Form 20-F
period 2004-12-31
CORPBANCA/FI
filed 2005-07-01
CIK 1276671

As filed with the Securities and Exchange on July 1, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

CORPBANCA

(Exact name of Registrant as specified in its charter)

Republic of Chile

(Jurisdiction of incorporation or organization)

Huérfanos 1072

Santiago, Chile

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
American Depositary Shares representing Common Stock	New York Stock Exchange
Common Stock, no par value*	New York Stock Exchange*

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements that constitute forward-looking statements. These statements appear throughout this annual report, including, without limitation, under “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and include statements regarding our current intent, belief or expectations with respect to (1) our asset growth and financing plans, (2) trends affecting our financial condition or results of operations, (3) the impact of competition and regulations, (4) projected capital expenditures and (5) liquidity. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements included in this annual report as a result of various factors (including, without limitation, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates and operating and financial risks), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America,

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies or securities issued by Chilean companies,

•	the monetary and interest rate policies of the Banco Central de Chile (the Central Bank of Chile), or the Central Bank,

•	inflation,

•	deflation,

•	unemployment,

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms,

•	unanticipated turbulence in interest rates,

•	movements in foreign exchange rates,

•	movements in equity prices or other rates or prices,

•	changes in Chilean and foreign laws and regulations,

•	changes in taxes,

•	competition, changes in competition and pricing environments,

•	our inability to hedge certain risks economically,

•	the adequacy of loss allowances or provisions,

•	technological changes,

•	changes in consumer spending and saving habits,

•	successful implementation of new technologies,

•	loss of market share,

•	changes in, or failure to comply with banking regulations, and

•	the factors discussed under “Item 3. Key Information—Risk Factors” in this annual report.

You should not place undue reliance on such statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after the date of this annual report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a sociedad anónima (corporation) organized under the laws of the Republic of Chile. None of our directors or executive officers are residents of the United States and a substantial portion of our assets and these individuals are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon such persons or to enforce against them or us in the United States courts, judgment obtained in the United States predicated upon the civil liability provisions of the federal securities laws of the United States.

No treaty exists between the United States and Chile for the reciprocal enforcement of judgments. Chilean courts, however, have enforced final judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, subject to the review in Chile of the United States judgment in order to ascertain whether certain basic principles of due process and public policy have been respected without reviewing the merits of the subject matter of the case. If a U.S. court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this judgment in Chile will be subject to the obtaining of the relevant “exequatur” (i.e. recognition and enforcement of the foreign judgment) according to Chilean civil procedure law in force at that time, and consequently, subject to the satisfaction of certain factors. Currently, the most important of these factors are the existence of reciprocity, the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances, the Chilean courts’ determination that the U.S. courts had jurisdiction, that process was appropriately serviced on the defendant and that the defendant was afforded a real opportunity to appear before the court and defend its case; and that enforcement would not violate Chilean public policy.

If an action is started before Chilean courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws and as to the enforceability in Chilean courts of judgments of United States courts obtained in actions based upon civil liability provisions of the federal securities laws of the United States.

T ABLE OF CONTENTS

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our consolidated financial statements in Chilean pesos and in conformity with generally accepted accounting principles in Chile, or Chilean GAAP, and the relevant rules of the Chilean Superintendencia de Bancos e Instituciones Financieras, or the Chilean Superintendency of Banks, which together differ in certain respects from accounting principles generally accepted in the United States, or U.S. GAAP. References to Chilean GAAP in this annual report are to Chilean GAAP, as supplemented by the applicable rules of the Chilean Superintendency of Banks. See note 27 to our audited consolidated financial statements included herein for a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of and for each of the two years ended December 31, 2004.

Our audited consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years ended December 31, 2004 are referred to herein as our financial statements. Pursuant to Chilean GAAP, unless otherwise indicated, financial data as of December 31, 2004, 2003, 2002, 2001 and 2000 and for each of the five years in the period ended December 31, 2004 included in our financial statements and elsewhere throughout this annual report have been expressed in constant pesos as of December 31, 2004.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. As of June 15, 2005, UF1.00 was equivalent to U.S.$29.63 and Ch$17,463.08. See “Item 5. Operating and Financial Review and Prospects.”

Unless otherwise specified, all references in this annual report (except in our financial statements) to loans are to loans, contingent loans and financial leases before deduction for allowances for loan losses, and, except as otherwise specified, all market share data presented herein are based on information published periodically by the Chilean Superintendency of Banks on an unconsolidated basis. Non-performing loans that are not yet 90 days or more overdue have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of commercial loans included in Categories C4, D1 and D2 and loans (or portions thereof) that are overdue. We cease to accrue interest on loans as soon as they become overdue. For a description of the loan categories applicable to our business, see “Item 4. Information on the Company—Selected Statistical Information—Analysis of Our Loan Classification.” Past due loans include, with respect to any loan, the portion of principal or interest that is 90 or more days overdue, and do not include the portion of such loan that is not overdue or that is less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan. This practice differs from that normally followed in the United States where the amount classified as past due would include the total principal and interest on all loans which have any portion overdue. See “Item 4. Information on the Company—Selected Statistical Information—Classification of Loan Portfolio Based on Borrower’s Payment Performance.” For a description of our major types of loans, as well as tables showing their maturities, see “Item 4. Information on the Company—Selected Statistical Information—Loan Portfolio” and “Item 4. Information on the Company—Selected Statistical Information —Maturity and Interest Rate Sensitivity.”

Unless otherwise specified, all references to “shareholders’ equity” as of December 31 of any year are to shareholders’ equity as stated in our financial statements, excluding dividends paid, if any, in respect of the year then ended, such dividends having been paid in the following year.

Certain figures included in this annual report and in our financial statements have been rounded for ease of presentation. Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in our financial statements. Certain other amounts that appear in this annual report may not sum due to rounding.

This annual report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our financial statements or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts as of December 31, 2000, 2001, 2002, 2003 and 2004 and for each of the five years in the period ended December 31, 2004 have been translated from pesos based on the dólar observado, or observed exchange rate, of Ch$559.83 per U.S.$1.00 as reported by the Banco Central de Chile (the Central Bank of Chile, or the Central Bank) as of December 31, 2004. The observed exchange rate reported by the Central Bank is based on the average rate for the prior business day in Chile and is the exchange rate specified by the Chilean Superintendency of Banks for use by Chilean banks in the preparation of their financial statements. The Federal Reserve Bank of New York does not report a noon buying rate for pesos. See “—Exchange Rate Information” below.

In this annual report, all macro-economic data related to the Chilean economy is based on information published by the Central Bank, and all market share and other data related to the Chilean financial system is based on information published by the Chilean Superintendency of Banks as well as other publicly available information. Information regarding the consolidated risk index of the Chilean financial system as a whole is not available. The Chilean Superintendency of Banks publishes the unconsolidated risk index for the financial system three times yearly in February, June and October.

EXCHANGE RATE INFORMATION

Chile has two currency markets, the Formal Exchange Market and the Mercado Cambiario Informal, or the Informal Exchange Market. The Central Bank is empowered to determine that certain purchases and sales of foreign currencies must be carried out in the Formal Exchange Market. Pursuant to Central Bank regulations which are currently in effect, all payments, remittances or transfers of foreign currency abroad which are required to be effected through the Formal Exchange Market may be effected with foreign currency procured outside the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities so authorized by the Central Bank. Current regulations require that the Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market.

The reference exchange rate for the Formal Exchange Market is reset daily by the Central Bank, taking internal and external inflation into account, and is adjusted daily to reflect variations in parities between the peso and each of the U.S. dollar, the Euro and the Japanese yen. The observed exchange rate for a given date is the average exchange rate of the transactions conducted in the Formal Exchange Market on the immediately preceding banking day, as certified by the Central Bank.

Prior to September 2, 1999, authorized transactions by banks were generally transacted within a certain band above or below the reference exchange rate. In order to maintain the average exchange rate within such limits, the Central Bank intervened by selling and buying foreign currencies on the Formal Exchange Market. On September 2, 1999, the Central Bank eliminated the exchange rate band as an instrument of exchange rate policy, introducing more flexibility to the exchange market. The Central Bank announced that it will intervene in the exchange market only in special and qualified cases.

Purchases and sales of foreign currencies which may be effected outside the Formal Exchange Market can be carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. On December 31, 2004, the average exchange rate in the Informal Exchange Market was approximately the same as the published observed exchange rate for such date of Ch$559.83 per U.S.$1.00.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for the periods set forth below, as reported by the Central Bank.

	Daily Observed Exchange Rate Ch$ per U.S.$(1)
Year	Low(2)		High(2)		Average(3)		Period End
2000	C	h$501.04	C	h$580.37	C	h$539.49	C	h$572.68
2001		557.13		716.62		634.94		656.20
2002		641.75		756.56		688.94		712.38
2003		593.10		758.21		691.40		599.42
2004		559.21		649.45		609.53		559.83
December 2004		559.66		597.27		576.17		559.83
January 2005		557.40		586.18		574.12		586.18
February 2005		563.22		585.40		573.58		577.52
March 2005		573.55		591.69		586.48		586.45
April 2005		572.75		588.95		580.46		582.87
May 2005		570.83		583.59		578.31		580.20
June 2005 (4)		583.00		592.75		589.36		589.38

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of monthly average rates during the year.
(4)	Through June 15, 2005.

The observed exchange rate for June 15, 2005 was Ch$589.38 = U.S.$1.00.

A. SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial and operating information as of the dates and for the periods indicated. You should read the following information together with the financial statements, including the notes thereto, included in this annual report and the information set forth in “Item 5. Operating and Financial Review and Prospects.”

The selected consolidated income statement and balance sheet data as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 appearing herein have been derived from our consolidated financial statements which have been audited by Deloitte & Touche Sociedad de Auditores y Consultores Ltda., or Deloitte.

Our audited consolidated income statements for the years ended December 31, 2004, 2003 and 2002, and our audited consolidated balance sheets as of December 31, 2004 and 2003, which we refer to as our financial statements, and the reports of Deloitte thereon, appear elsewhere in this annual report. The selected consolidated income statement data for the years ended December 31, 2001 and 2000, and the selected consolidated balance sheet data as of December 31, 2002, 2001 and 2000 have been derived from financial statements which have been audited by Deloitte and which do not appear elsewhere in this annual report.

Our financial statements have been prepared in accordance with Chilean GAAP (including the rules of the Chilean Superintendency of Banks), which differs in certain significant respects from U.S. GAAP. See note 27 to our financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

Unless otherwise indicated, U.S. dollar amounts as of December 31, 2004, 2003, 2002, 2001 and 2000 and for each of the five years ended December 31, 2004 have been translated from pesos based on the dólar observado, or observed exchange rate, of Ch$559.83 per U.S.$1.00 as reported by the Central Bank on December 31, 2004. The rate reported by the Central Bank is based on the average rate for the prior business day in Chile and is the exchange rate specified by the Chilean Superintendency of Banks for use by Chilean banks in the preparation of their financial statements. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

U.S. GAAP data for 2000 and 2001 does not appear in the following table or elsewhere in this annual report because we have not previously prepared such data for periods prior to 2002.

	As of and for the Year Ended December 31,
	2000		2001		2002		2003		2004		2004
	(in millions of constant Ch$ as of December 31, 2004)(1)										(in thousands of U.S.$)(1)(2)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP
Net interest revenue	Ch $	90,823	Ch$	97,060	Ch$	102,310	Ch$	97,991	Ch$	111,926	Ch$	199,929
Provisions for loan losses		(20,345)		(21,937)		(23,739)		(26,179)		(18,119)		(32,365)
Fees and income from services (net)		16,979		17,545		20,372		22,535		18,854		33,678
Other operating income (net)		2,865		7,092		10,797		19,149		6,673		11,920
Other income and expenses (net)		(7,097)		(7,016)		(18,895)		(1,675)		(1,764)		(3,151)
Operating expenses		(69,974)		(61,342)		(54,645)		(56,023)		(53,838)		(96,169)
Net loss from price-level restatement		(695)		(1,766)		(2,092)		(2,294)		(6,453)		(11,527)

Income before income taxes		12,556		29,636		34,108		53,504		57,279		102,315
Income tax (expense) benefit		1,520		497		1,543		(2,127)		(6,512)		(11,632)
Revenues of voluntary reserves		2,031		160		1,146		—		—		—

Net income	Ch$	16,107	Ch$	30,293	Ch$	36,797	Ch$	51,377	Ch$	50,767	Ch$	90,683

Net income per share of common stock		0.09		0.18		0.16		0.23		0.22		0.00039
Dividends per share of common stock(3)		—		—		0.08		0.08		0.11		0.00020
Dividends per ADS(4)		—		—		400.00		400.00		550.00		0.98
Shares of common stock outstanding (in thousands)		170,382,765.6		170,449,290.6		226,909,290.6		226,909,290.6		226,909,290.6		—
U.S. GAAP
Net interest income(5)		—		—		100,218		95,697		105,473		188,402
Provisions for loan losses		—		—		(22,593)		(26,179)		(18,119)		(32,365)
Amortization of goodwill		—		—		—		—		—		—
Long-term borrowings		—		—		345,884		438,235		544,733		973,033
Net income		—		—		50,291		56,411		58,637		104,741
Net income per share of common stock(6)		—		—		0.28		0.25		0.26		0.0005
Net income per ADS(6)		—		—		1,400.0		1,250.0		1,300.0		2.3
Weighted average ADS outstanding (in millions)		—		—		36		45		45		—

	As of and for the Year Ended December 31,
	2000	2001	2002	2003	2004	2004
	(in millions of constant Ch$ as of December 31, 2004)(1)					(in thousands of U.S.$)(1)(2)
CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP
Cash and due from banks	104,212	112,155	145,614	118,158	158,602	283,304
Investments	299,633	295,250	283,967	471,812	529,409	945,660
Total loans	1,321,980	1,539,571	1,769,821	2,144,926	2,443,649	4,364,984
Allowances for loan losses	(28,849)	(33,907)	(39,249)	(45,308)	(41,611)	(74,328)
Other assets(7)	140,466	149,381	144,491	166,739	111,535	199,230
Total assets	1,837,442	2,062,450	2,304,644	2,856,327	3,201,584	5,718,850
Deposits	1,147,423	1,253,794	1,371,151	1,658,633	1,872,426	3,344,633
Other interest-bearing liabilities	419,164	479,560	445,042	641,307	726,316	1,297,386
Shareholders’ equity	150,589	180,872	314,453	347,496	376,396	672,340
U.S. GAAP
Total loans	—	—	1,623,024	1,942,392	2,246,882	4,013,508
Allowances for loan losses	—	—	(39,249)	(45,308)	(41,611)	(74,328)
Total assets	—	—	2,150,163	2,644,665	2,994,470	5,348,892
Shareholders’ equity	—	—	288,838	315,138	344,602	615,548
Goodwill	—	—	—	—	—	—
SELECTED CONSOLIDATED RATIOS
Profitability and Performance
Net interest margin(8)	6.3%	5.9%	5.3%	4.1%	4.0%	—
Return on average total assets(9)	0.7%	1.2%	1.3%	1.6%	1.5%	—
Return on average shareholders’ equity(10)	12.3%	17.6%	18.2%	15.3%	14.0%	—
Efficiency ratio (consolidated)(11)	63.2%	50.4%	40.9%	40.1%	39.2%	—
Dividend payout ratio(12)	—	—	50.0%	50.0%	50.0%	—

Capital

Average shareholders’ equity as a percentage of average total assets	6.0%	6.8%	7.2%	10.5%	10.5%	—
Total liabilities as a multiple of shareholders’ equity	11.2	10.4	6.3	7.2	7.5	—

Asset Quality

Allowances for loan losses as a percentage of overdue loans(13)	83.9%	103.3%	96.9%	105.8%	122.9%	—
Overdue loans as a percentage of total loans(13)	2.6%	2.1%	2.3%	2.0%	1.4%	—
Allowances for loan losses as a percentage of total loans	2.2%	2.2%	2.2%	2.1%	1.7%	—
Past due loans as a percentage of total loans(14)	1.7%	1.5%	1.7%	1.2%	0.8%	—
U.S. GAAP
Profitability and Performance
Net interest margin(15)	—	—	5.2%	4.0%	3.8%	—
Return on average total assets(16)	—	—	—	2.4%	2.1%	—
Return on average shareholders’ equity(17)	—	—	—	18.7%	17.8%	—
Asset Quality
Past due loans as a percentage of total loans(14)	—	—	2.8%	2.4%	2.0%	—
OTHER DATA
Inflation rate	4.5%	2.6%	2.8%	1.1%	2.4%	—
Revaluation (Devaluation) rate (Ch$/U.S.$)	(8.5)%	(14.6)%	(8.6)%	15.9%	6.6%	—
Number of employees	1,926	1,810	1,759	1,860	1,963	—
Number of branches and offices	66	67	67	66	63	—

(1)	Except per share data, percentages and ratios, share amounts, employee numbers and numbers of branch offices.
(2)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2004 have been translated from pesos at the observed exchange rate of Ch$ 559.83 U.S.$1.00 as of December 31, 2004.
(3)	Represents dividends paid in respect of net income earned in the prior fiscal year.
(4)	Each ADS represents 5,000 shares of common stock.
(5)	Net interest income and total assets on a U.S. GAAP basis have been determined by applying the relevant U.S. GAAP adjustments to net interest income presented in accordance with Article 9 of Regulation S-X. See note 27 to our financial statements.
(6)	Net income per share of common stock in accordance with U.S. GAAP has been calculated on the basis of the weighted average number of shares outstanding for the period. One ADS equals 5,000 shares of common stock.
(7)	This line item is comprised primarily of bank premises and equipment, assets received in lieu of payment (repossessed assets), assets to be leased, amounts received under spot foreign exchange transactions, transactions in process, prepaid and deferred expenses, deferred income taxes and goodwill.
(8)	Net interest margin is defined as net interest revenue divided by average interest-earning assets.
(9)	Return on average total assets is defined as net income divided by average total assets.
(10)	Return on average shareholders’ equity is defined as net income divided by average shareholders’ equity.

(11)	Operating expenses as a percentage of operating revenue. Operating revenue is the aggregate of net interest revenue, fees and income from service (net) and other operating income (net).
(12)	Represents the ratio of dividends declared per share divided by net income per share.
(13)	Overdue loans consist of all non-current loans.
(14)	Past due loans include, with respect to any loan, the amount of principal or interest that is 90 days or more overdue, and do not include the installments of such loan that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan. Under U.S. GAAP, non-performing loans would include the total outstanding amount of the loan if any principal or interest payment was 90 days or more past due.
(15)	Net interest margin on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to net interest income presented in accordance with Article 9 of Regulation S-X. See note 26 to our financial statements.
(16)	Net income divided by average total assets. Average total assets were calculated as an average of the beginning and ending balance for each year, and total assets on a U.S. GAAP basis have been determined by applying the relevant U.S. GAAP adjustments to shareholders’ equity. See note 27 to our financial statements.
(17)	Average shareholders’ equity was calculated as an average of the beginning and ending balance for each year. Shareholders’ equity on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to shareholders’ equity. See note 27 to our financial statements.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

RISKS ASSOCIATED WITH OUR BUSINESS

The growth of our loan portfolio may expose us to increased loan losses.

From December 31, 1995 to December 31, 2004, our aggregate loan portfolio grew by 476.9% in nominal terms to Ch$ 2,443,649 million. Our business strategy provides for the increase in our market share through an increase in our loan portfolio. The growth of our loan portfolio (particularly in the lower-middle to middle income consumer and small and medium-sized corporate business segments) may expose us, in an economic downturn, to a higher level of loan losses and require us to establish proportionately higher levels of provisions for loan losses, which will partially offset the increased income that we can expect to receive as the loan portfolio grows.

Our loan portfolio may not continue to grow at the same rate.

There can be no assurance that in the future our loan portfolio will continue to grow at the same or similar rates as the growth rate that we historically experienced. Due to the economic slowdown in Chile in recent years and the recession of 1999, loan demand has not been as strong as it was in the mid-1990s. Average loan growth has, however, remained significant in the last five years. According to the Chilean Superintendency of Banks, from December 31, 1999 to December 31, 2004, the aggregate amount of loans in the Chilean banking system (on an unconsolidated basis) grew 47.2% in nominal terms to Ch$ 37,832.9 million as of December 31, 2004. A reversal of the rate of growth of the Chilean economy could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowance for loan losses.

Increased competition and industry consolidation may adversely affect the results of our operations.

The Chilean market for financial services is highly competitive. We compete with other Chilean private sector domestic and foreign banks, with BancoEstado (a public-sector bank) and with large department stores that make consumer loans to a large portion of the Chilean population. Since 2001, three new private sector banks affiliated with Chile’s largest department stores initiated their operations mainly as consumer and medium-sized corporate niche banks. The lower-middle to middle income segments of the Chilean population and the small and medium-sized corporate segments have become the target markets of several banks, and competition in these segments is likely to increase. As a result, net interest margins in these segments are likely to decline. Although we believe that demand for financial products and services from the lower-middle to middle income market segments and for small and medium-sized companies will continue to grow during the remainder of the decade, we cannot assure you that net interest margins will be maintained at their current levels. We believe that our principal competitors are Banco de Crédito e Inversiones (BCI), Banco Bilbao Vizcaya Argentaria, Chile S.A., or BBVA, Banco del Desarrollo, Citibank and Scotiabank Sudamericano, but we also face competition from larger banks such as Banco de Chile and Banco Santander Santiago, among others.

We also face competition from non-bank and non-finance competitors with respect to some of our credit products, such as credit cards and consumer loans. Non-bank competition from large department stores has become increasingly significant in the consumer lending sector. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products and mortgage loans. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has seen rapid growth. Nevertheless, non-banking competition, especially department stores, may be able to engage in some types of advertising and promotion in which, by virtue of Chilean banking rules and regulations, we are prohibited from engaging.

The increase in competition within the Chilean banking industry in recent years has led to, among other things, consolidation in the industry. In 2002 Banco Santiago and Banco Santander-Chile, the then second and third largest private banks in Chile, respectively, merged to become Chile’s largest bank. In 2002, Banco de Chile and Banco de A. Edwards, then the third and fifth largest private banks in Chile respectively, merged to become the second largest Chilean bank. In 2004, Banco de Crédito e Inversiones (BCI) purchased 99.9% of the shares of Banco Conosur. Consolidation, which can result in the creation of larger and stronger competitors, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate and increasing our costs of operation.

Our exposure to individuals and small and medium-sized businesses could lead to higher levels of past due loans and subsequent loan losses.

A substantial number of our customers consists of individuals and small and medium-sized companies (those with annual sales between Ch$600 million and Ch$5,999 million). As part of our business strategy, we seek to increase lending and other services to small and medium-sized companies and individuals. Our business results relating to our individual and small and medium-sized company customers are, however, more likely to be adversely affected by downturns in the Chilean economy, including increases in unemployment, than our business from large corporations and high-income individuals. For example, unemployment directly affects the capacity of individuals to obtain and repay consumer loans. Consequently, in the future we may experience higher levels of past due loans, which could result in higher provisions for loan losses. In 1997, the Chilean Superintendency of Banks increased the level of provisions required for consumer loans (including loans to high income individuals) due to concerns regarding the levels of consumer indebtedness and vulnerability of the banking sector in an economic downturn. There can be no assurance that the levels of past due loans and subsequent loan losses will not be materially higher in the future.

Our results of operations are affected by interest rate volatility.

Our results of operations depend to a great extent on our net interest revenue. In 2003 and 2004, net interest revenue represented 70.2% and 81.4% of our operating revenues, respectively. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities leading to a reduction in our net interest revenue. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. Any volatility in interest rates could adversely affect our business, our future financial performance and the price of our securities. Over the period from December 31, 1998 to December 31, 2004, yields on the Chilean government’s 90-day note as reported on those dates moved from 13.49% to 2.58%, decreasing every year, with a high of 8.69% and low of 6.14% in 2001, a high of 6.00% and a low of 2.87% in 2002, a high of 2.97% and a low of 2.48% in 2003, a high of 2.35% and a low of 1.31% in 2004 and a high of 3.24% and a low of 2.49% in the first five months of 2005.

RISKS RELATING TO CHILE

Our growth and profitability depend on the level of economic activity in Chile and other emerging markets.

A substantial amount of our loans are to borrowers doing business in Chile. Accordingly, the recoverability of these loans in particular, our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile. The Chilean economy has been influenced, to varying degrees, by economic conditions in other emerging market countries. We cannot assure you that the Chilean economy will continue to grow in the future or that future developments in or affecting the Chilean economy, including further consequences of continuing economic difficulties in Brazil, Argentina and other emerging markets, will not materially and adversely affect our business, financial condition or results of operations.

According to data published by the Central Bank, the Chilean economy contracted at a rate of 0.8% in 1999 and grew at a rate of 4.5% in 2000, 3.4% in 2001, 2.2% in 2002, 3.3% in 2003 and 6.1% in 2004. Historically, lower economic growth has adversely affected the overall asset quality of the Chilean banking system and that of our portfolios. According to information published by the Chilean Superintendency of Banks, the unconsolidated risk index of the components of the Chilean financial system as a whole deteriorated from 1.98% as of October 31, 1999, to 2.08% as of October 31, 2000, improved to 1.90% as of October 2001, deteriorated to 1.95% as of October 31, 2002, improved to 1.82% as of October 31, 2003 and deteriorated to 1.99% as of December 31, 2004. Our unconsolidated risk index as of December 31, 2004 was 1.58%. Our results of operations and financial condition could also be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector, or other political or economic developments in Chile.

Although economic conditions are different in each country, investors’ reactions to developments in one country may affect the securities of issuers in other countries, including Chile. For instance, the devaluation of the Mexican peso in December 1994 set off an economic crisis in Mexico that negatively affected the market value of securities in many countries throughout Latin America. The crisis in the Asian markets, beginning in July 1997, resulted in sharp devaluations of other Asian currencies and negatively affected markets throughout Asia, as well as many markets in Latin America, including Chile. Similar adverse consequences resulted from the 1998 crisis in Russia and the devaluation of the Brazilian real in 1999. In part due to the Asian and Russian crises, the Chilean stock market declined significantly in 1998 to levels equivalent to 1994.

Economic problems in Argentina and Brazil may have an adverse effect on the Chilean economy and on our results of operations and the share price of our ADSs and shares.

If Argentina’s economic environment deteriorates or does not continue to improve, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years.

Our business could be affected by political uncertainty and economic weakness in Brazil. This could result in the need for us to increase our loan allowances and provisions thus affecting our financial condition, our results of operations and the price of our shares and ADSs, or our business.

Securities prices of Chilean companies including banks are, to varying degrees, influenced by economic and market considerations in other emerging market countries and by the U.S. economy. We cannot assure you that the weak Argentine economy and related economic uncertainty and the political and economic uncertainty in Brazil will not have an adverse effect on Chile, the price of our securities, or our business.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our shares and ADSs.

The Chilean government’s economic policies and any future changes in the value of the peso against the U.S. dollar could affect the dollar value of our securities. The peso has been subject to large devaluations in the past and could be subject to significant fluctuations in the future. In the period from December 31, 1997 to December 31, 2004, the value of the peso relative to the U.S. dollar decreased 27.3%, as compared to an 8.8% decrease in value in the period from December 31, 1994 to December 31, 1997. The observed exchange rate for June 15, 2005 was Ch$589.38 = U.S.$1.00, reflecting an appreciation of the peso against the U.S. dollar of 1.70% since December 31, 2003. Our results of operations may be affected by fluctuations in the exchange rates between the peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate mismatches. In order to avoid material exchange rate mismatches, we enter into forward exchange transactions. As of December 31, 2004, our foreign currency denominated assets and peso-denominated assets that contain repayment terms linked to changes in foreign currency exchange rates exceeded our foreign currency denominated liabilities and peso-denominated liabilities that contain repayment terms linked to changes in foreign currency exchange rates by Ch$13,798 million (approximately U.S.$24.6 million).

We may decide to change our policy regarding exchange rate mismatches. Regulations that limit such mismatches may also be amended or eliminated. Greater exchange rate mismatches will increase our exposure to the devaluation of the peso, and any such devaluation may impair our capacity to service our foreign-currency obligations and may, therefore, materially and adversely affect our financial condition and results of operation. Notwithstanding the existence of general policies and regulations that limit material exchange rate mismatches, the economic policies of the Chilean government and any future fluctuations of the peso against the dollar could affect our financial condition and results of operations.

Trading transactions in Chile of the shares of common stock underlying our ADSs are denominated in pesos. Cash distributions with respect to our shares of common stock are received in Chilean pesos by the depositary, which then converts such amounts to U.S. dollars at the then-prevailing exchange rate for the purpose of making payments in respect of our ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the dollar value of our ADSs and any distributions to be received from the depositary will be reduced. In addition, the depositary will incur customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments.

High levels of inflation could adversely affect our financial condition and results of operations.

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our results of operations and, indirectly, the value of our securities. The following table shows the annual rate of inflation (as measured by changes in the Chilean consumer price index, or CPI, and as reported by the Chilean Instituto Nacional de Estadísticas, or the Chilean National Institute of Statistics, during the last six years ended December 31 and through May 31, 2005).

Year	Inflation (CPI)
(in percentages)
1999	2.3
2000	4.5
2001	2.6
2002	2.8
2003	1.1
2004	2.4
2005 (through May 31)	1.4

There can be no assurance that our operating results will not be adversely affected by changing levels of inflation, or that Chilean inflation will not change significantly from the current level.

Banking regulations may adversely affect our financial condition and results of operations.

We are subject to regulation by the Chilean Superintendency of Banks. In addition, we are subject to regulation by the Central Bank with regard to certain matters, including interest rates and foreign exchange. During the Chilean financial crisis of 1982 and 1983, the Central Bank and the Chilean Superintendency of Banks strictly controlled the funding, lending and general business matters of the banking industry in Chile.

Pursuant to the Chilean Ley General de Bancos, Decreto con Fuerza de Ley No. 3 de 1997, or the General Banking Law, all Chilean banks, subject to the approval of the Chilean Superintendency of Banks, may engage in certain businesses other than commercial banking depending on the risk associated with such business and the financial strength of the bank. Such additional businesses include securities brokerage, mutual fund management, securitization, insurance brokerage, leasing, factoring, financial advisory, custody and transportation of securities, loan collection and financial services. The General Banking Law also applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basle Committee on Banking Regulation and Supervisory Practices and limits the discretion of the Chilean Superintendency of Banks to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us, than those currently in effect. Any change in applicable banking regulations could have a material adverse effect on our financial condition or results of operations.

Historically, Chilean banks have not paid interest on amounts deposited in checking accounts. However, effective June 1, 2002, the Central Bank allowed banks to pay interest on checking accounts. Currently, there are no applicable restrictions on the interest that may be paid on checking accounts. If competition or other factors lead us to pay interest on checking accounts, to relax the conditions under which we pay interest or to increase the number of checking accounts on which we pay interest, any such change could have a material adverse effect on our financial condition or results of operations.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

The accounting, financial reporting and securities disclosure requirements in Chile differ from those in the United States. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company.

Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Chilean and U.S. GAAP Reconciliation” and note 27 to our financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as such differences relate to us, and a reconciliation to U.S. GAAP of shareholders’ equity and net income as of and for each of the years ended December 31, 2004 and 2003.

As a regulated financial institution, we are required to submit to the Chilean Superintendency of Banks unaudited unconsolidated balance sheets and income statements, excluding any related footnote disclosure, prepared in accordance with Chilean GAAP and the rules of the Chilean Superintendency of Banks on a monthly basis. This information is made public by the Chilean Superintendency of Banks within approximately three months of receipt. The Chilean Superintendency of Banks also makes summary financial information available within three weeks of receipt. Such disclosure differs in a number of significant respects from information generally available in the United States with respect to U.S. financial institutions.

The securities laws of Chile, which govern open or publicly listed companies such as us, have as a principal objective promoting disclosure of all material corporate information to the public. Chilean disclosure requirements, however, differ from those in the United States in some important respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those in the United States and in certain respects the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

Chile imposes controls on foreign investment and repatriation of investments that may affect your investment in, and earnings from, our ADSs.

Equity investments in Chile by persons who are not Chilean residents have generally been subject to various exchange control regulations which restrict the repatriation of the investments and earnings therefrom. In April 2001, the Central Bank eliminated the regulations that affected foreign investors except that investors are still required to provide the Central Bank with information related to equity investments and conduct such operations within Chile’s Mercado Cambiario Formal, or Formal Exchange Market. See “Item 10. Additional Information—D. Exchange Controls” for a discussion of the types of information required to be provided.

Owners of ADSs are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by holders of ADSs will be converted into U.S. dollars and distributed net of foreign currency exchange fees and fees of the depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35.0% (subject to credits in certain cases). If for any reason, including changes in Chilean laws or regulations, the depositary were unable to convert pesos to U.S. dollars, investors may receive dividends and other distributions, if any, in pesos.

We cannot assure you that additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them or the repatriation of the proceeds from such disposition or the payment of dividends will not be imposed in the future, nor can we advise you as to the duration or impact of such restrictions if imposed.

RISKS RELATING TO OUR ADSs

There may be a lack of liquidity and market for our shares and ADSs.

We cannot assure you as to the liquidity of any markets that may develop for our ADSs, the ability of the holders to sell our ADSs or the price at which holders of our ADSs will be able to sell them. Future trading prices of our ADSs will depend on many factors including, among other things, prevailing interest rates, our operating results and the market for similar securities.

Our common stock underlying the ADSs is listed and traded on the Santiago Stock Exchange and the Chilean Electronic Exchange, although the trading market for the common stock is small by international standards. As of June 15, 2005, we had 226,909,290,577 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. In addition, according to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Chilean Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on the Chilean stock exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Chilean Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities. Furthermore, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it deems necessary. These and other factors may substantially limit your ability to sell the common stock underlying your ADSs at a price and time at which you wish to do so.

There can be no assurance that a liquid trading market for the common stock in Chile will continue. Approximately 42.5% of our outstanding common stock was held by the public as of June 15, 2005. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

Certain actions by our principal shareholder may have an adverse effect on the future market price of our ADSs and shares.

Alvaro Saieh Bendeck, through Corp Group Banking S.A. and Compañía Inmobiliaria y de Inversiones Saga S.A., or Saga, indirectly beneficially owns approximately 57.48% of our outstanding voting rights. The sale or disposition by Mr. Saieh Bendeck of our shares or ADSs that he indirectly owns, or the perception in the marketplace that such a sale or disposition may occur, may adversely affect the trading price of our shares on the Santiago Stock Exchange and, consequently, the market price of the ADSs.

You may be unable to exercise preemptive rights.

The Ley Sobre Sociedades Anónimas, Ley No. 18,046 and the Reglamento de Sociedades Anónimas, which we refer to collectively as the Chilean Corporations Law, and applicable regulations require that whenever we issue new common stock for cash, we grant preemptive rights to all of our shareholders (including holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Such an offering would not be possible unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, were effective with respect to such rights and common stock or an exemption from the registration requirements thereunder were available.

Since we are not obligated to file a registration statement with respect to such rights and the common stock, you may not be able to exercise your preemptive rights. If a registration statement is not filed and an applicable exemption is not available, the depositary will attempt to sell such holders’ preemptive rights and distribute the proceeds thereof, after deducting its expenses and fees, if a premium can be recognized over the cost of any such sale.

You may have fewer and less well defined shareholders’ rights than with shares of a company in the United States.

Our corporate affairs are governed by our estatutos, or by-laws, and the laws of Chile. Under such laws, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. For example, under legislation applicable to Chilean banks, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us.

Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the depositary.

Under Chilean law, a shareholder is required to be registered in our shareholders’ registry at least five business days before a shareholders’ meeting in order to vote at such meeting. A holder of ADSs will not be able to meet this requirement and accordingly is not entitled to vote at shareholders’ meetings because the shares underlying the ADSs will be registered in the name of the depositary. While a holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs in accordance with the procedures provided for in the deposit agreement, a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so. In certain instances, a discretionary proxy may vote our shares underlying the ADSs if a holder of ADSs does not instruct the depositary with respect to voting.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

We are organized under the laws of Chile, and all of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets are located in Chile. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Chile, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We are a sociedad anónima (corporation) organized under the laws of the Republic of Chile and licensed by the Chilean Superintendency of Banks to operate as a commercial bank. Our principal executive offices are located at Huérfanos 1072, Santiago, Chile. Our telephone number is 56-2-687-8000 and our website is www.corpbanca.cl. Information set forth at our website does not constitute a part of this annual report. Corpbanca and all our subsidiaries are organized under the laws of Chile. The terms “Corpbanca,” “Bank,” “we,” “us” and “our” in this annual report refer to Corpbanca together with its subsidiaries unless otherwise specified.

History

Corpbanca is Chile’s oldest currently operating bank—we were founded as Banco de Concepción in 1871 by a group of residents of the City of Concepción, Chile led by Aníbal Pinto, who would later become President of Chile. In 1971, Banco de Concepción was transferred to a government agency, Corporación de Fomento de la Producción (the Chilean Corporation for the Development of Production, or CORFO). Also in 1971, Banco de Concepción acquired Banco Francés e Italiano en Chile, which provided for the expansion of Banco de Concepción into Santiago. In 1972 and 1975, the bank acquired Banco de Chillán and Banco de Valdivia, respectively. In November 1975, CORFO sold its shares of the bank to private business persons, who took control of the bank in 1976. In 1980 the name of the bank was changed to Banco Concepción. In 1983, control of Banco Concepción was assumed by the Chilean Superintendency of Banks. The bank remained under the control of the Chilean Superintendency of Banks through 1986, when it was acquired by Sociedad Nacional de Minería (the Chilean National Mining Society, or SONAMI). Under SONAMI’s control, Banco Concepción focused on providing financing to small- and medium-sized mining interests, increased its capital and sold a portion of its high-risk portfolio to the Central Bank. Investors led by Mr. Alvaro Saieh Bendeck purchased a majority interest of Banco Concepción from SONAMI in 1996. During the last 16 years, Mr. Saieh Bendeck has directed the acquisition, creation and operation of a number of commercial banks, mutual fund companies, insurance companies and other financial entities in Chile and other parts of Latin America.

Following our acquisition in 1996, we began to take significant steps to improve our credit risk policies, increase operating efficiency and expand our operations. These steps included applying stricter provisioning and charge-off standards to our loan portfolio, cost cutting measures and technological improvements. We also changed our name to Corpbanca and hired a management team with substantial experience in the Chilean financial services industry. Several of our senior officers, prior to joining Corpbanca, were employed by Banco Osorno prior to its merger with Banco Santander-Chile in 1996. In addition, we significantly expanded our operations in 1998 through the acquisition of the Consumer Loan Division of Corfinsa (which was formerly a consumer loan division of Banco Sudamericano, currently Scotiabank Sudamericano) and the finance company Financiera Condell S.A. In November 2002, we completed the largest equity capital-raising transaction in Chile in that year, providing us with Ch$111,732 million (approximately U.S.$153 million using the exchange rate that was in effect as of December 31, 2002) in capital to help implement our growth strategies. We continue to consolidate our information technology systems into a single, integrated platform, Integrated Banking System, or IBS, providing us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each product and client segment.

As a result of the steps we have taken since the 1996 acquisition, we have developed a number of significant competitive strengths that we believe will continue to contribute to our growth potential. These include operating efficiencies, improved asset quality, an experienced management team, and a strong technological infrastructure. As of December 31, 2004, our efficiency ratio and our return on assets was the best among our peers (Banco Santander Chile, Banco de Chile, Banco de Crédito e Inversiones, BBVA, Scotiabank Sudamericano, Citibank, Banco del Desarrollo). Since 1996 we continue to be the fastest-growing bank in Chile in terms of loan portfolio size. In addition, our asset quality, as reflected by our risk index and our risk classification by the Chilean Superintendency of Banks, is comparable to that of our principal competitors, and our capitalization places us in a strong position among Chilean banks in terms of ability to fund growth. In recent years, our cost of funding has decreased as a result of improvements in our ratings. We believe that these strengths position us well for continued growth in the Chilean financial services industry.

As of December 31, 2004, our loan portfolio amounted to Ch$2,443,649 million, as compared to Ch$423,592 million as of December 31, 1995, representing 476.9% growth in nominal terms (314.4% in real terms). In 2004, our consolidated efficiency ratio (operating expenses as a percentage of operating revenue which is the aggregate of net interest revenue, fees and income from services (net) and other operating income (net)) was 39.2%, which represents a significant improvement over our unconsolidated efficiency ratio of 81.3% for 1995 (when we were not required to present consolidated financial statements). In addition, during the period from 1995 through 2004, our return on average total assets increased from 0.5% to 1.5% and our unconsolidated risk index improved from 3.20% as of December 31, 1995 to 1.58% as of December 31, 2004.

As of December 31, 2004, we had total assets of Ch$3,201,584 million (approximately U.S.$5,718,9 million) and shareholders’ equity (excluding net income for the year to date) of Ch$325,629 million (approximately U.S.$582 million). Our net income for 2004 was Ch$50,767 million (approximately U.S.$90.7 million), our return on average total assets was 1.5% and our return on average shareholders’ equity was 14.0%.

Strategy

Our primary business objectives include enhancing our market position in the Chilean financial services industry in terms of market share, service coverage and profitability by providing high quality financial products and services through efficient distribution channels to our customer base. We intend to achieve these objectives through the following strategies:

Continue to grow our operations profitably

We seek to achieve organic growth by offering competitive products and services in all of our lines of business. Our capital structure currently provides us with a strong basis upon which to grow our loan portfolio and expand our operations and branch network. We believe that our strong franchise in the retail banking segment offers the potential for significant growth in our loan portfolio. We are also focusing our marketing efforts on potential clients among small and medium-sized companies, large corporate clients and private banking customers. In addition, we may seek to expand through strategic acquisitions over time.

Capitalize on customer loyalty through cross-selling

We intend to increase our market share and profitability by continuing to cross-sell services and products to our existing clients. We have instituted processes that facilitate our ability to offer additional financial services to our clients, with an emphasis on increasing our revenues from fees from services. For example, we aim to increase our portfolio of mortgage loans by cross-selling mortgage products to our banking clients. In addition, we cross-sell loan products to our checking and savings account customers that are tailored to their individual needs and financial situation. We plan to continue these and other cross-selling efforts.

Increase operating efficiency through technological advances

We intend to maintain our position as the most efficient bank among our peers. We seek to achieve this goal by continuing to reduce costs, broadening our array of distribution channels and enhancing our distribution network through the adoption of cost-saving technologies. We continue to update our branch operations to allow for an increased level of customer “ self-help.” We are also working to increase use of internet banking by our customers. Currently, our customers are able to obtain account information, make bill payments, transfer funds and perform other transactions through our internet site. In addition, our recent implementation of IBS, a central information system that replaced a number of systems, providing us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each product and client segment, has resulted in additional cost savings. We have enhanced and continue to enhance our IBS network by implementing management information system software that we believe allows us to better assess the profitability of our customer relationships. We believe that the implementation of these and other technological advances will continue to improve our cost structure by minimizing the number of transactions that are initiated through our traditional branch network while at the same time responding to our customers’ evolving needs.

Actively manage risk exposure

We have a dedicated risk management team that focuses on monitoring risks across all areas of our business. Our credit committee meets weekly to review and approve or decline new credit proposals. We intend to continue to maintain what we believe to be conservative credit approval standards and reserve policies, enabling us to minimize the risk of ultimate loss. As of December 31, 2004, we had allowances for loan losses of Ch$41,611 million, representing 1.7% of total loans, charge-offs for 2004 of Ch$21,923 million, representing 1.3% of average loans for the period, and direct charge-offs for 2004 of Ch$2,762 million, representing 0.2% of average loans for 2004.

B. BUSINESS OVERVIEW

Principal Business Activities

We provide a broad range of commercial and retail banking services to our customers. In addition, we provide financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through our subsidiaries. The following chart sets forth our principal lines of business:

As of December 31, 2004, we have a nationwide network of 63 branches in Chile, including 25 branches operating under the Corpbanca name, 17 branches operating under the Bancondell name, and 21 integrated branches, which operate under both the Corpbanca and Bancondell names. In addition, we owned and operated 158 ATMs in Chile as of December 31, 2004, and our customers have access to thousands of ATMs in Chile through our agreement with Redbanc S.A., or Redbanc. We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients.

The following table provides information on the composition of our loan portfolio and other revenue-producing assets as of December 31, 2003 and December 31, 2004:

Loan/Asset Category	As of December 31, 2003(1)		As of December 31, 2004(2)		Variation		Variation (expressed as a percentage)
	(in millions of constant Ch$ as of December 31, 2004)
Commercial loans
General commercial loans	Ch$	994,496	Ch$	1,123,389	Ch$	128,893	13.0%
Foreign trade loans		142,975		178,662		35,687	25.0
Interbank loans		4,100		20,003		15,903	387.9
Leasing contracts		157,801		179,009		21,208	13.4
Factoring		38,172		60,118		21,946	57.5
Other outstanding loans		41,529		85,891		44,362	106.8

Subtotal commercial loans		1,379,073		1,647,072		267,999	19.4

Mortgage loans
Residential		102,756		92,594		(10,162)	(9.9)
Commercial		210,463		200,756		(9,707)	(4.6)

Subtotal mortgage loans		313,219		293,350		(19,869)	(6.3)

Consumer loans		223,580		286,817		63,237	28.3
Past due loans
Commercial loans		17,957		10,072		(7,885)	(43.9)
Residential mortgage loans		7,507		8,589		1,082	14.4
Consumer loans		1,056		982		(74)	(7.0)

Past due loans		26,520		19,643		(6,877)	(25.9)

Subtotal		1,942,392		2,246,882		304,490	15.7

Contingent loans(1)		202,534		196,767		(5,767)	(2.8)
Total loans(2)	Ch$	2,144,926	Ch$	2,443,649	Ch$	298,723	13.9

(1)	For purposes of loan classification, contingent loans are considered as commercial loans.
(2)	All of the above categories except mortgage loans, past due loans and contingent loans are combined into “Loans.”

Commercial Banking

In order to better serve businesses, we have divided our commercial banking services into the following divisions: small and medium-sized companies, large companies, corporate banking, leasing and factoring. In the 1996-2004 period, loans made to businesses, including commercial loans, trade finance, leasing agreements and contingent loans, experienced significant growth. As of December 31, 2004, we had aggregate commercial loans (including leasing, factoring, commercial mortgage and commercial past due loans) in the amount of Ch$2,054,667 million, comprising 84.1% of our total loan portfolio.

Small and Medium-Sized Companies. Our small and medium-sized companies business area services businesses with annual sales between Ch$600 million and Ch$5,999 million. We believe that the close relationships we have developed with our small and medium-sized business customers over the years provides us with a significant competitive advantage in this business area.

Our small and medium-sized companies business division offers its customers a broad range of financial products, including general commercial loans, working capital loans, trade finance, on-lending of financing originated by CORFO, overdraft credit lines, letters of credit, and mortgage loans. As of December 31, 2004, we had approximately 6,397 small and medium-sized company loan customers.

Large Companies. Our large companies business area services domestic companies with annual sales between and including Ch$6,000 million and Ch$60,000 million. This business area offers these companies a broad range of services tailored to their specific needs. These services include deposit-taking and lending in both pesos and foreign currency, trade financing, general commercial loans, working capital loans, letters of credit, interest and exchange rate insurance and cash flow management, among others. As of December 31, 2004, we had 520 large company debtors.

Corporate Banking. Our corporate banking business area is responsible for serving corporations having annual sales in excess of Ch$60,000 million. Our corporate banking division is focused on offering these clients a broad range of products, including working capital loans, credit lines, financial services, special advisory services, trade finance, syndicated loans and currency forwards. As of December 31, 2004, we had 54 corporate banking customers.

Leasing. This business division consists of providing leasing services relating to commercial real estate, vehicles, machinery and other items to our customers. As of December 31, 2004, we had total assets outstanding in our leasing division of Ch$179,009 million, comprising 7.3% of our total loan portfolio.

Factoring. Our factoring business consists of purchasing customers’ outstanding debt portfolios, such as bills, notes, or contracts, advancing such customers a payment representing the future cash flows from such assets, and then performing the related collection function. As of December 31, 2004, we had total factoring loans outstanding of Ch$60,118 million, representing 2.5% of our overall loan portfolio.

Retail Banking

Our retail banking strategy is to focus on meeting the financial services needs of individuals in Chile, which traditionally have had relatively low levels of interaction with banks and other financial services institutions and, accordingly, represent significant prospects for future growth for us. Our retail banking division serves retail customers across all income levels. As of December 31, 2004, our retail banking division administered checking accounts with an aggregate balance of Ch$130,760 million. At such date, these checking accounts represented 4.6% of our total liabilities.

We also provide time deposits and savings accounts in pesos, Euros, UF and U.S. dollars, with a minimum term of 30 days and a minimum amount of Ch$500,000 or, for foreign-currency accounts, U.S.$10,000 or the equivalent. We also offer traditional savings accounts with funds available for immediate withdrawal, including certain specialized accounts such as a home savings account. As of December 31, 2004, we administered 31,672 deposit accounts other than checking accounts for 38,826 customers, with an aggregate balance of Ch$1,610,260 million, representing 57.0% of our total liabilities as of such date.

Successive interest rate reductions by the Central Bank have enabled us to regain positive growth in our consumer loan portfolio, which, after decreasing 4.8% from 2000 to 2001, increased 14.9% in 2002, 19.2% in 2003 and 28.3% in 2004.

In addition to our branch network, which as of December 31, 2004 is comprised of 63 branches in Chile, including 25 operating under the Corpbanca name, 17 operating under the Bancondell name, and 21 integrated branches, which operate under both the Corpbanca and Bancondell names, we owned and operated 158 ATMs in Chile as of December 31, 2004, and our customers have access to thousands of ATMs in Chile through our agreement with Redbanc.

Our retail services are organized into three divisions: traditional retail banking services, lower income retail banking services (Bancondell), and high-income consumer services (private banking).

Traditional Retail Banking. Our traditional retail banking services are mainly oriented towards individuals with medium income levels (at least Ch$0.6 million per month), to whom we offer products such as checking accounts, credit lines, credit and debit cards, automotive financing, mortgage loans, insurance banking and time deposits, among others. Our traditional banking services are marketed and operated under the Corpbanca name. We offer the following products and services, among others, to our traditional retail banking customers:

Checking and Deposit Accounts. Our main checking account product is our “Integral” checking account, through which customers are provided with a package of services including ATM cards, a credit line, Visa and/or MasterCard credit cards with credit levels established pursuant to the creditworthiness of the individual, fraud insurance and access to internet and telephone banking.

Credit and Debit Cards. We issue both Visa and MasterCard credit cards to our individual clients. In addition to traditional cards, we offer cards issued under certain specialized customer loyalty programs, such as the Visa Delta SkyMiles card. We tailor our marketing of credit card services to different groups based on personal income. We charge annual fees for these credit cards to customers who do not hold “Integral” accounts with us. In late 2003, we became the second bank in Chile to offer the American Express card to its customers. As of December 31, 2004, our traditional retail banking division had 53,717 valid credit card accounts in use. We believe that, in addition to the other banks that operate in Chile, our main competitors in the credit card business are department stores and other non-banking businesses involved in the issuance of credit cards.

We also offer debit cards, which can be used for banking transactions at ATMs operating on the Redbanc network, as well as at retailers associated with the Redcompra program.

Mortgages. We offer two types of mortgages: residential mortgages for the purchase of new and existing homes (including refinancing of existing residential mortgages) and other mortgages, which are loans for other purposes secured by real property owned by the customer. Our mortgage loans generally have maturities between five and 30 years and are generally denominated in UF. In order to reduce our exposure to interest rate fluctuations and inflation with respect to our residential mortgage portfolio, a majority of our residential mortgages are funded through the issuance of mortgage finance bonds, which bear a real market rate of interest plus a fixed spread over the rate of variation of the UF. Chilean banking regulations limit the amount of a residential mortgage loan that may be financed with a mortgage finance bond to 75% of the lesser of (a) the purchase price of the property securing the loan and (b) the appraised value of such property. In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after-tax monthly income.

We continue to increase our marketing efforts relating to our mortgage services. Our market penetration for mortgage products has historically been lower than our overall market share in the Chilean system, which as of December 31, 2004 was 6.5% (net of interbank loans). Historically this disparity has been due to the relatively high rates on our mortgage products. However, our strategy and recent results have made it possible for us to decrease our financing costs and, therefore, offer more competitive rates and terms. Accordingly, our market share of mortgage products has grown from 1.7% as of December 2003, to 2.3% as of December 2004. We intend to continue to grow in this market.

Consumer Loans. We offer personal consumer loans for a variety of purposes, including personal loans (with automatic payments deducted from a checking or credit card account and with mandatory life, home and/or unemployment insurance); automotive financing; and university and post-graduate education loans (with mandatory life insurance). Our consumer loans are generally installment loans denominated in pesos or UF, bear interest at fixed or variable rates and typically have maturities up to 36 months. However, in addition, we offer consumer loans to employees of our corporate clients which have maturities of up to 48 months.

Lower Income Retail Banking—Bancondell. Under the “Bancondell” brand, we offer consumer lending and credit card services to the traditionally underserved low- to middle-income segments of the Chilean population. Bancondell represents a distinct delivery channel for loans and credit cards, and it maintains a separate brand identity and branch network. In this segment we compete with the consumer divisions of other banks as well as certain consumer credit providers, including department stores. Of our 63 branches as of December 31, 2004, 17 operate under the Bancondell name and 21 are integrated branches that bear both the Bancondell and Corpbanca names and through which we provide both Bancondell-branded services and our traditional Corpbanca-branded services.

Improved economic conditions in Chile over the past decade have resulted in an increased demand for consumer credit by low- to middle-income individuals, whom we classify as persons with annual income between Ch$1.2 million and Ch$7.2 million. Many of these individuals have not had prior exposure to banking products or services. Through Bancondell, we focus on developing and marketing products specifically oriented to individuals in this subsegment of the population while introducing them to the banking sector. We offer the following products and services to our lower income retail banking-Bancondell customers:

Consumer Loans. We offer personal loans under the Bancondell brand, including personal debt consolidation loans. These loans are generally denominated in pesos and repayable through equal monthly installments. Life and unemployment insurance are mandatory in connection with these loans.

Credit Cards. Under the Bancondell brand, we provide “classic” Visa and MasterCard credit cards, which require the payment of an annual fee. As of December 31, 2004, we had 9,357 credit card accounts in use through Bancondell. We believe that, in addition to the other banks that operate in Chile, our main competitors in the credit card business are department stores and other non-banking businesses involved in the issuance of credit cards.

Private Banking. In 2002 we began to provide our “Corpbanca Privada” private banking services to high income and high net worth individuals on an invitation-only basis. Each client under this program is provided with a relationship officer who oversees the client’s entire relationship with us across all product lines. As of December 31, 2004, we had 1,430 “Corpbanca Privada” clients.

Non-Banking Financial Services Offered Through Subsidiaries

We have made several strategic long-term investments in non-banking financial services companies, which are engaged in activities complementary to our core banking activities. Through these companies, each of which is our wholly-owned subsidiary, we intend to continue to develop a comprehensive financial services group able to meet the diverse financial needs of our current and potential clients.

The following table sets forth certain financial information with respect to our financial services subsidiaries as of December 31, 2003 and 2004, in millions of pesos. Amounts relating to intercompany transactions have not been removed for purposes of this table.

	As of and for the year ended December 31, 2003						As of and for the year ended December 31, 2004
	Assets		Shareholder’s Equity		Net Income		Assets		Shareholder’s Equity		Net Income
	(in millions of Ch$ as of December 31, 2004)						(in millions of Ch$ as of December 31, 2004)
Corp Corredores de Seguros S.A.	Ch$	1,690	Ch$	37	Ch$	1,489	Ch$	2,055	Ch$	55	Ch$	1,785
Corp Asesorías Financieras S.A		240		170		53		351		149		125
Corp Administradora General de Fondos S.A.	Ch$	2,181	Ch$	1,516	Ch$	390	Ch$	2,565	Ch$	1,519	Ch$	702
Corp Corredores de Bolsa S.A		73,007		6,235		1,668		106,386		9,442		2,819

Insurance Brokerage. In accordance with our strategy of expanding the breadth of financial services that we offer, our subsidiary Corp Corredores de Seguros S.A., or CCS, offers a full line of insurance products. Many of these products complement the various banking and loan services that we provide, such as unemployment insurance in connection with personal loans and insurance in connection with mortgage lending. Through CCS we also provide non credit-related insurance to existing clients and the general public. For the years ended December 31, 2003 and December 31, 2004, CCS had net income of Ch$1,489 million and Ch$1,785 million, respectively. CCS had total assets of Ch$2,055 million as of December 31, 2004.

Financial Advisory Services. Corp Asesorías Financieras S.A., or CAF, is the investment banking subsidiary of Corpbanca. CAF provides a broad range of financial advisory services to a variety of corporations and government agencies, including those services related to debt restructurings, mergers and acquisitions, privatizations and company valuations. In 2004, CAF had net income of Ch$125 million (Ch$53 million in 2003). CAF had total assets of Ch$351 million as of December 31, 2004.

Mutual Fund Investment and Management. We incorporated Corp Administradora General de Fondos S.A., or Administradora General de Fondos, to complement banking services offered to individual and corporate clients. As of December 31, 2004 this subsidiary had total assets equal to Ch$2,565 million, and net income of Ch$390 million and Ch$702 million for 2003 and 2004, respectively. Administradora General de Fondos manages 18 mutual funds including fixed income funds. In order to grow Administradora General de Fondos’s business, we intend to continue to offer new types of mutual funds tailored to our clients’ needs.

Securities Brokerage Services. Our subsidiary Corp Corredores de Bolsa S.A., or CCB, is a member of the Santiago Stock Exchange and is registered with the Chilean Superintendency of Securities and Insurance as a securities broker. CCB’s primary activities are providing broker services in equities and fixed income securities, foreign currency exchange trading and proprietary trading. For 2004, CCB’s net income was Ch$2,819 million, and Ch$1,668 million for 2003, and as of December 31, 2004, CCB had assets under custody of Ch$ 156,172 million. In 2004, 12.0% of CCB’s revenues were from providing brokerage services to clients, 16.0% were derived from foreign currency trading and 72.0% were derived from CCB’s proprietary trading operations, primarily of fixed income securities.

International Operations

Foreign Currency—Denominated Loans. Our international operations division manages both our domestic and international foreign currency-denominated loan portfolios. As of December 31, 2004, we had US$6.3 million in foreign currency denominated loans outstanding outside of Chile. This division is also responsible for obtaining foreign currency-denominated lines of credit from financial institutions outside Chile. As of December 31, 2004, we had the equivalent of U.S.$788 million in credit lines available to us from 38 financial institutions located in the United States, Spain, Mexico, Germany, Austria, the Netherlands, the United Kingdom, Canada, Italy and other countries, a 99.0% increase over the amount available under lines of credit from international sources available as of December 31, 2003.

New York Branch Office. We have filed an application with the Federal Reserve Bank of New York and the Office of the Comptroller of the Currency to establish a federally licensed branch office of the bank in New York.

Distribution Channels, Electronic Banking and Technology

Our distribution network provides integrated financial services and products to our customers through several diverse channels, including ATMs, branches, internet banking, and telephone banking. We own and operate 158 ATMs throughout Chile as of December 31, 2004, and are connected to over 4,000 ATMs through the Redbanc network. These ATMs allow customers to conduct self-service banking transactions during banking and non-banking hours.

As of December 31, 2004, we operate through 63 branches in Chile, which include 25 branches operating under the Corpbanca name, 17 branches operating under the Bancondell name, and 21 integrated branches which operate under both the Corpbanca and Bancondell names. Consistent with our growth strategy, we plan to open up to an additional 4 branches by the end of 2005. The branch system serves as the main distribution network for our full range of products and services.

We offer internet banking to our customers 24 hours a day through our password-protected internet site, www.corpbanca.cl. Our internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts, and transactional capabilities such as transfers and payments. As of December 31, 2004, we had 17,571 individual customers and 2,383 commercial customers with activated internet passwords, allowing them to access our internet banking services. As of December 2004, 837,529 transactions were performed on our internet site, of which 160,309 were financial transactions, representing 19.1% of all financial transactions performed by our customers during the year. We are a member of the Sociedad Interbancaria de Transferencias Electrónicas S.A., an organization that facilitates electronic banking transactions on behalf of our customers as well as other Chilean banks. We also provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect fund transfers and certain payments by telephone.

We have developed a specialized internet-based service designed to facilitate and optimize the financial management of our commercial customers. This service, which we market under the name “Cash Management,” includes services such as payroll support, payments to suppliers, automated bill payment, money transfers within Chile and to accounts located outside Chile, and payments of taxes and other governmental assessments.

We have entered into several service and lease agreements with IBM de Chile S.A.C., which provides us with the computer hardware and network buildout that we use in our headquarters and branch offices. We have entered into a software consulting and development agreement with Datapro, Inc., which provides consulting and development for the IBS.

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most significant sector, commercial banking, includes a number of privately-owned banks and one public sector bank, BancoEstado

(which operates within the same legal and regulatory framework as the private sector banks). The private sector banks include those that are Chilean-owned, i.e., controlled by a Chilean entity, as well as a number of foreign-owned banks which are operated in Chile but controlled by a foreign entity. The Chilean banking system is comprised of 26 private sector banks and one public sector bank. Three private sector banks along with the state-owned bank together accounted for 65.2% of all outstanding loans by Chilean financial institutions as of December 31, 2004: Banco Santander Santiago (22.7%), Banco de Chile (17.6%), Banco de Crédito e Inversión (BCI) (11.6%) and BancoEstado (controlled by the Chilean government) (13.3%). All of the privately owned Chilean banks together accounted for 47.6%, the foreign-owned banks for 39.1%, and BancoEstado for 13.3% of the total loans outstanding in the Chilean financial system. All market share statistics in this paragraph are presented on an unconsolidated basis.

We believe that our principal competitors are Banco de Crédito e Inversión (BCI), BBVA, Banco del Desarrollo, Citibank and Scotiabank Sudamericano, but we also face competition from larger banks such as Banco de Chile and Banco Santander Santiago, among others.

The Chilean banking system has experienced a consolidation process in recent years with mergers and acquisitions of banking entities in line with a global trend. In April 1996, Banco Santander acquired control of Banco Osorno, merging their operations. In January 1997, Banco Santiago and Banco O’Higgins merged into one entity. In 1999, following the international merger of Banco Santander de España and Banco Central Hispano, Banco Santander Central Hispano acquired control of Santander-Chile and Banco Santiago. During April 2002, the Chilean Superintendency of Banks authorized Banco Santander Central Hispano to increase its participation in Banco Santiago by way of acquisition of 35.45% of the shares of the latter owned by Banco Central de Chile. In May 2002, the Chilean Superintendency of Banks authorized Santander-Chile and Banco Santiago to merge. This merger enabled these banks to become the largest financial institution in terms of loans outstanding.

In 1997, Banco Santander absorbed the operations of Financiera Fusa. In September 1998, Banco Bilbao Viscaya (BBV) de España, subscribed a capital increase of Bank Bhif, thus controlling 55% of the bank. In 1998, we acquired the assets of Corfinsa, which pertained to the consumer loan division of Banco Sudamericano, and then acquired the Financiera Condell S.A., a finance company. In 1999, Citibank acquired Atlas financial company. In July 1999, Bank of Nova Scotia acquired control of Banco Sudamericano, by increasing its interest from 28.0% to 60.6%, and in late 2001 changed its name to Scotiabank Sudamericano. In early 2001, the Luksic group (which controlled Banco Edwards since 1999) acquired control of Banco de Chile, merging both banks in January 2002. In January 2004, Banco de Crédito e Inversiones acquired 99.9% of Banco Conosur.

In recent years, several applications for banking licenses have been filed before the Chilean Superintendency of Banks. In 2000, Deutsche Bank initiated operations in Chile. During 2001, the Chilean Superintendency of Banks authorized the formation of Banco HNS, which is oriented to small and medium sized businesses through leasing and factoring financing. In the same year, the Chilean Superintendency of Banks authorized the creation of Banco Monex, which is also oriented to small and medium sized businesses through trade finance, exchange transactions and financial derivatives. In 2001, Falabella, a Chilean department store, received authorization to commence its banking operations, which are primarily linked to its consumer credit business. In May 2002, Banco Ripley initiated operations of consumer loans to mid to low-income individuals. In September 2002, Financiera Conosur filed an application with the Chilean Superintendency of Banks to request its corporate conversion into a bank, which took place in 2003. In July 2003, Banco Paris, linked to the Almacenes Paris department store, was authorized to initiate operations. In 2004, Grupo Penta, linked to former shareholders of Banco de Chile, received a banking license for a new bank to be named “Banco Penta.” It is expected that the trend to create niche banks will continue. In addition, the Chilean Superintendency of Banks authorized HSBC Bank Chile to convert its branch into a subsidiary bank, and authorized ING Bank N.V. to establish a representative office in Chile.

Commercial banks such as us face increasing competition from other financial intermediaries who can provide larger companies with access to the capital markets as an alternative to bank loans. The enactment of the Reforma al Mercado de Capitales (Capital Markets Reform Bill) in 2001 has made it more tax-advantageous and easier for companies to issue commercial paper, adding an additional financing alternative. To the extent permitted by the General Banking Law, we seek to maintain a competitive position in this respect through the investment banking activities of our subsidiary CAF.

The following table sets out certain statistics relating to the Chilean commercial banking system as of December 31, 2004:

	As of December 31, 2004
	Assets			Loans			Deposits			Shareholders’ Equity
	Amount		Share	Amount		Share	Amount		Share	Amount		Share
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Domestic private sector banks	Ch$	84,095,860	72.1%	Ch$	31,014,107	82.0%	Ch$	26,117,700	79.6%	Ch$	3,114,192	78.4%
Foreign-owned banks	Ch$	18,370,395	15.8%	Ch$	1,778,584	4.7%	Ch$	1,825,313	5.6%	Ch$	488,964	12.3%

Private sector total	Ch$	102,466,255	87.9%	Ch$	32,792,691	86.7%	Ch$	27,943,013	85.2%	Ch$	3,603,156	90.7%
BancoEstado	Ch$	14,145,450	12.1%	Ch$	5,040,241	13.3%	Ch$	4,867,132	14.8%	Ch$	367,907	9.3%

Financial system total	Ch$	116,611,705	100.0%	Ch$	37,832,932	100.0%	Ch$	32,810,145	100.0%	Ch$	3,971,063	100.0%

Source: Chilean Superintendency of Banks.

Loans

As of December 31, 2004, our loan portfolio net of allowances for loan losses of Ch$2,402,038 million (approximately U.S.$4,290.7 million) (consolidated) was the third largest among private domestic banks (fifth place among all private banks operating in Chile). Our unconsolidated portfolio represented 6.5 % of the market for loans in the Chilean financial system (comprising all commercial banks) as of such date. During 2003, our unconsolidated loan portfolio grew by 21.2%, compared to an increase of 4.7% in the average market loan portfolio. During 2004, our unconsolidated loan portfolio grew by 13.9%, compared to an increase of 10.2% in the average market loan portfolio. The following table sets forth the aggregate outstanding loans for us and the seven other private sector banks with the largest market shares in Chile as of December 31 in each of the last four years:

	Bank Loans (1) (2)
	As of December 31,
	2001		2002		2003		2004
Corpbanca	Ch$	1,539,689	Ch$	1,769,819	Ch$	2,144,936	Ch$	2,443,649
Banco Santander Santiago(3)		8,921,684		8,001,943		7,743,029		8,600,111
Banco de Chile(4)		6,202,758		6,088,652		6,225,975		6,672,342
Banco de Crédito e Inversiones (BCI)		2,872,550		3,396,693		3,776,372		4,396,208
BBVA		1,901,887		2,171,626		2,467,935		2,928,845
Banco del Desarrollo		1,162,967		1,198,703		1,332,309		1,413,361
Scotiabank Sudamericano		1,119,859		1,219,978		1,148,798		1,161,781
Citibank		1,088,774		1,061,242		903,405		848,901
Others		7,428,048		7,874,740		8,574,785		9,367,734

Total	Ch$	32,238,216	Ch$	32,783,396	Ch$	34,317,544	Ch$	37,832,932

Source: Chilean Superintendency of Banks.

(1)	The information in this table is presented on an unconsolidated basis (taking into account only each entity’s banking operations).
(2)	All amounts stated in this table are in millions of constant Ch$ as of December 31, 2004.
(3)	Banco Santander Santiago includes Banco Santiago before merger.
(4)	Banco de Chile includes Banco A. Edwards before merger.

Deposits

We had deposits of Ch$1,872,426 million (approximately U.S.$3,344.6 million) (consolidated) as of December 31, 2004. In unconsolidated terms, our 5.7% of the market for deposits as of such date ranks us in fifth place among private sector banks in Chile. The following table sets forth the aggregate deposits for us and the seven other private sector banks with the largest market share as of December 31 in each of the last four years:

	Bank Deposits (1)(2)
	As of December 31,
	2001		2002		2003		2004
Corpbanca	Ch$	1,253,769	Ch$	1,371,127	Ch$	1,658,568	Ch$	1,871,499
Banco Santander Santiago(3)		7,589,829		6,748,217		5,963,200		7,041,711
Banco de Chile(4)		5,364,167		4,836,124		5,014,784		5,485,428
Banco de Crédito e Inversiones (BCI)		2,589,722		3,021,555		3,164,335		3,725,103
BBVA		1,531,089		2,036,279		2,274,145		2,668,537
Scotiabank Sudamericano		792,610		926,496		916,568		1,046,246
Citibank		1,147,428		1,408,416		990,338		968,502
Banco del Desarrollo		700,492		745,646		825,520		886,530
Others		7,367,259		8,465,458		8,555,401		9,116,589

Total	Ch$	28,336,365	Ch$	29,559,318	Ch$	29,362,859	Ch$	32,810,145

Source: Chilean Superintendency of Banks.

(1)	The information in this table is presented on an unconsolidated basis (taking into account only each entity’s banking operations).
(2)	All amounts stated in this table are in millions of constant Ch$ as of December 31, 2004.
(3)	Banco Santander Santiago includes Banco Santiago before merger.
(4)	Banco de Chile includes Banco A. Edwards before merger.

Shareholders’ Equity

With Ch$325,629 million (approximately U.S.$582 million) in shareholders’ equity (excluding net income), we were the fourth largest commercial bank among the seven largest private banks in Chile in terms of shareholders’ equity (excluding net income) as of December 31, 2004.

The following table sets forth the level of shareholders’ equity for us and the seven largest private sector banks in Chile (measured by shareholders’ equity) as of December 31 in each of the last four years:

	Shareholders Equity (excluding net income)(1)
	As of December 31,
	2001		2002		2003		2004
Corpbanca	Ch$	150,579	Ch$	277,656	Ch$	296,119	Ch$	325,629
Banco Santander Santiago(2)		832,832		834,096		830,677		832,959
Banco de Chile(3)		575,705		585,391		579,251		521,905
Banco de Crédito e Inversiones (BCI)		234,268		263,577		295,050		337,190
BBVA		242,762		245,054		243,407		252,256
Citibank		230,854		252,213		231,088		231,577
Banco del Desarrollo		86,713		97,858		120,567		129,566
Scotiabank Sudamericano		93,664		101,222		109,105		120,162
Others		974,554		1,025,116		1,114,757		1,219,819

Total	Ch$	3,421,931	Ch$	3,682,183	Ch$	3,820,021	Ch$	3,971,063

Source: Chilean Superintendency of Banks.

(1)	All amounts stated in this table are in millions of constant Ch$ as of December 31, 2004.
(2)	Banco Santander Santiago includes Banco Santiago before merger.
(3)	Banco de Chile includes Banco A. Edwards before merger.

Regulation and Supervision

General

In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations, and together with financial companies, accept time deposits. The principal authorities that regulate financial institutions in Chile are the Chilean Superintendency of Banks and the Central Bank. Chilean banks are primarily subject to the General Banking Law and secondarily, to the extent not inconsistent with this statute, the provisions of the Chilean Corporations Law governing public corporations, except for certain provisions which are expressly excluded.

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in adoption of a series of amendments to General Banking Law. That law, amended most recently in 2002, granted additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services. Following the Chilean banking crisis during 1982 and 1983, the Chilean Superintendency of Banks assumed control of 21 financial institutions representing approximately 51% of the total loans in the banking system. As part of the solution to this crisis, the Central Bank permitted financial institutions to sell to it a certain portion of their problem loan portfolios, at the book value of such loan portfolios. Each institution then repurchased such loans at their economic value (which, in most cases, was much lower than the book value at which the Central Bank had acquired the loans) and the difference was to be repaid to the Central Bank out of future income. Pursuant to Law No. 18,818, which was passed in 1989, this difference was converted into a subordinated obligation with no fixed term, known as “deuda subordinada” or subordinated debt which, in case of liquidation of the institution, would be paid after the institution’s other debts had been paid in full.

The Central Bank

The Central Bank is an autonomous legal entity created by the Chilean Constitution. It is subject to the Chilean Constitution and its own ley orgánica constitucional, or organic constitutional law. To the extent not inconsistent with the Chilean Constitution or the Central Bank’s organic constitutional law, the Central Bank is also subject to private sector laws (but in no event is it subject to the laws applicable to the public sector). It is directed and administered by a Board of Directors composed of five members designated by the President of Chile, subject to the approval of the Senate.

The legal purpose of the Central Bank is to maintain the stability of the peso and the orderly functioning of Chile’s internal and external payment system. The Central Bank’s powers include setting reserve requirements, regulating the amount of money and credit in circulation, establishing regulations and guidelines regarding finance companies, foreign exchange (including the Formal Exchange Market) and banks’ deposit-taking activities.

The Chilean Superintendency of Banks

Banks in Chile are supervised and controlled by the Chilean Superintendency of Banks, an independent Chilean governmental agency. The Chilean Superintendency of Banks authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial companies. Furthermore, in case of noncompliance with such legal and regulatory requirements, the Chilean Superintendency of Banks has the ability to impose sanctions. In extreme cases, it can appoint, with the prior approval of the Board of Directors of the Central Bank, a provisional administrator to manage a bank. It must also approve any amendment to a bank’s bylaws or any increase in its capital.

The Chilean Superintendency of Banks examines all banks from time to time, generally at least once a year. Banks are also required to submit their financial statements monthly to the Chilean Superintendency of Banks, and a bank’s financial statements are published at least four times a year in a newspaper with countrywide coverage. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the Chilean Superintendency of Banks. A bank’s annual financial statements and the opinion of its independent auditors must also be submitted to the Chilean Superintendency of Banks.

Any person wishing to acquire, directly or indirectly, 10.0% or more of the share capital of a bank must obtain the prior approval of the Chilean Superintendency of Banks. The absence of such approval will cause the holder of such shares so acquired not to have the right to vote such shares. The Chilean Superintendency of Banks may only refuse to grant its approval, based on specific grounds set forth in the General Banking Law.

According to Article 35 bis of the General Banking Law the prior authorization of the Chilean Superintendency of Banks is required for:

•	the merger of two or more banks,

•	the acquisition of all or a substantial portion of a banks’ assets and liabilities,

•	the control by the same person, or controlling group, of two or more banks, or

•	a substantial increase in the share ownership of a bank by a controlling shareholder of that bank.

Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Chilean Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the Chilean Superintendency of Banks. Alternatively, a purchase, merger or expansion, when the acquiring bank or resulting group would own a market share in loans defined by the Chilean Superintendency of Banks to be more than 20.0% of all loans in the Chilean banking system, may be conditioned on one or more of the following:

•	that the bank or banks maintain an effective equity (as defined under “—Capital Adequacy Requirements” below) higher than 8.0% and up to 14.0% of their risk weighted assets,

•	that the technical reserve established in article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves, or

•	that the margin for interbank loans be diminished to 20.0% of the resulting bank’s effective equity.

If the acquiring bank or resulting group would own a market share in loans defined by the Chilean Superintendency of Banks to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining an effective equity not lower than 10% of their risk-weighted assets for the time set forth by the Chilean Superintendency of Banks, which may not be less than one year.

Pursuant to the regulations of the Chilean Superintendency of Banks, the following ownership disclosures are required:

•	banks are required to inform the Chilean Superintendency of Banks of the identity of any person owning, directly or indirectly, 5.0% or more of such banks’ shares,

•	holders of ADSs must disclose to the depositary the identity of beneficial owners of ADSs registered under such holders’ names, and

•	the depositary is required to notify the bank as to the identity of beneficial owners of ADSs which such depositary has registered and the bank, in turn, is required to notify the Chilean Superintendency of Banks as to the identity of the beneficial owners of the ADSs representing 5.0% or more of such bank’s shares.

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the General Banking Law: making loans, accepting deposits and, subject to limitations, making investments and performing financial services. Investments are restricted to real estate for the bank’s own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, mutual fund management, investment fund management, financial advisory and leasing activities. Subject to specific limitations and the prior approval of the Chilean Superintendency of Banks and the Central Bank, Chilean banks may own majority or minority interests in foreign banks.

On March 2, 2002, the Central Bank authorized banks to pay interest on checking accounts. On March 20, 2002, the Chilean Superintendency of Banks published guidelines establishing that beginning on June 1, 2002, banks could offer a new checking account product that pays interest. The Chilean Superintendency of Banks also stated that these accounts may be subject to minimum balance limits and different interest rates depending on average balances held in the account. This product is optional and banks may charge fees for the use of this new product. For banks with a solvency score of less than A, the Central Bank imposed additional caps on the interest rate that can be charged.

Deposit Insurance

In Chile, the government guarantees up to 90.0% of the principal amount of certain time and demand deposits held by natural persons in the Chilean banking system. The government guarantee covers those obligations with a maximum value of UF120 per person (Ch$2,078,047 or U.S.$3,712 as of December 31, 2004) per calendar year.

Reserve Requirements

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits. Banks are authorized to deduct daily from their foreign currency denominated liabilities subject to the reserve requirement, the balance in foreign currency of certain loans and financial investments held outside of Chile. The deductions should be done as follows:

•	first, term liabilities denominated in foreign currency and subject to reserve requirements,

•	second, if there is any positive difference, demand liabilities denominated in foreign currency and subject to reserve requirements, and

•	finally, foreign loans subject to reserve requirements. The total amount deductible cannot exceed 70.0% of a bank’s effective equity.

The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits, to implement monetary policy. In addition, we are subject to a reserve requirement applicable to Chilean banks pursuant to which we must hold a certain amount of assets in cash or in highly liquid instruments. This reserve is equal to the amount by which the daily balance of:

•	deposits in checking accounts;

•	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

•	other deposits unconditionally payable immediately or within a term of less than 30 days; and

•	time deposits payable within ten days in the aggregate exceeds 2.5 times the amount of our capital and reserves.

Chilean regulations also require that gaps between assets and liabilities maturing within less than 30 days not exceed a bank’s Net Capital Base (as defined below) and that gaps among assets and liabilities maturing within less than 90 days not exceed twice a bank’s equity.

Minimum Capital

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$13,854 million or U.S.$24.7million as of December 31, 2004). However, a bank may begin its operations with 50.0% of such amount, provided that it has a total capital ratio (defined as effective equity as a percentage of risk weighted assets) of not less than 12.0%. When such a bank’s paid-in capital reaches UF600,000 (Ch$10,390 million or U.S.$18.6 million as of December 31, 2004) the total capital ratio required is reduced to 10.0%.

Capital Adequacy Requirements

According to the General Banking Law, each bank should have an effective equity of at least 8.0% of its risk weighted assets (net) of required allowances. Effective equity is defined as the aggregate of:

•	a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches, known as capital básico (“Net Capital Base”),

•	its subordinated bonds, considered at the issuing price (but decreasing 20.0% for each year during the period commencing six years prior to maturity), but not exceeding 50.0% of its Net Capital Base, and

•	its voluntary allowances for loan losses, up to 1.25% of risk weighted assets to the extent these allowances exceed those required by law or regulation.

Banks should also have a Net Capital Base of at least 3.0% of its total assets (net) of required allowances. An amendment enacted on November 7, 2001 to the General Banking Law eliminated the exclusion of the investment in subsidiaries and foreign branches from the calculation of Net Capital Base.

The calculation of risk weighted assets is based on a five category risk classification system to be applied to a bank asset that is based on the Basle Committee recommendations.

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

•	A bank may not extend to any entity or individual (or any one group of related entities), directly or indirectly, unsecured credit in an amount that exceeds 5.0% of the bank’s effective equity, or in an amount that exceeds 25.0% of its effective equity if the excess over 5.0% is secured by certain assets with a value equal to or higher than such excess. In the case of foreign export trade financing, the 5.0% ceiling for unsecured credits is 10.0% and the 25.0% ceiling for secured credits is 30.0%. In the case of financing infrastructure projects built through the concession mechanism, the 5.0% ceiling for unsecured credits is 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession, while the ceiling for secured credits remains at 25%,

•	a bank may not extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its effective equity,

•	a bank may not directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank,

•	a bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank, and

•	a bank may not grant loans to related parties (including holders of more than 1.0% of its shares, except in the case of companies which are actively traded on the Santiago Stock Exchange, like Corpbanca, in which case the limit is 5.0%) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. In addition, the aggregate amount of loans to related parties may not exceed a bank’s effective equity.

In addition, the General Banking Law limits the aggregate amount of loans that a bank may grant to its employees to 1.5% of its effective equity, and provides that no individual employee may receive loans in excess of 10.0% of this 1.5% limit. Notwithstanding these limitations, a bank may grant to each of its employees a single residential mortgage loan for personal use once during such employee’s term of employment.

Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses Prior to January 1, 2004

Classification of Banks. Through December 31, 2003, the Chilean Superintendency of Banks classified banks and other financial institutions into three categories: I, II and III. Category I was reserved for institutions that fully complied with the then loan classification guidelines. Institutions were rated as Category II if their loan classification system had deficiencies that needed correction by the bank’s management. Category III indicated significant deviations from the Chilean Superintendency of Banks’ guidelines that clearly reflected inadequacies in the evaluation of the risk and estimated loan losses. We were classified as Category I from 1997 through 2003.

Prior to January 1, 2004, we were required to estimate the allowances for loan losses based on global and individual allowances.

Global Allowance. The global allowance was calculated by multiplying the amounts outstanding in our loan portfolio by the greater of our “risk index” or 0.75% (2.0% for factoring operations). The risk index was derived from our management’s classification of our loan portfolio according to certain criteria relating to performance of the loans or, in the case of commercial loans, management’s estimate of the likelihood of default. More specifically, the risk index was computed by multiplying the aggregate amount of outstanding loans by the allowance percentage assigned to the relevant loan category.

Individual Allowance. We were also required to maintain an individual allowance for loans on which any payment of principal or interest is 90 days or more overdue. The individual loan allowance calculation was not changed by the new Chilean Superintendency of Banks regulations and remains in effect. Our policy was to recognize loan loss allowances equal to 100.0% of the unsecured past due portion of individual loans. The allowances recognized consisted of the global allowances for that individual loan plus an additional individual allowance such that the total allowances recorded (global and individual) equaled 100.0% of the unsecured past due portion of individual loans. In the event that non-payment of a portion of a loan permitted a bank to accelerate the loan, and the bank commenced legal proceedings against the debtor to collect the full amount of the loan, the individual loan loss reserve must have equaled 100.0% of the entire outstanding amount of the loan within 90 days as of the filing of the lawsuit. The Chilean Superintendency of Banks had ruled that in the case of past due loans, individual loan loss reserves were to be made only for the difference between 100.0% of the past due portion of a past due loan (or the full amount of the loan if the preceding sentence applies) and the reserve made for such loan when calculating the global loan loss reserve.

Generally, for purposes of classification, loans are divided into consumer loans, residential mortgage loans and commercial loans (which for these purposes include all loans other than consumer loans and residential mortgage loans). In the case of commercial loans, loan classifications were based on the estimated losses on all of the loans outstanding to the borrower, as determined by us. In the case of consumer and residential mortgage loans, the extent to which payments were overdue determined the classification. Commercial and consumer loans were rated A, B, B-, C or D, while residential mortgage loans were rated only A, B or B-, except loans purchased from the former Asociación Nacional de Ahorro y Préstamo, or Chilean National Association of Savings and Loans, which may be classified as C or D.

Current Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses From January 1, 2004

According to current regulation effective January 1, 2004, banks are classified in Categories 1, 2, 3 or 4 depending on how the models and methods used by a bank to classify its loan portfolio and determine provisions for loan losses and probable losses vary from those determined by the Chilean Superintendency of Banks. Category 1 banks are those banks whose methods and models are satisfactory to the Chilean Superintendency of Banks. Category 1 banks will be entitled to continue using the same methods and models they currently have in place. A bank classified as a Category 2 bank must maintain the minimum levels of reserves established by the Chilean Superintendency of Banks. Once the Board of Directors of a Category 2 bank is made aware of any problems detected by the Chilean Superintendency of Banks it must take steps to correct the problems. Finally, banks classified in Categories 3 or 4 must maintain the minimum levels of reserves established by the Chilean Superintendency of Banks until they are authorized by the Chilean Superintendency of Banks to do otherwise. We have been classified in Category 1 since January 1, 2004.

Classification of Loans. For purposes of the current classifications, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); (iii) leasing operations (including consumer leasing, commercial leasing and residential leasing); (iv) factoring operations and (v) commercial loans (includes all loans other than consumer loans and residential mortgage loans).

In accordance with current regulations, the models and methods used to classify our loan portfolio must conform to the guiding principles summarized below, which have been established by the Chilean Superintendency of Banks.

Models based on the analysis of commercial borrowers of Ch$200 million or more

Current regulations require that all commercial loans of Ch$200 million or more be assigned to a risk category level, determined by considering the following risk factors: the borrower’s (i) industry or sector, (ii) owners or managers, (iii) financial situation, (iv) payment capacity and (v) payment behavior. Based upon the analysis of the risk factors, the loan will be assigned to one of the risk categories. If the borrower has no apparent credit risk, the loan will be classified as either A1, A2 or A3. The loan will be classified as B if the borrower has some credit risk but no apparent deterioration of payment capacity. Finally, if the borrower has diminished capacity to repay its loans, it will be classified as either C1, C2, C3, C4, D1 or D2.

For loans classified as A1, A2, A3 and B, the Board of Directors of a bank is authorized to determine the levels of required allowances. For loans classified in Categories C1, C2, C3, C4, D1 and D2, the bank must have the following levels of allowances:

Classification	Estimated range of loss	Allowance
C1	Up to and including 3%	2%
C2	More than 3% up to 19%	10%
C3	More than 19% up to 29%	25%
C4	More than 29% up to 49%	40%
D1	More than 49% up to 79%	65%
D2	More than 79%	90%

For further information relating to the classification system applicable to commercial loans of Ch$200 million or more, see “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

Models based on group analysis

Under current regulations, the levels of required allowances for commercial loans less than Ch$200 million and all consumer loans and mortgage loans are to be determined by the bank. This determination is made according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models: (i) a model based on the characteristics of the borrower and its outstanding loans, and/or (ii) a model based on the behavior of a group of loans. For the first model, the borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level. For the second model, loans with analogous past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.

Additional provisions and allowances

Historically, a bank could also voluntarily maintain additional allowances for loan losses in excess of the minimum amounts required as global and individual allowances. However, current regulations in effect as of January 1, 2004 no longer permit this. Banks are now able to create provisions and allowances above the previously described limits only to cover specific risks that have been authorized by their Board of Directors.

We began provisioning in accordance with current regulations as of January 1, 2004. The current classification system has not resulted, nor do we currently expect it to result, in any significant increase in our allowances for loan losses.

Obligations Denominated in Foreign Currencies

Foreign currency denominated obligations of Chilean banks are subject to four requirements.

•	a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits;

•	a bank’s risk adjusted net asset (liability) foreign currency position cannot exceed 20% of its Net Capital Base;

•	under Central Bank regulations applicable since August 31, 1999, (1) the aggregate amount of a bank’s net foreign currency liabilities having an original maturity of less than 30 days cannot exceed the bank’s Net Capital Base and (2) the aggregate amount of a bank’s net foreign currency liabilities having an original maturity of less than 90 days cannot exceed twice the bank’s Net Capital Base; and

•	after June 30, 2000, the interest rate mismatches of a bank’s foreign currency liabilities may not exceed 8.0% of the bank’s Net Capital Base.

Capital Markets

Under the General Banking Law, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as in financial leasing, mutual fund and investment fund administration, investment advisory services and merger and acquisition services. These subsidiaries are regulated by the Chilean Superintendency of Banks and, in some cases, also by the Superintendency of Securities and Insurance, the regulator of the Chilean securities market and of open-stock (public) corporations.

Legal Provisions Regarding Banking Institutions with Economic Difficulties

The General Banking Law provides that if specified adverse circumstances exist at any bank, its Board of Directors must correct the situation within 30 days from the date of receipt of the relevant financial statements. If the Board of Directors is unable to do so, it must call a special shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected within the term and in the manner agreed to at the meeting, or if the Chilean Superintendency of Banks does not approve the Board of Directors proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the Board of Directors and from making any further investments in any instrument other than in instruments issued by the Central Bank. In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations or if a bank is under provisional administration of the Chilean Superintendency of Banks, the General Banking Law provides that the bank may receive a two-year term loan from another bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the Chilean Superintendency of Banks, but need not be submitted to the borrowing bank’s shareholders for their approval. In any event, a creditor bank cannot grant interbank loans to an insolvent bank in an amount exceeding 25.0% of the creditor bank’s effective equity. The Board of Directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, forgive debts or take other measures for the payment of the debts. If the Board of Directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common stock in the amount required for the ratio of effective equity to risk-weighted assets not to be lower than 12.0%. If a bank fails to pay an obligation, it must notify the Chilean Superintendency of Banks, which shall determine if the bank is solvent.

Dissolution and Liquidation of Banks

The Chilean Superintendency of Banks may establish that a bank must be liquidated for the benefit of its depositors or other creditors when such bank does not have the necessary solvency to continue its operations. In such case, the Chilean Superintendency of Banks must revoke a bank’s authorization to exist and order its mandatory liquidation, subject to agreement by the Central Bank. The Chilean Superintendency of Banks must also revoke a bank’s authorization if the reorganization plan of such bank has been rejected twice. The resolution by the Chilean Superintendency of Banks must state the reason for ordering the liquidation and must name a liquidator, unless the Superintendent of Banks assumes this responsibility. When a liquidation is declared, all checking accounts, other demand deposits received in the ordinary course of business, other deposits unconditionally payable immediately or that have a maturity of no more than 30 days, and any other deposits and receipts payable within 10 days, are required to be paid by using existing funds of the bank, its deposits with the Central Bank or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the rest of the bank’s assets, as needed. If necessary and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

Investments in Foreign Securities

Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain foreign currency securities. Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would support the bank’s business if such companies were incorporated in Chile. Banks in Chile may also invest in debt securities traded in formal secondary markets. Such debt securities shall qualify as (1) securities issued or guaranteed by foreign sovereign states or their central banks or other foreign or international financial entities, and (2) bonds issued by foreign companies. Such foreign currency securities must have a minimum rating as follows:

Rating Agency	Short Term	Long Term
Moody’s	P2	Baa3
Standard and Poor’s	A3	BBB-
Fitch IBCA	F2	BBB-

A Chilean bank may invest in securities having a minimum rating as follows, provided that in case the total amount of these investments exceeds 20%, (or 30% in certain cases), of the effective equity of the bank, a provision of 100% of the excess shall be established by the bank:

Rating Agency	Short Term	Long Term
Moody’s	P2	Ba3
Standard and Poor’s	A3	BB-
Fitch IBCA	F2	BB-

If investments in these securities and certain loans referred to below exceed 70% of the effective equity of the bank, a provision for 100% of the excess shall be established, unless the excess, up to 70% of the bank’s effective equity, is invested in securities having a minimum rating as follows:

Rating Agency	Short Term	Long Term
Moody’s	P1	Aa3
Standard and Poor’s	A-1+	AA-
Fitch IBCA	F1+	AA-

Subject to specific conditions, a bank may grant loans in dollars to subsidiaries or branches of Chilean companies located abroad, to companies listed on foreign stock exchanges authorized by the Central Bank and, in general, to individuals and entities domiciled abroad, as long as the Central Bank is kept informed of such activities.

In the event that the sum of the investments of a bank in foreign currency and of the commercial and foreign trade loans granted to foreign individuals and entities exceeds 70.0% of the effective equity of such bank, the excess is subject to a mandatory reserve of 100.0%.

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our financial statements as well as “Item 5. Operating and Financial Review and Prospects.” Pursuant to Chilean GAAP, unless otherwise indicated, financial data in the following tables as of December 31, 2000, 2001, 2002, 2003 and 2004 has been expressed in constant pesos as of December 31, 2004. The UF is linked to, and is adjusted daily to, reflect changes in the previous month’s CPI.

Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The average balances for interest-earning assets and interest-bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of daily balances for us on an unconsolidated basis. Unless otherwise set forth herein, such average balances as they apply to the operations of our subsidiaries were calculated on the basis of month-end balances. Such average balances are presented in pesos, in UFs and in foreign currencies (principally U.S.$).

The nominal interest rate has been calculated by dividing the amount of interest and principal readjustment due to changes in the UF index (gain or loss) during the period by the related average balance, both amounts expressed in constant pesos. The nominal rates calculated for each period have been converted into real rates using the following formulas:

Rp =	1 + Np 1 + I	– 1	Rd =	(1 + Nd)(1 + D) 1 + I	– 1

Where:

Rp=	real average rate for peso-denominated assets and liabilities (in Ch$ and UF) for the period;

Rd=	real average rate for foreign currency denominated assets and liabilities for the period;

Np=	average nominal rate for peso-denominated assets and liabilities for the period;

Nd=	average nominal rate for foreign currency denominated assets and liabilities for the period;

D=	devaluation rate of the peso to the U.S. dollar for the period; and

I=	inflation rate in Chile for the period (based on the variation of the Chilean consumer price index).

The real interest rate can be negative for a portfolio of peso-denominated loans when the inflation rate for the period is higher than the average nominal rate of the loan portfolio for the same period. A similar effect could occur for a portfolio of foreign currency denominated loans when the inflation rate for the period is higher than the sum of the devaluation rate for the period and the corresponding average nominal rate of the portfolio.

The formula for the average real rate for foreign currency denominated assets and liabilities (Rd) reflects a gain or loss in purchasing power caused by the difference between the devaluation rate of the peso and the inflation rate in Chile during the period.

The following example illustrates the calculation of the real interest rate for a dollar-denominated asset bearing a nominal annual interest rate of 10.0% (Nd = 0.10), assuming a 5.0% annual devaluation rate (D = 0.05) and a 12.0% annual inflation rate (I = 0.12):

Rd =	(1 + 0.10)(1 + 0.05) 1 + 0.12	– 1 = 3.125% per year

In the example, since the inflation rate was higher than the devaluation rate, the real rate is lower than the nominal rate in dollars. If, for example, the annual devaluation rate were 15.0%, using the same numbers, the real rate in pesos would be 12.9%, which is higher than the nominal rate in U.S. dollars. Using the same numbers, if the annual inflation rate were greater than 15.5%, the real rate would be negative.

Contingent loans (consisting of guarantees and open and unused letters of credit) have been treated as interest-earning assets. Although the nature of the income derived from such assets is similar to a fee, Chilean banking regulations require that such income be accounted for as interest revenue. As a result of this treatment, the comparatively low rates of interest earned on these assets have a distorting effect on the average interest rate earned on total interest-earning assets.

The real rate for contingent loans has been stated as the nominal rate, since we do not have an effective funding obligation for these loans. The foreign exchange gains or losses on foreign currency denominated assets and liabilities have not been included in interest revenue or expense. Similarly, interest on financial investments does not include trading gains or losses on these investments. Interest is not recognized during periods in which loans are past due. However, interest received on past due loans includes interest on such loans from the original maturity date.

Non-performing loans that are not yet 90 days or more overdue have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of commercial loans included in Categories C4, D1 and D2 (equivalent to Categories C and D for 2003 and prior years) and loans (or portions thereof) that are overdue. We cease to accrue interest on loans as soon as they become overdue. Past due loans include, with respect to any loan, the portion of principal or interest that is 90 or more days overdue, and do not include the portion of such loan that is not overdue or that is less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan. This practice differs from that normally followed in the United States where the amount classified as past due would include the total principal and interest on all loans which have any portion overdue.

Included in interbank deposits are accounts maintained in the Central Bank and foreign banks. Such assets have a distorting effect on the average interest rate earned on total interest-earning assets because currently balances maintained in peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes. Additionally, this account includes interest earned by overnight investments. Consequently, the average interest earned on such assets is comparatively low. We maintain these deposits in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income.

The monetary gain or loss on interest-earning assets and interest-bearing liabilities is not included as a component of interest revenue or interest expense because inflation effects are taken into account in the calculation of real interest rates.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal rates and real rates for our assets and liabilities for the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,
	2002						2003						2004
	Average Balance		Interest Earned		Average Nominal Rate	Average Real Rate	Average Balance		Interest Earned		Average Nominal Rate	Average Real Rate	Average Balance		Interest Earned		Average Nominal Rate	Average Real Rate
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
ASSETS
INTEREST EARNING ASSETS
Interbank deposits
Ch$	Ch$	20,243	Ch$	303	1.5%	(1.3)%	Ch$	70,400	Ch$	422	0.6%	(0.5)%	Ch$	40,477	Ch$	385	1.0%	(1.4)%
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		19,477		503	2.6	8.4		16,426		304	1.9	(15.3)		15,503		293	1.9	(7.1)

Total		39,720		806	2.0	3.5		86,826		726	0.8	(3.3)		55,980		678	1.2	(3.0)

Financial investments
Ch$		15,329		981	6.4	3.5		72,320		3,606	5.0	3.8		152,210		6,733	4.4	2.0
UF		185,765		16,864	9.1	6.1		198,591		8,740	4.4	3.3		247,495		18,880	7.6	5.1
Foreign currency		104,439		6,782	6.5	12.5		72,524		3,962	5.5	(12.3)		108,054		7,310	6.8	(2.6)

Total		305,533		24,627	8.1	8.2		343,435		16,308	4.7	0.1		507,759		32,923	6.5	2.5

Loans
Ch$		450,555		73,742	16.4	13.2		668,231		77,381	11.6	10.4		838,685		78,040	9.3	6.7
UF		530,694		51,205	9.6	6.7		500,257		30,163	6.0	4.9		497,361		35,321	7.1	4.6
Foreign currency		230,568		8,944	3.9	9.7		288,390		8,200	2.8	(14.4)		304,928		9,097	3.0	(6.1)

Total		1,211,817		133,891	11.0	9.7		1,456,878		115,744	7.9	3.6		1,640,974		122,458	7.5	3.7

Mortgage loans
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		204,151		23,061	11.3	8.3		273,398		22,316	8.2	7.0		352,948		31,351	8.9	6.3
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		204,151		23,061	11.3	8.3		273,398		22,316	8.2	7.0		352,948		31,351	8.9	6.3

Contingent loans
Ch$		25,189		4	0.0	—		28,133		—	—	—		34,337		—	—	—
UF		52,501		—	—	—		63,753		—	—	—		64,960		—	—	—
Foreign currency		44,836		125	0.3	5.9		80,935		188	0.2	(16.6)		82,622		310	0.4	(8.4)

Total		122,526		129	0.1	2.2		172,821		188	0.1	(7.8)		181,919		310	0.2	(3.8)

										63
Past due loans
Ch$		9,269		2,448	26.4	23.0		9,401		2,384	25.4	24.0		8,417		2,079	24.7	21.8
UF		19,745		1,584	8.0	5.1		19,918		1,631	8.2	7.0		16,045		1,021	6.4	3.9
Foreign currency		706		—	—	—		297		5	1.7	(15.4)		184		—	—	—

Total		29,720		4,032	13.6	10.5		29,616		4,020	13.6	12.2		24,646		3,100	12.6	10.0

Total interest earning assets
Ch$		520,585		77,478	14.9	11.8		848,485		83,793	9.9	8.7		1,074,126		87,237	8.1	5.6
UF		992,856		92,714	9.3	6.4		1,055,917		62,850	6.0	4.8		1,178,809		86,573	7.3	4.8
Foreign currency		400,026		16,354	4.1	10.0		458,572		12,659	2.8	(14.5)		511,291		17,010	3.3	(5.8)

Total	Ch$	1,913,467	Ch$	186,546	9.7%	8.6%	Ch$	2,362,974	Ch$	159,302	6.7%	2.4%	Ch$	2,764,226	Ch$	190,820	6.9%	3.2%

	Year ended December 31,
	2002						2003						2004
	Average Balance		Interest Earned		Average Nominal Rate	Average Real Rate	Average Balance		Interest Earned		Average Nominal Rate	Average Real Rate	Average Balance		Interest Earned		Average Nominal Rate	Average Real Rate
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
NON-INTEREST EARNING ASSETS
Cash
Ch$		89,842		—	—	—		45,871		—	—	—		71,864		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		14,293		—	—	—		18,040		—	—	—		16,763		—	—	—

Total		104,135		—	—	—		63,911		—	—	—		88,627		—	—	—

Allowance for loan losses
Ch$		(38,173)		—	—	—		(42,633)		—	—	—		(43,205)		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		(38,173)		—	—	—		(42,633)		—	—	—		(43,205)		—	—	—

Fixed assets
Ch$		41,938		—	—	—		43,559		—	—	—		46,452		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		41,938		—	—	—		43,559		—	—	—		46,452		—	—	—

Other assets
Ch$		468,231		—	—	—		462,190		—	—	—		345,007		—	—	—
UF		6,327		—	—	—		4,561		—	—	—		5,219		—	—	—
Foreign currency		299,677		—	—	—		319,347		—	—	—		248,192		—	—	—

Total		774,235		—	—	—		786,098		—	—	—		598,418		—	—	—

Total non-interest earning assets
Ch$		561,838		—	—	—		508,987		—	—	—		420,118		—	—	—
UF		6,327		—	—	—		4,561		—	—	—		5,219		—	—	—
Foreign currency		313,970		—	—	—		337,387		—	—	—		264,955		—	—	—

Total		882,135		—	—	—		850,935		—	—	—		690,292		—	—	—

TOTAL ASSETS(1)
Ch$		1,082,423		77,478	—	—		1,357,472		83,793	—	—		1,494,244		87,237	—	—
UF		999,183		92,714	—	—		1,060,478		62,850	—	—		1,184,028		86,573	—	—
Foreign currency		713,996		16,354	—	—		795,959		12,659	—	—		776,246		17,010	—	—

Total	Ch$	2,795,602	Ch$	186,546	—	—	Ch$	3,213,909	Ch$	159,302	—	—	Ch$	3,454,518	Ch$	190,820	—	—

(1)	Represent total of interest-bearing and non interest-bearing liabilities and shareholders’ equity.

	Year ended December 31,
	2002						2003						2004
	Average Balance		Interest Paid		Average Nominal Rate	Average Real Rate	Average Balance		Interest Paid		Average Nominal Rate	Average Real Rate	Average Balance		Interest Paid		Average Nominal Rate	Average Real Rate
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
LIABILITIES
INTEREST-BEARING LIABILITIES
Savings accounts
Ch$	Ch$	—	Ch$	—	—%	—%	Ch$	—	Ch$	—	—%	—%	Ch$	—	Ch$	—	—%	—%
UF		16,919		687	4.1	1.2		15,326		224	1.5	0.4		13,348		373	2.8	0.4
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		16,919		687	4.1	1.2		15,326		224	1.5	0.4		13,348		373	2.8	0.4

Time deposits
Ch$		674,335		31,809	4.7	1.9		667,659		21,701	3.3	2.1		1,041,812		25,679	2.5	0.1
UF		269,390		15,357	5.7	2.8		382,406		8,980	2.3	1.2		254,654		7,404	2.9	0.5
Foreign currency		151,477		3,027	2.0	7.8		147,255		2,100	1.4	(15.6)		158,275		2,636	1.7	(7.3)

Total		1,095,202		50,193	4.6	2.9		1,197,320		32,781	2.7	(0.4)		1,454,741		35,719	2.5	(0.6)

Central Bank borrowings
Ch$		3,930		159	4.0	1.2		3,484		93	2.7	1.6		3,842		69	1.8	(0.6)
UF		697		34	4.9	2.0		148		(6)	(4.2)	(5.2)		20		2	10.0	7.4
Foreign currency		160		3	1.9	7.7		906		14	1.6	(15.5)		1,550		24	1.5	(7.4)

Total		4,787		196	4.1	1.5		4,538		101	2.2	(2.0)		5,412		95	1.8	(2.5)

Repurchase agreements
Ch$		37,329		1,682	4.5	1.7		46,930		1,563	3.3	2.2		71,503		6,985	9.8	7.2
UF		2,355		108	4.6	1.7		1,691		60	3.5	2.4		3,844		393	10.2	7.6
Foreign currency		3,943		181	4.6	10.5		5,774		204	3.5	(13.9)		15,175		1,570	10.3	0.6

Total		43,627		1,971	4.5	2.5		54,395		1,827	3.4	0.5		90,522		8,948	9.9	6.1

Mortgage finance bonds
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		201,869		19,080	9.5	6.5		240,372		16,443	6.8	5.7		310,429		24,749	8.0	5.4
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		201,869		19,080	9.5	6.5		240,372		16,443	6.8	5.7		310,429		24,749	8.0	5.4

Other interest-bearing liabilities
Ch$		28,502		1,734	6.1	3.2		54,397		1,782	3.3	2.2		23,625		467	2.0	(0.4)
UF		82,064		8,130	9.9	6.9		72,819		5,927	8.1	7.0		56,758		5,115	9.0	6.5
Foreign currency		89,801		2,245	2.5	8.3		147,525		2,226	1.5	(15.6)		187,008		3,428	1.8	(7.1)

Total		200,367		12,109	6.0	7.0		274,741		9,935	3.6	(6.1)		267,391		9,010	3.4	(3.6)

Total interest-bearing liabilities
Ch$		744,096		35,384	4.8	1.9		772,470		25,139	3.3	2.1		1,140,782		33,200	2.9	0.5
UF		573,294		43,396	7.6	4.6		712,762		31,628	4.4	3.3		639,053		38,036	6.0	3.5
Foreign currency		245,381		5,456	2.2	8.0		301,460		4,544	1.5	(15.6)		362,008		7,658	2.1	(6.9)

Total	Ch$	1,562,771	Ch$	84,236	5.39%	3.8%	Ch$	1,786,692	Ch$	61,311	3.4%	(0.4)%	Ch$	2,141,843	Ch$	78,894	3.7%	0.1%

	Year ended December 31,
	2002						2003						2004
	Average Balance		Interest Paid		Average Nominal Rate	Average Real Rate	Average Balance		Interest Paid		Average Nominal Rate	Average Real Rate	Average Balance		Interest Paid		Average Nominal Rate	Average Real Rate
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
NON-INTEREST BEARING LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-interest-bearing demand deposits
Ch$	Ch$	204,070		—	—	—	Ch$	210,326		—	—	—	Ch$	204,030		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		11,606		—	—	—		11,144		—	—	—		22,107		—	—	—

Total		215,676		—	—	—		221,470		—	—	—		226,137		—	—	—

Contingent obligations
Ch$	Ch$	25,478		—	—	—	Ch$	28,426		—	—	—	Ch$	34,631		—	—	—
UF		52,212		—	—	—		63,448		—	—	—		64,669		—	—	—
Foreign currency		45,566		—	—	—		81,309		—	—	—		83,485		—	—	—

Total		123,256		—	—	—		173,183		—	—	—		182,785		—	—	—

Other non-interest-bearing
Ch$	Ch$	280,955		—	—	—	Ch$	296,405		—	—	—	Ch$	235,002		—	—	—
UF		6,282		—	—	—		3,648		—	—	—		3,297		—	—	—
Foreign currency		404,195		—	—	—		396,010		—	—	—		303,984		—	—	—

Total		691,432		—	—	—		696,063		—	—	—		542,283		—	—	—

Shareholders’ equity
Ch$	Ch$	202,467		—	—	—	Ch$	336,501		—	—	—	Ch$	361,470		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		202,467		—	—	—		336,501		—	—	—		361,470		—	—	—

Total non-interest-bearing liabilities and shareholders’ equity
Ch$	Ch$	712,970		—	—	—	Ch$	871,658		—	—	—	Ch$	835,133		—	—	—
UF		58,494		—	—	—		67,096		—	—	—		67,966		—	—	—
Foreign currency		461,367		—	—	—		488,463		—	—	—		409,576		—	—	—

Total		1,232,831		—	—	—		1,427,217		—	—	—		1,312,675		—	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (1)
Ch$		1,457,066		35,384	—	—		1,644,128		25,139	—	—		1,975,915		33,200	—	—
UF		631,788		43,396	—	—		779,858		31,628	—	—		707,019		38,036	—	—
Foreign currency		706,748		5,456	—	—		789,923		4,544	—	—		771,584		7,658	—	—

Total	Ch$	2,795,602	Ch$	84,236	—	—	Ch$	3,213,909	Ch$	61,311	—	—	Ch$	3,454,518	Ch$	78,894	—	—

(1)	Represent total of Interest – earning and non-interest bearing liabilities and shareholders’ equity.

Interest Earning Assets—Net Interest Margin

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest, and illustrates the comparative margins obtained, for each of the periods indicated:

	Year ended December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004 except for percentages)
Total average interest earning assets
Ch$	Ch$	520,585	Ch$	848,485	Ch$	1,074,126
UF		992,856		1,055,917		1,178,809
Foreign currency		400,026		458,572		511,291

Total	Ch$	1,913,467	Ch$	2,362,974	Ch$	2,764,226

Net interest earned (1)
Ch$	Ch$	42,094	Ch$	58,654	Ch$	54,037
UF		49,318		31,222		48,537
Foreign currency		10,898		8,115		9,352

Total	Ch$	102,310	Ch$	97,991	Ch$	111,926

Net interest margin, nominal basis (2)
Ch$		8.1%		6.9%		5.0%
UF		5.0%		3.0%		4.1%
Foreign currency		2.7%		1.8%		1.8%
Total		5.3%		4.1%		4.0%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Revenue and Interest Expense—Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our net interest revenue between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates from 2002 to 2003 and from 2003 to 2004. Volume and rate variances have been calculated based on movements in average balances over the year and changes in nominal interest rates, average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Increase (decrease) from 2002 to 2003 due to changes in						Net change from 2002 to 2003		Increase (decrease) from 2003 to 2004 due to changes in						Net change from 2003 to 2004
	Volume		Rate		Rate and Volume				Volume		Rate		Rate and Volume
Interest earning assets
Interbank deposits
Ch$	Ch$	751	Ch$	(182)	Ch$	(450)	Ch$	119	Ch$	(179)	Ch$	247	Ch$	(105)	Ch$	(37)
UF		—		—		—		—		—		—		—		—
Foreign currency		(79)		(142)		22		(199)		(17)		6		—		(11)

Total		672		(324)		(428)		(80)		(196)		253		(105)		(48)

Financial investments
Ch$		3,647		(217)		(805)		2,625		3,984		(407)		(450)		3,127
UF		1,164		(8,688)		(600)		(8,124)		2,152		6,409		1,579		10,140
Foreign currency		(2,072)		(1,077)		329		(2,820)		1,941		944		463		3,348

Total		2,739		(9,982)		(1,076)		(8,319)		8,077		6,946		1,592		16,615

Loans
Ch$		35,627		(21,568)		(10,420)		3,639		19,739		(15,202)		(3,878)		659
UF		(2,937)		(19,207)		1,102		(21,042)		(175)		5,364		(31)		5,158
Foreign currency		2,243		(2,388)		(599)		(744)		470		404		23		897

Total		34,933		(43,163)		(9,917)		(18,147)		20,034		(9,434)		(3,886)		6,714

Mortgage loans
Ch$		—		—		—		—		—		—		—		—
UF		7,822		(6,397)		(2,170)		(745)		6,493		1,969		573		9,035
Foreign currency		—		—		—		—		—		—		—		—

Total		7,822		(6,397)		(2,170)		(745)		6,493		1,969		573		9,035

Contingent loans
Ch$		—		(4)		—		(4)		—		—		—		—
UF		—		—		—		—		—		—		—		—
Foreign currency		101		(21)		(17)		63		4		116		2		122

Total		101		(25)		(17)		59		4		116		2		122

Past due loans
Ch$		35		(98)		(1)		(64)		(250)		(62)		7		(305)
UF		14		33		—		47		(317)		(364)		71		(610)
Foreign currency		—		12		(7)		5		(2)		(5)		2		(5)

Total		49		(53)		(8)		(12)		(569)		(431)		80		(920)

Total interest earning assets
Ch$		40,060		(22,069)		(11,676)		6,315		23,294		(15,424)		(4,426)		3,444
UF		6,063		(34,259)		(1,668)		(29,864)		8,153		13,378		2,192		23,723
Foreign currency		193		(3,616)		(272)		(3,695)		2,396		1,465		490		4,351

Total	Ch$	46,316	Ch$	(59,944)	Ch$	(13,616)	Ch$	(27,244)	Ch$	33,843	Ch$	(581)	Ch$	(1,744)	Ch$	31,518

	Increase (Decrease) from 2002 to 2003 due to changes in						Net change from 2002 to 2003		Increase (Decrease) from 2003 to 2004 due to changes in						Net change from 2003 to 2004
	Volume		Rate		Rate and Volume				Volume		Rate		Rate and Volume
INTEREST BEARING LIABILITIES
Savings accounts
Ch$	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—
UF		(65)		(440)		42		(463)		(29)		204		(26)		149
Foreign currency		—		—		—		—		—		—		—		—

Total		(65)		(440)		42		(463)		(29)		204		(26)		149

Time deposits
Ch$		(315)		(9,891)		98		(10,108)	Ch$	12,161		(5,244)	Ch$	(2,939)	Ch$	3,978
UF		6,443		(9,031)		(3,789)		(6,377)		(3,000)		2,138		(714)		(1,576)
Foreign currency		(84)		(867)		24		(927)		157		353		26		536

Total		6,044		(19,789)		(3,667)		(17,412)		9,318		(2,753)		(3,627)		2,938

Central Bank borrowings
Ch$		(18)		(54)		6		(66)	Ch$	10		(31)	Ch$	(3)	Ch$	(24)
UF		(27)		(63)		50		(40)		5		21		(18)		8
Foreign currency		14		(1)		(2)		11		12		(1)		(1)		10

Total		(31)		(118)		54		(95)		27		(11)		(22)		(6)

Repurchase agreements
Ch$		433		(439)		(113)		(119)	Ch$	818		3,022	Ch$	1,582	Ch$	5,422
UF		(31)		(24)		7		(48)		76		113		144		333
Foreign currency		84		(42)		(19)		23		332		393		641		1,366

Total		486		(505)		(125)		(144)		1,226		3,528		2,367		7,121

Mortgage finance bonds
Ch$		—		—		—		—		CHF —		—		CHF —		CHF —
UF		3,639		(5,271)		(1,005)		(2,637)		4,792		2,721		793		8,306
Foreign currency		—		—		—		—		—		—		—		—

Total		3,639		(5,271)		(1,005)		(2,637)		4,792		2,721		793		8,306

Other interest bearing liabilities
Ch$		1,575		(800)		(727)		48	Ch$	(1,008)		(707)	Ch$	400	Ch$	(1,315)
UF		(916)		(1,450)		163		(2,203)		(1,307)		635		(140)		(812)
Foreign currency		1,443		(890)		(572)		(19)		596		478		128		1,202

Total		2,102		(3,140)		(1,136)		(2,174)		(1,719)		406		388		(925)

Total interest bearing liabilities
Ch$		1,675		(11,184)		(736)		(10,245)		11,981		(2,960)		(960)		8,061
UF		9,043		(16,279)		(4,532)		(11,768)		537		5,832		39		6,408
Foreign currency		1,457		(1,800)		(569)		(912)		1,097		1,223		794		3,114

Total	Ch$	12,175	Ch$	(29,263)	Ch$	(5,837)	Ch$	(22,925)	Ch$	13,615	Ch$	4,095	Ch$	(127)	Ch$	17,583

Return on Equity and Assets

The following table sets forth our return on average shareholders’ equity and average total assets and related information for each of the periods indicated.

	As of December 31,
	2002		2003		2004
Return on assets (net income divided by average total assets)	1.3%		1.6%		1.5%
Return on equity (net income divided by average shareholders’ equity)	18.2%		15.3%		14.0%
Dividend payout ratio (dividends declared per share divided by net income per share)	50.0	%(1)	50.0	%(1)	50.0%
Equity to assets ratio (average shareholders’ equity divided by average total assets)	7.2%		10.5%		10.5%

(1)	Dividends are declared after year end

Investment Portfolio

The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2002, 2003 and 2004. Financial investments which have a secondary market are carried at market value. All other financial investments are carried at acquisition cost, plus accrued interest and indexation adjustments, as applicable.

	As of December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Central Bank and government securities
Marketable debt securities(1)	Ch$	33,005	Ch$	78,194	Ch$	88,736
Investments under agreements to repurchase(2)		—		29,280		9,889
Investments purchased under agreements to resell		16,081		18,364		19,889

Subtotal		49,086		125,838		118,514

Corporate securities
Marketable securities(1)(3)		186,817		237,636		268,214
Investments under agreements to repurchase(2)		43,762		32,788		66,368
Investments purchased under agreements to resell(4)		—		—		4,376
Other investments(5)		3,516		2,858		3,713

Subtotal		234,095		273,282		342,671

Time deposits in Chilean institutions		786		72,692		68,224

Total	Ch$	283,967	Ch$	471,812	Ch$	529,409

(1)	Including market value adjustment.
(2)	Under Chilean GAAP, investment securities that are sold subject to repurchase agreements are reclassified as “Investments under agreements to repurchase.”
(3)	In addition to the securities issued by the Chilean Central Bank and Chilean government disclosed above, we also have a concentration of investments in time deposits (MCh$24,456) and mortgage securities (MCh$50,008) issued by BancoEstado, representing approximately 20% of our shareholders’ equity at December 31, 2004. Other than as stated in this footnote, we do not hold securities of any issuer with respect to which the aggregate book value of the investment exceeds 10% of our stockholder’s equity as of the end of the latest reported period.
(4)	Under Chilean GAAP, investment securities received under reverse repurchase agreements are classified in the investment category.
(5)	Investments held to maturity.

Under Chilean GAAP, investments held for trading must be marked-to-market.

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2004:

	Within one year		Weighted Average Nominal Rate	After one year but within five years		Weighted Average Nominal Rate	After five year but within ten years		Weighted Average Nominal Rate	After ten years		Weighted Average Nominal Rate	Total
	(In millions of constant Ch$ as of December 31, 2004, except for percentages)
Central Bank and government securities
Marketable debt securities	Ch$	44,042	2.6%	Ch$	42,660	2.6%	Ch$	2,034	3.6%	Ch$	—	—	Ch$	88,736
Investments under agreements to repurchase		3,843	2.4%		5,958	2.3%		88	2.5%		—	—		9,889
Investments purchased under agreements to resell		19,889	3.5%		—	—		—	—		—	—		19,889

Subtotal		67,774	2.9%		48,618	2.6%		2,122	3.6%		—	—		118,514

Corporate securities
Marketable securities		23,694	4.9%		106,658	4.8%		114,705	5.3%		22,887	4.8%		268,214
Investments under agreements to repurchase		24,550	3.4%		20,596	3.9%		19,374	4.1%		1,848	4.0%		66,368
Investments purchased under agreements to resell		4,376	4.5%		—	—		—	—		—	—		4,376
Other investments		3,713769	1.7%		—	—		—	—		—	—		3,713

Subtotal		56,603	4.0%		127,254	4.7%		134,079	5.1%		24,735	4.7%		342,671

Time deposits in Chilean institutions		68,224	3.3%		—	—		—	—		—			68,224

Total	Ch$	192,601	3.4%	Ch$	175,872	4.1%	Ch$	136,201	5.1%	Ch$	24,735	4.7%	Ch$	529,409

Loan Portfolio

The following table analyzes our loans by type of loan. Except where otherwise specified, all loan amounts stated below are before deduction for the allowance for loan losses. Total loans reflect our loan portfolio, including past due principal amounts.

	As of December 31,
	2000		2001		2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Commercial loans
General commercial loans	Ch$	612,171	Ch$	677,239	Ch$	770,590	Ch$	994,496	Ch$	1,123,389
Foreign trade loans		115,661		144,214		175,810		142,975		178,662
Interbank loans		16,478		27,706		23,161		4,100		20,003
Leasing contracts		90,878		116,741		134,170		157,801		179,009
Factored receivables		—		45,128		36,785		38,172		60,118
Other outstanding loans		45,080		42,474		37,027		41,529		85,891

Subtotal commercial loans		880,268		1,053,502		1,177,543		1,379,073		1,647,072

Mortgage loans
Residential		46,356		54,111		67,033		102,756		92,594
Commercial		107,363		130,287		161,573		210,463		200,756

Subtotal mortgage loans		153,719		184,398		228,606		313,219		293,350

Consumer loans		171,481		163,117		187,599		223,580		286,817
Past due loans
Commercial loans		17,260		16,051		20,942		17,957		10,072
Residential mortgage loans		3,796		5,899		7,353		7,507		8,589
Consumer loans		1,315		1,110		981		1,056		982

Past due loans		22,371		23,060		29,276		26,520		19,643

Subtotal		1,227,839		1,424,077		1,623,024		1,942,392		2,246,882

Contingent loans(1)		94,141		115,494		146,797		202,534		196,767

Total loans(2)	Ch$	1,321,980	Ch$	1,539,571	Ch$	1,769,821	Ch$	2,144,926	Ch$	2,443,649

(1)	For purposes of loan classification, contingent loans are considered commercial loans.
(2)	All of the above categories except mortgage loans, past due loans and contingent loans are combined into “Loans” as reported in the tables set forth under “Item 4: Information on the Company-Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest-Bearing Liabilities.”

The loan categories are as follows:

Commercial loans are long-term and short-term loans granted to Chilean corporations and individuals in pesos, U.F. or U.S.$ on an adjustable or fixed rate basis, primarily to finance working capital or investments. Commercial loans represent the largest portion of our loan portfolio. Interest accrues daily on a 30- or 360- day basis. Loan payments are scheduled either monthly, biannually or yearly, depending on the terms of the loan. Although we determine the interest rate, it cannot exceed the maximum rate for commercial loans established by the Chilean Superintendency of Banks.

Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally U.S.$) to finance imports and exports.

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Leasing contracts are contracts which include a clause granting a lessee a purchase option on leased assets at the end of the contract.

Factored receivables are derived from our factoring operations.

Other outstanding loans include checking account overdrafts, bills of exchange and mortgage loans, which are financed by our general borrowings.

Mortgage loans are inflation-indexed (denominated in UF), fixed rate, long-term loans with monthly payments of principal and interest secured by a real property mortgage. They are financed in two ways: traditional mortgages are financed by mortgage finance bonds, and new flexible mortgages are financed by our own funds. At the time of approval, the amount of a mortgage loan cannot be more than 75% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan. Interest accrues daily based on a 360-day year. Although we have allowances for mortgage loan loses, mortgage loans are ultimately secured by the mortgaged property.

Consumer loans are loans to individuals, granted in pesos, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services. They also include credit card balances subject to interest charges. Consumer loans represent the largest portion of our portfolio of loans to individuals. Interest accrues daily on a 30- or 360- day basis. Loan payments are scheduled monthly. Although we determine the interest rate, it cannot exceed the maximum rate for commercial loans established by the Chilean Superintendency of Banks.

Past due loans include, with respect to any loan, the amount of principal or interest that is 90 days or more overdue, and do not include the installments of such loan that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.

Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally U.S.$), as well as open and unused letters of credit. (Unlike U.S. GAAP, Chilean GAAP requires such loans to be included on a bank’s balance sheet.)

Any collateral provided generally consists of a mortgage on real estate, a pledge of marketable securities, a letter of credit or cash. The existence and amount of collateral generally varies from loan to loan.

Risks of Our Loan Portfolio

Our risk index for 2003 and prior years was calculated using the methodology established by the Chilean Superintendency of Banks and did not include additional or voluntary allowances. From January 1, 2004, additional and voluntary allowances have been included in the calculation of our risk index resulting in a higher index.

Commercial loans. The risk index of our commercial portfolio increased from 1.57% in 2001 to 1.69% in 2002, due mainly to a lower rate of growth of Chilean GDP. The risk index recovered to 1.45% as of December 31, 2003, but increased to 1.56% as of December 2004 because of changes in loan classification methods in 2004. The quality of our commercial loans depends on Chilean GDP growth, interest rates, changes in regulations, the general level of indebtedness and other economic conditions.

Mortgage loans. The risk index of our residential mortgages improved in the last four years, decreasing from 1.11% in December 2001 to 0.41% in December 2004, due mainly to the decrease in interest rates and improving economic conditions.

Consumer loans. The risk index of our consumer loans decreased from 4.02% as of December 31, 2001 to 3.92% as of December 31, 2004, due mainly to better portfolio composition, with a reduction of loans classified in the lower categories and an increase of loans classified in the better categories. This improvement in the quality of the portfolio was a consequence of lower interest rates and the improving economic scenario, including a lower unemployment rate. The risks associated with consumer loans and residential mortgages are mainly affected by economic variables associated with individuals, such as unemployment, the quality of financial information that we can obtain from individual borrowers and real salaries.

Foreign trade loans. The risk factors of foreign trade loans include those that affect commercial loans and, additionally, risks such as fluctuations in real exchange rates, international foreign trade policies and international commodity prices.

Leasing. The risk index of our leasing operations has increased from 0.78% in December 2003 to 1.04% in December 2004.

Factoring. The risk index of our factoring operations went from 0.20% in December 2003 to 1.00% in December 2004 mainly because of changes in the regulations covering allowances for loan losses.

In order to reduce the risks of the loan portfolio, our credit committee meets weekly to review and approve or decline new loan proposals. See “—Regulation and Supervision—Lending Limits” and “—Credit Review Process.”

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2004:

	Balance as of December 31, 2004		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years
	(in millions of constant Ch$ as of December 31, 2004)
Commercial loans	Ch$	1,123,389	Ch$	214,171	Ch$	314,779	Ch$	95,182	Ch$	234,657	Ch$	149,551	Ch$	115,049
Consumer loans		286,817		24,169		36,542		45,471		117,526		49,683		13,426
Mortgage loans		293,350		2,363		9,668		11,845		49,470		49,084		170,920
Foreign trade loans		178,662		47,677		118,558		9,599		2,625		141		62
Leasing contracts		179,009		4,803		18,092		21,307		56,596		28,998		49,213
Factored receivables		60,118		11,839		26,782		1,405		7,026		4,536		8,530
Interbank loans		20,003		20,003		—		—		—		—		—
Other outstanding loans		85,891		1,534		1,662		2,027		8,430		9,005		63,233
Past due loans		19,643		19,643		—		—		—		—		—

Subtotal		2,246,882		346,202		526,083		186,836		476,330		290,998		420,433

Contingent loans		196,767		32,310		75,703		38,374		49,927		446		7

Total loans	Ch$	2,443,649	Ch$	378,512	Ch$	601,786	Ch$	225,210	Ch$	526,257	Ch$	291,444	Ch$	420,440

The following tables present the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2004.

	As of December 31, 2004
Variable rate
Ch$	Ch$	95,946
UF		252,469
Foreign currency		1,206

Subtotal		349,621

Fixed rate
Ch$		238,604
UF		525,717
Foreign currency		124,199

Subtotal		888,520

Total	Ch$	1,238,141

The following table sets forth an analysis of our foreign loans by type and time remaining to maturity as of December 31, 2004:

	Total		Due within 1 month		After 1 month but within 6 months		After 6 months but within 12 months		After 1 year but within 3 years		After 3 years but within 5 years		Due after 5 years
	(in millions of constant Ch$ as of December 31, 2004)
Commercial loans	Ch$	22,424	Ch$	5,796	Ch$	7,655	Ch$	—	Ch$	455	Ch$	8,518	Ch$	—
Foreign trade loans		2,267		65		2,095		107		—		—		—

Total	Ch$	24,691	Ch$	5,861	Ch$	9,750	Ch$	107	Ch$	455	Ch$	8,518	Ch$	—

Loans by Economic Activity

The following table sets forth as of the dates indicated an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their economic activity including overdue and past due loans. The table does not reflect outstanding contingent loans.

	As of December 31,
	2002			2003			2004
	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Agriculture, Livestock, Agribusiness, Fishing
Agriculture and Livestock	Ch$	38,530	2.4%	Ch$	39,941	2.1%	Ch$	45,033	2.0%
Fruit		12,187	0.8		24,642	1.3		32,326	1.4
Forestry and wood extraction		5,039	0.3		46,221	2.4		26,506	1.2
Fishing		14,828	0.9		17,020	0.9		22,776	1.0

Subtotal		70,584	4.4		127,824	6.7		126,641	5.6

Mining and Petroleum
Mining and quarries		39,659	2.4		53,561	2.8		52,249	2.3
Natural gas and crude oil extraction		1,442	0.1		—	—		—	—

Subtotal		41,101	2.5		53,561	2.8		52,249	2.3

Manufacturing
Tobacco, food and beverages		39,883	2.5		38,738	2.0		54,480	2.4
Textiles, clothing and leather goods		33,213	2.0		16,711	0.9		18,242	0.8
Wood and wood products		10,041	0.6		—	—		—	—
Paper, printing and publishing		1,470	0.1		—	—		—	—
Oil refining, carbon and rubber		68,250	4.2		78,860	4.0		84,892	3.7
Production of basic metal, non minerals, machine and equipment		5,599	0.3		2,389	0.1		1,289	0.1
Other manufacturing industries		534	—		—	—		—	—

Subtotal		158,990	9.7		136,698	7.0		158,903	7.0

Electricity, Gas and Water
Electricity, gas and water		31,674	2.0		60,917	3.1		69,510	3.1

Subtotal		31,674	2.0		60,917	3.1		69,510	3.1

Construction
Residential buildings		9,907	0.6		14,395	0.7		16,979	0.8
Other constructions		102,418	6.3		181,321	9.3		171,111	7.6

Subtotal		112,325	6.9		195,716	10.0		188,090	8.4

Commerce
Wholesale		129,207	8.0		94,087	4.8		89,552	4.0
Retail, restaurants and hotels		77,241	4.8		115,877	6.0		138,339	6.2

Subtotal		206,448	12.8		209,964	10.8		227,891	10.2

Transport, Storage and Communications
Transport and storage		18,976	1.2		27,886	1.4		50,758	2.3
Communications		32,586	2.0		35,333	1.8		33,594	1.5

Subtotal		51,562	3.2		63,219	3.2		84,352	3.8

Financial Services
Financial insurance and companies		142,115	8.8		282,453	14.5		348,966	15.5
Real estate and other financial services		62,441	3.8		—	—		—	—

Subtotal		204,556	12.6		282,453	14.5		348,966	15.5

Community, Social and Personal Services
Community, social and personal services		317,166	19.5		278,840	14.4		285,951	12.7

Subtotal		317,166	19.5		278,840	14.4		285,951	12.7

Consumer Credit		188,578	11.6		224,609	11.6		287,799	12.8
Residential Mortgage Loans		68,574	4.2		112,211	5.8		177,187	7.9
Lease Contracts		134,504	8.3		158,058	8.1		179,095	8.0
Factoring		36,962	2.3		38,322	2.0		60,248	2.7

Total	Ch$	1,623,024	100.0%	Ch$	1,942,392	100.0%	Ch$	2,246,882	100.0%

Foreign Country Outstandings

Our cross-border outstanding loans are principally trade-related. These loans include loans granted mainly to foreign financial institutions. The table below lists our total amounts outstanding to borrowers in foreign countries as of December 31 of each of the last three years. This table does not include foreign trade-related loans to Chilean borrowers.

	As of December 31,
	2002		2003		2004
	(in millions of constant Ch$ of December 31, 2004)
Argentina(1)(2)	Ch$	4,949	Ch$	11,460	Ch$	9,284
Bolivia(1)		221		—		1,725
Brazil(1)		6,017		1,181		2,438
Canada		216		173		93
Colombia(1)(2)		—		—		41
Ecuador(1)(2)		1,181		740		455
England		37		90		40
Germany		2		2		20
Greece		55		—		—
Mexico(2)		—		6,496		—
Panama		2,307		960		—
Peru(1)(2)		81		3,541		3,256
Spain		125		7,032		—
United States		1,628		718		224
Venezuela(1)(2)		9,697		—		7,115

Total	Ch$	26.516	Ch$	32.393	Ch$	24.691

(1)	Includes loans made pursuant to the credit arrangements available through the Asociación Latinoamericana de Integración (the Latin American Integration Association, or ALADI), which is comprised of 11 Latin American countries. ALADI facilitates certain qualified cross-border financing transactions by providing to lenders in participating countries the guarantee of the central bank of the country in which the borrowing entity is located, which guarantee covers amounts due in connection with the transaction.
(2)	In addition to the ALADI program, all or a part of these loans are supported by guarantees from other Chilean companies affiliated with the borrowers.

We also maintain deposits abroad (primarily demand deposits) in foreign banks, as needed to conduct our foreign trade transactions. The table below lists the amounts of foreign deposits by country as of December 31, 2002, 2003 and 2004.

	As of December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Belgium	Ch$	3	Ch$	1	Ch$	89
Canada		47		69		77
Denmark		3		2		6
Germany		31		40		363
Italy		333		1,477		333
Japan		153		95		40
Norway		22		30		4
Spain		2		9		28
Sweden		1		—		1
Switzerland		—		32		54
United Kingdom		18		—		36
United States		17,150		24,222		15,491

Total	Ch$	17,763	Ch$	25,977	Ch$	16,522

Credit Review Process

We perform credit analysis of all of our commercial and retail (consumer) borrowers. Our Credit Department is responsible for evaluating the risk presented by our current or potential borrowers according to policies and standards approved by our Board of Directors. A potential commercial borrower’s evaluation focuses primarily on the credit history and reputation of its owners and management, its market position and the demand for its products or services, its production processes and facilities, its current and projected cash flows and the security offered in connection with the loan. We also use tools such as sector reports, standard risk models for major industries, and reports relating to the potential commercial borrower’s sales patterns. In the case of individual retail borrowers, the credit approval process is based primarily on an evaluation of the borrower’s credit behavior and on a credit scoring system which combines the applicant’s commercial behavioral variables such as current debt levels, ability to pay and socio-economic level, among others, along with centralized evaluation and decision-making systems in cases where the applicant does not fit the standard model. The information presented by a prospective borrower is evaluated by a credit officer who considers the individual’s income, expenses, personal assets, credit history and our previous experience (if any) with the individual.

Prior to extending credit to a borrower, we assign a credit risk rating to such potential borrower based on our analysis that helps identify each applicant’s risk profile. These ratings are based on a scale of 1 to 10, with a rating of 1 being excellent and rating of 10 corresponding to certain loss. In general, we consider ratings 1 through 6 to be acceptable ratings, and ratings 7 through 10 to be indicative of probable losses. Loan approvals are made at various levels and with varying degrees of involvement by different categories of executives (A through I) depending on the credit risk rating we have assigned to the potential borrower, the size of the loan under consideration and the collateral offered, if any. Collateral granted for loans generally consists of mortgages on real estate. In all cases, the approval of at least three officers is required in order to approve a loan.

Our evaluation of a potential transaction with a borrower is based on the concept of total customer risk. Total customer risk takes into account (i) the direct risk outstanding with the potential borrower (if any); (ii) the added risk involved in the proposed transaction; and (iii) indirect risks arising from items such as (a) guarantees or security given by that borrower or by affiliates of the borrower and (b) the balance of any unused lines of credit or other credit transactions approved but not completed in respect of such borrower.

The following table shows the category of executives that is required to approve secured and unsecured transactions, according to the credit risk rating of the potential borrower and the U.S. dollar amount of the total customer risk based on exchange rates in effect at the time that the application for credit is made:

	Maximum Amount of Total Customer Credit Risk in U.S. Dollars
Category of Executives That May Approve Transaction	Rating 1 and 2		Rating 3		Rating 4 and 5		Rating 6 and above
Superior Committee	U.S.$	15,000,000	U.S.$	5,000,000	U.S.$	3,000,000	U.S.$	1,500,000

Divisional Committee		5,000,000		3,000,000		1,500,000		750,000

Risk Committee		3,000,000		1,500,000		1,000,000		500,000

A Executives		1,500,000		1,000,000		750,000		300,000

B Executives		750,000		500,000		400,000		200,000

All transactions resulting in total customer credit risk in excess of the amounts that can be reviewed by the Superior Committee as shown in the above table must be authorized by the Directors Committee of our Board of Directors, the Chief Executive Officer and three other members of the Board of Directors.

The following table shows the category of executives that is required to approve certain transactions resulting in customer credit risk in lower amounts. This table applies to all potential borrowers with credit risk ratings of 1 to 5 and varies according to whether the customer credit risk is comprised of secured or unsecured obligations.

Category of Executives That May Approve Transaction	Maximum Amount of Total Customer Credit Risk in U.S. Dollars
	Unsecured		Secured
C Executives	U.S.$	120,000	U.S.$	250,000
D Executives		80,000		200,000
E Executives		60,000		160,000
F Executives		30,000		120,000
G Executives		20,000		80,000
H Executives		10000		40,000
I Executives	U.S.$	5,000	U.S.$	10,000

Our Credit Risk Department also monitors compliance with the terms of loans we have granted, such as payment dates, conditions and covenants. The monitoring process includes verification of the use of proceeds and contractual conditions, continuing financial analysis of the borrower and any guarantors, on-site visits to the borrower’s place of business, confirmation of credit information and analysis of the economic environment as it affects the borrower or its sector, among other tools. Generally, the Credit Risk Department performs this monitoring on a yearly basis. If a debtor exhibits an elevated level of risk based on the results of our yearly monitoring, we may place such debtor on a special watch list. We monitor debtors on the watch list on a monthly basis. The Credit Risk Department regularly meets to decide whether to take any action (such as reducing outstanding loan amounts or requesting collateral) in respect of debtors on the watch list. In addition, our Credit Risk Department has a unit dedicated to administering the loan accounts of debtors with respect to which losses are expected or have occurred. This unit supervises the process of collections and legal proceedings.

Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses Prior to January 1, 2004

Classification of Banks. Through December 31, 2003, the Chilean Superintendency of Banks classified banks and other financial institutions into three categories: I, II and III. Category I was reserved for institutions that fully complied with the then loan classification guidelines. Institutions were rated as Category II if their loan classification system had deficiencies that needed correction by the bank’s management. Category III indicated significant deviations from the Chilean Superintendency of Banks’ guidelines that clearly reflected inadequacies in the evaluation of the risk and estimated loan losses. We were classified as Category I from 1997 through 2003.

Prior to January 1, 2004, we were required to estimate the allowances for loan losses based on global and individual allowances.

Global Allowance. The global allowance was calculated by multiplying the amounts outstanding in our loan portfolio by the greater of our “risk index” or 0.75% (2.0% for factoring operations). The risk index was derived from our management’s classification of our loan portfolio according to certain criteria relating to performance of the loans or, in the case of commercial loans, management’s estimate of the likelihood of default. More specifically, the risk index was computed by multiplying the aggregate amount of outstanding loans by the allowance percentage assigned to the relevant loan category.

Individual Allowance. We were also required to maintain an individual allowance for loans on which any payment of principal or interest is 90 days or more overdue. The individual loan allowance calculation was not changed by the new Chilean Superintendency of Banks regulations and remains in effect. Our policy was to recognize loan loss allowances equal to 100.0% of the unsecured past due portion of individual loans. The allowances recognized consisted of the global allowances for that individual loan plus an additional individual allowance such that the total allowances recorded (global and individual) equaled 100.0% of the unsecured past due portion of individual loans. In the event that non-payment of a portion of a loan permitted a bank to accelerate the loan, and the bank commenced legal proceedings against the debtor to collect the full amount of the loan, the individual loan loss reserve must have equaled 100.0% of the entire outstanding amount of the loan within 90 days as of the filing of the lawsuit. The Chilean Superintendency of Banks had ruled that in the case of past due loans, individual loan loss reserves were to be made only for the difference between 100.0% of the past due portion of a past due loan (or the full amount of the loan if the preceding sentence applies) and the reserve made for such loan when calculating the global loan loss reserve.

Generally, for purposes of classification, loans are divided into consumer loans, residential mortgage loans and commercial loans (which for these purposes include all loans other than consumer loans and residential mortgage loans). In the case of commercial loans, loan classifications were based on the estimated losses on all of the loans outstanding to the borrower, as determined by us. In the case of consumer and residential mortgage loans, the extent to which payments were overdue determined the classification. Commercial and consumer loans were rated A, B, B-, C or D, while residential mortgage loans were rated only A, B or B-, except loans purchased from the former Asociación Nacional de Ahorro y Préstamo, or Chilean National Association of Savings and Loans, which may be classified as C or D.

The regulations in place through 2003 established the risk classification, and as a consequence the loan allowances, based upon each debtor’s most overdue loans. Accordingly, the classification system took into account the debtor’s payment behavior, instead of classifying each credit individually. Until December 31, 2003, the allowances required for each category of loans, as established by the Chilean Superintendency of Banks, were as follows:

	Commercial loans range of estimated losses		Consumer loans past due status (1)		Residential mortgage loans past due status (1)		Allowances as a percentage of aggregate exposure
Category	From	To	From	To	From	To
	(Percentage)		(Percentage)		(Percentage)
A	—	—	—	—	—	—	—
B	1%	5%	1	30	1	180	1%
B-	5%	39%	31	60	181	>181	20%
C	40%	79%	61	120	—	—	60%
D	80%	100%	121	>121	—	—	90%

(1)	In addition, we maintained a special provision for renegotiated consumer and residential mortgage loans during the periods indicated.

The loan classification guidelines of the Chilean Superintendency of Banks applicable to commercial loans prior to January 1, 2004 required that we classify the greater of (1) the commercial loans outstanding to our 400 largest debtors and (2) the commercial loans outstanding to the debtors whose commercial loans aggregate at least 75% of the total amount of loans included in our commercial loan portfolio. Such guidelines also required us to classify 100% of our residential mortgage and consumer loans. For these purposes, the loan amount includes outstanding principal (whether or not past due) and accrued and unpaid interest. The criteria for determining the range of estimated losses for purposes of the classification of commercial loans were as follows:

Category “A”:	This category included loans outstanding to borrowers for whom there existed no doubt as to the ability to repay the loans except to the extent reflected in the loan’s original terms, including all interest due, and the revenues generated from the business of the borrower were sufficient to service the debt. If the borrower’s business did not generate the revenues needed for debt service, or if repayment depended on revenues generated by another entity, its loans would not be included in this category, even if fully secured.

Category “B”:	This category included loans outstanding to borrowers who had shown some degree of non-compliance with their obligations under the original conditions of their loans, but whose past financial records and market history indicated that such non-compliance was temporary. Category “B” was also the highest category for loans outstanding to borrowers whose source of repayment depended on revenues generated by another entity, and loans outstanding to borrowers whose business did not generate the revenues needed for debt service, but only if the loans were fully secured. The expected loss assigned to the loans classified in this category was less than 5% of the outstanding amounts.

Category “B-”:	This category principally included loans outstanding to borrowers who were experiencing severe financial difficulty, whose operational revenues or liquid assets were insufficient to service the loans. Also included in this category were loans outstanding to borrowers whose financial history was insufficient or difficult to establish. Loans bearing interest rates that, due to the bank’s cost of funds, generated a financial loss of between 5% and 39% of the outstanding amount were also included in this category.

Category “C”:	This category included loans outstanding to borrowers who were experiencing severe financial difficulty and whose operational revenues or liquid assets were insufficient to service the loans. Loans bearing interest rates that, due to the bank’s cost of funds, generated a financial loss of between 40% and 79% of the outstanding amount were also included in this category.

Category “D”:	This category included loans outstanding to borrowers for which the estimated recovery amount on all loans was 20% or less.

Current Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses From January 1, 2004

According to current regulation effective January 1, 2004, banks are classified in Categories 1, 2, 3 or 4 depending on how the models and methods used by banks to classify their loan portfolio and determine provisions for loan losses and probable losses vary from those established by the Chilean Superintendency of Banks. Category 1 banks are those banks whose methods and models are satisfactory to the Chilean Superintendency of Banks. Category 1 banks are entitled to continue using the same methods and models they currently have in place. Banks classified as Category 2 banks must maintain the minimum levels of reserves established by the Chilean Superintendency of Banks. Once the Board of Directors of a Category 2 bank is made aware of any problems detected by the Chilean Superintendency of Banks it must take steps to correct the problems. Finally, banks classified in Categories 3 or 4 must maintain the minimum levels of reserves established by the Chilean Superintendency of Banks until they are authorized by the Chilean Superintendency of Banks to do otherwise. We have been classified in Category 1 since January 1, 2004.

Classification of Loans. For purposes of these current classifications, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); (iii) leasing operations (including consumer leasing, commercial leasing and residential leasing); (iv) factoring operations and (v) commercial loans (includes all loans other than consumer loans and residential mortgage loans).

In accordance with current regulations, the models and methods used to classify our loan portfolio must conform to the guiding principles summarized below, which have been established by the Chilean Superintendency of Banks.

Models based on the analysis of commercial borrowers of Ch$200 million or more

Current regulations require that all commercial loans of Ch$200 million or more be assigned to a risk category level, determined by considering the following risk factors: the borrower’s (i) industry or sector, (ii) owners or managers, (iii) financial situation, (iv) payment capacity and (v) payment behavior. Based upon the analysis of the risk factors, the loan will be assigned to one of the risk categories. If the borrower has no apparent credit risk, the loan will be classified as either A1, A2 or A3. The loan will be classified as B if the borrower has some credit risk but no apparent deterioration of payment capacity. Finally, if the borrower has diminished capacity to repay its loans, it will be classified as either C1, C2, C3, C4, D1 or D2.

For loans classified as A1, A2, A3 and B, the Board of Directors of a bank is authorized to determine the levels of required allowances. For loans classified in Categories C1, C2, C3, C4, D1 and D2, the bank must have the following levels of allowances:

Classification	Estimated range of loss	Allowance
C1	Up to and including 3%	2%
C2	More than 3% up to 19%	10%
C3	More than 19% up to 29%	25%
C4	More than 29% up to 49%	40%
D1	More than 49% up to 79%	65%
D2	More than 79%	90%

Models based on group analysis

Under current regulations, the levels of required allowances for commercial loans less than Ch$200 million and all consumer loans and mortgage loans are to be determined by the bank. This determination is made according to the estimated loss that may result from the loans by classifying the loan portfolio using one or both of the following models: (i) a model based on the characteristics of the borrower and its outstanding loans, and/or (ii) a model based on the behavior of a group of loans. For the first model, the borrowers and their loans with similar characteristics are placed into groups and each group is assigned a risk level. For the second model, loans with similar past payment histories and similar characteristics are placed into groups and each group is assigned a risk level.

Additional provisions and allowances

Historically, a bank could voluntarily maintain additional allowances for loan losses in excess of the minimum amounts required by global and individual allowances. However, current regulations in effect as of January 1, 2004 no longer permit these additional allowances. Banks are now able to set provisions and allowances above the previously described limits only to cover specific risks that have been authorized by their Board of Directors.

We began provisioning in accordance with current regulations as of January 1, 2004. The current classification system has not resulted, nor do we currently expect it to result, in any significant increase in our allowances for loan losses.

Our current classification system includes 11 categories (1, 2, 3, 4, 5, 5D, 6, 7, 8, 9 and 10, which correspond to the ten categories set forth by the Chilean Superintendency of Banks’ of loans (A1, A2, A3, B, C1, C2, C3, C4, D1 and D2), as more fully described below.

Category 1:”Excellent”	This category includes commercial borrowers with excellent management, social character, asset quality, payment capability, and low debt levels with excellent debt service coverage capability. This typically includes companies that are leaders in their respective industries with ample access to domestic and international capital markets and stable margins that are in line with those prevalent in their industry. In particular, this category is reserved solely for corporate borrowers with domestic debt ratings equal to or exceeding AA-, provided that if several debt ratings exist with respect to the borrower, the lowest will be considered for purposes of classification. Category 1 corresponds to category A1 of the Chilean Superintendency of Banks.

Category 2: “Strong”	This category includes commercial borrowers with good management and without problems relating to social character. These borrowers have high asset quality and liquidity, a solid capacity to make required payments and service their debt, and stable net margins. These borrowers also have a strong position in the domestic market in their respective industries with good access to domestic capital markets. Category 2 corresponds to Category A2 of the Chilean Superintendency of Banks.

Category 3: “Good”	This category includes borrowers with good liquidity levels and asset quality, good payment capacity and debt service coverage ability. These borrowers also have good management capabilities and margins with a normal degree of stability. These companies have a minimal probability of financial deterioration. Borrowers in this category are normally solid regional companies, leaders in local markets with good access to the financial system, or medium-size companies within their industry or sector. Category 3 corresponds to Category A3 of the Chilean Superintendency of Banks.

Category 4: “Acceptable”	This category includes borrowers with an acceptable credit capacity and an average risk level and acceptable asset portfolios and liquidity. Their capacity to pay is subject to business and financial cycles, and debt levels may be higher than average for their industry or sector. These borrowers maintain good access to the financial system, but in some cases may need to provide third party guarantees in order to obtain financing. Loans to these borrowers require some level of monitoring because they are not financially solid enough to handle strong economic downturns or market activity. Guarantees or other contractual protections are recommended with respect to loans made to borrowers in this category. Category 4 also corresponds to Category A3 of the Chilean Superintendency of Banks.

Category 5: “Marginal”	This category includes borrowers with a higher than average risk level. These borrowers have low levels of liquidity and limited debt capacity. They are typically smaller companies than average for their sector or industry and have limited access to financing. Loans to these borrowers require a higher level of monitoring as they are probably unable to survive strong financial or economic crises. Adequate protections, such as of guarantees on real property, are required. Typical borrowers in this category include companies with high debt loads, start-ups, and all others that do not merit a higher classification. Category 5 corresponds to Category B of the Chilean Superintendency of Banks.

Category 5D: “Weak”	This category includes debtors with poor payment history and weak financial condition, but that provide guarantees that result in an estimated loan recovery percentage of at least 97% of amounts due. Category 5D corresponds to Category C1 of the Chilean Superintendency of Banks.

Category 6: “Vigilance”	This category includes debtors under special vigilance. These borrowers have displayed serious deterioration and require constant monitoring. Loans to borrowers in this category require special strategies to either guarantee the amounts due, reduce the bank’s exposure, or terminate the credit relationship. This category includes borrowers with poor payment behavior but that provide guarantees that result in an estimated loan recovery of 81% to 96% of amounts due. Category 6 corresponds to Category C2 of the Chilean Superintendency of Banks.

Category 7: “Vulnerable”	This category includes debtors with serious weaknesses in their business but that provide guarantees that result in an estimated loan recovery of 71% to 80% of amounts due. Category 7 corresponds to Category C3 of the Chilean Superintendency of Banks.

Category 8: “Sub- Standard”	This category includes debtors with serious difficulty in paying the amounts due and for whom the debt is inadequately protected by the capital of the borrower, and the guarantees provided result in an estimated loan recovery of 51% to 70% of amounts due. Category 8 corresponds to Category C4 of the Chilean Superintendency of Banks.

Category 9: “Doubtful”	This category includes debtors for whom serious doubts exist with respect to repayment in the normal course and for which guarantees provided result in an estimated loan recovery of 21% to 50% of amounts due. Category 9 corresponds to Category D1 of the Chilean Superintendency of Banks.

Category 10: “Loss”	This category includes loans to debtors where total loan loss is expected and any guarantees result in an estimated loan recovery of up to 20% of amounts due. Category 10 corresponds to Category D2 of the Chilean Superintendency of Banks.

The required provisions relating to each loan category vary depending on whether the commercial loan is secured by real property, as shown in the table below:

		Required Provisions
Superintendecy’s Categories	Corpbanca’s Categories	Commercial Loans	Commercial Mortgage Loans	Estimated Loan Recovery
A1 – Excellent	1 – Excellent	0%	0%	100%
A2 – Strong	2 – Strong	0%	0%	100%
A3 – Good	3 – Good	0%	0%	100%
A3 – Acceptable	4 – Acceptable	0.50%	0.46%	100%
B – Marginal	5 – Marginal	1.50%	1.24%	100%
C1 – Weak	5D – Weak	2%	2%	97%
C2 – Vigilance	6 – Vigilance	10%	10%	81% to 96%
C3 – Vulnerable	7 – Vulnerable	25%	25%	71% to 80%
C4 – Sub-Standard	8 – Sub-Standard	40%	40%	51% to 70%
D1 – Doubtful	9 – Doubtful	65%	65%	21% to 50%
D2 – Loss	10 – Loss	90%	90%	0% to 20%

The provisions relating to loan categories 1 through 5 have been fixed by us, while the provisions relating to loan categories 5D through 10 have been set by the Chilean Superintendency of Banks. The provisions for categories 1 through 5 were determined on the basis of the default rate of the borrowers in those categories over a historical one year period. Under the new regulations, the concept of voluntary allowances above the limits set forth by the Chilean Superintendency of Banks has been eliminated.

With the goal of improving the quality of our risk assessment of large borrowers, the threshold at which the individual evaluations of loans was raised from Ch$100 million to Ch$200 million. As a result, we are individually evaluating 84% of the loans in the commercial loan portfolio. Although we previously evaluated 90% of the loans in our commercial loan portfolio, the current percentage continues to be higher than the banking sector’s average.

The following table compares the provisions required of each category of loans under both the prior classification method as well as the current classification method.

Prior System		Current System
Category	Required Provision	Category	Required Provision
A	0.0%	1	0.0%
		2	0.0%
		3	0.0%
		4	0.5%
B	1.0%	5	1.5%
		5-D	2.0%
B-	20.0%	6	10.0%
		7	25.0%
C	60.0%	8	40.0%
		9	65.0%
D	90.0%	10	90.0%

Analysis of Our Loan Classification

The following tables provide statistical data regarding the classification of our loans as of the end of each of the last five years, applying the Chilean Superintendency of Banks regulations in effect prior to 2004.

	As of December 31, 2000
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
A	Ch$	481,952	Ch$	137,021	Ch$	42,765	Ch$	661,738	54.8%
B		472,466		20,385		8,972		501,823	41.5
B-		21,471		6,373		2,658		30,502	2.5
C		2,722		4,537		—		7,259	0.6
D		2,539		4,474		—		7,013	0.6

Total of classified loans	Ch$	981,150	Ch$	172,790	Ch$	54,395	Ch$	1,208,335	100.0%

Total loans	Ch$	1,094,795	Ch$	172,790	Ch$	54,395	Ch$	1,321,980

Percentage classified		89.6%		100.0%		100.0%		91.4%

	As of December 31, 2001
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
A	Ch$	538,224	Ch$	130,014	Ch$	50,353	Ch$	718,591	50.9%
B		620,223		21,328		8,574		650,125	46.1
B-		14,975		5,639		3,003		23,617	1.7
C		8,683		4,066		—		12,749	0.9
D		2,901		3,140		—		6,041	0.4

Total of classified loans	Ch$	1,185,006	Ch$	164,187	Ch$	61,930	Ch$	1,411,123	100.0%

Total loans	Ch$	1,313,454	Ch$	164,187	Ch$	61,930	Ch$	1,539,572

Percentage classified		90.2%		100.0%		100.0%		91.7%

	As of December 31, 2002
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
A	Ch$	539,249	Ch$	150,580	Ch$	65,220	Ch$	755,049	45.9%
B		807,321		25,271		8,120		840,712	51.1
B-		15,476		5,915		2,451		23,842	1.5
C		15,826		3,803		—		19,629	1.2
D		1,436		3,009		—		4,445	0.3

Total of classified loans	Ch$	1,379,308	Ch$	188,578	Ch$	75,791	Ch$	1,643,677	100.0%

Total loans	Ch$	1,505,452	Ch$	188,578	Ch$	75,791	Ch$	1,769,821

Percentage classified		91.6%		100.0%		100.0%		92.9%

	As of December 31, 2003
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
A	Ch$	688,010	Ch$	182,542	Ch$	99,736	Ch$	970,288	49.2%
B		920,239		29,109		9,801		959,149	48.6
B-		11,672		5,940		2,674		20,286	1.0
C		14,343		3,876		—		18,219	0.9
D		2,732		3,142		—		5,874	0.3

Total of classified loans	Ch$	1,636,996	Ch$	224,609	Ch$	112,211	Ch$	1,973,816	100.0%

Total loans	Ch$	1,808,106	Ch$	224,609	Ch$	112,211	Ch$	2,144,926

Percentage Classified		90.5%		100.0%		100.0%		92.0%

	As of December 31, 2004
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
A	Ch$	1,033,776	Ch$	248,387	Ch$	163,561	Ch$	1,445,724	68.3%
B		574,494		25,899		10,796		611,189	28.9
B-		30,112		5,546		2,830		38,488	1.8
C		13,590		4,152		—		17,742	0.8
D		837		3,815		—		4,652	0.2

Total of classified loans	Ch$	1,652,809	Ch$	287,799	Ch$	177,187	Ch$	2,117,795	100.0%

Total loans	Ch$	1,978,663	Ch$	287,799	Ch$	177,187	Ch$	2,443,649

Percentage Classified		83.5%		100.0%		100.0%		86.7%

For comparative purposes, the following table provides statistical data regarding the classification of our loans as of December 31. 2004, applying current regulations in effect from January 1, 2004.

	As of December 31, 2004
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
A1	Ch$	133	Ch$	—	Ch$	—	Ch$	133	0.0%
A2		57,767		—		—		57,767	2.7
A3		975,876		54,975		169,703		1,200,554	56.7
B		486,469		108,435		3,500		598,404	28.3
C1		88,025		104,546		2,289		194,860	9.2
C2		25,239		10,625		854		36,718	1.7
C3		4,873		3,735		677		9,285	0.5
C4		2,040		2,522		68		4,630	0.2
D1		11,550		1,374		96		13,020	0.6
D2		837		1,587		—		2,424	0.1

Total of classified loans	Ch$	1,652,809	Ch$	287,799	Ch$	177,187	Ch$	2,117,795	100.0%

Total loans	Ch$	1,978,663	Ch$	287,799	Ch$	177,187	Ch$	2,443,649

Percentage Classified		83.5%		100.0%		100.0%		86.7%

Risk Index. A bank’s risk index, which was used to calculate the global allowance through December 31, 2004, was based on its classified loans. More specifically, the index was computed as follows. First, the aggregate amount of classified loans in each category from A through D was multiplied by the corresponding required allowance percentage. Such percentages were as follows, applying in each case the classification system in effect prior to January 1, 2004:

Category	Allowance Percentage
A	0%
B	1%
B-	20%
C	60%
D	90%

The risk index itself was then determined by dividing (1) the aggregate amount by (2) the aggregate amount (i.e., the outstanding principal (whether or not past due) and accrued and unpaid interest) of all classified loans.

The risk index for 2004 was calculated using the same method as used in prior years in order to obtain comparable figures. Also, for purposes of the analysis, we used the categories in effect prior to January 1, 2004.

Unconsolidated risk index for the bank was calculated first by the individual analysis of every loan over Ch$200 million, in this analysis allowances for every operation are determined individually. Second, all consumer, and mortgage loans were treated as a group in order to determine global allowances. The aggregate of the allowances is the total allowance. The risk index is total provisions over total loans. The chart below illustrates the evolution of our unconsolidated risk index over the last five years.

As of	Unconsolidated Risk Index
December 31, 2000	1.87%
December 31, 2001	1.87%
December 31, 2002	1.86%
December 31, 2003	1.59%
December 31, 2004	1.58%

Our unconsolidated risk index decreased from 1.87% as of December 31, 2000 to 1.58% as of December 31, 2004. The decrease in the risk index between 2000 and 2004 was due principally to our continuing efforts to emphasize our strict credit review and origination procedures.

The table below sets forth our allowances for loan losses as they would be determined on the basis of our risk index and a 0.75% ratio, our global loss allowances, the minimum loan allowances for us in accordance with the regulations of the Chilean Superintendency of Banks in effect prior to January 1, 2004, our voluntary allowances for loan losses, our total allowances for loan losses and such total allowances expressed as a percentage of our total loans as of December 31, 2000, 2001, 2002, 2003 and 2004. Due to changes in regulation, since January 1, 2004, the risk index has been measured by calculating allowances for loan losses over total loans.

	As of December 31,
	2000	2001	2002	2003	2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Global, individual and additional allowances for loan losses	28,849	33,907	39,249	45,308	41,611
Minimum allowances required	28,849	33,907	39,249	45,308	41,611
Voluntary allowances	1,380	1,179	—	—	—
Total allowances for loan losses	30,229	35,086	39,249	45,308	41,611
Total loan allowances as a percentage of total loans	2.3%	2.3%	2.2%	2.1%	1.7%

(1)	Not required after January 1, 2004

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

Accrued interest and UF indexation adjustments from overdue loans are recognized only when, and to the extent, received. Non-performing loans that are not yet 90 days or more overdue have been included in each of the various categories of loans, and therefore affect the various averages.

Under the regulations in place through 2003, non-performing loans consisted of commercial loans included in Category C for more than one year, all commercial loans included in Category D and loans (or portions thereof) that are overdue.

Under the current regulations in effect as of January 1, 2004, non-performing loans consist of commercial loans included in Category C4 for more than one year, all commercial loans included in Category D1 and D2 and loans (or portions thereof) that are overdue. According to the definition adopted by Management non-performing loans consist of commercial loans included in categories nine and ten (or portions thereof) that are overdue. We cease to accrue interest on loans as soon as they become overdue. Past due loans include, with respect to any loan, the portion of principal or interest that is 90 or more days overdue, and do not include the portion of such loan that is not overdue or that is less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan. This practice differs from that normally followed in the United States where the amount classified as past due would include the total principal and interest on all loans which have any portion overdue.

According to the regulations established by the Chilean Superintendency of Banks, we are required to charge off commercial loans not later than 24 months after being classified as past due, if unsecured, and if secured, not later than 36 months after being classified as past due. When an installment of a past due commercial loan (either secured or unsecured) is written off, we must charge off all installments which are overdue, notwithstanding our right, if any, to charge off the entire amount of the loan. Once any amount of a loan is written off, each subsequent installment must be written off as it becomes overdue, notwithstanding our right, if any, to charge off the entire amount of the loan. In the case of past due consumer loans, a similar practice applies, except that after the first installment becomes six months past due, we must charge off the entire remaining part of the loan. We may charge off any loan (commercial or consumer) before the first installment becomes overdue only in accordance with special procedures established by the Chilean Superintendency of Banks and we must charge off an overdue loan (commercial or consumer) before the terms set forth above in certain circumstances. Loans are written off against the allowance for loan losses to the extent of any required reserves for such loans; the remainder of such loans is written off against income.

In general, legal collection proceedings are commenced with respect to consumer loans once they are 90 days past due and with respect to mortgage loans once they are 150 days past due. Legal collection proceedings are always commenced within one year of such loans becoming past due, unless the bank determines that the size of the past due amount does not warrant such proceedings. In addition, the majority of our commercial loans are short-term, with single payments at maturity. Past due loans are required to be covered by individual specific loan loss allowances equivalent to 100% of any unsecured portion thereof; but only if and to the extent that the aggregate of all unsecured past due loans exceeds the global allowance for loan losses. See “—Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses Prior to January 1, 2004—Individual Allowance.”

The following table sets forth as of December 31 of each of the last five years the amounts that are current as to payments of principal and interest and the amounts overdue:

Domestic Loans

	As of December 31,
	2000		2001		2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Current	Ch$	1,275,506	Ch$	1,496,828	Ch$	1,702,953	Ch$	2,069,728	Ch$	2,385,112
Overdue 1-29 days		6,204		5,472		5,644		11,085		5,723
Overdue 30-89 days		5,751		4,199		5,433		5,200		8,480
Overdue 90 days or more (“past due”)		22,371		23,060		29,276		26,520		19,643

Total loans	Ch$	1,309,832	Ch$	1,529,559	Ch$	1,743,306	Ch$	2,112,533	Ch$	2,418,958

We suspend the accrual of interest and readjustments on all overdue loans. The amount of interest that would have been recorded on domestic overdue loans had they continued to accrue interest was Ch$ 2,061,008 million and Ch$ 2,418,958 million for the years ended December 31, 2003 and 2004, respectively.

Foreign Loans

	As of December 31,
	2000		2001		2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Current	Ch$	12,083	Ch$	9,931	Ch$	26,381	Ch$	32,365	Ch$	24,691
Overdue 1-29 days		65		81		97		28		—
Overdue 30-89 days		—		—		37		—		—
Overdue 90 days or more (“past due”)		—		—		—		—		—

Total loans	Ch$	12,148	Ch$	10,012	Ch$	26,515	Ch$	32,393	Ch$	24,691

Total Loans

	As of December 31,
	2000		2001		2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2003)
Current	Ch$	1,287,589	Ch$	1,506,759	Ch$	1,729,334	Ch$	2,102,093	Ch$	2,409,803
Overdue 1-29 days		6,269		5,553		5,741		11,113		5,723
Overdue 30-89 days		5,751		4,199		5,470		5,200		8,480
Overdue 90 days or more (“past due”)		22,371		23,060		29,276		26,520		19,643

Total loans	Ch$	1,321,980	Ch$	1,539,571	Ch$	1,769,821	Ch$	2,144,926	Ch$	2,443,649

Overdue loans expressed as a percentage of total loans		2.6%		2.1%		2.3%		2.0%		1.4%
Past due loans as a percentage of total loans		1.7%		1.5%		1.7%		1.2%		0.8%

Analysis of Substandard Loans and Amounts Past Due

The following table analyzes our substandard loans and past due loans and the allowances for loan losses existing as of the dates indicated. For 2004, substandard loans are all loans included in categories 6, 7, 8, 9 and 10. For previous years, substandard loans under the prior classification method are all of the loans included in categories B-, C and D. The information provided is related to domestic loans, because we did not have any significant non-accrual or past due foreign loans in the periods presented. All of our restructured loans (troubled debt restructurings under the definition of U.S. GAAP Financial Accounting Standard No. 15) are included in the following tables.

	As of December 31,
	2000		2001		2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Total loans	Ch$	1,321,980	Ch$	1,539,571	Ch$	1,769,821	Ch$	2,144,926	Ch$	2,443,649
Substandard loans		44,774		42,407		47,916		44,379		66,077
Allowance for loan losses		28,849		33,907		39,249		45,308		41,611
Substandard loans as a percentage of total loans		3.4%		2.8%		2.7%		2.1%		2.7%
Amounts past due(1)	Ch$	22,371	Ch$	23,060	Ch$	29,276	Ch$	26,520	Ch$	19,643
To the extent secured(2)		16,899		16,032		22,855		20,562		13,045
To the extent unsecured		5,472		7,028		6,421		5,958		6,598
Amounts past due as a percentage of total loans		1.7%		1.5%		1.7%		1.2%		0.8%
To the extent secured(2)		1.3%		1.0%		1.3%		1.0%		0.5%
To the extent unsecured		0.4%		0.5%		0.4%		0.3%		0.3%
Total loans for which at least one payment is past due(1)		58,264		47,750		53,852		57,233		49,460
Loans for which at least one payment is past due as a percentage of total loans		4.4%		3.1%		3.0%		2.7%		2.0%
Allowance for loans losses as a Percentage of:
Total loans		2.2%		2.2%		2.2%		2.1%		1.7%
Total loans excluding contingent loans		2.3%		2.4%		2.4%		2.3%		1.9%
Total substandard loans		64.4%		80.0%		81.9%		102.1%		63.0%
Total amounts past due		129.0%		147.0%		134.1%		170.8%		211.8%
Total amounts past due-unsecured		527.2%		482.4%		611.4%		760.4%		630.7%

(1)	Past due loans that are 90 days or more overdue as to any payments of principal or interest (in accordance with Chilean regulations). We continue to accrue interest and indexation on the principal payments not yet overdue for those loans that have installments overdue unless we believe those amounts are uncollectible. Accrued interest and indexation adjustments are included in our recorded investment in the loan for the purpose of determining the required allowance for loan losses.
(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowances for Loan Losses

The following table analyzes our provisions for loan losses charged to income and changes in the allowances attributable to charge-offs, allowances released, recoveries, allowances on loans acquired and the effect of price-level restatement on provisions for loan losses. The amounts in the column for 2004 were determined based on the current loan classification system in effect from January 1, 2004. The amounts in the remaining columns were determined based on the prior loan classification system.

	As of December 31,
	2000		2001		2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Allowances for loan losses at beginning of period	Ch$	29,378	Ch$	28,849	Ch$	33,907	Ch$	39,249	Ch$	45,308
Allowances on acquired loans		—		647		—		—		—
Charge-offs		(26,371)		(22,833)		(21,373)		(20,048)		(21,923)
Provisions established		31,314		29,551		29,578		31,464		27,316
Provisions released(1)		(4,168)		(1,439)		(1,908)		(4,978)		(7,986)
Price-level restatement(2)		(1,304)		(868)		(955)		(379)		(1,104)

Allowances for loan losses at end of period	Ch$	28,849	Ch$	33,907	Ch$	39,249	Ch$	45,308	Ch$	41,611

Ratio of charge-offs to average loans		2.2%		1.7%		1.4%		1.0%		1.0%
Allowances for loan losses at end of period as a percentage of total loans		2.2%		2.2%		2.2%		2.1%		1.7%

(1)	Represents the aggregate amount of allowances for loan losses released during the year as a result of recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.
(2)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant pesos as of December 31, 2004.

Our policy with respect to charge-offs follows the regulations established by the Chilean Superintendency of Banks. Under Chilean GAAP and regulations of the Chilean Superintendency of Banks, we are required to charge off commercial loans, if unsecured, not later than 24 months after being classified as past due and, if secured, not later than 36 months after being classified as past due. When an installment of a past due commercial loan (either secured or unsecured) is written off, we must charge off all installments which are overdue, notwithstanding our right, if any, to charge off the entire amount of the loan. Once any amount of a loan is written off, each subsequent installment must be written off as it becomes overdue, notwithstanding our right, if any, to charge off the entire amount of the loan. In the case of past due consumer loans, a similar practice applies, except that after the first installment has been classified as past due for six months, we must charge off the entire remaining part of the loan. We may charge off any loan (commercial or consumer) before the first installment becomes overdue only in accordance with special procedures established by the Chilean Superintendency of Banks, and must charge off an overdue loan (commercial or consumer) before the terms set forth above in certain circumstances. Under U.S. GAAP, loans or portions thereof must be charged off in the period in which they are deemed to be uncollectible.

We believe that our application of charge off policies in accordance with Chilean GAAP and the rules and regulations of the Chilean Superintendency of Banks does not result in significant differences in our financial results as compared to the financial results that we would obtain if we were to apply U.S. GAAP charge off policies because we generally charge off loans or portions thereof once those loans or portions thereof become uncollectible.

Our continued emphasis on credit review procedures, which we believe to be conservative compared to our competitors, has enabled us to generally decrease charge-offs since 1999, and maintain them at an adequate level. The effects of these efforts can be seen in the following table, which shows the charge-offs breakdown by loan category.

	For the Year Ended December 31,
	2000		2001		2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Consumer loans	Ch$	18,999	Ch$	14,019	Ch$	11,328	Ch$	12,586	Ch$	12,652
Residential mortgage loans		196		1,188		535		493		487
Commercial loans		6,712		6,786		8,945		6,345		8,308
Leasing contracts		464		840		565		624		476

Total	Ch$	26,371	Ch$	22,833	Ch$	21,373	Ch$	20,048	Ch$	21,923

The following table shows loan loss recoveries by loan category for the periods indicated.

	For the Year Ended December 31,
	2000		2001		2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Consumer loans	Ch$	4,772	Ch$	4,695	Ch$	4,376	Ch$	3,677	Ch$	5,181
Residential mortgage loans		—		—		—		—		232
Commercial loans		3,493		3,246		3,218		2,755		2,123
Leasing contracts		—		—		—		—		—

Total	Ch$	8,265	Ch$	7,941	Ch$	7,594	Ch$	6,432	Ch$	7,536

Net provisions—i.e., new provisions adjusted by provisions released—have been determined so that provisions for loan losses as a percentage of total loans follow the overall loan quality and consequently the movement in the risk index. Total loan allowances consist of allowances for commercial loans, consumer loans and residential mortgage loans.

Based on information available regarding our debtors, we believe that our allowances for loan losses are sufficient to cover known probable losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Allocation of Allowances for Loan Losses

The following tables set forth, as of December 31 of each of the last five years, the proportions of our required minimum allowances for loan losses that were attributable to our commercial, consumer and residential mortgage loans, and the amount of voluntary allowances (which are not allocated to any particular category) as of each such date.

	As of December 31, 2000					As of December 31, 2001
	Allowance amount (1)		Allowance amount as of percentage of loans in category	Allowance amount as a percentage of total loans (2)	Loans in category as percentage of total	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans (2)	Loans in category percentage of total
Commercial loans	Ch$	17,240	1.7%	1.3%	75.9%	Ch$	23,633	2.0%	1.5%	77.7%
Leasing		871	1.0	0.1	6.9		975	0.8	0.1	7.6
Consumer loans		10,117	5.9	0.8	13.1		8,612	5.2	0.6	10.7
Residential mortgage loans		621	1.1	—	4.1		687	1.1	—	4.0

Total allocated allowances		28,849	2.2	2.2	100.0%		33,907	2.2	2.2	100.0%

Voluntary allowances		1,380	0.1	0.1			1,179	0.1	0.1

Total allowances	Ch$	30,229	2.3%	2.3%		Ch$	35,086	2.3%	2.3%

(1)	In millions of constant Ch$ as of December 31, 2004.
(2)	Based on our loan classification, as required by the Chilean Superintendency of Banks for the purpose of determining the loan loss allowance.

	As of December 31, 2002					As of December 31, 2003
	Allowance amount (1)		Allowance amount as of percentage of loans in category	Allowance amount as a percentage of total loans (2)	Loans in category as percentage of total	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans (2)	Loans in category percentage of total
Commercial loans	Ch$	27,997	2.0%	1.6%	77.5%	Ch$	31,953	1.9%	1.5%	76.9%
Leasing		1,381	1.0	0.1	7.6		1,577	1.0	0.1	7.4
Consumer loans		9,300	4.9	0.5	10.7		11,146	5.0	0.5	10.5
Residential mortgage loans		571	0.8	—	4.2		632	0.6	—	5.2

Total allocated allowances		39,249	2.2	2.2	100.0%		45,308	2.1	2.1	100.0%

Voluntary allowances		—	—	—			—	—	—

Total allowances	Ch$	39,249	2.2%	2.2%		Ch$	45,308	2.1%	2.1%

(1) In millions of constant Ch$ as of December 31, 2004.

(2) Based on our loan classification, as required by the Chilean Superintendency of Banks for the purpose of determining the loan loss allowance.

	As of December 31, 2004
	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans (2)	Loans in category as percentage of total
Commercial loans	Ch$	27,746	1.5%	1.1%	73.6%
Leasing		1,860	1.0	0.1	7.3
Consumer loans		11,283	3.9	0.5	11.8
Residential mortgage loans		722	0.4	—	7.3

Total allocated allowances		41,611	1.7	1.7	100.0%

Voluntary allowances		—	—	—

Total allowances	Ch$	41,611	1.7%	1.7%

(1)	In millions of constant Ch$ as of December 31, 2004
(2)	Based on our loan classification, as required by the Chilean Superintendency of Banks for the purpose of determining the loan loss allowance.

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2002, 2003 and 2004.

	As of December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Checking accounts	Ch$	122,828	Ch$	123,467	Ch$	130,760
Other demand liabilities		106,459		99,466		128,558
Savings accounts		15,851		14,223		13,132
Time deposits		1,125,208		1,420,993		1,597,128
Other commitments		805		484		2,848

Total	Ch$	1,371,151	Ch$	1,658,633	Ch$	1,872,426

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2004, expressed in percentages. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the CPI.

	As of December 31, 2004
	Ch$		UF		Foreign Currency		Total
Demand deposits		17.65%		0.22%		7.88%		14.0%
Savings accounts		—		4.60		—		0,7
Time deposits:
Maturing within 3 months		62.83		25.88		90.19		59,96
Maturing after 3 but within 6 months		13.79		13.18		1.77		12,48
Maturing after 6 but within 12 months		5.49		55.12		0.15		12,53
Maturing after 12 months		0.24		1.00		0.01		0,33

Total time deposits		82.35		95.18		92.12		85,30

Total deposits		100.00%		100.00%		100.00%		100.00%

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of U.S.$100,000 (or its equivalent) issued by us as of December 31, 2004.

	As of December 31, 2004
	Ch$		UF		Foreign Currency		Total
	(in millions of constant Ch$ as of December 31, 2004)
Time deposits:
Maturing within 3 months	Ch$	739,632	Ch$	65,023	Ch$	131,663	Ch$	936,318
Maturing after 3 but within 6 months		191,577		36,439		2,707		230,723
Maturing after 6 but within 12 months		76,441		156,584		257		233,282
Maturing after 12 months		2,573		1,450		—		4,023

Total time deposits	Ch$	1,010,223	Ch$	259,496	Ch$	134,627	Ch$	1,404,346

Minimum Capital Requirements

The following table sets forth our minimum capital requirements set by the Chilean Superintendency of Banks as of the dates indicated.

	As of December 31,
	2003		2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Net capital base	Ch$	296,119	Ch$	325,629
3% total assets net of provisions		(85,652)		(96,180)

Excess over minimum required equity	Ch$	210,467	Ch$	229,449

Net capital base as a percentage of the total assets, net of provisions		10.4%		10.2%

Effective equity	Ch$	335,150	Ch$	372,015
8% of the risk-weighted assets		(181,403)		(204,952)

Excess over minimum required equity	Ch$	153,747	Ch$	167,063

Effective equity as a percentage of the risk-weighted assets		14.8%		14.5%

Short-term Borrowings

Our short-term borrowings (other than deposits and other obligations) totaled Ch$ 95,749 million as of December 31, 2002, Ch$ 200,112 million as of December 31, 2003 and Ch$ 154,204 million as of December 31, 2004.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements. The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each such period by type of short-term borrowing.

	As of and for the Year Ended December 31,
	2002			2003			2004
	Year End Balance		Weighted Average Nominal Interest Rate	Year End Balance		Weighted Average Nominal Interest Rate	Year End Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2004, except for rate date)
Investments under agreements to repurchase	Ch$	51,365	3.1%	Ch$	63,259	3.0%	Ch$	80,779	2.7%
Domestic interbank loans		15,764	2.7		71,186	2.5		18,132	2.6
Borrowings under foreign trade credit lines		28,620	2.0		65,667	1.4		55,293	2.2

Total short-term borrowings	Ch$	95,749	2.7%	Ch$	200,112	2.3%	Ch$	154,204	2.5%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	2002			2003			2004
	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Investments under agreements to repurchase	Ch$	43,627	4.5%	Ch$	54,395	3.4%	Ch$	112,619	7.9%

Central Bank borrowings		4,090	4.0		4,389	2.4		5,392	1.7

Domestic interbank loans		28,502	5.6		54,397	3.3		23,562	2.4

Sub-total		76,219	4.9		113,181	3.3		141,573	6.7
Borrowings under foreign trade credit lines		49,414	4.1		56,344	3.9		61,819	5.5

Total short-term borrowings	Ch$	125,633	4.5%	Ch$	169,525	3.5%	Ch$	203,392	6.4%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2002 Month- End Balance		Maximum 2003 Month- End Balance		Maximum 2004 Month- End Balance
	(in millions of constant Ch$ as of December 31, 2004)
Investments under agreements to repurchase	Ch$	64,391	Ch$	100,849	Ch$	91,393
Central Bank borrowings		23,251		3,593		26,104
Domestic interbank loans		66,727		92,918		63,759
Borrowings under foreign trade credit lines		72,146		72,963		73,983

C. ORGANIZATIONAL STRUCTURE

See “Item 7. Major Shareholders.”

D. PROPERTY

Our principal executive offices, which we own, are located in Santiago, Chile and are comprised of approximately 11,339 square meters (122,052 square feet). As of December 31, 2004, we owned 33 of the 63 properties on which branches were located and leased the remaining 30 branch locations. Total branch space as of December 31, 2004 aggregates approximately 35,828 square meters (385,649 square feet). The branches are located throughout all of the 13 geographic regions in Chile, including the Santiago Metropolitan Region.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion should be read in conjunction with our financial statements, together with the notes thereto, included elsewhere in this annual report. Our financial statements have been prepared in accordance with Chilean GAAP, which differs in significant respects from U.S. GAAP. See note 27 to our financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity. See “Presentation of Financial Information.”

General Conditions

We are a “sociedad anónima” organized under the laws of Chile whose stock is quoted on the Santiago Stock Exchange and the Chilean Electronic Exchange. We are regulated by the Chilean Superintendency of Banks. We offer general commercial and consumer banking services and provide other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment funds management and investment banking.

We have prepared this operating and financial review in a manner consistent with the way our management views our business as a whole. As a result we present the following key sections to the operating and financial review:

The following classification of revenues and expenses is based on our consolidated financial statements.

Revenues. We have three main sources of revenues, which include both cash and non-cash items:

•	Interest revenue. We earn interest income from our interest-earnings assets, which are mainly represented by loans to customers and securities.

•	Fees and income from services. We earn service fee and commission revenues related to checking accounts, loans, mutual funds, credit cards and other financial services.

•	Other income. We earn income relating to changes in fair value of our securities portfolio, other trading activities and foreign exchange transactions.

Expenses. Our main expenses, which include both cash and non-cash items, are:

•	Interest expense. We incur interest expense on our interest-bearing liabilities, such as deposits, short-term borrowings and long-term debt.

•	Provision for loan losses. We establish provisions for loan losses based on the size of our loan portfolio and our expectations regarding the ability of our customers to repay their loans.

•	Other expenses. We incur expenses relating to salaries and benefits, administrative expenses, and other non-interest expenses.

The Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. The Chilean economy experienced continuous significant growth in the 1990s, but in recent years this growth has stagnated. In the eight years ended December 31, 2004 Chilean gross domestic product, or GDP, growth averaged 3.6% and in the five years ended December 31, 2004 GDP has grown 4.0% per year on average. During 2004, Chile’s GDP grew 6.1%. The growth in internal demand, as well as growing confidence among investors and others outside Chile in the stability of the country’s economy and financial system, are expected to continue to fuel this growth, although no assurance can be given as to the rate of any future growth. In January 2004, the overnight interbank rate set by the Central Bank was reduced to 1.75% per annum in nominal terms, the lowest level in the last

16 years. In September and October of 2004 the Central Bank increased the interbank rate to 1.94% and 2.00%, respectively. In November it was again increased to 2.15% and had increased again to 2.25% as of December 31, 2004.

Inflation

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. In 2000 inflation was 4.5%, reflecting the economic recovery and the rise in international oil prices. In 2001, the inflation rate decreased to 2.6%, reflecting the low growth rate of internal demand, the fall in international oil prices and high unemployment rates. Similarly, in 2002 inflation was only 2.8% also due to the low growth rate of internal demand. In 2003 inflation was 1.1%, despite the fact that the peso appreciated 15.9% during the same period against the dollar. In 2004 inflation was 2.4%. Moderate inflation is expected to prevail in 2005, despite occasional monthly declines in the inflation rate.

Notwithstanding relatively low levels of inflation in recent years, there can be no assurance that Chilean inflation will not increase significantly. Although we currently benefit from moderate levels of inflation in Chile due to the structure of our assets and liabilities (i.e., we have a significant amount of deposits that are not indexed to the inflation rate and/or do not accrue interest, while a significant portion of our loans are indexed to the inflation rate), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation.

UF-denominated Assets and Liabilities. The UF is revalued in monthly cycles. Every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$ 16,744.12, Ch$ 16,920.00 and Ch$ 17,317.05 as of December 31, 2002 and 2003 and 2004, respectively. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively. Our net interest revenue is positively affected by increases in inflation to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Conversely, our net interest revenue will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$367,395 million, Ch$280,620 million and Ch$464,765 during the years ended December 31, 2002, 2003 and 2004, respectively. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest-Bearing Liabilities.”

Peso-denominated Assets and Liabilities. Rates of interest prevailing in Chile during any period reflect in significant part the rate of inflation during the period and expectations of future inflation. The responsiveness to such prevailing rates of our peso-denominated interest-earning assets and interest-bearing liabilities varies. See “—Interest Rates,” “—Results of Operations,” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. The ratio of the average balance of such demand deposits to average interest-earning assets was 10.7%, 8.9% and 7.4% during the years ended December 31, 2002, 2003 and 2004, respectively. Because such deposits are not sensitive to inflation or changes in the market interest rate environment, any decline in market rates of interest or the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets.

Price-level Restatement. Chilean GAAP requires that financial statements be restated to reflect the full effects of gain or loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. Chilean GAAP also prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end. A bank’s net monetary asset position can be determined by subtracting shareholders’ equity from its net non-monetary asset position (non-monetary assets less non-monetary liabilities). As such, under Chilean GAAP the loss (or gain) from price-level restatement in results of operations is determined by subtracting the price-level restatement adjustment of net non-monetary assets from the price-level restatement adjustment of shareholders’ equity. Therefore, losses arise when shareholders’ equity exceeds net non-monetary assets, given that this signifies a positive net monetary asset position

(i.e. monetary assets exceeds monetary liabilities), and gains arise when net non-monetary assets exceed shareholders’ equity, signifying a negative net monetary asset position. We generally maintain a positive net monetary asset position and, therefore, we have realized losses from price-level restatement in our results of operations. See note 27 to our financial statements for a discussion of principal differences between U.S. GAAP and Chilean GAAP as they apply to us and a reconciliation to U.S. GAAP of net income and shareholder’s equity.

Our consolidated financial statements have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities and all equity accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end. Consistent with general banking practices in Chile, no specific purchasing power adjustments of income statement amounts are made. The purchasing power gain or loss included in net income reflects the effects of Chilean inflation on the monetary assets and liabilities held by us.

For comparative purposes, the year-end financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2004. This presentation does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

The price-level adjusted consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non-monetary consolidated financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

Interest Rates

Interest rates earned and paid on our assets and liabilities, respectively, reflect, to a certain degree, inflation, expectations regarding inflation, shifts in short-term interest rates set by the Central Bank and movements in long-term real rates. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities generally reprice to reflect interest rate changes more frequently than our interest-earning assets, changes in the rate of inflation or short-term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short-term interest rates fall, our net interest margin is positively impacted, but when short-term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation because generally our UF-denominated assets exceed our UF-denominated liabilities. See “—Inflation—UF-denominated Assets and Liabilities” above. An increase in long-term rates also has a positive effect on our net interest margin, because our interest-earning assets generally have a longer duration than our interest-bearing liabilities.

In addition, because our peso-denominated liabilities have relatively short repricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous month’s inflation, customers often switch funds from peso-denominated deposits to more expensive UF-denominated deposits, thereby adversely affecting our net interest margin.

Foreign Exchange Rates

A material portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are translated to pesos in preparing our financial statements, our reported income is affected by changes in the value of the peso with respect to foreign currencies (principally the U.S. dollar). The Chilean government’s economic policies and any future changes in the value of the peso against the U.S. dollar could adversely affect our financial condition and results of operations. The peso has been subject to significant devaluation against the U.S. dollar in the past, including a decrease of 8.5% in 2000, 14.6% in 2001, and 8.6% in 2002, although it appreciated 15.9% against the U.S. dollar in 2003 and 7.1% in 2004, reaching a value of Ch$ 559.83 per U.S. $1.00 as of December 31, 2004. The Chilean peso may be subject to significant fluctuations in the future. See “Item 3. Key Information—Exchange Rate Information.”

Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities. As of December 31, 2002, 2003 and 2004, the negative gap for 2002 and the positive gap for 2003 and 2004 between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$964 million, Ch$143 million and Ch$13,798 million, respectively. See note 20 of our audited consolidated financial statements included herein.

Critical Accounting Policies and Estimates

As a Chilean bank, we prepare our consolidated financial statements in conformity with accounting principles generally accepted in Chile and the rules of the Chilean Superintendency of Banks relating thereto, which, together, differ in certain significant respects from U.S. GAAP. See note 27 to our financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us, a reconciliation to U.S. GAAP of net income and shareholders’ equity as of and for each of the three years in the period ended December 31, 2004, additional disclosures required under U.S. GAAP and a discussion of recently issued accounting policies as they relate to us.

In preparing our consolidated financial statements, we use estimates and assumptions to account for certain assets, liabilities, revenues, expenses and other transactions. The consolidated financial statements include various estimates and assumptions, including but not limited to the adequacy of the allowance for loan losses, estimates of the fair value of certain financial instruments, the selection of useful lives of certain assets and the valuation and recoverability of goodwill and deferred tax assets. We evaluate these estimates and judgments on an ongoing basis. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results in future periods could differ from those estimates and assumptions, and if these differences were significant enough, our reported results of operations would be affected materially.

Note 1 to our financial statements contains a summary of our significant accounting policies. We believe that the following are the more critical judgment areas or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations:

Allowance for Loan Losses

We have established allowances to cover probable loan losses in accordance with regulations issued by the Chilean Superintendency of Banks.

For purposes of the financial information presented in this annual report, as of and for the period ending December 31, 2004, and for periods ending earlier, we have applied regulations of the Chilean Superintendency of Banks applicable to such periods.

The level of detail in the statutory loan category schedules limits management’s discretion regarding the category to which a given loan should correspond, our management is required to make estimates and judgments about inherently subjective matters in determining the classification of individual loans and such classification affects the determination of the allowance for loan loses. The allowance for loan losses requires us to make estimates and, consequently, we regularly evaluate our allowance for loan losses by taking into consideration factors such as changes in the nature and volume of our loan portfolio, trends in forecasted portfolio credit quality and economic conditions that may affect our borrowers’ ability to pay. Increases in our allowance for loan losses are reflected as provisions for loan losses in our income statement. Loans are charged off when management determines that the loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the allowance for loan losses. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Regulation Relating to Classification of Banks and Loans; Allowances for Loan Losses From January 1, 2004.”

For a further description of the new Chilean Superintendency of Banks regulations relating to loan classification and provisioning, see “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Regulation Relating to Classification of Banks and Loans; Allowances for Loan Losses From January 1, 2004” and “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Regulation Relating to Classification of Banks and Loans; Allowances for Loan Losses From January 1, 2004.”

We consider the accounting estimates related to allowance for loan losses to be “critical accounting estimates” because: (i) they are highly susceptible to change from period to period because our assumptions about the risk of loss used to classify our loans are updated for recent performance experience which may increase or decrease our risk index that is used to determine our global allowance, (ii) our specific allowances are also updated to reflect recent performance which may result in an increase or decrease in our specific allowances, (iii) it requires management to make estimates and assumptions about loan classification and the related estimated probable loss, if any, and (iv) any significant difference between our estimated losses (as reflected in the specific and general provisions) as of the balance sheet date and our actual losses will require us to adjust our allowance for loan losses that may result in additional provisions for loan losses in future periods which could have a significant impact on our future net income and/or financial condition. At December 31, 2004, our allowance for loan losses was Ch$ 41,611 million and was highly dependent upon our risk index. Our consolidated risk index was 1.70% at December 31, 2004. An increase of 5 basis points in our risk index at December 31, 2004 would have increased our required allowance for loan losses by Ch$1,153 million.

The Chilean Superintendency of Banks performs a yearly audit on each bank in the Chilean system to monitor, among other things, such bank’s loan categorization and provisioning practices and to assign such bank to a level of compliance. Banks that are assigned to “Category 1” are authorized by the Chilean Superintendency of Banks to assign their loans to the statutory loan categories based on management’s estimates, while banks that do not achieve Category 1 lose this ability. We have been assigned by the Chilean Superintendency of Banks to Category 1 since January 2004 and to its equivalent under the prior regulatory scheme, Category I, from 1997 through 2003.

Goodwill

We have significant intangible assets related to goodwill. The carrying value of our goodwill was Ch$9,798 million at December 31, 2004. Since January 1, 2004, goodwill represents the difference between the purchase price and the net book value of assets and liabilities acquired in a purchase transaction and is amortized on a straight-line basis over the periods estimated to be benefited. The useful economic life of acquired goodwill is assessed on the basis of the type and diversity of the business, its location and the markets in which it operates, and cannot exceed 20 years.

Goodwill is subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount.

The determination of the amortization period for goodwill and the subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behavior and attrition, changes in revenue growth trends, costs structures and technology and changes in interest rates and specific industry or market sector conditions.

We consider that the accounting estimates related to the amortization period and any impairment required are “critical accounting estimates” because: (i) they are highly susceptible to management’s assumptions and projections at the time of acquisition which determine the amortization period, (ii) they are highly susceptible to changes from period to period because they require management to make assumptions about future cash flows, interest rates, the health of the economy and operating costs, and (iii) the impact that recognizing a goodwill impairment charge would have on the assets reported on our balance sheet as well as on our net income could be significant.

Income Taxes

In preparing our consolidated financial statements, we are required to estimate income taxes, which involves an estimation of current tax expense together with an assessment of temporary differences resulting from differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Our carrying value of net deferred tax assets assumes that we will be able to generate sufficient future taxable income based on estimates and assumptions. We consider that accounting estimates related to determining the valuation and recoverability of deferred tax assets to be “critical accounting estimates” because if these estimates and related assumptions change in the future, we may be required to record valuation allowances against our deferred tax assets resulting in additional income tax expense in our consolidated statement of income. We evaluate the recoverability of our deferred tax assets semi-annually. The carrying value of our net deferred tax assets as of December 31, 2004 was Ch$5,787 million.

Developments in Chilean and U.S. GAAP

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment”, which requires the recognition of compensation cost for all share-based payments (including employee stock options) at fair value. This standard amends and clarifies the accounting for stock compensation plans under SFAS No. 123, “Accounting for Stock-Based Compensation”, and is effective for interim or annual periods beginning after June 15, 2005. We do not expect the adoption of this statement to have a material impact on our results of operations, financial position or cash flows.

In July 2004, the Emerging Issues Task Force issued EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”. This EITF was discussed in combination with FIN46 when evaluating consolidation requirements. The issues are as follows:

Issue 1: Whether an investor should apply the equity method of accounting to investments other than common stocks,

Issue 2: If the equity method is applied to investments other than common stock, how should the equity method of accounting be applied to those investments, and

Issue 3: Whether investments other than common stock that have a “readily determinable fair value” under paragraph 3 of Statement 115 should be accounted for in accordance with Statement 115 rather than pursuant to this Issue.

In October 2004, the Emerging Issues Task Force issued EITF 04-01 “Accounting for Preexisting Relationships between the Parties to a Business Combination”. This Issue addresses the accounting for preexisting relationships between the parties to a business combination. The issues are as follows:

Issue 1: Whether a business combination between two parties that have a preexisting relationship should be evaluated to determine if a settlement of a preexisting relationship exists, thus requiring accounting separate from the business combination,

Issue 2: How to measure the effective settlement of an executory contract in a business combination,

Issue 3: Whether the acquisition of a right that the acquirer had previously granted to the acquired entity to use the acquirer’s recognized or unrecognized intangible assets should be included in the measurement of the settlement amount or included as part of the business combination,

Issue 4: Whether the acquirer should recognize, apart from goodwill, an acquired entity’s intangible asset(s) that, before the business combination, arose solely from the acquired entity’s contractual right to use the acquirer’s recognized or unrecognized intangible asset(s), and

Issue 5: Whether it is appropriate for an acquirer to recognize a settlement gain in conjunction with the effective settlement of a lawsuit or an executory contract in a business combination.

In December 2004, SOP 03-3 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”. This Statement of Position (SOP) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. This SOP does not apply to loans originated by the entity. This SOP limits the yield that may be accreted (accretable yield) to the excess of the investor’s estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the investor’s initial investment in the loan. This SOP requires that the excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual, or valuation allowance. This SOP prohibits investors from displaying accretable yield and nonaccretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as impairment.

This SOP prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination.

Results of Operations

Pursuant to Chilean GAAP and for comparative purposes, the financial information in this section is restated in constant pesos as of December 31, 2004.

Results of Operations for the Years Ended December 31, 2003 and 2004

The following table sets forth the principal components of our net income for the years 2003 and 2004:

	For the Year Ended December 31,				% Change from Prior Year
	2003		2004		2004
	(in millions of constant Ch$ as of December 31, 2004 except for percentages)
Components of net income:
Net interest revenue	Ch$	97,991	Ch$	111,926	14.2%
Provisions for loan losses		(26,179)		(18,119)	(30.8)
Fees and income from services (net)		22,535		18,854	(16.3)
Other operating income (net)		19,149		6,673	(65.2)
Other expenses (net)		(1,675)		(1,764)	5.3
Operating expenses		(56,023)		(53,838)	(3.9)
Loss from price-level restatement (net)		(2,294)		(6,453)	181.3

Income before income taxes		53,504		57,279	7.1
Income taxes		(2,127)		(6,512)	206.2
Voluntary reserves		—		—	—

Net income	Ch$	51,377	Ch$	50,767	(1.2)%

Net interest revenue

The following table sets forth the elements of our net interest revenue for the years 2003 and 2004:

	For the Year Ended December 31,				% Change from Prior Year
	2003		2004		2004
	(in millions of constant Ch$ as of December 31, 2004 except for percentages)
Interest revenue	Ch$	159,302	Ch$	190,820	19.8%

Interest expense		(61,311)		(78,894)	28.7

Net interest revenue	Ch$	97,991	Ch$	111,926	14.2%

Our net interest revenue was Ch$ 111,926 million in 2004 compared to Ch$ 97,991 million in 2003, an increase of 14.2%. Our interest revenue was Ch$ 190,820 million in 2004 compared to Ch$ 159,302 million in 2003, an increase of 19.8%. Our interest expense was Ch$ 78,894 million in 2004 compared to Ch$ 61,311 million in 2003, an increase of 28.7%. During 2004, we were negatively affected by the increase in prevailing interest rates due to the fact that our interest-bearing liabilities reprice more frequently than our interest-earning assets resulting in the 28.7% increase in our interest expense, partially offset by a 19.8% increase in our interest revenue. The 14.2% increase in net interest revenue is mainly explained by a small increase in the average nominal interest rate earned on our interest-earning assets (6.9% for 2004 as compared to 6.7% for 2003), and by a 17.0% increase in our average interest-earning assets. The average nominal rate paid was 3.7% in 2004 compared to 3.4% in 2003. The increase in net interest revenue was also attributable to the higher inflationary environment in 2004 compared to 2003, which increased the balance of our UF-denominated assets.

The following table sets forth information as to key elements of our interest revenue for the years 2003 and 2004:

	For the Year Ended December 31,				% Change from Prior Year
	2003		2004		2004
	(in millions of constant Ch$ as of December 31, 2004 except for percentages)
Interest revenue	Ch$	159,302	Ch$	190,820	19.8%
Average interest-earning assets:
Loans(1)		1,932,713		2,200,487	13.9
Financial investments		343,435		507,759	47.8
Interbank deposits		86,826		55,980	(35.5)

Total average interest-earning assets	Ch$	2,362,974	Ch$	2,764,226	17.0%

(1)	Includes commercial loans, mortgage loans, contingent loans and past due loans.

Our total average interest-earning assets were Ch$2,764,226 million in 2004 compared to Ch$2,362,974 million in 2003, an increase of 17.0%. This was mainly the result of an increase from Ch$1,379,073 million to Ch$1,647,072 million in the size of our commercial loan portfolio, as well as percentage increases in our mortgage, consumer and contingent loan operations. Our contingent loan portfolio consists mainly of guarantees and letters of credit relating to foreign trade finance.

The following table sets forth information as to key elements of our interest expense for the years 2003 and 2004:

	For the Year Ended December 31,				% Change from Prior Year
	2003		2004		2004
	(in millions of constant Ch$ as of December 31, 2004 except for percentages)
Interest expense	Ch$	61,311	Ch$	78,894	28.7%
Average interest-bearing liabilities:
Savings accounts		15,326		13,348	(12.9)
Time deposits		1,197,320		1,454,741	21.5
Central Bank borrowings		4,538		5,412	19.3
Repurchase agreements		54,395		90,522	66.4
Mortgage finance bonds		240,372		310,429	29.1
Other interest-bearing liabilities		274,741		267,391	(2.7)

Total average interest-bearing liabilities	Ch$	1,786,692	Ch$	2,141,843	19.9%

Our interest expense was Ch$78,894 million in 2004 compared to Ch$61,311 million in 2003, an increase of 28.7%. This increase was mainly the result of a 8.8% increase in the average nominal interest rate paid on interest-bearing liabilities, which reflected higher prevailing interest rates in 2004 compared to 2003. This increase was also due in part to a 19.9% increase in average interest-bearing liabilities in 2004 when compared to 2003.

Given our strong capital base, we have been able to grow our loan portfolio without funding new loans exclusively from our interest-bearing liabilities. As we increase the size of our loan portfolio, we will continue to seek to lower our cost of funding through expanding our retail deposit base.

Net interest margin (net interest revenue divided by average interest-earning assets) for 2004 was 4.0%, as compared to 4.1% for 2003. This decrease resulted mainly from (i) an increase in prevailing interest rates, increasing our interest-bearing liabilities, which reprice to reflect interest rate changes more frequently than our interest earning assets, (ii) a decrease in the net revenues derived from the gap in our net U.S. dollar-denominated asset position caused by the strengthening of the peso against the dollar in 2004 as compared to 2003 and (iii) a rise in inflation. Because our peso-denominated liabilities have relatively short repricing periods, they are generally more responsive to changes in inflation than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous month’s inflation, customers often switch funds from peso-denominated deposits to more expensive UF-denominated deposits, thereby adversely affecting our net interest margin.

Provisions for loan losses

As discussed under “—Critical Accounting Policies and Estimates—Allowance for Loan Losses,” our global loan losses historically were calculated on the basis of our risk index. Since January 1, 2004, our allowances are calculated on the basis of eleven loan categories, in which we classify individually every commercial and leasing loan over Ch$200 million.

We recorded consolidated net loan growth of 14.4% in 2004 compared to 2003. This increase was attributable to our continuing efforts related to our business strategy of increasing the size of our loan portfolio.

Our provisions for loan losses were Ch$25,655 in 2004 compared to Ch$32,611 million in 2003, a decrease of 21.3% due to an improvement in the quality of our portfolio and to improvements in the Chilean economy. Total charge-offs increased by 9.4% in 2004, representing 85.5% of provisions for loan losses charged to income during the period. As of December 31, 2004, our allowances for loan losses as a percentage of total loans was 1.7%, compared to 2.1% as of December 31, 2003. In our management’s judgment, our allowances for loan losses as of December 31, 2004 were adequate to cover any known or probable losses in the loan portfolio.

The following table sets forth certain information relating to our allowances for loan losses as of December 31, 2003 and 2004:

	As of December 31,				% Change from Prior Year
	2003		2004		2004
	(in millions of constant Ch$ as of December 31, 2004 except for percentages)
Total loans	Ch$	2,144,926	Ch$	2,443,649	13.9%
Substandard loans		44,379		66,077	48.9
Risk index (unconsolidated)(1)		1.59%		1.58%	(0.6)
Allowances for loan losses		45,308		41,611	(8.2)
Allowances for loan losses as a percentage of total loans		2.1%		1.7%	(19.0)
Allowances for loan losses as a percentage of past due loans		170.8%		211.8%	24.0
Allowances for loan losses as a percentage of substandard loans		102.1%		63.0%	(38.3)%

(1)	Does not include our factoring and leasing operations. Unconsolidated figures are prepared for purposes of certain filings with the Chilean Superintendency of Banks. Unless otherwise indicated, risk index ratios contained in this annual report are presented on a consolidated basis.

Fees and income from services (net)

Our fees and income from services (net) decreased 16.3% from Ch$22,535 million in 2003 to Ch$18,854 million in 2004, due primarily to a 14.6% decrease in fees and other services income from Ch$25,804 million in 2003 to Ch$22,047 million in 2004. This decrease was due to loss of fees from the termination of a contract with the Instituto de Normalización Previsional (INP), under which we collected fees for the administration of accounts for retirees in the Chilean social security system, as well as the increase in interest rates which caused a reduction in the number of refinancings and in the related fee income. We intend to increase our commission and fee income as part of our growth strategy.

The decrease in our fees and other services income was partially offset by a 2.3% decrease in fees and other services expenses from Ch$3,269 million in 2003 to Ch$3,193 million in 2004 due to the termination of the INP contract.

Other operating income (net)

The following table sets forth certain components of our other operating income (net) for 2003 and 2004:

	For the Year Ended December 31,				% Change from Prior Year
	2003		2004		2004
	(in millions of constant Ch$ as of December 31, 2004 except for percentages)
Trading activities (net)	Ch$	11,513	Ch$	10,170	(11.7)%
Foreign exchange transactions (net)		9,763		1,263	(87.1)
Other operating income and expenses (net)		(2,127)		(4,760)	123.8

Total other operating income (net)	Ch$	19,149	Ch$	6,673	(65.2)%

Our total other operating income (net) decreased to Ch$ 6,673 million in 2004 compared to Ch$ 19,149 million in 2003. This 65.2% decrease was primarily the result of a change in foreign exchange transactions from a gain in 2003 of Ch$9,763 million to a smaller gain of Ch$1,263 million in 2004. The gain in 2004 primarily resulted from gains from our foreign currency contracts due to the appreciation of the peso against the dollar for the period. According to the guidelines of the Chilean Superintendency of Banks, these gains or losses are not considered income or expense, but are treated as gains or losses from foreign exchange transactions and, accordingly, registered in a different line item of the income statement.

The overall decrease in total other operating income (net) was also due in part to an 11.7% decrease in trading activities (net) in 2004 compared to 2003. In 2003, there was a greater amount of trading activities as a result of lower interest rates.

Operating expenses

The following table sets forth the principal components of our operating expenses for the years ended 2003 and 2004:

	For Year Period Ended December 31,				% Change from Prior Year
	2003		2004		2004
	(in millions of constant Ch$ as of December 31, 2004 except for percentages)
Personnel salaries and expenses	Ch$	31,400	Ch$	33,173	5.6%
Administrative and other expenses		19,269		15,883	(17.6)
Depreciation and amortization		5,354		4,782	(10.7)

Total operating expenses	Ch$	56,023	Ch$	53,838	(3.9)%

Our total operating expenses were Ch$53,838 million in 2004 compared to Ch$56,023 million in 2003, a decrease of 3.9%. This decrease was mainly the result of a decrease of 17.6 % in administrative and other expenses and a decrease of 10.7% in depreciation and amortization, partially offset by a 5.6% increase in personnel salaries and expenses.

Administrative and other expenses were Ch$15,883 million in 2004 compared to Ch$19,269 million in 2003, a decrease of 17.6%. The drop was partially due to a reclassification whereby sales force expenses were moved to “other expense (net)”. In addition, technology expenses and other administrative expenses were reduced in 2004. Administrative and other expenses includes payments to our affiliate CorpGroup Interhold S.A. made pursuant to our service agreement dated July 6, 2001, which expires in July 2006. Under this agreement, we are obligated to pay fees amounting to approximately UF6,000 per month.

Depreciation and amortization expenses were Ch$4,782 million in 2004 compared to Ch$5,354 million in 2003, a decrease of 10.7%. This decrease was due primarily to a decrease in the depreciation of bank premises and amortization of part of the goodwill related to our acquisition of the consumer division of Corfinsa.

Our efficiency ratio (operating expenses as a percentage of operating revenue which is the aggregate of net interest revenue, fees and income from services (net) and other operating income (net)), which was 40.1% during 2003, improved to 39.2% during 2004.

Loss from price-level restatement (net)

Substantially all of our assets and liabilities are monetary. Chilean GAAP requires that non-monetary assets and liabilities (in our case, primarily bank premises and equipment and shareholders’ equity) be restated in constant pesos of purchasing power at the most recent balance sheet date. Gains arise when the restatements as a result of inflation made to fixed assets exceed such restatements to shareholders’ equity. Losses arise when such restatements to fixed assets are less than such restatements to shareholders’ equity.

The increase in our net loss from price-level restatement from Ch$2,294 million in 2003 to Ch$6,453 million in 2004 was attributable to the increase in shareholders’ equity from Ch$347,496 million as of December 31, 2003 to Ch$376,693 million as of December 31, 2004 and to higher inflation during 2004.

Income taxes

Our income taxes were a net tax liability of Ch$6,512 million in 2004, compared to a net tax liability of Ch$2,127 million in 2003. This increase was as a result of the recognition of tax liabilities following the full utilization of a tax loss carryforward in June of 2004.

Pursuant to an accounting standard issued by the Colegio Contadores de Chile A.G., or Chilean Association of Accountants, which took effect January 1, 2000, we began recognizing the consolidated tax effects generated by the temporary differences between the financial book values and tax values of assets and liabilities. At the same date, the previously unrecorded net deferred tax was completely offset against a net “complementary” account, and amortized over the estimated reversal periods corresponding to the underlying temporary differences as of January 1, 2000. The effect of the transitional provisions established in this accounting standard and the effect of reversing timing differences related to unrecorded deferred income taxes, which were unrecorded as of the date of application, have been effectively neutralized. The principal reason for the discrepancy between net financial income and the low to negative tax rates reflected in our results relates to the fact that although we have been able to utilize our tax loss carryforwards to reduce or completely offset taxable income payable in those years, the reversal of the related deferred tax assets, which normally results in tax expense for the period, has been offset by the amortization of the complementary deferred tax liabilities established.

Results of Operations for the Years Ended December 31, 2002 and 2003

The following table sets forth the principal components of our net income for the years 2002 and 2003:

	For the Year Ended December 31,				% Change from Prior Year
	2002		2003		2003
	(in millions of constant Ch$ as of December 31, 2004 except for percentages)
Components of net income:
Net interest revenue	Ch$	102,310	Ch$	97,991	(4.2)%
Provisions for loan losses		(23,739)		(26,179)	10.3
Fees and income from services (net)		20,372		22,535	10.6
Other operating income (net)		10,797		19,149	77.3
Other income and expenses (net)		(18,895)		(1,675)	(91.1)
Operating expenses		(54,645)		(56,023)	2.5
Loss from price-level restatement (net)		(2,092)		(2,294)	9.7

Income before income taxes		34,108		53,504	56.9

Income taxes		1,543		(2,127)	(237.8)

Voluntary reserves		1,146		—	(100.0)

Net income	Ch$	36,797	Ch$	51,377	39.6%

Net interest revenue

The following table sets forth the elements of our net interest revenue for the years 2002 and 2003:

	For the Year Ended December 31,				% Change from Prior Year
	2002		2003		2003
	(in millions of constant Ch$ as of December 31, 2004 except for percentages)
Interest revenue(1)	Ch$	186,546	Ch$	159,302	(14.6)%
Interest expense		(84,236)		(61,311)	(27.2)

Net interest revenue	Ch$	102,310	Ch$	97,991	(4.2)%

(1)	Interest revenue includes commissions earned on mortgage instrument operations.

Our net interest revenue was Ch$ 97,991 million in 2003 compared to Ch$ 102,310 million in 2002, a decrease of 4.2%. Our interest revenue was Ch$ 159,302 million in 2003 compared to Ch$186,546 million in 2002, a decrease of 14.6%. Our interest expense was Ch$ 61,311 million in 2003 compared to Ch$ 84,236 million in 2002 a decrease of 27.2%. During 2003, we continued to benefit from declining interest rates due to the fact that our interest-bearing liabilities reprice more frequently than our interest-earning assets resulting in the 27.2% decline in our interest expense compared to a 14.6% decline in our interest revenue. The 4.2% reduction in net interest revenue largely resulted from a 300 basis point (30.9%) decrease in the average nominal interest rate earned on our interest-earning assets, which was partially offset by a 23.5% increase in average interest-earning assets. The average nominal interest rate earned was 6.7% in 2003 compared to 9.7% during 2002. The average nominal rate paid was 3.4% in 2003 compared to 5.4% in 2002. The decrease in net interest revenue was also attributable to the lower inflationary environment in 2003 compared to 2002, which reduced the balance of our UF-denominated assets which generally increase during periods of high inflation.

The following table sets forth information as to key elements of our interest revenue for the years 2002 and 2003:

	For the Year Ended December 31,				% Change from Prior Year
	2002		2003		2003
	(in millions of constant Ch$ as of December 31, 2004 except for percentages)
Interest revenue	Ch$	186,546	Ch$	159,302	(14.6)%
Average interest-earning assets:
Loans(1)		1,568,214		1,932,713	23.2
Financial investments		305,533		343,435	12.4
Interbank deposits		39,720		86,826	118.6

Total average interest-earning assets	Ch$	1,913,467	Ch$	2,362,974	23.5%

(1)	Includes commercial loans, mortgage loans, contingent loans and past due loans.

Our total average interest-earning assets were Ch$2,362,974 million in 2003 compared to Ch$1,913,467 million in 2002, an increase of 23.5%. This increase was the result of an increase from Ch$1,177,543 million to Ch$1,379.073 million in the size of our commercial loan portfolio, as well as percentage increases in our mortgage, consumer and contingent loan operations. Our contingent loan portfolio consists mainly of guarantees and letters of credit relating to foreign trade finance.

The following table sets forth information as to key elements of our interest expense for the years 2002 and 2003:

	For the Year Ended December 31,				% Change from Prior Year
	2002		2003		2003
	(in millions of constant Ch$ as of December 31, 2004 except for percentages)
Interest expense	Ch$	84,236	Ch$	61,311	(27.2)%
Average interest-bearing liabilities:
Savings accounts		16,919		15,326	(9.4)
Time deposits		1,095,202		1,197,320	9.3
Central Bank borrowings		4,787		4,538	(5.2)
Repurchase agreements		43,627		54,395	24.7
Mortgage finance bonds		201,869		240,372	19.1
Other interest-bearing liabilities		200,367		274,741	37.1

Total average interest-bearing liabilities	Ch$	1,562,771	Ch$	1,786,692	14.3%

Our interest expense was Ch$61,311 million in 2003 compared to Ch$84,236 million in 2002, a decrease of 27.2%. This decrease was mainly the result of a 200 basis point (37.0%) decrease in the average nominal interest rate paid on interest-bearing liabilities, which reflected lower interest rates in 2003 compared to 2002. This decrease in interest expense was partially offset by a 14.3% increase in average interest-bearing liabilities.

Given our strong capital base, we have been able to grow our loan portfolio without relying exclusively on our interest-bearing liabilities. As we increase the size of our loan portfolio, we will continue to seek to lower our cost of funding through expanding our retail deposit base.

Net interest margin (net interest revenue divided by average interest-earning assets) for 2003 was 4.1%, as compared to 5.3% for 2002. This decrease resulted mainly from (i) the decrease of 23.6% (from Ch$419,562 million in 2002 to Ch$343,155 million in 2003) in the difference, or gap, between our UF-denominated assets and

UF-denominated liabilities, caused by a decreased rate of inflation in 2003 as compared to 2002, as well as (ii) a decrease in the net revenues caused by to the gap in our U.S. dollar-denominated asset position caused by the strengthening of the peso against the dollar in 2003 as compared to 2002. Because our peso-denominated liabilities have relatively short repricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous month’s inflation, customers often switch funds from peso-denominated deposits to more expensive UF-denominated deposits, thereby adversely affecting our net interest margin.

Provisions for loan losses

As discussed under “—Critical Accounting Policies and Estimates—Allowance for Loan Losses,” our global loan loss historically were calculated on the basis of our risk index. Our risk index (consolidated) improved from 1.76% as of December 31, 2002 to 1.51% as of December 31, 2003. Our charge-offs were Ch$20,048 million in 2003 compared to Ch$21,373 million in 2002. Information regarding the risk index (consolidated) for the Chilean financial system as a whole is not available. However, on an unconsolidated basis (which does not take into account our leasing and factoring activities), our risk index as of December 31, 2003 was 1.59%, compared with the 1.82% average for the Chilean financial system as of October 31, 2003. Our unconsolidated risk index as of December 31, 2002 was 1.86%, compared to 1.90% for the Chilean financial system as of October 31, 2002. The Chilean Superintendency of Banks publishes the risk index (unconsolidated) for the financial system three times a year in February, June and October.

We recorded consolidated net loan growth of 21.2% in 2003 compared to 2002. This increase was attributable to our continuing efforts related to our business strategy of increasing the size of our loan portfolio.

Our provisions for loan losses were Ch$32,611 million in 2003 compared to Ch$31,333 million in 2002, an increase of 4.1%. This was the result of an increase of 21.2% in our consolidated loan portfolio, which was partially offset by an improvement in our consolidated risk index from 1.76% as of December 31, 2002 to 1.51% as of December 31, 2003. Total charge-offs decreased by 6.2% in 2003, representing 61.5% of provisions for loan losses charged to income during the period. As of December 31, 2003, our allowances for loan losses as a percentage of total loans was 2.1%, compared to 2.2% as of December 31, 2002. In our management’s judgment, our allowances for loan losses as of December 31, 2003 were adequate to cover any known or probable losses in the loan portfolio.

The following table sets forth certain information relating to our allowances for loan losses as of December 31, 2002 and 2003:

	As of December 31,				% Change from Prior Year
	2002		2003		2003
	(in millions of constant Ch$ as of December 31, 2043 except for percentages)
Total loans	Ch$	1,769,821	Ch$	2,144,926	21.2%
Substandard loans		47,915		44,378	(7.4)
Risk index (consolidated)		1.76%		1.51%	(14.2)
Risk index (unconsolidated)(1)		1.86%		1.59%	(14.5)
Allowances based on consolidated risk index		31,149		32,388	4.0
Minimum allowances required		39,249		45,308	15.4
Allowances for loan losses		39,249		45,308	15.4
Allowances for loan losses as a percentage of total loans		2.2%		2.1%	(4.5)
Allowances for loan losses as a percentage of past due loans		134.1%		170.8%	27.4
Allowances for loan losses as a percentage of substandard loans		81.9%		102.1%	24.7%

(1)	Does not include our factoring and leasing operations. Unconsolidated figures are prepared for purposes of certain filings with the Chilean Superintendency of Banks. Unless otherwise indicated, risk index ratios contained in this annual report are presented on a consolidated basis.

Fees and income from services (net)

Our fees and income from services (net) increased 10.6% from Ch$20,372 million in 2002 to Ch$22,535 million in 2003, due primarily to a 12.3% increase in fees and other services income from Ch$22,969 million in

2002 to Ch$25,804 million in 2003. This increase is consistent with our strategy of enhancing commissions and fee income as a percentage of our total revenues. The increase in commissions and fee income was due to an overall increase in activity in our fee and commission generating lines of business.

The increase in our fees and other services income was partially offset by a 25.8% increase in fees and other services expenses from Ch$2,597 million in 2002 to Ch$3,269 million in 2003. This increase in fees and other services expenses was primarily due to increased operations in most of our fee and commission generating operations, including charges payable to Redbanc S.A. in connection with ATM usage by our customers and brokerage commissions payable in connection with our sale of mortgage notes to fund our mortgage loan portfolio.

Other operating income (net)

The following table sets forth certain components of our other operating income (net) for 2002 and 2003:

	For the Year Ended December 31,				% Change from Prior Year
	2002		2003		2003
	(in millions of constant Ch$ as of December 31, 2004 except for percentages)
Trading activities (net)	Ch$	14,643	Ch$	11,513	(21.4)%
Foreign exchange transactions (net)		(1,883)		9,763	618.5
Other operating income and expenses (net)		(1,963)		(2,127)	8.3

Total other operating income (net)	Ch$	10,797	Ch$	19,149	77.3%

Our total other operating income (net) increased to Ch$19,149 million in 2003 compared to Ch$10,797 million in 2002. This 77.3% increase was primarily the result of a change in foreign exchange transactions from a loss in 2002 of Ch$1,883 million to a gain of Ch$9,763 million in 2003. The gain in 2003 primarily resulted from gains from our foreign currency forward contracts due to the appreciation of the peso against the dollar for the period. According to the guidelines of the Chilean Superintendency of Banks, these gains or losses are not considered income or expense, but are treated as gains or losses from foreign exchange transactions and, accordingly, registered in a different line item of the income statement. We believe that this accounting practice distorts net interest income and foreign exchange transaction gains, especially in periods of high exchange rate volatility.

The improvement in total other operating income (net) was partially offset by a 21.4% decrease in trading activities (net) in 2003 compared to 2002. In 2002, there was a greater amount of trading activities as a result of the significant decrease in interest rates.

Other income and expense (net)

We had other income (net) of Ch$4,757 million in 2003 compared to other expense (net) of Ch$11,304 million in 2002. This increase was primarily the result of the acceleration of the amortization in 2002 of goodwill arising from our acquisition of Financiera Condell S.A., which had been fully amortized by the end of 2002. We accelerated this amortization due to the fact that the profitability of the acquired assets exceeded our expectations at the time of the acquisition.

Operating expenses

The following table sets forth the principal components of our operating expenses for the years ended 2002 and 2003:

	For Year Period Ended December 31,				% Change from Prior Year
	2002		2003		2003
	(in millions of constant Ch$ as of December 31, 2003 except for percentages)
Personnel salaries and expenses	Ch$	30,352	Ch$	31,400	3.4%
Administrative and other expenses		18,570		19,269	3.7
Depreciation and amortization		5,723		5,354	(6.4)

Total operating expenses	Ch$	54,645	Ch$	56,023	2.5%

Our total operating expenses were Ch$56,023 million in 2003 compared to Ch$54,645 million in 2002, an increase of 2.5%. This increase was mainly the result of an increase of 3.7% in administrative and other expenses and an increase of 3.4% in personnel salaries and expenses, partially offset by a 6.4% decrease in expenses relating to depreciation and amortization.

Administrative and other expenses were Ch$19,269 million in 2003 compared to Ch$18,570 million in 2002, an increase of 3.7%. Administrative and other expenses includes payments to our affiliate CorpGroup Interhold S.A. made pursuant to our service agreement dated July 6, 2001, which expires in July 2006. Under this agreement, we are obligated to pay fees amounting to approximately UF6,000 per month.

Depreciation and amortization expenses decreased in 6.4% in 2003 due primarily to a decrease in the depreciation of bank premises and amortization of part of the goodwill related to the Consumer Division of Corfinsa which is classified in this caption.

Our efficiency ratio (operating expenses as a percentage of operating revenue which is the aggregate of net interest revenue, fees and income from services (net) and other operating income (net), which was 40.9% during 2002, improved to 40.1% during 2003.

Loss from price-level restatement (net)

Substantially all of our assets and liabilities are monetary. Chilean GAAP requires that non-monetary assets and liabilities (in our case, primarily bank premises and equipment and shareholders’ equity) be restated to express them in constant pesos of purchasing power at the most recent balance sheet date. Gains arise when the restatements as a result of inflation made to fixed assets exceed such restatements to shareholders’ equity. Losses arise when such restatements to fixed assets are less than such restatements to shareholders’ equity.

The increase in our net loss from price-level restatement from Ch$2,092 million in 2002 to Ch$2,294 million in 2003 was attributable to the increase in shareholders’ equity from Ch$314,530 million as of December 31, 2002 to Ch$347,496 million as of December 31, 2003.

Income taxes

Our income taxes were a net tax liability of Ch$2,127 million in 2003, compared to a net tax benefit of Ch$1,544 million in 2002. In each period our tax expenses reflected the application of tax loss carryforwards.

Pursuant to an accounting standard issued by the Colegio Contadores de Chile A.G., or Chilean Association of Accountants, which took effect January 1, 2000, we began recognizing the consolidated tax effects generated by the temporary differences between the financial book values and tax values of assets and liabilities. At the same date, the previously unrecorded net deferred tax was completely offset against a net “complementary” account, and amortized over the estimated reversal periods corresponding to the underlying temporary differences as of January 1, 2000. The effect of the transitional provisions established in this accounting standard and the effect of reversing timing differences related to unrecorded deferred income taxes, which were unrecorded as of the date of application, have been effectively neutralized. The principal reason for the discrepancy between net financial income and the low to negative tax rates reflected in our results relates to the fact that although we have been able to utilize our tax loss carryforwards to reduce or completely offset taxable income payable in those years, the reversal of the related deferred tax assets, which normally result in tax expense for the period, has been offset by the amortization of the complementary deferred tax liabilities established.

Our tax liability for 2003 represents a provision for deferred taxes attributable to gains in 2003 in our net foreign currency position and, in particular, the related taxable gains under our foreign currency forward contracts as of December 31, 2003, assuming that such contracts expired on that date. While we were able to offset our taxable income against our loss carryforward to partially reduce taxable income, we were not able to offset our deferred tax assets against deferred tax liabilities in that period. The tax liability represents only a provision, given that the contracts have not expired.

Chilean and U.S. GAAP Reconciliation

Net income under Chilean GAAP in each of the years ended December 31, 2003 and 2004 was Ch$51,377 million and Ch$50,767 million, respectively. Under U.S. GAAP the corresponding amounts were Ch$56,411 million and Ch$58,448 million, respectively. Reconciliations between the Chilean GAAP and U.S. GAAP amounts, together with detailed explanations of the accounting differences, are included in note 27 to our financial statements.

The principal differences between Chilean and U.S. GAAP, which affected net income, were as follows:

a. Income taxes

Effective January 1, 1999, and in accordance with a newly published accounting standard under Chilean GAAP, we were required to record deferred tax assets and liabilities based on the liability method, with deferred tax assets and liabilities established for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities at enacted tax rates expected to be in effect when such amounts would be realized. As a transitional provision to reduce the impact of adoption of this standard, we were permitted to record a contra (“complementary”) asset or liability as of the date of implementation of the new accounting standard, January 1, 1999, related to the recording of deferred income taxes related to prior years. These complementary assets and liabilities are to be recognized in income in the estimated period of their reversal.

Under SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), income taxes are recognized using the asset and liability method in a manner similar to Chilean GAAP. The effects of recording deferred income taxes related to certain adjustments to U.S. GAAP and the elimination of the complementary assets and liabilities and their respective amortization are included in the reconciliation of consolidated net income and shareholders’ equity. Additional disclosures required under SFAS 109 are provided on Note 27 2b.

b. Investment Securities

Under Chilean GAAP, we classify our investments in debt and equity securities as “trading” or “permanent”. Financial investments with a secondary market are stated at fair market value with unrealized gains and losses included in a separate component of shareholders’ equity for those classified as permanent and with realized gains and losses included in other operating results for trading investments. All other financial investments are carried at acquisition cost plus accrued interest and UF indexation adjustments. Investment securities maintained by our subsidiaries are carried at the lower of price-level restated cost or market value.

Under U.S. GAAP, according to SFAS N°115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), debt and equity securities are required to be classified in accordance with the Bank’s intent and ability to hold the securities, as follows:

•	debt securities for which we have the affirmative intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost;

•	debt and marketable equity securities that are bought and held by us, principally for the purpose of selling them in the near term, are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings;

•	debt and marketable equity securities not classified as either held–to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity.

Based upon these criteria, we have determined that under U.S. GAAP, our investments should be classified as “available-for-sale”. Under Chilean GAAP, the unrealized holding gains (losses) related to investments classified as permanent have been included in equity, which does not differ from the treatment “available-for-sale” under U.S. GAAP.

The effect of recording the market value adjustment for investments stated at the lower of price-level restated cost or market value, consistent with our valuation criteria, and the reclassification of market value adjustment to the investment portfolio defined as “trading” from net income to shareholders’ equity is included in the reconciliation of consolidated net income and shareholders’ equity.

c. Business combination

During the year ended December 31, 1998, the Bank acquired the consumer credit division of Corfinsa and Financiera Condell S.A.

Under Chilean GAAP, goodwill represents the difference between the purchase price and the book value of the net assets acquired (book value of the acquired assets minus the book value of the assumed liabilities) and is amortized on a straight-line basis over the period estimated to be benefited. The estimated period to be benefited is determined based on the type and diversity of the business, its location and the markets in which it operates and cannot exceed twenty years. The amortization period was defined in accordance with instructions from the Superintendency of Banks and is ten years for all goodwill except for certain loan losses that were recorded as goodwill for Chilean GAAP in accordance with instructions from the Superintendency of Banks which are amortized over six years.

Under U.S. GAAP, these transactions would have been accounted for as business combinations in accordance with Accounting Principles Board Opinion No. 16, “Business Combinations” (“APB 16”) as purchases. Under APB 16 the assets acquired and the liabilities assumed would have been adjusted to estimated fair value and intangible assets, including goodwill, would have been recorded. These adjustments to fair value and the related intangible assets would have been amortized over the estimated life of the acquired loans and/or deposit relationships in accordance with APB 16 and Accounting Principles Board Opinion No. 17, “Intangible Assets.” This amortization period averaged approximately three years. Accordingly, as of December 31, 2001 the adjustments to fair value the acquired assets and assumed liabilities and the intangibles assets, including goodwill, for U.S. GAAP purposes were fully amortized. Therefore, the net book value for these amounts was zero at December 31, 2001.

d. Mandatory dividend

As required by Chile’s General Banking Law, unless otherwise decided by a two-thirds vote of the issued and subscribed shares, the Bank must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, or a higher legally binding commitment (above the aforementioned 30%), should such commitment exist, or unless and except to the extent the Bank has unabsorbed prior year losses. We have adopted a dividend policy which consists of distributing 50% of the net income of each year and retaining the remaining 50% in “Other reserves.”

Under U.S. GAAP, dividends are accrued when declared and in the amount specified by appropriate approval or statutory regulation. Since the payment of the dividend out of each year’s net income is a legal requirement in Chile, an accrual would have been made for U.S. GAAP purposes to recognize the dividend obligation under Chilean law.

B. LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

Our liquidity depends upon our (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities and other financial institutions. To cover any liquidity shortfalls and to augment our liquidity position, we have established lines of credit with foreign and domestic banks and also have access to Central Bank borrowings.

The following table sets forth our contractual obligations by time remaining to maturity, as of December 31, 2004, including accrued interest:

Contractual Obligations	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 6 years		Due after 6 years		Total
Time and other obligations(1)	Ch$	1,591,051	Ch$	5,211	Ch$	238	Ch$	1,811	Ch$	1,598,311
Mortgage finance bonds		26,233		45,322		72,189		176,395		320,139
Bonds		5,608		9,989		12,349		18,344		46,290
Chilean Central Bank Borrowings:
Credit lines for renegotiations of loans		1		1		2		—		4
Other Chilean Central Bank borrowings		26,104		—		—		—		26,104
Borrowings from domestic financial institutions		18,132		—		—		—		18,132
Investments sold under agreements to repurchase		80,779		—		—		—		80,779
Foreign borrowings		217,623		4,199		—		—		221,822
Other borrowings		4,370		3,187		3,854		1,635		13,046
Operating leases		1,536		2,421		1,631		216		5,804

(1)	Excludes demand accounts, savings accounts and contingent liabilities.

While we are continuing to use all available sources of funding as we believe appropriate, we are continuing to place special emphasis on increasing deposits from retail customers. These deposits consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us. In addition, to the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished. Another important source of funding is our mortgage loans and mortgage finance bonds. Additionally, in April 2005 we issued UF 8,000,000 in bonds in order to decrease our UF gap and increase the duration of our liabilities. See “—Deposits and Other Borrowings.”

Capital

We currently have shareholders’ equity in excess of that required by all Chilean regulatory requirements. According to the General Banking Law, a bank should have an effective equity of at least 8% of its risk-weighted assets, net of required reserves, and paid-in capital and reserves (capital básico, or Net Capital Base) of at least 3% of its total assets, net of required reserves. For these purposes, the effective equity of a bank is the sum of (a) the bank’s Net Capital Base, (b) subordinated bonds issued by the bank valued at their placement price up to 50% of its Net Capital Base; provided that the value of the bonds shall decrease 20% for each year that lapses during the period commencing six years prior to their maturity and (c) loan loss allowances in an amount up to 1.25% of the bank’s risk-weighted assets. The calculation of the effective equity does not include the capital contributions made to subsidiaries of the bank. Amendments to the capital markets law, which became effective as of June 30, 2002, resulted in changes in the calculation of each bank’s regulatory capital. The amendments require the calculation of capital contributions to be made on a consolidated basis rather than on an unconsolidated basis. For purposes of weighing the risk of a bank’s assets, the General Banking Law categorizes assets based on the nature of the issuer, the availability of funds, the nature of the assets and the existence of collateral securing such assets.

The following table shows our actual effective equity versus the minimum effective equity required by law:

	As of December 31
	2002(1)		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Minimum effective equity required	Ch$	277,656	Ch$	296,119	Ch$	325,629
Effective equity	Ch$	318,974	Ch$	335,150	Ch$	372,015

Excess over minimum required equity	Ch$	41,318	Ch$	39,031	Ch$	46,386

(1)	Prior to June 30, 2002, the effective equity and the minimum effective equity were calculated on an unconsolidated basis.

Reserves

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$13,854 million or U.S.$24.7 million as of December 31, 2004). However, a bank may begin operations with 50.0% of such amount, provided that it has a total capital ratio (defined as effective equity as a percentage of risk-weighted assets) of not less than 12.0%. When a bank’s paid-in capital reaches UF600,000 (Ch$10,390 million or U.S.$18.6 million as of December 31, 2004) the total capital ratio required is reduced to 10.0%.

The following table sets forth our minimum capital requirements set by the Chilean Superintendency of Banks as of the dates indicated. See note 14 to our financial statements for a description of the minimum capital requirements.

	As of December 31
	2002(1)		2003		2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Net capital base	Ch$	277,656	Ch$	296,119	Ch$	325,629
3% of total qualifying assets		(69,139)		(85,652)		(96,180)

Excess over minimum required equity	Ch$	208,517	Ch$	210,467	Ch$	229,449

Net capital base as a percentage of the total assets (net) of provisions		12.1%		10.4%		10.2%
Effective equity	Ch$	318,974	Ch$	335,150	Ch$	372,015
8% of the risk-weighted assets		(152,413)		(181,403)		(204,952)

Excess over minimum required equity	Ch$	166,561	Ch$	153,747	Ch$	167,063

Effective equity as a percentage of the risk weighted assets		16.7%		14.8%		14.5%

(1)	Prior to June 30, 2002, the effective equity and the minimum effective equity were calculated on an unconsolidated basis.

Financial Investments

The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2002, 2003 and 2004. Financial investments which have a secondary market (as defined by the Chilean Superintendency of Banks) are carried at market value. All other financial investments are carried at acquisition cost, plus accrued interest and indexation readjustments, as applicable. Under Chilean GAAP, investments held for trading must be marked-to-market.

	As of December 31,
	2002		2003		2004
	(in millions of constant Ch$ of December 31, 2004)
Central Bank and Government Securities
Marketable debt securities(1)	Ch$	33,005	Ch$	78,194	Ch$	88,736
Investments under agreements to repurchase(2)		—		29,280		9,889
Investments purchased under agreements to resell		16,081		18,364		19,889

Subtotal		49,086		125,838		118,514

Corporate securities
Marketable securities(1)		186,817		237,636		268,214
Investments under agreements to repurchase(2)		43,762		32,788		66,368
Investments purchased under agreements to resell (3)		—		—		4,376
Other investments		3,516		2,858		3,713

Subtotal		234,095		273,282		342,671

Time deposits in Chilean institutions		786		72,692		68,224

Total	Ch$	283,967	Ch$	471,812	Ch$	529,409

(1)	Including market value adjustment.
(2)	Under Chilean GAAP, investment securities that are sold subject to repurchase agreements are reclassified from their investment category to “investments under agreements to repurchase.”
(3)	Under Chilean GAAP, investment securities received under reverse repurchase agreements are classified in the investment category.

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments as of December 31, 2004:

	Within one year		Weighted Average Nominal Rate	After one year but within five years		Weighted Average Nominal Rate	After five year but within ten years		Weighted Average Nominal Rate	After ten years		Weighted Average Nominal Rate	Total
	(In millions of constant Ch$ as of December 31, 2004, except for percentages)
Central Bank and government securities
Marketable debt securities (1)	Ch$	44,042	2.6%	Ch$	42,660	2.6%	Ch$	2,034	3.6%	Ch$	—	—	Ch$	88,736
Investments under agreements to repurchase		3,843	2.4%		5,958	2.3%		88	2.5%		—	—		9,889
Investments purchased under agreements to resell		19,889	3.5%		—	—		—	—		—	—		19,889

Subtotal		67,774	2.9%		48,618	2.6%		2,122	3.6%		—	—		118,514

Corporate securities
Marketable securities (1)		23,964	4.9%		106,658	4.8%		114,705	5.3%		22,887	4.8%		268,214
Investments under agreements to repurchase (2)		24,550	3.4%		20,596	3.9%		19,374	4.1%		1,848	4.0%		66,368
Investments purchased under agreements to resell (3)		4,376	4.5%		—	—		—	—		—	—		4,376
Other investments		3,713	1.7%		—	—		—	—		—	—		3,713

Subtotal		56,603	4.0%		127,254	4.7%		134,079	5.1%		24,735	4.7%		342,671

Time deposits in Chilean institutions		68,224	3.3%		—	—		—	—		—			68,224

Total	Ch$	192,601	3.4%	Ch$	175,872	4.1%	Ch$	136,201	5.1%	Ch$	24,735	4.7%	Ch$	529,409

(1)	Including market value adjustment.
(2)	Under Chilean GAAP, investment securities that are sold subject to repurchase agreements are reclassified from their investment category to “investments under agreements to repurchase.”
(3)	Under Chilean GAAP, investment securities that are purchased under agreements to resell are reclassified from “investments under agreements to repurchase” to their investment category.

Unused Sources of Liquidity

As of December 31, 2004, we had approximately Ch$224,491 million available in credit lines from financial institutions.

Working Capital

The majority of our funding is derived from deposits and other borrowings from the public. In our opinion, our working capital is sufficient for our present needs.

Liquidity Management

We seek to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated.

Our general policy is to maintain sufficient liquidity to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our working capital needs. As part of this policy, we have developed an internal liquidity model which we refer to as the indicador de liquidez interna (internal liquidity indicator, or ILI). The purpose of the ILI model is to evaluate our funding capacity assuming a hypothetical scenario of illiquidity. Our Financial Risk Department applies the ILI model on a daily basis with respect to hypothetical funding needs over the following 10-day time horizon. In addition, our Financial Risk Department applies the ILI model each month with respect to hypothetical funding needs over the following 6 to 12 months. In addition, our Financial Risk Department regularly monitors the availability of lines of credit from a variety of sources, including insurance companies, AFP and banks. We have also placed limitations on the concentration of liabilities in order to help ensure the diversification of our liabilities. As of December 31, 2004, the application of IIL indicated that our ratio of revenues to expenses in the hypothetical scenario was 4.42 to one.

The minimum amount of liquidity is determined by the reserve requirements set by the Central Bank. These reserve requirements are currently 9.0% of demand deposits and 3.6% of time deposits. We are currently in compliance with these requirements. The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits, to implement monetary policy. In addition, we are subject to a technical requirement applicable to Chilean banks pursuant to which we must hold a certain amount of assets in cash or in highly liquid instruments, if the aggregate amount of the following liabilities exceeds 2.5 times the amount of our capital and reserves:

•	deposits in checking accounts;

•	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

•	other deposits unconditionally payable immediately or within a term of less than 30 days; and

•	time deposits payable within ten days.

Chilean regulations also require that gaps between assets and liabilities maturing within 30 days not exceed a bank’s Net Capital Base and that gaps between assets and liabilities maturing within 90 days not exceed twice a bank’s equity. As of December 31, 2004, the ratio of our gap between 30-day or less liabilities and assets to capital and reserves was 0.57. As of December 31, 2004, the ratio of our gap between 90-day or less liabilities and assets to our capital and reserves was 0.77.

We employ additional methods in order to minimize liquidity risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

In April, 2005 we issued UF8,000,000 (approximately U.S.$250 million) of bonds in the domestic market with the goal of using the proceeds to reduce our UF gap between assets and liabilities, improve our liquidity and reduce funding costs.

Cash Flow

The tables below set forth our main sources of cash. Our subsidiaries are not an important source of cash flow for us and therefore, have no impact on our ability to meet our cash obligations. No legal or economic restrictions exist on the ability of our subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations in the Chilean Corporations Law regarding loans to related parties and minimum dividend payments.

	For the year ended December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Net cash provided by operating activities	Ch$	96,382	Ch$	78,645	Ch$	95,635

Our net cash provided by operating activities increased by Ch$16,990 million, or 21.6%, from 2003 to 2004, due primarily to an increased tax provision (local regulations establish that income tax must be paid in April of the succeeding year, so the payment was not an effective expenditure realized on 2004), the decrease of the loss on sale of assets received in payment, price level restatement and net change interest, indexation of adjustment and commissions accrued on assets and liabilities.

Our net cash provided by operating activities decreased by Ch$17,737 million, or 18.4%, from 2002 to 2003, due primarily to a decrease in our net interest revenue and an increase in our operating expenses which were offset by a net gain from trading activities.

	For the year ended December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Net cash used in investing activities	Ch$	290,923	Ch$	615,576	Ch$	381,956

Our net cash used in investing activities decreased by 38.0% from Ch$615,576 million in 2003 to Ch$381,956 million in 2004. This decrease resulted primarily from the lower amount invested in financial investments and the smaller growth in our loan portfolio in 2004 compared to 2003.

Our net cash used in investing activities increased by 111.6% from 2002 to 2003.

	For the year ended December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Net cash provided by financing activities	Ch$	227,021	Ch$	509,574	Ch$	328,006

Our net cash provided by financing activities decreased by Ch$181,568 million, or 35.6%, from 2003 to 2004. This decrease was primarily the result of a decrease in our redemption of mortgage notes from Ch$326,666 million to Ch$135,277 million, offset by a decrease in our issuance of mortgage notes as a source of financing from Ch$419,054 million to Ch$173,981 million. We also had a decrease in deposits and borrowings as a source of funding from Ch$314,597 million in 2003 to Ch$207,396 million in 2004.

Our net cash provided by financing activities increased by Ch$282,553 million, or 124.4%, from 2002 to 2003, primarily from significant increases in our liabilities in 2003, made possible by the increase in our capital base relating to our equity capital-raising transaction in the fourth quarter of 2002.

Deposits and Other Borrowings

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2002, 2003 and 2004, in each case together with the related average nominal interest rates paid thereon.

	Year ended December 31,
	2002					2003					2004
	Average Balance		Interest paid		Average Nominal Rate	Average Balance		Interest Paid		Average Nominal Rate	Average Balance		Interest Paid		Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Interest-bearing liabilities:
Savings accounts	Ch$	16,919	Ch$	687	4.1%	Ch$	15,326	Ch$	224	1.5%	Ch$	13,348	Ch$	373	2.8%
Time deposits		1,095,202		50,193	4.6		1,197,320		32,781	2.7		1,454,741		35,719	2.5
Central Bank borrowings		4,787		196	4.1		4,538		101	2.2		5,412		95	1.8
Repurchase agreements		43,627		1,971	4.5		54,395		1,827	3.4		90,522		8,948	9.9
Mortgage finance bonds		201,869		19,080	9.5		240,372		16,443	6.8		310,429		24,749	8.0
Other interest-bearing liabilities		200,367		12,109	6.0		274,741		9,935	3.6		267,391		9,010	3.4

Subtotal interest-bearing liabilities		1,562,771		84,236	5.4%		1,786,692		61,311	3.4%		2,141,843		78,894	3.7%

Non-interest bearing liabilities:
Non-interest bearing deposits		215,676					221,470					226,137
Contingent liabilities		123,256					173,183					182,785
Other non-interest bearing liabilities		691,432					696,063					542,283
Shareholders’ equity		202,467					336,501					361,470

Subtotal non-interest bearing liabilities		1,232,831					1,427,217					1,312,675

Total	Ch$	2,795,602	Ch$	84,236		Ch$	3,213,909	Ch$	61,311		Ch$	3,454,518	Ch$	78,894

Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy. Our most important source of funding is our time deposits. Time deposits represented 67% of our average interest-bearing liabilities in the year ended December 31, 2004. We are continuing to place special emphasis on increasing deposits from retail customers, which consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us. To the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of mortgage finance bonds in Chile’s domestic capital markets. Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Capital Expenditures

The following table reflects capital expenditures for the years ended December 31, 2002, 2003 and 2004:

	For the Year Ended December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Land and buildings	Ch$	1,536	Ch$	—	Ch$	73
Machinery and equipment		581		247		82
Furniture and fixtures		605		1,861		1,547
Other		57		2,618		636

Total	Ch$	2,779	Ch$	4,726	Ch$	2,338

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not currently conduct any significant research and development activities.

D. TREND INFORMATION

According to the Chilean National Institute of Statistics, the Chilean economy grew more than expected in 2004, expanding by 6.1%, as compared to 3.7% for 2003. The growth in 2004 appears to be consistent with the growing levels of economic expansion that Chile has experienced since 2000.

The Chilean National Institute of Statistics reports that inflation in Chile was 1.4% for the first five months of 2005, slightly higher than the 1.1% for the first five months of 2004. This appears to be part of a continuing trend of moderating inflation levels. Our net interest revenue is positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest revenue is negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets.

The Central Bank increased its benchmark interest rate in March 2005 to 2.75%. Our operating revenues depend significantly on our net interest revenue. In 2002, 2003 and 2004, net interest revenue represented 76.6%, 70.2% and 81.4% of our operating revenues, respectively. Changes in market interest rates may affect the interest rates earned on our interest-earning assets and the interest rates paid on our interest-bearing liabilities which may result in a further reduction in our net interest revenue.

Consolidation, which can result in the creation of larger and stronger competitors, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate and increasing our costs of operation.

In addition, we expect to continue to face competition from non-banking financial entities such as department stores, leasing, factoring and automobile finance companies, mutual funds, pension funds and insurance companies.

E. OFF-BALANCE SHEET ARRANGEMENTS

We are party to transactions with off-balance-sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements. These transactions include commitments to extend credit not otherwise accounted for as contingent loans. These commitments include such items as overdraft and credit card lines of credit.

Such commitments are agreements to lend to a customer at a future date, subject to the customer’s compliance with contractual terms. Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these commitments is Ch$133,268 million as of December 31, 2004.

We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding commitments do not represent an unusual credit risk.

In terms of outstanding exposure to credit risk, the true measure of risk from derivative transactions is the marked-to-market value of the contracts at a point in time (i.e., the cost to replace the contract at the current market rates should the counterparty default prior to the settlement). For most derivative transactions, the notional principal amount does not change hands; it is simply an amount that is used as a reference upon which to calculate payments. As of December 31, 2004, the foreign exchange exposure as determined based on the marked-to-market value or notional amount of our foreign exchange forwards was a loss of Ch$1,782 million.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In addition to the scheduled maturities of our contractual obligations which is included under “—Liquidity and Capital Resources—Sources of Liquidity,” as of December 31, 2004, we also had other commercial commitments, which are scheduled to mature, as follows:

Other Commercial Commitments	Due within 1 year		Due after 1 but within 3 years		Due after 3 years but within 6 years		Due after 6 years		Total
	(in millions of constant Ch$ as of December 31, 2004)
Letters of credit	Ch$	26,928	Ch$	193	Ch$	—	Ch$	—	Ch$	27,121
Guarantees		109,533		31,092		446		7		141,078
Other commercial commitments		9,926		18,642		—		—		28,568

Total other commercial commitments	Ch$	146,387	Ch$	49,927	Ch$	446	Ch$	7	Ch$	196,767

We expect most of these commitments and guarantees to expire unused.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Our management is vested in our Board of Directors, which, in accordance with our bylaws, consists of 11 directors and one alternate who are elected at annual shareholders’ meetings. Members of the Board of Directors are elected for three-year terms. Our current members of the Board of Directors were elected February 20, 2004 and their term expires in February 2007. Cumulative voting is permitted for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If any member of the Board of Directors resigns before his or her term has ended, then at the next annual ordinary shareholders’ meeting all members of the Board of Directors must be re-elected. Our executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the Board of Directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the Board of Directors, by one or more directors with the prior approval of the Chairman of the Board of Directors, or by six directors.

Our current directors are as follows:

Directors	Position
Carlos Abumohor Touma	Chairman and Director
Alvaro Saieh Bendeck	First Vice Chairman and Director
Jorge Andrés Saieh Guzmán	Second Vice Chairman and Director
Jorge Selume Zaror	Director
Julio Barriga Silva	Director
René Cortázar Sanz	Director
Odde Rishmague Rishmague	Director
Hernán Somerville Senn	Director
Fernando Aguad Dagach	Director
Francisco Rosende Ramírez	Director
Carlos Massad Abud	Director
Juan Rafael Gutiérrez Avila	Alternate Director

Carlos Abumohor Touma became a Director and Chairman of our Board of Directors on June 18, 1996. He has also been director and Chairman of the Board of Banco Osorno. He is an investor in financial institutions and sits on the board of directors of several major Chilean companies.

Alvaro Saieh Bendeck became a Director and First Vice Chairman of our Board of Directors on June 18, 1996. He has also been Chief Executive Officer and then First Vice Chairman of Banco Osorno. He is currently

Chairman of Consorcio Periodístico de Chile S.A. and Corp Group Holding S.A. In addition, Mr. Saieh is a director of the Santiago Stock Exchange and adviser to Sociedad de Fomento Fabril. He is a commercial engineer and graduate from Universidad de Chile. He obtained a Ph.D. in Economics from the University of Chicago.

Jorge Andrés Saieh Guzmán became a Director and Second Vice Chairman of our Board of Directors on August 25, 1998. He is also Vice Chairman of the board of Consorcio Periodístico de Chile S.A., Corp Group Interhold S.A. and Asociación Nacional de Prensa. In addition, Mr. Saieh is a member of the board of Corpbanca Venezuela and Chairman of the board of Corp Group Inmobiliaria S.A. He has also been Vice Chairman of the board of AFP Protección and a member of the board of AFP Provida. He is a commercial engineer and graduate from Universidad Gabriela Mistral. He holds a Masters in Economics and a Masters in Business Administration from the University of Chicago.

Jorge Selume Zaror became a Director on May 23, 2001. He was a director of the board of Banco Osorno, a director of the government budget office of Chile and Chief Executive Officer of Corpbanca between 1996 and 2001. He is a member of the board of Universidad Nacional Andrés Bello and Chairman of the board of Corpbanca Venezuela. He is a commercial engineer and graduate from Universidad de Chile. He holds a Masters in Economics from the University of Chicago.

Julio Barriga Silva became a Director on April 29, 1997. Previously, he was the Chairman of Banco Santiago and Chief Executive Officer of BancoEstado. He is an agricultural engineer and agricultural economist and graduate from Universidad de Chile.

René Cortázar Sanz became a Director on May 23, 2001. He was Minister of Labor and Social Security of Chile from 1990 through 1994 and Executive Director of Televisión Nacional de Chile from 1995 through 2000. Today he is the Chairman of CIEPLAN and a member of the board of Icare, Gener S.A. and Entel S.A. He is a commercial engineer and graduate from Universidad Católica de Chile. He received a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT).

Odde Rishmague Rishmague became a Director on June 18, 1996. He is an investor in financial institutions. He has been a member of the board of Banco Osorno and AFP Protección.

Hernán Somerville Senn became a Director on April 29, 1997. He was Coordinating Director of Foreign Debt of the Central Bank from June 1983 through December 1988. He is currently a director of Enersis, Cristalerías de Chile and Viña Santa Rita, among others. He is also currently the Chairman of the Association of Banks and Financial Institutions. He is a lawyer and graduate from Universidad de Chile.

Fernando Aguad Dagach became a Director on June 18, 1996. He is an investor in financial institutions. He has been a director of Interbank Perú, Banco Osorno and Canal de Televisión La Red.

Francisco Rosende Ramírez became a Director on April 29, 1997 as alternate and in May 23, 2001 as Director. He was Chief of the Research Department and Research Management of the Central Bank of Chile from 1985 through 1990. Since 1995 he has been the Dean of the University of Economics and Administration of the Pontificia Universidad Católica de Chile. He has been a member of the Antitrust Resolution Committee since 1999. He is a commercial engineer and graduate from Universidad de Chile. He holds a Masters in Economics from the University of Chicago.

Carlos Massad Abud became a Director on February 20, 2004. He graduated from the Universidad de Chile and completed his graduate training at the University of Chicago. He has served as professor at the Faculty of Economics of the Universidad de Chile, and Director of the Institute of Economic Research and of the Graduate School of the same university. In 1964 he was appointed Vice President of the Central Bank of Chile, and he became President of the Central Bank in 1967. In 1970 he became an Executive Director of the International Monetary Fund. In 1974, Mr. Massad joined the United Nations’ Economic Commission on Latin America and the Caribbean (ECLAC) as an adviser, eventually serving as Deputy Executive Secretary. In early 1994, Mr. Massad was appointed Minister of Health in the first cabinet of President Eduardo Frei Ruiz-Tagle. In September 1996 he became President of the Central Bank and served in that capacity until April 2003.

Juan Rafael GutiérrezAvila became an Alternate Director on April 29, 1997. He is a CPA and was a director of Banco Osorno and AFP Providia from April 1998 through July 1999. Currently his work relates to real estate and financial activities.

Executive Officers

Our executive officers are as follows:

Executive Officer	Position	Age
Christian Samsing Stambuk	Chief Executive Officer	46
Osvaldo Barrientos Valenzuela	Division Manager – Retail Banking	37
Marcelo Achondo Larenas	Division Manager – Commercial Banking	49
Christian Schiessler García	Division Manager – International and Treasury	49
Enrique Martínez Figueroa	Division Manager – Products	44
Cristián Canales Palacios	Division Manager – Legal Services	39
Julio Henríquez Banto	Comptroller	38
Hernán Santamaría Torres	Division Manager – Logistics	57
Armando Ariño Joiro	Division Manager – Information Technology	39
Camilo Morales Riquelme	Division Manager – Planning and Development Control	47
María Olivia Brito Bahamonde	Division Manager – Human Resources	38
Carlos Aracena Mellado	Division Manager – Distribution Channels	40

Christian Samsing Stambuk has served as our Chief Executive Officer since May 2003. Mr. Samsing served as Sub General Manager from January 2003 to April 2003, as the Risk Division Manager of the bank from 1996 to 2003 and from 1982 to 1992, he served in several positions including Commercial Manager and Deputy General Manager of Bank Boston Chile, a branch of Bank Boston. From 1992 to 1996 he served as Deputy General Manager of American Express Bank Ltda, a Chilean branch of American Express. Mr. Samsing received an undergraduate degree in Commercial Engineering from Pontificia Universidad Católica.

Osvaldo Barrientos Valenzuela has served as Division Manager of Retail Banking since December 2004. Mr. Barrientos served as Payment Media Manager of Banco Santander Santiago from 1994 to 2004. From 1992 to 1994 he served as Product Manager in Banco Edwards. Mr. Barrientos received an undergraduate degree in Civil Engineering from Universidad de Chile.

Marcelo Achondo Larenas has served as Division Manager of Commercial Banking since April 2003. From 1996 to February 2003, Mr. Achondo served as our Large Corporations Banking Division Manager. He held similar positions in Banco Osorno from March 1994 to May 1996. Mr. Achondo received an undergraduate degree in Commercial Engineering from Universidad de Chile.

Christian Schiessler García has served as Division Manager of International and Treasury since May 1996. He held similar positions in Banco Osorno from January 1995 to May 1996 and Banco de A. Edwards from September 1986 to February 1994. Mr. Schiessler received an undergraduate degree in Commercial Engineering from Universidad Federico Santa María. He also received a Masters in Business Administration from the Waterhead School of Management, Case Western Reserve University.

Enrique Martínez Figueroa has served as our Division Manager of Products since June 2004. From January 2003 to May 2004, Mr. Martínez held a management position in our liabilities management and internet areas. From May 1997 to January 2003, he served as an executive vice president in Planning and Development, among other executive vice president positions, at Corp Banca Venezuela. From January 1984 to April 1997, he held a number of positions at Citibank (Chile). Mr. Martínez received undergraduate degrees in Commercial Engineering and Business Administration from Universidad Santiago de Chile.

Cristián Canales Palacios has served as Division Manager of Legal Services since April 2003. Mr. Canales served as our Legal Services Manager from 2002 to February 2003 and as Senior Attorney from 1996 to 2001. From 1989 to 1996 he served as Attorney of Banco Osorno. Mr. Canales received a law degree from Universidad de Chile.

Julio Henríquez Banto has served as Comptroller since June 2004. Mr. Henríquez served as Division Manager of Products from September 2000 to May 2004. Mr. Henríquez served as our Personal and Lower Income (Bancondell) Banking Division Manager from 1996 to August 2000. From 1993 to 1996 he served as Personal and Lower Income Banking Division Assistant Manager of Banco Osorno. Mr. Henríquez received an undergraduate degree in Commercial Engineering from Universidad de Santiago. He also received a Masters in Business Administration from Universidad Adolfo Ibañez.

Hernán Santamaría Torres has served as Division Manager of Logistics since 2001. From 1991 to 2001 he served as consultant for Latin American financial institutions of Coinfin (Colombia). Mr. Santamaria received an undergraduate degree in Business Administration from Universidad Autónoma del Caribe in Colombia.

Armando Ariño Joiro has served as Division Manager of Information Technology since November 2000. From 1995 to 2000 he served as Information Technology Senior Consultant of Coinfin (Colombia) and from 1993 to 1995 as Information Technology Manager of Finasol (Colombia). Mr. Ariño received an undergraduate degree in Information Technology Civil Engineering with a specialization in Banking from Universidad INCCA in Colombia.

Camilo Morales Riquelme has served as our Division Manager of Planning and Development Control since January 2002. He held similar positions in AFP Provida (Chile) from 1998 to 2001 and in Banco Bhif from 1995 to 1998. Mr. Morales worked in the Chilean Superintendency of Banks from 1981 to 1989. Mr. Morales received an undergraduate degree in Commercial Engineering from Universidad de Chile. He also received a Masters degree in Economics from the University of Minnesota and performed Ph.D. studies at the same university.

María Olivia Brito Bahamonde has served as Division Manager of Human Resources since January 2002. Mrs. Brito served as Planning Manager in 2001 and as Expenses Control Manager from 1999 to 2000. She served as Management Control Assistant Manager from 1996 to 1999. Mrs. Brito received an undergraduate degree in Commercial Engineering from Universidad Gabriela Mistral.

Carlos Aracena Mellado has served as Division Manager of Distribution Channels since December 2004. Mr. Aracena served as General Manager of CorpGroup’s collection company Instacob from April 2004 to December 2004. From 2000 to 2004, he worked as Commercial Evaluation Manager in Corpbanca and from 1996 to 2000 he served as Branches Assistant Manager of our Personal and Lower Income (Bancondell) Banking Division.

B. COMPENSATION

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our individual directors or officers. For the year ended December 31, 2004, we did not pay any fees to our directors and no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers. We engaged in transactions with companies controlled by certain of our directors under the applicable requirements of the Chilean Companies Law. In 2004, we paid our senior management an aggregate of Ch$1,320 million. Chilean law does not require us to have a compensation committee.

At the Ordinary Shareholders’ Meetings held on February 21, 2005, February 20, 2004 and February 25, 2003, we agreed not to pay remuneration to the members of our Board of Directors, although we customarily compensate the members of our Director’s Committee and Audit Committee, who earned fees of Ch$148 million in 2004 and Ch$14 million in 2003.

C. BOARD PRACTICES

The Directors Committee

The Directors Committee is comprised of the following three members of the Board of Directors: Messrs. Carlos Massad Abud, René Cortázar Sanz and Francisco Rosende Ramírez. The Directors Committee’s primary responsibility is to support the Board of Directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the external auditors and the Internal Audit Department. The Directors Committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response to the observations. In addition, the Directors Committee is responsible for reviewing our monthly results prior to the presentation of this information to the full Board of Directors. The external auditors are recommended by the Directors Committee to our Board of Directors and appointed by our shareholders at the annual shareholders’ meeting. Members of the Director’s Committee receive a monthly remuneration.

The Audit Committee

In May 2003, the Chilean Superintendency of Banks adopted a resolution requiring that, from January 2004, all Chilean banks establish an Audit Committee composed of two or more members, two of whom must be directors appointed by the Board of Directors. Our Audit Committee is comprised of Messrs. Hernán Somerville Senn (Chairman), Carlos Massad Abud, René Cortázar Sanz and Francisco Rosende Ramirez. The main duties of the Audit Committee are to review the efficiency of internal control systems, to ensure compliance with laws and regulations and to have a clear understanding of the risks involved in the bank’s business. The Chilean Superintendency of Banks recommends that at least one of the members of the Audit Committee, who must also be a member of the Board of Directors, be experienced with respect to the accounting procedures and financial aspects of banking operations. The members of the Audit Committee appointed by the Board of Directors must be independent according to the criteria set by the Board of Directors. In furtherance of the independence of the Audit Committee, our Board of Directors has determined that Audit Committee members should not, for the last three years, have held positions as principal executive officers of the bank, have performed professional services for the bank, have commercial commitments with the bank or with any of its affiliates or related persons, or have relations with other entities related to the bank from which they have received material payments. Moreover, they may not accept any payment or other compensatory fee from the bank, other than in their capacity as members of the Audit Committee or of other committees.

According to the May 2003 resolution, the duties of the Audit Committee are:

•	proposing external auditors to the Board of Directors or the Directors Committee;

•	proposing rating agencies to the Board of Directors or the Directors Committee;

•	reviewing audits and internal reports;

•	coordinating with internal and external auditors;

•	reviewing annual and interim financial statements and informing the Board of Directors of the results of such reviews;

•	reviewing the reports, procedures and extent of the work of external auditors;

•	reviewing the procedures and content of reports from external risk evaluators;

•	discussing the effectiveness and reliability of internal control procedures;

•	reviewing the performance of information systems, their sufficiency, reliability and use in decision making;

•	discussing the observance of internal regulations related to compliance with laws and regulations;

•	reviewing and deliberating on issues related to conflicts of interests;

•	investigating suspected fraudulent activities;

•	reviewing the inspection reports, instructions and presentations from the Chilean Superintendency of Banks;

•	reviewing compliance with the annual program of internal auditing; and

•	informing the Board of Directors of any change in accounting principles and its effects.

Other duties of the Audit Committee include, as needed:

•	reviewing procedures to detect money-laundering;

•	asking internal auditors to perform specific tasks;

•	making recommendations on specific tasks to external auditors; and

•	intervening in any other situation where intervention is warranted in the committee’s discretion.

According to the Chilean Superintendency of Banks, the Audit Committee must have a charter that establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The Chilean Superintendency of Banks requires the Audit Committee to meet at least every four months and to provide an annual written report to the Board of Directors informing it of its activities. The report must also be presented to the annual shareholders’ meeting. Our Board of Directors has resolved that the Audit Committee must meet at least once per month.

Comparative Summary of Differences In Corporate Governance Standards

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange, “foreign private issuers” are required to provide a summary of the significant ways in which their corporate governance practices differ from those corporate governance standards required of U.S. companies by the New York Stock Exchange. As a Chilean bank, our corporate governance standards are governed by our by-laws, the General Banking Law, the Chilean Corporations Law, the Ley de Mercado de Valores No. 18,045, or the Securities Market Law, and the regulations issued by the Chilean Superintendency of Banks.

NYSE Corporate Governance Standards	Corpbanca Practices Pursuant to Chilean Practice
Listed companies must have a majority of independent directors and independence test.	Under Chilean law there is no requirement that the Board of Directors have a majority of independent directors. Under Chilean law, directors elected by a group or class of shareholders have the same duties to the company and to the shareholders as do the remaining directors, and all transactions with the company in which a director has an interest, either personally (which includes the director’s spouse and certain relatives) or as a representative of a third party, require the prior approval by the Board of Directors and must be entered into on market terms and conditions. Such transactions must be reviewed by the Directors Committee and disclosed at the subsequent shareholders’ meeting.

Non-management directors must meet at regularly scheduled executive sessions without management.	Chilean Law establishes that our executive officers may not serve as directors and therefore, all of our directors are non-management. Our Board of Directors meet regularly on a monthly basis.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The committee must have a written charter addressing the committee’s purpose and responsibilities, which must include: identifying, and selecting or recommending, qualified individuals to serve as board members; developing and recommending corporate governance guidelines; and overseeing the evaluation of the board and management.	Under Chilean law we are not required to have, and do not have, a nominating/corporate governance committee. Under Chilean law, the only committee that is required is the audit committee.

NYSE Corporate Governance Standards	Corpbanca Practices Pursuant to Chilean Practice
Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a written charter addressing an annual performance evaluation of the committee and addressing the committee’s purpose and responsibilities, which must include: (i) determining and approving the CEO’s compensation level based on an evaluation of the CEO’s performance in light of relevant corporate goals and objectives; (ii) making recommendations with respect to non-CEO executive officer compensation; and (iii) producing a committee report on executive officer compensation.	Under Chilean law we are not required to have a compensating committee. Our Board of Directors establishes the compensation of our Chief Executive Officer and does a performance evaluation. The Directors Committee establishes the compensation program of executive officers.

Shareholders must have the opportunity to vote on all equity-compensation plans and material revisions thereto, subject to limited exemptions.	Our compensation policies do not provide for equity compensation plans.

Listed companies must adopt and disclose corporate governance guidelines. The guidelines must address: (i) director qualification standards; (ii) director responsibilities; (iii) director access to management; (iv) director compensation; (v) director orientation and continuing education; (vi) management succession; and (vii) annual performance evaluation of the board.	Under Chilean law we are not required to adopt or disclose our corporate governance guidelines. We follow corporate governance guidelines established by Chilean laws which include, among others: (i) active participation of directors in main committees of the bank, (ii) the requirement that all employees must sign and be knowledgeable of our code of ethics, (iii) a separation of functions – the commercial segment of the bank is separated from the back office and risk segments, main credit decisions are taken in committee, (iv) monthly review by the audit committee of internal audit reports and (v) the appointment of an officer who overseas compliance with the code of ethics.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose waivers thereof for directors or executive officers.	We have a code of business and ethics conduct which drives business and ethic conduct of our Chief Executive Officer, chief financial officer and every employee of the bank. This code must be signed by every employee of the bank and is published in our intranet; it is included as an exhibit in this annual report.

D. EMPLOYEES

As of December 31, 2004, on a consolidated basis we had 1,963 employees, 1,833 of whom were bank employees and 130 of whom were employees of our subsidiaries. Approximately 52.0 % of our employees were unionized as of that date. All management positions are held by non-unionized employees. We believe that we have good relationships with our employees and the unions to which some of our employees belong.

During each of the years ended December 31, 2001, 2002 and 2003 we had 1,810, 1,759 and 1,871 employees, respectively, on a consolidated basis.

E. SHARE OWNERSHIP

Alvaro Saieh Bendeck, our First Vice Chairman and a member of our Board of Directors, controls Corp Group Banking S.A. and Saga. These holding companies beneficially own approximately 49.53% and 7.95% of our outstanding shares, respectively. Carlos Abumohor Touma, Chairman of our Board of Directors, together with members of his family, indirectly beneficially owns approximately 8.50% of our shares. Odde Rishmague Rishmague indirectly beneficially owns approximately 1.89% of our outstanding shares and Fernando Aguad Dagach indirectly and directly beneficially owns approximately 5.79% of our outstanding shares. In addition, Jorge Selume Zaror indirectly and directly owns approximately 3.48% of our outstanding shares. Other than as stated above, no director or officer owns more than 1.0% of our outstanding common stock.

Our directors and senior managers do not have different or preferential voting rights with respect to those shares they own.

We do not have any arrangements for issuing capital to our employees, including any arrangements that involve the issue or grant of options of our shares or securities.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Our only outstanding voting securities are our common stock. We had 226,909,290,577 shares of common stock outstanding as of June 15, 2005.

The following table sets forth information with respect to the record and beneficial ownership of our capital stock as of June 15, 2005 with respect to each shareholder known to us to own more than 5.0% of the outstanding common stock and all directors and executive officers as a group:

Stockholder	Number of shares	Percentage of total share capital
Corp Group Banking S.A.(1)(4)	112,385,207,591	49.53%
Compañía Inmobiliaria y de Inversiones Saga S.A.(2)(4)	18,032,162,741	7.95%
Public	96,491,920,245	42.52%
Officers and Directors, as a group(3)	128,857,474,842	56.79%

(1)	As of June 15, 2005, Corp Group Financial Chile B.V., or CGFC, indirectly owned 100% of the outstanding capital stock of Corp Group Banking S.A., or CGB. CGFC is controlled by Alvaro Saieh Bendeck, who indirectly owns a majority of its voting stock. Accordingly, beneficial ownership of CGB’s shares are attributed to Alvaro Saieh Bendeck, and Mr. Saieh Bendeck thereby also indirectly controls Corpbanca. As set forth in footnote (2) below, Alvaro Saieh Bendeck also indirectly beneficially owns an additional 7.95% of the shares of Corpbanca through Saga.
(2)	Saga is indirectly controlled by Alvaro Saieh Bendeck. Accordingly, beneficial ownership of Saga’s shares is attributed to Alvaro Saieh Bendeck.
(3)	Includes shares owned by (i) Alvaro Saieh Bendeck and shares owned by Saga, which is controlled by Alvaro Saieh Bendeck, (ii) shares indirectly owned by Carlos Abumohor Touma and (iii) the other directors mentioned in “Item 6. Directors, Senior Management and Employees—E. Share Ownership” above. Does not include all of the shares attributed to Alvaro Saieh Bendeck pursuant to his control of Corp Group Banking S.A., as described in footnote (1) above. Carlos Abumohor Touma indirectly beneficially owns approximately 8.50% of the shares of Corpbanca through (i) his indirect ownership of shares of CGFC, (ii) through an investment vehicle which he controls and (iii) together with members of his family.
(4)	Alvaro Saieh Bendeck is deemed to have beneficial ownership of these shares.

On November 21, 2003, Corp Group Banking S.A completed the offering and sale of 5,287,726 American Depositary Shares, or ADSs, representing an aggregate of 26,438,630,000 shares of our common stock, or 5,000 shares per ADS, in a transaction under the exemptions from the registration requirements of the Securities Act pursuant to Rule 144A and Regulation S thereunder. Concurrently with the ADS offering, Corp Group Banking S.A. completed a public offering and sale of 26,438,637,013 shares of our common stock in Chile. As of June 15, 2005, there were approximately 136 record holders of our ADRs in the United States.

B. RELATED PARTY TRANSACTIONS

General

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. The Chilean Corporations Law requires that our transactions with related parties be on a market basis or on similar terms to those customarily prevailing in the market. We are required to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate this provision are liable for losses resulting from such violations. Under the General Banking Law, transactions between a bank and its affiliates are subject to certain additional restrictions.

In addition, under the Chilean Corporations Law, a company may not enter into a transaction in which one or more of its directors has a direct or indirect interest unless (i) such transaction has received the prior approval of the company’s board of directors and (ii) the terms of such transaction are consistent with the terms of transactions of a similar type prevailing in the market. If it is not possible to reach such a judgment, the board may appoint two independent evaluators. The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board to call a shareholders’ meeting to resolve the matter, with the agreement of two-thirds of the issued voting shares required for approval. For purposes of this regulation, the law considers that the amount of a proposed transaction is material if (1) it exceeds 1% of the company’s net worth (provided that it also exceeds UF 2,000) or (2) it exceeds UF 20,000.

All resolutions approving such transactions must be reported to the company’s shareholders at the next annual shareholders’ meeting. Violations of this provision may result in administrative, criminal or civil liability to the corporation, the shareholders and/or third parties who suffer losses as a result of such violation. We believe that we have complied with the applicable requirements of the Chilean Corporations Law in all transactions with related parties and affirm that we will continue to comply with such requirements.

As of December 31, 2004, 2003 and 2002, loans to related parties totaled Ch$53,395 million, Ch$56,384 million and Ch$23,855 million, respectively. As of December 31, 2004, 2003 and 2002, balances relating to transactions with related parties, other than loans, for amounts in excess of UF1,000 totaled Ch$26 million, Ch$328 million and Ch$159 million, respectively. See note 16 to our financial statements for a more detailed accounting of transactions with related parties.

Loans to Related Parties

At December 31, 2004 and 2003, loans to related parties are as follows:

	As of December 31,
	2003				2004
	Loans		Collateral Pledged (1)		Loans		Collateral Pledged (1)
	(in millions of nominal Ch$ as of December 31, 2004)
Operating companies	Ch$	50,731	Ch$	18,615	Ch$	47,743	Ch$	10,821
Investment companies(2)		5,425		—		5,416		—
Individuals(3)		228		228		236		235

Total	Ch$	56,384	Ch$	18,843	Ch$	53,395	Ch$	11,056

(1)	Includes only those guarantees that are admitted by Article 84 of the General Banking Law for purposes of establishing the individual credit limits defined by the Law. The guarantees are valued in accordance with the Superintendency’s instructions.
(2)	Includes companies whose purpose is to hold shares in other companies.
(3)	Includes debt obligations that are equal to or greater than UF3,000, equivalent to MCh$52 as of December 31, 2004.

Other Transactions with Related Parties

During 2002, 2003 and 2004, we had the following income (expenses) from services provided to (by) related parties for amounts in excess of UF1,000:

	Year ended December 31,
Company	2002 Income (expenses)	2003 Income (expenses)	2004 Income (expenses)
	(in millions of nominal Ch$ as of December 31, 2004)
Evaluadora de Antecedentes S.A.	(3,128)	(4,375)	(3,118)
Recaudaciones y Cobranzas S.A.	(1,542)	(1,397)	(1,357)
Corp Group Interhold S.A.	(1,163)	(1,251)	(1,249)
Nexus S.A.	(877)	(845)	(931)
Fundación Corpgroup Centro Cultural	—	—	(780)
Proveedora de Servicios S.A.	(750)	(785)	(760)
Transbank S.A.	(924)	(707)	(712)
Redbanc.	(487)	(396)	(351)
Inmobiliaria e Inversiones San Francisco Ltda.	—	—	(143)
Asesorías Santa Josefina Ltda.	(135)	(137)	(136)
Promoservice S.A.	—	(305)	(125)
Sociedad Nacional de Minería	(51)	(48)	(48)
Inmobiliaria e Inversiones Boquiñeni Ltda.	—	(72)	(36)
Corp Legal S.A.	—	(46)	(3)
Servicios y Consultoría S.A.	—	—	(3)
Consorcio Periodístico de Chile S.A.	—	(71)	—
Agencia de Comunicación Digital Mínimo Común Múltiplo Ltda.	(5)	—	—
Consultoría y Asesorías Ecco S.A.	(204)	—	—
Compañía de Seguros Vida Corp S.A.	529	1,039	395

These transactions were carried out on terms normally prevailing in the market at the date of the transaction.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. Financial Statements.”

Legal Proceedings

We are not involved in any litigation or arbitration proceedings that we believe are reasonably likely to have a material adverse effect on us or our operations. We are involved in collections proceedings initiated by us in the normal course of business and certain proceedings against us in the ordinary course of our retail banking business as a consequence of alleged operational errors.

In a letter to Administradora General de Fondos, dated February 18, 2004, the Chilean Superintendency of Securities and Insurance, as part of a review, requested information relating to certain trades, solicitations of investments and redemptions made by Administradora General de Fondos relating to certain investors in funds managed by Administradora General de Fondos. Administradora General de Fondos exchanged correspondence with the Chilean Superintendency of Securities and Insurance in an effort to respond to various requests for information. The inquiry resulted in fines for the former general manager of Administradora General de Fondos, and a former member of the board of directors, and in a desist order, instructing a current member of our board of directors, to desist from engaging in activities in violation of the rules of the Chilean Superintendency of Securities and Insurance. No other executives or former executives of Administradora General de Fondos were fined or received desist orders.

Dividend Policy

Under the Chilean Corporations Law, as defined herein, Chilean companies are generally required to distribute at least 30% of their earnings (calculated in accordance with Chilean GAAP) as dividends, but a bank is permitted to distribute less than 30% of its earnings, and may distribute no dividends at all, in any given year if the holders of at least two thirds of the bank’s outstanding common stock so determine. The balance of our distributable net income is generally retained for use in our business (including for the maintenance of any required legal reserves). Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends.

In the case that dividends are paid, holders of ADSs will be entitled to receive dividends to the same extent as the owners of shares of common stock. Dividends received by holders of ADSs will, absent changes in Chilean exchange controls or other laws, be converted into U.S. dollars and distributed net of currency exchange expenses and fees of the depositary and will be subject to Chilean withholding tax, currently imposed at the rate of 35.0% (which may be subject to credits in certain cases).

B. SIGNIFICANT CHANGES

There have been no significant changes since December 31, 2004 that would materially affect our financial statements.

ITEM 9. OFFER AND LISTING DETAILS

A. OFFER AND LISTING DETAILS

Price History

The table below shows, for the periods indicated, high and low closing prices (in nominal pesos) of the shares of our common stock on the Santiago Stock Exchange.

	Santiago Stock Exchange		New York Stock Exchange
	Common Stock		ADSs
	High	Low	High		Low
	(Ch$ per share (1))		(U.S.$ per ADS(2))
Annual Price History
2002	2.12	1.96	—		—
2003	3.51	2.04	—		—
2004	3.38	2.80	—		—
Quarterly Price History
2003 1st Quarter	2.20	2.04	—		—
2003 2nd Quarter	2.82	2.17	—		—
2003 3rd Quarter	3.00	2.58	—		—
2003 4th Quarter	3.51	2.73	—		—
2004 1st Quarter	3.27	2.97	—		—
2004 2nd Quarter	3.16	2.80	—		—
2004 3rd Quarter	3.34	3.02	—		—
2004 4th Quarter	3.38	3.10	28.75	(4)	26.40	(4)
2005 1st Quarter	3.21	3.03	28.70		25.70
2005 2nd Quarter(3)	3.10	2.90	26.85		24.80
Monthly Price History
December 2004	3.25	3.10	28.75		26.40
January 2005	3.21	3.03	28.70		25.95
February 2005	3.14	3.03	27.35		26.25
March 2005	3.18	3.03	27.30		25.70
April 2005	3.08	2.96	26.85		25.61
May 2005	3.07	2.90	26.35		24.80
June 2005(3)	3.10	2.97	26.29		25.15

Sources: Santiago Stock Exchange Official Quotation Bulletin; NYSE.

(1)	Pesos per share reflect nominal price at trade date.
(2)	Price per ADS in U.S.$: one ADS represents 5,000 shares of common stock.
(3)	Through June 15, 2005.
(4)	From November 1, 2004 to December 31, 2004.

No trading suspensions relating to our common stock have occurred.

The table below shows, for the periods indicated, the average daily trading volume for our common stock on the Santiago Stock Exchange.

	Santiago Stock Exchange Common Stock Volume (Ch$)	New York Stock Exchange ADSs Volume (U.S.$)
Annual Average Daily Trading Volume
2002	5,058,533,209	—
2003	1,070,206,571	—
2004	958,306,569	8,484	(1)
Quarterly Average Daily Trading Volume
2003 1st Quarter	147,054,138	—
2003 2nd Quarter	292,042,246	—
2003 3rd Quarter	248,034,949	—
2003 4th Quarter	3,556,639,508	—
2004 1st Quarter	1,615,048,861	—
2004 2nd Quarter	757,719,797	—
2004 3rd Quarter	686,577,290	—
2004 4th Quarter	759,399,840	8,484	(1)
2005 1st Quarter	1,046,116,897	22,829
2005 2nd Quarter (2)	758,756,350	15,021
Monthly Average Daily Trading Volume
December 2004	1,194,246,461	7,409
January 2005	807,368,057	23,050
February 2005	1,583,805,433	19,615
March 2005	785,205,758	25,430
April 2005	567,623,009	7,177
May 2005	1,024,611,082	26,595
June 2005(2)	611,408,259	12,264

Sources: Santiago Stock Exchange Official Quotation Bulletin; NYSE.

(1)	From November 1, 2004 to December 31, 2004.
(2)	Through June 15, 2005.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Shares of our common stock are traded on the Santiago Stock Exchange under the symbol “CORPBANCA.” Our ADSs have been listed since November 1, 2005 on the New York Stock Exchange under the symbol “BCA.”

D. SELLING SHAREHOLDER

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF INCORPORATION

Set forth below is material information concerning our share capital and a brief summary of the significant provisions of our estatutos, as defined below, and Chilean law. This description contains material information concerning the shares, but does not purport to be complete and is qualified in its entirety by reference to our estatutos, the General Banking Law, the Chilean Corporations Law and the Ley de Mercado de Valores, or the Chilean Securities Market Law, each referred to below.

General

Shareholder rights in a Chilean bank that is also an open-stock (public) corporation are governed by the corporation’s estatutos, which effectively serve the purpose of both the articles or certificate of incorporation and the bylaws of a company incorporated in the United States, by the General Banking Law and secondarily, to the extent not inconsistent with the latter, by the provisions of Chilean Corporations Law applicable to publicly traded corporations except for certain provisions which are expressly excluded. Article 137 of the Chilean Corporations Law provides that all provisions of the Chilean Corporations Law take precedence over any contrary provision in a corporation’s estatutos. Both the Chilean Corporations Law and our estatutos provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such are to be brought in Chile in arbitration proceedings, notwithstanding the plaintiff’s right to submit the action to the ordinary courts of Chile.

The Chilean securities markets are principally regulated by the Chilean Superintendency of Securities and Insurance under the Chilean Securities Market Law and the Chilean Corporations Law. In the case of banks, compliance with these laws is supervised by the Chilean Superintendency of Banks. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation and protection of minority investors. The Chilean Securities Market Law sets forth requirements relating to public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Corporations Law sets forth the rules and requirements for establishing open stock corporations while eliminating government supervision of closed (closely-held) corporations. Open stock (public) corporations are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10.0% of the subscribed capital (excluding those whose individual holdings exceed 10.0%), and all other companies that are voluntarily registered in the Securities Registry of the Chilean Superintendency of Securities and Insurance.

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in such company’s capital. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and the return of capital; provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends or distributions of capital. The investor becomes eligible to receive dividends and returns of capital once it has paid for the shares (if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro-rata portion of the dividends declared and/or returns of capital with respect to such shares unless the company’s bylaws provide otherwise). If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the stock exchange and collect the difference, if any, between the subscription price and the auction proceeds. However, until such shares are sold at auction, the subscriber continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital). In the case of banks, authorized shares and issued shares which have not been paid for within the period fixed for their payment by the Chilean Superintendency of Banks are cancelled and are no longer available for issuance by the company.

Article 22 of Chilean Corporations Law states that the purchaser of shares of a company implicitly accepts its bylaws and any agreements adopted at shareholders’ meetings.

Ownership Restrictions

Under Article 12 of the Chilean Securities Market Law and the regulations of the Chilean Superintendency of Banks, shareholders of open stock corporations are required to report the following to the Chilean Superintendency of Securities and Insurance and the Chilean stock exchanges:

•	any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or ceasing to own, directly or indirectly, 10.0% or more of an open stock corporation’s share capital, and

•	any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10.0% or more of an open stock corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

In addition, majority shareholders must state in their report whether their purpose is to acquire control of the company or if they are making a financial investment. A beneficial owner of ADSs representing 10.0% or more of our share capital will be subject to these reporting requirements under Chilean law.

Under Article 54 of the Chilean Securities Market Law and the regulations of the Chilean Superintendency of Securities and Insurance, persons or entities intending to acquire control, directly or indirectly, of a publicly traded company, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such acquisition at least 10 business days before the date on which the transaction is to be completed, but in any case, as soon as negotiations regarding the change of control begin (i.e., when information and documents concerning the target are delivered to the potential acquiror) through a filing with the Chilean Superintendency of Securities and Insurance, the stock exchanges and the companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations.

Prior to such publication, a written communication to such effect must be sent to the target corporation, the controlling corporation, the corporations controlled by the target corporation, the Chilean Superintendency of Securities and Insurance, and to the Chilean stock exchanges on which the securities are listed.

In addition to the foregoing, Article 54A of the Chilean Securities Market Law requires that within two business days of the completion of the transactions pursuant to which a person has acquired control of a publicly traded company, a notice shall be published in the same newspapers in which the notice referred to above was published and notices shall be sent to the same persons mentioned in the preceding paragraphs.

A beneficial owner of ADSs intending to acquire control of us will be subject to the foregoing reporting requirements.

The provisions of the aforementioned articles do not apply whenever the acquisition is being made through a tender or exchange offer.

Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the Chilean Superintendency of Securities and Insurance provides that the following transactions shall be carried out through a tender offer:

•	an offer which allows a person to take control of a publicly traded company, unless the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange,

•	an offer for all the outstanding shares of a publicly traded company upon acquiring two thirds or more of its voting shares (this offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the two months immediately preceding the acquisition), and

•	an offer for a controlling percentage of the shares of a listed operating company if such person intends to take control of the company (whether listed or not) controlling such operating company, to the extent that the operating company represents 75.0% or more of the consolidated net worth of the holding company.

Article 200 of the Chilean Securities Market Law prohibits any shareholder that has taken control of a publicly traded company to acquire, for a period of 12 months from the date of the transaction that granted it control of the publicly traded company, a number of shares equal to or higher than 3.0% of the outstanding issued shares of the target without making a tender offer at a price per share not lower than the price paid at the time of taking control. Should the acquisition from the other shareholders of the company be made on the floor of a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

Title XV of the Chilean Securities Market Law sets forth the basis to determine what constitutes a controlling power, a direct holding and a related party. The Chilean Securities Market Law defines control as the power of a person, or group of persons acting pursuant to a joint action agreement, to direct the majority of the votes in the shareholders meetings of the corporation, or to elect the majority of members of its Board of Directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group holding, directly or indirectly, at least 25.0% of the voting share capital, unless:

•	another person or group of persons acting pursuant to joint action agreement, directly or indirectly, control a stake equal to or higher than the percentage controlled by such person,

•	the person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the number of shares controlled is lower than the sum of the shares held by other shareholders holding more than 5.0% of the share capital, and

•	in cases where the Chilean Superintendency of Securities and Insurance has ruled otherwise, based on the distribution or atomization of the overall shareholding.

According to the Chilean Securities Market Law a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exist between:

•	a principal and its agents,

•	spouses and relatives up to certain level of kindred,

•	entities within the same business group; and

•	an entity and its controller or any of its members.

Likewise, the Chilean Superintendency of Securities and Insurance may determine that a joint action agreement exists between two or more entities considering, among others, the number of companies in which they participate, the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at shareholders meetings.

According to Article 96 of the Chilean Securities Market Law a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or securities issued by, them. According to the Chilean Securities Market Law the following entities are part of the same business group:

•	a company and its controller,

•	all the companies with a common controller and the latter,

•	all the entities that the Chilean Superintendency of Securities and Insurance declare to be part of the business group due to one or more of the following reasons:

•	a substantial part of the assets of the company is involved in the business group, whether as investments in securities, equity rights, loans or guaranties,

•	the company has a significant level of indebtedness and that the business group has a material participation as a lender or guarantor,

•	when the controller is a group of entities, that the company is a member of a controller of the entities mentioned in the first two bullets above and there are grounds to include it in the business group,

•	when the controller is a group of entities, that the company is controlled by a member of the controlling group and there are grounds to include it in the business group.

Article 36 of the General Banking Law states that as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10.0% of the shares of a bank without the prior authorization of the Chilean Superintendency of Banks, which may not be unreasonably withheld. The prohibition would also apply to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the Chilean Superintendency of Banks considers a number of factors enumerated in the General Banking Law, including the financial stability of the purchasing party.

Article 35 is of the General Banking Law requires the prior authorization of the Chilean Superintendency of Banks for:

•	the merger of two or more banks,

•	the acquisition of all or a substantial portion of a banks’ assets and liabilities by another bank,

•	the control by the same person, or controlling group, of two or more banks, or

•	a substantial increase in the share ownership by a controlling shareholder of a bank.

Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Chilean Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the Chilean Superintendency of Banks. Alternatively, a purchase, merger or expansion, when the acquiring bank or resulting group would have a market share in loans defined by the Chilean Superintendency of Banks to be more than 20% of all loans in the Chilean banking system, may be conditioned on one or more of the following:

•	that the bank or banks maintain an effective equity higher than 8.0% and up to 14.0% of their risk weighted assets,

•	that the technical reserve established in article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves, or

•	that the margin for interbank loans be diminished to 20.0% of resulting bank’s effective equity.

If the acquiring bank or resulting group would have a market share in loans defined by the Chilean Superintendency of Banks to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining an effective equity not lower than 10% of their risk-weighted assets for the time set forth by the Chilean Superintendency of Banks, which may not be less than one year.

According to the General Banking Law a bank may not grant loans to related parties on more favorable terms than those generally offered to non-related parties. Article 84 No. 2 of the General Banking Law and the regulations issued by the Chilean Superintendency of Banks create the presumption that natural persons who are holders of shares and who beneficially own more than 1.0% of the shares are related to the bank and imposes certain restrictions on the amounts and terms of loans made by banks to related parties. This presumption would also apply to beneficial owners of ADSs representing more than 1.0% of the shares, and accordingly the limitations of Article 84 No. 2 would be applicable to such beneficial owners. Finally, according to the regulations of the Chilean Superintendency of Banks, Chilean banks that issue ADSs are required to inform the Chilean Superintendency of Banks if any person, directly or indirectly, acquires ADSs representing 5.0% or more of the total amount of shares of capital stock issued by such bank.

Article 16 bis of the General Banking Law provides that the individuals or legal entities which, individually or with other people, directly control a bank and who individually own more than 10.0% of its shares shall send to the Chilean Superintendency of Banks reliable information on their financial situation in the form and in the opportunity set forth in Resolution No. 3,156 of the Chilean Superintendency of Banks.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Law provides that whenever a Chilean company issues new shares for cash, it must offer its existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentages in the company. Pursuant to this requirement, preemptive rights in connection with any future issue of shares will be offered by us to the depositary as the registered owner of the shares underlying the ADSs. However, the depositary will not be able to make such preemptive rights available to holders of ADSs unless a registration statement under the Securities Act is effective with respect to the underlying shares or an exemption from the registration requirements thereunder is available.

We intend to evaluate, at the time of any preemptive rights offering, the practicality under Chilean law and Central Bank regulations in effect at the time of making such rights available to our ADS holders, as well as the costs and potential liabilities associated with registration of such rights and the related shares of common stock under the Securities Act, and the indirect benefits to us of thereby enabling the exercise by all or certain holders of ADSs of their preemptive rights and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such registration statement. We cannot assure you that any registration statement would be filed. If we do not file a registration statement and no exemption from the registration requirements under the Securities Act is available, the depositary will attempt to sell such holders’ preemptive rights and distribute the proceeds thereof, after deduction of its expenses and fees, if a premium can be recognized over the cost of such sale. In the event that the depositary is not able, or determines that it is not feasible, to sell such rights at a premium over the cost of any such sale, all or certain holders of ADSs may receive no value for such rights. The inability of all or certain holders of ADSs to exercise preemptive rights in respect of shares of common stock underlying such ADSs could result in such holders not maintaining their percentage ownership of the common stock following such preemptive rights offering unless such holder made additional market purchases of ADSs or shares of common stock.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period that cannot be less than 30 days following the grant of such rights. During such period, and for an additional 30-day period thereafter, a Chilean company is not permitted to offer any unsubscribed shares for sale to third parties on terms which are more favorable than those offered to its shareholders. At the end of such additional 30-day period, a Chilean open stock corporation is authorized to sell unsubscribed shares to third parties on any terms, provided they are sold on a Chilean stock exchange. Unsubscribed shares that are not sold on a Chilean stock exchange can be sold to third parties only on terms no more favorable for the purchaser than those offered to shareholders.

Shareholders’ Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year, generally in March. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our Board of Directors, elects the Board of Directors and approves any other matter which does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on February 21, 2005. Extraordinary meetings may be called by our Board of Directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our Board of Directors when requested by shareholders representing at least 10.0% of the issued voting shares or by the Chilean Superintendency of Banks. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago) or in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and given to the Chilean Superintendency of Banks and the Santiago, Valparaiso and Electronic Stock Exchanges. Currently, we publish our official notices in the Diario La Tercera.

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued shares; if a quorum is not present at the first meeting, the meeting can be reconvened (in accordance with the procedures described in the previous paragraph) and, upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. The vote required at any shareholders’ meeting to approve any of the following actions, however, is a two-thirds majority of the issued shares:

•	a change in corporate form, merger or spin-off,

•	an amendment to our term of existence or early dissolution,

•	a change in corporate domicile,

•	a decrease of corporate capital,

•	the approval of capital contributions in kind and a valuation of the assets contributed,

•	a modification of the powers exercisable through the shareholders’ meetings or limitations on the powers of our Board of Directors,

•	a reduction in the number of members of the Board of Directors,

•	the transfer of 50.0% or more of the corporate assets, regardless of whether it includes liabilities, or the formation or amendment of any business plan that contemplates the transfer of 50.0% or more of the corporate assets,

•	any non-cash distribution in respect of the shares,

•	the creation of security interests to secure third-party obligations in excess of 50.0% of the corporate assets, unless granted to a subsidiary,

•	the repurchase of shares;

•	the approval of material related-party transactions when requested by shareholders representing at least 5.0% of the issued and outstanding shares with right to vote, or

•	the decision to distribute less than 30.0% of the net profits of any given year as dividends.

Shareholders may accumulate their votes for the election of directors and cast the same in favor of one person.

In general, Chilean law does not require a Chilean open stock corporation to provide the level and type of information that U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company within the 15-day period before the ordinary annual meeting. Under Chilean law, a notice of a shareholders’ meeting listing matters to be addressed at the meeting must be mailed not fewer than 15 days prior to the date of such meeting, and, in cases of an ordinary annual meeting, shareholders holding a prescribed minimum investment must be sent an annual report of the company’s activities which includes audited financial statements. Shareholders who do not fall into this category but who request it must also be sent a copy of the company’s annual report. In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend.

The Chilean Corporations Law provides that whenever shareholders representing 10.0% or more of the issued voting shares so request, a Chilean company’s annual report must include, in addition to the materials provided by the Board of Directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. Similarly, the Chilean Corporations Law provides that whenever the Board of Directors of an open stock corporation convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions, or other similar material, it is obligated to include as an annex to its annual report any pertinent comments and proposals that may have been made by shareholders owning 10.0% or more of the company’s voting shares who have requested that such comments and proposals be so included.

Only shareholders registered as such with us on the fifth calendar day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his proxy to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for every share subscribed.

Dividend, Liquidation and Appraisal Rights

Under the Chilean Corporations Law, Chilean companies are generally required to distribute at least 30.0% of their earnings as dividends. However, under the General Banking Law, banks are permitted to distribute less than such minimum amount in any given year if holders of at least two-thirds of the bank’s common stock so determine. In the event of any loss of capital or of the legal reserve, no dividends can be distributed so long as such loss is not recovered. Also, no dividends of a bank above the legal minimum can be distributed if doing so would result in the bank exceeding its indebtedness ratio or its lending limits.

Dividends that are declared but not paid by the date set for payment at the time of declaration are adjusted from the date set for payment to the date such dividends are actually paid, and they accrue interest. The right to receive a dividend lapses if it is not claimed within five years from the date the dividend is payable.

We may declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (which minimum must be paid in cash), our shareholders must be given the option to elect to receive cash. Our ADS holders may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash.

In the event of our liquidation, the holders of fully paid shares would participate equally and ratably, in proportion to the number of paid-in shares held by them, in the assets available after payment of all creditors.

In accordance with the General Banking Law, our shareholders would have no appraisal rights in the event of a business combination or otherwise.

Approval of Financial Statements

Our Board of Directors is required to submit our audited financial statements to the shareholders annually for their approval. The approval or rejection of such financial statements is entirely within our shareholders’ discretion. If our shareholders reject our financial statements, our Board of Directors must submit new financial statements not later than 60 days from the date of such rejection. If our shareholders reject our new financial statements, our entire Board of Directors is deemed removed from office and a new Board of Directors is elected at the same meeting. Directors who individually approved such rejected financial statements are disqualified for re-election for the ensuing period.

Registrations and Transfers

We act as our own registrar and transfer agent, as is customary among Chilean companies. In the case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

C. MATERIAL CONTRACTS

The following is a brief summary of our material contracts currently in force. A copy of each of these contracts has been included as an exhibit hereto. See “Item 19. Exhibits.”

Systems Operations Services Agreement. We have entered into an Systems Operations Services Agreement with IBM, dated March 30, 2001, and covering a term from April 1, 2001 through April 15, 2006.

Service Contract. We have entered into a Service Contract with our affiliate CorpGroup Interhold S.A., dated July 6, 2001, which covers a term of five years. It is automatically renewable at the end of the five-year term.

Software Consulting and Development Agreement. We have entered into a Software Consulting and Development Agreement, “IBS” Integrated Banking System, dated as of October 4, 2001, with Datapro, Inc. It covers a five-year term for system maintenance and adjustments, which is automatically renewable at the end of the term.

Stockholders’ Agreement. Our affiliate Corp Group Banking S.A. has entered into a Stockholders’ Agreement with Manufacturas Interamericana S.A., a company controlled by certain members of the Abumohor family, dated May 11, 2004, which terminates when the parties cease to be shareholders of Corpbanca.

D. EXCHANGE CONTROLS

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 of 1974, as amended, or can be registered with the Central Bank under the Central Bank Act and the Compendio de Normas de Cambios Internacionales, or the Central Bank Foreign Exchange Regulations (the “Compendium”). The Central Bank Act is an organic constitutional law requiring a “special majority” vote of the Chilean Congress to be modified.

The Central Bank Foreign Exchange Regulations were amended on April 19, 2001. The main objective of these amendments was to facilitate capital movements from and into Chile and encourage foreign investment. According to the new Central Bank Foreign Exchange Regulations, investors are allowed to freely enter into any kind of foreign exchange transaction, the only restriction being that investors must inform the Central Bank about certain operations which they have conducted and must conduct certain operations through the Formal Exchange Market. The types of information related to equity investment that must be reported to the Central Bank by non-Chilean residents include the occurrence of, among other things, any assignment, substitution, changes in organizational status, change in the form of the investment, or material changes to the terms of the agreement governing the foreign currency transaction. Transactions that are required to be conducted through the Formal Exchange Market include transactions involving foreign commercial bank loans or Chilean company issued bonds, deposits made in Chilean financial institutions by foreign depositors, and equity investments and contributions of capital by foreign investors. The Formal Exchange Market entities through which transactions are conducted will report such transactions to the Central Bank.

Pursuant to the provisions of Chapter XIV of the Compendium, it is not necessary to seek the Central Bank’s prior approval in order to establish an ADR facility. The Central Bank only requires that (i) any foreign investor acquiring shares to be converted into ADSs who has actually brought funds into Chile for that purpose shall bring those funds through the Formal Exchange Market; (ii) any foreign investor acquiring shares to be converted into ADSs informs the Central Bank of the investment in the terms and conditions described below; (iii) all remittances of funds from Chile to the foreign investor upon the sale of the shares underlying the ADSs or from dividends or other distributions made in connection therewith, shall be made through the Formal Exchange Market; and (iv) all remittances of funds to the foreign investor, whether or not from Chile, shall be informed to the Central Bank in the terms and conditions described below.

When the shares to be converted into ADSs have been acquired by the foreign investor with funds brought into Chile through the Formal Exchange Market, a registration form shall be filed with the Department of International Financial Operations of the Central Bank by the foreign investor acting through an entity of the Formal Exchange Market on or before the date on which the foreign currency is brought into Chile. However, if the funds were brought into Chile with a different purpose and subsequently were used to acquire shares to be converted into ADSs, the Department of International Financial Operations of the Central Bank then shall be informed of such investment by the Custodian within ten days following the end of each fifteen-day period on which the Custodian has to deliver periodic reports to the Central Bank. If the funds were not brought into Chile, a registration form shall be filed with the Department of International Financial Operations of the Central Bank by the foreign investor itself or through an entity of the Formal Exchange Market within 10 days following the date on which the proceeds were used. Any foreign investor (other than the Depositary) who has acquired shares and wishes to convert the same into ADSs shall assign to the Depositary, prior to any such conversion, any foreign investment rights it may have pursuant to Chapter XIV of the Compendium. Any such assignment shall be filed with the Central Bank within the ten days following its execution.

All payments in U.S. dollars in connection with the ADS facility made from Chile shall be made through the Formal Exchange Market. Pursuant to Chapter XIV of the Compendium no previous authorization from the Central Bank is required for the remittance of U.S. dollars obtained in the sale of the shares underlying ADSs or from dividends or other distributions made in connection therewith. The entity of the Formal Exchange Market participating in the transfer shall provide certain information to the Central Bank on the next banking business day. In the event there are payments made outside Chile, the foreign investor shall provide the relevant information to the Central Bank directly or through an entity of the Formal Exchange Market within 10 days following the date on which the payment was made.

Under Chapter XIV of the Compendium payments and remittances of funds from Chile are governed by the rules in effect at the time the payment or remittance is made. Therefore, any change made to Chilean laws and regulations after the date hereof shall affect foreign investors who have acquired ADSs or shares to be converted into ADSs. There can be no assurance that further Central Bank regulations or legislative changes to the current foreign exchange control regime in Chile will not restrict or prevent foreign investors to purchase and remit abroad U.S. dollars, nor can there be any assessment to the duration or impact of such restrictions, if imposed. For instance, until June 26, 1998, certain foreign investments in Chile were subject to a encaje, or mandatory deposit, with the Central Bank in an amount equal to 30% of the proceeds of the investment or, in the alternative, in lieu of such deposit, an upfront payment to the Central Bank in an amount determined in relation to the amount otherwise required to be deposited. This deposit had to be made in U.S. dollars and had to remain with the Central Bank, without accruing interest, for a period of one year. On June 26, 1998, the encaje was reduced to 10%, on September 17, 1998, it was reduced to 0% and, on April 19, 2001, it was eliminated from the Compendium. There is no guarantee that the Central Bank will not reinstate the encaje at such levels or at higher levels.

This situation is different from the one governing ADSs issued by Chilean companies prior to April 19, 2001. Prior to such date, ADSs representing shares of stock of Chilean corporations were subject to Chapter XXVI of the Compendium, which addressed the issuance of ADSs by Chilean companies and foreign investment contracts entered into among the issuer of the shares, the Central Bank and the depository pursuant to Article 47 of the Central Bank Act. Chapter XXVI of the Compendium and the corresponding foreign investment contracts granted foreign investors the vested right to acquire dollars with the proceeds obtained in the sale of the underlying shares of stock, or from dividends or other distributions made in connection therewith and remit them abroad. On April 19, 2001, the Central Bank eliminated Chapter XXVI of the Compendium and made the establishment of new ADR facilities subject to the provisions of Chapter XIV of the Compendium. All foreign investment contracts executed under the provisions of Chapter XXVI of the Compendium remain in full force and effect and are governed by the provisions in effect at the time of their execution.

The foregoing is a summary of the Central Bank’s regulations with respect to the issuance of ADSs representing common stock as in force and effect as of the date hereof. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of Chapter XIV of the Compendium, a copy of which is available from Corpbanca upon request.

There can be no assurance that further Central Bank regulations or legislative changes to the current foreign exchange control regime in Chile will not restrict or prevent foreign investors from purchasing or remitting U.S. dollars, or that further restrictions applicable to foreign investors which affect their ability to remit the capital, dividends or other benefits in connection with the shares of stock will not be imposed by the Central Bank in the future, nor can there be any assessment to the duration or impact of such restrictions, if imposed.

E. TAXATION

Chilean Tax Considerations

The following discussion is based on material Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion summarizes the material Chilean income tax consequences of an investment in the ADSs or shares of common stock by an individual who is not domiciled in or a resident of Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, which we refer to as a foreign holder. For purposes of Chilean law, an individual holder is a resident of Chile if he or she has resided in Chile for more than six consecutive months in one calendar year or for a total of more than six months, whether consecutive or not, in two consecutive tax years. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile). This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign holders, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another statute. In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application interpreting the provisions of Chilean tax law. Absent a retroactive law, Chilean taxes may not be assessed retroactively against taxpayers who act in good faith relying on such rulings and regulations, but Chilean tax authorities may change said rulings and regulations prospectively. There is no general income tax treaty in force between Chile and the United States.

Cash Dividends and Other Distributions

Cash dividends paid by us with respect to the ADSs or shares of common stock held by a Foreign Holder will be subject to a 35.0% Chilean withholding tax, which is withheld and paid over by us. We refer to this as the Chilean withholding tax. A credit against the Chilean withholding tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. In addition, distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit. Under Chilean income tax law, for purposes of determining the level of the first category tax that has been paid by us, dividends generally are assumed to have been paid out of our oldest retained taxable profits. The first category tax rate is 17.0%. Nevertheless, we had a tax loss carryforward as of December 31, 2003, without expiration date, in the amount of Ch$21,575 million to be applied against net income. We have been applying this tax loss carryforward and, as a result, for the years ended December 31, 2000, 2001, 2002 and 2003 we recorded a net tax benefit. We estimate that our tax loss carryforward will be completely used by the end of 2003. Accordingly, for such periods, there was no first category tax credit available to reduce the Chilean withholding tax. However, whether the first category tax is imposed or not, the effective overall combined rate of Chilean taxes imposed with respect to our distributed profits would be 35.0%.

The foregoing tax consequences apply to cash dividends paid by us. Dividend distributions made in property (other than shares of common stock) will be subject to the same Chilean tax rules as cash dividends. Share dividends are not subject to Chilean taxation.

Capital Gains

Gain realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile or that it is performed under the rules of Title XXIV of the Chilean Securities Market Law, as amended by Law No. 19,601, dated January 18, 1999. The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to any Chilean taxes.

Gain recognized on a sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter) if (1) the foreign holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the foreign holder holds an interest (10.0% or more of the shares in the case of open stock corporations). In all other cases, gain on the disposition of shares of common stock will be subject only to the first category tax levied as a sole tax. However, if it is impossible to determine the taxable capital gain, a 5.0% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due.

The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the deposit agreement, which values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

The distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation. Amounts received in exchange for the shares or assignment of preemptive rights relating to the shares will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter to the extent described above).

The Chilean Internal Revenue Service has not enacted any rule nor issued any ruling about the applicability of the following norms to the foreign holders of ADRs.

In the case where the sale of the shares is made on a day that is different than the date in which the exchange is recorded, capital gains subject to taxation in Chile may be generated. However, following a ruling of the Chilean Internal Revenue Service, we will include in the deposit agreement a provision whereby, the capital gain that may be generated if the exchange date is different than the date in which the shares received in exchange for ADSs are sold, will not be subject to taxation. Such provision states that in the event that the exchanged shares are sold by the ADS holders in a Chilean stock exchange on the same day in which the exchange is recorded in the shareholders’ registry of the issuer or within two business days prior to the date on which the sale is recorded in the shareholders’ registry, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction.

To the extent that our shares are actively traded on the Santiago Stock Exchange, foreign institutional investors who acquire our shares may benefit from a tax exemption included in an amendment introduced to the Chilean Income Tax Law in June 2001. The amendment established an exemption for the payment of income tax by foreign institutional investors, such as mutual funds, pension funds and others, that obtain capital gains in the sales through a Chilean stock exchange, a tender offer or any other system authorized by the Chilean Superintendency of Securities and Insurance, of shares of publicly traded corporations that are actively traded in stock exchanges. Our shares are currently actively traded on the Santiago Stock Exchange.

A foreign institutional investor is an entity that is either:

•	a fund that makes public offers of its shares in a country which public debt has been rated investment grade by an international risk classification agency qualified by the Chilean Superintendency of Securities and Insurance,

•	a fund that is registered with a regulatory entity of a country which public debt has been rated investment grade by an international risk classification agency qualified by the Chilean Superintendency of Securities and Insurance, provided that the investments in Chile, including securities issued abroad that represent Chilean securities, held by the fund represent less than 30.0% of its share value,

•	a fund that holds investments in Chile that represent less than 30.0% of its share value, provided that it proves that no more that 10.0% of its share value is directly or indirectly owned by Chilean residents,

•	a pension fund that is exclusively formed by individuals that receive their pensions on account of capital accumulated in the fund,

•	a fund regulated by Law No. 18,657 in which case all holders of its shares must reside abroad or be qualified as local institutional investors, or

•	another kind of institutional foreign investor that complies with the characteristics defined by a regulation with the prior report of the Chilean Superintendency of Securities and Insurance and the Chilean Internal Revenue Service.

In order to be entitled to the exemption, foreign institutional investors, during the time in which they operate in Chile, must:

•	be organized abroad and not be domiciled in Chile,

•	not participate, directly or indirectly, in the control of the issuers of the securities in which it invests and not hold, directly or indirectly, 10.0% or more of such companies’ capital or profits,

•	execute an agreement in writing with a Chilean bank or securities broker in which the intermediary is responsible for the execution of purchase and sale orders and for the verification, at the time of the respective remittance, that such remittances relate to capital gains that are exempt from income tax in Chile or, if they are subject to income tax, that the applicable withholdings have been made, and

•	register in a special registry with the Chilean Internal Revenue Service.

Pursuant to an amendment to the Chilean Income Tax Law published on November 7, 2001 (Law No. 19,768), the sale and disposition of shares of Chilean public corporations which are actively traded on stock exchanges is exempted from Chilean taxes on capital gains if the sale or disposition was made:

•	on a local stock exchange or any other stock exchange authorized by the Chilean Superintendency of Securities and Insurance or in a tender offer process according to Title XXV of the Chilean Securities Market Law, so long as the shares (a) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Chilean Securities Market Law, (b) are newly issued shares issued in a capital increase of the corporation, or (c) were the result of the exchange of convertible bonds (in which case the option price is considered to be the price of the shares). In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax Law; or

•	within 90 days after the shares would have ceased to be actively traded on a stock exchange. In such case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share of the last 90 days. Any gains above the average price will be subject to the first category tax.

Based on rulings and regulations of the Chilean Superintendency of Securities and Insurance, the purchase of ADSs in the form of shares should be deemed to have been made on a public stock exchange for purposes of the foregoing exemption, but there can be no assurance in this regard. Investors who request delivery of ADSs in the form of shares of common stock should consult with their tax adviser to determine whether such shares will be eligible for the foregoing exemption.

If in the future our shares are not significantly traded on stock exchanges, purchasers of our shares may benefit from Article 4 Transitory of Law No. 19,768, given that in November 2002, we registered our shares in the “emerging companies” market according to the rules of the Chilean Superintendency of Securities and Insurance and placed in the Santiago Stock Exchange 18.2% of the issued shares among institutional investors and entities not related to our controlling shareholder. Such article provides that a portion of the capital gain realized upon the sale or disposal of our shares is exempted from taxes if the sale or disposal is made in a Chilean stock exchange or in a tender offer process according to Title XXV of the Chilean Securities Market Law. The calculation of the exempted portion is different depending on whether the sale or disposal is made on or before three years from November 2002 or afterwards.

Other Chilean Taxes

No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADSs by a foreign holder but such taxes generally will apply to the transfer at death or by a gift of shares of common stock by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or shares of common stock.

Withholding Tax Certificates

Upon request, we will provide to foreign holders appropriate documentation evidencing the payment of the Chilean withholding tax.

United States Tax Considerations

The following discussion summarizes the material U.S. federal income tax considerations relevant to an investment in the ADSs or shares of common stock by a holder that is a citizen or resident of the U.S. or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the ADSs or shares of common stock, which we refer to as a U.S. holder. However, it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase ADSs or shares of common stock. In particular, this discussion is directed only to U.S. holders that will hold ADSs or shares of common stock as capital assets and that have the U.S. dollar as their functional currency, and does not address the tax treatment of U.S. holders that are subject to special tax rules, such as banks, dealers or traders in securities or currencies, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, persons that received shares of common stock or ADSs as compensation for the performance of services, certain U.S. expatriates, tax-exempt entities, holders of 10.0% or more of the voting shares of Corpbanca, persons holding ADSs or shares of common stock as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction for U.S. federal income tax purposes. Moreover, this description does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of ADSs or shares of common stock. Prospective purchasers who are U.S. holders are advised to consult their own tax advisers as to the overall U.S. federal, state and local tax consequences of their ownership of ADSs and the underlying shares of common stock.

The statements of U.S. tax laws set out below are based on the laws in force as of the date of this document and may be subject to any changes in law occurring after such date, including changes that may have retroactive effect.

We are a banking corporation licensed by the Chilean Superintendency of Banks. We believe that we are engaged in the active conduct of a banking business as defined in the Internal Revenue Code of 1986, or the Code. As such, we believe we are not a passive foreign investment company, or a PFIC. Special, and potentially adverse, tax rules apply to holders of stock in a PFIC. Accordingly, potential investors are urged to consult there tax advisers about the possibility of us being a PFIC, and the consequences of holding stock in a PFIC. The remainder of this section will assume we are not a PFIC.

ADRs

In general, U.S. holders of ADRs evidencing ADSs of the Bank generally will be treated, for U.S. federal income tax purposes, as the beneficial owners of the underlying shares of common stock that are represented by those ADSs and evidenced by those ADRs.

Cash Dividends and Other Distributions

The gross amount of cash dividends paid out of the current or accumulated earnings and profits of Corpbanca (as determined for U.S. federal income tax purposes) with respect to the shares of common stock or ADSs, including the net amount of the Chilean withholding tax withheld on the distribution (after taking into account the credit for the first category tax), will be includable in the gross income of a U.S. holder as ordinary income on the day the dividends are received by the U.S. holder (if such holder holds the shares of common stock directly) or by the depositary (if such holder holds the ADSs) and will not be eligible for the dividends received deduction allowed to corporations under the Code. Dividends paid in Chilean pesos will be includable in the income of a U.S. holder in a

U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. holder or the depositary, as applicable. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any Chilean pesos received that are converted into U.S. dollars on a date subsequent to receipt. The Chilean withholding tax (after taking into account the credit for the first category tax) will be treated as a foreign income tax that a U.S. holder may elect to deduct in computing its income tax or, subject to generally applicable limitations and conditions under the Code, to credit against its U.S. federal income tax liability. For purposes of calculating the foreign tax credits, dividends paid on the common stock or ADSs will generally constitute foreign source “passive income” or “financial services income” for U.S. tax purposes. U.S. holders should note that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006. Under the new legislation, the foreign tax credit limitation categories would be limited to “passive category income” and “general category income.” Foreign tax credits generally are not allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. U.S. holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

Distributions of additional shares of common stock (or rights to subscribe for shares of common stock) to U.S. holders with respect to the ADSs or shares of common stock that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

Under recently enacted amendments to the Code, “qualified dividend income” received by non-corporate U.S. holders from domestic corporations or qualified foreign corporations is subject to tax at the lower capital gain rates (generally, 15%). These amendments do not apply to taxable years beginning after December 31, 2008. In general, a “qualified foreign corporation” is a foreign corporation that (i) is incorporated in a possession of the U.S. (which we are not so incorporated), or (ii) is eligible for the benefits of a tax treaty that is a “comprehensive income tax treaty.” The U.S. and Chile do not have a “comprehensive income tax treaty.” A foreign corporation will also be treated as a “qualified foreign corporation” with respect to any dividend paid by such corporation if the stock with respect to which such dividend is paid is readily tradable on an established securities market in the U.S. The term “qualified foreign corporation” does not include a corporation treated as a foreign personal holding company, a foreign investment company (in each case, for taxable years beginning before December 31, 2004), or a PFIC. No regulations have been issued regarding the newly enacted provisions as of the date of this annual report. Currently, the ADSs are readily tradable on the New York Stock Exchange (an established securities market in the U.S.). Our common stock would be treated as readily tradable on an established securities market in the U.S. upon any ADS being so treated. Therefore, for taxable years beginning on or before December 31, 2008, distributions taxable as dividends on our common stock or the ADSs generally would be eligible for taxation at the applicable capital gains rates at any time when our ADSs are treated as readily tradable on an established securities market in the U.S.

Capital Gains

Gain or loss realized by a U.S. holder on the sale, exchange or other disposition of ADSs or shares of common stock will be subject to U.S. federal income taxation as a capital gain or loss in an amount equal to the difference between such holder’s adjusted basis in the ADSs or the shares of common stock and the amount realized on the disposition. Such gain or loss generally will be a capital gain or loss. Capital gains realized by a non-corporate U.S. holder are generally subject to a reduced rate of tax with respect to property held for more than one year.

Gains realized by a U.S. holder on a sale or other disposition of ADSs or shares of common stock generally will be treated as U.S. source income. Because a U.S. holder generally may not use a foreign tax credit to reduce its U.S. federal income tax liability in respect of its U.S. source income, in the case of a disposition of shares of common stock (which, unlike a disposition of ADSs, would be taxable in Chile), the U.S. holder generally would not be able to utilize foreign tax credits in respect of any Chilean tax imposed on such a disposition unless such holder has other income from foreign sources, in the appropriate category, for purposes of the U.S. foreign tax credit limitation rules. U.S. holders should consult their tax advisers regarding the application of the U.S. foreign tax credit limitation rules to their investment in, and disposition of, the ADSs and shares of common stock.

Deposits and withdrawals of shares of common stock by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Non-U.S. Holders

A holder of shares of common stock or ADSs that is not a U.S. holder, or a Non-U.S. holder, will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares of common stock or ADSs, unless (1) such gain is effectively connected with the conduct by such Non-U.S. holder of a trade or business in the U.S. or (2) in the case of gain realized by an individual Non-U.S. holder, such Non-U.S. holder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met.

A Non-U.S. holder of shares of common stock or ADSs generally will not be subject to U.S. federal income or withholding tax on dividends received on shares of common stock or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. holder of a trade or business in the U.S.

Backup Withholding and Information Reporting

In general, dividends paid to a U.S. holder and proceeds from a disposition of the ADSs or shares of common stock will be subject to information reporting requirements and such payments may be subject to U.S. backup withholding tax if the U.S. holder does not provide a taxpayer identification number or otherwise establish an exemption from such U.S. backup withholding tax. Under certain circumstances, such payments made to a Non-U.S. holder also may be subject to U.S. information reporting requirements and U.S. backup withholding tax, unless the holder certifies its non-U.S. status or otherwise establishes an exemption from such U.S. backup withholding tax.

The above summary is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of shares of common stock or the ADSs. Holders of shares of common stock or the ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

The documents concerning Corpbanca which are referred to in this annual report may be inspected at our offices at Huérfanos 1072, Santiago, Chile.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our policy with respect to asset and liability management is to maximize our net interest revenue and return on assets and equity while managing interest rate, liquidity and foreign exchange risks and while remaining within the limits provided by Chilean banking regulations.

The composition of our assets, liabilities and shareholders’ equity as of December 31, 2004 by currency and term is as follows:

	As of December 31, 2004
	Ch$		UF		Foreign Currency		Total		Percentage
	(in millions of constant Ch$ as of December 30, 2004, except for percentages)
Assets
Cash and due from banks	Ch$	132,635	Ch$	—	Ch$	25,967	Ch$	158,602	5.0%
Other assets:
Less than 1 year		876,636		294,796		295,863		1,467,295	45.8
From 1 to 3 years		220,958		309,341		71,927		602,226	18.8
More than 3 years		113,681		712,006		157,670		983,357	30.7
Bank premises and equipment and other(2)		31,715		—		—		31,715	1.0
Allowances for losses		(41,611)		—		—		(41,611)	(1.3)

Total	Ch$	1,334,014	Ch$	1,316,143	Ch$	551,427	Ch$	3,201,584	100.0%

Percentage of total assets		41.7%		41.1%		17.2%		100.0%

Liabilities and Shareholders Equity
Non-interest-bearing deposits(1)	Ch$	246,633	Ch$	611	Ch$	14,922	Ch$	262,166	8.2%
Other Liabilities:
Less than 1 year		1,318,351		385,252		490,074	Ch$	2,193,677	68.5
From 1 to 3 years		6,269		83,347		7,848		97,464	3.0
More than 3 years		341		271,540		—		271,881	8.5
Shareholders’ equity(2)		376,396		—		—		376,396	11.8

Total	Ch$	1,947,990	Ch$	740,750	Ch$	512,844	Ch$	3,201,584	100.0%

Percentage of total liabilities and Shareholders’ equity		60.9%		23.1%		16.0%		100.0%

(1)	Includes checking accounts, banker’s drafts and transactions payable.
(2)	Our shareholders’ equity, which includes undistributed net income, and bank premises and equipment are denominated in pesos, but the amounts at which they are carried on the balance sheet are adjusted to reflect the effects of inflation.

We have generally maintained more peso-denominated liabilities than peso-denominated assets and more UF-denominated assets than UF-denominated liabilities.

Our asset and liability management policies are developed by our Asset and Liability Committee, or our A&L Committee, following guidelines established by our Board of Directors. The A&L Committee is composed of eleven members, including a director, the Chief Executive Officer, the Division Manager—International and Treasury, the Financial Risk Manager and the head of our Planning and Development Control Division (who is our chief financial officer). The role of the Financial Risk Manager and the A&L Committee is to ensure that our treasury division’s operations are consistently in compliance with our internal risk policies and limits, as well as applicable regulations. The A&L Committee typically meets once per week. Senior members of our treasury division meet regularly with the A&L Committee and outside consultants to discuss our asset and liability position. The members of our Financial Risk Management department are not employed in our banking operations or treasury division, which manages our liquidity, funding and market risk.

Our International and Treasury Division manages trading activities following the guidelines set by the A&L Committee and Corpbanca’s Credit Risk and Market Risk and Control Departments. The Market Risk and Control Department’s activities consist of (i) applying VaR techniques (as discussed below) (ii) marking to market our fixed income portfolio and measuring daily profit and loss from trading activities; (iii) comparing VaR and other exposures against the established limits; (iv) establishing control procedures for losses in excess of such limits; and (v) providing information about trading activities to the A&L Committee, other members of senior management and the International and Treasury Division.

Our market risk analysis focuses on managing risk exposure relating to (i) the interest rate risk relating to fixed income portfolio (which is comprised of a trading portfolio and an available-for-sale portfolio), which contains mainly government bonds, corporate bonds, mortgage finance bonds issued by third parties and mortgage finance bonds issued and held by us; and (ii) our net foreign currency position, which includes all of our assets and liabilities in foreign currency (mainly U.S. dollars), including derivatives that hedge certain foreign currency mismatches that arise between investments and the funding thereof.

Interest Rate Sensitivity

A key component of our asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest revenue due to the maturity or repricing characteristics of interest-earning assets and interest-bearing liabilities. For any given period, the pricing structure is matched when an equal amount of such assets and liabilities mature or reprice in that period. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position. A positive gap denotes asset sensitivity and means that an increase in interest rates would have a positive effect on net interest revenue while a decrease in interest rates would have a negative effect on net interest revenue.

Our interest rate sensitivity strategy takes into account not only the rates of return and the underlying degree of risk, but also liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds. Our maturity mismatches and positions are monitored by our A&L Committee and are managed within established limits.

The following table sets forth the repricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2004 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

As the following table reflects, we have a negative gap in each category less than 60 days since approximately half of our deposits, our main source of funding, are short-term. Such a negative gap is commonplace in the Chilean financial industry. However, our exposure to potential changes in nominal peso interest rates is reduced by the fact that as of December 31, 2004, approximately 48.6% of our interest-bearing liabilities and 20.5% of our interest-earning assets had a repricing period of 90 days or less. The majority of assets and liabilities with a maturity of 90 days or less is denominated in pesos. UF-denominated time deposits reprice at least every 90 days. In the case of interest-earning assets and interest-bearing liabilities denominated in UF, our exposure to changes in interest rates is reduced by the fact that a significant portion of the interest rate earned or paid on such assets or liabilities is indexed to reflect the daily effect of inflation, and as a result our gap position is limited to variations in the real interest rate among such assets and liabilities. Further, a significant portion of our foreign currency-denominated loans were funded by foreign currency borrowings and time deposits with comparable maturity or repricing dates. However, we also fund our foreign currency liabilities through currency forward contracts. Moreover, mortgage loans which have 8 to 20-year terms were generally financed through mortgage finance bonds issued for the same terms and in the same currency.

	As of December 31, 2004
	Up to 30 Days		31-60 days		61-90 days		91-180 days		181-365 days		1-3 years		Over 3 years		Total
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Interest-earning assets:
Interbank deposits	Ch$	15,456	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	15,456
Financial investments		81,871		5,547		10,050		32,052		51,828		75,905		272,156		529,409
Loans		324,197		116,364		149,207		250,843		175,909		426,922		490,447		1,933,889
Mortgage loans		2,363		1,917		1,927		5,823		11,845		49,470		220,005		293,350
Contingent loans		32,310		14,155		28,605		32,943		38,374		49,928		452		196,767
Past due loans		19,643		—		—		—		—		—		—		19,643

Total interest-earning Assets		475,840		137,983		189,789		321,661		277,956		602,225		983,060		2,988,514

Interest-bearing liabilities:
Deposits		604,299		356,095		162,293		233,696		247,638		5,054		1,185		1,610,260
Central Bank borrowings		26,105		—		—		—		—		2		1		26,108
Repurchase agreements		80,779		—		—		—		—		—		—		80,779
Mortgage finance Bonds		9,837		2,878		2,896		6,172		12,548		52,373		233,435		320,139
Other interest-bearing Liabilities		30,041		24,985		7,299		42,890		131,514		20,259		42,302		299,290

Total interest-bearing liabilities	Ch$	751,061	Ch$	383,958	Ch$	172,488	Ch$	282,758	Ch$	391,700	Ch$	77,688	Ch$	276,923	Ch$	2,336,576

Asset/liability gap	Ch$	(275,221)	Ch$	(245,975)	Ch$	17,301	Ch$	38,903	Ch$	(113,744)	Ch$	524,537	Ch$	706,137	Ch$	651,983
Cumulative gap	Ch$	(275,221)	Ch$	(521,196)	Ch$	(503,895)	Ch$	(464,992)	Ch$	(578,736)	Ch$	(54,199)	Ch$	651,983		—
Ratio of cumulative gap to cumulative total interest earning assets		(57.8)%		(84.9)%		(62.7)%		(41.3)%		(41.2)%		(2.7)%		21.8%

A sudden increase of 25 basis points in the weighted average interest rate applicable to our interest-bearing financial investments would cause a decrease in the market value of these financial investments of Ch$4,284 million as of December 31, 2004.

Exchange Rate Sensitivity

The regulations of the Central Bank do not permit the gap, whether positive or negative, between a bank’s assets and liabilities denominated in foreign currencies (including assets and liabilities denominated in U.S. dollars but payable in pesos, as well as those denominated in pesos and adjusted by the variation of the U.S. dollars exchange rate) to exceed 20% of the bank’s paid-in capital and reserves; provided that if its assets are higher than its liabilities, it may exceed 20% in an amount equal to its provisions and reserves in foreign currency (excluding those which correspond to profits to be remitted abroad). The negative gap for 2002 and the positive gap for 2003 and 2004 between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$964 million for the year ended December 31, 2002, Ch$143 million for the year ended December 31, 2003, and Ch$13,798 million for the year ended December 31, 2004.

In recent years, our operating income has benefited from fluctuations in the exchange rate between the Chilean peso and the U.S. dollar in part due to our policy and Central Bank regulations relating to the control of material exchange rate mismatches. However, the rate of devaluation or appreciation of the peso against the U.S. dollar could be expected to have the following principal effects:

•	If we maintain a net asset position in U.S. dollars and a devaluation of the peso against the dollar occurs, we would record a related gain, and if an appreciation of the peso occurs, we would record a related loss;

•	If we maintain a net liability position in U.S. dollars and a devaluation of the peso against the dollar occurs, we would record a related loss, and if an appreciation of the peso occurs, we would record a related gain;

•	If the inflation rate for a period exceeded the devaluation of the peso against the U.S. dollar during the same period, we would record a related gain if it had a net asset position in UFs which exceeded a net liability position in U.S. dollars, and we would record a related loss if we had a net liability position in U.S. dollars which exceeded a net asset position in UFs. The same effect would occur if there were an appreciation of the peso against the U.S. dollar; and

•	If the inflation rate for a period were lower than the rate of devaluation of the peso against the U.S. dollar during the same period, we would record a related gain if we maintained a net asset position in U.S. dollars and a net liability position in UFs and would record a related loss if we had a net liability position in U.S. dollars and a net asset position in UFs. The same effect would occur if there were an appreciation of the peso against the U.S. dollar.

A sudden increase in the value of the Chilean peso against the U.S. dollar of 200 basis points would cause an increase in the market value of our financial investments of Ch$2,365 million as of December 31, 2004.

VaR Methodology as a Tool to Control Market Risk

General

We use Value-at-Risk, or VaR, methodology as a statistical tool to measure and control both the interest rate risk relating to our fixed income portfolio and the currency risk relating to our net foreign currency position, which includes all assets and liabilities in foreign currency (principally U.S. dollars) including forward and swap contracts used to hedge positions.

As calculated by Corpbanca, VaR is an estimate of the expected loss in the market value of a given portfolio over a one-day horizon at a one-tailed 95.0% confidence interval. In other words, it is the expected one-day loss, expressed in Chilean pesos, that Corpbanca would expect to suffer on a given portfolio 95.0% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the loss figure that Corpbanca would expect to exceed only 5.0% of the time. VaR provides a single estimate of market risk that is comparable from one market risk to the other. Volatility is calculated utilizing 260 historical observations. The calculation of the volatility includes a decay factor who gives more importance to the newer values. A one-day holding period is utilized (carry one day loss). We use VaR estimates to alert senior management whenever the statistically expected losses in our fixed income portfolio and net foreign currency position exceed certain pre-set levels which we believe to be prudent.

2004 VaR Figures (Fixed Income Portfolio)

The following table sets forth the VaR figures of our trading portfolio as of December 31, 2004:

Trading portfolio	VaR as of December 30, 2004 (Ch$ millions)
Government Bonds	94.95
Corporate Bonds	—
Mortgage Finance Bonds	—
Deposits	58.02
Total	152.97

The above table includes our “balance” portfolio as of December 31, 2004. Our balance portfolio is a subdivision of our trading portfolio and is used to provide liquidity if necessary. It is comprised of bonds and short-term investments.

The following table sets for the VaR figures of our available-for-sale portfolio as of December 31, 2004:

Available-for-sale portfolio	VaR as of December 30, 2004 (Ch$ millions)
Government Bonds	83.16
Corporate Bonds	72.76
Mortgage Finance Bonds	157.69
Deposits	—
Total	313.61

VaR Stop

A daily VaR is calculated for our fixed income portfolio (which is comprised of a trading portfolio and an available-for-sale portfolio) and our net foreign currency position. These daily VaRs are monitored and limited by “VaR Stop”. VaR Stop is a ratio between (i) the daily VaR of our portfolios (fixed income and foreign currency position) and (ii) our “free effective equity”, which consists of our effective equity discounted by our account credit risk exposure. We have established separate VaR Stop for each of our fixed income (trading and available for sale) and foreign currency position portfolios. The below formula sets forth our calculation of VaR Stop applicable to our portfolios:

VaR Stop =	Fixed Income Portfolio VaR + Foreign Currency Position VaR
Free Effective Equity

VaR Stop is provided on a daily basis to our Chief Executive Officer, the members of the A&L Committee, and to our trading desk. The A&L Committee reviews the status of the VaR Stop limits at each meeting and follows certain parameters enabling us to manage our risk and portfolio policies.

Assumptions and Limitations of VaR Model

Our VaR model assumes that changes in market risk factors have a normal distribution and that the parameters the standard deviation of risk factor changes and the correlation between them have been estimated accurately. The model assumes that the correlation and changes in market rates/prices included in our historical databases are independent and identically distributed random variables, and provide a good estimate of correlation and rate/price changes in the future.

Our VaR methodology should be interpreted in light of the limitations of our models, which include:

•	Changes in market rates and prices may not be independent and identically distributed random variables or have a normal distribution. In particular, the normal distribution assumption may underestimate the probability of extreme market moves.

•	The historical data we use in our VaR model may not provide the best estimate of risk factor changes in the future, and any modifications in the data may be inadequate. In particular, the use of historical data may fail to capture the risk of possible extreme adverse market movements independent of the time range utilized. For example, the use of extended periods of historical data might erroneously lead to an important decrease in volatility especially after the Asian crisis. We typically use 260 historical observations of market data depending on circumstances, but also monitor other ranges of market data in order to be more conservative. However, reliable historical risk factor data may not be readily available for certain instruments in our portfolio.

•	A one-day time horizon may not fully capture the market risk positions that cannot be liquidated or hedged within one day.

•	At present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day.

Non-Statistical Tools for Controlling Market Risk

In addition to VAR methodology, we seek to control market risk in our portfolio through certain non-statistical tools, which are approved by the A&L Committee. The A&L Committee sets certain limits based on guidance from our Board of Directors as to our business strategy, market volatility, liquidity of our assets and overall risk tolerance. Generally, the A&L Committee updates our market risk limits at least once a year.

Scenario Simulations

We use scenario simulations to analyze the impact of extreme movements in interest rates and to adopt policies and procedures in an effort to protect our capital and results against such contingencies. We apply this tool to measure interest rate risk relating to our Chilean peso, UF, and U.S. dollar-denominated trading and available-for-sale fixed rate portfolios. We calculate the existing gaps between assets and liabilities in both our inflation-indexed (UF) and non inflation-indexed portfolios and perform a scenario simulation by calculating the potential loss that would be reflected in our financial results relating to an extreme movement of interest rates.

We simulate four scenarios. The first scenario is a parallel and simultaneous increase (or decrease) of 100 basis points in the interest rate yield curve (interest rate curve). The second and third scenarios reflect two kinds of twisting in the yield curve. Those scenarios are based on a maximum one-day horizon variation suffered by each interest rate point in the last 260 days. The fourth is a custom scenario which represents an increase or decrease of Ch$20 in the peso-U.S. dollar exchange rate. The most important assumption utilized in our portfolio scenario simulations and sensitivity analysis is the usage of a 100 basis point shift in the yield curve. We use a 100 basis point shift since a sudden shift of this magnitude is considered realistic and would result in significant effects on our financial results.

To determine the percentage of our capital and reserves that is at risk of being lost with each scenario, we utilize the following equation for every scenario:

Where

is the stress-movement in the i-point of the j-currency interest rate point.

is the difference between assets and liabilities that are sensitive to interest rates, within the i-point of the j-currency interest rates curve.

is the implicit duration of all positions that are sensitive to j-currency interest rates.

Our scenario simulation methodology should be interpreted in light of the limitations of our models, which include:

•	The scenario simulation assumes that the volumes remain on balance sheet and that they are always renewed at maturity, omitting the fact that credit risk considerations and pre-payments may affect the maturity of certain positions.

•	The model does not take into consideration the sensitivity of volumes to these shifts in interest rates.

•	The shift is simulated to occur in just one day, and the loss is assumed to happen in the same time period.

Capital Stress Test. In addition, we perform an interest rate stress test on our capital and reserves, consisting of a parallel 200 basis point shift in the interest rate curve. The impact over our capital and reserves cannot be more than 0.2 times our effective equity (as defined under “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Capital Adequacy Requirements”).

Volume Limits

We implement volume limits for a variety of different types of financial investments to encourage diversity in our fixed income portfolio. The A&L Committee has established a series of position limits for each of our investment categories, including Central Bank papers, bonds with government guarantees, mortgage bonds, corporate bonds, bonds issued by financial institutions, and Chilean sovereign bonds. We also utilize volume limits relating to investments in instruments issued by Chilean and foreign entities. For example, we have developed volume limits that cap the size of our fixed income and foreign currency portfolios, as described below.

Fixed Income: Volume. This system is considered to be an additional limit to the size of our trading and available-for-sale portfolios. This measure seeks to allow a reasonable diversification of our fixed income portfolios and convert the portfolios into smaller groups of homogenous instruments. We then limit the size of these smaller groups of homogenous instruments. The volume is controlled by the Control Department and limits are set by the A&L Committee.

Net Foreign Currency Position: Maximum Net Position. We also set an absolute limit on the size of our net foreign currency position. As of December 31, 2004, the limit in effect was US$40 million in net U.S. dollar positions, and the equivalent of US$7 million in our net foreign currency position in currencies other than the U.S. dollar. This limit is a useful measure in limiting our exposure to foreign exchange and interest rate risk. These limits are determined by the A&L Committee and is calculated and monitored daily by the Market Risk and Control Department.

Stop Loss

This tool defines the maximum loss permitted with respect to our net foreign currency position. Once a Stop Loss level is reached, our policy is to make adjustments in our foreign currency-denominated assets or liabilities in order to reduce overall foreign currency exposure. The Stop Loss is activated when the accumulated losses in a period surpass an amount that has been pre-set by the A&L Committee. The following is an example of how the Stop Loss is utilized:

Day	Net Foreign Currencies Position (ThU.S.$)	Monthly Result (difference between purchase price and current price	Stop Loss Limit	% Utilization
January 7	10,000	-30	-150	20%
January 8	12,000	-100	-150	67%
January 9	12,000	-154	-150	103%

In the above example, on January 9 the Stop Loss would be activated because on that date the Monthly Results (-154) exceeded the established Stop Loss limit (112) and management would have reduced the net foreign currency position.

Duration Analysis

We perform duration analysis by monitoring the changes in the present value of the assets in our portfolio associated with changes in the reference yield of 100 basis points, or 1%. Generally, we perform duration analysis on a weekly basis.

Central Central Bank Gap Requirements

The Central Bank has implemented regulations regarding the size of the gaps between our assets and our liabilities. According to Central Bank regulations, the interest rate gap between assets and liabilities in local and foreign currency cannot exceed 8% of a bank’s effective equity. In order to measure this gap, we are required to construct the following table:

Period	Change in Interest rate (basis points)	Sensitivity Factor
Up to 30 days	100	0.00
31 days to 3 months	100	0.15
3 months – 6 months	100	0.34
6 months – 1 year	100	0.68
1-2 years	100	1.30
2-3 years	75	2.04
3-4 years	75	2.69
4-5 years	75	3.27
5-7 years	75	3.99
7-10 years	75	4.89
10-15 years	75	5.69
15-20 years	75	5.95
>20 years	75	5.95

As of December 31, 2004, our interest rate gap calculated according to this methodology was 5.31% of our effective equity.

See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision” for additional information relating to limitations and requirements under Chilean law and Central Bank regulation.

Disclosures Regarding Derivative Financial Instruments

We enter into transactions involving derivative instruments, particularly foreign exchange contracts, as part of our asset and liability management and in acting as a dealer to satisfy our clients’ needs.

Foreign exchange forward contracts involve an agreement to exchange the currency of one country for the currency of another country at an agreed-upon price and settlement date. These contracts are generally standardized contracts, normally for periods between 30 and 90 days and are not traded in a secondary market; however, in the normal course of business and with the agreement of the original counterparty, they may be terminated or assigned to another counterparty.

When we enter into a forward exchange contract, we analyze and approve the credit risk (the risk that the counterparty might default on its obligations). Subsequently, on an ongoing basis, we monitor the possible losses involved in each contract. To manage the level of credit risk, we deal with counterparties of good credit standing, enter into master netting agreements whenever possible and, when appropriate, obtain collateral.

The Chilean Central Bank requires that foreign exchange forward contracts be made only in US dollars and other major foreign currencies. Most of our forward contracts are made in U.S. dollars against the Chilean peso or the UF.

Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown on a net basis under Other assets and Other liabilities.

During 2004 we entered into interest rate swap agreements to manage exposure to fluctuation in interest rates. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are not recognized in the consolidated financial statement.

Our foreign currency futures and forward operations and other derivative products outstanding at December 31, 2004 are summarized below:

Interest rate contracts:

	Number of Contracts	Notional Amounts
		Up to 3 months ThU.S.$	Over 3 months ThU.S.$
Foreign markets:
Interest rate swaps	20	—	228,500

Foreign exchange contracts expressed in the UF and Chilean peso:

	Number of Contracts	Notional Amounts
		Up to 3 months ThU.S.$	Over 3 months ThU.S.$
Chilean market:
Future purchase of foreign currency with UF and peso	43	97,450	59,854
Future sale of foreign currency with UF and peso	117	96,446	210,744
Foreign currency forwards	49	—	228,500

The notional amounts refer to the US dollars bought or sold or to the US dollar equivalent of foreign currency bought or sold for future settlement. The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

Liquidity Management

In addition to the tools we use to control market risk described above, we have also set internal liquidity limits. In particular, our Financial Risk Department measures two liquidity indicators:

Projected Liquidity Requirement. In order to meet regulatory liquidity requirements, we forecast our liquidity needs for subsequent four-week periods. The analysis assumes that the relevant risk factors will remain static during the four-week period. This analysis is designed to reveal potential future gaps between assets and liabilities.

For example, as of December 31, 2004 we had the following four week projection:

	First week of January	Second week of January	Third week of January	Fourth week of January
Excess (Deficit)	96,499	41,424	(47,602)	(38,455)

Internal Index of Liquidity (IIL).  We seek to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated.

Our general policy is to maintain sufficient liquidity to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our working capital needs. As part of this policy, we have developed an internal liquidity model which we refer to as the indicador de liquidez interna (internal liquidity indicator, or ILI). The purpose of the ILI model is to evaluate our funding capacity assuming a hypothetical scenario of illiquidity. Our Financial Risk Department applies the ILI model on a daily basis with respect to hypothetical funding needs over the following 10-day time horizon. In addition, our Financial Risk Department applies the ILI model each month with respect to hypothetical funding needs over the following 6 to 12 months. In addition, our Financial Risk Department regularly monitors the availability of lines of credit from a variety of sources, including insurance companies, AFP and banks. We have also placed limitations on the concentration of liabilities in order to help ensure the diversification of our liabilities. As of December 31, 2004, the application of IIL indicated that our ratio of revenues to expenses in the hypothetical scenario was 4.42 to one.

The minimum amount of liquidity is determined by the reserve requirements set by the Central Bank. These reserve requirements are currently 9.0% of demand deposits and 3.6% of time deposits. We are currently in compliance with these requirements. The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits, to implement monetary policy. In addition, we are subject to a technical requirement applicable to Chilean banks pursuant to which we must hold a certain amount of assets in cash or in highly liquid instruments, if the aggregate amount of the following liabilities exceeds 2.5 times the amount of our capital and reserves:

•	deposits in checking accounts;

•	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

•	other deposits unconditionally payable immediately or within a term of less than 30 days; and

•	time deposits payable within ten days.

Chilean regulations also require that gaps between assets and liabilities maturing within 30 days not exceed a bank’s Net Capital Base and that gaps between assets and liabilities maturing within 90 days not exceed twice a bank’s equity. As of December 31, 2004, the ratio of our gap between 30-day or less liabilities and assets to capital and reserves was 0.57. As of December 31, 2004, the ratio of our gap between 90-day or less liabilities and assets to our capital and reserves was 0.77.

We employ additional methods in order to minimize liquidity risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On November 1, 2004, we completed an offer to exchange one newly registered ADS for each of our then outstanding Rule 144A ADSs. We did not receive any proceeds from the exchange.

ITEM 15. CONTROLS AND PROCEDURES

As of December 31, 2004, we conducted an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the chief financial officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and our chief financial officer concluded that as of the evaluation date, such disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in reports we file or submit under the Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

During 2004, there was no change in our internal control over financial reporting that materially affected, or was reasonably likely to materially affect our financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We believe that all four members of our audit committee each qualify as an “audit committee financial expert” within the meaning of this Item 16A, in that they all have an understanding of Chilean GAAP and financial statements, ability to asses the general application of such principles in the connection with the accounting for estimates, accruals and reserves, significant experience auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the financial statements and experience supervising persons engaged in such activities, an understanding of internal control over financial accounting and reporting and an understanding of the functions of an audit committee.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, chief financial officer, principal accounting officer and persons performing similar functions, as well as to our directors and other employees without exception. A copy of our code of ethics is attached as an exhibit to this annual report.

No amendments have been made nor have any waivers been granted to the code of ethics since its adoption that applies to the persons indicated above.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors, Deloitte, during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Audit fees	Ch$	125.0	Ch$	121.5
Audit-related fees		87.2		254.8
Tax fees		31.2		40.3
Other fees		—

Total fees	Ch$	243.4	Ch$	416.6

Audit fees in the above table are the aggregate fees billed by Deloitte in connection with the audit of our financial statements and services that are normally provided by Deloitte in connection with statutory and regulatory filings or engagements.

Audit-related fees in the above table are the aggregate fees billed by Deloitte for the audit and review of our filings under the Securities Act .

Tax fees in the above table are fees billed by Auditores Asociados Ltda. for overall tax advisory services.

Pre-Approval Policies and Procedures

Our Audit Committee approves all audit, audit-related services, tax services and other services provided by Deloitte. Any services provided by Deloitte that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See the following items at pages F-1 to F-54.

(a)	Report of Independent Registered Public Accounting Firm

(b)	Consolidated Balance Sheets as of December 31, 2004 and 2003

(c)	Consolidated Statements of Income for each of the three years ended December 31, 2004

(d)	Consolidated Statements of Cash Flows for each of the three years ended December 31, 2004

(e)	Consolidated Statements of Changes in Shareholders’ Equity for each of the three years ended December 31, 2004, 2003 and 2002

(f)	Notes to the Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit 1.1	Articles of Incorporation and Bylaws (estatutos sociales) of Corpbanca, including amendment thereto (English language translation).*

Exhibit 2.A.1	Form of Amended and Restated Deposit Agreement, dated as of September 27, 2004, among Corpbanca, The Bank of New York, as depositary, and the registered holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including a form of American Depositary Receipt.**

Exhibit 2.A.2	Form of Corpbanca Share Certificate (English language translation).*

Exhibit 4.A.1	Systems Operations Services Agreement, dated as of March 30, 2001, between IBM de Chile S.A.C. and Corpbanca (English language translation).*

Exhibit 4.A.2	Service Contract, dated as of July 6, 2001, between Corpgroup Interhold S.A. and Corpbanca (English language translation).*

Exhibit 4.A.3	Software Consulting and Development Agreement, “IBS” Integrated Banking System, dated as of October 4, 2001, between Datapro, Inc. and Corpbanca (English language translation).*

Exhibit 4.A.4	Agreement to Participate in the Automated Teller Machine Network Operated by Redbanc S.A., dated as of April 1, 2001, among Redbanc S.A. and Corpbanca (English language translation).*

Exhibit 4.B.1	Stockholders’ Agreement, dated as of May 11, 2004, among Manufacturas Interamericana S.A. and Corp Group Banking S.A. (English language translation).*

Exhibit 8.1	List of subsidiaries of Corpbanca.

Exhibit 11.1	English language translation of Corpbanca’s Code of Ethics.

Exhibit 12.1	Certification of the principal executive officer of Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 12.2	Certification of the principal financial officer of Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 13.1	Certification of principal executive officer of Corpbanca, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2	Certification of principal financial officer of Corpbanca, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our Form 20-F (File No. 001-32305) filed on September 24, 2004.
**	Incorporated by reference to our registration statement on Form F-6 (File No. 333-119251) filed on September 24, 2004.

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF CORPBANCA

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2005

CORPBANCA

By:	/s/ Christian Samsing Stambuk
Name:	Christian Samsing Stambuk
Title:	Chief Executive Officer

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements of Corpbanca and Subsidiaries

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CORPBANCA

We have audited the accompanying consolidated balance sheets of CORPBANCA and its subsidiaries (the “Bank”) as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2004, all expressed in constant Chilean Pesos. These financial statements (including the related Notes) are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Bank at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Chile and the rules of the Superintendencia de Bancos e Instituciones Financieras.

Certain reclassifications have been made to the financial statements previously filed with the Superintendencia de Bancos e Instituciones Financieras solely for the convenience of readers outside Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of shareholders’ equity as of December 31, 2003 and 2004 and the determination of net income for the three years in the period ended December 31, 2004, to the extent summarized in Note 26 and 27.

Our audits also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1s. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

June 24, 2005

Santiago, Chile

CORPBANCA

CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed in millions of constant

Chilean pesos (MCh$) as of December 31, 2004 and thousands of US dollars (ThUS$)

	At December 31,
	2003	2004	2004
	MCh$	MCh$	ThUS$ ( Note 1s)
ASSETS
Cash and due from banks
Non-interest bearing	94,785	143,146	255,696
Interbank deposits-interest bearing	23,373	15,456	27,608

Total cash and due from banks	118,158	158,602	283,304

Investments (Note 5)
Government securities	78,194	88,736	158,505
Investments under agreements to resell	18,364	24,265	43,343
Other financial investments	313,184	340,136	607,570
Investment under agreements to repurchase	62,068	76,257	136,215
Other non-financial investments	2	15	27

Total investments	471,812	529,409	945,660

Loans net (Note 6)
Commercial loans	994,496	1,123,389	2,006,661
Consumer loans	223,580	286,817	512,329
Mortgage loans	313,219	293,350	523,998
Foreign trade loans	142,975	178,662	319,136
Interbank loans	4,100	20,003	35,731
Lease contracts (Note 7)	157,801	179,009	319,756
Factored receivables	38,172	60,118	107,386
Other outstanding loans	41,529	85,891	153,423
Past due loans	26,520	19,643	35,088
Contingent loans	202,534	196,767	351,476
Allowance for loan losses (Note 8)	(45,308)	(41,611)	(74,328)

Total loans, net	2,099,618	2,402,038	4,290,656

Other assets
Bank premises and equipment, net	32,417	31,715	56,651
Assets received in lieu of payment	6,237	4,308	7,695
Assets to be leased	23,730	3,311	5,914
Investments in other companies (Note 10)	1,433	1,664	2,973
Other (Note 11)	102,922	70,537	125,997

Total other assets	166,739	111,535	199,230

TOTAL ASSETS	2,856,327	3,201,584	5,718,850

The accompanying Notes are an integral part of these consolidated financial statements.

CORPBANCA

CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed in millions of constant

Chilean pesos (MCh$) as of December 31, 2004 and thousands of US dollars (ThUS$)

	At December 31,
	2003	2004	2004
	MCh$	MCh$	ThUS$ (Note 1s)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Non-interest bearing
Current accounts	123,467	130,760	233,571
Banker’s drafts and other deposits	99,950	131,406	234,725

Total non-interest bearing	223,417	262,166	468,296

Interest bearing
Saving accounts and time deposits (Note 12)	1,435,216	1,610,260	2,876,337

Total deposits	1,658,633	1,872,426	3,344,633

Other interest bearing liabilities (Note 12)
Credit lines for renegotiations of loans	36	4	7
Other Central Bank borrowings	—	26,104	46,628

Total Central Bank borrowings	36	26,108	46,635

Investments under agreements to repurchase	63,259	80,779	144,292
Mortgage finance bonds	284,723	320,139	571,850
Other borrowing
Subordinated bonds	48,502	46,290	82,686
Borrowings from domestic financial institutions	71,186	18,132	32,388
Foreign borrowings	162,928	221,822	396,231
Other obligations	10,673	13,046	23,304

Total other borrowings	293,289	299,290	534,609

Total other interest bearing liabilities	641,307	726,316	1,297,386

Other liabilities
Contingent liabilities (Note 11)	202,654	196,918	351,746
Other (Note 11)	6,237	29,528	52,745

Total other liabilities	208,891	226,446	404,491

Contingencies and commitments (Note 22)	—	—	—

Total liabilities	2,508,831	2,825,188	5,046,510

Shareholders’ equity (Note 15)
Capital and reserves	296,834	322,397	575,884
Other reserves	(715)	3,232	5,773
Net income for the year	51,377	50,767	90,683

Total shareholders’ equity	347,496	376,396	672,340

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,856,327	3,201,584	5,718,850

The accompanying Notes are an integral part of these consolidated financial statements.

CORPBANCA

CONSOLIDATED STATEMENTS OF INCOME

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2004 and thousands of US dollars (ThUS$)

	Year ended December 31,
	2002	2003	2004	2004
	MCh$	MCh$	MCh$	ThUS$ (Note 1s)
Interest revenue and expense
Interest revenue (Note 27)	186,546	159,302	190,820	340,854
Interest expense	(84,236)	(61,311)	(78,894)	(140,925)

Net interest revenue	102,310	97,991	111,926	199,929

Provision for loan losses (Note 8)	(23,739)	(26,179)	(18,119)	(32,365)

Fees and income from services (Note 17)
Fees and other services income	22,969	25,804	22,047	39,382
Fees and other services expenses	(2,597)	(3,269)	(3,193)	(5,704)

Total fees income and expenses from services, net	20,372	22,535	18,854	33,678

Other operating income
Gains from trading activities	18,469	21,974	21,262	37,980
Losses from trading activities	(3,826)	(10,461)	(11,092)	(19,813)
Foreign exchange transactions, net	(1,883)	9,763	1,263	2,256
Other operating income	2,205	2,961	3,452	6,166
Other operating expenses	(4,168)	(5,088)	(8,212)	(14,669)

Total other operating income, net	10,797	19,149	6,673	11,920

Other income and expenses
Non-operating income (Note 18)	2,249	2,374	2,753	4,917
Non-operating expenses (Note 18)	(21,305)	(4,264)	(4,742)	(8,470)
Income attributable to investments in other companies (Note 10)	161	215	225	402

Total other income and (expenses), net	(18,895)	(1,675)	(1,764)	(3,151)

Operating expenses
Personnel salaries and expenses	(30,352)	(31,400)	(33,173)	(59,256)
Administrative and other expenses	(18,570)	(19,269)	(15,883)	(28,371)
Depreciation and amortization	(5,723)	(5,354)	(4,782)	(8,542)

Total operating expenses	(54,645)	(56,023)	(53,838)	(96,169)

Net loss from price-level restatement (Note 24)	(2,092)	(2,294)	(6,453)	(11,527)

Income before income taxes	34,108	53,504	57,279	102,315
Income taxes (Note 21)	1,543	(2,127)	(6,512)	(11,632)

Reversal of voluntary reserves	1,146	—	—	—

Net income for the year	36,797	51,377	50,767	90,683

The accompanying Notes are an integral part of these consolidated financial statements.

CORPBANCA

Consolidated Statements Of Cash Flows

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2004 and thousands of US dollars (ThUS$)

	Year ended December 31,
	2002	2003	2004	2004
	MCh$	MCh$	MCh$	ThUS$ (Note 1s)
CASH FLOW FROM OPERATING ACTIVITIES:

Net income	36,797	51,377	50,767	90,683
Charge (credit) to income not representing cash flow:
Depreciation and amortization	5,723	5,354	4,782	8,542
Provisions and charge-offs of assets at risk	31,333	32,611	25,655	45,826
Reversal of voluntary reserves	(1,146)	—	—	—
Adjustment to market value financial investments of trading portfolio	(1,370)	713	449	802
Income taxes	(1,543)	2,127	6,512	11,632
Amortization of goodwill on investments in companies	17,718	1,205	1,183	2,113
Charge-off of other assets	1,859	1,844	1,919	3,428
Gain from investments in companies	(161)	(215)	(225)	(402)
Gain on sale of assets received in payment	(895)	(2,075)	(440)	(786)
(Gain) loss on sale of fixed assets	(619)	73	20	36
Net loss from price-level restatement	2,092	2,294	6,453	11,527
Other charges (credits) that do not require (generate) cash	2,097	(12,407)	(2,617)	(4,675)
Net change-interest, indexation adjustment and commissions accrued on assets and liabilities	4,497	(4,256)	1,177	2,102

Net cash provided by operating activities	96,382	78,645	95,635	170,828

CASH FLOW FROM INVESTING ACTIVITIES:
(Increase) in loans (net)	(276,819)	(393,250)	(361,463)	(645,666)
(Increase) decrease in other credit operations (net)	(5,111)	16,464	(22,629)	(40,421)
(Increase) in investments (net)	(6,238)	(191,547)	(36,827)	(65,782)
Purchase of fixed assets	(2,779)	(4,726)	(2,338)	(4,176)
Proceeds from sale of fixed assets	1,307	352	173	309
Investments in companies	—	—	(219)	(391)
Dividends received from investment in companies	51	179	168	300
Sale of fixed assets received in lieu of payment or in foreclosure	3,926	6,886	4,511	8,058
Increase in (other assets) and liabilities (net)	(5,260)	(49,934)	36,668	65,498

Net cash used in investing activities	(290,923)	(615,576)	(381,956)	(682,271)

CASH FLOW FROM FINANCING ACTIVITIES:
Increase in current accounts (net)	4,535	1,836	10,433	18,636
Increase in deposits and borrowings (net)	102,390	314,597	207,396	370,462
Increase (decrease) in other sight or term obligations (net)	47,364	(5,607)	33,637	60,084
Increase (decrease) of other liabilities from brokerage of instruments	(1,744)	12,451	19,303	34,480
Increase loans from Central Bank (short-term)	—	—	26,430	47,211
Increase (decrease) of short-term foreign loans (net)	(29,531)	37,566	(8,979)	(16,039)
Issue of mortgage notes	186,811	419,054	173,981	310,775
Redemption of mortgage notes	(184,665)	(326,666)	(135,277)	(241,640)
Increase (decrease) in other short-term liabilities	(52,253)	55,459	(53,405)	(95,395)
Repayment of Central Bank borrowings ( long-term)	(420)	(504)	(32)	(57)
Redemption of bonds	—	(15,495)	(2,272)	(4,058)
Loans obtained abroad (long-term)	69,761	84,286	181,668	324,506
Repayment of foreign borrowings (long-term)	(5,318)	(48,738)	(103,446)	(184,781)
Other borrowings (long-term)	6,699	5,724	8,751	15,631
Repayment of other borrowings (long-term)	(14,102)	(5,931)	(4,368)	(7,802)
Capital paid-in	112,714	—	—	—
Dividends paid	(15,220)	(18,458)	(25,814)	(46,110)

Net cash provided by financing activities	227,021	509,574	328,006	585,903

NET CASH FLOW	32,480	(27,357)	41,685	74,460
INFLATION EFFECT ON CASH AND CASH EQUIVALENTS	979	(99)	(1,241)	(2,217)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	33,459	(27,456)	40,444	72,243
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	112,155	145,614	118,158	211,061

CASH AND CASH EQUIVALENTS AT END OF YEAR	145,614	118,158	158,602	283,304

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	88,689	90,392	104,140	186,021

Taxes	534	619	727	1,299

The accompanying Notes are an integral part of these consolidated financial statements.

CORPBANCA

Consolidated Statements of Changes in Shareholders’ Equity

Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2004

(except for number of shares)

	Number of shares	Paid-in capital	Reserves	Other reserves	Income for the year	Total
	Millions	MCh$	MCh$	MCh$	MCh$	MCh$
Balances, January 1, 2002 (historical)	170,449.3	124,661	16,610	118	28,444	169,833
Net income from prior year	—	—	28,444	—	(28,444)	—
Dividends paid	—	—	(14,222)	—	—	(14,222)
Capitalization of reserves	—	30,831	(30,831)	—	—	—
Subscription and payment of shares	56,460.0	107,274	1,733	—	—	109,007
Price – level restatement	—	4,562	(59)	—	—	4,503
Fluctuation in value of financial investments	—	—	—	(854)	—	(854)
Net income for the year	—	—	—	—	35,553	35,553

Balances, for December 31, 2002	226,909.3	267,328	1,675	(736)	35,553	303,820

Balance at December 31, 2002 restated in constant Chilean pesos of December 31, 2004		276,684	1,734	(762)	36,797	314,453

Balances, January 1, 2003 (historical)	226,909.3	267,328	1,675	(736)	35,553	303,820
Net income from prior year	—	—	35,553	—	(35,553)	—
Dividends paid	—	—	(17,777)	—	—	(17,777)
Price – level restatement	—	2,674	141	—	—	2,815
Fluctuation in value of financial investments	—	—	—	38	—	38
Net income for the year	—	—	—	—	50,124	50,124

Balances, for December 31, 2003	226,909.3	270,002	19,592	(698)	50,124	339,020

Balance at December 31, 2003 restated in Constant Chilean pesos of December 31, 2004		276,752	20,082	(715)	51,377	347,496

Balances, January 1, 2004 (historical)	226,909.3	270,002	19,592	(698)	50,124	339,020
Net income from prior year	—	—	50,124	—	(50,124)	—
Dividends paid	—	—	(25,062)	—	—	(25,062)
Price – level restatement	—	6,750	991	—	—	7,741
Fluctuation in value of financial investments	—	—	—	3,930	—	3,930
Net income for the year	—	—	—	—	50,767	50,767

Balances, for December 31, 2004	226,909.3	276,752	45,645	3,232	50,767	376,396

The accompanying Notes are an integral part of these consolidated financial statements.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2004 (except as indicated)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation

CORPBANCA is a corporation organized under the laws of the Republic of Chile whose stock is quoted on the Santiago Stock Exchange and the Chilean Electronic Exchange. It is regulated by the Chilean Superintendencia de Bancos e Instituciones Financieras (hereinafter the Chilean Superintendency of Banks). CORPBANCA and its subsidiaries (collectively referred to herein as the “Bank”) offer general commercial and consumer banking services and provide other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment funds management and investment banking.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile and regulations of the Chilean Superintendency of Banks, collectively referred to as “Chilean GAAP.”. The consolidated financial statements have been translated into English, certain reclassifications have been made and certain subtotals and clarifying account descriptions have been added.

The consolidated financial statements include CORPBANCA and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in the consolidation. The majority interests of CORPBANCA as of December 31, 2003 and 2004 were as follows:

	Ownership
	2003	2004
	%	%
Corp Corredores de Bolsa S.A.	100.00	100.00
Corp Administradora General de Fondos S.A.	100.00	100.00
Corp Asesorías Financieras S.A.	100.00	100.00
Corp Corredores de Seguros S.A.	100.00	100.00

b. Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles in Chile requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We have established allowances to cover probable loan losses in accordance with regulations issued by the Chilean Superintendency of Banks. These regulations require us to estimate allowances based on an individual and group classification system as explained in Note 1m. As further explain in Note 1m, Superintendency of Banking rules for the years ended December 31, 2002 and 2003 required us to estimate the allowance for loan losses based on individual and global specifications.

As described above, the allowance for loan losses requires us to make estimates and, consequently, we regularly evaluate our allowance for loan losses by taking into consideration factors such as changes in the nature and volume of our loan portfolio, trends in forecasted portfolio credit quality and economic conditions that may affect our borrowers’ ability to pay. Increases in our allowance for loan losses are reflected as provisions for loan losses in our income statement. Loans are charged off when management determines that the loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the allowance for loan losses.

In certain cases Chilean GAAP requires that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or in the case of a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available quoted market prices in active markets have been used as the basis for the measurement, however, where quoted market prices in active markets are not available the Bank has estimated such values based on the best information available.

c. Price-level restatement

The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are restated in terms of the general purchasing power of the Chilean peso (“constant pesos”) using changes in the Chilean consumer price index (“CPI”) as follows:

•	Non monetary assets, Non monetary liabilities and shareholders’ equity accounts are restated in terms of year-end purchasing power.

•	Consistent with general banking practices in Chile, no specific purchasing power adjustments of income statement amounts are made.

•	Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.

•	The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.

•	All the amounts contained in the accompanying consolidated financial statements have been restated in constant Chilean pesos as of December 31, 2004. This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

The general price-level restatements are calculated using the official CPI of the Chilean National Institute of Statistics and are based on the “prior month rule”, in which the inflation adjustments at any balance sheet date are based on the consumer price index at the close of the preceding month. The CPI is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. The values of the CPI used for price-level restatement purposes are as follows:

Year	Index *	Change in index
		%
2002	113.36	3.0
2003	114.44	1.0
2004	117.28	2.5

*	Index as of November 30 of each year, under the prior month rule described above.

The price-level adjusted consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

For comparison purposes, the financial statements and their respective notes are adjusted by the percentage changes in the CPI to December 31, 2004 as follows:

Year	Adjustment Factor
2002	3.5	(1)
2003	2.5

(1)	Equivalent to the amounts for 2002, multiplied by the change in the CPI for 2003 and then by the change in the CPI for 2004.

d. Index-linked assets and liabilities

Certain of the Bank’s interest-earning assets and interest-bearing liabilities are expressed in index-linked units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (UF), a unit of account which changes daily from the tenth day of the current month to the ninth day of the next month, to reflect the changes in the Chilean CPI over the previous month. The carrying amounts of such assets and liabilities change with the changes in the UF and serve to offset the price-level restatement gains or losses from holding such assets and liabilities. As the Bank’s UF assets exceed its UF liabilities, any increase in the index results in a net gain on indexation. Values for the UF as of December 31 of each year are as follows in historical Chilean pesos:

Year	Ch$
2002	16,744.12
2003	16,920.00
2004	17,317.05

e. Interest revenue and expense recognition

Interest revenue and expense are recognized on the accrual basis using the effective interest method. The carrying amounts of loans, investments and liabilities include accrued interest and the indexation adjustment applicable to balances that are denominated in UFs or other indices. The effect of changes in the UF index on interest-earning assets and interest-bearing liabilities is reflected in the income statement as an increase or decrease in interest revenue or expense.

The Bank suspends the accrual of interest and indexation adjustment of principal on loan installment payments due beginning on the first day that such loan installment payments are overdue. The Bank continues to accrue interest and indexation on the principal payments not yet overdue for those loans that have installments overdue unless the Bank believes those amounts are uncollectible. Interest accrued prior to the loan becoming overdue remains on the Bank’s books and is considered to be a part of the loan balance when determining the allowance for loan losses. Payments received on overdue loans are first applied to reduce the recorded balance of accrued interest receivable, if any, and thereafter are recognized as income to the extent of interest earned but not recorded. Accrued interest and indexation adjustments are included in the Bank’s recorded investment in the loan for the purpose of determining the required allowance for loan losses.

f. Foreign currency and derivative activities

The Bank enters into derivative instrument contracts on its own behalf and on behalf of its customers, mainly corporate clients of the import sector. These transactions generally consist of forward foreign exchange contracts which are of two types: (i) transactions covering two non-Chilean currencies and (ii) transactions covering Chilean pesos against the U.S. dollar.

Forward contracts covering non-Chilean foreign currencies and U.S. dollars are reported at fair value with realized and unrealized gains and losses on these instruments recognized in other income. Forward contracts between the U.S. dollar and the Chilean peso are valued at the closing spot exchange rate of each balance sheet date with the initial discount or premium being amortized over the life of the contract in accordance with the Chilean Superintendency of Banks.

In addition, the Bank makes loans and accepts deposits in amounts denominated in foreign currencies, principally the US dollar. Such assets and liabilities are translated at the applicable rate of exchange at the balance sheet date.

The amount of net gains and losses on foreign exchange includes the recognition of the effects that variations in the exchange rates have on assets and liabilities denominated in foreign currencies and the gains or losses on foreign exchange spot and forward transactions undertaken by the Bank.

g. Financial investments

Investments in financial instruments with a secondary market held by the Bank are presented at market value in accordance with specific instructions of the Superintendency of Banks. Such instructions call for the recognition of the adjustments to market value against income for the year, unless permanent investments are involved, in which case, under certain limitations, the aforementioned adjustments can be made directly against equity in “Fluctuations in value of financial investments”. Investment securities maintained by the Bank’s subsidiaries are carried at the lower of price-level restated cost or market value.

The adjustment resulted in a net charge to income for the year 2004 of MCh$449 (net credit of MCh$713 in 2003 and net credit MCh$1,371 in 2002) which is included in operating income in “Gains or losses from trading securities”. For permanent investments, the adjustment resulted in a net credit of MCh$3,930 against equity (net credit in 2003 of MCh$38 - historical amount).

The Bank enters into security repurchase agreements as a form of borrowing. In this regard, the Bank’s investments that are sold subject to a repurchase obligation and that serve as collateral for the borrowing are reclassified as “investment under agreements to repurchase” and are carried at market value. The liability for the repurchase of the investment is classified as “investments under agreements to repurchase” and is carried at cost plus accrued interest.

All other financial investments are carried at acquisition cost plus accrued interest and UF indexation adjustments, as applicable.

The Bank also enters into resale agreements as a form of investment. Under these agreements the Bank purchases securities, which are included as assets under the caption “investments under agreements to resell”.

h. Leasing contracts

The Bank leases certain property that meets the criteria for direct financing leases. At the time of entering into a direct financing lease transaction, the Bank records the minimum lease payments receivable as unearned income. Generally, the lessee acquires the lease asset by remitting all lease payments due. There are no significant residual values assumed by the Bank. Unearned income represents the excess of the gross finance receivable plus the estimated residual value over the cost of the property acquired. Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment in the direct financing lease. The net investment in financing leases is included in the account “Lease Contracts” in the loan section of the consolidated balance sheet.

i. Factored receivables

Factoring receivable loans are valued at the amount disbursed to the borrower. The price difference between the amounts disbursed and the actual value of the receivables is earned and recorded as interest income over the financing period. The borrowers are responsible for the payments of the loans if the receivables are not collected.

j. Bank premises and equipment

Premises and equipment are stated at acquisition cost net of accumulated depreciation and have been restated for price-level changes. Depreciation is calculated on a straight-line method over the estimated useful lives of the underlying assets.

The costs of maintenance and repairs are charged to expense. The costs of significant refurbishment and improvements are capitalized and are then amortized over the period of the benefit on a straight-line basis.

k. Investments in other companies

Shares or rights in companies that are integral to the operations of the Bank, where the Bank holds a less than majority interest, are accounted for under the equity method. Other minority investments are carried at cost restated for price-level changes.

l. Goodwill from investments in related companies

Goodwill arising from investments in related companies and the premium paid for the acquisition of the Consumer Credit Division of Corfinsa, is amortized over a period of ten years.

In 2002, the Bank fully amortized remaining goodwill resulting from the acquisition of Financiera Condell S.A., in an additional amount of MCh$13,675.

The excess purchase price paid as a result of the recognition of the deterioration in quality of the portfolio of Financiera Condell S.A. is amortized over six years starting August 1, 1999, following instructions of the Superintendency of Banks.

m. Allowance for loan losses

Effective beginning January 1, 2004, the Chilean Superintendency of Banks instituted a new classification system for commercial borrowers (using individual or group evaluation techniques). New regulations of banks changed the manner in which banks were required to calculate global allowances. These new regulations provide that the amount of global allowances be recorded according to a fixed loan categorization schedule. While the level of detail in the statutory loan category schedules limits management´s discretion regarding the category to which a given loan could correspond, our management is required to make estimates and judgment about inherently subjective matters in determining the classification of individual loans and such classification affects the determination of the allowance for loan losses.

Under current regulations, the levels of required allowances for commercial loans less than Ch$200 million and all consumer loans and mortgage loans are to be determined by the bank. This determination is made according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models: (i) a model based on the characteristics of the borrower and its outstanding loans, and/or (ii) a model based on the behavior of a group of loans. For the first model, the borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level. For the second model, loans with analogous past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.

Current regulations no longer permit the voluntary maintenance of additional allowances for loan losses in excess of the amounts required under the regulations.

We began provisioning in accordance with current regulations as of January 1, 2004. The current classification system has not resulted in any significant change in our allowances for loan losses.

For purposes of the financial information presented in this report, as of and for the years ended December 31, 2002 and 2003, the Bank applied regulations of the Chilean Superintendency of Banks applicable at the time. These regulations required the Bank to estimate the allowance for loan losses based on a global and individual allowance methodology prescribing application of risk indices to calculate the global allowance and requiring 100% provisioning of uncollateralized loans over 90 days overdue.

Until December 31, 2003, the allowances for losses was determined as follows:

Global loan loss allowance

A global allowance is calculated by multiplying the Bank’s outstanding loans by the greater of its “risk index” and 0.75%. The Bank’s risk index is based upon a classification of a portion of its customers’ outstanding loans into five categories based upon risk of loss for commercial loans and overdue status for consumer and residential mortgage loans. The classifications for risk index purposes must include the largest commercial loans that represent at least 75% of the commercial loan portfolio and 100% of consumer and residential mortgage loans.

Once the customers’ outstanding loans have been classified, certain required percentage allowances applicable to the relevant categories are applied. The resulting weighted average allowance rate is the risk index utilized in the calculation of the global loan loss allowance

Individual loan loss allowance

Once a loan is overdue for 90 days or more, a specific allowance is calculated for 100% of the uncollateralized portion of the loan. Individual loan loss allowances are required only to the extent that, in the aggregate, they exceed the global loan loss allowance.

Additional provisions for loan losses

These allowances correspond to:

•	special allowances related to consumer loans and mortgage loans, which consider variables other than the client’s payment behavior,

•	special allowances related to non-classified commercial loans, which are calculated on an aggregated basis considering variables, such as the payment behavior of the client with us and within the financial system, and existing guarantees, and

•	allowances for country risks for certain international transactions.

Voluntary	reserves

In accordance with the General Banking Law, financial institutions may establish special provisions, called “Voluntary reserves”, which can be considered as part of the effective equity for purposes of complying with certain regulations of that Law. The amount provided at year-end and effects on the year’s income are shown in the consolidated balance sheet and the consolidated statement of income.

Charge-offs and recoveries

In accordance with the regulations of the Superintendency of Banks the Bank charges off loans or portions thereof when collection efforts have been exhausted. Under the rules and regulations established by the Superintendency of Banks, charge-offs must be made within the following maximum prescribed limits:

•	24 months after a loan is past due (3 months for consumer loans) for loans without collateral;

•	36 months after a loan is past due for loans with collateral.

The Bank will also charge-off commercial loans prior to the meeting of this criteria when the Bank no longer considers such loans or portions thereof to be collectible.

n. Fees and expenses related to loans and services

As from January 1, 2000, fees and expenses related to loans, as well as fees for services rendered, are deferred and recognized to income over the term of the loans to which they relate, and to the period that the services are performed. In accordance with the regulations of the Superintendency of Banks, the Bank does not defer these fees and expenses because the amount is not material.

The Bank derives fees and income from services from various sources including checking account fees, commissions, fees related to credit card, line of credit and other lending activities and fees for use of automated teller cards, as well as other services. Fees and income from services are recognized as they are earned based on contractual terms, as the transaction occurs or as the service is provided.

o. Deferred taxes

The effects of deferred taxes arising from temporary differences between the tax and the book basis are recorded on the accrual basis in conformity with Technical Bulletin Nº 60 of the Colegio de Contadores de Chile A.G., and its complements and with instructions of the Superintendency. In accordance with Technical Bulletin Nº 71 of the Colegio de Contadores de Chile A.G., starting 2001 deferred taxes are accounted for by applying the income tax rate for the year in which the corresponding temporary difference that produced the aforementioned taxes will reverse.

As a transitional provision to reduce the impact of adoption of this standard, the Bank was permitted to record a contra (“complementary”) asset or liability as of the date of implementation of the new accounting standard, January 1, 1999, related to the effects of deferred income taxes from prior years. These complementary assets and liabilities are to be amortized over the average estimated period of reversal of the temporary differences which generate the future income tax asset or liability.

p. Assets received in lieu of payment

Assets received in lieu of payment are carried at the lower of price-level restated cost and the market value of such assets, considered as a whole. Assets that have not been sold within one year are written-off on a straight-line basis over 18 months, as instructed by the Superintendency of Banks.

q. Vacation expense

The annual cost of employee vacations and benefits is recorded on the accrual basis.

r. Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. For the years ended December 31, 2002, 2003 and 2004 the consolidated statements of cash flows have been prepared in accordance with Technical Bulletin N° 65 of the Chilean Association of Accountants.

s. Convenience translation to U.S. dollars

The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2004 observed exchange rate of Ch$559.83 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

NOTE 2 - ACCOUNTING CHANGE

•	As established in Circular No. 3,189 and 3,246 of the Chilean Superintendency of Banks, starting January 1, 2004, the Bank modified the basis for calculation of the allowance for loan losses as described in Note 1 m.

Although these Circulars substantially changed the methodology under which the provisions must be established, the application of the new methodology did not have any significant effects on the Bank’s income nor, on the date of transition did it cause significant adjustments to the allowance for loan losses as recorded under the previously enacted Superintendency of Banking’s rules.

NOTE 3 - SIGNIFICANT EVENTS

•	In an Ordinary Meeting of Shareholders on February 20, 2004, the Board of Directors of CORPBANCA was renewed and the following Directors were elected for a period of 3 years:

Directors	Alternate Director
Messrs.:	Mr.:
Carlos Abumohor Touma	Juan Rafael Gutiérrez Avila
Fernando Aguad Dagach
Julio Barriga Silva
René Cortázar Sanz
Carlos Massad Abud
Odde Rishmague Rishmague
Francisco Rosende Ramírez
Alvaro Saieh Bendeck
Jorge Andrés Saieh Guzmán
Jorge Selume Zaror
Hernán Somerville Senn

•	In a meeting of the Board of Directors on March 2, 2004, the following appointments were made in the Board of Directors of CORPBANCA:

President	Carlos Abumohor Touma
First Vice-president	Alvaro Saieh Bendeck
Second Vice-president	Jorge Andrés Saieh Guzmán

•	On June 4, 2004, exempt resolution 271 of the Superintendence of Securities and Insurance approved the amended by-laws of the company “Corp Administradora de Fondos Mutuos S.A.”, agreed to in the Extraordinary Meeting of Shareholders held on March 22, 2004, drawn up as a public deed on March 25, 2004 and supplemented by public deed dated April 21, 2004, consisting of a change in the type of administrative company to make it a General Fund Administrator, as provided for in Section XXVII of Law 18.045; and to that end amending the purpose and name of the company, which is now called “Corp Administradora General de Fondos S.A”.

•	On September 28, 2004, CORPBANCA communicated the following significant event:

Continuing with the listing process in the United States of America for CORPBANCA to be incorporated as a company issuing shares traded in international stock exchanges through American Depositary Receipts (ADRs), such ADRs have been registered with the Securities and Exchange Commission (SEC). To that end, the ADR plan issued according to Regulation S has been amended in accordance with the Securities Act of 1933 of the United States of America, so as to include such ADRs in the aforementioned registration with SEC.

Likewise, each holder of ADRs under Rule 144 A will be offered the possibility of exchanging them for those registered with the Securities and Exchange Commission.

•	On November 2, 2004, CORPBANCA communicated the following significant event:

The deadline stipulated for holders of American Depositary Shares, ADSs, under Rule 144A to change them for those ADSs registered with the Securities and Exchange Commission (SEC) has expired. Thus, the above process has been completed, with all ADSs under Rule 144A having been exchanged.

As a result of the exchange, the total number of registered ADSs at November 1, 2004 is 2,701,040, each representing 5,000 CORPBANCA shares. This total includes the number of ADSs issued previously under Regulation S, which were also registered with SEC.

Finally, these ADSs have been registered with the New York Stock Exchange (NYSE), coming into effect as of November 1, 2004. Thus, CORPBANCA shares may be traded in international stock exchanges as ADSs.

NOTE 4 - CASH AND DUE FROM BANKS

In accordance with the rules of the Superintendency of Banks, the Bank must maintain certain balances in its account with the Central Bank as compulsory reserves. The required balances are based upon specified financial criteria, including the level of the Bank’s assets, the amount of its foreign borrowings and its average liabilities. Compulsory reserves amounts totaled MCh$118,158 and MCh$158,602 as of December 31, 2003 and 2004, respectively.

NOTE	5 - FINANCIAL INVESTMENTS

	As of December 31,
	2003	2004
	MCh$	MCh$
Central Bank and Government Securities
Marketable debt securities (1)	78,194	88,736
Investment under agreements to repurchase (2)	29,280	9,889
Investments under agreements to resell	18,364	19,889

Subtotal	125,838	118,514

Corporate securities
Marketable securities (1)	237,636	268,214
Investment under agreements to repurchase (2)	32,788	66,368
Investments under agreements to resell	—	4,376
Other investments	2,858	3,713

Subtotal	273,282	342,671

Time deposits in Chilean institutions	72,692	68,224

Total	471,812	529,409

(1)	Including market value adjustment.
(2)	Under Chilean GAAP, investment securities that are sold subject to repurchase agreements are reclassified from their investment category to “investments under agreements to repurchase.”

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or permanent. The related amounts are as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$
Permanent	206,751	264,775
Trading	265,061	264,634

Total	471,812	529,409

NOTE 6 - LOANS

The loans on the accompanying consolidated balance sheets are comprised of the subcategories as described below.

Commercial loans are long-term and short-term loans made to companies and businesses. These loans are granted in Chilean pesos, UF and Foreign currencies on floating or fixed rate basis to finance working capital or investments.

Consumer loans are mainly loans to individuals granted in Chilean pesos, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services. Credit card balances subject to interest charges are also included in this category.

Mortgage loans are inflation indexed, fixed rate, long-term loans with monthly payments of principal and interest collateralized by a real property mortgage. Certain of these loans are specifically funded through the issuance of mortgage finance bonds, which are bonds generally issued to third party investors in order that the Bank finance its loans to property owners. At the time of issuance, the amount of a mortgage loan cannot exceed 75% of the value of the property.

Foreign trade loans are fixed rate, short-term loans granted in foreign currencies (principally U.S. dollars) to finance imports and exports.

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Leasing contracts are agreements for financing leases of capital equipment and other property.

Factoring receivable loans are agreements for short term financing operations and are valued at the amount disbursed to the borrower. The price difference between the amounts disbursed and the actual value of the receivables is earned and recorded as interest income over the financing period. The borrowers are responsible for the payments of the loans if the receivables are not collected.

Other outstanding loans principally include current account overdrafts, bills of exchange and mortgage loans that are financed by the Bank’s general borrowings.

Past due loans include, with respect to any loan, the amount of principal and interest that is 90 days or more overdue, and do not include the installments of such loan that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.

Contingent loans consist of open and unused letters of credit together with guarantees granted by the Bank in Ch$, UF and foreign currencies (principally U.S. dollars).

The following table summarizes the most significant loan concentrations, expressed as a percentage of total loans, excluding contingent loans and before the allowance for loan losses.

	As of December 31,
	2003	2004
	MCh$	MCh$
Financial services	14.5%	15.5%
Consumer credit	11.6	12.8
Community, social and personal services	14.4	12.7
Commerce	10.8	10.2
Construction	10.0	8.4
Lease contracts	8.1	8.0
Factoring	2.0	2.7
Manufacturing	7.0	7.0
Agriculture, livestock, agribusiness, fishing	6.7	5.6
Transport, storage and communications	3.2	3.8
Electricity, gas and water	3.1	3.1
Residential mortgage loans	5.8	7.9
Mining and petroleum	2.8	2.3

Total	100.0%	100.0%

A substantial amount of the Bank’s loans are to borrowers doing business in Chile.

NOTE 7 - LEASE CONTRACTS

The amounts shown as leasing contracts are amounts receivable under lease agreements and have the following maturities as of December 31, 2004 and 2003. Unearned interest presented in the table corresponds to the interest to be earned in each period.

	As of December 31, 2003			As of December 31, 2004
	Total Receivable	Unearned income	Net lease receivable	Total receivable	Unearned income	Net lease receivable
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Due within one year	53,727	(15,800)	37,927	60,869	(16,667)	44,202
Due after 1 year but within 2 years	41,333	(11,927)	29,406	44,989	(12,216)	32,773
Due after 2 years but within 3 years	27,436	(8,332)	19,104	32,397	(8,574)	23,823
Due after 3 years but within 4 years	18,619	(5,848)	12,771	23,482	(6,032)	17,450
Due after 4 years but within 5 years	14,119	(4,412)	9,707	15,649	(4,101)	11,548
Due after 5 years	64,118	(15,232)	48,886	61,769	(12,556)	49,213

	219,352	(61,551)	157,801	239,155	(60,146)	179,009

Leased assets consist principally of real estate, industrial machinery, vehicles and computer equipment.

NOTE 8 - ALLOWANCE FOR LOAN LOSSES

The changes in the allowance for loan losses are as follows:

	Year ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Balance as of January 1	33,907	39,249	45,308
Price-level restatement (1)	(955)	(379)	(1,104)
Charge-offs	(21,373)	(20,048)	(21,923)
Allowances established	29,578	31,464	27,316
Allowances released	(1,908)	(4,978)	(7,986)

Balance as of December 31	39,249	45,308	41,611

(1)	Reflects the effect of inflation on the allowance for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2004.

The allowance for loan losses includes MCh$1,577 and MCh$1,860 related to lease operations as of December 31, 2003 and 2004, respectively.

The allowance for loan losses included in the results of operations for the periods indicated is as follows:

	Year ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Allowance established	29,578	31,464	27,316
Allowance established for assets received in lieu of payment	3,143	5,198	3,563
Direct charge-offs	520	927	2,762
Allowance released	(1,908)	(4,978)	(7,986)
Recovery of loans previously charge off	(7,594)	(6,432)	(7,536)

Net charge to income	23,739	26,179	18,119

Recovery of loans previously charged-off includes the following items:

	Year ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Loans previously charged-off	7,411	6,432	7,536
Recoveries of loans purchased by the Central Bank	183	—	—

Total	7,594	6,432	7,536

NOTE 9 - BANK PREMISES AND EQUIPMENT, NET

The major categories of Bank premises and equipment, net of accumulated depreciation, are as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$
Land and buildings	23,819	22,953
Furniture and fixtures	5,605	5,958
Machinery and equipment	438	351
Vehicles	60	10
Others	2,495	2,443

	32,417	31,715

NOTE 10 - INVESTMENTS IN OTHER COMPANIES

Investments in other companies consist of the following:

	As of December 31,
	Ownership interest		Participation in net income			Investment Book value
	2003	2004	2002	2003	2004	2003	2004
	%	%	MCh$	MCh$	MCh$	MCh$	MCh$
Transbank S.A.	8.72	8.72	66	66	66	434	432
Nexus S.A.	12.90	12.90	25	73	86	505	533
Combanc S.A	—	13.67	—	—	—	—	220
Bolsa de Comercio de Santiago (Stock Exchange)	2.08	2.08	46	45	47	279	279
Bolsa Electrónica de Chile.	2.50	2.50	—	—	1	64	65

Total investments in other companies accounted for under the equity method			137	184	200	1,282	1,529
Other investments carried at cost			24	31	25	151	135

Total			161	215	225	1,433	1,664

NOTE 11 - OTHER ASSETS AND OTHER LIABILITIES

a) Other assets

	As of December 31,
	2003	2004
	MCh$	MCh$
Amounts receivable under spot foreign exchange transactions	48,229	15,829
Prepaid and deferred expenses	10,263	12,975
Goodwill	13,932	9,798
Deferred income taxes (Note 21 b)	9,589	9,724
Brokerage	53	8,435
Recoverable taxes	4,183	4,383
Credit card charges in process	4,075	4,284
Transactions in process (suspense accounts)	2,253	1,288
Commissions receivable	1,190	951
Amounts receivable from forward contracts	6,537	340
Others	2,618	2,530

Total other assets	102,922	70,537

b) Other liabilities

	As of December 31,
	2003	2004
	MCh$	MCh$
Brokerage	53	8,435
Amounts payable under spot foreign exchange transactions	(1,539)	7,334
Income taxes	58	4,565
Deferred income taxes (Note 21 b)	2,459	3,937
Provision for staff benefits	2,220	2,275
Value added tax payable	1,423	1,264
Amounts payable from forward contracts	304	543
Transactions in process (suspense accounts)	363	233
Others	896	942

Total other liabilities	6,237	29,528

c) Contingent liabilities

Contingent liabilities consist of open and unused letters of credit, together with guarantees by the Bank in Chilean pesos, UFs and foreign currencies (principally US dollars). The liability represents the Bank’s obligations under such agreements. The Bank’s rights under these agreements are recognized as assets under the caption “Contingent loans” (Note 6). Since many of these commitments to extend credit may expire without being drawn upon, the total contingent liabilities do not necessarily represent future cash obligations

NOTE 12 - INTEREST BEARING LIABILITIES AND OTHER INTEREST BEARING LIABILITIES

Interest Bearing Deposits/Saving Accounts

The following table sets forth the maturity of the interest bearing deposits and saving accounts:

	As of December 31,
	2003	2004
	MCh$	MCh$
Saving accounts and time deposits	1,435,216	1,610,260

The maturities of the outstanding amounts due under this caption at December 31, 2004, are as follows:

As of December 31, 2004
MCh$
Due within 1 year	1,604,021
Due after 1 year but within 2 years	4,342
Due after 2 years but within 3 years	712
Due after 3 years but within 4 years	53
Due after 4 years but within 5 years	—
Due after 5 years	1,132

Total	1,610,260

Other Interest Bearing Liabilities

The Bank’s long-term and short-term borrowings are summarized below. Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

	December 31, 2004
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$
Central Bank borrowings:
Credit lines for renegotiations of loans	4	—	4
Other Central Bank borrowings	—	26,104	26,104
Investments under agreements to repurchase	—	80,779	80,779
Mortgage finance bonds	320,139	—	320,139
Subordinated bonds	46,290	—	46,290
Borrowings from domestic financial institutions	—	18,132	18,132
Foreign borrowings	166,529	55,293	221,822
Other obligations	11,771	1,275	13,046

Total borrowings	544,733	181,583	726,316

	December 31, 2003
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$
Central Bank borrowings:
Credit lines for renegotiations of loans	36	—	36
Investments under agreements to repurchase	—	63,259	63,259
Mortgage finance bonds	284,723	—	284,723
Subordinated bonds	48,502	—	48,502
Borrowings from domestic financial institutions	—	71,186	71,186
Foreign borrowings	97,262	65,666	162,928
Other obligations	7,712	2,961	10,673

Total borrowings	438,235	203,072	641,307

a) Central Bank borrowings

Credit lines for renegotiations of loans are as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$
Credit lines for renegotiations of loans	36	4

These borrowings were provided by the Central Bank to fund renegotiated loans, which arose from the economic recession and the crisis of the banking system in the early 1980s. The borrowings for the renegotiation of mortgage loans is linked to the UF index and carried annual real interest rates of 4.9 and 3.0% at December 31, 2003 and 2004.

The maturities of the outstanding amounts due under these credit lines, which are considered long-term, at December 31, 2004, are as follows:

As of December 31, 2004
MCh$
Due within 1 year	1
Due after 1 year but within 2 years	1
Due after 2 years but within 3 years	1
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	1

Total credit lines for renegotiations of loans	4

Other Central Bank borrowings are as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$
Other Central Bank borrowings	—	26,104

b) Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a real weighted average annual interest rate of 5.4%.

As of December 31, 2004
MCh$
Due within 1 year	26,233
Due after 1 year but within 2 years	22,144
Due after 2 years but within 3 years	23,178
Due after 3 years but within 4 years	24,134
Due after 4 years but within 5 years	24,486
Due after 5 years	199,964

Total mortgage finance bonds	320,139

c) Subordinated bonds

	As of December 31,
	2003	2004
	MCh$	MCh$
Series UCOR-W1197 (1)	153	140
Series UCOR-X1197 (2)	18,174	16,218
Series UCOR-Y1197 (3)	9,175	9,014
Series UCOR-Z1197 (4)	21,000	20,918

Total	48,502	46,290

(1)	The Series UCOR-W1197 Bonds outstanding as of December 31, 2004 are intended for the financing of loans. They are linked to the UF index and carry an annual interest rate of 6.5%, with interest and principal payments due semi-annually.

(2)	The Series UCOR-X1197Bonds outstanding as of December 31, 2004 are intended for the financing of loans. They are linked to the UF index and carry an annual interest rate of 6.5%, with interest and principal payments due semi-annually.
(3)	The Series UCOR-Y1197 Bonds outstanding as of December 31, 2004 are intended for the financing of loans. They are linked to the UF index and carry an annual interest rate of 6.5%, with interest and principal payments due semi-annually.
(4)	The Series UCOR-Z1197 Bonds outstanding as of December 31, 2004 are intended for the financing of loans. They are linked to the UF index and carry an annual interest rate of 6.5%, with interest and principal payments due semi-annually.

The maturities of these bonds, which are considered long-term, are as follows:

As of December 31, 2004
MCh$
Due within 1 year	5,608
Due after 1 year but within 2 years	5,188
Due after 2 years but within 3 years	4,801
Due after 3 years but within 4 years	4,440
Due after 4 years but within 5 years	4,108
Due after 5 years	22,145

Total subordinated bonds	46,290

d) Foreign borrowings

These are short-term and long-term borrowings from foreign banks. The maturities of these borrowings are as follows:

As of December 31, 2004
MCh$
Due within 1 year	162,330
Due after 1 year but within 2 years	4,199
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	166,529
Total short-term	55,293

Total foreign borrowings	221,822

All of these foreign borrowings are denominated principally in U.S. dollars, and are principally used to fund the Bank’s foreign trade loans and bear an annual average interest rate of 2.4%.

e) Borrowings from domestic financial institutions

Borrowings from domestic financial institutions are used to fund the Bank’s general activities and direct finance leasing contracts, carry a weighted annual average interest rate of 1.9%.

f) Other obligations

Other obligations are summarized as follows:

Long-term obligations:

As of December 31, 2004
MCh$
Due within 1 year	3,095
Due after 1 year but within 2 years	1,447
Due after 2 years but within 3 years	1,740
Due after 3 years but within 4 years	1,537
Due after 4 years but within 5 years	1,356
Due after 5 years	2,596

Total long term obligations	11,771

Short-term obligations:

Amounts due to credit card operators	1,275

Total short-term obligations	1,275

Total other obligations	13,046

NOTE 13 - DISCLOSURES REGARDING DERIVATIVE FINANCIAL INSTRUMENTS

The Bank enters into transactions involving derivative instruments, particularly foreign exchange contracts, as part of its asset and liability management, and in acting as a dealer in order to satisfy its clients’ needs.

Foreign exchange forward contracts involve an agreement to exchange the currency of one country for the currency of another country at an agreed-upon price and settlement date. These contracts are generally standardized contracts, normally for periods between 1 and 180 days and are not traded in a secondary market; however, in the normal course of business and with the agreement of the original counterparty, they may be terminated or assigned to another counterparty.

When the Bank enters into a forward exchange contract, it analyses and approves the credit risk (the risk that the counterparty might default on its obligations). Subsequently, on an ongoing basis, it monitors the possible losses involved in each contract. To manage the level of credit risk, the Bank deals with counterparties of good credit standing, enters into master netting agreements whenever possible and when appropriate, obtains collateral.

The Chilean Central Bank requires that foreign exchange forward contracts be denominated in US dollars and other major foreign currencies. In the case of the Bank, most forward contracts are denominated in US dollars against the Chilean peso or the UF.

Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown on a net basis under the captions “Other assets and Other liabilities” (see Note 11).

The Bank’s foreign currency futures and forward operations and other derivative products outstanding at December 31, 2003 and 2004 are summarized below:

a. Currency contracts

	Number of transactions		Notional amounts
			Up to 3 months		From 3 to 12 months		More than 12 months
Type of future operations	2003	2004	2003	2004	2003	2004	2003	2004
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chilean market:
- Foreign currency forwards	117	293	181,311	270,815	49,136	245,945	234,646	73,274
- Foreign currency forwards with Chilean pesos	2	—	17,459	—	1,068	—	—	—
Foreign market:
- Foreign currency forwards	25	28	15,617	12,335	11,027	17,698	6,996	3,494
- Forwards or other interest rate contracts	—	23	—	—	—	250,300	—	—

The amount refers to either the US dollar futures bought or sold, or the equivalent in US dollars of foreign currency futures bought or sold, as appropriate. The terms correspond to the duration of the contracts from the transaction date.

Long-term, at December 31, 2003 and 2004, are as follows:

	Notional amounts
	As of December 31, 2003	As of December 31, 2004
	ThUS$	ThUS$
Due after 1 year but within 2 years	90,642	60,268
Due after 2 years but within 3 years	73,500	—
Due after 3 years but within 4 years	45,000	15,000
Due after 4 years but within 5 years	—	—
Due after 5 years	32,500	1,500

Total	241,642	76,768

b. Contracts on the value of authorized readjustment index (ARS) and interest rates in Chilean pesos.

	Number of transactions		Notional amounts
			Up to 3 months		From 3 to 12 months		More than 12 months
Type of future operations	2003	2004	2003	2004	2003	2004	2003	2004
			MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
- Forward in ARS/pesos pursed purchased	—	1	—	—	—	—	—	3,536

NOTE 14 - MINIMUM CAPITAL REQUIREMENTS

The Superintendency of Banks requires Chilean Banks to maintain a minimum capital of 800,000 UF, equivalent to MCh$ 13,854 as of December 31, 2004. In addition, Banks are required to maintain a minimum basic capital of at least 3% of total assets after deductions for mandatory provisions, while effective net equity may not be lower than 8% of its risk weighted assets. Effective net equity is defined as basic equity, plus loan loss allowances, up to a maximum of 1.25% of risk weighted assets, and the qualifying proportion of subordinated bonds with scheduled maturities in excess of six years, for which early repayment is not permitted. Chilean Banks are permitted to include in effective net equity principal subordinated bond amounts up to a maximum of fifty percent of the basic capital.

The Bank’s actual qualifying “net capital base” and “effective equity” to support the Bank’s risk-weighted assets as of December 31, 2003 and 2004, are shown in the following table:

	December 31
	2003	2004
	MCh$	MCh$
Net capital base *	296,119	325,629
3% total assets net of provisions	(85,652)	(96,180)
Excess over minimum required equity	210,467	229,449
Total assets ***	2,855,052	3,206,010
Net capital base as a percentage of the total assets, net of provisions	10.37%	10.16%

Effective equity **	335,150	372,015
8% of the risk-weighted assets	(181,403)	(204,952)
Excess over minimum required equity	153,747	167,063
Risk weighted assets	2,267,536	2,561,906
Effective equity as a percentage of the risk-weighted assets	14.78%	14,52%

*	Represents the paid-in capital and reserves.
**	In order to calculate the effective equity, contributions equivalent to goodwill and contributions equivalent to non-consolidated investments in foreign companies must be deducted, and subordinated bonds and allowances for loans at risk must be considered equity, up to certain limits. Total assets and risk weighted assets are calculated based on the consolidated balance sheet of the Bank and its Subsidiaries.
***	Correspond to computable assets established by Superintendency of Bank’s instructions.

NOTE 15 - SHAREHOLDERS’ EQUITY

Subscribed and paid shares

At December 31, 2004, the paid in capital of the Bank is represented by 226,909,290,577 subscribed and paid ordinary no-par-value shares.

As explained in Note 3, as a result of the exchange, the total number of registered ADS’s at November 1, 2004 is 2,701,040, each representing 5,000 CORPBANCA shares. This total includes the number of ADS’s issued previously under Regulation S.

Increase in capital

At the Extraordinary Shareholders’ Meeting of Corpbanca held on September 13, 2002, made a public deed before the Notary Public Mr. José Musalem Saffie dated October 4, 2002, the following agreements were adopted:

•	Increase capital of Corpbanca by MCh$107,274 (historical value), through the issue of 56,460,000,000 new no par value shares at UF 0.000115727698815618 each.

The placement of shares related with the aforementioned increase of capital was made during November and December 2002. This process produced MCh$109,007 (historical value). The difference in the amount of MCh$1,733 (historical value) is related to the monetary correction between the issuance date and settlement date.

Dividend distribution

At the Ordinary Shareholders’ Meeting of Corpbanca held on February 20, 2004, the dividend policy agreed at the Ordinary Shareholders’ Meeting held on April 27, 2001, was confirmed. The aforementioned policy consists in distributing 50% of income to be distributed from 2002, retaining the remaining 50% in the account “Retained earnings to be distributed” classified in “Other reserves”.

As a result of applying this criterion, the Ordinary General Meeting of Shareholders held on February 20, 2004, approved payment of a dividend of MCh$25,062 corresponding to 50% of the net income in the 2003 financial year.

The distributions of dividends related to net income for the years 2003 and 2004 as approved by the Annual Shareholders’ Meeting of Corpbanca, are as follows:

Shareholders’ Meeting	Dividend (historical)	Dividend paid (1)	Percentage paid
	MCh$	MCh$
February 2003	17,777	18,458	50%
February 2004	25,062	25,814	50%

(1)	Dividend paid has been restated in constant Chilean pesos of December 31, 2004

NOTE 16 - RELATED PARTY TRANSACTIONS

In accordance with the General Banking Law and the Superintendency of Bank’s instructions, individuals and companies that are related, directly or indirectly, to the Bank’s owners or management are considered related parties.

a. Loans granted to related parties

Related party loans, all of which are current, are as follows:

	As of December 31,
	2003		2004
	Loans	Collateral pledged (1)	Loans	Collateral pledged (1)
	MCh$	MCh$	MCh$	MCh$
Operating companies	50,731	18,615	47,743	10,821
Investment companies (2)	5,425	—	5,416	—
Individuals (3)	228	228	236	235

Total	56,384	18,843	53,395	11,056

(1)	Includes only those guarantees that are admitted by Article 84 of the General Banking Law for purposes of establishing the individual credit limits defined by the Law. The guarantees are valued in accordance with the Superintendency of Bank’s instructions.
(2)	Includes companies whose purpose is to hold shares in other companies.
(3)	Includes debt obligations that are equal to or greater than UF 3,000, equivalent to MCh$ 52 as of December 31, 2004.

b. Other transactions with related parties

During the years ended December 31, 2002, 2003 and 2004 the Bank had the following significant income (expenses) from services provided to (by) related parties for amounts in excess of UF 1,000:

	Year ended December 31,
Company	2002 Income (expenses)	2003 Income (expenses)	2004 Income (expenses)
	MCh$	MCh$	MCh$
Evaluadora de Antecedentes S.A. (*)	(3,128)	(4,375)	(3,118)
Recaudaciones y Cobranzas S.A.	(1,542)	(1,397)	(1,357)
Corp Group Interhold S.A.	(1,163)	(1,251)	(1,249)
Nexus S.A.	(877)	(845)	(931)
Fundación Corpgroup Centro Cultural	—	—	(780)
Proveedora de Servicios S.A. (*)	(750)	(785)	(760)
Transbank S.A.	(924)	(707)	(712)
Redbanc S.A.	(487)	(396)	(351)
Inmobiliaria e Inversiones San Francisco Ltda.	—	—	(143)
Asesorías Santa Josefina Ltda.	(135)	(137)	(136)
Promoservice S.A.	—	(305)	(125)
Sociedad Nacional de Minería	(51)	(48)	(48)
Inmobiliaria e Inversiones Boquiñeni Ltda.	—	(72)	(36)
Corp Legal S.A.	—	(46)	(3)
Servicios y Consultorías S.A.	—	—	(3)
Consorcio Periodístico de Chile S.A.	—	(71)	—
Agencia de Comunicación Digital Mínimo Común Múltiplo Ltda.	(5)	—	—
Consultoría y Asesorías Ecco S.A.	(204)	—	—
Compañía de Seguros Vida Corp S.A.	529	1,039	395

(*)	Companies related until August, 2004.

The transactions are basically related to services rendered to the Bank by its related parties and article 89 of the Chilean Companies Law requires that the Bank’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market.

NOTE 17 - FEES AND INCOME FROM SERVICES

Fees and income from services and the related expenses are summarized as follows:

	Year ended December 31,
	Income			Expenses
	2002	2003	2004	2002	2003	2004
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and income from services:
Checking accounts	5,551	6,011	5,301	(28)	(26)	(16)
Commissions – agreements	3,476	3,249	—	—	—	—
Insurance brokerage	2,031	2,468	2,785	—	—	—
Commissions from collection	1,256	2,354	2,478	—	—	—
Remuneration and commissions from mutual funds	2,602	1,778	2,382	—	—	—
Credit cards	1,627	1,575	2,034	(1,672)	(1,778)	(2,175)
Commissions on credit operations	996	2,164	2,001	—	—	—
Letters of credit, guarantees, pledges and other contingent loans	1,465	1,761	1,606	(266)	(96)	(91)
Lines of credit	1,101	1,466	923	—	—	—
Automatic teller cards	1,304	1,159	869	(245)	(707)	(578)
Client service	483	408	469	(215)	(173)	(137)
Commissions on sales of mortgages notes	108	409	326	—	(351)	(13)
Collection of documents	296	314	290	(22)	(23)	(47)
Commissions from stock-exchange operations	234	381	214	(65)	(33)	(42)
Stock exchange rights	39	94	160	(33)	(43)	(46)
Factoring operations	102	24	110	—	—	—
Trust and custody commissions	19	25	23	—	—	—
Other	279	164	76	(51)	(39)	(48)

Total income (expense)	22,969	25,804	22,047	(2,597)	(3,269)	(3,193)

NOTE 18 - NON OPERATING INCOME AND EXPENSES

Non-operating income and expenses are set forth below:

	Year ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Non-operating income:
Gains on sales of assets received in lieu of payment previously charged-off	575	1,854	2,423
Release of reserves	31	89	84
Gain on sales of Bank premises and equipment	1,123	18	155
Other	520	413	91

Total non-operating income	2,249	2,374	2,753

	Year ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Non-operating expenses:
Amortization of goodwill arising on excess purchase price paid as a result of the recognition of deterioration in the quality of the loan portfolio of Financiera Condell S.A.	17,589	1,076	1,054
Amortization of goodwill arising on acquisition of consumer division of Corfinsa	1,159	1,076	1,068
Amortization of goodwill on investments in companies	129	129	129
Payments from collection expenses	1,488	1,348	1,330
Write-off of other assets	372	496	589
Provision for pending legal proceedings	—	(57,0)	121
Others	568	196	451

Total non-operating expenses	21,305	4,264	4,742

NOTE 19 - DIRECTORS’ EXPENSES AND REMUNERATION

At the Ordinary Shareholders’ Meetings of held on February 20, 2004 and February 25, 2003 the Bank agreed not to pay any remuneration to the Board of Directors, except to members of the Directors Committee and Audit Committee, who earned fees of MCh$148 (MCh$14 in 2003).

NOTE 20 - FOREIGN CURRENCY POSITION

The consolidated balance sheets include assets and liabilities receivable or payable in foreign currencies which have been translated into Chilean pesos at the applicable exchange rates as of December 31, 2003 and 2004, and assets and liabilities which are receivable or payable in Chilean pesos subject to exchange rate fluctuations, as detailed below.

	As of December 31, 2003			As of December 31, 2004
	Receivable or payable denominated in			Receivable or payable denominated in
	Foreign currency	Chilean Pesos	Total	Foreign currency	Chilean Pesos	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	30,256	—	30,256	25,953	—	25,953
Financial investments	57,702	10,281	67,983	111,998	6,244	118,242
Loans (including contingent loans)	365,311	12,857	378,168	413,392	13,424	426,816
Other assets	190,714	—	190,714	153,462	—	153,462

Total assets	643,983	23,138	667,121	704,805	19,668	724,473

LIABILITIES
Deposits	267,347	—	267,347	189,443	1	189,444
Contingent liabilities	87,672	—	87,672	80,834	—	80,834
Due to domestic banks	1,259	—	1,259	1,127	—	1,127
Due to foreign banks	154,662	19	154,681	221,778	44	221,822
Other liabilities	156,019	—	156,019	215,209	2,283	217,492

Total liabilities	666,959	19	666,978	708,391	2,328	710,719

Net assets (liabilities) in foreign currencies	(22,976)	23,119	143	(3,586)	17,340	13,754

NOTE 21 - INCOME TAXES AND DEFERRED TAXES

a. Income taxes

The First Category Income Tax provision amounting to MCh$5,552 (MCh$703 in 2003 and MCh$690 in 2002) was recorded by the Bank’s subsidiaries. At December 31, 2003 and 2002, the Bank did not accrue First Category Income Tax as it had losses for tax purposes. These losses may be carried forward indefinitely and offset against future taxable income.

Income taxes for the years ended December 31, 2002, 2003 and 2004 were a follows:

	Year ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Amortization of deferred tax complementary accounts	7,729	3,867	3,667
Deferred tax for the period	(7,489)	(4,528)	(4,836)
Price – level restatement	(249)	(77)	(174)

Net benefit (expense) from deferred taxes	(9)	(738)	(1,343)
Income tax provision - current	(690)	(703)	(5,552)
Other taxes	2,242	(686)	383

Net income benefit (provision)	1,543	(2,127)	(6,512)

b. Deferred taxes

As described in Note 1 o), the Bank applied accounting criteria of the Technical Bulletin Nº 60 of the Colegio de Contadores de Chile A.G. and its supplements. In accordance with Technical Bulletin N° 71 of the Colegio de Contadores de Chile A.G., from 2001, deferred taxes are accounted for applying the income tax rate for the year in which the corresponding temporary difference will reverse.

Deferred taxes arising from temporary differences are as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$
Debit differences:
Tax loss	3,773	—
Loan portfolio-overall provision	6,586	5,973
Unearned price difference	1,817	1,736
Suspended accrual of interest	467	619
Other provisions	314	451
Other	412	952

Subtotal	13,369	9,731
Balance complementary accounts	(3,780)	(7)

Net difference	9,589	9,724

Credit differences:
Fixed asset depreciation	(148)	(175)
Others	(2,325)	(3,762)

Subtotal	(2,473)	(3,937)
Balance complementary accounts	14	—

Net difference	(2,459)	(3,937)

NOTE 22 - CONTINGENCIES AND COMMITMENTS

a. Pending lawsuits:

At December 31, 2004 and 2003, there were lawsuits pending against the Group relating to loans and other matters. In the opinion of management and the Bank’s legal counsel, these lawsuits should not result in significant losses for the Group.

Before the Fifth Criminal Court of Santiago, in the case of Fraud N°149913-7, by virtue of criminal complaint in initial stages filed by Banco del Estado de Chile, and to which Corp Corredores de Bolsa S.A. is not party, a time deposit for MCh$43 was seized and that Concepción S.A. Corredores de Bolsa S.A. (now Corp Corredores de Bolsa S.A.) had acquired from its original beneficiary, as it was considered “corpus delicti”. The aforementioned time deposit is fully provided for in the financial statements of the Company.

b. Other liabilities:

•	CORPBANCA is entitled to transfer obligations arising from deferred customs duties related to the import of assets for lease to its clients. These transfers require authorization from customs authorities. At December 31, 2004, CORPBANCA had transferred to its clients deferred customs duty obligations amounting to MCh$3,092 (MCh$3,316 in 2003).

•	At December 31, 2004, leasing contracts signed, but for which assets have not yet been delivered, amounted to MCh$7,864 (MCh$39,274 in 2003).

•	In conformity with articles 30 and 31 of Law Nº 18,045 (Securities Market Law), Corp Corredores de Bolsa S.A. has furnished a guarantee through Compañía de Seguros de Crédito Continental S.A. for UF 4,000, expiring on April 22, 2005, with the Santiago Stock Exchange being designated custodian of the aforementioned policy.

•	On June 19, 2004, an Insurance Policy of ThUS$2,500 was taken out with Compañía de Seguros Generales Cruz del Sur S.A, in order to cover any possible situations involving employee wrongdoings. This policy, whose direct beneficiary is Corp Corredores de Bolsa S.A. expires on June 19, 2005.

•	In order to comply with the provisions of article 58 d) of Decree Law N°251, of 1931, specifying that “in order to exercise their activity, Insurance Brokers should comply with the requirement of taking out insurance policies as determined by the Superintendence of Securities and Insurances in order to answer for proper, complete fulfillment of all obligations issuing from their activity, and especially for any damages that they may cause to their insured parties”, the Company has taken out the following policies with Chilena Consolidada Seguros Generales S.A. They come into effect on April 15, 2004 and expire on April 14, 2005.

Policy	Insurance	Insured amount
		UF
1825141	Liability	60,000
1825142	Guarantee	500

•	On June 19, 2004, the Company took out an insurance policy with Chubb de Chile Compañía de Seguros Generales S.A., in order to cover possible employee wrongdoings for ThUS$2,500 and it expires on June 19, 2005. Its direct beneficiary is Corp Administradora General de Fondos S.A and a net premium of ThUS$16 was paid.

•	On January 10, 2004, Corp Administradora General de Fondos S.A. renewed the following Guarantee Insurance Policies for General Fund Administrators in order to guarantee performance of the Administrator’s obligations with regard to the administration of third party funds and indemnity for damages resulting from non-performance thereof, in accordance with article 226 of Law N°18,045. They expire on January 10, 2005.

The details are as follows:

Policy N°	Corp Mutual Fund	Coverage in UF
017427	Financial Banking	10,000	(*)
017428	Europa	10,000	(*)
017551	Eficiencia	10,000
017552	Más Ingreso	10,000
017553	Acciones	10,000
017554	Selecto	10,000
017555	Más Futuro	10,485
017556	Latinoamérica	10,000
017545	Emerging Markets	10,000
017544	Global Markets	10,000
017546	Más Valor	10,000
017547	Oportunidad	41,433
017548	Asia	10,000
017549	Technocom	10,000
017550	Commodities	10,000
017557	USA	10,000
017558	Biotech	10,000
017559	Dólar	10,000

(*)	These policies were taken out on December 11, 2003, as a result of start-up of the mutual fund operations particularizad above.

The aforementioned policies were taken out with Compañía de Seguros Mapfre Garantías y Crédito S.A.

Corpbanca is the representative of the beneficiaries of the guarantee on the above Funds.

c. Commitments and responsibilities recorded in memorandum accounts:

At December 31, 2003 and 2004, the Bank had recorded the following commitments and responsibilities in memorandum accounts:

	As of December 31,
	2003	2004
	MCh$	MCh$
Loans approved but not disbursed	85,409	133,268

The above summary lists only the more significant balances. Contingent loans and liabilities are presented in the balance sheet.

d. Financial guarantees

In the ordinary course of our business we enter into various financial guarantees. The Bank expects most of its financial guarantees to expire unused. The majority of the Bank’s financial guarantees are commercial letters of credit. Under Chilean GAAP, certain guarantees and commercial letters of credit are reported as an asset and a liability as mentioned in notes 6 and 11c. The Bank’s other financial guarantees are summarized as follows:

Maximum potential amount of future payments

	As of December 31,
	2003	2004	Less than one year	1 to 3 years	3 to 5 years	After 5 years	No stated maturity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Guarantees:
Financial guarantees to customers included in the balance sheet	150,994	141,078	109,533	31,092	446	7	—
Stand-by letters of credit	5,069	—	—	—	—	—	—

Stand-by letters of credit are our conditional commitments to guarantee the performance of a customer to a third party in borrowing arrangements.

The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if the counter party does not perform under the contract, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts greatly exceed the anticipated losses and, therefore, the contractual amounts are not indicative of the actual credit exposure or future cash flow requirements for such commitments.

We also enter into contracts that contain indemnification provisions. Such indemnification agreements that function as financial guarantees are considered to have a remote risk of loss. Our maximum exposure to loss and our actual loss experience is not significant. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. There are no amounts reflected on the Consolidated Balance Sheet as of December 31, 2004 and 2003, related to these indemnifications. These potential obligations are not included in the table above.

To mitigate credit risk, we may require the counterparty to pledge collateral in the form of securities or other assets. Securities and other marketable assets held as collateral amounted to MCh$22,094 (2003: MCh$21,124) and letters of credit in favor of Corpbanca held as collateral amounted to MCh$5,127 as of December 31, 2003. Other property may also be available to Corpbanca to cover losses under certain guarantees and indemnifications; however, the value of such property has not been determined.

NOTE 23 - FIDUCIARY ACTIVITIES

The following items are recorded in memorandum accounts by the Bank and represent fiduciary safekeeping and custody services:

	As of December 31,
	2003	2004
	MCh$	MCh$
Securities held in safe custody	504,813	549,270
Amounts to be collected on behalf of local third parties	14,217	12,415
Amounts to be collected on behalf of foreign third parties	22,045	22,395

Total	541,075	584,080

NOTE 24 - PRICE-LEVEL RESTATEMENT

The price-level restatement loss is determined by restating the following non-monetary assets and liabilities:

	Year ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Restatement of non monetary accounts based on Consumer Price Index:
Bank premises and equipment	1,002	335	739
Investments in other companies	39	15	33
Other non-monetary assets and liabilities	1,528	241	516
Shareholders’ equity	(4,661)	(2,885)	(7,741)

Net price-level restatement loss	(2,092)	(2,294)	(6,453)

NOTE 25 - SUBSEQUENT EVENTS

Dated April 7,2005, Corpbanca placed a bond in the Santiago Stock Exchange amounting UF 8,000,000 (about ThUS$250,000). The term of the bond was 5 years, with a 3.00% annual interest rate and one balloon payment due by April 1,2010. Funds were used to balance the assets and liabilities gap in duration and currency.

NOTE 26 - INCOME STATEMENTS, BALANCE SHEETS AND STATEMENTS OF CASH FLOWS (SEC FORMAT)

The presentation of the financial statements prepared in accordance with Chilean GAAP differs significantly from the format required by the SEC under Rules 210.9-01 to 210.9-07 of Regulation S-X (“Article 9”). The Chilean GAAP financial statements set forth below have been restated in constant Chilean pesos of December 31, 2004 purchasing power using the adjustment factor arising from the CPI and are shown in accordance with the format required by Article 9.

The principal reclassifications which were made to the basic Chilean GAAP financial statements in order to present them in the Article 9 format are as follows:

a. Elimination of contingent assets and liabilities from the balance sheet

In accordance with Chilean GAAP, the Bank recognizes rights and obligations with respect to contingent loans as contingent assets and liabilities. Contingent liabilities consist of open, unused and standby letters of credit, together with guarantees by the Bank in Chilean peso, UF and foreign currencies (principally US dollars). The liabilities represent the Bank’s obligations under such agreements. Under U.S. GAAP, such contingent amounts are not recognized on the consolidated balance sheets but are disclosed in the notes to the financial statements. The reclassification was included in the consolidated balance sheets included below.

b. Presentation of the reversal of voluntary reserves and reclassification of provisions for assets received in lieu of payment

The movement of voluntary reserves in the US GAAP would be presented as a reduction in the provision for loan losses while under Chilean GAAP such movements are presented as a separate caption in the income statements. Under Chilean GAAP provisions for assets received in lieu of payment are recorded as part of the provisions for loan losses. Under US GAAP such provisions are recorded as other expenses. These reclassifications are included in the consolidated income statements included below.

c. Presentation of certain investments

Under US GAAP, investments in time deposits would be presented as either cash equivalent or as a separate caption in the balance sheet while under Chilean GAAP it is presented as part of the Bank’s investments. For purposes of the Article 9 consolidated balance sheets included below these time deposits are presented as a separate caption in the balance sheets because the Bank does not consider them to be cash equivalents.

The Bank enters into reverse repurchase agreements as an investment of funds. In this regard, the Bank’s funds which are invested in other banks and are collateralized by securities held by the borrower are classified as “Investments under agreements to resell” and is included in the bank’s investments. Under U.S. GAAP, such investments should be presented as a separate caption in the financial statements. For purposes of the Article 9 consolidated balance sheets included below these investments are presented as a separate caption.

d. Presentation of goodwill

Under US GAAP, goodwill amortization and the unamortized goodwill should be presented as a separate caption in the income statement and balance sheet while under Chilean GAAP it is presented as part of non-operating expenses and other expenses in the consolidated income statements and other assets in the consolidated balance sheets. This reclassification is included in the consolidated income statements and balance sheets below.

e. Comprehensive income

In accordance with SFAS No. 130, “Reporting Comprehensive Income”, the Bank is required to report and display comprehensive income and its components in a full set of general purpose financial statements. “Comprehensive income” is defined in this statement as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes net income and other comprehensive income (revenues, expenses, gains and losses) that under US GAAP are reported in a separate component of shareholders´ equity. The changes in other comprehensive income which are related to movements in fair value of available for sale securities are included in the consolidated income statements below.

f. Reclassification of deferred taxes

Under Chilean GAAP deferred tax assets and liabilities are not netted in the balance sheets. This reclassification is included in the consolidated balance sheets below.

g. Accrued interest and indexation adjustments

Accrued interest and indexation adjustments are presented with the related principal amounts of loans as indicated in Note 1 c) to the financial statements. Under U.S. GAAP, accrued interest and indexation adjustments would be separately presented in the consolidated balance sheets. Such disclosure is not provided by the bank under Chilean GAAP and therefore it cannot be obtained.

h. Presentation of cash flows

Under US GAAP, changes in other assets and liabilities such as other receivables, prepaid assets and accruals for salaries and vacations should be presented as cash flows from operating activities. Additionally, the non-cash movements related to assets received in lieu of payments are not reported as supplemental information under Chilean GAAP, as usually required under US GAAP. This reclassification and the disclosure of non-cash activity are included in the consolidated statements of cash flows below.

Consolidated Income Statements

The following consolidated income statements have been prepared in accordance with Chilean GAAP and are presented in accordance with requirements of Article 9, except for the inclusion of price-level restatement permitted under Item 18 of Form 20-F. In connection with the preparation of the Article 9 income statements, the price-level restatement includes the effect of inflation primarily resulting from interest-earning assets and interest-bearing liabilities. As the Bank does not compute the price-level adjustment for separate categories of assets and liabilities, such adjustment is presented as a component of interest expense.

	Year ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Interest income
Interest and fees on loans	159,970	142,135	157,163
Interest on investments	25,665	16,296	32,817
Interest on deposits with banks	802	730	617
Interest on investments under agreements to resell	109	141	223

Total interest income	186,546	159,302	190,820

Interest expense
Interest on deposits	(57,596)	(38,276)	(40,356)
Interest on securities sold under agreements to repurchase	(2,002)	(1,905)	(8,948)
Interest on other borrowed funds	(3,560)	(3,451)	(1,919)
Interest on long-term debt	(21,078)	(17,679)	(27,671)
Price-level restatement	(2,092)	(2,294)	(6,453)

Total interest expense	(86,328)	(63,605)	(85,347)

Net interest income	100,218	95,697	105,473
Provision for loan losses	(19,450)	(20,981)	(14,556)

Net interest income after provision for loan losses	80,768	74,716	90,917

Other income
Fees and commissions net	18,167	19,666	15,783
Brokerage and securities income	2,205	2,869	3,071
Gain on investment activities	14,643	11,513	10,170
Net gains (losses) on foreign exchange	(1,883)	9,763	1,263

Other revenue	4,615	5,550	6,430

Total other income	37,747	49,361	36,717

Other expenses
Salaries	(30,352)	(31,400)	(33,173)
Net premises and equipment expenses	(4,704)	(4,298)	(3,818)
Goodwill amortization	(19,610)	(4,007)	(4,112)
Administration expenses	(17,877)	(18,613)	(15,135)
Other expenses	(10,718)	(12,255)	(14,117)

Total other expenses	(83,261)	(70,573)	(70,355)

Income before income taxes	35,254	53,504	57,279
Income taxes	1,543	(2,127)	(6,512)

Net income	36,797	51,377	50,767
Other Comprehensive income	(884)	39	3,930

Comprehensive income	35,913	51,416	54,697

Net income per share of common stock	0.20	0.23	0.22
Weighted average number of outstanding common shares (in thousands)	179,680,252	226,909,291	226,909,291

Consolidated Balance Sheets

The following consolidated balance sheets as of December 31, 2003 and 2004 have been prepared in accordance with Chilean GAAP, and are presented in accordance with the requirements of Article 9, except for the inclusion of price-level restatement permitted under item 18 of Form 20-F.

	December 31,
	2003	2004
	MCh$	MCh$
ASSETS
Cash and due from banks	94,785	143,146
Interest bearing deposits in other banks	23,373	15,456

Cash and cash equivalents	118,158	158,602

Time deposits	72,692	68,224
Investments under agreements to resell	18,364	24,265
Available for sale securities	380,756	436,920

Loans	1,942,392	2,246,882
Allowance for loan losses	(45,308)	(41,611)

Loans, net	1,897,084	2,205,271

Premises and equipment, net	32,417	31,715
Goodwill	13,643	9,531
Other assets	118,220	66,352

Total assets	2,651,334	3,000,880

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Non-interest bearing	223,417	262,166
Interest bearing	1,435,216	1,610,260

	1,658,633	1,872,426

Short-term borrowings	139,933	100,955
Securities sold under agreements to repurchase	63,259	80,779
Other liabilities	3,778	25,591
Long-term debt	438,235	544,733

Total other liabilities	645,205	752,058

Commitments and contingencies	—	—

Shareholders’ equity
Common stock (no par value 226,909 million shares issued and outstanding)	—	—
Common stock - paid-in capital	276,752	276,752
Retained earnings	71,459	96,412
Accumulated other comprehensive loss	(715)	3,232

Total shareholders’ equity	347,496	376,396

Total liabilities and shareholders’ equity	2,651,334	3,000,880

Consolidated Statements of Cash Flows

The following consolidated statements of cash flows have been prepared in accordance with Chilean GAAP, and are presented in accordance with the requirements of Article 9, except for the inclusion of price-level restatement permitted under item 18 of Form 20-F.

	Year ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Net cash provided by operating activities	91,122	28,711	132,303
Net cash used in investing activities	(285,663)	(565,642)	(418,624)
Net cash provided by financing activities	227,021	509,574	328,006

NET CASH FLOW	32,480	(27,357)	41,685
INFLATION EFFECT ON CASH AND CASH EQUIVALENTS	979	(99)	(1,241)

NET INCREASE IN CASH AND CASH EQUIVALENTS	33,459	(27,456)	40,444
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	112,155	145,614	118,158

CASH AND CASH EQUIVALENTS AT END OF YEAR	145,614	118,158	158,602

SUPPLEMENTAL CASH FLOW INFORMATION:
Non cash movements (Assets received in lieu of payments)	8,968	4,199	3,335

NOTE 27 - DIFFERENCES BETWEEN CHILEAN AND US GAAP

Accounting principles generally accepted in Chile and accounting principles of the Superintendency of Banks (collectively, “Chilean GAAP”), vary in certain important respects from the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Such differences involve certain methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.

References below to “SFAS” are to Statements of Financial Accounting Standards in the United States of America.

1. Differences in measurement methods

Set forth below is a description of the significant differences between Chilean GAAP and U.S. GAAP as they relate to the Bank.

The cumulative inflation rate in Chile as measured by the Consumer Price Index (CPI) for the three-year period ended December 31, 2004 was approximately 3.5%. Chilean GAAP requires that financial statements of banks be restated to reflect the total effect of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entity. The method, described in Note 1 (c), is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements.

The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the period-end. The inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy. As permitted under Item 18 of Form 20-F no adjustments have been made to reflect the elimination of the price-level adjustments.

a. Loan origination fees and costs

The Bank recognizes commissions (origination fees) on credit card loans, lines of credit and letters of credit when collected and expenses related direct costs when incurred. Under SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Origination or Acquiring Loans and Initial Direct Costs of Leases”, loan origination fees and certain direct loan origination costs should be recognized as an adjustment to interest income over the life of the related loan.

The effect of accounting for net loan origination fees, net of the capitalized direct costs, in accordance with U.S. GAAP is included in the reconciliation of the net income in paragraph (l) below. Effective January 1, 2000, and in accordance with Circular No. 3,029 of the Superintendency of Banks dated October 27, 1999, loan origination fees under Chilean GAAP are recognized over the term of the related loan as an adjustment to yield in a manner similar to U.S. GAAP. However, such treatment is not necessary if deemed to be immaterial.

b. Income taxes

Effective January 1, 1999, and in accordance with a newly published accounting standard under Chilean GAAP, the Bank was required to record deferred tax assets and liabilities based on the liability method, with deferred tax assets and liabilities established for temporary differences between the financial reporting basis and the tax basis of the Bank’s assets and liabilities at enacted tax rates expected to be in effect when such amounts would be realized. As a transitional provision to reduce the impact of adoption of this standard, the Bank was permitted to record a contra (“complementary”) asset or liability as of the date of implementation of the new accounting standard, January 1, 1999, related to the recording of deferred income taxes related to prior years. These complementary assets and liabilities are to be recognized in income in the estimated period of their reversal.

Under SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), income taxes are recognized using the asset and liability method in a manner similar to Chilean GAAP. The effects of recording deferred income taxes related to certain adjustments to US GAAP and the elimination of the complementary assets and liabilities and their respective amortization are included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (l) below. Additional disclosures required under SFAS 109 are provided on Note 27 2b.

c. Mandatory dividend

As required by Chile’s General Banking Law, unless otherwise decided by a two-thirds vote of the issued and subscribed shares, the Bank must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, or a higher legally binding commitment (above the aforementioned 30%), should such commitment exist, or unless and except to the extent the Bank has unabsorbed prior year losses. The Ordinary Shareholders’ Meeting of Corpbanca agreed a dividend policy which consists of distributing 50% of the net income of each year and retaining the remaining 50% in “Other reserves”.

Under U.S. GAAP, dividends are accrued when declared and in the amount specified by appropriate approval or statutory regulation. Since the payment of the dividend out of each year’s net income is a legal requirement in Chile, an accrual would have been made for U.S. GAAP purposes to recognize the dividend obligation under Chilean law. The effect of recording mandatory dividends in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (l) below.

d. Investment securities

Under Chilean GAAP the Bank classifies its investments in debt and equity securities as “trading” or “permanent”. Financial investments with a secondary market are stated at fair market value with unrealized gains and losses included in a separate component of shareholders’ equity for those classified as permanent and with realized gains and losses included in other operating results for trading investments. All other financial investments are carried at acquisition cost plus accrued interest and UF indexation adjustments. Investment securities maintained by the Bank’s subsidiaries are carried at the lower of price-level restated cost or market value.

Under U.S. GAAP, according to SFAS N°115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), debt and equity securities are required to be classified in accordance with the Bank’s intent and ability to hold the securities, as follows:

•	Debt securities for which the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

•	Debt and marketable equity securities that are bought and held by the Bank, principally for the purpose of selling them in the near term, are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

•	Debt and marketable equity securities not classified as either held–to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity.

Based upon these criteria, the Bank has determined that under U.S. GAAP, its investments should be classified as “available-for-sale”. Under Chilean GAAP, the unrealized holding gains (losses) related to investments classified as permanent have been included in equity, which does not differ from the treatment “available-for-sale” under U.S. GAAP.

The effect of recording the market value adjustment for investments stated at the lower of price-level restated cost or market value, consistent with the valuation criteria of the Bank, and the reclassification of market value adjustment to the Investment portfolio defined as “trading” from net income to shareholders’ equity is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (l) below.

e. Other than temporary impairment of available for sale securities

Under Chilean GAAP it is not required to evaluate if marketable securities are considered to be other than temporarily impaired. Under US GAAP, SFAS 115 requires that the Bank determines for individual securities classified as available for sale whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is included in earnings (that is, accounted for as a realized loss). The new cost basis does not change when subsequent recoveries in fair value occur. Subsequent increases in the fair value of available for sale securities are included in the other comprehensive income and subsequent decreases in fair value, if not an other than temporary impairment, also are included in the other comprehensive income.

The Bank reviewed securities with unrealized losses as of December 31, 2002, 2003 and 2004 and concluded that there was no other than temporary impairment as of any one of these dates. This review consisted of evaluating the economic reasons for the decline, credit rating of the issuers of the securities and on the management’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis the Bank believes that there is no other than temporary impairments in the investment portfolio because most of the decline in fair value of these securities were caused by the appreciation of Chilean Peso in relation to the U.S. Dollar which the bank considers to be temporary. All of the securities that have unrealized losses as of December 31, 2004 have been in a continuous unrealized loss position for less than one year.

The carrying value and market value of debt securities available-for-sale as of December 31, 2002, 2003 and 2004 are as follows:

		Adjustment to market value
	Cost as of december 31, 2002	Gross unrealized gains	Gross unrealized losses	Estimated fair value as of december 31, 2002
	MCh$	MCh$	MCh$	MCh$
Central Bank	31,328	2,054	(223)	33,159
Tesorería General de la República or other government entities	129	1	(1)	129
Local financial institutions	118,929	1,802	(752)	119,979
Other local investments	110,521	1,767	(1,134)	111,154
Investments abroad	4,432	2,675	(2,366)	4,741

Total	265,339	8,299	(4,476)	269,162

		Adjustment to market value
	Cost as of december 31, 2003	Gross unrealized gains	Gross unrealized losses	Estimated fair value as of december 31, 2003
	MCh$	MCh$	MCh$	MCh$
Central Bank	96,872	2,495	(1,144)	98,223
Tesorería General de la República or other government entities	9,891	98	(73)	9,916
Local financial institutions	170,063	3,422	(1,007)	172,478
Other local investments	43,406	1,169	(28)	44,547
Investments abroad	65,589	2,769	(9,211)	59,147

Total	385,821	9,953	(11,463)	384,311

		Adjustment to market value
	Cost as of december 31, 2004	Gross unrealized gains	Gross unrealized losses	Estimated fair value as of december 31, 2004
	MCh$	MCh$	MCh$	MCh$
Central Bank	69,506	1,057	(1,944)	68,619
Tesorería General de la República or other government entities	34,755	189	(235)	34,709
Local financial institutions	179,681	5,625	(464)	184,842
Other local investments	110,013	2,071	(291)	111,793
Investments abroad	51,288	2,811	(13,233)	40,866

Total	445,243	11,753	(16,167)	440,829

As of December 31, 2004 and 2003, there were MCh$76,257 and MCh$62,068 respectively of securities pledged as collateral under repurchase agreements.

f. Investments in other companies

Under Chilean GAAP, certain long-term investments in which the Bank owns less than 20% of the outstanding shares in other companies have been recorded using the equity method of accounting. Under U.S. GAAP, those investments generally would have been recorded at cost. The effect of accounting for investments in other companies in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (l) below.

g. Derivative financial instruments

Chilean banks are permitted to use foreign exchange forward contracts (covering either foreign currencies against the U.S. dollar, the UF against the Chilean peso or the UF and the Chilean peso against the U.S. dollar) and forward rate agreements. Currently, the use of derivatives in Chile is regulated by the Chilean Central Bank, which requires that all foreign exchange forward contracts be made only in U.S. dollars and other major foreign currencies.

Under Chilean GAAP, forward contracts covering non-Chilean foreign currencies and U.S. dollars are reported at fair value with realized and unrealized gains and losses on these instruments recognized in other income. Forward contracts between the U.S. dollar and the Chilean peso are valued at the closing spot exchange rate of each balance sheet date with the initial discount or premium being amortized over the life of the contract.

Under U.S. GAAP, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (collectively “SFAS 133”), which establishes comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities would have been used to record the accounting impact of the above-mentioned financial instruments. The standard requires that all derivative instruments meeting the definition included in SFAS 133 be recorded in the balance sheet at fair value. Financial instruments may be designated as “hedges” under SFAS 133 when certain criteria are met. If the derivative instrument does not meet these criteria, changes in fair value are reported in earnings when they occur.

These financial instrument contracts entered into by the Bank do not meet the requirements to qualify for hedge accounting under U.S. GAAP. Therefore changes in the respective fair values of all derivative instruments would be reported in earnings. The effect of accounting for derivatives in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (l) below.

h. Business combination

During the year ended December 31, 1998, the Bank acquired the Consumer Credit Division of Corfinsa and Financiera Condell S.A.

Under Chilean GAAP, goodwill represents the difference between the purchase price and the book value of the net assets acquired (book value of the acquired assets minus the book value of the assumed liabilities) and is amortized on a straight-line basis over the period estimated to be benefited. The estimated period to be benefited is determined based on the type and diversity of the business, its location and the markets in which it operates and cannot exceed 10 years. The amortization period was defined in accordance with instructions from the Superintendency of Banks and is 10 years for all goodwill except for certain loan losses that were recorded as goodwill for Chilean GAAP in accordance with instructions from the Superintendency of Banks which are amortized over 6 years.

Under US GAAP, these transactions would have been accounted for as business combinations in accordance with Accounting Principles Board Opinion No. 16, “Business Combinations” (“APB 16”). Under APB 16 the assets acquired and the liabilities assumed would have been adjusted to estimated fair value and intangible assets, including goodwill, would have been recorded. These adjustments to fair value and the related intangible assets would have been amortized over the estimated life of the acquired loans and/or deposit relationships in accordance with APB 16 and Accounting Principles Board Opinion No. 17, “Intangible Assets”. This amortization period averaged approximately three years. Accordingly, as of December 31, 2001 the adjustments to fair value of the acquired assets and assumed liabilities and the intangibles assets, including goodwill, for US GAAP purposes were fully amortized. Therefore, the net book value for these amounts was zero at December 31, 2001.

i. Assets received in lieu of payment

As instructed by the Superintendency of Banks, assets received in lieu of payment are carried at cost which is deemed to be the carrying value of the related loan, less a valuation allowance calculated on the assets as a group if the total of the fair value of those assets is lower than the carrying amount. If the asset is not sold within one year, then recorded asset amounts should be written-off on a straight-line basis over the following 18-month period. Assets received in lieu of payment related with lease contracts are carried at cost which is deemed to be the carrying value of the related lease receivable, less a valuation allowance calculated on an asset by asset basis For those assets received between 2000 and 2004 for leasing contracts, the bank has a 30-month period to sell them at which time the recorded assets amounts should be fully written off.

Under U.S. GAAP, assets received in lieu of payment are initially recorded at fair value less any estimated costs to sell at the date of foreclosure, on an individual asset basis and limited to the carrying amount of the related loan or lease receivable. Subsequent to foreclosure, valuations should be periodically performed to record any impairment. Based on the analysis performed, the Bank believes that there is no significant difference between the amount of the Assets received in lieu of payment recorded for Chilean GAAP purposes and the amount calculated based on US GAAP requirements.

j. Allowance for loan losses

Under Chilean GAAP, the allowance for loan losses is calculated according to specific guidelines issued by the Superintendency of Banks. The provisions required under the guidelines set by the Chilean Superintendency of Banks are consistent by grade with the Bank’s historical loss experience. Under U.S. GAAP, the allowances for loan losses should be determined for impaired and other loans in amounts adequate to cover inherent probable losses in the loan portfolio at the respective balance sheet dates in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS 114”), for loans specifically reviewed for impairment and SFAS No. 5, “Accounting for Contingencies” (“SFAS 5”), for those loans and loan pools evaluated on a collective basis for impairment. The Bank’s methodology for determining its allowance for loan losses uses a variety of internal and external factors, including the results of its loan classification process, historical losses, economic and market data and other relevant factors, applied on a consistent basis, and updated to reflect current trends and information. The Bank has estimated its required allowance in the following manner:

•	All loans of the Bank were classified in accordance with the rules of the Superintendency of Banks.

•	Commercial loans greater than MCh$200, which were considered impaired, were specifically reviewed for impairment in accordance with SFAS 114. The Bank considers all past due loans and loans classified as either 6, 7, 8, 9 and 10 (B-, C or D in 2003 with balances greater than MCh$100) to be impaired loans for the purposes of applying SFAS 114. The allowances for loans losses for these loans were determined based on the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate, or at the fair value of the collateral if the loan was collateral dependent.

•	Commercial loans classified as either 1, 2, 3, 4, 5 and 5D (A or B in 2003) were evaluated collectively for impairment based on management’s best estimate of the probable losses inherent in these loans. The allowance for loan losses for these loans was determined based on an analysis of the results of the Bank’s classification process overtime and the resulting losses experienced on these types of loans updated to reflect current market trends and conditions.

•	Commercial loans with balances under MCh$200 were evaluated collectively for impairment based on management’s best estimate of the probable losses inherent in these loans. The allowance for loan losses for these loans was determined based on historical losses for these types of loans updated to reflect current market trends and conditions and management’s estimate of the probable losses inherent in these loans.

•	Consumer and mortgage loans were evaluated collectively for impairment based on management’s best estimate of the probable losses inherent in these loans. The allowance for loan losses for these loans was determined for (l) delinquent loans based on the amount of past due payments and the related probable loss and (ii) for current loans based on the results of the Bank’s risk matrix model which is used to identify loans with risk factors and estimate the related probable losses.

Management believes that there is no difference between the methodology it uses for Chilean GAAP to determine its allowance for loan losses and the process required by SFAS 114 and SFAS 5. Accordingly, there is no significant difference between the allowance for loan losses for Chilean GAAP and the amount that would be determined in accordance with U.S. GAAP as of December 31, 2004 and 2003. The following table sets forth the additional disclosure required by U.S. GAAP.

	December 31,
	2003	2004
	ThCh$	ThCh$
Impaired loans with an allowance	44,379	66.077
Impaired loans without an allowance	—	—
Allowance for impaired loans	(2,154)	(2,957)
Average balance for impaired loans	45,864	63,328

k. Interest recognition on non-accrual loans

The Bank suspends the accrual of interest on loans on the first day that such loans are overdue (consist of all non-current loans). Previously accrued but uncollected interest on overdue loans is not reversed at the time the loan ceases to accrue interest. Under U.S. GAAP, recognition of interest on loans is generally discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. As a general practice, this occurs when loans are 90 days or more overdue. Any accrued but uncollected interest is reversed against interest income at that time.

In addition, under Chilean GAAP any payment received on overdue loans is first applied to reduce the recorded balance of accrued interest receivable, if any, and thereafter is recognized as income to the extent of interest earned but not recorded. Any remaining amount is then applied to reduce the outstanding principal balance. Under U.S. GAAP, any payment received on loans when the collectibility of the principal is in doubt is treated as a reduction of the outstanding principal balance of the loan until such doubt is removed. The effect of the difference in interest recognition on non accrual loans is not material to the Bank’s financial position or results of its operations

l. Charge-offs and recoveries of loans previously charged-off

As discussed in Note 1 m. of these financial statements, under Chilean GAAP the Bank charges off loans when collection efforts have been exhausted. Under the rules and regulations established by the Superintendency of Banks, charge-offs must be made within the following maximum prescribed limits:

•	24 months after a loan is past due (3 months for consumer loans) for loans without collateral;

•	36 months after a loan is past due for loans with collateral.

Under U.S. GAAP loans or portions thereof should be written-off in the period that they are deemed uncollectible. The Bank believes that the charge-off policies it applies in accordance with Chilean GAAP are substantially the same as those required under U.S. GAAP, and therefore that differences are not significant to the presentation of its financial statements.

m. Effects of conforming to US GAAP

The following is a reconciliation of consolidated net income under Chilean GAAP to consolidated net income determined in accordance with US GAAP. It also includes the adjustments to the movement in Other Comprehensive Income:

	For the years ended
	2002	2003	2004
	MCh$	MCh$	MCh$
Net income in accordance with Chilean GAAP	36,797	51,377	50,767
Loan origination fees and costs (par. 27.1. a)	69	(5)	40
Deferred income taxes (par. 27.1. b)	(8,740)	(4,956)	(4,483)
Investments in other companies (par. 27.1. f)	(94)	(13)	(12)
Investment securities (par. 27.1. d)	(3,878)	6,939	8,715
Derivative financial instruments (par. 27.1. g)	6,527	(938)	(502)
Business combinations (par. 27.1. h)	19,610	4,007	4,112

Net income in accordance with US GAAP	50,291	56,411	58,637
Other comprehensive income net of deferred taxes for an amount of MCh$(539) MCh$897 and MCh$750 in 2002, 2003 and 2004
Net unrealized gains (losses) for available for sale securities	2,677	(4,438)	(3,664)

Comprehensive income (loss) in accordance with US GAAP	52,968	51,973	54,973

Accumulated other comprehensive income (loss) net of deferred taxes amounted to MCh$3,186, MCh$(1,252) and MCh$(4,916) as of December 31, 2002, 2003 and 2004, respectively.

The following is a reconciliation of consolidated shareholders’ equity under Chilean GAAP and under US GAAP:

	For the years ended
	2003	2004
	MCh$	MCh$
Shareholders’ equity in accordance with Chilean GAAP	347,496	376,396
Loan origination fees and costs (par. 27.1. a)	(289)	(249)
Accrual for mandatory dividends (par. 27.1. c)	(25,689)	(25,384)
Investments in other companies (par. 27.1. f)	1,610	1,598
Derivative financial instruments (par. 27.1. g)	(1,280)	(1,782)
Investment securities (par. 27.1. d)	3,555	3,909
Business combinations (par. 27.1. h)	(13,643)	(9,531)
Deferred income taxes (par. 27.1. b)	3,378	(355)

Shareholders’ equity in accordance with US GAAP	315,138	344,602

The following summarizes the changes in shareholders’ equity under US GAAP during the years ended December 31, 2003 and 2004:

MCh$
Balance at December 31, 2002	288,909
Monetary indexation of dividends paid	(55)
Minimum dividend at year end required by law	(25,689)
Other comprehensive loss for the year	(4,438)
Net income for the year	56,411

Balance at December 31, 2003	315,138
Monetary indexation of dividends paid	(125)
Minimum dividend at year end required by law	(25,384)
Other comprehensive loss for the year	(3,664)
Net income for the year	58,637

Balance at December 31, 2004	344,602

2. Additional disclosure requirements

a. Earnings per share

The disclosure of basic earnings per share and weighted average number of shares outstanding is not required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP.

	2002	2003	2004
Basic and diluted earnings per share-US GAAP(1)	0.280	0.249	0.258
Basic and diluted earnings per share-Chile GAAP(2)	0.241	0.113	0.112
Weighted average number of shares outstanding (in thousands)	179,680,252	226,909,291	226,909,291

(1)    Calculation of earnings per share under U.S. GAAP is based on net income divided by the weighted average number of shares outstanding. Basic earnings per share does not differ from diluted earnings per share under U.S. GAAP.

(2)    Management has included this separate measure of earnings per share under Chilean GAAP. This calculation consist of net income under Chilean GAAP less the portion (50%) assigned to “Other Reserves” as approved in the Bank’s Ordinary Shareholders’ meeting. This 50% portion is not distributable to shareholders and therefore is considered in this calculation appropriately excluded from the Chilean GAAP amount.

b. Income taxes

The provision for income taxes charged to income is as follows:

	For the years ended
	2002	2003	2004
	MCh$	MCh$	MCh$
Income tax provision - current under Chilean GAAP	(690)	(703)	(5,552)
Other taxes (expense) benefits under Chilean GAAP	2,242	(686)	383
Effect of deferred income taxes under Chilean GAAP	(9)	(738)	(1,343)
US GAAP Adjustments:
Deferred tax for effect of US GAAP adjustments	(8,740)	(4,956)	(4,483)

Income tax expense under US GAAP	(7,197)	(7,083)	(10,995)

Accumulated other comprehensive loss is net of a deferred tax asset of MCh$1,010 at December 31, 2004. Accumulated other comprehensive income is net of deferred tax asset of MCh$260 at December 31, 2003. Accumulated other comprehensive income is net of deferred tax asset of MCh$636 at December 31, 2002.

Deferred tax assets (liabilities) under US GAAP are summarized as follows:

	For the years ended
	2003	2004
	MCh$	MCh$
Temporary differences
Tax Loss	3,773	—
Loan portfolio –overall provision	6,586	5,973
Unearned price difference	1,817	1,736
Forward exchange contracts - fair value adjustment	217	303
Suspended accrual of interest	467	619
Other provisions	314	451
Other	412	952

Total deferred tax assets	13,586	10,034

Fixed asset depreciation	(148)	(175)
Others	(2,325)	(3,762)
Investment portfolio	(605)	(665)

Total deferred tax liabilities	(3,078)	(4,602)

Net deferred tax assets	10,508	5,432

The US GAAP provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to US GAAP pre-tax income as a result of the following differences:

	For the years ended
	2002		2003		2004
	MCh$	%	MCh$	%	MCh$	%
At statutory Chilean income tax rate (16.0% in 2002, 16.5% in 2003, 17.0% in 2004)	(9,198)	16.0	(10,477)	16.5	(11,837)	17.0
Decrease (increase) in rates resulting from:
Non-taxable income	1,990	(3.5)	2,735	(4.3)	—	—
Other	11	—	659	(1.0)	842	(1.2)

At effective tax rate	(7,197)	12.5	(7,083)	11.2	(10,995)	15.8

c. Investment securities

SFAS 115 requires additional disclosures for investments classified as available-for-sale. Realized gains and losses are determined using the proceeds from sales less the cost of the specific investment sold. SFAS 115 also requires disclosure of the carrying value and market value of securities available-for-sale, a maturity schedule for debt securities and the proceeds on sale and related gross gains and losses realized on the sale of available-for-sale securities. Such disclosures are included in note 27.1.d.

In 2002, proceeds from sales of securities available for sale were MCh$1,564,181 with gross realized gains of MCh$18,469 and gross realized losses of MCh$3,826. In 2003, proceeds from sales of securities available for sale were MCh$2,011,223 with gross realized gains of MCh$21,974 and gross realized losses of MCh$10,461. In 2004, proceeds from sales of securities available for sale were MCh$8,000,803 with gross realized gains of MCh$21,262 and gross realized losses of MCh$11,092.

The amortized cost and fair value of securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Amortized costs	Fair value
	MCh$	MCh$
Due in one year or less	102,185	101,008
Due after one year through five years	179,514	177,445
Due after five years through ten years.	139,022	137,420
Due after ten years	25,247	24,956

Total securities	445,968	440,829

d. Troubled debt restructurings

Under Chilean GAAP, troubled debt restructurings are accounted in a manner similar to U.S. GAAP. The Bank, however, is not required under Chilean GAAP to identify all loans, which may qualify as troubled debt restructurings, and, as a result, it is not feasible to obtain the necessary information that should be disclosed under U.S. GAAP.

e. Future minimum operating lease payments

SFAS 13 requires additional disclosures for the future minimum lease payments, which are as follows:

As of December 31, 2004
MCh$
Due within 1 year	1,491
Due after 1 year but within 3 years	2,323
Due after 3 years but within 5 years	1,253
Due after 5 years	523

Total future minimum operating lease payments	5,590

A majority of the leases provide for the payment of taxes, maintenance, insurance, and certain other expenses applicable to the leased premises. Many of the leases contain extension provisions.

Rent expenses for 2004 and 2003 was MCh$1,321 and MCh$1,632, respectively.

f. Estimated Fair Value of Financial Instruments

The estimated fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For those financial instruments with no quoted market prices available, fair values have been estimated using discounted expected future cash flows or other valuation techniques. These techniques are inherently subjective and are significantly affected by the assumptions used, including the discounts rates, estimates of future cash flows and prepayment assumptions. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments.

In addition, the estimated fair values presented below do not attempt to estimate the value of the Bank’s revenue generating businesses and anticipated future business activities, and therefore do not represent the Bank’s value as a going concern.

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

Cash and due from banks, The book value of cash and due from banks approximates its estimated fair value due to the short-term nature of these instruments.

Financial investments and investments under agreements to repurchase, The estimated fair value of these financial instruments was determined using either quoted market prices or dealer quotes where available, or quoted market prices of financial instruments with similar characteristics. Investments maturing in less than one year are valued at book value because they are, due to their relatively short period to maturity of such investments, considered to have a fair value which is not materially different from their book value.

Loans, For floating-rate loans that reprice frequently and have no significant change in credit risk, estimated fair values are based on book values. The estimated fair-values for certain mortgage loans, credit card loans, and other consumer loans are based on quoted market prices of similar loans, adjusted for differences in loan characteristics. Fair values of commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-accruing loans are estimated using discounted cash flow analyses arising from the liquidation of the underlying collateral values, where applicable (or other expected sources of payments), at an estimated discount rate.

Deposits, The fair value disclosed for non-interest bearing deposits and savings accounts is the amount payable at the reporting date and, as a result, is equal to the carrying amount. Fair value for time deposits is estimated using a discounted cash flow calculation that applies interest rates currently offered to a schedule of aggregated expected monthly maturities on time deposits. The value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

Chilean Central Bank borrowings, Mortgage finance bonds and Other borrowings, The fair value of these financial instruments is estimated using discounted cash flow analyses based on the Bank’s current borrowing rates for similar types of borrowing arrangements with similar remaining maturities.

Derivative instruments, The estimated fair value of foreign exchange forward contracts was determined using quoted market prices of financial instruments with similar characteristics.

The estimated fair values of financial instruments are as follows:

	As of December 31,
	2003		2004
	Book Value	Estimated fair value	Book Value	Estimated fair value
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	118,158	118,158	158,602	158,602
Financial Investments	471,812	475,366	529,409	533,318
Loans	2,099,618	2,083,242	2,402,038	2.399.244
Derivative financial instruments	9,267	7,987	7,591	5,809

LIABILITIES
Deposits	1,658,633	1,654,559	1,872,426	1,872,123
Chilean Central Bank borrowings	36	36	26,108	26,108
Investments under agreements to repurchase	63,259	63,259	80,779	80,779
Mortgage finance bonds	284,722	288,658	320,139	321,017
Other borrowings	293,289	292,816	299,290	301,614

g. Segment information

SFAS No. 131 “Disclosure about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments and related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly used by the chief operating decision making group in deciding how to allocate resources and assess performance.

The Bank is strategically aligned in its operations into four business segments based on its market segmentation and the needs of its clients and trading partners. The four business segments are Corporate banking, Business banking, Retail banking and Treasury and Other. The Bank manages these business segments using an internal profitability reporting system. Management review their segments in the base of gross operational margin and only uses averages balances to evaluate performance and allocate resources. Net interest revenue are incurred in Chile.

Descriptions of each business segment are as follows:

•	Corporate Banking, Large Companies and Factoring, includes a full range of financial products and services to Corporate companies and large size companies in Chile having annual sales in excess of Ch$60,000 million, and between Ch$5,000 million and Ch$60,000 million, respectively, including commercial loans, working capital lines of credit, trade financing, payment services and short-term and other deposits. Factoring business consists of purchasing customer’ outstanding debt portfolios, such as bills, notes, or contracts, advancing such customers a payment representing the future cash flows from such assets, and then performing the related collection function.

•	Small and Medium-Sized Companies and Leasing, includes a full range of financial products and services to small and medium size companies with annual sales between Ch$600 million and Ch$5,000 million. Leasing: consist of providing leasing services relating to commercial real estate, vehicles, machinery and other items to our customer.

•	Retail banking includes consumer lending, personal loans, automotive financing and credits cards.

•	Treasury and Other which includes primarily the bank’s treasury and hedging activities.

•	Earning of subsidiaries includes non-banking financial services such as brokerage of insurance and securities and asset management.

The following table presents summary information in millions of Chilean pesos related to the Bank’s lines of business for the years ending December 31, 2002, 2003 and 2004.

	Year ended December 31, 2002
	Corporate and Large Companies	Small and Medium Size Companies	Retail Banking	Treasury and Other	Earning of Subsidiaries	Total
	MM$	MM$	MM$	MM$	MM$	MM$
Net interest revenue	12,798	20,941	40,660	25,876	2,035	102,310

Fees and income from services, net	2,421	3,111	7,080	2,981	4,779	20,372
Gain from trading activities	3,661	—	—	11,048	(66)	14,643
Foreign exchange transactions, net	373	107	—	(2,372)	9	(1,883)
Other operating income (expenses), net	(43)	672	10	(2,870)	268	(1,963)
Provision for loan losses	(4,860)	(9,242)	(13,994)	(3,237)	—	(31,333)

Gross Operational margin	14,350	15,589	33,756	31,426	7,025	102,146

Other income and expenses						(11,301)
Operating expenses						(54,645)
Net loss from price-level restatement						(2,092)

Income before income taxes						34,108

Average Loans	768,730	499,713	283,558	16,213	—	1,568,214
Average Investments	—	—	—	256,637	48,896	305,533

	Year ended December 31, 2003
	Corporate and Large Companies	Small and Medium Size Companies	Retail Banking	Treasury and Other	Earning of Subsidiaries	Total
	MM$	MM$	MM$	MM$	MM$	MM$
Net interest revenue	14,804	22,684	42,811	14,937	2,755	97,991

Fees and income from services, net	3,870	3,580	6,366	4,128	4,591	22,535
Gain from trading activities	2,901	—	—	8,479	133	11,513
Foreign exchange transactions, net	532	194	1	9,036	—	9,763
Other operating income (expenses), net	(41)	1,301	(143)	(2,976)	(268)	(2,127)
Provision for loan losses	(3,323)	(7,643)	(16,529)	(5,116)	—	(32,611)

Gross Operational margin	18,743	20,116	32,506	28,488	7,211	107,064

Other income and expenses						4,757
Operating expenses						(56,023)
Net loss from price-level restatement						(2,294)

Income before income taxes						53,504

Average Loans	940,909	588,312	373,620	29,872	—	1,932,713
Average Investments	—	—	—	281,103	62,332	343,435

	Year ended December 31, 2004
	Corporate and Large Companies	Small and Medium Size Companies	Retail Banking	Treasury and Other	Earning of Subsidiaries	Total
	MM$	MM$	MM$	MM$	MM$	MM$
Net interest revenue	17,274	21,239	44,700	23,112	5,601	111,926

Fees and income from services, net	3,113	3,208	6,980	(38)	5,591	18,854
Gain from trading activities	2,419	—	—	7,795	(44)	10,170
Foreign exchange transactions, net	460	104	1	2,329	(1,631)	1,263
Other operating income (expenses), net	(83)	1,126	(7,232)	978	451	(4,760)
Provision for loan losses	(964)	(5,723)	(14,006)	(4,962)	—	(25,655)

Gross Operational margin	22,219	19,954	30,443	29,214	9,968	111,798

Other income and expenses						5,772
Operating expenses						(53,838)
Net loss from price-level restatement						(6,453)

Income before income taxes						57,279

Average Loans	1,142,472	553,407	471,113	33,495	—	2,200,487
Average Investments	—	—	—	409,314	120,542	529,856

h. Recent accounting pronouncements

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment”, which requires the recognition of compensation cost for all share-based payments (including employee stock options) at fair value. This standard amends and clarifies the accounting for stock compensation plans under SFAS No. 123, “Accounting for Stock-Based Compensation”, and is effective for interim or annual periods beginning after June 15, 2005. We do not expect the adoption of this statement to have a material impact on our results of operations, financial position or cash flows.

In July 2004, EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”. This EITF was addressed in combination with FIN46 when evaluating consolidation requirements. The issues are following:

Issue 1: Whether an investor should apply the equity method of accounting to investments other than common stock

Issue 2: If the equity method should be applied to investments other than common stock, how the equity method of accounting should be applied to those investments

Issue 3: Whether investments other than common stock that have a “readily determinable fair value” under paragraph 3 of Statement 115 should be accounted for in accordance with Statement 115 rather than pursuant to this Issue.

The Bank does not expect the adoption of this statement to have a material impact on our results of operations, financial position or cash flows.

In October 2004, the Emerging Issues Task Force issued EITF 04-01 “Accounting for Preexisting Relationships between the Parties to a Business Combination”. This Issue addresses the accounting for preexisting relationships between the parties to a business combination.

The issues are:

Issue 1: Whether a business combination between two parties that have a preexisting relationship should be evaluated to determine if a settlement of a preexisting relationship exists, thus requiring accounting separate from the business combination

Issue 2: How the effective settlement of an executory contract in a business combination should be measured

Issue 3: Whether the acquisition of a right that the acquirer had previously granted to the acquired entity to use the acquirer’s recognized or unrecognized intangible assets should be included in the measurement of the settlement amount or included as part of the business combination

Issue 4: Whether the acquirer should recognize, apart from goodwill, an acquired entity’s intangible asset(s) that, before the business combination, arose solely from the acquired entity’s contractual right to use the acquirer’s recognized or unrecognized intangible asset(s)

Issue 5: Whether it is appropriate for an acquirer to recognize a settlement gain in conjunction with the effective settlement of a lawsuit or an executory contract in a business combination..

As noted in the Discussion section of this EITF. Issue 4 may have an impact on step 2 of the annual impairment tests performed as required under SFAS N°142.

The Bank does not expect the adoption of this statement to have a material impact on our results of operations, financial position or cash flows.

In December 2004, SOP 03-3 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”. This Statement of Position (SOP) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. This SOP does not apply to loans originated by the entity. This SOP limits the yield that may be accreted (accretable yield) to the excess of the investor’s estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the investor’s initial investment in the loan. This SOP requires that the excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual, or valuation allowance. This SOP prohibits investors from displaying accretable yield and nonaccretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as impairment.

This SOP prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination.

The Bank does not expect the adoption of this statement to have a material impact on our results of operations, financial position or cash flows.