Form 20-F/A
period 2004-12-31
CORPBANCA/FI
filed 2005-07-05
CIK 1276671

As filed with the Securities and Exchange on July 5, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File Number 001-32305

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Shares of Common Stock: 226,909,290,577

Indicate by check mark whether the registrant (1) has filed all required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s), and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒         No   ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

EXPLANATORY NOTE

Corpbanca hereby amends and restates in its entirety our Annual Report on Form 20-F filed on July 1, 2005 for our fiscal year ended December 30, 2004 as set forth in this Amendment No. 1 to Form 20-F/A. This amended Annual Report on Form 20-F/A includes the following exhibits, which were available for inclusion in the Annual Report on Form 20-F and were intended to be included as part of the original filing, but were inadvertently omitted from our Annual Report on Form 20-F as filed on July 1, 2005 because of technical problems that were beyond our control:

•	Exhibit 12.1. Certification of the principal executive officer of Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

•	Exhibit 12.2. Certification of the principal financial officer of Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

•	Exhibit 13.1. Certification of the principal executive officer of Corpbanca, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes Oxley Act of 2002.

•	Exhibit 13.2. Certification of the principal financial officer of Corpbanca, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes Oxley Act of 2002.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See the following items at pages F-1 to F-54.

(a)	Report of Independent Registered Public Accounting Firm

(b)	Consolidated Balance Sheets as of December 31, 2004 and 2003

(c)	Consolidated Statements of Income for each of the three years ended December 31, 2004

(d)	Consolidated Statements of Cash Flows for each of the three years ended December 31, 2004

(e)	Consolidated Statements of Changes in Shareholders’ Equity for each of the three years ended December 31, 2004, 2003 and 2002

(f)	Notes to the Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit 1.1	Articles of Incorporation and Bylaws (estatutos sociales) of Corpbanca, including amendment thereto (English language translation).*

Exhibit 2.A.1	Form of Amended and Restated Deposit Agreement, dated as of September 27, 2004, among Corpbanca, The Bank of New York, as depositary, and the registered holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including a form of American Depositary Receipt.**

Exhibit 2.A.2	Form of Corpbanca Share Certificate (English language translation).*

Exhibit 4.A.1	Systems Operations Services Agreement, dated as of March 30, 2001, between IBM de Chile S.A.C. and Corpbanca (English language translation).*

Exhibit 4.A.2	Service Contract, dated as of July 6, 2001, between Corpgroup Interhold S.A. and Corpbanca (English language translation).*

Exhibit 4.A.3	Software Consulting and Development Agreement, “IBS” Integrated Banking System, dated as of October 4, 2001, between Datapro, Inc. and Corpbanca (English language translation).*

Exhibit 4.A.4	Agreement to Participate in the Automated Teller Machine Network Operated by Redbanc S.A., dated as of April 1, 2001, among Redbanc S.A. and Corpbanca (English language translation).*

Exhibit 4.B.1	Stockholders’ Agreement, dated as of May 11, 2004, among Manufacturas Interamericana S.A. and Corp Group Banking S.A. (English language translation).*

Exhibit 8.1	List of subsidiaries of Corpbanca.

Exhibit 11.1	English language translation of Corpbanca’s Code of Ethics.

Exhibit 12.1	Certification of the principal executive officer of Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.†

Exhibit 12.2	Certification of the principal financial officer of Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.†

Exhibit 13.1	Certification of the principal executive officer of Corpbanca, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.†

Exhibit 13.2	Certification of the principal financial officer of Corpbanca, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.†

*	Incorporated by reference to our Form 20-F (File No. 001-32305) filed on September 24, 2004.
**	Incorporated by reference to our registration statement on Form F-6 (File No. 333-119251) filed on September 24, 2004.
†	This exhibit was inadvertently omitted from Corpbanca’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on July 1, 2005. See “Explanatory Note.”

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF CORPBANCA

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2005

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