Form 20-F
period 2005-12-31
CORPBANCA/FI
filed 2006-06-30
CIK 1276671

As filed with the Securities and Exchange Commission on June 30, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 001-32305

CORPBANCA

(Exact name of Registrant as specified in its charter)

Republic of Chile

(Jurisdiction of incorporation or organization)

Huérfanos 1072

Santiago, Chile

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
American Depositary Shares representing Common Stock Common Stock, no par value*	New York Stock Exchange New York Stock Exchange*

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.  226,909,290,577

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange act).    ☐  Yes    ☒  No

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute forward-looking statements. These statements appear throughout this Annual Report, including, without limitation, under “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and include statements regarding our current intent, belief or expectations with respect to (1) our asset growth and financing plans, (2) trends affecting our financial condition or results of operations, (3) the impact of competition and regulations, (4) projected capital expenditures and (5) liquidity. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements included in this Annual Report as a result of various factors (including, without limitation, the actions of competitors, future global economic conditions, market conditions, currency exchange rates and operating and financial risks), many of which are beyond our control. The occurrence of any such factors, not currently expected by us, would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America,

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies or securities issued by Chilean companies,

•	the monetary and interest rate policies of the Banco Central de Chile (the Central Bank of Chile), or the Central Bank,

•	inflation,

•	deflation,

•	unemployment,

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms,

•	unanticipated turbulence in interest rates,

•	movements in currency exchange rates,

•	movements in equity prices or other rates or prices,

•	changes in Chilean and foreign laws and regulations,

•	changes in taxes,

•	competition, changes in competition and pricing environments,

•	our inability to hedge certain risks economically,

•	the adequacy of loss allowances or provisions,

•	technological changes,

•	changes in consumer spending and saving habits,

•	successful implementation of new technologies,

•	loss of market share,

•	changes in, or failure to comply with banking regulations, and

•	the factors discussed under “Item 3. Key Information—Risk Factors” in this Annual Report.

You should not place undue reliance on such statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may make in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after the date of this Annual Report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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

No treaty exists between the United States and Chile for the reciprocal enforcement of judgments. Chilean courts, however, have enforced final judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, subject to the review in Chile of the United States judgment in order to ascertain whether certain basic principles of due process and public policy have been respected without reviewing the merits of the subject matter of the case. If a U.S. court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this judgment in Chile will be subject to the obtaining of the relevant “exequatur” (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law in force at that time, and consequently, subject to the satisfaction of certain factors. Currently, the most important of these factors are the existence of reciprocity, the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances, the Chilean courts’ determination that the U.S. courts had jurisdiction, that process was appropriately serviced on the defendant and that the defendant was afforded a real opportunity to appear before the court and defend its case and that enforcement would not violate Chilean public policy.

If an action is started before Chilean courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws and as to the enforceability in Chilean courts of judgments of United States courts obtained in actions based upon civil liability provisions of the federal securities laws of the United States.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our consolidated financial statements in Chilean pesos and in conformity with generally accepted accounting principles in Chile, or Chilean GAAP, and the relevant rules of the Chilean Superintendencia de Bancos e Instituciones Financieras, or the Chilean Superintendency of Banks, which together differ in certain respects from accounting principles generally accepted in the United States, or U.S. GAAP. References to Chilean GAAP in this Annual Report are to Chilean GAAP as supplemented by the applicable rules of the Chilean Superintendency of Banks. See note 27 to our audited consolidated financial statements included herein for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and our consolidated subsidiaries and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2003, 2004 and 2005 and shareholders’ equity as of and for each of the years ended December 31, 2004 and 2005.

Our audited consolidated financial statements as of December 31, 2004 and 2005 and for each of the three years ended December 31, 2003, 2004 and 2005 are referred to herein as our financial statements. Pursuant to Chilean GAAP, unless otherwise indicated, financial data as of December 31, 2001, 2002, 2003, 2004 and 2005 and for each of the five years in the period ended December 31, 2005 included in our financial statements and elsewhere throughout this Annual Report have been expressed in constant pesos as of December 31, 2005.

In this Annual Report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. As of June 15, 2006, UF1.00 was equivalent to U.S.$33.3 and Ch$18,133.27. See “Item 5. Operating and Financial Review and Prospects.”

Unless otherwise specified, all references in this Annual Report (except in our financial statements) to loans are to loans, contingent loans and financial leases before deduction for allowances for loan losses, and, except as otherwise specified, all market share data presented herein are based on information published periodically by the Chilean Superintendency of Banks on an unconsolidated basis (i.e., without taking into account the results of our consolidated subsidiaries).

Non-performing loans that are not yet 90 days or more overdue have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of commercial loans included in Categories C4, D1 and D2 and loans (or portions thereof) that are overdue. We cease to accrue interest on loans as soon as they become overdue. For a description of the loan categories applicable to our business, see “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Analysis of Our Loan Classification.” Past due loans include, with respect to any loan, the portion of principal or interest that is 90 or more days overdue, and do not include the portion of such loan that is not overdue or that is less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan. This practice differs from that normally followed in the United States where the amount classified as past due would include the total principal and interest on all loans which have any portion overdue. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Classification of Loan Portfolio Based on Borrower’s Payment Performance.”

For a description of our major types of loans, as well as tables showing their maturities, see “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Loan Portfolio” and “Item 4. Information on the Company—Business Overview—Selected Statistical Information —Maturity and Interest Rate Sensitivity.”

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

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our financial statements or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts as of December 31, 2001, 2002, 2003, 2004 and 2005 and for each of the five years in the period ended December 31, 2005 have been translated from pesos based on the dólar observado, or observed exchange rate, of Ch$514.21 per U.S.$1.00 as reported by the Central Bank as of December 31, 2005. The observed exchange rate reported by the Central Bank is based on the average rate for the prior business day in Chile and is the exchange rate specified by the Chilean Superintendency of Banks for use by Chilean banks in the preparation of their financial statements. The Federal Reserve Bank of New York does not report a noon buying rate for pesos. See “—Exchange Rate Information” below.

In this Annual Report, all macro-economic data related to the Chilean economy is based on information published by the Central Bank, and all market share and other data related to the Chilean financial system is based on information published by the Chilean Superintendency of Banks as well as other publicly available information. Information regarding the consolidated risk index of the Chilean financial system as a whole is not available. The Chilean Superintendency of Banks publishes the risk index on an unconsolidated basis (i.e., not taking into account non-banking operations) for the financial system three times yearly in February, June and October.

EXCHANGE RATE INFORMATION

Chile has two currency markets, the Mercado Cambiario Formal, or the Formal Exchange Market, and the Mercado Cambiario Informal, or the Informal Exchange Market. The Central Bank is empowered to determine that certain purchases and sales of foreign currencies must be carried out in the Formal Exchange Market. Pursuant to Central Bank regulations which are currently in effect, all payments, remittances or transfers of foreign currency abroad which are required to be effected through the Formal Exchange Market may be effected with foreign currency obtained outside the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities so authorized by the Central Bank. Current regulations require that the Central Bank be informed of certain transactions and that these transactions be effected through the Formal Exchange Market.

The reference exchange rate for the Formal Exchange Market is reset daily by the Central Bank, taking into account internal and external inflation, and is adjusted daily to reflect variations in parities between the peso and each of the U.S. dollar, the Euro and the Japanese yen. The observed exchange rate for a given date is the average exchange rate of the transactions conducted in the Formal Exchange Market on the immediately preceding banking day, as certified by the Central Bank.

Prior to September 2, 1999, authorized transactions by banks were generally carried out within a certain band above or below the reference exchange rate. In order to maintain the average exchange rate within such limits, the Central Bank intervened by selling and buying foreign currencies on the Formal Exchange Market. On September 2, 1999, the Central Bank eliminated the exchange rate band as an instrument of exchange rate policy, introducing more flexibility to the exchange market. The Central Bank announced that it will intervene in the exchange market only in special and qualified cases.

Purchases and sales of foreign currencies which may be effected outside the Formal Exchange Market can be carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. On December 31, 2005, the average exchange rate in the Informal Exchange Market was approximately the same as the published observed exchange rate for such date of Ch$514.21 per U.S.$1.00. The average exchange rate in the Informal Exchange Market is widely used by the public in Chile. However, for purposes of the presentation of U.S. dollar amounts in this Annual Report, we use the Central Bank’s observed exchange rate.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for the periods set forth below, as reported by the Central Bank.

	Daily Observed Exchange Rate Ch$ per U.S.$(1)
Year	Low(2)		High(2)		Average(3)		Period End
2001	Ch$	557.13	Ch$	716.62	Ch$	634.94	Ch$	656.20
2002		641.75		756.56		688.94		712.38
2003		593.10		758.21		691.40		599.42
2004		559.21		649.45		609.53		559.83
2005		509.70		592.75		559.77		514.21
December 2005		509.70		518.63		514.33		514.21
January 2006		512.50		535.36		524.48		524.78
February 2006		516.91		532.35		525.70		517.76
March 2006		516.75		536.16		528.77		527.70
April 2006		511.44		526.18		517.33		518.62
May 2006		512.76		532.92		520.79		531.11
June 2006 (4)		529.91		546.74		538.34		544.51

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of monthly average rates during the year.
(4)	Through June 15, 2006.

The observed exchange rate as of June 15, 2006 was Ch$544.51= U.S.$1.00.

A. SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial and operating information as of the dates and for the periods indicated. You should read the following information together with the financial statements, including the notes thereto, included in this Annual Report and the information set forth in “Item 5. Operating and Financial Review and Prospects.”

The selected consolidated income statement and balance sheet data as of and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 appearing herein have been derived from our consolidated financial statements which have been audited by Deloitte & Touche Sociedad de Auditores y Consultores Ltda., or Deloitte.

Our audited consolidated income statements for the years ended December 31, 2003, 2004 and 2005, and our audited consolidated balance sheets as of December 31, 2004 and 2005, which we refer to as our financial statements, and the reports of Deloitte thereon, appear elsewhere in this Annual Report. The selected consolidated income statement data for the years ended December 31, 2001 and 2002, and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 have been derived from financial statements which have been audited by Deloitte and which do not appear elsewhere in this Annual Report.

Our financial statements have been prepared in accordance with Chilean GAAP (including the rules of the Chilean Superintendency of Banks), which differs in certain significant respects from U.S. GAAP. See note 27 to our financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and for a reconciliation to U.S. GAAP of net income and shareholders’ equity.

Unless otherwise indicated, U.S. dollar amounts as of December 31, 2005, 2004, 2003, 2002 and 2001 and for each of the five years in the period ended December 31, 2005 have been translated from pesos based on the dólar observado, or observed exchange rate, of Ch$514.21 per U.S.$1.00 as reported by the Central Bank on December 31, 2005. The rate reported by the Central Bank is based on the average rate for the prior business day in Chile and is the exchange rate specified by the Chilean Superintendency of Banks for use by Chilean banks in the preparation of their financial statements. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

U.S. GAAP data for 2001 does not appear in the following table or elsewhere in this Annual Report because we have not previously prepared such data for periods prior to 2002.

	As of and for the Year Ended December 31,
	2001	2002	2003	2004	2005	2005
	(in millions of constant Ch$ as of December 31, 2005)(1)					(in thousands of U.S.$)(1)(2)
CONSOLIDATED INCOME STATEMENT DATA

Chilean GAAP
Interest revenue	Ch$ 205,366	Ch$ 193,215	Ch$ 165,053	Ch$ 197,690	Ch$ 245,905	U.S.$478,219
Interest expense	(104,752)	(87,247)	(63,525)	(81,734)	(129,137)	(251,137)
Net interest revenue	100,614	105,968	101,528	115,956	116,768	227,082
Provisions for loan losses	(22,740)	(24,587)	(27,125)	(18,771)	(13,831)	(26,898)
Fees and income from services (net)	18,187	21,100	23,349	19,533	23,174	45,067
Other operating income (net)	7,351	11,182	19,840	6,912	8,071	15,696
Other income and expenses (net)	(7,274)	(19,570)	(1,735)	(1,828)	(1,074)	(2,089)
Operating expenses	(63,588)	(56,598)	(58,045)	(55,776)	(59,188)	(115,104)
Net loss from price-level restatement	(1,830)	(2,167)	(2,376)	(6,685)	(10,557)	(20,530)

Income before income taxes	30,720	35,328	55,436	59,341	63,363	123,224
Income tax (expense) benefit	516	1,598	(2,204)	(6,746)	(10,730)	(20,867)
Reversals of voluntary reserves	166	1,187

Net income	Ch$ 31,402	Ch$ 38,113	Ch$ 53,232	Ch$52,595	Ch$ 52,633	U.S.$102,357

Net income per share of common stock	0.18	0.17	0.23	0.23	0.23	0.00045
Dividends per share of common stock (3)	—	0.09	0.08	0.11	0.11	0.00021
Dividends per ADS (4)	—	450.00	400.00	550.00	550.00	1.07
Shares of common stock outstanding (in thousands)	170,449,290.6	226,909,290.6	226,909,290.6	226,909,290.6	226,909,290.6

U.S. GAAP
Net interest income (5)		103,801	99,152	109,271	106,211	206,552
Provisions for loan losses		(20,145)	(21,739)	(15,080)	(11,108)	(21,602)
Amortization of goodwill		—	—	—	—	—
Long-term borrowings		358,248	454,054	564,343	704,723	1,370,496
Net income		52,088	58,447	60,748	44,509	86,558
Net income per share of common stock (6)		0.29	0.26	0.27	0.20	0.00039
Net income per ADS (6)		1,450.00	1,300.00	1,350.00	1,000.00	1.94
Weighted average ADS outstanding (in millions)		36	45	45	45	—

	As of and for the Year Ended December 31,
	2001	2002	2003	2004	2005	2005
	(in millions of constant Ch$ as of December 31, 2005)(1)					(in thousands of U.S.$)(1)(2)
CONSOLIDATED BALANCE SHEET DATA

Chilean GAAP
Cash and due from banks	116,262	150,820	122,423	164,312	73,616	143,163
Investments	306,062	294,118	488,843	548,468	421,109	818,944
Total loans	1,595,951	1,833,090	2,222,353	2,531,620	2,848,259	5,539,097
Allowances for loan losses	(35,149)	(40,652)	(46,944)	(43,109)	(44,336)	(86,222)
Other assets (7)	154,851	149,656	172,758	115,550	157,455	306,208
Total assets	2,137,977	2,387,032	2,959,433	3,316,841	3,456,103	6,721,190
Deposits	1,299,708	1,420,167	1,718,506	1,939,833	1,930,639	3,754,573
Other interest bearing liabilities	497,122	460,951	664,456	752,464	839,895	1,633,369
Shareholders’ equity	187,495	325,695	360,040	389,946	407,526	792,528

U.S. GAAP
Total loans	—	1,681,045	2,012,508	2,327,769	2,621,721	5,098,541
Allowances for loan losses	—	(40,652)	(46,944)	(43,109)	(44,336)	(86,222)
Total assets	—	2,227,029	2,740,131	3,102,271	3,218,686	6,259,478
Shareholders’ equity	—	299,164	326,514	357,008	375,918	731,059
Goodwill	—	—	—	—	—	—

SELECTED CONSOLIDATED RATIOS

Profitability and Performance
Net interest margin (8)	5.9%	5.3%	4.1%	4.0%	3.6%	—
Return on average total assets (9)	1.2%	1.3%	1.6%	1.5%	1.2%	—
Return on average shareholders’ equity (10)	17.6%	18.2%	15.8%	14.6%	13.7%	—
Efficiency ratio (consolidated) (11)	50.4%	40.9%	40.1%	39.2%	40.0%	—
Dividend payout ratio (12)	—	50.0%	50.0%	50.0%	50.0%	—

Capital
Average shareholders’ equity as a percentage of average total assets	6.8%	7.2%	10.2%	10.1%	9.1%	—
Total liabilities as a multiple of shareholders’ equity	10.4	6.3	7.2	7.5	7.5	—

Asset Quality
Allowances for loan losses as a percentage of overdue loans (13)	103.3%	96.9%	105.8%	122.9%	108.4%	—
Overdue loans as a percentage of total loans (13)	2.1%	2.3%	2.0%	1.4%	1.4%	—
Allowances for loan losses as a percentage of total loans	2.2%	2.2%	2.1%	1.7%	1.6%	—
Past due loans as a percentage of total loans (14)	1.5%	1.7%	1.2%	0.8%	0.9%	—

U.S. GAAP

Profitability and Performance
Net interest margin (15)	—	5.2%	4.0%	3.8%	3.3%	—
Return on average total assets (16)	—	—	2.4%	2.1%	1.4%	—
Return on average shareholders’ equity (17)	—	—	18.7%	17.8%	12.1%	—

Asset Quality
Past due loans as a percentage of total loans (14)	—	2.8%	2.4%	2.0%	1.8%	—

OTHER DATA

Inflation rate	2.6%	2.8%	1.1%	2.4%	3.7%	—
Revaluation (Devaluation) rate (Ch$/U.S.$)	(14.6)%	(8.6)%	15.9%	6.6%	8.1%	—
Number of employees	1,810	1,759	1,860	1,952	2,159	—
Number of branches and offices	67	67	66	63	68	—

(1)	Except per share data, percentages and ratios, share amounts, employee numbers and numbers of branch offices.
(2)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2005 have been translated from pesos at the observed exchange rate of Ch$514.21 U.S.$1.00 as of December 31, 2005; for figures in U.S.$ see note 1 to our financial statements.
(3)	Represents dividends paid in respect of net income earned in the prior fiscal year.
(4)	Each ADS represents 5,000 shares of common stock.
(5)	Net interest income and total assets on a U.S. GAAP basis have been determined by applying the relevant U.S. GAAP adjustments to net interest income presented in accordance with Article 9 of Regulation S-X; for figures in US$ see note 1 to our financial statements. See note 26 to our financial statements.
(6)	Net income per share of common stock in accordance with U.S. GAAP has been calculated on the basis of the weighted average number of shares outstanding for the period. One ADS equals 5,000 shares of common stock.
(7)	This line item is comprised primarily of bank premises and equipment, assets received in lieu of payment (repossessed assets), assets to be leased, amounts received under spot foreign exchange transactions, transactions in process, prepaid and deferred expenses, deferred income taxes and goodwill.
(8)	Net interest margin is defined as net interest revenue divided by average interest-earning assets.
(9)	Return on average total assets is defined as net income divided by average total assets.
(10)	Return on average shareholders’ equity is defined as net income divided by average shareholders’ equity.
(11)	Operating expenses as a percentage of operating revenue. Operating revenue is the aggregate of net interest revenue, fees and income from service (net) and other operating income (net).
(12)	Represents the dividends divided by net income.
(13)	Overdue loans consist of all non-current loans.
(14)	Past due loans include, with respect to any loan, the amount of principal or interest that is 90 days or more overdue, and do not include the installments of such loan that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan. Under U.S. GAAP, non-performing loans would include the total outstanding amount of the loan if any principal or interest payment was 90 days or more past due.

(15)	Net interest margin on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to net interest income presented in accordance with Article 9 of Regulation S-X. See note 26 to our financial statements.
(16)	Net income divided by average total assets. Average total assets were calculated as an average of the beginning and ending balance for each year, and total assets on a U.S. GAAP basis have been determined by applying the relevant U.S. GAAP adjustments to shareholders’ equity. See note 27 to our financial statements.
(17)	Average shareholders’ equity was calculated as an average of the beginning and ending balance for each year. Shareholders’ equity on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to shareholders’ equity. See note 27 to our financial statements.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

RISKS ASSOCIATED WITH OUR BUSINESS

The growth of our loan portfolio may expose us to increased loan losses.

From December 31, 1995 to December 31, 2005, our aggregate loan portfolio grew by 572.4% in nominal terms to Ch$2,848,259 million. Our business strategy seeks to increase our market share by increasing the size of our loan portfolio. The growth of our loan portfolio (particularly in the lower-middle to middle income consumer and small and medium-sized corporate business segments) may expose us, in an economic downturn, to a higher level of loan losses and require us to establish proportionately higher levels of provisions for loan losses, which will partially offset the increased income that we can expect to receive as the loan portfolio grows.

Our loan portfolio may not continue to grow at the same rate.

There can be no assurance that in the future our loan portfolio will continue to grow at the same or similar rates as the growth rate that we historically experienced. Due to the economic slowdown in Chile in recent years and the recession of 1999, loan demand has not been as strong as it was in the mid-1990s. Average loan growth has, however, remained significant in the last five years. According to the Chilean Superintendency of Banks, from December 31, 1999 to December 31, 2005, the aggregate amount of loans in the Chilean banking system (on an unconsolidated basis) grew 74.4% in nominal terms to Ch$44,833.4 million as of December 31, 2005. A reversal of the rate of growth of the Chilean economy could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowance for loan losses.

Increased competition and industry consolidation may adversely affect the results of our operations.

The Chilean market for financial services is highly competitive. We compete with other Chilean private sector domestic and foreign banks, with BancoEstado (a public-sector bank) and with large department stores that make consumer loans to a large portion of the Chilean population. The lower-middle to middle income segments of the Chilean population and the small and medium-sized corporate segments have become the target markets of several banks, and competition in these segments is likely to increase. As a result, net interest margins in these segments are likely to decline. Although we believe that demand for financial products and services from the lower-middle to middle income consumer market segments and for small and medium-sized companies will continue to grow during the remainder of the decade, our net interest margins may not be maintained at their current levels. We believe that our principal competitors are Banco de Crédito e Inversiones, or BCI, Banco Bilbao Vizcaya Argentaria, Chile S.A., or BBVA, Banco del Desarrollo, Citibank and Scotiabank Sudamericano, but we also face competition from larger banks such as Banco de Chile and Banco Santander Santiago, among others.

We also face competition from non-bank and non-finance competitors with respect to some of our credit products, such as credit cards and consumer loans. Non-bank competition from large department stores has become increasingly significant in the consumer lending sector. Since 2001, three new private sector banks affiliated with Chile’s largest department stores have initiated operations mainly as consumer and medium-sized corporate niche banks. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to loans and credit products, and from mutual funds, pension funds and insurance companies, with respect to savings products and mortgage loans. Banks continue to be the main suppliers of leasing, factoring and mutual funds in Chile, and the insurance sales business has seen rapid growth. Nevertheless, non-banking competition, especially department stores, may be able to engage in some types of advertising and promotion in which, by virtue of Chilean banking rules and regulations, we are prohibited from engaging.

The increase in competition within the Chilean banking industry in recent years has led to, among other things, consolidation in the industry. In 2002 Banco Santiago and Banco Santander-Chile, the then second and third largest private banks in Chile, respectively, merged to become Chile’s largest bank. In 2002, Banco de Chile and Banco de A. Edwards, then the third and fifth largest private banks in Chile respectively, merged to become the second largest Chilean bank. In 2004, BCI purchased 99.9% of the shares of Banco Conosur. Consolidation, which can result in the creation of larger and stronger competitors, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate and increasing our costs of operation.

Our exposure to individuals and small and medium-sized businesses could lead to higher levels of past due loans and subsequent loan losses.

A substantial number of our customers consists of individuals and small and medium-sized companies (those with annual sales between Ch$600 million and Ch$5,999 million). As part of our business strategy, we seek to increase lending and other services to small and medium-sized companies and individuals. Our business results relating to our individual and small and medium-sized company customers are, however, more likely to be adversely affected by downturns in the Chilean economy, including increases in unemployment, than our business from large corporations and high-income individuals. For example, unemployment directly affects the capacity of individuals to obtain and repay consumer loans. Consequently, in the future we may experience higher levels of past due loans, which could result in higher provisions for loan losses. In 1997, the Chilean Superintendency of Banks increased the level of provisions required for consumer loans (including loans to high income individuals) due to concerns regarding the levels of consumer indebtedness and vulnerability of the banking sector in an economic downturn and in 2004 the Chilean Superintendency of Banks issued new regulations concerning how loans are categorized for purposes of assigning provisions. There can be no assurance that the levels of past due loans and subsequent loan losses will not be materially higher in the future.

Our results of operations are affected by interest rate volatility.

Our results of operations depend to a great extent on our net interest revenue. In 2004 and 2005, net interest revenue represented 81.4% and 78.9% of our operating revenues, respectively. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest bearing liabilities leading to a reduction in our net interest revenue. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. Over the period from December 31, 1998 to December 31, 2005, yields on the Chilean government’s 90-day note as reported on those dates moved from 13.49% to 4.75%, then decreasing, with a high of 8.69% and low of 6.14% in 2001, a high of 6.00% and a low of 2.87% in 2002, a high of 2.97% and a low of 2.48% in 2003, a high of 2.35% and a low of 1.31% in 2004. However, this benchmark rate began to rise in the latter part of 2005, reaching a high of 4.75% and a low of 2.49% in 2005 and a high of 4.73% and a low of 4.39% in the first five months of 2006. In the latter part of 2005 and the first three months of 2006, we liquidated a significant portion of our investment portfolio in order to avoid substantial mark-to-market losses relating to our investments in Chilean government and Central Bank bonds, the value of which decreased as interest rates increased. Any volatility in interest rates could adversely affect our business, our future financial performance and the price of our securities.

We may experience operational problems or errors.

We, like all large financial institutions, are exposed to many types of operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper authorizations, failure to properly document transactions, equipment failures and errors by employees. Although we maintain a system of operational controls, there can be no assurances that operational problems or errors will not occur and that their occurrence will not have a material adverse impact on our business, financial condition and results of operations.

RISKS RELATING TO CHILE

Our growth and profitability depend on the level of economic activity in Chile and other emerging markets.

A substantial amount of our loans are to borrowers doing business in Chile. Accordingly, the recoverability of these loans in particular, our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile. The Chilean economy has been influenced, to varying degrees, by economic conditions in other emerging market countries. Changes in Chilean economic growth in the future or future developments in or affecting the Chilean economy, including further consequences of continuing economic difficulties in Brazil, Argentina and other emerging markets, could materially and adversely affect our business, financial condition or results of operations.

According to data published by the Central Bank, the Chilean economy contracted at a rate of 0.8% in 1999 and grew at a rate of 4.5% in 2000, 3.4% in 2001, 2.2% in 2002, 3.3% in 2003, 6.1% in 2004 and 6.3% in 2005. Historically, lower economic growth has adversely affected the overall asset quality of the Chilean banking system and that of our loan portfolio. According to information published by the Chilean Superintendency of Banks, the unconsolidated risk index of the banks comprising the Chilean financial system deteriorated from 1.98% as of October 31, 1999, to 2.08% as of October 31, 2000, improved to 1.90% as of October 2001, deteriorated to 1.95% as of October 31, 2002, improved to 1.82% as of October 31, 2003, deteriorated to 1.99% as of December 31, 2004 and improved to 1.61% as of December 31, 2005. Our unconsolidated risk index as of December 31, 2005 was 1.45%. See “Item 4. Information of the Company—Business Overview—Selected Statistical Information—Analysis of Our Loan Classification—Risk Index” for a definition of “risk index.” Our results of operations and financial condition could also be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector, or other political or economic developments in Chile.

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

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Latin America, especially in Argentina and Brazil. If Argentina’s economic environment significantly deteriorates or does not improve, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years. The recent cuts in gas exports from Argentina to Chile could also adversely affect economic growth in Chile. Our business could be affected by an economic downturn in Brazil. This could result in the need for us to increase our loan allowances, thus affecting our financial results, our results of operations and the price of our securities. The crises and political uncertainties in other Latin American countries could also have an adverse effect on Chile, the price of our securities or our business.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our shares and ADSs.

The Chilean government’s economic policies and any future changes in the value of the peso against the U.S. dollar could affect the dollar value of our securities. The peso has been subject to significant devaluations in the past and could be subject to similar fluctuations in the future. In the period from December 31, 1997 to December 31, 2005, the value of the peso relative to the U.S. dollar decreased 16.9%, as compared to an 8.8% decrease in value in the period from December 31, 1994 to December 31, 1997. The observed exchange rate as of June 15, 2006 was Ch$544.51 = U.S.$1.00, reflecting a depreciation of the peso against the U.S. dollar of 2.5% since December 31, 2005.

Our results of operations may be affected by fluctuations in exchange rates between the peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate mismatches. In order to avoid material exchange rate mismatches, we enter into forward exchange transactions. As of December 31, 2005, our foreign currency denominated assets and peso-denominated assets that contain repayment terms linked to changes in foreign currency exchange rates exceeded our foreign currency denominated liabilities and peso-denominated liabilities that contain repayment terms linked to changes in foreign currency exchange rates by Ch$18,343 million (approximately U.S.$36.3 million).

We may decide to change our policy regarding exchange rate mismatches. Regulations that limit such mismatches may also be amended or eliminated. Greater exchange rate mismatches will increase our exposure to the devaluation of the peso, and any such devaluation may impair our capacity to service our foreign-currency obligations and may, therefore, materially and adversely affect our financial condition and results of operations. Notwithstanding the existence of general policies and regulations that limit material exchange rate mismatches, the economic policies of the Chilean government and any future fluctuations of the peso against the dollar could affect our financial condition and results of operations.

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

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our results of operations and, indirectly, the value of our securities. The following table shows the annual rate of inflation (as measured by changes in the Chilean Consumer Price Index, or CPI, and as reported by the Chilean Instituto Nacional de Estadísticas, or the Chilean National Institute of Statistics, during the last six years ended December 31 and through May 31, 2006).

Year	Inflation (CPI)
(in percentages)
2000	4.5%
2001	2.6
2002	2.8
2003	1.1
2004	2.4
2005	3.7
2006 (through May 31)	1.5

Source: Chilean National Institute of Statistics.

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

Historically, Chilean banks have not paid interest on amounts deposited in checking accounts. However, effective June 1, 2002, the Central Bank allowed banks to pay interest on checking accounts. Currently, there are no applicable restrictions on the interest that may be paid on checking accounts. If competition or other factors lead us to pay interest on checking accounts, to relax the conditions under which we pay interest or to increase the number of checking accounts on which we pay interest, there may be a material adverse effect on our financial condition or results of operations.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

The accounting, financial reporting and securities disclosure requirements in Chile differ from those in the United States. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company.

Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Chilean and U.S. GAAP Reconciliation” and note 27 to our financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as such differences relate to us, and a reconciliation to U.S. GAAP of our shareholders’ equity and net income as of and for each of the years ended December 31, 2005 and 2004.

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

The securities laws of Chile, which govern open, or publicly listed, companies such as ours, have as a principal objective promoting disclosure of all material corporate information to the public. Chilean disclosure requirements, however, differ from those in the United States in some important respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those in the United States and in certain respects the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the New York Stock Exchange, limiting the protections afforded to investors.

We are a “foreign private issuer” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain New York Stock Exchange corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow Chilean practice concerning corporate governance and intend to continue to do so. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all New York Stock Exchange corporate governance requirements. See “Item 6. Directors, Senior Management and Employees—Board Practices—Comparative Summary of Differences in Corporate Governance Standards” for a comparison of the corporate governance standards of the New York Stock Exchange and Chilean practice.

Chile imposes controls on foreign investment and repatriation of investments that may affect your investment in, and earnings from, our ADSs.

Equity investments in Chile by persons who are not Chilean residents have generally been subject to various exchange control regulations which restrict the repatriation of the investments and earnings therefrom. In April 2001, the Central Bank eliminated the regulations that affected foreign investors except that investors are still required to provide the Central Bank with information related to equity investments and conduct such operations within the Formal Exchange Market. See “Item 10. Additional Information—Exchange Controls” for a discussion of the types of information required to be provided.

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

Additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them or the repatriation of the proceeds from such disposition or the payment of dividends could be imposed in the future and we cannot advise you as to the duration or impact of such restrictions if imposed.

RISKS RELATING TO OUR ADSs

There may be a lack of liquidity and market for our shares and ADSs.

A lack of liquidity in the markets may develop for our ADSs, further a lack of the ability by the holders to sell our ADSs or fluctuations in the price at which holders of our ADSs will be able to sell them. Future trading prices of our ADSs will depend on many factors including, among other things, prevailing interest rates, our operating results and the market for similar securities.

Our common stock underlying the ADSs is listed and traded on the Santiago Stock Exchange and the Chilean Electronic Exchange, although the trading market for the common stock is small by international standards. As of June 15, 2006, we had 226,909,290,577 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. In addition, according to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Chilean Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on the Chilean stock exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Chilean Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities. Furthermore, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it is deemed necessary. These and other factors may substantially limit your ability to sell the common stock underlying your ADSs at a price and time at which you wish to do so.

There can be no assurance that any liquid trading market for our common stock in Chile will continue. Approximately 42.5% of our outstanding common stock was held by the public as of June 15, 2006. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

Certain actions by our principal shareholder may have an adverse effect on the future market price of our ADSs and shares.

Alvaro Saieh Bendeck, through Corp Group Banking S.A. and Compañía Inmobiliaria y de Inversiones Saga S.A., or Saga, indirectly beneficially owns approximately 57.5% of our outstanding voting rights. The sale or disposition by Mr. Saieh Bendeck of our shares or ADSs that he indirectly owns, or the perception in the marketplace that such a sale or disposition may occur, may adversely affect the trading price of our shares on the Santiago Stock Exchange and, consequently, the market price of the ADSs.

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

In order for ADS holders to enforce, in Chilean courts, judgments obtained in the U.S. courts against us or our directors and executive officers based on civil liability provisions of the U.S. federal securities laws, an exequatur (i.e., recognition and enforcement of the foreign judgment) must be obtained; provided, however, that a U.S. court granted a final judgment in the action based on the civil liability provisions of U.S. federal securities laws. Such exequatur shall be obtained in accordance with Chilean civil procedure law currently in force, and consequently, subject to the satisfaction of certain factors. The most important of these factors are the existence of reciprocity treaties between the countries, the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances and the Chilean courts’ determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant, that the enforcement is in full force in the foreign country and that enforcement would not violate Chilean public policy. Failure to satisfy any of such requirements may result in non-enforcement of your rights.

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

History

CORPBANCA is Chile’s oldest currently operating bank. We were founded as Banco de Concepción in 1871 by a group of residents of the City of Concepción, Chile, led by Aníbal Pinto, who would later become President of Chile. In 1971, Banco de Concepción was transferred to a government agency, Corporación de Fomento de la Producción (the Chilean Corporation for the Development of Production, or CORFO). Also in 1971, Banco de Concepción acquired Banco Francés e Italiano en Chile, which provided for the expansion of Banco de Concepción into Santiago. In 1972 and 1975, the bank acquired Banco de Chillán and Banco de Valdivia, respectively. In November 1975, CORFO sold its shares of the bank to private business persons, who took control of the bank in 1976. In 1980 the name of the bank was changed to Banco Concepción. In 1983, control of Banco Concepción was assumed by the Chilean Superintendency of Banks. The bank remained under the control of the Chilean Superintendency of Banks through 1986, when it was acquired by Sociedad Nacional de Minería (the Chilean National Mining Society, or SONAMI). Under SONAMI’s control, Banco Concepción focused on providing financing to small- and medium-sized mining interests, increased its capital and sold a portion of its high-risk portfolio to the Central Bank. Investors led by Mr. Alvaro Saieh Bendeck purchased a majority interest of Banco Concepción from SONAMI in 1996. For over 16 years, Mr. Saieh Bendeck has directed the acquisition, creation and operation of a number of commercial banks, mutual fund companies, insurance companies and other financial entities in Chile and other parts of Latin America.

Following our acquisition in 1996, we began to take significant steps to improve our credit risk policies, increase operating efficiency and expand our operations. These steps included applying stricter provisioning and charge-off standards to our loan portfolio, cost cutting measures and technological improvements. We also changed our name to CORPBANCA and hired a management team with substantial experience in the Chilean financial services industry. Several of our senior officers, prior to joining CORPBANCA, were employed by Banco Osorno prior to its merger with Banco Santander-Chile in 1996. In addition, we significantly expanded our operations in 1998 through the acquisition of the Consumer Loan Division of Corfinsa (which was formerly a consumer loan division of Banco Sudamericano, currently Scotiabank Sudamericano) and the finance company Financiera Condell S.A. In November 2002, we completed the largest equity capital-raising transaction in Chile in that year, providing us with Ch$111,732 million (approximately U.S.$153 million using the exchange rate that was in effect as of December 31, 2002) in capital to help implement our growth strategies. We continue to consolidate our information technology systems into a single, integrated platform, Integrated Banking System, or IBS, a central information system that replaced a number of systems, providing us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each product and client segment.

As a result of the steps we have taken since the 1996 acquisition, we have developed a number of significant competitive strengths that we believe will continue to contribute to our growth potential. These include operating efficiencies, improved asset quality, an experienced management team, and a strong technological infrastructure. As of December 31, 2005, our efficiency ratio and our return on assets was the best among our peers (Banco Santander Chile, Banco de Chile, Banco de Crédito e Inversiones, BBVA, Scotiabank Sudamericano, Citibank, Banco del Desarrollo). Since 1996 have been one of the fastest-growing banks in Chile in terms of loan portfolio size, but during 2005 and for the first half of 2006, our loan portfolio has been growing at approximately the same pace as the average loan portfolio growth rate in the Chilean banking sector. In addition, our asset quality, as reflected by our risk index and our risk classification by the Chilean Superintendency of Banks, is comparable to that of our principal competitors, and our capitalization places us in a strong position among Chilean banks in terms of ability to fund growth. In recent years, our cost of funding has decreased as a result of improvements in our ratings. We believe that these strengths position us well for continued growth in the Chilean financial services industry.

As of December 31, 2005, our loan portfolio amounted to Ch$2,848,259 million, as compared to Ch$423,592 million as of December 31, 1995, representing 572.4% growth in nominal terms (369.1% in real terms). In 2005, our consolidated efficiency ratio (operating expenses as a percentage of operating revenue which is the aggregate of net interest revenue, fees and income from services (net) and other operating income (net)) was 40.0%, which represents a significant improvement over our unconsolidated efficiency ratio of 81.3% for 1995 (when we were not required to present consolidated financial statements). In addition, during the period from 1995 through 2005, our return on average total assets increased from 0.5% to 1.2% and our unconsolidated risk index improved from 3.20% as of December 31, 1995 to 1.45% as of December 31, 2005.

As of December 31, 2005, we had total assets of Ch$3,456,103 million (approximately U.S.$6,721,2 million) and shareholders’ equity (excluding net income for the year to date) of Ch$354,893 million (approximately U.S.$690 million). Our net income for 2005 was Ch$52,633 million (approximately U.S.$102.4 million), our return on average total assets was 1.2% and our return on average shareholders’ equity was 13.1%.

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

Continue to grow our operations profitably

We seek to achieve organic growth by offering competitive products and services in all of our lines of business. Our capital structure currently provides us with a strong basis upon which to grow our loan portfolio and expand our operations and branch network. We believe that our strong franchise in the retail banking segment offers us the potential for significant growth in our loan portfolio. We are also focusing our marketing efforts on potential clients among small and medium-sized companies, large corporate clients and private banking customers. In addition, we may seek to expand through strategic acquisitions over the time.

Capitalize on customer loyalty through cross-selling

We intend to increase our market share and profitability by continuing to cross-sell services and products to our existing clients. We have instituted processes that facilitate our ability to offer additional financial services to our clients, with an emphasis on increasing our revenues obtained from fees for services. For example, we aim to increase our portfolio of mortgage loans by cross-selling mortgage products to our banking clients. In addition, we cross-sell loan products to our checking and savings account customers that are tailored to their individual needs and financial situation. We plan to continue these and other cross-selling efforts.

Increase operating efficiency through technological advances

We intend to maintain our position as the most efficient bank among our peers. We seek to achieve this goal by continuing to reduce costs, broadening our array of distribution channels and enhancing our distribution network through the adoption of cost-saving technologies. We continue to update our branch operations to allow for an increased level of customer “self-help.” We are also working to increase use of internet banking by our customers. Currently, our customers are able to obtain account information, make bill payments, transfer funds and perform other transactions through our internet site. We recently completed our implementation of IBS, a central information system that replaced a number of systems, providing us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each product and client segment that has resulted in additional cost savings. Further, we are also currently implementing a management information system, or MIS. Through this tool we expect to be better able to assess the profitability of our customer relationships by analyzing and monitoring our customers, products, branches and divisions individually or as a whole. We believe that the implementation of these and other technological advances will continue to improve our cost structure by minimizing the number of transactions that are initiated through our traditional branch network while at the same time responding to our customers’ evolving needs.

Actively manage risk exposure

We have a dedicated risk management team that focuses on monitoring risks across all areas of our business. Our credit committee meets weekly to review and approve or decline new credit proposals. We intend to continue to maintain what we believe to be conservative credit approval standards and reserve policies, enabling us to minimize the risk of ultimate loss. As of December 31, 2005, we had allowances for loan losses of Ch$44,336 million, representing 1.6% of total loans, charge-offs for 2005 of Ch$16,249 million, representing 0.6% of average loans for the period, and direct charge-offs for 2005 of Ch$904 million, representing 0.03% of average loans for 2005.

B. BUSINESS OVERVIEW

Principal Business Activities

We provide a broad range of commercial and retail banking services to our customers. In addition, we provide financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through our subsidiaries. The following chart sets forth our principal lines of business:

As of December 31, 2005, we had a nationwide network of 68 branches in Chile, including 28 branches operating under the CORPBANCA name, 20 branches operating under the Bancondell name, and 20 integrated branches, which operate under both the CORPBANCA and Bancondell names. In addition, as of December 31, 2005, we owned and operated 108 ATMs in Chile, and our customers have access to over 4,000 ATMs in Chile through our agreement with Redbanc S.A., or Redbanc. We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients.

The following table provides information on the composition of our loan portfolio and other revenue-producing assets as of December 31, 2004 and December 31, 2005:

Loan/Asset Category	As of December 31, 2004(1)		As of December 31, 2005(2)		Variation		Variation (expressed as a percentage)
	(in millions of constant Ch$ as of December 31, 2005)
Commercial loans
General commercial loans	Ch$	1,163,831	Ch$	1,302,916	Ch$	139,085	12.0%
Foreign trade loans		185,094		210,618		25,524	13.8
Interbank loans		20,723		30,011		9,288	44.8
Leasing contracts		185,453		209,925		24,472	13.2
Factoring		62,282		59,999		(2,283)	(3.7)
Other outstanding loans		88,983		122,645		33,662	37.8
Subtotal commercial loans		1,706,366		1,936,114		229,748	13.5

Mortgage loans
Residential		95,927		110,892		14,965	15.6
Commercial		207,984		197,101		(10,883)	(5.2)
Subtotal mortgage loans		303,911		307,993		4,082	1.3

Consumer loans		297,142		352,616		55,474	18.7
Past due loans
Commercial loans		10,434		15,215		4,781	45.8
Residential mortgage loans		8,899		8,766		(133)	(1.5)
Consumer loans		1,017		1,017		—	—
Past due loans		20,350		24,998		4,648	22.8
Subtotal		2,327,769		2,621,721		293,952	12.6

Contingent loans(1)		203,851		226,538		22,687	11.1
Total loans(2)	Ch$	2,531,620	Ch$	2,848,259	Ch$	316,639	12.5

(1)	For purposes of loan classification, contingent loans are considered as commercial loans.
(2)	All of the above categories except mortgage loans, past due loans and contingent loans are combined into “Loans.”

Commercial Banking

In order to better serve businesses, we have divided our commercial banking services into the following divisions: small and medium-sized companies, large companies, corporate banking, leasing and factoring. In the 1996-2005 period, loans made to businesses, including commercial loans, trade finance, leasing agreements and contingent loans, experienced significant growth. As of December 31, 2005, we had aggregate commercial loans outstanding (including leasing, factoring, commercial mortgage and commercial past due loans) in the amount of Ch$2,374,968 million, comprising 83.4% of our total loan portfolio.

Small and Medium-Sized Companies. Our small and medium-sized companies business area services businesses with annual sales between Ch$600 million and Ch$5,999 million. We believe that the close relationships we have developed with our small and medium-sized business customers over the years provides us with a significant competitive advantage in this business area.

Our small and medium-sized companies business division offers its customers a broad range of financial products, including general commercial loans, working capital loans, trade finance, on-lending of financing originated by CORFO, overdraft credit lines, letters of credit, and mortgage loans. As of December 31, 2005, we had approximately 6,284 small and medium-sized company loan customers.

Large Companies. Our large companies business area services companies with annual sales between and including Ch$6,000 million and Ch$60,000 million. This business area offers these companies a broad range of services tailored to their specific needs. These services include deposit-taking and lending in both pesos and foreign currencies, trade financing, general commercial loans, working capital loans, letters of credit, interest and exchange rate insurance and cash flow management, among others. As of December 31, 2005, we had 336 large company customers.

Corporate Banking. Our corporate banking business area is responsible for serving corporations having annual sales in excess of Ch$60,000 million. Our corporate banking division is focused on offering these clients a broad range of products, including working capital loans, credit lines, financial services, special advisory services, trade finance, syndicated loans and currency forwards. As of December 31, 2005, we had 90 corporate banking customers.

Leasing. This business division consists of providing leasing services relating to commercial real estate, vehicles, machinery and other items to our customers. As of December 31, 2005, we had a total outstanding balance under the lease contracts in our leasing division of Ch$209,925 million, comprising 7.4% of our total loan portfolio.

Factoring. Our factoring business consists of purchasing outstanding debt portfolios, such as bills, notes or contracts, advancing a payment representing the future cash flows from such assets, and then performing the related collection function. As of December 31, 2005, we had total factoring loans outstanding of Ch$59,999 million, representing 2.1% of our overall loan portfolio.

Retail Banking

Our retail banking strategy is to focus on meeting the financial services needs of individuals in Chile, which traditionally has had relatively low levels of interaction with banks and other financial services institutions and, accordingly, represents a significant prospect for future growth for us. Our retail banking division serves retail customers across all income levels. As of December 31, 2005, our retail banking division administered checking accounts with an aggregate balance of Ch$149,247 million. At such date, these checking accounts represented approximately 4.9% of our total liabilities.

We also provide time deposits and savings accounts in pesos, Euros, UF and U.S. dollars, with a minimum term of 30 days and a minimum amount of Ch$500,000 or, for foreign-currency accounts, U.S.$10,000 or the equivalent. We also offer traditional savings accounts with funds available for immediate withdrawal, including certain specialized accounts such as a home savings account. As of December 31, 2005, we administered 42,194 deposit accounts other than checking accounts for 30,582 customers, with an aggregate balance of Ch$1,781,392 million, representing 56.5% of our total liabilities as of such date.

Successive interest rate reductions by the Central Bank as well as our commercial efforts for 2005 have enabled us to regain positive growth in our consumer loan portfolio, which, after decreasing 4.8% from 2000 to 2001, increased 14.9% in 2002, 19.2% in 2003, 28.3% in 2004 and 18.7% in 2005.

Our branch network as of December 31, 2005 was comprised of 68 branches in Chile, including 28 operating under the CORPBANCA name, 20 operating under the Bancondell name, and 20 integrated branches, which operate under both the CORPBANCA and Bancondell names. Additionally, as of the same date, we owned and operated 108 ATMs in Chile and our customers had access to over 4,000 ATMs in Chile through our agreement with Redbanc.

Our retail services are organized into three divisions: traditional retail banking services, lower income retail banking services provided through our “Bancondell” brand, and high-income consumer services (private banking).

Traditional Retail Banking. Our traditional retail banking services are mainly oriented toward individuals with medium income levels (at least Ch$0.6 million per month), to whom we offer products such as checking accounts, credit lines, credit and debit cards, automotive financing, mortgage loans, insurance banking and time deposits, among others. Our traditional banking services are marketed and operated under the CORPBANCA name. We offer the following products and services, among others, to our traditional retail banking customers:

Checking and Deposit Accounts. Our main checking account product is our “Integral” checking account, through which customers are provided with a package of services including ATM cards, a credit line, Visa and/or MasterCard credit card with credit levels established pursuant to the creditworthiness of the individual, fraud insurance and access to internet and telephone banking.

Credit and Debit Cards. We issue both Visa and MasterCard credit cards to our individual clients. In addition to traditional cards, we offer cards issued under certain specialized customer loyalty programs, such as the Visa Delta SkyMiles card. We tailor our marketing of credit card services to different groups based on personal income. We charge annual fees for these credit cards to customers who do not hold “Integral” accounts with us. In late 2003, we became the second bank in Chile to offer the American Express card to its customers. As of December 31, 2005, our traditional retail banking division had 68,064 valid credit card accounts in use. We believe that, in addition to the other banks that operate in Chile, our main competitors in the credit card business are department stores and other non-banking businesses involved in the issuance of credit cards.

We also offer debit cards, which can be used for banking transactions at ATMs operating on the Redbanc network, as well as at retailers associated with the Redcompra program.

Mortgages. We offer two types of mortgages: residential mortgages for the purchase of new and existing homes (including refinancing of existing residential mortgages) and other mortgages, which are loans for other purposes secured by real property owned by the customer. Our mortgage loans generally have maturities between five and 30 years and are generally denominated in UF. In order to reduce our exposure to interest rate fluctuations and inflation with respect to our residential mortgage portfolio, a majority of our residential mortgages are funded through the issuance by us of mortgage finance bonds in the Chilean financial market, which bear a real market rate of interest plus a fixed spread over the rate of variation of the UF. Chilean banking regulations limit the amount of a residential mortgage loan that may be financed with a mortgage finance bond to 75% of the lesser of (a) the purchase price of the property securing the loan and (b) the appraised value of such property. In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after-tax monthly income.

We continue to increase our marketing efforts relating to our mortgage services. Our market penetration for mortgage products has historically been lower than our overall Chilean market share for all banking products, which as of December 31, 2005 was 6.4% (on an unconsolidated basis and net of interbank loans). Historically this disparity has been due to the relatively high and non-competitive rates on our mortgage products. However, our strategy and recent results have made it possible for us to decrease our financing costs throughout time and, therefore, offer more competitive rates and terms. Accordingly, our market share of mortgage products has grown from 2.3% as of December 2004 to 2.5% as of December 2005. We intend to continue to grow in this market.

Consumer Loans. We offer personal consumer loans for a variety of purposes, including personal loans (with automatic payments deducted from a checking or credit card account and with mandatory life, home and/or unemployment insurance); automotive financing and university and post-graduate education loans (with mandatory life insurance). Our consumer loans are generally installment loans denominated in pesos or UF, bear interest at fixed or variable rates and typically have maturities up to 36 months. However, in addition, we offer consumer loans to employees of our corporate clients which have maturities of up to 48 months.

Lower Income Retail Banking—Bancondell. Under the “Bancondell” brand, we offer consumer lending and credit card services to the traditionally underserved low-to-middle income segments of the Chilean population. Bancondell represents a distinct delivery channel for loans and credit cards, and it maintains a separate brand identity and branch network. In this segment we compete with the consumer divisions of other banks as well as certain consumer credit providers, including department stores. Of our 68 branches as of December 31, 2005, 20 operate under the Bancondell name and 20 are integrated branches that bear both the Bancondell and CORPBANCA names and through which we provide both Bancondell-branded services and our traditional CORPBANCA-branded services.

Improved economic conditions in Chile over the past decade have resulted in an increased demand for consumer credit by low- to middle-income individuals, whom we classify as persons with annual income between Ch$1.2 million and Ch$7.2 million. Many of these individuals have not had prior exposure to banking products or services. Through Bancondell, we focus on developing and marketing products specifically oriented to individuals in this segment of the population while introducing them to the banking sector. We offer the following products and services to our lower income retail banking-Bancondell customers:

Consumer Loans. We offer personal loans under the Bancondell brand, including personal debt consolidation loans. These loans are generally denominated in pesos and repayable through equal monthly installments. Life and unemployment insurance are mandatory in connection with these loans.

Credit Cards. Under the Bancondell brand, we provide “classic” Visa and MasterCard credit cards, which require the payment of an annual fee. As of December 31, 2005, we had 10,382 credit card accounts in use through

Bancondell. We believe that, in addition to the other banks that operate in Chile, our main competitors in the credit card business are department stores and other non-banking businesses involved in the issuance of credit cards.

Private Banking. In 2002 we began to provide our “CORPBANCA Privada” private banking services to high income and high net worth individuals on an invitation-only basis. Each client under this program is provided with a relationship officer who oversees the client’s entire relationship with us across all product lines. As of December 31, 2005, we had 1,508 “CORPBANCA Privada” clients.

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

The following table sets forth certain financial information with respect to our financial services subsidiaries as of December 31, 2004 and 2005, in millions of pesos. Amounts relating to intercompany transactions have not been removed for purposes of this table.

	As of and for the year ended December 31, 2004						As of and for the year ended December 31, 2005
	Assets		Shareholder’s Equity		Net Income		Assets		Shareholder’s Equity		Net Income
	(in millions of Ch$ as of December 31, 2005)						(in millions of Ch$ as of December 31, 2005)
Corp Corredores de Seguros S.A.	Ch$	2,129	Ch$	57	Ch$	1,849	Ch$	2,624	Ch$	2,340	Ch$	2,286
Corp Asesorías Financieras S.A.		364		154		130		438		404		250
Corp Administradora General de Fondos S.A.		2,657		1,574		727		3,774		2,894		1,325
Corp Corredores de Bolsa S.A		110,216		9,782		2,920		82,918		16,388		3,685

Insurance Brokerage. In accordance with our strategy of expanding the breadth of financial services that we offer, our subsidiary Corp Corredores de Seguros S.A., or CCS, offers a full line of insurance products. Many of these products complement the various banking and loan services that we provide, such as unemployment insurance in connection with personal loans and insurance in connection with mortgage lending. Through CCS we also provide non credit-related insurance to existing clients and the general public. For the years ended December 31, 2004 and December 31, 2005, CCS had net income of Ch$1,849 million and Ch$2,286 million, respectively. CCS had total assets of Ch$2,624 million as of December 31, 2005 and Ch$2,129 as of December 31, 2004.

Financial Advisory Services. Corp Asesorías Financieras S.A., or CAF, is the investment banking subsidiary of CORPBANCA. CAF provides a broad range of financial advisory services to a variety of corporations and government agencies, including those services related to debt restructurings, mergers and acquisitions, privatizations and company valuations. In 2005, CAF had net income of Ch$250 million (Ch$130 million in 2004). CAF had total assets of Ch$438 million as of December 31, 2005.

Mutual Fund Investment and Management. We incorporated CAGF to complement banking services offered to individual and corporate clients. As of December 31, 2005, this subsidiary had total assets equal to Ch$3,774 million. CAGF had net income of Ch$727 million and Ch$1,325 million for 2004 and 2005, respectively. As of December 31, 2005, CAGF managed 18 mutual funds including fixed income funds. In order to grow CAGF business, we intend to continue to offer new types of mutual funds tailored to our clients’ needs.

Securities Brokerage Services. Our subsidiary Corp Corredores de Bolsa S.A., or CCB, is a member of the Santiago Stock Exchange and is registered with the Chilean Superintendency of Securities and Insurance as a securities broker. CCB’s primary activities are providing broker services in equities and fixed income securities, foreign currency exchange trading and proprietary trading. For 2005, CCB’s net income was Ch$3,685 million, and Ch$2,920 million for 2004, and as of December 31, 2005, CCB had assets under custody of Ch$159,978 million. In 2005, 7.3% of CCB’s revenues were from providing brokerage services to clients, 19.1% were derived from foreign currency trading and 73.6% were derived from CCB’s proprietary trading operations, primarily of fixed income securities.

International Operations

Foreign Currency-Denominated Loans. Our international operations division manages both our domestic and international foreign currency-denominated loan portfolios. As of December 31, 2005, we had the equivalent of U.S.$10.5 million in foreign currency-denominated loans outstanding granted to third parties outside of Chile. This division is also responsible for obtaining foreign currency-denominated lines of credit from financial institutions outside Chile. As of December 31, 2005, we had the equivalent of U.S.$1,073 million in credit lines available to us from 47 financial institutions located in the United States, Spain, Mexico, Germany, Austria, the Netherlands, the United Kingdom, Canada, Italy and other countries, a 34.6% increase over the amount available under lines of credit from international sources available as of December 31, 2004.

Distribution Channels, Electronic Banking and Technology

Our distribution network provides integrated financial services and products to our customers through several diverse channels, including ATMs, branches, internet banking, and telephone banking. We owned and operated 108 ATMs throughout Chile as of December 31, 2005, and are connected to over 4,000 ATMs through the Redbanc network. These ATMs allow customers to conduct self-service banking transactions during banking and non-banking hours.

As of December 31, 2005, we operated through 68 branches in Chile, which include 28 branches operating under the CORPBANCA name, 20 branches operating under the Bancondell name, and 20 integrated branches which operate under both the CORPBANCA and Bancondell names. Consistent with our growth strategy, we plan to open up at least four additional branches by the end of 2006. The branch system serves as the main distribution network for our full range of products and services.

We offer internet banking to our customers 24 hours a day through our password-protected internet site, www.corpbanca.cl. Our internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2005, we had over 20,000 customers with activated internet passwords, allowing them to access our internet banking services. In December 2005, 1,115,867 transactions were performed on our internet site, of which 22,925 were fund transfers, representing 2.1% of all financial transactions performed by our customers during the month. We are a member of the Sociedad Interbancaria de Transferencias Electrónicas S.A., an organization that facilitates electronic banking transactions on behalf of our customers as well as other Chilean banks. We also provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect fund transfers and certain payments by telephone.

We have developed a specialized internet-based service designed to facilitate and optimize the financial management of our commercial customers. This service, which we market under the name “Cash Management,” includes services such as payroll support, payments to suppliers, automated bill payment, money transfers within Chile and to accounts located outside Chile and payments of taxes and other governmental assessments.

We have entered into several service and lease agreements with IBM de Chile S.A.C., which provides us with the computer hardware and network buildout that we use in our headquarters and branch offices. We have entered into a software consulting and development agreement with Datapro, Inc., which provides consulting and development for the IBS.

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most significant sector, commercial banking, includes a number of privately-owned banks and one public sector bank, BancoEstado (which operates within the same legal and regulatory framework as the private sector banks). The private sector banks include those that are Chilean-owned, i.e., controlled by a Chilean entity, as well as a number of foreign-owned banks which are operated in Chile but controlled by a foreign entity. The Chilean banking system is comprised of 26 private sector banks and one public sector bank. Three private sector banks along with the state-owned bank together accounted for 66.3% of all outstanding loans by Chilean financial institutions as of December 31, 2005: Banco Santander Santiago (22.6%), Banco de Chile (18.1%), BCI (12.3%) and BancoEstado (controlled by the Chilean government) (13.3%). All of the privately owned Chilean banks together accounted for 73.7%, the foreign-owned banks for 14.7%, and BancoEstado for 11.6% of the total loans outstanding in the Chilean financial system. All market share statistics in this paragraph are presented according to the Chilean Superintendency of Banks on an unconsolidated basis.

We believe that our principal competitors are BCI, BBVA, Banco del Desarrollo, Citibank and Scotiabank Sudamericano, but we also face competition from larger banks such as Banco de Chile and Banco Santander Santiago, among others.

The Chilean banking system has experienced a consolidation process in recent years with mergers and acquisitions of banking entities in line with a global trend. In April 1996, Banco Santander acquired control of Banco Osorno, merging their operations. In January 1997, Banco Santiago and Banco O’Higgins merged into one entity. In 1999, following the international merger of Banco Santander de España and Banco Central Hispano, Banco Santander Central Hispano acquired control of Santander-Chile and Banco Santiago. During April 2002, the Chilean Superintendency of Banks authorized Banco Santander Central Hispano to increase its participation in Banco Santiago by way of acquisition of 35.45% of the shares of the latter owned by Banco Central de Chile. In May 2002, the Chilean Superintendency of Banks authorized Santander-Chile and Banco Santiago to merge. This merger enabled these banks to become the largest financial institution in Chile in terms of loans outstanding.

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

In recent years, several applications for banking licenses have been filed before the Chilean Superintendency of Banks. In 2000, Deutsche Bank initiated operations in Chile. During 2001, the Chilean Superintendency of Banks authorized the formation of Banco HNS, which is oriented to small and medium sized businesses through leasing and factoring financing. In the same year, the Chilean Superintendency of Banks authorized the creation of Banco Monex, which is also oriented to small and medium sized businesses through trade finance, exchange transactions and financial derivatives. In 2001, Falabella, a Chilean department store, received authorization to commence its banking operations, which are primarily linked to its consumer credit business. In May 2002, Banco Ripley initiated operations of consumer loans to mid to low-income individuals. In September 2002, Financiera Conosur filed an application with the Chilean Superintendency of Banks to request its corporate conversion into a bank, which took place in 2003. In July 2003, Banco Paris, linked to the Almacenes Paris department store, was authorized to initiate operations. In 2004, Grupo Penta, linked to former shareholders of Banco de Chile, received a banking license for a new bank named “Banco Penta”, which has been operating ever since. It is expected that the trend to create niche banks will continue. In addition, the Chilean Superintendency of Banks authorized HSBC Bank Chile to convert its branch into a subsidiary bank, and authorized ING Bank N.V. to establish a representative office in Chile.

Commercial banks such as us face increasing competition from other financial intermediaries who can provide larger companies with access to the capital markets as an alternative to bank loans. The enactment of the Reforma al Mercado de Capitales (Capital Markets Reform Bill) in 2001 has made it more tax-advantageous and easier for companies to issue commercial paper in Chile, adding an additional financing alternative. To the extent permitted by the General Banking Law, we seek to maintain a competitive position in this respect through the investment banking activities of our subsidiary CAF.

The following table sets out certain statistics relating to the Chilean commercial banking system as of December 31, 2005:

	As of December 31, 2005
	Assets			Loans			Deposits			Shareholder’s Equity
	Amount		Share	Amount		Share	Amount		Share	Amount		Share
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Domestic private sector banks	Ch$	102,303,626	73.7%	Ch$	36,836,414	82.2%	Ch$	30,467,914	78.3%	Ch$	3,366,369	77.3%
Foreign-owned private banks		20,416,923	14.7%		2,034,859	4.5%		1,912,603	4.9%		585,430	13.4%

Private sector total		122,720,549	88.4%		38,871,271	86.7%		32,380,517	83.2%		3,951,799	90.7%
BancoEstado		16,039,430	11.6%		5,962,236	13.3%		6,516,951	16.8%		405,214	9.3%
Chilean commercial banking system total	Ch$	138,759,979	100.0%	Ch$	44,833,507	100.0%	Ch$	38,897,468	100.0%	Ch$	4,357,013	100.0%

Source: Chilean Superintendency of Banks.

Loans

As of December 31, 2005, our consolidated loan portfolio net of allowances for loan losses of Ch$2,848,259 million (approximately U.S.$5,539 million) was the fifth largest among private Chilean banks (sixth place among all private banks operating in Chile). Our unconsolidated loan portfolio represented 6.4% of the market for loans in the Chilean financial system (comprising all commercial banks) as of such date. During 2004, our unconsolidated loan portfolio grew by 13.9%, compared to an increase of 10.2% in the average market loan portfolio. During 2005, our unconsolidated loan portfolio grew by 12.5%, compared to an increase of 14.4% in the average market loan portfolio. The following table sets forth the aggregate outstanding loans for us and the seven other private sector banks with the largest market shares in Chile as of December 31 in each of the last four years:

	Bank Loans(1)(2)
	As of December 31,
	2002		2003		2004		2005
Banco Santander Santiago(3)	Ch$	8,288,003	Ch$	8,022,534	Ch$	8,909,715	Ch$	10,139,333
Banco de Chile(4)		6,306,314		6,450,718		6,912,546		8,098,294
Banco de Crédito e Inversiones (BCI)		3,518,121		3,912,689		4,554,472		5,535,929
BBVA		2,249,259		2,557,021		3,034,283		3,579,169
CORPBANCA		1,833,088		2,222,362		2,531,620		2,848,259
Banco del Desarrollo		1,241,555		1,380,403		1,464,242		1,693,364
Scotiabank Sudamericano		1,263,591		1,190,267		1,203,605		1,213,154
Citibank		1,099,180		936,016		879,462		842,563
Others		8,156,252		8,884,314		9,704,973		10,883,076

Total	Ch$	33,955,363	Ch$	35,556,324	Ch$	39,194,918	Ch$	44,833,143

Source: Chilean Superintendency of Banks for every bank except CORPBANCA for year 2005.

(1)	The information in this table is presented on an unconsolidated basis (taking into account only each entity’s banking operations).

(2)	All amounts stated in this table are in millions of constant Ch$ as of December 31, 2005.
(3)	Banco Santander Santiago includes Banco Santiago before merger.
(4)	Banco de Chile includes Banco A. Edwards before merger.

Deposits

We had deposits of Ch$1,930,639 million (approximately U.S.$3,754,6 million) (consolidated) as of December 31, 2005, which consisted of our checking accounts, other demand liabilities, saving accounts, time deposits and other commitments. In unconsolidated terms, our 5.3% of the market for deposits as of such date ranks us in fifth place among private sector banks in Chile. The following table sets forth the aggregate deposits for us and the seven other private sector banks with the largest market share as of December 31 in each of the last four years:

	Bank Deposits and Other Obligations (1)(2)
	As of December 31,
	2002		2003		2004		2005
Banco Santander Santiago (3)	Ch$	6,989,458	Ch$	6,178,457	Ch$	7,295,213	Ch$	8,550,084
Banco de Chile (4)		5,009,009		5,195,805		5,682,903		6,553,068
Banco de Crédito e Inversiones (BCI)		3,129,572		3,278,560		3,859,207		4,647,149
BBVA		2,109,073		2,356,236		2,764,604		2,993,454
CORPBANCA		1,420,144		1,718,438		1,938,873		2,075,401
Scotiabank Sudamericano		959,618		949,654		1,083,911		1,038,455
Citibank		1,458,766		1,026,086		1,003,368		979,143
Banco del Desarrollo		772,301		855,320		918,445		1,124,583
Others		8,768,086		8,864,231		9,444,786		10,935,937

Total	Ch$	30,616,027	Ch$	30,422,787	Ch$	33,991,310	Ch$	38,897,274

Source: Chilean Superintendency of Banks for every bank except CORPBANCA for year 2005.

(1)	The information in this table is presented on an unconsolidated basis (taking into account only each entity’s banking operations).
(2)	All amounts stated in this table are in millions of constant Ch$ as of December 31, 2005.
(3)	Banco Santander Santiago includes Banco Santiago before merger.
(4)	Banco de Chile includes Banco A. Edwards before merger.

Shareholders’ Equity

With Ch$354,893 million (approximately U.S.$690 million) in shareholders’ equity (excluding net income), we were the fourth largest commercial bank in Chile by this measure as of December 31, 2005.

The following table sets forth the level of shareholders’ equity for us and the seven largest private sector banks in Chile (measured by shareholders’ equity) as of December 31 in each of the last four years:

	Shareholders Equity (excluding net income)(1)
	As of December 31,
	2002		2003		2004		2005
Banco Santander Santiago (2)	Ch$	863,914	Ch$	860,663	Ch$	862,945	Ch$	842,122
Banco de Chile (3)		606,318		600,161		540,694		594,383
Banco de Crédito e Inversiones (BCI)		273,000		305,701		349,329		395,190
CORPBANCA		287,582		306,808		337,351		354,893
BBVA		253,814		252,193		261,337		259,100
Citibank		261,229		239,430		239,914		248,236
Banco del Desarrollo		101,357		124,919		134,230		142,507
Scotiabank Sudamericano		104,841		113,043		124,488		136,693
Others		1,061,762		1,154,997		1,263,733		1,383,889

Total	Ch$	3,813,817	Ch$	3,957,915	Ch$	4,114,021	Ch$	4,357,013

Source: Chilean Superintendency of Banks.

(1)	All amounts stated in this table are in millions of constant Ch$ as of December 31, 2005.
(2)	Banco Santander includes Banco Santiago before merger.
(3)	Banco de Chile includes Banco A. Edwards before merger.

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

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in adoption of a series of amendments to General Banking Law. That law, amended most recently in 2002, granted additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services. Following the Chilean banking crisis during 1982 and 1983, the Chilean Superintendency of Banks assumed control of 21 financial institutions representing approximately 51% of the total loans in the banking system. As part of the solution to this crisis, the Central Bank permitted financial institutions to sell to it a certain portion of their problem loan portfolios, at the book value of such loan portfolios. Each institution then repurchased such loans at their economic value (which, in most cases, was much lower than the book value at which the Central Bank had acquired the loans) and the difference was to be repaid to the Central Bank out of future income. Pursuant to Law No. 18,818, which was passed in 1989, this difference was converted into a subordinated obligation with no fixed term, known as deuda subordinada or subordinated debt, which in the event of liquidation of the institution, would be paid after the institution’s other debts had been paid in full.

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

According to Article 35 bis of the General Banking Law, the prior authorization of the Chilean Superintendency of Banks is required for:

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

Deposit Insurance

In Chile, the government guarantees up to 90.0% of the principal amount of certain time and demand deposits held by natural persons in the Chilean banking system. The government guarantee covers those obligations with a maximum value of UF120 per person (Ch$2,103,122 or U.S.$4,090 as of December 31, 2005) per calendar year.

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

The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and to up to 20% for time deposits, to implement monetary policy. In addition, we are subject to a reserve requirement applicable to Chilean banks pursuant to which we must hold a certain amount of assets in cash or in highly liquid instruments. This reserve is equal to the amount by which the daily balance of:

•	deposits in checking accounts,

•	other demand deposits or obligations payable on demand and incurred in the ordinary course of business,

•	other deposits unconditionally payable immediately or within a term of less than 30 days, and

•	time deposits payable within ten days in the aggregate exceeds 2.5 times the amount of our capital and reserves.

Chilean regulations also require that gaps between assets and liabilities maturing within less than 30 days not exceed a bank’s Net Capital Base (as defined below) and that gaps among assets and liabilities maturing within less than 90 days not exceed twice a bank’s equity.

Minimum Capital

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$14,021 million or U.S.$27.3 million as of December 31, 2005). However, a bank may begin its operations with 50.0% of such amount, provided that it has a total capital ratio (defined as effective equity as a percentage of risk weighted assets) of not less than 12.0%. When such a bank’s paid-in capital reaches UF600,000 (Ch$10,516 million or U.S.$20.5 million as of December 31, 2005) the total capital ratio required is reduced to 10.0%.

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

Banks must also have a Net Capital Base of at least 3.0% of its total assets (net) of required allowances. An amendment enacted on November 7, 2001 to the General Banking Law eliminated the exclusion of the investment in subsidiaries and foreign branches from the calculation of Net Capital Base.

The calculation of risk weighted assets is based on a five category risk classification system to be applied to a bank asset that is based on the Basle Committee recommendations.

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

•	A bank cannot extend to any entity or individual (or any one group of related entities), directly or indirectly, unsecured credit in an amount that exceeds 5.0% of the bank’s effective equity, or in an amount that exceeds 25.0% of its effective equity if the excess over 5.0% is secured by certain assets with a value equal to or higher than such excess. In the case of foreign export trade financing, the 5.0% ceiling for unsecured credits is 10.0% and the 25.0% ceiling for secured credits is 30.0%. In the case of financing infrastructure projects built through the concession mechanism, the 5.0% ceiling for unsecured credits is 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession, while the ceiling for secured credits remains at 25%,

•	a bank cannot extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its effective equity,

•	a bank cannot directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank,

•	a bank cannot lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank, and

•	a bank cannot grant loans to related parties (including holders of more than 1.0% of its shares, except in the case of companies which are actively traded on the Santiago Stock Exchange, like CORPBANCA, in which case the limit is 5.0%) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. In addition, the aggregate amount of loans to related parties cannot exceed a bank’s effective equity.

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

Global Allowance. The global allowance was calculated by multiplying the amounts outstanding in our loan portfolio by the greater of our “risk index” or 0.75% (2.0% for factoring operations). The risk index was derived from our management’s classification of our loan portfolio according to certain criteria relating to performance of the loans or, in the case of commercial loans, management’s estimate of the likelihood of default. More specifically, the risk index is calculated based only on “classified” loans and computed by multiplying the aggregate amount of outstanding loans by the allowance percentage assigned to the relevant loan category. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Analysis of Our Loan Classification—Risk Index.”

Individual Allowance. We were also required to maintain an individual allowance for loans on which any payment of principal or interest is 90 days or more overdue. The individual loan allowance calculation was not changed by the new Chilean Superintendency of Banks regulations and remains in effect. Our policy was to recognize loan loss allowances equal to 100.0% of the unsecured past due portion of individual loans. The allowances recognized consisted of the global allowances for that individual loan plus an additional individual allowance such that the total allowances recorded (global and individual) equaled 100.0% of the unsecured past due portion of individual loans. In the event that non-payment of a portion of a loan permitted a bank to accelerate the loan, and the bank commenced legal proceedings against the debtor to collect the full amount of the loan, the individual loan loss reserve must have equaled 100.0% of the entire outstanding amount of the loan within 90 days as of the filing of the lawsuit. The Chilean Superintendency of Banks has ruled that in the case of past due loans, individual loan loss reserves were to be made only for the difference between 100.0% of the past due portion of a past due loan (or the full amount of the loan if the preceding sentence applies) and the reserve made for such loan when calculating the global loan loss reserve.

Generally, for purposes of classification, loans are divided into consumer loans, residential mortgage loans and commercial loans (which for these purposes include all loans other than consumer loans and residential mortgage loans). In the case of commercial loans, loan classifications were based on the estimated losses on all of the loans outstanding of the borrower, as determined by us. In the case of consumer and residential mortgage loans, the extent to which payments were overdue determined the classification. Commercial and consumer loans were rated A, B, B-, C or D, while residential mortgage loans were rated only A, B or B-, except loans purchased from the former Asociación Nacional de Ahorro y Préstamo, or Chilean National Association of Savings and Loans, which may be classified as C or D.

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

Classification of Loans. For purposes of the current classifications, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services), (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan), (iii) leasing operations (including consumer leasing, commercial leasing and residential leasing), (iv) factoring operations and (v) commercial loans (includes all loans other than consumer loans and residential mortgage loans).

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

We began provisioning in accordance with current regulations as of January 1, 2004. The current classification system has not resulted, nor do we currently expect it to result, in any significant increase in our allowances for loan losses. For further information, see “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Current Regulations Relating To Classification of Banks and Loans; Allowances for Loan Losses From January 1, 2004.”

Obligations Denominated in Foreign Currencies

Foreign currency denominated obligations of Chilean banks are subject to four requirements.

•	a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits,

•	a bank’s risk adjusted net asset (liability) foreign currency position cannot exceed 20% of its Net Capital Base,

•	under Central Bank regulations applicable since August 31, 1999, (1) the aggregate amount of a bank’s net foreign currency liabilities having an original maturity of less than 30 days cannot exceed the bank’s Net Capital Base and (2) the aggregate amount of a bank’s net foreign currency liabilities having an original maturity of less than 90 days cannot exceed twice the bank’s Net Capital Base, and

•	after June 30, 2000, the interest rate mismatches of a bank’s foreign currency liabilities may not exceed 8.0% of the bank’s Net Capital Base.

Capital Markets

Under the General Banking Law, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as in financial leasing, mutual fund and investment fund administration, investment advisory services and merger and acquisition services. These subsidiaries are regulated by the Chilean Superintendency of Banks and, in some cases, also by the Chilean Superintendency of Securities and Insurance, the regulator of the Chilean securities market and of open-stock (public) corporations.

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

Investments in Foreign Securities

Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain foreign currency securities. Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would support the bank’s business if such companies were incorporated in Chile. Banks in Chile may also invest in debt securities traded in formal secondary markets. Such debt securities shall qualify as (1) securities issued or guaranteed by foreign sovereign states or their central banks or other foreign or international financial entities and (2) bonds issued by foreign companies. Such foreign currency securities must have a minimum rating as follows:

Rating Agency	Short Term	Long Term
Moody’s	P1	Baa3
Standard and Poor’s	A3	BBB-
Fitch IBCA	F2	BBB-

A Chilean bank may invest in securities having a minimum rating as follows, provided that in case the total amount of these investments exceeds 20%, (or 30% in certain cases), of the effective equity of the bank, a provision of 100% of the excess shall be established by the bank:

Rating Agency	Short Term	Long Term
Moody’s	P1	Ba3
Standard and Poor’s	A3	BB-
Fitch IBCA	F2	BB-

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

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our financial statements as well as “Item 5. Operating and Financial Review and Prospects.” Pursuant to Chilean GAAP, unless otherwise indicated, financial data in the following tables as of December 31, 2001, 2002, 2003, 2004 and 2005 has been expressed in constant pesos as of December 31, 2005. The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s CPI.

Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest Paid on Interest Bearing Liabilities

The average balances for interest-earning assets and interest bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of daily balances on an unconsolidated basis. Unless otherwise set forth herein, such average balances as they apply to the operations of our subsidiaries were calculated on the basis of month-end balances. Such average balances are presented in pesos, in UFs and in foreign currencies (principally U.S.$).

The nominal interest rate has been calculated by dividing the amount of interest and principal readjustment due to changes in the UF index (gain or loss) during the period by the related average balance, both amounts expressed in constant pesos. The nominal rates calculated for each period have been converted into real rates using the following formulas:

Rp =	1 + Np	– 1	Rd =	(1 + Nd)(1 + D)	– 1
	1 + I			1 + I

Where:

Rp=	real average rate for peso-denominated assets and liabilities (in Ch$ and UF) for the period,

Rd=	real average rate for foreign currency denominated assets and liabilities for the period,

Np=	average nominal rate for peso-denominated assets and liabilities for the period,

Nd=	average nominal rate for foreign currency denominated assets and liabilities for the period,

D=	devaluation rate of the peso to the U.S. dollar for the period, and

I=	inflation rate in Chile for the period (based on the variation of the Chilean consumer price index).

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

Rd =	(1 + 0.10)(1 + 0.05)	– 1	=	3.125% per year
1 + 0.12

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

The monetary gain or loss on interest-earning assets and interest bearing liabilities is not included as a component of interest revenue or interest expense because inflation effects are taken into account in the calculation of real interest rates.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal rates and rates for our assets and liabilities for the year ended December 31, 2003, 2004 and 2005:

	Year ended December 31,
	2003						2004						2005
	Average Balance		Interest Earned		Average Nominal Rate	Average Real Rate	Average Balance		Interest Earned		Average Nominal Rate	Average Real Rate	Average Balance		Interest Earned		Average Nominal Rate	Average Real Rate
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
ASSETS

INTEREST EARNING ASSETS

Interbank deposits
Ch$	Ch$	72,941	Ch$	438	0.6%	(0.5)%	Ch$	41,934	Ch$	399	1.0%	(1.4)%	Ch$	43,863	Ch$	899	2.0%	(1.6)%
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		17,019		315	1.9	(15.3)		16,061		304	1.9	(7.1)		11,373		480	4.2	(7.6)

Total		89,960		753	0.8	(3.3)		57,995		703	1.2	(3.0)		55,236		1,379	2.5	(2.8)

Financial investments
Ch$		74,930		3,736	5.0	3.8		157,690		6,975	4.4	2.0		96,070		5,861	6.1	2.3
UF		205,759		9,056	4.4	3.3		256,405		19,560	7.6	5.1		264,630		26,038	9.8	5.9
Foreign currency		75,142		4,105	5.5	(12.3)		111,944		7,573	6.8	(2.6)		183,087		12,828	7.0	(5.2)

Total		355,831		16,897	4.7	0.1		526,039		34,108	6.5	2.5		543,787		44,727	8.2	1.5

Loans
Ch$		692,353		80,175	11.6	10.4		868,878		80,849	9.3	6.7		1,011,643		93,270	9.2	5.3
UF		518,314		31,251	6.0	4.9		515,266		36,593	7.1	4.6		654,862		53,165	8.1	4.3
Foreign currency		298,800		8,496	2.8	(14.4)		315,905		9,424	3.0	(6.1)		372,732		14,978	4.0	(7.8)

Total		1,509,467		119,922	7.9	3.6		1,700,049		126,866	7.5	3.7		2,039,237		161,413	7.9	2.6

Mortgage loans
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		283,267		23,122	8.2	7.0		365,654		32,480	8.9	6.3		378,250		34,968	9.2	5.3
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		283,267		23,122	8.2	7.0		365,654		32,480	8.9	6.3		378,250		34,968	9.2	5.3

Contingent loans
Ch$		29,149		—	—	—		35,573		—	—	—		40,311		—	—	—
UF		66,054		—	—	—		67,299		—	—	—		80,341		—	—	—
Foreign currency		83,857		194	0.2	(16.6)		85,596		321	0.4	(8.4)		87,134		330	0.4	(11.0)

Total		179,060		194	0.1	(7.8)		188,468		321	0.2	(3.8)		207,786		330	0.2	(4.6)

Past due loans
Ch$		9,741		2,470	25.4	24.0		8,720		2,154	24.7	21.8		8,432		2,215	26.3	21.8
UF		20,637		1,690	8.2	7.0		16,623		1,058	6.4	3.9		14,558		873	6.0	2.2
Foreign currency		308		5	1.7	(15.4)		191		—	—	—		95		—	—	—

Total		30,686		4,165	13.6	12.2		25,534		3,212	12.6	10.0		23,085		3,088	13.4	9.3

Total interest earning assets
Ch$		879,114		86,819	9.9	8.7		1,112,795		90,377	8.1	5.6		1,200,319		102,245	8.5	4.6
UF		1,094,031		65,119	6.0	4.8		1,221,247		89,691	7.3	4.8		1,392,641		115,044	8.3	4.4
Foreign currency		475,126		13,115	2.8	(14.5)		529,697		17,622	3.3	(5.8)		654,421		28,616	4.4	(7.5)

Total	Ch$	2,448,271	Ch$	165,053	6.7	2.4	Ch$	2,863,739	Ch$	197,690	6.9	3.2	Ch$	3,247,381	Ch$	245,905	7.6	2.1

	Year ended December 31,
	2003						2004						2005
	Average Balance		Interest Earned		Average Nominal Rate	Average Real Rate	Average Balance		Interest Earned		Average Nominal Rate	Average Real Rate	Average Balance		Interest Earned		Average Nominal Rate	Average Real Rate
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
NON-INTEREST EARNING ASSETS
Cash
Ch$	Ch$	47,527	Ch$		—	—	Ch$	74,451	Ch$		—	—	Ch$	74,018	Ch$		—	—
UF		—			—	—		—			—	—		—			—	—
Foreign currency		18,691			—	—		17,366			—	—		16,480			—	—

Total		66,218			—	—		91,817			—	—		90,498			—	—

Allowance for loan losses
Ch$		(44,172)			—	—		(44,760)			—	—		(43,805)			—	—
UF		—			—	—		—			—	—		—			—	—
Foreign currency		—			—	—		—			—	—		—			—	—

Total		(44,172)			—	—		(44,760)			—	—		(43,805)			—	—

Fixed assets
Ch$		33,969			—	—		33,784			—	—		33,212			—	—
UF		—			—	—		—			—	—		—			—	—
Foreign currency		—			—	—		—			—	—		—			—	—

Total		33,969			—	—		33,784			—	—		33,212			—	—

Other assets
Ch$		478,874			—	—		357,427			—	—		537,983			—	—
UF		4,726			—	—		5,407			—	—		5,569			—	—
Foreign currency		330,875			—	—		257,127			—	—		341,188			—	—

Total		814,475			—	—		619,961			—	—		884,740			—	—

Total non-interest earning assets
Ch$		516,198			—	—		420,902			—	—		601,408			—	—
UF		4,726			—	—		5,407			—	—		5,569			—	—
Foreign currency		349,565			—	—		274,493			—	—		357,668			—	—

Total		870,490			—	—		700,802			—	—		964,645			—	—

Total assets(2)
Ch$		1,395,312		86,819	—	—		1,533,697		90,377	—	—		1,801,727		102,245	—	—
UF		1,098,757		65,119	—	—		1,226,654		89,691	—	—		1,398,210		115,044	—	—
Foreign currency		824,692		13,115	—	—		804,190		17,622	—	—		1,012,089		28,616	—	—

Total	Ch$	3,318,761	Ch$	165,053	—	—	Ch$	3,564,541	Ch$	197,690	—	—	Ch$	4,212,026	Ch$	245,905	—	—

(1)	According to accounting regulations issued by the Chilean Superintendency of Banks, fixed assets consist of traditional fixed assets and investment in other companies.
(2)	Represents total of interest earning and non-interest earning assets.

	Year ended December 31,
	2003						2004						2005
	Average Balance		Interest Earned		Average Nominal Rate	Average Real Rate	Average Balance		Interest Earned		Average Nominal Rate	Average Real Rate	Average Balance		Interest Earned		Average Nominal Rate	Average Real Rate
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
LIABILITIES

INTEREST BEARING LIABILITIES

Savings accounts
Ch$	Ch$	—	Ch$	—	—%	—%	Ch$	—	Ch$	—	—%	—%	Ch$	—	Ch$	—	—%	—%
UF		15,879		232	1.5	0.4		13,829		387	2.8	0.4		12,674		494	3.9	0.2
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		15,879		232	1.5	0.4		13,829		387	2.8	0.4		12,674		494	3.9	0.2

Time deposits
Ch$		691,760		22,485	3.3	2.1		1,079,317		26,603	2.5	0.1		1,288,555		52,418	4.1	0.4
UF		396,210		9,304	2.3	1.2		263,822		7,671	2.9	0.5		298,054		11,583	3.9	0.2
Foreign currency		152,570		2,176	1.4	(15.6)		163,973		2,731	1.7	(7.3)		179,835		5,492	3.1	(8.7)

Total		1,240,540		33,965	2.7	(0.4)		1,507,112		37,005	2.5	(0.6)		1,766,444		69,493	3.9	(0.6)

Central Bank borrowings
Ch$		3,610		97	2.7	1.6		3,980		71	1.8	(0.6)		6,029		228	3.8	0.1
UF		153		(7)	(4.2)	(5.2)		21		2	10.0	7.4		—		—	0.5	—
Foreign currency		939		15	1.6	(15.5)		1,606		25	1.5	(7.6)		18,644		616	3.3	(8.5)

Total		4,702		105	2.2	(2.0)		5,607		98	1.8	(2.5)		24,673		844	3.5	(6.4)

Repurchase agreements
Ch$		48,625		1,619	3.3	2.2		74,077		7,236	9.8	7.2		55,979		7,214	12.9	8.9
UF		1,752		62	3.5	2.4		3,983		407	10.2	7.6		16,251		2,096	12.9	8.9
Foreign currency		5,982		211	3.5	(13.9)		15,721		1,627	10.3	0.6		20,529		2,647	12.9	—

Total		56,359		1,892	3.4	0.5		93,781		9,270	9.9	6.1		92,759		11,957	12.9	6.9

Mortgage finance bonds
Ch$		—		—	—	—
UF		249,049		17,037	6.8	5.7		321,604		25,640	8.0	5.4		281,525		23,699	8.4	4.5
Foreign currency		—		—	—	—					—	—		—		—	—	—

Total		249,049		17,037	6.8	5.7		321,604		25,640	8.0	5.4		281,525		23,699	8.4	4.5

Other interest bearing liabilities
Ch$		56,360		1,847	3.3	2.2		24,476		484	2.0	(0.4)		15,260		518	3.4	(0.3)
UF		75,448		6,140	8.1	7.0		58,801		5,299	9.0	6.5		109,287		14,031	12.8	8.8
Foreign currency		152,850		2,307	1.5	(15.6)		193,740		3,551	1.8	(7.1)		243,077		8,101	3.3	(8.4)

Total		284,658		10,294	3.6	(6.1)		277,017		9,334	3.4	(3.6)		367,624		22,650	6.2	(3.0)

Total interest bearing liabilities
Ch$		800,355		26,048	3.3	2.1		1,181,850		34,394	2.9	0.5		1,365,823		60,378	4.4	0.7
UF		738,491		32,768	4.4	3.3		662,060		39,406	6.0	3.5		717,791		51,903	7.2	3.4
Foreign currency		312,341		4,709	1.5	(15.6)		375,040		7,934	2.1	(6.9)		462,085		16,856	3.6	(8.1)

Total	Ch$	1,851,187	Ch$	63,525	3.4%	(0.4)%	Ch$	2,218,950	Ch$	81,734	3.7%	0.1%	Ch$	2,545,699	Ch$	129,137	5.1%	(0.1)%

	Year ended December 31,
	2003						2004						2005
	Average Balance		Interest Earned		Average Nominal Rate	Average Real Rate	Average Balance		Interest Earned		Average Nominal Rate	Average Real Rate	Average Balance		Interest Earned		Average Nominal Rate	Average Real Rate
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
NON-INTEREST BEARING LIABILITIES AND SHAREHOLDERS EQUITY

Non-interest bearing demand deposits
Ch$	Ch$	217,918	Ch$		—	—	Ch$	211,375	Ch$		—	—	Ch$	227,812	Ch$		—	—
UF		—			—	—		—			—	—		—			—	—
Foreign currency		11,546			—	—		22,903			—	—		14,886			—	—

Total		229,464			—	—		234,278			—	—		242,698			—	—

Contingent obligations
Ch$		29,452			—	—		35,878			—	—		40,599			—	—
UF		65,738			—	—		66,997			—	—		80,050			—	—
Foreign currency		84,244			—	—		86,490			—	—		87,691			—	—

Total		179,434			—	—		189,365			—	—		208,340			—	—

Other non-interest bearing
Ch$		307,105			—	—		243,462			—	—		391,492			—	—
UF		3,780			—	—		3,416			—	—		3,311			—	—
Foreign currency		410,305			—	—		314,927			—	—		437,201			—	—

Total		721,190			—	—		561,805			—	—		832,004			—	—

Shareholders’ equity (1)
Ch$		337,486			—	—		360,143			—	—		383,285			—	—
UF		—			—	—					—	—					—	—
Foreign currency		—			—	—					—	—					—	—

Total		337,486			—	—		360,143			—	—		383,285			—	—

Total non-interest bearing liabilities and shareholders’ equity
Ch$		891,961			—	—		850,858			—	—		1,043,188			—	—
UF		69,518			—	—		70,413			—	—		83,361			—	—
Foreign currency		506,095			—	—		424,320			—	—		539,778			—	—

Total	Ch$	1,467,574			—	—	Ch$	1,345,591			—	—	Ch$	1,666,327	Ch$		—	—

Total liabilities and shareholders’ equity(2)
Ch$	Ch$	1,692,316	Ch$	26,048	—	—	Ch$	2,032,708	Ch$	34,394	—	—	Ch$	2,409,011	Ch$	60,378	—	—
UF		808,009		32,768	—	—		732,473		39,406	—	—		801,152		51,903	—	—
Foreign currency		818,436		4,709	—	—		799,360		7,934	—	—		1,001,863		16,856	—	—

Total	Ch$	3,318,761	Ch$	63,525	—	—	Ch$	3,564,541	Ch$	81,734	—	—	Ch$	4,212,026	Ch$	129,137	—	—

(1)	Consolidated shareholders’ equity of CORPBANCA and its subsidiaries.
(2)	Represents the total of interest–bearing and non-interest bearing liabilities and shareholders’ equity.

Interest-Earning Assets—Net Interest Margin

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest, and illustrates the comparative margins obtained, for each of the periods indicated:

	Year ended December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005 except for percentages)
Total average interest earning assets
Ch$	Ch$	879,114	Ch$	1,112,795	Ch$	1,200,319
UF		1,094,031		1,221,247		1,392,641
Foreign currency		475,126		529,697		654,421

Total	Ch$	2,448,271	Ch$	2,863,739	Ch$	3,247,381

Net interest earned (1)
Ch$	Ch$	60,771	Ch$	55,983	Ch$	41,867
UF		32,351		50,285		63,141
Foreign currency		8,406		9,688		11,760

Total	Ch$	101,528	Ch$	115,956	Ch$	116,768

Net interest margin, nominal basis (2)
Ch$		6.9%		5.0%		3.5%
UF		3.0%		4.1%		4.5%
Foreign currency		1.8%		1.8%		1.8%

Total		4.1%		4.0%		3.6%

(1)	Net interest-earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin is defined as net interest revenue divided by average interest-earning assets.

Changes in Net Interest Revenue and Interest Expense—Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our net interest revenue between changes in the average volume of interest-earning assets and interest bearing liabilities and changes in their respective nominal interest rates from 2003 to 2004 and from 2004 to 2005. Volume and rate variances have been calculated based on movements in average balances over the year and changes in nominal interest rates, average interest-earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Increase (decrease) from 2003 to 2004 due to changes in						Net change from 2003 to 2004		Increase (decrease) from 2004 to 2005 due to changes in						Net change from 2004 to 2005
	Volume		Rate		Rate and Volume				Volume		Rate		Rate and Volume
INTEREST-EARNING ASSETS

Interbank deposits
Ch$	Ch$	(186)	Ch$	256	Ch$	(109)	Ch$	(39)	Ch$	18	Ch$	461	Ch$	21	Ch$	500
UF		—		—		—		—		—		—		—		—
Foreign currency		(18)		7		—		(11)		(89)		374		(109)		176

Total		(204)		263		(109)		(50)		(71)		835		(88)		676

Financial investments
Ch$		4,126		(421)		(466)		3,239		(2,725)		2,645		(1,034)		(1,114)
UF		2,229		6,641		1,634		10,504		627		5,669		182		6,478
Foreign currency		2,011		978		479		3,468		4,813		270		172		5,255

Total		8,366		7,198		1,647		17,211		2,715		8,584		(680)		10,619

Loans
Ch$		20,442		(15,752)		(4,016)		674		13,284		(741)		(122)		12,421
UF		(184)		5,559		(33)		5,342		9,914		5,239		1,419		16,572
Foreign currency		486		418		24		928		1,695		3,271		588		5,554

Total		20,744		(9,775)		(4,025)		6,944		24,893		7,769		1,885		34,547

Mortgage loans
Ch$		—		—		—		—		—		—		—		—
UF		6,725		2,040		593		9,358		1,119		1,323		46		2,488
Foreign currency		—		—		—		—		—		—		—		—

Total		6,725		2,040		593		9,358		1,119		1,323		46		2,488

Contingent loans
Ch$		—		—		—		—		—		—		—		—
UF		—		—		—		—		—		—		—		—
Foreign currency		4		121		2		127		6		3		—		9

Total		4		121		2		127		6		3		—		9

Past due loans
Ch$		(259)		(64)		7		(316)		(71)		137		(5)		61
UF		(329)		(376)		73		(632)		(132)		(61)		8		(185)
Foreign currency		(2)		(5)		2		(5)		—		—		—		—

Total		(590)		(445)		82		(953)		(203)		76		3		(124)

Total interest earning assets
Ch$		24,123		(15,981)		(4,584)		3,558		10,506		2,502		(1,140)		11,868
UF		8,441		13,864		2,267		24,572		11,528		12,170		1,655		25,353
Foreign currency		2,481		1,519		507		4,507		6,425		3,918		651		10,994
Total	Ch$	35,045	Ch$	(598)	Ch$	(1,810)	Ch$	32,637	Ch$	28,459	Ch$	18,590	Ch$	1,166	Ch$	48,215

	Increase (decrease) from 2003 to 2004 due to changes in						Net change from 2003 to 2004		Increase (decrease) from 2004 to 2005 due to changes in						Net change from 2004 to 2005
	Volume		Rate		Rate and Volume				Volume		Rate		Rate and Volume
INTEREST BEARING LIABILITIES

Savings accounts
Ch$	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—
UF		(30)		212		(27)		155		(32)		152		(13)		107
Foreign currency		—		—		—		—		—		—		—		—

Total		(30)		212		(27)		155		(32)		152		(13)		107

Time deposits
Ch$		12,597		(5,434)		(3,045)		4,118		5,157		17,303		3,355		25,815
UF		(3,109)		2,216		(740)		(1,633)		995		2,582		335		3,912
Foreign currency		163		365		27		555		264		2,277		220		2,761

Total		9,651		(2,853)		(3,758)		3,040		6,416		22,162		3,910		32,488

Central Bank borrowings
Ch$		10		(33)		(3)		(26)		37		79		41		157
UF		6		22		(19)		9		(2)		(2)		2		(2)
Foreign currency		11		(1)		—		10		248		29		314		591

Total		27		(12)		(22)		(7)		283		106		357		746

Repurchase agreements
Ch$		847		3,131		1,639		5,617		(1,768)		2,310		(564)		(22)
UF		79		117		149		345		1,254		106		329		1,689
Foreign currency		344		408		664		1,416		498		400		122		1,020

Total		1,270		3,656		2,452		7,378		(16)		2,816		(113)		2,687

Mortgage finance bonds
Ch$		—		—		—		—		—		—		—		—
UF		4,963		2,819		821		8,603		(3,195)		1,433		(179)		(1,941)
Foreign currency		—		—		—		—		—		—		—		—

Total		4,963		2,819		821		8,603		(3,195)		1,433		(179)		(1,941)

Other interest bearing liabilities
Ch$		(1,045)		(732)		414		(1,363)		(182)		347		(131)		34
UF		(1,355)		659		(145)		(841)		4,550		2,250		1,932		8,732
Foreign currency		617		495		132		1,244		904		2,906		740		4,550

Total		(1,783)		422		401		(960)		5,272		5,503		2,541		13,316

Total interest bearing liabilities
Ch$		12,409		(3,068)		(995)		8,346		3,244		20,039		2,071		25,984
UF		554		6,045		39		6,638		3,570		6,521		2,406		12,497
Foreign currency		1,135		1,267		823		3,225		1,914		5,612		1,396		8,922

Total	Ch$	14,098	Ch$	4,244	Ch$	(133)	Ch$	18,209	Ch$	8,728	Ch$	32,172	Ch$	6,503	Ch$	47,403

Return on Equity and Assets

The following table sets forth our return on average shareholders’ equity and average total assets and related information for each of the periods indicated.

	As of December 31,
	2003	2004	2005
Return on assets (net income divided by average total assets)	1.6%	1.5%	1.2%
Return on equity (net income divided by average shareholders’ equity)	15.8%	14.6%	13.7%
Dividend payout ratio (1)	50.0%	50.0%	50.0%
Equity to assets ratio (average shareholders’ equity divided by average total assets)	10.2%	10.1%	9.1%

(1)	Represents dividends divided by net income.

Investment Portfolio

The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2003, 2004 and 2005. Under Chilean GAAP, investments held for trading must be marked-to-market. Financial investments which have a secondary market are carried at market value. All other financial investments are carried at acquisition cost, plus accrued interest and indexation adjustments, as applicable.

	As of December 31,
	2003		2004		2005
	(in million of constant Ch$ as of December 31, 2005)
Central Bank and government securities
Marketable debt securities(1)	Ch$	81,017	Ch$	91,930	Ch$	23,011
Investments under agreements to repurchase(2)		30,337		10,245		217
Investments purchased under agreements to resell		19,027		20,605		—

Subtotal		130,381		122,780		23,228

Corporate securities
Marketable securities(1)(3)		246,214		277,870		272,552
Investments under agreements to repurchase(2)		33,971		68,757		61,282
Investments purchased under agreements to resell(4)		—		4,534		6,574
Other investments(5)		2,961		3,847		5,200

Subtotal		283,146		355,008		345,608

Time deposits in Chilean institutions		75,316		70,680		52,273

Total	Ch$	488,843	Ch$	548,468	Ch$	421,109

(1)	Including market value adjustment.
(2)	Under Chilean GAAP, investment securities that are sold subject to a repurchase obligation and serve as collateral for the borrowing are reclassified as “investment collateral under agreement to repurchase” and are carried at market value.
(3)	In addition to the securities issued by the Central Bank and the Chilean government disclosed above, we also have a concentration of investments in time deposits (Ch$2,731 million) and mortgage securities (Ch$29,690 million) issued by BancoEstado, representing approximately 8% of our shareholders’ equity at December 31, 2005. Other than as stated in this footnote, we do not hold securities of any issuer with respect to which the aggregate book value of the investment exceeds 10% of our stockholder’s equity as of the end of the latest reported period.
(4)	Under Chilean GAAP, investment securities received under reverse repurchase agreements are classified in the investment category.
(5)	Investments held to maturity.

During the latter part of 2005, long-term interest rates prevailing in Chile began to rise. In particular, the benchmark interest rates applicable to Central Bank bonds with maturities of five and ten years experienced significant increases. As prevailing benchmark interest rates in Chile began to rise, the marked-to-market value of the peso- and UF-denominated bonds held in our investment portfolio began to decline. This increase in rates and concurrent decrease in value of our investment portfolio would have resulted in significant losses when such bonds were marked-to-market in connection with the preparation of our financial statements. In response to the magnitude of losses that would have been generated by maintaining our investment portfolio as it was constituted prior to October 2005, we began to gradually liquidate our investment portfolios (both the “available for sale” and “trading” portions) through sales transactions carried out in the Chilean financial markets. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Liquidity—Financial Investments.”

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2005:

	Within one year		Weighted Average Nominal Rate	After one year but within five years		Weighted Average Nominal Rate	After five year but within ten years		Weighted Average Nominal Rate	After ten years		Weighted Average Nominal Rate	Total
	(In millions of constant Ch$ as of December 31, 2005, except for percentages)
Central Bank and government securities
Marketable debt securities	Ch$	22,463	4.5%	Ch$	497	3.5%	Ch$	51	2.1%	Ch$	—	—	Ch$	23,011
Investments under agreements to repurchase		93	2.5%		124	3.4%		—	—		—	—		217
Investments purchased under agreements to resell		—	0.0%		—	—		—	—		—	—		—
Subtotal		22,556	4.5%		621	3.5%		51	2.1%		—	—		23,228
Corporate securities
Marketable securities		22,817	5.6%		112,222	5.2%		119,342	5.8%		18,171	5.5%		272,552
Investments under agreements to repurchase		44,803	6.9%		12,857	4.7%		3,514	4.7%		108	5.1%		61,282
Investments purchased under agreements to resell		6,574	5.4%		—	—		—	—		—	—		6,574
Other investments		5,200	3.6%		—	—		—	—		—	—		5,200
Subtotal		79,934	6.2%		125,079	5.1%		122,856	5.8%		18,279	5.5%		345,608

Time deposits in Chilean institutions		52,273	6.1%		—	—		—	—		—	—		52,273

Total	Ch$	154,223	5.9%	Ch$	125,700	5.1%	Ch$	122,907	5.8%	Ch$	18,279	5.5%	Ch$	421,109

Loan Portfolio

The following table analyzes our loans by type of loan. Except where otherwise specified, all loan amounts stated below are before deduction for the allowance for loan losses. Total loans reflect our loan portfolio, including past due principal amounts.

	As of December 31,
	2001		2002		2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Commercial loans
General commercial loans	Ch$	702,039	Ch$	798,137	Ch$	1,030,395	Ch$	1,163,831	Ch$	1,302,916
Foreign trade loans		149,495		182,095		148,136		185,094		210,618
Interbank loans		28,721		23,989		4,248		20,723		30,011
Leasing contracts		121,016		138,967		163,497		185,453		209,925
Factored receivables		46,781		38,100		39,550		62,282		59,999
Other outstanding loans		44,030		38,351		43,028		88,983		122,645

Subtotal commercial loans		1,092,082		1,219,639		1,428,854		1,706,366		1,936,114
Mortgage loans
Residential		56,093		69,429		106,466		95,927		110,892
Commercial		135,058		167,349		218,060		207,984		197,101

Subtotal mortgage loans		191,151		236,778		324,526		303,911		307,993
Consumer loans		169,090		194,305		231,651		297,142		352,616
Past due loans
Commercial loans		16,639		21,691		18,605		10,434		15,215
Residential mortgage loans		6,115		7,616		7,778		8,899		8,766
Consumer loans		1,151		1,016		1,094		1,017		1,017

Subtotal past due loans		23,905		30,323		27,477		20,350		24,998

Subtotal		1,476,228		1,681,045		2,012,508		2,327,769		2,621,721
Contingent loans(1)		119,723		152,045		209,845		203,851		226,538
Total loans(2)	Ch$	1,595,951	Ch$	1,833,090	Ch$	2,222,353	Ch$	2,531,620	Ch$	2,848,259

(1)	For purposes of loan classification, contingent loans are considered commercial loans.
(2)	All of the above categories except mortgage loans, past due loans and contingent loans are combined into “Loans” as reported in the tables set forth under “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

The loan categories are as follows:

Commercial loans are long-term and short-term loans granted to Chilean corporations and individuals in pesos, UF or U.S.$ on an adjustable or fixed rate basis, primarily to finance working capital or investments. Commercial loans represent the largest portion of our loan portfolio. Interest accrues daily on a 30- or 360-day basis. Loan payments are scheduled either monthly, biannually or yearly, depending on the terms of the loan. Although we determine the interest rate, it cannot exceed the maximum rate for commercial loans established by the Chilean Superintendency of Banks.

Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally U.S.$) to finance imports and exports.

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Leasing contracts are contracts which include a clause granting a lessee a purchase option on leased assets at the end of the contract.

Factored receivables are derived from our factoring operations, which consist of purchasing outstanding debt portfolios, such as bills, notes, or contracts, advancing a payment representing the future cash flows from such assets, and then performing the related collection function.

Other outstanding loans include checking account overdrafts, bills of exchange and mortgage loans, which are financed by our general borrowings.

Mortgage loans are inflation-indexed (denominated in UF), fixed rate, long-term loans with monthly payments of principal and interest secured by a real property mortgage. They are financed in two ways: traditional mortgages are financed by mortgage finance bonds that we issue and sell in the Chilean financials markets, and new flexible mortgages are financed by our own funds. At the time of approval, the amount of a mortgage loan cannot be more than 75% of the lower of the purchase price or the appraised value of the mortgaged property; otherwise, such loan will be classified as a commercial loan. Interest accrues daily based on a 360-day year. Although we have allowances for mortgage loan loses, mortgage loans are ultimately secured by the mortgaged property.

Consumer loans are loans to individuals, granted in pesos, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services. They also include credit card balances subject to interest charges. Consumer loans represent the largest portion of our portfolio of loans to individuals. Interest accrues daily on a 30- or 360-day basis. Loan payments are scheduled monthly. Although we determine the interest rate, it cannot exceed the maximum rate for commercial loans established by the Chilean Superintendency of Banks.

Past due loans include, with respect to any loan, the amount of principal or interest that is 90 days or more overdue, and do not include the installments of such loan that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.

Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally U.S.$), as well as open and unused letters of credit. Unlike U.S. GAAP, Chilean GAAP requires such loans to be accounted for on our balance sheet.

Any collateral provided generally consists of a mortgage on real estate, a pledge of marketable securities, a letter of credit or cash. The existence and amount of collateral generally varies from loan to loan.

Risks Index of Our Loan Portfolio

Our risk index for 2003 and prior years was calculated using the methodology established by the Chilean Superintendency of Banks and did not include additional or voluntary allowances. From January 1, 2004, additional and voluntary allowances have been included in the calculation of our risk index resulting in a higher index.

The unconsolidated risk index for the bank (which does not include factoring or leasing operations) was calculated through (i) the assignment of an allowance on an individual basis to every loan over Ch$200 million and (ii) the assignment of a global allowance determined with respect to all consumer and mortgage loans as a group. The aggregate of these allowances is the total allowance. The risk index was then determined by dividing (1) the total provisions by (2) the total loans, in each case as of a given date. The chart below illustrates the evolution of our unconsolidated risk index over the last five years.

Commercial loans. The risk index of our commercial portfolio increased from 1.57% in 2001 to 1.69% in 2002, due mainly to a lower rate of growth of Chilean GDP. The risk index recovered to 1.45% as of December 31, 2003, but increased to 1.56% as of December 2004 because of changes in loan classification methods in 2004. The risk index decreased to 1.39% as of December 2005 due mainly to the better overall condition of the domestic economy and, accordingly, of our customers. The quality of our commercial loans depends on Chilean GDP growth, interest rates, changes in regulations, the general level of indebtedness and other economic conditions.

Mortgage loans. The risk index of our residential mortgages improved in the last five years, decreasing from 1.11% in December 2001 to 0.35% in December 2005, due mainly to improving economic conditions in Chile.

Consumer loans. The risk index of our consumer loans decreased from 4.02% as of December 31, 2001 to 3.64% as of December 31, 2005, due mainly to better portfolio composition, with a reduction of loans classified in the lower categories and an increase of loans classified in the better categories. This improvement in the quality of the portfolio was a consequence of the improving economic scenario, including a lower unemployment rate. The risks associated with consumer loans and residential mortgages are mainly affected by economic variables associated with individuals, such as unemployment, the quality of financial information that we can obtain from individual borrowers and real salaries.

Foreign trade loans. The risk factors of foreign trade loans include those that affect commercial loans and, additionally, risks such as fluctuations in real exchange rates, international foreign trade policies and international commodity prices.

Leasing. The risk index of our leasing operations has increased from 1.04% as of December 31, 2004 to 1.08% as of December 31, 2005.

Factoring. The risk index of our factoring operations as of December 31, 2005 was maintained at 1.00%, the same figure as of December 31, 2004.

In order to reduce the risks of the loan portfolio, our credit committee meets weekly to review and approve or decline new loan proposals. See “—Regulation and Supervision—Lending Limits” above and “—Credit Review Process.”

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis of our loans by type and time remaining to maturity as of December 31, 2005:

	Balance as of December 31, 2005		Due within 1 Month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years
	(in million of constant Ch$ as of December 31, 2005)
Commercial Loans	Ch$	1,302,916	Ch$	258,389	Ch$	343,377	Ch$	125,266	Ch$	286,073	Ch$	144,304	Ch$	145,507
Consumer loans		352,616		29,375		40,840		50,801		137,521		70,135		23,944
Mortgage loans		307,993		2,284		10,589		12,944		52,790		51,258		178,128
Foreign trade loans		210,618		37,792		148,547		12,634		10,241		720		684
Leasing contracts		209,925		7,757		21,042		24,800		69,691		33,529		53,106
Factored receivables		59,999		22,894		18,128		1,561		5,371		3,865		8,180
Interbank loans		30,011		30,011		—		—		—		—		—
Other
Outstanding loans		122,645		864		2,276		2,783		11,704		12,300		92,718
Past due loans		24,998		24,998		—		—		—		—		—

Subtotal		2,621,721		414,364		584,799		230,789		573,391		316,111		502,267
Contingent loans		226,538		34,206		81,376		76,650		33,069		850		387

Total loans	Ch$	2,848,259	Ch$	448,570	Ch$	666,175	Ch$	307,439	Ch$	606,460	Ch$	316,961	Ch$	502,654

The following tables present the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2005.

	As of December 31, 2005
Variable rate
Ch$	Ch$	103,978
UF		308,206
Foreign currency		1,027
Subtotal		413,211

Fixed rate
Ch$		298,641
UF		590,523
Foreign currency		123,700
Subtotal		1,012,864

Total	Ch$	1,426,075

The following table sets forth an analysis of our foreign loans by type and time remaining to maturity as of December 31, 2005:

	Total		Due within 1 month		After 1 month but within 6 months		After 6 months but within 12 months		After 1 year but within 3 years		After 3 years but within 5 years		Due after 5 years
	(in millions of constant Ch$ as of December 31, 2005)
Commercial loans	Ch$	34,675	Ch$	3,114	Ch$	5,153	Ch$	9	Ch$	16,547	Ch$	9,852	Ch$	—
Foreign trade loans		7,162		1,869		3,237		2,056		—		—		—

Total (1)	Ch$	41,837	Ch$	4,983	Ch$	8,390	Ch$	2,065	Ch$	16,547	Ch$	9,852	Ch$	—

(1)	Includes loans made pursuant to the credit arrangements available through the Asociación Latinoamericana de Integración (the Latin American Integration Association, or ALADI), which is comprised of 11 Latin American countries. ALADI facilitates certain qualified cross-border financing transactions by providing lenders in participating countries with the guarantee of the central bank of the country in which the borrowing entity is located, this guarantee covers amounts due in connection with the transaction.

Loans by Economic Activity

The following table sets forth as of the dates indicated, and according to the categories set forth by the Chilean Superintendency of Banks, an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their economic activity including overdue and past due loans. The table does not reflect outstanding contingent loans.

	As of December 31,
	2003			2004			2005
	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Agriculture, Livestock, Agribusiness, Fishing
Agriculture and livestock	Ch$	41,383	2.1%	Ch$	46,654	2.0%	Ch$	52,792	2.0%
Fruit		25,532	1.3		33,490	1.4		43,214	1.7
Forestry and wood extraction		47,890	2.4		27,460	1.2		42,791	1.6
Fishing		17,634	0.9		23,596	1.0		27,191	1.0

Subtotal		132,439	6.7		131,200	5.6		165,988	6.3
Mining and Petroleum
Mining and quarries		55,495	2.8		54,130	2.3		68,529	2.6
Subtotal		55,495	2.8		54,130	2.3		68,529	2.6
Manufacturing
Tobacco, food and beverages		40,136	2.0		56,441	2.4		52,405	2.0
Textiles, clothing and leather goods		17,314	0.9		18,899	0.8		16,038	0.6
Wood and wood products
Paper, printing and publishing
Oil refining, carbon and rubber		81,707	4.0		87,948	3.7		100,129	3.8
Production of basic metal, non minerals, machine and equipment		2,475	0.1		1,335	0.1		1,715	0.1
Other manufacturing industries

Subtotal		141,632	7.0		164,623	7.0		170,287	6.5
Electricity, Gas and Water
Electricity, gas and water		63,116	3.1		72,012	3.1		44,910	1.7

Subtotal		63,116	3.1		72,012	3.1		44,910	1.7
Construction
Residential buildings		14,915	0.7		17,590	0.8		16,285	0.6
Other constructions		187,866	9.3		177,271	7.6		170,763	6.5

Subtotal		202,781	10.0		194,861	8.4		187,048	7.1
Commerce
Wholesale		97,483	4.8		92,776	4.0		108,196	4.1
Retail, restaurants and hotels		120,060	6.0		143,319	6.2		122,374	4.7
Subtotal		217,543	10.8		236,095	10.2		230,570	8.8
Transport, Storage and Communications
Transport and storage		28,893	1.4		52,585	2.3		87,610	3.3
Communications		36,608	1.8		34,804	1.5		28,678	1.1

Subtotal		65,501	3.2		87,389	3.8		116,288	4.4
Financial Services
Financial insurance and companies		292,716	14.5		361,529	15.5		463,449	17.7
Real estate and other financial services

Subtotal		292,716	14.5		361,529	15.5		463,449	17.7
Community, Social and Personal Services
Community, social and personal services		288,905	14.4		296,245	12.7		316,232	12.1

Subtotal		288,905	14.4		296,245	12.7		316,232	12.1
Consumer Credit (1)		232,746	11.6		298,160	12.8		353,633	13.5
Residential Mortgage Loans (1)		116,165	5.8		183,566	7.9		234,540	9.0
Lease Contracts (1)		163,764	8.1		185,542	8.0		210,030	8.0
Factoring (1)		39,705	2.0		62,417	2.7		60,217	2.3

Total	Ch$	2,012,508	100.0%	Ch$	2,327,769	100.0%	Ch$	2,621,721	100.0%

(1)	Figures prepared according to Superintendency standards. We classify our loan portfolio taking into account the debtor that receives the loan.

Foreign Country Outstandings

Our cross-border outstanding loans are principally trade-related. These loans include loans granted mainly to foreign financial institutions. The table below lists our total amounts outstanding to borrowers in foreign countries as of December 31 of each of the last three years. This table does not include foreign trade-related loans to Chilean borrowers.

	As of December 31,
	2003		2004		2005
	(in million of constant Ch$ as of December 31, 2005)
Argentina (1)(2)	Ch$	11,873	Ch$	9,618	Ch$	8,400
Bolivia (1)		—		1,787		48
Brazil (1)		1,224		2,526		6,433
Canada		180		96		373
China		—		—		521
Colombia (1)(2)		—		43		413
South Korea		—		—		68
Ecuador (1)(2)		767		471		363
England		94		42		15
Germany		2		21		—
Japan		—		—		45
Mexico (2)		6,731		—		49
Panama		995		—		—
Peru (1)(2)		3,669		3,373		3,130
Spain		7,285		—		369
United States		743		232		6,089
Uruguay		—		—		428
Venezuela (1)(2)		—		7,371		15,093

Total (3)	Ch$	33,563	Ch$	25,580	Ch$	41,837

(1)	Includes loans made pursuant to the credit arrangements available through the Asociación Latinoamericana de Integración (the Latin American Integration Association, or ALADI), which is comprised of 11 Latin American countries. ALADI facilitates certain qualified cross-border financing transactions by providing lenders in participating countries with the guarantee of the central bank of the country in which the borrowing entity is located, this guarantee covers amounts due in connection with the transaction.
(2)	In addition to the ALADI program, all or a part of these loans are supported by guarantees from other Chilean companies affiliated with the borrowers.
(3)	Foreign loans are mainly interbank or commercial loans.

We also maintain deposits abroad (primarily demand deposits) in foreign banks, as needed to conduct our foreign trade transactions. The table below lists the amounts of foreign deposits by country as of December 31, 2003, 2004 and 2005.

	As of December 31,
	2003		2004		2005
	(in million of constant Ch$ as of December 31, 2005)
Belgium	Ch$	1	Ch$	92	Ch$	206
Canada		71		80		201
Germany		41		376		140
Denmark		2		6		4
Italy		1,530		345		7
Japan		99		42		172
Norway		31		4		7
Spain		10		29		24
Sweden		—		1		1
Switzerland		33		56		37
United Kingdom		—		37		11
United States		25,096		16,049		10,046

Total	Ch$	26,914	Ch$	17,117	Ch$	10,856

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

Our evaluation of a potential transaction with a borrower is based on the concept of total customer risk. Total customer risk takes into account (i) the direct risk outstanding with the potential borrower (if any), (ii) the added risk involved in the proposed transaction, and (iii) indirect risks arising from items such as (a) guarantees or security given by that borrower or by affiliates of the borrower and (b) the balance of any unused lines of credit or other credit transactions approved but not completed in respect of such borrower.

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

Category of Executives That May Approve Transaction	Maximum Amount of Total Customer Credit Risk in U.S. Dollars
	Unsecured		Secured
C Executives	U.S.$	120,000	U.S.$	250,000
D Executives		80,000		200,000
E Executives		60,000		160,000
F Executives		30,000		120,000
G Executives		20,000		80,000
H Executives		10,000		40,000
I Executives		5,000		10,000

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

	Commercial loans range of estimated losses		Consumer loans past due status (1)		Residential mortgage loans past due status (1)		Allowances as a percentage of aggregate exposure
Category	From	To	From	To	From	To
	(Percentage)		(Percentage)		(Percentage)
A	—	—	—	—	—	—	—
B	1%	5%	1	30	1	180	1%
B-	5%	39%	31	60	181	>181	20%
C	40%	79%	61	120	—	—	60%
D	80%	100%	121	121	—	—	90%

(1)	In addition, we maintained a special provision for renegotiated consumer and residential mortgage loans during the periods indicated.

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

Classification of Loans. For purposes of these current classifications, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services), (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan), (iii) leasing operations (including consumer leasing, commercial leasing and residential leasing), (iv) factoring operations and (v) commercial loans (includes all loans other than consumer loans and residential mortgage loans).

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

Our current classification system includes 11 categories (1, 2, 3, 4, 5, 5D, 6, 7, 8, 9 and 10, which correspond to the ten categories set forth by the Chilean Superintendency of Banks’ for loans A1, A2, A3, B, C1, C2, C3, C4, D1 and D2), as more fully described below.

Category 1: “Excellent”	This category includes commercial borrowers with excellent management, social character, asset quality, payment capability, and low debt levels with excellent debt service coverage capability. This typically includes companies that are leaders in their respective industries with ample access to domestic and international capital markets and stable margins that are in line with those prevalent in their industry. In particular, this category is reserved solely for corporate borrowers with domestic debt ratings equal to or exceeding AA-, provided that if several debt ratings exist with respect to the borrower, the lowest will be considered for purposes of classification. Category 1 corresponds to category A1 of the Chilean Superintendency of Banks.

Category 2: “Strong”	This category includes commercial borrowers with good management and without problems relating to social character. These borrowers have high asset quality and liquidity, a solid capacity to make required payments and service their debt, and stable net margins. These borrowers also have a strong position in the domestic market in their respective industries with good access to domestic capital markets. Category 2 corresponds to Category A2 of the Chilean Superintendency of Banks.

Category 3: “Good”	This category includes borrowers with good liquidity levels and asset quality, good payment capacity and debt service coverage ability. These borrowers also have good management capabilities and margins with a normal degree of stability. These companies have a minimal probability of financial deterioration. Borrowers in this category are normally solid regional companies, leaders in local markets with good access to the financial system, or medium-size companies within their industry or sector. Category 3 corresponds to Category A3 of the Chilean Superintendency of Banks.

Category 4: “Acceptable”	This category includes borrowers with an acceptable credit capacity and an average risk level and acceptable asset portfolios and liquidity. Their capacity to pay is subject to business and financial cycles, and debt levels may be higher than average for their

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

Category 5: “Marginal”	This category includes borrowers with a higher than average risk level. These borrowers have low levels of liquidity and limited debt capacity. They are typically smaller companies than average for their sector or industry and have limited access to financing. Loans to these borrowers require a higher level of monitoring as they are probably unable to survive strong financial or economic crises. Adequate protections, such as of guarantees on real property, are required. Typical borrowers in this category include companies with high debt loads, start-ups, and all others that do not merit a higher classification. Category 5 corresponds to Category B of the Chilean Superintendency of Banks.

Category 5D: “Weak”	This category includes debtors with poor payment history and weak financial condition, but that provide guarantees that result in an estimated loan recovery percentage of at least 97% of amounts due. Category 5D corresponds to Category C1 of the Chilean Superintendency of Banks.

Category 6: “Vigilance”	This category includes debtors under special vigilance. These borrowers have displayed serious deterioration and require constant monitoring. Loans to borrowers in this category require special strategies to either guarantee the amounts due, reduce the bank’s exposure, or terminate the credit relationship. This category includes borrowers with poor payment behavior but that provide guarantees that result in an estimated loan recovery of 81% to 96% of amounts due. Category 6 corresponds to Category C2 of the Chilean Superintendency of Banks.

Category 7: “Vulnerable”	This category includes debtors with serious weaknesses in their business but that provide guarantees that result in an estimated loan recovery of 71% to 80% of amounts due. Category 7 corresponds to Category C3 of the Chilean Superintendency of Banks.

Category 8: “Sub-Standard”	This category includes debtors with serious difficulty in paying the amounts due and for whom the debt is inadequately protected by the capital of the borrower, and the guarantees provided result in an estimated loan recovery of 51% to 70% of amounts due. Category 8 corresponds to Category C4 of the Chilean Superintendency of Banks.

Category 9: “Doubtful”	This category includes debtors for whom serious doubts exist with respect to repayment in the normal course and for which guarantees provided result in an estimated loan recovery of 21% to 50% of amounts due. Category 9 corresponds to Category D1 of the Chilean Superintendency of Banks.

Category 10: “Loss”	This category includes loans to debtors where total loan loss is expected and any guarantees result in an estimated loan recovery of up to 20% of amounts due. Category 10 corresponds to Category D2 of the Chilean Superintendency of Banks.

The required provisions relating to each loan category vary depending on whether the commercial loan is secured by real property, as shown in the table below:

	CORPBANCA’s Categories	Required Provisions		Estimated Loan Recovery
Superintendecy’s Categories		Commercial Loans	Commercial Mortgage Loans
A1 – Excellent	1 – Excellent	0%	0%	100%
A2 – Strong	2 – Strong	0%	0%	100%
A3 – Good	3 – Good	0%	0%	100%
A3 – Acceptable	4 – Acceptable	0.50%	0.46%	100%
B – Marginal	5 – Marginal	1.50%	1.24%	100%
C1 – Weak	5D – Weak	2%	2%	97%
C2 – Vigilance	6 – Vigilance	10%	10%	81% to 96%
C3 – Vulnerable	7 – Vulnerable	25%	25%	71% to 80%
C4 – Sub-Standard	8 – Sub-Standard	40%	40%	51% to 70%
D1 – Doubtful	9 – Doubtful	65%	65%	21% to 50%
D2 – Loss	10 – Loss	90%	90%	0% to 20%

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

With the goal of improving the quality of our risk assessment of large borrowers, the threshold at which the individual evaluations of loans is made was raised from Ch$100 million to Ch$200 million. This change was implemented in 2004 and it continues to apply. As a result, as of December 31, 2005, we individually evaluated 84% of the loans in the commercial loan portfolio. Although we previously evaluated 90% of the loans in our commercial loan portfolio, the current percentage continues to be higher than the banking sector’s average.

The following table compares the provisions required of each category of loans under both the prior classification method as well as the current classification method.

Prior System		Current System
Category	Required Provision	Category	Required Provision
A	0.0%	1	0.0%
		2	0.0%
		3	0.0%
		4	0.5%
B	1.0%	5	1.5%
		5-D	2.0%
B-	20.0%	6	10.0%
		7	25.0%
C	60.0%	8	40.0%
		9	65.0%
D	90.0%	10	90.0%

Analysis of Our Loan Classification

The following tables provide statistical data regarding the classification of our loans as of the end of each of the last five years. Although the classification system applicable prior to 2004 differs from the currently applicable classification system, we have applied the pre-2004 system to the tables below, including with respect to the information as of December 31, 2004 and 2005, for ease of comparison to prior years.

	As of December 31, 2001
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
A	Ch$	557,934	Ch$	134,775	Ch$	52,197	Ch$	744,906	50.9%
B		642,936		22,109		8,889		673,934	46.1
B-		15,523		5,846		3,113		24,482	1.7
C		9,001		4,215		—		13,216	0.9
D		3,007		3,255		—		6,262	0.4

Total of classified loans	Ch$	1,228,401	Ch$	170,200	Ch$	64,199	Ch$	1,462,800	100.0%

Total loans	Ch$	1,361,552	Ch$	170,200	Ch$	64,199	Ch$	1,595,951

Percentage classified		90.2%		100.0%		100.0%		91.7%

	As of December 31, 2002
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
A	Ch$	558,527	Ch$	155,963	Ch$	67,552	Ch$	782,042	45.9%
B		836,181		26,175		8,410		870,766	51.1
B-		16,030		6,127		2,538		24,695	1.5
C		16,392		3,939		—		20,331	1.2
D		1,487		3,116		—		4,603	0.3

Total of classified loans	Ch$	1,428,617	Ch$	195,320	Ch$	78,500	Ch$	1,702,437	100.0%

Total loans	Ch$	1,559,270	Ch$	195,320	Ch$	78,500	Ch$	1,833,090

Percentage classified		91.6%		100.0%		100.0%		92.9%

	As of December 31, 2003
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
A	Ch$	712,845	Ch$	189,132	Ch$	103,336	Ch$	1,005,313	49.2%
B		953,457		30,161		10,155		993,773	48.6
B-		12,093		6,154		2,771		21,018	1.0
C		14,861		4,015		—		18,876	0.9
D		2,830		3,255		—		6,085	0.3

Total of classified loans	Ch$	1,696,086	Ch$	232,717	Ch$	116,262	Ch$	2,045,065	100.0%

Total loans	Ch$	1,873,374	Ch$	232,717	Ch$	116,262	Ch$	2,222,353

Percentage classified		90.5%		100.0%		100.0%		92.0%

	As of December 31, 2004
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
A	Ch$	1,070,992	Ch$	257,329	Ch$	169,449	Ch$	1,497,770	68.3%
B		595,176		26,831		11,185		633,192	28.9
B-		31,196		5,746		2,932		39,874	1.8
C		14,079		4,302		—		18,381	0.8
D		867		3,952		—		4,819	0.2

Total of classified loans	Ch$	1,712,310	Ch$	298,160	Ch$	183,566	Ch$	2,194,036	100.0%

Total loans	Ch$	2,049,894	Ch$	298,160	Ch$	183,566	Ch$	2,531,620

Percentage classified		83.5%		100.0%		100.0%		86.7%

	As of December 31, 2005
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
A	Ch$	1,220,564	Ch$	310,159	Ch$	222,452	Ch$	1,753,175	70.3%
B		646,349		30,575		9,040		685,964	27.5%
B-		21,527		5,783		3,048		30,358	1.2%
C		16,015		3,717		—		19,732	0.8%
D		1,403		3,399		—		4,802	0.2%

Total of classified loans	Ch$	1,905,858	Ch$	353,633	Ch$	234,540	Ch$	2,494,031	100.0%

Total loans	Ch$	2,260,086	Ch$	353,633	Ch$	234,540	Ch$	2,848,259

Percentage classified		84.3%		100.0%		100.0%		87.6%

The following tables provide statistical data regarding the classification of our loans as of the end of each of the last two years, applying the classification system under the Chilean Superintendency of Banks regulations that has been in effect since January 2004:

	As of December 31, 2004
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
A1	Ch$	138	Ch$	—	Ch$	—	Ch$	138	—%
A2		59,847		—		—		59,847	2.7
A3		1,011,007		56,954		175,812		1,243,774	56.7
B		503,982		112,339		3,626		619,947	28.3
C1		91,194		108,310		2,371		201,875	9.2
C2		26,148		11,008		885		38,041	1.7
C3		5,048		3,869		701		9,618	0.5
C4		2,113		2,613		71		4,797	0.2
D1		11,966		1,423		100		13,489	0.6
D2		867		1,644		—		2,511	0.1

Total of classified loans	Ch$	1,712,310	Ch$	298,160	Ch$	183,566	Ch$	2,194,037	100.0%

Total loans	Ch$	2,049,894	Ch$	298,160	Ch$	283,566	Ch$	2,531,620

Percentage classified		83.5%		100.0%		100.0%		86.7%

	As of December 31, 2005
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
A1	Ch$	23,999	Ch$	—	Ch$	—	Ch$	23,999	1.0%
A2		383,294		—		—		383,294	15.4
A3		813,271		72,077		227,119		1,112,467	44.6
B		550,234		125,061		3,235		678,530	27.2
C1		96,115		136,884		2,569		235,568	9.4
C2		20,650		11,053		626		32,329	1.3
C3		877		3,045		673		4,595	0.2
C4		4,136		2,285		201		6,622	0.3
D1		11,879		1,345		117		13,341	0.5
D2		1,403		1,883		—		3,286	0.1

Total of classified loans	Ch$	1,905,858	Ch$	353,633	Ch$	234,540	Ch$	2,494,031	100.0%

Total loans	Ch$	2,260,086	Ch$	353,633	Ch$	234,540	Ch$	2,848,259

Percentage classified		84.3%		100.0%		100.0%		87.6%

Risk Index. The bank’s risk index, which was used to calculate the global allowance through December 31, 2005, was based on its classified loans. More specifically, the index was computed as follows. First, the aggregate amount of classified loans in each category from A through D was multiplied by the corresponding required allowance percentage. Such percentages were as follows, applying in each case the classification system in effect prior to January 1, 2004:

Category	Allowance Percentage
A	0%
B	1%
B-	20%
C	60%
D	90%

The risk index itself was then determined by dividing (1) the aggregate amount by (2) the aggregate amount (i.e., the outstanding principal (whether or not past due) and accrued and unpaid interest) of all classified loans.

The risk index for 2004 and 2005 was calculated using the same method as used in prior years in order to obtain comparable figures. Also, for purposes of the analysis, we used the categories in effect prior to January 1, 2004.

The unconsolidated risk index for the bank (which does not include factoring or leasing operations) was calculated through (i) the assignment of an allowance on an individual basis to every loan over Ch$200 million and (ii) the assignment of a global allowance determined with respect to all consumer and mortgage loans as a group. The aggregate of these allowances is the total allowance. The risk index was then determined by dividing (1) the total provisions by (2) the total loans, in each case as of a given date. The chart below illustrates the evolution of our unconsolidated risk index over the last five years.

As of	Unconsolidated Risk Index
December 31, 2001	1.87%
December 31, 2002	1.86%
December 31, 2003	1.59%
December 31, 2004	1.58%
December 31, 2005	1.45%

Our unconsolidated risk index decreased from 1.87% as of December 31, 2001 to 1.45% as of December 31, 2005. The decrease in the risk index between 2001 and 2005 was principally due to our continuing efforts to emphasize our strict credit review and origination procedures. It is worth noting that this risk index is calculated only for comparative purpose with previous years and to assess the risk with the prior loan classification system.

The table below sets forth our allowances for loan losses as they would be determined on the basis of our risk index and a 0.75% ratio, our global loss allowances, the minimum loan allowances for us in accordance with the regulations of the Chilean Superintendency of Banks in effect prior to January 1, 2004, our voluntary allowances for loan losses, our total allowances for loan losses and such total allowances expressed as a percentage of our total loans as of December 31, 2001, 2002, 2003, 2004 and 2005. Due to changes in regulation, since January 1, 2004, the risk index has been measured by calculating allowances for loan losses over total loans.

	As of December 31,
	2001		2002		2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Superintendency required allowances	Ch$	35,149	Ch$	40,652	Ch$	46,944	Ch$	43,109	Ch$	44,336
Minimum allowances required		35,149		40,652		46,944		43,109		44,336
Voluntary allowances		1,222		—		—		—		—
Total allowances for loan losses		36,371		40,652		46,944		43,109		44,336
Total loan allowances as a percentage of total loans		2.3%		2.2%		2.1%		1.7%		1.6%

(1)	Not required after January 1, 2004.

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

Under the current regulations in effect as of January 1, 2004, non-performing loans consist of commercial loans included in Category C4 for more than one year, all commercial loans included in Category D1 and D2 and loans (or portions thereof) that are overdue. According to the definition adopted by Management non-performing loans consist of commercial loans included in categories eight, nine and ten (or portions thereof) that are overdue. We cease to accrue interest on loans as soon as they become overdue. Past due loans include, with respect to any loan, the portion of principal or interest that is 90 or more days overdue, and do not include the portion of such loan that is not overdue or that is less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan. This practice differs from that normally followed in the United States where the amount classified as past due would include the total principal and interest on all loans which have any portion overdue.

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

The following tables set forth as of December 31 of each of the last five years the current and overdue principal and interest amounts, by domestic and foreign loans:

Domestic Loans

	As of December 31,
	2001		2002		2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Current	Ch$	1,551,641	Ch$	1,763,831	Ch$	2,144,440	Ch$	2,470,976	Ch$	2,765,507
Overdue 1-29 days		5,673		5,845		11,485		5,929		9,745
Overdue 30-89 days		4,353		5,627		5,388		8,785		6,172
Overdue 90 days or more (“past due”)		23,905		30,323		27,477		20,350		24,998

Total loans	Ch$	1,585,572	Ch$	1,805,626	Ch$	2,188,790	Ch$	2,506,040	Ch$	2,806,422

We suspend the accrual of interest and readjustments on all overdue loans. The amount of interest that would have been recorded on domestic overdue loans had they continued to accrue interest was Ch$2,847 million, Ch$3,775 million and Ch$4,675 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Foreign Loans

	As of December 31,
	2001		2002		2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Current	Ch$	10,295	Ch$	27,324	Ch$	33,534	Ch$	25,580	Ch$	41,837
Overdue 1-29 days		84		101		29		—		—
Overdue 30-89 days		—		39		—		—		—
Overdue 90 days or more (“past due”)		—		—		—		—		—

Total loans	Ch$	10,379	Ch$	27,464	Ch$	33,563	Ch$	25,580	Ch$	41,837

Total Loans

	As of December 31,
	2001		2002		2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Current	Ch$	1,561,936	Ch$	1,791,155	Ch$	2,177,974	Ch$	2,496,556	Ch$	2,807,344
Overdue 1-29 days		5,757		5,946		11,514		5,929		9,745
Overdue 30-89 days		4,353		5,666		5,388		8,785		6,172
Overdue 90 days or more (“past due”)		23,905		30,323		27,477		20,350		24,998

Total loans	Ch$	1,595,951	Ch$	1,833,090	Ch$	2,222,353	Ch$	2,531,620	Ch$	2,848,259

Overdue loans expressed as a percentage of total loans		2.1%		2.3%		2.0%		1.4%		1.4%
Past due loans as a percentage of total loans		1.5%		1.7%		1.2%		0.8%		0.9%

Analysis of Substandard Loans and Amounts Past Due

The following table analyzes our substandard loans and past due loans and the allowances for loan losses existing as of the dates indicated. For 2005 and 2004, substandard loans are all loans included in categories 6, 7, 8, 9 and 10. For previous years, substandard loans under the prior classification method are all of the loans included in categories B-, C and D. The information provided is related to domestic loans, because we did not have any significant non-accrual or past due foreign loans in the periods presented. All of our restructured loans (troubled debt restructurings under the definition of U.S. GAAP Financial Accounting Standard No. 15) are included in the following tables.

	As of December 31,
	2001		2002		2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Total loans	Ch$	1,595,951	Ch$	1,833,090	Ch$	2,222,353	Ch$	2,531,620	Ch$	2,848,259
Substandard loans		43,960		49,629		45,979		68,456		60,173
Allowance for loan losses		35,149		40,652		46,944		43,109		44,336
Substandard loans as a percentage of total loans		2.8%		2.7%		2.1%		2.7%		2.1%
Amounts past due(1)	Ch$	23,905	Ch$	30,323	Ch$	27,477	Ch$	20,351	Ch$	24,998
To the extent secured(2)		16,620		23,672		21,304		13,515		20,911
To the extent unsecured		7,285		6,651		6,173		6,836		4,087
Amounts past due as a percentage of total loans		1.5%		1.7%		1.2%		0.8%		0.9%
To the extent secured(2)		1.0%		1.3%		1.0%		0.5%		0.7%
To the extent unsecured		0.5%		0.4%		0.3%		0.3%		0.1%
Total loans for which at least one payment is past due(1)		49,499		55,777		59,299		51,241		56,057
Loans for which at least one payment is past due as a percentage of total loans		3.1%		3.0%		2.7%		2.0%		2.0%
Allowance for loans losses as a percentage of:
Total loans		2.2%		2.2%		2.1%		1.7%		1.6%
Total loans excluding contingent loans		2.4%		2.4%		2.3%		1.9%		1.7%
Total substandard loans		80.0%		81.9%		102.1%		63.0%		73.7%
Total amounts past due		147.0%		134.1%		170.8%		211.8%		177.4%
Total amounts past due-unsecured		482.4%		611.4%		760.4%		630.7%		1084.8%

(1)	Past due loans that are 90 days or more overdue as to any payments of principal or interest (in accordance with Chilean regulations). We continue to accrue interest and indexation on the principal payments not yet overdue for those loans that have installments overdue unless we believe those amounts are uncollectible. Accrued interest and indexation adjustments are included in our recorded investment in the loan for the purpose of determining the required allowance for loan losses.
(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowances for Loan Losses

The following table analyzes our provisions for loan losses charged to income and changes in the allowances attributable to charge-offs, allowances released, recoveries, allowances on loans acquired and the effect of price-level restatement on provisions for loan losses. The amounts in the columns for 2005 and 2004 were determined based on the current loan classification system in effect from January 1, 2004. The amounts in the remaining columns were determined based on the prior loan classification system.

	As of December 31,
	2001		2002		2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Allowances for loan losses at beginning of period	Ch$	29,900	Ch$	35,149	Ch$	40,652	Ch$	46,944	Ch$	43,109
Allowances on acquired loans		671		—		—		—		—
Charge-offs		(23,669)		(22,137)		(20,772)		(22,712)		(16,249)
Provisions established		30,633		30,635		32,600		28,300		22,068
Provisions reversed(1)		(1,492)		(1,976)		(5,158)		(8,274)		(3,093)
Price-level restatement(2)		(894)		(1,019)		(378)		(1,149)		(1,499)

Allowances for loan losses at end of period	Ch$	35,149	Ch$	40,652	Ch$	46,944	Ch$	43,109	Ch$	44,336

Ratio of charge-offs to average loans		1.7%		1.4%		1.0%		1.0%		0.6%
Allowances for loan losses at end of period as a percentage of total loans		2.2%		2.2%		2.1%		1.7%		1.6%

(1)	Represents the aggregate amount of allowances for loan losses released during the year as a result of recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.
(2)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant pesos as of December 31, 2005.

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

We believe that our application of charge-off policies in accordance with Chilean GAAP and the rules and regulations of the Chilean Superintendency of Banks does not result in significant differences in our financial results as compared to the financial results that we would obtain if we were to apply U.S. GAAP charge-off policies because we generally charge off loans or portions thereof once those loans or portions thereof become uncollectible. See note 27 to our financial statements.

Our continued emphasis on credit review procedures, which we believe to be conservative compared to our competitors, has enabled us to generally decrease charge-offs since 1999, and maintain them at an adequate level. The effects of these efforts can be seen in the following table, which shows the charge-offs breakdown by loan category.

	For the Year Ended December 31,
	2001		2002		2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Consumer loans	Ch$	14,532	Ch$	11,733	Ch$	13,040	Ch$	13,107	Ch$	9,553
Residential mortgage loans		1,231		554		511		505		296
Commercial loans		7,035		9,265		6,574		8,607		6,278
Leasing contracts		871		585		647		493		122

Total	Ch$	23,669	Ch$	22,137	Ch$	20,772	Ch$	22,712	Ch$	16,249

The following table shows loan loss recoveries by loan category for the periods indicated.

	For the Year Ended December 31,
	2001		2002		2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Consumer loans	Ch$	4,866	Ch$	4,532	Ch$	3,809	Ch$	5,368	Ch$	6,264
Residential mortgage loans		—		—		—		240		187
Commercial loans		3,365		3,333		2,855		2,199		2,319
Leasing contracts		—		—		—		—		—

Total	Ch$	8,231	Ch$	7,865	Ch$	6,664	Ch$	7,807	Ch$	8,770

Net provisions—i.e., new provisions adjusted by provisions reversed—have been determined so that provisions for loan losses as a percentage of total loans follow the overall loan quality and consequently the movement in the risk index. Total loan allowances consist of allowances for commercial loans, consumer loans and residential mortgage loans.

Based on information available regarding our debtors, we believe that our allowances for loan losses are sufficient to cover known probable losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Allocation of Allowances for Loan Losses

The following tables set forth, as of December 31 for each of the last five years, the proportions of our required minimum allowances for loan losses that were attributable to our commercial, consumer and residential mortgage loans, and the amount of voluntary allowances (which are not allocated to any particular category) as of each such date.

	As of December 31, 2001					As of December 31, 2002
	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans (2)	Loans in category as a percentage of total	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans (2)	Loans in category as a percentage of total
Commercial loans	Ch$	24,499	2.0%	1.5%	77.7%	Ch$	28,997	2.0%	1.6%	77.5%
Leasing		1,011	0.8	0.1	7.6		1,430	1.0	0.1	7.6
Consumer loans		8,927	5.2	0.6	10.7		9,633	4.9	0.5	10.7
Residential mortgage loans		712	1.1	—	4.0		592	0.8	—	4.2

Total allocated allowances		35,149	2.2	2.2	100.0%		40,652	2.2	2.2	100.0%

Voluntary allowances		1,222	0.1	0.1			—	—	—
Total allowances	Ch$	36,371	2.3%	2.3%		Ch$	40,652	2.2%	2.2%

(1)	In millions of constant Ch$ as of December 31, 2005.
(2)	Based on our loan classification, as required by the Chilean Superintendency of Banks for the purpose of determining the loan loss allowance.

	As of December 31, 2003					As of December 31, 2004
	Allowance amount (1)		Allowance amount as of percentage of loans in category	Allowance amount as a percentage of total loans (2)	Loans in category as percentage of total	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans (2)	Loans in category percentage of total
Commercial loans	Ch$	33,107	1.9%	1.5%	76.9%	Ch$	28,745	1.5%	1.1%	73.6%
Leasing		1,634	1.0	0.1	7.4		1,927	1.0	0.1	7.3
Consumer loans		11,548	5.0	0.5	10.5		11,689	3.9	0.5	11.8
Residential mortgage loans		655	0.6	—	5.2		748	0.4	—	7.3

Total allocated allowances		46,944	2.1	2.1	100.0%		43,109	1.7	1.7	100.0%

Voluntary allowances		—	—	—			—	—	—
Total allowances	Ch$	46,944	2.1%	2.1%		Ch$	43,109	1.7%	1.7%

(1)	In millions of constant Ch$ as of December 31, 2005.
(2)	Based on our loan classification, as required by the Chilean Superintendency of Banks for the purpose of determining the loan loss allowance.

	As of December 31, 2005
	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans (2)	Loans in category as percentage of total
Commercial loans	Ch$	28,374	1.4%	1.0%	72.0%
Leasing		2,275	1.1	0.1	7.4
Consumer loans		12,866	3.6	0.5	12.4
Residential mortgage loans		821	0.4	—	8.2

Total allocated allowances		44,336	1.6	1.6	100.0%

Voluntary allowances		—	—	—
Total allowances	Ch$	44,336	1.6%	1.6%

(1)	In millions of constant Ch$ as of December 31, 2005.
(2)	Based on our loan classification, as required by the Chilean Superintendency of Banks for the purpose of determining the loan loss allowance.

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2003, 2004 and 2005.

	As of December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Checking accounts	Ch$	127,924	Ch$	135,467	Ch$	149,247
Other demand liabilities		103,057		133,186		55,018
Savings accounts		14,736		13,605		12,078
Time deposits		1,472,288		1,654,624		1,710,334
Other commitments		501		2,951		3,962
Total	Ch$	1,718,506	Ch$	1,939,833	Ch$	1,930,639

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2005, expressed in percentages. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the CPI.

	As of December 31, 2005
	Ch$	UF	Foreign Currency	Total
Demand deposits	13.00%	0.31%	5.30%	10.79%
Savings accounts	—	5.95	—	0.63
Time deposits:
Maturing within 3 months	61.45	54.18	89.98	63.97
Maturing after 3 but within 6 months	7.40	24.98	4.42	8.90
Maturing after 6 but within 12 months	13.71	12.83	0.30	12.07
Maturing after 12 months	4.44	1.75	—	3.64

Total time deposits	87.00	93.74	94.70	88.58

Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of U.S.$100,000 (or its equivalent) issued by us as of December 31, 2005.

	As of December 31, 2005
	Ch$		UF		Foreign Currency		Total
	(in millions of constant Ch$ as of December 31, 2005)
Time deposits:
Maturing within 3 months	Ch$	788,618	Ch$	102,127	Ch$	164,105	Ch$	1,054,850
Maturing after 3 but within 6 months		110,474		49,722		9,325		169,521
Maturing after 6 but within 12 months		205,860		25,207		555		231,922
Maturing after 12 months		66,707		1,163		—		67,870

Total time deposits	Ch$	1,171,659	Ch$	178,519	Ch$	173,985	Ch$	1,524,163

Minimum Capital Requirements

The following table sets forth our minimum capital requirements set by the Chilean Superintendency of Banks as of the dates indicated.

	As of December 31,
	2004		2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Net capital base	Ch$	337,351	Ch$	354,893
3% total assets net of provisions		(99,643)		(103,725)

Excess over minimum required equity	Ch$	237,708	Ch$	251,168

Net capital base as a percentage of the total assets, net of provisions		10.2%		10.3%
Effective equity	Ch$	385,408	Ch$	395,230
8% of the risk-weighted assets		(212,331)		(234,684)

Excess over minimum required equity	Ch$	173,077	Ch$	160,546

Effective equity as a percentage of the risk-weighted assets		14.5%		13.5%

Short-term Borrowings

Our short-term borrowings (other than deposits and other obligations) totaled Ch$207,335 million as of December 31, 2003, Ch$159,756 million as of December 31, 2004 and Ch$132,998 million as of December 31, 2005.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements. The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each such period by type of short-term borrowing.

	As of and for the Year Ended December 31,
	2003			2004			2005
	Year End Balance		Weighted Average Nominal Interest Rate	Year End Balance		Weighted Average Nominal Interest Rate	Year End Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Investments under agreements to repurchase	Ch$	65,542	3.0%	Ch$	83,687	2.7%	Ch$	63,428	5.0%
Domestic interbank loans		73,756	2.5		18,785	2.6		44,962	4.7
Borrowings under foreign trade credit lines		68,037	1.4		57,284	2.2		24,608	2.9

Total short-term borrowings	Ch$	207,335	2.3%	Ch$	159,756	2.5%	Ch$	132,998	4.5%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	2003			2004			2005
	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Investments under agreements to repurchase	Ch$	56,359	3.4%	Ch$	116,673	7.9%	Ch$	92,759	12.9%
Central Bank borrowings		4,548	2.4		5,586	1.7		24,673	3.4
Domestic interbank loans		56,360	3.3		24,411	2.4		15,260	3.7

Sub-total		117,267	3.3		146,670	6.7		132,692	10.1
Borrowings under foreign trade credit lines		58,378	3.9		64,044	5.5		55,683	4.3

Total short-term borrowings	Ch$	175,645	3.5%	Ch$	210,714	6.4%	Ch$	188,375	8.4%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2003 Month- End Balance		Maximum 2004 Month- End Balance		Maximum 2005 Month- End Balance
	(in millions of constant Ch$ as of December 31, 2005)
Investments under agreements to repurchase	Ch$	104,489	Ch$	94,683	Ch$	82,144
Central Bank borrowings		3,722		27,044		15,812
Domestic interbank loans		96,272		66,054		91,504
Borrowings under foreign trade credit lines		75,596		76,646		81,080

C. ORGANIZATIONAL STRUCTURE

See “Item 7. Major Shareholders and Related Party Transactions.”

D. PROPERTY

Our principal executive offices, which we own, are located in the Las Condes district of Santiago, Chile, and are comprised of approximately 11,339 square meters (122,052 square feet). During 2006 we expect to relocate our principal offices to a new location in Santiago, Chile. As of December 31, 2005, we owned 32 of the 68 properties on which branches were located and leased the remaining 36 branch locations. Total branch space as of December 31, 2005 aggregates approximately 36,826 square meters (396,391 square feet). The branches are located throughout all of the 13 geographic regions in Chile, including the Santiago Metropolitan Region.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As of the date of the filing of this Annual Report, we do not have any unresolved comments from the Securities Exchange Commission staff regarding our periodical reports under the Exchange Act.

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

General Conditions

We are a “sociedad anónima” organized under the laws of Chile and our stock is quoted on the Santiago Stock Exchange and the Chilean Electronic Exchange. We are regulated by the Chilean Superintendency of Banks. We offer general commercial and consumer banking services and provide other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment funds management and investment banking.

We have prepared this operating and financial review in a manner consistent with the way our management views our business as a whole. As a result we present the following key sections to the operating and financial review:

The following classification of revenues and expenses is based on our consolidated financial statements.

Revenues. We have three main sources of revenues, which include both cash and non-cash items:

•	Interest revenue. We earn interest income from our interest-earning assets, which are mainly represented by loans to customers.

•	Fees and income from services. We earn service fee and commission revenues related to checking accounts, loans, mutual funds, credit cards and other financial services.

•	Other income. We earn income relating to changes in the fair value of our securities portfolio, other trading activities and foreign exchange transactions.

Expenses. Our main expenses, which include both cash and non-cash items, are:

•	Interest expense. We incur interest expense on our interest bearing liabilities, such as deposits, short-term borrowings and long-term debt.

•	Provisions for loan losses. We establish provisions for loan losses based on the size of our loan portfolio and our expectations regarding the ability of our customers to repay their loans.

•	Other expenses. We incur expenses relating to salaries and benefits, administrative expenses and other non-interest expenses.

The Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. The Chilean economy experienced continuous significant growth in the 1990s, but in recent years this growth has stagnated. In the eight years ended December 31, 2004 Chilean gross domestic product, or GDP, growth averaged 3.6% and in the five years ended December 31, 2004 GDP has grown 4.0% per year on average. During 2005, Chile’s GDP grew 6.3%. The strength of the emerging Asian economies and the stable economic environment in the rest of the developed world continued to benefit Chile’s economy in 2005 despite the rise in international oil prices. In 2005 the price of Chile’s main export, copper, surged 45.5%, boosting economic growth. Total exports in 2005 increased 23.5% to U.S.$39.5 billion. This positive external scenario also led to strong consumer and investor confidence that in turn resulted in a strong rebound of internal demand (investment plus consumption). With this growth, the Chilean economy ended 2005 with solid economic fundamentals. The fiscal surplus as a percentage of GDP was 4.5%, the current account surplus reached 0.1% of GDP and the average unemployment rated decreased to 8.1% in 2005 compared to 8.8% in 2004. The overnight interbank rate set by the Central Bank increased 225 basis points in 2005 to 4.5% in December 2005. The recent positive growth figures of Chilean economy can be attributable in part to the rising prices of Chile’s main exports, most importantly, copper. The price of copper in 2005 reached record levels, increasing 45.4% in 2005, following a rise of 42.9% in 2004. Exports of copper totaled U.S.$17.4 billion in 2005 or 44% of total Chilean exports. Other important commodities exported from Chile include paper pulp, fish meal and agricultural products.

Long-term rates, on the other hand, did not rise at the same pace. In the first nine months of 2005 strong liquidity in the Chilean financial system dampened long-term yields. As the economy strengthened and as inflation continued to go up this trend reversed sharply in the last quarter of the year. As of September 30, 2005 the yield on the 10-year Central Bank bond was 2.43% and as of December 31, 2005 it had risen to 3.29%. This rate environment and the growth of exports led to an 8.2% appreciation of the Chilean peso in 2005.

Inflation

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. In 2000 inflation was 4.5%, reflecting the economic recovery and the rise in international oil prices. In 2001, the inflation rate decreased to 2.6%, reflecting the low growth rate of internal demand, the fall in international oil prices and high unemployment rates. Similarly, in 2002 inflation was only 2.8% also due to the low growth rate of internal demand. In 2003 inflation was 1.1%, despite the fact that the peso appreciated 15.9% during the same period against the dollar. In 2004 inflation was 2.4%. Inflation in 2005 reached 3.7%, the highest level since 1998, mainly driven by rising oil prices and a stronger internal demand.

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

UF-denominated Assets and Liabilities. The UF is revalued by the Chilean National Institute of Statistics in monthly cycles. Every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$16,920.00, Ch$17,317.05 and Ch$17,562.02 as of December 31, 2003, 2004 and 2005, respectively. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively. Our net interest revenue is positively affected by increases in inflation to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Conversely, our net interest revenue will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$290,748 million, Ch$494,181 million and Ch$597,058 million during the years ended December 31, 2003, 2004 and 2005, respectively. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

Peso-denominated Assets and Liabilities. Rates of interest prevailing in Chile during any period reflect in significant part the rate of inflation during the period and expectations of future inflation. The responsiveness to such prevailing rates of our peso-denominated interest-earning assets and interest bearing liabilities varies. See “—Interest Rates,” “—Results of Operations,” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. The ratio of the average balance of such demand deposits to average interest-earning assets was 8.9%, 7.4% and 7.0% during the years ended December 31, 2003, 2004 and 2005, respectively. Because such deposits are not sensitive to inflation or changes in the market interest rate environment, any decline in market rates of interest or the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets.

Price-level Restatement. Chilean GAAP requires that financial statements be restated to reflect the full effects of gain or loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. Chilean GAAP also prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end. A bank’s net monetary asset position can be determined by subtracting shareholders’ equity from its net non-monetary asset position (non-monetary assets less non-monetary liabilities). As such, under Chilean GAAP the loss (or gain) from price-level restatement in results of operations is determined by subtracting the price-level restatement adjustment of net non-monetary assets from the price-level restatement adjustment of shareholders’ equity. Therefore, losses arise when shareholders’ equity exceeds net non-monetary assets, given that this signifies a positive net monetary asset position (i.e., monetary assets exceeds monetary liabilities), and gains arise when net non-monetary assets exceed shareholders’ equity, signifying a negative net monetary asset position. We generally maintain a negative net monetary asset position and, therefore, we have realized losses from price-level restatement in our results of operations. See note 27 to our financial statements for a discussion of principal differences between U.S. GAAP and Chilean GAAP as they apply to us and a reconciliation to U.S. GAAP of net income and shareholder’s equity.

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

For comparative purposes, the year-end financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2005. This presentation does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

Interest Rates

Interest rates earned and paid on our assets and liabilities, respectively, reflect, to a certain degree, inflation, expectations regarding inflation, shifts in short-term interest rates set by the Central Bank and movements in long-term real rates. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities generally reprice to reflect interest rate changes more frequently than our interest-earning assets, changes in the rate of inflation or short-term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short-term interest rates fall, our net interest margin is positively impacted, but when short-term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation because generally our UF-denominated assets exceed our UF-denominated liabilities. See “—Inflation” and “—UF-denominated Assets and Liabilities” above. An increase in long-term rates also has a positive effect on our net interest margin, because our interest-earning assets generally have a longer duration than our interest bearing liabilities.

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

During the latter part of 2005, long-term interest rates prevailing in Chile began to rise and, in particular, interest rates applicable to Central Bank bonds with maturities of five and ten years experienced significant increases, and accordingly, the marked-to-market value of the peso- and UF-denominated bonds held in our investment portfolio began to decline. In response to the magnitude of losses that would have been generated by maintaining our investment portfolio as it was constituted prior to October 2005, we began to gradually liquidate our investment portfolios (both the “available for sale” and “trading” portions) through sales transactions carried out in the Chilean financial markets. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Liquidity—Financial Investments.”

Currency Exchange Rates

A material portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are translated to pesos in preparing our financial statements, our reported income is affected by changes in the value of the peso with respect to foreign currencies (principally the U.S. dollar). The Chilean government’s economic policies and any future changes in the value of the peso against the U.S. dollar could adversely affect our financial condition and results of operations. The peso has been subject to significant devaluation against the U.S. dollar in the past, including a decrease of 14.6% in 2001, and 8.6% in 2002. Through 2003 the peso appreciated 15.9% against the U.S. dollar, in 2004, 7.1% and in 2005, 8.9%, reaching a value of Ch$514.21 per U.S. $1.00 as of December 31, 2005. The Chilean peso may be subject to significant fluctuations in the future. See “Item 3. Key Information—Exchange Rate Information.”

Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities. As of December 31, 2003, 2004 and 2005, the positive gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$143 million, Ch$13,754 million and Ch$18,644 million, respectively. See note 20 to our financial statements.

Critical Accounting Policies and Estimates

As a Chilean bank, we prepare our consolidated financial statements in conformity with accounting principles generally accepted in Chile and the rules of the Chilean Superintendency of Banks relating thereto, which, together, differ in certain significant respects from U.S. GAAP. See note 27 to our financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us, a reconciliation to U.S. GAAP of net income and shareholders’ equity as of and for each of the three years in the period ended December 31, 2005, additional disclosures required under U.S. GAAP and a discussion of recently issued accounting policies as they relate to us.

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

For purposes of the financial information presented in this Annual Report, as of and for the period ending December 31, 2005, and for periods ending earlier, we have applied regulations of the Chilean Superintendency of Banks applicable to such periods.

Although the level of detail in the statutory loan category schedules limits management’s discretion regarding the category to which a given loan should correspond, our management is required to make estimates and judgments about inherently subjective matters in determining the classification of individual loans and such classification affects the determination of the allowance for loan loses. The allowance for loan losses requires us to make estimates and, consequently, we regularly evaluate our allowance for loan losses by taking into consideration factors such as changes in the nature and volume of our loan portfolio, trends in forecasted portfolio credit quality and economic conditions that may affect our borrowers’ ability to pay. Increases in our allowance for loan losses are reflected as provisions for loan losses in our income statement. Loans are charged off when management determines that the loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the allowance for loan losses. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses From January 1, 2004.”

For a further description of the Chilean Superintendency of Banks regulations relating to loan classification and provisioning, see “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses From January 1, 2004” and “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses From January 1, 2004.”

We consider the accounting estimates related to allowance for loan losses to be “critical accounting estimates” because: (i) they are highly susceptible to change from period to period because our assumptions about the risk of loss used to classify our loans are updated for recent performance experience which may increase or decrease our risk index that is used to determine our global allowance, (ii) our specific allowances are also updated to reflect recent performance which may result in an increase or decrease in our specific allowances, (iii) it requires management to make estimates and assumptions about loan classification and the related estimated probable loss, if any, and (iv) any significant difference between our estimated losses (as reflected in the specific and general provisions) as of the balance sheet date and our actual losses will require us to adjust our allowance for loan losses that may result in additional provisions for loan losses in future periods which could have a significant impact on our future net income and/or financial condition. At December 31, 2005, our allowance for loan losses was Ch$44,336 million and was highly dependent upon our risk index. Our unconsolidated risk index was 1.45% at December 31, 2005. An increase of 5 basis points in our risk index at December 31, 2005 would have increased our required allowance for loan losses by Ch$1,554 million.

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

Goodwill

We have significant intangible assets related to goodwill. The carrying value of our goodwill was Ch$6,477 million at December 31, 2005. Since January 1, 2004, goodwill represents the difference between the purchase price and the net book value of assets and liabilities acquired in a purchase transaction and is amortized on a straight-line basis over the periods estimated to be benefited. The useful economic life of acquired goodwill is assessed on the basis of the type and diversity of the business, its location and the markets in which it operates, and cannot exceed 20 years.

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

Income Taxes

In preparing our consolidated financial statements, we are required to estimate income taxes, which involves an estimation of current tax expense together with an assessment of temporary differences resulting from differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Our carrying value of net deferred tax assets assumes that we will be able to generate sufficient future taxable income based on estimates and assumptions. We consider that accounting estimates related to determining the valuation and recoverability of deferred tax assets to be “critical accounting estimates” because if these estimates and related assumptions change in the future, we may be required to record valuation allowances against our deferred tax assets resulting in additional income tax expense in our consolidated statement of income. We evaluate the recoverability of our deferred tax assets semi-annually. The carrying value of our net deferred tax assets as of December 31, 2005 was Ch$4,395 million.

Foreign Currency and Derivative Activities

We enter into forward foreign exchange contracts and spot exchange contracts for our own account and the accounts of our customers. Our forward contracts are valued monthly using the observed rates reported by the Central Bank at the balance sheet date. The initial premium or discount on these contracts, calculated as the difference between the spot rate and the forward rate, is deferred and included in determining net income over the life of the contract. Our interest rate and cross-currency swap agreements are treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate.

Under U.S. GAAP, derivative financial instruments are recorded at fair value. Fair values are based on quoted market prices or, if not available, on internally developed pricing models informed by independently obtained market information. If marketing information is limited or in some instances, not available, management applies its professional judgment. Other factors that may also affect estimates are incorrect model assumptions, market dislocations and unexpected correlations. Notwithstanding the level of subjectivity in determining fair value, we believe our estimates or fair value are adequate. The use of different models or assumptions could lead to changes in our reported results.

In addition, we make loans and accept deposits in amounts denominated in foreign currencies, principally the U.S. dollar. Such assets and liabilities are translated at the applicable exchange rate at the balance sheet date.

Financial Investments

Financial investments that have a secondary market are carried at market value. Our financial investments are classified as trading or permanent in accordance with the regulations of the Chilean Superintendency of Banks with unrealized gains and losses on trading investments included in other operating income (expenses), and unrealized gains and losses on permanent investments included in a separate component of the shareholder’s equity.

We enter into security repurchase agreements as a form of borrowing. In this regard, our investments that are sold subject to a repurchase obligation and serve as collateral for the borrowing are reclassified as “investment collateral under agreement to repurchase” and are carried at market value. The liabilities for the repurchase of the investment are classified as “investments under agreements to repurchase” and are carried at cost plus accrued interest.

All other financial investments are carried at acquisition cost plus accrued interest and UF indexation adjustments, as applicable. This includes mainly those with maturities of less than one year most of which were liquid government securities or deposits in other Chilean banks. We also enter into resale agreements as a form of investments. Under these agreements we purchase securities, which are included as assets under the caption “investments under agreements to resell”.

Developments in Chilean and U.S. GAAP

On November 3, 2005, the FASB issued FASB Staff Position, or FSP, FAS 115-1, “The Meaning of Other- Than-Temporary Impairment and Its Application to Certain Investments.” This FSP, which is effective for reporting periods beginning after December 15, 2005, replaces the impairment evaluation guidance (paragraphs 10-18) of EITF issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, with references to existing other-than-temporary (OTT) impairment guidance. The FSP also clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. The adoption of this FSP will not have a material effect on the our consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement on Financial Accounting Standard, or SFAS, No. 153, “Exchanges of Non-Monetary Assets.” This statement addresses the measurement of exchanges of non-monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Non-monetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We do not believe that this pronouncement will have a material effect on our results of operations, cash flows or financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” Accounting Principles Board Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

In accordance with Circular N° 3345 issued by the Chilean Superintendency of Banks, effective as of January 1, 2006, the accounting criteria for valuing financial instruments acquired for negotiation or investment purposes, derivative instruments, hedges and disposals from the financial assets on the balance sheets, will be amended and new categorization of investment portfolio and derivatives will be created. The instructions of Circular N° 3345 will become effective starting on June 30, 2006, with valuation differences arising from prior years’ investments being adjusted directly against our equity.

In February 2006, the FASB issued FASB Statement N° 155, or SFAS 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment to SFAS 140 and SFAS 133. SFAS 155 permits us to elect to measure any hybrid financial instrument at fair value if the hybrid instrument contains an embedded derivative that otherwise would require bifurcation and be accounted for separately under SFAS 133 and that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement event after December 31, 2006.

In March 2006, the FASB issued SFAS N° 156, or SFAS 156, “Accounting for Servicing of Financial Assets-an Amendment of FASB Statement N° 140.” SFAS N° 156 provides guidance on the accounting for servicing assets and liabilities when an entity undertakes an obligation to service a financial asset by entering into a servicing contract. This statement is effective for all transactions in fiscal years beginning after September 15, 2006.

We do not believe this pronouncement will have a material effect on our results of operations, cash flows, or financial position.

Results of Operations

Pursuant to Chilean GAAP and for comparative purposes, the financial information in this section is restated in constant pesos as of December 31, 2005.

Results of Operations for the Years Ended December 31, 2004 and 2005

The following table sets forth the principal components of our net income for the years 2004 and 2005:

	For the Year Ended December 31,				% Change from Prior Year
	2004		2005		2005
	(in millions of constant Ch$ as of December 31, 2005 except for percentages)
Components of net income
Net interest revenue	Ch$	115,956	Ch$	116,768	0.7%
Provisions for loan losses		(18,771)		(13,831)	(26.3)
Fees and income from services (net)		19,533		23,174	18.6
Other operating income (net)		6,912		8,071	16.8
Other expenses (net)		(1,828)		(1,074)	(41.2)
Operating expenses		(55,776)		(59,188)	6.1
Loss from price-level restatement (net)		(6,685)		(10,557)	57.9
Income before income taxes		59,341		63,363	6.8
Income taxes		(6,746)		(10,730)	59.1
Voluntary reserves		—		—	—

Net income	Ch$	52,595	Ch$	52,633	0.1%

Net interest revenue

The following table sets forth the elements of our net interest revenue for the years 2004 and 2005:

	For the Year Ended December 31,				% Change from Prior Year
	2004		2005		2005
	(in millions of constant Ch$ as of December 31, 2005 except for percentages)
Interest revenue	Ch$	197,690	Ch$	245,905	24.4%
Interest expense		(81,734)		(129,137)	58.0

Net interest revenue	Ch$	115,956	Ch$	116,768	0.7%

Our net interest revenue was Ch$116,768 million in 2005 compared to Ch$115,956 million in 2004, an increase of 0.7%. Our interest revenue was Ch$245,905 million in 2005 compared to Ch$197,690 million in 2004, an increase of 24.4%. Our interest expense was Ch$129,137 million in 2005 compared to Ch$81,734 million in 2004, an increase of 58.0%. During 2005, we were negatively affected by the increase in prevailing interest rates due to the fact that our interest bearing liabilities reprice more frequently than our interest-earning assets, resulting in the 58.0% increase in our interest expense, the effect of which was partially offset by a 24.4% increase in our interest revenue. The 0.7% increase in net interest revenue is mainly explained by the increase in the average nominal interest rate earned on our interest-earning assets (7.6% for 2005 as compared to 6.9% for 2004), and by a 13.4% increase in our average interest-earning assets. The average nominal rate paid was 5.1% in 2005 compared to 3.7% in 2004. The increase in net interest revenue was also attributable to the higher inflationary environment in 2005 compared to 2004, which increased the balance of our UF-denominated assets.

The following table sets forth information as to key elements of our interest revenue for the years 2004 and 2005:

	For the Year Ended December 31,				% Change from Prior Year
	2004		2005		2005
	(in millions of constant Ch$ as of December 31, 2005 except for percentages)
Interest revenue	Ch$	197,690	Ch$	245,905	24.4%
Average interest-earning assets:
Loans(1)		2,279,705		2,648,358	16.2
Financial investments		526,039		543,787	3.4
Interbank deposits		57,995		55,236	(4.8)

Total average interest-earning assets	Ch$	2,863,739	Ch$	3,247,381	13.4%

(1)	Includes commercial loans, mortgage loans, contingent loans and past due loans.

Our total average interest-earning assets were Ch$3,247,381 million in 2005 compared to Ch$2,863,739 million in 2004, an increase of 13.4%. This was mainly the result of an increase from Ch$1,706,366 million to Ch$1,936,114 million in the size of our commercial loan portfolio, as well as percentage increases in our mortgage, consumer and contingent loan operations. Our contingent loan portfolio consists mainly of guarantees and letters of credit relating to foreign trade finance.

The following table sets forth information as to key elements of our interest expense for the years 2004 and 2005:

	For the Year Ended December 31,				% Change from Prior Year
	2004		2005		2005
	(in millions of constant Ch$ as of December 31, 2005 except for percentages)
Interest expense	Ch$	81,734	Ch$	129,137	58.0%
Average interest bearing liabilities:
Savings accounts		13,829		12,674	(8.4)
Time deposits		1,507,112		1,766,444	17.2
Central Bank borrowings		5,607		24,673	340.0
Repurchase agreements		93,781		92,759	(1.1)
Mortgage finance bonds		321,604		281,525	(12.5)
Other interest bearing liabilities		277,017		367,624	32.7

Total average interest bearing liabilities	Ch$	2,218,950	Ch$	2,545,699	14.7%

Our interest expense was Ch$129,137 million in 2005 compared to Ch$81,734 million in 2004, an increase of 58.0%. This increase was mainly the result of 37.8% increase in the average nominal interest rate paid on interest bearing liabilities, which reflected higher prevailing interest rates in 2005 compared to 2004. This increase was also due in part to a 14.7% increase in average interest bearing liabilities in 2005 when compared to 2004.

Given our strong capital base, we have been able to grow our loan portfolio without funding new loans exclusively from our interest bearing liabilities. As we increase the size of our loan portfolio, we will continue to seek to lower our cost of funding through expanding our retail deposit base.

Our net interest margin for 2005 was 3.6%, as compared to 4.0% for 2004. This decrease resulted mainly from (i) an increase in prevailing interest rates, increasing our interest bearing liabilities, which reprice to reflect interest rate changes more frequently than our interest earning assets, (ii) a decrease in the net revenues derived from the gap in our net U.S. dollar-denominated asset position caused by the strengthening of the peso against the dollar in 2005 as compared to 2004 and (iii) a rise in inflation. Because our peso-denominated liabilities have relatively short repricing periods, they are generally more responsive to changes in inflation than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous month’s inflation, customers often switch funds from peso-denominated deposits to UF-denominated deposits, thereby adversely affecting our net interest margin.

Provisions for loan losses

As discussed under “—Critical Accounting Policies and Estimates—Allowance for Loan Losses,” our global loan losses historically were calculated on the basis of our risk index. Since January 1, 2004, our allowances are calculated on the basis of eleven loan categories, in which we classify individually every commercial and leasing loan over Ch$200 million.

We recorded consolidated net loan growth of 12.5% in 2005 compared to 2004. This increase was attributable to our continuing efforts related to our business strategy of increasing the size of our loan portfolio.

Our provisions for loan losses were Ch$22,602 in 2005 compared to Ch$26,579 million in 2004, a decrease of 15.0% due to an improvement in the quality of our portfolio and to improvements in the Chilean economy. Total charge-offs decreased by 28.5% in 2005, representing 73.6% of provisions for loan losses charged to income during the period. As of December 31, 2005, our allowances for loan losses as a percentage of total loans was 1.6%, compared to 1.7% as of December 31, 2004. In our management’s judgment, our allowances for loan losses as of December 31, 2005 were adequate to cover any known or probable losses in the loan portfolio.

The following table sets forth certain information relating to our allowances for loan losses as of December 31, 2004 and 2005:

	As of December 31,				% Change from Prior Year
	2004		2005		2005
	(in millions of constant Ch$ as of December 31, 2005 except for percentages)
Total loans	Ch$	2,531,620	Ch$	2,848,259	12.5%
Substandard loans		68,456		60,173	(12.1)
Risk index (unconsolidated)(1)		1.58%		1.45%	(8.2)
Allowances for loan losses		43,109		44,336	2.8
Allowances for loan losses as a percentage of total loans		1.7%		1.6%	(5.9)
Allowances for loan losses as a percentage of past due loans		211.8%		177.4%	(16.2)
Allowances for loan losses as a percentage of substandard loans		63.0%		73.7%	17.0%

(1)	Does not include our factoring and leasing operations. Unconsolidated figures are prepared for purposes of certain filings with the Chilean Superintendency of Banks. Unless otherwise indicated, risk index ratios contained in this Annual Report are presented on a consolidated basis.

Fees and income from services (net)

Our fees and income from services (net) increased 18.6% from Ch$19,533 million in 2004 to Ch$23,174 million in 2005, due primarily to a 18.2% increase in fees and other services income from Ch$22,841 million in 2004 to Ch$26,995 million in 2005. This increase was mainly due to increases in commissions from collections and fees and commissions generated by our mutual funds business. We intend to continue to increase our commission and services fee income as part of our growth strategy.

The increase in our fees and other services income was partially offset by a 15.5% increase in expenses, from Ch$3,308 million in 2004 to Ch$3,821 million in 2005, mainly reflecting an increase in credit card commission expenses.

Other operating income (net)

The following table sets forth certain components of our other operating income (net) for 2004 and 2005:

	For the Year Ended December 31,				% Change from Prior Year
	2004		2005		2005
	(in millions of constant Ch$ as of December 31, 2004 except for percentages)
Trading activities (net)	Ch$	10,536	Ch$	11,908	13.0%
Foreign exchange transactions (net)		1,308		1,596	22.0
Other operating income and expenses (net)		(4,932)		(5,433)	10.2

Total other operating income (net)	Ch$	6,912	Ch$	8,071	16.8%

Our total other operating income (net) increased to Ch$8,071 million in 2005 compared to Ch$6,912 million in 2004. This 16.8% increase was primarily the result of the 13.0% increase in trading activities net, as well as an increase in foreign exchange transactions (net), which increased by 22.0% from Ch$1,308 million in 2004 to Ch$1,596 million in 2005. This gain was primarily related to foreign currency contracts, reflecting the appreciation of the peso against the dollar during the period. According to the guidelines of the Chilean Superintendency of Banks, these gains or losses are not considered income or expense, but are treated as gains or losses from foreign exchange transactions and, accordingly, registered in a different line item of the income statement.

Operating expenses

The following table sets forth the principal components of our operating expenses for the years ended 2004 and 2005:

	For Year Period Ended December 31,				% Change from Prior Year
	2004		2005		2005
	(in millions of constant Ch$ as of December 31, 2004 except for percentages)
Personnel salaries and expenses	Ch$	34,367	Ch$	37,235	8.3%
Administrative and other expenses		16,455		16,800	2.1
Depreciation and amortization		4,954		5,153	4.0

Total operating expenses	Ch$	55,776	Ch$	59,188	6.1%

Our total operating expenses were Ch$59,188 million in 2005 compared to Ch$55,776 million in 2004, an increase of 6.1%. This increase was mainly the result of an increase of 8.3% in personnel and salaries expenses and of 2.1% in administrative and other expenses.

The 8.3% increase in personnel and salaries reflects the hiring of additional executives and personnel in order to achieve our strategic goals, particularly in our retail banking and operations areas. Total employees for the bank and subsidiaries increased from 1,963 as of December 31, 2004 to 2,170 as of December 31, 2005, representing a 10.5% increase.

Administrative and other expenses were Ch$16,800 million in 2005 compared to Ch$16,455 million in 2004, an increase of 2.1%. This slight increase is mainly explained by the expenses incurred in connection with the opening of new branches and the moving of existing branches in 2005. Administrative and other expenses also include payments to our affiliate Corp Group Interhold S.A. made pursuant to our service agreement dated July 6, 2001, which expires in July 2006 and is renewable for one-year periods thereafter. Under this agreement, we are obligated to pay fees amounting to approximately UF6,000 per month. We expect to renew this agreement in July 2006 for an additional one-year period.

Depreciation and amortization expenses were Ch$5,153 million in 2005 compared to Ch$4,954 million in 2004, an increase of 4.0%. This increase was primarily due to the opening of new branches during 2005. Our efficiency ratio (operating expenses as a percentage of operating revenue which is the aggregate of net interest revenue, fees and income from services (net) and other operating income (net)), which was 39.2% during 2004, stayed relatively flat, reaching a 40.0% during 2005.

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

The increase in our net loss from price-level restatement from Ch$6,685 million in 2004 to Ch$10,557 million in 2005 was attributable to the increase in the initial balance at the beginning of the fiscal year of shareholders’ equity from Ch$339,020 million in 2004 to Ch$376,396 million in 2005 and to higher inflation during 2005.

Income taxes

Our income tax expenses were a net tax liability of Ch$10,730 million in 2005, compared to a net tax liability of Ch$6,746 million in 2004. This increase reflected our increase in taxable income during the period.

Results of Operations for the Years Ended December 31, 2003 and 2004.

The following table sets forth the principal components of our net income for the years 2003 and 2004:

	For the Year Ended December 31,				% Change from Prior Year
	2003		2004		2004
	(in millions of constant Ch$ as of December 31, 2005 except for percentages)
Components of net income:
Net interest revenue	Ch$	101,528	Ch$	115,956	14.2%
Provisions for loan losses		(27,125)		(18,771)	(30.8)
Fees and income from services (net)		23,349		19,533	(16.3)
Other operating income (net)		19,840		6,912	(65.2)
Other expenses (net)		(1,735)		(1,828)	5.3
Operating expenses		(58,045)		(55,776)	(3.9)
Loss from price-level restatement (net)		(2,376)		(6,685)	181.3

Income before income taxes		55,436		59,341	7.1
Income taxes		(2,204)		(6,746)	206.2
Voluntary reserves		—		—	—

Net income	Ch$	53,232	Ch$	52,595	(1.2)%

Net interest revenue

The following table sets forth the elements of our net interest revenue for the years 2003 and 2004:

	For the Year Ended December 31,				% Change from Prior Year
	2003		2004		2004
	(in millions of constant Ch$ as of December 31, 2005 except for percentages)
Interest revenue	Ch$	165,053	Ch$	197,690	19.8%
Interest expense		(63,525)		(81,734)	28.7

Net interest revenue	Ch$	101,528	Ch$	115,956	14.2%

Our net interest revenue was Ch$115,956 million in 2004 compared to Ch$101,528 million in 2003, an increase of 14.2%. Our interest revenue was Ch$197,690 million in 2004 compared to Ch$165,053 million in 2003, an increase of 19.8%. Our interest expense was Ch$81,734 million in 2004 compared to Ch$63,525 million in 2003, an increase of 28.7%. During 2004, we were negatively affected by the increase in prevailing interest rates due to the fact that our interest bearing liabilities reprice more frequently than our interest-earning assets resulting in the 28.7% increase in our interest expense, partially offset by a 19.8% increase in our interest revenue. The 14.2% increase in net interest revenue is mainly explained by a small increase in the average nominal interest rate earned on our interest-earning assets (6.9% for 2004 as compared to 6.7% for 2003) and by a 17.0% increase in our average interest-earning assets. The average nominal rate paid was 3.7% in 2004 compared to 3.4% in 2003. The increase in net interest revenue was also attributable to the higher inflationary environment in 2004 compared to 2003, which increased the balance of our UF-denominated assets.

The following table sets forth information as to key elements of our interest revenue for the years 2003 and 2004:

	For the Year Ended December 31,				% Change from Prior Year
	2003		2004		2004
	(in millions of constant Ch$ as of December 31, 2005 except for percentages)
Interest revenue	Ch$	165,053	Ch$	197,690	19.8%
Average interest-earning assets:
Loans(1)		2,002,480		2,279,705	13.9
Financial investments		355,831		526,039	47.8
Interbank deposits		89,960		57,995	(35.5)

Total average interest-earning assets	Ch$	2,448,271	Ch$	2,863,739	17.0%

(1)	Includes commercial loans, mortgage loans, contingent loans and past due loans.

Our total average interest-earning assets were Ch$2,863,739 million in 2004 compared to Ch$2,448,271 million in 2003, an increase of 17.0%. This was mainly the result of an increase from Ch$1,428,854 million to Ch$1,706,366 million in the size of our commercial loan portfolio, as well as percentage increases in our mortgage, consumer and contingent loan operations. Our contingent loan portfolio consists mainly of guarantees and letters of credit relating to foreign trade finance.

The following table sets forth information as to key elements of our interest expense for the years 2003 and 2004:

	For the Year Ended December 31,				% Change from Prior Year
	2003		2004		2004
	(in millions of constant Ch$ as of December 31, 2005 except for percentages)
Interest expense	Ch$	63,525	Ch$	81,734	28.7%
Average interest bearing liabilities:
Savings accounts		15,879		13,829	(12.9)
Time deposits		1,240,540		1,507,112	21.5
Central Bank borrowings		4,702		5,607	19.3
Repurchase agreements		56,359		93,781	66.4
Mortgage finance bonds		249,049		321,604	29.1
Other interest bearing liabilities		284,658		277,017	(2.7)

Total average interest bearing liabilities	Ch$	1,851,187	Ch$	2,218,950	19.9%

Our interest expense was Ch$81,734 million in 2004 compared to Ch$63,525 million in 2003, an increase of 28.7%. This increase was mainly the result of a 8.8% increase in the average nominal interest rate paid on interest bearing liabilities, which reflected higher prevailing interest rates in 2004 compared to 2003. This increase was also due in part to a 19.9% increase in average interest bearing liabilities in 2004 when compared to 2003.

Given our strong capital base, we have been able to grow our loan portfolio without funding new loans exclusively from our interest bearing liabilities. As we increase the size of our loan portfolio, we will continue to seek to lower our cost of funding through expanding our retail deposit base.

Net interest margin (net interest revenue divided by average interest-earning assets) for 2004 was 4.0%, as compared to 4.1% for 2003. This decrease resulted mainly from (i) an increase in prevailing interest rates, increasing our interest bearing liabilities, which reprice to reflect interest rate changes more frequently than our interest earning assets, (ii) a decrease in the net revenues derived from the gap in our net U.S. dollar-denominated asset position caused by the strengthening of the peso against the dollar in 2004 as compared to 2003 and (iii) a rise in inflation. Because our peso-denominated liabilities have relatively short repricing periods, they are generally more responsive to changes in inflation than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous month’s inflation, customers often switch funds from peso-denominated deposits to more expensive UF-denominated deposits, thereby adversely affecting our net interest margin.

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

Our provisions for loan losses were Ch$26,579 in 2004 compared to Ch$33,785 million in 2003, a decrease of 21.3% due to an improvement in the quality of our portfolio and to improvements in the Chilean economy. Total charge-offs increased by 9.4% in 2004, representing 85.5% of provisions for loan losses charged to income during the period. As of December 31, 2004, our allowances for loan losses as a percentage of total loans was 1.7%, compared to 2.1% as of December 31, 2003. In our management’s judgment, our allowances for loan losses as of December 31, 2004 were adequate to cover any known or probable losses in the loan portfolio.

The following table sets forth certain information relating to our allowances for loan losses as of December 31, 2003 and 2004:

	As of December 31,				% Change from Prior Year
	2003		2004		2004
	(in millions of constant Ch$ as of December 31, 2005 except for percentages)
Total loans	Ch$	2,222,353	Ch$	2,531,620	13.9%
Substandard loans		45,979		68,456	48.9
Risk index (unconsolidated)(1)		1.59%		1.58%	(0.6)
Allowances for loan losses		46,944		43,109	(8.2)
Allowances for loan losses as a percentage of total loans		2.1%		1.7%	(19.0)
Allowances for loan losses as a percentage of past due loans		170.8%		211.8%	24.0
Allowances for loan losses as a percentage of substandard loans		102.1%		63.0%	(38.3)%

(1)	Does not include our factoring and leasing operations. Unconsolidated figures are prepared for purposes of certain filings with the Chilean Superintendency of Banks. Unless otherwise indicated, risk index ratios contained in this Annual Report are presented on a consolidated basis.

Fees and income from services (net)

Our fees and income from services (net) decreased 16.3% from Ch$23,349 million in 2003 to Ch$19,533 million in 2004, due primarily to a 14.6% decrease in fees and other services income from Ch$26,736 million in 2003 to Ch$22,841 million in 2004. This decrease was due to loss of fees from the termination of a contract with the Instituto de Normalización Previsional (INP), under which we collected fees for the administration of accounts for retirees in the Chilean social security system, as well as the increase in interest rates which caused a reduction in the number of refinancings and in the related fee income. We intend to increase our commission and fee income as part of our growth strategy.

The decrease in our fees and other services income was partially offset by a 2.3% decrease in fees and other services expenses from Ch$3,387 million in 2003 to Ch$3,308 million in 2004 due to the termination of the INP contract.

Other operating income (net)

The following table sets forth certain components of our other operating income (net) for 2003 and 2004:

	For the Year Ended December 31,				% Change from Prior Year
	2003		2004		2004
	(in millions of constant Ch$ as of December 31, 2005 except for percentages)
Trading activities (net)	Ch$	11,928	Ch$	10,536	(11.7)%
Foreign exchange transactions (net)		10,116		1,308	(87.1)
Other operating income and expenses (net)		(2,204)		(4,932)	123.8

Total other operating income (net)	Ch$	19,840	Ch$	6,912	(65.2)%

Our total other operating income (net) decreased to Ch$6,912 million in 2004 compared to Ch$19,840 million in 2003. This 65.2% decrease was primarily the result of a change in foreign exchange transactions from a gain in 2003 of Ch$10,116 million to a smaller gain of Ch$1,308 million in 2004. The gain in 2004 primarily resulted from gains from our foreign currency contracts due to the appreciation of the peso against the dollar for the period.

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

Operating expenses

The following table sets forth the principal components of our operating expenses for the years ended 2003 and 2004:

	For Year Period Ended December 31,				% Change from Prior Year
	2003		2004		2004
	(in millions of constant Ch$ as of December 31, 2005 except for percentages)
Personnel salaries and expenses	Ch$	32,533	Ch$	34,367	5.6%
Administrative and other expenses		19,964		16,455	(17.6)
Depreciation and amortization		5,548		4,954	(10.7)

Total operating expenses	Ch$	58,045	Ch$	55,776	(3.9)%

Our total operating expenses were Ch$55,776 million in 2004 compared to Ch$58,045 million in 2003, a decrease of 3.9%. This decrease was mainly the result of a decrease of 17.6 % in administrative and other expenses and a decrease of 10.7% in depreciation and amortization, partially offset by a 5.6% increase in personnel salaries and expenses.

Administrative and other expenses were Ch$16,455 million in 2004 compared to Ch$19,964 million in 2003, a decrease of 17.6%. The drop was partially due to a reclassification whereby sales force expenses were moved to “other expense (net)”. In addition, technology expenses and other administrative expenses were reduced in 2004. Administrative and other expenses includes payments to our affiliate Corp Group Interhold S.A. made pursuant to our service agreement dated July 6, 2001, which expires in July 2006. Under this agreement, we are obligated to pay fees amounting to approximately UF6,000 per month.

Depreciation and amortization expenses were Ch$4,954 million in 2004 compared to Ch$5,548 million in 2003, a decrease of 10.7%. This decrease was due primarily to a decrease in the depreciation of bank premises and amortization of part of the goodwill related to our acquisition of the consumer division of Corfinsa.

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

The increase in our net loss from price-level restatement from Ch$2,376 million in 2003 to Ch$6,685 million in 2004 was attributable to the increase in the initial balance of our shareholders’ equity from Ch$303,820 million in 2003 to Ch$339,020 million in 2004 and to higher inflation during 2004.

Income taxes

Our income tax expenses were a net tax liability of Ch$6,746 million in 2004, as compared to a net tax liability of Ch$2,204 million in 2003. This increase was as a result of the higher comparative recognition of current income tax provision in 2004 due to the full utilization in June 2004 of tax loss carryforwards relating to prior periods.

Pursuant to an accounting standard issued by the Colegio de Contadores de Chile A.G., or Chilean Association of Accountants, which took effect January 1, 2000, we began recognizing the consolidated tax effects generated by the temporary differences between the financial book values and tax values of assets and liabilities. At the same date, the previously unrecorded net deferred tax was completely offset against a net “complementary” account, and amortized over the estimated reversal periods corresponding to the underlying temporary differences as of January 1, 2000. The effect of the transitional provisions established in this accounting standard and the effect of reversing timing differences related to unrecorded deferred income taxes, which were unrecorded as of the date of application, have been effectively neutralized. The principal reason for the discrepancy between net financial income and the low to negative tax rates reflected in our results relates to the fact that although we have been able to utilize our tax loss carryforwards to reduce or completely offset taxable income payable in those years, the reversal of the related deferred tax assets, which normally results in tax expense for the period, has been offset by the amortization of the complementary deferred tax liabilities established.

Chilean and U.S. GAAP Reconciliation

Net income under Chilean GAAP in each of the years ended December 31, 2004 and 2005 was Ch$52,595 million and Ch$52,633 million, respectively. Under U.S. GAAP the corresponding amounts were Ch$60,748 million and Ch$44,509 million, respectively.

Accounting principles generally accepted in Chile vary in certain important respects from the accounting principles generally accepted in the United States. Such differences involve certain methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by accounting principles generally accepted in the United States. We reviewed securities with unrealized losses as of December 31, 2003 and 2004 and concluded that there was no other than temporary impairment as of any one of these dates. This review consisted of evaluating the economic reasons for the decline, credit rating of the issuers of the securities and on our intention and ability to hold the securities until the unrealized loss is recovered. At December 31, 2004 and 2003, based on this analysis we believed that there was no other than temporary impairments in the investment portfolio because most of the decline in fair value of these securities was caused by the appreciation of Chilean Peso against the U.S. Dollar which the bank considered to be temporary. Most of the securities that have unrealized losses as of December 31, 2005 have been in a continuous unrealized loss position for less than one year.

At December 31, 2005, the Bank considered that the continued devaluation of the U.S. Dollar relative to the Chilean peso was an indication of other-than-temporary impairment. As a result, an impairment of MCh$16,508 for US GAAP was recognized for unrealized losses related to U.S. Dollar denominated debt securities, classified as available-for-sale. See note 27 to our financial statements.

Please see note 27 to our financial statements for a description of the significant differences between Chilean GAAP and U.S. GAAP as they relate to us.

B. LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

Our liquidity depends upon our (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities and other financial institutions. To cover any liquidity shortfalls and to enhance our liquidity position, we have established lines of credit with foreign and domestic banks and also have access to Central Bank borrowings.

While we are continuing to use all available sources of funding as we believe appropriate, we are continuing to place special emphasis on increasing deposits from retail customers. These deposits consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us. In addition, to the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished. In April 2005 we issued UF 8,000,000 (approximately U.S.$237 million) of bonds in the Chilean market with the goal of using the proceeds to reduce our UF gap between assets and liabilities, improve our liquidity and reduce funding costs.

Another important source of funding is our mortgage loans and mortgage finance bonds. Additionally, in May 2006 we issued UF 2,000,000 in bonds in order to finance an increase of mortgage loans in 2006. See “—Deposits and Other Borrowings.”

Capital

We currently have shareholders’ equity in excess of that required by Chilean regulatory requirements. According to the General Banking Law, a bank should have an effective equity of at least 8% of its risk-weighted assets, net of required reserves, and paid-in capital and reserves (capital básico, or Net Capital Base) of at least 3% of its total assets, net of required reserves. For these purposes, the effective equity of a bank is the sum of (a) the bank’s Net Capital Base, (b) subordinated bonds issued by the bank valued at their placement price up to 50% of its Net Capital Base; provided that the value of the bonds shall decrease 20% for each year that lapses during the period commencing six years prior to their maturity and (c) loan loss allowances in an amount up to 1.25% of the bank’s risk-weighted assets. The calculation of the effective equity does not include the capital contributions made to subsidiaries of the bank. Amendments to the capital markets law, which became effective as of June 30, 2002, resulted in changes in the calculation of each bank’s regulatory capital. The amendments require the calculation of capital contributions to be made on a consolidated basis rather than on an unconsolidated basis. For purposes of weighing the risk of a bank’s assets, the General Banking Law categorizes assets based on the nature of the issuer, the availability of funds, the nature of the assets and the existence of collateral securing such assets.

The following table shows our effective equity versus the minimum effective equity required by law:

	As of December 31,
	2003(1)		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Minimum effective equity required	Ch$	306,808	Ch$	337,351	Ch$	354,893
Effective equity	Ch$	347,248	Ch$	385,408	Ch$	392,230

Excess over minimum required equity	Ch$	40,440	Ch$	48,057	Ch$	40,337

(1)	Prior to June 30, 2002, the effective equity and the minimum effective equity were calculated on an unconsolidated basis.

Reserves

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$14,021 million or U.S.$27.3 million as of December 31, 2005). However, a bank may begin operations with 50.0% of such amount, provided that it has a total capital ratio (defined as effective equity as a percentage of risk-weighted assets) of not less than 12.0%. When a bank’s paid-in capital reaches UF600,000 (Ch$10,516 million or U.S.$20.5 million as of December 31, 2004) the total capital ratio required is reduced to 10.0%.

The following table sets forth our minimum capital requirements set by the Chilean Superintendency of Banks as of the dates indicated. See note 13 to our financial statements for a description of the minimum capital requirements.

	As of December 31,
	2003(1)		2004		2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Net capital base	Ch$	306,808	Ch$	337,351	Ch$	354,893
3% of total qualifying assets		(88,743)		(99,643)		(103,725)

Excess over minimum required equity	Ch$	218,065	Ch$	237,708	Ch$	251,168

Net capital base as a percentage of the total assets (net) of provisions		10.4%		10.2%		10.3%
Effective equity	Ch$	347,248	Ch$	385,408	Ch$	395,230
8% of the risk-weighted assets		(187,951)		(212,331)		(234,684)

Excess over minimum required equity	Ch$	159,297	Ch$	173,077	Ch$	160,546

Effective equity as a percentage of the risk weighted assets		14.8%		14.5%		13.5%

(1)	Prior to June 30, 2002, effective equity and minimum effective equity were calculated on an unconsolidated basis.

Financial Investments

The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2003, 2004 and 2005. Financial investments which have a secondary market (as defined by the Chilean Superintendency of Banks) are carried at market value. All other financial investments are carried at acquisition cost, plus accrued interest and indexation readjustments, as applicable. Under Chilean GAAP, investments held for trading must be marked-to-market.

	As of December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Central Bank and government securities
Marketable debt securities(1)	Ch$	81,017	Ch$	91,930	Ch$	23,011
Investments under agreements to repurchase(2)		30,337		10,245		217
Investments purchased under agreements to resell		19,027		20,605		—

Subtotal		130,381		122,780		23,228

Corporate securities
Marketable securities(1)		246,214		277,870		272,552
Investments under agreements to repurchase(2)		33,971		68,757		61,282
Investments purchased under agreements to resell (3)		—		4,534		6,574
Other investments		2,961		3,847		5,200

Subtotal		283,146		355,008		345,608

Time deposits in Chilean institutions		75,316		70,680		52,273

Total	Ch$	488,843	Ch$	548,468	Ch$	421,109

(1)	Including market value adjustment.
(2)	Under Chilean GAAP, investment securities that are sold subject to a repurchase obligation and serve as collateral for the borrowing are reclassified as “investment collateral under agreement to repurchase” and are carried at market value.
(3)	Under Chilean GAAP, investment securities received under reverse repurchase agreements are classified in the investment category.

During the latter part of 2005, long-term interest rates prevailing in Chile began to rise. In particular, the benchmark interest rates applicable to Central Bank bonds with maturities of five and ten years experienced significant increases. The following table shows interest rates per annum applicable to certain Central Bank bonds as of the dates indicated:

	As of the end of	Peso- denominated five-year bond	Peso-denominated 10-year bond	UF-denominated five-year bond	UF-denominated 10-year bond
2005	January	4.93	5.91	2.51	3.10
	February	4.94	5.83	2.32	2.89
	March	5.26	6.00	2.21	2.78
	April	5.45	6.05	2.17	2.61
	May	5.29	5.82	2.15	2.38
	June	5.13	5.60	2.00	2.30
	July	5.35	5.77	1.95	2.38
	August	5.38	5.73	1.87	2.21
	September	5.45	5.78	1.88	2.18
	October	6.02	6.25	2.57	—
	November	6.14	6.44	3.31	—
	December	6.01	6.39	3.17	—

2006	January	5.98	6.16	2.73	2.93
	February	5.91	—	2.73	2.96
	March	6.03	6.28	2.79	3.01
	April	6.06	—	2.63	2.94
	May	6.16	—	2.92	3.15

As prevailing benchmark interest rates in Chile began to rise, as evidenced by the figures set forth in the table above, the marked-to-market value of the peso- and UF-denominated bonds held in our investment portfolio began to decline. This increase in rates and concurrent decrease in value of our investment portfolio would have resulted in significant losses when such bonds were marked-to-market in connection with the preparation of our financial statements.

Losses relating to the portion of our investment portfolio classified as “trading” are recorded as actual losses in our income statement as “Losses from trading activities.” Losses relating to the portion of our investment portfolio classified as “available for sale” are recorded in our balance sheet as “Other reserves,” which is a component of our shareholders’ equity. As of October 1, 2005, approximately 70% of our investment portfolio was classified as “available for sale,” so the marked-to-marked losses relating to the increase in interest rates were reflected on our balance sheet.

In response to the magnitude of losses that would have been generated by maintaining our investment portfolio as it was constituted prior to October 2005, we began to take certain actions aimed at diminishing the negative impact on our income statement of the rate increases discussed above. In October 2005 we began to gradually liquidate our investment portfolios (both the “available for sale” and “trading” portions) through sales transactions carried out in the Chilean financial markets. As a result of these sales transactions, as of December 31, 2005, the balance of total financial investments in our portfolio had been reduced by Ch$79,097 million as compared to the balance as of December 31, 2004.

We continued this liquidation process through the first quarter of 2006. As a result, as of March 31, 2006, we had total financial investments in our portfolio of Ch$127,912 million, representing a decrease of 66.0% as compared to Ch$376,665 million as of October 31, 2005, and a decrease of 69.0% as compared to Ch$412,964 million as of December 31, 2004.

As a result of these actions, the balance of our investment portfolio is currently significantly smaller than it has been historically. We do not currently intend to increase the size of our investment portfolio to the levels of the first semester of 2005. However, we expect to acquire additional investments, which would increase the size of the portfolio from its current level.

In 2005, we implemented certain structural changes that we believe will improve our ability to manage our exposure to market risks. For example, our A&L Committee updated certain exposure limits applicable to our investment portfolio, including limits relating to potential losses. In addition, while we previously determined our potential loss and position limits on the basis of our free effective equity, which allowed us to establish relatively high limits due to our high level of capitalization, our A&L Committee has determined that such limits should be analyzed and determined on the basis of our net income. We believe that these adjustments will enhance our ability to effectively manage market risks. A description of the currently applicable limits, as well as information relating to other tools that we employ to manage market risk, are included under “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments as of December 31, 2005:

	Within one year		Weighted Average Nominal Rate	After one year but within five years		Weighted Average Nominal Rate	After five year but within ten years		Weighted Average Nominal Rate	After ten years		Weighted Average Nominal Rate	Total
	(In millions of constant Ch$ as of December 31, 2005, except for percentages)
Central Bank and government securities
Marketable debt securities (1)	Ch$	22,463	4.5%	Ch$	497	3.5%	Ch$	51	2.3%	Ch$	—	—	Ch$	23,011
Investments under agreements to repurchase		93	2.5%		124	3.4%		—	—		—	—		217
Investments purchased under agreements to resell		—	0.0%		—	—		—	—		—	—		—

Subtotal		22,556	4.5%		621	3.5%		51	2.3%		—	—		23,228

Corporate securities
Marketable securities (1)		22,817	5.6%		112,222	5.2%		119,342	5.8%		18,171	5.5%		272,552
Investments under agreements to repurchase (2)		44,803	4.7%		12,857	4.7%		3,514	4.7%		108	5.1%		61,282
Investments purchased under agreements to resell (3)		6,574	5.4%		—	—		—	—		—	—		6,574
Other investments		5,200	3.6%		—	—		—	—		—	—		5,200

Subtotal		79,934	4.9%		125,079	5.1%		122,856	5.8%		18,279	5.5%		345,608

Time deposits in Chilean institutions		52,273	6.1%		—	—		—	—		—	—		52,273

Total	Ch$	154,223	5.2%	Ch$	125,700	5.1%	Ch$	122,907	5.8%	Ch$	18,279	5.5%	Ch$	421,109

(1)	Including market value adjustment.
(2)	Under Chilean GAAP, investment securities that that are sold subject to a repurchase obligation and serve as collateral for the borrowing are reclassified as “investment collateral under agreement to repurchase” and are carried at market value.
(3)	Under Chilean GAAP, investment securities that are purchased under agreements to resell are reclassified from “investments under agreements to repurchase” to their investment category.

Unused Sources of Liquidity

As of December 31, 2005, we had approximately Ch$1,073 million available in credit lines from financial institutions.

Working Capital

The majority of our funding is derived from deposits and other borrowings from the public. In our opinion, our working capital is sufficient for our present needs.

Liquidity Management

We seek to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information relating to the methods we employ in managing our liquidity.

Cash Flow

The tables below set forth information about our main sources and uses of cash. Our subsidiaries do not provide a significant percentage of our consolidated cash flow. No legal or economic restrictions exist on the ability of our subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations in the Chilean Corporations Law regarding loans to related parties and minimum dividend payments.

Net Cash Provided by Operating Activities

	For the year ended December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Net cash provided by operating activities	Ch$	81,489	Ch$	99,078	Ch$	97,865

Our net cash provided by operating activities decreased by Ch$1,213 million, or 1.2%, from 2004 to 2005, due primarily to a decrease in net change-interest, indexation adjustment and commissions on assets and liabilities, an increase in income taxes, an increase in the net loss from price-level restatement and to the decrease in the gain on sale of assets received in payment.

Net Cash Used in Investing Activities

	For the year ended December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Net cash used in investing activities	Ch$	(637,797)	Ch$	(395,706)	Ch$	(319,279)

Our net cash used in investing activities decreased by 19.3% from Ch$395,706 million in 2004 to Ch$319,279 million in 2005. This decrease was mainly attributable to (i) our increased use in 2005 of available cash to finance loans to our customers and (ii) the increase in the acquisition of other assets not considered to be investing activity. In addition, during the latter part of 2005 we did not acquire government bonds and other similar instruments at the same pace as in prior periods; rather, we began liquidating a significant portion of our investment portfolio, as further explained under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Liquidity—Financial Investments.”

Net Cash Provided by Financing Activities

	For the year ended December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Net cash provided by financing activities	Ch$	527,967	Ch$	339,814	Ch$	133,914

Our net cash provided by financing activities decreased by Ch$205,900 million, or 60.6%, from 2004 to 2005. This decrease was primarily the result of the smaller increase in deposits and borrowings, the decrease in other sight obligations, the decrease of liabilities from brokerage of instruments, the decrease of loans from the Central Bank and the increase in the redemption of mortgage notes. The effects of these factors were partially offset by an increase in other short term liabilities and by the issue of a bond in April 2005 for UF8,000,000.

Deposits and Other Borrowings

The following table sets forth our average daily balance of our liabilities for the years ended December 31, 2003, 2004 and 2005, in each case together with the related average nominal interest rates paid thereon.

	Year ended December 31,
	2003					2004					2005
	Average Balance		Interest paid		Average Nominal Rate	Average Balance		Interest Paid		Average Nominal Rate	Average Balance		Interest Paid		Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Interest bearing liabilities
Savings accounts	Ch$	15,879	Ch$	232	1.5%	Ch$	13,829	Ch$	387	2.8%	Ch$	12,674	Ch$	494	3.9%
Time deposits		1,240,540		33,965	2.7		1,507,112		37,005	2.5		1,766,444		69,493	3.9
Central Bank borrowings		4,702		105	2.2		5,607		98	1.8		24,673		844	3.5
Repurchase agreement		56,359		1,892	3.4		93,781		9,270	9.9		92,759		11,957	12.9
Mortgage finance bonds		249,049		17,037	6.8		321,604		25,640	8.0		281,525		23,699	8.4
Other interest bearing liabilities		284,658		10,294	3.6		277,017		9,334	3.4		367,624		22,650	6.2

Subtotal interest bearing liabilities		1,851,187		63,525	3.4%		2,218,950		81,734	3.7		2,545,699		129,137	5.1%

Non-interest bearing liabilities
Non-interest bearing deposits		229,464					234,278					242,698
Contingent liabilities		179,434					189,365					208,340
Other non-interest bearing liabilities		721,190					561,805					832,004
Shareholders’ equity		337,486					360,143					383,285

Subtotal non-interest bearing liabilities		1,467,574					1,345,591					1,666,327

Total	Ch$	3,318,761	Ch$	63,525		Ch$	3,564,541	Ch$	81,734		Ch$	4,212,026	Ch$	129,137

Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy. Our most important source of funding is our time deposits. Time deposits represented 69% of our average interest bearing liabilities in the year ended December 31, 2005. We are continuing to place special emphasis on increasing deposits from retail customers, which consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us. To the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of mortgage finance bonds in Chile’s domestic capital markets. Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Capital Expenditures

The following table reflects our capital expenditures for the years ended December 31, 2003, 2004 and 2005:

	For the Year Ended December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Land and buildings	Ch$	—	Ch$	75	Ch$	306
Machinery and equipment		256		85		91
Furniture and fixtures		1,929		1,603		1,262
Vehicle		—		—		54
Other		2,712		659		528

Total	Ch$	4,897	Ch$	2,422	Ch$	2,241

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not currently conduct any significant research and development activities.

D. TREND INFORMATION

According to the Chilean National Institute of Statistics, the Chilean economy grew more than expected in 2005, expanding by 6.3%, as compared to 6.2% for 2004. The growth in 2005 appears to be consistent with the growing levels of economic expansion that Chile has experienced since 2000.

The Chilean National Institute of Statistics reports that inflation in Chile was 1.4% for the first five months of 2006, the same as the one for the first five months of 2005. This appears to be part of a continuing trend of moderating inflation levels. Our net interest revenue is positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest revenue is negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets.

Our operating revenues depend significantly on our net interest revenue. In 2003, 2004 and 2005 net interest revenue represented 70.2%, 81.4% and 78.9% of our operating revenues, respectively. Changes in market interest rates may affect the interest rates earned on our interest-earning assets and the interest rates paid on our interest bearing liabilities which may result in a further reduction in our net interest revenue.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

We are party to transactions with off-balance-sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements and include commitments to extend credit not otherwise accounted for as contingent loans. These commitments include such items as overdraft and credit card lines of credit. Our interest rate and cross-currency swap agreements are treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate.

Such commitments are agreements to lend to a customer at a future date, subject to the customer’s compliance with contractual terms. Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these commitments is Ch$169,095 million as of December 31, 2005.

We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding commitments do not represent an unusual credit risk.

In terms of outstanding exposure to credit risk, the true measure of risk from derivative transactions is the marked-to-market value of the contracts at a point in time (i.e., the cost to replace the contract at the current market rates should the counterparty default prior to the settlement). For most derivative transactions, the notional principal amount does not change hands; it is simply an amount that is used as a reference upon which to calculate payments. As of December 31, 2005, the foreign exchange exposure as determined based on the marked-to-market value or notional amount of our foreign exchange forwards was a loss of Ch$695 million.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In addition to the scheduled maturities of our contractual obligations which is included under “—Liquidity and Capital Resources—Sources of Liquidity,” as of December 31, 2005, we also had other commercial commitments, which are scheduled to mature, as follows:

We expect most of these commitments and guarantees to expire unused.

The following table sets forth our contractual obligations and other commercial commitments by time remaining to maturity, as of December 31, 2005, including accrued interest:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 6 years		Due after 6 years		Total
	(in millions of constant Ch$ as of December 31, 2005)
Contractual obligations

Time and other obligations(1)	Ch$	1,640,527	Ch$	68,589	Ch$	962	Ch$	1,325	Ch$	1,711,403
Mortgage finance bonds		33,159		50,218		71,738		137,622		292,737
Bonds		4,225		8,081		132,456		—		144,762
Subordinated bonds		5,819		10,368		12,820		16,628		45,635
Central Bank Borrowings
Credit lines for renegotiations of loans		3		—		—		—		3
Other Central Bank borrowings		44,962		—		—		—		44,962
Borrowings from domestic financial institutions		63,428		—		—		—		63,428
Foreign borrowings		173,287		16,369		9,321		—		223,584
Investments sold under agreements to Repurchase		7,420		7,607		7,528		2,229		24,784
Other borrowings		1,838		2,721		2,233		2,313		9,105
Operating leases		—		—		—		—		—

Total contractual obligations	Ch$	182,545	Ch$	26,697	Ch$	19,082	Ch$	4,542	Ch$	257,473

Other commercial commitments
Letters of credit		26,686		797		—		—		27,483
Guarantees		131,899		31,794		1,230		7		164,930
Other commercial commitments		33,647		478		—		—		34,125

Total other commercial commitments	Ch$	192,232	Ch$	33,069	Ch$	1,230	Ch$	7	Ch$	226,538

(1)	Excludes demand accounts, savings accounts and contingent liabilities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Our management is vested in our Board of Directors which, in accordance with our bylaws, consists of 11 directors and one alternate who are elected at annual shareholders’ meetings. Members of the Board of Directors are elected for three-year terms. Our current members of the Board of Directors were elected February 20, 2004 and their term expires in February 2007. Cumulative voting is permitted for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If any member of the Board of Directors resigns before his or her term has ended, then at the next annual ordinary shareholders’ meeting all members of the Board of Directors must be re-elected. Our executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the Board of Directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the Board of Directors, by one or more directors with the prior approval of the Chairman of the Board of Directors, or by six directors.

Our current directors are as follows:

Directors	Position
Carlos Abumohor Touma	Chairman and Director
Alvaro Saieh Bendeck	First Vice Chairman and Director
Jorge Andrés Saieh Guzmán	Second Vice Chairman and Director
Jorge Selume Zaror	Director
Julio Barriga Silva	Director
René Cortázar Sanz	Director
Odde Rishmague Rishmague	Director
Hernán Somerville Senn	Director
Fernando Aguad Dagach	Director
Francisco Rosende Ramírez	Director
Carlos Massad Abud	Director
Juan Rafael Gutiérrez Ávila	Alternate Director

Carlos Abumohor Touma became a Director and Chairman of our Board of Directors on June 18, 1996. Prior to this he served as a director and as the Chairman of the board of directors for Banco Osorno. He is also an investor in financial institutions and sits on the board of directors of several major Chilean companies.

Alvaro Saieh Bendeck became a Director and First Vice Chairman of our Board of Directors on June 18, 1996. Prior to this he also served as the Chief Executive Officer and later the First Vice Chairman of Banco Osorno. He is currently the Chairman of Consorcio Periodístico de Chile S.A. and Corp Group Holding S.A. In addition, Mr. Saieh is a director of the Santiago Stock Exchange and an adviser to the Sociedad de Fomento Fabril. He is a commercial engineer and graduated from the Universidad de Chile. He obtained his Ph.D. in Economics from the University of Chicago.

Jorge Andrés Saieh Guzmán became a Director and Second Vice Chairman of our Board of Directors on August 25, 1998. He also serves as the Vice Chairman of the board of directors for Consorcio Periodístico de Chile S.A., Corp Group Interhold S.A. and for the Asociación Nacional de Prensa. In addition, Mr. Saieh is a member of the board of our affiliate, CORPBANCA Venezuela, and is the Chairman of the board of Corp Group Inmobiliaria S.A. He has also served as the Vice Chairman of the board of AFP Protección and as a member of the board of AFP Provida. He is a commercial engineer and graduated from the Universidad Gabriela Mistral. He holds a Masters in Economics and a Masters in Business Administration from the University of Chicago.

Jorge Selume Zaror became a Director on May 23, 2001. Prior to this he was a director on the board of directors of Banco Osorno, a director of the government budget office of Chile and the Chief Executive Officer of CORPBANCA between 1996 and 2001. He is also a member of the board of directors of Universidad Nacional Andrés Bello and the Chairman of the board of directors of CORPBANCA Venezuela. He is a commercial engineer and graduated from the Universidad de Chile. He holds a Masters in Economics from the University of Chicago.

Julio Barriga Silva became a Director on April 29, 1997. Previously, he was the Chairman of Banco Santiago and the Chief Executive Officer of BancoEstado. He is an agricultural engineer and an agricultural economist, he graduated from the Universidad de Chile.

René Cortázar Sanz became a Director on May 23, 2001. Prior to this, from 1990 through 1994, he was the Minister of Labor and Social Security of Chile and, from 1995 through 2000, he was the Executive Director of Televisión Nacional de Chile. Today he is the Chairman of the Centro de Investigación, Estudio y Planificación and a member of the board of directors of Icare, Gener S.A. and Entel S.A. He is a commercial engineer and graduated from the Universidad Católica de Chile. He received a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT).

Odde Rishmague Rishmague became a Director on June 18, 1996. He is an investor in financial institutions. He has been a member of the board of directors of Banco Osorno and AFP Protección.

Hernán Somerville Senn became a Director on April 29, 1997. Prior to this, from June 1983 through December 1988, he was the Coordinating Director of Foreign Debt of the Central Bank. He is currently a director of Enersis, Cristalerías de Chile and Viña Santa Rita, among others. He is also currently the Chairman of the Association of Banks and Financial Institutions. He is a lawyer and received his law degree from the Universidad de Chile.

Fernando Aguad Dagach became a Director on June 18, 1996. He is an investor in financial institutions. He has been a director of Interbank Perú, Banco Osorno and Canal de Televisión La Red.

Francisco Rosende Ramírez became an Alternate Director on April 29, 1997 and became a Director on May 23, 2001. Prior to this, from 1985 through 1990, he was the Chief of the Research Department and Research Management of the Central Bank. Since 1995 he has been the Dean of the University of Economics and Administration of the Pontificia Universidad Católica de Chile. He has also been a member of the Antitrust Resolution Committee since 1999. He is a commercial engineer and graduated from the Universidad de Chile. He holds a Masters in Economics from the University of Chicago.

Carlos Massad Abud became a Director on February 20, 2004. He graduated from the Universidad de Chile and completed his graduate training at the University of Chicago. He has served as professor at the Faculty of Economics of the Universidad de Chile, and as the Director of the Institute of Economic Research and of the Graduate School of the same university. In 1964 he was appointed Vice President of the Central Bank, and he became

President of the Central Bank in 1967. In 1970 he became an Executive Director of the International Monetary Fund. In 1974, Mr. Massad joined the United Nations’ Economic Commission on Latin America and the Caribbean (ECLAC) as an adviser, eventually serving as Deputy Executive Secretary. In early 1994, Mr. Massad was appointed Minister of Health in the first cabinet of President Eduardo Frei Ruiz-Tagle. In September 1996 he became President of the Central Bank and served in that capacity until April 2003.

Juan Rafael Gutiérrez Ávila became an Alternate Director on April 29, 1997. He is a Public Accountant (Contador Público y Auditor), or CPA, and was a director of Banco Osorno and AFP Provida from April 1998 through July 1999. Currently his work relates to real estate and financial activities.

Our current Executive Officers are as follows:

Executive Officer	Position	Age
Mario Chamorro Carrizo	Chief Executive Officer	48
Osvaldo Barrientos Valenzuela	Division Manager – Retail Banking	39
Marcelo Achondo Larenas	Division Manager – Commercial Banking	51
Christian Schiessler García	Division Manager – International and Treasury	51
Cristián Canales Palacios	Division Manager – Legal Services	41
Julio Henríquez Banto	Division Manager – Risk	40
Guido Silva Escobar	Division Manager – Operations	54
Armando Ariño Joiro	Division Manager – Information Technology	40
Claudio Chamorro Carrizo	Chief Financial Officer	39
María Olivia Brito Bahamonde	Division Manager – Human Resources and Administration	39
Fernando Valdivieso Larraín	División Manager – Comercial Credit Risk	53
Carlos Aracena Mellado	Division Manager – Distribution Channels	42
Gabriel Falcone D’Aquila	Marketing Manager	41
Silvia Quintard Flehan	Comptroller Manager – Reports to Audit Committee	39

Mario Chamorro Carrizo has served as our Chief Executive Officer since May 30, 2006. Mr. Chamorro served as Chief Financial Officer of our affiliate, CORPBANCA Venezuela, from 2003 to 2005 and since 2005 he has served as Chairman of the board of directors of CORPBANCA Venezuela. From 2001 to 2003 he served as Chief Financial Officer of CORPBANCA in Chile and from 1999 to 2003 he served as its Chief Operating Officer. From 1996 to 1999 he served as Chief Financial Officer of Corp Group and previously he held a similar position at Banco Osorno. Mr. Chamorro received an undergraduate degree in Commercial Engineering from the Universidad de Chile. He also received a Master in Business Administration from the University of California at Los Angeles. Mr. Chamorro Carrizo is the brother of Claudio Chamorro Carrizo, our Chief Financial Officer.

Osvaldo Barrientos Valenzuela has served as the Division Manager of Retail Banking since December 2004. Mr. Barrientos served as Payment Media Manager of Banco Santander Santiago from 1994 to 2004. From 1992 to 1994 he served as the Product Manager at Banco Edwards. Mr. Barrientos received an undergraduate degree in Civil Engineering from the Universidad de Chile.

Marcelo Achondo Larenas has served as the Division Manager of Commercial Banking since April 2003. From 1996 to February 2003, Mr. Achondo served as the Manager of our Large Corporations Banking Division. He held similar positions in Banco Osorno from March 1994 to May 1996. Mr. Achondo received an undergraduate degree in Commercial Engineering from the Universidad de Chile.

Christian Schiessler García has served as the Division Manager of International and Treasury since May 1996. He held similar positions in Banco Osorno from January 1995 to May 1996 and in Banco de A. Edwards from September 1986 to February 1994. Mr. Schiessler received an undergraduate degree in Commercial Engineering from the Universidad Federico Santa María. He also received a Masters in Business Administration from the Waterhead School of Management, Case Western Reserve University.

Cristián Canales Palacios has served as the Division Manager of Legal Services since April 2003. Mr. Canales served as our Legal Services Manager from 2002 to February 2003 and as Senior Attorney from 1996 to 2001. From 1989 to 1996 he served as the Attorney of Banco Osorno. Mr. Canales received a law degree from the Universidad de Chile.

Julio Henríquez Banto has served as the Risk Division Manager since 2005, previously he was our Comptroller since 2004. Mr. Henríquez served as the Division Manager of Products from September 2000 to May 2004. Mr. Henríquez served as the Manager of our Personal and Lower Income (Bancondell) Banking Division from 1996 to August 2000. From 1993 to 1996 he served as the Assistant Manager of Personal and Lower Income Banking Division of Banco Osorno. Mr. Henríquez received an undergraduate degree in Commercial Engineering from the Universidad de Santiago. He also received a Masters in Business Administration from the Universidad Adolfo Ibañez.

Guido Silva Escobar has served as the Division Manager of Operations since 2005. From 2003 to 2005 he served in a similar position at Skandia Chile and from 1992 to 2001, in Banco de A. Edwards. From 1981 to 1992 he served as the Operations Deputy Manager at Banchile Administradora de Fondos and at Banco Osorno y la Unión. Mr. Silva received an undergraduate degree in Commercial Engineering from the Universidad de Chile.

Armando Ariño Joiro has served as the Division Manager of Information Technology since November 2000. From 1995 to 2000 he served as the Information Technology Senior Consultant of Coinfin (Colombia) and from 1993 to 1995 he served as the Information Technology Manager of Finasol (Colombia). Mr. Ariño received an undergraduate degree in Information Technology Civil Engineering with a specialization in Banking from the Universidad INCCA in Colombia.

Claudio Chamorro Carrizo has served as our Chief Financial Officer since December 2005. Previously he served as our Market Risk Manager from 2002 to 2005. From 2002 to 2004 he served as the Risk Head at the New York branch of CORPBANCA Venezuela. Mr. Chamorro has also worked in the Chilean Superintendency of Banks serving as head of the Research Division. Mr. Chamorro received an undergraduate degree in Commercial Engineering from the Universidad Católica de Chile. He also received a Masters in Business Administration from the University of California at Los Angeles. Mr. Chamorro Carrizo is the brother of Mario Chamorro Carrizo, our Chief Executive Officer.

María Olivia Brito Bahamonde has served as the Division Manager of Human Resources and Administration since January 2002. Mrs. Brito served as the Planning Manager in 2001 and as the Expenses Control Manager from 1999 to 2000. She served as the Management Control Assistant Manager from 1996 to 1999. Mrs. Brito received an undergraduate degree in Commercial Engineering from the Universidad Gabriela Mistral.

Fernando Valdivieso Larraín has served as our Commercial Credit Risk Division Manager since 2005. From 2002 to 2005 Mr. Valdivieso was the Risk Manager of Vida Corp. From 1999 to 2001 he served as a risk manager in Banco de A. Edwards. From 1990 – 1999 he held similar positions in Banco de Santiago. Mr. Valdivieso received an undergraduate degree in Commercial Engineering from the Universidad de Chile.

Carlos Aracena Mellado has served as the Division Manager of Distribution Channels since December 2004. Mr. Aracena served as the General Manager of Corp Group’s collection company Instacob from April 2004 to December 2004. From 2000 to 2004, he worked as the Commercial Evaluation Manager in CORPBANCA and from 1996 to 2000 he served as the Branches Assistant Manager of our Personal and Lower Income (Bancondell) Banking Division. Mr. Aracena received an undergraduate degree in Commercial Engineering from the Universidad de Santiago.

Gabriel Falcone D’Aquila has served as our Marketing Manager since April 2006. Mr. Falcone served as the marketing director of Entel from 1998 to 2006. Previously he was a partner at Etcétera Publicidad Ltda. and Genial Promociones Ltda., both marketing companies. Mr. Falcone received an undergraduate degree in Commercial Engineering from the Universidad Gabriela Mistral.

Silvia Quintard Flehan has served as our Comptroller Manager since 2005. From 2001 to 2005 Mrs. Quintard served as the Bank and Subsidiaries Operations Manager, and from 1999 to 2001 she served as the Operations Manager for CCB, our securities brokerage subsidiary. From 1997 to 1999 she held managing positions in Corp Group’s audit department. Mrs. Quintard received an undergraduate CPA degree from the Universidad Diego Portales.

B. COMPENSATION

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our individual directors or officers. For the year ended December 31, 2005, we did not pay any fees to our directors and no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers. We engaged in transactions with companies controlled by certain of our directors under the applicable requirements of the Chilean Companies Law. In 2005, we paid our senior management an aggregate of Ch$1,448 million. Chilean law does not require us to have a compensation committee.

At the Ordinary Shareholders’ Meetings held on February 28, 2006, February 21, 2005, February 20, 2004 and February 25, 2003, we agreed not to pay remuneration to the members of our Board of Directors, although we customarily compensate the members of our Director’s Committee and Audit Committee, who earned total fees of Ch$132 and Ch$42 million in 2005.

C. BOARD PRACTICES

The Directors Committee

The Directors Committee is comprised of the following three members of the Board of Directors: Messrs. Carlos Massad Abud, René Cortázar Sanz and Francisco Rosende Ramírez. The Directors Committee’s responsibilities are, among others:

•	reviewing the reports of the internal and external auditors, the balance sheet and any other financial statements presented by the administration to the shareholders, and to pronounce about it previous to its presentation to the shareholders for approval,

•	recommending external auditors and rating agencies to the Board of Directors,

•	reviewing operations with related parties and reporting to the Board of Directors,

•	reviewing the compensation plans of executive officers and principal officers, and

•	other duties required by our by-laws, a shareholders meeting and our Board of Directors.

Members of the Director’s Committee receive a monthly remuneration.

The Audit Committee

In May 2003, the Chilean Superintendency of Banks adopted a resolution requiring that, from January 2004, all Chilean banks establish an Audit Committee composed of two or more members, two of whom must be directors appointed by the Board of Directors. Our Audit Committee is comprised of Messrs. Hernán Somerville Senn (Chairman), Carlos Massad Abud, René Cortázar Sanz and Francisco Rosende Ramírez. The main duties of the Audit Committee are to review the efficiency of internal control systems, to ensure compliance with laws and regulations and to have a clear understanding of the risks involved in the bank’s business. The Chilean Superintendency of Banks recommends that at least one of the members of the Audit Committee, who must also be a member of the Board of Directors, be experienced with respect to the accounting procedures and financial aspects of banking operations. The members of the Audit Committee appointed by the Board of Directors must be independent according to the criteria set by the Board of Directors. In furtherance of the independence of the Audit Committee, our Board of Directors has determined that Audit Committee members should not, for the last three years, have held positions as principal executive officers of the bank, have performed professional services for the bank, have commercial commitments with the bank or with any of its affiliates or related persons, or have relations with other entities related to the bank from which they have received material payments. Moreover, they may not accept any payment or other compensatory fee from the bank, other than in their capacity as members of the Audit Committee or of other committees. The Chairman of the Audit Committee receives a monthly remuneration.

According to its charter, promulgated according to the May 2003 resolution, the duties of the Audit Committee are, among others:

•	proposing external auditors to the Board of Directors or the Directors Committee,

•	proposing rating agencies to the Board of Directors or the Directors Committee,

•	analyzing and supervising the activities, organizational structure and qualifications of our internal auditing staff, whom report directly to the Audit Committee,

•	approving the audit plan for the bank and its affiliates,

•	reviewing audits and internal reports,

•	coordinating with internal and external auditors,

•	reviewing annual and interim financial statements and informing the Board of Directors of the results of such reviews,

•	reviewing the reports, procedures and extent of the work of external auditors,

•	reviewing the procedures and content of reports from external risk evaluators,

•	discussing the effectiveness and reliability of internal control procedures,

•	reviewing the performance of information systems, their sufficiency, reliability and use in decision making,

•	discussing the observance of internal regulations related to compliance with laws and regulations,

•	reviewing and deliberating on issues related to conflicts of interests,

•	investigating suspected fraudulent activities,

•	reviewing the inspection reports, instructions and presentations from the Chilean Superintendency of Banks,

•	reviewing compliance with the annual program of internal auditing, and

•	informing the Board of Directors of any change in accounting principles and its effects.

Other duties of the Audit Committee include, as needed:

•	reviewing procedures to detect money-laundering,

•	asking internal auditors to perform specific tasks,

•	making recommendations on specific tasks to external auditors, and

•	intervening in any other situation where intervention is warranted in the committee’s discretion.

According to Chilean Superintendency of Banks requirements, the Audit Committee has a charter that establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The Chilean Superintendency of Banks requires the Audit Committee to meet at least every four months and to provide an annual written report to the Board of Directors informing it of its activities. The report must also be presented to the annual shareholders’ meeting. According to its charter, the Audit Committee meets twice per month.

Other Committees

We are in the process of forming an Anti-Money Laundering Committee and an Anti-Terrorism Finance Committee. The main purposes of these committees is expected to be the monitoring of our compliance with our anti-money laundering and anti-terrorism finance policies and practices, respectively, as well as reviewing and updating our internal controls relating to these matters and reporting to our Compliance Officer. We expect that these committees will begin to hold regular meetings in 2006.

Comparative Summary of Differences In Corporate Governance Standards

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange, “foreign private issuers” are required to provide a summary of the significant ways in which their corporate governance practices differ from those corporate governance standards required of U.S. companies by the New York Stock Exchange. As a Chilean bank, our corporate governance standards are governed by our by-laws, the General Banking Law, the Chilean Corporations Law, the Ley de Mercado de Valores No. 18,045, or the Securities Market Law, and the regulations issued by the Chilean Superintendency of Banks. The following chart notes these differences:

NYSE Corporate Governance Standards	CORPBANCA’s Practices
Listed companies must have a majority of independent directors and independence test.	Under Chilean law there is no requirement that the Board of Directors have a majority of independent directors. Under Chilean law, directors elected by a group or class of shareholders have the same duties to the company and to the shareholders as do the remaining directors, and all transactions with the company in which a director has an interest, either personally (which includes the director’s spouse and certain relatives) or as a representative of a third party, require the prior approval by the Board of Directors and must be entered into on market terms and conditions. Such transactions must be reviewed by the Directors Committee and disclosed at the subsequent shareholders’ meeting.

Non-management directors must meet at regularly scheduled executive sessions without management.	Chilean Law establishes that our executive officers may not serve as directors and therefore, all of our directors are non-management. Our Board of Directors meet regularly on a monthly basis.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The committee must have a written charter addressing the committee’s purpose and responsibilities, which must include: identifying, and selecting or recommending, qualified individuals to serve as board members; developing and recommending corporate governance guidelines; and overseeing the evaluation of the board and management.	Under Chilean law we are not required to have, and do not have, a nominating/corporate governance committee. Under Chilean law, the only committees that are required are the Audit Committee, the Directors Committee, the Anti-Money Laundering Committee and the Anti-Terrorism Finance Committee.

Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a written charter addressing an annual performance evaluation of the committee and addressing the committee’s purpose and responsibilities, which must include: (i) determining and approving the CEO’s compensation level based on an evaluation of the CEO’s performance in light of relevant corporate goals and objectives; (ii) making recommendations with respect to non-CEO executive officer compensation; and (iii) producing a committee report on executive officer compensation.	Under Chilean law we are not required to have a compensating committee. Our Board of Directors establishes the compensation of our Chief Executive Officer and does a performance evaluation. The Directors Committee examines the compensation program of executive officers.

Shareholders must have the opportunity to vote on all equity-compensation plans and material revisions thereto, subject to limited exemptions.	Our compensation policies do not provide for equity compensation plans.

Listed companies must adopt and disclose corporate governance guidelines. The guidelines must address: (i) director qualification standards, (ii) director responsibilities, (iii) director access to management, (iv) director compensation, (v) director orientation and continuing education, (vi) management succession; and (vii) annual performance evaluation of the board.	Under Chilean law we are not required to adopt or disclose our corporate governance guidelines. We follow corporate governance guidelines established by Chilean laws which include, among others: (i) active participation of directors in main committees of the bank, (ii) the requirement that all employees must sign and be knowledgeable of our code of ethics, (iii) a separation of functions – the commercial segment of the bank is separated from the back office and risk segments, main credit decisions are taken in committee, (iv) monthly review by the audit committee of internal audit reports and (v) the appointment of an officer who overseas compliance with the code of ethics.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose waivers thereof for directors or executive officers.	We have a code of business and ethics conduct which drives business and ethic conduct of our Chief Executive Officer, chief financial officer and every employee of the bank. This code must be signed by every employee of the bank and is published in our intranet; it is included as an exhibit in this Annual Report.

D. EMPLOYEES

As of December 31, 2005, on a consolidated basis we had 2,170 employees, 2,034 of whom were bank employees and 136 of whom were employees of our subsidiaries. Approximately 53.0% of our employees were unionized as of that date. All management positions are held by non-unionized employees. We believe that we have good relationships with our employees and the unions to which some of our employees belong.

During each of the years ended December 31, 2002, 2003 and 2004 we had 1,759, 1,871 and 1,963 employees, respectively, on a consolidated basis.

E. SHARE OWNERSHIP

Alvaro Saieh Bendeck, our First Vice Chairman and a member of our Board of Directors, controls Corp Group Banking S.A. and Compañía Inmobiliaria y de Inversiones Saga S.A., or Saga. These holding companies beneficially own approximately 49.59% and 7.95% of our outstanding shares, respectively. Carlos Abumohor Touma is the Chairman of our Board of Directors, and his sons, indirectly beneficially own approximately 2.27% of our shares. Odde Rishmague Rishmague and his family indirectly beneficially own approximately 1.88% of our outstanding shares and Fernando Aguad Dagach and his family indirectly and directly beneficially own approximately 5.52% of our outstanding shares. In addition, Jorge Selume Zaror and his family indirectly and directly own approximately 3.43% of our outstanding shares. Other than as stated above, no director or officer owns more than 1.0% of our outstanding common stock.

Our directors and senior managers do not have different or preferential voting rights with respect to those shares they own.

We do not have any arrangements for issuing capital to our employees, including any arrangements that involve the issue or grant of options of our shares or securities.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Our only outstanding voting securities are our common stock. We had 226,909,290,577 shares of common stock outstanding as of June 15, 2006.

The following table sets forth information with respect to the record and beneficial ownership of our capital stock as of June 15, 2006 with respect to each shareholder known to us to own more than 5.0% of the outstanding common stock and all directors and executive officers as a group:

Stockholder	Number of shares	Percentage of total share capital
Corp Group Banking S.A.(1)(4)	112,530,207,591	49.59%
Compañía Inmobiliaria y de Inversiones Saga S.A.(2)(4)	18,032,162,741	7.95%
Public	96,346,920,245	42.46%
Officers and Directors, as a group(3)	112,978,135,778	49.79%

(1)	As of June 15, 2006, Corp Group Financial Chile B.V., or CGFC, indirectly owned 100% of the outstanding capital stock of Corp Group Banking S.A., or CGB. CGFC is controlled by Alvaro Saieh Bendeck who, together with his family, indirectly owns a majority of its voting stock. Accordingly, beneficial ownership of CGB’s shares are attributed to Alvaro Saieh Bendeck and his family, and Mr. Saieh Bendeck thereby also indirectly controls CORPBANCA. As set forth in footnote (2) below, Alvaro Saieh Bendeck also indirectly beneficially owns an additional 7.95% of the shares of CORPBANCA through Saga.
(2)	Saga is indirectly controlled by Alvaro Saieh Bendeck. Accordingly, beneficial ownership of Saga’s shares is attributed to Alvaro Saieh Bendeck.
(3)	Includes shares owned by (i) Alvaro Saieh Bendeck and shares owned by Saga, which is controlled by Alvaro Saieh Bendeck, (ii) shares indirectly owned by Carlos Abumohor Touma and (iii) the other directors mentioned in “Item 6. Directors, Senior Management and Employees—Share Ownership” above. Does not include all of the shares attributed to Alvaro Saieh Bendeck pursuant to his control of Corp Group Banking S.A., as described in footnote (1) above. Carlos Abumohor Touma, together with his family, indirectly beneficially owns approximately 2.27% of the shares of CORPBANCA through their indirect ownership of shares of CGFC.
(4)	Alvaro Saieh Bendeck is deemed to have beneficial ownership of these shares.

On November 21, 2003, Corp Group Banking S.A completed the offering and sale of 5,287,726 ADSs, representing an aggregate of 26,438,630,000 shares of our common stock, or 5,000 shares per ADS, in a transaction under the exemptions from the registration requirements of the Securities Act pursuant to Rule 144A and Regulation S thereunder. Concurrently with the ADSs offering, Corp Group Banking S.A. completed a public offering and sale of 26,438,637,013 shares of our common stock in Chile. As of June 15, 2006, there were approximately 125 record holders of our ADRs in the United States.

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

As of December 31, 2005, 2004 and 2003, loans to related parties totaled Ch$49,000 million, Ch$55,317 million and Ch$58,414 million, respectively. As of December 31, 2005, 2004 and 2003, balances relating to transactions with related parties, other than loans, for amounts in excess of UF1,000 totaled Ch$136 million, Ch$27 million and Ch$340 million, respectively. See note 16 to our financial statements for a more detailed accounting of transactions with related parties.

Loans to Related Parties

At December 31, 2005 and 2004, loans to related parties are as follows:

	As of December 31,
	2004				2005
	Loans		Collateral Pledged (1)		Loans		Collateral Pledged (1)
	(in millions of nominal Ch$ as of December 31, 2005)
Operating companies	Ch$	49,462	Ch$	11,210	Ch$	39,623	Ch$	9,407
Investment companies(2)		5,611		—		8,931		—
Individuals(3)		244		244		446		244

Total	Ch$	55,317	Ch$	11,454	Ch$	49,000	Ch$	9,651

(1)	Includes only those guarantees that are admitted by Article 84 of the General Banking Law for purposes of establishing the individual credit limits defined by the Law. The guarantees are valued in accordance with the Superintendency’s instructions.
(2)	Includes companies whose purpose is to hold shares in other companies.
(3)	Includes debt obligations that are equal to or greater than UF3,000, equivalent to Ch$54 million as of December 31, 2005.

Other Transactions with Related Parties

During 2003, 2004 and 2005, we had the following income (expenses) from services provided to (by) related parties for amounts in excess of UF1,000:

	Year ended December 31,
Company	2003 Income (expenses)	2004 Income (expenses)	2005 Income (expenses)
	(in millions of nominal Ch$ as of December 31, 2005)
Evaluadora de Antecedentes S.A.	(4,533)	(3,230)	—
Recaudaciones y Cobranzas S.A.	(1,448)	(1,406)	(1,312)
Corp Group Interhold S.A.(1)	(1,296)	(1,294)	(1,270)
Nexus S.A.	(875)	(965)	(1,011)
Fundación Corp Group Centro Cultural	—	(808)	(591)
Proveedora de Servicios S.A	(813)	(787)	—
Transbank S.A.	(733)	(738)	(853)
Redbanc.	(410)	(364)	(372)
Inmobiliaria e Inversiones San Francisco Ltda.	—	(148)	(146)
Asesorías Santa Josefina Ltda.	(142)	(141)	(139)
Promoservice S.A.	(316)	(130)	(329)
Sociedad Nacional de Minería	(50)	(50)	(37)
Inmobiliaria e Inversiones Boquiñeni Ltda.	(74)	(37)	(43)
Corp Legal S.A.	(48)	(3)	(10)
Servicios y Consultoría S.A.	—	(3)	—
Consorcio Periodístico de Chile S.A.	(73)	—	—
Compañía de Seguros Vida Corp S.A.	1,077	409	706

(1)	Our service agreement with our affiliate Corp Group Interhold S.A., dated July 6, 2001, expires in July 2006 and is renewable for one-year periods thereafter. Under this agreement, we are obligated to pay fees to Corp Group Interhold S.A. amounting to approximately UF6,000 per month. We expect to renew this agreement in July 2006 for an additional one-year period.

These transactions were carried out on terms normally prevailing in the market at the date of the transaction.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. Financial Statements.”

Legal Proceedings

We are not involved in any litigation or arbitration proceedings that we believe are reasonably likely to have a material adverse effect on us or our operations. We are involved in collections proceedings initiated by us in the normal course of business and certain proceedings against us in the ordinary course of banking business.

Dividend Policy

Under the Chilean Corporations Law, as defined herein, Chilean open stock companies, such as ours, are generally required to distribute at least 30% of their earnings (calculated in accordance with Chilean GAAP) as dividends, but a bank is permitted to distribute less than 30% of its earnings, and may distribute no dividends at all, in any given year if the holders of at least two thirds of the bank’s outstanding common stock so determine. The balance of our distributable net income is generally retained for use in our business (including for the maintenance of any required legal reserves). Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends. Our actual dividend policy is to distribute 50% of our net income.

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

B. SIGNIFICANT CHANGES

There have been no significant changes since December 31, 2005 that would materially affect the financial statements included in this Annual Report.

ITEM 9. OFFER AND LISTING DETAILS

A. OFFER AND LISTING DETAILS

Price History

The table below shows, for the periods indicated, high and low closing prices (in nominal pesos) of the shares of our common stock on the Santiago Stock Exchange.

	Santiago Stock Exchange		New York Stock Exchange
	Common Stock		ADSs
	High	Low	High		Low
	(Ch$ per share (1))		(U.S.$ per ADS(2))
Annual Price History
2003	3.51	2.04	—		—
2004	3.38	2.80	28.75	(4)	26.25	(4)
2005	3.22	2.80	30.40		24.80
Quarterly Price History
2004 1st Quarter	3.27	2.97	—		—
2004 2nd Quarter	3.16	2.80	—		—
2004 3rd Quarter	3.34	3.02	—		—
2004 4th Quarter	3.38	3.10	28.75	(4)	26.25	(4)
2005 1st Quarter	3.21	3.03	28.70		25.70
2005 2nd Quarter	3.10	2.90	26.85		24.80
2005 3rd Quarter	3.22	2.95	30.00		25.62
2005 4th Quarter	3.20	2.80	30.40		27.18
2006 1st Quarter	3.03	2.80	28.47		26.65
2006 2nd Quarter(3)	2.97	2.40	28.73		22.25
Monthly Price History
December 2005	3.05	2.80	29.59		27.52
January 2006	3.00	2.80	28.40		27.30
February 2006	3.03	2.80	28.47		26.79
March 2006	2.97	2.80	28.15		26.65
April 2006	2.97	2.78	28.73		27.01
May 2006	2.83	2.57	27.64		24.60
June 2006(3)	2.70	2.40	24.94		22.25

Sources: Santiago Stock Exchange Official Quotation Bulletin; NYSE.

(1)	Pesos per share reflect nominal price at trade date.
(2)	Price per ADS in U.S.$: one ADS represents 5,000 shares of common stock.
(3)	Through June 15, 2006.
(4)	From November 1, 2004 to December 31, 2004.

No trading suspensions relating to our common stock have occurred.

The table below shows, for the periods indicated, the average daily trading volume for our common stock on the Santiago Stock Exchange.

	Santiago Stock Exchange Common Stock Volume (Ch$)	New York Stock Exchange ADSs Volume (U.S.$)
Annual Average Daily Trading Volume
2003	1,070,206,571
2004	958,306,569	264,072(1)
2005	790,655,535	354,469
Quarterly Average Daily Trading Volume
2004 1st Quarter	1,615,048,861
2004 2nd Quarter	757,719,797
2004 3rd Quarter	686,577,290
2004 4th Quarter	759,399,840	264,072(1)
2005 1st Quarter	1,046,116,897	638,377
2005 2nd Quarter	815,252,686	418,786
2005 3rd Quarter	775,529,907	106,410
2005 4th Quarter	521,693,499	167,369
2006 1st Quarter	781,630,339	645,405
2006 2nd Quarter (2)
Monthly Average Daily Trading Volume
December 2005	504,486,201	77,074
January 2006	857,725,065	1,609,271
February 2006	1,090,836,606	143,327
March 2006	439,969,064	157,193
April 2006	538,775,505	512,155
May 2006	603,293,531	109,679
June 2006(2)	419,411,491	238,770

Sources: Santiago Stock Exchange Official Quotation Bulletin; NYSE.

(1)	From November 1, 2004 to December 31, 2004.
(2)	Through June 15, 2006.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Shares of our common stock are traded on the Santiago Stock Exchange under the symbol “CORPBANCA.” Our ADSs have been listed since November 1, 2004 on the New York Stock Exchange under the symbol “BCA.”

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

According to the Chilean Securities Market Law a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exists between:

•	a principal and its agents,

•	spouses and relatives up to certain level of kindred,

•	entities within the same business group, and

•	an entity and its controller or any of its members.

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

According to Article 96 of the Chilean Securities Market Law a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or securities issued by, them. According to the Chilean Securities Market Law the following entities are part of the same business group:

•	a company and its controller,

•	all the companies with a common controller and the latter,

•	all the entities that the Chilean Superintendency of Securities and Insurance declare to be part of the business group due to one or more of the following reasons:

•	a substantial part of the assets of the company is involved in the business group, whether as investments in securities, equity rights, loans or guaranties,

•	the company has a significant level of indebtedness and that the business group has a material participation as a lender or guarantor,

•	when the controller is a group of entities, that the company is a member of a controller of the entities mentioned in the first two bullets above and there are grounds to include it in the business group, and

•	when the controller is a group of entities, that the company is controlled by a member of the controlling group and there are grounds to include it in the business group.

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

Article 35 bis of the General Banking Law requires the prior authorization of the Chilean Superintendency of Banks for:

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

Shareholders’ Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year, generally in February. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our Board of Directors, elects the members of our Board of Directors and approves any other matter which does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on February 28, 2006.

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

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued shares; if a quorum is not present at the first meeting, the meeting can be reconvened (in accordance with the procedures described in the previous paragraph) and, upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. The vote required at any shareholders’ meeting to approve any of the following actions, however, is a two-thirds majority of the issued shares:

•	a change in corporate form, merger or spin-off,

•	an amendment to our term of existence or early dissolution,

•	a change in corporate domicile,

•	a decrease of corporate capital,

•	the approval of capital contributions in kind and a valuation of the assets contributed,

•	a modification of the powers exercisable through the shareholders’ meetings or limitations on the powers of our Board of Directors,

•	a reduction in the number of members of our Board of Directors,

•	the transfer of 50.0% or more of the corporate assets, regardless of whether it includes liabilities, or the formation or amendment of any business plan that contemplates the transfer of 50.0% or more of the corporate assets,

•	any non-cash distribution in respect of the shares,

•	the creation of security interests to secure third-party obligations in excess of 50.0% of the corporate assets, unless granted to a subsidiary,

•	the repurchase of shares,

•	the approval of material related-party transactions when requested by shareholders representing at least 5.0% of the issued and outstanding shares with right to vote, or

•	the decision to distribute less than 30.0% of the net profits of any given year as dividends.

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

Dividends that are declared but not paid by the date set for payment at the time of declaration are adjusted from the date set for payment to the date such dividends are actually paid. The right to receive a dividend lapses if it is not claimed within five years from the date the dividend is payable.

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

Service Contract. We have entered into a Service Contract with our affiliate Corp Group Interhold S.A., dated July 6, 2001, which covers a term of five years. It is automatically renewable at the end of the five-year term.

Software Consulting and Development Agreement. We have entered into a Software Consulting and Development Agreement, the IBS, dated as of October 4, 2001, with Datapro, Inc. It covers a five-year term for system maintenance and adjustments, which is automatically renewable at the end of the term.

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

Capital Gains

Gains realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile or that it is performed under the rules of Title XXIV of the Chilean Securities Market Law, as amended by Law No. 19,601, dated January 18, 1999. The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to any Chilean taxes.

Gains recognized on a sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter) if (1) the foreign holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the foreign holder holds an interest (10.0% or more of the shares in the case of open stock corporations). In all other cases, gain on the disposition of shares of common stock will be subject only to the first category tax levied as a sole tax. However, if it is impossible to determine the taxable capital gain, a 5.0% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due.

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

Pursuant to an amendment to the Chilean Income Tax Law published on November 7, 2001 (Law No. 19,768), the sale and disposition of shares of Chilean public corporations which are actively traded on stock exchanges is exempted from Chilean taxes on capital gains if the sale or disposition was made:

•	on a local stock exchange or any other stock exchange authorized by the Chilean Superintendency of Securities and Insurance or in a tender offer process according to Title XXV of the Chilean Securities Market Law, so long as the shares (a) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Chilean Securities Market Law, (b) are newly issued shares issued in a capital increase of the corporation, or (c) were the result of the exchange of convertible bonds (in which case the option price is considered to be the price of the shares). In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax Law, or

•	within 90 days after the shares would have ceased to be actively traded on a stock exchange. In such case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share of the last 90 days. Any gains above the average price will be subject to the first category tax.

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

United States Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relevant to an investment in the ADSs or shares of common stock by a holder that is a citizen or resident of the U.S. or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the ADSs or shares of common stock, which we refer to as a U.S. holder. However, it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase ADSs or shares of common stock. In particular, this discussion is directed only to U.S. holders that will hold ADSs or shares of common stock as capital assets and that have the U.S. dollar as their functional currency, and does not address the tax treatment of U.S. holders that are subject to special tax rules, such as banks, dealers or traders in securities or currencies, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, persons that received shares of common stock or ADSs as compensation for the performance of services, certain U.S. expatriates, tax-exempt entities, holders that own or are deemed to own 10.0% or more of the voting shares of CORPBANCA, persons holding ADSs or shares of common stock as a position in a “straddle,” “hedging,” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction for U.S. federal income tax purposes. Moreover, this description does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of ADSs or shares of common stock. Prospective purchasers who are U.S. holders are advised to consult their own tax advisers as to the overall U.S. federal, state and local tax consequences of their ownership of ADSs and the underlying shares of common stock.

The statements of U.S. tax laws, regulations and interpretations thereof set out below are based on the laws, regulations and interpretations thereof in force and available as of the date of this document and may be subject to any changes in law, regulations and interpretations thereof occurring after such date, including changes that may have retroactive effect.

We are a banking corporation licensed by the Chilean Superintendency of Banks. We believe that we are engaged in the active conduct of a banking business as defined in the Internal Revenue Code of 1986, or the Code. As

such, we believe that we are not a passive foreign investment company, or a PFIC. Special, and potentially adverse, tax rules apply to holders of stock in a PFIC. Accordingly, potential investors are urged to consult their tax advisers about the possibility of us being a PFIC, and the consequences of holding stock in a PFIC. The remainder of this section will assume we are not a PFIC.

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

Under recently enacted amendments to the Code, “qualified dividend income” received by non-corporate U.S. holders from domestic corporations or qualified foreign corporations is subject to tax at the lower capital gain rates (generally, 15%). These amendments do not apply to taxable years beginning after December 31, 2010. In general, a “qualified foreign corporation” is a foreign corporation that (i) is incorporated in a possession of the U.S. (which we are not so incorporated), or (ii) is eligible for the benefits of a tax treaty that is a “comprehensive income tax treaty.” The U.S. and Chile do not have a “comprehensive income tax treaty.” A foreign corporation will also be treated as a “qualified foreign corporation” with respect to any dividend paid by such corporation if the stock with respect to which such dividend is paid is readily tradable on an established securities market in the U.S. The term “qualified foreign corporation” does not include a corporation treated as a PFIC. No regulations have been issued regarding the newly enacted provisions as of the date of this annual report. Currently, the ADSs are readily tradable on the New York Stock Exchange. Our common stock would be treated as readily tradable on an established securities market in the U.S. upon any ADS being so treated. Therefore, for taxable years beginning on or before December 31, 2010, distributions taxable as dividends on our common stock or the ADSs generally would be eligible for taxation at the applicable capital gains rates at any time that our ADSs are treated as readily tradable on an established securities market in the U.S.

Capital Gains

Gain or loss realized by a U.S. holder on the sale, exchange or other disposition of ADSs or shares of common stock will be subject to U.S. federal income taxation as a capital gain or loss in an amount equal to the difference between such holder’s adjusted basis in the ADSs or the shares of common stock and the amount realized on the disposition. Such gain or loss generally will be a capital gain or loss. Capital gains realized by a non-corporate U.S. holder generally are subject to a reduced rate of tax with respect to property held for more than one year. The deductibility of capital losses is subject to limitations.

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

The above summary is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of shares of common stock or the ADSs. Holders of shares of common stock or the ADSs should consult their own tax advisers concerning the tax consequences of their particular situations.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

The documents concerning CORPBANCA which are referred to in this Annual Report may be inspected at our offices at Huérfanos 1072, Santiago, Chile.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Our policy with respect to asset and liability management is to maximize our net interest revenue and return on assets and equity while managing interest rate, liquidity and foreign exchange risks while remaining within the limits provided by Chilean banking regulations.

The composition of our assets, liabilities and shareholders’ equity as of December 31, 2005 by currency and term is as follows:

	As of December 31, 2005
	Ch$		UF		Foreign Currency		Total		Percentage
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Assets
Cash and due from banks	Ch$	54,127		—	Ch$	19,489	Ch$	73,616	2.1%
Other assets:
Less than 1 year		1,045,150		331,756		324,258		1,701,164	49.2
From 1 to 3 years		257,403		326,219		71,278		654,900	18.9
More than 3 years		149,469		715,590		173,808		1,038,867	30.1
Bank premises and equipment and other (2)		31,892		—		—		31,892	1.0
Allowances for losses		(44,336)		—		—		(44,336)	(1.3)

Total	Ch$	1,493,705	Ch$	1,373,565	Ch$	588,833	Ch$	3,456,103	100.0%

Percentage of total assets		43,2%		39,8%		17,0%		100,0%
Liabilities and Shareholders’ Equity
Non-interest bearing deposits(1)	Ch$	208,227		—		—	Ch$	208,227	6.0%
Other liabilities:
Less than 1 year		1,410,749		311,979		539,230		2,261,958	65.5
From 1 to 3 years		72,436		93,861		17,684		183,981	5.3
More than 3 years		161		384,618		9,632		394,411	11.4
Shareholders’ equity(2)		407,526		—		—		407,526	11.8

Total	Ch$	2,099,099	Ch$	790,458	Ch$	566,546	Ch$	3,456,103	100.0%

Percentage of total liabilities and shareholders’equity		60.7%		22.9%		16.4%		100.0%

(1)	Includes checking accounts, banker’s drafts and transactions payable.
(2)	Our shareholders’ equity, which includes undistributed net income, and bank premises and equipment are denominated in pesos, but the amounts at which they are carried on the balance sheet are adjusted to reflect the effects of inflation.

Our asset and liability management policies are developed by our Asset and Liability Committee, or our A&L Committee, following guidelines established by our Board of Directors. The A&L Committee is composed of eleven members, including a director, who shall be the chairman of our Executive Committee, the Chief Executive Officer, the Division Manager—International and Treasury, the Financial Risk Manager and our Chief Financial Officer. The role of the Financial Risk Manager and the A&L Committee is to ensure that our International and Treasury Division’s operations are consistently in compliance with our internal risk policies and limits, as well as applicable regulations. The A&L Committee typically meets once per week. Senior members of our International and Treasury Division meet regularly with the A&L Committee and outside consultants to discuss our asset and liability position. The members of our Financial Risk Management department are not employed in our banking operations or International and Treasury Division.

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

Our market risk analysis focuses on managing risk exposure relating to (i) the interest rate risk relating to fixed income portfolio (comprised of a “trading” portfolio and “an available-for-sale” portfolio), which contains mainly Chilean government bonds, corporate bonds, mortgage finance bonds issued by third parties and mortgage finance bonds issued and held by us; and (ii) our net foreign currency position, which includes all of our assets and liabilities in foreign currencies (mainly U.S. dollars), including derivatives that hedge certain foreign currency mismatches that arise between investments and the funding thereof.

Interest Rate Sensitivity

A key component of our asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest revenue due to the maturity or repricing characteristics of interest-earning assets and interest bearing liabilities. For any given period, the pricing structure is matched when an equal amount of such assets and liabilities mature or reprice in that period. Any mismatch of interest-earning assets and interest bearing liabilities is known as a gap position. A positive gap denotes asset sensitivity and means that an increase in interest rates would have a positive effect on net interest revenue while a decrease in interest rates would have a negative effect on net interest revenue. Accordingly, a negative gap denotes asset sensitivity and means that a decrease in interest rates would have a negative effect on net interest revenue while an increase in interest rates would have a positive effect on net interest revenue.

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

The following table sets forth the repricing of our interest-earning assets and interest bearing liabilities as of December 31, 2005 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

As the following table reflects, we have a cumulative negative gap in each category less than 365 days since approximately half of our deposits, our main source of funding, are short-term. Such a negative gap is commonplace in the Chilean financial industry. However, our exposure to potential changes in nominal peso interest rates is reduced by the fact that as of December 31, 2005, approximately 54.0% of our interest bearing liabilities and 28.9% of our interest-earning assets had a repricing period of 90 days or less. The majority of our assets and liabilities with a maturity of 90 days or less is denominated in pesos. UF-denominated time deposits reprice at least every 90 days. In the case of interest-earning assets and interest bearing liabilities denominated in UF, our exposure to changes in interest rates is reduced by the fact that a significant portion of the interest rate earned or paid on such assets or liabilities is indexed to reflect the daily effect of inflation, and as a result our gap position is limited to variations in the real interest rate among such assets and liabilities. Further, a significant portion of our foreign currency-denominated loans were funded by foreign currency borrowings and time deposits with comparable maturity or repricing dates. However, we also fund our foreign currency liabilities through currency forward contracts. Moreover, mortgage loans which have 8 to 20 year terms were generally financed through mortgage finance bonds issued for the same terms and in the same currency.

	As of December 31, 2005
	Up to 30 Days		31-60 days		61-90 days		91-180 days		181-365 days		1-3 years		Over 3 years		Total
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Interest-earning assets
Interbank deposits	Ch$	8,163	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	8,163
Financial investments		77,874		13,798		17,967		22,395		21,382		48,441		219,252		421,109
Loans		387,081		167,808		168,798		237,604		217,845		520,602		588,992		2,288,730
Mortgage loans		2,284		2,101		2,112		6,376		12,944		52,790		229,386		307,993
Contingent loans		34,206		16,084		24,938		40,354		76,650		33,069		1,237		226,538
Past due loans		24,998														24,998

Total interest-earning assets	Ch$	534,606	Ch$	199,791	Ch$	213,815	Ch$	306,729	Ch$	328,821	Ch$	654,902	Ch$	1,038,867	Ch$	3,277,531

Interest bearing liabilities
Deposits		724,671		391,005		119,418		171,879		245,068		68,263		2,108		1,722,412
Central Bank borrowings		3		—		—		—		—		—		—		3
Repurchase agreements		62,238		765		62		—		363		—		—		63,428
Mortgage finance bonds		10,379		1,453		2,964		6,067		12,296		50,218		209,360		292,737
Other interest bearing liabilities		54,204		13,862		3,237		67,270		121,623		41,810		181,721		483,727

Total interest bearing liabilities	Ch$	851,495	Ch$	407,085	Ch$	125,681	Ch$	245,216	Ch$	379,350	Ch$	160,291	Ch$	393,189	Ch$	2,562,307

Asset/liability gap		(316,889)		(207,294)		88,134		61,513		(50,529)		494,611		645,678		715,224
Cumulative gap		(316,889)		(524,183)		(436,049)		(374,536)		(425,065)		69,546		715,224		—
Ratio of cumulative gap to cumulative total interest earning assets		(59.3)%		(71.4)%		(46.0)%		(29.8)%		(26.8)%		3.1%		21.8%

A sudden increase of 25 basis points in the weighted average interest rate applicable to our interest bearing financial investments would cause a decrease in the market value of these financial investments of Ch$5,679 million as of December 31, 2005.

Exchange Rate Sensitivity

The regulations of the Central Bank do not permit the gap, whether positive or negative, between a bank’s assets and liabilities denominated in foreign currencies (including assets and liabilities denominated in U.S. dollars but payable in pesos, as well as those denominated in pesos and adjusted by the variation of the peso/U.S. dollar exchange rate) to exceed 20% of the bank’s paid-in capital and reserves; provided that if its assets are higher than its liabilities, it may exceed 20% in an amount equal to its provisions and reserves in foreign currency (excluding those which correspond to profits to be remitted abroad). We have generally maintained more peso-denominated liabilities than peso-denominated assets and more UF-denominated assets than UF-denominated liabilities. Our negative gap for 2003 and the positive gap for 2004 and 2005 between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$143 million for the year ended December 31, 2003, Ch$13,798 million for the year ended December 31, 2004, and Ch$24,246 million for the year ended December 31, 2005.

In recent years, our operating income has benefited from fluctuations in the exchange rate between the Chilean peso and the U.S. dollar in part due to our policy and Central Bank regulations relating to the control of material exchange rate mismatches. However, devaluation or appreciation of the peso against the U.S. dollar could be expected to have the following principal effects:

•	If we maintain a net asset position (or positive gap) in U.S. dollars and a devaluation of the peso against the dollar occurs, we would record a related gain, and if an appreciation of the peso occurs, we would record a related loss,

•	If we maintain a net liability position (or negative gap) in U.S. dollars and a devaluation of the peso against the dollar occurs, we would record a related loss, and if an appreciation of the peso occurs, we would record a related gain,

•	If the inflation rate for a period exceeded the devaluation of the peso against the U.S. dollar during the same period, we would record a related gain if it had a net asset position (or positive gap) in UFs which exceeded a net liability position (or negative gap) in U.S. dollars, and we would record a related loss if we had a net liability position (or negative gap) in U.S. dollars which exceeded a net asset position (or positive gap) in UFs. The same effect would occur if there were an appreciation of the peso against the U.S. dollar, and

•	If the inflation rate for a period were lower than the rate of devaluation of the peso against the U.S. dollar during the same period, we would record a related gain if we maintained a net asset position (or positive gap) in U.S. dollars and a net liability position (or negative gap) in UFs and would record a related loss if we had a net liability position (or negative gap) in U.S. dollars and a net asset position (or positive gap) in UFs. The same effect would occur if there were an appreciation of the peso against the U.S. dollar.

A sudden increase in the value of the Chilean peso against the U.S. dollar of 200 basis points would cause an increase in the market value of our financial investments of Ch$3,910 million as of December 31, 2005.

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

As calculated by CORPBANCA, VaR is an estimate of the expected loss in the market value of a given portfolio over a one-day horizon at a one-tailed 99.0% confidence interval. In other words, it is the expected one-day loss, expressed in Chilean pesos, that CORPBANCA would expect to suffer on a given portfolio 99.0% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the loss figure that CORPBANCA would expect to exceed only 1.0% of the time. VaR provides a single estimate of market risk that is comparable from one market risk to the other. Volatility is calculated utilizing 260 historical observations. The calculation of the volatility includes a decay factor that gives more importance to the newer values. A one-day holding period is utilized (carry one day loss). We use VaR estimates to alert senior management whenever the statistically expected losses in our fixed income portfolio and net foreign currency position exceed certain pre-set levels which we believe to be prudent.

VaR Tools Used by CORPBANCA

We calculate our VaR on a daily basis for our fixed income portfolio (which is comprised of a “trading” portfolio and an “available-for-sale” portfolio) and our net foreign currency position. These daily VaRs are monitored and limited by “VaR Stop”, as described below.

VaR Stop. VaR Stop is a ratio between (i) the daily VaR on our portfolios (fixed income and foreign currency position) and (ii) our “free effective equity”, which consists of our Tier I and + Tier II capital discounted to take into account credit risk exposure. We have established separate VaR Stops for each of our fixed income (“trading” and “available for sale”) and foreign currency portfolios. The formula set forth below shows our calculation of VaR Stop:

VaR Stop =	Fixed Income Portfolio VaR + Foreign Currency Position VaR
Free Effective Equity

VaR Stop is provided on a daily basis to our Chief Executive Officer, the members of the A&L Committee, and to our trading desk. The A&L Committee reviews the status of the VaR Stop limits on each meeting and it provides parameters in order to manage our risk and portfolio policies.

2005 VaR Figures (Fixed Income Portfolio)

The following table sets forth the value of our VaR for our trading portfolio as of December 31, 2005:

Trading portfolio	VaR as of December 30, 2005 (Ch$ millions)
Government bonds	0.83
Corporate bonds	—
Mortgage finance bonds	—
Deposits	7.04
Total	5.54

The above table includes our balance portfolio as of December 30, 2005. Our balance portfolio is a subdivision of our trading portfolio and is used to provide liquidity if necessary. It is comprised of bonds and short-term investments.

The following table sets forth the VaR figures of our available-for-sale portfolio as of December 30, 2005:

Available-for-sale portfolio	VaR as of December 30, 2005 (Ch$ millions)
Government bonds	520.51
Corporate bonds	332.04
Mortgage finance bonds	511.05
Deposits	—
Total	1,594.01

Assumptions and Limitations of VaR Model

Our VaR model assumes that changes in market risk factors have a normal distribution and that the parameters, the standard deviation of risk factor changes and the correlation between them have been estimated accurately. The model assumes that the correlation and changes in market rates/prices included in our historical databases are independent and identically distributed random variables, and provide a good estimate of correlation and rate/price changes in the future.

Our VaR methodology should be interpreted in light of the limitations of our models, which include:

•	Changes in market rates and prices may not be independent and identically distributed random variables or have a normal distribution. In particular, the normal distribution assumption may underestimate the probability of extreme market moves.

•	The historical data we use in our VaR model may not provide the best estimate of risk factor changes in the future, and any modifications in the data may be inadequate. In particular, the use of historical data may fail to capture the risk of possible extreme adverse market movements independent of the time range utilized. For example, the use of extended periods of historical data might erroneously lead to a significant decrease in volatility especially after the Asian crisis. We typically use 260 historical observations of market data depending on circumstances, but also monitor other ranges of market data in order to be more conservative. However, reliable historical risk factor data may not be readily available for certain instruments in our portfolio.

•	A one-day time horizon may not fully capture the market risk positions that cannot be liquidated or hedged within one day.

•	At present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day.

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

Scenario Simulations

We use historical simulations to analyze the impact of extreme movements in interest rates and to adopt policies and procedures in an effort to protect our capital and results against such contingencies. We apply this tool to measure interest rate risk relating to our Chilean peso, UF, and U.S. dollar-denominated trading and available-for-sale fixed rate portfolios, as well as exchange rate risk relating to our exposure in to foreign currencies, and inflation risk relating to our gap in inflation indexed assets versus liabilities. We calculate the existing gaps between assets and liabilities in both our inflation-indexed (UF) and non inflation-indexed portfolios and perform a historical simulation by calculating the potential loss that would be reflected in our financial results relating to an extreme movement of interest rates.

We simulate a series of scenarios, each based on historical events such as the significant changes in prevailing interest rates that occurred in January 1998, September 1998, November 2002, June 2003, October 2005, and November 2005. In every one of these events, the movements of the interest rates are relative and/or deterministic, in terms of exchange rate, the movements are always relative to spot exchange rate.

To determine the percentage of our capital and reserves that is at risk in each scenario, we utilize the following equation for every scenario:

Scenario Simulation Loss = Si,j Δri-j - Gapi-j - Dirj

Where

Δri-j	is the stress-movement in the i-point of the j-currency interest rate point.

Gapi,j	is the difference between assets and liabilities that are sensitive to interest rates, within the i-point of the j-currency interest rates curve.

Durj	is the implicit duration of all positions that are sensitive to j-currency interest rates.

Capital Stress Test

In addition, we perform an interest rate stress test on our capital and reserves, consisting of a parallel 200 basis point shift in the interest rate curve. The impact over our capital and reserves cannot be more than 0.2 times our effective equity (Tier I plus Tier II).

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

Volume Limits

We implement volume limits for a variety of different types of financial investments to encourage diversity in our fixed income portfolio. The A&L Committee has established a series of position limits for each of our investment categories, including Central Bank paper, bonds with Chilean government guarantees, mortgage bonds, corporate bonds, bonds issued by financial institutions, and Chilean sovereign bonds. We also utilize volume limits relating to investments in instruments issued by Chilean and foreign entities. For example, we have developed volume limits that cap the size of our fixed income and foreign currency portfolios, as described below.

Fixed Income: Volume. This system is considered to be an additional limit to the size of our trading and available-for-sale portfolios. This measure seeks to allow a reasonable diversification of our fixed income portfolios and to convert the portfolios into smaller groups of homogenous instruments. We then limit the size of these smaller groups of homogeneous instruments. The volume is controlled by the Control Department and limits are set by the A&L Committee.

Net Foreign Currency Position: Maximum Net Position. We also set an absolute limit on the size of our net foreign currency position. As of December 31, 2005, the limit in effect was U.S.$15 million in net U.S. dollar positions, and the equivalent of U.S.$7 million in our net foreign currency position in currencies other than the U.S. dollar. This limit is a useful measure in limiting our exposure to foreign exchange and interest rate risks. These limits are determined by the A&L Committee and are calculated and monitored daily by the Market Risk and Control Department.

Stop Loss. This tool defines the maximum loss permitted with respect to our net foreign currency position. Once a Stop Loss level is reached, our policy is to make adjustments in our foreign currency-denominated assets or liabilities in order to reduce overall foreign currency exposure. The Stop Loss is activated when the accumulated losses in a period surpass an amount that has been pre-set by the A&L Committee. The following is an example of how the Stop Loss is utilized.

Day	Net Foreign Currencies Position (thousands of U.S.$)	Monthly Result (difference between purchase price and current price)	Stop Loss Limit	% Utilization
January 7	10,000	-30	-150	20%
January 8	12,000	-100	-150	67%
January 9	12,000	-154	-150	103%

In the above example, on January 9 the Stop Loss would be activated because on that date the Monthly Results (-154) exceeded the established Stop Loss limit (-150) and management would have reduced our net foreign currency position.

Duration Analysis

We perform duration analysis by monitoring the changes in the present value of the assets in our portfolio associated with changes in the reference yield of 100 basis points, or 1%. Generally, we perform duration analysis on a weekly basis.

Gap Requirements

The Chilean Superintendency of Banks has implemented controls regarding the size of the gaps between our assets and our liabilities. According to this regulation, as well as our internal policies, the interest rate gap between assets and liabilities in local and foreign currency cannot exceed 25% of a bank’s effective equity (Tier I plus Tier II) in 1-30 years of maturity, and 25% of our net annual interest earnings in 0-1 year of maturity.

As of December 31, 2005, our interest rate gap, as a percentage of our free effective equity was 16.07% for the assets and liabilities of less than one year, and 17.79% for assets and liabilities with maturities from one to 30 years.

Disclosures Regarding Derivative Financial Instruments

We enter into transactions involving derivative instruments, particularly foreign exchange contracts, as part of our asset and liability management and in acting as a dealer to satisfy our clients’ needs. These transactions arise from forward exchange contracts which are of two types: (i) transactions covering two foreign currencies and (ii) transactions covering Chilean pesos against the U.S. dollar.

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

The Central Bank requires that foreign exchange forward contracts be made only in U.S. dollars and other major foreign currencies. Most of our forward contracts are made in U.S. dollars against the Chilean peso or the UF. In September 1997, the Central Bank changed its regulations with respect to foreign currency forward contracts. We may now enter into foreign currency forward contracts with companies organized and located outside of Chile, including foreign subsidiaries of Chilean companies.

Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown on a net basis under other assets and other liabilities.

Our foreign currency futures and forward operations and other derivative products outstanding as of December 31, 2005 are summarized below:

Interest rate contracts

		Notional Amounts
	Number of Contracts	Up to 3 months U.S.$	Over 3 months U.S.$
Foreign markets
Interest rate swaps	19	—	320,900

Foreign exchange contracts expressed in the UF and Chilean pesos

		Notional Amounts
	Number of Contracts	Up to 3 months U.S.$	Over 3 months U.S.$
Chilean market
Future purchase of foreign currency with UF and peso	76	54,064	68,969
Future sale of foreign currency with UF and peso	161	114,300	99,831
Foreign currency forwards	50	194,758	10,956

The notional amounts refer to the U.S. dollars bought or sold or to the U.S. dollar equivalent of foreign currency bought or sold for future settlement. The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

Additional Liquidity Management Tools

The minimum amount of liquidity is determined by the reserve requirements set by the Central Bank. These reserve requirements are currently 9.0% of demand deposits and 3.6% of time deposits. We are currently in compliance with these requirements. The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits, to implement monetary policy. In addition, we are subject to a technical requirement applicable to Chilean banks pursuant to which we must hold a certain amount of assets in cash or in highly liquid instruments, if the aggregate amount of the following liabilities exceeds 2.5 times the amount of our capital and reserves:

•	deposits in checking accounts,

•	other demand deposits or obligations payable on demand and incurred in the ordinary course of business,

•	other deposits unconditionally payable immediately or within a term of less than 30 days, and

•	time deposits payable within ten days.

Chilean regulations also require that gaps between assets and liabilities maturing within 30 days not exceed a bank’s Net Capital Base and that gaps between assets and liabilities maturing within 90 days not exceed twice a bank’s equity. As of December 31, 2005, the ratio of our gap between 30-day or less liabilities and assets to capital and reserves was 0.44. As of December 31, 2005, the ratio of our gap between 90-day or less liabilities and assets to our capital and reserves was 0.50.

In addition to the tools we use to control market risk described above, we have also set internal liquidity limits. In particular, our Financial Risk Department measures three liquidity indicators:

Projected Liquidity Requirement. In order to meet regulatory liquidity requirements, we forecast our liquidity needs for subsequent four-week periods. The analysis assumes that the relevant risk factors will remain static during the four-week period. This analysis is designed to reveal potential future gaps between assets and liabilities. Projected liquidity requirements are used to simulate the regulatory limit explained below.

For example, as of December 31, 2005 we had the following four week projection:

	First week of January	Second week of January	Third week of January	Fourth week of January
Excess (Deficit)	118.141	(14.778)	(19.312)	(43.804)

Internal Liquidity Indicator (ILI). We seek to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated. Our general policy is to maintain sufficient liquidity to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our working capital needs. As part of this policy, we have developed an internal liquidity model which we refer to as the indicador de liquidez interna (internal liquidity indicator, or ILI). The purpose of the ILI model is to evaluate our funding capacity assuming a hypothetical scenario of illiquidity. Our Financial Risk Department applies the ILI model on a daily basis. The ILI is based on a stress scenario which assumes that an unusually large proportion of liabilities will be withdrawn over the next 10 days and at the same time payment default on assets will grow at an unusually high rate. The proportion between income and expenses following such scenario must be over 1.1 for us to maintain a normal liquidity level. The following table shows our ILI applicable to our foreign currency and Chilean peso positions as of December 31, 2005:

	Foreign Currencies	Local Currency	Total
As of December 31, 2005	2.38x	2.14x	4.69x

Central Bank 30- and 90-Day Liquidity Limits. The Central Bank imposes a 30-day liquidity limit requiring that the sum of our liabilities with a maturity of less than 30 days not exceed the sum of our assets with maturity of 30 days by an amount equal to more than 100% of our capital and reserves in local currency and foreign currency. As of December 31, 2005, our of 30-day liabilities and assets gap to capital was 0.44x.

The Central Bank also requires that the sum of our liabilities with a maturity of less than 90 days cannot exceed the sum of the assets with a maturity of less than 90 days by more than 200% of a bank’s capital and reserves. This limit must be calculated in local currency and foreign currencies together as one gap. As of December 30, 2005, the ratio of our gap between 90-day or less liabilities and assets to our capital and reserves was 0.50x.

Recent Developments

In accordance with the Chilean Superintendency of Bank’s Circular N° 3345, issued on January 1, 2006, the accounting criteria used in the valuation of financial instruments held for trading or investment purposes, including derivatives, will be amended. The amendments consist of new categorizations of such financial instruments, which will imply that the new financial risks need to be analyzed in accordance with each new category. The amendments are not yet effective and it is not clear whether they will become effective as of June 30, 2006 (as set forth in the Circular) or at a later date. Any differences arising from the application of the amended categorizations as compared to the valuation of such investments during prior periods will be adjusted directly against our equity.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND U.S.E OF PROCEEDS

On November 1, 2004, we completed an offer to exchange one newly registered ADS for each of our then outstanding Rule 144A ADSs. We did not receive any proceeds from the exchange.

ITEM 15. CONTROLS AND PROCEDURES

As of December 31, 2005, we performed an evaluation of the effectiveness of our disclosure controls and procedures under the supervision and with the participation of several members of our management, including the Chief Executive Officer, the Chief Financial Officer, the Market Risk Manager, the Comptroller, the Information and Technology Manager and the Legal Counselor, among others. Our management applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature, can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

There has been no change in our internal controls over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

We have committed, and will continue to commit, considerable resources to our efforts to improve and strengthen our internal controls. In particular, we are continuing our efforts to be able to comply on a timely basis with the requirements of Section 404 of the Sarbanes-Oxley Act. All departments concerned within our organization are continuing their documentation and have begun, and in some cases completed, testing activities.

We have developed and adopted additional uniform control standards that are applicable to all of our continuing operations and that cover a variety of topics.

Our management assessment of internal controls is projected to be completed by June 30, 2007 with audit procedures commencing thereon.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We believe that each of the members of our audit committee qualifies as an “audit committee financial expert” within the meaning of this Item 16A, in that (i) each has an understanding of Chilean GAAP and financial statements, (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, (iii) significant experience auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the financial statements and experience supervising persons engaged in such activities, (iv) an understanding of internal control over financial accounting and reporting and (v) an understanding of the functions of an audit committee.

All members of our Audit Committee are considered to be independent according to applicable NYSE criteria and Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors, Deloitte, during the fiscal years ended December 31, 2004 and 2005:

	Year ended December 31,
	2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Audit fees	Ch$	125.9	Ch$	145.6
Audit-related fees		264.0		155.8
Tax fees		41.8		46.8
Other fees

Total fees	Ch$	431.7	Ch$	348.2

Audit fees in the above table are the aggregate fees billed by Deloitte in connection with the audit of our financial statements and services that are normally provided by Deloitte in connection with statutory and regulatory filings or engagements.

Audit-related fees in the above table are the aggregate fees billed by Deloitte for the audit and review of our filings under the Securities Act.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See the following items at pages F-1 to F-58.

(a)	Report of Independent Registered Public Accounting Firm

(b)	Consolidated Balance Sheets as of December 31, 2005 and 2004

(c)	Consolidated Statements of Income for each of the three years ended December 31, 2005

(d)	Consolidated Statements of Cash Flows for each of the three years ended December 31, 2005

(e)	Consolidated Statements of Changes in Shareholders’ Equity for each of the three years ended December 31, 2005, 2004 and 2003

(f)	Notes to the Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Articles of Incorporation and Bylaws (estatutos sociales) of CORPBANCA, including amendment thereto (English language translation).*

Exhibit 2.A.1	Form of Amended and Restated Deposit Agreement, dated as of September 27, 2004, among CORPBANCA, The Bank of New York, as depositary, and the registered holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including a form of American Depositary Receipt.**

Exhibit 2.A.2	Form of CORPBANCA Share Certificate (English language translation).*

Exhibit 4.A.1	Systems Operations Services Agreement, dated as of March 30, 2001, between IBM de Chile S.A.C. and CORPBANCA (English language translation).*

Exhibit 4.A.2	Service Contract, dated as of July 6, 2001, between Corp Group Interhold S.A. and CORPBANCA (English language translation).*

Exhibit 4.A.3	Software Consulting and Development Agreement, “IBS” Integrated Banking System, dated as of October 4, 2001, between Datapro, Inc. and CORPBANCA (English language translation).*

Exhibit 4.A.4	Agreement to Participate in the Automated Teller Machine Network Operated by Redbanc S.A., dated as of April 1, 2001, among Redbanc S.A. and CORPBANCA (English language translation).*

Exhibit 8.1	List of subsidiaries of CORPBANCA.***

Exhibit 11.1	English language translation of CORPBANCA’s Code of Ethics.***

Exhibit 12.1	Certification of the chief executive officer of CORPBANCA required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 12.2	Certification of the chief financial officer of CORPBANCA required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 13.1	Certification of the chief executive officer of CORPBANCA, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2	Certification of the chief financial officer of CORPBANCA, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our Form 20-F (File No. 001-32305) filed on September 24, 2004.
**	Incorporated by reference to our registration statement on Form F-6 (File No. 333-119251) filed on September 24, 2004.
***	Incorporated by reference to our Form 20-F/A (File No. 001-32305) filed on July 5, 2005.

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

www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

    CORPBANCA

We have audited the accompanying consolidated balance sheets of CORPBANCA and its subsidiaries (the “Bank”) as of December 31, 2004 and 2005, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2005, all expressed in constant Chilean Pesos. These financial statements (including the related Notes) are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank at December 31, 2004 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile and the rules of the Superintendencia de Bancos e Instituciones Financieras.

Certain reclassifications have been made to the financial statements previously filed with the Superintendencia de Bancos e Instituciones Financieras solely for the convenience of readers outside Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 26 and 27 to the consolidated financial statements.

Our audits also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1s. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Santiago, Chile

June 28, 2006

Una firma miembro de

Deloitte Touche Tohmatsu

CORPBANCA

CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed in millions of constant

Chilean pesos (MCh$) as of December 31, 2005 and thousands of US dollars (ThUS$)

	At December 31,
	2004	2005	2005
	MCh$	MCh$	ThUS$
			(Note 1s)
ASSETS
Cash and due from banks (Note 4)
Non-interest bearing	148,299	65,453	127,288
Interbank deposits-interest bearing	16,013	8,163	15,875

Total cash and due from banks	164,312	73,616	143,163

Investments (Note 5)
Government securities	91,930	23,011	44,750
Investments under agreements to resell	25,139	6,574	12,785
Other financial investments	352,381	329,936	641,637
Investment under agreements to repurchase	79,002	61,499	119,599
Other non-financial investments	16	89	173

Total investments	548,468	421,109	818,944

Loans net (Note 6)
Commercial loans	1,163,831	1,302,916	2,533,821
Consumer loans	297,142	352,616	685,743
Mortgage loans	303,911	307,993	598,964
Foreign trade loans	185,094	210,618	409,595
Interbank loans	20,723	30,011	58,363
Lease contracts (Note 7)	185,453	209,925	408,248
Factored receivables	62,282	59,999	116,682
Other outstanding loans	88,983	122,645	238,512
Past due loans	20,350	24,998	48,614
Contingent loans	203,851	226,538	440,555
Allowance for loan losses (Note 8)	(43,109)	(44,336)	(86,222)

Total loans, net	2,488,511	2,803,923	5,452,875

Other assets
Bank premises and equipment, net (Note 9)	32,857	31,892	62,021
Assets received in lieu of payment	4,463	2,650	5,154
Assets to be leased	3,430	2,904	5,647
Investments in other companies (Note 10)	1,724	1,725	3,355
Other (Note 11)	73,076	118,284	230,031

Total other assets	115,550	157,455	306,208

TOTAL ASSETS	3,316,841	3,456,103	6,721,190

The accompanying Notes are an integral part of these consolidated financial statements.

CORPBANCA

CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed in millions of constant

Chilean pesos (MCh$) as of December 31, 2005 and thousands of US dollars (ThUS$)

	At December 31,
	2004	2005	2005
	MCh$	MCh$	ThUS$
			(Note 1s)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Non-interest bearing
Current accounts	135,467	149,247	290,245
Banker’s drafts and other deposits	136,137	58,980	114,700

Total non-interest bearing	271,604	208,227	404,945

Interest bearing
Savings accounts and time deposits (Note 12)	1,668,229	1,722,412	3,349,628

Total deposits	1,939,833	1,930,639	3,754,573

Other interest bearing liabilities (Note 12)
Chilean Central Bank borrowings
Credit lines for renegotiations of loans	4	3	6
Other Central Bank borrowings	27,044	—	—

Total Chilean Central Bank borrowings	27,048	3	6

Investments under agreements to repurchase	83,687	63,428	123,350
Mortgage finance bonds	331,664	292,737	569,295
Other borrowing
Bonds	—	144,762	281,523
Subordinated bonds	47,956	45,635	88,748
Borrowings from domestic financial institutions	18,785	44,962	87,439
Foreign borrowings	229,808	223,584	434,811
Other obligations	13,516	24,784	48,198

Total other borrowings	310,065	483,727	940,719

Total other interest bearing liabilities	752,464	839,895	1,633,370

Other liabilities
Contingent liabilities (Note 11)	204,007	227,382	442,197
Other (Note 11)	30,591	50,661	98,522

Total other liabilities	234,598	278,043	540,719

Contingencies and commitments (Note 22)	—	—	—
Minority interest	—	—	—

Total liabilities	2,926,895	3,048,577	5,928,662

Shareholders’ equity (Note 15)
Capital and reserves	334,003	360,123	700,342
Other reserves	3,348	(5,230)	(10,171)
Net income for the year	52,595	52,633	102,357

Total shareholders’ equity	389,946	407,526	792,528

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,316,841	3,456,103	6,721,190

The accompanying Notes are an integral part of these consolidated financial statements.

CORPBANCA

CONSOLIDATED STATEMENTS OF INCOME

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2005 and thousands of US dollars (ThUS$)

	Year ended December 31,
	2003	2004	2005	2005
	MCh$	MCh$	MCh$	ThUS$
				(Note 1s)
Interest revenue and expense
Interest revenue	165,053	197,690	245,905	478,219
Interest expense	(63,525)	(81,734)	(129,137)	(251,137)

Net interest revenue	101,528	115,956	116,768	227,082

Provision for loan losses (Note 8)	(27,125)	(18,771)	(13,831)	(26,898)

Fees and income from services (Note 17)
Fees and other services income	26,736	22,841	26,995	52,498
Fees and other services expenses	(3,387)	(3,308)	(3,821)	(7,431)

Total fees income and expenses from services, net	23,349	19,533	23,174	45,067

Other operating income
Gains from trading activities	22,767	22,027	21,493	41,798
Losses from trading activities	(10,839)	(11,491)	(9,585)	(18,640)
Foreign exchange transactions, net	10,116	1,308	1,596	3,104
Other operating income	3,068	3,576	5,260	10,229
Other operating expenses	(5,272)	(8,508)	(10,693)	(20,795)

Total other operating income, net	19,840	6,912	8,071	15,696

Other income and expenses
Non-operating income (Note 18)	2,460	2,852	2,732	5,313
Non-operating expenses (Note 18)	(4,418)	(4,913)	(4,023)	(7,824)
Income attributable to investments in other companies (Note 10)	223	233	217	422

Total other income and (expenses), net	(1,735)	(1,828)	(1,074)	(2,089)

Operating expenses
Personnel salaries and expenses	(32,533)	(34,367)	(37,235)	(72,412)
Administrative and other expenses	(19,964)	(16,455)	(16,800)	(32,671)
Depreciation and amortization	(5,548)	(4,954)	(5,153)	(10,021)

Total operating expenses	(58,045)	(55,776)	(59,188)	(115,104)

Net loss from price-level restatement (Note 24)	(2,376)	(6,685)	(10,557)	(20,530)

Income before income taxes	55,436	59,341	63,363	123,224
Income taxes (Note 21)	(2,204)	(6,746)	(10,730)	(20,867)
Minority interest	—	—	—	—

Net income for the year	53,232	52,595	52,633	102,357

The accompanying Notes are an integral part of these consolidated financial statements.

CORPBANCA

Consolidated Statements Of Cash Flows

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2005 and thousands of US dollars (ThUS$)

	Year ended December 31,
	2003	2004	2005	2005
	MCh$	MCh$	MCh$	ThUS$
				(Note 1s)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	53,232	52,595	52,633	102,357
Charge (credit) to income not representing cash flow:
Depreciation and amortization	5,548	4,954	5,153	10,021
Provisions and charge-offs of assets at risk	33,789	26,578	22,602	43,955
Market value financial investments of trading portfolio	739	465	(157)	(305)
Income taxes	2,204	6,746	10,730	20,867
Amortization of goodwill on investments in companies	1,249	1,226	1,705	3,316
Charge-off of other assets	1,911	1,988	193	375
Gain from investments in companies	(223)	(233)	(217)	(422)
Gain on sale of assets received in payment	(2,149)	(456)	(2,069)	(4,024)
Loss (gain) on sale of fixed assets	75	21	(23)	(45)
Net loss from price-level restatement	2,376	6,685	10,557	20,531
Other charges (credits) that do not require (generate) cash	(12,853)	(2,710)	2,847	5,537
Net change-interest, indexation adjustment and commissions accrued on assets and liabilities	(4,409)	1,219	(6,089)	(11,841)

Net cash provided by operating activities	81,489	99,078	97,865	190,322

CASH FLOW FROM INVESTING ACTIVITIES:
(Increase) in loans (net)	(407,446)	(374,476)	(395,685)	(769,501)
(Increase) decrease in other credit operations (net)	17,058	(23,443)	7,816	15,200
(Increase) decrease in investments (net)	(198,461)	(38,153)	106,257	206,641
Purchase of fixed assets	(4,897)	(2,422)	(2,241)	(4,358)
Proceeds from sale of fixed assets	364	179	155	301
Investments in companies	—	(227)	8	16
Dividends received from investment in companies	186	174	188	366
Sale of fixed assets received in lieu of payment or in foreclosure	7,135	4,674	4,688	9,117
Increase in (other assets) and liabilities (net)	(51,736)	37,988	(40,465)	(78,694)

Net cash used in investing activities	(637,797)	(395,706)	(319,279)	(620,912)

CASH FLOW FROM FINANCING ACTIVITIES:
Increase in current accounts (net)	1,902	10,809	18,819	36,598
Increase in deposits and borrowings (net)	325,953	214,863	99,468	193,438
Increase (decrease) in other sight or term obligations (net)	(5,809)	34,848	(75,419)	(146,670)
Increase (decrease) of other liabilities from brokerage of instruments	12,900	19,998	(17,663)	(34,350)
Increase (decrease) loans from Central Bank (short-term)	—	27,381	(26,573)	(51,677)
Increase (decrease) of short-term foreign loans (net)	38,922	(9,303)	(31,466)	(61,193)
Issue of mortgage notes	434,181	180,244	142,526	277,175
Redemption of mortgage notes	(338,458)	(140,147)	(171,904)	(334,307)
Increase (decrease) in other short-term liabilities	57,461	(55,328)	28,192	54,826
Repayment of Central Bank borrowings ( long-term)	(523)	(33)	(2)	(4)
Issuance of bonds	—	—	140,891	273,995
Redemption of subordinated bonds	(16,054)	(2,354)	(2,423)	(4,712)
Loans obtained abroad (long-term)	87,328	188,208	189,866	369,238
Repayment of foreign borrowings (long-term)	(50,497)	(107,170)	(145,524)	(283,005)
Other borrowings (long-term)	5,930	9,066	14,775	28,733
Repayment of other borrowings (long-term)	(6,145)	(4,525)	(3,352)	(6,519)
Dividends paid	(19,124)	(26,743)	(26,297)	(51,141)

Net cash provided by financing activities	527,967	339,814	133,914	260,425

NET CASH FLOW	(28,341)	43,186	(87,500)	(170,165)
INFLATION EFFECT ON CASH AND CASH EQUIVALENTS	(56)	(1,297)	(3,196)	(6,215)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(28,397)	41,889	(90,696)	(176,380)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	150,820	122,423	164,312	319,543

CASH AND CASH EQUIVALENTS AT END OF YEAR	122,423	164,312	73,616	143,163

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	93,655	107,889	104,075	202,398
Taxes	641	753	645	1,254
Non cash movements (assets received in lieu of payments)	4,351	3,455	3,292	6,402

The accompanying Notes are an integral part of these consolidated financial statements.

CORPBANCA

Consolidated Statements of Changes in Shareholders’ Equity

Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2005

(except for number of shares)

	Number of shares	Paid-in capital	Reserves	Other reserves	Net income for the year	Total
	Millions	MCh$	MCh$	MCh$	MCh$	MCh$
Balances, January 1, 2003 (historical)	226,909.3	267,328	1,675	(736)	35,553	303,820
Net income from prior year	—	—	35,553	—	(35,553)	—
Dividends paid	—	—	(17,777)	—	—	(17,777)
Price – level restatement	—	2,674	141	—	—	2,815
Fluctuation in value of financial investments	—	—	—	38	—	38
Net income for the year	—	—	—	—	50,124	50,124

Balances, for December 31, 2003	226,909.3	270,002	19,592	(698)	50,124	339,020

Balance at December 31, 2003 restated in constant Chilean pesos of December 31, 2005		286,742	20,807	(741)	53,232	360,040

Balance at December 31, 2003 in ThUS$ (Note 1 s)		557,636	40,464	(1,441)	103,522	700,181

Balances, January 1, 2004 (historical)	226,909.3	270,002	19,592	(698)	50,124	339,020
Net income from prior year	—	—	50,124	—	(50,124)	—
Dividends paid	—	—	(25,062)	—	—	(25,062)
Price – level restatement	—	6,750	991	—	—	7,741
Fluctuation in value of financial investments	—	—	—	3,930	—	3,930
Net income for the year	—	—	—	—	50,767	50,767

Balances, for December 31, 2004	226,909.3	276,752	45,645	3,232	50,767	376,396

Balance at December 31, 2004 restated in Constant Chilean pesos of December 31, 2005		286,715	47,288	3,348	52,595	389,946

Balance at December 31, 2004 in ThUS$ (Note 1 s)		557,584	91,962	6,511	102,283	758,340

Balances, January 1, 2005 (historical)	226,909.3	276,752	45,645	3,232	50,767	376,396
Net income from prior year	—	—	50,767	—	(50,767)	—
Dividends paid	—	—	(25,384)	—	—	(25,384)
Price – level restatement	—	9,963	2,380	—	—	12,343
Fluctuation in value of financial investments	—	—	—	(8,462)	—	(8,462)
Net income for the year	—	—	—	—	52,633	52,633

Balances, for December 31, 2005	226,909.3	286,715	73,408	(5,230)	52,633	407,526

Balance at December 31, 2005 in ThUS$ (Note 1 s)		557,583	142,759	(10,171)	102,357	792,528

The accompanying Notes are an integral part of these consolidated financial statements.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2005 (except as indicated)

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

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile and regulations of the Chilean Superintendency of Banks, collectively referred to as “Chilean GAAP.”. The consolidated financial statements have been translated into English, certain reclassifications have been made and certain subtotals and clarifying account descriptions have been added in order to present them in accordance with requirements of Securities Act and Securities Exchange Act.

The consolidated financial statements include CORPBANCA and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in the consolidation. The majority interests of CORPBANCA as of December 31, 2004 and 2005 were as follows:

	Ownership
	2004	2005
	%	%
Corpbanca Corredores de Bolsa S.A.	100.00	100.00
Corpbanca Administradora General de Fondos S.A.	100.00	100.00
Corpbanca Asesorías Financieras S.A.	100.00	100.00
Corpbanca Corredores de Seguros S.A.	100.00	100.00

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

We have established allowances to cover probable loan losses in accordance with regulations issued by the Chilean Superintendency of Banks. These regulations require us to estimate allowances based on an individual and group classification system as explained in Note 1m. As further explained in Note 1m, the Chilean Superintendency of Banks rules for the year ended December 31, 2003 required us to estimate the allowance for loan losses based on individual and global specifications.

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

In certain cases Chilean GAAP requires that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or in the case of a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available quoted market prices in active markets have been used as the basis for the measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available.

c. Price-level restatement

The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are restated in terms of the general purchasing power of the Chilean peso (“constant pesos”) using changes in the Chilean consumer price index (“CPI”) as follows:

•	Non-monetary assets, non-monetary liabilities and shareholders’ equity accounts are restated in terms of year-end purchasing power.

•	Consistent with general banking practices in Chile, no specific purchasing power adjustments of income statement amounts are made.

•	Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.

•	The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.

•	All the amounts contained in the accompanying consolidated financial statements have been restated in constant Chilean pesos as of December 31, 2005. This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

Year	Index *	Change in index
		%
2003	114.44	1.0
2004	117.28	2.5
2005	121.53	3.6

*	Index as of November 30 of each year, under the prior month rule described above.

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

For comparison purposes, the financial statements and their respective notes are adjusted by the percentage changes in the CPI to December 31, 2005 as follows:

Year	Adjustment Factor
2003	6.2	(1)
2004	3.6

(1)	Equivalent to the amounts for 2003, multiplied by the change in the CPI for 2004 and then by the change in the CPI for 2005.

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

Year	Ch$
2003	16,920.00
2004	17,317.05
2005	17,974.81

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

f. Foreign currency and derivative activities

The Bank enters into derivative instrument contracts on its own behalf and on behalf of its customers, mainly corporate clients in the importation business. These transactions generally consist of forward foreign exchange contracts which are of two types: (i) transactions covering non-Chilean currencies, made in other currencies, and (ii) transactions covering Chilean pesos against the U.S. dollar.

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

The Bank’s interest rate and cross-currency swap agreements are treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate.

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

g. Financial investments

Investments in financial instruments with a secondary market held by the Bank are presented at market value in accordance with specific instructions of the Chilean Superintendency of Banks. Such instructions call for the recognition of the adjustments to market value against income for the year, unless permanent investments are involved, in which case, under certain limitations, the aforementioned adjustments can be made directly against equity in “Fluctuations in value of financial investments”. Investment securities maintained by the Bank’s subsidiaries are carried at the lower of price-level restated cost or market value.

The adjustment resulted in a net charge to income for the year 2005 of MCh$588 (MCh$465 in 2004 and MCh$739 in 2003) which is included in operating income in “Gains or losses from trading activities”. For permanent investments, the adjustment resulted in a net charge of MCh$8,462 against equity (net credit in 2004 of MCh$3,930 - historical amount).

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

l. Goodwill from investments in related companies

Goodwill arising from investments in related companies and the premium paid for the acquisition of the Consumer Credit Division of Corfinsa is amortized over a period of ten years.

m. Allowance for loan losses

Effective beginning January 1, 2004, the Chilean Superintendency of Banks instituted a new classification system for commercial borrowers (using individual or group evaluation techniques). New regulations of banks changed the manner in which banks were required to calculate global allowances. These new regulations provide that the amount of global allowances be recorded according to a fixed loan categorization schedule. While the level of detail in the statutory loan category schedules limits management’s discretion regarding the category to which a given loan could correspond, our management is required to make estimates and judgments about inherently subjective matters in determining the classification of individual loans and such classification affects the determination of the allowance for loan losses.

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

We began provisioning in accordance with current regulations as of January 1, 2004 (see Note 8 and 27 1.j). The current classification system has not resulted in any significant change in our allowances for loan losses.

For purposes of the financial information presented in this report, as of and for the year ended December 31, 2003, the Bank applied regulations of the Chilean Superintendency of Banks applicable at the time. These regulations required the Bank to estimate the allowance for loan losses based on a global and individual allowance methodology prescribing application of risk indices to calculate the global allowance and requiring 100% provisioning of uncollateralized loans over 90 days overdue.

Until December 31, 2003, the allowance for losses was determined as follows:

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

Once the customers’ outstanding loans have been classified, certain required percentage allowances applicable to the relevant categories are applied. The resulting weighted average allowance rate is the risk index utilized in the calculation of the global loan loss allowance.

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

Charge-offs and recoveries

In accordance with the regulations of the Chilean Superintendency of Banks the Bank charges off loans or portions thereof when collection efforts have been exhausted. Under the rules and regulations established by the Chilean Superintendency of Banks, charge-offs must be made within the following maximum prescribed limits:

•	24 months after a loan is past due (3 months for consumer loans) for loans without collateral;

•	36 months after a loan is past due for loans with collateral.

The Bank will also charge-off commercial loans prior to the meeting of this criteria when the Bank no longer considers such loans or portions thereof to be collectible.

n. Fees and expenses related to loans and services

As from January 1, 2000, fees and expenses related to loans, as well as fees for services rendered, are deferred and recognized to income over the term of the loans to which they relate, and to the period that the services are performed. In accordance with the regulations of the Chilean Superintendency of Banks, the Bank does not defer these fees and expenses because the amount is not material.

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

o. Deferred taxes

The effects of deferred taxes arising from temporary differences between the tax and the book basis are recorded on the accrual basis in conformity with Technical Bulletin Nº 60 of the Colegio de Contadores de Chile A.G., and its complements and with instructions of the Chilean Superintendency of Banks. In accordance with Technical Bulletin Nº 71 of the Colegio de Contadores de Chile A.G., starting 2001 deferred taxes are accounted for by applying the income tax rate for the year in which the corresponding temporary difference that produced the aforementioned taxes will reverse.

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

p. Assets received in lieu of payment

Assets received in lieu of payment are carried at the lower of price-level restated cost and the market value of such assets, considered as a whole. Assets that have not been sold within one year are written-off on a straight-line basis over 18 months, as instructed by the Chilean Superintendency of Banks.

q. Vacation expense

The annual cost of employee vacations and benefits is recorded on the accrual basis.

r. Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. For the years ended December 31, 2003, 2004 and 2005 the consolidated statements of cash flows have been prepared in accordance with Technical Bulletin N° 65 of the Chilean Association of Accountants.

s. Convenience translation to U.S. dollars

The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2005 observed exchange rate of Ch$514.21 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

NOTE 2 - ACCOUNTING CHANGE

As established in Circular No. 3,189 and 3,246 of the Chilean Superintendency of Banks, starting January 1, 2004, the Bank modified the basis for calculation of the allowance for loan losses as described in Note 1 m.

Although these Circulars substantially changed the methodology under which the provisions must be established, the application of the new methodology did not have any significant effects on the Bank’s income nor, on the date of transition did it cause significant adjustments to the allowance for loan losses as recorded under the previously enacted Chilean Superintendency of Bank’s rules.

NOTE 3 - SIGNIFICANT EVENTS

Corpbanca Administradora General de Fondos S.A.

On July 8, 2005, Mr. Patricio Rojas Ossa resigned voluntarily from his position of Director in Corpbanca Administradora General de Fondos S.A.

On July 19, 2005, at Board Meeting No.183, Mr. Fernando Serrano Gutiérrez was elected as Director in Corpbanca Administradora General de Fondos S.A., replacing Mr. Patricio Rojas Ossa who resigned from that position on July 8, 2005.

On November 29, 2005, at Board Meeting No. 188, it was reported that on November 28, 2005, Mrs. Silvia Quintard Flehan resigned voluntarily as a Director of Corpbanca Administradora General de Fondos S.A.

On December 13, 2005, at Board Meeting No. 189, it was reported that on November 29, 2005, Mr. Camilo Morales Riquelme resigned voluntarily as a Director of Corpbanca Administradora General de Fondos S.A.

Corpbanca Corredores de Seguros S.A.

At Board Meeting No. 89, held on December 12, 2005, Mr. Camilo Morales Riquelme resigned as a Director of the company, and Mr. Carlos Aracena Mellado was appointed as his replacement at the same Board Meeting.

NOTE 4 - CASH AND DUE FROM BANKS

In accordance with the rules of the Chilean Superintendency of Banks, the Bank must maintain certain balances in its account with the Central Bank as compulsory reserves. The required balances are based upon specified financial criteria, including the level of the Bank’s assets, the amount of its foreign borrowings and its average liabilities. Compulsory reserves amounts totaled MCh$164,312 and MCh$73,616 as of December 31, 2004 and 2005, respectively.

NOTE 5 - FINANCIAL INVESTMENTS

A summary of financial investments is as follows:

	As of December 31,
	2004	2005
	MCh$	MCh$
Central Bank and Government Securities
Marketable debt securities (1)	91,930	23,011
Investment under agreements to repurchase (2)	10,245	217
Investments under agreements to resell	20,605	—

Subtotal	122,780	23,228

Corporate securities
Marketable securities (1)	277,870	272,552
Investment under agreements to repurchase (2)	68,757	61,282
Investments under agreements to resell	4,534	6,574
Other investments	3,847	5,200

Subtotal	355,008	345,608

Time deposits in Chilean institutions	70,680	52,273

Total	548,468	421,109

(1)	Including market value adjustment.
(2)	Under Chilean GAAP, investment securities that are sold subject to repurchase agreements are reclassified from their investment category to “investments under agreements to repurchase.”

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or permanent. The related amounts are as follows:

	As of December 31,
	2004	2005
	MCh$	MCh$
Permanent	274,307	264,746
Trading	274,161	156,363

Total	548,468	421,109

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

Mortgage loans are inflation indexed, fixed rate, long-term loans with monthly payments of principal and interest collateralized by a real property mortgage. Certain of these loans are specifically funded through the issuance of mortgage finance bonds, which are bonds generally issued to third party investors in order for the Bank to finance its loans to property owners. At the time of issuance, the amount of a mortgage loan cannot exceed 75% of the value of the property.

Foreign trade loans are fixed rate, short-term loans granted in foreign currencies (principally U.S. dollars) to finance imports and exports.

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Lease contracts are agreements for financing leases of capital equipment and other property.

Factored receivables loans are agreements for short term financing operations and are valued at the amount disbursed to the borrower. The price difference between the amounts disbursed and the actual value of the receivables is earned and recorded as interest income over the financing period. The borrowers are responsible for the payments of the loans if the receivables are not collected.

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

	As of December 31,
	2004	2005
	MCh$	MCh$
Financial services	15.5%	17.7%
Consumer credit	12.8	13.5
Community, social and personal services	12.7	12.1
Residential mortgage loans	7.9	9.0
Commerce	10.2	8.8
Lease contracts	8.0	8.0
Construction	8.4	7.1
Manufacturing	7.0	6.5
Agriculture, livestock, agribusiness, fishing	5.6	6.3
Transport, storage and communications	3.8	4.4
Mining and petroleum	2.3	2.6
Factoring	2.7	2.3
Electricity, gas and water	3.1	1.7

Total	100.0%	100.0%

A substantial amount of the Bank’s loans are to borrowers doing business in Chile.

NOTE 7 - LEASE CONTRACTS

The amounts shown as leasing contracts are amounts receivable under lease agreements and have the following maturities as of December 31, 2004 and 2005. Unearned interest presented in the table corresponds to the interest to be earned in each period.

	As of December 31, 2004			As of December 31, 2005
	Total Receivable	Unearned income	Net lease receivable	Total receivable	Unearned income	Net lease receivable
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Due within one year	63,060	(17,267)	45,793	69,689	(19,961)	49,728
Due after 1 year but within 2 years	46,609	(12,656)	33,953	58,732	(16,417)	42,315
Due after 2 years but within 3 years	33,563	(8,883)	24,680	45,477	(12,105)	33,372
Due after 3 years but within 4 years	24,327	(6,249)	18,078	30,856	(8,203)	22,653
Due after 4 years but within 5 years	16,213	(4,249)	11,964	21,310	(5,758)	15,552
Due after 5 years	63,993	(13,008)	50,985	57,166	(10,861)	46,305

	247,765	(62,312)	185,453	283,230	(73,305)	209,925

Leased assets consist principally of real estate, industrial machinery, vehicles and computer equipment.

NOTE 8 - ALLOWANCE FOR LOAN LOSSES

The changes in the allowance for loan losses are as follows:

	Year ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$
Balance as of January 1,	40,652	46,944	43,109
Price-level restatement (1)	(378)	(1,149)	(1,499)
Charge-offs	(20,772)	(22,712)	(16,249)
Allowances established	32,600	28,300	22,068
Allowances released	(5,158)	(8,274)	(3,093)

Balance as of December 31,	46,944	43,109	44,336

(1)	Reflects the effect of inflation on the allowance for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2005.

The allowance for loan losses includes MCh$1,927 and MCh$2,275 related to lease operations as of December 31, 2004 and 2005, respectively.

The allowance for loan losses and assets received in lieu of payment included in the results of operations for the periods indicated is as follows:

	Year ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$
Allowance established	32,600	28,300	22,068
Allowance established for assets received in lieu of payment	5,386	3,691	2,723
Direct charge-offs	961	2,861	903
Allowance released	(5,158)	(8,274)	(3,093)
Recovery of loans previously charge off	(6,664)	(7,807)	(8,770)

Net charge to income	27,125	18,771	13,831

Recovery of loans previously charged-off includes the following items:

	Year ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$
Loans previously charged-off	6,664	7,807	8,771

Total	6,664	7,807	8,771

NOTE 9 - BANK PREMISES AND EQUIPMENT, NET

The major categories of Bank premises and equipment, net of accumulated depreciation, are as follows:

	As of December 31,
	2004	2005
	MCh$	MCh$
Land and buildings	23,779	23,129
Furniture and fixtures	6,173	6,075
Machinery and equipment	364	632
Vehicles	10	56
Others	2,531	2,000

	32,857	31,892

NOTE 10 - INVESTMENTS IN OTHER COMPANIES

Investments in other companies consist of the following:

	As of December 31,
	Ownership interest		Participation in net income			Investment Book value
	2004	2005	2003	2004	2005	2004	2005
	%	%	MCh$	MCh$	MCh$	MCh$	MCh$
Transbank S.A.	8.72	8.72	69	68	69	448	448
Nexus S.A.	12.90	12.90	75	89	91	552	572
Combanc S.A	13.67	8.78	—	—	(17)	228	212
Bolsa de Comercio de Santiago (Stock Exchange)	2.08	2.08	47	48	52	289	292
Bolsa Electrónica de Chile	2.50	2.50	—	2	3	67	71

Total investments in other companies accounted for under the equity method			191	207	198	1,584	1,595
Other investments carried at cost			32	26	19	140	130

Total			223	233	217	1,724	1,725

NOTE 11 - OTHER ASSETS AND OTHER LIABILITIES

a) Other assets

	As of December 31,
	2004	2005
	MCh$	MCh$
Amounts receivable under spot foreign exchange transactions	16,399	33,746
Prepaid and deferred expenses	13,442	18,404
Goodwill	10,151	6,477
Deferred income taxes (Note 21 b)	10,074	9,988
Brokerage	8,739	2,046
Recoverable taxes	4,541	12,545
Credit card charges in process	4,438	6,471
Transactions in process (suspense accounts)	1,334	2,073
Real time gross settlement (RTGS) receivable	—	19,982
Commissions receivable	985	1,532
Amounts receivable from forward contracts	352	191
Others	2,621	4,829

Total other assets	73,076	118,284

b) Other liabilities

	As of December 31,
	2004	2005
	MCh$	MCh$
Brokerage	8,739	2,044
Amounts payable under spot foreign exchange transactions	7,598	7,419
Income taxes	4,729	8,484
Deferred income taxes (Note 21 b)	4,079	5,593
Provision for staff benefits	2,357	2,651
Real time gross settlement (RTGS) payable	—	20,803
Value added tax payable	1,309	1,559
Amounts payable from forward contracts	563	26
Transactions in process (suspense accounts)	241	1,486
Others	976	596

Total other liabilities	30,591	50,661

c) Contingent liabilities

Contingent liabilities consist of open and unused letters of credit, together with guarantees by the Bank in Chilean pesos, UFs and foreign currencies (principally US dollars). The liability represents the Bank’s obligations under such agreements. The Bank’s rights under these agreements are recognized as assets under the caption “Contingent loans” (Note 6). Since many of these commitments to extend credit may expire without being drawn upon, the total contingent liabilities do not necessarily represent future cash obligations.

NOTE 12 - INTEREST BEARING LIABILITIES AND OTHER INTEREST BEARING LIABILITIES

Interest Bearing Deposits/Savings Accounts

The following table sets forth the maturity of the interest bearing deposits and saving accounts:

	As of December 31,
	2004	2005
	MCh$	MCh$
Savings accounts and time deposits	1,668,229	1,722,412

The maturities of the outstanding amounts due under this caption at December 31, 2005, are as follows:

As of December 31, 2005
MCh$
Due within 1 year	1,652,068
Due after 1 year but within 2 years	67,161
Due after 2 years but within 3 years	1,075
Due after 3 years but within 4 years	283
Due after 4 years but within 5 years	273
Due after 5 years	1,552

Total	1,722,412

Other Interest Bearing Liabilities

The Bank’s long-term and short-term borrowings are summarized below. Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

	December 31, 2004
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$
Chilean Central Bank borrowings:
Credit lines for renegotiations of loans	4	—	4
Other Central Bank borrowings	—	27,044	27,044
Investments under agreements to repurchase	—	83,687	83,687
Mortgage finance bonds	331,664	—	331,664
Subordinated bonds	47,956	—	47,956
Borrowings from domestic financial institutions	—	18,785	18,785
Foreign borrowings	172,524	57,284	229,808
Other obligations	12,195	1,321	13,516

Total borrowings	564,343	188,121	752,464

	December 31, 2005
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$
Chilean Central Bank borrowings:
Credit lines for renegotiations of loans	3	—	3
Investments under agreements to repurchase	—	63,428	63,428
Mortgage finance bonds	292,737	—	292,737
Bonds	144,762	—	144,762
Subordinated bonds	45,635	—	45,635
Borrowings from domestic financial institutions	—	44,962	44,962
Foreign borrowings	198,976	24,608	223,584
Other obligations	22,610	2,174	24,784

Total borrowings	704,723	135,172	839,895

a) Chilean Central Bank borrowings

These borrowings were provided by the Chilean Central Bank to fund renegotiated loans, which arose from the economic recession and the crisis of the banking system in the early 1980s. The borrowings for the renegotiation of mortgage loans is linked to the UF index and carried annual real interest rates of 3.0% at December 31, 2004 and 2005.

	As of December 31,
	2004	2005
	MCh$	MCh$
Credit lines for renegotiations of loans	4	3

The maturities of MCh$3 due under these long-term credit lines, are due within one year.

Other Chilean Central Bank borrowings are as follows:

	As of December 31,
	2004	2005
	MCh$	MCh$
Other Chilean Central Bank borrowings	27,044	—

b) Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a real weighted average annual interest rate of 4.5%.

As of December 31, 2005
MCh$
Due within 1 year	33,159
Due after 1 year but within 2 years	25,100
Due after 2 years but within 3 years	25,118
Due after 3 years but within 4 years	24,381
Due after 4 years but within 5 years	23,991
Due after 5 years	160,988

Total mortgage finance bonds	292,737

c) Bonds

	As of December 31,
	2004	2005
	MCh$	MCh$
Series BCOR-D0405	—	144,762

Total	—	144,762

In April 2005 the Bank issued the Series BCOR-D0405 Bonds. The bank used the proceeds in order to decrease the UF gap between assets and liabilities, improve liquidity, reduce funding cost and increase the duration of the Bank’s liabilities. The bonds are linked to the UF index and carry an annual interest rate of 3.0%, with interest payments due semi-annually and one repayment of principal after a term of 5 years.

The maturities of these bonds, which are considered long-term, are as follows:

As of December 31, 2005
MCh$
Due within 1 year	4,225
Due after 1 year but within 2 years	4,100
Due after 2 years but within 3 years	3,980
Due after 3 years but within 4 years	3,864
Due after 4 years but within 5 years	128,593
Due after 5 years	—

Total subordinated bonds	144,762

d) Subordinated bonds

	As of December 31,		Interest rate
	2004	2005
	MCh$	MCh$
Series UCOR-W1197	145	132	6.5%
Series UCOR-X1197	16,802	15,263	6.5%
Series UCOR-Y1197	9,338	9,106	6.5%
Series UCOR-Z1197	21,671	21,134	6.5%

Total	47,956	45,635

The subordinated bonds are linked to the UF index, with interest and principal payments due semi-annually and their maturities, which are considered long-term, are as follows:

As of December 31, 2005
MCh$
Due within 1 year	5,819
Due after 1 year but within 2 years	5,386
Due after 2 years but within 3 years	4,982
Due after 3 years but within 4 years	4,609
Due after 4 years but within 5 years	4,265
Due after 5 years	20,574

Total subordinated bonds	45,635

e) Foreign borrowings

These are short-term and long-term borrowings from foreign banks. The maturities of these borrowings are as follows:

As of December 31, 2005
MCh$
Due within 1 year	173,287
Due after 1 year but within 2 years	7,456
Due after 2 years but within 3 years	8,912
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	6,839
Due after 5 years	2,482

Total long-term	198,976
Total short-term	24,608

Total foreign borrowings	223,584

All of these foreign borrowings are denominated principally in U.S. dollars, and are principally used to fund the Bank’s foreign trade loans and bear an annual average interest rate of 4.1%.

f) Borrowings from domestic financial institutions

Borrowings from domestic financial institutions are used to fund the Bank’s general activities and direct finance leasing contracts, they carry a weighted annual average interest rate of 3.5%.

g) Other obligations

Other obligations are summarized as follows:

Long-term obligations:

As of December 31, 2005
MCh$
Due within 1 year	5,246
Due after 1 year but within 2 years	3,350
Due after 2 years but within 3 years	4,257
Due after 3 years but within 4 years	3,819
Due after 4 years but within 5 years	2,114
Due after 5 years	3,824

Total long term obligations	22,610

Short-term obligations:

Amounts due to credit card operators	2,174

Total short-term obligations	2,174

Total other obligations	24,784

h)	Unused sources of liquidity

As of December 31, 2005, the bank has approximately ThUS$1,073,000 available in credit lines from financial institutions.

NOTE 13 - DISCLOSURES REGARDING DERIVATIVE FINANCIAL INSTRUMENTS

The Bank enters into transactions involving derivative instruments, particularly foreign exchange contracts, as part of its asset and liability management, and in acting as a dealer in order to satisfy its clients’ needs. The notional amounts of these contracts are carried off-balance sheet.

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

During 2004 and 2005, the Bank entered into interest rate and cross currency swap agreements to manage exposure to fluctuation in currencies and interest rates. The differential between the interest paid or received on a specified notional amount is recognized under the caption “Amounts payable from forward contracts, net”. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are not recognized in the consolidated financial statements.

The Bank’s foreign currency futures and forward operations and other derivative products outstanding at December 31, 2004 and 2005 are summarized below:

a. Currency contracts

			Notional amounts
	Number of transactions		Up to 3 months		From 3 to 12 months		More than 12 months
Type of future operations	2004	2005	2004	2005	2004	2005	2004	2005
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chilean market:
- Foreign currency forwards	293	463	270,815	132,126	245,945	356,290	73,274	51,542
- Forwards or other interest rate contracts	—	2	—	—	—	30,000	—	—
Foreign market:
- Foreign currency forwards	28	25	12,335	7,293	17,698	22,690	3,494	—
- Forwards or other interest rate contracts	23	18	—	—	250,300	295,900	—	—

The notional amount refers to either the US dollar futures bought or sold, or the equivalent in US dollars of foreign currency futures bought or sold, as appropriate. The terms correspond to the duration of the contracts from the transaction date.

Long-term notional amounts, at December 31, 2004 and 2005, are as follows:

	Notional amounts
	As of December 31, 2004	As of December 31, 2005
	ThUS$	ThUS$
Due after 1 year but within 2 years	60,268	51,042
Due after 2 years but within 3 years	—	—
Due after 3 years but within 4 years	15,000	—
Due after 4 years but within 5 years	—	—
Due after 5 years	1,500	500

Total	76,768	51,542

b. Contracts on the value of authorized readjustment index (ARS) and interest rates in Chilean pesos.

			Notional amounts
	Number of transactions		Up to 3 months		From 3 to 12 months		More than 12 months
Type of future operations	2004	2005	2004	2005	2004	2005	2004	2005
			MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
- Forward in ARS/pesos pursed purchased	1	13	—	10,764	—	60,597	3,536	—

NOTE 14 - MINIMUM CAPITAL REQUIREMENTS

The Chilean Superintendency of Banks requires Chilean Banks to maintain a minimum capital of 800,000 UF, equivalent to MCh14,380 as of December 31, 2005. In addition, banks are required to maintain a minimum basic capital of at least 3% of total assets after deductions for mandatory provisions, while effective net equity may not be lower than 8% of its risk weighted assets. Effective net equity is defined as basic equity, plus loan loss allowances, up to a maximum of 1.25% of risk weighted assets, and the qualifying proportion of subordinated bonds with scheduled maturities in excess of six years, for which early repayment is not permitted. Chilean banks are permitted to include in effective net equity principal subordinated bond amounts up to a maximum of fifty percent of the basic capital.

The Bank’s actual qualifying “net capital base” and “effective equity” to support the Bank’s risk-weighted assets as of December 31, 2004 and 2005, are shown in the following table:

	As of December 31,
	2004	2005
	MCh$	MCh$
Net capital base *	337,351	354,893
3% total assets net of provisions	(99,643)	(103,725)
Excess over minimum required equity	237,708	251,168
Total assets ***	3,321,426	3,457,510
Net capital base as a percentage of the total assets, net of provisions	10.16%	10.26%

Effective equity **	385,408	395,230
8% of the risk-weighted assets	(212,331)	(234,684)
Excess over minimum required equity	173,077	160,546
Risk weighted assets	2,654,135	2,933,552
Effective equity as a percentage of the risk-weighted assets	14.52%	13.47%

*	Represents the paid-in capital and reserves.

**	In order to calculate the effective equity, contributions equivalent to goodwill and contributions equivalent to non-consolidated investments in foreign companies must be deducted, and subordinated bonds and allowances for loans at risk must be considered equity, up to certain limits. Total assets and risk weighted assets are calculated based on the consolidated balance sheet of the Bank and its Subsidiaries.

***	Correspond to computable assets established by Superintendency of Bank’s instructions.

NOTE 15 - SHAREHOLDERS’ EQUITY

Subscribed and paid shares

At December 31, 2004 and 2005, the paid in capital of the Bank is represented by 226,909,290,577 subscribed and paid ordinary no-par-value shares.

Dividend distribution

At the Ordinary Shareholders’ Meeting of Corpbanca held on February 21, 2005, the dividend policy agreed at the Ordinary Shareholders’ Meeting held on April 27, 2001, was confirmed. The aforementioned policy consists in distributing 50% of income to be distributed from 2002, retaining the remaining 50% in the account “Retained earnings to be distributed” classified in “Other reserves.”

As a result of applying this criterion, the Ordinary General Meeting of Shareholders held on February 21, 2005, approved payment of a dividend of MCh$25,384 corresponding to 50% of the net income in the 2004 financial year.

The distributions of dividends related to net income for the years 2003 and 2004 as approved by the Annual Shareholders’ Meeting of Corpbanca, are as follows:

Shareholders’ Meeting	Dividend (historical)	Dividend paid (1)	Percentage paid
	MCh$	MCh$
February 2004	25,062	26,741	50%
February 2005	25,384	26,475	50%

(1)	Dividend paid has been restated in constant Chilean pesos of December 31, 2005

NOTE 16 - RELATED PARTY TRANSACTIONS

In accordance with the General Banking Law and the Chilean Superintendency of Bank’s instructions, individuals and companies that are related, directly or indirectly, to the Bank’s owners or management are considered related parties.

a.	Loans granted to related parties

Related party loans, all of which are current, are as follows:

	As of December 31,
	2004		2005
	Loans	Collateral pledged (1)	Loans	Collateral pledged (1)
	MCh$	MCh$	MCh$	MCh$
Operating companies	49,462	11,210	39,623	9,407
Investment companies (2)	5,611	—	8,931	—
Individuals (3)	244	244	446	244

Total	55,317	11,454	49,000	9,651

(1)	Includes only those guarantees that are admitted by Article 84 of the General Banking Law for purposes of establishing the individual credit limits defined by the Law. The guarantees are valued in accordance with the Chilean Superintendency of Bank’s instructions.
(2)	Includes companies whose purpose is to hold shares in other companies.
(3)	Includes debt obligations that are equal to or greater than UF 3,000, equivalent to MCh$54 as of December 31, 2005.

The activities in the balances of loans to related parties are as follows:

	As of December 31,
	2004	2005
	MCh$	MCh$
Balance as of January 1,	58,420	55,317
New loans	25,307	13,940
Repayments	(26,922)	(18,334)
Price-level restatements	(1,488)	(1,923)

Balance as of December 31,	55,317	49,000

b. Other transactions with related parties

During the years ended December 31, 2003, 2004 and 2005 the Bank had the following significant income (expenses) from services provided to (by) related parties for amounts in excess of UF 1,000:

	Year ended December 31,
Company	2003 Income (expenses)	2004 Income (expenses)	2005 Income (expenses)
	MCh$	MCh$	MCh$
Recaudaciones y Cobranzas S.A.	(1,448)	(1,406)	(1,312)
Corp Group Interhold S.A.	(1,296)	(1,294)	(1,270)
Nexus S.A.	(875)	(965)	(1,011)
Transbank S.A.	(733)	(738)	(853)
Fundación Corpgroup Centro Cultural	—	(808)	(591)
Redbanc S.A.	(410)	(364)	(372)
Promoservice S.A.	(316)	(130)	(329)
Inmobiliaria e Inversiones San Francisco Ltda.	—	(148)	(146)
Asesorías Santa Josefina Ltda.	(142)	(141)	(139)
Inmobiliaria e Inversiones Boquiñeni Ltda.	(74)	(37)	(43)
Sociedad Nacional de Minería	(50)	(50)	(37)
Corp Legal S.A.	(48)	(3)	(10)
Evaluadora de Antecedentes S.A. (*)	(4,533)	(3,230)	—
Proveedora de Servicios S.A. (*)	(813)	(787)	—
Consorcio Periodístico de Chile S.A.	(73)	—	—
Servicios y Consultorías S.A.	—	(3)	—
Compañía de Seguros Vida Corp S.A.	1,077	409	706

(*)	Companies related until August, 2004.

These transactions are basically related to services rendered to the Bank by its related parties. Article 89 of the Chilean Companies Law requires that the Bank’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market.

NOTE 17 - FEES AND INCOME FROM SERVICES

Fees and income from services and the related expenses are summarized as follows:

	Year ended December 31,
	Income			Expenses
	2003	2004	2005	2003	2004	2005
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and income from services:
Checking accounts	6,228	5,492	6,401	(27)	(17)	(24)
Commissions from collection	2,439	2,567	3,971	—	—	—
Remuneration and commissions from mutual funds	1,843	2,468	3,909	—	—	—
Commissions – agreements	3,366	—	—	—	—	—
Insurance brokerage	2,557	2,885	3,503	—	—	—
Credit cards	1,632	2,107	2,251	(1,843)	(2,253)	(2,585)
Commissions on credit operations	2,242	2,073	2,174	—	—	—
Letters of credit, guarantees, pledges and other contingent loans	1,825	1,664	1,670	(100)	(94)	(160)
Automatic teller cards	1,201	900	785	(733)	(599)	(669)
Customer services	423	486	484	(179)	(142)	(119)
Lines of credit	1,519	956	483	—	—	—
Commissions from stock-exchange operations	395	222	345	(34)	(43)	(135)
Collection of documents	325	300	310	(23)	(49)	(51)
Factoring operations	24	114	219	—	—	—
Commissions on sales of mortgages notes	424	338	139	(363)	(13)	(6)
Stock exchange rights	98	166	189	(45)	(48)	(47)
Trust and custody commissions	25	24	21	—	—	—
Others	170	79	141	(40)	(50)	(25)

Total income (expense)	26,736	22,841	26,995	(3,387)	(3,308)	(3,821)

NOTE 18 - NON OPERATING INCOME AND EXPENSES

Non-operating income and expenses are set forth below:

	Year ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$
Non-operating income:
Gains on sales of assets received in lieu of payment previously charged-off	1,921	2,510	2,188
Release of reserves	93	87	160
Gain on sales of bank premises and equipment	18	161	24
Other	428	94	360

Total non-operating income	2,460	2,852	2,732

	Year ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$
Non-operating expenses:
Amortization of goodwill arising on excess purchase price paid as a result of the recognition of deterioration in the quality of the loan portfolio of Financiera Condell S.A.	1,115	1,092	599
Amortization of goodwill arising on acquisition of consumer division of Corfinsa	1,115	1,107	997
Amortization of goodwill on investments in companies	134	134	133
Payments from collection expenses	1,397	1,378	1,528
Write-off of other assets	514	610	570
Provision for pending legal proceedings	(60)	125	110
Others	203	467	86

Total non-operating expenses	4,418	4,913	4,023

NOTE 19 - DIRECTORS’ EXPENSES AND REMUNERATION

In the Ordinary Shareholders’ Meetings, the Bank agreed not to pay any remuneration to the Board of Directors, except to members of the Directors Committee and Audit Committee, who earned fees of MCh$174 (MCh$153 in 2004 and MCh$14 in 2003).

NOTE 20 - FOREIGN CURRENCY POSITION

The consolidated balance sheets include assets and liabilities receivable or payable in foreign currencies which have been translated into Chilean pesos at the applicable exchange rates as of December 31, 2004 and 2005, and assets and liabilities which are receivable or payable in Chilean pesos subject to exchange rate fluctuations, as detailed below.

	As of December 31, 2004			As of December 31, 2005
	Receivable or payable denominated in			Receivable or payable denominated in
	Foreign currency	Chilean Pesos	Total	Foreign currency	Chilean Pesos	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	25,953	—	25,953	19,489	—	19,489
Financial investments	111,998	6,244	118,242	129,568	—	129,568
Loans (including contingent loans)	413,392	13,424	426,816	438,386	26,804	465,190
Other assets	153,462	—	153,462	163,182	—	163,182

Total assets	704,805	19,668	724,473	750,625	26,804	777,429

LIABILITIES

Deposits	189,443	1	189,444	210,740	1	210,741
Contingent liabilities	80,834	—	80,834	99,988	—	99,988
Due to domestic banks	1,127	—	1,127	13,921	—	13,921
Due to foreign banks	221,778	44	221,822	223,445	—	223,445
Other liabilities	215,209	2,283	217,492	202,892	7,798	210,690

Total liabilities	708,391	2,328	710,719	750,986	7,799	758,785

Net assets (liabilities) in foreign currencies	(3,586)	17,340	13,754	(361)	19,005	18,644

NOTE 21 - INCOME TAXES AND DEFERRED TAXES

a. Income taxes

The First Category Income Tax provision amounting to MCh$9,337 (MCh$5,751 in 2004 and MCh$729 in 2003) was recorded by the Bank and its subsidiaries.

In 2003 only the Bank’s subsidiaries recorded First Category Income Tax. At December 31, 2003, the Bank did not accrue First Category Income Tax as it had losses for tax purposes. These losses may be carried forward indefinitely and offset against future taxable income.

Income taxes for the years ended December 31, 2003, 2004 and 2005 were a follows:

	Year ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$
Amortization of deferred tax complementary accounts	4,007	3,799	—
Deferred tax for the period	(4,692)	(5,011)	(1,393)
Price – level restatement	(80)	(180)	(208)

Net expense from deferred taxes	(765)	(1,392)	(1,601)
Income tax provision - current	(729)	(5,751)	(9,337)
Other taxes	(710)	397	208

Income tax expense	(2,204)	(6,746)	(10,730)

b. Deferred taxes

As described in Note 1 o), the Bank applied accounting criteria of the Technical Bulletin Nº 60 of the Colegio de Contadores de Chile A.G. and its supplements. In accordance with Technical Bulletin N° 71 of the Colegio de Contadores de Chile A.G., from 2001, deferred taxes are accounted for applying the income tax rate for the year in which the corresponding temporary difference is estimated to reverse.

Deferred taxes arising from temporary differences are as follows:

	As of December 31,
	2004	2005
	MCh$	MCh$
Debit differences:
Loan portfolio-overall provision	6,188	6,872
Unearned price difference	1,798	1,466
Suspended accrual of interest	642	795
Other provisions	467	408
Other	986	454

Subtotal	10,081	9,995
Balance complementary accounts	(7)	(7)

Net difference (Note 11 a)	10,074	9,988

Credit differences:
Fixed asset depreciation	(181)	(188)
Deferred expenses	(1,491)	(1,810)
Forward contracts	(1,318)	(1,240)
Leasing contracts	(1,061)	(2,011)
Others	(28)	(344)

Subtotal	(4,079)	(5,593)
Balance complementary accounts	—	—

Net difference (Note 11 b)	(4,079)	(5,593)

NOTE 22 - CONTINGENCIES AND COMMITMENTS

a. Pending lawsuits:

At December 31, 2005 and 2004, there were lawsuits pending against the Group relating to loans and other matters. In the opinion of management and the Bank’s legal counsel, these lawsuits should not result in material losses for the Group.

Before the Fifth Criminal Court of Santiago, in the case of Fraud N°149913-7, by virtue of criminal complaint in initial stages filed by Banco del Estado de Chile, and to which Corpbanca Corredores de Bolsa S.A. is not party, a time deposit for MCh$43 (historical) was seized and that Concepción S.A. Corredores de Bolsa S.A. (now Corpbanca Corredores de Bolsa S.A.) had acquired from its original beneficiary, as it was considered “corpus delicti”. The aforementioned time deposit is fully provided for in the financial statements of the Company.

b. Guarantees from operations and other liabilities:

•	CORPBANCA is entitled to transfer obligations arising from deferred customs duties related to the import of assets for lease to its clients. These transfers require authorization from customs authorities. At December 31, 2005, CORPBANCA had transferred to its clients deferred customs duty obligations amounting to MCh$499 (MCh$3,203 in 2004).

•	At December 31, 2005, leasing contracts signed, but for which assets have not yet been delivered, amounted to MCh$4,888 (MCh$8,147 in 2004).

•	In conformity with articles 30 and 31 of Law Nº 18,045 (Securities Market Law), Corpbanca Corredores de Bolsa S.A. has furnished a guarantee through Compañía de Seguros de Crédito Continental S.A. for UF 4,000, expiring on April 22, 2006, with the Santiago Stock Exchange being designated custodian of the aforementioned policy.

•	On June 19, 2005, an insurance policy of ThUS$10,000 was taken out with Chubb de Chile Compañía de Seguros Generales, in order to cover the Company in the event of any employee action that could give rise to liability. This policy, whose direct beneficiary is Corpbanca Corredores de Bolsa S.A. expires on June 19, 2006.

•	In order to comply with the provisions of article 58 d) of Decree Law N° 251, of 1931, specifying that “in order to exercise their activity, Insurance Brokers should comply with the requirement of taking out insurance policies as determined by the Superintendence of Securities and Insurances in order to answer for proper, complete fulfillment of all obligations issuing from their activity, and especially for any damages that they may cause to their insured parties”, the Company has taken out the following policies with Chilena Consolidada Seguros Generales S.A. They come into effect on April 15, 2005 and expire on April 14, 2006.

Policy	Insurance	Insured amount
		UF
1907345	Liability	60,000
1907347	Guarantee	500

•	On June 19, 2005, the Company took out an insurance policy with Chubb de Chile Compañía de Seguros Generales S.A., in order to cover the Company in the event of any employee action that could give rise to liability. The policy is for ThUS$10,000 and it expires on June 19, 2006. Its direct beneficiary is Corpbanca Administradora General de Fondos S.A and a net premium of ThUS$17 was paid.

•	On January 10, 2005, Corpbanca Administradora General de Fondos S.A. renewed the following Guarantee Insurance Policies for General Fund Administrators in order to guarantee performance of the Administrator’s obligations with regard to the administration of third party funds and indemnity for damages resulting from non-performance thereof, in accordance with article 226 of Law N°18,045. They expire on January 10, 2006.

The details are as follows:

Policy N°	Corp Mutual Fund	Coverage in UF
017427	Full Investment	10,000
017428	Europa	10,000
017551	Eficiencia	10,000
017552	Más Ingreso	10,000
017553	Acciones	10,000
017554	Selecto	10,000
017555	Más Futuro	12,240
017556	Latinoamérica	10,000
017545	Emerging Markets	10,000
017544	Global Investment	10,000
017546	Más Valor	10,000
017547	Oportunidad	44,866
017548	Asia	10,000
017549	Technocom	10,000
017550	Commodities	10,000
017557	USA	10,000
017558	Biotech	10,000
017559	Dólar	10,000

The aforementioned policies were taken out with Compañía de Seguros Mapfre Garantías y Crédito S.A.

Corpbanca is the representative of the beneficiaries of the guarantee on the above Funds.

c. Commitments and responsibilities recorded in memorandum accounts:

At December 31, 2004 and 2005, the Bank had recorded the following commitments and responsibilities in memorandum accounts:

	As of December 31,
	2004	2005
	MCh$	MCh$
Loans approved but not disbursed	133,268	173,322

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

	Maximum potential amount of future payments
	As of December 31,
	2004	2005	Less than one year	1 to 3 years	3 to 5 years	After 5 years	No stated maturity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Guarantees:
Financial guarantees to customers included in the balance sheet	146,157	164,930	119,831	31,794	850	387	12,068

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

We also enter into contracts that contain indemnification provisions. Such indemnification agreements that function as financial guarantees are considered to have a remote risk of loss. Our maximum exposure to loss and our actual loss experience is not significant. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. There are no amounts reflected on the Consolidated Balance Sheet as of December 31, 2005 and 2004, related to these indemnifications. These potential obligations are not included in the table above.

To mitigate credit risk, we may require the counterparty to pledge collateral in the form of securities or other assets. Securities and other marketable assets held as collateral amounted to MCh$29,856 (2004: MCh$22,889) and letters of credit in favor of Corpbanca held as collateral amounted to MCh$210 as of December 31, 2005. Other property may also be available to Corpbanca to cover losses under certain guarantees and indemnifications; however, the value of such property has not been determined.

NOTE 23 - FIDUCIARY ACTIVITIES

The following items are recorded in memorandum accounts by the Bank and represent fiduciary safekeeping and custody services:

	As of December 31,
	2004	2005
	MCh$	MCh$
Securities held in safe custody	569,044	532,661
Amounts to be collected on behalf of local third parties	12,862	9,707
Amounts to be collected on behalf of foreign third parties	23,202	8,949

Total	605,108	551,317

NOTE 24 - PRICE-LEVEL RESTATEMENT

The price-level restatement loss is determined by restating the following non-monetary assets and liabilities:

	Year ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$
Restatement of non monetary accounts based on Consumer Price Index:
Bank premises and equipment	347	766	1,179
Investments in other companies	16	34	56
Other non-monetary assets and liabilities	250	535	551
Shareholders’ equity	(2,989)	(8,020)	(12,343)

Net price-level restatement loss	(2,376)	(6,685)	(10,557)

NOTE 25 - SUBSEQUENT EVENTS

Between December 31, 2005 and the date of the publication of these financial statements, no significant subsequent event exists that could materially affect these financial statements.

NOTE 26 - INCOME STATEMENTS, BALANCE SHEETS AND STATEMENTS OF CASH FLOWS (SEC FORMAT)

The presentation of the financial statements prepared in accordance with Chilean GAAP differs significantly from the format required by the SEC under Rules 210.9-01 to 210.9-07 of Regulation S-X (“Article 9”). The Chilean GAAP financial statements set forth below have been restated in constant Chilean pesos of December 31, 2005 purchasing power using the adjustment factor arising from the CPI and are shown in accordance with the format required by Article 9.

The principal reclassifications and adjustments which were made to the basic Chilean GAAP financial statements in order to present them in the Article 9 format are as follows:

a. Elimination of contingent assets and liabilities from the balance sheet

In accordance with Chilean GAAP, the Bank recognizes rights and obligations with respect to contingent loans as contingent assets and liabilities. Contingent liabilities consist of open, unused and standby letters of credit, together with guarantees by the Bank in Chilean peso, UF and foreign currencies (principally US dollars). The liabilities represent the Bank’s obligations under such agreements. Under U.S. GAAP, such contingent amounts are not recognized on the consolidated balance sheets but are disclosed in the notes to the financial statements. The elimination was included in the consolidated balance sheets included below.

b. Presentation of certain investments

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

c. Presentation of goodwill

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

Under U.S. GAAP, goodwill are no longer amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to at least an annual impairment review.

d. Comprehensive income

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

e. Reclassification of deferred taxes

Under Chilean GAAP deferred tax assets and liabilities are not netted in the balance sheets. This reclassification is included in the consolidated balance sheets below.

f. Accrued interest and indexation adjustments

Accrued interest and indexation adjustments are presented with the related principal amounts of loans as indicated in Note 1 c) to the financial statements. Under U.S. GAAP, accrued interest and indexation adjustments would be separately presented in the consolidated balance sheets. Such disclosure is not provided by the bank under Chilean GAAP and therefore it cannot be obtained.

g. Presentation of cash flows

Under Chilean GAAP, the cash flow has been prepared in accordance with Technical Bulletin N° 65 of the Chilean Association of Accountants, which does not differ significantly from US GAAP, except for changes in other assets and liabilities such as other receivables, prepaid assets and accruals for salaries and vacations should be presented as cash flows from operating activities. Additionally, the non-cash movements related to assets received in lieu of payments are not reported as supplemental information under Chilean GAAP, as usually required under US GAAP. This reclassification and the disclosure of non-cash activity are included in the consolidated statements of cash flows below.

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

	Year ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$
Interest income
Interest and fees on loans	147,265	162,821	200,103
Interest on investments	16,885	33,999	44,467
Interest on deposits with banks	756	639	1,061
Interest on investments under agreements to resell	147	231	274

Total interest income	165,053	197,690	245,905

Interest expense
Interest on deposits	(39,658)	(41,809)	(83,749)
Interest on securities sold under agreements to repurchase	(1,974)	(9,270)	(11,944)
Interest on other borrowed funds	(3,576)	(1,988)	(2,536)
Interest on long-term debt	(18,317)	(28,667)	(30,908)
Price-level restatement	(2,376)	(6,685)	(10,557)

Total interest expense	(65,901)	(88,419)	(139,694)

Net interest income	99,152	109,271	106,211
Provision for loan losses	(21,739)	(15,080)	(11,108)

Net interest income after provision for loan losses	77,413	94,191	95,103

Other income
Fees and commissions net	20,376	16,351	19,319
Brokerage and securities income	2,973	3,182	3,855
Gain on investment activities	11,928	10,536	11,908
Net gains (losses) on foreign exchange	10,116	1,308	1,596

Other revenue	5,750	6,661	8,209

Total other income	51,143	38,038	44,887

Other expenses
Salaries	(32,533)	(34,367)	(37,235)
Net premises and equipment expenses	(4,454)	(3,955)	(5,889)
Goodwill amortization	(4,152)	(4,260)	(3,650)
Administration expenses	(19,284)	(15,680)	(16,064)
Other expenses	(12,697)	(14,626)	(13,789)

Total other expenses	(73,120)	(72,888)	(76,627)

Income before income taxes	55,436	59,341	63,363
Income taxes	(2,204)	(6,746)	(10,730)

Net income	53,232	52,595	52,633
Other Comprehensive income (loss)	40	4,071	(8,462)

Comprehensive income	53,272	56,666	44,171

Net income per share of common stock	0.23	0.23	0.23
Weighted average number of outstanding common shares (in thousands)	226,909,291	226,909,291	226,909,291

Consolidated Balance Sheets

The following consolidated balance sheets as of December 31, 2004 and 2005 have been prepared in accordance with Chilean GAAP, and are presented in accordance with the requirements of Article 9, except for the inclusion of price-level restatement permitted under item 18 of Form 20-F.

	December 31,
	2004	2005
	MCh$	MCh$
ASSETS
Cash and due from banks	148,299	65,453
Interest bearing deposits in other banks	16,013	8,163

Cash and cash equivalents	164,312	73,616

Time deposits	70,680	52,273
Investments under agreements to resell	25,139	6,574
Available for sale securities	452,650	362,262

Loans	2,327,769	2,621,721
Allowance for loan losses	(43,109)	(44,336)

Loans, net	2,284,660	2,577,385

Premises and equipment, net	32,857	31,892
Goodwill	9,874	6,224
Other assets	68,740	113,752

Total assets	3,108,912	3,223,978

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Non-interest bearing	271,604	208,227
Interest bearing	1,668,229	1,722,412

	1,939,833	1,930,639

Short-term borrowings	104,590	72,588
Securities sold under agreements to repurchase	83,687	63,428
Other liabilities	26,513	45,074
Long-term debt	564,343	704,723

Total other liabilities	779,133	885,813

Commitments and contingencies

Shareholders’ equity
Common stock (no par value 226,909 million shares issued and outstanding)	—	—
Common stock—paid-in capital	286,715	286,715
Retained earnings	99,883	126,041
Accumulated other comprehensive income (loss)	3,348	(5,230)

Total shareholders’ equity	389,946	407,526

Total liabilities and shareholders’ equity	3,108,912	3,223,978

Consolidated Statements of Cash Flows

The following condensed consolidated statements of cash flows have been prepared in accordance with Chilean GAAP, and are presented in accordance with the requirements of Article 9, except for the inclusion of price-level restatement permitted under item 18 of Form 20-F.

	Year ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$
Net cash provided by operating activities	29,753	137,066	57,400
Net cash used in investing activities	(586,061)	(433,694)	(278,814)
Net cash provided by financing activities	527,967	339,814	133,914

NET CASH FLOW	(28,341)	43,186	(87,500)
INFLATION EFFECT ON CASH AND CASH EQUIVALENTS	(56)	(1,297)	(3,196)

NET INCREASE IN CASH AND CASH EQUIVALENTS	(28,397)	41,889	(90,696)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	150,820	122,423	164,312

CASH AND CASH EQUIVALENTS AT END OF YEAR	122,423	164,312	73,616

SUPPLEMENTAL CASH FLOW INFORMATION:
Non cash movements (Assets received in lieu of payments)	4,351	3,455	3,292

NOTE 27 - DIFFERENCES BETWEEN CHILEAN AND US GAAP

Accounting principles generally accepted in Chile and accounting principles of the Chilean Superintendency of Banks (collectively, “Chilean GAAP”), vary in certain important respects from the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Such differences involve certain methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.

References below to “SFAS” are to Statements of Financial Accounting Standards in the United States of America.

1. Differences in measurement methods

Set forth below is a description of the significant differences between Chilean GAAP and U.S. GAAP as they relate to the Bank.

The cumulative inflation rate in Chile as measured by the Consumer Price Index (CPI) for the three-year period ended December 31, 2005 was approximately 7.2%. Chilean GAAP requires that financial statements of banks be restated to reflect the total effect of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entity. The method, described in Note 1 c, is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements.

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

a. Loan origination fees and costs

The Bank recognizes commissions (origination fees) on credit card loans, lines of credit and letters of credit when collected and expenses related direct costs when incurred. Under SFAS N° 91, “Accounting for Nonrefundable Fees and Costs Associated with Origination or Acquiring Loans and Initial Direct Costs of Leases”, loan origination fees and certain direct loan origination costs should be recognized as an adjustment to interest income over the life of the related loan.

The effect of accounting for net loan origination fees, net of the capitalized direct costs, in accordance with U.S. GAAP is included in the reconciliation of the net income in paragraph (m) below. Effective January 1, 2000, and in accordance with Circular No. 3,029 of the Chilean Superintendency of Banks dated October 27, 1999, loan origination fees under Chilean GAAP are recognized over the term of the related loan as an adjustment to yield in a manner similar to U.S. GAAP. However, such treatment is not necessary if deemed to be immaterial for Chilean GAAP.

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

These complementary assets and liabilities are to be amortized over the estimated period of reversal of the temporary differences that generate the future income tax asset or liability. Relevant amounts at these complementary assets and liabilities were amortized during the period ended on December 31, 2004.

Under SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), income taxes are recognized using the asset and liability method in a manner similar to Chilean GAAP. The effects of recording deferred income taxes related to certain adjustments to US GAAP and the elimination of the complementary assets and liabilities and their respective amortization are included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (m) below. Additional disclosures required under SFAS 109 are provided on Note 27 2b.

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

Under U.S. GAAP, dividends are accrued when declared and in the amount specified by appropriate approval or statutory regulation. Since the payment of the dividend out of each year’s net income is a legal requirement in Chile, an accrual would have been made for U.S. GAAP purposes to recognize the dividend obligation under Chilean law. The effect of recording mandatory dividends in accordance with U.S. GAAP is included in the reconciliation of shareholders’ equity in paragraph (m) below.

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

The effect of recording the market value adjustment for investments stated at the lower of price-level restated cost or market value, consistent with the valuation criteria of certain subsidiaries of the Bank, and the reclassification of market value adjustment to the Investment portfolio defined as “trading” for Chilean GAAP purposes from net income to shareholders’ equity is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (m) below.

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

The Bank reviewed securities with unrealized losses as of December 31, 2003 and 2004 and concluded that there was no other than temporary impairment as of any one of these dates. This review consisted of evaluating the economic reasons for the decline, credit rating of the issuers of the securities and on the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. At December 31, 2004 and 2003, based on this analysis the Bank believed that there was no other than temporary impairments in the investment portfolio because most of the decline in fair value of these securities were caused by the appreciation of Chilean Peso in relation to the U.S. Dollar which the bank considered to be temporary. Most of the securities that have unrealized losses as of December 31, 2005 have been in a continuous unrealized loss position for less than one year.

At December 31, 2005 the Bank considered that the continued devaluation of the U.S. Dollar relative to the Chilean Peso was an indication of other-than-temporary impairment. As a result, an impairment of MCh$16,508 for US GAAP was recognized for unrealized losses related to U.S. Dollar denominated debt securities, classified as available-for-sale. The effect of other than temporary impairment of available for sale securities is included in the reconciliation of consolidated net income paragraph (m) below.

The carrying value and market value of debt securities available-for-sale as of December 31, 2003, 2004 and 2005 are as follows:

		Adjustment to market value
	Cost as of December 31, 2003	Gross unrealized gains	Gross unrealized losses	Estimated fair value as of December 31, 2003
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank	100,369	2,585	(1,185)	101,769
Tesorería General de la República or other government entities	10,248	102	(75)	10,275
Local financial institutions	176,202	3,546	(1,043)	178,705
Other local investments	44,973	1,211	(30)	46,154
Investments abroad	67,956	2,868	(9,543)	61,281

Total	399,748	10,312	(11,876)	398,184

		Adjustment to market value
	Cost as of December 31, 2004	Gross unrealized gains	Gross unrealized losses	Estimated fair value as of December 31, 2004
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank	72,008	1,095	(2,014)	71,089
Tesorería General de la República or other government entities	36,006	196	(243)	35,959
Local financial institutions	187,714	5,828	(2,045)	191,497
Other local investments	113,973	2,146	(301)	115,818
Investments abroad	53,136	2,910	(13,709)	42,337

Total	462,837	12,175	(18,312)	456,700

		Adjustment to market value
	Cost as of December 31, 2005	Gross unrealized gains	Gross unrealized losses (1)	Estimated fair value as of December 31, 2005
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank	22,260	197	(285)	22,172
Tesorería General de la Republic or other government entities	60,237	—	—	60,237
Local financial institutions	104,683	257	(3,290)	101,650
Other local investments	151,757	311	(2,116)	149,952
Investments abroad	28,644	208	(395)	28,457

Total	367,581	973	(6,086)	362,468

(1)	Investments with unrealized losses are disclosed and segregated in accordance with paragraph 21 of EITF 03-01. The unrealized losses were caused by interest rate. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Bank has the ability and intent to hold these investment until a recovery of fair value, which may be maturity, the bank does not consider these investments to be other than temporarily impaired as of December 31, 2005.

	Less than 12 months			12 months or more			Total
	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
Chilean Central Bank	4,995	4,710	(285)	—	—	—	4,995	4,710	(285)
Tesorería General de la República or other government entities	299	299	—	—	—	—	299	299	—
Local financial institutions	85,796	82,911	(2,885)	13,823	13,418	(405)	99,619	96,329	(3,290)
Other local investments	118,316	116,695	(1,621)	14,585	14,090	(495)	132,901	130,785	(2,116)
Investments abroad	26,331	25,936	(395)	—	—	—	26,331	25,936	(395)

Total	235,737	230,551	(5,186)	28,408	27,508	(900)	264,145	258,059	(6,086)

As of December 31, 2004 and 2005, there were MCh$79,002 and MCh$61,499 respectively of securities pledged as collateral under repurchase agreements.

f. Investments in other companies

Under Chilean GAAP, certain long-term investments in which the Bank owns less than 20% of the outstanding shares in other companies have been recorded using the equity method of accounting. Under U.S. GAAP, those investments generally would have been recorded at cost. The effect of accounting for investments in other companies in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (m) below.

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

Under Chilean GAAP all forward contracts are valued at the closing spot exchange rate of each balance sheet date, with the initial discount or premium being amortized over the life of the contract in accordance with Chilean hedge accounting criteria.

Under Chilean GAAP the Bank records differences between interest income and interest expense on interest rate swap transactions, in net income in the period when cash settlements under the agreements are made. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are not recognized at each period-close in the Chilean GAAP consolidated financial statements.

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

These financial instrument contracts entered into by the Bank do not meet the requirements to qualify for hedge accounting under U.S. GAAP. Therefore changes in the respective fair values of all derivative instruments would be reported in earnings. The effect of accounting for derivatives in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (m) below.

h. Business combination

During the year ended December 31, 1998, the Bank acquired the Consumer Credit Division of Corfinsa and Financiera Condell S.A.

Under Chilean GAAP, goodwill represents the difference between the purchase price and the book value of the net assets acquired (book value of the acquired assets minus the book value of the assumed liabilities) and is amortized on a straight-line basis over the period estimated to be benefited. The estimated period to be benefited is determined based on the type and diversity of the business, its location and the markets in which it operates and cannot exceed 10 years. The amortization period was defined in accordance with instructions from the Chilean Superintendency of Banks and is 10 years for all goodwill except for certain loan losses that were recorded as goodwill for Chilean GAAP in accordance with instructions from the Chilean Superintendency of Banks which are amortized over 6 years.

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

The effect of the difference in amortization period between Chilean GAAP and U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (m) below.

i. Assets received in lieu of payment

As instructed by the Chilean Superintendency of Banks, assets received in lieu of payment are carried at cost which is deemed to be the carrying value of the related loan, less a valuation allowance calculated on the assets as a group if the total of the fair value of those assets is lower than the carrying amount. If the asset is not sold within one year, then recorded asset amounts should be written-off on a straight-line basis over the following 18- month period. Assets received in lieu of payment related with lease contracts are carried at cost which is deemed to be the carrying value of the related lease receivable, less a valuation allowance calculated on an asset by asset basis. For those assets received between 2000 and 2003 for leasing contracts, the Bank has a 30-month period to sell them at which time the recorded assets amounts should be fully written off.

Under U.S. GAAP, assets received in lieu of payment are initially recorded at fair value less any estimated costs to sell at the date of foreclosure, on an individual asset basis and limited to the carrying amount of the related loan or lease receivable. Subsequent to foreclosure, valuations should be periodically performed to record any impairment.” Based on the analysis performed, there is no difference in the initial amount recorded for the assets received in lieu of payment because the estimated fair value of the assets received in lieu of payment exceeds the carrying value of the related loans for all assets received in lieu of payment held as of December 31, 2005. Chilean banking regulations require a bank to obtain an appraisal of assets received in lieu of payment as of a date near the date of receipt and every 18 months thereafter. The Bank recorded Ch$2,930 and ThCh$1,984 during 2005and 2004 for the write-off of assets received in lieu of payment in accordance with the regulations of the Chilean Superintendency of Banks. The Bank believes that these write-offs are consistent with the diminution in value of the assets received in lieu of payment since the latest appraisal for those assets.

Accordingly, the Bank believes that there is no significant difference between the amount of”Assets received in lieu of payment” recorded under Chilean GAAP and the amount calculated based on U.S. GAAP requirements.

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

j. Allowance for loan losses

Under Chilean GAAP, the allowance for loan losses is calculated according to specific guidelines issued by the Chilean Superintendency of Banks. The provisions required under the guidelines set by the Chilean Superintendency of Banks are consistent by grade with the Bank’s historical loss experience. Under U.S. GAAP, the allowances for loan losses should be determined for impaired and other loans in amounts adequate to cover inherent probable losses in the loan portfolio at the respective balance sheet dates in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS 114”), for loans specifically reviewed for impairment and SFAS No. 5, “Accounting for Contingencies” (“SFAS 5”), for those loans and loan pools evaluated on a collective basis for impairment. The Bank’s methodology for determining its allowance for loan losses uses a variety of internal and external factors, including the results of its loan classification process, historical losses, economic and market data and other relevant factors, applied on a consistent basis, and updated to reflect current trends and information. The Bank has estimated its required allowance in the following manner:

•	All loans of the Bank were classified in accordance with the rules of the Chilean Superintendency of Banks.

•	Our current classification system includes 11 categories (1, 2, 3, 4, 5, 5D, 6, 7, 8, 9 and 10, which correspond to the ten categories set forth by the Chilean Superintendency of Banks’ for loans A1, A2, A3, B, C1, C2, C3, C4, D1 and D2), as more fully described below.

Category 1: “Excellent”	This category includes commercial borrowers with excellent management, social character, asset quality, payment capability, and low debt levels with excellent debt service coverage capability. This typically includes companies that are leaders in their respective industries with ample access to domestic and international capital markets and stable margins that are in line with those prevalent in their industry. In particular, this category is reserved solely for corporate borrowers with domestic debt ratings equal to or exceeding AA-, provided that if several debt ratings exist with respect to the borrower, the lowest will be considered for purposes of classification. Category 1 corresponds to category A1 of the Chilean Superintendency of Banks.

Category 2: “Strong”	This category includes commercial borrowers with good management and without problems relating to social character. These borrowers have high asset quality and liquidity, a solid capacity to make required payments and service their debt, and stable net margins. These borrowers also have a strong position in the domestic market in their respective industries with good access to domestic capital markets. Category 2 corresponds to Category A2 of the Chilean Superintendency of Banks.

Category 3: “Good”	This category includes borrowers with good liquidity levels and asset quality, good payment capacity and debt service coverage ability. These borrowers also have good management capabilities and margins with a normal degree of stability. These companies have a minimal probability of financial deterioration. Borrowers in this category are normally solid regional companies, leaders in local markets with good access to the financial system, or medium-size companies within their industry or sector. Category 3 corresponds to Category A3 of the Chilean Superintendency of Banks.

Category 4: “Acceptable”	This category includes borrowers with an acceptable credit capacity and an average risk level and acceptable asset portfolios and liquidity. Their capacity to pay is subject to business and financial cycles, and debt levels may be higher than average for their industry or sector. These borrowers maintain good access to the financial system, but in some cases may need to provide third party guarantees in order to obtain financing. Loans to these borrowers require some level of monitoring because they are not financially solid enough to handle strong economic downturns or market activity. Guarantees or other contractual protections are recommended with respect to loans made to borrowers in this category. Category 4 also corresponds to Category A3 of the Chilean Superintendency of Banks.

Category 5: “Marginal”	This category includes borrowers with a higher than average risk level. These borrowers have low levels of liquidity and limited debt capacity. They are typically smaller companies than average for their sector or industry and have limited access to financing. Loans to these borrowers require a higher level of monitoring as they are probably unable to survive strong financial or economic crises. Adequate protections, such as of guarantees on real property, are required. Typical borrowers in this category include companies with high debt loads, start-ups, and all others that do not merit a higher classification. Category 5 corresponds to Category B of the Chilean Superintendency of Banks.

Category 5D: “Weak”	This category includes debtors with poor payment history and weak financial condition, but that provide guarantees that result in an estimated loan recovery percentage of at least 97% of amounts due. Category 5D corresponds to Category C1 of the Chilean Superintendency of Banks.

Category 6: “Vigilance”	This category includes debtors under special vigilance. These borrowers have displayed serious deterioration and require constant monitoring. Loans to borrowers in this category require special strategies to either guarantee the amounts due, reduce the bank’s exposure, or terminate the credit relationship. This category includes borrowers with poor payment behavior but that provide guarantees that result in an estimated loan recovery of 81% to 96% of amounts due. Category 6 corresponds to Category C2 of the Chilean Superintendency of Banks.

Category 7: “Vulnerable”	This category includes debtors with serious weaknesses in their business but that provide guarantees that result in an estimated loan recovery of 71% to 80% of amounts due. Category 7 corresponds to Category C3 of the Chilean Superintendency of Banks.

Category 8: “Sub-Standard”	This category includes debtors with serious difficulty in paying the amounts due and for whom the debt is inadequately protected by the capital of the borrower, and the guarantees provided result in an estimated loan recovery of 51% to 70% of amounts due. Category 8 corresponds to Category C4 of the Chilean Superintendency of Banks.

Category 9: “Doubtful”	This category includes debtors for whom serious doubts exist with respect to repayment in the normal course and for which guarantees provided result in an estimated loan recovery of 21% to 50% of amounts due. Category 9 corresponds to Category D1 of the Chilean Superintendency of Banks.

Category 10: “Loss”	This category includes loans to debtors where total loan loss is expected and any guarantees result in an estimated loan recovery of up to 20% of amounts due. Category 10 corresponds to Category D2 of the Chilean Superintendency of Banks.

•	Commercial loans greater than MCh$200, which were considered impaired, were specifically reviewed for impairment in accordance with SFAS 114. The Bank considers all past due loans and loans classified as either 6, 7, 8, 9 and 10 (B-, C or D in 2003 with balances greater than MCh$100) to be impaired loans for the purposes of applying SFAS 114. The allowances for loans losses for these loans were determined based on the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate, or at the fair value of the collateral if the loan was collateral dependent.

•	Commercial loans classified as either 1, 2, 3, 4, 5 and 5D (A or B in 2003) were evaluated collectively for impairment based on management’s best estimate of the probable losses inherent in these loans. The allowance for loan losses for these loans was determined based on an analysis of the results of the Bank’s classification process overtime and the resulting losses experienced on these types of loans updated to reflect current market trends and conditions.

•	Commercial loans with balances under MCh$200 were evaluated collectively for impairment based on management’s best estimate of the probable losses inherent in these loans. The allowance for loan losses for these loans was determined based on historical losses for these types of loans updated to reflect current market trends and conditions and management’s estimate of the probable losses inherent in these loans.

•	Consumer and mortgage loans were evaluated collectively for impairment based on management’s best estimate of the probable losses inherent in these loans. The allowance for loan losses for these loans was determined for (l) delinquent loans based on the amount of past due payments and the related probable loss and (ii) for current loans based on the results of the Bank’s risk matrix model which is used to identify loans with risk factors and estimate the related probable losses.

Management believes that there is no difference between the methodology it uses for Chilean GAAP to determine its allowance for loan losses and the process required by SFAS 114 and SFAS 5. Accordingly, there is no significant difference between the allowance for loan losses for Chilean GAAP and the amount that would be determined in accordance with U.S. GAAP as of December 31, 2005 and 2004. The following table sets forth the additional disclosure required by U.S. GAAP.

	December 31,
	2004	2005
	ThCh$	ThCh$
Impaired loans with an allowance	68,456	60,173
Impaired loans without an allowance	—
Allowance for impaired loans	(3,063)	(2,628)
Average balance for impaired loans	65,608	59,385

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

In addition, under Chilean GAAP any payment received on overdue loans is first applied to reduce the recorded balance of accrued interest receivable, if any, and thereafter is recognized as income to the extent of interest earned but not recorded. Any remaining amount is then applied to reduce the outstanding principal balance. Under U.S. GAAP, any payment received on loans when the collectibility of the principal is in doubt is treated as a reduction of the outstanding principal balance of the loan until such doubt is removed. The effect of the difference in interest recognition on non accrual loans is not material to the Bank’s financial position or results of its operations.

l. Charge-offs and recoveries of loans previously charged-off

As discussed in Note 1 m. of these financial statements, under Chilean GAAP the Bank charges off loans when collection efforts have been exhausted. Under the rules and regulations established by the Chilean Superintendency of Banks, charge-offs must be made within the following maximum prescribed limits:

•	24 months after a loan is past due (3 months for consumer loans) for loans without collateral,

•	36 months after a loan is past due for loans with collateral.

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

m. Effects of conforming to US GAAP

The following is a reconciliation of consolidated net income under Chilean GAAP to consolidated net income determined in accordance with US GAAP. It also includes the adjustments to the movement in Other Comprehensive Income:

	For the years ended (*)
	2003	2004	2005
	MCh$	MCh$	MCh$
Net income in accordance with Chilean GAAP	53,232	52,595	52,633
Loan origination fees and costs (par. 27.1. a)	(5)	41	(60)
Deferred income taxes (par. 27.1. b)	(5,135)	(4,644)	(178)
Investment securities (par. 27.1. d)	7,190	9,029	3,828
Other than temporary impairment (par. 27.1. e)	—	—	(16,508)
Investments in other companies (par. 27.1. f)	(14)	(13)	(7)
Derivative financial instruments (par. 27.1. g)	(972)	(520)	1,151
Business combinations (par. 27.1. h)	4,151	4,260	3,650

Net income in accordance with US GAAP	58,447	60,748	44,509
Other comprehensive income (loss) net of deferred taxes for an amount of MCh$929 MCh$777 and MCh$(174) in 2003, 2004 and 2005
Net unrealized gains (losses) for available for sale securities	(4,598)	(3,796)	850

Comprehensive income in accordance with US GAAP	53,849	56,952	45,359

Accumulated other comprehensive loss net of deferred taxes amounted to MCh$1,298, MCh$5,094 and MCh$4,244 as of December 31, 2003, 2004 and 2005, respectively.

The following is a reconciliation of consolidated shareholders’ equity under Chilean GAAP and under US GAAP:

	For the years ended (*)
	2004	2005
	MCh$	MCh$
Shareholders’ equity in accordance with Chilean GAAP	389,946	407,526
Loan origination fees and costs (par. 27.1. a)	(258)	(318)
Deferred income taxes (par. 27.1. b)	(368)	90
Accrual for mandatory dividends (par. 27.1. c)	(26,298)	(26,316)
Investment securities (par. 27.1. d)	4,050	206
Investments in other companies (par. 27.1. f)	1,656	1,649
Derivative financial instruments (par. 27.1. g)	(1,846)	(695)
Business combinations (par. 27.1. h)	(9,874)	(6,224)

Shareholders’ equity in accordance with US GAAP	357,008	375,918

The following summarizes the changes in shareholders’ equity under US GAAP during the years ended December 31, 2004 and 2005:

MCh$ (*)
Balance at December 31, 2003	326,484
Monetary indexation of dividends paid	(130)
Minimum dividend at year end required by law	(26,298)
Other comprehensive loss for the year	(3,796)
Net income for the year	60,748

Balance at December 31, 2004	357,008
Monetary indexation of dividends paid	(133)
Minimum dividend at year end required by law	(26,316)
Other comprehensive loss for the year	850
Net income for the year	44,509

Balance at December 31, 2005	375,918

(*)	For comparative purposes the amounts for periods ended December 31, 2003 and December 31, 2004, have been restated in Chilean pesos of general purchasing power as of December 31, 2005 (“constant pesos”).

2. Additional disclosure requirements

a. Earnings per share

The disclosure of basic earnings per share and weighted average number of shares outstanding is not required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP.

	2003	2004	2005
Basic and diluted earnings per share-US GAAP (1)	0.258	0.268	0.196
Basic and diluted earnings per share-Chile GAAP (1)	0.235	0.232	0.232
Weighted average number of shares outstanding (in thousands)	226,909,291	226,909,291	226,909,291

(1)	Basic earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. There are no potentially dilutive effects on the earnings of the Corpbanca as it had not issued convertible debt or equity securities.

b. Income taxes

The provision for income taxes charged to income is as follows:

	For the years ended
	2003	2004	2005
	MCh$	MCh$	MCh$
Income tax provision - current under Chilean GAAP	(729)	(5,751)	(9,337)
Other taxes (expense) benefits under Chilean GAAP	(710)	397	208
Effect of deferred income taxes under Chilean GAAP	(765)	(1,392)	(1,601)
US GAAP Adjustments:
Deferred tax for effect of US GAAP adjustments	(5,135)	(4,644)	(178)

Income tax expense under US GAAP	(7,339)	(11,390)	(10,908)

Accumulated other comprehensive income is net of deferred tax asset of MCh$269 at December 31, 2003. Accumulated other comprehensive income is net of deferred tax asset of MCh$1,046 at December 31, 2004. Accumulated other comprehensive loss is net of a deferred tax asset of MCh$872 at December 31, 2005.

Deferred tax assets (liabilities) under US GAAP are summarized as follows:

	For the years ended
	2004	2005
	MCh$	MCh$
Temporary differences
Loan portfolio – overall provision	6,188	6,872
Unearned price difference	1,798	1,466
Forward exchange contracts – fair value adjustment	314	118
Suspended accrual of interest	642	795
Other provisions	467	408
Other	986	454

Total deferred tax assets	10,395	10,113

Fixed asset depreciation	(181)	(188)
Deferred expenses	(1,491)	(1,810)
Forward contracts	(1,318)	(1,240)
Leasing contracts	(1,061)	(2,011)
Others	(28)	(344)
Investment portfolio	(689)	(35)

Total deferred tax liabilities	(4,768)	(5,628)

Net deferred tax assets	5,627	4,485

The US GAAP provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to US GAAP pre-tax income as a result of the following differences:

	For the years ended
	2003		2004		2005
	MCh$		MCh$		MCh$
At statutory Chilean income tax rate	(10,855)	16.5%	(12,263)	17.0%	(9,421)	17.0%
Decrease (increase) in rates resulting from:
Non-taxable income	2,833	(4.3)	—	—	—	—
Other	683	(1.0)	873	(1.2)	(1,487)	2.7

At effective tax rate	(7,339)	11.2%	(11,390)	15.8%	(10,908)	19.7%

c. Investment securities

SFAS 115 requires additional disclosed for investments classified as available-for-sale. Realized gains and losses are determined using the proceeds from sales less the cost of the specific investment sold. SFAS 115 also requires disclosure of the carrying value and market value of securities available-for-sale, which are disclosed in Note 27 1. e. a maturity schedule for debt securities and the proceeds on sale and related gross gains and losses realized on the sale of available-for-sale securities.

In 2003, proceeds from sales of securities available for sale were MCh$2,083,823 with gross realized gains of MCh$22,767 and gross realized losses of MCh$10,839. In 2004, proceeds from sales of securities available for sale were MCh$8,288,832 with gross realized gains of MCh$22,027 and gross realized losses of MCh$11,491. In 2005, proceeds from sales of securities available for sale were MCh$11,066,638 with gross realized gains of MCh$21,493 and gross realized losses of MCh$9,585.

The amortized cost and fair value of securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Amortized costs	Fair value
	MCh$	MCh$
Due in one year or less	97,448	96,416
Due after one year through five years	127,219	125,307
Due after five years through ten years.	124,390	122,524
Due after ten years	18,524	18,221

Total securities	367,581	362,468

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

e. Future minimum operating lease payments

SFAS 13 requires additional disclosures for the future minimum lease payments, which are as follows:

As of December 31, 2005
MCh$
Due within 1 year	1,838
Due after 1 year but within 3 years	2,721
Due after 3 years but within 5 years	1,716
Due after 5 years	2,830

Total future minimum operating lease payments	9,105

A majority of the leases provide for the payment of taxes, maintenance, insurance, and certain other expenses applicable to the leased premises. Many of the leases contain extension provisions.

Rent expenses for 2005, 2004 and 2003 was MCh$1,441, MCh$1,369, and MCh$1,691 respectively.

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

The estimated fair values of financial instruments are as follows:

	As of December 31,
	2004		2005
	Book Value	Estimated fair value	Book Value	Estimated fair value
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	164,312	164,312	73,616	73,616
Financial Investments	548,468	552,517	421,109	421,184
Loans	2,488,511	2,485,617	2,803,923	2,878,274
Derivative financial instruments	7,864	6,018	7,476	6,781

LIABILITIES
Deposits	1,939,833	1,939,519	1,930,639	1,928,120
Chilean Central Bank borrowings	27,048	27,048	3	3
Investments under agreements to repurchase	83,687	83,687	63,428	63,428
Mortgage finance bonds	331,664	332,574	292,737	304,144
Other borrowings	310,064	312,472	483,727	478,137

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

Descriptions of each business segment are as follows:

•	Corporate Banking, Large Companies and Factoring, includes a full range of financial products and services to Corporate companies and large size companies in Chile having annual sales in excess of Ch$60,000 million, and between Ch$6,000 million and Ch$60,000 million, respectively, including commercial loans, working capital lines of credit, trade financing, payment services and short-term and other deposits. Factoring business consists of purchasing customer’ outstanding debt portfolios, such as bills, notes, or contracts, advancing such customers a payment representing the future cash flows from such assets, and then performing the related collection function.

•	Business Banking, Small and Medium-Sized Companies and Leasing, includes a full range of financial products and services to small and medium size companies with annual sales between Ch$600 million and Ch$5,999 million. Leasing: consist of providing leasing services relating to commercial real estate, vehicles, machinery and other items to our customer.

•	Retail banking includes consumer lending, personal loans, automotive financing and credits cards.

•	Treasury and Other which includes primarily the bank’s treasury and hedging activities.

•	Earning of subsidiaries includes non-banking financial services such as brokerage of insurance and securities and asset management.

The following table presents summary information in millions of Chilean pesos related to the Bank’s lines of business for the years ending December 31, 2003, 2004 and 2005.

	Year ended December 31, 2003
	Corporate and Large Companies	Small and Medium Size Companies	Retail Banking	Treasury and Other	Earning of Subsidiaries	Total
	MM$	MM$	MM$	MM$	MM$	MM$
Net interest revenue	15,338	23,503	44,357	15,475	2,855	101,528
Fees and income from services, net	4,010	3,709	6,596	4,277	4,757	23,349
Gain from trading activities	3,005	—	—	8,785	138	11,928
Foreign exchange transactions, net	551	201	1	9,363	—	10,116
Other operating income (expenses), net	(43)	1,348	(149)	(3,083)	(277)	(2,204)
Provision for loan losses	(3,443)	(7,919)	(17,126)	(5,301)	—	(33,789)

Gross Operational margin	19,418	20,842	33,679	29,516	7,473	110,928

Other income and expenses						4,929
Operating expenses						(58,045)
Net loss from price-level restatement						(2,376)

Income before income taxes						55,436

Average Loans	974,874	609,549	387,106	30,951	—	2,002,480
Average Investments	—	—	—	291,250	64,581	355,831

	Year ended December 31, 2004
	Corporate and Large Companies	Small and Medium Size Companies	Retail Banking	Treasury and Other	Earning of Subsidiaries	Total
	MM$	MM$	MM$	MM$	MM$	MM$
Net interest revenue	17,896	22,004	46,309	23,944	5,803	115,956
Fees and income from services, net	3,225	3,324	7,231	(39)	5,792	19,533
Gain from trading activities	2,506	—	—	8,076	(46)	10,536
Foreign exchange transactions, net	476	108	1	2,413	(1,690)	1,308
Other operating income (expenses), net	(86)	1,166	(7,492)	1,013	467	(4,932)
Provision for loan losses	(999)	(5,929)	(14,510)	(5,140)	—	(26,578)

Gross Operational margin	23,018	20,673	31,539	30,267	10,326	115,823

Other income and expenses						5,979
Operating expenses						(55,776)
Net loss from price-level restatement						(6,685)

Income before income taxes						59,341

Average Loans	1,183,601	573,330	488,073	34,701	—	2,279,705
Average Investments	—	—	—	424,050	101,989	526,039

	Year ended December 31, 2005
	Corporate and Large Companies	Small and Medium Size Companies	Retail Banking	Treasury and Other	Earning of Subsidiaries	Total
	MM$	MM$	MM$	MM$	MM$	MM$
Net interest revenue	19,323	24,775	47,041	19,821	5,808	116,768
Fees and income from services, net	2,603	4,129	8,194	435	7,813	23,174
Gain from trading activities	3,222	—	—	6,588	2,098	11,908
Foreign exchange transactions, net	351	89	4	3,622	(2,470)	1,596
Other operating income (expenses), net	(40)	1,731	(9,560)	1,830	606	(5,433)
Provision for loan losses	(482)	(6,970)	(13,158)	(1,991)	—	(22,601)

Gross Operational margin	24,977	23,754	32,521	30,305	13,855	125,412

Other income and expenses						7,696
Operating expenses						(59,188)
Net loss from price-level restatement						(10,557)

Income before income taxes						63,363

Average Loans	1,292,683	673,467	639,287	42,921	—	2,648,358
Average Investments	—	—	—	433,501	110,286	543,787

h. Recent accounting pronouncements

On November 3, 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1, “The Meaning of Other- Than-Temporary Impairment and Its Application to Certain Investments.” This FSP, which is effective for reporting periods beginning after December 15, 2005, replaces the impairment evaluation guidance (paragraphs 10-18) of EITF issue No.03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, with references to existing other-than-temporary (OTT) impairment guidance. The FSP also clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. The adoption of this FSP will not have a material effect on the Bank´s consolidated financial position, results of operations or cash flows.

In December, 2004, the FASB issued Statement on Financial Accounting Standard (“SFAS”) No. 153, “Exchanges of Non-Monetary Assets”. This Statement addresses the measurement of exchanges of non monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No.29, Accounting for Non-monetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. This Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Bank does not believe that this pronouncement will have a material effect on its results of operations, cash flows, or financial position.

In May, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. Accounting Principles Board Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

In accordance with Circular N° 3,345 issued by the Superintendence of Banks and Financial Institutions, effective January 1, 2006 the accounting criteria for valuing financial instruments acquired for negotiation or investment purposes, derivative instruments, hedges and disposals from the financial assets balance sheets, will be amended. The instructions of N° 3,345 will become effective starting with the information at June 30, 2006, with valuation differences arising from prior years’ investments being adjusted directly against the Bank’s equity.

In February 2006, the FASB issued FASB Statement No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments”, an amendment of SFAS 140 and SFAS 133. SFAS 155 permits the Company to elect to measure any hybrid financial instrument at fair value if the hybrid instrument contains an embedded derivative that otherwise would require bifurcation and be accounted for separately under SFAS 133. This statement clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133 and that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event after December 31, 2006.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets - an Amendment of FASB Statement No 140.” SFAS No 156 provides guidance on the accounting for servicing assets and liabilities when an entity undertakes an obligation to service a financial asset by entering into a servicing contract. This statement is effective for all transactions in fiscal years beginning after September 15, 2006.

The Bank does not believe these pronouncements will have a material effect on its results of operations, cash flows, or financial position.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2006

CORPBANCA

By:	/s/ Claudio Chamorro Carrizo
Name: Claudio Chamorro Carrizo
Title: Chief Financial Officer