Form 20-F
period 2006-12-31
CORPBANCA/FI
filed 2007-06-29
CIK 1276671

ANNUAL REPORT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006

As filed with the Securities and Exchange Commission on June 29, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 001-32305

CORPBANCA
(Exact name of Registrant as specified in its charter)

Republic of Chile
(Jurisdiction of incorporation or organization)

Rosario Norte 660
Las Condes
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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

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

ENFORCEABILITY OF CIVIL LIABILITIES

We are a sociedad anónima (corporation) organized under the laws of the Republic of Chile.  Nearly all of our directors or executive officers are not residents of the United States and a substantial portion of our assets are located outside the United States.  As a result, it may be difficult for you to effect service of process within the United States upon such persons or to enforce against them or us in the United States courts, judgment obtained in the United States predicated upon the civil liability provisions of the federal securities laws of the United States.

No treaty exists between the United States and Chile for the reciprocal enforcement of judgments.  Chilean courts, however, have enforced final judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, subject to the review in Chile of the United States judgment in order to ascertain whether certain basic principles of due process and public policy have been respected without reviewing the merits of the subject matter of the case.  If a U.S. court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this judgment in Chile will be subject to the obtaining of the relevant “exequatur” (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law in force at that time, and consequently, subject to the satisfaction of certain factors.  Currently, the most important of these factors are the existence of reciprocity, the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances, the Chilean courts’ determination that the U.S. courts had jurisdiction, that service of process was appropriately made on the defendant and that the defendant was afforded a real opportunity to appear before the court and defend its case and that enforcement would not violate Chilean public policy.

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

ITEM 3.  KEY INFORMATION

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Chile and regulations of the Chilean Superintendencia de Bancos e Instituciones Financieras, or the Chilean Superintendency of Banks, collectively referred to as Chilean GAAP, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Our consolidated financial statements have been translated into English, certain reclassifications have been made and certain subtotals and clarifying account descriptions have been added in order to present them in accordance with requirements of U.S. Securities Act of 1933, as amended, or the Securities Act, and the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. References to Chilean GAAP in this Annual Report are to Chilean GAAP as supplemented by the applicable rules of the Chilean Superintendency of Banks.  See note 27 to our audited consolidated financial statements included herein for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and our consolidated subsidiaries and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2004, 2005 and 2006 and shareholders’ equity as of and for each of the years ended December 31, 2005 and 2006.

Our audited consolidated financial statements as of December 31, 2005 and 2006 and for each of the three years ended December 31, 2004, 2005 and 2006 are referred to herein as our financial statements. Pursuant to Chilean GAAP, unless otherwise indicated, financial data for all full-year periods through December 31, 2006 included in our audited consolidated financial statements and in the other financial information contained elsewhere in this Annual Report have been expressed in constant Chilean pesos as of December 31, 2006.

In this Annual Report, references to “$,” “US$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to pesos, and references to “UF” are to Unidades de Fomento.  The UF is an inflation-indexed, peso-denominated unit that is linked to and adjusted daily to reflect changes in the previous month’s Chilean consumer price index.  As of December 31, 2006 one UF equaled US$34.46 and Ch$18,336.38 and as of June 04, 2007, one UF equaled US$35.56 and Ch$18,639.04 .  See “Item 5. Operating and Financial Review and Prospects.”

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our financial statements or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos based on the Central bank’s exchange rate of Ch$532.07 as of December 31, 2006.  See “—Exchange Rate Information” below.

Unless otherwise specified, all references in this Annual Report (except in our financial statements) to loans are to loans and financial leases before deduction for allowances for loan losses, and, except as otherwise specified, all market share data presented herein are based on information published periodically by the Chilean Superintendency of Banks. Non-performing loans include loans which either principal or interest is overdue, and which do not accrue interest. Past due loans include, with respect to any loan, the amount of principal and interest that is 90 days or more overdue, and do not include the installments of such loan that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan. This practice differs from that normally followed in the United States where the amount classified as past due would include the total principal and interest on all loans which have any portion overdue.  See “Item 4.  Information on the Company—Business Overview—Selected Statistical Information—Classification of Loan Portfolio Based on Borrower’s Payment Performance.”

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

In this Annual Report, all macro-economic data related to the Chilean economy is based on information published by the Central Bank. All market share and other data related to the Chilean financial system is based on information published by the Chilean Superintendency of Banks as well as other publicly available information.  Information regarding the consolidated risk index of the Chilean financial system as a whole is not available.  The Chilean Superintendency of Banks publishes the unconsolidated risk index of the Chilean financial system on a monthly basis.

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

Purchases and sales of foreign currencies which may be effected outside the Formal Exchange Market can be carried out in the Informal Exchange Market.  The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies.  There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate.  On December 31, 2006, the average exchange rate in the Informal Exchange Market was approximately the same as the published observed exchange rate for such date of Ch$534.43 per US$1.00. The average exchange rate in the

Informal Exchange Market is widely used by the public in Chile.  Prior to 2006, Chilean banks used the observed exchange rate as published by the Central Bank for conversion and valuation purposes as specified by the Chilean Superintendency of Banks. In accordance with Circular No. 3,345, during 2006, we began using foreign exchange rates obtained from market information. As of December 31, 2006 the U.S. dollar exchange rate used by us was Ch$532.07 per US$1.00.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for the periods set forth below, as reported by the Central Bank.

	Daily Observed Exchange Rate Ch$ per US$(1)
	Low(2)		High(2)		Average(3)		Period End

2002	Ch$	641.75	Ch$	756.56	Ch$	688.94	Ch$	712.38
2003	593.10		758.21		691.40		599.42
2004	559.21		649.45		609.53		559.83
2005	509.70		592.75		559.77		514.21
2006	511.44		549.63		530.26		534.43
December 2006	524.78		534.43		527.58		534.43
January 2007	532.39		545.18		540.51		545.18
February 2007	535.29		548.67		542.27		538.42
March 2007	535.36		541.95		538.49		539.37
April 2007	527.08		539.69		532.30		527.08
May 2007	517.64		527.52		522.02		527.52
June 2007 (4)	524.30		525.10		524.70		524.30

(1)                                  Nominal figures.

(2)                                  Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)                                  The average of the exchange rates on the last day of each month during the period.

(4)                                 Through June 4, 2007.

The following table sets forth the annual low, high, average and period-end exchange rate for U.S. dollars for the periods under our new policy to calculate our own exchange rate:

	Bank’s Exchange Rate Ch$ per US$1
	Low(2)		High(2)		Average(3)		Period End

2006	Ch$	514.21	Ch$	547.31	Ch$	529.10	Ch$	532.07
December 2006	524.78		534.43		527.81		532.07
January 2007	536.55		544.61		541.03		544.61
February 2007	534.70		548.09		542.00		538.96
March 2007	535.78		541.13		538.48		540.05
April 2007	525.59		539.72		531.52		525.59
May 2007	517.61		527.30		522.06		525.34
June 2007 (4)	524.22		524.82		524.52		524.22

(1)                                  Nominal figures.

(2)                                  Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)                                  The average of the exchange rates on the last day of each month during the period.

(4)                                 Through June 4, 2007.

A.            SELECTED FINANCIAL DATA

The following tables present our selected financial data as of the dates and for  the periods indicated.  You should read the following information together with our audited consolidated financial statements, including the notes thereto, included in this Annual Report and the information set forth in “Item 5. Operating and Financial Review and Prospects.”

The selected consolidated income statement and balance sheet data as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 appearing herein have been derived from our consolidated financial statements which have been audited by Deloitte & Touche Sociedad de Auditores y Consultores Ltda., or Deloitte.

Our audited consolidated income statements for the years ended December 31, 2004, 2005 and 2006, and our audited consolidated balance sheets as of December 31, 2005 and 2006, which we refer to as our financial statements, and the reports of Deloitte thereon, appear elsewhere in this Annual Report.  The selected consolidated income statement data for the years ended December 31, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from financial statements which have been audited by Deloitte and which do not appear elsewhere in this Annual Report.

Our financial statements have been prepared in accordance with Chilean GAAP (including the rules of the Chilean Superintendency of Banks), which differs in certain significant respects from U.S. GAAP. See note 27 to our financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income and shareholders’ equity.  Net income and shareholders’ equity in U.S. GAAP are also included in the selected financial data as a reference.

	As of and for the Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	(in millions of constant Ch$ as of December 31, 2006) (1)					(in thousands of US$) (1) (2)
CONSOLIDATED INCOME STATEMENT DATA

Chilean GAAP
Interest revenue	Ch$ 197,273	Ch$ 168,519	Ch$ 204,462	Ch$ 253,882	Ch$ 247,541	US$ 465,241
Interest expense	(89,079)	(64,859)	(83,630)	(132,664)	(138,616)	(260,522)
Net interest revenue	108,194	103,660	120,832	121,218	108,925	204,719
Provisions for loan losses	(25,103)	(27,695)	(19,165)	(14,122)	(14,666)	(27,564)
Fees and income from services (net)	21,543	23,839	19,944	23,660	28,209	53,017
Other operating income (net)	11,417	20,257	4,616	6,243	(3,915)	(7,357)
Other income and expenses (net)	(19,981)	(1,771)	(1,866)	(1,097)	232	436
Operating expenses	(57,787)	(59,264)	(56,948)	(60,431)	(65,035)	(122,231)
Net loss from price-level restatement	(2,213)	(2,426)	(6,825)	(10,778)	(7,008)	(13,171)
Income before income taxes	36,070	56,600	60,588	64,693	46,742	87,849
Income tax (expense) benefit	1,632	(2,250)	(6,888)	(10,955)	(7,638)	(14,355)
Reversals of voluntary reserves	1,212	—	—	—	—	—
Net income	Ch$ 38,914	Ch$ 54,350	Ch$ 53,700	Ch$ 53,738	Ch$ 39,104	US$ 73,494
Net income per share of common stock	0.17	0.24	0.24	0.24	0.17	0.00032
Dividends per share of common stock (3)	0.09	0.08	0.12	0.12	0.12	0.00023
Dividends per ADS (4)	450	400	600	600	600	1.15
Shares of common stock outstanding (in thousands)	226,909,290.6	226,909,290.6	226,909,290.6	226,909,290.6	226,909,290.6	—

U.S. GAAP
Net interest income (5)	105,981	101,234	109,074	110,439	101,917	191,548
Provisions for loan losses	(20,568)	(22,196)	(15,397)	(11,341)	(13,423)	(25,228)
Amortization of goodwill	—	—	—	—	—	—
Long-term borrowings	365,771	463,589	576,194	704,723	791,396	1,487,391
Net income	53,182	59,674	62,024	45,443	41,725	78,420
Net income per share of common stock (6)	0.29	0.26	0.27	0.20	0.18	0.00034
Net income per ADS (6)	1,450	1,300	1,350	1,000	900	1.69
Weighted average ADS outstanding (in millions)	36	45	45	45	45	—

	As of and for the Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	(in millions of constant Ch$ as of December 31, 2006) (1)					(in thousands of US$) (1) (2)
CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP
Cash and due from banks	153,987	124,994	167,763	75,162	82,177	154,448
Investments	300,294	499,109	559,986	429,862	158,544	297,976
Total loans	1,871,585	2,269,022	2,584,784	2,908,072	3,331,824	6,262,003
Allowances for loan losses	(41,506)	(47,930)	(44,014)	(45,267)	(46,524)	(87,440)
Derivatives	—	—	—	8,066	4,452	8,367
Other assets (7)	152,799	176,386	117,977	153,330	165,349	310,766
Total assets	2,437,159	3,021,581	3,386,496	3,529,225	3,695,822	6,946,120
Deposits	1,449,991	1,754,595	1,980,569	1,971,183	1,977,259	3,716,163
Other interest-bearing liabilities	470,631	678,410	768,266	857,532	919,896	1,728,901
Derivatives	—	—	—	544	4,941	9,286
Shareholders’ equity	332,535	367,601	398,135	416,084	433,249	814,271
U.S. GAAP
Total loans	1,716,347	2,054,771	2,376,652	2,676,777	3,050,476	5,733,223
Allowances for loan losses	(41,506)	(47,930)	(44,014)	(45,267)	(46,524)	(87,440)
Total assets	2,273,797	2,797,674	3,167,419	3,286,823	3,406,749	6,402,821
Shareholders’ equity	305,446	333,371	364,505	383,812	400,934	753,536
Goodwill	—	—	—	—	—	—
SELECTED CONSOLIDATED RATIOS
Profitability and Performance
Net interest margin (8)	5.3%	4.1%	4.1%	3.7%	3.4%	—
Return on average total assets (9)	1.3%	1.6%	1.5%	1.2%	1.1%	—
Return on average shareholders’ equity (10)	18.2%	15.8%	14.6%	13.7%	9.4%	—
Efficiency ratio (consolidated) (11)	40.9%	40.1%	39.2%	40.0%	48.8%	—
Dividend payout ratio (12)	50.0%	50.0%	50.0%	50.0%	75.0%
Capital
Average shareholders’ equity as a percentage of average total assets	7.2%	10.2%	10.1%	9.1%	11.2%	—
Total liabilities as a multiple of shareholders’ equity	6.3	7.2	7.5	7.5	7.5	—
Asset Quality
Allowances for loan losses as a percentage of overdue loans (13)	96.9%	105.8%	122.9%	108.4%	97.2%	—
Overdue loans as a percentage of total loans (13)	2.3%	2.0%	1.4%	1.4%	1.4%	—
Allowances for loan losses as a percentage of total loans	2.2%	2.1%	1.7%	1.6%	1.4%	—
Past due loans as a percentage of total loans (14)	1.7%	1.2%	0.8%	0.9%	0.6%	—
U.S. GAAP
Profitability and Performance
Net interest margin (15)	5.2%	4.0%	3.7%	3.3%	3.2%	—
Return on average total assets (16)	—	2.4%	2.1%	1.4%	1.2%	—
Return on average shareholders’ equity (17)	—	18.7%	17.8%	12.1%	10.6%	—
Asset Quality
Past due loans as a percentage of total loans (14)	1.7%	1.2%	0.8%	0.9%	0.6%	—
OTHER DATA
Inflation rate	2.8%	1.1%	2.4%	3.7%	2.6%	—
Revaluation (Devaluation) rate (Ch$/US$)	(8.6)%	15.9%	6.6%	8.1%	(3.5)%	—
Number of employees	1,759	1,860	1,952	2,159	2,378	—
Number of branches and offices	67	66	63	68	71	—

(1)                                  Except per share data, percentages and ratios, share amounts, employee numbers and numbers of branch offices.

(2)                                  Amounts stated in U.S. dollars as of and for the year ended December 31, 2006 have been translated from pesos at our exchange rate of Ch$532.07 per US$1.00 as of December 31, 2006; for figures in US$ see note 1 to our financial statements.

(3)                                  Represents dividends paid in respect of net income earned in the prior fiscal year.

(4)                                  Each ADS represents 5,000 shares of common stock.

(5)                                  Net interest income and total assets on a U.S. GAAP basis have been determined by applying the relevant US GAAP adjustments to net interest income presented in accordance with Article 9 of Regulation S-X; for figures in US$ see notes 1,  26 and 27 to our financial statements.

(6)                                  Net income per share of common stock in accordance with U.S. GAAP has been calculated on the basis of the weighted average number of shares outstanding for the period.  One ADS equals 5,000 shares of common stock. We do not have outstanding convertible securities and therefore our diluted and undiluted earnings per share are the same.

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

(12)                            Represents dividends divided by net income.

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

From December 31, 1995 to December 31, 2006, our aggregate loan portfolio grew by 638.0% in nominal terms to Ch$3,331,824 million.  Our business strategy seeks to increase our market share by increasing the size of our loan portfolio.  The growth of our loan portfolio (particularly in the lower-middle to middle income consumer and small and medium-sized corporate business segments) may expose us, in an economic downturn, to a higher level of loan losses and require us to establish proportionately higher levels of provisions for loan losses, which will partially offset the increased income that we can expect to receive as the loan portfolio grows.

Our loan portfolio may not continue to grow at the same rate.

There can be no assurance that in the future our loan portfolio will continue to grow at the same or similar rates as the growth rate that we historically experienced.   Average loan growth has, however, remained significant in the last five years.  According to the Chilean Superintendency of Banks, from December 31, 1999 to December 31, 2006, the aggregate amount of loans in the Chilean banking system (on an unconsolidated basis) grew 74.4% in nominal terms to Ch$52,782,245 million as of December 31, 2006.  A reversal of the rate of growth of the Chilean economy could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowance for loan losses.

Increased competition and industry consolidation may adversely affect the results of our operations.

The Chilean market for financial services is highly competitive.  We compete with other Chilean private sector domestic and foreign banks, with BancoEstado (a public-sector bank) and with large department stores that make consumer loans to a large portion of the Chilean population.  The lower-middle to middle income segments of the Chilean population and the small and medium-sized corporate segments have become the target markets of several banks, and competition in these segments is likely to increase.  As a result, net interest margins in these segments have declined.  Although we believe that demand for financial products and services from the lower-middle to middle income consumer market segments and for small and medium-sized companies will continue to grow during the remainder of the decade, our net interest margins may not be maintained at their current levels.  We believe that our principal competitors are Banco de Crédito e Inversiones, or BCI, Banco Bilbao Vizcaya Argentaria, Chile S.A., or BBVA, Banco del Desarrollo, Citibank and Scotiabank Sudamericano, but we also face competition from larger banks such as Banco de Chile and Banco Santander Santiago, among others.

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

The increase in competition within the Chilean banking industry in recent years has led to, among other things, consolidation in the industry.  In 2002 Banco Santiago and Banco Santander-Chile, the then second and third largest private banks in Chile, respectively, merged to become Chile’s largest bank.  In 2002, Banco de Chile and Banco de A. Edwards, then the third and fifth largest private banks in Chile respectively, merged to become the second largest Chilean bank.  In 2004, BCI purchased 99.9% of the shares of Banco Conosur, becoming the third largest private bank in Chile.  Consolidation, which can result in the creation of larger and stronger competitors, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate and increasing our costs of operation.

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

Our results of operations depend to a great extent on our net interest revenue.  In 2004, 2005 and 2006, net interest revenue represented 81.4%, 78.9% and 70.8% of our operating revenues, respectively.  Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest bearing liabilities leading to a reduction in our net interest revenue.  Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors.  Over the period from December 31, 1998 to December 31, 2006, yields on the Chilean government’s 90-day note as reported on those dates moved from 13.49% to 5.10%, with a high of 13.59% in April 1999 and a low of 1.31% in 2004. This benchmark rate began to rise in the latter part of 2005, reaching a high of 4.75% and a low of 2.49% in 2005 and a high of 5.21% and a low of 4.39% in 2006. During the first five months of 2007, this rate reached a high of 5.04% and a low of 4.61%.  In the latter part of 2005 and the first half of 2006, we liquidated a significant portion of our investment portfolio in order to avoid substantial mark-to-market losses relating to our investments in Chilean government and Central Bank bonds, the value of which decreased as interest rates increased.  Any volatility in interest rates could adversely affect our business, our future financial performance and the price of our securities.

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

A substantial amount of our loans are to borrowers doing business in Chile.  Accordingly, the recoverability of these loans in particular, our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile.  The Chilean economy has been influenced, to varying degrees, by economic conditions in other emerging market countries.  Changes in Chilean economic growth in the future or future developments in or affecting the Chilean economy, including further consequences of economic difficulties in Brazil, Argentina and other emerging markets, could materially and adversely affect our business, financial condition or results of operations.

According to data published by the Central Bank, the Chilean economy grew at a rate of 6.0%, 5.7% and 4.0% in 2004, 2005, and 2006, respectively.  Historically, lower economic growth has adversely affected the overall asset quality of the Chilean banking system and that of our loan portfolio.  Below is a detail of the deteriorations and improvements of the unconsolidated risk index of the banks comprising the Chilean financial system according to information published by the Chilean Superintendency of Banks:

Year	Risk Index
October 31, 2002	1.95%
October 31, 2003	1.82%
December 31, 2004	1.99%
December 31, 2005	1.61%
December 31, 2006	1.48%

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

The Chilean government’s economic policies and any future changes in the value of the peso against the U.S. dollar could affect the dollar value of our securities.  The peso has been subject to significant devaluations in the past and could be subject to similar fluctuations in the future. At December 31, 2000, 2001 and 2002, the value of the peso decreased against the U.S. dollar by approximately 8.5%, 14.6% and 8.6%, respectively. However, at December 31, 2003, 2004, and 2005 the value of the peso in relation to the U.S. dollar appreciated in value when compared to the prior year by approximately 15.9%, 6.6%, and 8.1%, respectively.  During 2006, our peso exchange rate experienced a devaluation in respect to the U.S. dollar of approximately 3.5%.

Our results of operations may be affected by fluctuations in exchange rates between the peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate mismatches.  In order to avoid material exchange rate mismatches, we enter into forward exchange transactions.  As of December 31, 2006, our assets in foreign currencies and pesos that contain repayment terms linked to changes in foreign currency exchange rates exceed our equivalent liabilities by Ch$394 million.

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

Trading transactions in Chile of the shares of common stock underlying our ADSs are denominated in pesos.  Cash distributions with respect to our shares of common stock are received in pesos by the depositary, which then converts such amounts to U.S. dollars at the then-prevailing exchange rate for the purpose of making payments in respect of our ADSs.  If the value of the peso falls relative to the U.S. dollar, the dollar value of our ADSs and any distributions to be received from the depositary will be reduced.  In addition, the depositary will incur customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments.

Inflation could adversely affect our financial condition and results of operations.

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past.  High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our results of operations and, indirectly, the value of our securities.  The following table shows the annual rate of inflation (as measured by changes in the Chilean Consumer Price Index, or CPI, and as reported by the Chilean Instituto Nacional de Estadísticas, or the Chilean National Institute of Statistics, during the last five years ended December 31, 2006 and through May 31, 2007).

Year	Inflation (CPI) (in percentages)
2002	2.8%
2003	1.1
2004	2.4
2005	3.7
2006	2.6
2007 (through May 31, 2007)	1.5

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

Pursuant to the Chilean Ley General de Bancos, Decreto con Fuerza de Ley No. 3 de 1997, or the General Banking Law, all Chilean banks, subject to the approval of the Chilean Superintendency of Banks, may engage in certain businesses other than commercial banking depending on the risk associated with such business and the financial strength of the bank.  Such additional businesses include securities brokerage, asset management, securitization, insurance brokerage, leasing, factoring, financial advisory, custody and transportation of securities, loan collection and financial services.  The General Banking Law also applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basle Committee on Banking Regulation and Supervisory Practices and limits the discretion of the Chilean Superintendency of Banks to deny new banking licenses.  There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us, than those currently in effect.  Any change in applicable banking regulations could have a material adverse effect on our financial condition or results of operations.

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

Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards.  See “Item 5. Operating and Financial Review and Prospects—Operating Results—Chilean and U.S. GAAP Reconciliation” and note 27 to our financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as such differences relate to us, and a reconciliation to U.S. GAAP of our shareholders’ equity and net income as of and for each of the years ended December 31, 2005 and 2006.

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

A lack of liquidity in the markets may develop for our ADSs, which would negatively affect the ability of the holders to sell our ADSs or the price at which holders of our ADSs will be able to sell them.  Future trading prices of our ADSs will depend on many factors including, among other things, prevailing interest rates, our operating results and the market for similar securities.

Our common stock underlying the ADSs is listed and traded on the Santiago Stock Exchange and the Chilean Electronic Exchange, although the trading market for the common stock is small by international standards.  As of June 1, 2007, we had 226,909,290,577 shares of common stock outstanding.  The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  In addition, according to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Chilean Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on the Chilean stock exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest.  Such suspension may be extended for up to 120 days.  If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Chilean Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities.  Furthermore, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it is deemed necessary.  These and other factors may substantially limit your ability to sell the common stock underlying your ADSs at a price and time at which you wish to do so.

There can be no assurance that any liquid trading market for our common stock in Chile will continue.  Approximately 42.5% of our outstanding common stock was held by the public as of June 1, 2007.  A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

Certain actions by our principal shareholder may have an adverse effect on the future market price of our ADSs and shares.

As of June 1, 2007, the individual controller of Corp Group Banking S.A. is Mr. Alvaro Saieh Bendeck, who together with his family maintains in an indirect ownership of 57.97% of this company.  In addition, Mr. Alvaro Saieh Bendeck with his spouse are indirect holders of 100% of the ownership rights of Compañía Inmobiliaria y de Inversiones Saga S.A. The sale or disposition by Mr. Saieh Bendeck of our shares or ADSs that he indirectly owns, or the perception in the marketplace that such a sale or disposition may occur, may adversely affect the trading price of our shares on the Santiago Stock Exchange and, consequently, the market price of the ADSs.

You may be unable to exercise preemptive rights.

The Ley Sobre Sociedades Anónimas, Ley No. 18,046 and the Reglamento de Sociedades Anónimas, which we refer to collectively as the Chilean Corporations Law, and applicable regulations require that whenever we issue new common stock for cash, we grant preemptive rights to all of our shareholders (including holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage.  Such an offering would not be possible unless a registration statement under the Securities Act were effective with respect to such rights and common stock or an exemption from the registration requirements thereunder were available.

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

We are organized under the laws of Chile, and nearly all of our directors, officers and controlling persons reside outside the United States.  In addition, all or a substantial portion of our assets are located in Chile.  As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws.  There is doubt as to the enforceability against such persons in Chile, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

We are a sociedad anónima (corporation) organized under the laws of the Republic of Chile and licensed by the Chilean Superintendency of Banks to operate as a commercial bank.  Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile.  Our telephone number is 56-2-687-8000 and our website is www.corpbanca.cl. Our agent in the United States is Josef Menajem Rebalski Hasson, located at 845 Third Avenue, 5th Floor, New York, NY 10022-6601. Information set forth on our website does not constitute a part of this Annual Report.  CORPBANCA and all our subsidiaries are organized under the laws of Chile.  The terms “CORPBANCA,” “we,” “us” and “our” in this Annual Report refer to CORPBANCA together with its subsidiaries unless otherwise specified.

History

CORPBANCA is Chile’s oldest currently operating bank.  We were founded as Banco de Concepción in 1871 by a group of residents of the City of Concepción, Chile, led by Aníbal Pinto, who would later become President of Chile.  In 1971, Banco de Concepción was transferred to a government agency, Corporación de Fomento de la Producción (the Chilean Corporation for the Development of Production, or CORFO).  Also in 1971, Banco de Concepción acquired Banco Francés e Italiano en Chile, which provided for the expansion of Banco de Concepción into Santiago.  In 1972 and 1975, the bank acquired Banco de Chillán and Banco de Valdivia, respectively.  In November 1975, CORFO sold its shares of the bank to private business persons, who took control of the bank in 1976.  In 1980 the name of the bank was changed to Banco Concepción.  In 1983, control of Banco Concepción was assumed by the Chilean Superintendency of Banks.  The bank remained under the control of the Chilean Superintendency of Banks through 1986, when it was acquired by Sociedad Nacional de Minería (the Chilean National Mining Society, or SONAMI).  Under SONAMI’s control, Banco Concepción focused on providing financing to small- and medium-sized mining interests, increased its capital and sold a portion of its high-risk portfolio to the Central Bank.  Investors led by Mr. Alvaro Saieh Bendeck purchased a majority interest of Banco Concepción from SONAMI in 1996.  For over 18 years, Mr. Saieh Bendeck has directed the acquisition, creation and operation of a number of commercial banks, mutual fund companies, insurance companies and other financial entities in Chile and other parts of Latin America.

Following our acquisition in 1996, we began to take significant steps to improve our credit risk policies, increase operating efficiency and expand our operations.  These steps included applying stricter provisioning and charge-off standards to our loan portfolio, cost cutting measures and technological improvements.  We also changed our name to CORPBANCA and hired a management team with substantial experience in the Chilean financial services industry.  Several of our senior officers, prior to joining CORPBANCA, were employed by Banco Osorno prior to its merger with Banco Santander-Chile in 1996.  In addition, we significantly expanded our operations in 1998 through the acquisition of the Consumer Loan Division of Corfinsa (which was formerly a consumer loan division of Banco Sudamericano, currently Scotiabank Sudamericano) and the finance company Financiera Condell S.A.  In November 2002, we completed the largest equity capital-raising transaction in Chile in that year, providing us with Ch$111,732 million (approximately US$153 million using the exchange rate that was in effect as of December 31, 2002) in capital to help implement our growth strategies.  We continue to consolidate our information technology systems into a single, integrated platform, Integrated Banking System, or IBS, a central information system that replaced a number of systems, providing us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each product and client segment.

As a result of the steps we have taken since the 1996 acquisition, we have developed a number of significant competitive strengths that we believe will continue to contribute to our growth potential.  These include operating efficiencies, improved asset quality, an experienced management team, and a strong technological infrastructure. From 1996 to 2005, we were one of the fastest-growing banks in Chile in terms of loan portfolio size. As of December 31, 2005, 2006 and the first 5 months in 2007, our total loan portfolio has been growing at approximately the same pace as the average loan portfolio growth rate in the Chilean banking sector. However, as of December 31, 2005 and 2006 and the first 5 months in 2007, our retail loan portfolio has been one of the fastest

growing banks in Chile in terms of loan portfolio growth.    In addition, our asset quality, as reflected by our risk index and our risk classification by the Chilean Superintendency of Banks, is comparable to that of our principal competitors, and our capitalization places us in a strong position among Chilean banks in terms of ability to fund growth.  In recent years, our cost of funding has decreased as a result of improvements in our ratings.  We believe that these strengths position us well for continued growth in the Chilean financial services industry.

As of December 31, 2006, our loan portfolio amounted to Ch$3,331,824 million, as compared to Ch$432,487 million as of December 31, 1995, representing 638.0% growth in nominal terms (435.2% in real terms).  In 2006, our consolidated efficiency ratio (operating expenses as a percentage of operating revenue which is the aggregate of net interest revenue, fees and income from services (net) and other operating income (net)) was 40.0%, which represents a significant improvement over our unconsolidated efficiency ratio of 81.3% for 1995 (when we were not required to present consolidated financial statements).  In addition, during the period from 1995 through 2006, our return on average total assets increased from 0.5% to 1.1% as of December 31, 2006.

As of December 31, 2006, we had total assets of Ch$3,695,822 million (approximately US$6,946.1 million) and shareholders’ equity (excluding net income for the year to date) of Ch$394,145 million (approximately US$740.8 million).  Our net income for 2006 was Ch$39,104 million (approximately US$73.5 million), our return on average total assets was 1.1% and our return on average shareholders’ equity was 9.4%.

Capital Expenditures

The following table reflects our capital expenditures in each of the three years ended December 31, 2004, 2005, and 2006:

	For the Year Ended December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)

Land and buildings	Ch$	77	Ch$	312	Ch$	291
Machinery and equipment	87		93		980
Furniture and fixtures	1,636		1,289		1,579
Vehicle	—		55		—
Other	673		539		267
Total	Ch$	2,473	Ch$	2,288	Ch$	3,117

As of May 31, 2007, capital expenditures totaled Ch$43 million which was mainly due to the purchase of telecommunications and computer equipment, and renovation of branches. Additionally, we have opened four new Banco Condell branches and are currently in the process of opening two more branches. These branches are located in different regions of Chile. Capital expenditures are financed through our own funds.

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

Increase operating efficiency through technological advances

We seek to increase operating efficiency by continuing to reduce costs, broadening our array of distribution channels and enhancing our distribution network through the adoption of cost-saving technologies.  We continue to update our branch operations to allow for an increased level of customer “self-help.” We are also working to increase use of internet banking by our customers.  Currently, our customers are able to obtain account information, make bill payments, transfer funds and perform other transactions through our internet site.  We have implemented a central information system that provides us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each product and client segment. This system has resulted in additional cost savings.  Furthermore, we have implemented a management information system, or MIS.  Through this tool we are able assess the profitability of our customer relationships by analyzing and monitoring our customers, products, branches and divisions individually or as a whole.  We believe that these tools along with other technological advances will continue to improve our cost structure by minimizing the number of transactions that are initiated through our traditional branch network while at the same time responding to our customers’ evolving needs.

Actively manage risk exposure

We have a dedicated risk management team that focuses on monitoring risks across all areas of our business.  Our credit committee meets weekly to review and approve or decline new credit proposals.  We intend to continue to maintain what we believe to be conservative credit approval standards and reserve policies, enabling us to minimize the risk of ultimate loss.  As of December 31, 2006, we had allowances for loan losses of Ch$46,524 million, representing 1.4% of total loans, charge-offs for 2006 of Ch$19,450 million, representing 0.6% of average loans for the period, and direct charge-offs for 2006 of Ch$700 million, representing 0.02% of average loans for 2006.

B.            BUSINESS OVERVIEW

Principal Business Activities

We provide a broad range of commercial and retail banking services to our customers.  In addition, we provide financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through our subsidiaries.  The following chart sets forth our principal lines of business:

(1)        Also see “Item 5. Operating and Financial Review and Prospects—Operating Results” for a financial summary of our lines of business as of December 31, 2004, 2005 and 2006.

(2)        New subsidiary (Corplegal S.A.) as of January 26, 2007.

As of December 31, 2006, we had a nationwide network of 71 branches in Chile, including 27 operating under the CORPBANCA name, 23 operating under the Banco Condell name, and 21 integrated branches, which operate under both the CORPBANCA and Banco Condell names.  In addition, as of December 31, 2006, we owned and operated 102 ATMs in Chile, and our customers have access to over 4,200 ATMs in Chile through our agreement with Redbanc S.A., or Redbanc.  We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients.

The following table provides information on the composition of our loan portfolio and other revenue-producing assets as of December 31, 2005 and 2006:

	As of December 31,
Loan/Asset Category	2005		2006		Variation		Variation (%)
	(in millions of constant Ch$ as of December 31, 2006)

Commercial loans
General commercial loans	Ch$	1,330,277	Ch$	1,507,219	Ch$	176,942	13.3%
Foreign trade loans	215,041		236,999		21,958		10.2
Interbank loans	30,641		20,006		(10,635)		(34.7)
Leasing contracts	214,334		226,596		12,262		5.7
Factored receivables	61,259		71,550		10,291		16.8
Other outstanding loans	125,220		186,249		61,029		48.7
Subtotal commercial loans	1,976,772		2,248,619		271,847		13.8

Mortgage loans
Residential	113,220		157,657		44,437		39.2
Commercial	201,241		189,115		(12,126)		(6.0)
Subtotal mortgage loans	314,461		346,772		32,311		10.3

Consumer loans	360,021		435,970		75,949		21.1
Past due loans
Commercial loans	15,535		8,550		(6,985)		(45.0)
Residential mortgage loans	8,950		9,070		120		1.3
Consumer loans	1,038		1,495		457		44.0
Past due loans	25,523		19,115		(6,408)		(25.1)
Subtotal	2,676,777		3,050,476		373,699		14.0

Contingent loans (1)	231,295		281,348		50,053		21.6
Total loans (2)	Ch$	2,908,072	Ch$	3,331,824	Ch$	423,752	14.6%

(1)                                  For purposes of loan classification, contingent loans are considered as commercial loans.

(2)                                  All of the above categories except mortgage loans, past due loans and contingent loans are combined into “Loans” as described in “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

Commercial Banking

In October 2006, commercial banking was reorganized to provide a more specialized service to our commercial clients. The former Enterprise Division was renamed and separated into two business areas: Large Companies and Corporate Division, and Companies Division.  In the 1996-2006 period, loans made to businesses, including commercial loans, trade finance, leasing agreements and contingent loans, experienced significant growth.  As of December 31, 2006, we had aggregate commercial loans outstanding (including leasing, factoring, commercial mortgage and commercial past due loans) in the amount of Ch$2,727,632 million, comprising 81.9% of our total loan portfolio.

Large Companies and Corporate Division.  This division serves businesses with annual sales in excess of US$10 million. Additionally, this division is divided into two business areas with the Corporate business area providing services to clients with annual sales in excess of US$ 100 million and our Large Companies business area providing services to clients with annual sales between US$ 10 million and US$ 100 million. As of December 31, 2006, we had 762 Large Companies and Corporate banking customers.

Our Large Companies business area offers clients a broad range of services tailored to fit their specific needs. These services include deposit-taking and lending in both pesos and foreign currencies, trade financing, general commercial loans, working capital loans, letters of credit, interest and exchange rate insurance and cash flow management, among others.

Our Corporate business area is focused on offering its clients a broad range of products, including working capital loans, credit lines, financial services, special advisory services, trade finance, syndicated loans and currency forwards.

Companies Division.  Our companies division provides services to businesses with annual sales of less than US$10 million. The area serves small and medium-sized businesses and our factoring and leasing clients. Greater detail of each of these business areas is provided in the paragraphs found below:

Our small and medium-sized companies business area offers our customers a broad range of financial products, including general commercial loans, working capital loans, trade finance, on-lending of financing originated by CORFO, overdraft credit lines, letters of credit, and mortgage loans.  We believe that the close relationships we have developed with our small and medium-sized business customers over the years provide us with a significant competitive advantage in this business area. As of December 31, 2006, we had approximately 6,100 small and medium-sized company loan customers.

Our leasing business area consists of providing leasing services relating to commercial real estate, vehicles, machinery and other items to our customers.  As of December 31, 2006, we had a total outstanding balance under the lease contracts in our leasing division of Ch$226,596 million, comprising 6.8% of our total loan portfolio.

Our factoring business area consists of purchasing outstanding debt portfolios, such as bills, notes or contracts, advancing a payment representing the future cash flows from such assets, and then performing the related collection function.  As of December 31, 2006, we had total factoring loans outstanding of Ch$71,550 million, representing 2.2% of our overall loan portfolio.

Retail Banking

Our retail banking strategy is to focus on meeting the financial services needs of individuals in Chile, which traditionally have had relatively low levels of interaction with banks and other financial services institutions and, accordingly, represent a significant prospect for future growth for us.  Our retail banking division serves retail customers across all income levels.  As of December 31, 2006, our retail banking division administrated loans with an annual average balance of Ch$820,283 million.

We also provide time deposits and savings accounts in pesos, Euros, UF and U.S. dollars, with a minimum term of 30 days and a minimum amount of Ch$500,000 or, for foreign-currency accounts, US$10,000 or the equivalent.  We also offer traditional savings accounts with funds available for immediate withdrawal, including certain specialized accounts such as a home savings account.  As of December 31, 2006, we administered deposit accounts other than checking accounts for approximately 30,000 customers.

Successive interest rate reductions by the Central Bank as well as our commercial efforts for 2006 have enabled us to regain positive growth in our consumer loan portfolio, which, after decreasing 4.8% from 2000 to 2001, increased 14.9% in 2002, 19.2% in 2003, 28.3% in 2004, 18.7% in 2005 and 13.2% in 2006

Our retail services are organized into two areas:  traditional retail and private banking services and lower income retail banking services.

Traditional and Private Banking.

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

In 2002 we began to provide our “CORPBANCA Privada” Private Banking services to high income and high net worth individuals on an invitation-only basis. Each client under this program is provided with a relationship officer who oversees the client’s entire relationship with us across all product lines. As of December 31, 2006, we had 2,990 “CORPBANCA Privada” clients.

We offer the following products and services, among others, to our banking customers:

Checking and Deposit Accounts.  Our main checking account product is our “Integral” checking account, through which customers are provided with a package of services including ATM cards, a credit line, Visa, MasterCard, American Express credit card with credit levels established pursuant to the creditworthiness of the individual, fraud insurance and access to internet and telephone banking.

Credit and Debit Cards.  We issue Visa, MasterCard and American Express credit cards to our individual clients.  In addition to traditional cards, we offer cards issued under certain specialized customer loyalty programs and tailor our marketing of credit card services to different groups based on personal income.  Annual fees are charged to those customers who do not hold “Integral” accounts with us.  As of December 31, 2006, our traditional retail banking division had 95,643 valid credit card accounts. We believe that, in addition to the other banks that operate in Chile, our main competitors in the credit card business are department stores and other non-banking businesses involved in the issuance of credit cards.

We also offer debit cards, which can be used for banking transactions at ATMs operating on the Redbanc network, as well as at retailers associated with the Redcompra program.

Mortgage Loans.  We offer two types of mortgages: residential mortgages for the purchase of new and existing homes (including refinancing of existing residential mortgages) and other mortgages, which are loans for other purposes secured by real property owned by the customer.  Our UF denominated mortgage loans generally have maturities between five and 30 years.  During 2007 we were the first bank to offer mortgage loans denominated in pesos with maturities between 5 and 12 years. In order to reduce our exposure to interest rate fluctuations and inflation with respect to our residential mortgage UF denominated portfolio, the majority of these mortgages are funded through the issuance by us of mortgage finance bonds in the Chilean financial market, which bear a real market rate of interest plus a fixed spread over the rate of variation of the UF; regarding our mortgage portfolio denominated in pesos, we reduce our exposure to interest rate fluctuations and inflation through our growth in checking accounts and through liabilities denominated in pesos with durations of 2 to 5 years. Chilean banking regulations limit the amount of a residential mortgage loan that may be financed with a mortgage finance bond to 75% of the lesser of (a) the purchase price of the property securing the loan and (b) the appraised value of such property.  In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after-tax monthly income.

We continue to increase our marketing efforts relating to our mortgage services. Our market penetration for mortgage products has historically been lower than our overall Chilean market share for all banking products, which as of December 31, 2006 was 6.3% (on an unconsolidated basis and net of interbank loans). Historically this disparity has been due to the relatively high and non-competitive rates on our mortgage products. However, our strategy and recent results have made it possible for us to decrease our financing costs throughout time and, therefore, offer more competitive rates and terms. Accordingly, our market share of mortgage products has grown from 2.5% as of December 2005 to 3.2% as of December 2006. We intend to continue to grow in this market.

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

Lower Income Retail Banking

In 2006, we re-branded our lower income retail banking business under the new name Banco Condell (formerly Bancondell). The importance of the re-branding is that we are now able to offer these customers a wider variety of products. Under the “Banco Condell” brand, we offer, among others, consumer lending, credit card services, mortgage loans, insurance, and time deposits to the traditionally underserved low-to-middle income segments of the Chilean population. Banco Condell represents a distinct delivery channel for our products and it maintains a separate brand identity and branch network. In this segment we compete with the consumer divisions of other banks as well as certain consumer credit providers, including department stores.

Improved economic conditions in Chile over the past decade have resulted in an increased demand for consumer credit by low- to middle-income individuals, whom we classify as persons with annual income between Ch$1.2 million and Ch$7.2 million. Many of these individuals have not had prior exposure to banking products or services. Through Banco Condell, we focus on developing and marketing products specifically oriented to individuals in this segment of the population while introducing them to the banking sector. We offer, among others, the following products and services to our lower income retail banking-Banco Condell customers:

Consumer Loans.  We offer personal loans under the Banco Condell brand, including personal debt consolidation loans. These loans are generally denominated in pesos and repayable through equal monthly installments. Life and unemployment insurance are mandatory in connection with these loans.

Credit Cards.  Under the Banco Condell brand, we provide “classic” Visa and MasterCard credit cards, which require the payment of an annual fee. As of December 31, 2006, we had 23,161 credit card accounts through Banco Condell. We believe that, in addition to the other banks that operate in Chile, our main competitors in the credit card business are department stores and other non-banking businesses involved in the issuance of credit cards.

Mortgage Loans.  Under the Banco Condell brand, we offer mortgage loans for the purchase of new and existing homes denominated in UF. In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after-tax monthly income.

Treasury and International Division

The Treasury and International Division specializes in financial management and is largely responsible for funding and liquidity as well as management of gaps on the balance sheet.

The International area manages all international foreign-currency denominated loans, with the exception of those loans that are guaranteed by a Chilean company or individual. All domestic foreign-currency denominated loans are managed by the respective segment within our commercial division. As of December 31, 2006 we had the equivalent of US$7.3 million in foreign currency-denominated loans outstanding granted to third parties outside of Chile. This area is also responsible for obtaining foreign currency-denominated lines of credit from financial institutions outside Chile. As of December 31, 2006, we had the equivalent of US$1,371 million in credit lines available to us from 48 financial institutions located in the United States, Canada, Germany, England, Austria, France, Italy, Netherlands, Japan, Australia and other countries, a 6% increase over the amount available under lines of credit from international sources available as of December 31, 2005.

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

The following table sets forth certain financial information with respect to our financial services subsidiaries as of December 31, 2005 and 2006, in millions of pesos. Amounts relating to intercompany transactions have not been removed for purposes of this table.

	As of and for the year ended December 31, 2005			As of and for the year ended December 31, 2006
	Assets	Shareholder’s Equity	Net Income	Assets	Shareholder’s Equity	Net Income
	(in millions of Ch$ as of December 31, 2006)

Corpbanca Corredores de Bolsa S.A.	Ch$ 84,659	Ch$ 16,732	Ch$ 3,762	Ch$ 76,171	Ch$ 18,599	Ch$ 1,923
Corpbanca Administradora General de Fondos S.A.	3,853	2,955	1,353	4,444	3,518	1,914
Corpbanca Corredores de Seguros S.A.	2,679	2,389	2,334	3,787	2,869	2,810
Corpbanca Asesorías Financieras S.A.	447	412	255	317	233	78

Insurance Brokerage.  In accordance with our strategy of expanding the breadth of financial services that we offer, our subsidiary Corpbanca Corredores de Seguros S.A., or CCS, offers a full line of insurance products.  Many of these products complement the various banking and loan services that we provide, such as unemployment insurance in connection with personal loans and insurance in connection with mortgage lending.  Through CCS we also provide non credit-related insurance to existing clients and the general public.  For the years ended December 31, 2005 and 2006, CCS had net income of Ch$2,334 million and Ch$2,810 million, respectively.  CCS had total assets of Ch$2,679 million as of December 31, 2005 and Ch$3,787 as of December 31, 2006.

Financial Advisory Services.  Corpbanca Asesorías Financieras S.A., or CAF, is the investment banking subsidiary of CORPBANCA.  CAF provides a broad range of financial advisory services to a variety of corporations and government agencies, including those services related to debt restructurings, mergers and acquisitions, privatizations and company valuations.  For the years ended December 31, 2005 and 2006, CAF had net income of Ch$255 million and Ch$78 million, respectively. CAF had total assets of Ch$447 million as of December 31, 2005 and Ch$317 million as of December 31, 2006.

Asset Management.  We incorporated Corpbanca Administradora General de Fondos S.A., or CAGF, to complement banking services offered to individual and corporate clients. CAGF’s current function is to manage mutual fund assets for its clients in fixed and variable income instruments in both the local and foreign markets. For the years ended December 31, 2005 and 2006, CAGF had net income of Ch$ 1,353 million and Ch$1,914 million, respectively.  CAGF had total assets of Ch$3,853 million as of December 31, 2005 and Ch$4,444 million as of December 31, 2006.  As of December 31, 2006, CAGF managed 18 mutual funds including fixed income funds and had a total assets under management amounting to Ch$204,916 million.  In order to grow our CAGF business, we intend to continue to offer new types of mutual funds tailored to our clients’ needs.

Securities Brokerage Services.  Our subsidiary Corpbanca Corredores de Bolsa S.A., or CCB, is a member of the Santiago Stock Exchange and is registered with the Chilean Superintendency of Securities and Insurance as a securities broker.  CCB’s primary activities are providing broker services in equities and fixed income securities, foreign currency exchange trading and proprietary trading.  CCB’s net income was Ch$3,762 million, and Ch$1,923 million for 2005 and 2006, respectively.  As of December 31, 2006, CCB had assets under custody of Ch$136,397 million.  In 2006, 10.8% of CCB’s revenues were from providing brokerage services to clients, 37.6% were derived from foreign currency trading and 51.6% were derived from CCB’s proprietary trading operations, primarily of fixed income securities.

Legal Advisory Services. The Chilean Superintendency of Banks granted us authorization for the creation of our subsidiary Corplegal S.A., or Corplegal, on January 26, 2007. Corplegal will exclusively address all legal advisory services required by Corpbanca, its subsidiaries and/or their clients.

Distribution Channels, Electronic Banking and Technology

Our distribution network provides integrated financial services and products to our customers through several diverse channels, including ATMs, branches, internet banking, and telephone banking.  We owned and operated 102 ATMs throughout Chile as of December 31, 2006, and are connected to over 4,200 ATMs through the Redbanc network.  These ATMs allow customers to conduct self-service banking transactions during banking and non-banking hours.

As of December 31, 2006, we operated through 71 branches in Chile, which include 27 branches operating under the CORPBANCA name, 23 branches operating under the Banco Condell name, and 27 integrated branches which operate under both the CORPBANCA and Banco Condell names.  Consistent with our growth strategy, we plan to open approximately sixteen additional branches by the end of 2007.  The branch system serves as the main distribution network for our full range of products and services.

We offer internet banking to our customers 24 hours a day through our password-protected internet site, www.corpbanca.cl.  Our internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments.  As of December 31, 2006, we had over 32,000 customers with activated internet passwords, allowing them to access our internet banking services.  In December 2006, 1,489,602 transactions were performed on our internet site, of which 35,891 were fund transfers, representing 2.41% of all financial transactions performed by our customers during the month.  We are a member of the Sociedad Interbancaria de Transferencias Electrónicas S.A., an organization that facilitates electronic banking transactions on behalf of our customers as well as other Chilean banks.  We also provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

We have developed a specialized internet-based service designed to facilitate and optimize the financial management of our commercial customers.  This service, which we market under the name “Cash Management,” includes services such as payroll support and payments to suppliers.

We have entered into several service and lease agreements with IBM de Chile S.A.C., which provides us with the computer hardware and network buildout that we use in our headquarters and branch offices.  We have entered into a software consulting and development agreement with Datapro, Inc., which provides consulting and development for the IBS.

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors.  The most significant sector, commercial banking, includes a number of privately-owned banks and one public sector bank, BancoEstado (which operates within the same legal and regulatory framework as the private sector banks).  The private sector banks include those that are Chilean-owned, i.e., controlled by a Chilean entity, as well as a number of foreign-owned banks which are operated in Chile but controlled by a foreign entity.  The Chilean banking system is comprised of 25 private sector banks and one public sector bank.  Three private sector banks along with the state-owned bank together accounted for 65.9% of all outstanding loans by Chilean financial institutions as of December 31, 2006:  Banco Santander Santiago (22.8%), Banco de Chile (18.4%), BCI (12.7%) and BancoEstado (controlled by the Chilean government) (13.5%).  All of the privately owned Chilean banks together accounted for 84.6%, the foreign-owned banks for 2.1%, and BancoEstado for 13.3% of the total loans outstanding in the Chilean financial system.  All market share statistics in this paragraph are presented according to the Chilean Superintendency of Banks on an unconsolidated basis.

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

In 1997, Banco Santander absorbed the operations of Financiera Fusa.  In September 1998, Banco Bilbao Viscaya (BBV) de España, subscribed a capital increase of Bank Bhif, thus controlling 55% of the bank.  In 1998, we acquired the assets of Corfinsa, which pertained to the consumer loan division of Banco Sudamericano, and then acquired the Financiera Condell S.A., a finance company.  In 1999, Citibank acquired Atlas financial company.  In July 1999, Bank of Nova Scotia acquired control of Banco Sudamericano, by increasing its interest from 28.0% to 60.6%, and in late 2001 changed its name to Scotiabank Sudamericano.  In early 2001, the Luksic group (which controlled Banco Edwards since 1999) acquired control of Banco de Chile, merging both banks in January 2002.  In January 2004, Banco de Crédito e Inversiones acquired 99.9% of Banco Conosur. In early 2007, Itaú Holding Financiera S.A. acquired 100% of BankBoston Chile and authorized the sale of Banco Internacional to Inversiones del Rosario S.A..

In recent years, several applications for banking licenses have been filed before the Chilean Superintendency of Banks.  In 2000, Deutsche Bank initiated operations in Chile.  During 2001, the Chilean Superintendency of Banks authorized the formation of Banco HNS, which is oriented to small and medium sized businesses through leasing and factoring financing.  In the same year, the Chilean Superintendency of Banks authorized the creation of Banco Monex, which is also oriented to small and medium sized businesses through trade finance, exchange transactions and financial derivatives.  In 2001, Falabella, a Chilean department store, received authorization to commence its banking operations, which are primarily linked to its consumer credit business.  In May 2002, Banco Ripley initiated operations of consumer loans to mid to low-income individuals.  In September 2002, Financiera Conosur filed an application with the Chilean Superintendency of Banks to request its corporate conversion into a bank, which took place in 2003.  In July 2003, Banco Paris, linked to the Almacenes Paris department store, was authorized to initiate operations.  In 2004, Grupo Penta, linked to former shareholders of Banco de Chile, received a banking license for a new bank named “Banco Penta”, which has been operating ever since.  It is expected that the trend to create niche banks will continue. In addition, the Chilean Superintendency of Banks authorized HSBC Bank Chile to convert its branch into a subsidiary bank and authorized the purchase of HNS Banco by Rabobank.

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

Loans

As of December 31, 2006, our consolidated loan portfolio net of allowances for loan losses of Ch$3,285,300 million (approximately US$6,174 million) was the fifth largest among private Chilean banks (sixth place among all banks operating in Chile).  Our unconsolidated loan portfolio represented 6.3% of the market for loans in the Chilean financial system (comprising all commercial banks) as of such date.  During 2004, our unconsolidated loan portfolio grew by 13.9%, compared to an increase of 10.2% in the average market loan portfolio, while during 2005, our unconsolidated loan portfolio grew by 12.5%, compared to an increase of 14.4% in the average market loan portfolio. As of December 31, 2006, our unconsolidated loan portfolio grew by 14.7%, compared to an increase of 15.4% in the average market loan portfolio.

The following table sets forth the aggregate outstanding loans for us and the seven other private sector banks with the largest market shares in Chile as of December 31 in each of the last three years:

	Bank Loans(1)(2)
	As of December 31,
	2004		2005		2006
Banco Santander Santiago	Ch$	9,096,819	Ch$	10,352,259	Ch$	11,759,586
Banco de Chile	7,057,709		8,268,358		9,503,886
Banco de Crédito e Inversiones (BCI)	4,650,116		5,652,184		6,544,576
BBVA	3,098,003		3,654,331		4,281,059
CORPBANCA	2,584,784		2,908,446		3,331,824
Banco del Desarrollo	1,494,991		1,728,924		2,061,520
Scotiabank Sudamericano	1,228,881		1,238,630		1,300,635
Citibank	897,931		860,257		1,033,168
Others	9,908,777		11,111,621		12,965,992
Total	Ch$	40,018,011	Ch$	45,775,010	Ch$	52,782,246

Source:  Chilean Superintendency of Banks.

(1)                                  The information in this table is presented on an unconsolidated basis (taking into account only each entity’s banking operations).

(2)                                  All amounts stated in this table are in millions of constant Ch$ as of December 31, 2006.

Deposits

We had deposits of Ch$1,977,259 million (approximately US$3,716 million) (consolidated) as of December 31, 2006, which consisted of our checking accounts, other demand liabilities, saving accounts, time deposits and other commitments.  In unconsolidated terms, our 4.8% of the market for deposits and other obligations as of such date ranks us in fifth place among private sector banks in Chile.

The following table sets forth the aggregate deposits for us and the seven other private sector banks with the largest market share as of December 31 in each of the last three years:

	Bank Deposits and Other Obligations (1)(2)
	As of December 31,
	2004		2005		2006
Banco Santander Santiago	Ch$	7,448,412	Ch$	8,729,636	Ch$	10,107,256
Banco de Chile	5,802,244		6,690,682		8,225,214
Banco de Crédito e Inversiones (BCI)	3,940,250		4,744,739		5,596,822
BBVA	2,822,661		3,056,317		3,550,784
CORPBANCA	1,979,589		2,119,182		2,158,829
Scotiabank Sudamericano	1,106,673		1,060,263		1,067,042
Citibank	1,024,439		999,705		1,057,166
Banco del Desarrollo	937,732		1,148,199		1,240,201
Others	9,643,127		11,165,591		12,229,873
Total	Ch$	34,705,127	Ch$	39,714,114	Ch$	45,233,187

Source:  Chilean Superintendency of Banks.

(1)                                  The information in this table is presented on an unconsolidated basis (taking into account only each entity’s banking operations).

(2)                                  All amounts stated in this table are in millions of constant Ch$ as of December 31, 2006.

Shareholders’ Equity

With Ch$394,145 million (approximately US$741 million) in shareholders’ equity (excluding net income), we were the fourth largest commercial bank in Chile by this measure as of December 31, 2006.

The following table sets forth the level of shareholders’ equity for us and the seven largest private sector banks in Chile (measured by shareholders’ equity) as of December 31 in each of the last three years:

	Shareholders’ Equity (excluding net income)(1)
	As of December 31,
	2004		2005		2006
Banco Santander Santiago	Ch$	881,067	Ch$	859,807	Ch$	959,757
Banco de Chile	552,049		606,865		639,383
Banco de Crédito e Inversiones (BCI)	356,665		403,489		467,446
CORPBANCA	344,435		362,346		394,145
BBVA	266,825		264,541		266,905
Citibank	244,952		253,449		283,063
Banco del Desarrollo	137,049		145,500		155,987
Scotiabank Sudamericano	127,102		139,564		143,645
Others	1,290,271		1,412,951		1,494,828
Total	Ch$	4,200,415	Ch$	4,448,512	Ch$	4,805,159

Source:  Chilean Superintendency of Banks.

(1)                                  All amounts stated in this table are in millions of constant Ch$ as of December 31, 2006.

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

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation.  The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to the General Banking Law.  That law, amended most recently in 2002, granted additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services.  Following the Chilean banking crisis during 1982 and 1983, the Chilean Superintendency of Banks assumed control of 21 financial institutions representing approximately 51% of the total loans in the banking system.  As part of the solution to this crisis, the Central Bank permitted financial institutions to sell to it a certain portion of their problem loan portfolios, at the book value of such loan portfolios.  Each institution then repurchased such loans at their economic value (which, in most cases, was much lower than the book value at which the Central Bank had acquired the loans) and the difference was to be repaid to the Central Bank out of future income.  Pursuant to Law No. 18,818, which was passed in 1989, this difference was converted into a subordinated obligation with no fixed term, known as deuda subordinada or subordinated debt, which in the event of liquidation of the institution, would be paid after the institution’s other debts had been paid in full.

Central Bank

The Central Bank is an autonomous legal entity created by the Chilean Constitution.  It is subject to the Chilean Constitution and its own ley orgánica constitucional, or constitutional law.  To the extent not inconsistent with the Chilean Constitution or the Central Bank’s constitutional law, the Central Bank is also subject to private sector laws (but in no event is it subject to the laws applicable to the public sector).  It is directed and administered by a board of directors composed of five members designated by the President of Chile, subject to the approval of the Senate.

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

The Chilean Superintendency of Banks examines all banks from time to time, generally at least once a year.  Banks are also required to submit monthly financial statements to the Chilean Superintendency of Banks, and a bank’s financial statements are published at least four times a year in a newspaper with countrywide coverage.  In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the Chilean Superintendency of Banks.  A bank’s annual financial statements and the opinion of its independent auditors must also be submitted to the Chilean Superintendency of Banks.

Any person wishing to acquire, directly or indirectly, 10.0% or more of the share capital of a bank must obtain the prior approval of the Chilean Superintendency of Banks.  The absence of such approval will cause the holder of such shares so acquired to lose the voting rights of  such shares.  The Chilean Superintendency of Banks may only refuse to grant its approval based on specific grounds set forth in the General Banking Law.

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

Deposit Insurance

In Chile, the government guarantees up to 90.0% of the principal amount of certain time and demand deposits held by natural persons in the Chilean banking system.  The government guarantee covers those obligations with a maximum value of UF120 per person (Ch$2,200,366 or US$4,135 as of December 31, 2006) per calendar year.

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

The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and to up to 20% for time deposits, to implement monetary policy.  In addition, we are subject to a reserve requirement applicable to Chilean banks pursuant to which we must hold a certain amount of assets in cash or in highly liquid instruments.  This reserve is equal to the amount by which the daily balance of:

•                       deposits in checking accounts,

•                       other demand deposits or obligations payable on demand and incurred in the ordinary course of business,

•                       other deposits unconditionally payable immediately or within a term of less than 30 days, and time deposits payable within ten days in the aggregate exceeds 2.5 times the amount of our capital and reserves.

Chilean regulations also require that gaps between assets and liabilities maturing within less than 30 days not exceed a bank’s Net Capital Base (as defined below) and that gaps among assets and liabilities maturing within less than 90 days not exceed twice a bank’s equity.

Minimum Capital

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$14,669 million or US$28 million as of December 31, 2006).  However, a bank may begin its operations with 50.0% of such amount, provided that it has a total capital ratio (defined as effective equity as a percentage of risk weighted assets) of not less than 12.0%.  When such a bank’s paid-in capital reaches UF600,000  (Ch$11,002 million or US$21 million as of December 31, 2006) the total capital ratio required is reduced to 10.0%.

Capital Adequacy Requirements

According to the General Banking Law, each bank should have an effective equity of at least 8.0% of its risk weighted assets, net of required allowances.  Effective equity is defined as the aggregate of:

•                       a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches, known as capital básico, or Net Capital Base,

•                       its subordinated bonds, considered at the issuing price (but decreasing 20.0% for each year during the period commencing six years prior to maturity), but not exceeding 50.0% of its Net Capital Base, and

•                       certain allowances for loan losses, up to 1.25% of risk weighted assets to the extent these allowances exceed those required by law or regulation.

Banks must also have a Net Capital Base of at least 3.0% of its total assets, net of required allowances.  An amendment enacted on November 7, 2001 to the General Banking Law eliminated the exclusion of the investment in subsidiaries and foreign branches from the calculation of Net Capital Base.

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

Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses Prior to January 1, 2004

Classification of Banks.  Through December 31, 2003, the Chilean Superintendency of Banks classified banks and other financial institutions into three categories:  I, II and III.  Category I was reserved for institutions that fully complied with the then loan classification guidelines  Institutions were rated as Category II if their loan classification system had deficiencies that needed correction by the bank’s management.  Category III indicated significant deviations from the Chilean Superintendency of Banks’ guidelines that clearly reflected inadequacies in the evaluation of the risk and estimated loan losses.  We were classified as Category I from 1997 through 2003.

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

Foreign currency denominated obligations of Chilean banks are subjects to three requirements:

•                       a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits,

•                       exposures to market risk, including foreign currency risk, are incorporate into Basle Capital Requirements, and

•                       under Central Bank regulations applicable since August 31, 1999, (1) the aggregate amount of a bank’s net foreign currency liabilities having an original maturity of less than 30 days cannot exceed the bank’s Net Capital Base and (2) the aggregate amount of a bank’s net foreign currency liabilities having an original maturity of less than 90 days cannot exceed twice the bank’s Net Capital Base.

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

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our financial statements as well as “Item 5. Operating and Financial Review and Prospects.” Pursuant to Chilean GAAP, unless otherwise indicated, financial data in the following tables as of December 31, 2002, 2003, 2004, 2005 and 2006 has been expressed in constant pesos as of December 31, 2006.  The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s CPI.

Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest Paid on Interest Bearing Liabilities

The average balances for interest-earning assets and interest bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of daily balances on an unconsolidated basis.  Unless otherwise set forth herein, such average balances as they apply to the operations of our subsidiaries were calculated on the basis of month-end balances.  Such average balances are presented in pesos, in UFs and in foreign currencies (principally US$).

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

The real interest rate can be negative for a portfolio of peso-denominated loans when the inflation rate for the period is higher than the average nominal rate of the loan portfolio for the same period.  A similar effect could occur for a portfolio of foreign currency denominated loans when the inflation rate for the period is higher than the sum of the devaluation rate for the period and the corresponding average nominal rate of the portfolio.The formula for the average real rate for foreign currency denominated assets and liabilities (Rd) reflects a gain or loss in purchasing power caused by the difference between the devaluation rate of the peso and the inflation rate in Chile during the period.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal rates and rates for our assets and liabilities for the year ended December 31, 2004, 2005 and 2006:

	Year ended December 31,
	2004				2005				2006
			Average	Average			Average	Average			Average	Average
	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real
	Balance	Earned	Rate	Rate	Balance	Earned	Rate	Rate	Balance	Earned	Rate	Rate
	(in millions of constant Ch$ as of December 31, 2006 except for percentages)
ASSETS
INTEREST EARNING ASSETS
Interbank deposits
Ch$	Ch$ 42,815	Ch$ 407	1.0%	(1.4)%	Ch$ 44,784	Ch$ 918	2.1%	(1.6)%	Ch$ 53,209	Ch$ 548	1.0%	(1.5)%
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	16,398	310	1.9	(7.1)	11,612	490	4.2	(7.6)	9,674	791	8.2	9.1
Total	59,213	717	1.2	(3.0)	56,396	1,408	2.5	(2.8)	62,883	1,339	2.1	0.1
Financial investments
Ch$	161,001	7,121	4.4	2.0	98,087	5,984	6.1	2.3	89,880	8,659	9.6	6.9
UF	261,790	21,802	8.3	5.8	270,187	26,417	9.8	5.9	64,962	4,281	6.6	3.9
Foreign currency	114,295	7,732	6.8	(2.6)	186,932	13,097	7.0	(5.2)	40,977	3,429	8.4	9.3
Total	537,086	36,655	6.8	2.9	555,206	45,498	8.2	1.5	195,819	16,369	8.4	6.4
Loans
Ch$	887,124	82,547	9.3	6.7	1,032,888	95,229	9.2	5.3	1,193,060	122,318	10.3	7.5
UF	526,087	38,152	7.3	4.7	668,614	57,262	8.6	4.7	850,748	58,910	6.9	4.2
Foreign currency	322,539	9,622	3.0	(6.1)	380,559	15,293	4.0	(7.8)	337,332	19,970	5.9	6.8
Total	1,735,750	130,321	7.5	3.8	2,082,061	167,784	8.1	2.7	2,381,140	201,198	8.5	6.2
Mortgage loans
Ch$	—	—	—	—	—	—	—	—	—	—	—	—
UF	373,333	33,162	8.9	6.3	386,193	35,702	9.2	5.3	323,655	24,856	7.7	5.0
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	373,333	33,162	8.9	6.3	386,193	35,702	9.2	5.3	323,655	24,856	7.7	5.0
Contingent loans
Ch$	36,320	—	—	—	41,158	—	—	—	46,640	—	—	—
UF	68,712	—	—	—	82,028	—	—	—	86,105	—	—	—
Foreign currency	87,394	328	0.4	(8.4)	88,964	337	0.4	(11.0)	108,216	295	0.3	1.2
Total	192,426	328	0.2	(3.8)	212,150	337	0.2	(4.6)	240,961	295	0.1	0.5
Past due loans
Ch$	8,903	2,199	24.7	21.8	8,609	2,262	26.3	21.8	10,651	2,502	23.5	20.4
UF	16,972	1,080	6.4	3.9	14,864	891	6.0	2.2	12,927	981	7.6	4.9
Foreign currency	195	—	—	—	97	—	—	—	218	1	0.5	1.3
Total	26,070	3,279	12.6	10.0	23,570	3,153	13.4	9.3	23,796	3,484	14.6	11.8
Total interest earning assets
Ch$	1,136,163	92,274	8.1	5.6	1,225,526	104,393	8.5	4.6	1,393,440	134,027	9.6	6.8
UF	1,246,894	94,196	7.6	5.0	1,421,886	120,272	8.5	4.6	1,338,397	89,028	6.7	3.9
Foreign currency	540,821	17,992	3.3	(5.8)	668,164	29,217	4.4	(7.5)	496,417	24,486	4.9	5.9
Total	Ch$ 2,923,878	Ch$ 204,462	7.0%	3.3%	Ch$ 3,315,576	Ch$ 253,882	7.7%	2.2%	Ch$ 3,228,254	Ch$ 247,541	7.7%	5.5%

	Year ended December 31,
	2004				2005				2006
			Average	Average			Average	Average			Average	Average
	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real
	Balance	Earned	Rate	Rate	Balance	Earned	Rate	Rate	Balance	Earned	Rate	Rate
	(in millions of constant Ch$ as of December 31, 2006 except for percentages)
NON-INTEREST EARNING ASSETS
Cash
Ch$	76,014		—	—	75,572		—	—	18,747		—	—
UF	—		—	—	—		—	—	—		—	—
Foreign currency	17,731		—	—	16,826		—	—	15,003		—	—
Total	93,745		—	—	92,398		—	—	33,750		—	—
Allowance for loan losses
Ch$	(45,700)		—	—	(44,725)		—	—	(45,013)		—	—
UF	—		—	—	—		—	—	—		—	—
Foreign currency	—		—	—	—		—	—	—		—	—
Total	(45,700)		—	—	(44,725)		—	—	(45,013)		—	—
Fixed assets(1)
Ch$	34,493	—		—	33,909	—		—	34,164	—		—
UF	—		—	—	—		—	—	—		—	—
Foreign currency	—		—	—	—		—	—	494		—	—
Total	34,493		—	—	33,909		—	—	34,658		—	—
Other assets
Ch$	364,933		—	—	549,284		—	—	257,296		—	—
UF	5,521		—	—	5,686		—	—	4,463		—	—
Foreign currency	262,527		—	—	348,353		—	—	168,747		—	—
Total	632,981		—	—	903,323		—	—	430,506		—	—
Total non-interest earning assets
Ch$	429,740		—	—	614,040		—	—	265,194		—	—
UF	5,521		—	—	5,686		—	—	4,463		—	—
Foreign currency	280,258		—	—	365,179		—	—	184,244		—	—
Total	715,519		—	—	984,905		—	—	453,901		—	—
Total Assets(2)
Ch$	1,565,903	92,274	—	—	1,839,566	104,393	—	—	1,658,634	134,027	—	—
UF	1,252,415	94,196	—	—	1,427,572	120,272	—	—	1,342,860	89,028	—	—
Foreign currency	821,079	17,992	—	—	1,033,343	29,217	—	—	680,661	24,486	—	—
Total Ch$	Ch$ 3,639,397	Ch$ 204,462	—	—	Ch$ 4,300,481	Ch$ 253,882	—	—	Ch$ 3,682,155	Ch$ 247,541	—	—

(1)                                     According to accounting regulations issued by the Chilean Superintendency of Banks, fixed assets consist of traditional fixed assets and investment in other companies.

(2)                                     Represents total of interest earning and non-interest earning assets.

	Year ended December 31,
	2004				2005				2006
			Average	Average			Average	Average			Average	Average
	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real
	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate
	(in millions of constant Ch$ as of December 31, 2006 except for percentages)
LIABILITIES
INTEREST-BEARING LIABILITIES
Savings accounts
Ch$	Ch$ —	Ch$ —	—%	—%	Ch$ —	Ch$ —	—%	—%	Ch$ —	Ch$ —	—%	—%
UF	14,119	395	2.8	0.4	12,940	504	3.9	0.2	11,618	225	1.9	(0.7)
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	14,119	395	2.8	0.4	12,940	504	3.9	0.2	11,618	225	1.9	(0.7)
Time deposits
Ch$	1,101,983	27,162	2.5	0.1	1,315,615	53,519	4.1	0.4	1,279,701	67,873	5.3	2.6
UF	269,362	7,832	2.9	0.5	304,313	11,931	3.9	0.2	90,671	3,710	4.1	1.5
Foreign currency	167,416	2,788	1.7	(7.3)	183,612	5,607	3.1	(8.7)	175,382	8,537	4.9	5.8
Total	1,538,761	37,782	2.5	(0.7)	1,803,540	71,057	3.9	(0.6)	1,545,754	80,120	5.2	2.9
Central Bank borrowings
Ch$	4,064	72	1.8	(0.6)	6,156	233	3.8	0.1	1,306	55	4.2	1.6
UF	21	2	9.5	7.0	—	—	—	—	—	—	—	—
Foreign currency	1,640	26	1.6	(7.3)	19,036	629	3.3	(8.5)	8,100	412	5.1	6.0
Total	5,725	100	1.7	(2.5)	25,192	862	3.4	(6.4)	9,406	467	5.0	5.4
Repurchase agreements
Ch$	75,633	7,388	9.8	7.2	57,155	7,357	12.9	8.8	67,344	9,254	13.7	10.9
UF	4,067	416	10.2	7.6	16,592	2,138	12.9	8.9	2,725	370	13.6	10.7
Foreign currency	16,051	1,661	10.3	0.6	20,960	2,700	12.9	—	12,618	1,728	13.7	14.7
Total	95,751	9,465	9.9	6.1	94,707	12,195	12.9	6.9	82,687	11,352	13.7	11.4
Mortgage finance bonds
Ch$	—	—	—	—	—	—	—	—	153	6	3.9	1.3
UF	328,358	26,178	8.0	5.4	287,437	24,197	8.4	4.6	302,561	19,929	6.6	3.9
Foreign currency	—	—	—	—	—	—	—	—	—		—	—
Total	328,358	26,178	8.0	5.4	287,437	24,197	8.4	4.6	302,714	19,935	6.6	3.9
Other interest-bearing liabilities
Ch$	24,990	494	2.0	(0.4)	15,580	537	3.4	(0.2)	49,276	2,546	5.2	2.5
UF	60,036	5,590	9.3	6.7	111,582	15,038	13.5	9.4	235,720	14,348	6.1	3.4
Foreign currency	197,809	3,626	1.8	(7.1)	248,182	8,274	3.3	(8.4)	200,787	9,623	4.8	5.7
Total	282,835	9,710	3.4	(3.6)	375,344	23,849	6.4	(2.8)	485,783	26,517	5.5	4.3
Total interest-bearing liabilities
Ch$	1,206,670	35,116	2.9	0.5	1,394,506	61,646	4.4	0.7	1,397,780	79,734	5.7	3.0
UF	675,963	40,413	6.0	3.5	732,864	53,808	7.3	3.5	643,295	38,582	6.0	3.3
Foreign currency	382,916	8,101	2.1	(6.9)	471,790	17,210	3.6	(8.1)	396,887	20,300	5.1	6.0
Total	Ch$ 2,265,549	Ch$ 83,630	3.7%	0.1%	Ch$ 2,599,160	Ch$ 132,664	5.1%	(0.1)%	Ch$ 2,437,962	Ch$ 138,616	5.7%	3.6%

	Year ended December 31,
	2004				2005				2006
			Average	Average			Average	Average			Average	Average
	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real
	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate
	(in millions of constant Ch$ as of December 31, 2006 except for percentages)
NON-INTEREST BEARING LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-interest-bearing demand deposits
Ch$	215,814		—	—	232,596		—	—	207,820		—	—
UF	—		—	—	—		—	—	—		—	—
Foreign currency	23,384		—	—	15,199		—	—	14,253		—	—
Total	239,198		—	—	247,795		—	—	222,073	—	—	—
Contingent obligations
Ch$	36,631		—	—	41,452		—	—	46,899		—	—
UF	68,404		—	—	81,731		—	—	85,830	—	—	—
Foreign currency	88,306		—	—	89,533		—	—	109,649		—	—
Total	193,341		—	—	212,716		—	—	242,378	—	—	—
Other non-interest-bearing
Ch$	248,575		—	—	399,713		—	—	208,634	—	—	—
UF	3,488		—	—	3,381		—	—	2,458	—	—	—
Foreign currency	321,540		—	—	446,382		—	—	154,611		—	—
Total	573,603		—	—	849,476		—	—	365,703	—	—	—
Shareholders’ equity(1)
Ch$	367,706		—	—	391,334		—	—	414,039		—	—
UF	—		—	—	—		—	—	—		—	—
Foreign currency	—		—	—	—		—	—	—		—	—
Total	367,706		—	—	391,334		—	—	414,039	—	—	—
Total non-interest-bearing liabilities and shareholders’ equity
Ch$	868,726		—	—	1,065,095		—	—	877,392	—	—	—
UF	71,892		—	—	85,112		—	—	88,288	—	—	—
Foreign currency	433,230		—	—	551,114		—	—	278,513	—	—	—
Total	1,373,848		—	—	1,701,321		—	—	1,244,193	—	—	—
Total liabilities and shareholders’ equity(2)

Ch$	2,075,396	35,116	—	—	2,459,601	61,646	—	—	2,275,172	79,734	—	—
UF	747,855	40,413	—	—	817,976	53,808	—	—	731,583	38,582	—	—
Foreign currency	816,146	8,101	—	—	1,022,904	17,210	—	—	675,400	20,300	—	—
Total	Ch$3,639,397	Ch$83,630	—	—	Ch$4,300,481	Ch$132,664	—	—	Ch$3,682,155	Ch$138,616	—	—

(1)                                     Consolidated shareholders’ equity of CORPBANCA and its subsidiaries.

(2)                                     Represents total of interest-bearing and non-interest bearing liabilities and shareholders’ equity.

Interest-Earning Assets—Net Interest Margin

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest, and illustrates the comparative margins obtained, for each of the periods indicated:

	Year ended December 31,
	2004	2005	2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Total average interest earning assets
Ch$	Ch$ 1,136,163	Ch$ 1,225,526	Ch$ 1,393,440
UF	1,246,894	1,421,886	1,338,397
Foreign currency	540,821	668,164	496,417
Total	Ch$ 2,923,878	Ch$ 3,315,576	Ch$ 3,228,254

Net interest earned (1)
Ch$	Ch$ 57,158	Ch$ 42,747	Ch$ 54,293
UF	53,783	66,464	50,446
Foreign currency	9,891	12,007	4,186
Total	Ch$ 120,832	Ch$ 121,218	Ch$ 108,925

Net interest margin, nominal basis (2)
Ch$	5.0%	3.5%	3.9%
UF	4.3%	4.7%	3.8%
Foreign currency	1.8%	1.8%	0.8%
Total	4.1%	3.7%	3.4%

(1)                                  Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)                                  Net interest margin is defined as net interest revenue divided by average interest-earning assets.

Changes in Net Interest Revenue and Interest Expense—Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our net interest revenue between changes in the average volume of interest-earning assets and interest bearing liabilities and changes in their respective nominal interest rates from 2004 to 2005 and from 2005 to 2006.  Volume and rate variances have been calculated based on movements in average balances over the year and changes in nominal interest rates, average interest-earning assets and average interest bearing liabilities.  The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Increase (Decrease)				Increase (Decrease)
	from 2004 to 2005				from 2005 to 2006
	due to changes in			Net change	due to changes in			Net change
			Rate and	from 2004			Rate and	from 2005
	Volume	Rate	Volume	to 2005	Volume	Rate	Volume	to 2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
INTEREST EARNING ASSETS
Interbank deposits
Ch$	Ch$ 19	Ch$ 471	Ch$ 21	Ch$ 511	Ch$ 173	Ch$ (457)	Ch$ (86)	Ch$ (370)
UF	—	—	—	—	—	—	—	—
Foreign currency	(90)	382	(112)	180	(82)	459	(76)	301
Total	(71)	853	(91)	691	91	2	(162)	(69)
Financial investments
Ch$	(2,783)	2,702	(1,056)	(1,137)	(501)	3,465	(289)	2,675
UF	699	3,793	123	4,615	(20,065)	(8,611)	6,540	(22,136)
Foreign currency	4,914	275	176	5,365	(10,226)	2,546	(1,988)	(9,668)
Total	2,830	6,770	(757)	8,843	(30,792)	(2,600)	4,263	(29,129)
Loans
Ch$	13,563	(754)	(127)	12,682	14,768	10,659	1,662	27,089
UF	10,336	6,902	1,872	19,110	15,598	(10,965)	(2,985)	1,648
Foreign currency	1,731	3,342	598	5,671	(1,737)	7,234	(820)	4,677
Total	25,630	9,490	2,343	37,463	28,629	6,928	(2,143)	33,414
Mortgage loans
Ch$	—	—	—	—	—	—	—	—
UF	1,142	1,351	47	2,540	(5,782)	(6,044)	980	(10,846)
Foreign currency	—	—	—	—	—	—	—	—
Total	1,142	1,351	47	2,540	(5,782)	(6,044)	980	(10,846)
Contingent loans
Ch$	—	—	—	—	—	—	—	—
UF	—	—	—	—	—	—	—	—
Foreign currency	6	3	—	9	73	(94)	(21)	(42)
Total	6	3	—	9	73	(94)	(21)	(42)
Past due loans
Ch$	(73)	140	(4)	63	537	(240)	(57)	240
UF	(134)	(63)	8	(189)	(116)	237	(31)	90
Foreign currency	—	—	—	—	—	—	1	1
Total	(207)	77	4	(126)	421	(3)	(87)	331
Total interest earning assets
Ch$	10,726	2,559	(1,166)	12,119	14,977	13,427	1,230	29,634
UF	12,043	11,983	2,050	26,076	(10,365)	(25,383)	4,504	(31,244)
Foreign currency	6,561	4,002	662	11,225	(11,972)	10,145	(2,904)	(4,731)
Total	Ch$ 29,330	Ch$ 18,544	Ch$ 1,546	Ch$ 49,420	Ch$ (7,360)	Ch$ (1,811)	Ch$ 2,830	Ch$ (6,341)

	Increase (Decrease)				Increase (Decrease)
	from 2004 to 2005				from 2005 to 2006
	due to changes in			Net change	due to changes in			Net change
			Rate and	from 2004			Rate and	from 2005
	Volume	Rate	Volume	to 2005	Volume	Rate	Volume	to 2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
INTEREST BEARING LIABILITIES
Savings accounts
Ch$	Ch$ —	Ch$ —	Ch$ —	Ch$ —	Ch$ —	Ch$ —	Ch$ —	Ch$ —
UF	(33)	155	(13)	109	(51)	(258)	30	(279)
Foreign currency	—	—	—	—	—	—	—	—
Total	(33)	155	(13)	109	(51)	(258)	30	(279)

Time deposits
Ch$	5,266	17,665	3,426	26,357	(1,461)	16,261	(446)	14,354
UF	1,016	2,729	354	4,099	(8,377)	520	(364)	(8,221)
Foreign currency	270	2,325	224	2,819	(251)	3,331	(150)	2,930
Total	6,552	22,719	4,004	33,275	(10,089)	20,112	(960)	9,063

Central Bank borrowings
Ch	Ch$ 37	82	42	161	(184)	26	(20)	(178)
UF	(2)	(2)	2	(2)	—	—	—	—
Foreign currency	276	28	299	603	(361)	339	(195)	(217)
Total	311	108	343	762	(545)	365	(215)	(395)

Repurchase agreements
Ch$	(1,805)	2,348	(574)	(31)	1,312	497	88	1,897
UF	1,281	108	333	1,722	(1,787)	115	(96)	(1,768)
Foreign currency	508	407	124	1,039	(1,075)	170	(67)	(972)
Total	(16)	2,863	(117)	2,730	(1,550)	782	(75)	(843)

Mortgage finance bonds
Ch$	—	—	—	—	—	—	6	6
UF	(3,262)	1,464	(183)	(1,981)	1,273	(5,263)	(278)	(4,268)
Foreign currency	—	—	—	—	—	—	—	—
Total	(3,262)	1,464	(183)	(1,981)	1,273	(5,263)	(272)	(4,262)

Other interest bearing liabilities
Ch$	(186)	367	(138)	43	1,162	268	579	2,009
UF	4,799	2,501	2,148	9,448	16,730	(8,246)	(9,174)	(690)
Foreign currency	923	2,969	756	4,648	(1,580)	3,621	(692)	1,349
Total	5,536	5,837	2,766	14,139	16,312	(4,357)	(9,287)	2,668

Total interest bearing liabilities
Ch$	3,312	20,462	2,756	26,530	829	17,052	207	18,088
UF	3,799	6,955	2,641	13,395	7,788	(13,132)	(9,882)	(15,226)
Foreign currency	1,977	5,729	1,403	9,109	(3,267)	7,461	(1,104)	3,090
Total	Ch$ 9,088	Ch$ 33,146	Ch$ 6,800	Ch$ 49,034	Ch$ 5,350	Ch$ 11,381	Ch$ (10,779)	Ch$ 5,952

Return on Equity and Assets

The following table sets forth our return on average shareholders’ equity and average total assets and related information for each of the periods indicated.

	As of December 31,
	2004	2005	2006

Return on assets (net income divided by average total assets)	1.5%	1.2%	1.1%
Return on equity (net income divided by average shareholders’ equity)	14.6%	13.7%	9.4%
Dividend payout ratio (dividend declared per share divided by the total number of shares)(1)	50.0%	50.0%	75.0%
Equity to assets ratio (average shareholders’ equity divided by average total assets)	10.1%	9.1%	11.2%

(1)                                  Dividend declared after year end

Investment Portfolio

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held-to-maturity. As of December 31, 2005 and 2006 we have  not classified any securities as held-to-maturity.

Financial investments as of December 31, 2005 and 2006 are as follows:

	As of December 31,
	2005	2006
	MCh$	MCh$
Held-for-Trading:
Central Bank and government securities
Central Bank securities	—	46,314
Chilean Treasury bonds	—	2,800
Other securities	—	2
Subtotal	—	49,116
Other financial securities
Time deposits in Chilean financial institutions	—	64,571
Mortgage finance bonds	—	3,813
Chilean financial institutions bonds	—	1,639
Other Chilean securities	—	5,259
Subtotal	—	75,282
Total	—	124,398

Available-for-sale:
Central Bank and government securities
Central Bank securities	23,544	—
Chilean Treasury bonds	161	—
Other securities	2	—
Subtotal	23,707	—
Other financial securities
Time deposits in Chilean financial institutions	104,249	17,006
Mortgage finance bonds	112,325	1
Chilean financial institutions bonds	442	—
Chilean corporate bonds	79,342	6,258
Central Bank and government foreign securities	29,055	4,744
Other foreign securities	74,030	—
Subtotal	399,443	28,009
Total	423,150	28,009
Total financial investments	423,150	152,407

In addition to the securities issued by the Central Bank and the Chilean government disclosed above, we also have a concentration of investments in time deposits and mortgage securities (Ch$24,154 million) issued by Banco del Estado de Chile, representing approximately 5.6% of our shareholders’ equity, at December 31, 2006.  We do not hold securities of any issuer with respect to which the aggregate book value of the investment exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

During the latter part of 2005, long-term interest rates prevailing in Chile began to rise.  In particular, the benchmark interest rates applicable to Central Bank bonds with maturities of five and ten years experienced significant increases.  As prevailing benchmark interest rates in Chile began to rise, the marked-to-market value of the peso- and UF-denominated bonds held in our investment portfolio began to decline.  This increase in rates and concurrent decrease in value of our investment portfolio would have resulted in significant losses when such bonds were marked-to-market in connection with the preparation of our financial statements.  In response to the magnitude of losses that would have been generated by maintaining our investment portfolio as it was constituted prior to October 2005, we began to gradually liquidate our investment portfolios through sales transactions carried out in the Chilean financial markets. We continued this liquidation process through the first half of 2006 and as a result our financial investments as of December 31, 2006 amounted to Ch$152,407 million as compared to Ch$423,150 million as of December 31, 2005. See “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Liquidity—Financial Investments.”

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2006:

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	(in millions of constant Ch$ of December 31, 2006)
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
Held-for-Trading:
Central Bank and government securities
Central Bank securities	9,176	3.2	34,888	3.0	1,767	3.6	483	2.7	46,314
Chilean Treasury bonds	89	2.9	335	2.9	368	2.9	2,008	2.9	2,800
Other securities	—	—	2	6.7	—	—	—	—	2
Subtotal	9,265	3.2	35,225	3.0	2,135	3.5	2,491	2.9	49,116
Other financial securities
Time deposits in Chilean financial institutions	53,577	5.9	10,994	6.0	—	—	—	—	64,571
Mortgage finance bonds	980	4.9	1,918	4.8	885	4.8	30	4.6	3,813
Chilean financial institutions bonds	572	6.0	1,026	5.9	39	5.0	2	5.3	1,639
Other Chilean securities	5,259	5.9	—	—	—	—	—	—	5,259
Subtotal	60,388	5.9	13,938	5.8	924	4.8	32	4.6	75,282
Total	69,653	5.5	49,163	3.8	3,059	3.9	2,523	2.9	124,398

Available-for-sale:
Central Bank and government securities	—	—	—	—	—	—	—	—	—
Other financial securities
Time deposits in Chilean financial institutions	—	—	—	—	17,006	3.4	—	—	17,006
Mortgage finance bonds	1	4.8	—	—	—	—	—	—	1
Chilean corporate bonds	423	7.1	1,446	7.1	4,389	7.1	—	—	6,258
Central Bank and government foreign securities	316	6.6	1,081	6.6	1,584	6.6	1,763	6.7	4,744
Subtotal	740	6.9	2,527	6.9	22,979	4.3	1,763	6.7	28,009
Total	740	6.9	2,527	6.9	22,979	4.3	1,763	6.7	28,009
Total financial investments	70,393	5.5	51,690	4.0	26,038	4.3	4,286	4.5	152,407

Loan Portfolio

The following table analyzes our loans by type of loan.  Except where otherwise specified, all loan amounts stated below are before deduction for the allowance for loan losses.  Total loans reflect our loan portfolio, including past due principal amounts.

	As of December 31,
	2002		2003		2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)

Commercial loans
General commercial loans	Ch$	814,899	Ch$	1,052,033	Ch$	1,188,270	Ch$	1,330,277	Ch$	1,507,219
Foreign trade loans		185,919		151,247		188,981		215,041		236,999
Interbank loans		24,493		4,337		21,158		30,641		20,006
Leasing contracts		141,885		166,930		189,348		214,334		226,596
Factored receivables		38,900		40,381		63,590		61,259		71,550
Other outstanding loans		39,156		43,932		90,852		125,220		186,249
Subtotal commercial loans		1,245,252		1,458,860		1,742,199		1,976,772		2,248,619

Mortgage loans
Residential		70,887		108,702		97,941		113,220		157,657
Commercial		170,863		222,639		212,352		201,241		189,115
Subtotal mortgage loans		241,750		331,341		310,293		314,461		346,772

Consumer loans		198,385		236,516		303,383		360,021		435,970
Past due loans
Commercial loans		22,147		18,996		10,653		15,535		8,550
Residential mortgage loans		7,776		7,941		9,086		8,950		9,070
Consumer loans		1,037		1,117		1,038		1,038		1,495
Past due loans		30,960		28,054		20,777		25,523		19,115
Subtotal		1,716,347		2,054,771		2,376,652		2,676,777		3,050,476

Contingent loans (1)		155,239		214,252		208,132		231,295		281,348
Total loans (2)	Ch$	1,871,586	Ch$	2,269,023	Ch$	2,584,784	Ch$	2,908,072	Ch$	3,331,824

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

The loan categories are as follows:

Commercial loans are long-term and short-term loans granted to Chilean corporations and individuals in pesos, UF or US$ on an adjustable or fixed rate basis, primarily to finance working capital or investments.  Commercial loans represent the largest portion of our loan portfolio.  Interest accrues daily on a 30- or 360-day basis.  Loan payments are scheduled monthly, biannually or yearly, depending on the terms of the loan. Although we determine the interest rate, it cannot exceed the maximum rate for commercial loans established by the Chilean Superintendency of Banks.

Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally US$) to finance imports and exports.

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

Mortgage loans are either inflation-indexed (denominated in UF) or denominated in pesos at a fixed rate. These loans are long-term with monthly payments of principal and interest secured by a real property mortgage. Mortgage loans denominated in UF are financed in two ways:  traditional mortgages are financed by mortgage finance bonds that we issue and sell in the Chilean financials markets, and new flexible mortgages are financed by our own funds.  Mortgage loans denominated in pesos are financed by our own funds and through liabilities denominated in pesos with durations of 2 to 5 years. At the time of approval, the amount of a mortgage loan cannot be more than 75% of the lower of the purchase price or the appraised value of the mortgaged property; otherwise, such loan will be classified as a commercial loan.  Interest accrues daily based on a 360-day year. Although we have allowances for mortgage loan losses, mortgage loans are ultimately secured by the mortgaged property.

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

Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally US$), as well as open and unused letters of credit.  Unlike U.S. GAAP, Chilean GAAP requires such loans to be accounted for on our balance sheet.

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

Commercial loans.  The risk index of our commercial portfolio increased from 1.57% in 2001 to 1.69% in 2002, due mainly to a lower rate of growth of Chilean GDP.  The risk index recovered to 1.45% as of December 31, 2003, but increased to 1.56% as of December 2004 because of changes in loan classification methods in 2004.  The risk index decreased to 1.39% and 1.08% as of December 2005 and 2006 due mainly to the better overall condition of the domestic economy and, accordingly, of our customers. The quality of our commercial loans depends on Chilean GDP growth, interest rates, changes in regulations, the general level of indebtedness and other economic conditions.

Mortgage loans.  The risk index of our residential mortgages improved from 1.11% in December 2001 to 0.27% in December 2006 which was mainly due to improving economic conditions in Chile.

Consumer loans.  The risk index of our consumer loans increased from December 31, 2005 from 3.64% to 4.07% as of December 31, 2006. This increase is due to our growth in more profitable products which are associated with greater risk.

Foreign trade loans.  The risk factors of foreign trade loans include those that affect commercial loans and, additionally, risks such as fluctuations in real exchange rates, international foreign trade policies and international commodity prices.

Leasing.  The risk index of our leasing operations has increased from 1.04% as of December 31, 2004 to 1.08% and 1.19% as of December 31, 2005 and 2006, respectively.

Factoring.  The risk index of our factoring operations as of December 31, 2004, 2005 and 2006 has remained at 1.00%.

In order to reduce the risks of the loan portfolio, our credit committee meets weekly to review and approve or decline new loan proposals.  See “—Regulation and Supervision—Lending Limits” above and “—Credit Review Process.”

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis of our loans by type and time remaining to maturity as of December 31, 2006:

	Balance as of December 31, 2006		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years
	(in millions of constant Ch$ as of December 31, 2006)

Commercial loans	Ch$	1,507,219	Ch$	364,880	Ch$	368,857	Ch$	157,286	Ch$	261,432	Ch$	176,786	Ch$	177,978
Consumer loans		435,970		48,012		50,653		63,860		154,159		88,154		31,132
Mortgage loans		346,772		2,596		11,577		14,071		55,711		55,144		207,673
Foreign trade loans		236,999		92,628		119,753		18,114		6,149		274		81
Leasing contracts		226,596		4,304		24,706		27,131		78,265		37,643		54,547
Factored receivables		71,550		30,319		21,566		3,619		5,373		3,066		7,607
Interbank loans		20,006		20,006		—		—		—		—		—
Other outstanding loans		186,249		2,510		3,252		3,982		16,748		17,613		142,144
Past due loans		19,115		19,115		—		—		—		—		—
Subtotal		3,050,476		584,370		600,364		288,063		577,837		378,680		621,162
Contingent loans		281,348		49,160		124,217		78,981		26,543		2,422		25
Total loans	Ch$	3,331,824	Ch$	633,530	Ch$	724,581	Ch$	367,044	Ch$	604,380	Ch$	381,102	Ch$	621,187

The following tables present the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2006.

	As of December 31, 2006
Variable rate:
Ch$	Ch$	97.501
UF	328,724
Foreign currency	74,844
Subtotal	501,069
Fixed rate:
Ch$	347,663
UF	706,559
Foreign currency	51,378
Subtotal	1,105,600
Total	Ch$	1,606,669

The following table sets forth an analysis of our foreign loans by type and time remaining to maturity as of December 31, 2006:

					After		After		After		After
					1 month		6 months		1 year		3 years
			Due within		but within		but within		but within		but within		Due after
	Total		1 month		6 months		12 months		3 years		5 years		5 years
	(in millions of constant Ch$ as of December 31, 2006)

Commercial loans	Ch$	37,775	Ch$	5,750	Ch$	6,280	Ch$	3,751	Ch$	12,747	Ch$	8,521	Ch$	726
Foreign trade loans		7,066		2,425		4,625		16		—		—		—
Total (1)	Ch$	44,841	Ch$	8,175	Ch$	10,905	Ch$	3,767	Ch$	12,747	Ch$	8,521	Ch$	726

(1)                                  Includes loans made pursuant to the credit arrangements available through the Asociación Latinoamericana de Integración (the Latin American Integration Association, or ALADI), which is comprised of 11 Latin American countries.  ALADI facilitates certain qualified cross-border financing transactions by providing lenders in participating countries with the guarantee of the central bank of the country in which the borrowing entity is located.  This guarantee covers amounts due in connection with the transaction.

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

	As of December 31,
	2004			2005			2006
	Loan		% of Loan	Loan		% of Loan	Loan		% of Loan
	Portfolio		Portfolio	Portfolio		Portfolio	Portfolio		Portfolio
	(in millions of constant Ch$as of December 31, 2006, except for percentages)

Agriculture, Livestock, Agribusiness, Fishing
Agriculture and livestock	Ch$	47,634	2.0%	Ch$	53,901	2.0%	Ch$	56,317	1.8%
Fruit		34,193	1.4		44,121	1.7		55,419	1.8
Forestry and wood extraction		28,037	1.2		43,690	1.6		26,303	0.9
Fishing		24,092	1.0		27,762	1.0		29,047	1.0
Subtotal		133,956	5.6		169,474	6.3		167,086	5.5
Mining and Petroleum
Mining and quarries		55,267	2.3		69,968	2.6		104,212	3.4
Subtotal		55,267	2.3		69,968	2.6		104,212	3.4
Manufacturing
Tobacco, food and beverages		57,626	2.4		53,506	2.0		74,273	2.4
Textiles, clothing and leather goods		19,296	0.8		16,375	0.6		16,649	0.5
Oil refining, carbon and rubber		89,795	3.7		102,232	3.8		106,876	3.5
Production of basic metal, non minerals, machine and equipment		1,363	0.1		1,751	0.1		1,439	0.1
Subtotal		168,080	7.0		173,864	6.5		199,237	6.5
Electricity, Gas and Water
Electricity, gas and water		73,524	3.1		45,853	1.7		87,653	2.9
Subtotal		73,524	3.1		45,853	1.7		87,653	2.9
Construction
Residential buildings		17,959	0.8		16,627	0.6		10,230	0.3
Other constructions		180,994	7.6		174,349	6.5		198,866	6.5
Subtotal		198,953	8.4		190,976	7.1		209,096	6.8
Commerce
Wholesale		94,724	4.0		110,468	4.1		128,255	4.2
Retail, restaurants and hotels		146,329	6.2		124,944	4.7		106,823	3.5
Subtotal		241,053	10.2		235,412	8.8		235,078	7.7
Transport, Storage and Communications
Transport and storage		53,689	2.3		89,450	3.3		102,755	3.4
Communications		35,535	1.5		29,280	1.1		22,307	0.7
Subtotal		89,224	3.8		118,730	4.4		125,062	4.1
Financial services
Financial and insurance companies		369,121	15.5		473,181	17.7		464,696	15.3
Subtotal		369,121	15.5		473,181	17.7		464,696	15.3
Community, Social and Personal Services
Community, social and personal services		302,466	12.7		322,873	12.1		377,925	12.4
Subtotal		302,466	12.7		322,873	12.1		377,925	12.4
Consumer credit (1)		304,421	12.8		361,059	13.5		437,465	14.3
Residential Mortgage Loans (1)		187,421	7.9		239,465	9.0		344,446	11.3
Lease contracts (1)		189,438	8.0		214,441	8.0		226,682	7.4
Factoring (1)		63,728	2.7		61,481	2.3		71,838	2.4
Total	Ch$	2,376,652	100.00%	Ch$	2,676,777	100.00%	Ch$	3,050,476	100.00%

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

	As of December 31,
	2004		2005		2006
	(in millions of constant Ch$ of December 31, 2006)

Argentina (1)(2)	Ch$	9,820	Ch$	8,576	Ch$	13,156
Bolivia (1)		1,825		49		—
Brazil (1)		2,579		6,568		2,310
Canada		98		381		527
Cayman Islands		—		—		1,101
China		—		532		552
Colombia		44		422		195
Italy		—		—		186
Korea		—		69		—
Ecuador (1)(2)		481		371		24
England		43		15		—
Germany		21		—		—
Japan		—		46		22
Mexico (2)		—		50		—
Peru (1)(2)		3,444		3,196		3,236
Spain		—		377		—
Switzerland		—		—		3,810
United States		237		6,217		6,143
Uruguay		—		437		—
Venezuela (1)(2)		7,526		15,410		13,579
Total (3)	Ch$	26,118	Ch$	42,716	Ch$	44,841

(1)                                  Includes loans made pursuant to the credit arrangements available through the Asociación Latinoamericana de Integración (the Latin American Integration Association, or ALADI), which is comprised of 11 Latin American countries.  ALADI facilitates certain qualified cross-border financing transactions by providing lenders in participating countries with the guarantee of the central bank of the country in which the borrowing entity is located.  This guarantee covers amounts due in connection with the transaction.

(2)                                  In addition to the ALADI program, all or a part of these loans are supported by guarantees from other Chilean companies affiliated with the borrowers.

(3)                                  Foreign loans are mainly interbank or commercial loans.

We also maintain deposits abroad (primarily demand deposits) in foreign banks, as needed to conduct our foreign trade transactions.  The table below lists the amounts of foreign deposits by country as of December 31, 2004, 2005 and 2006.

	As of December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)

Belgium	Ch$	94	Ch$	—	Ch$	—
Canada		82		205		60
Denmark		6		4		7
Germany		384		143		92
Italy		352		217		655
Japan		43		176		4,076
Norway		4		7		25
Spain		30		24		18
Sweden		1		1		-
Switzerland		57		38		8
United Kingdom		38		11		273
United States		16,386		10,257		12,669
Total	Ch$	17,477	Ch$	11,083	Ch$	17,883

Credit Review Process

We perform a credit analysis of all of our commercial and retail (consumer) borrowers.  Our credit department is responsible for evaluating the risk presented by our current or potential borrowers according to policies and standards approved by our Board of Directors.  A potential commercial borrower’s evaluation focuses primarily on the credit history and reputation of its owners and management, its market position and the demand for its products or services, its production processes and facilities, its current and projected cash flows and the security offered in connection with the loan.  We also use tools such as sector reports, standard risk models for major industries, and reports relating to the potential commercial borrower’s sales patterns.  In the case of individual retail borrowers, the credit approval process is based primarily on an evaluation of the borrower’s credit behavior and on a credit scoring system which combines the applicant’s commercial behavioral variables such as current debt levels, ability to pay and socio-economic level, among others, along with centralized evaluation and decision-making systems in cases where the applicant does not fit the standard model.  The information presented by a prospective borrower is evaluated by a credit officer who considers the individual’s income, expenses, personal assets, credit history and our previous experience (if any) with the individual.

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

The following table shows the category of executives that is required to approve secured and unsecured transactions, according to the credit risk rating of the potential borrower and the U.S. dollar amount of the total customer risk based on exchange rates in effect at the time that the application for credit is made:

Category of Executives	Maximum Amount of Total Customer Credit Risk in U.S. Dollars
That May Approve Transaction	Rating 1 and 2	Rating 3	Rating 4 and 5	Rating 6 and above

Superior Committee	MUS$ 15,000	MUS$ 8,000	MUS$ 5,000	MUS$ 1,500
Divisional Committee	5,000	3,000	2,500	750
Risk Committee	3,000	1,500	1,500	500
A Executives	1,500	1,000	1,000	300
B Executives	750	500	500	200

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

	Maximum Amount of
	Total Customer Credit
Category of Executives That May Approve Transaction	Risk in U.S. Dollars
	Unsecured	Secured
C Executives	U.S$120,000	US$250,000
D Executives	80,000	200,000
E Executives	60,000	160,000
F Executives	30,000	120,000
G Executives	20,000	80,000
H Executives	10,000	40,000
I Executives	5,000	10,000

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

We also monitor the quality of the loan portfolio on a continuous basis. The purpose of this special supervision is to maintain constant scrutiny of the portions of the portfolio that represent the greatest risk and to anticipate any deterioration. Based on this ongoing review of the loan portfolio, we believe we are able to detect problem loans and make a decision on a client’s status. This includes measures such as reducing or extinguishing a loan, or requiring better collateral from the client. The control systems require that loans be reviewed at least three times per year for those clients in the lowest category of credit watch.

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

	Commercial loans range of estimated losses		Consumer loans past due status (1)		Residential mortgage loans past due status (1)		Allowance as a percentage of aggregate
Category	From	To	From	To	From	To	exposure
	(Percentage)		(Percentage)		(Percentage)
A	—	—	—	—	—	—	—
B	1%	5%	1%	30%	1%	180%	1%
B-	5%	39%	31%	60%	181%	181%	20%
C	40%	79%	61%	120%	—	—	60%
D	80%	100%	121%	121%	—	—	90%

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

The required provisions relating to each loan category vary depending on whether the commercial loan is secured by real property, as shown in the table below:

		Required Provisions
Superintendency’s Categories	CORPBANCA’s Categories	Commercial Loans	Commercial Mortgage Loans	Estimated Loan Recovery

A1 – Excellent	1 – Excellent	0%	0%	100%
A2 – Strong	2 – Strong	0%	0%	100%
A3 – Good	3 – Good	0%	0%	100%
A3 – Acceptable	4 – Acceptable	0.50%	0.46%	100%
B – Marginal	5 – Marginal	1.50%	1.24%	100%
C1 – Weak	5D – Weak	2%	2%	97%
C2 – Vigilance	6 – Vigilance	10%	10%	81% to 96%
C3 – Vulnerable	7 – Vulnerable	25%	25%	71% to 80%
C4 – Sub-Standard	8 – Sub-Standard	40%	40%	51% to 70%
D1 – Doubtful	9 – Doubtful	65%	65%	21% to 50%
D2 – Loss	10 – Loss	90%	90%	0% to 20%

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

With the goal of improving the quality of our risk assessment of large borrowers, the threshold at which the individual evaluations of loans is made was raised from Ch$100 million to Ch$200 million. This change was implemented in 2004 and it continues to apply. As a result, as of December 31, 2006, we individually evaluated 87.0% of the loans in the commercial loan portfolio. Although we previously evaluated 90% of the loans in our commercial loan portfolio, the current percentage continues to be higher than the banking sector’s average.

The following table compares the provisions required of each category of loans under both the prior classification method as well as the current classification method.

Prior System		Current System
Category	Required Provision	Category	Required Provision
A	0.0%	1	0.0%
		2	0.0%
		3	0.0%
		4	0.45%
B	1.0%	5	1.4%
		5-D	2.0%
B-	20.0%	6	10.0%
		7	25.0%
C	60.0%	8	40.0%
		9	65.0%
D	90.0%	10	90.0%

Analysis of Our Loan Classification

The following tables provide statistical data regarding the classification of our loans as of the end of each of the last five years. Although the classification system applicable prior to 2004 differs from the currently applicable classification system, we have applied the pre-2004 system to the tables below, including with respect to the information as of December 31, 2004, 2005 and 2006, for ease of comparison to prior years.

	As of December 31, 2002
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
A	Ch$	570,256	Ch$	159,238	Ch$	68,971	Ch$	798,465	45.9%
B		853,741		26,725		8,587		889,053	51.1
B-		16,367		6,256		2,591		25,214	1.5
C		16,736		4,022		—		20,758	1.2
D		1,518		3,181		—		4,699	0.3
Total of evaluated loans	Ch$	1,458,618	Ch$	199,422	Ch$	80,149	Ch$	1,738,189	100.0%
Total loans	Ch$	1,592,015	Ch$	199,422	Ch$	80,149	Ch$	1,871,586
Percentage evaluated		91.6%		100.0%		100.0%		92.9%

	As of December 31, 2003
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)

A	Ch$	727,815	Ch$	193,105	Ch$	105,507	Ch$	1,026,427	49.2%
B		973,480		30,794		10,368		1,014,642	48.6
B-		12,347		6,283		2,829		21,459	1.0
C		15,173		4,099		—		19,272	0.9
D		2,889		3,323		—		6,212	0.3
Total of evaluated loans	Ch$	1,731,704	Ch$	237,604	Ch$	118,704	Ch$	2,088,012	100.0%
Total loans	Ch$	1,912,715	Ch$	237,604	Ch$	118,704	Ch$	2,269,023
Percentage evaluated		90.5%		100.0%		100.0%		92.0%

	As of December 31, 2004
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)

A	Ch$	1,093,483	Ch$	262,733	Ch$	173,007	Ch$	1,529,223	68.3%
B	607,675		27,394		11,420		646,489		28.9
B-	31,851		5,867		2,994		40,712		1.8
C	14,375		4,392		—		18,767		0.8
D	885		4,035		—		4,920		0.2
Total of evaluated loans	Ch$	1,748,269	Ch$	304,421	Ch$	187,421	Ch$	2,240,111	100.0%
Total loans	Ch$	2,092,942	Ch$	304,421	Ch$	187,421	Ch$	2,584,784
Percentage evaluated	83.5%		100.0%		100.0%		86.7%

	As of December 31, 2005
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)

A	Ch$	1,246,196	Ch$	316,673	Ch$	227,123	Ch$	1,789,992	70.3%
B	659,922		31,217		9,230		700,369		27.5
B-	21,979		5,904		3,112		30,995		1.2
C	16,351		3,795		—		20,146		0.8
D	1,432		3,470		—		4,902		0.2
Total of evaluated loans	Ch$	1,945,880	Ch$	361,059	Ch$	239,465	Ch$	2,546,404	100.0%
Total loans	Ch$	2,307,548	Ch$	361,059	Ch$	239,465	Ch$	2,908,072
Percentage evaluated	84.3%		100.0%		100.0%		87.6%

	As of December 31, 2006
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)

A	Ch$	1,505,070	Ch$	372,135	Ch$	331,797	Ch$	2,209,002	75.2%
B	621,624		45,367		9,696		676,687		23.0
B-	18,834		9,313		2,953		31,100		1.1
C	8,539		6,189		—		14,728		0.5
D	1,444		4,461		—		5,905		0.2
Total of evaluated loans	Ch$	2,155,511	Ch$	437,465	Ch$	344,446	Ch$	2,937,422	100.0%
Total loans	Ch$	2,549,913	Ch$	437,465	Ch$	344,446	Ch$	3,331,824
Percentage evaluated	84.5%		100.0%		100.0%		88.2%

The following tables provide statistical data regarding the classification of our loans as of the end of each of the last three years, applying the classification system under the Chilean Superintendency of Banks regulations that has been in effect since January 2004:

	As of December 31, 2004
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)

A1	Ch$	141	Ch$	—	Ch$	—	Ch$	141	—%
A2	61,104		—		—		61,104		2.7
A3	1,032,238		58,149		179,504		1,269,891		56.7
B	514,566		114,698		3,702		632,966		28.3
C1	93,109		110,585		2,421		206,115		9.2
C2	26,697		11,239		904		38,840		1.7
C3	5,154		3,950		716		9,820		0.5
C4	2,158		2,668		72		4,898		0.2
D1	12,217		1,453		102		13,772		0.6
D2	885		1,679		—		2,564		0.1
Total of evaluated loans	Ch$	1,748,269	Ch$	304,421	Ch$	187,421	Ch$	2,240,111	100.0%
Total loans	Ch$	2,092,942	Ch$	304,421	Ch$	187,421	Ch$	2,584,784
Percentage evaluated	83.5%		100.0%		100.0%		86.7%

	As of December 31, 2005
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)

A1	Ch$	24,503	Ch$	—	Ch$	—	Ch$	24,503	1.0%
A2	391,343		—		—		391,343		15.4
A3	830,350		73,590		231,889		1,135,829		44.6
B	561,789		127,687		3,303		692,779		27.2
C1	98,133		139,759		2,623		240,515		9.4
C2	21,084		11,285		639		33,008		1.3
C3	895		3,109		687		4,691		0.2
C4	4,223		2,333		205		6,761		0.3
D1	12,128		1,373		119		13,620		0.5
D2	1,432		1,923		—		3,355		0.1
Total of evaluated loans	Ch$	1,945,880	Ch$	361,059	Ch$	239,465	Ch$	2,546,404	100.0%
Total loans	Ch$	2,307,548	Ch$	361,059	Ch$	239,465	Ch$	2,908,072
Percentage evaluated	84.3%		100.0%		100.0%		87.6%

	As of December 31, 2006
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)

A1	Ch$	5,604	—		—		Ch$	5,604	0.2%
A2	531,204		—		—		531,204		18.1
A3	968,262		74,795		336,855		1,379,912		47.0
B	519,243		151,937		3,401		674,581		23.0
C1	102,381		181,198		2,235		285,814		9.7
C2	8,468		17,124		1,092		26,684		0.9
C3	10,366		4,624		539		15,529		0.5
C4	5,864		3,465		201		9,530		0.3
D1	2,675		2,189		123		4,987		0.2
D2	1,444		2,133		—		3,577		0.1
Total of evaluated loans	Ch$	2,155,511	Ch$	437,465	Ch$	344,446	Ch$	2,937,422	100.0%
Total loans	Ch$	2,549,913	Ch$	437,465	Ch$	344,446	Ch$	3,331,824
Percentage evaluated	84.5%		100.0%		100.0%		88.2%

Risk Index.  The bank’s risk index, which was used to calculate the global allowance through December 31, 2006, was based on its classified loans. More specifically, the index was computed as follows. First, the aggregate amount of classified loans in each category from A through D was multiplied by the corresponding required allowance percentage. Such percentages were as follows, applying in each case the classification system in effect prior to January 1, 2004:

Category	Allowance Percentage
A	0%
B	1%
B-	20%
C	60%
D	90%

The risk index itself was then determined by dividing (1) the aggregate amount by (2) the aggregate amount (i.e., the outstanding principal (whether or not past due) and accrued and unpaid interest) of all classified loans.

The risk index for 2004, 2005 and 2006 was calculated using the same method as used in prior years in order to obtain comparable figures. Also, for purposes of the analysis, we used the categories in effect prior to January 1, 2004.

The table below sets forth our allowances for loan losses as they would be determined on the basis of our risk index and a 0.75% ratio, our global loss allowances, the minimum loan allowances for us in accordance with the regulations of the Chilean Superintendency of Banks in effect prior to January 1, 2004, our voluntary allowances for loan losses, our total allowances for loan losses and such total allowances expressed as a percentage of our total loans as of December 31, 2002, 2003, 2004, 2005 and 2006. Due to changes in regulation, since January 1, 2004, the risk index has been measured by calculating allowances for loan losses over total loans.

	As of December 31,
	2002		2003		2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)

Superintendency requiredallowances	Ch$	41,506	Ch$	47,930	Ch$	44,014	Ch$	45,267	Ch$	46,524
Minimum allowances required	41,506		47,930		44,014		45,267		46,524
Voluntary allowances	—		—		—		—		—
Total allowances for loan losses	41,506		47,930		44,014		45,267		46,524
Total loan allowances as apercentage of total loans	2.2%		2.1%		1.7%		1.6%		1.4%

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

The following tables set forth as of December 31 of each of the last five years the current and overdue principal and interest amounts, by domestic and foreign loans:

Domestic Loans

	As of December 31,
	2002		2003		2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)

Current	Ch$	1,800,872	Ch$	2,189,474	Ch$	2,522,866	Ch$	2,823,582	Ch$	3,239,151
Overdue 1-29 days	5,968		11,726		6,054		9,950		22,818
Overdue 30-89 days	5,745		5,501		8,969		6,301		5,899
Overdue 90 days or more (“past due”)	30,960		28,054		20,777		25,523		19,115
Total loans	Ch$	1,843,545	Ch$	2,234,755	Ch$	2,558,666	Ch$	2,865,356	Ch$	3,286,983

We suspend the accrual of interest and readjustments on all overdue loans. The amount of interest that would have been recorded on domestic overdue loans had they continued to accrue interest was Ch$3,855 million, Ch$4,773 million and Ch$5,459 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Foreign Loans

	As of December 31,
	2002		2003		2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)

Current	Ch$	27,898	Ch$	34,238	Ch$	26,118	Ch$	42,716	Ch$	44,825
Overdue 1-29 days	103		30		—		—		16
Overdue 30-89 days	40		—		—		—		—
Overdue 90 days or more (“past due”)	—		—		—		—		—
Total loans	Ch$	28,041	Ch$	34,268	Ch$	26,118	Ch$	42,716	Ch$	44,841

Total Loans

	As of December 31,
	2002		2003		2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)

Current	Ch$	1,828,770	Ch$	2,223,712	Ch$	2,548,984	Ch$	2,866,298	Ch$	3,283,976
Overdue 1-29 days	6,071		11,756		6,054		9,950		22,834
Overdue 30-89 days	5,785		5,501		8,969		6,301		5,899
Overdue 90 days or more (“past due”)	30,960		28,054		20,777		25,523		19,115
Total loans	Ch$	1,871,586	Ch$	2,269,023	Ch$	2,584,784	Ch$	2,908,072	Ch$	3,331,824

Overdue loans expressed as a percentage of total loans	2.3%		2.0%		1.4%		1.4%		1.4%
Past due loans as a percentage of total loans	1.7%		1.2%		0.8%		0.9%		0.6%

Analysis of Substandard Loans and Amounts Past Due

The following table analyzes our substandard loans and past due loans and the allowances for loan losses existing as of the dates indicated. For 2004, 2005 and 2006, substandard loans are all loans included in categories 6, 7, 8, 9 and 10. For previous years, substandard loans under the prior classification method are all of the loans included in categories B-, C and D. The information provided is related to domestic loans, because we did not have any significant non-accrual or past due foreign loans in the periods presented. All of our restructured loans (troubled debt restructurings under the definition of U.S. GAAP Financial Accounting Standard No. 15) are included in the following tables.

	As of December 31,
	2002		2003		2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)

Total loans	Ch$	1,871,586	Ch$	2,269,023	Ch$	2,584,784	Ch$	2,908,072	Ch$	3,331,824
Substandard loans	50,671		46,945		69,894		61,435		60,307
Allowance for loan losses	41,506		47,930		44,014		45,267		46,524
Substandard loans as a percentage of total loans	2.7%		2.1%		2.7%		2.1%		1.8%

Amounts past due(1)	Ch$	30,960	Ch$	28,054	Ch$	20,777	Ch$	25,523	Ch$	19,115
To the extent secured(2)	24,169		21,751		13,797		21,350		15,631
To the extent unsecured	6,791		6,303		6,980		4,173		3,484

Amounts past due as a percentage of:
Total loans	1.7%		1.2%		0.8%		0.9%		0.6%
To the extent secured(2)	1.3%		1.0%		0.5%		0.7%		0.5%
To the extent unsecured	0.4%		0.3%		0.3%		0.1%		0.1%
Total loans for which at least one payment is past due(1)	56,948		60,544		52,317		57,234		50,458

Loans for which at least one payment is past due as a percentage of total loans(1)	3.0%		2.7%		2.0%		2.0%		1.5%
Allowance for loans losses as a percentage of:
Total loans	2.2%		2.1%		1.7%		1.6%		1.4%
Total loans excluding contingent loans	2.4%		2.3%		1.9%		1.7%		1.5%
Total substandard loans	81.9%		102.1%		63.0%		73.7%		77.1%
Total amounts past due	134.1%		170.8%		211.8%		177.4%		243.4%
Total amounts past due-unsecured	611.2%		760.4%		630.6%		1084.8%		1335.4%

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

Analysis of Allowances for Loan Losses

The following table analyzes our provisions for loan losses charged to income and changes in the allowances attributable to charge-offs, allowances released, recoveries, allowances on loans acquired and the effect of price-level restatement on provisions for loan losses.  The amounts in the columns for 2004, 2005 and 2006 were determined based on the current loan classification system in effect from January 1, 2004.  The amounts in the remaining columns were determined based on the prior loan classification system.

	As of December 31,
	2002		2003		2004		2005		2006
	(in millions of constant Ch$ of December 31, 2006, except for percentages)

Allowances for loan losses at beginning of period	Ch$	35,887	Ch$	41,506	Ch$	47,930	Ch$	44,014	Ch$	45,267
Allowances on acquired loans	—		—		—		—
Charge-offs	(22,602)		(21,209)		(23,189)		(16,590)		(19,450)
Provisions established	31,278		33,285		28,894		22,531		26,378
Provisions released (1)	(2,017)		(5,266)		(8,448)		(3,158)		(4,740)
Price-level restatement (2)	(1,040)		(386)		(1,173)		(1,530)		(931)
Allowances for loan losses at end of period	Ch$	41,506	Ch$	47,930	Ch$	44,014	Ch$	45,267	Ch$	46,524
Ratio of charge-offs to average loans	1.4%		1.0%		1.0%		0.6%		0.7%
Allowances for loan losses at end of period as a percentage of total loans	2.2%		2.1%		1.7%		1.6%		1.4%

(1)

Represents the aggregate amount of allowances for loan losses released during the year as a result of recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.

(2)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant pesos as of December 31, 2006.

Our policy with respect to charge-offs follows the regulations established by the Chilean Superintendency of Banks.  Under Chilean GAAP and regulations of the Chilean Superintendency of Banks, we are required to charge off commercial loans, if unsecured, not later than 24 months after being classified as past due and, if secured, not later than 36 months after being classified as past due.  When an installment of a past due commercial loan (either secured or unsecured) is written off, we must charge off all installments which are overdue, notwithstanding our right, if any, to charge off the entire amount of the loan.  Once any amount of a loan is written off, each subsequent installment must be written off as it become overdue, notwithstanding our right, if any, to charge off the entire amount of the loan. In the case of past due consumer loans, a similar practice applies, except that after first installment has been classified as past due for six months, we must charge off the entire remaining part of the loan.  We may charge off any loan (commercial or consumer) before the first installment becomes overdue only in accordance with special procedures established by the Chilean Superintendency of Banks, and must charge off an overdue loan (commercial or consumer) before the terms set forth above in certain circumstances.  Under U.S. GAAP, loans or portions thereof must be charged off in the period in which they are deemed to be uncollectible.

We believe that our application of charge-off policies in accordance with Chilean GAAP and the rules and regulations of the Chilean Superintendency of Banks does not result in significant differences in our financial results as compared to our competitors, has enabled us to generally decrease charge-offs since 1999, and maintain them at an adequate level.  The effects of these efforts can be seen in the following table, which shows the charge-offs breakdown by loan category.

	For the Year Ended December 31,
	2002		2003		2004		2005		2006
	(in millions of constant Ch$ of December 31, 2006)

Consumer loans	Ch$	11,979	Ch$	13,314	Ch$	13,382	Ch$	9,753	Ch$	11,298
Residential Mortgage loans	566		522		516		302		554
Commercial loans	9,460		6,712		8,788		6,410		7,524
Leasing contracts	597		661		503		125		74
Total	Ch$	22,602	Ch$	21,209	Ch$	23,189	Ch$	16,590	Ch$	19,450

The following table shows loan loss recoveries by loan category for the periods indicated.

	For the Year Ended December 31,
	2002		2003		2004		2005		2006
	(in millions of constant Ch$ of December 31, 2006)

Consumer loans	Ch$	4,627	Ch$	3,889	Ch$	5,481	Ch$	6,396	Ch$	5,647
Residential mortgage loans	—		—		245		191		226
Commercial loans	3,403		2,915		2,245		2,368		3,042
Leasing contracts	—		—		—		—		—
Total	Ch$	8,030	Ch$	6,804	Ch$	7,971	Ch$	8,955	Ch$	8,915

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

	As of December 31, 2002				As of December 31, 2003
	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans(2)	Loans in category as a percentage of total	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans(2)	Loans in category as a percentage of total

Commercial loans	Ch$ 29,607	2.0%	1.6%	77.5%	Ch$ 33,802	1.9%	1.5%	76.9%
Leasing loans	1,460	1.0	0.1	7.6	1,668	1.0	0.1	7.4
Consumer loans	9,835	4.9	0.5	10.7	11,791	5.0	0.5	10.5
Residential mortgage loans	604	0.8	—	4.2	669	0.6	—	5.2
Total allowances	41,506	2.2	2.2	100.0%	47,930	2.1	2.1	100.0%

	As of December 31, 2004				As of December 31, 2005
	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans(2)	Loans in category as a percentage of total	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans(2)	Loans in category as a percentage of total

Commercial loans	Ch$ 29,349	1.5%	1.1%	73.6%	Ch$ 28,970	1.4%	1.0%	72.0%
Leasing loans	1,967	1.0	0.1	7.3	2,323	1.1	0.1	7.4
Consumer loans	11,934	3.9	0.5	11.8	13,136	3.6	0.5	12.4
Residential mortgage loans	764	0.4	—	7.3	838	0.4	—	8.2
Total allowances	44,014	1.7	1.7	100.0%	45,267	1.6	1.6	100.0%

	As of December 31, 2006
	Allowance amount(1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans(2)	Loans in category as percentage of total

Commercial loans	Ch$	25,101	1.1%	0.8%	69.8%
Leasing loans	2,691		1.2	0.1	6.8
Consumer loans	17,808		4.1	0.5	13.1
Residential mortgage loans	924		0.3	—	10.3
Total allowances	46,524		1.4	1.4	100.0%

(1) In millions of constant Ch$ as of December 31, 2006

(2) Based on our loan classification, as required by the Chilean Superintendency of Banks for the purpose of determining the loan loss allowance.

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2004, 2005 and 2006.

	As of December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)

Checking accounts	Ch$	138,312	Ch$	152,381	Ch$	176,093
Other demand liabilities	135,983		56,174		101,233
Savings accounts	13,891		12,331		10,730
Time deposits	1,689,371		1,746,251		1,685,018
Other commitments	3,013		4,046		4,185
Total	Ch$	1,980,570	Ch$	1,971,183	Ch$	1,977,259

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2006, expressed in percentages. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the CPI.

	As of December 31, 2006
			Foreign
	Ch$	UF	Currency	Total
Demand deposits	16.12%	0.76%	6.78%	14.24%
Savings accounts	—	10.51	—	0.54

Time deposits:
Maturing within 3 months	65.78	16.38	83.76	65.33
Maturing after 3 but within 6 months	9.64	39.27	1.91	10.27
Maturing after 6 but within 12 months	6.35	31.57	7.54	7.79
Maturing after 12 months	2.11	1.51	0.01	1.83
Total time deposits	83.88	88.73	93.22	85.22
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2006.

	As of December 31, 2006
					Foreign
	Ch$		UF		Currency		Total
	(in millions of constant Ch$ as of December 31, 2006)

Maturing within 3 months	Ch$	934,258	Ch$	9,903	Ch$	158,275	Ch$	1,102,436
Maturing after 3 but within 6 months	157,601		36,468		4,047		198,116
Maturing after 6 but within 12 months	104,127		31,849		17,148		153,124
Maturing after 12 months	33,758		921		—		34,679
Total time deposits	Ch$	1,229,744	Ch$	79,141	Ch$	179,470	Ch$	1,488,355

Minimum Capital Requirements

The following table sets forth our minimum capital requirements set by the Chilean Superintendency of Banks as of the dates indicated.

	As of December 31,
	2005		2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)

Net capital base	Ch$	362,346	Ch$	394,145
3% total assets net of provisions	(105,904)		(111,283)
Excess over minimum required equity	Ch$	256,442	Ch$	282,862
Net capital base as a percentage of the total assets, net of provisions	10.3%		10.6%

Effective equity	Ch$	403,530	Ch$	432,745
8% of the risk-weighted assets	(239,613)		(254,708)
Excess over minimum required equity	Ch$	163,917	Ch$	178,037
Effective equity as a percentage of the risk-weighted assets	13.5%		13.6%

Short-term Borrowings

Our short-term borrowings (other than deposits and other obligations) totaled Ch$163,110 million as of December 31, 2004, Ch$135,791 million as of December 31, 2005 and Ch$125,540 million as of December 31, 2006.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements. The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each such period by type of short-term borrowing.

	As of and for the Year Ended December 31,
	2004			2005			2006
	Year End Balance		Weighted Average Nominal Interest Rate	Year End Balance		Weighted Average Nominal Interest Rate	Year End Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2006, except for rate date)

Investments under repurchase agreements	Ch$	85,444	2.7%	Ch$	64,760	5.0%	Ch$	54,876	5.5%
Central Bank borrowings							32,034		5.3
Domestic interbank loans	19,179		2.6	45,906		4.7	3,601		5.3
Borrowings under foreign trade credit lines	58,487		2.2	25,125		2.9	35,029		5.5
Total short-term borrowings	Ch$	163,110	2.5%	Ch$	135,791	4.5%	Ch$	125,540	5.4%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	As of and for the Year Ended December 31,
	2004			2005			2006
	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2006, except for rate date)

Investments under agreements to repurchase	Ch$	95,751	9.9%	Ch$	94,707	12.9%	Ch$	82,687	13.7%
Central Bank borrowings	5,725		1.7	25,192		3.4	9,406		5.0
Domestic interbank loans	24,924		2.4	15,580		3.7	49,116		5.2
Subtotal	126,400		8.0	135,479		10.1	141,209		10.2
Borrowings under foreign trade credit lines	65,389		5.5	56,852		4.3	10,760		5.7
Total short-term borrowings	Ch$	191,789	7.1%	Ch$	192,331	8.4%	Ch$	151,969	9.9%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2004 Month-End Balance		Maximum 2005 Month- End Balance		Maximum 2006 Month- End Balance
	(in millions of constant Ch$ as of December 31, 2006)

Investments under repurchase agreements	Ch$	96,671	Ch$	83,869	Ch$	90,605
Central Bank borrowings	27,612		16,144		32,034
Domestic interbank loans	67,441		93,426		145,676
Borrowings under foreign trade credit lines	78,256		82,783		35,029

C.            ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure and includes each of our subsidiaries and the proportion of their respective ownership interests held by us:

All of our subsidiaries have their jurisdiction of incorporation in the Republic of Chile.  See “Item 7. Major Shareholders and Related Party Transactions.”

D.            PROPERTY

Our former principal executive offices which we own are located in downtown Santiago, Chile and are comprised of approximately 9,538 square meters (102,629 square feet).  As of November 2006, our new principal offices which we rent are located in the Las Condes district of Santiago, Chile.  As of December 31, 2006, we owned 37 of the 71 properties where our branches were located. The remaining 34 branch locations were leased. Total branch space as of December 31, 2006 aggregates approximately 37,217 square meters (400,455 square feet). Our branches are located throughout Chile, including the Santiago Metropolitan Region.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

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

General Conditions

We are a “sociedad anónima” organized under the laws of Chile and our stock is quoted on the Santiago Stock Exchange and the Chilean Electronic Exchange. We are regulated by the Chilean Superintendency of Banks. We offer general commercial and consumer banking services and provide other services, including factoring, collection, leasing, securities and insurance brokerage, asset management and investment banking.

We have prepared this operating and financial review in a manner consistent with the way our management views our business as a whole (see “Item 4. Information of the Company”—Business Overview—and note 27.2 g.). As a result we present the following key sections to the operating and financial review:

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

•                       Expenses.  Our main expenses, which include both cash and non-cash items, are:

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

The Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. Chile experienced profound economic reforms during the 1970s and 1980s. The Chilean economy grew at rates averaging more than 7% per annum from 1985 until the onset of the Asian economic crisis. Since then, the average rate of growth from 1998-2006 stagnated to only 3.6%, even though, in recent years, the external economic conditions were especially good.  For the first quarter of 2007, the Chilean GDP increased at a faster rate as compared to the first quarter of 2006. During 2006, according to the Central Bank, the Chilean GDP grew by 4.0%. After marked deceleration during the second and third quarter of 2006, growth rebounded during the fourth quarter of 2006. The performance of production sectors linked to natural resources, specially mining, was poor. The manufacturing sector slowed down during the second and third quarter of 2006 and accelerated again during the fourth quarter.  Services including commerce, electricity and gas, grew faster than the economy as a whole, while construction experienced growth at slightly lower rates than the overall economy.

Private consumption kept growing during 2006 at rates similar to those experienced between to 2004-2005, between 7%-8%. After strong accumulation of stocks in the previous years, gross accumulation of fixed capital grew at 4% during 2006.  Measured at constant prices, gross investment on fixed capital reached 24% of GDP, a figure that compares well with those observed in the past decades.

The trade balance reached US$22.2 billion during 2006, reflecting an improvement with respect to previous years resulting from better prices for exports. Total merchandise exports (FOB) reached US$58.1 billion in 2006, representing an increase of 41% as compared to 2005, which can be divided into 2.3% for increases in volume and 38% for increases in export prices. Improvement in prices was particularly strong in mineral exports. Merchandise imports (CIF) reached US$38.4 billion, an increase of 17% as compared to 2005, reflecting an increase in imports of intermediate and consumption goods. The rate of growth of imports of capital goods declined through the year, to pick up only in the fourth quarter of 2006. The current account of the balance of payments increased to a US$5.2 billion surplus during 2006.

Fiscal Sector

In compliance with the Chilean government’s commitment to maintain a “structural surplus” of 1% of GDP, the Chilean government maintained a surplus equivalent to 7.7% of GDP during 2006.

Employment

In spite of the subdued growth of GDP during the second and third quarter of 2006, employment kept some dynamism during the second half of 2006, reaching an annual rate of growth of approximately 2%. This growth in employment, combined with the increase of the labour force, reduced the rate of unemployment towards the end of 2006. The national rate of unemployment after seasonal adjustments was approximately 7% during the last part of 2006.

Inflation

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. In 2000 inflation was 4.5%, reflecting the economic recovery and the rise in international oil prices. In 2001, the inflation rate decreased to 2.6%, reflecting the low growth rate of internal demand, the fall in international oil prices and high unemployment rates. Similarly, in 2002 inflation was only 2.8% also due to the low growth rate of internal demand. In 2003 inflation was 1.1%, despite the fact that the peso appreciated 15.9% during the same period against the dollar. In 2004 inflation was 2.4%. At December 31, 2005, inflation reached 3.7%, the highest level since 1998, mainly driven by rising oil prices and a stronger internal demand. The inflation grew by 2.6% during 2006, benefiting from the decline in oil prices. Due to a perception that GDP was below its potential, and facing a declining rate of growth, the Chilean monetary authorities - which had been raising the Central Bank intervention rate of interest (TPM) for several quarters to 5.25%- modified their stance to a neutral position during the third quarter of 2006, to finally reduce the intervention rate during the first quarter of 2007 to 5.0%.

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

UF-denominated Assets and Liabilities.  The UF is revalued by the Chilean National Institute of Statistics in monthly cycles. Every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$17,317.05, Ch$17,562.02  and Ch$18,336.38 as of December 31, 2004, 2005 and 2006, respectively. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively. Our net interest revenue is positively affected by increases in inflation to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Conversely, our net interest revenue will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average

UF-denominated liabilities by Ch$504,560 million, Ch$609,596 million and Ch$611,277 million during the years ended December 31, 2004, 2005 and 2006, respectively. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

Peso-denominated Assets and Liabilities.  Rates of interest prevailing in Chile during any period reflect in significant part the rate of inflation during the period and expectations of future inflation. The responsiveness to such prevailing rates of our peso-denominated interest-earning assets and interest bearing liabilities varies. See “―Interest Rates,” “—Results of Operations,” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. The ratio of the average balance of such demand deposits to average interest-earning assets was 7.4%, 7.0% and 6.9% during the years ended December 31, 2004, 2005 and 2006, respectively. Because such deposits are not sensitive to inflation or changes in the market interest rate environment, any decline in market rates of interest or the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets.

Price-level Restatement.  Chilean GAAP requires that financial statements be restated to reflect the full effects of gain or loss in the purchasing power of the peso on the financial position and results of operations of reporting entities. Chilean GAAP also prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end. A bank’s net monetary asset position can be determined by subtracting shareholders’ equity from its net non-monetary asset position (non-monetary assets less non-monetary liabilities). As such, under Chilean GAAP the loss (or gain) from price-level restatement in results of operations is determined by subtracting the price-level restatement adjustment of net non-monetary assets from the price-level restatement adjustment of shareholders’ equity. Therefore, losses arise when shareholders’ equity exceeds net non-monetary assets, given that this signifies a positive net monetary asset position (i.e., monetary assets exceeds monetary liabilities), and gains arise when net non-monetary assets exceed shareholders’ equity, signifying a negative net monetary asset position. We generally maintain a negative net monetary asset position and, therefore, we have realized losses from price-level restatement in our results of operations. See note 27 to our financial statements for a discussion of principal differences between U.S. GAAP and Chilean GAAP as they apply to us and a reconciliation to U.S. GAAP of net income and shareholder’s equity.

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

For comparative purposes, the year-end financial statements and their accompanying notes have been presented in constant pesos as of December 31, 2006. This presentation does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

During the latter part of 2005, long-term interest rates prevailing in Chile began to rise and, in particular, interest rates applicable to Central Bank bonds with maturities of five and ten years experienced significant increases, and accordingly, the marked-to-market value of the peso- and UF-denominated bonds held in our investment portfolio began to decline. In response to the magnitude of losses that would have been generated by maintaining our investment portfolio as it was constituted prior to October 2005, we began to gradually liquidate our investment portfolios through sales transactions carried out in the Chilean financial markets. In December, 2006, we took a short position on nominal interest rates and a long position on long-term inflation rates. In January 2007, the Central Bank unexpectedly reduced interest rates from 5.25% to 5.00% which negatively affected our treasury business. Consequently, our net foreign exchange transactions and trading activities show a loss of approximately Ch$1,958 million as a result of the decision of the Central Bank to reduce interest rates and its announcement that it projects lower than expected inflation for 2007. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Liquidity—Financial Investments.”

Currency Exchange Rates

A material portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and in the future may continue to maintain material gaps in the balances of such assets and liabilities. Currently, we do not maintain material gaps between the balances of these assets and liabilities. Our reported income is affected by changes in the value of the peso with respect to foreign currencies (principally the U.S. dollar) because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are translated to pesos in preparing our financial statements. The Chilean government’s economic policies and any future changes in the value of the peso against the U.S. dollar could adversely affect our financial condition and results of operations. In the past, the peso has been subject to significant volatility when compared to the U.S. dollar. According to the observed U.S. dollar foreign exchange rate as published by the Central Bank the peso devalued against the U.S. dollar 14.6% and 8.6% in 2001 and 2002, respectively. In the following years, the peso appreciated against the U.S. dollar by 15.9%, 6.6% and 8.1% in 2003, 2004 and 2005, respectively. In 2006 the peso depreciated against the U.S. dollar by 3.9%. At our exchange rate the peso depreciated by 3.5% as of December 31, 2006 as compared to December 31, 2005. Our exchange rate as of December 31, 2006 was Ch$532.07 per US$1.00.The peso may be subject to significant fluctuations in the future. As previously described, we began calculating our foreign exchange rates in accordance with Circular No. 3,345 issued by the Chilean Superintendency of Banks and its related amendments. See “Item 3. Key Information—Exchange Rate Information.”

Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities. As of December 31, 2004, 2005 and 2006, the positive gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$14,043 million, Ch$19,005 million and Ch$18,021 million, respectively. See note 20 to our financial statements.

Critical Accounting Policies and Estimates

As a Chilean bank, we prepare our consolidated financial statements in conformity with accounting principles generally accepted in Chile and the rules of the Chilean Superintendency of Banks relating thereto, which, together, differ in certain significant respects from U.S. GAAP. See note 27 to our financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us, a reconciliation to U.S. GAAP of net income and shareholders’ equity as of and for each of the three years in the period ended December 31, 2006, additional disclosures required under U.S. GAAP and a discussion of recently issued accounting policies as they relate to us.

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

For purposes of the financial information presented in this Annual Report, as of and for the period ending December 31, 2006, and for periods ending earlier, we have applied regulations of the Chilean Superintendency of Banks applicable to such periods.

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

For a further description of the Chilean Superintendency of Banks regulations relating to loan classification and provisioning, see “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses From January 1, 2004” and “Item 4. Information on the Company—Business Overview—Regulation and Supervision―Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses From January 1, 2004.”

We consider the accounting estimates related to allowance for loan losses to be “critical accounting estimates” because:  (i) they are highly susceptible to change from period to period because our assumptions about the risk of loss used to classify our loans are updated for recent performance experience which may increase or decrease our risk index that is used to determine our global allowance, (ii) our specific allowances are also updated to reflect recent performance which may result in an increase or decrease in our specific allowances, (iii) it requires management to make estimates and assumptions about loan classification and the related estimated probable loss, if any, and (iv) any significant difference between our estimated losses (as reflected in the specific and general provisions) as of the balance sheet date and our actual losses will require us to adjust our allowance for loan losses that may result in additional provisions for loan losses in future periods which could have a significant impact on our future net income and/or financial condition. At December 31, 2006, our allowance for loan losses was Ch$46,524 million and was highly dependent upon our risk index. An increase of 5 basis points in our risk index at December 31, 2006 would have increased our required allowance for loan losses by Ch$1,666 million.

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

Goodwill

We have significant intangible assets related to goodwill. The carrying value of our goodwill was Ch$3,398 million at December 31, 2006. Since January 1, 2004, goodwill represents the difference between the purchase price and the net book value of assets and liabilities acquired in a purchase transaction and is amortized on a straight-line basis over the periods estimated to be benefited. The useful economic life of acquired goodwill is assessed on the basis of the type and diversity of the business, its location and the markets in which it operates, and cannot exceed 20 years.

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

Income Taxes

In preparing our consolidated financial statements, we are required to estimate income taxes, which involves an estimation of current tax expense together with an assessment of temporary differences resulting from differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Our carrying value of net deferred tax assets assumes that we will be able to generate sufficient future taxable income based on estimates and assumptions. We consider that accounting estimates related to determining the valuation and recoverability of deferred tax assets to be “critical accounting estimates” because if these estimates and related assumptions change in the future, we may be required to record valuation allowances against our deferred tax assets resulting in additional income tax expense in our consolidated statement of income. We evaluate the recoverability of our deferred tax assets semi-annually. The carrying value of our net deferred tax assets as of December 31, 2006 was Ch$5,859 million.

Foreign Currency and Derivative Activities

We enter into forward foreign exchange contracts and spot exchange contracts for our own account and the accounts of our customers.  Prior to January 1, 2006, Chilean GAAP required us to account for forward contracts between foreign currencies and U.S. dollars at fair value with realized and unrealized gains and losses recognized in income.  Forward contracts between the U.S. dollar and the peso or U.F. were valued at the closing spot exchange rate at each balance sheet date with the initial discount or premium being amortized over the life of the contract. Our interest rate and cross-currency swap agreements were treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, was accrued and recorded in net income in the period that such differences originated.

Effective January 1, 2006, new rules were issued for the accounting treatment of certain derivative instruments and hedges of financial assets. Traditional financial instruments which meet the definition of a “derivative” are initially recognized on the balance sheet at cost (including transaction fees) and, at subsequent period ends, at their fair value. When a derivative contract is signed, it must be designated by us as a trading contract or a hedge. Any changes in the fair value of trading financial derivative contracts are recorded in income under “Gains (losses) from trading activities”

Under U.S. GAAP, derivative financial instruments are recorded at fair value. Fair values are based on quoted market prices or, if not available, on internally developed pricing models informed by independently obtained market information. If marketing information is limited or in some instances, not available, management applies its professional judgment. Other factors that may also affect estimates are incorrect model assumptions, market dislocations and unexpected correlations. Notwithstanding the level of subjectivity in determining fair value, we believe our estimates of fair value are adequate. The use of different models or assumptions could lead to changes in our reported results.

In addition, we make loans and accept deposits in amounts denominated in foreign currencies, principally the U.S. dollar. Such assets and liabilities are translated at the applicable exchange rate at the balance sheet date.

Financial Investments

Prior to January 1, 2006, we recorded investments in financial instruments with a secondary market at market value.  This required the recognition of the market value adjustments to be recorded against income for the year, unless permanent investments were involved, in which case, under certain limitations, the aforementioned adjustments could be made directly against equity in “Fluctuations in value of financial investments”. Investment securities maintained by our subsidiaries were carried at the lower of price-level restated cost or market value.

Effective January 1, 2006, the Chilean Superintendency of Banks established new rules for the classification and accounting treatment of financial instruments, summarized as follows:

i Trading Instruments - Instruments for trading are securities acquired for which we have the intent to generate earnings from short-term price fluctuations or through brokerage margins, or that are included in a portfolio created for such purposes. Instruments for trading are valued at their fair value according to market prices on the closing date of the balance sheet.

ii. Investment Instruments - Investment instruments are classified into two categories: held-to-maturity investments and instruments available-for-sale. Held-to-maturity investments only include those instruments for which we have the intent and ability to hold-to-maturity. Investment instruments not classified as held-to-maturity or trading are considered to be available-for-sale.

Investment instruments are recorded initially at cost. Instruments available-for-sale are valued at each subsequent period-end at their fair value. Mark-to-market adjustments are reported in a separate component of shareholders’ equity.

All purchases and sales of investment instruments, to be delivered within the deadline stipulated by market regulation and conventions, are recognized on the commitment date, which is the date on which the commitment is made to purchase or sell the asset. Other purchases or sales are treated as forwards until they are liquidated.

We enter into security repurchase agreements as a form of borrowing. The liability for the repurchase of the investment is classified as “investments under agreements to repurchase” and is carried at cost plus accrued interest.

We also enter into resale agreements as a form of investment. Under these agreements we purchase securities, which are included as assets under the caption “investments purchased under agreements to resell” and are carried at cost plus accrued interest.

Provisions for contingencies

Accounting estimates related to provisions for contingencies (see note 22 a. to our financial statements)  are susceptible to change from period to period per diverse legal factors, and any significant difference between our estimated losses as reflected in the provisions and actual losses will require us to take additional provisions. Assumptions on estimated losses are based on preliminary verdicts, which are not necessarily an indication of future payments.

Recently adopted and New Accounting Pronouncements

See note 2 and note 27 to our financial statements for a detailed description of recently adopted and new accounting pronouncements in Chilean and U.S. GAAP.

Results of Operations

Pursuant to Chilean GAAP and for comparative purposes, the financial information in this section is restated in constant pesos as of December 31, 2006.

Results of Operations for the Years Ended December 31, 2005 and 2006

The following table sets forth the principal components of our net income for the years 2005 and 2006:

	For the Year Ended December 31,				% Change from Prior Year
	2005		2006		2006
	(in millions of constant Ch$ as of December 31, 2006 except for percentages)

Components of net income:
Net interest revenue	Ch$	121,218	Ch$	108,925	(10.1)%
Provisions for loan losses	(14,122)		(14,666)		3.9
Fees and income from services, net	23,660		28,209		19.2
Other operating income (loss), net	6,243		(3,915)		(162.7)
Other income and expenses, net	(1,097)		232		(121.1)
Operating expenses	(60,431)		(65,035)		7.6
Loss from price-level restatement, net	(10,778)		(7,008)		(35.0)
Income before income taxes	64,693		46,742		(27.7)
Income taxes	(10,955)		(7,638)		(30.3)
Net income	Ch$	53,738	Ch$	39,104	(27.2)%

The following table presents summary information related to our lines of business for the years ending December 31, 2005 and 2006.

	Year ended December 31, 2005
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International (1)	Non- Banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest revenue	21,605	25,579	21,761	26,268	20,075	5,930	121,218
Fees and income from services, net	2,453	4,420	5,883	2,483	444	7,977	23,660
Gain from trading activities	2	3,289	—	—	6,726	2,142	12,159
Foreign exchange transactions, net	359	(2,069)	4	—	3,860	(2,522)	(368)
Other operating income (expenses), net	(39)	1,765	(2,370)	(7,391)	1,868	619	(5,548)
Provision for loan losses	(342)	(7,267)	(5,566)	(7,868)	(2,033)	—	(23,076)
Gross Operational margin	24,038	25,717	19,712	13,492	30,940	14,146	128,045
Other income and expenses							7,857
Operating expenses							(60,431)
Net loss from price-level restatement							(10,778)
Income before income taxes							64,693
Average Loans	1,268,535	738,905	449,472	203,240	43,822	—	2,703,974
Average Investments	—	—	—	—	442,604	112,602	555,206

(1) Includes other non-segment items

	Year ended December 31, 2006
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International (1)	Non- Banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest revenue	25,122	23,168	29,936	26,440	3,763	496	108,925
Fees and income from services, net	2,738	5,438	7,125	4,026	(232)	9,114	28,209
Gain from trading activities	—	3,745	—	—	240	3,019	7,004
Foreign exchange transactions, net	567	1,329	100	—	(1,690)	(4)	302
Other operating income (expenses), net	(48)	1,113	(2,655)	(9,511)	(516)	396	(11,221)
Provision for loan losses	424	(4,441)	(7,447)	(10,840)	(1,277)	—	(23,581)
Gross Operational margin	28,803	30,352	27,059	10,115	288	13,021	109,638
Other income and expenses							9,147
Operating expenses							(65,035)
Net loss from price-level restatement							(7,008)
Income before income taxes							46,742
Average Loans	1,330,991	799,905	582,559	237,724	18,373	—	2,969,552
Average Investments	—	—	—	—	92,775	103,044	195,819

(1) Includes other non-segment items

Net interest revenue

The following table sets forth the elements of our net interest revenue for the years 2005 and 2006:

	For the year ended December 31,				% Change from Prior Year
	2005		2006		2006
	(in millions of constant Ch$ as of December 31, 2006 except for percentages)

Interest revenue (1)	Ch$	253,882	Ch$	247,541	(2.5)%
Interest expense (1)	(132,664)		(138,616)		4.5
Net interest revenue	Ch$	121,218	Ch$	108,925	(10.1)%

(1)  See note 26 of our consolidated income statements for a break down of interest revenue and expense.

Our net interest revenue was Ch$108,925 million in 2006 compared to Ch$121,218 million in 2005, a decrease of 10.1%. Our interest revenue fell from Ch$253,882 in 2005 to Ch$247,541 in 2006, a decrease of 2.5%. Our interest expense was Ch$138,616 million in 2006 compared to Ch$132,664 million in 2005, an increase of 4.5%. The decrease in interest revenue is mainly due to the reduction of our average interest-earning assets as a result of the divestment of our securities portfolio to about 20% of its 2005 level. This divestment took place during the latter part of 2005 and the first half of 2006. In spite of this reduction of our investment portfolio, our total loan portfolio grew 15.1% year on year. However, this growth took place mainly during the second quarter and the interest generated by this growth could not offset the decreased experienced during the first quarter. Also, the lower inflation rate in 2006 compared to 2005 resulted in a lower increase in the balance of our UF-denominated assets. The increase in interest expense of 4.5% was the effect of an increase in prevailing interest rates, as a result of the Central Bank’s monetary policy rate increasing from 4.50% in January to 5.25% in December of 2006. Additionally,  an upward trend in the monetary policy rate impacts our interest margin because our interest bearing liabilities reprice more frequently than our interest-earning assets.

The following table sets forth information as to key elements of our interest revenue for the years 2005 and 2006:

	For the year ended December 31,				% Change from prior year
	2005		2006		2006
	(in millions of constant Ch$ as of December 31, 2006 except for percentages)

Interest revenue	Ch$	253,882	Ch$	247,541	(2.5)%
Average interest-earning assets:
Loans(1)	2,703,974		2,969,552		9.8
Financial investments	555,206		195,819		(64.7)
Interbank deposits	56,396		62,883		11.5
Total average interest-earning assets	Ch$	3,315,576	Ch$	3,228,254	(2.6)%

________________

(1) Includes commercial, consumer, mortgage, contingent and past due loans.

Our total average interest-earning assets were Ch$3,228,254 million in 2006 as compared to Ch$3,315,576 million in 2005, a decrease of 2.6%. This decrease is mainly the result of liquidating a significant portion of our investment portfolio. In the latter part of 2005 and the first half of 2006, we began to liquidate our investment portfolio due to the negative effect of the increase in interest rates on these investments. Average financial investments held as of December 31, 2006 decreased by Ch$359,387 million, or 64.7% as compared to the previous year. The lower amount of financial investments was partially offset by an increase in loans during the year.

The following table sets forth information key elements of our interest expense for the years ended December 31, 2005 and 2006:

	For the year ended December 31,				% Change from prior year
	2005		2006		2006
	(in millions of constant Ch$ as of December 31, 2006 except for percentages)

Interest expense	Ch$	132,664	Ch$	138,616	4.5%
Average interest-bearing liabilities:
Savings accounts	12,940		11,618		(10.2)
Time deposits	1,803,540		1,545,754		(14.3)
Central Bank borrowings	25,192		9,406		(62.7)
Repurchase agreements	94,707		82,687		(12.7)
Mortgage finance bonds	287,437		302,714		5.3
Other interest-bearing liabilities	375,344		485,783		29.4
Total average interest-bearing liabilities	Ch$	2,599,160	Ch$	2,437,962	(6.2)%

Our interest expense was Ch$138,616 million in 2006 compared to Ch$132,664 million in 2005, an increase of 4.5%. This increase was mainly the result of the effect of an increase in prevailing interest rates, as a result of the Central Bank’s monetary policy rate increasing from 4.50% in January to 5.25% in December 2006.

As previously explained, we liquidated a significant portion of our investment portfolio during the latter part of 2005 and the first half of 2006. As a result we were able to almost completely substitute this divestment in loan growth. Furthermore, as we increase the size of our loan portfolio, we will continue to seek to lower our cost of funding through the expansion of our retail deposit base.

Net interest margin (net interest revenue divided by average interest-earning assets) was approximately 3.6% and 3.4% for 2005 and 2006, respectively. As previously explained, this decrease was mainly a result of the liquidation of our investment portfolio partially offset by our growth in loans. However, this growth took place mainly during the second quarter; thus the interest generated by this growth could not completely offset the decrease in interest-earning assets during the first quarter.

Provisions for loan losses

We recorded consolidated net loan growth of 14.6 % in 2006 as compared to 2005. This increase was attributable to our continued effort to increase the size of our loan portfolio. However, our growth strategy is to grow profitably and focus on more profitable business segments. As of December 31, 2006, residential mortgage and consumer loans showed the most significant growth as compared to December 31, 2005, growing by 39.3% and 21.1%, respectively.

Provisions and charge-offs for loan losses were Ch$23,581 million in 2006 as compared to Ch$23,077 million in 2005, an increase of 2.2% due to our growth in the retail segment which is more profitable but also associated with greater risk. Total charge-offs increased by 17.2 % in 2006, representing 82.5 % of provisions for loan losses charged to income during the period. Allowances for loan losses as a percentage of total loans was 1.6% as of December 31, 2006 which compares favourably to our risk index of 1.4% as of December 31, 2005. The improvement was mainly due to changes in the composition of our loan portfolio, including a decrease in past due loans. In our management’s judgment, our allowances for loan losses as of December 31, 2006 were adequate to cover any known or probable losses in the loan portfolio.

The following table sets forth certain information relating to our allowances for loan losses as of December 31, 2005 and 2006:

	As of December 31,				% Change from prior year
	2005		2006		2006
	(in millions of constant Ch$ as of December 31, 2006 except for percentages)

Total loans	Ch$	2,908,072	Ch$	3,331,824	14.6%
Substandard loans	61,435		60,307		(1.8)
Allowances for loan losses	45,267		46,524		2.8
Allowances for loan losses as a percentage of total loans	1.6%		1.4%		(10.3)
Allowances for loan losses as a percentage of past due loans	177.4%		243.4%		37.2
Allowances for loan losses as a percentage of substandard loans	73.7%		77.1%		4.7%

Net fees and income from services

Our net fees and income from services increased 19.2% from Ch$23,660 million in 2005 to Ch$28,209 million in 2006, due primarily to our effort to increase fees in line with what we believe to be the market standard and to improve our fee collection processes to products oriented to retail banking customers (such as checking accounts and credit cards).  We believe that our customers’ acceptance of these changes demonstrates a high level of loyalty to our products and services.  In addition, this increase reflects the increase in our client base as of December 2006 as compared to December 2005. The increase in our fees and other services income was partially offset by a 30.8% increase in expenses, from Ch$3,901 million in 2005 to Ch$5,105 million in 2006. This escalation in costs is due to the increase of more than 50% in both the stock as well as transactions and consumption of our credit cards business.

Other net operating income

The following table sets forth certain components of our other net operating income for 2005 and 2006:

	For the Year Ended December 31,				% Change from prior year
	2005		2006		2006
	(in millions of constant Ch$ as of December 31, 2006 except for percentages)

Trading activities, net	Ch$	12,159	Ch$	7,004	(42.4)%
Foreign exchange transactions, net	(368)		302		(181.9)
Other operating income and expenses, net	(5,548)		(11,221)		102.3
Total other operating income (loss), net	Ch$	6,243	Ch$	(3,915)	(162.7)%

In 2006, we recorded a total other net operating loss of Ch$3,915 million as compared to income of Ch$6,243 million in 2005. This change was primarily the result of (i) losses experienced in the value of our investment portfolio towards the end of 2005 and early in 2006 due to increases in prevailing Chilean interest rates and the simultaneous decline in value of debt securities, especially with respect to Chilean government bonds.  As a result, we liquidated the majority of the positions in our investment portfolio, thereby reducing our exposure to potential losses in connection with fluctuations in prevailing interest rates; (ii) the non-recurring income received in 2005 in connection with the liquidation of an asset received in lieu of payment, representing approximately Ch$2,000 million; and (iii) the increase in Ch$2,202 million in sales force expenses related to the growth in our consumer loan, credit card and residential mortgage loan portfolios.

Operating expenses

The following table sets forth the principal components of our operating expenses for the years ended 2005 and 2006:

	For the Year Ended December 31,				% Change from prior year
	2005		2006		2006
	(in millions of constant Ch$ as of December 31, 2006 except for percentages)

Personnel salaries and expenses	Ch$	38,017	Ch$	40,933	7.7%
Administrative and other expenses	17,153		18,851		9.9
Depreciation amortization	5,261		5,251		(0.2)
Total operating expenses	Ch$	60,431	Ch$	65,035	7.6%

Our total operating expenses were Ch$60,431 million in 2005 as compared to 65,035 million in 2006, an increase of 7.6%. This increase was mainly the result of higher personnel salaries and expenses, which grew by Ch$2,916 million, or 7.7%, from Ch$38,017 million as of December 31, 2005 to Ch$40,933 million for 2006.  The increase reflects the additional personnel hired to handle increased business activity in our commercial and operational areas.

Administrative and other expenses were Ch$18,851 million in 2006 compared to Ch$17,153 million in 2005, an increase of 9.9%. The increase was primarily due to greater expenditures for marketing campaigns and for leases for additional branches. Additionally, administrative and other expenses include payments for a service agreement to our affiliate Corp Group Interhold S.A. Under this agreement, we are obligated to pay fees of approximately UF6,250 per month. This agreement was signed on July 6, 2001 and had an initial five year term which is automatically renewable for one-year periods thereafter. Our efficiency ratio (operating expenses as a percentage of operating revenue which is the aggregate of net interest revenue, net fees and income from services and net other operating income) increased to 48.8% in 2006 from 40.0% in 2005. This is due to two factors (i) increase in operating expenses which is mainly due to higher expenses related to our shift towards becoming a more retail oriented bank and (ii) the decrease in operating revenue which is mainly due to the decrease in net interest revenue.

Net Loss from price-level restatement

Chilean GAAP requires that financial statements be restated to reflect the full effects of loss of in purchasing power of the peso on the financial position and the results of operations of reporting entities. The method prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end. A bank’s net monetary asset position is determined by subtracting its net non-monetary asset position (non-monetary assets less non-monetary liabilities) from shareholders’ equity. As such, under Chilean GAAP, the gain (or loss) from price-level restatement in results of operations is determined by subtracting the price-level restatement adjustment of net non-monetary assets from the price-level restatement adjustment of shareholders’ equity. Due to our assets and liabilities being substantially all monetary assets, inflation causes a net loss on our results.

Our net loss due to price-level restatement decreased from Ch$10,778 million in 2005 to Ch$7,008 million in 2006. This was attributable to a lower inflation rate in Chile for 2006 as compared to the prior year.

Income taxes

In 2006, we had a net tax liability of Ch$7,638 million as compared to Ch$10,955 in 2005. This decrease is due to our lower net income in 2006 as compared to 2005. Results of Operations for the Years Ended December 31, 2004 and 2005

Results of Operations for the Years Ended December 31, 2004 and 2005

The following table sets forth the principal components of our net income for the years 2004 and 2005:

	For the Year Ended December 31,				% Change from Prior Year
	2004		2005		2005
	(in millions of constant Ch$ as of December 31, 2006 except for percentages)

Components of net income:
Net interest revenue	Ch$	120,832	Ch$	121,218	0.3%
Provisions for loan losses	(19,165)		(14,122)		(26.3)
Fees and income from services, net	19,944		23,660		18.6
Other operating income, net	4,616		6,243		35.2
Other income and expenses, net	(1,866)		(1,097)		(41.2)
Operating expenses	(56,948)		(60,431)		6.1
Loss from price-level restatement, net	(6,825)		(10,778)		57.9
Income before income taxes	60,588		64,693		6.8
Income taxes	(6,888)		(10,955)		59.0
Net income	Ch$	53,700	Ch$	53,738	0.1%

The following table presents summary information related to our lines of business for the years ending December 31, 2004 and 2005.

	Year ended December 31, 2004
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International (1)	Non- Banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest revenue	19,516	21,769	19,750	27,531	26,341	5,925	120,832
Fees and income from services, net	3,176	3,511	5,676	1,707	(40)	5,914	19,944
Gain from trading activities	—	2,559	—	—	8,246	(47)	10,758
Foreign exchange transactions, net	485	(437)	1	—	570	(1,725)	(1,106)
Other operating income (expenses), net	(86)	1,188	(2,011)	(5,638)	1,034	477	(5,036)
Provision for loan losses	(1,159)	(5,915)	(6,130)	(8,685)	(5,248)	—	(27,137)
Gross Operational margin	21,932	22,675	17,286	14,915	30,903	10,544	118,255
Other income and expenses							6,106
Operating expenses							(56,948)
Net loss from price-level restatement							(6,825)
Income before income taxes							60,588
Average Loans	1,169,163	624,663	338,986	159,337	35,430	0	2,327,579
Average Investments	—	—	—	—	432,955	104,131	537,086

(1) Includes other non-segment items

	Year ended December 31, 2005
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International (1)	Non- Banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest revenue	21,605	25,579	21,761	26,268	20,075	5,930	121,218
Fees and income from services, net	2,453	4,420	5,883	2,483	444	7,977	23,660
Gain from trading activities	2	3,289	—	—	6,726	2,142	12,159
Foreign exchange transactions, net	359	(2,069)	4	—	3,860	(2,522)	(368)
Other operating income (expenses), net	(39)	1,765	(2,370)	(7,391)	1,868	619	(5,548)
Provision for loan losses	(342)	(7,267)	(5,566)	(7,868)	(2,033)	—	(23,076)
Gross Operational margin	24,038	25,717	19,712	13,492	30,940	14,146	128,045
Other income and expenses							7,857
Operating expenses							(60,431)
Net loss from price-level restatement							(10,778)
Income before income taxes							64,693
Average Loans	1,268,535	738,905	449,472	203,240	43,822	—	2,703,974
Average Investments	—	—	—	—	442,604	112,602	555,206

(1) Includes other non-segment items

Net interest revenue

The following table sets forth the elements of our net interest revenue for the years 2004 and 2005:

	For the year Ended December 31,				% Change from Prior Year
	2004		2005		2005
	(in millions of constant Ch$ as of December 31, 2006 except for percentages)

Interest revenue	Ch$	204,462	Ch$	253,882	24.2%
Interest expense	(83,630)		(132,664)		58.6
Net interest revenue	Ch$	120,832	Ch$	121,218	0.3%

(1)  See note 26 of our consolidated income statements for a break down of interest revenue and expense.

Our net interest revenue in 2005 was Ch$121,218 million as compared to Ch$120,832 million in 2004, an increase of 0.3%.Interest revenue and interest expense in 2005 as compared to 2004 increased by Ch$49,420, or 24.2% and Ch$49,034, or 58.6%, respectively. During 2005, we were negatively affected by the increase in prevailing interest rates due to our interest bearing liabilities reprice more frequently than our interest-earning assets, resulting in the 58.6% increase in our interest expense. This was partially offset by a 24.2% increase in our interest revenue. The increase in net interest revenue is mainly explained by the increase in the average nominal interest rate earned on our interest-earning assets (7.6% for 2005 as compared to 6.9% for 2004), and by a 13.4% increase in our average interest-earning assets. The average nominal rate paid was 5.1% in 2005 compared to 3.7% in 2004. The increase in net interest revenue was also attributable to the higher inflationary environment in 2005 as compared to 2004, which increased the balance of our UF-denominated assets.

The following table sets forth information as to key elements of our interest revenue for the years 2004 and 2005:

	For the year ended December 31,				% Change from prior year
	2004		2005		2005
	(in millions of constant Ch$ as of December 31, 2006 except for percentages)

Interest revenue	Ch$	204,462	Ch$	253,882	24.2%
Average interest-earning assets:
Loans(1)	2,327,579		2,703,974		16.2
Financial investments	537,086		555,206		3.4
Interbank deposits	59,213		56,396		(4.8)
Total average interest-earning assets	Ch$	2,923,878	Ch$	3,315,576	13.4%

(1)                                  Includes commercial, consumer, mortgage, contingent and past due loans.

Our total average interest-earning assets were Ch$3,315,576 million in 2005 compared to Ch$2,923,878 million in 2004, an increase of 13.4%. This was mainly the result of an increase from Ch$1,742,200 million to Ch$1,976,772 million in the size of our commercial loan portfolio, as well as percentage increases in our mortgage, consumer and contingent loan operations. Our contingent loan portfolio consists mainly of guarantees and letters of credit relating to foreign trade finance.

The following table sets forth information as to key elements of our interest expense for the years 2004 and 2005:

	For the Year Ended December 31,				% Change from Prior Year
	2004		2005		2005
	(in millions of constant Ch$ as of December 31, 2006 except for percentages)

Interest expense	Ch$	83,630	Ch$	132,664	58.6%
Average interest-bearing liabilities:
Savings accounts	14,119		12,940		(8.4)
Time deposits	1,538,761		1,803,540		17.2
Central Bank borrowings	5,725		25,192		340.0
Repurchase agreements	95,751		94,707		(1.1)
Mortgage finance bonds	328,358		287,437		(12.5)
Other interest-bearing liabilities	282,835		375,344		32.7
Total average interest-bearing liabilities	Ch$	2,265,549	Ch$	2,599,160	14.7%

Our interest expense was Ch$132,664 million in 2005 compared to Ch$83,630 million in 2004, an increase of 58.6%. This increase was mainly the result of 37.8% increase in the average nominal interest rate paid on interest bearing liabilities, which reflected higher prevailing interest rates in 2005 compared to 2004. This increase was also due in part to a 14.7% increase in average interest bearing liabilities in 2005 when compared to 2004.

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

Provisions for loan losses

As discussed under “—Critical Accounting Policies and Estimates—Allowance for Loan Losses,” our global loan losses historically were calculated on the basis of our risk index. Since January 1, 2004, our allowances are calculated on the basis of eleven categories which are classified on an individual basis for all commercial and leasing loans exceeding Ch$200 million.

We recorded consolidated net loan growth of 12.5% in 2005 compared to 2004. This increase was attributable to our continuing efforts related to our business strategy of increasing the size of our loan portfolio.

Provisions and charge offs for loan losses were Ch$23,077 million in 2005 compared to Ch$27,135 million in 2004, a decrease of 15.0% due to an improvement in the quality of our portfolio and to improvements in the Chilean economy. Total charge-offs decreased by 28.5% in 2005, representing 73.6% of provisions for loan losses charged to income during the period. As of December 31, 2005, our allowances for loan losses as a percentage of total loans was 1.6%, compared to 1.7% as of December 31, 2004. In our management’s judgment, our allowances for loan losses as of December 31, 2005 were adequate to cover any known or probable losses in the loan portfolio.

The following table sets forth certain information relating to our allowances for loan losses as of December 31, 2004 and 2005:

	As of December 31,				% Change from prior year
	2004		2005		2005
	(in millions of constant Ch$ as of December 31, 2006 except for percentages)

Total loans	Ch$	2,584,784	Ch$	2,908,072	12.5%
Substandard loans	69,894		61,435		(12.1)
Allowances for loan losses	44,014		45,267		2.8
Allowances for loan losses as a percentage of total loans	1.7%		1.6%		(5.9)
Allowances for loan losses as a percentage of past due loans	211.8%		177.4%		(16.2)
Allowances for loan losses as a percentage of substandard loans	63.0%		73.7%		17.0%

Net fees and income from services

Our net fees and income from services increased 18.6% from Ch$19,944 million in 2004 to Ch$23,660 million in 2005, due primarily to an 18.2% increase in fees and other services income from Ch$23,321 million in 2004 to Ch$27,561 million in 2005. This increase was mainly due to increases in commissions from collections and fees and commissions generated by our mutual fund business. We intend to continue to increase our commission and services fee income as part of our growth strategy.

The increase in our fees and other services income was partially offset by a 15.5% increase in expenses, from Ch$3,377 million in 2004 to Ch$3,901 million in 2005, mainly reflecting an increase in credit card commission expenses.

Other net operating income

The following table sets forth certain components of our other net operating income for 2004 and 2005:

	For the Year Ended December 31,				% Change from prior year
	2004		2005		2005
	(in millions of constant Ch$ as of December 31, 2006 except for percentages)

Trading activities, net	Ch$	10,758	Ch$	12,159	13.0%
Foreign exchange transactions, net	(1,106)		(368)		(66.7)
Other operating income and expenses, net	(5,036)		(5,548)		10.2
Total other operating income, net	Ch$	4,616	Ch$	6,243	35.2%

Our total other net operating income increased to Ch$6,243 million in 2005 as compared to Ch$4,616 million in 2004. This 35.2% increase was primarily the result of the 13.0% increase in net trading activities, as well as an decrease in the net loss from foreign exchange transactions which decreased by 66.7% from Ch$1,106 million in 2004 to Ch$368 million in 2005.

Operating expenses

The following table sets forth the principal components of our operating expenses for the years ended 2004 and 2005:

	For the Year Ended December 31,		% Change from prior year
	2004	2005	2005
	(in millions of constant Ch$ as of December 31, 2006 except for percentages)

Personnel salaries and expenses	Ch$35,089	Ch$38,017	8.3%
Administrative and other expenses	16,801	17,153	2.1
Depreciation amortization	5,058	5,261	4.0
Total operating expenses	Ch$56,948	Ch$60,431	6.1%

Our total operating expenses were Ch$60,431 million in 2005 compared to Ch$56,948 million in 2004, an increase of 6.1%. This increase was mainly the result of an increase of 8.3% in personnel and salaries expenses and of 2.1% in administrative and other expenses.

The 8.3% increase in personnel and salaries reflects the hiring of additional executives and personnel in order to achieve our strategic goals, particularly in our retail banking and operations areas. Total employees for us and our subsidiaries increased from 1,963 as of December 31, 2004 to 2,170 as of December 31, 2005, representing a 10.5% increase.

Administrative and other expenses were Ch$17,153 million in 2005 compared to Ch$16,801 million in 2004, an increase of 2.1%. This slight increase is mainly explained by the expenses incurred in connection with the opening of new branches and the moving of existing branches in 2005. As described previously, administrative and other expenses include payments for a service agreement to our affiliate Corp Group Interhold S.A. Under this agreement, we are obligated to pay fees of approximately UF6,250 per month. This agreement was signed on July 6, 2001 and had an initial five year term which is automatically renewable for one-year periods thereafter. Depreciation and amortization expenses in 2005 were Ch$5,261 million as compared to Ch$5,058 million in 2004, an increase of 4.0%. This increase was primarily due to new branch openings during 2005. Our efficiency ratio (operating expenses as a percentage of operating revenue which is the aggregate of net interest revenue, net fees and income from services and other net operating income) remained relatively flat at 39.2% and 40.0% for 2004 and 2005, respectively.

Net loss from price-level restatement

As described previously, substantially all of our assets and liabilities are monetary. As a result, the increase in our net loss from price-level restatement from Ch$6,825 million in 2004 to Ch$10,778 million in 2005 was attributable to the increase in the initial balance at the beginning of the fiscal year of shareholders’ equity from Ch$346,139 million in 2004 to Ch$384,300 million in 2005 and to higher inflation during 2005.

Income taxes

Our income tax expenses in 2005 were a net tax liability of Ch$10,955 million as compared to a net tax liability of Ch$6,888 million in 2004. This increase reflected our increase in taxable income during the period.

Chilean and U.S. GAAP Reconciliation

Significant differences exist between our net income under Chilean GAAP as presented in “Item 5. Operating and Financial Review and Prospects,” and our net income under U.S. GAAP as presented in note 27 to our audited consolidated financial statements. Such differences involve certain methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP. We prepare our financial statements in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See note 27 to our audited consolidated financial statements for a detailed description of the material differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

Our net income for the years ended December 31, 2004, 2005, and 2006 under Chilean GAAP and U.S. GAAP are as follows:

	Year Ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$

Net Income (Chilean GAAP)	53,700	53,738	39,104
Net Income (U.S. GAAP)	62,024	45,443	41,725

Our shareholders’ equity for the years ended December 31, 2005 and 2006 under Chilean GAAP and U.S. GAAP are as follows:

	Year Ended December 31,
	2005	2006
	MCh$	MCh$

Shareholders’ equity (Chilean GAAP)	416,084	433,249
Shareholders’ equity (U.S. GAAP)	383,812	400,934

B.            LIQUIDITY AND CAPITAL RESOURCES

We maintain adequate liquidity to ensure our ability to honour withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital requirements.

Sources of Liquidity

Our liquidity depends upon our (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities and other financial institutions. To cover any liquidity shortfalls and to enhance our liquidity position, we have established lines of credit with foreign and domestic banks and also have access to Central Bank borrowings.

While we are continuing to use all available sources of funding as we believe appropriate, we are continuing to place special emphasis on increasing deposits from retail customers. These deposits consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us. In addition, to the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished. In April 2005 we issued UF8,000,000 (approximately US$276 million) of bonds in the Chilean market with the goal of using the proceeds to reduce our UF gap between assets and liabilities, improve our liquidity and reduce funding costs. Additionally, in June 2006, we issued the UF4,000,000 of bonds in the Chilean market using the proceeds to finance our normal business activities and to improve its liabilities structure. See “—Deposits and Other Borrowings.”

Capital

We currently have shareholders’ equity in excess of that required by Chilean regulatory requirements. According to the General Banking Law, a bank should have an effective equity of at least 8% of its risk-weighted assets, net of required reserves, and paid-in capital and reserves (capital básico, or Net Capital Base) of at least 3% of its total assets, net of required reserves. For these purposes, the effective equity of a bank is the sum of (a) a bank’s Net Capital Base, (b) subordinated bonds issued by a bank valued at their placement price up to 50% of its Net Capital Base; provided that the value of the bonds shall decrease 20% for each year that lapses during the period commencing six years prior to their maturity and (c) loan loss allowances in an amount up to 1.25% of a bank’s risk-weighted assets. The calculation of the effective equity does not include the capital contributions made to subsidiaries of a bank. Amendments to the capital markets law, which became effective as of June 30, 2002, resulted in changes in the calculation of each bank’s regulatory capital. The amendments require the calculation of capital contributions to be made on a consolidated basis rather than on an unconsolidated basis. For purposes of weighing the risk of a bank’s assets, the General Banking Law categorizes assets based on the nature of the issuer, availability of funds, nature of the assets and  existence of collateral securing such assets.

Reserves

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$14,669 million or US$ 28  million as of December 31, 2006). However, a bank may begin operations with 50.0% of such amount, provided that it has a total capital ratio (defined as effective equity as a percentage of risk-weighted assets) of not less than 12.0%. When a bank’s paid-in capital reaches UF600,000 (Ch$11,002 million or US$ 21 million as of December 31, 2006) the total capital ratio required is reduced to 10.0%.

The following table sets forth our minimum capital requirements set by the Chilean Superintendency of Banks as of the dates indicated. See note 14 to our financial statements for a description of the minimum capital requirements.

	As of December 31
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)

Net Capital Base	Ch$	344,435	Ch$	362,346	Ch$	394,145
3% total assets net of provisions	(101,736)		(105,904)		(111,283)
Excess over minimum required equity	Ch$	242,699	Ch$	256,442	Ch$	282,862
Net Capital Base as a percentage of the total assets, net of provisions	10.2%		10.3%		10.6%

Effective equity	Ch$	393,502	Ch$	403,530	Ch$	432,745
8% of the risk-weighted assets	(216,790)		(239,613)		(254,708)
Excess over minimum required equity	Ch$	176,712	Ch$	163,917	Ch$	178,037
Effective equity as a percentage of the risk weighted assets	14.5%		13.5%		13.6%

Financial Investments

The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2005 and 2006. Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held-to-maturity. As of December 31, 2005 and 2006 we have not classified any securities as held-to-maturity.

	As of December 31,
	2005	2006
	MCh$	MCh$
Held-for-Trading:
Central Bank and government securities
Central Bank securities	—	46,314
Chilean Treasury bonds	—	2,800
Other securities	—	2
Subtotal	—	49,116
Other financial securities
Time deposits in Chilean financial institutions	—	64,571
Mortgage finance bonds	—	3,813
Chilean financial institutions bonds	—	1,639
Other Chilean securities	—	5,259
Subtotal	—	75,282
Total	—	124,398

Available-for-sale:
Central Bank and government securities
Central Bank securities	23,544	—
Chilean Treasury bonds	161	—
Other securities	2	—
Subtotal	23,707	—
Other financial securities
Time deposits in Chilean financial institutions	104,249	17,006
Mortgage finance bonds	112,325	1
Chilean financial institutions bonds	442	—
Chilean corporate bonds	79,342	6,258
Central Bank and government foreign securities	29,055	4,744
Other foreign securities	74,030	—
Subtotal	399,443	28,009
Total	423,150	28,009
Total financial	423,150	152,407

In addition to the securities issued by the Central Bank and the Chilean government disclosed above, we also have a concentration of investments in time deposits and mortgage securities (Ch$24,154 million) issued by Banco del Estado de Chile, representing approximately 5.6% of our shareholders’ equity, at December 31, 2006.  We do not hold securities of any issuer with respect to which the aggregate book value of the investment exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

The following table shows interest rates per annum applicable to certain Central Bank bonds as of the dates indicated:

		Peso-denominated	Peso-denominated	UF-denominated	UF-denominated
	As of the end of	five-year bond	10-year bond	five-year bond	10-year bond
2005	January	4.93	5.91	2.51	3.10
	February	4.94	5.83	2.32	2.89
	March	5.26	6.00	2.21	2.78
	April	5.45	6.05	2.17	2.61
	May	5.29	5.82	2.15	2.38
	June	5.13	5.60	2.00	2.30
	July	5.35	5.77	1.95	2.38
	August	5.38	5.73	1.87	2.21
	September	5.45	5.78	1.88	2.18
	October	6.02	6.25	2.57	—
	November	6.14	6.44	3.31	—
	December	6.01	6.39	3.17	—

2006	January	5.98	6.16	2.73	2.93
	February	5.91	—	2.73	2.96
	March	6.03	6.28	2.79	3.01
	April	6.06	—	2.63	2.94
	May	6.16	—	2.92	3.15
	June	6.21	6.42	3.17	3.33
	July	6.25	—	2.99	3.21
	August	6.01	—	2.94	3.05
	September	5.86	6.01	3.07	3.03
	October	5.66	—	2.93	2.94
	November	5.36	—	2.82	2.72
	December	5.62	5.50	2.54	2.54

2007	January	5.18	5.27	2.61	2.58
	February	5.31	—	2.61	2.81
	March	—	—	2.47	2.57
	April	5.28	—	2.37	2.59
	May	5.51	—	2.79	2.96

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

Losses relating to the portion of our investment portfolio classified as “trading” are recorded as actual losses in our income statement as “Losses from trading activities.” Losses relating to the portion of our investment portfolio classified as “available for sale” are recorded in our balance sheet as “Other reserves,” which is a component of our shareholders’ equity. As of October 1, 2005, approximately 70% of our investment portfolio was classified as “available for sale,” so the marked-to-market losses relating to the increase in interest rates were reflected on our balance sheet.

In response to the magnitude of losses that would have been generated by maintaining our investment portfolio as it was constituted prior to October 2005, we began to take certain actions aimed at diminishing the negative impact on our income statement of the rate increases discussed above. In October 2005 we began to gradually liquidate our investment portfolios through sales transactions carried out in the Chilean financial markets. As a result of these sales transactions, as of December 31, 2005, the balance of total financial investments in our consolidated portfolio had been reduced by Ch$111,153 million as compared to the balance as of December 31, 2004.

We continued this liquidation process through the first half of 2006. As a result, our total financial investments as of December 31, 2006 amounted to Ch$152,407 as compared to Ch$423,150 million as of December 31, 2005, a decrease of 64%.

 As a result of these actions, the balance of our investment portfolio is currently significantly smaller than it has been historically. We do not currently intend to increase the size of our financial investment portfolio to historic levels. However, we expect to acquire additional investments, which would increase the size of the portfolio from its current level.

In 2005, we implemented certain structural changes that we believe will improve our ability to manage our exposure to market risks. For example, our Assets & Liabilities (A&L) Committee updated certain exposure limits applicable to our investment portfolio, including limits relating to potential losses. In addition, while we previously determined our potential loss and position limits on the basis of our free effective equity, which allowed us to establish relatively high limits due to our high level of capitalization, our A&L Committee has determined that such limits should be analyzed and determined on the basis of our net income. These adjustments have enhanced our ability to effectively manage market risks.  A description of the currently applicable limits, as well as information relating to other tools that we employ to manage market risk, are included under “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments as of December 31, 2006:

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	(in millions of constant Ch$ of December 31, 2006)
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
Held-for-Trading:
Central Bank and government securities
Central Bank securities	9,176	3.2	34,888	3.0	1,767	3.6	483	2.7	46,314
Chilean Treasury bonds	89	2.9	335	2.9	368	2.9	2,008	2.9	2,800
Other securities	—	—	2	6.7	—	—	—	—	2
Subtotal	9,265	3.2	35,225	3.0	2,135	3.5	2,491	2.9	49,116
Other financial securities
Time deposits in Chilean financial institutions	53,577	5.9	10,994	6.0	—	—	—	—	64,571
Mortgage finance bonds	980	4.9	1,918	4.8	885	4.8	30	4.6	3,813
Chilean financial institutions bonds	572	6.0	1,026	5.9	39	5.0	2	5.3	1,639
Other Chilean securities	5,259	5.9	—	—	—	—	—	—	5,259
Subtotal	60,388	5.9	13,938	5.8	924	4.8	32	4.6	75,282
Total	69,653	5.5	49,163	3.8	3,059	3.9	2,523	2.9	124,398

Available-for-sale:
Central Bank and government securities	—	—	—	—	—	—	—	—	—
Other financial securities
Time deposits in Chilean financial institutions	—	—	—	—	17,006	3.4	—	—	17,006
Mortgage finance bonds	1	4.8	—	—	—	—	—	—	1
Chilean corporate bonds	423	7.1	1,446	7.1	4,389	7.1	—	—	6,258
Central Bank and government foreign securities	316	6.6	1,081	6.6	1,584	6.6	1,763	6.7	4,744
Subtotal	740	6.9	2,527	6.9	22,979	4.3	1,763	6.7	28,009
Total	740	6.9	2,527	6.9	22,979	4.3	1,763	6.7	28,009
Total financial investments	70,393	5.5	51,690	4.0	26,038	4.3	4,286	4.5	152,407

Unused Sources of Liquidity

As of December 31, 2006, we had approximately US$1,371 million available in credit lines from financial institutions.

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

Net Cash Provided by Operating Activities

	For the year ended December 31,
	2004	2005	2006
	(in millions of constant Ch$ of December 31, 2006)

Net cash provided by operating activities	Ch$ 101,159	Ch$ 99,921	Ch$ 81,093

In 2006, our net cash provided by operating activities decreased by Ch$18,828 million, or 18.8% when compared to December 31, 2005. The decrease was primarily due to a decrease in net income in 2006 when compared to 2005.

Our net cash provided by operating activities decreased by Ch$1,238 million, or 1.2%, from 2004 to 2005, due primarily to a decrease in net change-interest, indexation adjustment and commissions on assets and liabilities, an increase in income taxes, an increase in the net loss from price-level restatement and to the decrease in the gain on sale of assets received in payment.

Net Cash Used in Investing Activities

	For the year ended December 31,
	2004	2005	2006
	(in millions of constant Ch$ of December 31, 2006)

Net cash used in investing activities	Ch$ (404,015)	Ch$ (325,985)	Ch$ (174,657)

Our net cash used in investing activities decreased by 46.4% from Ch$325,985 million in 2005 to Ch$174,657 million in 2006. This decrease was mainly attributable to (i) our increased use in 2006 of available cash to finance loans to our customers and (ii) the liquidation of our investment portfolio during the first quarter of 2006, as further explained under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Liquidity—Financial Investments.”

Our net cash used in investing activities decreased by 19.3% from Ch$404,015 million in 2004 to Ch$325,985 million in 2005. This decrease was mainly attributable to (i) our increased use in 2005 of available cash to finance loans to our customers and (ii) the increase in the acquisition of other assets not considered to be investing activity. In addition, during the latter part of 2005 we did not acquire government bonds and other similar instruments at the same pace as in prior periods; rather, we began liquidating a significant portion of our investment portfolio, as further explained under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Liquidity—Financial Investments.”

Net Cash Provided by Financing Activities

	For the year ended December 31,
	2004	2005	2006
	(in millions of constant Ch$ of December 31, 2006)

Net cash provided by financing activities	Ch$ 346,949	Ch$ 136,726	Ch$ 102,062

Our net cash provided by financing activities decreased by 25.4% from Ch$136,726 million in 2005 to Ch$102,062 in 2006. This decrease was primarily the result of a decrease in deposits and borrowings, , issuance of bonds, loans obtained abroad and an increase in other short-term liabilities. This was partially offset by an increase in other sight or term obligations, borrowings from the Central Bank and  short-term foreign loans.

Our net cash provided by financing activities decreased by 60.6% from Ch$346,949 million in 2004 to Ch$136,726 in 2005. This decrease was primarily the result of the smaller increase in deposits and borrowings, the decrease in other sight obligations, the decrease of liabilities from brokerage of instruments, the decrease of loans from the Central Bank and the increase in the redemption of mortgage notes. The effects of these factors were partially offset by an increase in other short term liabilities and by the issue of a bond in April 2005 for UF8,000,000.

Deposits and Other Borrowings

The following table sets forth our average daily balance of our liabilities for the years ended December 31, 2004, 2005 and 2006, in each case together with the related average nominal interest rates paid thereon.

	Year ended December 31,
	2004					2005					2006
					Average					Average					Average
	Average		Interest		Nominal	Average		Interest		Nominal	Average		Interest		Nominal
	Balance		Paid		Rate	Balance		Paid		Rate	Balance		Paid		Rate
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)

Savings accounts	Ch$	14,119	Ch$	395	2.8%	Ch$	12,940	Ch$	504	3.9%	Ch$	11,618	Ch$	225	1.9%
Time deposits	1,538,761			37,782	2.5	1,803,540			71,057	3.9	1,545,754			80,120	5.2
Central Bank borrowings		5,725		100	1.7		25,192		862	3.4	9,406			467	5.0
Repurchase agreements		95,751		9,465	9.9		94,707		12,195	12.9	82,687			11,352	13.7
Mortgage finance bonds		328,358		26,178	8.0		287,437		24,197	8.4	302,714			19,935	6.6
Other interest bearing-liabilities		282,835		9,710	3.4		375,344		23,849	6.4	485,783			26,517	5.5
Subtotal interest-bearing liabilities	2,265,549			83,630	3.7%	2,599,160			132,664	5.1%	2,437,962			138,616	5.7%

Non-interest bearing liabilities:
Non-interest bearing deposits		239,198					247,795					222,073
Contingent liabilities		193,341					212,716					242,378
Other non-interest bearing liabilities		573,603					849,476					365,703
Shareholders’ equity		367,706					391,334					414,039
Subtotal non-interest bearing liabilities	1,373,848					1,701,321					1,244,193
Total	Ch$	3,639,397	Ch$	83,630		Ch$	4,300,481	Ch$	132,664		Ch$	3,682,155	Ch$	138,616

Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy. Our most important source of funding is our time deposits. Time deposits represented 63% of our average interest bearing liabilities for the year ended December 31, 2006. We are continuing to place special emphasis on increasing deposits from retail customers, which consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us. To the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of mortgage finance bonds in Chile’s domestic capital markets. Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

C.            RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not currently conduct any significant research and development activities.

D.            TREND INFORMATION

After the relatively poor performance of the Chilean economy in 2006—when the external conditions to were positive, the fiscal expenditures were growing and substantial stimulus was provided by interest rate policies—the economy is showing positive signs of acceleration during 2007. Domestic demand according to the most recent projections of the Central Bank is expected to grow in 2007 by 6.8%, with investment in fixed capital growing at 8.0% and overall consumption at 7%. Exports of goods and services is expected to grow 8.1% while imports of goods and services would grow by 10.7%. Merchandise exports would reach US$62.8 billion and merchandise imports would reach US$40.5 billion, generating a trade surplus of US$22.3 billion, substantially similar to the surplus observed in 2006.

The CPI grew by 2.6% during 2006, benefiting from the decline in oil prices. Due to a perception that GDP was below its potential, and facing a declining rate of growth, the Chilean monetary authorities—which had been raising the Central Bank intervention rate of interest (TPM) for several quarters to 5.25%—modified their stance to a neutral position during the third quarter of 2006, to finally reduce the intervention rate during the first quarter of 2007 to 5.0%.

The 5.8% of growth of GDP during the first quarter of 2007 points in the direction—as anticipated by the Central Bank—of GDP growth between 5%-6% for this year. Accordingly, employment has been growing faster while unemployment rates keep going down. According to Central Bank expectations, the Chilean economy will experience a slight decline in terms of trade during 2007. However, terms of trade would still remain at higher levels historically.

Core inflation, originally projected in January 2007 by the Central Bank to be slightly under its objective of 3.0% annually, is now expected to reach 3% during 2007, reflecting the revised expectations of faster growth for the present year. While the external economic conditions remain positive and growth expectations have been revised upwards, the peso has appreciated as of May 31, 2007 to $525.3 per U.S. dollar. This value for the peso was observed around 2005 and early 2006, when copper prices reached high levels. After corrections in copper prices during 2006 and early 2007 the peso depreciated moderately. A new recovery of copper prices in the very recent period has strengthened the peso again.

Our net interest revenue is positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest revenue is negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets.

Our operating revenues depend significantly on our net interest revenue. In 2004, 2005 and 2006 net interest revenue represented 81.4%, 78.9% and 70.8% of our operating revenues, respectively. Changes in market interest rates may affect the interest rates earned on our interest-earning assets and the interest rates paid on our interest bearing liabilities which may result in a further reduction in our net interest revenue.

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

E.              OFF-BALANCE SHEET ARRANGEMENTS

We are party to transactions with off-balance-sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements and include commitments to extend credit not otherwise accounted for as contingent loans. These commitments include such items as overdraft and credit card lines of credit. Previously, our interest rate and cross-currency swap agreements were treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, was recorded in net income in the period that such differences originated. As described in note 1 g., beginning January 1, 2006, the Chilean Superintendency of Banks established new rules for the accounting treatment of certain derivative instruments and hedges of financial assets. Traditional financial instruments which meet the definition of a “derivative” such as forwards in foreign currency, UF, interest rate futures currency and interest rate swaps, currency and interest rate options and others, are initially recognized on the balance sheet at cost (including transaction fees) and, at subsequent period ends, at their fair value. The fair value is obtained from market quotes, discounted cash flow models and option valuation models, as applicable.

Such commitments are agreements to lend to a customer at a future date, subject to the customer’s compliance with contractual terms. Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these commitments is Ch$166,351 million as of December 31, 2006.

We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding commitments do not represent an unusual credit risk.

In terms of outstanding exposure to credit risk, the true measure of risk from derivative transactions is the marked-to-market value of the contracts at a point in time (i.e., the cost to replace the contract at the current market rates should the counterparty default prior to the settlement). For most derivative transactions, the notional principal amount does not change hands; it is simply an amount that is used as a reference upon which to calculate payments. As of December 31, 2006, the net unrealized gain or loss on our derivative portfolio, determined based on the marked-to-market value, was a loss of Ch$489 million.

F.              TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In addition to the scheduled maturities of our contractual obligations which are included under “—Liquidity and Capital Resources—Sources of Liquidity,” as of December 31, 2006, we also had other commercial commitments which mainly consist of open and unused letters of credit together with guarantees granted by us in Ch$, UF and foreign currencies (principally U.S. dollars). We expect most of these commitments to expire unused.

The following table sets forth our contractual obligations and other commercial commitments by time remaining to maturity, as of December 31, 2006, including accrued interest:

Due	Due
Due	after 1 year	after 3 years	Due
within	but within	but within	after
1 year	3 years	6 years	6 years	Total
(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Contractual Obligations
Time and other obligations (1)	Ch$	1,680,144	Ch$	2,527	Ch$	2,595	Ch$	1,908	Ch$	1,687,174
Mortgage finance bonds	35,879	52,944	76,828	169,269	334,920
Bonds	9,174	16,998	146,121	10,000	182,293
Subordinated bonds	5,939	10,575	13,077	14,295	43,886
Chilean Central Bank borrowings:
Credit lines for renegotiations of loans	—	—	—	—	—
Other Central Bank borrowings	32,034	32,034
Borrowings from domestic financial institutions	3,601	—	—	—	3,601
Investments sold under agreements to repurchase	54,876	—	—	—	54,876
Foreign borrowings	220,511	9,342	10,336	—	240,189
Other borrowings	10,052	9,796	6,325	1,924	28,097
Operating leases	2,864	5,160	5,994	18,136	32,154
Total contractual obligations	2,055,074	107,342	261,276	215,532	2,639,224
Other Commercial Commitments
Letter of Credit	37,758	—	—	—	37,758
Guarantees	191,468	26,543	2,422	25	220,458
Other commercial commitments	23,132	—	—	—	23,132
Total other commercial commitments	Ch$	252,358	Ch$	26,543	Ch$	2,422	Ch$	25	Ch$	281,348

(1) Excludes demand accounts, savings accounts and contingent liabilities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS AND SENIOR MANAGEMENT

Our management is vested in our Board of Directors which, in accordance with our bylaws, consists of 11 directors and one alternate who are elected at annual shareholders’ meetings. Members of the Board of Directors are elected for three-year terms. Our current members of the Board of Directors were elected on February 27, 2007 and their term expires in February 2010. Cumulative voting is permitted for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. Our principal executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the Board of Directors are held monthly. Extraordinary meetings can be held when called in one of three ways:  by the Chairman of the Board of Directors, by one or more directors with the prior approval of the Chairman of the Board of Directors, or by six directors.

Our current directors are as follows:

Directors	Position	Age
Carlos Abumohor Touma	Chairman and Director	86
Alvaro Saieh Bendeck	First Vice Chairman and Director	57
Jorge Andrés Saieh Guzmán	Second Vice Chairman and Director	36
Jorge Selume Zaror	Director	55
Fernando Aguad Dagach	Director	48
Carlos Massad Abud	Director	74
Hernán Somerville Senn	Director	66
Arturo Valenzuela	Director	63
Ignacio Gonzalez Martinez	Director	44
Francisco Rosende Ramírez	Director	51
Julio Barriga Silva	Director	70
Juan Rafael Gutiérrez Ávila	Alternate Director	66

Carlos Abumohor Touma became a Director and Chairman of our Board of Directors on June 18, 1996. Prior to this he served as a director and as the Chairman of the board of directors for Banco Osorno. He is also an investor in financial institutions and sits on the board of directors of several major Chilean companies.

Alvaro Saieh Bendeck became a Director and First Vice Chairman of our Board of Directors on June 18, 1996. Prior to this he also served as the Chief Executive Officer and later the First Vice Chairman of Banco Osorno. He is currently the Chairman of Corp Group Interhold S.A. and a director of the Santiago Stock Exchange. Mr. Saieh also serves similar positions on a variety of different boards. Mr. Saieh received a B.A. in Business and Administration and graduated from the Universidad de Chile. He holds a Ph.D. in Economics from the University of Chicago.

Jorge Andrés Saieh Guzmán became a Director and Second Vice Chairman of our Board of Directors on August 25, 1998. He also serves as the Chairman of the board of directors for Consorcio Periodístico de Chile S.A., Vice Chairman of both Corp Group Interhold S.A. and the Chilean National Press Association. In addition, Mr. Saieh is a member of the board of Corp Group Inmobiliaria S.A and the Vidadeporte foundation.  He has also served as the Vice Chairman of the board of AFP Protección, as a member of the board of AFP Provida and as a member of the board of our former affiliate CORPBANCA Venezuela. Mr. Saieh received a B.A. in Business and Administration and graduated from the Universidad Gabriela Mistral. He holds a Masters in Economics and a Masters in Business and Administration from the University of Chicago.

Jorge Selume Zaror became a Director on May 23, 2001. He also serves as director of the board, among others, for Vidacorp S.A., Indisa Clinic, and the Universidad Las Americas. Prior to this he was a director on the board of directors of Banco Osorno, a director of the government budget office of Chile, Chairman of CORPBANCA Venezuela and the Chief Executive Officer of CORPBANCA between 1996 and 2001. Mr. Selume received a B.A. in Business and Administration and graduated from the Universidad de Chile. He holds a Masters in Economics from the University of Chicago.

Fernando Aguad Dagach became a Director on June 18, 1996 and is also a director of Vida Corp S.A.. He has previously held similar positions in a variety of institutions including Interbank Perú, Banco Osorno and Canal de Televisión La Red. He is an investor in financial institutions.

Carlos Massad Abud became a Director on February 20, 2004. He also serves as Chairman of AMICAR S.A. He has served as professor at the Faculty of Economics of the Universidad de Chile, and as the Director of the Institute of Economic Research and of the Graduate School of the same university. In 1964 he was appointed Vice President of the Central Bank, and he became President of the Central Bank in 1967. In 1970 he became an Executive Director of the International Monetary Fund. In 1974, Mr. Massad joined the United Nations’ Economic Commission on Latin America and the Caribbean (ECLAC) as an adviser, eventually serving as Deputy Executive Secretary. In early 1994, Mr. Massad was appointed Minister of Health in the first cabinet of President Eduardo Frei Ruiz-Tagle. In September 1996 he became President of the Central Bank and served in that capacity until April 2003. Mr. Massad received a B.A. in Business and Administration and graduated from the Universidad de Chile. He completed his graduate training at the University of Chicago.

Hernán Somerville Senn became a Director on April 29, 1997. Prior to this, from June 1983 through December 1988, he was the Coordinating Director of Foreign Debt of the Central Bank. He is currently a director of Enersis, Inacap and Viña Santa Rita. Mr. Somerville is also the Chairman, among others, of the Association of Banks and Financial Institutions, Transbank. S.A., and the Chilean-Indian Chamber of Commerce. He is a lawyer and received his law degree from the Universidad de Chile. He is currently a member of the Chilean, Interamerican, and the City of New York Bar Associations.

Arturo Valenzuela became a Director on March 27, 2007. He has served as Professor of Government and Director of the Center for Latin American Studies in Edmund A. Walsh School of Foreign Service at Georgetown University. Previously, he served as Professor of Political Science, Director on the Council of Latin American Studies at Duke University, and has been a member of a variety of Boards. He holds a Ph.D. in Political Science and Comparative Politics from Columbia University.

Ignacio Gonzalez Martinez became a Director on February 27, 2007. He is also a member of the board of for Consorcio Periodístico de Chile S.A. (COPESA). In addition, Mr. Gonzalez is a CEO of Grupo Precision S.A. Mr. Gonzalez received a B.A. in Business and Administration and Graduated from Universidad Gabriela Mistral. He holds a Masters in Business and Administration from University of California-UCLA.

Francisco Rosende Ramírez became an Alternate Director on April 29, 1997 and became a Director on May 23, 2001. He currently serves as the Dean of the University of Economics and Administration of the Pontificia Universidad Católica de Chile. From 1985 through 1990, he was the Chief of the Research Department and Research Management of the Central Bank. He has also been a member of the Antitrust Resolution Committee since 1999. Mr. Rosende received a B.A. in Business and Administration and graduated from the Universidad de Chile. He holds a Masters in Economics from the University of Chicago.

Julio Barriga Silva became a Director on April 29, 1997. Previously, he was the Chairman of Banco Santiago and the Chief Executive Officer of BancoEstado. He is an agricultural engineer and an agricultural economist from the Universidad de Chile.

Juan Rafael Gutiérrez Ávila became an Alternate Director on April 29, 1997. He is a Public Accountant (Contador Público y Auditor), or CPA, and was a director of Banco Osorno and AFP Provida from April 1998 through July 1999. Currently his work relates to real estate and financial activities.

Our current Executive Officers are as follows:

Executive Officer	Position	Age
Mario Chamorro Carrizo	Chief Executive Officer	49
Osvaldo Barrientos Valenzuela	Division Manager – Retail Banking	41
Patricio Leighton Zambelli	Division Manager – Corp Capital	39
Christian Schiessler García	Division Manager – Large Companies and Corporate	53
Alberto Selman Hasbun	Division Manager – Companies	46
Pedro Silva Yrarrazaval	Division Manager – International and Treasury	46
Cristián Canales Palacios	Division Manager – Legal Services	43
Julio Henríquez Banto	Division Manager – Risk	42
Fernando Valdivieso Larraín	Division Manager – Companies Credit Risk	55
Luis Morales Fernandez	Division Manager – Commercial Credit Risk	42
Enrique Pérez Alarcón	Chief Financial Officer	34
Guido Silva Escobar	Division Manager – Operations	56
Armando Ariño Joiro	Division Manager – Information Technology	42
Christian Gilchrist Correa	Division Manager – Human Resources and Administration	36
Gabriel Falcone D’Aquila	Marketing Manager	43
Eduardo Ruiz Palma – interim	Comptroller Manager – Reports to Audit Committee	41

Mario Chamorro Carrizo has served as our Chief Executive Officer since May 30, 2006. Mr. Chamorro served as Chief Financial Officer of our former affiliate, CORPBANCA Venezuela, from 2003 to 2005 and since 2005 he has served as Chairman of the board of directors of CORPBANCA Venezuela. From 2001 to 2003 he served as Chief Executive Officer of CORPBANCA in Chile and from 1999 to 2003 he served as its Chief Operating Officer. From 1996 to 1999 he served as Chief Financial Officer of Corp Group and previously he held a similar position at Banco Osorno. Mr. Chamorro received a B.A. in Business and Administration from the Universidad de Chile. He also received a Masters in Business and Administration from the University of California in Los Angeles.

Osvaldo Barrientos Valenzuela has served as the Division Manager of Retail Banking since December 2004. Mr. Barrientos served as Payment Media Manager of Banco Santander Santiago from 1994 to 2004. From 1992 to 1994 he served as the Product Manager at Banco Edwards. Mr. Barrientos received an undergraduate degree in Civil Engineering from the Universidad de Chile.

Patricio Leighton Zambelli has served as the Division Manager of Corp Capital since October 2006. He was previously the Money Market Manager of Bice Chileconsult Asesorías Financieras S.A. and between 1999 and 2000 he was an Associate in the Corporate Finance Group of NM Rothschild Sons in Washington D.C., USA. Mr. Leighton received a B.A. in Business and Administration from the Universidad de Chile. He also received a Masters in Business and Administration from the Kellogg School of Management, North Western University.

Christian Schiessler García has served as the Division Manager of Large Companies and Corporate since October 2006. Previously he was the Division Manager of International and Treasury since May 1996. He held similar positions in Banco Osorno from January 1995 to May 1996 and in Banco de A. Edwards from September 1986 to February 1994. Mr. Schiessler received a B.A. in Business and Administration from the Universidad Federico Santa María. He also received a Masters in Business and Administration from the Waterhead School of Management, Case Western Reserve University.

Alberto Selman Hasbun has served as the Division Manager of Companies since October 2006. He was previously the Manager of Corporate Business. Mr. Selman received a B.A. in Business and Administration from the Universidad de Santiago de Chile. He also received a Masters in Business and Administration from the Universidad Adolfo Ibáñez.

Pedro Silva Yrarrazaval has served as the Division Manager of Treasury and International since October 2006. He was previously the Chief Executive Officer of our subsidiary CORPBANCA Administradora General de Fondos S.A. (Asset Management). Mr. Silva received a B.A. in Business and Administration from the Universidad de Chile. He also received a Masters in Business and Administration from the University of Chicago.

Cristián Canales Palacios has served as the Division Manager of Legal Services since April 2003. Mr. Canales served as our Legal Services Manager from 2002 to February 2003 and as Senior Attorney from 1996 to 2001. From 1989 to 1996 he served as the Attorney of Banco Osorno. Mr. Canales received a law degree from the Universidad de Chile.

Julio Henríquez Banto has served as the Risk Division Manager since 2005; previously he was our Comptroller since 2004. Mr. Henríquez served as the Division Manager of Products from September 2000 to May 2004. Mr. Henríquez served as the Manager of our Personal and Lower Income (Banco Condell) Banking Division from 1996 to August 2000. From 1993 to 1996 he served as the Assistant Manager of Personal and Lower Income Banking Division of Banco Osorno. Mr. Henríquez received a B.A. in Business and Administration from the Universidad de Santiago. He also received a Masters in Business and Administration from the Universidad Adolfo Ibañez.

Fernando Valdivieso Larraín has served as our Companies Credit Risk Division Manager since 2005. From 2002 to 2005 Mr. Valdivieso was the Risk Manager of Vida Corp. From 1999 to 2001 he served as a risk manager in Banco de A. Edwards. From 1990 — 1999 he held similar positions in Banco de Santiago. Mr. Valdivieso received a B.A. in Business and Administration from the Universidad de Chile.

Luis Morales Fernandez has served as our Commercial Credit Risk Division Manager since May 2, 2007. From 1999 to 2007 Mr. Morales was the Retail Credit Risk Manager of Santander Santiago. From 1995 to 1999 he held similar positions in Santander Banefe. Mr. Morales received a B.A. in Business and Administration from the Universidad Católica de Chile.

Enrique Pérez Alarcón has served as our Chief Financial Officer since Septemeber 2006.  Previously, he served as Corporate Director of Strategic Planning for LAN Airlines (NYSE: LFL) from 2005 to 2006.  Mr. Pérez has also served as Corporate Director of Strategic Planning for the Heritage Group in Indianapolis, IN, USA from 2003 to 2005.  Mr. Pérez received an undergraduate degree in Industrial Engineering and a Masters of Science in Engineering from the Universidad Católica de Chile.  He also received a Masters in Business and Administration from the Massachusetts Institute of Technology.

Guido Silva Escobar has served as the Division Manager of Operations since 2005. From 2003 to 2005 he served in a similar position at Skandia Chile and from 1992 to 2001, in Banco de A. Edwards. From 1981 to 1992 he served as the Operations Deputy Manager at Banchile Administradora de Fondos and at Banco Osorno y la Unión. Mr. Silva received a B.A. in Business and Administration from the Universidad de Chile.

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

Christian Gilchrist Correa has served as the Division Manager of Human Resources and Administration since March 21, 2007. From October 2003 to March 2007 he was the Human Resources Director of Tyco Fire & Security - Latin America. Mr. Gilchrist received his undergraduate degree from the Universidad de Santiago de Chile. He also received a Masters degree in Business and Administration specializing in Human Resources from the Universidad de Santiago de Chile.

Gabriel Falcone D’Aquila has served as our Marketing Manager since April 2006. Mr. Falcone served as the marketing director of Entel from 1998 to 2006. Previously, he was a partner at Etcétera Publicidad Ltda. and Genial Promociones Ltda., both marketing companies. Mr. Falcone received a B.A. in Business and Administration from the Universidad Gabriela Mistral.

Eduardo Ruiz Palma has served as our interim Comptroller Manager since December 2006. From 1999 to 2006 he served as the Internal Audit Manager of our audit department. Previously, he held similar positions, among others, in Corp Group Interhold S.A. and Banco Concepción. Mr. Ruiz is a Public Accountant (Contador Público y Auditor), or CPA from the Universidad Diego Portales.

B.            COMPENSATION

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the individual compensation of our directors or officers. For the year ended December 31, 2006, we did not pay any fees to our directors and no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers. We engaged in transactions with companies controlled by certain of our directors under the applicable requirements of the Chilean Companies Law. In 2006, we paid our senior management an aggregate of Ch$4,203 million. Chilean law does not require us to have a compensation committee.

At the Ordinary Shareholders’ Meetings held on February 28, 2007, February 28, 2006, February 28, 2005, and February 20, 2004, we agreed not to pay remuneration to the members of our Board of Directors, although we customarily compensate the members of our Directors Committee and Audit Committee, who earned total fees of Ch$84 and Ch$90 million in 2006.

C.            BOARD PRACTICES

The Directors Committee

The Directors Committee is comprised of the following three members of the Board of Directors:  Messrs. Carlos Massad Abud, Ignacio González Martínez and Francisco Rosende Ramírez. The Directors Committee’s responsibilities are, among others:

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

The Audit Committee

In May 2003, the Chilean Superintendency of Banks adopted a resolution requiring that, from January 2004, all Chilean banks establish an Audit Committee composed of two or more members, two of whom must be directors appointed by the Board of Directors. Our Audit Committee is comprised of Messrs. Hernán Somerville Senn (Chairman), Carlos Massad Abud, Ignacio González Martínez and Francisco Rosende Ramírez. The main duties of the Audit Committee are to review the efficiency of internal control systems, to ensure compliance with laws and regulations and to have a clear understanding of the risks involved in our business. The Chilean Superintendency of Banks recommends that at least one of the members of the Audit Committee, who must also be a member of the Board of Directors, be experienced with respect to the accounting procedures and financial aspects of banking operations. The members of the Audit Committee appointed by the Board of Directors must be independent according to the criteria set by the Board of Directors. In furtherance of the independence of the Audit Committee, our Board of Directors has determined that Audit Committee members should not, for the last three years, have held positions as our principal executive officers, have performed professional services for us, have commercial commitments with us or with any of our affiliates or related persons, or have relations with other entities related to us from which they have received material payments. Moreover, they may not accept any payment or other compensatory fee from us, other than in their capacity as members of the Audit Committee or of other committees. The Chairman of the Audit Committee receives a monthly remuneration.

According to its charter, promulgated according to the May 2003 resolution, the duties of the Audit Committee are, among others:

•                       proposing external auditors to the Board of Directors or the Directors Committee,

•                       proposing rating agencies to the Board of Directors or the Directors Committee,

•                       analyzing and supervising the activities, organizational structure and qualifications of our internal auditing staff, whom report directly to the Audit Committee,

•                       approving the audit plan for us and our affiliates,

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

Other Committees

We have an Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee. The main purpose of this committee is to monitor our compliance with our anti-money laundering and terrorism finance policies and practices, as well as to review and update our internal controls relating to these matters.  This committee holds regular monthly meetings and is directed by its own bylaws.

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

Non-management directors must meet at regularly scheduled executive sessions without management.	Chilean Law establishes that our executive officers may not serve as directors and therefore, all of our directors are non-management. Our Board of Directors meets regularly on a monthly basis.

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

Under Chilean law we are not required to have, and do not have, a nominating/corporate governance committee Under Chilean law, the only committees that are required are the Audit Committee, the Directors Committee, the Anti-Money Laundering Committee and the Anti-Terrorism Finance Committee.

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

compensation; and (iii) producing a committee report on executive officer compensation.

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

Under Chilean law we are not required to adopt or disclose our corporate governance guidelines. We follow corporate governance guidelines established by Chilean laws which include, among others: (i) active participation of directors in our main committees, (ii) the requirement that all employees must sign and be knowledgeable of our code of ethics, (iii) a separation of functions — our commercial segment is separated from the back office and risk segments, main credit decisions are taken in committee, (iv) monthly review by the audit committee of internal audit reports and (v) the appointment of an officer who overseas compliance with the code of ethics.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose waivers thereof for directors or executive officers.

We have a code of business and ethics conduct which drives business and ethic conduct of our Chief Executive Officer, chief financial officer and each employee. This code must be signed by each of our employees and is published in our intranet; it is included as an exhibit in this Annual Report.

D.            EMPLOYEES

As of December 31, 2006, on a consolidated basis we had 2,378 employees, 2,223 of whom were bank employees and 155 of whom were employees of our subsidiaries. Approximately 48.9% of our employees were unionized as of that date. All management positions are held by non-unionized employees. We believe that we have good relationships with our employees and the unions to which some of our employees belong.

As of December of each of the years ended 2003, 2004 and 2005 we had 1,860, 1,952 and 2,159 employees, respectively, on a consolidated basis.

E.              SHARE OWNERSHIP

Mr. Alvaro Saieh Bendeck, our First Vice Chairman and a member of our Board of Directors, together with his family maintains in an indirect ownership of 57.97% of Corp Group Banking S.A.   In addition, Mr. Alvaro Saieh Bendeck with his spouse are indirect holders of 100% of the ownership rights of Compañía Inmobiliaria y de Inversiones Saga S.A. These holding companies, controlled by Mr. Saieh Bendeck, beneficially own approximately 49.59% and 7.95% of our outstanding shares, respectively. Carlos Abumohor Touma is the Chairman of our Board of Directors, and his sons, indirectly beneficially own approximately 2.27% of our shares. Fernando Aguad Dagach and his family indirectly beneficially own approximately 5.19%of our outstanding shares. Ignacio González Martínez and his family indirectly beneficially own approximately 2.14% of our shares. In addition, Jorge Selume Zaror and his family indirectly own approximately 3.74% of our outstanding shares. Other than as stated above, no director or officer owns more than 1.0% of our outstanding common stock.

Our directors and senior managers do not have different or preferential voting rights with respect to those shares they own.

We do not have any arrangements for issuing capital to our employees, including any arrangements that involve the issue or grant of options of our shares or securities.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

Our only outstanding voting securities are our common stock. We had 226,909,290,577 shares of common stock outstanding as of June 1, 2007.

The following table sets forth information with respect to the record and beneficial ownership of our capital stock as of June 1, 2007 with respect to each shareholder known to us to own more than 5.0% of the outstanding common stock and all directors and executive officers as a group:

Stockholder	Number of shares	Percentage of total share capital
Corp Group Banking S.A.(1)(4)	112,530,207,591	49.59%
Compañía Inmobiliaria y de Inversiones Saga S.A.(2)(4)	18,032,162,741	7.95%
Public	96,346,920,245	42.46%
Officers and Directors, as a group(3)	112,978,135,778	50.38%

(1)           As of June 1, 2007, Corp Group Financial Chile B.V., or CGFC, indirectly owned 100% of the outstanding capital stock of Corp Group Banking S.A., or CGB. CGFC is controlled by Alvaro Saieh Bendeck who, together with his family, indirectly owns a majority of its voting stock. Accordingly, beneficial ownership of CGB’s shares are attributed to Alvaro Saieh Bendeck and his family, and Mr. Saieh Bendeck and family thereby also indirectly controls CORPBANCA. As set forth in footnote (2) below, Alvaro Saieh Bendeck and his spouse also indirectly beneficially owns an additional 7.95% of the shares of CORPBANCA through Saga.

(2)           Saga is indirectly controlled by Alvaro Saieh Bendeck and his spouse. Accordingly, beneficial ownership of Saga’s shares is attributed to Alvaro Saieh Bendeck and his spouse.

(3)           Includes shares (i) indirectly beneficially owned by Alvaro Saieh Bendeck and his family  and shares owned by Saga, which is controlled by Alvaro Saieh Bendeck and his spouse, (ii) indirectly owned by Carlos Abumohor Touma and his sons and (iii) owned by the other directors mentioned in “Item 6. Directors, Senior Management and Employees—Share Ownership” above. Does not include all of the shares attributed to Alvaro Saieh Bendeck pursuant to his control of Corp Group Banking S.A., as described in footnote (1) above

(4)           Alvaro Saieh Bendeck and his family are deemed to have beneficial ownership of these shares.

On November 21, 2003, Corp Group Banking S.A completed the offering and sale of 5,287,726 ADSs, representing an aggregate of 26,438,630,000 shares of our common stock, or 5,000 shares per ADS, in a transaction exempt from the registration requirements of the Securities Act pursuant to Rule 144A and Regulation S thereunder. Concurrently with the ADSs offering, Corp Group Banking S.A. completed a public offering and sale of 26,438,637,013 shares of our common stock in Chile.  In October 2004, we conducted a public offering of ADSs in exchange for ADSs that had been issued pursuant to Rule 144A.  Also, on November 1, 2004, our new ADSs were listed on the New York Stock Exchange.

As of June 8, 2007, ADR holders (through the Depositary) held 2.3% of our total shares, represented by one registered shareholder. The remaining 97.7% of our total shares were held locally, in Chile, represented by 6,629 shareholders. All of our shareholders have identical voting rights.

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

As of December 31, 2004, 2005 and 2006, loans to related parties totaled Ch$56,479 million, Ch$50,029 million and Ch$55,212 million, respectively. As of December 31, 2004, 2005 and 2006, related party receivables, other than loans, totaled Ch$28 million, Ch$139 million and Ch$14 million, respectively. See note 16 to our financial statements for a more detailed accounting of transactions with related parties.

Loans to Related Parties

At December 31, 2005 and 2006, loans to related parties were as follows:

	2005		2006
	Loans	Collateral Pledged(1)	Loans	Collateral Pledged(1)
	(in millions of constant Ch$ as of December 31, 2006)

Operating companies	Ch$ 40,455	Ch$ 9,604	Ch$ 47,711	Ch$ 7,575
Investment companies(2)	9,119	—	6,537	—
Individuals(3)	455	250	964	436
Total	Ch$ 50,029	Ch$ 9,854	Ch$ 55,212	Ch$ 8,011

(1)                                  Includes only those guarantees that are admitted by Article 84 of the General Banking Law for purposes of establishing the individual credit limits defined by the Law. The guarantees are valued in accordance with the Superintendency’s instructions.

(2)                                  Includes companies whose purpose is to hold shares in other companies.

(3)                                  Includes debt obligations that are equal to or greater than UF3,000, equivalent to Ch$55 million as of December 31, 2006.

All loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features. During 2006, the largest amount of related party loans outstanding amounted to Ch$55,212 million.

Other Transactions with Related Parties

During 2004, 2005 and 2006, we had the following income (expenses) from services provided to (by) related parties:

	Year ended December 31,
	2004	2005	2006
Company	Income (expenses)	Income (expenses)	Income (expenses)
	(in millions of constant Ch$ as of December 31, 2006)

Corp Group Interhold S.A.(1)	(1,321)	(1,297)	(1,327)
Nexus S.A.	(985)	(1,032)	(1,106)
Transbank S.A.	(753)	(871)	(1,034)
Recaudaciones y Cobranzas S.A.	(1,436)	(1,340)	(522)
Redbanc S.A.	(372)	(380)	(287)
Fundación Corpgroup Centro Cultural	(825)	(603)	(251)
Inmobiliaria e Inversiones San Francisco Ltda.	(151)	(149)	(151)
Asesorías Santa Josefina Ltda.	(144)	(142)	(145)
Inmobiliaria e Inversiones Boquiñeni Ltda.	(38)	(44)	(36)
Corp Legal S.A.	(3)	(10)	(19)
Promoservice S.A.	(133)	(336)	(5)
Servicios y Consultorias S.A.	(3)	—	(3)
Sociedad Nacional de Minería	(51)	(38)	—
Evaluadora de Antecedentes S.A.(2)	(3,298)	—	—
Proveedora de Servicios S.A. (2)	(804)	—	—
Compañía de Seguros Vida Corp S.A.	418	721	828

(1)                                  Relates to our service agreement with our affiliate Corp Group Interhold S.A. which was signed on July 6, 2001 and had an initial five year term which is automatically renewable for one-year periods thereafter. Under this agreement, we are obligated to pay fees to Corp Group Interhold S.A. of approximately UF6,250 per month.

(2)                                  Related Companies until August 2004.

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

Dividend Policy

Under the Chilean Corporations Law, as defined herein, Chilean open stock companies, such as ours, are generally required to distribute at least 30% of their earnings (calculated in accordance with Chilean GAAP) as dividends, but a bank is permitted to distribute less than 30% of its earnings, and may distribute no dividends at all, in any given year if the holders of at least two thirds of a bank’s outstanding common stock so determine. The balance pick up of our distributable net income is generally retained for use in our business (including for the maintenance of any required legal reserves). Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends. Our actual dividend policy is to distribute at least 50% of our net income.

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

B.            SIGNIFICANT CHANGES

There have been no significant changes since December 31, 2006 that would materially affect the financial statements included in this Annual Report.

ITEM 9.  OFFER AND LISTING DETAILS

A.            OFFER AND LISTING DETAILS

Price History

The table below shows, for the periods indicated, high and low closing prices (in nominal pesos) of the shares of our common stock on the Santiago Stock Exchange and of our ADSs on the New York Stock Exchange.

	Santiago Stock Exchange		New York Stock Exchange
	Common Stock		ADSs
	High	Low	High		Low
	(Ch$ per share (1))		(US$ per ADS(2))
Annual Price History
2002(3)	2.12	1.96	—		—
2003	3.51	2.04	—		—
2004	3.38	2.80	28.75	(4)	26.25	(4)
2005	3.22	2.80	30.40		24.80
2006	3.03	2.28	28.73		21.69
Quarterly Price History
2005 1st Quarter	3.21	3.03	28.70		25.70
2005 2nd Quarter	3.10	2.90	26.85		24.80
2005 3rd Quarter	3.22	2.95	30.00		25.62
2005 4th Quarter	3.20	2.80	30.40		27.18
2006 1st Quarter	3.03	2.80	28.47		26.65
2006 2nd Quarter	2.97	2.40	28.73		22.25
2006 3rd Quarter	2.75	2.28	25.60		21.69
2006 4th Quarter	2.97	2.60	28.21		24.25
2007 1st Quarter	3.28	2.76	30.55		24.00
2007 2nd Quarter(5)	3.25	2.75	30.92		25.10
Monthly Price History
December 2006	2.95	2.70	27.87		25.65
January 2007	3.06	2.80	28.00		26.00
February 2007	3.28	2.76	30.55		24.00
March 2007	2.99	2.77	28.79		24.10
April 2007	2.94	2.78	27.39		25.98
May 2007	3.22	2.75	30.92		25.10
June 2007(5)	3.25	3.11	30.00		29.39

Sources:  Santiago Stock Exchange Official Quotation Bulletin; NYSE.

(1)                                  Pesos per share reflect nominal price at trade date.

(2)                                  Price per ADS in US$: one ADS represents 5,000 shares of common stock.

(3)                                  From November 26, 2002 to December 31, 2002.

(4)                                  From November 1, 2004 to December 31, 2004.

(5)                                  Through June 4, 2007.

No trading suspensions relating to our common stock have occurred.

The table below shows, for the periods indicated, the average daily trading volume for our common stock on the Santiago Stock Exchange and of our ADSs on the New York Stock Exchange.

	Santiago Stock Exchange	New York Stock Exchange
	Common Stock Volume (Ch$)(1)	ADSs Volume (US$)
Annual Average Daily Trading Volume
2002(2)	5,058,533,209	—
2003	1,070,206,571	—
2004	958,306,569	264,072	(3)
2005	790,655,535	354,469
2006	622,222,188	323,737
Quarterly Average Daily Trading Volume
2005 1st Quarter	1,046,116,897	638,377
2005 2nd Quarter	815,252,686	418,786
2005 3rd Quarter	775,529,907	106,410
2005 4th Quarter	521,693,499	167,369
2006 1st Quarter	781,630,339	645,405
2006 2nd Quarter	501,742,014	248,000
2006 3rd Quarter	449,239,023	152,963
2006 4th Quarter	748,660,172	170,302
2007 1st Quarter	1,071,374,691	237,293
2007 2nd Quarter(4)	730,731,906	193,657
Monthly Average Daily Trading Volume
December 2006	1,146,741,690	141,547
January 2007	891,678,117	252,673
February 2007	1,289,747,138	390,227
March 2007	1,052,550,859	29,222
April 2007	420,493,332	135,821
May 2007	966,649,557	261,369
June 2007(4)	1,355,982,322	66,683

Sources:  Santiago Stock Exchange Official Quotation Bulletin; NYSE.

(1)                                  Pesos per share reflect nominal price at trade date.

(2)                                  From November 26, 2002 to December 31, 2002.

(3)                                  From November 1, 2004 to December 31, 2004.

(4)                                  Through June 4, 2007.

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

Likewise, the Chilean Superintendency of Securities and Insurance may determine that a joint action agreement exists between two or more entities considering, among others, the number of companies in which they participate, the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at shareholders’ meetings.

According to Article 96 of the Chilean Securities Market Law a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or securities issued by, them. According to the Chilean Securities Market Law the following entities are part of the same business group:

•                       a company and its controller,

•                       all the companies with a common controller and the latter, and

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

Article 16 bis of the General Banking Law provides that the individuals or legal entities which, individually or with other people, directly control a bank and who individually own more than 10.0% of its shares shall send to the Chilean Superintendency of Banks reliable information on their financial situation in the form and within the time set forth in Resolution No. 3,156 of the Chilean Superintendency of Banks.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Law provides that whenever a Chilean company issues new shares for cash, it must offer to its existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentages in the company. Pursuant to this requirement, preemptive rights in connection with any future issue of shares will be offered by us to the depositary as the registered owner of the shares underlying the ADSs. However, the depositary will not be able to make such preemptive rights available to holders of ADSs unless a registration statement under the Securities Act is effective with respect to the underlying shares or an exemption from the registration requirements thereunder is available.

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

Shareholders’ Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year, generally in February. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our Board of Directors, elects the members of our Board of Directors and approves any other matter which does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on February 27, 2007.

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

Registrations and Transfers

Our shares are registered by an administration agent named DCV Registros S.A. This entity is responsible for our shareholders’ registry. In the case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

C.            MATERIAL CONTRACTS

The following is a brief summary of our material contracts currently in force. A copy of each of these contracts has been included as an exhibit hereto. See “Item 19. Exhibits.”

Systems Operations Services Agreement. We have entered into a Systems Operations Services Agreement with IBM, initially dated March 30, 2001, and covering a term from April 1, 2001 through April 15, 2006 which can be renegotiated periodically. The contract now covers a term from April 16, 2006 to April 15, 2008. IBM shall provide outsourcing Computer System Operations services to us.  Under this agreement we are obligated to pay fees amounting to UF2,821.66 per month.

Service Contract. We have entered into a Service Contract with our affiliate Corp Group Interhold S.A.  This agreement is dated July 6, 2001 and covered a five year term which is automatically renewed for one-year periods thereafter. Under this agreement, CorpGroup shall provide us with professional and technical consulting including preparation of financial statements, implementing financial and administrative procedures; preparing, analyzing, and providing legal advisory services; and analyzing economic, financial sectors and feasibility of investment plans. Under this agreement, we are obligated to pay fees of approximately UF6,250 per month.

Software Consulting and Development Agreement. We have entered into a Software Consulting and Development Agreement, for the Integrated Banking System (IBS), dated as of October 4, 2001, with Datapro, Inc. The contract covers a five-year term for system maintenance and adjustments, which is automatically renewable at the end of the term. The contract includes an initial charge for development and user license of US$380,000 and a schedule of additional fees for services provided as well as a monthly maintenance fee.

Redbanc Agreement. We have entered into an agreement to participate in the automated teller machine network operated by Redbanc S.A., dated as of April 1, 2001.The contract covers a three-year term which is automatically and successively renewed for equal three year periods. The purpose of this agreement is to provide services to facilitate the performance of banking objectives. This includes the installation, operation, maintenance, and development of equipment, devices, systems, and services used for the management and operation of automated and non-automated cash and point-of-sale machines and the related services. RedBanc  shall invoice and charge us a different monthly fee for each of the services connected to the automated teller machine network.

D.            EXCHANGE CONTROLS

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 of 1974, as amended, or can be registered with the Central Bank under the Central Bank Act and the Compendio de Normas de Cambios Internacionales, or the Central Bank Foreign Exchange Regulations (the “Compendium”). The Central Bank Act is a constitutional law requiring a “special majority” vote of the Chilean Congress to be modified.

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

Under Chapter XIV of the Compendium payments and remittances of funds from Chile are governed by the rules in effect at the time the payment or remittance is made. Therefore, any change made to Chilean laws and regulations after the date hereof will affect foreign investors who have acquired ADSs or shares to be converted into ADSs. There can be no assurance that further Central Bank regulations or legislative changes to the current foreign exchange control regime in Chile will not restrict or prevent foreign investors to purchase and remit abroad U.S. dollars, nor can there be any assessment to the duration or impact of such restrictions, if imposed. For instance, until June 26, 1998, certain foreign investments in Chile were subject to an encaje, or mandatory deposit, with the Central Bank in an amount equal to 30% of the proceeds of the investment or, in the alternative, in lieu of such deposit, an upfront payment to the Central Bank in an amount determined in relation to the amount otherwise required to be deposited. This deposit had to be made in U.S. dollars and had to remain with the Central Bank, without accruing interest, for a period of one year. On June 26, 1998, the encaje was reduced to 10%, on September 17, 1998, it was reduced to 0% and, on April 19, 2001, it was eliminated from the Compendium. There is no guarantee that the Central Bank will not reinstate the encaje at such levels or at higher levels.

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

In the case where the sale of the shares is made on a day that is different than the date in which the exchange is recorded, capital gains subject to taxation in Chile may be generated. However, following a ruling of the Chilean Internal Revenue Service the capital gain that may be generated if the exchange date is different than the date in which the shares received in exchange for ADSs are sold, will not be subject to taxation. Such provision states that in the event that the exchanged shares are sold by the ADS holders in a Chilean stock exchange on the same day in which the exchange is recorded in the shareholders’ registry of the issuer or within two business days prior to the date on which the sale is recorded in the shareholders’ registry, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction.

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

A foreign institutional investor is an entity that is either:

•                       a fund that makes public offers of its shares in a country whose public debt has been rated investment grade by an international risk classification agency qualified by the Chilean Superintendency of Securities and Insurance,

•                       a fund that is registered with a regulatory entity of a country whose public debt has been rated investment grade by an international risk classification agency qualified by the Chilean Superintendency of Securities and Insurance, provided that the investments in Chile, including securities issued abroad that represent Chilean securities, held by the fund represent less than 30.0% of its share value,

•                       a fund that holds investments in Chile that represent less than 30.0% of its share value, provided that it proves that no more that 10.0% of its share value is directly or indirectly owned by Chilean residents,

•                       a pension fund that is exclusively formed by individuals that receive their pensions on account of capital accumulated in the fund,

•                       a fund regulated by Law No. 18,657 in which case all holders of its shares must reside abroad or be qualified as local institutional investors, or

•                       another kind of institutional foreign investor that complies with the characteristics defined by a regulation in compliance with the reports prepared by the Chilean Superintendency of Securities and Insurance and the Chilean Internal Revenue Service.

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

ADRs

In general, U.S. holders of ADRs evidencing our ADSs generally will be treated, for U.S. federal income tax purposes, as the beneficial owners of the underlying shares of common stock that are represented by those ADSs and evidenced by those ADRs.

Cash Dividends and Other Distributions

The gross amount of cash dividends paid out of the current or accumulated earnings and profits of CORPBANCA (as determined for U.S. federal income tax purposes) with respect to the shares of common stock or ADSs, including the net amount of the Chilean withholding tax withheld on the distribution (after taking into account the credit for the first category tax), will be includable in the gross income of a U.S. holder as ordinary income on the day the dividends are received by the U.S. holder (if such holder holds the shares of common stock directly) or by the depositary (if such holder holds the ADSs) and will not be eligible for the dividends received deduction allowed to corporations under the Code. Dividends paid in pesos will be includable in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. holder or the depositary, as applicable. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to receipt. The Chilean withholding tax (after taking into account the credit for the first category tax) will be treated as a foreign income tax that a U.S. holder may elect to deduct in computing its income tax or, subject to generally applicable limitations and conditions under the Code, to credit against its U.S. federal income tax liability. For purposes of calculating the foreign tax credits, dividends paid on the common stock or ADSs will generally constitute foreign source “passive income” or “financial services income” for U.S. tax purposes. U.S. holders should note that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006. Under the new legislation, the foreign tax credit limitation categories would be limited to “passive category income” and “general category income.” Foreign tax credits generally are not allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. U.S. holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

This section describes the financial risks, liquidity risk and market risks to which we are exposed in our business activities. Additionally, an explanation is included of the internal tools and regulatory methods used to control these risks, portfolios over which these market risks approach are applied and quantitative disclosures that demonstrate the level of exposure to financial risk we assumed.

The principal types of inherent risk in our business are market, liquidity, operational and credit risk. The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long-term stable earnings growth. Our senior management places great emphasis on risk administration.

The composition of our assets, liabilities and shareholders’ equity as of December 31, 2006 by currency and term is as follows:

	As of December 31, 2006
					Foreing
	Ch$		UF		Currency		Total		Percentage
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Assets
Cash and due from banks	Ch$	51,354			Ch$	30,823	Ch$	82,177	2.2%
Other assets:
Less than 1 year	1,227,546		335,385		378,054		1,940,985		52.5
From 1 to 3 years	279,169		341,389		48,074		668,632		18.1
More than 3 years	179,263		750,604		88,413		1,018,280		27.6
Bank premises and equipment and other (2)	32,272		—		—		32,272		0.9
Allowances for losses	(46,524)		—		—		(46,524)		(1.3)
Total	Ch$	1,723,080	Ch$	1,427,378	Ch$	545,364	Ch$	3,695,822	100.0%
Percentage of total assets	46.6%		38.6%		14.8%		100.0%

Liabilities and Shareholders Equity
Non-interest-bearing deposits (1)	Ch$	265,830	Ch$	—	Ch$	15,681	Ch$	281,511	7.6%
Other liabilities:
Less than 1 year	1,584,986		243,558		569,784		2,398,328		64.9
From 1 to 3 years	8,211		106,454		13,042		127,707		3.5
More than 3 years	3,971		439,996		11,060		455,027		12.3
Shareholders’ equity (2)	433,249		—		—		433,249		11.7
Total	Ch$	2,296,247	Ch$	790,008	Ch$	609,567	Ch$	3,695,822	100.0%
Percentage of total liabilities and shareholders’ equity	62.1%		21.4%		16.5%		100.0%

(1)                                  Includes checking accounts, banker’s drafts and transactions payable.

(2)                                  Our shareholders’ equity, which includes undistributed net income, and bank premises and equipment are denominated in pesos, but the amounts at which they are carried on the balance sheet are adjusted to reflect the effects of inflation.

Policies

Our policy with respect to asset and liability management is to maximize our net interest revenue and return on assets and equity while managing interest rate, liquidity and foreign exchange risks while remaining within the limits provided by Chilean banking regulations.

Our asset and liability management policies are developed by our Asset and Liability Committee, or our A&L Committee, following guidelines established by our Board of Directors. The A&L Committee is composed of eleven members, including a director, who shall be the chairman of our Executive Committee, the Chief Executive Officer, the Division Manager—Treasury and International, the Financial Risk Manager and our Chief Financial Officer. The role of the Financial Risk Manager and the A&L Committee is to ensure that our treasury and international division’s operations are consistently in compliance with our internal risk policies and limits, as well as applicable regulations. The A&L Committee typically meets once per week. Senior members of our treasury and international division meet regularly with the A&L Committee and outside consultants to discuss our asset and liability position. The members of our financial risk management department are not employed in our banking operations or treasury and international division.

Our treasury and international division manages trading activities following the guidelines set by the A&L Committee and CORPBANCA’s credit risk and market risk and control departments. The market risk and control department’s activities consist of (i) applying VaR techniques (as discussed below), (ii) marking to market our fixed income portfolio, derivatives portfolio and measuring daily profit and loss from trading activities; (iii) comparing VaR and other exposures against the established limits; (iv) establishing control procedures for losses in excess of such limits; and (v) providing information about trading activities to the A&L Committee, other members of senior management and the treasury and international division.

Our market risk analysis focuses on managing risk exposure relating to (i) the interest rate risk relating to fixed income portfolio (comprised of a “trading” portfolio and “an available-for-sale” portfolio), which contains mainly Chilean government bonds, corporate bonds, mortgage finance bonds issued by third parties and interest rate derivatives; and (ii) our net foreign currency position, which includes all of our assets and liabilities in foreign currencies (mainly U.S. dollars), including derivatives that hedge certain foreign currency mismatches that arise between investments and the funding thereof.

Market Risk

Market risk is the risk of losses due to unexpected changes in interest rates, foreign exchange rates, inflation rates and other rates or prices.  We are exposed to market risk mainly as a result of the following activities:

•                  Trading in financial instruments, which exposes us to interest rate and foreign exchange rate risk;

•                  Engaging in banking activities, which subjects us to interest rate risk, since a change in interest rates affected gross interest income, gross interest expense and customer behavior;

•                  Engaging in banking activities, which exposes us to inflations rate risk, since a change in expected inflation affects gross interest income, gross interest expense and customer behavior;

•                  Trading in the local equity market, which subjects us to potential losses caused by fluctuations of the stock market; and

•                  Investing in assets whose returns or accounts are denominated in currencies other than the peso, which subjects us to foreign exchange risk between the peso and such other currencies.

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

Exchange Rate Sensitivity

In recent years, our operating income has benefited from fluctuations in the exchange rate between the peso and the U.S. dollar due to our policy. However, devaluation or appreciation of the peso against the U.S. dollar could be expected to have the following principal effects:

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

Regulatory Method to Control Market Risk

On an unconsolidated basis, we must separate its balance sheet in two separate categories; trading portfolio (Libro de Negociación) and unconsolidated non-trading, or permanent, portfolio (Libro de Banca).  The trading portfolio as defined by the Chilean Superintendency of Banks includes all instruments valued at market prices, free of any restrictions for their immediate sale and that are frequently bought and sold by the bank or are maintained with the intention of selling them in the short-term in order to profit from short-term price variations.  The non-trading portfolio is defined as all instruments in the balance sheet not considered in the trading portfolio.

We must also report the following absolute risk levels:

Trading portfolio:

Exposure to interest rate risk: Interest rate risk of the trading portfolio is basically a sensitivity analysis that is calculated potential losses assuming an increase in nominal rate yields curves, real rates and foreign currency rates by 75 to 350 basis point.

•                  Exposure to foreign currency risk: The foreign currency risk is calculated using sensitivity factors linked to the credit risk rating of the issuing country.

•                  Market risk exposure of options:  options risk is calculated using sensitivity factors called delta, gamma and vega that basically measure the sensitivity of the value of the options to changes in the price of the underlying security and its volatility.

Non-trading portfolio:

•                  Exposure to short-term interest rate risk; sensitivity analysis that is calculated for assets and liabilities with maturities of less than 1 year, assuming a 200 basis point parallel shift of the nominal yield curve, 400 for real rates and 200 for foreign interest rates.

•                  Exposure to inflation risk; sensitivity analysis that is calculated for assets and liabilities with maturities of less than 1 year, assuming a 200 basis point parallel shift of the nominal yield curve, 400 for real rates and 200 for foreign interest rates.

•                  Exposure to long-term interest rate risk; sensitivity analysis that is calculated for assets and liabilities with maturities from 1 to over 20 years, assuming a 200 basis point parallel shift of the nominal yield curve, 400 for real rates and 200 for foreign interest rates.

The Chilean Superintendency of Banks has defined various limits for these risks.

1)              EMR limit.  A bank’s regulatory capital must be greater or equal to the sum of the exposure to market risk multiplied by the minimum capital adequacy ratio defined in the General Banking Law.  In other words:

RC — ((k * RWA) + EMR) ≥ 0

Where:

RC:                                                                           Regulatory capital as defined by the General Banking Law.

k:                                                                                     Minimum capital adequacy ratio, in the case CORPBANCA is required to have a capital adequacy ratio above 8%.

RWA:                                                            Consolidated risk weighted assets as defined by the General Banking Law.

EMR:                                                                Exposure to market risk, Santander-Chile’s EMR is equal to the total market risk of its unconsolidated trading portfolio.  This includes interest rate risk, foreign currency risk and risks derived from options.

2)              Limit on exposure to short term interest rate and inflation risk of our non-trading portfolio.  CORPBANCA’s exposure to short term interest rate and inflation risk of the non.trading portfolio cannot exceed 25% of its unconsolidated net interest income plus fees sensitive to interest rate volatility.  Short-term interest rate risk.

3)              Limit on exposure to long-term interest rate risk of a banks non-trading portfolio.  CORPBANCA’s exposure to long-term interest rate risk of the unconsolidated non-trading portfolio cannot exceed 25% of its regulatory capital.

The following is a description of the models adopted by local regulators for measuring market risks.

Interest rate risk of trading portfolio:  Regulatory method

The interest rate risk of the trading portfolio as defined by the Central Bank of Chile is equal to the sum of:

1)                       The sensitivity analysis of the trading portfolio

2)                       Vertical adjustment factor

3)                       Horizontal adjustment factor

The sensitivity factor of the trading portfolio is calculated using the following formula:

Where:

Amt	:	Trading Assets (pesos, inflation linked and foreing currency)
Pmt	:	Liabilities funding trading positions (pesos, inflation linked and foreing currency)
αmt	:	Sensitivity factor to rise interest rate
m	:	Currency (pesos, inflation linked and foreing currency)
t	:	Time period
∑	:	Summation
| |	:	Absolute value

The vertical adjustment factor is calculated in the following manner

Where:

β :	Vertical adjustment factor, equal to 10%
Min():	Compensated net position

A horizontal adjustment must be made following the vertical adjustment.  To determine the horizontal adjustment one must multiply the horizontal adjustment factor by the compensated net position for Zones 1, Zone 2, Zone 3, Zones 1 and 2, Zones 2 and 3 and Zones 1 through 3.

Horizontal adjustment=   *Adjusted net position

Compensated net position Zone 1,2 or 3	Min (Adjusted net asset position; absolute value of adjusted net liability position in Zone 1,2 or 3)

Compensated net position Zones 1 and 2	Min (adjusted net asset position in Zones 1 and 2, absolute value of adjusted net liability position in Zones 1 and 2)

Compensated net position Zones 2 and 3

Min (adjusted net asset position in Zone 3 and Zone 2 (deducting adjusted net asset position that have been compensated for with net liability positions in Zone 1), absolute value of adjusted net liability position in Zone 3 and Zone 2 (deducting adjusted net liability positions that have been compensated for with net liability positions in Zone 1)

Compensated net position Zones 1- 3

Min (Adjusted net asset position in Zone 3 and Zone 1 (deducting adjusted net asset position that have been compensated for with net liability positions in Zone 2), absolute value of adjusted net liability position in Zone 3 and Zone 1 (deducting adjusted net liability positions that have been compensated for with net liability positions in Zone 2).

The following table illustrates the value of the different factors used for calculating the interest rate risk of the trading portfolio:

										Horizontal adjustment factor
			Change in interest						Vertical		Between	Between
			rate (bp)			Sensitivity factor			adjustment	Within the	adjacent	zones 1
Zone	Period		Ch$	UF	FX	a Ch$	a UF	a FX	factor	zones	zones	and 3
	1	Up to 30 days	125	350	125	0.0005	0.0014	0.0005	β = 10%	λ1 = 40%	λ12 = 40%	λ13 = 100%
	2	31 days to 3 mths	125	300	125	0.0019	0.0047	0.0020	β = 10%	λ1 = 40%	λ12 = 40%	λ13 = 100%
Zone 1	3	3 - 6 mths	125	250	125	0.0042	0.0088	0.0044	β = 10%	λ1 = 40%	λ12 = 40%	λ13 = 100%
	4	6 - 9 mths	125	200	125	0.0069	0.0116	0.0072	β = 10%	λ1 = 40%	λ12 = 40%	λ13 = 100%
	5	9 mths - 1 year	125	175	125	0.0095	0.0140	0.0100	β = 10%	λ1 = 40%	λ12 = 40%	λ13 = 100%

	6	1 - 2 years	100	125	100	0.0124	0.0166	0.0133	β = 10%	λ2 = 30%	λ12 = 40%	λ13 = 100%
Zone 2	7	2 - 3 years	100	100	100	0.0191	0.0211	0.0211	β = 10%	λ2 = 30%	λ12 = 40%	λ13 = 100%
	8	3 - years	100	100	100	0.0248	0.0281	0.0281	β = 10%	λ2 = 30%	λ23 = 40%	λ13 = 100%

	9	4 - 5 years	75	75	75	0.0221	0.0258	0.0258	β = 10%	λ3 = 30%	λ23 = 40%	λ13 = 100%
	10	5 - 7 years	75	75	75	0.0263	0.0320	0.0320	β = 10%	λ3 = 30%	λ23 = 40%	λ13 = 100%
Zone 3	11	7 - 10 years	75	75	75	0.0307	0.0401	0.0401	β = 10%	λ3 = 30%	λ23 = 40%	λ13 = 100%
	12	10 - 15 years	75	75	75	0.0332	0.0486	0.0486	β = 10%	λ3 = 30%	λ23 = 40%	λ13 = 100%
	13	15 - 20 years	75	75	75	0.0317	0.0534	0.0534	β = 10%	λ3 = 30%	λ23 = 40%	λ13 = 100%
	14	> 20 years	75	75	75	0.0278	0.0539	0.0539	β = 10%	λ3 = 30%	λ23 = 40%	λ13 = 100%

Foreign currency risk: regulatory method

The foreign currency risk as defined by the Central Bank is equal to:

Where:

PNA	:	Net asset position.
PNP	:	Net liabilities position.
PNoro	:	Net gold position.
σi	:	Sensitivity factor for each currency.
j	:	Foreign currency
∑	:	Summation
| |	:	Absolute value
Max	:	Maximum value

Interest rate and inflation risk of non-trading portfolio: Regulatory method

The short-term interest rate risk and inflation risk of non-trading portfolio as defined by Central bank is equal to:

The long-term interest rate risk of the non-trading portfolio is calculated according to the following formula:

Where:

Amt	:	Non-trading Assets (pesos, inflation linked and foreing currency).
Pmt	:	Non-trading Liabilities (pesos, inflation linked and foreing currency).
μt	:	Sensitivity factor associated with interest rate movement.
NPur	:	Net position in inflation linked instruments, including those subject to price level restatement.
τ	:	Factor that measures the sensitive to movements in the inflation index. This factor is equal a 2%.
∆Ф	:	Effect on fess from shifts in interest rate and assumes a 200 basis point movement.
ρ	:	Sensitive factor to increase in interest rates
t	:	Time period
m	:	Currency (pesos, inflation linked and foreing currency).
∑	:	Summation
| |	:	Absolute value

		Change in interest rate			Sensitivity factor	Sensitivity factor long-term
			(bp)		short-term	(rmt)
Period		Ch$	UF	FX	(μt)	Ch$	UF	FX
1	Up to 30 days	200	400	200	0.0192	0.0008	0.0016	0.0008
2	31 days to 3 mths	200	400	200	0.0167	0.0030	0.0063	0.0031
3	3 - 6 mths	200	400	200	0.0125	0.0067	0.0140	0.0070
4	6 - 9 mths	200	400	200	0.0075	0.0110	0.0231	0.0116
5	9 mths - 1 year	200	400	200	0.0025	0.0152	0.0320	0.0160
6	1 - 2 years	200	300	200	—	0.0248	0.0399	0.0266
7	2 - 3 years	200	200	200	—	0.0382	0.0422	0.0422
8	3 - years	200	200	200	—	0.0496	0.0563	0.0563
9	4 - 5 years	200	200	200	—	0.0591	0.0690	0.0690
10	5 - 7 years	200	200	200	—	0.0702	0.0856	0.0856
11	7 - 10 years	200	200	200	—	0.0823	0.1076	0.1076
12	10 - 15 years	200	200	200	—	0.0894	0.1309	0.1309
13	15 - 20 years	200	200	200	—	0.0860	0.1450	0.1450
14	> 20 years	200	200	200	—	0.0762	0.1480	0.1480

As of December 31, 2006, our interest rate gap, as a percentage was of our net annual interest earnings was 13.5% for the assets and liabilities of less than one year, and as a percentage of our free effective equity 13.5% for assets and liabilities with maturities from one to 30 years.

Assumptions and Limitations of Scenario Simulations/Sensitivity Analysis (Regulatory method)

Our scenario simulation methodology should be interpreted in light of the limitations of our models, which include:

•                  The scenario simulation assumes that the volumes remain on balance sheet and that they are always renewed at maturity, omitting the fact that credit risk considerations and pre-payments may affect the maturity of certain positions.

•                  This models assumes set shifts in interest rates and sensitivity factors for different time periods and does not take into consideration any other scenario for each time period or other sensitivity factors.

•                  The model does not take into consideration the sensitivity of volumes to these shifts in interest rates.

•                  The model does not take into consideration our subsidiaries which are subject to market risks.

Quantitative Disclosures about Market Risk: Regulatory Method

The following table illustrates our market risk exposure according to the Chilean regulatory method as of December 31, 2005 and 2006.

	As of December 31,
	2005	2006
	(in millions of constant Ch$ as of December 31, 2006)

Market risk of trading portfolio	13,178	5,793
10% x risk weighted assets	301,187	247,710
Subtotal	314,365	253,503
Limit = regulatory capital	403,530	432,745
Available margin	89,165	179,242

Market risk of short-term non-trading portfolio	19,190	21,508
Limit = 25% of (net interest revenue + net fee income sensitive to interest rates)	32,243	32,096
Available margin	13,053	10,588

Market risk of long-term non-trading portfolio	71,130	57,645
Limit = 25% of regulatory capital	100,883	108,186
Available margin	29,753	50,541

Internal Methods to Control Market Risk

Below is a quantitative and qualitative description of our markets risks tools according to our internal guidelines. Our policies establish a set of tools for monitoring market risks both, statistical and sensitive approaches, being main tools Value at Risk methodology.

VaR Methodology

General

We use Value-at-Risk, or VaR, methodology as a statistical tool to measure and control both the interest rate risk trading portfolio and the currency risk relating to our net foreign currency position, which includes all assets and liabilities in foreign currency (principally U.S. dollars) including forward and swap contracts used to hedge positions.

As calculated by CORPBANCA, VaR is an estimate of the expected loss in the market value of a given portfolio over a one-day horizon at a one-tailed 99.0% confidence interval. In other words, it is the one-day loss, expressed in Chilean pesos that CORPBANCA would expect to suffer on a given portfolio 99.0% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the loss figure that CORPBANCA would expect to exceed only 1.0% of the time. VaR provides a single estimate of market risk that is comparable from one market risk to the other. Volatility is calculated utilizing 260 historical observations. The calculation of the volatility includes a decay factor that gives more importance to the newer values. A one-day holding period is utilized (carry one day loss). We use VaR estimates to alert senior management whenever the statistically expected losses in our fixed income portfolio and net foreign currency position exceed certain pre-set levels which we believe to be prudent.

VaR is complemented with a trading losses measure, “stop loss”. This approach defines the maximum loss permitted with respect to our fixed income or net foreign currency position. Once a stop loss level is reached, our policy is to make adjustments in our foreign currency-denominated assets or liabilities in order to reduce overall foreign currency exposure. The stop loss is activated when the accumulated losses during last 22 days surpass an amount that has been pre-set by the A&L Committee. Calculate suppose that gains obtained do not generate credit for a position, but that amount considered is the minimum of sum last 22 days.

Limits

This daily VaR limit is relative to expectative revenues and stop loss limit is consistent with daily VaR

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

Sensitivity Simulation

We use a sensitivity simulation above trading and available for sale portfolios, for evaluating the change in portfolio’s market value. This tool is complementary to VaR, like a form to measure portfolio’s sensitivity independent of volatility level. We assumed a change equivalent to 10 basis point. This measure has also associated limits.

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

Fixed Income Volume: This system is considered to be an additional limit to the size of our trading and available-for-sale portfolios. This measure seeks to allow a reasonable diversification of our fixed income portfolios and to convert the portfolios into smaller groups of homogenous instruments. We then limit the size of these smaller groups of homogeneous instruments. The volume is controlled by the Control Department and limits are set by the A&L Committee.

Net Foreign Currency Position:  Maximum Net Position. We also set an absolute limit on the size of our net foreign currency position. As of December 31, 2006, the limit in effect was US$ 35 million in net U.S. dollar positions, and the equivalent of US$ 10 million in our net foreign currency position in currencies other than the U.S. dollar. This limit is a useful measure in limiting our exposure to foreign exchange and interest rate risks. These limits are determined by the A&L Committee and are calculated and monitored daily by the Market Risk and Control Department.

Interest Rate Sensitivity

For a non-trading portfolio we do gap analysis by means of sensitive the mismatches between assets and liabilities, estimating the risk:

Risk = Σm Gapj * ∆rj * Durj

The following table sets forth the repricing of our interest-earning assets and interest bearing liabilities as of December 31, 2006 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

	As of December 31, 2006
	Up to		31-60		61-90		91-180		181-365				Over
	30 days		days		days		days		days		1-3 years		3 years		Total
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)

Interest-earning assets:
Interbank deposits	Ch$	12,438	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—		—	Ch$	12,438
Financial investments		21,710		5,853		6,088		13,413		23,329		64,125		17,889		152,407
Loans		562,659		178,616		138,529		271,642		273,992		522,126		737,025		2,684,589
Mortgage loans		2,596		2,299		2,313		6,965		14,071		55,711		262,817		346,772
Contingent loans		49,160		26,815		38,938		58,464		78,981		26,543		2,447		281,348
Past due loans		19,115		—		—		—		—		—		—		19,115
Total interest-earning assets		667,678		213,583		185,868		350,484		390,373		668,505		1,020,178		3,496,669

Interest-bearing liabilities:
Deposits		947,521		267,455		98,475		201,572		175,787		1,447		3,491		1,695,748
Central Bank borrowings		32,034		—		—		—		—		—		—		32,034
Repurchase agreements		54,876		—		—		—		—		—		—		54,876
Mortgage finance bonds		10,875		1,524		3,434		6,621		13,425		52,944		246,097		334,920
Other interest-bearing liabilities		49,211		59		327		66,833		132,847		46,711		202,078		498,066
Total interest-bearing liabilities	Ch$	1,094,517	Ch$	269,038	Ch$	102,236	Ch$	275,026	Ch$	322,059	Ch$	101,102	Ch$	451,666	Ch$	2,615,644

Asset/liability gap	Ch$	(426,839)	Ch$	(55,455)	Ch$	83,632	Ch$	75,458	Ch$	68,314	Ch$	567,403	Ch$	568,512	Ch$	881,025
Cumulative gap	Ch$	(426,839)	Ch$	(482,294)	Ch$	(398,662)	Ch$	(323,204)	Ch$	(254,890)	Ch$	312,513	Ch$	881,025		—
Ratio of cumulative gap to cumulative total interest earning assets		(63,9)%		(54.7)%		(37.4)%		(22.8)%		(14,1)%		12.6%		25.2%

A sudden increase of 25 basis points in the weighted average interest rate applicable to our interest rate gap would cause a decrease in the market value of these financial investments of Ch$8.7 million as of December 31, 2006.

Duration Analysis

We perform duration analysis by monitoring the changes in the present value of the assets in our portfolio associated with changes in the reference yield of 100 basis points, we perform duration analysis on a weekly basis.

Stress Test

Scenario Analysis

We use historical simulations to analyze the impact of extreme movements in interest rates and to adopt policies and procedures in an effort to protect our capital and results against such contingencies. We apply this tool to measure interest rate risk relating to our trading and available-for-sale fixed rate portfolios, as well as exchange rate risk relating to our exposure to foreign currencies, and inflation risk relating to our gap in inflation indexed assets versus liabilities.

We simulate a series of scenarios, each based on historical events such as the significant changes in prevailing interest rates that occurred in September 1998, November 2002, June 2003, October 2005, and November 2005 and January 2007.

Sensitivity Analysis

We apply sensitivity analysis above certain financial positions: currency gaps, mismatches between assets and liabilities in both our inflation-indexed (UF) and non inflation-indexed portfolios and banking book interest rate gaps. We perform a hypothetical simulation by calculating the potential loss that would be reflected in our financial results relating to an extreme movement of exchange rate, inflation index and interest rates.

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

As of December 31, 2006 sudden increase in the value of the peso against the U.S. dollar of 5% basis points would cause an increase in the market value of our financial investments of Ch$35.8 million.

As of December 31, 2006 sudden rise interest rate of 100 basis points would cause an decrease in the CORPBANCA’s market value of Ch$ 35,000 million, 8.9% regulatory capital.

Disclosures Regarding Derivative Financial Instruments

We enter into transactions involving derivative instruments particularly foreign exchange contracts, as part of our asset and liability management and in acting as a dealer to satisfy our clients’ needs. These transactions arise from forward exchange contracts which are of two types:  (i) transactions covering two foreign currencies and (ii) transactions covering pesos against the U.S. dollar.

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

The Central Bank requires that foreign exchange forward contracts be made only in U.S. dollars and other major foreign currencies. Most of our forward contracts are made in U.S. dollars against the peso or the UF. In September 1997, the Central Bank changed its regulations with respect to foreign currency forward contracts. We may now enter into foreign currency forward contracts with companies organized and located outside of Chile, including foreign subsidiaries of Chilean companies.

Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown on a net basis under other assets and other liabilities.

The following table summarizes our derivative portfolio as of December 31, 2006:

	Notional amounts			Gross	Gross
Type of future operation	Up to 3 months	From 3 to 12 months	More than 12 months	Unrealized Gains	Unrealized Losses
	MCh$	MCh$	MCh$	MCh$	MCh$

Foreign currency forwards	783,739	151,416	12,796	3,893	(3,835)
Interest rate swaps	—	—	29,796	306	(405)
Cross currency swaps	—	—	1,068	—	(16)
Interest rate forward	71,512	53,717	182,049	253	(685)
				4,452	(4,941)

Liquidity Risk

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

Regulatory Observance

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

As of December 31, 2006, the ratio of our gap between 30-day or less liabilities and assets to capital and reserves was 0.6. As of December 31, 2006, the ratio of our gap between 90-day or less liabilities and assets to our capital and reserves was 0.45.

Internal Methods

In addition to the tools we use to control regulatory liquidity risk described above, we have also set internal liquidity limits. In particular, our Financial Risk Department measures two liquidity indicators:

Projected Liquidity Requirement: In order to meet regulatory liquidity requirements, we forecast our liquidity needs for subsequent four-week periods. The analysis assumes that the relevant risk factors will remain static during the four-week period. This analysis is designed to reveal potential future gaps between assets and liabilities. Projected liquidity requirements are used to simulate the regulatory limit explained below.

For example, as of December 31, 2006 we had the following four week projection:

	First week of January	Second week of January	Third week of January	Fourth week of January
Excess (deficit)	62,963	135,928	221,519	261,008

Internal Liquidity Indicator (ILIC). We seek to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. As part of our policy, we have developed an internal liquidity model which we refer to as the indicador de liquidez interna de contingencia (contingency internal liquidity indicator, or ILIC). The purpose of the ILIC model is to evaluate our funding capacity assuming a hypothetical scenario of illiquidity.

Our Financial Risk Department applies the ILIC model on a daily basis. The ILIC is based on a stress scenario which assumes that an unusually large proportion of liabilities will be withdrawn over the next 10 days and at the same time payment default on assets will grow at an unusually high rate. The proportion between income and expenses following such scenario must be over 1 for us to maintain a normal liquidity level. As of December 31, 2006 ILIC was 1.66

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On November 1, 2004, we completed an offer to exchange one newly registered ADS for each of our then outstanding Rule 144A ADSs. We did not receive any proceeds from the exchange.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act as of the end of the period covered by this annual report. They have concluded that, as of the end of the fiscal year covered by this Annual Report, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries.

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.a13a-15 or 240.15d that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.  Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2006.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Our management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

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

All members of our Audit Committee are considered to be independent according to applicable NYSE criteria and Rule 10A-3 promulgated under the Exchange Act.

ITEM 16B.  CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions, as well as to our directors and other employees without exception. A copy of our code of ethics, as amended, along with our Code of Conduct in the Securities Market, is attached as an exhibit to this Annual Report.

No waivers been granted to the code of ethics since its adoption that applies to the persons indicated above.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2005 and 2006:

	Year ended December 31,
	2005	2006
	(in millions of constant Ch$ as of December 31, 2006)

Audit fees	Ch$ 149	Ch$ 133
Audit-related fees	159	53
Other services	—	119
Tax fees	48	45
	Ch$ 356	Ch$ 350

Audit fees in the above table are the aggregate fees billed by Deloitte in connection with the audit of our financial statements and services that are normally provided by Deloitte in connection with statutory and regulatory filings or engagements.

Audit-related fees in the above table are the aggregate fees billed by Deloitte for the audit and review of our filings under the Securities Act.

Other services are fees billed to us by Deloitte in connection with consulting work and advice on accounting matters (which are unrelated to the auditing of the accounts).

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

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

See the following items at pages F-1 to F-59.

(a)               Report of Independent Registered Public Accounting Firm

(b)              Consolidated Balance Sheets as of December 31, 2006 and 2005

(c)               Consolidated Statements of Income for each of the three years ended December 31, 2006

(d)              Consolidated Statements of Cash Flows for each of the three years ended December 31, 2006

(e)               Consolidated Statements of Changes in Shareholders’ Equity for each of the three years ended December 31, 2006

(f)                 Notes to the Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1*	Articles of Incorporation and Bylaws (estatutos sociales) of CORPBANCA, including amendment thereto (English language translation).

Exhibit 2.(a).1**

Form of Amended and Restated Deposit Agreement, dated as of September 27, 2004, among CORPBANCA, The Bank of New York, as depositary, and the registered holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including a form of American Depositary Receipt.

Exhibit 2.(a).2*	Form of CORPBANCA Share Certificate (English language translation).

Exhibit 4.(a).1*	Systems Operations Services Agreement, dated as of March 30, 2001, between IBM de Chile S.A.C. and CORPBANCA (English language translation).

Exhibit 4.(a).2*	Service Contract, dated as of July 6, 2001, between Corp Group Interhold S.A. and CORPBANCA (English language translation).

Exhibit 4.(a).3*	Software Consulting and Development Agreement, “IBS” Integrated Banking System, dated as of October 4, 2001, between Datapro, Inc. and CORPBANCA (English language translation).

Exhibit 4.(a).4*	Agreement to Participate in the Automated Teller Machine Network Operated by Redbanc S.A., dated as of April 1, 2001, among Redbanc S.A. and CORPBANCA (English language translation).

Exhibit 8.1	List of subsidiaries of CORPBANCA.

Exhibit 11.1	English language translation of CORPBANCA’s Code of Ethics, as amended.

Exhibit 11.2	English language translation of CORPBANCA’s Code of Conduct in the Securities Market

Exhibit 12.1	Certification of the chief executive officer of CORPBANCA required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 12.2	Certification of the chief financial officer of CORPBANCA required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 13.1	Certification of the chief executive officer of CORPBANCA required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2	Certification of the chief financial officer of CORPBANCA required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

*                                         Incorporated by reference to our Form 20-F (File No. 001-32305) filed on September 24, 2004.

**                                  Incorporated by reference to our registration statement on Form F-6 (File No. 333-119251) filed on September 24, 2004.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements of CORPBANCA and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

   CORPBANCA

We have audited the accompanying consolidated balance sheets of CORPBANCA and its subsidiaries (the “Bank”) as of December 31, 2005 and 2006, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2006, all expressed in million of constant Chilean Pesos.  These consolidated financial statements (including the related Notes) are the responsibility of the Bank’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank at December 31, 2005 and 2006, the results of their operations, changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Chile and the rules of the Superintendencia de Bancos e Instituciones Financieras.

As further explained in Note 2 to the consolidated financial statements during 2006, the Bank modified its basis for classification and valuation of derivative instruments and financial investments acquired for trading or available-for-sale or held to maturity investments.

Certain reclassifications have been made to the financial statements previously filed with the Superintendencia de Bancos e Instituciones Financieras solely for the convenience of readers outside Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes Note 26 and 27 to the consolidated financial statements.

Our audits also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and, we are not aware of any modifications that should be made for such translation to be in conformity with the basis stated in Note 1t. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Santiago, Chile

June 29, 2007

CORPBANCA
CONSOLIDATED BALANCE SHEETS
Adjusted for general price-level changes and expressed in millions of constant
Chilean pesos (MCh$) as of December 31, 2006 and thousands of U.S. dollars (ThUS$)

	At December 31,
	2005	2006	2006
	MCh$	MCh$	ThUS$
			(Note 1t)
ASSETS
CASH AND DUE FROM BANKS (Note 4)
Non-interest bearing	66,828	69,739	131,071
Interbank deposits-interest bearing	8,334	12,438	23,377
Total cash and due from banks	75,162	82,177	154,448

INVESTMENTS (Note 5)
Trading	—	124,398	233,800
Available for sale	423,150	28,009	52,642
Investments purchased under agreements to resell	6,712	6,137	11,534
Total investments	429,862	158,544	297,976

LOANS, NET (Note 6)
Commercial loans	1,330,277	1,507,219	2,832,746
Consumer loans	360,021	435,970	819,385
Mortgage loans	314,461	346,772	651,741
Foreign trade loans	215,041	236,999	445,428
Interbank loans	30,641	20,006	37,600
Leasing contracts (Note 7)	214,334	226,596	425,876
Factored receivables	61,259	71,550	134,475
Other outstanding loans	125,220	186,249	350,046
Past due loans	25,523	19,115	35,926
Contingent loans	231,295	281,348	528,780
Allowance for loans losses (Note 8)	(45,267)	(46,524)	(87,440)
Total loans, net	2,862,805	3,285,300	6,174,563

DERIVATIVES (Note 13)	8,066	4,452	8,367

OTHER ASSETS
Bank premises and equipment, net (Note 9)	32,562	32,272	60,654
Assets received in lieu of payment	2,706	1,586	2,981
Assets to be leased	2,965	7,421	13,947
Investments in other companies (Note 10)	1,761	1,852	3,481
Other (Note 11)	113,336	122,218	229,703
Total Other Assets	153,330	165,349	310,766

TOTAL ASSETS	3,529,225	3,695,822	6,946,120

The accompanying Notes are an integral part of these consolidated financial statements.

CORPBANCA
CONSOLIDATED BALANCE SHEETS
Adjusted for general price-level changes and expressed in millions of constant
Chilean pesos (MCh$) as of December 31, 2006 and thousands of U.S. dollars (ThUS$)

	At December 31,
	2005	2006	2006
	MCh$	MCh$	ThUS$
			(Note 1t)
LIABILITIES AND SHAREHOLDERS’ EQUITY
DEPOSITS
Non-interest bearing
Current accounts	152,381	176,093	330,958
Bankers’ drafts and other deposits	60,220	105,418	198,128
Total non-interest bearing	212,601	281,511	529,086

Interest bearing
Savings accounts and other deposits (Note 12)	1,758,582	1,695,748	3,187,077
Total deposits	1,971,183	1,977,259	3,716,163

OTHER INTEREST BEARING LIABILITIES (Note 12)
Chilean Central Bank borrowings
Credit lines for renegotiations of loans	3	—	—
Other Central Bank borrowings	—	32,034	60,206
Total Chilean Central Bank borrowings	3	32,034	60,206

Investments under agreements to repurchase	64,760	54,876	103,137
Mortgage finance bonds	298,885	334,920	629,466
Other borrowings
Bonds	147,802	182,293	342,611
Subordinated bonds	46,593	43,886	82,482
Borrowings from domestic financial institutions	45,906	3,601	6,768
Foreign borrowings	228,279	240,189	451,424
Other obligations	25,304	28,097	52,807
Total other borrowings	493,884	498,066	936,092
Total other interest bearing liabilities	857,532	919,896	1,728,901

DERIVATIVES (Note 13)	544	4,941	9,286

OTHER LIABILITIES
Contingent liabilities (Note 11)	232,157	285,207	536,033
Other (Note 11)	51,725	75,270	141,466
Total other liabilities	283,882	360,477	677,499

CONTINGENCIES AND COMMITMENTS (Note 22)	—	—	—
MINORITY INTEREST	—	—	—

Total liabilities	3,113,141	3,262,573	6,131,849

SHAREHOLDERS’ EQUITY (Note 15)
Capital and reserves	362,346	394,145	740,777
Net Income for the year	53,738	39,104	73,494
Total shareholders’ equity	416,084	433,249	814,271
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,529,225	3,695,822	6,946,120

The accompanying Notes are an integral part of these consolidated financial statements.

CORPBANCA
CONSOLIDATED STATEMENT OF INCOME
Expressed in millions of constant Chilean pesos (MCh$)
as of December 31, 2006 and thousands of U.S. dollars (ThUS$)

	At December 31,
	2004	2005	2006	2006
	MCh$	MCh$	MCh$	ThUS$
				(Note 1t)
INTEREST REVENUE AND EXPENSE
Interest revenue	204,462	253,882	247,541	465,241
Interest expense	(83,630)	(132,664)	(138,616)	(260,522)
Net interest revenue	120,832	121,218	108,925	204,719

PROVISION FOR LOAN LOSSES (Note 8)	(19,165)	(14,122)	(14,666)	(27,564)

FEES AND INCOME FROM SERVICES (Note 17)
Fees and other services income	23,321	27,561	33,314	62,612
Fees and other services expenses	(3,377)	(3,901)	(5,105)	(9,595)
Total fees and income from services, net	19,944	23,660	28,209	53,017

OTHER OPERATING INCOME
Gains from trading activities	22,490	21,945	36,965	69,474
Losses from trading activities	(11,732)	(9,786)	(29,961)	(56,310)
Foreign exchange transactions, net	(1,106)	(368)	302	568
Other operating income	3,651	5,370	1,712	3,218
Other operating expenses	(8,687)	(10,918)	(12,933)	(24,307)
Total other operating income (loss), net	4,616	6,243	(3,915)	(7,357)

OTHER INCOME AND EXPENSES
Non-operating income (Note 18)	2,912	2,790	2,606	4,898
Non-operating expenses (Note 18)	(5,016)	(4,108)	(2,707)	(5,088)
Income attributable to investments in other companies (Note 10)	238	221	333	626
Total other income and (expenses), net	(1,866)	(1,097)	232	436

OPERATING EXPENSES
Personnel salaries and expenses	(35,089)	(38,017)	(40,933)	(76,932)
Administrative and other expenses	(16,801)	(17,153)	(18,851)	(35,430)
Depreciation and amortization	(5,058)	(5,261)	(5,251)	(9,869)
Total operating expenses	(56,948)	(60,431)	(65,035)	(122,231)

NET LOSS FROM PRICE-LEVEL RESTATEMENT (Note 24)	(6,825)	(10,778)	(7,008)	(13,171)
INCOME BEFORE INCOME TAXES	60,588	64,693	46,742	87,849
Income taxes (Note 21)	(6,888)	(10,955)	(7,638)	(14,355)
Minority interest	—	—	—	—
NET INCOME FOR THE YEAR	53,700	53,738	39,104	73,494

The accompanying Notes are an integral part of these consolidated financial statements.

CORPBANCA
CONSOLIDATED STATEMENTS OF CASH FLOWS
Expressed in millions of constant Chilean pesos (MCh$)
as of December 31, 2006 and thousands of U.S. dollars (ThUS$)

	Year ended December 31,
	2004	2005	2006	2006
	MCh$	MCh$	MCh$	ThUS$
				(Note 1t)
CASH FLOW FROM OPERATING ACTIVITIES:

Net income for the year	53,700	53,738	39,104	73,494

Charge (credit) to income not representing cash flow:
Depreciation and amortization	5,058	5,261	5,251	9,869
Provisions and charge-offs of assets at risk	27,135	23,077	23,581	44,319
Adjustment to market value financial investments of trading and non-permanent	475	(160)	158	297
Income taxes	6,888	10,955	7,638	14,355
Amortization of goodwill on investments in companies	1,252	1,741	1,029	1,934
Charge-off of other assets	2,030	197	38	71
Gain from investments in companies	(238)	(221)	(333)	(626)
Gain on sale of assets received in payment	(466)	(2,112)	(1,342)	(2,522)
(Gain) loss on sale of fixed assets	21	(23)	64	120
Net loss from price-level restatement	6,825	10,778	7,008	13,171
Other charges (credits) that do not require (generate) cash	(2,766)	2,907	4,997	9,392
Net change-interest, indexation adjustment and commissions accrued on assets and liabilities	1,245	(6,217)	(6,100)	(11,465)
Net cash provided by operating activities	101,159	99,921	81,093	152,409
CASH FLOW FROM INVESTING ACTIVITIES:
(Increase) in loans, net	(382,340)	(403,994)	(455,011)	(855,170)
(Increase) decrease in other credit operations, net	(23,935)	7,980	10,545	19,819
(Increase) decrease in investments, net	(38,954)	108,488	258,495	485,830
Purchase of fixed assets	(2,473)	(2,288)	(3,117)	(5,858)
Proceeds from sale of fixed assets	183	158	114	214
Investments in companies	(232)	8	15	28
Dividends received from investment in companies	178	192	221	415
Sale of fixed assets received in lieu of payment or in foreclosure	4,772	4,786	5,443	10,230
(Increase) decrease in other assets and liabilities, net	38,786	(41,315)	8,638	16,235
Net cash used in investing activities	(404,015)	(325,985)	(174,657)	(328,257)
CASH FLOW FROM FINANCING ACTIVITIES:
Increase in current accounts, net	11,036	19,214	27,128	50,986
Increase (decrease) in deposits and borrowings, net	219,376	101,557	(13,294)	(24,985)
Increase (decrease) in other sight or term obligations, net	35,580	(77,003)	44,385	83,419
Increase (decrease) of other liabilities from brokerage of instruments	20,418	(18,034)	(8,642)	(16,242)
Increase (decrease) in borrowings from Chilean Central Bank (short term)	27,956	(27,131)	32,370	60,838
Increase (decrease) of short-term foreign loans, net	(9,499)	(32,127)	10,918	20,520
Issue of mortgage notes	184,029	145,519	168,759	317,174
Redemption of mortgage notes	(143,090)	(175,514)	(127,412)	(239,465)
(Increase) decrease in other short-term liabilities	(56,490)	28,784	(40,970)	(77,001)
Repayment of Banco Central de Chile borrowings (long-term)	(34)	(2)	—	—
Issue of bonds	—	143,850	36,309	68,241
Redemption of subordinated bonds	(2,403)	(2,474)	(4,076)	(7,661)
Loans obtained abroad (long-term)	192,160	193,853	159,802	300,340
Repayment of foreign borrowings (long-term)	(109,421)	(148,580)	(158,409)	(297,722)
Other borrowings (long-term)	9,256	15,085	7,888	14,825
Repayment of other borrowings (long-term)	(4,620)	(3,422)	(5,826)	(10,950)
Dividends paid	(27,305)	(26,849)	(26,868)	(50,497)
Net cash provided by financing activities	346,949	136,726	102,062	191,820
NET CASH FLOW	44,093	(89,338)	8,498	15,972
INFLATION EFFECT ON CASH AND CASH EQUIVALENTS	(1,324)	(3,263)	(1,483)	(2,787)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	42,769	(92,601)	7,015	13,185
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	124,994	167,763	75,162	141,263
CASH AND CASH EQUIVALENTS AT END OF YEAR	167,763	75,162	82,177	154,448

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	110,155	106,261	80,173	150,681
Taxes	769	659	539	1,013
Non Cash Movements (Assets received in lieu of payments)	3,528	3,361	2,220	4,172

The accompanying Notes are an integral part of these consolidated financial statements.

CORPBANCA
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2006
(except for number of shares)

	Number of shares	Paid-in capital	Reserves	Other reserves	Net income for the year	Total
	Millions	MCh$	MCh$	MCh$	MCh$	MCh$

Balance at January 1, 2004 (historical)	226,909.3	270,002	19,592	(698)	50,124	339,020
Net income from prior year	—	—	50,124	—	(50,124)	—
Dividends paid	—	—	(25,062)	—	—	(25,062)
Price—level restatement	—	6,750	991	—	—	7,741
Fluctuation in value of financial investments	—	—	—	3,930	—	3,930
Net income for the year	—	—	—	—	50,767	50,767
Balance at December 31, 2004	226,909.3	276,752	45,645	3,232	50,767	376,396
Balance at December 31, 2004 restated in constant Chilean pesos of December 31, 2006		292,736	48,281	3,418	53,699	398,134
Balance at December 31, 2004 in ThUS$ (Note 1t)		550,183	90,742	6,424	100,925	748,274

Balance at January 1, 2005 (historical)	226,909.3	276,752	45,645	3,232	50,767	376,396
Net income from prior year	—	—	50,767	—	(50,767)	—
Dividends paid	—	—	(25,384)	—	—	(25,384)
Price—level restatement	—	9,963	2,380	—	—	12,343
Fluctuation in value of financial investments	—	—	—	(8,462)	—	(8,462)
Net income for the year	—	—	—	—	52,633	52,633
Balance at December 31, 2005	226,909.3	286,715	73,408	(5,230)	52,633	407,526
Balance at December 31, 2005 restated in constant Chilean pesos of December 31, 2006		292,736	74,950	(5,340)	53,738	416,084
Balance at December 31, 2005 in ThUS$ (Note 1t)		550,183	140,865	(10,036)	100,998	782,010

Balance at January 1, 2006 (historical)	226,909.3	286,715	73,408	(5,230)	52,633	407,526
Net income from prior year	—	—	52,633	—	(52,633)	—
Dividends paid	—	—	(26,316)	—	—	(26,316)
Price—level restatement	—	6,021	2,009	—	—	8,030
Adjustment due to Circular No. 3,345	—	—	(605)	—	—	(605)
Change in fair value of available for sale investments	—	—	—	5,510	—	5,510
Net income for the year	—	—	—	—	39,104	39,104
Balance at December 31, 2006	226,909.3	292,736	101,129	280	39,104	433,249
Balance at December 31, 2006 in ThUS$ (Note 1t)		550,184	190,067	526	73,494	814,271

The accompanying Notes are an integral part of these consolidated financial statements.

CORPBANCA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in millions of constant Chilean pesos (MCh$)
as of December 31, 2006 (except as indicated)

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

The consolidated financial statements include CORPBANCA and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in the consolidation. The majority interests of CORPBANCA as of December 31, 2005 and 2006 were as follows:

	Ownership
	2005	2006
	%	%
Corpbanca Corredores de Bolsa S.A.	100.00	100.00
Corpbanca Administradora General de Fondos S.A.	100.00	100.00
Corpbanca Asesorías Financieras S.A.	100.00	100.00
Corpbanca Corredores de Seguros S.A.	100.00	100.00

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

We have established allowances to cover probable loan losses in accordance with regulations issued by the Chilean Superintendency of Banks. These regulations require us to estimate allowances based on an individual and group classification system as explained in Note 1n.

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

•             All the amounts contained in the accompanying consolidated financial statements have been restated in constant Chilean pesos as of December 31, 2006. This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

Year	Index *	Change in index
		%
2004	117.28	2.5
2005	121.53	3.6
2006	124.11	2.1

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

For comparison purposes, the financial statements and their respective notes are adjusted by the percentage changes in the CPI to December 31, 2006 as follows:

Year	Adjustment Factor
2004	5.8	(1)
2005	2.1

1)                 Equivalent to the amounts for 2004, multiplied by the change in the CPI for 2005 and then by the change in the CPI for 2006.

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

Year	Ch$

2004	17,317.05
2005	17,974.81
2006	18,336.38

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

f.            Foreign Currency

The Bank makes loans and accepts deposits which are denominated in foreign currencies, principally in U.S. dollars. Such assets and liabilities are translated at the applicable exchange rates at the balance sheet date.

The net foreign exchange gains and losses which are presented in the consolidated income statement include both the recognition of the effect of exchange rate fluctuations on assets and liabilities stated in foreign currencies as well as the results of foreign exchange transactions.

g.   Derivative activities

Prior to January 1, 2006, Chilean GAAP required the Bank to account for forward contracts between foreign currencies and U.S. dollars at fair value with realized and unrealized gains and losses recognized in income.  Forward contracts between the U.S. dollar and the Chilean peso or U.F. were valued at the closing spot exchange rate at each balance sheet date with the initial discount or premium being amortized over the life of the contract. The Bank’s interest rate and cross-currency swap agreements were treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, was accrued and recorded in net income in the period that such differences originated.

Effective January 1, 2006, through circular No. 3,345 and related amendments, the Chilean Superintendency of Banks established new rules for the accounting treatment of certain derivative instruments and hedges of financial assets. Financial instruments which meet the definition of a “derivative” such as forwards in foreign currency, U.F., interest rate futures currency and interest rate swaps, currency and interest rate options and others, are initially recognized on the balance sheet at cost (including transaction fees) and, at subsequent period ends, at their fair value. The fair value is obtained from market quotes, discounted cash flow models and option valuation models, as applicable.

Certain items may be incorporated into non-derivative financial instruments whose risk and economic characteristics are not clearly and closely related to those of the host contract which may require their bifurcation from the host contract and treatment as a separate derivative subject to that dictated by Circular No. 3,345.

When a derivative contract is signed, it must be designated by the Bank as a trading contract or a hedge. Any changes in the fair value of trading financial derivative contracts are recorded in income under “Gains from trading activities” or “Losses from trading activities”, as applicable. If the derivative is classified as a hedge , it may be: (1) a fair value hedge, or (2) a cash flow hedge. To qualify as a hedge for accounting purposes, the instruments must comply with all the following conditions: (a) hedging must be formally documented at initiation; (b) hedging is expected to be highly effective; (c) the efficiency of the hedge can be measured reasonably; and (d) hedging is highly effective with regard to the risk hedged, continuously throughout its lifetime.

Certain derivative transactions that do not classify to be accounted for as hedges are treated and reported as trading, even though they may provide an effective economic hedge for managing risk positions.

When a derivative hedge covers exposure to changes in the fair value of an existing asset or liability, the latter is recorded at its fair value. Earnings or losses from measuring the fair value of both the item hedged and the hedging derivative are recognized in income. If the item hedged in a fair value hedge is a firm commitment, the changes in the fair value of the commitment with regard to the risk hedged are recorded as assets or liabilities with the offsetting effect recorded in income. When an asset or liability is acquired as a result of the commitment, the initial recognition of the acquired asset or liability is adjusted to fair value.

When a derivative hedge covers exposure to changes in the cash flows of existing assets or liabilities, or expected transactions, the effective portion of the changes in fair value with regard to the risk hedged is recorded in shareholders’ equity. Any ineffective portion is recognized directly in the period’s income. The amounts recorded directly in shareholders’ equity are recorded in income in the same periods in which the offsetting changes in assets or liabilities hedged affect the income statement.

When fair value hedge accounting is used for portfolio hedge of interest rate risk and the hedge item is designated as an amount of currency, the earnings or losses from measuring the fair value of both the portfolio hedged and the hedge are recognized in income.

The Bank does not maintain financial derivative contracts that qualify for hedge accounting.  Therefore changes in the respective fair values of all derivative instruments are reported in earnings.

h.            Financial investments

Prior to January 1, 2006, the Bank recorded investments in financial instruments with a secondary market at market value in accordance with specific instructions of the Chilean Superintendency of Banks.  This required the recognition of the market value adjustments to recorded against income for the year, unless permanent investments are involved, in which case, under certain limitations, the aforementioned adjustments can be made directly against equity in “Fluctuations in value of financial investments”. Investment securities maintained by the Bank’s subsidiaries are carried at the lower of price-level restated cost or market value.

Effective January 1, 2006, through circular No. 3,345 and related amendments, the Chilean Superintendency of Banks established new rules for the classification and accounting treatment of financial instruments, detailed as follows:

i Trading Instruments - Instruments for trading are securities acquired for which the Bank has the intent to generate earnings from short-term price fluctuations or through brokerage margins, or that are included in a portfolio created for such purposes.

Instruments for trading are valued at their fair value according to market prices on the closing date of the balance sheet. Mark-to-market adjustments, as well as realized gains/losses from trading, are included in the Income Statement under “Gains (losses) from trading activities”. Interest income and indexation adjustments are reported as “Interest revenue”.

ii. Investment Instruments - Investment instruments are classified into two categories: Held-to-maturity investments and Instruments available-for-sale. Held-to-maturity investments only include those instruments for which the Bank has the intent and ability to hold-to-maturity. Investment instruments not classified as held-to-maturity or trading are considered to be available-for-sale. Investment instruments are recognized initially at cost, which includes transaction costs.

Investment instruments are recorded initially at cost. Instruments available for sale are valued at each subsequent period-end at their fair value according to market prices or valuations obtained by using models. Mark-to-market adjustments are reported in a separate component of Shareholders’ equity. When these investments are sold or become impaired, the amount of the adjustments to fair value accumulated in Shareholders’ equity is reclassified to the income statement and reported under “Gains (losses) from trading activities”.

Held to maturity investments are recorded at their cost value plus accrued interest and adjustments, less provisions for impairment recorded when the book value is higher than its estimated return.

All purchases and sales of investment instruments, to be delivered within the deadline stipulated by market regulations and conventions, are recognized on the commitment date, which is the date on which the commitment is made to purchase or sell the asset. Other purchases or sales are treated as forwards until they are liquidated.

The Bank enters into security repurchase agreements as a form of borrowing. The liability for the repurchase of the investment is classified as “investments under agreements to repurchase” and is carried at cost plus accrued interest.

The Bank also enters into resale agreements as a form of investment. Under these agreements the Bank purchases securities, which are included as assets under the caption “investments purchased under agreements to resell” and are carried at cost plus accrued interest.

i.            Leasing contracts

The Bank leases certain property that meets the criteria for direct financing leases. At the time of entering into a direct financing lease transaction, the Bank records gross financing receivable, unearned income and estimated residual value of leased equipment. Generally, the lessee acquires the leased asset by remitting all lease payments due. There are no significant residual values assumed by the Bank. Unearned income represents the excess of the gross financing receivable plus the estimated residual value over the cost of the property acquired. Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment in the direct financing lease. The net investment in financing leases is included in the account “Leasing Contracts” in the loan section of the consolidated balance sheet.

j.    Factored receivables

Factoring receivable loans are valued at the amount disbursed to the borrower. The price difference between the amounts disbursed and the actual face value of the receivables is earned and recorded as interest income over the financing period. The borrowers are responsible for the payments of the loans if the receivables are not collected.

k.        Bank premises and equipment

Premises and equipment are stated at acquisition cost net of accumulated depreciation and have been restated for price-level changes. Depreciation is calculated on a straight-line method over the estimated useful lives of the underlying assets.

The costs of maintenance and repairs are charged to expense. The costs of significant refurbishment and improvements are capitalized and amortized over the period of the benefit or the remaining useful life of the premises and equipment, whichever is less, on a straight-line basis.

l.            Investments in other companies

Shares or rights in companies that are integral to the operations of the Bank, where the Bank holds a less than majority interest, are accounted for under the equity method. Other minority investments are carried at cost restated for price-level changes.

m.      Goodwill from investments in related companies

Goodwill arising from investments in related companies and the premium paid for the acquisition of the Consumer Credit Division of Corfinsa is amortized over a period of ten years.

n.         Allowance for loan losses

The Bank has setup allowances for probable loan losses in accordance with the instructions issued by the Chilean Superintendency of Banks and the models for rating and evaluation credit risk approved by the Bank’s Board of Directors.  In accordance with current regulations, voluntary reserves are not permitted and thus the bank does not maintain any voluntary reserve balance as of Dec 31, 2006.

The following describes the  calculation of the allowance for loan losses:

Allowance for individual evaluations on commercial loans

The Bank considers the following risk factors for debtors with commercial loans of Ch$200 million or more to be assigned to a risk category level: (i) industry or sector, (ii) owners or managers, (iii) financial situation, (iv) payment capacity and (v) payment behavior.  Based upon the analysis of the risk factors, the loan will be assigned to one of the risk categories.  If the borrower has no apparent credit risk, the loan will be classified as either A1, A2 or A3.  The loan will be classified as B if the borrower has some credit risk but no apparent deterioration of payment capacity.  Finally, if the borrower has diminished capacity to repay its loans, it will be classified as either C1, C2, C3, C4, D1 or D2.

The board of directors of the Bank is authorized to determine the levels of required allowances for loans classified as A1, A2, A3 and B. The loan categories C1, C2, C3, C4, D1 and D2 must use the following levels of allowances as determined by the Chilean Superintendency of Banks:

Classification	Estimated range of loss	Allowance
C1	Up to and including 3%	2%
C2	More than 3% up to 19%	10%
C3	More than 19% up to 29%	25%
C4	More than 29% up to 49%	40%
D1	More than 49% up to 79%	65%
D2	More than 79%	90%

Allowances for group evaluations

Under current regulations, the levels of required allowances for commercial loans less than Ch$200 million and all consumer loans and mortgage loans are to be determined by the bank. This determination is made according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:  (i) a model based on the characteristics of the borrowers and their outstanding loans, and/or (ii) a model based on the behavior of a group of loans. For the first model, the borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level.  For the second model, loans with analogous past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.

Charge-offs and Recoveries

In accordance with the regulations of the Chilean Superintendency of Banks, the Bank charges off loans or portions thereof when collection efforts have been exhausted. Under the rules and regulations established by the Chilean Superintendency of Banks, charge-offs must be made within the following maximum prescribed limits:

•    24 months after a loan is past due (3 months for consumer loans) for loans without collateral;

•    36 months after a loan is past due for loans with collateral.

The Bank will also charge-off commercial loans prior to the meeting of this criteria when the Bank no longer considers such loans or portions thereof to be collectible.

Recoveries on previously charged-off loans are recorded directly to income and presented as a deduction of the provision for loan losses.

o.          Fees and expenses related to loans and services

Fees and expenses related to loans are deferred and recognized in income over the term of the loan. Fees for services are deferred and recognized in income in the period that the services are performed. In accordance with the regulations of the Chilean Superintendency of Banks, the Bank does not defer these fees and expenses because the amount is not material.

Fees and income from services are received from various sources as mentioned in note 17 and recognized as earned based on contractual terms, as the transaction occurs or as the service is provided.

p.          Income taxes

Effects of deferred income taxes are recorded in conformity with Technical Bulletin No. 60 and its related amendments, issued by the Chilean Association of Accountants.

As instructed in these accounting standards, beginning January 1, 1999, the Bank recognized the consolidated tax effects generated by the temporary differences between financial and tax values of assets and liabilities. At the same date, the net deferred tax determined was completely offset against an asset and liability  “complementary” accounts as a form to reduce the impact of the adoption of the new standard. Such complementary accounts were amortized over the estimated reversal periods corresponding to the underlying temporary differences as of January 1, 1999. As of December 31, 2006, the complementary accounts were fully amortized.

The income tax provision is determined based on current Chilean tax legislation.

q.          Assets received in lieu of payment

Assets received in lieu of payment are carried at the lower of price-level restated cost or the market value of such assets. Assets that have not been sold within one year of the foreclosure date are written-off as instructed by the Chilean Superintendency of Banks.

r.          Vacation expense

The annual cost of employee vacations and benefits is recorded on the accrual basis.

s.          Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. For the years ended December 31, 2004, 2005 and 2006 the consolidated statements of cash flows have been prepared in accordance with Technical Bulletin N° 65 of the Chilean Association of Accountants.

t.            Convenience translation to U.S. dollars

The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2006 exchange rate of Ch$532.07 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

NOTE 2 - ACCOUNTING CHANGE

On December 20, 2005, the Chilean Superintendency of Banks, through Circular No. 3,345 (as amended by Circular No. 3,349 of February 7, 2006; Circular No. 3,355 of May 25, 2006; and Circular No. 3,358 of May 31, 2006), required the application of new accounting policies and new policies for valuing financial instruments acquired for trading or investment, derivative instruments, hedge accounting and derecognition of financial assets. These accounting changes were applied retroactively to the portfolio on hand at December 31, 2005 generating a MCh$605.1 charge against shareholders’ equity.

At December 31, 2006, the Bank has recorded a MCh$418.0 net credit to income as a result of the application of the accounting changes.

NOTE 3 - SIGNIFICANT EVENTS

Corpbanca

At the Ordinary Board Meeting held on May 30, 2006, the board accepted the resignation of Mr. Christian Samsing Stambuk as Interim Chief Executive Officer, and appointed Mr. Mario Chamorro Carrizo as Chief Executive Officer, who immediately assumed his new position.

Corpbanca Asesorías Financieras S.A.

At the Ordinary Board Meeting held on June 23, 2006, Mr. Christian Samsing Stambuk voluntarily resigned his position of Director of Corpbanca Asesorías Financieras S.A.. Mr. Mario Chamorro Carrizo was appointed as his replacement. Additionally,  Mr. Christian Schiessler García resigned as Chairman of the Board, but kept his Director position. Mr. Mario Chamorro Carrizo was appointed as Chairman of the Board and he immediately assumed his new position. At the same time, Mr. Christian Schiessler García was appointed as vice Chairman of the Board.

Corpbanca Administradora General de Fondos S.A.

At the General Shareholders’ Meeting held on February 28, 2006, ratified that the Board for 2006 would be composed of the following Directors: Osvaldo Barrientos Valenzuela, Cristian Canales Palacios, Enrique Martínez Figueroa, Fernando Serrano Gutiérrez and Guido Silva Escobar.

At the Board Meeting held on June 13, 2006, it was announced that on May 2, 2006, Mr. Enrique Martinez Figueroa voluntarily resigned his position of Director of Corpbanca Administradora General de Fondos S.A..  Mr. Gabriel Falcone D’Aguila was appointed as his replacement.

In an Extraordinary Board Meeting held on October 12, 2006, it was announced that Mr. Pedro Silva Yrarrázaval submitted an irrevocable resignation from the position of Chief Executive Officer of Corpbanca Administradora General de Fondos S.A..  Mr. Mario Risso Alday was appointed as his replacement, in the position of interim Chief Executive Officer.

Corpbanca Corredores de Bolsa S.A.

At the General Ordinary Shareholders’ Meeting held on April 18, 2006, the entire Board of Directors was renewed and became composed of the following members: Pablo de la Cerda Merino, Nazir Alberto Selman Hasbún, Jorge Franetovic Yob, Armando Ariño Joiro and Claudio Chamorro Carrizo.

NOTE  4 - CASH AND DUE FROM BANKS

Included in cash and due from banks are amounts maintained by the Bank with various foreign and local banks, including the Chilean Central Bank (“Central Bank”).

In accordance with guidelines established by the Superintendency of Banks, the Bank must maintain certain non-interest bearing balances as compulsory reserves in its account with the Central Bank. The requirements are based upon specified financial criteria, including the level of bank’s deposits, the amounts of its foreign borrowings and its average liabilities. Non Interest-bearing deposits at the Central Bank totaled MCh$  28,705 and MCh$ 28,228 as of December 31, 2005 and 2006, respectively.

NOTE 5 - FINANCIAL INVESTMENTS

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held-to-maturity. As of December 31, 2005 and 2006 the Bank has not classified any securities as held-to-maturity.

Financial investments as of December 31, 2005 and 2006 are as follows:

	As of December 31,
	2005	2006
	MCh$	MCh$
Held-for-Trading:
Central Bank and government securities
Central Bank securities	—	46,314
Chilean Treasury bonds	—	2,800
Other securities	—	2
Subtotal	—	49,116
Other financial securities
Time deposits in Chilean financial institutions	—	64,571
Mortgage finance bonds	—	3,813
Chilean financial institutions bonds	—	1,639
Other Chilean securities	—	5,259
Subtotal	—	75,282
Total	—	124,398

Available-for-sale:
Central Bank and government securities
Central Bank securities	23,544	—
Chilean Treasury bonds	161	—
Other securities	2	—
Subtotal	23,707	—
Other financial securities
Time deposits in Chilean financial institutions	104,249	17,006
Mortgage finance bonds	112,325	1
Chilean financial institutions bonds	442	—
Chilean corporate bonds	79,342	6,258
Central Bank and government foreign securities	29,055	4,744
Other foreign securities	74,030	—
Subtotal	399,443	28,009
Total	423,150	28,009
Total financial investments	423,150	152,407

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

Mortgage loans are inflation indexed, fixed rate, long-term loans with monthly payments of principal and interest collateralized by a real property mortgage. A certain portion of these loans are specifically funded through the issuance of mortgage finance bonds which are generally acquired by third party investors. At the issuance date, the amount of a mortgage loan cannot exceed 75% of the property value.

Foreign trade loans are fixed rate, short-term loans granted in foreign currencies (principally U.S. dollars) to finance imports and exports.

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Lease contracts are agreements for financing leases of capital equipment and other property.

Factored receivables loans are agreements for short term financing operations and are valued at the amount disbursed to the borrower. The price difference between the amounts disbursed and the actual face value of the receivables is earned and recorded as interest income over the financing period. The borrowers are responsible for the payments of the loans if the receivables are not collected.

Other outstanding loans principally include mortgage loans that are financed by our own funds.

Past due loans include, with respect to any loan, the amount of principal and interest that is 90 days or more overdue, and do not include the installments of such loan that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.

Contingent loans mainly consist of open and unused letters of credit together with guarantees granted by the Bank in Ch$, UF and foreign currencies (principally U.S. dollars).

The following table summarizes the most significant loan concentrations, expressed as a percentage of total loans, excluding contingent loans and before the allowance for loan losses.

	As of December 31,
	2005	2006
	%	%

Financial services	17.7	15.3
Consumer credit	13.5	14.3
Community, Social and Personal Services	12.1	12.4
Residential Mortgage Loans	9.0	11.3
Commerce	8.8	7.7
Lease contracts	8.0	7.4
Construction	7.1	6.8
Manufacturing	6.5	6.5
Agriculture, Livestock, Agribusiness, Fishing	6.3	5.5
Transport, Storage and Communications	4.4	4.1
Mining and Petroleum	2.6	3.4
Electricity, Gas and Water	1.7	2.9
Factoring	2.3	2.4
Total	100.0%	100.0%

A substantial amount of the Bank’s loans are to borrowers doing business in Chile.

NOTE 7 - LEASING CONTRACTS

The amounts shown as leasing contracts are amounts receivable under lease agreements and have the following maturities as of December 31, 2005 and 2006. Unearned income which is presented in the following table corresponds to the interest to be earned in each period.

	As of December 31, 2005			As of December 31, 2006
	Total receivable	Unearned income	Net lease receivable	Total receivable	Unearned income	Net lease receivable
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	65,512	(14,739)	50,773	68,587	(12,446)	56,141
Due after 1 year but within 2 years	52,335	(9,132)	43,203	55,227	(9,431)	45,796
Due after 2 years but within 3 years	40,945	(6,872)	34,073	39,487	(7,018)	32,469
Due after 3 years but within 4 years	28,266	(5,138)	23,128	27,645	(5,303)	22,342
Due after 4 years but within 5 years	19,840	(3,961)	15,879	19,376	(4,075)	15,301
Due after 5 years	55,458	(8,180)	47,278	63,648	(9,101)	54,547
	262,356	(48,022)	214,334	273,970	(47,374)	226,596

Leased assets consist principally of real estate, industrial machinery, vehicles and computer equipment.

NOTE 8 - ALLOWANCE FOR LOAN LOSSES

The changes in the allowance for loan losses are as follows:

	Year ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$

Balance as of January 1,	47,930	44,014	45,267
Price-level restatement (1)	(1,173)	(1,530)	(931)
Charge-offs	(23,189)	(16,590)	(19,450)
Allowances established	28,894	22,531	26,378
Allowances released	(8,448)	(3,158)	(4,740)
Balance as of December 31,	44,014	45,267	46,524

 (1) Reflects the effect of inflation on the allowance for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2006.

Allowance for loan losses includes MCh$ 1,967, MCh$ 2,323 and MCh$ 2,691 related to leasing operations as of December 31, 2004, 2005 and 2006, respectively.

The allowance for loan losses and assets received in lieu of payment included in the results of operations are as follows:

	Year ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$

Allowance established	28,894	22,531	26,378
Allowance established for assets received in lieu of payment	3,769	2,780	1,243
Direct charge-offs	2,921	923	700
Allowance released	(8,448)	(3,158)	(4,740)
Recovery of loans previously charged off	(7,971)	(8,954)	(8,915)
Net charge to income	19,165	14,122	14,666

NOTE 9 - BANK PREMISES AND EQUIPMENT, NET

Bank premises and equipment, net of accumulated depreciation are as follows:

	As of December 31,
	2005	2006
	MCh$	MCh$

Land and buildings	23,615	22,881
Furniture and fixtures	6,203	6,365
Machinery and equipment	645	1,411
Vehicles	57	49
Other	2,042	1,566
Total bank premises and equipment, net	32,562	32,272

NOTE 10 - INVESTMENTS IN OTHER COMPANIES

Investments in other companies are as follows:

	As of December 31,
	Ownership interest		Participation in net income			Investment Book value
	2005	2006	2004	2005	2006	2005	2006
	%	%	MCh$	MCh$	MCh$	MCh$	MCh$

Transbank S.A.	8.72	8.72	69	70	70	457	458
Nexus S.A.	12.90	12.90	91	93	119	584	610
Combanc S.A	8.78	8.78	—	(17)	43	216	260
Bolsa de Comercio de Santiago (Stock Exchange)	2.08	2.08	49	53	74	298	314
Bolsa Electrónica de Chile	2.50	2.50	2	3	4	72	76

Total investments in other companies accounted for under the equity method			211	202	310	1,627	1,718
Other investments carried at cost			27	19	23	134	134
Total investments in other companies			238	221	333	1,761	1,852

NOTE 11 - OTHER ASSETS AND OTHER LIABILITIES

a)      Other assets

	As of December 31,
	2005	2006
	MCh$	MCh$

Amounts receivable under foreign exchange transactions	27,009	24,867
Prepaid and deferred expenses	18,790	21,358
Goodwill	6,613	3,632
Deferred income taxes (Note 21 b)	10,199	10,597
Brokerage	2,089	1,217
Recoverable taxes	12,808	11,737
Credit card charges in process	6,607	10,030
Transactions in process (suspense accounts)	2,117	7,124
Real time gross settlement (RTGS) receivable	20,402	24,250
Commissions receivable	1,564	1,961
Amounts receivable from forward contracts	195	166
Other	4,943	5,279
Total other assets	113,336	122,218

b)      Other liabilities

	As of December 31,
	2005	2006
	MCh$	MCh$

Brokerage	2,087	1,213
Amounts payable under foreign exchange transactions	7,575	19,171
Income taxes	8,662	9,123
Deferred income taxes (Note 21 b)	5,710	4,738
Provision for staff benefits	2,707	2,326
Value added tax payable	1,592	1,841
Amounts payable from forward contracts	27	26
Real time gross settlement (RTGS) payable	21,240	35,192
Transactions in process (suspense accounts)	1,517	1,179
Other	608	461
Total other liabilities	51,725	75,270

c)         Contingent liabilities

Contingent liabilities consist of open and unused letters of credit, together with guarantees granted by the Bank in Chilean pesos, UFs and foreign currencies (principally U.S. dollars). The liability represents the Bank’s obligations under such agreements. The Bank’s rights under these agreements are recognized as assets on the balance sheet under the caption “Contingent loans” (Note 6).  Since many of these commitments to extend credit may expire without being drawn upon, the total contingent liabilities do not necessarily represent future cash obligations.

NOTE 12 - INTEREST BEARING LIABILITIES AND OTHER INTEREST BEARING LIABILITIES

Interest Bearing Deposits/Savings Accounts

The following table sets forth the maturity of the interest bearing deposits and saving accounts:

	As of December 31,
	2005	2006
	MCh$	MCh$
Savings accounts and time deposits	1,758,582	1,695,748

The maturities of the outstanding amounts due under this caption at December 31, 2006, are as follows:

As of December 31, 2006
MCh$

Due within 1 year	1,690,810
Due after 1 year but within 2 years	1,447
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	2,007
Due after 4 years but within 5 years	—
Due after 5 years	1,484
Total	1,695,748

Other Interest-Bearing Liabilities

The Bank’s long-term and short-term borrowings are summarized below. Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

	December 31, 2005
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$

Chilean Central Bank borrowings:
Credit lines for renegotiations of loans	3	—	3
Other Central Bank borrowings	—	—	—
Investments under agreements to repurchase	—	64,760	64,760
Mortgage finance bonds	298,885	—	298,885
Bonds	147,802	—	147,802
Subordinated bonds	46,593	—	46,593
Borrowings from domestic financial institutions	—	45,906	45,906
Foreign borrowings	203,154	25,125	228,279
Other obligations	23,084	2,220	25,304
Total other interest-bearing liabilities	719,521	138,011	857,532

	December 31, 2006
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$

Chilean Central Bank borrowings:
Credit lines for renegotiations of loans	—	—	—
Other Central Bank borrowings	—	32,034	32,034
Investments under agreements to repurchase	—	54,876	54,876
Mortgage finance bonds	334,920	—	334,920
Bonds	182,293	—	182,293
Subordinated bonds	43,886	—	43,886
Borrowings from domestic financial institutions	—	3,601	3,601
Foreign borrowings	205,160	35,029	240,189
Other obligations	25,137	2,960	28,097
Total other interest-bearing liabilities	791,396	128,500	919,896

a)        Chilean Central Bank borrowings

Credit lines for renegotiation loans were provided by the Chilean Central Bank to fund renegotiated loans, which arose from the economic recession and the crisis of the banking system in the early 1980s. These borrowings for the renegotiation of mortgage loans are linked to the UF index and carried at an annual real interest rate of 3.0% at December 31, 2005 and 2006.

	As of December 31,
	2005	2006
	MCh$	MCh$

Credit lines for renegotiations of loans	3	—

The borrowing of MCh$3 under these long-term credit lines were due during 2006.

Other Chilean Central Bank borrowings are as follows:

	As of December 31,
	2005	2006
	MCh$	MCh$

Other Chilean Central Bank borrowings	—	32,034

b)            Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and are carried at a real weighted-average annual interest rate of 4.6%.

The maturities of outstanding mortgage bond amounts are as follows:

Mortgage finance bonds	As of December 31, 2006
MCh$

Due within 1 year	35,879
Due after 1 year but within 2 years	26,736
Due after 2 years but within 3 years	26,208
Due after 3 years but within 4 years	26,147
Due after 4 years but within 5 years	25,813
Due after 5 years	194,137
Total mortgage finance bonds	334,920

c)         Bonds

	As of December 31,
	2005	2006
	MCh$	MCh$

BCOR-D0405	147,802	147,681
BCOR-J0606	—	34,612
Total	147,802	182,293

In April 2005, the Bank issued the Series BCOR-D0405 Bonds. The bank used the proceeds in order to decrease the UF gap between assets and liabilities, improve liquidity, reduce funding cost and increase the duration of the Bank’s liabilities. The bonds are linked to the U.F. index and carry an annual interest rate of 3.0%, with interest payments due semi-annually and one repayment of principal after a term of 5 years.

In June 2006, the Bank issued the Series BCOR-J0606 Bonds. The bank used the proceeds in order to finance  the Bank’s normal business activities and to improve its liability structure. The bonds reach maturity in 10 years, are linked to the U.F. index and carry an annual interest rate of 4.0%, with interest and capital payments due semi-annually.

The maturities of these bonds, which are considered long-term, are as follows:

As of December 31, 2006
MCh$

Due within 1 year	9,174
Due after 1 year but within 2 years	8,717
Due after 2 years but within 3 years	8,281
Due after 3 years but within 4 years	139,082
Due after 4 years but within 5 years	3,651
Due after 5 years	13,388
Total bonds	182,293

d)        Subordinated bonds

	As of December 31,		Interest
	2005	2006	rate
	MCh$	MCh$

Series UCOR-W1197	135	120	6.5%
Series UCOR-X1197	15,583	13,834	6.5%
Series UCOR-Y1197	9,297	9,012	6.5%
Series UCOR-Z1197	21,578	20,920	6.5%
Total	46,593	43,886

The subordinated bonds are linked to the UF index, with interest and principal payments due semi-annually and their maturities, which are considered long-term, are as follows:

As of December 31, 2006
MCh$

Due within 1 year	5,939
Due after 1 year but within 2 years	5,493
Due after 2 years but within 3 years	5,082
Due after 3 years but within 4 years	4,702
Due after 4 years but within 5 years	4,350
Due after 5 years	18,320
Total subordinated bonds	43,886

e)         Foreign borrowings

These are short-term and long-term borrowings from foreign banks. The maturities of these borrowings are as follows:

As of December 31, 2006
MCh$

Due within 1 year	185,482
Due after 1 year but within 2 years	9,342
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	7,142
Due after 4 years but within 5 years	3,194
Due after 5 years	—
Total long-term	205,160
Total short-term	35,029
Total foreign borrowings	240,189

All of these foreign borrowings are denominated principally in U.S. dollars, and are principally used to fund the Bank’s foreign trade loans and bear an annual average interest rate of 4.6%.

f)           Borrowings from domestic financial institutions

Short-term borrowings from domestic financial institutions are used to fund the Bank’s general activities and carry a weighted annual average interest rate of 5.0%.

g)   Other obligations

Other obligations are summarized as follows:

As of December 31, 2006
MCh$
Long-term obligations:
Due within 1 year	7,092
Due after 1 year but within 2 years	5,151
Due after 2 years but within 3 years	4,645
Due after 3 years but within 4 years	2,777
Due after 4 years but within 5 years	2,120
Due after 5 years	3,352
Total long-term obligations	25,137

Short-term obligations:
Amounts due to credit card operators	2,693
Other	267
Total short-term obligations	2,960
Total other obligations	28,097

h)        Unused sources of liquidity

As of December 31, 2006, the bank has approximately ThUS$1,371,000 available in credit lines from financial institutions.

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

The Chilean Central Bank requires that foreign exchange forward contracts be denominated in U.S. dollars and other major foreign currencies. In the case of the Bank, most forward contracts are denominated in U.S. dollars against the Chilean peso or the UF.

In addition, the Bank enters into interest rate and cross currency swap agreements to manage exposure to fluctuation in currencies and interest rates.

The fair value of derivative contracts including results due to fluctuations of market interest rates and currency exchange rates are recognized in the consolidated income statement.

The Bank’s derivatives outstanding at December 31, 2005 and 2006 are summarized as follows:

	As of December 31, 2006
	Notional amounts
Type of derivative	Up to 3 months	From 3 to 12 months	More than 12 months	Gross Unrealized Gains	Gross Unrealized Losses
	MCh$	MCh$	MCh$	MCh$	MCh$

Foreign currency forwards	783,739	151,416	12,796	3,893	(3,835)
Interest rate swaps	—	—	29,796	306	(405)
Cross currency swaps	—	—	1,068	—	(16)
Interest rate forward	71,512	53,717	182,049	253	(685)
				4,452	(4,941)

	As of December 31, 2005
	Notional amounts
Type of derivative	Up to 3 months	From 3 to 12 months	More than 12 months	Gross Unrealized Gains	Gross Unrealized Losses
	MCh$	MCh$	MCh$	MCh$	MCh$

Foreign currency forwards	84,186	245,087	27,060	5,480	—
Interest rate swaps	—	171,100	—	—	(544)
Cross currency swaps	—	15,750	—	2,586	—
Interest rate forwards	—	—	—	—	—
				8,066	(544)

The notional amount refers to either the U.S. dollar bought or sold, or the equivalent in U.S. dollars of foreign currency bought or sold, as appropriate. The contract terms correspond to the duration of the contracts as of the date of the transaction  to the date of the settlement.

Long-term notional amounts, at December 31, 2005 and 2006, are as follows:

	Notional amounts
	As of December 31,
	2005	2006
	MCh$	MCh$

Due after 1 year but within 2 years	26,797	32,604
Due after 2 years but within 3 years	—	22,032
Due after 3 years but within 4 years	—	68,631
Due after 4 years but within 5 years	—	84,348
Due after 5 years	263	18,094
	27,060	225,709

NOTE 14 - MINIMUM CAPITAL REQUIREMENTS

The Chilean Superintendency of Banks requires Chilean Banks to maintain a minimum capital of 800,000 UF, equivalent to MCh$14,669 as of December 31, 2006. In addition, banks are required to maintain a minimum basic capital of at least 3% of total assets after deductions for mandatory allowances, while effective net equity may not be lower than 8% of its risk weighted assets. Effective net equity is defined as basic capital plus certain loan loss allowances (up to a maximum of 1.25% of risk weighted assets) and qualifying proportion of subordinated bonds less any goodwill balance.

Chilean banks are permitted to include subordinated bonds in effective net equity. This is limited to 50% of the basic capital and the value which can be included should decrease by 20% per year, beginning six years prior to maturity.

The Bank’s actual qualifying “net capital base” and “effective equity” to support the Bank’s risk-weighted assets as of December 31, 2005 and 2006 are summarized as follows:

	As of December 31,
	2005	2006
	MCh$	MCh$

Basic capital	362,346	394,145
3% total assets net of provisions	(105,904)	(111,283)
Excess over minimum required equity	256,442	282,862
Total assets	3,530,118	3,709,446
Basic capital as a percentage of the total assets, net of provisions	10.26%	10.63%

Effective equity	403,530	432,745
8% of the risk-weighted assets	(239,613)	(254,708)
Excess over minimum required equity	163,917	178,037
Risk weighted assets	2,995,157	3,183,848
Effective equity as a percentage of the risk-weighted assets	13.47%	13.59%

NOTE 15 - SHAREHOLDERS’ EQUITY

Subscribed and paid shares

At December 31, 2005 and 2006, the paid in capital of the Bank is represented by 226,909,290,577 subscribed and paid ordinary no-par-value shares.

Dividend distribution

At the Ordinary Shareholders’ Meeting of Corpbanca held on February 28, 2006, the dividend policy agreed to at the Ordinary Shareholders’ Meeting held on April 27, 2001, was confirmed. The aforementioned policy consists in distributing 50% of income to be distributed from 2002, retaining the remaining 50% in the account “Retained earnings to be distributed” classified in “Other reserves”.

As a result of applying this criterion, the Ordinary General Meeting of Shareholders held on February 28, 2006, approved payment of a dividend of MCh$26,316 corresponding to 50% of the net income in the 2005 financial year.

The distributions of dividends related to net income for the years 2004 and 2005 as approved by the Annual Shareholders’ Meeting of Corpbanca, are as follows:

	Dividend	Dividend	Percentage
Shareholders’ Meeting	(Historical)	paid (1)	paid
	MCh$	MCh$

February 2005	25,384	27,031	50%
February 2006	26,316	26,948	50%

(1)             Dividend paid has been restated in constant Chilean pesos of December 31, 2006

NOTE 16 - RELATED PARTY TRANSACTIONS

In accordance with the General Banking Law and the Chilean Superintendency of Bank’s instructions, individuals and companies that are related, directly or indirectly, to the Bank’s owners or management are considered related parties.

a.          Loans granted to related parties

Related party loans, all of which are current, are as follows:

	As of December 31,
	2005		2006
	Loans	Collateral Pledged(1)	Loans	Collateral Pledged(1)
	MCh$	MCh$	MCh$	MCh$

Operating companies	40,455	9,604	47,711	7,575
Investment companies(2)	9,119	—	6,537	—
Individuals(3)	455	250	964	436
Total	50,029	9,854	55,212	8,011

(1)             Includes only those guarantees that are admitted by Article 84 of the General Banking Law for purposes of establishing the individual credit limits defined by the Law. The guarantees are valued in accordance with the Chilean Superintendency of Bank’s instructions.

(2)             Includes companies whose purpose is to hold shares in other companies.

(3)             Includes debt obligations that are equal to or greater than UF 3,000, equivalent to MCh$55 as of December 31, 2006.

The activities in the balances of loans to related parties are as follows:

	As of December 31,
	2005	2006
	MCh$	MCh$

Balance as of January 1,	56,479	50,029
New loans	14,233	22,657
Repayments	(18,719)	(16,445)
Price-level restatements	(1,964)	(1,029)
Balance as of December 31,	50,029	55,212

b.   Other transactions with related parties

During the years ended December 31, 2004, 2005 and 2006 the Bank had the following significant income (expenses) from services provided to (by) related parties:

		Year ended December 31,
		2004	2005	2006
Company		Income (expenses)	Income (expenses)	Income (expenses)
		MCh$	MCh$	MCh$
Corp Group Interhold S.A.	Management advisory services	(1,321)	(1,297)	(1,327)
Nexus S.A.	Credit card processing	(985)	(1,032)	(1,106)
Transbank S.A.	Credit card processing	(753)	(871)	(1,034)
Recaudaciones y Cobranzas S.A.	Rental of offices and credit collections	(1,436)	(1,340)	(522)
Redbanc S.A.	Automatic teller machine administration	(372)	(380)	(287)
Fundación Corpgroup Centro Cultural	Donations	(825)	(603)	(251)
Inmobiliaria e Inversiones San Francisco Ltda.	Financial advisory services	(151)	(149)	(151)
Asesorías Santa Josefina Ltda.	Advisory and management services	(144)	(142)	(145)
Inmobiliaria e Inversiones Boquiñeni Ltda.	Financial advisory services	(38)	(44)	(36)
Corp Legal S.A.	Rental of offices and advisory services	(3)	(10)	(19)
Promoservice S.A.	Advertising advisory services	(133)	(336)	(5)
Servicios y Consultorías S.A.	Services received	(3)	—	(3)
Sociedad Nacional de Minería	Advertising in mining news letter	(51)	(38)	—
Evaluadora de Antecedentes S.A. (*)	Customer credit evaluation services	(3,298)	—	—
Proveedora de Servicios S.A. (*)	Customer credit evaluation services and rental of offices	(804)	—	—
Compañía de Seguros Vida Corp S.A.	Rental of offices and insurance brokerage	418	721	828

(*)            Related companies until August, 2004.

These transactions are basically related to services rendered to the Bank by its related parties. Article 89 of the Chilean Companies Law requires that the Bank’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market.

NOTE 17 - FEES AND INCOME FROM SERVICES

Fees and income from services and the related expenses are summarized as follows:

	Year ended December 31,
	Income			Expenses
	2004	2005	2006	2004	2005	2006
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and income from services:
Checking accounts	5,607	6,535	8,027	(17)	(25)	(23)
Commissions from collection	2,621	4,054	5,448	—	—	—
Remuneration and commissions from Mutual funds	2,520	3,991	4,354	—	—	—
Insurance brokerage	2,946	3,577	4,133	—	—	—
Credit cards	2,151	2,298	3,200	(2,300)	(2,639)	(3,635)
Commissions on credit operations	2,117	2,220	2,601	—	—	—
Letters of credit, guarantees, pledges and other contingent loans	1,699	1,705	1,476	(96)	(163)	(197)
Automatic teller cards	919	801	733	(612)	(683)	(887)
Customer services	496	494	677	(145)	(121)	(120)
Lines of credit	976	493	600	—	—	—
Commissions from stock-exchange operations	227	352	632	(44)	(138)	(65)
Collection of documents	306	317	289	(50)	(52)	(52)
Factoring operations	116	224	201	—	—	—
Commissions on sales of mortgages notes	345	142	116	(13)	(6)	(92)
Stock exchange rights	169	193	77	(49)	(48)	—
Trust and custody commissions	25	21	20	—	—	—
Other	81	144	730	(51)	(26)	(34)
Total Income (expense)	23,321	27,561	33,314	(3,377)	(3,901)	(5,105)

NOTE 18 - NON OPERATING INCOME AND EXPENSES

Non-operating income and expenses are set forth below:

	Year ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$
Non-operating income:
Gains on sales of assets received in lieu of payment previously charged-off	2,563	2,234	1,362
Recovered income tax related to properties	—	—	813
Release of reserves	89	163	108
Gain on sales of Bank premises and equipment	164	25	2
Other	96	368	321
Total non-operating income	2,912	2,790	2,606

	Year ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$
Non-operating expenses:
Goodwill amortization arising from the excess purchase price paid as aresult of the recognition of deterioration in the loan portfolio quality of inanciera Condell S.A.	1,115	612	—
Goodwill amortization arising from the acquisition of consumer division of Corfinsa	1,130	1,018	952
Goodwill amortization from investments in companies	137	136	101
Payments from collection expenses	1,407	1,560	832
Write-off of other-assets	623	582	312
Provision for pending legal proceedings	128	112	—
Other	476	88	510
Total non-operating expenses	5,016	4,108	2,707

NOTE 19 - DIRECTORS’ EXPENSES AND REMUNERATION

In the Ordinary Shareholders’ Meetings, the Bank agreed not to pay any remuneration to the Board of Directors, except to members of the Directors Committee and Audit Committee, who earned fees of MCh$174 (MCh$178 in 2005 and MCh$156 in 2004).

NOTE 20 - FOREIGN CURRENCY POSITION

The consolidated balance sheets include assets and liabilities denominated in foreign currencies which have been translated into Chilean pesos at the applicable exchange rates as of December 31, 2005 and 2006 and assets and liabilities denominated in Chilean pesos but indexed to changes in foreign currency exchange rates, detailed below:

	As of December 31, 2005			As of December 31, 2006
	Denominated in			Denominated in
	Foreign currency	Chilean Pesos	Total	Foreign currency	Chilean Pesos	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	19,489	—	19,489	30,822	—	30,822
Financial investments	129,568	—	129,568	10,720	—	10,720
Loans (including contingent loans)	438,386	26,804	465,190	472,544	25,695	498,239
Other assets	163,182	—	163,182	31,278	—	31,278
Total assets	750,625	26,804	777,429	545,364	25,695	571,059

Liabilities
Deposits	210,740	1	210,741	215,643	1	215,644
Contingent liabilities	99,988	—	99,988	117,967	—	117,967
Due to domestic banks	13,921	—	13,921	—	—	—
Due to foreign banks	223,445	—	223,445	240,129	—	240,129
Other liabilities	202,892	7,798	210,690	35,828	7,673	43,501
Total liabilities	750,986	7,799	758,785	609,567	7,674	617,241
Net assets (liabilities) in foreign currencies	(361)	19,005	18,644	(64,203)	18,021	(46,182)

NOTE 21 - INCOME TAXES AND DEFERRED TAXES

a.          Income taxes

First Category Income Tax (current expense) recorded by the Bank and its subsidiaries amounted to MCh$9,101 (MCh$5,872 in 2004 and MCh$9,533 in 2005).

Income taxes for the years ended December 31, 2004, 2005 and 2006 were a follows:

	Year ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$

Amortization of deferred tax complementary accounts	3,879	—	7
Deferred tax for the period	(5,116)	(1,422)	1,458
Price - level restatement	(184)	(212)	92
Net benefit from deferred taxes	(1,421)	(1,634)	1,557
Income tax provision—current	(5,872)	(9,533)	(9,101)
Other taxes	405	212	(94)
Net income taxes	(6,888)	(10,955)	(7,638)

b.          Deferred taxes

As described in Note 1 p), the Bank applied accounting criteria of the Technical Bulletin No. 60 issued by the Chilean Association of Accountants and its supplements. Beginning 2001, deferred taxes are recorded in accordance with Technical Bulletin No. 71, applying the income tax rate for the year in which the corresponding temporary difference is estimated to reverse.

Deferred taxes arising from temporary differences are as follows:

	As of December 31,
	2005	2006
	MCh$	MCh$

Debit differences:
Loan portfolio-overall provision	7,016	7,358
Unearned price difference	1,497	1,277
Suspended accrual of interest	812	928
Other provisions	417	470
Other	464	564
Subtotal	10,206	10,597
Balance complementary accounts	(7)	—
Net difference (Note 11 a)	10,199	10,597

Credit differences:
Fixed asset depreciation	(192)	(188)
Deferred expenses	(1,848)	(2,058)
Forward contracts	(1,266)	88
Leasing contracts	(2,053)	(2,368)
Other	(351)	(212)
Subtotal	(5,710)	(4,738)
Balance complementary accounts	—	—
Net difference (Note 11 b)	(5,710)	(4,738)

NOTE 22 - CONTINGENCIES AND COMMITMENTS

a.          Pending lawsuits:

At December 31, 2005 and 2006, there were lawsuits pending against the Group relating to loans and other matters. In the opinion of management and the Bank’s legal counsel, these lawsuits should not result in material losses for the Group.

The Fifth Criminal Court of Santiago, in the Fraud case N° 149913-7, pursuant to a criminal complaint in initial stages filed by Banco del Estado de Chile, and to which Corpbanca Corredores de Bolsa S.A. is not a party, a time deposit, N°00243145, of MCh$42.8 (historical), which Concepción S.A. Corredores de Bolsa S.A. (now Corpbanca Corredores de Bolsa S.A.) had acquired from its original beneficiary, was seized, improperly in the Company’s opinion, as it was considered physical evidence. The aforementioned time deposit is fully provisioned in the Company’s financial statements.

b.          Guarantees from operations and other liabilities:

•             CORPBANCA is entitled to transfer obligations arising from deferred customs duties related to the import of assets for lease to its clients.  These transfers require authorization from customs authorities. During 2006, CORPBANCA had transferred to its clients deferred customs duty obligations amounting to MCh$159 (MCh$509.3 in 2005).

•             At December 31, 2006, leasing contracts signed, but for which assets have not yet been delivered, amounted to MCh$7,271 (MCh$4,991 in 2005).

•             In conformity with articles 30 and 31 of Law No. 18,045 (Securities Market Law), Corpbanca Corredores de Bolsa S.A. has furnished a guarantee through Compañía de Seguros de Crédito Continental S.A. for UF 4,000, expiring on April 22, 2007. Santiago Stock Exchange has been designated as the depository and custodian of the aforementioned policy.

•             On June 19, 2006, an insurance policy of ThUS$10,000 was taken out with Chubb de Chile Compañía de Seguros Generales, in order to cover the Company in the event of any employee action that could give rise to liability. This policy, whose direct beneficiary is Corpbanca Corredores de Bolsa S.A. expires on June 19, 2007.

•             The Company keeps in the Santiago Stock Exchange debt securities worth MCh$214 to guarantee operations related to the SCL service.

•             In order to comply with the provisions of article 58 d) of Decree Law N° 251, of 1931, specifying that “in order to exercise their activity, Insurance Brokers should comply with the requirement of taking out insurance policies as determined by the Superintendency of Securities and Insurances in order to answer for proper, complete fulfillment of all obligations issuing from their activity, and especially for any damages that they may cause to their insured parties”, the Company has taken out the following policies with Chilena Consolidada Seguros Generales S.A. They come into effect on April 15, 2006 and expire on April 14, 2007.

Policy	Insurance	Insured amount
		UF

2018356	Liability	60,000
2018378	Guarantee	500

•             On June 19, 2006, the Company took out an insurance policy with Chubb de Chile Compañía de Seguros Generales S.A., in order to cover the Company in the event of any employee action that could give rise to liability. The policy is for ThUS$10,000 and it expires on June 19, 2007. Its direct beneficiary is Corpbanca Administradora General de Fondos S.A.

•             On December 23, 2005, Corpbanca Administradora General de Fondos S.A. renewed the following Guarantee Insurance Policies for General Fund Administrators in order to guarantee performance of the Administrator’s obligations with regard to the administration of third party funds and indemnity for damages resulting from non-performance thereof, in accordance with article 226 of Law No.18,045. They expire on January 10, 2007.

The details are as follows:

Policy No.	Corp Mutual Fund	Coverage in UF
017427	Full Investment	10,000
017428	Europa	10,000
017551	Eficiencia	19,000
017552	Más Ingreso	10,000
017553	Acciones	15,000
017554	Selecto	16,200
017555	Más Futuro	12,240
017556	Latinoamérica	10,000
017545	Emerging Markets	10,000
017544	Global Investment	10,000
017546	Más Valor	10,000
017547	Oportunidad	45,000
017548	Asia	10,000
017549	Technocom	10,000
017550	Commodities	10,000
017557	USA	10,000
017558	Biotech	10,000
017559	Dólar	10,000

The aforementioned policies were taken out with Compañía de Seguros Mapfre Garantías y Crédito S.A.

Corpbanca is the representative of the beneficiaries of the guarantee on the above Funds.

c.        Commitments and responsibilities recorded in memorandum accounts:

At December 31, 2005 and 2006, the Bank had recorded the following commitments and responsibilities in memorandum accounts:

	As of December 31,
	2005	2006
	MCh$	MCh$

Loans approved but not disbursed	172,646	166,351

The above detail represents only significant balances.  Contingent loans and liabilities are presented in the balance sheet.

d.        Financial guarantees

In the ordinary course of our business we enter into various financial guarantees. The Bank expects most of its financial guarantees to expire unused. The majority of the Bank’s financial guarantees are commercial letters of credit. Under Chilean GAAP, certain guarantees and commercial letters of credit are reported as an asset and a liability as mentioned in notes 6 and 11c. The Bank’s other financial guarantees in the form of performance bonds are summarized as follows:

	Maximum potential amount of future payments
	As of December 31,
			Less than	1 to 3	3 to 5	After 5	No stated
	2005	2006	one year	years	years	years	maturity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Guarantees:
Performance bonds to customers included in the balance sheet	168,394	220,460	173,887	26,544	2,422	25	17,582

Guarantees in the form of performance bonds are issued in connection with agreements made by customers to counterparties. If the customer fails to comply with the agreement, the counterparty may enforce the performance bond as a remedy. Credit risk arises from the possibility that the customer may not be able to repay the bank for performance bonds. To mitigate credit risk, the bank generally determines the need for specific covenant, guarantee and collateral requirements on a case by case, depending on the nature of the financial instrument and the customer’s credit worthiness.

NOTE 23 - FIDUCIARY ACTIVITIES

The following items are recorded in memorandum accounts and represent fiduciary safekeeping and custody services:

	As of December 31,
	2005	2006
	MCh$	MCh$

Securities held in safe custody	543,683	537,216
Amounts to be collected on behalf of local third parties	9,911	8,395
Amounts to be collected on behalf of foreign third parties	9,137	20,299
Total	562,731	565,910

NOTE 24 - PRICE-LEVEL RESTATEMENT

The price-level restatement loss is determined by restating the following non-monetary assets, liabilities and equity:

	Year ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$

Restatement of non monetary accounts based on Consumer Price Index:
Bank premises and equipment	782	1,204	691
Investments in other companies	35	57	33
Other non-monetary assets and liabilities	546	563	298
Shareholders’ equity	(8,188)	(12,602)	(8,030)
Net price-level restatement loss	(6,825)	(10,778)	(7,008)

NOTE 25 - SUBSEQUENT EVENTS

A new dividend policy was established at the Ordinary Shareholders’ Meeting held in February, 2007. The new policy consists of distributing at least 50% of the prior year’s net income and retaining the remaining amount in “Other reserves”. In addition, the shareholders’ agreed to distribute 75% of 2006 net income and retained the remaining 25% in “Other reserves”.

Between December 31, 2006 and the date of the publication of these financial statements, no significant subsequent event exists that could materially affect these financial statements.

NOTE 26 - INCOME STATEMENTS, BALANCE SHEETS AND STATEMENTS OF CASH FLOWS (SEC FORMAT)

The presentation of the financial statements prepared in accordance with Chilean GAAP differs significantly from the format required by the SEC under Rules 210.9-01 to 210.9-07 of Regulation S-X (“Article 9”). The Chilean GAAP financial statements set forth below have been restated in constant Chilean pesos of December 31, 2006 purchasing power using the adjustment factor arising from the CPI and are shown in accordance with the format required by Article 9.

The principal reclassifications and adjustments which were made to the basic Chilean GAAP financial statements in order to present them in the Article 9 format are as follows:

a.          Elimination of contingent assets and liabilities from the balance sheet

In accordance with Chilean GAAP, the Bank recognizes rights and obligations with respect to contingent loans as contingent assets and liabilities. Contingent liabilities consist of open, unused and standby letters of credit, together with guarantees by the Bank in Chilean peso, UF and foreign currencies (principally U.S. dollars). The liabilities represent the Bank’s obligations under such agreements.  Under U.S. GAAP, such contingent amounts are not recognized on the consolidated balance sheets but are disclosed in the notes to the financial statements. The elimination was included in the consolidated balance sheets included below.

b.          Presentation of goodwill

Under U.S. GAAP, goodwill should be presented as a separate caption in the balance sheets while under Chilean GAAP goodwill amortization and the  unamortized balance is presented as part of non-operating expenses and other expenses in the consolidated income statements and in other assets in the consolidated balance sheets. Goodwill amortization and the unamortized balance has been reclassified in a separate caption in the consolidated income statements and balance sheets below.

Under U.S. GAAP, goodwill are no longer amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to at least an annual impairment review.

c.          Comprehensive income

In accordance with SFAS No. 130, “Reporting Comprehensive Income”, the Bank is required to report and display comprehensive income and its components in a full set of general purpose financial statements. “Comprehensive income” is defined in this statement as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes net income and other comprehensive income (revenues, expenses, gains and losses) that under U.S. GAAP are reported in a separate component of shareholders’ equity. The changes in other comprehensive income which are related to movements in fair value of available for sale securities are included in the consolidated income statements below.

d.          Reclassification of deferred taxes

Under Chilean GAAP deferred tax assets and liabilities are not netted in the balance sheets. This reclassification is included in the consolidated balance sheets below.

e.          Accrued interest and indexation adjustments

Accrued interest and indexation adjustments are presented with the related principal amounts of loans as indicated in Note 1 d) to the financial statements. Under U.S. GAAP, accrued interest and indexation adjustments would be separately presented in the consolidated balance sheets. Such disclosure is not provided by the bank under Chilean GAAP and therefore it cannot be obtained.

f.            Presentation of cash flows

Under Chilean GAAP, the cash flow has been prepared in accordance with Technical Bulletin N° 65 of the Chilean Association of Accountants, which does not differ significantly from U.S. GAAP, except for changes in other assets and liabilities such as other receivables, prepaid assets and accruals for salaries and vacations should be presented as cash flows from operating activities. Additionally, the non-cash movements related to assets received in lieu of payments are not reported as supplemental information under Chilean GAAP, as usually required under U.S. GAAP. This reclassification and the disclosure of non-cash activity are included in the consolidated statements of cash flows below.

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

	Year ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$

Interest income
Interest and fees on loans	165,433	207,286	230,601
Interest on investments	32,845	45,233	15,873
Interest on deposits with banks	652	1,083	572
Interest on investments under agreements to resell	236	280	495
Total interest income	199,166	253,882	247,541

Interest expense
Interest on deposits	(42,687)	(85,613)	(93,339)
Interest on securities sold under agreements to repurchase	(9,465)	(12,195)	(11,352)
Interest on other borrowed funds	(2,030)	(2,589)	(3,799)
Interest on long-term debt	(29,085)	(32,267)	(30,126)
Price-level restatement	(6,825)	(10,778)	(7,008)
Total interest expense	(90,092)	(143,442)	(145,624)

Net interest income	109,074	110,440	101,917
Provision for loan losses	(15,397)	(11,341)	(13,423)
Net interest income after provision for loan losses	93,677	99,099	88,494

Other income
Fees and commissions	16,694	19,725	23,432
Brokerage and securities income	3,249	3,936	4,777
Gain on investment activities	13,250	12,158	7,004
Net gains (losses) on foreign exchange	1,335	(368)	302
Other revenue	6,801	8,381	3,838
Total other income	41,329	43,832	39,353

Other expenses
Salaries	(35,089)	(38,017)	(40,933)
Net premises and equipment expenses	(4,038)	(6,013)	(5,975)
Goodwill amortization	(4,349)	(3,727)	(2,956)
Administration expenses	(16,009)	(16,403)	(18,128)
Other expenses	(14,933)	(14,078)	(13,926)
Total other expenses	(74,418)	(78,238)	(81,918)
Income before income taxes	60,588	64,693	45,929
Income taxes expenses	(6,888)	(10,955)	(6,825)
Net income	53,700	53,738	39,104
Other Comprehensive income (loss)	4,156	(8,640)	5,511
Comprehensive income	57,856	45,098	44,615
Net income per share of common stock	0.24	0.24	0.17
Weighted average number of outstanding common shares (in thousands)	226,909,291	226,909,291	226,909,291

Consolidated Balance Sheets

The following consolidated balance sheets as of December 31, 2005 and 2006 have been prepared in accordance with Chilean GAAP, and are presented in accordance with the requirements of Article 9, except for the inclusion of price-level restatement permitted under item 18 of Form 20-F.

	December 31,
	2005	2006
	MCh$	MCh$
ASSETS
Cash and due from banks	66,828	69,739
Interest bearing deposits in other banks	8,334	12,438
Cash and cash equivalents	75,162	82,177

Investments:
Trading	—	124,398
Available for sale	423,150	28,009
Held to maturity	—	—
Investments purchased under agreements to resell	6,712	6,137
Investments	429,862	158,544

Loans	2,733,602	3,105,361
Unearned income	(56,825)	(54,885)
Allowance for loan losses	(45,267)	(46,524)
Loans, net	2,631,510	3,003,952

Premises and equipment, net	32,562	32,272
Goodwill	6,354	3,398
Derivatives	8,066	4,452
Other assets	108,710	124,941
Total assets	3,292,226	3,409,736

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Non-interest bearing	212,601	281,511
Interest bearing	1,758,582	1,695,748
Total deposits	1,971,183	1,977,259

Short-term borrowings	74,113	77,483
Securities sold under agreements to repurchase	64,760	54,876
Derivatives	544	4,941
Other liabilities	46,021	70,532
Long-term debt	719,521	791,396
Total liabilities	904,959	999,228

Commitments and contingencies	—	—

Shareholders’ equity
Common stock (no par value 226,909 million shares issued and outstanding)
Common stock - paid-in capital	292,736	292,736
Retained earnings	128,688	140,233
Accumulated other comprehensive income (loss)	(5,340)	280
Total shareholders’ equity	416,084	433,249
Total liabilities and shareholders’ equity	3,292,226	3,409,736

Consolidated Statements of Cash Flows

The following condensed consolidated statements of cash flows have been prepared in accordance with Chilean GAAP, and are presented in accordance with the requirements of Article 9, except for the inclusion of price-level restatement permitted under item 18 of Form 20-F.

	Year ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$

Net cash provided by operating activities	139,945	58,606	89,731
Net cash used in investing activities	(442,801)	(284,670)	(183,295)
Net cash provided by financing activities	346,949	136,726	102,062
NET CASH FLOW	44,093	(89,338)	8,498
INFLATION EFFECT ON CASH AND CASH EQUIVALENTS	(1,324)	(3,263)	(1,483)
NET INCREASE IN CASH AND CASH EQUIVALENTS	42,769	(92,601)	7,015
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	124,994	167,763	75,162
CASH AND CASH EQUIVALENTS AT END OF YEAR	167,763	75,162	82,177

SUPPLEMENTAL CASH FLOW INFORMATION:
Non cash movements (Assets received in lieu of payments)	3,528	3,361	2,220

NOTE 27 - DIFFERENCES BETWEEN CHILEAN AND U.S. GAAP

Accounting principles generally accepted in Chile and accounting principles of the Chilean Superintendency of Banks (collectively, “Chilean GAAP”), differ in certain important respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).  Such differences involve certain methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.

References below to “SFAS” are to Statements of Financial Accounting Standards in the United States of America.

1.         Differences in measurement methods

Set forth below is a description of the significant differences between Chilean GAAP and U.S. GAAP as they relate to the Bank.

The cumulative inflation rate in Chile as measured by the Consumer Price Index (CPI) for the three-year period ended December 31, 2006 was approximately 8.2%. Chilean GAAP requires that financial statements of banks be restated to reflect the total effect of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entity. The method, described in Note 1 c), is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements.

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

The effect of accounting for net loan origination fees, net of the capitalized direct costs, in accordance with U.S. GAAP is included in the reconciliation of the net income in paragraph (m) below.  Effective January 1, 2000, and in accordance with Circular No. 3,029 of the Chilean Superintendency of Banks dated October 27, 1999, loan origination fees under Chilean GAAP are recognized over the term of the related loan as an adjustment to yield which is similar to U.S. GAAP. However, such treatment is not necessary if deemed to be immaterial for Chilean GAAP.

b.          Income taxes

Effective January 1, 1999, and in accordance with a newly published accounting standard under Chilean GAAP, the Bank was required to record deferred tax assets and liabilities based on the liability method, with deferred tax assets and liabilities established for temporary differences between the financial reporting basis and the tax basis of the Bank’s assets and liabilities at enacted tax rates expected to be in effect when such amounts would be realized.  As a transitional provision to reduce the impact of adoption of this standard, the Bank was permitted to record a contra (“complementary”) asset or liability as of the date of implementation of the new accounting standard, January 1, 1999, related to the recording of deferred income taxes related to prior years. These complementary assets and liabilities are to be recognized in income over the estimated period of their reversal.

These complementary assets and liabilities are to be amortized over the estimated period of reversal of the temporary differences that generate the future income tax asset or liability. Material amounts of these complementary assets and liabilities were amortized as of December 31, 2004. As of December 31, 2006, all complementary assets and liabilities have been fully amortized.

Under SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), income taxes are recognized using the asset and liability method which is similar to Chilean GAAP. The effects of recording deferred income taxes related to certain adjustments to U.S. GAAP and the elimination of the complementary assets and liabilities and their respective amortization are included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (m) below. Additional disclosures required under SFAS 109 are provided in Note 27 2b.

c.          Mandatory dividend

As required by Chile’s General Banking Law, unless otherwise decided by a two-thirds vote of the issued and subscribed shares, the Bank must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, or a higher legally binding commitment (above the aforementioned 30%), should such commitment exist , or unless and except to the extent the Bank has unabsorbed prior year losses. Previously,  the dividend policy consisted of distributing 50% of the net income of each year and retaining the remaining 50% in “Other reserves”. A new dividend policy was established at the Ordinary Shareholders’ Meeting held in February, 2007. The new policy consists of distributing at least 50% of the prior year’s net income and retaining the remaining amount in “Other reserves”. In addition, the shareholders’ agreed to distribute 75% of 2006 net income and retain the remaining 25% in “Other reserves”.

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

d.          Investment securities

Prior to January 1, 2006, the Bank recorded investments in financial instruments with a secondary market at market value in accordance with specific instructions of the Chilean Superintendency of Banks.  This required the recognition of the market value adjustments to be recorded against income for the year, unless permanent investments are involved, in which case, under certain limitations, the aforementioned adjustments can be made directly against equity in “Fluctuations in value of financial investments”. Investment securities maintained by the Bank’s subsidiaries are carried at the lower of price-level restated cost or market value.

Effective January 1, 2006, through circular No. 3,345 and related amendments, the Chilean Superintendency of Banks established new rules for the classification and accounting treatment of financial instruments, summarized as follows:

i. Trading Instruments - Instruments for trading are securities acquired for which the Bank has the intent to generate earnings from short-term price fluctuations or through brokerage margins, or that are included in a portfolio created for such purposes. Instruments for trading are valued at their fair value according to market prices on the closing date of the balance sheet.

ii. Investment Instruments - Investment instruments are classified into two categories: Held-to-maturity investments and Instruments available-for-sale. Held-to-maturity investments only include those instruments for which the Bank has the intent and ability to hold-to-maturity. Investment instruments not classified as held-to-maturity or trading are considered to be available-for-sale. Investment instruments are recognized initially at cost, which includes transaction costs.

Held to maturity investments are valued at amortized cost. The Bank does not have investments classified in this category. Available for sale investments are valued at each subsequent period-end at their fair value according to market prices or valuations obtained by using models. These mark-to-market adjustments are recorded directly in a separate component of shareholders’ equity.

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

•               Debt and marketable equity securities not classified as either held—to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Prior to January 1, 2006, the Bank determined that under U.S. GAAP, its investments should be classified as  “available-for-sale”. Under Chilean GAAP, the unrealized holding gains (losses) related to investments classified as permanent were included in equity, which does not differ from the treatment “available-for-sale” under U.S. GAAP. The effect of recording the market value adjustment for investments stated at the lower of price-level restated cost or market value, consistent with the valuation criteria of certain subsidiaries of the Bank, and the reclassification of market value adjustment to the Investment portfolio defined as “non-permanent” for Chilean GAAP purposes from net income to shareholders’ equity is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (m) below.

According to the new rules issued by the Chilean Superintendency of Banks and the Bank’s adoption and implementation of the new classification and accounting treatment, the Bank has determined that there are no material differences between Chilean GAAP and U.S. GAAP commencing on January 1, 2006.

e.          Other than temporary impairment of available-for-sale securities

Prior to January 1, 2006, Chilean GAAP did not require an evaluation of marketable securities in order to determine other than temporary impairment. Beginning on January 1, 2006,  Chilean GAAP requires an impairment evaluation of marketable securities when they are considered to be other than temporarily impaired, based on whether or not the decline in fair value is judged to be other than temporary. In such circumstances, the cost basis of the security is written down to fair value and the amount written down is charged against income regardless of the category to which it has been assigned. The impairment is not considered as having established a new cost basis for the security and therefore, under certain conditions, recovery up to the extent of the initial cost basis may be recorded.  Chilean GAAP does not require to report foreign exchange differences in the unrealized gains/losses on available-for-sale securities in equity. The portion related to foreign exchange gain (loss) is recorded directly in income.

Under U.S. GAAP, SFAS 115 requires that the Bank determines for individual securities classified as available for sale whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is included in earnings (that is, accounted for as a realized loss).  The new cost basis does not change when subsequent recoveries in fair value occur. Subsequent increases in the fair value of available for sale securities are included in other comprehensive income and subsequent decreases in fair value, if not an other than temporary impairment, also are included in the other comprehensive income.

The Bank reviewed securities with unrealized losses as of December 31, 2004 and 2006, and concluded that there was no other than temporary impairment as of any one of these dates. This review consisted of evaluating the economic reasons for the decline, credit rating of the issuers of the securities and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Most of the securities that have unrealized losses as of December 31, 2006 have been in a continuous unrealized loss position for less than one year.

At December 31, 2005, the Bank considered that the continued devaluation of the U.S. Dollar relative to the Chilean peso was an indication of other-than-temporary impairment. As a result, an impairment of MCh$16,855 for U.S. GAAP was recognized for unrealized losses related to U.S. Dollar denominated debt securities, classified as available-for-sale. At December 31, 2006, the Bank recovered under Chilean GAAP MCh$193 gains on available-for-sale securities due to the appreciation of the U.S. dollar relative to the Chilean peso. Under U.S. GAAP these gains are included in “Adjustment to market value” below, under other comprehensive income. This adjustment is included in the reconciliation of consolidated net income in paragraph (m) below.

The carrying value and market value of debt securities available-for-sale as of December 31, 2005 and 2006 are as follows:

		Adjustment to market value
	Cost as of December 31, 2005	Gross Unrealized Gains	Gross Unrealized Losses (1)	Estimated fair value as of December 31, 2005
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank	23,634	201	(291)	23,544
Tesorería General de la Republica or other government entities	163	—	—	163
Chilean financial institutions	220,113	262	(3,359)	217,016
Other Chilean investments	81,184	318	(2,160)	79,342
Investments abroad	103,276	212	(403)	103,085
Total	428,370	993	(6,213)	423,150

		Adjustment to market value
	Cost as of December 31, 2006	Gross Unrealized Gains	Gross Unrealized Losses (1)	Estimated fair value as of December 31, 2006
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank	—	—	—	—
Tesorería General de la Republica or other government entities	—	—	—	—
Chilean financial institutions	17,009	2	(4)	17,007
Other Chilean investments	5,881	377		6,258
Investments abroad	4,645	99		4,744
Total	27,535	478	(4)	28,009

(1)     Investments with unrealized losses are disclosed and segregated in accordance with paragraph 21 of EITF 03-01. The unrealized losses were caused by adverse movements in interest rates. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Bank has the ability and intent to hold these investment until a recovery of fair value, which may be maturity, the bank does not consider these investments to be other than temporarily impaired as of December 31, 2005 or 2006.

The following table represents the unrealized losses and fair value of investments on hand at December 31, 2006 not classified as other than temporarily impaired:

	Less than 12 months			12 months or more			Total
	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Local financial institutions	5,005	5,001	(4)	—	—	—	5,005	5,001	(4)
	5,005	5,001	(4)	—	—	—	5,005	5,001	(4)

As of December 31, 2005 there was MCh$62,790 of securities pledged as collateral under repurchase agreements. There were no securities pledged as collateral under repurchase agreements as of December 31, 2006.

f.            Investments in other companies

Under Chilean GAAP, certain long-term investments in which the Bank owns less than 20% of the outstanding shares have been recorded using the equity method. Under U.S. GAAP, those investments generally would have been recorded at cost. The effect of accounting for these investments in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (m) below.

g.         Derivative financial instruments

Prior to January 1, 2006, Chilean GAAP required the Bank to account for forward contracts between foreign currencies and U.S. dollars at fair value with realized and unrealized gains and losses recognized in income.  Forward contracts between the U.S. dollar and the Chilean peso or U.F. were valued at the closing spot exchange rate at each balance sheet date with the initial discount or premium being amortized over the life of the contract. The Bank’s interest rate and cross-currency swap agreements were treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, was accrued and recorded in net income in the period that such differences originated.

Effective January 1, 2006, through circular No. 3,345 and related amendments, the Chilean Superintendency of Banks established new rules for the accounting treatment of certain derivative instruments and hedges of financial assets. Financial instruments which meet the definition of a “derivative” such as forwards in foreign currency, U.F., interest rate futures currency and interest rate swaps, currency and interest rate options and others, are initially recognized on the balance sheet at cost (including transaction fees) and, at subsequent period ends, at their fair value. The fair value is obtained from market quotes, discounted cash flow models and option valuation models, as applicable.

When a derivative contract is signed, it must be designated by the Bank as a trading contract or a hedge. Any changes in the fair value of trading financial derivative contracts are recorded in income under “Gains from trading activities” or “Losses from trading activities”, as applicable. If the derivative is classified as a hedge, it may be: (1) a fair value hedge, or (2) a cash flow hedge. To qualify as a hedge for accounting purposes, the instruments must comply with all the following conditions: (a) hedging must be formally documented at initiation; (b) hedging is expected to be highly effective; (c) the efficiency of the hedge can be measured reasonably; and (d) hedging is highly effective with regard to the risk hedged, continuously throughout its lifetime.

Under U.S. GAAP, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (collectively “SFAS 133”), which establishes comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities would have been used to record the accounting impact of the above-mentioned financial instruments.  The standard requires that all derivative instruments meeting the definition included in SFAS 133 be recorded in the balance sheet at fair value and the changes in income statement.  Financial instruments may be designated as “hedges” under SFAS 133 and the accounting for the changes in the fair value of the hedged item and in the hedging instrument may differ depending on the type of hedge designated.

The Bank does not maintain financial derivative contracts that under Chilean and U.S. GAAP qualify for hedge accounting.  Therefore changes in the respective fair values of all derivative instruments are reported in earnings.

Prior to January 1, 2006, the Bank has included an adjustment to account for the difference in the accounting treatment of financial derivative contracts between Chilean and U.S. GAAP which is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (m) below.

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

i.            Assets received in lieu of payment

As instructed by the Chilean Superintendency of Banks, assets received in lieu of payment related to lending transactions and assets recovered from leasing contracts, are carried at price-level restated cost which is deemed to be the carrying value of the related loan. If the total fair value of these assets is lower than the carrying amount, a valuation allowance is recorded. This is calculated on the assets as a group, except for leasing which is calculated on an individual basis. Additionally, assets that have not been sold within one year of the foreclosure date are written-off.

Under U.S. GAAP, assets received in lieu of payment are initially recorded at fair value less any estimated sales costs estimated at the date of foreclosure, on an individual asset basis and limited to the carrying amount of the related loan or lease receivable. Subsequent to foreclosure, valuations should be periodically performed to record any impairment.

The Bank recorded in the consolidated statement of income MCh$3,627 and MCh$1,943 during 2005 and 2006 to establish allowances for these assets. The Bank believes that the current allowances are consistent with the decrease in value of the assets received in lieu of payment.

Based on the analysis performed, the Bank believes that there is no significant difference between the amount of the Assets received in lieu of payment recorded for Chilean and U.S. GAAP.

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

Management believes that there is no difference between the methodology it uses for Chilean GAAP to determine its allowance for loan losses and the process required by SFAS 114 and SFAS 5. Accordingly, there is no significant difference between the allowance for loan losses for Chilean GAAP and the amount that would be determined in accordance with U.S. GAAP as of December 31, 2005 and 2006. The following table sets forth the additional disclosure required by U.S. GAAP.

	December 31,
	2005	2006
	MCh$	MCh$
Impaired loans with an allowance	61,435	60,307
Impaired loans without an allowance	—	—
Allowance for impaired loans	(2,683)	(2,357)
Average balance for impaired loans for the year	60,632	60,871

k.             Interest recognition on non-accrual loans

The Bank suspends the accrual of interest on loans on the first day that such loans are overdue.  Previously accrued but uncollected interest on overdue loans is not reversed at the time the loan ceases to accrue interest. Under U.S. GAAP, recognition of interest on loans is generally discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. As a general practice, this occurs when loans are 90 days or more overdue. Any accrued but uncollected interest is reversed against interest income at that time.

In addition, under Chilean GAAP any payment received on overdue loans is applied to reduce the recorded balance of accrued interest receivable, if any, and thereafter is recognized as income to the extent of interest earned but not recorded.  Any remaining amount is then applied to reduce the outstanding principal balance. Under U.S. GAAP, any payment received on loans when the collectibility of the principal is in doubt is treated as a reduction of the outstanding principal balance of the loan until such doubt is removed. The effect of the difference in interest recognition on non accrual loans is not material to the Bank’s financial position or results of its operations

l.            Charge-offs and recoveries of loans previously charged-off

As discussed in Note 1 n. of these financial statements, under Chilean GAAP the Bank charges off loans when collection efforts have been exhausted.  Under the rules and regulations established by the Chilean Superintendency of Banks, charge-offs must be made within the following maximum prescribed limits:

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

m.      Effects of conforming to U.S. GAAP

The following is a reconciliation of consolidated net income under Chilean GAAP to consolidated net income determined in accordance with U.S. GAAP. It also includes the adjustments to the movement in Other Comprehensive Income:

	For the years ended (*)
	2004	2005	2006
	MCh$	MCh$	MCh$
Net income in accordance with Chilean GAAP	53,700	53,738	39,104
Loan origination fees and costs (par. 27.1. a)	42	(61)	11
Deferred income taxes (par. 27.1. b)	(4,742)	(182)	11
Investment securities (par. 27.1. d)	9,219	3,908	(370)
Other than temporary impairment (par.27.1.e)	—	(16,855)	—
Investments in other companies (par. 27.1. f)	(13)	(7)	(92)
Derivative financial instruments (par. 27.1. g)	(531)	1,175	105
Business combinations (par.27.1.h)	4,349	3,727	2,956
Net income in accordance with U.S. GAAP	62,024	45,443	41,725
Other comprehensive income (loss) for available for sale securities net of deferred taxes for an amount of MCh$794, MCh$(178) and MCh$(970) in 2004, 2005 and 2006, respectively.	(3,876)	868	4,726
Comprehensive income in accordance with U.S. GAAP	58,148	46,311	46,451

Accumulated other comprehensive income (loss) net of deferred taxes amounted to MCh$(5,201), MCh$(4,333) and MCh$393 as of December 31, 2004, 2005 and 2006, respectively.

The following is a reconciliation of consolidated shareholders’ equity under Chilean GAAP and under U.S. GAAP:

	For the years ended (*)
	2005	2006
	MCh$	MCh$
Shareholders’ equity in accordance with Chilean GAAP	416,084	433,249
Loan origination fees and costs (par. 27.1. a)	(325)	(314)
Deferred income taxes (par. 27.1. b)	92	103
Deferred income taxes on investments under FAS 115	—	(970)
Accrual for mandatory dividends (par. 27.1. c)	(26,869)	(29,328)
Investment securities (par. 27.1. d)	210	—
Investments in other companies (par. 27.1. f)	1,684	1,592
Derivative financial instruments (par. 27.1. g)	(710)	—
Business combinations (par.27.1.h)	(6,354)	(3,398)
Shareholders’ equity in accordance with U.S. GAAP	383,812	400,934

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the years ended December 31, 2005 and 2006:

MCh$ (*)
Balance at December 31, 2004	364,506
Monetary indexation of dividends paid	(136)
Minimum dividend at year end required by law	(26,869)
Other comprehensive loss for the year	868
Net income for the year	45,443

Balance at December 31, 2005	383,812
Monetary indexation of dividends paid	(1)
Minimum dividend at year end required by law	(29,328)
Other comprehensive loss for the year	4,726
Net income for the year	41,725

Balance at December 31, 2006	400,934

(*)    For comparative purposes the amounts for periods ended December 31, 2004 and December 31, 2005, have been restated in Chilean pesos of general purchasing power as of December 31, 2006 (“constant pesos”).

2.       Additional disclosure requirements

a.          Earnings per share

The disclosure of basic earnings per share and weighted average number of shares outstanding is not required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP.

	2004	2005	2006
Basic and diluted earnings per share-U.S. GAAP (1)	0.273	0.200	0.184
Basic and diluted earnings per share-Chile GAAP (1)	0.237	0.237	0.172
Weighted average number of shares outstanding (in thousands)	226,909,291	226,909,291	226,909,291

(1)  Basic earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. There are no potentially dilutive effects on the earnings of the Bank as it had not issued convertible debt or equity securities.

b.          Income taxes

The provision for income taxes charged to income is as follows:

	For the years ended
	2004	2005	2006
	MCh$	MCh$	MCh$
Income tax provision-current under Chilean GAAP	(5,872)	(9,533)	(9,101)
Other taxes (expense) benefits under Chilean GAAP	405	212	(94)
Effect of deferred income taxes under Chilean GAAP	(1,421)	(1,634)	1,557
U.S. GAAP Adjustments:

Reclassification of recovered income tax for U.S. GAAP(1)	—	—	813
Deferred tax for effect of U.S. GAAP adjustments	(4,742)	(182)	11
Income tax expense under U.S. GAAP	(11,630)	(11,137)	(6,814)

(1)  Reclassification from “Other Income” in Chile GAAP to “Income tax expense” (as a credit) in U.S. GAAP given that it represents the recovery of a benefit for Chilean income tax return deductions.

Accumulated other comprehensive income is net of deferred tax asset of MCh$1,066, MCh$888, MCh$(82) as of December 31, 2004, 2005, and 2006, respectively.

Deferred tax assets (liabilities) under U.S. GAAP are summarized as follows:

	For the years ended
	2005	2006
	MCh$	MCh$

Temporary differences
Loan portfolio-overall provision	7,016	7,358
Unearned price difference	1,497	1,277
Forward exchange contracts - fair value adjustment	120	191
Suspended accrual of interest	812	928
Other provisions	417	470
Other	464	564
Total deferred tax assets	10,326	10,788

Credit differences:
Fixed asset depreciation	(192)	(188)
Deferred expenses	(1,848)	(2,058)
Forward contracts	(1,266)	—
Leasing contracts	(2,053)	(2,368)
Other	(351)	(212)
Investment portfolio	(36)	(970)
Total deferred tax liabilities	(5,746)	(5,796)
Net deferred tax assets	4,580	4,992

The provision (benefit) for income taxes under U.S. GAAP differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pre-tax income as a result of the following differences:

	For the years ended
	2004		2005		2006
	MCh$	%	MCh$	%	MCh$	%

At statutory Chilean income tax rate	(12,521)	17.0	(9,619)	17.0	(8,252)	17.0
Decrease (increase) in rates resulting from:
Non-taxable income	—	—	—	—	—	—

Reclassification of recovered income tax for U.S. GAAP(1)	—	—	—	—	813	(1.7)
Other	891	(1.2)	(1,518)	2.7	625	(1.3)
At effective tax rate	(11,630)	15.8	(11,137)	19.7	(6,814)	14.0

(1)  Reclassification from “Other Income” in Chile GAAP to “Income tax expense” (as a credit) in U.S. GAAP given that it represents the recovery of a benefit for Chilean income tax return deductions.

c.          Investment securities

SFAS 115 requires additional disclosures for investments classified as available-for-sale. Realized gains and losses are determined using the proceeds from sales less the cost of the specific investment sold. SFAS 115 also requires disclosure of the carrying value and market value of securities available-for-sale, which are disclosed in Note 27.1.e. a maturity schedule for debt securities and the proceeds on sale and related gross gains and losses realized on the sale of available-for-sale securities.

 In 2004, proceeds from sales of securities available for sale were MCh$8,462,897 with gross realized gains of MCh$22,490 and gross realized losses of MCh$11,732. In 2005, proceeds from sales of securities available for sale were MCh$11,299,037 with gross realized gains of MCh$21,945 and gross realized losses of MCh$9,786. In 2006, proceeds from sales of securities available for sale were MCh$192,531 with gross realized gains of MCh$1,364 and gross realized losses of MCh$2,989.

The amortized cost and fair value of securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Amortized cost	Fair value
	MCh$	MCh$

Due in one year or less	707	738
Due after one year through five years	19,427	19,534
Due after five years through ten years	5,715	5,974
Due after ten years	1,686	1,763
Total	27,535	28,009

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

e.          Future minimum operating lease payments

SFAS 13 requires additional disclosures for the future minimum lease payments, which are as follows:

As of December 31,
2006
MCh$

Due within one year	2,864
Due after one years but within three years	5,160
Due after three years but within five years	4,178
Due after five years	19,952
Total future minimum operating lease payments	32,154

A majority of the leases provide for the payment of taxes, maintenance, insurance, and certain other expenses applicable to the leased premises. Many of the leases contain renewal provisions.

Rent expense for 2004, 2005 and 2006 was MCh$1,398, MCh$1,471, and MCh$2,088 respectively.

f.            Estimated Fair Value of Financial Instruments

The estimated fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For those financial instruments with no quoted market prices available, fair values have been estimated using discounted expected future cash flows or other valuation techniques. These techniques are inherently subjective and are significantly affected by the assumptions used, including the discount rates, estimates of future cash flows and prepayment assumptions. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments.

In addition, the estimated fair values presented below do not attempt to estimate the value of the Bank’s revenue generating businesses and anticipated future business activities, and therefore do not represent the Bank’s value as a going concern.

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

Cash and due from banks  The book value of cash and due from banks approximates its estimated fair value due to the short-term nature of these instruments.

Financial investments and investments under agreements to repurchase The estimated fair value of these financial instruments was determined by using quoted market prices, market prices of financial instruments with similar characteristics or valuation models. Investments under agreements to repurchase which mature in less than one year are considered to have a fair value which is not materially different from their book value.

Loans For floating-rate loans that reprice frequently and have no significant change in credit risk, estimated fair values are based on book values. The estimated fair-values for certain mortgage loans, credit card loans, and other consumer loans are based on quoted market prices of similar loans, adjusted for differences in loan characteristics. Fair values of commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits The fair value disclosed for non-interest bearing deposits and savings accounts is the amount payable at the reporting date and, as a result, is equal to the carrying amount. Fair value for time deposits is estimated using a discounted cash flow calculation that applies interest rates currently offered to a schedule of aggregated expected monthly maturities on time deposits. The value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

Chilean Central Bank borrowings, Mortgage finance bonds and Other borrowings The fair value of these financial instruments is estimated using discounted cash flow analyses based on the Bank’s current borrowing rates for similar types of borrowing arrangements with similar remaining maturities.

Derivative instruments The estimated fair value of derivative contracts was determined by using quoted market prices of financial instruments with similar characteristics and valuation models.

The estimated fair values of financial instruments are as follows:

	As of December 31
	2005		2006
		Estimated		Estimated
	Book value	fair value	Book value	fair value
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	75,162	75,162	82,177	82,177
Financial Investments	429,862	430,029	158,544	158,544
Loans	2,862,805	2,938,718	3,285,300	3,286,939
Derivative financial instruments	8,066	7,424	4,452	4,452

Liabilities
Deposits	1,971,183	1,968,611	1,977,259	1,974,773
Chilean Central Bank borrowings	3	3	32,034	32,034
Investments under agreements to repurchase	64,760	64,760	54,876	54,876
Mortgage finance bonds	298,885	310,531	334,920	331,053
Other borrowings	493,884	488,178	498,066	502,383
Derivative financial instruments	544	501	4,941	4,941

g.   Segment information

SFAS No. 131 “Disclosure about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments and related enterprise-wide disclosures. Operating segments are defined as components of an enterprise about which discrete financial information is available that is regularly used by the chief operating decision making group in deciding how to allocate resources and assess performance, and which components engage in business activities from which they may earn revenues or incur expenses.

Our business is primarily situated in the domestic market and has strategically aligned its operations into four divisions composed of six reporting segments based on its market segmentation and the needs of its clients and trading partners. The six reporting business segments are Large Companies and Corporate, Companies, Traditional and Private Banking, Lower Income Retail Banking, Treasury and International, and Non-banking Financial Services. We manage these reporting segments using an internal profitability reporting system.  Management reviews their segments on the basis of gross operational margin and only uses average balances to evaluate performance and allocate resources.

Descriptions of each business segment are as follows:

•             Commercial Banking:

•             Large Companies and Corporate, includes a full range of financial products and services for  companies with annual sales in excess of US$10 million. Financial products include commercial loans, working capital lines of credit, trade financing, payment services and short-term and other deposits.

•             Companies, includes a full range of financial products and services to companies with annual sales of less than US$10 million. Leasing and factoring have been included in this business segment.

•             Retail Banking:

•             Traditional and Private Banking offers, among others, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income segments.

•             Lower Income Retail Banking offers, among others, consumer loans, credit cards and mortgage loans to the traditionally underserved low-to-middle income segments..

•             Treasury and International:

•             Primarily includes our treasury activities such as financial management, funding and liquidity as well as our international business.

•             Non-Banking Financial Services:

•             These are services performed by our subsidiaries which include insurance brokerage, financial advisory services, asset management and securities brokerage.

The following table presents summary information in millions of Chilean pesos related to the Bank’s reporting segments for the years ending December 31, 2004, 2005 and 2006.

	Year ended December 31, 2004(1)
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International (1)	Non- Banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest revenue	19,516	21,769	19,750	27,531	26,341	5,925	120,832
Fees and income from services, net	3,176	3,511	5,676	1,707	(40)	5,914	19,944
Gain from trading activities	—	2,559	—	—	8,246	(47)	10,758
Foreign exchange transactions, net	485	(437)	1	—	570	(1,725)	(1,106)
Other operating income (expenses), net	(86)	1,188	(2,011)	(5,638)	1,034	477	(5,036)
Provision for loan losses	(1,159)	(5,915)	(6,130)	(8,685)	(5,248)	—	(27,137)
Gross Operational margin	21,932	22,675	17,286	14,915	30,903	10,544	118,255
Other income and expenses							6,106
Operating expenses							(56,948)
Net loss from price-level restatement							(6,825)
Income before income taxes							60,588
Average Loans	1,169,163	624,663	338,986	159,337	35,430	0	2,327,579
Average Investments	—	—	—	—	432,955	104,131	537,086

	Year ended December 31, 2005(1)
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International (1)	Non- Banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest revenue	21,605	25,579	21,761	26,268	20,075	5,930	121,218
Fees and income from services, net	2,453	4,420	5,883	2,483	444	7,977	23,660
Gain from trading activities	2	3,289	—	—	6,726	2,142	12,159
Foreign exchange transactions, net	359	(2,069)	4	—	3,860	(2,522)	(368)
Other operating income (expenses), net	(39)	1,765	(2,370)	(7,391	1,868	619	(5,548)
Provision for loan losses	(342)	(7,267)	(5,566)	(7,868)	(2,033)	—	(23,076
Gross Operational margin	24,038	25,717	19,712	13,492	30,940	14,146	128,045
Other income and expenses							7,857
Operating expenses							(60,431
Net loss from price-level restatement							(10,778)
Income before income taxes							64,693
Average Loans	1,268,535	738,905	449,472	203,240	43,822	—	2,703,974
Average Investments	—	—	—	—	442,604	112,602	555,206

	Year ended December 31, 2006
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International (2)	Non- Banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest revenue	25,122	23,168	29,936	26,440	3,763	496	108,925
Fees and income from services, net	2,738	5,438	7,125	4,026	(232)	9,114	28,209
Gain from trading activities	—	3,745	—	—	240	3,019	7,004
Foreign exchange transactions, net	567	1,329	100	—	(1,690)	(4)	302
Other operating income (expenses), net	(48)	1,113	(2,655)	(9,511)	(516)	396	(11,221)
Provision for loan losses	424	(4,441)	(7,447)	(10,840)	(1,277)	—	(23,581)
Gross Operational margin	28,803	30,352	27,059	10,115	288	13,021	109,638
Other income and expenses							9,147
Operating expenses							(65,035)
Net loss from price-level restatement							(7,008)
Income before income taxes							46,742
Average Loans	1,330,991	799,905	582,559	237,724	18,373	—	2,969,552
Average Investments	—	—	—	—	92,775	103,044	195,819

(1) Segment information for the years 2004 and 2005 has been presented in conformity with a change in the composition of the Bank’s reportable segments which composition has been described above.

(2) Includes other non-segment items

h.   Recent accounting pronouncements

In February 2006, FASB issued FASB Statement No. 155, or SFAS 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment to SFAS 140 and SFAS 133. SFAS 155 permits the Bank to elect to measure any hybrid financial instrument at fair value if the hybrid instrument contains an embedded derivative that otherwise would require bifurcation and be accounted for separately under SFAS 133 and that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement event after December 31, 2006. The application of this pronouncement did not have material effect on our results of operations, cash flows, or financial position.

In March 2006, FASB issued SFAS No. 156, or SFAS 156, “Accounting for Servicing of Financial Assets-an Amendment of FASB Statement N° 140.” SFAS N° 156 provides guidance on the accounting for servicing assets and liabilities when an entity undertakes an obligation to service a financial asset by entering into a servicing contract. This statement is effective for all transactions in fiscal years beginning after September 15, 2006. The application of this pronouncement did not have material effect on our results of operations, cash flows, or financial position.

In April 2006, FASB issued FSP FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (“FSP FIN 46(R)-6”). FSP FIN 46(R)-6 establishes whether certain arrangements associated with variable interest entities should be treated as variable interests or considered as creators of variability. Beginning after June 15, 2006, FSP FIN 46(R)-6 is required to be applied prospectively upon the occurrence of certain events to all entities previously required to be analyzed under FIN 46(R). The application of this pronouncement did not have material effect on our results of operations, cash flows, or financial position.

In July 2006, FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 establishes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. FIN 48 becomes effective for fiscal years beginning after December 15, 2006. The application of this pronouncement did not have material effect on our results of operations, cash flows, or financial position.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes fair value, the method for measuring fair value under other accounting pronouncements that permit or require fair value measurements, changes the technique used to measure fair value and expands disclosures requirements. SFAS 157 becomes effective for fiscal years beginning after November 15, 2007. We do not believe this pronouncement will have a material effect on our results of operations, cash flows, or financial position

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), in which the staff provide guidance to address the financial statements misstatements.. SAB 108 requires quantification of all misstatements on both the “rollover” and “iron curtain” approaches, and if either approach results in a material effect on the financial statements, the financial statements should be adjusted. SAB 108 becomes effective for fiscal years beginning after November 15, 2006. The application of this pronouncement did not have material effect on our results of operations, cash flows, or financial position.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS No. 159 permits entities, at specified election dates, to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses are reported in earnings at each subsequent reporting date and upfront related fees and expenses will be recognized in earnings as incurred and not deferred. SFAS 159 becomes effective in fiscal years after November 15, 2007 and may not be applied retrospectively. We do not believe this pronouncement will have a material effect on our results of operations, cash flows, or financial position

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 29, 2007

CORPBANCA
By:	/s/ Enrique Pérez Alarcón
Name: Enrique Pérez Alarcón
Title: Chief Financial Officer