Form 20-F
period 2007-12-31
CORPBANCA/FI
filed 2008-06-30
CIK 1276671

ANNUAL REPORT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2007

As filed with the Securities and Exchange Commission on June 30, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . .. .

For the transition period from                       to

Commission file number  001-32305

CORPBANCA
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Rosario Norte 660 Las Condes Santiago, Chile
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares representing Common Stock Common Stock, no par value*	New York Stock Exchange New York Stock Exchange*

*      Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None.
(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.
(Title of Class)

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

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in the filing:

☐ U.S. GAAP	☐ IFRS	☒ Other

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

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

ITEM 3.  KEY INFORMATION

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Chile and regulations of the Chilean Superintendencia de Bancos e Instituciones Financieras, or the Chilean Superintendency of Banks, collectively referred to as Chilean GAAP, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP.  Our consolidated financial statements have been translated into English, certain reclassifications have been made and certain subtotals and clarifying account descriptions have been added in order to present them in accordance with requirements of U.S. Securities Act of 1933, as amended, or the Securities Act, and the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.  References to Chilean GAAP in this Annual Report are to Chilean GAAP as supplemented by the applicable rules of the Chilean Superintendency of Banks.  See note 27 to our audited consolidated financial statements included herein for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and our consolidated subsidiaries and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2005, 2006 and 2007 and shareholders’ equity as of and for each of the years ended December 31, 2006 and 2007.

Our audited consolidated financial statements as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 are referred to herein as our financial statements.  Pursuant to Chilean GAAP, unless otherwise indicated, financial data for all full-year periods through December 31, 2007 included in our audited consolidated financial statements and in the other financial information contained elsewhere in this Annual Report have been expressed in constant Chilean pesos as of December 31, 2007.

In this Annual Report, references to “$,” “US$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to pesos, and references to “UF” are to Unidades de Fomento.  The UF is an inflation-indexed, peso-denominated unit that is linked to and adjusted daily to reflect changes in the previous month’s Chilean consumer price index.  As of December 31, 2007 one UF equaled US$39.41 and Ch$19,622.66 and as of June 3, 2008, one UF equaled US$41.20 and Ch$20,068.78.  See “Item 5. Operating and Financial Review and Prospects.”

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our financial statements or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos based on our exchange rate of Ch$497.87 as of December 31, 2007.  See “—Exchange Rate Information” below.

Unless otherwise specified, all references in this Annual Report (except in our financial statements) to loans are to loans and financial leases before deduction for allowances for loan losses, and, except as otherwise specified, all market share data presented herein are based on information published periodically by the Chilean Superintendency of Banks.  Non-performing loans include loans which either principal or interest is overdue, and which do not accrue interest.  Past due loans include, with respect to any loan, the amount of principal and interest that is 90 days or more overdue, and do not include the installments of such loans that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.  This practice differs from that normally followed in the United States where the amount classified as past due would include the total principal and interest on all loans which have any portion overdue.  See “Item 4.  Information on the Company—Business Overview—Selected Statistical Information—Classification of Loan Portfolio Based on Borrower’s Payment Performance.”

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

Purchases and sales of foreign currencies which may be effected outside the Formal Exchange Market can be carried out in the Informal Exchange Market.  The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies.  There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate.  On December 31, 2007, the average exchange rate in the Informal Exchange Market was approximately the same as the published observed exchange rate for such date of Ch$495.82 per US$1.00.  The average exchange rate in the Informal Exchange Market is widely used by the public in Chile.  Prior to 2006, Chilean banks used the observed exchange rate as published by the Central Bank for conversion and valuation purposes as specified by the Chilean Superintendency of Banks. In accordance with Circular No. 3,345, during 2006, we began using foreign exchange rates obtained from market information.  The method used to estimate the daily exchange rate is as follows:

a.     Daily spot rates are obtained from the Datatec system, which contains all daily market foreign currency trading activities.

b.     We only consider those transactions which occurred during the time frame of 12:45pm and 1:00pm.

c.     The exchange rate is calculated using the simple average of transactions selected.

d.     Alternatively, we can substitute the Datatec system with market information obtained from the Santiago Stock Exchange’s OTC trade system.

As of December 31, 2007 the U.S. dollar exchange rate used by us was Ch$497.87 per US$1.00.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for the periods set forth below, as reported by the Central Bank.

	Daily Observed Exchange Rate Ch$ per US$(1)
	Low(2)		High(2)		Average(3)		Period End

2003	Ch$	593.10	Ch$	758.21	Ch$	691.40	Ch$	599.42
2004	559.21		649.45		609.53		559.83
2005	509.70		592.75		559.77		514.21
2006	511.44		549.63		530.26		534.43
2007	493.14		548.67		522.69		495.82
December 2007	495.49		506.79		499.28		495.82
January 2008	463.58		498.05		480.90		465.30
February 2008	458.02		476.44		467.22		458.02
March 2008	431.22		454.94		442.94		439.09
April 2008	433.98		459.16		446.43		459.16
May 2008	461.49		479.66		470.10		479.66
June 2008(4)	479.54		483.17		481.36		483.17

(1)           Nominal figures.

(2)           Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)           The average of the exchange rates on the last day of each month during the period.

(4)           Through June 3, 2008.

The following table sets forth the annual low, high, average and period-end exchange rate for U.S. dollars for the periods under our new policy to calculate our own exchange rate:

	Bank’s Exchange Rate Ch$ per US$1
	Low(2)		High(2)		Average(3)		Period End

2006	Ch$	514.21	Ch$	547.31	Ch$	529.10	Ch$	532.07
2007	493.07		548.09		522.57		497.87
December 2007	495.24		507.04		498.73		497.87
January 2008	465.23		497.93		478.92		465.47
February 2008	454.78		476.44		466.74		454.78
March 2008	431.40		454.45		442.03		435.81
April 2008	434.06		462.82		447.46		462.82
May 2008	465.62		481.57		471.46		479.83
June 2008(4)	484.73		487.07		485.90		487.07

(1)           Nominal figures.

(2)           Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)           The average of the exchange rates on the last day of each month during the period.

(4)           Through June 3, 2008.

A.    SELECTED FINANCIAL DATA

The following tables present our selected financial data as of the dates and for the periods indicated.  You should read the following information together with our audited consolidated financial statements, including the notes thereto, included in this Annual Report and the information set forth in “Item 5. Operating and Financial Review and Prospects.”

The selected consolidated balance sheet data as of December 31, 2006 and 2007 and the selected consolidated income statement data for each of the three years in the period ended December 31, 2007 appearing herein have been derived from the audited consolidated financial statements for the year ended December 31, 2007 appearing elsewhere in this Annual Report, which have been audited by Deloitte & Touche Sociedad de Auditores y Consultores Ltda., or Deloitte.

Our selected consolidated balance sheet data for each of the three years in the period ended December 31, 2005 and the selected consolidated income statement data for each of the two years in the period ended December 31, 2004 have been derived from the audited consolidated financial statements for the years ended December 31, 2004 and 2005 and have been expressed in constant Chilean pesos as of December 31, 2007.  These consolidated financial statements do not appear elsewhere in this Annual Report.

Our financial statements have been prepared in accordance with Chilean GAAP (including the regulations of the Chilean Superintendency of Banks), which differs in certain significant respects from U.S. GAAP.  See notes 26 and 27 to our financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income and shareholders’ equity.  Net income and shareholders’ equity in U.S. GAAP are also included in the selected financial data as a reference.

	As of and for the Year Ended December 31,
	2003		2004		2005		2006		2007		2007
	(in millions of constant Ch$ as of December 31, 2007)(1)										(in thousands of US$) (1) (2)
CONSOLIDATED INCOME STATEMENT DATA

Chilean GAAP
Interest revenue	Ch$	180,989	Ch$	219,592	Ch$	272,669	Ch$	265,858	Ch$	379,096	US$	761,436
Interest expense	(69,659)		(89,819)		(142,481)		(148,874)		(214,328)		(430,490)
Net interest revenue	111,330		129,773		130,188		116,984		164,768		330,946
Provisions for loan losses	(29,744)		(20,583)		(15,167)		(15,751)		(25,991)		(52,204)
Fees and income from services (net)	25,603		21,420		25,411		30,297		36,865		74,045
Other operating income (net)	21,756		4,958		6,705		(4,205)		(5,144)		(10,331)
Other income and expenses (net)	(1,902)		(2,004)		(1,179)		251		(2,103)		(4,224)
Operating expenses	(63,650)		(61,162)		(64,902)		(69,848)		(82,069)		(164,841)
Net loss from price-level restatement	(2,606)		(7,330)		(11,576)		(7,527)		(25,946)		(52,114)
Income before income taxes	60,787		65,072		69,480		50,201		60,380		121,277
Income tax expense	(2,417)		(7,398)		(11,766)		(8,203)		(9,331)		(18,742)
Net income	Ch$	58,370	Ch$	57,674	Ch$	57,714	Ch$	41,998	Ch$	51,049	US$	102,535
Net income per share of common stock(6)	0.26		0.25		0.25		0.19		0.22		0.00045
Dividends per share of common stock (3)	0.08		0.12		0.13		0.13		0.10		0.00020
Dividends per ADS (4)	400.00		600.00		650.00		650.00		500.00		1.00
Shares of common stock outstanding (in thousands)	226,909,290.6		226,909,290.6		226,909,290.6		226,909,290.6		226,909,290.6		226,909,290.6

U.S. GAAP
Net interest income (5)	Ch$	108,725	Ch$	117,145	Ch$	118,612	Ch$	109,457	Ch$	138,822	US$	278,832
Provisions for loan losses	(23,839)		(16,536)		(12,181)		(14,416)		(25,955)		(52,132)
Long-term borrowings	497,895		618,832		772,766		849,957		994,094		1,996,694
Net income	64,090		66,614		48,805		44,814		54,511		109,488
Net income per share of common stock (6)	0.28		0.29		0.22		0.20		0.24		0.00048
Net income per ADS (6)	1,400		1,450		1,100		1,000		1,200		2.41
Weighted average ADS outstanding (in millions)	45		45		45		45		45		—

	As of and for the Year Ended December 31,
	2003		2004		2005		2006		2007		2007
	(in millions of constant Ch$ as of December 31, 2007)(1)										(in thousands of US$)(1)(2)
CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP
Cash and due from banks	Ch$	134,244	Ch$	180,177	Ch$	80,724	Ch$	88,258	Ch$	100,083	US$	201,022
Investments	536,043		601,425		461,672		170,276		239,927		481,907
Total loans	2,436,931		2,776,059		3,123,269		3,578,380		4,345,436		8,728,053

Allowances for loan losses	(51,477)		(47,271)		(48,617)		(49,967)		(55,067)		(110,605)
Derivatives	—		—		8,663		4,781		34,055		68,401
Other assets (7)	189,439		126,707		164,676		177,584		168,054		337,547
Total assets	3,245,179		3,637,096		3,790,387		3,969,312		4,832,488		9,706,325
Deposits	1,884,435		2,127,131		2,117,051		2,123,576		2,756,910		5,537,410
Other interest-bearing liabilities	728,612		825,118		920,989		987,967		1,190,628		2,391,443
Derivatives	—		—		584		5,306		34,238		68,769
Shareholders’ equity	394,803		427,597		446,874		465,310		484,674		973,495
U.S. GAAP
Total loans	2,206,824		2,552,524		2,874,858		3,276,220		4,022,854		8,080,129

Allowances for loan losses	(51,477)		(47,271)		(48,617)		(49,967)		(55,067)		(110,605)
Total assets	3,004,702		3,401,808		3,530,048		3,658,849		4,504,210		9,046,960
Shareholders’ equity	358,040		391,478		412,214		430,605		460,304		924,947
SELECTED CONSOLIDATED RATIOS
Profitability and Performance
Net interest margin (8)	4.1%		4.1%		3.7%		3.4%		4.2%		—
Return on average total assets (9)	1.6%		1.5%		1.2%		1.1%		1.2%		—
Return on average shareholders’ equity (10)	15.8%		14.6%		13.7%		9.4%		11.6%		—
Efficiency ratio (consolidated) (11)	40.1%		39.2%		40.0%		48.8%		41.8%		—
Dividend payout ratio (12)	50.0%		50.0%		50.0%		75.0%		50.0%
Capital
Average shareholders’ equity as a percentage of average total assets	10.2%		10.1%		9.1%		11.2%		10.5%		—
Total liabilities as a multiple of shareholders’ equity	7.2		7.5		7.5		7.5		9.0		—
Asset Quality
Allowances for loan losses as a percentage of overdue loans(13)	105.8%		122.9%		108.4%		97.2%		164.1%		—
Overdue loans as a percentage of total loans(13)	2.0%		1.4%		1.4%		1.4%		0.8%		—
Allowances for loan losses as a percentage of total loans	2.1%		1.7%		1.6%		1.4%		1.3%		—
Past due loans as a percentage of total loans(14)	1.2%		0.8%		0.9%		0.6%		0.5%		—
U.S. GAAP
Profitability and Performance
Net interest margin(15)	4.0%		3.7%		3.3%		3.2%		3.6%		—
Return on average total assets(16)	2.4%		2.1%		1.4%		1.2%		1.3%		—
Return on average shareholders’ equity(17)	18.7%		17.8%		12.1%		10.6%		12.2%		—
Asset Quality
Past due loans as a percentage of total loans(14)	1.2%		0.8%		0.9%		0.6%		0.5%		—
OTHER DATA
Inflation rate	1.1%		2.4%		3.7%		2.6%		7.8%		—
Revaluation (Devaluation) rate (Ch$/US$)	15.9%		6.6%		8.1%		(3.5)%		6.4%		—
Number of employees	1,860		1,952		2,159		2,378		3,105		—
Number of branches and offices	66		63		68		71		84		—

(1)           Except per share data, percentages and ratios, share amounts, employee numbers and numbers of branch offices.

(2)           Amounts stated in U.S. dollars as of and for the year ended December 31, 2007 have been translated from pesos at our exchange rate of Ch$497.87 per US$1.00 as of December 31, 2007; for figures in US$ see Note 1 t. to our financial statements.

(3)           Represents dividends paid in respect of net income earned in the prior fiscal year.

(4)           Each ADS represents 5,000 shares of common stock.

(5)           Net interest income and total assets on a U.S. GAAP basis have been determined by applying the relevant US GAAP adjustments to net interest income presented in accordance with Article 9 of Regulation S-X; for figures in US$ see notes 26 and 27 to our financial statements.

(6)           Net income per share of common stock has been calculated on the basis of the weighted average number of shares outstanding for the period.  One ADS equals 5,000 shares of common stock.  We do not have outstanding convertible securities and therefore our diluted and undiluted earnings per share are the same.

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

(15)         Net interest margin on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to net interest income presented in accordance with Article 9 of Regulation S-X.  See Notes 26 and 27 to our financial statements.

(16)         Net income divided by average total assets.  Average total assets were calculated as an average of the beginning and ending balance for each year, and total assets on a U.S. GAAP basis have been determined by applying the relevant U.S. GAAP adjustments to shareholders’ equity.  See notes 26 and 27 to our financial statements.

(17)         Average shareholders’ equity was calculated as an average of the beginning and ending balance for each year.  Shareholders’ equity on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to shareholders’ equity.  See notes 26 and 27 to our financial statements.

B.    CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.    RISK FACTORS

RISKS ASSOCIATED WITH OUR BUSINESS

The growth of our loan portfolio may expose us to increased loan losses.

From December 31, 2003 to December 31, 2007, the compounded annual growth rate of our gross loan portfolio was 19.9% in nominal terms to Ch$4,317,422 million (excluding interbank loans).  Our business strategy seeks to grow profitably while increasing the size of our loan portfolio.  The growth of our loan portfolio (particularly in the lower-middle to middle income consumer and small and medium-sized corporate business segments) may expose us, in an economic downturn, to a higher level of loan losses and require us to establish proportionately higher levels of provisions for loan losses, which offset the increased income that we can expect to receive as the loan portfolio grows.

Our loan portfolio may not continue to grow at the same rate.

There can be no assurance that in the future our loan portfolio will continue to grow at the same or similar rates as the growth rate that we historically experienced.  Average loan growth has, however, remained significant in the last five years.  According to the Chilean Superintendency of Banks, from December 31, 2003 to December 31, 2007, the compounded annual growth rate of aggregate amount of loans in the Chilean banking system (on an unconsolidated basis) was 17.9% in nominal terms to Ch$63,331,008 million as of December 31, 2007.  A reversal of the rate of growth of the Chilean economy could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowance for loan losses.

Increased competition and industry consolidation may adversely affect the results of our operations.

The Chilean market for financial services is highly competitive.  We compete with other Chilean private sector domestic and foreign banks, with BancoEstado (a public-sector bank) and with large department stores that make consumer loans to a large portion of the Chilean population.  The lower-middle to middle income segments of the Chilean population and the small and medium-sized corporate segments have become the target markets of several banks, and competition in these segments is likely to increase.  As a result, net interest margins in these segments have declined.  Although we believe that demand for financial products and services from the lower-middle to middle income consumer market segments and for small and medium-sized companies will continue to grow during the remainder of the decade, our net interest margins may not be maintained at their current levels.  We believe that our principal competitors are Banco de Crédito e Inversiones, or BCI, Banco Bilbao Vizcaya Argentaria, Chile S.A., or BBVA, and Scotiabank Sudamericano, but we also face competition from larger banks such as Banco de Chile and Banco Santander Santiago, among others.

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

The increase in competition within the Chilean banking industry in recent years has led to, among other things, consolidation in the industry.  In 2002 Banco Santiago and Banco Santander-Chile, the then second and third largest private banks in Chile, respectively, merged to become Chile’s largest bank.  In 2002, Banco de Chile and Banco de A. Edwards, then the third and fifth largest private banks in Chile respectively, merged to become the second largest Chilean bank.  In 2004, BCI purchased 99.9% of the shares of Banco Conosur, becoming the third largest private bank in Chile.  In 2007, Scotiabank Sudamericano acquired 100% of Banco Desarrollo and in January 2008, Banco de Chile and Citibank Chile were authorized to merge operations.  Consolidation, which can result in the creation of larger and stronger competitors, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate and increasing our costs of operation.

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

Our results of operations depend to a great extent on our net interest revenue.  In 2005, 2006 and 2007, our ratio of net interest revenue to total operating revenues was 80.2%, 81.8% and 83.9%, respectively.  Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities leading to a reduction in our net interest revenue.  Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors.  Over the period from December 31, 1998 to December 31, 2007, yields on the Chilean government’s 90-day note as reported on those dates moved from 13.49% to 6.15%, with a high of 13.59% in April 1999 and a low of 1.31% in 2004.  This benchmark rate began to rise in the latter part of 2005 and through 2006 and 2007, reaching a high of 5.21% and a low of 4.39% in 2006 and a high of 6.15% and a low of 4.61% in 2007.  Between January 1, 2008 and May 31, 2008, this rate reached a high of 6.68% and a low of 6.50%.  In the latter part of 2005 and the first half of 2006, we liquidated a significant portion of our investment portfolio in order to avoid substantial mark-to-market losses relating to our investments in Chilean government and Central Bank bonds, the value of which decreased as interest rates increased.  Any volatility in interest rates could adversely affect our business, our future financial performance and the price of our securities.

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

A substantial amount of our loans are to borrowers doing business in Chile.  Accordingly, the recoverability of these loans in particular, our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile.  The Chilean economy has been influenced, to varying degrees, by economic conditions in other emerging market countries.  Changes in Chilean economic growth in the future or future developments in or affecting the Chilean economy, including further consequences of economic difficulties in Brazil, Argentina and other emerging markets or a deceleration in the economic growth of Asian or other developed nations to which Chile exports a majority of its goods, could materially and adversely affect our business, financial condition or results of operations.

According to data published by the Central Bank, the Chilean economy grew at a rate of 5.7%, 4.0% and 5.1% in 2005, 2006, and 2007, respectively.  Historically, lower economic growth has adversely affected the overall asset quality of the Chilean banking system and that of our loan portfolio.  Below is a detail of the deteriorations and improvements of the unconsolidated risk index of the banks comprising the Chilean financial system according to information published by the Chilean Superintendency of Banks:

Year	Risk Index
December 31, 2003	1.82%
December 31, 2004	1.99%
December 31, 2005	1.61%
December 31, 2006	1.48%
December 31, 2007	1.58%

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

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Latin America, especially in Argentina and Brazil.  If Argentina’s economic environment significantly deteriorates or does not improve, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years.  The recent cuts in gas exports from Argentina to Chile could also adversely affect economic growth in Chile.  Our business could be affected by an economic downturn in Brazil.  This could result in the need for us to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities.  The crises and political uncertainties in other Latin American countries could also have an adverse effect on Chile, the price of our securities or our business.

Deceleration of economic growth in Asia and other developed nations may have an adverse effect on the Chilean economy and on our results of operations and the share price of our ADSs and shares.

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Asia and other developed nations, including the 2007 credit crunch and economic world crisis.  If these nations’ economic environments deteriorate, the economy in Chile could also be affected and could experience slower growth than in recent years.  This could result in the need for us to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities.  The crises and political uncertainties in Asian nations or other developed countries could also have an adverse effect on Chile, the price of our securities or our business.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our shares and ADSs.

The Chilean government’s economic policies and any future changes in the value of the peso against the U.S. dollar could affect the dollar value of our securities.  The peso has been subject to significant devaluations in the past and could be subject to similar fluctuations in the future.  At December 31, 2003, 2004, and 2005 the value of the peso in relation to the U.S. dollar appreciated in value when compared to the prior year by approximately 15.9%, 6.6% and 8.1%, respectively.  In 2006 the peso depreciated against the U.S. dollar by 3.5% as compared to 2005 and in 2007 appreciated in value by 6.4% as compared to 2006.

Our results of operations may be affected by fluctuations in exchange rates between the peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate gaps.  Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities.  As of December 31, 2006 and 2007, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$423 million, and Ch$(432) million, respectively.

We may decide to change our policy regarding exchange rate gaps.  Regulations that limit such gaps may also be amended or eliminated.  Greater exchange rate gaps will increase our exposure to the devaluation of the peso, and any such devaluation may impair our capacity to service our foreign-currency obligations and may, therefore, materially and adversely affect our financial condition and results of operations.  Notwithstanding the existence of general policies and regulations that limit material exchange rate gaps, the economic policies of the Chilean government and any future fluctuations of the peso against the dollar could affect our financial condition and results of operations.

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

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past.  High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our results of operations and, indirectly, the value of our securities.  The following table shows the annual rate of inflation (as measured by changes in the Chilean Consumer Price Index, or CPI, and as reported by the Chilean Instituto Nacional de Estadísticas, or the Chilean National Institute of Statistics, during the last five years ended December 31, 2007 and through May 31, 2008.

Year	Inflation (CPI) (in percentages)
2003	1.1%
2004	2.4
2005	3.7
2006	2.6
2007	7.8
2008 (through May 31, 2008)	2.8

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

Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards.  See “Item 5. Operating and Financial Review and Prospects—Operating Results—Chilean and U.S. GAAP Reconciliation” and note 27 to our financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as such differences relate to us, and a reconciliation to U.S. GAAP of our shareholders’ equity and net income as of and for each of the years ended December 31, 2006 and 2007.

As a regulated financial institution, we are required to submit to the Chilean Superintendency of Banks unaudited unconsolidated balance sheets and income statements, excluding any related footnote disclosure, prepared in accordance with Chilean GAAP and the rules of the Chilean Superintendency of Banks on a monthly basis. Beginning in 2008, we are required to submit both unaudited unconsolidated and consolidated balance sheets and income statements, excluding any related footnote disclosure, prepared in accordance with Chilean GAAP and the rules of the Chilean Superintendency of Banks on a monthly basis.  The Chilean Superintendency of Banks also makes summary financial information available within three weeks of receipt.  Such disclosure differs in a number of significant respects from information generally available in the United States with respect to U.S. financial institutions.

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

Our common stock underlying the ADSs is listed and traded on the Santiago Stock Exchange and the Chilean Electronic Exchange, although the trading market for the common stock is small by international standards.  As of June 6, 2008, we had 221,236,558,313 shares of common stock outstanding and 5,672,732,264 shares in our custody.  The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  In addition, according to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Chilean Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on the Chilean stock exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest.  Such suspension may be extended for up to 120 days.  If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Chilean Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities.  Furthermore, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it is deemed necessary.  These and other factors may substantially limit your ability to sell the common stock underlying your ADSs at a price and time at which you wish to do so.

There can be no assurance that any liquid trading market for our common stock in Chile will continue.  Approximately 36.5% of our outstanding common stock was held by the public as of June 6, 2008.  A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

Certain actions by our principal shareholder may have an adverse effect on the future market price of our ADSs and shares.

The individual controller of Corp Group Banking S.A. is Mr. Alvaro Saieh Bendeck.  As of June 6, 2008, together with his family, Mr. Saieh Bendeck maintains in an indirect ownership of 59.11% of this company.  In addition, Mr. Alvaro Saieh Bendeck with his spouse are indirect holders of 100% of the ownership rights of Compañía Inmobiliaria y de Inversiones Saga S.A.  The sale or disposition by Mr. Saieh Bendeck of our shares or ADSs that he indirectly owns, or the perception in the marketplace that such a sale or disposition may occur, may adversely affect the trading price of our shares on the Santiago Stock Exchange and, consequently, the market price of the ADSs.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

We are a sociedad anónima (corporation) organized under the laws of the Republic of Chile and licensed by the Chilean Superintendency of Banks to operate as a commercial bank.  Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile.  Our telephone number is 56-2-687-8000 and our website is www.bancocorpbanca.cl.  Our agent in the United States is Josef Menajem Rebalski Hasson, located at 845 Third Avenue, 5th Floor, New York, NY 10022-6601.  Information set forth on our website does not constitute a part of this Annual Report.  CorpBanca and all our subsidiaries are organized under the laws of Chile.  The terms “CorpBanca,” “we,” “us” and “our” in this Annual Report refer to CorpBanca together with its subsidiaries unless otherwise specified.

History

CorpBanca is Chile’s oldest currently operating bank.  We were founded as Banco de Concepción in 1871 by a group of residents of the City of Concepción, Chile, led by Aníbal Pinto, who would later become President of Chile.  In 1971, Banco de Concepción was transferred to a government agency, Corporación de Fomento de la Producción (the Chilean Corporation for the Development of Production, or CORFO).  Also in 1971, Banco de Concepción acquired Banco Francés e Italiano in Chile, which provided for the expansion of Banco de Concepción into Santiago.  In 1972 and 1975, the bank acquired Banco de Chillán and Banco de Valdivia, respectively.  In November 1975, CORFO sold its shares of the bank to private business persons, who took control of the bank in 1976.  In 1980 the name of the bank was changed to Banco Concepción.  In 1983, control of Banco Concepción was assumed by the Chilean Superintendency of Banks.  The bank remained under the control of the Chilean Superintendency of Banks through 1986, when it was acquired by Sociedad Nacional de Minería (the Chilean National Mining Society, or SONAMI).  Under SONAMI’s control, Banco Concepción focused on providing financing to small- and medium-sized mining interests, increased its capital and sold a portion of its high-risk portfolio to the Central Bank.  Investors led by Mr. Alvaro Saieh Bendeck purchased a majority interest of Banco Concepción from SONAMI in 1996.  For over 19 years, Mr. Saieh Bendeck has directed the acquisition, creation and operation of a number of commercial banks, mutual fund companies, insurance companies and other financial entities in Chile and other parts of Latin America.

Following our acquisition in 1996, we began to take significant steps to improve our credit risk policies, increase operating efficiency and expand our operations.  These steps included applying stricter provisioning and charge-off standards to our loan portfolio, cost cutting measures and technological improvements.  We also changed our name to CorpBanca and hired a management team with substantial experience in the Chilean financial services industry.  Several of our senior officers, prior to joining CorpBanca, were employed by Banco Osorno prior to its merger with Banco Santander-Chile in 1996.  In addition, we significantly expanded our operations in 1998 through the acquisition of the Consumer Loan Division of Corfinsa (which was formerly a consumer loan division of Banco Sudamericano, currently Scotiabank Sudamericano) and the finance company Financiera Condell S.A.  In November 2002, we completed the largest equity capital-raising transaction in Chile in that year, providing us with Ch$111,732 million (approximately US$153 million using the exchange rate that was in effect as of December 31, 2002) in capital to help implement our growth strategies.  During this time, we consolidated our information technology systems into a single, integrated platform, Integrated Banking System, or IBS, a central information system that replaced a number of systems, providing us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each product and client segment.

As a result of the steps we have taken since the 1996 acquisition, we have developed a number of significant competitive strengths that we believe will continue to contribute to our growth potential.  These include operating efficiencies, improved asset quality, an experienced management team, and a strong technological infrastructure. From 1996 to 2007, we were one of the fastest-growing banks in Chile in terms of loan portfolio size. In addition, our asset quality, as reflected by our risk index and our risk classification by the Chilean Superintendency of Banks, is comparable to that of our principal competitors, and our adequate capitalization places us in a strong position among Chilean banks in terms of ability to fund growth, especially with the placement of subordinated bonds.  In recent years, our cost of funding has decreased as a result of improvements in our ratings.  We believe that these strengths position us well for continued growth in the Chilean financial services industry.

As of December 31, 2007, our gross loan portfolio amounted to Ch$4,317,422 million (excluding interbank loans), as compared to Ch$2,088,620 million as of December 31, 2003, representing a compounded annual growth rate of 19.9% in nominal terms (15.4% in real terms).  During the past years, our consolidated efficiency ratio (operating expenses as a percentage of operating revenue which is the aggregate of net interest revenue, net fees and income from services and net other operating income) was 40.0%, 48.8%, and 41.8% in 2005, 2006, and 2007, respectively.  These ratios are a significant improvement over our unconsolidated efficiency ratio of 81.3% for 1995 (when we were not required to present consolidated financial statements).  In addition, during the period from 1995 through 2007, our return on average total assets increased from 0.5% to 1.2% as of December 31, 2007.

As of December 31, 2007, we had total assets of Ch$4,832,488 million (approximately US$9,706 million) and shareholders’ equity (excluding net income for the year to date) of Ch$433,625 million (approximately US$871 million).  Our net income for 2007 was Ch$51,049 million (approximately US$103 million), our return on average total assets was 1.2% and our return on average shareholders’ equity was 11.6%.

Capital Expenditures

The following table reflects our capital expenditures in each of the three years ended December 31, 2005, 2006 and 2007:

	For the Year Ended December 31,
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)

Land and buildings	Ch$	335	Ch$	313	Ch$	—
Machinery and equipment	100		1,053		1,446
Furniture and fixtures	1,384		1,696		1,452
Vehicle	59		—		—
Other	579		287		144
Total	Ch$	2,457	Ch$	3,349	Ch$	3,042

As of May 31 2008, capital expenditures totaled Ch$614 million which was mainly due to the purchase of telecommunications, computer equipment and software.  Capital expenditures are financed through our own funds.

Strategy

Our primary business objectives include enhancing our market position in the Chilean financial services industry in terms of profitability, market share, service coverage and by providing high quality financial products and services through efficient distribution channels to our customer base.  We intend to achieve these objectives through the following strategies:

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

Actively manage risk exposure

We have a dedicated risk management team that focuses on monitoring risks across all areas of our business.  Our Commercial Risk, Companies Risk, and Risk Divisions participate actively in the establishment of credit policies, approvals, monitoring, collections, and operational risk associated with our business.  Our Risk Committee meets on a weekly basis to review, approve or reject proposed loans.  We intend to continue to maintain what we believe to be conservative credit approval standards and reserve policies, enabling us to minimize the risk of ultimate loss.  As of December 31, 2007, we had allowances for loan losses of Ch$55,067 million, representing 1.3% of total loans, charge-offs for 2007 of Ch$27,124 million, representing 0.7% of average loans for the period, and direct charge-offs for 2007 of Ch$367 million, representing 0.01% of average loans for 2007.

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

Focus on building customer satisfaction

The quality of service that we provide our customers is key to our growth strategy.  This means that we are not only focused on gaining new customers but on strengthening and establishing long term mutual relationships. This requires that we identify and understand the needs of our clients and in turn measure their satisfaction, develop new processes and technological solutions to provide them with an excellent customer experience.

Ownership Structure

The following diagram shows our ownership structure as of June 6, 2008:

Share Repurchase Program

On April 15, 2008, at an extraordinary shareholders’ meeting, our shareholders approved a program for CorpBanca to purchase shares issued by us, or the Share Repurchase Program, to be purchased in the local Chilean market through one or more tender offers in accordance with article 198-5 of the Securities Market Law.  The purpose of the Share Repurchase Program is to invest and trade our own shares depending on share price fluctuations experienced throughout the duration of the Program.  The main terms and conditions of the Share Repurchase Program are set forth as follows:

•                      The maximum percentage of shares to be repurchased will be equivalent to 5% of the shares issued and paid and outstanding, or up to 11,345,464,528 shares.  Shares may only be repurchased for up to the amount of retained earnings.

•                      The minimum repurchase price to be paid for the shares will be Ch$2.90 per share and the maximum repurchase price will be Ch$3.05 per share.

•                      The Share Repurchase Program will have a term of three years beginning on April 15, 2008.

•                      Shares repurchased must be sold within 24 months of acquisition. Any shares not resold during this time frame will be cancelled, resulting in a reduction of paid-in capital.

•                      If shares are resold, shareholders have a preemptive right to acquire the repurchased shares.

•                      Repurchased shares, although registered in our name, do not have voting or dividend rights.

On April 22, 2008, our Board of Directors, acting as authorized by our shareholders at the extraordinary shareholders’ meeting held on April 15, 2008, agreed to the following:

•                  To set the repurchase price of the shares at Ch$3.03 per share.

•                  That the number of shares to be offered in the Share Repurchase Program will be 5,672,732,264 shares, which represent 2.5% of our total issued and outstanding shares.

•                  The share acquisition process will be carried out in accordance with the terms and conditions approved by the Shareholders at the extraordinary shareholders’ meeting through one or more tender offers (Ofertas Públicas de Adquisicion de Acciones) in accordance with article 198-5 of the Securities Market Law, and Circular No. 1,514 of the Superintendency of Securities and Insurance and applicable law in the Securities Exchange of the Santiago Stock Exchange, through the System of Firm Block Offers (Sistema de Ofertas a Firme en Bloque).

•                  The offer commenced on April 30, 2008, for a period of 30 days.

•                  The tender offer expired on May 29, 2008, and 6,849,927,252 shares were tendered.

•                  As acceptance orders were received for more shares than the number of shares offered to be purchased, in accordance with the conditions of the offer, a pro rata factor of 0.828144892 was applied.

•                  The total number of shares repurchased and held as treasury stock was 5,672,732,264, reducing our total shares outstanding to 221,236,558,313.

Transition to International Financial Reporting Standards (IFRS)

The Chilean Superintendency of Banks, along with other agencies in Chile, agreed to implement IFRS to internationalize the reporting standards of public companies.  The strategic plan for the Chilean Superintendency of Banks entails applying the new accounting standards for the banking industry beginning January 1, 2009.

In order to ensure the stability of the financial system and to consider certain peculiarities in relation to current laws or regulations, the Chilean Superintendency of Banks released the “Compendio de Normas Contables” (Compendium of Accounting Standards, or Compendium).  The Compendium contains certain limitations and details for the implementation of the rules of the Colegio de Contadores de Chile (College of Chartered Accountants of Chile), which reflects IFRS.

Beginning 2008, Chilean banks have begun a process of applying IFRS in certain presentation and disclosure requirements.  This involves reclassifying the balance sheet and income statement accounts as required by the Chilean Superintendency of Banks.

B.            BUSINESS OVERVIEW

Principal Business Activities

We provide a broad range of commercial and retail banking services to our customers.  In addition, we provide financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through our subsidiaries.  The following chart sets forth our principal lines of business:

(1)                                  Also see “Item 5. Operating and Financial Review and Prospects—Operating Results” for a financial summary of our lines of business as of December 31, 2005, 2006 and 2007.

As of December 31, 2007, we operated 84 branch offices in Chile, which includes 33 branches operating as CorpBanca, 34 branches operating as Banco Condell, and 17 integrated branches which are registered as one branch office in Chile but operate under both the CorpBanca and Banco Condell names.  These integrated branches are located in the same building but do not physically share the same space or facilities with one another.  As a result, we operate 50 branches under the CorpBanca Brand name and 51 branches under the Banco Condell brand name.  In addition, as of December 31, 2007, we owned and operated 102 ATMs in Chile, and our customers have access to over 6,000 ATMs (including BancoEstado ATMs) in Chile through our agreement with Redbanc S.A., or Redbanc.  We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients.

The following table provides information on the composition of our loan portfolio and other revenue-producing assets as of December 31, 2006 and 2007:

	As of December 31,
Loan/Asset Category	2006	2007	Variation	Variation (%)
	(in millions of constant Ch$ as of December 31, 2007)

Commercial loans
General commercial loans	1,618,753	2,137,335	518,582	32.0%
Foreign trade loans	254,537	270,368	15,831	6.2
Interbank loans	21,486	28,014	6,528	30.4
Leasing contracts	243,364	257,140	13,776	5.7
Factored receivables	76,845	91,143	14,298	18.6
Other outstanding loans	200,031	372,073	172,042	86.0
Subtotal commercial loans	2,415,016	3,156,073	741,057	30.7

Mortgage loans
Residential	169,324	150,718	(18,606)	(11.0)
Commercial	203,110	182,647	(20,463)	(10.1)
Subtotal mortgage loans	372,434	333,365	(39,069)	(10.5)

Consumer loans	468,232	509,956	41,724	8.9
Past due loans
Commercial loans	16,523	18,121	1,598	9.7
Residential mortgage loans	2,401	2,577	176	7.3
Consumer loans	1,606	2,754	1,148	71.5
Past due loans	20,530	23,452	2,922	14.2
Subtotal	3,276,212	4,022,846	746,634	22.8

Contingent loans(1)	302,168	322,590	20,422	6.8
Total loans(2)	3,578,380	4,345,436	767,056	21.4%

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

Commercial Banking

In October 2006, commercial banking was reorganized to provide a more specialized service to our commercial clients.  The former Enterprise Division was renamed and separated into two business areas: Large Companies and Corporate Division, and Companies Division.  In the 2003-2007 period, loans made to businesses, including commercial loans, trade finance, leasing agreements and contingent loans, experienced significant growth. The annual compounded growth rates for these products during the 2003-2007 period in nominal terms were 21.8%, 18.0%, 13.7%, 13.0%, respectively.  As of December 31, 2007, our average commercial loans outstanding (including leasing, factoring, commercial mortgage and commercial past due loans) amounted to Ch$2,494,382 million, comprising 68.7% of our total average loan portfolio.

Large Companies and Corporate Division.  This division serves businesses with annual sales in excess of US$10 million. Our Large Companies business area offers clients a broad range of services tailored to fit their specific needs.  These services include deposit-taking and lending in both pesos and foreign currencies, trade financing, general commercial loans, working capital loans, letters of credit, interest and exchange rate insurance and cash flow management, among others. Our Corporate business area is focused on offering its clients a broad range of products, including working capital loans, credit lines, financial services, special advisory services, trade finance, syndicated loans and currency forwards. As of December 31, 2007, we had over 800 Large Companies and Corporate banking customers.

Companies Division.  Our Companies Division provides services to businesses with annual sales of less than US$10 million.  This area also serves small and medium-sized businesses and our factoring and leasing clients.  Greater detail of each of these business areas is provided in the paragraphs found below.

This division offers our customers a broad range of financial products, including general commercial loans, working capital loans, trade finance, on-lending of financing originated by CORFO, overdraft credit lines, letters of credit, and mortgage loans.  We believe that the close relationships we have developed with our small and medium-sized business customers over the years provide us with a significant competitive advantage in this business area.  As of December 31, 2007, we had over 6,500 customers.

Our leasing business area consists of providing leasing services relating to commercial real estate, vehicles, machinery and other items to our customers.  As of December 31, 2007, we had a total outstanding balance under the lease contracts in our leasing area of Ch$257,140 million, comprising 6.0% of our total loan portfolio (excluding interbank loans).

Our factoring business area consists of purchasing outstanding debt portfolios, such as bills, notes or contracts, advancing a payment representing the future cash flows from such assets, and then performing the related collection function.  As of December 31, 2007, we had total factoring loans outstanding of Ch$91,143 million, representing 2.1% of our overall loan portfolio (excluding interbank loans).

Retail Banking

Our retail banking strategy is to focus on meeting the financial services needs of individuals in Chile, which traditionally have had relatively low levels of interaction with banks and other financial services institutions and, accordingly, represent a significant prospect for future growth for us.  Our retail banking division serves retail customers across all income levels.  As of December 31, 2007, our retail banking division managed loans with an annual average balance of Ch$1,098,733 million.

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

Traditional and private banking.  Our traditional retail banking services are mainly oriented toward individuals with medium income levels (at least Ch$0.6 million per month in the metropolitan area and Ch$0.45 million per month throughout the rest of the country), to whom we offer products such as checking accounts, credit lines, credit and debit cards, automotive financing, mortgage loans, insurance banking and time deposits, among others.  Our traditional banking services are marketed and operated under the CorpBanca name.

In 2002 we began to provide our “CorpBanca Privada” private banking services to high income and high net-worth individuals on an invitation-only basis.  In the fourth quarter of 2007, we developed Corp Planes, a specialized sales force that seeks out these high net-worth individuals (previously outsourced).  Each client under the “CorpBanca Privada” program is provided with a liaison officer who oversees the client’s entire relationship with us across all product lines.  As of December 31, 2007, we had 3,847 “CorpBanca Privada” clients, an increase of 28.7% as compared to December 31, 2006.  We offer the following products and services, among others, to our banking customers:

Checking and Deposit Accounts.  Our main checking account product is our “Integral” checking account, through which customers are provided with a package of services including ATM cards, a credit line, Visa, MasterCard, American Express credit card with credit levels established pursuant to the creditworthiness of the individual, fraud insurance and access to internet and telephone banking.  As of December 31, 2007 we had approximately 59,000 retail checking accounts, an increase of 23.1% as compared to December 31, 2006.  Additionally, this strong growth in retail checking accounts has not reduced the average balance per account which remained relatively flat at Ch$1 million and in line with industry standards.  In addition, this demonstrates our strategy to grow profitably by not sacrificing our risk policies in order to obtain more clients.

Credit and Debit Cards.  We issue Visa, MasterCard and American Express credit cards to our individual clients.  In addition to traditional cards, we offer cards issued under certain specialized customer loyalty programs and tailor our marketing of credit card services to different groups based on personal income.  Annual fees are charged to those customers who do not hold “Integral” accounts with us.  As of December 31, 2007, we had approximately 193,000 credit cards issued under the brand name CorpBanca, an increase of 30.0% as compared to December 31, 2006.  Our promotions such as discounts on gasoline purchases and our no-interest option on purchases for up to 24 months has allowed us to excel in sales as well as usage-rates of this product.  During the fourth quarter of 2007, the usage-rate for our cards (CorpBanca and Banco Condell brands) was above the market standard at 58.0% while the industry’s average was 48.7%.

We believe that, in addition to the other banks that operate in Chile, our main competitors in the credit card business are department stores and other non-banking businesses involved in the issuance of credit cards.

We also offer debit cards, which can be used for banking transactions at ATMs operating on the Redbanc network, as well as at retailers associated with the Redcompra program.  Under this agreement we have access to over 6,000 ATMs (including BancoEstado ATMs) in Chile.

Mortgage Loans.  We offer two types of mortgages: residential mortgages for the purchase of new and existing homes (including refinancing of existing residential mortgages) and other mortgages, which are loans for other purposes secured by real property owned by the customer.  Our UF-denominated mortgage loans generally have maturities between five and 30 years.  During 2007 we were the first bank to offer mortgage loans denominated in pesos with maturities between 5 and 12 years. In order to reduce our exposure to interest rate fluctuations and inflation with respect to our residential mortgage UF-denominated portfolio, the majority of these mortgages are funded through the issuance by us of mortgage finance bonds in the Chilean financial market, which bear a real market rate of interest plus a fixed spread over the rate of variation of the UF; regarding our mortgage portfolio denominated in pesos, we reduce our exposure to interest rate fluctuations and inflation through our growth in checking accounts and through liabilities denominated in pesos with durations of 2 to 5 years.  Chilean banking regulations limit the amount of a residential mortgage loan that may be financed with a mortgage finance bond to 75% of the lesser of (a) the purchase price of the property securing the loan and (b) the appraised value of such property.  In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after-tax monthly income.

We continue to increase our marketing efforts relating to our mortgage services.  Our market penetration for mortgage products has historically been lower than our overall Chilean market share for all banking products, which as of December 31, 2007 was 6.8% (on an unconsolidated basis and excluding interbank loans).  Historically this disparity has been due to the relatively high and non-competitive rates on our mortgage products.  However, our strategy and recent results have made it possible for us to decrease our financing costs throughout time and, therefore, offer more competitive rates and terms.  Accordingly, our market share of mortgage products has grown from 2.5%, 3.2% and 3.9% as of December 31, 2005, 2006 and 2007, respectively.  We intend to continue to grow in this market.

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

Lower Income Retail Banking.  In 2006, we re-branded our lower income retail banking business under the new name Banco Condell (formerly Bancondell).  The importance of the re-branding is that we are now  offer these customers a wider variety of products.  Under the “Banco Condell” brand, we offer, among others, consumer lending, credit card services, mortgage loans, insurance, and time deposits to the traditionally underserved low-to-middle income segments of the Chilean population.  Banco Condell represents a distinct delivery channel for our products and it maintains a separate brand identity and branch network.  In this segment we compete with the consumer divisions of other banks as well as certain consumer credit providers, including department stores.

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

Credit Cards.  Under the Banco Condell brand, we provide Visa and MasterCard credit cards, which require the payment of an annual fee.  However, this fee is waived if the card has transactions such as cash advances or purchases on a monthly basis.  As of December 31, 2007, we had over 40,000 credit cards issued under the brand name Banco Condell, an increase of 68.9% as compared to December 31, 2006.  We believe that, in addition to the other banks that operate in Chile, our main competitors in the credit card business are department stores and other non-banking businesses involved in the issuance of credit cards.

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

The International area manages all international foreign-currency denominated loans, with the exception of those loans that are guaranteed by a Chilean company or individual.  In addition, through a specialized team, this area manages most of the foreign currency operations of our clients.  As of December 31, 2007 we had the equivalent of US$70 million in foreign currency-denominated loans outstanding granted to third parties outside of Chile.  This area is also responsible for obtaining foreign currency-denominated credit lines from financial institutions outside Chile.  As of December 31, 2007, we had the equivalent of US$1.263 million in credit lines available to us from 48 financial institutions located in the United States, Canada, Germany, England, Austria, France, Italy, Netherlands, Japan, Australia and other countries, a 13% increase over the amount available under  credit  lines from international sources available as of December 31, 2006.

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

The following table sets forth certain financial information with respect to our financial services subsidiaries as of December 31, 2006 and 2007, in millions of pesos.  Amounts relating to inter-company transactions have not been removed for purposes of this table.

	As of and for the year ended December 31, 2006						As of and for the year ended December 31, 2007
	Assets		Shareholder’s Equity		Net Income		Assets		Shareholder’s Equity		Net Income
	(in millions of Ch$ as of December 31, 2007)

CorpCapital Corredores de Bolsa S.A.	Ch$	81,808	Ch$	19,975	Ch$	2,065	Ch$	200,219	Ch$	21,842	Ch$	1,966
CorpCapital Administradora General de Fondos S.A.	4,773		3,778		2,056		7,427		6,380		2,601
CorpBanca Corredores de Seguros S.A.	4,067		3,081		3,018		5,014		4,425		4,308
CorpCapital Asesorías Financieras S.A.	340		250		84		632		516		346
Corp Legal S.A.	—		—		—		503		216		110

Insurance Brokerage.  In accordance with our strategy of expanding the breadth of financial services that we offer, our subsidiary CorpBanca Corredores de Seguros S.A., or CCS, offers a full line of insurance products.  Many of these products complement the various banking and loan services that we provide, such as unemployment and life insurance in connection with personal loans and insurance in connection with mortgage lending.  Through CCS we also provide non credit-related insurance to existing clients and the general public.  For the years ended December 31, 2006 and 2007, CCS had net income of Ch$3,018 million and Ch$4,308 million, respectively.  CCS had total assets of Ch$4,067 million as of December 31, 2006 and Ch$5,014 as of December 31, 2007.

Financial Advisory Services.  CorpCapital Asesorías Financieras S.A., or CAF, is the investment banking subsidiary of CorpBanca.  CAF provides a broad range of financial advisory services to a variety of corporations and government agencies, including those services related to debt restructurings, bilateral grants, mergers and acquisitions, privatizations and company valuations.  For the years ended December 31, 2006 and 2007, CAF had net income of Ch$84 million and Ch$346 million, respectively.  CAF had total assets of Ch$340 million as of December 31, 2006 and Ch$632 million as of December 31, 2007.

Mutual Fund Management.  We incorporated CorpCapital Administradora General de Fondos S.A., or CAGF, to complement banking services offered to individual and corporate clients.  CAGF’s current function is to manage mutual fund assets for its clients in fixed and variable income instruments in both the local and foreign markets.  For the years ended December 31, 2006 and 2007, CAGF had net income of Ch$2,056 million and Ch$2,601 million, respectively.  CAGF had total assets of Ch$4,773 million as of December 31, 2006 and Ch$7,427 million as of December 31, 2007.  As of December 31, 2007, CAGF managed 18 mutual funds including fixed income funds and had a total assets under management amounting to Ch$356,215 million, an increase of 73.8% (nominal) as compared to December 31, 2006.  In order to grow our CAGF business, we intend to continue to offer new types of mutual funds tailored to our clients’ needs.

Securities Brokerage Services.  Our subsidiary CorpCapital Corredores de Bolsa S.A., or CCB, is a member of the Santiago Stock Exchange and is registered with the Chilean Superintendency of Securities and Insurance as a securities broker.  CCB’s primary activities are providing broker services in equities and fixed income securities, foreign currency exchange trading and proprietary trading.  CCB’s net income was Ch$2,065 million, and Ch$1,966 million for 2006 and 2007, respectively.  CCB had assets under custody of Ch$146,491 million as of December 31, 2006 and Ch$169,678 million as of December 31, 2007.  In 2007, CCB’s operating income increased by Ch$828 million, or 31.7%, as compared to the prior year.  This was mainly the result of increases in our fee income which increased by Ch$1,026 million, or 105.0%, and an increase of Ch$4,192 million in interest income from repurchase agreements, offset by other expenses.

Legal advisory services.  The Chilean Superintendency of Banks granted us authorization for the creation of our subsidiary CorpLegal S.A., or CorpLegal, on January 26, 2007.  CorpLegal exclusively addresses legal advisory services related to our business.

Distribution Channels, Electronic Banking and Technology

Our distribution network provides integrated financial services and products to our customers through several diverse channels, including ATMs, branches, internet banking, and telephone banking.  We owned and operated 102 ATMs throughout Chile as of December 31, 2007, and are connected to over 6,000 ATMs through the Redbanc network (including BancoEstado ATMs).  These ATMs allow customers to conduct self-service banking transactions during banking and non-banking hours.

As of December 31, 2007, we operated 84 branch offices  in Chile, which include 33 branches operating as CorpBanca, 34 branches operating as Banco Condell, and 17 integrated branches which are registered as one branch office in Chile but operate under both the CorpBanca and Banco Condell names.  These integrated branches are located in the same building but do not physically share the same space or facilities with one another.  As a result, we operate 50 branches under the CorpBanca Brand name and 51 branches under the Banco Condell brand name.  Consistent with our growth strategy, we plan to open approximately 8 CorpBanca branches and 6 Banco Condell branches by the end of 2008.  Our branch system serves as the main distribution network for our full range of products and services.

We offer internet banking to our customers 24 hours a day through our password-protected internet site, www.bancocorpbanca.cl.  Our internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments.  As of December 31, 2007, we had over 41,000 customers with activated internet passwords, allowing them to access our internet banking services.  We are a member of the Sociedad Interbancaria de Transferencias Electrónicas S.A., an organization that facilitates electronic banking transactions on behalf of our customers as well as other Chilean banks.  We also provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

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

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors.  The most significant sector, commercial banking, includes a number of privately-owned banks and one public sector bank, BancoEstado (which operates within the same legal and regulatory framework as the private sector banks).  The private sector banks include those that are Chilean-owned, i.e., controlled by a Chilean entity, as well as a number of foreign-owned banks which are operated in Chile but controlled by a foreign entity.  The Chilean banking system is comprised of 24 private sector banks and one public sector bank.  Three private sector banks along with the state-owned bank together accounted for 64.8% of all outstanding loans by Chilean financial institutions as of December 31, 2007:  Banco Santander Santiago (21.1%), Banco de Chile (20.2%), BCI (12.4%) and BancoEstado (controlled by the Chilean government) (12.8%).  All market share statistics in this paragraph are presented according to the Chilean Superintendency of Banks on an unconsolidated basis. The market share presented for Banco de Chile includes Citibank Chile’s outstanding loans as they concluded their merger during the first quarter of 2008.

We believe that our principal competitors are BCI, BBVA, and Scotiabank Sudamericano, but we also face competition from larger banks such as Banco de Chile and Banco Santander Santiago, among others.

The Chilean banking system has experienced a consolidation process in recent years with mergers and acquisitions of banking entities in line with a global trend.  Currently, the largest Chilean bank is Banco Santander Santiago.  In April 1996, Banco Santander acquired control of Banco Osorno, merging their operations.  In January 1997, Banco Santiago and Banco O’Higgins merged into one entity.  Also in 1997, Banco Santander absorbed the operations of Financiera Fusa.  In 1999, following the international merger of Banco Santander de España and Banco Central Hispano, Banco Santander Central Hispano acquired control of Santander-Chile and Banco Santiago.  During April 2002, the Chilean Superintendency of Banks authorized Banco Santander Central Hispano to increase its participation in Banco Santiago by way of acquisition of 35.45% of the shares of the latter owned by Banco Central de Chile.  In May 2002, the Chilean Superintendency of Banks authorized Santander-Chile and Banco Santiago to merge.  This merger enabled these banks to become the largest financial institution in Chile in terms of loans outstanding.

In September 1998, Banco Bilbao Viscaya (BBV) de España, subscribed a capital increase of Bank Bhif, thus controlling 55% of the bank.  In 1998, we acquired the assets of Corfinsa, which pertained to the consumer loan division of Banco Sudamericano, and then acquired the Financiera Condell S.A., a finance company.  In 1999, Citibank acquired Atlas financial company.  In July 1999, Bank of Nova Scotia acquired control of Banco Sudamericano, by increasing its interest from 28.0% to 60.6%, and in late 2001 changed its name to Scotiabank Sudamericano.  In early 2001, the Luksic group (which controlled Banco Edwards since 1999) acquired control of Banco de Chile, merging both banks in January 2002.  In January 2004, Banco de Crédito e Inversiones acquired 99.9% of Banco Conosur. In early 2007, Itaú Holding Financiera S.A. acquired 100% of BankBoston Chile and authorized the sale of Banco Internacional to Inversiones del Rosario S.A.. Also in 2007, Rabobank was authorized to purchase HNS Banco and Scotiabank Sudamericano was authorized to acquire 100% of Banco Desarrollo. In January 2008, Banco de Chile and Citibank Chile were also authorized to merge operations.

In recent years, several applications for banking licenses have been filed before the Chilean Superintendency of Banks.  In 2000, Deutsche Bank initiated operations in Chile.  During 2001, the Chilean Superintendency of Banks authorized the formation of Banco HNS, which is oriented to small and medium sized businesses through leasing and factoring financing.  In the same year, the Chilean Superintendency of Banks authorized the creation of Banco Monex, which is also oriented to small and medium sized businesses through trade finance, exchange transactions and financial derivatives.  In 2001, Falabella, a Chilean department store, received authorization to commence its banking operations, which are primarily linked to its consumer credit business.  In May 2002, Banco Ripley initiated operations of consumer loans to mid to low-income individuals.  In September 2002, Financiera Conosur filed an application with the Chilean Superintendency of Banks to request its corporate conversion into a bank, which took place in 2003.  In July 2003, Banco Paris, linked to the Almacenes Paris department store, was authorized to initiate operations.  In 2004, Grupo Penta, linked to former shareholders of Banco de Chile, received a banking license for a new bank named “Banco Penta”, which has been operating ever since.  It is expected that the trend to create niche banks will continue. In addition, the Chilean Superintendency of Banks authorized HSBC Bank Chile to convert its branch into a subsidiary bank. In May, 2008, DnB NOR Bank from Norway requested authorization from the Chilean Superintendency of Banks to open a banking branch.

Commercial banks, such as us, face increasing competition from other financial intermediaries who can provide larger companies with access to the capital markets as an alternative to bank loans.  The enactment of the Reforma al Mercado de Capitales (Capital Markets Reform Bill) in 2001 has made it more tax-advantageous and easier for companies to issue commercial paper in Chile, adding an additional financing alternative.  To the extent permitted by the General Banking Law, we seek to maintain a competitive position in this respect through the investment banking activities of our subsidiary CAF.

Loans

As of December 31, 2007, our gross loan portfolio (excluding interbank loans) of Ch$4,317,422 million (approximately US$8,671 million) was the fifth largest among private Chilean banks sixth place among all banks operating in Chile.  Our gross loan portfolio (excluding interbank loans) represented 6.8% of the market for loans in the Chilean financial system (comprising all commercial banks) as of such date.  During the period 2003 to 2007, the compounded annual growth rate of our unconsolidated loan portfolio in real terms was 15.4% as compared to an increase of 13.4% in the average market loan portfolio.  As of December 31, 2007, our loan portfolio in real terms grew by 21.4% as compared to December 31, 2006 while the average market loan portfolio increased by 12.7% as compared to December 31, 2006.

The following table sets forth the aggregate outstanding loans for us and the six other private sector banks with the largest market shares in Chile as of December 31 in each of the last three years:

	Bank Loans(1)(2)
	As of December 31,
	2005		2006		2007
Banco Santander Santiago	Ch$	11,118,327	Ch$	12,629,795	Ch$	13,442,328
Banco de Chile(3)	9,804,133		11,316,796		12,873,291
Banco de Crédito e Inversiones (BCI)	6,070,445		7,028,874		7,877,412
BBVA	3,924,752		4,597,857		5,310,119
CorpBanca	3,123,671		3,578,379		4,345,435
Scotiabank Sudamericano(4)	3,187,154		3,610,955		4,199,256
Others	11,933,809		13,925,475		15,687,255
Total	Ch$	49,162,291	Ch$	56,688,131	Ch$	63,735,096

Source:  Chilean Superintendency of Banks.

(1)                                  The information in this table is presented on an unconsolidated basis (taking into account only each entity’s banking operations) and includes interbank lending.

(2)                                  All amounts stated in this table are in millions of constant Ch$ as of December 31, 2007.

(3)                                  Includes Citibank. Banco de Chile and Citibank Chile merged operations in January 2008.

(4)                                  Includes Banco Desarrollo. Scotiabank Sudamericano purchased Banco Desarrollo in 2007.

Deposits

We had consolidated deposits of Ch$2,756,910 million (approximately US$5,537 million) as of December 31, 2007, which consisted of our current accounts, bankers’ drafts, savings accounts, time deposits and other commitments.  In unconsolidated terms, our market share of 5.4% for deposits and other obligations as of such date ranks us in sixth place among private sector banks in Chile.

The following table sets forth the aggregate deposits for us and the six other private sector banks with the largest market share as of December 31 in each of the last three years:

	Bank Deposits and Other Obligations (1)(2)
	As of December 31,
	2005		2006		2007
Banco Santander Santiago	Ch$	8,884,686	Ch$	10,245,740	Ch$	10,862,211
Banco de Chile(3)	7,903,321		9,373,989		10,032,551
Banco de Crédito e Inversiones (BCI)	5,000,896		5,846,590		6,310,273
BBVA	3,282,484		3,734,168		4,137,124
Scotiabank Sudamericano(4)	2,291,737		2,373,416		2,820,446
CorpBanca	2,117,262		2,122,800		2,762,528
Others	11,778,680		12,711,419		14,036,798
Total	Ch$	41,259,066	Ch$	46,408,122	Ch$	50,961,931

Source:  Chilean Superintendency of Banks.

(1)                                  The information in this table is presented on an unconsolidated basis (taking into account only each entity’s banking operations) and includes deposits in current accounts, bankers’ drafts, savings accounts, and other interest-bearing and non-interest bearing deposits.

(2)                                  All amounts stated in this table are in millions of constant Ch$ as of December 31, 2007.

(3)                                  Includes Citibank. Banco de Chile and Citibank Chile merged operations in January 2008.

(4)                                  Includes Banco Desarrollo. Scotiabank Sudamericano purchased Banco Desarrollo in 2007.

Shareholders’ Equity

With Ch$433,625 million (approximately US$870,960 million) in shareholders’ equity (excluding net income), we were the fifth largest commercial bank in Chile by this measure as of December 31, 2007.

The following table sets forth the level of shareholders’ equity for us and the six largest private sector banks in Chile (measured by shareholders’ equity) as of December 31 in each of the last three years:

	Shareholders’ Equity (excluding net income)(1)
	As of December 31,
	2005		2006		2007
Banco Santander Santiago	Ch$	923,432	Ch$	1,030,779	Ch$	1,129,395
Banco de Chile(2)	923,977		990,707		1,108,588
Scotiabank Sudamericano(3)	306,158		321,804		886,677
Banco de Crédito e Inversiones (BCI)	433,347		502,037		568,559
CorpBanca	389,159		423,312		433,625
BBVA	284,117		286,656		334,913
Others	1,517,509		1,605,447		1,512,016
Total	Ch$	4,777,699	Ch$	5,160,742	Ch$	5,973,773

Source:  Chilean Superintendency of Banks.

(1)                                  All amounts stated in this table are in millions of constant Ch$ as of December 31, 2007.

(2)                                  Includes Citibank Chile. Banco de Chile and Citibank Chile merged operations in January 2008.

(3)                                  Includes Banco Desarrollo. Scotiabank Sudamericano purchased Banco Desarrollo in 2007.

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

Deposit Insurance

In Chile, the government guarantees up to 90.0% of the principal amount of certain time and demand deposits held by natural persons in the Chilean banking system.  The government guarantee covers those obligations with a maximum value of UF 120 per person (Ch$2,354,719 or US$4,730 as of December 31, 2007) per calendar year.

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

Minimum Capital

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$15,698 million or US$31.5 million as of December 31, 2007).  However, a bank may begin its operations with 50.0% of such amount, provided that it has a total capital ratio (defined as effective equity as a percentage of risk weighted assets) of not less than 12.0%.  When such a bank’s paid-in capital reaches UF600,000 (Ch$11,774 million or US$23.6 million as of December 31, 2007) the total capital ratio required is reduced to 10.0%.

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

The calculation of risk-weighted assets is based on a five category risk classification system to be applied to a bank asset that is based on the Basel Committee recommendations.

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

•                       a bank cannot extend to any entity or individual (or any one group of related entities), directly or indirectly, unsecured credit in an amount that exceeds 10.0% (previously 5.0%) of the bank’s effective equity, or in an amount that exceeds 30.0% (previously 25.0%) of its effective equity if the excess over 10.0% (previously 5.0%) is secured by certain assets with a value equal to or higher than such excess.  In the case of foreign export trade financing, the ceiling for unsecured credits is also 10.0% (previously 5.0%) and the ceiling for secured credits is also established at 30.0%.  In the case of financing infrastructure projects built through the concession mechanism, the 10.0% (previously 5.0%) ceiling for unsecured credits is 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession, while the ceiling for secured credits remains at 30% (previously 25.0%),

•                       a bank cannot extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its effective equity,

•                       a bank cannot directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank,

•                       a bank cannot lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank, and

•                       a bank cannot grant loans to related parties (including holders of more than 1.0% of its shares, except in the case of companies which are actively traded on the Santiago Stock Exchange, like CorpBanca, in which case the limit is 5.0%) on more favorable terms than those generally offered to non-related parties.  Loans granted to related parties are subject to the limitations described in the first bullet point above.  In addition, the aggregate amount of loans to related parties cannot exceed a bank’s effective equity.

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

Models Based on the Analysis of Commercial Borrowers of Ch$200 Million or More.  Current regulations require that all commercial loans of Ch$200 million or more be assigned to a risk category level, determined by considering the following risk factors:  the borrower’s (i) industry or sector, (ii) owners or managers, (iii) access to credit, (iv) payment capacity and (v) payment behavior (vi) net worth.  Based upon the analysis of the risk factors, the loan will be assigned to one of the risk categories.  If the borrower has no apparent credit risk, the loan will be classified as either A1, A2 or A3.  The loan will be classified as B if the borrower has some credit risk but no apparent deterioration of payment capacity.  Finally, if the borrower has diminished capacity to repay its loans, it will be classified as either C1, C2, C3, C4, D1 or D2.

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

Models Based on Group Analysis.  Under current regulations, the levels of required allowances for commercial loans less than Ch$200 million and all consumer loans and mortgage loans are to be determined by the bank.  This determination is made according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:  (i) a model based on the characteristics of the borrower and its outstanding loans, and/or (ii) a model based on the behavior of a group of loans.  For the first model, the borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level.  For the second model, loans with analogous past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.

Additional Provisions and Allowances.  Historically, a bank could also voluntarily maintain additional allowances for loan losses in excess of the minimum amounts required as global and individual allowances.  However, current regulations in effect as of January 1, 2004 no longer permit this.  Banks are now able to create provisions and allowances above the previously described limits only to cover specific risks that have been authorized by their board of directors.

We began provisioning in accordance with current regulations as of January 1, 2004. For further information, see “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Current Regulations Relating To Classification of Banks and Loans; Allowances for Loan Losses From January 1, 2004.”

Obligations Denominated in Foreign Currencies.  Foreign currency denominated obligations of Chilean banks are subjects to three requirements:

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

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our financial statements as well as “Item 5. Operating and Financial Review and Prospects.”  Pursuant to Chilean GAAP, unless otherwise indicated, financial data in the following tables as of December 31, 2003, 2004, 2005, 2006 and 2007 has been expressed in constant pesos as of December 31, 2007.  The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s CPI.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal rates and rates for our assets and liabilities for the year ended December 31, 2005, 2006 and 2007:

	Year ended December 31,
	2005						2006						2007
					Average	Average					Average	Average					Average	Average
	Average		Interest		Nominal	Real	Average		Interest		Nominal	Real	Average		Interest		Nominal	Real
	Balance		Earned		Rate	Rate	Balance		Earned		Rate	Rate	Balance		Earned		Rate	Rate
	(in millions of constant Ch$ as of December 31, 2007 except for percentages)
ASSETS
INTEREST EARNING ASSETS
Interbank deposits
Ch$	Ch$	48,098	Ch$	986	2.1%	(1.6)%	Ch$	57,146	Ch$	589	1.0%	(1.5)%	Ch$	44,070	Ch$	1,423	3.2%	(4.2)%
UF	—		—		—	—	—		—		—	—	—		—		—	—
Foreign currency	12,471		526		4.2	(7.6)	10,390		850		8.2	9.1	16,898		1,245		7.4	(6.8)
Total	60,569		1,512		2.5	(2.8)	67,536		1,439		2.1	0.1	60,968		2,668		4.4	(4.9)
Financial investments
Ch$	105,345		6,427		6.1	2.3	96,531		9,300		9.6	6.9	86,261		5,368		6.2	(1.5)
UF	290,181		28,372		9.8	5.9	69,769		4,598		6.6	3.9	109,732		8,622		7.9	0.1
Foreign currency	200,765		14,066		7.0	(5.2)	44,009		3,683		8.4	9.3	20,336		1,678		8.3	(6.0)
Total	596,291		48,865		8.2	1.5	210,309		17,581		8.4	6.4	216,329		15,668		7.2	(1.1)
Loans
Ch$	1,109,322		102,276		9.2	5.3	1,281,346		131,369		10.3	7.5	1,490,413		157,438		10.6	2.6
UF	718,091		61,499		8.6	4.7	913,703		63,268		6.9	4.2	1,128,565		135,095		12.0	3.9
Foreign currency	408,720		16,425		4.0	(7.8)	362,295		21,447		5.9	6.8	366,105		22,461		6.1	(7.8)
Total	2,236,133		180,200		8.1	2.7	2,557,344		216,084		8.5	6.2	2,985,083		314,994		10.6	1.8
Mortgage loans
Ch$	—		—		—	—	—		—		—	—	121		6		5.0	(2.6)
UF	414,771		38,344		9.2	5.3	347,605		26,695		7.7	5.0	335,955		41,236		12.3	4.2
Foreign currency	—		—		—	—	—		—		—	—	—		—		—	—
Total	414,771		38,344		9.2	5.3	347,605		26,695		7.7	5.0	336,076		41,242		12.3	4.1
Contingent loans
Ch$	44,204		—		—	—	50,091		—		—	—	64,353		—		—	—
UF	88,098		—		—	—	92,477		—		—	—	100,997		—		—	—
Foreign currency	95,547		362		0.4	(11.0)	116,224		317		0.3	1.2	120,211		104		0.1	(13.1)
Total	227,849		362		0.2	(4.6)	258,792		317		0.1	0.5	285,561		104		0.0	(5.5)
Past due loans
Ch$	9,246		2,429		26.3	21.8	11,439		2,687		23.5	20.4	11,966		3,431		28.7	19.4
UF	15,964		957		6.0	2.2	13,884		1,054		7.6	4.9	12,872		974		7.6	(0.2)
Foreign currency	104		—		—	—	234		1		0.4	1.3	653		15		2.3	(11.2)
Total	25,314		3,386		13.4	9.3	25,557		3,742		14.6	11.8	25,491		4,420		17.3	8.7
Total interest earning assets
Ch$	1,316,215		112,118		8.5	4.6	1,496,553		143,945		9.6	6.8	1,697,184		167,666		9.9	1.9
UF	1,527,105		129,172		8.5	4.6	1,437,438		95,615		6.7	3.9	1,688,121		185,927		11.0	3.0
Foreign currency	717,607		31,379		4.4	(7.5)	533,152		26,298		4.9	5.9	524,203		25,503		4.9	(8.9)
Total	Ch$	3,560,927	Ch$	272,669	7.7%	2.2%	Ch$	3,467,143	Ch$	265,858	7.7%	5.5%	Ch$	3,909,508	Ch$	379,096	9.7%	0.9%

	Year ended December 31,
	2005						2006						2007
					Average	Average					Average	Average					Average	Average
	Average		Interest		Nominal	Real	Average		Interest		Nominal	Real	Average		Interest		Nominal	Real
	Balance		Earned		Rate	Rate	Balance		Earned		Rate	Rate	Balance		Earned		Rate	Rate
	(in millions of constant Ch$ as of December 31, 2007 except for percentages)
NON-INTEREST EARNING ASSETS
Cash
Ch$	Ch$	81,164			—	—	Ch$	20,134			—	—	Ch$	39,841			—	—
UF	—				—	—	—				—	—	—				—	—
Foreign currency	18,071				—	—	16,113				—	—	17,188				—	—
Total	99,235				—	—	36,247				—	—	57,029				—	—
Allowance for loan losses
Ch$	(48,035)				—	—	(48,344)				—	—	(51,692)				—	—
UF	—				—	—	—				—	—	—				—	—
Foreign currency	—				—	—	—				—	—	—				—	—
Total	(48,035)				—	—	(48,344)				—	—	(51,692)				—	—
Fixed assets (1)
Ch$	36,418				—	—	36,692				—	—	34,183				—	—
UF	—				—	—	—				—	—	—				—	—
Foreign currency	—				—	—	531				—	—	1,187				—	—
Total	36,418				—	—	37,223				—	—	35,370				—	—
Other assets
Ch$	589,933				—	—	276,339				—	—	198,090				—	—
UF	6,107				—	—	4,793				—	—	6,617				—	—
Foreign currency	374,131				—	—	181,234				—	—	53,880				—	—
Total	970,171				—	—	462,366				—	—	258,587				—	—
Total non-interest earning assets
Ch$	659,480				—	—	284,821				—	—	220,422				—	—
UF	6,107				—	—	4,793				—	—	6,617				—	—
Foreign currency	392,202				—	—	197,878				—	—	72,255				—	—
Total	1,057,789				—	—	487,492				—	—	299,294				—	—
Total Assets (2)
Ch$	1,975,695		112,118		—	—	1,781,374		143,945		—	—	1,917,606		167,666		—	—
UF	1,533,212		129,172		—	—	1,442,231		95,615		—	—	1,694,738		185,927		—	—
Foreign currency	1,109,809		31,379		—	—	731,030		26,298		—	—	596,458		25,503		—	—
Total Ch$	Ch$	4,618,716	Ch$	272,669	—	—	Ch$	3,954,635	Ch$	265,858	—	—	Ch$	4,208,802	Ch$	379,096	—	—

(1)       According to accounting regulations issued by the Chilean Superintendency of Banks, fixed assets consist of traditional fixed assets and investment in other companies.

(2)       Represents total of interest earning and non-interest earning assets.

	Year ended December 31,
	2005						2006						2007
					Average	Average					Average	Average					Average	Average
	Average		Interest		Nominal	Real	Average		Interest		Nominal	Real	Average		Interest		Nominal	Real
	Balance		Paid		Rate	Rate	Balance		Paid		Rate	Rate	Balance		Paid		Rate	Rate
	(in millions of constant Ch$as of December 31, 2007 except for percentages)
LIABILITIES
INTEREST-BEARING LIABILITIES
Savings accounts
Ch$	Ch$	—	Ch$	—	—%	—%	Ch$	—	Ch$	—	—%	—%	Ch$	—	Ch$	—	—%	—%
UF	13,898		541		3.9	0.2	12,478		242		1.9	(0.6)	10,344		686		6.6	(1.1)
Foreign currency	—		—		—	—	—		—		—	—	—		—		—	—
Total	13,898		541		3.9	0.2	12,478		242		1.9	(0.6)	10,344		686		6.6	(1.1)
Time deposits
Ch$	1,412,971		57,479		4.1	0.4	1,374,399		72,896		5.3	2.6	1,574,816		92,545		5.9	(1.8)
UF	326,832		12,814		3.9	0.2	97,381		3,985		4.1	1.5	111,321		11,901		10.7	2.7
Foreign currency	197,199		6,022		3.1	(8.7)	188,360		9,169		4.9	5.8	238,671		12,637		5.3	(8.6)
Total	1,937,002		76,315		3.9	(0.6)	1,660,140		86,050		5.2	2.9	1,924,808		117,083		6.1	(2.4)
Central Bank borrowings
Ch$	6,612		250		3.8	0.1	1,403		59		4.2	1.6	12,199		653		5.4	(2.3)
UF	—		—		—	—	—		—		—	—	—		—		—	(7.2)
Foreign currency	20,445		676		3.3	(8.4)	8,699		442		5.1	6.0	—		—		—	—
Total	27,057		926		3.4	(6.4)	10,102		501		5.0	5.4	12,199		653		5.4	(2.3)
Repurchase agreements
Ch$	61,384		7,901		12.9	8.8	72,327		9,939		13.7	10.9	86,810		4,089		4.7	(2.9)
UF	17,820		2,296		12.9	8.9	2,927		397		13.6	10.7	4,802		283		5.9	(1.8)
Foreign currency	22,511		2,900		12.9	—	13,552		1,856		13.7	14.7	17,857		1,050		5.9	(8.1)
Total	101,715		13,097		12.9	6.9	88,806		12,192		13.7	11.4	109,469		5,422		5.0	(3.7)
Mortgage finance bonds
Ch$	—		—		—	—	164		6		3.7	1.0	261		9		3.4	(4.0)
UF	308,707		25,988		8.4	4.6	324,951		21,404		6.6	3.9	346,188		41,831		12.1	4.0
Foreign currency	—		—		—	—	—		—		—	—	—		—		—
Total	308,707		25,988		8.4	4.6	325,115		21,410		6.6	3.9	346,449		41,840		12.1	4.0
Other interest-bearing liabilities
Ch$	16,733		577		3.4	(0.2)	52,922		2,734		5.2	2.5	50,806		2,635		5.2	(2.4)
UF	119,839		16,151		13.5	9.4	253,163		15,410		6.1	3.4	302,123		32,981		10.9	2.9
Foreign currency	266,547		8,886		3.3	(8.4)	215,645		10,335		4.8	5.7	246,315		13,028		5.3	(8.6)
Total	403,119		25,614		6.4	(2.8)	521,730		28,479		5.5	4.3	599,244		48,644		8.1	(2.3)
Total interest-bearing liabilities
Ch$	1,497,700		66,207		4.4	0.7	1,501,215		85,634		5.7	3.0	1,724,892		99,931		5.8	(1.9)
UF	787,096		57,790		7.3	3.5	690,900		41,438		6.0	3.3	774,778		87,682		11.3	3.3
Foreign currency	506,702		18,484		3.6	(8.1)	426,256		21,802		5.1	6.0	502,843		26,715		5.3	(8.6)
Total	Ch$	2,791,498	Ch$	142,481	5.1%	(0.1)%	Ch$	2,618,371	Ch$	148,874	5.7%	3.6%	Ch$	3,002,513	Ch$	214,328	7.1%	(1.7)%

	Year ended December 31,
	2005						2006						2007
					Average	Average					Average	Average					Average	Average
	Average		Interest		Nominal	Real	Average		Interest		Nominal	Real	Average		Interest		Nominal	Real
	Balance		Paid		Rate	Rate	Balance		Paid		Rate	Rate	Balance		Paid		Rate	Rate
	(in millions of constant Ch$ as of December 31, 2007 except for percentages)
NON-INTEREST BEARING LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-interest-bearing demand deposits
Ch$	Ch$	249,808			—	—	Ch$	223,199			—	—	Ch$	285,428			—	—
UF	—				—	—	—				—	—	—				—	—
Foreign currency	16,324				—	—	15,308				—	—	15,307				—	—
Total	266,132				—	—	238,507				—	—	300,735				—	—
Contingent obligations
Ch$	44,519				—	—	50,370				—	—	64,603				—	—
UF	87,779				—	—	92,181				—	—	100,732				—	—
Foreign currency	96,158				—	—	117,763				—	—	121,198				—	—
Total	228,456				—	—	260,314				—	—	286,533				—	—
Other non-interest-bearing
Ch$	429,292				—	—	224,073				—	—	127,926				—	—
UF	3,631				—	—	2,640				—	—	2,838				—	—
Foreign currency	479,414				—	—	166,052				—	—	46,733				—	—
Total	912,337				—	—	392,765				—	—	177,497				—	—
Shareholders’ equity (1)
Ch$	420,293				—	—	444,678				—	—	441,524				—	—
UF	—				—	—	—				—	—	—				—	—
Foreign currency	—				—	—	—				—	—	—				—	—
Total	420,293				—	—	444,678				—	—	441,524				—	—
Total non-interest-bearing liabilities and shareholders’ equity
Ch$	1,143,912				—	—	942,320				—	—	919,481				—	—
UF	91,410				—	—	94,821				—	—	103,570				—	—
Foreign currency	591,896				—	—	299,123				—	—	183,238				—	—
Total	1,827,218				—	—	1,336,264				—	—	1,206,289				—	—
Total liabilities and shareholders’ equity (2)																	—	—
Ch$	2,641,612		66,207		—	—	2,443,535		85,634		—	—	2,644,373		99,931		—	—
UF	878,506		57,790		—	—	785,721		41,438		—	—	878,348		87,682		—	—
Foreign currency	1,098,598		18,484		—	—	725,379		21,802		—	—	686,081		26,715		—	—

Total	Ch$	4,618,716	Ch$	142,481	—	—	Ch$	3,954,635	Ch$	148,874	—	—	Ch$	4,208,802	Ch$	214,328	—	—

(1)           Consolidated shareholders’ equity of CorpBanca and its subsidiaries.

(2)           Represents total of interest-bearing and non-interest bearing liabilities and shareholders’ equity.

Interest-earning Assets–Net Interest Margin

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest, and illustrates the comparative margins obtained, for each of the periods indicated:

	Year ended December 31,
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Total average interest earning assets
Ch$	Ch$	1,316,215	Ch$	1,496,553	Ch$	1,697,184
UF	1,527,105		1,437,438		1,688,121
Foreign currency	717,607		533,152		524,203
Total	Ch$	3,560,927	Ch$	3,467,143	Ch$	3,909,508

Net interest earned (1)
Ch$	Ch$	45,911	Ch$	58,311	Ch$	67,735
UF	71,382		54,177		98,245
Foreign currency	12,895		4,496		(1,212)
Total	Ch$	130,188	Ch$	116,984	Ch$	164,768

Net interest margin, nominal basis (2)
Ch$	3.5%		3.9%		4.0%
UF	4.7%		3.8%		5.8%
Foreign currency	1.8%		0.8%		(0.2)%
Total	3.7%		3.4%		4.2%

(1)                                  Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)                                  Net interest margin is defined as net interest revenue divided by average interest-earning assets.

Changes in Net Interest Revenue and Interest Expense—Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our net interest revenue between changes in the average volume of interest-earning assets and interest bearing liabilities and changes in their respective nominal interest rates from 2005 to 2006 and from 2006 to 2007.  Volume and rate variances have been calculated based on movements in average balances over the year and changes in nominal interest rates, average interest-earning assets and average interest bearing liabilities.  The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Increase (Decrease)								Increase (Decrease)
	from 2005 to 2006								from 2006 to 2007
	due to changes in						Net change		due to changes in						Net change
					Rate and		from 2005						Rate and		from 2006
	Volume		Rate		Volume		to 2006		Volume		Rate		Volume		to 2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
INTEREST EARNING ASSETS
Interbank deposits
Ch$	Ch$	185	Ch$	(490)	Ch$	(92)	Ch$	(397)	Ch$	(135)	Ch$	1,256	Ch$	(287)	Ch$	834
UF	—		—		—		—		—		—		—		—
Foreign currency	(88)		494		(82)		324		532		(84)		(53)		395
Total	97		4		(174)		(73)		397		1,172		(340)		1,229
Financial investments
Ch$	(538)		3,722		(311)		2,873		(989)		(3,293)		350		(3,932)
UF	(21,550)		(9,248)		7,024		(23,774)		2,634		884		506		4,024
Foreign currency	(10,982)		2,736		(2,137)		(10,383)		(1,981)		(52)		28		(2,005)
Total	(33,070)		(2,790)		4,576		(31,284)		(336)		(2,461)		884		(1,913)
Loans
Ch$	15,861		11,448		1,784		29,093		21,434		3,985		650		26,069
UF	16,752		(11,777)		(3,206)		1,769		14,877		46,115		10,835		71,827
Foreign currency	(1,866)		7,770		(882)		5,022		226		779		9		1,014
Total	30,747		7,441		(2,304)		35,884		36,537		50,879		11,494		98,910
Mortgage loans
Ch$	—		—		—		—		—		—		6		6
UF	(6,209)		(6,491)		1,051		(11,649)		(895)		15,969		(533)		14,541
Foreign currency	—		—		—		—		—		—		—		—
Total	(6,209)		(6,491)		1,051		(11,649)		(895)		15,969		(527)		14,547
Contingent loans
Ch$	—		—		—		—		—		—		—		—
UF	—		—		—		—		—		—		—		—
Foreign currency	78		(101)		(22)		(45)		11		(216)		(8)		(213)
Total	78		(101)		(22)		(45)		11		(216)		(8)		(213)
Past due loans
Ch$	576		(257)		(61)		258		124		593		27		744
UF	(125)		255		(33)		97		(77)		(3)		—		(80)
Foreign currency	—		—		1		1		2		4		8		14
Total	451		(2)		(93)		356		49		594		35		678
Total interest earning assets
Ch$	16,084		14,423		1,320		31,827		20,434		2,541		746		23,721
UF	(11,132)		(27,261)		4,836		(33,557)		16,539		62,965		10,808		90,312
Foreign currency	(12,858)		10,899		(3,122)		(5,081)		(1,210)		431		(16)		(795)
Total	Ch$	(7,906)	Ch$	(1,939)	Ch$	3,034	Ch$	(6,811)	Ch$	35,763	Ch$	65,937	Ch$	11,538	Ch$	113,238

Increase (Decrease)	Increase (Decrease)
from 2005 to 2006	from 2006 to 2007
due to changes in	Net change	due to changes in	Net change
Rate and	from 2005	Rate and	from 2006
Volume	Rate	Volume	to 2006	Volume	Rate	Volume	to 2007
(in millions of constant Ch$ as of December 31, 2007, except for percentages)
INTEREST BEARING LIABILITIES
Savings accounts
Ch$	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—
UF	(55)	(272)	28	(299)	(41)	582	(97)	444
Foreign currency	—	—	—	—	—	—	—	—
Total	(55)	(272)	28	(299)	(41)	582	(97)	444
Time deposits
Ch$	(1,569)	17,464	(478)	15,417	10,630	7,875	1,144	19,649
UF	(8,997)	559	(391)	(8,829)	570	6,426	920	7,916
Foreign currency	(270)	3,577	(160)	3,147	2,449	804	215	3,468
Total	(10,836)	21,600	(1,029)	9,735	13,649	15,105	2,279	31,033
Central Bank borrowings
Ch$	(197)	28	(22)	(191)	454	16	124	594
UF	—	—	—	—	—	—	—	—
Foreign currency	(388)	363	(209)	(234)	(442)	(442)	442	(442)
Total	(585)	391	(231)	(425)	12	(426)	566	152
Repurchase agreements
Ch$	1,408	535	95	2,038	1,990	(6,533)	(1,307)	(5,850)
UF	(1,919)	121	(101)	(1,899)	254	(225)	(143)	(114)
Foreign currency	(1,154)	183	(73)	(1,044)	590	(1,059)	(337)	(806)
Total	(1,665)	839	(79)	(905)	2,834	(7,817)	(1,787)	(6,770)
Mortgage finance bonds
Ch$	—	—	6	6	4	—	(1)	3
UF	1,367	(5,652)	(299)	(4,584)	1,399	17,859	1,169	20,427
Foreign currency	—	—	—	—	—	—	—	—
Total	1,367	(5,652)	(293)	(4,578)	1,403	17,859	1,168	20,430
Other interest bearing liabilities
Ch$	1,248	287	622	2,157	(109)	11	(1)	(99)
UF	17,968	(8,856)	(9,853)	(741)	2,980	12,225	2,366	17,571
Foreign currency	(1,697)	3,889	(743)	1,449	1,470	1,070	153	2,693
Total	17,519	(4,680)	(9,974)	2,865	4,341	13,306	2,518	20,165
Total interest bearing liabilities
Ch$	890	18,314	223	19,427	12,969	1,369	(41)	14,297
UF	8,364	(14,100)	(10,616)	(16,352)	5,162	36,867	4,215	46,244
Foreign currency	(3,509)	8,012	(1,185)	3,318	4,067	373	473	4,913
Total	Ch$	5,745	Ch$	12,226	Ch$	(11,578)	Ch$	6,393	Ch$	22,198	Ch$	38,609	Ch$	4,647	Ch$	65,454

Return on Equity and Assets

The following table sets forth our return on average shareholders’ equity and average total assets and related information for each of the periods indicated.

	As of December 31,
	2005	2006	2007

Return on assets (net income divided by average total assets)	1.2%	1.1%	1.2%
Return on equity (net income divided by average Shareholders’ Equity)	13.7%	9.4%	11.6%
Dividend payout ratio (dividend declared per share divided by the total number of shares)(1)	50.0%	75.0%	50.0%
Equity to assets ratio (average Shareholders’ Equity divided by average total assets)	9.1%	11.2%	10.5%

(1)                          Dividend declared after year end

Investment Portfolio

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held-to-maturity. As of December 31, 2005, 2006 and 2007 we have not classified any securities as held-to-maturity.

Financial investments as of December 31, 2005, 2006 and 2007 are as follows:

	As of December 31,
	2005		2006		2007
	(in millions of constant Ch$ of December 31, 2007)
Held-for-Trading:
Central Bank and government securities
Central Bank securities	Ch$	—	Ch$	49,741	Ch$	114,045
Chilean Treasury bonds	—		3,007		10,649
Other securities	—		2		2
Subtotal	—		52,750		124,696
Other financial securities
Time deposits in Chilean financial institutions	—		69,350		13,019
Mortgage finance bonds	—		4,095		3,504
Chilean financial institutions bonds	—		1,760		1,820
Chilean corporate bonds	—		—		83
Other Chilean securities	—		5,648		—
Subtotal	—		80,853		18,426
Total	—		133,603		143,122

Available-for-sale:
Central Bank and government securities
Central Bank securities	25,286		—		2,984
Chilean Treasury bonds	173		—		—
Other securities	2		—		—
Subtotal	25,461		—		2,984
Other financial securities
Time deposits in Chilean financial institutions	111,963		18,265		38,382
Mortgage finance bonds	120,637		1		—
Chilean financial institutions bonds	475		—		—
Chilean corporate bonds	85,213		6,721		—
Central Bank and government foreign securities	31,205		5,095		—
Other foreign securities	79,508
Subtotal	429,001		30,082		38,382
Total	454,462		30,082		41,366
Total financial investments	Ch$	454,462	Ch$	163,685	Ch$	184,488

In addition to the securities issued by the Central Bank and the Chilean government disclosed above, we also have a concentration of investments in time deposits and mortgage securities (Ch$6,915 million) issued by Banco del Estado de Chile, representing approximately 1.4% of our shareholders’ equity, at December 31, 2007.

We do not hold securities of any issuer other than the Chilean Central Bank, which the aggregate book value of the investment exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

During the latter part of 2005, long-term interest rates prevailing in Chile began to rise.  In particular, the benchmark interest rates applicable to Central Bank bonds with maturities of five and ten years experienced significant increases.  As prevailing benchmark interest rates in Chile began to rise, the marked-to-market value of the peso- and UF-denominated bonds held in our investment portfolio began to decline.  This increase in rates and concurrent decrease in value of our investment portfolio would have resulted in significant losses when such bonds were marked-to-market in connection with the preparation of our financial statements.  In response to the magnitude of losses that would have been generated by maintaining our investment portfolio as it was constituted prior to October 2005, we began to gradually liquidate our investment portfolios through sales transactions carried out in the Chilean financial markets. We continued this liquidation process through the first half of 2006 and as a result our financial investments as of December 31, 2006 amounted to Ch$163,685 million as compared to Ch$454,463 million as of December 31, 2005. As of December 31, 2005 and 2006, our investment portfolio as a percentage of total assets decreased from 12% to 4%, respectively.  As of December 31, 2007 our Trading and Available-for-Sale investment portfolio amounted to Ch$184,488 million, or 3.8% as a percentage of total assets. During 2007, there were no material changes in our Trading and Available-for-Sale investment portfolio. See “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Liquidity—Financial Investments.”

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2007:

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	(in millions of constant Ch$ of December 31, 2007)
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
Held-for-Trading:
Central Bank and government securities
Central Bank securities	52,511	3.7	55,658	3.6	5,393	3.5	483	2.9	114,045
Chilean Treasury bonds	412	4.6	1,476	4.6	4,439	4.9	4,322	3.2	10,649
Other securities	—	—	2	6.7	—	—	—	—	2
Subtotal	52,923	3.7	57,136	3.6	9,832	4.1	4,805	3.2	124,696
Other financial securities
Time deposits in Chilean financial institutions	11,962	6.3	1,057	5.6	—	—	—	—	13,019
Mortgage finance bonds	536	3.9	1,190	3.6	1,658	3.9	120	4.3	3,504
Chilean financial institutions bonds	—	—	1,820	2.9	—	—	—	—	1,820
Other Chilean securities	—	—	83	6.2	—	—	—	—	83
Subtotal	12,498	6.2	4,150	3.9	1,658	3.9	120	4.3	18,426
Total	65,421	4.2	61,286	3.6	11,490	4.1	4,925	3.2	143,122

Available-for-sale:
Central Bank and Government Securities
Central Bank Securities	1,872	3.2	1,112	3.2	—	—	—	—	2,984
Subtotal	1,872	3.2	1,112	3.2	—	—	—	—	2,984
Others Financial Securities
Time deposits in Chilean Financial Institutions	38,382	6.1	—	—	—	—	—	—	38,382
Subtotal	38,382	6.1	—	—	—	—	—	—	38,382
Total	40,254	6.0	1,112	3.2	—	—	—	—	41,366
Total Financial investments	105,675	4.9	62,398	3.6	11,490	4.1	4,925	3.2	184,488

Loan portfolio

The following table analyzes our loans by type of loan.  Except where otherwise specified, all loan amounts stated below are before deduction for the allowance for loan losses.  Total loans reflect our loan portfolio, including past due principal amounts.

	As of December 31,
	2003		2004		2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)

Commercial loans
General commercial loans	Ch$	1,129,883	Ch$	1,276,203	Ch$	1,428,717	Ch$	1,618,753	Ch$	2,137,335
Foreign trade loans	162,439		202,966		230,954		254,537		270,368
Interbank loans	4,658		22,724		32,908		21,486		28,014
Leasing contracts	179,283		203,360		230,195		243,364		257,140
Factored receivables	43,369		68,296		65,792		76,845		91,143
Other outstanding loans	47,183		97,575		134,486		200,031		372,073
Subtotal commercial loans	1,566,815		1,871,124		2,123,052		2,415,016		3,156,073

Mortgage loans
Residential	116,746		105,189		121,598		169,324		150,718
Commercial	239,114		228,066		216,133		203,110		182,647
Subtotal mortgage loans	355,860		333,255		337,731		372,434		333,365

Consumer loans	254,018		325,832		386,663		468,232		509,956
Past due loans
Commercial loans	27,135		19,486		24,056		16,523		18,121
Residential mortgage loans	1,796		1,713		2,241		2,401		2,577
Consumer loans	1,200		1,115		1,115		1,606		2,754
Past due loans	30,131		22,314		27,412		20,530		23,452
Subtotal	2,206,824		2,552,525		2,874,858		3,276,212		4,022,846

Contingent loans (1)	230,107		223,534		248,411		302,168		322,590
Total loans (2)	Ch$	2,436,931	Ch$	2,776,059	Ch$	3,123,269	Ch$	3,578,380	Ch$	4,345,436

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

Consumer loans are loans to individuals, granted in pesos, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services.  They also include credit card balances subject to interest charges.  Consumer loans represent the largest portion of our portfolio of loans to individuals.  Interest accrues daily on a 30- or 360-day basis.  Loan payments are scheduled monthly.  Although we determine the interest rate, it cannot exceed the maximum rate for consumer loans established by the Chilean Superintendency of Banks.

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

Risks Index of Our Loan Portfolio

Our risk index for 2003 and prior years was calculated using the methodology established by the Chilean Superintendency of Banks and did not include additional or voluntary allowances.  From January 1, 2004, additional and voluntary allowances have been included in the calculation of our risk index resulting in a higher index. The risk index is calculated as total loans over allowances for loan losses.

Commercial loans.  The risk index of our commercial portfolio was 1.45% as of December 31, 2003, but increased to 1.56% as of December 2004 because of changes in loan classification methods which were implemented during the year.  Our  risk index as of December 31, 2005, 2006 and 2007 was 1.39%, 1.08% and 0.77%, respectively.  This decrease is mainly due to the better overall condition of the domestic economy and, accordingly, of our customers.  The quality of our commercial loans depends on Chilean GDP growth, interest rates, changes in regulations, the general level of indebtedness and other economic conditions.

Mortgage loans.  The risk index of our residential mortgages improved from 0.56% as of December 31, 2003 to 0.30% in December 2007 (0.41% and 0.35% as of December 31, 2004 and 2005, respectively) which was mainly due to improving economic conditions in Chile.

Consumer loans.  The risk index of our consumer loans was at 2.95% as of December 31, 2003 (3.92% and 3.64% as of December 31, 2004 and 2005, respectively).  This trend continued the following and reached 4.07% and

5.31% as of December 31, 2006 and 2007, respectively.  This increase is principally due to our growth in more profitable products which are associated with greater risk.

Foreign trade loans.  The risk factors of foreign trade loans include those that affect commercial loans and, additionally, risks such as fluctuations in real exchange rates, international foreign trade policies and international commodity prices.

Leasing.  The risk index of our leasing operations was at 0.78% as of December 31, 2003.  This index increased to 1.04%, 1.08%, 1.19% and 0.97% as of December 31, 2004, 2005, 2006 and 2007, respectively.

Factoring.  The risk index of our factoring operations as of December 31, 2003 was 0.20%,  This subsequently increased and remained flat.  As of December 31, 2007 this index was at 1.00%.

In order to reduce the risks of the loan portfolio, our credit committee meets weekly to review and approve or decline new loan proposals.  See “—Regulation and Supervision—Lending Limits” above and “—Credit Review Process.”

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis of our loans by type and time remaining to maturity as of December 31, 2007:

	Balance as of December 31, 2007		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years
		(in millions of constant Ch$ as of December 31, 2007)

Commercial loans	Ch$	2,137,335	Ch$	416,292	Ch$	490,842	Ch$	200,157	Ch$	365,426	Ch$	309,187	Ch$	355,431
Consumer loans	509,956		65,393		53,299		66,786		177,132		109,388		37,958
Mortgage loans	333,365		2,526		11,621		14,070		55,201		54,575		195,372
Foreign trade loans	270,368		68,486		165,350		26,152		4,075		4,106		2,199
Leasing contracts	257,140		5,608		29,463		32,814		91,413		43,708		54,134
Factored receivables	91,143		45,195		23,474		1,424		7,870		4,628		8,552
Interbank loans	28,014		28,014		—		—		—		—		—
Other outstanding loans	372,073		2,536		5,688		6,965		29,153		31,330		296,401
Past due loans	23,452		23,452		—		—		—		—		—
Subtotal	4,022,846		657,502		779,737		348,368		730,270		556,922		950,047
Contingent loans	322,590		60,649		116,405		75,150		66,155		3,740		491
Total loans	Ch$	4,345,436	Ch$	718,151	Ch$	896,142	Ch$	423,518	Ch$	796,425	Ch$	560,662	Ch$	950,538

The following tables present the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2007.

	As of December 31, 2007
Variable rate:
Ch$	Ch$	213,021
UF	418,962
Ch$ indexed to US$	8,388
Foreign currency	95,519
Subtotal	735,890
Fixed rate:
Ch$	465,451
UF	1,038,645
Ch$ indexed to US$	6,730
Foreign currency	60,909
Subtotal	1,571,735
Total	Ch$	2,307,625

The following table sets forth an analysis of our foreign loans by type and time remaining to maturity as of December 31, 2007:

					After		After		After		After
					1 month		6 months		1 year		3 years
			Due within		but within		but within		but within		but within		Due after
	Total		1 month		6 months		12 months		3 years		5 years		5 years
	(in millions of constant Ch$ as of December 31, 2007)

Commercial loans	Ch$	78,731	Ch$	38,754	Ch$	25,107	Ch$	5,206	Ch$	4,608	Ch$	5,009	Ch$	47
Foreign trade loans	16,630		4,945		8,775		1,057		1,853		—		—
Total	Ch$	95,361	Ch$	43,699	Ch$	33,882	Ch$	6,263	Ch$	6,461	Ch$	5,009	Ch$	47

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

	As of December 31,
	2005			2006			2007
	Loan		% of Loan	Loan		% of Loan	Loan		% of Loan
	Portfolio		Portfolio	Portfolio		Portfolio	Portfolio		Portfolio
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)

Agriculture, Livestock, Agribusiness, Fishing
Agriculture and livestock	Ch$	57,890	2.0%	Ch$	60,484	1.8%	Ch$	63,043	1.6%
Fruit	47,386		1.7	59,520		1.8	57,606		1.4
Forestry and wood extraction	46,923		1.6	28,249		0.9	27,618		0.7
Fishing	29,816		1.0	31,196		1.0	52,624		1.3
Subtotal	182,015		6.3	179,449		5.5	200,891		5.0
Mining and Petroleum
Mining and quarries	75,146		2.6	111,924		3.4	57,842		1.4
Subtotal	75,146		2.6	111,924		3.4	57,842		1.4
Manufacturing
Tobacco, food and beverages	57,465		2.0	79,769		2.4	71,772		1.8
Textiles, clothing and leather goods	17,587		0.6	17,881		0.5	17,729		0.4
Oil refining, carbon and rubber	109,797		3.8	114,785		3.5	136,828		3.4
Production of basic metal, non minerals, machine and equipment	1,881		0.1	1,545		0.1	2,574		0.1
Other	—		—	—		—	12,946		0.3
Subtotal	186,730		6.5	213,980		6.5	241,849		6.0
Electricity, Gas and Water
Electricity, gas and water	49,246		1.7	94,139		2.9	118,140		2.9
Subtotal	49,246		1.7	94,139		2.9	118,140		2.9
Construction
Residential buildings	17,857		0.6	10,987		0.3	5,108		0.1
Other constructions	187,251		6.5	213,583		6.5	233,829		5.8
Subtotal	205,108		7.1	224,570		6.8	238,937		5.9
Commerce
Wholesale	118,643		4.1	137,746		4.2	165,693		4.1
Retail, restaurants and hotels	134,190		4.7	114,728		3.5	140,127		3.5
Subtotal	252,833		8.8	252,474		7.7	305,820		7.6
Transport, Storage and Communications
Transport and storage	96,069		3.3	110,359		3.4	117,580		2.9
Communications	31,447		1.1	23,958		0.7	26,710		0.7
Subtotal	127,516		4.4	134,317		4.1	144,290		3.6
Financial services
Financial and insurance companies	508,196		17.7	499,085		15.3	795,087		19.8
Subtotal	508,196		17.7	499,085		15.3	795,087		19.8

	As of December 31,
	2005			2006			2007
	Loan		% of Loan	Loan		% of Loan	Loan		% of Loan
	Portfolio		Portfolio	Portfolio		Portfolio	Portfolio		Portfolio
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)

Community, Social and Personal Services
Community, social and personal services	346,766		12.1	405,892		12.4	534,822		13.4
Subtotal	346,766		12.1	405,892		12.4	534,822		13.4
Consumer credit(1)	387,777		13.5	469,837		14.3	512,710		12.7
Residential Mortgage Loans(1)	257,185		9.0	369,935		11.3	523,467		13.0
Lease contracts(1)	230,310		8.0	243,456		7.4	257,275		6.4
Factoring(1)	66,031		2.3	77,154		2.4	91,716		2.3
Total	Ch$	2,874,859	100.0%	Ch$	3,276,212	100.0%	Ch$	4,022,846	100.0%

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

	As of December 31,
	2005		2006		2007
	(in millions of constant Ch$ of December 31, 2007)

Argentina	Ch$	9,212	Ch$	14,129	Ch$	17,629
Bolivia	53		—		7
Brazil	7,054		2,481		16,592
Canada	409		566		—
Cayman Islands	—		1,182		11,248
China	571		593		11
Colombia	453		209		482
Italy	—		200		—
Korea	74		—		—
Ecuador	398		26		—
England	16		—		9
Japan	49		24		—
Mexico	54		—		3,879
New Zealand	—		—		199
Peru	3,433		3,475		4,953
Spain	405		—		128
Switzerland	—		4,092		51
United States	6,677		6,598		31,612
Uruguay	469		—		—
Venezuela	16,550		14,584		8,561
Total (1)	Ch$	45,877	Ch$	48,159	Ch$	95,361

(1)                                  Foreign loans are mainly interbank or commercial loans.

We also maintain deposits abroad (primarily demand deposits) in foreign banks, as needed to conduct our foreign trade transactions.  The table below lists the amounts of foreign deposits by country as of December 31, 2005, 2006 and 2007.

	As of December 31,
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)

Australia	Ch$	—	Ch$	—	Ch$	59
Canada	220		64		317
Denmark	4		8		5
Germany	154		99		396
Italy	233		703		95
Japan	189		4,378		44
Norway	8		27		4
Spain	26		19		210
Sweden	1		—		2
Switzerland	41		9		—
United Kingdom	12		293		18
United States	11,015		13,606		20,457
Total	Ch$	11,903	Ch$	19,206	Ch$	21,607

Companies Credit Risk Division

The objective of the Companies Credit Risk Division is to maintain an adequate ratio of risk to return for the wholesale loan portfolio, provide a balance between commercial business goals, and to maintain sound acceptance criteria. These objectives are all in accordance with our strategic objectives.

To accomplish this goal, this division combines the following elements: (i) personnel with significant experience from various divisions; (ii) a sound, risk-conscious culture aligned with the Bank’s strategy; (iii) a well defined wholesale credit process, in terms of approval, monitoring and collection procedures; (iv) a regulatory and preventive outlook on risk; (v) active participation in the loan approval process, complete with a market-segmented structure; (vi) supervision of the loan approval process via Monitoring, Default and Ex-post Review Committees; (vii) dissemination of a risk-conscious culture throughout the Bank; (viii) continuous training for executives in the commercial and risk areas; and (ix) direct participation through the Risk Division in managing and collecting on deteriorated loans.

In addition, we have a number of Credit Committees with the ability to approve loans within certain amounts and terms depending on the credit risk rating of the potential borrower. Various risk managers of different levels of seniority participate in the credit approval process when certain predefined credit levels are surpassed  (see “Item 4. Credit Review Process).

Commercial Risk

We are in the process of reorganizing our loan portfolio by increasing our share of the retail and small and medium-sized commercial market segments. As a result, managing risks in these segments is a key factor in our strategic development.

We continue to modernize and improve our risk management practices through a series of investments in technology. These investments have been made in order to improve loan evaluation, monitoring, and collecting processes as well as intelligence, modeling decision-making, forecasts, and reengineering of all associated processes.

The model used to manage commercial credit risk is based on a comprehensive analysis of risk and return, aimed at complying with projected indices and figures.

The specific objectives of the Commercial Risk Division are to: (i) plan, manage, forecast and control risks within each line of business; (ii) design and implement action plans to adjust relevant projections or deviations to the desired risk level for each line of business; (iii) provide the Bank with clear, simple, safe and systematic processes for credit flows and collections; (iv) develop the decision-making, segmentation, valuation and forecasting models as well as information systems necessary for methodical risk management; (v) maintain the Board of Directors informed as to the development of risk conditions affecting the Bank’s diverse areas of business and (vi) ensure  compliance with numerous risk management standards and regulations.

The following methodologies are used by the Commercial Risk Division:

1.              Admission and Initial Approval: Our main strategy for this stage is to develop and apply automated decision-making models that consider a prospective client’s demographics, credit history, net worth and ability to pay over other variables such as collateral, co-signers, etc.  These same concepts are applied by the various committees in completing non-automated evaluations.

We have numerous local committees at branch offices, in regions outside Santiago and within central commercial areas, all of which have been delegated decision-making authority based on pre-defined profiles and amounts.  In addition, we have specialized central risk units that analyze and resolve special cases.

Portfolio Management: Portfolio management is based on a comprehensive look at various factors, including, among others, a borrower’s credit behavior, ability to pay and net worth. This is carried out via continuous valuation with automated decision-making and forecast models.

Collection Management: We perform collection activities during the various phases of default, via companies with significant experience in these matters that are well integrated in the local market. Internally, we analyze, develop and monitor different collection strategies and tactics to implement any necessary changes and improvements to these processes in a timely manner. The collection strategy is based mainly on a thorough assessment of the borrower, with emphasis on early defaults so as to address problems in a timely manner.

2.              Provision Models: We use a methodology for provisioning for consumer and mortgage loans.  This methodology consists of statistical models based on the borrower’s credit behavior, including any noncompliance with other financial and commercial institutions, the length of default and the demographics of the client and its segment.

Credit Review Process

We perform a credit analysis of our entire commercial and retail (consumer) borrowers.  Credit risk presented by our current or potential borrowers is evaluated in accordance to policies and standards which have been approved by our Board of Directors.

A potential commercial borrower’s evaluation focuses primarily on the credit history and reputation of its owners and management, its market position and the demand for its products or services, its production processes and facilities, its current and projected cash flows, its solvency and when it applies, the guarantees offered in connection with the loan.  We also use tools such as sector reports, standard risk models for major industries, and reports relating to the potential commercial borrower’s sales patterns.

In the case of individual retail borrowers, the credit approval process is based primarily on an evaluation of the borrower’s credit behavior which combines the applicant’s commercial behavioral variables such as current debt levels, ability to pay and socio-economic level, among others, along with centralized evaluation and decision-making systems in cases where the applicant does not fit the standard model.  The information presented by a prospective borrower is evaluated by considering the individual’s income, expenses, personal assets, credit history and our previous experience (if any) with the individual.

Prior to extending credit to a commercial borrower, we assign a credit risk rating to such potential borrower based on our analysis that helps identify each applicant’s risk profile.  These ratings are based on a scale of 1 to 10, with a rating of 1 being excellent and rating of 10 corresponding to certain loss.  In general, we consider ratings 1 through 6 to be acceptable ratings, and ratings 7 through 10 to be indicative of probable losses.  Loan approvals are made at various levels and with varying degrees of involvement by different categories of executives (A through I) depending on the credit risk rating we have assigned to the potential borrower, the size of the loan under consideration and the collateral offered, if any.  Collateral granted for loans generally consists of mortgages on real estate.  In all cases, the approval of at least three officers is required in order to approve a loan.

Our evaluation of a potential transaction with a borrower is based on the concept of total customer risk.  Total customer risk takes into account (i) the direct risk (actual and potential), (ii) the indirect risk, and (iii) the risks related to the client, such as having common partners, being part of an economic group or common guarantees.

The following table shows the category of executives that is required to approve secured and unsecured commercial borrowing transactions, according to the credit risk rating of the potential borrower and the U.S. dollar amount of the total customer risk based on exchange rates in effect at the time that the application for credit is made:

Category of Executives That	Maximum Amount of Total Customer Credit Risk in U.S. Dollars
May Approve Transaction	Rating 1 and 2		Rating 3		Rating 4 and 5		Rating 6 and above
Superior Committee	U.S.$	15,000,000	U.S.$	8,000,000	U.S.$	5,000,000	U.S.$	1,500,000
Divisional Committee	5,000,000		3,000,000		2,500,000		750,000
Manager Committee	3,000,000		1,500,000		1,500,000		500,000
A Executives	1,500,000		1,000,000		1,000,000		300,000
Risk Committee	1,000,000		1,000,000		850,000		300,000
B Executives	750,000		500,000		500,000		200,000

All transactions at the Risk Committee level or higher are reviewed by our credit risk managers.

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

	Maximum Amount of
	Total Customer Credit
Category of Executives That May Approve Transaction	Risk in U.S. Dollars
	Unsecured		Secured
C Executives	U.S$	120,000	US$	250,000
D Executives	80,000		200,000
E Executives	60,000		160,000
F Executives	30,000		120,000
G Executives	20,000		80,000
H Executives	10,000		40,000
I Executives	5,000		10,000

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

The required provisions relating to each loan category vary depending on whether the commercial loan is secured by real property, as shown in the table below:

		Required Provisions
Superintendency’s Categories	CorpBanca’s Categories	Commercial Loans	Commercial Mortgage Loans	Estimated Loan Recovery

A1 – Excellent	1 – Excellent	0%	0%	100%
A2 – Strong	2 – Strong	0%	0%	100%
A3 – Good	3 – Good	0%	0%	100%
A3 – Acceptable	4 – Acceptable	0.45%	0.35%	100%
B – Marginal	5 – Marginal	1.40%	1.24%	100%
C1 – Weak	5D – Weak	2%	2%	97%
C2 – Vigilance	6 – Vigilance	10%	10%	81% to 96%
C3 – Vulnerable	7 – Vulnerable	25%	25%	71% to 80%
C4 – Sub-Standard	8 – Sub-Standard	40%	40%	51% to 70%
D1 – Doubtful	9 – Doubtful	65%	65%	21% to 50%
D2 – Loss	10 – Loss	90%	90%	0% to 20%

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

Prior System		Current System
Category	Required Provision	Category	Required Provision
A	0.0%	1	0.0%
		2	0.0%
		3	0.0%
		4	0.45% / 0.35%(1)
B	1.0%	5	1.4% / 1.24%(1)
		5-D	2.0%
B-	20.0%	6	10.0%
		7	25.0%
C	60.0%	8	40.0%
		9	65.0%
D	90.0%	10	90.0%

(1) Related to the provisions required for Commercial Mortgage loans.

Analysis of our Loan Classification

The following tables provide statistical data regarding the classification of our loans as of the end of each of the last five years.  Although the classification system applicable prior to 2004 differs from the currently applicable classification system, we have applied the pre-2004 system to the tables below, including with respect to the information as of December 31, 2004, 2005, 2006 and 2007, for ease of comparison to prior years.

	As of December 31, 2003
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)

A	Ch$	781,641	Ch$	207,426	Ch$	113,313	Ch$	1,102,380	49.2%
B	1,045,518		33,073		11,135		1,089,726		48.6
B-	13,261		6,748		3,038		23,047		1.0
C	16,296		4,402		—		20,698		0.9
D	3,103		3,569		—		6,672		0.3
Total of evaluated loans	Ch$	1,859,819	Ch$	255,218	Ch$	127,486	Ch$	2,242,523	100.0%
Total loans	Ch$	2,054,227	Ch$	255,218	Ch$	127,486	Ch$	2,436,931
Percentage evaluated	90.5%		100.0%		100.0%		92.0%

	As of December 31, 2004
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)

A	Ch$	1,174,402	Ch$	282,174	Ch$	185,810	Ch$	1,642,386	68.3%
B	652,643		29,421		12,265		694,329		28.9
B-	34,208		6,301		3,216		43,725		1.8
C	15,439		4,717		—		20,156		0.8
D	950		4,334		—		5,284		0.2
Total of evaluated loans	Ch$	1,877,642	Ch$	326,947	Ch$	201,291	Ch$	2,405,880	100.0%
Total loans	Ch$	2,247,821	Ch$	326,947	Ch$	201,291	Ch$	2,776,059
Percentage evaluated	83.5%		100.0%		100.0%		86.7%

	As of December 31, 2005
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)

A	Ch$	1,338,414	Ch$	340,107	Ch$	243,930	Ch$	1,922,451	70.3%
B	708,756		33,527		9,913		752,196		27.5
B-	23,605		6,341		3,342		33,288		1.2
C	17,561		4,076		—		21,637		0.8
D	1,538		3,727		—		5,265		0.2
Total of evaluated loans	Ch$	2,089,874	Ch$	387,778	Ch$	257,185	Ch$	2,734,837	100.0%
Total loans	Ch$	2,478,306	Ch$	387,778	Ch$	257,185	Ch$	3,123,269
Percentage evaluated	84.3%		100.0%		100.0%		87.6%

	As of December 31, 2006
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)

A	Ch$	1,616,444	Ch$	399,674	Ch$	356,350	Ch$	2,372,468	75.2%
B	667,624		48,724		10,414		726,762		23.0
B-	20,228		10,002		3,172		33,402		1.1
C	9,171		6,647		—		15,818		0.5
D	1,551		4,791		—		6,342		0.2
Total of evaluated loans	Ch$	2,315,018	Ch$	469,838	Ch$	369,936	Ch$	3,154,792	100.0%
Total loans	Ch$	2,738,606	Ch$	469,838	Ch$	369,936	Ch$	3,578,380
Percentage evaluated	84.5%		100.0%		100.0%		88.2%

	As of December 31, 2007
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)

A	Ch$	2,228,195	Ch$	420,270	Ch$	487,734	Ch$	3,136,199	80.8%
B	598,718		56,691		31,972		687,381		17.7
B-	10,469		13,943		3,760		28,172		0.7
C	7,999		11,167		—		19,166		0.5
D	1,461		10,639		—		12,100		0.3
Total of evaluated loans	Ch$	2,846,842	Ch$	512,710	Ch$	523,466	Ch$	3,883,018	100.0%
Total loans	Ch$	3,309,260	Ch$	512,710	Ch$	523,466	Ch$	4,345,436
Percentage evaluated	86.0%		100.0%		100.0%		89.4%

The following tables provide statistical data regarding the classification of our loans as of the end of each of the last four years, applying the classification system under the Chilean Superintendency of Banks regulations that has been in effect since January 2004:

	As of December 31, 2004
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)

A1	Ch$	151	Ch$	—	Ch$	—	Ch$	151	—%
A2	65,626		—		—		65,626		2.7
A3	1,108,625		62,453		192,788		1,363,866		56.8
B	552,645		123,185		3,976		679,806		28.3
C1	99,999		118,767		2,600		221,366		9.2
C2	28,673		12,071		971		41,715		1.7
C3	5,535		4,242		769		10,546		0.4
C4	2,317		2,865		77		5,259		0.2
D1	13,121		1,561		110		14,792		0.6
D2	950		1,803		—		2,753		0.1
Total of evaluated loans	Ch$	1,877,642	Ch$	326,947	Ch$	201,291	Ch$	2,405,880	100.0%
Total loans	Ch$	2,247,821	Ch$	326,947	Ch$	201,291	Ch$	2,776,059
Percentage evaluated	83.5%		100.0%		100.0%		86.7%

	As of December 31, 2005
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)

A1	Ch$	26,316	Ch$	—	Ch$	—	Ch$	26,316	1.0%
A2	420,302		—		—		420,302		15.4
A3	891,796		79,036		249,049		1,219,881		44.6
B	603,361		137,136		3,547		744,044		27.2
C1	105,395		150,101		2,817		258,313		9.4
C2	22,644		12,120		686		35,450		1.3
C3	961		3,339		738		5,038		0.2
C4	4,536		2,506		220		7,262		0.3
D1	13,025		1,475		128		14,628		0.5
D2	1,538		2,065		—		3,603		0.1
Total of evaluated loans	Ch$	2,089,874	Ch$	387,778	Ch$	257,185	Ch$	2,734,837	100.0%
Total loans	Ch$	2,478,306	Ch$	387,778	Ch$	257,185	Ch$	3,123,269
Percentage evaluated	84.3%		100.0%		100.0%		87.6%

	As of December 31, 2006
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)

A1	Ch$	6,020	Ch$	—	Ch$	—	Ch$	6,020	0.2%
A2	570,513		—		—		570,513		18.1
A3	1,039,911		80,331		361,783		1,482,025		47.0
B	557,667		163,180		3,653		724,500		23.0
C1	109,957		194,607		2,400		306,964		9.7
C2	9,095		18,391		1,173		28,659		0.9
C3	11,133		4,966		579		16,678		0.5
C4	6,298		3,721		216		10,235		0.3
D1	2,873		2,351		132		5,356		0.2
D2	1,551		2,291		—		3,842		0.1
Total of evaluated loans	Ch$	2,315,018	Ch$	469,838	Ch$	369,936	Ch$	3,154,792	100.0%
Total loans	Ch$	2,738,606	Ch$	469,838	Ch$	369,936	Ch$	3,578,380
Percentage evaluated	84.5%		100.0%		100.0%		88.2%

	As of December 31, 2007
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)

A1	Ch$	23,259	Ch$	—	Ch$	—	Ch$	23,259	0.6%
A2	1,262,036		—		—		1,262,036		32.5
A3	942,900		82,216		501,790		1,526,906		39.3
B	482,347		172,904		12,727		667,978		17.2
C1	116,371		210,479		6,449		333,299		8.6
C2	6,405		23,978		960		31,343		0.8
C3	4,064		6,870		1,215		12,149		0.3
C4	7,118		6,688		239		14,045		0.4
D1	881		4,509		86		5,476		0.1
D2	1,461		5,066		—		6,527		0.2
Total of evaluated loans	Ch$	2,846,842	Ch$	512,710	Ch$	523,466	Ch$	3,883,018	100.0%
Total loans	Ch$	3,309,260	Ch$	512,710	Ch$	523,466	Ch$	4,345,436
Percentage evaluated	86.0%		100.0%		100.0%		89.4%

Risk Index.  The bank’s risk index, which was used to calculate the global allowance through December 31, 2007, was based on its classified loans. More specifically, the index was computed as follows. First, the aggregate amount of classified loans in each category from A through D was multiplied by the corresponding required allowance percentage. Such percentages were as follows, applying in each case the classification system in effect prior to January 1, 2004:

Category	Allowance Percentage
A	0%
B	1%
B-	20%
C	60%
D	90%

The risk index (allowances for loan losses over total loans) itself was then determined by dividing (1) the aggregate amount by (2) the aggregate amount (i.e., the outstanding principal (whether or not past due) and accrued and unpaid interest) of all classified loans.

The risk index for 2004, 2005, 2006 and 2007 was calculated using the same method as used in prior years in order to obtain comparable figures.  Also, for purposes of the analysis, we used the categories in effect prior to January 1, 2004.

The following table sets forth our allowances for loan losses established by us in accordance with the regulations of the Chilean Superintendency of Banks.  Amounts as of December 31, 2003 were determined under the regulations that were in effect at that time. Amounts as of December 31, 2004, 2005, 2006 and 2007 were determined under the current rules.

	As of December 31,
	2003		2004		2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)

Required allowances	Ch$	51,477	Ch$	47,271	Ch$	48,617	Ch$	49,967	Ch$	55,067
Voluntary allowances	—		—		—		—		—
Total allowances for loan losses	51,477		47,271		48,617		49,967		55,067
Total loan allowances as a percentage of total loans	2.1%		1.7%		1.6%		1.4%		1.3%

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

Accrued interest and UF-indexation adjustments from overdue loans are recognized only when, and to the extent, received. Non-performing loans that are not yet 90 days or more overdue have been included in each of the various categories of loans, and therefore affect the various averages.

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

The following tables set forth as of December 31 of each of the last five years the current and overdue principal and interest amounts, by domestic and foreign loans:

Domestic Loans

	As of December 31,
	2003		2004		2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)

Current	Ch$	2,351,495	Ch$	2,709,559	Ch$	3,032,527	Ch$	3,478,848	Ch$	4,216,530
Overdue 1-29 days	12,594		6,502		10,686		24,507		4,668
Overdue 30-89 days	5,908		9,633		6,767		6,336		5,425
Overdue 90 days or more (“past due”)	30,131		22,314		27,412		20,530		23,452
Total loans	Ch$	2,400,128	Ch$	2,748,008	Ch$	3,077,392	Ch$	3,530,221	Ch$	4,250,075

We suspend the accrual of interest and readjustments on all overdue loans. The amount of interest that would have been recorded on domestic overdue loans had they continued to accrue interest was Ch$5,126 million, Ch$5,863 million and Ch$7,420 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Foreign Loans

	As of December 31,
	2003		2004		2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)

Current	Ch$	36,772	Ch$	28,051	Ch$	45,877	Ch$	48,142	Ch$	95,346
Overdue 1-29 days		32		—		—		17		15
Overdue 30-89 days		—		—		—		—		—
Overdue 90 days or more (“past due”)		—		—		—		—		—
Total loans	Ch$	36,804	Ch$	28,051	Ch$	45,877	Ch$	48,159	Ch$	95,361

Total Loans

	As of December 31,
	2003		2004		2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)

Current	Ch$	2,388,267	Ch$	2,737,610	Ch$	3,078,404	Ch$	3,526,990	Ch$	4,311,876
Overdue 1-29 days	12,626		6,502		10,686		24,524		4,683
Overdue 30-89 days	5,908		9,633		6,767		6,336		5,425
Overdue 90 days or more (“past due”)	30,131		22,314		27,412		20,530		23,452
Total loans	Ch$	2,436,932	Ch$	2,776,059	Ch$	3,123,269	Ch$	3,578,380	Ch$	4,345,436

Overdue loans expressed as a percentage of total loans	2.0%		1.4%		1.4%		1.4%		0.8%
Past due loans as a percentage of total loans	1.2%		0.8%		0.9%		0.6%		0.5%

Analysis of Substandard Loans and Amounts Past Due

The following table analyzes our substandard loans and past due loans and the allowances for loan losses existing as of the dates indicated.  For 2004, 2005, 2006 and 2007, substandard loans are all loans included in categories 6, 7, 8, 9 and 10.  For previous years, substandard loans under the prior classification method are all of the loans included in categories B-, C and D.  The information provided is related to domestic loans, because we did not have any significant non-accrual or past due foreign loans in the periods presented.  All of our restructured loans (troubled debt restructurings under the definition of U.S. GAAP Financial Accounting Standard No. 15) are included in the following tables.

	As of December 31,
	2003		2004		2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)

Total loans	Ch$	2,436,931	Ch$	2,776,058	Ch$	3,123,269	Ch$	3,578,380	Ch$	4,345,436
Substandard loans	50,419		75,066		65,981		64,770		69,540
Allowance for loan losses	51,477		47,271		48,617		49,967		55,067
Substandard loans as a percentage of total loans	2.1%		2.7%		2.1%		1.8%		1.6%

Amounts past due(1)	Ch$	30,130	Ch$	22,315	Ch$	27,412	Ch$	20,530	Ch$	23,452
To the extent secured(2)	23,361		14,818		22,930		16,788		17,037
To the extent unsecured	6,769		7,497		4,482		3,742		6,415

Amounts past due as a percentage of:
Total loans	1.2%		0.8%		0.9%		0.6%		0.5%
To the extent secured(2)	1.0%		0.5%		0.7%		0.5%		0.4%
To the extent unsecured	0.3%		0.3%		0.1%		0.1%		0.1%
Total loans for which at least one payment is past due(1)	Ch$	65,024	Ch$	56,188	Ch$	61,469	Ch$	54,192	Ch$	59,676

Loans for which at least one payment is past due as a percentage of total loans(1)	2.7%		2.0%		2.0%		1.5%		1.4%
Allowance for loans losses as a percentage of:
Total loans	2.1%		1.7%		1.6%		1.4%		1.3%
Total loans excluding contingent loans	2.3%		1.9%		1.7%		1.5%		1.4%
Total substandard loans	102.1%		63.0%		73.7%		77.1%		79.2%
Total amounts past due	170.8%		211.8%		177.4%		243.4%		234.8%
Total amounts past due-unsecured	760.5%		630.5%		1084.7%		1335.3%		858.4%

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

Analysis of Allowances for Loan Losses

The following table analyzes our provisions for loan losses charged to income and changes in the allowances attributable to charge-offs, allowances released, recoveries, allowances on loans acquired and the effect of price-level restatement on provisions for loan losses.  The amounts in the columns for 2004, 2005, 2006 and 2007 were determined based on the current loan classification system in effect from January 1, 2004.  The amounts in the remaining columns were determined based on the prior loan classification system.

	As of December 31,
	2003		2004		2005		2006		2007
	(in millions of constant Ch$ of December 31, 2007, except for percentages)

Allowances for loan losses at beginning of period	Ch$	44,578	Ch$	51,477	Ch$	47,271	Ch$	48,617	Ch$	49,967
Allowances on acquired loans	—		—		—		—
Charge-offs	(22,778)		(24,905)		(17,818)		(20,889)		(27,124)
Allowances established	35,748		31,032		24,198		28,330		40,724
Allowances released (1)	(5,656)		(9,073)		(3,392)		(5,091)		(5,057)
Price-level restatement (2)	(415)		(1,260)		(1,642)		(1,000)		(3,443)
Allowances for loan losses at end of period	Ch$	51,477	Ch$	47,271	Ch$	48,617	Ch$	49,967	Ch$	55,067
Ratio of charge-offs to average loans	1.4%		1.0%		0.6%		0.7%		0.7%
Allowances for loan losses at end of period as a percentage of total loans	2.1%		1.7%		1.6%		1.4%		1.3%

(1)                                  Represents the aggregate amount of allowances for loan losses released during the year as a result of recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.

(2)                                  Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant pesos as of December 31, 2007.

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

	For the Year Ended December 31,
	2003		2004		2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)

Consumer loans	Ch$	14,298	Ch$	14,373	Ch$	10,476	Ch$	12,134	Ch$	20,178
Residential mortgage loans	561		554		324		595		456
Commercial loans	7,209		9,438		6,884		8,081		6,366
Leasing contracts	710		540		134		79		124
Total	Ch$	22,778	Ch$	24,905	Ch$	17,818	Ch$	20,889	Ch$	27,124

The following table shows loan loss recoveries by loan category for the periods indicated.

	For the Year Ended December 31,
	2003		2004		2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)

Consumer loans	Ch$	4,177	Ch$	5,887	Ch$	6,870	Ch$	6,065	Ch$	5,349
Residential mortgage loans	—		263		205		243		346
Commercial loans	3,131		2,411		2,543		3,267		4,349
Leasing contracts	—		—		—		—		35
Total	Ch$	7,308	Ch$	8,561	Ch$	9,618	Ch$	9,575	Ch$	10,079

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

Allocation of Allowances for Loan Losses

The following tables set forth, as of December 31 for each of the last five years, the proportions of our required minimum allowances for loan losses that were attributable to our commercial, consumer and residential mortgage loans as of each such date.

	As of December 31, 2003					As of December 31, 2004
	Allowance amount(1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans (2)	Loans in category as a percentage of total	Allowance amount(1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans (2)	Loans in category as a percentage of total

Commercial loans	Ch$	36,303	1.9%	1.5%	76.9%	Ch$	31,521	1.5%	1.1%	73.6%
Leasing loans	1,791		1.0	0.1	7.4	2,113		1.0	0.1	7.3
Consumer loans	12,664		5.0	0.5	10.5	12,817		3.9	0.5	11.8
Residential mortgage loans	719		0.6	—	5.2	821		0.4	—	7.3

Total allowances	Ch$	51,477	2.1	2.1	100.0%	Ch$	47,272	1.7	1.7	100.0%

	As of December 31, 2005					As of December 31, 2006
	Allowance amount(1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans (2)	Loans in category as a percentage of total	Allowance amount(1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans (2)	Loans in category as a percentage of total

Commercial loans	Ch$	31,114	1.4%	1.0%	72.0%	Ch$	26,959	1.1%	0.8%	69.8%
Leasing loans	2,495		1.1	0.1	7.4	2,890		1.2	0.1	6.8
Consumer loans	14,108		3.6	0.5	12.4	19,126		4.1	0.5	13.1
Residential mortgage loans	900		0.3	—	8.2	992		0.3	—	10.3

Total allowances	Ch$	48,617	1.6	1.6	100.0%	Ch$	49,967	1.4	1.4	100.0%

	As of December 31, 2007
	Allowance amount(1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans (2)	Loans in category as percentage of total

Commercial loans	Ch$	23,796	0.8%	0.6%	70.3%
Leasing loans	2,507		1.0	0.1	5.9
Consumer loans	27,201		5.3	0.6	11.8
Residential mortgage loans	1,563		0.3	—	12.0
Total allowances	Ch$	55,067	1.3	1.3	100.0%

(1)           In millions of constant Ch$ as of December 31, 2007

(2)           Based on our loan classification, as required by the Chilean Superintendency of Banks for the purpose of determining the loan loss allowance.

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2005, 2006 and 2007.

	As of December 31,
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)

Checking accounts	Ch$	163,657	Ch$	189,124	Ch$	202,601
Other demand liabilities	60,331		108,724		134,286
Savings accounts	13,243		11,524		9,813
Time deposits	1,875,474		1,809,709		2,400,855
Other commitments	4,345		4,495		9,355
Total	Ch$	2,117,050	Ch$	2,123,576	Ch$	2,756,910

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2007, expressed in percentages. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the CPI.

	As of December 31, 2007
			Foreign
	Ch$	UF	Currency	Total

Demand deposits	14.87%	0.63%	4.73%	12.56%
Savings accounts	—	4.36	—	0.36

Time deposits:
Maturing within 3 months	55.92	7.33	87.95	55.59
Maturing after 3 but within 6 months	11.25	2.53	7.25	10.08
Maturing after 6 but within 12 months	11.58	28.17	0.07	11.63
Maturing after 12 months	6.38	56.98	—	9.78
Total time deposits	85.13	95.01	95.27	87.08
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2007.

	As of December 31, 2007
					Foreign
	Ch$		UF		Currency		Total
	(in millions of constant Ch$ as of December 31, 2007)

Maturing within 3 months	Ch$	1,106,267	Ch$	9,171	Ch$	247,020	Ch$	1,362,458
Maturing after 3 but within 6 months	249,073		5,264		22,227		276,564
Maturing after 6 but within 12 months	256,328		63,232		—		319,560
Maturing after 12 months	141,296		127,873		—		269,169
Total time deposits	Ch$	1,752,964	Ch$	205,540	Ch$	269,247	Ch$	2,227,751

Minimum Capital Requirements

The following table sets forth our minimum capital requirements set by the Chilean Superintendency of Banks as of the dates indicated.

	As of December 31,
	2006		2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)

Net capital base	Ch$	423,312	Ch$	433,625
3% total assets net of allowances	(119,518)		(145,935)
Excess over minimum required equity	Ch$	303,794	Ch$	287,690
Net capital base as a percentage of the total assets, net of allowances	10.6%		8.9%

Effective equity	Ch$	464,768	Ch$	470,393
8% of the risk-weighted assets	(273,556)		(334,250)
Excess over minimum required equity	Ch$	191,212	Ch$	136,143
Effective equity as a percentage of the risk-weighted assets	13.6%		11.3%

Short-term Borrowings

Our short-term borrowings (other than deposits and other obligations) totaled Ch$145,839 million as of December 31, 2005, Ch$134,830 million as of December 31, 2006 and Ch$193,041 million as of December 31, 2007.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements. The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each such period by type of short-term borrowing.

	As of and for the Year Ended December 31,
	2005			2006			2007
	Year End Balance		Weighted Average Nominal Interest Rate	Year End Balance		Weighted Average Nominal Interest Rate	Year End Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2007, except for rate date)

Investments under repurchase agreements	Ch$	69,552	5.0%	Ch$	58,937	5.5%	Ch$	54,255	5.6%
Central Bank borrowings	—		—	34,404		5.3	45,824		6.0
Domestic interbank loans	49,303		4.7	3,868		5.3	83,220		4.1
Borrowings under foreign trade credit lines	26,984		2.9	37,621		5.5	9,742		4.9
Total short-term borrowings	Ch$	145,839	4.5%	Ch$	134,830	5.4%	Ch$	193,041	5.0%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	As of and for the Year Ended December 31,
	2005			2006			2007
	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2007, except for rate date)

Investments under agreements to repurchase	Ch$	101,715	12.9%	Ch$	88,806	13.7%	Ch$	109,469	5.0%
Central Bank borrowings	27,057		3.4	10,102		5.0	12,199		5.4
Domestic interbank loans	16,733		3.7	52,751		5.2	68,244		5.3
Subtotal	145,505		10.1	151,659		10.2	189,912		5.1
Borrowings under foreign trade credit lines	61,059		4.3	11,556		5.7	2,351		4.8
Total short-term borrowings	Ch$	206,564	8.4%	Ch$	163,215	9.9%	Ch$	192,263	5.1%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2005 Month-End Balance		Maximum 2006 Month-End Balance		Maximum 2007 Month-End Balance
	(in millions of constant Ch$ as of December 31, 2007)

Investments under repurchase agreements	Ch$	90,075	Ch$	97,310	Ch$	144,675
Central Bank borrowings	17,339		34,405		45,824
Domestic interbank loans	100,340		156,456		182,564
Borrowings under foreign trade credit lines	88,909		37,620		10,996

C.            ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure and includes each of our subsidiaries and the proportion of their respective ownership interests held by us:

All of our subsidiaries have their jurisdiction of incorporation in the Republic of Chile.  See “Item 7. Major Shareholders and Related Party Transactions.”

D.            PROPERTY

Our former principal executive offices which we own are located in downtown Santiago, Chile and are comprised of approximately 9,538 square meters (102,629 square feet).  As of November 2006, our new principal offices which we rent are located in the Las Condes district of Santiago, Chile.  As of December 31, 2007, we owned 37 of the 84 properties where our branches were located. The remaining 47 branch locations were leased. Total branch space as of December 31, 2007 aggregates approximately 40,150 square meters (432,175 square feet). Our branches are located throughout Chile, including the Santiago Metropolitan Region.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            OPERATING RESULTS

The following discussion should be read in conjunction with our financial statements, together with the notes thereto, included elsewhere in this Annual Report. Our financial statements have been prepared in accordance with Chilean GAAP, which differs in significant respects from U.S. GAAP. See notes 26 and 27 to our financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

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

We have prepared this operating and financial review in a manner consistent with the way our management views our business as a whole (see “Item 4. Information on the Company” – Business Overview – and note 27.2 g.). As a result we present the following key sections to the operating and financial review:

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

The Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. Chile experienced profound economic reforms during the 1970s and 1980s. The Chilean economy grew at rates averaging more than 7% per annum from 1985 until the onset of the Asian economic crisis in 1997. Since then, the average rate of growth from 1998-2006 stagnated to only 3.6%. However, 2007 marked a period of recovery.  According to the Central Bank of the Chilean economy grew by 5.1% during the year.

While official projections from the Chilean Copper Commission (Cochilco) from the beginning of 2007 projected an average copper price of US$2.80 per pound for the year, the actual closing price reached US$3.23 per pound, producing significant solvency in external accounts (current account surplus was 4.2% of GDP), playing a part in the appreciation of the Chilean peso against the U.S. dollar.

In 2007, the consumer price index (CPI) grew by 7.8%.  After eliminating the effect of price increases in fuel and perishable goods, the CPI grew by 6.3% in 2007.  Both of these CPI growth rates are significantly higher than the inflationary target of 3.0% established by the Central Bank.  Thus, 2007 marked an important turn in the various inflationary indicators of the local economy.  Inflation was affected by rises in international fuel, grain and dairy prices as well as increases in local prices of perishable goods produced by a series of frosts during the previous winter.  Consequently, and in response to decreased economic activity and high inflation, 2007 presented an unusual scenario in which the Chilean Central Bank decided to modify its monetary policy by repeatedly raising its benchmark rate.

Recent Developments in the Banking Industry

During 2007, the Chilean banking industry experienced growth that, although inferior to 2006 levels, significantly surpassed GDP growth.  Loans showed a 12.8% increase over twelve months, which can be further divided into 12.8% growth in commercial loans and 13.0% in retail loans.  Within the retail banking segment, consumer loans showed decreased growth as compared to prior years, achieving an increase of only 7.8% as compared to the same period of the preceding year.  On the other hand, retail mortgage loans grew 16.2% as compared with the same period of the previous year.

In loan financing, time deposits grew by 8.9% as compared to 2006. In terms of loan quality, during 2007 the risk index experienced an increase of 6.1%, which reflects deterioration in credit quality, particularly for retail loans. The increase in risk explains the 19.3% rise in provisions as compared with 2006.  Consequently, the level of past-due loans increased by 12.9%.  However, the coverage ratio, which measures the relationship between provisions and the past-due portfolio, has remained practically stable at 211%.

Earnings in 2007 were less favorable than the prior year. The banking industry experienced an average return-on-equity of 16.2%, a decrease of 239 basis points when compared to 2006. Increases in operating income stemming from higher trading volumes were not able to compensate the increase in operating expenses and provisions which were incurred during the year.

UF-denominated Assets and Liabilities.  The UF is revalued by the Chilean National Institute of Statistics in monthly cycles.  Every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI.  One UF was equal to Ch$17,562.02, Ch$18,336.38 and Ch$19,622.66 as of December 31, 2005, 2006 and 2007, respectively.  The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively. Our net interest revenue is positively affected by increases in inflation to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities.  Conversely, our net interest revenue will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets.  Our average UF-denominated assets exceeded our average UF-denominated liabilities by

Ch$654,706 million, Ch$656,510 million and Ch$816,390 million during the years ended December 31, 2005, 2006 and 2007, respectively.  See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

Peso-denominated Assets and Liabilities.  Rates of interest prevailing in Chile during any period reflect in significant part the rate of inflation during the period and expectations of future inflation.  The responsiveness to such prevailing rates of our peso-denominated interest-earning assets and interest bearing liabilities varies.  See “—Interest Rates,” “—Results of Operations,” and “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”  We maintain a substantial amount of non-interest bearing peso-denominated demand deposits.  The ratio of the average balance of such demand deposits to average interest-earning assets was 7.0%, 6.4% and 7.3% during the years ended December 31, 2005, 2006 and 2007, respectively.  Because such deposits are not sensitive to inflation or changes in the market interest rate environment, any decline in market rates of interest or the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets.

Price-level Restatement.  Chilean GAAP requires that financial statements be restated to reflect the full effects of gain or loss in the purchasing power of the peso on the financial position and results of operations of reporting entities.  Chilean GAAP also prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end.  We generally maintain a negative net monetary position and, therefore, we have realized losses from price-level restatement in our results of operations. See note 27 to our financial statements for a discussion of principal differences between U.S. GAAP and Chilean GAAP as they apply to us and a reconciliation to U.S. GAAP of net income and shareholder’s equity.

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

For comparative purposes, the year-end financial statements and their accompanying notes have been presented in constant pesos as of December 31, 2007.  This presentation does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

During the latter part of 2005, long-term interest rates prevailing in Chile began to rise and, in particular, interest rates applicable to Central Bank bonds with maturities of five and ten years experienced significant increases, and accordingly, the marked-to-market value of the peso- and UF-denominated bonds held in our investment portfolio began to decline. In response to the magnitude of losses that would have been generated by maintaining our investment portfolio as it was constituted prior to October 2005, we began to gradually liquidate our investment portfolios through sales transactions carried out in the Chilean financial markets. In December, 2007, we took a short position on nominal interest rates and a long position on long-term inflation rates. In January 2007, the Central Bank unexpectedly reduced interest rates from 5.25% to 5.00% which negatively affected our treasury business. Consequently, our net foreign exchange transactions and trading activities in January showed a loss of approximately Ch$2,103  million as a result of the decision of the Central Bank to reduce interest rates and its announcement that it projects lower than expected inflation for 2007.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Liquidity—Financial Investments.”

Currency Exchange Rates

A material portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and in the future may continue to maintain material gaps in the balances of such assets and liabilities.  Currently, we do not maintain material gaps between the balances of these assets and liabilities.  Our reported income is affected by changes in the value of the peso with respect to foreign currencies (principally the U.S. dollar) because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are translated to pesos in preparing our financial statements.  The Chilean government’s economic policies and any future changes in the value of the peso against the U.S. dollar could adversely affect our financial condition and results of operations.  In the past, the peso has been subject to significant volatility when compared to the U.S. dollar.  The peso appreciated against the U.S. dollar by 15.9%, 6.6% and 8.1% in 2003, 2004 and 2005, respectively.  In 2006 the peso depreciated against the U.S. dollar by 3.5% as compared to 2005 and in 2007 appreciated in value by 6.4% as compared to 2006. Our exchange rate as of December 31, 2006 and 2007 was Ch$532.07 and 497.87 per US$1.00, respectively.  The peso may be subject to significant fluctuations in the future. As previously described, we began calculating our foreign exchange rates in accordance with Circular No. 3,345 issued by the Chilean Superintendency of Banks and its related amendments.  See “Item 3. Key Information—Exchange Rate Information.”

Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities.  As of December 31, 2006 and 2007, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$423 million, and Ch$(432) million, respectively.

Critical Accounting Policies and Estimates

As a Chilean bank, we prepare our consolidated financial statements in conformity with accounting principles generally accepted in Chile and the rules of the Chilean Superintendency of Banks relating thereto, which, together, differ in certain significant respects from U.S. GAAP. See notes 26 and 27 to our financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us, a reconciliation to U.S. GAAP of net income and shareholders’ equity as of and for each of the three years in the period ended December 31, 2007, additional disclosures required under U.S. GAAP and a discussion of recently issued accounting policies as they relate to us.

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

For purposes of the financial information presented in this Annual Report, as of and for the period ending December 31, 2007, and for periods ending earlier, we have applied regulations of the Chilean Superintendency of Banks applicable to such periods.

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

We consider the accounting estimates related to allowance for loan losses to be “critical accounting estimates” because:  (i) they are highly susceptible to change from period to period because our assumptions about the risk of loss used to classify our loans are updated for recent performance experience which may increase or decrease our risk index that is used to determine our global allowance, (ii) our specific allowances are also updated to reflect recent performance which may result in an increase or decrease in our specific allowances, (iii) it requires management to make estimates and assumptions about loan classification and the related estimated probable loss, if any, and (iv) any significant difference between our estimated losses (as reflected in the specific and general provisions) as of the balance sheet date and our actual losses will require us to adjust our allowance for loan losses that may result in additional provisions for loan losses in future periods which could have a significant impact on our future net income and/or financial condition. At December 31, 2007, our allowance for loan losses was Ch$55,067 million.

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

Foreign Currency and Derivative Activities

We enter into forward foreign exchange contracts and spot exchange contracts for our own account and the accounts of our customers.  Prior to January 1, 2006, Chilean GAAP required us to account for forward contracts between foreign currencies and U.S. dollars at fair value with realized and unrealized gains and losses recognized in income.  Forward contracts between the U.S. dollar and the peso or UF were valued at the closing spot exchange rate at each balance sheet date with the initial discount or premium being amortized over the life of the contract.  Our interest rate and cross-currency swap agreements were treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, was accrued and recorded in net income in the period that such differences originated.

Effective January 1, 2006, new rules were issued for the accounting treatment of certain derivative instruments and hedges of financial assets.  Traditional financial instruments which meet the definition of a “derivative” are initially recognized on the balance sheet at cost (including transaction fees) and, at subsequent period ends, at their fair value.  When a derivative contract is signed, it must be designated by us as a trading contract or a hedge. Any changes in the fair value of trading financial derivative contracts are recorded in income under “Gains (losses) from trading activities”

Under U.S. GAAP, derivative financial instruments are recorded at fair value.  Fair values are based on quoted market prices or, if not available, on internally developed pricing models informed by independently obtained market information.  If market information is limited or in some instances, not available, management applies its professional judgment.  Other factors that may also affect estimates are incorrect model assumptions, market dislocations and unexpected correlations.  Notwithstanding the level of subjectivity in determining fair value, we believe our estimates of fair value are adequate.  The use of different models or assumptions could lead to changes in our reported results.

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

Results of Operations

Pursuant to Chilean GAAP and for comparative purposes, the financial information in this section is restated in constant pesos as of December 31, 2007.

Results of Operations for the Years Ended December 31, 2006 and 2007

The following table sets forth the principal components of our net income for the years 2006 and 2007:

	For the Year Ended December 31,				% Change from Prior Year
	2006		2007		2007
	(in millions of constant Ch$ as of December 31, 2007 except for percentages)

Components of net income:
Net interest revenue	Ch$	116,984	Ch$	164,768	40.8%
Provisions for loan losses	(15,751)		(25,991)		65.0
Fees and income from services, net	30,297		36,865		21.7
Other operating income (loss), net	(4,205)		(5,144)		22.3
Other income and expenses, net	251		(2,103)		(937.8)
Operating expenses	(69,848)		(82,069)		17.5
Loss from price-level restatement, net	(7,527)		(25,946)		244.7
Income before income taxes	50,201		60,380		20.3
Income taxes	(8,203)		(9,331)		13.8
Net income	Ch$	41,998	Ch$	51,049	21.6%

The following table presents summary information related to our lines of business for the years ending December 31, 2006 and 2007.

	Year ended December 31, 2006
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International (1)	Non- Banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest revenue	26,980	24,882	32,151	28,397	4,041	533	116,984
Fees and income from services, net	2,942	5,840	7,652	4,324	(249)	9,788	30,297
Gain from trading activities	—	4,022	—	—	258	3,242	7,522
Foreign exchange transactions, net	609	1,427	107	—	(1,815)	(4)	324
Other operating income (expenses), net	(51)	1,195	(2,851)	(10,215)	(554)	425	(12,051)
Provision for loan losses	455	(4,770)	(7,998)	(11,642)	(1,371)	—	(25,326)
Gross Operational margin	30,935	32,596	29,061	10,864	310	13,984	117,750
Other income and expenses							9,826
Operating expenses							(69,848)
Net loss from price-level restatement							(7,527)
Income before income taxes							50,201
Average Loans	1,429,484	859,098	625,668	255,316	19,732	—	3,189,298
Average Investments	—	—	—	—	99,640	110,669	210,309

(1) Includes other non-segment items

	Year ended December 31, 2007
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International (1)	Non- Banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest revenue	24,775	29,787	45,221	30,571	30,421	3,993	164,768
Fees and income from services, net	2,467	5,997	9,182	5,959	(666)	13,926	36,865
Gain from trading activities	—	4,390	—	—	(5,473)	(569)	(1,652)
Foreign exchange transactions, net	1,229	(188)	210	—	4,869	1,455	7,575
Other operating income (expenses), net	(49)	1,497	(3,923)	(9,191)	(318)	917	(11,067)
Provision for loan losses	333	(4,330)	(12,575)	(19,086)	(412)	—	(36,070)
Gross Operational margin	28,755	37,153	38,115	8,253	28,421	19,722	160,419
Other income and expenses							7,976
Operating expenses							(82,069)
Net loss from price-level restatement							(25,946)
Income before income taxes							60,380
Average Loans	1,554,770	939,612	820,128	278,605	39,096	—	3,632,211
Average Investments	—	—	—	—	99,897	116,432	216,329

(1) Includes other non-segment items

Net Interest Revenue

The following table sets forth the elements of our net interest revenue for the years 2006 and 2007:

	For the year ended December 31,				% Change from Prior Year
	2006		2007		2007
	(in millions of constant Ch$ as of December 31, 2007 except for percentages)

Interest revenue	Ch$	265,858	Ch$	379,096	42.6%
Interest expense	(148,874)		(214,328)		44.0
Net interest revenue	Ch$	116,984	Ch$	164,768	40.8%

Our net interest revenue increased by 40.8% in 2007 as compared to 2006.  This is due to an increase in our interest revenue amounting to Ch$379,096 million (an increase of 42.6%), offset by greater interest expenses of Ch$214,328 million (an increase of 44.0%).  The increase in interest revenue is mainly the result of two factors: our growth in average interest-earning assets, which increased by Ch$442,913 million in 2007 as compared to 2006, and the increase in our interest revenue from inflation indexed interest-earning assets.  The accumulated inflation rate in 2007 rose above market expectations reaching 7.4% compared to the 2.1% recorded in 2006.  Inflation positively affects our interest revenue because we have a greater amount of assets denominated in inflation indexed Chilean UF currency (unidad de fomento) than our UF denominated liabilities.  As a result, our UF-denominated assets reprice quicker than our peso-denominated liabilities.  The increase in interest expense is mainly due to the substantial increase in time deposits and other interest-bearing liabilities which were acquired in order to fund our growth in loans.  Our total average interest-bearing liabilities as of December 31, 2006 and 2007 were Ch$2,618,371 million and Ch$3,002,513 million, respectively.

The following table sets forth information as to key elements of our interest revenue for the years 2006 and 2007:

	For the year ended December 31,				% Change from prior year
	2006		2007		2007
	(in millions of constant Ch$ as of December 31, 2007 except for percentages)

Interest revenue	Ch$	265,858	Ch$	379,096	42.6%
Average interest-earning assets:
Loans(1)	3,189,298		3,632,211		13.9
Financial investments	210,309		216,329		2.9
Interbank deposits	67,536		60,968		(9.7)
Total average interest-earning assets	Ch$	3,467,143	Ch$	3,909,508	12.8%

(1)           Includes commercial, consumer, mortgage, contingent and past due loans.

Our average interest-earning assets (excluding interbank deposits) were Ch$3,848,540 million in 2007 as compared to Ch$3,399,607 million in 2006, representing an increase of 13.2%.  The increase is mainly due to our strong growth in retail banking and our record year growth in wholesale banking.  The main increases in the wholesale loan portfolio were seen in the financial services, community social and personal services, and commerce industries, increasing by 59.3%, 31.8% and 21.1% (end of year balances), respectively.  Our results of operations and financial position have not suffered any direct impact as a consequence of the recent credit market instability in the U.S. resulting from concerns with increased defaults of subprime and certain other mortgage products and loss of liquidity in markets for mortgage related securities.  As of December 31, 2007, our investment portfolio did not contain instruments (i) backed by, or otherwise related to, U.S. subprime mortgages or (ii) with exposure to monoline financial guarantors.  Moreover, we have not been materially affected by the high cost of funding in the global market, mainly because the liquidity available from the Chilean market enabled us to fund its operations and maintain its regular business activities.

The following table sets forth the key elements of our interest expense for the years ended December 31, 2006 and 2007:

	For the year ended December 31,				% Change from prior year
	2006		2007		2007
	(in millions of constant Ch$ as of December 31, 2007 except for percentages)

Interest expense	Ch$	148,874	Ch$	214,328	44.0%
Average interest-bearing liabilities:
Savings accounts	12,478		10,344		(17.1)
Time deposits	1,660,140		1,924,808		15.9
Central Bank borrowings	10,102		12,199		20.8
Repurchase agreements	88,806		109,469		23.3
Mortgage finance bonds	325,115		346,449		6.6
Other interest-bearing liabilities	521,730		599,244		14.9
Total average interest-bearing liabilities	Ch$	2,618,371	Ch$	3,002,513	14.7%

Our interest expense was Ch$214,328 million in 2007 compared to Ch$148,874 million in 2006, an increase of 44.0%.  This increase was mainly the result of funding our growth in our average loan portfolio, which grew 13.9% in 2007 as compared to 2006.

Our funding strategy was mainly driven by growth in time deposits and the issuance of banking bonds. In 2007, we placed UF6 million in three bonds in the local market, representing approximately Ch$117,736 million as of December 31, 2007. Each of these bonds have a face value of UF2 million and were placed during April, July, and November of 2007. The successful bond placement and the increase in the average durations for time deposits were the main factors contributing to the reduced financing costs during 2007. Our time deposits and Mortgage finance bonds represent 64.1% and 11.5% of our total interest-bearing liabilities, respectively.

Net interest margin (net interest revenue divided by average interest-earning assets) was approximately 3.4% and 4.2% for 2006 and 2007, respectively. This increase was primarily the result of two factors, our growth in average interest-bearing assets and our revenue from inflation indexed interest-earning assets.

Provisions for Loan Losses

Provisions and charge-offs for loan losses (gross) were Ch$36,070 million in 2007 as compared to Ch$25,326 million in 2006, an increase of 42.4% due to our growth in the retail segment which is more profitable but also associated with greater risk.  Charge-offs increased by 29.8% in 2007 amounting to Ch$27,124 million, representing 75.2% of provisions for loan losses charged to income during the period.  Allowances for loan losses as a percentage of total loans was 1.3% as of December 31, 2007 which compares favourably to our risk index of 1.4% as of December 31, 2006.  The improvement was mainly due to changes in the composition of our loan portfolio. In our management’s judgment, our allowances for loan losses as of December 31, 2007 were adequate to cover any known or probable losses in the loan portfolio.

The following table sets forth certain information relating to our allowances for loan losses as of December 31, 2006 and 2007:

	As of December 31,				% Change from prior year
	2006		2007		2007
	(in millions of constant Ch$ as of December 31, 2007 except for percentages)

Total loans	Ch$	3,578,380	Ch$	4,345,436	21.4%
Substandard loans	64,770		69,540		7.4
Allowances for loan losses	49,967		55,067		10.2
Allowances for loan losses as a percentage of total loans	1.4%		1.3%		(7.1)
Allowances for loan losses as a percentage of past due loans	243.4%		234.8%		(3.5)
Allowances for loan losses as a percentage of substandard loans	77.1%		79.2%		2.7%

Net Fees and Income from Services

Fees and income from services for the year ended December 31, 2007 were Ch$36,865 million, an increase of Ch$6,568 million, or 21.7% when compared to last year.  Throughout 2007, we maintained our strong growth in retail banking which allowed us to end the year with over approximately 220,000 retail customers.  Furthermore, we continued our effort to expand cross-selling and product usage and raised fees in line with what we believe to be the market standard.  As of December 31, 2007 we had approximately 59,000 retail checking accounts and 233,000 credit cards, an increase over the prior year of 23.1% and 35.4%, respectively.  However, this strong growth in retail checking accounts has not resulted in a reduction of the average balance per account which remains flat at Ch$1 million and in line with industry standards.  Our promotions such as discounts on gasoline purchases and our no-interest option on purchases for up to 24 months have improved sales and usage rates of this product.  During the fourth quarter of 2007, the usage rate for our cards was above the market standard at 58.0% while the industry’s average was 48.7%.

Other Net Operating Income

The following table sets forth certain components of our other net operating income for 2006 and 2007:

	For the Year Ended December 31,				% Change from prior year
	2006		2007		2007
	(in millions of constant Ch$ as of December 31, 2007 except for percentages)

Trading activities, net	Ch$	7,522	Ch$	(1,652)	(122.0)%
Foreign exchange transactions, net	324		7,575		2,238.0
Other operating income and expenses, net	(12,051)		(11,067)		(8.2)
Total other operating income (loss), net	Ch$	(4,205)	Ch$	(5,144)	22.3%

In 2007, we recorded a total other operating loss of Ch$5,144 million as compared to a total other operating loss of Ch$4,205 million in 2006.  Net trading activities decreased by Ch$9,174 million as compared to the prior year.  This decrease is a result of a decrease of Ch$2,680 million in our trading and available for sale investment activities, a decrease of Ch$7,184 million in derivatives designated as held-for-trading and an increase of Ch$690 million in other financial asset transactions.  Net foreign exchange transactions increased by Ch$7,251 million, which were mainly offset by the losses in derivative trading transactions.  We maintain positions which are reported as trading or foreign exchange transactions, even though they may provide an effective economic hedge for managing risk.  The variance in other net operating income and expenses is mainly due to an increase in revenues from financial and legal advisory services performed through our subsidiaries.

Operating Expenses

The following table sets forth the principal components of our operating expenses for the years ended 2006 and 2007:

	For the Year Ended December 31,				% Change from prior year
	2006		2007		2007
	(in millions of constant Ch$ as of December 31, 2007 except for percentages)

Personnel salaries and expenses	Ch$	43,962	Ch$	51,096	16.2%
Administrative and other expenses	20,246		24,954		23.3
Depreciation amortization	5,640		6,019		6.7
Total operating expenses	Ch$	69,848	Ch$	82,069	17.5%

Operating expenses increased by Ch$12,221 million, or 17.5% in 2007 as compared to 2006.  This is a result of our strategy to focus on more profitable business segments (retail and small and medium sized companies (SMEs)) which require larger investment in terms of bank branches, personnel, and other operations.  Personnel salaries and expenses increased by Ch$7,134 million, or 16.2%.  This increase reflects the additional personnel hired to handle increased business activity in our commercial and operational areas.  As of December 31, 2007 our roster was comprised of approximately 3,100 employees, an increase of 30.6% over last year.  Administrative and other expenses increased by Ch$4,708 million, or 23.3%.  As part of our strategy, this increase was primarily due to greater expenditures for marketing campaigns and for leases for additional branches.  We also launched our new corporate image during the third quarter of 2007 and which was accompanied by a solid marketing campaign, orientated to reposition the bank. Additionally, administrative and other expenses include payments for a service agreement to our affiliate Corp Group Interhold S.A.  Under this agreement, we pay fees of approximately UF6,250 per month.  This agreement was signed on July 6, 2001 and had an initial five year term which is automatically renewable for one-year periods thereafter. Our efficiency ratio (operating expenses as a percentage of operating revenue which is the aggregate of net interest revenue, net fees and income from services and net other operating income) decreased to 41.8% in 2007 from 48.8% in 2006.  This is mainly a result of our growth in our net interest revenue which increased by 40.8% offset by greater operating expenses.

Net Loss from Price-level Restatement

Chilean GAAP requires that financial statements be restated to reflect the full effects of loss in purchasing power of the peso on the financial position and the results of operations of reporting entities. The method prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end. As such, under Chilean GAAP, the gain (or loss) from price-level restatement in results of operations is determined by subtracting the price-level restatement adjustment of net non-monetary assets from the price-level restatement adjustment of shareholders’ equity.

Our net loss due to price-level restatement increased from Ch$7,527 million in 2006 to Ch$25,946 million in 2007. This was due to the higher accumulated inflation rate in 2007, reaching at November 7.4% versus 2.1% in 2006.

Income Taxes

In 2007, we had a net tax liability of Ch$9,331 million as compared to Ch$8,203 million in 2006. This is due to our increase in our income before taxes in 2007 as compared to 2006.

Results of Operations for the Years Ended December 31, 2005 and 2006

The following table sets forth the principal components of our net income for the years 2005 and 2006:

	For the Year Ended December 31,				% Change from Prior Year
	2005		2006		2006
	(in millions of constant Ch$ as of December 31, 2007 except for percentages)

Components of net income:
Net interest revenue	Ch$	130,188	Ch$	116,984	(10.1)%
Provisions for loan losses	(15,167)		(15,751)		3.9
Fees and income from services, net	25,411		30,297		19.2
Other operating income, net	6,705		(4,205)		(162.7)
Other income and expenses, net	(1,179)		251		(121.3)
Operating expenses	(64,902)		(69,848)		7.6
Loss from price-level restatement, net	(11,576)		(7,527)		(35.0)
Income before income taxes	69,480		50,201		(27.7)
Income taxes	(11,766)		(8,203)		(30.3)
Net income	Ch$	57,714	Ch$	41,998	(27.2)%

The following table presents summary information related to our lines of business for the years ending December 31, 2005 and 2006.

	Year ended December 31, 2005
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International(1)	Non- Banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest revenue	23,203	27,472	23,371	28,212	21,561	6,369	130,188
Fees and income from services, net	2,635	4,747	6,318	2,667	477	8,567	25,411
Gain from trading activities	2	3,532	—	—	7,224	2,301	13,059
Foreign exchange transactions, net	386	(2,222)	4	—	4,146	(2,709)	(395)
Other operating income (expenses), net	(43)	1,896	(2,545)	(7,938)	2,006	665	(5,959)
Provision for loan losses	(369)	(7,805)	(5,978)	(8,450)	(2,183)	—	(24,785)
Gross Operational margin	25,814	27,620	21,170	14,491	33,231	15,193	137,519
Other income and expenses							8,439
Operating expenses							(64,902)
Net loss from price-level restatement							(11,576)
Income before income taxes							69,480
Average Loans	1,362,407	793,584	482,733	218,280	47,063	—	2,904,067
Average Investments	—	—	—	—	475,357	120,934	596,291

	Year ended December 31, 2006
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International(1)	Non- Banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest revenue	26,980	24,882	32,151	28,397	4,041	533	116,984
Fees and income from services, net	2,942	5,840	7,652	4,324	(249)	9,788	30,297
Gain from trading activities	—	4,022	—	—	258	3,242	7,522
Foreign exchange transactions, net	609	1,427	107	—	(1,815)	(4)	324
Other operating income (expenses), net	(51)	1,195	(2,851)	(10,215)	(554)	425	(12,051)
Provision for loan losses	455	(4,770)	(7,998)	(11,642)	(1,371)	—	(25,326)
Gross Operational margin	30,935	32,596	29,061	10,864	310	13,984	117,750
Other income and expenses							9,826
Operating expenses							(69,848)
Net loss from price-level restatement							(7,527)
Income before income taxes							50,201
Average Loans	1,429,484	859,098	625,668	255,316	19,732	—	3,189,298
Average Investments	—	—	—	—	99,640	110,669	210,309

(1)                                 Includes other non-segment items

Net Interest Revenue

The following table sets forth the elements of our net interest revenue for the years 2005 and 2006:

	For the year Ended December 31,				% Change from Prior Year
	2005		2006		2006
	(in millions of constant Ch$ as of December 31, 2007 except for percentages)

Interest revenue	Ch$	272,669	Ch$	265,858	(2.5)%
Interest expense	(142,481)		(148,874)		4.5
Net interest revenue	Ch$	130,188	Ch$	116,984	(10.1)%

Our net interest revenue was Ch$116,984 million in 2006 compared to Ch$130,188 million in 2005, a decrease of 10.1%. Our interest revenue fell from Ch$272,669 in 2005 to Ch$265,858 in 2006, a decrease of 2.5%. Our interest expense increased by 4.5%.  The decrease in interest revenue is mainly due to the reduction of our average interest-earning assets as a result of the divestment of our securities portfolio to approximately 20% of its 2005 level.  This divestment took place during the latter part of 2005 and the first half of 2006. In spite of this reduction of our investment portfolio, our total loan portfolio grew 15.1% as compared to the prior year.  However, this growth took place mainly during the second quarter and the interest generated by this growth could not offset the decreased experienced during the first quarter.  Also, the lower inflation rate in 2006 compared to 2005 resulted in a lower increase in the balance of our UF-denominated assets.  The increase in interest expense of 4.5% was the effect of an increase in prevailing interest rates, as a result of the Central Bank’s monetary policy rate increasing from 4.50% in January 2006 to 5.25% in December 2006.  Additionally, an upward trend in the monetary policy rate impacts our interest margin because our interest bearing liabilities reprice more frequently than our interest-earning assets.

The following table sets forth information as to key elements of our interest revenue for the years 2005 and 2006:

	For the year ended December 31,				% Change from prior year
	2005		2006		2006
	(in millions of constant Ch$ as of December 31, 2007 except for percentages)

Interest revenue	Ch$	272,669	Ch$	265,858	(2.5)%
Average interest-earning assets:
Loans(1)	2,904,067		3,189,298		9.8
Financial investments	596,291		210,309		(64.7)
Interbank deposits	60,569		67,536		11.5
Total average interest-earning assets	Ch$	3,560,927	Ch$	3,467,143	(2.6)%

(1)                                  Includes commercial, consumer, mortgage, contingent and past due loans.

Our average interest-earning assets (excluding interbank deposits) were Ch$3,399,607 million in 2006 as compared to Ch$3,500,358 million in 2005, a decrease of 2.9%. This decrease is mainly the result of liquidating a significant portion of our investment portfolio. In the latter part of 2005 and the first half of 2006, we began to liquidate our investment portfolio due to the negative effect of the increase in interest rates on these investments. Average financial investments held as of December 31, 2006 decreased by Ch$385,982 million, or 64.7% as compared to the previous year.  The lower amount of financial investments was partially offset by an increase in loans during the year.

The following table sets forth information as to key elements of our interest expense for the years 2005 and 2006:

	For the Year Ended December 31,				% Change from Prior Year
	2005		2006		2006
	(in millions of constant Ch$ as of December 31, 2007 except for percentages)

Interest expense	Ch$	142,481	Ch$	148,874	4.5%
Average interest-bearing liabilities:
Savings accounts	13,898		12,478		(10.2)
Time deposits	1,937,002		1,660,140		(14.3)
Central Bank borrowings	27,057		10,102		(62.7)
Repurchase agreements	101,715		88,806		(12.7)
Mortgage finance bonds	308,707		325,115		5.3
Other interest-bearing liabilities	403,119		521,730		29.4
Total average interest-bearing liabilities	Ch$	2,791,498	Ch$	2,618,371	(6.2)%

Our interest expense was Ch$148,874 million in 2006 compared to Ch$142,481 million in 2005, an increase of 4.5%. This increase was mainly the result of the effect of an increase in prevailing interest rates, as a result of the Central Bank’s monetary policy rate increasing from 4.50% in January to 5.25% in December 2006.

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

Net interest margin (net interest revenue divided by average interest-earning assets) was 3.7% and 3.4% for 2005 and 2006, respectively. As previously explained, this decrease was mainly a result of the liquidation of our investment portfolio partially offset by our growth in loans. However, this growth took place mainly during the second quarter; thus the interest generated by this growth could not completely offset the decrease in interest-earning assets during the first quarter.

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

Provisions and charge-offs for loan losses were Ch$25,326 million in 2006 as compared to Ch$24,785 million in 2005, an increase of 2.2% due to our growth in the retail segment which is more profitable but also associated with greater risk. Total charge-offs increased by 17.2 % in 2006, representing 82.5 % of provisions for loan losses charged to income during the period. Allowances for loan losses as a percentage of total loans was 1.6% as of December 31, 2006 which compares favourably to our risk index of 1.4% as of December 31, 2005. The improvement was mainly due to changes in the composition of our loan portfolio, including a decrease in past due loans. In our judgment, our allowances for loan losses as of December 31, 2006 were adequate to cover any known or probable losses in the loan portfolio.

The following table sets forth certain information relating to our allowances for loan losses as of December 31, 2005 and 2006:

	As of December 31,				% Change from prior year
	2005		2006		2006

	(in millions of constant Ch$ as of December 31, 2007 except for percentages)

Total loans	Ch$	3,123,269	Ch$	3,578,380	14.6%
Substandard loans	65,981		64,770		(1.8)
Allowances for loan losses	48,617		49,967		2.8
Allowances for loan losses as a percentage of total loans	1.6%		1.4		(12.5)
Allowances for loan losses as a percentage of past due loans	177.4%		243.4		37.2
Allowances for loan losses as a percentage of substandard loans	73.7%		77.1		4.6%

Net Fees and Income from Services

 Our net fees and income from services increased 19.2% from Ch$25,411 million in 2005 to Ch$30,296 million in 2006, due primarily to our effort to increase fees in line with what we believe to be the market standard and to improve our fee collection processes to products oriented to retail banking customers (such as checking accounts and credit cards).  We believe that our customers’ acceptance of these changes demonstrates a high level of loyalty to our products and services.  In addition, this increase reflects the increase in our client base as of December 2006 as compared to December 2005. The increase in our fees and other services income was partially offset by a 30.8% increase in expenses, from Ch$4,190 million in 2005 to Ch$5,483 million in 2006. This escalation in costs is due to the increase of more than 50% in both the stock as well as transactions and consumption of our credit cards business.

Other Net Operating Income

The following table sets forth certain components of our other net operating income for 2005 and 2006:

	For the Year Ended December 31,				% Change from prior year
	2005		2006		2006
	(in millions of constant Ch$ as of December 31, 2007 except for percentages)

Trading activities, net	Ch$	13,059	Ch$	7,522	(42.4)%
Foreign exchange transactions, net	(395)		324		(182.0)
Other operating income and expenses, net	(5,959)		(12,051)		102.2
Total other operating income, net	Ch$	6,705	Ch$	(4,205)	(162.7)%

In 2006, we recorded a total other net operating loss of Ch$4,205 million as compared to income of Ch$6,705 million in 2005. This change was primarily the result of (i) losses experienced in the value of our investment portfolio towards the end of 2005 and early in 2006 due to increases in prevailing Chilean interest rates and the simultaneous decline in value of debt securities, especially with respect to Chilean government bonds.  As a result, we liquidated the majority of the positions in our investment portfolio, thereby reducing our exposure to potential losses in connection with fluctuations in prevailing interest rates; (ii) the non-recurring income received in 2005 in connection with the liquidation of an asset received in lieu of payment, representing approximately Ch$2,148 million; and (iii) the increase in Ch$2,365 million in sales force expenses related to the growth in our consumer loan, credit card and residential mortgage loan portfolios.

Operating Expenses

The following table sets forth the principal components of our operating expenses for the years ended 2005 and 2006:

	For the Year Ended December 31,				% Change from prior year
	2005		2006		2006
	(in millions of constant Ch$ as of December 31, 2007 except for percentages)

Personnel salaries and expenses	Ch$	40,830	Ch$	43,962	7.7%
Administrative and other expenses	18,422		20,246		9.9
Depreciation amortization	5,650		5,640		(0.2)
Total operating expenses	Ch$	64,902	Ch$	69,848	7.6%

Our total operating expenses were Ch$64,902 million in 2005 as compared to 69,848 million in 2006, an increase of 7.6%. This increase was mainly the result of higher personnel salaries and expenses, which grew by Ch$3,132 million, or 7.7%, from Ch$40,830 million as of December 31, 2005 to Ch$43,962 million for 2006.  The increase reflects the additional personnel hired to handle increased business activity in our commercial and operational areas. Administrative and other expenses were Ch$20,246 million in 2006 compared to Ch$18,422 million in 2005, an increase of 9.9%. The increase was primarily due to greater expenditures for marketing campaigns and for leases for additional branches. Additionally, administrative and other expenses include payments for a service agreement to our affiliate Corp Group Interhold S.A. Under this agreement, we pay fees of approximately UF6,250 per month. This agreement was signed on July 6, 2001 and had an initial five year term which is automatically renewable for one-year periods thereafter. Our efficiency ratio (operating expenses as a percentage of operating revenue which is the aggregate of net interest revenue, net fees and income from services and net other operating income) increased to 48.8% in 2006 from 40.0% in 2005. This is due to two factors (i) increase in operating expenses which is mainly due to higher expenses related to our shift towards becoming a more retail oriented bank and (ii) the decrease in operating revenue which is mainly due to the decrease in net interest revenue.

Net Loss from Price-level Restatement

As described previously, Chilean GAAP requires that financial statements be restated to reflect the full effects of loss of in purchasing power of the peso on the financial position and the results of operations of reporting entities. As a result, the decrease in our net loss from price-level restatement from Ch$11,576 million in 2005 to Ch$7,527 million in 2006 was the lower inflation rate in 2006 versus 2005.

Income Taxes

Our income tax expenses in 2006 were a net tax liability of Ch$8,203 million as compared to a net tax liability of Ch$11,576 million in 2005.  This decrease is due to our lower income before income taxes in 2006 as compared to 2005.

Chilean and U.S. GAAP Reconciliation

Significant differences exist between our net income under Chilean GAAP as presented in “Item 5. Operating and Financial Review and Prospects,” and our net income under U.S. GAAP as presented in notes 26 and 27 to our audited consolidated financial statements. Such differences involve certain methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP. We prepare our financial statements in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP.  See notes 26 and 27 to our audited consolidated financial statements for a detailed description of the material differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

Our net income for the years ended December 31, 2005, 2006, and 2007 under Chilean GAAP and U.S. GAAP are as follows:

	Year Ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$

Net Income (Chilean GAAP)	57,714	41,998	51,049
Net Income (U.S. GAAP)	48,805	44,814	54,511

Our shareholders’ equity for the years ended December 31, 2006 and 2007 under Chilean GAAP and U.S. GAAP are as follows:

	Year Ended December 31,
	2006	2007
	MCh$	MCh$

Total Shareholders’ Equity (Chilean GAAP)	465,310	484,674
Total Shareholders’ Equity (U.S. GAAP)	430,605	460,304

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

While we are continuing to use all available sources of funding as we believe appropriate, we are continuing to place special emphasis on increasing deposits from retail customers. These deposits consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us. In addition, to the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished. In April 2005, we issued UF8,000,000 (approximately US$315 million) of bonds in the Chilean market with the goal of using the proceeds to reduce our UF gap between assets and liabilities, improve our liquidity and reduce funding costs. Additionally, in 2006 and 2007, we issued UF 2 million and UF 6 million of bonds in the Chilean market using the proceeds to finance our normal business activities and to improve its liabilities structure. See “—Deposits and Other Borrowings and note 12 c. to our audited consolidated financial statements.”

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

Reserves

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$15,698 million or US$32 million as of December 31, 2007). However, a bank may begin operations with 50.0% of such amount, provided that it has a total capital ratio (defined as effective equity as a percentage of risk-weighted assets) of not less than 12.0%. When a bank’s paid-in capital reaches UF600,000 (Ch$11,773 million or US$24 million as of December 31, 2007) the total capital ratio required is reduced to 10.0%.

The following table sets forth our minimum capital requirements set by the Chilean Superintendency of Banks as of the dates indicated. See note 14 to our financial statements for a description of the minimum capital requirements.

	As of December 31
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)

Net Capital Base	Ch$	389,160	Ch$	423,312	Ch$	433,625
3% total assets net of allowances	(113,741)		(119,518)		(145,935)
Excess over minimum required equity	Ch$	275,419	Ch$	303,794	Ch$	287,690
Net Capital Base as a percentage of the total assets, net of allowances	10.3%		10.6%		8.9%

Effective equity	Ch$	433,391	Ch$	464,768	Ch$	470,393
8% of the risk-weighted assets	(257,344)		(273,556)		(334,250)
Excess over minimum required equity	Ch$	176,047	Ch$	191,212	Ch$	136,143
Effective equity as a percentage of the risk weighted assets	13.5%		13.6%		11.3%

Financial Investments

The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2005, 2006 and 2007. Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held-to-maturity. As of December 31, 2005, 2006 and 2007 we have not classified any securities as held-to-maturity.

	As of December 31,
	2005		2006		2007
	(in millions of constant Ch$ of December 31, 2007)
Held-for-Trading:
Central Bank and government securities
Central Bank securities	Ch$	—	Ch$	49,741	Ch$	114,045
Chilean Treasury bonds	—		3,007		10,649
Other securities	—		2		2
Subtotal	—		52,750		124,696
Other financial securities
Time deposits in Chilean financial institutions	—		69,350		13,019
Mortgage finance bonds	—		4,095		3,504
Chilean financial institutions bonds	—		1,760		1,820
Chilean corporate bonds	—		—		83
Other Chilean securities	—		5,648		—
Subtotal	—		80,853		18,426
Total	—		133,603		143,122

Available-for-sale:
Central Bank and government securities
Central Bank securities	25,286		—		2,984
Chilean Treasury bonds	173		—		—
Other securities	2		—		—
Subtotal	25,461		—		2,984
Other financial securities
Time deposits in Chilean financial institutions	111,963		18,265		38,382
Mortgage finance bonds	120,637		1		—
Chilean financial institutions bonds	475		—		—
Chilean corporate bonds	85,213		6,721		—
Central Bank and government foreign securities	31,205		5,095		—
Other foreign securities	79,508
Subtotal	429,001		30,082		38,382
Total	454,462		30,082		41,366
Total financial investments	Ch$	454,462	Ch$	163,685	Ch$	184,488

In addition to the securities issued by the Central Bank and the Chilean government disclosed above, we also have a concentration of investments in time deposits and mortgage securities (Ch$6,915 million) issued by Banco del Estado de Chile, representing approximately 1.4% of our shareholders’ equity, at December 31, 2007.  We do not hold securities of any issuer other than the Chilean Central Bank, which the aggregate book value of the investment exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

The following table shows interest rates per annum applicable to certain Central Bank bonds as of the dates indicated:

		Peso- denominated	Peso-denominated	UF-denominated	UF-denominated
As of the end of		five-year bond	10-year bond	five-year bond	10-year bond
2005	January	4.93	5.91	2.51	3.10
	February	4.94	5.83	2.32	2.89
	March	5.26	6.00	2.21	2.78
	April	5.45	6.05	2.17	2.61
	May	5.29	5.82	2.15	2.38
	June	5.13	5.60	2.00	2.30
	July	5.35	5.77	1.95	2.38
	August	5.38	5.73	1.87	2.21
	September	5.45	5.78	1.88	2.18
	October	6.02	6.25	2.57	—
	November	6.14	6.44	3.31	—
	December	6.01	6.39	3.17	—

2006	January	5.98	6.16	2.73	2.93
	February	5.91	—	2.73	2.96
	March	6.03	6.28	2.79	3.01
	April	6.06	—	2.63	2.94
	May	6.16	—	2.92	3.15
	June	6.21	6.42	3.17	3.33
	July	6.25	—	2.99	3.21
	August	6.01	—	2.94	3.05
	September	5.86	6.01	3.07	3.03
	October	5.66	—	2.93	2.94
	November	5.36	—	2.82	2.72
	December	5.62	5.50	2.54	2.54

2007	January	5.18	5.27	2.61	2.58
	February	5.31	—	2.61	2.81
	March	—	—	2.47	2.57
	April	5.28	—	2.37	2.59
	May	5.51	—	2.79	2.96
	June	5.86	—	2.99	3.21
	July	6.17	—	2.75	3.12
	August	6.20	—	2.92	3.14
	September	—	—	2.69	2.96
	October	6.23	—	2.85	3.01
	November	—	—	2.90	2.93
	December	6.21	—	—	—

2008	January	6.42	—	2.86	2.92
	February	6.36	—	2.69	2.84
	March	—	—	2.25	2.66
	April	6.42	—	2.21	2.67
	May(*)	6.88	7.05	2.71	3.15

(*) Through May 31, 2008

During the latter part of 2005, long-term interest rates prevailing in Chile began to rise. In particular, the benchmark interest rates applicable to Central Bank bonds with maturities of five and ten years experienced significant increases. As prevailing benchmark interest rates in Chile began to rise, the marked-to-market value of the peso-and UF-denominated bonds held in our investment portfolio began to decline. This increase in rates and concurrent decrease in value of our investment portfolio would have resulted in significant losses when such bonds were marked-to-market in connection with the preparation of our financial statements.

Losses relating to the portion of our investment portfolio classified as “trading” are recorded as actual losses in our income statement as “Losses from trading activities.” Losses relating to the portion of our investment portfolio classified as “available for sale” are recorded in our balance sheet as “Other reserves,” which is a component of our shareholders’ equity. As of October 1, 2006, approximately 70% of our investment portfolio was classified as “available for sale,” so the marked-to-market losses relating to the increase in interest rates were reflected on our balance sheet.

In response to the magnitude of losses that would have been generated by maintaining our investment portfolio as it was constituted prior to October 1, 2005, we began to take certain actions aimed at diminishing the negative impact on our income statement of the rate increases discussed above. In October 2005 we began to gradually liquidate our investment portfolios through sales transactions carried out in the Chilean financial markets. As a result of these sales transactions, as of December 31, 2005, the balance of total financial investments in our consolidated portfolio had been reduced by Ch$119,378 million as compared to the balance as of December 31, 2004.

We continued this liquidation process through the first half of 2006. As a result, our total financial investments as of December 31, 2007, 2006 and 2005 amounted to Ch$184,488, Ch$163,685, and Ch$454,463, respectively. Our investment portfolio as a percentage of total assets decreased from 12% as of December 31, 2005 to 3.8% as of December 31, 2007As a result of these actions, the balance of our investment portfolio is currently significantly smaller than it has been historically. We do not currently intend to increase the size of our financial investment portfolio to historic levels. However, we expect to acquire additional investments, which would increase the size of the portfolio from its current level.

We have implemented certain structural changes that we believe will improve our ability to manage our exposure to market risks. For example, our Assets & Liabilities (A&L) Committee updated certain exposure limits applicable to our investment portfolio, including limits relating to potential losses. In addition, while we previously determined our potential loss and position limits on the basis of our free effective equity, which allowed us to establish relatively high limits due to our high level of capitalization, our A&L Committee has determined that such limits should be analyzed and determined on the basis of our net income. Furthermore, the Chief Executive Officer is informed on a daily basis the impact of investment decisions in a report that includes the principal financial results.    As a result of these adjustments, we have enhanced our ability to effectively manage market risks.  A description of the currently applicable limits, as well as information relating to other tools that we employ to manage market risk, are included under “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments as of December 31, 2007:

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	(in millions of constant Ch$ of December 31, 2007)
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
Held-for-Trading:
Central Bank and government securities
Central Bank securities	52,511	3.7	55,658	3.6	5,393	3.5	483	2.9	114,045
Chilean Treasury bonds	412	4.6	1,476	4.6	4,439	4.9	4,322	3.2	10,649
Other securities	—	—	2	6.7	—	—	—	—	2
Subtotal	52,923	3.7	57,136	3.6	9,832	4.1	4,805	3.2	124,696
Other financial securities
Time deposits in Chilean financial institutions	11,962	6.3	1,057	5.6	—	—	—	—	13,019
Mortgage finance bonds	536	3.9	1,190	3.6	1,658	3.9	120	4.3	3,504
Chilean financial institutions bonds	—	—	1,820	2.9	—	—	—	—	1,820
Other Chilean securities	—	—	83	6.2	—	—	—	—	83
Subtotal	12,498	6.2	4,150	3.9	1,658	3.9	120	4.3	18,426
Total	65,421	4.2	61,286	3.6	11,490	4.1	4,925	3.2	143,122

Available-for-sale:
Central Bank and Government Securities
Central Bank Securities	1,872	3.2	1,112	3.2	—	—	—	—	2,984
Subtotal	1,872	3.2	1,112	3.2	—	—	—	—	2,984
Others Financial Securities
Time deposits in Chilean Financial Institutions	38,382	6.1	—	—	—	—	—	—	38,382
Subtotal	38,382	6.1	—	—	—	—	—	—	38,382
Total	40,254	6.0	1,112	3.2	—	—	—	—	41,366
Total Financial investments	105,675	4.9	62,398	3.6	11,490	4.1	4,925	3.2	184,488

Unused Sources of Liquidity

As part of our liquidity policy, we maintain at all times a diversified portfolio of highly liquid assets that can be quickly mobilized, including cash, financial investments and Central Bank and government securities.

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

Net Cash Provided by Operating Activities

	For the year ended December 31,
	2005		2006		2007
	(in millions of constant Ch$ of December 31, 2007)

Net cash provided by operating activities	Ch$	107,316	Ch$	87,094	Ch$	105,153

In 2007, our net cash provided by operating activities increased by Ch$18,059 million, or 20.7% when compared to 2006. The increase in operating activities was mainly due an increase in net income and provisions and charge-offs for loan losses by Ch$9,051 million and Ch$10,745, respectively. This was partially offset by increases in various other charges which do not generate cash.

Our net cash provided by operating activities decreased by Ch$20,222 million, or 18.8%, from 2005 to 2006. This was primarily due to a decrease in net income when compared to the prior year.

Net Cash Used in Investing Activities

	For the year ended December 31,
	2005		2006		2007
	(in millions of constant Ch$ of December 31, 2007)

Net cash used in investing activities	Ch$	(350,108)	Ch$	(187,582)	Ch$	(1,093,174)

Our net cash used in investing activities increased by 482.8% from Ch$187,582 million in 2006 to Ch$1,093,174 million in 2007.  This increase was mainly a result of an increase in the volume of our loan portfolio, as further explained under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Liquidity—Financial Investments.”

Our net cash used in investing activities decreased by 46.4% from Ch$350,108 million in 2005 to Ch$187,582 million in 2006.  This decrease was mainly attributable to (i) our increased use in 2006 of available cash to finance loans to our customers and (ii) the liquidation of our investment portfolio during the first quarter of 2006, as further explained under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Liquidity—Financial Investments.”

Net Cash Provided by Financing Activities

	For the year ended December 31,
	2005		2006		2007
	(in millions of constant Ch$ of December 31, 2007)

Net cash provided by financing activities	Ch$	146,843	Ch$	109,615	Ch$	996,445

Our net cash provided by financing activities increased by 809.0% from Ch$109,615 million in 2006 to Ch$996,445 in 2007.  This was primarily the result of an increase in deposits and borrowings and a decrease in other short-term liabilities.

Our net cash provided by financing activities decreased by25.4% from Ch$146,843 million in 2005 to Ch$109,615 in 2006.  This decrease was primarily the result of a decrease in deposits and borrowings, issuance of bonds, loans obtained abroad and an increase in other short-term liabilities.  This was partially offset by an increase in other sight or term obligations, borrowings from the Central Bank and short-term foreign loans.

Deposits and Other Borrowings

The following table sets forth our average daily balance of our liabilities for the years ended December 31, 2005, 2006 and 2007, in each case together with the related average nominal interest rates paid thereon.

Year ended December 31,
2005	2006	2007
Average	Average	Average
Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate
(in millions of constant Ch$ as of December 31, 2007, except for percentages)

Savings accounts	Ch$	13,898	Ch$	541	3.9%	Ch$	12,478	Ch$	242	1.9%	Ch$	10,344	Ch$	686	6.6%
Time deposits	1,937,002	76,315	3.9	1,660,140	86,050	5.2	1,924,808	117,083	6.1
Central Bank borrowings	27,057	926	3.4	10,102	501	5	12,199	653	5.4
Repurchase agreements	101,715	13,097	12.9	88,806	12,192	13.7	109,469	5,422	5
Mortgage finance bonds	308,707	25,988	8.4	325,115	21,410	6.6	346,449	41,840	12.1
Other interest bearing-liabilities	403,119	25,614	6.4	521,730	28,479	5.5	599,244	48,644	8.1
Subtotal interest-bearing liabilities	2,791,498	142,481	5.1%	2,618,371	148,874	5.7%	3,002,513	214,328	7.1%

Non-interest bearing liabilities:
Non-interest bearing deposits	266,132	238,507	300,735
Contingent liabilities	228,456	260,314	286,533
Other non-interest bearing liabilities	912,337	392,765	177,497
Shareholders’ equity	420,293	444,678	441,524
Subtotal non-interest bearing liabilities	1,827,218	1,336,264	1,206,289
Total	Ch$	4,618,716	Ch$	142,481	Ch$	3,954,635	Ch$	148,874	Ch$	4,208,802	Ch$	214,328

Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy.  Our most important source of funding is our time deposits.  Time deposits represented 64.1% of our average interest bearing liabilities for the year ended December 31, 2007.  We are continuing to place special emphasis on increasing deposits from retail customers, which consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us.  To the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished.  We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of mortgage finance bonds in Chile’s domestic capital markets. Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

C.            RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not currently conduct any significant research and development activities.

D.            TREND INFORMATION

Our net interest revenue in 2007 increased significantly when compared to 2006.  This was principally due to a larger portfolio of average interest-earning assets when compared to 2006 and to the favourable effect that inflation has on our business.  Core inflation calculated from November to November of each year reached 7.4% in 2007.  This was 340 basis points over the Chilean Central Bank’s target inflation rate of 3.0%.

Our net interest revenue is positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest revenue is negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Currently, we have more UF-denominated assets than liabilities.

Our operating revenues depend significantly on our net interest revenue. In 2005, 2006 and 2007 net interest revenue over total operating revenues represented 80.2%, 81.8% and 83.9%, respectively. Changes in market interest rates may affect the interest rates earned on our interest-earning assets and the interest rates paid on our interest bearing liabilities which may result in a further reduction in our net interest revenue.

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

Also see “Item 5. Operating and Financial Review and Prospects—Operating Results”

E.              OFF-BALANCE SHEET ARRANGEMENTS

We are party to transactions with off-balance-sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements and include commitments to extend credit not otherwise accounted for as contingent loans. These commitments include such items as overdraft and credit card lines of credit. Previously, our interest rate and cross-currency swap agreements were treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, was recorded in net income in the period that such differences originated. As described in note 1g, beginning January 1, 2006, the Chilean Superintendency of Banks established new rules for the accounting treatment of certain derivative instruments and hedges of financial assets. Traditional financial instruments which meet the definition of a “derivative” such as forwards in foreign currency, UF, interest rate futures currency and interest rate swaps, currency and interest rate options and others, are initially recognized on the balance sheet at cost (including transaction fees) and, at subsequent period ends, at their fair value. The fair value is obtained from market quotes, discounted cash flow models and option valuation models, as applicable.

Such commitments are agreements to lend to a customer at a future date, subject to the customer’s compliance with contractual terms. Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these commitments is Ch$213,437 million as of December 31, 2007.

We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding commitments do not represent an unusual credit risk.

In terms of outstanding exposure to credit risk, the true measure of risk from derivative transactions is the marked-to-market value of the contracts at a point in time (i.e., the cost to replace the contract at the current market rates should the counterparty default prior to the settlement). For most derivative transactions, the notional principal amount does not change hands; it is simply an amount that is used as a reference upon which to calculate payments. As of December 31, 2007, the net unrealized gain or loss on our derivative portfolio, determined based on the marked-to-market value, was a loss of Ch$183 million.

F.              TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In addition to the scheduled maturities of our contractual obligations which are included under “—Liquidity and Capital Resources—Sources of Liquidity,” as of December 31, 2007, we also had other commercial commitments which mainly consist of open and unused letters of credit together with guarantees granted by us in Ch$, UF and foreign currencies (principally U.S. dollars). We expect most of these commitments to expire unused.

The following table sets forth our contractual obligations and other commercial commitments by time remaining to maturity, as of December 31, 2007, including accrued interest:

			Due		Due
	Due		after 1 year		after 3 years		Due
	within		but within		but within		after
	1 year		3 years		6 years		6 years		Total
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Contractual Obligations
Time and other obligations(1)	Ch$	2,131,553	Ch$	164,117	Ch$	106,824	Ch$	1,198	Ch$	2,403,692
Mortgage finance bonds	38,294		56,898		82,970		175,269		353,431
Bonds	17,309		176,732		62,638		48,434		305,113
Subordinated bonds	6,352		11,318		11,967		14,245		43,882
Chilean Central Bank borrowings:
Credit lines for renegotiations of loans	—		—		—		—		—
Other Central Bank borrowings	45,824		—		—		—		45,824
Borrowings from domestic financial institutions	83,220		—		—		—		83,220
Investments sold under agreements to repurchase	54,255		—		—		—		54,255
Foreign borrowings	251,433		21,633		2,296		—		275,362
Other borrowings	15,935		7,744		4,842		1,020		29,541
Operating leases	3,681		6,914		8,177		9,671		28,443
Total contractual obligations	Ch$	2,647,856	Ch$	445,356	Ch$	279,714	Ch$	249,837	Ch$	3,622,763
Other Commercial Commitments
Letter of Credit	Ch$	32,573	Ch$	1,768	Ch$	—	Ch$	—	Ch$	34,341
Guarantees	203,457		51,839		4,218		13		259,527
Other commercial commitments	16,174		12,548		—		—		28,722
Total other commercial commitments	Ch$	252,204	Ch$	66,155	Ch$	4,218	Ch$	13	Ch$	322,590

(1)                                  Excludes demand accounts, savings accounts and contingent liabilities.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS AND SENIOR MANAGEMENT

Our management is vested in our Board of Directors which, in accordance with our bylaws, consists of 11 directors and 1 alternate who are elected at annual shareholders’ meetings. Members of the Board of Directors are elected for three-year terms. Our current members of the Board of Directors were elected on February 27, 2007 and their term expires in February 2010. Cumulative voting is permitted for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. Our principal executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the Board of Directors are held monthly. Extraordinary meetings can be held when called in one of three ways:  by the Chairman of the Board of Directors, by one or more directors with the prior approval of the Chairman of the Board of Directors, or by six directors.

Our current directors are as follows:

Directors	Position	Age
Carlos Abumohor Touma	Chairman and Director	87
Alvaro Saieh Bendeck	First Vice Chairman and Director	58
Jorge Andrés Saieh Guzmán	Second Vice Chairman and Director	37
Jorge Selume Zaror	Director	56
Fernando Aguad Dagach	Director	48
Carlos Massad Abud	Director	75
Hernán Somerville Senn	Director	67
Arturo Valenzuela Bowie	Director	64
Ignacio Gonzalez Martinez	Director	44
Francisco Rosende Ramírez	Director	52
Julio Barriga Silva	Director	70
Juan Rafael Gutiérrez Ávila	Alternate Director	67

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

Arturo Valenzuela Bowie became a Director on March 27, 2007. He has served as Professor of Government and Director of the Center for Latin American Studies in Edmund A. Walsh School of Foreign Service at Georgetown University. Previously, he served as Professor of Political Science, Director on the Council of Latin American Studies at Duke University, and has been a member of a variety of Boards. He holds a Ph.D. in Political Science and Comparative Politics from Columbia University.

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

Our current Executive Officers are as follows:

Executive Officer	Position	Age
Mario Chamorro Carrizo	Chief Executive Officer	50
Cristobal Prado Fernandez	Division Manager – Retail Banking	37
Patricio Leighton Zambelli	Division Manager – Corp Capital	39
Christian Schiessler García	Division Manager – Large Companies and Corporate	53
Oscar Cerda Urrutia	Division Manager – Companies	56
Pedro Silva Yrarrazaval	Division Manager – International and Treasury	47
Cristián Canales Palacios	Division Manager – Legal Services	43
Julio Henríquez Banto	Division Manager – Risk / Interim Chief Financial Officer	42
Fernando Valdivieso Larraín	Division Manager – Companies Credit Risk	55
Luis Morales Fernandez	Division Manager – Commercial Credit Risk	44
Guido Silva Escobar	Division Manager – Operations	56
Armando Ariño Joiro	Division Manager – Information Technology	42
Christian Gilchrist Correa	Division Manager – Human Resources and Administration	37
José Manuel Mena Valencia	Comptroller Manager – Reports to Audit Committee	52

Mario Chamorro Carrizo has served as our Chief Executive Officer since May 30, 2006. From 2003 to 2006, Mr. Chamorro served as Chief Executive Officer of our former affiliate, CorpBanca Venezuela and later served as Chairman of the Board of Directors of CorpBanca Venezuela. From 2001 to 2003 he served as Chief Executive Officer of CorpBanca in Chile and from 1999 to 2001 he served as its Chief Operating Officer. From 1996 to 1999 he served as Chief Financial Officer of Corp Group and previously he held a similar position at Banco Osorno. Mr. Chamorro received a B.A. in Business and Administration from the Universidad de Chile. He also received a Masters in Business and Administration from the University of California in Los Angeles.

Cristobal Prado Fernandez has served as the Division Manager of Retail Banking since June 2008. Mr. Prado was the Manager of Client Services between 2005 and 2008. He previously held similar positions in Banco Santander. Mr. Prado received a B.A. in Business and Administration from the the university Finis Terrae and a Masters in Business and Administration from the university Adolfo Ibañez.

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

Oscar Cerda Urrutia has served as the Division Manager of Companies since June 2008. He was previously the Chief Executive Officer of Banco Ripley. Mr. Cerda received a B.A. in Business and Administration from the Universidad de Concepcion.

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

Julio Henríquez Banto has served as the Risk Division Manager since 2005 and interim Chief Financial Officer since February 2008; previously he was our Comptroller since 2004. Mr. Henríquez served as the Division Manager of Products from September 2000 to May 2004. Mr. Henríquez served as the Manager of our Personal and Lower Income (Banco Condell) Banking Division from 1996 to August 2000. From 1993 to 1996 he served as the Assistant Manager of Personal and Lower Income Banking Division of Banco Osorno. Mr. Henríquez received a B.A. in Business and Administration from the Universidad de Santiago. He also received a Masters in Business and Administration from the Universidad Adolfo Ibañez.

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

José Manuel Mena Valencia has served as our Comptroller Manager since March 2008. From 1995 to 2008 he served as the Chief Executive Officer of BancoEstado. Previously, he was the Chief Financial Officer of Banco Osorno. Mr. Mena received an undergraduate degree in Industrial Civil Engineering. He also received a Masters in Economics from the Universidad de Chile.

B.            COMPENSATION

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the individual compensation of our directors or officers. For the year ended December 31, 2007, we did not pay any fees to our directors and no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers. We engaged in transactions with companies controlled by certain of our directors under the applicable requirements of the Chilean Companies Law. In 2007, we paid our senior management an aggregate of Ch$5,652 million. Chilean law does not require us to have a compensation committee.

At the ordinary shareholders’ meetings held on February 26, 2008, we agreed not to pay remuneration to the members of our Board of Directors, although we customarily compensate the members of our Directors Committee and Audit Committee, who earned total fees of Ch$209 million in 2007. Additionally, we paid per diems of Ch$15 million in 2007.

C.            BOARD PRACTICES

The Directors Committee

The Directors Committee is comprised of the following three members of the Board of Directors:  Messrs. Carlos Massad Abud (Chairman), Ignacio Gonzalez Martinez and Francisco Rosende Ramirez. The Directors Committee’s responsibilities are, among others:

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

The Audit Committee

In May 2003, the Chilean Superintendency of Banks adopted a resolution requiring that, from January 2004, all Chilean banks establish an Audit Committee composed of two or more members, two of whom must be directors appointed by the Board of Directors. Our Audit Committee is comprised of Messrs. Hernan Somerville Senn (Chairman), Arturo Valenzuela Bowie (Vice Chairman), Carlos Massad Abud, Ignacio Gonzalez Martinez and Francisco Rosende Ramirez. The main duties of the Audit Committee are to review the efficiency of internal control systems, to ensure compliance with laws and regulations and to have a clear understanding of the risks involved in our business. The Chilean Superintendency of Banks recommends that at least one of the members of the Audit Committee, who must also be a member of the Board of Directors, be experienced with respect to the accounting procedures and financial aspects of banking operations. The members of the Audit Committee appointed by the Board of Directors must be independent according to the criteria set by the Board of Directors. In furtherance of the independence of the Audit Committee, our Board of Directors has determined that Audit Committee members should not, for the last three years, have held positions as our principal executive officers, have performed professional services for us, have commercial commitments with us or with any of our affiliates or related persons, or have relations with other entities related to us from which they have received material payments. Moreover, they may not accept any payment or other compensatory fee from us, other than in their capacity as members of the Audit Committee or of other committees. The Chairman of the Audit Committee receives a monthly remuneration.

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

Under Chilean law we are not required to adopt or disclose our corporate governance guidelines. We follow corporate governance guidelines established by Chilean laws which include, among others: (i) active participation of directors in our main committees, (ii) the requirement that all employees must sign and be knowledgeable of our code of ethics, (iii) a separation of functions – our commercial segment is separated from the back office and risk segments, main credit decisions are taken in committee, (iv) monthly review by the audit committee of internal audit reports and (v) the appointment of an officer who overseas compliance with the code of ethics.

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

D.            EMPLOYEES

As of December 31, 2007, on a consolidated basis we had 3,032 employees, 2,799 of whom were bank employees and 233 of whom were employees of our subsidiaries. Approximately 24.3% of our employees were unionized as of that date. All management positions are held by non-unionized employees. We believe that we have good relationships with our employees and the unions to which some of our employees belong.

As of December of each of the years ended 2005, 2006 and 2007 we had 1,963, 2,378 and 3,032 employees, respectively, on a consolidated basis.

E.              SHARE OWNERSHIP

Mr. Alvaro Saieh Bendeck, our First Vice Chairman and a member of our Board of Directors, together with his family maintains in an indirect ownership of 59.1144% of Corp Group Banking S.A.   In addition, Mr. Alvaro Saieh Bendeck with his spouse are indirect holders of 100% of the ownership rights of Compañía Inmobiliaria y de Inversiones Saga S.A. These holding companies, controlled by Mr. Saieh Bendeck, beneficially own approximately 49.59% and 8.23% of our outstanding shares, respectively. Carlos Abumohor Touma is the Chairman of our Board of Directors, and his sons, indirectly beneficially own approximately 1,70% of our shares. Fernando Aguad Dagach and his family indirectly beneficially own approximately 5.19%of our outstanding shares. Ignacio González Martínez and his family indirectly beneficially own approximately 2,46% of our shares. In addition, Jorge Selume Zaror and his family indirectly own approximately 3,43% of our outstanding shares. Other than as stated above, no director or officer owns more than 1.0% of our outstanding common stock.

Our directors and senior managers do not have different or preferential voting rights with respect to those shares they own.

We do not have any arrangements for issuing capital to our employees, including any arrangements that involve the issue or grant of options of our shares or securities.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

Our only outstanding voting securities are our common stock. As of June 6, 2008, we had 221,236,558,313 shares of common stock outstanding and 5,672,732,264 shares in our custody.

On April 15, 2008, at an extraordinary shareholders’ meeting, our shareholders approved the Share Repurchase Program to repurchase our shares in the local Chilean market through one or more tender offers in accordance with article 198-5 of the Securities Market Law.  The purpose of the Share Repurchase Program is to invest and trade our own shares in accordance to share price fluctuations experienced throughout the duration of the program.  The maximum percentage of shares to be repurchased under this Program is equivalent to 5% of the shares issued and paid, or up to 11,345,464,528 shares.  On April 22, 2008, our Board of Directors, acting as authorized by our shareholders at the extraordinary shareholders’ meeting held on April 15, 2008, repurchased 5,672,732,264 shares, which represent 2.5% of our issued and paid shares.  This repurchase reduced our total shares outstanding to 221,236,558,313.  See Item 4 – “Share Repurchase Program” for a discussion on the main terms and conditions of this program.

The following table sets forth information with respect to the record and beneficial ownership of our capital stock as of June 6, 2008 with respect to each shareholder known to us to own more than 5% of the outstanding common stock and all directors and executive officers as a group, except treasury shares which have been included in the table below:

Stockholder	Number of shares	Percentage of total share capital	Number of Votes	Percentage of Voting and Dividend rights
Corp Group Banking S.A.(1)(4)	112,530,207,591	49.59	112,530,207,591	50.86
Compañía Inmobiliaria y de Inversiones Saga S.A.(2)(4)	18,674,402,741	8.23	18,674,402,741	8.44
Public	80,791,903,233	35.61	80,791,903,233	36.52
Officers and Directors, as a group (3)	114,884,173,819	50.63	114,884,173,819	51.93
CorpBanca (5)	5,672,732,264	2.50	—	—

(1)                                 As of June 1, 2008, Corp Group Financial Chile B.V., or CGFC, indirectly owned 100% of the outstanding capital stock of Corp Group Banking S.A., or CGB. CGFC is controlled by Alvaro Saieh Bendeck who, together with his family, indirectly owns a majority of its voting stock. Accordingly, beneficial ownership of CGB’s shares are attributed to Alvaro Saieh Bendeck and his family, and Mr. Saieh Bendeck and family thereby also indirectly controls CorpBanca. As set forth in footnote (2) below, Alvaro Saieh Bendeck and his spouse also indirectly beneficially owns an additional 8.23% of the shares of CorpBanca through Saga.

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

(5)                                 Treasury shares owned by us do not hold voting or dividend redemption rights.

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

As of June 6, 2008, ADR holders (through the Depositary) held 0.56% of our total shares, represented by one registered shareholder. The remaining 99.44% of our total shares were held locally, in Chile, represented by 6,594 local and foreign shareholders (excluding those share held by us).  All of our shareholders have identical voting rights except for treasury shares held by us which do not hold voting or dividend redemption rights.

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

As of December 31, 2005, 2006 and 2007, loans to related parties totaled Ch$53,731 million, Ch$59,297 million and Ch$41,081 million, respectively. As of December 31, 2005, 2006 and 2007, related party receivables, other than loans, totaled Ch$149.3 million, Ch$15.0 million and Ch$33.1 million, respectively. See note 16 to our financial statements for a more detailed accounting of transactions with related parties.

Loans to related parties

At December 31, 2006 and 2007, loans to related parties were as follows:

	2006				2007
	Loans		Collateral Pledged(1)		Loans		Collateral Pledged(1)
	(in millions of constant Ch$ as of December 31, 2007)

Operating companies	Ch$	51,241	Ch$	8,136	Ch$	37,676	Ch$	2,565
Investment companies(2)	7,021		—		2,131		895
Individuals(3)	1,035		468		1,274		766
Total	Ch$	59,297	Ch$	8,604	Ch$	41,081	Ch$	4,226

(1)           Includes only those guarantees that are admitted by Article 84 of the General Banking Law for purposes of establishing the individual credit limits defined by the Law. The guarantees are valued in accordance with the Superintendency’s instructions.

(2)           Includes companies whose purpose is to hold shares in other companies.

(3)           Includes debt obligations that are equal to or greater than UF3,000, equivalent to Ch$58.9 million as of December 31, 2007.

All loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.  During 2006 and 2007, the largest amounts of related party loans outstanding amounted to Ch$59,298 million and Ch$63,472 million, respectively.

Other Transactions with Related Parties

During 2005, 2006 and 2007, we had the following income (expenses) from services provided to (by) related parties:

	Year ended December 31,
	2005	2006	2007
Company	Income (expenses)	Income (expenses)	Income (expenses)
	(in millions of constant Ch$ as of December 31, 2007)

Corp Group Interhold S.A. (1)	(1,393)	(1,425)	(1,410)
Inmobiliaria Edificio Corp Group S.A.	—	(344)	(1,034)
Nexus S.A.	(1,108)	(1,188)	(1,825)
Transbank S.A.	(935)	(1,110)	(2,483)
Empresa Periodística La Tercera S.A.	—	—	(467)
Recaudaciones y Cobranzas S.A.	(1,439)	(533)	(254)
Redbanc S.A.	(408)	(308)	(382)
Fundación Corpgroup Centro Cultural	(648)	(269)	(100)
Inmobiliaria e Inversiones San Francisco Ltda.	(160)	(162)	(155)
Asesorías Santa Josefina Ltda.	(153)	(155)	(148)
Inmobiliaria e Inversiones Boquiñeni Ltda.	(47)	(39)	(36)
Corp Legal S.A.	(11)	(20)	(37)
Promoservice S.A.	(361)	(5)	(110)
Sociedad Nacional de Minería	(41)	—	—
Compañía de Seguros Vida Corp S.A.	206	167	—

(1)                                 Relates to our service agreement with our affiliate Corp Group Interhold S.A. which was signed on July 6, 2001 and had an initial five year term which is automatically renewable for one-year periods thereafter. Under this agreement, we pay fees to Corp Group Interhold S.A. of approximately UF6,250 per month.

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

B.            SIGNIFICANT CHANGES

There have been no significant changes since December 31, 2007 that would materially affect the financial statements included in this Annual Report.

ITEM 9.  OFFER AND LISTING DETAILS

A.            OFFER AND LISTING DETAILS

Price History

The table below shows, for the periods indicated, high and low closing prices (in nominal pesos) of the shares of our common stock on the Santiago Stock Exchange and of our ADSs on the New York Stock Exchange.

	Santiago Stock Exchange		New York Stock Exchange
	Common Stock		ADSs
	High	Low	High		Low
	(Ch$ per share (1))		(US$ per ADS(2))
Annual Price History
2003(3)	3.51	2.04	—		—
2004	3.38	2.80	28.75	(4)	26.25	(4)
2005	3.22	2.80	30.40		24.80
2006	3.03	2.28	28.73		21.69
2007	3.82	2.76	39.06		23.74
Quarterly Price History
2006 1st Quarter	3.03	2.80	28.47		26.65
2006 2nd Quarter	2.97	2.40	28.73		22.25
2006 3rd Quarter	2.75	2.28	25.60		21.69
2006 4th Quarter	2.97	2.60	28.21		24.25
2007 1st Quarter	3.28	2.76	30.55		24.00
2007 2nd Quarter	3.33	2.79	31.55		25.70
2007 3rd Quarter	3.82	2.97	37.21		23.74
2007 4th Quarter	3.81	3.25	39.06		32.51
2008 1st Quarter	3.38	2.87	35.15		30.00
2008 2nd Quarter(5)	3.08	2.95	35.12		30.50
Monthly Price History
December 2007	3.55	3.25	36.10		32.51
January 2008	3.38	2.87	35.03		30.00
February 2008	3.25	3.00	35.11		32.25
March 2008	3.05	2.90	35.15		31.91
April 2008	3.08	3.00	35.12		32.70
May 2008	3.05	2.95	32.59		30.50

Sources:  Santiago Stock Exchange Official Quotation Bulletin; NYSE.

(1)	Pesos per share reflect nominal price at trade date.
(2)	Price per ADS in US$: one ADS represents 5,000 shares of common stock.
(3)	From November 26, 2003 to December 31, 2003.
(4)	From November 1, 2005 to December 31, 2005.
(5)	Through May 31, 2008.

No trading suspensions relating to our common stock have occurred.

The table below shows, for the periods indicated, the average daily trading volume for our common stock on the Santiago Stock Exchange and of our ADSs on the New York Stock Exchange.

	Santiago Stock Exchange	New York Stock Exchange
	Common Stock Volume (Ch$)(1)	ADSs Volume (US$)
Annual Average Daily Trading Volume
2003(2)	1,070,206,571	—
2004	958,306,569	264,072	(3)
2005	790,655,535	354,469
2006	622,222,188	323,737
2007	1,197,713,368	287,923
Quarterly Average Daily Trading Volume
2006 1st Quarter	781,630,339	645,405
2006 2nd Quarter	501,742,014	248,000
2006 3rd Quarter	449,239,023	152,963
2006 4th Quarter	748,660,172	170,302
2007 1st Quarter	1,071,374,691	237,293
2007 2nd Quarter	809,002,363	170,971
2007 3rd Quarter	1,404,345,767	452,407
2007 4th Quarter	1,520,204,434	337,591
2008 1st Quarter	969,771,613	249,039
2008 2nd Quarter(4)	869,320,429	52,619
Monthly Average Daily Trading Volume
December 2007	1,666,821,971	135,377
January 2008	1,417,335,910	179,577
February 2008	823,098,926	380,777
March 2008	631,457,208	190,236
April 2008	396,561,828	57,643
May 2008	1,389,354,889	47,356

Sources: Santiago Stock Exchange Official Quotation Bulletin; NYSE.

(1)                                  Pesos per share reflect nominal price at trade date.

(2)                                  From November 26, 2003 to December 31, 2003.

(3)                                  From November 1, 2005 to December 31, 2005.

(4)                                  Through May 31, 2008.

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

Shareholders’ Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year, generally in February. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our Board of Directors, elects the members of our Board of Directors and approves any other matter which does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on February 26, 2008.

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

Systems Operations Services Agreement. We have entered into a Systems Operations Services Agreement with IBM, initially dated March 30, 2001, and covering a term from April 1, 2001 through April 15, 2006 which can be renegotiated periodically. The contract now covers a term from April 16, 2008 to April 30, 2018. Under this agreement, IBM provides outsourcing Computer System Operations services to us and we are obligated to pay fees amounting to UF2,821.66 per month.

Service Contract. We have entered into a Service Contract with our affiliate Corp Group Interhold S.A.  This agreement is dated July 6, 2001 and covered a five year term which is automatically renewed for one-year periods thereafter. Under this agreement, CorpGroup shall provide us with professional and technical consulting including preparation of financial statements, implementing financial and administrative procedures; preparing, analyzing, and providing legal advisory services; and analyzing economic, financial sectors and feasibility of investment plans. Under this agreement, we pay fees of approximately UF6,250 per month.

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

Redbanc Agreement. We have entered into an agreement to participate in the automated teller machine network operated by Redbanc S.A., dated as of April 1, 2001.  The contract covers a three-year term which is automatically and successively renewed for equal three year periods. The purpose of this agreement is to provide services to facilitate the performance of banking objectives. This includes the installation, operation, maintenance, and development of equipment, devices, systems, and services used for the management and operation of automated and non-automated cash and point-of-sale machines and the related services.  RedBanc shall invoice and charge us a different monthly fee for each of the services connected to the automated teller machine network.

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

F.              DIVIDENDS AND PAYING AGENTS

Not applicable.

G.            STATEMENT BY EXPERTS

Not applicable.

H.            DOCUMENTS ON DISPLAY

The documents concerning CorpBanca which are referred to in this Annual Report may be inspected at our offices at Rosario Norte 660, Las Condes, Santiago, Chile.

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

The composition of our assets, liabilities and shareholders’ equity as of December 31, 2007 by currency and term is as follows:

	As of December 31, 2007
					Ch$ indexed		Foreing
	Ch$		UF		to US$		Currency		Total		Percentage
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Assets
Cash and due from banks	Ch$	64,675	Ch$	—	Ch$	—	Ch$	35,408	Ch$	100,083	2.1%
Other assets:
Less than 1 year	1,422,266		466,639		5,625		460,874		2,355,404		48.7
From 1 to 3 years	343,548		406,180		7,823		67,911		825,462		17.1
More than 3 years	363,204		1,113,429		7,295		88,519		1,572,447		32.5
Bank premises and equipment (2)	34,159		—		—		—		34,159		0.7
Allowances for losses	(55,067)		—		—		—		(55,067)		(1.1)
Total	Ch$	2,172,785	Ch$	1,986,248	Ch$	20,743	Ch$	652,712	Ch$	4,832,488	100.0%
Percentage of total assets	45.0%		41.1%		0.4%		13.5%		100.0%

Liabilities and Shareholders Equity
Non-interest-bearing deposits (1)	Ch$	331,127	Ch$	—	Ch$	—	Ch$	15,115	Ch$	346,242	7.2%
Other liabilities:
Less than 1 year	1,992,587		245,825		2,358		734,005		2,974,775		61.5
From 1 to 3 years	94,683		361,898		2,898		47,000		506,479		10.5
More than 3 years	66,377		449,284		897		3,760		520,318		10.8
Shareholders’ equity (2)	484,674		—		—		—		484,674		10.0
Total	Ch$	2,969,448	Ch$	1,057,007	Ch$	6,153	Ch$	799,880	Ch$	4,832,488	100.0%
Percentage of total liabilities and shareholders’ equity	61.4%		21.9%		0.1%		16.6%		100.0%

(1)	Includes checking accounts, banker’s drafts and transactions payable.
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

RC – ((k * RWA) + EMR) > 0

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

2)     Limit on exposure to short term interest rate and inflation risk of our non-trading portfolio.  CorpBanca’s exposure to short term interest rate and inflation risk of the non-trading portfolio cannot exceed 25% of its unconsolidated net interest income plus fees sensitive to interest rate volatility.  Short-term interest rate risk.

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

Interest Rate Risk of Trading Portfolio:  Regulatory Method

The interest rate risk of the trading portfolio as defined by the Central Bank of Chile is equal to the sum of:

1)                       The sensitivity analysis of the trading portfolio

2)                       Vertical adjustment factor

3)                       Horizontal adjustment factor

The sensitivity factor of the trading portfolio is calculated using the following formula:

Where:

Amt	:	Trading Assets (pesos, inflation linked and foreign currency)
Pmt	:	Liabilities funding trading positions (pesos, inflation linked and foreign currency)
amt	:	Sensitivity factor to rise interest rate
m	:	Currency (pesos, inflation linked and foreign currency)
t	:	Time period
å	:	Summation
| |	:	Absolute value

The vertical adjustment factor is calculated in the following manner

Where:

b	:	Vertical adjustment factor, equal to 10%
Min( )	:	Compensated net position

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

The following table illustrates the value of the different factors used for calculating the interest rate risk of the trading portfolio:

										Horizontal adjustment factor
			Change in interest rate (bp)			Sensitivity factor			Vertical adjustment	Within the	Between adjacent	Between zones 1
Zone	Period		Ch$	UF	FX	a Ch$	a UF	a FX	factor	zones	zones	and 3
Zone 1	1	Up to 30 days	125	350	125	0.0005	0.0014	0.0005
	2	31 days to 3 mths	125	300	125	0.0019	0.0047	0.0020
	3	3 - 6 mths	125	250	125	0.0042	0.0088	0.0044		l1 = 40%
	4	6 - 9 mths	125	200	125	0.0069	0.0116	0.0072
	5	9 mths - 1 year	125	175	125	0.0095	0.0140	0.0100			l12 = 40%
Zone 2	6	1 - 2 years	100	125	100	0.0124	0.0166	0.0133
	7	2 - 3 years	100	100	100	0.0191	0.0211	0.0211	b = 10%	l2 = 30%
	8	3 - years	100	100	100	0.0248	0.0281	0.0281				l13 = 100%
Zone 3	9	4 - 5 years	75	75	75	0.0221	0.0258	0.0258			l23 = 40%
	10	5 - 7 years	75	75	75	0.0263	0.0320	0.0320
	11	7 - 10 years	75	75	75	0.0307	0.0401	0.0401
	12	10 - 15 years	75	75	75	0.0332	0.0486	0.0486		l3 = 30%
	13	15 - 20 years	75	75	75	0.0317	0.0534	0.0534
	14	> 20 years	75	75	75	0.0278	0.0539	0.0539

Foreign Currency Risk: Regulatory Method

The foreign currency risk as defined by the Central Bank is equal to:

Where:

PNA	:	Net asset position.
PNP	:	Net liabilities position.
PNoro	:	Net gold position.
si	:	Sensitivity factor for each currency.
j	:	Foreign currency
S	:	Summation
| |	:	Absolute value
Max	:	Maximum value

Interest Rate and Inflation Risk of Non-trading Portfolio: Regulatory Method

The short-term interest rate risk and inflation risk of non-trading portfolio as defined by Central bank is equal to:

The long-term interest rate risk of the non-trading portfolio is calculated according to the following formula:

Where:

Amt	:	Non-trading Assets (pesos, inflation linked and foreign currency).
Pmt	:	Non-trading Liabilities (pesos, inflation linked and foreign currency).
μt	:	Sensitivity factor associated with interest rate movement.
NPur	:	Net position in inflation linked instruments, including those subject to price level restatement.
t	:	Factor that measures the sensitive to movements in the inflation index. This factor is equal a 2%.
ΔF	:	Effect on fess from shifts in interest rate and assumes a 200 basis point movement.
r	:	Sensitive factor to increase in interest rates
t	:	Time period
m	:	Currency (pesos, inflation linked and foreign currency).
S	:	Summation
| |	:	Absolute value

		Change in interest rate (bp)			Sensitivity factor short-term	Sensitivity factor long-term (rmt)
Period		Ch$	UF	FX	(μt)	Ch$	UF	FX
1	Up to 30 days	200	400	200	0.0192	0.0008	0.0016	0.0008
2	31 days to 3 mths	200	400	200	0.0167	0.0030	0.0063	0.0031
3	3 - 6 mths	200	400	200	0.0125	0.0067	0.0140	0.0070
4	6 - 9 mths	200	400	200	0.0075	0.0110	0.0231	0.0116
5	9 mths - 1 year	200	400	200	0.0025	0.0152	0.0320	0.0160
6	1 - 2 years	200	300	200	—	0.0248	0.0399	0.0266
7	2 - 3 years	200	200	200	—	0.0382	0.0422	0.0422
8	3 - years	200	200	200	—	0.0496	0.0563	0.0563
9	4 - 5 years	200	200	200	—	0.0591	0.0690	0.0690
10	5 - 7 years	200	200	200	—	0.0702	0.0856	0.0856
11	7 - 10 years	200	200	200	—	0.0823	0.1076	0.1076
12	10 - 15 years	200	200	200	—	0.0894	0.1309	0.1309
13	15 - 20 years	200	200	200	—	0.0860	0.1450	0.1450
14	> 20 years	200	200	200	—	0.0762	0.1480	0.1480

As of December 31, 2007, our interest rate gap, as a percentage was of our net annual interest earnings was 18.4% for the assets and liabilities of less than one year, and as a percentage of our free effective equity 54.3% for assets and liabilities with maturities from one to 30 years.

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

•                  This model assumes set shifts in interest rates and sensitivity factors for different time periods and does not take into consideration any other scenario for each time period or other sensitivity factors.

•                  The model does not take into consideration the sensitivity of volumes to these shifts in interest rates.

•                  The model does not take into consideration our subsidiaries which are subject to market risks.

Quantitative Disclosures about Market Risk: Regulatory Method

The following table illustrates our market risk exposure according to the Chilean regulatory method as of December 31, 2006 and 2007.

	As of December 31,
	2006	2007
	(in millions of constant Ch$ as of December 31, 2007)

Market risk of trading portfolio	5,793	6,324
8% x risk weighted assets	247,710	322,417
Subtotal	253,503	328,740
Limit = regulatory capital	433,023	466,883
Available margin	179,520	138,143

Market risk of short-term non-trading portfolio	21,508	31,867
Limit = 25% of (net interest revenue + net fee income sensitive to interest rates)	32,096	43,316
Available margin	10,589	11,449

Market risk of long-term non-trading portfolio	57,645	82,431
Limit = 25% of regulatory capital	108,256	116,721
Available margin	50,610	34,290

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

Net Foreign Currency Position:  Maximum Net Position. We also set an absolute limit on the size of our net foreign currency position. As of December 31, 2007, the limit in effect was US$ 40 million in net U.S. dollar positions, and the equivalent of US$ 40 million in our net foreign currency position in currencies other than the U.S. dollar. This limit is a useful measure in limiting our exposure to foreign exchange and interest rate risks. These limits are determined by the A&L Committee and are calculated and monitored daily by the Market Risk and Control Department.

Interest rate Sensitivity

For a non-trading portfolio we do gap analysis by means of sensitive the mismatches between assets and liabilities, estimating the risk:

Risk = åm Gapj * Δrj * Durj

The following table sets forth the repricing of our interest-earning assets and interest bearing liabilities as of December 31, 2007 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

	As of December 31, 2007
	Up to		31-60		61-90		91-180		181-365				Over
	30 days		days		days		days		days		1-3 years		3 years		Total
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)

Interest-earning assets:
Interbank deposits	Ch$	19,525	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	—		Ch$	19,525
Financial investments	82,985		4,400		29,250		10,458		34,021		25,636		53,177		239,927
Loans	631,524		201,721		210,513		355,882		334,298		675,068		1,257,023		3,666,029
Mortgage loans	2,526		2,311		2,323		6,987		14,070		55,201		249,947		333,365
Contingent loans	60,649		26,738		27,631		62,036		75,150		66,155		4,231		322,590
Past due loans	23,452		—		—		—		—		—		—		23,452
Total interest-earning assets	820,661		235,170		269,717		435,363		457,539		822,060		1,564,378		4,604,888

Interest-bearing liabilities:
Deposits	911,982		439,641		203,462		286,824		299,134		162,956		106,669		2,410,668
Central Bank borrowings	45,824		—		—		—		—		—		—		45,824
Repurchase agreements	53,573		47		203		432		—		—		—		54,255
Mortgage finance bonds	10,914		1,521		3,974		7,260		14,625		56,898		258,239		353,431
Other interest-bearing liabilities	93,686		5,901		17,875		48,478		208,309		217,427		145,442		737,118
Total interest-bearing liabilities	Ch$	1,115,979	Ch$	447,110	Ch$	225,514	Ch$	342,994	Ch$	522,068	Ch$	437,281	Ch$	510,350	Ch$	3,601,296

Asset/liability gap	Ch$	(295,318)	Ch$	(211,940)	Ch$	44,203	Ch$	92,369	Ch$	(64,529)	Ch$	384,779	Ch$	1,054,028	Ch$	1,003,592
Cumulative gap	Ch$	(295,318)	Ch$	(507,258)	Ch$	(463,055)	Ch$	(370,686)	Ch$	(435,215)	Ch$	(50,436)	Ch$	1,003,592	—
Ratio of cumulative gap to cumulative total interest earning assets	(36.0)%		(48.0)%		(34.9)%		(21.1)%		(19.6)%		(1.7)%		21.8%

A sudden increase of 25 basis points in the weighted average interest rate applicable to our interest rate gap would cause a decrease in the market value of these financial investments of Ch$5,462 million as of December 31, 2007.

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

As of December 31, 2007 a sudden increase in the value of the peso against the U.S. dollar of 5% would cause an increase in the market value of our financial investments of Ch$21.5 million.

As of December 31, 2007 a sudden rise interest rate of 100% would cause an decrease in the CorpBanca’s market value of Ch$ 68,000 million, 16% regulatory capital.

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

The following table summarizes our derivative portfolio as of December 31, 2006:

	Notional amounts			Gross	Gross
Type of future operation	Up to 3 months	From 3 to 12 months	More than 12 months	Unrealized Gains	Unrealized Losses
	MCh$	MCh$	MCh$	MCh$	MCh$

Foreign currency forwards	841,735	162,621	13,743	4,181	(4,119)
Interest rate swaps	—	—	32,001	328	(435)
Cross currency and interest rate swaps	—	—	1,147	—	(17)
Interest rate forward	76,804	57,692	195,521	272	(735)
				4,781	(5,306)

The following table summarizes our derivative portfolio as of December 31, 2007:

	Notional amounts			Gross	Gross
Type of future operation	Up to 3 months	From 3 to 12 months	More than 12 months	Unrealized Gains	Unrealized Losses
	MCh$	MCh$	MCh$	MCh$	MCh$

Foreign currency forwards	988,681	988,970	112,085	25,104	(25,964)
Interest rate swaps	39,215	30,000	6,328,261	8,371	(7,651)
Cross currency and interest rate swaps	—	784	355,776	556	(576)
Interest rate forward	26,470	—	—	24	(47)
				34,055	(34,238)

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

As of December 31, 2007, the ratio of our gap between 30-day or less liabilities and assets to capital and reserves was 0.16. As of December 31, 2007, the ratio of our gap between 90-day or less liabilities and assets to our capital and reserves was 0.37

Internal Methods

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

For example, as of December 31, 2007 we had the following four week projection:

	First week of January	Second week of January	Third week of January	Fourth week of January
Excess (deficit)	419,270	344,864	331,460	337,641

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

Our Financial Risk Department applies the ILIC model on a daily basis. The ILIC is based on a stress scenario which assumes that an unusually large proportion of liabilities will be withdrawn over the next 10 days and at the same time payment default on assets will grow at an unusually high rate. The proportion between income and expenses following such scenario must be over 1 for us to maintain a normal liquidity level. As of December 31, 2007 ILIC was 1.89.

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

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2007, CorpBanca, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).  There are inherent limitations to the effectiveness of any control system, including the possibility of human error and the circumvention or overriding of disclosure controls and procedures.  Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective in ensuring that information relating to us, including our consolidated subsidiaries, required to be disclosed in the reports that we file under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including principal financial officers as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Chile, including the reconciliation to U.S. GAAP.

Our internal control over financial reporting includes those policies and procedures that:

•                       pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•                       provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in Chile, including the reconciliation of U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•                       provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, (COSO).  Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Our independent registered public accounting firm, Deloitte, has audited the consolidated financial statements included in this Annual Report, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CORPBANCA

We have audited the internal control over financial reporting of CORPBANCA and its subsidiaries (the “Bank”) as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exist, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated June 13, 2008, expressed an unqualified opinion on those consolidated financial statements and included four explanatory paragraphs stating that (1) during 2006 the Bank modified its basis for classification and valuation of derivative instruments and financial investments acquired for trading or investment as described in Note 2, (2) certain reclassifications have been made to the financial statements previously filed with the Superintendencia de Bancos e Instituciones Financieras solely for the convenience of readers outside Chile, (3) the accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), and that the information relating to the nature and effect of such differences is presented in Notes 26 and 27 to the consolidated financial statements of the Company and (4) that a convenience translation of constant Chilean peso amounts to U.S. dollars was presented.

Santiago, Chile

June 13, 2008

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2006 and 2007:

	Year ended December 31,
	2006		2007
	(in millions of constant Ch$ as of December 31, 2007)

Audit fees	Ch$	143	Ch$	354
Audit-related fees		57		89
Other services		128		66
	Ch$	328	Ch$	509

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

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

See the following items at pages F-1 to F-65.

(a)               Report of Independent Registered Public Accounting Firm

(b)              Consolidated Balance Sheets as of December 31, 2007 and 2006

(c)               Consolidated Statements of Income for each of the three years ended December 31, 2007

(d)              Consolidated Statements of Cash Flows for each of the three years ended December 31, 2007

(e)               Consolidated Statements of Changes in Shareholders’ Equity for each of the three years ended December 31, 2007

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

Exhibit 2.(a).2*	Form of CorpBanca Share Certificate (English language translation).

Exhibit 4.(a).1*	Systems Operations Services Agreement, dated as of March 30, 2001, between IBM de Chile S.A.C. and CorpBanca (English language translation).

Exhibit 4.(a).2*	Service Contract, dated as of July 6, 2001, between Corp Group Interhold S.A. and CorpBanca (English language translation).

Exhibit 4.(a).3*	Software Consulting and Development Agreement, “IBS” Integrated Banking System, dated as of October 4, 2001, between Datapro, Inc. and CorpBanca (English language translation).

Exhibit 4.(a).4*	Agreement to Participate in the Automated Teller Machine Network Operated by Redbanc S.A., dated as of April 1, 2001, among Redbanc S.A. and CorpBanca (English language translation).

Exhibit 8.1	List of subsidiaries of CorpBanca.

Exhibit 11.1***	English language translation of CorpBanca’s Code of Ethics, as amended.

Exhibit 11.2***	English language translation of CorpBanca’s Code of Conduct in the Securities Market

Exhibit 12.1	Certification of the chief executive officer of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 12.2	Certification of the chief financial officer of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 13.1	Certification of the chief executive officer of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2	Certification of the chief financial officer of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our Form 20-F (File No. 001-32305) filed on September 24, 2004.
**	Incorporated by reference to our registration statement on Form F-6 (File No. 333-119251) filed on September 24, 2004.
***	Incorporated by reference to our registration statement on Form 20-F (File No. 001-32305) filed on June 29, 2007.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
Financial Statements of CorpBanca and Subsidiaries

Deloitte
Auditores y Consultores Limitada
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9 y 13
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

   CORPBANCA

We have audited the accompanying consolidated balance sheets of CORPBANCA and its subsidiaries (the “Bank”) as of December 31, 2006 and 2007 and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2007, all expressed in million of constant Chilean Pesos.  These consolidated financial statements (including the related Notes) are the responsibility of the Bank’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2006 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile and the rules of the Superintendencia de Bancos e Instituciones Financieras.

As further explained in Note 2 to the consolidated financial statements during 2006 the Bank modified its basis for classification and valuation of derivative instruments and financial investments acquired for trading or investment.

Certain reclassifications have been made to the financial statements previously filed with the Superintendencia de Bancos e Instituciones Financieras solely for the convenience of readers outside Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Notes 26 and 27 to the consolidated financials statements.

Our audits also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1t. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 13, 2008 expressed and unqualified opinion on the Bank’s internal control over financial reporting.

Santiago, Chile

June 13, 2008

CORPBANCA

CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed in millions of constant

Chilean pesos (MCh$) as of December 31, 2007 and thousands of U.S. dollars (ThUS$)

	As of December 31,
	2006	2007	2007
	MCh$	MCh$	ThUS$
			(Note 1t)
ASSETS
CASH AND DUE FROM BANKS (Note 4)
Non-interest bearing	74,900	80,558	161,805
Interbank deposits-interest bearing	13,358	19,525	39,217
Total cash and due from banks	88,258	100,083	201,022

INVESTMENTS
Trading (Note 5)	133,603	143,122	287,469
Available-for-sale(Note 5)	30,082	41,366	83,086
Investments purchased under agreements to resell	6,591	55,439	111,352
Total investments	170,276	239,927	481,907

LOANS, NET (Note 6)
Commercial loans	1,618,753	2,137,335	4,292,958
Consumer loans	468,232	509,956	1,024,275
Mortgage loans	372,434	333,365	669,582
Foreign trade loans	254,537	270,368	543,049
Interbank loans	21,486	28,014	56,268
Leasing contracts (Note 7)	243,364	257,140	516,480
Factored receivables	76,845	91,143	183,066
Other outstanding loans	200,031	372,073	747,330
Past-due loans	20,530	23,452	47,105
Contingent loans	302,168	322,590	647,940
Allowance for loans losses (Note 8)	(49,967)	(55,067)	(110,605)
Total loans, net	3,528,413	4,290,369	8,617,448

DERIVATIVES (Note 13)	4,781	34,055	68,401

OTHER ASSETS
Bank premises and equipment, net (Note 9)	34,660	34,159	68,610
Assets received in lieu of payment	1,703	3,062	6,150
Assets to be leased	7,970	8,867	17,810
Investments in other companies (Note 10)	1,989	1,985	3,987
Other (Note 11)	131,262	119,981	240,990
Total Other Assets	177,584	168,054	337,547

TOTAL ASSETS	3,969,312	4,832,488	9,706,325

The accompanying Notes are an integral part of these consolidated financial statements.

	As of December 31,
	2006	2007	2007
	MCh$	MCh$	ThUS$
			(Note 1t)
LIABILITIES AND SHAREHOLDERS’ EQUITY
DEPOSITS
Non-interest bearing
Current accounts	189,124	202,601	406,936
Bankers´ drafts and other deposits	113,219	143,641	288,511
Total non-interest bearing	302,343	346,242	695,447

Interest bearing
Savings accounts and other deposits (Note 12)	1,821,233	2,410,668	4,841,963
Total deposits	2,123,576	2,756,910	5,537,410

OTHER INTEREST-BEARING LIABILITIES (Note 12)
Chilean Central Bank borrowings	34,404	45,824	92,040
Investments under agreements to repurchase	58,937	54,255	108,974
Mortgage finance bonds	359,704	353,431	709,886
Other borrowings
Bonds	195,782	305,113	612,837
Subordinated bonds	47,133	43,882	88,139
Borrowings from domestic financial institutions	3,868	83,220	167,152
Foreign borrowings	257,963	275,362	553,080
Other obligations	30,176	29,541	59,335
Total other borrowings	534,922	737,118	1,480,543
Total other interest-bearing liabilities	987,967	1,190,628	2,391,443

DERIVATIVES (Note 13)	5,306	34,238	68,769

OTHER LIABILITIES
Contingent liabilities (Note 11)	306,312	322,891	648,545
Other (Note 11)	80,841	43,147	86,663
Total other liabilities	387,153	366,038	735,208

CONTINGENCIES AND COMMITMENTS (Note 22)	—	—	—
MINORITY INTEREST	—	—	—

Total liabilities	3,504,002	4,347,814	8,732,830

SHAREHOLDERS’ EQUITY (Note 15)
Capital and reserves	423,312	433,625	870,960
Net Income for the year	41,998	51,049	102,535
Total shareholders’ equity	465,310	484,674	973,495
TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	3,969,312	4,832,488	9,706,325

The accompanying Notes are an integral part of these consolidated financial statements.

CORPBANCA

CONSOLIDATED STATEMENT OF INCOME

Adjusted for general price-level changes and expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 and thousands of U.S. dollars (ThUS$)

	As of December 31,
	2005	2006	2007	2007
	MCh$	MCh$	MCh$	ThUS$
				(Note 1t)
INTEREST REVENUE AND EXPENSE
Interest revenue	272,669	265,858	379,096	761,436
Interest expense	(142,481)	(148,874)	(214,328)	(430,490)
Net interest revenue	130,188	116,984	164,768	330,946

PROVISION FOR LOAN LOSSES (Note 8)	(15,167)	(15,751)	(25,991)	(52,204)

FEES AND INCOME FROM SERVICES (Note 17)
Fees and other services income	29,601	35,779	44,090	88,557
Fees and other services expenses	(4,190)	(5,482)	(7,225)	(14,512)
Total fees and income from services, net	25,411	30,297	36,865	74,045

OTHER OPERATING INCOME
Gains from trading activities	23,569	39,700	97,703	196,242
Losses from trading activities	(10,510)	(32,178)	(99,355)	(199,560)
Foreign exchange transactions, net	(395)	324	7,575	15,215
Other operating income	5,767	1,839	3,137	6,301
Other operating expenses	(11,726)	(13,890)	(14,204)	(28,529)
Total other operating income (loss), net	6,705	(4,205)	(5,144)	(10,331)

OTHER INCOME AND EXPENSES
Non-operating income (Note 18)	2,996	2,799	406	815
Non-operating expenses (Note 18)	(4,412)	(2,906)	(2,870)	(5,764)
Income attributable to investments in other companies (Note 10)	237	358	361	725
Total other income and (expenses), net	(1,179)	251	(2,103)	(4,224)

OPERATING EXPENSES
Personnel salaries and expenses	(40,830)	(43,962)	(51,096)	(102,629)
Administrative and other expenses	(18,422)	(20,246)	(24,954)	(50,122)
Depreciation and amortization	(5,650)	(5,640)	(6,019)	(12,090)
Total operating expenses	(64,902)	(69,848)	(82,069)	(164,841)

NET LOSS FROM PRICE-LEVEL RESTATEMENT (Note 24)	(11,576)	(7,527)	(25,946)	(52,114)
INCOME BEFORE INCOME TAXES	69,480	50,201	60,380	121,277
Income taxes (Note 21)	(11,766)	(8,203)	(9,331)	(18,742)
Minority interest	—	—	—	—
NET INCOME FOR THE YEAR	57,714	41,998	51,049	102,535

The accompanying Notes are an integral part of these consolidated financial statements.

CORPBANCA

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted for general price-level changes and expressed in millions of constant Chilean pesos (Mch$)

as of December 31, 2007 and thousands of US dollars (ThUS$)

	Year ended December 31,
	2005	2006	2007	2007
	MCh$	MCh$	MCh$	ThUS$
				(Note 1t)
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income for the year	57,714	41,998	51,049	102,535

Charge (credit) to income not representing cash flow:
Depreciation and amortization	5,650	5,640	6,019	12,090
Provisions and charge-offs of assets at risk	24,785	25,326	36,071	72,451
Adjustment to market value financial investments of trading portfolio	(172)	170	(91)	(183)
Income taxes	11,766	8,203	9,331	18,742
Amortization of goodwill on investments in companies	1,870	1,105	933	1,874
Charge-off of other assets	212	41	935	1,878
Gain from investments in companies	(237)	(358)	(361)	(725)
(Gain) loss on sale of assets received in payment	(2,268)	(1,442)	122	245
(Gain) loss on sale of fixed assets	(25)	69	—	—
Net loss from price-level restatement	11,576	7,527	25,946	52,114
Other charges (credits) that do not require (generate) cash	3,122	5,367	(8,244)	(16,559)
Net change-interest, indexation adjustment and commissions accrued on assets and liabilities	(6,677)	(6,552)	(16,557)	(33,256)
Net cash provided by operating activities	107,316	87,094	105,153	211,206
CASH FLOW FROM INVESTING ACTIVITIES:
(Increase) in loans, net	(433,890)	(488,682)	(943,074)	(1,894,216)
(Increase) decrease in other credit operations, net	8,571	11,325	(59,406)	(119,320)
(Increase) decrease in investments, net	116,516	277,624	(63,083)	(126,705)
Purchase of fixed assets	(2,457)	(3,347)	(3,046)	(6,118)
Proceeds from sale of fixed assets	170	122	—	—
Investments in companies	9	16	(106)	(213)
Dividends received from investment in companies	206	237	346	695
Sale of fixed assets received in lieu of payment or in foreclosure	5,140	5,846	2,209	4,437
(Increase) decrease in other assets and liabilities, net	(44,373)	9,277	(27,014)	(54,259)
Net cash used in investing activities	(350,108)	(187,582)	(1,093,174)	(2,195,699)
CASH FLOW FROM FINANCING ACTIVITIES:
Increase in current accounts, net	20,636	29,136	27,489	55,213
Increase (decrease) in deposits and borrowings, net	109,072	(14,278)	717,768	1,441,678
Increase (decrease) in other sight or term obligations, net	(82,701)	47,669	36,170	72,649
Decrease of other liabilities from brokerage of instruments	(19,369)	(9,282)	(643)	(1,292)
Increase (decrease) in borrowings from Chilean Central Bank (short term)	(29,139)	34,766	14,300	28,722
Increase (decrease) of short-term foreign loans, net	(34,504)	11,726	(26,184)	(52,592)
Issue of mortgage notes	156,287	181,247	92,324	185,438
Redemption of mortgage notes	(188,502)	(136,841)	(95,213)	(191,241)
(Increase) decrease in other short-term liabilities	30,914	(44,002)	82,970	166,650
Repayment of Chilean Central Bank borrowings (long-term)	(2)	—	—	—
Proceeds from bond issuance	154,495	38,996	116,541	234,079
Redemption of subordinated bonds	(2,657)	(4,377)	(10,957)	(22,008)
Loans obtained abroad (long-term)	208,198	171,628	160,522	322,417
Repayment of foreign borrowings (long-term)	(159,575)	(170,131)	(87,521)	(175,791)
Other borrowings (long-term)	16,201	8,472	4,148	8,331
Repayment of other borrowings (long-term)	(3,675)	(6,257)	(3,770)	(7,572)
Dividends paid	(28,836)	(28,857)	(31,499)	(63,268)
Net cash provided by financing activities	146,843	109,615	996,445	2,001,413
NET CASH FLOW	(95,949)	9,127	8,424	16,920
INFLATION EFFECT ON CASH AND CASH EQUIVALENTS	(3,504)	(1,593)	3,401	6,831
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(99,453)	7,534	11,825	23,751
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	180,177	80,724	88,258	177,271
CASH AND CASH EQUIVALENTS AT END OF YEAR	80,724	88,258	100,083	201,022

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	114,124	86,106	123,863	248,786
Taxes	708	615	572	1,149
Non Cash Movements (Assets received in lieu of payments)	3,610	2,384	3,369	6,767

The accompanying Notes are an integral part of these consolidated financial statements.

CORPBANCA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Adjusted for general price-level changes and expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2007

(except for number of shares)

	Number of shares	Paid-in capital	Reserves	Other reserves	Net income for the year	Total
	Millions	MCh$	MCh$	MCh$	MCh$	MCh$

Balance at January 1, 2005 (historical)	226,909.3	276,752	45,645	3,232	50,767	376,396
Net income from prior year	—	—	50,767	—	(50,767)	—
Dividends paid	—	—	(25,384)	—	—	(25,384)
Price – level restatement	—	9,963	2,380	—	—	12,343
Fluctuation in the value of financial investments	—	—	—	(8,462)	—	(8,462)
Net income for the year	—	—	—	—	52,633	52,633
Balance at December 31, 2005	226,909.3	286,715	73,408	(5,230)	52,633	407,526
Balance at December 31, 2005 restated in constant Chilean pesos of December 31, 2007		314,398	80,496	(5,735)	57,714	446,873
Balance at December 31, 2005 in ThUS$(Note 1 t)		631,486	161,681	(11,519)	115,922	897,570

Balance at January 1, 2006 (historical)	226,909.3	286,715	73,408	(5,230)	52,633	407,526
Net income from prior year	—	—	52,633	—	(52,633)	—
Dividends paid	—	—	(26,316)	—	—	(26,316)
Price – level restatement	—	6,021	2,009	—	—	8,030
Adjustment due to Circular No. 3,345			(605)			(605)
Change in fair value of available for sale investments	—	—	—	5,510	—	5,510
Net income for the year	—	—	—	—	39,104	39,104
Balance at December 31, 2006	226,909.3	292,736	101,129	280	39,104	433,249
Balance at December 31, 2006 restated in constant Chilean pesos of December 31, 2007		314,398	108,613	301	41,998	465,310
Balance at December 31, 2006 in ThUS$(Note 1t)		631,486	218,155	605	84,355	934,601

Balance at January 1, 2007 (historical)	226,909.3	292,736	101,129	280	39,104	433,249
Net income from prior year	—	—	39,104	—	(39,104)	—
Dividends paid	—	—	(29,328)	—	—	(29,328)
Price – level restatement	—	21,662	8,324	—	—	29,986
Change in fair value of available for sale investments	—	—	—	(282)	—	(282)
Net income for the year	—	—	—	—	51,049	51,049
Balance at December 31, 2007	226,909.3	314,398	119,229	(2)	51,049	484,674
Balance at December 31, 2007 in ThUS$(Note 1 t)		631,486	239,478	(4)	102,535	973,495

The accompanying Notes are an integral part of these consolidated financial statements.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.          Basis of presentation

CORPBANCA is a corporation organized under the laws of the Republic of Chile which stock is quoted on the Santiago Stock Exchange and the Chilean Electronic Exchange. It is regulated by the Chilean Superintendencia de Bancos e Instituciones Financieras (hereinafter the Chilean Superintendency of Banks). CorpBanca and its subsidiaries (collectively referred to herein as the “Bank”) offer general commercial and consumer banking services and provide other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment funds management and investment banking.

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

The consolidated financial statements include CorpBanca and its majority owned subsidiaries. All intercompany transactions and balances have been eliminated in the consolidation. The majority interests of CorpBanca as of December 31, 2006 and 2007 were as follows:

	Ownership
	2006	2007
	%	%

Corp Capital Corredores de Bolsa S.A.	100.00	100.00
Corp Capital Administradora General de Fondos S.A.	100.00	100.00
Corp Capital Asesorías Financieras S.A.	100.00	100.00
CorpBanca Corredores de Seguros S.A.	100.00	100.00
CorpLegal (*)	—	100.00

(*) Company incorporated by public deed dated March 9, 2007, in the presence of Santiago notary public Mr. José Musalem Saffie, in which CorpBanca holds 99.99% participation. The exclusive and sole purpose of this company is to provide all types of professional legal services to CorpBanca, its subsidiaries and/or their clients.

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

As described above, the allowance for loan losses requires us to make estimates and, consequently, we regularly evaluate our allowance for loan losses by taking into consideration factors such as changes in the nature and volume of our loan portfolio, trends in forecasted portfolio credit quality and economic conditions that may affect our borrowers’ ability to pay.  Increases in our allowance for loan losses are reflected as provisions for loan losses in our income statement. Loans are charged-off when management determines that the loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the allowance for loan losses.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

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

•                       All prior year amounts contained in the accompanying consolidated financial statements have been restated in constant Chilean pesos as of December 31, 2007. This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

		Change
Year	Index *	in index
		%
2005	121.53	3.6
2006	124.11	2.1
2007	133.34	7.4

(*) Index as of November 30 of each year, under the prior month rule described above.

The price-level adjusted consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

For comparison purposes, the financial statements and their respective notes are adjusted by the percentage changes in the CPI to December 31, 2007 as follows:

Adjustment
Year	Factor

2005	9.7
2006	7.4

d.          Index-linked assets and liabilities

Certain interest-earning assets and interest-bearing liabilities are expressed in index-linked units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (UF), a unit of account which changes daily from the tenth day of the current month to the ninth day of the next month, to reflect the changes in the Chilean CPI over the previous month. The carrying amounts of such assets and liabilities change with the changes in the UF and serve to offset the price-level restatement gains or losses from holding such assets and liabilities. In 2005, 2006 and 2007,  the Bank’s UF assets have exceeded its UF liabilities, hence any increase in this index results in a net gain on indexation. Values for the UF as of December 31 of each year are as follows in historical Chilean pesos:

Year	Ch$

2005	17,974.81
2006	18,336.38
2007	19,622.66

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

as of December 31, 2007 (except as indicated)

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

Effective January 1, 2006, through circular No. 3,345 and related amendments, the Chilean Superintendency of Banks established new rules for the accounting treatment of certain derivative instruments and hedges of financial assets. Financial instruments which meet the definition of a “derivative” such as forwards in foreign currency, U.F., interest rate futures currency and interest rate swaps, currency and interest rate options and others, are initially recognized on the balance sheet at their fair value. The fair value is obtained from market quotes, discounted cash flow models and option valuation models, as applicable.

Certain terms may be incorporated into non-derivative financial instruments whose risk and economic characteristics are not clearly and closely related to those of the host contract which may require their bifurcation from the host contract and treatment as a separate derivative as required by Circular No. 3,345.

When a derivative contract is entered into, it must be designated by the Bank as a trading contract or as a hedge. Any changes in the fair value of trading financial derivative contracts are recorded in income under “Gains from trading activities” or “Losses from trading activities”, as applicable. If the derivative is designated as a hedge , the Bank enters into two types of hedge relationships: (1) fair value hedge and (2) a cash flow hedge. To qualify for hedge accounting, the instruments must comply with all the following conditions: (a) hedging must be formally documented at inception; (b) hedging is expected to be highly effective; (c) the effectiveness of the hedge can be reasonably measured; and (d) hedging is highly effective with regard to the risk hedged, continuously throughout the period of the hedge.

Certain derivative transactions that do not qualify for hedge accounting are treated and reported as trading, even though they may provide an effective economic hedge for managing risk positions.

When a derivative hedge covers exposure to changes in the fair value of an existing asset or liability, the latter is recorded at its fair value. Gains and losses from measuring the fair value of both the hedged item and the hedging instrument are recognized in income. If the hedged item in a fair value hedge is a firm commitment, the changes in the fair value of the commitment with regard to the risk hedged are recorded as assets or liabilities with the offsetting effect recorded in income. When an asset or liability is acquired as a result of the commitment, the initial recognition of the acquired asset or liability is adjusted to fair value.

When a derivative hedge covers exposure to changes in the cash flows of existing assets or liabilities, or expected transactions, the effective portion of the changes in fair value with regard to the risk hedged is recorded in shareholders’ equity. Any ineffective portion is recognized directly in income. The amounts recorded directly in shareholders’ equity are recorded in income in the same periods in which the offsetting changes in assets or liabilities hedged affect the income statement.

When fair value hedge accounting is used for portfolio hedge of interest rate risk and the hedged item is designated as an amount of currency, the gains and losses from measuring the fair value of both the portfolio hedged and the hedge are recognized in income.

The Bank does not maintain financial derivative contracts designated as hedge accounting.  Therefore changes in the respective fair values of all derivative instruments are reported in income.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

h.         Financial investments

Prior to January 1, 2006, the Bank recorded investments in financial instruments with a secondary market at market value in accordance with specific instructions of the Chilean Superintendency of Banks.  This required the recognition of the market value adjustments to be recorded against income for the year, unless permanent investments are involved, in which case, under certain limitations, the aforementioned adjustments can be made directly against equity, in the account “Fluctuations in value of financial investments”. Investment securities maintained by the Bank’s subsidiaries are carried at the lower of price-level restated cost or market value.

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

Investment instruments are recorded initially at cost. Instruments available-for-sale are valued at each subsequent period-end at their fair value according to market prices or valuations obtained by using models. Mark-to-market adjustments are reported in a separate component of Shareholders’ Equity. When these investments are sold or become impaired, the amount of the adjustments to fair value accumulated in Shareholders’ equity is reclassified to the income statement and reported under “Gains (losses) from trading activities”.

Held to maturity investments are recorded at their cost value plus accrued interest and adjustments, less provisions for impairment recorded when the book value is higher than its estimated return.

All purchases and sales of investment instruments, to be delivered within a deadline stipulated by market regulation and conventions are recognized on the commitment date, which is the date on which the commitment is made to purchase or sell the asset. Other purchases or sales are treated as a forwards until they are liquidated.

Management has evaluated the investment portfolio in order to identify if any impairment exists. This evaluation takes into consideration the economic, intention and capacity of the Bank to hold these investments until maturity. Based on this evaluation, management believes that the investment portfolio does not present any evidence of impairment.

The Bank enters into security repurchase agreements as a form of borrowing.  In this regard, the Bank’s investments that are sold subject to a repurchase obligation and that serve as collateral for the borrowing are carried at market value.  The liability for the repurchase of the investment is classified as “investments under agreements to repurchase” and is carried at cost plus accrued interest.

The Bank also enters into resale agreements as a form of investment. Under these agreements the Bank purchases securities, which are included as assets under the caption “investments purchased under agreements to resell” and are carried at cost plus accrued interest.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

i.            Leasing contracts

The Bank leases certain property that meets the criteria for direct financing leases. When the Bank enters into  a direct financing lease transaction, the Bank records gross financing receivable, unearned income and estimated residual value of leased equipment. Generally, the lessee acquires the leased asset by remitting all lease payments due. There are no significant residual values assumed by the Bank. Unearned income represents the excess of the gross financing receivable plus the estimated residual value over the cost of the property acquired. Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment in the direct financing lease. The net investment in financing leases is included in the account “Leasing Contracts” in the loan section of the consolidated balance sheet.

j.    Factored receivables

Factoring receivables are transactions where the Bank receives invoices and other commercial instruments representative of credit and it advances the assignor a percentage of the total amounts to be collected from the original debtor. The price difference between the amounts disbursed and the actual face value of the receivables is earned and recorded as interest income over the financing period.

k.        Bank premises and equipment

Bank premises and equipment are stated at acquisition cost net of accumulated depreciation and have been restated for price-level changes. Depreciation is calculated on a straight-line method over the estimated useful lives of the underlying assets.

The costs of maintenance and repairs are charged to income while the costs of significant renovations, betterments, or improvements that add to the permanent value to the asset are capitalized and amortized on a straight-line basis over the lesser of the period of the benefit or the remaining useful lives of the premises and equipment.

l.            Investments in other companies

Shares or rights in companies that are integral to the operations of the Bank, where the Bank holds less than a majority interest, but maintains influence over their operations, are accounted for under the equity method. Other minority investments are carried at cost restated for price-level changes.

m.      Goodwill from investments in related companies

Goodwill arising from investments in related companies and the premium paid for the acquisition of the Consumer Credit Division of Corfinsa is amortized over a period of ten years.

n.         Allowance for loan losses

The Bank has setup allowances for probable loan losses in accordance with the instructions issued by the Chilean Superintendency of Banks and the models for rating and credit risk evaluation approved by the Bank’s Board of Directors.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

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

Charge-offs and Recoveries

In accordance with the regulations of the Chilean Superintendency of Banks, the Bank charges off loans or portions thereof when collection efforts have been exhausted. Under the rules and regulations established by the Chilean Superintendency of Banks, charge-offs must be made within the following maximum prescribed limits:

•    24 months after a loan is past-due (3 months for consumer loans) for loans without collateral;

•    36 months after a loan is past-due for loans with collateral.

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

as of December 31, 2007 (except as indicated)

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

p.          Income taxes

      Incomes taxes payables are recognized in an amount that approximates the amount due on the respective income tax return pursuant to Chilean tax legislation. Effects of deferred income taxes are recorded in conformity with Technical Bulletin No. 60 and its related amendments, issued by the Chilean Association of Accountants.

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

s.          Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks within a term not exceeding 90 days from acquisition date and without any risk of material loss of value.  For the years ended December 31, 2005, 2006 and 2007 the consolidated statements of cash flows have been prepared in accordance with Technical Bulletin No. 65 of the Chilean Association of Accountants.

t.            Convenience translation to U.S. dollars

The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2007 closing exchange rate of Ch$497.87 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

NOTE 2 - ACCOUNTING CHANGE

On December 20, 2005, the Chilean Superintendency of Banks, through Circular No. 3,345 (as amended by Circular No. 3,349 of February 7, 2006; Circular No. 3,355 of May 25, 2006; and Circular No. 3,358 of May 31, 2006), required the application of new accounting policies and new policies for valuing financial instruments acquired for trading or investment, derivative instruments, hedge accounting and derecognition of financial assets. These accounting changes were applied retroactively to the portfolio on hand as of December 31, 2005 generating a MCh$649.9 charge against shareholders’ equity.

As of December 31, 2006, the Bank has recorded a MCh$448.9 net credit to income as a result of the application of the accounting changes.

During 2007, there were no significant changes in the accounting policies affecting the comparison of the financial statements.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

NOTE  3 - SIGNIFICANT EVENTS

CorpBanca

At the Ordinary Shareholders’ Meeting held on February 27, 2007, the shareholders elected the following individuals to the Board of Directors: Directors: Messrs. Alvaro Saieh Bendeck, Jorge Andrés Saieh Guzmán, Carlos Abumohor Touma, Jorge Zelume Zaror, Fernando Aguad Dagach, Julio Barriga Silva, Hernán Somerville Senn, René Cortázar Sánz, Francisco Rosende Ramírez, Carlos Massad Abud and Ignacio González Martínez. Alternate Director: Mr. Juan Rafael Gutiérrez Avila.

At the Ordinary General Shareholders’ Meeting held on February 27, 2007, the Shareholders agreed to modify the dividend policy. The new policy consists of distributing at least 50% of the prior year’s net income and retaining the remaining amount in “Other reserves”.

On March 9, 2007 the Company executed the incorporated deed of a new subsidiary, bearing the corporate name of CorpLegal S.A., in which the Company holds 99.99% equity participation, and whose exclusive and sole purpose will be to provide all types of professional legal services to CorpBanca, its subsidiaries and/or its clients.

On March 27, 2007, Mr. René Cortázar Sánz resigned his position as Director of CorpBanca.  On the same date, the Board of Directors appointed Mr. Arturo Valenzuela Bowie to replace him.

Corp Capital Asesorías Financieras S.A.

At the Extraordinary General Shareholders’ Meeting held on April 27, 2007, in accordance with the amendments made to the company’s bylaws, the shareholders agreed to decrease the number of directors from five to three members.  The shareholders elected as directors Messrs. Patricio Leighton Zambelli, Héctor Valdés Ruiz and Claudio Chamorro Carrizo, who will hold their positions for a period of three years.

At the Extraordinary General Shareholders’ Meeting held on September 10, 2007, it was agreed to change the company’s corporate name from CorpBanca Asesorías Financieras S.A. to Corp Capital Asesorías Financieras S.A.

Corp Capital Administradora General de Fondos S.A.

At the Ordinary General Shareholders’ Meeting No. 22, held on February 27, 2007, the shareholders ratified the Board of Directors for the year 2007, which is composed of the following directors Messrs: Osvaldo Barrientos Valenzuela, Cristian Canales Palacios, Gabriel Falcone D’Aguila, Fernando Serrano Gutiérrez and Guido Silva Escobar.

During the Ordinary Board of Directors’ Meeting No. 204, held on March 16, 2007, the Directors were informed that Mr. Mario Risso A. would cease to perform his duties as Chief Executive Officer.  Mrs. Alejandra Saldías A. was appointed to replace him.

On April 9, 2007, in Session No. 205 of the Board of Directors, Messrs. Jorge Franetovic Yob, Claudio Chamorro Carrizo, Pablo de la Cerda Merino and Armando Ariño Joiro were elected as directors to replace Messrs. Fernando Serrano Gutiérrez, Osvaldo Barrientos Valenzuela, Gabriel Falcone D’Aguila and Cristian Canales Palacios.

At the Extraordinary General Shareholders’ Meeting No. 12, held on September 10, 2007, the shareholders agreed to modify the company’s corporate name from CorpBanca Administradora General de Fondos S.A. to Corp Capital Administradora General de Fondos S.A.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

Corp Capital Corredores de Bolsa S.A.

At the Ordinary Session No. 170 of the Board of Directors, held on March 16, 2007, the directors were informed that as of that date, the Chief Executive Officer, Mr. Carlos Ubeda Paschold, would cease to perform his duties.  The directors agreed to appoint Mr. Ramiro Fernández Zanetti as his replacement.

At the Ordinary Session No. 171 of the Board of Directors, held on April 9, 2007, the following Directors resigned their positions: Mr. Alberto Selman Hasbún, Mr. Jorge Franetovic Yob, Mr. Armando Ariño Joiro, Mr. Claudio Chamorro Carrizo and Chairman of the Board, Mr. Pablo de la Cerda Merino.

In the same Session, the new members of the Board of Directors were elected and would be composed of Messrs. Mario Chamorro Carrizo, Héctor Valdés Ruiz, Osvaldo Barrientos Valenzuela, Cristian Canales Palacios and Patricio Leighton Zambelli as Chairman.

At the Extraordinary General Shareholders’ Meeting No. 3, held on September 10, 2007, the shareholders agreed to modify the company’s of corporate name to Corp Capital Corredores de Bolsa S.A.. The first article of the bylaws was also amended.

CorpBanca Corredores de Seguros S.A.

At the Ordinary General Shareholders’ Meeting held on April 27, 2007, the entire Board of Directors was renewed, in accordance with the requirements of Article 32 of the Law of Corporations. The following were elected on to the Board of Directors, Messrs. Osvaldo Barrientos Valenzuela, Alberto Selman Hasbún, Guido Silva Escobar, Pablo de la Cerda Merino and Enrique Pérez Alarcón.

NOTE  4 - CASH AND DUE FROM BANKS

Included in cash and due from banks are amounts maintained by the Bank with various foreign and local banks, including the Chilean Central Bank (“Central Bank”).

In accordance with regulations, the Bank must maintain certain non-interest bearing balances as compulsory reserves in its account with the Central Bank. The requirements are based upon specified criteria, including the level of bank´s deposits, the amounts of its foreign borrowings and its average liabilities. Non Interest-bearing deposits at the Central Bank totaled MCh$30,317 and MCh$25,102 as of December 31, 2006 and 2007, respectively.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

NOTE 5 - FINANCIAL INVESTMENTS

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held-to-maturity. As of December 31, 2006 and 2007 the Bank has not classified any securities as held-to-maturity.

Financial investments as of December 31, 2006 and 2007 are as follows:

	As of December 31,
	2006	2007
	MCh$	MCh$
Held-for-Trading:
Central Bank and government securities
Central Bank securities	49,741	114,045
Chilean Treasury bonds	3,007	10,649
Other securities	2	2
Subtotal	52,750	124,696
Other financial securities
Time deposits in Chilean financial institutions	69,350	13,019
Mortgage finance bonds	4,095	3,504
Chilean financial institutions bonds	1,760	1,820
Chilean corporate bonds	—	83
Other Chilean securities	5,648	—
Subtotal	80,853	18,426
Total	133,603	143,122

Available-for-sale:
Central Bank and government securities
Central Bank securities	—	2,984
Chilean Treasury bonds	—	—
Other securities	—	—
Subtotal	—	2,984
Other financial securities
Time deposits in Chilean financial institutions	18,265	38,382
Mortgage finance bonds	1	—
Chilean corporate bonds	6,721	—
Central Bank and government foreign securities	5,095	—
Subtotal	30,082	38,382
Total	30,082	41,366
Total financial investments	163,685	184,488

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

NOTE 6 - LOANS

The loans on the accompanying consolidated balance sheets consist of the subcategories described as follows:

Commercial loans are long-term and short-term loans granted to corporations and businesses. These loans are granted in Chilean pesos, UF and foreign currencies on floating or fixed rate basis to finance working capital or investments.

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

Factored receivables are transactions where the Bank receives invoices and other commercial instruments representative of credit and it advances the assignor a percentage of the total amounts to be collected from the original debtor. The price difference between the amounts disbursed and the actual face value of the receivables is earned and recorded as interest income over the financing period.

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

Contingent loans mainly consist of open and unused letters of credit, performance bonds together with guarantees granted by the Bank in Chilean Pesos (“Ch$”), UF and foreign currencies (principally U.S. dollars).

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

The following table summarizes the most significant loan concentrations, expressed as a percentage of total loans, excluding contingent loans and gross of allowance for loan losses.

	As of December 31,
	2006	2007
	%	%

Financial services	15.3	19.8
Community, Social and Personal Services	12.4	13.3
Residential Mortgage Loans	11.3	13.0
Consumer credit	14.3	12.7
Commerce	7.7	7.6
Lease contracts	7.4	6.4
Manufacturing	6.5	6.1
Construction	6.8	5.9
Agriculture, Livestock, Agribusiness, Fishing	5.5	5.0
Transport, Storage and Communications	4.1	3.6
Electricity, Gas and Water	2.9	2.9
Factoring	2.4	2.3
Mining and Petroleum	3.4	1.4
Total	100.0%	100.0%

NOTE 7 - LEASING CONTRACTS

The amounts shown as leasing contracts are amounts receivable under lease agreements and have the following maturities as of December 31, 2006 and 2007. Unearned income which is presented in the following table corresponds to the interest to be earned in each period.

	As of December 31, 2006			As of December 31, 2007
	Total receivable	Unearned income	Net lease receivable	Total receivable	Unearned income	Net lease receivable
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within 1 year	73,662	(13,368)	60,294	80,862	(12,977)	67,885
Due after 1 year but within 2 years	59,314	(10,129)	49,185	62,755	(9,535)	53,220
Due after 2 years but within 3 years	42,409	(7,537)	34,872	45,024	(6,831)	38,193
Due after 3 years but within 4 years	29,691	(5,695)	23,996	30,731	(4,912)	25,819
Due after 4 years but within 5 years	20,810	(4,377)	16,433	21,530	(3,641)	17,889
Due after 5 years	68,358	(9,774)	58,584	63,628	(9,494)	54,134
	294,244	(50,880)	243,364	304,530	(47,390)	257,140

Leased assets consist principally of real estate, industrial machinery, vehicles and computer equipment.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

NOTE 8 - ALLOWANCE FOR LOAN LOSSES

The changes in the allowance for loan losses are as follows:

	Year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$

Balance as of January 1,	47,271	48,617	49,967
Price-level restatement (1)	(1,642)	(1,000)	(3,443)
Charge-offs	(17,818)	(20,889)	(27,124)
Allowances established	24,198	28,330	40,724
Allowances released	(3,392)	(5,091)	(5,057)
Balance as of December 31,	48,617	49,967	55,067

(1)  Reflects the effect of inflation on the allowance for loan losses at the beginning of each period, adjusted to constant pesos of   December 31, 2007.

Allowance for loan losses includes MCh$ 2,495, MCh$ 2,890 and MCh$ 2,507 related to leasing operations as of  December 31, 2005, 2006 and 2007, respectively.

The allowance for loan losses and assets received in lieu of payment included in the results of operations are as follows:

	Year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$

Allowance established	(24,198)	(28,330)	(40,724)
Allowance established for assets received in lieu of payment	(2,986)	(1,335)	(36)
Direct charge-offs	(993)	(752)	(367)
Allowance released	3,392	5,091	5,057
Recovery of loans previously charged-off	9,618	9,575	10,079
Net charge to income	(15,167)	(15,751)	(25,991)

NOTE 9 – BANK PREMISES AND EQUIPMENT, NET

Bank premises and equipment, net of accumulated depreciation are as follows:

	As of December 31,
	2006	2007
	MCh$	MCh$

Land and buildings	24,574	23,671
Furniture and fixtures	6,836	6,761
Machinery and equipment	1,515	2,403
Vehicles	52	46
Other	1,683	1,278
Total bank premises and equipment, net	34,660	34,159

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

NOTE 10 - INVESTMENTS IN OTHER COMPANIES

Investments in other companies are as follows:

	As of December 31,
	Ownership interest		Participation in net income			Investment Book value
	2006	2007	2005	2006	2007	2006	2007
	%	%	MCh$	MCh$	MCh$	MCh$	MCh$

Transbank S.A.	8.72	8.72	75	76	76	492	493
Nexus S.A.	12.90	12.90	100	127	117	655	604
Combanc S.A	8.78	8.78	(18)	47	36	279	315
Bolsa de Comercio de Santiago (Stock Exchange)	2.08	2.08	57	79	107	337	341
Bolsa Electrónica de Chile	2.50	2.50	3	4	4	82	86

Total investments in other companies accounted for under the equity method			217	333	340	1,845	1,839
Other investments			20	25	21	144	146
Total investments in other companies			237	358	361	1,989	1,985

NOTE 11 - OTHER ASSETS AND OTHER LIABILITIES

a)      Other assets

	As of December 31,
	2006	2007
	MCh$	MCh$

Amounts receivable under foreign exchange transactions	26,707	6,267
Investments in Mutual Funds	—	9,724
Prepaid and deferred expenses	22,939	27,278
Goodwill	3,901	871
Deferred income taxes (Note 21 b)	11,381	12,049
Brokerage	1,307	12,658
Recoverable taxes	12,606	7,461
Credit card charges in process	10,773	14,082
Transactions in process (suspense accounts)	7,652	7,238
Real time gross settlement (RTGS) receivable	26,045	7,164
Commissions receivable	2,107	6,453
Other interest earned not collected	—	213
Other	5,844	8,523
Total other assets	131,262	119,981

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

b)      Other liabilities

	As of December 31,
	2006	2007
	MCh$	MCh$

Brokerage	1,303	12,536
Amounts payable under foreign exchange transactions	20,589	8,209
Income taxes	9,798	98
Deferred income taxes (Note 21 b)	5,089	6,856
Provision for staff benefits	2,543	3,934
Value added tax payable	1,976	2,138
Real time gross settlement (RTGS) payable	37,796	6,054
Transactions in process (suspense accounts)	1,267	1,571
Other	480	1,751
Total other liabilities	80,841	43,147

c)         Contingent liabilities

Contingent liabilities consist of open and unused letters of credit, together with guarantees granted by the Bank in Chilean pesos, UF and foreign currencies (principally U.S. dollars). The liability represents the Bank’s obligations under such agreements. The Bank’s rights under these agreements are recognized as assets on the balance sheet under the caption “Contingent loans” (Note 6).  Since many of these commitments to extend credit may expire without being drawn upon, the total contingent liabilities do not necessarily represent future cash obligations.

NOTE 12 - INTEREST BEARING LIABILITIES AND OTHER INTEREST BEARING LIABILITIES

Interest Bearing Deposits/Savings Accounts

The following table sets forth the maturity of the interest bearing deposits and saving accounts:

	As of December 31,
	2006	2007
	MCh$	MCh$

Savings accounts and time deposits	1,821,233	2,410,668

The maturities of the outstanding amounts due at December 31, 2006 and 2007 are as follows:

	As of December 31, 2006	As of December 31, 2007
	MCh$	MCh$

Due within 1 year	1,815,929	2,141,043
Due after 1 year but within 2 years	1,554	107,777
Due after 2 years but within 3 years	—	55,179
Due after 3 years but within 4 years	2,156	64,345
Due after 4 years but within 5 years	—	40,742
Due after 5 years	1,594	1,582
Total	1,821,233	2,410,668

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

Other Interest-Bearing Liabilities

The Bank’s long-term and short-term borrowings are summarized below. Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

	December 31, 2006
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$

Chilean Central Bank borrowings	—	34,404	34,404
Investments under agreements to repurchase	—	58,937	58,937
Mortgage finance bonds	359,704	—	359,704
Bonds	195,782	—	195,782
Subordinated bonds	47,133	—	47,133
Borrowings from domestic financial institutions	—	3,868	3,868
Foreign borrowings	220,342	37,621	257,963
Other obligations	26,996	3,180	30,176
Total other interest-bearing liabilities	849,957	138,010	987,967

	December 31, 2007
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$

Chilean Central Bank borrowings	—	45,824	45,824
Investments under agreements to repurchase	—	54,255	54,255
Mortgage finance bonds	353,431	—	353,431
Bonds	305,113	—	305,113
Subordinated bonds	43,882	—	43,882
Borrowings from domestic financial institutions	—	83,220	83,220
Foreign borrowings	265,620	9,742	275,362
Other obligations	26,048	3,493	29,541
Total other interest-bearing liabilities	994,094	196,534	1,190,628

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

a)        Chilean Central Bank borrowings

Credit lines for renegotiation loans were provided by the Chilean Central Bank to fund renegotiated loans, which arose from the economic recession and the crisis of the banking system in the early 1980s. During 2006, amounts outstanding were fully paid.  Other borrowings originated in the normal course of business remain and are presented as Chilean Central Bank borrowings.

b)         Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. At the date of issue, the maturities of these bonds is up to twenty years. The bonds are denominated in UF and are carried at a real weighted-average annual interest rate of 4.4%.

The maturities of outstanding mortgage bonds are as follows:

	As of December 31, 2006	As of December 31, 2007
	MCh$	MCh$

Due within 1 year	38,535	38,294
Due after 1 year but within 2 years	28,714	28,412
Due after 2 years but within 3 years	28,147	28,486
Due after 3 years but within 4 years	28,082	28,377
Due after 4 years but within 5 years	27,723	27,583
Due after 5 years	208,503	202,279
Total mortgage finance bonds	359,704	353,431

c)         Bond

	As of December 31,
	2006	2007
	MCh$	MCh$

BCOR-D0405	158,609	158,054
BCOR-J0606	37,173	67,958
BCOR-K0707	—	39,431
BCOR-L0707	—	39,670
Total	195,782	305,113

In April 2005, the Bank issued the series BCOR-D0405 Bonds. The Bank used the proceeds improve liability structure, liquidity, reduce funding costs and increase the duration of the Bank’s liabilities. The bonds are denominated in U.F. and carry a weighted average annual rate of interest of 3.02%, with interest payments due semi-annually and one repayment of principal after a term of 5 years.

In June 2006 and April 2007, the Bank issued UF 4 million in series BCOR-J0606 Bonds (UF2 million in June 2006 and UF2 million in April 2007) .. The Bank used the proceeds in order to finance the Bank’s normal business activities and to improve its liability structure. The bonds reach maturity in 10 years, are denominated in U.F. and carry a weighted average annual rate of interest of 3.61%, with interest and capital payments due semi-annually.

In July 2007, the Bank issued UF 2 million in series BCOR-K0707. The Bank used the proceeds in order to finance it’s normal business activities and to improve its liability structure. The bonds are denominated in U.F. and reach a maturity in 5 years. The bonds carry a weighted average annual rate of interest of 3.47% and pay interest on a semi-annual basis and the capital at maturity.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

In November 2007, the Bank issued series UF 2 million in BCOR-L0707. The Bank used the proceeds in order to finance it’s normal business activities and to improve its liability structure. The bonds denominated in U.F. and reach a maturity in 10 years. The bonds carry a weighted average annual rate of interest of 3.47% and pay interest on a semi-annual basis and the capital at maturity.

The maturities of these bonds are as follows:

	As of December 31, 2006	As of December 31, 2007
	MCh$	MCh$

Due within 1 year	9,852	17,309
Due after 1 year but within 2 years	9,362	16,453
Due after 2 years but within 3 years	8,894	160,279
Due after 3 years but within 4 years	149,374	10,624
Due after 4 years but within 5 years	3,921	43,659
Due after 5 years	14,379	56,789
Total bonds	195,782	305,113

d)        Subordinated bonds

	As of December 31,
	2006	2007
	MCh$	MCh$

Series UCOR-W1197	129	111
Series UCOR-X1197	14,858	12,795
Series UCOR-Y1197	9,679	9,324
Series UCOR-Z1197	22,467	21,652
Total	47,133	43,882

The subordinated bonds are denominated in UF and carry a weighted average annual rate of interest of 8.07% , with interest and principal payments due semi-annually and the maturities are as follows:

	As of December 31, 2006	As of December 31, 2007
	MCh$	MCh$

Due within 1 year	6,378	6,352
Due after 1 year but within 2 years	5,899	5,879
Due after 2 years but within 3 years	5,458	5,439
Due after 3 years but within 4 years	5,050	5,032
Due after 4 years but within 5 years	4,672	4,655
Due after 5 years	19,676	16,525
Total subordinated bonds	47,133	43,882

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

e)         Foreign borrowings

These are short-term and long-term borrowings from foreign banks. The maturities of these borrowings are as follows:

	As of December 31, 2006	As of December 31, 2007
	MCh$	MCh$

Due within 1 year	199,208	241,691
Due after 1 year but within 2 years	10,033	14,961
Due after 2 years but within 3 years	—	6,672
Due after 3 years but within 4 years	7,671	2,296
Due after 4 years but within 5 years	3,430	—
Due after 5 years	—	—
Total long-term	220,342	265,620
Short-term obligations	37,621	9,742
Total foreign borrowings	257,963	275,362

These foreign borrowings are denominated principally in U.S. dollars, and are mainly used to fund the Bank’s foreign trade loans and bear interest at an annual average rate of 5.3%.

f)           Borrowings from domestic financial institutions

Short-term borrowings from domestic financial institutions are used to fund the Bank’s general activities and bear interest at a weighted annual average rate of 4.1%.

	As of December 31,
	2006	2007
	MCh$	MCh$

Borrowings from domestic financial institutions	3,868	83,220

g)   Other obligations

Other obligations are summarized as follows:

	As of December 31, 2006	As of December 31, 2007
	MCh$	MCh$
Long-term obligations:
Due within 1 year	7,616	12,442
Due after 1 year but within 2 years	5,532	4,793
Due after 2 years but within 3 years	4,989	2,951
Due after 3 years but within 4 years	2,982	2,259
Due after 4 years but within 5 years	2,277	1,537
Due after 5 years	3,600	2,066
Total long-term obligations	26,996	26,048

Short-term obligations:
Amounts due to credit card operators	2,893	3,493
Other	287	—
Total short-term obligations	3,180	3,493
Total other obligations	30,176	29,541

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

NOTE 13 - DERIVATIVE FINANCIAL INSTRUMENTS

The Bank enters into transactions involving derivative instruments, particularly foreign currency exchange contracts, as part of its asset and liability structure management, and in acting as a dealer in order to satisfy its clients’ needs. The notional amounts of these contracts are recorded off-balance sheet.

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

The derivatives outstanding as of December 31, 2006 and 2007 are summarized as follows:

	As of December 31, 2006
	Notional amounts			Gross	Gross
Type of derivative	Up to 3 months	From 3 to 12 months	More than 12 months	Unrealized Gains	Unrealized Losses
	MCh$	MCh$	MCh$	MCh$	MCh$

Foreign currency forwards	841,736	162,621	13,743	4,181	(4,119)
Interest rate swaps	—	—	32,001	328	(435)
Cross currency swaps	—	—	1,147	—	(17)
Interest rate forwards	76,804	57,692	195,521	272	(735)
				4,781	(5,306)

	As of December 31, 2007
	Notional amounts			Gross	Gross
Type of derivative	Up to 3 months	From 3 to 12 months	More than 12 months	Unrealized Gains	Unrealized Losses
	MCh$	MCh$	MCh$	MCh$	MCh$

Foreign currency forwards	988,681	988,970	112,085	25,104	(25,964)
Interest rate swaps	39,215	30,000	6,328,261	8,371	(7,651)
Cross currency swaps	—	784	355,776	556	(576)
Interest rate forward	26,740	—	—	24	(47)
				34,055	(34,238)

The notional amount refers to either the U.S. dollar bought or sold, or the equivalent in U.S. dollars of foreign currency bought or sold, as appropriate. The contract terms correspond to the duration of the contracts from the date of the transaction to the date of the settlement.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

Long-term notional amounts, as of December 31, 2006 and 2007, are as follows:

	Notional amounts
	As of December 31,
	2006	2007
	MCh$	MCh$

Due after 1 year but within 2 years	35,017	337,379
Due after 2 years but within 3 years	23,662	945,521
Due after 3 years but within 4 years	73,710	1,315,357
Due after 4 years but within 5 years	90,590	3,950,077
Due after 5 years	19,433	247,788
	242,412	6,796,122

NOTE 14 - MINIMUM CAPITAL REQUIREMENTS

The Chilean Superintendency of Banks requires Chilean Banks to maintain a minimum capital of 800,000 UF, equivalent to MCh$15,698 as of December 31, 2007. In addition, banks are required to maintain a minimum basic capital of at least 3% of total assets after deductions for mandatory allowances, while effective net equity may not be lower than 8% of its risk weighted assets. Effective net equity is defined as basic capital plus certain loan loss allowances (up to a maximum of 1.25% of risk weighted assets) and qualifying proportion of subordinated bonds less any goodwill balance or paid share premiums and investments in non-consolidated companies.

Chilean banks are permitted to include subordinated bonds in effective net equity. This is limited to 50% of the basic capital and the value which can be included should decrease by 20% per year, beginning six years prior to maturity.

The Bank’s actual qualifying “net capital base” and “effective equity” to support the Bank’s risk-weighted assets as of December 31, 2006 and 2007 are summarized as follows:

	As of December 31,
	2006	2007
	MCh$	MCh$

Basic capital	423,312	433,625
3% total assets net of allowances	(119,518)	(145,935)
Excess over minimum capital requirement	303,794	287,690
Total assets	3,983,945	4,864,494
Basic capital as a percentage of the total assets, net of allowances	10.63%	8.91%

Effective equity	464,768	470,393
8% of the risk-weighted assets	(273,556)	(334,250)
Excess over minimum equity requirement	191,212	136,143
Risk weighted assets	3,419,453	4,178,122
Effective equity as a percentage of the risk-weighted assets	13.59%	11.26%

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

NOTE 15 - SHAREHOLDERS’ EQUITY

Subscribed and paid shares

As of December 31, 2006 and 2007, the paid in capital of the Bank is represented by 226,909,290,577 subscribed and paid ordinary no-par-value shares.

Dividend distribution

At the Ordinary Shareholders’ Meeting of CorpBanca held on February 28, 2006, the Shareholders’ agreed to maintain the current dividend policy, established on April 27, 2001, of distributing 50% of prior year’s  net income, retaining the remaining 50% in the account “Retained earnings to be distributed” included in “Reserves”.

During the Ordinary General Shareholders’ Meeting held on February 27, 2007, the shareholders’ established an amendment to the dividend policy. The new policy consists of distributing at least 50% of the distributable net income, while retaining the remaining in the account “Reserves”. The Shareholders’ agreed to distribute 75% of 2006 retained income, amounting to Ch$29,328.4 million (historic).

The distributions of dividends related to net income for the years 2005 and 2006 as approved by the Annual Shareholders’ Meeting of CorpBanca, are as follows:

	Dividend	Dividend	Percentage
Shareholders’ Meeting	(Historical)	paid (1)	paid
	MCh$	MCh$

February 2005	25,384	29,031	50%
February 2006	26,316	28,942	50%
February 2007	29,328	31,381	75%

(1) Dividend paid has been price-level restated in constant Chilean pesos as of December 31, 2007

NOTE 16 - RELATED PARTY TRANSACTIONS

In accordance with the General Banking Law and the Chilean Superintendency of Bank’s instructions, individuals and companies that are related, directly or indirectly, to the Bank’s owners or management are considered related parties.

a.          Loans granted to related parties

Related party loans, all of which are current, are as follows:

	As of December 31,
	2006		2007
	Loans	Collateral Pledged(1)	Loans	Collateral Pledged(1)
	MCh$	MCh$	MCh$	MCh$

Operating companies	51,241	8,136	37,676	2,565
Investment companies(2)	7,021	—	2,131	895
Individuals(3)	1,035	468	1,274	766
Total	59,297	8,604	41,081	4,226

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

(1) Includes only those guarantees that are admitted by Article 84 of the General Banking Law for purposes of establishing the individual credit limits defined by the Law. The guarantees are valued in accordance with the Chilean Superintendency of Bank’s instructions.

(2) Includes companies whose purpose is to hold shares in other companies.

(3) Includes debt obligations that are equal to or greater than UF 3,000, equivalent to MCh$59 as of December 31, 2007.

The activities in the balances of loans granted to related parties are as follows:

	As of December 31,
	2006	2007
	MCh$	MCh$

Balance as of January 1,	53,731	59,297
New loans	24,334	18,610
Repayments	(17,662)	(32,741)
Price-level restatement	(1,106)	(4,085)
Balance as of December 31,	59,297	41,081

b.   Other transactions with related parties

During the years ended December 31, 2005, 2006 and 2007 the Bank had the following significant income (expenses) from services provided to (by) related parties:

		Year ended December 31,
		2005	2006	2007
Company		Income (expenses)	Income (expenses)	Income (expenses)
		MCh$	MCh$	MCh$

Corp Group Interhold S.A.	Management advisory services	(1,393)	(1,425)	(1,410)
Inmobiliaria Edificio Corp Group S.A.	Rental of offices	—	(344)	(1,034)
Nexus S.A.	Credit card processing	(1,108)	(1,188)	(1,825)
Transbank S.A.	Credit card processing	(935)	(1,110)	(2,483)
Empresa Periodística La Tercera S.A.	Newspaper publications	—	—	(467)
Recaudaciones y Cobranzas S.A.	Rental of offices and credit collections	(1,439)	(533)	(254)
Redbanc S.A.	Automatic teller machine network	(408)	(308)	(382)
Fundación Corpgroup Centro Cultural	Donations	(648)	(269)	(100)
Inmobiliaria e Inversiones San Francisco Ltda.	Financial advisory services	(160)	(162)	(155)
Asesorías Santa Josefina Ltda.	Advisory and management services	(153)	(155)	(148)
Inmobiliaria e Inversiones Boquiñeni Ltda.	Financial advisory services	(47)	(39)	(36)
Corp Legal S.A.	Rental of offices and advisory services	(11)	(20)	(37)
Promoservice S.A.	Advertising services	(361)	(5)	(110)
Sociedad Nacional de Minería	Advertising services	(41)	—	—
Compañía de Seguros Vida Corp S.A.	Rental of offices	206	167	—

These transactions are basically related to services rendered to the Bank by its related parties. Article 89 of the Chilean Corporations Law requires that transactions with related parties be conducted on a market basis or in similar terms to those customarily prevailing in the market.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

NOTE 17 - FEES AND INCOME FROM SERVICES

Fees and income from services and the related expenses are summarized as follows:

	Year ended December 31,
	Income			Expenses
	2005	2006	2007	2005	2006	2007
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and income from services:
Checking accounts	7,019	8,621	8,350	(27)	(25)	(280)
Remuneration and commissions from Mutual funds	4,286	4,676	6,941	—	—	(194)
Commissions from collections	4,354	5,851	6,813	—	—	—
Insurance brokerage	3,842	4,439	6,181	—	—	(4)
Credit cards	2,468	3,436	5,177	(2,834)	(3,903)	(5,011)
Lines of credit	529	851	2,927	—	—	—
Commissions on credit operations	2,384	2,794	2,048	—	—	—
Letters of credit, guarantees, pledges and other contingent loans	1,831	1,585	1,708	(175)	(192)	(304)
Customer services	531	727	1,096	(130)	(129)	(104)
Commissions from stock-exchange operations	378	679	1,004	(148)	(70)	—
Automatic teller cards	860	787	555	(734)	(952)	(1,151)
Collection of documents	340	311	347	(56)	(56)	(53)
Bankers’ drafts and wire transfers	27	306	320	—	—	—
Factoring operations	241	216	274	—	(19)	(11)
Commissions on sales of mortgages notes	153	125	90	(6)	(99)	—
Trust and custody commissions	23	21	22	—	—	—
Stock exchange rights	207	83	—	(52)	—	—
Other	128	271	237	(28)	(37)	(113)
Total Income (expense)	29,601	35,779	44,090	(4,190)	(5,482)	(7,225)

NOTE 18 - NON OPERATING INCOME AND EXPENSES

Non-operating income and expenses are set forth below:

	Year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Non-operating income:
Gains on sales of assets received in lieu of payment previously charged-off	2,399	1,463	171
Recovered income tax related to properties	—	873	—
Release of reserves	175	116	12
Gain on sales of Bank premises and equipment	27	2	—
Other	395	345	223
Total non-operating income	2,996	2,799	406

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

	Year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Non-operating expenses:
Goodwill amortization arising from the excess purchase price paid as a result of the recognition of deterioration in the loan portfolio quality of Financiera Condell S.A.	(657)	—	—
Goodwill amortization arising from the acquisition of consumer division of Corfinsa	(1,093)	(1,022)	(928)
Goodwill amortization from investments in companies	(146)	(108)	(32)
Payments from collection expenses	(1,675)	(894)	(618)
Write-off of assets received in lieu of payment	—	—	(662)
Write-off of other-assets	(625)	(335)	(221)
Provision for pending legal proceedings	(120)	—	(205)
Other	(96)	(547)	(204)
Total non-operating expenses	(4,412)	(2,906)	(2,870)

NOTE 19 - DIRECTORS’ EXPENSES AND REMUNERATION

At the Ordinary Shareholders’ Meetings, held on February 27, 2007, it was agreed not to pay any remuneration to the Board of Directors, except to members of the Directors Committee and Audit Committee, who received fees of MCh$209 (MCh$187 in 2006 and MCh$191 in 2005). Additionally, during 2007 the Bank paid per diems of MCh$15.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

NOTE 20 - FOREIGN CURRENCY POSITION

The consolidated balance sheets include assets and liabilities denominated in foreign currencies which have been translated into Chilean pesos at the applicable exchange rates as of December 31, 2006 and 2007 and assets and liabilities denominated in Chilean pesos but indexed to changes in foreign currency exchange rates, detailed below:

	As of December 31, 2006			As of December 31, 2007
	Denominated in			Denominated in
	Foreign currency	Chilean Pesos	Total	Foreign currency	Chilean Pesos	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	30,822	—	30,822	35,408	—	35,408
Financial investments	10,720	—	10,720	2	—	2
Loans (including contingent loans)	472,544	25,695	498,239	593,965	20,743	614,708
Other assets	31,278	—	31,278	23,337	—	23,337
Total assets	545,364	25,695	571,059	652,712	20,743	673,455

Liabilities
Deposits	215,643	1	215,644	313,525	1	313,526
Contingent liabilities	117,967	—	117,967	131,351	—	131,351
Due to domestic banks	—	—	—	47,680	—	47,680
Due to foreign banks	240,129	—	240,129	275,227	—	275,227
Other liabilities	35,828	7,673	43,501	32,097	6,152	38,249
Total liabilities	609,567	7,674	617,241	799,880	6,153	806,033
Net assets (liabilities) in foreign currencies	(64,203)	18,021	(46,182)	(147,168)	14,590	(132,578)

NOTE 21 - INCOME TAXES AND DEFERRED TAXES

a.          Income taxes

First Category Income Tax (current expense) recorded by the Bank and its subsidiaries amounted to MCh$8,661 as of December 31, 2007 (MCh$10,238 in 2005 and MCh$9,774 in 2006).

Income taxes for the years ended December 31, 2005, 2006 and 2007 are as follows:

	Year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$

Amortization of deferred tax complementary accounts	—	7	—
Deferred tax for the period	(1,527)	1,566	(666)
Price - level restatement	(228)	(99)	(434)
Net benefit from deferred taxes	(1,755)	1,474	(1,100)
Income tax provision—current	(10,238)	(9,774)	(8,661)
Other taxes	227	97	430
Net income taxes	(11,766)	(8,203)	(9,331)

b.          Deferred taxes

As described in Note 1 p), the Bank applied accounting criteria of the Technical Bulletin No. 60 issued by the Chilean Association of Accountants and its supplements.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

Deferred taxes arising from temporary differences are as follows:

	As of December 31,
	2006	2007
	MCh$	MCh$

Debit differences:
Allowances for loan losses	7,903	8,366
Unearned price difference	1,371	1,281
Suspended accrual of interest	997	1,239
Other provisions	505	602
Other	605	561
Net difference (Note 11 a)	11,381	12,049

Credit differences:
Fixed asset depreciation	(202)	(202)
Deferred expenses	(2,210)	(2,325)
Forward contracts	95	36
Leasing contracts	(2,544)	(3,709)
Other	(228)	(656)
Net difference (Note 11 b)	(5,089)	(6,856)

NOTE 22 - CONTINGENCIES AND COMMITMENTS

a.          Pending lawsuits:

As of December 31, 2006 and 2007, there were lawsuits pending against the Bank relating to loans and other matters. In the opinion of management and the Bank’s legal counsel, these lawsuits should not result in material losses for the Bank.

The Fifth Criminal Court of Santiago, in the Fraud case No. 149913-7, pursuant to a criminal complaint in initial stages filed by Banco del Estado de Chile, and to which CorpCapital Corredores de Bolsa S.A. is not a party, a time deposit, No. 00243145, of MCh$42.8 (historical), which Concepción S.A. Corredores de Bolsa S.A. (now CorpCapital Corredores de Bolsa S.A.) had acquired from its original beneficiary, was seized, improperly in the Company’s opinion, as it was considered physical evidence. The aforementioned time deposit is fully provisioned in the Company’s financial statements.

b.          Guarantees from operations and other liabilities:

•    CorpBanca is entitled to transfer obligations arising from deferred customs duties related to the import of assets for leasing to its clients.  These transfers require authorization from customs authorities. As of December 31, 2007, CorpBanca had transferred to its clients deferred customs duty obligations amounting to MCh$90.9 (MCh$170.8 in 2006).

•    As of December 31, 2007, leasing contracts signed, but for which assets have not yet been delivered, amounted to MCh$18,341.7 (MCh$7,808.6 in 2006).

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

•    In compliance with articles 30 and 31 of Law No. 18,045 (Securities Market Law), Corp Capital Corredores de Bolsa S.A. has furnished a guarantee through Compañía de Seguros de Crédito Continental S.A. for UF4,000, expiring on April 22, 2008.  Santiago Stock Exchange has been designated as the depository and custodian of the aforementioned policy.

•    On June 30, 2007, an Insurance Policy of US$10,000,000 was taken out with Chubb de Chile Compañía de Seguros Generales, in order to cover any possible situations involving employee wrongdoings. This policy, whose direct beneficiary is Corp Capital Corredores de Bolsa S.A. expires on June 30, 2008.

•    Corp Capital Corredores de Bolsa S.A. maintains in Bolsa de Comercio de Santiago, (Santiago Stock Exchange) debt securities worth MCh$623.6 to guarantee operations related to the Clearing and Liquidation Stock Exchange process. In addition, the Company maintains securities to guarantee other operations for MCh$16,397.6.

•    In order to comply with the provisions of article 58 d) of Decree Law N°251, of 1931, specifying that “in order to exercise their activity, Insurance Brokers should comply with the requirement of taking out insurance policies as determined by the Superintendency of Securities and Insurances in order to answer for proper, complete fulfillment of all obligations issuing from their activity, and especially for any damages that they may cause to their insured parties”, the Company has taken out the following policies with Chilena Consolidada Seguros Generales S.A. They come into effect on April 15, 2007 and expire on April 15, 2008.

Policy	Insurance	Insured amount
		UF

379053	Liability	60,000
379050	Guarantee	500

•    On June 30, 2007, the Company took out an insurance policy with Chubb de Chile Compañía de Seguros Generales S.A., in order to cover possible employee wrongdoings for US$10,000,000 and it expires on June 30, 2008. Its direct beneficiary is Corp Capital Administradora General de Fondos S.A..

•    On January 9, 2007, Corp Capital Administradora General de Fondos S.A., renewed the following Guarantee Insurance Policies for General Fund Administrators in order to guarantee performance of the Administrator’s obligations with regard to the administration of third party funds and indemnity for damages resulting from non-performance thereof, in accordance with article 226 of Law No. 18,045. These policies expired on January 9, 2008.

The aforementioned policies were taken out with Compañía de Seguros Mapfre Garantías y Crédito S.A. CorpBanca is also the representative of the beneficiaries of the guarantee on these Funds.

c.        Commitments and responsibilities recorded in memorandum accounts:

As of December 31, 2006 and 2007, the Bank had recorded the following commitments and responsibilities in memorandum accounts:

	2006	2007
	MCh$	MCh$

Loans approved but not disbursed	178,661	213,437

The above only includes significant items. Contingent loans and liabilities are shown in the consolidated balance sheet.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

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

	Maximum potential amount of future payments
	As of December 31,
			Less than	1 to 3	3 to 5	After 5	No stated
	2006	2007	one year	years	years	years	maturity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Guarantees:

Performance bonds to customers included in the balance sheet	236,774	259,527	172,096	51,839	3,740	491	31,361

Guarantees in the form of performance bonds are issued in connection with agreements made by customers to counterparties. If the customer fails to comply with the agreement, the counterparty may enforce the performance bond as a remedy. Credit risk arises from the possibility that the customer may not be able to repay the bank for performance bonds. In order to mitigate credit risk, the bank generally determines the need for specific covenant, guarantee and collateral requirements on a case by case, depending on the nature of the financial instrument and the customer’s creditworthiness.

NOTE 23 - FIDUCIARY ACTIVITIES

The following items are recorded in memorandum accounts and represent fiduciary safekeeping and custody services:

	As of December 31,
	2006	2007
	MCh$	MCh$

Securities held in safe custody	576,824	451,488
Amounts to be collected on behalf of local third parties	9,016	18,131
Amounts to be collected on behalf of foreign third parties	21,801	21,375
Total	607,641	490,994

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

NOTE 24 - PRICE-LEVEL RESTATEMENT

The price-level restatement loss is determined by restating the following non-monetary assets, liabilities and Shareholders’ Equity:

	Year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$

Bank premises and equipment	1,293	742	2,485
Investments in other companies	61	35	120
Other non-monetary assets and liabilities	604	320	1,435
Shareholders’ Equity	(13,534)	(8,624)	(29,986)
Net price-level restatement loss	(11,576)	(7,527)	(25,946)

NOTE 25 - SUBSEQUENT EVENTS

On April 15, 2008 at an extraordinary shareholders’ meeting, our shareholders approved a program to purchase shares issued by us (“the Share Repurchase Program”), to be purchased in the local Chilean market through one or more tender offers in accordance with article 198-5 of the Securities Market Law. The purpose of the Share Repurchase Program is to invest and trade our own shares in accordance to share price fluctuations experienced throughout the duration of the program. The main terms and conditions of the Share Repurchase Program are set forth as follows:

•                  The maximum percentage of shares to be repurchased will be equivalent to 5% of the shares issued and paid, or up to 11,345,464,528 shares.  Shares may only be repurchased for up to the amount of retained earnings.

•                  The minimum repurchase price to be paid for the shares will be Ch$2.90 per share and the maximum repurchase price will be Ch$3.05 per share.

•                  The Share Repurchase Program will have a tenor of 3 years beginning April 15, 2008.

•                  Shares repurchased must be sold within 24 months of acquisition. Any shares not resold during this time frame will reduce paid-in capital.

•                  If shares are resold, Shareholders have a preferential right to acquire the repurchased shares.

•                  Repurchased shares, although registered in our name, do not have voting or dividend rights.

On April 22, 2008, our Board of Directors, acting as authorized by our Shareholders at the Extraordinary Shareholders’ Meeting held on April 15, 2008, agreed upon the following:

•                  To set the repurchase price of the shares at Ch$3.03 per share.

•                  That the number of shares to be offered in the Share Repurchase Program will be 5,672,732,264 shares, which represent 2.5% of our issued and paid shares.

•                  The share acquisition process will be carried out in accordance with the terms and conditions approved by the Shareholders at the Extraordinary Shareholders’ Meeting; through one or more tender offers (Ofertas Públicas de Adquisicion de Acciones) in accordance with article 198-5 of the Securities Market Law, and Circular No. 1,514 of the Superintendency of Securities and Insurance and applicable law; in the Securities Exchange of the Santiago Stock Exchange, through the System of Firm Offers (Sistema de Ofertas a Firme en Bloque).

•                  The offer commenced on April 30, 2008, for a period of 30 days.

•                  The tender offer expired on May 29, 2008, and 6,849,927,252 shares were tendered.

•                  As Acceptance Orders were received for more shares than the number of shares offered to be purchased, in accordance with the conditions of the offer, a pro rata factor of 0.828144892 was applied.

Between December 31, 2007 and the date of the issue of these financial statements, there have been no other significant  subsequent event exists that could materially affect these financial statements.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

NOTE 26 - INCOME STATEMENTS, BALANCE SHEETS AND STATEMENTS OF CASH FLOWS (SEC FORMAT)

The presentation of the financial statements prepared in accordance with Chilean GAAP differs significantly from the format required by the SEC under Rules 210.9-01 to 210.9-07 of Regulation S-X (“Article 9”). The Chilean GAAP financial statements set forth below have been restated in constant Chilean pesos as of December 31, 2007  using the adjustment factor arising from the Chilean Consumer Price Index and are shown in accordance with the format required by Article 9.

The principal reclassifications and adjustments which were made to the basic Chilean GAAP financial statements in order to present them in the Article 9 format are as follows:

a.   Elimination of contingent assets and liabilities from the balance sheet

In accordance with Chilean GAAP, the Bank recognizes rights and obligations with respect to contingent loans as contingent assets and liabilities. Contingent liabilities consist of open, unused and standby letters of credit, together with guarantees by the Bank in Chilean peso, UF and foreign currencies (principally U.S. dollars). The liabilities represent the Bank’s obligations under such agreements.  Under U.S. GAAP, such contingent amounts are not recognized on the consolidated balance sheets but are disclosed in the notes to the financial statements. The elimination of these amounts is included in the consolidated balance sheets below.

b.   Presentation of goodwill

Under U.S. GAAP, goodwill should be presented as a separate caption in the balance sheets while under Chilean GAAP the unamortized balance is included in other assets in the consolidated balance sheets and the goodwill amortization is presented as part of non-operating expenses.  Goodwill amortization and the unamortized balance has been reclassified in a separate caption in the consolidated income statements and balance sheets below.

Goodwill under U.S. GAAP is not amortized over its estimated useful life. As a result, Goodwill is subject to at least an annual impairment review.

c.   Comprehensive income

In accordance with SFAS No. 130, “Reporting Comprehensive Income”, the Bank is required to report and disclose comprehensive income and its components in a full set of general purpose financial statements. “Comprehensive income” is defined in this statement as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes net income and other comprehensive income (revenues, expenses, gains and losses) that under U.S. GAAP are reported in a separate component of shareholders´ equity. The changes in other comprehensive income which are related to movements in fair value of available for sale securities are included in the consolidated income statements below.

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

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

f.   Reclassification of investments in mutual funds

Investments in mutual funds under Chilean GAAP are presented as other assets on the balance sheet. Under U.S. GAAP, these investments are required to be classified as investments for trading purposes. This reclassification is included in the consolidated balance sheets below.

g.   Presentation of cash flows

Under Chilean GAAP, the cash flow has been prepared in accordance with Technical Bulletin No. 65 of the Chilean Association of Accountants, which does not differ significantly from U.S. GAAP, except for changes in other assets and liabilities such as other receivables, prepaid assets and accruals for salaries and vacations which should be presented as cash flows from operating activities. Additionally, the non-cash movements related to assets received in lieu of payments are not reported as supplemental information under Chilean GAAP, as usually required under U.S. GAAP. This reclassification and the disclosure of non-cash activity are included in the consolidated statements of cash flows below.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

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

	Year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$

Interest income
Interest and fees on loans	222,625	247,664	361,948
Interest on investments	48,580	17,048	7,157
Interest on deposits with banks	1,163	614	1,521
Interest on investments under agreements to resell	301	532	8,470
Total interest income	272,669	265,858	379,096

Interest expense
Interest on deposits	(91,948)	(100,247)	(117,769)
Interest on securities sold under agreements to repurchase	(13,098)	(12,192)	(5,398)
Interest on other borrowed funds	(2,781)	(4,080)	(6,958)
Interest on long-term debt	(34,654)	(32,355)	(84,203)
Price-level restatement (1)	(11,576)	(7,527)	(25,946)
Total interest expense	(154,057)	(156,401)	(240,274)

Net interest income	118,612	109,457	138,822
Allowance for loan losses	(12,181)	(14,416)	(25,955)
Net interest income after provision for loan losses	106,431	95,041	112,867

Other income
Fees and commissions	21,184	25,166	29,684
Brokerage and securities income	4,227	5,131	7,181
Gain (losses) on investment activities	13,059	7,522	(1,652)
Net gains (losses) on foreign exchange	(395)	324	7,575
Other revenue	9,000	4,123	3,904
Total other income	47,075	42,266	46,692

Other expenses
Salaries	(40,830)	(43,962)	(51,096)
Net premises and equipment expenses	(6,458)	(6,417)	(4,553)
Goodwill amortization	(4,003)	(3,175)	(3,003)
Administration expenses	(17,615)	(19,468)	(24,120)
Other expenses	(15,120)	(14,957)	(16,407)
Total other expenses	(84,026)	(87,979)	(99,179)
Income before income taxes	69,480	49,328	60,380
Income taxes expenses	(11,766)	(7,330)	(9,331)
Net income	57,714	41,998	51,049
Other Comprehensive income (loss)	(9,283)	5,918	(282)
Comprehensive income	48,431	47,916	50,767
Net income per share of common stock	0.25	0.19	0.22
Weighted average number of outstanding common shares (in thousands)	226,909,291	226,909,291	226,909,291

(1)     The price-level adjustment includes the effect of inflation primarily resulting from interest-earning assets and interest-bearing liabilities.  As the Bank does not record the price-level adjustment for separate categories of assets and liabilities, such adjustment is presented as a component of interest expense.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

Consolidated Balance Sheets

The following consolidated balance sheets as of December 31, 2006 and 2007 have been prepared in accordance with Chilean GAAP, and are presented in accordance with the requirements of Article 9, except for the inclusion of price-level restatement permitted under item 18 of Form 20-F.

	December 31,
	2006	2007
	MCh$	MCh$
ASSETS
Cash and due from banks	74,900	80,558
Interest bearing deposits in other banks	13,358	19,525
Cash and cash equivalents	88,258	100,083

Investments:
Trading	133,603	152,846
Available-for-sale	30,082	41,366
Investments purchased under agreements to resell	6,591	55,439
Investments	170,276	249,651

Loans	3,335,158	4,077,780
Unearned income	(58,946)	(54,926)
Allowance for loan losses	(49,967)	(55,067)
Loans, net	3,226,245	3,967,787

Premises and equipment, net	34,660	34,159
Goodwill	3,649	646
Derivatives	4,781	34,055
Other assets	134,187	116,674
Total assets	3,662,056	4,503,055

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest bearing	302,343	346,242
Interest bearing	1,821,233	2,410,668
Total deposits	2,123,576	2,756,910

Short-term borrowings	83,217	142,279
Securities sold under agreements to repurchase	58,937	54,255
Derivatives	5,306	34,238
Other liabilities	75,753	36,605
Long-term debt	849,957	994,094
Total liabilities	1,073,170	1,261,471

Commitments and contingencies	—	—

Shareholders’ equity
Common stock (no par value 226,909 million shares issued and outstanding)
Common stock - paid-in capital	314,398	314,398
Retained earnings	150,611	170,278
Accumulated other comprehensive income (loss)	301	(2)
Total shareholders’ equity	465,310	484,674
Total liabilities and shareholders’ equity	3,662,056	4,503,055

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

Consolidated Statements of Cash Flows

The following condensed consolidated statements of cash flows have been prepared in accordance with Chilean GAAP, and are presented in accordance with the requirements of Article 9, except for the inclusion of price-level restatement permitted under item 18 of Form 20-F.

	Year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$

Net cash provided by operating activities	62,943	96,371	78,139
Net cash used in investing activities	(305,735)	(196,859)	(1,066,160)
Net cash provided by financing activities	146,843	109,615	996,445
NET CASH FLOW	(95,949)	9,127	8,424

INFLATION EFFECT ON CASH AND CASH EQUIVALENTS	(3,504)	(1,593)	3,401
NET INCREASE IN CASH AND CASH EQUIVALENTS	(99,453)	7,534	11,825
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	180,177	80,724	88,258
CASH AND CASH EQUIVALENTS AT END OF YEAR	80,724	88,258	100,083

SUPPLEMENTAL CASH FLOW INFORMATION:
Non cash movements (Assets received in lieu of payments)	3,610	2,384	3,369

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

The cumulative inflation rate in Chile as measured by the Consumer Price Index (CPI) for the three-year period ended December 31, 2007 was approximately 13.7%. Chilean GAAP requires that financial statements of banks be restated to reflect the total effect of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entity. The method, described in Note 1 c), is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements.

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

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

a.          Loan origination fees and costs

The Bank recognizes commissions (origination fees) on credit card loans, lines of credit and letters of credit when collected and expenses related direct cost when incurred.  Under SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Origination or Acquiring Loans and Initial Direct Costs of Leases”, loan origination fees and certain direct loan origination costs should be recognized as an adjustment to interest income over the life of the related loan.  In Management’s opinion, the differences that exist between Chilean GAAP and US GAAP are immaterial.

b.          Income taxes

Under SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), income taxes are recognized using the asset and liability method which is similar to Chilean GAAP. The effects of recording deferred income taxes related to certain adjustments to U.S. GAAP and the elimination of the complementary assets and liabilities and their respective amortization are included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (m) below.  Also, under FIN 48, Accounting for Uncertainty in Income Taxes, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest amount of that position that is more-likely-not to be sustained upon settlement.  The difference between the benefit recognized for a position in accordance with this FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB).

Additional disclosures required under SFAS 109 and FIN 48 are provided in Note 27 2b.

c.          Mandatory dividend

As required by Chile’s General Banking Law, unless otherwise decided by a two-thirds vote of the issued and subscribed shares, the Bank must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, or a higher legally binding commitment (above the aforementioned 30%), should such commitment exist , or unless and except to the extent the Bank has unabsorbed prior year losses.  The dividend policy consists of distributing at least 50% of the net income of each year and retaining the remaining in “Other reserves”.  Under Chilean GAAP no provision is recorded for the legal minimum dividend.

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

as of December 31, 2007 (except as indicated)

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

Under U.S. GAAP, according to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), debt and equity securities are required to be classified in accordance with the Bank’s intent and ability to hold the securities, as follows:

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

•

Debt and marketable equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

SFAS No.115 established that in the case of foreign-currency-denominated available-for-sale debt securities, the change in fair value expresses in an entity’s functional currency is the total of the changes in market price of the security as expressed in the local currency due to factors such as changes in interest rates and credit risk and the change in the exchange rate between the local currency and the entity’s functional currency.  EITF 96-15 established that the entire change in the fair value of foreign-currency-denominated available-for-sale debt securities should be reported in stockholder’s equity.  As of December 31, 2007 the Bank does not maintain foreign-currency-denominated available-for-sale debt securities.

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

as of December 31, 2007 (except as indicated)

e.          Other than temporary impairment of available-for-sale securities

Prior to January 1, 2006, Chilean GAAP did not require an evaluation of marketable securities in order to determine other than temporary impairment. Beginning on January 1, 2006,  Chilean GAAP requires an impairment evaluation of marketable securities when they are considered to be other than temporarily impaired, based on whether or not the decline in fair value is judged to be other than temporary. In such circumstances, the cost basis of the security is written down to fair value and the amount written down is charged against income regardless of the category to which it has been assigned. The impairment is not considered as having established a new cost basis for the security and therefore, under certain conditions, recovery up to the extent of the initial cost basis may be recorded.  Chilean GAAP does not require reporting foreign exchange differences in the unrealized gains/losses on available-for-sale securities in equity. The portion related to foreign exchange gain (loss) is recorded directly in income.

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

The Bank reviewed securities with unrealized losses as of December 31, 2006 and 2007, and concluded that there was no other than temporary impairment as of any one of these dates. This review consisted of evaluating the economic reasons for the decline, credit rating of the issuers of the securities and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered.

At December 31, 2005, the Bank considered that the continued devaluation of the U.S. Dollar relative to the Chilean peso was an indication of other-than-temporary impairment. As a result, an impairment of MCh$18,102 for U.S. GAAP was recognized for unrealized losses related to U.S. Dollar denominated debt securities, classified as available-for-sale. At December 31, 2006, the Bank recovered under Chilean GAAP MCh$207 gains on available-for-sale securities due to the appreciation of the U.S. dollar relative to the Chilean peso. Under U.S. GAAP these gains are included in “Adjustment to market value” below, under other comprehensive income. This adjustment is included in the reconciliation of consolidated net income in paragraph (m) below.

The carrying value and market value of debt securities available-for-sale as of December 31, 2006 and 2007 are as follows:

	Adjustment to market value
	Cost as of December 31, 2006	Gross Unrealized Gains	Gross Unrealized Losses (1)	Estimated fair value as of December 31, 2006
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank	—	—	—	—
Local financial institutions	18,268	2	(4)	18,266
Other local investments	6,316	405	—	6,721
Investments abroad	4,989	106	—	5,095
Total	29,573	513	(4)	30,082

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

	Adjustment to market value
	Cost as of December 31, 2007	Gross Unrealized Gains	Gross Unrealized Losses (1)	Estimated fair value as of December 31, 2007
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank	2,972	12	—	2,984
Local financial institutions	38,396	11	(25)	38,382
Other local investments	—	—	—	—
Investments abroad	—	—	—	—
Total	41,368	23	(25)	41,366

(1)

Investments with unrealized losses are disclosed and segregated in accordance with paragraph 21 of EITF 03-01. The unrealized losses were caused by adverse movements in interest rates. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Bank has the ability and intent to hold these investment until a recovery of fair value, which may be maturity, the bank does not consider these investments to be other than temporarily impaired as of December 31, 2006 or 2007.

The following table represents the unrealized losses and fair value of investments on hand at December 31, 2006 not classified as other than temporarily impaired:

	Less than 12 months			12 months or more			Total
	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Local financial institutions	5,375	5,371	(4)	—	—	—	5,375	5,371	(4)
	5,375	5,371	(4)	—	—	—	5,375	5,371	(4)

There were no securities pledged as collateral under repurchase agreements as of December 31, 2006.

The following table represents the unrealized losses and fair value of investments on hand at December 31, 2007 not classified as other than temporarily impaired:

	Less than 12 months			12 months or more			Total
	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Local financial institutions	12,218	12,193	(25)	—	—	—	12,218	12,193	(25)
	12,218	12,193	(25)	—	—	—	12,218	12,193	(25)

There were no securities pledged as collateral under repurchase agreements as of December 31, 2007.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

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

When a derivative contract is entered into, it must be designated by the Bank as a trading contract or as a hedge. Any changes in the fair value of trading financial derivative contracts are recorded in income under “Gains from trading activities” or “Losses from trading activities”, as applicable. If the derivative is designated as a hedge, the Bank enters into two types of hedge relationships: (1) fair value hedge, and (2) cash flow hedge. To qualify for hedge accounting, the instruments must comply with all the following conditions: (a) hedging must be formally documented at inception; (b) hedging is expected to be highly effective; (c) the effectiveness of the hedge can be reasonably measured; and (d) hedging is highly effective with regard to the risk hedged, continuously throughout the period of the hedge.

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

as of December 31, 2007 (except as indicated)

h.         Business combination

During the year ended December 31, 1998, the Bank acquired the Consumer Credit Division of Corfinsa and Financiera Condell S.A.

Under Chilean GAAP, goodwill represents the difference between the purchase price and the book value of the net assets acquired (book value of the acquired assets minus the book value of the assumed liabilities) and is amortized on a straight-line basis over the period of the estimated return on investment.  The estimated return on investment period is determined based on the type and diversity of the business, its location and the markets in which it operates and cannot exceed 10 years. The amortization period was defined in accordance with instructions from the Chilean Superintendency of Banks and is 10 years for all goodwill except for certain loan losses that were recorded as goodwill for Chilean GAAP in accordance with instructions from the Chilean Superintendency of Banks which are amortized over 6 years.

Under U.S. GAAP, these transactions would have been accounted for as business combinations in accordance with Accounting Principles Board Opinion No. 16, “Business Combinations” (“APB 16”). Under APB 16 the assets acquired and the liabilities assumed would have been adjusted to estimated fair value and intangible assets, including goodwill, would have been recorded.  These adjustments to fair value and the related intangible assets would have been amortized over the estimated life of the acquired loans and/or deposit relationships in accordance with APB 16 and Accounting Principles Board Opinion No. 17, “Intangible Assets”. The amortization period determined, averaged approximately three years. Accordingly, as of December 31, 2001 the adjustments to fair value of the acquired assets and assumed liabilities and the intangibles assets, including goodwill, for U.S. GAAP purposes were fully amortized.

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

The Bank recorded in the consolidated statement of income MCh$3,977, MCh$2,087 and MCh$1,065 during 2005, 2006 and 2007 to establish allowances for these assets. The Bank believes that the current allowances are consistent with the decrease in value of the assets received in lieu of payment.

Based on the analysis performed, the Bank believes that there is no significant difference between the amount of the Assets received in lieu of payment recorded for Chilean and U.S. GAAP.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

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

as of December 31, 2007 (except as indicated)

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

as of December 31, 2007 (except as indicated)

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

Management believes that there is no difference between the methodology it uses for Chilean GAAP to determine its allowance for loan losses and the process required by SFAS 114 and SFAS 5. Accordingly, there is no significant difference between the allowance for loan losses for Chilean GAAP and the amount that would be determined in accordance with U.S. GAAP as of December 31, 2006 and 2007. The following table sets forth the additional disclosure required by U.S. GAAP.

	December 31,
	2006	2007
	MCh$	MCh$

Impaired loans with an allowance	64,770	69,540
Impaired loans without an allowance	—	—
Allowance for impaired loans	2,532	2,208
Average balance for impaired loans for the year	65,375	70,035

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

as of December 31, 2007 (except as indicated)

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

m.           Effects of conforming to U.S. GAAP

The following is a reconciliation of consolidated net income under Chilean GAAP to consolidated net income determined in accordance with U.S. GAAP. It also includes the adjustments to the movement in Other Comprehensive Income:

	For the years ended (*)
	2005	2006	2007
	MCh$	MCh$	MCh$

Net income in accordance with Chilean GAAP	57,714	41,998	51,049
Loan origination fees and costs (par. 27.1. a)	(66)	12	337
Deferred income taxes (par. 27.1. b)	(195)	12	(111)
Investment securities (par. 27.1. d)	4,197	(397)	229
Other than temporary impairment (par.27.1.e)	(18,102)	—	—
Investments in other companies (par. 27.1. f)	(8)	(99)	4
Derivative financial instruments (par. 27.1. g)	1,262	113	—
Business combinations (par.27.1.h)	4,003	3,175	3,003
Net income in accordance with U.S. GAAP	48,805	44,814	54,511
Other comprehensive income (loss) for available for sale securities net of deferred taxes for an amount of MCh$ (191), MCh$(1,042) and MCh$87 in 2005, 2006 and 2007, respectively.	932	5,076	(424)
Comprehensive income in accordance with U.S. GAAP	49,737	49,890	54,087

Accumulated other comprehensive income (loss) net of deferred taxes amounted to MCh$(4,567), MCh$422 and MCh$(2) as of December 31, 2005, 2006 and 2007, respectively.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

The following is a reconciliation of consolidated shareholders’ equity under Chilean GAAP and under U.S. GAAP:

	For the years ended (*)
	2006	2007
	MCh$	MCh$

Shareholders’ equity in accordance with Chilean GAAP	465,310	484,674
Loan origination fees and costs (par. 27.1. a)	(337)	—
Deferred income taxes (par. 27.1. b)	111	—
Deferred income taxes on investments under FAS 115	(1,042)	87
Accrual for mandatory dividends (par. 27.1. c)	(31,498)	(25,525)
Investments in other companies (par. 27.1. f)	1,710	1,714
Business combinations (par.27.1.h)	(3,649)	(646)
Shareholders’ equity in accordance with U.S. GAAP	430,605	460,304

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the years ended December 31, 2006 and 2007:

MCh$ (*)

Balance as of December 31, 2005	412,214
Price-level restatement	(595)
Dividends paid 2006	(28,263)
Accrual for mandatory dividend prior year	28,857
Accrual for mandatory dividend closing year	(31,498)
Other comprehensive income for the year	5,076
Net income for the year	44,814

Balance as of December 31, 2006	430,605
Price-level restatement	(1,033)
Dividends paid 2007	(29,328)
Accrual for mandatory dividend prior year	31,498
Accrual for mandatory dividend closing year	(25,525)
Other comprehensive loss for the year	(424)
Net income for the year	54,511

Balance as of December 31, 2007	460,304

(*)    For comparative purposes the amounts for periods ended December 31, 2005 and December 31, 2006, have been restated in Chilean pesos of general purchasing power as of December 31, 2007 (“constant Chilean pesos”).

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

2.       Additional disclosure requirements

a.          Earnings per share

The disclosure of basic earnings per share and weighted average number of shares outstanding is not required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP.

	2005	2006	2007
Basic and diluted earnings per share-U.S. GAAP (1)	0.215	0.197	0.240
Basic and diluted earnings per share-Chile GAAP (1)	0.254	0.185	0.225
Weighted average number of shares outstanding (in thousands)	226,909,291	226,909,291	226,909,291

(1) Basic earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. There are no potentially dilutive effects on the earnings of the Bank as it had not issued convertible debt or equity securities.

b.          Income taxes

The provision for income taxes charged to income is as follows:

	For the years ended
	2005	2006	2007
	MCh$	MCh$	MCh$

Income tax provision-current under Chilean GAAP	(10,238)	(9,774)	(8,661)
Other taxes (expense) benefits under Chilean GAAP	227	97	430
Effect of deferred income taxes under Chilean GAAP	(1,755)	1,474	(1,100)
U.S. GAAP Adjustments:
Reclassification of recovered income tax for U.S. GAAP(1)	—	873	—
Deferred tax for effect of U.S. GAAP adjustments	(195)	12	(111)
Income tax expense under U.S. GAAP	(11,961)	(7,318)	(9,442)

(1) Reclassification from “Other Income” in Chile GAAP to “Income tax expense”  (as a credit) in U.S. GAAP given that it represents the recovery of a benefit for Chilean income tax return deductions.

Accumulated other comprehensive income is net of deferred tax asset of MCh$954, MCh$(88), MCh$(29) as of December 31, 2005, 2006, and 2007, respectively.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

Deferred tax assets (liabilities) under U.S. GAAP are summarized as follows:

	For the years ended
	2006	2007
	MCh$	MCh$

Temporary differences
Allowance for loan losses	7,903	8,366
Unearned price difference	1,371	1,281
Forward exchange contracts - fair value adjustment	205	—
Suspended accrual of interest	997	1,239
Other provisions	505	602
Other	605	561
Total deferred tax assets	11,586	12,049

Credit differences:
Fixed asset depreciation	(202)	(202)
Deferred expenses	(2,210)	(2,325)
Forward contracts	—	36
Leasing contracts	(2,544)	(3,709)
Other	(228)	(656)
Total deferred tax liabilities	(5,184)	(6,856)
Net deferred tax assets	6,402	5,193

The provision (benefit) for income taxes under U.S. GAAP differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pre-tax income as a result of the following differences:

	For the years ended
	2005		2006		2007
	MCh$	%	MCh$	%	MCh$	%

At statutory Chilean income tax rate	(10,330)	17.0%	(8,862)	17.0%	(10,872)	17.0%
Decrease (increase) in rates resulting from:
Non-taxable income	—		—		—
Reclassification of recovered income tax for U.S. GAAP(1)	—		873	(1.7)	—
Permanent differences and others (2)	(1,631)	2.7	671	(1.3)	1,430	(2.2)
At effective tax rate	(11,961)	19.7%	(7,318)	14.0%	(9,442)	14.8%

(1)              Reclassification from “Other Income” in Chile GAAP to “Income tax expense”  (as a credit) in U.S. GAAP given that it represents the recovery of a benefit for Chilean income tax return deductions.

(2)              The “Others” category includes adjustments to income tax expense to reconcile to the filed tax return.

The implementation of FIN 48 did not have any material impact on the Bank’s financial statements.  Please refer to Nota 27. h.

c.          Investment securities

SFAS 115 requires additional disclosures for investments classified as available-for-sale. Realized gains and losses are determined using the proceeds from sales less the cost (specific identification method) of the specific investment sold. Additionally, any unrealized gain/loss previously recorded in equity for these investments is reversed through the income statements. SFAS 115 also requires disclosure of the carrying value and market value of securities available-for-sale a maturity schedule for debt securities and the proceeds on sale and related gross gains and losses realized on the sale of available-for-sale securities.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

In 2005, proceeds from sales of securities available for sale were MCh$12,135,166 with gross realized gains of MCh$23,569 and gross realized losses of MCh$10,510. In 2006, proceeds from sales of securities available for sale were MCh$206,778 with gross realized gains of MCh$1,465 and gross realized losses of MCh$3,210. In 2007, proceeds from sales of securities available for sale were MCh$105,377 with gross realized gains of MCh$866 and gross realized losses of MCh$1.

The amortized cost and fair value of securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	As of December 2006		As of December 2007
	Amortized cost	Fair value	Amortized cost	Fair value
	MCh$	MCh$	MCh$	MCh$

Due in 1 year or less	759	793	38,396	38,382
Due after 1 year through 5 years	20,865	20,980	1,864	1,872
Due after 5 years through 10 years	6,138	6,416	1,108	1,112
Due after 10 years	1,811	1,893	—	—
Total	29,573	30,082	41,368	41,366

Under U.S. GAAP, the Bank is required to disclose the amounts of unrealized holding gains and losses included in income as securities classified as trading.  For the years ended December 31, 2005, 2006 and 2007, the Bank recognized in income net unrealized holding gains (losses) of MCh$0, MCh$163 and MCh$(79) respectively, on these securities.

d.          Troubled debt restructurings

Under Chilean GAAP, troubled debt restructurings are accounted in a manner similar to U.S. GAAP. The Bank, however, is not required under Chilean GAAP to identify all loans, which may qualify as troubled debt restructurings.

e.          Future minimum operating lease payments

SFAS 13 requires additional disclosures for the future minimum lease payments, which are as follows:

	As of December 31,	As of December 31,
	2006	2007
	MCh$	MCh$

Due within 1 year	3,076	3,681
Due after 1 year but within 3 years	5,542	6,914
Due after 3 years but within 5 years	4,487	5,748
Due after 5 years	21,428	12,100
Total future minimum operating lease payments	34,533	28,443

A majority of the leases provide for the payment of taxes, maintenance, insurance, and certain other expenses applicable to the leased premises. Many of the leases contain renewal provisions.

Rent expense for 2005, 2006, and 2007 was MCh$1,580, MCh$2,243, and MCh$3,092 respectively.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

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

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

The estimated fair values of financial instruments are as follows:

	As of December 31
	2006		2007
		Estimated		Estimated
	Book value	fair value	Book value	fair value
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	88,258	88,258	100,083	100,083
Financial Investments	170,276	170,276	239,927	239,927
Loans	3,528,413	3,530,172	4,290,369	4,310,085
Derivative financial instruments	4,781	4,781	34,055	34,055

Liabilities
Deposits	2,123,576	2,120,906	2,756,910	2,753,124
Chilean Central Bank borrowings	34,404	34,404	45,824	45,824
Investments under agreements to repurchase	58,937	58,937	54,255	54,255
Mortgage finance bonds	359,704	355,551	353,431	351,431
Other borrowings	534,922	539,559	737,118	733,969
Derivative financial instruments	5,306	5,306	34,238	34,238

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

as of December 31, 2007 (except as indicated)

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

The following table presents summary information in millions of Chilean pesos related to the Bank’s reporting segments for the years ending December 31, 2005, 2006 and 2007.

	Year ended December 31, 2005
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International (1)	Non- Banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest revenue	23,203	27,472	23,371	28,212	21,561	6,369	130,188
Fees and income from services, net	2,635	4,747	6,318	2,667	477	8,567	25,411
Gain from trading activities	2	3,532	—	—	7,224	2,301	13,059
Foreign exchange transactions, net	386	(2,222)	4	—	4,146	(2,709)	(395)
Other operating income (expenses), net	(43)	1,896	(2,545)	(7,938)	2,006	665	(5,959)
Provision for loan losses	(369)	(7,805)	(5,978)	(8,450)	(2,183)	—	(24,785)
Gross Operational margin	25,814	27,620	21,170	14,491	33,231	15,193	137,519
Other income and expenses							8,439
Operating expenses							(64,902)
Net loss from price-level restatement							(11,576)
Income before income taxes							69,480
Average Loans	1,362,407	793,584	482,733	218,280	47,063	—	2,904,067
Average Investments	—	—	—	—	475,357	120,934	596,291

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

	Year ended December 31, 2006
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International (1)	Non- Banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest revenue	26,980	24,882	32,151	28,397	4,041	533	116,984
Fees and income from services, net	2,942	5,840	7,652	4,324	(249)	9,788	30,297
Gain from trading activities	—	4,022	—	—	258	3,242	7,522
Foreign exchange transactions, net	609	1,427	107	—	(1,815)	(4)	324
Other operating income (expenses), net	(51)	1,195	(2,851)	(10,215)	(554)	425	(12,051)
Provision for loan losses	455	(4,770)	(7,998)	(11,642)	(1,371)	—	(25,326)
Gross Operational margin	30,935	32,596	29,061	10,864	310	13,984	117,750
Other income and expenses							9,826
Operating expenses							(69,848)
Net loss from price-level restatement							(7,527)
Income before income taxes							50,201
Average Loans	1,429,484	859,098	625,668	255,316	19,732	—	3,189,298
Average Investments	—	—	—	—	99,640	110,669	210,309

	Year ended December 31, 2007
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International (1)	Non- Banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest revenue	24,775	29,787	45,221	30,571	30,421	3,993	164,768
Fees and income from services, net	2,467	5,997	9,182	5,959	(666)	13,926	36,865
Gain from trading activities	—	4,390	—	—	(5,473)	(569)	(1,652)
Foreign exchange transactions, net	1,229	(188)	210	—	4,869	1,455	7,575
Other operating income (expenses), net	(49)	1,497	(3,923)	(9,191)	(318)	917	(11,067)
Provision for loan losses	333	(4,330)	(12,575)	(19,086)	(412)	—	(36,070)
Gross Operational margin	28,755	37,153	38,115	8,253	28,421	19,722	160,419
Other income and expenses							7,976
Operating expenses							(82,069)
Net loss from price-level restatement							(25,946)
Income before income taxes							60,380
Average Loans	1,554,770	939,612	820,128	278,605	39,096	—	3,632,211
Average Investments	—	—	—	—	99,897	116,432	216,329

(1) Includes other non-segment items

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

h.   Recent accounting pronouncements

Adoption of FIN 48 “Accounting for Uncertainty in Income Taxes”

In June 2006, the Financial Accounting Standards Board (“FASB”) issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes, and interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in a measurement attribute criteria for the financial statement recognized in a company’s financial statements.  FIN 48 establishes “a more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements.  The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48 on January 1, 2007.  The implementation of FIN 48 did not have a material impact on the Bank’s financial statements.  There were no unrecognized tax benefits as of the date of adoption and of December 31, 2007. Under Chilean tax regime, as of December 31, 2007, fiscal years 2003 through 2007 remain subject to examination by the Internal Revenue Service (“Servicio de Impuestos Internos”).

SFAS No. 157, “Fair Value Measurements”

On September 15, 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” which enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of SFAS No. 157, guidance for applying fair value was incorporated in several accounting pronouncements. SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. SFAS No. 157 is effective for our fiscal year beginning January 1, 2008, and requires that the cumulative effect of the adoption of SFAS No. 157 be reflected as an adjustment to the beginning balance of retained earnings in the year of adoption. Our management is currently evaluating the impact of the adoption of SFAS No.157 on our consolidated financial condition, operating results and cash flows.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”

The FASB has issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits an entity to measure certain financial assets and financial liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by allowing companies to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS No. 159, companies that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 also establishes presentation and disclosure requirements to help financial statement users understand the effect of the company’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. SFAS No. 159 is effective for our fiscal year beginning January 1, 2008, and requires that the cumulative effect of the adoption of SFAS No. 159 be reflected as an adjustment to the beginning balance of retained earnings in the year of adoption. Our management is currently evaluating the impact of the adoption of SFAS No. 159 on our consolidated financial condition, operating results and cash flows.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

FASB Staff Position FIN 39-1, “Amendment of FASB Interpretation No. 39, ‘Offsetting of Amounts Related to Certain Contracts’

In April 2007, the FASB issued FASB Staff Position (“FSP”) No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”). FSP FIN 39-1 amends certain provisions of FIN 39, “Offsetting of Amounts Related to Certain Contracts,” and permits companies to offset fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. Our management is currently evaluating the impact and timing of adoption of FSP FIN 39-1, but does not expect that it will have a significant impact on our consolidated financial condition and results of operations.

Staff Accounting Bulletin No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings”

On November 5, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings” (“SAB 109”). SAB 109 requires that the expected net future cash flows related to servicing of a loan be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The adoption of SAB 109 is on a prospective basis and effective for our loan commitments measured at fair value through earnings which are issued or modified after January 1, 2008. Our management is currently evaluating the impact and timing of the adoption of SAB 109, but does not expect that it will have a significant impact on our financial condition, results of operations and cash flows.

SFAS No. 141R, “Business Combinations”

On December 4, 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100% of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, SFAS No. 141R requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. SFAS No. 141R also modifies the accounting for certain acquired income tax assets and liabilities. SFAS No. 141R is effective for new acquisitions consummated on or after January 1, 2009 and early adoption is not permitted. As SFAS No. 141R is only applicable prospectively for new business combinations, it will only have an impact to the extent the Bank acquires another business.

FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”

On February 20, 2008, the FASB issued FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” The objective of FSP FAS 140-3 is to provide implementation guidance on whether the security transfer and contemporaneous repurchase financing involving the transferred financial asset must be evaluated as one linked transaction or two separate de-linked transactions. Current practice records the transfer as a sale and the repurchase agreement as a financing. FSP FAS 140-3 requires the recognition of the transfer and the repurchase agreement as one linked transaction, unless all of the following criteria are met: (1) the initial transfer and the repurchase financing are not contractually contingent on one another; (2) the initial transferor has full recourse upon default, and the repurchase agreement’s price is fixed and not at fair value; (3) the financial asset is readily obtainable in the marketplace and the transfer and repurchase financing are executed at market rates; and (4) the maturity of the repurchase financing is before the maturity of the financial asset. The scope of this FSP is limited to transfers and subsequent repurchase financings that are entered into contemporaneously or in contemplation of one another. FSP FAS 140-3 will become effective as of January 1, 2009. Early adoption is prohibited. Our management is currently evaluating the impact of adopting FSP FAS 140-3 on our consolidated financial condition, operating results and cash flows.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2007 (except as indicated)

SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”

During March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which modified the existing disclosure requirements in FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 161 enhances disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. SFAS No. 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No.161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No.161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Our management is currently evaluating the impact of adopting SFAS No.161 on our consolidated financial condition, operating results and cash flows.

FSP FAS 142-3-”Determination of the Useful Life of Intangible Assets”

On April 25, 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” The objective of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No.142 and the period of expected cash flows to measure the fair value of an asset under SFAS No. 141R, “Business Combinations,” and other U.S. generally accepted accounting principles. FSP FAS 142-3 is effective on January 1, 2009 and early adoption is prohibited. Our management is currently evaluating the impact of adopting FSP FAS 142-3 on our consolidated financial condition, operating results and cash flows.

SFAS No.162, “The Hierarchy of Generally Accepted Accounting Principles”

In May 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No.162, “The Hierarchy of Generally Accepted Accounting Principles”.  The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities.  Statement 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principle”.  Management does not expect that the adoption of SFAS 162 will have a material impact on the consolidated statements of income and consolidated balance sheets.

Transition to International Financial Reporting Standards (IFRS)

The Chilean Superintendency of Banks along with other agencies in Chile agreed to implement IFRS to internationalize the reporting standards of public companies.  The strategic plan for the Chilean Superintendency of Banks entails applying the new accounting standards for the banking industry beginning January 1, 2009.

In the first IFRS financial statements, the Banks are required to prepare an opening IFRS balance sheet at the beginning of the earliest period for which they are presenting comparative information under IFRS, in this case, January 1, 2008.

New Standardized Format for the Presentation of Financial Statements

Circular No. 3,410 issued by the Superintendency of Banks, which became effective on January 1, 2008, dictated new accounting formats for financial statements. The new accounting formats are congruent with International Accounting Standards, but do not imply a change in accounting standards. Banks are required to adopt the new accounting formats in 2008. These changes do not involve a change to accounting principles and will not impact net income compared to figures that have been presented in the twelve month period ended December 31, 2006 and 2007. Beginning January 1, 2009, Chilean banks will adopt accounting standards more congruent with International Accounting Standards.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 30, 2008

CorpBanca

By:	/s/ Julio Henriquez
Name: Julio Henriquez
Title: Interim Chief Financial Officer