Form 20-F
period 2008-12-31
CORPBANCA/FI
filed 2009-06-30
CIK 1276671

ANNUAL REPORT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2008

As filed with the Securities and Exchange Commission on June 30, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . .. .

For the transition period from                       to

Commission file number  001-32305

CORPBANCA
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Rosario Norte 660 Las Condes Santiago, Chile
(Address of principal executive offices)

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

221,236,558,313

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

ITEM 3.  KEY INFORMATION

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Chile and regulations of the Chilean Superintendencia de Bancos e Instituciones Financieras, or the Chilean Superintendency of Banks, collectively referred to as “Chilean GAAP”, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP.  Our consolidated financial statements have been translated into English, certain reclassifications have been made and certain subtotals and clarifying account descriptions have been added in order to present them in accordance with requirements of U.S. Securities Act of 1933, as amended, or the Securities Act, and the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.  References to Chilean GAAP in this Annual Report are to Chilean GAAP as supplemented by the applicable rules of the Chilean Superintendency of Banks.  See note 27 to our audited consolidated financial statements included herein for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and our consolidated subsidiaries and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2006, 2007 and 2008 and shareholders’ equity as of and for each of the years ended December 31, 2007 and 2008.

On November 9, 2007 the Chilean Superintendency of Banks issued Circular No. 3410 “Compendium of Accounting Standardss,” which became effective on January 1, 2008 and requires the application of the new presentation format for consolidated financial statements.  Our consolidated annual financial statements as of and for the year ended December 31, 2008 included in the consolidated financial statements have been prepared under Chilean GAAP and the new financial statement models.  Such consolidated annual financial statements are the first annual financial statements prepared by Corpbanca on such basis.  The information as of and for the years ended December 31, 2007 and 2006 contained in the consolidated financial statements is presented on the same basis as the information as of and for the year ended December 31, 2008.  The selected consolidated financial information included herein as of and for the year ended December 31, 2008, together with selected consolidated financial information as of an for the years ended December 31, 2007, 2006, 2005 and 2004 is derived from, and presented on the same basis as in, the consolidated financial statements and should be read together with the consolidated financial statements.  As the consolidated financial statements and such selected consolidated financial information have been prepared under Chilean GAAP and the new financial statement models, they are not directly comparable with financial information prepared by Corpbanca as of and for the years ended December 31, 2007 and 2006 included in our annual report for 2007 on Form 20-F.  See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates—Transition to the Compendium of Accounting Standards of the Chilean Superintendency of Banks” and note 2 to our audited consolidated financial statements included herein for a description of the reclassifications and convergence to IFRS.

Neither the preparation of the consolidated financial statements under Chilean GAAP or the new financial statement models required by Circular No. 3410 affect the line item “net income” in the consolidated income statements or “total shareholders’ equity”.  Unless otherwise indicated herein, as used hereafter “the rules of the Chilean Superintendency of Banks” refers to such rules as amended or supplemented from this time to time, including by the Circular No. 3410.

Our audited consolidated financial statements as of December 31, 2007 and 2008 and for each of the three years in the period ended December 31, 2008 are referred to herein as our financial statements.  Pursuant to Chilean GAAP, unless otherwise indicated, financial data for all full-year periods through December 31, 2007 included in our audited consolidated financial statements and in the other financial information contained elsewhere in this Annual Report have been expressed in constant Chilean pesos as of December 31, 2008.

In this Annual Report, references to “$,” “US$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento.  The UF is an inflation-indexed, peso-denominated unit that is linked to and adjusted daily to reflect changes in the previous month’s Chilean consumer price index.  As of December 31, 2008 one UF equaled US$33.65 and Ch$21,452.57 and as of June 12, 2009, one UF equaled US$37.28 and Ch$20,970.79.  See “Item 5. Operating and Financial Review and Prospects.”

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our financial statements or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos based on our exchange rate of Ch$637.44 as of December 31, 2008.  See “—Exchange Rate Information” below.

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

In this Annual Report, all macro-economic data related to the Chilean economy is based on information published by the Central Bank.  All market share and other data related to the Chilean financial system is based on information published by the Chilean Superintendency of Banks as well as other publicly available information.  Prior to January 1, 2008, the Chilean Superintendency of Banks published the unconsolidated risk index of the Chilean financial system on a monthly basis and, as a result, information regarding the consolidated risk index of the Chilean financial system as a whole is not available for periods prior to January 1, 2008.  As of January 1, 2009, the Chilean Superintendency of Banks publishes the consolidated risk index of the Chilean financial system on a monthly basis.

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

Purchases and sales of foreign currencies which may be effected outside the Formal Exchange Market can be carried out in the Informal Exchange Market.  The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies.  There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate.  On December 31, 2008, the average exchange rate in the Informal Exchange Market was approximately the same as the published observed exchange rate for such date of Ch$629.11 per US$1.00.  The average exchange rate in the Informal Exchange Market is widely used by the public in Chile.  Prior to 2006, Chilean banks used the observed exchange rate as published by the Central Bank for conversion and valuation purposes as specified by the Chilean Superintendency of Banks.  In accordance with Circular No. 3,345, during 2006, we began using foreign exchange rates obtained from market information.  The method used to estimate the daily exchange rate is as follows:

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

As of December 31, 2008 the U.S. dollar exchange rate used by us was Ch$637.44 per US$1.00.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for the periods set forth below, as reported by the Central Bank.

	Daily Observed Exchange Rate Ch$ per US$(1)
	Low(2)		High(2)		Average(3)		Period End

2004	Ch$	559.21	Ch$	649.45	Ch$	609.53	Ch$	559.83
2005	509.70		592.75		559.77		514.21
2006	511.44		549.63		530.26		534.43
2007	493.14		548.67		522.69		495.82
2008	431.22		676.75		521.79		629.11
December 2008	625.59		674.83		649.32		629.11
January 2009	610.09		643.87		623.01		612.43
February 2009	583.32		623.87		606.00		595.76
March 2009	572.39		614.85		592.93		582.10
April 2009	575.12		601.04		582.67		588.62
May 2009	558.95		580.10		564.41		564.64
June 2009(4)	560.58		568.71		564.61		564.24

(1)                                  Nominal figures.

(2)                                  Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)                                  The average of the exchange rates on the last day of each month during the period.

(4)           Through June 12, 2009.

The following table sets forth the annual low, high, average and period-end exchange rate for U.S. dollars for the periods under our new policy to calculate our own exchange rate:

	Bank’s Exchange Rate Ch$ per US$(1)
	Low(2)		High(2)		Average(3)		Period End

2006	Ch$	514.21	Ch$	547.31	Ch$	529.10	Ch$	532.07
2007	493.07		548.09		522.57		497.87
2008	431.40		680.15		522.50		637.44
December 2008	625.88		669.27		647.93		637.44
January 2009	611.97		640.60		622.37		616.74
February 2009	583.57		617.14		605.06		595.99
March 2009	574.90		612.50		592.77		585.16
April 2009	576.55		599.68		582.75		581.91
May 2009	559.93		572.54		564.89		562.35
June 2009(4)	562.07		568.96		564.86		562.50

(1)                                  Nominal figures.

(2)                                  Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)                                  The average of the exchange rates on the last day of each month during the period.

(4)           Through June 12, 2009.

A.            SELECTED FINANCIAL DATA

The following tables present our selected financial data as of the dates and for the periods indicated.  You should read the following information together with our audited consolidated financial statements, including the notes thereto, included in this Annual Report and the information set forth in “Item 5. Operating and Financial Review and Prospects.”

The selected consolidated balance sheet data as of December 31, 2007 and 2008 and the selected consolidated income statement data for each of the three years in the period ended December 31, 2008 appearing herein have been derived from the audited consolidated financial statements for the year ended December 31, 2008 appearing elsewhere in this Annual Report, which have been audited by Deloitte & Touche Sociedad de Auditores y Consultores Ltda., or Deloitte.

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

In January 2008, Chilean banks began a process of applying IFRS in certain presentation and disclosure requirements as required by the Chilean Superintendency of Banks.  These changes involve a reclassification of certain balance sheet and income statement accounts and represent the first steps towards convergence to IFRS.  As a result, the information as of and for the years ended December 31, 2007 and 2006 contained in our consolidated financial statements for the year ended December 31, 2008 is presented on the same basis as the information as of and for the year ended December 31, 2008.  The selected consolidated financial information included herein as of and for the year ended December 31, 2008, together with the selected consolidated financial information for the years ended December 31, 2004, 2005, 2006 and 2007, is derived from, and presented on the same basis as, our consolidated financial statements and should be read together with the consolidated financial statements.  Since our consolidated financial statements, including the selected consolidated information included herein, have been prepared using these reclassifications, they are not comparable with the audited consolidated financial statements included in previous annual reports filed on Form 20-F.  Readers should exercise caution in determining trends based on prior annual reports.  See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates—Transition to the Compendium of Accounting Standards of the Chilean Superintendency of Banks” and note 2 to our audited consolidated financial statements included herein for a description of the reclassifications and convergence to IFRS.

	As of and for the Year Ended December 31,
	2004(1)		2005(1)		2006(1)		2007(1)		2008(2)		2008
	(in millions of constant Ch$ as of December 31, 2008)										(in thousands of US$)(2)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP
Interest revenue	Ch$	214,952	Ch$	266,234	Ch$	293,181	Ch$	415,008	Ch$	559,702	US$	878,047
Interest expense	(97,821)		(155,094)		(162,326)		(235,812)		(346,717)		(543,921)
Net interest revenue	117,131		111,140		130,855		179,196		212,985		334,126
Provisions for loan losses	(14,639)		(12,164)		(14,863)		(27,894)		(54,561)		(85,594)
Fees and income from services (net)	23,298		26,571		31,682		40,355		42,052		65,970
Other operating income (net)	43,064		54,279		10,791		9,973		19,943		31,286
Other income and expenses (net)	280		260		389		393		418		656
Operating expenses	(90,287)		(91,813)		(95,989)		(108,015)		(120,006)		(188,262)
Net loss from price-level restatement	(7,982)		(12,608)		(8,196)		(28,255)		(33,654)		(52,796)
Income before income taxes	70,864		75,665		54,669		65,753		67,177		105,386
Income tax expense	(8,057)		(12,814)		(8,933)		(10,161)		(10,867)		(17,048)
Net income	Ch$	62,807	Ch$	62,851	Ch$	45,736	Ch$	55,592	Ch$	56,310	US$	88,338
Net income per share of common stock(7)	0.28		0.28		0.20		0.24		0.25		0.00039
Dividends per share of common stock (4)	0.12		0.13		0.13		0.10		0.25		0.00039
Dividends per ADS (4)(5)	600.00		650.00		650.00		500.00		1,250.00		1.96
Shares of common stock outstanding (in thousands)	226,909,290.6		226,909,290.6		226,909,290.6		226,909,290.6		221,236,558.3		221,236,558.3

U.S. GAAP
Net interest income (6)	Ch$	127,571	Ch$	129,169	Ch$	122,660	Ch$	150,941	Ch$	179,332	US$	281,332
Provisions for loan losses	(14,639)		(12,164)		(14,863)		(27,894)		(54,561)		(85,594)
Long-term borrowings	673,908		841,542		925,603		1,082,905		1,236,905		1,940,426
Net income	68,009		54,164		48,802		59,361		55,105		86,447
Net income per share of common stock (7)	0.29		0.22		0.20		0,26		0.25		0.00039
Net income per ADS (4)(5)(7)	1,450		1,100		1,000		1,200		1,250		1.96
Weighted average ADS outstanding (in millions) (5)	45		45		45		45		45		—

	As of and for the Year Ended December 31,
	2004(1)	2005(1)	2006(1)	2007(1)	2008(1)	2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)					(in thousands of US$)(2)
CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP
Cash and due from banks	206,698	111,770	154,334	133,031	199,029	312,232
Investments	624,098	500,406	135,377	271,870	712,097	1,117,120
Total loans	2,786,154	3,138,449	3,579,528	4,396,222	4,981,879	7,815,448

Allowances for loan losses	(51,467)	(52,913)	(54,365)	(58,731)	(72,333)	(113,474)
Derivatives	140,842	391,400	5,149	37,086	209,482	328,630
Other assets (8)	241,826	132,073	109,484	130,488	161,530	253,404
Total assets	3,948,151	4,221,185	3,779,504	4,909,966	6,191,684	9,713,360
Deposits	2,321,514	2,325,758	2,369,241	3,017,807	3,794,820	5,953,219
Other interest-bearing liabilities	898,738	1,003,966	1,072,446	1,296,931	1,656,643	2,598,900
Derivatives	247,453	380,344	5,745	37,285	195,608	306,865
Shareholders’ equity	465,653	486,646	506,723	527,809	483,307	758,200

U.S. GAAP
Total loans	2,734,687	3,085,536	3,525,160	4,457,129	5,060,090	7,938,143

Allowances for loan losses	(51,467)	(52,913)	(54,365)	(58,731)	(72,333)	(113,474)
Total assets	3,935,084	4,228,193	3,970,471	4,903,759	6,182,093	9,698.314
Shareholders’ equity	426,320	448,901	468,929	501,271	483,266	758,136

SELECTED CONSOLIDATED RATIOS

Chilean GAAP
Profitability and Performance
Net interest margin (9)	4.1%	3.7%	3.8%	4.5%	4.5%	—
Return on average total assets (10)	1.5%	1.2%	1.1%	1.3%	1.1%	—
Return on average shareholders’ equity (11)	14.6%	13.7%	9.4%	11.6%	12.3%	—
Efficiency ratio (consolidated) (12)	39.2%	40.0%	55.4%	47.1%	43.6%	—
Dividend payout ratio (13)	50.0%	50.0%	50.0%	75.0%	100.0%	—
Capital
Average shareholders’ equity as a percentage of average total assets	10.1%	9.1%	12.0%	11.1%	8.8%	—
Total liabilities as a multiple of shareholders’ equity	7.5%	7.5%	7.5%	9. %	9.0%	—
Asset Quality
Allowances for loan losses as a percentage of overdue loans (14)	122.9%	108.4%	161.8%	533.5%	153.1%	—
Overdue loans as a percentage of total loans (14)	1.4%	1.4%	0.9%	0.3%	0.9%	—
Allowances for loan losses as a percentage of total loans	1.7%	1.6%	1.5%	1.3%	1.5%	—
Past due loans as a percentage of total loans (15)	0.8%	0.9%	0.6%	0.6%	0.8%	—

U.S. GAAP
Profitability and Performance
Net interest margin (16)	3.7%	3.3%	3.2%	3.6%	3.7%	—
Return on average total assets (17)	2.1%	1.4%	1.2%	1.3%	1.1%	—
Return on average shareholders’ equity (18)	17.8%	12.1%	10.6%	12.2%	12.0%	—
Asset Quality
Past due loans as a percentage of total loans (15)	0.9%	1.0%	0.6%	0.6%	0.8%	—

OTHER DATA
Inflation rate	2.4%	3.7%	2.6%	7.8%	7.1%	—
Revaluation (Devaluation) rate (Ch$/US$)	6.6%	8.1%	(3.5)%	6.4%	28%	—
Number of employees	1,952	2,159	2,378	3,105	3,105	—
Number of branches and offices(18)	84	88	92	101	109	—

(1)

As explained in note 2 to our consolidated financial statements, income statement, income statement derived information, balance sheet and balance sheet derived information for the years 2004, 2005, 2006 and 2007 have been restated taking into account the reclassifications required by the Chilean Superintendency of Banks and are not comparable with such information for each of the years 2004, 2005, 2006 and 2007 contained in previous annual reports on Form 20-F.

(2)	Except per share data, percentages and ratios, share amounts, employee numbers and numbers of branch offices.
(3)

Amounts stated in U.S. dollars as of and for the year ended December 31, 2008 have been translated from pesos at our exchange rate of Ch$637.44 per US$1.00 as of December 31, 2008. See Note 1 t. to our financial statements.

(4)	Represents dividends paid in respect of net income earned in the prior fiscal year.

(5)	Each ADS represents 5,000 shares of common stock.
(6)

Net interest income and total assets on a U.S. GAAP basis have been determined by applying the relevant US GAAP adjustments to net interest income presented in accordance with Article 9 of Regulation S-X; for figures in US$ see notes 26 and 27 to our financial statements.

(7)

Net income per share of common stock has been calculated on the basis of the weighted average number of shares outstanding for the period. One ADS equals 5,000 shares of common stock. On May 28, 2008, we repurchased 5,673 million shares to be held as treasury stock, reducing our total shares outstanding to 221,237 million.

(8)

This line item is comprised primarily of bank premises and equipment, assets received in lieu of payment (repossessed assets), assets to be leased, amounts received under spot foreign exchange transactions, transactions in process, prepaid and deferred expenses, deferred income taxes and goodwill.

(9)	Net interest margin is defined as net interest revenue divided by average interest-earning assets.
(10)	Return on average total assets is defined as net income divided by average total assets.
(11)	Return on average shareholders’ equity is defined as net income divided by average shareholders’ equity.
(12)	Operating expenses as a percentage of operating revenue. Operating revenue is the aggregate of net interest revenue, fees and income from service (net) and other operating income (net).
(13)	Represents dividends divided by net income.
(14)	Overdue loans consist of all non-current loans.
(15)

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

(16)

Net interest margin on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to net interest income presented in accordance with Article 9 of Regulation S-X. See Notes 26 and 27 to our financial statements.

(17)

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

(18)

In prior years, integrated branches were considered to be one branch. However, these branches offer our customers two distinct delivery channels for our CorpBanca and Banco Condell products and do not share the same physical space. As a result, integrated branches have been presented as two individual branches in this annual report.

New Accounting Format in 2008

Circular No. 3410 issued by the Chilean Superintendency of Banks, which became effective on January 1, 2008, dictates new accounting formats for financial statements.  The new accounting formats are congruent with International Accounting Standards but do not imply a change in accounting standards.  Banks are required to adopt the new accounting formats in 2008.  The main changes are presented in the table below.

Main changes in income statement	Previous format (Items that were re-classified)	New format (Where Items have been reclassified)

Net interest income	Interest income contingent operations Interest income trading portfolio	Interest income efficient portion of derivatives for hedging inflation and interest rate risk

Provision expense	Provisions for repossessed assets Sale of charge-off loans

Fee income		Interest income contingent operations

Financial transactions, net	Interest income efficient portion of derivatives for hedging inflation and interest rate risk	Interest income trading portfolio Sale of charge-off loans

Other operating expenses	Sales force expenses	Provisions for repossessed assets

Operating expenses		Sales force expenses in administrative expenses

Previous format:

	Year Ended December 31,
	2004	2005	2006	2007
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Net interest revenue	141,323	141,775	127,396	179,432
Provision for loan losses	(22,415)	(16,517)	(17,153)	(28,304)
Fee income	23,326	27,673	32,993	40,146
Other operating income net	5,399	7,302	(4,579)	(5,602)
Other income and expenses, net	(2,182)	(1,284)	273	(2,290)
Operating expenses	(66,606)	(70,678)	(76,065)	(89,374)
Loss from price level restatement	(7,982)	(12,606)	(8,197)	(28,255)
Income before taxes	70,863	75,665	54,668	65,753
Income tax	(8,056)	(12,814)	(8,933)	(10,161)
Net income	62,807	62,851	45,735	55,592

New format:

	Year Ended December 31,
	2004	2005	2006	2007

CONSOLIDATED INCOME STATEMENT DATA

Chilean GAAP:
Net interest revenue	117,131	111,140	130,855	179,196
Provision for loan losses	(14,639)	(12,164)	(14,863)	(27,894)
Fee income	23,298	26,571	31,681	40,355
Operating costs	(55,207)	(50,142)	(93,394)	(126,297)
Other income, net	280	260	389	393
Income before taxes	70,863	75,665	54,668	65,753
Income tax	(8,056)	(12,814)	(8,933)	(10,161)
Net income	62,807	62,851	45,735	55,592
Net income attributable to:
Net income attributable to shareholders	62,807	62,851	45,735	55,592
Minority interest	—	—	—	—

B.            CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.            REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.            RISK FACTORS

RISKS ASSOCIATED WITH OUR BUSINESS

The growth of our loan portfolio may expose us to increased loan losses.

From December 31, 2004 to December 31, 2008, the compounded annual growth rate of our gross loan portfolio was 22.0% in nominal terms to Ch$4,944,183 million (excluding interbank and contingent loans).  Our business strategy seeks to grow profitably while increasing the size of our loan portfolio.  The growth of our loan portfolio (particularly in the lower-middle to middle income consumer and small and medium-sized corporate business segments) may expose us, in an economic downturn, to a higher level of loan losses and require us to establish proportionately higher levels of provisions for loan losses, which offset the increased income that we can expect to receive as the loan portfolio grows.

Our loan portfolio may not continue to grow at the same rate.

There can be no assurance that in the future our loan portfolio will continue to grow at the same or similar rates as the growth rate that we historically experienced.  Average loan growth has, however, remained significant in the last five years.  According to the Chilean Superintendency of Banks, from December 31, 2004 to December 31, 2008, the compounded annual growth rate of aggregate gross loan portfolio in the Chilean banking system (based on an unconsolidated basis except for 2008, as the Chilean Superintendency of Banks, beginning January 2008, only publishes consolidated information under a reclassified balance sheet) was 19.4% in nominal terms to Ch$70,251,139 million as of December 31, 2008.  In January 2008, Chilean banks began a process of applying IFRS in certain presentation and disclosure requirements as required by the Chilean Superintendency of Banks.  These changes involve a reclassification of certain balance sheet and income statement accounts and represent the first steps towards convergence to IFRS.  Readers should exercise caution in determining trends based on prior year annual reports.  The reclassifications also affect the ability to estimate loan growth for the Chilean banking system and our competitors, while also affecting other income statement and balance sheet items.  As a result, year-on-year variations in the income statement and balance sheet accounts of the financial system presented in this annual report are based on estimations.  See “Item 3. Key Information—Selected Financial Data—New Accounting Format in 2008” and note 2 to our audited consolidated financial statements included herein for a description of these reclassifications.  A reversal of the rate of growth of the Chilean economy could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowance for loan losses.

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

The increase in competition within the Chilean banking industry in recent years has led to, among other things, consolidation in the industry.  In 2002 Banco Santiago and Banco Santander-Chile, the then second and third largest private banks in Chile, respectively, merged to become Chile’s largest bank.  In 2002, Banco de Chile and Banco de A. Edwards, then the third and fifth largest private banks in Chile respectively, merged to become the second largest Chilean bank.  In 2004, BCI purchased 99.9% of the shares of Banco Conosur, becoming the third largest private bank in Chile.  In 2007, Scotiabank Sudamericano acquired 100% of Banco Desarrollo and in 2008, Banco de Chile and Citibank Chile were authorized to merge operations. Consolidation, which can result in the creation of larger and stronger competitors, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate and increasing our costs of operation.

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

Our results of operations depend to a great extent on our net interest revenue.  In 2006, 2007 and 2008, our ratio of net interest revenue to total operating revenues was 75.5%, 78.1% and 77.5%, respectively.  Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities leading to a reduction in our net interest revenue.  Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors.  Over the period from December 31, 1998 to December 31, 2008, yields on the Chilean government’s 90-day note as reported on those dates moved from 13.49% to 8.18%, with a high of 13.59% in April 1999 and a low of 1.31% in 2004.  This benchmark rate began to rise in the latter part of 2005 and through 2006, 2007 and 2008, reaching a high of 5.21% and a low of 4.39% in 2006, a high of 6.15% and a low of 4.61% in 2007, and a high of 8.36% and a low of 6.50% in 2008.  Between January 1, 2009 and May 31, 2009, this rate began to decrease and reached a high of 6.74% in January 2009 and a low of 1.20% in May 2009.  In the latter part of 2005 and the first half of 2006, we liquidated a significant portion of our investment portfolio in order to avoid substantial mark-to-market losses relating to our investments in Chilean government and Central Bank bonds, the value of which decreased as interest rates increased.  During 2008, we began to increase our investments in available-for-sale instruments as our current strategy is to build a profitable medium-term portfolio.  As of December 31, 2007 and 2008, we had Ch$45,048 million and Ch$576,478 million, respectively, in financial investments available-for-sale.  Any volatility in interest rates could adversely affect our business, our future financial performance and the price of our securities.

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

According to data published by the Central Bank, the Chilean economy grew at a rate of 4.0%, 5.1% and 3.2% in 2006, 2007, and 2008, respectively.  Historically, lower economic growth has adversely affected the overall asset quality of the Chilean banking system and our loan portfolio.  Below is a detail of the of the risk index of the banks comprising the Chilean financial system according to information published by the Chilean Superintendency of Banks:

Year	Risk Index
December 31, 2004(1)	1.99%
December 31, 2005(1)	1.61%
December 31, 2006(1)	1.48%
December 31, 2007(1)	1.58%
December 31, 2008(2)	1.69%

(1)                                  Unconsolidated. Index includes contingent loans and allowances.

(2)                                  As of January 1, 2008, the Chilean Superintendency of Banks publishes monthly consolidated financial information.  Prior to 2008, the Chilean Superintendency of Banks published unconsolidated information. Index includes contingent loans and allowances.

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

Although economic conditions are different in each country, investors’ reactions to developments in one country may affect the securities of issuers in other countries, including Chile.  For instance, the devaluation of the Mexican peso in December 1994 set off an economic crisis in Mexico that negatively affected the market value of securities in many countries throughout Latin America.  The crisis in the Asian markets, beginning in July 1997, resulted in sharp devaluations of other Asian currencies and negatively affected markets throughout Asia, as well as many markets in Latin America, including Chile.  Similar adverse consequences resulted from the 1998 crisis in Russia and the devaluation of the Brazilian real in 1999.  In part due to the Asian and Russian crises, the Chilean stock market declined significantly in 1998 to levels equivalent to 1994.  More recently in September 2008, the housing crisis in the United States sparked a series of financial institution failures throughout the globe.  This resulted in a liquidity crisis and a reduction in growth of the global economy as financial institutions tightened risk policies and reduced lending to banks, corporations and individuals.  Consequently, Chile was affected by a strong decrease in growth during the fourth quarter of 2008 as its trading partners entered into recession affecting local corporate sales and plans for investment.  This led to a revaluation in 2008 of local securities which significantly decreased the value of the Chilean stock market.

Current economic conditions may make it more difficult for us to continue funding our business on favorable terms.

Historically, one of our principal sources of funds has been time deposits.  Time deposits represented 58.7%, 61.2%, and 62.5% of our total funding as of December 31, 2006, 2007, and 2008, respectively.  Large-denominations in time deposits from institutional investors may, under some circumstances, be a less stable source of funding than savings and bonds, such as during periods of significant changes in market interest rates for these types of deposit products and any resulting increased competition for such funds.  The current liquidity crisis triggered by the U.S. subprime market has impacted global markets and affected sources of funding, including time deposits.  As of December 31, 2008, our investment portfolio did not contain instruments (i) backed by, or otherwise related to, U.S. subprime mortgages or (ii) with exposure to monoline financial guarantors.  Although our results of operations and financial position have not suffered a significant impact as a consequence of the recent credit market instability in the U.S. and the liquidity available in the Chilean market has permitted us to fund out operations and maintain our regular business activities, we cannot assure you that we will be able to continue funding our business or, if so, maintain our current levels of funding without incurring higher funding costs or having to liquidate certain assets.  See  “Item 5.  Operating and Financial Review and Prospects—Operating Results—Recent Developments in the Banking Industry.”

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

Deceleration of economic growth in Asia, the United States and other developed nations may have an adverse effect on the Chilean economy and on our results of operations and the share price of our ADSs and shares.

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Asia, the United States and other developed nations, including the continued global credit crunch and economic world crisis.  If these nations’ economic environments deteriorate, the economy in Chile could also be affected and could experience slower growth than in recent years.  In 2008, our share price decreased from a high of Ch$3.38 per share to a low of Ch$2.31 per share.  This was a result of the widespread effect of the subprime crisis with respect to its negative impact on the value of shares on most global stock markets. This could result in the need for us to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities.  The crises and political uncertainties in Asian nations, the United States or other developed countries could also have an adverse effect on Chile, the price of our securities or our business.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our shares and ADSs.

The Chilean government’s economic policies and any future changes in the value of the peso against the U.S. dollar could affect the dollar value of our securities.  The peso has been subject to significant devaluations in the past and could be subject to similar fluctuations in the future.  At December 31, 2003, 2004, and 2005 the value of the peso in relation to the U.S. dollar appreciated in value when compared to the prior year by approximately 15.9%, 6.6% and 8.1%, respectively.  In 2006 the peso depreciated against the U.S. dollar by 3.5% as compared to 2005 and in 2007 appreciated in value by 6.4% as compared to 2006.  In 2008, the peso depreciated against the U.S. dollar by 28.0% as compared to 2007.

Our results of operations may be affected by fluctuations in exchange rates between the peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate gaps.  Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities.  As of December 31, 2007 and 2008, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$(194) million, and Ch$(170) million, respectively.

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

Although Chilean inflation has moderated in recent years , Chile has experienced high levels of inflation in the past.  High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our results of operations and, indirectly, the value of our securities.  The following table shows the annual rate of inflation as measured by changes in the Chilean Consumer Price Index, or CPI, and as reported by the Chilean Instituto Nacional de Estadísticas, or the Chilean National Institute of Statistics, during the last five years ended December 31, 2008 and through May 31, 2009.

Year	Inflation (CPI) (in percentages)
2004	2.4%
2005	3.7%
2006	2.6%
2007	7.8%
2008	7.1%
2009 (through May 31, 2009)	(1.1)%

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

Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards.  See “Item 5. Operating and Financial Review and Prospects—Operating Results—Chilean and U.S. GAAP Reconciliation” and notes 26 and 27 to our financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as such differences relate to us, and a reconciliation to U.S. GAAP of our shareholders’ equity and net income as of and for each of the years ended December 31, 2007 and 2008.

As a regulated financial institution, we are required to submit to the Chilean Superintendency of Banks unaudited consolidated and unconsolidated balance sheets and income statements, excluding any related footnote disclosure, prepared in accordance with Chilean GAAP (and, as of January 2009, in accordance with Circular No. 3,410 “Compendium of Accounting Standardss”) and the rules of the Chilean Superintendency of Banks on a monthly basis.  The Chilean Superintendency of Banks also makes summary financial information available within three to four weeks of receipt.  In January 2008, Chilean banks began a process of applying IFRS in certain presentation and disclosure requirements as required by the Chilean Superintendency of Banks.  These changes involve a reclassification of certain balance sheet and income statement accounts and represent the first steps towards convergence to IFRS.  As of January 1, 2009, we began applying Circular No. 3,410 “Compendium of Accounting Standardss” in accordance with the rules stipulated by the Chilean Superintendency of Banks.  Such disclosure differs in a number of significant respects from information generally available in the United States with respect to U.S. financial institutions.  See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates—Transition to the Compendium of Accounting Standards of the Chilean Superintendency of Banks” and note 2 to our audited consolidated financial statements included herein for a description of the reclassifications and convergence to IFRS.

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

Our common stock underlying the ADSs is listed and traded on the Santiago Stock Exchange and the Chilean Electronic Exchange, although the trading market for the common stock is small by international standards.  As of June 9, 2009, we had 221,236,558,313 shares of common stock outstanding and 5,672,732,264 shares in our custody.  The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  In addition, according to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Chilean Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on the Chilean stock exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest.  Such suspension may be extended for up to 120 days.  If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Chilean Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities.  Furthermore, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it is deemed necessary.  These and other factors may substantially limit your ability to sell the common stock underlying your ADSs at a price and time at which you wish to do so.

There can be no assurance that any liquid trading market for our common stock in Chile will continue.  Approximately 35.46% of our outstanding common stock was held by the public as of June 12, 2009.  A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

Certain actions by our principal shareholder may have an adverse effect on the future market price of our ADSs and shares.

The individual controller of Corp Group Banking S.A. is Mr. Alvaro Saieh Bendeck.  As of June 5, 2009, together with his family, Mr. Saieh Bendeck maintains in an indirect ownership of 59.8642% of our company.  In addition, Mr. Saieh Bendeck with his spouse are indirect holders of 100% of the ownership rights of Compañía Inmobiliaria y de Inversiones Saga S.A.  The sale or disposition by Mr. Saieh Bendeck of our shares or ADSs that he indirectly owns, or the perception in the marketplace that such a sale or disposition may occur, may adversely affect the trading price of our shares on the Santiago Stock Exchange and, consequently, the market price of the ADSs.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

We are a sociedad anónima (corporation) organized under the laws of the Republic of Chile and licensed by the Chilean Superintendency of Banks to operate as a commercial bank.  Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile.  Our telephone number is 56-2-687-8000 and our website is www.bancocorpbanca.cl.  Our agent in the United States is Maurice Diemer Ojeda, located at 845 Third Avenue, 5th Floor, New York, NY 10022-6601.  Information set forth on our website does not constitute a part of this Annual Report.  CorpBanca and all our subsidiaries are organized under the laws of Chile.  The terms “CorpBanca,” “we,” “us” and “our” in this Annual Report refer to CorpBanca together with its subsidiaries unless otherwise specified.

History

CorpBanca is Chile’s oldest currently operating bank.  We were founded as Banco de Concepción in 1871 by a group of residents of the City of Concepción, Chile, led by Aníbal Pinto, who would later become President of Chile.  In 1971, Banco de Concepción was transferred to a government agency, Corporación de Fomento de la Producción (the Chilean Corporation for the Development of Production, or CORFO).  Also in 1971, Banco de Concepción acquired Banco Francés e Italiano in Chile, which provided for the expansion of Banco de Concepción into Santiago.  In 1972 and 1975, the bank acquired Banco de Chillán and Banco de Valdivia, respectively.  In November 1975, CORFO sold its shares of the bank to private business persons, who took control of the bank in 1976.  In 1980 the name of the bank was changed to Banco Concepción.  In 1983, control of Banco Concepción was assumed by the Chilean Superintendency of Banks.  The bank remained under the control of the Chilean Superintendency of Banks through 1986, when it was acquired by Sociedad Nacional de Minería (the Chilean National Mining Society, or SONAMI).  Under SONAMI’s control, Banco Concepción focused on providing financing to small- and medium-sized mining interests, increased its capital and sold a portion of its high-risk portfolio to the Central Bank.  Investors led by Mr. Alvaro Saieh Bendeck purchased a majority interest of Banco Concepción from SONAMI in 1996.  For over 20 years, Mr. Saieh Bendeck has directed the acquisition, creation and operation of a number of commercial banks, mutual fund companies, insurance companies and other financial entities in Chile and other parts of Latin America.

Following our acquisition in 1996, we began to take significant steps to improve our credit risk policies, increase operating efficiency and expand our operations.  These steps included applying stricter provisioning and charge-off standards to our loan portfolio, cost cutting measures and technological improvements.  We also changed our name to CorpBanca and hired a management team with substantial experience in the Chilean financial services industry.  Several of our senior officers, prior to joining CorpBanca, were employed by Banco Osorno y La Union prior to its merger with Banco Santander-Chile in 1996.  In addition, we significantly expanded our operations in 1998 through the acquisition of the consumer loan division of Corfinsa (which was formerly a consumer loan division of Banco Sudamericano, currently Scotiabank Sudamericano) and the finance company Financiera Condell S.A.  In November 2002, we completed the largest equity capital-raising transaction in Chile in that year, providing us with Ch$111,732 million (approximately US$153 million using the exchange rate that was in effect as of December 31, 2002) in capital to help implement our growth strategies.  During this time, we consolidated our information technology systems into a single, integrated platform, Integrated Banking System, or IBS, a central information system that replaced a number of systems, providing us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each product and client segment.

As a result of the steps we have taken since the 1996 acquisition, we have developed a number of significant competitive strengths that we believe will continue to contribute to our growth potential.  These include operating efficiencies, improved asset quality, an experienced management team, and a strong technological infrastructure.  From 1996 to 2008, we were one of the fastest-growing banks in Chile in terms of loan portfolio size. In addition, our asset quality, as reflected by our risk index and our risk classification by the Chilean Superintendency of Banks, is comparable to that of our principal competitors, and our adequate capitalization places us in a strong position among Chilean banks in terms of ability to fund growth, especially with the placement of subordinated bonds.  In recent years, our cost of funding has decreased as a result of improvements in our ratings.  We believe that these strengths position us well for continued growth in the Chilean financial services industry.

As of December 31, 2008, our gross loan portfolio (excluding interbank and contingent credits) amounted to Ch$4,944,183 million, as compared to Ch$2,226,879 million (nominal) as of December 31, 2004, representing a compounded annual growth rate of 22.0% in nominal terms (15.7% in real terms).  During the past years, our consolidated efficiency ratio (operating expenses as a percentage of operating revenue which is the aggregate of net interest revenue, net fees and income from services and net other operating income) was 55.4%, 47.1% and 43.6% in 2006, 2007, and 2008, respectively.  These ratios are a significant improvement over our unconsolidated efficiency ratio of 81.3% for 1995 (when we were not required to present consolidated financial statements).  In addition, during the period from 1995 through 2008, our return on average total assets increased from 0.5% to 1.1% as of December 31, 2008.

As of December 31, 2008, we had total assets of Ch$6,191,684 million (approximately US$9,713 million) and shareholders’ equity (excluding net income for the year to date) of Ch$455,152 million (approximately US$714 million).  Our net income for 2008 was Ch$56,310 million (approximately US$88 million) and our return on average shareholders’ equity was 12.3%.

Capital Expenditures

The following table reflects our capital expenditures in each of the three years ended December 31, 2006, 2007 and 2008:

	For the Year Ended December 31,
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)

Land and buildings	Ch$	340	Ch$	—	Ch$	9
Machinery and equipment	285		1,231		1,233
Furniture and fixtures	1,846		1,581		6,975
Vehicle	—		—		—
Other	1,173		500		1,254
Total	Ch$	3,644	Ch$	3,312	Ch$	9,471

As of April 30, 2009, capital expenditures totaled Ch$4,037 million which was mainly due to the purchase of computer equipment and information technology projects.  Capital expenditures are financed through our own funds.

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

Actively manage risk exposure

We have a dedicated risk management team that focuses on monitoring risks across all areas of our business.  Our Commercial Risk, Companies Risk, and Risk Divisions participate actively in the establishment of credit policies, approvals, monitoring, collections, and operational risk associated with our business.  Our Risk Committee meets on a weekly basis to review, approve or reject proposed loans.  We intend to continue to maintain what we believe to be conservative credit approval standards and reserve policies, enabling us to minimize the risk of ultimate loss.  As of December 31, 2008, we had allowances for loan losses of Ch$72,308 million, representing 1.46% of total loans, and charge-offs for 2008 of Ch$47,450 million, representing 1.1% of average loans for the period.

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

Ownership Structure

The following diagram shows our ownership structure as of June 12, 2009:

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

B.            BUSINESS OVERVIEW

Principal Business Activities

We provide a broad range of commercial and retail banking services to our customers.  In addition, we provide financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through our subsidiaries.  The following chart sets forth our principal lines of business:

(1)                                  Also see “Item 5. Operating and Financial Review and Prospects—Operating Results” for a financial summary of our lines of business as of December 31, 2006, 2007 and 2008.

The following table provides information on the composition of our loan portfolio and other revenue-producing assets as of December 31, 2007 and 2008:

	As of December 31,
Loan/Asset Category	2007	2008	Variation	Variation (%)
	(in millions of constant Ch$ as of December 31, 2008)
Loans and receivables to customers
Commercial loans
General commercial loans	2,387,858	2,806,612	418,754	17.5%
Foreign trade loans	305,033	459,304	154,271	50.6
Lines of credit and overdrafts	38,077	84,010	45,933	120.6
Leasing contracts	279,452	324,886	45,434	16.3
Factored receivables	99,255	53,169	(46,086)	(46.4)
Other outstanding loans	508	1,491	982	193.3
Subtotal commercial loans	3,110,183	3,729.472	619,288	19.9

Mortgage loans	599,204	685,645	86,441	14.4

Consumer loans	571,092	490,421	(80,671)	(14.1)
Past due loans
Commercial loans	19,734	27,524	7,790	39.5
Residential mortgage loans	2,807	5,978	3,171	112.9
Consumer loans	2,999	5,143	2,144	71.5
Total past due loans	25,540	38,645	13,105	51.3

Loans and receivables to banks	90,203	37,696	(52,507)	(58.2)
Total loans(1)	4,396,222	4,981,879	585,657	14.8%

(1)                                  All of the above categories except mortgage loans, past due loans and contingent loans are combined into “Loans” as described in “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

Commercial Banking

In October 2006, commercial banking was reorganized to provide a more specialized service to our commercial clients.  The former Enterprise Division was renamed and separated into two business areas: Large Companies and Corporate Division, and Companies Division.  As of December 31, 2007 and 2008, our total average wholesale loans outstanding for our Large Companies and Corporate Division and Companies Division, not including contingent credits, amounted to Ch$1,945,203 million or 44.4% of total loans (a year-on-year increase of 25.6%) and Ch$1,052,074 million or 24.0% of total loans (a year-on-year increase of 11.1%), respectively.

Large Companies and Corporate Division.  This division serves businesses with annual sales in excess of US$30 million. Our Large Companies business area offers clients a broad range of services tailored to fit their specific needs.  These services include deposit-taking and lending in both pesos and foreign currencies, trade financing, general commercial loans, working capital loans, letters of credit, interest and exchange rate insurance and cash flow management, among others.  Our Corporate business area is focused on offering its clients a broad range of products, including working capital loans, credit lines, financial services, special advisory services, trade finance, syndicated loans and currency forwards.  As of December 31, 2008, we had over 830 Large Companies and Corporate banking customers.

Companies Division.  Our Companies Division provides services to businesses with annual sales of less than US$30 million in Santiago and no set limit throughout the rest of Chile.  This area also serves small and medium-sized businesses and our factoring and leasing clients.  Greater detail of each of these business areas is provided in the paragraphs found below.

This division offers our customers a broad range of financial products, including general commercial loans, working capital loans, trade finance, on-lending of financing originated by CORFO, overdraft credit lines, letters of credit, and mortgage loans.  We believe that the close relationships we have developed with our small and medium-sized business customers over the years provide us with a significant competitive advantage in this business area.  As of December 31, 2008, we had over 6,900 Companies customers.

Our leasing business area consists of providing leasing services relating to commercial real estate, vehicles, machinery and other items to our customers.  As of December 31, 2008, we had a total outstanding balance under the lease contracts in our leasing area of Ch$325,144 million, comprising 6.6% of our total loan portfolio (excluding interbank and contingent loans).

Our factoring business area consists of purchasing outstanding recourse debt portfolios, such as bills, notes or contracts, advancing a payment representing the future cash flows from such assets, and then performing the related collection function.  As of

December 31, 2008, we had total factoring loans outstanding of Ch$54,203 million, representing 1.1% of our overall loan portfolio (excluding interbank and contingent loans).

Retail Banking

Our retail banking strategy is to focus on meeting the financial services needs of individuals in Chile, which traditionally have had relatively low levels of interaction with banks and other financial service institutions and, accordingly, represent a significant prospect for future growth for us.  Our retail banking divisions serve retail customers across all income levels.  In 2008, the retail banking area was reorganized into two divisions: Traditional and Private Banking and Lower Income Retail Banking (Banco Condell), which offers products to lower income individuals.

Traditional and Private Banking.  Our traditional retail banking division is mainly oriented toward individuals with medium income levels (at least Ch$0.6 million per month in the metropolitan area and Ch$0.45 million per month throughout the rest of the country), to whom we offer products such as checking accounts, credit lines, credit and debit cards, automotive financing, mortgage loans, insurance banking and time deposits, among others.  Our traditional banking services are marketed and operated under the CorpBanca brand name.  As of December 31, 2008, our retail banking division managed loans with an annual average balance of Ch$1,101,849 million or 25.1% of total loans (a year-on-year increase of 33.3%).

We also provide time deposits and savings accounts in pesos, Euros, UF and U.S. dollars, with a minimum term of 7 days and no minimum amount for foreign-currency accounts.  We also offer traditional savings accounts with funds available for immediate withdrawal, including certain specialized accounts such as a home savings account.

In 2002 we began to provide our “CorpBanca Privada” private banking services to high income and high net-worth individuals on an invitation-only basis.  In the fourth quarter of 2007, we developed Corp Planes, a specialized sales force that seeks out these high net-worth individuals (previously outsourced).  Each client under the “CorpBanca Privada” program is provided with a liaison officer who oversees the client’s entire relationship with us across all product lines.  As of December 31, 2008, we had 4,380 “CorpBanca Privada” clients, an increase of 14.0% as compared to December 31, 2007.  We offer the following products and services, among others, to our banking customers:

Checking and Deposit Accounts.  Our main checking account product is our “Integral” checking account, through which customers are provided with a package of services including ATM cards, a credit line, Visa, MasterCard, American Express credit card with credit levels established pursuant to the creditworthiness of the individual, fraud insurance and access to internet and telephone banking.  As of December 31, 2008 we had approximately 68,200 retail checking accounts, an increase of 15.6% as compared to December 31, 2007.  Additionally, this growth in retail checking accounts has not reduced the average balance per account which remained relatively flat at Ch$1 million and in line with industry standards.  In addition, this demonstrates our strategy to grow profitably by not sacrificing our risk policies in order to obtain more clients.

Credit and Debit Cards.  We issue Visa, MasterCard and American Express credit cards to our individual clients.  In addition to traditional cards, we offer cards issued under certain specialized customer loyalty programs and tailor our marketing of credit card services to different groups based on personal income.  Annual fees are charged to those customers who do not hold “Integral” accounts with us.  As of December 31, 2008, we had approximately 246,000 credit cards issued under the brand name CorpBanca, an increase of 9.4% as compared to December 31, 2007.  Our promotions such as discounts on gasoline purchases has allowed us to excel in sales as well as usage-rates of this product.  During the fourth quarter of 2008, the usage-rate for our cards was above the market standard at 46.4% while the industry’s average was 36.5%.

We believe that, in addition to the other banks that operate in Chile, our main competitors in the credit card business are department stores and other non-banking businesses involved in the issuance of credit cards.

We also offer debit cards, which can be used for banking transactions at ATMs operating on the Redbanc network, as well as at retailers associated with the Redcompra program.  Under this agreement we have access to over 7,000 ATMs (including BancoEstado ATMs) in Chile.

Mortgage Loans.  We offer two types of mortgages: residential mortgages for the purchase of new and existing homes (including refinancing of existing residential mortgages) and other mortgages, which are loans for other purposes secured by real property owned by the customer.  Our UF-denominated mortgage loans generally have maturities between five and 30 years.  During 2007, we were the first bank to offer mortgage loans denominated in pesos with maturities between 5 and 12 years.  However, we no offer mortgage loans denominated in pesos as there was low demand for this product.  In order to reduce our exposure to interest rate fluctuations and inflation with respect to our residential mortgage UF-denominated portfolio, a portion of  these mortgages are funded through the issuance of mortgage finance bonds in the Chilean financial market, which bear a real market rate of interest plus a fixed spread over the rate of variation of the UF.  Chilean banking regulations limit the amount of a residential mortgage loan that may be financed with a mortgage finance bond to 75% of the lesser of (a) the purchase price of the property securing the loan and (b) the appraised value of such property.  However, we also offer our customers Mutuos Hipotecarios, a mortgage-lending product differing from the traditional financing of mortgage loans with mortgage finance bonds.  Mutuos Hipotecarios are financed with our general funds, particularly through the issuance of long-term subordinated bonds.  This benefits our customers by providing a mortgage-lending product that offers the opportunity to finance up to 100% of the lesser of (a) the purchase price of the property securing the loan and (b) the appraised value of such property, as opposed to the 75% that a standard mortgage would allow.  In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after-tax monthly income.

We continue to increase our marketing efforts relating to our mortgage services.  Our market penetration for mortgage products has historically been lower than our overall Chilean market share for all banking products, which as of December 31, 2008 was 4.2% (on a consolidated basis).  Historically this disparity has been due to the relatively high and non-competitive rates on our mortgage products.  However, our strategy and recent results have made it possible for us to decrease our financing costs throughout time and, therefore, offer more competitive rates and terms.  Accordingly, our market share of mortgage products has grown from 3.2%, 3.9% and 4.2% as of December 31, 2006, 2007 and 2008, respectively.  We intend to continue to grow in this market.

Consumer Loans.  We offer personal consumer loans for a variety of purposes, including personal loans (with automatic payments deducted from a checking or credit card account and with mandatory life, home and/or unemployment insurance); automotive financing and university and post-graduate education loans (with mandatory life insurance).  Our consumer loans are generally installment loans denominated in pesos or UF, bear interest at fixed or variable rates and typically have maturities up to 5 years with the exception of university and post-graduate education loans, which have maturities up to 10 years.  However, in addition, we offer consumer loans to employees of our corporate clients which have maturities of up to 42 months.

Lower Income Retail Banking (Banco Condell).  In 2006, we re-branded our lower income retail banking business under the new name Banco Condell (formerly Bancondell). The importance of the re-branding is that we now offer these customers a wider variety of products.  Under the “Banco Condell” brand, we offer, among others, consumer lending, credit card services, mortgage loans, insurance, and time deposits to the traditionally underserved low-to-middle income segments of the Chilean population.  Banco Condell represents a distinct delivery channel for our products and it maintains a separate brand identity and branch network.  In this segment we compete with the consumer divisions of other banks as well as certain consumer credit providers, including department stores.  As of December 31, 2008, our Banco Condell division managed loans with an annual average balance of Ch$272,065 million or 6.2% of total loans.

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

Consumer Loans.  We offer personal loans under the Banco Condell brand, including personal debt consolidation loans.  These loans are generally denominated in pesos, repayable through equal monthly installments and typically have maturities up to 5 years.  Life and unemployment insurance are mandatory in connection with these loans.

Credit Cards.  Under the Banco Condell brand, we provide Visa and MasterCard credit cards, which require the payment of an annual fee.  However, this fee is waived if the card has transactions such as cash advances or purchases on a monthly basis.  As of December 31, 2008, we had approximately 35,000 credit cards issued under the brand name Banco Condell..  We believe that, in addition to the other banks that operate in Chile, our main competitors in the credit card business are department stores and other non-banking businesses involved in the issuance of credit cards.

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

The International area manages all international foreign-currency denominated loans, with the exception of those loans that are guaranteed by a Chilean company or individual.  In addition, through a specialized team, this area manages most of the foreign currency operations of our clients.  As of December 31, 2008, we had the equivalent of US$27 million in foreign currency-denominated loans outstanding granted to third parties outside of Chile.  This area is also responsible for obtaining foreign currency-denominated credit lines from financial institutions outside Chile.  As of December 31, 2008, we had the equivalent of US$1.380 million in credit lines available to us from approximately 50 financial institutions located in the United States, Canada, Germany, England, Austria, France, Italy, Netherlands, Japan, Australia and other countries, a 9.3% increase over the amount available under credit lines from international sources available as of December 31, 2007.

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

The following table sets forth certain financial information with respect to our financial services subsidiaries as of December 31, 2007 and 2008, in millions of pesos.  Amounts relating to inter-company transactions have not been removed for purposes of this table.

	As of and for the year ended December 31, 2007						As of and for the year ended December 31, 2008
	Assets		Shareholder’s Equity		Net Income		Assets		Shareholder’s Equity		Net Income
	(in millions of Ch$ as of December 31, 2008)
CorpCapital division:
Securities Brokerage Services	Ch$	218,038	Ch$	23,786	Ch$	2,141	Ch$	131,900	Ch$	23,895	Ch$	2,004
Mutual Fund Management	8,088		6,948		2,832		3,824		1,904		1,323
Financial Advisory Services	688		562		377		962		186		625

Other subsidiaries:
Insurance Brokerage	5,460		4,819		4,691		4,820		205		4,338
Legal Banking Services	548		235		120		583		235		201

CorpCapital.  This division is the investment arm of CorpBanca which provides investment solutions to a wide range of clients, including security, mutual funding management, wealth management and research services.  As of December 31, 2008, we are leaders in the Chilean FX market, top five in mutual fund management (non-money market) and the seventh largest brokerage house in Chile.  The following banking subsidiaries comprise the CorpCapital division:

Securities Brokerage Services.  Our subsidiary CorpCapital Corredores de Bolsa S.A., or CCB, is a member of the Santiago Stock Exchange and is registered with the Chilean Superintendency of Securities and Insurance as a securities broker.  CCB’s primary activities are providing broker services in equities and fixed income securities, foreign currency exchange trading and proprietary trading.  CCB’s net income was Ch$2,141 million and Ch$2,004 million for 2007 and 2008, respectively.  CCB had assets under custody of Ch$184.779 million as of December 31, 2007 and Ch$240,467 million as of December 31, 2008.  In 2008, CCB’s operating income increased by Ch$1.421 million, or 21.4%, as compared to the prior year.  This was mainly the result of increases in our net fee income which increased by Ch$704 million, or 25.6%, and an increase of Ch$2.538 million in foreign exchange gains.

Mutual Fund Management.  We incorporated CorpCapital Administradora General de Fondos S.A., or CAGF, to complement banking services offered to individual and corporate clients.  CAGF’s current function is to manage mutual fund assets for its clients in fixed and variable income instruments in both the local and foreign markets.  For the years ended December 31, 2007 and 2008, CAGF had net income of Ch$2,832 million and Ch$1,323 million, respectively.  CAGF had total assets of Ch$8,028 million as of December 31, 2007 and Ch$3,824 million as of December 31, 2008.  As of December 31, 2008, CAGF managed 24 mutual funds including fixed income funds, an increase of 33% over last year, and total assets under management amounting to Ch$260,102 million, a decrease of 27% (nominal) as compared to December 31, 2007.  This decrease is due to the volatility experienced in the global financial markets during 2008.  In order to grow our CAGF business, we intend to continue to offer new types of mutual funds tailored to our clients’ needs.

Financial Advisory Services.  CorpCapital Asesorías Financieras S.A., or CAF, provides a broad range of financial advisory services to a variety of corporations and government agencies, including those services related to debt restructurings, bilateral grants, mergers and acquisitions, privatizations and company valuations.  For the years ended December 31, 2007 and 2008, CAF had net income of Ch$377 million and Ch$625 million, respectively. CAF had total assets of Ch$688 million as of December 31, 2007 and Ch$962 million as of December 31, 2008.

Other Subsidiaries.  Other subsidiaries not administered by the CorpCapital division include our insurance brokerage area and legal advisory services as detailed below:

Insurance Brokerage.  In accordance with our strategy of expanding the breadth of financial services that we offer, our subsidiary CorpBanca Corredores de Seguros S.A., or CCS, offers a full line of insurance products.  Many of these products complement the various banking and loan services that we provide, such as unemployment and life insurance in connection with personal loans and insurance in connection with mortgage lending.  Through CCS we also provide non credit-related insurance to existing clients and the general public.  For the years ended December 31, 2007 and 2008, CCS had net income of Ch$4,691 million and Ch$4,338 million, respectively. CCS had total assets of Ch$5,460 million as of December 31, 2007 and Ch$4,820 as of December 31, 2008.

Legal Advisory Services.  The Chilean Superintendency of Banks granted us authorization for the creation of our subsidiary CorpLegal S.A., or CorpLegal, on January 26, 2007.  CorpLegal exclusively addresses legal advisory services related to our business.

New York Branch

On October 22 and 24, 2008, the U.S. Federal Reserve Board and the U.S. Office of the Comptroller of the Currency (OCC) respectively granted us authorization to establish a federal branch in the city of New York in the United States.  The following is a brief description of our target markets, lines of business, competition and structure for the branch office in the city of New York.

Operations and Services Market.  We will offer a wide range of credit operations and services to retail customers and large and medium-sized companies.  Operating with a foreign bank or foreign branch of a Chilean bank is especially attractive to clients abroad as it provides a sense of proximity and it allows us to accompany our customers as they operate abroad, responding to their needs and improving our services.  Our target market consists of retail customers with sophisticated financial needs, medium and large Chilean companies active in foreign trade, Latin American companies, and Chilean and Latin American banks without foreign branch offices (correspondent banks), among others.

Lines of Business. Our branch office will develop a wide range of services such as confirming and financing letters of credit and financing exports.  Another important service will be the provision of syndicated project financing, together with other international institutions, to finance a variety of investment projects.  From a financial investment perspective, our New York branch will make it possible to trade instruments from different issuers with a wide range of risks and returns.  The branch will also have a private banking unit to provide current accounts and other associated services.

Competition. We will complement our operating structure by providing additional international services to our customers. This will allow us to compete with other banks in Chile that presently have branches or related companies abroad.  We also plan to generate business with other major international banks which do not have branches in Chile.

Structure.  The New York branch will be managed by a general manager and will be organized into six different divisions.  Each division will be run by a vice president that reports directly to the respective division manager at the Bank in Chile.  These divisions are: Compliance, Financial Reporting, Operations and Technology, Commercial, Risk and Treasury.  We will periodically analyze and issue reports on the branch’s performance.  We will examine aspects such as internal controls; IT systems with respect to business management and decision-making, risk follow-up, private classification of risks and contingency scenarios based on credit risk and overall credit process management; financial risk management and treasury operations; operational and technological risk management; and strategic planning processes.  Supervision and control over these matters will be led by our upper management through our Board of Directors.  The New York branch will also have an internal auditor that will report directly to the Office of the Comptroller in Chile.

Distribution Channels, Electronic Banking and Technology

Our distribution network provides integrated financial services and products to our customers through several diverse channels, including ATMs, branches, internet banking, and telephone banking.  As of December 31, 2008, we operated 109 branch offices in Chile, which includes 54 branches operating as CorpBanca, 55 branches operating as Banco Condell, our consumer finance division.  In addition, as of December 31, 2008, we owned and operated 205 ATMs in Chile, and our customers have access to over 7,000 ATMs (including BancoEstado ATMs) in Chile through our agreement with Redbanc S.A., or Redbanc.  We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients.  Our branch system serves as the main distribution network for our full range of products and services.

We offer internet banking to our customers 24 hours a day through our password-protected internet site, www.bancocorpbanca.cl.  Our internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments.  As of December 31, 2008, we had over 55,000 customers with activated internet passwords, allowing them to access our internet banking services.  We are a member of the Sociedad Interbancaria de Transferencias Electrónicas S.A., an organization that facilitates electronic banking transactions on behalf of our customers as well as other Chilean banks.  We also provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

We have developed a specialized internet-based service designed to facilitate and optimize the financial management of our commercial customers.  This service, which we market under the name “Cash Management,” includes services such as payroll support and payments to suppliers.

We have entered into several service and lease agreements with IBM de Chile S.A.C., which provides us with the computer hardware and network build-out that we use in our headquarters and branch offices.  We have entered into a software consulting and development agreement with Datapro, Inc., which provides consulting and development for the IBS.

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors.  The most significant sector, commercial banking, includes a number of privately-owned banks and one public sector bank, BancoEstado (which operates within the same legal and regulatory framework as the private sector banks).  The private sector banks include those that are Chilean-owned, i.e., controlled by a Chilean entity, as well as a number of foreign-owned banks which are operated in Chile but controlled by a foreign entity.  The Chilean banking system is comprised of 24 private sector banks and one public sector bank.  Three private sector banks along with the state-owned bank together accounted for 66.8% of all outstanding loans by Chilean financial institutions as of December 31, 2008:  Banco Santander Santiago (20.8%), Banco de Chile (19.4%), BCI (13.3%) and BancoEstado (controlled by the Chilean government) (13.3%).  All market share statistics in this paragraph are presented according to the Chilean Superintendency of Banks on a consolidated basis and do not include interbank and contingent loans.

We believe that our principal competitors are BCI, BBVA, and Scotiabank Sudamericano, but we also face competition from larger banks such as Banco de Chile and Banco Santander Santiago, among others.

The Chilean banking system has experienced a consolidation process in recent years with mergers and acquisitions of banking entities in line with a global trend.  Currently, the largest Chilean bank is Banco Santander Santiago.  In April 1996, Banco Santander acquired control of Banco Osorno y La Union, merging their operations.  In January 1997, Banco Santiago and Banco O’Higgins merged into one entity.  Also in 1997, Banco Santander absorbed the operations of Financiera Fusa.  In 1999, following the international merger of Banco Santander de España and Banco Central Hispano, Banco Santander Central Hispano acquired control of Santander-Chile and Banco Santiago.  During April 2002, the Chilean Superintendency of Banks authorized Banco Santander Central Hispano to increase its participation in Banco Santiago by way of acquisition of 35.45% of the shares of the latter owned by Banco Central de Chile.  In May 2002, the Chilean Superintendency of Banks authorized Santander-Chile and Banco Santiago to merge.  This merger enabled these banks to become the largest financial institution in Chile in terms of loans outstanding.

In September 1998, Banco Bilbao Viscaya (BBV) de España, subscribed a capital increase of Bank Bhif, thus controlling 55% of the bank.  In 1998, we acquired the assets of Corfinsa, which pertained to the consumer loan division of Banco Sudamericano, and then acquired the Financiera Condell S.A., a finance company.  In 1999, Citibank acquired Atlas financial company.  In July 1999, Bank of Nova Scotia acquired control of Banco Sudamericano, by increasing its interest from 28.0% to 60.6%, and in late 2001 changed its name to Scotiabank Sudamericano.  In early 2001, the Luksic group (which controlled Banco Edwards since 1999) acquired control of Banco de Chile, merging both banks in January 2002.  In January 2004, Banco de Crédito e Inversiones acquired 99.9% of Banco Conosur. In early 2007, Itaú Holding Financiera S.A. acquired 100% of BankBoston Chile and authorized the sale of Banco Internacional to Inversiones del Rosario S.A..  Also in 2007, Rabobank was authorized to purchase HNS Banco and Scotiabank Sudamericano was authorized to acquire 100% of Banco Desarrollo.  In January 2008, Banco de Chile and Citibank Chile were  authorized to merge operations and in April 2008, Royal Bank of Scotland was granted authorization to acquire 100% of ABN AMRO Bank Chile.

In recent years, several applications for banking licenses have been filed before the Chilean Superintendency of Banks.  In 2000, Deutsche Bank initiated operations in Chile.  During 2001, the Chilean Superintendency of Banks authorized the formation of Banco HNS, which is oriented to small and medium sized businesses through leasing and factoring financing.  In the same year, the Chilean Superintendency of Banks authorized the creation of Banco Monex, which is also oriented to small and medium sized businesses through trade finance, exchange transactions and financial derivatives.  In 2001, Falabella, a Chilean department store, received authorization to commence its banking operations, which are primarily linked to its consumer credit business.  In May 2002, Banco Ripley initiated operations of consumer loans to mid to low-income individuals.  In September 2002, Financiera Conosur filed an application with the Chilean Superintendency of Banks to request its corporate conversion into a bank, which took place in 2003.  In July 2003, Banco Paris, linked to the Almacenes Paris department store, was authorized to initiate operations.  In 2004, Grupo Penta, linked to former shareholders of Banco de Chile, received a banking license for a new bank named “Banco Penta”, which has been operating ever since.  It is expected that the trend to create niche banks will continue.  In addition, the Chilean Superintendency of Banks authorized HSBC Bank Chile to convert its branch into a subsidiary bank.  In May 2008, DnB NOR Bank from Norway requested authorization from the Chilean Superintendency of Banks to open a banking branch and in January 2009 was granted permission.

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

Loans

As of December 31, 2008, our gross loan portfolio (excluding interbank loans and contingent loans) was Ch$4,944,183 million (approximately US$7,756 million) and Ch$5,303,015 million including contingent loans (approximately US$8,319 million). This placed us as the fifth largest financial institution among private Chilean banks and sixth place among all banks operating in Chile.  Our gross loan portfolio (excluding interbank loans and contingent credits) represented 7.0% of the market for loans in the Chilean financial system (comprising all commercial banks) as of such date.  During the period 2004 to 2008, the compounded annual growth rate of our loan portfolio excluding contingent loans in real terms was 15.7% as compared to an increase of 13.2% in the average market loan portfolio.

The following table sets forth the aggregate outstanding loans for us and the five other private sector banks with the largest market shares in Chile as of December 31 in each of the last three years:

	Bank Loans(1)
	As of December 31,
	2006(2)		2007(2)		2008(3)
Banco Santander Santiago	Ch$	12,380,545	Ch$	13,291,341	Ch$	14,604,840
Banco de Chile(4)	9,906,818		11,380,781		13,649,005
Banco de Crédito e Inversiones (BCI)	6,952,313		7,802,055		9,340,574
BBVA	4,480,936		5,240,737		5,262,417
CorpBanca	3,544,395		4,350,372		4,944,183
Scotiabank Sudamericano(5)	3,659,891		4,236,347		4,629,241
Others	15,089,684		16,981,138		17,820,879
Total	Ch$	56,014,582	Ch$	63,282,771	Ch$	70,251,139

Source:  Chilean Superintendency of Banks.

(1)           All amounts stated in this table are in millions of constant Ch$ as of December 31, 2008.

(2)           The information presented in 2006 and 2007 is based on unconsolidated information and excludes interbank and contingent credits.

(3)           The information presented in 2008 is based on consolidated information and excludes interbank and contingent credits.

(4)           Includes Citibank Chile. Banco de Chile and Citibank Chile merged operations in January 2008.

(5)           Includes Banco Desarrollo. Scotiabank Sudamericano purchased Banco Desarrollo in 2007.

Deposits

We had consolidated deposits of Ch$3,708,644 million (approximately US$5,818 million) as of December 31, 2008, which consisted of our current accounts, bankers’ drafts, savings accounts, time deposits and other commitments.  Our market share of 6.1% for deposits and other obligations as of such date ranks us in fifth place among private sector banks in Chile.

The following table sets forth the aggregate deposits for us and the five other private sector banks with the largest market share as of December 31 in each of the last three years:

	Bank Deposits and Other Obligations (1)
	As of December 31,
	2006(2)		2007(2)		2008(3)
Banco Santander Santiago	Ch$	11,157,611	Ch$	11,828,948	Ch$	12,706,023
Banco de Chile(4)	10,208,274		10,925,448		11,479,851
Banco de Crédito e Inversiones (BCI)	6,366,937		6,871,887		8,094,809
BBVA	4,066,509		4,505,328		4,500,082
CorpBanca	2,311,729		3,008,393		3,708,644
Scotiabank Sudamericano(5)	2,584,650		3,071,466		2,875,837
Others	13,842,735		15,286,073		17,739,146
Total	Ch$	50,538,445	Ch$	55,497,543	Ch$	61,104,392

Source:  Chilean Superintendency of Banks.

(1)           All amounts stated in this table are in millions of constant Ch$ as of December 31, 2008 and include deposits in current accounts, bankers’ drafts, savings accounts, and other interest-bearing and non-interest bearing deposits.

(2)           The information presented in 2006 and 2007 is based on unconsolidated information.

(3)           The information presented in 2008 is based on consolidated information.

(4)           Includes Citibank. Banco de Chile and Citibank Chile merged operations in January 2008.

(5)           Includes Banco Desarrollo. Scotiabank Sudamericano purchased Banco Desarrollo in 2007.

Shareholders’ Equity

With Ch$455,152 million (approximately US$714 million) in shareholders’ equity (excluding net income), we were the fourth largest commercial bank in Chile by this measure as of December 31, 2008.

The following table sets forth the level of shareholders’ equity for us and the five largest private sector banks in Chile (measured by shareholders’ equity) as of December 31 in each of the last three years:

	Shareholders’ Equity (excluding net income)(1)
	As of December 31,
	2006(2)		2007(2)		2008(3)
Banco Santander Santiago	Ch$	1,122,518	Ch$	1,229,911	Ch$	1,348,342
Banco de Chile(4)	1,078,880		1,207,252		1,216,008
Banco de Crédito e Inversiones (BCI)	546,718		619,161		684,007
Scotiabank Sudamericano(5)	350,445		965,592		787,536
CorpBanca	460,987		472,218		455,152
BBVA	312,168		364,720		420,914
Others	1,748,332		1,646,585		2,015,521
Total	Ch$	5,620,048	Ch$	6,505,439	Ch$	6,927,480

Source:  Chilean Superintendency of Banks.

(1)           All amounts stated in this table are in millions of constant Ch$ as of December 31, 2008.

(2)           The information presented in 2006 and 2007 is based on unconsolidated information excluding net income.

(3)           The information presented in 2008 is based on consolidated information and excludes accrual for minimum dividends, net income for the year and minority interest.

(4)           Includes Citibank Chile. Banco de Chile and Citibank Chile merged operations in January 2008.

(5)           Includes Banco Desarrollo. Scotiabank Sudamericano purchased Banco Desarrollo in 2007.

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

Deposit Insurance

In Chile, the government guarantees up to 90.0% of the principal amount of certain time and demand deposits held by natural persons in the Chilean banking system.  The government guarantee covers those obligations with a maximum value of UF 120 per person (Ch$2,574,308 or US$4,039 as of December 31, 2008) per calendar year.

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

Minimum Capital

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$17,162 million or US$26,923 million as of December 31, 2008).  However, a bank may begin its operations with 50.0% of such amount, provided that it has a total capital ratio (defined as effective equity as a percentage of risk weighted assets) of not less than 12.0%.  When such a bank’s paid-in capital reaches UF600,000 (Ch$12,871 million or US$20,193 million as of December 31, 2008) the total capital ratio required is reduced to 10.0%.

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

We began provisioning in accordance with current regulations as of January 1, 2004.  For further information, see “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Current Regulations Relating To Classification of Banks and Loans; Allowances for Loan Losses.”

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

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our financial statements as well as “Item 5. Operating and Financial Review and Prospects.”  Pursuant to Chilean GAAP, unless otherwise indicated, financial data in the following tables as of December 31, 2004, 2005, 2006, 2007 and 2008 has been expressed in constant pesos as of December 31, 2008.  The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s CPI.

As previously stated in “Item 3.  Key Information—Selected Financial Data” and note 2 to our consolidated financial statements, the Chilean Superintendency of Banks requires reclassifications in certain presentation and disclosure requirements as first steps towards convergence with IFRS to be applied as of January 1, 2008.  As a result, the information as of and for the years ended December 31, 2007 and 2006 contained in our consolidated financial statements for the year ended December 31, 2008 is presented on the same basis as the information as of and for the year ended December 31, 2008.  The selected consolidated financial information included herein as of and for the year ended December 31, 2008, together with the selected consolidated financial information for the years ended December 31, 2004, 2005, 2006 and 2007, is derived from, and presented on the same basis as, our consolidated financial statements and should be read together with the consolidated financial statements.  Since our consolidated financial statements, including the selected consolidated information included herein, have been prepared using these reclassifications, they are not comparable with the audited consolidated financial statements included in previous annual reports filed on Form 20-F.  Readers should exercise caution in determining trends based on prior annual reports.  See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates—Transition to the Compendium of Accounting Standards of the Chilean Superintendency of Banks” and note 2 to our audited consolidated financial statements included herein for a description of the reclassifications and convergence to IFRS.

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
1 + 0.12

In the example, since the inflation rate was higher than the devaluation rate, the real rate is lower than the nominal rate in dollars.  If, for example, the annual devaluation rate were 15.0%, using the same numbers, the real rate in pesos would be 12.9%, which is higher than the nominal rate in U.S. dollars.  Using the initial example, if the annual inflation rate were greater than 15.5%, the real rate would be negative.

Interest and average balances have been calculated by taking into consideration the following:

•                  Foreign exchange gains or losses on foreign currency denominated assets and liabilities have not been included in interest revenue or expense.

•                  Interest on financial investments does not include trading gains or losses on these investments.

•                  Past due loans only include the payments that are 90 or more days overdue, and do not include the portion of such loan that is not overdue (principal amount) or those payments which are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.  This practice differs from that normally followed in the United States where the amount classified as past due would include the total principal, payments and interest on all loans which have any portion overdue.

•                  Penalty interest is not recognized on past due payments (loans with more than one payment) or past due loans (one payment).

•                  The interest earned from past due loans is only the proportion of interest earned on each of these payments. We do not accrue penalty interest on these payments.

•                  Loans that are not yet 90 days or more overdue have been included in each of the various categories of loans, and affect the various averages.

•                  Non-performing commercial loans (those loans which do not accrue interest) consist of loans included in Categories C4, D1 and D2  and loans (or portions thereof) that are overdue.

•                  Included in loans and receivables to banks are interbank deposits maintained in the Central Bank and foreign banks.  Such assets have a distorting effect on the average interest rate earned on total interest-earning assets because currently balances maintained in peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes.  Additionally, this account includes interest earned by overnight investments.  Consequently, the average interest earned on such assets is comparatively low.  We maintain these deposits in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income.

•                  The monetary gain or loss on interest-earning assets and interest bearing liabilities is not included as a component of interest revenue or interest expense because inflation effects are taken into account in the calculation of real interest rates.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal rates and rates for our assets and liabilities for the years ended December 31, 2006, 2007 and 2008:

	Year ended December 31,
	2006						2007						2008
					Average	Average					Average	Average					Average	Average
	Average		Interest		Nominal	Real	Average		Interest		Nominal	Real	Average		Interest		Nominal	Real
	Balance		Earned		Rate	Rate	Balance		Earned		Rate	Rate	Balance		Earned		Rate	Rate
	(in millions of constant Ch$ as of December 31, 2008 except for percentages)
ASSETS
INTEREST EARNING ASSETS
Loans and receivables to banks
Ch$	Ch$	62,232	Ch$	256	0.4%	(2.1)%	Ch$	47,992	Ch$	1,179	2.5%	(5.0)%	Ch$	44,903	Ch$	713	1.6%	(5.1)%
UF	—		—		—	—	—		—		—	—	—		—		—	—
Foreign currency	11,315		368		3.3	4.2	18,402		54		0.3	(12.9)	16,015		610		3.8	24.1
Total	73,547		624		0.8	(1.2)	66,394		1,233		1.9	(7.2)	60,918		1,323		2.2	2.5
Financial investments
Ch$	105,122		9,461		9.0	6.2	93,938		8,890		9.5	1.5	124,359		14,971		12.0	4.6
UF	75,978		4,642		6.1	3.4	119,498		6,270		5.2	(2.4)	199,198		23,156		11.6	4.2
Foreign currency	47,926		3,749		7.8	8.8	22,146		1,396		6.3	(7.7)	17,515		583		3.3	23.5
Total	229,026		17,852		7.8	5.8	235,582		16,556		7.0	(1.3)	341,072		38,710		11.3	5.4
Loans
Ch$	1,428,189		123,658		8.7	5.9	1,655,139		176,068		10.6	2.6	1,965,052		226,798		11.5	4.1
UF	1,062,565		92,744		8.7	6.0	1,166,252		124,283		10.7	2.7	1,253,759		143,930		11.5	4.1
Foreign currency	401,093		21,402		5.3	6.3	405,240		44,880		11.1	(3.6)	532,462		65,423		12.3	34.2
Total	2,891,847		237,804		8.2	6.0	3,226,631		345,231		10.7	1.9	3,751,273		436,151		11.6	8.4
Mortgage loans
Ch$	70		34		48.6	44.8	700		41		5.9	(1.8)	1,117		81		7.3	0.1
UF	178,136		33,948		19.1	16.0	390,512		48,459		12.4	4.3	601,559		79,032		13.1	5.6
Foreign currency	2,789		517		18.5	19.6	—		—		—	—	—		—		—	—
Total	180,995		34,499		19.1	16.1	391,212		48,500		12.4	4.3	602,676		79,113		13.1	5.6
Past due loans
Ch$	11,908		1,180		9.9	7.1	12,872		1,778		13.8	5.6	16,331		2,643		16.2	8.5
UF	12,096		1,196		9.9	7.1	11,484		1,605		14.0	5.7	9,930		1,586		16.0	8.3
Foreign currency	228		26		11.4	12.4	775		105		13.5	(1.4)	984		176		17.9	40.9
Total	24,232		2,402		9.9	7.2	25,131		3,488		13.9	5.4	27,245		4,405		16.2	9.6
Total interest earning assets
Ch$	1,607,521		134,589		8.4	5.6	1,810,641		187,956		10.4	2.4	2,151,762		245,206		11.4	4.0
UF	1,328,775		132,530		10.0	7.2	1,687,746		180,617		10.7	2.7	2,064,446		247,704		12.0	4.6
Foreign currency	463,351		26,062		5.6	6.6	446,563		46,435		10.4	(4.1)	566,976		66,792		11.8	33.6
Total	Ch$	3,399,647	Ch$	293,181	8.6%	6.4%	Ch$	3,944,950	Ch$	415,008	10.5%	1.8%	Ch$	4,783,184	Ch$	559,702	11.7%	7.8%

	Year ended December 31,
	2006						2007						2008
					Average	Average					Average	Average					Average	Average
	Average		Interest		Nominal	Real	Average		Interest		Nominal	Real	Average		Interest		Nominal	Real
	Balance		Earned		Rate	Rate	Balance		Earned		Rate	Rate	Balance		Earned		Rate	Rate
	(in millions of constant Ch$ as of December 31, 2008 except for percentages)
NON-INTEREST EARNING ASSETS
Cash
Ch$	Ch$	21,926			—	—	Ch$	43,387			—	—	Ch$	64,488			—	—
UF	—				—	—	—				—	—	—				—	—
Foreign currency	17,547				—	—	18,718				—	—	25,214				—	—
Total	39,473				—	—	62,105				—	—	89,702				—	—
Allowance for loan losses
Ch$	(52,647)				—	—	(56,293)				—	—	(61,825)				—	—
UF	—				—	—	—				—	—	—				—	—
Foreign currency	—				—	—	—				—	—	—				—	—
Total	(52,647)				—	—	(56,293)				—	—	(61,825)				—	—
Fixed assets (1)
Ch$	39,958				—	—	37,225				—	—	37,743				—	—
UF	—				—	—	—				—	—	—				—	—
Foreign currency	578				—	—	1,293				—	—	1,347				—	—
Total	40,536				—	—	38,518				—	—	39,090				—	—
Other assets
Ch$	393,524				—	—	269,523				—	—	273,219				—	—
UF	5,220				—	—	7,206				—	—	9,556				—	—
Foreign currency	197,364				—	—	58,675				—	—	60,035				—	—
Total	596,108				—	—	335,404				—	—	342,810				—	—
Total non-interest earning assets
Ch$	402,761				—	—	293,842				—	—	313,625				—	—
UF	5,220				—	—	7,206				—	—	9,556				—	—
Foreign currency	215,489				—	—	78,686				—	—	86,596				—	—
Total	623,470				—	—	379,734				—	—	409,777				—	—
Total Assets (2)
Ch$	2,010,282		134,589		—	—	2,104,483		187,956		—	—	2,465,387		245,206		—	—
UF	1,333,995		132,530		—	—	1,694,952		180,617		—	—	2,074,002		247,704		—	—
Foreign currency	678,840		26,062		—	—	525,249		46,435		—	—	653,572		66,792		—	—
Total Ch$	Ch$	4,023,117	Ch$	293,181	—	—	Ch$	4,324,684	Ch$	415,008	—	—	Ch$	5,192,961	Ch$	559,702	—	—

(1)                                  According to accounting regulations issued by the Chilean Superintendency of Banks, fixed assets consist of traditional fixed assets and investment in other companies.

(2)                                  Represents total of interest earning and non-interest earning assets.

	Year ended December 31,
	2006						2007						2008
					Average	Average					Average	Average					Average	Average
	Average		Interest		Nominal	Real	Average		Interest		Nominal	Real	Average		Interest		Nominal	Real
	Balance		Paid		Rate	Rate	Balance		Paid		Rate	Rate	Balance		Paid		Rate	Rate
	(in millions of constant Ch$ as of December 31, 2008 except for percentages)
LIABILITIES
INTEREST-BEARING LIABILITIES
Savings accounts
Ch$	Ch$	—	Ch$	—	—%	—%	Ch$	—	Ch$	—	—%	—%	Ch$	—	Ch$	—	—%	—%
UF	13,589		264		1.9	(0.6)	11,245		747		6.6	(1.1)	10,433		911		8.7	1.5
Foreign currency	—		—		—	—	—		—		—	—	—		—		—	—
Total			264		1.9	(0.6)	11,245		747		6.6	(1.1)	10,433		911		8.7	1.5
Time deposits
Ch$	1,496,721		79,384		5.3	2.6	1,753,638		100,774		5.7	(1.9)	2,099,163		152,286		7.3	0.1
UF	106,048		4,340		4.1	1.5	130,481		12,928		9.9	2.0	397,824		47,352		11.9	4.5
Foreign currency	205,124		9,985		4.9	5.8	265,349		13,762		5.2	(8.7)	379,617		16,428		4.3	24.7
Total	1,807,893		93,709		5.2	2.9	2,149,468		127,464		5.9	(2.5)	2,876,604		216,066		7.5	4.0
Central Bank borrowings
Ch$	1,528		64		4.2	1.5	13,284		711		5.4	(2.3)	39,128		3,217		8.2	1.0
UF	—		—		—	—	—		—		—	—	—		—		—	—
Foreign currency	9,473		481		5.1	6.0	—		—		—	—	—		—		—	—
Total	11,001		545		5.0	5.4	13,284		711		5.4	(2.3)	39,128		3,217		8.2	1.0
Repurchase agreements
Ch$	78,764		10,824		13.7	10.9	94,536		7,162		7.6	(0.2)	70,385		7,280		10.3	3.0
UF	3,188		432		13.6	10.7	5,229		1,119		21.4	12.6	10,083		3,513		35	25.9
Foreign currency	14,758		2,021		13.7	14.7	19,446		10		0.1	(13.1)	21,565		85		0.4	20.0
Total	96,710		13,277		13.7	11.4	119,211		8,291		7.0	(1.8)	102,033		10,878		10.7	8.9
Mortgage finance bonds
Ch$	179		7		3.9	1.3	285		9		3.2	(4.3)	240		6		2.5	(4.3)
UF	353,872		23,309		6.6	3.9	376,999		42,694		11.3	3.3	338,511		44,653		13.2	5.7
Foreign currency	—		—		—	—	—		—		—	—	—		—		—	—
Total	354,051		23,316		6.6	3.9	377,284		42,703		11.3	3.3	338,751		44,659		13.2	5.7
Other interest-bearing liabilities
Ch$	57,632		3,179		5.5	2.8	55,328		3,511		6.3	(1.3)	23,551		1,793		7.6	0.5
UF	275,695		16,781		6.1	3.4	329,012		38,526		11.7	3.6	412,034		56,324		13.7	6.1
Foreign currency	234,837		11,255		4.8	5.7	268,237		13,859		5.2	(8.7)	332,786		12,870		3.9	24.1
Total	568,164		31,215		5.5	4.3	652,577		55,896		8.6	(1.9)	768,371		70,987		9.2	13.8
Total interest-bearing liabilities
Ch$	1,634,824		93,458		5.7	3.0	1,917,071		112,167		5.9	(1.8)	2,232,467		164,582		7.4	0.3
UF	752,392		45,126		6.0	3.3	852,966		96,014		11.3	3.2	1,168,885		152,753		13.1	5.6
Foreign currency	464,192		23,742		5.1	6.0	553,032		27,631		5.0	(8.8)	733,968		29,383		4.0	24.3
Total	Ch$	2,851,408	Ch$	162,326	5.7%	3.6%	Ch$	3,323,069	Ch$	235,812	7.1%	(1.7)%	Ch$	4,135,320	Ch$	346,718	8.4%	6.0%

	Year ended December 31,
	2006					2007					2008
				Average	Average				Average	Average				Average	Average
	Average		Interest	Nominal	Real	Average		Interest	Nominal	Real	Average		Interest	Nominal	Real
	Balance		Paid	Rate	Rate	Balance		Paid	Rate	Rate	Balance		Paid	Rate	Rate
	(in millions of constant Ch$ as of December 31, 2008 except for percentages)
NON-INTEREST BEARING LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-interest-bearing demand deposits
Ch$	Ch$	243,064	—	—%	—%	Ch$	310,831	—	—%	—%	Ch$	340,975	—	—%	—%
UF	—		—	—	—	—		—	—	—	—		—	—	—
Foreign currency	16,670		—	—	—	16,670		—	—	—	23,201		—	—	—
Total	259,734		—	—	—	327,501		—	—	—	364,176		—	—	—
Other non-interest-bearing
Ch$	244,015		—	—	—	139,311		—	—	—	149,220		—	—	—
UF	2,875		—	—	—	3,091		—	—	—	6,060		—	—	—
Foreign currency	180,831		—	—	—	50,892		—	—	—	79,039		—	—	—
Total	427,721		—	—	—	193,294		—	—	—	234,319		—	—	—
Shareholders’ equity (1)
Ch$	484,254		—	—	—	480,820		—	—	—	459,146		—	—	—
UF	—		—	—	—	—		—	—	—	—		—	—	—
Foreign currency	—		—	—	—	—		—	—	—	—		—	—	—
Total	484,254		—	—	—	480,820		—	—	—	459,146		—	—	—
Total non-interest-bearing liabilities and shareholders’ equity
Ch$	971,333		—	—	—	930,962		—	—	—	949,341		—	—	—
UF	2,875		—	—	—	3,091		—	—	—	6,060		—	—	—
Foreign currency	197,501		—	—	—	67,562		—	—	—	102,240		—	—	—
Total	1,171,709		—	—	—	1,001,615		—	—	—	1,057,641		—	—	—
Total liabilities and shareholders’ equity (2)
Ch$	2,606,157		93,458	—	—	2,848,033		112,167	—	—	3,181,808		164,582	—	—
UF	755,267		45,126	—	—	856,057		96,014	—	—	1,174,945		152,752	—	—
Foreign currency	661,693		23,742	—	—	620,594		27,631	—	—	836,208		29,383	—	—
Total	Ch$	4,023,117	162,326	—%	—%	Ch$	4,324,684	235,812	—%	—%	Ch$	5,192,961	346,717	—%	—%

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

Interest-earning Assets—Net Interest Margin

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest, and illustrates the comparative margins obtained, for each of the periods indicated:

	Year ended December 31,
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Total average interest earning assets
Ch$	Ch$	1,607,521	Ch$	1,810,641	Ch$	2,151,762
UF	1,328,775		1,687,746		2,064,446
Foreign currency	463,351		446,563		566,976
Total	Ch$	3,399,647	Ch$	3,944,950	Ch$	4,783,184

Net interest earned (1)
Ch$	Ch$	41,131	Ch$	75,789	Ch$	80,624
UF	87,404		84,603		94,952
Foreign currency	2,320		18,804		37,409
Total	Ch$	130,855	Ch$	179,196	Ch$	212,985

Net interest margin, nominal basis (2)
Ch$	2.6%		4.2%		3.7%
UF	6.6%		5.0%		4.6%
Foreign currency	0.5%		4.2%		6.6%
Total	3.8%		4.5%		4.5%

(1)                                  Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)                                  Net interest margin is defined as net interest revenue divided by average interest-earning assets.

Changes in Net Interest Revenue and Interest Expense—Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our net interest revenue between changes in the average volume of interest-earning assets and interest bearing liabilities and changes in their respective nominal interest rates from 2006 to 2007 and from 2007 to 2008.  Volume and rate variances have been calculated based on movements in average balances over the year and changes in nominal interest rates, average interest-earning assets and average interest bearing liabilities.  The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Increase (Decrease)								Increase (Decrease)
	from 2006 to 2007								from 2007 to 2008
	due to changes in						Net change		due to changes in						Net change
					Rate and		from 2006						Rate and		from 2007
	Volume		Rate		Volume		to 2007		Volume		Rate		Volume		to 2008
	(in millions of constant Ch$ as of December 31, 2008)
INTEREST EARNING ASSETS
Loans and receivables to banks
Ch$	Ch$	(5,696)	Ch$	1,307	Ch$	5,312	Ch$	923	Ch$	(7,723)	Ch$	(432)	Ch$	7,688	Ch$	(466)
UF	—		—		—		—		—		—		—		—
Foreign currency	23,387		(339)		(23,362)		(314)		(716)		644		628		556
Total	17,691		968		(18,050)		609		(8,439)		212		8,316		90
Financial investments
Ch$	(100,656)		526		99,559		(571)		289,000		2,348		(285,267)		6,081
UF	265,472		(684)		(263,160)		1,628		414,440		7,648		(405,202)		16,886
Foreign currency	(201,084)		(719)		199,450		(2,353)		(29,175)		(664)		29,027		(813)
Total	(36,268)		(877)		35,849		(1,296)		674,264		9,332		(661,442)		22,154
Loans
Ch$	1,974,465		27,136		(1,949,191)		52,410		3,285,078		14,896		(3,249,244)		50,730
UF	902,077		21,251		(891,789)		31,539		936,325		9,330		(926,008)		19,647
Foreign currency	21,979		23,263		(21,764)		23,478		1,412,164		4,863		(1,396,484)		20,543
Total	2,898,521		71,650		(2,862,744)		107,427		5,633,567		29,089		(5,571,736)		90,920
Mortgage loans
Ch$	30,618		(30)		(30,581)		7		2,460		10		(2,430)		40
UF	4,056,382		(11,935)		(4,029,935)		14,511		2,616,983		2,734		(2,589,143)		30,573
Foreign currency	(51,597)		(516)		51,595		(517)		—		—		—		—
Total	4,035,403		(12,481)		(4,008,921)		14,001		2,619,443		2,744		(2,591,573)		30,613
Contingent loans
Ch$	—		—		—		—		—		—		—		—
UF	—		—		—		—		—		—		—		—
Foreign currency	—		—		—		—		—		—		—		—
Total	—		—		—		—		—		—		—		—
Past due loans
Ch$	9,544		464		(9,410)		598		47,734		309		(47,178)		865
UF	(6,059)		496		5,972		409		(21,756)		230		21,507		(19)
Foreign currency	6,236		5		(6,162)		79		2,822		34		(2,785)		71
Total	9,721		965		(9,600)		1,086		28,800		573		(28,456)		917
Total interest earning assets
Ch$	1,706,208		32,150		(1,684,991)		53,367		3,547,658		18,106		(3,508,515)		57,250
UF	3,589,710		9,301		(3,550,924)		48,087		4,030,690		21,941		(3,985,544)		67,087
Foreign currency	(94,013)		22,241		92,145		20,373		1,252,295		6,252		(1,238,190)		20,357
Total	Ch$	5,201,905	Ch$	63,692	Ch$	(5,143,770)	Ch$	121,827	Ch$	8,830,643	Ch$	46,299	Ch$	(8,732,249)	Ch$	144,694

Increase (Decrease)	Increase (Decrease)
from 2006 to 2007	from 2007 to 2008
due to changes in	Net change	due to changes in	Net change
Rate and	from 2006	Rate and	from 2007
Volume	Rate	Volume	to 2007	Volume	Rate	Volume	to 2008
(in millions of constant Ch$ as of December 31, 2008)
INTEREST BEARING LIABILITIES
Savings accounts
Ch$	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	Ch$	—	Ch$	—
UF	(4,454)	639	4,298	483	(5,359)	236	5,287	164
Foreign currency	—	—	—	—	—	—	—	—
Total	(4,454)	639	4,298	483	(5,359)	236	5,287	164
Time deposits
Ch$	1,361,660	5,987	(1,346,257)	21,390	1,969,493	28,058	(1,946,039)	51,512
UF	100,175	6,151	(97,738)	8,588	2,646,696	2,610	(2,614,881)	34,424
Foreign currency	295,103	615	(291,941)	3,777	594,194	(2,388)	(589,139)	2,666
Total	1,756,938	12,753	(1,735,936)	33,755	5,210,383	28,280	(5,150,059)	88,602
Central Bank borrowings
Ch$	49,375	18	(48,747)	647	139,558	372	(137,424)	2,506
UF	—	—	—	—	—	—	—	—
Foreign currency	(48,312)	(483)	48,314	(481)	—	—	—	—
Total	1,063	(465)	(433)	166	139,558	372	(137,424)	2,506
Repurchase agreements
Ch$	216,076	(4,805)	(214,934)	(3,662)	(183,548)	2,552	181,113	118
UF	27,758	249	(27,319)	687	103,876	711	(102,193)	2,394
Foreign currency	64,226	(2,007)	(64,230)	(2,011)	212	58	(195)	75
Total	308,060	(6,563)	(306,483)	(4,986)	(79,460)	3,321	78,725	2,587
Mortgage finance bonds
Ch$	413	(1)	(410)	2	(144)	(2)	143	(3)
UF	152,638	16,632	(149,885)	19,385	(434,914)	7,163	429,710	1,959
Foreign currency	—	—	—	—	—	—	—	—
Total	153,051	16,631	(150,295)	19,387	(435,058)	7,161	429,853	1,956
Other interest bearing liabilities
Ch$	(12,672)	461	12,543	332	(200,195)	719	197,758	(1,718)
UF	325,234	15,439	(318,928)	21,745	971,357	6,580	(960,140)	17,798
Foreign currency	160,320	939	(158,655)	2,604	335,655	(3,487)	(333,157)	(989)
Total	472,882	16,839	(465,040)	24,681	1,106,817	3,812	(1,095,539)	15,091
Total interest bearing liabilities
Ch$	1,608,808	3,270	(1,593,369)	18,709	1,860,836	28,756	(1,837,177)	52,415
UF	603,444	39,877	(592,433)	50,888	3,569,885	15,353	(3,528,499)	56,739
Foreign currency	453,084	(464)	(448,731)	3,889	904,680	(5,530)	(897,398)	1,752
Total	Ch$	2,665,336	Ch$	42,683	Ch$	(2,634,533)	Ch$	73,486	Ch$	6,335,401	Ch$	38,579	Ch$	(6,263,074)	Ch$	110,906

Return on Equity and Assets

The following table sets forth our return on average shareholders’ equity and average total assets and related information for each of the periods indicated.

	As of December 31,
	2006	2007	2008

Return on assets (net income divided by average total assets)	1.1%	1.3%	1.1%
Return on equity (net income divided by average Shareholders’ Equity)	9.4%	11.6%	12.3%
Dividend payout ratio (dividend declared per share divided by the total number of shares)(1)	50.0%	75.0%	100.0%
Equity to assets ratio (average Shareholders’ Equity divided by average total assets)	12.0%	11.1%	8.8%

(1)                                  Dividend declared after year end.

Investment Portfolio

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held-to-maturity.  As of December 31, 2006, 2007 and 2008, we have not classified any securities as held-to-maturity.

Financial investments as of December 31, 2006, 2007 and 2008 are as follows:

	As of December 31,
	2006		2007		2008
	(in millions of constant Ch$ of December 31, 2008)
Held-for-Trading:
Central Bank and government securities
Central Bank securities	Ch$	51,539	Ch$	124,195	Ch$	59,225
Chilean treasury bonds		3,276		11,598		6,264
Other government securities		244		2		2
Subtotal		55,059		135,795		65,491
Other financial instruments
Promissory notes related to deposits in local banks		17,493		14,179		13,816
Chilean mortgage finance bonds		7,117		3,815		—
Chilean financial institution bonds		—		1,982		—
Chilean corporate bonds		—		90		—
Investments in mutual funds		6,139		10,589		5,798
Foreign government and Central Bank instruments				—		—
Other Chilean securities		5,547		—		—
Other foreign investments				—		—
Subtotal		36,296		30,655		19,614
Total		91,355		166,450		85,105

Available-for-sale:
Central Bank and government securities
Central Bank securities		—		3,249		284,498
Chilean treasury bonds		—		—		34,260
Other government securities		—		—		—
Subtotal		—		3,249		318,758
Other financial instruments
Promissory notes related to deposits in local banks		29,758		41,799		257,720
Chilean mortgage finance bonds		—		—		—
Chilean financial institution bonds		—		—		—
Chilean corporate bonds		—		—		—
Foreign government and Central Bank instruments		—		—		—
Other foreign investments		—		—		—
Subtotal		29,758		41,799		257,720
Total		29,758		45,048		576,478
Total financial investments	Ch$	121,113	Ch$	211,498	Ch$	661,583

In addition to the securities issued by the Central Bank and the Chilean government disclosed above, we also have a concentration of investments in time deposits and mortgage securities (Ch$27,981 million) issued by Banco del Estado de Chile, representing approximately 5.8% of our shareholders’ equity, at December 31, 2008.  We do not hold securities of any issuer other than the Central Bank, which the aggregate book value of the investment exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

During the latter part of 2005, long-term interest rates prevailing in Chile began to rise.  In particular, the benchmark interest rates applicable to Central Bank bonds with maturities of five and ten years experienced significant increases.  As prevailing benchmark interest rates in Chile began to rise, the marked-to-market value of the peso- and UF-denominated bonds held in our investment portfolio began to decline.  This increase in rates and concurrent decrease in value of our investment portfolio would have resulted in significant losses when such bonds were marked-to-market in connection with the preparation of our financial statements.  In response to the magnitude of losses that would have been generated by maintaining our investment portfolio as it was constituted prior to October 2005, we began to gradually liquidate our investment portfolios through sales transactions carried out in the Chilean financial markets.  We continued this liquidation process through the first half of 2006, reducing our financial investments from Ch$494,910 million as of December 31, 2005 to Ch$178,253 million as of December 31, 2006. This resulted in a decrease in the proportion of financial investments as a percentage of total assets from 12% to 4%, respectively.  As of December 31, 2008 our trading and available-for-sale investment portfolio amounted to Ch$661,583 million, or 10.7% as a percentage of total assets.  The increase in 2008 in our available-for-sale portfolio is mainly due to our strategy to build a profitable mid-term investment portfolio. See “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Liquidity—Financial Investments.”

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2008:

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	(in millions of constant Ch$ of December 31, 2008)
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
Held-for-Trading:
Central Bank and government securities	—	—	—	—	—	—	—	—	—
Central Bank securities	4,854	1.7	43,512	3.5	10,586	4.0	273	3.8	59,225
Chilean treasury bonds	274	4.5	1,203	4.5	2,156	5.3	2,631	3.2	6,264
Other government securities	2	6.6	—	—	—	—	—	—	2
Subtotal	5,130	0.1	44,715	0.3	12,742	0.2	2,904	0.3	65,491
Other financial instruments
Promissory notes related to deposits in local banks	13,816	0.1	—	—	—	—	—	—	13,816
Chilean mortgage finance bonds	—	—	—	—	—	—	—	—	—
Chilean financial institution bonds	—	—	—	—	—	—	—	—	—
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other Chilean securities	—	—	—	—	—	—	—	—	—
Investments in mutual funds	5,798	—	—	—	—	—	—	—	5,798
Foreign government and Central Bank instruments	—	—	—	—	—	—	—	—	—
Other foreign investments	—	—	—	—	—	—	—	—	—
Subtotal	19,614	0.1	—	—	—	—	—	—	19,614
Total	24,744	—	44,715	0.3	12,742	0.2	2,904	0.3	85,105

Available-for-sale:
Central Bank and government securities
Central Bank securities	12,332	54.3	112,204	4.1	127,264	4.0	32,698	3.2	284,498
Chilean treasury bonds	1,036	71.7	14,090	1.7	12,357	5.0	6,777	3.3	34,260
Others government securities	—	—	—	—	—	—	—	—	—
Subtotal	13,368	0.0	126,294	0.3	139,621	0.2	39,475	0.3	318,758
Other financial securities
Promissory notes related to deposits in local banks	208,201	9.3	27,857	4.0	21,421	4.2	241	4.3	257,720
Chilean mortgage finance bonds	—	—	—	—	—	—	—	—	—
Chilean financial institution bonds	—	—	—	—	—	—	—	—	—
Other foreign investments	—	—	—	—	—	—	—	—	—
Subtotal	208,201	9.3	27,857	4.0	21,421	4.2	241	4.3	257,720
Total	221,569	0.1	154,151	0.3	161,042	0.2	39,716	0.3	576,478
Total financial investments	246,313	0.1	198,866	0.3	173,784	0.2	42,620	0.3	661,583

Loan portfolio

The following table analyzes our loans by type of loan.  Except where otherwise specified, all loan amounts stated below are before deduction for the allowance for loan losses.  Total loans reflect our loan portfolio, including past due principal amounts.

	As of December 31,
	2004		2005		2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)

Loans and receivables to customers:
Commercial loans
General commercial loans	Ch$	1,615,309	Ch$	1,751,922	Ch$	1,935,397	Ch$	2,387,858	Ch$	2,806,612
Foreign trade loans	223,646		258,259		286,736		305,033		459,304
Lines of credit and overdrafts	21,735		33,899		40,634		38,077		84,010
Leasing contracts	221,553		249,620		264,676		279,452		324,886
Factored receivables	74,425		71,648		83,685		99,255		53,169
Other outstanding loans	1,836		310		375		508		1,491
Subtotal commercial loans	2,158,504		2,365,658		2,611,503		3,110,183		3,729,472

Mortgage loans	218,295		277,636		400,244		599,204		685,645

Consumer loans	360,306		429,905		522,025		571,092		490,421
Past due loans
Commercial loans	21,222		26,197		17,993		19,734		27,524
Residential mortgage loans	1,866		2,440		2,615		2,807		5,978
Consumer loans	1,215		1,214		1,749		2,999		5,143
Past due loans	24,303		29,851		22,357		25,540		38,645
Subtotal	2,761,408		3,103,050		3,556,129		4,306,019		4,944,183
Loans and receivables to banks	24,746		35,836		23,399		90,203		37,696
Total loans (1)	Ch$	2,786,154	Ch$	3,138,886	Ch$	3,579,528	Ch$	4,396,222	Ch$	4,981,879

(1)           All of the above categories except mortgage loans, past due loans and loans and receivables to banks are combined into “Loans” as reported in the tables set forth under “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

The loan categories are as follows:

Commercial loans are comprised of the following:

General commercial loans.  General commercial loans are long-term and short-term loans granted to Chilean corporations and individuals in pesos, UF or US$ on an adjustable or fixed rate basis, primarily to finance working capital or investments.  Commercial loans represent the largest portion of our loan portfolio.  Interest accrues daily on a 30- or 360-day basis.  Loan payments are scheduled monthly, biannually or yearly, depending on the terms of the loan. Although we determine the interest rate, it cannot exceed the maximum rate for commercial loans established by the Chilean Superintendency of Banks.

Foreign trade loans.  Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally US$) to finance imports and exports.

Lines of credit and overdrafts.  Lines of credit and overdrafts are short-term operating loans where our customers receive a certain pre-approved credit limit to draw upon when capital is needed.

Leasing contracts.  Leasing contracts are contracts which include a clause granting a lessee a purchase option on leased assets at the end of the contract.

Factored receivables.  Factored receivables are derived from our factoring operations, which consist of purchasing outstanding debt portfolios, such as bills, notes, or contracts, advancing a payment representing the future cash flows from such assets, and then performing the related collection function. The receivables are sold with recourse in the event accounts prove uncollectible.

Other outstanding loans. Other outstanding loans include other commercial loans not classified in the above categories, which are financed by our general borrowings.

Mortgage loans are either inflation-indexed (denominated in UF) or denominated in pesos at a fixed rate. These loans are long-term with monthly payments of principal and interest secured by a real property mortgage. Mortgage loans represent the largest portion of our portfolio of loans to individuals Mortgage loans denominated in UF are financed in two ways:  traditional mortgages are financed by mortgage finance bonds that we issue and sell in the Chilean financials markets, and new flexible mortgages are financed by our own funds.  Mortgage loans denominated in pesos are financed by our own funds and through liabilities denominated in pesos with durations of 2 to 5 years.  We no longer offer mortgage loans denominated in pesos as there was low demand for this product.  At the time of approval, the amount of a mortgage loan cannot be more than 75% of the lower of the purchase price or the appraised value of the mortgaged property.  Interest accrues daily based on a 360-day year. Although we have allowances for mortgage loan losses, mortgage loans are ultimately secured by the mortgaged property.

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

Loans and receivables to banks includes interbank loans to local and foreign banks and deposits in the Chilean Central Bank.

Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally US$), as well as open and unused letters of credit.  Until January 2008, Chilean GAAP required such loans to be accounted for on our balance sheet. Under the new accounting rules, Chilean GAAP requires contingent liabilities to be held off balance sheet.  See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates—Transition to the Compendium of Accounting Standards of the Chilean Superintendency of Banks” and note 2 to our audited consolidated financial statements included herein for a description of the reclassifications and convergence to IFRS.

Any collateral provided generally consists of a mortgage on real estate, a pledge of marketable securities, a letter of credit or cash.  The existence and amount of collateral generally varies from loan to loan.

Risks Index of Our Loan Portfolio

As of January 1, 2004, additional and voluntary allowances have been included in the calculation of our risk index resulting in a higher index.  The risk index is calculated as total loans over allowances for loan losses.  Beginning in January 2008, in relation to the reclassifications of the balance sheet to conform to IFRS, our risk index for commercial loans is calculated by including commercial lines of credit and overdrafts, foreign trade loans, commercial leases, factoring and other commercial loans.  Mortgage loans include mortgage leasing arrangements and consumer loans, which include consumer leasing.

Commercial loans.  Our risk index as of December 31, 2004, 2005, 2006, 2007 and 2008 was 1.7%, 1.5%, 1.2%, 0.9% and 0.9%, respectively.  This decrease is mainly due to the overall condition of the domestic economy and, accordingly, of our customers.  The quality of our commercial loans depends on Chilean GDP growth, interest rates, changes in regulations, the general level of indebtedness and other economic conditions.  Commercial loans include foreign trade loans, leasing contracts and factored receivables.

Mortgage loans.  The risk index of our residential mortgage loans has remained relatively stable and reached 0.6% as of December 31, 2008 (0.4%, 0.4%, 0.3% and 0.3% as of December 31, 2004, 2005, 2006 and 2007, respectively). This was mainly due to adequate economic conditions in Chile and the collateral associated with mortgage loans.

Consumer loans.  The risk index of our consumer loans was at 3.9% as of December 31, 2004 (3.6%, 4.0% and 5.2% as of December 31, 2005, 2006 and 2007, respectively).  This trend continued and reached 6.9% as of December 31, 2008.  This increase is principally due to the high inflation rates experienced during the prior two years, which in turn decreased the purchasing power of consumers and particularly affected, on an industry-wide basis, consumer finance loans.

In order to reduce the risks of the loan portfolio, our credit committee meets weekly to review and approve or decline new loan proposals.  See “—Regulation and Supervision—Lending Limits” above and “—Credit Review Process.”

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis of our loans by type and time remaining to maturity as of December 31, 2008:

	Balance as of December 31, 2008		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years
	(in millions of constant Ch$ as of December 31, 2008)

Loans and receivables to banks	Ch$	37,696	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—
Commercial loans	2,806,612		528,037		658,158		252,313		540,257		420,874		406,973
Consumer loans	490,421		91,635		54,674		67,665		171,916		86,529		18,002
Mortgage loans	685,645		6,378		12,430		15,152		62,769		66,262		522,654
Foreign trade loans	459,304		188,405		237,727		16,395		11,491		4,803		483
Leasing contracts	324,886		362		2,819		10,488		86,667		86,730		137,820
Factored receivables	53,169		30,163		16,360		1,516		2,022		3,108
Lines of credit and overdrafts	84,010		9,172		44,410		30,428		—		—		—
Other outstanding loans	1,491		1,490		2		—		—		—		—
Past due loans	38,645		38,645		—		—		—		—		—
Subtotal	4,981,879		894,287		1,026,580		393,957		875,122		668,306		1,085,932
Contingent loans	—		—		—		—		—		—		—
Total loans	Ch$	4,981,879	Ch$	894,287	Ch$	1,026,580	Ch$	393,957	Ch$	875,122	Ch$	668,306	Ch$	1,085,932

The following tables present the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2008.

	As of December 31, 2008
Variable rate:
Ch$	Ch$	360,701
UF	499,130
Ch$ indexed to US$	9,601
Foreign currency	113,322
Subtotal	982,754
Fixed rate:
Ch$	512,205
UF	1,050,197
Ch$ indexed to US$	7,831
Foreign currency	76,373
Subtotal	1,646,606
Total	Ch$	2,629,360

The following table sets forth an analysis of our foreign loans by type and time remaining to maturity as of December 31, 2008:

					After		After		After		After
					1 month		6 months		1 year		3 years
			Due within		but within		but within		but within		but within		Due after
	Total		1 month		6 months		12 months		3 years		5 years		5 years
	(in millions of constant Ch$ as of December 31, 2008)

Commercial loans	Ch$	34,421	Ch$	8,307	Ch$	5,480	Ch$	6,884	Ch$	11,942	Ch$	1,809	Ch$	—
Foreign trade loans	25,770		7,149		10,879		5,136		2,607		—		—
Total	Ch$	60,191	Ch$	15,456	Ch$	16,359	Ch$	12,020	Ch$	14,549	Ch$	1,809	Ch$	—

Loans by Economic Activity

The following table sets forth as of the dates indicated, and according to the categories set forth by the Chilean Superintendency of Banks, an analysis of our loan portfolio based on the borrower’s principal economic activity.  Loans to individuals for business purposes are allocated to their economic activity including overdue and past due loans.  The table does not reflect outstanding contingent loans or loans and receivables to banks.

	As of December 31,
	2006			2007			2008
	Loan		% of Loan	Loan		% of Loan	Loan		% of Loan
	Portfolio		Portfolio	Portfolio		Portfolio	Portfolio		Portfolio
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)

Agriculture, Livestock, Agribusiness, Fishing
Agriculture and livestock	Ch$	65,868	1.9%	Ch$	68,247	1.6%	Ch$	93,603	1.9%
Fruit	64,817		1.8	62,361		1.5	76,581		1.6
Forestry and wood extraction	30,764		0.9	29,898		0.7	21,500		0.4
Fishing	33,973		1.0	56,968		1.3	86,190		1.7
Subtotal	195,422		5.5	217,474		5.1	277,874		5.6
Mining and Petroleum
Mining and quarries	121,885		3.4	62,616		1.5	80,681		1.6
Subtotal	121,885		3.4	62,616		1.5	80,681		1.6
Manufacturing
Tobacco, food and beverages	86,869		2.4	77,696		1.8	88,257		1.8
Textiles, clothing and leather goods	19,473		0.5	19,193		0.5	21,102		0.4
Oil refining, carbon and rubber	125,000		3.5	148,123		3.4	178,366		3.6
Production of basic metal, non minerals, machine and equipment	1,683		0	2,786		0.1	2,942		0.1
Other			—	14,014		0.3	23,957		0.5
Subtotal	223,025		6.6	261,812		6.1	314,624		6.3
Electricity, Gas and Water
Electricity, gas and water	102,518		2.9	127,891		3.0	257,052		5.2
Subtotal	102,518		2.9	127,891		3.0	257,052		5.2
Construction
Residential buildings	11,965		0.3	5,529		0.1	12,309		0.3
Other constructions	232,591		6.5	253,130		5.9	376,485		7.6
Subtotal	244,556		6.9	258,659		6.0	388,794		7.9
Commerce
Wholesale	150,006		4.2	179,370		4.2	219,969		4.5
Retail, restaurants and hotels	124,939		3.5	151,693		3.5	182,339		3.7
Subtotal	274,945		7.7	331,063		7.7	402,308		8.1
Transport, Storage and Communications
Transport and storage	120,181		3.4	127,286		3.0	113,837		2.3
Communications	26,090		0.7	28,915		0.7	28,633		0.6
Subtotal	146,271		4.1	156,201		3.6	142,470		2.9
Financial services
Financial and insurance companies	520,104		14.6	830,389		19.3	855,259		17.3
Subtotal	520,104		14.6	830,389		19.3	855,259		17.3
Community, Social and Personal Services
Community, social and personal services	441,977		12.4	534,821		12.4	658,589		13.3
Subtotal	441,977		12.4	534,821		12.4	658,589		13.3
Consumer credit(1)	523,774		14.7	574,091		13.3	495,564		10.0
Residential Mortgage Loans(1)	402,859		11.3	602,011		14.0	691,621		14.0
Lease contracts(1)	264,775		7.4	257,274		6.0	325,144		6.6
Factoring(1)	84,019		2.4	91,716		2.1	54,203		1.1
	1,717,404		48.3	2,059,913		47.8	2,225,122		45.0
Subtotal
Total	Ch$	3,556,129	100.0%	Ch$	4,306,019	100.0%	Ch$	4,944,183	100.0%

(1)           Figures prepared according to the standards of the Chilean Superintendency of Banks.  We classify our loan portfolio taking into account the debtor that receives the loan.

Foreign Country Outstandings

Our cross-border outstanding loans are principally trade-related.  These loans include loans granted mainly to foreign financial institutions.  The table below lists our total amounts outstanding to borrowers in foreign countries as of December 31 of each of the last three years.  This table does not include foreign trade-related loans to Chilean borrowers.

	As of December 31,
	2006		2007		2008
	(in millions of constant Ch$ of December 31, 2008)

Argentina	Ch$	15,386	Ch$	19,198	Ch$	21,726
Bolivia	—		8		51
Brazil	2,702		18,069		19,111
Canada	616		—		5,280
Cayman Islands	1,288		12,249		—
China	646		12		—
Colombia	228		525		35
Italy	218		—		—
Ecuador	28		—		161
England	—		10		28
Japan	26		—		—
Malaysia	—		—		71
Mexico	—		4,224		458
New Zealand	—		217		64
Peru	3,785		5,394		7,301
Spain	—		139		5
Switzerland	4,456		56		191
United States	7,185		34,425		3,531
Venezuela	15,882		9,322		2,178
Total (1)	Ch$	52,446	Ch$	103,848	Ch$	60,191

(1)                                  Foreign loans are mainly interbank or commercial loans.

We also maintain deposits abroad (primarily demand deposits) in foreign banks, as needed to conduct our foreign trade transactions.  The table below lists the amounts of foreign deposits by country as of December 31, 2006, 2007 and 2008.

	As of December 31,
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)

Australia	Ch$	—	Ch$	64	Ch$	31
Belgium	—		—		536
Canada	70		345		550
Denmark	8		5		3
Germany	108		431		1,405
Italy	766		103		467
Japan	4,767		48		64
Norway	29		5		5
Spain	21		229		456
Sweden	—		2		15
Switzerland	9		—		15
United Kingdom	319		20		325
United States	14,817		22,278		18,924
Total	Ch$	20,914	Ch$	23,530	Ch$	22,796

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

The following table shows the category of executives that were required to approve secured and unsecured commercial borrowing transactions, according to the credit risk rating of the potential borrower and the U.S. dollar amount of the total customer risk based on exchange rates in effect prior to January 2009:

Category of Executives That	Maximum Amount of Total Customer Credit Risk in U.S. Dollars
May Approve Transaction	Rating 1 and 2		Rating 3		Rating 4 and 5		Rating 5D		Rating 6 and above
Superior Committee	U.S.$	20,000,000	U.S.$	12,000,000	U.S.$	8,000,000	U.S.$	6,000,000	U.S.$	1,500,000
Division Manager Committee	7,000,000		4,500,000		3,500,000		2,000,000		750,000
Manager Committee	3,500,000		2,750,000		2,250,000		1,500,000		500,000
A Executives	1,500,000		1,500,000		1,000,000		750,000		300,000
Risk Committee	2,000,000		1,500,000		1,200,000		800,000		300,000
B Executives	750,000		500,000		500,000		400,000		200,000

The following table details the maximum limits of customer credit risk in U.S. dollars that executives of each category were permitted to approve prior to January 1, 2009. This table applies to all potential borrowers with credit risk ratings of 1 to 5 and varies according to whether the customer credit risk is comprised of secured or unsecured obligations.

	Maximum Amount of
	Total Customer Credit
	Risk in U.S. Dollars
Category of Executives That May Approve Transaction	Unsecured		Secured
C Executives	U.S$	120,000	US$	250,000
D Executives	80,000		200,000
E Executives	60,000		160,000
F Executives	30,000		120,000
G Executives	20,000		80,000
H Executives	10,000		40,000
I Executives	5,000		10,000
J Executives	2,500		—
K Executives	1,000		—

Beginning January 2009, we adjusted the loan approval limits that were required to approve secured and unsecured commercial borrowing transactions.  The new limits have been established in the local currency as the majority of our loans are denominated in Chilean pesos.  The following table summarizes the limits of each category of executives that are permitted to approve secured and unsecured commercial borrowing transactions, according to the credit risk rating of the potential borrower and the Chilean peso amounts of the total customer risk at the time that the application for credit is made:

Category of Executives That	Maximum Amount of Total Customer Credit Risk in Chilean Pesos
May Approve Transaction	Rating 1 and 2		Rating 3		Rating 4 and 5		Rating 5D		Rating 6 and above
Superior Committee	MCh$	10,000	MCh$	6,000	MCh$	4,000	MCh$	3,000	MCh$$	800
Division Manager Committee	3,500		2,200		1,800		1,000		400
Manager Committee	1,500		1,250		1,000		750		250
A Executives	750		750		500		350		150
Risk Committee	850		700		500		350		150
B Executives	250		250		200		200		80

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

The following table details the maximum limits of customer credit risk in Chilean Pesos that executives of each category are permitted to approve beginning January 1, 2009. This table applies to all potential borrowers with credit risk ratings of 1 to 5 and varies according to whether the customer credit risk is comprised of secured or unsecured obligations.

Maximum Amount of
Total Customer Credit
Risk in U.S. Dollars
Category of Executives That May Approve Transaction	Unsecured	Secured
C Executives	MCh$	60	MCh$	120
D Executives	40	100
E Executives	30	80
F Executives	15	60
G Executives	10	40
H Executives	5	20
I Executives	3	5
J Executives	1	—
K Executives	1	—

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

The required provisions relating to each loan category vary depending on whether the commercial loan is secured by real property, as shown in the table below:

		Required Provisions
Superintendency’s Categories	CorpBanca’s Categories	Commercial Loans	Commercial Mortgage Loans	Estimated Loan Recovery

A1 — Excellent	1 — Excellent	0%	0%	100%
A2 — Strong	2 — Strong	0%	0%	100%
A3 — Good	3 — Good	0%	0%	100%
A3 — Acceptable	4 — Acceptable	0.45%	0.35%	100%
B — Marginal	5 — Marginal	1.40%	1.24%	100%
C1 — Weak	5D — Weak	2%	2%	97%
C2 — Vigilance	6 — Vigilance	10%	10%	81% to 96%
C3 — Vulnerable	7 — Vulnerable	25%	25%	71% to 80%
C4 — Sub-Standard	8 — Sub-Standard	40%	40%	51% to 70%
D1 — Doubtful	9 — Doubtful	65%	65%	21% to 50%
D2 — Loss	10 — Loss	90%	90%	0% to 20%

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

Analysis of our Loan Classification

The following tables provide statistical data regarding the classification of our loans as of the end of each of the last five years, applying the classification system under the Chilean Superintendency of Banks regulations that has been in effect since January 2004:

	As of December 31, 2004
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)

A1	Ch$	164	Ch$	—	Ch$	—	Ch$	164	0.0%
A2	71,467		—		—		71,467		2.7
A3	1,191,996		73,487		207,009		1,472,492		56.5
B	600,675		134,148		5,485		740,309		28.4
C1	106,434		129,337		5,296		241,068		9.2
C2	31,072		13,145		1,210		45,428		1.7
C3	5,909		4,620		956		11,485		0.4
C4	2,523		3,120		84		5,727		0.2
D1	14,289		1,700		120		16,108		0.6
D2	1,035		1,963		—		2,998		0.1
Total of evaluated loans	Ch$	2,025,564	Ch$	361,520	Ch$	220,160	Ch$	2,607,246	100.0%
Loans and receivables to banks	24,746		—		—		—
Total loans	Ch$	2,179,726	Ch$	361,520	Ch$	220,160	Ch$	2,761,408
Percentage evaluated	92.9%		100.0%		100.0%		94.4%

	As of December 31, 2005
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)

A1	Ch$	28,658	Ch$	—	Ch$	—	Ch$	28,658	1.0%
A2	457,709		—		—		457,709		15.3
A3	971,166		94,899		271,215		1,337,280		44.8
B	657,060		149,341		3,863		810,264		27.1
C1	114,775		163,460		3,068		281,303		9.4
C2	24,659		13,199		747		38,605		1.3
C3	1,047		3,636		804		5,486		0.2
C4	4,940		2,729		240		7,908		0.3
D1	14,184		1,606		139		15,930		0.5
D2	1,675		2,249		—		3,924		0.1
Total of evaluated loans	Ch$	2,275,873	Ch$	431,119	Ch$	280,076	Ch$	2,987,067	100.0%
Loans and receivables to banks	35,836		—		—		—
Total loans	Ch$	2,391,856	Ch$	431,119	Ch$	280,076	Ch$	3,103,050
Percentage evaluated	95.2%		100.0%		100.0%		96.3%

	As of December 31, 2006
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)

A1	Ch$	6,556	Ch$	—	Ch$	—	Ch$	6,556	1.0%
A2	621,289		—		—		621,289		15.4
A3	1,132,463		99,599		393,981		1,626,043		44.6
B	607,299		177,703		3,978		788,981		27.2
C1	119,743		211,927		2,614		334,284		9.4
C2	9,904		20,028		1,277		31,210		1.3
C3	12,124		5,408		631		18,162		0.2
C4	6,859		4,052		235		11,146		0.3
D1	3,129		2,560		144		5,833		0.5
D2	1,689		2,495		—		4,184		0.1
Total of evaluated loans	Ch$	2,521,055	Ch$	523,772	Ch$	402,860	Ch$	3,447,688	100.0%
Loans and receivables to banks	23,399		—		—		—
Total loans	Ch$	2,629,496	Ch$	523,772	Ch$	402,860	Ch$	3,556,128
Percentage evaluated	95.9%		100.0%		100.0%		97.0%

As of December 31, 2007
Residential	Percentage
Commercial	Consumer	Mortgage	Total	of Classified
Category	Loans	Loans	Loans	Loans	Loans
(in millions of constant Ch$ as of December 31, 2008, except for percentages)

A1	Ch$	25,329	Ch$	Ch$	Ch$	25,329	0.6%
A2	1,374,357	1,374,357	32.5
A3	1,004,680	105,283	568,588	1,678,551	39.3
B	521,709	188,292	17,426	727,428	17.2
C1	121,048	229,212	12,703	362,963	8.6
C2	6,560	26,112	1,460	34,133	0.8
C3	4,284	7,481	1,465	13,230	0.3
C4	7,752	7,283	260	15,295	0.4
D1	959	4,910	94	5,963	0.1
D2	1,576	5,517	15	7,108	0.2
Total of evaluated loans	Ch$	3,068,254	Ch$	574,090	Ch$	602,011	Ch$	4,244,357	100.0%
Loans and receivables to banks	90,203	—	—	—
Total loans	Ch$	3,129,917	Ch$	574,090	Ch$	602,011	Ch$	4,306,019
Percentage evaluated	98.0%	100.0%	100.0%	98.6%

	As of December 31, 2008
					Residential				Percentage
	Commercial		Consumer		Mortgage		Total		of Classified
Category	Loans		Loans		Loans		Loans		Loans
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)

A1	Ch$	—	Ch$		Ch$		Ch$	—	0.0%
A2	1,424,888						1,424,888		31.4
A3	1,060,684		105,050		640,262		1,805,996		39.8
B	673,818		152,575		18,633		845,026		18.6
C1	153,847		174,368		24,021		352,235		7.8
C2	10,905		27,728		1,548		40,181		0.9
C3	18,522		9,397		5,985		33,904		0.7
C4	1,112		11,588		229		12,929		0.3
D1	5,000		7,184		578		12,762		0.3
D2	2,638		7,675		—		10,313		0.2
Total of evaluated loans	Ch$	3,351,414	Ch$	495,565	Ch$	691,256	Ch$	4,538,234	100.0%
Loans and receivables to banks	37,696		—		—		—
Total loans	Ch$	3,756,996	Ch$	495,565	Ch$	691,623	Ch$	4,944,183
Percentage evaluated	89.2%		100.0%		99.9%		91.8%

The following table sets forth our allowances for loan losses established by us in accordance with the regulations of the Chilean Superintendency of Banks.

	As of December 31,
	2004		2005		2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)

Required allowances	Ch$	51,467	Ch$	52,913	Ch$	54,365	Ch$	58,598	Ch$	72,308
Voluntary allowances
Total allowances for loan losses	51,467		52,913		54,365		58,598		72,308
Total loan allowances as a percentage of total loans	1.7%		1.6%		1.4%		1.4%		1.5%

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

The following tables set forth as of December 31 of each of the last five years the current and overdue principal and interest amounts, by domestic and foreign loans:

Domestic Loans

	As of December 31,
	2004		2005		2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)

Current	Ch$	2,688,987	Ch$	3,004,232	Ch$	3,447,738	Ch$	4,165,639	Ch$	4,799,099
Overdue 1-29 days	7,081		11,637		26,688		5,083		11,705
Overdue 30-89 days	10,490		7,370		6,900		5,908		34,543
Overdue 90 days or more (“past due”)	24,303		29,851		22,357		25,540		38,645
Total loans	Ch$	2,730,861	Ch$	3,053,090	Ch$	3,503,683	Ch$	4,202,170	Ch$	4,883,992

We suspend the accrual of interest and readjustments on all overdue loans.  The amount of interest that would have been recorded on domestic overdue loans had they continued to accrue interest was Ch$6,385 million, Ch$8,080 million and Ch$13,595 million for the years ended December 31, 2006, 2007 and 2008, respectively.

Foreign Loans

	As of December 31,
	2004		2005		2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)

Current	Ch$	30,547	Ch$	49,960	Ch$	52,427	Ch$	103,832	Ch$	60,191
Overdue 1-29 days	—		—		19		16		—
Overdue 30-89 days	—		—		—		—		—
Overdue 90 days or more (“past due”)	—		—		—		—		—
Total loans	Ch$	30,547	Ch$	49,960	Ch$	52,446	Ch$	103,848	Ch$	60,191

Total Loans

	As of December 31,
	2004		2005		2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008, except percentages)

Current	Ch$	2,719,534	Ch$	3,054,192	Ch$	3,500,165	Ch$	4,269,471	Ch$	4,859,290
Overdue 1-29 days	7,081		11,637		26,707		5,100		11,705
Overdue 30-89 days	10,490		7,370		6,900		5,908		34,543
Overdue 90 days or more (“past due”)	24,303		29,851		22,357		25,540		38,645
Total loans	Ch$	2,761,408	Ch$	3,103,050	Ch$	3,556,129	Ch$	4,306,019	Ch$	4,944,183
Overdue loans expressed as a percentage of total loans	1.5%		1.6%		1.6%		0.8%		—
Past due loans as a percentage of total loans	0.9%		1.0%		0.6%		0.6%		—

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

	As of December 31,
	2004		2005		2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)

Total loans	Ch$	2,786,154	Ch$	3,138,886	Ch$	3,579,528	Ch$	4,396,222	Ch$	4,981,879
Substandard loans	79,568		71,853		70,535		75,729		110,089
Allowance for loan losses	51,467		52,913		54,365		58,731		72,333
Substandard loans as a percentage of total loans	2.9%		2.3%		2.0%		1.7%		2.2%

Amounts past due (1)	Ch$	24,302	Ch$	29,851	Ch$	22,357	Ch$	25,539	Ch$	38,645
To the extent secured (2)	16,137		24,971		18,282		18,553		20,642
To the extent unsecured	8,164		4,881		4,075		6,986		18,003

Amounts past due as a percentage of:
Total loans	0.9%		1.0%		0.6%		0.6%		0.8%
To the extent secured (2)	0.5%		0.7%		0.5%		0.4%		0.4%
To the extent unsecured	0.3%		0.1%		0.1%		0.1%		0.4%
Total loans for which at least one payment is past due (1)	Ch$	61,189	Ch$	66,940	Ch$	59,015	Ch$	64,987	Ch$	131,117

Loans for which at least one payment is past due as a percentage of total loans (1)	2.2%		2.1%		1.6%		1.5%		2.6%
Allowance for loans losses as a percentage of:
Total loans	1.8%		1.7%		1.5%		1.3%		1.5%
Total loans excluding contingent loans	1.8%		1.7%		1.5%		1.3%		1.5%
Total substandard loans	63.0%		73.6%		77.1%		77.6%		65.7%
Total amounts past due	211.8%		177.3%		243.2%		230.0%		187.0%
Total amounts past due-unsecured	630.4%		1,084.1%		1,334.2%		840.7%		401.8%

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

	As of December 31,
	2004		2005		2006		2007		2008
	(in millions of constant Ch$ of December 31, 2008, except for percentages)

Allowances for loan losses at beginning of period	Ch$	56,052	Ch$	51,467	Ch$	52,912	Ch$	54,365	Ch$	58,598
Allowances on acquired loans	—		—		—		—		—
Charge-offs	(27,122)		(19,404)		(22,748)		(29,538)		(47,540)
Allowances established	33,794		26,352		30,851		44,011		74,091
Allowances released (1)	(9,880)		(3,694)		(5,544)		(5,464)		(8,053)
Price-level restatement (2)	(1,378)		(1,809)		(1,106)		(4,776)		(4,788)
Allowances for loan losses at end of period	Ch$	51,466	Ch$	52,912	Ch$	54,365	Ch$	58,598	Ch$	72,308
Ratio of charge-offs to average loans	1.0%		0.6%		0.7%		0.8%		1.1%
Allowances for loan losses at end of period as a percentage of total loans	1.9%		1.7%		1.5%		1.4%		1.5%

(1)                                  Represents the aggregate amount of allowances for loan losses released during the year as a result of recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.

(2)                                  Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant pesos as of December 31, 2008.

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

	For the Year Ended December 31,
	2004		2005		2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)

Consumer loans	Ch$	15,652	Ch$	11,408	Ch$	13,214	Ch$	21,974	Ch$	40,873
Residential mortgage loans	603		353		648		496		493
Commercial loans	10,866		7,643		8,887		7,068		6,174
Total	Ch$	27,121	Ch$	19,404	Ch$	22,749	Ch$	29,538	47,540

The following table shows loan loss recoveries by loan category for the periods indicated.

	For the Year Ended December 31,
	2004		2005		2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)

Consumer loans	Ch$	6,411	Ch$	7,481	Ch$	6,605	Ch$	5,826	Ch$	9,143
Residential mortgage loans	287		223		264		377		285
Commercial loans	2,626		2,770		3,558		4,774		1,607
Total	Ch$	9,324	Ch$	10,474	Ch$	10,427	Ch$	10,977	Ch$	11,035

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

	As of December 31, 2004					As of December 31, 2005
	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans (2)	Loans in category as a percentage of total	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans (2)	Loans in category as a percentage of total

Commercial loans	Ch$	36,616	1.7%	1.3%	78.9%	Ch$	36,567	1.5%	1.2%	77.1%
Consumer loans	13,958		3.9	0.5	13.1	15,364		3.6	0.5	13.9
Residential mortgage loans	893		0.4	—	8.0	980		0.4	—	9.0
Loans and receivables to banks	—		—	—	0.9	—		—	—	1.1
Total allowances	Ch$	51,467	1.8%	1.8%	100.0%	Ch$	52,911	1.7%	1.7%	100.0%

	As of December 31, 2006					As of December 31, 2007
	Allowance amount(1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans (2)	Loans in category as a percentage of total	Allowance amount(1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans (2)	Loans in category as a percentage of total

Commercial loans	Ch$	32,457	1.2%	0.9%	73.9%	Ch$	26,938	0.9%	0.6%	72.7%
Consumer loans	20,828		4.0	0.6	14.7	29,662		5.2	0.7	13.3
Residential mortgage loans	1,080		0.3	—	11.3	1,998		0.3	—	14.0
Loans and receivables to banks	—		—	—	0.7	133		0.1	—%	2.1
Total allowances	Ch$	54,365	1.5%	1.5%	100.0%	Ch$	58,731	1.3%	1.3%	100.0%

	As of December 31, 2008
	Allowance amount(1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans (2)	Loans in category as percentage of total

Commercial loans	Ch$	33,843	0.9%	0.7%	76.0%
Consumer loans	34,026		6.9	0.7	10.0
Residential mortgage loans	4,439		0.6	0.1	14.0
Loans and receivables to banks	25		0.1	0.1	0.8
Total allowances	Ch$	72,333	1.5%	1.5%	100.0%

(1)           In millions of constant Ch$ as of December 31, 2008.

(2)           Based on our loan classification, as required by the Chilean Superintendency of Banks for the purpose of determining the loan loss allowance.

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2006, 2007 and 2008.

	As of December 31,
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)

Checking accounts	Ch$	206,028	Ch$	220,632	Ch$	258,664
Other demand liabilities	107,807		136,282		93,495
Savings accounts	12,550		10,687		10,078
Time deposits	1,970,911		2,614,640		3,340,664
Other commitments	7,176		10,187		5,743
Total	Ch$	2,304,472	Ch$	2,992,428	Ch$	3,708,644

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2008, expressed in percentages.  UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the CPI.

	As of December 31, 2008
			Foreign
	Ch$	UF	Currency	Total

Demand deposits	12.46%	0.16%	6.78%	9.65%
Savings accounts		1.64		0.27

Time deposits:
Maturing within 3 months	67.05	22.86	60.52	58.85
Maturing after 3 but within 6 months	12.58	3.79	30,33	13.50
Maturing after 6 but within 12 months	4.49	37.51	2.37	9.68
Maturing after 12 months	3.42	34.05		8.04
Total time deposits	87.54	98.21	93.22	90.07
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2008.

	As of December 31, 2008
					Foreign
	Ch$		UF		Currency		Total
	(in millions of constant Ch$ as of December 31, 2008)

Maturing within 3 months	Ch$	1,379,379	Ch$	92,609	Ch$	268,842	Ch$	1,740,830
Maturing after 3 but within 6 months	422,489		51,645		152,627		626,761
Maturing after 6 but within 12 months	114,180		217,511		11,722		343,413
Maturing after 12 months	73,977		218,490				292,467
Total time deposits	Ch$	1,990,025	Ch$	580,255	Ch$	433,191	Ch$	3,003,471

Minimum Capital Requirements

The following table sets forth our minimum capital requirements set by the Chilean Superintendency of Banks as of the dates indicated.

	As of December 31,
	2007		2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)

Net capital base	Ch$	472,217	Ch$	483,307
3% total assets net of allowances	(159,569)		(197,900)
Excess over minimum required equity	Ch$	312,648	Ch$	285,407
Net capital base as a percentage of the total assets, net of allowances	8.9%		7,3%

Effective equity	Ch$	512,258	Ch$	573,390
8% of the risk-weighted assets	(361,534)		(423,458)
Excess over minimum required equity	Ch$	150,724	Ch$	149,932
Effective equity as a percentage of the risk-weighted assets	11.3%		10.8%

Short-term Borrowings

Our short-term borrowings (other than deposits and other obligations) totaled Ch$146,829 million as of December 31, 2006, Ch$210,222 million as of December 31, 2007 and Ch$495,665 million as of December 31, 2008.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements.  The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each such period by type of short-term borrowing.

	As of and for the Year Ended December 31,
	2006			2007			2008
	Year End Balance		Weighted Average Nominal Interest Rate	Year End Balance		Weighted Average Nominal Interest Rate	Year End Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2008, except for rate date)

Investments under repurchase agreements	Ch$	64,182	5.5%	Ch$	59,084	5.6%	Ch$	106,734	7.6%
Central Bank borrowings	37,466		5.3	49,902		6.0	244,737		8.3
Domestic interbank loans	4,212		5.3	90,627		4.1	59,205		8.2
Borrowings under foreign trade credit lines	40,969		5.5	10,609		4.9	4,989		4.7
Total short-term borrowings	Ch$	146,829	5.4%	Ch$	210,222	5.0%	Ch$	415,665	8.1%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	As of and for the Year Ended December 31,
	2006			2007			2008
	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2008, except for rate date)

Investments under agreements to repurchase	Ch$	96,710	13.7%	Ch$	119,211	5.0%	Ch$	102,033	10.7%
Central Bank borrowings	11,001		5.0	13,284		5.4	39,128		8.2
Domestic interbank loans	57,446		5.2	74,318		5.3	27,826		7.4
Subtotal	165,157		10.2	206,813		5.1	168,987		9.6
Borrowings under foreign trade credit lines	12,584		5.7	2,560		4.8	12,075		7.5
Total short-term borrowings	Ch$	177,741	9.9%	Ch$	209,373	5.1%	Ch$	181,062	9.4%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2007 Month-End Balance		Maximum 2007 Month-End Balance		Maximum 2008 Month-End Balance
	(in millions of constant Ch$ as of December 31, 2008)

Investments under repurchase agreements	Ch$	105,971	Ch$	157,551	Ch$	244,737
Central Bank borrowings	37,467		49,902		117,300
Domestic interbank loans	170,381		198,812		65,618
Borrowings under foreign trade credit lines	40,968		11,975		470,867
Other obligations	37,063		32,507		47,395

C.            ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure and includes each of our subsidiaries and the proportion of their respective ownership interests held by us:

All of our subsidiaries have their jurisdiction of incorporation in the Republic of Chile.  See “Item 7. Major Shareholders and Related Party Transactions.”

On October 22 and 24, 2008, the U.S. Federal Reserve Board and the U.S. Office of the Comptroller of the Currency (OCC) respectively granted us authorization to establish a federal branch in the city of New York in the United States.

D.            PROPERTY

Our former principal executive offices which we own are located in downtown Santiago, Chile and are comprised of approximately 9,538 square meters (102,629 square feet).  As of November 2006, our new principal offices which we rent are located in the Las Condes district of Santiago, Chile.  As of December 31, 2008, we owned 46 of the 109 properties where our branches were located.  The remaining 62 branch locations were leased.  Total branch space as of December 31, 2008 aggregates to approximately 42,418 square meters (456,584 square feet).  Our branches are located throughout Chile, including the Santiago metropolitan region.

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

The Chilean Superintendency of Banks requires reclassifications in certain presentation and disclosure requirements as first steps towards convergence with IFRS to be applied as of January 1, 2008.  As a result, the information as of and for the years ended December 31, 2007 and 2006 contained in our consolidated financial statements for the year ended December 31, 2008 is presented on the same basis as the information as of and for the year ended December 31, 2008.  The selected consolidated financial information included herein as of and for the year ended December 31, 2008, together with the selected consolidated financial information for the years ended December 31, 2004, 2005, 2006 and 2007, is derived from, and presented on the same basis as, our consolidated financial statements and should be read together with the consolidated financial statements.  Since our consolidated financial statements, including the selected consolidated information included herein, have been prepared using these reclassifications, they are not comparable with the audited consolidated financial statements included in previous annual reports filed on Form 20-F.  Readers should exercise caution in determining trends based on prior annual reports.   See “—Critical Accounting Policies and Estimates—Transition to the Compendium of Accounting Standards of the Chilean Superintendency of Banks” and note 2 to our audited consolidated financial statements included herein for a description of the reclassifications and convergence to IFRS.

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

We have prepared this operating and financial review in a manner consistent with the way our management views our business as a whole (see “Item 4. Information on the Company—Business Overview” and note 27.2 g.).  As a result we present the following key sections to the operating and financial review:

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

The Chilean Economy

All of our operations and substantially all of our customers are located in Chile.  Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile.  Chile experienced profound economic reforms during the 1970s and 1980s.  The Chilean economy grew at rates averaging more than 7% per annum from 1985 until the onset of the Asian economic crisis in 1997.  Since then, the average rate of growth from 1998-2006 stagnated to only 3.6% and showed a period of higher growth in 2007 with a rate of 5.1%.  In 2008 this rate slowed to 3.5% as recession hit many developed nations throughout the world.  During this year, the world economy witnessed the impact of the international financial crisis, which originated in the U.S. real estate sector. During the first semester of 2008, various banks throughout the world accumulated significant losses on financial investments in the U.S. real estate market.  The U.S. economy began to show the first signs of a recession during this period.  Towards the second half of the year, the crisis had begun to spread to the banking systems of most major industrialized nations.  The international markets took an even more negative turn in mid September 2008 after the investment bank Lehman Brothers went bankrupt.  The ensuing liquidity crisis and fear of further bank failures unleashed an accelerated reduction in indebtedness within the global financial system, with massive liquidations of assets and costly attempts to recapitalize banks, both in the United States and Europe.

Financial authorities from the world’s largest economies began to strengthen liquidity provisions through a wide range of instruments, together with coordinated decision making by various central banks on monetary policy matters. The abrupt contraction of credit supply from numerous banks throughout the developed world continued, generating strong deceleration of the principal components of domestic spending, consumption and investment, further aggravating the recession in larger economies such as the United States, Japan, the United Kingdom and the Eurozone in general.  In that context, emerging countries were not exempt from the impacts of this crisis.  Emerging Asian economies’ strong dependency on external demand from industrialized economies gave way, towards the end of the year, to a recession in its industrial sector—the principal driving force in these economies.  For Latin America, in turn, the significant drop in raw materials prices deteriorated its regional economic outlook, as national income in the region is quite exposed to the value of export commodities.

Chile began to see the impact of these negative global conditions towards the end of 2008, principally in the form of write-downs of local assets, a deceleration in the margin of some activity indicators and a moderation in the strong inflationary pressure felt during the first three quarters of 2008.  First, the global fall in demand for riskier financial assets was reflected internally in a decrease in the value of local assets (more than 20% if measured in local currency) and the depreciation of the Chilean peso with respect to the U.S. dollar (also approximately 20%).  During the second semester of 2008, the local economy performed worse overall than in the first half of the year, driven by deceleration of non-tradable goods sectors (construction, trade and services), which was not offset by positive performances in the energy sector, explained by greater availability of water for generating electricity, and the telecommunications sector, because of increases in broadband access.  According to the Chilean Central Bank, copper prices dropped from US$2.99 to US$1.39 as of December 31, 2007 and 2008, respectively.  The high copper prices in prior years and the ability of the government to save these revenues produced significant solvency in external accounts, playing an important role for the funding of future fiscal relief packages.

As for inflation, the first three quarters of 2008 were characterized by significant absorption of external inflation, which caused domestic prices to rise.  This resulted in high local inflation figures that, as of October 2008, showed a nearly 10% variation over the prior twelve months, far exceeding the goal of 3% established by local monetary authorities (as of December 31, 2008, inflation reached 7.1%).  In this highly inflationary environment, the Central Bank decided to act by successively increasing the monetary policy rate during the year.  Thus, the monetary rate that began the year at 6% reached 8.25% by September 2008 and closed the year at the same level.  Nevertheless, at yearend the international value of some energy-related commodities dropped, which lowered inflation for the last quarter, placing 2008 accumulated inflation at approximately 7.1%, significantly lower than previously forecasted figures.

Recent Developments in the Banking Industry

During the last ten years, the Chilean banking industry has experienced significant concentration and had many new players enter the market.  In 1998, 32 financial institutions operated in Chile and the five largest banks had a combined market share of approximately 40%.  That year, CorpBanca acquired Financiera Condell and then the assets of Corfinsa, and Citibank Chile acquired Corporación Financiera Atlas.  The market experienced two mergers in 2002: Banco de Chile with Banco Edwards and Banco Santander with Banco Santiago.  During that same year, Banco Ripley began operating.  In 2003, Banco del Desarrollo merged with Sudameris and in 2004 Banco Penta and Banco Paris commenced operations.  Then in 2005 Banco de Crédito e Inversiones acquired Financiera Conosur and in 2008 Banco de Chile merged with Citibank, and Scotiabank acquired Banco del Desarrollo.  Thus, by the end of 2008, only 25 financial institutions were operating, of which one is operated by the State of Chile and four are branches of foreign banks.  The five largest banks boast a market share of approximately 68%, leaving the industry more concentrated, but with increased competition as recent large mergers have increased competition, reducing spreads significantly.  In light of these lower spreads, banks have been forced to improve operating efficiency to compensate for deteriorating margins.

In 1997, GDP grew 6.6%, which was reduced to 3.3% in 1998 as a result of the Asian financial crisis.  Growth reached its lowest point in 1999 of (0.7%).  Because of the crisis, the Chilean banking industry, which recorded 13.2% growth in 1997, saw growth abruptly fall to 4.8% in 1998, reaching its weakest point in December 2002 with barely 1.6% annual growth.  Between 2004 and 2008, the Chilean banking sector has grown at annual rates over 10% with average elasticity of around 2.5.  In 2008, loans and  contingent credits (not including interbank loans) showed a 9.9% increase over a twelve-month period, which can be further divided into 11.2% growth in wholesale loans and 7.4% in retail loans.

Since the last quarter of 2007, loan approval conditions have become more restrictive for both large corporations and real estate companies as well as small and medium enterprises.  In fact, surveys conducted by the Central Bank, reported quarterly in a publication called “Bank Loan Survey Results”, also noted that restrictions on loan approvals increased during 2008.  In the first quarter of 2008, 48% of financial institutions displayed more restrictive loan approval standards for large companies, which had risen to 92% by the third quarter, attributed principally to deteriorating economic conditions and prospects and a less favorable perception of client risk.  A similar situation was observed for SME loans.  Both segments experienced increased spreads, and decreases in the amounts and duration of lines of credit.  By third quarter 2008, 71% of lenders had tightened loan approval conditions for real estate companies.  This has caused banks to increase spreads, require more collateral, grant loans for shorter terms and decrease the financing percentage per project.

The retail segment is no exception to loan approval restrictions; during 2008, limits increased on consumer and mortgage loans.  Both types of loans also experienced higher spreads and lower approved amounts.  These changes are a result of the portfolios deteriorating as purchasing power worsened due to the higher inflation rate experienced over the past two years.  Consequently, consumer loans grew a slight 0.4% over last year, which is the lowest level seen since the Asian financial crisis.  On the other hand, retail mortgage loans grew 11.5% as compared with the same period of the previous year.

The risk index at the end of 2008 increased by 25 basis points, which includes contingent loan provisions and additional provisions, reflecting deterioration in credit quality, particularly for retail loans.

Earnings in 2008 were less favorable than the prior year.  The banking industry experienced an average return-on-equity of 14.3%, down by 90 basis points when compared to 2007.  Increases in operating income stemming from higher trading volumes were not able to compensate the increase in operating expenses and provisions which were incurred during the year.

UF-denominated Assets and Liabilities.  The UF is revalued by the Chilean National Institute of Statistics in monthly cycles.  Every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI.  One UF was equal to Ch$18,336.38 and Ch$19,622.66 and Ch$21,452 as of December 31, 2006, 2007 and 2008, respectively.  The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively.  Our net interest revenue is positively affected by increases in inflation to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities.  Conversely, our net interest revenue will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets.  Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$578,728 million, Ch$838,895 million and Ch$899,057 million during the years ended December 31, 2006, 2007 and 2008, respectively.  See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

Peso-denominated Assets and Liabilities.  Rates of interest prevailing in Chile during any period reflect in significant part the rate of inflation during the period and expectations of future inflation.  The responsiveness to such prevailing rates of our peso-denominated interest-earning assets and interest bearing liabilities varies.  See “—Interest Rates,” “—Results of Operations,” and “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”  We maintain a substantial amount of non-interest bearing peso-denominated demand deposits.  The ratio of the average balance of such demand deposits to average interest-earning assets was 7.6%, 8.3% and 7.6% during the years ended December 31, 2006, 2007 and 2008, respectively.  Because such deposits are not sensitive to inflation or changes in the market interest rate environment, any decline in market rates of interest or the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets.

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

For comparative purposes, the year-end financial statements and their accompanying notes have been presented in constant pesos as of December 31, 2008.  This presentation does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

Currency Exchange Rates

A material portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and in the future may continue to maintain material gaps in the balances of such assets and liabilities.  Currently, we do not maintain material gaps between the balances of these assets and liabilities.  Our reported income is affected by changes in the value of the peso with respect to foreign currencies (principally the U.S. dollar) because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are translated to pesos in preparing our financial statements.  The Chilean government’s economic policies and any future changes in the value of the peso against the U.S. dollar could adversely affect our financial condition and results of operations.  In the past, the peso has been subject to significant volatility when compared to the U.S. dollar.  The peso appreciated against the U.S. dollar by 15.9%, 6.6% and 8.1% in 2003, 2004 and 2005, respectively.  In 2006 the peso depreciated against the U.S. dollar by 3.5% as compared to 2005 and in 2007 appreciated in value by 6.4% as compared to 2006.  In 2008, the peso depreciated against the U.S. dollar by 28.0% as compared to 2007.  Our exchange rate as of December 31, 2007 and 2008 was Ch$497.87 and Ch$637.44 per US$1.00, respectively.  The peso may be subject to significant fluctuations in the future.  As previously described, we began calculating our foreign exchange rates in accordance with Circular No. 3,345 issued by the Chilean Superintendency of Banks and its related amendments.  See “Item 3. Key Information—Exchange Rate Information.”

Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities.  As of December 31, 2007 and 2008, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$(194) million and Ch$(170) million, respectively.

Critical Accounting Policies and Estimates

As a Chilean bank, we prepare our consolidated financial statements in conformity with accounting principles generally accepted in Chile and the rules of the Chilean Superintendency of Banks relating thereto, which, together, differ in certain significant respects from U.S. GAAP.  See notes 26 and 27 to our financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us, a reconciliation to U.S. GAAP of net income and shareholders’ equity as of and for each of the three years in the period ended December 31, 2008, additional disclosures required under U.S. GAAP and a discussion of recently issued accounting policies as they relate to us.

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

For purposes of the financial information presented in this Annual Report, as of and for the period ending December 31, 2008, and for periods ending earlier, we have applied regulations of the Chilean Superintendency of Banks applicable to such periods.

Although the level of detail in the statutory loan category schedules limits management’s discretion regarding the category to which a given loan should correspond, our management is required to make estimates and judgments about inherently subjective matters in determining the classification of individual loans and such classification affects the determination of the allowance for loan losses.  The allowance for loan losses requires us to make estimates and, consequently, we regularly evaluate our allowance for loan losses by taking into consideration factors such as changes in the nature and volume of our loan portfolio, trends in forecasted portfolio credit quality and economic conditions that may affect our borrowers’ ability to pay.  Increases in our allowance for loan losses are reflected as provisions for loan losses in our income statement.  Loans are charged off when management determines that the loan or a portion thereof is uncollectible.  Charge-offs are recorded as a reduction of the allowance for loan losses.  See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Current Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses.”

For a further description of the Chilean Superintendency of Banks regulations relating to loan classification and provisioning, see “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Current Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses.”

We consider the accounting estimates related to allowance for loan losses to be “critical accounting estimates” because:  (i) they are highly susceptible to change from period to period because our assumptions about the risk of loss used to classify our loans are updated for recent performance experience which may increase or decrease our risk index that is used to determine our global allowance, (ii) our specific allowances are also updated to reflect recent performance which may result in an increase or decrease in our specific allowances, (iii) it requires management to make estimates and assumptions about loan classification and the related estimated probable loss, if any, and (iv) any significant difference between our estimated losses (as reflected in the specific and general provisions) as of the balance sheet date and our actual losses will require us to adjust our allowance for loan losses that may result in additional provisions for loan losses in future periods which could have a significant impact on our future net income and/or financial condition.  At December 31, 2008, our allowance for loan losses was Ch$72,308 million.

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

Effective January 1, 2006, new rules were issued for the accounting treatment of certain derivative instruments and hedges of financial assets.  Traditional financial instruments which meet the definition of a “derivative” are initially recognized on the balance sheet at cost (including transaction fees) and, at subsequent period ends, at their fair value.  When a derivative contract is signed, it must be designated by us as a trading contract or a hedge.  Any changes in the fair value of trading financial derivative contracts are recorded in income under “Gains (losses) from trading activities.”

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

Transition to the Compendium of Accounting Standards of the Chilean Superintendency of Banks

The Chilean Superintendency of Banks, along with other agencies in Chile, agreed to implement IFRS to internationalize the reporting standards of public companies.  The strategic plan for the Chilean Superintendency of Banks entails applying the new accounting standards for the banking industry beginning January 1, 2009.

In order to ensure the stability of the financial system and to consider certain peculiarities in relation to current laws or regulations, the Chilean Superintendency of Banks released the “Compendio de Normas Contables” (Compendium of Accounting Standardss, or Compendium).  The Compendium contains certain limitations and details for the implementation of the rules of the Colegio de Contadores de Chile (College of Chartered Accountants of Chile), which reflects IFRS.

Beginning in 2008, Chilean banks began a process of applying IFRS in certain presentation and disclosure requirements.  This involved reclassifying the balance sheet and income statement accounts as required by the Chilean Superintendency of Banks.  See note 2 to our audited consolidated financial statements included herein for a description of the reclassifications and convergence to IFRS.

The main reclassifications in 2008 were:

•                  Interest income from investments held-for-trading are classified as trading and investment income (previously classified as interest revenue).

•                  Income received from contingent loan operations are now classified as fee income (previously classified as interest income).

•                  Sales force expenses are now classified as administration expenses (previously classified as other expenses, under gross operational margin).  This is a transitional reclassification as the application of IFRS will require us to use the effective interest method to record these expenses, reducing interest income on an accrual basis.

•                  Contingent assets are now carried off-balance sheet in memorandum accounts.

•                  Credit card charges in process are now classified as loans (previously classified as other assets).

•                  Shareholders’ equity will now include a provision for minimum dividends reducing the Retained earnings account.

Chilean banks began applying IFRS on January 1, 2009.  The main changes in accounting criteria that affected CorpBanca and our subsidiaries are summarized below:

a.               Effective interest rate.  We accrue interest on loans at their effective interest rate, which includes direct and incremental loan origination costs.

b.              Impaired loan portfolio.  We incorporated the concept of “impaired portfolio,” which is comprised of loans for which there is concrete evidence that the debtor will be unable to fulfill any part of its obligations in accordance with agreed-upon payment conditions, with little possibility of recovering the amounts owed by enforcing or collecting on security interests on guarantees, using legal collections or renegotiating conditions.  Within this context, we will keep these loans within the impaired loan portfolio until payment capacity or behavior has returned to normal.  However, we will continue to charge-off individual loans that comply with the loan charge-off conditions set forth in d. below.

c.               Suspension of revenue recognition on an ccrual basis.  Until December 31, 2008, revenue from interest and indexation was recognized on an accrual basis until the occurrence of any of following circumstances:

1.               Beginning on the date on which a loan, a portion of a loan or an installment became 90 days past due and when all past due amounts are not paid or renegotiated.

2.               For all loans classified in categories D1 and D2, beginning on the date of such classification and until their reclassification to a risk category less than C4.

3.               For all loans classified as category C4 for more than one year, beginning at the one-year mark and until their classification in a lower risk category.

Beginning January 1, 2009, revenue is no longer recognized on an accrual basis for loans included in the impaired portfolio that meet the following conditions:

Interest is suspended when:
Individually Evaluated: Borrowers classified in categories D1 and D2	By being classified in these categories.

Individually Evaluated: Borrowers classified in categories C3 and C4	When classified for three months as “impaired loans”.

Globally Evaluated: Borrowers with guarantees less than 80%.	When the loan or one of the installments has been past-due for more than 6 months (Interest is suspended on an individual basis).

d.              Loan Charge-offs.  Until December 31, 2008, the term during which loan and accounts receivable installments that were past due or in default had to be charged-off, as dictated by the Chilean Superintendency of Banks, began once the installment entered the past-due portfolio.  The past-due portfolio only included loans or loan installments with principal or interest payments more than 90 days past due.

Beginning January 1, 2009, loans and accounts receivable are charged-off for installments that are past due, in default and outstanding, and the term begins at the moment of default, i.e. when the default time of an installment or a portion of a loan reaches the charge-off term detailed as follows:

Type of Loan	Term
Consumer loan with or without collateral	6 months
Other operations without collateral	24 months
Commercial loans with collateral	36 months
Home mortgage loans	48 months
Consumer leasing	6 months
Other non-real estate leasing operations	12 months
Real estate leasing (commercial y home)	36 months

The term corresponds to the time elapsed since the date on which payment of all or part of the obligation in default became due.

e.               Fixed Assets.  Until fiscal year 2008, fixed assets were valued at price-level restated cost, net of accumulated depreciation. Beginning this fiscal year, fixed assets are valued at historic cost or at the value determined in the last appraisal required by regulators, with price-level restatement applied until December 31, 2007.  In the case of certain real estate, and in accordance with the Chilean Superintendency of Banks’ compendium of standards, the bank recorded the independently-appraised fair value of these assets at their cost.

f.                 Intangible Assets.  Prior to January 1, 2009, computer software was valued at price-level restated cost, net of accumulated amortization. Beginning January 1, 2009, intangible assets are valued at historic cost, with price-level restatement applied until December 31, 2007.  For our main operating system software, Integrated Banking System, we recorded its fair value, after reviewing its remaining years of useful life based on a report issued by independent consultants, at its cost.

g.              Investments in Companies.  Investments in companies in which we do not exercise significant influence, with less than 20% ownership, have been recorded at historic cost with price-level restatement applied until December 31, 2007, recognizing dividends when received.

h.              Other Assets.  In applying the Chilean Superintendency of Banks’ Compendium of Accounting Standardss and IFRS, certain expenses are no longer deferrable and have been adjusted to equity for the initial application of the new standards.

i.                  Price-level Restatement.  Prior to January 1, 2009, capital, reserves, retained earnings, fixed assets and other non-monetary balances were adjusted based on variations in the Consumer Price Index (CPI).

Beginning January 1, 2009, price-level restatement was eliminated as Chile’s economy is not considered to be hyperinflationary, in accordance with International Accounting Standard No. 29 (IAS 29).  Any price-level restatement applied prior to December 31, 2007, the date of transition to the new standards, was not reversed and in accordance with standards required by law, price-level restatement applied to paid-in capital and reserves during 2008 was not reversed.

See note 2 to our audited consolidated financial statements included herein for more information regarding the reclassifications and a reconciliation to IFRS.

Recently Adopted and New Accounting Pronouncements

See notes 2 and 27 to our financial statements for a detailed description of recently adopted and new accounting pronouncements in Chilean and U.S. GAAP.

Results of Operations

Pursuant to Chilean GAAP and for comparative purposes, the financial information in this section is restated in constant pesos as of December 31, 2008.

Results of Operations for the Years Ended December 31, 2007 and 2008

The Chilean Superintendency of Banks required certain presentation and disclosure requirements as first steps towards convergence with IFRS which was applied as of January 1, 2008.  As a result, the information as of and for the years ended December 31, 2007 and 2006 contained in our consolidated financial statements for the year ended December 31, 2008 is presented on the same basis as the information as of and for the year ended December 31, 2008.  The selected consolidated financial information included herein as of and for the year ended December 31, 2008, together with the selected consolidated financial information for the years ended December 31, 2004, 2005, 2006 and 2007, is derived from, and presented on the same basis as, our consolidated financial statements and should be read together with the consolidated financial statements.  Since our consolidated financial statements, including the selected consolidated information included herein, have been prepared using these reclassifications, they are not comparable with the audited consolidated financial statements included in previous annual reports filed on Form 20-F.  Readers should exercise caution in determining trends based on prior annual reports.  See “—Critical Accounting Policies and Estimates—Transition to the Compendium of Accounting Standards of the Chilean Superintendency of Banks” above and note 2 to our audited consolidated financial statements included herein for a description of the reclassifications and convergence to IFRS.

The following table sets forth the principal components of our net income for the years 2007 and 2008:

	For the Year Ended December 31,				% Change from Prior Year
	2007		2008		2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)

Components of net income:
Net interest revenue	Ch$	179,196	Ch$	212,985	18.9%
Provisions for loan losses	(27,894)		(54,561)		95.6
Fees and income from services, net	40,355		42,052		4.2
Other operating income (loss), net	9,973		19,943		100.0
Other income and expenses, net	393		418		6.4
Operating expenses	(108,015)		(120.006)		11.1
Loss from price-level restatement, net	(28,255)		(33,654)		19.1
Income before income taxes	65,753		67,177		2.2
Income taxes	(10,161)		(10,867)		6.9
Net income	Ch$	55,592	Ch$	56,310	1.3%

The following table presents summary information related to our lines of business for the years ending December 31, 2007 and 2008.

	Year ended December 31, 2007
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International (1)	Non- Banking Financial Services	Total
	(in millions of constant Ch$ as of December 31, 2008)

Net interest revenue	26,980	32,438	48,879	33,292	33,128	4,479	179,196
Fees and income from services, net	2,687	6,531	10,366	6,489	(725)	15,007	40,355
Trading and investment income, net	—	4,161	—	—	(4,903)	—	(742)
Foreign exchange gains (losses), net	1,338	(205)	229	—	5,302	1,586	8,250
Other operating revenue	(53)	1,630	—	—	(346)	1,234	2,465
Provision for loan losses	2,623	(2,887)	(10,916)	(16,111)	(603)	—	(27,894)
Gross Operational margin	33,575	41,668	48,558	23,670	31,853	22,306	201,630
Other income and expenses	—	—	—	—	—	—	393
Operating expenses	—	—	—	—	—	—	(108,015)
Net loss from price-level restatement	—	—	—	—	—	—	(28,255)
Income before income taxes	—	—	—	—	—	—	65,753
Average Loans	1,548,699	947,225	826,774	280,863	39,413	—	3,642,974
Average Investments	—	—	—	—	108,788	126,794	235,582

(1)                                 Includes other non-segment items

	Year ended December 31, 2008
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International (1)	Non- Banking Financial Services	Total
	(in millions of constant Ch$ as of December 31, 2008)

Net interest revenue	21,525	39,104	50,421	29,820	61,775	10,340	212,985
Fees and income from services, net	4,492	8,356	15,117	5,411	270	8,406	42,052
Trading and investment income, net	—	(5,059)	—	—	60,056	—	54,997
Foreign exchange gains (losses), net	2,810	4,656	62	—	(50,415)	—	(42,887)
Other operating revenue	—	472	700	—	194	6,467	7,833
Provision for loan losses	(3,366)	(7,082)	(21,072)	(23,640)	—	599	(54,561)
Gross Operational margin	25,461	40,447	45,228	11,591	71,880	25,812	220,419
Other income and expenses	—	—	—	—	—	—	418
Operating expenses	—	—	—	—	—	—	(120,006)
Net loss from price-level restatement	—	—	—	—	—	—	(33,654)
Income before income taxes	—	—	—	—	—	—	67,177
Average Loans	1,850,688	1,146,589	1,101,849	272,065	10,003	—	4,381,194
Average Investments	—	—	—	—	233,167	107,905	341,072

(1)                                 Includes other non-segment items

Net Interest Revenue

The following table sets forth the elements of our net interest revenue for the years 2007 and 2008:

	For the Year Ended December 31,				% Change from Prior Year
	2007		2008		2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)

Interest revenue	Ch$	415,008	Ch$	559,702	34.9%
Interest expense	(235,812)		(346,717)		47.0%
Net interest revenue	Ch$	179,196	Ch$	212,985	18.9%

Our net interest revenue increased by 18.9% in 2008 as compared to 2007.  This is due to an increase in our interest revenue amounting to Ch$559,702 million (an increase of 34.9%), offset by greater interest expenses of Ch$346,717 million (an increase of 47%).  The increase in interest revenue is mainly the result of two factors: our growth in average interest-earning assets, which increased by 21.2% in 2008 as compared to 2007, and the increase in our interest revenue from inflation indexed interest-earning assets. The accumulated inflation rate calculated from November 2007 to November 2008 rose above market expectations reaching 8.9% compared to the 7.4% recorded in 2007.  Inflation positively affects our interest revenue because we have a greater amount of assets denominated in inflation indexed Chilean UF currency (unidad de fomento) than our UF-denominated liabilities.  The increase in interest expense is mainly related our increased financing needs to fund our growth in interest-earning assets, higher inflation rate experienced in 2009, increases in the monetary rate and a rise in the risk premium.  The monetary policy rate in Chile increased from 5.00% in January 2007 to 6.00% in December 2007 and ended 2008 at 8.25%. Our total average interest-bearing liabilities as of December 31, 2007 and 2008 were Ch$3,323,069 million and Ch$4,135,320 million, respectively.

The following table sets forth information as to key elements of our interest revenue for the years 2007 and 2008:

	For the Year Ended December 31,				% Change from Prior Year
	2007		2008		2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)

Interest revenue	Ch$	415,008	Ch$	559,702	34.9%
Average interest-earning assets:
Loans (1)	3,226,631		3,751,273		16.3
Financial investments	235,582		341,072		44.8
Loans and receivables to banks	66,394		60,918		(8.2)
Total average interest-earning assets	Ch$	3,528,607	Ch$	4,153,263	17.7%

(1)           Includes commercial, consumer, mortgage, contingent and past due loans.

Our average interest-earning assets were Ch$4,783,184 million in 2008 as compared to Ch$3,944,950 million in 2007, representing an increase of 21.1%.  The increase is mainly due to our strong growth in wholesale banking and retail mortgage loans.  The main increases in the wholesale loan portfolio were seen in the construction, utility and community and personal services industries, increasing by 50.3%, 101.0% and 23.1% (end of year balances), respectively.  Our results of operations and financial position have not suffered any direct impact as a consequence of the recent credit market instability in the U.S. resulting from concerns with increased defaults of subprime and certain other mortgage products and loss of liquidity in markets for mortgage related securities.  As of December 31, 2008, our investment portfolio did not contain instruments (i) backed by, or otherwise related to, U.S. subprime mortgages or (ii) with exposure to monoline financial guarantors.  Moreover, we have not been materially affected by the high cost of funding in the global market, mainly because the liquidity available from the Chilean market enabled us to fund its operations and maintain its regular business activities.

The following table sets forth the key elements of our interest expense for the years ended December 31, 2007 and 2008:

	For the Year Ended December 31,				% Change from Prior Year
	2007		2008		2008
	(in millions of constant Ch$ as of December 31, 2008 except for percentages)

Interest expense	Ch$	235,812	Ch$	346,717	47.0%
Average interest-bearing liabilities:
Savings accounts	11,245		10,433		(7.2)
Time deposits	2,149,468		2,876,604		33.8
Central Bank borrowings	13,284		39,128		194.5
Repurchase agreements	119,211		102,033		(14.4)
Mortgage finance bonds	377,284		338,751		(10.2)
Other interest-bearing liabilities	652,577		768,371		17.7
Total average interest-bearing liabilities	Ch$	3,323,069	Ch$	4,135,320	24.4%

Our interest expense was Ch$346,717 million in 2008 compared to Ch$235,812 million in 2007, an increase of 47.0%.  The increase in interest expense is mainly related our increased financing needs to fund our growth in interest-earning assets, higher inflation rate experienced in 2009, increases in the monetary rate and a rise in the risk premium.

Our funding strategy was mainly driven by growth in time deposits and the issuance of subordinated bonds.  In 2008, we placed UF3,000,000 million in subordinated bonds in the local market, representing approximately Ch$64,358 million as of December 31, 2008.  Our time deposits represent 69.6% of our total interest-bearing liabilities, respectively.

Net interest margin (net interest revenue divided by average interest-earning assets) remained relatively flat year-on-year at approximately 5.1%.

Provisions for Loan Losses

Provisions and charge-offs for loan losses were Ch$54,561 million in 2008 as compared to Ch$27,894 million in 2007, an increase of 95.6% mainly due to our growth in the retail banking segment, our growth in loans and the less favorable economic conditions in Chile.  Charge-offs increased by 60.9% in 2008 amounting to Ch$47,540 million.  Allowances for loan losses as a percentage of total loans was 1.5% as of December 31, 2008 which increased slightly when compared to our risk index of 1.4% as of December 31, 2007.  The increase is principally due to weaker economic conditions in Chile and to the high inflation rates experienced during the prior two years, which particularly affected the purchasing power of our consumer finance customers.  In our management’s judgment, our allowances for loan losses as of December 31, 2008 were adequate to cover any known or probable losses in the loan portfolio.

The following table sets forth certain information relating to our allowances for loan losses as of December 31, 2007 and 2008:

	As of December 31,				% Change from prior year
	2007		2008		2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)

Total loans	Ch$	4,306,019	Ch$	4,944,183	14.8%
Substandard loans	75,729		110,089		45.4
Allowances for loan losses	58,598		72,308		23.4
Allowances for loan losses as a percentage of total loans	1.4%		1.5%		7.5
Allowances for loan losses as a percentage of past due loans	229.4%		187.1%		(18.5)
Allowances for loan losses as a percentage of substandard loans	77.4%		65.7%		(15.1)%

Net Fees and Income from Services

Fees and income from services for the year ended December 31, 2008 were Ch$42,052 million, an increase of Ch$1,697 million, or 4.2% when compared to last year.  Throughout 2008, we maintained our growth in retail banking which allowed us to end the year with over approximately 220,000 retail customers.  Furthermore, we continued our effort to expand cross-selling and product usage and raised fees in line with what we believe to be the market standard.  As of December 31, 2008, we had approximately 69,000 retail checking accounts and 246,000 credit cards, an increase over the prior year of 16.9% and 5.6%, respectively.  However, this strong growth in retail checking accounts has not resulted in a reduction of the average balance per account which remains flat at Ch$1 million and in line with industry standards.  Our promotions such as discounts on gasoline purchases have improved sales and usage rates of this product.  During the fourth quarter of 2008, the usage rate for our cards was above the market standard at 60.0% while the industry’s average was 48.6%.

Other Net Operating Income

The following table sets forth certain components of our other net operating income for 2007 and 2008:

	For the year ended December 31,				% Change from prior year
	2007		2008		2008
	(in millions of constant Ch$ as of December 31, 2008 except for percentages)

Trading activities, net	Ch$	(742)	Ch$	54,997	7,512.0%
Foreign exchange transactions, net	8,250		(42,887)		(619.8)
Other operating income and expenses, net	2,465		7,833		217.8
Total other operating income (loss), net	Ch$	9,973	Ch$	19,943	100.0%

In 2008, we recorded a total other operating income of Ch$19,943 million as compared to Ch$9,973 million in 2007.  Net revenues from treasury activities (net trading and investment income and foreign exchange gains and losses) increased by Ch$4,601 million as compared to the prior year.  This rise in revenues is mainly composed of an increase in sales of available-for-sale instruments of Ch$2,132 million and an increase of Ch$56,161 million in derivatives designated as held-for-trading (include interest and currency instruments).  These increases were partially offset by a reduction in revenues from net foreign currency transactions and trading instruments of Ch$51,137 million and Ch$2,193 million, respectively.  We maintain positions which are reported as trading or foreign exchange transactions, even though they may provide an effective economic hedge for managing risk.  The variance in other operating revenues include the sale of Visa shares for Ch$1,707 million, sales of assets received in lieu of payment for Ch$1,657 million (Ch$364 million in 2007) and other revenues amounting to Ch$4,469 million (Ch$2,101 million in 2007) which are mainly due to a one time indemnification for the early termination of a contract for external sales forces and revenues from our leasing clients’ contractual obligations to pay for property taxes on leased assets.

Operating Expenses

The following table sets forth the principal components of our operating expenses for the years ended 2007 and 2008:

	For the year ended December 31,				% Change from prior year
	2007		2008		2008
	(in millions of constant Ch$ as of December 31, 2008 except for percentages)

Personnel salaries and expenses	Ch$	52,390	Ch$	57,716	10.2%
Administrative and other expenses	44,067		50,511		14.6
Depreciation amortization	7,197		4,916		(31.7)
Other operating expenses	4,361		6,863		57.4
Total operating expenses	Ch$	108,015	Ch$	120,006	11.1%

Operating expenses increased by Ch$11,991 million, or 11.1% in 2008 as compared to 2007.  This increase is mainly due to personnel salaries expenses, up by 10.2%, and administrative and other expenses, up by 14.6%.  This rise is a consequence of our strategy to focus on more profitable business segments (retail and small and medium sized companies (SMEs)) which require larger investment in terms of bank branches, personnel, and other operations.  During 2008, our average number of employees increased to 3,250, an increase of 19.9% over last year.  As of December 31, 2008, our roster remained relatively flat at approximately 3,100 employees.  Additionally, administrative and other expenses include payments for a service agreement to our affiliate Corp Group Interhold S.A.  Under this agreement, we pay fees of approximately UF6,250 per month.  This agreement was signed on July 6, 2001 and had an initial five year term which is automatically renewable for one-year periods thereafter.  These increases were offset by lower depreciation and amortization expenses of Ch$2,281 million which was related to goodwill that was recorded in 1998 for the purchase of the Corfinsa portfolio and Financiera Condell.  In March 2008, the goodwill related to theses acquisitions was fully amortized.  Other operating expenses increased by Ch$2,502 million which was mainly related to charge-offs for assets received in lieu of payment.

Our efficiency ratio (operating expenses as a percentage of operating revenue which is the aggregate of net interest revenue, net fees and income from services and net other operating income) decreased to 43.6% in 2008 from 47.0% in 2007.  This is mainly a result of our growth in our net interest revenue which rose by 18.9% partially offset by greater operating expenses.

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

Our net loss due to price-level restatement increased from Ch$28,255 million in 2007 to Ch$33,654 million in 2008.  This was due to the higher accumulated inflation rate in 2008, reaching 8.9% versus 7.4% in 2007.

Income Taxes

Our net tax liability remained relatively flat year-on-year and ended 2008 at Ch$10,161 million. This slight increase is due to the rise in revenues.

Results of Operations for the Years Ended December 31, 2006 and 2007

The following table sets forth the principal components of our net income for the years 2006 and 2007:

	For the Year Ended December 31,				% Change from Prior Year
	2006		2007		2007
	(in millions of constant Ch$ as of December 31, 2008 except for percentages)

Components of net income:
Net interest revenue	Ch$	130,856	Ch$	179,196	36.9%
Provisions for loan losses	(14,863)		(27,894)		87.7
Fees and income from services, net	31,681		40,355		27.4
Other operating income, net	10,791		9,973		(7.6)
Other income and expenses, net	389		393		1.0
Operating expenses	(95,988)		(108,015)		12.5
Loss from price-level restatement, net	(8,196)		(28,255)		244.7
Income before income taxes	54,670		65,753		20.3
Income taxes	(8,933)		(10,161)		13.7
Net income	Ch$	45,737	Ch$	55,592	21.5%

The following table presents summary information related to our lines of business for the years ending December 31, 2006 and 2007.

	Year ended December 31, 2006
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International(1)	Non- Banking Financial Services	Total
	(in millions of constant Ch$ as of December 31, 2008)

Net interest revenue	29,684	26,847	36,756	34,214	3,096	258	130,855
Fees and income from services, net	3,204	6,360	6,590	1,419	(271)	14,380	31,682
Trading and investment income, net	—	302	—	—	5,413	—	5,715
Foreign exchange gains (losses), net	755	1,553	116	—	(1,730)	(4)	690
Other operating revenue	(56)	1,301	(3,105)	—	(603)	6,849	4,386
Provision for loan losses	869	(2,587)	(5,004)	(7,066)	(1,075)	—	(14,863)
Gross Operational margin	34,456	33,776	35,353	28,567	4,830	21,483	158,465
Other income and expenses	—	—	—	—	—	—	389
Operating expenses	—	—	—	—	—	—	(95,989)
Net loss from price-level restatement	—	—	—	—	—	—	(8,196)
Income before income taxes	—	—	—	—	—	—	54,669
Average Loans	1,337,259	859,098	625,668	255,316	19,733	—	3,097,074
Average Investments	—	—	—	—	118,357	110,669	229,026

	Year ended December 31, 2007
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International(1)	Non- Banking Financial Services	Total
	(in millions of constant Ch$ as of December 31, 2008)

Net interest revenue	26,980	32,438	48,879	33,292	33,128	4,479	179,196
Fees and income from services, net	2,687	6,531	10,366	6,489	(725)	15,007	40,355
Trading and investment income, net	—	4,161	—	—	(4,903)	—	(742)
Foreign exchange gains (losses), net	1,338	(205)	229	—	5,302	1,586	8,250
Other operating revenue	(53)	1,630	—	—	(346)	1,234	2,465
Provision for loan losses	2,623	(2,887)	(10,916)	(16,111)	(603)	—	(27,894)
Gross Operational margin	33,575	41,668	48,558	23,670	31,853	22,306	201,630
Other income and expenses	—	—	—	—	—	—	393
Operating expenses	—	—	—	—	—	—	(108,015)
Net loss from price-level restatement	—	—	—	—	—	—	(28,255)
Income before income taxes	—	—	—	—	—	—	65,753
Average Loans	1,548,699	947,225	826,774	280,863	39,413	—	3,642,974
Average Investments	—	—	—	—	108,788	126,794	235,582

(1)                                 Includes other non-segment items

Net Interest Revenue

The following table sets forth the elements of our net interest revenue for the years 2006 and 2007:

	As of December 31,				% Change from prior year
	2006		2007		2007
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)

Interest revenue	Ch$	293,181	Ch$	415,008	41.6%
Interest expense		(162,326)		(235,812)	45.3
Net interest revenue	Ch$	130,855	Ch$	179,196	36.9%

Our net interest revenue was Ch$179,196 million in 2007 compared to Ch$130,855 million in 2006, an increase of 36.9%.  This is due to an increase in our interest revenue amounting to Ch$415,008 million (an increase of 41.6%), partially offset by greater interest expenses of Ch$235,812 million (an increase of 45.3%).  The increase in interest revenue is mainly the result of two factors: our growth in average interest-earning assets, which increased by 16% in 2007 as compared to 2006, and the increase in our interest revenue from inflation indexed interest-earning assets.  The accumulated inflation rate in 2007 rose above market expectations reaching 7.4% compared to the 2.1% recorded in 2006.  Inflation positively affects our interest revenue because we have a greater amount of assets denominated in inflation indexed Chilean UF currency (unidad de fomento) than our UF denominated liabilities.  The increase in interest expense is mainly due to the substantial increase in time deposits and other interest-bearing liabilities which were acquired in order to fund our growth in loans.  Our total average interest-bearing liabilities as of December 31, 2006 and 2007 were Ch$3,323,069 million and Ch$4,135,320 million, respectively.

The following table sets forth information as to key elements of our interest revenue for the years 2006 and 2007:

	As of December 31,				% Change from prior year
	2006		2007		2007
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)

Interest revenue	Ch$	293,181	Ch$	415,008	41.6%
Average interest-earning assets:
Loans (1)	2,891,847		3,226,631		11.6
Financial investments	229,026		235,582		2.9
Interbank deposits	73,547		66,394		(9.7)
Total average interest-earning assets	Ch$	3,194,420	Ch$	3,528,607	10.5%

(1)                                  Includes commercial, consumer, mortgage, contingent and past due loans.

Our average interest-earning assets were Ch$3,528,607 million in 2007 as compared to Ch$73,547 million in 2006, representing an increase of 10.5%.  The increase is mainly due to our strong growth in retail banking and our record year growth in wholesale banking.  The main increases in the wholesale loan portfolio were seen in the financial services, community social and personal services, and commerce industries, increasing by 59.7%, 21.0% and 20.4% (end of year balances), respectively.  Our results of operations and financial position have not suffered any direct impact as a consequence of the recent credit market instability in the U.S. resulting from concerns with increased defaults of subprime and certain other mortgage products and loss of liquidity in markets for mortgage related securities.  As of December 31, 2007, our investment portfolio did not contain instruments (i) backed by, or otherwise related to, U.S. subprime mortgages or (ii) with exposure to monoline financial guarantors.  Moreover, we have not been materially affected by the high cost of funding in the global market, mainly because the liquidity available from the Chilean market enabled us to fund its operations and maintain its regular business activities.

The following table sets forth information as to key elements of our interest expense for the years 2006 and 2007:

	For the year ended December 31,				% Change from prior year
	2006		2007		2007
	(in millions of constant Ch$ as of December 31, 2008 except for percentages)

Interest expense	Ch$	162,326	Ch$	235,812	45.3%
Average interest-bearing liabilities:
Savings accounts	13,589		11,245		(17.2)
Time deposits	1,807,893		2,149,468		18.9
Central Bank borrowings	11,001		13,284		20.8
Repurchase agreements	96,710		119,211		23.3
Mortgage finance bonds	354,051		377,284		6.6
Other interest-bearing liabilities	568,164		652,577		14.9
Total average interest-bearing liabilities	Ch$	2,851,408	Ch$	3,323,069	16.5%

Our interest expense was Ch$235,812 million in 2007 compared to Ch$162,326 million in 2006, an increase of 45.3%.  This increase was mainly the result of funding our growth in our average loan portfolio, which grew 10.5% in 2007 as compared to 2006 and the higher inflation rate experience during 2007 when compared to 2006.

Our funding strategy was mainly driven by growth in time deposits and the issuance of banking bonds.  In 2007, we placed UF6 million in three bonds in the local market, representing approximately Ch$128,715 million as of December 31, 2007.  Each of these bonds have a face value of UF2 million and were placed during April, July and November of 2007.  The successful bond placement and the increase in the average durations for time deposits were the main factors contributing to the reduced financing costs during 2007.  Our time deposits and mortgage finance bonds represent 64.7% and 11.4% of our total interest-bearing liabilities, respectively.

Net interest margin (net interest revenue divided by average interest-earning assets) was approximately 4.1% and 5.1% for 2006 and 2007, respectively.  This increase was primarily the result of two factors, higher spreads on our growth in average interest-bearing assets and our revenue from inflation indexed interest-earning assets.

Provisions for Loan Losses

Net provisions and charge-offs for loan losses were Ch$27,894 million in 2007 as compared to Ch$14,863 million in 2006, an increase of 87.7% due to our growth in the retail segment which is more profitable but also associated with greater risk.  Charge-offs increased by 29.8% in 2007 amounting to Ch$29,538 million.  Allowances for loan losses as a percentage of total loans was 1.4% as of December 31, 2007 which compares favorably to our risk index of 1.5% as of December 31, 2006.  The improvement was mainly due to changes in the composition of our loan portfolio. In our management’s judgment, our allowances for loan losses as of December 31, 2007 were adequate to cover any known or probable losses in the loan portfolio.

The following table sets forth certain information relating to our allowances for loan losses as of December 31, 2006 and 2007:

	As of December 31,				% Change from prior year
	2006		2007		2007
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)

Total loans	Ch$	3,556,129	Ch$	4,306,019	21.4%
Substandard loans	70,535		75,729		7.4
Allowances for loan losses	54,365		58,598		7.8
Allowances for loan losses as a percentage of total loans	1.5%		1.4%		(11.0)
Allowances for loan losses as a percentage of past due loans	243.2%		229.4%		(5.6)
Allowances for loan losses as a percentage of substandard loans	77.1%		77.4%		0.4%

Net Fees and Income from Services

Fees and income from services for the year ended December 31, 2007 were Ch$40,335 million, an increase of Ch$8,654 million, or 27.4% when compared to 2006.  Throughout 2007, we maintained our strong growth in retail banking which allowed us to end the year with over approximately 220,000 retail customers.  Furthermore, we continued our effort to expand cross-selling and product usage and raised fees in line with what we believe to be the market standard.  As of December 31, 2007 we had approximately 59,000 retail checking accounts and 233,000 credit cards, an increase over the prior year of 23.1% and 35.4%, respectively.  However, this strong growth in retail checking accounts has not resulted in a reduction of the average balance per account which remains flat at Ch$1 million and in line with industry standards.  Our promotions such as discounts on gasoline purchases and our no-interest option on purchases for up to 24 months have improved sales and usage rates of this product.  During the fourth quarter of 2007, the usage rate for our cards was above the market standard at 58.0% while the industry’s average was 48.7%.

Other Net Operating Income

The following table sets forth certain components of our other net operating income for 2006 and 2007:

	For the year ended December 31,				% Change from prior year
	2006		2007		2007
	(in millions of constant Ch$ as of December 31, 2008 except for percentages)

Trading activities, net	Ch$	5,715	Ch$	(742)	(113.0)%
Foreign exchange transaction, net	690		8,250		1,095.6
Other operating income and expenses, net	4,386		2,465		(43.8)
Total other operating income, net	Ch$	10,791	Ch$	9,973	(7.6)%

In 2007, we recorded a total other operating income of Ch$9,973 million as compared to Ch$10,791 million in 2006.  This decrease in revenues is a result of a decrease of Ch$ 2,362 million in our available for sale investment activities, a decrease of Ch$4,446 million in derivatives designated as held-for-trading and an increase of Ch$351 million in other financial asset transactions.  Net foreign exchange transactions increased by Ch$7,560 million, which were partially offset by the losses in derivative trading transactions.  We maintain positions which are reported as trading or foreign exchange transactions, even though they may provide an effective economic hedge for managing risk.  The variance in other net operating income and expenses is mainly due to a decrease in sales of assets received in lieu of payment for Ch$364 million (Ch$1,895 million in 2006) and other revenues amounting to Ch$2,101 million (Ch$ 2,491 million in 2006) which are due to various items.

Operating Expenses

The following table sets forth the principal components of our operating expenses for the years ended 2005 and 2006:

	For the year ended December 31,				% Change from prior year
	2006		2007		2007
	(in millions of constant Ch$ as of December 31, 2008 except for percentages)

Personnel salaries and expenses	Ch$	44,090	Ch$	52,390	18.8%
Administrative and other expenses	39,454		44,067		11.7
Depreciation amortization	7,196		7,197		0.0
Other operating expenses	5,248		4,361		(16.9)
Total operating expenses	Ch$	95,988	Ch$	108,015	12.5%

Operating expenses increased by Ch$12,027 million, or 12.5% in 2007 as compared to 2006.  This is a result of our strategy to focus on more profitable business segments (retail and small and medium sized companies (SMEs)) which require larger investment in terms of bank branches, personnel, and other operations.  Personnel salaries and expenses increased by Ch$8,300 million, or 18.8%.  This increase reflects the additional personnel hired to handle increased business activity in our commercial and operational areas.  As of December 31, 2007 our roster was comprised of approximately 3,100 employees, an increase of 30.6% over last year.  Administrative and other expenses increased by Ch$4,613 million, or 11.7%.  As part of our strategy, this increase was primarily due to greater expenditures for marketing campaigns and for leases for additional branches.  We also launched our new corporate image during the third quarter of 2007 and which was accompanied by a solid marketing campaign, orientated to reposition the bank’s brand name. Additionally, administrative and other expenses include payments for a service agreement to our affiliate Corp Group Interhold S.A.  Under this agreement, we pay fees of approximately UF6,250 per month.  This agreement was signed on July 6, 2001 and had an initial five year term which is automatically renewable for one-year periods thereafter.  Our efficiency ratio (operating expenses as a percentage of operating revenue which is the aggregate of net interest revenue, net fees and income from services and net other operating income) decreased to 46.9% in 2007 from 55.3% in 2006.  This is mainly a result of our growth in our net interest revenue which increased by 36.9%.

Net Loss from Price-level Restatement

As described previously, Chilean GAAP requires that financial statements be restated to reflect the full effects of the loss in the purchasing power of the peso on the financial position and the results of operations of reporting entities.  As a result, the increase in our net loss from price-level restatement from Ch$8,933 million in 2006 to Ch$10,161 million in 2007 was due to the higher accumulated inflation rate in 2007 which reached 7.4% in 2007 versus 2.1% in 2006.

Income Taxes

In 2007, we had a net tax liability of Ch$10,161 million as compared to Ch$8,933 million in 2006. This is due to higher income before taxes in 2007 as compared to 2006.

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

Our net income for the years ended December 31, 2006, 2007, and 2008 under Chilean GAAP and U.S. GAAP are as follows:

	Year Ended December 31,
	2006	2007	2008
	(in millions of constant Ch$ as of December 31, 2008)

Net Income (Chilean GAAP)	45,736	55,592	56,310
Net Income (U.S. GAAP)	48,802	59,361	55,105

Our shareholders’ equity for the years ended December 31, 2007 and 2008 under Chilean GAAP and U.S. GAAP are as follows:

	Year Ended December 31,
	2007	2008
	(in millions of constant Ch$ as of December 31, 2008)

Total Shareholders’ Equity (Chilean GAAP)	527,809	483,307
Total Shareholders’ Equity (U.S. GAAP)	501,271	483,266

B.            LIQUIDITY AND CAPITAL RESOURCES

We maintain adequate liquidity to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital requirements.

Sources of Liquidity

Our liquidity depends upon our (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities and other financial institutions.  To cover any liquidity shortfalls and to enhance our liquidity position, we have established lines of credit with foreign and domestic banks and also have access to Central Bank borrowings.

While we are continuing to use all available sources of funding as we believe appropriate, we are continuing to place special emphasis on increasing deposits from retail customers.  These deposits consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us.  In addition, to the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished.  In April 2005, we issued UF8,000,000 (approximately US$315 million) of bonds in the Chilean market with the goal of using the proceeds to reduce our UF gap between assets and liabilities, improve our liquidity and reduce funding costs.  Additionally, in 2006 and 2007, we issued UF2 million and UF6 million of bonds in the Chilean market using the proceeds to finance our normal business activities and to improve its liabilities structure. In 2008, we placed UF3,000,000 in 25 year subordinated bonds to be used to finance our normal business activities and improve our balance sheet structure.  See “—Deposits and Other Borrowings and note 12 to our audited consolidated financial statements.”

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

Reserves

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$17,162 million or US$27 million as of December 31, 2008).  However, a bank may begin operations with 50.0% of such amount, provided that it has a total capital ratio (defined as effective equity as a percentage of risk-weighted assets) of not less than 12.0%.  When a bank’s paid-in capital reaches UF600,000 (Ch$12,872 million or US$20 million as of December 31, 2008) the total capital ratio required is reduced to 10.0%.

The following table sets forth our minimum capital requirements set by the Chilean Superintendency of Banks as of the dates indicated.  See note 14 to our financial statements for a description of the minimum capital requirements.

	As of December 31
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)

Net Capital Base	Ch$	460,987	Ch$	472,218	Ch$	483,307
3% total assets net of allowances	(130,155)		(159,569)		(197,900)
Excess over minimum required equity	Ch$	330,832	Ch$	312,649	Ch$	285,407
Net Capital Base as a percentage of the total assets, net of allowances	10.6%		8.9%		7.3%

Effective equity	Ch$	506,132	Ch$	512,258	Ch$	573,390
8% of the risk-weighted assets	(297,902)		(361,534)		(423,458)
Excess over minimum required equity	Ch$	208,230	Ch$	150,724	Ch$	149,932
Effective equity as a percentage of the risk weighted assets	13.6%		11.3%		10.8%

Financial Investments

The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2006, 2007 and 2008.  Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held-to-maturity.  As of December 31, 2006, 2007 and 2008, we have not classified any securities as held-to-maturity.

	As of December 31,
	2006		2007		2008
	(in millions of constant Ch$ of December 31, 2008)
Held-for-Trading:
Central Bank and government securities
Central Bank securities	Ch$	51,539	Ch$	124,195	Ch$	59,225
Chilean treasury bonds	3,276		11,598		6,264
Other government securities	244		2		2
Subtotal	55,059		135,795		65,491
Other financial securities
Promissory notes related to deposits in local banks	17,493		14,179		13,816
Chilean mortgage finance bonds	7,117		3,815		—
Chilean financial institutions bonds	—		1,982		—
Chilean corporate bonds	—		90		—
Investments in mutual funds	6,139		10,589		5,798
Foreign government and Central Bank instruments	5,547		—		—
Others foreign securities	—		—		—
Subtotal	36,296		30,655		19,614
Total	91,355		166,450		85,105

Available-for-sale:
Central Bank and government securities
Central Bank securities	—		3,249		284,498
Chilean treasury bonds	—		—		34,260
Other government securities	—		—		—
Subtotal	—		3,249		318,758
Other financial securities
Promissory notes related to deposits in local banks	29,758		41,799		257,720
Chilean mortgage finance bonds	—		—		—
Chilean financial institutions bonds	—		—		—
Chilean corporate bonds	—		—		—
Foreign government and Central Bank instruments	—		—		—
Other foreign instruments	—		—		—
Subtotal	29,758		41,799		257,720
Total	29,758		45,048		576,478
Total financial investments	Ch$	121,113	Ch$	211,498	Ch$	661,583

In addition to the securities issued by the Central Bank and the Chilean government disclosed above, we also have a concentration of investments in time deposits and mortgage securities (Ch$27,891 million) issued by Banco del Estado de Chile, representing approximately 5.8% of our shareholders’ equity, at December 31, 2008.  We do not hold securities of any issuer other than the Central Bank, which the aggregate book value of the investment exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

The following table shows interest rates per annum applicable to certain Central Bank bonds as of the dates indicated:

		Peso- denominated	Peso-denominated	UF-denominated	UF-denominated
As of the end of		five-year bond	10-year bond	five-year bond	10-year bond
2005	January	4.93	5.91	2.51	3.10
	February	4.94	5.83	2.32	2.89
	March	5.26	6.00	2.21	2.78
	April	5.45	6.05	2.17	2.61
	May	5.29	5.82	2.15	2.38
	June	5.13	5.60	2.00	2.30
	July	5.35	5.77	1.95	2.38
	August	5.38	5.73	1.87	2.21
	September	5.45	5.78	1.88	2.18
	October	6.02	6.25	2.57	—
	November	6.14	6.44	3.31	—
	December	6.01	6.39	3.17	—

2006	January	5.98	6.16	2.73	2.93
	February	5.91	—	2.73	2.96
	March	6.03	6.28	2.79	3.01
	April	6.06	—	2.63	2.94
	May	6.16	—	2.92	3.15
	June	6.21	6.42	3.17	3.33
	July	6.25	—	2.99	3.21
	August	6.01	—	2.94	3.05
	September	5.86	6.01	3.07	3.03
	October	5.66	—	2.93	2.94
	November	5.36	—	2.82	2.72
	December	5.62	5.50	2.54	2.54

2007	January	5.18	5.27	2.61	2.58
	February	5.31	—	2.61	2.81
	March	—	—	2.47	2.57
	April	5.28	—	2.37	2.59
	May	5.51	—	2.79	2.96
	June	5.86	—	2.99	3.21
	July	6.17	—	2.75	3.12
	August	6.20	—	2.92	3.14
	September	—	—	2.69	2.96
	October	6.23	—	2.85	3.01
	November	—	—	2.90	2.93
	December	6.21	—	—	—

2008	January	6.42	—	2.86	2.92
	February	6.36	—	2.69	2.84
	March	—	—	2.25	2.66
	April	6.42	—	2.21	2.67
	May	6.88	7.05	2.71	3.15
	June	7.61	7.65	2.84	3.38
	July	7.74	7.76	2.90	3.38
	August	7.59	—	2.93	3.33
	September	—	—	3.16	3.36
	October	—	—	3.24	3.22
	November	6.26	—	3.39	3.19
	December	6.02	—	3.35	3.29

2009	January	5.31	—	3.12	2.71
	February	4.53	—	1.99	2.19
	March	4.01	—	1.78	—
	April	4.52	—	1.87	2.56
	May(*)	4.64	—	2.86	3.30

(*)                                 Through May 31, 2009

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

Losses relating to the portion of our investment portfolio classified as “trading” are recorded as actual losses in our income statement as “Losses from trading activities.” Losses relating to the portion of our investment portfolio classified as “available for sale” are recorded in our balance sheet as “Valuation Gains (Losses),” which is a component of our shareholders’ equity.  At October 2005, approximately 70% of our investment portfolio was classified as “available-for-sale,” so the marked-to-market losses relating to the increase in interest rates were reflected on our balance sheet.

In response to the magnitude of losses that would have been generated by maintaining our investment portfolio as it was constituted prior to October 1, 2005, we began to take certain actions aimed at diminishing the negative impact on our income statement of the rate increases discussed above.  In October 2005 we began to gradually liquidate our investment portfolios through sales transactions carried out in the Chilean financial markets.  We continued this liquidation process through the first half of 2006.  Our total financial instruments as a percentage of total assets decreased from 10.0% as of December 31, 2005 to 4.3% as of December 31, 2007 and increased to 10.7% as of December 31, 2008.  Prior to 2008, our balance of financial instruments was significantly smaller than it had been historically, however during 2008, we began increasing the amount of available-for-sale investments as our current strategy is to build a profitable mid-term investment portfolio.

We have implemented certain structural changes that we believe will improve our ability to manage our exposure to market risks.  For example, our Assets & Liabilities (A&L) Committee updated certain exposure limits applicable to our investment portfolio, including limits relating to potential losses.  In addition, while we previously determined our potential loss and position limits on the basis of our free effective equity, which allowed us to establish relatively high limits due to our high level of capitalization, our A&L Committee has determined that such limits should be analyzed and determined on the basis of our net income.  As a result of these adjustments, we have enhanced our ability to effectively manage market risks.  A description of the currently applicable limits, as well as information relating to other tools that we employ to manage market risk, is included under “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments as of December 31, 2008:

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	(in millions of constant Ch$ of December 31, 2008, except for percentages)
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
Held-for-Trading:
Central Bank and government securities:
Central Bank securities	4,854	1.7	43,512	3.5	10,586	4.0	273	3.8	59,225
Chilean treasury bonds	274	4.5	1,203	4.5	2,156	5.3	2,631	3.2	6,264
Other government securities	2	6.6	—	—	—	—	—	—	2
Subtotal	5,130	0.1	44,715	0.3	12,742	0.2	2,904	0.3	65,491
Other financial instruments:
Promissory notes related to deposits in local banks	13,816	0.1	—	—	—	—	—	—	13,816
Chilean mortgage finance bonds	—	—	—	—	—	—	—	—	—
Chilean financial institution bonds	—	—	—	—	—	—	—	—	—
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Investments in mutual funds	5,798	—	—	—	—	—	—	—	5,798
Foreign government and Chilean Central Bank instruments	—	—	—	—	—	—	—	—	—
Other foreign securities	—	—	—	—	—	—	—	—	—
Other Chilean securities	—	—	—	—	—	—	—	—	—
Subtotal	19,614	0.1	—	—	—	—	—	—	19,614
Total	24,744	—	44,715	0.3	12,742	0.2	2,904	0.3	85,105

Available-for-sale:
Central Bank and government securities:	12,332	54.3	112,204	4.1	127,264	4.0	32,688	3.2	284,498
Central Bank securities	1,036	71.7	14,090	1.7	12,357	5.0	6,777	3.3	34,260
Subtotal	13,368		126,294	0.3	139,621	0.2	39,475	0.3	318,758
Other financial instruments:
Promissory notes related to deposits in local banks	208,201	9.3	27,857	4.0	21,421	4.2	241	4.3	257,720
Subtotal	208,201	9.3	27,857	4.0	21,421	4.2	241	4.3	257,720
Total	221,569	0.1	154,151	0.3	161,042	0.2	39,716	0.3	576,478
Total financial investments	246,313	0.1	198,866	0.3	173,784	0.2	42,620	0.3	661,583

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

Net Cash Provided by Operating Activities

	For the year ended December 31,
	2006		2007		2008
	(in millions of constant Ch$ of December 31, 2008)

Net cash provided by operating activities	Ch$	94,845	Ch$	114,511	Ch$	112,410

In 2008, our net cash provided by operating activities remained relatively stable year-on-year. The main changes during the period were due to a rise in provisions and charge-offs for assets at risk which increased to Ch$65,596 million in 2008 from Ch$38,871 million in 2007 and a decrease in the net change in interest, indexation adjustment and fees accrued on assets and liabilities which increased to Ch$51,490 million in 2008 from Ch$18,030 million in 2007 principally due to the higher inflation rate experienced in 2008 as compared to 2007.

In 2007, our net cash provided by operating activities increased by Ch$19,666 million, or 20.7% when compared to 2006.  The increase in operating activities was mainly due an increase in net income, provisions and charge-offs for loan losses by Ch$9,856 million and Ch$13,581 million, respectively.  This was partially offset by increases in various other charges which do not generate cash.

Net Cash Used in Investing Activities

	For the year ended December 31,
	2006		2007		2008
	(in millions of constant Ch$ of December 31, 2008)

Net cash used in investing activities	Ch$	(204,277)	Ch$	(1,058,366)	Ch$	(1,398,169)

Our net cash used in investing activities increased by 32.1% from Ch$1,058,366 million 2007 to Ch$1,398,169 million in 2008.  This increase in investing activities was mainly due to rise in the volume of available-for-sale instruments related to our strategy to build a mid-term investment portfolio.

Our net cash used in investing activities increased from by 418.1% from Ch$204,277 million in 2006 to Ch$1,058,366 million in 2007.  This increase was mainly a result of an increase in the volume of our loan portfolio, as further explained under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Liquidity—Financial Investments.”

Net Cash Provided by Financing Activities

	For the year ended December 31,
	2006		2007		2008
	(in millions of constant Ch$ of December 31, 2008)

Net cash provided by financing activities	Ch$	119,371	Ch$	1,085,130	Ch$	1,240,737

Our net cash provided by financing activities increased by 14.3% from Ch$1,085,130 million in 2007 to Ch$1,240,737 million in 2008.  This increase in financing activities was mainly due to an increase in funding from time deposits, loans obtained abroad and other bank obligations.

Our net cash provided by financing activities increased by 809.0% from Ch$119,371 million in 2006 to Ch$1,085,130 in 2007.  This was primarily the result of an increase in time deposits and borrowings, a decrease in other borrowings and a decrease in the repayment of foreign borrowings.

Deposits and Other Borrowings

The following table sets forth our average daily balance of our liabilities for the years ended December 31, 2006, 2007 and 2008, in each case together with the related average nominal interest rates paid thereon.

Year ended December 31,
2006	2007	2008
Average	Average	Average
Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate
(in millions of constant Ch$ as of December 31, 2008, except for percentages)

Savings accounts	Ch$	13,589	Ch$	264	1.9%	Ch$	11,245	Ch$	747	6.6%	Ch$	10,433	Ch$	911	8.7%
Time deposits	1,807,893	93,709	5.2	2,149,468	127,464	5.9	2,876,604	216,066	7.5
Central Bank borrowings	11,001	545	5.0	13,284	711	5.4	39,128	3,217	8.2
Repurchase agreements	96,710	13,277	13.7	119,211	8,291	7.0	102,033	10,878	10.7
Mortgage finance bonds	354,051	23,316	6.6	377,284	42,703	11.3	338,751	44,659	13.2
Other interest bearing-liabilities	568,164	31,215	5.5	652,577	55,896	8.6	768,371	70,986	9.2
Subtotal interest-bearing liabilities	2,851,408	162,326	5.7%	3,323,069	235,812	7.1%	4,135,320	346,717	8.4%

Non-interest bearing liabilities:	—	—	—	—	—	—
Non-interest bearing deposits	259,734	—	327,501	—	364,176	—
Other non-interest bearing liabilities	427,721	—	193,294	234,319
Shareholders’ equity	484,254	—	480,820	—	459,146	—
Subtotal non-interest bearing liabilities	1,171,709	—	1,001,615	—	1,057,641	—
Total	Ch$	4,023,117	Ch$	162,326	Ch$	4,324,684	Ch$	235,812	Ch$	5,192,961	Ch$	346,717

Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy.  Our most important source of funding is our time deposits.  Time deposits represented 69.6% of our average interest bearing liabilities for the year ended December 31, 2008.  We are continuing to place special emphasis on increasing deposits from retail customers, which consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us.  To the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished.  We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of mortgage finance bonds in Chile’s domestic capital markets.  Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

C.            RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not currently conduct any significant research and development activities.

D.            TREND INFORMATION

Our net interest revenue in 2008 increased significantly when compared to 2007.  This was principally due to a larger portfolio of average interest-earning assets when compared to 2007 and to the favorable effect that inflation has on our business.  Core inflation calculated from November to November of each year reached 8.9% in 2008.  This was 5.9 points over the Central Bank’s target inflation rate of 3.0%.

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

Our operating revenues depend significantly on our net interest revenue.  In 2006, 2007 and 2008, net interest revenue over total operating revenues represented 75.5%, 78.1%, and 77.5%, respectively.  Changes in market interest rates may affect the interest rates earned on our interest-earning assets and the interest rates paid on our interest bearing liabilities which may result in a further reduction in our net interest revenue.

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

The following are the most important trends, uncertainties and events that are reasonably likely to affect us or that would cause the financial information disclosed herein not to be indicative of our future operating results or financial condition:

•                  Uncertainties relating to economic growth expectations and interest rate cycles, especially in the United States, where the high current account deficit of the U.S. economy may translate into an upward adjustment of risk premium and higher global interest rates.

•                  The downturn in the Chilean economy could be worse than expected. Higher than expected unemployment rates and lower economic growth could increase provision expenses and decrease our rate of loan growth in the future.

Also see “Item 5. Operating and Financial Review and Prospects—Operating Results.”

E.              OFF-BALANCE SHEET ARRANGEMENTS

We are party to transactions with off-balance-sheet risk in the normal course of our business.  These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements and include commitments to extend credit.  These commitments include such items as guarantees, open and unused letters of credit, overdrafts and credit card lines of credit.

Such commitments are agreements to lend to a customer at a future date, subject to the customer’s compliance with contractual terms.  Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements.  The amounts of these commitments is Ch$980,742 million as of December 31, 2008.

In 2008, as part of the new format for our financial statements, we reclassified our contingent loans as off-balance sheet items.  Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally US$), as well as open and unused letters of credit.  The total amount of contingent loans held off balance sheet as of December 31, 2007 and 2008 was Ch$583,724 million and Ch$980,742 million, respectively.  Contingent loans are considered in the calculation of risk weighted assets and capital requirements as well as for credit risk reserve requirements.

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

In terms of outstanding exposure to credit risk, the true measure of risk from derivative transactions is the marked-to-market value of the contracts at a point in time (i.e., the cost to replace the contract at the current market rates should the counterparty default prior to the settlement).  For most derivative transactions, the notional principal amount does not change hands; it is simply an amount that is used as a reference upon which to calculate payments.  As of December 31, 2008, the net unrealized gain or loss on our derivative portfolio, determined based on the marked-to-market value, was a gain of Ch$13,874 million.

F.              TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In addition to the scheduled maturities of our contractual obligations which are included under “—Liquidity and Capital Resources—Sources of Liquidity,” as of December 31, 2008, we also had other commercial commitments which mainly consist of open and unused letters of credit together with guarantees granted by us in Ch$, UF and foreign currencies (principally U.S. dollars). We expect most of these commitments to expire unused.

The following table sets forth our contractual obligations and other commercial commitments by time remaining to maturity, as of December 31, 2008, including accrued interest:

Due	Due
Due	after 1 year	after 3 years	Due
within	but within	but within	after
1 year	3 years	6 years	6 years	Total
(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Contractual Obligations
Time and other obligations (1)	Ch$	3,052,437	Ch$	250,371	Ch$	46,579	Ch$	1,355	Ch$	3,350,742
Mortgage finance bonds	36,862	57,165	81,601	155,959	331,588
Bonds	18,347	192,648	67,713	45,955	324,662
Subordinated bonds	9,862	17,812	17,951	63,297	108,922
Central Bank borrowings	244,737	244,737
Borrowings from domestic financial institutions	59,205	59,205
Investments sold under agreements to repurchase	106,734	106,734
Foreign borrowings	419,210	14,191	433,401
Other borrowings	3,875	4,087	12,471	26,961	47,394
Total contractual obligations	Ch$	3,951,269	Ch$	536,274	Ch$	226,315	Ch$	293,527	Ch$	5,007,385

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

Our current directors are as follows:

Directors	Position	Age
Carlos Abumohor Touma	Chairman and Director	88
Álvaro Saieh Bendeck	First Vice Chairman and Director	59
Jorge Andrés Saieh Guzmán	Second Vice Chairman and Director	38
Jorge Selume Zaror	Director	57
Fernando Aguad Dagach	Director	49
Carlos Massad Abud	Director	76
Hernán Somerville Senn	Director	68
Arturo Valenzuela Bowie	Director	65
Ignacio González Martínez	Director	45
Francisco Rosende Ramírez	Director	53
Julio Barriga Silva	Director	71
Juan Rafael Gutiérrez Ávila	Alternate Director	68

Carlos Abumohor Touma became a Director and Chairman of our Board of Directors on June 18, 1996.  Prior to this Mr. Abumohor served as a director and as the Chairman of the board of directors for Banco Osorno y La Union.  Mr. Abumohor is also an investor in financial institutions and sits on the board of directors of several major Chilean companies.

Alvaro Saieh Bendeck became a Director and First Vice Chairman of our Board of Directors on June 18, 1996.  Prior to this Mr. Saieh also served as the Chief Executive Officer and later the First Vice Chairman of Banco Osorno y La Union.  Mr. Saieh is currently the Chairman of Corp Group Interhold S.A. and a director of the Santiago Stock Exchange.  Mr. Saieh also serves similar positions on a variety of different boards.  Mr. Saieh received a B.A. in Business and Administration and graduated from the Universidad de Chile.  Mr. Saieh holds a Ph.D. in Economics from the University of Chicago.

Jorge Andrés Saieh Guzmán became a Director and Second Vice Chairman of our Board of Directors on August 25, 1998.  Mr. Saieh also serves as the Chairman of the board of directors for Consorcio Periodístico de Chile S.A., Vice Chairman of both Corp Group Interhold S.A. and the Chilean National Press Association.  In addition, Mr. Saieh is a member of the board of Corp Group Inmobiliaria S.A and the Vidadeporte foundation.  Mr. Saieh has also served as the Vice Chairman of the board of AFP Protección, as a member of the board of AFP Provida and as a member of the board of our former affiliate CorpBanca Venezuela.  Mr. Saieh received a B.A. in Business and Administration and graduated from the Universidad Gabriela Mistral.  Mr. Saieh holds a Masters in Economics and a Masters in Business and Administration from the University of Chicago.

Jorge Selume Zaror became a Director on May 23, 2001.  Mr. Selume also serves as director of the board, among others, for Vidacorp S.A., Indisa Clinic, and the Universidad Las Americas.  Prior to this Mr. Selume was a director on the board of directors of Banco Osorno y La Union, a director of the government budget office of Chile, Chairman of our former affiliate CorpBanca Venezuela and the Chief Executive Officer of CorpBanca between 1996 and 2001.  Mr. Selume received a B.A. in Business and Administration and graduated from the Universidad de Chile.  Mr. Selume holds a Masters in Economics from the University of Chicago.

Fernando Aguad Dagach became a Director on June 18, 1996 and is also a director of Vida Corp S.A..  Mr. Aguad has previously held similar positions in a variety of institutions including Interbank Perú, Banco Osorno y La Union and Canal de Televisión La Red. Mr. Aguad is an investor in financial institutions.

Carlos Massad Abud became a Director on February 20, 2004.  Mr. Massad also serves as Chairman of AMICAR S.A. He has served as professor at the Faculty of Economics of the Universidad de Chile, and as the Director of the Institute of Economic Research and of the Graduate School of the same university.  In 1964 Mr. Massad was appointed Vice President of the Central Bank, and became President of the Central Bank in 1967.  In 1970 Mr. Massad became an Executive Director of the International Monetary Fund.  In 1974, Mr. Massad joined the United Nations’ Economic Commission on Latin America and the Caribbean (ECLAC) as an

adviser, eventually serving as Deputy Executive Secretary.  In early 1994, Mr. Massad was appointed Minister of Health in the first cabinet of President Eduardo Frei Ruiz-Tagle.  In September 1996 Mr. Massad became President of the Central Bank and served in that capacity until April 2003.  Mr. Massad received a B.A. in Business and Administration and graduated from the Universidad de Chile.  Mr. Massad completed his graduate training at the University of Chicago.

Hernán Somerville Senn became a Director on April 29, 1997.  Prior to this, from June 1983 through December 1988, Mr. Somerville was the Coordinating Director of Foreign Debt of the Central Bank.  Mr. Somerville is currently a director of Enersis, Inacap and Viña Santa Rita.  Mr. Somerville is also the Chairman, among others, of the Association of Banks and Financial Institutions, Transbank. S.A., and the Chilean-Indian Chamber of Commerce.  Mr. Somerville is a lawyer and received his law degree from the Universidad de Chile.  Mr. Somerville is currently a member of the Chilean, Interamerican, and the City of New York Bar Associations.

Arturo Valenzuela Bowie became a Director on March 27, 2007.  Mr. Valenzuela has served as Professor of Government and Director of the Center for Latin American Studies in Edmund A. Walsh School of Foreign Service at Georgetown University. Previously, Mr. Valenzuela served as Professor of Political Science, Director on the Council of Latin American Studies at Duke University, and has been a member of a variety of Boards.  Mr. Valenzuela holds a Ph.D. in Political Science and Comparative Politics from Columbia University.

Ignacio González Martínez became a Director on February 27, 2007.  Mr. González is also a member of the board of for Consorcio Periodístico de Chile S.A. (COPESA).  In addition, Mr. González is a CEO of Grupo Precision S.A.  Mr. González received a B.A. in Business and Administration and Graduated from Universidad Gabriela Mistral.  Mr. González holds a Masters in Business and Administration from University of California, Los Angeles (UCLA).

Francisco Rosende Ramírez became an Alternate Director on April 29, 1997 and became a Director on May 23, 2001.  Mr. Rosende currently serves as the Dean of the University of Economics and Administration of the Pontificia Universidad Católica de Chile.  From 1985 through 1990, Mr. Rosende was the Chief of the Research Department and Research Management of the Central Bank.  Mr. Rosende has also been a member of the Antitrust Resolution Committee since 1999.  Mr. Rosende received a B.A. in Business and Administration and graduated from the Universidad de Chile.  Mr. Rosende holds a Masters in Economics from the University of Chicago.

Julio Barriga Silva became a Director on April 29, 1997.  Previously, Mr. Barriga was the Chairman of Banco Santiago and the Chief Executive Officer of BancoEstado.  Mr. Barriga is an agricultural engineer and an agricultural economist from the Universidad de Chile.

Juan Rafael Gutiérrez Ávila became an Alternate Director on April 29, 1997.  Mr. Gutiérrez is a Public Accountant (Contador Público y Auditor) and was a director of Banco Osorno y La Union and AFP Provida from April 1998 through July 1999.  Currently his work relates to real estate and financial activities.

Our current Executive Officers are as follows:

Executive Officer	Position	Age
Mario Chamorro Carrizo	Chief Executive Officer	51
Cristóbal Prado Fernández	Division Manager — Retail Banking	38
Patricio Leighton Zambelli	Division Manager — Corp Capital	40
Christian Schiessler García	Division Manager — Large Companies and Corporate	54
Oscar Cerda Urrutia	Division Manager — Companies	53
Pedro Silva Yrarrázaval	Division Manager — International and Treasury	48
Cristián Canales Palacios	Division Manager — Legal Services	44
Julio Henríquez Banto	Division Manager — Banco Condell	43
Fernando Valdivieso Larraín	Division Manager — Companies Credit Risk	56
Luis Morales Fernández	Division Manager — Commercial Credit Risk	45
Armando Ariño Joiro	Division Manager — Operations and Technology	43
Sergio Benavente Riobó	Chief Financial Officer	48
Maurice Diemer Ojeda	General Manager — New York Branch	57
José Manuel Mena Valencia	Comptroller Manager — Reports to Audit Committee	53

Mario Chamorro Carrizo has served as our Chief Executive Officer since May 30, 2006.  From 2003 to 2006, Mr. Chamorro served as Chief Executive Officer of our former affiliate, CorpBanca Venezuela, and later served as Chairman of the Board of Directors of CorpBanca Venezuela.  From 2001 to 2003 Mr. Chamorro served as Chief Executive Officer of CorpBanca in Chile and from 1999 to 2001 served as its Chief Operating Officer.  From 1996 to 1999 Mr. Chamorro served as Chief Financial Officer of Corp Group and previously Mr. Chamorro held a similar position at Banco Osorno y La Union.  Mr. Chamorro received a B.A. in Business and Administration from the Universidad de Chile.  Mr. Chamorro also received a Masters in Business and Administration from the University of California, Los Angeles (UCLA).

Cristóbal Prado Fernández has served as the Division Manager of Retail Banking since June 2008.  Mr. Prado was the Manager of Client Services between 2005 and 2008 and previously held similar positions in Banco Santander. Mr. Prado received a B.A. in Business and Administration from the the university Finis Terrae and a Masters in Business and Administration from the Universidad Adolfo Ibañez.

Patricio Leighton Zambelli has served as the Division Manager of Corp Capital since October 2006.  Mr. Leighton was previously the Money Market Manager of Bice Chileconsult Asesorías Financieras S.A. and between 1999 and 2000 he was an Associate in the Corporate Finance Group of NM Rothschild Sons in Washington D.C., USA.  Mr. Leighton received a B.A. in Business and Administration from the Universidad de Chile.  Mr. Leighton also received a Masters in Business and Administration from the Kellogg School of Management, Northwestern University.

Christian Schiessler García has served as the Division Manager of Large Companies and Corporate since October 2006.  Previously Mr. Schiessler was the Division Manager of International and Treasury since May 1996.  Mr. Schiessler held similar positions in Banco Osorno y La Union from January 1995 to May 1996 and in Banco de A. Edwards from September 1986 to February 1994.  Mr. Schiessler received a B.A. in Business and Administration from the Universidad Federico Santa María.  Mr. Schiessler also received a Masters in Business and Administration from the Waterhead School of Management, Case Western Reserve University.

Oscar Cerda Urrutia has served as the Division Manager of Companies since June 2008.  Mr. Cerda was previously the Chief Executive Officer of Banco Ripley.  Mr. Cerda received a B.A. in Business and Administration from the Universidad de Concepcion.

Pedro Silva Yrarrázaval has served as the Division Manager of Treasury and International since October 2006.  Mr. Silva was previously the Chief Executive Officer of our subsidiary CorpBanca Administradora General de Fondos S.A. (Asset Management).  Mr. Silva received a B.A. in Business and Administration from the Universidad de Chile.  Mr. Silva also received a Masters in Business and Administration from the University of Chicago.

Cristián Canales Palacios has served as the Division Manager of Legal Services since April 2003.  Mr. Canales served as our Legal Services Manager from 2002 to February 2003 and as Senior Attorney from 1996 to 2001.  From 1989 to 1996 Mr. Canales served as the Attorney of Banco Osorno y La Union.  Mr. Canales received a law degree from the Universidad de Chile.

Julio Henríquez Banto has served as the Risk Division Manager since 2005 and interim Chief Financial Officer since February 2008; previously he was our Comptroller since 2004.  Mr. Henríquez served as the Division Manager of Products from September 2000 to May 2004.  Mr. Henríquez served as the Manager of our Personal and Lower Income (Banco Condell) Banking Division from 1996 to August 2000.  From 1993 to 1996 Mr. Henríquez served as the Assistant Manager of Personal and Lower Income Banking Division of Banco Osorno y La Union.  Mr. Henríquez received a B.A. in Business and Administration from the Universidad de Santiago. He also received a Masters in Business and Administration from the Universidad Adolfo Ibañez.

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

Luis Morales Fernández has served as our Commercial Credit Risk Division Manager since May 2, 2007.  From 1999 to 2007 Mr. Morales was the Retail Credit Risk Manager of Santander Santiago.  From 1995 to 1999 he held similar positions in Santander Banefe.  Mr. Morales received a B.A. in Business and Administration from the Universidad Católica de Chile.

Armando Ariño Joiro has served as the Division Manager of Operations and Technology since 2008. In 2008, the Operations Division merged with Information Technology creating the new Division Operations and Technology..  From November 2000 to 2008 he served as Division Manager of Information Technology.  From 1995 to 2000 Mr. Ariño served as the Information Technology Senior Consultant of Coinfin (Colombia) and from 1993 to 1995 he served as the Information Technology Manager of Finasol (Colombia).  Mr. Ariño received an undergraduate degree in Information Technology Civil Engineering with a specialization in Banking from the Universidad INCCA in Colombia.

Sergio Benavente Riobó has served as Chief Financial Officer since September 2008 and previously from March 2008 to September 2008 served as the Manager of Market Risk. Prior to this he held similar positions in Banco de Chile. Mr. Benavente has a B.A. in Business Administration from Universidad Técnica Federico Santa María in Chile and a Masters in Business Administration from the American University, Washington D.C., in the U.S.A.

Maurice Diemer Ojeda has served as the General Manager of our New York Branch since June 2009.  From August 2007 to June 2009, Mr. Diemer was our International, Treasury and Subsidiaries Risk Manager.  Prior to this, Mr. Diemer was responsible for opening a representation office for Banco de Chile in Beijing, aimed at using the office as a platform to strengthen and develop international business between Chile and China.  Prior to this Mr. Diemer served similar positions in other financial institutions.  Mr. Diemer received an undergraduate degree in Agricultural Engineering with a concentration in Economics from the Universidad Católica de Chile.

José Manuel Mena Valencia has served as our Comptroller Manager since March 2008.  From 1995 to 2008 Mr. Mena served as the Chief Executive Officer of BancoEstado.  Previously, he was the Chief Financial Officer of Banco Osorno y La Union.  Mr. Mena received an undergraduate degree in Industrial Civil Engineering.  Mr. Mena also received a Masters in Economics from the Universidad de Chile.

B.            COMPENSATION

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the individual compensation of our directors or officers.  For the year ended December 31, 2008, we did not pay any fees to our directors and no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers.  We engaged in transactions with companies controlled by certain of our directors under the applicable requirements of the Chilean Companies Law.  In 2008, we paid our senior management an aggregate of Ch$6,374.5 million.  Chilean law does not require us to have a compensation committee.

At the ordinary shareholders’ meetings held on February 26, 2009, we agreed not to pay remuneration to the members of our Board of Directors, although we customarily compensate the members of our Directors Committee and Audit Committee, who earned total fees of Ch$216 million in 2008.  Additionally, we paid per diems of Ch$3 million in 2008.

C.            BOARD PRACTICES

The Directors Committee

The Directors Committee is comprised of the following three members of the Board of Directors:  Messrs. Carlos Massad Abud (Chairman), Ignacio González Martínez and Francisco Rosende Ramírez.  The Directors Committee’s responsibilities are, among others:

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

The Audit Committee

In May 2003, the Chilean Superintendency of Banks adopted a resolution requiring that, from January 2004, all Chilean banks establish an Audit Committee composed of two or more members, two of whom must be directors appointed by the Board of Directors.  Our Audit Committee is comprised of Messrs. Hernán Somerville Senn (Chairman), Arturo Valenzuela Bowie, Carlos Massad Abud, Ignacio González Martínez and Francisco Rosende Ramírez.  The main duties of the Audit Committee are to review the efficiency of internal control systems, to ensure compliance with laws and regulations and to have a clear understanding of the risks involved in our business.  The Chilean Superintendency of Banks recommends that at least one of the members of the Audit Committee, who must also be a member of the Board of Directors, be experienced with respect to the accounting procedures and financial aspects of banking operations.  The members of the Audit Committee appointed by the Board of Directors must be independent according to the criteria set by the Board of Directors.  In furtherance of the independence of the Audit Committee, our Board of Directors has determined that Audit Committee members should not, for the last three years, have held positions as our principal executive officers, have performed professional services for us, have commercial commitments with us or with any of our affiliates or related persons, or have relations with other entities related to us from which they have received material payments.  Moreover, they may not accept any payment or other compensatory fee from us, other than in their capacity as members of the Audit Committee or of other committees.  The Chairman of the Audit Committee receives a monthly remuneration.

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

Other Committees

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee:

This Committee is in charge of preventing money laundering and terrorism financing. Its main purposes include planning and coordinating activities to comply with related policies and procedures, maintaining itself informed of work carried out by the Compliance Officer and making decisions on any improvements to control measures proposed by the Compliance Officer. This Committee is comprised of one director, the Chief Executive Officer, the Legal Services Division Manager, one Area Manager and the Compliance Officer. This Committee has the authority to request attendance from any executives or associates that it deems necessary.  The Committee has regular monthly meetings and holds extraordinary sessions when considered appropriate by any of its members.

Compliance Committee:

The purpose of this Committee is to monitor compliance with the Codes of Conduct and other complementary rules; establish and develop procedures necessary for compliance with these codes; interpret, administer and supervise compliance with these rules; and resolve any conflicts that may arise.  This Committee is comprised of one director; the Chief Executive Officer; the Legal Services Division Manager; the Organizational Development Division Manager and the Compliance Officer.

D.            EMPLOYEES

As of December 31, 2008, on a consolidated basis we had 3,072 employees, 2,873 of whom were bank employees and 199 of whom were employees of our subsidiaries.  Approximately 42% of our employees were unionized as of that date.  All management positions are held by non-unionized employees.  We believe that we have good relationships with our employees and the unions to which some of our employees belong.

As of December of each of the years ended 2006, 2007 and 2008, we had 2,378, 3,032 and 3,072 employees, respectively, on a consolidated basis.

E.              SHARE OWNERSHIP

Mr. Álvaro Saieh Bendeck, our First Vice Chairman and a member of our Board of Directors, together with his family maintains in an indirect ownership of 59.1144% of Corp Group Banking S.A.  In addition, Mr. Álvaro Saieh Bendeck with his spouse are indirect holders of 100% of the ownership rights of Compañía Inmobiliaria y de Inversiones Saga Ltda.  These holding companies, controlled by Mr. Saieh Bendeck, beneficially own approximately 50.86% and 9.45% of our outstanding shares, respectively.  Mr. Carlos Abumohor Touma, the Chairman of our Board of Directors, and his sons, indirectly beneficially own approximately 1.75% of our shares.  Mr. Fernando Aguad Dagach and his family indirectly beneficially own approximately 5.32% of our outstanding shares.  Mr. Ignacio González Martínez and his family indirectly beneficially own approximately 2.57% of our shares.  In addition, Mr. Jorge Selume Zaror and his family indirectly own approximately 3.60% of our outstanding shares.  Other than as stated above, no director or officer owns more than 1.0% of our outstanding common stock.

Our directors and senior managers do not have different or preferential voting rights with respect to those shares they own.

We do not have any arrangements for issuing capital to our employees, including any arrangements that involve the issue or grant of options of our shares or securities.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

Our only outstanding voting securities are our common stock.  As of June 12, 2009, we had 221,236,558,313 shares of common stock outstanding and 5,672,732,264 shares in our custody.

On April 15, 2008, at an extraordinary shareholders’ meeting, our shareholders approved the Share Repurchase Program to repurchase our shares in the local Chilean market through one or more tender offers in accordance with article 198-5 of the Securities Market Law.  The purpose of the Share Repurchase Program is to invest and trade our own shares in accordance to share price fluctuations experienced throughout the duration of the program.  The maximum percentage of shares to be repurchased under this Program is equivalent to 5% of the shares issued and paid, or up to 11,345,464,528 shares.  On April 22, 2008, our Board of Directors, acting as authorized by our shareholders at the extraordinary shareholders’ meeting held on April 15, 2008, repurchased 5,672,732,264 shares, which represent 2.5% of our issued and paid shares.  This repurchase reduced our total shares outstanding to 221,236,558,313.  See Item 4 — “Share Repurchase Program” for a discussion on the main terms and conditions of this program.

The following table sets forth information with respect to the record and beneficial ownership of our capital stock as of June 12, 2009 with respect to each shareholder known to us to own more than 5% of the outstanding common stock and all directors and executive officers as a group, except treasury shares which have been included in the table below:

Stockholder	Number of shares	Percentage of total share capital	Number of Votes	Percentage of Voting and Dividend rights
Corp Group Banking S.A.(1)(4)	112,530,207,591	49.59	112,530,207,591	50.86%
Compañía Inmobiliaria y de Inversiones Saga Ltda.(2)(4)	20,898,831,865	9.21	20,898,831,865	9.45
Public	78,461,286,578	34.58	78,461,286,578	35.46
Officers and directors, as a group (3)	117,608,840,021	51.83	117,608,840,021	53.16
CorpBanca (5)	5,672,732,264	2.50	—	—

(1)                                 As of June 12, 2009, Corp Group Financial Chile B.V., or CGFC, indirectly owned 100% of the outstanding capital stock of Corp Group Banking S.A., or CGB.  CGFC is controlled by Mr. Álvaro Saieh Bendeck who, together with his family, indirectly owns a majority of its voting stock.  Accordingly, beneficial ownership of CGB’s shares are attributed to Mr. Saieh Bendeck and his family, and Mr. Saieh Bendeck and family thereby also indirectly controls CorpBanca.  As set forth in footnote (2) below, Mr. Saieh Bendeck and his spouse also indirectly beneficially owns an additional 9.44% of the shares of CorpBanca through Saga (as defined below).

(2)                                 Compañía Inmobiliaria y de Inversiones Saga Ltda., or Saga, is indirectly controlled by Mr. Álvaro Saieh Bendeck and his spouse.  Accordingly, beneficial ownership of Saga’s shares is attributed to Mr. Saieh Bendeck and his spouse.

(3)                                 Includes shares (i) indirectly beneficially owned by Mr. Álvaro Saieh Bendeck and his family and shares owned by Saga, which is controlled by Mr. Saieh Bendeck and his spouse, (ii) indirectly owned by Mr. Carlos Abumohor Touma and his sons and (iii) owned by the other directors mentioned in “Item 6. Directors, Senior Management and Employees—Share Ownership” above.  Does not include all of the shares attributed to Mr. Saieh Bendeck pursuant to his control of CGB, as described in footnote (1) above.

(4)                                 Mr. Álvaro Saieh Bendeck and his family are deemed to have beneficial ownership of these shares.

(5)                                 Treasury shares owned by us do not hold voting or dividend redemption rights.

On November 21, 2003, Corp Group Banking S.A, or CGB, completed the offering and sale of 5,287,726 ADSs, representing an aggregate of 26,438,630,000 shares of our common stock, or 5,000 shares per ADS, in a transaction exempt from the registration requirements of the Securities Act pursuant to Rule 144A and Regulation S thereunder.  Concurrently with the ADSs offering, CGB completed a public offering and sale of 26,438,637,013 shares of our common stock in Chile.  In October 2004, we conducted a public offering of ADSs in exchange for ADSs that had been issued pursuant to Rule 144A.  Also, on November 1, 2004, our new ADSs were listed on the New York Stock Exchange.

As of June 12, 2009, ADR holders (through the Depositary) held 0.42% of our total shares, represented by one registered shareholder.  The remaining 99.58% of our total shares were held locally, in Chile, represented by 6,559 local and foreign shareholders (excluding those share held by us).  All of our shareholders have identical voting rights except for treasury shares held by us which do not hold voting or dividend redemption rights.

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

In addition, under the Chilean Corporations Law, a company may not enter into a transaction in which one or more of its directors has a direct or indirect interest unless (i) such transaction has received the prior approval of the company’s board of directors and (ii) the terms of such transaction are consistent with the terms of transactions of a similar type prevailing in the market.  If it is not possible to reach such a judgment, the board may appoint two independent evaluators.  The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board to call a shareholders’ meeting to resolve the matter, with the agreement of two-thirds of the issued voting shares required for approval.  For purposes of this regulation, the law considers that the amount of a proposed transaction is material if (1) it exceeds 1% of the company’s net worth (provided that it also exceeds UF2,000) or (2) it exceeds UF20,000.

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

As of December 31, 2006, 2007 and 2008, loans to related parties totaled Ch$64,574  million, Ch$44,738 million and Ch$54,484 million, respectively.  As of December 31, 2006, 2007 and 2008, related party receivables, other than loans, totaled Ch$16 million, Ch$36 million and Ch$24,640 million, respectively.  See notes 11 and 16 to our financial statements for a more detailed accounting of transactions with related parties.

Loans to related parties

At December 31, 2006, 2007 and 2008, loans to related parties were as follows:

	2007				2008
	Loans		Collateral Pledged(1)		Loans		Collateral Pledged(1)
	(in millions of constant Ch$ as of December 31, 2008)

Operating companies	Ch$	41,029	Ch$	2,793	Ch$	49,971	Ch$	19,919
Investment companies(2)	2,320		975		2,477		524
Individuals(3)	1,388		834		2,036		1,514
Total	Ch$	44,737	Ch$	4,602	Ch$	54,484	Ch$	21,957

(1)

Includes only those guarantees that are admitted by Article 84 of the General Banking Law for purposes of establishing the individual credit limits defined by the Law. The guarantees are valued in accordance with the Superintendency’s instructions.

(2)	Includes companies whose purpose is to hold shares in other companies.
(3)	Includes debt obligations that are equal to or greater than UF3,000, equivalent to Ch$64,358 million as of December 31, 2008.

All loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.  During 2006, 2007 and 2008, the largest amounts of related party loans outstanding amounted to Ch$64,576 million, Ch$69,121 million and Ch$75,513 million, respectively.

Other Transactions with Related Parties

During 2006, 2007 and 2008, we had the following income (expenses) from services provided to (by) related parties:

	Year ended December 31,
	2006	2007	2008
Company	Income (expenses)	Income (expenses)	Income (expenses)
	(in millions of constant Ch$ as of December 31, 2008)

Corp Group Interhold S.A. (1)	(1,552)	(1,536)	(1,729)
Nexus S.A.	(1,294)	(1,988)	(1,733)
Transbank S.A.	(1,209)	(2,704)	(2,957)
Recaudaciones y Cobranzas S.A.	(580)	(277)	(362)
Redbanc S.A.	(335)	(416)	(472)
Fundación Corpgroup Centro Cultural	(293)	(109)	(67)
Inmobiliaria e Inversiones San Francisco Ltda.	(176)	(169)	(167)
Asesorías Santa Josefina Ltda.	(169)	(161)	(160)
Inmobiliaria e Inversiones Boquiñeni Ltda.	(42)	(39)	(55)
Promoservice S.A.	(5)	(119)	(56)
Compañía de Seguros Vida Corp S.A.	182	—	(101)
Inmobiliaria Edificio Corp Group S.A.	(375)	(1,126)	(2,529)
Empresa Periodística La Tercera S.A.	—	(509)	(263)

(1)

Relates to our service agreement with our affiliate Corp Group Interhold S.A. which was signed on July 6, 2001 and had an initial five year term which is automatically renewable for one-year periods thereafter. Under this agreement, we pay fees to Corp Group Interhold S.A. of approximately UF6,250 per month.

On November 26, 2008, we entered into a contract with SMU S.A., Rendic Hermanos S.A., Supermercados Bryc S.A. and Distribuidora Super Diez S.A., each a related party, to sublease CorpBanca space in order to install automatic teller machines in the supermarket chains administered by the previously mentioned corporations.  The contract covers a term from November 26, 2008 to June 30, 2019.  CorpBanca prepaid the lessors  UF 1,152,213 for the total amount and term of the spaces subleased.

These transactions were carried out on terms normally prevailing in the market at the date of the transaction.

C.            INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.            CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. Financial Statements.”

Legal Proceedings

We are not involved in any litigation or arbitration proceedings that we believe are reasonably likely to have a material adverse effect on us or our operations.  We are not involved in any material litigation or arbitration proceeding in which any of our directors, any member of our senior management or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.  We are involved in collections proceedings initiated by us in the normal course of business and certain proceedings against us in the ordinary course of banking business.

Dividend Policy

Under the Chilean Corporations Law, as defined herein, Chilean open stock companies, such as ours, are generally required to distribute at least 30% of their earnings (calculated in accordance with Chilean GAAP) as dividends.  The balance pick up of our distributable net income is generally retained for use in our business (including for the maintenance of any required legal reserves).  Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends. Our actual dividend policy is to distribute at least 50% of our net income, calculated as total net income for the period less an amount which maintains capital constant in real terms.

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

B.            SIGNIFICANT CHANGES

There have been no significant changes since December 31, 2008 that would materially affect the financial statements included in this Annual Report.

ITEM 9.  OFFER AND LISTING DETAILS

A.            OFFER AND LISTING DETAILS

Price History

The table below shows, for the periods indicated, high and low closing prices (in nominal pesos) of the shares of our common stock on the Santiago Stock Exchange and of our ADSs on the New York Stock Exchange.

	Santiago Stock Exchange		New York Stock Exchange
	Common Stock		ADSs
	High	Low	High		Low
	(Ch$ per share (1))		(US$ per ADS(2))
Annual Price History
2004	3.38	2.80	28.75	(3)	26.25	(3)
2005	3.22	2.80	30.40		24.80
2006	3.03	2.28	28.73		21.69
2007	3.82	2.76	39.06		23.74
2008	3.38	2.31	35.15		16.90
Quarterly Price History
2007 1st Quarter	3.28	2.76	30.55		24.00
2007 2nd Quarter	3.33	2.79	31.55		25.70
2007 3rd Quarter	3.82	2.97	37.21		23.74
2007 4th Quarter	3.81	3.25	39.06		32.51
2008 1st Quarter	3.38	2.87	35.15		30.00
2008 2nd Quarter	3.08	2.84	35.12		27.16
2008 3rd Quarter	2.88	2.64	28.24		24.04
2008 4th Quarter	2.65	2.31	23.73		16.90
2009 1st Quarter	2.90	2.40	26.05		19.26
2009 2nd Quarter (4)	3.18	2.49	28.25		20.75
Monthly Price History
December 2008	2.58	2.33	20.91		16.90
January 2009	2.70	2.50	22.10		19.80
February 2009	2.90	2.49	26.05		20.50
March 2009	2.47	2.40	21.68		19.26
April 2009	2.73	2.49	23.50		20.75
May 2009	3.12	2.72	28.25		23.15
June 2009 (4)	3.18	3.07	27.90		25.75

Sources: Santiago Stock Exchange Official Quotation Bulletin; NYSE.
(1)	Pesos per share reflect nominal price at trade date.
(2)	Price per ADS in US$: one ADS represents 5,000 shares of common stock.
(3)	From November 1, 2005 to December 31, 2005.
(4)	Through June 9, 2009.

No trading suspensions relating to our common stock have occurred.

The table below shows, for the periods indicated, the average daily trading volume for our common stock on the Santiago Stock Exchange and of our ADSs on the New York Stock Exchange.

		New York
	Santiago Stock Exchange	Stock Exchange
	Common Stock Volume (Ch$)(1)	ADSs Volume (US$)
Annual Average Daily Trading Volume
2004	958,306,569	264,072	(2)
2005	790,655,535	354,469
2006	622,222,188	323,737
2007	1,197,713,368	287,923
2008	603,493,404	131,655
Quarterly Average Daily Trading Volume
2007 1st Quarter	1,071,374,691	237,293
2007 2nd Quarter	809,002,363	170,971
2007 3rd Quarter	1,404,345,767	452,407
2007 4th Quarter	1,520,204,434	337,591
2008 1st Quarter	969,771,613	249,039
2008 2nd Quarter	725,746,649	89,136
2008 3rd Quarter	468,627,368	69,242
2008 4th Quarter	233,810,563	82,597
2009 1st Quarter	583,644,482	101,123
2009 2nd Quarter (3)	453,382,690	57,416
Monthly Average Daily Trading Volume
December 2008	228,632,449	60,118
January 2009	243,267,094	114,313
February 2009	1,226,532,934	135,148
March 2009	324,106,124	59,746
April 2009	211,743,650	94,429
May 2009	784,951,305	33,847
June 2009 (3)	317,228,930	23,428

Sources: Santiago Stock Exchange Official Quotation Bulletin; NYSE.
(1)	Pesos per share reflect nominal price at trade date.
(2)	From November 1, 2005 to December 31, 2005.
(3)	Through June 9, 2009.

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

Shareholders’ Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year, generally in February.  The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our Board of Directors, elects the members of our Board of Directors and approves any other matter which does not require an extraordinary shareholders’ meeting.  The last ordinary annual meeting of our shareholders was held on February 26, 2009.

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

Sublease Automatic Teller Machine Contract.  On November 26, 2008, we entered into a contract with SMU S.A., Rendic Hermanos S.A., Supermercados Bryc S.A. and Distribuidora Super Diez S.A., each a related party, to sublease CorpBanca space in order to install automatic teller machines in the supermarket chains administrated by the previously mentioned corporations.  The contract covers a term from November 26, 2008 to June 30, 2019.  CorpBanca prepaid the lessors  UF 1,152,213 for the total amount and term of the spaces subleased.

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

Service Contract.  We have entered into a Service Contract with our affiliate Corp Group Interhold S.A.  This agreement is dated July 6, 2001 and covered a five-year term which is automatically renewed for one-year periods thereafter.  Under this agreement, CorpGroup shall provide us with professional and technical consulting including preparation of financial statements, implementing financial and administrative procedures; preparing, analyzing, and providing legal advisory services; and analyzing economic, financial sectors and feasibility of investment plans.  Under this agreement, we pay fees of approximately UF6,250 per month.

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

Redbanc Agreement.  We have entered into an agreement to participate in the automated teller machine network operated by Redbanc S.A., dated as of April 1, 2001.  The contract covers a three-year term which is automatically and successively renewed for equal three-year periods.  The purpose of this agreement is to provide services to facilitate the performance of banking objectives.  This includes the installation, operation, maintenance, and development of equipment, devices, systems, and services used for the management and operation of automated and non-automated cash and point-of-sale machines and the related services.  RedBanc shall invoice and charge us a different monthly fee for each of the services connected to the automated teller machine network.

D.            EXCHANGE CONTROLS

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 of 1974, as amended, or can be registered with the Central Bank under the Central Bank Act and the Compendio de Normas de Cambios Internacionales, or the Central Bank Foreign Exchange Regulations or the Compendium.  The Central Bank Act is a constitutional law requiring a “special majority” vote of the Chilean Congress to be modified.

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

The composition of our assets, liabilities and shareholders’ equity as of December 31, 2008 by currency and term is as follows:

	As of December 31, 2008
					Ch$ indexed		Foreign
	Ch$		UF		to US$		Currency		Total		Percentage
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Assets
Cash and due from banks	Ch$	119,671	Ch$	—	Ch$	—	Ch$	79,358	Ch$	199,029	3.2%
Other assets:
Less than 1 year	2,060,624		450,544		6,501		547,180		3,064,849		49.5
From 1 to 3 years	454,842		420,186		9,109		75,004		959,141		15.5
More than 3 years	468,087		1,391,780		8,323		133,988		2,002,178		32.3
Bank premises and equipment (2)	38,820								38,820		0.6
Allowances for losses	(72,333)								(72,333)		(1.2)
Total	Ch$	3,069,711	Ch$	2,262,510	Ch$	23,933	Ch$	835,530	Ch$	6,191,684	100.0%
Percentage of total assets	49.6%		36.5%		0.4%		13.5%		100.0%

Liabilities and Shareholders Equity
Non-interest-bearing deposits (1)	Ch$	323,218	Ch$	958	Ch$	—	Ch$	33,726	Ch$	357,902	5.8%
Other liabilities:
Less than 1 year	2,827,429		474,180		139		937,421		4,239,169		68.5
From 1 to 3 years	114,959		430,758		2,053		19,674		567,444		9.2
More than 3 years	22,984		500,314		6,703		13,861		543,862		8.8
Shareholders’ equity (2)	383,064		96,881		4,205		(843)		483,307		7.8
Total	Ch$	3,671,654	Ch$	1,503,091	Ch$	13,100	Ch$	1,003,839	Ch$	6,191,684	100.0%
Percentage of total liabilities and shareholders’ equity	59.3%		24.3%		0.2%		16.2%		100.0%

(1)	Includes checking accounts, banker’s drafts and transactions payable.
(2)

Our shareholders’ equity, which includes undistributed net income, and bank premises and equipment are denominated in pesos, but the amounts at which they are carried on the balance sheet are adjusted to reflect the effects of inflation.

Policies

Our policy with respect to asset and liability management is to maximize our net interest revenue and return on assets and equity while managing interest rate, liquidity and foreign exchange risks while remaining within the limits provided by Chilean banking regulations and internal risk policies and limits.

Our asset and liability management policies are developed by our Asset and Liability Committee, or our A&L Committee, following guidelines established by our Board of Directors.  The A&L Committee is composed of eleven members, including a director, the Chief Executive Officer, the Division Manager—Treasury and International, the Financial Risk Manager, our Chief Financial Officer, and the Division Managers of Management Control and Planning, Retail Banking, Non-Banking Financial Services and Commercial Banking, represented by the Managers of the Corporate and Business Banking Divisions.  The role of the Financial Risk Manager and the A&L Committee is to ensure that our treasury and international division’s operations are consistently in compliance with our internal risk policies and limits, as well as applicable regulations.  The A&L Committee typically meets once per month.  Senior members of our treasury and international division meet regularly with the A&L Committee and outside consultants to discuss our asset and liability position.  The members of our financial risk management department are not employed in our banking operations or treasury and international division.

Our treasury and international division manages trading activities following the guidelines set by the A&L Committee and CorpBanca’s credit risk and market risk and control departments.  The market risk and control department’s activities consist of (i) applying VaR techniques (as discussed below), (ii) marking to market our fixed income portfolio, derivatives portfolio and measuring daily profit and loss from trading activities; (iii) comparing VaR and other exposures against the established limits; and (iv) providing information about trading activities to the A&L Committee, other members of senior management and the treasury and international division.

Our market risk analysis focuses on managing risk exposure relating to (i) the interest rate risk relating to fixed income portfolio (comprised of a “trading” portfolio and “an available-for-sale” portfolio), which contains mainly Chilean government bonds, corporate bonds, mortgage finance bonds issued by third parties and interest rate derivatives; (ii) the interest rate risk relating to asset and liability positions; (iii) liquidity risk; and (iv) our net foreign currency position, which includes all of our assets and liabilities in foreign currencies (mainly U.S. dollars), including derivatives that hedge certain foreign currency mismatches that arise between investments and the funding thereof.

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

•                  Engaging in banking activities, which exposes us to inflation rate risk, since a variation in CPI or expected inflation affects gross interest income, gross interest expense and customer behavior;

•                  Trading in the local equity market, which subjects us to potential losses caused by fluctuations of the stock market; and

•                  Investing in assets or funding with liabilities whose returns or accounts are denominated in currencies other than the peso, which subjects us to foreign exchange risk between the peso and such other currencies.

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

Exchange Rate Sensitivity

In recent years, our operating income has benefited from fluctuations in the exchange rate between the peso and the U.S. dollar due to our policy.  However, devaluation or appreciation of the peso against the U.S. dollar or other currencies in which we hold non-hedged positions could be expected to have the following principal effects:

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

•                       If the inflation rate, reflected on a UF-value variation, for a period exceeded the devaluation of the peso against the U.S. dollar during the same period, we would record a related gain if it had a net asset position (or positive gap) in UFs which exceeded a net liability position (or negative gap) in U.S. dollars, and we would record a related loss if we had a net liability position (or negative gap) in U.S. dollars which exceeded a net asset position (or positive gap) in UFs. The same effect would occur if there were an appreciation of the peso against the U.S. dollar; and

•                       If the inflation rate, reflected on a UF-value variation, for a period were lower than the rate of devaluation of the peso against the U.S. dollar during the same period, we would record a related gain if we maintained a net asset position (or positive gap) in U.S. dollars and a net liability position (or negative gap) in UFs and, accordingly, we would record a related loss if we had a net liability position (or negative gap) in U.S. dollars and a net asset position (or positive gap) in UFs.

Regulatory method to control market risk

On an unconsolidated basis, we must separate our balance sheet in two distinct categories; trading portfolio (Libro de Negociación) and unconsolidated non-trading, or structural, portfolio (Libro de Banca).  The trading portfolio as defined by the Chilean Superintendency of Banks includes all instruments valued at market prices, free of any restrictions for their immediate sale and that are frequently bought and sold by the bank and are maintained with the intention of selling them in the short-term in order to profit from short-term price variations.  The non-trading portfolio is defined as all instruments in the balance sheet not considered in the trading portfolio.

We must also report the following absolute risk levels:

Trading Portfolio:

Exposure to interest rate risk: Interest rate risk of the trading portfolio is basically a sensitivity analysis that calculates potential losses assuming an increase in nominal rate yields curves, real rates and foreign currency rates by 75 to 350 basis point.

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

•                  Exposure to inflation risk; sensitivity analysis that is calculated for our net position in assets and liabilities, comprised of UF-denominated instruments, assuming a 200 basis point adverse impact on the related yield curve.

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

1)              EMR limit.  A bank’s regulatory capital must be greater or equal to the sum of the exposure to market risk multiplied by the minimum capital adequacy ratio defined in the General Banking Law.  In other words:

RC – ((k * RWA) + EMR) > 0

Where:

RC:	Regulatory capital as defined by the General Banking Law.

k:	Minimum capital adequacy ratio, in the case CorpBanca is required to have a capital adequacy ratio above 8%.

RWA:	Consolidated risk weighted assets as defined by the General Banking Law.

EMR:	Exposure to market risk, CorpBanca’s EMR is equal to its interest rate exposure for its trading portfolio plus currency risk for the bank’s position.

2)              Limit on exposure to short term interest rate and inflation risk of our non-trading portfolio.  CorpBanca’s exposure to short term interest rate and inflation risk of the non-trading portfolio cannot exceed 25% of its unconsolidated net interest income plus fees sensitive to interest rate volatility.

3)              Limit on exposure to long-term interest rate risk of a banks non-trading portfolio.  CorpBanca’s exposure to long-term interest rate risk of the unconsolidated non-trading portfolio cannot exceed 27% of its regulatory capital.

The following is a description of the models adopted by local regulators for measuring market risks.

Interest Rate Risk of Trading Portfolio:  Regulatory Method

The interest rate risk of the trading portfolio as defined by the Central Bank is equal to the sum of:

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

The following table illustrates the value of the different factors used for calculating the interest rate risk of the trading portfolio:

										Horizontal adjustment factor
			Change in interest						Vertical		Between	Between
			rate (bp)			Sensitivity factor			adjustment	Within the	adjacent	zones 1
Zone	Period		Ch$	UF	FX	a Ch$	a UF	a FX	factor	zones	zones	and 3
Zone 1	1	Up to 30 days	125	350	125	0.0005	0.0014	0.0005	b = 10%	l1 = 40%	l12 = 40%	l13 = 100%
	2	31 days to 3 mths	125	300	125	0.0019	0.0047	0.0020	b = 10%	l1 = 40%	l12 = 40%	l13 = 100%
	3	3 - 6 mths	125	250	125	0.0042	0.0088	0.0044	b = 10%	l1 = 40%	l12 = 40%	l13 = 100%
	4	6 - 9 mths	125	200	125	0.0069	0.0116	0.0072	b = 10%	l1 = 40%	l12 = 40%	l13 = 100%
	5	9 mths - 1 year	125	175	125	0.0095	0.0140	0.0100	b = 10%	l1 = 40%	l12 = 40%	l13 = 100%

Zone 2	6	1 - 2 years	100	125	100	0.0124	0.0166	0.0133	b = 10%	l2 = 30%	l12 = 40%	l13 = 100%
	7	2 - 3 years	100	100	100	0.0191	0.0211	0.0211	b = 10%	l2 = 30%	l12 = 40%	l13 = 100%
	8	3 - years	100	100	100	0.0248	0.0281	0.0281	b = 10%	l2 = 30%	l23 = 40%	l13 = 100%

Zone 3	9	4 - 5 years	75	75	75	0.0221	0.0258	0.0258	b = 10%	l3 = 30%	l23 = 40%	l13 = 100%
	10	5 - 7 years	75	75	75	0.0263	0.0320	0.0320	b = 10%	l3 = 30%	l23 = 40%	l13 = 100%
	11	7 - 10 years	75	75	75	0.0307	0.0401	0.0401	b = 10%	l3 = 30%	l23 = 40%	l13 = 100%
	12	10 - 15 years	75	75	75	0.0332	0.0486	0.0486	b = 10%	l3 = 30%	l23 = 40%	l13 = 100%
	13	15 - 20 years	75	75	75	0.0317	0.0534	0.0534	b = 10%	l3 = 30%	l23 = 40%	l13 = 100%
	14	> 20 years	75	75	75	0.0278	0.0539	0.0539	b = 10%	l3 = 30%	l23 = 40%	l13 = 100%

Foreign Currency Risk: Regulatory Method

The foreign currency risk as defined by the Central Bank is equal to:

Where:

PNA	:	Net asset position.
PNP	:	Net liabilities position.
PNoro	:	Net gold position.
si	:	Sensitivity factor for each currency.
j	:	Foreign currency
S	:	Summation
| |	:	Absolute value
Max	:	Maximum value

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

As of December 31, 2008, our interest rate risk gap (less than one year), measured according to the above methodology, was 15.5% of our gross margin.  Our interest rate risk gap for long-term assets and liabilities was 25.1% of our regulatory capital.  In each case, the interest rate risk gaps were in compliance with current Chilean regulations.  Assets and liabilities included in this calculation belong to the above-mentioned Libro de Banca.

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

Quantitative Disclosures about Market Risk: Regulatory Method

The following table illustrates our market risk exposure according to the Chilean regulatory method as of December 31, 2007 and 2008.

	As of December 31,
	2007	2008
	(in millions of constant Ch$as of December 31, 2008)

Market risk of trading portfolio	6,887	7,874
8% x risk weighted assets	425,518	423,458
Subtotal	432,405	431,332
Limit = regulatory capital	512,258	573,390
Available margin	79,853	142,058

Market risk of short-term non-trading portfolio	34,703	36,218
Limit = 25% of (net interest revenue + net fee income sensitive to interest rates)	47,171	58,335
Available margin	12,468	22,117

Market risk of long-term non-trading portfolio	89,767	143,703
Limit = 27% of regulatory capital (25% in 2007)	128,065	154,815
Available margin	38,297	11,112

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

As calculated by CorpBanca, VaR is an estimate of the expected loss in the market value of a given portfolio over a one-day horizon at a one-tailed 95.0% confidence interval.  In other words, it is the one-day loss, expressed in Chilean pesos that CorpBanca would expect to suffer on a given portfolio 95.0% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the loss figure that CorpBanca would expect to exceed only 5.0% of the time.  VaR provides a single estimate of market risk that is comparable from one market risk to the other. Volatility is calculated utilizing approximately 100 historical observations used as input for an exponentially weighted moving average mode, where the calculation of the volatility includes a decay factor that gives more importance to the newer values.  A one-day holding period is utilized (carry one day loss). We use VaR estimates to alert senior management whenever the statistically expected losses in our fixed income portfolio and net foreign currency position exceed certain pre-set levels which we believe to be prudent.

Limits

This daily VaR limit has been set to US$450 million for the trading portfolio by the A&L Committee and is subject to revaluation and revision every year or at the determination of the A&L Committee.

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

Sensitivity Simulation

We use a sensitivity simulation above trading and available for sale portfolios, for evaluating the change in portfolio’s market value.  This tool is complementary to VaR, like a form to measure portfolio’s sensitivity independent of volatility level.  We assume 90 basis points in the available-for-sale portfolio, within a limit of 5% of regulatory capital.

Volume Limits

Net Foreign Currency Position:  Maximum Net Position.  We set an absolute limit on the size of our net foreign currency position.  As of December 31, 2008, the limit in effect was US$25 million in net U.S. dollar positions, and the equivalent of US$15 million in net Euro positions.  This limit is a useful measure in limiting our exposure to foreign exchange and interest rate risks.  These limits are determined by the A&L Committee and are calculated and monitored daily by the Market Risk and Control Department.

Interest rate Sensitivity

For a non-trading portfolio we do gap analysis by means of sensitive the mismatches between assets and liabilities, estimating the risk:

Risk = åm Gapj * Δrj * Durj

The following table sets forth the repricing of our interest-earning assets and interest bearing liabilities as of December 31, 2008 and may not reflect interest rate gap positions at other times.  In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period.  Variations may also arise among the different currencies in which interest rate positions are held.

	As of December 31, 2008
	Up to		31-60		61-90		91-180		181-365				Over
	30 days		days		days		days		days		1-3 years		3 years		Total
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)

Interest-earning assets:
Current accounts in foreign banks	Ch$	22,796	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	22,796
Financial investments	119,494		885		2,212		85,664		142,662		31,916		329,264		712,097
Loans and receivables to banks	37,696		—		—		—		—		—				37,696
Loans and receivables to customers(1)	849,286		253,745		281,761		478,646		378,805		812,353		1,165,321		4,219,917
Mortgage loans	6,380		2,472		2,472		7,486		15,152		62,769		588,915		685,646
Past due loans	38,645		—		—		—		—		—		—		38,645
Total interest-earning assets	1,074,297		257,102		286,445		571,796		536,619		907,038		2,083,500		5,716,797

Interest-bearing liabilities:
Deposits	1,560,499		357,807		274,139		500,819		359,172		250,371		47,935		3,350,742
Central Bank borrowings	244,737		—		—		—		—		—		—		244,737
Repurchase agreements	102,317		442		3,534		—		442		—		—		106,734
Mortgage finance bonds	10,193		1,455		4,054		7,047		14,114		57,165		237,560		331,588
Other interest-bearing liabilities	178,793		21,048		53,159		122,407		138,428		227,138		232,611		973,584
Total interest-bearing liabilities	Ch$	2,096,539	Ch$	380,752	Ch$	334,886	Ch$	630,273	Ch$	512,156	Ch$	534,674	Ch$	518,106	Ch$	5,007,385

Asset/liability gap	Ch$	(1,022,242)	Ch$	(123,650)	Ch$	(48,441)	Ch$	(58,477)	Ch$	24,463	Ch$	372,364	Ch$	1,565,394	Ch$	709,412
Cumulative gap	Ch$	(1,022,242)	Ch$	(1,145,891)	Ch$	(1,194,332)	Ch$	(1,252,809)	Ch$	(1,228,346)	Ch$	(855,982)	Ch$	709,412	—
Ratio of cumulative gap to cumulative total interest earning assets	(95.2)%		(86.1)%		(73.8)%		(57.2)%		(45.1)%		(23.6)%		12.4%		—

(1)                                  Does not include mortgage loans and past-due loans.

A sudden increase of 25 basis points in the weighted average interest rate applicable to our interest rate gap would cause a decrease in the market value of these financial investments of Ch$2,260 million as of December 31, 2008.

Duration Analysis

We perform duration analysis by monitoring the changes in the present value of the assets in our portfolio associated with changes in the reference yield of 100 basis points, we perform duration analysis on a daily basis.

Stress Test

Scenario Analysis

We use a set of multiple scenarios to carry out a stress test of our assets and liabilities that aim to analyze the impact of extreme market conditions and to adopt policies and procedures in an effort to protect our capital and results against such contingencies. We apply this tool to measure interest rate risk relating to our trading and available-for-sale fixed rate portfolios, as well as exchange rate risk relating to our exposure to foreign currencies, and inflation risk relating to our gap in inflation indexed assets and liabilities.

We use historically correlated and non-correlated, hypothetical and prospective scenarios as possible sets of market conditions to analyze our portfolios under stress conditions.  The historically correlated scenarios used this year included the events of September 2008, while non-correlated historical and hypothetical scenarios tested high level stress scenarios.  Prospective scenarios included a 12-month prospective test of inflation and other rates.

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

As of December 31, 2008, we did not hold material positions in financial investments denominated in U.S. dollars.

As of December 31, 2008, a sudden rise interest rate of 100% would cause a decrease in the CorpBanca’s market value of Ch$82,032 million, or 15% of regulatory capital.

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

Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown under other assets and other liabilities.

The following table summarizes our derivative portfolio as of December 31, 2007:

	Notional amounts			Gross	Gross
Type of future operation	Up to 3 months	From 3 to 12 months	More than 12 months	Unrealized Gains	Unrealized Losses
	(in millions of constant Ch$ of December 31, 2008)

Foreign currency forwards	1,076,673	1,076,988	122,061	27,338	(28,275)
Interest rate swaps	42,705	32,670	6,891,476	9,117	(8,332)
Cross currency and interest rate swaps	28,826	854	387,440	605	(627)
Interest rate forward	—	—	—	26	(51)
				37,086	(37,285)

The following table summarizes our derivative portfolio as of December 31, 2008:

	Notional amounts			Gross	Gross
Type of future operation	Up to 3 months	From 3 to 12 months	More than 12 months	Unrealized Gains	Unrealized Losses
	(in millions of constant Ch$ of December 31, 2008)

Foreign currency forwards	1,812,586	983,058	307,939	178,597	(163,634)
Interest rate swaps	—	115,744	1,143,598	8,922	(7,154)
Cross currency and interest rate swaps	—	—	425,903	21,963	(24,820)
Interest rate forward	—	—	—	—	—
				209,482	(195,608)

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

Regulatory Observance

The minimum amount of liquidity is determined by the reserve requirements set by the Central Bank.  These reserve requirements are currently 9.0% of demand deposits and 3.6% of time deposits.  We are currently in compliance with these requirements.  In addition, we are subject to a technical requirement applicable to Chilean banks pursuant to which we must hold a certain amount of assets in cash or in highly liquid instruments, if the aggregate amount of the following liabilities exceeds 2.5 times the amount of our net capital base:

•                       Deposits in checking accounts,

•                       Other demand deposits or obligations payable on demand and incurred in the ordinary course of business,

•                       Other deposits unconditionally payable immediately or within a term of less than 30 days, and

•                       Time deposits payable within ten days.

Chilean regulations also require that gaps between assets and liabilities maturing within 30 days not exceed a bank’s net capital base and that gaps between assets and liabilities maturing within 90 days not exceed twice the bank’s net capital base.

As of December 31, 2008, the ratio of our gap between 30-day or less of liabilities and assets to capital and reserves was 0.18.  As of December 31, 2008, the ratio of our gap between 90-day or less liabilities and assets to our capital and reserves was 0.37.

Internal Methods

In addition to the tools we use to control regulatory liquidity risk described above, we have also set internal liquidity limits.  In particular, our Financial Risk Department measures two liquidity indicators:

Minimum Liquidity Requirement: In order to ensure that the bank will permanently hold enough liquid assets to meet all payments derived from deposits made by third parties in the bank, we consider a limit on the minimum amount of liquid assets to be held on a daily basis.  The amount of money to be paid as a result of deposit payments for the next three-day period cannot rise above the total amount of liquid assets held by the bank as defined by the Chilean Central Bank in its liquidity facilities regulations.  As of December 31, 2008 the amount of our liquid assets was Ch$277,200 million while deposits to be paid the next three days amounted to Ch$98,600 million.

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

Our Financial Risk Department applies the ILIC model on a daily basis. The ILIC is based on a stress scenario which assumes that an unusually large proportion of liabilities will be withdrawn over the next 10 days and at the same time payment default on assets will grow at an unusually high rate.  The proportion between income and expenses following such scenario must be over 1 for us to maintain a normal liquidity level.  As of December 31, 2008, ILIC was 3.63.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On November 1, 2004, we completed an offer to exchange one newly registered ADS for each of our then outstanding Rule 144A ADSs.  e did not receive any proceeds from the exchange.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2008, CorpBanca, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).  There are inherent limitations to the effectiveness of any control system, including the possibility of human error and the circumvention or overriding of disclosure controls and procedures.  Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Management’s Annual Report on Internal Control Over Financial Reporting

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, (COSO).  Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Our independent registered public accounting firm, Deloitte, has audited the consolidated financial statements included in this Annual Report, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2008.

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CORPBANCA

We have audited the internal control over financial reporting of CORPBANCA and its subsidiaries (the “Bank”) as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying

Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2008 of the Bank and our report dated June 23, 2009, expressed an unqualified opinion on those consolidated financial statements and included three explanatory paragraphs stating that (1) as explained in Note 2 to the consolidated financial statements, during 2008 the Chilean Superintendency of Banks issued Circular No. 3,410 which modified the presentation format of financial statement models, the definition of cash and cash equivalents and adopted a criterion of provisions for minimum dividends and for this reason, the consolidated financial statements for 2007 and 2006 have been restated to conform to the new presentation formats required by the Chilean Superintendency of Banks, (2) the accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), and that the information relating to the nature and effect of such differences is presented in Notes 26 and 27 to the consolidated financial statements of the Bank, and (3) that a convenience translation of constant Chilean peso amounts to U.S. dollars was presented.

Santiago, Chile

June 23, 2009

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2007 and 2008:

	Year ended December 31,
	2007		2008
	(in millions of constant Ch$ as of December 31, 2008)

Audit fees	Ch$	386	Ch$	385
Audit-related fees	97		—
Other services	121		65
	Ch$	604	Ch$	450

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

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases by us during fiscal year 2008:

Period	(a) Total number of shares purchased	(b) Average price paid per share (in Ch$)	(c) Total number of shares purchased as part of publicly announced plans or programs		(d) Maximum number of shares that may yet be purchased under the plans or programs -
January 2008	—	—	—		—
February 2008	—	—	—		—
March 2008	—	—	—		—
April 2008	—	—	—		11,345,464,528	(1)
May 2008	5,672,732,264	3.03	5,672,732,264	(2)	5,672,732,264
June 2008	—	—	—		5,672,732,264
July 2008	—	—	—		5,672,732,264
August 2008	—	—	—		5,672,732,264
September 2008	—	—	—		5,672,732,264
October 2008	—	—	—		5,672,732,264
November 2008	—	—	—		5,672,732,264
December 2008	—	—	—		5,672,732,264
Total	5,672,732,264	3.03	5,672,732,264

(1)

On April 15, 2008, at an extraordinary shareholders’ meeting, our shareholders approved a program for CorpBanca to purchase shares issued by us (the Share Repurchase Program) to be purchased in the local Chilean market through one or more tender offers in accordance with article 198-5 of the Securities Market Law. The purpose of the Share Repurchase Program is to invest and trade our own shares depending on share price fluctuations experienced throughout the duration of the Program. The maximum percentage of shares to be repurchased will be equivalent to 5% of the shares issued and paid and outstanding, or up to 11,345,464,528 shares. Shares may only be repurchased for up to the amount of retained earnings. The minimum repurchase price to be paid for the shares will be Ch$2.90 per share and the maximum repurchase price will be Ch$3.05 per share. The Share Repurchase Program will have a term of three years beginning on April 15, 2008. For further information about the Share Repurchase Program, see “Item 4. Information on the Company—A. History and Development of the Company—Share Repurchase Program.”

(2)

On April 22, 2008, our Board of Directors, acting as authorized by our shareholders at the extraordinary shareholders’ meeting held on April 15, 2008, agreed to set the repurchase price of the shares at Ch$3.03 per share and offer to purchase 5,672,732,264 shares, which represent 2.5% of our total issued and outstanding shares. The tender offer expired on May 29, 2008, and 6,849,927,252 shares were tendered. As acceptance orders were received for more shares than the number of shares offered to be purchased, in accordance with the conditions of the offer, a pro rata factor of 0.828144892 was applied. The total number of shares repurchased and held as treasury stock was 5,672,732,264, reducing our total shares outstanding to 221,236,558,313.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

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

Non-management directors must meet at regularly scheduled executive sessions without management.	Chilean Law establishes that our executive officers may not serve as directors and therefore, all of our directors are non-management. Our Board of Directors meets regularly on a monthly basis.

Listed companies must have a nominating/corporate governance committee	Under Chilean law we are not required to have, and do not have, a

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

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

See the following items at pages F-1 to F-90.

(a)               Report of Independent Registered Public Accounting Firm

(b)              Consolidated Balance Sheets as of December 31, 2007 and 2008

(c)               Consolidated Statements of Income for each of the three years ended December 31, 2008

(d)              Consolidated Comprehensive Income for each of the three years ended December 31, 2008

(e)               Consolidated Statements of Cash Flows for each of the three years ended December 31, 2008

(f)                 Consolidated Statements of Changes in Shareholders’ Equity for each of the three years ended December 31, 2008

(g)              Notes to the Consolidated Financial Statements

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

Exhibit 4.(a).5

Sublease Automatic Teller Machine Contract, dated as of November 26, 2008, among SMU S.A., Rendic Hermanos S.A., Supermercados Bryc S.A. and Distribuidora Super Diez S.A. and CorpBanca (English language translation).

Exhibit 8.1****	List of subsidiaries of CorpBanca.

Exhibit 11.1	English language translation of CorpBanca’s Code of Ethics, as amended.

Exhibit 11.2***	English language translation of CorpBanca’s Code of Conduct in the Securities Market

Exhibit 12.1	Certification of the chief executive officer of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 12.2	Certification of the chief financial officer of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 13.1	Certification of the chief executive officer of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2	Certification of the chief financial officer of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our Form 20-F (File No. 001-32305) filed on September 24, 2004.
**	Incorporated by reference to our registration statement on Form F-6 (File No. 333-119251) filed on September 24, 2004.
***	Incorporated by reference to our annual report on Form 20-F (File No. 001-32305) filed on June 29, 2007.
****	Incorporated by reference to our annual report on Form 20-F (File No. 001-32305) filed on June 30, 2008.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
Financial Statements of CorpBanca and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of directors and Shareholders of

   CorpBanca

We have audited the accompanying consolidated balance sheets of CorpBanca and subsidiaries (“the Bank”) as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, changes in shareholder’s equity and of cash flows for each of the three years in the period ended December 31, 2008, all expressed in million of constant Chilean pesos.  These consolidated financial statements (including the related Notes) are the responsibility of the management of CorpBanca.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standard of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management of the Bank, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CorpBanca and subsidiaries as of December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in Chile and the rules of the Superintendencia de Bancos e Instituciones Financieras.

As explained in Note 2 to the consolidated financial statements, during 2008 the Superintendency of Banks issued Circular No.3,410 which modified the presentation format of financial statements models, the definition of cash and cash equivalents, and adopted a criterion of provisions for minimum dividends.  For this reason, the consolidated financial statements for 2007 and 2006 have been restated to conform to the new presentation formats required by the Superintendency.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Notes 26 and 27 to the consolidated financial statements.

Our audit also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and we are not aware of any modifications that should be made for such translation to be in conformity with the basis stated in Note 1t.  Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 23, 2009 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

Santiago, Chile

June 23, 2009

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed in millions of constant Chilean Pesos (MCh$)

as of December 31, 2008 and Thousands of U.S. Dollars (ThUS$)

		As of December 31,
	Notes	2007 (*)	2008	2008
		MCh$	MCh$	ThUS$
				(Note 1 t)
ASSETS

CASH DUE FROM BANKS AND OTHER ITEMS:
Cash and due from banks	4	74,821	81,326	127,582
Items in course of collection	4	58,210	117,703	184,650

Total cash due from banks and other items		133,031	199,029	312,232

INVESTMENTS:
Trading portfolio financial assets	5	166,450	85,105	133,511
Investments under agreements to resell	5	60,372	50,514	79,245
Financial investments available-for-sale	5	45,048	576,478	904,364

Total investments		271,870	712,097	1,117,120

LOANS:
Loans and receivables to banks, net	6-8	90,070	37,671	59,098
Loans and receivables to customers, net	6-8	4,247,421	4,871,875	7,642,876

Total loans, net		4,337,491	4,909,546	7,701,974

DERIVATIVE FINANCIAL INSTRUMENTS	13	37,086	209,482	328,630

OTHER ASSETS:
Investments in other companies	10	2,161	2,213	3,472
Intangibles		3,479	2,861	4,488
Premises and equipment, net	9	34,669	38,820	60,900
Current income tax provision	22	6,050	6,488	10,178
Deferred income taxes	22	13,121	13,468	21,128
Other assets	11	71,008	97,680	153,238

Total other assets		130,488	161,530	253,404

TOTAL ASSETS		4,909,966	6,191,684	9,713,360

(*)  Balance sheet and balance sheet derived information as of December 31, 2007 have been restated as mentioned in Note 2a. to consolidated financial statements.

The accompanying Notes 1 to 27 are an integral part of the consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed in millions of constant Chilean Pesos (MCh$)

as of December 31, 2008 and Thousands of U.S. Dollars (ThUS$)

		As of December 31,
	Notes	2007 (*)	2008	2008
		MCh$	MCh$	ThUS$
				(Note 1 t)
LIABILITIES AND SHAREHOLDERS’ EQUITY

DEPOSITS:
Current accounts and demand deposits		367,101	357,902	561,468
Items in course of collection	4	25,379	86,176	135,190
Time deposits and saving accounts	12 a	2,625,327	3,350,742	5,256,561

Total deposits		3,017,807	3,794,820	5,953,219

OTHER INTEREST-BEARING LIABILITIES:
Investments under agreements to repurchase		108,985	351,471	551,379
Borrowings from financial institutions		390,497	492,606	772,788
Debt issued		764,942	765,172	1,200,383
Other financial obligations		32,507	47,394	74,350

Total other interest-bearing liabilities	12 b	1,296,931	1,656,643	2,598,900

DERIVATIVES FINANCIAL INSTRUMENTS	13	37,285	195,608	306,865

OTHER LIABILITIES:
Current income tax provision	22	—	—	—
Deferred income taxes	22	7,466	9,550	14,982
Provisions	8	5,912	33,204	52,090
Other liabilities	11	16,756	18,552	29,104

Total Other liabilities		30,134	61,306	96,176

SHAREHOLDERS’ EQUITY:
Capital		342,379	324,039	508,344
Reserves		2,917	2,917	4,576
Valuation gains (losses)		(2)	1,018	1,597
Retained earnings:		182,515	155,333	243,683
Retained earnings from previous periods		126,923	127,178	199,514
Income for the period		55,592	56,310	88,338
Less: Accrual for mandatory dividends		—	(28,155)	(44,169)

		527,809	483,307	758,200

Minority interest		—	—	—

Total shareholders’ equity		527,809	483,307	758,200

Total liabilities and shareholders’ equity		4,909,966	6,191,684	9,713,360

(*)  Balance sheet and balance sheet derived information as of December 31, 2007 have been restated as mentioned in Note 2a. to consolidated financial statements.

The accompanying Notes 1 to 27 are an integral part of the consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Adjusted for general price-level changes and expressed in millions of constant Chilean Pesos (MCh$)

as of December 31, 2008 and Thousands of U.S. Dollars (ThUS$)

		As of December 31,
	Notes	2006 (*)	2007 (*)	2008	2008
		MCh$	MCh$	MCh$	ThUS$
					(Note 1 t)
INTEREST REVENUE AND EXPENSE:
Interest revenue		293,181	415,008	559,702	878,047
Interest expense		(162,326)	(235,812)	(346,717)	(543,921)

Net interest revenue		130,855	179,196	212,985	334,126

PROVISIONS FOR LOAN LOSSES	8	(14,863)	(27,894)	(54,561)	(85,594)

FEES AND INCOME FROMSERVICES:
Fees and income from services	17	38,642	48,785	54,865	86,071
Expenses from services	17	(6,960)	(8,430)	(12,813)	(20,101)

Fees and income from services, net		31,682	40,355	42,052	65,970

OTHER OPERATING INCOME:
Trading and investment income, net	18	5,715	(742)	54,997	86,278
Foreign exchange gains (losses), net		690	8,250	(42,887)	(67,280)
Other operating revenue	18	4,386	2,465	7,833	12,288

Total other operating income, net		10,791	9,973	19,943	31,286

OTHER INCOME AND EXPENSES:
Income attributable to investments in other companies	10	389	393	418	656

OPERATING EXPENSES:
Personnel salaries expenses		(44,090)	(52,390)	(57,716)	(90,543)
Administration expenses		(39,454)	(44,067)	(50,511)	(79,240)
Depreciation and amortization		(7,196)	(7,197)	(4,916)	(7,712)
Impairment		—	—	—	—
Other operating expenses	19	(5,249)	(4,361)	(6,863)	(10,767)

Total operating expenses		(95,989)	(108,015)	(120,006)	(188,262)

NET LOSS FROM PRICE-LEVEL RESTATEMENT	24	(8,196)	(28,255)	(33,654)	(52,796)

INCOME BEFORE INCOME TAXES		54,669	65,753	67,177	105,386

Income Taxes	22	(8,933)	(10,161)	(10,867)	(17,048)

NET INCOME		45,736	55,592	56,310	88,338

Attributable to:
Equity holders of the Bank		45,736	55,592	56,310	88,338
Minority interest		—	—	—	—

Earnings per share attributable to equity holders of the Bank:
Basic earnings per share		0.202	0.245	0.248	0.248
Diluted earnings per share		0.202	0.245	0.255	0.255

(*)  Income statement and Income statement derived information for the years 2006 and 2007 have been restated as mentioned in Note 2a. to consolidated financial statements.

The accompanying Notes 1 to 27 are an integral part of the consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME

Adjusted for general price-level changes and expressed in millions of constant Chilean Pesos (MCh$)

as of December 31, 2008 and Thousands of U.S. Dollars (ThUS$)

	As of December 31,
	2006 (*)	2007 (*)	2008	2008
	MCh$	MCh$	MCh$	ThUS$
				(Note 1 t)

Net income for the year	45,736	55,592	56,310	88,338

Other comprehensive income:
Financial instruments available-for-sale	7,765	(371)	1,229	1,928
Other comprehensive income	—	—	—	—

Other comprehensive income before income taxes	7,765	(371)	1,229	1,928

Income tax on other comprehensive income	(1,320)	63	(209)	(328)

Total other comprehensive income	6,445	(308)	(1,020)	1,600

Comprehensive income for the year	52,181	55,284	55,290	89,938

Attributable to:
Equity holders of the Bank	52,181	55,284	57,330	89,938
Minority interest	—	—	—	—

(*)	Comprehensive income and comprehensive income statement derived information for the years 2006 and 2007 have been restated as mentioned in Note 2a. to consolidated financial statements.

The accompanying Notes 1 to 27 are an integral part of the consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Adjusted for general price-level changes and expressed in millions of constant Chilean Pesos (MCh$)

as of December 31, 2008 and Thousands of U.S. Dollars (ThUS$)

	As of December 31,
	2006 (*)	2007 (*)	2008	2008
	MCh$	MCh$	MCh$	ThUS$
				(Note 1 t)
CASH FLOW FROM OPERATING ACTIVITIES:

Net income for the year	45,736	55,592	56,310	88,338

Charge (credit) to income not representing cash flow:
Depreciation and amortization	7,196	7,197	4,916	7,712
Provisions and charge-offs for assets at risk	25,290	38,871	65,596	102,905
Contingency provisions	(738)	625	884	1,387
Adjustment to market value for financial investments available-for-sale and derivatives	185	(99)	(9,221)	(14,466)
Income taxes	8,933	10,161	10,867	17,048
Price-level restatement	8,197	28,255	33,654	52,796
Other charges (credits) that do not require (generate) cash flows	7,181	(8,061)	1,344	2,108
Net change-interest, indexation adjustment and fees accrued on assets and liabilities	(7,135)	(18,030)	(51,940)	(81,482)

Net cash provided by operating activities	94,845	114,511	112,410	176,346

Cash flow from investing activities:
Net increase loans and receivables to customers and banks	(532,175)	(1,027,007)	(829,293)	(1,300,974)
Net (Increase) decrease investments under agreements to repurchase	12,333	(5,275)	534	838
Net decrease in trading portfolio financial assets	21,335	19,869	36,815	57,754
Net increase in financial investments available-for-sale	280,998	(14,545)	(568,293)	(891,524)
Purchase of fixed assets	(3,645)	(3,317)	(9,470)	(14,856)
Proceeds from sales of fixed assets	133	—	84	132
Dividends received from investments in companies	258	376	371	582
Sale of fixed assets received in lieu of payment or in foreclosure	6,366	2,405	776	1,217
Net increase in other assets and liabilities	10,120	(30,872)	(29,693)	(46,582)

Net cash used in investing activities	(204,277)	(1,058,366)	(1,398,169)	(2,193,413)

Cash flow from financing activities:
Net increase in current accounts and other term deposits	83,641	69,324	21,729	34,088
Net increase in time deposits and borrowings	(15,549)	781,649	911,799	1,430,407
Net increase (decrease) for investments purchased under agreements to resell	(10,108)	(701)	262,576	411,923
Increase in issued debt	239,845	227,455	94,894	148,867
Redemption of issued debt	(153,786)	(115,619)	(86,995)	(136,476)
Loans obtained abroad	199,673	146,294	222,070	348,378
Repayment of foreign borrowings	(185,273)	(95,310)	(264,986)	(415,703)
Net increase of other obligations with banks	37,860	15,573	150,363	235,886
Other borrowings	(38,692)	94,872	12,716	19,949
Repayment of other borrowings	(6,814)	(4,105)	(9,884)	(15,506)
Purchase of treasury shares	—	—	(17,953)	(28,164)
Paid dividends	(31,425)	(34,302)	(55,592)	(87,211)

Net cash provided by financing activities	119,372	1,085,130	1,240,737	1,946,438

NET CASH FLOW	9,940	141,275	(45,022)	(70,629)

Inflation effect on cash and cash equivalents	(1,735)	3,704	(14,374)	(22,550)

Net increase (decrease) in cash and cash equivalents	8,205	144,979	(59,396)	(93,179)

Cash and cash equivalents at beginning of year	87,908	96,113	241,092	378,219

Cash and cash equivalents at end of year	96,113	241,092	181,696	285,040

(*) Cash flows and cash flows derived information for the years 2006 and 2007 have been restated as mentioned in Note 2a. to consolidated financial statements.

The accompanying Notes 1 to 27 are an integral part of the consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

Adjusted for general price-level changes and expressed in millions of constant Chilean pesos (MCh$) as of December 31. 2008 and thousands of US dollars (ThUS$)

(Except for number of shares)

				Valuation gains (losses)		Retained earnings			Total
				Financial	Income	Retained	Net		attributable
				investments	tax on	earnings	income	Accrual for	to equity		Total
	Number	Paid-in		available-	comprehensive	from previous	for the	minimum	holders of	Minority	shareholders’
	of shares	capital	Reserves	for-sale	income	periods	year	dividends	the Bank	interest	equity (*)
	(Millions)	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance at January 1, 2006 (historic)	226,909	286,715	2,322	(6,300)	1,071	71,086	52,633	—	407,527	—	407,527
Net income prior year	—	—	—	—	—	52,633	(52,633)	—	—	—	—
Dividends paid	—	—	—	—	—	(26,316)	—	—	(26,316)	—	(26,316)
Comprehensive income for the period	—	—	—	6,639	(1,129)	—	39,105	—	44,615	—	44,615
Accrual for mandatory dividends	—	—	—	—	—	—	—	—	—	—	—
Adjustment to fair value as a result of Circular 3,345	—	—	—	—	—	(605)	—	—	(605)	—	(605)
Price-level restatement	—	6,021	172	—	—	1,835	—	—	8,028	—	8,028

Balance at December 31, 2006	226,909	292,736	2,494	339	(58)	98,633	39,105	—	433,249	—	433,249

Balance at December 31, 2006 restated in constant Chilean pesos of December 31, 2008	—	342,379	2,917	396	(68)	115,362	45,736	—	506,722	—	506,722

Balance at December 31, 2006 (ThUS$) (Note 1t)	—	459,237	3,913	532	(91)	154,733	61,347	—	679,670	—	679,670

Balance at January 1, 2007 (historic)	226,909	292,736	2,494	339	(58)	98,633	39,105	—	433,249	—	433,249
Net income prior year	—	—	—	—	—	39,105	(39,105)	—	—	—	—
Dividends paid	—	—	—	—	—	(29,328)	—	—	(29,328)	—	(29,328)
Comprehensive income for the period	—	—	—	(341)	58	—	51,049	—	50,766	—	50,766
Accrual for mandatory dividends	—	—	—	—	—	—	—	—	—	—	—
Price-level restatement	—	21,662	185	—	—	8,140	—	—	29,987	—	29,987

Balance at December 31, 2007	226,909	314,398	2,679	(2)	—	116,550	51,049	—	484,674	—	484,674

Balance at December 31, 2007 restated in constant Chilean pesos of December 31, 2008	—	342,379	2,917	(2)	—	126,923	55,592	—	527,809	—	527,809

Balance at December 31, 2007 (ThUS$) (Note 1t)	—	493,220	4,203	(3)	—	182,841	80,084	—	760,345	—	760,345

Balance at January 1, 2008 (historic)	226,909	314,398	2,679	(2)	—	116,550	51,049	—	484,674	—	484,674
Minimum dividend adjustment in accordance to circular No. 3,443 (note 2)	—	—	—	—	—	—	—	(25,524)	(25,524)	—	(25,524)
Net income prior year	—	—	—	—	—	51,049	(51,049)	—	—	—	—
Dividends paid	—	—	—	—	—	(51,049)	—	25,524	(25,525)	—	(25,525)
Comprehensive income for the period	—	—	—	1,229	(209)	—	56,310	—	57,330	—	57,330
Accrual for mandatory dividends	—	—	—	—	—	—	—	(28,155)	(28,155)	—	(28,155)
Purchase of treasury shares	(5,673)	(17,188)	—	—	—	—	—	—	(17,188)	—	(17,188)
Price-level restatement	—	26,829	238	—	—	10,628	—	—	37,695	—	37,695

Balance at December 31, 2008	221,236	324,039	2,917	1,227	(209)	127,178	56,310	(28,155)	483,307	—	483,307

Balance at December 31, 2008 (ThUS$) (Note 1t)	—	508,344	4,576	1,925	(328)	199,514	88,338	(44,169)	758,200	—	758,200

(*) Changes in equity and shareholder’s equity derived information for the years 2006 and 2007 have been restated and mentioned in Note 1.3 to consolidated financial statements.

The acompanying Notes 1 to 27 are an integral part of the consolidated financial statements

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation

CORPBANCA is a corporation organized under the laws of the Republic of Chile which stock is quoted on the Santiago Stock Exchange and the Chilean Electronic Exchange. It is regulated by the Chilean Superintendencia de Bancos e Instituciones Financieras (hereinafter the “Chilean Superintendency of Banks” or “SBIF”).  CorpBanca and its subsidiaries (collectively referred to herein as the “Bank”) offer general commercial and consumer banking services and provide other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment funds management and investment banking.

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

The consolidated financial statements include CorpBanca and its majority owned subsidiaries. All intercompany transactions and balances have been eliminated in the consolidation. The majority interests of CorpBanca as of December 31, 2006, 2007 and 2008 were as follows:

	Ownership
	2006	2007	2008
	%	%	%

Corp Capital Corredores de Bolsa S.A.	100	100	100
Corp Capital Administradora General de Fondos S.A.	100	100	100
Corp Capital Asesorías Financieras S.A.	100	100	100
CorpBanca Corredores de Seguros S.A.	100	100	100
CorpLegal S.A.(*)	—	100	100

(*)             Company incorporated by public deed dated March 9, 2007, in the presence of Santiago notary public Mr. José Musalem Saffie, in which CorpBanca holds 99.99% participation.  The exclusive and sole purpose of this company is to provide all types of professional legal services to CorpBanca, its subsidiaries and/or their clients.

The subsidiaries’ assets and operating income represent 1.0% and 7.8% of the total consolidated assets and operating income (1.6% and 1.9% 2006 and 1.9% and 5.6% in 2007).

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

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

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

•                  The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from holding non-monetary assets and liabilities exposed to the effects of inflation.

•                  All prior year amounts contained in the accompanying consolidated financial statements have been restated in constant Chilean pesos as of December 31, 2008.  This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

The values of the CPI used for price-level restatement purposes are as follows:

Year	Index (*)	Change in index
		%

2006	124.11	2.1
2007	133.34	7.4
2008	145.19	8.9

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

For comparison purposes, the financial statements and their respective notes are adjusted by the percentage changes in the CPI to December 31, 2008 as follows:

Year	Adjustment Factor

2006	7.4
2007	8.9

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

d. Index-linked assets and liabilities

Certain interest-earning assets and interest-bearing liabilities are expressed in index-linked units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (UF), a unit of account which changes daily from the tenth day of the current month to the ninth day of the next month, to reflect the changes in the Chilean CPI over the previous month. The carrying amounts of such assets and liabilities change with the changes in the UF and serve to offset the price-level restatement gains or losses from holding such assets and liabilities. In 2006, 2007 and 2008, the Bank’s UF assets have exceeded its UF liabilities, hence any increase in this index results in a net gain on indexation. Values for the UF as of December 31 of each year are as follows in historical Chilean pesos:

Year	Ch$

2006	18,336.38
2007	19,622.66
2008	21,452.57

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

as of December 31, 2008 (except as indicated)

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

g. Derivative activities

Financial instruments which meet the definition of a “derivative” such as forwards in foreign currency, U.F., interest rate futures currency and interest rate swaps, currency and interest rate option and others, are initially recognized in the balance sheet at cost (including transaction fees) and at subsequent period ends, at their fair value. The fair value is obtained from market quotes, discounted cash flow models and option valuation models, as applicable.

Certain terms may be incorporated into non-derivative financial instruments whose risk and economic characteristics are not clearly and closely related to those of the host contract which may require their bifurcation from the host contract and treatment as a separate derivative subject to that dictated by rules of Superintendency of Banks.

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

as of December 31, 2008 (except as indicated)

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

h. Financial investments

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

Interest and indexation adjustments of held to maturity investments and available for sale investments are included under “Interest revenue and expenses”.  Investment instruments designated as hedging instruments are accounted for under the appropriate derivative accounting literature.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

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

as of December 31, 2008 (except as indicated)

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

m. Goodwill from investments in related companies

Goodwill arising from investments in related companies and the premium paid for the acquisition of the Consumer Credit Division of Corfinsa is amortized over a period of ten years.  During 2008 goodwill was fully amortized.

n. Allowance for loan losses

The Bank has setup allowances for probable loan losses in accordance with the instructions issued by the Chilean Superintendency of Banks and the models for rating and credit risk evaluation approved by the Bank’s Board of Directors.

The following describes the calculation of the allowance for loan losses:

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

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

as of December 31, 2008 (except as indicated)

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

as of December 31, 2008 (except as indicated)

r. Vacation expense

The annual cost of employee vacations and benefits is recorded on the accrual basis.

s. Cash and cash equivalents

In the statement of cash flow, cash and cash equivalents are defined as cash balances and bank deposits plus the net balance of transactions pending settlement, as determined by Chapter C-1 of the Compendium of Accounting Standards.  Balances of cash and cash equivalents and their reconciliation with the cash flow statement are detailed in Note 4 of these financial statements.

t. Convenience translation to U.S. dollars

The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos.  The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2008 closing exchange rate of Ch$637.44 per US$1.00.  This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

u. Minimum dividends

As of December 31, 2008, the Bank recognizes as a liability, the portion of net income to be distributed in compliance with the Corporations Law or pursuant to its dividend policy, which states that at least 50% of net income will be distributed.

NOTE 2 - ACCOUNTING CHANGES

The Superintendency of Banks together with other Chilean Superintendencies and Regulatory Agencies, agreed on a plan to converge with International Financial Reporting Standards (“IFRS”) in order to align financial reporting models for public companies in Chile with international standards.  As part of this strategic plan, on November 9, 2007, the SBIF issued its “Compendium of Accounting Standards” (Circular No. 3,410), which contains the new accounting and reporting standards for the financial industry to be applied starting January 1, 2009, considering the transitional standards stipulated in Chapter E of the compendium.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

The main impacts resulting from the application of these new accounting standards are described below:

a. Accounting changes made in 2008

SBIF Circular No. 3,443 amended the transitional provisions contained in Chapter E of the “Compendium of Accounting Standards”, requiring new presentation formats to be applied to financial statements in 2008, which stipulate general disclosure and presentation criteria applicable to annual financial statements and amending the definition of “Cash and cash equivalent”.  For comparative purposes, balances as of December 31, 2007 have been regrouped and reclassified, but not adjusted, and therefore the financial statements for the period differ in presentation from those of the prior year.

Furthermore, the regulations established new criteria regarding a provision for minimum dividends, applicable January 1, 2008.  These regulations require a provision, recorded as a current year liability, for the portion of net income to be distributed in compliance with the Corporations Law or in accordance with the Bank’s dividend policy.  The offsetting effect, until paid, should be recorded in Shareholders’ Equity.  Until 2007, dividends had been reflected as liabilities at the date of the respective agreement by shareholders at the Ordinary Shareholders’ Meeting.  This change in criteria had no effect on the Bank’s results.

b. Standards to apply in 2009

The Compendium of Accounting Standards also states that, as of January 1, 2009, banks must implement the new accounting standards as stipulated by the SBIF.  By law, banks must apply the accounting criteria mandated by the SBIF and for all matters not covered by the SBIF principles and insofar as they do not contradict its instructions, banks must adhere to the technical standards issued by the Chilean Association of Accountants, which coincide with international accounting and financial reporting standards issued by the International Accounting Standards Board (IASB).  If discrepancies exist between the accounting principles, the criteria issued by the SBIF (“Compendium of Accounting Standards”) will take precedence.

Under the new accounting standards, the Bank’s 2009 consolidated financial statements must include, for comparative purposes; the consolidated balances as of December 31, 2008 and a consolidated statement of income for year then ended, prepared in accordance with the new accounting standards, which will differ from those presented in these financial statements. The implementation of these new accounting standards with result in adjustments to the Bank’s equity account balances as of January 1, 2009, as well as, the determination of net income for future periods.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

As a result, the Bank developed an implementation strategy for the transition to the new accounting standards which includes, among other things, analyzing differences in accounting principles, selecting which accounting principles to apply in cases where alternative treatments are permitted and evaluating modifications to procedures and IT systems.

In accordance with instructions issued by the Superintendency of banks regarding the adoption of the Compendium, beginning on March 2009, Corpbanca should prepare its financial statements in accordance with such Compendium. The preliminary effects of this change on the Bank’s financial statements have been measured and informed to the Superintendency of Banks, and those adjustments could differ from those to be final determined.

NOTE 3 - SIGNIFICANT EVENTS

CorpBanca

At the Board of Directors’ Meeting held January 22, 2008, the Board agreed to convene an Ordinary General Shareholders’ Meeting on February 26, 2008 in order to conduct routine business, as well as, among other items, approve the Financial Statements and propose and approve the distribution of Ch$51,049,009,909 in earnings, representing 100% of 2007 fiscal year net income, which translates into a dividend of Ch$0.22497540660054 per share that, if approved, will be paid once the meeting is adjoined.

In an Ordinary Shareholders’ Meeting held on February 26, 2008, Mr. Arturo Valenzuela Bowie was elected Director to occupy an existing vacant seat.

In a Session of the Board of Directors held on March 11, 2008, the Board of Directors agreed to propose for shareholder approval, at an Extraordinary Shareholders’ Meeting convened for such purpose, a program to repurchase the Bank’s own shares in order to profit from fluctuations in the share price experienced between the respective share repurchase and subsequent resale dates.

On March 12, 2008, the Bank received communications from Corp Group Banking S.A. and Compañía Inmobiliaria y de Inversiones SAGA S.A., CorpBanca’s controlling entities, stating that these entities would not dispose of their shares during the share repurchase program

In an Extraordinary Shareholders’ Meeting held on April 15, 2008, shareholders approved a program to repurchase the Bank’s own shares in order to profit from fluctuations in the share price experienced between the respective share repurchase and subsequent resale dates.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

In a Session of the Board of Directors on April 15, 2008, the Board of Directors approved the following agreements: “Agreement A: To set the repurchase price of the shares at Ch$3.03 per share.  Agreement B: That the number of shares to be offered in the share repurchase program will be 5,672,732,264 shares, which represent 2.5% of the issued and paid shares of CorpBanca.  Agreement C: The share acquisition process will be carried out through one or more tender offers in accordance with article 198-5 of the Securities Market Law, and Circular No. 1,514, dated January 5, 2001, of the Superintendency of Securities and Insurance and applicable law; in the Securities Exchange of the Santiago Stock Exchange, through the System of Firm Offers (Sistema de Ofertas a Firme en Bloque).  Agreement D: Any announcements related to the aforementioned tender offer will be published on April 29, 2008, in the Chilean newspapers La Tercera and Diario Financiero.  Agreement E: The offer will commence on April 30, 2008 and will remain in effect for a term of 30 days.  Agreement F: With respect to the tender offer, all of the laws, standards and regulations that have been referred to are understood to be an integral part of these agreements as well as the related agreements approved at the Extraordinary Shareholders Meeting”.

On October 22, 2008, the Federal Reserve Board granted the Bank authorization to establish a Branch in the city of New York, United States of America. Nonetheless, the opening of the aforementioned Branch is subject to the respective license that should be granted by the Office of the Comptroller of the Currency (OCC).

On October 24, 2008, the Office of the Comptroller of the Currency (OCC) granted the Bank the respective authorization to open a Branch in the city of New York, United States of America.

Corp Capital Asesorías Financieras S.A.

No significant events were reported.

Corp Capital Administradora General de Fondos S.A.

In an Ordinary General Shareholders’ Meeting held February 26, 2008, the Shareholders renewed the Board of Directors, composed of the following directors: Pablo de la Cerda Merino, Jorge Franetovic Yob, Armando Ariño Joiro, Guido Silva Escobar and Claudio Chamorro Carrizo.

A letter dated September 30, 2008, reported that material differences existed between the valuation rate using the Internal Rate of Return method (IRR) and the rate from the valuation model used in SVS Circular No. 1579 (2002) in one or more debt instruments.  This resulted in a variation in the unit value and return for these mutual funds.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

In an Ordinary Session of the Board of Directors held on November 3, 2008, the Directors accepted the resignation of Ms. Alejandra Saldías Asun as Chief Executive Officer of Corp Capital Administradora General de Fondos S.A. Mr. Benjamín Epstein Numhauser was appointed Chief Executive Officer in her place.

Corp Capital Corredores de Bolsa S.A.

In an Ordinary Session of the Board of Directors held on March 31, 2008, the Directors decided to convene an Ordinary General Shareholders’ Meeting on April 17, 2008 in order to approve the Annual Report, Balance Sheet and Financial Statements for the year ended December 31, 2007; decide on the distribution of net income for the year ended December 31, 2007; appoint the Company’s external auditors; reappoint the Board of Directors; and conduct other business that must be addressed at the Ordinary General Shareholders’ Meeting.

On April17, 2008, in an Ordinary General Shareholders’ Meeting the following new members were appointed to the Board of Directors: Mario Chamorro Carrizo, Patricio Leighton Zambelli, Osvaldo Barrientos Valenzuela, Héctor Valdés Ruiz and Cristian Canales Palacios.

On June 11, 2008, Mr. Osvaldo Barrientos Valenzuela announced his resignation as Director of Corp Capital Corredores de Bolsa, S.A.

In an Ordinary Session of the Board of Directors held on September 26, 2008, Mr. Ramiro Fernández Zanetti announced his resignation as Chief Executive Office, to be effective as of October 31, 2008.

On November 3, 2008, the Board appointed Mr. Cristián Donoso Larraín as Chief Executive Officer of Corp Capital Corredores de Bolsa S.A.

Corpbanca Corredores de Seguros S.A.

No significant events were reported.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

NOTE 4 - CASH AND CASH EQUIVALENTS

a. The detail of cash and cash equivalents is as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Cash and deposits in banks
Cash	22,290	42,951
Deposits in the Central Bank of Chile	27,337	13,923
Deposits in national banks	1,664	1,656
Foreign deposits	23,530	22,796

Sub-total Cash and cash equivalents in banks	74,821	81,326

Items in course of collection, net (Note 4 b)	32,831	31,527
Highly liquid financial instruments (1)	74,022	18,678
Investments under agreements to resell (2)	59,418	50,165

Total cash and cash equivalents	241,092	181,696

(1)	Corresponds to those trading portfolio and available-for-sale financial instruments with maturities that do not exceed three months from the date of acquisition.

(2)	Corresponds to those investments purchased under agreements to resell with maturities that do not exceed three months from the date of acquisition.

The level of cash and deposits at the Central Bank of Chile meets the monthly average reserve requirements.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

b. Items in course of collection

Items in course of collection correspond to those transactions where only the remaining settlement will increase or decrease the funds at the Central Bank of Chile or in foreign banks, usually within 12 or 24 hours following the close of each fiscal year.

Items in course of collection are detailed as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Assets
Outstanding notes from other banks	32,201	33,651
Uncleared funds receivable	26,009	84,052

Sub-total assets	58,210	117,703

Liabilities
Uncleared funds payable	25,379	86,176

Sub-total liabilities	25,379	86,176

Net items in course of collection	32,831	31,527

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

NOTE 5 - FINANCIAL INVESTMENT

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held-to-maturity. As of December 31, 2007 and 2008 the Bank has not classified any securities as held-to-maturity.

Financial investments as of December 31, 2007 and 2008 are as follows:

a. Trading portfolio financial assets are as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank securities	124,195	59,225
Chilean Treasury Bonds	11,598	6,264
Other government securities	2	2

Sub-total	135,795	65,491

Other financial instruments
Promissory notes related to deposits in local banks	14,179	13,816
Chilean mortgage finance bonds	3,815	—
Chilean financial institution bonds	1,982	—
Chilean corporate bonds	90	—
Investments in mutual funds	10,589	5,798
Foreign government and central bank instruments	—	—
Other foreign investment	—	—

Sub-total	30,655	19,614

Total	166,450	85,105

At December 31, 2008, Chilean Central Bank and Government securities includes investments sold under repurchase agreements with customers and financial institutions amounting to MCh$62,563.

At December 31, 2008, investments sold under repurchase agreement have an average maturity of 6 days as of the fiscal year end.

At December 31, 2007, there were no investments sold under repurchase agreements to customers or financial institutions.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

b. Financial investments available-for-sale

	As of December 31,
	2007	2008
	MCh$	MCh$
Chilean Central Bank and Government Securities
Chilean Central Bank securities	3,249	284,498
Chilean Treasury Bonds	—	34,260
Other government securities	—	—

Sub-total	3,249	318,758

Other financial instruments
Promissory notes related to deposits in local banks	41,799	257,720
Chilean mortgage finance bonds	—	—
Chilean financial institution bonds	—	—
Chilean corporate bonds	—	—
Other local investments	—	—
Foreign government and central bank instruments	—	—
Other foreign investments	—	—

Sub-total	41,799	257,720

Total	45,048	576,478

As of December 31, 2008 and 2007, the portfolio of financial investments available-for-sale includes an unrealized gain (loss), net of deferred taxes, recorded in Shareholders’ Equity of MCh$1,020 and MCh$(2), respectively.

c) Financial investments held-to-maturity

As of December 31, 2008 and 2007, the Bank did not maintain investments designated as held-to-maturity.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

NOTE 6 -  LOANS

The loans on the accompanying consolidated balance sheets consist of the subcategories described as follows:

Loans and receivables to customers

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

Loans and receivables to banks

Loans and receivables to banks include interbank loans to local and foreign banks and deposits in the Chilean Central Bank.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

The following table summarizes the most significant loan concentrations, expressed as a percentage of total loans, excluding contingent loans and gross of allowance for loan losses.

	As of December 31,
	2007	2008
	%	%

Financial services	19.8%	17.3%
Community, Social and Personal Services	13.3%	13.3%
Residential Mortgage Loans	13.0%	14.0%
Consumer credit	12.7%	10.0%
Commerce	7.6%	8.1%
Lease contracts	6.4%	6.6%
Manufacturing	6.1%	6.4%
Construction	5.9%	7.9%
Agriculture, Livestock, Agribusiness, Fishing	5.0%	5.6%
Transport, Storage and Communications	3.6%	2.9%
Electricity, Gas and Water	2.9%	5.2%
Factoring	2.3%	1.1%
Mining and Petroleum	1.4%	1.6%

Total	100.0%	100.0%

NOTE 7 -  LEASE CONTRACTS

The amounts shown as leasing contracts are amounts receivable under lease agreements and have the following maturities as of December 31, 2007 and 2008.  Unearned income which is presented in the following table corresponds to the interest to be earned in each period.

	As of December 31, 2007			As of December 31, 2008
	Total	Unearned	Net lease	Total	Unearned	Net lease
	receivable	income	receivable	receivable	income	receivable
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	15,096	(3,882)	11,214	18,279	(4,610)	13,669
Due after 1 year but within 2 years	37,931	(5,705)	32,226	37,521	(6,584)	30,937
Due after 2 years but within 3 years	51,241	(7,402)	43,839	64,629	(8,899)	55,730
Due after 3 years but within 4 years	49,433	(7,157)	42,276	53,527	(8,598)	44,929
Due after 4 years but within 5 years	36,549	(5,861)	30,688	50,266	(8,466)	41,800
Due after 5 years	163,439	(44,230)	119,209	203,049	(65,229)	137,820

	353,689	(74,237)	279,452	427,271	(102,386)	324,885

Leased assets consist principally of real estate, industrial machinery, vehicles and computer equipment.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

NOTE 8 -  ALLOWANCES AND PROVISIONS FOR LOAN LOSSES

As of December 31, 2007 and 2008, the bank and its subsidiaries have accrued the following allowances:

a. Loan loss provisions

The detail of loan loss provisions is as follows:

	Loans and receivables to customers
	As of December 31, 2006
	Due from	Commercial	Mortgage	Consumer	Contingent
	banks	loans	loans	loans	loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual analysis	—	(4,431)	—	—	—	(4,431)
Group analysis	—	(6,364)	(805)	(19,233)	—	(26,402)

Charge to income for provisions	—	(10,795)	(805)	(19,233)	—	(30,833)

Provisions released:
Individual analysis	—	4,914	—	—	—	4,914
Group analysis	—	354	37	239	—	630

Credit to income for provisions	—	5,268	37	239	—	5,544

Recovered assets previously charged-off	—	3,558	264	6,604	—	10,426

Net charge to income	—	(1,969)	(504)	(12,390)	—	(14,863)

	Loans and receivables to customers
	As of December 31, 2007
	Due from	Commercial	Mortgage	Consumer	Contingent
	banks	loans	loans	loans	loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual analysis	(133)	(2,672)	—	—	(191)	(2,996)
Group analysis	—	(7,942)	(1,194)	(32,203)	—	(41,339)

Charge to income for provisions	(133)	(10,614)	(1,194)	(32,203)	(191)	(44,335)

Provisions released:
Individual analysis	—	5,091	—	—	—	5,091
Group analysis	—	373	—	—	—	373

Credit to income for provisions	—	5,464	—	—	—	5,464

Recovered assets previously charged-off	—	4,774	377	5,826	—	10,977

Net charge to income	(133)	(376)	(817)	(26,377)	(191)	(27,894)

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

	Loans and receivables to customers
	As of December 31, 2008
	Due from	Commercial	Mortgage	Consumer	Contingent
	banks	loans	loans	loans	loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual analysis	(20)	(11,788)	—	—	(342)	(12,150)
Group analysis	—	(10,808)	(3,389)	(48,106)	(71)	(62,374)

Charge to income for provisions	(20)	(22,596)	(3,389)	(48,106)	(413)	(74,524)

Provisions released:
Individual analysis	117	6,700	—	—	711	7,528
Group analysis	—	956	20	377	47	1,400

Credit to income for provisions	117	7,656	20	377	758	8,928

Recovered assets previously charged-off	—	1,607	285	9,143	—	11,035

Net charge to income	97	(13,333)	(3,084)	(38,586)	345	(54,561)

As of December 31, 2007 and 2008, allowances for loan losses related to contingent loans (see Note 23) are as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$

Sureties and guarantees	32	12
Letters of credit	159	69
Performance bonds	1,029	690
Other	—	4

Total	1,220	775

As of December 31, 2007 and 2008, allowances for loan losses are as follows:

	As of December 31, 2007			As of December 31, 2008
	Assets	Loan		Assets	Loan
	before	loss	Net	before	loss	Net
	allowances	allowances	asset	allowances	allowances	asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and receivables to customers
Commercial loans	3,129,917	(26,938)	3,102,979	3,756,996	(33,843)	3,723,153
Mortgage loans	602,011	(1,998)	600,013	691,623	(4,439)	687,184
Consumer loans	574,091	(29,662)	544,429	495,564	(34,026)	461,538

Total	4,306,019	(58,598)	4,247,421	4,944,183	(72,308)	4,871,875

Due from banks	90,203	(133)	90,070	37,696	(25)	37,671

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

b. Other allowances

Other allowances recorded in liabilities are as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$

Accrual for benefits and staff salaries	4,235	3,902
Accrual for minimum dividends (See Note 1.u)	—	28,155
Allowances for contingent loans	1,220	775
Allowances for contingencies	457	372

Total	5,912	33,204

NOTE 9 -  BANK PREMISES AND EQUIPMENT, NET

Bank premises and equipment, net of accumulated depreciation are as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$

Land and buildings	25,791	24,749
Furniture and fixtures	7,367	10,106
Machinery and equipment	1,345	3,849
Vehicles	52	44
Others	114	72

Total bank premises and equipment, net	34,669	38,820

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

NOTE 10 -INVESTMENT IN OTHER COMPANIES

Investments in other companies amounting to MCh$2,213 (MCh$2,161 in 2007) are detailed as follows:

	As of December 31,
	Ownership interest		Participation in net income			Investment Book value
	2007	2008	2006	2007	2008	2007	2008
	%	%	MCh$	MCh$	MCh$	MCh$	MCh$

Transbank S.A.	8.72	8.72	83	83	138	536	592
Nexus S.A.	12.90	12.90	138	128	104	657	634
Combanc S.A	8.67	8.67	51	40	49	343	324
Bolsa de Comercio de Santiago (Stock Exchange)	2.08	2.08	87	116	103	372	391
Bolsa Electrónica de Chile	2.50	2.50	4	4	6	94	100

Total investments in other companies accounted for under the equity method			363	371	400	2,002	2,041
Other investments carried at cost			26	22	18	159	172

Total investments in other companies			389	393	418	2,161	2,213

During 2007 and 2008, the bank received dividends from related companies amounting to MCh$276 and MCh$271, respectively.

NOTE 11 -OTHER ASSETS AND LIABILITIES

a. Other assets

The detail of other assets is as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$

Prepaid rent (1)	—	24,640
Employee loans (2)	14,950	17,773
Accounts and notes receivable	14,406	15,588
Prepaid expenses	15,295	12,371
Projects under development (3)	5,399	8,818
Assets for leasing (4)	9,495	8,772
Assets received in lieu of payment	3,648	4,631
Transactions in process (suspense accounts)	1,247	972
Other	6,568	4,115

Total	71,008	97,680

(1)              Prepaid rental space ATM’s in SMU supermarkets (a related party transaction).

(2)              Loans for sales employees.

(3)              Information system and other projects.

(4)              Fixed assets available to be delivered in the form of financial leases.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

b. Other liabilities

	As of December 31,
	2007	2008
	MCh$	MCh$

Accounts and documents payable	8,934	15,837
Unearned Dividends	39	32
Unearned income	5	53
Other liabilities	7,778	2,630

Total	16,756	18,552

NOTE 12 -INTEREST BEARING LIABILITIES AND OTHER INTEREST BEARING LIABILITIES

a. Interest bearing deposits/savings accounts:

The following table sets forth the maturity of the interest bearing deposits and saving accounts:

	As of December 31,
	2007	2008
	MCh$	MCh$

Time deposits and saving accounts	2,625,327	3,350,742

The maturities of the outstanding amounts due at December 31, 2007 and 2008 are as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$

Due within 1 year	2,331,596	3,052,437
Due after 1 year but within 2 years	117,369	175,565
Due after 2 years but within 3 years	60,090	74,806
Due after 3 years but within 4 years	70,072	46,143
Due after 4 years but within 5 years	44,368	436
Due after 5 years	1,832	1,355

Total	2,625,327	3,350,742

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

b. Other Interest Bearing Liabilities

The Bank’s long-term and short-term borrowings are summarized below. Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

	As of December 31, 2007
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$

Chilean Central Bank borrowings	—	49,901	49,901
Investments under agreements to repurchase	—	59,084	59,084

Investments under agreements to repurchase	—	108,985	108,985

Mortgage finance bonds	384,887	—	384,887
Bonds	332,268	—	332,268
Subordinated bonds	47,787	—	47,787

Debt Issued	764,942	—	764,942

Borrowings from domestic financial institutions	—	90,627	90,627
Foreign borrowings	289,260	10,610	299,870

Borrowings from financial institutions	289,260	101,237	390,497

Other obligations	28,366	4,141	32,507

Total other interest bearing liabilities	1,082,568	214,363	1,296,931

	As of December 31, 2008
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$

Chilean Central Bank borrowings	—	244,737	244,737
Investments under agreements to repurchase	—	106,734	106,734

Investments under agreements to repurchase	—	351,471	351,471

Mortgage finance bonds	331,588		331,588
Bonds	324,662		324,662
Subordinated bonds	108,922		108,922

Debt Issued	765,172	—	765,172

Borrowings from domestic financial institutions	—	59,205	59,205
Foreign borrowings	428,215	5,186	433,401

Borrowings from financial institutions	428,215	64,391	492,606

Other obligations	43,519	3,875	47,394

Total other interest bearing liabilities	1,236,906	419,737	1,656,643

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

c. Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans.  The outstanding principal amounts of the bonds are amortized on a quarterly basis.  At the date of issue, the maturities of these bonds is up to twenty years.  The bonds are denominated in UF and are carried at a real weighted-average annual interest rate of 4.4%.

The maturities of outstanding mortgage bonds are as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$

Due within 1 year	41,702	36,862
Due after 1 year but within 2 years	30,941	28,594
Due after 2 years but within 3 years	31,021	28,571
Due after 3 years but within 4 years	30,903	27,853
Due after 4 years but within 5 years	30,038	27,062
Due after 5 years	220,282	182,646

Total mortgage finance bonds	384,887	331,588

d. Bonds

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

as of December 31, 2008 (except as indicated)

In November 2007, the Bank issued series UF 2 million in BCOR-L0707. The Bank used the proceeds in order to finance it’s normal business activities and to improve its liability structure. The bonds denominated in U.F. and reach a maturity in 10 years. The bonds carry a weighted average annual rate of interest of 3.47% and pay interest on a semi-annual basis and the capital at maturity.

	As of December 31,
	2007	2008
	MCh$	MCh$

BCOR-D0405	172,121	172,855
BCOR-J0606	74,006	65,455
BCOR-K0707	42,940	42,956
BCOR-L0707	43,201	43,396

Total	332,268	324,662

The maturities of these bonds are as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$

Due within 1 year	18,850	18,347
Due after 1 year but within 2 years	17,917	180,614
Due after 2 years but within 3 years	174,544	12,034
Due after 3 years but within 4 years	11,570	49,392
Due after 4 years but within 5 years	47,545	9,461
Due after 5 years	61,842	54,814

Total bonds	332,268	324,662

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

e. Subordinated bonds

	As of December 31,
	2007	2008
	MCh$	MCh$

Series UCOR-W1197	121	64,584
Series UCOR-X1197	13,934	100
Series UCOR-Y1197	10,154	11,615
Series UCOR-Z1197	23,578	9,818
Series UCOR-V0808	—	22,805

Total	47,787	108,922

The subordinated bonds series UCOR - W1197, UCOR - X1197, UCOR - Y1197 and UCOR - Z1197 are denominated in UF and carry a weighted average annual rate of interest of 8.07%, with interest and principal payments due semi-annually.

In July 2008, the bank issued UF3,000,000 in series UCOR - V0808 subordinated bonds.  The bonds reach a maturity on August 1, 2033 and carry a weighted average annual rate of interest of 4.6% and pay interest on a semiannual basis and the capital at maturity.

The maturities are as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$

Due within 1 year	6,917	9,862
Due after 1 year but within 2 years	6,402	9,210
Due after 2 years but within 3 years	5,923	8,602
Due after 3 years but within 4 years	5,480	8,036
Due after 4 years but within 5 years	5,069	5,112
Due after 5 years	17,996	68,100

Total subordinates bonds	47,787	108,922

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

f. Foreign borrowings

These are short-term and long-term borrowings from foreign banks. The maturities of these borrowings are as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Long-term obligations:
Due within 1 year	263,201	414,024
Due after 1 year but within 2 years	16,293	12,158
Due after 2 years but within 3 years	7,266	2,033
Due after 3 years but within 4 years	2,500	—
Due after 4 years but within 5 years	—	—
Due after 5 years	—	—

Total long-term	289,260	428,215
Short-term obligations	10,610	5,186

Total foreign borrowing	299,870	433,401

These foreign borrowings are denominated principally in U.S. dollars, and are mainly used to fund the Bank’s foreign trade loans and bear interest at an annual average rate of 5.3%.

g. Borrowings from domestic financial institutions

Short-term borrowings from domestic financial institutions are used to fund the Bank’s general activities and bear interest at a weighted annual average rate of 4.1%.

	As of December 31,
	2007	2008
	MCh$	MCh$

Borrowings from domestic financial institutions	90,627	59,205

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

h. Other obligations

Other obligations are summarized as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Long-term obligations:
Due within 1 year	13,549	3,335
Due after 1 year but within 2 years	5,220	751
Due after 2 years but within 3 years	3,214	1,736
Due after 3 years but within 4 years	2,460	4,942
Due after 4 years but within 5 years	1,674	5,275
Due after 5 years	2,250	27,479

Total long-term obligations	28,367	43,518

Short-term obligations:
Amounts due to credit card operators	3,804	3,599
Others	336	277

Total short-term obligations	4,140	3,876

Total other obligations	32,507	47,394

i. Chilean Central Bank borrowings

Other borrowings originated in the normal course of business remain and are presented as Chilean Central Bank borrowings.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

NOTE 13 -DISCLOSURES REGARDING DERIVATIVE FINANCIAL INSTRUMENTS

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

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

The derivatives outstanding as of December 31, 2007 and 2008 are summarized as follows:

	As of December 31, 2007
	Notional amounts			Gross	Gross
	Up to 3	From 3 to	More than	unrealized	unrealized
Type of derivative	months	12 months	12 months	gains	losses
	MCh$	MCh$	MCh$	MCh$	MCh$

Foreign currency forwards	1,076,673	1,076,988	122,061	27,338	(28,275)
Interest rate swaps	42,705	32,670	6,891,476	9,117	(8,332)
Cross currency swaps	—	854	387,440	605	(627)
Interest rate forward	28,826	—	—	26	(51)

Total				37,086	(37,285)

	As of December 31, 2008
	Notional amounts			Gross	Gross
	Up to 3	From 3 to	More than	unrealized	unrealized
Type of derivative	months	12 months	12 months	gains	losses
	MCh$	MCh$	MCh$	MCh$	MCh$

Foreign currency forwards	1,812,586	983,058	307,939	178,597	(163,634)
Interest rate swaps	—	115,744	1,143,598	8,922	(7,154)
Cross currency swaps	—	—	425,903	21,963	(24,820)

Total				209,482	(195,608)

The notional amount refers to either the U.S. dollar bought or sold, or the equivalent in U.S. dollars of foreign currency bought or sold, as appropriate. The contract terms correspond to the duration of the contracts from the date of the transaction to the date of the settlement.

Long -term notional amounts, at December 31, 2007 and 2008 are as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$

Due after 1 year but within 2 years	367,406	519,100
Due after 2 years but within 3 years	1,029,672	311,835
Due after 3 years but within 4 years	1,432,424	585,281
Due after 4 years but within 5 years	4,301,634	233,996
Due after 5 years	269,841	227,228

Total	7,400,977	1,877,440

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

NOTE 14 -MINIMUM CAPITAL REQUIREMENTS

The Chilean Superintendency of Banks requires Chilean Banks to maintain a minimum capital of 800,000 UF, equivalent to MCh$17,162 as of December 31, 2008. In addition, banks are required to maintain a minimum basic capital of at least 3% of total assets after deductions for mandatory allowances, while effective net equity may not be lower than 8% of its risk weighted assets. Effective net equity is defined as basic capital plus certain loan loss allowances (up to a maximum of 1.25% of risk weighted assets) and qualifying proportion of subordinated bonds less any goodwill balance or paid share premiums and investments in non-consolidated companies.

Chilean banks are permitted to include subordinated bonds in effective net equity. This is limited to 50% of the basic capital and the value which can be included should decrease by 20% per year, beginning six years prior to maturity.

The Bank’s actual qualifying “net capital base” and “effective equity” to support the Bank’s risk-weighted assets as of December 31, 2007 and 2008 are summarized as follows:

	Consolidated Assets		Risk-weighted Assets
	2007	2008	2007	2008
	MCh$	MCh$	MCh$	MCh$
Assets (net of allowances):
Cash and due from banks	74,821	81,326	—	—
Items in course of collection	58,210	117,703	15,273	45,532
Trading portfolio financial assets	166,450	85,105	15,835	9,188
Investments purchased under agreements to resell	60,372	50,514	29,499	17,501
Derivative financial instruments	96,024	256,402	46,870	186,575
Loans and receivables to banks	90,070	37,671	65,664	17,666
Loans and receivables to customers, net	4,247,421	4,871,875	4,014,398	4,603,387
Financial investments available-for-sale	45,048	576,478	8,360	54,969
Investments in other companies	2,161	2,213	2,161	2,213
Intangibles	3,479	2,861	3,479	2,861
Premises and equipment, net	34,669	38,820	34,669	38,820
Current income tax provision	6,050	6,488	605	649
Deferred income taxes	13,121	13,468	1,312	1,347
Other assets	71,008	97,680	71,008	97,680
Off balance sheet items:
Contingent loans	350,071	358,057	210,043	214,834

Total	5,318,975	6,596,661	4,519,176	5,293,222

	Amount		Ratio
	2007	2008	2007	2008
	MCh$	MCh$	%	%

Basic Capital	472,217	483,307	8.88%	7.33%
Effective Equity	512,258	573,390	11.34%	10.83%

The ratio presented in the financial statements dated December 31, 2007 for basic capital and effective equity was 8.91% and 11.26%, respectively.  These ratios differ with respect to those

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

presented in the table above.  This is due to 2007 balance sheet and income statement reclassifications as detailed in Note 2 of these financial statements.

NOTE 15 -SHAREHOLDERS’ EQUITY

Subscribed and paid shares

As of December 31, 2008 the Bank’s paid-in capital consists of 226,909,290,577 ordinary shares subscribed and paid, with no par value.

In May 2008, the Bank implemented a share repurchase program, to purchase 5,672,732,264 shares, equivalent to 2.5% of CorpBanca’s total subscribed and paid shares, at a price of $3.03 per share (see Note 3).

Distribution of income

In an Ordinary General Shareholders’ Meeting held on February 25, 2002, Shareholders established a dividend policy to distribute 50% of distributable net income beginning in 2002, and to keep the remaining 50% in the account, “Retained earnings to distribute”, classified under “Other Reserves”.

In an Ordinary General Shareholders’ Meeting held on February 27, 2007, Shareholders approved a modification to the income distribution policy, establishing that at least 50% of distributable net income would be distributed while keeping the undistributed balance in the account “Retained earnings from previous periods”, classified under “Retained earnings”.  With respect to net income for 2007, Shareholders agreed to distribute MCh$51,049 (an historical amount), equal to 100% of net income.

During the ordinary General Shareholders’ meeting held on February 27, 2007, the shareholders’ established an amendment to the dividend policy.  The new policy consists of distributing at least 50% of the distributable net income, while retaining the remaining in the account “Reserves”.  The shareholders’ agreed to distributed 75% of 2006 retained income, amounting to CH$29,328 million (historic).

	Dividend	Dividend	Percentage
Shareholders’ Meeting	(historical)	paid (1)	paid
	MCh$	MCh$	MCh$

February 2006	26,316	29,346	50%
February 2007	29,328	34,174	75%
February 2008	51,049	55,337	100%

(1)              Dividend paid has been restated in constant Chilean pesos of December 31, 2008.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

NOTE 16 -RELATED PARTY TRANSACTIONS

In accordance with the General Banking Law and the Chilean Superintendency of Bank’s instructions, individuals and companies that are related, directly or indirectly, to the Bank’s owners or management are considered related parties.

a. Loans to Related Parties

Related party loans, all of which are current, are as follows:

	As of December 31,
	2007		2008
		Collateral		Collateral
	Loans	Pledged (1)	Loans	Pledged (1)
	MCh$	MCh$	MCh$	MCh$

Operating companies	41,029	2,793	49,971	19,919
Investment companies (2)	2,320	975	2,477	524
Individuals (3)	1,388	834	2,036	1,514

Total	44,737	4,602	54,484	21,957

(1)              Only includes guarantees permitted by Article 84 of the General Banking Law for purposes of establishing individual credit limits.  Guarantees are valued in accordance with instructions set by the Chilean Superintendency of Bank and Financial Institutions.

(2)              Include companies whose purpose is to hold shares in other companies.

(3)              Includes debt obligations that are equal to or greater than UF3,000 indexed - linked units of account, equivalent to MCh$64 as of December 31, 2008.

Activities in the balances of loans granted to related parties are follows:

	2007	2008
	MCh$	MCh$

Balance as of January 1,	64,575	44,737
New loans	20,266	30,676
Repayments	(35,655)	(17,273)
Price-level restatements	(4,449)	(3,656)

Balance as of December 31,	44,737	54,484

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

b. Other transactions with related parties

During the years ended December 31, 2006, 2007 and 2008 the Bank had the following significant income (expenses) from services provided to (by) related parties:

		As of December 31,
		Income (expenses)
		2006	2007	2008
		MCh$	MCh$	MCh$

Corp Group Interhold S.A.	Management advisory services	(1,552)	(1,536)	(1,729)
Inmobiliaria Edificio Corp Group S.A.	Rental of offices	(375)	(1,126)	(2,529)
Nexus S.A.	Credit card processing	(1,294)	(1,988)	(1,733)
Transbank S.A.	Credit card processing	(1,209)	(2,704)	(2,957)
Empresa Periodística La Tercera S.A.	Newspaper publications	—	(509)	(263)
Recaudaciones y Cobranzas S.A.	Rental of offices and credit collections	(580)	(277)	(362)
Redbanc S.A.	Automatic teller machine network	(335)	(416)	(472)
Fundación Corpgroup Centro Cultural	Donations	(293)	(109)	(67)
Inmobiliaria e Inversiones San Francisco Ltda.	Financial advisory services	(176)	(169)	(167)
Asesorías Santa Josefina Ltda.	Advisory and management services	(169)	(161)	(160)
Inmobiliaria e Inversiones Boquiñeni Ltda.	Financial advisory services	(42)	(39)	(55)
Promoservice S.A.	Advertising services	(5)	(119)	(56)
Compañía de Seguros Vida Corp S.A.	Rental of offices	182	—	(101)

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

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

NOTE 17 -FEES AND INCOME FROM SERVICES

Fees and income from services and the related expenses for the years ended December 31, 2006, 2007 and 2008 are summarized as follows:

a. Income from fees and services

	As of December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$

Lines of credit and overdrafts	1,433	6,366	6,975
Letters of credit and guarantees	2,056	1,972	2,595
Card services	4,932	7,282	7,956
Account administration	8,903	5,078	4,729
Collections, billings and payments	7,501	9,034	8,771
Management and brokerage commissions for securities	1,112	1,228	4,696
Investments in mutual funds and others	5,581	7,559	6,835
Insurance brokerage	4,834	6,731	6,672
Financial Advisory	1,591	1,066	1,126
Other	699	2,469	4,510

Total	38,642	48,785	54,865

b. Expenses from services

	As of December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$

Credit card transactions	—	(5,116)	(5,223)
Debit card and ATM transactions	(1,465)	(1,594)	(1,992)
Brokerage	(782)	(1,304)	(3,411)
Transaction processing	(8)	(10)	(231)
Foreign trade	(205)	(330)	(192)
Other	(4,500)	(76)	(1,764)

Total	(6,960)	(8,430)	(12,813)

Fees earned on mortgage instrument operations are included on the income statement in the line item “Interest revenue”.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

NOTE 18 -NET TRADING AND INVESTMENT INCOME AND OTHER OPERATING REVENUES

Net trading and investment income is recorded on the statement of income as follows:

	As of December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$

Trading instruments	4,305	4,388	1,949
Income from investments in mutual funds	280	403	649
Derivatives held-for-trading	535	(6,274)	52,019
Sale of loans and other receivables from customers	595	741	218
Net result from other operations	—	—	162

Total	5,715	(742)	54,997

The detail of other operating revenues is as follows:

	As of December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$

Revenues from sales of investments in other companies(1)	—	—	1,707
Revenues from sales of assets received in lieu of payment	1,896	364	1,657
Other revenues from leasing operations	1,464	1,741	1,357
Revenue from termination of contract for collections	—	—	1,233
Property tax benefit related to real estate assets leased to customers	—	—	1,122
Recovered property tax benefit related to real estate assets leased to customers	951	—	183
Other	75	360	574

Total	4,386	2,465	7,833

(1)              Corresponds to the revenues received due to the sale of 87,529 Class C Series 1 shares in VISA INC for MCh$1,707.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

NOTE 19 -OTHER OPERATING EXPENSES

The detail of other operating expenses is as follows:

	As of December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$

Charge-off of assets received in lieu of payment	—	721	2,617
Collections	1,338	914	960
Other provisions for contingencies	812	625	906
Technical business reports	307	328	431
Stock exchange fees	193	215	332
Other operating expenses relating to leasing	18	88	227
Third party bank expenses	212	228	215
Credit card operating expenses	89	95	209
Maintenance costs for assets received in lieu of payment	263	224	124
Bond placement operational costs	58	65	99
Provisions for assets received in lieu of payment	1,454	176	3
Other	505	682	740

Total Other Operating Costs	5,249	4,361	6,863

NOTE 20 -DIRECTORS’ EXPENSES AND REMUNERATION

In the ordinary Shareholders’ Meetings, the Bank agreed not to pay any remuneration to the Board of Directors, except to members of the Directors Committee and Vice-Chairman of the Audit Committee, who earned fees of MCh$216 (MCh$227 in 2007 and MCh$204 in 2006).  Additionally, during 2008 the Bank paid per diems of MCh$3.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

NOTE 21 -FOREIGN CURRENCY POSITION

The consolidated balance sheets include assets and liabilities denominated in foreign currencies which have been translated into Chilean pesos at the applicable exchange rates as of December 31, 2007 and 2008 and assets and liabilities denominated in Chilean pesos but indexed to changes in foreign currency exchange rates, detailed below:

	As of December 31, 2007			As of December 31, 2008
	Denominated in			Denominated in
	Foreign	Chilean		Foreign	Chilean
	currency	pesos	Total	currency	pesos	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	38,884	—	38,884	32,143	—	32,143
Items in course of collection	14,661	—	14,661	47,216	—	47,216
Trading portfolio financial assets	—	—	—	2	—	2
Investments purchased under agreements to resell	7,649	—	7,649	13,565	—	13,565
Derivative financial instruments	3,187	—	3,187	26,257	—	26,257
Loans and receivables to customers and banks	592,819	26,135	618,954	715,176	23,933	739,109

Total assets	657,200	26,135	683,335	834,359	23,933	858,292

Liabilities
Current accounts and demand deposits	19,123	—	19,123	33,726	—	33,726
Items in course of collection	10,199	—	10,199	25,915	—	25,915
Investments sold under agreements to resell	22,948	—	22,948	14,987	—	14,987
Time deposits and saving accounts	381,827	—	381,827	464,068	1	464,069
Derivative financial instruments	3,187	—	3,187	27,303	—	27,303
Due to financial institutions	413,699	—	413,699	438,402	139	438,541
Other financial obligations	637	8,287	8,924	278	8,757	9,035

Total liabilities	851,620	8,287	859,907	1,004,679	8,897	1,013,576

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

NOTE 22 -INCOME TAX

a. Current income tax provision

At each fiscal year end, the Bank has provisioned income taxes in accordance with existing tax laws. This provision in assets is recorded net of taxes to be recovered amounting to MCh$5,087 in 2008 (MCh$ 4,409 in 2007) and is detailed as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$

Income taxes, tax rate 17%	9,432	9,778

Less:
Monthly provisional payment	(13,203)	(13,313)
Tax credit for training costs	(247)	(276)
Tax credit for Donations	(91)	(179)
Tax credit for property taxes on leased real estate assets	(960)	(1,097)
Other taxes to be recovered (1)	(981)	(1,401)

Total	(6,050)	(6,488)

(1)     Related to tax refunds for the years 2007 and 2006 amounting to MCh$1,401 in 2008 and MCh$981 in 2007.

b. Income tax expense

Tax expense recorded in income for the period between January 1, and December 31, 2006, 2007 and 2008 is detailed as follows:

	As of December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Income tax expense
Current tax expense	(10,644)	(9,432)	(9,778)

Deferred taxes
Temporary differences	1,713	(726)	(1,528)

Sub-total	(8,931)	(10,158)	(11,306)
Other	(2)	(3)	439

Net charge to income for income taxes	(8,933)	(10,161)	(10,867)

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

c. Reconciliation of effective tax rate

The following is a reconciliation of the effective tax rate applicable for the periods December 31,2006, 2007 and 2008:

	As of December 31,
	2006		2007		2008
	Tax		Tax		Tax
	rate	Amount	rate	Amount	rate	Amount
	%	MCh$	%	MCh$	%	MCh$

Net income before taxes	17.0	(9,294)	17.0	(11,178)	17.0	(11,420)
Permanent differences and others	(0.7)	361	(1.5)	1,017	(0.8)	553

Income tax effective rate and expenses	16.3	(8,933)	15.5	(10,161)	16.2	(10,867)

d. Deferred tax effect on Shareholders’ Equity

Deferred taxes recorded as a charge or credit to Shareholders’ Equity during the period January 1 and December 31, 2006, 2007 and 2008 is detailed as follows:

	As of December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$

Financial assets available-for-sale	(1,320)	63	(209)

e. Effect of deferred taxes on income

During 2007 and 2008, the Bank recorded the effect of deferred taxes on its balance sheet and income statement in accordance to Technical Bulletin No. 60 of the Chilean Association of Accountants.

The effect of deferred taxes on assets, liabilities and income due to temporary differences is detailed as follows:

	As of December 31,
	2007			2008
	Assets	Liabilities	Net	Assets	Liabilities	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances for loans	9,110	—	9,110	9,543	—	9,543
Accrued interest and adjustment related to past-due loan portfolio	1,395	—	1,395	2,311	—	2,311
Unearned price differences	1,349	—	1,349	215	—	215
Personnel related provisions	665	—	665	813	—	813
Other	602	—	602	586	—	586

Depreciation, plant and equipment	—	(220)	(220)	—	(232)	(232)
Deferred expenses and others	—	(7,246)	(7,246)	—	(9,318)	(9,318)

Total net asset (liability)	13,121	(7,466)	5,655	13,468	(9,550)	3,918

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

NOTE 23 -CONTINGENCIES, COMMITMENTS AND RESPONSABILITIES

a. Pending lawsuits

As of December 31, 2007 and 2008, there were lawsuits pending against the Bank relating to loans and other matters.

In the opinion of management and the Bank’s legal counsel, these lawsuits should not result in material losses.

b. Contingent loans

The following table details the Bank’s contractual obligations and related allowances for loan losses:

	As of December 31,
	2007	2008
	MCh$	MCh$

Sureties and guarantees	31,278	17,898
Letters of credit	37,230	24,077
Performance bonds	282,625	314,916
Amounts available on lines of credit and credit cards	232,433	621,910
Other	158	1,941

Subtotal	583,724	980,742
Allowances established for contingent loans (Note 8)	(1,220)	(775)

Total	582,504	979,967

c. Responsibilities

The bank and its subsidiaries hold the following responsibilities under the normal course of business:

	As of December 31,
	2007	2008
	MCh$	MCh$

Notes under collection	29,450	77,273
Financial assets transferred to and managed by the Bank	13,572	62,383
Third party resources managed by the Bank	398,964	327,841
Securities held in custody	272,839	260,918

Total	714,825	728,415

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

d. Guarantees

	As of December 31,
	2007	2008
	MCh$	MCh$

Assets provided as collateral	18,536	6,618

e. Other obligations

CorpBanca is authorized to pass on to its customers any obligations related to deferred customs duties originating from imports of assets for leasing, which are transfers that materialize prior to National Customs Service authorization.  As of December 31, 2008, the Bank has transferred a total of MCh$92 (MCh$186 in 2007) in deferred customs duty obligations to its clients.

As of December 31, 2008, leasing contracts signed, but for which assets have not yet been delivered, amounts to MCh$45,827 (MCh$19,974 in 2007).

Pursuant to Articles 30 and 31 of Law No. 18,045 (Securities Market Law), Corp Capital Corredores de Bolsa S.A. has provided a guarantee from Compañía de Seguros de Crédito Continental S.A. for UF4,000 that matures April 22, 2010, designating the Santiago Stock Exchange as depository and custodian of this policy.

On June 30, 2008, Corp Capital Corredores de Bolsa S.A. took out an employee fidelity insurance policy with Chubb de Chile Compañía de Seguros Generales with coverage of US$10,000,000.  The policy expires June 30, 2009.

Corp Capital Corredores de Bolsa S.A. maintains fixed income securities in the Santiago Stock Exchange to guarantee transactions for the Securities Clearing and Settlement Systems (SCL), which amounted to MCh$742 in December 2008 and MCh$679 in December 2007.  Shares delivered to guarantee simultaneous transactions, in the amount of MCh$5,876 in December 2008 and MCh$17,857 in December 2007, are also included in this category.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

To comply with Article 58 d) of DFL 251 of 1930 which states that “Insurance brokers, in their business activities, must comply with the requirement to contract insurance policies as determined by the SVS, to correctly respond and fully comply with the obligations of their business and especially for damages that could result for insured parties that contract their policy through a broker”, the Company has contracted the following policies with Consorcio General de Seguros S.A. that took effect on April 15, 2008 and expire on April 15, 2009:

Policy	Insured item	Insured amount
		UF
4245816	Civil liability	60,000
10005671	Guarantee	500

On June 30, 2008, Corp Capital Administradora General de Fondos S.A. took out an employee fidelity insurance policy with Chubb de Chile Compañía de Seguros Generales S.A. with US$10,000,000 in coverage, maturing June 22, 2009.

On January 9, 2008, Corp Capital Administradora General de Fondos S.A. renewed its general fund management insurance policy to guarantee faithful compliance of its obligations as a fund manager, management of third party funds, and compensation for damages resulting from negligence, in accordance with Article 226 of Law No. 18045, expiring January 10, 2009.

The aforementioned policies were renewed with Compañía de Seguros Mapfre Garantías y Crédito S.A. CorpBanca was designated as the beneficiary of these policies.

NOTE 24 -PRICE LEVEL RESTATEMENT

The price-level restatement loss is determined by restating the following non-monetary assets, liabilities and Shareholders’ Equity:

	As of December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Restatement of non monetary accounts based on Consumer Price Index:
Bank premises and equipment	809	2,706	3,119
Investments in other companies	38	131	(211)
Other non-monetary assets and liabilities	349	1,563	1,133
Shareholders’ equity	(9,392)	(32,655)	(37,695)

Price-level restatement loss (net)	(8,196)	(28,255)	(33,654)

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

NOTE 25 -SUBSEQUENT EVENTS

There have been no subsequent events between January 1, 2009 and the date of the issue of these financial statements that could materially affect the financial statements.

NOTE 26 -INCOME STATEMENTS, BALANCE SHEETS AND STATEMENTS OF CASH FLOWS (SEC FORMAT)

The presentation of the financial statements prepared in accordance with Chilean GAAP differs significantly from the format required by the SEC under Rules 210.9-01 to 210.9-07 of Regulation S-X (“Article 9”).  The Chilean GAAP financial statements set forth below have been restated in constant Chilean pesos as of December 31, 2008 using the adjustment factor arising from the Chilean Consumer Price Index and are shown in accordance with the format required by Article 9.

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

b. Reclassification of deferred taxes

Under Chilean GAAP deferred tax assets and liabilities are not netted in the balance sheets. This reclassification is included in the consolidated balance sheets below.

c. Accrued interest and indexation adjustments

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

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

d. Presentation of cash flows

Under Chilean GAAP, the cash flow has been prepared in accordance with Technical Bulletin No.65 of the Chilean Association of Accountants, which does not differ significantly from U.S. GAAP, except for changes in other assets and liabilities such as other receivables, prepaid assets and accruals for salaries and vacations which should be presented as cash flows from operating activities. Additionally, the non-cash movements related to assets received in lieu of payments are not reported as supplemental information under Chilean GAAP, as usually required under U.S. GAAP. This reclassification and the disclosure of non-cash activity are included in the consolidated statements of cash flows below.

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

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

	Year ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$

Interest income
Interest and fees on loans	274,565	397,218	519,670
Interest on investments	2,908	2,121	22,273
Interest on deposits with banks	625	1,235	1,324
Interest on investments under agreements to resell	15,083	14,434	16,435

Total interest income	293,181	415,008	559,702

Interest expense
Interest on deposits	(93,968)	(128,250)	(217,070)
Interest on securities sold under agreements to repurchase	(13,561)	(9,003)	(13,292)
Interest on other borrowed funds	(1,724)	(5,059)	(6,939)
Interest on long-term debt	(53,072)	(93,500)	(109,415)
Price-level restatement (1)	(8,196)	(28,255)	(33,654)

Total interest expense	(170,521)	(264,067)	(380,370)

Net interest income	122,660	150,941	179,332
Allowance for loan losses	(14,863)	(27,894)	(54,561)

Net interest income after provision for loan losses	107,797	123,047	124,771

Other income
Fees and commissions	25,736	32,396	30,684
Brokerage and securities income	5,946	7,959	11,367
Gain (losses) on investment activities	5,715	(742)	54,997
Net gains (losses) on foreign exchange	690	8,250	(42,887)
Other revenue	4,774	2,858	8,251

Total other income	42,861	50,721	62,412

Other expenses
Salaries	(44,090)	(52,390)	(57,716)
Net premises and equipment expenses	(3,738)	(3,927)	(4,213)
Goodwill amortization	(3,458)	(3,270)	(703)
Administration expenses	(39,454)	(44,067)	(50,511)
Other expenses	(5,249)	(4,361)	(6,863)

Total other expenses	(95,989)	(108,015)	(120,006)

Income before income taxes	54,669	65,753	67,177
Income taxes expenses	(8,933)	(10,161)	(10,867)

Net income	45,736	55,592	56,310

Other Comprehensive income (loss)	6,445	(308)	1,020

Comprehensive income	52,181	55,284	57,330

Net income per share of common stock	0.202	0.245	0.248
Weighted average number of outstanding common shares (in thousands)	226,909,291	226,909,291	221,236,559

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

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

Consolidated Balance Sheets

The following consolidated balance sheets as of December 31, 2007 and 2008 have been prepared in accordance with Chilean GAAP, and are presented in accordance with the requirements of Article 9, except for the inclusion of price-level restatement permitted under item 18 of Form 20-F.

	As of December 31,
	2007	2008
	MCh$	MCh$
ASSETS

Cash and due from banks	74,821	81,326
Items in course of collection	58,210	117,703

Total cash and due from banks and other items	133,031	199,029

Investments:
Trading	166,450	85,105
Investments under agreements to resell	60,372	50,514
Available-for-sale	45,048	576,478

Total investments	271,870	712,097

Loans	4,457,129	5,060,090
Unearned income	(60,907)	(78,211)
Allowance for loan losses	(58,731)	(72,333)

Loans, net	4,337,491	4,909,546

Premises and equipment,net	33,966	38,820
Goodwill	703	—
Derivatives	37,086	209,482
Other assets	88,353	113,160

Total assets	4,902,500	6,182,134

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits:
Non-interest bearing	367,101	357,902
Interest bearing	2,650,706	3,436,918

Total deposits	3,017,807	3,794,820

Short-term borrowings	154,942	313,004
Securities sold under agreements to repurchase	59,084	106,734
Derivatives	37,285	195,608
Other liabilities	22,668	51,756
Long-term debt	1,082,905	1,236,905

Total liabilities	4,374,691	5,698,827

Commitments and contingencies

Shareholders’ equity
Common stock
Common stock - paid-in capital	342,379	324,039
Retained earnings	185,432	158,250
Accumulated other comprehensive income (loss)	(2)	1,018

Total shareholders’ equity	527,809	483,307

Total liabilities and shareholders’ equity	4,902,500	6,182,134

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

Consolidated Statements of Cash Flows

The following condensed consolidated statements of cash flows have been prepared in accordance with Chilean GAAP, and are presented in accordance with the requirements of Article 9, except for the inclusion of price-level restatement permitted under item 18 of Form 20-F.

	As of December 31,
	2006 (*)	2007 (*)	2008
	MCh$	MCh$	MCh$

Net cash provided by operating activities	104,965	83,639	82,717
Net cash used in investing activities	(214,397)	(1,027,494)	(1,368,476)
Net cash provided by financing activities	119,372	1,085,130	1,240,737

NET CASH FLOW	9,940	141,275	(45,022)
Inflation effect on cash and cash equivalents	(1,735)	3,704	(14,374)

Net increase (decrease) in cash and cash equivalents	8,205	144,979	(59,396)
Cash and cash equivalents at beginning of year	87,908	96,113	241,092

Cash and cash equivalents at end of year	96,113	241,092	181,696

Supplemental cash flow informations:
Non cash movements (assets received in lien of payments)	2,596	3,669	3,132

(*)             As discussed in Note 2, Circular No.3,443 of the Superintendency of Banks amended the definition of “Cash and cash equivalent”.  Such change is defined as a change in accounting principle that requires a reclassification of amounts in prior years’ financial statements presented for comparative purposes.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

NOTE 27 - DIFFERENCES BETWEEN CHILEAN AND US. GAAP

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

The cumulative inflation rate in Chile as measured by the Consumer Price Index (CPI) for the three-year period ended December 31, 2008 was approximately 19.4%. Chilean GAAP requires that financial statements of banks be restated to reflect the total effect of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entity. The method, described in Note 1 c), is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements.

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

as of December 31, 2008 (except as indicated)

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

Additional disclosures required under SFAS 109 and FIN 48 are provided in Note 27 2b.

c.          Mandatory dividend

As required by Chile’s General Banking Law, unless otherwise decided by a two-thirds vote of the issued and subscribed shares, the Bank must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, or a higher legally binding commitment (above the aforementioned 30%), should such commitment exist , or unless and except to the extent the Bank has unabsorbed prior year losses.  The dividend policy consists of distributing at least 50% of the net income of each year and retaining the remaining in “Other reserves”.  Under Chilean GAAP prior to January 1, 2008  no provision was recorded for the legal minimum dividend. As explained in Note 2 to the financial statements new rules issued by the Chilean Superintendency required that provision in 2008. According to the new rules , the Bank has determined that there are no material differences between Chilean GAAP and U.S. GAAP commencing on January 1, 2008.

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

d.          Investment securities

SFAS No.115 established that in the case of foreign-currency-denominated available-for-sale debt securities, the change in fair value expresses in an entity’s functional currency is the total of the changes in market price of the security as expressed in the local currency due to factors such as changes in interest rates and credit risk and the change in the exchange rate between the local currency and the entity’s functional currency.  EITF 96-15 established that the entire change in the fair value of foreign-currency-denominated available-for-sale debt securities should be reported in stockholder’s equity.  As of December 31, 2007 and 2008 the Bank does not maintain foreign-currency-denominated available-for-sale debt securities.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

Other than temporary impairment of available-for-sale securities

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

The Bank reviewed securities with unrealized losses as of December 31, 2007 and 2008, and concluded that there was no other than temporary impairment as of any one of these dates. This review consisted of evaluating the economic reasons for the decline, credit rating of the issuers of the securities and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

The carrying value and market value of debt securities available-for-sale as of December 31, 2007 and 2008 are as follows:

	Adjustment to market value
				Estimated
	Cost as of	Gross	Gross	fair value as
	December	unrealized	unrealized	of December
	31, 2007	gains	losses (1)	31, 2007
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank	3,237	13	—	3,250
Local financial institutions	41,813	12	(27)	41,798
Other local investments	—	—	—	—
Investments abroad	—	—	—	—

Total	45,050	25	(27)	45,048

	Adjustment to market value
				Estimated
	Cost as of	Gross	Gross	fair value as
	December	unrealized	unrealized	of December
	31, 2008	gains	losses (1)	31, 2008
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank	281,857	3,957	(1,317)	284,498
Tesorería General de la República or other government entities	33,728	681	(149)	34,260
Local financial institutions	259,667	1,641	(3,587)	257,721
Other local investments	—	—	—	—
Investments abroad	—	—	—	—

Total	575,252	6,279	(5,052)	576,478

(1)              Investments with unrealized losses are disclosed and segregated in accordance with paragraph 17 of FSP FAS 115/124-1.  The unrealized losses were caused by adverse movements in interest rates. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Bank has the ability and intent to hold these investment until a recovery of fair value, which may be maturity, the bank does not consider these investments to be other than temporarily impaired as of December 31, 2007 or 2008.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

The following table represents the unrealized losses and fair value of investments on hand at December 31, 2007 not classified as other than temporarily impaired:

	Less than 12 months			12 months or more			Total
	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Local financial institutions	13,305	13,278	(27)	—	—	—	13,305	13,278	(27)

	13,305	13,278	(27)	—	—	—	13,305	13,278	(27)

There were no securities pledged as collateral under repurchase agreements as of December 31, 2007.

The following table represents the unrealized losses and fair value of investments on hand at December 31, 2008 not classified as other than temporarily impaired:

	Less than 12 months			12 months or more			Total
	Amortized	Fair	Unrealized	Amortized	Fair	Unrealized	Amortized	Fair	Unrealized
	cost	value	losses	cost	value	losses	cost	value	losses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank	—	—	—	133,718	132,401	(1,317)	133,718	132,401	(1,317)
Tesorería General de la República	—	—	—	14,194	14,046	(148)	14,194	14,046	(148)
Local financial Institutions	13,297	13,038	(259)	53,074	49,746	(3,328)	66,371	62,784	(3,587)

	13,297	13,038	(259)	200,986	196,193	(4,793)	214,283	209,231	(5,052)

There were no securities pledged as collateral under repurchase agreements as of December 31, 2008.

e.          Start-up costs

Certain costs related to the organization and creation of the New York Branch are deferred, capitalized and amortized under Chilean GAAP.

Under U.S. GAAP, such organizational and start-up costs may not be deferred and must be included in income as incurred.

The effects of the difference are included in paragraph (m) below.

f.            Investments in other companies

Under Chilean GAAP, certain long-term investments in which the Bank owns less than 20% of the outstanding shares have been recorded using the equity method.  Under U.S. GAAP, those investments generally would have been recorded at cost.  The effect of accounting for these investments in accordance with U.S. GAAP is included, net of taxes, in the reconciliation of consolidated net income and shareholders’ equity in paragraph (m) below.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

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

as of December 31, 2008 (except as indicated)

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

as of December 31, 2008 (except as indicated)

Under U.S. GAAP, assets received in lieu of payment are initially recorded at fair value less any estimated sales costs estimated at the date of foreclosure, on an individual asset basis and limited to the carrying amount of the related loan or lease receivable. Subsequent to foreclosure, valuations should be periodically performed to record any impairment.

The Bank recorded in the consolidated statement of income MCh$2,273, MCh$1,160 and MCh$ during 2006, 2007 and 2008 to establish allowances for these assets. The Bank believes that the current allowances are consistent with the decrease in value of the assets received in lieu of payment.

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

as of December 31, 2008 (except as indicated)

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

as of December 31, 2008 (except as indicated)

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

•                  Commercial loans greater than MCh$200, which were considered impaired, were specifically reviewed for impairment in accordance with SFAS 114. The Bank considers all past due loans and loans classified as either 6, 7, 8, 9 and 10 to be impaired loans for the purposes of applying SFAS 114. The allowances for loans losses for these loans were determined based on the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate, or at the fair value of the collateral if the loan was collateral dependent.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

•                  Commercial loans classified as either 1, 2, 3, 4, 5 and 5D were evaluated collectively for impairment based on management’s best estimate of the probable losses inherent in these loans. The allowance for loan losses for these loans was determined based on an analysis of the results of the Bank’s classification process overtime and the resulting losses experienced on these types of loans updated to reflect current market trends and conditions.

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

Management believes that there is no difference between the methodology it uses for Chilean GAAP to determine its allowance for loan losses and the process required by SFAS 114 and SFAS 5. Accordingly, there is no significant difference between the allowance for loan losses for Chilean GAAP and the amount that would be determined in accordance with U.S. GAAP as of December 31, 2007 and 2008. The following table sets forth the additional disclosure required by U.S. GAAP.

	December 31,
	2007	2008
	MCh$	MCh$

Impaired loans with an allowance	75,729	110,089
Impaired loans without an allowance	—	—
Allowance for impaired loans	2,405	7,140
Average balance for impaired loans for the year	76,268	89,027

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

as of December 31, 2008 (except as indicated)

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

m.               Effects of conforming to U.S. GAAP

The following is a reconciliation of consolidated net income under Chilean GAAP to consolidated net income determined in accordance with U.S. GAAP.  It also includes the adjustments to the movement in Other Comprehensive Income:

	For the years ended (*)
	2006	2007	2008
	MCh$	MCh$	MCh$

Net income in accordance with Chilean GAAP	45,735	55,592	56,310
Loan origination fees and costs (par. 27.1. a)	13	367	—
Deferred income taxes (par. 27.1. b)	13	(121)	—
Investment securities (par. 27.1. d)	(432)	249	—
Start-up costs (par. 27.1. e)	—	—	(1,856)
Investments in other companies (par. 27.1. f)	(108)	4	(52)
Derivative financial instruments (par. 27.1. g)	123	—	—
Business combinations (par.27.1.h)	3,458	3,270	703
Net income in accordance with U.S. GAAP	48,802	59,361	55,105
Other comprehensive income (loss) for available for sale securities net of deferred taxes for an amount of MCh$(1,134), MCh$(95) and MCh$1,020 in 2006, 2007 and 2008, respectively	5,528	(461)	1,020

Comprehensive income in accordance with U.S. GAAP	54,330	58,900	56,125

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

Accumulated other comprehensive income (loss) net of deferred taxes amounted to MCh$459, MCh$(3) and MCh$1,018 as of December 31, 2006, 2007 and 2008, respectively.

The following is a reconciliation of consolidated shareholders’ equity under Chilean GAAP and under U.S. GAAP:

	For the years ended (*)
	2007	2008
	MCh$	MCh$

Shareholders’ equity in accordance with Chilean GAAP	527,809	483,307
Deferred income taxes on investments under FAS 115	95	—
Accrual for mandatory dividends (par. 27.1. c)	(27,797)	—
Start-up cost (par.27.1. e)	—	(1,856)
Investments in other companies (par. 27.1. f)	1,867	1,815
Business combinations (par.27.1.h)	(703)	—

Shareholders’ equity in accordance with U.S. GAAP	501,271	483,266

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the years ended December 31, 2007 and 2008:

MCh$ (*)

Balance as of December 31, 2006	468,929
Price-level restatement	(1,125)
Dividends paid 2007	(31,938)
Accrual for mandatory dividend prior year	34,302
Accrual for mandatory dividend closing year	(27,797)
Other comprehensive income for the year	(461)
Net income for the year	59,361

Balance as of December 31, 2007	501,271
Price-level restatement	(3,262)
Dividends paid 2008	(51,049)
Accrual for mandatory dividend prior year	25,524
Accrual for mandatory dividend closing year	(28,155)
Purchase of treasury shares	(17,188)
Other comprehensive loss for the year	1,020
Net income for the year	55,105

Balance as of December 31, 2008	483,266

(*)                       For comparative purposes the amounts for periods ended December 31, 2006 and December 31, 2007, have been restated in Chilean pesos of general purchasing power as of December 31, 2008 (“constant Chilean pesos”).

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

2.         Additional disclosure requirements

a.          Earnings per share

The disclosure of basic earnings per share and weighted average number of shares outstanding is not required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP.

	For the years ended
	2006	2007	2008

Basic and diluted earnings per share-U.S. GAAP (1)	0.215	0.262	0.251
Basic and diluted earnings per share-Chile GAAP (1)	0.202	0.245	0.248
Weighted average number of shares outstanding (in thousands)	226,909,291	226,909,291	221,236,558

(1)              Basic earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year.  There are no potentially dilutive effects on the earnings of the Bank as it had not issued convertible debt or equity securities.

b.          Income taxes

The provision for income taxes charged to income is as follows:

	For the years ended
	2006	2007	2008
	MCh$	MCh$	MCh$

Income tax provision-current under Chilean GAAP	(10,644)	(9,432)	(9,778)
Other taxes (expense) benefits under Chilean GAAP	106	469	439
Effect of deferred income taxes under Chilean GAAP	1,605	(1,198)	(1,528)
U.S. GAAP Adjustments:
Reclassification of recovered income tax for U.S. GAAP(1)	950	—	—
Deferred tax for effect of U.S. GAAP adjustments	13	(121)	1,208
Income tax expense under U.S. GAAP	(7,970)	(10,282)	(9,659)

(1)             Reclassification from “Other Income” in Chile GAAP to “Income tax expense”  (as a credit) in U.S. GAAP given that it represents the recovery of a benefit for Chilean income tax return deductions.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

Deferred tax assets (liabilities) under U.S. GAAP are summarized as follows:

	For the years ended
	2007	2008
	MCh$	MCh$

Temporary differences
Allowance for loan losses	9,110	9,543
Unearned price difference	1,395	2,311
Forward exchange contracts - fair value adjustment	—	—
Suspended accrual of interest	1,349	215
Other provisions	656	813
Other	611	586
Total deferred tax assets	13,121	13,468

Credit differences:
Fixed asset depreciation	(220)	(232)
Deferred expenses	(2,533)	(3,021)
Forward contracts	39	(2,293)
Leasing contracts	(4,037)	(3,568)
Other	(715)	(1,644)
Total deferred tax liabilities	(7,466)	(10,758)
Net deferred tax assets	5,655	2,710

The provision (benefit) for income taxes under U.S. GAAP differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pre-tax income as a result of the following differences:

	For the years ended
	2006		2007		2008
	MCh$	%	MCh$	%	MCh$	%

At statutory Chilean income tax rate	(9,651)	17.0%	(11,840)	17.0%	(11,009)	17.0%
Decrease (increase) in rates resulting from:
Non-taxable income	—	—	—	—	—	—
Reclassification of recovered income tax for U.S. GAAP(1)	950	(1.7)	—	—	—	—
Permanent differences and others (2)	731	(1.3)	1,558	(2.2)	1,350	(2.1)%
At effective tax rate	(7,970)	14.0%	(10,282)	14.8%	(9,659)	14.9%

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

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

The Chilean statutory first category (corporate) income tax rate was 17% for the years ended December 31, 2006, 2007 and 2008.

Additionally, effective January 1, 2007, the Company adopted FASB Interpretation No. 48: “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise entity’s financial statements in accordance with Statement of Financial Accounting Standards No. 109: “Accounting for Income Taxes” (“FAS 109”). The Interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination by taxing authorities, based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to be recognized within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. For tax positions that meet the more likely than not threshold, the benefit to be recognized is the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

As a result of implementing FIN 48, there was no impact on the Bank’s Financial Statements from the adoption of this interpretation. In addition, as of the date of the adoption of FIN 48, the Bank did not have any accrued interest and penalties related to unrecognized tax benefits.

Under Chilean tax regime, as of December 31, 2008, fiscal years 2006 through 2008 remain subject to examination by the Internal Revenue Service (“Servicio de Impuestos Internos”).

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

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

In 2006, proceeds from sales of securities available for sale were MCh$225,181 with gross realized gains of MCh$1,595 and gross realized losses of MCh$3,496. In 2007, proceeds from sales of securities available for sale were MCh$114,756 with gross realized gains of MCh$943 and gross realized losses of MCh$1.  In 2008, proceeds from sales of securities available for sale were MCh$423,176 with gross realized gains of MCh$3,570 and gross realized losses of MCh$406.

The amortized cost and fair value of securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	As of December 31, 2007		As of December 31, 2008
	Amortized cost	Fair value	Amortized cost	Fair value
	MCh$	MCh$	MCh$	MCh$

Due in 1 year or less	41,813	41,798	205,234	206,605
Due after 1 year through 5 years	2,030	2,039	59,432	59,114
Due after 5 years through 10 years	1,207	1,211	236,871	237,098
Due after 10 years	—	—	73,715	73,661
Total	45,050	45,048	575,252	576,478

Under U.S. GAAP, the Bank is required to disclose the amounts of unrealized holding gains and losses included in income as securities classified as trading.  For the years ended December 31, 2006, 2007 and 2008, the Bank recognized in income net unrealized holding gains (losses) of MCh$178, MCh$(86) and MCh$89 respectively, on these securities.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

d.          Future minimum operating lease payments

SFAS 13 requires additional disclosures for the future minimum lease payments, which are as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$

Due within 1 year	4,009	4,641
Due after 1 year but within 3 years	7,529	8,261
Due after 3 years but within 5 years	6,260	10,734
Due after 5 years	13,178	10,685
Total future minimum operating lease payments	30,976	34,321

A majority of the leases provide for the payment of taxes, maintenance, insurance, and certain other expenses applicable to the leased premises. Many of the leases contain renewal provisions.

Rent expense for 2006, 2007, and 2008 was MCh$2,443, MCh$3,367, and MCh$4,141 respectively.

e.          Estimated Fair Value of Financial Instruments

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

as of December 31, 2008 (except as indicated)

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

The estimated fair values of financial instruments are as follows:

	As of December 31
	2007		2008
		Estimated		Estimated
	Book value	fair value	Book value	fair value
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	133,031	133,031	199,029	199,029
Financial Investments	271,870	271,870	712,097	712,097
Loans	4,337,491	4,357,717	4,909,546	4,833,963
Derivative financial instruments	37,086	37,086	209,482	209,482

Liabilities
Deposits	3,017,807	3,023,531	3,794,820	3,815,330
Chilean Central Bank borrowings	390,497	384,507	492,606	482,215
Investments under agreements to repurchase	108,985	108,985	351,471	351,471
Mortgage finance bonds	764,942	764,988	765,172	722,789
Other borrowings	32,507	32,507	47,394	32,507
Derivative financial instruments	37,285	37,285	195,608	195,608

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

Fair Value Measurement and Hierarchy

On January 1, 2008, the Bank adopted the provisions FASB Statement No. 157, Fair Value Measurements (“SFAS 157”), for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, the Bank has not applied the provisions of Statement 157 to the initial measurement of intangible assets.

Additionally, the provisions of Statement 157 were not applied to fair value measurements of the Bank´s  reporting units (Step 1 of goodwill impairment tests performed under Statement 142) and non-financial assets and non-financial liabilities measured at fair value to determine the amount of goodwill impairment (Step 2 of goodwill impairment tests performed under Statement 142).

On January 1, 2009, the Bank will be required to apply the provisions of Statement 157 to fair value measurements of non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Bank is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Bank has considered the guidance provided by FSP FAS 157- 3 in its determination of estimated fair values during 2008.

Statement 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•                  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•                  Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

•                  Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value and items for which the fair value option has been elected) at December 31, 2008:

	Fair Value Measurement at Reporting Date Using
	December 31, 2008	Quoted Prices in Active Markets for identical Assets(Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	85,105	51,251	33,854	—
Available-for-sale securities	576,478	173,059	403,419	—
Derivatives	209,482	—	209,482	—
Total	871,065	224,310	646,755	—

LIABILITIES
Derivatives	195,608	—	195,608	—
Total	195,608	—	195,608	—

The financial statements as of and for the year ended December 31, 2008 do not include any nonrecurring fair value measurements relating to assets or liabilities for which the Bank has adopted the provisions of Statement 157. All nonrecurring fair value measurements for 2008 involved non-financial assets and the Bank will not adopt the provisions of Statement 157 for nonrecurring fair value measurements involving non-financial assets and non-financial liabilities until January 1, 2009.

Fair Value Option

Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities, provides entities with an option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings.  As of December 31, 2008, the Bank opted not to measure financial instruments, other than trading securities, available-for-sale securities and derivatives, at fair value, thus the implementation of Statement 159 did not have a significant impact on the Bank’s consolidated financial statements

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

f.    Segment information

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

•                  Lower Income Retail Banking offers, among others, consumer loans, credit cards and mortgage loans to the traditionally underserved low-to-middle income segments.

Treasury and International:

•                  Primarily includes our treasury activities such as financial management, funding and liquidity as well as our international business.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

Non-Banking Financial Services:

•                  These are services performed by our subsidiaries which include insurance brokerage, financial advisory services, asset management and securities brokerage.

The following table presents summary information in millions of Chilean pesos related to the Bank’s reporting segments for the years ending December 31, 2006, 2007 and 2008.

	Year ended December 31, 2006
	Commercial Banking		Retail Banking
	Large			Lower		Non-
	Companies		Traditional	Income	Treasury and	Banking
	and		and Private	Retail	International	Financial
	Corporate	Companies	Banking	Banking	(1)	Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest revenue	29,684	26,847	36,756	34,214	3,096	258	130,855
Fees and income from services, net	3,204	6,360	6,590	1,419	(271)	14,380	31,682
Trading and investment income, net	—	302	—	—	5,413	—	5,715
Foreign exchange gains (losses), net	755	1,553	116	—	(1,730)	(4)	690
Other operating revenue	(56)	1,301	(3,105)	—	(603)	6,849	4,386
Provision for loan losses	869	(2,587)	(5,004)	(7,066)	(1,075)	—	(14,863)
Gross Operational margin	34,456	33,776	35,353	28,567	4,830	21,482	158,465
Other income and expenses							389
Operating expenses							(95,989)
Net loss from price-level restatement							(8,196)
Income before income taxes							54,669
Average Loans	1,337,259	859,098	625,668	255,316	19,733	—	3,097,074
Average Investments	—	—	—	—	118,357	110,669	229,026

	Year ended December 31, 2007
	Commercial Banking		Retail Banking
	Large			Lower		Non-
	Companies		Traditional	Income	Treasury and	Banking
	and		and Private	Retail	International	Financial
	Corporate	Companies	Banking	Banking	(1)	Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest revenue	26,980	32,438	48,879	33,292	33,128	4,479	179,196
Fees and income from services, net	2,687	6,531	10,366	6,489	(725)	15,007	40,354
Trading and investment income, net	—	4,161	—	—	(4,903)	—	(742)
Foreign exchange gains (losses), net	1,338	(205)	229	—	5,302	1,586	8,250
Other operating revenue	(53)	1,630	—	—	(346)	1,234	2,464
Provision for loan losses	2,623	(2,887)	(10,916)	(16,111)	(603)	—	(27,894)
Gross Operational margin	33,575	41,668	48,558	23,670	31,853	22,306	201,628
Other income and expenses							393
Operating expenses							(108,015)
Net loss from price-level restatement							(28,255)
Income before income taxes							65,753
Average Loans	1,548,699	947,225	826,774	280,863	39,413	—	3,642,974
Average Investments	—	—	—	—	108,788	126,794	235,582

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

	Year ended December 31, 2008
	Commercial Banking		Retail Banking
	Large			Lower		Non-
	Companies		Traditional	Income	Treasury and	Banking
	and		and Private	Retail	International	Financial
	Corporate	Companies	Banking	Banking	(1)	Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest revenue	21,525	39,104	50,421	29,820	61,775	10,340	212,985
Fees and income from services, net	4,492	8,356	15,117	5,411	270	8,406	42,052
Trading and investment income, net	—	(5,059)	—	—	60,056	—	54,997
Foreign exchange gains (losses), net	2,810	4,656	62	—	(50,415)	—	(42,887)
Other operating revenue	—	472	700	—	194	6,467	7,833
Provision for loan losses	(3,366)	(7,082)	(21,072)	(23,640)	—	599	(54,561)
Gross Operational margin	25,461	40,447	45,228	11,591	71,880	25,812	220,419
Other income and expenses	—	—	—	—	—	—	418
Operating expenses	—	—	—	—	—	—	(120,006)
Net loss from price-level restatement	—	—	—	—	—	—	(33,654)
Income before income taxes	—	—	—	—	—	—	67,177
Average Loans	1,850,688	1,146,589	1,101,849	272,065	10,003	—	4,381,194
Average Investments	—	—	—	—	233,167	107,905	341,072

(1)           Includes other non-segment items

g.   Recent accounting pronouncements

FASB Staff Position No. FAS 157-2 “Effective Date of FASB Statement No. 157”

In December 2007, the FASB released a proposed FASB Staff Position (FSP SFAS 157-2 - Effective Date of FASB Statement No. 157) which, if adopted, would delay the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 159: “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115”

In February 2007 the FASB issued this Statement that includes an amendment of FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option in this Statement is similar, but not identical, to the fair value option in IAS 39, Financial Instruments: Recognition and Measurement.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. No entity is permitted to apply the Statement retrospectively to fiscal years preceding the effective date unless the entity chooses early adoption. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

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

as of December 31, 2008 (except as indicated)

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

FASB Staff Position No FAS 157-3

In October 2008, the FASB issued FSP FAS 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”.  FSP FAS 157-3 clarifies the guidance contained in FASB Statement No. 157 “Fair Value Measurements” for situations where a market is not active and applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157.  The guidance concludes that not all market activity represents forced liquidations or distressed sales during times of market dislocation; however it cannot be automatically assumed that the transaction price is determinative of fair value.  Additionally it concluded that it is acceptable for a reporting entity to use its own assumptions about future cash flows and appropriately risk-adjusted discount rates when relevant observable inputs are not available, however broker quotes are not necessarily determinative of fair value when an active market does not exist.  FSP 157-3 is effective from the date of adoption of FAS 157.  The adoption of FSP 157-3 did not have a material impact on the results of operations, cash flows or financial position.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

FASB Staff Position FAS 140-4 and FIN 46(R)-8

In December 2008, the FASB issued FASB Staff Position FAS 140-4 and FIN 46(R)-8 “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” which requires public companies to provide disclosures about the transfer of financial assets and their involvement in Variable Interest Entities, including Qualifying Special Purpose Entities.  Under these requirements a transferor must disclose whether it provided financial or other support to the transferee that it was not previously contractually required to provide, including the reasons for the support.  Additionally it must disclose details of any arrangements that could require further financial support.  These disclosures must also include a description of any QSPEs involved in the transfer including their nature, purpose, size, activities and financing.  The FSP is effective for the first period ending after December 15, 2008.   The management does not expect that the adoption of FSP FAS 140-4 and FIN 46(R)-8 did not have a material impact on its results of operations, cash flows or financial position.

FASB issued FSP EITF 99-20-1

In January 2009, the FASB issued FSP EITF 99-20-1 “Amendments to the Impairment Guidance of EITF Issue No. 99-20”. The amendments to EITF Issue No. 99-20 “Recognition of Interest Income and Impairment on Purchased Beneficial Interest and Beneficial Interests that Continue to Be Held by a Transferor in Securitized Financial Assets” allow the exercise of judgment when estimating future cash flows and the probability of their collection when evaluating a beneficial interest for other-than-temporary impairment, rather than relying solely on the assumptions used by market participants.  FSP EITF 99-20-1 is effective prospectively for interim and annual periods ending after December 15, 2008.

FASB issued FSP FAS 115-2 and FAS 124-2

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments”, which modifies the existing Other-Than-Temporary Impairments model for investments in debt securities to one where an Other-Than-Temporary Impairment is triggered if (1) an entity has the intent to sell the security, (2) it is more likely than not that it will be required to sell the security before recovery, or (3) it does not expect to recover the entire amortized cost of the security.  Additionally it requires that an Other-Than-Temporary Impairment be presented in the income statement in totality if the entity has the intent, or it is more likely than not that it will be required, to sell the security.  FSP FAS 115-2 and FAS 124-2 is effective for fiscal years and interim periods ending after June 15, 2009.  The Bank does not expect that the adoption of FSP FAS 115-2 and FAS 124-2 will have a material effect on its results of operations, cash flows or financial position.

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

FASB Staff Position FAS 141(R)-1

In April 2009, the FASB issued FASB Staff Position FAS 141(R)-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, which amends the guidance in Statement 141(R) to establish a model to account for preacquisition contingencies which is similar to the model described under Statement 141.  The FSP requires that an acquirer recognizes at fair value an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period.  FSP FAS 141(R)-1 is effective for business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”.  The objective of this Statement is to establish gneeral standards of accounting for and disclosure of events that occur after the balance sheet dale but before financial statements are issued or are available to issued.  In particular, this Statement sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluates events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  SFAS 165 should be applied to interim or annual financial periods ending after June 15, 2009.  The Bank does not expect the adoption of SFAS 165 to have a material effect on its results of operations, cash flows or financial position.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140”.  This Statement removes (1) the exceptions for qualifying special-purpose entities from the consolidation guidance and (2) the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets.  This Statement requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficia1 interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. SFAS 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter.  Earlier application is prohibited.  This Statement must be applied to transfers occurring on or after the effective date.  The Bank does not expect the adoption of SFAS 166 to have a material effect on its results of operations, cash flows or financial position.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No.46(R)”. This Statement amends Interpretation 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity.  This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (a) The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, and (b) The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could

CORPBANCA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

as of December 31, 2008 (except as indicated)

potentially be significant to the variable interest entity.  Additionally, an enterprise is required to assess whether it has an implicit financia1 responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance.  SFAS 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.  Earlier application is prohibited.  The Bank does not expect the adoption of SFAS 166 to have a material effect on its results of operations, cash flows or financial position.

Transition to the new rules established by the Superintendency of Banks and Chilean Generally Accepted Accounting Principles

The Superintendency of Banks together with other Chilean Superintendencies and regulatory bodies agreed to a plan of convergence with International Financial Reporting Standards (“IFRS”) in order to internationalize financial reporting for public companies in Chile.

The Superintendency of banks, by means of circular No 3410 on November 9, 2007, issued its “Compendium of Accounting Standards” (the “Compendium”) which contains the new accounting formats and reporting standards and policies for the finance industry that will be applied beginning on January 1, 2009.

The Bank is completing a plan for transition to the Compendium  which includes, an analysis of the accounting method differences, the selection of the accounting methods to be applied when alternative treatment are permitted an assessment of the changes in reporting procedures an systems.

In accordance with instructions issued by the Superintendency of banks regarding the adoption of the Compendium, beginning on March 2009, Banco Santander Chile should prepare its financial statements in accordance with such Compendium.  The preliminary effects of this change on the Bank’s financial statements have been measured and informed to the Superintendency of Banks, and those adjustments could differ from those to be final determined

* * * * * *

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 30, 2009

CorpBanca

By:	/s/ Sergio Benavente Riobó
Name: Sergio Benavente Riobó
Title: Chief Financial Officer