Form 20-F
period 2009-12-31
CORPBANCA/FI
filed 2010-06-30
CIK 1276671

ANNUAL REPORT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009

As filed with the Securities and Exchange Commission on June 30, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

John Paul Fischer, Telephone: +(562) 660 2141, Facsimile: +(562) 660 2476, Address: Rosario Norte 660, Las Condes, Santiago, Chile
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

221,854,744,551

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVEYEARS)

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

ITEM 3.  KEY INFORMATION

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Prior to December 31, 2008 and including our consolidated financial statements as of and for the year ended December 31, 2008, we prepared our consolidated financial statements in accordance with generally accepted accounting principles in Chile and regulations of the Chilean Superintendencia de Bancos e Instituciones Financieras, or the Chilean Superintendency of Banks, collectively referred to as “Chilean GAAP”, which differed in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP.

The Chilean Superintendencia de Valores y Seguros, or the Chilean Superintendency of Securities and Insurance or the SVS, announced in 2004 that all public companies will be required to present complete financial statements in compliance with International Financial Reporting Standards, or IFRS, beginning in 2009. The transition from Chilean GAAP to IFRS is scheduled to follow a gradual implementation plan taking place over at least a three-year period from 2009 to 2011, beginning with financial institutions in 2009. Full convergence is the intended goal of the transition to IFRS. However, due to the gradual approach to the adoption of IFRS and because not all regulators require full IFRS, different accounting frameworks will coexist in Chile for a period of time.

Chilean banks are subject to the regulatory supervision of the Chilean Superintendency of Banks under the provisions of the Decreto de Fuerza de Ley No.3 of 1997, or the General Banking Law. The General Banking Law establishes that, in accordance with Chilean legal regulations, Chilean banks must abide by the accounting standards stipulated by the Chilean Superintendency of Banks.

The Chilean Superintendency of Banks, by means of Circular No. 3,410 (2007) and Circular No. 3,443 (2008) issued its “Compendium of Accounting Standards” as its framework strategic plan, which contains the new accounting standards and reporting formats for the financial industry required to be adopted by banking institutions effective January 1, 2009. Banks are required to apply the new accounting and reporting to the current period financial statements (2009) and to retrospectively apply the new standard to January 1, 2008 and include an opening balance sheet for the reporting period ended December 31, 2008.

Although banks are required to apply IFRS as of January 1, 2009, certain exceptions introduced by the SVS prevent banks from achieving full convergence. In those situations which are not addressed by the guidance issued by the Chilean Superintendency of Banks, institutions must follow the generally accepted accounting principles issued by the Association of Chilean Accountants, which coincide with IFRS as issued by the International Accounting Standard Board, or IASB. However, in order to comply with requirements of the Securities and Exchange Commission, or the SEC, we have prepared our audited consolidated financial statements under IFRS as issued by the IASB.

This Annual Report is prepared under the one-time accommodation provided by the SEC to allow, for a limited period, foreign private issuers that prepare financial statements in accordance with IFRS to present only one year of comparative information in their first IFRS financial statements. Unless otherwise indicated herein, as used hereafter IFRS refers to the standards issued by the IASB.

The information as of and for the year ended December 31, 2008 contained in our consolidated financial statements for the year ended December 31, 2009 is presented on the same basis as the information as of and for the year ended December 31, 2009.  The selected consolidated financial information included herein as of and for the year ended December 31, 2009, together with the selected consolidated financial information as of and for the year ended December 31, 2008, is derived from, and presented on the same basis as, our consolidated financial statements and should be read together with the consolidated financial statements.  Since our consolidated financial statements, including the selected consolidated information included herein, have been prepared using IFRS, they are not comparable with the audited consolidated financial statements included in the previous annual reports filed on Form 20-F.  See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates—Transition to IFRS” and note 2 to our audited consolidated financial statements included herein for a description of the transition to IFRS.

Our audited consolidated financial statements as of December 31, 2008 and 2009 and for each of the two years in the period ended December 31, 2009 are referred to herein as our financial statements.  Unless otherwise indicated, financial data for all full-year periods through December 31, 2009 included in our audited consolidated financial statements and in the other financial information contained elsewhere in this Annual Report have been expressed in Chilean pesos as of December 31, 2009.

In this Annual Report, references to “$,” “US$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (and “MCh$” to millions of Chilean pesos), and references to “UF” are to Unidades de Fomento.  The UF is an inflation-indexed, peso-denominated unit that is linked to and adjusted daily to reflect changes in the previous month’s Chilean consumer price index.  As of December 31, 2009 one UF equaled US$ 41.26 and Ch$ 20,942.88 and as of June 21, 2010, one UF equaled US$41.73 and Ch$21,176.79.  See “Item 5. Operating and Financial Review and Prospects.”

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our financial statements or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos based on our exchange rate of Ch$ 507.52 as of December 31, 2009.  See “—Exchange Rate Information” below.

Unless otherwise specified, all references in this Annual Report (except in our financial statements) to loans are to loans and financial leases before deduction for allowances for loan losses, and, except as otherwise specified, all market share data presented herein are based on information published periodically by the Chilean Superintendency of Banks. Past due loans include, with respect to any loan, the amount of principal and interest that is 90 days or more overdue and include the installments of such loans that are not  yet overdue.

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

Purchases and sales of foreign currencies which may be effected outside the Formal Exchange Market can be carried out in the Informal Exchange Market.  The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies.  There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate.  On December 31, 2009, the average exchange rate in the Informal Exchange Market was approximately the same as the published observed exchange rate for such date of Ch$507.52 per US$1.00.  The average exchange rate in the Informal Exchange Market is widely used by the public in Chile.  The method used to estimate the daily exchange rate is as follows:

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

As of December 31, 2009 the U.S. dollar exchange rate used by us was Ch$507.52 per US$1.00.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for the periods set forth below, as reported by the Central Bank.

	Daily Observed Exchange Rate Ch$ per US$(1)
	Low(2)	High(2)	Average(3)	Period End

2005	509.70	592.75	559.77	514.21
2006	511.44	549.63	530.26	534.43
2007	493.14	548.67	522.69	495.82
2008	431.22	676.75	521.79	629.11
2009	491.09	643.87	559.67	506.43
December 2009	494.82	508.75	501.45	506.43
January 2010	489.47	531.75	500.66	531.75
February 2010	523.10	546.18	532.56	529.69
March 2010	508.66	533.87	523.16	526.29
April 2010	514.91	527.38	520.62	520.99
May 2010	517.23	549.17	533.21	529.23
June 2010(4)	530.36	548.16	536.71	532.74

(1)                                  Nominal figures.

(2)                                  Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)                                  The average of the exchange rates on the last day of each month during the period.

(4)                                  Through June 21, 2010.

The following table sets forth the annual low, high, average and period-end exchange rate for U.S. dollars for the periods under our new policy to calculate our own exchange rate:

	Bank’s Exchange Rate Ch$ per US$(1)
	Low(2)	High(2)	Average(3)	Period End

2006	514.21	547.31	529.10	532.07
2007	493.07	548.09	522.57	497.87
2008	431.40	680.15	522.50	637.44
2009	490.77	640.60	559.16	507.52
December 2009	495.69	508.47	502.01	507.52
January 2010	489.32	531.42	501.73	524.88
February 2010	527.35	541.94	532.41	527.35
March 2010	508.74	534.50	523.20	523.86
April 2010	514.52	528.11	520.12	519.84
May 2010	518.91	547.94	533.63	531.09
June 2010 (4)	539.38	547.09	537.06	530.57

(1)                                  Nominal figures.

(2)                                  Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)                                  The average of the exchange rates on the last day of each month during the period.

(4)                                  Through June 21, 2010.

A.            SELECTED FINANCIAL DATA

The following tables present our selected financial data as of the dates and for the periods indicated.  You should read the following information together with our audited consolidated financial statements, including the notes thereto, included in this Annual Report and the information set forth in “Item 5. Operating and Financial Review and Prospects.”

The selected consolidated balance sheet data as of December 31, 2008 and 2009 and the selected consolidated income statement data for each of the two years in the period ended December 31, 2009 appearing herein have been derived from the audited consolidated financial statements for the year ended December 31, 2009 appearing elsewhere in this Annual Report, which have been audited by Deloitte & Touche Sociedad de Auditores y Consultores Ltda., or Deloitte.

Our financial statements have been prepared in accordance with IFRS.  Net income and shareholders’ equity in are also included in the selected financial data as a reference.

We have prepared our consolidated annual financial statements as of and for the year ended December 31, 2009 in accordance with IFRS as issued by the IASB.  The information as of and for the year ended December 31, 2008 contained in our consolidated financial statements for the year ended December 31, 2009 is presented on the same basis as the information as of and for the year ended December 31, 2009.  The selected consolidated financial information included herein as of and for the year ended December 31, 2009, together with the selected consolidated financial information for the year ended December 31, 2008, is derived from, and presented on the same basis as, our consolidated financial statements and should be read together with the consolidated financial statements.  Since our consolidated financial statements, including the selected consolidated information included herein, have been prepared using IFRS, they are not comparable with the audited consolidated financial statements included in previous annual reports filed on Form 20-F.  Readers should exercise caution in determining trends based on prior annual reports.  See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates—Transition to IFRS” and note 2 to our audited consolidated financial statements included herein for a description of the transition to IFRS.

	At and for fiscal years ended December
	2008	2009	2009(1)
	(in millions of Ch$, in millions of US$, as of December 31, 2009)
	Ch$	Ch$	US$

CONSOLIDATED INCOME STATEMENT DATA

Interest income	560,893	314,115	618.9
Interest expense	(346,717)	(120,727)	(237.9)
Net interest income	214,176	193,388	381.0
Provisions for loan losses	(54,983)	(71,271)	(140.4)
Fees and income from services (net)	42,052	43,261	85.2
Other operating income (net)	19,930	59,285	116.8
Other income and expenses (net)	262	445	0.9
Operating expenses	(123,451)	(122,667)	(241.7)
Income before income taxes	97,986	102,441	201.8
Income tax expense	(9,304)	(16,249)	(32.0)
Net income	88,682	86,192	169.8
Net income per share of common stock(2)	0.392	0.390	0.00077
Dividends per share of common stock (3)	0.392	0.390	0.00077
Dividend per ADS (3) (4)	2,060	2,060	4.06
Shares of common stock outstanding (in thousands)	221,236,558.3	221,854,744.5	221,854,744.5

CONSOLIDATED BALANCE SHEET DATA

Cash and deposits in banks	81,326	110,331	217.3
Items in course of collection	117,703	95,796	188.8
Trading portfolio financial assets	85,105	76,156	150.0
Investments under agreements to resell	50,514	51,970	102.4
Derivative financial instruments	209,482	126,140	248.5
Loans and receivables from banks	37,696	86,226	169.9
Loans and receivables from customers	4,956,500	5,011,656	9,874.8
Allowances for loan losses	(75,512)	(99,270)	(195.6)
Financial investments available-for-sale	576,478	737,162	1,452.5
Financial investments held-to-maturity	—	—
Investments in other companies	3,699	3,583	7.1
Intangible assets	12,252	13,630	26.9
Property, plant equipment, net	51,231	55,212	108.8
Current income tax provision	6,488	—
Deferred income taxes	12,795	19,060	37.6
Other assets	80,176	92,307	181.9
TOTAL ASSETS	6,205,933	6,379,959	12,570.9

	At and for fiscal years ended December
	2008	2009	2009(1)
	(in millions of Ch$, in millions of US$, as of December 31, 2009)

Current accounts and demand deposits	357,902	496,270	977.8
Items in course of collection	86,176	64,854	127.8
Investments under agreements to repurchase	351,471	465,513	917.3
Time deposits and saving accounts	3,350,742	3,316,045	6,533.8
Derivative financial instruments	195,608	114,703	226.0
Borrowings from financial institutions	492,606	362,403	714.1
Debt issued	765,172	935,219	1,842.7
Other financial obligations	47,394	26,853	52.9
Current income tax provision	—	7,831	15.4
Deferred income taxes	10,606	15,644	30.8
Provisions	32,427	49,804	98.2
Other liabilities	18,552	17,471	34.4
TOTAL LIABILITIES	5,708,656	5,872,610	11,571.2
Shareholders´ Equity	497,277	507,349	999,7
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,205,933	6,379,959	12,570.9

	At and for fiscal years ended December
	2008	2009
CONSOLIDATED RATIOS

Profitability and Performance
Net interest margin (6)	4.6%	3.6%
Return on average total assets (7)	1.6%	1.4%
Return on average shareholders’ equity (8)	19.0%	18.4%
Efficiency ratio (consolidated) (9)	44.7%	41.5%
Dividend payout ratio (10)	100.0%	100.0%
Capital
Average shareholders’ equity as a percentage of average total assets	8.6%	7.7%
Total liabilities as a percentage of shareholders’ equity	8.7%	8.6%
Asset Quality
Allowances for loan losses as a percentage of overdue loans (11)	163.3%	598.0%
Overdue loans as a percentage of total loans (11)	0.9%	0.3%
Allowances for loan losses as a percentage of total loans	1.5%	1.9%
Past due loans as a percentage of total loans (12)	0.8%	0.8%

OTHER DATA
Inflation rate	—	—
Revaluation (Devaluation) rate (Ch$/US$)	28%	(19.5)%
Number of employees	3,022	3,127
Number of branches and offices	109	112

(1)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2009 have been translated from pesos at our exchange rate of Ch$507.52 per US$1.00 as of December 31, 2009.
(2)

Net income per share of common stock has been calculated on the basis of the weighted average number of shares outstanding for the period. One ADS equals 5,000 shares of common stock. As of December 31, 2009, we have 5,055 million shares to be held as treasury stock, reducing our total shares outstanding to 221,855 million.

(3)	Represents dividends paid in respect of net income earned in the prior fiscal year.
(4)	Each ADS represents 5,000 shares of common stock.
(5)

This line item is comprised primarily of bank premises and equipment, assets received in lieu of payment (repossessed assets), assets to be leased, amounts received under spot foreign exchange transactions, transactions in process, prepaid and deferred expenses, deferred income taxes.

(6)	Net interest margin is defined as net interest income divided by average interest-earning assets.
(7)	Return on average total assets is defined as net income divided by average total assets.
(8)	Return on average shareholders’ equity is defined as net income divided by average shareholders’ equity.
(9)	Operating expenses as a percentage of operating income. Operating income is the aggregate of net interest income, fees and income from service (net) and other operating income (net).
(10)	Represents dividends divided by net income.
(11)	Overdue loans consist of all non-current loans.
(12)	Past due loans include, with respect to any loan, the amount of principal or interest that is 90 days or more overdue, and include the installments of such loan that are not yet overdue .

B.            CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.            REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.            RISK FACTORS

RISKS ASSOCIATED WITH OUR BUSINESS

The growth and make-up of our loan portfolio may expose us to increased loan losses.

From January 1, 2008 to December 31, 2009, the compounded annual growth rate of our aggregate gross loan portfolio was 26.8%.  Our business strategy seeks to grow profitably while increasing the size of our loan portfolio. The growth of our loan portfolio (particularly in the lower-middle to middle income consumer and small and medium-sized corporate business segments) may expose us, in an economic downturn, to a higher level of loan losses and require us to establish proportionately higher levels of provisions for loan losses, which offset the increased income that we can expect to receive as the loan portfolio grows.  We may also suffer loan losses as a result of our loans to salmon producing companies, which have seen their cash flows decline due to a virus affecting salmon farming in the extreme south of Chile in the last two years.

Our loan portfolio may not continue to grow at the same rate.

There can be no assurance that in the future our loan portfolio will continue to grow at the same or similar rates as the growth rate that we historically experienced.  Average loan growth has, however, remained significant in the last two years.  According to the Chilean Superintendency of Banks, from  January 1, 2008 to December 31, 2009, the compounded annual growth rate of aggregate gross loan portfolio in the Chilean banking system was 18.63% in nominal terms to Ch$ 10,827,145 million as of December 31, 2009. Our consolidated annual financial statements as of and for the year ended December 31, 2009 have been prepared in accordance with IFRS. As a result, year-on-year variations in the income statement and balance sheet accounts of the financial system presented in this annual report are based on estimations as indicated in note 1v) to our audited consolidated financial statements included herein.

We are vulnerable to the current disruptions and volatility in the global financial markets.

In the past two years, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates. Global economic conditions deteriorated significantly in the second half of 2008, and many countries, including the United States, are currently in or recovery from recession. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, have been experiencing significant difficulties. Around the world, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers. Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our interest margins.

In Chile, the continued economic recession has also caused a rise in unemployment, a fall in consumer spending, a fall in real estate prices and a general decline in economic activity. All of these factors may lead to a decrease in demand for individual and corporate borrowing, a decrease in demand for financial services and a decrease in credit card spending, which may in turn materially adversely affect our financial condition and results of operation.

Increased competition and industry consolidation may adversely affect the results of our operations.

The Chilean market for financial services is highly competitive.  We compete with other Chilean private sector domestic and foreign banks, with BancoEstado (a public-sector bank) and with large department stores that make consumer loans to a large portion of the Chilean population.  The lower-middle to middle income segments of the Chilean population and the small and medium-sized corporate segments have become the target markets of several banks, and competition in these segments is likely to increase.  As a result, net interest margins in these segments have declined.  Although we believe that demand for financial products and services from the lower-middle to middle income consumer market segments and for small and medium-sized companies will continue to grow during the remainder of the decade, our net interest margins may not be maintained at their current levels.  We believe that our principal competitors are Banco de Crédito e Inversiones, or BCI, Banco Bilbao Vizcaya Argentaria, Chile S.A., or BBVA, and Scotiabank Sudamericano, but we also face competition from larger banks such as Banco de Chile and Banco Santander, among others.

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

Our allowances for impairment losses may not be adequate to cover the future actual losses to our loan portfolio.

At December 31, 2009, our allowance for impairment losses on loans and other assets was Ch$99,270 million, and the ratio of our allowance for impairment losses to total loans was 1.9%. The amount of allowances is based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for impairment losses on loans and other assets require recalibration, which can lead to increased provision expense. We believe our allowance is adequate as of the date hereof for all known losses. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, or if the quality of our loan portfolio deteriorates or the future actual losses exceed our estimates, our allowance for impairment losses may not be adequate to cover actual losses and we may need to make additional provisions for impairment losses, which may materially and adversely affect our results of operations and financial condition.

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

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

At December 31, 2009, our past due loans were Ch$41,672 million, which resulted in a past due loans to total loans ratio of 0.8%. We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency. Failure of credit risk management policies may result in an increase in the level of non-performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control, such as the macroeconomic factors affecting Chile’s economy. If such deterioration were to occur, it could materially adversely affect our financial conditions and results of operations.

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Chile’s economy. The real estate market is particularly vulnerable in the current economic climate and this may affect us as real estate represents a significant portion of the collateral securing our residential mortgages loan portfolio. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

Additionally, there are certain provisions under Chilean law that may affect our ability to foreclose or liquidate residential mortgages if the real estate in question has been declared as “family property” by a court. If any party occupying the real estate files a petition with the court requesting that such real estate be declared as family property, our ability to foreclose may be very limited.

The growth of our loan portfolio may expose us to increased loan losses.

From January 1, 2008 to December 31, 2009, the compounded annual growth rate of our gross loan portfolio was 26.8% in nominal terms to Ch$5,011, 656 million.  Our business strategy seeks to grow profitably while increasing the size of our loan portfolio.  The growth of our loan portfolio (particularly in the lower-middle to middle income consumer and small and medium-sized corporate business segments) may expose us, in an economic downturn, to a higher level of loan losses and require us to establish proportionately higher levels of provisions for loan losses, which offset the increased income that we can expect to receive as the loan portfolio grows.

Our loan portfolio may not continue to grow at the same rate. The current economic turmoil may lead to a contraction in our loan portfolio.

There can be no assurance that our loan portfolio will continue to grow at similar rates to the historical growth rate. A reversal of the rate of growth of the Chilean economy, a slowdown in the growth of customer demand, an increase in market competition or changes in governmental regulations, could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. The continued economic turmoil could materially adversely affect the liquidity, businesses and financial condition of our customers as well as lead to a general decline in consumer spending and a rise in unemployment. All this could in turn lead to decreased demand for borrowings in general.

The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile.

In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the Chilean Superintendency of Banks, Dicom (a Chilean nationwide credit bureau) and other sources. Due to limitations in the availability of information and the developing information infrastructure in Chile, our assessment of the credit risks associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk may be materially adversely affected.

Our results of operations are affected by interest rate volatility.

Our results of operations depend to a great extent on our net interest income.  In 2008 and 2009, our ratio of net interest income to total operating incomes was 77.6 % and 65.5%, respectively.  Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities leading to a reduction in our net interest income.  Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors.  Over the period from December 31, 1998 to December 31, 2008, yields on the Chilean government’s 90-day note as reported on those dates moved from 13.49% to 8.18%, with a high of 13.59%. This benchmark rate began to rise in the latter part of 2005 and through 2006, 2007 and 2008, reaching a high of 5.21% and a low of 4.39% in 2006, a high of 6.15% and a low of 4.61% in 2007, and a high of 8.36% and a low of 6.50% in 2008. Between January 1, 2009 and May 31, 2009, this rate began to decrease and reached a high of 6.74% in January 2009 and a low of 1.20% in May 2009.  During 2008, we began to increase our investments in available-for-sale instruments as our current strategy is to build a profitable medium-term portfolio.  As of December 31, 2008 and 2009, we had Ch$576,478 million and Ch$737,162 million, respectively, in financial investments available-for-sale.  Any volatility in interest rates could adversely affect our business, our future financial performance and the price of our securities.

Since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues.

Deposits and other term deposits are our primary sources of funding, which represents 56% of our liabilities. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking system, any money markets in which we operate will be able to maintain levels of funding without incurring high funding costs or the liquidation of certain assets. If this were to happen, our results of operations and financial condition may be materially adversely affected.

The legal restrictions on the exposure of Chilean pension funds may affect our access to funding.

Chilean regulations impose restrictions on the share of assets that a Chilean pension fund management company (Administradora de Fondos de Pensiones, or an AFP) may allocate to a single issuer, which is currently 7% per fund managed by an AFP (including any securities issued by the issuer and any bank deposits with the issuer). If the exposure of an AFP to a single issuer exceeds the 7% limit, the AFP is required to reduce its exposure below the limit within three years. As of December 31, 2009, the aggregate exposure of AFPs to us was approximately Ch$36,402 million (US$71.7 million) or 3.86% of their total assets. If the exposure of any AFP to us exceeds the regulatory limit, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

Pension funds must also comply with other investment limits. Recently approved legislation in Chile (Reformas al Mercado de Capitales II (also known as MK2) relaxed the limits on making investments abroad in order to permit pension funds to further diversify their investment portfolios. As of December 31, 2009, the limit on making investments abroad was 60%. This limit was increased from 55% as of August 3, 2009 and will gradually increase to 80% in 2011. As a result, pension funds may change the composition of their portfolios, including reducing their deposits with local banks. As of December 31, 2009, 36.4% of our time deposits were from AFPs. Although the legislation referred to above is intended to promote a gradual relaxation of the investment limits, and we may be able to substitute the reduced institutional funds with retail deposits, there can be no assurance that this occurrence will not have a materially adverse impact on our business, financial condition and results of operations.

We may be unable to meet requirements relating to capital adequacy.

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of total assets, net of required loan loss allowances. We are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 10%. As of December 31, 2009, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 13.9%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

•                  the increase of risk-weighted assets as a result of the expansion of our business;

•                  the failure to increase our capital correspondingly;

•                  losses resulting from a deterioration in our asset quality;

•                  declines in the value of our investment instrument portfolio;

•                  changes in accounting rules; and

•                  changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in Chile.

Our business is highly dependent on proper functioning and improvement of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. We have backup data for our key data processing systems that could be used in the event of a catastrophe or a failure of our primary systems, and have established alternative communication networks where available. However, we do not operate all of our redundant systems on a real time basis and cannot assure you that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. Such failures could be caused by, among other things, software bugs, computer virus attacks or conversion errors due to system upgrading. In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost effective basis. Any substantial failure to improve or upgrade information technology systems effectively or on a timely basis could materially and adversely affect our competitiveness, results of operations and financial condition.

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

Banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations.

We are subject to regulation by the Chilean Superintendency of Banks. In addition, we are subject to regulation by the Central Bank with regard to certain matters, including reserve requirements, interest rates, foreign exchange mismatches and market risks. During the Chilean financial crisis of 1982 and 1983, the Central Bank and the Chilean Superintendency of Banks strictly controlled the funding, lending and general business matters of the banking industry in Chile.

Pursuant to the General Banking Law, all Chilean banks may, subject to the approval of the Chilean Superintendency of Banks, engage in certain businesses other than commercial banking depending on the risk associated with such business and the financial strength of the bank. Such additional businesses include securities brokerage, asset management, securitization, insurance brokerage, leasing, factoring, financial advisory, custody and transportation of securities, loan collection and financial services. The General Banking Law also applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices and limits the discretion of the Chilean Superintendency of Banks to deny new banking licenses.

There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us. Any such change could have a material adverse effect on our financial condition or results of operations.

Historically, Chilean banks have not paid interest on amounts deposited in checking accounts. However, since June 1, 2002, the Central Bank has allowed banks to pay interest on checking accounts. Currently, there are no applicable restrictions on the interest that may be paid on checking accounts. We have begun to pay interest on some checking accounts under certain conditions. If competition or other factors lead us to pay interest on checking accounts, to relax the conditions under which we pay interest or to increase the number of checking accounts on which we pay interest, any such change could have a material adverse effect on our financial condition or results of operations.

We are subject to regulatory inspections and examinations.

We are also subject to various inspections, examinations, inquiries, audits and other regulatory requirements by Chilean regulatory authorities. We cannot assure you that we will be able to meet all of the applicable regulatory requirements and guidelines, or that we will not be subject to sanctions, fines, restrictions on our business or other penalties in the future as a result of noncompliance. If sanctions, fines, restrictions on our business or other penalties are imposed on us for failure to comply with applicable requirements, guidelines or regulations, our business, financial condition, results of operations and our reputation and ability to engage in business may be materially and adversely affected.

RISKS RELATING TO CHILE

The recent earthquake in Chile is likely to adversely affect the quality of our loan portfolio in segments of the Chilean economy that have been negatively affected and, as a result, is likely to negatively affect our results of operations.

Chile lies on the Nazca tectonic plate, making it one of the world’s most seismically active regions. Chile has been adversely affected by powerful earthquakes in the past, including an 8.0 magnitude earthquake that struck Santiago in 1985 and a 9.5 magnitude earthquake in 1960 which was the largest earthquake ever recorded.

On February 27, 2010, an 8.8 magnitude earthquake struck central Chile. The quake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second largest city.

The regions of Bió Bió and Maule were the most severely affected regions and Concepción, was the most affected city, with its infrastructure and numerous buildings severely damaged. The coastal area of Concepción, including the neighboring cities Talcahuano and Penco, were hit by a tsunami shortly after the earthquake that significantly damaged port facilities. Several cities in the Maule region, including its capital city of Talca, were also seriously affected by the earthquake.

The earthquake and its aftershocks, as well as tsunamis along adjacent coastal waters, caused severe damage to Chile’s infrastructure, including roads, bridges, ports and Santiago’s international airport. Although the earthquake affected many buildings, less than 3% of Chile’s buildings suffered some damaged. The principal reason is due to Chile having the one of the strictest building requirements in the world.

On March 12, 2010, President Piñera estimated that preliminary assessments of reconstruction costs could total approximately US$30 billion. However, the total cost is estimated in US$ 25 billion. Broken down, approximately US$9.3 billion should be paid by the public sector, US$6.7 billion by the private sector and the rest by insurance companies.

The impact in CorpBanca was slighter than expected as we said before. An example of this is that the increase in provision for loan losses in commercial loans represented only 0.4% of our provisions for loan losses. This is mainly explained because we have low exposure in the VII and VIII region, because of our meticulous risk process and our diversified loan portfolio. More than 95% of our mortgage loans had insurance.

If we consider our own infrastructure, of our 110 branches, 94% were operating normally after the earthquake. In the beginning of April, 2010 all branches were reopened  (two of our branches in Talcahuano disappeared with the tsunami and their operations were transferred to Concepción, which is close to that city).  As a result of the earthquake, our branches in Talcahuano will have to be reconstructed as a result of the tsunami. We are assessing the structural damage to our CorpBanca and Banco Condell branches in Concepción. Of our 324 ATMs, 68% were operating normally after the earthquake. The inoperative machines were mainly because of electricity problems, so in a few days they were working again. Our systems never stopped functioning during the earthquake as a result of the our business continuity planning (BCP). Additionally, our web page was the only Chilean bank web page that never stopped functioning.

We offered a bonus of Ch$300,000 to 294 of our employees that sustained damage to their homes. We also offered loans of loans between Ch$500,000 and Ch$1,000,000 to the same employees.

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

According to data published by the Central Bank, the Chilean economy grew at a rate of 3.2% and decreased by 1.9% in 2008, and 2009, respectively.  Historically, lower economic growth has adversely affected the overall asset quality of the Chilean banking system and our loan portfolio.  Below is a detail of the of the risk index of the banks comprising the Chilean financial system according to information published by the Chilean Superintendency of Banks:

Year	Risk Index
December 31, 2008(1)	1.69%
December 31, 2009 (1)	2.43%

(1)                              As of January 1, 2008, the Chilean Superintendency of Banks publishes monthly consolidated financial information.  Prior to 2008, the Chilean Superintendency of Banks published unconsolidated information. Index includes contingent loans and allowances.

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

Although economic conditions are different in each country, investors’ reactions to developments in one country may affect the securities of issuers in other countries, including Chile.  For instance, the devaluation of the Mexican peso in December 1994 set off an economic crisis in Mexico that negatively affected the market value of securities in many countries throughout Latin America.  The crisis in the Asian markets, beginning in July 1997, resulted in sharp devaluations of other Asian currencies and negatively affected markets throughout Asia, as well as many markets in Latin America, including Chile.  Similar adverse consequences resulted from the 1998 crisis in Russia and the devaluation of the Brazilian real in 1999.  In part due to the Asian and Russian crises, the Chilean stock market declined significantly in 1998 to levels equivalent to 1994.  In September 2008, the housing crisis in the United States sparked a series of financial institution failures throughout the globe.  This resulted in a liquidity crisis and a reduction in growth of the global economy as financial institutions tightened risk policies and reduced lending to banks, corporations and individuals.  Consequently, Chile was affected by a strong decrease in growth during the fourth quarter of 2008 as its trading partners entered into recession affecting local corporate sales and plans for investment.  This led to a revaluation in 2008 of local securities which significantly decreased the value of the Chilean stock market. In 2009, the crisis had its impact in the economy, with GDP growth falling 1.5%, deflation of 1.4% and unemployment over 8.5%. However, despite the negative macroeconomic figures, the Chilean stock market had an excellent year. The Santiago Stock Exchange Index of the 40 most-traded stocks (IPSA) increased 46% during 2009.  CorpBanca’s stock wasn’t the exception, ending the year with 79% of return.

Current economic conditions may make it more difficult for us to continue funding our business on favorable terms.

Historically, one of our principal sources of funds has been time deposits.  Time deposits represented 58.7% and 56.4% of our total liabilities as of December 31, 2008, and 2009, respectively.  Large-denominations in time deposits from institutional investors may, under some circumstances, be a less stable source of funding than savings and bonds, such as during periods of significant changes in market interest rates for these types of deposit products and any resulting increased competition for such funds.  The current liquidity crisis triggered by the U.S. subprime market has impacted global markets and affected sources of funding, including time deposits.  As of December 31, 2009, our investment portfolio did not contain instruments (i) backed by, or otherwise related to, U.S. subprime mortgages or (ii) with exposure to monoline financial guarantors.  Although our results of operations and financial position have not suffered a significant impact as a consequence of the recent credit market instability in the U.S. and the liquidity available in the Chilean market has permitted us to fund out operations and maintain our regular business activities, we cannot assure you that we will be able to continue funding our business or, if so, maintain our current levels of funding without incurring higher funding costs or having to liquidate certain assets.  See  “Item 5.  Operating and Financial Review and Prospects—Operating Results—Recent Developments in the Banking Industry.”

Economic problems in Argentina and Brazil may have an adverse effect on the Chilean economy and on our results of operations and the share price of our ADSs and shares.

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Latin America, especially in Argentina and Brazil.  If Argentina’s economic environment significantly deteriorates or does not improve, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years.  If it had cuts in gas exports from Argentina to Chile, as it has been happened in prior years, could also adversely affect economic growth in Chile. Our business could be affected by an economic downturn in Brazil.  This could result in the need for us to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities.  The crises and political uncertainties in other Latin American countries could also have an adverse effect on Chile, the price of our securities or our business.

Deceleration of economic growth in Asia, the United States and other developed nations may have an adverse effect on the Chilean economy and on our results of operations and the share price of our ADSs and shares.

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Asia, the United States and other developed nations, including the global economic world crisis that still affects part of the world, especially Europe.  If these nations’ economic environments deteriorate, the economy in Chile could also be affected and could experience slower growth than in recent years.  In 2009, our share price increased from Ch$2.517 per share to Ch$4.009 per share during 2009.  This was a result of the of a good year in general terms of the Chilean stock market and the impressive results we showed in the middle of the world financial crisis.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our shares and ADSs.

The Chilean government’s economic policies and any future changes in the value of the peso against the U.S. dollar could affect the dollar value of our securities.  The peso has been subject to significant devaluations in the past and could be subject to similar fluctuations in the future.  At December 31, 2008 the peso depreciated against the U.S. dollar by 28.0% as compared to 2007. In 2009 the peso appreciated against the U.S. dollar by 20.4% as compared to 2008.

Our results of operations may be affected by fluctuations in exchange rates between the peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate gaps.  Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities.  As of December 31, 2008 and 2009, the gap between foreign currency denominated assets and foreign currency denominated liabilities was Ch$(169,254) million, and Ch$ (281,211) million, respectively, although this gap is covered by forwards.

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

Although Chilean inflation has moderated in recent years , Chile has experienced high levels of inflation in the past.  High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our results of operations and, indirectly, the value of our securities.  The following table shows the annual rate of inflation as measured by changes in the Chilean Consumer Price Index, or CPI, and as reported by the Chilean Instituto Nacional de Estadísticas, or the Chilean National Institute of Statistics, during the last two years ended December 31, 2009.

Inflation (CPI)
Year	(in percentages)
2008	7.1%
2009	(1.4)%

Source: Chilean National Institute of Statistics.

There can be no assurance that our operating results will not be adversely affected by changing levels of inflation, or that Chilean inflation will not change significantly from the current level.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

As a regulated financial institution, we are required to submit to the Chilean Superintendency of Banks unaudited consolidated and unconsolidated balance sheets and income statements, excluding any related footnote disclosure on a monthly basis. As of January 2008, the statements have to be prepared in accordance with Circular No. 3,410 “Compendium of Accounting Standards” and the rules of the Chilean Superintendency of Banks.  The Chilean Superintendency of Banks also makes summary financial information available within three to four weeks of receipt.  In January 2008, Chilean banks began a process of applying IFRS in certain presentation and disclosure requirements as required by the Chilean Superintendency of Banks.  These changes involve a reclassification of certain balance sheet and income statement accounts and represent the first steps towards convergence to IFRS.  Our consolidated annual financial statements as of and for the year ended December 31, 2009 have been prepared under IFRS in order to comply with the SEC requirements. This annual report is prepared under the one-time accommodation provided by the SEC to allow, for a limited period, foreign private issuers that prepare financial statements in accordance with IFRS to present only one year of comparative information in their first IFRS financial statements. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates—Transition to IFRS” and note 2 to our audited consolidated financial statements included herein for a description of the transition to IFRS.

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

Increase in income tax rate.

Like all Chilean companies, we are subject to income tax at a rate of 17% of our taxable income.  Since the earthquake occurred, the Chilean government has found it necessary to raise funds in order to finance the reconstruction of the affected areas.  As a result, the income tax rate is scheduled to temporarily increase to 20% in 2011 and will be reduced to 18.5% in 2012, returning to 17% in 2013. This temporary income tax increase has approved in the Chamber of Deputies and currently is being reviewed in the Chamber of Senates. Additionally, a reduction in the stamp tax rate has been proposed. For 2009, the stamp tax rates were reduced to 0%, and, for the first semester of 2010, the rate is 50% of the normal rate which is 0.1% for each month or fraction thereof, capped at 1.2%.

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

Our common stock underlying the ADSs is listed and traded on the Santiago Stock Exchange and the Chilean Electronic Exchange, although the trading market for the common stock is small by international standards.  As of June 21, 2010, we had 226,909,290,577 shares of common stock .  The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  In addition, according to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Chilean Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on the Chilean stock exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest.  Such suspension may be extended for up to 120 days.  If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Chilean Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities.  Furthermore, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it is deemed necessary.  These and other factors may substantially limit your ability to sell the common stock underlying your ADSs at a price and time at which you wish to do so.

Certain actions by our principal shareholder may have an adverse effect on the future market price of our ADSs and shares.

The individual controller of Corp Group Banking S.A. is Mr. Alvaro Saieh Bendeck.  As of June 21, 2010, together with his family, Mr. Saieh Bendeck maintains in an indirect ownership of 75.64% of our company.  In addition, Mr. Saieh Bendeck with his spouse are indirect holders of 100% of the ownership rights of Compañía Inmobiliaria y de Inversiones Saga S.A.  The sale or disposition by Mr. Saieh Bendeck of our shares or ADSs that he indirectly owns, or the perception in the marketplace that such a sale or disposition may occur, may adversely affect the trading price of our shares on the Santiago Stock Exchange and, consequently, the market price of the ADSs.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

We are a sociedad anónima (corporation) organized under the laws of the Republic of Chile and licensed by the Chilean Superintendency of Banks to operate as a commercial bank.  Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile.  Our telephone number is 56-2-687-8000 and our website is www.corpbanca.cl.  Our agent in the United States is Fernando Burgos Concha, located at 845 Third Avenue, 5th Floor, New York, NY 10022-6601.  Information set forth on our website does not constitute a part of this Annual Report.  CorpBanca and all our subsidiaries are organized under the laws of Chile.  The terms “CorpBanca,” “we,” “us” and “our” in this Annual Report refer to CorpBanca together with its subsidiaries unless otherwise specified.

History

CorpBanca is Chile’s oldest currently operating bank.  We were founded as Banco de Concepción in 1871 by a group of residents of the City of Concepción, Chile, led by Aníbal Pinto, who would later become President of Chile.  In 1971, Banco de Concepción was transferred to a government agency, Corporación de Fomento de la Producción (the Chilean Corporation for the Development of Production, or CORFO).  Also in 1971, Banco de Concepción acquired Banco Francés e Italiano in Chile, which provided for the expansion of Banco de Concepción into Santiago.  In 1972 and 1975, we acquired Banco de Chillán and Banco de Valdivia, respectively.  In November 1975, CORFO sold its shares of the bank to private business persons, who took control of the bank in 1976.  In 1980 the name of the bank was changed to Banco Concepción.  In 1983, control of Banco Concepción was assumed by the Chilean Superintendency of Banks.  The bank remained under the control of the Chilean Superintendency of Banks through 1986, when it was acquired by Sociedad Nacional de Minería (the Chilean National Mining Society, or SONAMI).  Under SONAMI’s control, Banco Concepción focused on providing financing to small- and medium-sized mining interests, increased its capital and sold a portion of its high-risk portfolio to the Central Bank.  Investors led by Mr. Alvaro Saieh Bendeck purchased a majority interest of Banco Concepción from SONAMI in 1996.  For over 20 years, Mr. Saieh Bendeck has directed the acquisition, creation and operation of a number of commercial banks, mutual fund companies, insurance companies and other financial entities in Chile and other parts of Latin America.

Following our acquisition in 1996, we began to take significant steps to improve our credit risk policies, increase operating efficiency and expand our operations.  These steps included applying stricter provisioning and write-off standards to our loan portfolio, cost cutting measures and technological improvements.  We also changed our name to CorpBanca and hired a management team with substantial experience in the Chilean financial services industry.  Several of our senior officers, prior to joining CorpBanca, were employed by Banco Osorno y La Union prior to its merger with Banco Santander-Chile in 1996.  In addition, we significantly expanded our operations in 1998 through the acquisition of the consumer loan division of Corfinsa (which was formerly a consumer loan division of Banco Sudamericano, currently Scotiabank Sudamericano) and the finance company Financiera Condell S.A.  In November 2002, we completed the largest equity capital-raising transaction in Chile in that year, providing us with Ch$111,732 million (approximately US$153 million using the exchange rate that was in effect as of December 31, 2002) in capital to help implement our growth strategies.  During this time, we consolidated our information technology systems into a single, integrated platform, Integrated Banking System, or IBS, a central information system that replaced a number of systems, providing us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each product and client segment.

As a result of the steps we have taken since the 1996 acquisition, we have developed a number of significant competitive strengths that we believe will continue to contribute to our growth potential.  These include operating efficiencies, improved asset quality, an experienced management team, and a strong technological infrastructure.  From 1996 to 2009, we were one of the fastest-growing banks in Chile in terms of loan portfolio size. In addition, our asset quality, as reflected by our risk index and our risk classification by the Chilean Superintendency of Banks, is comparable to that of our principal competitors, and our adequate capitalization places us in a strong position among Chilean banks in terms of ability to fund growth, especially with the placement of subordinated bonds.  In recent years, our cost of funding has decreased as a result of improvements in our ratings.  We believe that these strengths position us well for continued growth in the Chilean financial services industry.

As of December 31, 2009, our gross loan portfolio amounted to Ch$5,011,656 million, as compared to Ch$4,956,500 million (nominal) as of December 31, 2008, representing a compounded annual growth rate of 1% in nominal terms (4.8% in real terms).  During the last years, our consolidated efficiency ratio (operating expenses as a percentage of operating income which is the aggregate of net interest income, net fees and income from services and net other operating income) was 41.5% and 44.7% in 2008, and 2009, respectively.

As of December 31, 2009, we had total assets of Ch$ 6,379,959 million (approximately US$ 12,570.9 million) and shareholders’ equity (excluding net income for the year to date) of Ch$421,157 million (approximately US$ 829.8 million).  Our net income for 2009 was Ch$86,192 million (approximately US$169.8 million) and our return on average shareholders’ equity was 18.4%.

Capital Expenditures

The following table reflects our capital expenditures in the years ended December 31, 2008 and 2009:

	For the Year Ended December 31,
	2008		2009
	(in millions of Ch$ as of December 31, 2009)

Land and buildings	Ch$	5,039	Ch$	2,895
Machinery and equipment	1,133		3,506
Furniture and fixtures	—		—
Vehicle	—		—
Other	3,298		4,655
Total	Ch$	9,470	Ch$	11,056

Capital divestitures resulted in a gain in sale of property, plant and equipment amounting to Ch $5 million as of December 31, 2009 as compared to Ch $17 million as of December 31, 2008. See note 32 of our audited consolidated financial statements included herein.

As of April 30, 2010, capital expenditures totaled Ch$1,334 million which was mainly due to the purchase of computer equipment and information technology projects.  Capital expenditures are financed through our own funds.

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

Actively manage risk exposure

We have a dedicated risk management team that focuses on monitoring risks across all areas of our business.  Our Commercial Risk, Companies Risk, and Risk Divisions participate actively in the establishment of credit policies, approvals, monitoring, collections, and operational risk associated with our business.  Our Risk Committee meets on a weekly basis to review, approve or reject proposed loans.  We intend to continue to maintain what we believe to be conservative credit approval standards and reserve policies, enabling us to minimize the risk of ultimate loss.  As of December 31, 2009, we had allowances for loan losses of Ch$99,270 million, representing 1.95% of total loans, and write-offs for 2009 of Ch$ 60,772 million, representing 1.3% of average loans for the period.

Increase operating efficiency through technological advances

We seek to increase operating efficiency by continuing to reduce costs, broadening our array of distribution channels and enhancing our distribution network through the adoption of cost-saving technologies.  We continue to update our branch operations to allow for an increased level of customer “self-help.”  We are also working to increase use of internet banking by our customers.  Currently, our customers are able to obtain account information, make bill payments, transfer funds and perform other transactions through our internet site. Our internet clients increase 16.0% in 2009.  We have implemented a central information system that provides us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each product and client segment. This system has resulted in additional cost savings.

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

Ownership Structure

The following diagram shows our ownership structure as of June 21, 2010:

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

•                  The share acquisition process will be carried out in accordance with the terms and conditions approved by the Shareholders at the extraordinary shareholders’ meeting through one or more tender offers (Ofertas Públicas de Adquisición de Acciones) in accordance with article 198-5 of the Securities Market Law, and Circular No. 1,514 of the Superintendency of Securities and Insurance and applicable law in the Securities Exchange of the Santiago Stock Exchange, through the System of Firm Block Offers (Sistema de Ofertas a Firme en Bloque).

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

Preferred Offering of Shares

On October 15, 2009, at an extraordinary shareholders’ meeting, our shareholders authorized the sale of up to 5,672,732,264 shares, equivalent to 2.5% of our share capital, which would be offered to those shareholders registered in the respective shareholders’ registry 5 business days prior to the sale prorated based on their share participation. On November 24, 2009, our Board of Directors, acting as authorized by our shareholders at the extraordinary shareholders’ meeting held on October 15, 2009 (i) set the price of each share to be issued in an amount to be equal to Ch$3.50; (ii) set December 6, 2009 as the commencement date of the first preferred offering period and January 4, 2010 as the expiration date; (iii) set January 5, 2010 as the commencement date of the second preferred offering period and February 18, 2010 as the expiration date, and rest of the stock were auctioned April 21, 2010.  5.672.732.264 shares were issued under this offering increasing our total shares outstanding to 226,909,290.500.

During 2010, CorpBanca finished the process of selling its 5,672,732,264 own issued shares (see note 23 to our consolidated financial statements), which it had repurchased in May 2008. During 2010 CorpBanca sold 5,054,546,026 own issued shares which meant an increase in equity totaling MCh$17,691,000 (see note 39 to our consolidated financial statements).

The process in which the shares were sold is represented in the following chart.

	Date	Number of Stocks	Price of the stock
1 Period	December 6, 2009 – January 4, 2010	618,186,238	3.50
2 Period	January 5, 2010 – February 18; 2010	5,052,027,491	3.50
3 Period	April 4, 2010	2,518,535	4.50

B.            BUSINESS OVERVIEW

Principal Business Activities

We provide a broad range of commercial and retail banking services to our customers.  In addition, we provide financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through our subsidiaries.  The following chart sets forth our principal lines of business:

(1)                                  Also see “Item 5. Operating and Financial Review and Prospects—Operating Results” for a financial summary of our lines of business as of December 31, 2008 and 2009.

The following table provides information on the composition of our loan portfolio and other revenue-producing assets as of December 31, 2008 and 2009:

	As of December 31,
	2008	2009	Variation	Variation (%)
	(in millions of Ch$ as of December 31, 2009)
Commercial loans:
Commercial loans	2,803,566	3,103,403	299,837	10.7%
Foreign trade loans	457,526	218,082	(239,444)	(52.3)
Current account debtors	83,224	47,471	(35,753)	(43.0)
Factoring operations	54,120	53,262	(858)	(1.6)
Leasing transactions	322,644	293,709	(28,935)	(9.0)
Other loans and receivables	2,222	1,415	737	(36.3)

Subtotals	3,723,302	3,717,342	(4,416)	(0.2)

Mortgage loans:
Letters of credit loans	168,235	143,206	(25,029)	(14.9)
Endorsable mutual mortgage loans	269,138	210,236	(58,902)	(21.9)
Other mutual mortgage loans	234,197	391,665	157,468	67.2
Leasing transactions	365	160	(205)	(56.2)
Other loans and receivables	15,697	55,429	39,732	253.1

Subtotal	687,632,	800,696	113,064	16.4

Consumer loans:
Consumer loans	321,475	272,607	(48,868)	(15.2)
Current account debtors	29,808	26,078	(3,730)	(12.5)
Credit card debtors	65,482	51,797	(13,685)	(20.9)
Consumer leasing transactions	271	517	246	90.8
Other loans and receivables	53,043	43,355	(9,688)	(18.3)

Subtotal	470,079	394,354	(75,725)	(16.1)

Total	4,881,013	4,912,392	32,923	0.6%

(1)                                  All of the above categories except mortgage loans are combined into “Loans” as described in “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

Commercial Banking

In October 2006, commercial banking was reorganized to provide a more specialized service to our commercial clients.  The former Enterprise Division was renamed and separated into two business areas: Large Companies and Corporate Division, and Companies Division.  As of December 31, 2008 and 2009, our total average wholesale loans outstanding for our Large Companies and Corporate Division and Companies Division amounted to Ch$3,013,612  million or 68.5% of total loans and Ch$3,362,523 million or 70.7%  of total loans (a year-on-year increase of 11.58%), respectively.

Large Companies and Corporate Division.  This division serves businesses with annual sales in excess of US$30 million. Our Large Companies business area offers clients a broad range of services tailored to fit their specific needs.  These services include deposit-taking and lending in both pesos and foreign currencies, trade financing, general commercial loans, working capital loans, letters of credit, interest and exchange rate insurance and cash flow management, among others.  Our Corporate business area is focused on offering its clients a broad range of products, including working capital loans, credit lines, financial services, special advisory services, trade finance, syndicated loans and currency forwards and options.  As of December 31, 2009, we had over 864 Large Companies and Corporate banking customers.

Companies Division.  Our Companies Division provides services to businesses with annual sales of less than US$30 million in Santiago and no set limit throughout the rest of Chile.  This area also serves small and medium-sized businesses and our factoring and leasing clients.  Greater detail of each of these business areas is provided in the paragraphs found below.

This division offers our customers a broad range of financial products, including general commercial loans, working capital loans, trade finance, on-lending of financing originated by CORFO, overdraft credit lines, letters of credit, and mortgage loans.  We believe that the close relationships we have developed with our small and medium-sized business customers over the years provide us with a significant competitive advantage in this business area.  As of December 31, 2009, we had over 10,850 Companies customers.

Our leasing business area consists of providing leasing services relating to commercial real estate, vehicles, machinery and other items to our customers.  As of December 31, 2009, we had a total outstanding balance under the lease contracts in our leasing area of Ch$ 296,540 million, comprising 6.0 % of our total loan portfolio.

Our factoring business area consists of purchasing outstanding recourse debt portfolios, such as bills, notes or contracts, advancing a payment representing the future cash flows from such assets, and then performing the related collection function.  As of December 31, 2009, we had total factoring loans outstanding of Ch$53,548 million, representing 1.1% of our overall loan portfolio.

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

Traditional and Private Banking.  Our traditional retail banking division is mainly oriented toward individuals with medium-high income levels (focused on clients with over Ch$ 1.2 million monthly income), to whom we offer products such as checking accounts, credit lines, credit and debit cards, automotive financing, mortgage loans, insurance banking and time deposits, among others.  Our traditional banking services are marketed and operated under the CorpBanca brand name.  As of December 31, 2009, our retail banking division managed loans with an annual average balance of Ch$1,168,395  million or 24.6% of total loans (a year-on-year increase of 5.75%).

We also provide time deposits and savings accounts in pesos, Euros, UF and U.S. dollars, with a minimum term of 7 days and no minimum amount for foreign-currency accounts.  We also offer traditional savings accounts with funds available for immediate withdrawal, including certain specialized accounts such as a home savings account.

In 2002 we began to provide our “CorpBanca Privada” private banking services to high income and high net-worth individuals on an invitation-only basis.  In the fourth quarter of 2007, we developed Corp Planes, a specialized sales force that seeks out these high net-worth individuals (previously outsourced).  Each client under the “CorpBanca Privada” program is provided with a liaison officer who oversees the client’s entire relationship with us across all product lines.  As of December 31, 2009, we had 4,603”CorpBanca Privada” clients, an increase of 5% as compared to December 31, 2008.  We offer the following products and services, among others, to our banking customers:

Checking and Deposit Accounts.  Our main checking account product is our “Integral” checking account, through which customers are provided with a package of services including ATM cards, a credit line, Visa, MasterCard, American Express credit card with credit levels established pursuant to the creditworthiness of the individual, fraud insurance and access to internet and telephone banking.  At the end of 2009 we had approximately 72,444 retail checking accounts, an increase of 6.1% as compared to December 31, 2008.  Additionally, this growth in retail checking accounts has not reduced the average balance per account which remained relatively flat at Ch$1 million and in line with industry standards.  In addition, this demonstrates our strategy to grow profitably by not sacrificing our risk policies in order to obtain more clients.

Credit and Debit Cards.  We issue Visa, MasterCard and American Express credit cards to our individual clients.  In addition to traditional cards, we offer cards issued under certain specialized customer loyalty programs and tailor our marketing of credit card services to different groups based on personal income.  Annual fees are charged to those customers who do not hold “Integral” accounts with us.  As of December 31, 2009, we had approximately 194,948 credit cards issued under the brand name CorpBanca, a decrease of 20% as compared to December 31, 2008.  Our promotions such as discounts on gasoline purchases has allowed us to excel in sales as well as usage-rates of this product.  During the fourth quarter of 2009, the usage-rate for our cards was above the market standard at 45.7% while the industry’s average was 35.2%.

We believe that, in addition to the other banks that operate in Chile, our main competitors in the credit card business are department stores and other non-banking businesses involved in the issuance of credit cards.

We also offer debit cards, which can be used for banking transactions at ATMs operating on the Redbanc network, as well as at retailers associated with the Redcompra program.  Under this agreement we have access to over 7,400 ATMs (including BancoEstado ATMs) in Chile.

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

We continue to increase our marketing efforts relating to our mortgage services.  Our market penetration for mortgage products has historically been lower than our overall Chilean market share for all banking products, which as of December 31, 2009 was 4.6% (on a consolidated basis).  Historically this disparity has been due to the relatively high and non-competitive rates on our mortgage products.  However, our strategy and recent results have made it possible for us to decrease our financing costs throughout time and, therefore, offer more competitive rates and terms.  Accordingly, our market share of mortgage products has grown from  4.2% and 4.6% as of December 31, 2008 and 2009, respectively.  We intend to continue to grow in this market.

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

Lower Income Retail Banking (Banco Condell).  In 2006, we re-branded our lower income retail banking business under the new name Banco Condell (formerly Bancondell). The importance of the re-branding is that we now offer these customers a wider variety of products.  Under the “Banco Condell” brand, we offer, among others, consumer lending, credit card services, mortgage loans, insurance, and time deposits to the traditionally underserved low-to-middle income segments of the Chilean population.  Banco Condell represents a distinct delivery channel for our products and it maintains a separate brand identity and branch network.  In this segment we compete with the consumer divisions of other banks as well as certain consumer credit providers, including department stores.  As of December 31, 2009, our Banco Condell division managed loans with an annual average balance of Ch$ 193,068 million or 4.1% of total loans.

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

Credit Cards.  Under the Banco Condell brand, we provide Visa and MasterCard credit cards, which require the payment of an annual fee.  However, this fee is waived if the card has transactions such as cash advances or purchases on a monthly basis.  As of December 31, 2009, we had approximately 19,817 credit cards issued under the brand name Banco Condell.  We believe that, in addition to the other banks that operate in Chile, our main competitors in the credit card business are department stores and other non-banking businesses involved in the issuance of credit cards.

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

The International area manages all international foreign-currency denominated loans, with the exception of those loans that are guaranteed by a Chilean company or individual.  In addition, through a specialized team, this area manages most of the foreign currency operations of our clients.  As of December 31, 2009, we had the equivalent of US$120 million in foreign currency-denominated loans outstanding granted to third parties outside of Chile.  This area is also responsible for obtaining foreign currency-denominated credit lines from financial institutions outside Chile.  As of December 31, 2009, we had the equivalent of US$1,523 million in credit lines available to us from approximately 50 financial institutions located in the United States, Canada, Germany, England, Austria, France, Italy, Netherlands, Japan, Australia and other countries, a 10.4% increase over the amount available under credit lines from international sources available as of December 31, 2008.

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

The following table sets forth certain financial information with respect to our financial services subsidiaries as of December 31, 2008 and 2009, in millions of pesos.  Amounts relating to inter-company transactions have not been removed for purposes of this table.

	As of and for the year ended December 31, 2008						As of and for the year ended December 31, 2009
	Assets		Shareholder’s Equity		Net Income		Assets		Shareholder’s Equity	Net Income
	(in millions of Ch$ as of December 31, 2009)

CorpCapital Corredores de Bolsa S.A.	Ch$	131,900	Ch$	25,889	Ch$	1,845	Ch$	164,038	29,196	Ch$	3,380
CorpCapital Administradora General de Fondos S.A.	3,824		3,226		1,323		5,608		4,329	2,454
CorpBanca Corredores de Seguros S.A	4,820		4,544		4,338		5,642		5.032	4,832
CorpCapital Asesorías Financieras S.A.	962		811		625		1,810		1,429	1,245
Corp Legal S.A.	583		431		201		777		649	212
Agencia de Valores S.A.	—		—		—		630		630	(1)
CorpBanca Sucursal de New York	—		—		—		22,289		13,897	(1,019)

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

Securities Brokerage Services.  Our subsidiary CorpCapital Corredores de Bolsa S.A., or CCB, is a member of the Santiago Stock Exchange and is registered with the Chilean Superintendency of Securities and Insurance as a securities broker.  CCB’s primary activities are providing broker services in equities and fixed income securities, foreign currency exchange trading and proprietary trading.  CCB’s net income was Ch$ 1,845 million and Ch$ 3,381 million for 2008 and 2009, respectively.  CCB had assets under custody of ChS 234,936  million as of December 31, 2008 and Ch$ 282,233   million as of December 31, 2009.  In 2009, CCB’s operating income increased by Ch$ 1,536 million, or 83%, as compared to the prior year.  This was mainly the result of a decrease in our personnel salaries and expenses, and an increase in income from financial operations.

Mutual Fund Management.  We incorporated CorpCapital Administradora General de Fondos S.A., or CAGF, to complement banking services offered to individual and corporate clients.  CAGF’s current function is to manage mutual fund assets for its clients in fixed and variable income instruments in both the local and foreign markets.  For the years ended December 31, 2008 and 2009, CAGF had net income of Ch$1,323 million and Ch$2,453 million, respectively.  CAGF had total assets of Ch$3,824 million as of December 31, 2008 and Ch$5,608 million as of December 31, 2009.  As of December 31, 2009, CAGF managed 24 mutual funds including fixed income funds, the same as  last year, and total assets under management amounting to Ch$504,294 million, an increase of 89% (nominal) as compared to December 31, 2008.  This increase is due to a big amount of flows coming from clients and an extraordinary year for the markets after the downturn of 2008.  In order to grow our CAGF business, we intend to continue to offer new types of mutual funds tailored to our clients’ needs.

Financial Advisory Services.  CorpCapital Asesorías Financieras S.A., or CAF, provides a broad range of financial advisory services to a variety of corporations and government agencies, including those services related to debt restructurings, bilateral grants, mergers and acquisitions, privatizations and company valuations.  For the years ended December 31, 2008 and 2009, CAF had net income of Ch$625 million and Ch$1,245 million, respectively. CAF had total assets of Ch$962 million as of December 31, 2008 and Ch$1,810 million as of December 31, 2009.

Other Subsidiaries.  Other subsidiaries not administered by the CorpCapital division include our insurance brokerage area and legal advisory services as detailed below:

Insurance Brokerage.  In accordance with our strategy of expanding the breadth of financial services that we offer, our subsidiary CorpBanca Corredores de Seguros S.A., or CCS, offers a full line of insurance products.  Many of these products complement the various banking and loan services that we provide, such as unemployment and life insurance in connection with personal loans and insurance in connection with mortgage lending.  Through CCS we also provide non credit-related insurance to existing clients and the general public.  For the years ended December 31, 2008 and 2009, CCS had net income of Ch$4,338 million and Ch$4,832 million, respectively. CCS had total assets of Ch$4,820 million as of December 31, 2008 and Ch$5,642 million as of December 31, 2009.

Legal Advisory Services.  The Chilean Superintendency of Banks granted us authorization for the creation of our subsidiary CorpLegal S.A., or CorpLegal, on January 26, 2007.  CorpLegal exclusively addresses legal advisory services related to our business.

SMU Corp S.A. SMU Corp S.A. is a bank business support subsidiary that was incorporated on September 2, 2009. Our shareholdings in this company are equivalent to 51% of its capital structure. Currently, this entity is in the process of paying-in its committed capital. This company will aim to develop our financial retail business, combining the skills of CorpBanca and Unimarc (a local supermarket chain) through the creation of a new credit card. CorpBanca will contribute its knowledge of credit risk management and Unimarc will contribute its knowledge of the retail sector, enabling a better understanding of clients, detecting their preferences, frequencies and average purchase amounts.

New York Branch

On October 22 and 24, 2008, the U.S. Federal Reserve Board and the U.S. Office of the Comptroller of the Currency (OCC) respectively granted us authorization to establish a federal branch in the city of New York in the United States.  In May 2009, the branch was officially opened for business.  The following is a brief description of our target markets, lines of business, competition and structure for the branch office in the city of New York.

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

Structure.  The New York branch will be managed by a general manager and will be organized into six different divisions.  Each division will be run by a vice president that reports directly to the respective division manager in Chile.  These divisions are: Compliance, Financial Reporting, Operations and Technology, Commercial, Risk and Treasury.  We will periodically analyze and issue reports on the branch’s performance.  We will examine aspects such as internal controls; IT systems with respect to business management and decision-making, risk follow-up, private classification of risks and contingency scenarios based on credit risk and overall credit process management; financial risk management and treasury operations; operational and technological risk management; and strategic planning processes.  Supervision and control over these matters will be led by our upper management through our Board of Directors.  The New York branch will also have an internal auditor that will report directly to the Office of the Comptroller in Chile.

Distribution Channels, Electronic Banking and Technology

Our distribution network provides integrated financial services and products to our customers through several diverse channels, including ATMs, branches, internet banking, and telephone banking.  As of December 31, 2009, we operated 111 branch offices in Chile, which includes 56 branches operating as CorpBanca, 55 branches operating as Banco Condell, our consumer finance division.  In addition, as of December 31, 2009, we owned and operated 324 ATMs in Chile, and our customers have access to over 7,400 ATMs (including BancoEstado ATMs) in Chile through our agreement with Redbanc S.A., or Redbanc.  We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients.  Our branch system serves as the main distribution network for our full range of products and services.

We offer internet banking to our customers 24 hours a day through our password-protected internet site, www.bancocorpbanca.cl.  Our internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments.  As of December 31, 2009, we had over 64,000 customers with activated internet passwords, allowing them to access our internet banking services.  We are a member of the Sociedad Interbancaria de Transferencias Electrónicas S.A., an organization that facilitates electronic banking transactions on behalf of our customers as well as other Chilean banks.  We also provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

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

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors.  The most significant sector, commercial banking, includes a number of privately-owned banks and one public sector bank, BancoEstado (which operates within the same legal and regulatory framework as the private sector banks).  The private sector banks include those that are Chilean-owned, i.e., controlled by a Chilean entity, as well as a number of foreign-owned banks which are operated in Chile but controlled by a foreign entity.  The Chilean banking system is comprised of 24 private sector banks and one public sector bank.  Three private sector banks along with the state-owned bank together accounted for 67.8% of all outstanding loans by Chilean financial institutions as of December 31, 2009:  Banco Santander  (19.91%), Banco de Chile (19.13%), BCI (12.76%) and BancoEstado (controlled by the Chilean government) (16.07%).  All market share statistics in this paragraph are presented according to the Chilean Superintendency of Banks on a consolidated basis.

We believe that our principal competitors are BCI, BBVA, and Scotiabank Sudamericano, but we also face competition from larger banks such as Banco de Chile and Banco Santander, among others.

The Chilean banking system has experienced a consolidation process in recent years with mergers and acquisitions of banking entities in line with a global trend.  Currently, the largest Chilean bank is Banco Santander.  In April 1996, Banco Santander acquired control of Banco Osorno y La Union, merging their operations.  In January 1997, Banco Santiago and Banco O’Higgins merged into one entity.  Also in 1997, Banco Santander absorbed the operations of Financiera Fusa.  In 1999, following the international merger of Banco Santander de España and Banco Central Hispano, Banco Santander Central Hispano acquired control of Santander-Chile and Banco Santiago.  During April 2002, the Chilean Superintendency of Banks authorized Banco Santander Central Hispano to increase its participation in Banco Santiago by way of acquisition of 35.45% of the shares of the latter owned by Banco Central de Chile.  In May 2002, the Chilean Superintendency of Banks authorized Santander-Chile and Banco Santiago to merge.  This merger enabled these banks to become the largest financial institution in Chile in terms of loans outstanding.

In September 1998, Banco Bilbao Vizcaya (BBV) de España, subscribed a capital increase of Bank Bhif, thus controlling 55% of the bank.  In 1998, we acquired the assets of Corfinsa, which pertained to the consumer loan division of Banco Sudamericano, and then acquired the Financiera Condell S.A., a finance company.  In 1999, Citibank acquired Atlas financial company.  In July 1999, Bank of Nova Scotia acquired control of Banco Sudamericano, by increasing its interest from 28.0% to 60.6%, and in late 2001 changed its name to Scotiabank Sudamericano.  In early 2001, the Luksic group (which controlled Banco Edwards since 1999) acquired control of Banco de Chile, merging both banks in January 2002.  In January 2004, Banco de Crédito e Inversiones acquired 99.9% of Banco Conosur. In early 2007, Itaú Holding Financiera S.A. acquired 100% of BankBoston Chile and authorized the sale of Banco Internacional to Inversiones del Rosario S.A..  Also in 2007, Rabobank was authorized to purchase HNS Banco and Scotiabank Sudamericano was authorized to acquire 100% of Banco Desarrollo.  In January 2008, Banco de Chile and Citibank Chile were  authorized to merge operations and in April 2008, Royal Bank of Scotland was granted authorization to acquire 100% of ABN AMRO Bank Chile.

In recent years, several applications for banking licenses have been filed before the Chilean Superintendency of Banks.  In 2000, Deutsche Bank initiated operations in Chile.  During 2001, the Chilean Superintendency of Banks authorized the formation of Banco HNS, which is oriented to small and medium sized businesses through leasing and factoring financing.  In the same year, the Chilean Superintendency of Banks authorized the creation of Banco Monex, which is also oriented to small and medium sized businesses through trade finance, exchange transactions and financial derivatives.  In 2001, Falabella, a Chilean department store, received authorization to commence its banking operations, which are primarily linked to its consumer credit business.  In May 2002, Banco Ripley initiated operations of consumer loans to mid to low-income individuals.  In September 2002, Financiera Conosur filed an application with the Chilean Superintendency of Banks to request its corporate conversion into a bank, which took place in 2003.  In July 2003, Banco Paris, linked to the Almacenes Paris department store, was authorized to initiate operations.  In 2004, Grupo Penta, linked to former shareholders of Banco de Chile, received a banking license for a new bank named “Banco Penta”, which has been operating ever since.  It is expected that the trend to create niche banks will continue.  In addition, the Chilean Superintendency of Banks authorized HSBC Bank Chile to convert its branch into a subsidiary bank.  In May 2008, DnB NOR Bank from Norway requested authorization from the Chilean Superintendency of Banks to open a banking branch and in January 2009 was granted permission. In November 2009, the Chilean Superintendency of Banks authorized Consorcio to acquire Banco Monex.

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

Loans

As of December 31, 2009, our gross loan portfolio was Ch$5,016,713 million (approximately US$9,884.8 million) and Ch$5,102,939 million including interbank loans (approximately US$10,054.7 million). This placed us as the fourth largest financial institution among private Chilean banks and fifth place among all banks operating in Chile. Our gross loan portfolio represented 7.27% of the market for loans in the Chilean financial system (comprising all commercial banks) as of such date.  During the period 2008 to 2009, the compounded annual growth rate of our loan portfolio excluding interbank loans in nominal terms was 1.1% as compared to a decrease of 1.9% in the average market loan portfolio.

The following table sets forth the aggregate outstanding loans for us and the four other private sector banks with the largest market shares in Chile as of December 31 in each of the last two years:

	Bank Loans
	As of December 31,
	2008	2009
Banco Santander	14,604,840	13,727,864
Banco de Chile (1) (2)	13,649,005	13,184,553
Banco de Crédito e Inversiones (BCI) (1)	9,340,574	8,797,325
CORPBANCA (3)	4,961,160	5,016,713
BBVA (1)	5,262,417	4,818,896
Scotiabank Sudamericano (1)	4,629,241	4,096,541
Others (1)	17,820,879	19,301,210
Total	70,268,116	68,943,102

Source:  Chilean Superintendency of Banks.

(1)           The information is presented under standards issued by Chilean Superintendency of Banks.

(2)           Includes Citibank Chile. Banco de Chile and Citibank Chile merged operations in January 2008.

(3)           The amounts under IFRS for years 2008 and 2009, are MCh$ 4,956,500 and MCh$ 5,011,656.

Deposits

We had consolidated deposits of Ch$ 3,316,045 million (approximately US$ 6,533.8 million) as of December 31, 2009, which consisted of our current accounts, bankers’ drafts, savings accounts, time deposits and other commitments.  Our market share of 6.5 % for deposits and other obligations as of such date ranks us in fifth place among private sector banks in Chile.

The following table sets forth the aggregate deposits for us and the five other private sector banks with the largest market share as of December 31 in each of the last two years:

	Bank Deposits and Other Obligations(1)
	As of December 31,
	2008	2009
Banco Santander	12,706,023	10,708,791
Banco de Chile (1)(2)	11,479,851	11,145,557
Banco de Crédito e Inversiones (BCI) (1)	8,094,809	7,892,111
BBVA (1)	4,500,082	3,837,236
CORPBANCA (3)	3,350,742	3,316,045
Scotiabank Sudamericano (1)	2,875,837	2,195,789
Others (1)	17,739,146	18,978,161
Total	60,746,490	58,073.690

Source:  Chilean Superintendency of Banks.

(1)           The information is presented under standards issued by Chilean Superintendency of Banks.

(2)           Includes Citibank Chile. Banco de Chile and Citibank Chile merged operations in January 2008.

(3)           The amounts under IFRS for years 2008 and 2009, are MCh$ 3,350,742 and MCh$ 3,316,045.

Shareholders’ Equity

With Ch$469,015 million (approximately US 924.1 million) in shareholders’ equity (excluding net income and accrual for mandatory dividends), we were the 6th largest commercial bank in Chile by this measure as of December 31, 2009.

The following table sets forth the level of shareholders’ equity for us and the six largest private sector banks in Chile (measured by shareholders’ equity) as of December 31 in each of the last two years:

	Shareholders´Equity (excluding net income)
	As of December 31,
	2008	2009
Banco Santander	1,676,488	1,787,692
Banco de Chile (1)(2)	1,488,433	1,573,264
Scotiabank Sudamericano (1)	751,319	477,168
Banco de Crédito e Inversiones (BCI) (1)	836,064	944,382
BBVA (1)	462,802	500,356
CORPBANCA (3)	436,191	460,980
Others (1)	2,183,730	2,711,292
Total	7,835,027	8,455,134

Source:  Chilean Superintendency of Banks.

(1)           The information is presented under standards issued by Chilean Superintendency of Banks.

(2)           Includes Citibank Chile. Banco de Chile and Citibank Chile merged operations in January 2008.

(3)           The amounts under IFRS for years 2008 and 2009, are MCh$ 436,750 and MCh$ 463,711.

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

Deposit Insurance

In Chile, the government guarantees up to 90.0% of the principal amount of certain time and demand deposits held by natural persons in the Chilean banking system. The government guarantee covers those obligations with a maximum value of UF 120 per person (Ch$2.5 million or US$4,952 as of December 31, 2009) per calendar year.

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

Minimum Capital

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$16,754 million or US$33.0 million as of December 31, 2009). However, a bank may begin its operations with 50.0% of such amount, provided that it has a total capital ratio (defined as effective equity as a percentage of risk weighted assets) of not less than 12.0%. When such a bank’s paid-in capital reaches UF600,000 (Ch$12,657 million or US$24.7 million as of December 31, 2009) the total capital ratio required is reduced to 10.0%.

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

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

•                       a bank cannot extend to any entity or individual (or any one group of related entities), directly or indirectly, unsecured credit in an amount that exceeds 10.0% of the bank’s effective equity, or in an amount that exceeds 30.0% (previously 25.0%) of its effective equity if the excess over 10.0% (previously 5.0%) is secured by certain assets with a value equal to or higher than such excess. In the case of foreign export trade financing, the ceiling for unsecured credits is also 10.0% (previously 5.0%) and the ceiling for secured credits is also established at 30.0%. In the case of financing infrastructure projects built through the concession mechanism, the 10.0% (previously 5.0%) ceiling for unsecured credits is 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession, while the ceiling for secured credits remains at 30% (previously 25.0%),

•                       a bank cannot extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its effective equity,

•                       a bank cannot directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank,

•                       a bank cannot lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank, and

•                       a bank cannot grant loans to related parties (including holders of more than 1.0% of its shares, except in the case of companies which are actively traded on the Santiago Stock Exchange, like CorpBanca, in which case the limit is 5.0%) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. In addition, the aggregate amount of loans to related parties cannot exceed a bank’s effective equity.

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

In accordance with current regulations, the models and methods used to classify our loan portfolio must conform to the guiding principles summarized below.

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

Rating Agency	Short Term	Long Term
Moody’s	P2	Aa3
Standard and Poor’s	a-1+	AA-
Fitch IBCA	F1+	AA-

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

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our financial statements as well as “Item 5. Operating and Financial Review and Prospects.” Unless otherwise indicated, financial data in the following tables as of December 31, 2008 and 2009 has been expressed in pesos as of December 31, 2009. The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s CPI.

As previously stated in “Item 3. Key Information—Selected Financial Data” and note 2 to our consolidated financial statements, Chilean banks began a process of applying IFRS in certain presentation and disclosure requirements on January 2008 and (ii) prepare the financial statements corresponding to fiscal year 2009 using IFRS. Our consolidated annual financial statements as of and for the year ended December 31, 2009 have been prepared in accordance with IFRS as issued by the IASB. The information as of and for the year ended December 31, 2008 contained in our consolidated financial statements for the year ended December 31, 2009 is presented on the same basis as the information as of and for the year ended December 31, 2009. The selected consolidated financial information included herein as of and for the year ended December 31, 2009, together with the selected consolidated financial information for the year ended December 31, 2008, is derived from, and presented on the same basis as, our consolidated financial statements and should be read together with the consolidated financial statements.

Since our consolidated financial statements, including the selected consolidated information included herein, have been prepared using these reclassifications, they are not comparable with the audited consolidated financial statements included in previous annual reports filed on Form 20-F. Readers should exercise caution in determining trends based on prior annual reports. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates—Transition to IFRS and note 2 to our audited consolidated financial statements included herein for a description of the transition to IFRS.

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

The nominal interest rate has been calculated by dividing the amount of interest and principal readjustment due to changes in the UF index (gain or loss) during the period by the related average balance, both amounts expressed in pesos. The nominal rates calculated for each period have been converted into real rates using the following formulas:

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

Interest and average balances have been calculated by taking into consideration the following:

•                  Foreign exchange gains or losses on foreign currency denominated assets and liabilities have not been included in interest income or expense.

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

•                  The monetary gain or loss on interest-earning assets and interest bearing liabilities is not included as a component of interest income or interest expense because inflation effects are taken into account in the calculation of real interest rates.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal rates and rates for our assets and liabilities for the years ended December 31, 2008 and 2009:

	Year ended December 31,
	2008						2009
					Average	Average					Average	Average
		Average	Interest		Nominal	Real	Average		Interest		Nominal	Real
		Balance	Earned		Rate	Rate	Balance		Earned		Rate	Rate
	(in millions of Ch$ as of December 31, 2009 except for percentages)
ASSETS
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	Ch$	51,245	Ch$	2,805	5.5%	(3.1)%	Ch$	46,869	Ch$	607	1.3%	3.7%
UF		—	—		—	—	—		—		—	—
Foreign currency		10,548	79		0.7%	18.4%	19,433		1		—	22.8%
Total		61,793	2,884		6.2%	0.5%	66,302		608		1.3%	9.3%
Financial investments
Ch$		51,060	3,834		7.5%	(1.3)%	303,421		12,651		4.2%	6.6%
UF		138,784	18,440		13.3%	4.0%	211,645		(158)		(0.1)%	2.3%
Foreign currency		—	—		—	—	764		41		5.4%	29.4%
Total		189,844	22,274		11.7%	2.6%	515,830		12,534		2.4%	4.9%
Total Loans
Ch$		1,993,805	231,283		11.6%	2.5%	2,293,329		226,195		9.9%	12.5%
UF		1.852,089	224,577		12.1%	3.0%	1,872,318		48,773		2.6%	5.0%
Foreign currency		554,635	65,599		11.8%	31.4%	589,725		23,782		4.0%	27.8%
Total		4,400,529	521,459		11.8%	6.3%	4,755,372		298,750		6.3%	11.4%
Interbank loans
Ch$		18,096	713		3.9%	(4.6)%	7,660		29		0.4%	2.7%
UF		—	—		—	—	—		—		—	—
Foreign currency		15,156	610		4.0%	22.3%	17,062		379		2.2%	25.6%
Total		33,252	1,323		4.0%	7.7%	24,722		408		1.7%	18.5%
Investment under resale agreements
Ch$		90,225	12,455		13.8%	4.5%	43,779		1,734		4.0%	6.4%
UF		—	—		—	—	—		—		—	—
Foreign currency		—	—		—	—	—		—		—	—
Total		90,225	12,455		13.8%	4.5%	43,779		1,734		4.0%	6.4%
Other interest earning Assets
Ch$		—	—		—	—	—		—		—	—
UF		—	—		—	—	—		—		—	—
Foreign currency		24,191	498		2.1%	20.0%	37,286		81		0.2%	23.1%
Total		24,191	498		2.1%	20.0%	37,286		81		0.2%	23.1%
Total interest earning assets
Ch$		2,204,431	251,090		11.4%	2.3%	2,695,058		241,217		9.0%	11.5%
UF		1,990,873	243,017		12.2%	3.0%	2,083,963		48,615		2.3%	4.7%
Foreign currency		604,530	66,786		11.0%	30.5%	664,270		24,283		3.7%	27.3%
Total	Ch$	4,799,834	Ch$	560,893	11.7%	6.2%	Ch$	5,443,291	Ch$	314,115	5.8%	10.9%

	Year ended December 31,
	2008						2009
					Average	Average					Average	Average
	Average		Interest		Nominal	Real	Average		Interest		Nominal	Real
	Balance		Earned		Rate	Rate	Balance		Earned		Rate	Rate
	(in millions of Ch$ as of December 31, 2009 except for percentages)
NON-INTEREST EARNING ASSETS
Cash
Ch$	Ch$	117,879					Ch$	151,745
UF	—						—
Foreign currency	58,433						49,267
Total	176,312						201,012
Allowance for loan losses
Ch$	59,019						85,807
UF	—						—
Foreign currency	—						14
Total	59,019						85,821
Property, plant and equipment
Ch$	33,048						52,567
UF	—						—
Foreign currency	—						62
Total	33,048						52,629
Derivates
Ch$	142,174						127,946
UF	—						—
Foreign currency	2						—
Total	142,176						127,946
Other assets
Ch$	125,205						331,505
UF	37,526						52,243
Foreign currency	33,811						(186,134)
Total	196,542						197,614
Total non-interest earning assets
Ch$	477,325						749,570
UF	37,526						52,243
Foreign currency	92,246						(136,791)
Total	607,097						665,022
Total Assets (1)
Ch$	2,681,756		251,090				3,444,628		241217
UF	2.028,399		243,017				2,136,206		48,615
Foreign currency	696,776		66,786				527,479		24,283
Total Ch$	Ch$	5,406,931	Ch$	560,893			Ch$	6,108,313	Ch$	314,115

(1)           Represents total of interest earning and non-interest earning assets.

	Year ended December 31,
	2008						2009
					Average	Average					Average	Average
	Average		Interest		Nominal	Real	Average		Interest		Nominal	Real
	Balance		Paid		Rate	Rate	Balance		Paid		Rate	Rate
	(in millions of Ch$ as of December 31, 2009 except for percentages)
LIABILITIES
INTEREST-BEARING LIABILITIES
Time deposits
Ch$	Ch$	2,103,660	Ch$	152,286	7.2%	(1.5)%	Ch$	2,346,380	Ch$	82,425	3.5%	6.0%
UF	398,711		47,351		11.9%	2.7%	386,127		(1,848)		(0.5)%	1.9%
Foreign currency	380,658		16,429		4.3%	22.6%	473,394		10,145		2.1%	25.5%
Total	2,883,029		216,066		7.5%	2.3%	3,205,901		90,722		2.8%	8.3%
Central Bank borrowings
Ch$	—		—		—	—	8,386		205		2.4%	4.9%
UF	—		—		—	—	—		—		—	—
Foreign currency	—		—		—	—	—		—		—	—
Total	—		—		—	—	8,386		205		2.4%	4.9%
Repurchase agreements
Ch$	164,921		14,094		8.5%	(0.3)%	267,061		4,275		1.6%	4.0%
UF	—		—		—	—	—		—		—	—
Foreign currency	—		—		—	—	—		—		—	—
Total	164,921		14,094		8.5%	(0.3)%	267,061		4,275		1.6%	4.2%
Mortgage finance bonds
Ch$	241		6		2.5%	(5.9)%	226		5		2.2%	4.6%
UF	339,309		44,654		13.2%	3.9%	296,952		5,304		1.8%	4.2%
Foreign currency	—				—	—	—		—		—	—
Total	339,550		44,660		13.2	3.9%	297,178		5,309		1.8%	4.2%
Bonds
Ch$	—		—		—	—	—		—		—	—
UF	386,927		49,726		12.9%	3.6%	472,516		7,830		1.7%	4.1%
Foreign currency			—		—	—	—		—		—	—
Total	386,927		49,726		12.9%	3.6%	472,516		7,830		1.7%	4.1%
Other interest-bearing liabilities
Ch$	26,213		1,794		6.8%	(1.9)%	101,834		3.217		3.2%	5.6%
UF	30,401		7,508		24.7%	14.5%	28,623		135		0.5%	2.8%
Foreign currency	347,791		12,869		3.7%	21.9%	363,218		9.034		2.5%	25.6%
Total	404,405		22,171		5.5%	19.8%	493,675		12,386		2.5%	20.4%
Total interest-bearing liabilities
Ch$	2,295,035		168,180		7.3%	(1.4)%	2,723,887		90,127		3.3%	5.7%
UF	1,155,348		149,239		12.9%	3.7%	1,184,218		11,421		1.0%	3.3%
Foreign currency	728,449		29,298		4.0%	22.3%	836,612		19,179		2.3%	25.6%
Total	Ch$	4,178,832	Ch$	346,717	8.3%	4.1%	Ch$	4,744,717	Ch$	120,727	2.5%	8.7%

	Year ended December 31,
	2008						2009
					Average	Average					Average	Average
	Average		Interest		Nominal	Real	Average		Interest		Nominal	Real
	Balance		Paid		Rate	Rate	Balance		Paid		Rate	Rate
	(in millions of Ch$ as of December 31, 2009 except for percentages)
NON-INTEREST BEARING LIABILITIES
Non-interest-bearing demand deposits
Ch$	Ch$	189,021					Ch$	192,530
UF	1,260						1,030
Foreign currency	56,351						47,960
Total	246,632						241,520
Derivates
Ch$	135,130						120,064
UF	—						—
Foreign currency	—						—
Total	135,130						120,064
Other non-interest-bearing
Ch$	362,011						504,364
UF	—						—
Foreign currency	17,312						29,713
Total	379,323						534,077
Shareholders’ equity (1)
Ch$	467,014						467,935
UF	—
Foreign currency	—
Total	467,014						467,935
Total non-interest-bearing liabilities and shareholders’ equity
Ch$	1,153,176						1,284,893
UF	1,260						1,030
Foreign currency	73,663						77,673
Total	1,228,099						1,363,596
Total liabilities and shareholders’ equity (1)
Ch$	3,448,211		168,180				4,008,780		90,127
UF	1,156,608		149,239				1,185,248		11,421
Foreign currency	802,112		29,298				914,285		19,179
Total	Ch$	5,406,931	Ch$	346,717			Ch$	6,108,313	Ch$	120,727

(1)          Represents total of interest-bearing and non-interest bearing liabilities and shareholders’ equity.

Interest-earning Assets—Net Interest Margin

The following tables analyze, by currency of denomination, our levels of average interest-earning assets and net interest, and illustrate the comparative margins obtained, for each of the periods indicated:

	Year ended December 31,
	2008		2009
	(in millions of Ch$ as of December 31, 2009, except for percentages)
Total average interest earning assets
Ch$	Ch$	2,204,431	Ch$	2,695,058
UF	1,990,873		2,083,963
Foreign currency	604,530		664,270
Total	Ch$	4,799,834	Ch$	5,443,291

Net interest earned (1)
Ch$	Ch$	82,910	Ch$	151,090
UF	93,778		37,194
Foreign currency	37,488		5,104
Total	Ch$	214,176	Ch$	193,388

Net interest margin, nominal basis (2)
Ch$	3.8%		5.6%
UF	4.7%		1.8%
Foreign currency	6.2%		0.8%
Total	4.5%		3.6%

(1)                                  Net interest earned is defined as interest income earned less interest expense incurred.

(2)                                  Net interest margin is defined as net interest income divided by average interest-earning assets.

Changes in Net Interest Income and Interest Expense—Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our net interest income between changes in the average volume of interest-earning assets and interest bearing liabilities and changes in their respective nominal interest rates from 2008 to 2009.  Volume and rate variances have been calculated based on movements in average balances over the year and changes in nominal interest rates, average interest-earning assets and average interest bearing liabilities.  The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Increase (Decrease)
	from 2008 to 2009
	due to changes in						Net change
					Rate and		from 2008
	Volume		Rate		Volume		to 2009
	(in millions of Ch$ as of December 31, 2009)
INTEREST EARNING ASSETS
Deposits in central Bank
Ch$	Ch$	(240)	Ch$	(21)	Ch$	(1,936)	Ch$	(2,197)
UF	—		—		—		—
Foreign currency	67		(1)		(145)		(79)
Total	(173)		(22)		(2,081)		(2,276)
Financial investments
Ch$	18,949		(17)		(10,115)		8,817
UF	9,681		(185)		(28,094)		(18,598)
Foreign currency	—		—		41		41
Total	28,630		(202)		(38,168)		(9,740)
Loans
Ch$	34,745		(346)		(39,487)		(5,088)
UF	2,453		(1,763)		(176,494)		(175,804)
Foreign currency	4,150		(432)		(45,535)		(41,817)
Total	41,348		(2,541)		(261,516)		(222,709)
Interbank loans
Ch$	(411)		(6)		(267)		(684)
UF	—		—		—		—
Foreign currency	77		(3)		(305)		(231)
Total	(334)		(9)		(572)		(915)
Investment under resale agreements
Ch$	(4,187)		(36)		(6,498)		(10,721)
UF	—		—				—
Foreign currency	—		—		—		—
Total	(4,187)		(36)		(6,498)		(10,721)
Total interest earning assets
Ch$	—		—		—		—
UF	—		—		—		—
Foreign currency	270		(4)		(683)		(417)
Total	270		(4)		(683)		(417)
Total Interest earning assets
Ch$	48,856		(426)		(58,303)		(9,873)
UF	12,134		(1,948)		(204,588)		(194,402)
Foreign currency	4,564		(440)		(46,627)		(42,503)
Total	Ch$	65,554	Ch$	(2,814)	Ch$	(309,518)	Ch$	(246,778)

	Increase (Decrease)
	from 2008 to 2009
	due to changes in						Net change
					Rate and		from 2008
	Volume		Rate		Volume		to 2009
	(in millions of Ch$ as of December 31, 2009)
INTEREST BEARING LIABILITIES
Time deposits
Ch$	Ch$	17,571	Ch$	(784)	Ch$	(86,648)	Ch$	(69,861)
UF	(1,494)		(493)		(47,212)		(49,199)
Foreign currency	4,002		(83)		(10,203)		(6,284)
Total	20,079		(1,360)		(144,063)		(125,344)
Central Bank borrowings
Ch$	—		—		205		205
UF	—		—		—		—
Foreign currency	—		—		—		—
Total	—		—		205		205
Repurchase agreements
Ch$	8,729		(11,454)		(7,094)		(9,819)
UF	—		—		—		—
Foreign currency	—		—		—		—
Total	8,729		(11,454)		(7,094)		(9,819)
Mortgage finance bonds
Ch$	—		—		(1)		(1)
UF	(5,574)		(386)		(33,390)		(39,350)
Foreign currency	—		—		—		—
Total	(5,574)		(386)		(33,391)		(39,351)
Bonds
Ch$	—		—		—		—
UF	10,999		(433)		(52,462)		(41,896)
Foreign currency	—		—		—		—
Total	10,999		(433)		(52,462)		(41,896)
Other interest bearing liabilities
Ch$	5,175		(10)		(3,742)		1,423
UF	(439)		(74)		(6,860)		(7,373)
Foreign currency	571		(42)		(4,364)		(3,835)
Total	5,307		(126)		(14,966)		(9,785)
Total interest bearing liabilities
Ch$	31,475		(12,248)		(97,280)		(78,053)
UF	3,492		(1,386)		(139,924)		(137,818)
Foreign currency	4,573		(125)		(14,567)		(10,119)
Total	Ch$	39,540	Ch$	(13,759)	Ch$	(251,771)	Ch$	(225,990)

Return on Equity and Assets

The following tables set forth our return on average shareholders’ equity and average total assets and related information for each of the periods indicated.

	Year ended
	December 31, 2008 and 2009
	(in millions of Ch$, except for percentages)
	2008	2009
Net income	88,682	86,192
Net income attributable to shareholders	88,682	86,192
Average total assets	5,406,931	6,108,313
Average equity	467,014	467,935
Net income as a percentage of:
Average total assets	1.72%	1.42%
Average equity	19.93%	18.53%
Average equity as a percentage of:
Average total assets	8.64%	7.66%
Proposed cash (*)	88,682	86,192
Dividend payout ratio, based on net income attributable to shareholders	100%	100%

(*) Dividend proposed by the Board for shareholders approval on February 26, 2009.

Investment Portfolio

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held-to-maturity.  As of December 31, 2008 and 2009, we have not classified any securities as held-to-maturity.

Financial investments as of December 31, 2008 and 2009 are as follows:

	As of December 31,
	2008	2009
	MCh$	MCh$
Held- for- Trading:

Chilean Central Bank and Government securities:
Chilean Central Bank securities	54,179	260
Chilean Central Bank Notes	3,599	589
Other government securities	7,930	8,332

Other national institution securities:
Bonds	—	—
Notes	—	—
Other Securities	13,599	54,788

Foreign Institution Securities:
Bonds	—	—
Notes	—	—
Other foreign Securities	—	2,495

Mutual funds Investments:
Funds managed by related organizations	5,798	9,692
Funds managed by third parties	—	—

Total	85,105	76,156
Available- for- sale:

Chilean Central Bank and Government Securities
Chilean Central Bank securities	284,498	548,073
Chilean Treasury Bonds	22,326	26,748
Other government securities	11,934	1,474

Other financial instruments
Promissory notes related to deposits in local banks	206,604	146,934
Chilean mortgage finance bonds	2,951	1,827
Chilean financial institution bonds	48,165	—
Other local investments	—	4,100

Financial instruments Issued abroad
Foreign government and central bank instruments	—	—

Other foreign investments	—	1,563

Impairment provision	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	6,443
Other investments	—	—

Impairment provision	—	—

Total	576,478	737,162

In addition to the securities issued by the Central Bank and the Chilean government disclosed above, we also have a concentration of investments in time deposits and mortgage securities (Ch$18,481  million) issued by Banco del Estado de Chile, representing approximately 3.6% of our shareholders’ equity, at December 31, 2009.  We do not hold securities of any issuer other than the Central Bank, which the aggregate book value of the investment exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2009:

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	(in millions of Ch$ as of December 31, 2009, except for percentages)
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
Held- for- Trading:
Chilean Central Bank and Government securities:
Chilean Central Bank securities	153	6.1	107	2.7	—	—	—	—	260
Chilean Central Bank Notes	—	—	—	—	589	2.6	—	—	589
Other government securities	—	—	7,984	3.7	155	6.0	193	3.7	8,332

Other national institution securities:
Bonds	—	—	—	—	—	—	—	—	—
Notes	—	—	—	—	—	—	—	—	—
Other Securities	53,598	2.0	400	4.5	661	4.5	129	4.7	54,788

Foreign Institution Securities:
Bonds	—	—	—	—	—	—	—	—	—
Notes	—	—	—	—	—	—	—	—	—
Other foreign Securities	2,495	8.5	—	—	—	—	—	—	2,495

Mutual funds Investments:
Funds managed by related organizations	9,692	0.2	—	—	—	—	—	—	9,692
Funds managed by third parties	—	—	—	—	—	—	—	—	—

Total	65,938	2.9	8,491	3.7	1,405	3.9	322	4.1	76,156

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
Available-for-sale:

Chilean Central Bank and Government Securities
Chilean Central Bank securities	—	—	398,668	3.7	102,511	3.9	46,894	3.1	548,073
Chilean Treasury Bonds	—	—	—	—	15,079	2.7	11,669	3.3	26,748
Other government securities	—	—	1,474	3.6	—	—	—	—	1,474

Other financial instruments
Promissory notes related to deposits in local banks	120,840	2.2	26,094	3.5	—	—	—	—	146,934
Chilean mortgage finance bonds	76	5.8	937	5.6	814	4.3	—	—	1,827
Chilean financial institution bonds	—	—	—	—	—	—	—	—	—
Other local investments	—	—	—	—	4,100	6.1	—	—	4,100

Financial instruments Issued abroad
Foreign government and central bank instruments	—	—	—	—	—	—	—	—	—
Other foreign investments	1,563	7.1	—	—	—	—	—	—	1,563
Impairment Provision	—	—	—	—	—	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	6,443	5.0	—	—	—	—	6,443
Other investments	—	—	—	—	—	—	—	—	—
Impairment Provision	—	—	—	—	—	—	—	—	—

Total	122,479	2.3	433,616	3.7	122,504	3.8	58,563	3.1	737,162

Loan portfolio

The following table analyzes our loans by type of loan.  Except where otherwise specified, all loan amounts stated below are before deduction for the allowance for loan losses.  Total loans reflect our loan portfolio, including past due principal amounts.

	As of December 31,
	2008	2009
	(in millions of Ch$ as of December 31, 2009)
Commercial loans:
Commercial loans	2,829,220	3,144,217
Foreign trade loans	463,113	233,478
Current account debtors	84,006	48,320
Factoring operations	54,333	53,548
Leasing transactions	325,172	295,857
Other loans and receivables	2,307	1,450

Subtotals	3,758,151	3,776,870

Mortgage loans:
Letters of credit loans	170,073	144,707
Endorsable mutual mortgage loans	270,475	212,468
Other mutual mortgage loans	235,430	393,290
Leasing transactions	366	160
Other loans and receivables	15,890	56,110

Subtotals	692,234	806,735

Consumer loans:
Consumer loans	341,229	294,396
Current account debtors	30,226	26,437
Credit card debtors	70,937	55,359
Consumer leasing transactions	274	523
Other loans and receivables	63,449	51,336

Subtotals	506,115	428,051

Loans and receivables to banks	37,696	86,226

Total (1)	4,994,196	5,097,882

(1)          All of the above categories except mortgage loans, past due loans and loans and receivables to banks are combined into “Loans” as reported in the tables set forth under “Business Overview—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

The loan categories are as follows:

Commercial loans are comprised of the following:

General commercial loans.  General commercial loans are long-term and short-term loans granted to Chilean corporations and individuals in pesos, UF or US$ on an adjustable or fixed rate basis, primarily to finance working capital or investments.  Commercial loans represent the largest portion of our loan portfolio.  Interest accrues daily on a 30- or 360-day basis.  Loan payments are scheduled monthly, biannually or yearly, depending on the terms of the loan. Although we determine the interest rate, it cannot exceed the maximum rate for commercial loans.

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

Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally US$), as well as open and unused letters of credit. Under IFRS contingent liabilities are required to be held off balance sheet.  See note 1 “Summary of significant accounting policies” and note 22 “Contingencies, commitments ad responsibilities” to our audited consolidated financial statements included herein for a better understanding and analysis of the figures held off the balance.

Any collateral provided generally consists of a mortgage on real estate, a pledge of marketable securities, a letter of credit or cash.  The existence and amount of collateral generally varies from loan to loan.

Risks Index of Our Loan Portfolio

Commercial loans.  Our risk index as of December 31, 2008 and 2009 was 0.9% and 1.49%, respectively, this last increase is mainly due to the overall condition of the domestic economy and, accordingly, of our customers.  The quality of our commercial loans depends on Chilean GDP growth, interest rates, changes in regulations, the general level of indebtedness and other economic conditions.  Commercial loans include foreign trade loans, leasing contracts and factored receivables.

Mortgage loans.  The risk index of our residential mortgage loans has remained relatively stable and reached 0.75% as of December 31, 2009 (0.6% as of December 31, 2008). This was mainly due to adequate economic conditions in Chile and the collateral associated with mortgage loans.

Consumer loans.  The risk index of our consumer loans was 7.87% as of December 31, 2009 as compared to 6.87% as of December 31, 2008.  This increase is principally due to normal increase that affected all the market during 2009.

In order to reduce the risks of the loan portfolio, our credit committee meets weekly to review and approve or decline new loan proposals.  See “—Regulation and Supervision—Lending Limits” above and “—Credit Review Process.”

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis of our loans by type and time remaining to maturity as of December 31, 2009:

	Balance as of December 31, 2009	Due within 1 month	Due after 1 month but within 6 month	Due after 6 month but within 12 month	Due after 1 year but within 3 years	Due after 3 year but within 5 years	Due after 5 years
	(in millions of Ch$ as of December 31, 2009)

Commercial loans	3,144,217	500,987	636,359	511,043	601,518	422,729	471,581
Foreign trade loans	233,478	80,571	125,790	23,367	2,587	1,085	78
Current account debtors	48,320	8,228	15,765	24,327	0	0	0
Factoring operations	53,548	38,588	8,866	2,148	2,501	1,445	0
Leasing transactions	295,857	12,135	32,705	36,159	96,298	40,370	78,190
Other loans and receivables	1,450	1,450	0	0	0	0	0

Subtotals	3,776,870	641,959	819,485	597,044	702,904	465,629	549,849

Letters of credit loans	144,707	5,476	4,295	5,219	21,109	21,419	87,189
Endorsable mutual mortgage loans	212,468	3,416	2,568	3,145	13,321	14,532	175,486
Other mutual mortgage loans	393,290	5,534	6,466	7,906	32,853	34,891	305,640
Leasing transactions	160	3	10	6	26	28	87
Other loans and receivables	56,110	961	732	897	3,804	4,159	45,557

Subtotals	806,735	15,390	14,071	17,173	71,113	75,029	613,959

Consumer loans	294,396	22,182	33,590	38,729	133,926	58,842	7,127
Current account debtors	26,437	2,172	10,949	12,759	557	0	0
Credit card debtors	55,359	52,486	8	2,423	278	164	0
Consumer leasing transactions	523	32	117	122	245	7	0
Other loans and receivables	51,336	5,546	5,655	6,972	24,844	8,311	8

Subtotals	428,051	82,418	50,319	61,005	159,850	67,324	7,135

Subtotals loans	5,011,656	739,767	883,875	675,222	933,867	607,982	1,170,943

Loans and receivables to banks	86,226

Total loans	5,097,882

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Balance as of December 31, 2009
	(in millions of constant Ch$ as of December 31, 2009)

Commercial loans	1,648,389	1,024,247	471,581	3,144,217
Foreign trade loans	229,728	3,672	78	233,478
Current account debtors	48,320	0	0	48,320
Factoring operations	49,602	3,946	0	53,548
Leasing transactions	80,999	136,668	78,190	295,857
Other loans and receivables	1,450	0	0	1,450
Subtotals	2,058,488	1,168,533	549,849	3,776,870

Letters of credit loans	14,990	42,528	87,189	144,707
Endorsable mutual mortgage loans	9,129	27,853	175,486	212,468
Other mutual mortgage loans	19,906	67,744	305,640	393,290
Leasing transactions	19	54	87	160
Other loans and receivables	2,590	7,963	45,557	56,110
Subtotals	46,634	146,142	613,959	806,735

Consumer loans	94,501	192,768	7,127	294,396
Current account debtors	25,880	557	0	26,437
Credit card debtors	54,917	442	0	55,359
Consumer leasing transactions	271	252	0	523
Other loans and receivables	18,173	33,155	8	51,336
Subtotals	193,742	227,174	7,135	428,051
	0	0
Subtotals loans	2,298,864	1,541,849	1,170,943	5,011,656

Loans and receivables to banks				86,220

Total loans				5,097,876

The following table presents the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2009.

	As of December 31, 2009
Variable rate:
Ch$	Ch$	460,208
UF	305,364
Ch$ indexed to US$	5,794
Foreign currency	220,722
Subtotal	992,088
Fixed rate:
Ch$	486,204
UF	1,223,481
Ch$ indexed to US$	4,130
Foreign currency	6,889
Subtotal	1,720,704
Total	Ch$	2,712,792

The following table sets forth an analysis of our foreign loans by type and time remaining to maturity as of December 31, 2009:

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 year		Total

Commercial loans	Ch$	35,245	Ch$	584	Ch$	—	Ch$	35,829
Foreign trade loans	6,559		18,580		—		25,139
Total	Ch$	41,804	Ch$	19,164	Ch$	—	Ch$	60,968

Loans by Economic Activity

The following table set forth as of the dates indicated, an analysis of our loan portfolio before provisions based on the borrower’s principal business activity:

	As of December 31,
	2008			2009
	Loan		% of Loan	Loan		% of Loan
	Portfolio		Portfolio	Portfolio		Portfolio
	(in millions of Ch$ as of December 31, 2009, except for percentages)

Agriculture, Livestock, Agribusiness, Fishing
Agriculture and livestock	Ch$	170,194	3.4%	Ch$	151,272	3.0%
Fruit	—		—	—		—
Forestry and wood extraction	21,501		0.4	14,006		0.3
Fishing	86,195		1.7	68,281		1.4
Subtotal	277,440		5.6	233,559		4.7
Mining and Petroleum	80,685			83,855
Subtotal	80,685		1.6	83,855		1.8
Manufacturing	314,644			234,217
Subtotal	314,644		6.4	234,217		4.7
Electricity, Gas and Water	257,066			239,087
Subtotal	257,066		5.2	239,087		4.8
Construction	388,817			510,805
Subtotal	388,817		7.9	510,805		10.2
Commerce	402,332			514,520
Subtotal	402,332		8.1	514,520		10.3
Transport, Storage and Communications
Transport and storage	113,843		2.3	184,558		3.7
Communications	28,635		0.6	48,739		1.0
Subtotal	142,478		2,9	233,297		4.7
Services	1,513,938			1,621,658
Subtotal	1,513,938		30.4	1,621,658		32.4
Others	380,301		7,7	105,872		2.1
Community, Social and Personal Services	—			—		—
Consumer credit(1)	506,115		10.2	428,051		8.5
Residential Mortgage Loans(1)	692,234		14.0	806,735		16.1
Lease contracts(1)	—		—	—		—
Factoring(1)	—		—	—		—
Subtotal	1,198,349		24.2	1,234,786		24.6

Total	Ch$	4,956,500	100.0%	Ch$	5,011,656	100.0%

(1)                                  Figures prepared according to IFRS. We have classified our loan portfolio taking into account the debtor that receives the loan.

Foreign Country Outstandings

Our cross-border outstanding loans are principally trade-related.  These loans include loans granted mainly to foreign financial institutions.  The table below lists our total amounts outstanding to borrowers in foreign countries as of December 31 of each of the last two years.  This table does not include foreign trade-related loans to Chilean borrowers.

As of December 31,
2008	2009
(in millions of Ch$ of December 31, 2009)

Argentina	Ch$	21,726	Ch$	—
Belgium	—	89
Bolivia	51	13
Brazil	19,111	4,304
Canada	5,280	280
Cayman Islands	—	—
Chinese	—	18,197
Colombia	35	—
Korea	—	5,672
Ecuador	161	723
England	28	149
Germany	—	1,452
Japan	—	—
India	—	6,197
Italy	—	1,321
Malaysia	71	17
Mexico	458	—
New Zealand	64	—
Panama	—	—
Peru	7,301	387
Spain	5	18,968
Switzerland	191	125
Taiwan	—	207
United States	3,531	2,620
Uruguay	—	247
Venezuela	2,178	—
Total (1)	Ch$	60,191	Ch$	60,968

(1)                                  Foreign loans are mainly interbank or commercial loans.

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

The specific objectives of the Commercial Risk Division are to: (i) plan, manage, forecast and control risks within each line of business; (ii) design and implement action plans to adjust relevant projections or deviations to the desired risk level for each line of business; (iii) provide us with clear, simple, safe and systematic processes for credit flows and collections; (iv) develop the decision-making, segmentation, valuation and forecasting models as well as information systems necessary for methodical risk management; (v) maintain the Board of Directors informed as to the development of risk conditions affecting our diverse areas of business and (vi) ensure  compliance with numerous risk management standards and regulations.

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

The following table shows the category of executives that were required to approve secured and unsecured commercial borrowing transactions, according to the credit risk rating of the potential borrower and the Chilean Pesos amount of the total customer risk based on exchange rates in effect prior to November 2009:

Category of Executives That		Maximum Amount of Total Customer Credit Risk in Chilean Pesos
May Approve Transaction		Rating 1 and 2			Rating 3		Rating 4 and 5		Rating 5D		Rating 6 and above
Executive	From	MCh$	10,000	6,000	MCh$$	6,000	MCh$$	4,000	MCh$$	3,000	MCh$$	800
Superior Committee	Up to	10,000			6,000		4,000		3,000		800
Division Manager Committee	Up to	3,500			2,200		1,800		1,000		400
Manager Committee	Up to	1,500			1,250		1,000		750		250
A Executives	Up to	750			750		500		350		150
Risk Committee	Up to	850			700		500		350		150
B Executives	Up to	250			250		200		200		80

The following table details the maximum limits of customer credit risk in Chilean Pesos that executives of each category were permitted to approve prior to November 1, 2009. This table applies to all potential borrowers with credit risk ratings of 1 to 5 and varies according to whether the customer credit risk is comprised of secured or unsecured obligations.

Maximum Amount of
Total Customer Credit
Risk in Chilean Pesos
Category of Executives That May Approve Transaction	Unsecured	Secured
C Executives	MCh$	60	MCh$	120
D Executives	40	100
E Executives	30	80
F Executives	15	60
G Executives	10	40
H Executives	5	20
I Executives	3	5
J Executives	1	—
K Executives	1	—

Beginning November 2009, we adjusted the loan approval limits that were required to approve secured and unsecured commercial borrowing transactions.  The new limits have been established in the local currency as the majority of our loans are denominated in Chilean pesos.  The following table summarizes the limits of each category of executives that are permitted to approve secured and unsecured commercial borrowing transactions, according to the credit risk rating of the potential borrower and the Chilean peso amounts of the total customer risk at the time that the application for credit is made:

Category of Executives That		Maximum Amount of Total Customer Credit Risk in Chilean Pesos
May Approve Transaction		Rating 1 and 2			Rating 3		Rating 4 and 5		Rating 5D		Rating 6 and above
Executive	From	MCh$	7,000	6,000	MCh$	5,000	MCh$	2,500	MCh$	2,000	MCh$	1,000
Division Manager Committee	Up to	7,000			5,000		2,500		2,000		1,000
Manager Committee	Up to	1,500			1,250		1,000		750		250
A Executives	Up to	750			750		500		350		150
Risk Committee	Up to	850			700		500		350		150
B Executives	Up to	250			250		200		200		80

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

The following table details the maximum limits of customer credit risk in Chilean Pesos that executives of each category are permitted to approve beginning November 1, 2009. This table applies to all potential borrowers with credit risk ratings of 1 to 5 and varies according to whether the customer credit risk is comprised of secured or unsecured obligations.

Maximum Amount of
Total Customer Credit
Risk in Chilean Pesos
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

Current Regulations Relating to Classification of Banks and Loans; Allowances for loan losses

According to current regulation effective January 1, 2004, banks are classified in Categories 1, 2, 3 or 4 depending on the models and methods used by banks to classify their loan portfolio and determine provisions for loan losses. Category 1 banks are those banks whose methods and models are satisfactory to the Chilean Superintendency of Banks.  Category 1 banks are entitled to continue using the same methods and models they currently have in place.  Banks classified as Category 2 banks must maintain the minimum levels of reserves established by the Chilean Superintendency of Banks.  Once the board of directors of a Category 2 bank is made aware of any problems detected by the Chilean Superintendency of Banks it must take steps to correct the problems.  Finally, banks classified in Categories 3 or 4 must maintain the minimum levels of reserves established by the Chilean Superintendency of Banks until they are authorized by the Chilean Superintendency of Banks to do otherwise.  We have been classified in Category 1 since January 1, 2004.

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

In accordance with current regulations, the models and methods used to classify our loan portfolio must conform to the guiding principles summarized below.

Models Based on the Analysis of Commercial Borrowers of Ch$200 million or More

Current model require that all commercial loans of Ch$200 million or more be assigned to a risk category level, determined by considering the following risk factors:  the borrower’s (i) industry or sector, (ii) owners or managers, (iii) financial situation, (iv) payment capacity and (v) payment behavior.  Based upon the analysis of the risk factors, the loan will be assigned to one of the risk categories.  If the borrower has no apparent credit risk, the loan will be classified as either A1, A2 or A3.  The loan will be classified as B if the borrower has some credit risk but no apparent deterioration of payment capacity.  Finally, if the borrower has diminished capacity to repay its loans, it will be classified as either C1, C2, C3, C4, D1 or D2.

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

Models Based on Group Analysis

The levels of required allowances for commercial loans less than Ch$200 million and all consumer loans and mortgage loans are to be determined by the bank.  This determination is made according to the loss that may result from the loans by classifying the loan portfolio using one or both of the following models:  (i) a model based on the characteristics of the borrower and its outstanding loans, and/or (ii) a model based on the behavior of a group of loans.  For the first model, the borrowers and their loans with similar characteristics are placed into groups and each group is assigned a risk level.  For the second model, loans with similar past payment histories and similar characteristics are placed into groups and each group is assigned a risk level.

Our current classification system includes 11 categories (1, 2, 3, 4, 5, 5D, 6, 7, 8, 9 and 10) as more fully described below.

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

The required provisions relating to each loan category vary depending on whether the commercial loan is secured by real property, as shown in the table below:

	Required Provisions
CorpBanca’s Categories	Commercial Loans	Commercial Mortgage Loans	Estimated Loan Recovery

1 — Excellent	0%	0%	100%
2 — Strong	0%	0%	100%
3 — Good	0%	0%	100%
4 — Acceptable	0.45%	0.35%	100%
5 — Marginal	1.40%	1.24%	100%
5D — Weak	2%	2%	97%
6 — Vigilance	10%	10%	81% to 96%
7 — Vulnerable	25%	25%	71% to 80%
8 — Sub-Standard	40%	40%	51% to 70%
9 — Doubtful	65%	65%	21% to 50%
10 — Loss	90%	90%	0% to 20%

The provisions for categories 1 through 5 were determined on the basis of the default rate of the borrowers in those categories over a historical one year period.

With the goal of improving the quality of our risk assessment of large borrowers, the threshold at which the individual evaluations of loans is made was raised from Ch$100 million to Ch$200 million.

Analysis of our Loan Classification

The following tables provide statistical data regarding the classification of our loans as of the end of each of the last two years, applying the classification explained in prior pages:

2008

	Individual Portfolio									Group Portfolio
	A1	A2	A3	B1	B2	B3	C	Impaired	Total	Normal	Impaired	Total	General Total
	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$

Loans and receivable to banks	20,005	—	—	17,691	—	—	—	—	37,696	—	—	—	37,696

Loans and receivable to customers
Commercial Loans
General Commercial loans	—	36,230	1,142,273	844,734	423,950	—	—	115,919	2,563,106	228,848	37,266	266,114	2,829,220
Foreign Trade loans	—	—	162,114	111,366	116,613	—	—	58,058	448,151	13,898	1,063	14,961	463,112
Lines of credit and overdrafts	—	5	31,350	9,155	12,271	—	—	1,570	54,351	27,887	1,769	29,656	84,007
Factored receivables	—	—	—	—	—	—	—	—	—	49,668	4,665	54,333	54,333
Leasing contracts	—	23,579	29,962	95,434	120,684	—	—	16,535	286,194	29,230	9,749	38,979	325,173
Other outstanding loan	—	—	—	26	273	—	—	236	535	1,508	263	1,771	2,306
Subtotal Commercial loans	—	59,814	1,365,699	1,060,715	673,791	—	—	192,318	3,352,337	351,039	54,775	405,814	3,758,151

Consumer Loans	—	—	—	—	—	—	—	—	—	472,993	33,122	506,115	506,115

Mortgage Loans	—	—	—	—	—	—	—	—	—	667,506	24,728	692,234	692,234

Total Loans and receivable to customers	—	59,814	1,365,699	1,060,715	673,791	—	—	192,318	3,352,337	1,491,538	112,625	1,604,163	4,956,500
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—

2009

	Individual Portfolio									Group Portfolio
	A1	A2	A3	B1	B2	B3	C	Impaired	Total	Normal	Impaired	Total	General Total
	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$

Loans and receivable to banks	72,636	9,524	4,066	—	—	—	—	—	86,226	—	—	—	86,226

Loans and receivable to customers
Commercial Loans
General Commercial loans	9,005	24,269	1,301,811	891,532	503,887	—	—	115,519	2,846,023	248,326	49,867	298,193	3,144,216
Foreign Trade loans	—	—	57,910	47,411	45,758	—	—	68,736	219,815	12,603	1,059	13,662	233,477
Lines of credit and overdrafts	—	—	1,724	5,879	11,431	—	—	1,466	20,500	25,831	1,990	27,821	48,321
Factored receivables	—	—	—	—	—	—	—	—	—	50,034	3,514	53,548	53,548
Leasing contracts	—	22,435	27,013	82,705	103,085	—	—	23,554	258,792	29,733	7,332	37,065	295,857
Other outstanding loan	—	—	157	114	210	—	—	18	499	853	99	952	1,451
Subtotal Commercial loans	9,005	46,704	1,388,615	1,027,641	664,371	—	—	209,293	3,345,629	367,380	63,861	431,241	3,776,870

Consumer Loans	—	—	—	—	—	—	—	—	—	399,344	28,707	428, 051	428,051

Mortgage Loans	—	—	—	—	—	—	—	—	—	778,143	28,592	806,735	806,735

Total Loans and receivable to customers	9,005	46,704	1,388,615	1,027,641	664,371	—	—	209,293	3,345,629	1,544,867	121,160	1,666,027	5,011,656
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—

The following table sets forth our allowances for loan losses.

	As of December 31,
	2008		2009
	(in millions of Ch$ as of December 31, 2009, except for percentages)

Allowances for loan losses	Ch$	75,487	Ch$	99,264
Loan allowances as a percentage of total loans	1.5%		2.0%

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

We are required to charge off commercial loans not later than 24 months after being classified as past due, if unsecured, and if secured, not later than 36 months after being classified as past due.  When an installment of a past due commercial loan (either secured or unsecured) is written off, we must charge off all installments which are overdue, notwithstanding our right, if any, to charge off the entire amount of the loan.  Once any amount of a loan is written off, each subsequent installment must be written off as it becomes overdue, notwithstanding our right, if any, to charge off the entire amount of the loan.  In the case of past due consumer loans, a similar practice applies, except that after the first installment becomes six months past due, we must charge off the entire remaining part of the loan.  We may charge off any loan (commercial or consumer) before the first installment becomes overdue we must charge off an overdue loan (commercial or consumer) before the terms set forth above in certain circumstances.  Loans are written off against the allowance for loan losses to the extent of any required reserves for such loans; the remainder of such loans is written off against income.

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

The following tables set forth as of December 31 of each of the last two years the current and overdue principal and interest amounts, by domestic and foreign loans:

Domestic Loans

	As of December 31,
	2008		2009
	(in millions of Ch$ as of December 31, 2009)

Current	Ch$	4,811,415	4,892,417
Overdue 1-29 days	11,705		7,087
Overdue 30-89 days	34,543		9,512
Overdue 90 days or more (“past due”)	38,646		41,672
Total loans	Ch$	4,896,309	Ch$	4,950,688

Foreign Loans

	As of December 31,
	2008		2009
	(in millions of Ch$ as of December 31, 2009)

Current	Ch$	60,191	60,968
Overdue 1-29 days	—		—
Overdue 30-89 days	—		—
Overdue 90 days or more (“past due”)	—		—
Total loans	Ch$	60,191	60,968

Total Loans

	As of December 31,
	2008		2009
	(in millions of Ch$ as of December 31, 2009) except percentages)

Current	Ch$	4,871,606	Ch$	4,953,385
Overdue 1-29 days	11,705		7,087
Overdue 30-89 days	34,543		9,512
Overdue 90 days or more (“past due”)	38,646		41,672
Total loans	Ch$	4,956,500	Ch$	5,011,656
Overdue loans expressed as a percentage of total loans	0.7%		0.2%
Past due loans as a Percentage of total loans	0.8%		0.8%

Analysis of Substandard Loans and Amounts Past Due

The following table analyzes our substandard loans and past due loans and the allowances for loan losses existing as of the dates indicated.  Substandard loans are all loans included in categories 6, 7, 8, 9 and 10.  The information provided is related to domestic loans, because we did not have any significant non-accrual or past due foreign loans in the periods presented.  All of our restructured loans are included in the following table:

	As of December 31,
	2008		2009
	(in millions of Ch$ as of December 31, 2009, except for percentages)
Total loans	Ch$	4,956,500	Ch$	5,011,656
Substandard loans	304,943		330,453
Allowance for loan losses	75,487		99,264
Substandard loans as a percentage of total loans	6.2%		6.6%

Amounts past due (1)	38,646		41,672
To the extent secured (2)	20,642		25,934
To the extent unsecured	18,004		15,738

Amounts past due as a percentage of:
Total loans	0.8%		0.8%
To the extent secured (2)	0.4%		0.5%
To the extent unsecured	0.4%		0.3%
Total loans for which at least one payment is past due (1)	131,117		93,751

Loans for which at least one payment is past due as a percentage of total loans	2.6%		1.9%
Allowance for loans losses as a percentage of:
Total loans	1.5%		2.0%
Total substandard loans	24.8%		30%
Total amounts past due	195.3%		238.2%
Total amounts past due-unsecured	419.3%		630.7%

(1)                                  Past due loans that are 90 days or more overdue as to any payments of principal or interest. We continue to accrue interest and indexation on the principal payments not yet overdue for those loans that have installments overdue unless we believe those amounts are uncollectible. Accrued interest and indexation adjustments are included in our recorded investment in the purpose of determining the required allowance for loan losses.

(2)                                  Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowances for Loan Losses

The following table analyzes our provisions for loan losses charged to income and changes in the allowances attributable to write-offs, allowances released, recoveries, allowances on loans acquired

	As of December 31,
	2008		2009
	(in millions of Ch$ as of December 31, 2009, except for percentages)

Allowances for loan losses at beginning of period	Ch$	54,944	Ch$	75,487
Allowances on acquired loans
Write-offs	(45,939)		(60,772)
Provisions established	75,030		104,318
Provisions released (1)	(8,548)		(19,769)
Allowances for loan losses at end of period	Ch$	75,487	Ch$	99,264
Ratio of write-offs to average loans	1.0%		1.3%
Allowances for loan losses at end of period as a percentage of total loans	1.5%		2.0%

(1)                                  Represents the aggregate amount of allowances for loan losses released during the year as a result of recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.

Our policy with respect to write-offs follows the standards established by IFRS.  We are required to write off commercial loans, if unsecured, not later than 24 months after being classified as past due and, if secured, not later than 36 months after being classified as past due.  When an installment of a past due commercial loan (either secured or unsecured) is written off, we must write off the entire amount of the loan.  In the case of past due consumer loans, a similar practice applies, except that after first installment has been classified as past due for six months, we must write off the entire remaining part of the loan.

We believe that our application of write-off policies does not result in significant differences in our financial results as compared to our competitors, has enabled us to generally decrease write-offs since 1999, and maintain them at an adequate level.  The effects of these efforts can be seen in the following table, which shows the write-offs breakdown by loan category.

	As of December 31,
	2008		2009
	(in millions of Ch$ as of December 31, 2009)

Consumer loans	Ch$	39,296	Ch$	51,412
Residential Mortgage loans	493		524
Commercial loans	6,150		8,836
Total	Ch$	45,939	Ch$	60,772

The following table shows loan loss recoveries by loan category for the periods indicated.

	As of December 31,
	2008		2009
	(in millions of Ch$ as of December 31, 2009)

Consumer loans	Ch$	9,143	Ch$	11,329
Residential Mortgage loans	285		111
Commercial loans	1,607		1,776
Total	Ch$	11,035	Ch$	13,216

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

Allocation of Allowances for Loan Losses

The following tables set forth, as of December 31 for each of the last two years, the proportions of our required minimum allowances for loan losses that were attributable to our commercial, consumer and residential mortgage loans as of each such date.

	As of December 31, 2008
	Allowance amount(1)		Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans (2)	Loans in category as percentage of total
Commercial loans	Ch$	34,849	0.9%	0.7%	75.3%
Consumer loans	36,036		7.1%	0.7%	10.1%
Residential Mortgage loans	4,602		0.7%	0.1%	13.8%
Loans and receivables to banks	25		0.1%	0.0%	0.8%
Total	Ch$	75,512	1.5%	1.5%	100.0%

	As of December 31, 2009
	Allowance amount(1)		Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans (2)	Loans in category as percentage of total
Commercial loans	Ch$	59,528	1.6%	1.2%	74.1%
Consumer loans	33,697		7.9%	0.7%	8.4%
Residential Mortgage loans	6,039		0.7%	0.1%	15.8%
Loans and receivables to banks	6		0.0%	0.0%	1.7%
Total	Ch$	99,270	1.9%	1.9%	100.0%

(1)                                  In millions of Ch$ as of December 31, 2009, except for percentages.

(2)                                  Based on our loan classification, for the purpose of determining the loan loss allowance.

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2008 and 2009.

	As of December 31,
	2008		2009
	(in millions of Ch$ as of December 31, 2009)

Checking accounts	Ch$	258,664	Ch$	328,078
Other demand liabilities	93,495		159,687
Savings accounts	10,078		9,011
Time deposits	3,340,664		3,307,034
Other commitments	5,743		8,505
Total	Ch$	3,708,644	Ch$	3,812,315

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2009, expressed in percentages.  UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the CPI.

	As of December 31, 2009
			Foreign
	Ch$	UF	Currency	Total

Demand deposits	13.50%	5.07%	9.73%	13.02%
Savings accounts		27.74		0.24

Time deposits:
Maturing within 3 months	59.31	108.97	65.34	60.38
Maturing after 3 but within 6 months	8.64	72.03	17.05	10.09
Maturing after 6 but within 12 months	14.72	(113.81)	7.88	12.89
Maturing after 12 months	3.83			3.38
Total time deposits	86.50	67.19	90.27	86.74
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2009.

	As of December 31, 2009
					Foreign
	Ch$		UF		Currency		Total
	(in millions of Ch$ as of December 31, 2009)

Maturing within 3 months	Ch$	1,702,013	Ch$	24,211	Ch$	234,817	Ch$	1,961,041
Maturing after 3 but within 6 months	346,193		48,442		106,793		501,428
Maturing after 6 but within 12 months	256,769		142,048		32,324		431,141
Maturing after 12 months	211,900		53,226		—		265,126
Total time deposits	Ch$	2,516,875	Ch$	267,927	Ch$	373,934	Ch$	3,158,736

Minimum Capital Requirements

As of December 31, 2009 an 2008 the table sets forth our minimum capital requirements set as follows:

	As of December 31,
	2008	2009
	(in millions of Ch$ as of December 31, 2009, except for percentages)

Net capital base	497,277	507,349
3% total assets net of provisions	(196,944)	(202,826)
Excess over minimum required equity	300,333	304,523
Net capital base as a percentage of the total assets, net of provisions	7.57%	7.50%

Effective equity	587,360	739,463
8% of the risk-weighted assets	(422,907)	(455,633)
Excess over minimum required equity	164,453	283,830
Effective equity as a percentage of the risk-weighted assets	11.11%	12.98%

Short-term Borrowings

Our short-term borrowings (other than deposits and other obligations) totaled Ch$415,665 million as of December 31, 2008 and Ch$572,063million as of December 31, 2009 in accordance with IFRS.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements.  The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each such period by type of short-term borrowing.

	As of and for the Year Ended December 31,
	2008			2009
	Year End Balance		Weighted Average Nominal Interest Rate	Year End Balance		Weighted Average Nominal Interest Rate
	(in millions of Ch$ as of December 31, 2009, except for rate date)
Investments under repurchase agreements	Ch$	106,734	7.6	Ch$	41,135	1.0
Central Bank borrowings	244,737		8.3	424,378		0.5
Domestic interbank loans	59,205		8.2	1,300		1.2
Borrowings under foreign trade credit lines	4,989		4.7	105,250		1.4
Other Obligations	—			—
Total short-term borrowings	Ch$	415,665	7.27.2	Ch$	572,063	1.0

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	2008		2009
		Weighted		Weighted
		Average		Average
		Nominal		Nominal
	Average	Interest	Average	Interest
	Balance	Rate	Balance	Rate

Investments under repurchase agreements	164,921	8.5%	267,061	4.0%
Central Bank borrowing	—	0	8,386	4.9
Domestic interbank loans	28,480	7.3	99,762	2.4
Subtotal	193,401	8.3	375,209	3.6
Borrowings under foreign trade credit lines	6,447	1.0	35,510	1.3
Total short-term borrowings	199,848	8.1%	410,719	3.4%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2008 Month-End Balance	Maximum 2009 Month-End Balance
	(in millions of Ch$ as of December 31, 2009)

Investments under repurchase agreements	244,737	424,378
Central Bank borrowings	117,300	46,865
Domestic interbank loans	65,618	140,617
Borrowings under foreign trade credit lines	470,867	403,476
Other obligations	47,395	46,415

C.            ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure and includes each of our subsidiaries and the proportion of their respective ownership interests held by us:

All of our subsidiaries have their jurisdiction of incorporation in the Republic of Chile.  See “Item 7. Major Shareholders and Related Party Transactions.”

On October 22 and 24, 2008, the U.S. Federal Reserve Board and the U.S. Office of the Comptroller of the Currency (OCC) respectively granted us authorization to establish a federal branch in the city of New York in the United States.  In May 2009, the branch was officially opened for business.

D.            PROPERTY

Our former principal executive offices which we own are located in downtown Santiago, Chile and are comprised of approximately 9,538 square meters (102,629 square feet). As of December 31, 2009, we owned 44 of the 112 properties where our branches were located.  The remaining 68 branch locations were leased.  Total branch space as of December 31, 2009 aggregates to approximately 44,235 square meters (145,128 square feet).  Our branches are located throughout Chile, including the Santiago metropolitan region.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            OPERATING RESULTS

The following discussion should be read in conjunction with our financial statements, together with the notes thereto, included elsewhere in this Annual Report.  Our financial statements have been prepared in accordance with IFRS.  See note 2 to our financial statements for a description of the transition to IFRS as it relates to us.

Our consolidated annual financial statements as of and for the year ended December 31, 2009 have been prepared in accordance with IFRS.  The information as of and for the year ended December 31, 2008 contained in our consolidated financial statements for the year ended December 31, 2009 is presented on the same basis as the information as of and for the year ended December 31, 2009.  The selected consolidated financial information included herein as of and for the year ended December 31, 2009, together with the selected consolidated financial information for the year ended December 31, 2008, is derived from, and presented on the same basis as, our consolidated financial statements and should be read together with the consolidated financial statements.  Since our consolidated financial statements, including the selected consolidated information included herein, have been prepared using these reclassifications, they are not comparable with the audited consolidated financial statements included in the previous annual report filed on Form 20-F.  Readers should exercise caution in determining trends based on prior annual reports.  See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates—“ and note 2 to our audited consolidated financial statements included herein for a description of the transition to IFRS.

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

We have prepared this operating and financial review in a manner consistent with the way our management views our business as a whole (see “Item 4. Information on the Company—Business Overview” and note 1 to our audited consolidated financial statements included herein).  As a result we present the following key sections to the operating and financial review:

The following classification of revenues and expenses is based on our consolidated financial statements.

Revenues.  We have three main sources of revenues, which include both cash and non-cash items:

•                       Interest income.  We earn interest income from our interest-earning assets, which are mainly represented by loans to customers.

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

The Chilean Economy

All of our operations and substantially all of our customers are located in Chile.  Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile.  Chile experienced profound economic reforms during the 1970s and 1980s.  The Chilean economy grew at rates averaging more than 7% per annum from 1985 until the onset of the Asian economic crisis in 1997.  Since then, the average rate of growth from 1998 to 2006 stagnated to only 3.6% and showed a period of higher growth in 2007 with a rate of 5.1%.  In 2008 this rate slowed to 3.5% as recession hit many developed nations throughout the world.  In 2009 this rate decreased to a loss of 1.5%.  During 2008, the world economy witnessed the impact of the international financial crisis, which originated in the U.S. real estate sector.  The ensuing liquidity crisis and fear of further bank failures unleashed an accelerated reduction in indebtedness within the global financial system, with massive liquidations of assets and costly attempts to recapitalize banks, both in the United States and Europe.

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

Chile began to see the impact of these negative global conditions towards the end of 2008, principally in the form of write-downs of local assets, a deceleration in the margin of some activity indicators and a moderation in the strong inflationary pressure felt during the first three quarters of 2008.  First, the global fall in demand for riskier financial assets was reflected internally in a decrease in the value of local assets (more than 20% if measured in local currency) and the depreciation of the Chilean peso with respect to the U.S. dollar (also approximately 20%).  During 2009, the local economy performed worse overall than in the previous year, driven by deceleration of non-tradable goods sectors (construction, trade and services), which was not offset by positive performances in the energy sector, explained by greater availability of water for generating electricity, and the telecommunications sector, because of increases in broadband access.  According to the Chilean Central Bank, copper prices increased from US$1.39 to US$3.32 as of

December 31, 2008 and 2009.  The high copper prices in prior years and the ability of the government to save these revenues produced significant solvency in external accounts, playing an important role for the funding of future fiscal relief packages.

As for inflation, 2009 was characterized by significant absorption of external inflation, which caused domestic prices to fall.  This resulted in local inflation figures turning negative and as of December 31, 2009, showed a nearly (1.4) % variation over the prior twelve months. As of December 31, 2009, monthly inflation reached (0.3)%.  In this deflationary environment, the Central Bank decided to act by successively decreasing the monetary policy rate during the year.  Thus, the monetary rate that began the year at 7.49% reached 0.50% by September 2009 and closed the year at the same level. At year-end 2009 accumulated inflation reached (2.3)%.

Recent Developments in the Banking Industry

During the last ten years, the Chilean banking industry has experienced significant concentration and had many new players enter the market.  In 1998, 32 financial institutions operated in Chile and the five largest banks had a combined market share of approximately 40%.  That year, CorpBanca acquired Financiera Condell and then the assets of Corfinsa, and Citibank Chile acquired Corporación Financiera Atlas.  The market experienced two mergers in 2002: Banco de Chile with Banco Edwards and Banco Santander with Banco Santiago.  During that same year, Banco Ripley began operating.  In 2003, Banco del Desarrollo merged with Sudameris and in 2004 Banco Penta and Banco Paris commenced operations.  Then in 2005 Banco de Crédito e Inversiones acquired Financiera Conosur and in 2008 Banco de Chile merged with Citibank, and Scotiabank acquired Banco del Desarrollo.  Thus, by the end of 2009, only 25 financial institutions were operating, of which one is operated by the State of Chile and four are branches of foreign banks.  The five largest banks boast a market share of approximately 75.4%, leaving the industry more concentrated, but with increased competition as recent large mergers have increased competition, reducing spreads significantly.  In light of these lower spreads, banks have been forced to improve operating efficiency to compensate for deteriorating margins.

Between 2008 and 2009, the Chilean banking sector decreased by 1.87%. In 2009, loans (not including interbank loans) showed a 2% decrease over a twelve-month period, which can be further divided into 3.6% reduction in wholesale loans and 1.4% increase in retail loans.

Surveys conducted by the Central Bank, reported quarterly in a publication called “Bank Loan Survey Results”, also noted that restrictions on loan approvals increased during 2008.  In 2009, 16 of the 25 banks ended the year with less loans than in 2008. This is mainly explained by commercial loans, which decreased by 5.7% during the year. However, consumer loans increased 5.2% during the year, mainly because mortgage loans increased by 7.2%. This was explained by the opportunity of low rates. 19 of the 20 local banks had an increase in their mortgage loan portfolio, although only 8 had an increase in their consumer loan portfolio.

The retail segment is no exception to loan approval restrictions; during 2009, limits increased on consumer and mortgage loans.  Both types of loans also experienced higher spreads and lower approved amounts.  These changes are a result of the portfolios deteriorating as purchasing power worsened due to the higher inflation rate experienced over the past years.  Consequently, consumer loans grew a slight 1.3% over last year, which is the lowest level seen since the Asian financial crisis.  On the other hand, retail mortgage loans grew 7.1% as compared with the same period of the previous year.

The risk index at the end of 2009 increased by 64 basis points reflecting deterioration in credit quality, particularly for retail loans.

Earnings in 2009 were more favorable than the prior year.  The banking industry experienced an average return-on-equity of 16.72%, high by 238 basis points when compared to 2008.

UF-denominated Assets and Liabilities.  The UF is revalued by the Chilean National Institute of Statistics in monthly cycles.  Every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI.  One UF was equal to Ch$19,622.66 and Ch$21,452.57 and Ch$20,942.88 as of December 31, 2007, 2008 and 2009, respectively.  The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income  and expense, respectively.  Our net interest income is positively affected by increases in inflation to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities.  Conversely, our net interest income will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets.  Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$940,589 million and Ch$1,246,590 million during the years ended December 31, 2008 and 2009, respectively.  See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

Peso-denominated Assets and Liabilities.  Rates of interest prevailing in Chile during any period reflect in significant part the rate of inflation during the period and expectations of future inflation.  The responsiveness to such prevailing rates of our peso-

denominated interest-earning assets and interest bearing liabilities varies.  See “—Interest Rates,” “—Results of Operations,” and “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”  We maintain a substantial amount of non-interest bearing peso-denominated demand deposits.  The ratio of the average balance of such demand deposits to average interest-earning assets was 1.29% and 1.22% during the years ended December 31, 2008 and 2009, respectively.  Because such deposits are not sensitive to inflation or changes in the market interest rate environment, any decline in market rates of interest or the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets.

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

Currency Exchange Rates

A material portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and in the future may continue to maintain material gaps in the balances of such assets and liabilities.  Currently, we do not maintain material gaps between the balances of these assets and liabilities.  Our reported income is affected by changes in the value of the peso with respect to foreign currencies (principally the U.S. dollar) because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are translated to pesos in preparing our financial statements.  The Chilean government’s economic policies and any future changes in the value of the peso against the U.S. dollar could adversely affect our financial condition and results of operations.  In the past, the peso has been subject to significant volatility when compared to the U.S. dollar.  In 2008, the peso depreciated against the U.S. dollar by 28.0% as compared to 2007.  In 2009, the peso appreciated against the U.S. dollar by 24% as compared to 2008. Our exchange rate as of December 31, 2008 and 2009 was Ch$629.1 and Ch$506.4 per US$1.00, respectively.  The peso may be subject to significant fluctuations in the future.  As previously described, we began calculating our foreign exchange rates in accordance with Circular No. 3,345 issued by the Chilean Superintendency of Banks and its related amendments.  See “Item 3. Key Information—Exchange Rate Information.”

Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities.  As of December 31, 2008 and 2009, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$(159,817) million and Ch$(281,209) million, respectively.

Critical Accounting Policies and Estimates

As a Chilean bank, we prepare our consolidated financial statements in conformity with IFRS.

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

Allowance for Loan Losses

We have established allowances to cover probable loan losses in accordance with IFRS.

Although the level of detail in the statutory loan category schedules limits management’s discretion regarding the category to which a given loan should correspond, our management is required to make estimates and judgments about inherently subjective matters in determining the classification of individual loans and such classification affects the determination of the allowance for loan losses.  The allowance for loan losses requires us to make estimates and, consequently, we regularly evaluate our allowance for loan losses by taking into consideration factors such as changes in the nature and volume of our loan portfolio, trends in forecasted portfolio credit quality and economic conditions that may affect our borrowers’ ability to pay.  Increases in our allowance for loan losses are reflected as provisions for loan losses in our income statement.  Loans are charged off when management determines that the loan or a portion thereof is uncollectible.  Write-offs are recorded as a reduction of the allowance for loan losses.  See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Current Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses.”

For a further description of regulations relating to loan classification and provisioning, see “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Current Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses.”

We consider the accounting estimates related to allowance for loan losses to be “critical accounting estimates” because:  (i) they are highly susceptible to change from period to period because our assumptions about the risk of loss used to classify our loans are updated for recent performance experience which may increase or decrease our risk index that is used to determine our global allowance, (ii) our specific allowances are also updated to reflect recent performance which may result in an increase or decrease in our specific allowances, (iii) it requires management to make estimates and assumptions about loan classification and the related estimated probable loss, if any, and (iv) any significant difference between our estimated losses (as reflected in the specific and general provisions) as of the balance sheet date and our actual losses will require us to adjust our allowance for loan losses that may result in additional provisions for loan losses in future periods which could have a significant impact on our future net income and/or financial condition.  At December 31, 2009, our allowance for loan losses was Ch$99,264 million.

The derivatives financial instruments are recorded at fair value.  Fair values are based on quoted market prices or, if not available, on internally developed pricing models informed by independently obtained market information.  If market information is limited or in some instances, not available, management applies its professional judgment.  Other factors that may also affect estimates are incorrect model assumptions, market dislocations and unexpected correlations.  Notwithstanding the level of subjectivity in determining fair value, we believe our estimates of fair value are adequate.  The use of different models or assumptions could lead to changes in our reported results.

In addition, we make loans and accept deposits in amounts denominated in foreign currencies, principally the U.S. dollar.  Such assets and liabilities are translated at the applicable exchange rate at the balance sheet date.

Financial Investments

Financial investments include the following:

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

Transition to IFRS

The SVS announced in 2004 that all public companies will required to present full IFRS financial statements beginning in 2009. The transition from Chilean GAAP to IFRS will follow a gradual adoption plan which will take place over at least a three-year period from 2009 to 2011, beginning with financial institutions in 2009. Full convergence is the intended goal of the transition to IFRS. However, due to the gradual approach to the adoption of the IFRS and because not all regulators require full IFRS, different accounting frameworks will coexist for a period of time.

Chilean banks are subject to the regulatory supervision of the Chilean Superintendency of Banks under the provisions of the General Banking Law. The General Banking Law establishes that in accordance with legal regulations, Chilean banks must abide by the accounting standards stipulated by the Chilean Superintendency of Banks.

The Chilean Superintendency of Banks, by means of Circular No. 3,410 (2007) and Circular No. 3,443 (2008), issued its  “Compendium of Accounting Standards” as its framework strategic plan, which contains the new accounting standards and reporting formats for the financial industry required to be adopted by banking institutions effective January 1, 2009. Banks are required to apply the new accounting and reporting to the current period financial statements (2009) and to retrospectively apply the new standard to January 1, 2008 and include an opening balance sheet for the reporting period ended December 31, 2008.

Although banks are required to apply IFRS as of January 1, 2009, certain exceptions introduced by the SVS prevent banks from achieving full convergence. In those situations which are not addressed by the guidance issued by the Chilean Superintendency of Banks, institutions must follow the generally accepted accounting principles issued by the Association of Chilean Accountants which coincide with IFRS as issued by IASB. However, in order to comply with requirements of the SEC, hawse have prepared our audited consolidated financial statements under IFRS.

The main reclassifications in 2008 were:

•                  Interest income from investments held-for-trading are classified as trading and investment income (previously classified as interest income).

•                  Income received from contingent loan operations are now classified as fee income (previously classified as interest income).

•                  Sales force expenses are included in loans through the application of the effective interest rate method.

•                  Contingent assets are now carried off-balance sheet in memorandum accounts.

•                  Credit card charges in process are now classified as loans (previously classified as other assets).

•                  Shareholders’ equity will now include a provision for minimum dividends reducing the Retained earnings account.

See note 2 to our audited consolidated financial statements included herein for a description of the transition to IFRS.  The main changes in accounting criteria that affected CorpBanca and our subsidiaries are summarized below:

a.                   Effective interest rate.  We accrue interest on our credits at the effective interest rate.  To that effect, we consider direct and incremental costs incurred in originating these credits. Previously, we amortized our credits as well as our direct an incremental cost incurred, over the term of the loan.

b.                  Impaired loan portfolio.  Under previous GAAP the term for charging off (impairment loss of loans) past-due and late installments on credits and accounts receivable was calculated from the time of their classification in the past-due portfolio, which represented transactions in arrears for payment of principal and interest by ninety days or more. This method was realized previously quota by quota.

Under IAS 39 “Financial  Instruments: Recognition and Measurement” an impairment loss of financial asset or group of financial assets is recognized if, and only if , objective evidence of impairment as a result of one or more events that occurred after initial recognition of the asset (a loss event), and that loss (or events) has an impact on the estimated future cash flows of a financial asset or group of financial assets that can be reliably estimated. It may not be possible to identify a single event that caused the impairment. According to this definition the impairment is determined for each loan considering its total amount and no longer quota by quota as under previous GAAP.

An impairment relating to loan recorded at amortized cost is calculated as the difference between the recorded asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

Individually significant financial assets are individually tested to determine their impairment. All impairments are recorded in the consolidated statement income.

We have classified the effects arising from the application of IFRS for write-offs of loans and accounts receivable, as well as the associated effect caused in the allowances established for each transaction (when 100% of the transaction was charged-off, the related allowances were released).

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

c.          Loan Write-offs.  In 2009, written-off of loans and accounts receivable are based on due, past due and current instalments, and the term begins at the moment of default, i.e. when the default time of an instalment or a portion of a loan reaches the write-off term detailed as follows:

Beginning January 1, 2009, loans and accounts receivable are charged-off for installments that are past due, in default and outstanding, and the term begins at the moment of default, i.e. when the default time of an installment or a portion of a loan reaches the write-off term detailed as follows:

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

d.         Property, plant and equipment. Items of property, plant and equipment remained valued at their acquisition cost or at that of their last appraisal performed, including the cumulative price-level restatement effect recorded until December 31, 2007.  Real estate items were measured at fair value determined by independent specialists and we use that fair value as our deemed cost in accordance with the IASB.

e.          Intangible Assets.  Intangible asset components remained valued at acquisition cost including the cumulative price-level restatement effect recorded until December 31, 2007.  For its main operating system software, Integrated Banking System, we used its fair value as its deemed cost, after reviewing its remaining years of useful life based in order to arrive to our own conclusions on a report issued by independent consultants.

f.            Investments in other Companies.  Investments in other companies in which we do not exercise significant influence, with ownership interest less than 20%, were recorded at cost including the cumulative price-level restatement applied until December 31, 2007, and recognizing dividends when received.

g.         Other Assets.  In applying the IFRS/NIIF issued by IASB, certain deferred expenses were derecognized and written off to equity as part of the adoption of the new standards.

See note 2 to our audited consolidated financial statements included herein for more information regarding the reclassifications and a reconciliation to IFRS.

Recently Adopted and New Accounting Pronouncements

See note 1 our consolidated financial statements for a detailed description of recently adopted and new accounting pronouncements in IFRS.

Results of Operations

For comparative purposes, the financial information in this section is restated in pesos as of December 31, 2009.

Results of Operations for the Years Ended December 31, 2008 and 2009

As a result, the information as of and for the year ended December 31, 2008 contained in our consolidated financial statements for the year ended December 31, 2009 is presented on the same basis as the information as of and for the year ended December 31, 2009.  The selected consolidated financial information included herein as of and for the year ended December 31, 2009, together with the selected consolidated financial information for the year ended December 31, 2008, is derived from, and presented on the same basis as, our consolidated financial statements and should be read together with the consolidated financial statements.  Since our consolidated financial statements, including the selected consolidated information included herein, have been prepared using these reclassifications, they are not comparable with the audited consolidated financial statements included in previous annual reports filed on Form 20-F.  Readers should exercise caution in determining trends based on prior annual reports.  See “—Critical Accounting Policies and Estimates—” above and note 2 to our audited consolidated financial statements included herein for a description of the transition to IFRS.

The following table sets forth the principal components of our net income for the years 2008 and 2009:

	For the Year Ended December 31,				% Change from
	2008		2009		Prior Year
	(in millions of Ch$ as of December 31, 2009, except for percentages)
Components of net income:
Net interests income	Ch$	214,176	Ch$	193,388	(9.7)%
Provisions for loan losses	(54,983)		(71,271)		29.6%
Fees and income from services, net	42,052		43,261		2.9%
Other operating income (loss), net	19,930		59,285		197.5%
Other income and expenses, net	262		445		69.8%
Operating expenses	(123,451)		(122,667)		(0.6)%
Income before income taxes	97,986		102,441		4.6%
Income taxes	(9,304)		(16,249)		74.6%
Net income	Ch$	88,682	Ch$	86,192	(2.8)%

The following table presents summary information related to our lines of business for the years ending December 31, 2008 and 2009.

	As of December 31, 2008
	Business Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Banco Condell Consumer Division	Treasury and International (1)	Non- Banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	21,525	39,104	51,612	29,820	61,775	10,340	214,176
Fees and income from services, net	4,492	8,356	15,117	5,411	270	8,406	42,052
Trading and investment income, net	—	(5,059)	—	—	60,056	—	54,997
Foreign exchange gains (losses), net	2,810	4,656	62	—	(50,415)	—	(42,887)
Other operating income	—	459	700	—	194	6,467	7,820
Provision for loan losses	(3,353)	(7,082)	(21,507)	(23,640)	—	599	(54,983)
Gross Operational margin	25,474	40,434	45,984	11,591	71,880	25,812	221,175
Other income and expenses	—	—	—	—	—	—	262
Operating expenses	—	—	—	—	—	—	(123,451)
Profit before tax	—	—	—	—	—	—	97,986
Average Loans	1,867,023	1,146,589	1,104,849	272,065	10,003	—	4,400,529
Average Investments	—	—	—	—	189,844		189,844

(1)                                 Includes other non-segment items

	As of December 31, 2009
	Business Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Banco Condell Consumer Division	Treasury and International (1)	Non- Banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	37,932	49,816	56,237	22,443	11,106	15,854	193,388
Fees and income from services, net	8,284	10,061	16,228	3,846	(430)	5,272	43,261
Trading and investment income, net	—	(3,500)	—	—	6,204	1,859	4,563
Foreign exchange gains (losses), net	8,603	887	—	—	36,969	3,176	49,635
Other operating income	—	2,490	—	—	227	2,370	5,087
Provision for loan losses	(16,116)	(12,370)	(20,672)	(21,891)	—	(222)	(71,271)
Gross Operational margin	38,703	47,384	51,793	4,398	54,076	28,309	224,663
Other income and expenses	—	—	—	—	—	—	445
Operating Expenses	—	—	—	—	—	—	(122,667)
Profit before tax	—	—	—	—	—	—	102,441
Average Loans	2,293,991	1,068,532	1,168,395	193,068	31,386	—	4,755,372
Average Investments	—	—	—	—	515,830	—	515,830

(1)                                 Includes other non-segment items

Net Interest Income

The following table sets forth the elements of our net interest income for the years 2008 and 2009:

	For the Year Ended December 31,				% Change from
	2008		2009		Prior Year
	(in millions of Ch$ as of December 31, 2009, except for percentages)

Interest Income	Ch$	560,893	Ch$	314,115	(44.0)
Interest expense	(346,717)		(120,727)		(65.2)
Net interest income	Ch$	214,176	Ch$	193,388	(9.7)%

Our net interest income decreased by 9.7% in 2009 as compared to 2008. The decrease in net interest income was the result of (i) our balance sheet structure, which is short in pesos and foreign currency (mainly US dollars) and long in UF, and (ii) our gapping strategy. The UF effect during 2009 was -2.38%, reflecting the period of deflation the Chilean economy was experiencing. On the other hand, following our gapping strategy, the interest rate decreased from 8.25% to 0.5% during the year. We were able to capitalize on this decrease because our time deposits are based more in pesos than in UF. As a result, our peso denominated time deposits rebounded quicker than our asset structure and allowed us to capitalize on the value generated from the decreased interest rate. It is important to mention that under IFRS, our exposure to inflation risk is greater, since we no longer realize gains and losses on our non-monetary assets and liabilities which are mainly fixed assets and shareholders’ equity.

The following table sets forth information as to key elements of our interest income for the years 2008 and 2009:

		For the year ended December 31,			% Change from prior
		2008		2009	year
		(in millions of Ch$ as of December 31, 2009 except for percentages)

Interest income	Ch$	560,893	Ch$	314,115	(44.0)%
Average interest-earning assets:
Loans		4,400,529		4,755,372	8.1%
Financial investments		189,844		515,830	171.7%
Interbank deposits		33,252		24,722	(25.7)%
Total average interest-earning assets	Ch$	4,623,625	Ch$	5,295,924	14.5%

(1)                                  Includes commercial, consumer, mortgage, contingent and past due loans.

Our average interest-earning assets were Ch$314,115 million in 2009 as compared to Ch$560,893 million in 2008, representing a decrease of 44.0%. The decrease is mainly explained by the change in the UF. In 2008 the UF increased 9.33%, while in 2009 it decreased 2.38%. Our results of operations and financial position have not suffered any direct impact as a consequence of the recent credit market instability in the U.S. resulting from concerns with increased defaults of subprime and certain other mortgage products and loss of liquidity in markets for mortgage related securities.  As of December 31, 2009, our investment portfolio did not contain instruments (i) backed by, or otherwise related to, U.S. subprime mortgages or (ii) with exposure to monoline financial guarantors.  Moreover, we have not been materially affected by the high cost of funding in the global market, mainly because the liquidity available from the Chilean market enabled us to fund its operations and maintain its regular business activities.

The following table sets forth the key elements of our interest expense for the years ended December 31, 2008 and 2009:

	For the year ended December 31,				% Change from
	2008		2009		prior year
	(in millions of Ch$ as of December 31, 2009 except for percentages)

Interest expense	Ch$	346,717	Ch$	120,727	(65.2)%
Average interest-bearing liabilities:
Bonds	386,927		472,516		22.1%
Time deposits	2,883,029		3,205,901		11.2%
Central Bank borrowings	—		8,386		100.0%
Repurchase agreements	164,921		267,061		61.9%
Mortgage finance bonds	339,550		297,178		(12.5)%
Other interest-bearing liabilities	404,405		493,675		22.1%
Total average interest-bearing liabilities	Ch$	4,178,832	Ch$	4,744,717	13.5%

Our interest expense was Ch$120,727 million in 2009 compared to Ch$346,717 million in 2008, representing a decrease of 65.2%. The decrease in interest expense is mainly related our decreased financing needs to fund our growth in interest-earning assets, lower inflation rate experienced in 2009, decreases in the monetary rate and a decrease in the risk premium.

Our funding strategy was mainly driven by growth in time deposits and the issuance of subordinated bonds.  In 2009, we placed UF 7,000,000 million in subordinated bonds in the local market, representing approximately Ch$146,600 million as of December 31, 2009.  Our time deposits represent 64.8% of our total interest-bearing liabilities, respectively.

Net interest margin (net interest income divided by average interest-earning assets) remained relatively flat year-on-year at approximately 3.6%.

Provisions for Loan Losses

Provisions and recoveries for loan losses were Ch$71,271 million in 2009 as compared to Ch$54,983 million in 2008, an increase of 29.6% mainly due to our growth in loans and because of a change in risk classification of certain corporate customers related to the Chilean salmon industry crisis.  Write-offs increased by 32.3% in 2009 amounting to Ch$ 60,772 million. Allowances for loan losses as a percentage of total loans was 1.98% as of December 31, 2009 which increased slightly when compared to our risk index of 1.52% as of December 31, 2008.  The increase is principally due to weaker economic conditions in Chile in some sectors for our loan portfolio.

The following table sets forth certain information relating to our allowances for loan losses as of December 31, 2008 and 2009:

	As of December 31,				% Change from prior year
	2008		2009		2009
	(in millions of Ch$ as of December 31, 2009 except for percentages)

Total loans	Ch$	4,956,500	Ch$	5,011,656	1.1%
Substandard loans	304,943		330,453		8.4%
Allowances for loan losses	75,487		99,264		31.5%
Allowances for loan losses as a percentage of total loans	1.5%		2.0%		33.3%
Allowances for loan losses as a percentage of past due loans	193.5%		238,2%		21.9%
Allowances for loan losses as a percentage of substandard loans	24.8%		30.0%		21.0%

Net Fees and Income from Services

Fees and income from services for the year ended December 31, 2009 were Ch$43,261 million, an increase of Ch$1,209 million, or 2.9% when compared to last year.  Throughout 2009, we maintained our growth in retail banking (especially through mortgage loans) which allowed us to end the year with over 200,000 retail customers.  Furthermore, we continued our effort to expand cross-selling and product usage and raised fees in line with what we believe to be the market standard. As of December 31, 2009, we had approximately 72,444 retail checking accounts and 194,000 credit cards, an increase over the prior year of 6.1% of retail checking accounts and a decrease 20% of credit cards.  However, this growth in retail checking accounts has not resulted in a reduction of the average balance per account which remains flat at Ch$1 million and in line with industry standards.  Our promotions such as discounts on gasoline purchases have improved sales and usage rates of this product.  During the fourth quarter of 2008, the usage rate for our cards was above the market standard at 45.8% while the industry’s average was 36.6%. During 2009 the usage rate for our cards continued above the market standard at 45.7% while the industry’s average was 35.2%

Other Net Operating Income

The following table sets forth certain components of our other net operating income for 2008 and 2009:

	For the year ended December 31,				% Change from prior
	2008		2009		year
	(in millions of Ch$ as of December 31, 2009 except for percentages)

Trading activities, net	Ch$	54,997	Ch$	4,563	(91.7)%
Foreign exchange transactions, net	(42,887)		49,635		215.7
Other operating income and expenses, net	7,820		5,087		(34.9)
Total other operating income (loss), net	Ch$	19,930	Ch$	59,285	197.5%

In 2009, we recorded a total other operating income of Ch$59,285 million as compared to Ch$19,930 million in 2008.  Net revenues from treasury activities (net trading and investment income and foreign exchange gains and losses) increased by Ch$42,088 million as compared to the prior year. We maintain positions which are reported as trading or foreign exchange transactions, even though they may provide an effective economic hedge for managing risk.

Operating Expenses

The following table sets forth the principal components of our operating expenses for the years ended 2008 and 2009:

	For the year ended December 31,				% Change from prior
	2008		2009		year
	(in millions of Ch$ as of December 31, 2009 except for percentages)

Personnel salaries expenses	Ch$	57,716	Ch$	65,733	13.9%
Administration expenses	54,651		44,592		(18.4)%
Depreciation and amortization	6,832		6,310		(7.6)%
Other Operating Expenses	4.252		6.032		41.9%
Total operating expenses	Ch$	123,451	Ch$	122,667	(0.6)%

Operating expenses experienced a slight change, decreasing by Ch$784 million, or 0.6% in 2009 as compared to 2008.  This increase is mainly due to personnel salary expenses, up by 13.9%, although administrative and other expenses decreased by 18.4%.  This is a result of our strategy to become a leading bank in terms of our efficiency ratio.  During 2009, our average number of employees increased to 3,278, an increase of 0.4% over last year.  As of December 31, 2009, our roster remained relatively flat at approximately 3,311 employees.  Additionally, administrative and other expenses include payments for a service agreement to our affiliate Corp Group Interhold S.A.  Under this agreement, we pay fees of approximately UF6,250 per month.  This agreement was signed on July 6, 2001 and had an initial five year term which is automatically renewable for one-year periods thereafter.  The goodwill that was recorded in 1998 for the purchase of the Corfinsa portfolio and Financiera Condell fully amortized.

Our efficiency ratio (operating expenses as a percentage of operating income, which is the aggregate of net interest income, net fees and income from services and net other operating income) decreased to 50.7 % in 2009 from 45.9% in 2008, which is a result of our core strategy.

Income Taxes

Our net tax liability remained relatively flat year-on-year and ended 2009 at Ch$16,249 million.

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

While we are continuing to use all available sources of funding as we believe appropriate, we are continuing to place special emphasis on increasing deposits from retail customers.  These deposits consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us.  In addition, to the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished.  In April 2005, we issued UF8,000,000 (approximately US$315 million) of bonds in the Chilean market with the goal of using the proceeds to reduce our UF gap between assets and liabilities, improve our liquidity and reduce funding costs. In 2008, we placed UF3,000,000 in 25 year subordinated bonds to be used to finance our normal business activities and improve our balance sheet structure. In 2009, we placed UF 7,000,000 in 25 year subordinated bonds with the same purpose, talking advantage of the favorable market conditions. See “Debt instruments issued and other obligations” and note 19 to our audited consolidated financial statements included herein.

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

Reserves

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$16,754 million or US$33.0 million as of December 31, 2009).  However, a bank may begin operations with 50.0% of such amount, provided that it has a total capital ratio (defined as effective equity as a percentage of risk-weighted assets) of not less than 12.0%.  When a bank’s paid-in capital reaches UF600,000 (Ch$12,565million or US$24.7million as of December 31, 2009) the total capital ratio required is reduced to 10.0%.

The following tables set forth our minimum capital requirements of the dates indicated.  See note 35 to our consolidated financial statements included herein for a description of the minimum capital requirements.

	As of December 31
	2008		2009
	(in millions of Ch$ as of December 31, 2009, except percentages)

Net Capital Base	Ch$	497,277	507,349
3% total assets net of provisions	(196,944)		(202,826)
Excess over minimum required equity	Ch$	300,333	304,523
Net capital base as a percentage of the total assets, net of provisions	7.57%		7.50%

Effective equity	Ch$	587,360	739,463
8% of the risk-weighted assets	(422,907)		(455,633)
Excess over minimum required equity	164,453		283,830
Effective equity as a percentage of the risk weighted assets	11.11%		12,98%

Financial Investments

The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2008 and 2009.  Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held-to-maturity.  As of December 31, 2008 and 2009, we have not classified any securities as held-to-maturity.

	As of December 31,
	2008	2009
	MCh$	MCh$
Held-for-Trading:

Chilean Central Bank and Government securities:
Chilean Central Bank securities	54,179	260
Chilean Treasury Bonds	3,599	589
Other government securities	7,930	8,332

Other national institution securities:
Bonds	—	—
Notes	—	—
Other Securities	13,599	54,788

Foreign Institution Securities:
Bonds	—	—
Notes	—	—
Other foreign Securities	—	2,495

Mutual funds Investments:
Funds managed by related organizations	5,798	9,692
Funds managed by third parties	—	—
Total	85,105	76,156

Available- for- sale:

Chilean Central Bank and Government Securities
Chilean Central Bank securities	284,498	548,073
Chilean Treasury Bonds	22,326	26,748
Other government securities	11,934	1,474

Other financial instruments
Promissory notes related to deposits in local banks	206,604	146,934
Chilean mortgage finance bonds	2,951	1,827
Chilean financial institution bonds	48,165	—
Other local investments	—	4,100

Financial instruments Issued abroad
Foreign government and central bank instruments	—	—

Other foreign investments	—	1,563

Impairment Provision	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	6,443
Other investments	—	—

Impairment Provision	—	—

Total	576,478	737,162

In addition to the securities issued by the Central Bank and the Chilean government disclosed above, we also have a concentration of investments in time deposits and mortgage securities (Ch$18,481 million) issued by Banco del Estado de Chile, representing approximately 3.6% of our shareholders’ equity, at December 31, 2009.  We do not hold securities of any issuer other than the Central Bank, which the aggregate book value of the investment exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

The following table shows interest rates per annum applicable to certain Central Bank bonds as of the dates indicated:

		Peso- denominated	Peso-denominated	UF-denominated	UF-denominated
As of the end of		five-year bond	10-year bond	five-year bond	10-year bond
2008	January	6.42	—	2.86	2.92
	February	6.36	—	2.69	2.84
	March	—	—	2.25	2.66
	April	6.42	—	2.21	2.67
	May	6.88	7.05	2.71	3.15
	June	7.61	7.65	2.84	3.38
	July	7.74	7.76	2.90	3.38
	August	7.59	—	2.93	3.33
	September	—	—	3.16	3.36
	October	—	—	3.24	3.22
	November	6.26	—	3.39	3.19
	December	6.02	—	3.35	3.29

2009	January	5.31	—	3.12	2.71
	February	4.53	—	1.99	2.19
	March	4.01	—	1.78	—
	April	4.52	—	1.87	2.56
	May	4.64	—	2.86	3.30
	June	4.91	—	—	—
	July	—	—	—	—
	August	—	—	—	—
	September	—	—	—	—
	October	—	—	—	—
	November	—	—	—	—
	December	—	—	—	—

2010	January	5.27	—	—	—
	February	5.38	—	—	—
	March	5.41	—	—	—
	April	5.56	—	—	—
	May	5.53	—	—	—

(*)                                 Through May 31, 2010

Our total financial instruments as a percentage of total assets increased to 12.4% as of December 31, 2009.  Prior to 2008, our balance of financial instruments was significantly smaller than it had been historically, however during 2008, we began increasing the amount of available-for-sale investments as our current strategy is to build a profitable mid-term investment portfolio.

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

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments as of December 31, 2009:

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	(in millions of Ch$ as of December 31, 2009, except for percentages)
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
Held- for- Trading:
Chilean Central Bank and Government securities:
Chilean Central Bank securities	153	6.1	107	2.7	—	—	—	—	260
Chilean Central Bank Notes	—	—	—	—	589	2.6	—	—	589
Other government securities	—	—	7,984	3.7	155	6.0	193	3.7	8,332

Other national institution securities:
Bonds	—	—	—	—	—	—	—	—	—
Notes	—	—	—	—	—	—	—	—	—
Other Securities	53,598	2.0	400	4.5	661	4.5	129	4.7	54,788

Foreign Institution Securities:
Bonds	—	—	—	—	—	—	—	—	—
Notes	—	—	—	—	—	—	—	—	—
Other foreign Securities	2,495	8.5	—	—	—	—	—	—	2,495

Mutual funds Investments:
Funds managed by related organizations	9,692	0.2	—	—	—	—	—	—	9,692
Funds managed by third parties	—	—	—	—	—	—	—	—	—

Total	65,938	2.9	8,491	3.7	1,405	3.9	322	4.1	76,156

Available-for-sale:

Chilean Central Bank and Government Securities
Chilean Central Bank securities	—	—	398,668	3.7	102,511	3.9	46,894	3.1	548,073
Chilean Treasury Bonds	—	—	—	—	15,079	2.7	11,669	3.3	26,748
Other government securities	—	—	1,474	3.6	—	—	—	—	1,474

Other financial instruments
Promissory notes related to deposits in local banks	120,840	2.2	26,094	3.5	—	—	—	—	146,934
Chilean mortgage finance bonds	76	5.8	937	5.6	814	4.3	—	—	1,827
Chilean financial institution bonds	—	—	—	—	—	—	—	—	—
Other local investments	—	—	—	—	4,100	6.1	—	—	4,100

Financial instruments Issued abroad
Foreign government and central bank instruments	—	—	—	—	—	—	—	—	—
Other foreign investments	1,563	7.1	—	—	—	—	—	—	1,563
Impairment Provision	—	—	—	—	—	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	6,443	5.0	—	—	—	—	6,443
Other investments	—	—	—	—	—	—	—	—	—
Impairment Provision	—	—	—	—	—	—	—	—	—

Total	122,479	2.3	433,616	3.7	122,504	3.8	58,563	3.1	737,162

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

Net Cash Provided by Operating Activities

	Year Ended December 31,
	2008		2009
	(in millions of Ch$ of December 31, 2009)

Net cash provided by operating activities	Ch$	34,624	Ch$	(76,271)

In 2009, our net cash provided by operating activities experienced a significant decrease from a Ch$34,624 million gain in 2008 to a Ch$76,271 million loss in 2009.

The main changes during the period were due to a decrease in deposits and checking accounts, which decreased to Ch$ 94,241 million in 2009 from Ch$ 981,802 million in 2008 and a decrease in repurchase agreements, which decreased to Ch$114,148 million in 2009 from Ch$262,580 million in 2008. The change in the UF was a factor in the decrease of our net cash provided by operating activities.

Net Cash Used in Investing Activities

	Year Ended December 31,
	2008		2009
	(in millions of Ch$ of December 31, 2009)

Net cash used in investing activities	Ch$	(8,610)	Ch$	(8,081)

Our net cash used in investing activities increased by 6.1% from a Ch$8,610 million loss in 2008 to a Ch$8,081 million loss in 2009.

Net Cash Provided by Financing Activities

	Year Ended December 31,
	2008		2009
	(in millions of Ch$ of December 31, 2009)

Net cash provided by financing activities	Ch$	(65,646)	Ch$	144,220

Our net cash provided by financing activities increased from a Ch$65,646 million loss in 2008 to a Ch$144,220 million gain in 2009.  This increase in net cash provided by financing activities was mainly due to an increase in funding from time deposits and issuing bonds.

Deposits and Other Borrowings

The following table sets forth our average month-end balance of our liabilities for the years ended December 31, 2008 and 2009, in each case together with the related average nominal interest rates paid thereon.

	Year ended December 31,
	2008					2009
					Average					Average
	Average		Interest		Nominal	Average		Interest		Nominal
	Balance		Paid		Rate	Balance		Paid		Rate
	(in millions of Ch$ as of December 31, 2009, except for percentages)

Time deposits	Ch$	2,883,029	Ch$	216,066	7.5%	Ch$	3,205,901	Ch$	90,722	2.8%
Central Bank borrowings	—		—		—	8,386		205		2.4
Repurchase agreements	164,921		14,094		8.5	267,061		4,275		1.6
Mortgage finance bonds	339,550		44,660		13.2	297,178		5,309		1.8
Bonds	386,927		49,726		12.9	472,516		7,830		1.7
Other interest bearing-liabilities	404,405		22,171		5.5	493,675		12,386		2.5
Subtotal interest-bearing liabilities	4,178,832		346,717		8.3%	4,744,717		120,727		2.5%

Non-interest bearing liabilities:
Non-interest bearing deposits	246,632					241,520
Derivates	135,130					120,064
Other non-interest bearing liabilities	379,323					534,077
Shareholders’ equity	467,014					467,935
Subtotal non-interest bearing liabilities	1,228,099		—			1,363,596		—
Total	Ch$	5,406,931	Ch$	346,717		Ch$	6,108,313	Ch$	120,727

Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy.  Our most important source of funding is our time deposits.  Time deposits represented 67.6% of our average interest bearing liabilities for the year ended December 31, 2009.  We are continuing to place special emphasis on increasing deposits from retail customers, which consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us.  To the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished.  We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of mortgage finance bonds in Chile’s domestic capital markets.  Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

C.            RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not currently conduct any significant research and development activities.

D.            TREND INFORMATION

Our net interest income in 2009 decreased when compared to 2008.  This was principally due to the unfavorable effect that deflation has on our business.  Core inflation calculated from December to December of each year decreased 2.4% in 2009.

Our net interest income is positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income is negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets.  Currently, we have more UF-denominated assets than liabilities.

Our operating incomes depend significantly on our net interest income.  In 2008 and 2009, net interest income over total operating incomes represented 77.9% and 65.4%, respectively.  Changes in market interest rates may affect the interest rates earned on our interest-earning assets and the interest rates paid on our interest bearing liabilities which may result in a further reduction in our net interest income.

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

Such commitments are agreements to lend to a customer at a future date, subject to the customer’s compliance with contractual terms.  Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements.  The amounts of these commitments is Ch$906,956  million as of December 31, 2009.

Since 2008, as part of the new format for our financial statements, we reclassified our contingent loans as off-balance sheet items.  Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally US$), as well as open and unused letters of credit.  The total amount of contingent loans held off balance sheet as of December 31, 2008 and 2009 was Ch$980,742 million and Ch$906,956 million, respectively.  Contingent loans are considered in the calculation of risk weighted assets and capital requirements as well as for credit risk reserve requirements. (see note 35 to our consolidated financial statements included herein).

We use the same credit policies in making commitments to extend credit as we do for granting loans.  In the opinion of our management, our outstanding commitments do not represent an unusual credit risk.

Traditional financial instruments which meet the definition of a “derivative” such as forwards in foreign currency, UF, interest rate futures currency and interest rate swaps, currency and interest rate options and others, are initially recognized on the balance sheet at their fair value. For further details of fair value, see note 34 of the consolidated financial statements included herein.

In terms of outstanding exposure to credit risk, the true measure of risk from derivative transactions is the marked-to-market value of the contracts at a point in time (i.e., the cost to replace the contract at the current market rates should the counterparty default prior to the settlement).  For most derivative transactions, the notional principal amount does not change hands; it is simply an amount that is used as a reference upon which to calculate payments.  As of December 31, 2009, the net unrealized gain or loss on our derivative portfolio, determined based on the marked-to-market value, was a loss of Ch$26,124 million.

F.              TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In addition to the scheduled maturities of our contractual obligations which are included under “—Liquidity and Capital Resources—Sources of Liquidity,” as of December 31, 2009, we also had other commercial commitments which mainly consist of open and unused letters of credit together with guarantees granted by us in Ch$, UF and foreign currencies (principally U.S. dollars). We expect most of these commitments to expire unused.

The following table sets forth our contractual obligations and other commercial commitments by time remaining to maturity, as of December 31, 2009, including accrued interest:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 6 years		Due after 6 years		Total
	(in millions of Ch$ as of December 31, 2009, except for percentages)
Time deposits and saving accounts

Time deposits	Ch$	3,177,926	Ch$	127,209	Ch$	437	Ch$	1,363	Ch$	3,306,935

Term Savings Accounts	9,011		—		—		—		9,011

Other term creditor Balances	71		5		21		2		99

Subtotals	3,187,008		127,214		458		1,365		3,316,045

Bank obligations
Loans obtained from financial institutions and the Chilean Central Bank	4,008		—		—		—		4,008
Loans obtained from national financial institutions	1,016		—		—		—		1,016
Loans obtained from foreign financial institutions	356,489		890		—		—		357,379

Subtotals	361,513		890		—		—		362,403

Debt issued

Letters of credit	31,183		49,951		69,621		120,675		271,430

Bonds	281,437		16,774		25,162		4,193		327,566

Subordinated bonds	4,533		51,813		7,053		272,824		336,223

Subtotals	317,153		118,538		101,836		397,692		935,219

Other financial liabilities
Public Sector liabilities	1,040		2,439		17,710		2,217		23,406
Borrowings from domestic financial institutions	3,447		—		—		—		3,447

Foreign borrowings	—		—		—		—		—

Subtotals	4,487		2,439		17,710		2,217		26,853

Total Contractual obligations	Ch$	3,870,161	Ch$	249,081	Ch$	120,004	Ch$	401,274	Ch$	4,640,520

(1)                                  Excludes demand accounts, savings accounts and contingent liabilities.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS AND SENIOR MANAGEMENT

Our management is vested in our Board of Directors which, in accordance with our bylaws, consists of 9 directors and 2 alternate who are elected at annual shareholders’ meetings.  Members of the Board of Directors are elected for three-year terms.  Our current members of the Board of Directors were elected on October 15, 2009 and their term expires in October 15, 2012.  Cumulative voting is permitted for the election of directors.  The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections.  Our principal executive officers are appointed by the Board of Directors and hold office at its discretion.  Scheduled meetings of the Board of Directors are held monthly.  Extraordinary meetings can be held when called in one of three ways:  by the Chairman of the Board of Directors, by one or more directors with the prior approval of the Chairman of the Board of Directors, or by six directors.

Our current directors are as follows

Directors	Position	Age
Álvaro Saieh Bendeck	Chairman and Director	60
Jorge Andrés Saieh Guzmán	First Vice Chairman and Director	39
Fernando Massu Tare	Second Vice Chairman and Director	53
Jorge Selume Zaror	Director	58
Fernando Aguad Dagach	Director	50
Hernán Somerville Senn	Director	69
Julio Barriga Silva	Director	72
Brian D. O’Neill	Director	53
Hector Valdes Ruiz	Alternate Director	62
Juan Rafael Gutiérrez Ávila	Alternate Director	69

Alvaro Saieh Bendeck became Chairman of our Board of Directors on October 15, 2009.  Prior to this Mr. Saieh was a Director and First Vice Chairman of our Board of Directors since June 18, 1996.  Prior to this Mr. Saieh served as the Chief Executive Officer and later the First Vice Chairman of Banco Osorno y La Union. Mr. Saieh is currently the Chairman of Corp Group Interhold S.A. and a director of the Santiago Stock Exchange. Mr. Saieh also serves similar positions on a variety of different boards. Mr. Saieh received a B.A. in Business and Administration and graduated from the Universidad de Chile. Mr. Saieh holds a Ph.D. in Economics from the University of Chicago.

Fernando Massu Tare became a Director and Second Vice Chairman of our Board of Directors on October 15, 2009. Prior to this Mr. Massu served as Group Corporate Director of Corp Group (2008). Previously he held the post of Global Wholesale Banking Director with Banco Santander Chile from 1995-2007. Financial Director postings within the Santander Group in Portugal and Canada: 1992-1995 and General Manager Citicorp Chile 1982-1992. Mr. Massu received a B.A. in Business and Administration from Universidad Adolfo Ibañez and attended the Professional Management Course at Harvard University.

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

Fernando Aguad Dagach became a Director on June 18, 1996 and is also a director of Vida Corp S.A. Mr. Aguad has previously held similar positions in a variety of institutions including Interbank Perú, Banco Osorno y La Union and Canal de Televisión La Red. Mr.Aguad is an investor in financial institutions.

Hernán Somerville Senn became a Director on April 29, 1997. Prior to this, from June 1983 through December 1988, Mr. Somerville was the Coordinating Director of Foreign Debt of the Central Bank. Mr. Somerville is currently a director of Enersis, Inacap and Viña Santa Rita. Mr.Somerville is also the Chairman, among others, of the Association of Banks and Financial Institutions, Transbank. S.A., and the Chilean-Indian Chamber of Commerce. Mr.Somerville is a lawyer and received his law degree from the Universidad de Chile. Mr. Somerville is currently a member of the Chilean, Interamerican, and the City of New York Bar Associations.

Julio Barriga Silva became a Director on April 29, 1997. Previously, Mr. Barriga was the Chairman of Banco Santiago and the Chief Executive Officer of BancoEstado. Mr. Barriga is an agricultural engineer and an agricultural economist from the Universidad de Chile.

Brian D. O’Neill became a Director on October 15, 2009. Prior to this he was Deputy Assistant Secretary of State, Western Hemisphere, US Department of Treasury (2007-2009), and Acting US Director on the Interamerican-Development Bank (IDB) (2008). Between 1977 and 2007 he served on various positions within JP Morgan Chase, lately Member of the Americas Management Committee; Vice Chairman Investment Banking Coverage and Chairman, Investment Banking, Canada & Latin America. He is also on the Supervisory Board of Directors of  Die Erste Bank Austria; Director Americas Society; Director Council of the Americas among others. Mr. O´Neill received a B.A. from the University of San Diego, CA, and an MBA from the Thunderbird School.

Hector Valdes Ruiz became an Alternate Director on October 15, 2009. Prior to this he was Advisor to the CEO CorpBanca (2003-2009); CEO of Banco Santiago, Chile (1986-1998); Finance Manager Compañía Chilena de Tabacos, Chile (1985-1986) He is also a Director of Transbank. Mr. Valdes received a B.A. in Business and Economics from the Universidad Católica de Chile.

Juan Rafael Gutiérrez Ávila became an Alternate Director on April 29, 1997. Mr. Gutiérrez is a Public Accountant (Contador Público y Auditor) and was a director of Banco Osorno y La Union and AFP Provida from April 1998 through July 1999. Currently his work relates to real estate and financial activities.

At December 31, 2009, our Executive Officers are as follows:

Executive Officer	Position	Age
Mario Chamorro Carrizo	Chief Executive Officer	52
Cristóbal Prado Fernández	Division Manager — Retail Banking	39
Oscar Cerda Urrutia	Division Manager — Companies	54
Pedro Silva Yrarrázaval	Division Manager — International and Treasury	49
Cristián Canales Palacios	Division Manager — Legal Services	45
Gerardo Schlotfeldt Leigthon	Division Manager — Banco Condell	49
Fernando Valdivieso Larraín	Division Manager — Companies Credit Risk	57
Luis Morales Fernández	Division Manager — Commercial Credit Risk	46
Jose Francisco Sanchez Figueroa	Division Manager — CorpBanca Large Companies and Corporate	56
Armando Ariño Joiro	Division Manager — Operations and Technology	44
Verónica Villarroel Molina	Division Manager — Manager of Human Resources	40
Maria Gabriela Salvador Broussaingaray	Division Manager — Manager of Client Service	40
Eugenio Gigogne Miqueles	Chief Financial Officer	45
Fernando Burgos Concha	General Manager — New York Branch	56
José Manuel Mena Valencia	Comptroller Manager — Reports to Audit Committee	54

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

Cristóbal Prado Fernández has served as the Division Manager of Retail Banking since June 2008. Mr. Prado was the Manager of Client Services between 2005 and 2008 and previously held similar positions in Banco Santander. Mr. Prado received a B.A. in Business and Administration from the university Finis Terrae and a Masters in Business and Administration from the Universidad Adolfo Ibañez.

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

Gerardo Schlotfeldt Leigthon has served as the Division Manager of Banco Condell since June 2010. Previously he was the CEO of Banco Paris. Mr. Schlotfeldt received an undergraduate degree in Industrial Civil Engineering from the Universidad Católica de Chile.

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

Luis Morales Fernández has served as our Commercial Credit Risk Division Manager since May 2, 2007.  From 1999 to 2007 Mr. Morales was the Retail Credit Risk Manager of Santander.  From 1995 to 1999 he held similar positions in Santander Banefe.  Mr. Morales received a B.A. in Business and Administration from the Universidad Católica de Chile.

Jose Francisco Sanchez Figueroa has served as the Division Manager of CorpBanca since October, 2009. Previously Mr. Sanchez was Deputy Head of Large Companies and Corporate at CorpBanca, as well as other positions within the area (1996-2009). Mr. Sanchez received a B.A. in Business and Economics from the Universidad Católica de Chile.

Armando Ariño Joiro has served as the Division Manager of Operations and Technology since 2008. In 2008, the Operations Division merged with Information Technology creating the new Division Operations and Technology.  From November 2000 to 2008 he served as Division Manager of Information Technology.  From 1995 to 2000 Mr. Ariño served as the Information Technology Senior Consultant of Coinfin (Colombia) and from 1993 to 1995 he served as the Information Technology Manager of Finasol (Colombia).  Mr. Ariño received an undergraduate degree in Information Technology Civil Engineering with a specialization in Banking from the Universidad INCCA in Colombia.

Verónica Villarroel Molina has served as the Division Manager of Human Resources since July 2009. Previously, she has served as Senior Generalist Senior Consumer Bank by Citibank (2005-2009). She holds a degree of psychologist from the Universidad Católica de Chile, and a degree in philosophy from the Universidad de Playa Ancha Valparaíso.

Maria Gabriela Salvador Broussaingaray   has served as the Division Manager of Client Service  of CorpBanca since April 2010 .. Previously Ms. Salvador had the same responsibility in Banco de Chile.  Ms. Salvador received a B.A. in Business and Economics from the Universidad de Chile and has more than 18 years of experience in the financial  sector.

Eugenio Gigogne Miqueles has served as CFO of CorpBanca since April 2010. Previously he had served as head of the market risk department. Before arriving to CorpBanca in 2009, Mr. Gigogne was the CFO of Scotiabank —Chile. Mr. Gigogne received a B.A. in Business and Economics from the Universidad de Chile and an MBA from Tulane University, USA.

Fernando Burgos Concha assumed as General Manager of CorpBanca´s New York Branch effective June 2010.  Previously Mr. Burgos served as Manager of the International Area of CorpBanca for a period of seven years. Previous to that, since 1995, he has served in several postings within CorpBanca and its Holding, CorpGroup. Mr. Burgos received a Bachelor of Science in Management from the US Air Force Academy, Colorado Springs USA.

José Manuel Mena Valencia has served as our Comptroller Manager since March 2008.  From 1995 to 2008 Mr. Mena served as the Chief Executive Officer of BancoEstado.  Previously, he was the Chief Financial Officer of Banco Osorno y La Union.  Mr. Mena received an undergraduate degree in Industrial Civil Engineering.  Mr. Mena also received a Masters in Economics from the Universidad de Chile.

B.            COMPENSATION

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the individual compensation of our directors or officers.  For the year ended December 31, 2009, we did not pay any fees to our directors and no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers.  In the shareholder meeting of February 2010, the board decided to pay monthly 100 UF for each director, 400 for each vice-president and 600 UF for the president. We engaged in transactions with companies controlled by certain of our directors under the applicable requirements of the Chilean Companies Law.  In 2009, we paid our senior management and committees members an aggregate of Ch$14.290 million.  Chilean law does not require us to have a compensation committee.

Our Directors Committee and Audit Committee earned total fees of Ch$186 million in 2009, a decrease compared to Ch$ 216 we paid in 2008.

C.            BOARD PRACTICES

The Directors Committee

The Directors Committee is comprised of the following four members of the Board of Directors:  Messrs. Fernando Massú, Jorge Andrés Saieh, Mario Chamorro and Cristián Canales. The Directors Committee’s responsibilities are, among others:

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

The Audit Committee

In May 2003, the Chilean Superintendency of Banks adopted a resolution requiring that, from January 2004, all Chilean banks establish an Audit Committee composed of two or more members, two of whom must be directors appointed by the Board of Directors.  Our Audit Committee is comprised of Messrs. Hernán Somerville, Brian O´Neill, Mario Chamorro, Cristián Canales, José Manuel Mena, Dagoberto López and Eduardo Ruiz. The main duties of the Audit Committee are to review the efficiency of internal control systems, to ensure compliance with laws and regulations and to have a clear understanding of the risks involved in our business.  The Chilean Superintendency of Banks recommends that at least one of the members of the Audit Committee, who must also be a member of the Board of Directors, be experienced with respect to the accounting procedures and financial aspects of banking operations.  The members of the Audit Committee appointed by the Board of Directors must be independent according to the criteria set by the Board of Directors.  In furtherance of the independence of the Audit Committee, our Board of Directors has determined that Audit Committee members should not, for the last three years, have held positions as our principal executive officers, have performed professional services for us, have commercial commitments with us or with any of our affiliates or related persons, or have relations with other entities related to us from which they have received material payments.  Moreover, they may not accept any payment or other compensatory fee from us, other than in their capacity as members of the Audit Committee or of other committees.  The Chairman of the Audit Committee receives a monthly remuneration.

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

D.            EMPLOYEES

As of December 31, 2009, on a consolidated basis we had 3,311 employees, 3,147 of whom were bank employees and 164 of whom were employees of our subsidiaries.  Approximately 46.8% of our employees were unionized as of that date.  All management positions are held by non-unionized employees.  We believe that we have good relationships with our employees and the unions to which some of our employees belong.

As of December of each of the years ended 2008 and 2009, we had 3,072 and 3,311 employees, respectively, on a consolidated basis.

E.              SHARE OWNERSHIP

Mr. Álvaro Saieh Bendeck, our chairman and a member of our Board of Directors, together with his family maintains in an indirect ownership of 75.64% of Corp Group Banking S.A.  In addition, Mr. Álvaro Saieh Bendeck with his spouse are indirect holders of 100% of the ownership rights of Compañía Inmobiliaria y de Inversiones Saga Ltda.  These holding companies, controlled by Mr. Saieh Bendeck, beneficially own approximately 49.59% and 9.21% of our outstanding shares, respectively.  Mr. Fernando Aguad Dagach and his family indirectly beneficially own approximately 0.96% of our outstanding shares.  In addition, Mr. Jorge Selume Zaror and his family indirectly own approximately 0.39% of our outstanding shares.  Other than as stated above, no director or officer owns more than 1.0% of our outstanding common stock.

Our directors and senior managers do not have different or preferential voting rights with respect to those shares they own.

We do not have any arrangements for issuing capital to our employees, including any arrangements that involve the issue or grant of options of our shares or securities.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

Our only outstanding voting securities are our common stock.  As of June 21, 2010, we had 226,909,290,577 shares of common stock.

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

On October 15, 2009, at an extraordinary shareholders’ meeting, our shareholders authorized the sale of up to 5,672,732,264 shares, equivalent to 2.5% of our share capital, which would be offered to those shareholders registered in the respective shareholders’ registry 5 business days prior to the sale, prorated based on their share participation. On November 24, 2009, our Board of Directors, acting as authorized by our shareholders at the extraordinary shareholders’ meeting held on October 15, 2009 (i) set the price of each share to be issued in an amount to be equal to Ch$3.50; (ii) set December 6, 2009 as the commencement date of the first preferred offering period and January 4, 2010 as the expiration date; (iii) set January 5, 2010 as the commencement date of the second preferred offering period and February 18, 2010 as the expiration date.

The process in which the shares were sold is represented in the following chart:

	Date	Number of Stocks	Price of the stock
1 Period	December 6, 2009 — January 4, 2010	618,186,238	3.50
2 Period	January 5, 2010 — February 18; 2010	5,052,027,491	3.50
3 Period	April 4, 2010	2,518,535	4.50

The following table sets forth information with respect to the record and beneficial ownership of our capital stock as of June 21, 2010 with respect to each shareholder known to us to own more than 5% of the outstanding common stock and all directors and executive officers as a group, except treasury shares which have been included in the table below:

Stockholder	Number of shares	Percentage of total share capital	Number of Votes	Percentage of Voting and Dividend rights
Corp Group Banking S.A.(1)(3)	112,530,207,591	49.60%	112,530,207,591	51.72%
Compañía Inmobiliaria y de Inversiones Saga Ltda.(2)(3)	20,898,831,865	9.21	20,898,831,865	9.42
Inversiones Mineras del Cantabrico	15,417,194,024	6.79	15,417,194,024	7.95
Public	73,008,511,066	32.17	73,008,511,066	32.91
CorpBanca (4)	5,054,546,026	2.23	—	—

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

(3)                                 Mr. Álvaro Saieh Bendeck and his family are deemed to have beneficial ownership of these shares.

(4)                                 Treasury shares owned by us do not hold voting or dividend redemption rights.

On November 21, 2003, Corp Group Banking S.A., or CGB, completed the offering and sale of 5,287,726 ADSs, representing an aggregate of 26,438,630,000 shares of our common stock, or 5,000 shares per ADS, in a transaction exempt from the registration requirements of the Securities Act pursuant to Rule 144A and Regulation S thereunder.  Concurrently with the ADSs offering, CGB completed a public offering and sale of 26,438,637,013 shares of our common stock in Chile.  In October 2004, we conducted a public offering of ADSs in exchange for ADSs that had been issued pursuant to Rule 144A.  Also, on November 1, 2004, our new ADSs were listed on the New York Stock Exchange.

As of June 11, 2010, ADR holders (through the Depositary) held 0.58% of our total shares, represented by one registered shareholder.  The remaining 99.58% of our total shares were held locally, in Chile, represented by 6,528 local and foreign shareholders (excluding those share held by us).  All of our shareholders have identical voting rights except for treasury shares held by us which do not hold voting or dividend redemption rights.

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

As of December 31, 2008 and 2009, loans to related parties totaled Ch$52,904 and Ch$205,253 million, respectively, and related party receivables, other than loans, totaled Ch$24,640 million and Ch$23,311 respectively.  See notes 33 a and 33 b to our financial statements for a more detailed accounting of transactions with related parties.

Loans to related parties

At December 31, 2008 and 2009, loans to related parties were as follows:

	2008
	Operating Companies		Investment Companies		Individuals(1)
	(in millions of Ch$ as of December 31, 2009)
Loans and receivables to customers
Commercial loans	Ch$	48,408	Ch$	2,477	Ch$	1,039
Mortgage Loans	—		—		854
Consumer Loans	156		—		143
Loans and receivables to customers - gross	48,564		2,477		2,036
Provision for loan losses	(144)		(9)		(20)

Loans and receivables to customers, net	Ch$	48,420	Ch$	2,468	Ch$	2,016

Other	Ch$	1,047

	2009
	Operating Companies		Investment Companies		Individuals(1)
	(in millions of Ch$ as of December 31, 2009)
Loans and receivables to customers:
Commercial loans	Ch$	197,804	Ch$	3,732	Ch$	844
Mortgage Loans	—		—		1,886
Consumer Loans	1,234		—		112
Loans and receivables to customers - gross	199,038		3,732		2,842
Provision for loan losses	(335)		(13)		(11)
Loans and receivables to customers, net	Ch$	198,703	Ch$	3,719	Ch$	2,831

Other	Ch$	545

(1)          Includes debt obligations that are equal to or greater than UF3,000 indexed-liked units of account, equivalent to MCh$63 as of December 31, 2009.

All loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.  During 2008 and 2009 and in accordance with IFRS, the largest amounts of related party loans outstanding amounted to Ch$75,513 million and Ch$207,558 million, respectively.

Other Transactions with Related Parties

During 2008 and 2009, we had the following income (expenses) from services provided to (by) related parties:

	Year ended December
	2008	2009
Company	Income (expenses)	Income (expenses)
	(in millions of Ch$ as of December 31, 2009)

Corp Group Interhold S.A.	(1,783)	(2,078)
Nexus S.A.	(1,733)	(1,153)
Transbank S.A.	(2,957)	(2,294)
Recaudaciones y Cobranzas S.A.	(366)	(695)
Redbanc S.A.	(472)	(892)
Fundación Corpgroup Centro Cultural	(68)	(90)
Inmobiliaria e Inversiones San Francisco Ltda.	(167)	(134)
Asesorías Santa Josefina Ltda.	(160)	(139)
Inmobiliaria e Inversiones Boquiñeni Ltda.	(55)	(51)
Promoservice S.A.	(56)	—
Compañía de Seguros Vida Corp. S.A.	(101)	(79)
Inmobiliaria Edificio Corp Group S.A.	(2,529)	(2,389)
Empresa Periodistica La Tercera S.A.	(263)	(363)
SMU S.A. Rendic Hnos S.A.		(38)

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

See “Item 17. Financial Statements.”

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

Dividend Policy

Under the Chilean Corporations Law, as defined herein, Chilean open stock companies, such as ours, are generally required to distribute at least 30% of their earnings as dividends.  The balance pick up of our distributable net income is generally retained for use in our business (including for the maintenance of any required legal reserves).  Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends. Our actual dividend policy is to distribute at least 50% of each fiscal year net income, calculated as total net income for the period less an amount which maintains capital constant in real terms.

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

B.            SIGNIFICANT CHANGES

There have been no significant changes since December 31, 2009 that would materially affect the financial statements included in this Annual Report.

ITEM 9.  OFFER AND LISTING DETAILS

A.            OFFER AND LISTING DETAILS

Price History

The table below shows, for the periods indicated, high and low closing prices (in nominal pesos) of the shares of our common stock on the Santiago Stock Exchange and of our ADSs on the New York Stock Exchange.

	Santiago Stock Exchange		New York Stock Exchange
	Common Stock		ADSs
	High	Low	High	Low
	(Ch$ per share (1))		(US$ per ADS(2))
Annual Price History
2005	3.22	2.80	30.40	24.80
2006	3.03	2.28	28.73	21.69
2007	3.82	2.76	39.06	23.74
2008	3.38	2.31	35.15	16.9
2009	4.1	2.4	42.4	19.26
Quarterly Price History
2008 1st Quarter	3.38	2.87	35.15	30
2008 2nd Quarter	3.08	2.84	35.12	27.16
2008 3rd Quarter	2.88	2.64	28.24	24.04
2008 4th Quarter	2.65	2.31	23.73	16.9
2009 1st Quarter	2.9	2.4	26.05	19.26
2009 2nd Quarter	3.18	2.49	30.1	20.75
2009 3rd Quarter	3.61	3.05	32.02	27.25
2009 4th Quarter	4.1	3.48	42.4	32.02
2010 1st Quarter	4.65	4.06	44.25	39
Monthly Price History
December 2009	4.1	3.67	42.4	37
January 2010	4.31	4.06	42.4	39
February 2010	4.65	4.27	44.25	39.32
March 2010	4.5	4.3	44	40.5
April 2010	4.7	4.38	45.25	42.08
May 2010	4.7	4.4	45.35	40.71
June 2010 (3)	4.85	4.7	44.59	43.49

Sources:	Santiago Stock Exchange Official Quotation Bulletin; NYSE.
(1)	Pesos per share reflect nominal price at trade date.
(2)	Price per ADS in US$: one ADS represents 5,000 shares of common stock.
(3)	Through June 8, 2010.

No trading suspensions relating to our common stock have occurred.

The table below shows, for the periods indicated, the average daily trading volume for our common stock on the Santiago Stock Exchange and of our ADSs on the New York Stock Exchange.

		New York
	Santiago Stock Exchange	Stock Exchange
	Common Stock Volume (Ch$)(1)	ADSs Volume (US$)
Annual Average Daily Trading Volume
2008	603,493,404	131,655
2009	403,119,867	85,921
Quarterly Average Daily Trading Volume
2008 1st Quarter	809,002,363	170,971
2008 2nd Quarter	1,404,345,767	452,407
2008 3rd Quarter	1,520,204,434	337,591
2008 4th Quarter	969,771,613	249,039
2009 1st Quarter	583,664,482	123,500
2009 2nd Quarter	409,971,070	60,684
2009 3rd Quarter	398,953,539	101,027
2009 4th Quarter	217,243,591	59,229
2010 1st Quarter	681,092,372	190,840
2010 2nd Quarter (2)	442,414,823	236,934
Monthly Average Daily Trading Volume
December 2009	217,668,948	56,054
January 2010	1,213,616,344	158,009
February 2010	525,097,688	65,892
March 2010	353,675,600	328,384
April 2010	328,187,654	295,478
May 2010	374,420,227	207,989
June 2010 (2)	1,062,191,898	123,824

Sources:	Santiago Stock Exchange Official Quotation Bulletin; NYSE.
(1)	Pesos per share reflect nominal price at trade date.
(2)	Through June 8, 2010.

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

Shareholders’ Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year, generally in February.  The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy, approved by general shareholders’ meeting elects the members of our Board of Directors and approves any other matter which does not require an extraordinary shareholders’ meeting.  The last ordinary annual meeting of our shareholders was held on February 25, 2010.

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

Sublease Automatic Teller Machine Contract.  On November 26, 2008, we entered into a contract with SMU S.A., Rendic Hermanos S.A., Supermercados Bryc S.A. and Distribuidora Super Diez S.A., each a related party, to sublease CorpBanca space in order to install automatic teller machines in the supermarket chains administrated by the previously mentioned corporations.  The contract covers a term from November 26, 2008 to June 30, 2019.  CorpBanca prepaid the lessors  UF 1,152,213 for the total amount and term of the spaces subleased.  For further information, see note 33 to the consolidated  financial statements included herein.

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

The composition of our assets, liabilities and shareholders’ equity as of December 31, 2009 by currency and term is as follows:

	As of December 31, 2009
					Ch$ indexed		Foreign
	Ch$		UF		to US$		Currency		Total		Percentage
	(in millions of Ch$ as of December 31, 2009, except for percentages)
Assets
Cash and due from banks	Ch$	142,660	Ch$	—	Ch$	—	Ch$	63,467	Ch$	206,127	3.2%
Other assets:
Less than 1 year	2,004,676		505,472		4,209		359,771		2,874,128		45.0%
From 1 to 3 years	499,716		1,653,331		5,453		68,601		2,227,101		34.9%
More than 3 years	710,599		226,956		4,675		174,431		1,116,661		17.5%
Bank premises and equipment (2)	55,106		—		—		106		55,212		0.9%
Allowances for losses	(99,270)		—		—		—		(99,270)		(1.5)%
Total	Ch$	3,313,487	Ch$	2,385,759	Ch$	14,337	Ch$	666,376	Ch$	6,379,959	100.0%
Percentage of total assets	51.9%		37.4%		0.2%		10.5%		100.0%

Liabilities and Shareholders Equity
Non-interest-bearing deposits (1)	Ch$	491,496	Ch$	1,631	Ch$	—	Ch$	67,997	Ch$	561,124	8.8%
Other liabilities:
Less than 1 year	3,146,918		453,570		5,061		878,698		4,484,247		70.3%
From 1 to 3 years	105,103		177,604		—		890		283,597		4.4%
More than 3 years	37,278		506,364		—		—		543,642		8.5%
Shareholders’ equity (2)	451,340		52,233		—		3,776		507,349		8.0%
Total	Ch$	4,232,135	Ch$	1,191,402	Ch$	5,061	Ch$	951,361	Ch$	6,379,959	100.0%
Percentage of total liabilities and shareholders’ equity	66.3%		18.7%		0.01%		14.9%		100.0%

(1)	Includes checking accounts, banker’s drafts and transactions payable.
(2)

Our shareholders’ equity, which includes undistributed net income, and bank premises and equipment are denominated in pesos, but the amounts at which they are carried on the balance sheet are adjusted to reflect the effects of inflation.

Policies

Our policy with respect to asset and liability management is to maximize our net interest income and return on assets and equity while managing interest rate, liquidity and foreign exchange risks while remaining within the limits provided by Chilean banking regulations and internal risk policies and limits.

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

Interest Rate Sensitivity

A key component of our asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest income due to the maturity or repricing characteristics of interest-earning assets and interest bearing liabilities. For any given period, the pricing structure is matched when an equal amount of such assets and liabilities mature or reprice in that period. Any mismatch of interest-earning assets and interest bearing liabilities is known as a gap position. A positive gap denotes asset sensitivity and means that an increase in interest rates would have a positive effect on net interest income while a decrease in interest rates would have a negative effect on net interest income. Accordingly, a negative gap denotes asset sensitivity and means that a decrease in interest rates would have a negative effect on net interest income while an increase in interest rates would have a positive effect on net interest income.

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

As of December 31, 2009, our interest rate risk gap (less than one year), measured according to the above methodology, was 15.5% of our gross margin.  Our interest rate risk gap for long-term assets and liabilities was 25.1% of our regulatory capital.  In each case, the interest rate risk gaps were in compliance with current Chilean regulations.  Assets and liabilities included in this calculation belong to the above-mentioned Libro de Banca.

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

Quantitative Disclosures about Market Risk: Regulatory Method

The following table illustrates our market risk exposure according to the Chilean regulatory method as of December 31, 2008 and 2009.

	As of December 31,
	2008	2009
	(in millions of Ch$ as of December 31, 2009)

Market risk of trading portfolio	7,874	9,262
8% x risk weighted assets	420,985	400,913
Subtotal	428,859	410,175
Limit = regulatory capital	570,114	727,436
Available margin	141,255	317,261

Market risk of short-term non-trading portfolio	36,218	56,476
Limit = 35% of (net interest income + net fee income sensitive to interest rates)	58,335	68,600
Available margin	22,117	12,124

Market risk of long-term non-trading portfolio	143,703	122,432
Limit = 27% of regulatory capital (25% in 2007)	153,931	198,625
Available margin	10,228	76,193

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

Volume Limits

Net Foreign Currency Position:  Maximum Net Position.  We set an absolute limit on the size of our net foreign currency position.  As of December 31, 2009, the limit in effect was US$25 million in net U.S. dollar positions, and the equivalent of US$15 million in net Euro positions.  This limit is a useful measure in limiting our exposure to foreign exchange and interest rate risks.  These limits are determined by the A&L Committee and are calculated and monitored daily by the Market Risk and Control Department.

Interest rate Sensitivity

For a non-trading portfolio we do gap analysis by means of sensitive the mismatches between assets and liabilities, estimating the risk:

Risk = åm Gapj * Δrj * Durj

The following table sets forth the repricing of our interest-earning assets and interest bearing liabilities as of December 31, 2009 and may not reflect interest rate gap positions at other times.  In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period.  Variations may also arise among the different currencies in which interest rate positions are held.

	As of December 31, 2009
	Up to		31-60		61-90		91-180		181-365				Over
	30 days		Days		days		Days		days		1-3 years		3 years		Total
	(in millions of Ch$ as of December 31, 2009, except for percentages)

Interest-earning assets:
Current accounts in foreign banks	Ch$	19,811	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	19,811
Financial investments	7,815		521		8		16,563		35,379		9,635		6,235		76,156
Investment under agreements to resell	17,521		15,606		—		18,636		—		58		149		51,970
Loans and receivables to banks	63,651		39		—		—		13,494		—		9,036		86,220
Loans and receivables to customers(1)	605,513		187,258		219,441		471,221		675,223		974,810		1,778,926		4,912.392
Financial investment available-for-sale	7,792		40,867		4,572		59,140		42,672		148,783		433,336		737,162
Total interest-earning assets	722,103		244,291		224,021		565,560		766,768		1,133,286		2,227,682		5,883,711

Interest-bearing liabilities:
Investments under agreements to repurchase	47,760		13,900		231		386,052		17,363		58		149		465,513
Time deposits and savings accounts	1,580,884		398,516		281,794		384,762		541,052		127,214		1,823		3,316,045
Borrowings from financial institutions	133,041		39,271		17,848		68,504		102,849		890		—		362,403
Debt issued	112,841		1,246		171,113		12,753		19,200		118,538		499,528		935,219
Other financial obligations	757		3,680		374		2,088		3,430		8,528		7,996		26,853
Total interest-bearing liabilities	Ch$	1,875,283	Ch$	456,613	Ch$	471,360	Ch$	854,159	Ch$	683,894	Ch$	255,228	Ch$	509,496	Ch$	5,106,033

Asset/liability gap	(1,153,180)		Ch$	(212,322)	Ch$	(247,339)	Ch$	(288,599)	Ch$	82,874	Ch$	878,058	Ch$	1,718,186	777,678
Cumulative gap	(1,153,180)		Ch$	(1,365,502)	Ch$	(1,612,841)	Ch$	(1,901,440)	Ch$	(1,818,566)	Ch$	(940,508)	Ch$	777,678	—
Ratio of cumulative gap to cumulative total interest earning assets	(159.7)%		(141.3)%		(135.49)%		(108.28)%		(72.09)%		(25.72)%		13.22%		0.00%

(1)                                  Does not include mortgage loans and past-due loans.

A sudden increase of 25 basis points in the weighted average interest rate applicable to our interest rate gap would cause a decrease in the market value of these financial investments of Ch$6,502  million as of December 31, 2009.

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

As of December 31, 2009, we did not hold material positions in financial investments denominated in U.S. dollars.

As of December 31, 2009, a sudden rise interest rate of 100% would cause a decrease in the CorpBanca’s market value of Ch$64,026  million, or 8.7% of regulatory capital.

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

Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown under other assets and other liabilities.

The following table summarizes our derivative portfolio as of December 31, 2008:

	Notional amounts			Gross	Gross
Type of future operation	Up to 3 months	From 3 to 12 months	More than 12 months	Unrealized Gains	Unrealized Losses
	(in millions of Ch$ as of December 31, 2009)

Derivatives held-for-trading
Foreign currency Forwards	1,812,586	983,058	307,939	178,597	163,634
Interest rate swaps	—	115,744	1,143,598	8,922	7,154
Foreign currency swap	—	—	—	—	—
Foreign currency and interest rate swaps	—	—	382,998	21,420	24,820
Liquidity Risk				208,939	195,608

The following table summarizes our derivative portfolio as of December 31, 2009:

	Notional amounts			Gross	Gross
Type of future operation	Up to 3 months	From 3 to 12 months	More than 12 months	Unrealized Gains	Unrealized Losses
	(in millions of Ch$ as of December 31, 2009)
Derivatives held-for-trading
Foreign currency Forwards	1,964,823	705,582	39,959	57,271	60,825
Interest rate swaps	35,498	358,087	1,973,385	37,564	38,897
Foreign currency swap	18	60,732	578,041	31,305	14,981
Liquidity Risk				126,140	114,703

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

As of December 31, 2009, the ratio of our gap between 30-day or less of liabilities and assets to capital and reserves was 0.30.  As of December 31, 2009, the ratio of our gap between 90-day or less liabilities and assets to our capital and reserves was 0.49.

Internal Methods

In addition to the tools we use to control regulatory liquidity risk described above, we have also set internal liquidity limits.  In particular, our Financial Risk Department measures two liquidity indicators:

Minimum Liquidity Requirement: In order to ensure that the bank will permanently hold enough liquid assets to meet all payments derived from deposits made by third parties in the bank, we consider a limit on the minimum amount of liquid assets to be held on a daily basis.  The amount of money to be paid as a result of deposit payments for the next three-day period cannot rise above the total amount of liquid assets held by the bank as defined by the Chilean Central Bank in its liquidity facilities regulations.  As of December 31, 2009 the amount of our liquid assets was Ch$380,995  million while deposits to be paid the next three days amounted to Ch$30,320  million.

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

Our Financial Risk Department applies the ILIC model on a daily basis. The ILIC is based on a stress scenario which assumes that an unusually large proportion of liabilities will be withdrawn over the next 10 days and at the same time payment default on assets will grow at an unusually high rate.  The proportion between income and expenses following such scenario must be over 1 for us to maintain a normal liquidity level.  As of December 31, 2009, ILIC was 6.35.

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

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2009, CorpBanca, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).  There are inherent limitations to the effectiveness of any control system, including the possibility of human error and the circumvention or overriding of disclosure controls and procedures.  Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board (IFRS-IASB).

Our internal control over financial reporting includes those policies and procedures that:

•                       pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•                       provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS-IASB and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•                       provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, (COSO).  Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

Our independent registered public accounting firm, Deloitte, has audited the consolidated financial statements included in this Annual Report, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2009.

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Corpbanca

We have audited the internal control over financial reporting of CORPBANCA and its subsidiaries (the “Bank”) as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

A bank’s internal control over financial reporting is a process designed by, or under the supervision of, the bank’s principal executive and principal financial officers, or persons performing similar functions, and effected by the bank’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A bank’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with  generally accepted accounting principles and that receipts and expenditures of the bank are being made only in accordance with authorizations of management and directors of the bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the bank’s assets that could have a material effect on the financial statements.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2009 of the Bank and our report dated June 25, 2010, expressed an unqualified opinion on those consolidated financial statements and included two explanatory paragraphs stating that (1) as indicated in Note 2 to the consolidated financial statements, the Bank adopted the International Financial Reporting Standards in 2009, being its transition date on January 1, 2008 and the date of adoption on January 1, 2009. The consolidated financial statements for 2008 and the consolidated opening statements of financial position have been reformulated for comparative purposes, and (2) our audit comprehended the translation of Chilean peso amounts into U.S. dollar amounts and we are not aware of any modifications that should be made for such translation to be in conformity with the basis stated in Note 1gg.   Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/Deloitte
Santiago, Chile
June 25, 2010

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

ITEM 16.   [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

We believe that each of the members of our Audit Committee qualifies as an “audit committee financial expert” within the meaning of this Item 16A, in that (i) each has an understanding of IFRS and financial statements, (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, (iii) significant experience auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the financial statements and experience supervising persons engaged in such activities, (iv) an understanding of internal control over financial accounting and reporting and (v) an understanding of the functions of an audit committee.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2008 and 2009:

	Year ended December 31,
	2008		2009
	(in millions of Ch$ as of December 31, 2009)

Audit fees	Ch$	385	Ch$	607
Audit-related fees
All other fees	6		81
	Ch$	391	Ch$	688

Audit fees in the above table are the aggregate fees billed by Deloite in connection with the audit of our financial statements and services that are normally provided by Deloitte in connection with statutory and regulatory filings or engagements.

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

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases and sales by us during fiscal year 2009:

Period	(a) Total number of shares purchased	(b) Average price paid per share (in Ch$)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs -
January 2009	—	—	—	5,672,732,264
February 2009	—	—	—	5,672,732,264
March 2009	—	—	—	5,672,732,264
April 2009	—	—	—	5,672,732,264
May 2009	—	—	—	5,672,732,264
June 2009	—	—	—	5,672,732,264
July 2009	—	—	—	5,672,732,264
August 2009	—	—	—	5,672,732,264
September 2009	—	—	—	5,672,732,264
October 2009	—	—	—	5,672,732,264
November 2009	—	—	—	5,672,732,264
December 2009(1)	(618,186,238)	3.50	—	5,054,546,026
Total	(618,186,238)	3.50	—	5,054,546,026

(1)           On October 15, 2009, at an extraordinary shareholders’ meeting, our shareholders authorized the sale of up to 5,672,732,264 shares, equivalent to 2.5% of our share capital, which would be offered to those shareholders registered in the respective shareholders’ registry 5 business days prior to the sale prorated based on their share participation. On November 24, 2009, our Board of Directors, acting as authorized by our shareholders at the extraordinary shareholders’ meeting held on October 15, 2009 (i) set the price of each share to be issued in an amount to be equal to Ch$3.50; (ii) set December 6, 2009 as the commencement date of the first preferred offering period and January 4, 2010 as the expiration date; (iii) set January 5, 2010 as the commencement date of the second preferred offering period and February 18, 2010 as the expiration date, and rest of the stock were auctioned April 21, 2010.  5,672,732,264 shares were issued under this offering increasing our total shares outstanding to 226,909,290.5 thousand.

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

(a)               Report of Independent Registered Public Accounting Firm

(b)              Consolidated Statements of Financial Position as of 2009 and 2008 and as of January 1, 2008

(c)               Consolidated Statements of Income for each of the two years ended December 31, 2009

(d)              Consolidated Comprehensive Income for each of the two years ended December 31, 2009

(e)               Consolidated Statements of Cash Flows for each of the two years ended December 31, 2009

(f)                 Consolidated Statements of Changes in Shareholders’ Equity for each of the two years ended December 31, 2009

(g)              Notes to the Consolidated Financial Statements.

ITEM 18.  FINANCIAL STATEMENTS

Not applicable.

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

Exhibit 2.(a).2*	Form of CorpBanca Share Certificate (English language translation).

Exhibit 4.(a).1*	Systems Operations Services Agreement, dated as of March 30, 2001, between IBM de Chile S.A.C. and CorpBanca (English language translation).

Exhibit 4.(a).2*	Service Contract, dated as of July 6, 2001, between Corp Group Interhold S.A. and CorpBanca (English language translation).

Exhibit 4.(a).3*	Software Consulting and Development Agreement, “IBS” Integrated Banking System, dated as of October 4, 2001, between Datapro, Inc. and CorpBanca (English language translation).

Exhibit 4.(a).4*	Agreement to Participate in the Automated Teller Machine Network Operated by Redbanc S.A., dated as of April 1, 2001, among Redbanc S.A. and CorpBanca (English language translation).

Exhibit 4.(a).5****	Sublease Automatic Teller Machine Contract, dated as of November 26, 2008, among SMU S.A., Rendic Hermanos S.A., Supermercados Bryc S.A. and Distribuidora Super Diez S.A. and

CorpBanca (English language translation).

Exhibit 8.1	List of subsidiaries of CorpBanca.

Exhibit 11.1****	English language translation of CorpBanca’s Code of Ethics, as amended.

Exhibit 11.2***	English language translation of CorpBanca’s Code of Conduct in the Securities Market

Exhibit 12.1	Certification of the chief executive officer of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 12.2	Certification of the chief financial officer of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 13.1	Certification of the chief executive officer of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2	Certification of the chief financial officer of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our Form 20-F (File No. 001-32305) filed on September 24, 2004.
**	Incorporated by reference to our registration statement on Form F-6 (File No. 333-119251) filed on September 24, 2004.
***	Incorporated by reference to our annual report on Form 20-F (File No. 001-32305) filed on June 29, 2007.
****	Incorporated by reference to our annual report on Form 20-F (File No. 001-32305) filed on June 30, 2009.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
Financial Statements of CorpBanca and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Corpbanca

We have audited the accompanying consolidated statements of financial position of Corpbanca and subsidiaries (“Corpbanca” or “the Bank”) as of December 31, 2009, 2008, and the consolidated statements of financial position as of January 1, 2008, and the corresponding consolidated statements of income, comprehensive income, changes in shareholder’s equity and cash flows for the years ending December 31, 2009 and 2008, all expressed in million of Chilean pesos.  These consolidated financial statements (including the related Notes) are the responsibility of the management of Corpbanca. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corpbanca and subsidiaries as of December 31, 2009 and 2008 and as of January 1, 2008, the results of their operations, the comprehensive income, the changes in shareholders’ equity and cash flows for the years ending December 31, 2009 and 2008, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

As indicated in Note 2 to the consolidated financial statements, the Bank adopted the International Financial Reporting Standards in 2009, being its transition date on January 1, 2008 and the date of adoption on January 1, 2009. The consolidated financial statements for 2008 and the consolidated opening statements of financial position have been reformulated for comparative purposes.

Our audit also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and we are not aware of any modifications that should be made for such translation to be in conformity with the basis stated in Note 1gg.   Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2010 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/Deloitte
Santiago, Chile
June 25, 2010

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
For the years ended December 31, 2009 and 2008 and as of January 1, 2008
(In millions of Chilean pesos - MCh$)

	Notes	12.31.2009	12.31.2009	12.31.2008	01.01.2008
		ThUS$	MCh$	MCh$	MCh$
		(Note 1gg)
ASSETS
Cash and deposits in banks	5	217,392	110,331	81,326	68,706
Items in course of collection	5	188,753	95,796	117,703	53,453
Trading portfolio financial assets	6	150,055	76,156	85,105	152,847
Investments under agreements to resell	7	102,400	51,970	50,514	55,438
Derivative financial instruments	8	248,542	126,140	209,482	34,055
Loans and receivables from banks	9	169,885	86,220	37,671	82,708
Loans and receivables from customers, net	10	9,679,208	4,912,392	4,881,013	3,899,072
Financial investments available-for-sale	11	1,452,478	737,162	576,478	41,366
Financial investments held-to-maturity	11	—	—	—	—
Investments in other companies	12	7,060	3,583	3,699	3,699
Intangible assets	13	26,856	13,630	12,252	13,916
Property, plant equipment, net	14	108,788	55,212	51,231	47,588
Current income tax provision	15	—	—	6,488	5,554
Deferred income taxes	15	37,555	19,060	12,795	11,950
Other assets	16	181,878	92,307	80,176	59,691
TOTAL ASSETS		12,570,850	6,379,959	6,205,933	4,530,043

LIABILITIES
Current accounts and demand deposits	17	977,833	496,270	357,902	337,099
Items in course of collection	5	127,786	64,854	86,176	23,305
Investments under agreements to repurchase	7	917,231	465,513	351,471	100,078
Time deposits and saving accounts	17	6,533,821	3,316,045	3,350,742	2,410,769
Derivative financial instruments	8	226,007	114,703	195,608	34,237
Borrowings from financial institutions	18	714,066	362,403	492,606	358,582
Debt issued	19	1,842,723	935,219	765,172	702,426
Other financial obligations	19	52,910	26,853	47,394	29,850
Current income tax provision	15	15,430	7,831	—	—
Deferred income taxes	15	30,824	15,644	10,606	10,049
Provisions	20	98,132	49,804	32,427	29,818
Other liabilities	21	34,424	17,471	18,552	15,387
TOTAL LIABILITIES		11,571,187	5,872,610	5,708,656	4,051,600

SHAREHOLDERS’ EQUITY
Attributable to equity holders of the Bank:
Capital		642,414	326,038	324,039	314,398
Reserves		49,366	25,054	24,889	24,651
Valuation gains (losses)		(12,920)	(6,557)	1,018	(2)
Retained earnings:		320,803	162,814	147,331	139,396
Retained earnings from prior periods		234,820	119,176	86,804	164,920
Net income for the year		169,830	86,192	88,682	—
Less: Accrual for mandatory dividends		(83,847)	(42,554)	(28,155)	(25,524)
		999,663	507,349	497,277	478,443
Non controlling interest		—	—	—	—
TOTAL SHAREHOLDERS’ EQUITY		999,663	507,349	497,277	478,443
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		12,570,850	6,379,959	6,205,933	4,530,043

Notes 1 to 39 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2009 and 2008

(In millions of Chilean pesos - MCh$)

	Notes	12.31.2009	12.31.2009	12.31.2008
		ThUS$	MCh$	MCh$
		(Note 1 gg)
Interest income	24	618,921	314,115	560,893
Interest expense	24	(237,876)	(120,727)	(346,717)
Net interest income		381,045	193,388	214,176

Fees and income from services	25	104,682	53,128	54,865
Expenses from services	25	(19,442)	(9,867)	(12,813)
Fees and income from services, net		85,240	43,261	42,052

Trading and investment income, net	26	8,991	4,563	54,997
Foreign exchange gains (losses), net	27	97,798	49,635	(42,887)
Other operating income	32	10,022	5,087	7,820
Operating Income		583,097	295,934	276,158

Provisions for loan losses	28	(140,430)	(71,271)	(54,983)
Net Operating Income		442,667	224,663	221,175

Personnel salaries expenses	29	(129,518)	(65,733)	(57,716)
Administration expenses	30	(87,863)	(44,592)	(54,651)
Depreciation and amortization	31	(12,433)	(6,310)	(6,832)
Impairment	31	(284)	(144)	(59)
Other operating expenses	32	(11,601)	(5,888)	(4,193)
Total Operating Expenses		(241,699)	(122,667)	(123,451)

Net Operating Income		200,968	101,996	97,724

Income attributable to investments in other companies	12	877	445	262

Income before income taxes		201,845	102,441	97,986
Income taxes	15	(32,015)	(16,249)	(9,304)

Net income for the year		169,830	86,192	88,682

Attributable to:
Equity holders of the Bank		169,830	86,192	88,682
Non controlling interest		—	—	—

Earnings per share attributable to equity holders of the Bank

		US$	Ch$	Ch$
Basic earnings per share	23	0.768	0.390	0.392
Diluted earnings per share	23	0.768	0.390	0.392

Notes 1 to 39 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended December 31, 2009 and 2008

(In millions of Chilean pesos - MCh$)

	12.31.2009	12.31.2009	12.31.2008
	ThUS$	MCh$	MCh$
	(Note 1 gg)
Net income for the year	169,830	86,192	88,682

Other Comprehensive Income
Financial instruments available-for-sale	(14,936)	(7,580)	1,229
Translation reserves - New York Branch	(2,530)	(1,284)	—
Other comprehensive income before income taxes	(17,466)	(8,864)	1,229
Income tax on other comprehensive income	2,540	1,289	(209)
Total other comprehensive income (loss)	(14,926)	(7,575)	1,020

Comprehensive income for the year	154,904	78,617	89,702

Attributable to:
Equity holders of the Bank	154,904	78,617	89,702
Non controlling interest	—	—	—

Notes 1 to 39 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2009 and 2008

(In millions of Chilean pesos - MCh$, except for number of shares)

				Valuation gains (losses)			Retained earnings
	Number of shares	Paid-in Capital	Reserves	Financial investment available- for- sale	Income tax on comprehensive income	Translation reserve	Retained earnings from prior periods	Net income for the year	Accrual for mandatory dividends	Total attributable to equity holders of the Bank	Non controlling interest	Total Shareholders’ equity
	(Millions)	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of December 31, 2007	226,909	314,398	2,679	(2)	—	—	116,550	51,049	—	484,674	—	484,674
Transfer of prior year’s net income	—	—	—	—	—	—	51,049	(51,049)	—	—	—	—
Sub total	226,909	314,398	2,679	(2)	—	—	167,599	—	—	484,674	—	484,674
Effect of first application of accounting change, net of taxes	—	—	21,972	—	—	—	(2,679)	—	—	19,293	—	19,293
Mandatory dividend in accordance to Circular n°3,443.	—	—	—	—	—	—	—	—	(25,524)	(25,524)	—	(25,524)
Balance as of January 1, 2008	226,909	314,398	24,651	(2)	—	—	164,920	—	(25,524)	478,443	—	478,443

Dividends paid	—	—	—	—	—	—	(51,049)	—	25,524	(25,525)	—	(25,525)
Purchase of treasury shares	(5,673)	(17,188)	—	—	—	—	—	—	—	(17,188)	—	(17,188)
Accrual for mandatory dividends	—	—	—	—	—	—	—	—	(28,155)	(28,155)	—	(28,155)
Comprehensive income for the period	—	—	—	1,229	(209)	—	—	88,682	—	89,702	—	89,702
Adjustment Circular N° 3.474 - 2008 price-level restatement restitution (See Note 2)	—	26,829	238	—	—	—	(27,067)	—	—	—	—	—
Balance as of December 31 2008	221,236	324,039	24,889	1,227	(209)	—	86,804	88,682	(28,155)	497,277	—	497,277

Distribution of prior year’s net income	—	—	—	—	—	—	88,682	(88,682)	—	—	—	—

Balance as of January 1, 2009	221,236	324,039	24,889	1,227	(209)	—	175,486	—	(28,155)	497,277	—	497,277
Dividends paid	—	—	—	—	—	—	(56,310)	—	28,155	(28,155)	—	(28,155)
Accrual for mandatory dividends	—	—	—	—	—	—	—	—	(42,554)	(42,554)	—	(42,554)
Sale of treasury shares	618	1,999	—	—	—	—	—	—	—	1,999	—	1,999
Share premium	—	—	165	—	—	—	—	—	—	165	—	165
Comprehensive income for the period	—	—	—	(7,580)	1,289	(1,284)	—	86,192	—	78,617	—	78,617
Balance as of December 31 2009	221,854	326,038	25,054	(6,353)	1,080	(1,284)	119,176	86,192	(42,554)	507,349	—	507,349
Balance as of December 31 2009 ThUS$ (Note 1 gg)	221,854	642,414	49,366	(12,518)	2,128	(2,530)	234,820	169,830	(83,847)	999,663	—	999,663

Notes 1 to 39 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2009 and 2008

(In millions of Chilean pesos - MCh$)

	12.31.2009	12.31.2009	12.31.2008
	ThUS$	MCh$	MCh$
	(Note 1 gg)
CASH FLOW FROM OPERATING ACTIVITES:
Income before income taxes	201,845	102,441	97,986
Charges (credits) to income not representing cash flow:
Depreciation and amortization	12,433	6,310	6,832
Provision for loan losses	166,470	84,487	66,018
Provisions and write-offs for assets received in lieu of payment	922	468	—
Contingency provisions	3,018	1,532	(1,288)
Adjustment to market value for financial investments available-for-sale and derivatives	7,131	3,619	(9,221)
Net interest income	(381,045)	(193,388)	(214,176)
Net fees and income from services	(85,240)	(43,261)	(42,052)
Net foreign exchange gains (losses)	(97,799)	(49,635)	42,887
Other charges (credits) to income not representing cash flows	(43,326)	(21,989)	(17,008)
Subtotals	(215,590)	(109,416)	(70,022)
Increase/decrease in operating assets and liabilities:
Loans and receivables to customers and banks	(162,486)	(82,465)	(690,813)
Investments under agreements to repurchase	(36,440)	(18,494)	582
Trading portfolio financial assets	22,297	11,316	35,996
Financial investments available-for-sale	(236,893)	(120,228)	(560,389)
Other assets and liabilities	6,327	3,211	(15,252)
Time deposits and saving accounts	185,689	94,241	981,802
Currents accounts and demand deposits	272,636	138,368	21,729
Investments under agreements to resell	224,913	114,148	262,580
Dividends received from investments in other companies	877	445	262
Foreign borrowings obtained	1,382,117	701,452	241,562
Repayment of foreign borrowings	(1,452,542)	(737,194)	(326,232)
Net (decrease) increase of other obligations with banks	(105,884)	(53,738)	149,987
Other borrowings	—	—	12,716
Repayment of other borrowings	(35,303)	(17,917)	(9,884)
Net cash (used in) provided by operating activities	(150,282)	(76,271)	34,624
CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(21,784)	(11,056)	(9,470)
Proceeds from sales of property, plant and equipment	—	—	84
Sale of assets received in lieu of payment or in foreclosure	5,862	2,975	776
Net cash (used in) provided by investment activities	(15,922)	(8,081)	(8,610)
CASH FLOW FROM FINANCING ACTIVITIES:
Issued debt	501,513	254,528	94,894
Redemption of issued debt	(110,660)	(56,162)	(86,995)
Purchase of treasury shares	—	—	(17,953)
Sale of Bank-issued shares	4,264	2,164	—
Paid dividends	(110,951)	(56,310)	(55,592)
Net cash provided (used in) provided by financing activities	284,166	144,220	(65,646)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	117,962	59,868	(39,632)
Cash and cash equivalents at beginning of year	358,007	181,696	221,328
Cash and cash equivalents at end of year	475,969	241,564	181,696
Net increase (decrease) in cash and cash equivalents	117,962	59,868	(39,632)

Notes 1 to 39 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 1 -           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Corporate information

Corpbanca is a banking corporation organized pursuant to the laws of the Republic of Chile that provides a broad spectrum of general banking services to its clients, who are from natural persons to large corporations.  Corpbanca and its subsidiaries (hereinafter jointly referred to as the “Bank” or “Corpbanca”) offer commercial and consumer banking services, including factoring, collections, leasing, securities and insurance brokerage, mutual funds and management of investment funds and bank investments.

Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with the international financial reporting standards (IFRS/NIIF) issued by the International Accounting Standards Board (IASB).

Chilean banks are subject to the regulatory supervision of the Superintendency of Banks and Financial Institutions (“SBIF”) under the provisions of the General Banking Act (“Act”) of 1997. The Act establishes that in accordance with legal regulations, Chilean Banks must abide by the accounting standards stipulated by the SBIF.

In the framework of the strategic plan, the SBIF, by means of Circular N°3,410 (2007) and Circular N°3,443 (2008) announced the “Compendium of Accounting Standards”, which contains the new accounting standards and reporting formats for the financial industry required to be adopted by banking institutions effective January 1, 2009. Banks are required to apply the new accounting and reporting to the current period financial statements (2009) and to retrospectively apply the new standard to January 1, 2008 and include an opening balance sheet for the reporting period ended December 31, 2008.

Although banks are required to apply IFRS as of January 1, 2009, certain exceptions introduced by the regulator prevent the banks from achieving full convergence. In those situations which are not addressed by the guidance issued by the SBIF, institutions must follow the generally accepted accounting principles issued by the Association of Chilean Accountants which coincide with IFRS as issued by the International Accounting Standard Board (IASB).

Therefore, in order to comply with requirements of the Securities and Exchange Commission (SEC), the Bank has prepared its financial statements under IFRS as issued by the International Accounting Standard Board (IASB).

Corpbanca’s transition date is January 1, 2008.  The Bank prepared its opening balance under these standards as of such date.  Consequently, the date of adoption of the new standards by the Bank and its subsidiaries is January 1, 2009.

Note 2 of the financial statements, “Accounting Changes” submits a reconciliation between the balances of the balance sheet at the opening and closing of the fiscal year ending as of December 31, 2008 and the corresponding statements of income generated during such year and that, therefore, they are shown in the Bank’s financial statements as corresponding to fiscal year 2008; reason why the figures included in the attached financial statements for the year 2008, differ from those reported in the previous fiscal year.

The Notes to the financial statements contain additional information to that submitted in the State of Financial Situation, Income Statements, Comprehensive Income Statements, Statement of Changes in Shareholders’ equity, and Cash Flow Statement.  These statements provide a narrative description of such statements in a clear, reliable and comparable manner.

The financial statements for the period ending December 31, 2009 were the first prepared according to the International Financial Reporting Standards issued by IASB. This legislation incorporates the following important aspects:

• Significant changes in accounting policies, valuation criteria, and forms of presentation of financial statements.

• A significant increase in the information included in the notes to the financial statements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

For purposes of these financial statements we use certain terms and conventions. References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$21,452.57 as of December 31, 2008 and Ch$20,942.88 as of December 31, 2009.  In 2009, UF inflation was -2.4% compared to +9.3% in 2008. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

The main accounting policies adopted in preparing these financial statements are described below.

a)         Basis of consolidation

The Consolidated Financial Statements include the financial statements of the Bank, its subsidiaries and the New York Branch that participate in the consolidation as of December 31, 2009 and 2008, and include the necessary adjustments and reclassifications to the financial statements of subsidiaries and the New York Branch to bring their accounting policies and valuation criteria into line with those applied by the Bank, in accordance with the international financial reporting standards (IFRS/NIIF).

Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has the ability to exercise control, which is generally but not exclusively reflected by the direct or indirect ownership of at least 50% of the investee’s voting rights, or even if this percentage is lower or zero when the Bank is granted control pursuant to agreements with the investee’s shareholders. Control is understood as the power to significantly influence the investee’s financial and operating policies, so as to profit from its activities.

The financial statements of the subsidiaries are consolidated with those of the Bank through the global integration method (line by line). Accordingly, all significant balances and transactions between the consolidated companies are eliminated through the consolidation process.

The consolidated group is composed of Corpbanca, its subsidiaries and the New York Branch, which are detailed below:

	(direct and indirect)
	Shareholding
	2009	2008
	%	%

Corp Capital Corredores de Bolsa S.A.	100.00	100.00
Corp Capital Administradora General de Fondos S.A.	100.00	100.00
Corp Capital Asesorías Financieras S.A. (1)	100.00	100.00
Corpbanca Corredores de Seguros S.A.	100.00	100.00
Corp Legal S.A. (1)	100.00	100.00
Corp Capital Agencia de Valores S.A.	100.00	—
Corpbanca New York Branch (1)	100.00	—

(1)   Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF, in its Spanish acronym).  The other companies are regulated by the Superintendency of Securities and Insurance (SVS, in its Spanish acronym)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

The company, Corp Capital Agencia de Valores S.A., whose business purpose is to engage in securities intermediation operations, as securities agent, was legally incorporated in November 16, 2009.

The New York Branch has officially began operations on May 4, 2009.

For consolidation purposes, the financial statements of the New York Branch have been translated into Chilean pesos at the closing exchange rate of $507.52 per USD1 as of December 31, 2009 ($637.44 per USD1 as of December 31, 2008), pursuant to International Accounting Standard (IAS) 21 — The Effects of Changes in Foreign Exhange Rates, related to the valuation of foreign investments in economically stable countries.

By public deed dated on September 2, 2009, SMU Corp S.A., a bank business support company was legally incorporated. where Corpbanca holds a 51% of ownership interest. As of the date of issue of these financial statements, SMU Corp S.A. is still in process of paying-in its committed capital.

Assets and net operating income of subsidiaries represent a 1.7% and 8.2%, respectively, out of the total consolidated assets and operating income as of December 31, 2009 (1.6% and 7.7% in 2008, respectively).

b)         Responsibility for the information

The information contained in these consolidated financial statements is the responsibility of the Company’s Board, which expressly state that IFRS principles and standards have been fully implemented.

In preparing the consolidated financial statements, certain estimates made by the Bank’s management have been used in order to quantify some of the assets, liabilities, income, expenses and commitments recorded in such statements.

c)         Operating segments

Corpbanca provides financial information by operating segment with the purpose of identifying and disclosing in the notes to the financial statements the nature and financial effect of its business activities and the economic environments in which it operates in accordance with IFRS 8 - Operating segments.

The Bank discloses separate information for each operating segment that:

i.        has been identified;

ii.       exceeds the quantitative thresholds stipulated for a segment.

Operating segments with similar economic characteristics often have a similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with the basic principles of the International Financial Reporting Standards (IFRS) 8 and the segments have similar economic characteristics and are similar in each of the following respects:

i.       the nature of the products and services;

ii.      the nature of the production processes;

iii.     the type or category of customers that use their products and services;

iv.     the methods used to distribute their products or services; and

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

v.     if applicable, the nature of the regulatory framework, for example, banking, insurance, or utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.       Its reported income, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external income of all the operating segments.

ii.      The absolute value of its reported profit or loss is 10% or more, in absolute terms, of the greater of: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.     Its assets represent 10% or more of the combined assets of all the operating segments.

The objective of that standard is for the Bank to provide information about the different types of business activities in which it engages to enable users of its financial statements to:

•       Better understand the Bank’s performance;

•       Better evaluate its future cash projections; and

•       Better judge about the Bank as a whole

In order to meet the requirements of IFRS 8, the followings are the operating segments identified by Corpbanca whose operating results are regularly used by Senior Management and the Board of Directors in assessing the bank’s performance and making operating, financing and investing decisions:

Commercial banking:

c.1    Large companies and Corporate - includes a full range of financial products and services for companies with annual sales over US$30 million.  Financial products include commercial loans, working-capital lines of credit, trade financing, payment services, and short-term and other deposits.

c.2    Companies - includes a full range of financial products and services for companies with annual sales under US$30 million.  Leasing and factoring have been included in this business activity.

Retail banking:

c.3    Traditional and Private banking - offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income segments.

c.4    Lower income retail banking - which corresponds to Bancondell, offers among other products, consumer loans, credit cards and mortgage loans to the low-to-middle income segments.

Treasury and International:

c.5    Primarily includes our treasury activities such as financial management, funding and liquidity, as well as our international businesses.

Non-banking financial services:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

c.6    These are services performed by our subsidiaries, which include insurance brokerage, financial advisory service, asset management and securities brokerage.

d)         Functional currency

The Bank has defined the Chilean Peso as its functional currency and the presentation currency for the consolidated financial statements.  The functional currency is the currency of the primary economic environment in which the Bank operates.  Consequently, all balances and transactions denominated in currencies other than Chilean Pesos are considered as denominated in “foreign currencies”.

The Bank translates the financial statements of its New York Branch from US dollars into Chilean Pesos according to the instructions established by the Superintendency of Banks and Financial Institutions, which are consistent with IAS 21.  All the amounts of the Income Statement and of the Financial Statement are converted into Chilean Pesos according to the exchange rate indicated in Note 1 e) below.

e)         Foreign currency

According to the international financial reporting standars (IFRS/NIIF) and in accordance with IAS 29 - Financial Reporting in Hyperinflationary Economies, a price-level restatement is applicable to any entity whose functional currency is the currency of a hyperinflationary economy (an economy with cumulative inflation rate over three years is approaching or exceeds 100%). Since the Chilean economy does not meet this requirement, the provisions of IAS 29 are not applicable to the Bank.

The financial statements of the consolidated entities whose functional currencies are other than the Chilean Peso are translated into the presentation currency as follows:

e.1    Assets and liabilities are translated at the closing exchange rate as of December 31, 2009 y 2008.

e.2    Income, expenses and cash flows are translated at the exchange rate at the date of the transactions.

e.3    Net equity components are translated at the historical exchange rates.

The resulting exchange differences of translating into Chilean pesos the functional currency balances of the consolidated entities whose functional currency is other than the Chilean Peso, are recorded and accumulated as a “Translation reserve” within the line item “Valuation gains (losses)” within equity, until the disposal of the subsidiary(ies); moment on which it is reclassified to net income.

The amount of net foreign exchange gains and losses includes the recognition of the effects of fluctuations in the exchange rates on assets and liabilities denominated in foreign currencies. It also includes foreign exchange gains or losses on current and future transactions performed by the Bank.

Furthermore, the Bank grants loans and accepts deposits in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies and only held by the Bank are translated to Chilean pesos based on the market rate published by Reuters.

Assets and liabilities denominated in foreign currencies are expressed in Chilean pesos using the exchange rate of $507.52 per USD1 as of December 31, 2009 ($637.44 per USD1 as of December 31, 2008).

The net foreign exchange gain totaled MCh$49,635 for the year ended December 31, 2009 (net foreign exchange loss totaled MCh$42,887 in 2008) is presented in the Consolidated Statement of Income. It includes the recognition of the effects for exchange rate fluctuations over foreign-currency-denominated, or adjustable for exchange rate, assets and liabilities, and the gains (losses) obtained from the Bank’s exchange operations.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

f)         Asset and liability valuation and clasification criteria

f.1 The criteria for measuring the assets and liabilities presented in the statement of financial position are the following:

Assets and liabilities measured at amortized cost:

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization of any difference between the initial amount and the maturity amount, and minus any reduction for impairment or uncollectibility.

The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cas payments and receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability.

Assets measured at fair value:

Fair value of an asset or liability is the amount for which an asset could be exchanged and liability could be settled between knowledgeable, willing parties in an arm’s lengh transaction. The most objective and habitual reference of the fair value of an asset or liability is the price that would be paid in an organized and transparent market (“quoted price” or “market price”).

When there is no market price to determine the amount of the fair value for a certain asset or liability, the price established in recent transactions of similar instruments is considered in order to estimate its fair value.

In those cases when it is not possible to determine the fair value of a financial asset or a financial liability, these are measure at amortized cost.

The consolidated financial statements have been prepared on the basis of amortized cost, except for:

Derivative financial instruments that are measured at fair value.

Financial investments available-for-sale that are measured at fair value.

Trading portfolio financial assets that are measured at fair value.

Certain items of property, plant and equipment (real estate property) and intangible assets (integrated banking system)  have been measured at the date of transition to the new standards at fair value and that fair value has been used as its deemed cost at that date.

f.2 Classification of financial assets for measurement purposes

The financial assets are initially classified into the various categories used for management and measurement purposes.

Financial assets are included for measurement purposes in one of the following categories:

•       Portfolio of trading investments (at fair value with the changes recorded in the Consolidated Statement of Income): this category includes the financial assets acquired for the purpose of generating a profit in the short term from fluctuations in their prices. This category includes the portfolio of trading investments and financial derivative contracts not designated as hedging instruments.

•       Available-for-sale investment instrument portfolio: debt instruments not classified as “held-to-maturity investments,” “Credit investments (loans and accounts receivable from customers or interbank loans)” or

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

“Financial assets at fair value through profit or loss.” Available for sale investments are initially recorded at cost, which includes transactional costs. Available-for-sale instruments are subsequently valued at their fair value, or based on appraisals made with the use of internal models when appropriate. Unrealized profits or losses stemming from changes of fair value are recorded as a debit or credit to equity accounts (“Valuation accounts”). When these investments are divested or become impaired, the adjustments to accumulated fair value in equity are transferred to the Consolidated Statement of Income under “Net income from financial operations.”

•       Held-to-maturity instrument portfolio: this category includes debt securities traded on an active market, with a fixed maturity, and with fixed or determinable payments, for which the Bank has both the intent and a proven ability to hold to maturity. Held to maturity investments are recorded at their cost plus interest earned, minus provisions for impairment established when their recorded value exceeds the estimated recoverable value.

•       Credit investments (loans and accounts receivable from customers or interbank loans): this category includes financing granted to third parties, based on their nature, regardless of the type of borrower and the form of financing. Includes loans and accounts receivable from customers, interbank loans, and financial lease transactions in which the consolidated entities act as lessors.

f.3 Classification of financial assets for presentation purposes

Financial assets are classified by their nature into the following line items in the consolidated financial statements:

•    Cash and deposits in banks: Cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts placed in overnight transactions will continue to be reported in this line item and in the lines or items to which they correspond. If there is no special item for these transactions, they will be included with the reported accounts.

•    Unsettled transactions: This item includes the values of swap instruments and balances of executed transactions which contractually defer the payment of purchase-sale transactions or the delivery of the foreign currency acquired.

•    Trading investments: This item includes financial instruments intended to be traded and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

•    Financial derivative contracts: Financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or hedging, as shown in Note 8 to the Consolidated Financial Statements.

•           Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•           Hedging derivatives: Includes the fair value of derivatives designated as hedging instruments in hedge accounting, including the embedded derivatives separated from the hybrid financial instruments designated as hedging instruments in hedge accounting.

•    Interbank loans: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in the preceding items.

•    Loans and accounts receivable from customers: These loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented in loans.

•    Investment instruments: These are classified into two categories: held-to-maturity investments and available-for-sale instruments. The held-to-maturity investment category includes only those instruments for which the Bank has the

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

ability and intent to hold them until their maturity. Other available for sale investments are treated as available for sale.

Available for sale investments are initially recorded at cost, which includes transactional costs. Available-for-sale instruments are subsequently valued at their fair value according to market prices or valuations determined through the use of models. Unrealized profits or losses resulting from changes of fair value are recorded as a debit or credit to equity accounts. When these investments are divested or become impaired, the adjustments to accumulated fair value in equity are transferred to the Consolidated Statement of Income under “Net income from financial operations.”

Held to maturity investments are recorded at their cost plus interest earned, minus provisions for impairment losses established when their book value exceeds the estimated recoverable value.

f.4 Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes.

Financial liabilities are classified for measurement purposes into one of the following categories:

•    Financial liabilities held for trading (at fair value through profit or loss): Financial liabilities issued to generate a short-term profit from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from definitive sales of financial assets purchased under resale agreements or borrowed (“short positions”).

•    Financial liabilities at amortized cost: financial liabilities, regardless of their type and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions, whatever their form and maturity.

f.5 Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the consolidated financial statements:

•      Demand deposits and other demand obligations. This item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations; i.e., operations which become callable the day after the closing date are not treated as on-demand obligations.

•      Unsettled transactions: This item includes the balances of asset purchases that are not settled on the same day and for sales of foreign currencies not delivered.

•      Securities repurchase and loan contracts: This item includes the balances of sales of financial instruments under securities repurchase and loan agreements.

•      Time deposits and other liabilities: This item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

•      Financial derivative contracts: This item includes financial derivative contracts with negative fair values, whether they are for trading or for account hedging purposes, as set forth in Note 8.

•     Trading derivatives: Includes the fair value of the financial derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•     Hedging derivatives: Includes the fair value of the derivatives designated as hedge accounting instruments, including embedded derivatives separated from hybrid financial instruments and designated as hedge accounting instruments.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

•      Interbank borrowings: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which were not classified in any of the previous categories.

•      Debt instruments issued: This encompasses three items. They are obligations under letters of credit, subordinated bonds, and senior bonds.

•      Other financial obligations: This item includes credit obligations to persons distinct from other domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the regular course of business.

f.6 Valuation techniques

Financial instruments at fair value, determined on the basis of quotations in active markets, include government debt securities, private sector debt securities, shares, short positions, and fixed-income securities issued.

In cases where quotations cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs and, in very specific cases, they use significant inputs not observable in market data. Various techniques are employed to make these estimates, including the extrapolation of observable market data and extrapolation techniques.

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market date, mainly interest rates.

The main techniques used as of December 31, 2009 and 2008 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.    In the valuation of financial instruments permitting static hedging (mainly “forwards” and “swaps”), the “present value” method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.   In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.  In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments arising from the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of raw materials and shares, volatility and prepayments, among other things. The valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

f.7 Recording results

As a general rule, changes in the carrying amount of financial assets and liabilities are recorded in the Consolidated Statement of Income, distinguishing between those arising from the accrual of interest, which are recorded under interest income or interest expense as appropriate, and those arising for other reasons. Finally they are recorded at their net amount under net income from financial operations.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

In the case of trading investments, the fair value adjustments, interest income, indexation adjustments, such as realized profits/losses from trading, are included in the Consolidated Statement of Income under “Net income from financial operations.”

Adjustments due to changes in fair value from:

•          “Available-for-sale instruments” are recorded as part of the Bank’s consolidated net equity (Other comprehensive income) until they are removed from the Consolidated Statements of Financial Position in which they originated, at which time they are recorded in the Consolidated Statement of Income.

•          Items debited or credited to “valuation accounts - Available-for-sale instruments” remain in the Bank’s consolidated net equity until the related assets are removed, whereupon they are charged to the Consolidated Statement of Income.

f.8 Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if the subsidaries currently have a legally enforceable right to offset the recorded amounts and intend either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

g)                 Trading portfolio financial assets

Trading portfolio financial assets correspond to financial assets acquired with the purpose of generating earnings from short-term price fluctuations or from brokerage margins, or which are part of a portfolio of a recent actual pattern of short-term profit-taking.

Trading portfolio financial assets are valued at fair value based on market prices or valuation models prevailing on the closing date of the financial statements. Gains or losses from changes in fair value, as well as gains or losses from their trading are included in line item “Trading and investment income” within the statement of comprehensive income. Accrued interest income and indexation adjustments are also included as “Trading and investment income”.

All purchases and sales of trading instruments to be delivered within the deadline period established by market regulations and conventions, are recognized on the trade date, which is the date on which the commitment is made to purchase or sale the asset.

h)                         Investment instruments

Investment instruments are classified into two categories: financial investments held-to-maturity and financial investments available-for-sale.

Held-to-maturity investments category include only those instruments for which the Bank has the positive intent and ability to hold to maturity.  All other investment instruments are categorized as available-for-sale.

Instruments available for sale are initially recognized at cost, including transaction costs. Subsequent to initial recognition, available for sale investments are measured at fair value based on market prices or valuations by using models, less any impairment losses.  Gains or losses from changes in fair value are recognized in other comprehensive income and accumulated in the “Financial investments available for sale reserve” within Shareholders’ Equity. When these investments are sold or determined to be impaired, the cumulative gains or losses previously accumulated in the financial investment available for sale reserve are transferred to income and reported under line item “trading and investment income”.

Held-to-maturity investments are recorded at cost plus accrued interest and indexation adjustments, less any provisions for impairment losses recorded when their carrying amount exceed their estimated recoverable amount.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

Interest and indexation adjustments on held-to-maturity and available-for-sale investments are included under line item “Interest revenue” withing the Consolidated Statement of Income.

Investment instruments designated as hedging instruments are measured using the requirements established for hedge accounting.

All purchases and sales of investment instruments to be delivered within the deadline period established by market regulations and conventions, are recognized on the trade date, which is the date on which the commitment is made to purchase or sell the asset.

Management has evaluated the portfolio classified as “Financial investments available-for-sale” in order to assess whether there are any impairment indicators. This assessment takes into consideration the economic, intention and ability of the Bank to hold these investments to maturity. Based on this evaluation, management believes that the investment portfolio does not present any evidence of impairment.

As of December 31, 2009 and 2008, the Bank does not maintain a portfolio classified as held-to-maturity.

i)                            Financial derivative contracts

Financial derivative contracts including foreign exchange forwards, interest rate futures, currency and interest rate swaps, interest rate options, and other derivative instruments are initially recognized at cost (including transaction fees) and are subsequently measured at fair value. The fair value is obtained from market quotes, discounted cash flow models and option valuation models, as appropriate. Derivatives contracts are presented on the statement of financial position as an asset when their change in fair value is positive and as a liability when is negative under line item “Derivative financial instruments” within the assets and liabilities section.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risk and economic characteristics are not clearly related to those of the host contract such host contract is not recorded at fair value through profit or loss.

On the inception of derivatives contract, these should be designated by the Bank as a trading derivative or as a hedging instrument for hedge accounting purposes.

The changes in the fair value of trading derivatives are recorded in line item “Trading and investment income” within the Consolidated Statement of Income.

If the derivative is designated as a hedging instrument in a hedge relationship, this may be: (1) a fair value hedge of assets or liabilities or firm commitments, or (2) a hedge of cash flows related to recognized assets or liabilities or expected transactions. A hedging relationship qualifies for hedge accounting if, and only if, all of the following conditions are met: (a) at the inception of the hedge there is formal designation and documentation of the hedging relationship; (b) the hedge is expected to be highly effective; (c) the effectiveness of the hedge can be reliably measured and; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

Transactions with derivatives that do not qualify for hedge accounting are recognized and presented as trading derivatives, even if they provide an effective economic hedge for managing risk positions.

When a derivative instrument hedges the risk exposure to changes in the fair value of a recognized asset or liability, the asset or liability is recorded at its fair value with respect to the specific risk hedged. Gains or losses from measuring the fair value of the item hedged and the hedging derivative instrument are recognized in income.

If the hedged item in a fair value hedge is a firm commitment, the changes in the fair value of the firm commitment with respect to the hedged risk are recognized as assets or liabilities with the corresponding gain or loss recognized in income. The gains or losses from measuring the fair value of the hedging derivative instrument are also recorded in

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

income. When an asset or liability is acquired or assumed as a result of the firm commitment, the initial carrying amount of the acquired asset or assumed liability is adjusted to include the cumulative change in the fair value of the firm commitment attributable to the hedged risk that was recognized in the statement of financial position.

When a derivative instrument hedges exposure to variability in cash flows of recognized assets or liabilities, or highly probable forecasted transactions, the effective portion of the changes in fair value with regard to the risk hedged is recognized in other comprehensive income. Any ineffective portion is immediately recognized in income. The accumulated gains or losses recognized in other comprehensive are reclassified to income in the same period or periods in which the assets or liabilities affect the income statement.

j)                            Revenue and expense recognition

The most significant criteria used by the Bank to recognize revenue and expenses are summarized as follows:

j.1 Interest revenue, interest expense and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method.

However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than three months past due. This interest is recognized as income, when collected, as a reversal of the related impairment losses.

Dividends received from investments in other companies are recognized in income when the right to receive them has been entitled, and are presented under item; “Income attributable to investments in other companies”.

j.2 Commissions, fees, and similar items

Fee and commission income and expenses are recorded in the Consolidated Statement of Income based on criteria that differ according to their nature. The main criteria are:

•             Those arising from transactions or services that are performed over a period of time are recorded over the life of such transactions or services.

•             Those originated by a specific act are recognized when the specific act has occurred.

j.3 Non-finance income and expenses

Non-finance income and expenses are recognized on an accrual basis.

j.4 Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recorded in the Consolidated Statement of Income using the effective interest method.

k)       Impairment

Financial assets

A financial asset is assessed at the end of each reporting period to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after initial recognition of the asset (a

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

‘loss event’), and that loss event (or events) has an impact on the estimated future cash flows of a financial asset or group of financial assets that can be reliably estimated. It may not be possible to identify a single, discrete event that caused the impairment.

Balances are deemed to be impaired, and the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received by the consolidated entities to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding. The amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated is not material with respect to the Group’s financial statements taken as a whole.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

When the recovery of any recognized amount is considered unlikely, the amount is written off, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to expiry of the statute-of-limitations period, forgiveness or any other cause

An impairment loss relating to a financial asset available for sale is calculated based on its fair value.

Individually significant financial assets are assessed individually to determine whether objective evidence of impairment exists. The remaining financial assets are included in groups with similar credit risk characteristics and are collectively assessed for impairment.

All impairment losses are recorded in income. Any cumulative loss relating to a financial asset available for sale that has been recognized in other comprehensive income is reclassified from equity to income.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recognized. In the case of financial assets carried at amortized cost and those debt instruments classified as financial assets available for sale, the reversal of impairment losses is recorded in income.

Non-financial assets:

The carrying amount of non-financial assets are regularly reviewed to determine whether there is any indication that the asset may be impaired. If any such indication exists, the Bank estimates the recoverable amount of the asset.  In the case of goodwill and intangible assets with indefinite useful lives or that are not ready for their intended use their recoverable amounts are estimated at each reporting date.

l)           Property, plant and equipment and leases

Property, plant and equipment consist of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank or acquired under finance leases. Assets are classified according to their use as follows:

Property, plant and equipment for own use

Property, plant and equipment for own use (including, among other, assets received in lieu of payment which are intended to be held for continuing own use and assets acquired under finance leases) are presented at acquisition cost less accumulated depreciation and accumulated impairment losses.

For these purposes, the acquisition cost of assets received in lieu of payment is equivalent to the net amount of the financial assets surrendered in exchange.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

Depreciation is calculated using the straight line method over the acquisition cost of assets minus their residual value, assuming that the land on which buildings and other structures sit has an indefinite life and, therefore, is not subject to depreciation.

The Bank applies the following useful lives to the fixed assets that comprise its total assets:

Item	Useful life (Years)

Buildings	100
Facilities	10
Furniture	10
Vehicles	10
Office equipment	10
Security instruments and implements	5
Other minor assets	5

The consolidated entities assess at the end of each reporting date whether there is any indication that the carrying amount of any of their tangible assets exceeds its recoverable amount; if so, the carrying amount of the asset is reduced to its recoverable amount and future amortization charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life, if the useful life needs to be reestimated.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recorded in prior periods and adjust the future amortization charges accordingly.  In no circumstance may the reversal of an impairment loss on an asset increase its carrying value above the one it would have had if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of each reporting period to determine significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the amortization charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets (property, plant and equipment) held for own use are recorded as an expense in the period in which they are incurred.

Assets leased out under an operating lease

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee’s purchase option at the end of the lease term, is recorded as loans to third parties and is therefore included under “Loans and accounts receivable from customers” in the Consolidated Statements of Financial Position.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

When the consolidated entities act as lessees, they show the cost of the leased assets in the Consolidated Statements of Financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance revenues and finance expenses arising from these contracts is credited and debited, respectively, to “Interest income” and “Interest expense” in the Consolidated Statement of Income so as to achieve a constant rate of return over the lease term.

Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under “PP&E” (property, plant and equipment). The depreciation policy for these assets is consistent with that for similar items of tangible assets (property, plant and equipment) held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Statement of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative and other expenses” in their Consolidated Statement of Income.

m)          Investments in other companies

Shares or rights in companies in which the Bank and its subsidiaries exercise significant influence (i.e. more than 20% of ownership interest) are accounted for using the equity method.  Those investments in companies in which the bank and its subsidiaries do not exercise significant influence, are recorded at cost and dividends are recognized when they are received.

n)             Provision for loan losses

The provisions required to cover the risk of losses of loans and receivables to banks and customers are determined and recognized on a monthly basis, considering the types of existing provisions, the evaluation models used and the types of operations.

The evaluation models, criteria and procedures to perform an overall assessment of credit risk and to determine the amount of provision to be recognized, are approved by the Bank’s Directors Committee and are defined in the Credit Policy.

Processes and compliance of the Policy are evaluated and supervised according to internal control procedures in order to ensure its compliance and to maintain an adequate level of provisions that would cover losses attributable to expected and incurred impairment.

Provisions are referred to as “individual” when correspond to debtors that are individually evaluated, as considering their size, complexity or level of exposure make it necessary to analyze them on a case-by-case basis and, are referred to as “group” when correspond to a large number of operations whose amounts are not individually significant and relate to individuals or small-size companies.

Provisions are classified as:

•                                 Individual provisions over normal portfolio

•                                 Individual provisions over impaired portfolio

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

•                                 Group provisions over normal portfolio

•                                 Group provisions over impaired portfolio

Our loan loss reserve is intended to cover losses in connection with substandard loans (including risks and other losses relating to certain performing loans and operations). A loan is considered to be an impaired or substandard loan—and therefore its carrying amount is adjusted to reflect the effect of its impairment—when there is objective evidence that events have occurred which, in the case of loans, give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

As a general rule, the carrying amount of an impaired loan is adjusted with a charge to the consolidated income statement for the year in which the impairment becomes known, and the recoveries of previously recognized impairment losses are recognized in the consolidated income statement for the year in which the impairment is reversed or reduced.

The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows. The following is to be taken into consideration when estimating the future cash flows:

• all the amounts that are expected to be obtained over the residual life of the instrument, including, where appropriate, those which may result from the guarantees provided for the instrument (after deducting the costs required for foreclosure and subsequent sale);

• the various types of risk to which each instrument is subject; and

• the circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual interest rate at the discount date (if it is variable).

The possible impairment losses on these assets are determined:

• individually, for all significant loans and for those which, although not significant, cannot be classified in homogenous groups of instruments of similar characteristics, i.e., by instrument type, debtor’s industry and geographical location, type of guarantee, age of past-due amounts, etc.

• collectively, in all other cases.

Criteria for determining impairment losses resulting from materialization of the insolvency risk of the obligors have been established. Under these criteria, a loan is impaired due to insolvency:

• when there is evidence of a deterioration of the obligor’s ability to pay, either because it is in arrears or for other reasons, and/or

• when country risk materializes; country risk is considered to be the risk associated with debtors resident in a given country due to circumstances other than normal commercial risk.

Similarly, different classifications of transactions have been established on the basis of the nature of the obligors, the conditions of the countries in which they reside, transaction status, type of associated guarantees, and time in arrears.

In addition to the recognition of identified losses, provisioning, for the losses inherent in loans not measured at fair value through profit or loss and in contingent risks classified as standard is recognized taking into account the historical experience of impairment and the other circumstances known at the time of the assessment. For these purposes, inherent losses are the losses incurred at the date of the financial statements, calculated using statistical procedures, that have not been allocated to specific transactions.

The Bank has implemented a methodology which complies with IFRS related to the determination of the level of provisions required to cover inherent losses. The aforementioned methodology takes as the first step the classification of portfolios considered as normal risk (debt instruments not valued at their fair value with changes in the income

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

statement, as with contingent risks and contingent commitments). Once the portfolios have been classified in the aforementioned groups, the Bank based on its experience and the information available to it with respect to the Chilean banking sector, has determined the method and amount of the parameters that entities should apply in the calculation of the provisions for inherent losses in debt instruments and contingent risks classified as normal risk.

The Bank estimates the provisions to be made to create these allowances using models based on our own credit loss experience and management’s estimates of future credit losses. The Bank has developed internal risk models, based on historical information available for each country and type of risk (homogenous portfolios). These models produce a range of results that comprises the level of provisions that we arrive at using the model established by the Bank as explained above. These internal models may be applied in future periods but are subject to local regulatory review. In order for each internal model to be considered valid by the local regulator, the calculation should be methodologically correct, and be supported by historical information which covers at least one complete economic cycle and stored in databases which are consistent with information that has been audited by both the Bank’s internal audit function and external auditors.

The development of the internal model has led to the introduction of databases that can be used to accurately estimate the risk parameters required in the calculation of capital and incurred loss, following best practices in the market.

The estimates of the portfolio’s inherent risks and overall recovery vary with changes in the economy, individual industries, countries and individual borrowers’ or counterparties’ ability and willingness to repay their obligations. The degree to which any particular assumption affects the allowance for credit losses depends on the severity of the change and its relationship to the other assumptions.

Key judgments used in determining the allowance for loan losses include: (i) risk ratings for pools of commercial loans and leases; (ii) market and collateral values and discount rates for individually evaluated loans; (iii) product type classifications for consumer and commercial loans and leases; (iv) loss rates used for consumer and commercial loans and leases; (v) adjustments made to assess current events and conditions; (vi) considerations regarding domestic, global and individual countries economic uncertainty; and (vii) overall credit conditions.

Responsibility of the Board of Directors

The models used are reviewed annually to ensure the best estimation of provisions at the end of the year, and their results are communicated to the Board of Directors who assessed them at least annually and, at the end of each reporting date, expressly states its conformity about the sufficiency of the level of provisions to cover against all losses that might be derived from the credits granted.

o)              Impaired loan portfolio and write-offs

The impaired loan portfolio includes those loans on which there is concrete evidence that debtors will not meet some of their contractual payment obligations - regardless the possibility to collect the amounts due by recurring to the collaterals - by exercising legal collection actions or by agreeing different contractual conditions.

Based on above, the Bank will maintain these loans in the impaired loan portfolio until debtors behavior or payment capacity is not recovered, without prejudice of writing off credits individually considered that meet the written-off conditions indicated below.

Impairment identification is provided on a monthly basis in a centralized manner by the Risk Classification and Provision System, as defined in the Credit Policy.

Write-offs

As a general rule, write-offs must be made when the contractual rights over cash flows expire. For loans, even when the foregoing has not occurred, write-offs must be made against the respective asset balances.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

The write-offs remove the asset corresponding to the relevant transaction from the Statement of Financial Position, including the portion that may not have become due in the case of an installment loan or a leasing transaction (there are no partial write-offs).

Write-offs must always be recorded through a charge against the loan loss allowances established.

Write-offs of loans and accounts receivable are based on due, past-due and current installments, and the term must run from the commencement of the arrears, i.e., the write-off must be recorded when the arrears on an installment or portion of a loan in a given transaction reaches the time limit for write-off stipulated below:

Type of loans	Deadline

Consumer loans with or without collaterals	6 months
Consumer leasing	6 months
Other non-real estate leasing operations	12 months
Other operations without collaterals	24 months
Commercial loans with collaterals	36 months
Real estate leasing (commercial and mortgage)	36 months
Mortgage loans for mortgage	48 months

The deadline corresponds to the time elapsed since the date in which all or part of the debt in arrears became due.

Subsequent payments to be obtained from written-off operations shall be recognized in results as recoveries from written-off credits.

Renegotiations of written-off credits shall not originate income, for as long as the operation continues to be classified as impaired; whereas any payments so received must be treated as recoveries of written-off credits.

A renegotiated credit may only re-enter the assets if it ceases to be classified as impaired, also recognizing the activation income as recovery of written-off credits.

p)              Contingent assets and liabilities

Contingent are those operations or commitments in which the bank assumes a credit risk upon committing itself before third parties, before the occurrence of a future fact, to make a payment or disbursement that must be recovered from its clients.

The bank and its subsidiaries keep a record of the following balances -related to commitments or to liabilities of its own line of business- in memorandum accounts: Collaterals and guarantees, confirmed foreign letters of credit, documentary letters of credit issued, bank vouchers, inter-bank vouchers, freely disposable lines of credit, other credit commitments and other contingent.

q)              Deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, according to the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability is settled.  The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law approving such changes is published.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

As of December 31, 2009 and 2008, the bank has recognized deferred tax assets; as management has determined that it is probable that taxable profits will be available agains which the temporary differences of tax losses can be utilized at the end of each reporting period.

The effects of deferred taxes because of temporary differences between the tax basis and the carrying amount balances are recorded on an accrual basis, according to IAS 12.

r)              Derecognition of financial assets and liabilities

The accounting treatment of financial asset transfers is conditioned by the degree and form in which risks and benefits associated to the assets are transferred to third parties:

1.                   If the Bank transfers substantially all the risks and rewards to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the assignor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is removed form the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

2.                   If the Bank retains substantially all the risks and rewards associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements to repurchase at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not removed from the Consolidated Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

a)                   An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b)                  Both the income from the transferred (but not removed) financial asset as well as any expenses incurred on the new financial liability.

3.                   If the Bank neither transfers nor substantially retains all the risks and rewards associated with the transferred financial asset — as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases — the following distinction is made:

a)                   If the assigning entity does not retain control of the conveyed financial assets: it is written-off the balance sheet and any right or obligation withheld or created as a consequence of such transfer is recognized.

b)                  If the assignor entity retains control of the conveyed financial asset: it continues to recognize it in the balance sheet for a value equal to its exposure to value changes that might be experienced and it recognizes a financial liability associated to the conveyed financial asset.  The net value of the asset conveyed and the liability associated shall be the amortized cost of the rights & obligations withheld, if the conveyed asset is measured according to its amortized cost, or according to the fair value of the rights & obligations thus obtained, if the conveyed assets are measured at their fair value.

In line with the foregoing, financial assets are only written-off the balance sheet when the rights over the cash flows that they generate are extinguished or when their implicit or ensuing risks and benefits have been substantially conveyed to third parties.  Similarly financial liabilities are only writte-off the balance sheet when the obligations that they generate are extinguished or when they are acquired with the intention of cancelling or placing them out again.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

s)     Vacation expense

The annual cost of employee vacations and benefits are recorded on an accrual basis.

t)                Intangible assets

Intangible assets are identified as non-monetary assets (separated from Other assets) without a physical substance that arise as a result of a legal transaction or that are internally developed by the consolidated entities.  These are assets whose cost may be reliably estimated and for which the consolidated entities consider it probable to recognize future economic benefits. All of them have finite useful life.

Intangible assets are initially recognized at their acquisition or production cost and are subsequently measured at cost less accumulated amortization and accumulated impairment losses. The amortization is calculated using the straight line method over the acquisition cost of assets minus their residual value.

u)             Cash and cash equivalent

For the preparation of the cash flow statement, the Bank applied the indirect method, in which, starting with the bank’s income before taxes, non-monetary transactions are subsequently incorporated, as well as income and expenses associated with cash flows classified as  investing or financing activities.

The preparation of the cash flow statements takes the following items into account:

a)                  Cash flows: the inflow or outflow of cash and cash equivalent, understanding as such the balances in items such as: Central Bank of Chile deposits, Domestic bank deposits, and Foreign bank deposits.

b)                 Operating activities:  they correspond to normal activities performed by Banks, as well as other activates that cannot be classified as either investments or financing.

c)                  Investment activities:  they correspond to the acquisition, sale or disposal by other means, of long-term assets and other investments not included in cash and cash equivalent.

d)                 Financing activities:  these are activities that produce changes in the size and composition of the net Shareholders’ equity and liabilities that are not part of operating activities or investments.

In the statement of cash flow, cash and cash equivalents are defined as cash balances and bank deposits plus the net balance of items in course of collection.  Cash and cash equivalents balances and their reconciliation to the cash flow statement are detailed in Note 5 of these financial statements.

v)               Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the balances reported for assets and liabilities, the disclosure of asset or liability contingencies as of year-end, as well as income and expense accounts. Actual results may differ from these estimates.

In certain cases, generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold, or in the case of a liability, could be incurred or settled, in a current transaction between willing parties instead of a forced settlement or sale. Where available, quoted market prices in active markets have been used as the basis for measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover possible losses in accordance with IAS 39. It requires that, to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provisions for loan losses” in the Consolidated Statement of Income. Loans are written-off when management determines that a loan or a portion thereof is uncollectible. Write-offs are recorded as a reduction of the provisions for loan losses.

w)            Mandatory dividends

The Bank recognizes as a liability, the portion of net income to be distributed in compliance with the Corporations Law or pursuant to its dividend policy, which states that at least 50% of net income will be distributed.

x)              Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recorded, in the case of assets received in lieu of payment, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

These assets are subsequently valued at the lower of initially recorded value and net realization value, which corresponds to their fair value (liquidity value determined through an independent appraisal) minus the cost of sales associated therewith.

y)              Factored receivables

Factored receivables are valued at the purchase price of the loan. The price difference between the amounts disbursed and the actual value of the receivables is earned and recorded as interest income over the financing period. The transferor is responsible for payment of the loans if the receivables are not collected.

z)              Non-current assets held for sale

Non-current assets (or a group which includes assets and liabilities for disposal) expected to be recovered mainly through sales rather than through continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of book value and fair value minus cost of sale.

As of December 31, 2009 and 2008, the Bank has not classified any non-current assets as held for sale.

aa)        Earnings per share

Basic earnings per share are determined by dividing the net income attributable to equity holders of the Bank in a period by the weighted average number of shares outstanding during the period.

Diluted earnings per share are determined in a similar manner as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2009 and 2008 the Bank did not have instruments that generated diluting effects on shareholders’ equity.

bb)        Temporary acquisition (assignment) of assets

Purchases (sales) of financial assets under non-optional resale (repurchase) agreements at a fixed price (“repos”) are recorded in the Consolidated Statements of Financial Position financial assignments (receipts) based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

cc)        Assets under management and investment funds managed by the Bank

The assets managed by Corp Capital Administradora General de Fondos S.A. which are the property of third parties are not included in the Consolidated Statements of Financial Position.  The relevant management fees are included in “Fee and commission income” in the Consolidated Statement of Income.

dd)        Consolidated statement of changes in consolidated Shareholders’ equity.

The consolidated statement of changes in shareholders’ equity included in these consolidated financial statements presents the total changes of the year in shareholders’ equity.  This information is submitted in two statements: the consolidated statement of comprehensive income and the consolidated statement of changes in Shareholders’ equity. The main characteristics of the information contained in the two parts of the statement are explained below:

Consolidated statement of comprehensive income

This represents the income and expenses generated by the Bank as a result of its business activity in the period, separately disclosing income and expenses recorded in the Consolidated Statement of Income for the period and the other income and expenses recorded directly in other comprehensive income.

Accordingly, this statement presents:

i.                     Consolidated Statement of Income for the period.

ii.                  The net amount of income and expenses temporarily recorded under valuation adjustments within shareholders’ equity.

iii.               The net amount of income and expenses permanently recorded in shareholders’ equity.

iv.              The income tax effect on the items indicated in ii) and iii), above, except for valuation adjustments arising from investments in associated companies accounted for by using the equity method, which is presented deducted from the items indicated in ii) and iii).

v.                 Total consolidated income and expenses recorded, calculated as the sum of the above items, presenting separately the amount attributable to equity holders of the Bank and the amount attributable to Non controlling interest.

Income and expenses related to equity method accounted entities registered directly against the net Shareholders’ equity in this statement, whichever its nature, under item: “Entities valued according to the equity method”.

Statement of changes in Shareholders’ equity

The Consolidated Statement of Changes in Shareholders’ Equity presents all the changes occurring in net equity, including those arising from accounting changes and correction of errors. Accordingly, this statement provides a reconciliation of the beginning and ending balance of the period for all items in consolidated net equity, grouping the changes into the following items based on their nature:

i.                     Adjustments for changes in accounting criteria and the correction of errors: includes the changes in consolidated net equity arising as a consequence of the retroactive restatement of the financial statement balances as a consequence of changes in the accounting criteria or in the correction of errors.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

ii.                  Revenues and expenses recorded in the period: reflects, in aggregate form, all the items recorded in the Consolidated Statement of Income indicated above.

As a result of the foregoing, the Bank set up a Transition Plan to apply the new accounting standards that includes, among other aspects, an analysis of the differences between accounting criteria, a selection of accounting criteria applicable to cases permitting alternative treatment and an evaluation of information procedures and systems.

In accordance with such Transition Plan, the norms of the new International financial reporting standards have been applied retroactively as of January 1, 2008 preparing an opening balance sheet as of that date.

Note 2 of these financial statements depict and explain the main impacts caused by migrating into these new accounting standards, both at the balance sheet level as well as at the level of income statement.

ee)        Provisions and contingent liabilities

Provisions are present obligations arising from legal or contractual requirements, valid expectations created by Bank companies in third parties regarding the assumption of certain types of responsibilities, or virtual certainty as to the future course of regulation in particular respects, especially proposed new legislation that the Bank cannot avoid.

Provisions are recognised in the balance sheet when each and every one of the following requirements is met: the Bank has a present obligation resulting from a past event and, at the balance sheet date, it is more likely than not that the obligation will have to be settled; it is probable that to settle the obligation the entity will have to give up resources embodying economic benefits; and a reliable estimate can be made of the amount of the obligation.

Contingent liabilities are possible obligations of the entity that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They include the present obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by the occurrence or non-occurrence of, events beyond the control of the entity. Contingent assets are not recognised in the balance sheet or in the income statement; however, they are disclosed in the notes to financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

ff)            New and revised accounting standards

As of the date of issuance of these consolidated financial statements the following accounting pronouncements had been issued by the IASB but their application was not mandatory:

New Standards	Mandatory application for:
IFRS 9, Financial Instruments: Classification and Measurement	Annual periods beginning on or after January 1, 2013

Amendments to Standards	Mandatory application for:
IFRS 1 (Revised), First-time Adoption of IFRS	Annual periods beginning on July 1, 2009
IFRS 2, Group Cash-settled Shared-based Payments	Annual periods beginning on or after January 1, 2010
IFRS 3 (Revised), Business Combinations	Annual periods beginning on July 1, 2009
IAS 27 (Revised), Consolidated and Separate Financial Statements	Annual periods beginning on July 1, 2009
IAS 24, Related Party Disclosures	Annual periods beginning on or after January 1, 2011

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

IAS 32, Classification of Rights Issues	Annual periods beginning on or after February 1, 2010
IAS 39, Eligible Hedged Items	Retrospective application for annual periods beginning on or after July 1, 2009
Improvement to IFRS 2009 – collection of amendments to 12 IFRSs	Mostly for annual periods beginning on or after January 1, 2010

New Interpretations	Mandatory application for:
IFRIC 12, Service concession agreements	Annual periods beginning on or after January 1, 2009
IFRIC 15, Real estate construction agreements	Annual periods beginning on or after January 1, 2010
IFRIC 17, Distribution of Non-cash Assets to Owners	Annual periods beginning on or after July 1, 2009
IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments	Annual periods beginning on or after July 1, 2010

IFRS 9 Financial instruments - Classification and measurement

IFRS 9 will eventually be a complete replacement for IAS 39 Financial Instruments: Recognition and Measurement. There are significant differences with current IAS 39; among others, a new classification model based on two unique categories of amortized cost and fair value through profit and loss, the elimination of held-to-maturity and available-for-sale classifications, the impairment assessment only for financial assets measured at amortized cost and embedded derivatives not closely related to the financial asset host will no longer be separated.

The Company is currency evaluating the potential impact of the adoption of this standard.

IFRS 1, First-time Adoption of IFRSs

On 27 November 2008, the International Accounting Standards Board (IASB) issued a revised version of IFRS 1 First-time Adoption of International Financial Reporting Standards. The objective of the revision is to improve the structure of the Standard — no new or revised technical material has been introduced.

Management of the Bank does not expect potential impact of the amendments of this standard, as the amendments does not affect financial statements.

Amendments to IFRS 2 Stock-based compensation

These amendments clarify the scope of IFRS 2, as well as the accounting for group cash-settled share-based payment transactions in the separate (or individual) financial statements of an entity receiving the goods or services when another group entity or shareholder has the obligation to settle the award. Guidance in this area previously provided in IFRIC 8 Scope of IFRS 2 and IFRIC 11 IFRS 2 — Group and Treasury Share Transactions has been incorporated into the amended IFRS 2 and, as a result, these Interpretations will be withdrawn from the effective date of the amendments..

In view of the nature of this amendment, no material impact on the consolidated financial statement is expected.

Amendments to IFRS 3, Business Combinations and IAS 27, Consolidated and separate financial statements

The revised NIIF 3 and the IAS 27 introduce significant changes in multiple aspects of accounting for business combination which, in general, have been emphasized on the use of fair value. Among the most important changes are the treatment of acquisition costs, which will be carried to expenses versus the current treatment which considers them as part of the cost of the business combination; acquisitions achieved in stages, where at the date of taking control the acquirer will revalue their previous ownership interest to its fair value; or the existence of the option to measure the Non controlling interest in the acquired entity at fair value, versus the current treatment where they are measured as a proportion of the fair value of the acquired assets.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

As these standards are applicable on a prospective basis, management of the Bank does not expect any material changes.

Amendments to IAS 24 Related Party Disclosures

On 4 November 2009, the International Accounting Standards Board (IASB) issued amendments to IAS 24 Related Party Disclosures. The revised Standard simplifies the disclosure requirements for entities that are controlled, jointly controlled or significantly influenced by a government (referred to as government related entities) and clarifies the definition of a related party.

Management has analyzed the impact of this amendment and considers that it will not lead to any change in the related parties currently defined by Management.

Amendments to IAS 32 Classification of rights issues

Under the amendments rights, options and warrants otherwise meeting the definition of equity instruments in IAS 32.11 issued to acquire a fixed number of an entity’s own non-derivative equity instruments for a fixed amount in any currency are classified as equity instruments provided the offer is made pro-rata to all existing owners of the same class of the entity’s own non-derivative equity instruments.

Management does not have instruments issued with these characteristics, so this amendment will have no impact whatsoever.

Amendment to IAS 39 Financial instruments: recognition and measurement (elegible of hedged items)

On 31 July 2008, the International Accounting Standards Board (IASB) published amendments to IAS 39 Financial Instruments: Recognition and Measurement which provide clarification on two issues in relation to hedge accounting: (a) identifying inflation as a hedged risk or portion, and (b) hedging with options. The amendments make clear that inflation may only be hedged in the instance where changes in inflation are a contractually-specified portion of cash flows of a recognized financial instrument., and that the intrinsic value, not the time value, of an option reflects a one-sided risk and therefore an option designated in its entirety cannot be perfectly effective.

Management considers that this amendment’s coming into effect will not materially affect the consolidated annual accounts because there are no hedges in any of the circumstances affected by the amendment.

Improvements to IFRS (April 2009)

On 16 April 2009, the International Accounting Standards Board (IASB) issued Improvements to IFRSs 2009 — incorporating amendments to 12 International Financial Reporting Standards (IFRSs). This is the second collection of amendments issued under the annual improvements process, which is designed to make necessary, but non-urgent, amendments to IFRSs. The amendments are effective for the annual periods beginning on or after July 1, 2009 and for annual periods beginning on or after January 1, 2010.

Management considers that these amendments will be adopted in its financial statements for the period beginning on January 1, 2010.  Management is currently evaluating the effects of adopting these amendments.

IFRIC 12 Service concession agreements

Service concessions are agreements where a government or another public entity executes contracts toward the supply of public services, as might be highways, airports, water and electricity supply to private sector operators. The control over the assets remains in public hands, but the private operator is responsible for the construction activities as well as the management and maintenance of the public infrastructures.  IFRIC 12 establishes the manner in which the

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

concessionaire entities must apply the existing IFRS/NIIF in accounting for the rights and obligations assumed under this type of agreements.

Management has estimated that this amendment will not have a significant impact in the Bank’s consolidated financial statements during the period of its initial application.

IFRIC 15 Agreements for construction of buildings

This interpretation addresses the accounting recognition of the revenues and expenses associated with the construction of buildings, helping to clarify when an agreement for construction of buildings is within the scope of IAS 11 Construction contracts, or in which cases the analysis would come under the scope of IAS 18 “Revenue recognition”, and hence, based on the characteristics of the agreement, when and how revenues must be recognized.

Management considers that this interpretation’s coming into effect will not affect the future consolidated annual accounts, because the Bank has been applying criteria consistent with those now established in the interpretation.

IFRIC 17 Distributions of non-cash assets to owners

The interpretation provide guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders (“dividends in kind”). The Interpretation does not apply to distributions of non-cash assets where the asset is ultimately controlled by the same party or parties before and after the distribution. The most significant conclusion reached is that the dividend should be measured at the fair value of the assets distributed, and that any difference between this amount and the previous carrying amount of the assets distributed should be recognized in profit or loss when the entity settles the dividend payable.

Management considers that this interpretation’s coming into effect will not have any effect on the consolidated annual accounts.

IFRIC 19 Extinguishing financial liabilities with equity instruments

This interpretation addresses the accounting by entities issuing equity instruments in order to extinguish all or part of a financial liability. The Interpretation addresses only the accounting by the entity which issues equity instruments in order to extinguish, in full or in part, a financial liability. It does not address the accounting by the lender. In addition, the Interpretation is not to be applied in situations where the lender is also a direct or indirect shareholder and is acting in its capacity as direct or indirect shareholder; the lender and the entity are controlled by the same party or parties before and after the transaction and the substance of the transaction includes an equity distribution from, or contribution to, the entity; or extinguishing the financial liability by issuing equity shares is in accordance with the original terms of the financial liability. The interpretation states that the difference between the carrying amount of a financial liability (or part of a financial liability) extinguished or transferred to another party and the consideration paid, including any noncash assets transferred or liabilities assumed, should be recognized in profit or loss.

Management estimates that this interpretation will not result in any change of accounting policies.

gg)      Convenience translation to U.S. dollars

The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2009 closing exchange rate of Ch$507.52 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 2 -                                  FIRST TIME ADOPTION OF FINANCIAL INTERNATIONAL REPORTING STANDARS

a.          Basis of transition

The consolidated financial statements of Corpbanca and subsidiaries as of December 31, 2009 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (hereinafter  “IASB”).

These consolidated financial statements present fairly the financial position of Corpbanca and subsidiaries as of December 31, 2009, as well as the results of operations, the changes in equity and the cash flows for the year then ended.

The present consolidated financial statements have been prepared from accounting records maintained by the Bank and by its subsidiaries. Each entity prepares its financial statements according to the accounting principles and standards in force in each country, and through the consolidation process, the corresponding adjustments and reclassifications have been made in order to adapt such standards and principles to IFRS.

The consolidated statement of financial position as of December 31, 2008, and January 1, 2008, as well as the consolidated statement of comprehensive income, the consolidated statement of changes in shareholder´s equity and the consolidated cash flow statement for the year ended December 31, 2008, included for comparative purposes, were also prepared in accordance with IFRS, on a basis consistent with that applied in 2009.

b.          Main changes to the accounting policies

1.              Effective interest rate

The bank accrues interest of its credits at the effective interest rate.  To that effect, it considers direct and incremental costs incurred in originating these credits. Previously, the bank amortized its credits as well as its direct an incremental cost incurred, over the term of the loan.

2.              Impaired loan portfolio

Under previous GAAP the term for charging off (impairment loss of loans) past-due and late installments on credits and accounts receivable was calculated from the time of their classification in the past-due portfolio, which represented transactions in arrears for payment of principal and interest by ninety days or more. This method was realized previously quota by quota.

Under IAS 39 “Financial  Instruments: Recognition and Measurement” an impairment loss of financial asset or group of financial assets is recognized if, and only if , objective evidence of impairment as a result of one or more events that occurred after initial recognition of the asset (a loss event), and that loss (or events) has an impact on the estimated future cash flows of a financial asset or group of financial assets that can be reliably estimated. It may not be possible to identify a single event that caused the impairment. According to this definition the impairment is determined for each loan considering its total amount and no longer quota by quota as under previous GAAP.

An Impairment relating to loan recorded at amortized cost is calculated as the difference between the recorded asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

Individually significant financial assets are individually tested to determine their impairment. All impairments are recorded in the Consolidated Statement Income.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

The Bank has classified the effects arising from the application of IFRS for charge-offs of loans and accounts receivable, as well as the associated effect caused in the allowances established for each transaction (when 100% of the transaction was charged-off, the related allowances were released).

3.              Loan write-offs

In 2009, written-off of loans and accounts receivable are based on due, past due and current instalments, and the term begins at the moment of default, i.e. when the default time of an instalment or a portion of a loan reaches the write-off term detailed as follows:

Type of loan	Term

Consumer loan with or without collateral	6 months
Consumer leasing	6 months
Other non-real estate leasing operations	12 months
Other operations without collateral	24 months
Commercial loans with collateral	36 months
Real estate leasing (commercial and mortgage)	36 months
Mortgage loans	48 months

The term corresponds to the time elapsed since the date on which payment of all or part of the obligation in default became due.

4.              Property, plant and equipment

Items of property, plant and equipment remained valued at their acquisition cost or at that of their last appraisal performed, including the cumulative price-level restatement effect recorded until December 31, 2007.  Real estate items were measured at fair value determined by independent specialists and the Bank use that fair value as their deemed cost in accordance with the IASB’s international financial reporting standards,.

5.              Intangible assets

Intangible asset components remained valued at acquisition cost including the cumulative price-level restatement effect recorded until December 31, 2007.  For its main operating system software, Integrated Banking System, the Bank used its fair value as its deemed cost, after reviewing its remaining years of useful life based in order to arrive to its own conclusions on a report issued by independent consultants.

6.              Investments in other companies

Investments in other companies in which the Bank does not exercise significant influence, with ownership interest less than 20%, were recorded at cost including the cumulative price-level restatement applied until December 31, 2007, and recognizing dividends when received.

7.              Other assets

In applying the International Financial Reporting Standards (IFRS/NIIF) issued by IASB, certain deferred expenses were derecognized and written off to equity as part of the adoption of the new standards.

8.              Price-level restatement

Pursuant to previous accounting standards, the consolidated financial statements had been prepared applying price-level restatement in order to reflect the effects of the changes in the Chilean peso’s purchasing power during each period.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

Pursuant to the International Financial Reporting Standards, mainly IAS 29 “Financial Information in Hyperinflationary Economies,” price-level restatement will only be applied when an entity’s functional currency corresponds to a hyperinflationary economy (defined as an economy experiencing 100 percentage points of inflation in a 3 year period). The Bank’s functional currency is the Chilean peso.

Since the Chilean economy does not meet the aforementioned requirements, the Bank was required to eliminate the price-level restatement as of January 1, 2008. Pursuant to the provisions of exemption paragraph 22 IFRS 1, the price-level restatement applied until December 31, 2007 was not reversed. The price-level restatement for the paid-in capital and reserves as of December 31, 2008, were not reversed

c.          Reconciliation between previous Chilean GAAP and New Accounting Standards

Corpbanca’s transition date was January 1, 2008.  The Bank prepared its opening statement of financial position under these standards as of that date.  Consequently, the date of adoption of the new standards by the Bank and its subsidiaries was January 1, 2009.

According to IFRS 1, in preparing the opening statement of financial position, all mandatory exceptions and certain optional exemptions to the retroactive application of IFRS have been applied, as follows:

1) Business combinations

The Bank has applied the exemption provided under IFRS 1 for business combinations, and, therefore, did not apply IFRS 3, Business Combinations retrospectively to those business combinations that occurred prior to the transition date of January 1, 2008.

2) Fair value or revaluations as deemed cost

Corpbanca and subsidiaries elected to measure certain items of property, plant and equipment at the date of transition at their fair value and use that fair value as their deemed cost at that date.  Likewise, they decided to measure the other items of property, plant and equipment at their price-level restated cost as of January 1, 2008.

3) Employee benefits

This exemption is not applicable to the Bank.

4) Cumulative translation differences

This exemption is not applicable to the Bank.

5) Compound financial instruments

This exemption is not applicable to the bank.

6) Assets and liabilities of subsidiaries, associates and joint ventures

This exemption is not applicable.  However, the Bank and its banking subsidiaries, regulated by the SBIF, implemented appropriate modifications to their accounting, processes and systems in order to adopt the new standards on January 1, 2009.

The non-banking companies, mostly regulated by the Superintendency of Securities and Insurance, performed the corresponding adjustments to the new accounting standards, included them in their financial statements that are incorporated on consolidation.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

7)  Designation of previously recognized financial instruments

This exemption is not applicable.  IAS 39 - with the previously mentioned exceptions - have been applied to the comparative balances included in these financial statements.

8) Share-based payment transactions

This exemption is not applicable.

9) Insurance contracts

This exemption is not applicable.

10) Changes in existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment

This exemption is not applicable.

11) Fair value measurement of financial assets and liabilities at initial recognition

This exemption is not applicable.

12) Service concession arrangements

This exemption is not applicable.

13) Comparative information for mineral resource exploration & evaluation businesses.

This exemption is not applicable.

14) Leases

Corpbanca and subsidiaries, have elected to use this optional exemption and, consequently, have determine whether an arrangement existing at the date of transition to IFRSs contains a lease on the basis of facts and circumstances existing at that date.

d.   Transition dates and adoption of the “International Financial Reporting Standards” of the IASB.

The reconciliations below quantify the impact that the transition to the new standards had in the financial statements of the Bank. The following reconciliations has been prepared:

1.                               Reconciliation of the Shareholders’ Equity as of January 1, 2008 and December 31, 2008

2.                               Reconciliation of the Statement of financial position as of January 1, 2008

3.                               Reconciliation of the Statement of financial position as of December 31, 2008

4.                               Reconciliation of Statement of income for the year ended December 31, 2008

5.                               Reconciliation of Net Income for the year ended on December 31, 2008

6.                               Reconciliation of Statement of Cash Flows for the year ended December 31, 2008

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

1. Reconciliation of Shareholders’ Equity as of January 1, 2008 and December 31, 2008

	As of 01.01.2008	As of 12.31.2008
	MCh$	MCh$

Shareholders’ equity in accordance with previous Chilean GAAP	484,674	483,307

Adjustment to loans and receivables (a)	(88)	668
Adjustment to investments in other companies (b)	1,714	1,486
Adjustment to intangible assets (c)	10,721	9,391
Adjustment to premises and equipment (d)	15,752	12,411
Adjustment to deferred tax (e)	(3,292)	(1,729)
Adjustment to other assets (f)	(5,514)	(8,257)

Total transition adjustments	19,293	13,970

Mandatory dividends (g)	(25,524)	—

Shareholders’ equity in accordance with New Standards	478,443	497,277

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

2. Reconciliation of the Statement of Financial Position as of January 1, 2008:

	Previous Chile GAAP	Effect of Transition	New Standards	Footnote
	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	68,706	—	68,706
Items in course of collection	53,453	—	53,453
Trading portfolio financial assets	152,847	—	152,847
Investments under agreements to resell	55,438	—	55,438
Derivative financial instruments	34,055	—	34,055
Loans and receivables to banks	82,708	—	82,708
Loans and receivables to customers, net	3,899,175	(103)	3,899,072	(a)
Financial investments available-for-sale	41,366	—	41,366
Financial investments held-to-maturity	—	—	—
Investments in other companies	1,985	1,714	3,699	(b)
Intangibles	3,195	10,721	13,916	(c)
Property, plant and equipment, net	31,836	15,752	47,588	(d)
Current income tax provision	5,554	—	5,554
Deferred income taxes	12,049	(99)	11,950	(e)
Other assets	65,205	(5,514)	59,691	(f)
TOTAL ASSETS	4,507,572	22,471	4,530,043

	Previous Chile GAAP	Effect of Transition	New Standards	Footnote
	MCh$	MCh$	MCh$
LIABILITIES
Current accounts and demand deposits	337,099	—	337,099
Items in course of collection	23,305	—	23,305
Investments under agreements to repurchase	100,078	—	100,078
Time deposits and saving accounts	2,410,769	—	2,410,769
Derivative financial instruments	34,237	—	34,237
Borrowings from financial institutions	358,582	—	358,582
Debt issued	702,426	—	702,426
Other financial obligations	29,850	—	29,850
Current income tax provision	—	—	—
Deferred income taxes	6,856	3,193	10,049	(e)
Provisions	4,309	25,509	29,818	(h)
Other liabilities	15,387	—	15,387

TOTAL LIABILITIES	4,022,898	28,702	4,051,600

	Previous Chile GAAP	Effect of Transition	New Standards	Footnote
	MCh$	MCh$	MCh$
SHAREHOLDERS’ EQUITY
Attributable to bank equity holders:
Capital	314,398	—	314,398
Reserves	2,679	21,972	24,651	(g)
Valuation losses	(2)	—	(2)
Retained earnings:	167,599	(28,203)	139,396
Retained earnings from prior periods	167,599	(2,679)	164,920	(g)
Net income for the year	—	—	—
Less: Accrual for mandatory dividends	—	(25,524)	(25,524)	(g)
Attributable to equity holders of the bank:	484,674	(6,231)	478,443
Non controlling interest	—	—	—
TOTAL SHAREHOLDERS’ EQUITY	484,674	(6,231)	478,443

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,507,572	22,471	4,530,043

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

Transition adjustments as of January 1, 2008:

(a)                        Net adjustment decreasing loans and receivables in MCh$88 related to the recognition of accrued interest on past due loans, application of effective interest rate, the recognition of impaired loan portfolio and its impact on provisions for loan losses and Mch$15 related to reclassification of provision for country risk.

(b)                       Net adjustment increasing investments in other companies in MCh$1,714 consists of the reversal of price-level restatement and the equity share on transition adjustments recorded in those investments.

(c)                        Adjustment to intangibles amounting to MCh$10,721 relates to reversal of their price-level restatement and the corresponding adjustment in amortization expense.

(d)                       Adjustment amounting to MCh$15,752 relates to the effects of measured certain items of property, plant and equipment (buildings and land) at fair value as their deemed cost plus the reversal of price-level restatement and the corresponding adjustment in depreciation expense.

(e)                        Adjustment totaled MCh$3,292 corresponds to recognition of the income tax effect on transition adjustments to the new standards.

(f)                            Net adjustment to other assets amounting to MCh$5,514 includes the derecognition of certain direct and incremental loan origination costs, the reversal of price-level restatement of assets received in lieu of payment, direct and incremental loan origination costs and other prepaid expenses for MCh$6,187 and the reversal of charge-offs of assets in lieu of payment amounting MCh$673.

(g)                         Adjustments to Shareholders’ Equity components are referred to the aggregation of transition adjustments (a) to (f) above, net of income taxes. The adjustment to Reserves amounting to MCh$21,972 aggregates the transition adjustments (net of taxes) to intangibles and property, plant and equipment; the adjustment to Retained earnings from prior periods amounting to MCh$(1,749) aggregates the transition adjustments to investment in other companies, loans and receivables and other assets and; the adjustment MCh$(25,524) is related to accrual of 2007 mandatory dividends.

(h)                         Adjustment to provisions amounting to Mch$ 25,509 corresponds to Mch$25,524 related to accrual for mandatory dividends, MCh$15 related to reclassification of country risk provision.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

3. Reconciliation of the Statement of Financial Position as of December 31, 2008

	Previous Chile GAAP	Effect of Transition	New Standards	Footnote
	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	81,326	—	81,326
Items in course of collection	117,703	—	117,703
Trading portfolio financial assets	85,105	—	85,105
Investments under agreements to resell	50,514	—	50,514
Derivative financial instruments	209,482	—	209,482
Loans and receivables to banks	37,671	—	37,671
Loans and receivables to customers, net	4,871,100	9,913	4,881,013	(a)
Financial investments available-for-sale	576,478	—	576,478
Financial investments held-to-maturity	—	—	—
Investments in other companies	2,213	1,486	3,699	(b)
Intangibles	2,861	9,391	12,252	(c)
Property, plant and equipment, net	38,820	12,411	51,231	(d)
Current income tax provision	6,488	—	6,488
Deferred income taxes	13,468	(673)	12,795	(e)
Other assets	97,680	(17,504)	80,176	(f)
TOTAL ASSETS	6,190,909	15,024	6,205,933

	Previous Chile GAAP	Effect of Transition	New Standards	Footnote
	MCh$	MCh$	MCh$
LIABILITIES
Current accounts and demand deposits	357,902	—	357,902
Items in course of collection	86,176	—	86,176
Investments under agreements to repurchase	351,471	—	351,471
Time deposits and saving accounts	3,350,742	—	3,350,742
Derivative financial instruments	195,608	—	195,608
Borrowings from financial institutions	492,606	—	492,606
Debt issued	765,172	—	765,172
Other financial obligations	47,394	—	47,394
Current income tax provision	—	—	—
Deferred income taxes	9,550	1,056	10,606	(e)
Provisions	32,429	(2)	32,427	(a)
Other liabilities	18,552	—	18,552

TOTAL LIABILITIES	5,707,602	1,054	5,708,656

	Previous Chile GAAP	Effect of Transition	New Standards	Footnote
	MCh$	MCh$	MCh$
SHAREHOLDERS’ EQUITY
Attributable to bank equity holders:
Capital	324,039	—	324,039
Reserves	2,917	21,972	24,889	(g)
Valuation gains	1,018	—	1,018
Retained earnings:	155,333	(8,002)	147,331
Retained earnings from previous periods	127,178	(40,374)	86,804
Net income for the year	56,310	32,372	88,682	(h)
Less: Accrual for mandatory dividends	(28,155)	—	(28,155)
Attributable to equity holders of the bank	483,307	13,970	497,277
Non controlling interest	—	—	—
TOTAL SHAREHOLDERS’ EQUITY	483,307	13,970	497,277
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,190,909	19,685	6,205,933

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

Transition adjustments as of December 31, 2008:

(a)              Adjustment amounting to MCh$9,913 increasing loans and receivables to customers consist of the transition adjustment amounting to MCh$668 related to the recognition of accrued interest on past due loans, application of effective interest rate, and the recognition of the impaired loan portfolio and its impact on provisions, MCh$2 related to the reclassification of certain provisions plus a reclassification adjustment of direct and incremental loan origination costs on loans from other assets amounting to MCh$9,247.

(b)             Net adjustment increasing investments in other companies in MCh$1,486 consists of the reversal of price-level restatement and the equity share on transition adjustments recorded in those investments.

(c)              Adjustment to intangibles amounting to MCh$9,391 relates to the reversal of price-level restatement and the corresponding adjustment in amortization expense.

(d)             Adjustment amounting to MCh$12,411 relates to the effects of measured certain items of property, plant and equipment (building and land) at fair value as their deemed cost plus the reversal of price-level restatement and the corresponding adjustment in depreciation expense.

(e)              Adjustment totaled MCh$1,729 corresponds to recognition of the income tax effect on transition adjustments to the new standards.

(f)                Adjustment to other assets amounting to MCh$17,503 consists of the adjustment for derecognition of certain direct and incremental loan origination costs, the reversal of price-level restatement of assets received in lieu of payment, direct and incremental loan origination costs, other prepaid expenses plus a reclassification adjustment of direct and incremental loan origination costs on loans to loans and receivables to customers amounting to MCh$9,247 and an adjustment amounting to MCh$3,291 for the reversal of assets in lieu of payment charge-offs.

(g)             Corresponds to the net adjustment due to the reversal of the price-level restatement of equity as of December 31, 2008 and the cumulative effect in equity of the transition adjustments to the new standards (See statement of changes in equity).

(h)             Net effect of transition adjustments to the net income for the year (See Note 2.d.5 Reconciliation of Net Income for the year ended December 31, 2008 for further explanation).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

4. Reconciliation of Statement of Income for the year ended December 31, 2008

	Previous Chile GAAP	Effect of Transition	New Standards	Footnote
	MCh$	MCh$	MCh$
Interest revenue	559,702	1,191	560,893	(a)
Interest expense	(346,717)	—	(346,717)
Net interest revenue	212,985	1,191	214,176

Fees and income from services	54,865	—	54,865
Expenses from services	(12,813)	—	(12,813)
Fees and income from services, net	42,052	—	42,052

Trading and investment income, net	54,997	—	54,997
Foreign exchange gains (losses), net	(42,887)	—	(42,887)
Other operating revenue	7,833	(13)	7,820
Operating revenues	274,980	1,178	276,158

Provisions for loan losses	(54,561)	(422)	(54,983)	(a)

Net operating revenues	220,419	756	221,175

Personnel salaries expenses	(57,716)	—	(57,716)
Administration expenses	(50,511)	(4,140)	(54,651)	(b)
Depreciation and amortization	(4,916)	(1,916)	(6,832)	(c)
Impairment	(53)	(6)	(59)	(d)
Other operating expenses	(6,810)	2,617	(4,193)	(e)
Total operating expenses	(120,006)	(3,445)	(123,451)

Net operating income	100,413	(2,689)	97,724

Income attributable to investments in other companies	418	(156)	262	(f)
Net loss from price-level restatement	(33,654)	33,654	—	(g)

Income before income taxes	67,177	30,809	97,986

Income taxes	(10,867)	1,563	(9,304)	(h)

Net income for the period	56,310	32,372	88,682	(i)

Transition adjustments as of December 31, 2008:

(a)             Adjustment related to recognition of accrued interest on past due loans, application of effective interest rate, recognition of the impaired loan portfolio and its income statetment impact on provisions and at the same time a reclassification of provisions.

(b)            Adjustment corresponding to the derecognition of certain direct incremental loan origination costs not assignable to the interest effective rate and the reversal of price-level restatement of assets received in lieu of payment.

(c)             Corresponds to adjustment in depreciation and amortization expense due to reversal of pricel-level restatement op property, plant and equipment and intangible assets.

(d)            Recognition of an impairment loss on certain items of property, plant and equipment.

(e)             Adjustment related to a reclassification of provisions and assets in lieu of payment write-offs.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

(f)               Net adjustment corresponding to recognition of the equity share on transition adjustments recorded in  the net income of investments in other companies.

(g)            Corresponds to the elimination of the price-level restatement of the year.

(h)            Adjustment relating to the income tax effect on transition adjustments to the new standards.

(i)                Net total effect on the Statement of Income of the transition adjustments (a) to (g) described above.

5. Reconciliation of the Net income for the year ended December 31, 2008.

As of 12.31.2008
MCh$

Net income for the year in accordance with Previous Chile GAAP	56,310

Adjustment to loans and receivables (a)	756
Adjustment to investments in other companies (f)	(156)
Adjustment for impairment loss (d)	(6)
Adjustment to property, plant and equipment (c)	(1,916)
Adjustment to other assets (b)	(4,140)
Adjustment to income taxes (h)	1,563
Adjustment for assets in lieu of paymeny write-offs (e)	2,617
Reversal of the price-level restatement of equity (g)	33,654

Subtotal	32,372

Net income for the year in accordance with New Standards	88,682

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

6. Reconciliation of the Cash Flow Statement for the year ended December 31, 2008.

	Previous Chile GAAP	Effect of Transition	Reclassifications	New Standards
	MCh$	MCh$	MCh$	MCh$
CASH FLOW FROM OPERATING ACTIVITES:
Income before income tax	56,310	32,817	8,859	97,986

Charges (credits) to income not representing cash flow:
Depreciation and amortization	4,916	4,671	(2,755)	6,832
Provisions for loan losses	65,596	—	422	66,018
Provisions and write-offs for assets received in lieu of payment		(2,172)	884	(1,288)
Contingency provisions	884	—	(884)	—
Adjustment to market value for financial investments available-for-sale and derivatives	(9,221)	—	—	(9,221)
Tax provisions	10,867	(2,008)	(8,859)	—
Price-level restatement	33,654	(33,654)	—	—
Net interest revenue	—	—	(214,176)	(214,176)
Net fees and income from services	—	—	(42,052)	(42,052)
Net variation of interest, restatements and commissions accrued over assets & liabilities	(51,940)	—	51,940	—
Net foreign exchange gains (losses)	—	—	42,887	42,887
Other charges (credits) to income not representing cash flows	1,344	6,290	(24,642)	(17,008)
	112,410	5,944	(188,376)	(70,022)
Increase/decrease in operating assests and liabilities:
Loans and receivables to customers and banks	(829,293)	—	138,480	(690,813)
Investments under agreements to repurchase	534	—	48	582
Trading portfolio financial assets	36,815	—	(819)	35,996
Financial investments available-for-sale	(568,293)	—	7,904	(560,389)
Proceeds from sales of fixed assets	84	—	(84)	—
Purchase of fixed assets	(9,470)	—	9,470	—
Sale of fixed assets received in lieu of payment or in foreclosure	776	—	(776)	—
Other assets and liabilities	(29,693)	(445)	14,886	(15,252)
Time deposits and saving accounts	—	—	981,802	981,802
Currents accounts and demand deposits	21,729	—	—	21,729
Investments purchased under agreements to resell	—	—	262,580	262,580
Dividends received from investments in companies	371	(109)	—	262
Foreign borrowings obtained	—	—	241,562	241,562
Repayment of foreign borrowings	—	—	(326,232)	(326,232)
Net (decrease) of other obligations with banks	—	—	149,987	149,987
Other borrowings	—	—	12,716	12,716
Repayment of other borrowings	—	—	(9,884)	(9,884)
Net cash provided by operating activities	(1,264,030)	5,390	1,293,264	34,624

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of fixed assets	—	—	(9,470)	(9,470)
Proceeds from sales of fixed assets	—	—	84	84
Sale of fixed assets received in lieu of payment or in foreclosure	—	—	776	776
Net cash (used) by investment activities	—	—	(8,610)	(8,610)

CASH FLOW FROM FINANCING ACTIVITIES:
Time deposits and saving accounts	911,799	—	(911,799)	—
Investments purchased under agreements to resell	262,576	—	(262,576)	—
Issued debt	94,894	—	—	94,894
Redemption of issued debt	(86,995)	—	—	(86,995)
Loans obtained abroad	222,070	—	(222,070)	—
Repayment of foreign borrowings	(264,986)	—	264,986	—
Net increase of other obligations with banks	150,363	—	(150,363)	—
Other borrowings	12,716	—	(12,716)	—
Repayment of other borrowings	(9,884)	—	9,884	—
Purchase of treasury shares	(17,953)	—	—	(17,953)
Paid dividends	(55,592)	—	—	(55,592)
Net cash provided (used) by financing activities	1,219,008	—	(1,284,654)	(65,646)

NET CASH FLOW	(45,022)	5,390	—	(39,632)

Cash and cash equivalents at beginning of year	226,718	(5,390)	—	221,328
Cash and cash equivalents at end of year	181,696	—	—	181,696
Net increase (decrease) in cash and cash equivalents	(45,022)	5,390	—	(39,632)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 3 -           SIGNIFICANT EVENTS

Corpbanca

At the Board Meeting held on January 27, 2009 it was agreed to summon the General Ordinary Shareholders’ Meeting on February 26, 2009 in order to debate matters of its competence and, among others, should such Meeting approve the Company’s Financial Statements, to decide about the Board’s proposal to distribute 100% of the net income of year 2008, amounting to MCh$56,310, which means distributing a dividend of $0,25 per share; which, if approved, will be paid upon adjournment of the Shareholders’ Meeting. This proposal was approved and paid in Ordinary Shareholders´ meeting held on February 26, 2009.

Likewise, and considering the changes derived from the implementation of the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB), the Board agreed to propose to the Shareholders’ Meeting to set as dividend policy to distribute at least 50% out of net income, calculated as the total net income for the fiscal year less an equivalent amount that would permit maintaining the Company’s shareholders’ equity in real terms.

On October 22, 2008, the US Federal Reserve Board authorized the Bank to establish a Corpbanca Branch Office in the City of New York, United States of America.  The opening of the referred branch office is subject —under any circumstance- to the issuance of the respective license by the Office of the Comptroller of the Currency (OCC). On October 24, 2008, the Office of the Comptroller of the Currency (OCC) issued the respective approval for the opening of a Branch Office of this Bank in the City of New York, United States of America.  The Bank’s New York Branch was officially inaugurated on May 4, 2009.

By virtue of public deed dated September 2, 2009, the Bank legally incorporated the line-support company denominated SMU Corp S.A., with a 51% ownership interest held by Corpbanca and a 49% ownership interest held by SMU S.A. and whose only line of business will be the issue, operation, and management of credit cards.

The Articles of Incorporation of that company were duly authorized by the Superintendency for Banks and Financial Institutions via its letter dated July 27, 2009; which was approved by the Bank’s Director’s Committee at its meeting of August 18, 2009 and by the Board of Directors at its meeting of September 1, 2009.

At the General Extraordinary Shareholders’ Meeting held on October 15, 2009, it was agreed to reduce the number of Board Members from 11 to 9 members and to increase the number of Alternate Board Members from 1 to 2 members.  Additionally the meeting elected the Board of Directors, whose composition now stands as follows:

Board members: Messrs. Alvaro Saieh Bendeck, Jorge Andrés Saieh Guzmán, Fernando Massú Tare, Fernando Aguad Dagach, Julio Barriga Silva, Brian O´Neill, Segismundo Schulin-Zeuthen Serrano, Jorge Selume Zaror and Hernán Somerville Senn.  Alternate Board Members: Juan Rafael Gutiérrez Avila and Héctor Valdés Ruiz.

The sale of 5,672,732,264 shares of the Bank’s own issued shares, equivalent to 2.5% of the Company’s capital stock was authorized pursuant to article 27 of the Corporations Law and article 29 of its Rules shall be offered, primarily, to those shareholders who appear registered in the corresponding Shareholders’ Register at least 5 working days in advance, prorated according to their respective shareholding, for a period of 30 days as of the date of publication of this option.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

The company, Corp Capital Agencia de Valores S.A., was legally incorporated by public deed dated on November 16, 2009. Corpbanca subscribed and paid 9,999 shares out of the total 10,000 shares in the same act of legal incorporation.  The remaining share was subscribed and paid by Corp Capital Corredores de Bolsa S.A.  The only business purpose of Corp Capital Agencia de Valores S.A. shall be to execute all acts, contracts and operations proper of stock brokers, pursuant to the regulations currently in effect and those that might eventually become effective subsequently, especially article 24 of Law 18,045 on the Stock Market, and it shall be eligible to perform suplementary consulting activities and all other activities that the Superintendency of Insurance and Securities authorized to perform to Stock Brokers. The articles of incorporation of Corp Capital Agencia de Valores S.A. were authorized by the Superintendency for Banks and Financial Institutions via letter N°13.396 dated on November 2, 2009.

On November 20, 2009 the bank fulfilled the terms to issue and place bonds in international markets for a total amount of US$115,119,000, which were issued on November 30, 2009, in accordance with Regulation “S” of the Securities Exchange Act of the United States of America. The bonds will mature on March 1, 2010 at an annual interest rate of 0.56219%.

These bonds were neither registered in the Securities Registry of the Chilean Superintendency for Banks and Financial Institutions nor in the Securities and Exchange Commission of the United States of America. As such, they were neither offered or sold in the United States of America, or to inhabitants of that country, nor were publicly offered in Chile.

At the Extraordinary Board of Directors’ Meeting held on November 24, 2009, in exercise of the powers entrusted by the General Extraordinary Meeting of Shareholders held on October 15,  2009, regarding the sale of 5,672,732,264 of the Bank’s own issued shares, it was agreed to:  (1) Set the price for each Corpbanca own issue share to be sold by the Bank’s preferential offering process, for the first period of preferential offering of 30 days after the date of its respective publication, as well as, for the second period of 45 days after the expiration date of the first preemptive right period, at US$3.50 (three point fifty dollars legal tender) per share. (2) Set up the timeline for purposes of proceeding with the sale of the shares was: (i) November 26, 2009 - Publication in accordance with Article 104 of the Corporations Regulations which sets out the rights of shareholders over those registered in the Register of Shareholders of the company within the prior 5 business days to the one from which rights can be exercised. (ii) December 6, 2009 - Publication regarding preferential offers for the disposal of own issued shares:. (iii) January 4, 2010 - Expiration date for the first preferential offering period. (iv) January 5, 2010. - Beginning date for the second preferential offering period: (v) February 8, 2010- Expiration date of the second preferential offering period, and (3) The corresponding publications must be published in ‘Diario La Tercera’ daily newspaper.

On December 10, 2009, Corpbanca proceeded to issue and place of international bonds for a total amount of US$ 67,425,000, under the rules of Regulation “S” of the Securities Exchange Act of the United States of America. The bonds will mature on March 15, 2010 at an annual interest rate of 0.55519%.

These bond were neither registered in the Securities Registry of the Chilean Superintendence for Banks and Financial Institutions, nor with the Securities and Exchange Commission of the United States of America. As such, they were neither offered or sold in the United States of American, or to inhabitants of such country, nor were publicly offered in in Chile.

On December 29, 2009, Corpbanca peformed an issuance and placement of international bonds for a total amount of US$17,150,000 at an annual interest rate of 0.55063%, under the rules of Regulation “S” of the Securities Exchange Act of the United States of America. The date of maturity and its payment was in March 29, 2010 for US$17,173,608 (which includes US$23,608 for interests). Such bonds issuance were neither registered in the Securities Registry of the Chilean Superintendency for Banks and Financial Institutions, nor with the Securities and Exchange Commission of the United States of America. As such, they were neither offered or sold in the United States of America, or to any person of such country, nor were publicly offered in Chile.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

Corp Capital Asesorías Financieras S.A.

At the Regular Board of Directors’ meeting held on May 4, 2009, the Chairman of the Board, Mr. Patricio Leighton Zambelli presented his resignation effective on July 15, 2009. At the same meeting it was agreed to appoint Mr. Fernando Massú Tare as the new Chairman of the Board.

On November 30, 2009, the First Board of Directors’ Meeting was held with the attendance of directors Messrs. Mario Chamorro Carrizo, Cristóbal Prado Fernández and Alvaro Barriga Oliva, and was agreed to appoint Mr. Pablo Andrés Solari González as Chief Executive Officer of the Company.

Corp Capital Administradora General de Fondos S.A.

At the twenty-fourth General Annual Shareholders’ Meeting, held on February 26, 2009 it was agreed to renew the Company’s Board of Directors, appointing Messrs. Armando Ariño Joiro, Oscar Cerda Urrutia, Jorge Franetovic Yob, Claudio Chamorro Carrizo, and Pablo de la Cerda Merino as Board members for a 3-year period.

In addition, it was agreed to distribute MCh$1,346 (hitorical) as dividends out of the retained earnings and net income for the year 2008.

At the Regular Board of Director’s Meeting No. 229, held on April 14, 2009, the Board unanimously agreed to appoint Mr.  Pablo de la Cerda Merino as Chairman of the Board.

At the Regular Board of Director’s Meeting No. 232, held on September 15, 2009, the Board agreed to paid the dividends out of the retained earnings of year 2008, which were fully paid effective on September 29, 2009.

At the Regular Board of Directors’ Meeting Nº 233, held on November 15, 2009, the Chief Executive Office announced the voluntary resignation of the Director Mr. Jorge Franetovic Yob, which was duly accepted.

At the Regular Board of Directors’ Meeting Nº 234, held on December 22, 1009, Mr. Jorge Max Palazuelos was appointed Director of the Board.

Corp Capital Corredores de Bolsa S.A.

At the Regular Board of Directors’ Meeting held on July 10, 2009, the Chairman of the Board Mr. Patricio Leighton Zambelli announced his resignation effective on July 20, 2009. Mr. Fernando Massú Tare was appointed as his replacement.

At the Board of Directors’ Meeting held on November 25, 2009, Messrs. Fernando Massú Tare as Chairman of the Board and Héctor Valdéz Ruiz, Director announced their voluntary resignations. Mr. Cristián Canales Palacios was appointed Director of the company.

At the Board of Directors’ Meeting held on December 10, 2009, Mr. José Francisco Sánchez Figueroa was appointed Director.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

Corpbanca Corredores de Seguros S.A.

At the Twelfth Ordinary General Shareholders’ Meeting held on April 30, 2009, it was agreed to distribute dividends  to shareholders equivalent to a 100% out of the total net income of year 2008, as soon as the company has funds available for this purpose and in any event no later than June 30, 2009.

Corp Capital Agencia de Valores S.A.

On November 30, 2009, the First Regular Board of Directors’ Meeting was held, which was attended by the Directors Messrs. Mario Carrizo, Cristóbal Prado Fernández and Alvaro Barriga Oliva, appointing Mr. Pablo Andrés Solari Gonzalez as company Chief Executive Officer.

Corplegal S.A.

No significant events were reported.

NOTE 4 -           BUSINESS SEGMENTS

The segments information is defined by the Bank based on its different business units, which differ primarily in the risks and returns that affect them.

The reportable segments and criteria used to report to the highest Bank authority on the operation’s decision making are in accordance with IFRS 8, Operating Segments.

The Bank’s business activities are primarily situated in the domestic market and has strategically aligned its operations into four divisions composed of six reporting segments based on its market segmentation and the needs of its customers and trading partners. The six reporting business segments are Large Companies and Corporate, Companies, Traditional and Private Banking, Lower Income Retail Banking, Treasury and International, and Non-banking Financial Services. The Bank manages these reporting segments using an internal profitability reporting system. Management reviews their segments on the basis of gross operational margin and only uses average balances to evaluate performance and allocate resources.

Descriptions of each business segment are as follows:

Commercial Banking

•       Large Companies and Corporate - includes a full range of financial products and services for companies with annual sales in excess of US$10 million. Financial products include commercial loans, working capital lines of credit, trade financing, payment services and short-term and other deposits.

•       Companies - includes a full range of financial products and services to companies with annual sales of less than US$10 million. Leasing and factoring have been included in this business segment.

Retail Banking

•       Traditional and Private Banking - offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income segments.

•       Lower Income Retail Banking - offers, among other products, consumer loans, credit cards and mortgage loans to the traditionally underserved low-to-middle income segments.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

Treasury and International

•       Primarily includes our treasury activities such as financial management, funding and liquidity as well as our international business.

Non-Banking Financial Services

•       These are services performed by our subsidiaries which include insurance brokerage, financial advisory services, asset management and securities brokerage.

The segments’ accounting policies are the same as those described in the summary of accounting policies, and are customized to meet the needs of the Bank’s management. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations.

Hence, this disclosure furnishes information on how the Bank is managed as of December 31, 2009. The information for the previous year (2008) has been prepared on the basis of the criteria in force at the closing date for these financial statements, to achieve a proper comparability of figures.

The information disclosed below is consistent with the analysis and identification of:

a)          Results:

	As of December 31, 2009
	Business Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non- banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net Interest revenue	37,932	49,816	56,237	22,443	11,106	15,854	193,388
Fees and income from services, net	8,284	10,061	16,228	3,846	(430)	5,272	43,261
Trading and investment income, net	—	(3,500)	—	—	6,204	1,859	4,563
Foreign exchange gains (losses), net	8,603	887	—	—	36,969	3,176	49,635
Other operating revenue	—	2,490	—	—	227	2,370	5,087
Provision for loan losses	(16,116)	(12,370)	(20,672)	(21,891)	—	(222)	(71,271)
Gross Operational Margin	38,703	47,384	51,793	4,398	54,076	28,309	224,663
Other income and expenses	—	—	—	—	—		445
Operating Expenses	—	—	—	—	—		(122,667)
Profit before tax	—	—	—	—	—		102,441
Averages Loans	2,293,991	1,068,532	1,168,395	193,068	31,386	—	4,755,372
Averages Investments	—	—	—	—	515,830	—	515,830

	As of December 31, 2008
	Business Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non- banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net Interest Income	21,525	39,104	51,612	29,820	61,775	10,340	214,176
Fees and income from services, net	4,492	8,356	15,117	5,411	270	8,406	42,052
Trading and investment income, Net	—	(5,059)	—	—	60,056	—	54,997
Foreign exchange gains (losses), net	2,810	4,656	62	—	(50,415)	—	(42,887)
Other operating revenue	—	459	700	—	194	6,467	7,820
Provision for loan losses	(3,353)	(7,082)	(21,507)	(23,640)	—	599	(54,983)
Gross Operational Margin	25,474	40,434	45,984	11,591	71,880	25,812	221,175
Other income and expenses	—	—	—	—	—	—	262
Operating Expenses	—	—	—	—	—	—	(123,451)
Profit before tax	—	—	—	—	—	—	97,986
Averages Loans	1,867,023	1,146,589	1,104,849	272,065	10,003	—	4,400,529
Averages Investments	—	—	—	—	189,844		189,844

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

b)                             Assets and Liabilities

	As of December 31, 2009
	Business Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non- banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	190	10,707	791,393	4,212	—	233	806.735
Consumer	65	1,462	251,322	175,138	—	64	428,051
Commercial	2,377,804	1,056,163	320,076	71	22,756	—	3,776,870
Loans before provisions	2,378,059	1,068,332	1,362,791	179,421	22,756	297	5,011,656
Provisions for loan losses	(27,683)	(25,573)	(25,543)	(20,465)	—	—	(99,264)
Loans net of provisions	2,350,376	1,042,759	1,337,248	158,956	22,756	297	4,912,392
Trading portfolio financial assets	—	—	—	—	54,867	21,289	76,156
Investments under agreements to resell	—	—	—	—	152	51,818	57,970
Derivative financial instruments	—	—	—	—	125,484	656	126,140
Financial investments available-for-sale	—	—	—	—	737,162	—	737,162
Assets not included in segments	—	—	—	—	476,139	—	476,139
Total assets	2,350,376	1,042,759	1,337,248	158,956	1,416,560	74,060	6,379,959

Current Accounts and demand deposits	74,946	145,879	106,665	—	588	—	328,078
Other sight balances	22,723	16,800	125,027	3,642	—	—	168,192
Time Deposits and saving accounts	544,388	189,955	323,616	5,984	2,252,102	—	3,316,045
Investments under agreement to repurchase					428,478	37,035	465,513
Derivative financial instruments					114,532	171	114,703
Borrowings from financial institutions					362,403		362,403
Debt issued					935,219		935,219
Liabilities not included in segments					182,457		182,457
Equity					507,349		507,349
Total liabilities and equity	642,057	352,634	555,308	9,626	4,783,128	37,206	6,379,959

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

	As of December 31, 2008
	Business Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non- banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	155	11,178	678,011	2,890	—	—	692,234
Consumer	6,964	253	208,859	290,039	—	—	506,115
Commercial	2,274,939	1,022,267	426,466	5,470	29,009	—	3,758,151
Loans before provisions	2,282,058	1,033,698	1,313,336	298,399	29,009	—	4,956,500
Provisions for loan losses	(12,668)	(16,795)	(24,748)	(21,251)	(25)	—	(75,487)
Loans net of provisions	2,269,390	1,016,903	1,288,588	277,148	28,984	—	4,881,013
Trading portfolio financial assets	—	—	—	—	62,827	22,278	85,105
Investments under agreements to resell	—	—	—	—	—	50,514	50,514
Derivative financial instruments	—	—	—	—	204,361	5,121	209,482
Financial investments available-for-sale	—	—	—	—	576,478	—	576,478
Assets not included in segments	—	—	—	—	403,341	—	403,341
Total Assets	2,269,390	1,016,903	1,288,588	277,148	1,275,991	77,913	6,205,933

Current Accounts and demand deposits	48,973	124,037	83,993	—	1,661	—	258,664
Other sight balances	15,891	10,992	13,744	58,611	—	—	99,238
Time Deposits and saving accounts	238,682	240,306	388,562	19,755	2,463,437	—	3,350,742
Investments under agreement to repurchase	—	—	—	—	307,300	44,171	351,471
Derivative financial instruments	—	—	—	—	190,871	4,737	195,608
Borrowings from financial institutions	—	—	—	—	492,606	—	492,606
Debt issued	—	—	—	—	765,172	—	765,172
Liabilities not included in segments	—	—	—	—	195.155	—	195,155
Equity					497,277		497,277
Total liabilities and equity	303,546	375,335	486,299	78,366	4,913,479	48,908	6,205,933

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 5 -                                  CASH AND CASH EQUIVALENTS

a)                  Detail of cash and cash equivalents

The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31	As of December 31	As of January 1
	2009	2008	2008
	MCh$	MCh$	MCh$
Cash and deposits in banks
Cash	70,463	42,951	20,468
Deposits in The Central Bank of Chile	18,185	13,923	25,103
Deposits in national banks	1,872	1,656	1,528
Foreign deposits	19,811	22,796	21,607
Subtotal Cash and deposits in banks	110,331	81,326	68,706

Items in course of collection, net	30,942	31,527	30,148
Highly liquid financial instruments (1)	67,164	18,678	67,912
Investments under agreements to resell (2)	33,127	50,165	54,562

Total cash and cash equivalents	241,564	181,696	221,328

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

b)                  Items in course of collection

Items in course of collection correspond to those transactions where only the remaining settlement will increase or decrease the funds at the Central Bank of Chile or in foreign banks, usually within 12 or 24 hours following the close of each fiscal year.

Items in course of collection are detailed as follows:

	As of December 31	As of December 31	As of January 1
	2009	2008	2008
	MCh$	MCh$	MCh$
Assets

Outstanding notes frorn other banks	34,555	33,651	29,570
Funds receivable	61,241	84,052	23,883
Subtotal assets	95,796	117,703	53,453

Liabilities
Funds Payable	64,854	86,176	23,305
Subtotal liabilities	64,854	86,176	23,305
Net items in course of collection	30,942	31,527	30,148

NOTE 6 -                                  TRADING PORTFOLIO FINANCIAL ASSETS

The detail of the instruments deemed as financial trading investments is as follows:

	As of December 31,		As of January
	2009	2008	1, 2008
	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities:
Chilean Central Bank - bonds	260	54,179	100,272
Chilean - Central Bank notes	589	3,599	3,475
Other Chilean Central Bank and government securities	8,332	7,930	11,549

Other national institution securities:
Bonds	—	—	—
Notes	—	—	—
Other Securities	54,788	13,599	27,827

Foreign Institution Securities:
Bonds	—	—	—
Notes	—	—	—
Other foreign Securities	2,495	—	—

Mutual funds Investments:
Funds managed by related organizations	9,692	5,798	9,724
Funds managed by third parties	—	—	—

Total	76,156	85,105	152,847

As of December 31, 2009, Chilean Central Bank and Government securities includes investments purchased under agreements to resell to customers and financial institutions amounting to MCH$4,000 (MCH$62,563 in 2008). As of December 31, 2009, investments purchased under agreement to resell have an average maturity of 5 days.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 7 -                                  INVESTMENTS UNDER AGREEMENTS TO RESELL

a)          The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2009, 2008 and January 1, 2008 the instruments acquired under resale agreements are as follows:

	Balances As of December 31, 2009
	Less than three months	More than three months and less than one year	More than one Year	Total
	MCh$	MCh$	MCh$	MCh$

Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	152	—	—	152
Treasury Bonds and Notes	—	—	207	207
Other fiscal securities	—	—	—	—
Other securities issued locally:	—	—	—	—
Other local bank securities	18,034	18,170	—	36,204
Bonds and company business papers	14,755	466	—	15,221
Other securities issued locally	186	—	—	186
Securities issued abroad:	—	—	—	—
Government and Central Bank securities	—	—	—	—
Other Securities issued abroad	—	—	—	—
Mutual Funds Investments:	—	—	—	—
Funds managed by related companies	—	—	—	—
Funds managed by third parties	—	—	—	—

Total	33,127	18,636	207	51,970

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

	Balances as of December 31, 2008				Balances as of January 1, 2008
	Less than three months	More than three months and less than one year	More than one Year	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Government and Chilean Central Bank Securities:	—	—	—	—	—
Chilean Central Bank Securities	1,497	511	—	2,008	—
Treasury Bonds and Notes	—	—	—	—	—
Other fiscal securities	—	—	—	—	—
Other securities issued locally:	—	—	—	—	—
Other local bank securities	34,476	3,902	—	38,378	—
Bonds and company business papers	9,893	235	—	10,128	—
Other securities issued locally	—	—	—	—	55,438
Securities issued abroad:	—	—	—	—	—
Government and Central Bank securities	—	—	—	—	—
Other Securities issued abroad	—	—	—	—	—
Mutual Funds Investments:	—	—	—	—	—
Funds managed by related companies	—	—	—	—	—
Funds managed by third parties	—	—	—	—	—

Total	45,866	4,648	—	50,514	55,438

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

The Bank obtains funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2009, 2008 and January 1, 2008, the instruments sold under repurchase agreements are as follows:

As of December 31, 2009 and 2008, investments under agreements to repurchase are the following:

Balances As of December 31, 2009
	Less than three months	More than three months and less than one year	More than one Year	Total
	MCh$	MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:				—
Chilean Central Bank Securities	—	424,378	—	424,378
Treasury Bonds and Notes	—	—	—	—
Other fiscal securities	—	—	—	—
Other securities issued locally:				—
Other local bank securities	39,648	—	—	39,648
Bonds and company business papers	—	—	—	—
Other securities issued locally	1,487	—	—	1,487
Securities issued abroad:				—
Government and Central Bank securities	—	—	—	—
Other Securities issued abroad	—	—	—	—
Mutual Funds Investments:				—
Funds managed by related companies	—	—	—	—
Funds managed by third parties	—	—	—	—

Total	41,135	424,378	—	465,513

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

	Balances as of December 31, 2008				Balances as of January 1, 2008
	Less than three months	More than three months and less than one year	More than one Year	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	100,253	—	—	100,253	55,709
Treasury Bonds and Notes	1,957	—	—	1,957	—
Other fiscal securities	—	—	—	—	—
Other securities issued locally:
Other local bank securities	248,771	177	—	248,948	44,369
Bonds and company business papers	313	—	—	313	—
Other securities issued locally	—	—	—	—	—
Securities issued abroad:
Government and Central Bank securities	—	—	—	—	—
Other Securities issued abroad	—	—	—	—	—
Mutual Funds Investments:
Funds managed by related companies	—	—	—	—	—
Funds managed by third parties	—	—	—	—	—

Total	351,294	177	—	351,471	100,078

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 8 -                                  DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING

a)                  As of December 31, 2009 and 2008, and as of January 1, 2008, the Bank holds the following portfolio of derivative instruments:

As of December 31, 2009
		Notional amount of contract with final maturity in			Fair value
	Cash Flow (CF) or Fair value	Up to 3 months	From 3 months to 1 year	Over one Year	Assets	Liabilities
	(FV) Hedge	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held-for-hedging

Foreign currency Forwards	—	—	—	—	—	—
Interest rate Swaps	—	—	—	—	—	—
Foreign currency Swaps	—	—	—	—	—	—
Foreign currency and interest rate Swaps	—	—	—	—	—	—
Foreign currency call options	—	—	—	—	—	—
Interest rate call options	—	—	—	—	—	—
Foreign currency put options	—	—	—	—	—	—
Interest rate put options	—	—	—	—	—	—
Interest rate futures	—	—	—	—	—	—
Total derivatives held-for-hedging		—	—	—	—	—

Derivatives held-for-trading

Foreign currency Forwards		1,964,823	705,582	39,959	57,271	60,825
Interest rate Swaps		35,498	358,087	1,973,385	37,564	38,897
Foreign currency Swaps		18	60,732	578,041	31,305	14,981
Foreign currency and interest rate Swaps		—	—	—	—	—
Foreign currency call options		—	—	—	—	—
Interest rate call options		—	—	—	—	—
Foreign currency put options		—	—	—	—	—
Interest rate put options		—	—	—	—	—
Interest rate futures		—	—	—	—	—

Total derivatives held-for-trading		2,000,339	1,124,401	2,591,385	126,140	114,703

Total derivative financial instruments		2,000,339	1,124,401	2,591,385	126,140	114,703

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

As of December 31, 2008
		Notional amount of contract with final maturity			Fair Value
	Cash Flow (CF) or Fair value	Up to 3 months	From 3 months to 1 year	Over one Year	Assets	Liabilities
	(FV) Hedge	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held-for-hedging

Foreign currency Forwards	—	—	—	—	—	—
Interest rate Swaps	—	—	—	—	—	—
Foreign currency Swaps	—	—	—	—	—	—
Foreign currency and interest rate Swaps	FV	—	—	42,905	543	—
Foreign currency call options	—	—	—	—	—	—
Interest rate call options	—	—	—	—	—	—
Foreign currency put options	—	—	—	—	—	—
Interest rate put options	—	—	—	—	—	—
Interest rate futures	—	—	—	—	—	—
Total derivatives held-for-hedging			—	42,905	543	—

Derivatives held-for-trading

Foreign currency Forwards		1,812,586	983,058	307,939	178,597	163,634
Interest rate Swaps		—	115,744	1,143,598	8,922	7,154
Foreign currency Swaps		—	—	—	—	—
Foreign currency and interest rate Swaps		—	—	382,998	21,420	24,820
Foreign currency call options		—	—	—	—	—
Interest rate call options		—	—	—	—	—
Foreign currency put options		—	—	—	—	—
Interest rate put options		—	—	—	—	—
Interest rate futures		—	—	—	—	—

Total derivatives held-for-trading		1,812,586	1,098,802	1,834,535	208,939	195,608

Total derivative financial instruments		1,812,586	1,098,802	1,877,440	209,482	195,608

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

As of January 1, 2008
		Notional amount of contract with final maturity in			Fair Value
	Cash Flow (CF) or Fair value	Up to 3 months	From 3 months to 1 year	Over one Year	Assets	Liabilities
	(FV) Hedge	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held-for-hedging

Foreign currency Forwards	—	—	—	—	—	—
Interest rate Swaps	—	—	—	—	—	—
Foreign currency Swaps	—	—	—	—	—	—
Foreign currency and interest rate Swaps	—	—	—	—	—	—
Foreign currency call options	—	—	—	—	—	—
Interest rate call options	—	—	—	—	—	—
Foreign currency put options	—	—	—	—	—	—
Interest rate put options	—	—	—	—	—	—
Interest rate futures	—	—	—	—	—	—
Total derivatives held-for-hedging	—	—	—	—	—	—

Derivatives held-for-trading

Foreign currency Forwards	—	988,681	988,970	112,085	25,103	25,963
Interest rate Swaps	—	39,215	30,000	6,328,261	8,372	7,651
Foreign currency Swaps	—	—	—	—	—	—
Foreign currency and interest rate Swaps	—	—	784	355,776	556	576
Foreign currency call options	—	—	—	—	—	—
Interest rate call options	—	—	—	—	—	—
Foreign currency put options	—	—	—	—	—	—
Interest rate put options	—	—	—	—	—	—
Interest rate futures	—	26,470	—	—	24	47

Total derivatives held-for-trading		1,054,366	1,019,754	6,796,122	34,055	34,237

Total derivative financial instruments		1,054,366	1,019,754	6,796,122	34,055	34,237

b)                            Hedge accounting

As of December 31, 2009 the Bank does not present hedging derivatives.

As of December 31, 2008 the bank entered into fair value hedges to hedge interest rate risks. As of December 31, 2008, and hedge ineffectiveness amounting to MCh$257 was recognized under the item “Foreign Exchange gains (losses), net” in the Statement of Income.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

c)                             The following is the estimate as of December 31, 2008 of those financial years in which flows were expected, and the estimated gains (losses) of such years:

	Within 1 year	From 1 to 3 Years	From 3 to 8 Years	Over 8 Years	Total
	MCh$	MCh $	MCh$	MCh$	MCh$

Foreign Currency Swaps	(1,923.28)	(1,947.16)	4,413.52	—	543.08

The Bank uses an average camera Swap to hedge its exposure to changes in the fair value of liabilities, BCOR-K707.

NOTE 9 -                                  LOANS AND RECEIVABLES TO BANKS

a)                  As of December 31, 2009, 2008 and January 1, 2008, loans and receivable to banks are as follows:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Local Banks
Loans and advances to Banks	—	—	—
Non available deposits in the Central Bank of Chile	63,600	20,005	—
Nontransferable Chilean Central Bank securities	—	—	—
Other debts with the Chilean Central Bank	—	—	—
Interbank Loans	—	—	28,014
Current Account Overdrafts	—	—	—
Non transferable domestic bank loans	—	—	—
Other debts with local banks	—	—	—
Allowances and impairment for domestic bank loans	—	—	—

Foreign Banks
Loans to foreign banks	9,037	3,248	54,816
Current Account Overdrafts	—	—	—
Non transferable foreign banks deposits	—	—	—
Other debts with foreign banks	13,589	14,443	—
Allowances and impairment for foreign bank loans	(6)	(25)	(122)
Subtotal	22,620	17,666	54,694

Total	86,220	37,671	82,708

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

b)                  The allowances and impairment of interbank loans losses for the years ended December 31, 2009 and 2008 are shown below:

	As of 31 December 2009
	Local Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2009	—	(25)	(25)
Write-offs	—	—	—
Established provisions	—	(6)	(6)
Provisions released	—	25	25
Impairment	—	—	—
Impairment reversal	—	—	—

Balances as of December 31, 2009	—	(6)	(6)

	As of 31 December 2008
	Local Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2008	—	(122)	(122)
Write-offs	—	—	—
Established provisions	—	(100)	(100)
Provisions released	—	197	197
Impairment	—	—	—
Impairment reversal	—	—	—

Balances as of December 31, 2008	—	(25)	(25)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 10 -                           LOANS AND RECEIVABLES FROM CUSTOMERS

a)                             Loans and receivables to customers

As of December 31, 2009, 2008 and January 1, 2008, the composition of the loan portfolio is as follows:

	Gross Assets			Provisions
As of December 31, 2009	Normal Portfolio	Impaired Portfolio	Total	Individual	Group	Total	Net Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	2,978,831	165,386	3,144,217	25,686	15,128	40,814	3,103,403
Foreign trade loans	163,683	69,795	233,478	14,799	597	15,396	218,082
Current account debtors	44,863	3,457	48,320	149	700	849	47,471
Factoring operations	50,034	3,514	53,548	—	286	286	53,262
Leasing transactions	264,971	30,886	295,857	1,263	885	2,148	293,709
Other loans and receivables	1,334	116	1,450	5	30	35	1,415

Subtotals	3,503,716	273,154	3,776,870	41,902	17,626	59,528	3,717,342

Mortgage loans:
Letters of credit loans	134,979	9,728	144,707	—	1,501	1501	143,206
Endorsable mutual mortgage loans	202,550	9,918	212,468	—	2,232	2,232	210,236
Other mutual mortgage loans	387,154	6,136	393,290	—	1,625	1,625	391,665
Leasing transactions	160	—	160	—	—	—	160
Other loans and receivables	53,300	2,810	56,110	—	681	681	55,429

Subtotals	778,143	28,592	806,735	—	6,039	6,039	800,696

Consumer loans:
Consumer loans	273,389	21,007	294,396	—	21,789	21,789	272,607
Current account debtors	26,128	309	26,437	—	359	359	26,078
Credit card debtors	53,437	1,922	55,359	—	3,562	3,562	51,797
Consumer leasing transactions	503	20	523	—	6	6	517
Other loans and receivables	45,887	5,449	51,336	—	7,981	7,981	43,355

Subtotals	399,344	28,707	428,051	—	33,697	33,697	394,354

Total	4,681,203	330,453	5,011,656	41,902	57,362	99,264	4,912,392

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

	Gross Assets			Provisions
As of December 31, 2008	Normal Portfolio	Impaired Portfolio	Total	Individual	Group	Total	Net Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	2,676,035	153,185	2,829,220	15,803	9,851	25,654	2,803,566
Foreign trade loans	403,992	59,121	463,113	4,975	612	5,587	457,526
Current account debtors	80,667	3,339	84,006	167	615	782	83,224
Factoring operations	49,668	4,665	54,333	—	213	213	54,120
Leasing transactions	298,888	26,284	325,172	1,365	1,163	2,528	322,644
Other loans and receivables	1,808	499	2,307	25	60	85	2,222

Subtotals	3,511,058	247,093	3,758,151	22,335	12,514	34,849	3,723,302

Mortgage loans:
Letters of credit loans	157,143	12,930	170,073	—	1,838	1,838	168,235
Endorsable mutual mortgage loans	264,964	5,511	270,475	—	1,337	1,337	269,138
Other mutual mortgage loans	230,014	5,416	235,430	—	1,233	1,233	234,197
Leasing transactions	366	—	366	—	1	1	365
Other loans and receivables	15,019	871	15,890	—	193	193	15,697

Subtotals	667,506	24,728	692,234	—	4,602	4,602	687,632

Consumer loans:
Consumer loans	319,602	21,627	341,229	—	19,754	19,754	321,475
Current account debtors	29,908	318	30,226	—	418	418	29,808
Credit card debtors	67,054	3,883	70,937	—	5,455	5,455	65,482
Consumer leasing transactions	233	41	274	—	3	3	271
Other loans and receivables	56,196	7,253	63,449	—	10,406	10,406	53,043

Subtotals	472,993	33,122	506,115	—	36,036	36,036	470,079

Total	4,651,557	304,943	4,956,500	22,335	53,152	75,487	4,881,013

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

	Assets before Provisions			Provisions
As of January 1, 2008	Normal Portfolio	Impaired Portfolio	Total	Individual	Group	Total	Net Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	2,068,792	140,312	2,209,104	14,091	6,098	20,189	2,188,915
Foreign trade loans	272,555	8,476	281,031	1,652	325	1,977	279,054
Current account debtors	33,246	1,719	34,965	121	152	273	34,692
Factoring operations	89,211	2,506	91,717	—	917	917	90,800
Leasing transactions	232,643	24,105	256,748	2,091	414	2,505	254,243
Other loans and receivables	352	115	467	5	5	10	457

Subtotals	2,696,799	177,233	2,874,032	17,960	7,911	25,871	2,848,161

Mortgage loans:
Letters of credit loans	176,965	4,631	181,596	—	854	854	180,742
Endorsable mutual mortgage loans	199,639	699	200,338	—	372	372	199,966
Other mutual mortgage loans	152,714	1,943	154,657	—	465	465	154,192
Leasing transactions	192	—	192	—	—	—	192
Other loans and receivables	15,578	450	16,028	—	144	144	15,884

Subtotals	545,088	7,723	552,811	—	1,835	1,835	550,976

Consumer loans:
Consumer loans	355,010	23,504	378,514	—	17,671	17,671	360,843
Current account debtors	27,262	309	27,571	—	394	394	27,177
Credit card debtors	59,599	2,206	61,805	—	3,578	3,578	58,227
Consumer leasing transactions	335	—	335	—	1	1	334
Other loans and receivables	56,057	2,891	58,948	—	5,594	5,594	53,354

Subtotals	498,263	28,910	527,173	—	27,238	27,238	499,935

Total	3,740,150	213,866	3,954,016	17,960	36,984	54,944	3,899,072

Collateral held by the Bank in ensuring recovery of the interests reflected in its loan portfolio relate to Mortgage type collateral (urban and rural properties, agricultural lands, maritime vessels and aircraft, mining claims and other assets) and Liens ( Inventories, agricultural goods, industrial goods, plantations and other property as security). As of December 31, 2009, December 31, 2008 and January 1, 2008, the fair value of collateral held corresponds to 85.1%, 88.3% and 90.9% of assets covered, respectively.

In the case of mortgage collaterals, as of December 31, 2009, December 31, 2008 and January 1, 2008 the fair value of collateral held corresponds to 70.0%, 71.7% and 75.8% of the balance on loans receivable, respectively.

The Bank finances its customers’ asset purchases, both movable and real estate, through the leasing contracts presented under this item. As of December 31, 2009, MCh$207,928 corresponds to leasing of movable assets (MCh$253,607 as of December 31, 2008) and MCh$88,612 to leasing of real estate assets (MCh$72,205 as of December 31, 2008).

Over the 2009 financial year, the Bank has received financial assets such as homes, apartments, commercial and agricultural lands, among others, for a total of MCh$2,763 through the execution of guarantees (MCh$2,426 in 2008 and MCh$3,095 as of 01.01.2008).F-133

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

b)                             Portfolio characteristics

As of December 31, 2009 and 2008, the portfolio before provisions presents a detail by customer economic activity as follows:

	National Loans		Foreign Loans		Total		Distribution Percentage as of
	2009	2008	2009	2008	2009	2008	2009	2008
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans:
Manufacturing	234,016	313,828	201	816	234,217	314,644	4.67	6.34
Mining	83,855	80,685	—	—	83,855	80,685	1.67	1.63
Electricity, gas and water	239,087	250,874	—	6,192	239,087	257,066	4.77	5.18
Agriculture and livestock	151,272	165,756	—	4,438	151,272	170,194	3.02	3.43
Forestry and wood extraction	14,006	19,322	—	2,179	14,006	21,501	0.28	0.43
Fishing	68,281	86,195	—	—	68,281	86,195	1.36	1.74
Transport	184,558	111,077	—	2,766	184,558	113,843	3.68	2.29
Communications	48,739	28,635	—	—	48,739	28,635	0.97	0.58
Construction	510,805	388,817	—	—	510,805	388,817	10.18	7.84
Commerce	454,058	396,208	60,462	6,124	514,520	402,332	10.26	8.11
Services	1,621,353	1,513,287	305	651	1,621,658	1,513,938	32.33	30.52
Others	105,872	343,276	—	37,025	105,872	380,301	2.18	7.73
Subtotals	3,715,902	3,697,960	60,968	60,191	3,776,870	3,758,151	75.37	75,82

Mortgage Loans	806,735	692,234	—	—	806,735	692,234	16.10	13.98
Consumer loans	428,051	506,115	—	—	428,051	506,115	8.53	10,20
Total	4,950,688	4,896,309	60,968	60,191	5,011,656	4,956,500	100.00	100.00

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

c)                             Provisions

The changes in provisions during the years 2009 and 2008 are summarized as follows:

	Individual	Group
	Provisions	Provisions	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2008	17,960	36,984	54,944

Impaired portfolio write-offs:
Commercial loans	(1,358)	(4,792)	(6,150)
Mortgage loans	—	(493)	(493)
Consumer loans	—	(39,296)	(39,296)

Total Write-offs	(1,358)	(44,581)	(45,939)

Provisions recognized	12,881	62,149	75,030
Provisions used	(7,148)	(1,400)	(8,548)
Impairment	—
Impairment reversal	—	—	—
Balances as of December 31, 2008	22,335	53,152	75,487

Balances as January 1, 2009	22,335	53,152	75,487

Impaired portfolio write-offs:
Commercial loans	(2,273)	(6,563)	(8,836)
Mortgage loans	—	(524)	(524)
Consumer loans	—	(51,412)	(51,412)
Total Write-offs	(2,273)	(58,499)	(60,772)

Provisions recognized	33,038	71,280	104,318
Provisions used	(11,198)	(8,571)	(19,769)
Impairment	—
Impairment reversal	—	—	—
Balances as of December 31, 2009	41,902	57,362	99,264

In addition to these credit risk provisions, country risk provisions are maintained to cover foreing transactions and additional provisions approved by the Board of Directors, which are shown in liabilities under the line item Provisions (Note 20).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 11 -                                      INVESTMENT INSTRUMENTS

As of December 31, 2009 and 2008, the detail of available for sale investments is as follows:

a)                  Financial investments available-for-sale

	As of December 31		As of January 1
	2009	2008	2008
	MCh$	MCh$	MCh$

Chilean Central Bank and Government Securities
Chilean Central Bank securities	548,073	284,498	2,984
Chilean Treasury Bonds	26,748	22,326
Other government securities	1,474	11,934

Other financial instruments
Promissory notes related to deposits in local banks	146,934	206,604	38,382
Chilean mortgage finance bonds	1,827	2,951	—
Chilean financial institution bonds	—	48,165	—
Other local investments	4,100	—	—

Financial instruments Issued abroad
Foreign government and central bank instruments	—	—	—

Other foreign investments	1,563	—	—

Impairment Provision	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	6,443	—	—
Other investments	—	—	—

Impairment Provision	—	—	—

Total	737,162	576,478	41,366

As of December 31, 2009, the portfolio of financial investments available-for-sale includes an unrealized gain (1oss),  net of deferred taxes, recorded in Shareholders’ Equity of  MCH$5,273 (MCH$1,018 as of December 31, 2008 and MCH$2 as of January 1, 2008).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

The realized value and fair value of the available for sale investments as of December 31, 2009, 2008 and January 1, 2008 are as follows:

	As of December 31, 2009
	Cost	Gross unrealized profits	Gross unrealized losses	Fair value
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	553,002	1,155	(6,084)	548,073
Chilean Central Bank Notes	27,953	—	(1,205)	26,748
Other Chilean Central Bank and Government securities	1,514	4	(44)	1,474
Subtotals	582,469	1,159	(7,333)	576,295
Other Financial Instruments
Promissory notes related to deposits in local banks	147,123	118	(307)	146,934
Chilean mortgage finance bonds	1,786	53	(12)	1,827
Chilean financial institution bonds	—	—	—	—
Other local investments	4,080	38	(18)	4,100
Subtotals	152,989	209	(337)	152,861
Financial instruments Issued abroad
Foreign government and central bank instruments	—	—	—	—
Other foreign investments	1,515	48	—	1,563
impairment Provision	—	—	—	—
Subtotals	1,515	48	—	1,563

Unquoted securities in active markets
Chilean corporate bonds	6472	—	(29)	6,443
Other investments	—	—	—	—
Impairment Provision	—	—	—	—
Subtotals	6472	—	(29)	6,443

Totals	743,445	1,416	(7,699)	737,162

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

	As of December 31, 2008
	Cost	Gross unrealized profits	Gross unrealized losses	Fair value
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	281,857	3,957	(1,316)	284,498
Chilean Central Bank Notes	21,675	663	(12)	22,326
Other Chilean Central Bank and Government securities	12,053	17	(136)	11,934
Subtotals	315,585	4,637	(1,464)	318,758
Other Financial Instruments
Promissory notes related to deposits in local banks	205,233	1,630	(259)	206,604
Chilean mortgage finance bonds	2,986	11	(46)	2,951
Chilean financial institution bonds	51,447	—	(3,282)	48,165
Other local investments	—	—	—	—
Subtotals	259,666	1,641	(3,587)	257,720
Financial instruments Issued abroad
Foreign government and central bank instruments	—	—	—	—
Other foreign investments	—	—	—	—
impairment Provision	—	—	—	—
Subtotals	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—
Other investments	—	—	—	—
Impairment Provision	—	—	—	—
Subtotals	—	—	—	—

Totals	575,251	6,278	(5,051)	576,478

As of January 1, 2008
	Cost	Gross unrealized profits	Gross unrealized losses	Fair value
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	2,972	12	—	2,984
Chilean Central Bank Notes	—	—	—	—
Other Chilean Central Bank and Government securities	—	—	—	—
Subtotals	2,972	12	—	2,984
Other Financial Instruments
Promissory notes related to deposits in local banks	38,395	12	(25)	38,382
Chilean mortgage finance bonds	—	—	—	—
Chilean financial institution bonds	—	—	—	—
Other local investments	—	—	—	—
Subtotals	38,395	12	(25)	38,382
Financial instruments Issued abroad
Foreign government and central bank instruments	—	—	—	—
Other foreign investments	—	—	—	—
impairment Provision	—	—	—	—
Subtotals	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—
Other investments	—	—	—	—
Impairment Provision	—	—	—	—
Subtotals	—	—	—	—

Totals	41,367	24	(25)	41,366

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

All the profits(losses) from available-for-sale portfolio correspond to the  sale of instruments during each reported period and do not go through long-term figures.

b)                             Investments held at maturity

As of December 31, 2009 and 2008 or January 1, 2008, the Bank did not maintain investments designated as held-tomaturity.

c)                             Impairment of Investment instruments

The amount recognized each year due to impairment of Investment instruments presents the following balance change:

As of December 31
	2009	2008
	MCh$	MCh$

Balance as of January 1	—	—
Charges for the year	—	—
Impairment reversal	—	—
Balance as of December 31	—	—

All investments quoted on non active markets, classified as available-for-sale, have been recorded at their fair value.F-133

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 12 -                           INVESTMENTS IN OTHER COMPANIES

a)              As of December 31, 2009, December 31, 2008 and January 1, 2008 the investments in other companies are detailed as follows:

	December 31, 2009		December 31, 2008		January 1, 2008
	%		%		%
Company	Share	MCh$	Share	MCh$	Share	MCh$

Nexus S.A.	12.90	1,057	12.90	1,057	12.90	1,057
Transbank S.A.	8.72	939	8.72	939	8.72	939
Combanc S.A.	4.72	135	8.67	251	8.67	251
Redbanc S.A.	2.50	110	2.50	110	2.50	110
Sociedad Interbancaria de Depósitos de Valores S.A.	3.91	75	3.91	75	3.91	75

Shares or rights in other companies
Santiago Stock Exchange shares	—	1,056	—	1,056	—	1,056
Chilean Electronic Stock Exchange shares	—	211	—	211	—	211

Total		3,583		3,699		3,699

During 2009 and 2008 the Bank received dividends from investment in other companies amounting to MCh$445 and MCh$262 respectively.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

b)             The movements of investment in other  companies as of  December 31, 2009 and 2008, were the following:

	2009	2008
	MCh$	MCh$

Balance at January 1	3,699	3,699
Investment acquisitions	—	—
Investment sales	(116)	—
Share on income	—	—
Dividends received	—	—
Exchange rate differences	—	—

Total	3,583	3,699

On May 26, 2009, the Bank sold 46% of its ownership interest in the company Combanc S.A. for a total of MCh$116, resulting in a gain amounting to MCh$77 (Note 32).

c)              The change in impairment losses is as follows:

	2009	2008
	MCh$	MCh$

Balance at January 1	—	—
Net Increase/(Decrease)	—	—
Closing balance	—	—

NOTE 13 -                           INTANGIBLES

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

a)                  Intangibles as of December 31, 2009, 2008 and January 1, 2008 consists of the following:

	December 31, 2009
Concept	Useful life years	Remaining amortization years	Final gross balance	Amortization and impairment for the Period	Final Net Balance
			MCh$	MCh$	MCh$
Separately acquired intangibles
Integrated banking system	15	8	9,756	(1,126)	8,630
Computer equipment system or software	3	3	1,081	(304)	777
IT Projects	6	6	4,173	(575)	3,598
Other projects	5	5	652	(27)	625

Total			15,662	(2,032)	13,630

						January 1,
	December 31, 2008					2008
Concept	Useful life years	Remaining amortization years	Final gross balance	Amortization and impairment for the Period	Final Net Balance	Final Net Balance
			MCh$	MCh$	MCh$	MCh$
Separately acquired Intangibles
Integrated banking system	15	9	11,626	(1,870)	9,756	11,510
Computer equipment system or software	3	2	1,074	(230)	844	314
IT Projects	6	5	1,872	(319)	1,553	1,107
Other Projects	4	1	725	(626)	99	985

Total			15,297	(3,045)	12,252	13,916

b)                  The changes in the intangible assets during 2009 and 2008 is as follows:

	Integrated banking system	Computer equipment system or software	IT Projects	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2009	9,756	844	1,553	99	12,252
Purchases		94	2,772	—	2,866
Retirements	—	—	(57)	—	(57)
Amortization	(1,126)	(304)	(575)	(27)	(2,032)
Other	—	143	(95)	553	601

Balances as of December 31, 2009	8,630	777	3,598	625	13,630

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

	Integrated banking system	Computer equipment system or software	IT Projects	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2008	11,510	314	1,107	985	13,916
Purchases	—	509	642	—	1,151
Retirements	—	—	—	—	—
Amortization	(1,870)	(230)	(319)	(626)	(3,045)
Other	116	251	123	(260)	230

Balances as of December 31, 2008	9,756	844	1,553	99	12,252

c)                  As of December 31, 2009 and 2008, the Bank has entered into the following intangible asset purchasing commitments, detailed below:

	Invested Amount 2009	Invested Amount 2008
	MCh$	MCh$
License detail:
Business object - Borja Consultores Ltda.	—	4
Ingram Micro Chile S.A.	750	—

NOTE 14 -                           PROPERTY, PLANT AND EQUIPMENT

a)      Property, plant and equipment as of December 31, 2009, 2008 and January 1, 2008 is as follows:

	December 31, 2009
Item	Useful life years	Remaining amortization years	Final gross balance	Depreciation and impairment for the Period	Final Net Balance
			MCh$	MCh$	MCh$

Land and buildings	21	20	47,947	(2,452)	45,495
Equipment	5	4	5,541	(823)	4,718
Other	6	5	6,002	(1,003)	4,999

Total			59,490	(4,278)	55,212

	December 31, 2008					Final Net
Item	Useful life years	Remaining amortization years	Final gross balance	Depreciation and impairment for the Period	Final Net Balance	Balance as of January 1, 2008
			MCh$	MCh$	MCh$	MCh$

Land and buildings	19	18	48,417	(2,838)	45,579	43,519
Equipment	5	4	2,354	(373)	1,981	1,167
Other	5	4	4,247	(576)	3,671	2,902

Total			55,018	(3,787)	51,231	47,588

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

b)      The changes in property, plant and equipment during 2009 and 2008 is as follows:

2009	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2009	45,579	1,981	3,671	51,231
Purchases	2,895	3,506	1,766	8,167
Retirements	—	(101)	(7)	(108)
Depreciation	(2,452)	(823)	(1,003)	(4,278)
Other	(527)	155	572	200

Balances as of December 31, 2009	45,495	4,718	4,999	55,212

2008	Land and buildings	Equipment	Other	Total
	MCH$	MCH$	MCH$	MCH$

Balances as of January 1, 2008	43,519	1,167	2,902	47,588
Purchases	5,039	1,133	1,691	7,863
Retirements	(593)	(8)	(53)	(654)
Depreciation	(2,838)	(373)	(576)	(3,787)
Others	452	62	(293)	221

Balances as of December 31, 2008	45,579	1,981	3,671	51,231

c)                 As of December 31, 2009 and 2008, the Bank holds operating lease contracts that cannot be rescinded unilaterally.  The future payment information is broken down as follows:

Future Operating Lease Payments

Land, Buildings and Equipment

	Up to 1 Year	From 1 to 5 Years	Over 5 Years	Total
	MCh$	MCh$	MCh$	MCh$

As of December 31, 2009	4,234	15,498	22,988	42,720

As of December 31, 2008	4,641	18,995	10,685	34,321

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

d)                 As of December 31, 2009 and 2008, the Bank holds financial leasing contracts that cannot be rescinded unilaterally.  The future payment information is broken down as follows:

Future Financial Leasing Payments

Land, Buildings & Equipment

	Up to 1 Year	From 1 to 5 Years	Over 5 Years	Total
	MCh$	MCh$	MCh$	MCh$
As of December 31, 2009	410	570	—	980

As of December 31, 2008	860	1,199	—	2,059

NOTE 15 -                           CURRENT TAXES

a)                  Current income tax provision

At the end of each year the bank recognizes an Income Tax Provision, which is determined based on the currently applicable tax legislation and reflected liabilities of $7,831 million for 2009 (a $6,488 million asset as of December 31, 2008 and a $5,554 million liability as of January 1, 2008). This provision is recorded net of recoverable taxes, as shown in the following detail:

	As of December 31,	As of December 31,	As of January 1,
	2009	2008	de 2008
	MCh$	MCh$	MCh$

Income tax. 17% tax rate	16,858	9,778	8,662
Less:
Monthly Provisional Payment	(7,258)	(13,313)	(12,636)
Tax credit for training costs	(1,147)	(276)	(882)
Tax credit for donations	(273)	(179)	(220)
Tax credit for property taxes on leased real estate assets	(325)	(1,097)	(84)
Other taxes to be recovered	(24)	(1,401)	(394)

Total	7,831	(6,488)	(5,554)

Related to tax refunds of prior years amounting to MCh$24 as of December 31, 2009 (MCh$1,401 as of December 31, 2008 and MCh$394 as of January 1, 2008).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

b)                  Effect on income

The effect of tax expense on income during the years ended December 31, 2009 and 2008 is comprised of the following items:

	As of December 31,
	2009	2008
	MCh$	MCh$

Income Tax expense
Current tax expense	(16,858)	(9,778)

Deferred taxes
Temporary differences	1,227	288

SubTotal	(15,631)	(9,490)

Others	(618)	186

Net charge to income for income taxes	(16,249)	(9,304)

Year open for review by tax authorities

As of December 31, 2009 and 2008, the Bank has, in addition to the two years mentioned below, 2005, 2006 and 2007 open for review in relation to the main taxes applicable to it. The other consolidated entities have the corresponding years open for review, pursuant to their respective tax regulations. Because of the possible different interpretations which can be made of the tax regulations, the outcome of the tax audits of the years reviewed and of the open years might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Bank’s tax advisers consider that the possibility of such contingent liabilities becoming actual liabilities is remote, and that in any event the tax charge which arise there from tax audits would not materially affect the consolidated financial statements of the Bank.

c)                  Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2009 and 2008, is as follows:

	As of December 31,
	2009		2008
	Tax Rate	Amount	Tax Rate	Amount
	%	MCh$	%	MCh$

Net income before taxes	17.0	17,415	17.0	16,658
Permanent Differences and others	(1.1)	(1,166)	(8.0)	(7,354)

Income tax effective rate and expenses	15.9	16,249	9.0	9,304

d)                  Effect of deferred taxes on other comprehensive

Below is a summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, during the years ended December 31, 2009 and 2008, which consists of the following items:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

	As of December 31,
	2009	2008
	MCh$	MCh$

Adjustment to new standards	(3,292)	(3,292)
Financial assets available-for-sale	1,080	(209)

Total charge to other comprehensive income	(2,212)	(3,501)

e)                  Effect of deferred taxes on income

Below are the effects of deferred taxes on assets, liabilities, and income assigned as a result of timing differences:

	As of December 31,						As of January 1,
	2009			2008			2008
	Assets	Liabilities	Net	Assets	Liabilities	Net	Assets	Liabilities	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Concepts:

Provisions for loans losses	13,942	—	13,942	8,984	—	8,984	8,365	—	8,365
Accrued interest and adjustment related to past-due loan portfolio	3,019	—	3,019	2,311	—	2,311	1,281	—	1,281

Unearned Price differences	104	—	104	215	—	215	1,239	—	1,239
Employees related provisions	346	—	346	813	—	813	611	—	611
Other	1,649	—	1,649	472	—	472	454	—	454

Depreciation of Property, plant and equipment	—	(3,948)	(3,948)	—	(271)	(271)	—	(202)	(202)
Leasing Division and other	—	(11,696)	(11,696)	—	(10,335)	(10,335)	—	(9,847)	(9,847)

Total net asset (liability)	19,060	(15,644)	3,416	12,795	(10,606)	2,189	11,950	(10,049)	1,901

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 16 -                           OTHER ASSETS

a)                 The detail of other assets is as follows:

	As of December 31,	As of December 31,	As of January 1,
	2009	2008	2008
	MCH$	MCH$	MCH$

Prepaid rent (1)	23,311	24,640	—
Accounts and Notes receivable	32,323	15,588	13,229
Prepaid expenses	8,330	12,371	13,357
Projects under development (2)	6,540	5,797	4,958
Assets for Leasing (3)	3,629	8,772	8,719
Assets received in lieu of payment (4)	10,051	7,921	3,990
Transactions in process (suspense accounts)	657	972	1,145
Other	7,466	4,115	14,293
Total	92,307	80,176	59,691

(1)              Rent paid in advance for SMU ATMs (See Note 33.b)

(2)              Information system and other projects.

(3)              Fixed assets available to be delivered in the form of financial leases.

(4)              The provisions for assets received in lieu of payment are recorded as a provision for the difference between initial value and any additions or currency restatement and its realizable value, where the former is greater.

b)                 The balance change of provisions on assets received in lieu of payment during 2009 and 2008 is as follows:

Accumulated Amortization and impairment	Provisions on Assets received in lieu of payment
MCh$
Balance as of January 1, 2008	33
Provisions used	(282)
Provisions recognized	249
Balance as of December 31, 2008	—

Balance as of January 1, 2009	—

Provisions used	(744)
Provisions recognized	657
Balance as of December 31, 2009	(87)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 17 -                           CURRENT ACCOUNTS, DEPOSITS AND SAVING ACCOUNTS

Current accounts, deposits and saving accounts as of December 31, 2009 and 2008 and January 1, 2008 consist of the following:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$
a) Current accounts and demand deposits

Current Accounts	328,078	258,664	202,601
Other deposits and sight accounts	39,319	25,988	28,962
Other sight liabilities	27,788	22,473	22,650
Payments on account of un-liquidated claims	82,317	38,644	14,456
Other sight liabilities	18,768	12,133	68,430

Total	496,270	357,902	337,099

b) Time deposits and saving accounts

Time deposits	3,306,935	3,340,558	2,400,855
Deposits due	—	—	—
Term Savings Accounts	9,011	10,079	9,813
Other term creditor Balances	99	105	101

Total	3,316,045	3,350,742	2,410,769

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 18 -                           BORROWINGS FROM FINANCIAL INSTITUTIONS

Borrowings from financial institutions as of December 31, 2009 and 2008 include the following:

	As of December 31
	2009	2008
	MCh$	MCh$
Loans obtained from financial institutions and the Chilean Central Bank:
Chilean Central Bank	4,008	—
Subtotal	4,008	—

Loans obtained from national financial institutions

Banco del Estado de Chile	—	50,023
Banco de la Nación Argentina	—	4,042
Bank of Tokio Mitsubichi (Chile)	1,016	5,140
Subtotal	1,016	59,205

Loans obtained from foreign financial institutions
ABN AMRO bank Holland	—	15,712
Banesto	5,075	3,187
Bank of America	11,381	28,729
Bank of Montreal Toronto	890	8,386
Bank of New York	2,538	3,187
Bayerische Landesbank M.	—	12,749
BHF Bank Germany	—	3,187
Bilbao Vizcaya Arg.	—	6,374
BNP Paribas	—	6,374
Citibank N.A.	10,003	12,749
Commerzbank A.G.	43,538	3,825
Credit Industriel et Comercial	11,673	6,374
Credit Suisse	—	9,349
Dresdner Bank AG.	5,125	50,995
ING Bank N.V Amsterdam	22,395	37,545
Intesa San Saolo SPA.	15,326	19,123
JP Morgan Chase	5,144	12,749
Landesbank Baden-Wurttember	5,075	15,936
National City Bank Cleveland	—	16,064
Standard Chartered Bank	49,415	22,310
Sumitomo Bank	—	3,187
Sumitomo Mitsui	5,075	9,120
Toronto Dominion Bank	12,726	22,311
Unicredito Italiano	115	6,374
Wachovia Bank N.A.	79,878	78,271
Zurcher Kantonalbank	—	9,562
BAC Florida	5,075	—
Banque Nationale du Canada	5,129	—
Bayerische Hypove	2,250	—
Banco Crédito del Peru	15,733	—
Bladex	25,376	—
Mercantil Commercebank	12,688	—
The bank of Tokyo Mitsubishi	1,523	—
Other banks	4,233	9,672
subtotal	357,379	433,401
Total	362,403	492,606

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 19 -                           DEBT INSTRUMENTS ISSUED AND OTHER OBLIGATIONS

As of December 31, 2009, 2008 and January 1, 2008, the composition of this item is as follows:

	As of December 31		As of January 1
	2009	2008	2008
	MCh$	MCh$	MCh$
Debt issued
Letters of credit	271,430	331,588	353,431
Bonds	410,473	324,662	305,113
Subordinated bonds	253,316	108,922	43,882

Subtotal	935,219	765,172	702,426
Other financial liabilities
Public Sector liabilities	23,406	43,518	26,048
Borrowings from domestic financial institutions	3,447	3,599	3,493
Foreign borrowings	—	277	309

Subtotal	26,853	47,394	29,850

	As of December 31, 2009
	Long Term	Short Term	Total
	MCh$	MCh$	MCh$

Letters of credit	240,247	31,183	271,430
Bonds	127,508	282,965	410,473
Subordinated bonds	236,824	16,492	253,316

Debt issued	604,579	330,640	935,219

Other financial obligations	23,406	3,447	26,853

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

	As of December 31, 2008
	Long Term	Short Term	Total
	MCh$	MCh$	MCh$

Letters of credit	294,726	36,862	331,588
Bonds	306,315	18,347	324,662
Subordinated bonds	99,060	9,862	108,922

Debt issued	700,101	65,071	765,172

Other financial obligations	43,518	3,876	47,394

	As of January 1, 2008
	Long Term	Short Term	Total
	MCh$	MCh$	MCh$

Letters of credit	315,138	38,293	353,431
Bonds	287,803	17,310	305,113
Subordinated bonds	37,530	6,352	43,882

Debt issued	640,471	61,955	702,426

Other financial obligations	26,048	3,802	29,850

Mortgage finance bonds

	As of December 31		As of January 1
	2009	2008	2008
	MCh$	MCh$	MCh$

Due within 1 year	31,183	36,862	38,293
Due after 1 year but whithin 2 years	25,286	28,594	28,413
Due after 2 years but within 3 years	24,665	28,571	28,486
Due after 3 years but within 4 years	23,966	27,853	28,377
Due after 4 years but within 5 years	23,574	27,062	27,583
Due after 5 years	142,756	182,646	202,279

Total mortgage finance bonds	271,430	331,588	353,431

Bonds

	As of December 31		As of January 1
	2009	2008	2008
	MCh$	MCh$	MCh$

BCOR-D0405	168,703	172,855	158,054
BCOR-J0606	55,230	65,455	67,958
BCOR-K0707	42,261	42,956	39,431
BCOR-L0707	42,333	43,396	39,670
BCOR-M1207	560	—	—
Time Deposits	101,386	—	—

Total bonds	410,473	324,662	305,113

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

	As of December 31		As of January 1
	2009	2008	2008
	MCh$	MCh$	MCh$

Due within 1 year	282,965	18,347	17,310
Due after 1 year but whithin 2 years	12,187	180,614	16,453
Due after 2 years but within 3 years	49,923	12,034	160,279
Due after 3 years but within 4 years	10,069	49,392	10,624
Due after 4 years but within 5 years	8,956	9,461	43,659
Due after 5 years	46,373	54,814	56,788

Total bonds	410,473	324,662	305,113

Subordinated bonds

	As of December 31		As of January 1
	2009	2008	2008
	MCh$	MCh$	MCh$

Series UCOR-W1197	76	64,584	111
Series UCOR-X1197	8,829	100	12,796
Series UCOR-Y1197	9,186	11,615	9,324
Series UCOR-Z1197	21,343	9,818	21,651
Series UCOR-V0808	111,269	22,805	—
Series UCOR AA-0809	102,613

Total subordinated bonds	253,316	108,922	43,882

	As of December 31		As of January 1
	2009	2008	2008
	MCh$	MCh$	MCh$

Due within 1 year	16,492	9,862	6,352
Due after 1 year but whithin 2 years	15,599	9,210	5,879
Due after 2 years but within 3 years	14,703	8,602	5,439
Due after 3 years but within 4 years	11,331	8,036	5,032
Due after 4 years but within 5 years	10,733	5,112	4,655
Due after 5 years	184,458	68,100	16,525

Total subordinated bonds	253,316	108,922	43,882

Additional Information

On December 29, 2009, Corpbanca peformed an issuance and placement of international bonds for a total amount of US$17,150,000 at an annual interest rate of 0.55063%, under the rules of Regulation “S” of the Securities Exchange Act of the United States of America. The date of maturity and its payment was in March 29, 2010 for US$17,173,608 (which includes US$23,608 for interests). Such bonds issuance were neither registered in the Securities Registry of the Chilean Superintendency for Banks and Financial Institutions, nor with the Securities and Exchange Commission of the United States of America. As such, they were neither offered or sold in the United States of America, or to any person of such country, nor were publicly offered in Chile.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

Other Financial obligations

	As of December 31		As of January 1
	2009	2008	2008
	MCh$	MCh$	MCh$

Due within 1 year	1,040	3,335	12,442
Due after 1 year but whithin 2 years	942	751	4,793
Due after 2 years but within 3 years	1,497	1,736	2,951
Due after 3 years but within 4 years	3,433	4,942	2,259
Due after 4 years but within 5 years	686	5,275	1,537
Due after 5 years	15,808	27,479	2,066

Total long term obligations	23,406	43,518	26,048

Short term liabilities:

Amounts due to credit card operators	3,447	3,599	3,493
Others	—	277	309

Total short-term obligations	3,447	3,876	3,802

Total other financial obligations	26,853	47,394	29,850

NOTE 20 -                           PROVISIONS

As of December 31, 2009 and 2008 the Bank has recorded the following changes in its provisions:

a.               Other Provisions

The provisions as of December 31, 2009 and 2008 are as follows:

	As of December 31		As of January 1
	2009	2008	2008
	MCh$	MCh$	MCh$

Accrual for benefits and staff salaries	6,473	3,902	3,889
Accrual for mandatory dividends	42,554	28,155	25,525
Allowances for contingencies	777	370	404

Total	49,804	32,427	29,818

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

b.              The provision balance changes during 2009 and 2008, were as follows:

	Accrual for benefits and staff salaries	Mandatory Dividends	Contingencies	Total
	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2009	3,902	28,155	370	32,427
Application of provisions	9,709	—	—	9,709
Provisions created	(7,317)	42,554	413	35,650
Provisions released	(676)	(28,155)	(6)	(28,837)
Other	855	—	—	855
Balance as of December 31, 2009	6,473	42,554	777	49,804

	Accrual for benefits and staff salaries	Mandatory Dividends	Contingencies	Total
	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2008	3,889	25,525	404	29,818
Provisions recognized	6,497	—	130	6,627
Provisions used	(6,090)	—	—	(6,090)
Provisions released	—	—	(164)	(164)
Other	(394)	2,630	—	2,236
Balance as of December 31, 2008	3,902	28,155	370	32,427

c.               Accrual for employee benefits and staff salaries

	As of December 31		As of January 1
	2009	2008	2008
	MCh$	MCh$	MCh$

Provision for years of service compensation	—	54	46
Other personnel benefits provisions	4,431	2,816	2,793
Provision for Vacations	2,042	1,032	1,050
Other	—	—	—

Total	6,473	3,902	3,889

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

d.              Provision for Years of Service compensation

	As of December 31		As of January 1
	2009	2008	2008
	MCh$	MCh$	MCh$

Present value of the liability at the beginning of fiscal year	54	46	93
Provision increase	1,800	2,867	1,700
Payments	—	(2,859)	(1,747)
Prepayments	—	—	—
Provision releases	(1,854)	—	—
Discount rate effect	—	—	—
Other	—	—	—

Total	—	54	46

NOTE 21 -                           OTHER LIABILITIES

Other liabilities as of December 31, 2009, and 2008 and as of January 1, 2008, are as follows:

	As of December 31		As of January 1
	2009	2008	2008
	MCh$	MCh$	MCh$

Accounts and notes payable	13,060	15,837	8,205
Dividends payable	50	32	36
Deferred income	37	53	5
Creditors for intermediation	2,663	—	4,013
Other liabilities	1,661	2,630	3,128

Total	17,471	18,552	15,387

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 22 -                           CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES

a)                  Off-balance commitments and responsibilities:

The Bank, its subsidiaries and its New York branch maintain off-balance sheet accounts the following most significant balances related to commitments and customary banking responsibilities:

	As of December 31	As of December 31
	2009	2008
	MCh$	MCh$

CONTINGENT LOANS	906,956	980,742
Collaterals and Guarantees	15,137	17,898
Collaterals and Guarantees in Chilean currency	—	—
Collaterals and Guarantees in foreign currency	15,137	17,898
Confirmed foreign letters of credit	32,819	1,941
Letters of credit	31,614	24,077
Performance bonds	301,708	314,916
Interbank letters of guarantee	—	—
Cleared lines of credit	525,678	621,910
Other credit commitments	—	—
Other contingent loans	—	—
THIRD PARTY OPERATIONS	584,444	139,656
Collections	26,004	77,273
Foreign Collections	14,973	63,178
Domestic Collections	11,031	14,095
Placement or sale of financial securities	—	—
Placement of public securities issues	—	—
Sale of bank transaction letters of credit	—	—
Other security sales	—	—
Transferred financial assets administered by the bank	64,002	62,383
Assets assigned to Insurance Companies	64,002	62,383
Securitized assets	—	—
Other assets assigned to third parties	—	—
Third party funds under management	494,438	—
Financial assets under management on behalf of third parties	494,438	—
Other assets under management on behalf of third parties	—	—
Financial assets acquired in own name	—	—
Other assets acquired in own name	—	—
SECURITIES CUSTODY	328,075	153,113
Securities in custody held by the bank	73,130	62,861
Securities in custody deposited in another entity	169,768	—
Bank-issued Securities	85,177	90,252
Term deposit notes	85,177	90,252
Saleable letters of credit	—	—
Other documents	—	—
COMMITMENTS	—	—
Underwriting transaction guarantees	—	—
Asset acquisition commitments	—	—

Total	1,819,475	1,273,511

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

b)                                      Pending lawsuits

As of December 31, 2009 there were lawsuits pending against the Bank relating to loans and other matters. In the opinion of management and the Bank’s legal counsel, these lawsuits should not result in material losses.

Before the Fifth Crime Tribunal of Santiago is the fraud case Rol Nº 149913-7.  This criminal lawsuit filed by Banco del Estado de Chile, in which Corp Capital Corredores de Bolsa S.A. is not party to, claims the time deposit n°00243045 totaling MCh$43 (historical), was unduly confiscated.  Concepción S.A. Corredores de Bolsa, currently named Corp Capital Corredores de Bolsa S.A., acquired the time deposit from its first beneficiary claiming “corpus delicti”. The above mentioned time deposit is entirely provisioned in the financial statements.

c)                  Contingent loans

The following table details the Bank’s contractual obligations and related provision for contingent loans:

	As of December 31
	2009	2008
	MCh$	MCh$

Sureties and guarantees	15,137	17,898
Letters of credit	31,614	24,077
Confirmed foreign letters of credit	32,819	1,941
Performance bonds	301,708	314,916
Amounts available on lines of credit and credit cards	525,678	621,910
Other	—	—
Total	906,956	980,742

d)                  Responsibilities

The bank and its subsidiaries hold the following responsabilities under the normal course of business:

	As of December 31
	2009	2008
	MCh$	MCh$

Notes under collection	26,004	77,273
Financial assets transferred to and managed by the bank	64,002	62,383
Third party resources managed by the bank	494,438	327,841
Securities held in Custody	328,075	260,918
Total	912,519	728,415

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

e)                                      Guarantees

Assets given as collateral

	As of December 31
	2009	2008
	MCh$	MCh$

Assets given as collateral	5,299	6,618
Total	5,299	6,618

f)                    Other Liabilities

•                      CorpBanca is authorized to pass on to its customers any obligations related to deferred customs duties originating from imports of assets for leasing, which are transfers that materialize prior to National Customs Service authorization. As of December 31, 2009, the Bank has transferred a total of MCh$92 (MCh$92 in 2008) in deferred customs duty obligations to its customers.

•                      As of December 31, 2009, leasing contracts signed, but for which assets have not yet been delivered, amounts to MCh$44,652 (MCh$45,827 in 2008).

•                      Pursuant to Articles 30 and 31 of Law No. 18,045 (Securities Market Law), Corp Capital Corredores de Bolsa S.A. has given a guarantee from Compañía de Seguros de Crédito Continental S.A. for MCh$83.8 (UF4,000) that matures April 22, 2010, designating the Santiago Stock Exchange as depository and custodian of this guarantee.

•                      On June 30, 2009, Corp Capital Corredores de Bolsa S.A. entered into an employee fidelity insurance policy with Chubb de Chile Compañía de Seguros Generales with coverage of US$ 10,000,000. The policy expires on June 30, 2010.

•                      Corp Capital Corredores de Bolsa S.A. maintains fixed income securities in the Santiago Stock Exchange to guarantee transactions for the Securities Clearing and Settlement Systems (SCL), which amounted to MCh$4,589 in December 2009 and MCh$725 in December 2008. Shares delivered to guarantee simultaneous transactions, in the amount of MCh$17,188 in December 2009 and MCh$5,741 in December 2008, are also included in this category.  Additionally there is another guarantee amounting US$100,000 in order to cover the abroad traders as of December 31, 2009 which amounted MCh$51. During December 2009 Corp Capital Corredores de Bolsa S.A. took guarantees in Corpbanca for MCh$49,407 in order to cover a long term credit for MUS$100.

•                      To comply with Article 58 d) of DFL 251 of 1930 which states that “Insurance brokers, in their business activities, must comply with the requirement to contract insurance policies as determined by the SVS, to correctly respond and fully comply with the obligations of their business and especially for damages that could result for insured parties that contract their policy through a broker”, the Company has contracted the following policies with Consorcio General de Seguros S.A. that took effect on April 15, 2009 and expire on April 14, 2010:

Policy	Insured item	Insured Amount(MCh$)	Insured Amount (UF)

4281982	Civil Liability	1,256.7	60,000
4282273	Guarantee	10.5	500

•                      On June 30, 2008, Corp Capital Administradora General de Fondos S.A. took out an employee fidelity insurance policy with Chubb de Chile Compañía de Seguros Generales S.A. with US$ 10,000,000 in coverage, maturing on June 30, 2010.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

•                      On January 4, 2009, Corp Capital Administradora General de Fondos S.A. renewed its general fund management insurance policy to guarantee faithful compliance of its obligations as a fund manager, management of third party funds, and compensation for damages resulting from negligence, in accordance with Article 226 of Law 18045, expiring on January 10, 2011.

NOTE 23 -                           SHAREHOLDERS’ EQUITY

a)                  Movement in Shareholders’  equity accounts (attributable to equity holders of the Bank)

As of December 31, 2009, the Bank has sold bank own issued shares acquired through a Public Offer during 2008. This offer for 5,672,732,264 shares took place between December 5, 2009 and February 18, 2010.

As of December 31, 2008 the bank was authorized to purchase 5,672,732,264 bank own issued shares, equivalent to 2.5% of the subscribed and paid shares.

	Ordinary	Ordinary
	Shares	Shares
	2009	2008
	(amount)	(amount)

Issued as of January 1	226,909,290,577	226,909,290,577
Issuance of paid shares	—	—
Issuance of shares due	—	—
Repurchase of bank-issued shares	(5,672,732,264)	(5,672,732,264)
Sale of bank own issued shares	618,186,238	—

Total	221,854,744,551	221,236,558,313

Subscribed and paid shares

As of December 31, 2009, the Bank’s Capital consists of 226,909,290 ordinary shares subscribed and paid with no par value.

The Board of Directors, in its Session dated ON April 15, 2008, agreed to the following: “Agreement A: To set the price of the public tender of shares at $3.03 per share. Agreement B: the total amount of shares to be put up for tender will be 5,672,732,264 shares, equivalent to 2.5% of the total Corpbanca subscribed and paid stock. Agreement C: The share purchasing process shall be implemented through a Public Takeover Bid, consistent with Article 198, paragraph five of the Securities Market Law and Circular Nº1,514, dated January 4, 2001 of the Superintendence of Securities and Insurance and other regulations; on the Stock Exchange, Securities Exchange through the “Final Block Tender System” (Sistema de Ofertas a Firme en Bloque). Agreement D: All pertinent publications announcing the above mentioned public tender of shares shall be published in “La Tercera” and “Diario Financiero” daily newspapers on April 29, 2008.  Agreement E: the bid will go into effect on April 30, 2008, and will run for a 30 day period. Agreement F: This public takeover bid call is understood to comply with all laws, rules and regulations to which reference has been made, as well as to the content of the resolutions adopted thereon by the Extraordinary Shareholders’ Meeting.

The Board of Directors at its session dated on September 8, 2009, agreed to call an Extraordinary Shareholders’ Meeting for October 15, 2009, at which the following agreements were confirmed:

I)                            Reduce the number of Directors from 11 to 9 and increase the number of Alternate Directors from 1 to 2, a proposal already authorized by the Superintendence for Banks & Financial Institutions.

II)                        Election of Directors and Alternate Directors

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

III)                    Disposal of Bank-issued shares, equivalent to 2.5% of capital stock, totaling 5,672,732,264 shares, acquired through a Public takeover bid (OPA) during 2008, via a Preferential Offer price of $3.50 during the period between December 6, 2009 and February 18, 2010.

IV)                    Amendment of By-laws.

Distribution of dividends

In an Ordinary General Shareholders’ Meeting held on February 27, 2007, Shareholders approved a modification to the dividend distribution policy, establishing that at least 50% out of net income would be distributed while maintaining the undistributed balance in the account “Retained eamings from prior periods”, classified under “Retained eamings”.

With respect to net income for 2007 in an Ordinary General Shareholders´ Meeting held on February 26, 2008 agreed to distribute MCh$51,049 (historical), equivalent to 100% out of net income.

With respect to net income for 2008 in an Ordinary General Shareholder’s meeting held on February 26, 2009 agreed to distribute MCh$56,310 (historical), equivalent to 100% out of net income.

At the Board Meeting held on January 26, 2010 it was agreed to summon the General Ordinary Shareholders’ Meeting on February 26, 2010 in order to debate matters of its competence and, among others, should such Meeting approve the Company’s Financial Statements, to decide about the Board’s proposal to distribute 100% of the net income for the year 2009 amounting to MCh$85,109, as a dividend equivalent to Ch$0.37 per share; which, if approved, will be paid upon adjournment of the Shareholders’ Meeting. This proposal was approved and paid at the General Ordinary Shareholders’ Meeting date.

b)                  List of major shareholders

As of December 31, 2009 the shareholder composition is as follows:

	Common Stock
	N° of Shares	Share %

Corp Group Banking S.A.	112,530,207,591	50.72247%
Compania Inmobiliaria y de Inversiones Saga Limitada	20,898,831,865	9.42005%
Inversiones Mineras Del Cantabrico S.A.	15,417,194,024	6.94923%
Inversiones La Punta S.A.	5,686,087,838	2.56298%
Manufacturas Interamericana S.A.	5,413,342,266	2.44004%
Cia De Seguros Corpvida S.A	4,491,865,961	2.02469%
Moneda Sa Afi Para Pionero Fondo de Inversión	4,232,215,102	1.90765%
Banchile C de B S.A.	3,630,329,782	1.63635%
Celfin Capital S.A. C de B	3,507,334,611	1.58091%
Banco de Chile por cuenta de terceros	3,373,020,864	1.52037%
Inversiones Heracles Limitada	3,279,769,354	1.47834%
AFP Provida S A para fondo de pension C	2,319,975,027	1.04572%
Inmobiliaria e Inversiones Boquiñeni Ltda	2,294,225,537	1.03411%
Other Shareholders	34,780,344,724	15.67707%

Total	221,854,744,546	100.00000%

The Bank´s subsidiaries do not own shares of the Bank as of December 31, 2009.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

As of December 31, 2008 the shareholder composition was as follows:

	Common Stock
	N° of Shares	Share %

Corp Group Banking S.A.	112,530,207,591	50.86420%
Compania Inmobiliaria y de Inversiones Saga Limitada	20,898,831,865	9.44637%
Inversiones Mineras Del Cantabrico S.A.	15,120,581,509	6.83458%
Inversiones La Punta S.A.	5,686,087,838	2.57014%
Manufacturas Interamericana S.A.	5,413,342,266	2.44686%
Moneda Sa Afi Para Pionero Fondo de Inversión	4,137,746,000	1.86893%
Banchile C de B S.A.	3,729,860,748	1.68592%
Cia De Seguros Corpvida S.A	3,729,820,940	1.68590%
Banco de Chile por cuenta de terceros	3,010,369,578	1.36070%
Cía. De Seguros de vida Consorcio Nacional de Seguros S.A.	2,884,523,083	1.30382%
AFP CUPRUM S.A. para fondos de Pensión C	2,792,630,664	1.26228%
Celfin Capital S.A. C de B	2,667,863,586	1.21041%
Other Shareholders	38,634,692,645	17.45989%

Total	221,236,558,313	100.00000%

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

c)                  As of December 31, the diluted and basic earnings per share are the following:

	2009		2008
	N° Shares	Total	N° Shares	Total
	MM	MCh$	MM	MCh$
Basic and diluted earnings per share

Basic earnings per share
Net income for the year		86,192		88,682
Weighted average number of shares outstanding	221,278		226,474
Assumed conversion of convertible debt		—		—
Adjusted number of shares	221,278		226,474
Basic earnings per share (Chilean pesos)		0.390		0.392

Diluted earnings per share
Net income for the year		86,192		88,682
Weighted average number of shares outstanding	221,278		226,474
Diluted effect from:
Assumed conversion of convertible debt
Ordinary share conversion
Option Rights
Adjusted number of shares	221,278		226,474
Diluted earnings per share (Chilean pesos)		0.390		0.392

NOTE 24 -                           INTEREST INCOME AND EXPENSE

This item refers to interest earned in the period by all the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method,

a)                 The composition of income from interest and adjustments, not including income from hedge accounting, for the years ended December 31, 2009 and 2008 is as follows:

	As of December 31,
	2009			2008
	Interests	Adjustments	Total	Interests	Adjustments	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal Portfolio
Investments under agreements to resell	2,342	(608)	1,734	7,763	4,692	12,455
Loans and receivables to banks	408	—	408	1,323	—	1,323
Commercial loans	208,321	(31,275)	177,046	217,619	92,429	310,048
Mortgage Loans	32,910	(9,922)	22,988	22,667	54,631	77,298
Consumer Loans	82,107	(831)	81,276	93,987	3,351	97,338
Financial investments	18,926	(6,391)	12,535	8,503	13,771	22,274
Other interest income	949	(2)	947	3,969	11	3,980
Subtotals	345,963	(49,029)	296,934	355,831	168,885	524,716

Impaired loan portfolio
Interest Recovery
Commercial loans	11,425	(561)	10,864	18,286	11,994	30,280
Mortgage Loans	875	(439)	436	730	1,329	2,059
Consumer Loans	5,904	(23)	5,881	3790	48	3,838
Financial investments	—	—	—	—	—	—
Other Income on interest	—	—	—	—	—	—
Subtotals	18,204	(1,023)	17,181	22,806	13,371	36,177

Total interest income	364,167	(50,052)	314,115	378,637	182,256	560,893

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

b)                 The detail of suspended interest income recognition on the impaired loan portfolio for the years ended December 31, 2009 and 2008 is the following:

	As of December 31,
	2009			2008
	Interest	Adjustments	Total	Interests	Adjustments	Total
	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$

Commercial loans	3,813	109	3,922	2,490	686	3,176
Mortgage Loans	721	379	1,100	597	726	1,323
Consumer Loans	36	(1)	35	147	14	161
Financial investments	—	—	—	—	—	—
Total	4,570	487	5,057	3,234	1,426	4,660

c)                 The detail of interest expenses for the years ended December 31, 2009 and 2008 is the following:

	As of December 31,
	2009			2008
	Interests	Adjustments	Total	Interests	Adjustments	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand Deposits	(10)	22	12	(8)	(86)	(94)
Investments under agreements to repurchase	(4,633)	153	(4,480)	(10,581)	(3,513)	(14,094)
Deposits and Time Deposits	(102,375)	11,855	(90,520)	(179,651)	(37,326)	(216,977)
Borrowings from financial institutions	(11,445)	—	(11,445)	(15,031)	—	(15,031)
Debt issued	(31,189)	18,050	(13,139)	(30,134)	(64,250)	(94,384)
Other financial obligations	(1,280)	481	(799)	(1,178)	(1,743)	(2,921)
Hedge accounting gains(losses)	(2)	(177)	(179)	545	257	802
Other interest expenses	—	(177)	(177)	—	(4,018)	(4,018)
Total Interest Expenses	(150,934)	30,207	(120,727)	(236,038)	(110,679)	(346,717)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 25 -                           FEES AND INCOME FROM SERVICES

This item includes the amount of fees earned and paid in the period, except for those which are an integral part of the financial instrument’s effective interest rate:

Fees and income from services and the related expenses for the years ended December 31, 2009 and 2008 are summarized as follows:

	As of December 31,
	2009	2008
	MCh$	MCh$
a) Income from fees and services
Lines of credit and overdrafts	5,168	6,975
Letters of credit and guarantees	4,084	2,595
Card services	8,290	7,956
Account administration	5,281	4,730
Collections, billings and payments	8,529	8,771
Management and brokerage commissions for securities	2,136	4,696
Investments in mutual funds and others	6,466	6,835
Insurance brokerage	6,897	6,672
Other fees earned	2,511	3,190
Other payments for services rendered	3,766	2,445

Total Income from fees and services	53,128	54,865

b) Expenses from services
Credit card transactions	(6,911)	(7,215)
Brokerage	(394)	(3,411)
Commissions on interbank transactions	—	—
Other paid commissions	(547)	(1,243)
Transaction processing	(863)	(230)
Contract Services for customer benefits	(531)	(165)
Foreign trade	(296)	(192)
Expenses on return commissions	(99)	(187)
Commissions spent on Happy Ending benefits	(226)	(170)

Expenses from services	(9,867)	(12,813)

The fees earned through transactions with letters of credit are recorded in the Consolidated Statement of Income in the “Interest income” item.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 26 -                           NET TRADING AND INVESTMENT INCOME

This item includes the adjustments for changes in financial instruments, except for interest attributable to the  application of the effective interest rate method for adjustments to asset values, as well as the income earned in purchases and sales of financial instruments.

Net trading and investment income recongnized on the statement of income for the years ended December 31, 2009 and 2008 is as follows:

	As of December 31,
	2009	2008
	MCh$	MCh$

Trading instruments	2,612	2,598
Derivative financial instruments	(26,124)	48,954
Other financial investments at fair value with effect on gain (losses)	(107)	109
Financial investments available-for-sale	27,021	3,065
Profit on bank-issued time deposit repurchase	1,827	279
Loss on bank-issued time deposit repurchase	(697)	(114)
Other	31	106

Total	4,563	54,997

NOTE 27 -                           NET FOREIGN EXCHANGE INCOME (LOSSES)

This item includes the income earned from foreign currency trading, the differences arise from converting monetary items in a foreign currency to the functional currency and those generated by non-monetary assets in a foreign currency at the time of their divestiture.

The detail of net foreign exchange gains (losses) for the years ended December 31, 2009 and 2008 is as follows:

	As of December 31,
	2009	2008
	MCh$	MCh$
Net income(losses) of foreign currency exchanges
Net income (losses) of foreign currency exchange positions	51,208	(46,406)
Other foreign currency exchange gains(losses)	1,097	(54)

Subtotals	52,305	(46,460)

Net earnings on exchange rate adjustments
Adjustments to loan to customers	(4,150)	5,122
Other liabilities adjustments	1,480	(1,549)

Subtotals	(2,670)	3,573

Total	49,635	(42,887)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 28 -                           PROVISION FOR LOAN LOSSES

The recorded activity in years 2009 and 2008 for provision for loan losses recorded on the income statement is as follows:

		Credits and asset (receivable) accounts from clients
	Due from banks	Commercial loans	Mortgage Loans	Consumer Loans	Total
	MCH$	MCH$	MCH$	MCH$	MCH$
Provisions recongnized:
Individual Analysis	(6)	(33,669)	—	(826)	(34,501)
Group Analysis	—	(13,885)	(2,185)	(55,632)	(71,702)

Charge to income	(6)	(47,554)	(2,185)	(56,458)	(106,203)

Provisions used:
Individual Analysis	25	11,509	—	25	11,559
Group Analysis	—	2,596	213	7,348	10,157

Credit to income	25	14,105	213	7,373	21,716

Recovered assets previously written-off	—	1,776	111	11,329	13,216

Net charge to income	19	(31,673)	(1,861)	(37,756)	(71,271)

		Credits and asset (receivable) accounts from clients
	Due from banks	Commercial loans	Mortgage Loans	Consumer Loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions recognized:
Individual Analysis	(20)	(12,231)	—	—	(12,251)
Group Analysis	—	(10,983)	(3,459)	(48,253)	(62,695)

Charge to income	(20)	(23,214)	(3,459)	(48,253)	(74,946)

Provisions released:
Individual Analysis	117	7,411	—	—	7,528
Group Analysis	—	1,003	20	377	1,400

Credit to income	117	8,414	20	377	8,928

Recovered assets previously written-off	—	1,607	285	9,143	11,035

Net charge to income	97	(13,193)	(3,154)	(38,733)	(54,983)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 29 -                           PERSONNEL SALARIES EXPENSES

Personnel salaries expenses for the years ended December 31, 2009 and 2008 consisted of the following:

	As of December 31
	2009	2008
	MCh$	MCh$

Personnel compensation	(36,369)	(34,047)
Bonuses and gratifications/awards	(19,619)	(17,236)
Compensation for years of service	(5,303)	(3,049)
Training Expenses	(493)	(609)
Other personnel expenses	(3,949)	(2,775)

Total	(65,733)	(57,716)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 30 -                           .ADMINISTRATION EXPENSES

As of December 31, 2009 and 2008 the composition of this item is as follows:

	As of December 31,
	2009	2008
	MCh$	MCh$

Maintenance and repair of fixed assets	(1,585)	(1,260)
Office rentals	(5,466)	(4,245)
Equipment rentals	(2,128)	(1,426)
Insurance premiums	(415)	(219)
Office supplies	(914)	(1,102)
IT and communications expense	(2,938)	(2,092)
Lighting, heating and other services	(2,603)	(2,265)
Security Service and transportation of securities	(1,146)	(507)
Public relations expense and staff travel expenses	(939)	(1,421)
Legal and Notary Costs	(164)	(88)
Technical report fees	(7,339)	(6,168)
Professional services fees	(581)	(467)
Securities classification fees	(54)	(56)
Fines	(115)	(1)
Other administration expenses	(6,425)	(9,988)
Subtotal	(32,812)	(31,305)

Subcontracted services	(4,449)	(15,732)
Data processing	(2,023)	(2,066)
Sales	(65)	(149)
Loan valuation	(1,596)	(12,425)
Others	(765)	(1,092)

Board of Directors Expenditure	(186)	(219)
Board of Directors Remunerations	(186)	(216)
Other Board of Directors expenses	—	(3)

Advertising and propaganda	(4,553)	(5,266)

Taxes, contributions, levies	(2,592)	(2,129)
Real estate taxes	(287)	(273)
Patents	(521)	(465)
Other taxes	(25)	(27)
Contribution to regulator organism	(1,759)	(1,364)

Total	(44,592)	(54,651)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 31 -                           DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)                 Depreciation and amortization expense for the years ended December 31, 2009 and 2008 are detailed below:

	As of December 31,
	2009	2008
	MCh$	MCh$
Depreciation and amortization
Depreciation of premises and equipment (Note 14)	(4,278)	(3,787)
Amortization of intangibles assets (Note 13)	(2,032)	(3,045)

Balances as of December 31,	(6,310)	(6,832)

b)                 Impairment losses for the years ended December 31, 2009 and 2008 are detailed below:

	As December 31,
	2009	2008
	MCh$	MCh$

Impairment of financial investments available-for-sale	—	—
Impairment of financial investments held-to-maturity	—	—
Impairment of property, plant and equipment	(144)	(59)

Total	(144)	(59)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 32 -                           OTHER OPERATING INCOME AND EXPENSES

a)                  Other operating income

The detail of other operating revenue is as follows:

	As of December 31,
	2009	2008
	MCh$	MCh$

Revenues for assets received in lieu of payment
Gain on sales of assets received in lieu of payment	1,160	1,657
Other revenue	—	—

Subtotal	1,160	1,657

Contingency provisions used
Country risk provisions	—	—
Special provisions for loans abroad	—	—
Additional provisions for loans	—	—
Other contingency provisions	—	9

Subtotals	—	9

Other Revenues
Gain on sales of property, plant and equipment	5	17
Gain on sale of ownership interest in investment in other companies	77	1,707
Insurance compensation	—	—

Subtotal	82	1,724

Other Revenue	260	1,575
Leasing contributions revenue	1,187	1,122
Other operating revenue -Subsidiaries	1,073	376
Gain on sales of leased assets	661	125
Other operating revenue -Leasing	378	1,080
Revenues from Leasing loans expense recovered	286	152

Subtotal	3,845	4,430

Total	5,087	7,820

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

b)                  Other operating expenses

Other operating expenses for the years ended December 31, 2009 and 2008 are the following:

	As of December 31,
	2009	2008
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
- Provisions for assets received in lieu of payment	(246)	(3)
- Write-offs of assets received in lieu of payment	—	—
- Maintenance expenses of assets received in lieu of payment	(210)	(124)

Subtotal	(456)	(127)

Contingency provisions
- Country risk provisions	—	—
- Special provisions for loans abroad	—	—
- Additional provisions for loans	—	—
- Other contingency provisions	(1,532)	(906)

Subtotal	(1,532)	(906)

Other expenses
- Loss on sales of property, plant and equipment	—	—
- Loss on sales of ownership interest in investment in other companies	—	—
- Restructuring costs	—	—
- Other expenses	(3,900)	(3,160)

Subtotal	(3,900)	(3,160)

Total	(5,888)	(4,193)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 33 -                           RELATED PARTY TRANSACTIONS

In accordance with the General Banking Law and the Chilean Superintendency of Banks and Financial Institutions, individuals and companies that are related, directly or indirect1y, to the Bank or management are considered related parties.

In addition to subsidiaries and associated entities, the Bank’s “related parties” include the “key personnel” of the Bank’s executive staff (members of the Bank’s Board and the Managers of Banco Corpbanca and its Subsidiaries, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

Article 89 of the Corporations Act, which is also applicable to banks, provides that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Moreover, Article 84 of the General Banking Act imposes limits on loans that can be granted to related parties and prohibits lending to the Bank’s directors, managers, or representatives.

Transactions that the Bank entered into with related parties as of December 31, 2009 and 2008 are specified below:

a)                 Loans granted to related parties

Loan granted to related parties as of December 31, 2009 and 2008 are as fol1ows:

2009	Operating Companies	Investment Companies	Individuals(1)
	MCh$	MCh$	MCh$
Loans and receivables to customers:
Commercial loans	197,804	3,732	844
Mortgage Loans	—	—	1,886
Consumer Loans	1,234	—	112
Loans and receivables to customers - gross	199,038	3,732	2,842
Provision for loan losses	(335)	(13)	(11)
Loans and receivables to customers, net	198,703	3,719	2,831

Others	545	—	—

2008	Operating Companies	Investment Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables to customers
Commercial loans	48,408	2,477	1,039
Mortgage Loans	—	—	854
Consumer Loans	156	—	143
Loans and receivables to customers - gross	48,564	2,477	2,036
Provision for loan losses	(144)	(9)	(20)

Loans and receivables to customers, net	48,420	2,468	2,016

Others	1,407	—	—

(1)         Includes Debt obligations thatare equal to or greater than MCh$62.8 (UF3,000) indexed-liked units of account, equivalent to MCh$63 as of December 31, 2009.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

Other transactions with related parties

During the years ended December 31, 2009 and 2008, the Bank had the fol1owing transactions with related parties for amounts exceeding MCh$20.9 (UF1,000).

As of December 31, 2009:

		Balance Asset	Effect on Statement of Income
Company	Description	(Liability)	Income	(Expense)
		MCh$	MCh$	MCh$

Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs	—	—	2,389
Transbank S.A.	Credit Card processing	—	—	2,294
Corp Group Interhold S.A.	Management advisory services	—	—	2,078
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing	—	—	1,153
Redbanc S.A.	Automatic teIler machine administration	—	—	892
Recaudaciones y Cobranzas S.A.	Office rent and credit coIlection	—	—	695
Empresa Periodística La Tercera S.A.	Advertising services	—	—	363
Asesorías Santa Josefina Ltda.	Financial advisory and management services	—	—	139
Inmobiliaria e Inversiones San Francisco Ltda.	Financial advisory services	—	—	134
Fundación Corpgroup Centro Cultural	Donations	—	—	90
Compañía de Seguros Vida Corp S.A.	Brokerage of ínsurance premiums and office rent			79
Inmobiliaria e Inversiones Boquiñeni Ltda.	Financial advisory services	—	—	51
SMU S.A., Rendic Hnos S.A.	Prepaid rent for space for ATMs	23,311		38

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

As of December 31, 2008:

		Balances Asset	Effect on Statement of Income
Company	Description	(Liability)	Income	(Expense)
		MCh$	MCh$	MCh$

Transbank S.A.	Credit card processing	—	—	2,957
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs	—	—	2,529
Corp Group Interhold S.A.	Management advisory services	—	—	1,783
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing	—	—	1,733
Redbanc S.A.	Automatic teIler machine administration	—	—	472
Recaudaciones y Cobranzas S.A.	Office rent and credit coIlection	(4)	—	366
Empresa Periodística La Tercera S.A.	Advertising services	—	—	263
Inmobiliaria e Inversiones San Francisco Ltda.	Financial advisory services	—	—	167
Asesorías Santa Josefina Ltda.	Financial advisory and management service	—	—	160
Compañía de Seguros Vida Corp S.A.	Brokerage of ínsurance premiums and office rent			101
Fundación Corpgroup Centro Cultural	Donations	—	—	68
Promoservice S.A.	Advertising services	—	—	56
Inmobiliaria e Inversiones Boquiñeni Ltda.	Financíal advisory services	—	—	55
SMU S.A., Rendic Hnos S.A.	Prepaid rent for space for ATMs	24,640

These transactions were carried out at normal market prices prevailing at the day of the transactions.

(5)         Other assets and liabilities with related parties

	As of December 31,
	2009	2008
	MCh$	MCh$
ASSETS
Derivative financial instruments	—	14
Other assets	—	—

LIABILITIES
Derivative financial instruments	—	6
Demand deposits	5,553	12,810
Deposits and other time deposits	431	20,223
Other liabilities	—	—

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

(6)         Operating income from related party transactions

	As of December 31,
	2009		2008
Type of recognized income or expense	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$

Interest revenue	4,223	427	4,922	1,680
Income and expenses on fees and services	288	11	276	10
Gain and loss on trading	—	—	—	—
Gain and Loss on other financial transactions	—	—	—	—
Foreign currency exchanges	—	—	—	—
Operating support expense	—	10,305	—	10,642
Other income and expense	—	—	—	—
Total	4,511	10,743	5,198	12,332

(7)         Contracts with related parties

2009:

Company	Description

Transbank S.A	Credit card processing
Inmobiliaria Edificio Corpgroup SA	Corporate office rent and building costs
Corp Group Interhold S.A	Management advisory services
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing
Redbanc S.A	Automatic teIler machine administration
Recaudaciones y Cobranzas S.A.	Office rent and credit coIlection
Empresa Periodística La Tercera SA	Advertising services
Inmobiliaria e Inversiones San Francisco Ltda.	Financial advisory services
Asesorías Santa Josefina Ltda	Financial advisory and management service
Compañía de Seguros de Vida Corp S.A.	Brokerage of ínsurance premiums and office rent
Fundación Corpgroup Centro Cultural	Donations
Inmobiliaria e Inversiones Boquiñeni Ltda	Financíal advisory services
SMU S.A Rendic Hermanos S.A	Prepaid rent for space for ATMs

2008:

Company	Description

Transbank S.A	Credit card processing
Inmobiliaria Edificio Corpgroup SA	Corporate office rent and building costs
Corp Group Interhold S.A	Management advisory services
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing
Redbanc S.A	Automatic teIler machine administration
Recaudaciones y Cobranzas S.A	Office rent and credit coIlection
Empresa Periodística La Tercera SA	Advertising services
Inmobiliaria e Inversiones San Francisco Ltda.	Financial advisory services
Asesorías Santa Josefina Ltda	Financial advisory and management service
Compañía de Seguros de Vida Corp S.A.	Brokerage of ínsurance premiums and office rent
Fundación Corpgroup Centro Cultural	Donations
Promoservice S.A	Advertising services
Inmobiliaria e Inversiones Boquiñeni Ltda	Financíal advisory services
SMU S.A Rendic Hermanos S.A	Prepaid rent for space for ATMs

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

(8)         Payments to Board members and key Management Personnel

Payments received by key management personnel are sets forth in table below:

	2009	2008
	MCh$	MCh$

Short term employee remuneration	12,763	11,922
Post-employment benefits	—	—
Other long term benefits	—	—
Contract termination compensation	1,527	486
Share-based payments	—	—

Total	14,290	12,408

In the Ordinary Shareholders’ Meeting held on February 2009 the Bank agreed not to pay any remuneration to the Board of Directors, except to members of the Directors Committee and the Chairman and Vice-Chairman of the Audit Committee, who earned fees amounting to MCh$186 in 2009 (MCh$216 in 2008).

(9)         Group companies

The Bank presents the following investment relationship with companies in the group:

	Ownership
	2009	2008
	%	%

Corp Capital Corredores de Bolsa S.A	100.00	100.00
Corp Capital Administradora General de Fondos S.A	100.00	100.00
Corp Capital Asesorías Financieras S.A.	100.00	100.00
Corpbanca Corredores de Seguros S.A	100.00	100.00
Corp Legal S.A.	100.00	100.00
Corp Capital Agencia de Valores S.A	100.00	—
Corpbanca Sucursal de Nueva York	100.00	—

(10)  Key personnel

As of December 31, 2009 and 2008, the composition of the Bank’s key personnel is as follows:

	Number of Executives
Position	2009	2008

Directors	37	35
Chief Executive Officers	7	6
Division Managers	12	16
Area Managers	62	69
Deputy Managers	102	113

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

(11)  Transactions with key personnel

During 2009 and 2008 transactions with key personnel were carried out as follows:

	Income MCh$
	2009	2008

Credit Cards	26	55
Consumer loans	10	25
Commercial loans	35	10
Mortgages loans	36	132

NOTE 34 -                           FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

Fair value of an asset or liability is the amount for which an asset could be exchanged and liability could be settled between knowledgeable, willing parties in an arm’s lengh transaction. The most objective and habitual reference of the fair value of an asset or liability is the price that would be paid in an organized and transparent market (“quoted price” or “market price”).

For financial asstets and financial liabilities for which there is no market price available, fair value is estimated by using recent similar transactions and, in the absence thereof, current values or other valuation techniques based on mathematical valuation models that have been sufficiently verified by the international financial community and the pertinent regulatory bodies.  These models take into account the specific features of the asset or liability to be valued and the different types of risks associated to the asset or liability.

These fair value assessments are subjective by nature since their price estimation is based on a number of assumptions of an original axiomatic nature.  For that reason, the fair value estimation process is affected by the variables that the assumptions are targeted to, such as interest rates, prepayment options, covenants, etc. Thus, it is possible that this fair value estimate might not entirely relate to that resulting from independent prices. However, they represent the best estimates available in many cases.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

Determination of the fair value of financial instruments

A summary of the fair value of the main financial assets and liabilities as of December 31, 2009 and 2008 is detailed below, including those that have not been presented at fair value in these Financial Statements.

	As at December 31,						As of January 1,
	2009			2008			2008
	Carrying Amount	Estimated Fair Value	Unrecognized (loss)/gain	Carrying Amount	Estimated Fair Value	Unrecognized (loss)/gain	Carrying Amount	Estimated Fair Value	Unrecognized (loss)/gain
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	110,331	110,331	—	81,326	81,326	—	68,706	68,706	—
Items in course of collection	95,796	95,796	—	117,703	117,703	—	53,453	53,453	—
Trading portfolio financial assets	76,156	76,156	—	85,105	85,105	—	152,847	152,847	—
Investments under agreements to resell	51,970	51,970	—	50,514	50,514	—	55,438	55,438	—
Derivative financial instruments	126,140	126,140	—	209,482	209,482	—	34,055	34,055	—
Loans and receivables to banks	86,220	86,220	—	37,671	37,671	—	82,708	82,708	—
Loans and receivables to customers	4,912,392	5.052,682	131,206	4,881,013	4,806,207	(79,359)	3,899,072		—
Financial investments available-for-sale	737,162	737,162	—	576,478	576,478	—	41,366	41,366	—
Financial investments held-to-maturity	—	—	—	—	—	—	—	—	—

LIABILITIES
Current accounts and demand deposits	496,270	496,270	—	357,902	357,902	—	337,099	337,099	—
Items in course of collection	64,854	64,854	—	86,176	86,176	—	23,305	23,305	—
Items under agreements to repurchase	465,513	465,513	—	351,471	351,471	—	100,078	100,078	—
Time deposits and saving accounts	3,316,045	3,393,520	77,475	3,350,742	3,410,722	59,980	2,410,769
Derivative financial instruments	114,703	114,703	—	195,608	195,608	—	34,237	34,237	—
Borrowings from financial institutions	362,403	366,400	3,997	492,606	482,215	(10,391)	358,582
Debd issued	935,219	949,700	14,481	765,172	722,789	(42,383)	702,426
Other financial obligations	26,853	27,066	213	47,394	32,507	(14,887)	29,850

A summary of the method used to estimate the fair value of assets and liabilities is as follows:

Cash and Bank Deposits

They are valued at face value given their short term and liquidity nature.

Items in course of collection, trading instruments, available for sale investment instruments, resale agreements, and securities loans

The estimated fair value of these financial instruments was determined by using quoted market prices, market prices of financial instruments with similar characteristics or valuation models. Investments under agreements to repurchase which mature in less than one year are considered to have a fair value which is not materially different from their book value.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

Loans and accounts receivables to customers

For floating-rate loans that reprice frequently and have no significant change in credit risk, the estimated fair values are based on their carrying values. The estimated fair-values for certain mortgage loans, credit card loans, and other consumer loans are based on quoted market prices of similar loans, adjusted for differences in loan characteristics. Fair values of commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits

The fair value disclosed for non-interest bearing deposits and savings accounts is the amount payable at the reporting date and, as a result, is equal to the carrying amount. Fair value for time deposits is estimated using a discounted cash flow calculation that applies interest rates currently offered to a schedule of aggregated expected monthly maturities on time deposits. The value of longterm relationships with depositors is not taken into account in estimating the fair values disclosed.

Short and long term issued debt instruments

External price sources are used that calculate the discount rate based on the Bank’s and other similar institutional credit ratings.  They use a base curve and a different Spread curve by term.

Financial derivative contracts

The estimated fair value of derivative contracts was determined by using quoted market prices of financial instruments with similar characteristics and valuation models.

The fixed components are valued as a debt instrument, otherwise the variable component are estimated based on the structured interest rate used for the bank at the moment of the transaction.

Fair value measurement and hierarchy

Based on hierarchy levels established by IAS 39 classified according to three level of valuation techniques. A Level 1 for those elements that have been valued through observable inflows or inputs; a Level 2 for elements valued through observable inputs and a Level  3 for unobservable inputs.

The financial assets and liabilities recognized at fair value in the financial statements are classified according to the following order of hierarchy:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable inputs for the asset or liability.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

	Fair Value Measurement at reporting date using
December 31, 2009	Fair Value Amount	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
ASSETS
Trading securities	76,156	9,182	66,974	—
Available-for-sale securities	737,162	574,821	162,341	—
Derivatives	126,140	—	126,140	—
Total	939,458	584,003	355,455	—

LIABILITIES
Derivatives	114,703	—	114,703	—
Total	114,703	—	114,703	—

	Fair Value Measure at report date using
December 31, 2008	Fair Value Amount	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
ASSETS
Trading securities	85,105	65,489	19,616	—
Available-for-sale securities	576,478	306,824	269,654	—
Derivatives	209,482	—	209,482	—
Total	871,065	372,313	498,752	—

LIABILITIES
Derivatives	195,608	—	195,608	—
Total	195,608	—	195,608	—

	Fair Value Measure at report date using
January 1, 2008	Fair Value Amount	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
ASSETS
Trading securities	152,847	124,697	28,150	—
Available-for-sale securities	41,366	2,984	38,382	—
Derivatives	34,055	—	34,055	—
Total	228,268	127,681	100,587	—

LIABILITIES
Derivatives	34,237	—	34,237	—
Total	34,237	—	34,237	—

During years 2009 and 2008 there is no changes between levels as shown above.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 35 -                           RISK MANAGEMENT

Introduction:

As part of its business activities, the Bank is exposed to various types of risks primarily in terms of financial instruments.  A description of the Banks main business activities and policies with regard to risk management is as follows:

Risk Management Structure:

Board of Directors

At Corpbanca, the Board plays a leading role in the field of Corporate Governance, and is responsible for establishing and monitoring the Bank’s risk management structure, for which purpose it has a system of corporate governance aligned with international trends and Chilean regulations, mainly stemming from the Superintendence for Banks and Financial Institutions. One of the main functions of the Board is to monitor, assess and lead senior management to ensure that actions conform to best practices. For this, various committees, support areas, codes and manuals have been implemented that provide for staff behavior guidelines and allow them to assist in the development of the Bank’s risk management control related functions.

Board of Directors’ Committee

The purpose of the Board of Directors’ Committee is to strengthen self-regulation within the Bank, enabling a more efficient Board performance by developing control work of all its activities.  To this effect, amongst other functions, it is responsible for reviewing the accounting and financial reports of transactions with related parties and the remuneration and compensation plan systems for Managers and Senior Executives.

Auditing Committee

The purpose of the Auditing Committee is to encourage the effectiveness of the internal control systems at the Bank and their compliance with regulations.  Furthermore, it should strengthen and support both the Bank’s Comptroller Management function as well as its autonomy from Management and in turn be the link with and coordinate all tasks between internal auditing and the External Auditors as well as being a nexus between these and the Board of Directors of the Bank.

Committee on the Prevention of Money Laundering and Terrorist Financing

This is an internal body assigned to the prevention of money laundering of assets and terrorist financing, whose primary purpose is to plan and coordinate all policy and procedural compliance activities on the subject; taking note of the work carried out by the Compliance Officer, as well as deciding on improvements to control the measures proposed.

Compliance Committee

It aims to ensure compliance with the rules of the Codes of Conduct and other complementary legislation, the setting and development of the necessary procedures for compliance with these codes, as well as the interpretation, management and monitoring of performance standards therein contained and the resolution of conflicts that might arise from their application. The Compliance Committee is formed by one Director, the General Manager, The Legal Services Division Manager, The Organizational Development Division Manager and the Compliance Officer.

Comptroller

The Comptroller Division’s main function is to support the Board of Directors and Senior Management in safeguarding the maintenance, implementation and operation of the Bank’s internal control system, as well as monitor compliance of its rules and procedures.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

General Code of Conduct, and Market Interest Information Management Handbook

Corpbanca’s objective is to continue advancing towards being the best bank with first class human resources. All employees and Directors of Corpbanca and its Affiliates are subject to ethical standards that are based on guiding principles and values aimed at upholding the highest standards.

In response to our clients’ trust and respect, which are determining factors in the success of our organization, all employees and directors must carefully ensure that trust, through strict compliance with the General Code of Conduct adopted in 2008 by Management and the Auditors’ Committee.

Main risks affecting the Bank:

Credit Risk:

For Corpbanca, proper risk management in all areas and in particular with respect to Credit Risk is one of the fundamental pillars of the Bank’s portfolio management, and ensures that it maintains an adequate risk / return ratio.

Credit Risk management at Corpbanca is based on the following core elements:

•                  Credit Policies

•                  Credit Processes

•                  Solid risk culture, consistent with Bank strategy

•                  A risk prevention and regulatory view

•                  High level expertise human resources for decision making

•                  Active involvement of Credit Risk Management in the approval process, using a segmented market structure

•                  Defined Monitoring and Collections Processes, with the involvement of Business and Risk areas.

•                  Risk culture transmission within the Bank through internal and external Training Programs for the Business and Risk areas.

•                  Corporate Risk Management performs the checks & balances task related to the business areas.

Moreover, it has a Credit Committee structure associated with the Credit Risk Rating of Borrowers empowered mainly in committees involving Risk Managers.  Over certain amounts, the attendance of Bank Directors is required.

These are the committees that define individual and group customer exposure levels, as well as mitigating conditions such as guarantees, credit agreements or others.

The tool used by the Bank to manage risks divides its portfolio as follows:

Normal Risk Portfolio

Watch List Portfolio

Impaired Portfolio

Normal risk portfolio

The risk involved is reviewed in the following events:

•                  For each credit proposal, both for line renewals as for special operations.

•                  As determined by Asset Rating and Control Management

•                  Each time the account executive determines that significant changes have occurred in some of the debtor’s risk factors that would merit recognition of a higher risk.

•                  Through a monthly sample reflected by the warning signals system.

•                  Through regular review of different centers of responsibility.

Watch List Portfolio (watch list)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

To safeguard the quality of the loan portfolio, the Bank has established that those debtors on the Watch List should be included in the following type of portfolio depending on the problems they are affected by:

•                  Watch List Portfolio

•                  Irregular Portfolio

Watch List Portfolio (WL)

It should be noted that the loans in this category not necessarily represent incurrted losses to the Bank.

A WL asset presents weaknesses that can be corrected, needing therefore special attention from the business area including active control and monitoring by Asset Rating and Control Management.

The WL portfolio is administered by the Business Areas who should comply with the action plans set by the Watch List Committee.

The WL portfolio is, in addition, reviewed by the Watch List Committee consisting of the Corporate Risk Division Manager and/or Credit Risk, Asset Rating and Control Managers and the Managers of the corresponding Business Area, based on the following schedule:

Every 4 months	Debtor review based on the following strategies:
	V1	Exit
	V2	Guarantee
	V3	Reduce

Every 6 months	V4	Monitor
Every 2 months	V5	Structured exit
In the event that the loan remains unpaid

The Committee reviews all debtors in Watch List with debts of MCH$50 or over.

The Risk Manager of each business segment and the Asset Rating and Control Manager are responsible through the account executive for compliance monitoring of all Watch List Committee actions and agreement plans.

Action Plans

All of them should have a defined action plan.  Action plans are agreed to between the account executive and Asset Rating Control Management (GCCA) which are then reviewed by the Watch List Committee.

The action plans are as follows:

Debtors with an exit plan The Bank takes a full risk exit decision. These debtors must have a defined payment plan.	V1

Debtors with a plan to increase their guarantee hedging	V2

Debtors with a plan de reduce exposure. Reduce debt to an amount at which the Bank feels comfortable.	V3

Debtors with a monitoring plan.
Lower degree of concern, for example: monitoring a company’s committed and not specified capitalization, specific payments arrears, payment of claims disputed by the insurance company.

V4

Debtors with a structured payment plan. A defined payment plan for the full debt, needing only control of timely paid installments.	V5

Satisfactory Asset Debtors Debtors who have exited the system due to satisfactorily complying with the action plans agreed.	V0

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

Irregular Portfolio

This includes the entire portfolio managed by the Standardization Manager’s Office.  All clients with an individual rating of 7 or worse should be transferred to this Management area, as well as all those clients who hold any matured/expired transaction regardless of their rating.

Asset Rating and Control Management ensures, on a monthly basis, that this regulation is met with.

The portfolio is reviewed monthly by a Committee consisting of the General Manager, the Corporate Risk Division Manager, and the Manager of Standardization, the Deputy Manager of Standardization and the Asset Rating and Control Manager.

The Asset Rating and Control Management analysts review the portfolio through an analysis of information provided by Annex 5.3 of the Credit Risk Summary sent to Standardization Manager’s Office or by way of the Debtors Rating Sheet.

Financial derivative contracts

The Bank maintains strict control of the open positions in derivative contracts negotiated directly with their counterparts.  In every case, credit risk is limited to the fair value of those contracts that benefit the Bank (asset/active position) that represents only a small fraction of the notional values of these securities.  This credit risk exposure is managed as part of the loan limits to customers, together with the potential exposures due to market fluctuations. To mitigate the risks banks usually operate with counterpart deposits.

Contingent commitments

The Bank operates with a number of securities which, despite involving credit risk exposure, are not reflected in the Balance Sheet: Collaterals and Guarantees, documentary letters of credit, Bank Vouchers and commitments to extend loans.

Collaterals and Guarantees represent an irrevocable payment commitment.  In the event a guaranteed client does not meet its commitment to third parties bonded by the Bank, the latter shall make the corresponding payments, in a way that these transaction represent similar credit risk exposure as in joint loans.

Documentary Letters of credit are commitments recorded by the Bank on behalf of a client that are secured by the goods shipped to which they relate and, therefore, have less risk than direct borrowing.    Bank Vouchers are used to secure contingent commitments which are realized only if the customer does not comply with the execution of works agreed to with a third party, and therein guaranteed.

When it comes to commitments to extend credit, the Bank is potentially exposed to losses in an amount equal to the total unused commitment. However, the probable amount of loss is less than the total unused commitment. The Bank monitors the maturity of credit lines because usually long term commitments have a higher credit risk than short-term commitments.

Financial securities

For these assets the Bank measures the probability of bad debt issuers through internal and external ratings, such as independent risk assessors.

Maximum credit risk exposure

The table below presents the distribution, by financial assets, of the Bank’s maximum credit risk exposure as of December 31, 2009 and 2008 for the different statement of position line items, including derivates, before deducting collateral or other credit improvements received:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

		Maximum exposure
	Note	2009	2008
		MCH$	MCH$

Loans and receivables to banks	9	86,220	37,671
Loans and receivables to customers	10	4,912,392	4,881,013
Derivative financial instruments	8	126,140	209,482
Investments under agreements to resell	7	51,970	50,514
Financial investments available-for-sale	11	737,162	576,478
Financial investments held-to-maturity	11	—	—
Other assets	16	92,307	80,176
Contingent loans		380,891	358,861

Total		6,387,082	6,194,195

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

For further detail on maximum credit risk exposure and concentration by financial security type, please refer to the specific Notes.

An analysis of credit risk concentration by industry of financial securities follows:

	2009			2008
	Maximum gross exposure	Maximum net exposure	%	Maximum gross exposure	Maximum net exposure	%
	MCH$	MCH$		MCH$	MCH$

Manufacturing	234,217	230,731	4,7%	314,644	311,751	6.4%
Mining	83,855	82,607	1.8%	80,685	79,942	1.6%
Electricity, gas and water	239,087	235,528	4.8%	257,066	254,755	5.2%
Agriculture and Livestock	151,272	149,021	3.0%	170,194	168,667	3.5%
Forestry and wood extraction	14,006	13,798	0.3%	21,501	21,323	0.4%
Fishing	68,281	67,265	1.4%	86,195	85,401	1.7%
Transport	184,558	181,811	3.7%	113,843	112,820	2.3%
Communications	48,739	48,014	1.0%	28,635	28,371	0.6%
Construction	510,805	503,202	10.2%	388,817	385,235	7.9%
Commerce	514,520	506,862	10.3%	402,332	398,681	8.2%
Services	1,621,658	1,597,521	32.4%	1,513,938	1,499,995	30.7%
Others	105,872	104,296	2.1%	380,301	377,138	7.8%

Subtotal	3,776,870	3,720,656	75.7%	3,758,151	3,724,079	76.3%
Mortgage Loans	806,735	800,696	16.3%	692,234	687,632	14.1%
Consumer Loans	428,051	394,354	8.0%	506,115	470,079	9.6%
Total	5,011,656	4,915,706	100.0%	4,956,500	4,881,790	100.0%

Guarantees

To mitigate credit risk effects, guarantees are held in favor of the Bank. The main collateral offered by customers is as follows:

In corporate loans, collateral mainly includes: Machinery and/or equipment, Construction Projects, specifically targeted Buildings and Urban Sites and Lands.

For loans to natural persons the main guarantees are: Houses, Apartments and Automobiles.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

Credit quality by financial asset class

With regard to the quality of credits, these are described consistent with the standards issued  by the Superintendence for Banks and Financial Institutions.  A detail by credit quality is summarized as follows:

December 31, 2009

	Individual Portfolio									Group Portfolio			General
	A1	A2	A3	B1	B2	B3	C	Impaired	Total	Normal	Impaired	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCH$

Loans and receivables to banks	72,636	9,524	4,066	—	—	—	—	—	86,226	—	—	—	86,226

Loans and receivable to customers
Commercial loans:
General Commercial loans	9,005	24,269	1,301,811	891,532	503,887	—	—	115,519	2,846,023	248,326	49,867	298,193	3,144,216
Foreign Trade loans	—	—	57,910	47,411	45,758	—	—	68,736	219,815	12,603	1,059	13,662	233,477
Lines of credit and overdrafts	—	—	1,724	5,879	11,431	—	—	1,466	20,500	25,831	1,990	27,821	48,321
Factored receivables	—	—	—	—	—	—	—	—	—	50,034	3,514	53,548	53,548
Leasing contracts	—	22,435	27,013	82,705	103,085	—	—	23,554	258,792	29,733	7,332	37,065	295,857
Other outstanding loans	—	—	157	114	210	—	—	18	499	853	99	952	1,451
Subtotal Commercial loans	9,005	46,704	1,388,615	1,027,641	664,371	—	—	209,293	3,345,629	367,380	63,861	431,241	3,776,870

Consumer loans	—	—	—	—	—	—	—	—	—	399,344	28,707	428,051	428,051

Mortgage loans	—	—	—	—	—	—	—	—	—	778,143	28,592	806,735	806,735

Total loans and receivable to customers	9,005	46,704	1,388,615	1,027,641	664,371	—	—	209,293	3,345,629	1,544,867	121,160	1,666,027	5,011,656
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

December 31, 2008

	Individual Portfolio									Group Portfolio			General
	A1	A2	A3	B1	B2	B3	C	Impaired	Total	Normal	Impaired	Total	Total
	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$

Loans and receivable to banks	20,005	—	—	17,691	—	—	—	—	37,696	—	—	—	37,696

Loans and receivable to customers
Commercial loans:
General Commercial loans	—	36,230	1,142,273	844,734	423,950	—	—	115,919	2,563,106	228,848	37,266	266,114	2,829,220
Foreign Trade loans	—	—	162,114	111,366	116,613	—	—	58,058	448,151	13,898	1,063	14,961	463,112
Lines of credit and overdrafts	—	5	31,350	9,155	12,271	—	—	1,570	54,351	27,887	1,769	29,656	84,007
Factored receivables	—	—	—	—	—	—	—	—	—	49,668	4,665	54,333	54,333
Leasing contracts	—	23,579	29,962	95,434	120,684	—	—	16,535	286,194	29,230	9,749	38,979	325,173
Other outstanding loans	—	—	—	26	273	—	—	236	535	1,508	263	1,771	2,306
Subtotal Commercial loans	—	59,814	1,365,699	1,060,715	673,791	—	—	192,318	3,352,337	351,039	54,775	405,814	3,758,151

Consumer loans	—	—	—	—	—	—	—	—	—	472,993	33,122	506,115	506,115

Mortgage loans	—	—	—	—	—	—	—	—	—	667,506	24,728	692,234	692,234

Total loans and receivable to customers	—	59,814	1,365,699	1,060,715	673,791	—	—	192,318	3,352,337	1,491,538	112,625	1,604,163	4,956,500
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

The past due analysis by financial asset class is as follows:

	December 31, 2009
	1-29 days	30-89 days	90 days or more	Total
	MCH$	MCH$	MCH$	MCH$

Loans and receivables to banks	—	—	—	—
Loans and receivables to customers:
Commercial loans	5,491	6,671	31,384	43,546
Mortgage loans	487	293	7,037	7,817
Consumer loans	1,109	2,548	3,251	6,908
Financial investments
Total	7,087	9,512	41,672	58,271

	December 31, 2008
	1-29 days	30-89 days	90 days or more	Total
	MCH$	MCH$	MCH$	MCH$

Loans and receivables to banks	—	—	—	—
Loans and receivables to customers:	—	—	—	—
Commercial loans	9,865	31,707	28,852	70,424
Mortgage loans	353	174	4,650	5,177
Consumer loans	1,487	2,662	5,143	9,292
Financial investments
Total	11,705	34,543	38,645	84,893

The fair value of collateral on non-performing but not impaired assets amounts to MCH$63,076 as of December 31, 2009 and MCH$73,604 as of December 31, 2008.

The Liquidity Risk is the risk run by an entity of encountering difficulties in raising the funds with which to meet their financial liability commitments.

The Bank is exposed daily to cash requirements from withdrawals from current accounts, term deposit payments, guarantee payments, payment of derivatives transactions, and so on. As it is inherent to the banking activity, the Bank does not maintain cash to cover the balance of these positions, since experience shows that a only mandatory level of these funds will be withdrawn, which can be predicted with a high degree of certainty.

The Board sets limits on a small portion of available current funding to meet these payments and on a mandatory level of interbank transactions and other borrowing facilities that should be available to hedge against an unexpected transfer demand level, which is reviewed regularly. Furthermore, the Bank must comply with regulatory limits for the maturity mismatch.

These limits affect mismatches between the individual future Bank income and expense flows and these are as follows:

(i)                            mismatches of up to 30 days for all currencies up to once the core capital;

(ii)                         mismatches of up to 30 days for foreign currencies up to once the core capital; and

(iii)                      mismatches of up to 90 days for all currencies up to twice the core capital;

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

Considering the nature of its operations, the Bank adopts a restatement methodology for purposes of measuring its mismatches and their compliance with regulatory limits.    This methodology allows us to take into account, in mismatch measuring, a portion of the sight and term deposits, and deposits in retail customer savings accounts.  While contractually these may be withdrawn at any time, they tend to remain in the bank for relatively long periods, a behavior that the Bank can predict with sufficient reliability.

The Bank is exposed to the volatile effects of the exchange rates in which their financial positions and cash flows are expressed or indexed. The Board sets limits for levels of net exposure by currency and total positions during the day and at closing, which are monitored daily.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

The following tables details assets and liabilities by currency as of December 31, 2009 and 2008:

	USD	Euros	Yens	Pounds	Other currencies	UF	Pesos	TC	Total
	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$

As of December 31, 2009
Cash and due from bank	26,288	815	12	57	113	—	83,046	—	110,331
Items in course of collection	31,288	580	4,298	16	—	—	59,614	—	95,796
Trading portfolio financial assets	1,949	—	—	—	—	54,686	19,521	—	76,156
Investments under agreements to resell	152	—	—	—	—	23,189	28,629	—	51,970
Derivative financial instruments	13,663	—	—	—	—	—	112,477	—	126,140
Loans and receivables to banks	22,625	—	—	—	—	—	63,595	—	86,220
Loans and receivables to customers	554,670	632	—	61	—	1,916,877	2,425,815	14,337	4,912,392
Financial investments available-for-sale	5,663	—	—	—	—	391,007	340,492	—	737,162
Financial investments held-to-maturity	—	—	—	—	—	—	—	—	—
Investments in other companies	—	—	—	—	—	—	3,583	—	3,583
Intangibles	142	—	—	—	—	—	13,488	—	13,630
Premises and equipment	106	—	—	—	—	—	55,106	—	55,212
Current income tax provision	—	—	—	—	—	—	—	—	—
Deferred income taxes	1,947	—	—	—	—	—	17,113	—	19,060
Other Assets	5,384	81	(4,068)	—	(98)	—	91,008	—	92,307
Total Assets	663,877	2,108	242	134	15	2,385,759	3,313,487	14,337	6,379,959
									—
Current accounts and demand deposits	(39,584)	(435)	(1)	(12)	(15)	(1,631)	(454,592)	—	(496,270)
Items in course of collection	(27,334)	(296)	(241)	(77)	—	—	(36,906)	—	(64,854)
Investments under agreements to repurchase	(1,487)	—	—	—	—	(2,169)	(461,857)	—	(465,513)
Time deposits and saving accounts	(402,767)	(632)	—	—	—	(283,980)	(2,628,665)	(1)	(3,316,045)
Derivative financial instruments	(14,930)	—	—	—	—	—	(99,773)	—	(114,703)
Borrowingsfrom financial institutions	(357,290)	(744)	—	(45)	—	—	(4,294)	(30)	(362,403)
Debt issued	(101,386)	—	—	—	—	(833,612)	(221)	—	(935,219)
Other financial obligations	—	—	—	—	—	(17,763)	(4,060)	(5,030)	(26,853)
Current income tax provision	—	—	—	—	—	—	(7,831)	—	(7,831)
Deferred income taxes	—	—	—	—	—	—	(15,644)	—	(15,644)
Provisions	(118)	—	—	—	—	—	(49,686)	—	(49,804)
Other Liabilities	(191)	—	—	—	—	(14)	(17,266)	—	(17,471)
Total Liabilities	(945,087)	(2,107)	(242)	(134)	(15)	(1,139,169)	(3,780,795)	(5,061)	(5,872,610)

Net Assets (liabilities)	(281,210)	1	—	—	—	1,246,590	(471,122)	9,276	503,535
Contingent loans	325,713	3,107	5,783	—	—	139,485	432,868	—	906,956

Net asset (liability) position	44,503	3,108	5,783	—	—	1,386,075	(38,254)	9,276	1,410,491

As of December 31, 2009
Total Assets	663,877	2.108	242	134	15	2,385,759	3,312,987	14,337	6,379,459
Total Liabilities	(945,087)	(2,107)	(242)	(134)	(15)	(1,139,169)	(3,784,109)	(5,061)	(5,875,924)
Net Assets (liabilities)	(281,210)	1	—	—	—	1,246,590	(471,122)	9,276	503,535
Contingent loans	325,713	3,107	5,783	—	—	139,485	432,868	—	906,956
Net asset (liability) position	44,503	3,108	5,783	—	—	1,386,075	(38,254)	9,276	1,410,491

The analysis, by contractual maturity, of assets and liabilities can be found in Note 36.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

	USD	Euros	Yens	Pounds	Other Currency	UF	Pesos	TC	Total
	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$

As of December 31, 2008
Cash and due from bank	28,620	2,864	64	325	270	—	49,183	—	81,326
Items in course of collection	46,600	393	35	—	189	—	70,486	—	117,703
Trading portfolio financial assets	2	—	—	—	—	65,187	19,916	—	85,105
Investments under agreements to resell	13,565					18,737	18,212		50,514
Derivative financial instruments	26,257	—	—	—	—	—	183,225	—	209,482
Loans and receivables to customers	695,956	1,529	—	—	—	1,893,205	2,266,390	23,933	4,881,013
Financial investments available-for-sale	—	—	—	—	—	285,372	291,106	—	576,478
Loans and receivables to banks	17,691						19,980		37,671
Investments in other companies							3,699		3,699
Intangibles	9,391						2,861		12,252
Premises and equipment						12,411	38,820		51,231
Current income tax provision							6,488		6,488
Deferred income taxes							12,795		12,795
Other assets	1,338	(360)	83	—	110	—	79,000	5	80,176

Total Assets	839,420	4,426	182	325	569	2,274,912	3,062,161	23,938	6,205,933

Currents accpunts and demand deposits	(33,456)	(180)	(16)	(20)	(54)	(958)	(323,218)	—	(357,902)
Items in course of collection	(24,508)	(607)	—	(506)	(294)	—	(60,261)	—	(86,176)
Ivestments under agreements to repurchase	(14,987)					(5,300)	(331,184)		(351,471)
Time deposits and saving accounts	(460,671)	(3,398)	—	—	—	(612,741)	(2,273,931)	(1)	(3,350,742)
Derivative financial instruments	(27,304)	—	—	—	—	—	(168,304)	—	(195,608)
Borrowings from financial institutions	(437,435)	(967)	—	—	—	—	(54,204)	—	(492,606)
Debt issued	—	—	—	—	—	(764,939)	(233)	—	(765,172)
Other financial obligations	(278)	—	—	—	—	(20,467)	(17,893)	(8,756)	(47,394)
Deferred income taxes							(10,606)		(10,606)
Provisions							(32,427)		(32,427)
Other liabilities	(58)						(18,494)		(18,552)

Total Liabilities	(998,697)	(5,152)	(16)	(526)	(348)	(1,404,405)	(3,290.755)	(8,757)	(5,708,656)

Net Assets (liabilities)	(159,277)	(726)	166	(201)	221	870,507	(231,325)	15,181	494,546
Contingent loans	408,774	2,530	221	20	—	—	569,197	—	980,742

Net asset (liability) position	249,497	1,804	387	(181)	221	870,507	337,872	15,181	1,475,288

As of December 31, 2008
Total Assets	839,420	4,426	182	325	569	2,274,912	3,060,207	23,938	6,203,979
Total Liabilities	(998,697)	(5,152)	(16)	(526)	(348)	(1,404,405)	(3,291,532)	(8,757)	(5,709,433)
Net Assets (liabilities)	(159,277)	(726)	166	(201)	221	870,507	(231,325)	15,181	494,546
Contingent loans	408,774	2,530	221	20	—	—	569,197	—	980,742
Net asset (liability) position	249,497	1,804	387	(181)	221	870,507	337,872	15,181	1,475,288

The analysis, by contractual maturity, of assets and liabilities can be found in Note 36.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

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

Our treasury and international division manages trading activities following the guidelines set by the A&L Committee and CorpBanca’s credit risk and market risk and control departments. The market risk and control department’s activities consist of (i) applying VaR techniques (as discussed below), (ii) marking to market our fixed income portfolio, derivatives portfoli o and measuring daily profit and loss from trading activities; (iii) comparing VaR and other exposures against the established limits; and (iv) providing information about trading activities to the A&L Committee, other members of senior management and the treasury and international division.

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

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

Our interest rate sensitivity strategy takes into account not only the rates of return and the underlying degree of risk, but also liquidity requirements, including mandatory regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds. Our maturity mismatches and positions are monitored by our A&L Committee and are managed within established limits.

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

The Bank manages its exposure through an absolute limit of maximum mismatch and also through the Value at Risk (VaR) methodology. During 2009 the monthly average VaR associated with the exchange rate position was 15 thousand dollars, peaking at 69 thousand dollars.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

ThCh$

Regulatory Limits for Market Risk Control

Market risk exposure control:

Consistent with the instructions set out in Chapter III.B.2 of the Compendium of Financial Norms of the Banco Central de Chile and in chapter 12-9 of the Updated Digest of Norms of the Superintendence for Banks & Financial Institutions, financial institutions should measure their market risk exposure according to the following:

Market Risk Position and its measurement: Market Risk Exposure is measured and controlled through the methodology set out by the Banco Central de Chile in the aforementioned chapter, both for the Trading Methodology Book as for the Banking Methodology Book.

The Trading Methodology Book measures the impact on the Bank in light of market price changes in its financial positions, resulting from variations and volatility of interest and exchange rates.

The Banking Methodology Book measures the impact of maturity mismatches, restatements and sensitivity on asset and liability commissions, and fluctuations in interest rates and restatement indices on the profit margin and present value of the organization.

Market Risk Exposure

	As of December 31,
	2009	2008
	MCH$	MCH$
Trading Book:
Interest Rate risk	7,929	5,712
Exchange rate Risk	944	1,804
Interest Rate options risk	389	358
Market Risk Exposure	9,262	7,874
8% weighted assets due to Credit Risk	400,913	420,985
Limit: Effective Equity	727,436	570,114
Available Margin:	317,261	141,255
Banking Book:
Short Term Exposure
Interest Rate risk	28,646	22,393
Restatement Risk	25,291	8,714
Interest Rate sensitive commissions	2,539	5,111
Short Term Market Risk Exposure
In the Banking Book	56,476	36,218
Limit:	68,600	58,335
Usable Margin:	12,124	22,117
Long Term Exposure:
Interest Rate risk	122,432	143,703
Long Term Market Risk Exposure in
the Banking Book	122,432	143,703
Limit: 27% Effective Equity	198,625	153,931
Usable Margin:	76,193	10,228

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

Simulation Scenario Assumptions and Limitations / Sensitivity Analysis (Regulatory Method)

Our scenario simulation method should be interpreted in light of the limitations of our models, which include:

•                    The scenario simulation makes the assumption that the volumes remain on the balance sheet and that they are always renewed at maturity, regardless of the fact that credit risk considerations and prepayments may affect the maturity of certain positions.

•                    This model assumes established changes in interest rates and sensitivity factors for differing time periods and does not take into account some other scenarios for each time period or other sensitivity factors.

•                    The model does not take into account the volume sensitivity to these interest rate changes.

•                    The model does not take into account our subsidiaries which are impacted by market risks.

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

As calculated by CorpBanca, VaR is an estimate of the incurred loss in the market value of a given portfolio over a one-day horizon at a one-tailed 95.0% confidence interval. In other words, it is the one-day loss, expressed in Chilean pesos that CorpBanca would expect to suffer on a given portfolio 95.0% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the loss figure that CorpBanca would expect to exceed only 5.0% of the time. VaR provides a single estimate of market risk that is comparable from one market risk to the other. Volatility is calculated utilizing approximately 100 historical observations used as input for an exponentially weighted moving average mode, where the calculation of the volatility includes a decay factor that gives more importance to the newer values. A one-day holding period is utilized (carry one day loss). We use VaR estimates to alert senior management whenever the statistically incurred losses in our fixed income portfolio and net foreign currency position exceed certain pre-set levels which we believe to be prudent.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

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

•                    At present, we compuet VaR at the close of business and trading positions may change substantially during the course of the trading day.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

Quantitative disclosures of the VaR model

The Bank manages its exposure in the negotiations book through sub-limits for the Trading and Structuring sub-portfolios.  During 2009, the average monthly VaR associated to the Trading Portfolio position amounted to MCH$264, peaking at MCH$744.  The average VaR value of the Structuring Portfolio was MCH$65, reaching a maximum of MCH$147.

Million

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

Sensitivity Simulation

We use a sensitivity simulation above trading and available for sale portfolios, for evaluating the change in portfolio’s market value. This tool is complementary to VaR, like a form to measure portfolio’s sensitivity independent of volatility level. We asume 90 basis points in the available-for-sale portfolio, within a limit of 5% of regulatory capital.

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

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

Also, the impact of the “re-pricing” on the net financial margin is analyzed for the next twelve months. The Bank established limits which are represented as a percentage over the effective equity and the gross margin.

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

Sensitivity Analysis

We apply sensitivity analysis above certain financial positions: currency gaps, mismatches between assets and liabilities inboth our inflation-indexed (UF) and non inflation-indexed portfolios and banking book interest rate gaps. We perform a hypothetical simulation by calculating the potential loss that would be reflected in our financial results relating to an extreme movement of exchange rate, inflation index and interest rates.

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

As of December 31, 2009, the bank did not hold material positions in financial investments denominated in U.S.dollars.

As of December 31, 2009, a sudden rise interest rate of 100% would cause a decrease in the Corpbanca´s market value of MCH$63,822, or 9% of regulatory capital.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

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

The ratios of net liquid assets to customer deposits at the reporting dates were as follows:

	30 Days	60 Days
	%	%
As of December 31, 2009	11.6	35.5
As of December 31, 2008	9.5	28.8

Regulatory Observance

The mandatory amount of liquidity is determined by the reserve requirements set by the Central Bank. These reserve requirements are currently 9.0% of demand deposits and 3.6% of time deposits. We are currently in compliance with these requirements. In addition, we are subject to a technical requirement applicable to Chilean banks pursuant to which we must hold a certain amount of assets in cash or in highly liquid instruments, if the aggregate amount of the following liabilities exceeds 2.5 times the amount of our net capital base:

•                    Deposits in checking accounts;

•                    Other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

•                    Other deposits unconditionally payable immediately or within the term of less than 30 days; and

•                    Time deposits payable within ten days.

Chilean regulations also require that gaps between assets and liabilities maturing within 30 days not exceed a bank’s net capital base and that gaps between assets and liabilities maturing within 90 days not exceed twice the bank’s net capital base.

In fact, as provided by the Central Bank of Chile, in point of paragraph 1.13 of Chapter III B.2 and item 2 of Chapter 12.9 of the Updated Digest of Norms of the Superintendence for Banks & Financial Institutions, the individual liquidity situation must be defined.

Liquidity Position and its measurement: The liquidity position is measured and controlled through the difference between cash flow payable items associated with liabilities and expense statements; and cash receivables, which are associated with assets and income accounts, i.e. for a specific period of time frame, which is called maturity mismatch.  The indicated measurement is established by monitoring the individual liquidity position and that of its affiliate companies. The maturity mismatch calculation is carried out separately for domestic and foreign currency.

In the specific case of derivative securities, the Bank estimates their impact on liquidity indicators as follows:

a)                 Physically delivered derivatives: Each one of the derivative’s components must be included in the corresponding time frame in which the cash interchanges will be made, identified by its corresponding currency.

b)                Compensation derivatives: the net compensation is determined and it is added to the time frame and the currency in which the compensation will be executed.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

The following table reflects a maturity analysis of the Banks main expenses and revenues:

Expenses (MCH$)

Time Frame	Pesos	Adjustable	Foreign Currency	Total
Up to 7 days	971,299	23,958	260,216	1,255,473
7 to 15 days	461,071	11,117	130,438	602,626
15 to 30 days	504,667	1,273	221,889	727,829
30 to 60 days	842,568	26,717	211,086	1,080,371
60 to 90 days	427,248	20,942	118,499	566,689
90 to 180 days	1,462,589	251,520	282,608	1,996,717
181 days up to 1 year	405,847	228,092	311,554	945,493
Over 1 year	1,150,541	1,583,909	749,137	3,483,587
Total	6,225,830	2,147,528	2,285,427	10,658,785

Income MCH$

Time Frame	Pesos	Adjustable	Foreign Currency	Total
Up to 7 days	548,830	386,557	104,657	1,040,044
7 to 15 days	198,469	26,523	48,142	273,134
15 to 30 days	313,970	17,297	45,991	377,258
30 to 60 days	459,713	47,919	70,452	578,084
60 to 90 days	437,187	47,995	66,609	551,791
90 to 180 days	1,300,810	254,201	157,603	1,712,614
181 days up to 1 year	507,109	210,001	255,081	972,191
Over 1 year	2,067,739	2,829,612	937,159	5,834,510
Total	5,833,827	3,820,105	1,685,694	11,339,626

For risk limit purposes, the following definitions are made:

Time frames: the maturity mismatches are executed in the following time frames:

First time frame: up to and including 7 days

Second time frame: from 8 days and up to and including 30 days

Third time frame: from 31 days and up to and including 90 days

Provisions on limit enforcement: Banco Corpbanca, in compliance with the aforementioned Banco Central de Chile and the Superintendence for Banks & Financial Institutions norms, has determined that, by policy approved by the Board of Directors, the measuring and monitoring of the liquidity position shall be performed through the calculation of maturity mismatches on an Adjustable Basis.

As of December 31, 2009, the gap ratio between assets and liabilities at 30 days or less and equity and reserves was 0.30.

As of December 31, 2009, the gap ratio between assets and liabilities at 90 days or less and equity and reserves was 0.49

Internal Methods

In addition to the tools we use to control regulatory liquidity risk described above, we have also set internal liquidity limits. In particular, our Financial Risk Department measures two liquidity indicators:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

Mandatory Liquidity Requirement: In order to ensure that the bank will permanently hold enough liquid assets to meet all payments derived from deposits made by third parties in the bank, we consider a limit on the mandatory amount of liquid assets to be held on a daily basis. The amount of money to be paid as a result of deposit payments for the next three-day period cannot rise above the total amount of liquid assets held by the bank as defined by the Chilean Central Bank in its liquidity facilities regulations..  As of December 31, 2009, the amount of our liquid assets was MCH$380,995 while deposits to be paid the next three days amounted to MCH$30,320.

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

Our Financial Risk Department applies the ILIC model on a daily basis. The ILIC is based on a stress scenario which assumes that an unusually large proportion of liabilities will be withdrawn over the next 10 days and at the same time payment default on assets will grow at an unusually high rate. The proportion between income and expenses following s such scenario must be over 1 for us to maintain a normal liquidity level. As of December 31, 2009, the ILIC was 3.63.

Operational Risk

Corpbanca adopts the Basel Committee’s definition of operational risk, which is presented below:

“The risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events”

These risks, it not handled appropriately, can result in service unavailability, information deficiencies, financial losses, increased costs, loss of professional reputation or failure to maintain or increase market share.

For its operational risk management, Corpbanca has established and imposed an appropriate structure of responsibilities, which is detailed below:

OPERATIONAL RISK MANAGEMENT ROLES AND RESPONSIBILITIES

Board of Directors

The Board of Directors must ensure that the management mechanisms used for handling operational risk, such as the definition of roles and responsibilities (set out in this policy) are consistent with the guidelines laid out by the Bank’s shareholders on this subject.

Operational Risk and Information Safety Committee

It is responsible for maintaining visibility and commitment with the operational risk management area, at the highest level of Senior Management.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

Area in charge of Operational Risk Management

Its mission is to identify, promote, implement and monitor the policy framework for managing operational risk, which must be consistent with the Bank’s approach, objectives and strategic goals.

Division Management

The Division Management areas are in charge of managing operational risk in their respective divisions.  Their responsibilities are, among others:

•                      Implement operational risk policy in their respective business units.

•                      The more significant operational risk management responsibilities within divisions include the following activities:

•                      Risk awareness.

•                      Risk assessment (both qualitative and quantitative).

•                      Risk improvement.

•                      Be a direct support in the monitoring of their business unit’s operational risk.

I.                     Operational Risk Management Process

The Corpbanca Operational Risk Management model takes into account the following activities or functions:

III.1 Creation of Risk Awareness

Training and communication

Communication and ongoing training regarding the threats faced by the business, together with business oriented training is crucial in meeting objectives.  Operational risks assessment is based on identifying the threats to the business process, their impact and a subsequent evaluation of the controls needed to mitigate operational risk.

III.2 Assessment

Operational risks assessment is based on identifying the threats to the business process, their impact and a subsequent evaluation of the controls needed to mitigate operational risk

III.3 Improvement

Every Division Manager should ensure that operational risks are reviewed regularly and that appropriate measures are taken.

Shareholders’ equity requirement

Consistent with the General Banking Law, the Bank should maintain a ratio of at least 8%, net of required provisions between Effective Shareholders’ Equity and Consolidated Assets Weighted by risk, and a ratio of at least 3%, net of required provisions, between its Equity Base and Total Consolidated Assets.   To this effect, effective Equity is determined by the Equity and Reserves or Equity Base with the following adjustments:

a.                   subordinated bonds with a 50% limit of the Equity Base are added, and

b.                  the balance of Goodwill assets or surcharges paid and investments in companies not involved in the consolidation are subtracted.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

Assets are weighted based on their risk categories, to which a risk percentage is assigned according to the amount of capital needed to back each one of those assets. 5 risk categories are applied (0%, 10%, 20%, 60% and 100%). For example, cash, deposits in other banks and financial securities issued by the Banco Central de Chile have a 0% risk factor, which means that, consistent with current regulations, no capital is needed to back these assets.  Fixed assets carry a 100% risk, which means that a mandatory capital equivalent to 8% of the value of these assets must be available.

All derivative securities negotiated off-exchange are taken into account in determining risk assets with conversion factors on notional values, thereby obtaining a credit risk exposure amount (or “credit equivalent”).  The off-balance contingent loans are also considered “credit equivalent” in terms of weighting.

At year end the ratio of assets and risk weighted assets is the following:

	Consolidated Assets		Risk-Weighted Assets
	2009	2008	2009	2008
	MCh$	MCh$	MCh$	MCh$
In-Balance Assets (net of provisions):
Cash and due from banks	110,331	81,326	—	—
Items in course of collection	95,796	117,703	20,784	45,532
Trading portfolio financial assets	76,156	85,105	21,980	9,188
Investments under agreements to resell	51,970	50,514	22,842	17,501
Derivative financial instruments	126,140	209,482	144,029	186,575
Loans and receivables to banks	86,220	37,671	22,620	17,666
Loans and receivables to customers	4,912,392	4,881,013	4,621,186	4,614,079
Financial investments available-for-sale	737,162	576,478	446,803	54,969
Financial investments held-to-maturity	—	—	—	—
Investments in other companies	3,583	3,699	3,583	3,699
Intangibles	13,630	12,252	13,630	12,252
Premises and equipment	55,212	51,231	55,212	51,231
Current income tax provision	—	6,488	—	649
Deferred income taxes	19,060	12,795	1,906	1,280
Other assets	92,307	80,176	87,712	80,307
Off-Balance sheet assets:
Contingent loans	380,891	358,861	228,534	215,317

Total risk-weighted assets	6,760,850	6,564,794	5,695,416	5,286,343

	Amount		Ratio
	2009	2008	2009	2008
	MCh$	MCh$

Basic capital	507,349	497,277	7.50%	7.57%
Effective Equity	739,463	587,360	12,98%	11.11%

b)                 As of December 31, 2009, the bank includes among its objectives, policies and management processes, the following information:

•                       In consolidated terms, the Bank holds a total equity of MCH$507,349.

•                       During the year 2009, no increases in equity or extraordinary investments were realized, with the exception of the sale of bank-issued shares described in Note 23.

•                       At the regulatory level, the Bank closed the year 2009 with a solvency indicator of 7.64%, while the Basel Index was 13.16%.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

As of December 31, 2009	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Maturity of assets (Note 36)	662,010	487,279	1,392,088	1,143,568	1,184,557	1,072,883	5,942,385
Maturity of liabilities (Note 36)	(1,894,102)	(942,577)	(1,537,477)	(275,069)	(135,896)	(399,751)	(5,184,872)
Net maturity	(1,232,092)	(455,298)	(145,389)	868,499	1,048,661	673,132	757,513
Off-balance commitments:
Collaterals and guarantees	(2,496)	(2,309)	(8,645)	(1,662)	(25)	—	(15,137)
Foreign letters of credit	(6,673)	(11,655)	(14,694)	(305)	—	—	(33,327)
Letters of credit issued	(11,251)	(16,566)	(3,812)	—	—	—	(31,629)
Performance bonds	(30,604)	(42,137)	(126,212)	(94,521)	(7,006)	(318)	(300,798)

Net maturity, including commitments	(1,283,116)	(527,965)	(298,752)	772,011	1,041,630	672,814	376,622

As of December 31, 2008	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Maturity of assets (Note 36)	943,748	613,591	1,270,251	938,278	926,592	1,068,360	5,760,820
Maturity of liabilities (Note 36)	2,119,837	746,247	1,204,434	540,337	219,930	314,735	5,145,520
Net maturity	(1,176,089)	(132,656)	65,817	397,941	706,662	753,625	615,300
Off-balance commitments:
Collaterals and guarantees	(2,893)	(1,446)	(3,669)	(9,838)	(52)	—	(17,898)
Foreign letters of credit	(1,870)	—	(71)	—	—	—	(1,941)
Letters of credit issued	(10,161)	(8,731)	(5,212)	—	—	—	(24,104)
Performance bonds	(40,468)	(37,655)	(151,940)	(78,576)	(6,264)	(15)	(314,918)

Net maturity, including commitments	(1,231,481)	(180,488)	(95,075)	309,527	700,346	753,610	256,439

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 36 -                           MATURITY OF ASSETS AND LIABILITIES

a)                       Maturity of financial assets

Below are the main financial assets grouped according to their remaining terms, including interest accrued as of December 31, 2009 and 2008. As these are trading or available-for-sale securities, they are included at fair value and under the term at which they may be sold.

	As of December 31, 2009
	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Trading portfolio financial assets	7,815	529	51,942	9,635	4,936	1,299	76,156
Investments under agreements to resell	17,521	15,606	18,636	58	149	—	51,970
Derivative financial instruments	20,628	18,967	46,505	10,282	27,257	2,501	126,140
Loans and receivables to banks	63,651	39	13,494	—	9,036	—	86,220
Loans and receivables to customers(*)	544,603	406,699	1,152,397	974,810	811,645	963,967	4,854,121
Commercial loans	506,828	381,091	1,035,439	743,848	627,200	384,965	3,679,371
Mortgage loans	1,535	5,589	25,653	71,113	113,375	575,614	792,879
Consumer Loans	36,240	20,019	91,305	159,849	71,070	3,388	381,871
Financial investments available-for-sale	7,792	45,439	101,812	148,783	331,534	101,802	737,162
Financial investments held-to-maturity	—	—	—	—	—	—	—

(*) Excluding the amounts for which the maturity date has expired, totaling MCH$58,271 as of December 31, 2009.

	As of December 31, 2008
	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Trading portfolio financial assets	5,776	—	79,329	—	—	—	85,105
Investments under agreements to resell	14,601	35,564	349	—	—	—	50,514
Derivative financial instruments	53,665	45,981	76,569	16,478	14,277	2,512	209,482
Loans and receivables to banks	23,284	5,094	9,293	—	—	—	37,671
Loans and receivables to customers(*)	839,310	526,952	885,582	892,548	787,415	864,313	4,796,120
Commercial loans	759,629	500,228	762,298	657,879	588,585	369,790	3,638,409
Mortgage loans	8,368	4,950	22,666	62,826	100,443	488,379	687,632
Consumer Loans	71,313	21,774	100,618	171,843	98,387	6,144	470,079
Financial investments available-for-sale	7,112	—	214,456	29,252	124,900	200,758	576,478
Financial investments held-to-maturity	—	—	—	—	—	—	—

(*)Excluding the amounts for which the maturity date has expired, totaling MCH$84.893 as of December 31, 2008.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

b)                       Maturity of financial liabilities

Below are the main financial liabilities grouped according to their remaining terms, including interest accrued to December 31, 2009 and 2008.

	As of December 31, 2009
	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$

Investments under agreements to repurchase	47,760	14,131	403,415	58	149	—	465,513
Time deposits and saving accounts (*)	1,571,873	680,310	925,814	127,214	458	1,365	3,307,034
Derivative financial instruments	28,587	18,658	4,942	28,369	33,453	694	114,703
Borrowings from financial institutions	133,041	57,119	171,353	890	—	—	362,403
Debt issued	112,841	172,359	31,953	118,538	101,836	397,692	935,219

(*) Excludes term savings accounts totaling MCH$9,011 during 2009

	As of December 31, 2008
	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$

Investments under agreements to repurchase	351,471	—	—	—	—	—	351,471
Time deposits and saving accounts (*)	1,550,404	631,946	860,007	250,371	46,580	1,355	3,340,663
Derivative financial instruments	44,197	39,617	78,443	20,312	11,391	1,648	195,608
Borrowings from financial institutions	173,765	72,734	231,916	14,191	—	—	492,606
Debt issued	—	1,950	34,068	255,463	161,959	311,732	765,172

(*) Excludes term savings accounts totaling MCH$ 10,079 during 2008

NOTE 37 -                           LEASING

The following table reflects the maturity of leasing contracts as of December 2009 and 2008 and as of January 1, 2008.

	As of December 31		As of January 1
	2009	2008	2008
	Net Leasing MCH$	Net Leasing MCH$	Net Leasing MCH$

Up to 1 month	826	620	246
From 1 month to 3 months	694	594	416
From 3 months to 1 year	8,156	10,849	7,346
From 1 year to 3 years	80,737	86,667	70,091
From 3 years to 6 years	90,458	96,628	81,660
Over 6 years	113,515	127,922	95,010

	294,386	323,280	254,769

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 38 -                           FOREIGN CURRENCY POSITION

Assets and liabilities denominated in foreign currencies or indexed to changes in exchange rates are summarized below:

	Payable in			Payable in
	Foreign currency			Chilean Peso (*)			Total
	12.31.09	12.31.08	01.01.08	12.31.09	12.31.08	01.01.08	12.31.09	12.31.08	01.01.08
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

ASSETS
Cash and due from banks	53,763	50,425	60,542	—	—	81	53,763	50,425	60,623
Items in course of collection	71,293	74,071	23,084	—	—	—	71,293	74,071	23,084
Trading portfolio financial assets	3,841	3	3	—	—	—	3,841	3	3
Financial investments available-for-sale	11,157	—	—	—	—	—	11,157
Investments under agreements to resell	300	21,280	11,812	—	—	—	300	21,280	11,812
Derivative financial instruments	26,920	41,191	5,064	—	—	—	26,920	41,191	5,064
Loans and receivables to customers and banks	1,138,848	1,121,950	929,808	28,249	37,546	41,493	1,167,097	1,159,496	971,301
Other assets	2,560	1,839	4,314	—	—	—	2,560	1,839	4,314
Intangibles	279	—	—	—	—	—	279	—	—
Premises and equipment	207	—	—	—	—	—	207	—	—
Deferred income taxes	3,837	—	—	—	—	—	3,837	—	—
TOTAL ASSETS	1,313,005	1,310,759	1,034,627	28,249	37,546	41,574	1,341,254	1,348,305	1,076,201

LIABILITIES
Current accounts and demand deposits	78,907	52,908	29,785	—	—	—	78,907	52,908	29,785
Items in course of collection	55,070	40,655	16,488	—	—	—	55,070	40,655	16,488
Investments under agreements to repurchase	2,930	23,512	35,568	—	—	—	2,930	23,512	35,568
Time deposits and saving accounts	794,844	728,019	599,373	1	—	1	794,845	728,019	599,374
Derivative financial instruments	29,417	42,833	4,823	—	—	—	29,417	42,833	4,823
Borrowings from financial institutions	705,549	687,754	648,578	58	218	270	705,607	687,972	648,848
Debt issued	199,768	—	—	—	—	—	199,768	—	—
Other financial obligations	—	436	621	9,911	13,737	12,305	9,911	14,173	12,926
Deferred income taxes	—	—	—	—	—	—	—	—	—
Provisions	233	—	—	—	—	—	233	—	—
Other Liabilities	376	162	126	—	—	—	376	162	126
TOTAL LIABILITIES	1,867,094	1,576,279	1,335,362	9,970	13,955	12,576	1,877,064	1,590,234	1,347,938

*                     Includes transactions expressed in foreign currencies payable in pesos or adjustable transactions due foreign currency exchange rate.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

NOTE 39 -                           SUBSEQUENT EVENTS

During 2010, Corpbanca finished the process of selling its 5,672,732,264 own issued shares (See Note 23), which it had repurchased in May 2008. During 2010 Corpbanca sold 5,054,546,026 own issued shares which meant an increase in equity totaling MCh$17,691.

Corpbanca, with functional and presentation currency defined as the Chilean peso, has a wholly-owned New York Branch (the —NY Branch||), with functional currency defined as the US dollar, which is carrying value, as of January 4, 2010, amounting to US$25,100,000. As the functional currency (US dollar) of the NY Branch is other than the presentation currency (Chilean peso) of Corpbanca, the financial statements of the NY Branch are required to be translated into Chilean pesos, such accounting treatment results in an translation exchange difference recognized directly in Shareholders’ equity of Corpbanca. The Bank has decided to enter into a hedge relationship to be designated as a hedge of the US dollar exposure of its net investment in the NY Branch with a forward exchange derivative contract (USD-Ch$). Gains and losses on the effective portion of such hedging transactions shall be recognized directly in Shareholders’ equity, any ineffective portion shall be recognized in profit or loss.

The hedging strategy consists of periodically renewing the hedging instrument while the changes in fair value of the hedged item attributable to the hedged risk presents significant variability exposure.

The term of the hedging instrument will depend on the market conditions at the inception date of the contract, being the term higher than the difference between the date of signing the contract and the next closing date. It should be noted that the accounting standard allows to hedge a 100% of the net investment in a foreign operation; however, it also allows to hedge an only portion of the net investment. The impact in the Shareholders’ equity for this hedge accounting amounted to MCh$443 as of March 31, 2010.

On March 11, 2010, The Superintendency of Banks and Financial Institutions authorized to Corpbanca to operate with derivative financial options. Therefore the Bank holds call options amounting to US$5,000,000 and put options amounting to US$4,000,000.

As a result of the earthquake on February 27, 2010, Corpbanca suffered damages over its branch in Talcahuano that will have to be reconstructed after experiencing the tsunami’s consequences. In Concepción (Head Branch Office, El Trébol and Barrio Universitario) the branches of Corpbanca and Banco Condell are in process of being assessed to determined structural damage.

Regarding to the possible effects of the earthquake on the provisions for loan losses, the Bank, based on a risk analysis performed over its customers, does not expect a significant impact because of committed insurances and that in general companies continue operating normally. The estimates on monetary terms of the impacts on provisions for loan losses and property, plant and equipment are currently in process.

In the period between January 1 and June 25, 2010, the issue date of these financial statements, there have been no other subsequent events that could materially affect the financial statements.

Raúl Recabarren Valderas	Mario Chamorro Carrizo
Assistant Manager - Accounting	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 30, 2010

CorpBanca

By:	/s/ Eugenio Gigogne Miqueles
Name: Eugenio Gigogne Miqueles
Title: Chief Financial Officer