Form 20-F
CORPBANCA/FI
filed 2012-04-30
CIK 1276671

ANNUAL REPORT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011
As filed with the Securities and Exchange Commission on April 30, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
[  ]           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Claudia Alejandra Labbe Montevecchi, Telephone: +(562) 660-2699, Facsimile: +(562) 660-2476, Address: Rosario Norte 660, Las Condes, Santiago, Chile
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

None
(Title of Class)

Securities registered for which there is a reporting obligation pursuant Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
250,358,194,234

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

·	trends affecting our financial condition or results of operations,

·	our dividend policy,

·	changes in the participation of our shareholders or any other factor that may result in a change of control,

·	the amount of our indebtedness,

·	natural disasters,

·	changes in general economic, business, regulatory, political or other conditions in Chile or Colombia or changes in general economic or business conditions in Latin America,

·	changes in capital markets in general that may affect policies or attitudes towards lending in Chile to Chilean companies or securities issued by Chilean companies,

·	the monetary and interest rate policies of the Central Bank,

·	inflation or deflation,

·	unemployment,

·	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms,

·	unanticipated turbulence in interest rates,

·	movements in currency exchange rates,

·	movements in equity prices or other rates or prices,

·	changes in Chilean, Colombian and foreign laws and regulations,

·	changes in taxes,

·	competition, changes in competition and pricing environments,

·	our inability to hedge certain risks economically,

·	the adequacy of our loss allowances, provisions or reserves,

·	technological changes,

·	changes in consumer spending and saving habits,

·	successful implementation of new technologies,

·	loss of market share,

·	changes in, or failure to comply with applicable banking, insurance, securities or other regulations, and

·	the other factors discussed under “Item 3. Key Information—Risk Factors” in this Annual Report.

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

ENFORCEABILITY OF CIVIL LIABILITIES

We are a sociedad anónima bancaria (banking corporation) organized under the laws of the Republic of Chile. None of our directors or executive officers are residents of the United States and a substantial portion of our assets and the assets of these persons are located outside the United States.  As a result, it may not be possible for you to effect service of process within the United States upon us or such persons or to enforce against them or us in the United States or other foreign courts, judgments obtained in the United States predicated upon the civil liability provisions of the federal securities laws of the United States.

No treaty exists between the United States and Chile for the reciprocal enforcement of judgments.  Chilean courts, however, have enforced final judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, subject to the review in Chile of the United States judgment in order to ascertain whether certain basic principles of due process and public policy have been respected without reviewing the merits of the subject matter of the case.  If a United States court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this judgment in Chile will be subject to the obtaining of the relevant “exequatur” (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law in force at that time, and consequently, subject to the satisfaction of certain factors.  Currently, the most important of these factors are the existence of reciprocity; the absence of any conflict between the foreign judgment and Chilean laws (excluding for this purpose the laws of civil procedure) and public policies; the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances; the absence of any further means for appeal or review of the judgment in the jurisdiction where judgment was rendered; the Chilean courts’ determination that the U.S. courts had jurisdiction; that service of process was appropriately served on the defendant and that the defendant was afforded a real opportunity to appear before the court and defend its case; and that enforcement would not violate Chilean public policy and the judgment being final under the laws of the country in which it was rendered.

In general, the enforceability in Chile of final judgments of United States courts does not require retrial in Chile.  However, there is doubt as to the enforceability in original actions in Chilean courts of liabilities predicated solely on the United States federal securities laws and as to the enforceability in Chilean courts of judgments of United States courts obtained in actions predicated solely upon the civil liability provisions of the federal securities laws of the United States.  In addition, foreign judgments cannot be enforced in any way against properties located in Chile, which, as a matter of Chilean law, are subject exclusively to Chilean law and to the jurisdiction of Chilean Courts.

TABLE OF CONTENTS

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3	KEY INFORMATION

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 4A.	UNRESOLVED STAFF COMMENTS

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 8.	FINANCIAL INFORMATION

ITEM 9.	OFFER AND LISTING DETAILS

ITEM 10.	ADDITIONAL INFORMATION

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.	CONTROLS AND PROCEDURES

ITEM 16.	RESERVED

PART III

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

PART I

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

Prior to December 31, 2008 and including our consolidated financial statements as of and for the year ended December 31, 2008, we prepared our consolidated financial statements in accordance with generally accepted accounting principles in Chile and regulations of the Chilean Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras), also referred to as the SBIF, collectively referred to as “Chilean GAAP,” which differed in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP.

The Chilean Superintendencia de Valores y Seguros, or the Chilean Superintendency of Securities and Insurance or the SVS, announced in 2004 that all public companies are required to present complete financial statements in compliance with International Financial Reporting Standards, or IFRS, beginning in 2009.  The transition from Chilean GAAP to IFRS was scheduled to follow a gradual implementation plan taking place over at least a three-year period from 2009 to 2011, beginning with financial institutions in 2009.  However, certain exceptions introduced by the SBIF prevented banks from achieving full convergence.  In situations that are not addressed by the guidance issued by the SBIF, banks must generally follow the generally accepted accounting principles issued by the Association of Chilean Accountants which coincide with IFRS as issued by the International Accounting Standards Board, or IASB.

Chilean banks are subject to the regulatory supervision of the SBIF under the provisions of the General Banking Law.  The General Banking Law establishes that, in accordance with Chilean legal regulations, Chilean banks must abide by the accounting standards stipulated by the SBIF.

On November 9, 2007, the SBIF issued its Compendium of Accounting Standards through Circular No. 3,410, which contains accounting formats and reporting standards and policies for the banking industry. The SBIF supplemented the Compendium of Accounting Standards on August 21, 2008 through Circular 3,443 (as supplemented, the “Compendium”). The SBIF, together with other Chilean regulatory bodies, agreed to a plan of convergence with IFRS for companies in Chile. Pursuant to the instructions of the SBIF that accompanied the Compendium, effective January 1, 2008, Chilean banks were required to adopt new accounting standards, which are more consistent with IFRS. In all matters not provided for in the Compendium and that are not contrary to the instructions of the SBIF, banks must apply the technical standards (the “Technical Standards”) adopted by the Colegio de Contadores de Chile A.G. (Chilean Accounting Association), which are in turn generally consistent with IFRS. If there are inconsistencies between the Technical Standards and the Compendium, the Compendium prevails. Unless otherwise indicated herein, as used hereafter “the Rules of the SBIF” refers to such rules as amended or supplemented from time to time, including as supplemented by Circulars No. 3,410 and 3,443.

In order to comply with requirements of the Securities and Exchange Commission, or the SEC, we have prepared our audited consolidated financial statements under IFRS as issued by the IASB.  Unless otherwise indicated herein, as used hereafter IFRS refers to the standards issued by the IASB.

The selected consolidated financial information included herein as of and for the year ended December 31, 2011, together with the selected consolidated financial information as of and for the years ended December 31, 2008, 2009 and 2010, is derived from, and presented on the same basis as, our consolidated financial statements and should be read together with the consolidated financial statements.  Since our consolidated financial statements, including the selected consolidated information included herein, have been prepared using IFRS, they are not comparable with the audited consolidated financial statements included in the annual reports filed on Form 20-F for the years ended December 31, 2008 and prior thereto. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates”. The selected consolidated financial information for the year ended December 31, 2007 was not prepared using IFRS and a conversion would cause a considerable amount of effort and expense. As a result, the selected consolidated financial information for the year ended December 31, 2007 has been omitted from this Annual Report.

Our audited consolidated financial statements as of December 31, 2009, 2010 and 2011 and for each of the three years in the period ended December 31, 2011 are referred to herein as our financial statements.  Unless otherwise indicated, financial data for all full-year periods through December 31, 2011 included in our audited consolidated financial statements and in the other financial information contained elsewhere in this Annual Report have been expressed in Chilean pesos as of December 31, 2011.

Banco Santander Colombia

This Annual Report also includes certain financial information derived from the audited consolidated financial statements of Banco Santander Colombia as of and for the years ended December 2010 and 2011 prepared in accordance with generally accepted accounting principles in Colombia (“Colombian GAAP”).  The accounting practices used in the preparation of Banco Santander Colombia’s audited consolidated financial statements follow the special regulations of the Colombian Superintendency of Finance and Colombian GAAP.  Together, these requirements differ in certain significant respects from IFRS as issued by the IASB.

Foreign Currency Markets

In this Annual Report, references to “$,” “US$,” “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos” or “Ch$” are to Chilean pesos (and “MCh$” to millions of Chilean pesos) and references to “UF” are to Unidades de Fomento.  The UF is an inflation-indexed, Chilean peso-denominated unit that is linked to and adjusted daily to reflect changes in the previous month’s Chilean Consumer Price Index of the Instituto Nacional de Estadisticas (the “Chilean National Statics Institute”).  As of December 31, 2011, one UF equaled US$42.95 and Ch$22,294.03 and as of April 25, 2012, one UF equaled US$46.51 and Ch$22,583.69.  See “Item 5. Operating and Financial Review and Prospects”.

This Annual Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that such peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our financial statements or could be converted into U.S. dollars at the rate indicated or any particular rate at all.  Unless otherwise indicated, such U.S. dollar amounts have been translated from Chilean pesos based on our exchange rate of Ch$519.08 as of December 31, 2011.

Specific Loan Information

Unless otherwise specified, all references in this Annual Report to total loans are to loans and financial leases before deduction for loan loss allowances, and they do not include loans to banks or contingent loans. In addition, all market share data and financial indicators for the Chilean banking system when compared to CorpBanca’s financial information, presented in this Annual Report or incorporated by reference into the prospectus are based on information published periodically by the SBIF, which is published under Chilean GAAP and prepared on a consolidated basis.  Non-performing loans include loans for which either principal or interest is overdue, which do not accrue interest except for certain loans where more than 80% of our exposure under the loan is secured. Restructured loans for which no payments are overdue are not ordinarily classified as non-performing loans. Past-due loans include, with respect to any loan, the portion of principal or interest that is 90 or more days overdue, and do not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due within 90 days of the beginning of such proceedings.

According to Decree with Force of Law No. 3 of 1997, as amended (the “General Banking Law”), a bank must have effective net equity of at least 8.0% of its risk weighted assets, net of required loan loss allowances, and paid in capital and reserves, net of investments in subsidiaries and foreign branches (“basic capital”) of at least 3.0% of its total assets, net of required loan loss allowances.

For these purposes, the effective net equity of a bank is the sum of (1) the bank’s basic capital, (2) subordinated bonds issued by the bank valued at their issue price for an amount of up to 50.0% of its basic capital; provided that the value of the bonds shall decrease by 20.0% for each year that elapses during the period commencing six years prior to their maturity, and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk weighted assets to the extent voluntary allowances exceed those that banks are required to maintain by law or regulation; minus (iii) our goodwill or premiums paid balances and unconsolidated investments in companies.

Unless otherwise specified, all references in this Annual Report (except in our financial statements) to loans are to loans and financial leases before deduction for allowances for loan losses, and, except as otherwise specified, all market share data presented herein are based on information published periodically by the SBIF. Past due loans (PDL) include, with respect to any loan, the amount of all installments that are more than 90 days overdue and non-performing loans (NPL) include, with respect to any loan, the full balance of such loans with one installment 90 days or more overdue.

Rounding and Other Matters

Certain figures included in this Annual Report and in our audited consolidated financial statements as of and for the year ended December 31, 2011 have been rounded for ease of presentation.  Percentage figures included in this Annual Report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding.  For this reason, percentage amounts in this Annual Report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2011.  Certain other amounts that appear in this Annual Report may similarly not sum due to rounding.

Inflation figures are those reported by the Chilean National Statistics Institute, unless otherwise stated herein or required by the context.  See “—Exchange Rate Information” below.

In this Annual Report, all macro-economic data related to the Chilean economy is based on information published by the Central Bank.  All market share and other data related to the Chilean financial system is based on information published by the SBIF as well as other publicly available information.  Prior to January 1, 2008, the SBIF published the unconsolidated risk index of the Chilean financial system on a monthly basis and, as a result, information regarding the consolidated risk index of the Chilean financial system as a whole is not available for periods prior to January 1, 2008. As of January 1, 2009, the SBIF publishes the consolidated risk index of the Chilean financial system on a monthly basis.

EXCHANGE RATE INFORMATION

Exchange Rates

Chile has two currency markets, the Formal Exchange Market (Mercado Cambiario Formal) and the Informal Exchange Market (Mercado Cambiario Informal).  The Formal Exchange Market is comprised of banks and other entities authorized by the Central Bank.  The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others.  The Central Bank is empowered to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market.  Both the Formal and Informal Exchange Markets are driven by free market forces.  Current regulations require that the Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market.

The observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank and published daily in the Diario Oficial (Official Gazette), is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market.  Nevertheless, the Central Bank may intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate (the “Informal Exchange Rate”).  There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate.  In recent years, the variation between the Observed Exchange Rate and the Informal Exchange Rate has not been significant.  Even though the Central Bank is authorized to carry out its transactions at the Observed Exchange Rate, it often uses spot rates instead.  Many other banks carry out foreign exchange transactions at spot rates as well.

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

As of December 31, 2011, the U.S. dollar exchange rate used by us was Ch$519.08 per US$1.00.

The following table sets forth for each of the last five years and through April 25, 2012, the annual low, high, average and year-end Observed Exchange Rates for dollars as reported by the Central Bank.  No representation is made that the Chilean peso or the dollar amounts referred to herein actually represent, could have been or could be converted into dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all.

	Observed Exchange Rates (Ch$ per US$)(1)
Year	Low(2)	High(2)	Average(3)	Period-end(4)

2007	493.14	548.67	522.69	495.82
2008	431.22	676.75	521.79	629.11
2009	491.09	643.87	559.67	506.43
2010	468.37	549.17	510.38	468.37
2011	455.91	533.74	483.36	521.46
Month
October 2011	492.04	533.74	511.74	492.04
November 2011	490.29	526.83	508.44	524.25
December 2011	508.67	522.62	517.17	521.46
January 2012 .	485.35	519.20	501.34	488.99
February 2012	475.29	488.75	481.49	477.41
March 2012	476.27	491.57	485.40	489.76
April 2012(5)	482.17	489.64	486.19	489.64

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)
The average of monthly average rates during the year-long periods and the daily average for the monthly periods.  The yearly or monthly average rate is calculated as the average of the exchange rates on the last day of each month during the period.

(4)	As reported by the Central Bank the first business day following the last day of the period.
(5)	Through April 25, 2012.
Source: Central Bank.

The following table sets forth the annual low, high, average and period-end exchange rate for U.S. dollars for the periods under our policy to calculate our own exchange rate:

	Bank’s Exchange Rate Ch$ per US$1
	Low(2)	High(2)	Average(3)	Period End

2007	493.07	548.09	522.57	497.87
2008	431.40	680.15	522.50	637.44
2009	490.77	640.60	559.16	507.52
2010	467.78	547.94	510.18	467.78
2011	455.87	535.03	483.49	519.08
October 2011	491.04	535.03	509.69	491.04
November 2011	494.60	525.64	509.56	515.23
December 2011	509.59	523.06	517.71	519.08
January 2012	485.56	518.65	500.22	490.40
February 2012	475.70	487.13	481.07	477.72
March 2012	481.32	492.04	486.05	488.93
April 2012(4)	481.97	484.45	483.34	484.45

(1)	Nominal figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of the exchange rates on the last day of each month during the period.

(4)	Through April 25, 2012.

Exchange Controls Considerations

Investments made in our common shares and our ADRs are subject to the following requirements:

·
any foreign investor acquiring shares to be deposited into an ADR facility who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;

·	the entity of the Formal Exchange Market through which the funds are brought into Chile must report such investment to the Central Bank;

·
all remittances of funds from Chile to the foreign investor upon the sale of shares underlying ADSs or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; and

·	all remittances of funds made to the foreign investor must be reported to the Central Bank.

When funds are brought into Chile for a purpose other than to acquire shares to convert them into ADSs and subsequently are used to acquire shares to be deposited into the ADR facility, such investment must be reported to the Central Bank by the custodian within ten days following the end of each month within which the custodian is obligated to deliver periodic reports to the Central Bank.

All payments in foreign currency in connection with ADSs made from Chile through the Formal Exchange Market must be reported to the Central Bank by the entity participating in the transaction.  In the event there are payments made outside of Chile, the foreign investor must provide the relevant information to the Central Bank directly or through an entity of the Formal Exchange Market within the first ten calendar days of the month following the date on which the payment was made.

We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted in U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all.  We cannot assure you that additional Chilean restrictions applicable to the holders of the ADSs, the disposition of shares underlying ADSs or the conversion or repatriation of the proceeds from such disposition will not be imposed in the future, nor can we assess the duration or impact of such restriction if imposed.

This summary does not purport to be complete and is qualified by reference to Chapter XIV of the Central Bank Foreign Exchange Regulations, a copy of which is available in the original Spanish version at the Central Bank’s website at www.bcentral.cl.

A.           SELECTED FINANCIAL DATA

The following tables present our selected financial data as of the dates and for the periods indicated.  You should read the following information together with our audited consolidated financial statements, including the notes thereto, included in this Annual Report and the information set forth in “Item 5. Operating and Financial Review and Prospects”.

The selected consolidated balance sheet data as of December 31, 2008, 2009, 2010 and 2011 and the selected consolidated income statement data for each of the four years in the period ended December 31, 2011 appearing herein have been derived from the audited consolidated financial statements for the year ended December 31, 2011 appearing elsewhere in this Annual Report, which have been audited by Deloitte & Touche Sociedad de Auditores y Consultores Ltda., or Deloitte.

We have prepared our consolidated annual financial statements as of and for the year ended December 31, 2011 in accordance with IFRS as issued by the IASB.  The selected consolidated financial information included herein as of and for the year ended December 31, 2011, together with the selected consolidated financial information for the years ended December 31, 2008, 2009 and 2010, is derived from, and presented on the same basis as, our consolidated financial statements and should be read together with the consolidated financial statements.  Since our consolidated financial statements, including the selected consolidated information included herein, have been prepared using IFRS as issued by the IASB, they are not comparable with the audited consolidated financial statements included in the annual reports filed on Form 20-F for the years ended December 31, 2008 and prior thereto.  Readers should exercise caution in determining trends based on prior annual reports.  See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates”.

	For the fiscal years ended December 31,
	2008	2009	2010	2011	2011 (1)
	(in millions of Ch$, in millions of US$)
	Ch$	Ch$	Ch$	Ch$	US$
CONSOLIDATED INCOME STATEMENT DATA
Interest income	560,893	314,115	387,639	528,622	1,018.4
Interest expense	(346,717)	(120,727)	(163,229)	(335,622)	(646.6)
Net interest income	214,176	193,388	224,410	193,000	371.8
Provisions for loan losses	(54,983)	(71,271)	(52,351)	(40,754)	(78.5)
Net service fee income	42,052	43,261	58,221	60,362	116.3
Trading and investment foreign exchange gains and other operating income	19,930	59,285	44,033	80,469	155.0
Income attributable to investment in other companies	262	445	296	250	482
Total operating expenses	(123,451)	(122,667)	(132,683)	(152,706)	294.2
Income before income taxes	97,986	102,441	141,926	140,621	270.9
Income tax expense	(9,304)	(16,249)	(20,353)	(23,303)	(44.9)
Net income for the year	88,682	86,192	121,573	117,318	226.0
Diluted income per share	0.39	0.39	0.54	0.50	0.001
Net income per common share (2)(4)	0.39	0.39	0.54	0.50	0.001
Dividends per common share (3)(12)	0.39	0.39	0.54	0.50	0.001
Dividends per ADS (3) (4)	601	583	804	703	1.4
Shares of common stock outstanding (in thousands)	221,236,558.3	221,854,744.5	226,909,290.6	250,358,194.2

	As of December 31,
	2008	2009	2010	2011	2011(1)
	(in millions of Ch$, in millions of US$)
	Ch$	Ch$	Ch$	Ch$	US$
CONSOLIDATED BALANCE SHEET DATA

Cash and deposits in banks	81,326	110,331	202,339	265,747	512.0
Items in course of collection	117,703	95,796	79,680	96,230	185.4
Trading portfolio financial assets	85,105	76,156	197,580	166,039	319.9
Investments under agreements to resell	50,514	51,970	75,676	23,251	44.8
Derivative financial instruments	209,482	126,140	204,067	248,982	479.7
Loans and receivables from banks	37,671	86,220	63,998	304,098	585.8
Loans and receivables from customers, net	4,881,013	4,912,392	5,364,980	6,711,945	12,930.5
Financial investments available-for-sale	576,478	737,162	746,248	843,250	1,624.5
Investments held-to-maturity	-	-	-	21,962	42.3
Investments in other companies	3,699	3,583	3,583	3,583	6.9
Intangible assets	12,252	13,630	13,096	12,239	23.6
Property, plant and equipment, net	51,231	55,212	53,430	57,225	110.2
Current income tax provision	6,488	–	–	6,278	12.1
Deferred income taxes	12,795	19,060	21,956	25,080	48.3
Other assets	80,176	92,307	104,207	102,775	198.0
TOTAL ASSETS	6,205,933	6,379,959	7,130,840	8,888,684	17,123.9

	As of December 31,
	2008	2009	2010	2011	2011(1)
	(in millions of Ch$, in millions of US$)
	Ch$	Ch$	Ch$	Ch$	US$

Current accounts and demand deposits	357,902	496,270	612,064	682,720	1,315.3
Items in course of collection	86,176	64,854	41,525	36,948	71.2
Investments under agreements to repurchase	351,471	465,513	189,350	130,549	251.5
Time deposits and saving accounts	3,350,742	3,316,045	3,700,454	4,824,378	9,294.1
Derivative financial instruments	195,608	114,703	175,261	166,872	321.5
Borrowings from financial institutions	492,606	362,403	503,692	663,626	1,278.5
Debt issued	765,172	935,219	1,215,435	1,522,773	2,933.6
Other financial obligations	47,394	26,853	23,660	20,053	38.6
Current income tax provision	–	7,831	7,168	–	–
Deferred income taxes	10,606	15,644	21,244	25,352	48.8
Provisions	32,427	49,804	67,732	42,030	81.0
Other liabilities	18,552	17,471	20,998	30,981	59.7
TOTAL LIABILITIES	5,708,656	5,872,610	6,578,583	8,146,282	15,693.7
Shareholders´ equity	497,277	507,349	552,257	742,402	1,430.2
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,205,933	6,379,959	7,130,840	8,888,684	17,123.9

	As of and for fiscal years ended December 31,
	2008	2009	2010	2011

CONSOLIDATED RATIOS

Profitability and performance
Net interest margin(5)	4.6%	3.6%	3.6%	2.7%
Return on average total assets(6)	1.6%	1.4%	1.8%	1.5%
Return on average shareholders’ equity(7)	19.0%	18.4%	23.9%	19.6%
Efficiency ratio (consolidated)(8)	44.7%	41.5%	41.0%	45.7%
Dividend payout ratio(9)	100.0%	100.0%	100.0%	100.0%
Capital
Average shareholders’ equity as a percentage of average total assets	8.6%	7.7%	7.5%	7.5%
Total liabilities as a percentage of shareholders’ equity	8.7%	8.6%	8.4%	9.1%
Asset quality
Allowances for loan losses as a percentage of overdue loans(10)	163.3%	598.0%	165.8%	153.8%
Overdue loans as a percentage of total loans(10)	0.9%	0.3%	1.2%	1.0%
Allowances for loan losses as a percentage of total loans	1.5%	1.9%	1.9%	1.5%
Past due loans as a percentage of total loans(11)	0.8%	0.8%	0.9%	0.7%

OTHER DATA
Foreign exchange rate (Ch$/US$)	28%	(19.5)%	(7.8)%	11.0%
Number of employees	3,022	3,127	3,422	3,461
Number of branches and offices	109	112	113	116

(1)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2011 have been translated from Chilean pesos at our exchange rate of Ch$519.08 per US$1.00 as of December 31, 2011.

(2)	Net income per common share has been calculated on the basis of the weighted average number of shares outstanding for the period.

(3)	Represents dividends paid in respect of net income earned in the prior fiscal year.

(4)
As of December 31, 2008, 2009 and 2010, one ADS equaled 5,000 common shares.  As of December 31, 2011, one ADS equaled 1,500 common shares.  On February 23, 2011, CorpBanca changed the ratio of the ADSs from 5,000 common shares to one ADS to 1,500 common shares to one ADS.  The dividends per ADS calculation has been made utilizing the ratio of 1,500 common shares to one ADS for the years ended December 31, 2008, 2009, 2010 and 2011 for comparative purposes only.

(5)	Net interest margin is defined as net interest income divided by average interest-earning assets.

(6)	Return on average total assets is defined as net income divided by average total assets.

(7)	Return on average shareholders’ equity is defined as net income divided by average shareholders’ equity.

(8)	Operating expenses as a percentage of operating income. Operating income is the aggregate of net interest income, fees and income from service (net) and other operating income (net).

(9)	Represents dividends divided by net income.

(10)	Overdue loans consist of all non-current loans.

(11)	Past due loans include, with respect to any loan, the amount of all installments that are 90 days or more overdue.

(12)	Dividends per common share as of December 31, 2008, 2009, 2010 and 2011 were US$751.33, US$751.33, US$1,040.30 and US$963.24, respectively.

B.           CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.           REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.           RISK FACTORS

RISKS ASSOCIATED WITH OUR BUSINESS

The growth and composition of our loan portfolio may expose us to increased loan losses.

From January 1, 2009 to December 31, 2011, the compounded annual growth rate of our aggregate gross loan portfolio was 11.3%.  Our business strategy is to grow profitably while increasing the size of our loan portfolio.

Our loan portfolio has two segments with the highest levels of risk: consumer loans and loans to small- to medium-sized companies (SME). As of December 31, 2011, the risk index (total allowances divided by total loans) of such segments was approximately 5.4% and 2.1%, respectively, while other segments of our loan portfolio such as mortgage loans or large corporation loans have a lower risk index of less than 1.0%.

Our consumer loans have been decreasing since 2009 in terms of both aggregate amount, and as a percentage of our total loan portfolio, of which as of December 31, 2011, represented 6.21% of our total loan portfolio.  Although we have increased the collateral we hold in special purpose vehicles to further develop our consumer loan portfolio, the characteristics of our consumer loan portfolio that make it susceptible to loan losses are the absence of collateral and the risk of unemployment of our consumer borrowers. Our SME loans increased 23.7% in 2011 when compared to 2010, but SME loans as a percentage of our total loans portfolio remained at 3.0%. The characteristics of our SME loan portfolio that makes it susceptible to loan losses are the risk of failure of a debtor’s business and any limits in collateral and guarantees from principals, subsidiaries, affiliates and related parties.

The growth of our loan portfolio (particularly in the lower-middle to middle income consumer and small and medium-sized corporate business segments) may expose us to a higher level of loan losses and require us to establish proportionately higher levels of provisions for loan losses, which offset the increased income that we can expect to receive as our loan portfolio grows.  We believe our allowance for loan losses is adequate as of the date hereof to cover all known losses in our loan portfolio.

Our loan portfolio may not continue to grow at the same or similar rate.

Past performance of our loan portfolio may not be indicative of future performance.  There can be no assurance that in the future our loan portfolio will continue to grow at the same or similar rates as the growth rate that we historically experienced.  A reversal of the rate of growth of the Chilean economy, a slowdown in the growth of customer demand, an increase in market competition or changes in governmental regulations, could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. Economic turmoil could also materially and adversely affect the liquidity, businesses and financial condition of our customers, including a general decline in consumer spending and a rise in unemployment, which in turn could lead to decreased demand for borrowings in general.

We are vulnerable to the current disruptions and volatility in the global financial markets.

In the past few years, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility and general widening of spreads. Global economic conditions deteriorated significantly in the second half of 2008, and many countries, including the United States, in past years have been operating in a recessionary period. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, have also been experiencing significant difficulties. In recent years, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).

In Chile, the global economic recession in 2008 and 2009 caused an increase in unemployment, a decrease in consumer spending, a decrease in real estate prices and a general decline in economic activity. Nevertheless, Chile’s GDP grew 5.2% in 2010, 6.0% in 2011 and is expected to grow between 4.0% and 5.0% in 2012, accompanied by a high demand for labor and asset price increases.

However, a possible intensification of the economic and sovereign debt crisis in some industrialized economies, particularly in Europe, and the continued or worsening disruption and volatility in the global financial markets could have a negative impact on the performance of the Chilean economy and a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers. Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our interest margins.

Increased competition and industry consolidation may adversely affect the results of our operations.

The Chilean market for financial services is highly competitive. We compete with other Chilean private sector domestic and foreign banks, Banco del Estado de Chile (“BancoEstado”), a state owned bank, credit unions and public social security funds (cajas de compensación) that offer consumer and other loans to a large portion of the Chilean population.  The lower-middle to middle income segments of the Chilean population and the small and medium-sized corporate segments have become the target markets of several banks, and competition in these segments is likely to increase.  As a result, net interest margins in these segments have declined.  Although we believe that demand for financial products and services from the lower-middle to middle income consumer market segments and for small and medium-sized companies will continue to grow during the remainder of the decade, our net interest margins may not be maintained at their current levels.

We also face competition from non-bank and non-finance competitors with respect to some of our credit products, such as credit cards, consumer loans, insurance brokerage, department stores, large supermarket chains and other financial intermediaries who are able to provide large companies with access to the capital markets as an alternative to bank loans and sell other financial products.  Non-bank competition from large department stores has become increasingly significant in the consumer lending sector as many leading department store owners and operators began offering consumer credit either alone or in conjunction with various financial institutions.  Since 1998, three new private sector banks affiliated with Chile’s largest department stores have initiated operations mainly as consumer and medium-sized corporate niche banks.  In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to loans and credit products, and from mutual funds, pension funds and insurance companies, with respect to savings products and mortgage loans.  Banks continue to be the main suppliers of leasing, factoring and mutual funds in Chile, and the insurance sales business has seen rapid growth.  Nevertheless, non-banking competition, especially department stores, may be able to engage in some types of advertising and promotion in which, by virtue of Chilean banking rules and regulations, we are prohibited from engaging.

The increase in competition within the Chilean banking industry in recent years has led to consolidation in the industry. Further consolidation in the industry, which can result in the creation of larger and stronger competitors, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate. An increase in the prevalence of this method of financing could reduce our market share for corporate financing and adversely affect our results of operations.

Insurance companies as well as mutual associations (Administradoras de Mutuos Hipotecarios) are allowed to participate and compete with banks in the residential mortgage and credit card businesses, further increasing competition in our industry. Furthermore, under the General Banking Law representative offices of non-Chilean banks are now allowed to promote the credit products and services of their headquarters and banks, insurance companies, retailers and other financial institutions are required to inform their customers of the all-in costs of the financial services on standardized terms allowing their customers to compare the cost of the products offered by them, all of which have increased, and may further increase, competition in our industry and, thus, have an adverse effect on our results of operation and financial condition.

Our allowances for loan losses may not be adequate to cover the future actual losses to our loan portfolio.

As of December 31, 2011, our allowance for loan losses was Ch$102,500.0 million (excluding allowances and impairment for interbank loans), and the ratio of our allowance for loan losses to total loans was 1.5%. The amount of allowances is based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment.  As the recent global financial crisis has demonstrated, many of these factors are beyond our control.  In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses require recalibration, which can lead to increased provision expense.  We believe our allowance for loan losses is adequate as of the date hereof for all known losses.  If our assessment of and expectations concerning the above mentioned factors differ from actual developments, or if the quality of our loan portfolio deteriorates or the future actual losses exceed our estimates, our allowance for loan losses may not be adequate to cover actual losses and we may need to make additional allowances for loan losses, which may materially and adversely affect our results of operations and financial condition.

Our exposure to individuals and small and medium-sized businesses could lead to higher levels of past due loans and subsequent loan losses.

The quality of our portfolio of loans to individuals and small and medium-sized companies is dependent to a significant extent on prevailing economic conditions in Chile. Small and medium-sized companies and lower-middle to middle income individuals are more likely to be more severely affected by adverse developments in the Chilean economy than large corporations and higher income individuals. As a result, lending to small and medium-sized companies and lower-middle to middle income individuals represents a relatively higher degree of risk than lending to other market segments.

A substantial number of our customers consist of individuals and small and medium-sized companies (those with annual sales between Ch$600.0 million and Ch$5,999.0 million).  As part of our business strategy, we seek to increase lending and other services to small and medium-sized companies and lower-income individuals.  Our business results relating to our lower-income individual and small and medium-sized company customers are, however, more likely to be adversely affected by downturns in the Chilean economy, including increases in unemployment, than our business from large corporations and high-income individuals.  For example, unemployment directly affects the capacity of individuals to obtain and repay consumer loans.  Consequently, this could materially and adversely affect the liquidity, business and financial condition of our customers, which may in turn cause us to experience higher levels of past due loans, which could result in higher allowances for loan losses.  This may materially affect our asset quality, results of operations and financial conditions.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

As of December 31, 2011, our past due loans were Ch$46,379.0 million, which resulted in a past due loans to total loans ratio of 0.7% and our non-performing loans were Ch$107,978.0 million, which resulted in a non-performing to total loans ratio of 1.6%.  We seek to continue to improve our credit risk management policies and procedures.  However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency.  Failure of credit risk management policies may result in an increase in the level of non-performing loans and adversely affect the quality of our loan portfolio.  In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control, such as the macroeconomic factors affecting Chile’s economy.  If such deterioration were to occur, it could materially adversely affect our financial conditions and results of operations.

The value of any collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

From time to time, we require our borrowers to collateralize their loans with guarantees, pledges of particular assets or other security.  The value of any collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Chile’s economy.  The real estate market is particularly vulnerable to a negative economic climate and this may affect us as real estate represents a significant portion of the collateral securing our residential mortgages loan portfolio.  We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral.  If this were to occur, we may need to make additional allowances to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

Additionally, there are certain provisions under Chilean law No. 19,335 of 1994 that may affect the procedures for foreclosing on or liquidating residential mortgages if the residence in question has been declared as “family property” by a court because it is inhabited by the family of the mortgagor.  If any party occupying the real estate files a petition with the court requesting that such real estate be declared family property, we may be delayed from foreclosing on such property.

The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile.

In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the SBIF, Dicom (a Chilean nationwide credit data base) and other sources. Due to limitations in the availability of information and the developing information infrastructure in Chile, our assessment of the credit risks associated with a particular customer may not be based on complete, accurate or reliable information.  In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly.  Without complete, accurate and reliable information, we have to rely on other publicly available resources, which may not be complete or accurate. As a result, asset quality may be materially adversely affected by such developments.

Our results of operations are affected by interest rate volatility.

Our results of operations depend to a great extent on our net interest income.  In 2009, 2010 and 2011, our ratio of net interest income to total operating income was 65.3%, 68.7% and 57.8% respectively.  Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities leading to a reduction in our net interest income.  Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors.  Yields on the Chilean government’s 90-day benchmark rate began to rise in the latter part of 2005 and through 2006, 2007, 2008, 2009, 2010 and 2011 reaching a high of 5.3% and a low of 4.5% in 2006, a high of 6.2% and a low of 4.6% in 2007, a high of 8.4% and a low of 6.5% in 2008, a high of 6.7% and a low of 0.5% in 2009, a high of 3.4% and a low of 0.5% in 2010 and a high of 5.6% and a low of 3.6% in 2011. During 2008, we began to increase our investments in available-for-sale instruments as our current strategy is to build a profitable medium-term portfolio.  As of December 31, 2009, 2010 and 2011, we had Ch$737,162.0 million, Ch$746,248.0 million and Ch$843,250.0 million, respectively, in financial investments available-for-sale.  In the current global economic climate, there is a greater degree of uncertainty and unpredictability in the policy decisions and the setting of interest rates by the Central Bank and, as a result, any volatility in interest rates could adversely affect our business, our future financial performance and the market value of our securities.

Since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and a material adverse effect on our revenues.

Deposits and other term deposits are our primary sources of funding, which represent 59.6% of our liabilities as of December 31, 2011.  If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected.  We cannot assure you that in the event of a sudden or unexpected shortage of funds, any money markets in which we operate will be able to maintain levels of funding without incurring higher funding costs or the liquidation of certain assets.  If this were to happen, our results of operations and financial condition may be materially and adversely affected.

The legal restrictions on the exposure of Chilean pension funds may adversely affect our access to funding.

Chilean regulations impose restrictions on the share of assets that a Chilean pension fund management company (Administradora de Fondos de Pensiones, an “AFP”) may allocate: (a) per fund (considering all sub-funds within an AFP (A, B, C, D or E)), to deposits in checking accounts and term deposit accounts and in debt securities issued by a single banking institution (or guaranteed by such bank), investments not exceeding the value of a multiple set forth by the Central Bank of Chile considering such bank’s equity (patrimonio) which shall fluctuate between 0.5 and 1.5 in accordance with article 47 of the D.L. 3,500; (b) per type of sub-fund, to shares of a single banking institution (or guaranteed by such bank), investments not exceeding 11.0% of the value of the relevant sub-fund; and (c) per fund (considering all sub-funds), to a single banking institution, investments not exceeding 2.5% of the value of such banking institution subscribed shares with a maximum limit equal to 5.0% of the value of such AFP multiplied by the concentration factor applicable to the banking institution as set forth in number III.7.1 of the Investment Regime of the Chilean Pension Funds issued by the Superintendency of Pensions, at a current level of 0.2 for CorpBanca’s shareholder current structure. Additionally, each fund managed by an AFP is permitted to make deposits with a bank for an amount not to exceed the equivalent of such bank’s equity. If the exposure of a pension fund managed by an AFP to a single bank exceeds such limit for investments in securities, the AFP for such pension fund is required to reduce the fund’s exposure below the limit within three years.

As of December 31, 2011, the aggregate exposure of AFPs to us was approximately Ch$ 1,424,317.33 million (US$ 2,731.40 million) or 2.0% of their total assets.  If the exposure of any AFP to us exceeds the regulatory limit, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

Pension funds must also comply with other investment limits.  In 2007, new regulations governing the Chilean Capital Markets were approved (Reformas al Mercado de Capitales II (also known as MK2)) relaxing the limits on making investments abroad in order to permit pension funds to further diversify their investment portfolios.  As of December 31, 2011, the limit on making investments abroad was 80.0%.  As a result, pension funds may change the composition of their portfolios, including reducing their deposits with local banks.  As of December 31, 2011, 17.0% of our time deposits were from AFPs.  In the case of banks, each fund managed by an AFP is permitted to make deposits with such bank for an amount not to exceed the equivalent of such bank’s equity.  Although the legislation referred to above is intended to promote a gradual relaxation of the investment limits, and we may be able to substitute the reduced institutional funds with retail deposits, there can be no assurance that this occurrence will not have a materially adverse impact on our business, financial condition and results of operations.

We may be unable to meet requirements relating to capital adequacy.

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8.0% of risk-weighted assets, net of required loan loss allowance and deductions, and basic capital of at least 3.0% of total assets, net of required loan loss allowances.  In order to maintain a high solvency classification from the SBIF, we need to have regulatory capital over 10.0% of risk-weighted assets, and our intention is to have the highest classification from the SBIF.  As of December 31, 2011, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 14.64%.  Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

·	the increase of risk-weighted assets as a result of the expansion of our business,

·	the failure to increase our capital correspondingly,

·	losses resulting from a deterioration in our asset quality,

·	declines in the value of our available-for-sale investment portfolio,

·	goodwill and minority interest;

·	changes in accounting rules, and

·	changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in Chile.

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

In 2009, the SBIF postponed the application of the third pillar of Basel II in Chile until 2012, which includes the implementation of capital limits with market risk and operational risk-weighted assets. These changes must be approved by Congress as it involves a modification to the General Banking Law. We are not aware of current legislative action on such matter.

A downgrade of CorpBanca’s  counterparty credit rating by international or domestic credit rating agencies may also affect our debt credit rating for domestic and international debt, our business, our future financial performance, stockholders’ equity and the value of our securities.

In connection with the announcement of our proposed acquisition of Banco Santander Colombia, Standard&Poors (S&P) placed CorpBanca’s long term debt on CreditWatch with negative implications.  Any adverse revision to CorpBanca’s credit ratings for domestic and international debt by international and domestic rating agencies may adversely affect our debt ratings, and, as a result, our cost of funding, including interest rates paid on our deposits and securities.  If this were to happen, it could have a material adverse effect on our business, future financial performance, stockholders’ equity and the value of our securities.

Our business is highly dependent on proper functioning and improvement of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner.  The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively.  We have backup data for our key data processing systems that could be used in the event of a catastrophe or a failure of our primary systems, and have established alternative communication networks where available.  However, we cannot assure you that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks.  Such failures could be caused by, among other things, software bugs, computer virus attacks or conversion errors due to system upgrading.  In addition, any security breach caused by unauthorized access to information or systems, intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost effective basis.  Any substantial failure to improve or upgrade information technology systems effectively or on a timely basis could materially and adversely affect us.

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

We are subject to regulation by the SBIF. In addition, we are subject to regulation by the Central Bank with regard to certain matters, including reserve requirements, interest rates, foreign exchange mismatches and market risks. During the Chilean financial crisis of 1982 and 1983, the Central Bank and the SBIF strictly controlled the funding, lending and general business matters of the banking industry in Chile.

Pursuant to the General Banking Law, all Chilean banks may, subject to the approval of the SBIF, engage in certain businesses in addition to commercial banking depending on the risk associated with such business and their financial strength. Such additional businesses include securities brokerage, mutual fund management, securitization, insurance brokerage, leasing, factoring, financial advisory, custody and transportation of securities, loan collection and financial services. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us. The General Banking Law also applies to the Chilean financial system, which is a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices and limits the discretion of the SBIF to deny new banking licenses.

If enacted, new regulations could require us to inject further capital into our business as well as in businesses we acquire, restrict the type or volume of transactions we enter into, or set limits on or require the change of rates or fees that we charge on certain loans or other products, any of which could lower the return on our investments, assets and equity. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities.

Historically, Chilean banks have not paid interest on amounts deposited in checking accounts. However, since June 1, 2002, the Central Bank has allowed banks to pay interest on checking accounts. Currently, there are no applicable restrictions on the interest that may be paid on checking accounts. We have begun to pay interest on some checking accounts under certain conditions. If competition or other factors lead us to pay higher interest rates on checking accounts, to relax the conditions under which we pay interest or to increase the number of checking accounts on which we pay interest, any such change could have a material adverse effect on our financial condition or results of operations.

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

In December 2010, the Basel Committee on Banking Supervision, issued a set of details of global regulatory standards on bank capital adequacy and liquidity, known as “Basel III,” agreed by the Governors and Heads of Supervision. Basel III was further revised in June 2011. Among other things, Basel III includes the definition of capital, the treatment of counterparty risk, the leverage index and a global standard of liquidity.

Implementation of Basel III would require legislative action, in particular regarding minimum capital and ratios between assets and shareholders’ equity of banks. While the short- and long-term effects of the implementation of Basel III are still uncertain, it can be expected that such implementation may impose stricter requirements on minimum capital to banking institutions, as well as additional reserve requirements that would be used by banks to absorb losses arising from economic and financial stress periods. We cannot predict how Basel III will be implemented by Chilean laws and regulations and if such implementation will have a material adverse effect on our financial condition or results of operations. However, further capital requirements as a result of implementation of Basel III or future economic conditions may affect our capital basis and lead us to adopt conservative measures for our capital or increase our capital, which would result in reduced profits or financial ratios.

Currently, there are discussions among the SBIF, Servicio Nacional del Consumidor (Chile’s Consumer Protection Agency) or SERNAC, and the Minister of Finance regarding a proposal to place limitations on banks’ ability to sell products in packages combining multiple products. Any such limitation could have a material adverse effect on our financial condition or results of operations.

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

Failure to protect personal information could adversely affect us.

We manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures could subject us to legal actions and administrative sanctions as well as damages, which, as a result, could have a material adverse effect on our business or financial condition.

Our loan and investment portfolios are subject to risk of prepayment, which may result in reinvestment of assets on less profitable terms.

Our loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. For mortgage loans, our borrowers may prepay their mortgage loans at any time without incurring any prepayment penalty or fee. Generally, in a declining interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and adversely affects our operating results. We would also be required to amortize net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has an adverse impact on our loan portfolios, since prepayments could shorten their weighted average life, which may result in a mismatch in funding or reinvestment at lower yields.

Exposure to government debt could have an adverse effect on us.

Like many other major Chilean banks, we invest in debt securities issued by the Chilean government that, for the most part, are short-term and highly liquid instruments.  As of December 31, 2011, 4.3% of our total assets comprised of securities issued by the Chilean government.  If the Chilean government defaults on the timely payment of such securities, our business, financial condition and results of operations may be adversely affected.

Mismatches of exchange rate and maturity between our loan portfolio and our sources of funds could materially adversely affect us and our capacity to expand our loan business.

We are exposed to maturity mismatches between our loans and sources of funding.  The majority of our loan portfolio consists of fixed interest rate loans, and the yield from our loans depends on our ability to balance our cost of funding with the interest rates we charge to our borrowers.  An increase in market interest rates in Chile could increase our cost of funding, especially the cost of time deposits, and could reduce the spread we earn on our loans, materially adversely affecting us.

Any mismatch between the maturity of our loan portfolio and our sources of funding would magnify the effect of any imbalance in interest rates, also representing a liquidity risk if we fail to obtain funding on an ongoing basis.  In addition, since part of our funding comes from securities denominated in U.S. dollars or other foreign currencies that we issue abroad, any devaluation of the Chilean peso against the U.S. dollar or such other foreign currencies would increase the cost of funding in relation to these securities.  An increase in our total cost of funds for any of these reasons could result in an increase in the interest rates on our loans, which could, as a result, affect our ability to attract new customers and expand our loan business.

Our risk management system may not be sufficient to avoid losses that could have a material adverse effect on us.

In addition to granting loans, part of our financial portfolio consists of trading transactions by our treasury division.  Accordingly, changes in interest rates, securities prices, currency exchange rates and other indices may adversely affect our results of operations.  Our financial success depends on, among other factors, our ability to accurately balance the risks we take and the returns we gain from our transactions.  While we focus on the identification, analysis, management and control of our risks, both in favorable and adverse market conditions, there can be no assurance that our risk management efforts will prevent us from experiencing material losses.  In particular, we may experience losses that could have a material adverse effect on us if:

·	we are not capable of identifying all of the risks that may affect our portfolio;
·	our risk analysis or our measures taken in response to such risks are inadequate or inaccurate;
·	the markets move in an unexpected and adverse way with respect to speed, direction, strength or other aspects and our ability to manage risks in such a scenario is restricted;
·	our clients are affected by unforeseen events resulting in their default or losses in an amount higher than those considered in our risk analyses; and
·	collateral pledged in our favor is insufficient to cover our clients’ obligations to us if they default.

We are subject to market and operational risks associated with derivative transactions.

We enter into derivative transactions primarily for hedging purposes and, on a limited basis, on behalf of customers.  These transactions are subject to market and operational risks, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of a counterparty to perform its obligations to us).

Market practices and documentation for derivative transactions in Chile may differ from those in other countries.  For example, documentation may not incorporate terms and conditions of derivatives transactions as commonly understood in other countries.  In addition, the execution and performance of these transactions depends on our ability to develop adequate control and administration systems and to hire and retain qualified personnel.  Moreover, our ability to monitor and analyze these transactions depends on our information technology systems.  These factors may further increase risks associated with derivative transactions and, if they are not adequately controlled, this could materially and adversely affect our results of operations and financial condition.

We are subject to counterparty risk in our banking business.

We are exposed to counterparty risks in addition to credit risks associated with lending activities.  Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us, or executing securities, futures, currency or commodity trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.  If these risks give rise to losses, this could materially and adversely affect our results of operations and financial condition.

Our level of insurance might not be sufficient to fully cover all liabilities that may arise in the course of our business and insurance coverage might not be available in the future.

We maintain insurance for losses resulting from fire, explosions, floods and electrical shorts and outages at our various buildings and facilities.  We also have civil liability insurance covering material and physical losses and damages that may be suffered by third parties.  We cannot assure you that our level of insurance is sufficient to fully cover all liabilities that may arise in the course of our business or that insurance will continue to be available in the future.  In addition, we may not be able to obtain insurance on comparable terms in the future.  Our business and results of operations may be adversely affected if we incur liabilities that are not fully covered by our insurance policies.

The loss of senior management, or our inability to attract and maintain additional personnel, could have a material adverse effect on us.

Our ability to maintain our competitive position and implement our growth strategy depends on our senior management.  We cannot assure you that we will be successful in attracting and retaining qualified personnel to be part of our management team.  The loss of some of the members of our senior management or our inability to retain and attract additional personnel could have a material adverse effect on us.

RISKS RELATING TO CHILE

The occurrence of natural disasters in the regions where we operate could impair our ability to conduct business effectively and could impact our results of operations.

We are exposed to the risk of natural disasters such as the earthquake in 2010 as well as tsunamis and volcanic eruptions in the regions where we operate.  In the event of a natural disaster, unanticipated problems with our disaster recovery systems could have a material adverse impact on our ability to conduct business in the affected region, particularly if those problems affect our computer-based data processing, transmission, storage and retrieval systems and destroy valuable data.  In addition, if a significant number of our local employees and managers were unavailable in the event of a disaster, our ability to effectively conduct business could be severely compromised.  A natural disaster, such as the earthquake and tsunami in 2010, could damage some of our branches and ATMs, forcing us to close damaged facilities or locations, increased recovery costs as well as cause economic harm to our clients.  A natural disaster or multiple catastrophic events could have a material adverse effect on local businesses in the affected region and could result in substantial volatility or adverse harm in our business, financial condition and results of operations for any fiscal quarter or year.

Our growth and profitability depend on the level of economic activity in Chile and other emerging markets.

A substantial portion of our loans are to borrowers doing business in Chile. Accordingly, the recoverability of these loans in particular, our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile.  The Chilean economy has been influenced, to varying degrees, by economic conditions in other emerging market countries.  Changes in Chilean economic growth in the future or future developments in or affecting the Chilean economy, including consequences of economic difficulties in emerging and developed markets, including some of our neighbor countries, or a deceleration in the economic growth of Asian or other developed nations to which Chile exports a majority of its goods, could materially and adversely affect our business, financial condition or results of operations.

According to data published by the Central Bank, the Chilean economy fell by 1.7%, grew by 5.2% and grew by 6.0% in 2009, 2010 and 2011, respectively.  Historically, lower economic growth has adversely affected the overall asset quality of the Chilean banking system and our loan portfolio.  Below is a detailed account of the risk index of the banks in the Chilean financial system according to information published by the SBIF:

Year	Risk Index(1)

December 31, 2009	2.4%
December 31, 2010	2.5%
December 31, 2011	2.4%

(1)	Source: The SBIF monthly consolidated financial information.

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

Although economic conditions are different in each country, investors’ reactions to developments in one country may affect the securities of issuers in other countries, including Chile.  Starting in September 2008, the economic and financial crisis in the United States and Europe sparked a series of financial institution failures throughout the globe.  This resulted in a liquidity crisis and a reduction in growth of the global economy as financial institutions tightened risk policies and reduced lending to banks, corporations and individuals.  Consequently, Chile was affected by a strong decrease in growth during the fourth quarter of 2008 and in 2009 as its trading partners entered into recession affecting local corporate sales, employment levels, plans for investment and the price of exports.  In 2010, the Chilean economy recovered with high levels of growth, low unemployment, low inflation and low interest rates that contributed to the positive trends of the banking industry during 2010.  In 2011, the Chilean economy continued strengthening with higher levels of growth and lower unemployment, although there was an increase in inflation and interest rates.  Nonetheless, a global financial crisis could affect the Chilean economy and have a material adverse effect on our financial condition, results of operations and the market value of our securities.

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

The market value of securities issued by Chilean companies, including banks, is to varying degrees influenced by economic and market considerations in other countries.  We cannot assure you that future developments in or affecting the Chilean economy, including consequences of economic difficulties in other markets, will not materially and adversely affect our business, financial condition or results of operations.

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

Historically, one of our principal sources of funds has been time deposits.  Time deposits represented 56.3%, 56.1% and 59.0% of our total liabilities as of December 31, 2009, 2010 and 2011, respectively.  Large-denominations in time deposits from institutional investors may, under some circumstances, be a less stable source of funding than savings and bonds, such as during periods of significant changes in market interest rates for these types of deposit products and any resulting increased competition for such funds.  Limitations on liquidity triggered by the world economic crisis starting in 2008 has impacted global markets and affected sources of funding, including time deposits.  As of December 31, 2011, our investment portfolio did not contain instruments (i) backed by, or otherwise related to, U.S. subprime mortgages, or (ii) with exposure to monoline financial guarantors.  Although our results of operations and financial position have not suffered a significant impact as a consequence of the recent credit market instability in the U.S. and the liquidity available in the Chilean market has permitted us to fund our operations and maintain our regular business activities, we cannot assure you that we will be able to continue funding our business or, if so, maintain our current levels of funding without incurring higher funding costs or having to liquidate certain assets.  See “Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Developments in the Banking Industry”.

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

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our securities.  The Chilean peso has been subject to significant devaluations in the past and could be subject to similar fluctuations in the future.  As of December 31, 2008, the Chilean peso depreciated against the U.S. dollar by 28.0% as compared to 2007.  In 2009, the Chilean peso depreciated against the U.S. dollar by 20.4% as compared to 2008.  As of December 31, 2010, the Chilean peso depreciated against the U.S. dollar by 7.8% as compared to 2009.  As of December 2011, the Chilean peso depreciated against the U.S. dollar by 11.0 % as compared to 2010.

Our results of operations may be affected by fluctuations in exchange rates between the Chilean peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate gaps.  Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities. As of December 31, 2009, 2010 and 2011, the gap between foreign currency denominated assets and foreign currency denominated liabilities, excluding derivatives, was Ch$(279,942.0) million, Ch$(444,175.0) and Ch$ (23,560) million, respectively.

We may decide to change our policy regarding exchange rate gaps.  Regulations that limit such gaps may also be amended or eliminated.  Greater exchange rate gaps will increase our exposure to the devaluation of the Chilean peso, and any such devaluation may impair our capacity to service our foreign-currency obligations and may, therefore, materially and adversely affect our financial condition and results of operations.  Notwithstanding the existence of general policies and regulations that limit material exchange rate gaps, the economic policies of the Chilean government and any future fluctuations of the Chilean peso against the dollar could affect our financial condition and results of operations.

Trading transactions in Chile of the common shares underlying our ADSs are denominated in Chilean pesos.  Cash distributions with respect to our common shares are received in Chilean pesos by the depositary, which then converts such amounts to U.S. dollars at the then-prevailing exchange rate for the purpose of making payments in respect of our ADSs.  If the value of the Chilean peso falls relative to the U.S. dollar, the dollar value of our ADSs and any distributions to be received from the depositary will be reduced.  In addition, the depositary will incur customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments.

Chile’s banking regulatory and capital markets environment is continually evolving and may change.

Changes in banking regulations may materially and adversely affect our business, financial condition and results of operations.  Chilean laws, regulations, policies and interpretations of laws relating to the financial system are continually evolving and changing.  In 2007, new regulations governing the Chilean capital markets were approved (Reforma al Mercado de Capitales II (also known as MK2)).  These regulations, among other things, modified certain provisions set forth in the Decree with Force of Law No. 3 of 1997, as amended, or the General Banking Law.  Under new legislation, the limit on the amount that a bank is allowed to grant as an unsecured loan to a single individual or entity was increased to 10.0% of its regulatory capital (and up to 30.0% of its regulatory capital if any loans granted in excess of the 10.0% is secured by certain collateral).  Previously, these limits were set at 5.0% and 2.05%, respectively.  Although any such increase may increase our lending activity, it may also increase the risks associated with the growth of our loan portfolio and increase competition as the number of banks that can compete in the corporate banking sector increases.

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

During 2011, several bills were proposed to modify the maximum interest rate a bank may charge, which currently is calculated as the average rate of all transactions made within the banking industry over the previous month, multiplied by a factor of 1.5. While one bill proposes to modify the factor to 1.36, another would set the maximum interest rate equivalent to three times the Monetary Policy Rate, or MPR, as determined by the Central Bank. Recent discussions are leading to a consensus solution which could set the maximum interest rate for these types of loans at approximately 25.0%. If any of the proposed bills were passed in its current form it would have an adverse impact on our results of operations.

Inflation could adversely affect our financial condition and results of operations.

Inflation in Chile gained momentum in 2008, reaching 7.1%.  However, economic activity slowed significantly in 2009, resulting in 1.4% deflation.  Economic growth increased in 2010, ending the year with 3.0% inflation, in part supported by additional government and private sector spending to finance the reconstruction work required to restore Chile’s productive capacity and financial aid to the areas affected by the 2010 earthquake and tsunami.  During 2010, GDP grew by 5.2%.  During 2011, GDP grew by 6.0% and the inflation rate increased by 4.4%.  The Central Bank increased the interbank rate from 1.23% in July 2010 to 5.24% in July 2011 in response to an increase in inflation expectations driven by increased economic activity.  In 2011, the average interbank rate was 4.7%.  High levels of inflation or deflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations.

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

As of December 31, 2011, on a consolidated basis we had 3,461 employees, of which 42.8% were unionized.  Corpbanca’s current labor agreement with four of its unions will expire on December 19, 2019.  We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees.  We have traditionally enjoyed good relations with our employees and their unions, but we cannot assure you that in the future a strengthening of cross-industry labor movements will not result in increased employee or labor costs that could materially and adversely affect our business, financial condition or results of operations.

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

As a regulated financial institution, we are required to submit to the SBIF unaudited consolidated and unconsolidated balance sheets and income statements, excluding any related footnote disclosure on a monthly basis.  As of January 2008, the statements have to be prepared in accordance with Circular No. 3,410 “Compendium of Accounting Standards” and the rules of the SBIF.  The SBIF also makes summary financial information available within four weeks of receipt.  Although Chilean banks are required to apply IFRS as issued by the IASB as of January 1, 2009, certain exceptions introduced by the SBIF prevent banks from achieving full convergence.  In those situations which are not addressed by the guidance issued by the SBIF, institutions must follow the generally accepted accounting principles issued by the Association of Chilean Accountants, which coincide with IFRS as issued by the IASB.  However, our consolidated annual financial statements as of and for the three years ended December 31, 2009, 2010 and 2011 have been prepared under IFRS as issued by the IASB in order to comply with the Securities and Exchange Commission ("SEC") requirements.

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

We are a “controlled company” and a “foreign private issuer” within the meaning of the NYSE corporate governance standards.  Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements.  In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (1) a majority of the Board of Directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken, and (5) the members of the audit committee meet the Exchange Act Rule 10A-3(b)(1) independence requirements.  We currently use these exemptions and intend to continue using these exemptions.  Accordingly, you will not have the same protections afforded to investors in companies that are subject to all NYSE corporate governance requirements.  See “Item 16G. Corporate Governance” for a comparison of the corporate governance standards of the New York Stock Exchange and Chilean practice.

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

Owners of ADSs are entitled to receive dividends on the underlying shares to the same extent as the holders of shares.  Dividends received by holders of ADSs will be converted into U.S. dollars and distributed net of foreign currency exchange fees and fees of the depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35.0% (subject to credits in certain cases).  If for any reason, including changes in Chilean laws or regulations, the depositary were unable to convert Chilean pesos to U.S. dollars, investors may receive dividends and other distributions, if any, in Chilean pesos.

Additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them or the repatriation of the proceeds from such disposition or the payment of dividends could be imposed in the future and we cannot advise you as to the duration or impact of such restrictions if imposed.

Increase in income tax rate.

Like all Chilean companies, we are subject to income tax at a rate of 17.0% of our taxable income.  Since the earthquake and tsunami of 2010, the Chilean government has found it necessary to raise funds in order to finance the reconstruction efforts of the affected areas.  As a result, the income tax rate has been temporarily increased to 20.0% in 2011 and will be reduced to 18.5% in 2012, returning to 17.0% in 2013.

RISKS RELATING TO THE PENDING BANCO SANTANDER COLOMBIA ACQUISITION

We will face financial risks due to our increased level of debt and challenging market conditions.

Our consolidated liabilities following the Banco Santander Colombia acquisition also include any outstanding Banco Santander Colombia indebtedness.  As of December 31, 2011, the total long-term indebtedness of Banco Santander Colombia was US$3,375.0 million.  Our increased level of debt could have significant consequences, including:

·	increasing our vulnerability to general adverse economic and industry conditions;
·
limiting our ability to engage in future acquisitions or development activities or otherwise realize opportunities fully because of the need to dedicate a substantial portion of our cash flow from operations to payments of interest and principal on our debt or to comply with any restrictive terms of our debt;

·	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
·	impairing our ability to obtain additional financing in the future;
·	requiring us to issue additional equity (possibly under unfavorable conditions); and
·	placing us at a competitive disadvantage compared to our competitors that have less debt.

Our ability to repay our outstanding indebtedness will depend upon market conditions, our financial condition and results of our operations.

We may fail to realize the anticipated business growth opportunities, increased profits and other benefits anticipated from the Banco Santander Colombia acquisition.

The value of the ADRs could be adversely affected to the extent we fail to realize the benefits we hope to achieve from the acquisition of Banco Santander Colombia. Achieving such benefits will depend, to a large extent, on our ability to run a business outside Chile and to successfully combine our activities and those of Banco Santander Colombia, two companies of considerable size that functioned independently and were incorporated in different countries, with geographically dispersed operations, and with different business cultures and compensation structures.  Any failure to do so could adversely affect our margins and adverselty affect our results of operations and financial condition.

The integration process involves inherent costs and uncertainties, and there is no assurance that the Banco Santander Colombia acquisition will achieve anticipated business growth opportunities, increased profits and other benefits.  We believe the consideration we intend to pay for the Banco Santander Colombia acquisition is justified, in part, by the business growth opportunities, increased profits, revenue benefits and other benefits we expect to achieve by combining our CorpBanca operations with those of Banco Santander Colombia.  However, these anticipated business growth opportunities, increased profits and other benefits may not develop, and the assumptions upon which we determined the consideration we intend to pay for the Banco Santander Colombia acquisition may prove to be incorrect because, among other things, such assumptions were based on publicly available information.  Further, anticipated benefits may be adversely affected by a negative reaction of customers to the acquisition.

Implementation of the acquisition and the successful integration of Banco Santander Colombia will also require a significant amount of management time and, thus, may affect or impair management’s ability to run our business effectively during the period of the acquisition and integration.  In addition, we may not have, or be able to retain, employees with the appropriate skill sets for the tasks associated with our integration plan, which could adversely affect the integration of Banco Santander Colombia.  In addition, employee departures and early retirements in the process of achieving synergies and company integration may create management challenges in respect of the businesses that have been acquired.  Any failures, material delays or unexpected costs of the integration process could have a material adverse effect on our business, results of operations and financial condition.

The Banco Santander Colombia acquisition is subject to the review and authorization of various governmental authorities, which may impose conditions that could have an unfavorable impact on CorpBanca and Banco Santander Colombia.

On March 30, 2012, the SBIF authorized CorpBanca to acquire Banco Santander Colombia S.A. and its subsidiaries “Santander Investment Valores Colombia, S.A.”, “Santander Investment Trust Colombia, S.A.” and “Agencia de Seguros Santander Ltda.”, subject to certain conditions.  The acquisition will be consummated in two steps.  In the first step, CorpBanca will acquire a 51.0% interest in Banco Santander Colombia’s shares, and in the second step CorpBanca will acquire an additional 48.2% interest in Banco Santander Colombia’s shares, as well as the shares of the following subsidiaries of Banco Santander Colombia: “Santander Investment Valores Colombia, S.A.”, “Santander Investment Trust Colombia, S.A.” and “Agencia de Seguros Santander Ltda.”

Pursuant to the authorization of the SBIF, prior to the first step of the transaction, CorpBanca must increase its capital by at least US$200.0 million.  The capital increase must result in a capital adequacy ratio of at least 10.0% on the date of the first step of the transaction and CorpBanca must maintain a capital adequacy ratio of at least 10.0% on the date of the second step of the transaction.  Additionally, CorpBanca must obtain authorization from the Chilean Central Bank and enter into a supervision agreement with the SBIF and the Colombian Finance Superintendency (Superintendencia Financiera Colombiana) before the first step of the transaction.

Accordingly, the Banco Santander Colombia acquisition is subject to review, authorization and supervision of the SBIF, the Chilean Central Bank and the Colombian Finance Superintendency.  We may not be able to satisfy the conditions imposed by such regulators and, as such, the acquisition may not occur.  Moreover, such conditions could have a material adverse effect on our business, results of operations and financial condition.

We may be unsuccessful in addressing the challenges and risks presented by our operations in countries outside Chile.

We intend to operate banking businesses outside our historical home market of Chile.  On December 31, 2011, Banco Santander Colombia’s total assets, total liabilities and shareholders’ equity represented 23.3%, 22.9% and 28.5% of our total assets, total liabilities and shareholders’ equity, respectively.  Banco Santander Colombia’s operations may involve risks to which we have not previously been exposed.  Banco Santander Colombia’s business is focused on retail banking as well as wholesale and commercial banking. The product and services offered by Banco Santander Colombia include savings, current accounts, fixed-term deposits, credit and debit cards, consumer and commercial loans, mortgages, cash management, foreign trade, financial assessment and as well as providing other banking services to business and individuals.  On December 31, 2011, Banco Santander Colombia’s consumer loan portfolio totaled US$910.0 million (including vehicles and other personal loans), which represented 34.0% of Banco Santander Colombia’s total loan portfolio, and US$148.0 million in residential mortgage loans, which represented 6.0% of Banco Santander Colombia’s total loan portfolio.

We have limited experience conducting credit card and consumer finance businesses in countries outside Chile.  Accordingly, we may not be successful in managing credit card and consumer finance operations outside of our traditional domestic market in Chile.  We may face delays in payments by customers and higher delinquency rates in Colombia, which could necessitate higher provisions for loan losses and, consequently, have an adverse effect on our financial performance.

We intend to depend on Banco Santander Colombia’s current senior management, and the loss of their services would have a material adverse effect on our business in Colombia.

We intend to retain a majority of the current senior management of Banco Santander Colombia, who have worked a significant amount of years at Banco Santander Colombia and/or in the banking industry. The loss of services of any of these senior officers could have an adverse effect on our future business in Colombia.

Adverse economic and political conditions in Colombia may have an adverse effect on our results of operations and financial condition.

Colombia is subject to economic, political and other uncertainties, including changes in monetary, exchange control and trade policies that could affect the overall business environment in Colombia, which would, in turn, have an impact on our results of operations and financial condition.  For example, the Central Bank of Colombia could sharply raise or lower interest rates, which could negatively affect our net interest income and asset quality and also restrict our growth.  Extreme variations in exchange rates could also negatively affect the foreign currency position of our borrowers.  Any of these events could have an adverse impact on our results of operations and financial condition.

Decreases in the growth rate of the Colombian economy, periods of negative growth, or material increases in inflation or interest rates could result in lower demand for, or affect the pricing of, our services and products.

The Colombian economy remains vulnerable to external shocks.

A significant decline in economic growth of any of Colombia’s major trading partners – in particular, the United States and Venezuela – could have a material adverse effect on the country’s balance of trade and economic growth.  In addition, a “contagion” effect, under which an entire region or class of investments becomes less attractive to, or subject to outflows of funds by international investors, could negatively affect Colombia.  Lower economic growth may result in deterioration in the quality of our assets.

The recent global economic and financial crisis, which began in the U.S. financial system and spread to different economic sectors and countries around the world, has had negative effects on the Colombian economy.  During 2009, the economies of the United States and some European countries contracted, which, in turn, impacted the Colombian economy.  Although there have recently been signs of recovery in the global economy, this recovery may be fragile and also may reflect temporary benefits from government stimulus programs that may not be sustained.  The ability of certain countries, such as Greece, Portugal, Spain and Italy and companies in those countries and in the Euro zone to repay debt obligations remains uncertain.  Exports from Colombia recently have been growing at a slower rate than in prior years, and unemployment continues to be high compared to other economies in Latin America.  We cannot assure you that the growth achieved over the past decade by the Colombian economy will continue in future periods.

The effect on consumer confidence of any actual or perceived deterioration in the Colombian economy may have a material adverse effect on our results of operations and financial condition.

Colombia has experienced internal security issues that have had or could have in the future a negative effect on the Colombian economy.

Colombia has experienced internal security issues, primarily due to the activities of guerrilla groups such as the Fuerzas Armadas Revolucionarias de Colombia, or FARC, paramilitary groups and drug cartels.  In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers.  Even though the Colombian government’s “democratic security” program has reduced guerilla and criminal activity, particularly in the form of terrorism attacks, homicides, kidnappings and extortion, such activity persists in Colombia, and possible escalation of such activity and the effects associated with them have had and may have in the future a negative impact on the Colombian economy and on our operations in Colombia, including its customers, employees, results of operations and financial condition.

Tensions with Venezuela and Ecuador may affect the Colombian economy and, consequently, our results of operations and financial condition.

Diplomatic relations with Venezuela and Ecuador, two of Colombia’s main trading partners, have from time to time been tense and affected by events surrounding the Colombian armed forces combat of the FARC throughout Colombia, particularly on Colombia’s borders with Venezuela and Ecuador.  Any further deterioration in relations with Venezuela and Ecuador may result in the closing of borders, the imposition of trade barriers or a breakdown of diplomatic ties, any of which could have a negative impact on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition.

Government policies and actions, and judicial decisions, in Colombia could significantly affect the local economy and, as a result, our results of operations and financial condition of our business in Colombia.

The results of operations and financial condition of our business in Colombia may be adversely affected by changes in Colombian governmental policies and actions, and judicial decisions, involving a broad range of matters, including interest rates, exchange rates, exchange controls, inflation rates, taxation, banking and pension fund regulations and other political or economic developments affecting Colombia.  The Colombian government has historically exercised substantial influence over the economy, and its policies are likely to continue to have a significant effect on Colombian companies.  The president of Colombia has considerable power to determine governmental policies and actions relating to the economy, and may adopt policies that could negatively affect our business in Colombia.  Future governmental policies and actions, or judicial decisions, could adversely impact the results of operations or financial condition of our business in Colombia.

New or higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia could adversely affect our results of operations and financial condition.

New tax laws and regulations, and uncertainties with respect to future tax policies, pose risks to Colombian companies.  In recent years, Colombian tax authorities have imposed additional taxes in a variety of areas, such as taxes on financial transactions and taxes to fund Colombia’s war against terrorism.  Changes in tax-related laws and regulations, and interpretations thereof, can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions, and eliminating tax-based incentives and non-taxed income.  In addition, tax authorities or courts may interpret tax regulations differently than companies do, which could result in tax litigation and associated costs and penalties, which could have an adverse effect on our results of operations and financial condition.

Natural disasters in Colombia could disrupt businesses and impact results of operations and financial condition of companies.

Companies are exposed to natural disasters in Colombia, such as earthquakes, volcanic eruptions, tornadoes, tropical storms and hurricanes.  Recently, heavy rains in Colombia, attributable in part to the La Niña weather pattern, have resulted in severe flooding and mudslides.  La Niña is a recurring weather phenomenon and it may contribute to flooding, mudslides or other natural disasters on an equal or greater scale in the future.  In the event of a natural disaster, our disaster recovery plans may prove to be ineffective, which could have a material adverse impact on our ability to conduct our businesses, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data.  In addition, if a significant number of our future employees and senior managers in Colombia were unavailable because of a natural disaster, our ability to conduct our businesses could be compromised.  Natural disasters or similar events could also result in substantial volatility to results of operations in Colombia for any fiscal quarter or year.

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

Our common shares underlying the ADSs are listed and traded on the Santiago Stock Exchange and the Chilean Electronic Exchange, although the trading market for the common shares is small by international standards.  As of December 31, 2011, we had 250,358,194,234 common shares.  The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  In addition, according to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Chilean Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on the Chilean stock exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest.  Such suspension may be extended for up to 120 days.  If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Chilean Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities.  Furthermore, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10.0% and suspend trading in such securities for a day if it is deemed necessary.  These and other factors may substantially limit your ability to sell the common shares underlying your ADSs at a price and time at which you wish to do so.

Certain actions by our principal shareholder may have an adverse effect on the future market value of our ADSs and common shares and may have interests that differ from those of our other shareholders.

The controlling shareholder of Corp Group Banking S.A. is Mr. Alvaro Saieh Bendeck.  As of December 31, 2011, together with members his family, Mr. Saieh Bendeck maintains in an indirect ownership of 75.6% of Corp Group Banking S.A. and approximately 51.2% of CorpBanca’s outstanding common shares through such holding company and also through other investment companies such as Compañía Inmobiliaria y de Inversiones Saga S.A., a company owned by Mr. Saieh Bendeck and his family.  The sale or disposition by Mr. Saieh Bendeck of our ADSs or common shares that he indirectly owns, or the perception in the marketplace that such a sale or disposition may occur, may adversely affect the trading price of our shares on the Santiago Stock Exchange and, consequently, the market value of the ADSs.  In addition, Mr. Saieh Bendeck holds shares with sufficient voting power under Chilean law to approve substantially all of the forms of corporate action subject to decision by shareholders’ meetings, including the distribution of dividends, to elect a majority of the nine members of our board of directors, direct our management and control substantially all matters that are to be decided by a vote of shareholders, including fundamental corporate transactions.

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

Our corporate affairs are governed by our Estatutos Sociales, or by-laws, and the laws of Chile.  Under such laws, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction.  For example, under legislation applicable to Chilean banks, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us.

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

We are organized under the laws of Chile, and none of our directors, officers or controlling persons reside in the United States.  In addition, all or a substantial portion of our assets are located in Chile.  As a result, it may not be possible for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the United States federal securities laws.  There is doubt as to the enforceability against such persons in Chile, whether in original actions or in actions to enforce judgments of United States courts, of liabilities based solely on the United States federal securities laws.

ITEM 4.                      INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

We are a sociedad anónima (corporation) organized under the laws of the Republic of Chile and licensed by the SBIF to operate as a commercial bank.  Corpbanca was originally incorporated as Banco de Concepción by Decree No. 180 of the Ministry of Finance on October 3, 1871, and legally began operations as a bank on October 16th of the same year.  Our legal and commercial name is CorpBanca.  Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile.  Our telephone number is 56-2-660-8000 and our website is www.corpbanca.cl.  Our agent in the United States is Fernando Burgos Concha, located at 845 Third Avenue, 5th Floor, New York, NY 10022-6601.  Information set forth on our website does not constitute a part of this Annual Report.  CorpBanca and all our subsidiaries are organized under the laws of Chile.  The terms “CorpBanca,” “the bank,” “we,” “us” and “our” in this Annual Report refer to CorpBanca together with its subsidiaries unless otherwise specified.

History

CorpBanca is Chile’s oldest currently operating private bank.  We were founded as Banco de Concepción in 1871 by a group of residents of the City of Concepción, Chile, led by Aníbal Pinto, who would later become President of Chile.  In 1971, Banco de Concepción was transferred to a government agency, Corporación de Fomento de la Producción (the Chilean Corporation for the Development of Production, or CORFO).  Also in 1971, Banco de Concepción acquired Banco Francés e Italiano in Chile, which provided for the expansion of Banco de Concepción into Santiago.  In 1972 and 1975, the bank acquired Banco de Chillán and Banco de Valdivia, respectively.  In November 1975, CORFO sold its shares of the bank to private business persons, who took control of the bank in 1976.  In 1980, the name of the bank was changed to Banco Concepción.  In 1983, control of Banco Concepción was assumed by the SBIF.  The bank remained under the control of the SBIF through 1986, when it was acquired by Sociedad Nacional de Minería (the Chilean National Mining Society, or SONAMI).  Under SONAMI’s control, Banco Concepción focused on providing financing to small- and medium-sized mining interests, increased its capital and sold a portion of its high-risk portfolio to the Central Bank.  Investors led by Mr. Alvaro Saieh Bendeck purchased a majority interest of Banco Concepción from SONAMI in 1996.  For over 20 years, Mr. Saieh Bendeck has directed the acquisition, creation and operation of a number of commercial banks, mutual fund companies, insurance companies and other financial entities in Chile and other parts of Latin America.

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

As a result of the steps we have taken since the 1996 acquisition, we have developed a number of significant competitive strengths that we believe will continue to contribute to our growth potential.  These include operating efficiencies, improved asset quality, an experienced management team, and a strong technological infrastructure.  In addition, our asset quality, as reflected by our risk index and our risk classification by the SBIF, is comparable to that of our principal competitors, and our adequate capitalization places us in a strong position among Chilean banks in terms of ability to fund growth, especially with the placement of subordinated bonds. Although certain rating agencies have placed our ratings on credit watch with negative implications in light of our proposed acquisition of Banco Santander Colombia, in recent years, our overall cost of funding has decreased as a result of improvements in our ratings.  See “Item 3. Key Information—Risk Factors—Any downgrading of CorpBanca’s debt credit rating for domestic and international debt by international and domestic credit rating agencies may also affect our ratings, our business, our future financial performance, stockholders’ equity and the value of our securities”.  We believe that these strengths position us well for continued growth in the Chilean financial services industry.

As of December 31, 2011, our gross loan portfolio amounted to Ch$6,814,445.0 million, as compared to Ch$5,011,656.0 million (nominal) and Ch$5,469,185.0 million (nominal) in 2009 and 2010, respectively, representing an annual growth rate of 24.5% in nominal terms.  As of December 31, 2011, we had total loans of Ch$6,814,445.0 million (approximately US$13,127.9 million), deposits of Ch$5,507,098.0 million (approximately US$10,609.3 million) and allowances for loan losses of Ch$102,500.0 million (excluding allowances and impairment of interbank loans) (approximately US$197.5 million).  During the last three years, our consolidated efficiency ratio (operating expenses as a percentage of operating income which is the aggregate of net interest income, net fees and income from services and net other operating income) was 41.5%, 40.6%, 45.7% in 2009, 2010 and 2011, respectively.

As of December 31, 2011, we had total assets of Ch$8,888,684.0 million (approximately US$17,123.9 million), shareholders’ equity (excluding net income for the year to date) of Ch$623,260.0 million (approximately US$1,200.7 million) and our return on average shareholders’ equity was 19.9%.  In 2011, we had net interest income of Ch$193,000.0 million (approximately US$371.8 million), net income of Ch$117,318.0 million (approximately US$226.0 million) and provisions for loan losses of Ch$40,754.0 million (approximately US$78.5 million).

Banco Santander Colombia Acquisition

On December 6, 2011, CorpBanca and Inversiones Corpgroup Interhold Limitada (formerly Corp Group Interhold S.A. and referred to herein as “CorpGroup”) reached an agreement with Banco Santander to jointly acquire at least a 97.85% interest in Banco Santander Colombia.  See “Item 19. Exhibits” for an English translation of the Sale and Purchase Agreement, dated December 6, 2011, by and among Banco Santander, CorpBanca and CorpGroup.  In addition, CorpGroup, the holding company through which our principal shareholder and his family directly and indirectly control CorpBanca and other related companies, will purchase at least a 2.85% stake of the remaining 5.0% of Banco Santander Colombia shares, which is held by other affiliated companies of Banco Santander.  This acquisition includes “Santander Investment Securities Colombia S.A.”, “Santander Insurance Agency Ltd.” and “Santander Colombia S.A. Investment Trust”, a securities brokerage, an insurance brokerage and a trustee, respectively.  The acquisition of Banco Santander Colombia by CorpBanca and CorpGroup will be in an amount up to US$1.2 billion.  The parties agreed to consummate the acquisition in two steps.  In the first step, CorpBanca will acquire a 51.0% interest in Banco Santander Colombia’s shares, and in the second step CorpBanca will acquire an additional 43.9% interest in Banco Santander Colombia’s shares, as well as the shares of the following subsidiaries of Banco Santander Colombia: “Santander Investment Valores Colombia, S.A.”, “Santander Investment Trust Colombia, S.A.” and “Agencia de Seguros Santander Ltda.”

On March 30, 2012, the SBIF authorized CorpBanca to acquire Banco Santander Colombia S.A. and its subsidiaries “Santander Investment Valores Colombia, S.A.”, “Santander Investment Trust Colombia, S.A.” and “Agencia de Seguros Santander Ltda.,” subject to certain conditions.  Pursuant to the authorization of the SBIF in Chile, prior to the first step of the transaction, CorpBanca must increase its capital by at least US$200.0 million.  The capital increase must result in a capital adequacy ratio of at least 10.0% on the date of the first step of the transaction.  Similarly, the SBIF requires that, on the date of the second step of the transaction, CorpBanca will have a capital adequacy ratio of at least 10.0%. Additionally, CorpBanca must obtain authorization from the Chilean Central Bank and enter into a supervision agreement with the SBIF and the Colombian Finance Superintendency (Superintendencia Financiera Colombiana) before the first step of the transaction.

In connection with the Banco Santander Colombia acquisition, our principal shareholder, CorpGroup entered into a long-term partnership agreement with Santo Domingo Group, one of the largest investment groups in Colombia.  It is our understanding that Santo Domingo Group will purchase a US$100.0 million interest in CorpBanca.

Capital Expenditures

The following table reflects our capital expenditures in the years ended December 31, 2009, 2010 and 2011:

	For the Year Ended December 31,
	(in millions of Ch$)
	2011	2010	2009

Land and buildings	Ch$ 91	Ch$ 122	Ch$ 565
Machinery and equipment	1,519	1,345	3,506
Furniture and fixtures	2,867	649	2,330
Vehicle	-	-	-
Other	6,434	3,824	4,655
Total	10,911	5,940	11,056

Capital divestitures resulted in a gain in sale of property, plant and equipment amounting to Ch$17.0 million as of December 31, 2011 as compared to Ch$557.0 million in 2010 and Ch$5.0 million in 2009. See note 31 of our audited consolidated financial statements included herein.  The increase in capital expenditures was mainly due to opening new branches and an increase in leased assets. Capital expenditures are financed through our own funds.

Strategy

Our strategy aims at enhancing our market position in the Chilean financial services industry in terms of profitability, market share and service coverage, while opportunistically expanding our operations in other Latin American countries. The key elements of our strategy are:

Continue to grow our operations profitably

We seek to achieve organic growth by offering competitive products and services to our clients in all of our lines of business. We believe that our strong franchise in the retail banking segment offers us the potential for significant growth in our loan portfolio, in the low-, mid- and high-income segments. In particular, we believe that there is significant opportunity to expand our wealth management business through the offering of unique investment products and opportunities that we benefit from as a member of CorpGroup. Additionally, we believe that we have developed a successful wholesale banking business model, which allows us to realize high margins on the cross-selling of our products to our large corporate clients. We are focusing our marketing and sales efforts on adapting this business model to apply to our small and medium sized corporate clients.

Actively pursuing cross-selling opportunities

We intend to increase our market share and profitability by continuing to cross-sell services and products to our existing clients. We have instituted processes that facilitate our ability to offer additional financial services to our clients, which we believe will increase our revenues from fees for value-added services.  In addition, we cross-sell loan products to our checking and savings account customers that are tailored to their individual needs and financial situation. We also believe that our relationship with the companies that are controlled by Alvaro Saieh (that constitute CorpGroup) will allow us to add clients and increase our profitability. For example, we intend to continue to leverage our investment in SMU Corp by issuing CorpBanca credit cards to be used at Unimarc stores operated by our SMU Corp joint venture partner, installing our ATM machines and distributing our banking products in Unimarc stores throughout Chile.

        Integrate Banco Santander Colombia and further penetrate the Colombian financial services market

We plan to integrate the soon-to-be-acquired Banco Santander Colombia into our operations. We intend to capitalize on the growth of the Colombian market given that we believe that our Colombian operation will offer us significant opportunities for organic and strategic growth in the financial services industry in Colombia. In order to improve operational efficiency and increase market share in key sectors, we intend to share our commercial and operational standards and best practices with our Colombian subsidiary, while capitalizing on the local management expertise, customer base, services and products.

Increasing our profitability by more effectively deploying our assets

       We continue to seek attractive opportunities to improve our profitability. The aforementioned acquisition of Banco Santander Colombia is a good example of our strategic commitment to maximize the use of our capital to increase our profitability. We will continue to opportunistically seek out other investment opportunities that we believe will enhance our profitability and support our strategy.

Increase operating efficiency

We are committed to improving our operating efficiency and profitability.  We continue to update our branch operations to allow for an increased level of customer “self-help”.  We are also working to increase use of internet and mobile banking by our customers. Our internet clients increased 6.5% in 2011 from 2010. We have also implemented a central information system that provides us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each transaction, product and client segment savings. We also continue to implement technological solutions aimed at identifying means of improving our pricing processes and assessing the profitability of our business segments. Through these initiatives, we will continue to strive to improve our efficiency ratio.

Focus on building customer satisfaction

The quality of service that we provide our customers is key to our growth strategy. We not only focus on gaining new customers, but on strengthening and establishing long-term relationships. We believe this is done through a constant effort to identify and understand the needs of our clients and to measure their satisfaction. We continue to develop new processes and technological solutions to provide our clients with excellent customer service.

Ownership Structure

The following diagram shows our ownership structure as of December 31, 2011:

Preferred Offering of Shares

At the extraordinary Shareholders’ Meeting held on January 27, 2011, CorpBanca’s shareholders approved a proposal by the Board of Directors to increase our capital through the issuance of 40,042,815,984 shares to be subscribed and paid at the price, terms and other conditions as determined by the Board of Directors. At an extraordinary meeting of the Board of Directors held on May 25, 2011, the Board of Directors approved a capital increase in the amount of 25,500,000,000 shares. The shares were sold in three separate preferential offering periods, beginning in June 2011 and ending in August 2011. CorpBanca’s shareholders subscribed approximately 92.0% of the newly issued shares.

At the extraordinary Shareholders Meeting held on April 10, 2012, CorpBanca’s shareholders approved a proposal by the Board of Directors to (i) cancel 16,593,912,327 shares that were authorized pursuant to the terms agreed at the extraordinary Shareholders meeting held on January 27, 2011, which were not subscribed, and (ii) increase the bank’s capital through the issuance of 48,000,000,000 shares to be subscribed and paid at the price, terms and other conditions determined by the Board of Directors, but in any case prior to April 10, 2013.

B.           BUSINESS OVERVIEW

Principal Business Activities

We provide a broad range of commercial and retail banking services to our customers.  In addition, we provide financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through our subsidiaries.  The following chart sets forth our principal lines of business:

________________________________________
(1)	Also see “Item 5. Operating and Financial Review and Prospects—Operating Results” for a financial summary of our lines of business as of December 31, 2009, 2010 and 2011.

The following table provides information on the composition of our loan portfolio and other interest-earning assets as of December 31, 2009 and 2010:

	As of December 31,
	2009	2010	Variation	Variation (%)
	(in millions of Ch$)

Commercial loans	3,103,403	3,319,366	215,963	6.9%
Foreign trade loans	218,082	246,709	28,627	13.1%
Current account debtors	47,471	51,705	4,234	8.9%
Factoring operations	53,262	65,121	11,859	22.3%
Leasing transactions	293,709	277,387	(16,322)	(5.6%)
Other loans and receivables	1,415	1,247	(168)	11.9%

Subtotals	3,717,342	3,961,535	244,193	6.5%

Mortgage loans:
Letters of credit loans	143,206	121,391	(21,815)	(15.2)
Endorsable mutual mortgage loans	210,236	269,132	58,896	28.0%
Other mutual mortgage loans	391,665	582,378	190,712	48.7%
Leasing transactions	160	146	(14)	(8.8)%
Other loans and receivables	55,429	50,655	(4,774)	(8.6)%

Subtotal	800,696	1,023,702	223,005	27.9%

Consumer loans:
Consumer loans	272,607	257,695	(14,912)	(5.5)%
Current account debtors	26,078	24,563	(1,515)	(5.8%)
Credit card debtors	51,797	51,302	(495)	(1.0)%
Consumer leasing transactions	517	702	185	35.8%
Other loans and receivables	43,355	45,481	2,126	4.9%

Subtotal	394,354	379,743	(14,611)	(3.7%)

Total	4,912,392	5,364,980	452,577	9.2%

The following table provides information on the composition of our loan portfolio and other interest-earning assets as of December 31, 2010 and 2011:

	As of December 31,
	2010	2011	Variation	Variation (%)
	(in millions of Ch$)

Commercial loans:
Commercial loans	3,319,366	4,301,020	981,654	29.6%
Foreign trade loans	246,709	371,271	124,562	50.5%
Current account debtors	51,705	13,321	(38,384)	(74.2%)
Factoring operations	65,121	93,235	28,114	43.2%
Leasing transactions	277,387	289,392	12,005	4.3%
Other loans and receivables	1,247	77,756	76,509	6,135.4%

Subtotals	3,961,535	5,145,995	1,184,460	29.9%

Mortgage loans:
Letters of credit loans	121,391	101,054	(20,337)	(16.8)%
Endorsable mutual mortgage loans	269,132	237,452	(31,680)	(11.8)%
Other mutual mortgage loans	582,378	781,734	199,356	34.2%
Leasing transactions	146	137	(9)	(6.2)%
Other loans and receivables	50,655	45,168	(5,487)	(10.8)%

Subtotal	1,023,702	1,165,545	141,843	13.9%

Consumer loans:
Consumer loans	257,695	251,674	(6,021)	(2.3)%
Current account debtors	24,563	24,881	318	1.3%
Credit card debtors	51,302	53,765	2,463	4.8%
Consumer leasing transactions	702	721	19	2.7%
Other loans and receivables	45,481	69,364	23,883	52.5%

Subtotal	379,743	400,405	20,662	5.4%

Total	5,364,980	6,711,945	1,346,965	25.1%

_______________

(1)
All of the above categories except mortgage loans are combined into “Loans” as described in “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities”.

Commercial Banking

We offer a range of products and services to our business clients depending on their size, ownership structure and/or investments under management.  Our commercial banking segments are served by two separate business divisions: Larger Corporate and Real Estate division (wholesale banking), and Companies division.  For the years ended 2009, 2010 and 2011, our total average corporate loans outstanding for our Larger Corporate and Real Estate division amounted to Ch$3,362,523.0 million or 70.7% of total average loans, Ch$3,632,785.0 million or 70.3% of total average loans and Ch$ 4,010,275.0 million or 68.7% of total average loans, respectively.

Larger Corporate and Real Estate Companies (wholesale banking).  This division serves large economic groups, state-owned companies, mining companies, utilities, energy, seaports, airports, public hospitals or any business with annual sales in excess of US$30.0 million.  Our Larger Corporate and Real Estate Companies division focuses on offering clients a broad range of services tailored to fit their specific needs.  These services include deposit-taking and lending in both Chilean pesos and foreign currencies, trade financing, general commercial loans, working capital loans, letters of credit, interest rate, foreign exchange derivatives (including foreign exchange options) and cash flow management.  This division also serves our real estate and project finance customers.  As of December 31, 2011, we had over 1,554 Larger Corporate and Real Estate Companies banking customers.  We also offer our wholesale banking customers securities brokerage and financial advisory services through our subsidiaries as well as those products and services available through our New York branch.  For the years ended 2009, 2010 and 2011, our total average corporate loans outstanding for our Larger Corporate and Real Estate Companies division amounted to Ch$2,293,991.0 million or 48.2% of total average loans, Ch$2,493,947.0 million or 48.3% of total average loans and Ch$2,798,129.0 million or 48.0% of total average loans, respectively.

Companies.  Our Companies division provides services to businesses with annual sales of less than US$30.0 million in Santiago and no set limit throughout the rest of Chile, except for large economic groups and state-owned mining companies, utilities and energy companies, ports, airports and public hospitals.  This division also serves small and medium-sized businesses and provides support to our factoring and leasing clients.  Greater detail of each of these business areas are provided in the paragraphs found below.

This division offers our customers a broad range of financial products, including general commercial loans, working capital loans, trade finance, on-lending of financing originated by CORFO (Corporación de Fomento a la Produccion), overdraft credit lines, letters of credit, mortgage loans, term deposits, factoring and leasing. As of December 31, 2011, we had over 20,498 customers in our Companies division.

Within our Companies division, we have a special unit focused on small and medium size companies, with annual sales between US$200,000.0 and US$2.0 million.  We are able to offer an array of products through our small and medium-sized business unit, including products (such as lines of credit) backed by governmental warranties created to develop small and medium sized businesses.

Retail Banking

We offer a range of products and services to our individual clients depending on their monthly income and/or net worth.  Our retail banking divisions serve retail customers across all income levels, from low-income to high income individuals organized in two divisions: Traditional and Private Banking and Banco Condell.

Traditional and Private Banking

Traditional Banking.  Our Traditional Banking Division is mainly oriented toward individuals with medium-high income levels (focused on clients with over Ch$1.2 million monthly income).  Our traditional banking services are marketed and operated under the CorpBanca brand name.  We offer our traditional and private banking clients products such as checking and deposit accounts, credit lines, credit and debit cards, personal installment loans, mortgage loans, insurance banking and time deposits, among others.  In addition, we provide time deposits, mutual funds and savings accounts in Chilean pesos, Euros, UF and U.S. dollars, with a minimum term of 7 days and no minimum amount for foreign-currency accounts.

Private Banking.  Within our Private Banking Division, we provide private banking services to our high income and high net worth customers.  We consider high income individuals to be customers with a monthly income in excess of US$10,000.0 or a net worth in excess of US$600,000.0. Each client under our private banking or “Private Banking” program is provided with a liaison officer who oversees the client’s entire relationship with us across all product lines.  In addition to the products and services we provide to private banking customers, we offer tailored lending products designed to help keep their businesses growing. As of December 31, 2011, we had 5,997 Private Banking clients, an increase of 19.7% as compared to December 31, 2010.

For the year ended 2011, our Traditional and Private Banking Division had loans with an annual average balance of Ch$1,616,774 million or 27.71% of total average loans (a year-on-year increase of 24.6%).

We offer the following products and services, among others, to our traditional and private banking customers:

Checking and Deposit Accounts.  Our main checking account product is our “Integral” checking account, through which customers are provided with a package of services including ATM cards, a credit line, MasterCard and American Express credit cards with credit levels established pursuant to the creditworthiness of the individual, fraud insurance and access to internet and telephone banking. As of December 31, 2011, we had approximately 76,900 retail checking accounts, an increase of 9.9% as compared to December 31, 2010.  Additionally, this growth in retail checking accounts has not reduced the average balance per account which increased from Ch$77,788.0 million in 2010 to Ch$85,502.0 million in 2011.

Credit and Debit Cards.  We issue MasterCard and American Express credit cards to our individual clients.  In addition to traditional cards, we offer cards issued under certain specialized customer loyalty programs and tailor our marketing of credit card services to different groups based on personal income.  Annual fees are charged to those customers who do not hold “Integral” accounts with us in order to promote cross-selling and provide full service to customers.  As of December 31, 2011, we had approximately 141,930 credit cards issued under the brand name CorpBanca, a decrease of 5.3% as compared to December 31, 2010.  We believe this decrease does not have a significant impact on the results of our retail banking, since most of these credit cards were unused.  Our promotions such as discounts on gasoline purchases have allowed us to excel in sales as well as usage-rates of this product.

We also offer debit cards, which can be used for banking transactions at ATMs operating on the Redbanc network, as well as at retailers associated with the Redcompra program.  Under this agreement, we have access to over 8,400 ATMs (including BancoEstado’s ATMs) in Chile.

Mortgage Loans.

We offer two types of mortgages: residential mortgages for the purchase of new and existing homes (including refinancing of existing residential mortgages) and other mortgages, which are loans for other purposes secured by real property owned by the customer. Our residential mortgage loans are UF-denominated and generally have maturities between five and 30 years. All of our mortgage loans are primary lien loans and are secured by a real property mortgage. Our lending criteria require minimum credit scores. These loans can be endorsed to a third party. These generally are financed by our general borrowings.

To reduce our exposure to interest rate fluctuations and inflation with respect to our residential mortgage UF-denominated portfolio, a portion of these mortgages are funded through the issuance of mortgage finance bonds in the Chilean financial market, which bear a real market rate of interest plus a fixed spread over the rate of variation of the UF. The mortgage finance bonds are exclusively used to finance certain mortgage loans that as of December 31, 2011 represented only 1.5% of our mortgage loan portfolio. At the time of approval, these types of mortgage loans cannot be more than 75% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan. Mortgage finance bonds are general unsecured obligations, and we are liable for all principal and accrued interest on such bonds.

Mutuos Hipotecarios are financed with our general funds, particularly through the issuance of long-term subordinated bonds.  In addition, we generally require that the monthly payments on residential mortgage loans do not exceed 25.0% of the borrower’s household after-tax monthly income.

We continue to increase our marketing efforts relating to our mortgage services.  Our market penetration for mortgage products has historically been lower than our overall Chilean market share for all banking products, which as of December 31, 2011 was 5.35% (on a consolidated basis). As a result of competitive pricing, product innovation, timely customer service, product knowledge as well as our overall focus on mortgage services, we have been able to achieve our recent results and increase our market share. This is the case as the ratios compare the collateral’s fair value to our loans and receivables portfolio values. Accordingly, our market share for mortgage products has grown from 4.60%, 5.27% and 5.35% as of December 31, 2009, 2010 and 2011, respectively. We intend to continue to grow in this market.

Where appropriate, we obtain collateral in respect of our loans and receivables from customers. The collateral normally takes the form of a real estate mortgage (i.e., urban and rural properties, agricultural lands, maritime vessels and aircraft, mineral rights and other assets) and liens (i.e., inventories, agricultural goods, industrial goods, plantations and other property pledged as security) over the customer’s assets.  The existence and amount of collateral generally varies from loan to loan.  In that context, we believe that the ratios presented are useful to the readers as they provide information about the Bank’s potential loss exposure in the event of default.

Consumer Loans.  We offer personal consumer loans for a variety of purposes, including personal loans (with automatic payments deducted from a checking or credit card account and with life, home and/or unemployment insurance); university and post-graduate education loans (including life insurance).  Our consumer loans are generally installment loans denominated in Chilean pesos or UF, bear interest at fixed or variable rates and typically have maturities up to 5 years with the exception of university and post-graduate education loans, which have maturities up to 10 years.

Lower Income Retail Banking (Banco Condell).  Our Lower Income Retail Banking Division operates under the trade name Banco Condell and is focused on clients with an annual income lower than Ch$7.2 million (US$20,000.0).  Banco Condell has 55 standalone branches and its own brand identity.

Under the Banco Condell brand, we offer consumer lending, credit card services, mortgage loans, insurance and time deposits to the traditionally underserved low-to-middle income segments of the Chilean population. For the year ended 2011, our Banco Condell division managed loans with an annual average balance of Ch$124,211.0 million or 2.1% of total loans. Improved economic conditions in Chile over the past decade have resulted in an increased demand for consumer credit by low- to middle-income individuals, whom we classify as persons with annual income between Ch$2.4 million and Ch$7.2 million. Many of these individuals have not had prior exposure to banking products or services. Through Banco Condell, we focus on developing and marketing products specifically oriented to individuals in this segment of the population while introducing them to the banking sector.  We offer, among others, the following products and services to our lower income retail banking-Banco Condell customers:

Consumer Loans.  We offer personal loans under the Banco Condell brand, including personal debt consolidation loans. These loans are generally denominated in Chilean pesos, repayable through equal monthly installments and typically have maturities up to 5 years. Life and unemployment insurance are mandatory in connection with these loans.

Credit Cards.  Under the Banco Condell brand, we provide MasterCard credit cards, which require the payment of an annual fee. However, this fee is waived if the card has transactions such as cash advances or purchases on a monthly basis. As of December 31, 2011, we had approximately 7,186 credit cards issued under the brand name Banco Condell.

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

As of December 31, 2011, the outstanding loans from foreign banks were US$1,059.0 million with approximately 30 institutions in U.S., Canada, Germany, France, Holland, England, Japan, Singapore and other countries including Latin America. The international global risk assets outstanding as of December 31, 2011 were US$1,057.0 million.

Non-Banking Financial Services Offered through Subsidiaries

We have made several strategic long-term investments in non-banking financial services companies (each of which are regulated and supervised by the SBIF), which are engaged in activities complementary to our core banking activities.  Through these companies, each of which is our wholly-owned subsidiary, we intend to continue to develop a comprehensive financial services group able to meet the diverse financial needs of our current and potential clients.  As of December 31, 2011, assets of our subsidiaries represented 2.3% of total consolidated assets compared to 1.7% for the same period in 2010.  For the year ended December 31, 2011, net operating income of our subsidiaries represented 18.1% of total consolidated operating income compared to 16.1% for the same period in 2010.

The following table sets forth certain financial information with respect to our financial services subsidiaries as of December 31, 2009, 2010 and 2011, in millions of Chilean pesos.  Amounts relating to inter-company transactions have not been removed for purposes of this table.

Non-Banking Services Offered through Subsidiaries

	As of and for the year ended December 31, 2009			As of and for the year ended December 31, 2010			As of and for the year ended December 31, 2011
	Assets	Shareholder’s Equity	Net Income	Assets	Shareholder’s Equity	Net Income	Assets	Shareholder’s Equity	Net Income
(in millions of Ch$)
CorpBanca Corredores de Bolsa S.A.	Ch$ 164,038	Ch$ 29,196	Ch$ 3,380	Ch$ 248,011	Ch$ 86,619	Ch$ 5,545	271,012	88,514	6,640
CorpBanca Administradora General de Fondos S.A.	5,608	4,329	2,454	8,639	6,873	5,063	8,062	5,301	3,472
CorpBanca Corredores de Seguros S.A.	5,642	5,032	4,832	6,238	5,729	5,616	7,500	5,259	5,118
CorpBanca Asesorías Financieras S.A.	1,810	1,429	1,245	4,848	4,225	4,056	10,322	8,099	7,915
Corp Legal S.A.	777	649	212	1,160	872	422	1,900	1,589	698
Corp Capital Agencia de Valores S.A	630	630	(1)	3,291	977	(258)	1,958	1,109	132
New York Branch	22,289	13,897	(1,019)	138,312	11,358	(415)	362,015	13,708	1,020
SMU Corp S.A.	-	-	-	6,804	6,007	(1,993)	7,436	5,324	(3,723)

CorpBanca Corredores de Bolsa S.A..  Our subsidiary CorpBanca Corredores de Bolsa S.A., or CCB, is a member of the Santiago Stock Exchange and is registered with the Chilean Superintendency of Securities and Insurance or (“SVS”) as a security broker.  CCB’s primary activities are providing brokerage services in equities, fixed income, and foreign currency exchange.  CCB’s net income was Ch$3,380.0 million, Ch$5,545.0 million and Ch$6,640 million for 2009, 2010 and 2011, respectively. CCB had assets under custody of Ch$282,233.0 million, Ch$312,159.0 million and Ch$409,817.0 million as of December 31, 2009, 2010 and 2011, respectively.  In 2011, CCB’s net income increased by Ch$1,095.0 million, or 19.7%, as compared to the prior year.  This was mainly the result of an increase in income from its financial operations and customer-driven fees and revenues.

CorpBanca Agencia de Valores S.A.  CorpBanca Agencia de Valores S.A., or CAV, is registered with the SVS as a securities broker, but because it is not a member of the Santiago Stock Exchange nor of any other Stock Exchange in Chile it provides brokerage services outside of the Stock Exchanges. Its primary activities are to provide financial solutions to high net worth individuals and family offices in Chile.

CorpBanca Administradora General de Fondos S.A. We incorporated CorpBanca Administradora General de Fondos S.A., or CAGF, to complement banking services offered to individual and corporate clients.  CAGF’s current function is to manage mutual fund assets for its clients in fixed and variable income instruments in both the local and foreign markets.  For the years ended December 31, 2009, 2010 and 2011, CAGF had net income of Ch$2,454.0 million, Ch$5,063.0 million and Ch$3,472.0 million, respectively. CAGF had total assets of Ch$5,608.0 million, Ch$8,639.0 million and Ch$8,062.0 million as of December 31, 2009, 2010 and 2011, respectively.  As of December 31, 2011, CAGF managed 26 mutual funds including fixed income funds and had total assets under management amounting to Ch$408,236.0 million, a decrease of Ch$86,745.0 million when compared to 2010.  The decrease in the net income is due to clients reallocating their capital from investments such as mutual funds to deposits and other low-risk products with lower fees.  In order to grow our CAGF business, we intend to continue to offer new types of mutual funds tailored to our clients’ needs.

CorpBanca Asesorías Financieras S.A.  CorpBanca Asesorías Financieras S.A., or CAF, provides a broad range of financial advisory services to a variety of corporations and government agencies, including those services related to debt restructurings, syndicated loans, structured loans, structured investment funds, bilateral grants, mergers and acquisitions, privatizations and company valuations.  For the years ended December 31, 2009, 2010 and 2011, CAF had net income of Ch$1,245.0 million, Ch$4,056.0 million and Ch$7,915.0 million, respectively.  CAF had total assets of Ch$1,810.0 million, Ch$4,848.0 million, Ch$10,322.0 million as of December 31, 2009, 2010 and 2011, respectively.

CorpBanca Corredores de Seguros S.A.  In accordance with our strategy of expanding the breadth of financial services that we offer, our subsidiary CorpBanca Corredores de Seguros S.A., or CCS, offers a full line of insurance products.  Many of these products complement the various banking and loan services that we provide, such as unemployment and life insurance in connection with personal loans and insurance in connection with mortgage lending.  Through CCS we also provide non credit-related insurance to existing clients and the general public.  For the years ended December 31, 2009, 2010 and 2011, CCS had net income of Ch$4,832.0 million, Ch$5,616.0 million and Ch$5,118.0 million, respectively.  CCS had total assets of Ch$5,642.0 million, Ch$6,238.0 million and Ch$7,500.0 million as of December 31, 2009, 2010 and 2011, respectively.

Corp Legal.  The SBIF granted us authorization for the creation of our subsidiary Corp Legal S.A., or Corp Legal, on January 26, 2007.  Corp Legal offers standard procedures of legal services to the bank and its clients.

SMU Corp S.A. In 2009, we created SMU Corp S.A. (“SMU Corp”), a joint venture with SMU S.A. (“SMU”), a retail business holding company owned by our principal shareholder, which indirectly owns retail (Unimarc) and wholesale supermarkets, convenience stores and construction oriented home improvement stores.  As of December 31, 2011, SMU was one of the three market leaders in supermarkets in Chile.  We have a 51.0% ownership interest in the joint venture.  We believe that SMU Corp has the potential to increase our participation in the retail banking sector through the issuance of a CorpBanca credit card for Unimarc clients.  We believe our expertise in credit risk management will be supplemented by SMU’s knowledge of Chile’s retail business, providing us with access to over 570 stores in Chile through different formats and more than 28.0 million transactions per month in all food retail formats in Chile.  We believe that through SMU Corp we will have a better understanding of our clients by detecting their preferences, consumer habits, frequency of purchases and determining average amounts spent by our customers.

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

Operations and Services Market.  We offer a wide range of credit operations and services to both Chilean and non-Chilean retail customers and large and medium-sized companies.  Operating with an offshore foreign branch of a Chilean bank is especially attractive to clients abroad as it provides a sense of proximity and it allows us to accompany our customers as they operate abroad, responding to their needs and improving our services.  Our target market on the liability side consists of retail customers with sophisticated financial needs, medium and large Chilean companies, Latin American companies, and Chilean and Latin American banks without offshore branch offices, among others.

Lines of Business.  Our branch supports the commercial needs of Chilean and Latin American companies doing business overseas.  Another important service is the participation in syndicated loans, together with other international institutions, to finance a variety of investment projects.  From a financial investment perspective, our New York branch makes it possible to trade instruments from different issuers with a wide range of risks and returns.  The branch also has a private banking unit to provide current accounts and other associated services.

Competition. Our branch complements our domestic structure, by providing additional international services to our customers. This allows us to compete with other banks in Chile that presently have branches or related companies abroad. We also plan to generate business with other major international banks, which do not have branches in Chile.

Structure.  The New York branch is managed by a general manager and organized into six different divisions.  Each division is run by a vice president. These divisions are: Compliance, Financial Controller, Operations and Technology, Commercial, Risk and Treasury. Each of these divisions, especially Compliance, has strong ties to their counterparts in Chile, closely coordinating their activities. We periodically analyze and issue reports on the branch’s performance. We examine aspects such as internal controls; IT systems with respect to business management and decision-making, risk follow-up, private classification of risks and contingency scenarios based on credit risk and overall credit process management; financial risk management and treasury operations; operational and technological risk management; and strategic planning processes.  Supervision and control over these matters is led by our senior management as directed by our Board of Directors.  The New York branch also has an internal auditor that reports directly to our comptroller in Chile.

Distribution Channels, Electronic Banking and Technology

Our distribution network provides integrated financial services and products to our customers through several diverse channels, including ATMs, branches, internet banking and telephone banking.  As of December 31, 2011, we operated 116 branch offices in Chile, which includes 61 branches operating as CorpBanca, 55 branches operating as Banco Condell, our consumer finance division. In addition, as of December 31, 2011, we owned and operated 431 ATMs in Chile, and our customers have access to over 8,400 ATMs (including BancoEstado’s ATMs) in Chile through our agreement with Redbanc S.A., or Redbanc. We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients. Our branch system serves as the main distribution network for our full range of products and services.

We offer internet banking to our customers 24 hours a day through our password-protected internet site, www.corpbanca.cl.  Our internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2011, we had over 76,500 customers with activated internet passwords, allowing them to access our internet banking services. We are a member of the Sociedad Interbancaria de Transferencias Electrónicas S.A., an organization that facilitates electronic banking transactions on behalf of our customers as well as other Chilean banks. We also provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

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

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most significant sector, commercial banking, includes a number of privately-owned banks and one state-owned bank, BancoEstado (which operates within the same legal and regulatory framework as the private sector banks). The private sector banks include those that are Chilean-owned, i.e., controlled by a Chilean entity, as well as a number of foreign-owned banks which are operated in Chile but controlled by a foreign entity. The Chilean banking system is comprised of 23 private sector banks and one public sector bank. In 2011, five private sector banks along with the state-owned bank together accounted for 81.5% of all outstanding loans by Chilean financial institutions as of December 31, 2011: Banco Santander-Chile (19.7%), Banco de Chile (19.8%), Bci (12.9%), CorpBanca (7.7%), Banco Bilbao Vizcaya Argentina, Chile (7.0%) and BancoEstado (14.3%).  All market share statistics in this paragraph are presented according to the SBIF on a consolidated basis.

The Chilean banking system has experienced a consolidation process in recent years with mergers and acquisitions of banking entities in line with a global trend. Currently, the largest Chilean bank in terms of loans outstanding is Banco Santander-Chile. Between 1994 and 1995, Banco Santander-Chile acquired Fincard and Financeira Fusa, originating its consumer division known as “Banefe”. Also, in April 1996, Banco Santander-Chile acquired control of Banco Osorno y La Unión, Banco O’Higgins and Financiera Fusa forming Banco Santander-Chile. In 1999, following the international merger of Banco Santander de España and Banco Central Hispano, Banco Santander Central Hispano acquired control of Santander-Chile and Banco Santiago.  In April 2002, the SBIF authorized Banco Santander Central Hispano to increase its participation in Banco Santiago by way of acquisition of 35.5% of the shares of the latter owned by Banco Central de Chile.  In May 2002, the SBIF authorized Santander-Chile and Banco Santiago to merge.  This merger enabled these banks to become the largest financial institution in Chile in terms of loans outstanding.

In July 1998, S.A.C.I. Falabella, the largest department store in Chile, acquired ING Bank’s branch in Chile aiming to create an individual niche bank focused on Falabella’s customers. In September 1998, Banco Bilbao Vizcaya Argentina (BBVA) (formerly Banco Bilbao Vizcaya) de España, subscribed a capital increase of Banco Bhif, thus controlling 55.0% of the bank. In 1998, we acquired the assets of Corfinsa, which pertained to the consumer division of Banco Sud Americano, and then acquired the Financiera Condell S.A., a finance company. In 1999, Citibank acquired Financiera Atlas, a finance company. In July 1999, Bank of Nova Scotia acquired control of Banco Sud Americano, by increasing its interest from 28.0% to 60.6%, and in late 2001 changed its name to Scotiabank Sud Americano (currently Scotiabank Chile).  In early 2001, the Luksic group (which controlled Banco Edwards since 1999) acquired control of Banco de Chile, merging both banks in January 2002.  In July 2003, Banco del Desarrollo acquired Banco Sudameris.

In January 2004, Bci acquired 99.9% of Banco Conosur. Also in 2004, Grupo Security S.A., a Chilean financial holding company, acquired Dresdner Bank Lateinamerika AG’s (DBLA) operations in Chile. Afterwards, Grupo Security S.A. and DBLA merged. In early 2007, Itaú Holding Financiera S.A. acquired 100.0% of BankBoston Chile and the SBIF authorized the sale of Banco Internacional to Inversiones del Rosario S.A.  Also in 2007, Rabobank was authorized to purchase HNS Banco and Scotiabank Sud Americano was authorized to acquire 100.0% of Banco Desarrollo.  In January 2008, Banco de Chile and Citibank Chile were authorized to merge operations and as a consequence of these mergers, Citigroup has a significant (but not controlling) indirect participation in the equity of Banco de Chile.  In April 2008, Royal Bank of Scotland was granted authorization to acquire 100.0% of ABN AMRO Bank Chile.

In recent years, several applications for banking licenses have been filed with the SBIF.  In 2000, Deutsche Bank initiated operations in Chile. During 2001, the SBIF authorized the formation of HNS Banco, which was focused on small and medium sized businesses through leasing and factoring financing.  In the same year, the SBIF authorized the creation of Banco Monex, which was also focused on small and medium sized businesses through trade finance, exchange transactions and financial derivatives. In May 2002, Banco Ripley initiated operations of consumer loans to mid to low-income individuals.  In September 2002, Financiera Conosur filed an application with the SBIF to request its corporate conversion into a bank, which took place in 2003. In July 2004, Banco Paris, linked to former Almacenes Paris department store, was authorized to initiate operations through the acquisition of Banco Santander-Chile’s Santiago Express consumer division. In 2004, Grupo Penta, linked to former shareholders of Banco de Chile, received a banking license for a new bank named “Banco Penta,” which has been operating ever since. It is expected that the trend to create niche banks will continue. In addition, in November 2001, the SBIF authorized HSBC Bank Chile to convert its branch into a subsidiary bank. In May 2008, DnB NOR Bank from Norway requested authorization from the SBIF to open a banking branch and in January 2009 was granted permission. In November 2009, the SBIF authorized the Chilean financial holding Consorcio to acquire Banco Monex (rebranded to Banco Consorcio in 2010). In 2010, Scotiabank Canada acquired Royal Bank of Scotland’s (RBS) Chilean banking operations and almost a year later its bank subsidiary in Chile acquired RBS Chile’s assets. In 2011, Banco Itaú Chile bought the “individuals” loan portfolio of HSBC Chile (representing around 1.0% of Itaú´s individuals loans portfolio).

We believe that our principal competitors are Bci, Banco de Chile and Banco Santander-Chile. As compared to other Chilean banks, we believe our position in the Chilean banking industry has enabled us to compete with international banks seeking to provide loans to companies operating in Chile, especially since we are able to offer alternative sources of financing.  We also believe that the close relationships we have developed with our small and medium-sized business customers over the years provide us with a competitive advantage.

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

We also experience competition from banks that provide international private banking services such as JPMorgan Chase, Deutsche Bank and BNP Paribas, among others.  We believe our main competitive advantage in our Private Banking segment has been our ability to provide our customers with tailored lending products and responses to their needs as soon as possible.  Our lower income retail banking segment, Banco Condell, competes with consumer divisions of other banks such as Banefe, CrediChile, among others, as well as certain consumer credit providers, including department stores.  We believe the main competitive advantage of our Banco Condell brand is our ability to provide responses as soon as possible, know our customers’ needs and provide a fair price structure.

Loans

As of December 31, 2010 and 2011, our gross loan portfolio was Ch$5,469,195.0 million (approximately US$10,536.3 million) and Ch$6,814,445.0 million (approximately US$13,127.9 million), respectively.  This placed us as the fourth largest financial institution among private Chilean banks and fifth place among all banks operating in Chile. Our gross loan portfolio represented 7.7% of the market for loans in the Chilean financial system (comprising all commercial banks) as of such date.  During the period from 2009 to 2011, the compounded annual growth rate of our loan portfolio, excluding interbank loans in nominal terms, was 16.6% as compared to an increase of 12.9% in the average market loan portfolio.

The following table sets forth the aggregate outstanding loans for us and the five other private sector banks with the largest market shares in Chile as of December 31 in each of the last three years:

	Bank Loans(1) As of December 31,
	(in millions Ch$)
	2009	2010	2011
Banco Santander-Chile	13,727,864	15,657,556	17,347,093
Banco de Chile	13,184,553	14,365,829	17,377,793
Bci	8,797,325	9,531,565	11,377,851
CORPBANCA(2)	5,011,656	5,469,185	6,814,445
Banco Bilbao Vizcaya Argentaria, BBVA	4,818,896	5,442,705	6,139,803
Scotiabank Chile	4,096,541	3,922,448	4,376,069
Others	19,301,210	20,564,693	24,513,446
Total	68,938,045	74,953,981	87,946,500
_________
Source: The SBIF monthly consolidated financial information.

(1)  Excludes interbank loans and, for comparison purposes with other banks, the information is presented under standards issued by the SBIF.
(2) The amounts under IFRS for the years ended December 31, 2009, 2010 and 2011 were Ch$5,011,656.0 million, Ch$5,469,195.0 million and Ch$6,814,445.0 million, respectively.

Deposits

We had consolidated deposits of Ch$5,507,098.0 million (approximately US$ 10,609.3 million) as of December 31, 2011, which consisted of our current accounts, bankers’ drafts, savings accounts, time deposits and other commitments.  Our market share of 7.2% for deposits and other obligations as of such date ranks us in fourth place among private sector banks in Chile.

The following table sets forth the aggregate deposits for us and the five other private sector banks with the largest market share as of December 31 in each of the last three years:

	Bank Deposits and Other Obligations(1)
	As of December 31,
	2009	2010	2011
	(in millions Ch$)
Banco Santander-Chile	10,708,791	11,495,191	13,334,930
Banco de Chile	11,145,557	12,144,149	14,177,750
Bci	7,892,111	8,311,574	9,921,534
Banco Bilbao Vizcaya Argentaria, Chile (BBVA)	3,837,236	4,177,282	4,956,864
CORPBANCA(2)	3,812,315	4,312,518	5,507,098
Scotiabank Chile	2,195,789	2,386,368	2,647,362
Others	18,978,161	22,139,802	25,998,714
Total	58,569,960	64,966,884	76,544,252
______________
Source: The SBIF monthly consolidated financial information.

(1) For comparision purposes with other banks, the information is presented under standards issued by the SBIF.
(2) The amounts under IFRS for the years ended December 31, 2009, 2010 and 2011 were Ch$3,812,315.0 million, Ch$4,312,518.0 million and Ch$5,507,098.0 million, respectively.

Shareholders’ Equity

With Ch$643,218.0 million (approximately US$1,239.2 million) in shareholders’ equity (excluding net income and accrual for mandatory dividends), we were the 4th largest among private sector banks in Chile by this measure as of December 31, 2011.

The following table sets forth the level of shareholders’ equity for us and the five largest private sector banks in Chile (measured by shareholders’ equity) as of December 31 in each of the last three years:

	Shareholders’ Equity (1)(2) As of December 31,
	2009	2010	2011
	(in millions Ch$)
Banco Santander-Chile	1,787,692	2,006,754	1,730,464
Banco de Chile	1,573,264	1,646,630	1,569,871
Bci	944,382	1,105,789	1,039,160
CORPBANCA(3)	460,980	475,839	643,218
Scotiabank Chile	477,168	539,578	520,676
Banco Bilbao Vizcaya Argentaria, Chile	500,356	513,044	490,608
Others	2,711,292	2,783,897	2,798,073
Total	8,455,134	9,071,531	8,792,070

______________
Source: The SBIF monthly consolidated financial information.

(1)	Shareholders equity = Equity attributable to shareholders excluding net income and provision for mandatory dividend.
(2)	For comparision purposes with other banks, the information is presented under standards issued by the SBIF.
(3)
 The amounts under IFRS, excluding net income, non-controlling interest, and accrued for mandatory dividends, for the years ended December 31, 2009, 2010 and 2011 were Ch$463,711.0 million, Ch$486,286.0 million and Ch$657,506.0 million, respectively.

Regulation and Supervision

General

In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations, and together with financial companies, accept time deposits.  The principal authorities that regulate financial institutions in Chile are the SBIF and the Central Bank.  Chilean banks are primarily subject to the General Banking Law and secondarily, to the extent not inconsistent with such statute, the provisions of the Chilean Corporations Law governing public corporations, except for certain provisions which are expressly excluded.

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation.  The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to the General Banking Law.  That law, when amended in 2001, granted additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services.  Following the Chilean banking crisis of 1982 and 1983, the SBIF assumed control of 21 financial institutions representing approximately 51.0% of the total loans in the banking system.  As part of the solution to this crisis, the Central Bank permitted financial institutions to sell to it a certain portion of their distressed loan portfolios, at the book value of such loan portfolios.  Each institution then repurchased such loans at their economic value (which, in most cases, was much lower than the book value at which the Central Bank had acquired the loans) and the difference was to be repaid to the Central Bank out of future income.  Pursuant to Law No. 18,818, which was passed in 1989, this difference was converted into a subordinated obligation with no fixed term, known as deuda subordinada or subordinated debt, which in the event of liquidation of the institution, would be paid after the institution’s other debts had been paid in full.

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

The legal purpose of the Central Bank is to maintain the stability of the Chilean peso and the orderly functioning of Chile’s internal and external payment system.  The Central Bank’s powers include setting reserve requirements, regulating the amount of money and credit in circulation, establishing regulations and guidelines regarding finance companies, foreign exchange (including the Formal Exchange Market) and banks’ deposit-taking activities.

SBIF

Banks in Chile are supervised and controlled by the SBIF, an independent Chilean governmental agency.  The SBIF authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and other financial institutions.  Furthermore, in case of non-compliance with such legal and regulatory requirements, the SBIF has the ability to impose sanctions, including fines payable by the directors, managers and employees of a bank as well as the bank itself.  In extreme cases, it can by special resolution appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage a bank.  It must also approve any amendment to a bank’s by-laws or any increase in its capital.

The SBIF examines all banks from time to time, generally at least once a year.  Banks are also required to submit monthly financial statements to the SBIF, and a bank’s financial statements are published at least four times a year in a newspaper with countrywide coverage.  In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the SBIF.  Financial statements as of December 31 of any given year must be audited.  A bank’s annual financial statements and the opinion of its independent auditors must also be submitted to the SBIF for review.

Any person wishing to acquire, directly or indirectly, 10.0% or more of the share capital of a bank must obtain the prior approval of the SBIF.  The absence of such approval will cause the holder of such shares so acquired to lose the voting rights of such shares.  The SBIF may only refuse to grant its approval based on specific grounds set forth in the General Banking Law.

According to Article 35 bis of the General Banking Law, the prior authorization of the SBIF is required for:

·	the merger of two or more banks,

·	the acquisition of all or a substantial portion of a bank’s assets and liabilities,

·	the control by the same person, or controlling group, of two or more banks, or

·	a substantial increase in the share ownership of a bank by a controlling shareholder of that bank.

Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans (colocaciones), defined by the SBIF to be more than 15.0% of all loans in the Chilean banking system.  The intended purchase, merger or expansion may be denied by the SBIF.  Alternatively, a purchase, merger or expansion, when the acquiring bank or resulting group would own a market share in loans defined by the SBIF to be more than 20.0% of all loans in the Chilean banking system, may be conditioned on one or more of the following:

·	that the bank or banks maintain an effective net equity (as defined under “Capital Adequacy Requirements” below) higher than 8.0% and up to 14.0% of their risk weighted assets,

·	that the technical reserve established in Article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves, or

·	that the margin for interbank loans be diminished to 20.0% of the resulting bank’s effective net equity.

If the acquiring bank or resulting group would own a market share in loans defined by the SBIF to be more than 15.0% but less than 20.0%, the authorization will be conditioned on the bank or banks maintaining an effective net equity not lower than 10.0% of their risk-weighted assets for the time set forth by the SBIF, which may not be less than one year.  The calculation of risk-weighted assets is based on a five category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

Pursuant to the regulations of the SBIF, the following ownership disclosures are required:

·	banks are required to inform the SBIF of the identity of any person owning, directly or indirectly, 5.0% or more of such banks’ shares,

·	holders of ADSs must disclose to the depositary the identity of beneficial owners of ADSs registered under such holders’ names, and

·
the depositary is required to notify the bank as to the identity of beneficial owners of ADSs, who such depositary has registered and the bank, in turn, is required to notify the SBIF as to the identity of the beneficial owners of the ADSs representing 5.0% or more of such bank’s shares.

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the General Banking Law: making loans, accepting deposits, issue bonds, engage in international operations, perform specially entrusted activities (comisiones de confianza) and, subject to limitations, making investments and performing financial services related to banking.  Investments are restricted to real estate and physical asset for the bank’s own use, gold, foreign exchange and debt securities.  Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, mutual fund management, investment fund management, factoring, securitization, financial advisory and leasing activities.  Subject to specific limitations and the prior approval of the SBIF and the Central Bank, Chilean banks may own majority or minority interests in foreign banks.

On March 2, 2002, the Central Bank authorized banks to pay interest on checking accounts.  On March 20, 2002, the SBIF published guidelines establishing that beginning on June 1, 2002, banks could offer a new checking account product that pays interest.  The SBIF also stated that these accounts may be subject to minimum balance limits and different interest rates depending on average balances held in the account.  This product is optional and banks may charge fees for the use of this new product.  For banks with a solvency score of less than A, the Central Bank imposed additional caps on the interest rate that can be charged.

Deposit Insurance

In Chile, the government guarantees up to 90.0% of the aggregate amount of certain time and demand deposits savings held by individuals in the Chilean banking system.  The government guarantee covers those obligations with a maximum value of UF120.0 per person (Ch$2.7 million or US$5,153.9 as of December 31, 2011) in each calendar year.

Reserve Requirements

Deposits are subject to a reserve requirement of 9.0% for all demand deposits and obligations that are payable on demand, and 3.6% for time deposits and deposits in savings accounts in any currency of any term, judicially ordained deposits, and any other deposit (captación) for a term of up to one year.  For purposes of calculating this reserve requirement, banks are authorized to make daily deductions from their foreign currency denominated liabilities, the balance in foreign currency of certain loans and financial investments held outside of Chile, the most relevant of which include:

·	cash clearance account, which should be deducted from demand deposits for calculating reserve requirements;

·	certain payment orders issued by pension providers; and

·	the amount set aside for “technical reserve” (as described below), which can be deducted from reserve requirements.

The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which they are denominated) to implement monetary policy.  In addition, according to the General Banking Law and the regulations issued by the SBIF and the Central Bank, Chilean banks must maintain a technical reserve of 100.0% of all deposits and obligations a bank has acquired in its financial business that are payable on demand, except for obligations with other banks, whenever such deposits and obligations exceed 2.5 times their total effective net equity. This technical reserve must be calculated daily, and may be kept in local or foreign currency in Chile.  Deposits held in a special account, foreign currency deposits, overnight deposits and other documents issued by the Central Bank or the Chilean Treasury must be held with the Central Bank. A bank is not required to maintain the reserves described in the preceding paragraph for deposits and obligations subject to this technical reserve.

Minimum Capital

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000.0 (Ch$17,835.2 million or US$34.4 million as of December 31, 2011).  However, a bank may begin its operations with 50.0% of such amount, provided that it has a total capital ratio (defined as effective net equity as a percentage of risk weighted assets) of not less than 12.0%.  When such a bank’s paid-in capital reaches UF600,000.0 (Ch$13,376.4 million or US$25.8 million as of December 31, 2011) the total capital ratio required is reduced to 10.0%.

Capital Adequacy Requirements

The General Banking Law applies to the Chilean financial system, which is a modified version of the capital adequacy guidelines issued by the Basel Committee. It provides that the capital and reserves of a bank (“basic capital”) cannot be less than 3.0% of total assets net of allowances, and its “effective net equity” cannot be less than 8.0% of its risk-weighted assets net of required loan loss allowances.  For a discussion about our capital adequacy requirements imposed by the SBIF in connection with our proposed acquisition of Banco Santander Colombia see “Item 4—Information on the Company—History and Development of the Company—Banco Santander Colombia Acquisition.”

Basic capital is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital except that it does not include net income for the period.

Regulatory capital or “effective net equity” is defined as the aggregate of:

·	a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or basic capital;

·
its subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period commencing six years prior to maturity), for an amount up to 50.0% of its basic capital;

·	goodwill or premiums, paid balances and investments in companies that are not part of the consolidation, which shall be deducted; and

·	its voluntary allowances for loan losses for an amount of up to 1.25% of risk-weighted assets.

The General Banking Law contains a five-category risk classification system to be applied to bank assets that is based on the Basel Committee recommendations.

Starting in 2008, banks are able to include net income for the period as basic capital, net of a 30.0% deduction for minimum dividends accrued.

In 2009, the SBIF postponed the application of the third pillar of Basel II in Chile, which includes the implementation of capital limits with market risk and operational risk-weighted assets. These changes must be approved by Congress as it involves a modification to the General Banking Law.

Within the scope of Basel II in Chile, further changes in regulation may occur. See “Risk Factors—Risks Relating to Chile—Chile’s banking regulatory and capital markets environment is continually evolving and may change.”

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following:

·
a bank cannot extend to any entity or individual (or any one group of related entities), directly or indirectly, unsecured credit in an amount that exceeds 10.0% of the bank’s effective net equity, or in an amount that exceeds 30.0% (previously 25.0%) of its effective net equity if the excess over 10.0% (previously 5.0%) is secured by certain assets with a value equal to or higher than such excess.  In the case of foreign export trade financing, the ceiling for unsecured credits is also 10.0% (previously 5.0%) and the ceiling for secured credits is also established at 30.0%.  In the case of financing infrastructure projects built through the concession mechanism, the 10.0% (previously 5.0%) ceiling for unsecured credits is 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession, while the ceiling for secured credits remains at 30.0% (previously 25.0%),

·	a bank cannot extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its effective net equity,

·	a bank cannot directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank,

·	a bank cannot lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank, and

·
a bank cannot grant loans to related parties (including holders of more than 1.0% of its shares, except in the case of companies which are actively traded on the Santiago Stock Exchange, like CorpBanca, in which case the limit is 5.0%) on more favorable terms than those generally offered to non-related parties.  Loans granted to related parties are subject to the limitations described in the first bullet point above.  In addition, the aggregate amount of loans to related parties cannot exceed 5.0% of the bank’s effective net equity, or 25.0% if the excess thereof is secured by certain assets with a value equal to or greater than such excess, or by certain other collateral specified in the General Banking Law. The definitions of “related” and “group” for these purposes are determined by the SBIF.

To determine the lending limits with respect to a particular person, the obligations undertaken by partnerships in which the relevant person is an unlimited partner or by companies of any nature in which such person has more than 50.0% of their capital or receives more than 50.0% of their profits, will be accounted as obligations of such person.  Likewise, if the participation of the relevant person in a company is higher than 2.0% but not higher than 50.0% of its capital, then the obligations of such company will be accounted for as obligations of such person in proportion to its actual participation.  Finally, when there is a plurality of debtors of the same obligation, then the obligation will be deemed joint and several with respect to each and all of the debtors, unless expressly undertaken in other terms.

In addition, the General Banking Law limits the aggregate amount of loans that a bank may grant to its employees to 1.5% of its effective net equity, and provides that no individual employee may receive loans in excess of 10.0% of this 1.5% limit.  Notwithstanding these limitations, a bank may grant to each of its employees a single residential mortgage loan for personal use once during such employee’s term of employment.

Current Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses

Classification of Banks and Loan Portfolios

Solvency and Management

Chilean banks are classified into categories I through V based upon their solvency and management ratings.  This classification is confidential.

·	Category I: This category is reserved for financial institutions that have been rated level A in terms of solvency and management.

·
Category II:  This category is reserved for financial institutions that have been rated (1) level A in terms of solvency and level B in terms of management, (2) level B in terms of solvency and level A in terms of management, or (3) level B in terms of solvency and level B in terms of management.

·
Category III: This category is reserved for financial institutions that have been rated (1) level B in terms of solvency and level B in terms of management for two or more consecutive review periods, (2) level A in terms of solvency and level C in terms of management, or (3) level B in terms of solvency and level C in terms of management.

·
Category IV:  This category is reserved for financial institutions that are rated level A or B in terms of solvency and have been rated level C in terms of management for two or more consecutive review periods.

·	Category V: This category is reserved for financial institutions that have been rated level C in terms of solvency, irrespective of their management rating level.

A bank’s solvency rating is determined by its regulatory capital (after deducting accumulated losses during the financial year) to risk-weighted assets ratio.  This ratio is equal to or greater than 10.0% for level A banks, equal to or greater than 8.0% and less than 10.0% for level B banks and less than 8.0% for level C banks.

With respect to a bank’s management rating, level A banks are those that are not rated as level B or C.  Level B banks display some weakness in internal controls, information systems, response to risk, private risk rating or ability to manage contingency scenarios.  Level C banks display significant deficiencies in internal controls, information systems, response to risk, private risk rating or ability to manage contingency scenarios.

Credit Management and Loan Portfolios

Chilean banks are required to provide to the SBIF detailed information regarding their loan portfolio on a monthly basis.

The SBIF examines and evaluates each financial institution’s credit management process, including its compliance with the loan classification guidelines. Banks are classified into four categories: 1, 2, 3 and 4. Each bank’s category depends on the performance of the models and methods used by the bank to classify its loan portfolio, as determined by the SBIF. Category 1 banks are those banks whose methods and models are satisfactory to the SBIF. Category 1 banks will be entitled to continue using the same methods and models they have in place. A bank classified as a category 2 bank will have to maintain the minimum levels of reserves established by the SBIF while its board of directors will be made aware of the problems detected by the SBIF and required to take steps to correct them. Banks classified as categories 3 and 4 will have to maintain the minimum levels of reserves established by the SBIF until they are authorized by the SBIF to do otherwise. We are classified in category 1.

Under the classifications effective since January 1, 2004, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100.0% of the amount of the loan); and (iii) commercial loans (includes all loans other than consumer loans and residential mortgage loans).

In accordance with the regulations, which became effective as of January 1, 2004, the models and methods used to classify the loan portfolio of a bank must follow certain guiding principles, which have been established by the SBIF and approved by its board of directors.  In 2006, these models were improved and various changes introduced. Since then, not only have our internal provisioning models focused on non-performance, we have also introduced statistical models that take into account a borrower’s credit history and indebtedness levels. Group ratings that determine loan loss allowances based only on non-performance are being phased out and replaced by statistical scoring systems.

With respect to borrowers and loans, an individual analysis of the borrower is necessary if the borrower is a large or complex business, or one to which the bank has no previous exposure. Models based on the individual analysis of borrowers require that the bank assign a risk category level to each borrower and its respective loans.

Upon completion of this analysis, each borrower and loan must be classified in the normal risk (Categories A1, A2, A3, A4, A5, A6 and B) or above normal risk category levels (Categories C1, C2, C3, C4, D1 or D2). Categories A1, A2, A3, A4, A5 and A6 include borrowers with payment capacity sufficient to cover their loan obligations. They have no apparent credit risk and their payment capacity is not affected by unfavorable business, economic or financial situations. Category B includes borrowers with payment capacity sufficient to cover their loan obligations. While they present some risk, their payment capacity is not affected by unfavorable business, economic or financial situations. Categories C1, C2, C3, C4, D1 or D2 include borrowers who have insufficient payment capacity to cover their loan obligations under normal circumstances.

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

In accordance with the regulations in force until December 31, 2011, the models and methods used to classify our loan portfolio must conform to the guiding principles summarized below.

Models Based on the Analysis of Commercial Borrowers Analyzed on an Individual Basis.  Current regulations require that all commercial loans of Ch$200.0 million or more, as well as commercial loans to other clients that because of their size, complexity or exposure need to be analyzed with more detail, should be assigned to a risk category level, determined by considering the following risk factors: the borrower’s (i) industry or sector, (ii) owners or managers, (iii) access to credit, (iv) payment capacity, (v) payment behavior, and (vi) net worth.  Based upon the analysis of such risk factors, the loan will be assigned to one of the risk categories.  If the borrower has no apparent credit risk, the loan will be classified as either A1, A2, A3, A4, A5 or A6.  The loan will be classified as B1, B2, B3, or B4 if the borrower has some credit risk but no apparent deterioration of payment capacity. Finally, if the borrower has diminished or impaired capacity to repay its loans, it will be classified as either C1, C2, C3, C4, C5 or C6.

For loans classified as A1, A2, A3, A4, A5 or A6 and B1, B2, B3, or B4, the board of directors of a bank is authorized to determine the levels of required allowances.  For loans classified in Categories C1, C2, C3, C4, C5 or C6, the bank must have the following levels of allowances:

Classification	Estimated range of loss	Allowance
C1	Up to and including 3%	2%
C2	More than 3% up to 20%	10%
C3	More than 20% up to 30%	25%
C4	More than 30% up to 50%	40%
C5	More than 50% up to 80%	65%
C6	More than 80%	90%

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

Obligations Denominated in Chilean Pesos and Foreign Currencies.  Chilean peso and foreign currency denominated obligations of Chilean banks are subject to three requirements:

·	a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits,

·	exposures to market risk, including foreign currency risk, are incorporate into Basel Capital Requirements, and

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

Provisioning Requirements for Consumer Lending

Pursuant to provisioning requirements for consumer lending established by the SBIF, a bank must review the credit rating of all loans made to a particular borrower if the bank renegotiates any loan with that borrower. In addition, a bank must classify all consumer loans of a single borrower according to the borrower’s worst-rated loan. Finally, a bank must establish and abide by more stringent follow-up procedures relating to a borrower’s consumer loans with other financial institutions. A bank, for example, must automatically review a borrower’s rating when the borrower’s records display a non-performing loan or other kind of negative credit behavior in the databases of the SBIF or private information services, even if the borrower is not in default vis-à-vis the bank.

Capital Markets

Under the General Banking Law, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities.  Likewise, banks in Chile may place and underwrite certain equity securities.  Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as in financial leasing, mutual fund and investment fund administration, investment advisory services and merger and acquisition services.  These subsidiaries are regulated by the SBIF and, in some cases, also by the Chilean Superintendency of Securities and Insurance, the regulator of the Chilean securities market and of open-stock (public) corporations.

The Reformas al Mercado de Capitales III (known as MK3) recently approved by the Chilean Congress, includes, among other things, the possibility for non-Chilean banks with representative offices in Chile to promote the credit products of their headquarters directly. Before this reform, representative offices of non-Chilean Banks were only able to act as intermediaries between their parent companies and local companies.

Subsidiaries and Affiliated Companies

Chilean banks are authorized to create subsidiaries to engage in (1) brokerage of securities, (2) management of mutual funds, investment funds, offshore funds, housing funds or all the foregoing, (3) insurance brokerage, (4) leasing operations, (5) factoring operations, (6) securitization, (7) financial advisory, (8) custody and transportation of funds, (9) provision of other financial services as authorized by the SBIF, (10) real estate leasing, and (11) social security advice. These subsidiaries are regulated by the SBIF except for the cases referred to in (1), (2), (3) and (4) in which the SBIF may request information but the entities are regulated by the SVS or, with respect to social security, by the Superintendencia de Pensiones (the Superintendency of Pensions). Currently, banks are not authorized to create or engage in the business of insurance companies (other than brokers) and pension funds or health insurance administrators.

Banks may also create and participate in companies exclusively destined to the carrying out of activities in support of the main banking operations, such as credit card or debit card operators.

Legal Provisions Regarding Banking Institutions with Economic Difficulties

Chilean banks may not be declared bankrupt, except when undergoing voluntary liquidation.  The General Banking Law provides that if specified adverse circumstances exist at any bank, its board of directors must correct the situation within 30 days from the date of receipt of the relevant financial statements.  If the board of directors is unable to do so, it must call a special shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability.  If the shareholders reject the capital increase, or if it is not effected within the term and in the manner agreed to at the meeting, or if the SBIF does not approve the board of directors proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the board of directors and from making any further investments in any instrument other than in instruments issued by the Central Bank.  In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations or if a bank is under provisional administration of the SBIF, the General Banking Law provides that the bank may receive a two-year term loan from another bank.  The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the SBIF, but need not be submitted to the borrowing bank’s shareholders for their approval.  In any event, a creditor bank cannot grant interbank loans to an insolvent bank in an amount exceeding 25.0% of the creditor bank’s effective net equity.  The board of directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, forgive debts or take other measures for the payment of the debts.  If the board of directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common shares in the amount required for the ratio of effective net equity to risk-weighted assets not to be lower than 12.0%.  If a bank fails to pay an obligation, it must notify the SBIF, which shall determine if the bank is solvent.

Dissolution and Liquidation of Banks

The SBIF may establish that a bank must be liquidated for the benefit of its depositors or other creditors when such bank does not have the necessary solvency to continue its operations.  In such case, the SBIF must revoke a bank’s authorization to exist and order its mandatory liquidation, subject to agreement by the Central Bank.  The SBIF must also revoke a bank’s authorization if the reorganization plan of such bank has been rejected twice.  The resolution by the SBIF must state the reason for ordering the liquidation and must name a liquidator, unless the Superintendent of Banks assumes this responsibility.  When a liquidation is declared, all checking accounts, other demand deposits received in the ordinary course of business, other deposits unconditionally payable immediately are required to be paid by using existing funds of the bank, its deposits with the Central Bank or its investments in instruments that represent its reserves.

If these funds are insufficient to pay these obligations, the liquidator may seize the rest of the bank’s assets, as needed.  If necessary and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations.  Any such loans are preferential to any claims of other creditors of the liquidated bank.

Investments in Foreign Securities

Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain foreign currency securities.  Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would support the bank’s business if such companies were incorporated in Chile.  Banks in Chile may also invest in debt securities traded in formal secondary markets.  Banks in Chile may invest up to 5.0% of its effective net equity in such debt securities, in the event such debt securities qualify as securities issued or guaranteed by (1) foreign sovereign states or their central banks or (2) other foreign or international financial institutions of which the Republic of Chile is a member.   Such foreign currency securities must have a minimum rating as follows:

Rating Agency	Short Term	Long Term
Moody’s	P2	Baa3
Standard and Poor’s	A3	BBB-
Fitch IBCA	F2	BBB-

A Chilean bank may invest in securities having a minimum rating as follows, provided that in case the total amount of these investments exceeds 20.0%, (or 30.0% for banks with a BIS ratio equal or exceeding 10.0%), of the effective net equity of the bank, a provision of 100.0% of the excess shall be established by the bank:

Rating Agency	Short Term	Long Term
Moody’s	P2	Ba3
Standard and Poor’s	A3	BB-
Fitch IBCA	F2	BB-

If investments in these securities and certain loans referred to below exceed 70.0% of the effective net equity of the bank, a provision for 100.0% of the excess shall be established, unless the excess, up to 70.0% of the bank’s effective net equity, is invested in securities having a minimum rating as follows:

Additionally, a Chilean bank may invest in foreign securities, with ratings equal to or exceeding those set forth in Table 3 below, in: (1) term deposits with foreign banks, subject to a limit of up  to 30.0% of the effective net equity of the Chilean bank that makes the investment; and (2) securities issued or guaranteed by sovereign states or their central banks or those securities issued or guaranteed by international institutions of which Chile is a part, subject to a limit of up to 50.0%of the effective net equity of the Chilean bank.

Rating Agency	Short Term	Long Term
Moody’s	P1	Aa3
Standard and Poor’s	A1+	AA-
Fitch IBCA	F1+	AA-

Subject to specific conditions, a bank may grant loans in dollars to subsidiaries or branches of Chilean companies located abroad, to companies listed on foreign stock exchanges authorized by the Central Bank and, in general, to individuals and entities domiciled abroad, as long as the Central Bank is kept informed of such activities.  A bank may also grant loans in dollars to finance exports to or from Chile.

In the event that the sum of the investments of a bank in foreign currency and of the commercial and foreign trade loans granted to foreign individuals and entities exceeds 70.0% of the effective net equity of such bank, the excess is subject to a mandatory reserve of 100.0%.

The Bicentennial Capital Markets Agenda

In May 2010, the Chilean government announced a new capital markets reform entitled “Bicentennial Capital Markets Agenda” (Agenda del Mercado de Capitales Bicentenario), which the Chilean government intends to implement through various legislative initiatives and administrative reforms. The agenda seeks to further enhance the international integration of Chile’s financial market, create a regulatory framework that fosters innovation and entrepreneurship, continue the adoption of the best international practices on competition, supervision and transparency, increase the depth and liquidity of the financial system and widen its access to it.

The main features of this new agenda include:

·	the regulation and reform of the tax treatment of the fixed-income, derivatives and the administration of funds;

·	the creation of a national financial consumer agency to protect customers of financial services;

·	the adoption of legislative measures to reduce cyclical variations in the credit supply and render the system more secure, solvent and liquid;

·
the creation of incentives to encourage transparency and proper price formation by allowing the integration of local stock exchanges with others in Latin America, increasing price information in the foreign exchange market, certificating financial professionals and limiting use of market-sensitive information;

·	the adoption of measures to strengthen the governance of the SVS and increasing the autonomy of the SBIF;

·	the reform of the Bankruptcy Law;

·
the improvement of access of individuals and small- and medium-size business to the capital markets, increase bank penetration, reduce the costs associated with initial public offerings and create new incentives for innovation and venture capital; and

·	the development of new markets and financial products that result in lower-cost financing alternatives.

Implementation of this agenda is underway. Several administrative measures, such as the creation of the Financial Stability Council, were adopted. Some bills of law remain under discussion in Congress, such as the bill on competition in the financial system.

Financial Stability Council

Decree No. 953 of 2011 of the Ministry of Finance created a Financial Stability Council composed by the three different superintendents with powers over the financial market (SVS, SBIF and the Superintendent of Pensions, or SAFP). The main purpose of the Financial Stability Council is for these different market regulators to exchange information and oversee the financial market as a whole.

Anti-Money Laundering, Anti-Terrorist Financing and Foreign Corrupt Practices Act Regulations

United States

We, as a foreign private issuer whose securities are registered under the U.S. Securities Exchange Act of 1934, are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”). The FCPA generally prohibits such issuers and their directors, officers, employees and agents from using any means or instrumentality of U.S. interstate commerce in furtherance of any offer or payment of money to any foreign official or political party for the purpose of influencing a decision of such person in order to obtain or retain business. It also requires that the issuer maintain books and records and a system of internal accounting controls sufficient to provide reasonable assurance that accountability of assets is maintained and accurate financial statements can be prepared. Penalties, fines and imprisonment of our officers and/or directors can be imposed for violations of the FCPA.  Furthermore, we may be subject to a variety of U.S. anti-money laundering and anti-terrorist financing laws and regulations, such as the Bank Secrecy Act of 1970, as amended, and the USA PATRIOT ACT of 2001, as amended, and a violation of such laws and regulations may result in substantial penalties, fines and imprisonment of our officers and/or directors.

Chile

The Anti-Money Laundering Act (the "AML Act") requires banks, among others, to report any “suspicious transactions or activities” that they may become aware of in the ordinary course of their businesses to the Unidad de Análisis Financiero (Chilean Financial Analysis Unit), or FAU. “Suspicious activities or transactions” are defined by the AML Act as any act, operation or transaction that, in accordance with the uses and customs of the relevant activity, is considered unusual or devoid of apparent economic or legal justification, whether carried out in an isolated or recurrent basis.

In accordance with the AML Act, banks must keep special records for any transaction in cash for amounts exceeding UF 450, and report them to the FAU if so required by the latter authority.

With regard to Chilean banks the SBIF has also provided guidelines for banks to set up an AML and CFT (Combating Financing of Terrorism) prevention system applicable in their ordinary course of business, which must take into consideration the volume and complexity of their transactions, including their affiliates and supporting entities, and their international presence. In case of non-compliance of these guidelines, the SBIF may impose administrative sanctions upon the infringing bank such as fines and warnings. Among other requirements, such system shall include at least (1) “know your customer” policies, (2) a manual of policies and procedures, (3) the appointment of a compliance officer, and (4) all necessary technological tools to develop red-flag systems to identify and detect unusual operations.  For more information on our Anti-Money Laundering Committee, see “Management.”

Recent Regulatory Developments

Capital Adequacy Requirements

In line with the future adoption of Basel II regulations in Chile, in 2010 the SBIF disclosed a proposal to increase the minimum regulatory capital ratio from the current 8.0% to 10.0%. This change requires an amendment to the General Banking Law by Congress. Although as of December 31, 2011, we had a regulatory capital ratio of 11.7%, this change, if adopted, could require us to inject additional capital in our business in the future.

Universal credits

Banks, insurance companies, retailers and other financial institutions are now required to inform their customers of the all-in costs of the financial services on standardized terms allowing their customers to compare the cost of the products offered by them.

Consumer Protection

In December 2011, the Consumer Protection Act was amended to include provisions applicable to financial services and products.  According to this amendment any agreement for financial services or products that a bank enters into with a consumer shall, among others, (1) include a detailed breakdown of all the charges, fees, costs and tariffs that form part of the price, including those associated thereto although not directly part of the price, or that are part of other products simultaneously contracted; (2) expressly provide for the events of early termination, a reasonable cure period and the manner in which the termination will be informed to the consumer; and (3) allow for the early termination of the agreement in the sole and absolute discretion of the customer; provided it has paid in full all the obligations, including any cost for the early termination.  In addition, the consumers are entitled, among others, to (1) receive information about the total cost of the product or service, (2) be informed on the reasons why they have been rejected; (3) know the objective conditions provided to have access to a financial product. At this time, it is not possible to determine the impact of these requirements and rights on us.

Ley DICOM

In February 2012, Law No. 20,575 ("Ley DICOM") was enacted in order to restrict the use of private and personal economic, financial, banking and commercial information of customers set forth in Law No. 19,628 on Protection of Privacy, which is supplemented by Ley DICOM. This new law (i) provides that this data can only be shared with established businesses and companies that engage in risk assessment in order to assess business risk and credit process review; (ii) prohibits the request of this data in connection with recruitment for employment, admission to preschool, school or higher education, medical attention or nomination for a public position; (iii) allows the owners of the data to request distributors of personal information certifications for purposes other than credit process review, in which case the distributor must issue a certificate containing the overdue obligations of the applicant; (iv) prohibits the sharing or reporting of information related to obligations renegotiated, novated or pending in certain forms as well as debts incurred by users of the toll road concessions; (v) requires the distributors of economic, financial, banking and business information to have a system that records the access and delivery of background information contained in them, identifies the name of the person who has requested such information and the reason, date and time of the request; (vi) allows the owners of the information contained in such record to access the registry, free of charge, every four months, to check the information for the last 12 months; (vii) introduces mechanisms to facilitate the exercise of the rights of the holders of the information by imposing on the distributor or responsible party of the data bank the obligation to evidence compliance with Ley DICOM and (viii) obligates the deletion of unpaid obligations reported through December 31, 2011, provided that the total debts registered by such debtor are for an amount less than Ch$2,500,000.0, for capital, excluding interest, adjustments or any other item. We do not expect Ley DICOM to have a significant impact on our business or our commercial practices because we have anticipated the changes it introduced, to a large extent, by adjusting the information base and the relevant parameters used in our credit risk-assessment models for granting loans.

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our financial statements as well as “Item 5. Operating and Financial Review and Prospects”.  Unless otherwise indicated, financial data in the following tables as of December 31, 2009, 2010 and 2011 has been expressed in Chilean pesos as of December 31, 2011.  The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s consumer price index ("CPI").

Our consolidated annual financial statements as of and for the year ended December 31, 2011 have been prepared in accordance with IFRS as issued by the IASB.  The selected consolidated financial information included herein as of and for the year ended December 31, 2011, together with the selected consolidated financial information for the year ended December 31, 2009 and 2010, is derived from, and presented on the same basis as, our consolidated financial statements and should be read together with the consolidated financial statements.

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

Average Balance Sheets, Income Earned From Interest-Earning Assets and Interest Paid on Interest Bearing Liabilities

The average balances for interest-earning assets and interest bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of daily balances on an unconsolidated basis.  Unless otherwise set forth herein, such average balances as they apply to the operations of our subsidiaries were calculated on the basis of month-end balances.  Such average balances are presented in Chilean pesos, in UFs and in foreign currencies (principally US$).

The nominal interest rate has been calculated by dividing the amount of interest and principal readjustment due to changes in the UF index (gain or loss) during the period by the related average balance, both amounts expressed in Chilean pesos.  The nominal rates calculated for each period have been converted into real rates using the following formulas:

Rp=	1 + Np	-1	Rd=	(1 + Nd)(1 + D)	-1
	1 + 1			1 + 1

Where:

Rp= real average rate for Chilean peso-denominated assets and liabilities (in Ch$ and UF) for the period,

Rd= real average rate for foreign currency denominated assets and liabilities for the period,

Np= average nominal rate for Chilean peso-denominated assets and liabilities for the period,

Nd= average nominal rate for foreign currency denominated assets and liabilities for the period,

D= devaluation rate of the Chilean peso to the U.S. dollar for the period, and

I= inflation rate in Chile for the period (based on the variation of the Chilean consumer price index).

The real interest rate can be negative for a portfolio of Chilean peso-denominated loans when the inflation rate for the period is higher than the average nominal rate of the loan portfolio for the same period.  A similar effect could occur for a portfolio of foreign currency denominated loans when the inflation rate for the period is higher than the sum of the devaluation rate for the period and the corresponding average nominal rate of the portfolio.  The formula for the average real rate for foreign currency denominated assets and liabilities (Rd) reflects a gain or loss in purchasing power caused by the difference between the devaluation rate of the Chilean peso and the inflation rate in Chile during the period.

The following example illustrates the calculation of the real interest rate for a dollar-denominated asset bearing a nominal annual interest rate of 10.0% (Nd = 0.10), assuming a 5.0% annual devaluation rate (D = 0.05) and a 12.0% annual inflation rate (I = 0.12):

Rd=	(1 + 0.10)(1 + 0.05)	– 1 = 3.125% per year
1 + 0.12

In the example, since the inflation rate was higher than the devaluation rate, the real rate is lower than the nominal rate in dollars.  If, for example, the annual devaluation rate were 15.0%, using the same numbers, the real rate in Chilean pesos would be 12.9%, which is higher than the nominal rate in U.S. dollars.  Using the initial example, if the annual inflation rate were greater than 15.5%, the real rate would be negative.

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

·	Penalty interest is not recognized on past due payments (loans with more than one payment) or past due loans (one payment).

·	The interest earned from past due loans is only the proportion of interest earned on each of these payments. We do not accrue penalty interest on these payments.

·	Loans that are not yet 90 days or more overdue have been included in each of the various categories of loans, and affect the various averages.

·	Non-performing commercial loans (those loans which do not accrue interest) consist of loans included in Categories C4-C6 and loans (or portions thereof) that are overdue.

·
Included in loans and receivables to banks are interbank deposits maintained in the Central Bank and foreign banks.  Such assets have a distorting effect on the average interest rate earned on total interest-earning assets because currently balances maintained in Chilean peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes.  Additionally, this account includes interest earned by overnight investments.  Consequently, the average interest earned on such assets is comparatively low.  We maintain these deposits in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income.

·
The monetary gain or loss on interest-earning assets and interest bearing liabilities is not included as a component of interest income or interest expense because inflation effects are taken into account in the calculation of real interest rates.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal rates and rates for our assets and liabilities for the years ended December 31, 2009, 2010 and 2011:
	Year ended December 31,
	2009				2010				2011
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in millions of Ch$ except for percentages)
ASSETS
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	Ch$46,869	Ch$ 607	1.3%	3.7%	Ch$ 55,676	Ch$ 1,165	2.1%	(0.4)%	Ch$63,919	Ch$ 1,921	3.0%	(0.9)%
UF	–	–	–	–	–	–	–	–	–	–	–	–
Foreign currency	19,433	1	–	22.8%	23,826	–	–	5.4%	29,122	–	–	6.8%
Total	66,302	608	1.3%	9.3%	79,502	1,165	2.1%	1.3%	93,041	1,921	3.0%	1.5%

Financial investments
Ch$	303,421	12,651	4.2%	6.6%	294,380	13,337	4.5%	2.0%	153,956	8,155	5.3%	1.3%
UF	211,645	(158)	(0.1)%	2.3%	476,548	22,354	4.7%	2.1%	562,021	35,198	6.3%	2.3%
Foreign currency	764	41	5.4%	29.4%	12,430	665	5.3%	11.0%	33,420	1,743	5.2%	12.4%
Total	515,830	12,534	2.4%	4.9%	783,358	36,356	4.6%	2.2%	749,467	45,096	6.0%	2.5%

Total loans
Ch$	2,293,329	226,195	9.9%	12.5%	2,561,426	190,973	7.5%	4.8%	2,495,764	237,702	9.5%	5.4%
UF	1,872,318	48,773	2.6%	5.0%	1,950,937	134,843	6.9%	4.3%	2,516,218	209,996	8.3%	4.3%
Foreign currency	589,725	23,782	4.0%	27.8%	654,252	18,731	2.9%	8.4%	822,164	23,159	2.8%	9.8%
Total	4,755,372	298,750	6.3%	11.4%	5,166,615	344,547	6.7%	5.1%	5,834,146	470,857	8.1%	5.5%

Interbank loans
Ch$	7,660	29	0.4%	2.7%	50,303	51	0.1%	(2.3)%	95,575	1,280	1.3%	(2.5%)
UF	–	–	–	–	–	–	–	–	–	–	–	–
Foreign currency	17,062	379	2.2%	25.6%	31,426	678	2.2%	7.6%	70,462	1,704	2.4%	9.4%
Total	24,722	408	1.7%	18.5%	81,729	729	0.9%	1.5%	166,037	2,984	1.8%	2.6%

Investment under resale agreements
Ch$	43,779	1,734	4.0%	6.4%	52,479	2,861	5.5%	2.9%	52,424	3,001	5.7%	1.8%
UF	–	–	–	–	16,852	746	–	1.9%	1,813	18	1.0%	(2.8%)
Foreign currency	–	–	–	–	1,909	15	–	–	1,176	16	1.4%	(2.4%)
Total	43,779	1,734	4.0%	6.4%	71,240	3,622	5.1%	1.7%	55,413	3,035	5.5%	1.5%

Other interest earning assets
Ch$	–	–	–	–	–	–	–	–	–	–	–	–
UF	–	–	–	–	–	–	–	–	–	–	–	–
Foreign currency	37,286	81	0.2%	23.1%	20,406	1,220	6.0%	11.7%	122,226	4,729	3.9%	11.0%
Total	37,286	81	0.2%	23.1%	20,406	1,220	6.0%	11.7%	122,226	4,729	3.9%	11.0%

Total interest earning assets
Ch$	2,695,058	241,217	9.0%	11.5%	3,014,264	208,387	6.9%	4.3%	2,861,638	252,059	8.8%	4.7%
UF	2,083,963	48,615	2.3%	4.7%	2,444,337	157,943	6.5%	3.9%	3,080,122	245,212	8.0%	3.9%
Foreign currency	664,270	24,283	3.7%	27.3%	744,249	21,309	2.9%	8.4%	1,078,570	31,351	2.9%	9.9%

Total	Ch$5,443,291	Ch$ 314,115	5.8%	10.9%	Ch$ 6,202,850	Ch$ 387,639	6.2%	4.6%	Ch$7,020,330	Ch$528,622	7.5%	5.2%

	Year ended December 31
	2009				2010				2011
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in millions of Ch$ except for percentages)
NON-INTEREST EARNING ASSETS
Cash
Ch$	Ch$ 151,745				Ch$ 188,210				Ch$ 222,333
UF	–				–				–
Foreign currency	49,267				57,044				76,004
Total	201,012				245,254				298,337

Allowance for loan losses
Ch$	85,807				98,434				102,788
UF	–				–				–
Foreign currency	14				146				391
Total	85,821				98,580				103,179

Property, plant and equipment
Ch$	52,567				55,310				55,184
UF	–				–				–
Foreign currency	62				96				104
Total	52,629				55,406				55,287

Derivatives
Ch$	127,946				152,774				231,888
UF	–				–				–
Foreign currency	–				17				1,157
Total	127,946				152,791				233,044

Other assets
Ch$	331,505				386,693				407,913
UF	52,243				61,272				51,811
Foreign currency	(186,134)				(201,388)				18,704
Total	197,614				246,577				478,429

Total non-interest earning assets
Ch$	749,570				684,553				814,530
UF	52,243				61,272				51,811
Foreign currency	(136,791)				(144,377)				95,578
Total	665,022				601,448				961,919

Total assets (1)
Ch$	3,444,628	241,217			3,698,817	208,387			3,676,168	252,059
UF	2,136,206	48,615			2,505,609	157,943			3,131,933	245,212
Foreign currency	527,479	24,283			599,872	21,309			1,174,148	31,351
Total Ch$	Ch$ 6,108,313	Ch$ 314,115			Ch$ 6,804,298	Ch$ 387,639			Ch$ 7,982,249	Ch$ 528,622

(1)	Represents total of interest earning and non-interest earning assets.

	Year ended December 31,
	2009					2010				2011
	Average Balance		Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate
	(in millions of Ch$ except for percentages)
LIABILITIES
INTEREST BEARING LIABILITIES
Time deposits
Ch$	Ch$	2,346,380	Ch$82,425	3.5%	6.0%	Ch$2,676,020	Ch$63,195	2.4%	(0.1)%	Ch$43,154,752	Ch$179,666	5.7%	1.7%
UF		386,127	(1,848)	(0.5)%	1.9%	348,666	15,257	4.4%	1.8%	292,358	18,171	6.2%	2.2%
Foreign currency		473,394	10,145	2.1%	25.5%	523,158	7,523	1.4%	6.9%	552,498	6,781	1.2%	8.1%
Total		3,205,901	90,722	2.8%	8.3%	3,547,844	85,975	2.4%	1.1%	3,999,608	204,618	5.1%	2.7%

Central Bank borrowings
Ch$		8,386	205	2.4%	4.9%	1,274	115	9.0%	6.3%	–	–	–	–
UF		–	–	–	–	–	–	–	–	–	–	–	–
Foreign currency		–	–	–	–	–	–	–	–	–	–	–	–
Total		8,386	205	2.4%	4.9%	1,274	115	9.0%	6.3%	–	–	–	–

Repurchase agreements
Ch$		267,061	4,275	1.6%	4.0%	422,140	4,847	1.1%	(1.3)%	161,020	8,147	5.1%	1.1%
UF		–	–	–	–	2,157	54	2.5%	–	2,629	315	12.0%	7.8%
Foreign currency		–	–	–	–	–	–	–	–	–	–	–	–
Total		267,061	4,275	1.6%	4.0%	424,297	4,901	1.2%	(1.3%)	163,649	8,462	5.2%	1.2%

Mortgage finance bonds
Ch$		226	5	2.2%	4.6%	208	4	1.9%	(0.6)%	188	3	1.6%	(2.2%)
UF		296,952	5,304	1.8%	4.2%	246,470	16,424	6.7%	4.1%	198,297	15,965	8.1%	4.0%
Foreign currency		–	–	–	–	–	–	–	–	–	–	–	–
Total		297,178	5,309	1.8%	4.2%	246,678	16,428	6.7%	4.1%	198,485	15,968	8.0%	4.0%

Bonds
Ch$		–	–	–	–	–	–	–	–	36,366	6,632	18.2%	13.8%
UF		472,516	7,830	1.7%	4.1%	712,624	46,225	6.5%	3.9%	1,162,123	85,845	7.4%	3.4%
Foreign currency		–	–	–	–	32,943	109	0.3%	5.7%	8,933	137	1.5%	(2.3%)
Total		472,516	7,830	1.7%	4.1%	745,567	46,334	6.2%	4.0%	1,207,422	92,614	7.7%	3.6%

Other interest bearing liabilities
Ch$		101,834	3,217	3.2%	5.6%	360,261	1,469	0.4%	(2.0)%	366,949	4,549	1.2%	(2.6%)
UF		28,623	135	0.5%	2.8%	26,529	1,924	7.3%	4.6%	22,679	2,409	10.6%	6.5%
Foreign currency		363,218	9,034	2.5%	25.6%	413,472	6,083	1.5%	6.9%	649,637	7,002	1.1%	(2.7%)
Total		493,675	12,386	2.5%	20.4%	800,262	9,476	1.2%	2.8%	1,039,265	13,960	1.3%	(2.5%)

Total interest bearing liabilities
Ch$		2,723,887	90,127	3.3%	5.7%	3,445,962	69,630	2.3%	(0.2)%	3,719,275	198,997	2.3%	(1.5%)
UF		1,184,218	11,421	1.0%	3.3%	1,336,446	79,884	5.3%	2.8%	1,678,086	122,705	5.7%	1.7%
Foreign currency		836,612	19,179	2.3%	25.6%	983,515	13,715	1.4%	6.8%	1,211,068	13,920	1.1%	(2.6%)
Total	Ch$4,744,717		Ch$120,727	2.5%	8.7%	Ch$ 5,765,923	Ch$163,229	2.8%	1.7%	Ch$6,608,429	Ch$335,622	5.1%	(0.9%)

	Year ended December 31,
	2009				2010				2011
	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate
	(in millions of Ch$ except for percentages)

NON-INTEREST EARNING LIABILITIES
Non-interest-bearing demand deposits
Ch$	Ch$192,530				Ch$243,704				Ch$282,470
UF	1,030				1,738				2,202
Foreign currency	47,960				64,432				100,146
Total	241,520				309,874				384,818

Derivatives

Ch$	120,064				125,363				161,012
UF	–				–				–
Foreign currency	–				4				1,362
Total	120,064				125,367				162,374

Other non-interest-bearing

Ch$	504,364				94,048				221,532
UF	–				–				1,933
Foreign currency	29,713				798				4,690
Total	534,077				94,846				228,155

Shareholders’ equity
Ch$	467,935				508,289				598,474
UF	–				–				–
Foreign currency	–				–				–
Total	467,935				508,289				598,474

Total non-interest-bearing liabilities and shareholders’ equity
Ch$	1,284,893				971,404				1,263,488
UF	1,030				1,738				4,135
Foreign currency	77,673				65,234				106,198
Total	1,363,596				1,038,376				1,373,821

Total liabilities and shareholders’ equity (1)
Ch$	4,008,780	90,127			4,417,365	69,630			4,982,763	198,997
UF	1,185,248	11,421			1,338,183	79,884			1,682,221	122,705
Foreign currency	914,285	19,179			1,048,749	13,715			1,317,266	13,920
Total	Ch$6,108,313	Ch$120,727			Ch$6,804,298	Ch$163,229			Ch$7,982,250	Ch$335,622
_______________

(1)           Represents total of interest bearing and non-interest bearing liabilities and shareholders’ equity.

Interest-earning Assets—Net Interest Margin

The following tables analyze, by currency of denomination, our levels of average interest-earning assets and net interest, and illustrate the comparative margins obtained, for each of the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
	(in millions of Ch$ except for percentages)
Total average interest earning assets
Ch$	Ch$ 2,695,058	Ch$ 3,014,264	Ch$ 2,861,638
UF	2,083,963	2,444,337	3,080,122
Foreign currency	664,270	744,249	1,078,570
Total	Ch$ 5,443,291	Ch$6,202,850	Ch$7,020,330

Net interest earned (1)
Ch$	Ch$151,090	Ch$138,757	Ch$53,062
UF	37,194	78,059	122,507
Foreign currency	5,104	7,594	17,431
Total	Ch$193,388	Ch$224,410	Ch$193,000

Net interest margin, nominal basis (2)
Ch$	5.6%	4.6%	1.9%
UF	1.8%	3.2%	4.0%
Foreign currency	0.8%	1.0%	1.6%
Total	3.6%	3.6%	2.7%

______________

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income and Interest Expense—Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our net interest income between changes in the average volume of interest-earning assets and interest bearing liabilities and changes in their respective nominal interest rates from 2009 to 2010 and 2010 to 2011.  Volume and rate variances have been calculated based on movements in average balances over the year and changes in nominal interest rates, average interest-earning assets and average interest bearing liabilities.  The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Increase (Decrease) from 2009 to 2010 due to changes in
	Volume	Rate	Rate and Volume	Net change from 2010 to 2011
ASSETS	(in millions of Ch$)

INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	114	4	440	558
UF	–	–	–	–
Foreign currency	–	–	(1)	(1)
Total	114	4	439	557

Financial investments
Ch$	(377)	11	1,052	686
UF	(198)	101	22,608	22,511
Foreign currency	630	–	(6)	624
Total	55	112	23,654	23,821

Total Loans
Ch$	26,443	(552)	(61,113)	(35,222)
UF	2,048	806	83,216	86,070
Foreign currency	2,602	(69)	(7,584)	(5,051)
Total	31,093	185	14,519	45,797

Interbank loans
Ch$	161	–	(140)	21
UF	–	–	–	–
Foreign currency	319	–	(20)	299
Total	480	–	(160)	320

Investment under resale agreements
Ch$	345	7	776	1,128
UF	–	–	746	746
Foreign currency	–	–	15	15
Total	345	7	1,537	1,889

Other interest earning assets
Ch$	–	–	–	–
UF	–	–	–	–
Foreign currency	(37)	21	1,153	1,137
Total	(37)	21	1,153	1,137

Total iterest earning assets
Ch$	26,686	(530)	(58,985)	(32,829)
UF	1,850	907	106,570	109,327
Foreign currency	3,514	(48)	(6,443)	(2,977)
Total	32,050	329	41,142	73,521

	Increase (Decrease) from 2009 to 2010 due to changes in			Net change from 2009 to 2010
	Volume	Rate	Rate and Volume
	(in millions of Ch$)

INTEREST BEARING LIABILITIES
Time Deposits
Ch$	Ch$11,580	Ch$ (270)	Ch$ (30,539)	Ch$ (19,229)
UF	179	187	16,738	17,104
Foreign currency	1,066	(33)	(3,655)	(2,622)
Total	12,825	(116)	(17,456)	(4,747)

Central Bank borrowings
Ch$	(174)	6	78	(90)
UF	–	–	–	–
Foreign currency	–	–	–	–
Total	(174)	6	78	(90)

Repurchase agreements
Ch$	2,481	(12)	(1,897)	572
UF	–	–	54	54
Foreign currency	–	–	–	–
Total	2,481	(12)	(1,843)	626

Mortgage finance bonds
Ch$	–	–	(1)	(1)
UF	(902)	145	11,877	11,120
Foreign currency	–	–	–	–
Total	(902)	145	11,876	11,119

Bonds
Ch$	–	–	–	–
UF	3,979	228	34,188	38,395
Foreign currency	–	–	109	109
Total	3,979	228	34,297	38,504

Other interest bearing liabilities
Ch$	8,164	(28)	(9,884)	(1,748)
UF	(10)	19	1,779	1,788
Foreign currency	1,250	(37)	(4,164)	(2,951)
Total	9,404	(46)	(12,269)	(2,911)

Total interest bearing liabilities
Ch$	22,051	(304)	(42,243)	(20,496)
UF	3,246	579	64,636	68,461
Foreign currency	2,316	(70)	(7,710)	(5,464)
Total	27,613	205	14,683	42,501

	Increase (Decrease) from 2010 to 2011 due to changes in
	(in millions of Ch$)
	Volume	Rate	Rate and Volume	Net change from 2010 to 2011

ASSETS
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	173	5	578	756
UF	–	–	–	–
Foreign currency	–	–	–	–
Total	173	5	578	756

Financial investments
Ch$	(6,362)	23	1,157	(5,182)
UF	4,013	75	8,756	12,844
Foreign currency	1,122	–	(44)	1,078
Total	(1,227)	98	9,869	8,740

Total Loans
Ch$	(4,896)	530	51,096	46,730
UF	39,071	280	35,801	75,152
Foreign currency	4,807	(3)	(376)	4,428
Total	38,982	807	86,521	126,310

Interbank Loans
Ch$	46	6	1,177	1,229
UF	–	–	–	–
Foreign currency	842	1	184	1,027
Total	888	7	1,361	2,256

Investment under resale agreements
Ch$	(3)	1	142	140
UF	–	2	(730)	(728)
Foreign currency	–	-	1	1
Total	(3)	3	(587)	(587)

Other interest earning assets
Ch$	–	–	–	–
UF	–	–	–	–
Foreign currency	6,087	(4)	(2,574)	3,509
Total	6,087	(4)	(2,574)	3,509

Total interest earning assets
Ch$	(11,042)	565	54,150	43,673
UF	43,084	357	43,827	87,268
Foreign currency	12,858	(6)	(2,809)	10,043
Total	44,900	916	95,169	140,984

	Increase (Decrease) from 2010 to 2011 due to changes in
	Volume	Rate	Rate and Volume	Net change from 2010 to 2011
	(in millions of Ch$)
INTEREST BEARING LIABILITIES
Time Deposits
Ch$	11,305	892	104,274	116,471
UF	(2,464)	64	5,314	2,914
Foreign currency	422	(11)	(1,153)	(742)
Total	9,263	945	108,435	118,643

Central Bank borrowings
Ch$	(115)	(1)	1	(115)
UF	–	–	–	–
Foreign currency	–	–	–	–
Total	(115)	(1)	1	(115)

Repurchase agreements
Ch$	(2,998)	165	6,133	3,300
UF	12	2	247	261
Foreign currency	–	–	–	–
Total	(2,986)	167	6,380	3,561

Mortgage finance bonds
Ch$	–	–	–	(1)
UF	(3,210)	34	2,717	(459)
Foreign currency	–	–	–	–
Total	(3,210)	34	2,717	(460)

Bonds
Ch$	–	–	6,632	6,632
UF	29,157	64	10,399	39,620
Foreign currency	(80)	4	104	28
Total	29,077	68	17,135	46,280

Other interest bearing liabilities
Ch$	27	30	3,023	3,080
UF	(279)	9	755	485
Foreign currency	3,474	(16)	(2,539)	919
Total	3,222	23	1,239	4,484

Total interest bearing liabilities
Ch$	8,219	1,086	120,063	129,367
UF	23,216	173	19,432	42,821
Foreign currency	3,816	(23)	(3,588)	205
Total	35,251	1,236	135,907	172,393

Return on Equity and Assets

The following tables set forth our return on average shareholders’ equity and average total assets and related information for each of the periods indicated.

	Years ended December 31,
	(in millions of Ch$, except for percentages)
	2009	2010	2011
Net income	86,192	121,573	117,318
Net income attributable to shareholders	86,192	122,550	119,142
Average total assets	6,108,313	6,804,298	7,982,249
Average equity	467,935	508,289	598,474
Net income as a percentage of:
Average total assets	1.41%	1.79%	1.47%
Average equity	18.42%	23.92%	19.6%
Average equity as a percentage of:
Average total assets	7.66%	7.47%	7.50%
Proposed cash	86,192	121,573	117,318
Dividend payout ratio, based on net income attributable to shareholders	100%	100%	100%

Investment Portfolio

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held-to-maturity.

Financial investments as of December 31, 2009, 2010 and 2011 are as follows:

	As of December 31,
	2009	2010	2011
	(in millions of Ch$)
Held-for-trading:

Central Bank and government securities:
Central Bank securities	260	88,077	9,541
Chilean treasury bonds	589	-	5,613
Other securities	8,332	8	-

Other financial securities:
Bonds	-	2,998	2,012
Notes	-	-	125,319
Other securities	54,788	71,379	11,102

Foreign institution securities:
Bonds	-	1,922	840
Notes	-	-	-
Other securities	2,495	550	968

Mutual fund investments
Funds managed by related organizations	9,692	32,646	3,420
Funds managed by third parties	-	-	7,224

Total	76,156	197,580	166,039

Available-for-sale
	As of December 31,
	2009	2010	2011
	(in millions of Ch$)
`

Central Bank and government securities
Central Bank securities	548,073	543,901	307,122
Chilean treasury bonds	26,748	-	4,336
Other securities	1,474	40,140	57,480

Other financial securities
Promissory notes related to deposits in local banks	146,934	123,226	380,284
Chilean mortgage finance bonds Financial institutions bonds	1,827	1,553	1,056
Chilean treasury bonds	-	-	41,702
Other local investments	4,100	-	44,109

Other foreign investment	1,563	17,955	7,161

Unquoted securities in active markets
Chilean corporate bonds	6,443	19,473	-
Other investments	-	-	-
Subtotal	737,162	746,248	843,250

	As of December 31,
	2009	2010	2011
Held-to-maturity	(in millions of Ch$)
Central Bank and government securities
Central Bank securities	-	-	-
Chilean treasury bonds	-	-	-
Other securities	-	-	-

Other financial securities
Promissory notes related to deposits in local banks	-	-	-

Chilean mortgage finance bonds Financial institutions bonds	-	-	-
Chilean treasury bonds	-	-	-
Other local investments	-	-	11,580

Other foreign investments	-	-	10,382

Unquoted securities in active markets	-	-	-
Chilean corporate bonds	-	-	-
Other investments	-	-	-
Subtotal	-	-	21,962

In addition to the securities issued by the Central Bank and the Chilean government disclosed above, we also have a concentration of investments in time deposits and mortgage securities (Ch$43,994.0 million) issued by BancoEstado, representing approximately 6.0% of our shareholders’ equity, as of December 31, 2011.  We do not hold securities of any issuer other than the Central Bank, which the aggregate book value of the investment exceeds 10.0% of our shareholders’ equity as of the end of the latest reported period.

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2011:

Held-for-trading	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	(in millions of Ch$, except for percentages)

	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$

Chilean Central Bank and government securities:
Chilean Central Bank securities	481	4.9	9,060	4.9	-	-	-	-	9,541
Chilean Central Bank notes	160	2.5	740	2.5	4,713	2.5	-	-	5,613
Others government securities									-

Others national institution securities:
Bonds			2,012	2.58					2,012
Notes	116,667	0.6	8,652	0.54					125,319
Other securities	10,738	2.7	78	3.2	189	2.8	97	3.6	11,102

Foreign institution securities:
Bonds	840	0.5	-	-	-	-	-	-	840
Notes	-	-	-	-	-	-	-	-	-
Other securities	968	0.5	-	-	-	-	-	-	968

Mutual fund investments:
Funds managed by related organizations	3,420	0.3	-	-	-	-	-	-	3,420
Funds managed by third parties	7,224	0.3	-	-	-	-	-	-	7,224

Total held-for-trading	140,498	0.8	20,542	2.8	4,902	2.6	97	3.6	166,039

	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
Available-for-sale :	(in millions of Ch$, except for percentages)

Chilean Central Bank and government securities:
Chilean Central Bank securities	41,588	2.6	265,534	4.1	-	-	-	-	307,122
Chilean treasury bonds	211	4.6	3,143	4.8	982	2.5	-	-	4,336
Others government securities	13,310	3.8	44,170	3.8	-	-	-	-	57,480

Other financial instruments
Promissory notes related to deposits in local banks	269,260	3.0	111,024	3.1	-	-	-	-	380,284
Chilean mortgage finance bonds	193	3.8	573	3.8	202	3.8	88	3.8	1,056
Chilean financial institutions bonds	1,252	3.7	40,450	3.7	-	-	-	-	41,702
Others local investments	1,945	3.6	16,909	3.5	25,255	3.3	-	-	44,109

Financial instruments issued abroad
Foreign government and Central Bank instruments	-	-	-	-	-	-	-	-
Other foreign investments	7,161	3.6	-	-	-	-	-	-	7,161
Impairment provision

Unquoted securities in active markets
Chilean corporate bonds	-	-	-	-	-	-	-	-	-
Other foreign investments	-	-	-	-	-	-	-	-	-
Impairment provision	-	-	-	-	-	-	-	-	-
Total	334,920	2.8	481,803	3.5	26,439	3.2	88	3.8	843,250

	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
Held-to-maturity:	(in millions of Ch$, except for percentages)

Chilean Central Bank and government securities:
Chilean Central Bank Securities	-	-	-	-	-	-	-	-	-
Chilean treasury Bonds	-	-	-	-	-	-	-	-	-
Others government securities	-	-	-	-	-	-	-	-	-

Other financial instruments
Promissory notes related to deposits in local banks	-	-	-	-	-	-	-	-	-
Chilean mortgage finance bonds	-	-	-	-	-	-	-	-	-
Chilean financial institutions bonds	-	-	-	-	-	-	-	-	-
Others local investments	2,517	3.4	8,297	3.4	766.00	3.4	–		11,580

Financial instruments issued abroad
Foreign government and Central Bank instruments	-	-	-	-	-	-	-	-	-
Other foreign investments	10,382	3.4	-	-	-	-	-	-	10,382
Impairment provision	-	-	-	-	-	-	-	-	-

Unquoted securities in active markets
Chilean corporate bonds	-	-	-	-	-	-	-	-	-
Other foreign investments	-	-	-	-	-	-	-	-	-
Impairment provision	-	-	-	-	-	-	-	-	-
Total	12,899	3.4	8,297	3.4	766	3.4	–	–	21,962

Loan portfolio

The following table analyzes our loans by type of loan.  Except where otherwise specified, all loan amounts stated below are before deduction for the allowance for loan losses.  Total loans reflect our loan portfolio, including past due principal amounts.

	As of December 31,
	2008	2009	2010	2011
	(in millions of Ch$)
Commercial loans:
Commercial loans	2,829,220	3,144,217	3,367,491	4,345,731
Foreign trade loans	463,113	233,478	260,976	388,981
Current account debtors	84,006	48,320	52,362	13,499
Factoring operations	54,333	53,548	66,616	95,026
Leasing transactions	325,172	295,857	280,535	293,726
Other loans and receivables	2,307	1,450	1,261	78,433

Subtotals	3,758,151	3,776,870	4,029,241	5,215,396

Mortgage loans:
Letters of credit loans	170,073	144,707	122,933	102,377
Endorsable mutual mortgage loans	270,475	212,468	272,829	241,653
Other mutual mortgage loans	235,430	393,290	585,104	785,537
Leasing transactions	366	160	146	138
Other loans and receivables	15,890	56,110	51,627	46,223

Subtotals	692,234	806,735	1,032,639	1,175,928

Consumer loans:
Consumer loans	341,229	294,396	276,296	266,953
Current account debtors	30,226	26,437	24,901	25,454
Credit card debtors	70,937	55,359	54,386	55,278
Consumer leasing transactions	274	523	708	729
Other loans and receivables	63,449	51,336	51,024	74,707

Subtotals	506,115	428,051	407,315	423,121

Loans	4,956,500	5,011,656	5,469,195	6,814,445

Loans and receivables to banks	37,696	86,226	64,187	304,622

Total(1)	4,994,196	5,097,882	5,533,382	7,119,067

________

(1)
All of the above categories except mortgage loans and loans and receivables to banks are combined into “Loans” as reported in the tables set forth under “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

The loan categories are as follows:

Commercial loans are comprised of the following:

General commercial loans.  General commercial loans are long-term and short-term loans granted to Chilean corporations and individuals in Chilean pesos, UF or US$ on an adjustable or fixed rate basis, primarily to finance working capital or investments.  Commercial loans represent the largest portion of our loan portfolio.  Interest accrues daily on a 30-day or 360-day basis.  Loan payments are scheduled monthly, biannually or yearly, depending on the terms of the loan.  Although we determine the interest rate, it cannot exceed the maximum rate for commercial loans.

Foreign trade loans.  Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally US$) to finance imports and exports.

Lines of credit and overdrafts.  Lines of credit and overdrafts are short-term operating loans where our customers receive a certain pre-approved credit limit to draw upon when capital is needed.

Leasing contracts.  Leasing contracts are contracts that include a clause granting a lessee a purchase option on leased assets at the end of the contract.

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

Mortgage loans are either inflation-indexed (denominated in UF) or denominated in Chilean pesos at fixed rates.  These loans are long-term with monthly payments of principal and interest secured by a real property mortgage.  Mortgage loans represent the largest portion of our portfolio of loans to individuals.  As required by the SBIF, mortgage loans include the loans granted to individuals in order to acquire, expand, repair or construct their houses.  Mortgage loans include letter of credit loans, endorsable mutual mortgage loans or other mutual mortgage loans.  In relation to the letters of credit loans, Chapter 9-1 of the Updated Compendium of Rules (RAN) issued by the SBIF states that the banks may use these products only in the granting of loans for acquisition, construction or extension of houses, as long as the loans are granted to the final users of such properties.  In the other loans that are granted, such as those to construction companies for the construction of one or more houses, we are required to use letters of credit for general purposes.  Regarding endorsable mortgage loans, Chapter 8-4 of the Updated Compendium of Rules (RAN) of the SBIF, states that the banks are allowed to grant endorsable loans with mortgage guarantees, subject to the provisions stipulated in No. 7 of Article 69 of the General Law on Banks and in the previously mentioned Chapter.  Other mortgage loans includes the complementary credits to the loans granted for these same purposes and the linkage credits granted before the granting of the mortgage loans.  It considers also the leasing operations for housing and other accounts receivable.  Any credit granted to pay or restructure all or part of the previously mentioned credits, shall also be included in this item.  Mortgage loans denominated in UF are financed in two ways: traditional mortgage loans are financed by mortgage finance bonds that we issue and sell in the Chilean financial market, and new and flexible mortgages are financed by our own funds.  Mortgage loans denominated in Chilean pesos are financed by our own funds and through liabilities denominated in Chilean pesos with durations of 2 to 5 years.  We no longer offer mortgage loans denominated in Chilean pesos as there was low demand for that product.  At the time of approval, the amount of a mortgage loan cannot be more than 75.0% of the lower of the purchase price or the appraised value of the mortgaged property.  Interest accrues daily based on a 360-day year.  Although we have allowances for mortgage loan losses, mortgage loans are ultimately secured by the mortgaged property.

Consumer loans are loans to individuals, granted in Chilean pesos, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services.  They also include credit card balances subject to interest charges.  Interest accrues daily on a 30- or 360-day basis.  Loan payments are scheduled monthly.  Although we determine the interest rate, it cannot exceed the maximum rate for consumer loans established by the SBIF.

The balances of the renegotiated consumer loans as of December 31, 2009, 2010 and 2011 were as follows:

		As of December 31,
		(in millions of Ch$)

	2009	2010	2011

Opening Balance(1)	25,140	51,896	47,987
Renegotiated(2)	41,480	25,219	29,442
Recovery(3)	(5,485)	(10,688)	(16,204)
Write-offs(4)	(9,239)	(18,440)	(11,248)
Final Balance	51,896	47,987	49,977

(1) Corresponds to the renegotiated portfolio opening balance.
(2) Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3) Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4) Corresponds to write-offs of renegotiated loans during each respective period.

As part of our business model we seek to be able to assist our customers when they are experiencing financial problems that cause them to fall behind on their payments.  As a result, we make certain concessions at the moment a loan enters renegotiated status, which may include the following: (i) extend the payment term in connection with the renegotiated loan to decrease the financial burden on our customers; (ii) modifications to the interest rate of the renegotiated loan to decrease the financial burden on our customers and set a realistic interest rate based on each client’s ability to pay; and (iii) forgiveness of interest payments.

The above-mentioned concessions are considered on a case-by-case basis.  The application of any concessions will depend on the situation of each customer and pursuant to the analysis of the branch agent in charge of such loan.  Yet, the bank does not quantify the balance of consumer loans we have renegotiated by type of concession.

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

Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally US$), as well as open and unused letters of credit.  Under IFRS contingent liabilities are required to be held off balance sheet.  See note 1 “Summary of significant accounting policies” and note 21 “Contingencies, commitments and responsibilities” to our audited consolidated financial statements included herein for a better understanding and analysis of the figures held off the balance.

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

With respect to the renegotiated loan portfolio, most of the loans are classified as impaired, and therefore the associated reserves are based on the guarantee coverage for each loan.  To reclassify a renegotiated loan out of the impaired classification we conduct an individualized analysis of each client.  We consider if the client has paid its debt for a reasonable period of time and the expected behavior of the client for paying the remainder of the debt.  In order to remove the renegotiated status from a loan, a debtor must have improved its payment ability (credit risk profile) and must also demonstrate an improvement in its payment history.  Once a minimum period of 4 to 6 months has passed, and a debtor’s situation has been duly rectified and documented, an executive in the commercial loan department may request that the renegotiated status of such loan be removed by the Assets Control Management team (which is an independent entity in the commercial loan department that has the sole authority to change the risk classification of a loan).  An executive in the commercial loan department has the exclusive authority to request a new classification on behalf of a debtor.

The balances of the Normalization Portfolio for 2009, 2010 and 2011 are as follows:

		2009	2010	2011

	Initial Balance (1)	94,565	114,307	131,656
(+)(-)	Renegotiated	38,340	48,936	40,294
(-)	Recovery (3)	(11,992)	(22,016)	(29,234)
(-)	Write-offs (4)	(6,606)	(9,572)	(16,975)
(=)	Final Balance (2)	114,307	131,656	125,742
	Percentage recoveries (3)/(2)	10.50%	16.70%	23.25%
	Percentage write-offs (4)/(2)	5.80%	5.80%	13.50%

(1)	Corresponds to the portfolio initial balance of the Normalization Portfolio (as explained below).

(2)	Corresponds to the additions to the Normalization Portfolio final balance (as explained in the first table).

(3)	Corresponds to the recoveries, including through payment, judicial actions resulting in the recovery of fair market value and removal from the Normalization Portfolio.

(4)	Corresponds to write-offs of renegotiated loans.

Loans are written-down to the fair value of the collateral when secured and written-off completely for unsecured loans.

Normalization Portfolio

Treatment of debtors with commercial operations higher than UF1,000:

Any debtor from Large Companies, Corporate and Real Estate, Corporate Banking, SME Banking and Private Banking segments, which meets one of the following conditions, will be transferred to the normalization portfolio management team:

·	Debtors with a grade of C3 or worse.

·	Debtors in default (for 90 days or more). After a 90-day period, the debtor will be transferred to the normalization portfolio management team if such debtor is unable to remedy the default.

·
Debtors that experience a sudden and severe deterioration in their financial position, and/or debtors that have entered into any payment arrangements with their creditors, and/or debtors that need a higher commitment, regardless of their credit risk grade.

·	Any debtor that could possibly result in a loss to the Bank, even if they are not in default.

Treatment for debtors with commercial operations less than UF1,000:

·	Management and collection will be under the supervision of the executive in the segment where such loan originated.

·
Debtors with debts exceeding UF50 and in default for more than 90 days, unless under exceptional circumstances, will be transferred to collection, which will be under the supervision of the executive within the commercial loan segment.

Debtors that will be transferred to the Normalization Portfolio following any of the aforementioned conditions must be transferred with the debtor’s entire portfolio consisting of all of the transactions carried out by such debtor with the Bank.  The normalization portfolio management team is responsible for determining any action that will be taken against the debtor (renegotiation of the loan or collection), within a period not exceeding 30 days.

No debtor with a risk higher than UF1,000 can be sent to collection without first being transferred to the normalization portfolio management team.

Any debtor in default for more than 120 days and with a debt higher than UF50, not having reached a renegotiation of the loan, must be sent to collection.  Any exception to this deadline must be approved by the normalization portfolio management team.

Risk Index of Our Loan Portfolio

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

Commercial loans.  Our risk index as of December 31, 2009, 2010 and 2011 was 1.6%, 1.7% and 1.3%, respectively, this last increase is mainly due to the overall condition of the domestic economy and, accordingly, of our customers.  The quality of our commercial loans depends on Chilean GDP growth, interest rates, changes in regulations, the general level of indebtedness and other economic conditions.  Commercial loans include foreign trade loans, leasing contracts and factored receivables.

Mortgage loans.  The risk index of our residential mortgage loans has remained relatively stable and reached 0.9% as of December 31, 2011 (0.7% and 0.9% as of December 31, 2009 and 2010, respectively).  This was mainly due to adequate economic conditions in Chile and that collateral associated with mortgage loans has not suffered from high price volatility.

Consumer loans.  The risk index of our consumer loans was 5.4% as of December 31, 2011 compared to 7.9% and 6.8% as of December 31, 2009 and 2010, respectively.  This decrease is principally due to a portfolio cleansing in order to adapt our consumer loan portfolio to new risk and commercial models.  These efforts have resulted in a considerable improvement in the level of risk in the consumer portfolio during 2011.

In order to reduce the risks of the loan portfolio, our credit committee meets weekly to review and approve or decline new loan proposals.  See “—Regulation and Supervision—Lending Limits” above and “—Credit Review Process” below.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis of our loans by type and time remaining to maturity as of December 31, 2011:

	Balance as of December 31, 2011	Due in one month or less	Due after 1 month through 6 months	Due after 6 month through 12 months	Due after 1 year through 3 years	Due after 3 year through 5 years	Due after 5 years
	(in millions of Ch$)

Commercial loans	4,345,731	423,738	620,216	494,415	895,767	1,122,975	788,620
Foreign trade loans	388,981	130,325	209,651	35,586	6,849	6,570	-
Current account debtors	13,499	1,566	1,704	10,201	28	-	-
Factoring operations	95,026	62,101	30,977	994	954	-	-
Leasing transactions	293,726	11,595	37,549	38,102	95,316	33,630	77,534
Other loans and receivables	78,433	2,102	106	27	3	-	76,195

Subtotals	5,215,396	631,427	900,203	579,325	998,917	1,163,175	942,349

Letters of credit loans	102,377	2,587	3,714	4,531	18,068	17,090	56,387
Endorsable mutual mortgage loans	241,653	3,108	3,895	4,766	20,114	21,879	187,891
Other mutual mortgage loans	785,537	6,929	12,603	15,504	64,833	68,986	616,682
Leasing transactions	138	1	7	7	30	35	58
Other loans and receivables	46,223	577	705	864	3,651	3,973	36,453

Subtotals	1,175,928	13,202	20,924	25,672	106,696	111,963	897,471

Consumer loans	266,953	16,672	37,204	41,894	126,104	41,677	3,402
Current account debtors	25,454	586	10,929	12,809	1,130	-	-
Credit card debtors	55,278	42,575	8,506	3,765	412	20	-
Consumer leasing transactions	729	38	145	142	404	-	-
Other loans and receivables	74,707	3,549	8,887	10,996	41,308	9,967	-

Subtotals	423,121	63,420	65,671	69,606	169,358	51,664	3,402

Subtotals loans	6,814,445	708,049	986,798	674,603	1,274,971	1,326,802	1,843,222

Loans and receivables to banks	304,622

Total loans	7,119,067

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Balance as of December 31, 2011
	(in millions of constant Ch$)

Commercial loans	1,538,369	2,018,742	788,620	4,345,731
Foreign trade loans	375,562	13,419	0	388,981
Current account debtors	13,471	28	0	13,499
Factoring operations	94,072	954	0	95,026
Leasing transactions	87,246	128,946	77,534	293,726
Other loans and receivables	2,235	3	76,195	78,433

Subtotals	2,110,955	2,162,092	942,349	5,215,396

Letters of credit loans	10,832	35,158	56,387	102,377
Endorsable mutual mortgage loans	11,769	41,993	187,891	241,653
Other mutual mortgage loans	35,036	133,819	616,682	785,537
Leasing transactions	15	65	58	138
Other loans and receivables	2,146	7,624	36,453	46,223

Subtotals	59,798	218,659	897,471	1,175,928

Consumer loans	95,770	167,781	3,402	266,953
Current account debtors	24,324	1,130	0	25,454
Credit card debtors	54,846	432	0	55,278
Consumer leasing transactions	325	404	0	729
Other loans and receivables	23,432	51,275	0	74,707

Subtotals	198,697	221,022	3,402	423,121

Subtotals loans	2,369,450	2,601,773	1,843,222	6,814,445

Loans and receivables to banks				304,622

Total loans				7,119,067

The following table presents the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2011.

As of December 31, 2011
Variable rate:
Ch$	681,254
UF	488,757
Ch$ indexed to US$	2,799
Foreign currency	690,097
Subtotal	1,862,907
Fixed rate:
Ch$	584,619
UF	1,989,850
Ch$ indexed to US$	2,943
Foreign currency	4,676
Subtotal	2,582,088
Total	4,444,995

The following table sets forth an analysis of our foreign loans by type and time remaining to maturity as of December 31, 2011:

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 year	Total
	(in millions of Ch$)
Commercial loans	4,713	176,713	44,111	225,537
Foreign trade loans	54,220	6,184	-	60,404

Total	58,933	182,897	44,111	285,941

Loans by Economic Activity

The following table sets forth as of the dates indicated, an analysis of our loan portfolio before provisions based on the borrower’s principal business activity:

	Domestic Loans as of December 31,			Foreing Loans as of			Total Loans as of December 31,			Distribution percentage as of

	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011
Manufacturing	234,016	441,037	510,232	201	2,440	10,525	234,217	443,477	520,757	4.67%	8.11%	7.64%
Mining and Petroleum	83,855	64,229	241,514	–	32,069	32,494	83,855	96,298	274,008	1.67%	1.76%	4.02%
Electricity, Gas and Water	239,087	218,569	423,276	–	28,954	10,473	239,087	247,523	433,749	4.77%	4.53%	6.37%
Agriculture and livestock	151,272	156,951	193,598	–	–	20,053	151,272	156,951	213,651	3.02%	2.87%	3.14%
Forestry and wood extraction	14,006	36,344	39,280	–	5,241	–	14,006	41,585	39,280	0.28%	0.76%	0.58%
Fishing	68,281	58,347	68,395	–	–	–	68,281	58,347	68,395	1.36%	1.07%	1.00%
Transport and storage	184,558	162,175	163,843	–	1,062	604	184,558	163,237	164,447	3.68%	2.98%	2.41%
Communications	48,739	43,350	35,867	–	–	–	48,739	43,350	35,867	0.97%	0.79%	0.53%
Construction	510,805	457,376	598,671	–	–	848	510,805	457,376	599,519	10.19%	8.36%	8.80%
Commerce	454,058	346,426	450,957	60,462	6,422	3,187	514,520	352,848	454,144	10.27%	6.45%	6.66%
Services	1,621,353	1,896,212	2,041,235	305	40,038	137,037	1,621,658	1,936,250	2,178,272	32.36%	35.40%	31.97%
Others	105,872	31,999	233,307	–	–	–	105,872	31,999	233,307	2.11%	0.59%	3.42%
Subtotal Commercial Loans	3,715,902	3,913,015	5,000,175	60,968	116,226	215,221	3,776,870	4,029,241	5,215,396	75.36%	73.67%	76.53%

Consumer Loans(1)	428,051	407,315	423,121	–	–	–	428,051	407,315	423,121	8.54%	7.45%	6.21%
Mortgage Loans(1)	806,735	1,032,639	1,175,928	–	–	–	806,735	1,032,639	1,175,928	16.10%	18.88%	17.26%
Total	4,950,688	5,352,969	6,599,224	60,968	116,226	215,221	5,011,656	5,469,195	6,814,445	100.00%	100.00%	100.00%

_____________

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

	As of December 31,
	2009	2010	2011
	(in millions of constant Ch$)

Argentina (1)	Ch$-	Ch$117	Ch$8,147
Belgium	89	10	-
Bolivia (1)	13	25	42
Brazil (1)	4,304	176	30,135
Canada	280	-	-
Cayman Islands	-	-	32,397
Chinese	18,197	32,360	27,247
Colombia	-	386	-
Korea	5,672	6,111	-
Ecuador (1)	723	211	-
England	149	195	-
France	-	2,467	-
Germany	1,452	1,316	-
Japan	-	-	-
India	6,197	9,019	-
Italy	1,321	-	-
Holland	-	-	24,771
Malaysia	17	-	-
Panama	-	-	52,007
Peru (1)	387	2,352	6,412
Singapore	-	124	-
Spain	18,968	17,807	-
Switzerland	125	94	20,053
Taiwan	207	84	-
United States	2,620	1,749	14,009
Uruguay	247	-	-
Total	Ch$ 60,968	Ch$ 74,603	Ch$ 215,220

(1)	Foreign loans are mainly interbank or commercial loans.

We also maintain deposits abroad (primarily demand deposits) in foreign banks, as needed to conduct our foreign trade transactions.  The table below lists the amounts of foreign deposits by country as of December 31, 2009, 2010 and 2011.

	As of December 31,
	2009	2010	2011
	(in millions of constant Ch$)
Australia	54	40	40
Belgium	-	203	1,548
Canada	185	258	289
Denmark	3	6	9
Germany	419	7,061	6,698
Italy	295	80	107
Japan	12	90	37
Norway	2	202	40
Spain	102	89	174
Sweden	7	4	5
Switzerland	13	107	109
United Kingdom	57	40	196
United States	18,662	67,136	175,023
Total	Ch$ 19,811	Ch$ 75,316	Ch$ 184,275

Companies Credit Risk Division

The objective of the Companies Credit Risk Division is to maintain an adequate ratio of risk to return for the corporate loan portfolio, provide a balance between commercial business goals, and to maintain sound acceptance criteria.  These objectives are all in accordance with our strategic objectives.

To accomplish this goal, this division combines the following elements: (i) personnel with significant experience from various divisions, (ii) a sound, risk-conscious culture aligned with the bank’s strategy, (iii) a well defined corporate credit process, in terms of approval, monitoring and collection procedures, (iv) a regulatory and preventive outlook on risk, (v) active participation in the loan approval process, complete with a market-segmented structure, (vi) supervision of the loan approval process via Monitoring, Default and Ex-post Review Committees, (vii) dissemination of a risk-conscious culture throughout the bank, (viii) continuous training for executives in the commercial and risk areas, and (ix) direct participation through the Risk Division in managing and collecting on deteriorated loans.

In addition, we have a number of credit committees with the ability to approve loans within certain amounts and terms depending on the credit risk rating of the potential borrower.  Various risk managers of different levels of seniority participate in the credit approval process when certain predefined credit levels are surpassed.

Retail Risk

We are in the process of reorganizing our loan portfolio by increasing our share in the retail and small and medium-sized commercial market segments.  As a result, managing risks in these segments is a key factor in our strategic development.

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

2.
Portfolio Management: Portfolio management is based on a comprehensive look at various factors, including, among others, a borrower’s credit behavior, ability to pay and net worth.  This is carried out via continuous valuation with automated decision-making and forecast models.

3.
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

4.
Provision Models: We use a methodology for provisioning for consumer and mortgage loans.  This methodology consists of statistical models based on the borrower’s credit behavior, including any noncompliance with other financial and commercial institutions, the length of default and the demographics of the client and its segment.

Credit Review Process

We perform a credit analysis of our entire commercial and retail (consumer) borrowers.  Credit risk presented by our current or potential borrowers is evaluated in accordance with policies and standards which have been approved by our Board of Directors.

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

The following table shows the category of executives that were required to approve secured and unsecured commercial borrowing transactions, according to the credit risk rating of the potential borrower and the Chilean pesos amount of the total customer risk based on exchange rates in effect prior to end of December, 2011:

	Risk Category A1		Risk Category A2		Risk Category A3, A4 and A5		Risk Category A6		Substandard or Non-Performing Portfolio
COMMITTEE	RD + RI	RT	RD + RI	RT	RD + RI	RT	RD + RI	RT	RD + RI	RT
Executive From	8.000 + $1	12.000 + $1	6.000 + $1	9.000 + $1	3.500 + $1	6.000 + $1	1.500 + $1	2.500 + $1	1.000 + $1	2.000 + $1
Divisional Up to	8,000	12,000	6,000	9,000	3,500	6,000	1,500	2,500	1,000	2,000
Managers + “A” Up to	3,000	4,500	2,500	4,000	2,000	3,000	1,000	1,500	500	750
Managers Up to	2,100	3,200	1,700	2,600	1,400	2,100	700	1,000	300	500
Level “C1” + “A” Up to	1,500	2,300	1,200	1,800	1,000	1,500	500	700	250	300
Level A Up to	1,100	1,700	900	1,400	700	1,100	350	450	200	250
Risks Up to	1,100	1,700	900	1,400	700	1,100	350	450	200	250
Level “C1” + “B” Up to	700	1,100	600	900	500	750	250	350	150	200
Submanagers Up to	600	900	500	700	400	600	200	300	100	150
Level “B” Up to	350	500	300	450	250	400	150	200	100	150
Level “C1” Up to	350	500	300	450	250	400	150	200	100	150

The following table details the maximum limits of customer credit risk in Chilean pesos that executives of each category were permitted to approve prior to end of December 2011.  This table applies to all potential borrowers with credit risk ratings of 1 to 5 and varies according to whether the customer credit risk is comprised of secured or unsecured obligations.

		Approval limits only for debtors with Risk Category A5 or G2, or Special Surveillance Continue as maximum (a)
LEVEL OF NECESSARY AUTHORITY		Risk RD+R1	Total Risk (RD+RI+RR)
LEVEL “C” EXECUTIVE	Up to	100	150
LEVEL “D” EXECUTIVE	Up to	60	100
LEVEL “E” EXECUTIVE	Up to	40	60
LEVEL “F” EXECUTIVE	Up to	20	30
LEVEL “G” EXECUTIVE	Up to	10	20
LEVEL “H” EXECUTIVE	Up to	5	10
LEVEL “I” EXECUTIVE	Up to	3	6
LEVEL “J” EXECUTIVE	Up to	2	2
LEVEL “K” EXECUTIVE	Up to	1	1

(a) : Credit or loan operations with debtors who are in Risk Category A6 or worst or G3 or worst, or in Substandard Portfolio or Non-Performing Portfolio, or in Special Surveillance Out, Structured Out, Decrease or Guarantee, shall be approved at least for a Level of Authority “C1” or “B”. This restriction will not be applied to those debtors who are still being managed by the Normalization Management.

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

Classification of Banks and Loans; Provisions for Loan Losses

We have established provisions to cover expected loan losses in accordance with regulations issued by the SBIF.  Under these regulations, loans are divided into: (1) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (2) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (3) commercial loans (includes all loans other than consumer loans and residential mortgage loans).  Under the regulations, each Chilean bank is permitted to develop its own internal models for determining the appropriate level of allowances for consumer and residential mortgage loans, although the SBIF reviews these models and the adequacy of provisions periodically.  As a consequence, provisions for loan losses are not fully comparable among different banks.

Beginning January 1, 2009, the Compendium required us to use a new methodology for calculating loan loss provisions, including the use of statistical models for the determination of group loan loss allowances, based on estimated probabilities of default.  The Bank applies group analysis for a large number of debtors whose exposure is not individually significant.  Normally, such debtors are individuals or small companies.

On December 29, 2009, the SBIF issued Circular No. 3,489 which incorporates changes to several provisions of the Compendium. Among other changes, effective January 2010, companies must complement the basis on which insolvency provisions related to contingent operations are determined, including unrestricted lines of credit, other contingent loans and other loan commitments.  In addition, companies are required to apply the changes in risk exposure applicable to contingent loans, found in Chapter B-3 of the Compendium.  According to specific instructions from the SBIF in Letter to Management No. 10, dated December 21, 2010, the SBIF stated that it was not necessary to calculate the adjustment retrospectively for 2009.

On June 10, 2010, the SBIF issued Circular No. 3,502, which among other things, requires that banks maintain a 0.5% minimum provision for the normal part of the loan portfolio assessed on an individual basis. In addition, on December 21, 2010 in Letter to Management No. 9, the SBIF specified that the accounting treatment for the effects originating from the application of this minimum provision are to be recorded in net income for the period.

On August 12, 2010, the SBIF issued Circular Letter No. 3,503, which amended certain rules applicable to provisions for loan losses set forth in Chapters B-1, B-2, B-3 and C1 of the Compendium, establishing a new methodology for the creation of loan loss provisions on commercial loans and the new definitions and tranches for the classification of individual customers.  These amendments became effective as of January 1, 2011, except with respect to the rules relating to additional provisions contained in Chapter No. 9 of B-1, which applied as of the date of issuance of SBIF Circular Letter No. 3,503. As a supplement to the Circular, the Letter to Management No. 9 dated December 21, 2010, specified that adjustments resulting from the adoption of these modifications starting on January 1, 2011 could be recorded during the first quarter of 2011; however, banks may anticipate recognition of the impact of these adjustments, in whole or in part, in 2010.  Pursuant to Circular Letter No. 3,503 and Letter to Management No. 9, we are not required to restate our unaudited consolidated financial information for the nine-month period ended September 30, 2010 for purposes of comparability to reflect adjustments arising from the changes in Chilean Banking GAAP introduced by these provisions.

The provision for loan losses on commercial loans under the new requirements stated in Chapter B-1 of the Compendium are set on an individual risk assessment and requires the classification of these clients in three different portfolios, as follows:

The Portfolio with Normal Risk includes those debtors whose creditworthiness allows them to fulfill their obligations and commitments and this condition, according to the assessment of their economic-financial position, is not perceived to change. Therefore, it corresponds to debtors without substantial risk, whose creditworthiness allows them to cover obligations in the terms and conditions agreed and which will continue being satisfactory in dealing with unfavorable business, economic and financial situations. The credit risk categories comprised by this portfolio, with its corresponding level of required allowances, are the following:

Type of Portfolio	Debtor’s category	Default Probability (%)	Loss due to Default (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.00	0.03600
	A2	0.10	82.50	0.08250
	A3	0.25	87.50	0.21875
	A4	2.00	87.50	1.75000
	A5	4.75	90.00	4.27500
	A6	10.00	90.00	9.00000

The Substandard Portfolio includes those debtors with financial difficulties or significant worsening in their creditworthiness and over which there are reasonable doubts about the total reimbursement of principal and interest on the terms contractually agreed, evidencing reduced capacity to fulfill their financial obligations in the short term. The risk categories and required allowances under Substandard Portfolio are the following:

Type of Portfolio	Debtor’s category	Default Probability (%)	Loss due to Default (%)	Expected Loss (%)
Substandard Portfolio	B1	15.00	92.50	13.87500
	B2	22.00	92.50	20.35000
	B3	33.00	97.50	32.17500
	B4	45.00	97.50	43.87500

The Non-Performing Portfolio includes those debtors with loans in arrears for more than 90 days or which are under collection procedures and whose repayment is secured by a guarantee or collateral. The risk categories and provisions required under Non-Performing Portfolio are:

Type of Portfolio	Classification	Estimated Range of Loss	Provision
Non-Performing Portfolio	C1	Up to 3%	2%
	C2	More than 3% and up to 20%	10%
	C3	More than 20% and up to 30%	25%
	C4	More than 30% and up to 50%	40%
	C5	More than 50% and up to 80%	65%
	C6	More than 80%	90%

Provisions for loan losses under the regulations issued by the SBIF are deducted from outstanding loans on our consolidated statement of financial position in calculating “Loans and receivables from customers” and are deducted in the income statement under “Provisions for loan losses.”

In addition, we are permitted to record additional loan loss provisions if we determine that existing models, although adequate in ordinary circumstances, are unlikely to account for extraordinary circumstances.  Any additional loan loss provisions must be approved by our Executive Committee.  These additional loss provisions are recorded under “Provisions for loan losses.”  The details of our aggregate provision for consumer, commercial and mortgage loan losses, interbank loan losses and the provisions for loan losses we charged for the year ended December 31, 2011 are reflected in our consolidated statement of income.  See “Item 3. Key Information—Selected Financial Data”, Item 5—Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2009, 2010 and 2011” and the notes to our consolidated financial statements.

The regulations applicable to allowances for loan losses have changed over time. Therefore, we apply the regulations applicable to the period covered by a set of financial statements.  Although the level of detail in the statutory loan category schedules limit management’s discretion regarding the category to which a given loan should correspond, our management is required to make estimates and judgments about inherently subjective matters in determining the classification of individual loans and such classification affects the determination of the provisions for loan losses.  The allowance for loan losses requires us to make estimates and, consequently, we regularly evaluate our allowance for loan losses by taking into consideration factors such as changes in the nature and volume of our loan portfolio, trends in forecasted portfolio credit quality and economic conditions that may affect our borrowers’ ability to pay.  Increases in our allowances for loan losses are reflected as provisions for loan losses in our income statement.  Loans are charged off when management determines that the loan or a portion thereof is uncollectible.  Charge-offs are recorded as a reduction of the provisions for loan losses.

We nevertheless consider the accounting estimates related to provisions for loan losses to be “critical accounting estimates” because:  (1) they are highly susceptible to change from period to period because our assumptions about the risk of loss used to classify our loans are updated for recent performance experience which may increase or decrease our risk index that is used to determine our global allowance, (2) our specific provisions are also updated to reflect recent performance, which may result in an increase or decrease in our specific provisions, (3) it requires management to make estimates and assumptions about loan classification and the related estimated probable loss, if any, and (4) any significant difference between our estimated losses (as reflected in the specific and general allowances) as of the consolidated statement of financial position date and our actual losses will require us to adjust our provisions for loan losses that may result in additional provisions for loan losses in future periods, which could have a significant impact on our future net income and/or financial condition.

Chilean banks are required to provide to the SBIF detailed information regarding their loan portfolio on a monthly basis.  The SBIF examines and evaluates each financial institution’s credit management process, including its compliance with the loan classification guidelines.  Banks are classified into four categories: 1, 2, 3 and 4.  Each bank’s category depends on the performance of the models and methods used by us to classify our loan portfolio, as determined by the SBIF.  Category 1 banks are those banks whose methods and models are satisfactory to the SBIF.  Category 1 banks will be entitled to continue using the same methods and models they currently have in place.  A bank classified as a category 2 bank will have to maintain the minimum levels of reserves established by the SBIF while its board of directors will be made aware of the problems detected by the SBIF and required to take steps to correct them.  Banks classified as categories 3 and 4 will have to maintain the minimum levels of reserves established by the SBIF until they are authorized by the SBIF to do otherwise.  For each of  2009, 2010 and 2011 we were classified as a category 1 bank.

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

Total Loans – models based on group analysis

	As of December 31, 2009
	(in millions of Ch$ except for percentages)
	Total Loans	Allowances for loan losses	Risk Index (%)
Commercial	340,628	15,560	4.6%
Leasing commercial	37,065	885	2.4%
Factoring commercial	53,548	286	0.5%
Consumer	427,528	33,691	7.9%
Leasing consumer	523	6	1.2%
Mortgage	806,575	6,039	0.8%
Leasing mortgage	160	–	0.0%

	As of December 31, 2010
	(in millions of Ch$ except for percentages)
	Total Loans	Allowances for loan losses	Risk Index (%)
Commercial	318,689	11,590	3.6%
Leasing commercial	30,863	524	1.7%
Factoring commercial	6,152	340	5.5%
Consumer	406,610	27,543	6.8%
Leasing consumer	708	3	0.5%
Mortgage	1,032,492	8,936	0.9%
Leasing mortgage	146	-	0.1%

	As of December 31, 2011
	(in millions of Ch$ except for percentages)
	Total Loans	Allowances for loan losses	Risk Index (%)
Commercial	392,555	10,708	2.7%
Leasing commercial	29,423	484	1.6%
Factoring commercial	4,598	382	8.3%
Consumer	422,392	22,708	5.4%
Leasing consumer	729	8	1.1%
Mortgage	1,175,790	10,381	0.9%
Leasing mortgage	138	1	1.0%

Consumer Loans – models based on group analysis

	As of December 31, 2009
	(in millions of Ch$ except for percentages)
	Total Loans	Allowances for loan losses	Risk Index (%)
Credit cards	55,356	3,562	6.4%
Lines of credit	26,437	359	1.4%
Others revolving	91	5	5.5%
Consumer loans	177,090	13,033	7.4%
Student loans	26,340	546	2.1%
Salary discount loans	90,202	2,722	3.0%
Renegotiation	51,910	13,403	25.8%
Others	101	61	60.4%

	As of December 31, 2010
	(in millions of Ch$ except for percentages)
	Total Loans	Allowances for loan losses	Risk Index (%)
Credit cards	54,188	3,059	5.6%
Lines of credit	24,893	338	1.4%
Others revolving	60	4	5.9%
Consumer loans	198,335	9,931	5.0%
Car loans	-	-	-
Student loans	22,520	360	1.6%
Salary discount loans	58,286	1,804	3.1%
Renegotiation	48,018	11,978	24.9%
Others	109	68	62.5%

	As of December 31, 2011
	(in millions of Ch$ except for percentages)
	Total Loans	Allowances for loan losses	Risk Index (%)
Credit cards	55,277	1,512	2.7%
Lines of credit	25,453	573	2.3%
Others revolving	43	5	10.6%
Consumer loans	243,793	9,173	3.8%
Student loans	18,268	423	2.3%
Salary discount loans	29,377	1,335	4.5%
Renegotiation	50,022	9,625	19.2%
Others	159	62	39.0%
CorpBanca computes provisions through a model based on group analysis for both commercial and retail banking loan portfolios.  For our commercial loan portfolios all customers with loan exposure lower than Ch$200.0 million of Corporate Banking, small and medium-sized Commercial Banking (SME) and Real Estate Banking, compute their loan loss provisions by applying a risk matrix, which classify debtors into eight risk ratings.  The Bank calculates monthly allowances for credit losses and by considering the following inputs: Payment behavior of the debtor to CorpBanca, debtor’s payment behavior in the financial system and guarantee coverage (loan to value).

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

Retail Credit Risk Division:

Our Retail Credit Risk Division is responsible for the whole credit cycle management of three business units: Banco Condell (Low income segment  (C3-D)), which is primarily consumer loans, credit cards and a few mortgage loans, SMU Corp S.A. (Private Label Credit Card, mainly for our low income segment C3-D) and Retail Banking for higher income segments (our medium-high income segments (ABC1-C2)), which is primarily unsecured lending, consumer loans, revolving lines of credit, credit cards and mortgage loans.

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

Credit Initiation.  We strive to have in place a high quality underwriting process.  An excellence in our credit decision-making process means healthy portfolios with very low early delinquency incident rates and profitable asset portfolios.  Our credit initiation process consists of:

-
Credit Initiation Tools: credit scoring, credit bureau information (60 months of positive and negative information), check lists to support our credit analysis (a 5 step process), credit policies and daily training.

-
Accountability and Responsibility (tied to incentive plans): branch managers know their customers and they are responsible for credit decisions but they must first seek approval with an underwriter (Risk Division).  Credit authorization will be delegated based on the results of an internal credit initiation report.

-
Analytical Driven Sales Process: We know the customers we want and we seek them out.  On a monthly basis, our credit division selects names to offer credit cards and revolving credit lines for all segments, current customers or prospective customers.

-
Control Environment: A four or five month review of accounting records is required to understand sales quality, to assess early delinquency rates and a sales scoring mix is reviewed on a daily basis.  Also, branch managers are trained to understand their loan authorization ability (approving credit worthy customers and declining non-credit worthy customers).

Maintenance.  We strive to have high market share in the most profitable segments (low-medium risk and medium-high usage) and low market share in the lowest profitable segments (high risk or low usage).  The result of which means a higher revenue share.  The maintenance process is composed of:

-	Renewals / Non-Renewals (Revolving Products): Renewals and non-renewals are based on customer payment behavior and profitability.

-
Campaigns: Top-up and cross-selling offers are implemented.  On a monthly basis, the Risk Division selects our best customers to offer refinancing options on their current loans.  Our goal is to have 100% of a customers’ Share of Wallet in our most profitable segments, which provides us with a healthy balance of investments among the products and services we offer.

Collection.  We strive to have in place a high quality collection process, consisting of the right strategy, vendors and products and policies.

-
Collection Strategy: Our collection strategy is currently based on geographic coverage and delinquency buckets.  It includes reporting delinquent customers to the credit bureau (15 days past due).  The next steps include customer risk segmentation to define our end to end collection strategy (intensity of calls, letters, mms (multimedia messaging), scripts, skip tracing and remedial offers).  Our collection strategy is also included in the branch manager’s responsibilities.

-
Vendors: Our vendors provide cover, benchmarks and sometimes testing (champion/challenger).  Also, the continuity of our business plan requires the use of vendors in cases of emergency and union instability, among others.

-	Policies and Products: Rewrites, remedial offers and settlements are made as needed. We must maximize capital recovery.

-	Technology: Our systems, Predictive Dialer and Collection System, are in place. The Collection System is in a migration process (Debt Manager, Fair Isaac Solution).

-	Control Environment: Customers surveys and strong Management Information Systems enable us to have a controlled process.

Write-off Policy, Recovery and Planning.  The write-off policy, recovery and planning process consists of:

-	Write-off Policy: Our write-off policy is triggered for an unsecured portfolio at 180 days past due and 4 years for mortgages.

-
Loss Loan Reserve: History of write-offs and recoveries are used to calculate the reserves of each portfolio.  On a monthly basis a Back Testing Analysis is reviewed in order to ensure the right coverage, as well as model performance.

Management Information Systems (MIS) and Portfolio Management.  We strive to develop strong MIS to understand our portfolio performance in real time.  The MIS and Portfolio Management processes consist of:

-
MIS: Reports are prepared to understand the credit portfolio behavior by main segmentations (sales quality, by sales channel, scoring, type of customer, location (branch), products and loan to value (for mortgages), etc.).  Also, the Risk Credit Division has the capability to deepen any analysis if necessary.

-
Sales Indicators: Sales indicators include total applications, approvals and denials, scoring mix, approval rates, through the door analysis and vintage coincidence, among others (30+, 60+, 90+, write-off and recovery).

-
Portfolio Review Indicators: Portfolio review indicators include delinquencies by bucket, net flows (roll forward, roll back, stay), is-was analysis, gross write-off, recoveries, net credit losses, charge off, vintage analysis, rewrite of sales, payments, pre-payments and refinance rate, etc.

-	Portfolio Management: Periodic review against budgets and forecasts in order to adjust and make decisions, if necessary.

The following table shows the allowances for credit losses required by the SBIF and the allowances under IFRS as at December 31, 2011 and 2010 and the provision for credit losses as recorded in our income statement as required by the SBIF and under IFRS for the years ended December 31, 2011, 2010, and 2009

SBIF Required Provision		IFRS Provision

(in millions of Ch$)
2009	68,855	71,271
2010	54,424	52,351
2011	40,182	40,754

SBIF Required Provision		IFRS Allowances

(in millions of Ch$)
2010	106,607	104,215
2011	105,051	102,500

Analysis of our Loan Classification

The following tables provide statistical data regarding the classification of our loans as of the end of each of the last three years, applying the classification explained in prior pages:

2008

	Individual Portfolio									Group Portfolio
	A1	A2	A3	B1	B2	B3	C	Impaired	Total	Normal	Impaired	Total	General Total
	(in millions of Ch$)

Loans and receivable to banks	20,005	-	-	17,691	-	-	-	-	37,696	-	-	-	-

Loans and receivable to customers
Commercial loans
General commercial loans	-	36,230	1,142,273	844,734	423,950	-	-	115,919	2,563,106	228,848	37,266	266,114	2,829,220
Foreign trade loans	-	-	162,114	111,366	116,613	-	-	58,058	448,151	13,898	1,063	14,961	463,112
Lines of credit and overdrafts	-	5	31,350	9,155	12,271	-	-	1,570	54,351	27,887	1,769	29,656	84,007
Factored receivables	-	-	-	-	-	-	-	-	-	49,668	4,665	54,333	54,333
Leasing contracts	-	23,579	29,962	95,434	120,684	-	-	16,535	286,194	29,230	9,749	38,979	325,173
Other outstanding loan	-	-	-	26	273	-	-	236	535	1,508	263	1,771	2,306
Subtotal commercial loans	-	59,814	1,365,699	1,060,715	673,791	-	-	192,318	3,352,337	351,039	54,775	405,814	3,758,151

Consumer loans	-	-	-	-	-	-	-	-	-	472,993	33,122	506,115	506,115
	-
Mortgage loans		-	-	-	-	-	-	-	-	667,506	24,728	692,234	692,234

Total loans and receivable to customers	-	59,814	1,365,699	1,060,715	673,791	-	-	192,318	3,352,337	1,491,538	112,625	1,604,163	4,956,500
Financial investments	-	-

2009

	Individual Portfolio									Group Portfolio
	A1	A2	A3	B1	B2	B3	C	Impaired	Total	Normal	Impaired	Total	General Total
	(in millions of Ch$,)

Loans and receivable to banks	72,636	9,524	4,066	–	–	–	–	–	86,226	–	–	–	86,226

Loans and receivable to customers
Commercial loans
General commercial loans	9,005	24,269	1,301,811	891,532	503,887	–	–	115,519	2,846,023	248,326	49,867	298,193	3,144,216
Foreign trade loans	–	–	57,910	47,411	45,758	–	–	68,736	219,815	12,603	1,059	13,662	233,477
Lines of credit and overdrafts	–	–	1,724	5,879	11,431	–	–	1,466	20,500	25,831	1,990	27,821	48,321
Factored receivables	–	–	–	–	–	–	–	–	–	50,034	3,514	53,548	53,548
Leasing contracts	–	22,435	27,013	82,705	103,085	–	–	23,554	258,792	29,733	7,332	37,065	295,857
Other outstanding loan	–	–	157	114	210	–	–	18	499	853	99	952	1,451
Subtotal commercial loans	9,005	46,704	1,388,615	1,027,641	664,371	–	–	209,293	3,345,629	367,380	63,861	431,241	3,776,870

Consumer loans	–	–	–	–	–	–	–	–	–	399,344	28,707	428, 051	428,051

Mortgage loans	–	–	–	–	–	–	–	–	–	778,143	28,592	806,735	806,735

Total loans and receivable to customers	9,005	46,704	1,388,615	1,027,641	664,371	–	–	209,293	3,345,629	1,544,867	121,160	1,666,027	5,011,656
Financial investments	–	–	–	–	–	–	–	–	–	–	–	–	–

2010

	Individual Portfolio									Group Portfolio
	A1	A2	A3	B1	B2	B3	C	Impaired	Total	Normal	Impaired	Total	General Total
	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$

Loans and receivable to banks	8,604	–	41,920	12,857	777	–	–	29	64,187	–	–	–	64,187

Loans and receivable to customers
Commercial loans
General commercial loans	76,742	38,027	1,239,111	897,967	727,483	–	–	115,575	3,094,905	205,482	67,104	272,586	3,367,491
Foreign trade loans	–	–	48,093	72,944	69,549	–	–	51,998	242,584	17,063	1,329	18,392	260,976
Lines of credit and overdrafts	–	–	1,044	5,691	17,652	–	–	1,133	25,520	21,069	5,773	26,842	52,362
Factored receivables	461	–	16,871	9,360	32,156	–	–	1,615	60,463	4,354	1,799	6,153	66,616
Leasing contracts	–	22,349	18,569	61,219	117,040	–	–	30,495	249,672	20,174	10,689	30,863	280,535
Other outstanding loan	–	–	73	40	267	–	–	12	392	833	36	869	1,261
Subtotal commercial loans	77,203	60,376	1,323,761	1,047,221	964,147	–	–	200,828	3,673,536	268,975	86,730	355,705	4,029,241

Consumer loans	–	–	–	–	–	–	–	–	–	381,235	26,080	407,315	407,315

Mortgage loans	–	–	–	–	–	–	–	–	–	999,636	33,003	1,032,639	1,032,639

Total loans and receivable to customers						–	–
Financial investments	77,203	60,376	1,323,761	1,047,221	964,147	–	–	200,828	3,673,536	1,649,846	145,813	1,795,659	5,469,195

2011

	Individual Portfolio																		Group Portfolio
	Normal Portfolio									Impaired Portfolio										Normal Portfolio	Impaired Portfolio
	A1	A2	A3	A4	A5	A6	B1	B2	Total	B3	B4	C1	C2	C3	C4	C5	C6	Total	Total			Total	General Total
	(in millions of Ch$)

Loans and receivable to banks	200,028	36,851	67,701	42	–	–	–	–	304,622	–	–	–	–	–	–	–	–	–	304,622	–	–	–	304,622

Loans and receivable to customers
Commercial loans
General commercial loans	236,229	1,002,989	1,227,123	1,039,390	439,597	9,011	14,203	4,594	3,973,136	2,554	619	27,711	7,153	7,467	9,679	11,747	6,244	73,174	4,036,310	231,295	68,126	299,421	4,345,731
Foreign trade loans	-	53,245	93,925	144,847	36,568	7,432	357	-	336,374	-	-	2,857	990	18,618	15,907	3,749	69	42,190	378,564	8,151	2,266	10,417	388,981
Lines of credit and overdrafts	-	1,299	5,526	245	1,066	1	49	4	8,190	-	-	72	43	-	-	9	11	135	8,325	4,008	1,166	5,174	13,499
Factored receivables	-	8,755	28,677	36,988	15,308	290	54	-	90,072	95	129	105	-	-	-	27	-	356	90,428	2,647	1,951	4,598	95,026
Leasing contracts	-	11,495	16,698	106,405	89,018	592	2,439	-	226,647	-	-	27,010	6,142	979	1,099	2,015	410	37,655	264,302	19,428	9,996	29,424	293,726
Other outstanding loan	-	171	42	519	125	12	-	2	871	1	-	1	7	-	5	4	4	22	893	77,281	259	77,540	78,433
Subtotal commercial loans	236,229	1,077,954	1,371,991	1,328,394	581,682	17,338	17,102	4,600	4,635,290	2,650	748	57,756	14,335	27,064	26,690	17,551	6,738	153,532	4,788,822	342,810	83,764	426,574	5,215,396

Consumer loans																			-	398,365	24,756	423,121	423,121

Mortgage loans																			-	1,141,396	34,532	1,175,928	1,175,928

Total loans and receivable to customers	236,229	1,077,954	1,371,991	1,328,394	581,682	17,338	17,102	4,600	4,635,290	2,650	748	57,756	14,335	27,064	26,690	17,551	6,738		4,774,083	1,882,571	143,053	2,025,624	6,814,446
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-	-

The following table sets forth our allowances for loan losses:

	As of December 31,
	2009	2010	2011
	(in millions of Ch$ except for percentages)

Required allowances	99,264	104,215	102,500
Voluntary allowances	-	-	-
Total allowances for loan losses	99,264	104,215	102,500
Total loan allowances as a percentage of total loans	2.0%	1.9%	1.5%

Total loans	5,011,656	5,469,195	6,814,445

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

We are required to charge off commercial loans not later than 24 months after being classified as past due, if unsecured, and if secured, not later than 36 months after being classified as past due.  When an installment of a past due commercial loan (either secured or unsecured) is written off, we must charge off all installments which are overdue, notwithstanding our right, if any, to charge off the entire amount of the loan.  Once any amount of a loan is written off, each subsequent installment must be written off as it becomes overdue, notwithstanding our right, if any, to charge off the entire amount of the loan.  In the case of past due consumer loans, a similar practice applies, except that after the first installment becomes six months past due, we must charge off the entire remaining part of the loan.  We may charge off any loan (commercial or consumer) before the first installment becomes overdue we must charge off an overdue loan (commercial or consumer) before the terms set forth above in certain circumstances.  Loans are written off against the allowance for loan losses to the extent of any required reserves for such loans.

The models used to create credit risk provisions (for both individuals and groups) include historical loss rates by segment (write-offs and recoveries) and risk profiles on loans and accounts receivable for each portfolio.

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

The following tables set forth as of December 31 of each of the last four years the current and overdue principal and interest amounts, by domestic, foreign and total loans:

Domestic Loans

	As of December 31,
	2008	2009	2010	2011
	(in millions of Ch$)

Current	Ch$ 4,811,415	Ch$ 4,892,417	Ch$ 5,290,086	Ch$ 6,532,592
Overdue 1-29 days	11,705	7,087	7,832	9,046
Overdue 30-89 days	34,543	9,512	8,190	11,207
Overdue 90 days or more (“past due”)	38,646	41,672	46,851	46,379
Total loans	Ch$ 4,896,309	4,950,688	5,352,959	6,599,224

Foreign Loans

	As of December 31,
	2008	2009	2010	2011
	(in millions of Ch$)

Current	Ch$ 60,191	Ch$ 60,968	Ch$ 116,226	Ch$ 215,221
Overdue 1-29 days	-	-	-	-
Overdue 30-89 days	-	-	-	-
Overdue 90 days or more (“past due”)	-	-	-	-
Total loans	Ch$ 60,191	60,968	116,226	215,221

Total Loans

	As of December 31,
	2008	2009	2010	2011
	(in millions of Ch$except for percentages)

Current	Ch$ 4,871,606	Ch$ 4,953,385	Ch$ 5,406,322	Ch$ 6,747,813
Overdue 1-29 days	11,705	7,087	7,832	9,046
Overdue 30-89 days	35,543	9,512	8,190	11,207
Overdue 90 days or more (“past due”)	38,646	41,672	46,851	46,379
Total loans	Ch$ 4,956,500	5,011,656	5,469,195	6,814,445
Overdue loans expressed as a percentage of total loans	1.7%	1.2%	1.1%	1.0%
Past due loans as a percentage of total loans	0.8%	0.8%	0.9%	0.7%

Analysis of Impaired Loans and Amounts Past Due

The following tables analyze our impaired loans and past due loans and the allowances for loan losses existing as of the dates indicated.  Impaired loans are all loans included in categories 6, 7, 8, 9 and 10.  The information provided is related to domestic loans, because we did not have any significant non-accrual or past due foreign loans in the periods presented.  All of our restructured loans as of December 31 for each of the last four years are included in the following table:

	As of December 31,
	2008	2009	2010	2011
	(in millions of Ch$ except for percentages)
Total loans	Ch$ 4,956,500	Ch$ 5,011,656	Ch$ 5,469,195	Ch$ 6,814,445
Impaired loans	304,943	330,453	346,641	296,584
Allowance for loan losses	75,487	99,264	104,215	102,500
Impaired loans as a percentage of total loans	6.2%	6.6%	6.3%	4.4%

Amounts past due (1)	38,646	Ch$ 41,672	Ch$ 46,851	Ch$ 46,379
To the extent secured (2)	20,642	25,934	22,773	18,849
To the extent unsecured	18,004	15,738	24,078	27,530

Amounts past due as a percentage of:
Total loans	0.8%	0.8%	0.9%	0.7%
To the extent secured (2)	0.4%	0.5%	0.4%	0.3%
To the extent unsecured	0.4%	0.3%	0.4%	0.4%

Total loans for which at least one payment is past due (1)	131,117	93,751	111,421	107,978

Loans for which at least one payment is past due as a percentage of total loans	2.6%	1.9%	2.0%	1.6%

Allowance for loans losses as a percentage of:
Total loans	1.5%	2.0%	1.9%	1.5%
Total impaired loans	24.8%	30.0%	30.1%	34.6%
Total amounts past due	195.3%	238.2%	222.4%	221.0%
Total amounts past due-unsecured	419.3%	630.7%	432.8%	372.3%

(1)
Interest revenue and expense are recorded on an accrual basis using the effective interest method.  However, we cease accruing interest when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default.

(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

The following table provides further information on our past due loans:

	As of December 31,
	2009	2010	2011
	(in millions of Ch$)

Overdue 90 days or more (“Past Due”)
Domestic Loans	41,672	46,851	46,379
Foreign Loans	–	–	–
Total Loans Amounts Past Due (1)	41,672	46,851	46,379
To the extent secured (2)	25,934	22,773	18,849
To the extent unsecured	15,738	24,078	27,530

As of December 31, 2011	Between 90-180 days MCh$	Between 181-240 days MCh$	Between 241-360 days MCh$	More than 360 days MCh$	Total
Loans and receivables to customers
Commercial Loans	10,584	3,560	5,715	18,467	38,326
Mortgages Loans	4,741	199	289	745	5,974
Consumer Loans	2,079	–	–	–	2,079
Total	17,404	3,759	6,003	19,213	46,379

As of December 31, 2010	Between 90-180 days MCh$	Between 181-240 days MCh$	Between 241-360 days MCh$	More than 360 days MCh$	Total
Loans and receivables to customers
Commercial Loans	6,147	1,930	11,703	17,853	37,633
Mortgages Loans	1,446	321	457	4,487	6,711
Consumer Loans	2,507	–	–	–	2,507
Total	10,100	2,251	12,160	22,340	46,851

As of December 31, 2009	Between 90-180 days MCh$	Between 181-240 days MCh$	Between 241-360 days MCh$	More than 360 days MCh$	Total
Loans and receivables to customers
Commercial Loans	6,090	3,895	6,834	14,566	31,385
Mortgages Loans	1,560	243	688	4,545	7,036
Consumer Loans	3,251	–	–	–	3,251
Total	10,901	4,138	7,522	19,11	41,672

As of December 31, 2008	Between 90-180 days MCh$	Between 181-240 days MCh$	Between 241-360 days MCh$	More than 360 days MCh$	Total
Loans and receivables to customers
Commercial Loans	923	10,293	4,245	12,146	69,097
Mortgages Loans	1,041	507	973	3,456	6,504
Consumer Loans	5,143	-	-	-	9,292
Total	7,107	10,800	5,218	15,602	84,893

(1)
Interest revenue and expense are recorded on an accrual basis using the effective interest method.  However, we cease accruing interest when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default.

(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowances for Loan Losses

The following table analyzes our provisions for loan losses charged to income and changes in the allowances attributable to write-offs, allowances released, recoveries, allowances on loans acquired:

	As of December 31,
	2008	2009	2010	2011
	(in millions of Ch$ except for percentages)

Allowances for loan losses at beginning of period	Ch$ 54,944	Ch$ 75,487	Ch$ 99,264	Ch$ 104,215
Allowances on acquired loans
Charge-offs	(45,939)	(60,772)	(61,926)	(54,434)
Provisions established	75,030	104,318	93,145	94,170
Provisions released (1)	(8,548)	(19,769)	(26,268)	(41,451)
Price-level restatement (2)				-
Allowances for loan losses at end of period	Ch$ 75,487	Ch$ 99,264	Ch$ 104,215	Ch$ 102,500
Ratio of charge-offs to average loans	1.0%	1.3%	1.2%	0.9%
Allowances for loan losses at end of period as a percentage of total loans	1.5%	2.0%	1.9%	1.5%

(1)
Represents the aggregate amount of provisions for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.

(2)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant Chilean pesos as of December 31, 2009.

Our policy with respect to write-offs is as disclosed in Note 1 to our financial statement included herein.  We are required to write-off commercial loans, if unsecured, no later than 24 months after being classified as past due and, if secured, no later than 36 months after being classified as past due.  When an installment of a past due commercial loan (either secured or unsecured) is written off, we must write-off the entire amount of the loan.  In the case of past due consumer loans, a similar practice applies, except that after the first installment has been classified as past due for six months, we must write-off the entire remaining part of the loan.

We believe that our application of write-off policies does not result in significant differences in our financial results as compared to our competitors, has enabled us to generally decrease write-offs since 1999, and maintain write-offs at an adequate level.  The effects of these efforts can be seen in the following table, which shows the write-offs breakdown by loan category:

	As of December 31,
	2008	2009	2010	2011
	(in millions of Ch$)

Consumer loans	39,296	51,412	45,645	31,676
Residential mortgage loans	493	524	537	1,782
Commercial loans	6.150	8,836	15,744	20,976
Total	45,939	60,772	61,926	54,434

The following table shows loan loss recoveries by loan category for the periods indicated:

	As of December 31,
	2008	2009	2010	2011
	(in millions of Ch$)

Bank debt		–	–	19
Consumer loans	9,143	11,329	11,893	9,598
Residential mortgage loans	285	111	90	574
Commercial loans	1,607	1,776	2,726	1,787
Total	11,035	13,216	14,709	11,978

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

	As of December 31, 2011
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans(1)	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)

Commercial loans	69,401	1.3%	1.0%	73.3%
Consumer loans	22,716	5.4%	0.3%	5.9%
Residential mortgage loans	10,383	0.9%	0.1%	16.5%
Loans and receivables to banks	524	0.2%	0.0%	4.3%
Total allocated allowances	103,024	1.4%	1.4%	100.0%

	As of December 31, 2010
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans(1)	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)

Commercial loans	67,706	1.7%	1.2%	72.7%
Consumer loans	27,572	6.8%	0.5%	7.4%
Residential mortgage loans	8,937	0.9%	0.2%	18.7%
Loans and receivables to banks	189	0.3%	0.0%	1.2%
Total allocated allowances	104,404	1.9%	1.9%	100.0%

	As of December 31, 2009
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans(1)	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)

Commercial loans	59,528	1.6%	1.2%	74.1%
Consumer loans	33,697	7.9%	0.7%	8.4%
Residential mortgage loans	6,039	0.7%	0.1%	15.8%
Loans and receivables to banks	6	0.0%	0.0%	1.7%
Total allocated allowances	99,270	1.9%	1.9%	100.0%

(1)	Based on our loan classification, for the purpose of determining the loan loss allowance.

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2009, 2010 and 2011.

	As of December 31,
	2009	2010	2011
	(in millions of Ch$)

Checking accounts	Ch$ 328,078	Ch$ 405,301	Ch$ 467,506
Other demand liabilities	159,687	200,770	206,554
Savings accounts	9,011	8,666	8,707
Time deposits	3,307,034	3,691,788	4,806,608
Other commitments	8,505	5,993	17,723
Total	Ch$ 3,812,315	Ch$ 4,312,518	Ch$ 5,507,098

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2011, expressed in percentages.  UF-denominated deposits are similar to Chilean peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the CPI.

	As of December 31, 2011
	Ch$	UF	Foreign Currency	Total
	(in millions of Ch$ except percentages)

Demand deposits	13.33%	0.86%	13.29%	0.16
Savings accounts	0.0	2.60	–	12.57
Time deposits:
Maturing within 3 months	62.15	27.98	76.56	62.28
Maturing after 3 but within 6 months	9.46	23.42	8.95	10.23
Maturing after 6 but within 12 months	13.31	39.45	1.20	13.04
Maturing after 12 months	1.75	5.68	0.00	1.72
Total time deposits	86.67	96.54	86.71	87.27
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of US$100,000.0 (or its equivalent) issued by us as of December 31, 2011.

	As of December 31, 2011
	Ch$	UF	Foreign Currency	Total
	(in millions of Ch$)

Maturing within 3 months	2,454,821	84,282	623,426	3,162,529
Maturing after 3 but within 6 months	419,701	77,806	75,177	572,684
Maturing after 6 but within 12 months	563,764	138,776	4,714	707,254
Maturing after 12 months	63,556	20,333	–	83,888
Total time deposits	3,501,842	321,197	703,317	4,526,356

Minimum Capital Requirements

As of December 31, 2009, 2010 and 2011 the table sets forth our minimum capital requirements set as follows:

	As of December 31,
	2009	2010	2011
	(in millions of Ch$ except for percentages)

Net capital base	507,349	549,314	739,793
3% total assets net of provisions	(202,826)	(229,026)	(298,327)
Excess over minimum required equity	304,523	320,288	441,446
Net capital base as a percentage of the total assets, net of provisions	7.50%	7.19%	7.44%

Effective net equity	739,463	801,412	1,118,908
8% of the risk-weighted assets	(455,633)	(477,861)	(611,482)
Excess over minimum required equity	283,830	323,550	507,426

Effective net equity as a percentage of the risk-weighted assets	12.98%	13.42%	14.64%

Short-term Borrowings

Our short-term borrowings (other than deposits and other obligations) totaled Ch$572,063.0 million, Ch$357,687.0 million and Ch$314,603.0 million as of December 31, 2009, 2010 and 2011, respectively, in accordance with IFRS.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements.  The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each such period by type of short-term borrowing.

	As of and for the Year Ended December 31,
	2009		2010		2011
		Weighted		Weighted		Weighted
		Average		Average		Average
	Year End	Nominal	Year End	Nominal	Year End	Nominal
	Balance	Interest Rate	Balance	Interest Rate	Balance	Interest Rate
	(in millions of Ch$ except for percentages)

Investments under repurchase agreements	41,135	1.0	$189,350	1.2	70,014	1.45%
Central Bank borrowings	424,378	0.5	-	-	60,535	0.38%
Domestic interbank loans	1,300	1.2	43,141	0.8	511	0.00%
Borrowings under foreign trade credit lines	105,250	1.4	125,196	1.0	183,543	1.96%
Total short-term borrowings	572,063	1.0	357,687	1.1	314,603	1.54%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	2009		2010		2011
		Weighted		Weighted		Weighted
		Average		Average		Average
		Nominal		Nominal		Nominal
	Average	Interest	Average	Interest	Average	Interest
	Balance	Rate	Balance	Rate	Balance	Rate
	(in millions of Ch$ except for percentages)

Investments under repurchase agreements	267,061	4.0%	424,297	1.2%	154,371	0.66%
Central Bank borrowing	8,386	4.9	1,274	0.2	9,278	2.51%
Domestic interbank loans	99,762	2.4	39,364	2.5	12,450	0.00%
Subtotal	375,209	3.6	464,935	1.3	176,100
Borrowings under foreign trade credit lines	35,510	1.3	82,809	2.2	172,047	2.09%
Total short-term borrowings	410,719	3.4%	547,744	1.4%	348,147	2.05%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2009	Maximum 2010	Maximum 2011
	Month-End	Month-End	Month-End
	Balance	Balance	Balance
	(in millions of Ch$)

Investments under repurchase agreements	424,378	650,853	138,212
Central Bank borrowings	46,865	113,941	267,595
Domestic interbank loans	140,617	114,096	114,512
Borrowings under foreign trade credit lines	403,476	518,660	663,115
Other obligations	46,415	28,563	23,767

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

D.           PROPERTY

Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile since 2007.  As of December 31, 2011, we owned 47 of the 118 properties where our branches were located.  The remaining 71 branch locations were leased.  Total branch space as of December 31, 2011 was approximately 41,066.0 square meters (444,181.0 square feet).  Our branches are located throughout Chile, including the Santiago metropolitan region.

ITEM 4A.                                UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           OPERATING RESULTS

The following discussion should be read in conjunction with our financial statements, together with the notes thereto, included elsewhere in this Annual Report.  Our consolidated annual financial statements as of and for the years ended December 31, 2009, 2010 and 2011 have been prepared in accordance with IFRS as issued by IASB.

General Conditions

We are a “sociedad anónima bancaria” organized under the laws of Chile and our stock is quoted on the Santiago Stock Exchange and the Chilean Electronic Exchange.  We are regulated by the SBIF.  We offer general commercial and consumer banking services and provide other services, including factoring, collection, leasing, securities and insurance brokerage, asset management and investment banking.

We have prepared this operating and financial review in a manner consistent with the way our management views our business as a whole (see “Item 4. Information on the Company—Business Overview” and note 1 to our audited consolidated financial statements included herein).  As a result, we present the following key sections to the operating and financial review.

The following classification of revenues and expenses is based on our consolidated financial statements:

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

The Chilean Economy

A majority of our investments are located in Chile.  Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile.  Chile experienced profound economic reforms during the 1970s and 1980s.  The Chilean economy grew at rates averaging more than 7.0% per annum from 1985 until the onset of the Asian economic crisis in 1997.  Since then, the average rate of growth from 1998 to 2006 stagnated to only 3.6% and showed a period of higher growth in 2007 with a rate of 5.1%.  In 2008, this rate slowed to 3.5% as a worldwide recession hit many developed nations.  During 2008, the world economy witnessed the impact of the international financial crisis, which originated in the U.S. subprime real estate sector.  During the first half of 2008, various banks throughout the world accumulated significant losses on financial investments in the U.S. real estate market and the U.S. economy began to show the first signs of a recession during this period.  Towards the second half of the year, the crisis began to spread to the banking systems of most major industrialized nations.  The international markets took an even more negative turn in mid-September 2008 after the investment bank Lehman Brothers went bankrupt.  The ensuing liquidity crisis and fear of further bank failures unleashed an accelerated reduction in indebtedness within the global financial system, with massive liquidations of assets and costly attempts to recapitalize banks, both in the United States and Europe.

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

Chile began to experience the impact of these negative global conditions towards the end of 2008, principally in the form of write-downs of local assets, a deceleration in the margin of some activity indicators and a moderation in the strong inflationary pressure felt during the first three quarters of 2008.  First, the global fall in demand for riskier financial assets was reflected internally in a decrease in the value of local assets (more than 20.0% if measured in local currency) and the depreciation of the Chilean peso with respect to the U.S. dollar (also approximately 20.0%).  During the second half of 2008, the local economy performed worse overall than in the first half of the year, driven by deceleration of non-tradable goods sectors (construction, commerce and services), which were not offset by positive performances in the energy sector, explained by greater availability of water for generating electricity, and the telecommunications sector, because of increases in broadband access.  According to the Chilean Central Bank, copper prices increased from US$1.4 to US$3.3 as of December 31, 2008 and 2009, respectively.  The high copper prices in prior years and the ability of the government to save these revenues produced significant solvency in external accounts, playing an important role for the funding of future fiscal stimulus packages.

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

The impact of the global economic crisis that erupted in October 2008 had significant effects on the Chilean economy during the first quarter of 2009 with low levels of a number of economic indicators, which measure the economic vitality of the Chilean economy.  Nevertheless, there was evidence of a point of inflection in global inflation near the end of the first quarter and into the second quarter of 2009.  At that point, several international economic indicators began to stabilize and/or rise and some regions in the world started to show signs of recovery.

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

During 2009, according to published estimates of the International Monetary Fund, the economies around the world contracted at an annual rate of (1.1%) and developed economies plummeted by 3.4%.  From the perspective of the local Chilean economy, the impact of the global economic crisis was similar to that experienced in other emerging economies.  During the global economic crisis, the Chilean GDP decreased by 1.7%, which is the worst decrease in GDP since the 1980’s.  In Chile, the labor market was the sector that was impacted the most with the unemployment rate reported to have reached a peak of 10.8% in the third quarter of 2009.

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

During 2010, Chile experienced a notable economic recovery.  After a decrease of 1.7% in GDP during 2009, the Chilean economy grew over 5.0% in 2010.  The unemployment rate returned to pre-crisis levels, the inflation rate decreased to 3.0% at year end and the Chilean economy started recovering after a negative 2009.  The Chilean peso appreciated 8.0% as a result of the improvement of the Chilean economy and the rise in the price of copper.  A 47% increase in the price of copper during 2010 was the main factor in Chile’s positive performance.  The increase in copper prices is also largely responsible for the appreciation in the value of the Chilean peso.  In line with the recovery of economic activity and employment, a strong credit recovery was observed throughout 2010.  The recovery of conditions for extending credit, as shown in the surveys conducted by the Central Bank, contributed to this strong performance.  The Chilean government ended 2010 with a moderate surplus as a result of increased revenue (particularly from taxes on copper) and lower spending than budgeted (about 4.0% instead of 9.0%).

During 2011, the Chilean real GDP grew by 6.0%, internal demand increased 9.3%, private investment increased 15.7%, and private consumption increased 9.0%.  The increase in real GDP was greater than projected by market consensus.  Unemployment also decreased, from 8.3% in 2010 to 7.2% in 2011.  Part of this growth can be explained by the strong rebound in economic activity compared to a weaker first half of 2010 that was negatively affected by the February 2010 earthquake and tsunami.  The growth in the Chilean economy during 2011 was highlighted by a strong contribution from construction, retail and other service industry sectors.  Nevertheless, the industrial products and mining industries continued to experience anemic growth due to their dependence on external factors.  Yet, in 2011, Chile experienced an increase in the local mining industry with major investment projects in the north of Chile.  Going forward, economic activity is expected to continue to increase, but at a slower pace given the uncertain global environment, with a smaller increase in GDP forecasted for 2012 as compared to 2011.

As a result of the economic recovery, the CPI and interest rates have been increasing. In 2011, CPI reached 4.4%.  CPI in 2010 increased by 3.0% compared to a 1.4% decrease in 2009.  As a result of rising price levels and higher economic activity, interest rates also increased in 2011. The overnight interbank rate set by the Central Bank for 2011 was 5.25%, and on January 12, 2012, the overnight interbank rate was lowered to its current level of 5.0%.  The Central Bank has targeted a medium-term CPI of 3.0%.

Recent Developments in the Banking Industry

During the last thirteen years, the Chilean banking industry has experienced significant concentration and had many new players enter the market.  In 1998, 32 financial institutions operated in Chile and the five largest banks had a combined market share of approximately 40.0%. That year, CorpBanca acquired Financiera Condell and then the assets of Corfinsa (former Banco Sud Americano consumer division), and Citibank Chile acquired Corporación Financiera Atlas.  The market experienced two mergers in 2002: Banco de Chile with Banco Edwards and Banco Santander with Banco Santiago.  During that same year, Banco Ripley began operating. In 2003, Banco del Desarrollo merged with Banco Sudameris. In 2004, Banco Penta and Banco Paris commenced operations. Also in 2004, Grupo Security S.A., a Chilean financial holding company, acquired the operation of Dresdner Bank Lateinamerika AG (DBLA) in Chile. Afterwards, Grupo Security S.A.’s bank subsidiary merged with DBLA in October 2004. In 2005, Banco de Crédito e Inversiones acquired Financiera Conosur and in 2007 Scotiabank Chile acquired Banco del Desarrollo followed by a merger in 2009. In 2008, Banco de Chile merged with Citibank. In 2010, Scotiabank Canada acquired Royal Bank of Scotland’s Chilean (RBS) banking operations and almost a year later its bank subsidiary in Chile acquired RBS Chile’s assets. Therefore, by the end of 2011, only 24 financial institutions were operating, of which one is operated by the State of Chile and five are branches of foreign banks. As of December 31, 2011, the five largest banks had a market share of approximately 75.0%, leaving the industry more concentrated, but as a result of the increasing competition spreads have reduced significantly.  In light of these lower spreads, banks have been forced to increase operating income such as fees and commissions, to improve operating efficiency and to maintain a good asset quality to compensate for deteriorating net interest margins.

In 1997, GDP grew 6.6%, which was reduced to 3.3% in 1998 as a result of the Asian financial crisis.  Growth reached its lowest point in 1999 of (0.7%).  Because of the crisis, the Chilean banking industry, which recorded 13.2% growth in 1997, saw growth abruptly fall to 4.8% in 1998, reaching its weakest point in December 2002 with barely 1.6% annual growth.

Between 2004 and 2009, the Chilean banking sector has grown at annual rates over 14.0%.  In 2010, loans (not including contingent credits and interbank loans) showed an 8.7% increase over a twelve-month period, which can be further divided into an increase of 6.9% in corporate loans and an increase of 11.7% in retail loans. In 2011, loans increased by 17.3%.

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

In 2010, total loans grew 8.7% in nominal terms.  This is explained by a growth of 6.9% in commercial loans, 11.9% in consumer loans and 11.6% in mortgage loans.  In recent years, consumer and mortgage loans have grown more rapidly than commercial loans.  In 2010, 61.0% of total loans for the banking industry corresponded to commercial loans, followed by 26.0% for mortgage loans and 13.0% for consumer loans.  In 2010, commercial loans decreased 1.05%, while mortgage and consumer loans have increased 0.68% and 0.37%, respectively.  This was explained by excess liquidity accumulated by companies during the financial crisis, leading them to postpone their credit needs.  The strong increase in consumer and mortgage loans was attributable to favorable economic conditions and strong sector competition to expand these portfolios.  The retail segment was more concentrated in larger banks than the companies segment.  This segment grew in both consumer and mortgage loans.  Consumer loan growth in the amount of 11.9% was slightly greater than mortgage loan growth.  The two largest banks in Chile held 50.0% market share in this segment.  Mortgage loan growth in 2010 was 11.6%.  A favorable economic cycle and low interest rates explain a large part of this growth. Unlike consumer loans, mortgage loans are less concentrated in a few banks.

The risk index at the end of 2010 increased by 9.0%, reflecting a similar credit quality compared to 2009. Positive economic trends in 2011 explains the banking industry asset quality improvement. Risk index reduced to 2.36% (17 basis points) when compared to 2011.

Net income in the banking industry increased 29.0% during 2010 and experienced an average return-on-equity of 20.4% during such period, high by 410 basis points when compared to 2009. During 2011, net income expanded 7.8% reaching an average return on equity 19.6%

The non-performing loan portfolio ratio improved in 2010, dropping from 3.0% to 2.7%, with a decrease in the ratio for commercial loans (from 1.9% to 1.8%), mortgages (from 5.9% to 5.5%) and consumer loans (from 2.8% to 2.2%).  Such improvements occurred in the context of greater economic activity and a drop in unemployment, which improved payment terms and conditions for debtors.  This development, in turn, enabled the banking hedge ratio to improve from 82.3% to 93.6% (without considering additional provisions), which has enabled risk spending (expenditures in credit risk provisions) to decrease by 24.1% over the year.

Beginning in January 2011, regulatory changes in connection with loan losses and impairment provisions (as provided by the SBIF in Circular No. 3,503) became effective. Some Chilean banks, including us, decided to adopt the new provisioning rules early, which included recording additional provisions, and made the corresponding adjustments during the 2010 fiscal year.  According to the SBIF, in December 2010, additional provisions in the amount of Ch$119.4 billion were recorded by Chilean banks, increasing the total amount of additional provisions to Ch$443.0 billion, representing 0.61% of the total loan portfolio.

In 2011, the Chilean financial system evolved in line with overall economic developments with an increase in the volume of loans. Total loans (including interbank loans) as of December 31, 2011 in the Chilean financial system were Ch$89,709,124.0 million (US$172,700.0 billion), an increase of 18.1% in the last twelve months. Total customer deposits (defined as time deposits plus checking accounts) as of December 31, 2011 in the Chilean financial system totaled Ch$76,544,252.0 million (US$147,356.0 billion), an increase of 17.8% in the last twelve months. The non-performing loan ratio (defined as non-performing loans divided by total loans) in the Chilean financial system decreased from 2.7% as of December 31, 2010 to 2.4% as of December 31, 2011.

Inflation

General. Chile has experienced high levels of inflation in the past, which have significantly affected our financial condition and results of operations. The rate of inflation in Chile was low between 2003 and 2006, fluctuating between 1.1% in 2003 and 3.7% in 2005. However, inflation spiked to 7.8% in 2007 and to 7.1% in 2008. In 2009, for the first time in 74 years, Chile experienced deflation of 1.4%, in part due to the contraction of the economy related to the global economic crisis.  In 2010 and 2011, the inflation rate was 3.0% and 4.4%, respectively.  Our results of operations reflect the effect of inflation in the following ways:

·
a substantial portion of our assets and liabilities are denominated in UF. The UF is a unit of account, the peso value of which is indexed daily to reflect inflation recorded in the previous month. The net increase or decrease in the nominal peso value of our UF-denominated assets and liabilities is reflected as income or loss in our income statement, and

·	the rates of interest earned and paid on peso-denominated assets and liabilities reflect, to a certain degree, inflation and expectations regarding inflation.

Under Chilean law, banks are authorized to earn interest income on loans that are adjustable for the effects of inflation. Most banks, including us, charge an interest rate that includes an estimate of future inflation. In addition, the peso-denominated value of our assets and liabilities that are denominated in UF fluctuates as the UF is adjusted based on inflation. In the case of assets, these fluctuations are recorded as income (for increases in the peso-denominated value) and losses (for decreases in the peso-denominated value). In the case of liabilities, these fluctuations are recorded as losses (for increases in the peso-denominated value) and income (for decreases in the peso-denominated value).

UF-denominated Assets and Liabilities.  The UF is revalued by the Chilean National Institute of Statistics in monthly cycles.  Every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal Chilean peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI.  One UF was equal to Ch$20,942.9 million, Ch$21,455.6 million and Ch$22,294.0 million as of December 31, 2009, 2010 and 2011, respectively.  The effect of any changes in the nominal Chilean peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.  Our net interest income is positively affected by increases in inflation to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities.  Conversely, our net interest income will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets.  Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$950,958.0 million, Ch$1,167,426.0 and Ch$1,449,712.0 million during the years ended December 31, 2009, 2010 and 2011, respectively.  See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities”.

Chilean Peso-denominated Assets and Liabilities.  Rates of interest prevailing in Chile during any period reflect in significant part the rate of inflation during the period and expectations of future inflation.  The responsiveness to such prevailing rates of our Chilean peso-denominated interest-earning assets and interest bearing liabilities varies.  See “Interest Rates” below, “Results of Operations” below and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.  We maintain a substantial amount of non-interest bearing Chilean peso-denominated demand deposits.  The ratio of the average balance of such demand deposits to average interest-earning assets was 3.5%, 3.9% and 4.0% during the years ended December 31, 2009, 2010 and 2011, respectively.  Because such deposits are not sensitive to inflation or changes in the market interest rate environment, any decline in market rates of interest or the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets.  From 2009 to 2011, we increased our percentage of U.S. dollar based loans in our total loan portfolio from 11.3% to 17.1%.

Interest Rates

Interest rates earned and paid on our assets and liabilities, respectively, reflect, to a certain degree, inflation, expectations regarding inflation, shifts in short-term interest rates set by the Central Bank and movements in long-term real rates.  The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth.  Because our liabilities generally re-price to reflect interest rate changes more frequently than our interest-earning assets, changes in the rate of inflation or short-term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets.  Therefore, when short-term interest rates fall, our net interest margin is positively impacted, but when short-term rates increase, our interest margin is negatively affected.  At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation because generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 5. Operating and Financial Overview and Prospects—Operating Results—The Chilean Economy” and “—UF-denominated Assets and Liabilities” above.  An increase in long-term rates also has a positive effect on our net interest margin, because our interest-earning assets generally have a longer duration than our interest bearing liabilities.

In addition, because our Chilean peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF-denominated liabilities.  As a result, during periods when current inflation or expected inflation exceeds the previous month’s inflation, customers often switch funds from Chilean peso-denominated deposits to more expensive UF-denominated deposits, thereby adversely affecting our net interest margin.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Liquidity—Financial Investments”.

Currency Exchange Rates

A material portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and in the future may continue to maintain material gaps in the balances of such assets and liabilities.  Currently, we do not maintain material gaps between the balances of these assets and liabilities.  Our reported income is affected by changes in the value of the Chilean peso with respect to foreign currencies (principally the U.S. dollar) because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements.  The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations.  In the past, the Chilean peso has been subject to significant volatility when compared to the U.S. dollar.  In 2009, the Chilean peso appreciated against the U.S. dollar by 20.4% as compared to 2008. In 2010, the Chilean peso appreciated against the U.S. dollar by 7.8% as compared to 2009. In 2011, the Chilean peso depreciated against the U.S. dollar by 11.0% as compared to 2010. Our exchange rate as of December 31, 2009, 2010 and 2011 was Ch$507.50, Ch$467.78 and Ch$529.08 per US$1.00, respectively. The Chilean peso may be subject to significant fluctuations in the future.  As previously described, we began calculating our foreign exchange rates in accordance with Circular No. 3,345 issued by the SBIF and its related amendments.  See “Item 3. Key Information—Exchange Rate Information.”

Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities.  As of December 31, 2009, 2010 and 2011, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$(279,634.0) million, Ch$(444,085.0) million and Ch$(24,198.0) million, respectively.

Critical Accounting Policies and Estimates

In our filings with the SEC, we prepare our consolidated financial statements in conformity with IFRS as issued by the IASB.

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

We consider the accounting estimates related to allowance for loan losses to be “critical accounting estimates” because:  (i) they are highly susceptible to change from period to period because our assumptions about the risk of loss used to classify our loans are updated for recent performance experience which may increase or decrease our risk index that is used to determine our global allowance, (ii) our specific allowances are also updated to reflect recent performance which may result in an increase or decrease in our specific allowances, (iii) it requires management to make estimates and assumptions about loan classification and the related estimated probable loss, if any, and (iv) any significant difference between our estimated losses (as reflected in the specific and general provisions) as of the balance sheet date and our actual losses will require us to adjust our allowance for loan losses that may result in additional provisions for loan losses in future periods which could have a significant impact on our future net income and/or financial condition.  As of December 31, 2011, our allowance for loan losses was Ch$102,500.0 million (excluding allowances and impairment for interbank loans).

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

The following tables set forth the aging of our past due loans:

	As of December 31, 2011
			Between	Between	Between
	Less than	Between	90-180	181-240	241-360	More than	Total
	30 days	30-89 days	Days	Days	Days	360 days
	(in millions of Ch$)
Loans and receivables to banks
Loans and receivables to customers:
Commercial loans	6,233	8,823	10,584	3,560	5,715	18,467	53,382
Mortgage loans	806	736	4,741	199	289	745	7,516
Consumer loans	2,007	1,648	2,079	-	-	-	5,734
Financial investments	-	-	-	-	-	-	-
Total	9,046	11,207	17,404	3,759	6,003	19,213	66,632

	As of December 31, 2010
			Between	Between	Between
	Less than	Between	90-180	181-240	241-360	More than	Total
	30 days	30-89 days	Days	Days	Days	360 days
	(in millions of Ch$)
Loans and receivables to banks
Loans and receivables to customers:
Commercial loans	5,846	5,277	6,147	1,930	11,703	17,852	48,757
Mortgage loans	622	590	1,446	321	456	4,488	7,922
Consumer loans	1,364	2,323	2,507	-	-	-	6,194
Financial investments	-	-	-	-	-	-	-
Total	7,832	8,190	10,100	2,251	12,159	22,340	62,873

	As of December 31, 2009
			Between	Between	Between
	Less than	Between	90-180	181-240	241-360	More than	Total
	30 days	30-89 days	Days	Days	Days	360 days
	(in millions of Ch$)
Loans and receivables to banks
Loans and receivables to customers:
Commercial loans	5,491	6,671	6,090	3,895	6,834	14,566	43,547
Mortgage loans	487	293	1,560	243	688	4,545	7,816
Consumer loans	1,109	2,548	3,251	-	-	-	6,908
Financial investments	-	-	-	-	-	-	-
Total	7,087	9,512	10,901	4,138	7,522	19,111	58,271

Recently Adopted and New Accounting Pronouncements

See note 1 our consolidated financial statements for a detailed description of recently adopted and new accounting pronouncements in IFRS.

Results of Operations for the Years Ended December 31, 2009, 2010 and 2011

The following table sets forth the principal components of our net income for the years ended December 31, 2009, 2010 and 2011:

		For the Year Ended		% Change	% Change
		December 31,		from	from
	2009	2010	2011	2011/2010	2010/2009
	(in millions of Ch$ except for percentages)

Components of net income:
Net interests income	193,388	224,410	193,000	(14.0)%	16.0%
Provisions for loan losses	(71,271)	(52,351)	(40,754)	(22.2)%	(26.5)%
Fees and income from services, net	43,261	58,221	60,362	3.7%	34.6%
Trading and investment, foreign exchange and other operating income	59,285	44,033	80,469	82.7%	(25.7)%
Income attributable to investment in other companies	445	296	250	(15.5)%	(33.5)%
Total operating expenses	(122,667)	(132,683)	(152,706)	15.1%	8.2%
Income before income taxes	102,441	141,926	140,621	(0.9)%	38.5%
Income taxes	(16,249)	(20,353)	(23,303)	14.5%	25.3%
Net income for the year	86,192	121,573	117,318	(3.5)%	41.0%

The following table presents summary information related to our lines of business for the years ended December 31, 2009, 2010 and 2011:

	As of December 31, 2011
	Commercial Banking		Retail Banking
	Large			Lower		Non-
	Companies		Traditional	Income		Banking
	and		and Private	Retail	Treasury and	Financial
	Corporate	Companies	Banking	Banking	International(1)	Services	Total
	(in millions of Ch$)

Net interest revenue	39,200	48,382	52,815	17,719	18,975	15,909	193,000
Fees and income from services, net	18,862	11,215	22,316	4,182	(408)	4,195	60,362
Trading and investment income, net	(4,893)	-	3,703.00	-	89,078	9,857	97,745
Foreign exchange gains (losses), net	16,668	4,961	272	-	(52,302)	3,618	(26,783)
Other operating revenue	-	3,049	-	-	-	6,458	9,507
Provision for loan losses	(12,699)	(6,625)	(14,660)	(6,756)		(14)	(40,754)
Gross operational margin	57,138	60,982	64,446	15,145	55,343	40,023	293,077
Other income and expenses	3,405	429	24	0	0	(3,608)	250
Operating expenses	(16,549)	(26,432)	(50,144)	(18,194)	(11,604)	(29,783)	(152,706)
Profit before tax	43,994	34,979	14,326	(3,049)	43,739	6,632	140,621
Average loans	2,798,129	1,212,146	1,616,774	124,211	82,748	138	5,834146
Average investments	-	-	-	-	749,467	-	749,467

(1)	Includes other non-segment items.

	As of December 31, 2010
	Commercial Banking		Retail Banking
	Large			Lower		Non-
	Companies		Traditional	Income		Banking
	and		and Private	Retail	Treasury and	Financial
	Corporate	Companies	Banking	Banking	International(1)	Services	Total
	(in millions of Ch$)

Net interest revenue	36,363	48,132	54,457	20,667	62,717	2,074	224,410
Fees and income from services, net	13,060	12,523	22,525	3,318	(357)	7,152	58,221
Trading and investment income, net	758	(2,564)	–	–	(11,324)	3,720	(9,410)
Foreign exchange gains (losses), net	9,024	4,063	72	–	28,646	2,806	44,611
Other operating revenue	–	3,657	–	–	186	4,990	8,832
Provision for loan losses	(1,873)	(26,051)	(21,132)	(12,429)	1,360	7,774	(52,351)
Gross operational margin	57,332	39,760	55,922	11,556	81,228	28,516	274,313
Other income and expenses	–	10	22	–	–	264	296
Operating expenses	(9,152)	(16,715)	(54,170)	(19,784)	(12,173)	(20,689)	(132,683)
Profit before tax	48,180	23,055	1,774	(8,228)	69,055	8,091	141,926
Average loans	2,493,947	1,138,838	1,297,209	147,617	89,003	–	5,166,616
Average investments	–	–	–	–	783,358	–	783,358

(1)	Includes other non-segment items.

	As of December 31, 2009
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking		Non-
						Banking
					Treasury and	Financial
					International(1)	Services	Total
	(in millions of Ch$)

Net interest revenue	37,932	49,816	56,237	22,443	11,106	15,854	193,388
Fees and income from services, net	8,284	10,061	16,228	3,846	(430)	5,272	43,261
Trading and investment income, net	–	(3,500)	–	–	6,204	1,859	4,563
Foreign exchange gains (losses), net	8,603	887	–	–	36,969	3,176	49,635
Other operating revenue	–	2,490	–	–	227	2,370	5,087
Provision for loan losses	(16,116)	(12,370)	(20,672)	(21,891)	–	(222)	(71,271)
Gross operational margin	38,703	47,384	51,793	4,398	54,076	28,309	224,663
Other income and expenses	–	–	–	–	–	–	445
Operating expenses	–	–	–	–	–	–	(122,667)
Profit before tax	–	–	–	–	–	–	102,441
Average loans	2,293,991	1,068,532	1,168,395	193,068	31,386	–	4,755,372
Average investments	–	–	–	–	515,830	–	515,830
(1)	Includes other non-segment items.

Net Interest Income

The following table sets forth the elements of our net interest income for the years ended December 31, 2009, 2010 and 2011:

				% Change	%Change
	For the year ended December 31,			from	from
	2009	2010	2011	2011/2010	2010/2009
	(in millions of Ch$ except for percentages)

Interest income	Ch$ 314,115	Ch$ 387,639	Ch$ 528,622	36.4%	23.4%
Interest expense	(120,727)	(163,229)	(335,622)	105.6%	35.2%
Net interest income	Ch$193,388	Ch$224,410	Ch$193,000	(14.0)%	16.0%

For the years ended December 31, 2010 and 2011.  Our net interest income decreased by 14.0% in 2011 as compared to 2010.  The decrease in net interest income was primarily the result of an increase in the Central Bank interest rate from 3.12% to 5.25% during the year, increasing our funding cost.

For the years ended December 31, 2009 and 2010.  Our interest income increased by 23.4% in 2010 as compared to 2009.  The increase in net interest income was the result of (i) our balance sheet structure, which is short in Chilean pesos and foreign currency (mainly US dollars) and long in UF, and (ii) our gapping strategy.  The UF increased by 2.4% in 2010, reflecting the period of deflation the Chilean economy was experiencing.  On the other hand, following our gapping strategy, the interest rate increased from 0.5% to 3.3% during 2010 increasing our funding costs.  The increase in total loans in addition to a positive inflation environment explains the increase in our net interest income.  It is important to mention that under IFRS, our exposure to inflation risk is greater, since we no longer realize gains and losses on our non-monetary assets and liabilities which are mainly fixed assets and shareholders’ equity.

The following table sets forth information as to key elements of our interest income for the years ended December 31, 2009, 2010 and 2011:

				% Change	%Change
	For the year ended December 31,			from	from
	2009	2010	2011	2011/2010	2010/2009
	(in millions of Ch$ except for percentages)
Interest Income	314,115	387,639	528,622	36.4%	23.4%
Average interest-earning assets:
Loans	4,755,372	5,166,615	5,834,146	12.9%	8.6%
Financial investments	515,830	783,358	749,467	(4.3)%	51.9%
Interbank deposits	24,722	81,721	166,037	103.2%	230.6%
Total average interest-earning assets	5,295,924	6,031,694	6,749,650	11.9%	13.9%

For the years ended December 31, 2010 and 2011.  Our interest income assets were Ch$528,622.0 million in 2011 as compared to Ch$387,639.0 million in 2010, representing an increase of 36.4%.  The primary explanation for the increase in interest income assets was the increase in the number of loans made compared to the year ended December 31, 2010.  The increase also is explained by the significant increase in interbank deposits we made, which largely consist of “overnight” deposits in foreign banks that feature higher rates of interest than standard deposits.

Net interest margin (net interest income divided by average interest-earning assets) increased year-on-year by approximately 2.75%.

For the years ended December 31, 2009 and 2010.  Our interest income assets were Ch$387,639.0 million in 2010 as compared to Ch$314,115.0 million in 2009, representing an increase of 23.4%.  The increase is mainly explained by the change in the UF.  In 2009 the UF decreased 2.4%, while in 2010 it increased 2.4%.  Our results of operations and financial position have not suffered any direct impact as a consequence of the recent credit market instability in the U.S. resulting from concerns with increased defaults of subprime and certain other mortgage products and loss of liquidity in markets for mortgage related securities.  As of December 31, 2010, our investment portfolio did not contain instruments (i) backed by, or otherwise related to, U.S. subprime mortgages, or (ii) with exposure to monoline financial guarantors.  Moreover, we have not been materially affected by the high cost of funding in the global market, mainly because the liquidity available from the Chilean market enabled us to fund our operations and maintain our regular business activities.

The following table sets forth the key elements of our interest expense for the years ended December 31, 2009, 2010 and 2011:

	For the year ended December 31,			% Change from	% Change from
	2009	2010	2011	2011/2010	2010/2009
	(in millions of Ch$ except for percentages)

Interest expense	120,727	163,229	335,622	105.6%	35.2%
Average interest-bearing liabilities:
Bonds	472,516	745,567	1,207,422	61.9%	57.8%
Time deposits	3,205,901	3,547,844	3,999,608	12.7%	10.7%
Central Bank borrowings	8,386	1,274	–	(100.0)%	(84.8)%
Repurchase agreements	267,061	424,297	163,649	(61.4)%	58.9%
Mortgage finance bonds	297,178	246,678	198,485	(19.5)%	(17.0)%
Other interest-bearing liabilities	493,675	800,262	1,039,265	29.9%	62.1%
Total average interest-bearing liabilities	4,744,717	5,765,922	6,608,429	14.6%	21.5%

For the years ended December 31, 2010 and 2011.  Our interest expense was Ch$335,622.0 million in 2011 compared to Ch$163,229.0 million in 2010, representing an increase of 105.6%.  The increase in interest expense is mainly related to our increased financing needs to fund our growth in interest-earning assets, a higher inflation rate experienced in 2011, and increases in the Central Bank interest rate.  Another factor was a change to our funding strategy, which in 2011 was mainly driven by our attempt to increase the duration of our liabilities and reduce the impact of interest rate volatility through the issuance of bonds (other than mortgage bonds).

For the years ended December 31, 2009 and 2010.  Our interest expense was Ch$163,229.0 million in 2010 compared to Ch$120,727.0 million in 2009, representing an increase of 35.2%.  The increase in interest expense is mainly related to our increased financing needs to fund our growth in interest-earning assets, higher inflation rates experienced in 2010, and increases in monetary rate.

Our funding strategy was mainly driven by diversifying our liability structure, searching for new opportunities in the market and increasing the duration of our funding.  In 2010, we entered into a Senior Unsecured Term Loan Facility in the amount of US$167.0 million.  This loan has a maturity date of two years and it was coordinated by BNP Paribas, Citibank, Commerzbank, Standard Chartered and Wells Fargo, among others, participated as well.  The bank also issued Reg S notes in the international market in the amount of US$178.1 million, in addition to local bonds in the Chilean market in the amount of UF18.8 million (Ch$403,364.0 million).  As of December 31, 2011, the Reg S notes have been paid off.

Net interest margin (net interest income divided by average interest-earning assets) remained relatively flat year-on-year at approximately 3.6%.

Allowances for Loan Losses

The following table sets forth certain information relating to our allowances for loan losses for the years ended December 31, 2009, 2010 and 2011:

	As of December 31,
	2009	2010	2011	% Change from 2011/2010	% Change from 2010/2009
	(in millions of Ch$ except for percentages)

Total loans	5,011,656	5,469,195	6,814,445	24.6%	9.1%
Impaired loans	330,453	346,641	296,584	(14.4)%	4.9%
Allowances for loan losses	99,264	104,215	102,500	(1.6)%	5.0%
Allowances for loan losses as a percentage of total loans	2.0%	1.9%	1.5%	(21.1)%	(5.0)%
Allowances for loan losses as a percentage of past due loans	238.2%	222.4%	221.0%	(0.6)%	(6.6)%
Allowances for loan losses as a percentage of impaired loans	30.0%	30.1%	34.6%	15.0%	0.3%

For the years ended December 31, 2010 and 2011.  Allowances for loan losses were Ch$102,500.0 million in 2011 as compared to Ch$104,215.0 million in 2010, a decrease of 1.6% mainly due to better conditions in the Chilean economy.  Allowances for loan losses as a percentage of total loans was 1.5% as of December 31, 2011, which decreased by 21.1% when compared to our risk index of 1.9% as of December 31, 2010.

For the years ended December 31, 2009 and 2010.  Allowances for loan losses were Ch$104,215.0 million in 2010 as compared to Ch$99,264.0 million in 2009, an increase of 5.0% mainly due to our growth in loans and because of a change in risk classification of certain corporate customers related to the Chilean salmon industry crisis.  Write-offs increased by 1.9% in 2010 amounting to Ch$61,926.0 million.  Allowances for loan losses as a percentage of total loans was 1.9% as of December 31, 2010 which decreased slightly when compared to our risk index of 2.0% as of December 31, 2009.  The decrease was principally due to a larger increase in corporate loans with lower risk.

Net Fees and Income from Services

For the years ended December 31, 2010 and 2011.  Net fees and income from services for the year ended December 31, 2011 were Ch$60,362.0 million, an increase of Ch$2,141.0 million, or 3.7% when compared to last year.  The increase in our total income from fees and services was driven principally by a 79.2% increase in payments for other fees earned (of which an increase in fees from our financial advisory services was the primary component), from Ch$6,384.0 million for the year ended December 31, 2010 to Ch$11,441.0 for the year ended December 31, 2011.  Income from fees and services related to card services also contributed to the increase, registering a 14.5% increase from 2010.  This increase in fees was primarily due to (i) the larger geographic scope of operations in our credit card network, (ii) our continued efforts to cross-sell our credit card services along with our other products, and (iii) offering credit card services at SMU Corp retail locations.  Offsetting these increases was a 21.8% decrease in income from fees and services related to mutual funds.  Our mutual fund fees decreased as volatile international markets caused clients to shift their investment strategies, replacing riskier investments with deposits.

For the years ended December 31, 2009 and 2010.  Net fees and income from services for the year ended December 31, 2010 were Ch$58,221.0 million, an increase of Ch$14,960.0 million, or 35.0% when compared to last year.  Throughout 2010, we maintained our growth in retail banking (especially through mortgage loans) which allowed us to end 2010 with over 190,000 retail customers.  Furthermore, we continued our effort to expand cross-selling and product usage and raised fees in line with what we believe to be the market standard.  As of December 31, 2010, we had approximately 80,600 retail checking accounts and 164,500 credit cards, an increase over the prior year of 9.0% of retail checking accounts and a 15.0% in credit cards.  However, this growth in retail checking accounts was accompanied by an increase in the average balance per account from Ch$1.1 million in 2009 to Ch$1.4 million in 2010.  Our promotions such as discounts on gasoline purchases have improved sales and usage rates of this product.  During 2010, the usage rate for our cards continued above the market standard at 46.9% while the industry’s average was 32.7%.

Other Net Operating Income

The following table sets forth certain components of our other net operating income for the years ended December 31, 2009, 2010 and 2011:

	For the year ended December 31,			% Change from	%Change from
	2009	2010	2011	2011/2010	2010/2009
	(in millions of Ch$ except for percentages)

Trading activities, net	4,563	(9,410)	97,745	1,138.7%	(306.2)%
Foreign exchange gains (losses), net	49,635	44,611	(26,783)	(160.0)%	(10.1)%
Other operating revenue	5,087	8,832	9,507	7.6%	73.6%
Operating revenues	59,285	44,033	80,469	82.7%	(25.7)%

For the years ended December 31, 2010 and 2011.  In 2011, we recorded total other operating revenues of Ch$80,469.0 million as compared to Ch$44,033.0 million in 2010.  Net revenues from treasury activities (net of trading and investment income and foreign exchange gains and losses) increased by Ch$35,761.0 million as compared to the prior year, due primarily to Ch$79,994.0 million of income earned from certain derivative instruments in which we invested.  We maintain positions which are reported as trading or foreign exchange transactions, even though they may provide an effective economic hedge for managing risk.

For the years ended December 31, 2009 and 2010.  In 2010, we recorded a total other operating income of Ch$44,033.0 million as compared to Ch$59,285.0 million in 2009.  Net revenues from treasury activities (net trading and investment income and foreign exchange gains and losses) decreased by Ch$15,252.0 million as compared to the prior year.  We maintain positions which are reported as trading or foreign exchange transactions, even though they may provide an effective economic hedge for managing risk.

Operating Expenses

The following table sets forth the principal components of our operating expenses for the years ended December 31, 2009, 2010 and 2011:

	For the year ended December 31,						% Change from	% Change from
	2009		2010		2011		2011/2010	2010/2009
	(in millions of Ch$ except for percentages)

Personnel salaries expenses		65,733		71,034		76,461	7.6%	8.1%
Administration expenses		44,592		46,793		55,141	17.8%	4.9%
Depreciation and amortization		6,310		7,117		7,461	4.8%	12.8%
Other operating expenses		6,032		7,739		13,643	76.3%	28.3%
Total operating expenses	Ch$	122,667	Ch$	132,683	Ch$	152,706	15.1%	8.2%

For the years ended December 31, 2010 and 2011.  Operating expenses increased by Ch$20,023.0 million, or 15.9%, in 2011 as compared to 2010. This increase is mainly due to the increase in administration expenses by 17.8% and personnel salaries and expenses by 7.6%.  As of December 31, 2011, our roster was 3,461 employees, a 1.1% increase compared to 2010.  Additionally, administrative and other expenses include payments for a service agreement to our affiliate CorpGroup (formerly Corp Group Interhold S.A.).  Under this agreement, we pay fees of approximately UF6,250.0 per month.  This agreement was signed on July 6, 2001 and had an initial five year term which is automatically renewable for one-year periods thereafter.

According to the SBIF, our efficiency ratio (operating expenses as a percentage of operating income, which is the aggregate of net interest income, net fees and income from services and net other operating income) increased to 45.7% in 2011 from 40.6% in 2010, which is a result of the results of our treasury activities, and in particular the income generated from derivative instruments, combined with an increase in net fees and income primarily from fees from our financial consulting business (which offset a decrease in our net interest income caused principally by our gapping position and the effect of interest rate increases).

For the years ended December 31, 2009 and 2010.  Operating expenses increased by Ch$10,016.0 million, or 8.2% in 2010 as compared to 2009.  This increase is mainly due to the increase of other expenses by 110.6%, although personnel salary and administrative expenses also increased by 4.9% and 12.8%, respectively.  As of December 31, 2010, our roster remained relatively flat at approximately 3,422 employees, a 3.4% increase compared to 2009.  Additionally, administrative and other expenses include payments for a service agreement to our affiliate CorpGroup.  Under this agreement, we pay fees of approximately UF6250.0 per month.  This agreement was signed on July 6, 2001 and had an initial five year term which is automatically renewable for one-year periods thereafter.  The goodwill that was recorded in 1998 for the purchase of the Corfinsa portfolio and Financiera Condell fully amortized.

According to the SBIF, our efficiency ratio (operating expenses as a percentage of operating income, which is the aggregate of net interest income, net fees and income from services and net other operating income) decreased to 39.1% in 2010 from 40.5% in 2009, which is a result of our core strategy.

Income Taxes

For the years ended December 31, 2010 and 2011.  Our net tax liability was unchanged from Ch$20,353.0 million in 2010 to Ch$23,303.0 million in 2011.

For the years ended December 31, 2009 and 2010.  Our net tax liability increased from Ch$16,249.0 million in 2009 to Ch$20,353.0 million in 2010.

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

In October 2008, the Ministry of Finance shifted US$1.0 billion in deposits that it had held abroad into local banks during the liquidity crisis to boost liquidity. It also injected US$500.0 million of new capital into the government-owned BancoEstado and expanded the use of guarantees and funds available through CORFO, its economic development agency, to sustain lending to small and medium-size enterprises. In addition, the Central Bank began auctions of dollar deposits (for 30, 60, and 90 days) to banks to boost their liquidity, offering a revolving line of US$500 million.

The steps taken to boost domestic liquidity allowed local firms to roll over their debt and interest rates began to fall over the course of 2009. In 2010, the Central Bank began unwinding some of the extraordinary steps it had introduced in early 2008 to address concerns about liquidity in the financial system, including purchasing currency swaps and executing certain types of repurchase agreements. Still, banks benefit from the standing facility for deposits and liquidity of the Central Bank.

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

On July 29, 2010, we entered into a US$167.5 million senior unsecured syndicated term loan facility with BNP Paribas, as Administrative Agent, and BNP Paribas Securities Corp., Citigroup Global Markets Inc., Commerzbank Aktiengesellschaft, Standard Chartered Bank and Wells Fargo Securities, LLC, as Lead Arrangers and Book-Runners.  The proceeds of the loan were used mainly to fund our lending activities and for general corporate purposes.  On August 1, 2010, we implemented a local bond program for a maximum amount of UF150.0 million at any time outstanding.  Under the local bond program, we are capable of issuing two type of securities: (i) senior bonds, for a total amount of UF100.0 million, divided in 28 series (from AB to AZ and from BA to BC), with a maturity ranging between 3 to 30 years and an interest rate of 3.0%, and (ii) subordinated bonds, for a total amount of UF50.0 million, divided in 16 series (from BD to BS), with a maturity ranging between 20 to 35 years and an interest rate of 4.0%.  For all the series of bonds that could be issued under the local bond program, the amortization of capital will be made in full at maturity.  The objective of the local bond program is to structure the future issuances of debt of CorpBanca in a way that provides for diverse alternatives of placements in order to manage efficiently its outstanding indebtedness.  On November 3, 2010, we issued US$178.1 million in Reg S notes in the international market.  We also issued local bonds in the Chilean market during 2010 in the amount of UF18.8 million (Ch$403,364.0).  See note 18 to our audited consolidated financial statements included herein.

At the end of 2011, global financial markets faced a complex scenario in terms of liquidity due to uncertainty in European economies.  Liquidity was constrained and risk premiums reached yearly highs in practically all global markets, including in Chile.  Despite such circumstances, as of December 31, 2011, CorpBanca maintained a strong reserve in liquid assets (mainly consisting of commercial paper issued by the Central Bank) of Ch$960,000.0 million (US$2,000.0 million).  In addition, as of December 31, 2011, we maintained sufficient levels of cash and deposits in banks in the amount of Ch$265,747.0 (US$512.0 million)  to satisfy our wholesale short-term obligations in the amount of Ch$174,612.0 million (US$363.8 million).  We continue to actively manage our liquidity through several committees that meet on a daily and weekly basis, as applicable.  Our financial risk department also coordinates with management to forecast and manage complex liquidity scenarios.

Capital

As of December 31, 2011, we had shareholders’ equity in excess of that required by Chilean regulatory requirements.  According to the General Banking Law, a bank should have an effective net equity of at least 8.0% of its risk-weighted assets, net of required reserves, and paid-in capital and reserves (capital básico, or basic capital) of at least 3.0% of its total assets, net of required reserves.  For these purposes, the effective net equity of a bank is the sum of (a) a bank’s basic capital, (b) subordinated bonds issued by a bank valued at their placement price up to 50.0% of its Net Capital Base; provided that the value of the bonds shall decrease 20.0% for each year that lapses during the period commencing six years prior to their maturity, and (c) loan loss allowances in an amount up to 1.3% of a bank’s risk-weighted assets (if the bank has goodwill, this value would be required to be deducted from the calculation of the effective net equity).  The calculation of the effective net equity does not include the capital contributions made to subsidiaries of a bank.  Amendments to the capital markets law, which became effective as of June 30, 2002, resulted in changes in the calculation of each bank’s regulatory capital.  The amendments require the calculation of capital contributions to be made on a consolidated basis rather than on an unconsolidated basis.  For purposes of weighing the risk of a bank’s assets, the General Banking Law considers five different categories of assets based on the nature of the issuer, availability of funds, nature of the assets and existence of collateral securing such assets.

Basic capital (capital básico) is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital except that it generally does not include net income for the period.  However, beginning in 2008, the SBIF allows banks to include net income for the period as basic capital, net of a 30.0% deduction for minimum dividends accrued.

Reserves

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000.0 (Ch$17,835.2 million or US$34.4 million as of December 31, 2011).  However, a bank may begin its operations with 50.0% of such amount, provided that it has a total capital ratio (defined as effective net equity as a percentage of risk weighted assets) of not less than 12.0%.  When such bank’s paid-in capital reaches UF600,000.0 (Ch$13,376.4 million or US$25.8 million as of December 31, 2011) the total capital ratio required is reduced to 10.0%.

The following table sets forth our minimum capital requirements of the dates indicated. See note 34 to our consolidated financial statements included herein for a description of the minimum capital requirements.

	As of December 31
	2010	2011
	(in millions of constant Ch$ except percentages)

Net capital base	549,314	739,793
3% total assets net of provisions	(229,026)	(298,327)
Excess over minimum required equity	320,288	441,466
Net capital base as a percentage of the total assets, net of provisions	7.19%	7.44%

Effective net equity	801,412	1,118,908
8% of the risk-weighted assets	(477,861)	(611,482)
Excess over minimum required equity	323,550	507,426
Effective net equity as a percentage of the risk weighted assets	13.42%	14.64%

Financial Investments

The following tables sets forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2009, 2010 and 2011.  Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held-to-maturity.

	As of December 31,
	2009	2010	2011
	(in millions of Ch$)
Held-for-trading:

Central Bank and government securities
Central Bank securities	260	88,077	9,541
Chilean Treasury Bonds	589	–	5,613
Others Securities	8,332	8	–

Other financial securities
Bonds	–	2,998	2,012
Notes	–	–	125,319
Other securities	54,788	71,379	11,102

Foreign institution securities
Bonds	–	1,922	840
Notes	–	–	–
Other securities	2,495	550	968

Mutual fund investments:
Funds managed by related organizations	9,692	32,646	3,420
Funds managed by third parties	–	–	7,224
Total	76,156	197,580	166,039

	As of December 31,
	2009	2010	2011
	(in millions of Ch$)

Available-for-sale:

Central Bank and government securities
Central Bank securities	548,073	543,902	307,122
Chilean treasury bonds	26,748	–	4,336
Others securities	1,474	40,140	57,480

Other financial securities
Promissory notes related to deposits in local banks	146,934	123,226	380,284
Chilean mortgage finance bonds Financial institutions bonds	1,827	1,553	1,056
Chilean treasury bonds	–	–	41,702
Other local investments	4,100	–	44,109

Other foreign investments	1,563	17,954	7,161

Unquoted securities in active markets
Chilean corporate bonds	6,443	19,473	–
Other investments	–	–	–
Subtotal	737,162	746,248	843,250

As of December 31,
	2009	2010	2011
Held-to-maturity	(in millions of Ch$)

Central Bank and government securities
Central Bank securities	-	-	-
Chilean treasury bonds	-	-	-
Others securities	-	-	-

Other financial securities
Promissory notes related to deposits in local banks			-
Chilean mortgage finance bonds Financial institution bonds	-	-
Chilean treasury bonds	-	-
Other local investments	-	-	11,580

Other foreign investments	-	-	10,382

Unquoted securities in active markets	-	-
Chilean corporate bonds	-	-
Other investments	-	-
Subtotal	–	–	21,962

In addition to the securities issued by the Central Bank and the Chilean government disclosed above, we also have a concentration of investments in time deposits and mortgage securities with Ch$43,994.0 million issued by BancoEstado, representing approximately 6.0% of our shareholders’ equity, as of December 31, 2011.  We do not hold securities of any issuer other than the Central Bank, which the aggregate book value of the investment exceeds 10.0% of our shareholders’ equity as of the end of the latest reported period.

The following table shows interest rates per annum applicable to certain Central Bank bonds as of the dates indicated:

As of the end of		Chilean Peso-denominated 5-year bond	Chilean Peso-denominated 10-year bond	UF-denominated 5-year bond	UF-denominated 10-year bond
2009	January	5.31	–	3.12	2.71
	February	4.53	–	1.99	2.19
	March	4.01	–	1.78	–
	April	4.52	–	1.87	2.56
	May	4.64	–	2.86	3.30
	June	4.91	–	–	–
	July	–	–	–	–
	August	–	–	–	–
	September	–	–	–	–
	October	–	–	–	–
	November	–	–	–	–
	December	–	–	–	–

2010	January	5.27	–	–	–
	February	5.38	–	–	–
	March	5.41	–	–	–
	April	5.56	–	–	–
	May	5.53	–	–	–
	June	5.57	–	–	–
	July	5.59	–	–	–
	August	5.59	–	–	–
	September	5.58	–	–	–
	October	5.67	–	–	–
	November	5.72	–	–	–
	December	5.66	–	–	–

2011	January
	February	6.53	6.80	2.59	3.17
	March	6.38	6.50	2.42	2.88
	April	6.26	6.30	2.53
	May	6.10	6.22	2.57	2.85
	June	6.12	6.21	2.59	2.87
	July	5.96	6.06	2.68	2.88
	August	5.42	5.45	2.52	2.56
	September	4.91	5.05	1.98	2.26
	October	4.68	5.00	1.89	2.28
	November	5.10	5.41	2.50	2.77
	December	4.93	5.20	2.41	2.64

(*)	Through December 31, 2011

Our total financial instruments as a percentage of total assets increased to 14.4% as of December 31, 2011.

We have implemented certain structural changes that we believe will improve our ability to manage our exposure to market risks.  For example, our Assets & Liabilities Committee, or our A&L Committee, updated certain exposure limits applicable to our investment portfolio, including limits relating to potential losses.  In addition, while we previously determined our potential loss and position limits on the basis of our free effective net equity, which allowed us to establish relatively high limits due to our high level of capitalization, our A&L Committee has determined that such limits should be analyzed and determined on the basis of our net income.  As a result of these adjustments, we have enhanced our ability to effectively manage market risks.  A description of the currently applicable limits, as well as information relating to other tools that we employ to manage market risk, is included herein under “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments as of December 31, 2011:

	As of December 31, 2011
	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	(in millions of constant Ch$ except for percentages)
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
Held-for-trading:
Chilean Central Bank and government securities:
Chilean Central Bank securities	481	4.9	9,060	4.9	-		-		9,541
Chilean Central Bank notes	160	2.5	740	2.5	4,713	2.5			5,613
Other government securities									-

Other national institution securities:
Bonds			2,012	2.58					2,012
Notes	116,667	0.6	8,652	0.54					125,319
Other securities	10,738	2.7	78	3.2	189	2.8	97	3.6	11,102

Foreign institution securities:
Bonds	840	0.5							840
Notes									-
Other securities	968	0.5	-	-	-	-	-	-	968

Mutual fund investments:
Funds managed by related organizations	3,420	0.3							3,420
Funds managed by third parties	7,224	0.3							7,224

Total held-for-trading	140,498	0.8	20,542	2.8	4,902	2.6	97	3.6	166,039

Available-for-sale:

Chilean Central Bank and government securities
Chilean Central Bank securities	41,588	2.6	265,534	4.1					307,122
Chilean treasury bonds	211	4.6	3,143	4.8	982	2.5			4,336
Other government securities	13,310	3.8	44,170	3.8					57,480

Other financial instruments
Promissory notes related to deposits in local banks	269,260	3.0	111,024	3.1					380,284
Chilean mortgage finance bonds	193	3.8	573	3.8	202	3.8	88	3.8	1,056
Chilean financial institution bonds	1,252	3.7	40,450	3.7					41,702
Other local investments	1,945	3.6	16,909	3.5	25,255	3.3			44,109

Financial instruments issued abroad
Foreign government and Central Bank instruments
Other foreign investments	7,161	3.6							7,161
Impairment provision

Unquoted securities in active markets
Chilean corporate bonds
Other foreign investments
Impairment provision
Total	334,920	2.8	481,803	3.5	26,439	3.2	88	3.8	843,250

As of December 31, 2011
	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
(in millions of constant Ch$)
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
Held-to-maturity

Chilean Central Bank and government securities:
Chilean Central Bank Securities	–	–	–	–	–	–	–	–	–
Chilean treasury Bonds	–	–	–	–	–	–	–	–	–
Others government securities	–	–	–	–	–	–	–	–	–

Other financial instruments
Promissory notes related to deposits in local banks	–	–	–	–	–	–	–	–	–
Chilean mortgage finance bonds	–	–	–	–	–	–	–	–	–
Chilean financial institutions bonds	–	–	–	–	–	–	–	–	–
Others local investments	2,517	3.4	3.4	3.4	766	3.4	–		11,580

Financial instruments issued abroad
Foreign government and Central Bank instruments	–	–	–	–	–	–	–	–	–
Other foreign investments	10,382	3.4	3.4	–	–	–	–	–	10,382
Impairment provision

Unquoted securities in active markets
Chilean corporate bonds	–	–	–	–	–	–	–	–	–
Other foreign investments	–	–	–	–	–	–	–	–	–
Impairment provision	–	–	–	–	–	–	–	–	–
Total	12,899	3.4	3.4	3.4	766	3.4	–	–	21,962

Unused Sources of Liquidity

As part of our liquidity policy, we maintain at all times a diversified portfolio of highly liquid assets that can be quickly monetized, including cash, financial investments and Central Bank and government securities.

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

Net Cash Provided by Operating Activities

	Year Ended December 31
	2009	2010	2011
	(in millions of Ch$)

Net cash provided by operating activities	(76,271)	(118,035)	(182,813)

In 2011, our net cash provided by operating activities experienced a decrease from a Ch$118,035.0 million loss in 2010 to a Ch$182,813.0 million loss in 2011.

The changes during the period were mainly due to loans and receivables to customers and banks in the amount of Ch$1,525,019.0 million.

Net Cash Used in Investing Activities

	Year Ended December 31
	2009	2010	2011
	(in millions of Ch$)

Net cash used in investing activities	(8,081)	(4,018)	(10,429)

Our net cash used in investing activities increased from a Ch$4,018.0 million loss in 2010 to a Ch$10,429.0 million loss in 2011.  This 186.0% increase in net cash used in investing activities was mainly due to acquisitions of property, plant and equipment.

Net Cash Provided by Financing Activities

	Year Ended December 31
	2009	2010	2011
	(in millions of Ch$)

Net cash provided by financing activities	144,220	274,210	333,862

Our net cash provided by financing activities increased from a Ch$274,210.0 million gain in 2010 to a Ch$333,862.0 million gain in 2011.  This increase in net cash provided by financing activities was mainly due to a capital increase in the amount of Ch$170,594.0 million.

Deposits and Other Borrowings

The following table sets forth our average month-end balance of our liabilities for the years ended December 31, 2009, 2010 and 2011, in each case together with the related average nominal interest rates paid thereon.

	Year ended December 31,
	2009			2010			2011
	Average Balance	Interest Paid	Average Nominal Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Balance	Interest Paid	Average Nominal Rate
	(in millions of Ch$ except for percentatges)
Time deposits	Ch$ 3,205,901	Ch$ 90,722	2.8%	Ch$3,547,844	Ch$85,975	2.4%	3,999,608	204,618	5.1%
Central Bank borrowings	8,386	205	2.4	1,274	115	9.0	–	–	–
Repurchase agreements	267,061	4,275	1.6	424,297	4,901	1.2	163,649	8,462	5.2
Mortgage finance bonds	297,178	5,309	1.8	246,678	16,428	6.7	198,485	15,968	8.0
Bonds	472,516	7,830	1.7	745,567	46,334	6.2	1,207,422	92,614	7.7
Other interest bearing-liabilities	493,675	12,386	2.5	800,262	9,476	1.2	1,039,265	13,960	1.3
Subtotal interest-bearing liabilities	4,744,717	120,727	2.5%	5,765,922	163,229	2.8%	6,608,429	335,622	5.1%

Non-interest bearing liabilities:
Non-interest bearing deposits	241,520			309,874			384,818
Derivates	120,064			125,367			162,374
Other non-interest bearing liabilities	534,077			94,846			228,155
Shareholders’ equity	467,935			508,289			598,474
Subtotal non-interest bearing liabilities	1,363,596	–		1,038,376			1,373,821	–
Total	Ch$ 6,108,313	Ch$ 120,727	–	Ch$ 6,804,298	Ch$ 163,229	–	7,982,250	335,622

Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy.  Our most important source of funding is our time deposits.  Time deposits represented 60.5% of our average interest bearing liabilities for the year ended December 31, 2011.  We are continuing to place special emphasis on increasing deposits from retail customers, which consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us.  Our total checking accounts increased 24.2% compared to 2010.  To the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished.  We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of mortgage finance bonds in Chile’s domestic capital markets.  Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not currently conduct any significant research and development activities.

D.           TREND INFORMATION

Our net interest income in 2011 decreased by Ch$31,410.0 million or 14.0% when compared to 2010. Generally, our net interest income is positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income is negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets.  Currently, we have more UF-denominated assets than liabilities.

Our operating incomes depend significantly on our net interest income.  In 2009, 2010 and 2011, net interest income over total operating incomes represented 65.3%, 68.7% and 57.8%, respectively.  Changes in market interest rates may affect the interest rates earned on our interest-earning assets and the interest rates paid on our interest bearing liabilities which may result in a further reduction in our net interest income.

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

Such commitments are agreements to lend to a customer at a future date, subject to the customer’s compliance with contractual terms.  Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements.  The amounts of these commitments is Ch$1,791,586.0 million as of December 31, 2011.

Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally US$), as well as open and unused letters of credit.  The total amount of contingent loans held off balance sheet as of December 31, 2009, 2010 and 2011 was Ch$906,956.0 million, Ch$1,052,282.0 million and Ch$1,791,586 million, respectively.  Contingent loans are considered in the calculation of risk weighted assets and capital requirements as well as for credit risk reserve requirements (see note 21 to our consolidated financial statements included herein).

We use the same credit policies in making commitments to extend credit as we do for granting loans.  In the opinion of our management, our outstanding commitments do not represent an unusual credit risk.

Traditional financial instruments which meet the definition of a “derivative” such as forwards in foreign currency, UF, interest rate futures currency and interest rate swaps, currency and interest rate options and others, are initially recognized on the balance sheet at their fair value.  The fair value is obtained from market quotes, discounted cash flow models and option valuation models, as applicable.  For further details of fair value, see note 33 of the consolidated financial statements included herein.

In terms of outstanding exposure to credit risk, the true measure of risk from derivative transactions is the marked-to-market value of the contracts at a point in time (i.e., the cost to replace the contract at the current market rates should the counterparty default prior to the settlement).  For most derivative transactions, the notional principal amount does not change hands; it is simply an amount that is used as a reference upon which to calculate payments.  As of December 31, 2011, the net unrealized gain or loss on our derivative portfolio, determined based on the marked-to-market value, was a loss of Ch$79,994.0 million.

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In addition to the scheduled maturities of our contractual obligations which are included under “—Liquidity and Capital Resources—Sources of Liquidity” above, as of December 31, 2011, we also had other commercial commitments which mainly consist of open and unused letters of credit together with guarantees granted by us in Ch$, UF and foreign currencies (principally U.S. dollars).  We expect most of these commitments to expire unused.

The following table sets forth our contractual obligations and other commercial commitments by time remaining to maturity, as of December 31, 2011, including accrued interest:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Ch$)

Time deposits and saving accounts	4,824,378	4,729,306	79,164	821	15,087	4,824,378

Time deposits	4,806,278	4,711,491	79,138	782	14,867	4,806,278

Term savings accounts	8,707	8,707				8,707

Other term creditor balances	9,393	9,108	26	39	220	9,393
	–
Bank obligations

Loans obtained from financial institutions and the Chilean Central Bank	–	–				-

Loans obtained from national financial institutions	511	511				511

Loans obtained from foreign financial institutions	663,115	643,037	20,078	–	–	663,115

Subtotals	663,626	643,548	20,078	–	–	663,626

Debt issued

Letters of credit	180,750	24,951	38,902	33,211	83,686	180,750

Bonds	933,759	61,233	129,293	409,684	333,549	933,759

Subordinated bonds	408,264	12,475	4,451	5,049	386,289	408,264

Subtotals	1,522,773	98,659	172,646	447,944	803,524	1,522,773

Other financial liabilities

Public sector liabilities	14,885	5,933	4,039	2,814	2,099	14,885

Borrowings from domestic financial institutions	5,168	5,168				5,168

Foreign borrowings	–					–

Subtotals	20,053	11,101	4,039	2,814	2,099	20,053

Total contractual obligations	7,030,830	5,482,614	275,927	451,579	820,710	7,030,830

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

We are managed by our Chief Executive Officer (Gerente General) under the direction of our Board of Directors (Directorio), which, in accordance with the Company’s by-laws (Estatutos Sociales), consists of 9 directors and 2 alternates who are elected at our annual shareholders’ meetings.  Members of the Board of Directors are elected for three-year terms.  Most of our current members of the Board of Directors were elected on October 15, 2009.  Cumulative voting is permitted for the election of directors.  The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections.  Our principal executive officers are appointed by the Board of Directors and the Chief Executive Officer of CorpBanca and hold their offices at the discretion of the Board of Directors and the Chief Executive Officer.  Scheduled meetings of the Board of Directors are held monthly.  Extraordinary meetings can be held when called in one of three ways: by the Chairman of the Board of Directors, by one or more directors with the prior approval of the Chairman of the Board of Directors, or by five directors.  None of the members of our Board of Directors has a contract or agreement which entitles any director to any benefits upon termination of employment with CorpBanca.

Our current directors are as follows:

Directors	Position	Age
Jorge Andrés Saieh Guzmán	Chairman and Director	40
Fernando Aguad Dagach	First Vice Chairman and Director	52
Jorge Selume Zaror	Second Vice Chairman and Director	60
Julio Barriga Silva	Director	74
Ana Beatriz Holuigue Barros	Director	56
Gustavo Arriagada Morales	Director	57
Francisco León Délano	Director	57
Rafael Guilisati Gana Francisco Mobarec Asfura	Director Director	58 61
María Catalina Saieh Guzmán	Alternate Director	29
Charles Naylor del Río	Alternate Director	40

Jorge Andrés Saieh Guzmán became a Director on August 25, 1998.  On February 2, 2012, Mr. Saieh Guzmán became the Chairman of our Board of Directors.  Mr. Saieh Guzmán also serves as the Chairman of the board of directors for Consorcio Periodístico de Chile S.A., Vice Chairman of both CorpGroup and the Chilean National Press Association.  In addition, Mr. Saieh Guzmán is a member of the board of Corp Group Inmobiliaria S.A and the Vidadeporte foundation.  Mr. Saieh Guzmán has also served as the Vice Chairman of the board of AFP Protección, as a member of the board of AFP Provida and as a member of the board of our former affiliate CorpBanca Venezuela.  Mr. Saieh Guzmán also serves similar positions on a variety of different boards.  Mr. Saieh Guzmán received a B.A. in Business and Administration and graduated from the Universidad Gabriela Mistral.  Mr. Saieh Guzmán holds a Masters in Economics and a Masters in Business and Administration from the University of Chicago.  Alvaro Saieh Bendeck is the father of Mr. Saieh Guzmán.

Fernando Aguad Dagach became a Director on June 18, 1996.  On February 2, 2012, Mr. Aguad became our First Vice Chairman.  Mr. Aguad has previously held similar positions in a variety of institutions including Interbank Perú, Banco Osorno y La Unión and Canal de Televisión La Red.  Mr. Aguad is an investor in financial institutions.

Jorge Selume Zaror became a Director on May 23, 2001.  On February 2, 2012, Mr. Selume became our Second Vice Chairman. Mr. Selume also serves as director of the board, among others, for Vidacorp S.A., Indisa Clinic, and the Universidad Las Americas. Prior to this Mr. Selume was a director on the board of directors of Banco Osorno y La Unión, a director of the government budget office of Chile, Chairman of our former affiliate CorpBanca Venezuela and the Chief Executive Officer of CorpBanca between 1996 and 2001. Mr. Selume received a B.A. in Business and Administration and graduated from the Universidad de Chile.  Mr. Selume holds a Masters in Economics from the University of Chicago.

Julio Barriga Silva became a Director on April 29, 1997.  Previously, Mr. Barriga was the Chairman of Banco Santiago and the Chief Executive Officer of BancoEstado.  Mr. Barriga is an agricultural engineer and an agricultural economist from the Universidad de Chile.

Ana Beatriz Holuigue Barros became a Director on August 30, 2011. Previously, Ms. Holuigue was a professor at the Universidad Católica de Chile and served various roles at COPEC.  She currently serves on the board of directors of Grupo de Radios Dial, Copesa and Supermercados de Chile S.A., among others.  She received a B.A.in Business and Administration from the Universidad Católica de Chile.

Gustavo Arriagada Morales became a Director on September 28, 2010.  Mr. Arriagada was the Superintendent of Banks and Financial Institutions.  He received a B.A. in Business and Administration and an Economics degree from the Universidad de Chile.

Francisco León Délano became a Director on May 31, 2011.  Mr. Delano previously served on the board of directors of ABN AMRO (Chile) and BBVA (Chile) and currently serves on the board of directors of other major corporations.  Mr. Delano was an executive at Citigroup for over 19 years. He received an engineering degree from the Universidad Católica de Chile as well as an M.B.A. from Harvard University.

Rafael Guilisati Gana became Director on February 2, 2012.  Mr. Guilisati has served as vice-chairman of the board of directors and a member of the audit committee of Viña Concha y Toro since September 1998.  He also serves on the board of directors of Viñedos Emiliana S.A., Frutícola Viconto and Viña Almaviva, among others.  Mr. Guilisati previously served as President of the Asociación de Viñas de Chile from 1986 to 2003 as well as Vice President of the Sociedad de Fomento Fabril (2005-2011) and President of the Confederación de la Producción y del Comercio (2008-2010).  He received a B.A. in History from Universidad Católica de Chile.

Francisco Mobarec Asfura became Director on February 2, 2012. Previously, Mr. Mobarec served as a manager in the area of corporate risk at BancoEstado (2003-2006) and Banco Santiago (1999-2002), among others.  Mr. Mobarec has previously served as a member of the audit committee of Banco Central de Chile (2007-2012) and a member of the board of directors of Factoring Penta S.A. (2008-2010), Empresa de Correos de Chile (2003-2006) and Banco Estado S.A. Administradora General de Fondos (2003-2006), among others.  He received a B.A. in Business and Administration and an Accounting Auditor degree from the Universidad de Chile.

María Catalina Saieh Guzmán became an Alternate Director on February 2, 2012. Ms. Saieh was Cultural Associated and Opinion Associated Editor at La Tercera Newspaper. She has been a Member of the Board of CorpVida Insurance Company since 2009 and became its Chairman in 2011. She was also Vice-Chairman of the Board of Consorcio Periodístico de Chile S.A. (COPESA) during 2007. In 2010, she became Chairman of the Board of Fundación Descúbreme and Chairman of the Board Fundación Educacional Colegio El Golf. Ms. Saieh is a Member of the Board of Fundación CorpArtes. Ms. Saieh holds a B.A. in English and a M.A. in Literature from Pontificia Universidad Católica de Chile. She also holds a M.B.A. from the University of Chicago, Booth School of Business.

Charles Naylor del Río became an Alternate Director on February 2, 2012. Mr. Naylor has served as the Chief Financial Officer of SMU S.A. since January 2008.  Prior to joining SMU, Mr. Naylor held the position of deputy Chief Financial Officer of Camanchaca S.A. for 3 years. From 1995 to 2004, he held several positions in Enersis S.A. and Endesa S.A. in the Development and Finance areas. He holds a degree in Civil Engineering and a Master of Science degree from the Pontificia Universidad Catolica de Chile and has a M.B.A. from The University of California at Berkeley.

Our current Executive Officers are as follows:

Executive Officer	Position	Age
Fernando Massú Tare	Chief Executive Officer	55
José Francisco Sánchez Figueroa	Director – Wholesale banking	58
Cristián Canales Palacios	Director – Legal Services, Control & Customer Service	47
Richard Kouyoumdjian Inglis	Director — Investment Projects, Re-engineering and Administration	47
Oscar Cerda Urrutia	Division Head — Companies & SME	56
Pedro Silva Yrarrázaval	Division Head — International and Finance	51
Rodrigo Arroyo Pardo	Division Head – Treasury	40
Gerardo Schlotfeldt Leighton	Division Head — Retail Banking and Banco Condell	51
Jorge Hechenleitner Adams	Division Head — Wealth Management	54
Andrés García Lagos	Division Head — Assets Management	34
José Brito Figari	Division Head — Commercial Credit Risk	50
Jorge Garrao Fortes	Division Head — Retail Credit Risk	40
Rodrigo Oyarzo Brncic	Division Head – Larger Corporate and Real Estate Companies	40
Armando Ariño Joiro	Division Head — IT	46
Américo Becerra Morales	Division Head — Operations	50
Patricia Retamal Bustos	Division Head — Synergies	39
Alejandro Longa Freire	Division Head —Human Resources	42
María Gabriela Salvador Broussaingaray	Division Head — Customer Service	42
Eugenio Gigogne Miqueles	Chief Financial Officer	47
Fernando Burgos Concha	General Manager — New York Branch	58
José Manuel Mena Valencia	Comptroller Manager — Reports to Audit Committee	56

Fernando Massú Tare became the Chief Executive Officer on February 6, 2012.  Mr. Massú previously served as a Director and Second Vice Chairman of our Board of Directors from October 15, 2009 until January 24, 2012.  Prior to this, Mr. Massú served as Group Corporate Director of CorpGroup (2008).  Previously, he held the postion of Global Wholesale Banking Director at Banco Santander-Chile from 1995-2007.  Between 1992 and 1995, Mr. Massú had management positions within the Santander Group in Portugal and Canada.  From 1982 to 1992, Mr. Massú worked as General Manager Citicorp Chile Agencia de Valores.  Mr. Massú received a B.A. in Business and Administration from Universidad Adolfo Ibañez and attended a Professional Management Course at Harvard University.

José Francisco Sánchez Figueroa became Director of Wholesale Banking in March 2012. Previously, he served as the Division Manager of CorpBanca since October 2009. Mr. Sánchez was Deputy Head Large Companies and Corporate at CorpBanca, as well as other postings within the area (1996-2009). Mr. Sánchez received a B.A. in Business and Economics from the Universidad Católica de Chile.

Cristián Canales Palacios became Director of Legal Services, Control & Customer Service in March, 2012. Mr. Canales served as Interim Chief Executive Officer from December 29, 2011 to February 5, 2012 following the resignation of Mario Chamorro Carrizo. Previously, he served as Division Manager of Legal Services since April 2003. Mr. Canales served as our Legal Services Manager from 2002 to February 2003 and as Senior Attorney from 1996 to 2001. From 1989 to 1996, Mr. Canales served as an Attorney for Banco Osorno y La Unión. Mr. Canales received a law degree from the Universidad de Chile.

Richard Kouyoumdjian Inglis became Director of Investment Projects, Re-engineering and Administration on March 1, 2012. He was previously the CFO & CAO for the South American, Caribbean and Central America regions of Citigroup.  Mr. Kouyoumdjian received a BSC in Naval Weapons Engineering from the Academia Politécnica Naval and a M.B.A. from the Universidad Católica de Chile. He also attended postgraduate studies at the Universities of Chicago and Cornell.

Oscar Cerda Urrutia has served as the Division Head of Companies & SME since June 2008. Mr. Cerda was previously the Chief Executive Officer of Banco Ripley. Mr. Cerda received a B.A. in Business and Administration from the Universidad de Concepcion.

Pedro Silva Yrarrázaval has served as the Division Head of International and Finance since October 2006. Mr. Silva was previously the Chief Executive Officer of our subsidiary CorpBanca Administradora General de Fondos S.A. (Asset Management).  Mr. Silva received a B.A. in Business and Administration from the Universidad de Chile.  Mr. Silva also received a M.B.A. from the University of Chicago.

Rodrigo Arroyo Pardo became Division Head of Treasury in March 2012. Prior to his new role, he was Manager of Large Companies, Corporate & Real State of CorpBanca.  Mr. Arroyo has been with CorpBanca since 2005 when he worked as an Assistant Manager of Investments in Local Currency.  He was later named Manager of Trading in 2007.  Previously, Mr. Arroyo worked for Grupo Santander for seven years and Metlife for five years.   Mr Arroyo received a B.A. in Business and Administration from the Universidad de Santiago de Chile and a M.B.A. from the Universidad Adolfo Ibañez.

Rodrigo Oyarzon Brncic became Division Head of Larger Corporate and Real Estate Companies in January 2012. Previously, he was Manager of Structured Business from January 2009 to December 2011. Mr. Oyarzo received a B.A. in Business and Administration from the Universidad de Santiago.

Gerardo Schlotfeldt Leigthon has served as the Division Head of Banco Condell since June 2010 and as Division Head of Retail Banking since January 2011.  Previously, he was the CEO of Banco Paris.  Mr. Schlotfeldt received an undergraduate degree in Industrial Civil Engineering from the Universidad Católica de Chile.

Jorge Hechenleitner Adams became Division Head of Wealth Management in January 2012. Previously, he was Head of Private Banking (Nobel y Prime) at Banco Santander-Chile for five years.  His highest title at Banco Santander-Chile was Manager of Subsidiaries division with 300 offices under his supervision.  Mr. Hechenleitner received a B.A. in Business Administration from the Universidad Austral de Chile.

Andrés García Lagos became Division Head of Assets Management in January 2012. Previously, he was the Chief Investment Officer of BBVA Asset Management AGF. Mr. Garcia received a B.A. in Industrial Engineering from the Pontificia Universidad Católica de Chile and a Masters in Finance from the London Business School.

José Brito Figari became Division Head of Commercial Credit Risk in June 2011. Previously, Mr. Figari served as Manager of Commercial Credit Risk since 2008. Mr. Brito received a B.A. in Business and Administration from Universidad Adolfo Ibañez.

Jorge Garrao Fortes has served as Division Head of Retail Credit Risk since September 10, 2010.  He has over 14 years of experience in the financial market.  Mr. Garrao received an undergraduate degree in Industrial Civil Engineering from the Universidad de Chile.

Armando Ariño Joiro has served as the Division Head of IT since 2008. In 2008, the Operations Division merged with Information Technology creating the new Division Operations and Technology.  From November 2000 to 2008 he served as Division Manager of Information Technology.  From 1995 to 2000 Mr. Ariño served as the Information Technology Senior Consultant of Coinfin (Colombia) and from 1993 to 1995 he served as the Information Technology Manager of Finasol (Colombia).  Mr. Ariño received an undergraduate degree in Information Technology Civil Engineering with a specialization in Banking from the Universidad INCCA in Colombia.

Américo Becerra Morales became Division Head of Operations in April 2012. Previously, he was Manager of Technology and Global Operations at Banco Santander-Chile. Mr. Becerra has over 20 years of professional experience in the financial sector.  He currently serves as an Alternate Director for the Association of Mutual Funds and the chairman of the Committee of Financial Operations of the Association of Banks and Financial Institutions.  Mr. Becerra is the former chairman of the Audit Committee of the Central Securities Depository (DCV) and former chairman of the Operations and Technology Committee at the DCV.  He also previously served as Director and Chairman of Santander S.A. Agente de Valores.  Mr. Becerra received his auditor license at the Universidad de Santiago, a B.A. from the Universidad Católica de Chile, a M.B.A. from the Executive Development Institute and a Professional Development Degree from the Universidad de los Andes.

Patricia Retamal Bustos became Division Head of Synergies in January 2012. She has been with CorpBanca for four years, first as Manager of Corporate Banking.  Ms. Retamal has 17 years of experience working at banks in the commerical credit risk and Large Companies and Corporations areas.  She spent five years working at Banco Santander-Chile and eight years at Banco de Chile. Ms. Retamal received a B.A. in Business and Administration from the Universidad de Santiago de Chile.

Alejandro Longa Freire became Division Manager of Human Resources in January 2012. Previously, he served as Compensation and Process Manager in Human Resources. Mr. Longa received an undergraduate degree in Industrial Civil Engineering from the Universidad Técnica Federico Santa María.

 María Gabriela Salvador Broussaingaray has served as the Division Head of Customer Service  of CorpBanca since April 2010. Previously, Ms. Salvador had the same responsibility in Banco de Chile.  Ms. Salvador received a B.A. in Business and Economics from the Universidad de Chile and has more than 18 years of experience in the financial sector.

Eugenio Gigogne Miqueles has served as Chief Financial Officer of CorpBanca since April 2010. Previously, he had served as head of the market risk department.  Before arriving at CorpBanca in 2009, Mr. Gigogne was the CFO of Scotiabank — Chile.  Mr. Gigogne received a B.A. in Business and Economics from the Universidad de Chile and a M.B.A. from Tulane University, USA.

Fernando Burgos Concha has served as General Manager of CorpBanca´s New York Branch effective June 2010.  Previously, Mr. Burgos served as Manager of the International Area of CorpBanca for a period of seven years.  Previously, he held several positions within CorpBanca and its parent, Corp Group Banking S.A.  Mr. Burgos received a Bachelor of Science in Management from the US Air Force Academy, Colorado Springs USA.

José Manuel Mena Valencia has served as our Comptroller Manager since March 2008.  From 1995 to 2008 Mr. Mena served as the Chief Executive Officer of BancoEstado.  Previously, he was the Chief Financial Officer of Banco Osorno y La Union.  Mr. Mena received an undergraduate degree in Industrial Civil Engineering.  Mr. Mena also received a Masters in Economics from the Universidad de Chile.

B.           COMPENSATION

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the individual compensation of our directors or officers.  For the year ended December 31, 2011, we did not pay fees to our directors and no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers.  In the ordinary shareholders’ meeting held in February 2011, the Board of Directors agreed to pay each director UF100.0 per month, each vice-chairman UF400.0 per month and the chairman UF600.0 per month.  We engaged in transactions with companies controlled by certain of our directors under the applicable requirements of the Chilean Corporations Law.  In 2011, we paid our senior management and committee members an aggregate of Ch$14,413.0 million.  Chilean law does not require us to have a compensation committee.

C.           BOARD PRACTICES

The Directors Committee and Audit Committee

On August 31, 2011, the Directors Committee merged with the Audit Committee. The Directors Committee then became responsible for all functions of the Audit Committee (the "Directors-Audit Committee").

The Directors-Audit Committee is comprised of five members, four of them are also members of the Board of Directors: Messrs. Gustavo Arriagada Morales, who chairs it, Julio Barriga Silva, Rafael Guilisasti Gana, Maria Catalina Saieh Guzmán and Alejandro Ferreiro Yazigi.  Mr. Ferreiro has been a member of the Directors-Audit Committee (formerly the Audit Committee) since 2010.  Mr. Ferreiro had a career in the Chilean public sector, where he served as Minister of Economics between 2006 and 2008. Mr. Ferreiro was also Superintendent of Securities and Insurance (2003-2006), Superintendent of Pension Funds (2000-2003) and Superintendent of Social Security Health Plans (ISAPRES). He is currently a director of several public listed companies in Chile, such as Madeco S.A., E.CL S.A. (former Empresa Eléctrica del Norte Grande S.A.), Essbio S.A., Esval S.A. and Compañía de Seguros CorpVida S.A.  Mr. Ferreiro was also appointed as a member of the Counsel for Transparency by President Bachelet and approved by 2/3 of the Senate to serve a 6 year term (2008-2014).  Mr. Ferreiro received a law degree from the Universidad de Chile and received a Masters degree from the University of Notre Dame.

In May 2003, the SBIF adopted a resolution requiring that, beginning in January 2004, all Chilean banks must establish an Audit Committee composed of two or more members, two of whom must be directors appointed by the Board of Directors. As mentioned above, on August 31, 2011, the Audit Committee merged with the Directors Committee. The Directors Committee then became responsible for all the functions of the Audit Committee.

The main duties of the Audit Committee are to review the efficiency of internal control systems, to ensure compliance with laws and regulations and to have a clear understanding of the risks involved in our business. The SBIF recommends that at least one of the members of the Audit Committee, who must also be a member of the Board of Directors, be experienced with respect to the accounting procedures and financial aspects of banking operations.  The members of the Audit Committee appointed by the Board of Directors must be independent according to the criteria set by the Board of Directors.  In furtherance of the independence of the Audit Committee, our Board of Directors has determined that Audit Committee members should not, for the last three years, have held positions as our principal executive officers, have performed professional services for us, have commercial commitments with us or with any of our affiliates or related persons, or have relations with other entities related to us from which they have received material payments. Moreover, they may not accept any payment or other compensatory fee from us, other than in their capacity as members of the Audit Committee or of other committees.  All the members of the Audit Committee receive a monthly remuneration.

The Directors-Audit Committee’s responsibilities are, among others:

·
reviewing the reports of the internal and external auditors, the balance sheet and any other financial statements presented by the administration to the shareholders, and to pronounce about it previous to its presentation to the shareholders for approval,

·	recommending external auditors and rating agencies to the Board of Directors,

·	reviewing operations with related parties and reporting to the Board of Directors,

·	reviewing the compensation plans of executive officers and principal officers,

·	examining the systems of remuneration and compensation plans for managers, senior executives and employees of the Company,

·	preparing an annual report about its activities, including its main recommendations to shareholders,

·	other duties required by our by-laws, a shareholders meeting and our Board of Directors,

·	proposing external auditors to the Board of Directors or the Directors Committee,

·	proposing rating agencies to the Board of Directors or the Directors Committee,

·	analyzing and supervising the activities, organizational structure and qualifications of our internal auditing staff, whom report directly to the Audit Committee,

·	analyzing the rating agencies’ reports and their content, procedures and scope,

·	approving the audit plan for us and our affiliates,

·	reviewing audits and internal reports,

·	coordinating with internal and external auditors,

·	reviewing annual and interim financial statements and informing the Board of Directors of the results of such reviews,

·	reviewing the reports, procedures and extent of the work of external auditors,

·	reviewing the procedures and content of reports from external risk evaluators,

·	discussing the effectiveness and reliability of internal control procedures,

·	reviewing the performance of information systems, their sufficiency, reliability and use in decision making,

·	discussing the observance of internal regulations related to compliance with laws and regulations,

·	reviewing and deliberating on issues related to conflicts of interests,

·	investigating suspected fraudulent activities,

·	reviewing the inspection reports, instructions and presentations from the SBIF,

·	reviewing compliance with the annual program of internal auditing,

·	informing the Board of Directors of any change in accounting principles and its effects, and

·
Other duties of the Directors-Audit Committee include, as needed: (i) reviewing procedures to detect money-laundering; (ii) asking internal auditors to perform specific tasks; (iii) making recommendations on specific tasks to external auditors, and (iii) intervening in any other situation where intervention is warranted in the committee’s discretion.

The Directors-Audit Committee has a charter that establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The SBIF requires the Directors-Audit Committee to meet at least every four months and to provide an annual written report to the Board of Directors informing it of its activities. The report must also be presented to the annual shareholders’ meeting.  According to its charter, the Directors-Audit Committee meets twice per month.

Other Committees

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee:

This committee is in charge of preventing money laundering and terrorism financing.  Its main purposes include planning and coordinating activities to comply with related policies and procedures, being informed of work carried out by the Compliance Officer and making decisions on any improvements to control measures proposed by the Compliance Officer.  This committee is comprised of one director, the Chief Executive Officer, the Legal Services Division Manager, one Area Manager and the Compliance Officer. This committee has the authority to request attendance from any executives or associates that it deems necessary. The committee has regular monthly meetings and holds extraordinary sessions when considered appropriate by any of its members.

Compliance Committee:

The purpose of this committee is to monitor compliance with the Codes of Conduct and other complementary rules; establish and develop procedures necessary for compliance with these codes; interpret, administer and supervise compliance with these rules; and resolve any conflicts that may arise.  This committee is comprised of one director; the Chief Executive Officer; the Legal Services Division Manager; the Human Resources and the Compliance Officer.

D.           EMPLOYEES

As of December 31, 2011, on a consolidated basis, we had 3,461 employees, 3,255 of whom were bank employees and 206 of whom were employees of our subsidiaries. Approximately 42.8% of our employees were unionized as of that date.  All management positions are held by non-unionized employees.  We believe that we have good relationships with our employees and the unions to which some of our employees belong.

As of December of each of the years ended 2009, 2010 and 2011, we had 3,311, 3,422 and 3,461 employees, respectively, on a consolidated basis.

E.           SHARE OWNERSHIP

Mr. Alvaro Saieh Bendeck together with his family maintains an indirect ownership of 75.6% of Corp Group Banking S.A.  In addition, Mr. Alvaro Saieh Bendeck with his family are indirect holders of 100.0% of the ownership rights of Compañía Inmobiliaria y de Inversiones Saga Ltda. and also of Inversiones Frater Ltda. and RCC Fondo de Inversión Privado. These holding companies, controlled by Mr. Saieh Bendeck, beneficially own approximately 51.2%, 9.2% and 0.3% of our outstanding shares, respectively.  Mr. Fernando Aguad Dagach and his family indirectly beneficially own approximately 1.0% of our outstanding shares. Other than as stated above, no director or officer owns more than 1.0% of our outstanding common shares.

Our directors and senior managers do not have different or preferential voting rights with respect to those shares they own.

We do not have any arrangements for issuing capital to our employees, including any arrangements that involve the issue or grant of options of our shares or securities.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

Our only outstanding voting securities are our common shares.  As of December 31, 2011, we had 250,358,194,234 common shares outstanding.

At the extraordinary shareholders meeting held on January 27, 2011, CorpBanca’s shareholders approved a proposal by the Board of Directors to increase the bank’s capital through the issuance of 40,042,815,984 shares to be subscribed and paid at the price, terms and other conditions as determined by the Board of Directors.  At an extraordinary meeting of the Board of Directors held on May 25, 2011, the Board of Directors approved a capital increase in the amount of 25,500,000,000 shares. The shares were sold in three separate preferential offering periods beginning in June 2011 and ending in August 2011. CorpBanca’s shareholders subscribed approximately 92.0% of the newly issued shares.

At the extraordinary shareholders meeting held on April 10, 2012, CorpBanca’s shareholders approved a proposal by the Board of Directors to (i) cancel 16,593,912,327 shares that were authorized pursuant to the terms agreed at the extraordinary Shareholders meeting held on January 27, 2011, which were not subscribed, and (ii) increase the bank’s capital through the issuance of 48,000,000,000 shares to be subscribed and paid at the price, terms and other conditions as determined by the Board of Directors.  The following table sets forth information with respect to the record and beneficial ownership of our capital stock as of December 31, 2011 with respect to each shareholder known to us to own more than 5.0% of the outstanding common shares and all directors and executive officers as a group, except treasury shares which have been included in the table below:

Stockholder	Number of Shares	Percentage of total share capital	Number of Votes	Percentage of Voting and Dividend rights
Corp Group Banking S.A.(1)(3)	128,253,046,085	51.2%	128,253,046,085	51.2%
Compañía Inmobiliaria y de Inversiones Saga Ltda.(2)(3)	23,084,435,510	9.2%	23,084,435,510	9.2%
Other shareholders(4)	99,020,712,639	39.6%	99,020,712,639	39.6%

(1)
As of December 31, 2011, Corp Group Financial Chile B.V., or CGFC, indirectly owned 100.0% of the outstanding capital stock of Corp Group Banking S.A., or CGB.  CGFC is controlled by Mr. Alvaro Saieh Bendeck who, together with his family, indirectly owns a majority of its voting stock.  Accordingly, beneficial ownership of CGB’s shares is attributed to Mr. Saieh Bendeck and his family, and Mr. Saieh Bendeck and family thereby also indirectly control CorpBanca.  As set forth in footnote (2) below, Mr. Saieh Bendeck and his spouse also indirectly beneficially own an additional 9.2% of the shares of CorpBanca through Saga (as defined below).

(2)
Compañía Inmobiliaria y de Inversiones Saga Ltda., or Saga, is indirectly controlled by Mr. Alvaro Saieh Bendeck and his spouse.  Accordingly, beneficial ownership of Saga’s shares is attributed to Mr. Saieh Bendeck and his spouse.

(3)	Mr. Alvaro Saieh Bendeck and his family are deemed to have beneficial ownership of these shares.

(4)
Other shareholders include public shareholders and related parties. Related parties include Cía de Seguros Corpvida S.A., Cia. de Seguros Corp Seguros, Inversiones Frater Limitada and RCC Fondo de Inversión Privado.

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

As of December 31, 2011, ADR holders (through the Depositary) held approximately 1.0% of our total shares, represented by one registered shareholder.  The remaining 99.0% of our total shares were held locally, in Chile, represented by 6,535 local and foreign shareholders. All of our shareholders have identical voting rights.

B.           RELATED PARTY TRANSACTIONS

General

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties.  The Chilean Corporations Law requires that our transactions with related parties be in our interest and also on an arm's-length basis or on similar terms to those customarily prevailing in the market.  We are required to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into.  In the event that the transaction is not within the ordinary course of business, prior to its effectiveness, the Directors Committee must prepare a report describing the conditions of the operation and present it to the Board of Directors for its express approval.  Directors of companies that violate this provision are liable for the resulting losses.  Under the General Banking Law, transactions between a bank and its affiliates are subject to certain additional restrictions.

Under the Chilean Corporations Law, a “related transaction” is deemed to be any operation between the corporation and (1) one or more related persons under Article 100 of the Securities Market Act (see below), (2) a director, manager, administrator, principal officer or liquidator of the corporation, by him/herself or on behalf of persons other than the corporation, or their respective spouses or blood or marriage relatives to the second degree, (3) an entity of which any of the persons indicated in the previous numeral is the direct or indirect owner of ten percent or more of its capital or a director, manager or officer, (4) a person or entity determined as such by the by-laws of the corporation or the board committee, and (5) an entity in which a director, manager, administrator, principal officer or liquidator of the corporation, has acted in any of those capacities during the immediately previous 18 months.

Article 100 of the Securities Market Act provides that the following persons are “related” to a company: (1) the other entities of the business conglomerate to which the company belongs, (2) parents, subsidiaries and equity-method investors and investees of the company, (3) all directors, managers, officers and liquidators of the company, and their spouses or blood relatives to the second degree, or any entity controlled, directly or indirectly, by any of the referred individuals, (4) any person that, by him/herself or with other persons under a joint action agreement, may appoint at least one member of the management of the company or controls 10 percent or more of the capital or voting capital of a stock company and (5) other entities or persons determined as such by the SVS.

A publicly-traded corporation may only enter into a related transaction when its aim is to contribute to the corporate general interests, its conditions are set at arms’ length and the corporation has followed the procedure indicated in the Chilean Corporations Law. The procedure to approve a related transaction can be summarized as follows: (1) the directors, managers, administrators, principal officers and liquidators involved in the potential transaction must give notice thereof to the board (these persons are obligated to disclose their interest in the transaction and their reasons to justify the convenience of the transaction for the corporation, both of which must be informed to the public), (2) the absolute majority of the board – excluding any director involved in the transaction – must approve the transaction, (3) the approval given by the board must be informed to the next shareholders’ meeting, (4) if the directors involved in the transaction form the majority of the board, the transaction may only be approved by the unanimity of the remaining directors or by two thirds of the issued voting shares in the corporation in a shareholders’ meeting, and (5) where the approval of the shareholders’ meeting is required, the board will request an independent appraiser to submit to the shareholders the conclusions regarding the conditions of the transaction.

These rules are not applicable to non-material transactions in terms of amounts involved; transactions included in the ordinary course of business of the corporation, according to the policies approved by the board; and transactions with another entity of which the corporation owns at least 95.0% of its shares or rights.

Non-compliance with these rules does not invalidate the transaction, but the persons involved will be obligated to transfer the benefit accrued thereby from the transaction to the corporation and are liable for the potential damages suffered by the corporation.  These rules apply to all publicly-traded corporations and to their subsidiaries, regardless of their corporate type.

We believe that we have complied with the applicable requirements of the Chilean Corporations Law in all transactions with related parties and affirm that we will continue to comply with such requirements.

As of December 31, 2009, 2010 and 2011, loans to related parties totaled Ch$205,253.0 million, Ch$125,620.0 million and Ch$87,950.0 million, respectively, and related party receivables, other than loans, totaled Ch$23,311.0 million, Ch$22,739.0 and Ch$22,022.0 million, respectively.  See note 32 to our financial statements for a more detailed accounting of transactions with related parties.

Loans to related parties

As of December 31, 2009, 2010 and 2011, loans to related parties were as follows:

	2009
	Operating Companies	Investment Companies	Individuals(1)
	(in millions of Ch$)

Loans and receivables to customers
Commercial loans	197,804	3,732	844
Mortgage loans	–	–	1,886
Consumer loans	1,234	–	112
Loans and receivables to customers – gross	199,038	3,732	2,842
Provision for loan losses	(335)	(13)	(11)

Loans and receivables to customers, net	198,703	3,719	2,831

Other	545

	2010
	Operating Companies	Investment Companies	Individuals(1)
	(in millions of Ch$)

Loans and receivables to customers
Commercial loans	117,043	2,466	306
Mortgage loans	-	-	4,184
Consumer loans	1	-	1,931
Loans and receivables to customers – gross	117,044	2,466	6,421
Provision for loan losses	(291)	(4)	(16)

Loans and receivables to customers, net	116,753	2,462	6,405

Other	1,240

	2011
	Operating Companies	Investment Companies	Individuals(1)
	(in millions of Ch$)

Loans and receivables to customers
Commercial loans	83,374	2,509	1,012
Mortgage loans	-	-	6,105
Consumer loans	4	-	819
Loans and receivables to customers – gross	83,378	2,509	7,936
Provision for loan losses	(5,866)	-	(7)

Loans and receivables to customers, net	77,512	2,509	7,929

Other	8,930

(1)	Includes debt obligations that are equal to or greater than UF3,000.0 indexed-liked units of account, equivalent to Ch$66.9 million as of December 31, 2011.

All loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.  During 2009, 2010 and 2011, and in accordance with IFRS, the largest amounts of related party loans outstanding amounted to Ch$207,558.0 million, Ch$128,297.0 and Ch$66,882,090.0 million, respectively.

Other Transactions with Related Parties

During 2009, 2010 and 2011, we had the following income (expenses) from services provided to (by) related parties:

	Year ended December 31,
	2009	2010	2011
Company	Income (expenses)	Income (expenses)	Income (expenses)
	(in millions of Ch$)

Inversiones Corpgroup Interhold Limitada	(2,078)	(1,931)	(1,993)
Nexus S.A.	(1,153)	(922)	(900)
Transbank S.A.	(2,294)	(2,110)	(2,367)
Recaudaciones y Cobranzas S.A.	(695)	(792)	(985)
Redbanc S.A.	(892)	(800)	(1,442)
Fundación Corpgroup Centro Cultural	(90)	(133)	(2,203)
Inmobiliaria e Inversiones San Francisco Ltda.	(134)	(174)	(177)
Asesorías Santa Josefina Ltda.	(139)	(146)	(151)
Inmobiliaria e Inversiones Boquiñeni Ltda.	(51)	(66)	(58)
Promoservice S.A.	–	(372)	(1,032)
Compañía de Seguros Vida Corp. S.A.	(79)	(226)	(281)
Inmobiliaria Edificio Corp Group S.A.	(2,389)	(2,445)	(2,357)
Empresa Periodistica La Tercera S.A.	(363)	(36)	(244)
SMU S.A. Rendic Hnos S.A.	(38)	(15)	(1,447)
Inmobiliaria e Inversiones B y F Limitada		(712)	(1,441)
	(10.395)	(10,880)	(17,078)

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

The balance of our distributable net income is generally retained for use in our business (including for the maintenance of any required legal reserves).  Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends.  Our actual dividend policy is to distribute at least 50.0% of each fiscal year net income, calculated as total net income for the period less an amount which maintains capital constant in real terms.  Dividend distributions in 2009, 2010 and 2011 each amounted to 100.0% of net income for the previous fiscal year.

In the event that dividends are paid, holders of ADSs will be entitled to receive dividends to the same extent as the owners of common shares.  Dividends received by holders of ADSs will, absent changes in Chilean exchange controls or other laws, be converted into U.S. dollars and distributed net of currency exchange expenses and fees of the depositary and will be subject to Chilean withholding tax, currently imposed at the rate of 35.0% (which may be subject to credits in certain cases).  Owners of ADSs are not charged with any fees with respect to cash or stock dividends.

B.           SIGNIFICANT CHANGES

At the ordinary shareholder meeting on February 28, 2012, our shareholders approved a proposal by the board of directors to distribute 100% of net income generated during 2011 in the form of a dividend.

ITEM 9.                      OFFER AND LISTING DETAILS

A.           OFFER AND LISTING DETAILS

Price History

The table below shows, for the periods indicated, high and low closing prices (in nominal Chilean pesos) of the common shares on the Santiago Stock Exchange and of our ADSs on the New York Stock Exchange.

	Santiago Stock Exchange		New York Stock Exchange
	Common Shares		ADSs
	High	Low	High	Low
	(Ch$ per share (1))		(US$ per ADS(2))

Annual Price History
2007	3.82	2.76	39.06	23.74
2008	3.38	2.31	35.15	16.90
2009	4.10	2.40	42.40	19.26
2010	8.90	4.10	94.00	39.00
2011	8.78	5.81	93.76	17.05
Quarterly Price History
2010 1st Quarter	4.65	4.06	44.25	39.00
2010 2nd Quarter	5.30	4.38	50.27	40.71
2010 3rd Quarter	7.64	5.24	79.00	48.35
2010 4th Quarter	8.91	7.05	94.04	71.80
2011 1st Quarter(3)	8.78	6.85	93.76	21.10
2011 2nd Quarter	7.82	7.10	25.70	22.09
2011 3rd Quarter	7.38	5.81	24.77	17.00
2011 4th Quarter	7.10	6.02	21.72	16.80
Monthly Price History
November 2011	6.99	6.36	21.39	18.13
December 2011	7.04	6.63	21.24	19.00
January 2012	7.30	6.80	22.56	20.25
February 2012	7.49	6.75	23.08	21.19
March 2012	6.77	6.35	21.46	19.61
April 2012(4)	6.72	6.50	21.26	19.89

Sources:  Santiago Stock Exchange Official Quotation Bulletin; NYSE.

(1)	Chilean pesos per share reflect nominal price at trade date.

(2)	Price per ADS in US$: one ADS represents 5,000 common shares.

(3)	On February 23, 2011, CorpBanca changed the ratio of the ADSs from 5,000 common shares to one ADS to 1,500 common shares to one ADS.

(4)	Through April 25, 2012.

No trading suspensions relating to our common shares have occurred.

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

B.           MEMORANDUM AND ARTICLES OF INCORPORATION

Set forth below is material information concerning our share capital and a brief summary of the significant provisions of our Estatutos Sociales, as defined below, and Chilean law.  This description contains material information concerning the shares, but does not purport to be complete and is qualified in its entirety by reference to our Estatutos Sociales, the General Banking Law, the Chilean Corporations Law and the Ley de Mercado de Valores, or the Chilean Securities Market Law, each referred to below.

General

Shareholder rights in a Chilean bank that is also an open-stock (public) corporation are governed by the corporation’s Estatutos Sociales, which effectively serve the purpose of both the articles or certificate of incorporation and the by-laws of a company incorporated in the United States, by the General Banking Law and secondarily, to the extent not inconsistent with the latter, by the provisions of Chilean Corporations Law applicable to publicly traded corporations except for certain provisions which are expressly excluded.  Article 137 of the Chilean Corporations Law provides that all provisions of the Chilean Corporations Law take precedence over any contrary provision in a corporation’s Estatutos Sociales.  Both the Chilean Corporations Law and our Estatutos Sociales provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such are to be brought in Chile in arbitration proceedings, notwithstanding the plaintiff’s right to submit the action to the ordinary courts of Chile.

The Chilean securities markets are principally regulated by the Chilean Superintendency of Securities and Insurance under the Chilean Securities Market Law and the Chilean Corporations Law.  In the case of banks, compliance with these laws is supervised by the SBIF.  These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation and protection of minority investors.  The Chilean Securities Market Law sets forth requirements relating to public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.  The Chilean Corporations Law sets forth the rules and requirements for establishing open stock corporations while eliminating government supervision of closed (closely-held) corporations.  Open stock (public) corporations are those that voluntarily or are legally required to register their shares in the Securities Registry.

Board of Directors

The Board of Directors has 9 regular members and 2 alternate members, elected by shareholder vote at General Shareholders’ Meetings.  The directors may be either shareholders or non-shareholders of the Company.  There is no age limit for directors.

A director remains in office for three years and may be re-elected indefinitely.  If for any reason, the General Shareholders’ Meeting in which the new appointments of directors are to be made is not held, the duties of those serving as such shall be extended until their replacements are designated, in which case, the Board of Directors shall convene a meeting at the earliest possible time in order to effect the appointments.

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

Without prejudice to any other incapacity or incompatibility established by the Chilean Corporations Law and the General Banking Law, the following may not be directors: (a) those persons who have been sentenced or are being tried, either as principals or accessories, for crimes punishable with a penalty of temporary or permanent suspension from or incapacity to hold public office, (b) those persons who have been declared bankrupt and have not been rehabilitated, (c) members of the Chilean Congress, (d) directors or employees of any other financial institutions, brokers and security traders, together with its directors, officers, executives and managers; employees appointed by the President of the Republic and employees or officers of (i) the State, (ii) any public service, public institution, semi-public institution, autonomous entity or state-controlled company (any such entity a “Public Entity”), or (iii) any enterprise, corporation or public or private entity in which the State or a Public Entity has a majority interest, has made capital contributions, or is represented or participating, provided that persons holding positions in teaching activities in any of the above entities may be directors, and (e) the bank’s employees, which shall not prevent a director from holding on a temporary basis and for a term not to exceed ninety days the position of General Manager.  Chief Executive Officers may not be elected as directors.

For purposes of the appointment of directors, each shareholder shall have the right to one vote per share for purposes of appointing a single person, or to distribute his votes among candidates as he may deem convenient, and the persons obtaining the largest number of votes in the same and single process shall be awarded positions, until all positions have been filled.  The election of the regular and alternate board members shall be carried out separately.  For purposes of casting votes, the Chairman and the Secretary, together with any other persons that may have been previously designated by at the meeting to sign the minutes thereof, shall issue a certificate giving evidence of the oral votes of shareholders attending, following the order of the list of attendance being taken.

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

If a director ceases to be able to perform his or her duties, whether by reason of conflict of interest, limitation, legal incapacity, impossibility, resignation or any other legal cause, the vacancy shall be filled as follows: (a) the positions of regular directors shall be filled by an alternate director, and (b) the positions of alternate directors vacated upon the application of (a) above, and the positions of regular directors if a regular director’s position cannot be filled pursuant to clause (a) because both alternate members have already become regular members, shall be filled by the Board of Directors on its first meeting after the vacancy occurs.  Board members appointed pursuant to clause (b) will remain in the position until the next General Shareholders’ Meeting, where the appointment may be ratified, in which case, the replacement director will remain in his or her position until the expiration of the term of the director he or she replaced and shall act as full director.

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

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in such company’s capital with the authorization of the SBIF.  When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and the return of capital; provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends or distributions of capital.  The investor becomes eligible to receive dividends and returns of capital once it has paid for the shares (if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro-rata portion of the dividends declared and/or returns of capital with respect to such shares unless the Company’s by-laws provide otherwise).  If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the board of directors of the company is obligated to initiate legal action to recover outstanding amounts unless holders of two thirds of the issued shares in an extraordinary shareholders meeting authorizes the board of directors to refrain from pursuing the collection, in which case the company’s capital will be reduced to the amount actually paid.  In the case of banks, authorized shares and issued shares which have not been paid for within the period fixed for their payment are cancelled and are no longer available for issuance by the company.

Article 22 of Chilean Corporations Law states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders’ meetings.

Ownership Restrictions

Under Article 12 of the Chilean Securities Market Law and the regulations of the SBIF, shareholders of open stock corporations are required to report the following to the Chilean Superintendency of Securities and Insurance and the Chilean stock exchanges:

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

The foregoing requirements also apply to the acquisition or sale of securities or agreements which price or return depends or is conditioned (all or in a significant part) to changes or movements in the price of such shares.  The report shall be made the day following the execution of the transaction.

In addition, majority shareholders must state in their report whether their purpose is to acquire control of the company or if they are making a financial investment.  A beneficial owner of ADSs representing 10.0% or more of our share capital will be subject to these reporting requirements under Chilean law.  The Chilean Securities Market Act also sets forth certain regulations on takeovers of corporations.

Under Article 54 of the Chilean Securities Market Law and the regulations of the Chilean Superintendency of Securities and Insurance, persons or entities intending to acquire control, directly or indirectly, of a publicly traded company, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such acquisition at least 10 business days before the date on which the transaction is to be completed, but in any case, as soon as negotiations regarding the change of control begin (i.e., when information and documents concerning the target are delivered to the potential acquirer) through a filing with the Chilean Superintendency of Securities and Insurance, the stock exchanges and the companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations.

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

Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the Chilean Superintendency of Securities and Insurance provides that the following transactions shall be carried out through a tender offer:

·
an offer which allows a person to take control of a publicly traded company (sociedad anónima abierta), unless (i) the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange, (ii) those shares are acquired (a) through a capital increase, (b) as a consequence of a merger, (c) by inheritance, or (d) through a forced sale.

·
an offer for all the outstanding shares of a publicly traded company (sociedad anónima abierta) upon acquiring two thirds or more of its voting shares, in which case such controlling shareholder must offer to purchase the remaining shares from the investing shareholders in a tender offer, unless (i) the controlling shareholder has reached 2/3 of the voting shares through a tender offer for all of the shares of the company, or (ii) it reaches such percentage as a result of a reduction of the capital of the company by operation of law.  (this offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the two months immediately preceding the acquisition), and

·
an offer for a controlling percentage of the shares of a listed operating company if such person intends to take control of the company (whether listed or not) controlling such operating company, to the extent that the operating company represents 75.0% or more of the consolidated net worth of the holding company.

Article 200 of the Chilean Securities Market Law prohibits any shareholder that has taken control of a publicly traded company to acquire, within the period of 12 months from the date of the transaction that permitted such shareholder to take control of the publicly traded company, a number of shares equal to or higher than 3.0% of the outstanding issued shares of the target without making a tender offer at a price per share not lower than the price paid at the time of the change of control transaction.  However, if the acquisition is made on a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

Title XV of the Chilean Securities Market Law sets forth the basis to determine what constitutes control of a business group and a related party while Title XXV establishes a special procedure for acquiring control of an open stock corporation through a tender offer.  The Chilean Securities Market Law defines control as the power of a person, or group of persons acting pursuant to a joint action agreement, to direct the majority of the votes in the shareholders meetings of the corporation, or to elect the majority of members of its board of directors, or to influence the management of the corporation significantly.  Significant influence is deemed to exist in respect of the person or group of persons acting together pursuant to a joint action agreement holding, directly or indirectly, at least 25.0% of the voting share capital, unless:

·	another person or group of persons acting pursuant to a joint action agreement, directly or indirectly, control a stake equal to or higher than the percentage controlled by such person or group,

·
the person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5.0% of the voting share capital, and

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

Likewise, the Chilean Superintendency of Securities and Insurance may determine that a joint action agreement exists between two or more entities considering, among others, the number of companies in which they simultaneously participate and the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at shareholders’ meetings.

According to Article 96 of the Chilean Securities Market Law a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or securities issued by, them.  According to the Chilean Securities Market Law the following entities are part of the same business group:

·	a company and its controlling person,

·	all the companies with a common controlling person and the common controlling person, and

·	all the entities that the Chilean Superintendency of Securities and Insurance declare to be part of the business group due to one or more of the following reasons:

·	a substantial part of the assets of the company are involved in the business group, whether as investments in securities, equity rights, loans or guaranties,

·	the company has a significant level of indebtedness and that the business group has a material participation as a lender or guarantor, and

·
when the controller is a group of entities, that the company is a member of a controlling person of the entities mentioned in the first two bullets above and there are grounds to include it in the business group.

Article 36 of the General Banking Law states that as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10.0% of the shares of a bank without the prior authorization of the SBIF, which may not be unreasonably withheld.  The prohibition would also apply to beneficial owners of ADSs.  In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired.  In determining whether or not to issue such an authorization, the SBIF considers a number of factors enumerated in the General Banking Law, including the financial stability of the purchasing party.

Article 35 bis of the General Banking Law requires the prior authorization of the SBIF is required for:

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

Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans (colocaciones), defined by the SBIF to be more than 15.0% of all loans in the Chilean banking system.  The intended purchase, merger or expansion may be denied by the SBIF pursuant to a report from the Chilean Central Bank’s Counsel.  Alternatively, a purchase, merger or expansion, when the acquiring bank or resulting group would have a market share in loans defined by the SBIF to be more than 20.0% of all loans in the Chilean banking system, may be conditioned on one or more of the following:

·	that the bank or banks maintain an effective net equity higher than 8.0% and up to 14.0% of their risk weighted assets,

·	that the technical reserve established in Article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves, or

·	that the margin for interbank loans be diminished to 20.0% of resulting bank’s effective net equity.

If the acquiring bank or resulting group would have a market share in loans defined by the SBIF to be more than 15.0% but less than 20.0%, the authorization will be conditioned on the bank or banks maintaining an effective net equity not lower than 10.0% of their risk-weighted assets for the time set forth by the SBIF, which may not be less than one year.  The calculation of risk-weighted assets is based on a five-category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

According to the General Banking Law a bank may not grant loans to related parties on more favorable terms than those generally offered to non-related parties.  Article 84 No. 2 of the General Banking Law and the regulations issued by the SBIF create the presumption that natural persons who are holders of shares and who beneficially own more than 1.0% of the shares are related to the bank and imposes certain restrictions on the amounts and terms of loans made by banks to related parties.  This presumption would also apply to beneficial owners of ADSs representing more than 1.0% of the shares, and accordingly the limitations of Article 84 No. 2 would be applicable to such beneficial owners.  Finally, according to the regulations of the SBIF, Chilean banks that issue ADSs are required to inform the SBIF if any person, directly or indirectly, acquires ADSs representing 5.0% or more of the total amount of shares of capital stock issued by such bank.

Article 16 bis of the General Banking Law provides that the individuals or legal entities which, individually or with other people, directly control a bank and who individually own more than 10.0% of its shares shall send to the SBIF reliable information on their financial situation in the form and within the time set forth in Resolution No. 3,156 of the SBIF.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Law provides that whenever a Chilean company issues new shares for consideration, it must offer to its existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentages in the company.  Pursuant to this requirement, preemptive rights in connection with any future issue of shares will be offered by us to the depositary as the registered owner of the shares underlying the ADSs.  However, the depositary will not be able to make such preemptive rights available to holders of ADSs unless a registration statement under the Securities Act is effective with respect to the underlying shares or an exemption from the registration requirements thereunder is available.

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

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period that cannot be less than 30 days following the grant of such rights.  During such period (except for shares as to which preemptive rights have been waived), Chilean open stock corporations are not permitted to offer any newly issued shares for sale to any third party.  For an additional 30-day period thereafter, a Chilean company is not permitted to offer any unsubscribed shares for sale to third parties on terms which are more favorable than those offered to its shareholders.  Thereafter, unsubscribed shares may be offered through any Chilean stock exchange without any indication of price.  Unsubscribed shares that are not sold on a Chilean stock exchange can be sold to third parties only on terms no more favorable for the purchaser than those offered to shareholders.

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

A majority of the shareholders of the bank approved the proposed capital increase at the Extraordinary Shareholders Meeting held on January 27, 2011, and the Board of Directors was expressly authorized to determine the offering price for the new common shares and whether to offer them in Chile or abroad; in particular, the securities market in the United States through the issuance and listing of ADRs on the NYSE.  At an extraordinary meeting of the Board of Directors held on May 25, 2011, the Board of Directors approved a capital increase in the amount of 25,500,000,000 shares.  The shares were sold in three separate preferential offering periods beginning in June 2011 and ending in August 2011.  CorpBanca’s shareholders subscribed approximately 92.0% of the newly issued shares.

At the extraordinary Shareholders meeting held on April 10, 2012, CorpBanca’s shareholders approved a proposal by the Board of Directors to (i) cancel 16,593,912,307 shares that were authorized pursuant to the terms agreed at the extraordinary Shareholders meeting held on January 27, 2011, which were not subscribed, and (ii) increase the bank’s capital through the issuance of 48,000,000,000 shares to be subscribed and paid at the price, terms and other conditions as determined by the Board of Directors.

Shareholders’ Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year, generally in February and must be called by the board of directors.  The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy proposed by the board of directors, elects the members of our Board of Directors and approves any other matter which does not require an extraordinary shareholders’ meeting.  The last ordinary annual meeting of our shareholders was held on February 28, 2012.

Extraordinary meetings may be called by our Board of Directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our Board of Directors when requested by shareholders representing at least 10.0% of the issued voting shares or by the SBIF.  Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago) designated by the shareholders at their annual meeting and if a shareholder fails to make such designation, the notice must be published in the Official Gazette pursuant to legal regulations.  The first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting.  Notice must also be mailed 15 days in advance to each shareholder and to the SBIF, SVS and the Santiago, Valparaiso and Electronic Stock Exchanges.  Currently, we publish our official notices in the Diario La Tercera.

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued common shares; if a quorum is not present at the first meeting, the meeting can be reconvened (in accordance with the procedures described in the previous paragraph) and, upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented.  The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting.  Only shareholders registered with us on the fifth day prior to the dates of the meeting are entitled to attend and vote their shares.

Only shareholders registered with us on the fifth day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his proxy to attend and vote on his behalf. Proxies addressed to us that do not designate a person to exercise the proxy are taken into account in order to determine if there is a sufficient quorum to hold the meeting, but the shares represented thereby are not entitled to vote at the meeting. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for every share subscribed. Under our by-laws, directors are elected by cumulative voting. Each shareholder has one vote per share and may cast all of his or her votes in favor of one nominee or may apportion is or her votes among any number of nominees.

The following matters can only be considered at a special shareholders’ meeting:

·	our dissolution;

·	a merger, transformation, division or other change in our corporate form or the amendment of our by-laws;

·	the issuance of bonds or debentures convertible into shares;

·	the conveyance of 50.0% or more of our assets or the submission of, or changes to any business plan that contemplates the sale of more than 50.0% of the assets of the company;

·
the conveyance of 50.0% or more of the assets of a subsidiary, if represent at least 20.0% of our total assets, and any transfer of shares of a subsidiary that implies the Company loses control of such subsidiary;

·
granting of a security interest or a personal guarantee in each case to secure the obligations of third parties, unless to secure or guarantee the obligations of a subsidiary, in which case the approval of the board of directors will suffice; and

·	other matters that require shareholder approval according to Chilean law or our by-laws.

The matters referred to in the first five items listed above may only be approved at a meeting held before a notary public, who shall certify that the minutes are a true record of the events and resolutions of the meeting.

The by-laws establish that resolutions are passed at shareholders’ meetings by the affirmative vote of an absolute majority of those shares present or represented at the meeting. However, under the Chilean Corporations Law, the vote of a two-thirds majority of the outstanding voting shares is required to approve any of the following actions:

The vote required at any shareholders’ meeting to approve any of the following actions, however, is a two-thirds majority of the issued shares:

·	a change in corporate form, merger or spin-off,

·	an amendment to our term of existence or early dissolution,

·	a change in corporate domicile,

·	a decrease of corporate capital,

·	the approval of capital contributions in kind and a valuation of the assets contributed,

·	a modification of the authority reserved for the shareholders’ meetings or limitations on the powers of our Board of Directors,

·	a reduction in the number of members of our Board of Directors,

·
the conveyance of 50.0% or more of the corporate assets, regardless of whether it includes liabilities, or the submission of or change to any business plan that contemplates the conveyance of 50.0% or more of the corporate assets,

·
the conveyance of 50.0% or more of the assets of a subsidiary, if represent at least 20.0% of our total assets, and any transfer of shares of a subsidiary that implies the Company loses control of such subsidiary,

·	any non-cash distribution in respect of the shares,

·	the creation of security interests to secure third-party obligations in excess of 50.0% of the corporate assets, unless granted to a subsidiary,

·	the acquisition of our own shares, when, and or the terms and conditions permitted by law,

·	the approval of material related-party transactions according to Article 147 of the Chilean Corporation Act, or

·	all other matters provided for in our by-laws.

An amendment of our by-laws aimed at the creation, modification, renewal or suppression of preferences, must be approved with the favorable vote of two-thirds majority of the shares of the affected series.

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

Approval of Financial Statements

Our Board of Directors is required to submit our audited financial statements to the shareholders annually for their approval at the Ordinary General Shareholders Meeting.  The approval or rejection of such financial statements is entirely within our shareholders’ discretion.  If our shareholders reject our financial statements, our Board of Directors must submit new financial statements not later than 60 days from the date of such rejection.  If our shareholders reject our new financial statements, our entire Board of Directors is deemed removed from office and a new Board of Directors is elected at the same meeting.  Directors who individually approved such rejected financial statements are disqualified for re-election for the ensuing period.

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

Sublease Automatic Teller Machine Contract.  On November 26, 2008, we entered into a contract with SMU S.A., Rendic Hermanos S.A., Supermercados Bryc S.A. and Distribuidora Super Diez S.A., each a related party, to sublease CorpBanca space in order to install automatic teller machines in the supermarket chains administrated by the previously mentioned corporations.  The contract covers a term from November 26, 2008 to June 30, 2019.  CorpBanca prepaid the lessors UF1,152,213.0 for the total amount and term of the spaces subleased.  For further information, see note 32 to the consolidated  financial statements included herein.

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

Service Contract.  We have entered into a Service Contract with our affiliate CorpGroup.  This agreement is dated July 6, 2001 and covered a five-year term which is automatically renewed for one-year periods thereafter.  Under this agreement, CorpGroup provides us with professional and technical consulting including preparation of financial statements, implementing financial and administrative procedures; preparing, analyzing, and providing legal advisory services; and analyzing economic, financial sectors and feasibility of investment plans.  Under this agreement, we pay fees of approximately UF6,250.0 per month.

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

Cash Dividends and Other Distributions

Cash dividends paid by us with respect to the ADSs or common shares held by a Foreign Holder will be subject to a 35.0% Chilean withholding tax, which is withheld and paid over by us.  We refer to this as the Chilean withholding tax.  A credit against the Chilean withholding tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed.  In addition, distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit.  In case such withholding is determined to be excessive at the end of the year, foreign holders will have rights to file for the reimbursement of the excess withholding.  Under Chilean income tax law, for purposes of determining the level of the first category tax that has been paid by us, dividends generally are assumed to have been paid out of our oldest retained taxable profits.  The first category tax rate is 17.0%.  The Chilean government is, however, considering tax reform that eventually will set the first category tax rate at 20.0%.  According to the transitory change by law 24.455, dated November 31, 2010, the tax rate for the 2011 year is 20.0%, 2012 is 18.5% and 17.0% for subsequent years.  The foregoing tax consequences apply to cash dividends paid by us.  Dividend distributions made in property (other than common shares) will be subject to the same Chilean tax rules as cash dividends.

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

Pursuant to an amendment to the Chilean Income Tax Law published on November 7, 2001 (Law No. 19,768, amended by Law 20,448, dated August 13, 2010), the sale and disposition of shares of Chilean public corporations which are actively traded on stock exchanges is exempted from Chilean taxes on capital gains if the sale or disposition was made on a local stock exchange so long as the shares were subscribed on a public stock exchange.  However, Law N°20,448 limited this benefit to shares acquired and sold on a local stock exchange, with which it is unlikely that it will apply to the sale of shares resulting from an exchange of ADSs.  Investors who request delivery of ADSs in the form of common shares should consult with their tax advisor to determine whether such shares will be eligible for the foregoing exemption.

Exempt capital gains - Article 106 of the Chilean Income Tax Law

According to Article 106 of the Chilean Income Tax law, the sale and disposition of shares of Chilean public corporations which are significantly traded on a Chilean stock exchange by foreign institutional investors, such as mutual funds, pension funds and others, is exempt from any Chilean tax on capital gains if the sale or disposition was made through a Chilean stock exchange or a tender offer.

A foreign institutional investor is an entity that is either:

·
a fund that makes public offers of its shares in a country in which public debt has been rated investment grade by an international risk classification agency qualified by the local exchange regulator (the SVS);

·
a fund that is registered with a regulatory entity of a country in which public debt has been rated investment grade by an international risk classification agency qualified by the SVS, provided that the investments in Chile, including securities issued abroad that represent Chilean securities, held by the fund represent less than 30.0% of its share value;

·
a fund that holds investments in Chile that represent less than 30.0% of its share value, provided that it proves that no more than 10.0% of its share value or right for benefits is directly or indirectly owned by Chilean residents;

·
a pension fund that is exclusively formed by individuals that receive their pension on account of capital accumulated in the fund or its main purpose is to finance the funds of individuals and it is regulated and supervised by the competent foreign authority;

·
a fund regulated by Chilean Law No. 18,657 (referred to as Foreign Capital Investment Funds Law), in which case all holders of its shares must reside abroad or be qualified as local institutional investors; or

·	another kind of institutional foreign investor that complies with the characteristics defined by a regulation with the prior report of the SVS and the Chilean Internal Revenue Service.

In order to be entitled to the exemption, foreign institutional investors, during the time in which they operate in Chile must:

·	be organized abroad and not be domiciled in Chile;

·	prove their qualification as foreign institutional investors as mentioned above;

·	not participate, directly or indirectly, in the control of the issuers of the securities in which it invests and not hold, directly or indirectly, 10.0% or more of such companies’ capital or profits;

·
execute an agreement in writing with a Chilean bank or securities broker in which the intermediary is responsible for the execution of purchase and sale orders and for the verification, at the time of the respective remittance, that such remittances relate to capital gains that are exempt from income tax in Chile or, if they are subject to income tax, that the applicable withholdings have been made; and

·	register in a special registry with the Chilean Internal Revenue Service.

Exempt capital gains - Article 107 of the Chilean Income Tax Law

According to Article 107 of the Chilean Income Tax Law, the sale and disposition of shares of Chilean public corporations which are significantly traded on a Chilean stock exchange is not levied by any Chilean tax on capital gains if the sale or disposition was made:

·
on a local stock exchange authorized by the SVS or in a tender offer process according to Title XXV of the Chilean Securities Market Law, so long as the shares (1) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Chilean Securities Market Law, (2) are newly issued shares issued in a capital increase or incorporation of the corporation, or (3) were acquired as a result of the exchange of convertible bonds. In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax Law; or

·
within 90 days after the shares would have ceased to be significantly traded on the stock exchange. In such case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share of the last 90 days in which the shares were significantly traded on the stock exchange. Any gains above the average price will be taxable capital gains.

For purpose of the bullets above, shares are considered to be significantly traded on a Chilean stock exchange when they (1) are registered in the securities registry, (2) are registered in a Chilean Stock exchange; and (3) have an adjusted presence equal to or above 25.0%. Currently, our shares are considered to be significantly traded on a Chilean stock exchange.

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

If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 may constitute qualified dividend income and be taxable to you at a maximum tax rate of 15.0% provided that (1) certain holding period requirements are met, (2) the ADSs or common shares are readily tradable on an established securities market in the United States, and (3) the bank is not a PFIC.  Under U.S. Internal Revenue Service authority, ADSs are considered for purposes of clause (2) above to be readily tradable on an established securities market in the United States because they are listed on the New York Stock Exchange.  Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividend income because the common shares are not themselves listed on a U.S. exchange.  Moreover, as discussed below, under “—Passive Foreign Investment Company rules”, we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2011 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future.  However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks.  You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares.  Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain U.S. corporations.

The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Chilean peso payments made, determined at the spot Chilean peso/U.S. dollar rate on the date the dividend distribution is actually or constructively received by you or the depositary, regardless of whether the payment is in fact converted into U.S. dollars at that time.  If the dividend is converted to U.S. dollars on the date of receipt, a U.S. holder generally will not recognize a foreign currency gain or loss.  However, if the U.S. holder converts the Chilean pesos into U.S. dollars on a later date, the U.S. holder must include in income any gain or loss resulting from any exchange rate fluctuations.  The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received, and (ii) the amount received on the conversion of the Chilean pesos into U.S. dollars.  Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.  The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.  U.S. holders should consult their own tax advisors regarding the tax consequences to them if the bank pays dividends in Chilean pesos or any other non-U.S. currency.  The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

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

If you are a U.S. holder of our ADSs or common shares, the initial tax basis of your ADSs or common shares will be the U.S. dollar purchase price or, if purchased in Chilean pesos, the U.S. dollar value of the Chilean peso-denominated purchase price determined on the date of purchase.  If the common shares are treated as being traded on an “established securities market,” a cash basis U.S. holder, or, if it elects, an accrual basis U.S. holder, will determine the U.S. dollar value of the cost of such common shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.  If you convert U.S. dollars to Chilean pesos and immediately use the currency to purchase common shares, such conversion generally will not result in taxable gain or loss to you.

The amount realized generally will be equal to the amount of cash or the fair market value of any other property received.  With respect to the sale or exchange of our common shares, if the payment received is in Chilean pesos, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. holder, and (2) the date of disposition in the case of an accrual basis U.S. holder.  If our common shares are treated as being traded on an “established securities market,” a cash basis U.S. holder, or, if it elects, an accrual basis U.S. holder, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

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

Passive Foreign Investment Company rules

Based upon our current estimates, expectations and projections of the value and classification of our assets, the sources and nature of our income and our use of the net proceeds of this offering, we believe that the bank’s ADSs and common shares should not be treated as stock of a PFIC for U.S. federal income tax purposes for the current year or in the foreseeable future, but this conclusion is a factual determination that is made annually and there can be no assurance that we will not be considered a PFIC for the current year or any subsequent year.  Our actual PFIC status for our current taxable year ending December 31, 2012 will not be determinable until after the close of our current taxable year ending December 31, 2012 and accordingly, there is no guarantee that we will not be a PFIC for 2012 or any future taxable year.

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

We believe that we should qualify as an active bank under both the notice and the proposed regulations, assuming that the proposed regulations are finalized in their current form.  Accordingly, based on our present regulatory status under Chilean law, the present nature of our activities including the planned offering of ADSs, and the present composition of our assets and sources of income, we do not believe we were a PFIC for the taxable year ending December 31, 2011 (the latest period for which the determination can be made) and we do not expect to be a PFIC for the current year or for any future years.

However, because a PFIC determination is a factual determination that must be made following the close of each taxable year and is based on, among other things, the market value of our assets and shares, and because the proposed regulations (although proposed to be retroactive in application) are not currently in force, our PFIC status may change and there can be no assurance that we will not be considered a PFIC for the current year or any subsequent year.  If the bank is treated as a PFIC for any year in which you hold ADSs or common shares, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

·	any gain you realize on the sale or other disposition (including certain pledges) of your ADSs or common shares, and
·
any “excess distribution” that the bank makes to you (generally, any distributions to you during a single taxable year that are greater than 125.0% of the average annual distributions received by you in respect of the ADSs or common shares during the three preceding taxable years or, if shorter, your holding period for the ADSs or common shares).

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

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or common shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.  If we were a PFIC, certain subsidiaries and other entities in which we have a direct or indirect interest may also be PFICs (“Lower-tier PFICs”).  Under attribution rules, U.S. holders would be deemed to own their proportionate shares of Lower-tier PFICs and would be subject to U.S. federal income tax according to the rules described above on (i) certain distributions by a Lower-tier PFIC and (ii) certain dispositions of shares of a Lower-tier PFIC, in each case as if the U.S. holder held such shares directly, even though such U.S. holder had not received the proceeds of those distributions or dispositions.

Alternatively, a U.S. holder of “marketable stock” (as defined below) may make a mark-to-market election.  If you make this election, you will not be subject to the PFIC rules described above.  Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ADSs or common shares at the end of the taxable year over your adjusted basis in your ADSs or common shares.  These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.  You will also be allowed to take an ordinary loss in respect of both (1) the excess, if any, of the adjusted basis of your ADSs or common shares over their fair market value at the end of the taxable year and (2) any loss realized on the actual sale or disposition of the ADSs or common shares, but in each case only to the extent of the net amount of previously included income as a result of the mark-to-market election.  Any loss on an actual sale of your ADSs or common shares would be a capital loss to the extent it exceeds any previously included mark-to-market income not offset by previous ordinary deductions.  Your basis in the ADSs or common shares will be adjusted to reflect any such income or loss amounts.

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

Recently enacted legislation imposes new reporting requirements on certain U.S. investors in connection with the holding of certain foreign financial assets, including ADSs or common shares, either directly or through certain foreign financial institutions, if the aggregate value of all of such assets exceeds US$50,000.  This new legislation also imposes penalties if such investor is required to submit such information to the U.S. Internal Revenue Service and fails to do so.  You should consult your tax advisor regarding the application of these new reporting requirements to your particular situation.

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

The composition of our assets, liabilities and shareholders’ equity as of December 31, 2011 by currency and term is as follows:

As of December 31, 2011
Ch$	UF	Ch$ indexed to US$	Foreign Currency	Total	Percentage
(in millions of constant Ch$ except for percentages)

Assets
Cash and due from banks	123,827	–	–	238,150	361,977	4.1%
Other assets:
Less than 1 year	2,104,975	661,239	3,366	608,630	3,378,210	38.0%
From 1 to 3 years	721,002	632,093	7,376	201,191	1,561,663	17.6%
More than 3 years	837,114	2,163,595	30,749	600,652	3,632,109	40.9%
Bank premises and equipment (2)	57,111	–	–	114	57,225	0.6%
Allowances for losses	(101,536)	–	–	(964)	(102,500)	-1.2%
Total	3,742,493	3,456,928	41,491	1,647,773	8,888,684	100.0%
Percentage of total assets	42.1%	38.9%	0.5%	18.6%	100.0%

Liabilities and Shareholders’ Equity	123,827
Non-interest-bearing deposits (1)	598,692	2,822	–	118,154	719,668	8.1%
Other liabilities:
Less than 1 year	3,957,650	396,883	1,283	1,439,796	5,795,614	65.2%
From 1 to 3 years	70,838	184,243	1,364	22,877	279,322	3.1%
More than 3 years	66,131	1,249,597	183	35,768	1,351,680	15.2%
Shareholders’ equity (2)	590,400	133,575	3,963.00	8,505	742,402	8.3%
Total	5,283,711	1,967,121	6,793	1,625,100	8,888,684	100.0%
Percentage of total liabilities and shareholders’ equity	59.5%	22.1%	0.1%	18.3%	100.0%	0

(1)	Includes checking accounts, banker’s drafts and transactions payable.

(2)
Our shareholders’ equity, which includes undistributed net income, and bank premises and equipment are denominated in Chilean pesos, but the amounts at which they are carried on the balance sheet are adjusted to reflect the effects of inflation.

Policies

Our policy with respect to asset and liability management is to maximize our net interest income and return on assets and equity while managing interest rate, liquidity and foreign exchange risks while remaining within the limits provided by Chilean banking regulations and internal risk policies and limits.

Our asset and liability management policies are developed by our Asset & Liability Committee, or our A&L Committee, following guidelines established by our Board of Directors.  The A&L Committee is composed of eleven members, including a director, the Chief Executive Officer, the Division Manager—Treasury and International, the Financial Risk Manager, our Chief Financial Officer, and the Division Managers of Management Control and Planning, Retail Banking, Non-Banking Financial Services and Commercial Banking, represented by the Managers of the Corporate and Commercial Banking Divisions.  The role of the Financial Risk Manager and the A&L Committee is to ensure that our treasury and international division’s operations are consistently in compliance with our internal risk policies and limits, as well as applicable regulations.  The A&L Committee typically meets once per month.  Senior members of our treasury and international division meet regularly with the A&L Committee and outside consultants to discuss our asset and liability position.  The members of our financial risk management department are not employed in our banking operations or treasury and international division.

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

·
Investing in assets or funding with liabilities whose returns or accounts are denominated in currencies other than the Chilean peso, which subjects us to foreign exchange risk between the Chilean peso and such other currencies.

Interest Rate Sensitivity

A key component of our asset and liability policy is the management of interest rate sensitivity.  Interest rate sensitivity is the relationship between market interest rates and net interest income due to the maturity or re-pricing characteristics of interest-earning assets and interest bearing liabilities.  For any given period, the pricing structure is matched when an equal amount of such assets and liabilities mature or re-price in that period.  Any mismatch of interest-earning assets and interest bearing liabilities is known as a gap position.  A positive gap denotes asset sensitivity and means that an increase in interest rates would have a positive effect on net interest income while a decrease in interest rates would have a negative effect on net interest income.  Accordingly, a negative gap denotes asset sensitivity and means that a decrease in interest rates would have a negative effect on net interest income while an increase in interest rates would have a positive effect on net interest income.

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

Exchange Rate Sensitivity

In recent years, our operating income has benefited from fluctuations in the exchange rate between the Chilean peso and the U.S. dollar due to our policy.  However, devaluation or appreciation of the Chilean peso against the U.S. dollar or other currencies in which we hold non-hedged positions could be expected to have the following principal effects:

·
If we maintain a net asset position (or positive gap) in U.S. dollars and a devaluation of the Chilean peso against the dollar occurs, we would record a related gain, and if an appreciation of the Chilean peso occurs, we would record a related loss,

·
If we maintain a net liability position (or negative gap) in U.S. dollars and a devaluation of the Chilean peso against the dollar occurs, we would record a related loss, and if an appreciation of the Chilean peso occurs, we would record a related gain,

·
If the inflation rate, reflected on a UF-value variation, for a period exceeded the devaluation of the Chilean peso against the U.S. dollar during the same period, we would record a related gain if it had a net asset position (or positive gap) in UFs which exceeded a net liability position (or negative gap) in U.S. dollars, and we would record a related loss if we had a net liability position (or negative gap) in U.S. dollars which exceeded a net asset position (or positive gap) in UFs.  The same effect would occur if there were an appreciation of the Chilean peso against the U.S. dollar, and

·
If the inflation rate, reflected on a UF-value variation, for a period were lower than the rate of devaluation of the Chilean peso against the U.S. dollar during the same period, we would record a related gain if we maintained a net asset position (or positive gap) in U.S. dollars and a net liability position (or negative gap) in UFs and, accordingly, we would record a related loss if we had a net liability position (or negative gap) in U.S. dollars and a net asset position (or positive gap) in UFs.

Regulatory method to control market risk

On an unconsolidated basis, we must separate our balance sheet in two distinct categories; trading portfolio (Libro de Negociación) and unconsolidated non-trading, or structural, portfolio (Libro de Banca).  The trading portfolio as defined by the SBIF includes all instruments valued at market prices, free of any restrictions for their immediate sale and that are frequently bought and sold by the bank and are maintained with the intention of selling them in the short-term in order to profit from short-term price variations.  The non-trading portfolio is defined as all instruments in the balance sheet not considered in the trading portfolio.

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

The SBIF has defined various limits for these risks.

1)
EMR limit.  A bank’s regulatory capital must be greater or equal to the sum of the exposure to market risk multiplied by the minimum capital adequacy ratio defined in the General Banking Law.  In other words:

RC – ((k * RWA) + EMR) ³ 0

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

3)
Limit on exposure to long-term interest rate risk of a bank’s non-trading portfolio.  CorpBanca’s exposure to long-term interest rate risk of the unconsolidated non-trading portfolio cannot exceed 27.0% of its regulatory capital.

The following is a description of the models adopted by local regulators for measuring market risks.

Interest Rate Risk of Trading Portfolio:  Regulatory Method

The interest rate risk of the trading portfolio as defined by the Central Bank is equal to the sum of:

1)           The sensitivity analysis of the trading portfolio

2)           Vertical adjustment factor

3)           Horizontal adjustment factor

The sensitivity factor of the trading portfolio is calculated using the following formula:

M	14
Σ	Σ	(a mt x Amt — a mt x Ρ mt)
m	t-1

Where:

Amt	:	Trading Assets (Chilean pesos, inflation linked and foreign currency)
Pmt	:	Liabilities funding trading positions (Chilean pesos, inflation linked and foreign currency)
amt	:	Sensitivity factor to raise interest rate
m	:	Currency (Chilean pesos, inflation linked and foreign currency)
t	:	Time period
å	:	Summation
| |	:	Absolute value

The vertical adjustment factor is calculated in the following manner

M	14
Σ	Σ	(b xMin (a mt —Amt ; a mt x Ρ mt)
m	t-1

Where:

β	:	Vertical adjustment factor, equal to 10%
Min( )	:	Compensated net position

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

The following table illustrates the value of the different factors used for calculating the interest rate risk of the trading portfolio:

										Horizontal adjustment factor
			Change in interest						Vertical		Between	Between
			rate (bp)			Sensitivity factor			Adjustment	Within the	Adjacent	zones 1
Zone		Period	Ch$	UF	FX	a Ch$	a UF	a FX	factor	zones	Zones	and 3
Zone 1	1	Up to 30 days	125	350	125	0.0005	0.0014	0.0005	β = 10%	l1=40%	l12=40%	l13=100%
	2	31 days to 3 mths	125	300	125	0.0019	0.0047	0.0020	β = 10%	l1=40%	l12=40%	l13=100%
	3	3 – 6 mths	125	250	125	0.0042	0.0088	0.0044	β = 10%	l1=40%	l12=40%	l13=100%
	4	6 – 9 mths	125	200	125	0.0069	0.0116	0.0072	β = 10%	l1=40%	l12=40%	l13=100%
	5	9 mths – 1 year	125	175	125	0.0095	0.0140	0.0100	β = 10%	l1=40%	l12=40%	l13=100%

Zone 2	6	1 – 2 years	100	125	100	0.0124	0.0166	0.0133	β = 10%	l2=30%	l12=40%	l13=100%
	7	2 – 3 years	100	100	100	0.0191	0.0211	0.0211	β = 10%	l2=30%	l12=40%	l13=100%
	8	3 – years	100	100	100	0.0248	0.0281	0.0281	β = 10%	l2=30%	l23=40%	l13=100%

Zone 3	9	4 – 5 years	75	75	75	0.0221	0.258	0.0258	β = 10%	l3=30%	l23=40%	l13=100%
	10	5 – 7 years	75	75	75	0.0263	0.0320	0.0320	β = 10%	l3=30%	l23=40%	l13=100%
	11	7 – 10 years	75	75	75	0.0307	0.0401	0.0401	β = 10%	l3=30%	l23=40%	l13=100%
	12	10 – 15 years	75	75	75	0.0332	0.0486	0.0486	β = 10%	l3=30%	l23=40%	l13=100%
	13	15 – 20 years	75	75	75	0.0317	0.0534	0.0534	β = 10%	l3=30%	l23=40%	l13=100%
	14	> 20 years	75	75	75	0.0278	0.0539	0.0539	β = 10%	l3=30%	l23=40%	l13=100%

Foreign Currency Risk: Regulatory Method

The foreign currency risk as defined by the Central Bank is equal to:

Max

Where:

PNA	:	Net asset position
PNP	:	Net liabilities position
PNoτo	:	Net gold position
si	:	Sensitivity factor for each currency
j	:	Foreign currency
å	:	Summation
| |	:	Absolute value
Max	:	Maximum value

Interest Rate and Inflation Risk of Non-trading Portfolio: Regulatory Method

The short-term interest rate risk and inflation risk of non-trading portfolio as defined by Central bank is equal to:

The long-term interest rate risk of the non-trading portfolio is calculated according to the following formula:

Where:

Amt	:	Non-trading Assets (Chilean pesos, inflation linked and foreign currency)
Pmt	:	Non-trading Liabilities (Chilean pesos, inflation linked and foreign currency)
mt	:	Sensitivity factor associated with interest rate movement
NPur	:	Net position in inflation linked instruments, including those subject to price level restatement
t	:	Factor that measures the sensitive to movements in the inflation index. This factor is equal a 2%
ΔΦ	:	Effect on fess from shifts in interest rate and assumes a 200 basis point movement
r	:	Sensitive factor to increase in interest rates
T	:	Time period
M	:	Currency (Chilean pesos, inflation linked and foreign currency)
å	:	Summation
| |	:	Absolute value

		Change in interest rate (bp)			Sensitivity factor short-term	Sensitivity factor long-term (rmt)

Period		Ch$	UF	FX	(mt)	Ch$	UF	FX
1	Up to 30 days	200	400	200	0.0192	0.0008	0.0016	0.0008
2	31 days to 3 mths	200	400	200	0.0167	0.0030	0.0063	0.0031
3	3 - 6 mths	200	400	200	0.0125	0.0067	0.0140	0.0070
4	6 - 9 mths	200	400	200	0.0075	0.0110	0.0231	0.0116
5	9 mths - 1 year	200	400	200	0.0025	0.0152	0.0320	0.0160
6	1 - 2 years	200	300	200	–	0.0248	0.0399	0.0266
7	2 - 3 years	200	200	200	–	0.0382	0.0422	0.0422
8	3 - years	200	200	200	–	0.0496	0.0563	0.0563
9	4 - 5 years	200	200	200	–	0.0591	0.0690	0.0690
10	5 - 7 years	200	200	200	–	0.0702	0.0856	0.0856
11	7 - 10 years	200	200	200	–	0.0823	0.1076	0.1076
12	10 - 15 years	200	200	200	–	0.0894	0.1309	0.1309
13	15 - 20 years	200	200	200	–	0.0860	0.1450	0.1450
14	> 20 years	200	200	200	–	0.0762	0.1480	0.1480

As of December 31, 2011, our interest rate risk gap (less than one year), measured according to the above methodology, was 92.9% of our gross margin.  As of the same date, our interest rate risk gap for long-term assets and liabilities was 42.1% of our regulatory capital.  In each case, the interest rate risk gaps were in compliance with current Chilean regulations.  Assets and liabilities included in this calculation belong to the above-mentioned Libro de Banca.

Foreign borrowings:

Foreign borrowings relate to short-term and long-term borrowings from foreign banks used to fund our foreign trade finance business, which consist of loans made in foreign currencies (principally US$) to finance imports and exports by our customers.  Therefore, we considered the cash flows related to foreign borrowings as part of our revenue-producing activities and classified them as operating cash flows.  Regarding other debt issued, those relate to bonds issued during 2011 whose proceeds were used mainly to fund our lending activities and for general corporate purposes.  Since there is no predefined use for those funds, we have considered the cash flows related to other debt issued as cash flows from financing activities.

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

·	The model does not take into consideration the sensitivity of volumes to these shifts in interest rates.

·	The model does not take into consideration our subsidiaries which are subject to market risks.

Quantitative Disclosures about Market Risk: Regulatory Method

The following table illustrates our market risk exposure according to the Chilean regulatory method as of December 31, 2009, 2010 and 2011:

	As of December 31,
	2009	2010	2011
	(in millions of Ch$)

Market risk of trading portfolio	9,262	24,300	623,942
8% x risk weighted assets	400,913	473,244	647,858
Subtotal	410,175	497,544	1,104,474
Limit = regulatory capital	727,436	794,647	456,616
Available margin	317,261	297,103
			74,169
Market risk of short-term non-trading portfolio	56,476	56,683	79,835
Limit = 35% of (net interest income + net fee income sensitive to interest rates)	68,600	91,687	5,666
Available margin	12,124	35,004
			125,461
Market risk of long-term non-trading portfolio	122,432	128,618	298,208
Limit = 27% of regulatory capital (25% in 2007)	198,625	214,554	298,544
Available margin	76,193	85,936	172,747

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

As calculated by CorpBanca, VaR is an estimate of the expected loss in the market value of a given portfolio over a one-day horizon at a one-tailed 95.0% confidence interval.  In other words, it is the one-day loss, expressed in Chilean pesos that CorpBanca would expect to suffer on a given portfolio 95.0% of the time, subject to certain assumptions and limitations discussed below.  Conversely, it is the loss figure that CorpBanca would expect to exceed only 5.0% of the time.  VaR provides a single estimate of market risk that is comparable from one market risk to the other.  Volatility is calculated utilizing approximately 75 historical observations used as input for an exponentially weighted moving average mode, where the calculation of the volatility includes a decay factor that gives more importance to the newer values.  A one-day holding period is utilized (carry one day loss).  We use VaR estimates to alert senior management whenever the statistically expected losses in our fixed income portfolio and net foreign currency position exceed certain pre-set levels which we believe to be prudent.

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

Sensitivity Simulation

We use a sensitivity simulation above trading and available-for-sale portfolios, for evaluating the change in portfolio’s market value.  This tool is complementary to VaR, like a form to measure portfolio’s sensitivity independent of volatility level.  We assume 90 basis points in the available-for-sale portfolio, within a limit of 5.0% of regulatory capital.

Volume Limits

Net Foreign Currency Position:  Maximum Net Position.  We set an absolute limit on the size of our net foreign currency position.  As of December 31, 2011, the limit in effect was US$45.0 million in net U.S. dollar positions, and the equivalent of US$20.0 million in net Euro positions.  This limit is a useful measure in limiting our exposure to foreign exchange and interest rate risks.  These limits are determined by the A&L Committee and are calculated and monitored daily by the Market Risk and Control Department.

Interest rate Sensitivity

For a non-trading portfolio we do gap analysis by means of sensitive the mismatches between assets and liabilities, estimating the risk:

Risk = Sm Gapj * Δ rj * Durj

The following table sets forth the re-pricing of our interest-earning assets and interest bearing liabilities as of December 31, 2011 and may not reflect interest rate gap positions at other times.  In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to the differing re-pricing dates within the period.  Variations may also arise among the different currencies in which interest rate positions are held.

	As of December 31, 2011
	Up to 30 days	31-60 days	61-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
	(in millions of Ch$ except for percentages)
Interest-earning assets:
Current accounts in foreign banks	184,275							184,275
Trading portfolio financial assets	24,551	15,915	-	9,815	90,217	13,472	12,069	166,039
Investments under agreements to resell	19,360	915	429	864	-	1,683	-	23,251
Loans and receivables from banks	217,468	22,836	-	-	10,241	17,379	36,518	304,442
Loans and receivables from customers, net	650,272	230,841	265,019	478,193	629,765	1,274,972	3,170,025	6,699,087
Financial investments available-for-sale	66,861	27,681	48,905	62,564	128,909	224,834	283,496	843,250
Held-to-maturity	11,122	-	-	-	1,777	2,960	6,103	21,962
Total interest-earning assets	1,173,909	298,188	314,353	551,436	860,909	1,535,300	3,508,211	8,242,306

Interest-bearing liabilities:
Investments under agreements to repurchase	61,271	5,190	9,961	11,990	41,067	1,070	-	130,549
Time deposits and savings accounts	1,964,658	785,246	697,669	572,216	709,517	79,164	15,908	4,824,378
Borrowings from financial institutions	79,992	87,171	45,766	95,996	334,623	20,078	-	663,626
Debt issued	6,615	961	2,801	27,109	61,796	172,023	1,251,468	1,522,773
Other financial obligations	6,809	328	94	1,927	1,943	4,039	4,913	20,053

Total interest-bearing liabilities:	2,119,345	878,896	756,291	709,238	1,148,946	276,374	1,272,289	7,161,379

Asset/liability gap
Cumulative gap	(945,436)	(580,708)	(441,938)	(157,802)	(288,037)	1,258,926	2,235,922	1,080,927
Ratio of cumulative gap to cumulative	(945,436)	(1,526,144)	(1,968,082)	(2,125,884)	(2,413,921)	(1,154,995)	1,080,927	-
Total interest earning assets	(80.54)%	(103.67)%	(110.17)%	(90.93)%	(75.46)%	(24.40)%	13.11%	0.00%

(1)	Does not include mortgage loans and past-due loans.

A sudden increase of 25 basis points in the interest rate applicable to our interest rate gap would cause a decrease in the market value of these financial investments of Ch$3,095.0 million as of December 31, 2011.

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

As of December 31, 2011, we did not hold material positions in financial investments denominated in U.S. dollars.

As of December 31, 2011, a sudden increase of 100 basis points in the interest rate would cause a decrease in CorpBanca’s market value of Ch$123.5 million.

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

Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown under other assets and other liabilities.

The following table summarizes our derivative portfolio as of December 31, 2009:

	Notional amounts of contracts with maturity in
Type of future operation	Up to 3 months	From 3 to 12 months	More than 12 months	Gross Unrealized Gains	Gross Unrealized Losses
	(in millions of Ch$)

Derivatives held-for-trading
Foreign currency forwards	1,964.823	705,582	39,959	57,271	60,825
Interest rate swaps	35,498	358,087	1,973,385	37,564	38,897
Foreign currency swap	18	60,732	578,041	31,305	14,981
Liquidity risk				126,140	114,703

The following table summarizes our derivative portfolio as of December 31, 2010:

	Notional amounts of contracts with maturity in
Type of future operation	Up to 3 months	From 3 to 12 months	More than 12 months	Gross Unrealized Gains	Gross Unrealized Losses
	(in millions of Ch$)

Derivatives held-for-trading
Foreign currency forwards	3,628,811	2,423,162	443,209	79,048	91,868
Interest rate swaps	145,220	712,681	4,052,876	51,672	38,368
Foreign currency swap	66,983	95,380	1,058,631	72,644	44,325
Options call of currency	2,191	1,633	–	12	1
Options put of currency	3,513	491	–	254	2
Liquidity risk				203,630	174,564

Foreign currency forwards	11,990	–	–	241	–
Interest rate swaps	–	–	–	–	–
Foreign currency swaps	13,056	–	21,443	196	697
				437	697
				204,067	175,261

The following table summarizes our derivative portfolio as of December 31, 2011:

	Notional amounts of contracts with maturity in
Type of future operation	Up to 3 months	From 3 to 12 months	More than 12 months	Gross Unrealized Gains	Gross Unrealized Losses

	(in millions of Ch$)
Derivatives held-for-trading
Foreign currency forwards	4,774,162	2,090,350	174,618	66,605	60,570
Interest rate swaps	1,583,067	2,055,175	1,689,879	100,917	67,965
Foreign currency swap	12,506	164,186	585,444	76,282	32,612
Options call of currency	3,396	2,332	206	140	114
Options put of currency	3,004	4,182	96	76	22

Derivatives held-for-hedging
Interest rate swaps	105,000	697,200	351,522	4,962	2,244
Foreign currency swaps	-	-	58,080	-	3,345

Liquidity Risk				248,982	166,872

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

As of December 31, 2011, the ratio of our gap between 30-day or less of liabilities and assets to capital and reserves was 0%.  As of December 31, 2011, the ratio of our gap between 90-day or less liabilities and assets to our capital and reserves was 53.0%.

Internal Methods

In addition to the tools we use to control regulatory liquidity risk described above, we have also set internal liquidity limits.  In particular, our Financial Risk Department measures two liquidity indicators:

Minimum Liquidity Requirement: In order to ensure that the bank will permanently hold enough liquid assets to meet all payments derived from deposits made by third parties in the bank, we consider a limit on the minimum amount of liquid assets to be held on a daily basis.  The amount of money to be paid as a result of deposit payments for the next three-day period cannot rise above the total amount of liquid assets held by the bank as defined by the Chilean Central Bank in its liquidity facilities regulations.  As of December 31, 2011, the amount of our liquid assets was Ch$869,997.0 million while deposits to be paid the next three days amounted to Ch$63,683.0 million.

Liquidity Coverage Ratio (LCR).  We seek to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements.  As part of our policy, we have developed an internal liquidity model which we refer to as the razón de cobertura de liquidez (liquidity coverage ratio, or LCR).  The purpose of the LCR model is to evaluate our funding capacity assuming a hypothetical scenario of illiquidity.

Our Financial Risk Department applies the LCR model on a daily basis.  The LCR is based on a stress scenario which assumes that an unusually large proportion of liabilities will be withdrawn over the next 20 days according with a stressed volatility. At the same time, liquid assets have to cover excess requirements. The proportion between liquid assets over liabilities withdrawn must be over 0.7 for us to maintain a normal liquidity level.  As of December 31, 2011, LCR was 1.07.

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

Fees and Expenses

Bank of New York Mellon serves as the depositary for our ADSs.  ADR holders are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADR holders are required to pay the depositary: (i) an annual fee of US$0.05 per ADS for administering the ADR program and (ii) amounts in respect of expenses incurred by the depositary or its agents on behalf of ADR holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission, or conversion of foreign currency into U.S. dollars.  In both cases, the depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below:

Depositary service	Fee payable by ADR holders
Issuance and delivery of ADRs, including in connection with share distributions, stock splits; cancellation of ADS for the purpose of withdrawal, including if the deposit agreement terminates	US$5.00 (or less) per 100 ADSs (or portion thereof)
Any cash distribution to ADS registered holders	US$0.02 or less per ADS
A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities to holders of deposited securities which are distributed by the depositary to ADS registered holders.

Depositary services	US$0.02 (or less) per ADS per calendar year
Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees

Direct and indirect payments by the depositary	Amount (US$)
Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	-
Any charges incurred by the depositary or its agents for servicing the deposited securities	-

There are no fees or other direct and indirect payments made by Bank New York Mellon to the foreign issuer of the deposited securities.

Bank of New York Mellon will serve as the depositary of our ADRs until approximately May 7, 2012.  On or about May 7, 2012, Deutsche Bank Trust Company Americas, or Deutsche Bank, will serve as the new depositary of our ADRs.  Deutsche Bank will commence as depositary when the Form F-6 attaching the Amended and Restated Deposit Agreement by and between CorpBanca and Deutsche Bank is declared effective.

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

At the extraordinary shareholders meeting held on January 27, 2011, CorpBanca’s shareholders approved a proposal by the Board of Directors to increase the bank’s capital through the issuance of 40,042,815,984 shares to be subscribed and paid at the price, terms and other conditions as determined by the Board of Directors.  At an extraordinary meeting of the Board of Directors held on May 25, 2011, the Board of Directors approved a capital increase in the amount of 25,500,000,000 shares.  The shares were sold in three separate preferential offering periods beginning in June 2011 and ending in August 2011. CorpBanca’s shareholders subscribed approximately 92.0% of the newly issued shares.

At the extraordinary Shareholders meeting held on April 10, 2012, CorpBanca’s shareholders approved a proposal by the Board of Directors to (i) cancel 16,593,912,327 shares that were authorized pursuant to the terms agreed at the extraordinary Shareholders meeting held on January 27, 2011, which were not subscribed, and (ii) increase the bank’s capital through the issuance of 48,000,000,000 shares to be subscribed and paid at the price, terms and other conditions as determined by the Board of Directors.

ITEM 15.                      CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2011, CorpBanca, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).  There are inherent limitations to the effectiveness of any control system, including the possibility of human error and the circumvention or overriding of disclosure controls and procedures.  Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, (COSO).  Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Our independent registered public accounting firm, Deloitte, has audited the consolidated financial statements included in this Annual Report, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2011.

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CorpBanca

We have audited the internal control over financial reporting of CORPBANCA and its subsidiaries (the “Bank”) as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2011 of the Bank and our report dated April 25, 2012, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph stating that  our audit comprehended the translation of Chilean peso amounts into U.S. dollar amounts and we are not aware of any modifications that should be made for such translation to be in conformity with the basis stated in Note 1y.  Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

[•]
Santiago, Chile
April 30, 2012

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

ITEM 16.                      RESERVED

ITEM 16A.                                AUDIT COMMITTEE FINANCIAL EXPERT

We believe that each of the members of our Directors-Audit Committee qualifies as an “audit committee financial expert” within the meaning of this Item 16A, in that (i) each has an understanding of IFRS and financial statements, (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, (iii) significant experience auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the financial statements and experience supervising persons engaged in such activities, (iv) an understanding of internal control over financial accounting and reporting, and (v) an understanding of the functions of an audit committee.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2009, 2010 and 2011:

	Year ended December 31,
	2009	2010	2011

	(in millions of Ch$)
Audit fees	607	490	478
Audit-related fees	–	169	–
Tax fees	–	46	37
All other fees	81	202	854
	688	907	1,369

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

Pre-approval Policies and Procedures

Our Directors-Audit Committee approves all audit, audit-related services, tax services and other services provided by Deloitte.  Any services provided by Deloitte that are not specifically included within the scope of the audit must be pre-approved by the Directors-Audit Committee prior to any engagement.

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

CorpBanca’s audit committee does not meet the requirements of Exchange Act Rule 10A-3 because Alejandro Ferreiro Yazigi does not meet the Exchange Act Rule 10A-3(b)(1) independence requirements.  CorpBanca is relying on the general exemption contained in Exchange Act Rule 10A-3(c)(3), which provides an exemption from NYSE’s listing standards relating to audit committees for foreign companies like CorpBanca.  CorpBanca’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its audit committee to act independently and to satisfy the other requirements of Exchange Act Rule 10A-3.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases of our shares registered under Section 12 of the Exchange Act by us or any affiliated purchaser during fiscal year 2011:

Period	(a) Total number of shares purchased	(b) Average price paid per share (in Ch$)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plan or programs

January 2011	-		-	-
February 2011	(127,353,846)	7.12	-	16,736,405,910
March 2011	(224,534,467)	6.91	-	-
April 2011	-	-	-	-
May 2011	(1,417,255,678)	7.45	-	-
June 2011	(2,638,478,890)	7.32	-	-
July 2011	(16,444,427,918)	7.35	16,068,366,986	668,038,924
August 2011	(668,038,924)	7.35	668,038,924	-
September 2011	(12,637,119)	6.55	-	-
October 2011	(128,795,387)	6.92	-	-
November 2011	-	-	-	-
December 2011	-	-	-	-

Total	(21,661,522,229)	7.12	16,736,405,910	-

ITEM 16F.                                CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                                CORPORATE GOVERNANCE

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange, “foreign private issuers” are required to provide a summary of the significant ways in which their corporate governance practices differ from those corporate governance standards required of U.S. companies by the New York Stock Exchange.  As a Chilean bank, our corporate governance standards are governed by our by-laws, the General Banking Law, the Chilean Corporations Law, the Ley de Mercado de Valores No. 18,045, or the Securities Market Law, and the regulations issued by the SBIF.  The following chart notes these differences:

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

NYSE Corporate Governance Standards	CorpBanca’s Practices
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

Listed companies must adopt and disclose corporate governance guidelines.  The guidelines must address: (i) director qualification standards, (ii) director responsibilities, (iii) director access to management, (iv) director compensation, (v) director orientation and continuing education, (vi) management succession, and (vii) annual performance evaluation of the board.

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

NYSE Corporate Governance Standards	CorpBanca’s Practices
Listed companies must have an audit committee that meets the requirements of Exchange Act Rule 10A-3 or be exempt therefrom.  If the company has an audit committee, each member must meet Exchange Act Rule 10A-3(b)(1) independence requirements or be exempt therefrom.  In particular, Exchange Act Rule 10A-3(b)(1) requires that each member of the audit committee be a member of the board of directors of the issuer, and must otherwise be independent.

In May 2003, the SBIF adopted a resolution requiring that, from January 2004, all Chilean banks establish an Audit Committee composed of two or more members, two of whom must be directors appointed by the Board of Directors.  The SBIF recommends that at least one of the members of the Audit Committee, who must also be a member of the Board of Directors, be experienced with respect to the accounting procedures and financial aspects of banking operations.  The members of the Audit Committee appointed by the Board of Directors must be independent according to the criteria set by the Board of Directors.  In furtherance of the independence of the Audit Committee, our Board of Directors has determined that Audit Committee members should not, for the last three years, have held positions as our principal executive officers, have performed professional services for us, have commercial commitments with us or with any of our affiliates or related persons, or have relations with other entities related to us from which they have received material payments.  Moreover, they may not accept any payment or other compensatory fee from us, other than in their capacity as members of the Audit Committee or of other committees.  All the members of the Audit Committee receive a monthly remuneration.

ITEM 16H.                                MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                      FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                      FINANCIAL STATEMENTS

See the following items at pages F-2 to F-136.

(a)           Report of Independent Registered Public Accounting Firm

(b)           Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

(c)           Consolidated Statement of Financial Position as of 2011 and 2010

(d)           Consolidated Statement of Income for the three years ended December 31, 2011

(e)           Consolidated Statement of Comprehensive Income for the three years ended December 31, 2011

(f)           Statement of Changes in Shareholders' Equirty for the three years ended December 31, 2011

(g)           Consolidated Statement of Cash Flows for each of the three years ended December 31, 2011

(h)           Notes to the Consolidated Financial Statements.

ITEM 19.                      EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Articles of Incorporation and By-laws (estatutos sociales) of CorpBanca, including amendment thereto (English language translation).

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

Exhibit 3.1
Consolidated Text of the Share Purchase Agreement, dated December 6, 2011, by and among Banco Santander, S.A., Corpbanca, and Inversiones Corpgroup Interhold Limitada (including the modifications agreed to by the parties on February 21, 2012)

Exhibit 3.2	Addendum No. 1 to Share Purchase Agreement, dated February 21, 2012, by and among Banco Santander, S.A., Corpbanca, and Inversiones Corpgroup Interhold Limitada

Exhibit 4.(a).1*	Systems Operations Services Agreement, dated as of March 30, 2001, between IBM de Chile S.A.C. and CorpBanca (English language translation).

Exhibit 4.(a).2*	Service Contract, dated as of July 6, 2001, between Corp Group Interhold S.A. and CorpBanca (English language translation).

Exhibit 4.(a).3*	Software Consulting and Development Agreement, “IBS” Integrated Banking System, dated as of October 4, 2001, between Datapro, Inc. and CorpBanca (English language translation).

Exhibit 4.(a).4*	Agreement to Participate in the Automated Teller Machine Network Operated by Redbanc S.A., dated as of April 1, 2001, among Redbanc S.A. and CorpBanca (English language translation).

Exhibit 4.(a).5****
Sublease Automatic Teller Machine Contract, dated as of November 26, 2008, among SMU S.A., Rendic Hermanos S.A., Supermercados Bryc S.A. and Distribuidora Super Diez S.A. and CorpBanca (English language translation).

Exhibit 8.1	List of subsidiaries of CorpBanca.

Exhibit 11.1****	English language translation of CorpBanca’s Code of Ethics, as amended.

Exhibit 11.2***	English language translation of CorpBanca’s Code of Conduct in the Securities Market

Exhibit 12.1	Certification of the chief executive officer of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 12.2	Certification of the chief financial officer of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 13.1	Certification of the chief executive officer of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2	Certification of the chief financial officer of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 23.1	Consent of Deloitte & Touche Sociedad de Auditores y Consultores Ltda.
_______________
* Incorporated by reference to our Form 20-F (File No. 001-32305) filed on September 24, 2004.
** Incorporated by reference to our registration statement on Form F-6 (File No. 333-119251) filed on September 24, 2004.
*** Incorporated by reference to our annual report on Form 20-F (File No. 001-32305) filed on June 29, 2007.
**** Incorporated by reference to our annual report on Form 20-F (File No. 001-32305) filed on June 30, 2009.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORPBANCA

/s/ Eugenio Gigogne Miqueles
Name: Eugenio Gigogne Miqueles
Title: Chief Financial Officer

Date:  April 30, 2012

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements of CorpBanca and Subsidiaries

Deloitte
Auditores y Consultores Limitada
Av. Providencia 1760
Pisos 6, 7, 8, 9, 13 y 18
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
   Corpbanca

We have audited the accompanying consolidated statements of financial position of Corpbanca and subsidiaries (the “Bank”) as of December 31, 2010 and 2011, and the corresponding consolidated statements of income, comprehensive income, changes in shareholders´ equity, and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Bank´s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Corpbanca and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

Our audits also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1y.  The translation into U.S. dollars has been made solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2012 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

Santiago, Chile
April 25, 2012

Deloitte
Auditores y Consultores Limitada
Av. Providencia 1760
Pisos 6, 7, 8, 9, 13 y 18
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
   Corpbanca

We have audited the internal control over financial reporting of Corpbanca and subsidiaries (the “Bank”) as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2011 of the Bank and our report dated April 25, 2012 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the translation of Chilean peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 1y and that such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Santiago, Chile
April 25, 2012

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of December 31, 2010 and 2011
(In millions of Chilean pesos - MCh$)

	Notes	12.31.2010	12.31.2011	12.31.2011
ASSETS		MCh$	MCh$	ThUS$
				(Note 1y)
Cash and deposits in banks	4	202,339	265,747	511,958
Cash in the process of collection	4	79,680	96,230	185,386
Trading portfolio financial assets	5	197,580	166,039	319,872
Obligations under repurchase agreements	6	75,676	23,251	44,793
Derivative financial instruments	7	204,067	248,982	479,660
Loans and receivables from banks	8	63,998	304,098	585,840
Loans and receivables from customers, net	9	5,364,980	6,711,945	12,930,464
Financial investments available-for-sale	10	746,248	843,250	1,624,509
Held to maturity investments	10	-	21,962	42,309
Investments in other companies	11	3,583	3,583	6,903
Intangible assets	12	13,096	12,239	23,578
Property, plant and equipment, net	13	53,430	57,225	110,243
Current taxes	14	-	6,278	12,094
Deferred income taxes	14	21,956	25,080	48,316
Other assets	15	104,207	102,775	197,994
TOTAL ASSETS		7,130,840	8,888,684	17,123,919

LIABILITIES
Current accounts and demand deposits	16	612,064	682,720	1,315,250
Cash in the process of collection	4	41,525	36,948	71,180
Obligations under repurchase agreements	6	189,350	130,549	251,501
Time deposits and saving accounts	16	3,700,454	4,824,378	9,294,093
Derivative financial instruments	7	175,261	166,872	321,476
Borrowings from financial institutions	17	503,692	663,626	1,278,466
Debt issued	18	1,215,435	1,522,773	2,933,600
Other financial obligations	18	23,660	20,053	38,632
Current income tax provision	14	7,168	-	-
Deferred income taxes	14	21,244	25,352	48,840
Provisions	19	67,732	42,030	80,970
Other liabilities	20	20,998	30,981	59,685
TOTAL LIABILITIES		6,578,583	8,146,282	15,693,693

SHAREHOLDERS’ EQUITY
Attributable to equity holders of the Bank:
Capital		342,379	507,108	976,936
Reserves		26,406	139,140	268,051
Valuation gains (losses)		(2,758)	(5,639)	(10,864)
Retained earnings:		183,287	99,184	191,077
Retained earnings from prior periods		120,259	16,897	32,552
Net income for the year	22	122,550	119,142	229,525
Less: Accrual for mandatory dividends		(59,522)	(36,855)	(71,000)
		549,314	739,793	1,425,200
Non controlling interest	22	2,943	2,609	5,026
TOTAL SHAREHOLDERS’ EQUITY		552,257	742,402	1,430,226
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		7,130,840	8,888,684	17,123,919

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the years ended December 31, 2009, 2010 and 2011
(In millions of Chilean pesos - MCh$)

	Notes	12.31.2009	12.31.2010	12.31.2011	12.31.2011
		MCh$	MCh$	MCh$	ThUS$
					(Note 1 y)
Interest income	23	314,115	387,639	528,622	1,018,383
Interest expense	23	(120,727)	(163,229)	(335,622)	(646,571)
Net interest income		193,388	224,410	193,000	371,812

Income from service fees	24	53,128	68,453	72,404	139,485
Expenses from service fees	24	(9,867)	(10,232)	(12,042)	(23,199)
Net Service Fee Income		43,261	58,221	60,362	116,286

Trading and investment income, net	25	4,563	(9,410)	97,745	188,304
Foreign exchange gains (losses), net	26	49,635	44,611	(26,783)	(51,597)
Other operating income	31	5,087	8,832	9,507	18,315

Trading and Investment, Foreign Exchange Gains and Other Operating Income		59,285	44,033	80,469	155,022

Operating Income Before Loan Losses		295,934	326,664	333,831	643,120

Provisions for loan losses	27	(71,271)	(52,351)	(40,754)	(78,512)

Total Operating Income, Net of Loan Losses, Interest and Fees		224,663	274,313	293,077	564,608

Personnel salaries expenses	28	(65,733)	(71,034)	(76,461)	(147,301)
Administration expenses	29	(44,592)	(46,793)	(55,141)	(106,228)
Depreciation and amortization	30	(6,310)	(7,117)	(7,461)	(14,374)
Impairment	30	(144)	(427)	-	-
Other operating expenses	31	(5,888)	(7,312)	(13,643)	(26,283)
Total Operating Expenses		(122,667)	(132,683)	(152,706)	(294,186)

Total Net Operating Income		101,996	141,630	140,371	270,422

Income attributable to investments in other companies	11	445	296	250	482

Income before income taxes		102,441	141,926	140,621	270,904
Income taxes	14	(16,249)	(20,353)	(23,303)	(44,893)
Net income for the year		86,192	121,573	117,318	226,011

Attributable to:
Equity holders of the bank		86,192	122,550	119,142	229,525
Non controlling interest	22	-	(977)	(1,824)	(3,513)

Earnings per share attributable to equity holders of the Bank		Ch$	Ch$	Ch$	US$
Basic earnings per share	22	0.39	0.54	0.50	1.00
Diluted earning per share	22	0.39	0.54	0.50	1.00

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the years ended December 31, 2009, 2010 and 2011
(In millions of Chilean pesos - MCh$)

		12.31.2009	12.31.2010	12.31.2011	12.31.2011
		MCh$	MCh$	MCh$	ThUS$
					(Note 1 y)
Net income for the year	Notes	86,192	121,573	117,318	226,011

Other Comprehensive Income
Financial instruments available-for-sale		(7,580)	4,836	(1,258)	(2,424)
Exchange differences on translation - New York Branch		(1,284)	(1,014)	1,238	2,385
Hedge of net investment in foreign operation		-	963	(1,264)	(2,435)
Cash flow hedge	7	-	-	(2,576)	(4,963)
Other comprehensive income (loss) before income taxes		(8,864)	4,785	(3,860)	(7,437)
Income tax relating to financial instruments available-for-sale	14	1,289	(822)	759	1,462
Income tax relating to hedge of net investment in foreign operation		-	(164)	220	424

Total other comprehensive income (loss)		(7,575)	3,799	(2,881)	(5,551)

Comprehensive income for the year		78,617	125,372	114,437	220,461

Attributable to:
Equity holders of the bank		78,617	124,395	116,261	223,974
Non controlling interest		-	(977)	(1,824)	(3,513)

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2009, 2010 and 2011
(In millions of Chilean pesos - MCh$, except for number of shares)

	Number of shares	Paid-in Capital	Reserves		Valuation gains (losses)				Retained earnings			Total attributable to equity holders of the Bank
				Financial	Hedge of net investment in foreign operation	Cash flow hedge	Income tax other comprehensive income	Exchange differences on translation	Retained earnings from prior periods	Net income for the year	Accrual for mandatory dividends		Non controlling interest	Total Shareholders’ equity
				investment available-for- sale
	(Millions)	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2009	221,236	324,039	24,889	1,227	-	-	(209)	-	175,486	-	(28,155)	497,277	-	497,277
Dividends paid	-	-	-	-	-	-	-	-	(56,310)	-	28,155	(28,155)	-	(28,155)
Accrual for mandatory dividends	-	-	-	-	-	-	-	-	-	-	(42,554)	(42,554)	-	(42,554)
Sale of treasury shares (a)	618	1,999	-	-	-	-	-	-	-	-	-	1,999	-	1,999
Share premium		-	165	-	-	-	-	-	-	-	-	165	-	165
Comprehensive income for the period		-	-	(7,580)	-	-	1,289	(1,284)	-	86,192	-	78,617	-	78,617
Balance as of December 31 2009	221,854	326,038	25,054	(6,353)	-	-	1,080	(1,284)	119,176	86,192	(42,554)	507,349	-	507,349

Distribution of prior year’s net income	-	-	-	-	-	-	-	-	86,192	(86,192)	-	-	-	-

Balance as of January 1, 2010	221,854	326,038	25,054	(6,353)	-	-	1,080	(1,284)	205,368	-	(42,554)	507,349	-	507,349

Increase or decrease in capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-	3,920	3,920
Dividends paid	-	-	-	-	-	-	-	-	(85,109)	-	42,554	(42,555)	-	(42,555)
Accrual for mandatory dividends	-	-	-	-	-	-	-	-	-	-	(59,522)	(59,522)	-	(59,522)
Sale of treasury shares (a)	5,055	16,341	-	-	-	-	-	-	-	-	-	16,341	-	16,341
Share premium	-	-	1,352	-	-	-	-	-	-	-	-	1,352	-	1,352
Comprehensive income for the period	-	-	-	4,836	963	-	(986)	(1,014)	-	122,550	-	126,349	(977)	125,372
Balance as of December 31 2010	226,909	342,379	26,406	(1,517)	963	-	94	(2,298)	120,259	122,550	(59,522)	549,314	2,943	552,257

Distribution of prior year’s net income	-	-	-	-	-	-	-	-	122,550	(122,550)	-	-	-	-

Balance as of January 1, 2011	226,909	342,379	26,406	(1,517)	963	-	94	(2,298)	242,809	-	(59,522)	549,314	2,943	552,257

Increase or decrease in capital and reserves	23,449	57,860	112,734	-	-	-	-	-	-	-	-	170,594	1,490	172,084
Capitalization of retained earnings	-	106,869	-	-	-	-	-	-	(106,869)	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	(119,043)	-	59,522	(59,521)	-	(59,521)
Accrual for mandatory dividends	-	-	-	-	-	-	-	-	-	-	(36,855)	(36,855)	-	(36,855)
Comprehensive income for the period	-	-	-	(1,258)	(1,264)	(2,576)	979	1,238	-	119,142	-	116,261	(1,824)	114,437
Balance as of December 31 2011	250,358	507,108	139,140	(2,775)	(301)	(2,576)	1,073	(1,060)	16,897	119,142	(36,855)	739,793	2,609	742,402
Balance as of December 31 2011 ThUS$ (Note 1 y)	250,358	976,936	268,051	(5,346)	(580)	(4,963)	2,067	(2,042)	32,552	229,525	(71,001)	1,425,200	5,026	1,430,226

(a)	See Note 22 to the consolidated financial statements.

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31, 2009, 2010 and 2011
(In millions of Chilean pesos - MCh$)

	Notes	12.31.2009	12.31.2010	12.31.2011	12.31.2011
		MCh$	MCh$	MCh$	ThUS$
CASH FLOW FROM OPERATING ACTIVITIES:					(Note 1 y)

Consolidated income before income taxes		102,441	141,926	140,621	270,904
Non controlling interest		-	(977)	(1,824)	(3,514)

Charges (credits) to income not representing cash flow:
Depreciation and amortization	30	6,310	7,117	7,461	14,374
Provision for loan losses	27	84,487	67,060	52,732	101,587
Provisions and write-offs for assets received in lieu of payment	31	468	27	26	50
Contingency provisions	31	1,532	1,360	1,657	3,192
Adjustment to market value for financial investments available-for-sale and derivatives		3,619	15,795	(49,023)	(94,442)
Net interest income	23	(193,388)	(224,410)	(193,000)	(371,812)
Net fees and income from services	24	(43,261)	(58,221)	(60,362)	(116,287)
Net foreign exchange gains (losses)	26	(49,635)	(44,611)	26,783	51,597
Other charges (credits) to income not representing cash flows		(21,989)	7,718	20,862	40,190
Subtotals		(109,416)	(87,216)	(54,067)	(104,161)
Increase/decrease in operating assets and liabilities:
Loans and receivables to customers and banks		(82,465)	(324,987)	(1,525,019)	(2,937,927)
Obligations under repurchase agreements		(18,494)	(28,329)	51,512	99,237
Trading portfolio financial assets		11,316	(81,329)	27,230	52,458
Financial investments available-for-sale		(120,228)	(24,293)	72,927	140,493
		-	-	(21,382)	(41,192)
Other assets and liabilities		3,211	(7,027)	7,277	14,019
Time deposits and saving accounts		94,241	462,280	1,089,502	2,098,910
Currents accounts and demand deposits		138,368	115,853	70,656	136,118
Obligations under repurchase agreements		114,148	(281,176)	(58,801)	(113,279)
Dividends received from investments in other companies	11	445	296	250	482
Foreign borrowings obtained		701,452	572,500	1,013,562	1,952,612
Repayment of foreign borrowings		(737,194)	(542,357)	(809,997)	(1,560,447)
Net (decrease) increase of other obligations with banks		(53,738)	111,146	(42,629)	(82,124)
Repayment of other borrowings		(17,917)	(3,396)	(3,834)	(7,386)
Net cash (used in) provided by operating activities		(76,271)	(118,035)	(182,813)	(352,187)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment		(11,056)	(5,940)	(10,911)	(21,020)
Proceeds from sales of property, plant and equipment		-	286	-	-
Sale of assets received in lieu of payment or in foreclosure		2,975	1,636	482	929
Net cash (used in) provided by investment activities		(8,081)	(4,018)	(10,429)	(20,091)

CASH FLOW FROM FINANCING ACTIVITIES:
Issued debt		254,528	403,073	344,103	662,909
Redemption of issued debt		(56,162)	(60,095)	(61,792)	(119,041)
Increase capital	22	-	-	170,594	328,647
Sale of bank issued shares		2,164	16,341	-	-
Dividends paid	22	(56,310)	(85,109)	(119,043)	(229,335)
Net cash provided (used in) provided by financing activities		144,220	274,210	333,862	643,180

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		59,868	152,157	140,620	270,902

Cash and cash equivalents at beginning of year		181,696	241,564	393,721	758,498
Cash and cash equivalents at end of year	4	241,564	393,721	534,341	1,029,400
Net increase (decrease) in cash and cash equivalents		59,868	152,157	140,620	270,902

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2009, 2010 and 2011

INDEX

Note 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Note 2	-	ACCOUNTING CHANGES

Note 3	-	BUSINESS SEGMENTS

Note 4	-	CASH AND CASH EQUIVALENTS

Note 5	-	TRADING PORTFOLIO FINANCIAL ASSETS

Note 6	-	OBLIGATIONS UNDER REPURCHASE AGREEMENTS

Note 7	-	DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING

Note 8	-	LOANS AND RECEIVABLES TO BANKS

Note 9	-	LOANS AND RECEIVABLES FROM CUSTOMERS

Note 10	-	INVESTMENT INSTRUMENTS

Note 11	-	INVESTMENTS IN OTHER COMPANIES

Note 12	-	INTANGIBLES

Note 13	-	PROPERTY, PLANT AND EQUIPMENT

Note 14	-	CURRENT TAXES

Note 15	-	OTHER ASSETS

Note 16	-	CURRENT ACCOUNTS, DEPOSITS AND SAVING ACCOUNTS

Note 17	-	BORROWINGS FROM FINANCIAL INSTITUTIONS

Note 18	-	DEBT INSTRUMENTS ISSUED AND OTHER FINANCIAL OBLIGATIONS

Note 19	-	PROVISIONS

Note 20	-	OTHER LIABILITIES

Note 21	-	CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES

Note 22	-	SHAREHOLDERS´ EQUITY

Note 23	-	INTEREST INCOME AND EXPENSES

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2009, 2010 and 2011

Note 24	-	FEES AND INCOME FROM SERVICES

Note 25	-	NET TRADING AND INVESTMENT INCOME

Note 26	-	NET FOREIGN EXCHANGE INCOME (LOSSES)

Note 27	-	PROVISION FOR LOAN LOSSES

Note 28	-	PERSONNEL SALARIES EXPENSES

Note 29	-	ADMINISTRATION EXPENSES

Note 30	-	DEPRECIATION, AMORTIZATION AND IMPAIRMENT

Note 31	-	OTHER OPERATING INCOME AND EXPENSES

Note 32	-	RELATED PARTY TRANSACTIONS

Note 33	-	FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR ESTIMATED VALUE

Note 34	-	RISK MANAGEMENT

Note 35	-	MATURITY OF ASSETS AND LIABILITIES

Note 36	-	LEASING

Note 37	-	FOREIGN CURRENCY POSITION

Note 38	-	SUBSEQUENT EVENTS

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Basis of preparation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS – IASB).

Chilean banks are subject to the regulatory supervision of the Superintendency of Banks and Financial Institutions (“SBIF”) under the provisions of the General Banking Act (“Act”) of 1997. The Act establishes that in accordance with legal regulations, Chilean Banks must abide by the accounting standards stipulated by the SBIF.

To comply with requirements of the Securities and Exchange Commission (SEC), the Bank has prepared its consolidated financial statements under IFRS - IASB.

The Notes to the financial statements contain additional  information in addition to the statements of financial position, statements of comprehensive income, statements of income, statements of changes in shareholders’ equity and statements of cash flow. The notes provide narrative descriptions of items presented in those statements in a clear, reliable and comparable manner.

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

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

The UF is revalued in monthly cycles.  Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index ("CPI") during the prior calendar month. As of December 31, 2011, 2010 and 2009, one UF equaled Ch$22,294.03, Ch$21,455.55 and Ch$20,942.88, respectively. In 2011, CPI rate was 3.9% compared to 2.5%, in 2010. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

The main accounting policies adopted in preparing these financial statements are described below.

a)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Corpbanca, its subsidiaries and the New York Branch that participate in the consolidation as of December 31, 2010 and 2011, and include the necessary adjustments and reclassifications to the financial statements of subsidiaries and the New York Branch to bring their accounting policies and valuation criteria into line with those applied by the Bank, in accordance with IFRS - IASB.

All significant intragroup balances, transactions, income and expenses are eliminated in full on consolidation.

For consolidation purposes, the financial statements of the New York Branch whose functional currency is the U.S. dollar has been translated into Chilean pesos as described in Note 1 d) below.

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

Assets and net operating income of subsidiaries represent a 2.3% and 13.6%, respectively, out of the total consolidated assets and operating income as of December 31, 2011 (1.7% and 11.5% in 2010, respectively).

The consolidated Group is detailed below:

	Direct and Indirect Ownweship
	As of December 31, 2011			As of December 31, 2010			As of December 31, 2009
	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%	%	%	%

Corpbanca Corredores de Bolsa S.A.	99.990	0.010	100.00	99.990	0.010	100.00	99.990	0.010	100.00
Corpbanca Administradora General de Fondos S.A.	99.996	0.004	100.00	99.996	0.004	100.00	99.996	0.004	100.00
Corpbanca Asesorías Financieras S.A. 1	99.990	0.010	100.00	99.990	0.010	100.00	99.990	0.010	100.00
Corpbanca Corredores de Seguros S.A.	99.990	0.010	100.00	99.990	0.010	100.00	99.990	0.010	100.00
Corp Legal S.A. 1	99.990	0.010	100.00	99.990	0.010	100.00	99.990	0.010	100.00
Corpbanca Agencia de Valores S.A. 2	99.000	1.000	100.00	99.000	1.000	100.00	99.000	1.000	100.00
Corpbanca Nueva York Branch 3	100.000	-	100.00	100.000	-	100.00	100.000	-	100.00
SMU CORP S.A. 4	51.000	-	51.00	51.000	-	51.00	-	-	-

1. Companies regulated by SBIF.  The other companies are regulated by the Superintendency of Securities and Insurance (SVS, in its Spanish acronym).

2. Corpbanca Agencia de Valores S.A. was incorporated on November 16, 2009.

3. The New York Branch began operations on May 4, 2009.

4. SMU Corp S.A. was incorporated on September 2, 2009. Its paid-in capital was fully paid on October 10, 2010.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

Affiliates

Affiliates are entities over which the Bank has the ability to exercise significant influence but not control or joint control. It is presumed that the Bank has significant influence when it holds, directly or indirectly, more than 20% of the voting rights in an entity. Affiliates are accounted for using the equity method.

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

The Bank’s management has concluded that no SPE entities exist that require inclusion in the Bank’s consolidated financial statements for 2010 and 2011.

Investments in other companies

Investments in other companies are those where the Bank does neither have control nor exercise significant influence. Investments in these companies are measured at cost (See Note 11).

b)	Non-controlling interest

The non-controlling interest represents the equity and net income in a subsidiary not attributable, directly or indirectly, to the Bank. The non-controlling interest is disclosed as a separate line item within equity in the consolidated statements of financial position and as a separate line item within the consolidated statements of income.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

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

ii.
The absolute amount of its reported profit or loss is 10% or more of, in absolute terms, of the greater of: (i) the combined reported profit of all the operating segments that did not report a loss; and (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	Its assets represent 10% or more of the combined assets of all the operating segments.

The operating segments identified by Corpbanca whose operating results are regularly reviewed by Senior Management, the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Commercial banking:

·
Large, Corporate, and Real Estate Companies Division includes companies that belong to the major economic groups, specific industry, and companies with sales over US$30 million; this division also includes real estate companies and financial institutions.

·	Companies - includes a full range of financial products and services for companies with annual sales under US$30 million. Leasing and factoring have been included in this business segment.

Retail banking:

·	Traditional and Private Banking - offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income segments.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

·	Lower income retail banking - which corresponds to Banco Condell, offers among other products, consumer loans, credit cards and mortgage loans to the low-to-middle income segments.

Treasury and International:

·	Primarily includes treasury activities such as financial management, funding, liquidity and international businesses.

Non-banking financial services:

·	Services rendered by our subsidiaries, which include insurance brokerage, financial advisory service, asset management and securities brokerage.

d)	Functional currency and foreign currency

The Bank has determined the Chilean Peso as its functional currency and the presentation currency for its consolidated financial statements. The functional currency is the currency of the primary economic environment in which the Bank operates. Consequently, all balances and transactions denominated in currencies other than Chilean Pesos are considered as denominated in “foreign currencies”.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the foreign consolidated entities whose functional currencies are other than the Chilean Peso are translated into the presentation currency as follows:

·	Assets and liabilities are translated at the closing exchange rate as of December 31, 2011 and 2010.

·	Income, expenses and cash flows are translated at the exchange rate at the date of the transactions.

·	Equity components are translated at the historical exchange rates.

The resulting exchange differences of translating into Chilean pesos the functional currency balances of the consolidated entities whose functional currency is other than the Chilean Peso, are recorded and accumulated as “Exchange differences on translation” within the line item “Valuation gains (losses)” in equity. On the disposal of those foreign subsidiaries, all of the exchange differences accumulated in equity with in respect of that operations attributable to the equity holders of the Bank are reclassified to net income.

In preparing the consolidated financial statements, transactions in currencies other than the Bank’s functional currency are recognized at the rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the closing exchange rates. Exchange differences on monetary items are recognized in net income in the period in which they arise. The amount of net foreign exchange gains and losses within the statement of income includes the recognition of the effects of fluctuations in the exchange rates on monetary assets and liabilities denominated in foreign currencies

Non monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

·
Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

·	Exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

·
Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on repayment of the monetary items.

Assets and liabilities denominated in foreign currencies are translated into Chilean pesos using the exchange rate of $519.08 per US$1 as of December 31, 2011 ($467.78 per US$1 as of December 31, 2010).

The foreign exchange gains (losses) presented within consolidated statements of income for the years ended December 31, 2009, 2010 and 2011 of MCh$49,635, MCh$44,611 and MCh$(26,783), respectively, include the exchange differences for exchange rate fluctuations over monetary foreign currency-denominated assets and liabilities, and the gains (losses) obtained from the Bank’s foreign exchange currencies operations.

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

Financial assets are included for measurement purposes in one of the following categories:

-
Financial assets at fair value through profit and loss (held for trading): this category includes the financial assets acquired principally for the purpose of generating a profit in the short term from fluctuations in their prices. This category includes the trading portfolio financial assets and derivative financial instruments not designated and effective as hedging instruments.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

-
Available-for-sale financial assets: this category includes debt and equity securities not classified as “held-to-maturity investments”, “loans and accounts receivable from banks and customers” or “financial assets at fair value through profit or loss”.

-
Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity.

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

-
Cash in the process of collection: This item includes the values of swap instruments and balances of executed transactions which contractually defer the payment of purchase-sale transactions or the delivery of the foreign currency acquired.

-
Trading portfolio financial assets: This item includes financial instruments for trading purposes and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-
Derivative financial instruments: This item includes the positive fair value of derivative financial instruments whether for trading a hedging, including embedded derivatives separated from hybrid financial instruments. (See Note 7).

-
Loans and receivables from banks: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in the preceding items.

-
Loans and receivables from customers: This item includes loans that are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented in loans.

-	Financial investments available-for-sale: This item includes debt and equity securities not classified in any of the other categories.

-
Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity.

-	Obligations under repurchase agreements: This item includes the balances of purchases of financial instruments under securities resale agreements.

e.4 Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

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

-
Financial liabilities at amortized cost: financial liabilities, regardless of their type and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions, regardless of their form and maturity.

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

-	Cash in the process of collection: This item includes the balances of asset purchases that are not settled on the same day and for sales of foreign currencies not delivered.

-	Obligations under repurchase agreements: This item includes the balances of sales of financial instruments under securities repurchase and loan agreements.

-	Time deposits and saving accounts: This item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Derivative financial instruments: This item includes financial derivative contracts with negative fair values, whether they are for trading or for account hedging purposes, as set forth in Note 7.

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

For “trading portfolio financial assets” fair value is based on market prices or valuation models prevailing on the closing date of the financial statements. Gains or losses from changes in fair value, as well as gains or losses from their trading are included in line item “Trading and investment income” within the statement of income. Accrued interest income and indexation adjustments are also included as “Trading and investment income”.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

All purchases and sales of trading instruments to be delivered within the deadline period established by market regulations and conventions are recognized on the trade date, which is the date on which the commitment is made to purchase or sale the asset.

For “derivative financial instruments” including foreign exchange forwards, interest rate futures, currency and interest rate swaps, interest rate options, and other derivative instruments, fair value is obtained from market quotes, discounted cash flow models and option valuation models, as appropriate. Derivatives contracts are presented on the statement of financial position as an asset when their change in fair value is positive and as a liability when the change is negative in the line item “Derivative financial instruments”.

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

The changes in the fair value of trading derivatives are recorded in line item “Trading and investment income” within the consolidated statements of income.

If the derivative is designated as a hedging instrument in a hedge relationship, this may be: (1) a fair value hedge of assets or liabilities or firm commitments; (2) a hedge of cash flows related to recognized assets or liabilities or expected transactions; or (3) hedge of a net investment in a foreign operation.

A hedging relationship qualifies for hedge accounting if, and only if, all of the following conditions are met: (a) at the inception of the hedge there is formal designation and documentation of the hedging relationship; (b) the hedge is expected to be highly effective; (c) the effectiveness of the hedge can be reliably measured and; (d) the hedge is assessed on an ongoing basis and determined to have been highly effective throughout the financial reporting periods for which the hedge was designated.

Transactions with derivatives that do not qualify for hedge accounting are recognized and presented as trading derivatives, even if they provide an effective economic hedge for managing risk positions.

When a derivative instrument hedges the risk exposure to changes in the fair value of a recognized asset or liability, the asset or liability is recorded at its fair value with respect to the specific risk hedged. Gains or losses from measuring the fair value of the item hedged and the hedging derivative instrument are recognized in the income statement.

If the hedged item in a fair value hedge is a firm commitment, the changes in the fair value of the firm commitment with respect to the hedged risk are recognized as assets or liabilities with the corresponding gain or loss recognized in the income statement. The gains or losses from measuring the fair value of the hedging derivative instrument are also recorded in the income statement.  When an asset or liability is acquired or assumed as a result of the firm commitment, the initial carrying amount of the acquired asset or assumed liability is adjusted to include the cumulative change in the fair value of the firm commitment attributable to the hedged risk that was recognized in the statement of financial position.

When a derivative instrument hedges exposure to variability in cash flows of recognized assets or liabilities, or highly probable forecasted transactions, the effective portion of the changes in fair value with regard to the risk hedged is recognized in other comprehensive income. Any ineffective portion is immediately recognized in the income statement. The accumulated gains or losses recognized in other comprehensive are reclassified to the income statement in the same period or periods in which the assets or liabilities affect the income statement.

When a derivative instrument hedges exposure to variability in the amount of the Bank’s interest in the net assets of a foreign operation, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income and the ineffective portion is recognized in net income. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income is reclassified from equity to the income statement as a reclassification adjustment on the disposal or period disposal of the foreign operation.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

(b)	Available-for-sale financial assets.

Instruments available for sale are initially recognized at fair value, including transaction costs. Subsequent to initial recognition, available for sale investments are measured at fair value less any impairment losses. Gains or losses from changes in fair value are recognized in other comprehensive income within line item “Financial instruments available-for-sale”. When these investments are sold or impaired, the cumulative gains or losses previously accumulated in the financial investment available for sale reserve in equity are transferred to the income statement and reported under line item “Trading and investment income”.

All purchases and sales of investment instruments to be delivered within the deadline period established by market regulations and conventions are recognized on the trade date, which is the date on which the commitment is made to purchase or sell the asset.

Investment instruments designated as hedging instruments are measured using the requirements established for hedge accounting.

(c)	Held-to-maturity investments

Held-to-maturity investments are measured at amortized cost using the effective interest method  Amortized cost is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to income statement) of the difference between the initial cost and the maturity amount.  In the case of held-to-maturity investments, amortized cost furthermore includes any reductions for impairment losses.

(d)	Loans and accounts receivables from banks and customers

Loans and accounts receivables are measured at amortized cost using the effective interest rate method, less any impairment.

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
As of December 31, 2010 and 2011

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market date, mainly interest rates.

The main techniques used as of December 31, 2010 and 2011 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

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

e.9 Derecognition of financial assets and liabilities

The accounting treatment of financial asset transfers is conditioned by the degree and form in which risks and benefits associated to the assets are transferred to third parties:

1.
If the Bank transfers substantially all the risks and rewards to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the assignor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is removed from the consolidated statements of financial position and any rights or obligations retained or created in the transfer are simultaneously recorded.

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
As of December 31, 2010 and 2011

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

b)
If the assignor entity retains control of the conveyed financial asset: it continues to recognize it in the balance sheet for a value equal to its exposure to value changes that might be experienced and it recognizes a financial liability associated to the conveyed financial asset. The net value of the asset conveyed and the associated liability is the amortized cost of the rights and obligations withheld, (if the conveyed asset is measured according to its amortized cost), or according to the fair value of the rights and obligations thus obtained, (if the conveyed assets are measured at their fair value).

In line with the foregoing, financial assets are only written-off the balance sheet when the rights over the cash flows that they generate are extinguished or when their implicit or ensuing risks and benefits have been substantially conveyed to third parties. Similarly financial liabilities are only write off of the balance sheet when the obligations that they generate are extinguished or when they are acquired, with the intention of either to cancel them or to resell them.

e.10 Impairment of financial assets

Financial assets, other than those measured at fair value through net income, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after initial recognition of the asset (a ‘loss event’), and that loss event (or events) has an impact on the estimated future cash flows of a financial asset or group of financial assets that can be reliably estimated. It may not be possible to identify a single, discrete event that caused the impairment.

For available-for-sale equity investments, a significant or prolonged decline in the fair value of the security below its costs is considered to be objective evidence of impairment. For available-for-sale debt instruments, objective evidence of impairment could include significant financial difficulty of the issuer or breach of contract (such as a default or delinquency in payments); to the extent it becomes probable that the issuer will enter bankruptcy or financial re-organization; or the cessation of an active market for that financial asset because of financial difficulties.

Additionally, certain categories of financial assets, such as loans and receivables from banks and customers assets that are not deemed to be impaired individually are also assessed for impairment on a collective basis. For loans and receivables from banks and customers that are deemed to be impaired, the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to reduce the accrued interest and the remainder, if any, to reduce the principal amount outstanding. The amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated is not material with respect to the Group’s financial statements taken as a whole. For further information on accounting policies for impairment of loans and receivables. (See Note 1.f allowances for loan losses below).

For financial assets carried at amortized cost, the amount of impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

For financial assets carried at cost, the amount of impairment loss recognized is the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

For debt securities included in the “Available-for- sale financial asset” portfolio, impairment losses are equal to the difference between their acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss previously recognized in the consolidated statements of income.

The carrying amount of the financial asset is reduced by the impairment loss directly to all financial assets with the exception of loans and receivables from banks and customers, where the carrying amount is reduced through the use of an allowance account (‘provision for loan losses’). When a loan and receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the income statement.

When an available-for-sale financial asset is considered to be impaired, cumulative gains and losses previously recognized in other comprehensive income are reclassified to the income statement in the period.

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

In respect of available-for-sale equity securities, impairment losses previously recognized in net income are not reversed through income. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated under the heading “financial instruments available-for-sale.”

In respect of available-for-sale debt securities, impairment losses are subsequently reversed through net income if an increase in fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

f)	Allowances for loan losses

The provisions required to cover the risk of impairment losses of loans and receivables from banks and customers are determined and recognized on a monthly basis, considering the types of existing provisions, the evaluation models used and the types of operations.

Processes and compliance with the policy are evaluated and supervised according to internal control procedures in order to ensure its compliance and to maintain an adequate level of provisions that would cover inherent losses.

Allowances are referred to as “individual” when they correspond to debtors that are individually evaluated, and considering their size, complexity or level of exposure make it necessary to analyze them on a case-by-case basis and, are referred to as “group” when they correspond to a large number of operations whose amounts are not individually significant and relate to individuals or small-size companies.

Provisions are classified as:

·	Individual allowances over normal portfolio
·	Individual allowances over impaired portfolio
·	Group allowances over normal portfolio
·	Group allowances over impaired portfolio

A loan is considered to be an impaired loan-and therefore its carrying amount is adjusted to reflect the effect of its impairment-when there is objective evidence that events have occurred which, in the case of loans, give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

As a general rule, the carrying amount of an impaired loan is adjusted with a charge to the consolidated income statement for the year in which the impairment becomes known, and the recoveries of previously recognized impairment losses are recognized in the consolidated income statement for the year in which the impairment is reversed or reduced.

The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows. The following is taken into consideration when estimating the future cash flows:

·
all the amounts that are expected to be obtained over the residual life of the instrument, including, where appropriate, those which may result from the guarantees provided for the instrument, us we regularly pursue payments from guarantors (after deducting the costs required for foreclosure and subsequent sale);

·	the various types of risk to which each instrument is subject; and
·	the circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual interest rate at the discount date (if it is variable).

The impairment losses on these assets are determined:

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

Criteria for determining impairment losses resulting from materialization of the insolvency risk of the obligors have been established. Under these criteria, a loan is impaired due to insolvency:

·	when there is evidence of a deterioration of the obligor’s ability to pay, either because it is in arrears or for other reasons, and/or
·	when country risk materializes; country risk is considered to be the risk associated with debtors residing in a given country due to circumstances other than normal commercial risk.

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

Our internal models to estimate impairment losses use ranges and/or intervals. Our provisions for loan loss reserves are calculated using the best rate according to our credit risk models. These models link the market information and the information provided by the regulator, such as debtor condition in connection with: a) industry or sector, b) status of the particular business, c) shareholders and management, d) financial position and payment capacity, and e) payment behavior.

Our risk models include the following conditions: a) debtor's credit behavior, b) competitive advantages in the market, c) payment capacity in light of cyclical fluctuations in the economy or sector, d) capacity to generate cash flows under normal conditions and in light of local and macroeconomic restrictions, and e) compliance with financial obligations.

Below is a description of our internal models used to calculate and determine the following types of financial reserves:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

Individual reserves relating to:
• Regular portfolio.
• Default portfolio.

Group reserves relating to:
• Regular portfolio.
• Default portfolio.

Individual reserves analysis. The Bank will assign a risk category for each debtor and its loans. The Bank will consider in its analysis the following risk factors: industry, shareholders and management; financial status; ability to pay and payment behavior; and assigning the following risk categories to each borrower:

a) Categories A1, A2, A3, A4, A5 and A6. Debtors that do not have credit risk.
b) Category B. Debtors with low credit risk, which do not have any impairment in the debtors’ payment capacity.
c) Categories C1, C2, C3, C4, D1 and D2 Debtors with impairment loans.

According to the “Credit risk” section of our Risk management, the committees in charge of the loans classified as A1, A2, A3, A4, A5, A6 and B are responsible for determining the appropriate reserve levels. The Bank assigns a risk level for each debtor. Therefore, debtors within the same category may have different risk levels.

The Bank must maintain the following reserves for the loans classified in categories C1, C2, C3, C4, D1 and D2:

Category range of loss estimated reserves

Category	Range of loss estimated	Reserves
C1	Less than 3%	2%
C2	More than 3% to 19%	10%
C3	More than 19% to 29%	25%
C4	More than 29% to 49%	40%
D1	More than 49% to 79%	65%
D2	More than 79%	90%

Debtors with insufficient payment capacity in predictable situations are located in these categories. The categories include the commercial credit expected loss and our customer’s leasing operations as a whole, measured according to the methodologies used by the Bank.

Group reserves analysis. These analyses are relevant to address a large number of operations in which individual amounts are low and were performed by individuals or small companies. These analyses require the creation of groups of loans with homogenous characteristics in terms of type of debtors and conditions agreed in order to establish the payment behavior and the recovery of the defaulted loans, and therefore, set up the reserves that are necessary to cover the risk portfolio.

The Bank will classify all its clients by groups in the following divisions:

• Consumer portfolio.
• Housing mortgage loan portfolio.
• Commercial portfolio, Leasing, and Factoring Portfolio, which consolidated debt (including all the loans held by our clients) is less than Ch$200 billion, addressed to different debtors than those of Corporate Banking, Large Business, Finance Division, and debtors classified as real estate projects.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

Debtors that are classified as a group will be analyzed applying a risk matrix, which through the use of parameters will automatically classify debtors in 8 risk categories (internal ratings from G1 to G8); the debtors will be identified by period of default: by day, by periods between 8 and 29 days, by periods between 30 and 89 days, by default portfolio and by write-off portfolio. This analysis will be performed as a result of the large number of clients involved, which makes them impossible to evaluate individually.

The risk matrix is based primarily on the debtor's payment behavior both in Corpbanca (internal information) and in the Financial System (external information), and is modified by the established real property collateral.

The analysis by group requires the creation of groups of loans with homogeneous characteristics in terms of type of debtors and conditions, to establish, by technically-based estimates and following prudential criteria, whether the group payment behavior as the loans recover, and consequently, establish the necessary reserves to cover the risk portfolio.

The Bank applies methodologies to define Group portfolio reserves, which include commercial loans to non-classified debtors (not analyzed on an individual basis), mortgages and consumers (including fees, credit cards and credit lines).  The model used applies historical loss rates by segment and risk profile over loans and accounts receivable to each client to perform the corresponding reserves for each portfolio.

The models used are reviewed annually to ensure the best estimation of provision at the end of the year, and their results are communicated to the Board of Director who assess such results at least annually and, at the end of each reporting date, expressly states its conformity about the sufficiency of the level of provisions to cover against all losses that might be derived from the credits granted.

g)	Impaired loan portfolio and write-offs

The impaired loan portfolio includes those loans on which there is concrete evidence that debtors will not meet some of their contractual payment obligations - regardless the possibility to collect the amounts due by repossessing to the collaterals - by exercising legal collection actions or by agreeing different contractual conditions.

Based on above, the Bank will maintain these loans in the impaired loan portfolio until write – off conditions have been met, whether these loans are part of the individually or collectively assessed porfolios.

Impairment analysis is performed on a monthly basis in a centralized manner by the Risk Classification and Provision System, as defined in the Credit Policy.

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

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

Write-offs must always be recorded through a charge against the provision for loan losses established.

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

Subsequent payments received from written-off operations are recognized in the income statement as recoveries from written-off credits.

Renegotiations of written-off credits shall not originate income, for as long as the operation continues to be classified as impaired; whereas any payments so received must be treated as recoveries of written-off credits.

A renegotiated loan may only re-enter the assets if it ceases to be classified as impaired, also recognizing the activation income as recovery of written-off credits.

h)	Transactions Involving Repurchase Agreements and Securities Lending

Pursuant to agreements to resell, we purchase financial instruments, which are recorded as assets under the heading “Investments under agreement to resell”, and are measured according to the interest rate in the agreement.

We also enter into repurchase agreements. In this regard, investments sold subject to a repurchase obligation and which serve as security for the loan are recorded under the heading “Trading portfolio financial assets” or “Financial investments available-for-sale”, respectively. An investment repurchase obligation is classified as a liability and recorded as “Investments under agreement to repurchase” and is measured according to the interest rate in the agreement.

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

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

The Bank ceases accruing interest on the basis of contractual terms on the principal amount of any asset that is classified as an impaired asset. Thereafter, the Bank recognizes as interest income the accretion of the net present value of the written down amount of the loan due to the passage of time based on the original effective interest rate of the loan. On the other hand, any interest collected on assets classified as impaired is accounted for on a cash basis.

The bank discontinues recognizing income on a accrual basis in the Statement of Income for the loans included in the impaired portfolio under the circumstances detailed below for individual and group evaluations:

I.	Individual Evaluation

i. Accrual is discontinued for debtors classified as C5 or C6, as such classification requires immediate discontinuation.
ii. Accrual is discontinued for debtors classified as C3 or C4 when they have been classified as such for three months.

II.	Group Evaluation

Accrual is discontinued when the loan or one of its installments is aged six months and the related real guarantees cover less than 80% (discontinuation of operations).

Nonaccrual loans are returned to an accrual status when: (i) in a period of a at least four months a debtor made consecutive payments for past due obligations; (ii) future cash flow payments are consistent with expected future cash flows to be received; and (iii)  the debtor’s conditions improve after the nonaccrual status classification.

i.2 Commissions, fees, and similar items

Fee and commission income and expenses are recorded in the consolidated statements of income based on criteria that differ according to their nature. The main criteria are:

-	Income/expenses arising from transactions or services that are performed over a period of time are recorded over the life of such transactions or services.

-	Income/expenses originated by a specific act are recognized when the specific act has occurred.

i.3 Non-finance income and expenses

Non-finance income and expenses are recognized on an accrual basis.

i.4 Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recorded in the consolidated statements of Income using the effective interest method.

j)	Property, plant and equipment and leases

Property, plant and equipment consist of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank or acquired under finance leases.

Property, plant and equipment for own use

Property, plant and equipment for own use including, are measured at acquisition cost less accumulated depreciation and accumulated impairment losses. Property, plant and equipment it also includes assets received in lieu of payment which are intended to be held for continuing own use (See Note 1.k.) below) and assets acquired under finance leases (See Note 1.l). below).

Depreciation is calculated using the straight line method over the acquisition cost of assets minus their residual value. The land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank applies the following useful lives to the fixed assets that comprise its total assets:

Item	Useful life (Years)

Buildings	75
Facilities	10
Furniture	10
Vehicles	10
Office equipment	10
Security instruments and implements	5
Other minor assets	5

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

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

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of each reporting period to determine significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the amortization charge to be recorded in the consolidated statements of income in future years on the basis of the new useful lives.

Maintenance expenses are recorded as an expense in the period in which they are incurred.

k)	Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are initially recognized at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the value at which the Bank is awarded those assets at a judicial settlement. Such values approximate the assets’ market value as the valuations are determined from market-based evidence by appraisals undertaken by professionally qualified appraisers at the time of receiving the assets.

l)	Leasing

a. Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the Bank acts as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee’s purchase option at the end of the lease term, is recorded as loans to third parties and is therefore included under “Loans and accounts receivable from customers” in the consolidated statements of financial position.

When the Bank act as lessees, they show the cost of the leased assets in the consolidated statements of financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance revenues and finance expenses arising from these contracts is credited and debited, respectively, to “Interest income” and “Interest expense” in the consolidated statements of income so as to achieve a constant rate of return over the lease term.

b. Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under property, plant and equipment. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment held for own use. Income from operating leases is recorded on a straight line basis under “Other operating income” in the consolidated statements of income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative and other expenses” in the consolidated statements of income.

m)	Intangible assets

Intangible assets are identified as non-monetary assets (separate from Other assets) without a physical substance that arise as a result of a legal transaction or that are internally developed by the consolidated entities. These are assets whose cost may be reliably estimated and for which the consolidated entities consider it probable to recognize future economic benefits. The Bank only has intangible assets with finite useful lives.

Intangible assets are initially recognized at their acquisition or production cost and are subsequently measured at cost less accumulated amortization and accumulated impairment losses. The amortization is calculated using the straight line method over the acquisition cost of assets minus their residual value.

n)	Contingent assets and liabilities

Contingent assets and liabilities are those operations or commitments in which the bank assumes a credit risk upon committing itself to third parties, before the occurrence of a future fact, to make a payment or disbursement that must be recovered from its clients.

The Bank keeps a record of the following balances -related to commitments or to liabilities of its own line of business- in memorandum accounts: Collaterals and guarantees, confirmed foreign letters of credit, documentary letters of credit issued, bank vouchers, inter-bank vouchers, freely disposable lines of credit, other credit commitments and other contingencies.

o)	Income and Deferred taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable income for the year , which differs from net income as reported in the consolidated statements of income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amount of assets and in the consolidated statements of financial position and their corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that is probable that taxable income will be available against which those deductible temporary differences can be utilized. Deferred tax assets and liabilities are not recognized if the temporary differences arise from goodwill or from initial recognition (other than in business combination) of other assets and liabilities that affects neither the taxable income nor the accounting income.

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

On July 31, 2010, Law No. 20,455 was enacted and published in the Diario Oficial. This law, among other things temporarily increases tax rates for fiscal years 2011 and 2012 (20% and 18,5%, respectively), and returns back to 17% in 2013.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

Current and deferred tax are recognized in net income, except when they relate to items that are recognized in other comprehensive income or in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or in equity respectively.

p)	Vacation expense

The annual cost of employee vacations and benefits are recorded on an accrual basis.

q)	Cash and cash equivalent

For the preparation of the cash flow statement, the Bank applied the indirect method, in which, starting with the Bank’s consolidated income before taxes, non-monetary transactions are subsequently incorporated, as well as income and expenses associated with cash flows classified as investing or financing activities.

The preparation of the cash flow statements takes the following items into account:

a)	Cash flows: the inflow or outflow of cash and cash equivalents, which includes Central Bank of Chile deposits, Domestic bank deposits, and Foreign bank deposits.

b)	Operating activities: correspond to normal activities performed by the Bank, as well as other activates that cannot be classified as either investments or financing.

c)	Investment activities: correspond to the acquisition, sale or disposal by other means, of long-term assets and other investments not included in cash and cash equivalents.

d)	Financing activities: activities that produce changes in the size and composition of the net Shareholders’ equity and liabilities that are not part of operating activities or investments.

In the statement of cash flows, cash and cash equivalents are defined as cash balances and bank deposits plus the net balance of cash in the process of collection. Cash and cash equivalents balances and their reconciliation to the cash flow statement are detailed in Note 4 of these financial statements.

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

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

The Bank has established allowances to cover inherent loan losses in accordance with IAS 39, which requires that, to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Allowances for loan losses” in the consolidated statements of income. Loans are written-off when management determines that a loan or a portion thereof is uncollectible. Write-offs are recorded as a reduction of the allowances for loan losses.

s)	Mandatory dividends

The Bank recognizes as a liability, the portion of net income to be distributed in compliance with the Corporations Law (30%) or pursuant to its dividend policy. For 2011 the Bank will distribute an amount that won’t exceed 75% of the net income of the period (at least 50% for 2010). During 2011 the Bank provisioned the minimum amount stated by the law, 30% of the net income.

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

Diluted earnings per share are determined in a similar manner as Basic Earnings per share, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2010 and 2011 the Bank did not have instruments that generated diluting effects on shareholders’ equity.

v)	Temporary acquisition (assignment) of assets

Purchases (sales) of financial assets under non-optional resale (repurchase) agreements at a fixed price (“repos”) are recorded in the consolidated statements of financial position as financing granted (received) based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and receivable from customers”.

Differences between the purchase and sale prices are recorded as interest over the of the contract term.

w)	Assets under management and investment funds managed by the Bank

The assets managed by Corpbanca Administradora General de Fondos S.A. which are owned by third parties are not included in the consolidated statements of financial position. The relevant management fees are included in “Fee and commission income” in the consolidated statements of income.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

x)	Application of new and revised International Financial Reporting Standards (IFRS)

a)	New and revised IFRS effective in the current year

The following new and revised IFRS have been adopted in these financial statements:

Amendments to IFRSs	Effective date
IAS 24, Related Party Disclosures – Revised definition of related parties	Annual periods beginning on or after January 1, 2011.
IAS 32, Financial Instruments: Presentation – Amendments relating to classification of rights issues	Annual periods beginning on or after February 1, 2010.
Annual Improvements to IFRS 2010 – A collection of amendments to seven IFRSs	Mostly for annual periods beginning on or after January 1, 2011.

New Interpretations	Effective date
IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments	Annual periods beginning on or after July 1, 2010.

Amendments to Interpretations	Effective date
IFRIC 14, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.	Annual periods beginning on or after January 1, 2011.

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

The Bank's management believes that these amendments do not apply, given that the institution is not a party related to a government entity.

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

These modifications have not had an impact on accounting policies for the period.

Annual Improvements to IFRS 2010

On May 6, 2010, the IASB issued Improvements to IFRSs 2010 – Incorporating amendments to seven International Financial Reporting Standards (IFRSs). This is the third collection of amendments issued under the annual improvements process, which is designed to make necessary, but non-urgent, amendments to IFRSs.  The amendments are effective for annual periods starting on or after July 1, 2010 and for annual periods starting on or after January 1, 2011.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

These modifications have not had an impact on its accounting policies during the period.

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments

On November 26, 2009, the International Financial reporting Interpretations Committee (IFRIC) issued IFRIC 19 Extinguishment of Liabilities with Equity Instruments.  This interpretation provides guidance on how to account for the extinction of financial liabilities by issuing equity instruments.  The interpretation indicates that the issuance of equity instruments to extinguish an obligation constitutes paid consideration. This consideration should be measured at fair value of the equity instrument issued, unless that fair value is not readily determinable, in which case the equity instruments should be measured at fair value of the obligation extinguished.  This interpretation is effective for annual periods beginning on or after July 1, 2010.

This new interpretation has not had an impact on its accounting policies during the period.

Amendment to IFRIC 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

On December 2009 the IASB issued Prepayments of Minimum Funding Requirements, amendments to IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (IFRIC 14).  The amendment has been made to remedy an unintended consequence of IFRIC 14 where the entities are prohibited in some circumstances to recognize as an asset the advance payments for minimum funding contributions.  This amendment is effective for annual periods beginning on or after January 1, 2011.

The Bank's management believes that these modifications have not had an impact on its accounting policies during the period.

b)	New and revised IFRS in issue but not yet effective

As of the date of issuance of these consolidated financial statements, the following accounting pronouncements have been issued by the IASB.  These pronouncements are new pronouncements or amendments, revisions, modifications, or interpretations of existing pronouncements.  Further, the application of the below pronouncements is not mandatory until the dates noted below.

New Standards, Interpretations and Amendments	Effective date
IFRS 9, Financial Instruments – Classification and Measurement	Annual periods beginning on or after January 1, 2015.
IFRS 10, Consolidated Financial Statements	Annual periods beginning on or after January 1, 2013
IFRS 11, Joint Arrangements	Annual periods beginning on or after January 1, 2013
IFRS 12, Disclosure of interests with with Other Entities	Annual periods beginning on or after January 1, 2013
IAS 27 (2011), Separate Financial Statements	Annual periods beginning on or after January 1, 2013
IAS 28 (2011), Investments in Associates and Joint Ventures	Annual periods beginning on or after January 1, 2013
IFRS 13, Fair Value Measurements	Annual periods beginning on or after January 1, 2013

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

Amendments to Standards	Effective date:
IAS 1, Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income	Annual periods beginning on or after July 1, 2012
IAS 12, Income Taxes – Limited scope amendment (recovery of underlying assets)	Annual periods beginning on or after January 1, 2012.
IAS 19, Employee benefits (2011)	Annual periods beginning on or after January 1, 2013
IAS 32, Financial instruments: presentation – Clarified requirements for offsetting of financial assets and financial liabilities and amends disclosures	Annual periods beginning on or after January 1, 2014
IFRS 7, Financial Instruments: Disclosures – (i) Amendments enhancing disclosures about transfers of financial assets. (ii) offsetting financial assets and financial ciabilities.	Annual periods beginning on or after July 1, 2011. Annual periods beginning on or after January 1, 2013 (for offsetting of financial assets and liabilities).

IFRS 9, Financial Instruments

On November 12, 2009, the IASB issued IFRS 9 Financial Instruments (IFRS 9) as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement (IAS 39).  Under this standard, all financial instruments are initially measured at fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs.  Moreover, IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications – those measured at amortized cost and those measured at fair value.  Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.  As for debt instruments, a debt instrument that meets business model and cash flow characteristics tests can be measured at amortized cost (net of any write-down for impairment).  All other debt instruments must be measured at fair value through profit or loss.

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

On December 16, 2011, the IASB issued Mandatory Effective Date of IFRS 9 and Transition Disclosures, deferring the mandatory effective date of both the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods beginning on or after January 1, 2013. The amendments modify the requirements for transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. In addition, the amendments also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period containing the date of initial application of IFRS 9.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2015.  The Administration is evaluating the potential impact of the adoption of these amendments.

IFRS 10, Consolidated Financial Statements

On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which is a replacement of IAS 27 Consolidated and Separate Financial Statements and SIC – 12 Consolidation – Special Purpose Entities.  The objective of IFRS 10 is to have a single basis for consolidation for all entities, regardless of the nature of the investee, and that basis is control. The definition of control includes three elements: power over an investee, exposure or rights to variable returns of the investee and the ability to use power over the investee to affect the investor’s returns. NIIF 10 provides detailed guidance on how to apply the control principle in a number of situations, including agency relationships and holdings of potential voting rights. An investor would reassess whether it controls an investee if there is a change in facts and circumstances. IFRS 10 replaces those parts of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC – 12 in its entirety. The effective date of IFRS 10 is January 1, 2013, with earlier application permitted under certain circumstances.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.  The Administration is currently evaluating the potential impact of adopting this new standard will have on its financial statements on the date of initial application.

IFRS 11, Joint Arrangements

On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures and SIC – 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.  IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. The effective date of IFRS 11 is January 1, 2013, with earlier application permitted under certain circumstances.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.  The administration is currently evaluating the potential impact of adopting this new standard will have on their financial statements at the date of initial application.

IFRS 12, Disclosure of Interests in Other Entities

On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities which requires extensive disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 establishes disclosure objectives and specifies minimum disclosures that an entity must provide to meet those objectives. An entity should disclose information that helps users of its financial statements evaluate the nature and risks associated with interests in other entities and the effects of those interests on its financial statements. The disclosure requirements are extensive and significant effort may be required to accumulate the necessary information. The effective date of IFRS 12 is January 1, 2013 but entities are permitted to incorporate any of the new disclosures into their financial statements before that date.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.  The Administration is currently evaluating the potential impact of adopting this new standard will have on its financial statements on the date of initial application.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

IAS 27 (2011), Separate Financial Statements

IAS 27 (2008) Consolidated and Separate Financial Statements has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements.
The Bank's management believes that this new standard will be adopted in the period beginning on January 1, 2013. Management believes that this new standard will not have an impact on its consolidated financial statements at the date of initial application.

IAS 28 (2011), Investment in Associates and Joint Ventures

IAS 28 (2003) Investments in Associates has been superseded for conforming changes based on the issuance of IFRS 10 and IFRS 11.

The Bank's management believes that this new standard will be adopted in the consolidated financial statements for the period beginning on January 1, 2013. The Administration is currently evaluating the potential impact of adopting this new standard will have on its financial statements on the date of initial application.

IFRS 13, Fair Value Measurement

On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. The Standard applies to both financial and non-financial items measured at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” (i.e., an exit price). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the Standard is adopted.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.  The Administration is currently evaluating the potential impact of adopting this new standard will have on its financial statements on the date of initial application.

Amendments to IAS 1, Presentation of Financial Statements

On June 16, 2011, the IASB issued Presentation of Items of Other Comprehensive Income (amendments to IAS 1). The amendments retain the option to present profit or loss and other comprehensive income in either a single continuous statement or in two separate but consecutive statements. Items of other comprehensive income are required to be grouped into those that will and will not subsequently be reclassified to profit or loss. Tax on items of other comprehensive income is required to be allocated on the same basis. The measurement and recognition of items of profit or loss and other comprehensive income are not affected by the amendments, which are applicable for reporting periods beginning on or after July 1, 2012 with earlier application permitted.

Management believes that these amendments will be adopted in its financial statements for the period beginning January 1, 2013. Management believes that considering the characteristics of this amendment will not impact on the measurement and recognition of the components of income and other comprehensive income in the initial implementation date of these amendments.

Amendments to IAS 12, Income Taxes

On December 20, 2010, the IASB published Deferred Tax: Recovery of Underlying Assets – Amendments to IAS 12.  The amendments provide an exception to the general principle in IAS 12 Income Taxes (IAS 12) that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset.

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

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

Management has adopted these amendments in its financial statements for the period beginning January 1, 2012.  The adoption of these amendments have not had a significant impact on its financial statements on the date of initial application.

Amendment to IAS 19, Employee Benefits

On June 16, 2011, the IASB issued amendments to IAS 19 Employee Benefits (2011) that change the accounting for defined benefit plans and termination benefits. The amendments require the recognition of changes in the defined benefit obligation and in plan assets when those changes occur, eliminating the corridor approach and accelerating the recognition of past service costs. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit liabilities (assets) and remeasurements of the net defined benefit liabilities (assets). Net interest is calculated using high quality corporate bond yield. This may be lower than the rate used to calculate the expected return on plan assets, resulting in a decrease in net income. The amendments are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. Retrospective application is required with certain exceptions.

Management believes that these amendments will be adopted in its financial statements for the period beginning January 1, 2013.  The Administration is currently evaluating the potential impact of adopting this new standard will have on its financial statements on the date of initial application.

Amendment to IAS 32, Financial Instruments: Presentation

On December 2011, the IASB amended the accounting requirements and disclosures related to offsetting of financial assets and financial liabilities by issuing amendments to IAS 32 Financial Instruments: Presentation and IFRS 7 Financial Instruments: Disclosures. These amendments are the result of the IASB and US Financial Accounting Standards Board (‘FASB’ undertaking a joint project to address the differences in their respective accounting standards regarding offsetting of financial instruments. The new disclosures are required for annual and interim periods beginning on or after January 1, 2013 and the clarifying amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Both require retrospective application for comparative periods.

Management believes that these amendments will be adopted in its financial statements for the periods beginning January 1, 2013 and 2014, respectively. The Administration is evaluating the potential impact of the adoption of these amendments.

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

Management has adopted these amendments in its financial statements for the period beginning January 1, 2012. The adoption of these amendments have not had a significant impact on its financial statements on the date of initial application.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

y)	Convenience translation to U.S. dollars

The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2011 closing exchange rate of Ch$519.08 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

NOTE 2 -	ACCOUNTING CHANGES

No accounting changes with respect to the prior year.

NOTE 3 -	BUSINESS SEGMENTS

The segments information is defined by the Bank based on its different business units, which differ primarily in the risks and returns that affect them.

The reportable segments and criteria used to report to the highest Bank authority on the operation’s decision making are in accordance with IFRS 8, Operating Segments.

The Bank’s business activities are primarily situated in the domestic market and have strategically aligned its operations into four divisions composed of six reporting segments based on its market segmentation and the needs of its customers and trading partners. The six reporting business segments are Large, Corporate and Real Estate Companies, Companies, Traditional and Private Banking, Lower Income Retail Banking, Treasury and International, and Non-banking Financial Services. The Bank manages these reporting segments using an internal profitability reporting system. Management reviews their segments on the basis of gross operational margin and only uses average balances to evaluate performance and allocate resources.

Descriptions of each business segment are as follows:

Commercial Banking

·
Large, Corporate, and Real Estate Companies Division includes companies that belong to the major economic groups, specific industries, and companies with sales over US$30 million; this division also includes real estate companies and financial institutions.

·	Companies - includes a full range of financial products and services to companies with sales under US$30 million. Leasing and factoring have been included in this business segment.

Retail Banking

·	Traditional and Private Banking - offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income segments.

·	Lower Income Retail Banking - offers, among other products, consumer loans, credit cards and mortgage loans to the traditionally underserved low-to-middle income segments.

Treasury and International

·	Primarily includes our treasury activities such as financial management, funding and liquidity as well as our international business.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

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

Hence, this disclosure furnishes information on how the Bank is managed as of December 31, 2011.

The information disclosed below is consistent with the analysis and identification of:

a)	Income statement:

	For the Period Ending December 31, 2009
	Commercial Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net Interest income	37,932	49,816	56,237	22,443	11,106	15,854	193,388
Net services fees income	8,284	10,061	16,228	3,846	(430)	5,272	43,261
Trading and investment income, net	-	(3,500)	-	-	6,204	1,859	4,563
Foreign exchange gains (losses), net	8,603	887	-	-	36,969	3,176	49,635
Other operating income	-	2,490	-	-	227	2,370	5,087
Provision for loan losses	(16,116)	(12,370)	(20,672)	(21,891)	-	(222)	(71,271)
Gross Operational Margin	38,703	47,384	51,793	4,398	54,076	28,309	224,663
Other income and expenses	-	-	-	-	-	-	445
Total Operating Expenses	-	-	-	-	-	-	(122,667)
Income before taxes	-	-	-	-	-	-	102,441
Averages Loans	2,293,991	1,068,532	1,168,395	193,068	31,386	-	4,755,372
Averages Investments	-	-	-	-	515,830	-	515,830

	For the Period Ending December 31, 2010
	Commercial Banking		Retail Banking
	Larger, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net Interest income	36,363	48,132	54,457	20,667	62,717	2,074	224,410
Net services fees income	13,060	12,523	22,525	3,318	(357)	7,152	58,221
Trading and investment income, net	758	(2,564)	-	-	(11,324)	3,720	(9,410)
Foreign exchange gains (losses), net	9,024	4,063	72	-	28,646	2,806	44,611
Other operating income	-	3,657	-	-	185	4,990	8,832
Provision for loan losses	(1,873)	(26,051)	(21,132)	(12,429)	1,360	7,774	(52,351)
Gross Operational Margin	57,332	39,760	55,922	11,556	81,227	28,516	274,313
Other income and expenses	-	10	22	-	-	264	296
Total Operating Expenses	(9,152)	(16,715)	(54,170)	(19,784)	(12,173)	(20,689)	(132,683)
Income before taxes	48,180	23,055	1,774	(8,228)	69,054	8,091	141,926

Averages Loans	2,493,947	1,138,838	1,297,209	147,617	89,003	-	5,166,615
Averages Investments	-	-	-	-	783,358	-	783,358

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

	For the Period Ending December 31, 2011
	Commercial Banking		Retail Banking
	Larger, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net Interest income	39,200	48,382	52,815	17,719	18,975	15,909	193,000
Net services fees income	18,862	11,215	22,316	4,182	(408)	4,195	60,362
Trading and investment income, net	(4,893)	-	3,703	-	89,078	9,857	97,745
Foreign exchange gains (losses), net	16,668	4,961	272	-	(52,302)	3,618	(26,783)
Other operating income	-	3,049	-	-	-	6,458	9,507
Provision for loan losses	(12,699)	(6,625)	(14,660)	(6,756)	-	(14)	(40,754)
Gross Operational Margin	57,138	60,982	64,446	15,145	55,343	40,023	293,077
Other income and expenses	3,405	429	24	-	-	(3,608)	250
Total Operating Expenses	(16,549)	(26,432)	(50,144)	(18,194)	(11,604)	(29,783)	(152,706)
Income before taxes	43,994	34,979	14,326	(3,049)	43,739	6,632	140,621

Averages Loans	2,798,129	1,212,146	1,616,774	124,211	82,748	138	5,834,146
Averages Investments	-	-	-	-	749,467	-	749,467

b)	Assets and Liabilities

	As of December 31, 2010
	Commercial Banking		Retail Banking		Treasury and International	Non-banking Financial Services	Total
	Larger, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	162	11,045	1,016,778	4,654	-	-	1,032,639
Consumer	13	1,695	263,663	141,916	-	28	407,315
Commercial	2,505,864	1,197,045	358,775	74	31,472	198	4,093,428
Loans before allowances	2,506,039	1,209,785	1,639,216	146,644	31,472	226	5,533,382
Allowances for loan losses	(33,626)	(27,817)	(27,553)	(15,408)	-	-	(104,404)
Loans net of allowances (*)	2,472,413	1,181,968	1,611,663	131,236	31,472	226	5,428,978
Trading portfolio financial assets	-	-	-	-	119,809	77,771	197,580
Obligations under repurchase agreements	-	-	-	-	39,556	36,120	75,676
Derivative financial instruments	-	-	-	-	203,833	234	204,067
Financial investments available-for-sale	-	-	-	-	728,293	17,955	746,248
Assets not included in segments	-	-	-	-	-	478,291	478,291
Total assets	2,472,413	1,181,968	1,611,663	131,236	1,122,963	610,597	7,130,840

Current Accounts and demand deposits	94,190	180,004	130,630	-	477	-	405,301
Other demand liabilities	21,515	27,748	27,514	5,170	-	124,816	206,763
Time Deposits and saving accounts	774,241	331,487	355,050	6,606	2,213,054	20,016	3,700,454
Obligations under repurchase agreements	-	-	-	-	155,322	34,028	189,350
Derivative financial instruments	-	-	-	-	175,204	57	175,261
Borrowings from financial institutions	-	-	-	-	409,902	93,790	503,692
Debt issued	-	-	-	-	1,215,435	-	1,215,435
Liabilities not included in segments	-	-	-	-	-	552,257	552,257
Shareholders´ equity	-	-	-	-	-	182,327	182,327
Total liabilities and shareholders´ equity	889,946	539,239	513,194	11,776	4,169,394	1,007,291	7,130,840

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

	As of December 31, 2011
	Commercial Banking		Retail Banking		Treasury and International	Non-banking Financial Services	Total
	Larger, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	-	13,967	1,157,441	4,520	-	-	1,175,928
Consumer	34	2,635	257,690	162,753	-	9	423,121
Commercial	3,687,033	1,266,682	538,981	134	27,188	-	5,520,018
Loans before allowances	3,687,067	1,283,284	1,954,112	167,407	27,188	9	7,119,067
Allowances for loan losses	(34,083)	(30,407)	(29,636)	(12,330)	-	3,432	(103,024)
Loans net of allowances (*)	3,652,984	1,252,877	1,924,476	155,077	27,188	3,441	7,016,043
Trading portfolio financial assets	-	-	-	-	166,039	-	166,039
Obligations under repurchase agreements	-	-	-	-	23,251	-	23,251
Derivative financial instruments	-	-	-	-	248,982	-	248,982
Financial investments available-for-sale	-	-	-	-	843,250	-	843,250
Held to maturity investments	-	-	-	-	21,962	-	21,962
Assets not included in segments	-	-	-	-	-	569,157	569,157
Total assets	3,652,984	1,252,877	1,924,476	155,077	1,330,672	572,598	8,888,684

Current Accounts and demand deposits	133,423	194,503	139,245	-	335	-	467,506
Other demand liabilities	26,038	25,708	24,881	5,702	58	132,827	215,214
Time Deposits and saving accounts	1,000,507	405,621	581,298	6,477	2,802,830	27,645	4,824,378
Obligations under repurchase agreements	-	-	-	-	60,824	69,725	130,549
Derivative financial instruments	-	-	-	-	164,233	2,639	166,872
Borrowings from financial institutions	-	-	-	-	500,612	163,014	663,626
Debt issued	-	-	-	-	1,522,773	-	1,522,773
Liabilities not included in segments	-	-	-	-	-	155,364	155,364
Shareholders´ equity	-	-	-	-		742,402	742,402
Total liabilities and shareholders´ equity	1,159,968	625,832	745,424	12,179	5,051,665	1,293,616	8,888,684

(*) Loans net of allowances include amounts due from Banks as of December 31, 2010 and 2011.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 4 -	CASH AND CASH EQUIVALENTS

a)	Detail of cash and cash equivalents

The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2010	2011
	MCh$	MCh$
Cash and deposits in banks
Cash	85,062	77,180
Deposits in The Central Bank of Chile	38,932	3,114
Deposits in national banks	3,029	1,178
Foreign deposits	75,316	184,275
Subtotal Cash and deposits in banks	202,339	265,747

Cash in the process of collection, net	38,155	59,282
Highly liquid financial instruments (1)	77,550	186,061
Obligations under repurchase agreements (2)	75,677	23,251

Total cash and cash equivalents	393,721	534,341

(1)	Corresponds to those financial instruments in the trading portfolio and available-for-sale portfolio with maturities that do not exceed three months from its date of acquisition.
(2)	Corresponds to obligations under repurchase agreements with maturities that do not exceed three months from its date of acquisition.

The level of cash and deposits at the Central Bank of Chile meets the monthly average reserve requirements.

b)	Cash in the process of collection

Cash in the process of collection are short-term, highly liquid investment that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rate.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 5 -	TRADING PORTFOLIO FINANCIAL ASSETS

The detail of the financial instruments classified as trading financial assets is as follows:

	As of December 31,
	2010	2011
	MCh$	MCh$
Chilean Central Bank and Government securities:
Chilean Central Bank - bonds	88,077	9,541
Chilean - Central Bank notes	-	5,613
Other Chilean Central Bank and government securities	8	-

Other national institution securities:
Bonds	2,998	2,012
Notes	-	125,319
Other Securities	71,379	11,102

Foreign Institution Securities:
Bonds	1,922	840
Other foreign Securities	550	968

Mutual funds Investments:
Funds managed by related organizations	32,646	3,420
Funds managed by third parties	-	7,224
Total	197,580	166,039

As of December 31, 2011, Chilean Central Bank and Government securities includes investments purchased under agreements to resell to customers and financial institutions amounting to MCh$4,759 (MCh$75,173 in 2010).

As of December 31, 2011, investments purchased under agreement to resell have an average maturity of 12 days (18 days in 2010).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 6 -	OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2010 and 2011 the instruments acquired under agreements to resell are as follows:

Balances As of December 31, 2010
	Less than three months	More than three months and less than one year	More than one Year	Total

	MCh$	MCh$	MCh$	MCh$

Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	-	-	-	-
Treasury Bonds and Notes	-	-	-	-
Other fiscal securities	-	-	-	-
Other securities issued locally:				-
Other local bank securities	69,363	-	-	69,363
Bonds and company business papers	-	-	-	-
Other securities issued locally	5,433	880	-	6,313
Securities issued abroad:				-
Government and Central Bank securities	-	-	-	-
Other Securities issued abroad	-	-	-	-
Mutual Funds Investments:				-
Funds managed by related companies	-	-	-	-
Funds managed by third parties	-	-	-	-
Total	74,796	880	-	75,676

Balances As of December 31, 2011
	Less than three months	More than three months and less than one year	More than one Year	Total
	MCh$	MCh$	MCh$	MCh$

Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	-	-	-	-
Treasury Bonds and Notes	2,450	-	-	2,450
Other fiscal securities	-	-	-	-
Other securities issued locally:	-	-	-	-
Other local bank securities	10,965	-	-	10,965
Bonds and company business papers	2,708	65	-	2,773
Other securities issued locally	7,063	-	-	7,063
Securities issued abroad:	-	-	-	-
Government and Central Bank securities	-	-	-	-
Other Securities issued abroad	-	-	-	-
Mutual Funds Investments:	-	-	-	-
Funds managed by related companies	-	-	-	-
Funds managed by third parties	-	-	-	-
Total	23,186	65	-	23,251

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

b)	The Bank obtains funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a fixed rate.

As of December 31, 2010 and 2011, investments under agreements to repurchase are the following:

Balances As of December 31, 2010
	Less than three months	More than three months and less than one year	More than one Year	Total

	MCh$	MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	155,322	-	-	155,322
Treasury Bonds and Notes	-	-	-	-
Other fiscal securities	-	-	-	-
Other securities issued locally:				-
Other local bank securities	24,904	-	-	24,904
Bonds and company business papers	2,222	-	-	2,222
Other securities issued locally	-	-	-	-
Securities issued abroad:				-
Government and Central Bank securities	-	-	-	-
Other Securities issued abroad	6,902	-	-	6,902
Mutual Funds Investments:				-
Funds managed by related companies	-	-	-	-
Funds managed by third parties	-	-	-	-
Total	189,350	-	-	189,350

Balances As of December 31, 2011
	Less than three months	More than three months and less than one year	More than one Year	Total
	MCh$	MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	60,535	-	-	60,535
Treasury Bonds and Notes	-	-	-	-
Other fiscal securities	-	-	-	-
Other securities issued locally:				-
Other local bank securities	69,841	173	-	70,014
Bonds and company business papers	-	-	-	-
Other securities issued locally	-	-	-	-
Securities issued abroad:				-
Government and Central Bank securities	-	-	-	-
Other Securities issued abroad	-	-	-	-
Mutual Funds Investments:			-	-
Funds managed by related companies	-	-	-	-
Funds managed by third parties	-	-	-	-
Total	130,376	173	-	130,549

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 7 -	DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING

a)	As of December 31, 2010 and 2011, the Bank holds the following portfolio of derivative instruments:

Derivatives financial assets
	As of December 31, 2011
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	Mch$	Mch$	Mch$	Mch$

Foreing Currancy Forwards	2,662,116	1,031,861	95,805	66,605
Interest rate Swap	1,687,940	2,317,793	1,938,378	105,879
Foreing Currancy Swap	12,506	164,186	556,444	76,282
Foreing Currancy Call Options	2,764	988	110	140
Foreing Currancy put Options	1,005	3,265	96	76

Total	4,366,331	3,518,093	2,590,833	248,982

	As of December 31, 2010
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	Mch$	Mch$	Mch$	Mch$

Foreing Currancy Forwards	1,777,092	1,253,628	138,196	79,289
Interest rate Swap	74,432	328,250	2,457,067	51,672
Foreing Currancy Swap	30,650	61,610	646,230	72,840
Foreing Currancy Call Options	1,618	1,633	–	12
Foreing Currancy put Options	3,053	491	–	254

Total	1,886,845	1,645,612	3,241,493	204,067

Derivatives financial liabilities
	As of December 31, 2011
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	Mch$	Mch$	Mch$	Mch$

Foreing Currancy Forwards	2,112,046	1,058,489	78,813	60,570
Interest rate Swap	127	434,582	103,023	70,209
Foreing Currancy Swap	–	–	87,080	35,957
Foreing Currancy Call Options	632	1,344	96	114
Foreing Currancy put Options	1,999	917	–	22

Total	2,114,804	1,495,332	269,012	166,872

	As of December 31, 2010
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	Mch$	Mch$	Mch$	Mch$

Foreing Currancy Forwards	1,863,710	1,169,534	305,013	91,868
Interest rate Swap	70,788	384,431	1,595,809	38,368
Foreing Currancy Swap	49,389	33,770	433,844	45,022
Foreing Currancy Call Options	573	–	–	1
Foreing Currancy put Options	460	–	–	2

Total	1,984,920	1,587,735	2,334,666	175,261

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

b)	Hedge accounting

Fair value hedges:

The Bank uses interest rate swaps as hedging instruments to hedge its exposure in the fair value of the hedged item (bonds issued and commercial loans). The hedging instruments adjust the effective cost of long-term issuance from a fixed rate to a floating rate, reducing the duration and altering the sensitivity to shorter lengths of the curve.

Below is a detail by maturity of hedged items and hedging instruments as of December 31, 2010 and 2011 under fair value hedges.
	As of December 31, 2010
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years

	MCh$	MCh$	MCh$	MCh$
Hedged Items

Corporate Bonds	-	-	-	21,443
Credits	13,056	-	-	-

Total	13,056	-	-	21,443

Hedging instruments

Cross Currancy Swap	13,056	-	-	21,443

Total	13,056	-	-	21,443

	As of December 31, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years

	MCh$	MCh$	MCh$	MCh$
Hedged Items

Corporate Bonds	-	-	20,000	22,800
Loans	-	-	-	6,071
Investment	-	-	-	62
Time deposits	289,600	-	-	-

Total	289,600	-	20,000	28,933

Hedging instruments

Interest Rate Swaps	289,600	-	20,000	28,871
Foreign Currency Swaps	-	-	-	62

Total	289,600	-	20,000	28,933

Cash flow hedges:

The bank enters into cash flow hedges to a) reduce the volatility in the cash flows of hedged items indexed to inflation (UF-denominated liabilities) through the use of forward contracts and a combination of swaps in pesos and in U.F.; and b) fix the rate of a portion of its term liabilities denominated in Chilean pesos. As a result, it reduces the risk on a significant portion of its financing cost, while reducing the liquidity risk in such term liabilities. This is achieved by matching the cash flows of the hedged items and the hedging instruments, thus hedging uncertain cash flows requirements against known cash flows.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

Below is a detailed account of hedged items and hedging instruments by maturity as of December 31, 2011 (the Bank did not enter into any cash flow hedge relationships for the year 2010) under cash flow hedges.

	As of December 31, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years

	MCh$	MCh$	MCh$	MCh$
Hedged Items

Loans	-	360,669	-	-
Demand Deposits	512,600	-	-	-

Total	512,600	360,669	-	-

Hedging Instruments

Foreign Currency Swaps	-	58,018	-	-
Interest Rate Swaps	512,600	302,651	-	-

Total	512,600	360,669	-	-

The effective portion of the hedging instruments recognized in other comprehensive income as of December 31, 2011, is as follows:

As of December 31, 2011

MCh$

Time Deposits	(1,613)
Loans	(963)

Net flows	(2,576)

c)	Hedging net investment in foreign operations

The Bank has entered into a hedging relationship to hedge the exposure to variability in cash flows attributable to foreign exchange risk in its net investment in its New York Branch. The Bank is using as a hedging instrument a forward exchange contract that expires on a 3-month period and is automatically renewed after expired.  As of December 31, 2011, the effective portion of the gain or loss on the hedging instrument was a gain of MCh$245 after taxes (a loss of MCh$799, after taxes, in 2010) that has been recognized in other comprehensive income. No ineffective portion has been recognized as of December 31, 2011 (a loss of MCh$85 was recognized in 2010).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 8 -	LOANS AND RECEIVABLES FROM BANKS

a)	As of December 31, 2010 and 2011, loans and receivable from banks are as follows:

	As of December 31,
	2010	2011
	MCh$	MCh$

Local Banks
Loans to local banks	-	13,047
Allowances and impairment for local bank loans	-	(373)
Subtotal	-	12,674

Foreign Banks
Loans to foreign banks	50,994	64,258
Other debts with foreign banks	13,193	27,289
Allowances and impairment for foreign bank loans	(189)	(151)
Subtotal	63,998	91,396

Banco Central de Chile
Restricted Deposits in the Central Bank of Chile	-	200,028
Subtotal	-	200,028

Total	63,998	304,098

b)	The movement in the provisions for bank loans losses as of December 31, 2010 and 2011 are as follows:

	As of December 31, 2010
	Local Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2010	-	(6)	(6)
Write-offs	-	-	-
Established provisions	-	(196)	(196)
Released provisions	-	13	13
Impairment	-	-	-
Impairment reversal	-	-	-

Balances as of December 31, 2010	-	(189)	(189)

	As of December 31, 2011
	Local Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2011	-	(189)	(189)
Write-offs	-	-	-
Established provisions	(375)	(110)	(485)
Released provisions	2	148	150
Impairment	-	-	-
Impairment reversal	-	-	-

Balances as of December 31, 2011	(373)	(151)	(524)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 9 -	LOANS AND RECEIVABLES FROM CUSTOMERS

a)	Loans and receivables from customers

As of December 31, 2010 and 2011, the composition of the loan portfolio is as follows:

As of December 31, 2010	Assets Before Allowances			Allowances Established
	Normal Portfolio	Impaired Portfolio	Total	Individual	Group	Total	Net Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	3,184,812	182,679	3,367,491	37,354	10,771	48,125	3,319,366
Foreign trade loans	207,649	53,327	260,976	13,941	326	14,267	246,709
Current account debtors	45,456	6,906	52,362	171	486	657	51,705
Factoring operations	63,202	3,414	66,616	1,155	340	1,495	65,121
Leasing transactions	239,351	41,184	280,535	2,624	524	3,148	277,387
Other loans and receivables	1,213	48	1,261	6	8	14	1,247

Subtotals	3,741,683	287,558	4,029,241	55,251	12,455	67,706	3,961,535

Mortgage loans:
Letters of credit loans	115,206	7,727	122,933	-	1,542	1,542	121,391
Endorsable mutual mortgage loans	260,169	12,660	272,829	-	3,697	3,697	269,132
Other mutual mortgage loans	575,692	9,412	585,104	-	2,726	2,726	582,378
Leasing transactions	77	69	146	-	-	-	146
Other loans and receivables	48,492	3,135	51,627	-	972	972	50,655

Subtotals	999,636	33,003	1,032,639	-	8,937	8,937	1,023,702

Consumer loans:
Consumer loans	257,018	19,278	276,296	-	18,601	18,601	257,695
Current account debtors	23,879	1,022	24,901	-	338	338	24,563
Credit card debtors	51,981	2,405	54,386	-	3,084	3,084	51,302
Consumer leasing transactions	621	87	708	-	6	6	702
Other loans and receivables	47,736	3,288	51,024	-	5,543	5,543	45,481

Subtotals	381,235	26,080	407,315	-	27,572	27,572	379,743

Total	5,122,554	346,641	5,469,195	55,251	48,964	104,215	5,364,980

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

As of December 31, 2011	Assets Before Allowances			Allowances Established
	Normal Portfolio	Impaired Portfolio	Total	Individual	Group	Total	Net Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	4,204,431	141,300	4,345,731	34,979	9,732	44,711	4,301,020
Foreign trade loans	344,525	44,456	388,981	17,519	191	17,710	371,271
Current account debtors	12,198	1,301	13,499	53	125	178	13,321
Factoring operations	92,719	2,307	95,026	1,408	383	1,791	93,235
Leasing transactions	246,075	47,651	293,726	3,850	484	4,334	289,392
Other loans and receivables	78,152	281	78,433	19	658	677	77,756

Subtotals	4,978,100	237,296	5,215,396	57,828	11,573	69,401	5,145,995

Mortgage loans:
Letters of credit loans	95,844	6,533	102,377	-	1,323	1,323	101,054
Endorsable mutual mortgage loans	229,787	11,866	241,653	-	4,201	4,201	237,452
Other mutual mortgage loans	772,462	13,075	785,537	-	3,803	3,803	781,734
Leasing transactions	71	67	138	-	1	1	137
Other loans and receivables	43,232	2,991	46,223	-	1,055	1,055	45,168

Subtotals	1,141,396	34,532	1,175,928	-	10,383	10,383	1,165,545

Consumer loans:
Consumer loans	246,712	20,241	266,953	-	15,279	15,279	251,674
Current account debtors	24,764	690	25,454	-	573	573	24,881
Credit card debtors	53,733	1,545	55,278	-	1,513	1,513	53,765
Consumer leasing transactions	510	219	729	-	8	8	721
Other loans and receivables	72,646	2,061	74,707	-	5,343	5,343	69,364

Subtotals	398,365	24,756	423,121	-	22,716	22,716	400,405

Total	6,517,861	296,584	6,814,445	57,828	44,672	102,500	6,711,945

The Bank finances its customers’ asset purchases, both movable and real estate, through lease contracts that are included within loans and receivables from customers. As of December 31, 2011, MCh$161,876 corresponds to leases of movable assets (MCh$198,024 as of December 31, 2010) and MCh$132,718 to leases of real estate assets (MCh$83,366 as of December 31, 2010).

Where appropriate, we obtain collateral in respect of our loans and receivables from customers. The collateral normally takes the form of a real estate mortgage (i.e., urban and rural properties, agricultural lands, maritime vessels and aircraft, mineral rights and other assets) and liens (i.e., inventories, agricultural goods, industrial goods, plantations and other property pledged as security) over the customer’s assets. The existence and amount of collateral generally varies from loan to loan.

We review collateral values by obtaining appraisals on impaired secured loans every 18 months and on unimpaired secured loans every three years.

We monitor collateral values between appraisals on an on-going basis in order to capture any unusual significant changes (i.e., improved conditions in the real estate industry, changes in overall economic conditions, etc.) in market-based evidence used in the appraisals.  In the event that unusual significant changes occur between appraisals, the collateral values are reassessed and recalculated.

During 2011, the Bank has received assets such as homes, apartments, commercial and agricultural lands, among others, for a total of MCh$2,129 through the execution of guarantees (MCh$1,451 in 2010).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

b)	Portfolio characteristics

As of December 31, 2010 and 2011, the loan portfolio before provisions for loan losses by customer economic activity is as follows:

	National Loans		Foreign Loans		Total		Distribution Percentage as of
	2010	2011	2010	2011	2010	2011	2010	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans:
Manufacturing	441,037	510,232	2,440	10,525	443,477	520,757	8.11%	7.64%
Mining	64,229	241,514	32,069	32,494	96,298	274,008	1.76%	4.02%
Electricity, gas and water	218,569	423,276	28,954	10,473	247,523	433,749	4.53%	6.37%
Agriculture and livestock	156,951	193,598	-	20,053	156,951	213,651	2.87%	3.14%
Forestry and wood extraction	36,344	39,280	5,241	-	41,585	39,280	0.76%	0.58%
Fishing	58,347	68,395	-	-	58,347	68,395	1.07%	1.00%
Transport	162,175	163,843	1,062	604	163,237	164,447	2.98%	2.41%
Communications	43,350	35,867	-	-	43,350	35,867	0.79%	0.53%
Construction	457,376	598,671	-	848	457,376	599,519	8.36%	8.80%
Commerce	346,426	450,957	6,422	3,187	352,848	454,144	6.45%	6.66%
Services	1,896,212	2,041,235	40,038	137,037	1,936,250	2,178,272	35.40%	31.97%
Others	31,999	233,307	-	-	31,999	233,307	0.58%	3.42%
Subtotals	3,913,015	5,000,175	116,226	215,221	4,029,241	5,215,396	73.67%	76.54%

Mortgage Loans	1,032,639	1,175,928	-	-	1,032,639	1,175,928	18.88%	17.26%
Consumer loans	407,315	423,121	-	-	407,315	423,121	7.45%	6.21%
Total	5,352,969	6,599,224	116,226	215,221	5,469,195	6,814,445	100.00%	100.00%

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

c)	Allowances

The changes in allowances for loan losses during the years 2010 and 2011 are summarized as follows:

	Individual	Group
	Provisions	Provisions	Total
	MCh$	MCh$	MCh$

Balances as January 1, 2010	41,902	57,362	99,264

Impaired portfolio write-offs:
Commercial loans	(5,941)	(9,803)	(15,744)
Mortgage loans	-	(537)	(537)
Consumer loans	-	(45,645)	(45,645)

Total Write-offs	(5,941)	(55,985)	(61,926)

Established provision	31,318	61,827	93,145
Released provision	(12,924)	(13,344)	(26,268)
Impairment	-	-	-
Impairment reversal	-	-	-
Balances as of December 31, 2010	54,355	49,860	104,215

Balances as January 1, 2011	54,355	49,860	104,215

Impaired portfolio write-offs:
Commercial loans	(9,677)	(11,299)	(20,976)
Mortgage loans	-	(1,782)	(1,782)
Consumer loans	-	(31,676)	(31,676)
	(9,677)	(44,757)	(54,434)
Total Write-offs

Established provision	42,863	51,307	94,170
Released provision	(29,713)	(11,738)	(41,451)
Impairment	-	-	-
Impairment reversal	-	-	-
Balances as of December 31, 2011	57,828	44,672	102,500

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

d)  Portfolio sale

During 2011, CorpBanca sold part of its portfolio of state-guaranteed credits (CAE) in connection with a competitive bidding process for awards of the Financing Facility and Administration of Loans for Studies in Higher Education Law No. 20,027. The open bidding model for financial institutions, reflected in the respective databases, allow selling a percentage of the portfolio to third parties. On the portfolio sold, CorpBanca transferred substantially all the risks and benefits associated with this portfolio, keeping only the administrative service of the same, which considers the generation of new credit and collection fee waiver thereof. The detail of credits sold is as follows:

	As of December 31, 2011

		Par	Sale	Released	Income
	No. Operations	Value	Value	Provisions	for Sale
		MCh$	MCh$	MCh$	MCh$
					(*)

Payroll Tender	36,359	61,727	65,431	(645)	4,349
Others	-	-	-	-	-

Total	36,359	61,727	65,431	(645)	4,349

(*) The gain on sale is included in the category “Trading and investment income, net” in the income statement.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 10 -	INVESTMENT INSTRUMENTS

As of December 31, 2010 and 2011, the detail of financial investments available for sale is as follows:

a)	Financial investments

	As of December 31,
	2010			2011
	Available for sale	Held to maturity	Total	Available for sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government Securities
Chilean Central Bank securities	543,901	-	543,901	307,122	-	307,122
Chilean Treasury Bonds	-	-	-	4,336	-	4,336
Other government securities	40,140	-	40,140	57,480	-	57,480

Other financial instruments
Promissory notes related to deposits in local banks	123,226	-	123,226	380,284	-	380,284
Chilean mortgage finance bonds	1,553	-	1,553	1,056	-	1,056
Chilean financial institution bonds	-	-	-	41,702	-	41,702
Other local investments	-	-	-	44,109	11,580	55,689

Financial instruments Issued abroad
Foreign government and central bank instruments	-	-	-	-	-	-
Other foreign investments	17,955	-	17,955	7,161	10,382	17,543

Impairment Provision	-	-	-	-	-	-

Unquoted securities in active markets
Chilean corporate bonds	19,473	-	19,473	-	-	-
Other investments	-	-	-	-	-	-

Impairment Provision	-	-	-	-	-	-

Total	746,248	-	746,248	843,250	21,962	865,212

As of December 31, 2011, the portfolio of financial investments available-for-sale includes unrealized gain, net of taxes, recorded in other comprehensive income of MCh$1,758 (MCh$5,273 as of December 31, 2009 and MCh$1,259 as of December 31, 2010).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

b)	The movements of the investments available-for-sale portfolio as of December 31, 2010 and 2011 are as follows:

	As of December 31, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair
				value
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	544,880	177	(1,156)	543,901
Chilean Central Bank Notes	-	-	-	-
Other Chilean Central Bank and Government securities	40,136	4	-	40,140
Subtotals	585,016	181	(1,156)	584,041

Other Financial Instruments
Promissory notes related to deposits in local banks	123,226	-	-	123,226
Chilean mortgage finance bonds	1,499	54	-	1,553
Chilean financial institution bonds	-	-	-	-
Other local investments	-	-	-	-
Subtotals	124,725	54	-	124,779

Financial instruments Issued abroad
Foreign government and central bank instruments	17,955	-	-	17,955
Other foreign investments	-	-	-	-
impairment Provision	-	-	-	-
Subtotals	17,955	-	-	17,955

Unquoted securities in active markets
Chilean corporate bonds	19,457	16	-	19,473
Other investments	-	-	-	-
Impairment Provision	-	-	-	-
Subtotals	19,457	16	-	19,473

Totals	747,153	251	(1,156)	746,248

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

	As of December 31, 2011
	Cost	Gross unrealized gains	Gross unrealized losses	Fair
				value
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	308,237	537	(1,652)	307,122
Chilean Central Bank Notes	4,358	9	(31)	4,336
Other Chilean Central Bank and Government securities	57,973	1	(494)	57,480
Subtotals	370,568	547	(2,177)	368,938

Other Financial Instruments
Promissory notes related to deposits in local banks	381,433	214	(1,363)	380,284
Chilean mortgage finance bonds	1,018	38	-	1,056
Chilean financial institution bonds	42,330	-	(628)	41,702
Other local investments	43,752	590	(233)	44,109
Subtotals	468,533	842	(2,224)	467,151

Financial instruments Issued abroad
Foreign government and central bank instruments	-	-	-	-
Other foreign investments	7,161	-	-	7,161
impairment Provision	-	-	-	-
Subtotals	7,161	-	-	7,161

Unquoted securities in active markets
Chilean corporate bonds	-	-	-	-
Other investments	-	-	-	-
Impairment Provision	-	-	-	-
Subtotals	-	-	-	-

Totals	846,262	1,389	(4,401)	843,250

All of the gains (losses) from available-for-sale portfolio correspond to the sale of instruments during each reported period and do not go through long-term figures.

c)	Impairment of investment instruments

As of December 31, 2010 and 2011, there are no indicators of impairment in the investment instrument.

All investments quoted in non-active markets and classified as available-for-sale have been recorded at their fair value.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 11 -	INVESTMENTS IN OTHER COMPANIES

a)	As of December 31, 2010 and 2011 the investments in other companies are detailed as follows:

	December 31, 2010		December 31, 2011
Company	%		%
	Share	MCh$	Share	MCh$

Nexus S.A.	12.9	1,057	12.9	1,057
Transbank S.A.	8.72	939	8.72	939
Combanc S.A.	4.72	135	4.72	135
Redbanc S.A.	2.50	110	2.5	110
Sociedad Interbancaria de Depósitos de Valores S.A.	3.91	75	3.91	75

Shares or rights in other companies
Santiago Stock Exchange Shares	-	1,056	-	1,056
Chilean Electronic Stock Exchange Shares	-	211	-	211

Total	-	3,583		3,583

During 2009, 2010 and 2011 the Bank received dividends from is investment in other companies of MCh$445, MCh$296 and MCh$250 respectively.

b)	The movements of investment in other companies as of December 31, 2010 and 2011, were the following:

	2010	2011
	MCh$	MCh$

Opening balance at January 1	3,583	3,583
Investment acquisitions	-	-
Investment sales	-	-
Share on income	-	-
Dividends received	-	-
Exchange rate differences	-	-

Ending balance as of December 31,	3,583	3,583

As of December 31, 2010 and 2011, the Bank's investments in other companies, does not have any indicators of impairment.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 12 -	INTANGIBLES

a)	Intangibles as of December 31, 2010 and 2011 consists of the following:

	December 31, 2010
Concept	Useful life years	Remaining amortization years	Final gross balance	Amortization for the Period	Final Net Balance
			MCh$	MCh$	MCh$
Separately acquired intangibles
Integrated banking system (1)	15	7	8,813	(1,156)	7,657
Computer equipment system or software	3	2	731	(266)	465
IT Projects	6	5	5,540	(854)	4,686
Other projects	5	4	324	(36)	288

Total			15,408	(2,312)	13,096

	December 31, 2011
Concept	Useful life years	Remaining amortization years	Final gross balance	Amortization for the Period	Final Net Balance
			MCh$	MCh$	MCh$
Separately acquired intangibles
Integrated banking system (1)	15	6	7,706	(1,182)	6,524
Computer equipment system or software	3	2	570	(261)	309
IT Projects	6	4	5,521	(1,126)	4,395
Other projects	5	4	1,097	(86)	1,011

Total			14,894	(2,655)	12,239

(1)
Integrated Banking System (IBS) corresponds to the main operating system software of the Bank that replaced a number of systems, providing us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each product and client segment.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

b)	The changes in the intangible assets during 2010 and 2011 is as follows:

	Integrated banking system	Computer equipment system or software	IT Projects	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2010	8,630	777	3,598	625	13,630
Purchases	183	391	1,816	183	2,573
Retirements	-	(245)	-	-	(245)
Amortization	(1,156)	(266)	(854)	(36)	(2,312)
Other	-	(192)	126	(484)	(550)

Balances as of December 31, 2010	7,657	465	4,686	288	13,096

	Integrated banking system	Computer equipment system or software	IT Projects	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2011	7,657	465	4,686	288	13,096
Purchases	50	161	962	937	2,110
Retirements	-	-	(7)	-	(7)
Amortization	(1,182)	(261)	(1,119)	(93)	(2,655)
Other	(1)	(56)	(127)	(121)	(305)

Balances as of December 31, 2011	6,524	309	4,395	1,011	12,239

c)	As of December 31, 2010 and 2011, the Bank has entered into the following contractual commitments for the acquisition of intangible asset:

	Invested Amount	Invested Amount
	2010	2011
	MCh$	MCh$
License detail:
Mac Online Empresas y Tele Ventas Ltda.	12	-

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 13 -	PROPERTY, PLANT AND EQUIPMENT

a) Property, plant and equipment as of December 31, 2010 and 2011 is as follows:

	December 31, 2010
Item	Useful life years	Remaining amortization years	Final gross balance	Depreciation and impairment for the Period	Final Net Balance
			MCh$	MCh$	MCh$

Land and buildings	21	19	45,914	(2,363)	43,551
Equipment	5	3	6,298	(1,136)	5,162
Other	6	4	6,023	(1,306)	4,717

Total			58,235	(4,805)	53,430

	December 31, 2011
Item	Useful life years	Remaining amortization years	Final gross balance	Depreciation and impairment for the Period	Final Net Balance
			MCh$	MCh$	MCh$

Land and buildings	21	21	46,457	(2,357)	44,100
Equipment	5	4	6,382	(1,219)	5,163
Other	7	6	9,192	(1,230)	7,962

Total			62,031	(4,806)	57,225

The useful lives presented herein are the remaining lives of the Bank’s building, equipment, and other property, plant, and equipment as of the transition date to IFRS (January 1, 2009). The useful lives presented in Note 1 j) are the total useful lives of the Bank’s property, plant, and equipment. Such useful lives have been determined based on our expected use considering the quality of the original construction, the environment in which the assets are located, the quality and degree of maintenance carried out, and appraisals performed by external specialists who are independent of the Bank which have been taken into consideration by management to determine the useful lives of our buildings.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

b) The changes in property, plant and equipment during 2010 and 2011 is as follows:

2010	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2010	45,495	4,718	4,999	55,212
Purchases	770	1,580	724	3,074
Retirements	(287)	(3)	(56)	(346)
Depreciation	(2,362)	(1,136)	(1,307)	(4,805)
Other	(65)	3	357	295

Balances as of December 31, 2010	43,551	5,162	4,717	53,430

2011	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2011	43,551	5,162	4,717	53,430
Purchases	2,957	1,509	4,335	8,801
Retirements	(51)	(306)	(1)	(358)
Depreciation	(2,358)	(1,216)	(1,232)	(4,806)
Other	1	14	143	158

Balances as of December 31, 2011	44,100	5,163	7,962	57,225

c)	As of December 31, 2010 and 2011, the Bank holds operating lease contracts that cannot be unilaterally terminated. The future payment information is detailed as follows:

Future Operating Lease Payments
Land, Buildings and Equipment
	Up to 1 Year	From 1 to 5 Year	Over 5 Years	Total
	MCh$	MCh$	MCh$	MCh$

As of December 31, 2010	4,391	16,961	22,134	43,486
As of December 31, 2011	5,379	20,583	25,013	50,975

d)	As of December 31, 2010 and 2011, the Bank holds finance lease contracts that cannot be rescinded or unilaterally terminated. The future payment information is detailed as follows:

Future Financial Leasing Payments
Land, Buildings & Equipment
	Up to 1 Year	From 1 to 5 Year	Over 5 Years	Total
	MCh$	MCh$	MCh$	MCh$

As of December 31, 2010	897	2,515	-	3,412
As of December 31, 2011	3,377	4,381	-	7,758

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 14 -	CURRENT TAXES

a)	Current income tax provision

At the end of each year the bank recognizes an Income Tax Provision, which is determined based on the currently applicable tax legislation. Income tax provision recognized as of December 31, 2011 was MCh$6,278 (MCh$7,168 as of December 31, 2010). The income tax provision (net of recoverable taxes) is as follows:

	As of December 31,	As of December 31,
	2010	2011
	MCh$	MCh$

Income tax. (20% tax rate 2011, 17% tax rate 2010)	18,753	21,099
Less:
Monthly Provisional Payment	(9,990)	(25,413)
Tax credit for training costs	(401)	(310)
Tax credit for donations	(426)	(1,012)
Tax credit for property taxes on leased real estate assets	(768)	(395)
Other taxes to be recovered (1)	-	(247)

Total	7,168	(6,278)

(1)	Corresponds to tax refunds of prior years.

b)	Effect on income

The tax expense for the years ended December 31, 2009, 2010 and 2011 is comprised of the following items:

	As of December 31,
	2009	2010	2011
	MCh$	MCh$	MCh$

Income Tax expense
Current tax expense	(16,858)	(18,753)	(21,099)

Deferred taxes
Temporary differences	1,227	(2,704)	(1,963)

Subtotal	(15,631)	(21,457)	(23,062)

Others	(618)	1,104	(241)

Net expense for income taxes	(16,249)	(20,353)	(23,303)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

c)	Effective tax rate reconciliation

The table below sets for a summary of the deferred tax effect on other comprehensive income for the years ended December 31, 2010 and 2011, which consists of the following items:

	As of December 31,
	2010		2011
	Tax Rate	Amount	Tax Rate	Amount
	%	MCh$	%	MCh$

Net income before taxes	17.0	24,127	20.0	28,124
Rate change income tax	(0.9)	(1,308)	(1.2)	(1,750)
Permanent Differences and others	(1.8)	(2,466)	(2.2)	(3,071)

	14.3	20,353	16.6	23,303

d)	Effect of deferred taxes on other comprehensive

The table below sets for a summary of the deferred tax effect on other comprehensive income for the years ended December 31, 2009, 2010 and 2011, which consists of the following items:

	As of December 31,
	2009	2010	2011
	MCh$	MCh$	MCh$

Financial assets available-for-sale	1,289	(822)	759
Hedge of a net investment in New York Branch	-	(164)	220

Total charge to other comprehensive income	1,289	(986)	979

e)	Effect of deferred taxes on income

Below are the effects of deferred taxes on assets, liabilities, and income assigned as a result of timing differences:

	As of December 31,
	2010			2011
	Assets	Liabilities	Net	Assets	Liabilities	Net
Concepts:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Provisions for loans losses	16,069	-	16,069	16,160	-	16,160
Accrued interest and adjustment
related to past-due loan portfolio	4,471	-	4,471	4,736	-	4,736
Unearned Price differences	111	-	111	117	-	117
Employees related provisions	812	-	812	798	-	798
Other	493	-	493	3,269	-	3,269
Depreciation of plant and equipment	-	(3,750)	(3,750)	-	(3,266)	(3,266)
Leases and other	-	(17,494)	(17,494)	-	(22,086)	(22,086)

Total net asset (liability)	21,956	(21,244)	712	25,080	(25,352)	(272)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

On July 29, 2010 was enacted Law No. 20,455, "Amends several laws to obtain resources for financing the reconstruction of the country, " which was published in the “Diario Oficial” on July 31, 2010. This law, among other things, establishes a temporary increase of the tax rate for years 2011 and 2012 (to 20% and 18.5%, respectively) and back again to 17% by 2013.

As a result of these transitory changes in the tax rate its effect on deferred tax assets and liabilities to be reversed in those years for those calculated at the prevailing rate for the year 2010 of 17%, the Company recognizes a charge to income tax of MCh$1,1750 at December 31, 2011 (MCh$1,308 at December 31, 2010).

NOTE 15 -	OTHER ASSETS

a)	The detail of other assets is as follows:

	As of December 31,	As of December 31,
	2010	2011
	MCh$	MCh$

Rentals in advance (1)	22,739	22,022
Accounts and Notes receivable	40,174	44,400
Prepaid expenses	16,681	9,982
Projects under development (2)	10,163	10,043
Assets for Leasing (3)	3,132	7,724
Assets received in lieu of payment (4)	8,654	3,497
Transactions in process (suspense accounts)	34	276
Other	2,630	4,831

Total	104,207	102,775

(1)	Rent paid in advance for SMU ATMs (See Note 32.b)
(2)	Information system and other projects under development.
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

b)	The change due to received assets in lieu of payment during 2010 and 2011 is as follows:

	As of December 31,
	2010	2011
	MCh$	MCh$

Balance as of January 1	10,051	8,654
Purchases	6,269	2,089
sales	(7,666)	(7,019)
Provision	-	(227)
Balance as of December 31	8,654	3,497

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 16 -	CURRENT ACCOUNTS, DEMAND DEPOSITS, TIME DEPOSITS AND SAVING ACCOUNTS

As of December 31, 2010 and 2011, current accounts and demands deposits consist of the following:

	As of December 31,
	2010	2011
	MCh$	MCh$
a) Current accounts and demand deposits

Current Accounts	405,301	467,506
Other deposits and demand liabilities	46,676	52,964
Other demand liabilities	41,713	68,790
Payments in advances from customers	104,326	78,533
Other demand liabilities	14,048	14,927

Total	612,064	682,720

As of December 31, 2010 and 2011, time deposits and saving accounts consist of the following:

	As of December 31,
	2010	2011
b) Time deposits and saving accounts	MCh$	MCh$

Time deposits	3,691,596	4,806,278
Deposits due	-	-
Term Savings Accounts	8,666	8,707
Other time liabilities	192	9,393

Total	3,700,454	4,824,378

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 17 -	BORROWINGS FROM FINANCIAL INSTITUTIONS

As of December 31, 2010 and 2011, borrowings from financial institutions include the following:

	As of December 31
	2010	2011
	MCh$	MCh$
Loans obtained from local financial institutions

Bank of Tokyo Mitsubishi (Chile)	43,140	511
	43,140	511
Subtotal

Loans obtained from foreign financial institutions
Bank of America	-	55,736
Bank of Montreal Toronto	16,536	23,424
Banco Del Estado	-	10,389
Bank of New York	38,902	-
OCBC Bank	4,678	-
Royal Bank of Scotland	4,678	5,352
BNP Paribas	78,353	87,465
Citibank N.A.	23,389	50,488
Commerzbank A.G.	29,082	58,863
Credit Industriel et Comercial	9,823	5,208
Dresdner Bank AG.	-	35,685
ING Bank N.V Amsterdam	27,178	-
HSBC England	-	12,997
Intesa San Saolo SPA.	9,356	-
JP Morgan Chase	101,742	35,024
Landesbank Baden-Wurttember	-	-
Standard Chartered Bank	25,728	40,813
Sumitomo Mitsui	3,742	29,652
Toronto Dominion Bank	23,389	39,179
Wachovia Bank N.A.	-	20,788
Bladex Pamana	8,888	20,820
Banco Crédito del Peru	-	10,394
Mercantil Commercebank	18,711	-
Wells Fargo Bank	-	47,711
Swedbank	-	7,278
Ban Bogota Panama	-	6,229
Bancolombia Ban	-	7,786
Banco Bogota - Miami	-	7,791
Other banks	36,377	44,043

Subtotal	460,552	663,115

Total	503,692	663,626

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 18 -	DEBT ISSUED AND OTHER FINANCIAL OBLIGATIONS

As of December 31, 2010 and 2011, the composition of these items is as follows:

	As of December 31,
	2010	2011
	MCh$	MCh$
Debt issued
Letters of credit	226,451	180,750
Bonds	700,570	933,759
Subordinated bonds	288,414	408,264

Subtotal	1,215,435	1,522,773

Other financial obligations
Public Sector liabilities	19,313	14,885
Borrowings from domestic financial institutions	4,347	5,168

Subtotal	23,660	20,053

Total	1,239,095	1,542,826

Debt issued and other financial obligations classified as long and short term as are follows:

	As of December 31, 2010
	Long Term	Short Term	Total
	MCh$	MCh$	MCh$

Letters of credit	219,067	7,384	226,451
Bonds	587,804	112,766	700,570
Subordinated bonds	263,267	25,147	288,414

Debt issued	1,070,138	145,297	1,215,435

Other financial obligations	17,500	6,160	23,660

	As of December 31, 2011
	Long Term	Short Term	Total
	MCh$	MCh$	MCh$

Letters of credit	155,402	25,348	180,750
Bonds	849,297	84,462	933,759
Subordinated bonds	384,951	23,313	408,264

Debt issued	1,389,650	133,123	1,522,773

Other financial obligations	8,952	11,101	20,053

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

The detail of letter of credits by maturity is as follows:

	As of December 31
	2010	2011
	MCh$	MCh$

Due within 1 year	7,384	25,348
Due after 1 year but within 2 years	4,280	19,642
Due after 2 years but within 3 years	16,874	19,260
Due after 3 years but within 4 years	44,212	17,895
Due after 4 years but within 5 years	59,138	15,316
Due after 5 years	94,563	83,289

Total mortgage finance bonds	226,451	180,750

The detail of bonds issued is as follows:

	As of December 31
	2010	2011
	MCh$	MCh$

BCOR-J0606	47,797	40,572
BCOR-K0707	43,411	45,230
BCOR-L0707	86,835	90,290
BCOR-M1207	106,930	111,152
Bonos-R0110	113,271	117,322
Bonos-AI0710	91,161	105,047
Bonos-AD0710	20,811	44,687
Bonos-Q0110	106,906	224,763
Bonos-O0110	-	20,182
Bonos-P0110	-	24,019
Bonos-Q0110	-	110,495
Time Deposits	83,448	-

Total bonds	700,570	933,759

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

The detail of bonds issued by maturity is as follows:

	As of December 31
	2010	2011
	MCh$	MCh$

Due within 1 year	112,766	84,462
Due after 1 year but within 2 years	68,742	141,579
Due after 2 years but within 3 years	122,070	32,343
Due after 3 years but within 4 years	21,086	182,104
Due after 4 years but within 5 years	127,586	213,693
Due after 5 years	248,320	279,578

Total bonds	700,570	933,759

The detail of subordinated bonds is as follows:

	As of December 31
	2010	2011
	MCh$	MCh$

Series UCOR-W1197	54	29
Series UCOR-X1197	6,264	3,381
Series UCOR-Y1197	8,972	8,830
Series UCOR-Z1197	20,851	20,526
Series UCOR-V0808	114,099	118,618
Series UCOR AA-0809	105,070	109,090
Serie UCOR BN0710	27,560	28,652
Serie UCOR BI0710	5,544	26,638
Serie UCOR BL0710	-	92,500

Total subordinated bonds	288,414	408,264

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

The detail of subordinated bonds by maturity is as follows:

	As of December 31
	2010	2011
	MCh$	MCh$

Due within 1 year	25,147	23,313
Due after 1 year but within 2 years	17,110	18,927
Due after 2 years but within 3 years	12,624	18,003
Due after 3 years but within 4 years	11,908	17,127
Due after 4 years but within 5 years	11,304	16,296
Due after 5 years	210,321	314,598

Total subordinated bonds	288,414	408,264

The detail of other financial obligations by maturity is as follows:

	As of December 31
	2010	2011
	MCh$	MCh$

Due within 1 year	1,813	5,933
Due after 1 year but within 2 years	469	1,772
Due after 2 years but within 3 years	4,549	2,267
Due after 3 years but within 4 years	7,260	1,679
Due after 4 years but within 5 years	4,851	1,135
Due after 5 years	371	2,099

Total long term obligations	19,313	14,885

The detail of other short term financial obligations is as follows:

Amounts due to credit card operators	4,347	5,168

Total Short-Term Financial Obligations	4,347	5,168

Total other financial obligations	23,660	20,053

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 19 -	PROVISIONS

As of December 31, 2010 and 2011 the Bank has recorded the following provisions and changes in its provisions:

a.	Other Provisions

The provisions as of December 31, 2010 and 2011 are as follows:

	As of December 31
	2010	2011
	MCh$	MCh$

Provisions for short-term employee benefits and salaries	7,623	4,801
Accrual for mandatory dividends	59,522	36,855
Allowances for contingencies	587	374

Total	67,732	42,030

b.	The provision balance changes during 2010 and 2011, were as follows:

	Short-term benefits and staff salaries	Mandatory Dividends	Contingencies	Total
	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2010	6,473	42,554	777	49,804
Provisions released	(14,210)	59,522	28	45,340
Increase in existing provisions	17,089	(42,554)	(218)	(25,683)
Other changes	(1,729)	-		(1,729)
Balance as of December 31, 2010	7,623	59,522	587	67,732

	Short-term benefits and staff salaries	Mandatory Dividends	Contingencies	Total
	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2011	7,623	59,522	587	67,732
Provisions used	1,660	36,855	1,657	40,172
Increase in existing provisions	(4,482)	(59,522)	(1,870)	(65,874)
Other changes	-	-		-
Balance as of December 31, 2011	4,801	36,855	374	42,030

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

c.	Provisions for short-term employee benefits and staff salaries

	As of December 31
	2010	2011
	MCh$	MCh$

Provision for severance indemnities	154	517
Provision for other employee benefits	4,370	5
Provision for Vacations	3,099	4,279

Total	7,623	4,801

d.	Provision for severance indemnities
	As of December 31
	2010	2011
	MCh$	MCh$

Present value of the liability at the beginning of fiscal year	-	154
Increase in existing provision	2,043	4,977
Payments	(2,043)	(4,460)
Released provision	-	(154)
Other	154	-

Total	154	517

NOTE 20 -	OTHER LIABILITIES

As of December 31, 2010 and 2011, other liabilities are as follows:
	As of December 31
	2010	2011
	MCh$	MCh$

Accounts and notes payable	18,564	18,768
Dividends payable	116	49
Fair value of derivatives	-	9,265
Various creditors	-	444
Brokerage services payables	300	-
Provision for commissions and consulting fees	558	1,032
Other liabilities	1,460	1,423

Total	20,998	30,981

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 21 -	CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES

a)	Off-balance commitments and responsibilities:

The Bank, its subsidiaries and its New York branch maintain off-balance sheet accounts as follows:

	As of December 31	As of December 31
	2010	2011
	MCh$	MCh$

CONTINGENT LOANS	1,052,282	1,791,586
Collaterals and Guarantees	35,440	42,252
Collaterals and Guarantees in Chilean currency	-	-
Collaterals and Guarantees in foreign currency	35,440	42,252
Confirmed foreign letters of credit	47,108	36,641
Letters of credit	63,969	66,993
Performance bonds	356,845	534,148
Interbank letters of guarantee	-	-
Cleared lines of credit	534,873	675,023
Other credit commitments	14,047	436,529
Other contingent loans	-	-
THIRD PARTY OPERATIONS	580,131	666,300
Collections	23,576	26,815
Foreign Collections	13,736	17,096
Domestic Collections	9,840	9,719
Placement or sale of financial securities	-	-
Placement of public securities issues	-	-
Sale of bank transaction letters of credit	-	-
Other security sales	-	-
Transferred financial assets administered by the bank	59,726	56,720
Assets assigned to Insurance Companies	59,726	56,720
Securitized assets	-	0
Other assets assigned to third parties	-	0
Third party funds under management	496,829	582,765
Financial assets under management on behalf of third parties	496,829	582,765
Other assets under management on behalf of third parties	-	-
Financial assets acquired in own name	-	-
Other assets acquired in own name	-	-
SECURITIES CUSTODY	383,742	700,989
Securities in custody held by the bank	129,201	87,794
Securities in custody deposited in another entity	170,911	527,561
Bank-issued Securities	83,630	85,634
Term deposit notes	83,630	85,634
Saleable letters of credit	-	-
Other documents	-	-
COMMITMENTS	-	-
Underwriting transaction guarantees	-	-
Asset acquisition commitments	-	-

Total	2,016,155	3,158,875

The information above only includes the most significant balances.

There are no significant concentrations of confirmed letters of credit by country.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

b)	Pending litigation

b.1) Corpbanca

As of December 31, 2011 and 2010, there were lawsuits pending against the Bank relating to loans and other matters. The opinion of management and the Bank’s legal counsel - these lawsuits should not result in material losses.

b.2) CorpBanca Corredores de Bolsa S.A.

According to the Prosecutor’s Office, as of December 31, 2011 and 2010, there are no pending lawsuits against CorpBanca Corredores de Bolsa S.A. that may represent a significant risk of loss for the Bank.

·
As of December 31, 2011 the company has taken steps to pre-judicial collection which have not risen to the expected level of results, therefore judicial proceedings were initiated; according to the prosecution, this could mean a loss to the Company in the event recovery of  the amounts due from customers cannot be achieved. The Company has proceeded to make full provision in its financial statements increasing to MCh$ 99

·
In front of the Fifth Court and related to fraud lawsuit Nº149913-7, Bando del Estado de Chile (the plaintiff) seized time deposit Nº00243045 for MCh$43 that beloged to Concepción S.A. Corredores de Bolsa (now CorpBanca Corredores de Bolsa S.A.). In the opinion of management, such seizure was unduly confiscated. Yet, the time deposit is adequately reserved in the financial statements of Corpbanca Corredores de Bolsa S.A and is presented net of a provison wthin accounts receivable.

b.3) Other companies included in the consolidation of financial statements.

As of December 31, 2011 and 2010, these companies have no lawsuits pending against them which represent significant risk of loss. Those companies are:

·	CorpBanca Administradora General de Fondos S.A.
·	CorpBanca Asesorías Financieras S.A.
·	CorpBanca Corredores de Seguros S.A.
·	CorpLegal S.A.
·	CorpBanca Agencia de Valores S.A.
·	CorpBanca Sucursal de Nueva York.
·	SMU CORP S.A.

c)	Contingent loans

The following table details the Bank's contractual obligations and related provision for contingent loans:

	As of December 31
	2010	2011
	MCh$	MCh$

Sureties and guarantees	35,440	42,252
Letters of credit	63,969	66,993
Confirmed foreign letters of credit	47,108	36,641
Performance bonds	356,845	534,148
Amounts available on lines of credit and credit cards	534,873	675,023
Other	14,047	436,529
Total	1,052,282	1,791,586

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

d)	Responsibilities

The Bank holds the following responsibilities under the normal course of business:

	As of December 31
	2010	2011
	MCh$	MCh$

Notes under collection	23,576	26,815
Financial assets transferred to and managed by the bank	59,726	56,720
Third party resources managed by the bank	496,829	582,765
Securities held in Custody	383,742	700,989
Total	963,873	1,367,289

e)	Guarantees

e.1) Corpbanca

Assets given as collateral

	As of December 31
	2010	2011
	MCh$	MCh$

Assets given as collateral	7,099	81,648
Total	7,099	81,648

e.2) Corpbanca Corredores de Bolsa S.A.

Direct commitments:  At December 31, 2011 and 2010, the company has no direct commitments.

Security interests in corporate assets constituted in favor of third party obligations: As of December 31, 2011 and 2010, the Company has no real guarantees in constituted assets to third parties.

Personal guarantees: As of December 31, 2011 and 2010, the Company has not given personal guarantees

Guarantees for transactions

2011

·
Pursuant to Article 30 of Law No. 18,045 (Securities Act), Corpbanca Corredores the Bolsa S.A. has established a guarantee through an insurance policy with the credit insurance company Compañia de Seguros Continental S.A. for U.F. 4,000 due on April 22, 2012, designated the Santiago Stock Exchange as the creditors representative and also as the depository and custodian of such policy.

·
On July 30, 2011, the insurance policy for US$10,000,000 that Corpbanca Corredores de Bolsa S.A. entered into with the general insurance company Chubb of Chile Compania de Seguros Generales to cover officer impropriety which was expiring on July 30, 2011, it was extended to August 29, 2011.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

·
On August 29, 2011, the insurance policy for US$10,000,000 that Corpbanca Corredores de Bolsa S.A. entered into with the general insurance company Chubb of Chile Compania de Seguros Generales to cover officer impropriety which was expiring on August 29,2011, it was renewed and will be effective until August 29, 2012.

·
As of December 31, 2011, Corpbanca Corredores de Bolsa S.A. keeps at the Santiago Stock Exchange fixed income securities for MCh$3,346 to secure transactions carry out within the Camara de Compensacion Liquidacion de Valores. Also, it keeps equity instruments (shares) for MCh$7,073 to secure simultaneous operations. In addition, it has given guarantees for US$30,137.62 (MCh$14) and US$100,000 (MCh$52) to secure transactions with foreign brokers.

2010

·
Pursuant to Article 30 of Law No. 18,045 (Securities Act), Corpbanca Corredores the Bolsa S.A. has established a guarantee through an insurance policy with the credit insurance company Compania de Seguros Continental S.A. for U.F. 4,000 due on April 22, 2012, designated the Santiago Stock Exchange as the creditors representative and also as the depository and custodian of such policy.

·
On July 30,2011, Corpbanca Corredores de Bolsa S.A. entered into an insurance policy with the general insurance company Chubb of Chile Compania de Seguros Generales to cover officer impropriety with due date on July 30, 2011.

·
As of December 31, 2010, Corpbanca Corredores de Bolsa S.A. keeps at the Stock Exchange of Santiago fixed income securities for MCh$3,417 to secure operations within the Camara de Compensacion Liquidacion de Valores. In 2009, the fixed income securities for MCh$4,704 were securing the transactional services within the Sistema de Compensación y Liquidación de Operaciones Bursátiles (SCL).Also, it keeps equity instruments (shares) to secure simultaneous operations for MCh$6,287 (MCh$17,617 in 2009). In addition, it has given guarantees for US$140,000 (US$1 00,000 in 2009) to secure transactions with foreign brokers amounting to MCh$66 (MCh$52 in 2009). During December 2010 and 2009, Corpbanca Corredores de Bolsa established guarantees for Corpbanca of MCh$49,516 and MCh$50,744, respectively to ensure credit for MCh$49,500 and MCh$50,744 in 2010 and 2009, respectively.

Other guarantees. At December 31, 2011 and 2010, the Bank guarantees to support lending by Corpbanca, amounts guaranteed to 31 December 2011 are MCh$52,467 (due on January 17, 2012) MCh$49,516 in December 2010.

e.3) Other companies included in the consolidation of Financial Statements.

December 31, 2011 and 2010, these companies have no other obligations to be disclosed in the financial statements. These companies are:

CorpBanca Administradora General de Fondos S.A.
CorpBanca Asesorías Financieras S.A
CorpBanca Corredores de Seguros S.A
CorpLegal S.A
CorpBanca Agencia de Valores S.A
CorpBanca Sucursal Nueva York
SMU CORP S.A

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

f)	Other Liabilities

f.1) CorpBanca

·
CorpBanca is authorized to pass on to its customers any obligations related to deferred customs duties originating from imports of assets for leasing, which are transfers that materialize prior to National Customs Service authorization.  As of December 31, 2011, the Bank has not transferred any obligations related to deferred customs duties.

·	As of December 31, 2011 , leasing contracts signed, but for which assets have not yet been delivered, amounts to MCh$60,959 (MCh$44,754 in December 2010 ).

f.2) CorpBanca Corredores de Seguros S.A.

2011

•
To comply with Article 58° letter d) of DFL 251 of 1930 which states that "Insurance brokers, in their business activities, must comply with the requirement to contract insurance policies as determined by the SVS, to correctly respond and fully comply with the obligations of their business and especially for damages that could result for insured parties that contract their policy through a broker", the Company has contracted the following policies with Consorcio Nacional de Seguros S.A. that took effect on April 15, 2011 and expire on April 14, 2012:

Policy	Insured item	Insured Amount (UF)

10019727	Civil Liability	60,000
10019725	Guarantee	500

2010

To comply with Article 58° letter d) of DFL 251 of 1930 which states that "Insurance brokers, in their business activities, must comply with the requirement to contract insurance policies as determined by the SVS, to correctly respond and fully comply with the obligations of their business and especially for damages that could result for insured parties that contract their policy through a broker", the Company has contracted the following policies with Consorcio Nacional de Seguros S.A. that took effect on April 15, 2010 and expire on April 14, 2011:

Policy	Insured item	Insured Amount (UF)

4323295	Civil Liability	60,000
4323304	Guarantee	500

f.3) CorpBanca Administradora General de Fondos S.A.

2011

·
At December 31, 2011 and 2010, there are no direct or indirect commitments or contingencies for lawsuits or other legal action. The Company has no restrictions or limits management of financial indicators arising from contracts or agreements signed.

·
On July 30, 2011, Corpbanca Administradora General de Fondos S.A renew of the insurance policy with Chubb Insurance of Chile General Insurance Company SA, which was extended until July 30, 2011, for an amount of US$ 10 million.

·	On July 29, 2011, Corpbanca Administradora General de Fondos S.A extended the maturity of the policy with Chubb Insurance of Chile General Insurance Company SA mentioned above to August 29, 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

·
As of August 20, 2011, Corpbanca Administradora General de Fondos S.A. has renewed the Guarantee Assurance Policy for the “Administradoras Generales de Fondos” in order to assure the faithful accomplishment of the “Administradora” obligations, by the third parties mutual fund administration and the indemnity of the damage that arisesfrom any nonobservance under  the Article 226 from the Law N°18.045. The expiration date of the obligations is January 10, 2012.

2010

·
As of March 9, 2010, Administradora General de Fondos S.A. has taken a new Guarantee Assurance Policy in order to assure the obligations due to the administration of the new mutual fund Corp Asia Pacifico, which will have a validity until January 10, 2011.

·
As of May 4, 2010, Administradora General de Fondos S.A. took a new Guarantee Assurance Policy, in order to assure the obligations to the new mutual fund Corp Emea, which will have validity until January 10, 2011.

·
As of July 30, 2010, Corpbanca Administradora General de Fondos S.A. renewed the Assurance Policy with Chubb from Chile Compañía de Seguros Generales S.A., in order to cover possible officer impropriety.  The policy covers up to US$ 10,000,000. The expiration date is July 30, 2011.

f.4) CorpBanca Agencia de Valores

Pursuant to Article 30 of Law No. 18.045 (Securities Act), the Company has entered into a guarantee through Mapfre SA and Credit Guarantee Insurance Company in the amount of U.F. 4,000 due on December 1, 2012, appointing CorpBanca as custodian of the policy.

On September 1, 2011, the Company extended coverage of the policy to ensure proper and complete fulfillment of all obligations as securities agent for the benefit of the creditors present or future that are or will be under the umbrella of their brokerage operations, as noted in the article No. 30 of law 18.045; this policy amounts to UF24, 000 maturing on December 31, 2011.

f.5)  Other companies included in the consolidation of Financial Statements.

At December 31, 2011 and 2010, these companies have no other obligations to be disclosed in the financial statements. These companies are:

CorpBanca Corredores de Bolsa S.A
CorpBanca Asesorías Financieras S.A
CorpLegal S.A
CorpBanca Sucursal Nueva York
SMU CORP S.A

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 22 -	SHAREHOLDERS’ EQUITY

a)	Movement in Shareholders’ equity accounts (attributable to equity holders of the Bank)

As of December 31, 2011, the Bank’s issued capital is represented by the following detail, ordinary shares authorized, subscribed and paid, with no par value, detailed below:

	Ordinary	Ordinary
	Shares	Shares
	2010	2011
	(amount)	(amount)

Issued as of January 1	226,909,290,577	226,909,290,577
Issuance of paid shares	-	23,448,903,657
Issuance of outstanding shares	-	-
Repurchase of Bank´s issued shares (treasury shares)	(5,672,732,264)	-
Sale of bank own issued shares	5,672,732,264	-

Total	226,909,290,577	250,358,194,234

Purchase and sale of shares (treasury shares)

2009

For the year ended December 31, 2009, the Bank has sold bank own issued shares that were acquired through a public offer during 2008. The offer for 5,672,732,264 shares took place between December 6, 2009 and February 18, 2010.

2010

As of December 31, 2010 the repurchase of treasury shares process initiated in December 2009 is closed and there are no treasury shares available.

2011

There were no transactions of purchase and sale of own shares during 2011.

Authorized, subscribed and paid shares

2011

At the Corpbanca's Special Shareholders meeting held on January 27, 2011, it was agreed to increase the Bank's issued capital through capitalization of retained earnings for 2009 and issuance of 40,042,815,984 ordinary, paid and no par value shares (representing 15% of new issued capital).  At the Corpbanca's Special Board of Directors meeting held on May 25, 2011, and in relation to the shareholders' meeting mentioned above it was agreed to the following:

·	The shareholders will have a preferential right to purchase 25,500,000,000 ordinary, paid, no par value shares.

·
The preferential offer periods (all of them during the year 2011) will be as follows: (i) first period - from June 3rd to July 2nd; (ii) second period - from July 3rd to August 1 SI;and (iii) third period - from August 2nd to August 31 SI.

·
The issuance of share will be offer on a preferential basis to the shareholders of the Bank who will have the right to subscribe 0.1123797088 new shares per each share registered with the Shareholders Register as of May 28, 2010.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

At the Corpbanca's Special Board of Directors meeting held on June 2, 2011, it was agreed to the following:

·	To set the share price at Ch$7.35 for each one of the 25,500,000,000 shares previously mentioned.

·	To confirm the periods to offer the preferred shares that were agreed to on May 25, 2011.

·
The issued capital as of June 30, 2010 is represented by 228,306,683,253 shares which consist of 226,909,290,577 ordinary, authorized, subscribed, paid and no par value shares (figures at December 31, 2010) and 1,397,392,676 shares issued in 2011 as a result of the transaction described previously.

·	During the period from June to August 2011, a total of 23,448,903,657 subscribed and paid shares were issued for a total ofMCh$172,594.

2010

As of December 31, 2010, the Bank’s issued capital consisted of 226,909,290,577 ordinary shares authorized, subscribed and paid, with no par value (same situation as of December 31, 2009).

Capitalization of earnings

2011

At the Special Shareholder´s meeting held on January 27, 2011 it was agreed to capitalize retained earnings at December 31, 2009 in the amount of MCh$106,869.

Distribution of dividends

2010

At the Bank’s Ordinary General Shareholder’s meeting held on February 24, 2011 it was agreed to a dividend distribution of MCh$119,043 equivalent to 100% of the net income for the year 2010.

2009

At the Bank’s Ordinary General Shareholder’s meeting held on February 25, 2010 it was agreed to a dividend distribution of MCh$85,109 equivalent to 100% of the net income for the year 2009.

2008

At the Bank’s Ordinary General Shareholder’s meeting held on February 26, 2009 it was agreed to a dividend distribution of MCh$56,310 equivalent to 100% of the net income for the year 2008.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

b)	List of major shareholders

As of December 31, 2010 the shareholder composition is as follows:

	Common Stock
	N° of Shares	Share %
Corp Group Banking S.A.	112,530,207,591	49.59260%
Compañía Inmobiliaria y de Inversiones SAGA Limitada	19,764,285,412	8.71021%
SG Inversiones Bancarias Limitada	8,282,189,106	3.65000%
SN Holding S.A.	5,413,342,266	2.38569%
Banco de Chile por cuenta de Terceros	5,189,038,023	2.28683%
Cía. de Seguros Corpvida S.A.	4,686,703,589	2.06545%
Moneda S.A. AFI para Pionero Fondo de Inversión	4,028,519,000	1.77539%
CRN Inmobiliaria Limitada	3,790,725,224	1.67059%
Banco Itau por cuenta de Inversionistas	3,689,619,584	1.62603%
Corpbanca Corredores de Bolsa S.A.	3,508,800,080	1.54634%
Inversiones FMAD S.A.	3,336,750,199	1.47052%
Merrill Lynch Corredores de Bolsa S.A.	2,827,817,924	1.24623%
Inversiones JCSZ S.A.	2,593,579,929	1.14300%
Banchile C de B S.A.	2,581,004,959	1.13746%
Inmob e Inversiones Boquiñeni Ltda.	2,353,758,526	1.03731%
The Bank of New York según Circular 1375 de la SVS	2,334,190,000	1.02869%
Banco Santander por cuenta de Inv. Extranjeros	2,329,465,743	1.02661%
AFP Provida S.A. para Fdo. Pensión C	2,303,428,231	1.01513%
Omega Fondo de Inversión Privado	2,216,950,089	0.97702%
Inversiones y Valores Limitada	2,196,612,332	0.96806%
Other Shareholders	30,952,302,770	13.64083%

Total	226,909,290,577	100.00000%

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

As of December 31, 2011 the list of major shareholders as follows:

	Common Stock
	N° of Shares	Share %
Corp Group Banking S.A.	128,253,046,085	51.22782%
Compañía Inmobiliaria y de Inversiones SAGA Limitada	23,084,435,510	9.22056%
Moneda S.A. AFI para Pionero Fondo de Inversión	7,547,376,000	3.01463%
Banco de Chile por cuenta de Terceros no Residentes	5,907,402,949	2.35958%
SN Holding S.A.	5,413,342,266	2.16224%
Cía. de Seguros Corpvida S.A.	5,247,617,878	2.09604%
Banco Itaú por cuenta de Inversionistas	4,717,743,703	1.88440%
Inv. Las Nieves S.A.	3,790,725,224	1.51412%
CRN Inmobiliaria Limitada	3,494,174,016	1.39567%
Corpbanca Corredores de Bolsa S.A.	3,414,088,765	1.36368%
AFP Provida S.A. para Fdo. Pensión C	3,287,837,485	1.31325%
Banco Santander por cuenta de Inv. Extranjeros	3,139,064,347	1.25383%
The Bank of New York según Circular N° 1375 de la SVS	2,869,580,000	1.14619%
Banchile C de B S.A.	2,717,839,791	1.08558%
Inversiones y Valores Limitada	2,528,466,986	1.00994%
AFP Habitat S.A. para Fdo. Pensión C	2,502,376,082	0.99952%
AFP Capital S.A. Fondo de Pensión Tipo C	2,463,218,506	0.98388%
Inmob. e Inversiones Boquiñeni Ltda.	2,353,758,526	0.94016%
Celfin Capital S.A. C de B	2,255,046,125	0.90073%
Omega Fondo de Inversión Privado	2,216,950,089	0.88551%
Other Shareholders	33,154,103,901	13.24267%

Total	250,358,194,234	100.00000%

c)	Dividends

The distribution of dividends of the Bank is as follows:

Year	Income attributable to equity holders	To reserves or retained earnings	Intended Dividends	Percentage Distributed	N° of Shares	Dividend per share (in MCh$)
	MCh$	MCh$	MCh$	%

2010 (Shareholders Meeting February, 2011)	119,043	-	119,043	100.00%	226,909,290,577	0.525
2009 (Shareholders Meeting February, 2010)	85,109	-	85,109	100.00%	226,909,290,577	0.375
2008 (Shareholders Meeting February, 2009)	56,310	-	56,310	100.00%	226,909,290,577	0.248

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

d)	As of December 31, the Basic and diluted earnings per share are the following:

	2010		2011
	N° Shares	Total	N° Shares	Total
	Millions	MCh$	Millions	MCh$

Basic and diluted earnings per share
Basic earnings per share
Net income for the year		122,550		119,142
Weighted average number of shares outstanding	226,852		238,829
Basic earnings per share (Chilean pesos)		0,540		0.500

Diluted earnings per share
Net income for the year		122,550		119,142
Weighted average number of shares outstanding	226,852		238,829
Diluted effect from:
Assumed conversion of convertible debt
Ordinary share conversion
Option Rights
Adjusted number of shares	226,852		238,829
Diluted earnings per share (Chilean pesos)		0,540		0.500

e)       Other Comprehensive Income

		As of December 31,
	2009	2010	2011
	MCh$	MCh$	MCh$

Exchange differences on translation - New York Branch
Gains (losses) on exchange differences on translation, before tax	(1,284)	(1,014)	1,238
Reclassification adjustments on exchange differences on translation, before tax	-	-	-
Other comprehensive income, before tax, exchange differences on translation	(1,284)	(1,014)	1,238

Financial instruments available - for - sale
Gains (losses) on remeasuring financial instruments available - for - sale, before tax	(7,580)	4,836	(1,258)
Reclassification adjustments on financial instruments available - for - sale, before tax	-	-	-
Other comprehensive income, before tax, financial instruments available - for - sale	(7,580)	4,836	(1,258)

Cash flow hedges
Gains (losses) on cash flow hedges, before tax	-	-	(2,576)
Reclassification adjustments on cash flow hedges, before tax	-	-	-
Amounts removed from equity and included in carrying amount of non - financial asset (liability) whose
acquisition or incurrence was hedged highly probable forecast transaction, before tax	-	-	-
Other comprehensive income, before tax, cash flow hedges	-	-	(2,576)

Hedges of net investment in foreing operations
Gains (losses) on hedges of net investments in foreingn operations, before tax	-	963	(1,264)
Reclassification adjustments on hedges of net investments in foreign operations, before tax	-	-	-
Other comprehensive income, before tax, hedges of net investments in foreign operations	-	963	(1,264)

Other comprehensive income, before tax	(8,864)	4,785	(3,860)

Income tax relating to components of other comprehensive income
Income tax relating to financial instruments available - for - sale	1,289	(822)	759
Income tax relating to hedges of net investments in foreign operations of other comprehensive
income	-	(164)	220
Aggregated income tax relating to components of other comprehensive income	1,289	(986)	979

Other comprehensive income, net of tax	(7,575)	3,799	(2,881)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

f)  Non - Controlling interest:

This item reflects the net amount of the subsidiaries’ net equity attributable to equity instruments which do not belong to the Bank either directly or indirectly, including the part that has been attributed to income for the period.

The non controlling interest in the subsidiaries’ equity is summarized as follows:
2010
Subsidiaries	Non-controlling	Equity	Net income	Other Comprehensive Income	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$

SMU CORP S.A.	49.00%	2,943	(977)	-	(977)

2011
Subsidiaries	Non-controlling	Equity	Net income	Other Comprehensive Income	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$

SMU CORP S.A.	49.00%	2,609	(1,824)	-	(1,824)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 23 -	INTEREST INCOME AND EXPENSE

a)	The composition of interest income and adjustments for the years ended December 31, 2009, 2010 and 2011 is as follows:
	As of December 31,
	2009			2010			2011
	Interests	Adjustments (1)	Total	Interests	Adjustments (1)	Total	Interests	Adjustments (1)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal Portfolio
Obligations under repurchase agreements	2,342	(608)	1,734	2,876	746	3,622	3,016	18	3,034
Loans and receivables to banks	408	-	408	729	-	729	2,983	-	2,983
Commercial loans	208,321	(31,275)	177,046	158,281	21,177	179,458	238,510	50,507	289,017
Mortgage Loans	32,910	(9,922)	22,988	44,677	22,512	67,189	48,043	39,930	87,973
Consumer Loans	82,107	(831)	81,276	73,937	275	74,212	67,839	1,702	69,541
Financial investments	18,926	(6,391)	12,535	24,425	11,931	36,356	24,347	20,750	45,097
Other interest income	949	(2)	947	1	2,382	2,383	5,747	904	6,651
Subtotals	345,963	(49,029)	296,934	304,926	59,023	363,949	390,485	113,811	504,296

Impaired loan portfolio
Interest Recovery
Commercial loans	11,425	(561)	10,864	15,406	2,152	17,558	14,276	3,351	17,627
Mortgage Loans	875	(439)	436	1,679	626	2,305	1,326	842	2,168
Consumer Loans	5,904	(23)	5,881	2,634	1,193	3,827	4,510	21	4,531
Financial investments	-	-	-	-	-	-	-	-	-
Other Income on interest	-	-	-	-	-	-	-	-	-
Subtotals	18,204	(1,023)	17,181	19,719	3,971	23,690	20,112	4,214	24,326

Total interest income	364,167	(50,052)	314,115	324,645	62,994	387,639	410,597	118,025	528,622

b)	The detail of suspended interest income recognition on the impaired loan portfolio for the years ended December 31, 2009, 2010 and 2011 is the following:

	As of December 31
	2009			2010			2011
	Interests	Adjustments (1)	Total	Interests	Adjustments (1)	Total	Interests	Adjustments (1)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	3,813	109	3,922	5,807	473	6,280	5,667	962	6,629
Mortgage Loans	721	379	1,100	1,110	662	1,772	1,568	1,292	2,860
Consumer Loans	36	(1)	35	9	3	12	4	7	11
Financial investments	-	-	-	-	-	-	-	-	-
Totals	4,570	487	5,057	6,926	1,138	8,064	7,239	2,261	9,500

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

c)	The detail of interest expenses for the years ended December 31, 2009, 2010 and 2011 is the following:

	2009			2010			2011
	Interests	Adjustments (1)	Total	Interests	Adjustments (1)	Total	Interests	Adjustments (1)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand Deposits	(10)	22	12	(19)	(40)	(59)	(15)	(82)	(97)
Obligations under repurchase agreements	(4,633)	153	(4,480)	(4,959)	(54)	(5,013)	(8,148)	(315)	(8,463)
Deposits and Time Deposits	(102,375)	11,855	(90,520)	(77,103)	(8,873)	(85,976)	(193,555)	(11,062)	(204,617)
Borrowings from financial institutions	(11,445)	-	(11,445)	(7,324)	-	(7,324)	(8,466)	-	(8,466)
Debt issued	(31,189)	18,050	(13,139)	(39,861)	(22,901)	(62,762)	(56,435)	(52,147)	(108,582)
Other financial obligations	(1,280)	481	(799)	(795)	(413)	(1,208)	(604)	(525)	(1,129)
Hedge accounting gains(losses)	(2)	(177)	(179)	-	(892)	(892)	-	(1,404)	(1,404)
Other interest expenses	-	(177)	(177)	48	(43)	5	(2,864)	-	(2,864)
Total Interest Expenses	(150,934)	30,207	(120,727)	(130,013)	(33,216)	(163,229)	(270,087)	(65,535)	(335,622)

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

NOTE 24 -	FEES AND INCOME FROM SERVICES

Fees and income from services and the related expenses for the years ended December 31, 2009, 2010 and 2011 are summarized as follows:

	As of December 31,
	2009	2010	2011
	MCh$	MCh$	MCh$
a) Income from fees and services
Lines of credit and overdrafts	5,168	9,098	7,740
Letters of credit and guarantees	4,084	4,789	4,460
Card services	8,290	9,068	10,602
Account administration	5,281	6,698	6,353
Collections, billings and payments	8,529	8,587	9,586
Management and brokerage commissions for securities	2,136	3,931	4,321
Investments in mutual funds and others	6,466	8,188	6,406
Insurance brokerage	6,897	7,930	8,161
Other fees earned	2,511	6,384	11,441
Other payments for services rendered	3,766	3,780	3,334

Total Income from fees and services	53,128	68,453	72,404

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

	For the Year Ended,
	2009	2010	2011
	MCh$	MCh$	MCh$
b) Expenses from services
Credit card transactions	(6,911)	(6,557)	(6,963)
Brokerage	(394)	(467)	(259)
Other paid commissions	(547)	(838)	(1,618)
Transaction processing	(863)	(1,495)	(2,184)
Contract Services for customer benefits	(531)	-	-
Foreign trade	(296)	(68)	(129)
Expenses on return commissions	(99)	(131)	(237)
Commissions related to Corpbanca's customer rewards program	(226)	(676)	(652)
Total expenses from services	(9,867)	(10,232)	(12,042)

The fees earned through transactions with letters of credit are recorded under “Interest income” within the consolidated statements of income.

NOTE 25 -	TRADING AND INVESTMENT INCOME

Trading and investment income recognized on the consolidated statements of income for the years ended December 31, 2009, 2010 and 2011 is as follows:

	For the Year Ended,
	2009	2010	2011
	MCh$	MCh$	MCh$

Trading instruments	2,612	6,856	13,109
Derivative financial instruments	(26,124)	(14,327)	79,994
Other financial investments at fair value with effect on gain (losses)	(107)	942	(1,364)
Financial investments available-for-sale	27,021	(3,288)	6,403
Profit on bank-issued time deposit repurchase	1,827	450	82
Loss on bank-issued time deposit repurchase	(697)	(44)	(7)
Other	31	1	(472)

Total trading and investment income, net	4,563	(9,410)	97,745

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 26 -	NET FOREIGN EXCHANGE INCOME (LOSSES)

This item includes the income earned from foreign currency trading, the differences arise from converting monetary items in a foreign currency to the functional currency and those generated by non-monetary assets in a foreign currency at the time of their divestiture.

The detail of net foreign exchange gains (losses) for the years ended December 31, 2009, 2010 and 2011 is as follows:

	As of December
	2009	2010	2011
	MCh$	MCh$	MCh$
Gains (losses) of foreign currency exchange differences
Net gains (losses) of foreign currency exchange positions	51,208	45,700	(7,219)
Other foreign currency exchange gains(losses)	1,097	(26)	3,257

Subtotals	52,305	45,674	(3,962)

Net earnings on exchange rate adjustments
Adjustments to loan to customers	(4,150)	(775)	835
Adjustments to investment instruments	-	-	3,048
Adjustments to other liabilities	1,480	318	(331)
Foreign exchange gains (losses) on hedging derivatives	-	(606)	(26,373)

Subtotals	(2,670)	(1,063)	(22,821)

Total	49,635	44,611	(26,783)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 27 -	PROVISION FOR LOAN LOSSES

The changes in provision for loan losses recorded on the income statement for the years ended December 31, 2009, 2010 and 2011 is as follows:

		For the year ended December 31, 2009
		Loans and receivables from customers
	Loans and receivables from banks	Commercial loans	Mortgage Loans	Consumer Loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Established provision:
Individual Analysis	(6)	(33,669)	-	(826)	(34,501)
Group Analysis	-	(13,885)	(2,185)	(55,632)	(71,702)

Charge to income for provisions established	(6)	(47,554)	(2,185)	(56,458)	(106,203)

Released provisions:
Individual Analysis	25	11,509	-	25	11,559
Group Analysis	-	2,596	213	7,348	10,157

Credit to income for provisions released	25	14,105	213	7,373	21,716

Recovery of assets previously written-off	-	1,776	111	11,329	13,216

Net charge to income	19	(31,673)	(1,861)	(37,756)	(71,271)

		For the year ended December 31, 2010
		Loans and receivables from customers
	Loans and receivables from banks	Commercial loans	Mortgage Loans	Consumer Loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Established provision:
Individual Analysis	(196)	(31,414)	-	(2)	(31,612)
Group Analysis	-	(10,883)	(3,341)	(47,505)	(61,729)

Charge to income for provisions established	(196)	(42,297)	(3,341)	(47,507)	(93,341)

Released provisions:
Individual Analysis	13	12,349	-	1	12,363
Group Analysis	-	5,825	119	7,974	13,918

Credit to income for provisions released	13	18,174	119	7,975	26,281

Recovery of assets previously written-off	-	2,726	90	11,893	14,709

Net charge to income	(183)	(21,397)	(3,132)	(27,639)	(52,351)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

		For the year ended December 31, 2011
		Loans and receivables from customers
	Loans and receivables from banks	Commercial loans	Mortgage Loans	Consumer Loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Established provision:
Individual Analysis	(141)	(52,997)	-	(1)	(53,139)
Group Analysis	-	(17,037)	(3,669)	(35,021)	(55,727)

Charge to income for provisions established	(141)	(70,034)	(3,669)	(35,022)	(108,866)

Released provisions:
Individual Analysis	150	39,063	-	1	39,214
Group Analysis	-	8,072	441	8,407	16,920

Credit to income for provisions released	150	47,135	441	8,408	56,134

Recovery of assets previously written-off	19	1,787	574	9,598	11,978

Net charge to income	28	(21,112)	(2,654)	(17,016)	(40,754)

NOTE 28 -	PERSONNEL SALARIES EXPENSES

Personnel salaries expenses for the years ended December 31, 2009, 2010 and 2011 are as follows:

	As of December 31
	2009	2010	2011
	MCh$	MCh$	MCh$

Personnel remunerations	(36,369)	(40,462)	(46,382)
Bonuses and gratifications/awards	(19,619)	(21,132)	(19,508)
Severance indemnities	(5,303)	(5,215)	(3,600)
Training Expenses	(493)	(718)	(832)
Other personnel expenses	(3,949)	(3,507)	(6,139)

Total	(65,733)	(71,034)	(76,461)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 29 -	ADMINISTRATION EXPENSES

Administration expenses for the years ended December 31, 2009, 2010 and 2011 are as follows:

	As of December 31,
	2009	2010	2011
	MCh$	MCh$	MCh$

Maintenance and repair of fixed assets	(1,585)	(1,693)	(2,095)
Office rentals	(5,466)	(5,853)	(6,831)
Equipment rentals	(2,128)	(2,216)	(2,279)
Insurance premiums	(415)	(256)	(988)
Office supplies	(914)	(906)	(879)
IT and communications expense	(2,938)	(3,067)	(3,867)
Lighting, heating and other services	(2,603)	(2,565)	(2,628)
Security Service and transportation of securities	(1,146)	(1,433)	(1,379)
Public relations expense and staff travel expenses	(939)	(977)	(1,672)
Legal and Notary Costs	(164)	(161)	(169)
Technical report fees	(7,339)	(7,279)	(7,956)
Professional services fees	(581)	(643)	(592)
Securities classification fees	(54)	(96)	(181)
Fines	(115)	(17)	(16)
Other administration expenses	(6,425)	(7,915)	(10,865)
Subtotal	(32,812)	(35,077)	(42,397)

Subcontracted services	(4,449)	(3,288)	(4,399)
Data processing	(2,023)	(2,534)	(3,212)
Sales	(65)	(56)	(66)
Loan valuation	(1,596)	(104)	(274)
Others	(765)	(594)	(847)

Board of Directors Expenses	(186)	(564)	(784)
Remunerations	(186)	(564)	(784)
Other Board of Directors expenses	-	-	-

Marketing and advertising	(4,553)	(5,021)	(4,411)

Real estate taxes, contributions and levies	(2,592)	(2,843)	(3,150)
Real estate taxes	(287)	(293)	(282)
Patents	(521)	(549)	(686)
Other taxes	(25)	(53)	(25)
Contributions to SBIF	(1,759)	(1,948)	(2,157)

Total	(44,592)	(46,793)	(55,141)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 30 -	DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	Depreciation and amortization expenses for the years ended December 31, 2009, 2010 and 2011 are as follows:

	For the years ended December 31,
	2009	2010	2011
	MCh$	MCh$	MCh$
Depreciation and amortization
Depreciation of property, plant and equipment (Note 13)	(4,278)	(4,805)	(4,806)
Amortization of intangibles assets (Note 12)	(2,032)	(2,312)	(2,655)

Balances as of December 31,	(6,310)	(7,117)	(7,461)

b)	Impairment losses for the years ended December 31, 2009, 2010 and 2011 are detailed below:

	For the years ended December 31,
	2009	2010	2011
	MCh$	MCh$	MCh$

Impairment of financial investments available-for-sale	-	-	-
Impairment of financial investments held-to-maturity	-	-	-
Impairment of property, plant and equipment	(144)	(427)	-

Total	(144)	(427)	-

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 31 -	OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income

The detail of other operating revenue is as follows:

	As of December 31,
	2009	2010	2011
	MCh$	MCh$	MCh$

Revenues for assets received in lieu of payment
Gain on sales of assets received in lieu of payment	1,160	859	872
Others	-	-	416

Subtotal	1,160	859	1,288

Contingency provisions released
Other contingency provisions	-	77	156

Subtotal	-	77	156

Other Revenues
Gain on sales of property, plant and equipment	5	557	17
Gain on sale of investment in other companies	77	-	3,192

Subtotal	82	557	3,209

Other income	260	558	952
Leasing contributions revenue	1,187	1,594	1,016
Other operating income -Subsidiaries	1,073	3,123	854
Gain on sales of leasing assets	661	645	1,048
Other operating income -Leasing	378	754	820
Revenues from leasing loans expenses recovered	286	665	164

Subtotal	3,845	7,339	4,854

Total	5,087	8,832	9,507

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

b)	Other operating expenses

Other operating expenses for the years ended December 31, 2009, 2010 and 2011 are the following:

	As of December 31,
	2009	2010	2011
	MCh$	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
- Provisions for assets received in lieu of payment	(246)	(27)	(229)
- Maintenance expenses of assets received in lieu of payment	(210)	(357)	(115)

Subtotal	(456)	(384)	(344)

Contingency provisions
- Other contingency provisions	(1,532)	(1,360)	(1,657)

Subtotal	(1,532)	(1,360)	(1,657)

Other expenses
- Other expenses	(3,900)	(5,568)	(11,642)

Subtotal	(3,900)	(5,568)	(11,642)

Total	(5,888)	(7,312)	(13,643)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 32 -	RELATED PARTY TRANSACTIONS

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

Transactions that the Bank entered into with related parties as of December 31, 2010 and 2011 are specified below:

a)	Loans granted to related parties

Loan granted to related parties as of December 31, 2010 and 2011 are as fol1ows:

2010	Operating Companies	Holding Companies	Individuals(1)
	MCh$	MCh$	MCh$
Loans and receivables to customers:
Commercial loans	117,043	2,466	306
Mortgage Loans	-	-	4,184
Consumer Loans	1	-	1,931
Loans and receivables to customers - gross	117,044	2,466	6,421
Provision for loan losses	(291)	(4)	(16)
Loans and receivables to customers, net	116,753	2,462	6,405

Other	1,240	-	-

2011	Operating Companies	Holding Companies	Individuals(1)
	MCh$	MCh$	MCh$
Loans and receivables to customers:
Commercial loans	83,374	2,509	1,012
Mortgage Loans	-	-	6,105
Consumer Loans	4	-	819
Loans and receivables to customers - gross	83,378	2,509	7,936
Provision for loan losses	(5,866)	-	(7)
Loans and receivables to customers, net	77,512	2,509	7,929

Other	8,930	-	-

(1)	Includes debt obligations that are equal to or greater than MCh$66.9 (UF3,000) indexed-liked units of account, equivalent to MCh$62.8 as of December 31, 2010.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

b)	Other transactions with related parties

During the years ended December 31, 2010 and 2011, the Bank entered into the fol1owing transactions with related parties for amounts exceeding UF1,000.

As of December 31, 2010:
Company	Description		Balance Asset (Liability)	Effect on Statement of Income
		Notes		Income	(expense)
			MCh$	MCh$	MCh$
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs		-	-	2,445
Transbank S.A.	Credit Card processing		-	-	2,110
Corp Group Interhold S.A.	Management advisory services		-	-	1,931
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing		-	-	922
Redbanc S.A.	Automatic teller machine administration		-	-	800
Recaudaciones y Cobranzas S.A.	Office rent and credit collection		-	-	792
Proservicen S.A.	Advertising services		-	-	372
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office rent		-	-	226
Inmobiliaria e Inversiones San Francisco Ltda.	Financial advisory services		-	-	174
Asesorías Santa Josefina Ltda.	Financial advisory and management services		-	-	146
Inmobiliaria e Inversiones Boquiñeni Ltda.	Financial advisory services		-	-	66
Empresa Periodística La Tercera S.A.	Advertising services		-	-	36
SMU S.A., Rendic Hnos S.A.	Prepaid rent for space for ATMs	15	22,739	-	15
Imobiliaria e Inversiones B y F Limitada	Financial advisory services		-	-	712

As of December 31, 2011:
Company	Description		Balance Asset (Liability)	Effect on Statement of Income
		Notes		Income	(expense)
			MCh$	MCh$	MCh$
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs		-	-	2,357
Transbank S.A.	Credit Card processing		-	-	2,367
Corp Group Interhold S.A.	Management advisory services		-	-	1,993
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing		-	-	900
Redbanc S.A.	Automatic teller machine administration		-	-	1,442
Recaudaciones y Cobranzas S.A.	Office rent and credit collection		-	-	985
Proservicen S.A.	Advertising services		-	-	1,032
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office rent		-	-	281
Inmobiliaria e Inversiones San Francisco Ltda.	Financial advisory services		-	-	177
Asesorías Santa Josefina Ltda.	Financial advisory and management services		-	-	151
Inmobiliaria e Inversiones Boquiñeni Ltda.	Financial advisory services		-	-	58
Empresa Periodística La Tercera S.A.	Advertising services		-	-	244
Inmobiliaria e Inversiones B y F Limitada	Financial advisory services		-	-	1,441
SMU S.A., Rendic Hnos S.A.	Prepaid rent for space for ATMs	15	22,022	-	1,447

These transactions were carried out at normal market prices prevailing at the day of the transactions.

In accordance with IAS 24, the relationship of all listed companies in the above table falls under the category “other related parties”.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

c) Other assets and liabilities with related parties

As of December 31, 2011:
Company	Description	Balance Asset (Liability)	Effect on Statement of Income
			Income	(expense)
		MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	-	-	2,203

As of December 31, 2010:
Company	Description	Balance Asset (Liability)	Effect on Statement of Income
			Income	(expense)
		MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	-	-	133

d)	Other assets and liabilities with related parties

	As of December 31,
	2010	2011
	MCh$	MCh$
ASSETS
Derivative financial instruments	16,744	19,780

LIABILITIES
Derivative financial instruments	288	97
Demand deposits	2,189	14,713
Deposits and other time deposits	20,482	14,060

e)	Operating income /expenses from related party transactions

	As of December 31,
	2009		2010		2011
Type of recognized income or expense	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	4,223	427	5,743	412	7,466	3,194
Income and expenses on fees and services	288	11	160	6	769	(2)
Gain and loss on trading	-	-	-	-	-	-
Gain and Loss on other financial transactions	-	-	-	-	-	-
Foreign currency exchanges	-	-	-	-	-	-
Operating support expense	-	10,305	-	10,035	-	13,434
Other income and expense	-	-	-	-	1	-
Total	4,511	10,743	5,903	10,453	8,236	16,626

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

f)	Contracts with related parties

2010

Company	Description

Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs
Transbank S.A.	Credit card processing
Corp Group Interhold S.A.	Management advisory services
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing
Redbanc S.A.	Automatic teller machine administration
Recaudaciones y Cobranzas S.A.	Office rent and credit collection
Proservicen S.A.	Promotional services
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office rent
Inmobiliaria e Inversiones San Francisco Ltda.	Financial advisory services
Asesorías Santa Josefina Ltda.	Financial advisory and management service
Fundación Corpgroup Centro Cultural	Donations
Inmobiliaria e Inversiones Boquiñeni Ltda.	Financial advisory services
Empresa Periodística La Tercera S.A.	Advertising services
Inmobiliaria e Inversiones B y F Limitada	Financial advisory services
SMU S.A., Rendic Hnos S.A.	Rental of ATM’s locations

2011

Company	Description

Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs
Transbank S.A.	Credit card processing
Corp Group Interhold S.A.	Management advisory services
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing
Redbanc S.A.	Automatic teller machine administration
Recaudaciones y Cobranzas S.A.	Office rent and credit collection
Proservicen S.A.	Promotional services
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office rent
Inmobiliaria e Inversiones San Francisco Ltda.	Financial advisory services
Asesorías Santa Josefina Ltda.	Financial advisory and management service
Fundación Corpgroup Centro Cultural	Donations
Inmobiliaria e Inversiones Boquiñeni Ltda.	Financial advisory services
Empresa Periodística La Tercera S.A.	Advertising services
Inmobiliaria e Inversiones B y F Limitada	Financial advisory services
SMU S.A., Rendic Hnos S.A.	Rental of ATM’s locations

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

g)	Remunerations to members of the board and key management personnel

Remunerations paid to key management personnel are sets forth in table below:

	2010	2011
	MCh$	MCh$

Short term employee remuneration	14,231	15,588
Severance indemnities	1,534	1,098

Total	15,765	16,686

2011

For the year ended December 31, 2011, the members of the Board of Directors received remuneration for MCh$713.

For the year ended December 31, 2011, the members of the Directors Committee and Audit Committee received remunerations for MCh$92.

The total remuneration paid to key management personnel of the Bank for the year ended December 31, 2011 was MCh$13,608.

In addition, and as established in our Bonus Policy as established jointly by the Division Management - Human Resources and Development and the Chief Executive Officer, certain bank executives were paid bonuses based on the completion of goals.

2010

For the year ended December 31, 2010, the members of the Board of Directors received remuneration for MCh$328.

For the year ended December 31, 2010, the members of the Directors Committee and Audit Committee received remunerations for MCh$148.

The Directors of subsidiary companies did not receive any remuneration during the years ended December 31, 2010.

The total remuneration paid to key management personnel of the Bank for the year ended December 31, 2010 was MCh$13,755.

In addition, and as established in our Bonus Policy as established jointly by the Division Management - Human Resources and Development and the General Manager, certain bank executives were paid bonuses based on the completion of goals.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

h)	Key management personnel

As of December 31, 2010 and 2011, the composition of the Bank’s key management personnel is as follows:

	Number of Executives
Position	2010	2011

Directors	44	44
Chief Executive Officers	8	7
Division Managers	13	12
Department Managers	77	76
Deputy Managers	125	120

i)	Transactions with key management personnel

During 2009, 2010 and 2011 transactions with key personnel were carried out as follows:

	Income
	MCh$
	2009	2010	2011

Credit Cards	26	31	28
Consumer loans	10	26	62
Commercial loans	35	13	45
Mortgages loans	36	244	445

NOTE 33 -	FINANCIAL ASSETS AND LIABILITIES MEASURED AT ESTIMATED FAIR VALUE

The estimated fair value of an asset or liability is the amount for which an asset could be exchanged and liability could be settled between knowledgeable, willing parties in an arm’s length transaction. The most objective and reference of the estimated fair value of an asset or liability is the price that would be paid in an organized and transparent market (“quoted price” or “market price”).

For financial assets and financial liabilities for which there is no active market price available, fair value is estimated by using recent similar transactions and, in the absence thereof, current values or other valuation techniques based on mathematical valuation models that have been sufficiently verified by the international financial community and pertinent regulatory bodies. These models take into account the specific features of the asset or liability to be valued and the different types of risks associated to the asset or liability.

These fair value assessments are subjective by nature, since their price estimation is based on a number of assumptions having an original given nature. For that reason, the fair value estimation process is affected by the variables that the assumptions are targeted to, such as interest rates, prepayment options and covenants. Thus, it is possible that such a fair value estimate might not entirely relate to independent prices. However, they represent the best estimates available in many cases.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

Determination of the estimated fair value of financial instruments

A summary of the estimated fair value of the main financial assets and liabilities as of December 31, 2010 and 2011 is detailed below, including those that have not been presented at fair value in these Financial Statements.

		2011			2010
	Notes	Carrying Amount	Estimated Fair Value	Difference (loss)/gain	Carrying Amount	Estimated Fair Value	Difference (loss)/gain
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	4	265,747	265,747	-	202,339	202,339	-
Cash in the process of collection	4	96,230	96,230	-	79,680	79,680	-
Trading portfolio financial assets	5	166,039	166,039	-	197,580	197,580	-
Obligations under repurchase agreements	6	23,251	23,251	-	75,676	75,676	-
Derivative financial instruments	7	248,982	248,982	-	204,067	204,067	-
Loans and receivables to banks	8	304,098	304,442	-	63,998	63,998	-
Loans and receivables to customers	9	6,711,995	6,711,945	-	5,364,980	5,469,983	105,003
Financial investments available-for-sale	10	843,250	843,250	-	746,248	746,248	-
Financial investments held-to- maturity	10	21,962	21,835	(127)	-		-
LIABILITIES
Current accounts and demand deposits	16	682,720	682,720	-	612,064	612,064	-
Cash in the process of collection	4	36,948	36,948	-	41,525	41,525	-
Obligations under repurchase agreements	6	130,549	130,549	-	189,350	189,350	-
Time deposits and saving accounts	16	4,824,378	4,826,737	2,359	3,700,454	3,639,847	(60,607)
Derivative financial instruments	7	166,872	166,872	-	175,261	175,261	-
Borrowings from financial institutions	17	663,626	687,883	24,257	503,692	522,103	18,411
Debt issued	18	1,522,773	1,480,306	(42,467)	1,215,435	1,323,193	107,758
Other financial obligations	18	20,053	20,053	-	23,660	24,525	865

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

b)	Cash in the process of collection, trading instruments, available for sale investment instruments, held-to-maturity investments, resale agreements, and securities loans

The estimated fair value of these financial instruments was determined by using quoted market prices, available dealer quotes, or market prices of financial instruments with similar characteristics or valuation models. Obligations under repurchase agreements that mature in less than one year are considered to have a fair value which is not materially different from their book value. For fair value estimates of debt investment or values representing debt, included within these items, we take into account variables and additional inputs; to the extent they are applicable, including estimated prepayment rates and issuers’ credit risk.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

c)       Loans and accounts receivables to customers and banks

For floating-rate loans that re-price frequently and have no significant change in credit risk, the estimated fair values are based on their carrying values. The estimated fair-values for certain mortgage loans, credit card loans, and other consumer loans are based on quoted market prices of similar loans, adjusted for differences in loan characteristics. Fair values of commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of contingent loans are estimated using discounted cash flow analyses, derived from the liquidation of underlying guarantees, as applicable (or from other sources of payment), at an estimated discount rate.

d)       Deposits, other foreseeable obligations and term captures

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

e)       Issued debt instruments, bank obligations, and other financial obligations

Fair values for these financial instruments are estimated using discounted cash flow analyses, using interest rates currently being offered for incremental current loans with similar types of loan agreements, with similar maturities.

f)       Financial instruments included in other assets

Fair values for these financial instruments are estimated using discounted cash flow analyses, based on discount rates implicit in transactions that generated these balances, which are similar to comparable instruments with similar risk assessments.

g)       Financial derivative contracts

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

The financial assets and liabilities recognized at fair value in the financial statements are classified according to the following order of hierarchy:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Bank has the ability to access at the measurement date: Central Bank securities, time deposit in Ch$ and Adjustable in less than a year.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly: derivative agreement on currency and interest rate (forward in foreign currency, IPC Swap, libor swap etc.), Corporate Bonds, Bank notes.

Level 3: Inputs are unobservable inputs for the asset or liability: The hierarchy level used to clarify the estimates, its based on the lowest significant level input for the fair value to its totality.  The following table presents the assets and liability which are measured at fair value on a recurrent base as of December 31, 2011 and 2010.

		Fair Value Measurement at reporting date using
December 31, 2010	Notes	Fair Value Amount	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
ASSETS
Trading securities	5	197,580	88,085	109,495	-
Available-for-sale securities	10	746,248	584,041	162,207	-
Derivatives	7	204,067	-	204,067	-
Total		1,147,895	672,126	475,769	-

LIABILITIES
Derivatives	7	175,261	-	175,261	-
Total		175,261	-	175,261	-

		Fair Value Measurement at reporting date using
December 31, 2011	Notes	Fair Value Amount	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
ASSETS
Trading securities	5	166,039	166,039	-	-
Available-for-sale securities	10	843,250	692,005	151,245	-
Derivatives	7	248,982	-	216,008	32,974
Total		1,258,271	858,044	367,253	32,974

LIABILITIES
Derivatives	7	166,872	-	159,964	6,908
Total		166,872	-	159,964	6,908

For the years ended December 31, 2010 and 2011 there have been no reclassifications between levels as shown above.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 34 -	RISK MANAGEMENT

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
Board of Directors’ Committee

The purpose of the Board of Directors’ Committee is to strengthen self-regulation within the Bank, enabling a more efficient Board performance by developing control work of all its activities. To this effect, among other functions, it is responsible for reviewing the accounting and financial reports of transactions with related parties and the remuneration and compensation plan systems for Managers and Senior Executives. At a Board Meeting on August 30, 2011, it was agreed that this Committee take over in addition to its own functions  those which, in accordance with current regulations are the responsibility of   the Audit Committee, calling themselves then the  "Board of Directors – Audit Committee.”

Credit Committees

These committees are comprised of executives belonging to the Management Offices of Business, Risk, and/or Directors, having as their main purpose the resolution of different operations and their respective conditions, which represent credit risks for the Bank. In addition, the Executive Committee, our highest recourse authority, assesses eventual amendments, modifications, and/or updates to our Credit Policies.

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
As of December 31, 2010 and 2011

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

In response to our client’s trust and recognition, which are determining factors in the success of our institution, all employees and Officers must carefully ensure that trust, through the strict compliance with the Code of General Conduct adopted in 2008 by the Management and Auditors’ Committee.

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
As of December 31, 2010 and 2011

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

Watch List Portfolio

To safeguard the quality of the loan portfolio, the Bank has established that the debtor Watch List must include the following types of portfolios, depending on the type of problems that affect them :

-	Special Watch Portfolio
-	Default Portfolio

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

Portfolios in WL, in addition, are reviewed by the Watch List Committee, which is comprised by the Division Manager for Companies Credit Risk and/or the Credit Risk Managers, the Asset Rating and Control Manager, and the Business Area Managers, according to the following schedule:

Every 4 months	Debtor review under the following strategies:
	V1		Exit
	V2		Guaranty
	V3		Reduce

Every 6 months	V4	Follow-up
Every 2 months	V5	Structured Exit
In the event the loan remains unpaid,

The WL Committee conducts special surveillance reviews of all debtors with debts in excess of MCh$50 million.
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
As of December 31, 2010 and 2011

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
V4

Debtors with a structured payment plan. A defined payment plan for the full debt, needing only control of timely paid installments.	V5

Satisfactory Asset Debtors. Debtors who have exited the system due to satisfactorily complying with the action plans agreed.	V6

Variables that determine the classification of a Watch List asset

1.       Through an analysis of warning signs, that could include:

·	Debtor Warning Signs

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

Continued renewal requests
Continued internal overdrafts
Payment defaults for 30 days in the Financial System and/or Defaulted Portfolio
Challenged documents

2.       Debtor Risk Rating.

Client merits rating A6 classification or worse,

3.       Debtor Analysis

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

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

The Asset Rating and Control Management Office is the only body that can amend, modify or exclude a client from the Watch List.

How is a client excluded from the Watch List.

Upon request to the committee, which reviews the background and either approves or rejects.

How is the Business Area notified of Committee resolutions.

Through a minute issued by the Asset Rating and Control Management Office.

Portfolio in default

Includes any portfolio managed by the Regularization Management Office. Notwithstanding its rating, any client who has a rating that is equal to or less than seven on a scale of 1 to 10, as well as any client who has defaulted on a payment, must be transferred to the Regularization Management Office.

On a monthly basis, the Asset Rating and Control Management Office evaluates and ensures compliance with the aforementioned provision.

This portfolio is reviewed on a monthly basis by a Committee comprised of the Chief Executive Officer, the Division Manager for Companies Credit Risk, the Regularization Manager, the Regularization Sub-manager, and the Asset Rating and Control Manager.

The Asset Rating and Control Management Office’s analysts review the portfolios by analyzing the information provided through the Debtors Classification Sheet.

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
As of December 31, 2010 and 2011

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

Maximum Exposure to Credit Risk

The following table presents the distribution, by financial asset, of our maximum exposure to credit risk, as of December 31, 2010 and 2011, for different balance sheet components, including derivatives, and without deducting security interests in personal or real property or other credit improvements.

		Maximum exposure
	Notes	2011	2010
		MCh$	MCh$

Loans and receivables from banks	8	304,098	63,998
Loans and receivables from customers	9	6,711,945	5,364,980
Derivative financial instruments	7	248,982	204,067
Obligations under repurchase agreements	6	23,251	75,676
Financial investments available-for-sale	10	843,250	746,248
Financial investments held-to-maturity	10	21,962	-
Other assets	17	102,775	104,207
Contingent loans	21	1,791,586	1,052,282

Total		10,047,849	7,611,458

For further detail on maximum credit risk exposure and concentration by financial security type, please refer to the specific Notes.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

An analysis of credit risk concentration by industry of financial securities follows:

		2011			2010
	Notes	Maximum gross exposure	Maximum net exposure	%	Maximum gross exposure	Maximum net exposure	%
		MCh$	MCh$		MCh$	MCh$

Manufacturing		520,757	513,996	10.00%	443,477	435,762	11.01%
Mining		274,008	270,451	5.26%	96,298	94,623	2.39%
Electricity, gas and water		433,749	428,118	8.32%	247,523	243,217	6.14%
Agriculture and Livestock		213,651	210,877	4.10%	156,951	154,220	3.90%
Forestry and wood extraction		39,280	38,770	0.75%	41,585	40,862	1.03%
Fishing		68,395	67,507	1.31%	58,347	57,332	1.45%
Transport		164,447	162,312	3.15%	163,237	160,397	4.05%
Communications		35,867	35,401	0.69%	43,350	42,596	1.08%
Construction		599,519	591,735	11.50%	457,376	449,419	11.35%
Commerce		454,144	448,248	8.71%	352,848	346,709	8.76%
Services		2,178,272	2,149,992	41.78%	1,936,250	1,904,956	48.05%
Others		233,307	228,588	4.43%	31,999	31,442	0.79%

Subtotal	9	5,215,396	5,145,995	100%	4,029,241	3,961,535	100%
Consumer Loans	9	423,121	400,405		407,315	379,743
Mortgage Loans	9	1,175,928	1,165,545		1,032,639	1,023,702

Total		6,814,445	6,711,945		5,469,195	5,364,980

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
As of December 31, 2010 and 2011

Credit quality by financial asset class

With regard to the quality of credits, these are described consistent with the standards issued by the Superintendence for Banks and Financial Institutions. A detail by credit quality is summarized as follows:

December 31, 2010

	Individual Portfolio										Group Portfolio
											Normal	Impaired	Total	General Total
	A1 MCh$	A2 MCh$	A3 MCh$	A4 MCh$	A5 MCh$	A6 MCh$	B1 MCh$	B2 MCh$	Impaired MCh$	Total MCh$	MCh$	MCh$	MCh$	MCh$

Loans and receivables to banks	8,604	–	41,920	12,857	777	–	–	–	29	64,187	–	–	–	64,187

Loans and receivable to customers Commercial loans:
General Commercial loans	76,742	38,027	1,239,111	897,967	727,483	–	–	–	115,575	3,094,905	205,482	67,104	272,586	3,367,491
Foreign Trade loans	–	–	48,093	72,944	69,549	–	–	–	51,998	242,584	17,063	1,329	18,392	260,976
Lines of credit and overdrafts	–	–	1,044	5,691	17,652	–	–	–	1,133	25,520	21,069	5,773	26,842	52,362
Factored receivables	461	–	16,871	9,360	32,156	–	–	–	1,615	60,463	4,354	1,799	6,153	66,616
Leasing contracts	–	22,349	18,569	61,219	117,040	–	–	–	30,495	249,672	20,174	10,689	30,863	280,535
Other outstanding loans	–	–	73	40	267	–	–	–	12	392	833	36	869	1,261
Subtotal Commercial loans	77,203	60,376	1,323,761	1,047,221	964,147	–	–	–	200,828	3,673,536	268,975	86,730	355,705	4,029,241

Consumer loans	–	–	–	–	–	–	–	–	–	–	381,235	26,080	407,315	407,315

Mortgage loans	–	–	–	–	–	–	–	–	–	–	999,636	33,003	1,032,639	1,032,639

Total loans and receivable to customers	77,203	60,376	1,323,761	1,047,221	964,147	–	–	–	200,828	3,673,536	1,649,846	145,813	1,795,659	5,469,195

Financial investments	–	–	–	–	–	–	–	–	–	–	–	–	–	–

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

December 31, 2011

	Individual Portfolio										Group Portfolio
	Normal Portfolio						Impaired Portfolio				Normal Portfolio	Impaired Portfolio
	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Total			Total	General Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and receivables to banks	200,028	36,851	67,701	42	-	-	-	-		304,622	-	-	-	304,622

Loans and receivable to customers
Commercial loans:
General Commercial loans	236,229	1,002,989	1,227,123	1,039,390	439,597	9,011	14,203	4,594	73,174	4,046,310	231,295	68,126	299,421	4,345,731
Foreign Trade loans	-	53,245	93,925	144,847	36,568	7,432	357	-	42,190	378,564	8,151	2,266	10,417	388,981
Lines of credit and overdrafts	-	1,299	5,526	245	1,066	1	49	4	135	8,325	4,008	1,166	5,174	13,499
Factored receivables	-	8,755	28,677	36,988	15,308	290	54	-	356	90,428	2,647	1,951	4,598	95,026
Leasing contracts	-	11,495	16,698	106,405	89,018	592	2,439	-	37,655	264,302	19,428	9,996	29,424	293,726
Other outstanding loans	-	171	42	519	125	12	-	2	22	893	77,281	259	77,540	78,433
Subtotal Commercial loans	236,229	1,077,954	1,371,991	1,328,394	581,682	17,338	17,102	4,600	153,532	4,788,822	342,810	83,764	426,574	5,215,396

Consumer loans										-	398,364	24,757	423,121	423,121

Mortgage loans										-	1,141,396	34,532	1,175,928	1,175,928

Total loans and receivable to customers	236,229	1,077,954	1,371,991	1,328,394	581,682	17,338	17,102	4,600	153,532	4,788,822	1,882,570	143,053	2,025,623	6,814,445
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

The past due analysis by financial asset class is as follows:

	December 31, 2010
	1-29 days	30-89 days	90 days or more	Total
	MCh$	MCh$	MCh$	MCh$

Loans and receivables from banks	-	-	-	-
Loans and receivables from customers:
Commercial loans	5,846	5,277	37,633	48,756
Mortgage loans	622	590	6,711	7,923
Consumer loans	1,364	2,323	2,507	6,194
Financial investments	-	-	-	-
Total	7,832	8,190	46,851	62,873

	December 31, 2011
	1-29 days	30-89 days	90 days or more	Total
	MCh$	MCh$	MCh$	MCh$

Loans and receivables from banks	-	-	-	-
Loans and receivables from customers:
Commercial loans	6,233	8,823	38,326	53,382
Mortgage loans	806	736	5,974	7,516
Consumer loans	2,007	1,648	2,079	5,734
Financial investments	-	-	-	-
Total	9,046	11,207	46,379	66,632

The fair value of the guarantees over defaulted but not damaged assets was MCh$143,855 as of December 31, 2010 and MCh$163,604 as of December 31, 2011.

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
As of December 31, 2010 and 2011

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

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

The following tables details assets and liabilities by currency as of December 31, 2010 and 2011:

					Sterling	Other
As of December 31, 2010	Notes	US$	Euro	Yen	pound	currencies	UF	Pesos	TC	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Cash and due from bank	4	73,966	7,433	89	-	413	-	120,438	-	202,339
Cash in the process of collection	4	16,765	810	1,648	532	1	-	59,924	-	79,680
Trading portfolio financial assets	5	1,922	-	-	-	-	45,666	149,992	-	197,580
Obligations under repurchase agreements	6	1,792	-	-	-	-	11,869	62,015	-	75,676
Derivative financial instruments	7	24,213	-	-	-	-	-	179,854	-	204,067
Loans and receivables to banks	8	64,023	-	-	-	-	-	(25)	-	63,998
Loans and receivables to customers	9	613,904	896	-	71	-	2,220,718	2,519,514	9,877	5,364,980
Financial investments available-for-sale	10	17,955	-	-	-	-	515,450	212,843	-	746,248
Financial investments held-to-maturity	10	-	-	-	-	-	-	-	-	-
Investments in other companies	11	-	-	-	-	-	-	3,583	-	3,583
Intangibles	12	174	-	-	-	-	-	12,922	-	13,096
Property, plant and equipment	13	98	-	-	-	-	-	53,332	-	53,430
Current income tax provision	14	-	-	-	-	-	-	-	-	-
Deferred income taxes	14	1,138	-	-	-	-	-	20,818	-	21,956
Other Assets	15	5,748	-	-	-	-	8	98,451	-	104,207
Total Assets		821,698	9,139	1,737	603	414	2,793,711	3,493,661	9,877	7,130,840

Current accounts and demand deposits	16	(70,243)	(6,688)	-	(508)	(39)	(2,108)	(532,478)	-	(612,064)
Cash in the process of collection	4	(12,512)	(701)	(88)	(10)	(214)	-	(28,000)	-	(41,525)
Obligations under repurchase agreements	6	(10,213)	-	-	-	-	(4,946)	(174,191)	-	(189,350)
Time deposits and saving accounts	16	(590,730)	(609)	-	-	-	(371,817)	(2,737,297)	(1)	(3,700,454)
Derivative financial instruments	7	(19,504)	-	-	-	-	-	(155,757)	-	(175,261)
Borrowings from financial institutions	17	(462,896)	(13,387)	-	(71)	-	-	(27,287)	(51)	(503,692)
Debt issued	18	(83,328)	-	-	-	-	(1,131,913)	(194)	-	(1,215,435)
Other financial obligations	18	-	-	-	-	-	(14,412)	(4,959)	(4,289)	(23,660)
Current income tax provision	15	-	-	-	-	-	-	(7,168)	-	(7,168)
Deferred income taxes	14	-	-	-	-	-	-	(21,244)	-	(21,244)
Provisions	19	(862)	-	-	-	-	-	(66,870)	-	67,732
Other Liabilities	20	(454)	-	-	-	-	-	(20,544)	-	(20,998)
Total Liabilities		(1,250,742)	(21,385)	(88)	(589)	(253)	(1,525,196)	(3,788,004)	(4,341)	(6,578,583)

Net Assets (liabilities)		(429,044)	(12,246)	1,649	14	161	1,268,515	(296,745)	5,536	552,257
Contingent loans	21	193,731	3,684	4,469	254		201,628	648,517	-	1,052,282

Net asset (liability) position		(235,313)	(8,562)	6,118	268	161	1,470,143	51,772	5,536	1,604,564

As of December 31, 2010
Total Assets		821,698	9,139	1,737	603	414	2,793,711	3,491,259	9,877	7,130,840
Total Liabilities		(1,250,742)	(21,385)	(88)	(589)	(253)	(1,525,196)	(3,788,004)	(4,341)	(6,444,843)
Net Assets (liabilities)		(429,044)	(12,246)	1,649	14	161	1,268,515	(296,745)	5,536	552,282
Contingent loans	21	193,731	3,684	4,469	254	-	201,628	648,517	-	1,052,282
Net asset (liability) position		(235,313)	(8,562)	6,118	268	161	1,470,143	349,290	5,536	1,604,564

The analysis, by contractual maturity, of assets and liabilities can be found in Note 35.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

As of December 31, 2011					Sterling	Other
	Notes	US$	Euro	Yen	pound	currencies	UF	Pesos	TC	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Cash and due from bank	4	186,339	3,429	38	44	270	-	75,627	-	265,747
Cash in the process of collection	4	45,217	853	-	1,936	24	-	48,200	-	96,230
Trading portfolio financial assets	5	1,810	-	-	-	-	13,806	150,423	-	166,039
Obligations under repurchase agreements	6	172	-	-	-	-	984	22,095	-	23,251
Derivative financial instruments	7	118,094	-	-	-	-	-	130,888	-	248,982
Loans and receivables to banks	8	104,445	-	-	-	-	-	199,653	-	304,098
Loans and receivables to customers	9	1,148,263	6,184	-	146	-	2,959,001	2,590,812	7,539	6,711,945
Financial investments available-for-sale	10	7,162	-	-	-	-	471,511	330,625	33,952	843,250
Financial investments held-to-maturity	10	10,382	-	-	-	-	11,580	-	-	21,962
Investments in other companies	11	-	-	-	-	-	-	3,583	-	3,583
Intangibles	12	161	-	-	-	-	-	12,078	-	12,239
Property, plant and equipment	13	115	-	-	-	-	-	57,110	-	57,225
Current income tax provision	14	-	-	-	-	-	-	6,278	-	6,278
Deferred income taxes	14	651	-	-	-	-	-	24,429	-	25,080
Other Assets	15	8,195	334	38	38	210	45	93,915	-	102,775
Total Assets		1,631,006	10,800	76	2,164	504	3,456,927	3,745,716	41,491	8,888,684

Current accounts and demand deposits	16	98,593	2,404	-	1,942	80	2,822	576,879	-	682,720
Cash in the process of collection	4	14,718	414	-	-	4	-	21,812	-	36,948
Obligations under repurchase agreements	6	672	-	-	-	-	1,699	128,178	-	130,549
Time deposits and saving accounts	16	763,984	333	-	-	-	336,693	3,723,367	1	4,824,378
Derivative financial instruments	7	66,582	-	-	-	-	441	99,849	-	166,872
Borrowings from financial institutions	17	656,497	7,019	-	146	-	-	(36)	-	663,626
Debt issued	18	-	-	-	-	-	1,478,388	44,385	-	1,522,773
Other financial obligations	18	-	-	-	-	-	11,443	5,781	2,829	20,053
Current income tax provision	14	-	-	-	-	-	-	-	-	-
Deferred income taxes	14	-	-	-	-	-	-	25,352	-	25,352
Provisions	19	1,841	-	-	-	-	-	40,189	-	42,030
Other Liabilities	20	1,369	-	-	-	-	2,060	27,552	-	30,981
Total Liabilities		1,604,256	10,170	-	2,088	84	1,833,546	4,693,308	2,830	8,146,282

Net Assets (liabilities)		26,750	630	76	76	420	1,623,381	947,592	38,661	742,402
Contingent loans	21	387,909	5,213	3,741	73			447,058	-	1,791,586

Net asset (liability) position		414,659	5,843	3,817	149	420	1,623,381	1,394,650	38,661	2,533,988

As of December 31, 2011
Total Assets		1,631,006	10,800	76	76	504	3,456,927	3,745,716	38,661	8,888,684
Total Liabilities		1,604,256	10,170	-	2,088	84	1,833,546	4,693,308	2,830	8,146,282
Net Assets (liabilities)		26,750	630	76	76	420	1,623,381	3,745,716		2,533,988
Contingent loans	21	387,909	5,213	3,741	73	-	-	1,394,650	-	1,791,586
Net asset (liability) position		414,659	5,843	3,817	149	420	1,623,381	5,140,366	38,661	2,533,988

The analysis, by contractual maturity, of assets and liabilities can be found in Note 35.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

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
As of December 31, 2010 and 2011

Market Risk

Represents the risk of losses related to adverse changes in market prices corresponding to assets and financial liabilities.  This risk is closely related to the volatility of the market (interest market rates, exchange rates, and prices) and to its negative impact in the value of the assets and liabilities.

It is classified by:

Interest Rate

Represents risk of losses caused by adverse shifts in interest rates over time. This is generated by increases in the yield curve or decreases in the yield curve with respect to the risk free performance. These shifts have an impact on long and short term results.

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

Two sources of risk are identified:

Endogenous: risk situations caused by controllable corporate decisions:

·	High liquidity reached by reduced liquid assets or mismatches of material assets and liabilities.

·	Low diversification or high concentration of financial and commercial assets according to issuer, maturity, and risk factors.

·	Deficient management of security hedges flows or credit in terms of hedging efficiency, correlation between changes in value, sensitivity ratios of hedged items, and derivatives, among others.

·	Adverse corporate reputational effects that result in lack of or non-competitive access to financing.

Exogenous: risk situations caused by shifts in financial markets and which are not within our control:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

·	Extreme unexpected shifts or corrections/events in local and international markets.

·	Regulatory changes, intervention by currency authorities, among others.

PRINCIPLES OF MANAGEMENT

Corpbanca and its subsidiaries have established a set of business principles that ensure the proper functioning of the management of financial risks:

• CorpBanca and its subsidiaries manage their own portfolios in line with corporate levels of tolerance to the level of market risk, their standards of liquidity, profitability and annual plans.

• Business is conducted in accordance with established policies, appropriate boundaries, standards of conduct, procedures and controls clearly delegated authority and in compliance with laws and regulations.

• The non-proprietary and proprietary portfolios should be managed in a manner consistent with the definitions made by management, avoiding concentrations of risk that could have an adverse effect on their income or financial position.

• The organizational structure of CorpBanca and its subsidiaries ensures effective separation of duties, so investing activities, monitoring, accounting, risk management and measurement are performed and reported independently.

• The aim of the process of managing market risk is to identify, measure and manage risk / return ratio, within established risk tolerance, ensuring that these activities are conducted with appropriate safeguards.

• CorpBanca and its affiliates regularly monitor its exposure to market extreme movements and consider these results to the establishment and review of policies and limits for taking risk in their portfolios.

• The business areas are responsible for managing proprietary positions within approved limits and provide the General Manager and Board explanations of any breach of limits as to amount, terms and / or conditions.

• Products and their limits are subject to Board approval. The limits should be reviewed at least annually.

• CorpBanca and its affiliates may invest in new products and participate in their markets only after it has made a full assessment of the activity to determine if it is within the tolerated risk level and the objectives and business plans and have established appropriate controls and limits the activity.

• Limits, terms and conditions set should be monitored daily and independently of the areas that originate and administer, and any excess must be reported no later than the next day.

• The models used for financial reporting and risk measurement are verified and approved independently.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

ORGANIZATIONAL STRUCTURE AND CORPORATE GOVERNANCE

Board and CAPA

The group is a modern financial institution in defining the role of the Board with the various investment committees specialized in making financial decisions.

The Board of Directors is ultimately responsible for financial management with the responsibility to ensure a comprehensive manner for internal and regulatory compliance to shareholders.

The Bank’s Board has delegated making financial decisions to the Asset and Liability Committee (CAPA), the latter being the highest authority on financial matters for the Bank.

The CAPA is composed of the two Vice Presidents of the Bank’s Board, a Director, General Manager of the Bank, and International Finance Division Manager, Planning Division Manager, Control and Risk Management, Finance Manager and Risk Manager (financial).

The CAPA  makes the financial decisions that the organization embodies. This Committee is responsible for generating the policy framework governing the management of financial risks in accordance with the guidelines established by the Board and the existing rules as to review of  the macroeconomic and financial risks assumed and the results obtained.

As part of the Bank's financial institutions, there are specialized committees in the implementation of financial strategies in which lies the responsibility of daily and weekly monitoring of the baseline scenario (TPM awards for liquidity, inflation, etc.), balance of risks and performance strategies: Journal Committee, Committee of Balance Sheet, Liquidity Committee, Committee for Proprietary Positions and Customer Committee.

International and Treasury Division

The International and Treasury Division is responsible for providing the necessary resources to the business areas in order to ensure a healthy structure of financing and liquidity.  Likewise, it must generate income through the development of financial solutions in treasury and foreign commerce products for clients in our different segments.

We have established different interrelated specialized units, through which investment and financing decisions are reached.  These units not only support our business pillars, but also constitute units of business that determine the profitability of invested capital, complementing our traditional banking business.

Balance Sheet Management

The Bank has a unit responsible for liquidity management, in Finance and International Division, whose mandate is to efficiently manage mismatches between assets and liabilities, securing permanent financing and competitive assets as well as to secure the timely payment of obligations and compliance with regulatory margins at all times.

Additionally, the Bank has a unit responsible for managing the balance mandated to efficiently manage the Bank's balance sheet, ensuring the sustainable generation of net interest income by way of managing the risk of inflation and interest rates.

The Bank's assets consist of mortgage loans (mainly denominated fixed rate), commercial loans, consumer loans (including overdrafts and cards) and education credits.

The Bank's liability structure comprises mainly of demand deposits, time deposits from retail and wholesale customers, which mostly have a maturity of less than one year. The liability structure also includes a portion of long-term and senior subordinated debt.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

The Bank manages its balance sheet in order to maximize net income from fees and maintaining a ratio of deposits for which no interest is paid on time deposits to  short-term deposits, providing loans for longer periods to take advantage of  the slope of the yield curve within the context of financial risk management to be arranged by senior management.

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

Financial Risk Management

The Bank has a Financial Risk Management Office(under the Management Division for Planning and Control), the main purpose of which is to identify, measure, and control financial risks, by permanently informing upper management of risk profiles and by anticipating scenarios that may compromise our short, medium or long term financial situation.

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

MEASUREMENT TOOLS: MARKET RISK

The market risk measurement is based on universally accepted tools to use and measurements: Value at Risk, Sensitivity of Net Interest Income and Financial Margin among others, supplemented with stress testing market risk scenarios that analyze hypothetical and historical scenarios.

Value at Risk

The Bank uses models of "Value at Risk" (VaR) to quantify the market risk of portfolios of Trading: Owner and Market Making. Through these measures, the currency risk, interest rate and inflation inherent in trading activities is monitored.

Annually, we review and establish the limits of VaR in both portfolios and Financial Risk Management is responsible for calculating and reporting on its use. Trading Owner: 250 million CLP Trading Market Making: 450 million CLP.

The VaR is calculated using a historical simulation confidence level of 95% and a moving timeframe of 300 days.

As of December 31, 2011, VaR reached a value of 48 million CLP and 258 million CLP for the areas of Trading Owner and Trading Market Making respectively, with average of 80 million CLP and 267 million CLP.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

Additionally, the Bank contrasts the predictive quality of the VaR model using a) Test of the frequency of excess b) Test of the first overage. At the end of December both tests realized a good level of fit.

Net Interest margin and Market value sensitivity

We use net interest margin sensitivity and market value sensitivity to quantify the interest rate risk of the balance sheet.

Both measures include total assets and liabilities in the balance sheet with exception of the Trading Portfolios.

Interest rate sensitive items are represented:

·	On a contractual basis in the case of fixed income products
·	Next date of repricing in the case of floating rate products

The following non paid assets and cost-free liabilities are registered as non-interest-rate-sensitive:

·	Cash flow
·	Other assets and liabilities
·	Deteriorated loans
·	Provisions
·	Capital and reserves

Changes in equity are determined by assuming a parallel shift of 100 pbs under interest rate structures. The calculation is made separately for national currency and foreign currency (USD and the rest of the currencies).  The total risk is the sum of the absolute value of both items.

Stress Testing

The Financial Risk Management Office develops, and regularly informs the A&L Committee, stress test results that include parallel and non-parallel shifts in the yield curve, volatility shocks and historical scenarios among others.

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

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

EXHIBITION DETAILS

Currency risk

The Bank is exposed to exchange rate movements that are expressed or indexed to its financial positions and cash flows. Annually, the board sets limits for levels of net exposure by currency at the end of the day, which is monitored daily by Financial Risk Management.

The foreign currency balance sheet (excluding derivatives) at the end of December 2011 can be seen in the following table:

Table 1: Balance of Money, in millions of pesos.

Interest rate risk

The Bank is exposed to volatility in the structure of market interest rates. As a result of changes in interest rates, margins may increase, but can also be reduced and even cause losses in the event that adverse movements are in force.

The Board sets limits to the effects of mismatches in the banking book (which includes all positions that are not for trading) on the margin and on the economic value of its assets, compliance with which must be reported monthly to the Superintendency of banks and Financial Institutions.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

The following table shows the structural exposure of interest rate assets and liabilities at their periods of change or renewal. Otherwise the expiration dates of the transactions (consolidated figures) are used.

Table 2: Exposure of the Book of Business (Banking). Figures in Millions of Pesos.

Table 3: Term structure, Book of Business Assuming that assets and financial liabilities at  December 31, 2011 remain to maturity without any action by the Bank to alter the exposure to interest rate risk, an immediate and sustained increase in market interest rates of 1 % during expiration would reduce net income by approximately MCh$68,208.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

Market risk (Trading Book)

Market risks arise from exposures to interest rate risk positions and prices in trading and currency risk on global positions.

The Central Bank of Chile establishes a regulatory limit for the sum of the interest rate risk on positions for trading (including derivatives) and the currency risk. The Bank, individually, should keep under those limits and report weekly to the Superintendency of Banks and Financial Institutions on their positions in risk and compliance with these limits. The Bank must also report monthly to the SVS risk on positions in consolidated subsidiaries and branches abroad.

The regulatory limit established that the regulatory capital must be sufficient to cover the sum of 8% of risk weighted assets for credit and market risk. As of December 31, 2011, exposure to interest rate risk trading book MCh$22,182 was for the currency risk MCh$742 and MCh$991 for optionality risk.

Table 4: Figures for the bank, in Pesos.

MEASUREMENT TOOLS: LIQUIDITY RISK

The tools used to measure and control liquidity risk are:

-Mismatches accumulated at different times
-Coverage Ratios: Current assets / liabilities
-Concentration of depositors
-Liquidity Stress Testing

Finally, on the basis of continuous monitoring, the Bank reviews all aspects of the liquidity management process in light of potential risks to which it is exposed in this area. The liquidity contingency planning is an integral component of this review, and aims to provide a framework for establishing appropriate actions in event of a liquidity crisis. For this purpose the bank has a "Liquidity Contingency Plan" which is reviewed and approved annually by the Board and CAPA.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

Accumulated mismatches reported to December 31, 2011 are as follows:

Term	7 Days	15 Days	30 Days	60 Days	90 Days	180 Days	360 Days	>> 360 Days	Total Bands
Liabilities without maturity	-233,629	-	-	-13,415	-	-439,824	-	-	-686,868
Unconditional Money-Term Savings	-195	-278	-278	-2,027	-	-	-	-	-2,778
Giro term savings Deferred	-121	-237	-237	-297	-297	-475	-4,273	-	-5,937
Liabilities to Central Bank	-	-60,614	-	-	-	-	-	-	-60,614
Lines with the Central Bank	-	-	-	-	-	-	-	-	-
Interbank and covenants	-	-	-	-	-	-	-	-	-
Lines with domestic banks	-	-	-	-	-	-	-	-	-
Deposits and repos	-398,262	-331,075	-775,432	-940,785	-806,081	-762,561	-806,585	-126,992	-4,947,773
correspondent banks	-17,121	-829	-7,172	-114,226	-45,882	-96,439	-202,112	-20,415	-504,195
Credit lines with foreign banks	-	-	-	-	-	-	-	-	-
Liabilities Lyrics	-7,058	-	-	-2,824	-	-6,894	-13,679	-199,454	-229,910
Long-term debt	-10,781	-5,613	-	-5,283	-	-10,925	-77,098	-1,799,132	-1,908,833
other Liabilities	-76,490	-61	-	-36,868	-100	-490	-3,805	-11,474	-129,289
Other lines of credit	-	-	-	-	-	-	-	-	-
Box Outputs	-743,659	-398,707	-783,119	-1,115,725	-852,360	-1,317,608	-1,107,552	-2,157,467	-8,476,196
Funds available	459,421	-	-	-	-	-	-	-	459,421
Financial Investments (Trading and Available for Sale)	522,430	229,005	85,187	-	-	-	-	-	836,622
Interbank loans	-	-	-	-	-	-	-	-	-
Lines with domestic banks	-	-	-	-	-	-	-	-	-
Commercial loans without credit lines	201,884	166,379	397,856	407,463	383,103	826,741	1,117,352	1,544,092	5,044,871
Overdraft lines of credit and commercial	-2,636	-2,942	-1,784	-1,438	-1,544	-1,637	-	-	-11,981
Consumer loans without credit lines	10,322	10,495	17,113	19,469	18,365	52,783	89,970	231,599	450,117
Overdraft lines of credit and consumption	-563	-1,493	1,077	-147	-98	-147	-	-	-1,370
Housing mortgage loans	1,461	9,331	2,907	13,248	13,148	39,580	77,648	1,566,922	1,724,244
Term Financial Investments	-	1,042	-	-	-	-	1,020	10,719	12,780
Other credit transactions or commitments without lines of cre	107,994	-	-	-	-	-	-	-	107,994
Other lines of credit	-	-	-	-	-	-	-	-	-
Derivative contracts	702	2,075	1,458	7,907	1,446	6,009	2,063	23,179	44,839
Cash Check	1,301,016	413,892	503,815	446,503	414,420	923,329	1,288,053	3,376,510	8,667,539
Static Cash Flows	557,358	15,185	-279,305	-669,223	-437,940	-394,278	180,502	1,219,043	
Cumulative Cash Flows	557,358	572,543	293,238	-375,985	-813,924	-1,208,203	-1,027,701	191,342	

	Total 30 Days	Total 90 days
Regulatory limit	725,845	1,451,691
Clearance Regulations	1,019,083	637,766

Table 5: Accumulated mismatches. Figures in Millions of Pesos.

COUNTERPARTY RISK

As a result of our client activity, we have counterparty exposures generated by the probability that our debtors default on their payments with respect to financial derivative agreements, as originally agreed.  We set levels of credit risk by setting limits to the concentration of such risk in individual debtors, groups of debtors, and country and industry segments.  Such risks are under permanent review by the Risk Division, and the limits per debtor, groups of debtors, products, and industry and country, are reviewed and approved at least once a year by our Board of Directors and our Senior Risk Committees.

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

Operational Risk

CorpBanca adopts the Basel Committee’s definition of operational risk, which is presented below:

“The risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events”.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

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

For its operational risk management, CorpBanca has established and imposed an appropriate structure of responsibilities, which is detailed below:

OPERATIONAL RISK MANAGEMENT ROLES AND RESPONSIBILITIES

Board of Directors

The Board of Directors must ensure that the management mechanisms used to manage operational risk, such as the definition of roles and responsibilities, are consistent with the guidelines laid out by our shareholders on this subject.

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

Division Management

The Division Management areas are in charge of managing operational risk within their respective divisions.  Their responsibilities, among others, include:

·	Implementing operational risk policy in their respective business units.
·	The more significant operational risk management responsibilities within their respective divisions include the following activities:
▪	Risk awareness.
▪	Risk assessment (both qualitative and quantitative).
▪	Risk improvement.
▪	Providing direct support in the monitoring of their business unit’s operational risk.

I.	Operational Risk Management Process

The CorpBanca Operational Risk Management model takes into account the following activities or roles:

Creation of Risk Awareness

1 Training and communication

Communicating and providing ongoing training with respect to the threats faced by our business, along with business-oriented training, are crucial to meeting objectives.  Operational risks assessment is based on identifying potential threats to the business process, assessing their impact, and conducting a subsequent evaluation of the controls needed to mitigate operational risk.

2 Assessment

Operational risks assessment is based on identifying potential threats to the business process, assessing their impact, and conducting a subsequent evaluation of the controls needed to mitigate operational risk.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

3 Improvement

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

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

For the year s ended December 31, 2010 and 2011 the ratio of assets and risk weighted assets is as follows:

	Notes	Consolidated Assets		Risk-Weighted Assets
		2011	2010	2011	2010
		MCh$	MCh$	MCh$	MCh$
In-Balance Assets (net of provisions):
Cash and deposits in banks	4	265,747	202,339	-	-
Cash in the process of collection	4	96,230	79,680	29,338	26,619
Trading portfolio financial assets	5	166,039	197,580	46,149	48,456
Obligations under repurchase agreements	6	23,251	75,676	23,251	52,931
Derivative financial instruments 1		559,847	204,067	396,927	278,157
Loans and receivables from banks	8	304,098	63,998	93,861	63,998
Loans and receivables from customers, net	9	6,711,945	5,364,980	6,264,216	4,973,749
Financial investments available-for-sale	10	843,250	746,248	142,059	50,819
Financial investments held-to-maturity	10	21,962	-	21,962	-
Investments in other companies	11	3,583	3,583	3,583	3,583
Intangible assets	12	12,239	13,096	12,240	13,096
Property, plant and equipment, net	13	57,225	53,430	57,223	53,429
Current taxes	14	6,278	-	628	-
Deferred income taxes	14	25,080	21,956	2,508	2,196
Other assets	15	102,775	104,207	102,775	104,207
Off-Balance sheet assets:
Contingent loans		744,672	503,362	446,803	302,017

Total risk-weighted assets		9,944,221	7,634,202	7,643,523	5,973,257

		Amount		Ratio
		2011	2010	2011	2010
		MCh$	MCh$

Basic Capital		739,793	549,314	7.44%	7.19%
Effective Equity		1,118,908	801,412	14.64%	13.42%

(1) Value items presented as Credit Risk Equivalent, according to the provisions of Chapter 12-1 "Equity for statutory and regulatory impact purposes" of the Superintendency of Banks and Financial Institutions.

b)	As of December 31, 2011, the bank includes among its objectives, policies and management processes, the following information:

-	In consolidated terms, the bank holds a total equity of MCh$739,793 (MCh$549,314).
-	In 2011, capital gains were made and capitalization of retained earnings as described in Note 22.
-	At a regulatory level, the Bank closed the year 2011 with a Basic capital of 7.44% (7.19% in 2010), while the Effective Equity was 14.64% (13.42% in 2010).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 35 -	MATURITY OF ASSETS AND LIABILITIES

a) Maturity of financial assets

Below are the main financial assets grouped according to their remaining terms, including interest accrued as of December 31, 2010 and 2011.  As these are trading or available-for-sale securities, they are included at fair value and under the term at which they may be sold.

		As of December 31, 2010
	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Trading portfolio financial assets	5	58,602	19170	34,495	85,313	-	-	197,580
Obligations under repurchase agreements	6	75,676	-	-	-	-	-	75,676
Derivative financial instruments	7	15,492	10,323	60,280	-	62,942	55,030	204,067
Loans and receivables from banks	8	5,033	9582	8,411	40,972	-	-	63,998
Loans and receivables from customers(*)	9	645,475	437,825	889,695	1,133,393	969,719	1,226,000	5,302,107
Commercial loans		601,542	414,327	754,970	887,936	766,156	487,763	3,912,694
Mortgage loans		7,735	1,608	32,986	91,995	146,503	736,077	1,016,904
Consumer Loans		37,239	21,890	101,739	153,462	57,060	2,160	373,550
Financial investments available-for-sale	10	20,297	1,901	64,082	433,304	166,201	60,463	746,248
Financial investments held-to-maturity	10	-	-	-	-	-	-	-
(*) Excluding the amounts for which the maturity date has expired, totaling MCh$62,873 as of December 31, 2010.

		As of December 31, 2011
	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Trading portfolio financial assets	5	24,551	15,915	100,032	13,472	6,299	5,770	166,039
Obligations under repurchase agreements	6	19,360	1,344	864	1,683	-	-	23,251
Derivative financial instruments	7	16,526	31,953	39,665	30,473	66,273	64,092	248,982
Loans and receivables from banks	8	217,124	22,836	10,241	17,379	36,518	-	304,098
Loans and receivables from customers(*)	9	597,076	495,860	1,107,380	1,274,972	1,542,713	1,627,312	6,645,313
Commercial loans		556,368	462,281	969,521	998,917	1,320,132	785,394	5,092,613
Mortgage loans		2,012	7,557	32,330	106,697	168,890	840,543	1,158,029
Consumer Loans		38,696	26,022	105,529	169,358	53,691	1,375	394,671
Financial investments available-for-sale	10	66,861	76,586	191,473	224,834	247,624	35,872	843,250
Financial investments held-to-maturity	10	11,122	-	1,777	2,960	5,190	913	21,962

(*) Excluded the amounts for which the maturity date has expired, totaling MCh$66,632 as of December 31, 2011.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

b)	Maturity of financial liabilities

Below are the main financial liabilities grouped according to their remaining terms, including interest accrued to December 31, 2010 and 2011:

		As of December 31, 2010
	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Obligations under repurchase agreements	6	189,350	-	-	-	-	-	189,350
Time deposits and saving accounts (*)	16	1,739,972	1,132,833	655,365	148,996	710	13,912	3,691,788
Derivative financial instruments	7	21,191	33,105	116,668	50,597	(50,380)	4,080	175,261
Borrowings from financial institutions	17	173,494	29,469	221,820	78,909	-	-	503,692
Debt issued	18	7,383	4,281	122,701	218,861	211,349	650,860	1,215,435

(*) Exclude term savings accounts totaling MCh$8,666 during 2010.

		As of December 31, 2011
	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Obligations under repurchase agreements	6	61,271	15,151	53,057	1,070	-	-	130,549
Time deposits and saving accounts (*)	16	1,955,951	1,482,915	1,281,733	79,164	821	15,087	4,815,671
Derivative financial instruments	7	12,689	25,121	33,841	29,975	37,697	27,549	166,872
Borrowings from financial institutions	17	79,992	132,937	430,619	20,078	-	-	663,626
Debt issued	18	6,615	3,762	88,905	172,023	553,156	698,312	1,522,773

(*) Exclude term savings accounts totaling MCh$8,707 during 2011.

NOTE 36 -	LEASING

The following table reflects the maturity of leasing contracts as of December 31, 2010 and 2011.

		As of December 31
		2010	2011
		Net Leasing	Net Leasing
	Notes	MCh$	MCh$

Up to 1 month		11,054	12,392
From 1 month to 3 months		13,168	14,957
From 3 months to 1 year		55,897	60,557
From 1 year to 3 years		89,603	95,458
From 3 years to 6 years		42,292	42,630
Over 6 years		66,221	64,256
Total	10	278,235	290,250

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 37 -	FOREIGN CURRENCY POSITION

Assets and liabilities denominated in foreign currencies or indexed to changes in exchange rates are summarized below:

	Payable in		Payable in
	Foreign currency		Chilean Peso (*)		Total
	31.12.11	31.12.10	31.12.11	31.12.10	31.12.11	31.12.10
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

ASSETS
Cash and deposits in from banks	366,264	175,087	-	-	366,264	175,087
Cash in the process of collection	92,528	42,233	-	-	92,528	42,233
Trading portfolio financial assets	3,486	4,109	-	-	3,486	4,109
Financial investments available-for-sale	13,795	38,383	65,409	-	79,204	38,383
Obligations under repurchase agreements	330	3,831	-	-	330	3,831
Derivative financial instruments	227,505	51,761	-	-	227,505	51,761
Loans and receivables from customers and banks	2,224,309	1,314,445	14,524	21,115	2,238,833	1,335,560
Other assets	16,984	12,286	-	-	16,984	12,286
Intangibles	312	372	-	-	312	372
Property, plant and equipment	217	208	-	-	217	208
Deferred income taxes	1,254	2,434	-	-	1,254	2,434
TOTAL ASSETS	2,946,984	1,645,149	79,933	21,115	3,026,917	1,666,264

LIABILITIES
Current accounts and demand deposits	198,466	165,628	-	-	198,466	165,628
Cash in the process of collection	29,158	28,911	-	-	29,158	28,911
Obligations under repurchase agreements	1,293	21,833	-	-	1,293	21,833
Time deposits and saving accounts	1,472,443	1,264,139	1	1	1,472,444	1,264,140
Derivative financial instruments	128,268	41,695	-	-	128,268	41,695
Borrowings from financial institutions	1,278,536	1,018,330	-	109	1,278,536	1,018,439
Debt issued	-	178,134	-	-	-	178,134
Other financial obligations	-	-	5,449	9,169	5,449	9,169
Deferred income taxes	-	-	-	-	-	-
Provisions	3,550	1,843	-	-	3,550	1,843
Other Liabilities	2,639	970	-	-	2,639	970
TOTAL LIABILITIES	3,114,353	2,721,483	5,450	9,279	3,119,803	2,730,762

*	Includes transactions expressed in foreign currencies payable in pesos or adjustable transactions due foreign currency exchange rate.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2011

NOTE 38 -	SUBSEQUENT EVENTS

At the Board Meeting held on January 24, 2012, Mr. Fernando Massú Tare appointed as the CEO of CorpBanca, effective on February 6, 2012.

Additionally, Mr Massú resigned as Director to assume this new position; such resignation was accepted by the Board onthat date.

During the CorpBanca Annual Shareholders Meeting held on February 28, 2012, the shareholders approved the the distribution of 100% of profits for the year 2011, which amounted to $122,849,272,708, in the form of a dividend of $ 0.49 per share.

On March 30, 2012, the SBIF authorized CorpBanca to acquire Banco Santander Colombia S.A. and its subsidiaries “Santander Investment Valores Colombia, S.A.”, “Santander Investment Trust Colombia, S.A.” and “Agencia de Seguros Santander Ltda.”, subject to certain conditions.  The acquisition will be consummated in two steps.  In the first step, CorpBanca will acquire a 51.0% interest in Banco Santander Colombia’s shares, and in the second step CorpBanca will acquire an additional 43.9% interest in Banco Santander Colombia’s shares, as well as the shares of the following subsidiaries of Banco Santander Colombia: “Santander Investment Valores Colombia, S.A.”, “Santander Investment Trust Colombia, S.A.” and “Agencia de Seguros Santander Ltda.”

Pursuant to the authorization of the SBIF, prior to the first step of the transaction, CorpBanca must increase its capital by at least US$200.0 million.  The capital increase must result in a capital adequacy ratio of at least 10.0% on the date of the first step of the transaction and CorpBanca must maintain a capital adequacy ratio of at least 10.0% on the date of the second step of the transaction.  Additionally, CorpBanca must obtain authorization from the Chilean Central Bank and enter into a supervision agreement with the SBIF and the Colombian Finance Superintendency (Superintendencia Financiera Colombiana) before the first step of the transaction.

At the extraordinary Shareholders meeting held on April 10, 2012, CorpBanca’s shareholders approved a proposal by the Board of Directors to (i) cancel 16,593,912,327 shares that were authorized pursuant to the terms agreed at the extraordinary Shareholders meeting held on January 27, 2011, which were not subscribed, and (ii) increase the bank’s capital through the issuance of 48,000,000,000 shares to be subscribed and paid at the price, terms and other conditions determined by the Board of Directors, but in any case prior to April 10, 2013.

SMU CORP S.A.

On January 18, 2012, SMU CORP S.A. received communication from Mr. Mario Chamorro Carrizo, Director, addressed to Chairman of the Board of SMU Corp SA, communicating his resignation to its position as Director, effective on that date.

In the period between January 1 and 27, 2012, the issue date of these financial statements, there have been no other subsequent events that could materially affect the financial statements.

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS

At the extraordinary shareholders’ meeting held on February 28, 2012, the shareholders appointed the following new directors: Gustavo Arriagada Morales, Jorge Hechenleitner Afdams, Andres Garcia Lagos, Gerardo Schlotfedt Leiththon and Pablo de la Cerda Merino.

At the extraordinary Board of Directors Meeting held on April 18, 2012, the directors approved the appointment of Mrs. Lorena Cecilia Ramis Contzen as the new Chief Executive Officer with her mandate beginning on April 23, 2012.

Juan Vargas Matta	Cristián Canales Palacios
Accounting Manager	Gerente General (I)