Form 20-F/A
CORPBANCA/FI
filed 2012-05-16
CIK 1276671

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Claudia Alejandra Labbe Montevecchi, Telephone: +(562) 660 2699, Facsimile: +(562) 660 2476, Address: Rosario Norte 660, Las Condes, Santiago, Chile
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

[  ] Yes   [  ] No

-i-

EXPLANATORY NOTE

    This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011, which was originally filed with the Securities and Exchange Commission on April 30, 2012 (the "2011 Form 20-F"), is being filed to correct an error in the placement of an inappropriate and unsigned Attestation Report of the Registered Public Accounting Firm in Item 15, which is being replaced with the following information:

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Corpbanca

    We have audited the internal control over financial reporting of Corpbanca and subsidiaries (the "Bank") as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit.

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

    A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's  assets that could have a material effect on the financial statements.

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

Santiago, Chile

April 25, 2012

    This attestation report also inadvertently appears in Item 18 of the 2011 Form 20-F on page F-3 of our audited consolidated financial statements as of and for the fiscal year ended December 31, 2011.  The attestation report is hereby removed from Item 18 of the 2011 Form 20-F on page F-3.

-ii-

    Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred after the 2011 Form 20-F was originally filed.

SIGNATURE

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.

CORPBANCA

By:	/s/ Eugenio Gigogne Miqueles
Name:	Eugenio Gigogne Miqueles
Title:	Chief Financial Officer

Date:  May 16, 2012

-iii-