Form 20-F
period 2012-12-31
CORPBANCA/FI
filed 2013-05-15
CIK 1276671

ANNUAL REPORT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012

As filed with the Securities and Exchange Commission on May 15, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the fiscal year ended December 31, 2012

Commission file number 001-32305

CORPBANCA

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of principal executive offices)

Investor Relations, Telephone: +(562) 2660-2555, Facsimile: +(562) 2660-2476, Address: Rosario Norte 660, Las Condes, Santiago, Chile

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

3.125% Senior Notes due January 15, 2018

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

340,358,194,234

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

[ ] Yes [ ] No

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements preceded by, followed by or that include “believes,” “expects,” “intends,” “plans,” “projects,” “estimates” or “anticipates” and similar expressions. These statements appear throughout this Annual Report, including, without limitation, under “Item 3. Key Information—D. Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, are not based on historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control and include statements regarding our current intent, belief or expectations with respect to (1) our asset growth and financing plans, (2) trends affecting our financial condition or results of operations, (3) the impact of competition and regulations, (4) projected capital expenditures, and (5) liquidity. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements included in this Annual Report as a result of various factors (including, without limitation, the actions of competitors, future global economic conditions, market conditions, currency exchange rates and operating and financial risks), many of which are beyond our control. The occurrence of any such factors, not currently expected by us, would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	trends affecting our financial condition or results of operations,
•	changes in the participation of our shareholders or any other factor that may result in a change of control,
•	natural disasters,
•

changes in general economic, business, regulatory, political or other conditions in the Republic of Chile, or Chile, or the Republic of Colombia, or Colombia, or changes in general economic or business conditions in Latin America,

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Colombia, Chilean or Colombian companies or securities issued by Chilean companies,
•

the monetary and interest rate policies of the Central Bank of Chile (Banco Central de Chile), or the Central Bank of Chile, or the Central Bank of Colombia (Banco Central de Colombia), or the Central Bank of Colombia,

•	inflation or deflation,
•	unemployment,
•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms,
•	unanticipated turbulence in interest rates,
•	movements in currency exchange rates,
•	movements in equity prices or other rates or prices,
•	changes in Chilean, Colombian and foreign laws and regulations,
•	changes in Chilean or Colombian tax rates or tax regimes,
•	competition, changes in competition and pricing environments,
•	our inability to hedge certain risks economically,
•	the adequacy of our loss allowances, provisions or reserves,
•	technological changes,
•	changes in consumer spending and saving habits,
•	successful implementation of new technologies,
•	loss of market share,
•	changes in, or failure to comply with applicable banking, insurance, securities or other regulations,
•	difficulties in successfully integrating recent and future acquisitions into our operations,
•

our ability to successfully acquire Helm Bank S.A. and its consolidated subsidiaries, or Helm Bank, including satisfying all closing conditions and receiving the requisite regulatory approvals, and our ability to successfully integrate those businesses with ours, and

•	the other factors identified or discussed under “Item 3. Key Information—D. Risk Factors” in this Annual Report.

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

ENFORCEMENT OF CIVIL LIABILITIES

We are a banking corporation organized under the laws of Chile. None of our directors or executive officers are residents of the United States and a substantial portion of our assets and the assets of these persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or such persons or to enforce against them or us in the United States or other foreign courts, judgments obtained in the United States predicated upon the civil liability provisions of the federal securities laws of the United States.

No treaty exists between the United States and Chile for the reciprocal enforcement of judgments. Chilean courts, however, have enforced final judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, subject to the review in Chile of the United States judgment in order to ascertain whether certain basic principles of due process and public policy have been respected, without reviewing the merits of the subject matter of the case. If a United States court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this judgment in Chile will be subject to the obtaining of the relevant “exequatur” (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law in force at that time, and consequently, subject to the satisfaction of certain factors. Currently, the most important of these factors are the existence of reciprocity; the absence of any conflict between the foreign judgment and Chilean laws (excluding for this purpose the laws of civil procedure) and public policies; the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances; the absence of any further means for appeal or review of the judgment in the jurisdiction where judgment was rendered; the Chilean courts’ determination that the United States courts had jurisdiction; that service of process was appropriately served on the defendant and that the defendant was afforded a real opportunity to appear before the court and defend its case; and that enforcement would not violate Chilean public policy.

In general, the enforceability in Chile of final judgments of United States courts do not require retrial in Chile. However, there is doubt as to the enforceability in original actions in Chilean courts of liabilities predicated solely on the United States federal securities laws and as to the enforceability in Chilean courts of judgments of United States courts obtained in actions predicated solely upon the civil liability provisions of the federal securities laws of the United States. In addition, foreign judgments cannot be enforced in any way against properties located in Chile, which, as a matter of Chilean law, are subject exclusively to Chilean law and to the jurisdiction of Chilean courts. Chilean courts may enter and enforce judgments in foreign countries.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We are a Chilean bank and maintain our financial books and records in Chilean pesos and prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Unless otherwise indicated herein, as used hereafter IFRS refers to the standards issued by the IASB.

As required by local regulations, our consolidated financial statements filed with the Chilean Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras), also referred to as the SBIF, have been prepared in accordance with Chilean accounting principles or Chilean Bank GAAP, issued by the SBIF . The accounting principles issued by the SBIF are substantially similar to IFRS with differences. Therefore, our consolidated financial statements filed with the SBIF have been adjusted to IFRS in order to comply with the requirements of the Securities and Exchange Commission, or the SEC.

The selected consolidated financial information included herein as of December 31, 2012 and for the year ended December 31, 2012, together with the selected consolidated financial information as of December 31, 2008, 2009, 2010 and 2011 and for the years ended December 31, 2008, 2009, 2010 and 2011, is derived from, and presented on the same basis as, our consolidated financial statements prepared under IFRS and should be read together with such consolidated financial statements. Since our consolidated financial statements, including the selected consolidated information included herein, have been prepared using IFRS, they are not comparable with the audited consolidated financial statements included in the annual reports filed on Form 20-F for the years ended December 31, 2008 and prior thereto. Readers should exercise caution in determining trends based on prior annual reports. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—The Economy—Critical Accounting Policies and Estimates”.

As discussed in note 1 “General information and summary of significant accounting policies” to our audited consolidated financial statements, on May 29, 2012, Banco CorpBanca Colombia S.A., a sociedad anónima bancaria organized under the laws of Colombia (formerly known as Banco Santander Colombia S.A., and now known as, and referred to hereinafter as CorpBanca Colombia), and Santander Investment Valores Colombia, S.A. (now known as CorpBanca Investment Valores Colombia S.A., and referred to hereinafter as CIVAL), became our subsidiaries. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—The Economy—Acquisition of Banco Santander Colombia”.

Our auditors, Deloitte & Touche Auditores y Consultores Ltda., or Deloitte, an independent registered public accounting firm, have audited our consolidated financial statements as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 in accordance with IFRS. See page F-1 to our consolidated financial statements for the 2012 report prepared by Deloitte.

Foreign Currency Markets

In this Annual Report, references to “$,” “US$,” “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos” or “Ch$” are to Chilean pesos, references to “UF” are to Unidades de Fomento and references to “Colombian pesos” or “COP$” are to Colombian pesos. The UF is an inflation-indexed, Chilean peso-denominated unit that is linked to and adjusted daily to reflect changes in the previous month’s Chilean Consumer Price Index of the Chilean National Statics Institute (Instituto Nacional de Estadisticas), or the. As of December 31, 2012, one UF equaled US$47.67, Ch$22,840.75 and COP$84,252.12 and as of May 13, 2013, one UF equaled US$48.21, Ch$22,952.66 and COP$88,381.44. See “Item 5. Operating and Financial Review and Prospects”.

This Annual Report contains translations of certain Chilean peso amounts into U.S. dollars and Colombian pesos at specified rates solely for the convenience of the reader. These translations should not be construed as representations that such Chilean peso amounts actually represent such U.S. dollar or Colombian pesos amounts, were converted from U.S. dollars or Colombian pesos amounts at the rate indicated in preparing our financial statements or could be converted into U.S. dollars or Colombian pesos amounts at the rate indicated or any particular rate at all. Unless otherwise indicated, such U.S. dollar and Colombian pesos amounts have been translated from Chilean pesos based on our own exchange rate of Ch$479.16 and COP$1,767.69, respectively, per US$1.00 as of December 31, 2012.

Specific Loan Information

Unless otherwise specified, all references in this Annual Report to total loans are to loans and financial leases before deduction for allowances for loan losses, and they do not include loans to banks or unfunded loan commitments. In addition, all market share data and financial indicators for the Chilean banking system when compared to CorpBanca’s financial information, presented in this Annual Report or incorporated by reference into this Annual Report are based on information published periodically by the SBIF, which is published under Chilean Bank GAAP and prepared on a consolidated basis. Non-performing loans include the principal and accrued interest on any loan with one installment more than 90 days overdue. Impaired loans include those loans on which there is objective evidence that customers will not meet some of their contractual payment obligations. Past due loans include all installments and lines of credit more than 90 days overdue, provided that the aggregate principal amount of such loans is not included. Under IFRS, a loan is evaluated on each financial statement reporting date to determine whether objective evidence of impairment exists. A loan will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after the initial recognition of the loan, and such event or events have an impact on the estimated future cash flows of such loan that can be reliably estimated. It may not be possible to identify a single event that was the individual cause of the impairment. An impairment loss relating to a loan is calculated as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the effective interest rate. Individually significant loans are individually tested for impairment. The remaining financial assets are evaluated collectively in groups with similar credit risk characteristics. The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. In the case of loans recorded at amortized cost, the reversal is recorded in income. “Item 4. Information on the Company—Business Overview—Selected Statistical Information —Classification of Banks and Loans; Allowances and Provisions for Loan Losses.” This disclosure is consistent with IFRS.

According to Decree with Force of Law No. 3 of 1997, as amended, the General Banking Law, a bank must have effective net equity of at least 8% of its risk weighted assets, net of required allowance for loan losses, and paid in capital and reserves, net of investments in subsidiaries and foreign branches, or basic capital (capital básico), of at least 3% of its total assets, net of required allowance for loan losses.

For these purposes, the effective net equity of a bank is the sum of (1) the bank’s basic capital, (2) subordinated bonds issued by the bank valued at their issue price for an amount of up to 50% of its basic capital; provided that the value of the bonds shall decrease by 20% for each year that elapses during the period commencing six years prior to their maturity, and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk weighted assets to the extent voluntary allowances exceed those that banks are required to maintain by law or regulation; minus (4) our goodwill or premiums paid balances and unconsolidated investments in companies.

Rounding and Other Matters

Certain figures included in this Annual Report and in our audited consolidated financial statements as of and for the year ended December 31, 2012 have been rounded for ease of presentation. Percentage figures included in this Annual Report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Annual Report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2012. Certain other amounts that appear in this Annual Report may similarly not sum due to rounding.

Inflation figures relating to Chile are those reported by the Chilean National Statistics Institute, unless otherwise stated herein or required by the context. Inflation figures relating to Colombia are those reported by the Colombian National Administrative Department of Statistics (DANE), unless otherwise stated herein or required by the context. See “—Exchange Rate Information” below.

In this Annual Report, all macro-economic data related to the Chilean economy is based on information published by the Central Bank of Chile and all macro-economic data related to the Colombian economy is based on information published by the Central Bank of Colombia. All market share and other data related to the Chilean financial system is based on information published by the SBIF as well as other publicly available information and all market share and other data related to the Colombian financial system is based on information published by the Colombian Superintendency of Finance (Superintendencia Financiera Colombiana) as well as other publicly available information. Prior to January 1, 2008, the SBIF published the unconsolidated risk index of the Chilean financial system on a monthly basis and, as a result, information regarding the consolidated risk index of the Chilean financial system as a whole is not available for periods prior to January 1, 2008. As of January 1, 2009, the SBIF publishes the consolidated risk index of the Chilean financial system on a monthly basis. The Colombian Superintendency of Finance publishes every month the consolidated data required to calculate the risk index of the Colombian banking system (loan loss allowances and total loans).

EXCHANGE RATE INFORMATION

Exchange Rates

Chile has two currency markets, the Formal Exchange Market (Mercado Cambiario Formal) and the Informal Exchange Market (Mercado Cambiario Informal). The Formal Exchange Market is comprised of banks and other entities authorized by the Central Bank of Chile. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Central Bank of Chile is empowered to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market. Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Central Bank of Chile be informed of certain transactions and that they be effected through the Formal Exchange Market.

The U.S. dollar observed exchange rate (dólar observado), or the Observed Exchange Rate, which is reported by the Central Bank of Chile and published daily in the Official Gazette (Diario Oficial) is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Nevertheless, the Central Bank of Chile may intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range. Even though the Central Bank of Chile is authorized to carry out its transactions at the Observed Exchange Rate, it often uses spot rates instead. Many other banks carry out foreign exchange transactions at spot rates as well.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate.

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

As of December 31, 2012, the U.S. dollar exchange rate used by us was Ch$479.16 per US$1.00.

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for the periods set forth below, as reported by the Central Bank of Chile.

	Daily Observed Exchange Rate (Ch$ per US$)(1)
	Low(2)	High(2)	Average(3)	Period-End(4)
Year ended December 31,
2008	431.22	676.75	521.79	629.11
2009	491.09	643.87	559.67	506.43
2010	468.37	549.17	510.38	468.37
2011	455.91	533.74	483.36	521.46
2012	469.65	519.69	486.75	478.60

Quarterly period
2011 1st Quarter	466.05	499.03	481.63	482.08
2011 2nd Quarter	460.04	479.46	469.43	471.13
2011 3rd Quarter	455.92	521.85	471.07	515.14
2011 4th Quarter	490.29	533.74	512.47	521.46
2012 1st Quarter	475.29	519.20	489.53	489.76
2012 2nd Quarter	482.12	519.69	496.40	509.73
2012 3rd Quarter	469.65	501.84	482.97	470.48
2012 4th Quarter	471.54	484.48	477.62	478.60
2013 1st Quarter	470.67	479.96	472.50	472.54

Month ended
October 2012	471.54	481.98	475.36	480.03
November 2012	476.20	484.48	480.57	479.42
December 2012	474.36	481.28	477.13	478.60
January 2013	470.67	479.96	472.67	471.40
February 2013	470.67	473.60	472.34	473.30
March 2013	471.10	474.82	472.48	472.54
April 2013	466.50	477.74	472.14	471.54

Source: Central Bank

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.
(4)

Each annual period ends on December 31, and the respective period-end exchange rate is published by the Central Bank of Chile on the first business day following December 31. Each monthly period ends on the last calendar day of such month and the respective period-end exchange rate is published by the Central Bank of Chile on the first business day following the last calendar day of such month.

The following table sets forth the annual low, high, average and period-end exchange rate for U.S. dollars for the periods set forth below under our policy to calculate our own exchange rate:

	Bank’s Exchange Rate Ch$ per US$1
	Low(2)	High(2)	Average(3)	Period End
Year ended December 31,
2008	431.40	680.15	522.50	637.44
2009	490.77	640.60	559.16	507.52
2010	467.78	547.94	510.18	467.78
2011	455.87	535.03	483.49	519.08
2012	469.68	518.65	486.68	479.16

Quarterly period
2011 1st Quarter	466.62	498.13	481.72	477.18
2011 2nd Quarter	459.86	476.33	469.18	467.22
2011 3rd Quarter	455.87	521.69	471.79	519.32
2011 4th Quarter	491.04	535.03	512.41	519.08
2012 1st Quarter	475.70	518.65	489.24	488.93
2012 2nd Quarter	481.46	518.46	497.15	501.07
2012 3rd Quarter	469.68	499.48	482.48	473.94
2012 4th Quarter	472.30	484.83	477.88	479.16
2013 1st Quarter	470.39	475.26	472.36	471.89

Month ended
October 2012	472.30	482.88	476.04	481.61
November 2012	477.02	484.83	480.48	480.88
December 2012	474.05	481.09	477.26	479.16
January 2013	470.39	475.26	472.36	471.08
February 2013	470.43	473.62	472.37	471.16
March 2013	471.13	474.36	472.36	471.89
April 2013	466.48	477.72	472.00	470.70

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.

Exchange Controls Considerations

Investments made in our common shares and our ADRs are subject to the following requirements:

•

any foreign investor acquiring common shares to be deposited into an ADR facility who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;

•	the entity participating in the Formal Exchange Market through which the funds are brought into Chile must report such investment to the Central Bank of Chile;
•

all remittances of funds from Chile to the foreign investor upon the sale of common shares underlying American Depositary Shares, or ADSs, or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; and

•	all remittances of funds made to the foreign investor must be reported to the Central Bank of Chile.

When funds are brought into Chile for a purpose other than to acquire common shares to convert them into ADSs and subsequently are used to acquire common shares to be deposited into the ADR facility, such investment must be reported to the Central Bank of Chile by the custodian within ten days following the end of each month within which the custodian is obligated to deliver periodic reports to the Central Bank of Chile.

All payments in foreign currency in connection with ADSs made from Chile through the Formal Exchange Market must be reported to the Central Bank of Chile by the entity participating in the transaction. In the event there are payments made outside of Chile, the foreign investor must provide the relevant information to the Central Bank of Chile directly or through an entity of the Formal Exchange Market within the first ten calendar days of the month following the date on which the payment was made.

We cannot assure you that additional Chilean restrictions applicable to the holders of the ADSs, the disposition of shares underlying ADSs or the conversion or repatriation of the proceeds from such disposition will not be imposed in the future, nor can we assess the duration or impact of such restriction if imposed.

This summary does not purport to be complete and is qualified by reference to Chapter XIV of the Central Bank Foreign Exchange Regulations, a copy of which is available in the original Spanish version at the Central Bank of Chile’s website at www.bcentral.cl.

A.	SELECTED FINANCIAL DATA

The following tables present our selected financial data as of the dates and for the periods indicated. You should read the following information together with our audited consolidated financial statements, including the notes thereto, included in this Annual Report and the information set forth in “Item 5. Operating and Financial Review and Prospects”.

	For the fiscal years ended December 31,
	2008	2009	2010	2011	2012	2012 (1)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$
	(in millions of Ch$, in thousands of US$)(12)
CONSOLIDATED STATEMENTS OF INCOME
Interest income	560,893	314,115	387,639	528,622	762,992	1,592,353
Interest expense	(346,717)	(120,727)	(163,229)	(335,622)	(506,116)	(1,056,257)
Net interest income	214,176	193,388	224,410	193,000	256,876	536,097
Provisions for loan losses	(54,983)	(71,271)	(52,351)	(40,754)	(51,575)	(107,636)
Net service fee income	42,052	43,261	58,221	60,362	85,644	178,738
Trading and investment, foreign exchange gains and other operating income	19,930	59,285	44,033	80,469	104,398	217,877
Income attributable to investments in other companies	262	445	296	250	367	766
Total operating expenses	(123,451)	(122,667)	(132,683)	(152,706)	(253,644)	(529,351)

Income before income taxes	97,986	102,441	141,926	140,621	142,066	296,490
Income taxes	(9,304)	(16,249)	(20,353)	(23,303)	(22,913)	(47,819)

Net income for the year	88,682	86,192	121,573	117,318	119,153	248,671
Basic earnings per share (2)	0.39	0.39	0.54	0.50	0.43	0.001
Diluted earnings per share (3)	0.39	0.39	0.54	0.50	0.43	0.001
Dividends per ADS (3) (4)	601	583	804	703	609	1.3
Shares of common stock outstanding (in thousands)	221,236,558.3	221,854,744.5	226,909,290.6	250,358,194.2	293,358,194.2

	As of December 31,
	2008	2009	2010	2011	2012	2012 (1)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$
	(in millions of Ch$, in thousands of US$)(12)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Cash and deposits in banks	81,326	110,331	202,339	265,747	520,228	1,085,708
Cash in the process of collection	117,703	95,796	79,680	96,230	123,777	258,321
Trading portfolio financial assets	85,105	76,156	197,580	166,039	159,898	333,705
Investments under agreements to resell	50,514	51,970	75,676	23,251	21,313	44,480
Derivative financial instruments	209,482	126,140	204,067	248,982	268,027	559,368
Loans and receivables from banks	37,671	86,220	63,998	304,098	482,371	1,006,701
Loans and receivables from customers, net	4,881,013	4,912,392	5,364,980	6,711,945	9,993,890	20,857,104
Financial investments available-for-sale	576,478	737,162	746,248	843,250	1,112,435	2,321,636
Held-to-maturity investments	–	–	–	21,962	104,977	219,085
Investments in other companies	3,699	3,583	3,583	3,583	5,793	12,090
Intangible assets	12,252	13,630	13,096	12,239	481,682	1,005,263
Property, plant and equipment, net	51,231	55,212	53,430	57,225	65,086	135,834
Current taxes	6,488	–	–	6,278	–	–
Deferred income taxes	12,795	19,060	21,956	25,080	37,144	77,519
Other assets	80,176	92,307	104,207	102,775	149,903	312,845

TOTAL ASSETS	6,205,933	6,379,959	7,130,840	8,888,684	13,526,524	28,229,660

	As of December 31,
	Ch$	Ch$	Ch$	Ch$	Ch$	US$
	2008	2009	2010	2011	2012	2012 (1)
	(in millions of Ch$, in thousands of US$)(12)
Current accounts and demand deposits	357,902	496,270	612,064	682,720	1,112,675	2,322,137
Cash in process of collection	86,176	64,854	41,525	36,948	68,883	143,758
Obligations under repurchase agreements	351,471	465,513	189,350	130,549	257,721	537,860
Time deposits and saving accounts	3,350,742	3,316,045	3,700,454	4,824,378	7,682,675	16,033,632
Derivative financial instruments	195,608	114,703	175,261	166,872	193,844	404,550
Borrowings from financial institutions	492,606	362,403	503,692	663,626	969,521	2,023,376
Debt issued	765,172	935,219	1,215,435	1,522,773	1,886,604	3,937,315
Other financial obligations	47,394	26,853	23,660	20,053	18,120	37,816
Current income tax provision	–	7,831	7,168	–	9,057	18,902
Deferred income taxes	10,606	15,644	21,244	25,352	117,753	245,749
Provisions	32,427	49,804	67,732	42,030	125,939	262,833
Other liabilities	18,552	17,471	20,998	30,981	75,205	156,952

TOTAL LIABILITIES	5,708,656	5,872,610	6,578,583	8,146,282	12,517,997	26,124,879

Shareholders´ equity	497,277	507,349	552,257	742,402	1,008,527	2,104,781

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	6,205,933	6,379,959	7,130,840	8,888,684	13,526,524	28,229,660

	As of and for the fiscal years ended December 31,
	2008	2009	2010	2011	2012
CONSOLIDATED RATIOS
Profitability and Performance
Net interest margin(5)	4.6%	3.6%	3.6%	2.7%	2.3%
Return on average total assets(6)	1.6%	1.4%	1.8%	1.5%	0.9%
Return on average shareholders’ equity(7)	19.0%	18.4%	23.9%	19.6%	13.1%
Efficiency ratio (consolidated)(8)	44.7%	41.5%	41.0%	45.7%	56.8%
Dividend payout ratio(9)	100%	100.0%	100.0%	100.0%	100.0%
Capital
Average shareholders’ equity as a percentage of average total assets	8.6%	7.7%	7.5%	7.5%	7.2%
Shareholders’ equity as a percentage of total liabilities	8.7%	8.6%	8.4%	9.1%	8.1%
Asset Quality
Allowances for loan losses as a percentage of overdue loans(10)	163.3%	598.0%	165.8%	153.8%	101.8%
Overdue loans as a percentage of total loans(10)	0.9%	0.3%	1.2%	1.0%	1.1%
Allowances for loan losses as a percentage of total loans	1.5%	1.9%	1.9%	1.5%	1.1%
Past due loans as a percentage of total loans(11)	0.8%	0.8%	0.9%	0.7%	0.5%

OTHER DATA
Foreign exchange rate (Ch$/US$)	28%	(19.5)%	(7.8)%	11.0%	(7.7)%
Number of employees	3,022	3,127	3,422	3,461	5,163
Number of branches and offices	109	112	113	116	209

(1)

Amounts stated in U.S. dollars as of December 31, 2012, and for the year ended December 31, 2012 have been translated from Chilean pesos at our exchange rate of Ch$479.16 per US$1.00 as of December 31, 2012.

(2)	Earnings per common share have been calculated on the basis of the weighted average number of shares outstanding for the period.
(3)	Represents dividends paid in respect of net income earned in the prior fiscal year.
(4)

As of December 31, 2008, 2009 and 2010, one ADS equaled 5,000 common shares. As of December 31, 2011 and 2012, one ADS equaled 1,500 common shares. On February 23, 2011, CorpBanca changed the ratio of the ADSs from 5,000 common shares to 1 ADS to 1,500 common shares to 1 ADS. The dividend per ADS calculation has been made utilizing the ratio of 1,500 common shares to one ADS for the year ended December 31, 2008, 2009, 2010, 2011 and 2012 for comparative purposes only.

(5)	Net interest margin is defined as net interest income divided by average interest-earning assets.
(6)	Return on average total assets is defined as net income divided by average total assets.
(7)	Return on average shareholders’ equity is defined as net income divided by average shareholders’ equity.
(8)	Efficiency ratio (consolidated) is defined as total operating expenses as a percentage of operating income before loan losses.
(9)	Dividend payout ratio represents dividends divided by net income.
(10)	Overdue loans consist of all non-current loans (loans to customers).
(11)	Past due loans include all installments and lines of credit more than 90 overdue.
(12)	Amounts stated in millions of Chilean pesos and millions of U.S. dollars except for earnings per share, dividends per share and ADSs expressed in Chilean pesos and in U.S. dollars.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

RISKS ASSOCIATED WITH OUR BUSINESS

The growth and composition of our loan portfolio may expose us to increased loan losses

From December 31, 2009 to December 31, 2012, the compounded annual growth rate of our aggregate gross loan portfolio was 26.6%. Our business strategy is to grow profitably while increasing the size of our loan portfolio.

Our loan portfolio has one segment with the highest level of risk: consumer loans. As of December 31, 2012, the risk index (ratio of allowance for loans losses over total loans) of this segment was 2.2% while other segments of our loan portfolio such as mortgage loans or commercial loans have lower risk indices, 0.4% and 1.1%, respectively.

Our consumer loans have increased since June 2011 in terms of aggregate amount, and our consumer loans have increased as a percentage of our total loan portfolio only since July 2012. Our consumer loans have been increasing since May 2012 in terms of both aggregate amount, and as a percentage of our total loan portfolio as a result of our acquisition of a 91.9% equity interest in Banco Santander Colombia S.A. (now known as CorpBanca Colombia). The aforementioned acquisition is hereinafter referred to as the Banco Santander Colombia Acquisition. As of December 31, 2012, consumer loans represented 10.7% of our total loan portfolio.

The characteristics of our consumer loan portfolio that make it susceptible to loan losses are the absence of collateral and the risk of unemployment of our consumer borrowers.

We believe our allowance for loan losses is adequate as of the date hereof to cover all known losses in our loan portfolio. The growth of our loan portfolio (particularly in the lower-middle to middle income consumer segments) may expose us to a higher level of loan losses and require us to establish proportionately higher levels of provisions for loan losses, which offset the increased income that we can expect to receive as our loan portfolio grows.

Our loan portfolio may not continue to grow at the same or similar rate

Past performance of our loan portfolio may not be indicative of future performance. There can be no assurance that in the future our loan portfolio will continue to grow at the same or similar rates as the growth rate that we historically experienced. A reversal of the rate of growth of the Chilean or Colombian economy, a slowdown in the growth of customer demand, an increase in market competition or changes in governmental regulations, could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. Economic turmoil could also materially and adversely affect the liquidity, businesses and financial condition of our customers, including a general decline in consumer spending and a rise in unemployment, which in turn could lead to decreased demand for borrowings in general.

Our allowances for loan losses may not be adequate to cover the future actual losses to our loan portfolio

As of December 31, 2012, our allowance for loan losses was Ch$109,601 million (excluding allowances for loan losses on loans and receivable to banks), and the risk index was 1.1%. The amount of allowance for loan losses is based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our customers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s and Colombia’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses require recalibration, which may lead to increased provision for loan losses. We believe our allowance for loan losses is adequate as of the date hereof for all known losses. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, or if the quality of our loan portfolio deteriorates or the future actual losses exceed our estimates, our allowance for loan losses may not be adequate to cover actual losses and we may need to make additional allowances for loan losses, which may materially and adversely affect our results of operations and financial condition.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected

As of December 31, 2012, our past due loans were Ch$51,272 million, which resulted in a past due loans to total loans ratio of 0.5%. As of December 31, 2012, our non-performing loans were Ch$117,937 million, which resulted in a non-performing to total loans ratio of 1.2%. We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency. Failure of credit risk management policies may result in an increase in the level of non-performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control, such as the macroeconomic factors affecting the Chilean or Colombian economies. If such deterioration were to occur, it could materially adversely affect our financial conditions and results of operations.

Our exposure to individuals and small-to-medium sized companies could lead to higher levels of past due loans and subsequent loan losses

The quality of our portfolio of loans to individuals and small-to-medium sized companies, or SMEs, is dependent to a significant extent on prevailing economic conditions in Chile and Colombia. SMEs and lower-middle to middle income individuals are more likely to be more severely affected by adverse developments in the Chilean and Colombian economies than large corporations and higher income individuals. As a result, lending to SMEs and lower-middle to middle income individuals represents a relatively higher degree of risk than lending to other market segments.

A substantial number of our customers consist of individuals and SMEs. As part of our business strategy, we seek to increase lending and other services to SMEs and lower-income individuals. Our business results relating to our lower-income individual and SME customers are, however, more likely to be adversely affected by downturns in the Chilean and Colombian economies, including increases in unemployment, than our business from large corporations and high-income individuals. For example, unemployment directly affects the capacity of individuals to obtain and repay consumer loans. Consequently, this could materially and adversely affect the liquidity, business and financial condition of our customers, which may in turn cause us to experience higher levels of past due loans, which could result in higher allowances for loan losses. This may materially affect us, including our asset quality, results of operations and financial conditions.

The value of any collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio

From time to time, we require our borrowers to collateralize their loans with guarantees, pledges of particular assets or other security. The value of any collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting the Chilean and Colombian economies. The real estate market is particularly vulnerable to a negative economic climate and this may affect us as real estate represents a significant portion of the collateral securing our residential mortgages loan portfolio. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional allowance for loan losses to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

Additionally, there are certain provisions under Chilean law No. 19,335 of 1994 that may affect the procedures for foreclosing on or liquidating residential mortgages if the residence in question has been declared as “family property” by a court because it is inhabited by the family of the mortgagor. If any party occupying the real estate files a petition with the court requesting that such real estate be declared family property, we may be delayed in foreclosing on such property.

We may be unable to meet requirements relating to capital adequacy

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required allowance for loan losses and deductions, and basic capital of at least 3% of total assets, net of required allowance for loan losses. In connection with the Banco Santander Colombia Acquisition, we have entered into an agreement to acquire up to a 100% equity interest in the common shares of Helm Bank and its consolidated subsidiaries, or Helm Bank, with the intent to merge Helm Bank with and into CorpBanca Colombia, and to acquire an 80% equity interest in Helm Corredor de Seguros S.A., or Helm Insurance. For the purposes of maintaining a high solvency classification from the SBIF and continued compliance with the SBIF’s capital requirements on us, our intention is to have the highest classification from the SBIF. Also, we have committed to have regulatory capital over 10% of risk-weighted assets for a period of one year after the Banco Santander Colombia Acquisition. As of December 31, 2012, the ratio of our Bank for International Settlements, or BIS, capital-weighted assets ratio was 11.2%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

•	the increase of risk-weighted assets as a result of the expansion of our business,
•	the failure to increase our capital correspondingly,
•	losses resulting from a deterioration in our asset quality,
•	declines in the value of our available-for-sale investment portfolio,
•	goodwill and minority interest,
•	changes in accounting rules, and
•	changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in Chile.

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

CorpBanca Colombia may be unable to meet requirements relating to capital adequacy

Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 1771 of 2012, as amended) are based on applicable Basel Committee standards. The regulations establish four categories of assets, which are each assigned different risk weights, and require that a credit institution’s Technical Capital (as defined below) be at least 9% of that institution’s total risk-weighted assets.

Technical Capital for the purposes of the regulations consists of the sum of Tier One Capital (basic capital) and Tier Two Capital (additional capital), collectively, Technical Capital. As of December 31, 2012, the ratio of CorpBanca Colombia’s BIS capital to risk-weighted assets was 11.8%. Certain developments could affect CorpBanca Colombia’s ability to continue to satisfy the current capital adequacy requirements applicable to it, including:

•	the increase of risk-weighted assets as a result of the expansion of CorpBanca Colombia’s business,
•	the failure to increase CorpBanca Colombia’s capital correspondingly,
•	losses resulting from a deterioration in CorpBanca Colombia’s asset quality,
•	declines in the value of CorpBanca Colombia’s available-for-sale investment portfolio,

•	goodwill and minority interest,
•	changes in accounting rules, and
•	changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in Colombia.

If we fail to comply with the Capital adequacy requirements for Colombian financial institutions, as a result of the Helm Bank Acquisition or any other reason, we may be subject to certain penalties, as the case may be, and our business, results of operations and financial condition may be materially and adversely affected.

We are vulnerable to the current disruptions and volatility in the global financial markets

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

In Chile and Colombia, the global economic recession in 2008 and 2009 caused an increase in unemployment, a decrease in consumer spending, a decrease in real estate prices and a general decline in economic activity. Nevertheless, the gross domestic product, or GDP, grew in Chile 5.2% in 2010, 6% in 2011 and 5.6% in 2012, accompanied by a high demand for labor and asset price increases. The Colombian GDP grew 4% in 2010, 6.6% in 2011 and 4% in 2012, accompanied by a high demand for labor and asset price increases.

However, the continued economic and sovereign debt crisis in some industrialized economies, particularly in Europe, and the continued or worsening disruption and volatility in the global financial markets could have a negative impact on the performance of the Chilean economy, the Colombian economy and a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers. Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our interest margins.

Increased competition and industry consolidation may adversely affect the results of our operations

The Chilean and Colombian markets for financial services are highly competitive. In Chile, we compete with other Chilean private sector domestic and foreign banks, Banco del Estado de Chile, a state owned bank, credit unions and public social security funds (cajas de compensación) that offer consumer and other loans to a large portion of the Chilean population. The lower-middle to middle income segments of the Chilean population and the SME segments have become the target markets of several banks, and competition in these segments is likely to increase. As a result, net interest margins in these segments have declined. Although we believe that demand for financial products and services from the lower-middle to middle income consumer market segments and for small and medium-sized companies will continue to grow during the remainder of the decade, our net interest margins may not be maintained at their current levels.

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

Insurance companies as well as residential mortgage loan managers (Administradoras de Mutuos Hipotecarios) are allowed to participate and compete with banks in the residential mortgage and credit card businesses, further increasing competition in our industry. Furthermore, under the General Banking Law representative offices of non-Chilean banks are now allowed to promote the credit products and services of their headquarters and banks, insurance companies, retailers and other financial institutions are required to inform their customers of the all-in costs of the financial services on standardized terms allowing their customers to compare the cost of the products offered by them, all of which have increased, and may further increase, competition in our industry and, thus, have an adverse effect on our results of operation and financial condition.

In Colombia, CorpBanca Colombia operates in a highly competitive environment and increased competitive conditions are to be expected in the jurisdictions where CorpBanca Colombia operates. Intensified merger activity in the financial services industry produces larger, better capitalized and more geographically diverse firms that are capable of offering a wider array of financial products and services at more competitive prices. CorpBanca Colombia’s ability to maintain its competitive position depends mainly on its ability to fulfill new customers’ needs through the development of new products and services and CorpBanca Colombia’s ability to offer adequate services and strengthen its customer base through cross-selling. CorpBanca Colombia’s and our business will be adversely affected if CorpBanca Colombia is not able to maintain efficient service strategies. In addition, CorpBanca Colombia’s efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures.

The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile and Colombia

In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the SBIF, Dicom (a privately owned company and Chilean nationwide credit data base), the Colombian Superintendency of Finance, DataCredito (a privately owned company) and CIFIN, a division of the banking association, and other sources. Due to limitations in the availability of information and the developing information infrastructure in Chile and Colombia, our assessment of the credit risks associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources, which may not be complete or accurate. As a result, asset quality may be materially adversely affected.

Our risk management system may not be sufficient to avoid losses that could have a material adverse effect on our business, financial condition and results of operations

In addition to granting loans, part of our financial portfolio consists of trading transactions by our treasury division. Accordingly, changes in interest rates, securities prices, currency exchange rates and other indices may adversely affect our results of operations. Our financial success depends on, among other factors, our ability to accurately balance the risks we take and the returns we gain from our transactions. While we focus on the identification, analysis, management and control of our risks, both in favorable and adverse market conditions, there can be no assurance that our risk management efforts will prevent us from experiencing material losses. In particular, we may experience losses that could have a material adverse effect on our business, financial condition and results of operations if:

•	we are not capable of identifying all of the risks that may affect our portfolio;

•	our risk analysis or our measures taken in response to such risks are inadequate or inaccurate;
•	the markets move in an unexpected and adverse way with respect to speed, direction, strength or other aspects and our ability to manage risks in such a scenario is restricted;
•	our clients are affected by unforeseen events resulting in their default or losses in an amount higher than those considered in our risk analyses; and
•	collateral pledged in our favor is insufficient to cover our clients’ obligations to us if they default.

Since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and a material adverse effect on our revenues

Deposits and other term deposits are our primary sources of funding, which represent 70.3% of our liabilities as of December 31, 2012. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds, any money markets in which we operate will be able to maintain levels of funding without incurring higher funding costs or the liquidation of certain assets. If this were to happen, our business, results of operations and financial condition may be materially and adversely affected.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities

Government economic policies and any future changes in the value of the Chilean peso or the Colombian peso against the U.S. dollar could affect the dollar value of our securities. The Chilean peso and the Colombian peso have been subject to significant fluctuations in their value against the U.S. Dollar in the past and could be subject to similar fluctuations in the future. As of December 31, 2009, the Chilean peso depreciated against the U.S. dollar by 20.4% and the Colombian peso appreciated against the U.S. dollar by 8.9%, each as compared to 2008. As of December 31, 2010, the Chilean peso depreciated against the U.S. dollar by 7.8% and the Colombian peso appreciated against the U.S. dollar by 6.4%, each as compared to 2009. As of December 31, 2011, the Chilean peso depreciated against the U.S. dollar by 11% and the Colombian peso depreciated against the U.S. dollar by 1.5%, each as compared to 2010. As of December 31, 2012, the Chilean peso appreciated against the U.S. dollar by 8.2% and the Colombian peso appreciated against the U.S. dollar by 9%, each as compared to 2011.

Our results of operations may be affected by fluctuations in exchange rates between the Chilean peso, the Colombian peso and the dollar despite our policy and Chilean and Colombian regulations relating to the general avoidance of material exchange rate gaps. Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities. As of December 31, 2009, 2010, 2011 and 2012, the gap between foreign currency denominated assets and foreign currency denominated liabilities, excluding derivatives, was Ch$(279,942) million, Ch$(444,175), Ch$(23,560) million and Ch$241,832 million, respectively.

We may decide to change our policy regarding exchange rate gaps. Regulations that limit such gaps may also be amended or eliminated. Greater exchange rate gaps will increase our exposure to the devaluation of the Chilean peso and the Colombian peso, and any such devaluation may impair our capacity to service our foreign-currency obligations and may, therefore, materially and adversely affect our financial condition and results of operations. Notwithstanding the existence of general policies and regulations that limit material exchange rate gaps, the economic policies of the Chilean or the Colombian governments and any future fluctuations of the Chilean peso or the Colombian peso against the dollar could materially and adversely affect our financial condition and results of operations.

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

Our business is highly dependent on proper functioning and improvement of information technology systems

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

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost effective basis. Any substantial failure to improve or upgrade information technology systems effectively or on a timely basis could materially and adversely affect our business, financial condition and results of operations.

Our business in Colombia is highly dependent on a technology service agreement with Banco Santander, S.A.

We entered into a technology service agreement with Banco Santander, S.A. in connection with the Banco Santander Colombia Acquisition. The technology service agreement expires in June 2015; however, we have the option to extend the term of such agreement for an additional year. Our business in Colombia is highly dependent on the service and support of Banco Santander, S.A. provided to us pursuant to the technology service agreement. If Banco Santander, S.A. is unable to service and support our business in Colombia or if we are unable to integrate our information technology systems into our business in Colombia after the expiration of the technology service agreement, then such failure could materially and adversely affect our business, financial condition and results of operations.

The loss of senior management, or our inability to attract and maintain additional personnel, could have a material adverse effect on our business, financial condition and results of operations

Our ability to maintain our competitive position and implement our growth strategy depends on our senior management. We cannot assure you that we will be successful in attracting and retaining qualified personnel to be part of our management team. The loss of some of the members of our senior management or our inability to retain and attract additional personnel could have a material adverse effect on our business, financial condition and results of operations.

A worsening of labor relations in Chile or Colombia could impact our business

As of December 31, 2012, on a consolidated basis we had 3,574 employees in Chile, of which 41% were unionized and 1,566 employees in Colombia, of which 31% were unionized. CorpBanca’s current labor agreement with four of its unions in Chile will expire on December 19, 2019. CorpBanca Colombia’s current labor agreement with five of its unions in Colombia will expire on August 31, 2013. To date, CorpBanca Colombia has thirteen unions. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally enjoyed good relations with our employees and their unions, but we cannot assure you that in the future a strengthening of cross-industry labor movements will not result in increased employee or labor costs that could materially and adversely affect our business, financial condition or results of operations.

We may experience operational problems or errors

We, like all large financial institutions, are exposed to many types of operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper authorizations, failure to properly document transactions, equipment failures and errors by employees. Although we maintain a system of operational controls, there can be no assurances that operational problems or errors will not occur and that their occurrence will not have a material adverse effect on our business, financial condition and results of operations.

Our anti-money laundering and anti-terrorist financing measures may not prevent third parties from using us as a conduit for those activities, which could have a material adverse effect on our business, financial condition and results of operations

We believe that we are in compliance with applicable anti-money laundering and anti-terrorist financing laws and regulations and we have adopted various policies and procedures, including internal controls and “know-your customer” procedures, aimed at preventing money laundering and terrorist financing. In addition, because we also rely on our correspondent banks having their own appropriate anti-money laundering and anti-terrorist financing procedures, we use what we believe are commercially reasonable procedures for monitoring our correspondent banks. However, these measures, procedures and compliance may not be entirely effective in preventing third parties from using us (and our correspondent banks) as a conduit for money laundering (including illegal cash operations) or terrorist financing without our (and our correspondent banks’) knowledge or consent. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could be harmed and we could become subject to fines, sanctions or legal enforcement (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us), which could have a material adverse effect on our business, financial condition and results of operation.

Banking regulations in Chile may restrict our operations and thereby adversely affect our financial condition and results of operations

We are subject to regulation by the SBIF. In addition, we are subject to regulation by the Central Bank of Chile with regard to certain matters, including reserve requirements, interest rates, foreign exchange mismatches and market risks. During the Chilean financial crisis of 1982 and 1983, the Central Bank of Chile and the SBIF strictly controlled the funding, lending and general business matters of the banking industry in Chile.

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

Historically, Chilean banks have not paid interest on amounts deposited in checking accounts. However, since June 1, 2002, the Central Bank of Chile has allowed banks to pay interest on checking accounts. We have begun to pay interest on some checking accounts under certain conditions. If competition or other factors lead us to pay higher interest rates on checking accounts, to relax the conditions under which we pay interest or to increase the number of checking accounts on which we pay interest, any such change could have a material adverse effect on our business, financial condition and results of operations.

In connection with the Banco Santander Colombia Acquisition, we are required by the SBIF to maintain a BIS capital adequacy ratio of 10% until June 2013. In line with the future adoption of Basel II / Basel III regulations in Chile, the SBIF has recently disclosed a proposal to increase the minimum effective BIS capital adequacy ratio from the current 8% to 10%. This change requires an amendment to the General Banking Law by Congress, and if adopted, could require us to inject additional capital in our business in the future. The SBIF has not issued any timetable for adoption or guidance to Chilean banks regarding the adoption of Basel II or Basel III. Although we have not failed in the past to comply with our capital maintenance obligations, there can be no assurance that we will not do so in the future.

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

We are subject to regulatory inspections and examinations

We are also subject to various inspections, examinations, inquiries, audits and other regulatory requirements by Chilean and Colombian regulatory authorities. We cannot assure you that we will be able to meet all of the applicable regulatory requirements and guidelines, or that we will not be subject to sanctions, fines, restrictions on our business or other penalties in the future as a result of noncompliance. If sanctions, fines, restrictions on our business or other penalties are imposed on us for failure to comply with applicable requirements, guidelines or regulations, our business, financial condition, results of operations and our reputation and ability to engage in business may be materially and adversely affected.

Failure to protect personal information could materially adversely affect our business, financial condition and results of operations

We manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures could subject us to legal actions and administrative sanctions as well as damages, which, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Our loan and investment portfolios are subject to risk of prepayment, which may result in reinvestment of assets on less profitable terms

Our loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and adversely affects our operating results. We would also be required to amortize net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has an adverse impact on our loan portfolios because it could shorten the weighted average life of our loan portfolio, which may result in a mismatch in funding or reinvestment at lower yields.

Exposure to government debt could have an adverse effect on our business, financial condition and results of operations

We invest in debt securities issued by the Chilean and Colombian governments, the Central Bank of Chile and the Ministry of Finance that, for the most part, are short-term and highly liquid instruments. As of December 31, 2012, 3.3% of our total assets comprised of securities issued by the Chilean government. If the Chilean or Colombian governments default on the timely payment of such securities, our business, financial condition and results of operations may be adversely affected.

A further downgrade of CorpBanca’s counterparty credit rating by international or domestic credit rating agencies may also materially and adversely affect our debt credit rating for domestic and international debt, our business, our future financial performance, stockholders’ equity and the value of our securities

Following the Banco Santander Colombia Acquisition, Standard & Poor’s downgraded our credit rating from A- to BBB+ with a stable outlook. In connection with the announcement of the Helm Bank Acquisition, Standard & Poor’s placed CorpBanca’s long term debt on CreditWatch with negative implications and Moody´s changed the outlook on the ratings of CorpBanca to negative from stable. Any adverse revision to CorpBanca’s credit ratings for domestic and international debt by international and domestic rating agencies may adversely affect our debt ratings, and, as a result, our cost of funding, including interest rates paid on our deposits and securities. If this were to happen, it could have a material adverse effect on our business, future financial performance, stockholders’ equity and the value of our securities.

Further downgrades of our debt would adversely affect our cost of funding related to future debt offerings. While certain potential impacts are contractual and quantifiable, the full consequences of a credit ratings downgrade to a financial institution are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit ratings precipitates downgrades to its short-term credit ratings, and assumptions about the potential behaviors of various customers, investors and counterparties. However, we estimate that if the rating agencies were to downgrade our long-term senior debt ratings by one or two notches, it would increase our borrowing costs for debt issued in the international capital markets. The effect on our long-term debt is much more uncertain due to the factors described above; however, we estimate that there would be a material increase in our borrowing costs for long-term debt. In addition, we expect that we would be required to post additional collateral in respect of our derivative arrangements in the event of such a downgrade. As a result, any such downgrade could have a material adverse effect on our business, financial condition and results of operations. In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered. For a further discussion of liquidity matters, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Mismatches of exchange rate and maturity between our loan portfolio and our sources of funds could materially adversely affect our business, financial condition and results of operations and our capacity to expand our loan business

We are exposed to maturity mismatches between our loans and sources of funding. The majority of our loan portfolio consists of fixed interest rate loans, and the yield from our loans depends on our ability to balance our cost of funding with the interest rates we charge to our borrowers. An increase in market interest rates in Chile or Colombia could increase our cost of funding, especially the cost of time deposits, and could reduce the spread we earn on our loans, materially adversely affecting our business, financial condition and results of operations.

Any mismatch between the maturity of our loan portfolio and our sources of funding would magnify the effect of any imbalance in interest rates, also representing a liquidity risk if we fail to obtain funding on an ongoing basis. In addition, since part of our funding comes from securities denominated in U.S. dollars or other foreign currencies that we issue abroad, any devaluation of the Chilean or Colombian peso against the U.S. dollar or such other foreign currencies would increase the cost of funding in relation to these securities. An increase in our total cost of funds for any of these reasons could result in an increase in the interest rates on our loans, which could, as a result, affect our business, financial condition and results of operations and our ability to attract new customers and expand our loan business.

We are subject to market and operational risks associated with derivative transactions

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

Market practices and documentation for derivative transactions in Chile and Colombia may differ from those in other countries. For example, documentation may not incorporate terms and conditions of derivatives transactions as commonly understood in other countries. In addition, the execution and performance of these transactions depends on our ability to develop adequate control and administration systems and to hire and retain qualified personnel. Moreover, our ability to monitor and analyze these transactions depends on our information technology systems. These factors may further increase risks associated with derivative transactions and, if they are not adequately controlled, this could materially and adversely affect our results of operations and financial condition.

Our level of insurance might not be sufficient to fully cover all liabilities that may arise in the course of our business and insurance coverage might not be available in the future

We maintain insurance for losses resulting from fire, explosions, floods and electrical shorts and outages at our various buildings and facilities. We also have civil liability insurance covering material and physical losses and damages that may be suffered by third parties. We cannot assure you that our level of insurance is sufficient to fully cover all liabilities that may arise in the course of our business or that insurance will continue to be available in the future. In addition, we may not be able to obtain insurance on comparable terms in the future. Our business and results of operations may be adversely affected if we incur liabilities that are not fully covered by our insurance policies.

The occurrence of natural disasters in the regions where we operate could impair our ability to conduct business effectively and could adversely affect our results of operations

We are exposed to the risk of natural disasters such as the earthquake and tsunami that affected Chile in 2010 as well as floods, mudslides and volcanic eruptions in the regions where we operate. In the event of a natural disaster, unanticipated problems with our disaster recovery systems could have a material adverse impact on our ability to conduct business in the affected region, particularly if those problems affect our computer-based data processing, transmission, storage and retrieval systems and destroy valuable data. In addition, if a significant number of our local employees and managers were unavailable in the event of a disaster, our ability to effectively conduct business could be severely compromised. A natural disaster, such as the earthquake and tsunami that affected Chile in 2010, could damage some of our branches and ATMs, forcing us to close damaged facilities or locations, increased recovery costs as well as cause economic harm to our clients. A natural disaster or multiple catastrophic events could have a material adverse effect on local businesses in the affected region and could result in substantial volatility or adverse harm in our business, financial condition and results of operations for any fiscal quarter or year.

Current economic conditions may make it more difficult for us to continue funding our business on favorable terms

Historically, one of our principal sources of funds has been time deposits. Time deposits represented 56.3%, 56.1%, 59% and 61.4% of our total liabilities as of December 31, 2009, 2010, 2011 and 2012, respectively. Large-denominations in time deposits from institutional investors may, under some circumstances, be a less stable source of funding than savings and bonds, such as during periods of significant changes in market interest rates for these types of deposit products and any resulting increased competition for such funds. Limitations on liquidity triggered by the world economic crisis starting in 2008 has impacted global markets and affected sources of funding, including time deposits. As of December 31, 2012, our investment portfolio did not contain instruments (i) backed by, or otherwise related to, U.S. subprime mortgages, or (ii) with exposure to monoline financial guarantors. Although our results of operations and financial position have not suffered a significant impact as a consequence of the recent credit market instability in the U.S. and the liquidity available in the Chilean and Colombian markets has permitted us to fund our operations and maintain our regular business activities, we cannot assure you that we will be able to continue funding our business or, if so, maintain our current levels of funding without incurring higher funding costs or having to liquidate certain assets.

Deceleration of economic growth in Asia, Europe the United States and other developed nations may have an adverse effect on the Chilean economy, on our business, financial condition and results of operations and the market value of our securities

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Asia, the United States and other developed nations, including the global economic world crisis that still affects part of the world, especially Europe. If these nations’ economic environments deteriorate, the economies in Chile and Colombia could also be affected and could experience slower growth than in recent years thereby adversely affecting our business, financial condition and results of operations as well as the market value of our securities.

RISKS RELATING TO CHILE AND OTHER COUNTRIES IN WHICH WE OPERATE

Chile’s banking regulatory and capital markets environment is continually evolving and may change

Changes in banking regulations may materially and adversely affect our business, financial condition and results of operations. Chilean laws, regulations, policies and interpretations of laws relating to the financial system are continually evolving and changing. In 2007, new regulations governing the Chilean capital markets, called Reforma al Mercado de Capitales II (also known as MK2), were approved. These regulations, among other things, modified certain provisions set forth in the Decree with Force of Law No. 3 of 1997, as amended, or the General Banking Law. Under new legislation, the limit on the amount that a bank is allowed to grant as an unsecured loan to a single individual or entity was increased to 10% of its regulatory capital (and up to 30% of its regulatory capital if any loans granted in excess of the 10% is secured by certain collateral). Previously, these limits were set at 5% and 2.05%, respectively. Although any such increase may increase our lending activity, it may also increase the risks associated with the growth of our loan portfolio and increase competition as the number of banks that can compete in the corporate banking sector increases.

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

During 2011 and 2012, several bills were proposed to modify the maximum interest rate a bank may charge, which is currently calculated as the average rate of all transactions made within the banking industry over the previous month, multiplied by a factor of 1.5. While one bill proposes to modify the factor to 1.36, another bill would set the maximum interest rate equivalent to three times the Monetary Policy Rate, as determined by the Central Bank of Chile. In July 2012, the Chilean Finance Minister and the heads of the Senate’s Finance and Economy Commissions negotiated a proposed solution that would gradually decrease the maximum interest rate to approximately 35%, and would provide for different maximum rates depending on the nominal amount of the relevant transaction. If this agreement in its current form succeeds, such law would limit the amount of interest that we are permitted to charge for certain of our products, which would have an adverse impact on our results of operations.

In December 2011, the Consumer Protection Act (Ley de Derechos de los Consumidores) was amended to include provisions applicable to financial products and services. Pursuant to this amendment, any agreement for financial products or services between a bank and a customer must expressly provide for certain customer rights and protections, including but not limited to (i) a detailed breakdown of all direct and indirect charges, fees, costs and tariffs that form part of the price of the relevant product or service, including any such charges, fees, costs and tariffs that are part of other products or services simultaneously contracted; (ii) the events of default that may trigger a bank’s right of early termination, a reasonable cure period and the manner by which consumers are to be informed of any such early termination; and (iii) a customer’s right of early termination in its sole and absolute discretion (subject to such customer’s payment in full all of its obligations under the agreement, including any costs arising from such early termination). In addition, the amendment sets forth certain additional customer rights and protections, including, but not limited to, the right to (1) receive information about the total cost of any financial product or service, (2) be informed of the bank’s reasons for rejecting a customer application for a financial product or service; and (3) be informed of any non-discretionary conditions to which a customer’s access to a particular financial product or services are subject. This amendment, also established a new dispute resolution mechanism, which provides for both mediation and arbitration. As of December 31, 2012, we cannot determine with any reasonable degree of certainty the potential impact, if any, that the implementation of this amendment will have on our financial position or results of operation.

In February 2012, Law No. 20,575 (Ley DICOM) was enacted in order to restrict the use of private and personal economic, financial, banking and commercial information of customers set forth in Law No. 19,628 on Protection of Privacy, which is supplemented by Ley DICOM. This new law (i) provides that this data can only be shared with established businesses and companies that engage in business and credit risk assessment for use in connection with such risk assessments; (ii) prohibits the request of this data in connection with recruitment for employment, admission to preschool, grade school or higher education, medical attention or nomination for a public position; (iii) requires distributors of personal information, if requested by the owners of such data, for purposes other than credit process review, to certify solely overdue obligations of such person; (iv) prohibits the sharing or reporting of information related to any obligations that have been renegotiated, novated or remain outstanding in certain forms as well as debts owed to toll road operators; (v) requires the distributors of economic, financial, banking and business information to maintain a registry of persons who request such information, including the reason, date and time of the request; (vi) allows the owners of any such requested information to access the registry, free of charge, every four months, to verify such information for the last 12 months; (vii) imposes on the distributor or other responsible party of such information the obligation to demonstrate compliance with Ley DICOM and (viii) obligates the deletion of unpaid obligations reported through December 31, 2011, provided that the total debt registered by such debtor is for an amount less than Ch$2,500,000, for capital, excluding interest, adjustments or any other item. We do not expect Ley DICOM to have a significant impact on our business or our commercial practices because we have anticipated the changes it introduced, to a large extent, by adjusting the information base and the relevant parameters used in our credit risk-assessment models for granting loans.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States

As a regulated financial institution, we are required to submit to the SBIF unaudited consolidated and unconsolidated balance sheets and income statements, excluding any related footnote disclosure, on a monthly basis. As of January 2008, the statements have to be prepared in accordance with Circular No. 3,410 “Compendium of Accounting Standards” or the Compendium, and the rules of the SBIF. The SBIF also makes summary financial information available within four weeks of receipt. Although Chilean banks are required to apply IFRS as issued by the IASB as of January 1, 2009, certain exceptions introduced by the SBIF prevent banks from achieving full convergence. In those situations which are not addressed by the guidance issued by the SBIF, institutions must follow the generally accepted accounting principles issued by the Association of Chilean Accountants, which coincide with IFRS as issued by the IASB. However, our consolidated annual financial statements as of and for the three years ended December 31, 2012 have been prepared in accordance with IFRS in order to comply with SEC requirements.

The securities laws of Chile, which govern open, or publicly listed, companies such as ours, have as a principal objective promoting disclosure of all material corporate information to the public. Chilean disclosure requirements, however, differ from those in the United States in some important respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those in the United States and in certain respects the Chilean securities markets are not as highly regulated and supervised as the United States securities markets.

Chile imposes controls on foreign investment and repatriation of investments that may affect your investment in, and earnings from, our ADSs

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

Owners of ADSs are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by holders of ADSs will be converted into U.S. dollars and distributed net of foreign currency exchange fees and fees of the depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35% (subject to credits in certain cases). If for any reason, including changes in Chilean laws or regulations, the depositary were unable to convert Chilean pesos to U.S. dollars, investors may receive dividends and other distributions, if any, in Chilean pesos.

Additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them or the repatriation of the proceeds from such disposition or the payment of dividends could be imposed in the future and we cannot advise you as to the duration or impact of such restrictions if imposed.

The legal restrictions on the exposure of Chilean pension funds may adversely affect our access to funding

Chilean regulations impose restrictions on the share of assets that a Chilean pension fund management company (Administradora de Fondos de Pensiones, or AFP) may allocate: (a) per fund (considering all sub-funds within an AFP (A, B, C, D or E)), to deposits in checking accounts and term deposit accounts and in debt securities issued by a single banking institution (or guaranteed by such bank), investments not exceeding the value of a multiple set forth by the Central Bank of Chile considering such bank’s equity (patrimonio), which shall fluctuate between 0.5 and 1.5 in accordance with article 47 of the D.L. 3,500; (b) per type of sub-fund, to shares of a single banking institution (or guaranteed by such bank), investments not exceeding 11% of the value of the relevant sub-fund; and (c) per fund (considering all sub-funds), to a single banking institution, investments not exceeding 2.5% of the value of such banking institution subscribed shares with a maximum limit equal to 5% of the value of such AFP multiplied by the concentration factor applicable to the banking institution as set forth in number III.7.1 of the Investment Regime of the Chilean Pension Funds issued by the Superintendency of Pensions, at a current level of 0.2 for CorpBanca’s shareholder current structure. Additionally, each fund managed by an AFP is permitted to make deposits with a bank for an amount not to exceed the equivalent of such bank’s equity. If the exposure of a pension fund managed by an AFP to a single bank exceeds such limit for investments in securities, the AFP for such pension fund is required to reduce the fund’s exposure below the limit within three years.

As of December 31, 2012, the aggregate exposure of AFPs to us was Ch$1,847,921 million or 2.38% of their total assets. If the exposure of any AFP to us exceeds the regulatory limit, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our business, financial condition and results of operations.

Pension funds must also comply with other investment limits. In 2007, MK2 was approved, relaxing the limits on making investments abroad in order to permit pension funds to further diversify their investment portfolios. As of December 31, 2012, the maximum limit on making investments abroad was 80%. As a result, pension funds may change the composition of their portfolios, including reducing their deposits with local banks. As of December 31, 2012, 9.9% of our time deposits were from AFPs. In the case of banks, each fund managed by an AFP is permitted to make deposits with such bank for an amount not to exceed the equivalent of such bank’s equity. Although the legislation referred to above is intended to promote a gradual relaxation of the investment limits, and we may be able to substitute the reduced institutional funds with retail deposits, there can be no assurance that this occurrence will not have a materially adverse impact on our business, financial condition and results of operations.

On November 6, 2012 the Superintendency of Pensions changed some of the investment limits applicable to AFPs, which became effective on January 1, 2013. The new investment limit regarding maximum investments from a fund on a national bank’s instruments was lowered from 11% to 9% of the fund’s total value. The new investment limit should not impact CorpBanca’s current positions with AFPs, however, since the aggregate pension fund position in CorpBanca is below 6%. The other investment limits that are to be lowered are funds maximum investments in shares of corporations and banks, bonds from public or private corporations and Chilean or foreign investment funds.

Increased regulation of the financial services industry in Chile or Colombia could increase our costs and result in lower profits

As a result of the recent financial crisis, there has been an increase in government regulation of the financial services industry in many countries. Such regulation may also be increased in Chile and Colombia, including the imposition of higher capital requirements, heightened disclosure standards and restrictions on certain types of transaction structures. In addition, novel regulatory proposals are abound in the current environment. If enacted, new regulations could require us to inject further capital into our business as well as in businesses we acquire, restrict the type or volume of transactions we enter into, or set limits on or require the modification of rates or fees that we charge on certain loans or other products, any of which could lower the return on our investments, assets and equity. Although we currently comply with the minimum regulatory capital ratio required under the Chilean and Colombian banking regulations, no assurance can be given that in the future we will need to inject additional capital to our business if such regulation is amended. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities.

Our results of operations are affected by interest rate volatility

Our results of operations depend to a great extent on our net interest income. In 2010, 2011 and 2012, our ratio of net interest income to total operating income was 68.7%, 57.8% and 57.5%, respectively. Changes in market interest rates in Chile or Colombia could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities leading to a reduction in our net interest income. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank of Chile and Colombia, deregulation of the financial sector in Chile and Colombia, domestic and international economic and political conditions and other factors. Yields on the Chilean government’s 90-day benchmark rate reached a high of 3.4% and a low of 0.5% in 2010, a high of 5.6% and a low of 3.6% in 2011 and a high of 5.2% and a low of 4.8% in 2012. On the other hand, the Colombian government does not emit short term bonds of 30, 60 or 90 days as the Chilean government does. Instead, every month the committee from the Central Bank of Colombia decides the benchmark rate in order to achieve a specific goal of inflation. Yields on the Colombian benchmark rate reached a high of 3.5% and a low of 3% for 2010, a high of 4.75% and a low of 3% for 2011 and a high of 5.25% and a low of 4.25% for 2012. As of December 31, 2010, 2011, 2012, we had Ch$746,248.0 million, Ch$843,250.0 million and Ch$1,112,435 million, respectively, in financial investments available-for-sale. In the current global economic climate, there is a greater degree of uncertainty and unpredictability in the policy decisions and the setting of interest rates by the Central Bank of Chile and Central Bank of Colombia and, as a result, any volatility in interest rates could adversely affect us, including our future financial performance and the market value of our securities.

We are subject to increases in income tax rates

Like all Chilean companies, we are subject to income tax at a rate of 18.5% of our taxable income. Since the earthquake and tsunami that affected Chile in 2010 and the educational reform proposal, the Chilean government has found it necessary to raise funds in order to finance the reconstruction efforts of the affected areas and education reform, respectively. As a result, the corporate income tax rate was recently increased to 20% by the tax reform approved by the Congress (Law No. 20,630), which is effective retroactively from January 1, 2012. Any future increases in income tax rates could have an adverse effect on our business, financial condition or results of operations.

We are also subject to income tax in Colombia at a rate of 33% with respect to our activities in Colombia. Beginning in fiscal year 2013, the Colombian corporate income tax rate is reduced from 33% to 25%, and a new income tax called the “CREE” with a tax rate of 9% (8% beginning in fiscal year 2016) will be imposed. The CREE reduced the payroll taxes in Colombia from 9% to 4% and the social security contributions. The CREE will also eliminate the 8.5% employer’s health contribution for those employees earning less than 10 minimum wages (approximately US$3,205 for 2012). Payroll taxes and social security reductions must be applicable before July 1, 2013.

The taxable base of the CREE would be similar to the taxable base of the Colombian income tax. However it does not allow the subtraction of tax credits and allows only certain of the tax exemptions permitted for the Colombian income tax. As a result, the CREE could potentially raise our effective rate of tax with respect to our activities in Colombia.

Any future increases in income tax rates could have an adverse effect on our business, financial condition or results of operations.

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in Colombia could adversely affect our consolidated results

Uncertainty relating to tax legislation poses a constant risk to CorpBanca Colombia. Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting stated expenses and deductions, and eliminating incentives and non-taxed income. Notably, the Colombian government has a significant fiscal deficit that may result in future tax increases. Additional tax regulations could be implemented that could require CorpBanca Colombia to make additional tax payments, negatively affecting its results of operations and cash flow. In addition, national or local taxing authorities may not interpret tax regulations in the same way that CorpBanca Colombia does. Differing interpretations could result in future tax litigation and associated costs.

Any downgrading of Chile’s or Colombia’s debt credit rating for domestic and international debt by international credit rating agencies may also affect our ratings, our business, our future financial performance, stockholders’ equity and the value of our securities

Any adverse revisions to Chile’s or Colombia’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings, and, as a result, our cost of funding, including interest rates paid on our deposits and securities. If this were to happen, it could have a material adverse effect on our business, future financial performance, stockholders’ equity and the value of our securities.

Our growth and profitability depend on the level of economic activity in Chile, Colombia and other emerging markets

Substantially all of our loans are to borrowers doing business in Chile or Colombia. Accordingly, the recoverability of these loans in particular, our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile and Colombia. The Chilean and Colombian economies have been influenced, to varying degrees, by economic conditions in other emerging market countries. Changes in Chilean or Colombian economic growth in the future or future developments in or affecting the Chilean or Colombian economies, respectively, including consequences of economic difficulties in emerging and developed markets, including some of our neighbor countries, or a deceleration in the economic growth of Asian or other developed nations to which Chile and Colombian export a majority of their respective goods, could materially and adversely affect our business, financial condition or results of operations.

According to data published by the Central Bank of Chile, the Chilean economy grew by 5.2% in 2010, 6% in 2011 and 5.6% in 2012.

According to data published by the Central Bank of Colombia, the Colombian economy grew by 4% in 2010, 6.6% in 2011 and 4% in 2012. Historically, lower economic growth has adversely affected the overall asset quality of the Colombian banking system and CorpBanca Colombia’s loan portfolio.

Our results of operations and financial condition could also be affected by changes in economic or other policies of the Chilean or Colombian governments, which have each exercised and continue to exercise a substantial influence over many aspects of the private sector, or other political or economic developments in Chile.

Although economic conditions are different in each country, investors’ reactions to developments in one country may affect the securities of issuers in other countries, including Chile. Starting in September 2008, the economic and financial crisis in the United States and Europe sparked a series of financial institution failures across the globe. This resulted in a liquidity crisis and a reduction in growth of the global economy as financial institutions tightened risk policies and reduced lending to banks, corporations and individuals. During 2009, the economies of the United States and some European countries contracted, which, in turn, impacted the Chilean and Colombian economies. Although there have recently been signs of recovery in the global economy, Chile and Colombia, this recovery may be fragile and also may reflect temporary benefits from government stimulus programs that may not be sustained. The ability of certain countries, such as Greece, Portugal, Spain and Italy and companies in those countries and in the Euro zone to repay debt obligations remains uncertain. The effect on consumer confidence of any actual or perceived deterioration in the Chilean or Colombian economies may have a material adverse effect on our business, results of operations and financial condition.

In addition, our financial condition and results of operations could also be affected by regulatory changes in administrative practices, changes in economic or other policies of the Chilean or Colombian governments or other political or economic developments in or affecting Chile or Colombia, over which we have no control.

Inflation and government measures to curb inflation could adversely affect our financial condition and results of operations

Although Chilean and Colombian inflation have been low in recent years, Chile and Colombia have experienced high inflation in the double-digit levels in the past. Such high levels of inflation in Chile or Colombia could adversely affect the Chilean and Colombian economies and have an adverse effect on our results of operations if such inflation is not accompanied by a matching devaluation of the local currency. We cannot make any assurances that Chilean or Colombian inflation will not revert to prior levels in the future.

The following table shows the annual rate of inflation during the last five years as measured by changes in the Chilean and Colombian consumer price index, or CPI, and as reported by the: (i) Instituto Nacional de Estadísticas, or the Chilean National Institute of Statistics: and (ii) the Departamento Administrativo Nacional de Estadística (DANE) or the National Administrative Department of Statistics:

Year	Chilean Inflation (CPI)	Colombian Inflation (CPI)
	(in percentages)
2008	7.1	7.7
2009	(1.4)	2.0
2010	3.0	3.2
2011	4.4	3.7
2012	1.5	2.4

Source: Chilean National Institute of Statistics / Colombian National Administrative Department of Statistics.

In 2009, economic activity slowed significantly in Chile, resulting in 1.4% deflation, and increased in Colombia, resulting in 2% inflation. In 2010, economic growth increased in Chile, ending the year with 3% inflation, in part supported by additional government and private sector spending to finance the reconstruction work required to restore Chile’s productive capacity and financial aid to the areas affected by the 2010 earthquake and tsunami, and grew in Colombia, resulting in 3.2% inflation. During 2010, GDP grew by 5.2% in Chile and grew by 4% in Colombia. During 2011, GDP grew by 6% and the inflation rate increased by 4.4% in Chile and GDP grew by 6.6% and the inflation rate increased by 3.7% in Colombia. During 2012, GDP grew by 5.6% and the inflation rate increased by 1.5% in Chile and GDP grew by 4% and the inflation rate increased by 2.44% in Colombia. The Central Bank of Chile decreased the interbank rate from 5.25% in 2011 to 5% in 2012 in response to a decrease in inflation expectations. In Chile, the average interbank rate was 5% in 2012. The Central Bank of Colombia decreased the interbank rate from 11% in 2011 to 7.25% in 2012 in response to a decrease in inflation expectations driven by decreased economic activity. In Colombia, the average interbank rate was 8.5% in 2012. High levels of inflation or deflation in Chile or Colombia could adversely affect the Chilean or Colombian economies and have an adverse effect on our business, financial condition and results of operations.

We may be unsuccessful in addressing the challenges and risks presented by our operations in countries outside Chile/Colombia

We now operate a banking business in Colombia. CorpBanca Colombia’s operations may involve risks to which we have not previously been exposed. CorpBanca Colombia’s businesses are focused on retail banking as well as wholesale and commercial banking. The products and services offered by CorpBanca Colombia include savings, current accounts, fixed-term deposits, credit and debit cards, consumer and commercial loans, mortgages, cash management, foreign trade, financial assessment and as well as providing other banking services to business and individuals.

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

Colombia has experienced internal security issues that have had or could have in the future a negative effect on the Colombian economy

Colombia has experienced internal security issues, primarily due to the activities of guerrilla groups such as the Fuerzas Armadas Revolucionarias de Colombia, or FARC, paramilitary groups and drug cartels. In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. Even though the Colombian government’s “democratic security” program has reduced guerrilla and criminal activity, particularly in the form of terrorism attacks, homicides, kidnappings and extortion, such activity persists in Colombia, and possible escalation of such activity and the effects associated with them have had and may have in the future a negative impact on the Colombian economy and on our operations in Colombia, including CorpBanca Colombia’s customers, employees, results of operations and financial condition.

Tensions with Venezuela and Ecuador may affect the Colombian economy and, consequently, our results of operations and financial condition

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

Venezuelan political events may affect CorpBanca Colombia’s operations.

Venezuela held elections on April 14, 2013 following the death of President Hugo Chavez. Although Nicolas Maduro has been sworn in as President of Venezuela, the opposition parties have contested the result on the basis of alleged voting irregularities. As a result, Venezuelan political conditions remain uncertain. We cannot provide any assurances that political developments in Venezuela, over which CorpBanca Colombia has no control, will not have an adverse effect on CorpBanca Colombia’s business, financial condition or results.

Government policies and actions, and judicial decisions, in Colombia could significantly affect the local economy and, as a result, our results of operations and financial condition of our business in Colombia

The results of operations and financial condition of our business in Colombia may be adversely affected by changes in Colombian governmental policies and actions, and judicial decisions, involving a broad range of matters, including interest rates, exchange rates, exchange controls, inflation rates, taxation, banking and pension fund regulations and other political or economic developments affecting Colombia. The Colombian government has historically exercised substantial influence over the economy, and its policies are likely to continue to have a significant effect on Colombian companies. The president of Colombia has considerable power to determine governmental policies and actions relating to the economy, and may adopt policies that could negatively affect our business in Colombia. Future governmental policies and actions, or judicial decisions, could adversely impact the results of operations or financial condition of our business in Colombia.

An increase in constitutional collective actions (acciones populares), class actions (acciones de grupo) and other similar legal actions involving claims for significant monetary awards against financial institutions may have an adverse effect on our and CorpBanca Colombia’s business and results of operations

Under the Colombian Constitution, individuals may initiate constitutional collective or class actions to protect their collective or class rights, respectively. Colombian financial institutions, including CorpBanca Colombia, have experienced a substantial increase in the aggregate number of these actions. The great majority of such actions have been related to fees, financial services and interest rates, and their outcome is uncertain. Pursuant to law 1425 of 2010, monetary awards for plaintiffs in constitutional collective actions (acciones populares) were eliminated as of January 1, 2011. Nevertheless, individuals continue to have the right to initiate constitutional or class actions against CorpBanca Colombia.

Future restrictions on interest rates or banking fees could materially and adversely affect our and CorpBanca Colombia’s profitability and financial results

The Colombian Commerce Code limits the amount of interest that may be charged in commercial transactions. In the future, regulations could impose limitations regarding interest rates or fees charged by CorpBanca Colombia. Any such limitations could materially and adversely affect CorpBanca Colombia and our results of operations and financial position. In the past, there have been disputes in Colombia among merchants, payment services and banks regarding interchange fees. Although such disputes have been resolved, the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio), or the SIC, may initiate new investigations relating to the interchange fees.

This possibility may lead to additional decreases in such fees, which in turn could adversely affect CorpBanca Colombia’s and our financial results.

Furthermore, pursuant to article 62 of law 1430 of 2010, the Colombian Congress granted the government power and authority to establish and define criteria and formulas applicable to the calculation of banking fees and charges and the authority to define maximum limits to banking fees and charges. On December 20, 2011, the Colombian Government used the authority granted by law 1430 of 2010 and established in Decree 4809 of 2011 a cap on the fees banks can charge on withdrawals done from ATMs outside their own networks. Under Colombian regulation, banks are prohibited from charging prepayment penalties or fees on loans except when the outstanding amount of a loan is more than the equivalent of 880 legal minimum monthly wages (approximately US$275,000). If the outstanding amount of a loan is more than the equivalent of 880 legal minimum monthly wages, prepayment penalties or fees may be charged but only when expressly contemplated under the governing loan agreement. Further limits or regulations regarding banking fees, and uncertainties with respect thereto could have a negative effect on CorpBanca Colombia and our results of operations and financial condition.

A new insolvency law in Colombia may limit our monetary collection and ability to enforce our rights

On June 12, 2012, the Congress of Colombia enacted Law 1564 of 2012, which provides insolvency protection for non-merchant individuals. Under the new insolvency regulation, which came into effect on October 1, 2012, once a non-merchant individual has ceased paying its debts, such individual can initiate a voluntary insolvency proceeding before a notary public or mediator to reach an agreement with its creditors. The terms of any agreement reached with a group (two or more) of creditors that represent more than 50% of the total amount of the claims will be mandatorily applicable to all relevant creditors. As a result of these agreements CorpBanca Colombia may not be able to recover the total amount of its claims. The increased debtor protections contemplated in the law, including an automatic stay for a maximum of 90 days, could also make it more difficult for CorpBanca Colombia to enforce debt and other monetary obligations, which could have an adverse impact on CorpBanca Colombia and our results of operations and financial condition.

The Central Bank of Colombia may impose requirements on CorpBanca Colombia’s (and other Colombian residents’) ability to obtain loans in foreign currency

The Central Bank of Colombia may impose certain mandatory deposit requirements in connection with foreign currency-denominated loans obtained by Colombian residents, including CorpBanca Colombia. Although no mandatory deposit requirement is currently in effect, a mandatory deposit requirement was set at 40% in 2008 after the Colombian peso appreciated against foreign currencies. We cannot predict or control future actions by the Central Bank of Colombia in respect of such deposit requirements, which may involve the establishment of a different mandatory deposit percentage. The use of such measures by the Central Bank of Colombia may be a disincentive for CorpBanca Colombia and its clients to obtain loans denominated in a foreign currency.

CorpBanca Colombia may be unable to collect on collateral or guarantees securing loans, which may adversely affect its and our results of operations and financial condition

CorpBanca Colombia makes loans that are secured by collateral, including real estate and other assets that are generally located in Colombia. The value of collateral may significantly fluctuate or decline due to factors beyond its control, including, for example, economic and political conditions in the country. An economic slowdown may lead to a downturn in the Colombian real estate market, which may, in turn, result in declines in the value of real estate securing loans to levels below the principal balances of these loans. Any decline in the value of the collateral securing loans may result in reduced recoveries from collateral realization and have an adverse effect on CorpBanca Colombia’s and our results of operations and financial condition.

CorpBanca Colombia also makes loans on the basis of guarantees from relatives, affiliates or associated persons of borrowers. To the extent that guarantors encounter financial difficulties due to economic conditions, personal or business circumstances, or otherwise, the ability of CorpBanca Colombia’s banks to enforce such guarantees may be impaired.

In addition, CorpBanca Colombia may face difficulties in enforcing its rights as a secured creditor against borrowers, collateral or guarantees. In particular, timing delays and procedural problems in realizing against collateral, as well as a debtor-protective judicial interpretations of the law, may make it difficult to foreclose on collateral, realize against guarantees or enforce judgments in CorpBanca Colombia’s favor, which could materially and adversely affect CorpBanca Colombia’s and our results of operations and financial condition.

CorpBanca Colombia may face legal and other challenges to maximizing revenue from credit card fees and other fees from customers

CorpBanca Colombia’s credit card business faces risks relating to the pricing of fees and commissions charged to merchants (merchant discounts) and the pricing of bank interchange fees charged by issuer banks to acquiring banks. Banks and card processors in Colombia have been subject to administrative investigations regarding the fees and commissions that are charged to the merchants by the acquiring banks and in respect to the banking interchange fees.

In the past, the SIC has conducted investigations on the practices of Asociación Gremial de Instituciones Financieras Credibanco (Visa franchisee in Colombia) and Redeban Multicolor S.A. (MasterCard franchisee in Colombia), the entities chosen by most Colombian banks to manage the credit card system in Colombia, relating to alleged price fixing agreements among Colombian banks relating to fees and commissions charged to merchants.

As a result of these investigations, the fees charged to merchants and bank interchange fees could decrease, which could also lead to changes in commercial strategies that could affect CorpBanca Colombia’s and our results of operations and financial condition. In addition, fees charged for other banking services have and may continue to be reduced in the future as a result of regulatory measures and/or pressure from retailers and interest groups.

CorpBanca Colombia faces uncertainty regarding new consumer protection laws

Law 1328 of 2009, also referred to as the “financial reform law,” creates a new customer protection regime with respect to financial institutions. The financial reform law provides a bill of rights for consumers of financial services and products, including the right to receive clear, complete and reliable information about the services and products offered by financial institutions. The law and the decrees and regulations issued pursuant to it also contain specific new obligations for financial institutions, including a duty to maintain a financial ombudsman in charge of consumer protection and procedures regulating the responsibilities and function of the ombudsman, a duty to create a financial consumer attention center pursuant to terms set by the Colombian Superintendency of Finance, an obligation to provide services and products under the same conditions offered to the general public, and a prohibition on the inclusion of predatory or abusive clauses in contracts with consumers. Any violation of this law or the decrees and regulations issued pursuant to this law by CorpBanca Colombia could result in monetary or administrative sanctions or restrictions on its operations.

RISKS RELATING TO THE MERGERS AND ACQUISITIONS

We may not be able to manage our growth successfully

We have been expanding the scope of our operations over the past few years, and we expect that this expansion will continue. As we continue to grow, we must improve our operational, technical and managerial knowledge and compliance systems in order to effectively manage our operations across the expanded group. Failure to integrate, monitor and manage expanded operations could have a material adverse effect on our business, reputation and financial results. Our future growth will also depend on our access to internal and external financing sources. We may be unable to access such financing on commercially acceptable terms or at all.

Integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us

We have engaged in a number of mergers and acquisitions in the past, including the acquisition of CorpBanca Colombia in 2012 and the pending acquisition of Helm Bank, and may make further acquisitions in the future as part of our growth strategy. We believe that these transactions will contribute to our continued growth and competitiveness in the Chilean, Colombian, and international banking sectors.

Any acquisition and merger of institutions and assets and the integration of such institutions and assets involves certain risks including the risk that:

•

integrating new networks, information systems, personnel, financial and accounting systems, risk and other management systems, financial planning and reporting, products and customer bases into our existing business may run into difficulties, cause us to incur unexpected costs and operating expenses and place additional demands on management time;

•	we may incur unexpected liabilities or contingencies relating to acquired businesses;
•

antitrust and other regulatory authorities may impose restrictions or limitations on the terms of the acquisition or merger, require disposition of certain assets or businesses or withhold their approval of such transaction; and

•	the expected operation and financial synergies and other benefits from such mergers or acquisitions may not be fully achieved.

If we fail to achieve the business growth opportunities, cost savings and other benefits we anticipate from mergers and acquisition transactions, or incur greater integration costs than we have estimated, our results of operations and financial condition may be materially and adversely affected.

Acquisitions and strategic partnerships may not perform in accordance with expectations, may fail to receive required regulatory approvals or may disrupt our operations and adversely affect our business financial condition and results of operations

A component of our strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we have consummated the Banco Santander Colombia Acquisition and are in the process of consummating the Helm Bank Acquisition, which we expect to complete during the second quarter of 2013. We will continue to consider additional strategic acquisitions and alliances from time to time, inside and outside of Chile and Colombia. Strategic acquisitions and alliances, including the Helm Bank Acquisition, could expose us to risks with which we have limited or no experience. In addition, the Helm Bank Acquisition is subject to regulatory approval in

Chile, Colombia, Panama and the Cayman Islands, and we may not be successful in obtaining such approval. Future acquisitions may also be subject to regulatory approval, which we may not receive, particularly in view of our increasing market share in the Colombian banking industry.

We must necessarily base any assessment of potential acquisitions and alliances on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions and alliances, including the Helm Bank Acquisition and other investments, may not produce anticipated synergies or perform in accordance with our expectations and could adversely affect our business, financial condition and results of operations.

In addition, new demands on our existing organization, management and employees resulting from the integration of new acquisitions could disrupt our operations and adversely affect our business, financial condition and results of operations.

The pending acquisition of Helm Bank is subject to the approval of regulatory authorities in Colombia, Chile, Panama and the Cayman Islands

The pending Helm Bank Acquisition is subject to the approval of regulatory and banking authorities in Colombia, Chile, Panama and the Cayman Islands, any of which may reject or impose significant and burdensome conditions to the approval of the acquisition, including mandatory disposal of certain business lines currently operated by Helm Bank. We can provide you with no assurance that all of these approvals will be received, or that the cost of complying with any conditions to the approval of the acquisition will not be significant.

We have limited knowledge of the liabilities of Helm Bank and certain of its subsidiaries and affiliates

As part of the Helm Bank Acquisition, we have carried out a legal and accounting due diligence on Helm Bank and certain of its subsidiaries and affiliates. However, this due diligence may not produce all of the economic and financial information that may be material to our decision to acquire Helm Bank and certain of its subsidiaries and affiliates. We may incur significant losses in connection with liabilities of Helm Bank and certain of its subsidiaries and affiliates, which may have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATING TO OUR SECURITIES

U.S. securities laws do not require us to disclose as much information to investors as a U.S. issuer is required to disclose, and you may receive less information about us than you might otherwise receive from a comparable U.S. company

The corporate disclosure requirements applicable to us may not be equivalent to the requirements applicable to a U.S. company and, as a result, you may receive less information about us than you might otherwise receive in connection with a comparable U.S. company. We are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that apply to “foreign private issuers.” The periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers.

We are required only to file an annual report on Form 20-F, but we are not required to file any quarterly reports. A U.S. registrant must file an annual report on Form 10-K and three quarterly reports on Form 10-Q.

We are required to furnish current reports on Form 6-K, but the information that we must disclose in those reports is governed primarily by Chilean law disclosure requirements and may differ from Form 8-K’s current reporting requirements imposed on a U.S. issuer.

We are not subject to the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the short swing insider trading reporting and recovery requirements under Section 16 of the Exchange Act.

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange, or the NYSE, limiting the protections afforded to investors

We are a “controlled company” and a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (1) a majority of our board of directors (directorio), or Board of Directors, consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken, and (5) the members of the audit committee meet the Exchange Act Rule 10A-3(b)(1) independence requirements. We currently use these exemptions and intend to continue using these exemptions. Accordingly, you will not have the same protections afforded to investors in companies that are subject to all NYSE corporate governance requirements. See “Item 16G. Corporate Governance” for a comparison of the corporate governance standards of the New York Stock Exchange and Chilean practice.

Certain actions by our principal shareholder may have an adverse effect on the future market value of our securities and may have interests that differ from those of our other shareholders

Our controlling shareholder is Corp Group Banking S.A., which in turn is controlled by Mr. Alvaro Saieh Bendeck. As of December 31, 2012, together with members of his family, Mr. Saieh Bendeck and his family maintain an indirect ownership of 60.9% of Corp Group Banking S.A. and 45.9% of CorpBanca’s outstanding common shares through such holding company and also through other investment companies such as Compañía Inmobiliaria y de Inversiones Saga S.A., a company owned by Mr. Saieh Bendeck and his family. In addition, Mr. Saieh Bendeck holds shares with sufficient voting power under Chilean law to approve substantially all of the forms of corporate action subject to decision by shareholders’ meetings, including the distribution of dividends (including, in connection with any issuances of debt by Corp Group Banking S.A.), to elect a majority of the nine members of our Board of Directors, direct our management and control substantially all matters that are to be decided by a vote of shareholders, including fundamental corporate transactions. The sale or disposition by Mr. Saieh Bendeck of our ADSs or common shares that he indirectly owns, or the perception in the marketplace that such a sale or disposition may occur, may adversely affect the trading price of our shares on the Santiago Stock Exchange and, consequently, the market value of the ADSs.

Investors may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons

We are organized under the laws of Chile, and our principal place of business (domicilio social) is in Santiago, Chile. Most of our directors, officers and controlling persons reside outside of the United States. In addition, all or a substantial portion of our assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the United States federal securities laws. Based on the opinion of our Chilean counsel, there is doubt as to the enforceability against such persons in Chile, whether in original actions or in actions to enforce judgments of United States courts, of liabilities based solely on the United States federal securities laws. See “Enforcement of Civil Liabilities”.

RISKS RELATING TO OUR ADSs AND COMMON SHARES

There may be a lack of liquidity and market for our ADSs and common shares

A lack of liquidity in the markets may develop for our ADSs, which would negatively affect the ability of the holders to sell our ADSs or the price at which holders of our ADSs will be able to sell them. Future trading prices of our ADSs will depend on many factors including, among other things, prevailing interest rates, our operating results and the market for similar securities.

Our common shares underlying the ADSs are listed and traded on the Santiago Stock Exchange and the Chilean Electronic Exchange, although the trading market for the common shares is small by international standards. As of December 31, 2012, we had 293,358,194,234 common shares. Although ADS holders are entitled to withdraw common shares underlying ADSs from the depositary at any time, the Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. As of December 31, 2012, our non-controlling shareholders held approximately 39% of our outstanding common shares. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market any common shares obtained upon withdrawal of such common shares from our ADR facility in the amount and at the price and time such holder desires, and could increase volatility of the price of the common shares in the form of ADSs.

In addition, according to article 14 of the Ley de Mercado de Valores, Ley No. 18045, or the Chilean Securities Market Law, the Chilean Superintendency of Securities and Insurance, or SVS, may suspend the offer, quotation or trading of shares of any company listed on the Chilean stock exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the SVS will then cancel the relevant listing in the registry of securities. Furthermore, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it is deemed necessary. These and other factors may substantially limit your ability to sell the common shares underlying your ADSs at a price and time at which you wish to do so.

The issuance or sale, of a substantial number of our ADSs and common shares, or the perception of a potential issuance or sale, may adversely affect the market price of our ADSs and common shares

The market price for our common shares may vary significantly in the event a significant number of our common shares is issued or sold by us, our directors and officers or any other relevant shareholders or in the event there is a perception in the market that we, our directors and officers or a relevant shareholder intends to issue or sell, as the case may be, a significant number of common shares.

You may be unable to exercise preemptive rights

The Ley Sobre Sociedades Anónimas, Ley No. 18046 and the Reglamento de Sociedades Anónimas, which we refer to collectively as the Chilean Corporations Law, and applicable regulations require that whenever we issue new common shares for cash, we are obligated by law to grant preemptive rights to all of our shareholders (including the depositary on behalf of the holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. However, we may not be able to offer shares to United States holders of ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of common shares unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Act, is effective with respect to such rights and common shares, or an exemption from the registration requirements of the Act is available.

Our existing shareholders who do not participate in any future preemptive rights offering will suffer an immediate dilution of their percentage equity participation in us. In addition, investors who purchase ADSs or common shares may be subject to dilution of their equity participation in us upon the completion of any future preemptive rights offering. Investors will not know the extent to which they will be diluted until the expiration of any future preemptive rights offering in Chile.

We may also need to seek additional funding in the financial and capital markets in the future. We may resort to public or private offerings of common shares, including common shares in the form of ADSs, or securities convertible or exchangeable into, or that in any other manner allow for the subscription of, common shares, including common shares in the form of ADSs. Any public or private offering of common shares, including common shares in the form of ADSs, or securities convertible or exchangeable into ADSs or common shares, may dilute our existing shareholders’ interests in us or may have an adverse impact on the value of our ADSs and common shares.

You may have fewer and less well defined shareholders’ rights than with shares of a company in the United States

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

Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the depositary

Under Chilean law, a shareholder is required to be registered in our shareholders’ registry at least five business days before a shareholders’ meeting in order to vote at such meeting. A holder of ADSs will not be able to meet this requirement and accordingly is not entitled to vote at shareholders’ meetings because the shares underlying the ADSs will be registered in the name of the depositary. While a holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs in accordance with the procedures provided for in the deposit agreement, a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so. In certain instances, a discretionary proxy may vote our shares underlying the ADSs if a holder of ADSs does not instruct the depositary with respect to voting. In addition, a holder of ADSs may not be given a right to vote the shares represented by ADSs at all since, under Chilean law, substantially all of the forms of corporate action can be approved by our controlling shareholder, Corp Group Banking and other investment companies such as Compañía Inmobiliaria y de Inversiones Saga S.A., which are owned by Mr. Saieh Bendeck and his family.

U.S. holders of our ADSs or common shares could suffer adverse tax consequences if the Company is characterized as a passive foreign investment company.

If you are a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. federal income tax considerations”) and we are a passive foreign investment company, or PFIC, for any taxable year during which you own our ADSs or common shares, you could be subject to adverse U.S. tax consequences. As of the date of this Annual Report, we do not expect to be classified as a PFIC for U.S. federal income tax purposes for our current taxable year or for any taxable year in the foreseeable future. However, the determination of whether we are a PFIC is made on an annual basis and will depend on the composition and nature of our income and the composition, nature and value of our assets from time to time, and no assurance can be provided regarding our PFIC status. You should consult your tax advisor regarding the U.S. federal, state and local and other tax consequences of owning and disposing of the ADSs or common shares in your particular circumstances.

Exchange controls and withholding taxes in Chile may limit repatriation of your investment.

Equity investments in Chile by persons who are not Chilean residents are generally subject to various exchange control regulations that govern the repatriation of investments and earnings. The ADSs are governed by an agreement among us, the depositary and the Central Bank of Chile, or the Foreign Investment Agreement. The Foreign Investment Agreement grants the depositary and the holders of the ADRs access to Chile’s Formal

Exchange Market, permits the depositary to remit dividends it receives from us to the holders of ADSs and permits the holders of ADSs to repatriate the proceeds of the sale of shares withdrawn from the ADR facility, thereby enabling them to acquire on more favorable terms currencies necessary to repatriate investments in the shares and earnings therefrom.

Pursuant to current Chilean law, the Foreign Investment Agreement may not be amended unilaterally by the Central Bank of Chile, and there are judicial precedents (which are not binding with respect to future judicial decisions) indicating that the Foreign Investment Agreement may not be voided by future legislative changes.

Dividends received by holders of ADSs are paid net of foreign currency exchange fees and fees and expenses of the depositary and are subject to Chilean withholding tax, currently imposed at a rate of 35%, subject to credits in certain cases as described under “Item 10. Additional Information—E. Taxation—Chilean Tax Considerations”. In order to facilitate capital movements from and into Chile and to encourage foreign investment, the Central Bank of Chile eliminated foreign exchange restrictions and adopted the Compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales) effective April 19, 2001.

We cannot assure you that additional Chilean restrictions applicable to the holders of ADRs, the disposition of the shares underlying the ADRs or the repatriation of the proceeds from such disposition or the payment of dividends will not be imposed in the future, nor can we advise as to the duration or impact of such restrictions if imposed. If for any reason, including changes in the Foreign Investment Agreement or Chilean law, the depositary was able to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions, if any, in Chilean pesos.

RISKS RELATING TO OUR NOTES

Changes in the tax laws of Chile or any other jurisdiction from or through which we make payments under our 3.125% Senior Notes due January 15, 2018, or our Notes, could lead to the redemption of our Notes by us

Payments of interest in respect of our Notes made by us to foreign holders will be subject to Chilean interest withholding tax at a rate of 4%. Subject to certain exceptions, we will pay additional amounts so that the amount received by the holder after Chilean withholding tax and withholding taxes of any other jurisdiction from or through which we make payments under our Notes will equal the amount that would have been received if no such taxes had been applicable. Under the Indenture, dated as of January 15, 2013, by and among Deutsche Bank Trust Company Americas, as trustee paying agent, transfer agent and registrar and Deutsche Bank Luxembourg S.A. as Luxembourg paying agent and transfer agent and us, or the Indenture, our Notes are redeemable at our option, subject to applicable Chilean law, in whole (but not in part), at par, at any time at the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption, and any additional amounts due thereon if, as a result of changes in the laws or regulations affecting taxation, we become obligated to pay additional amounts on our Notes (in excess of additional amounts payable in respect of the 4% withholding tax payable on payments of interest on our Notes). Although no proposal to increase the withholding tax rate in Chile is currently pending, we cannot assure investors in our Notes that an increase in withholding tax rate will not be presented to or enacted by the Chilean Congress.

The ratings of our Notes may be lowered or withdrawn depending on various factors, including the rating agency’s assessments of our financial strength and Chilean sovereign risk

Standard & Poor’s and Moody’s assigned BBB+ and Baa1, respectively, as credit ratings to our Notes. The ratings address the timely payment of principal and interest on each payment date. The ratings of our Notes are not a recommendation to purchase, hold or sell our Notes, and the ratings do not comment on market price or suitability for a particular investor. The ratings of our Notes are subject to change and may be lowered or withdrawn. A downgrade in or withdrawal of the ratings of our Notes will not be an event of default under the Indenture. The assigned ratings may be raised or lowered depending, among other things, on the rating agency’s assessment of our financial strength, as well as its assessment of Chilean sovereign risk generally.

We cannot assure investors in our Notes that the credit ratings for our Notes will not be lowered, suspended or withdrawn by the rating agencies

The credit ratings of our Notes may change at any time. Such ratings are limited in scope, and do not address all material risks relating to an investment in our Notes, but rather reflect only the views of the rating agencies at the time the ratings are issued. An explanation of the significance of such ratings may be obtained from the rating agencies. We cannot assure investors in our Notes that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in the judgment of such rating agencies, circumstances so warrant. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market price of our Notes.

We and our affiliates may incur additional indebtedness ranking equally to our Notes or secured indebtedness

We are not restricted under the terms of the Indenture or our Notes from incurring additional indebtedness, including the issuance of additional debt that ranks on an equal and ratable basis with our Notes. If we incur any additional debt that ranks on an equal and ratable basis with our Notes, the holders of that debt will be entitled to share ratably with the holders of our Notes in any proceeds distributed in connection with an insolvency, liquidation, reorganization, dissolution or other winding-up of us subject to satisfaction of certain debt limitations. This may have the effect of reducing the amount of proceeds paid to you. We also have the ability to incur collateralized debt and such debt would be effectively senior to our Notes to the extent of such collateral.

Our Notes are structurally subordinated to the existing and future liabilities of our subsidiaries and affiliates

Our subsidiaries have not guaranteed our Notes. As a result, our Notes are structurally subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights and the rights of our creditors to participate in the assets of any subsidiary in the event that such a subsidiary is liquidated or reorganized are subject to the prior claims of all of such subsidiary’s creditors. As a result, all indebtedness and other liabilities of our subsidiaries, whether secured or unsecured, must be satisfied before any of the assets of such subsidiaries would be available for distribution, upon liquidation or otherwise, to us in order for us to meet our obligations with respect to our Notes.

If we are a creditor with recognized claims against any subsidiary, our claims would still be subject to the prior claims of such subsidiary’s creditors to the extent that they are secured or senior to those held by us. Subject to restrictions contained in financing arrangements, our subsidiaries may incur significant additional indebtedness and other liabilities. As of December 31, 2012, our subsidiaries were the obligors on Ch$161,575 million of total debt and the substantial majority of our total consolidated liabilities, excluding CorpBanca Colombia and our New York Branch.

The obligations under our Notes are subordinated to certain statutory liabilities

Under Chilean bankruptcy law, the obligations under our Notes are subordinated to certain statutory preferences. In the event of liquidation, such statutory preferences, including claims for salaries, wages, secured obligations, social security, taxes and court fees and expenses, will have preference over any other claims, including claims by any investor in respect of our Notes.

Our financial performance and other factors could adversely impact our ability to make payments on our Notes

Our ability to make scheduled payments with respect to our indebtedness, including our Notes, will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate cash required to service our debt

Our ability to make scheduled payments on our Notes and to meet our other debt service obligations or to refinance our debt depends on our future operating and financial performance and our ability to generate cash. This will be affected by our ability to implement successfully our business strategy, as well as general economic, financial, competitive, regulatory, technical and other factors beyond our control. If we cannot generate sufficient cash to meet our debt service obligations or fund our other business needs, we may, among other things, need to refinance all or a portion of our debt, including our Notes, obtain additional financing, delay capital expenditures or sell assets. We may not be able to generate sufficient cash through any of the foregoing ways. If we are not able to refinance any of our debt, obtain additional financing or sell assets on commercially favorable terms or at all, we may not be able to satisfy our obligations with respect to our debt, including our Notes. If this were to occur, holders of the relevant debt would be able to declare the full amount of that debt due and payable. Our assets may not be sufficient to pay such amounts.

Our Notes may be delisted from the Luxembourg Stock Exchange

Our Notes are admitted for listing on the Luxembourg Stock Exchange and we will use our reasonable best efforts to maintain such listing. Under Chapter 8, Section 803 of the rules and regulations of the Luxembourg Stock Exchange, the Luxembourg Stock Exchange may, on its own initiative, decide upon the delisting of a security from trading on a market when it is of the firm belief that for specific reasons, the normal and consistent market for such security cannot be maintained. A decision for delisting from trading on a market equates to the simultaneous decision for delisting from the official list. Although we cannot assure investors in our Notes as to the liquidity that may result from a listing on the Luxembourg Stock Exchange, delisting our Notes from the Luxembourg Stock Exchange may have a material effect on the ability of holders of our Notes to resell our Notes in the secondary market. If any Notes are listed on another exchange, CorpBanca reserves the right to cease a listing for similar reasons.

ITEM 4.            INFORMATION ON THE COMPANY

A.         HISTORY AND DEVELOPMENT OF THE COMPANY

We are a publicly traded company (sociedad anónima) organized under the laws of Chile and licensed by the SBIF to operate as a commercial bank. Our legal and commercial name is CorpBanca. Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile. Our telephone number is 56-22-660-8000 and our website is www.corpbanca.cl. Our agent in the United States is CorpBanca New York Branch, Attention: Fernando Burgos Concha, located at 845 Third Avenue, 5th Floor, New York, NY 10022-6601. Information set forth on our website does not constitute a part of this Annual Report. CorpBanca is organized under the laws of Chile and its subsidiaries are organized under the laws of Chile and Colombia. The terms “CorpBanca,” “the bank,” “we,” “us” and “our” in this Annual Report refer to CorpBanca together with its subsidiaries unless otherwise specified.

HISTORY

We are Chile’s oldest operating bank incorporated as Banco de Concepción by Decree No. 180 of the Ministry of Finance on October 3, 1871, and legally began operations as a bank on October 16th of the same year. We were founded as Banco de Concepción in 1871 by a group of residents of the City of Concepción, Chile, led by Aníbal Pinto, who would later become President of Chile. In 1971, Banco de Concepción was transferred to a government agency, Corporación de Fomento de la Producción (the Chilean Corporation for the Development of Production, or CORFO). Also in 1971, Banco de Concepción acquired Banco Francés e Italiano in Chile, which provided for the expansion of Banco de Concepción into Santiago. In 1972 and 1975, the bank acquired Banco de Chillán and Banco de Valdivia, respectively. In November 1975, CORFO sold its shares of the bank to private business persons, who took control of the bank in 1976. In 1980, the name of the bank was changed to Banco Concepción. In 1983, control of Banco Concepción was assumed by the SBIF. The bank remained under the control of the SBIF through 1986, when it was acquired by Sociedad Nacional de Minería (the Chilean National Mining Society, or SONAMI). Under SONAMI’s control, Banco Concepción focused on providing financing to small- and medium-sized mining interests, increased its capital and sold a portion of its high-risk portfolio to the Central Bank. Investors led by Mr. Alvaro Saieh Bendeck purchased a majority interest of Banco Concepción from SONAMI in 1996. For over 20 years, Mr. Saieh Bendeck has directed the acquisition, creation and operation of a number of commercial banks, mutual fund companies, insurance companies and other financial entities in Chile and other parts of Latin America.

Following our acquisition by Mr. Alvaro Saieh Bendeck in 1996, we began to take significant steps to improve our credit risk policies, increase operating efficiency and expand our operations. These steps included applying stricter provisioning and charge-off standards to our loan portfolio, cost cutting measures and technological improvements. We also changed our name to CorpBanca and hired a management team with substantial experience in the Chilean financial services industry. Several of our senior officers, prior to joining CorpBanca, were employed by Banco Osorno y La Union prior to its merger with Banco Santander-Chile in 1996. In addition, we significantly expanded our operations in 1998 through the acquisition of the consumer loan division of Corfinsa (which was formerly a consumer loan division of Banco Sudamericano, currently Scotiabank Chile) and the finance company Financiera Condell S.A. In November 2002, we completed the largest equity capital-raising transaction in Chile during that year, providing us with Ch$111,732 million (approximately US$238.9 million using the exchange rate that was in effect as of December 31, 2002) in capital to help implement our growth strategies. During this time, we consolidated our information technology systems into a single, integrated platform, Integrated Banking System, or IBS, a central information system that replaced a number of systems, providing us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each product and client segment.

In a two-step transaction, on May 29, 2012 and June 22, 2012, we acquired a 91.9% equity interest in Banco Santander Colombia (now known as CorpBanca Colombia), a 99.9% (direct and indirect) equity interest in CIVAL, a licensed securities broker-dealer operating in Colombia and a 5.5% equity interest in CIT Colombia, a financial services company operating in Colombia that specializes in fund administration and trust and custodial services, each from Banco Santander, S.A., a sociedad anónima bancaria organized under the laws of the Kingdom of Spain, and certain of its affiliates pursuant to certain purchase agreement, or the BSC Purchase Agreement, for US$1.2 billion, except for the 5.5% equity interest from Santander Investment Colombia S.A. (now known as Corpgroup Investment Colombia S.A.). Banco Santander Colombia, CIVAL and CIT Colombia currently operate under the CorpBanca brand name.

On June 22, 2012, as contemplated in the BSC Purchase Agreement, our affiliate CorpGroup acquired a 7.4% equity interest in Banco Santander Colombia and a 94.5% equity interest in CIT Colombia. Also on June 22, 2012, as contemplated in the BSC Purchase Agreement, an affiliate of CorpGroup, CG International, acquired a 100% equity interest in Santander Insurance, an insurance brokerage. On June 29, 2012, CorpGroup transferred its 94.5% equity interest in CIT Colombia to CorpBanca Colombia.

As a condition to consummating the Banco Santander Colombia Acquisition, the SBIF required that CorpBanca raise at least US$200 million and maintain a BIS capital adequacy ratio of 10% until June 2013. In connection with the SBIF’s requirements, on June 9, 2012 and June 12, 2012, we raised capital in the aggregate amount of Ch$268,750 million through the issuance in Chile of 43,000,000,000 common shares at an offering price of Ch$6.25 per share.

On October 9, 2012, an affiliate of Corp Group, or the HB Purchaser, entered into an agreement, or the HB Purchase Agreement, with affiliates of Helm Corporation, to acquire up to a 100% equity interest in the common shares of Helm Bank with the intent to merge Helm Bank with and into CorpBanca Colombia with CorpBanca Colombia as the surviving corporation. The aforementioned acquisition is herein referred to as the Helm Bank Acquisition. The total purchase price of the Helm Bank Acquisition is US$1.3 billion plus interest accruing on such amount at the rate of 0.5% per month from January 1, 2013, until the purchase price is paid. Subject to the terms and conditions set forth in the HB Purchase Agreement, at the closing date of the Helm Bank Acquisition, the HB Purchaser shall assign all of its rights and obligations under the HB Purchase Agreement to CorpBanca Colombia, which ultimately will acquire Helm Bank. Within ninety days after the closing of the Helm Bank Acquisition, CorpBanca Colombia is obligated to commence a tender offer (oferta pública de adquisición) to acquire all of the preferred stock of Helm Bank from the current holders of such preferred stock pursuant to Colombian law. In addition, certain affiliates of CorpGroup intend to acquire an 80% equity interest in Helm Insurance, an insurance broker, for US$17.1 million. The Helm Bank Acquisition and the acquisition of Helm Insurance are subject to customary closing conditions, including regulatory approval in Chile, Colombia, Panama and the Cayman Islands. CorpBanca’s management expects that the purchases will be completed during the second quarter of 2013. Upon completion of the acquisitions, CorpBanca will consolidate the operations of Helm Bank with and into CorpBanca Colombia, following the receipt of prior authorization from the Colombian Superintendency of Finance.

In order to finance the Helm Bank Acquisition, CorpBanca Colombia plans to raise capital in an amount not to exceed US$1 billion and finance the remainder of the acquisitions with its own funds. The planned capital increase will be subscribed by (i) CorpBanca for approximately US$365 million, (ii) Helm Corporation for approximately US$440 million, and (iii) Corpgroup Interhold Limitada for approximately US$180 million. In addition, (i) on January 18, 2013, we raised capital in the aggregate amount of Ch$66,751.2 million through the issuance of 10,680,200,621 common shares, including common shares in the form of ADSs, in the United States and elsewhere outside of Chile (ii) on February 7, 2013, we raised capital in the aggregate amount of Ch$106,361.9 million in connection with the investment by certain investment funds of the International Finance Corporation, or IFC, a member of the World Bank Group, and IFC Asset Management Company to acquire a 5% equity interest in CorpBanca, or the IFC Investment, pursuant to an investment agreement with CorpGroup, Compañía Inmobiliaria y de Inversiones Saga Ltda., and CorpGroup Inversiones Bancarias Ltda., and (iii) on February 14, 2013, we raised capital in the aggregate amount of Ch$120,927.7 million during a preemptive rights offering under Chilean law in connection with the authorization by the Board of Directors on November 27, 2012 to issue 47,000,000,000 common shares.

As a result of the steps we have taken since the 1996 acquisition, we have developed a number of significant competitive strengths that we believe will continue to contribute to our growth potential. These include operating efficiencies, improved asset quality, an experienced management team, and a strong technological infrastructure. Although certain rating agencies have placed our ratings on credit watch with negative implications in light of the Banco Santander Colombia Acquisition and the pending Helm Bank Acquisition, in recent years, our overall cost of funding has decreased as a result of improvements in our ratings. See “Item 3. Key Information—D. Risk Factors—Risks associated with our business—A further downgrade of CorpBanca’s counterparty credit rating by international or domestic credit rating agencies may also materially and adversely affect our debt credit rating for domestic and international debt, our business, our future financial performance, stockholders’ equity and the value of our securities”. We believe that these strengths position us well for continued growth in the Chilean and Colombian financial services industries.

Our loan portfolio (excluding loans to banks) has grown at a compounded annual growth rate in nominal terms of 26.6% between December 31, 2009 and December 31, 2012. As of December 31, 2012, according to the SBIF, we were the fourth largest private bank in Chile in terms of the overall size of our loan portfolio (10.1% market share on a consolidated basis and 8.4% market share on an unconsolidated basis only taking into account our operations in Chile). As of December 31, 2012, we had total assets of Ch$13,526,524 million, including total loans of Ch$10,103,491 million, shareholders’ equity (excluding net income for the trailing twelve months and provision for mandatory dividend) of Ch$881,905 million and our return on average shareholders’ equity was 15% for the trailing twelve months. For the year ended December 31, 2012, we had net interest income of Ch$256,876 million and net income of Ch$119,153 million.

Our risk management strategy has enabled us to maintain what we believe are solid solvency ratios and risk indicators, notwithstanding recent high levels of volatility in the financial markets. As of December 31, 2012, we had a BIS Ratio of 11.2% and allowance for loan losses to total loans of 1.1%, which is lower than the banking industry’s average. We have achieved an average annual return on equity of 20.1% between 2009 and 2012. As of December 31, 2012, we had 121 branches and 440 ATMs in Chile and 87 branches and 114 ATMs in Colombia

CAPITAL EXPENDITURES

The following table reflects our capital expenditures in the years ended December 31, 2010, 2011 and 2012:

	For the Year Ended December 31,
	2010	2011	2012
	(in millions of Ch$)
Land and buildings	Ch$122	Ch$91	Ch$173
Machinery and equipment	1,345	1,519	3,335
Furniture and fixtures	649	2,867	2,162
Vehicle	–	–	58
Other	3,824	6,434	17,767

Total	5,940	10,911	23,495

Capital divestitures resulted in a gain in sale of property, plant and equipment amounting to Ch$1,335 million as of December 31, 2012 as compared to Ch$17 million in 2011 and Ch$557 million in 2010. See note 31 of our audited consolidated financial statements included herein. The increase in capital expenditures was mainly due to the Banco Santander Colombia Acquisition, software acquisitions and investments in IT projects. Capital expenditures are financed through our own funds and the recent capital increase in June 2012.

B.         BUSINESS OVERVIEW

COMPETITIVE STRENGTHS

We believe that our current profitability and competitive advantages are the result of the following strengths:

Strong Market Position and Financial Performance

We believe that our strong position in the Chilean market has assisted us in achieving higher and more stable profits than our competitors. We are among the market leaders in Chile, ranking fourth among private banks in total loans with 10.1% market share on a consolidated basis and 8.4% market share on an unconsolidated basis in the Chilean market only taking into account our operations in Chile and fourth in deposits with 10.1% market share on a consolidated basis and 8.2% market share among private banks on an unconsolidated basis in the Chilean market only taking into account our operations in Chile, each as of December 31, 2012. We have grown our market share in total loans by 110 basis points during the 2009-2012 period in Chile. In addition to our growth in market share, we have achieved record profits for CorpBanca during the 2009-2012 period. For the three years ended December 31, 2012, we had net income of Ch$121,573 million, Ch$117,318 million and Ch$119,153 million, respectively.

Relationship with CorpGroup

We believe that our relationships with the companies that constitute CorpGroup offer us a significant competitive advantage over our competitors. In particular, we have the potential to access a diverse pool of potential clients that are customers of CorpGroup’s retail, hotel, and media businesses. We believe that this access provides us with unique opportunities to identify potential new clients, to market our banking products to various socioeconomic groups within Chile, lower the cost of customer acquisition and maximize our profitability through business model innovation and integration.

Diversified Footprint in Chile and Colombia

We believe that our successful acquisition and integration of Banco Santander Colombia gives us a distinct advantage over our competitors in Chile. We are the first and, as of the date of this Annual Report, the only Chilean based bank to acquire a universal bank in Colombia. In connection with our expansion into Colombia, IFC acquired a 5% equity interest in CorpBanca, which will provide us with an opportunity to leverage IFC’s international recognition and business know-how to benefit our operations in Colombia.

Experienced Management Team

Our qualified and experienced management teams have played an important role in guiding our growth. Our largest shareholder, Mr. Alvaro Saieh B., who resigned as Chairman of the Board over a year ago, has over 27 years of experience in the Chilean financial industry. Mr. Saieh Bendeck is committed to continuing his relationship with CorpBanca on matters concerning strategic development, control and new business. Our Chairman of the Board of Directors, Mr. Jorge Andrés Saieh Guzmán, who became Chairman of the Board over a year ago, has over 14 years experience as a member of our Board of Directors and more than three years experience as First Vice Chairman. Our Chief Executive Officer, Fernando Massú, has over 30 years of experience in the banking and financial services industry. Our Chief Financial Officer, Eugenio Gigogne, has over 24 years of experience in the banking and financial services industry. The Chief Executive Officer of CorpBanca Colombia, Jaime Munita Valdivieso, has over 20 years of experience in the banking and financial services industry. The members of the board of directors of CorpBanca Colombia also have a wealth of experience in the Colombian market and the banking and financial services industry.

Sound Risk Management

We believe that we have asset quality that is superior to the market average. We have maintained our asset quality, as evidenced by our ratio of non-performing loan to total loans of 1.2% as of December 31, 2012, and a ratio of charge-offs to average outstanding loans of 0.6% as of December 31, 2012. We believe that we have a risk management system that enables us to identify risks and resolve potential problems on a timely basis and we have made a series of investments to improve the technology we use to manage risk. We have also employed our risk management system and philosophy to identify potential acquisition targets with high asset quality.

Operating in a Stable Economic Environment within Latin America

We conduct a majority of our business in Chile and a significant amount of our business in Colombia. The Chilean and Colombian economies have demonstrated strong macroeconomic fundamentals in terms of GDP per capita with 5.6% and 4% growth and low inflation of 1.5% and 2.44% during 2012 in Chile and Colombia, respectively. The Chilean economy is generally recognized as among the most stable in Latin America, as evidenced by its investment grade ratings of “A+” by Standard & Poor’s and Fitch Ratings and “Aa3” by Moody’s, the highest ratings in the region. Chile has consistently received investment-grade credit ratings since Standard & Poor’s and Moody’s started coverage in 1992 and 1994, respectively. The Colombian economy is generally recognized as stable and with a “positive” outlook, as evidenced by its investment grade ratings of “BBB-” by Standard & Poor’s and Fitch Ratings and “Baa3” by Moody’s.

STRATEGY

Our strategy aims at enhancing our market position in the Chilean and Colombian financial services industry in terms of profitability, market share and service coverage. The key elements of our strategy are:

Continue to Grow our Operations Profitably as a Universal Bank

We seek to achieve organic growth by offering competitive products and services to our clients in all of our lines of business in Chile and Colombia. We believe that we have developed a successful wholesale banking business model, which allows us to realize high margins on the cross-selling of our products to our large corporate clients, and we intend to continue to expand our wholesale banking business model to our operations in Colombia. We are focusing our marketing and sales efforts on adapting this business model to apply to our SME clients in Chile and Colombia. Additionally, we believe that our strong franchise in the retail banking segment offers us the potential for significant growth in our loan portfolio, in the low-, mid—and high-income segments. In particular, we believe that there is significant opportunity to expand our wealth management business through the offering of unique investment products and opportunities that we benefit from as a member of CorpGroup.

Further Penetrate the Colombian Financial Services Market

We intend to capitalize on the growth of the Colombian market given that we believe that our Colombian operation will offer us significant opportunities for growth in the financial services industry. Specifically, we expect to benefit from the low banking penetration rates and growth in terms of GDP per capita in Colombia. Our Banco Santander Colombia Acquisition and our pending Helm Bank Acquisition demonstrates our commitment to the Colombian financial services market. With respect to our current operations in Colombia, in order to improve operational efficiency and increase market share in key sectors, we intend to implement our commercial and operational standards and best practices of CorpBanca Colombia, while capitalizing on the local management expertise, customer base, services and products. We also intend to leverage our relationship with IFC to benefit our operations in Colombia.

Actively Pursue Cross-selling Opportunities

We intend to increase our market share and profitability by continuing to cross-sell services and products to our existing clients. We have instituted processes that facilitate our ability to offer additional financial services to our clients, which we believe will increase our revenues from fees for value-added services. In addition, we cross-sell loan products to our checking and savings account customers that are tailored to their individual needs and financial situation. We also believe that our relationship with the companies that are controlled by Mr. Saieh Bendeck (that constitute CorpGroup) will allow us to add clients and increase our profitability. For example, we install our ATM machines and distribute our banking products in CorpGroup retail outlets throughout Chile.

Increase Operating Efficiency

We are committed to continuing to improve our operating efficiency and profitability. We continue to update our branch operations to allow for an increased level of customer “self-help”. We are also working to increase use of internet and mobile banking by our customers. Our internet clients increased 6.5% in 2011 from 2010 and 17.5% for the year ended December 31, 2012. We have implemented a central information system that provides us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each transaction, product and client segment savings. We recently commissioned a senior management team whose main objectives are to implement technological solutions aimed at identifying means of improving our overall profitability and optimize our cost structure. Through these initiatives, we will continue to strive to improve our efficiency ratio.

Focus on Building Customer Satisfaction.

The quality of service that we provide to our customers is key to our growth strategy. We not only focus on gaining new customers, but on strengthening and establishing long-term relationships. We believe this is done through a constant effort to identify and understand the needs of our clients and to measure their satisfaction. We continue to develop new processes and technological solutions to provide our clients with excellent customer service.

Increase our Profitability by More Effectively Allocating our Capital

We continue to seek attractive opportunities to improve our profitability. The Banco Santander Colombia Acquisition and Helm Bank Acquisition are good examples of our strategic commitment to maximize the use of our capital to increase our profitability. Although we are constantly evaluating investment opportunities, our current focus is on integrating our Colombian operations.

OWNERSHIP STRUCTURE

The following diagram shows our ownership structure as of December 31, 2012:

The following diagram shows our ownership structure as of the date hereof:

PRINCIPAL BUSINESS ACTIVITIES

We provide a broad range of commercial and retail banking services to our customers. In addition, we provide financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through our subsidiaries. The following chart sets forth our principal lines of business on a consolidated basis:

Representative Commercial Structure for CorpBanca and Banco CorpBanca Colombia

(1)	Also see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” for a financial summary of our lines of business as of December 31, 2010, 2011 and 2012.
(2)	Only for CorpBanca.

The following chart sets forth a breakdown of our revenue from external customers by geographic market for the year ended December 31, 2010, 2011 and 2012:

	Revenues by geographic market
	Year ended December 31,
	2010	2011	2012
	Chile	Colombia	New York
	(in millions of Ch$)
CorpBanca Chile	222,149	188,136	182,218
CorpBanca Colombia	–	–	66,288
CorpBanca New York	2,261	4,864	8,370

Total	224,410	193,000	256,876

The following table provides information on the composition of our loan portfolio and other interest-earning assets as of December 31, 2010 and 2011:

	As of December 31,
	2010	2011	Variation	Variation
	(in millions of Ch$)			(%)
Commercial loans
Commercial loans	3,319,366	4,301,020	981,654	29.6%
Foreign trade loans	246,709	371,271	124,562	50.5%
Current account debtors	51,705	13,321	(38,384)	(74.2%)
Factoring operations	65,121	93,235	28,114	43.2%
Leasing transactions	277,387	289,392	12,005	4.3%
Other loans and receivables	1,247	77,756	76,509	6,135.4%

Subtotals	3,961,535	5,145,995	1,184,460	29.9%

Mortgage loans
Letters of credit loans	121,391	101,054	(20,337)	(16.8)%
Endorsable mutual mortgage loans	269,132	237,452	(31,680)	(11.8)%
Other mutual mortgage loans	582,378	781,734	199,356	34.2%
Leasing transactions	146	137	(9)	(6.2)%
Other loans and receivables	50,655	45,168	(5,487)	(10.8)%

Subtotal	1,023,702	1,165,545	141,843	13.9%

Consumer loans
Consumer loans	257,695	251,674	(6,021)	(2.3)%
Current account debtors	24,563	24,881	318	1.3%
Credit card debtors	51,302	53,765	2,463	4.8%
Consumer leasing transactions	702	721	19	2.7%
Other loans and receivables	45,481	69,364	23,883	52.5%

Subtotal	379,743	400,405	20,662	5.4%

Total	5,364,980	6,711,945	1,346,965	25.1%

The following table provides information on the composition of our loan portfolio and other interest-earning assets as of December 31, 2011 and 2012:

	As of December 31,
	2011	2012	Variation	Variation
	(in millions of Ch$)			(%)
Commercial loans
Commercial loans	4,301,020	6,395,880	2,094,860	48.7%
Foreign trade loans	371,271	410,441	39,170	10.6%
Current account debtors	13,321	28,649	15,328	115.1%
Factoring operations	93,235	85,674	(7,561)	(8.1)%
Leasing transactions	289,392	338,018	48,626	16.8%
Other loans and receivables	77,756	157,157	79,401	102.1%

Subtotals	5,145,995	7,415,819	2,269,824	44.1%

Mortgage loans
Letters of credit loans	101,054	86,871	(14,183)	(14.0)%
Endorsable mutual mortgage loans	237,452	214,528	(22,924)	(9.7)%
Other mutual mortgage loans	781,734	1,182,672	400,938	51.3%
Leasing transactions	137	58	(79)	(57.7)%
Other loans and receivables	45,168	41,357	(3,811)	(8.4)%

Subtotal	1,165,545	1,525,486	359,941	30.9%

Consumer loans
Consumer loans	251,674	766,277	514,603	204.5%
Current account debtors	24,881	28,618	3,737	15.0%
Credit card debtors	53,765	154,034	100,269	186.5%
Consumer leasing transactions	721	777	56	7.8%
Other loans and receivables	69,364	102,879	33,515	48.3%

Subtotal	400,405	1,052,585	652,180	162.9%

Total	6,711,945	9,993,890	3,281,945	48.9%

All of the above categories except mortgage loans are combined into “Loans” as described in “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities”.

Commercial Banking

We offer a range of products and services to our business clients depending on their size, ownership structure and/or investments under management. Our commercial banking segments are served by two separate business divisions: Larger Corporate and Real Estate division (wholesale banking), and Companies division. For the years ended 2010, 2011 and 2012, our total average corporate loans outstanding for our Larger Corporate and Real Estate division and our Companies division amounted to Ch$3,632,785 million or 70.3% of total average loans, Ch$4,010,275 million or 68.7% of total average loans and Ch$5,390,953 million or 57.2% of total average loans, respectively.

Larger Corporate and Real Estate Companies (wholesale banking)

This division serves large economic groups, state-owned companies, mining companies, utilities, energy, seaports, airports, public hospitals or any business with annual sales in excess of US$30 million. Our Larger Corporate and Real Estate Companies division focuses on offering clients a broad range of services tailored to fit their specific needs. These services include deposit-taking and lending in both Chilean pesos and foreign currencies, trade financing, general commercial loans, working capital loans, letters of credit, interest rate, foreign exchange derivatives (including foreign exchange options) and cash flow management. This division also serves our real estate and project finance customers. As of December 31, 2012, we had over 1,725 Larger Corporate and Real Estate Companies banking customers. We also offer our wholesale banking customers securities brokerage and financial advisory services through our subsidiaries as well as those products and services available through our New York branch. (For the years ended 2010, 2011 and 2012, our total average corporate loans outstanding for our Larger Corporate and Real Estate Companies division amounted to Ch$2,493,947 million or 48.3% of total average loans, Ch$2,798,129 million or 48% of total average loans and Ch$3,867,956 million or 41% of total average loans, respectively.)

Companies

Our Companies division provides services to businesses with annual sales of less than US$30 million in Santiago and no set limit throughout the rest of Chile, except for large economic groups and state-owned mining companies, utilities and energy companies, ports, airports and public hospitals. This division also serves small and medium-sized businesses and provides support to our factoring and leasing clients. Greater detail of each of these business areas are provided in the paragraphs found below.

This division offers our customers a broad range of financial products, including general commercial loans, working capital loans, trade finance, on-lending of financing originated by CORFO (Corporación de Fomento a la Producción), overdraft credit lines, letters of credit, mortgage loans, term deposits, factoring and leasing. As of December 31, 2012, we had 16,618 customers in our Companies division.

Within our Companies division, we have a special unit focused on small and medium size companies, with annual sales between US$200,000 and US$2 million. We are able to offer an array of products through our small and medium-sized business unit, including products (such as lines of credit) backed by governmental warranties created to develop small and medium sized businesses.

Retail Banking

We offer a range of products and services to our individual clients depending on their monthly income and/or net worth. Our retail banking divisions serve retail customers across all income levels, from low-income to high income individuals organized in two divisions: Traditional and Private Banking and Banco Condell.

Traditional and Private Banking

Traditional Banking

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

Private Banking

Within our Private Banking Division, we provide private banking services to our high income and high net worth customers. We consider high income individuals to be customers with a monthly income in excess of US$10,000 or a net worth in excess of US$600,000. Each client under our private banking or “Private Banking” program is provided with a liaison officer who oversees the client’s entire relationship with us across all product lines. In addition to the products and services we provide to private banking customers, we offer tailored lending products designed to help keep their businesses growing. As of December 31, 2012, we had 7,636 Private Banking clients, an increase of 24.1% as compared to December 31, 2011.

For the year ended 2012, our Traditional and Private Banking Division had loans with an annual average balance of Ch$2,027,349 million or 21.5% of total average loans (a year-on-year increase of 25.4%).

We offer the following products and services, among others, to our traditional and private banking customers:

Checking and Deposit Accounts.  Our main checking account product is our “Integral” checking account, through which customers are provided with a package of services including ATM cards, a credit line, MasterCard and American Express credit cards with credit levels established pursuant to the creditworthiness of the individual, fraud insurance and access to internet and telephone banking. As of December 31, 2012, we had approximately 67,513 retail checking accounts, an increase of 11.3% as compared to December 31, 2011. Additionally, this growth in retail checking accounts has not reduced the average balance per account which increased from Ch$85,502 million in 2011 to Ch$96,531 million in 2012.

Credit and Debit Cards.  We issue MasterCard and American Express credit cards to our individual clients. In addition to traditional cards, we offer cards issued under certain specialized customer loyalty programs and tailor our marketing of credit card services to different groups based on personal income. Annual fees are charged to those customers who do not hold “Integral” accounts with us in order to promote cross-selling and provide full service to customers. As of December 31, 2012, we had 146,951 credit cards issued under the brand name CorpBanca, an increase of 1.3% as compared to December 31, 2011. Our promotions such as discounts on gasoline purchases have allowed us to excel in sales as well as usage-rates of this product. Also, we had 101,029 credit cards issued by our subsidiary SMU Corp S.A. under the brand name “Unimarc”, an increase of 116% as compared to December 31, 2011.

We also offer debit cards, which can be used for banking transactions at ATMs operating on the Redbanc network, as well as at retailers associated with the Redcompra program. Under this agreement, we have access to 9,238 ATMs (including BancoEstado’s ATMs) in Chile.

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

To reduce our exposure to interest rate fluctuations and inflation with respect to our residential mortgage UF-denominated portfolio, a portion of these mortgages are funded through the issuance of letters of credit loans in the Chilean financial market, which bear a real market rate of interest plus a fixed spread over the rate of variation of the UF. The letters of credit loans are exclusively used to finance certain mortgage loans that as of December 31, 2012 represented only 5.7% of our mortgage loan portfolio. At the time of approval, these types of mortgage loans cannot be more than 75% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan. Letters of credit loans are general unsecured obligations, and we are liable for all principal and accrued interest on such letters.

Mutuos Hipotecarios are financed with our general funds, particularly through the issuance of long-term subordinated bonds. In addition, we generally require that the monthly payments on residential mortgage loans do not exceed 25% of the borrower’s household after-tax monthly income.

We continue to increase our marketing efforts relating to our mortgage services. Our market penetration for mortgage products has historically been lower than our overall Chilean market share for all banking products, which as of December 31, 2012 was 6.3% (on a consolidated basis). As a result of competitive pricing, product innovation, timely customer service, product knowledge as well as our overall focus on mortgage services, we have been able to achieve our recent results and increase our market share. This is the case as the ratios compare the collateral’s fair value to our loans and receivables portfolio values. Accordingly, our market share for mortgage products has grown from 5.27%, 5.35% and 6.3% as of December 31, 2010, 2011 and 2012, respectively. We intend to continue to grow in this market.

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

Lower Income Retail Banking (Banco Condell)

Our Lower Income Retail Banking Division operates under the trade name Banco Condell and is focused on clients with an annual income lower than Ch$7.2 million. Banco Condell has 56 standalone branches and its own brand identity.

Under the Banco Condell brand, we offer consumer lending, credit card services, mortgage loans, insurance and time deposits to the traditionally underserved low-to-middle income segments of the Chilean population. For the year ended 2012, our Banco Condell division managed loans with an annual average balance of Ch$135,115 million or 1.4% of total loans. Improved economic conditions in Chile over the past decade have resulted in an increased demand for consumer credit by low- to middle-income individuals, whom we classify as persons with annual income between Ch$2.4 million and Ch$7.2 million. Many of these individuals have not had prior exposure to banking products or services. Through Banco Condell, we focus on developing and marketing products specifically oriented to individuals in this segment of the population while introducing them to the banking sector. We offer, among others, the following products and services to our lower income retail banking-Banco Condell customers:

Consumer Loans.  We offer personal loans under the Banco Condell brand, including personal debt consolidation loans. These loans are generally denominated in Chilean pesos, repayable through equal monthly installments and typically have maturities up to 5 years. Life and unemployment insurance are mandatory in connection with these loans.

Credit Cards.  Under the Banco Condell brand, we provide MasterCard credit cards, which require the payment of an annual fee. However, this fee is waived if the card has transactions such as cash advances or purchases on a monthly basis. As of December 31, 2012, we had 3,726 credit cards issued under the brand name Banco Condell.

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

As of December 31, 2012, the outstanding loans from foreign banks were US$1,625.8 million with approximately 60 institutions in U.S., Canada, Germany, France, Holland, England, Japan, Singapore and other countries including Latin America. The international global risk assets outstanding as of December 31, 2012 were US$1,970.5 million.

CorpBanca Colombia

CorpBanca Colombia provides a broad range of commercial and retail banking services to its customers, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga and Barranquilla. As of December 31, 2012, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the twelfth largest bank in Colombia in terms of total assets, the tenth largest bank in Colombia in terms of total loans and the twelfth largest bank in Colombia, in terms of total deposits as reported under local regulatory and accounting principles. As of December 31, 2012, CorpBanca Colombia had deposits and financial claims (“current accounts and demand deposits” and “time deposits and savings accounts”) of COP$6,737,878 million, which consisted of savings deposits, fixed-term deposit certificates, current accounts, financial claims for banking services and other commitments. As of December 31, 2012, CorpBanca Colombia had 114 ATMs and 269,048 individual banking customers and 29,143 commercial banking customers (including SMEs, corporations, institutions and wholesale customers). For the year ended December 31, 2012, CorpBanca Colombia had net income of COP$137,956 million. As of December 31, 2012, CorpBanca Colombia had (i) total assets of COP$9,147,139 million, including total loans of COP$6,947,377 million; (ii) total shareholders’ equity of COP$863,399 million; and (iii) over 87 branches and offices and over 1,566 employees.

New York Branch

Our Federal Branch in the city of New York in the United States offers a wide range of credit operations and services to both Chilean and non-Chilean retail customers and large and medium-sized companies. Operating with an offshore foreign branch of a Chilean bank is especially attractive to clients abroad as it provides a sense of proximity and it allows us to accompany our customers as they operate abroad, responding to their needs and improving our services. Our target market on the liability side consists of retail customers with sophisticated financial needs, medium and large Chilean companies, Latin American companies, and Chilean and Latin American banks without offshore branch offices, among others.

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

Non-Banking Financial Services Offered through Subsidiaries

We have made several strategic long-term investments in non-banking financial services companies (each of which are regulated and supervised by the SBIF), which are engaged in activities complementary to our core banking activities. Through these companies, each of which is our wholly-owned subsidiary, we intend to continue to develop a comprehensive financial services group able to meet the diverse financial needs of our current and potential clients. As of December 31, 2012, assets of our subsidiaries represented 1.8% of total consolidated assets compared to 2.3% for the same period in 2011. For the year ended December 31, 2012, net operating income of our subsidiaries represented 15.6% of total consolidated operating income compared to 18.1% for the same period in 2011.

The following table sets forth certain financial information with respect to our financial services subsidiaries as of December 31, 2010, 2011 and 2012, in millions of Chilean pesos. Amounts relating to inter-company transactions have not been removed for purposes of this table.

Non-Banking Services Offered through Subsidiaries

	As of and for the year ended December 31,
	2010			2011			2012
	Assets	Shareholder’s Equity	Net Income	Assets	Shareholder’s Equity	Net Income	Assets	Shareholder’s Equity	Net Income
	(in millions of Ch$)
CorpBanca Corredores de Bolsa S.A.	248,011	86,619	5,545	271,012	88,514	6,640	191,791	44,526	6,011
CorpBanca Administradora General de Fondos S.A.	8,639	6,873	5,063	8,062	5,301	3,472	4,854	4,011	2,181
CorpBanca Corredores de Seguros S.A.	6,238	5,729	5,616	7,500	5,259	5,118	8,639	6,008	5,827
CorpBanca Asesorías Financieras S.A.	4,848	4,225	4,056	10,322	8,099	7,915	10,611	7,677	7,493
Corp Legal S.A.	1,160	872	422	1,900	1,589	698	2,216	2,003	414
Corp Capital Agencia de Valores S.A	3,291	977	(258)	1,958	1,109	132	1,729	987	(122)
SMU Corp S.A.	6,804	6,007	(1,993)	7,436	5,324	(3,723)	9,645	6,274	(4,010)
CorpBanca Investment Trust Colombia S.A.	–	–	–	–	–	–	15,693	12,914	1,659
CorpBanca Investment Valores Colombia S.A.	–	–	–	–	–	–	4,691	3,895	(822)

SMU Corp S.A

In 2009, we created SMU Corp S.A., which is a subsidiary of CorpBanca, or SMU Corp and a joint venture with SMU S.A., or SMU. SMU is a retail business holding company owned by our largest shareholder, which indirectly owns retail (including Unimarc supermarkets) and wholesale supermarkets, convenience stores and construction oriented home improvement stores. As of December 31, 2012, SMU was one of the three market leaders in supermarkets in Chile. We have a 51% ownership interest in the joint venture. We believe that SMU Corp has the potential to increase our participation in the retail banking sector through the issuance of a CorpBanca credit card for Unimarc clients. We believe our expertise in credit risk management will be supplemented by SMU’s knowledge of Chile’s retail business. SMU Corp provides us with access to over 600 stores in Chile through different formats and more than 30 million transactions per month in all food retail formats in Chile. We believe that through SMU Corp we will have a better understanding of our clients by detecting their preferences, consumer habits, frequency of purchases and determining average amounts spent by our customers.

CorpBanca Corredores de Bolsa S.A.

Our subsidiary CorpBanca Corredores de Bolsa S.A., or CCB, is a member of the Santiago Stock Exchange and is registered with the SVS as a security broker. CCB’s primary activities are providing brokerage services in equities, fixed income, and foreign currency exchange. CCB’s net income was Ch$5,545 million, Ch$6,640 million and Ch$6,011 million for 2010, 2011 and 2012, respectively. CCB had assets under custody of Ch$312,159 million, Ch$409,817 million and Ch$359,848 million as of December 31, 2010, 2011 and 2012, respectively. In 2012, CCB’s net income decreased by Ch$629 million, or 9.5%, as compared to the prior year.

CorpBanca Administradora General de Fondos S.A.

We incorporated CorpBanca Administradora General de Fondos S.A., or CAGF, to complement banking services offered to individual and corporate clients. CAGF’s current function is to manage mutual fund assets for its clients in fixed and variable income instruments in both the local and foreign markets. For the years ended December 31, 2010, 2011 and 2012, CAGF had net income of Ch$5,063 million, Ch$3,472 million and Ch$2,181 million, respectively. CAGF had total assets of Ch$8,639 million, Ch$8,062 million and Ch$4,854 million as of December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, CAGF managed 27 mutual funds including fixed income funds and had total assets under management amounting to Ch$437,581 million, an increase of Ch$29,345 million when compared to 2011. The decrease in the net income is due to clients reallocating their capital from investments such as mutual funds to deposits and other low-risk products with lower fees. During 2012 we incorporated as a new business line, the structuring and managing of alternative assets, such as real estate, managed through private investment funds, or FIP. The goal was to build a management structure as strong as the mutual fund management regarding operational and commercial issues, but with alternative investment opportunities, focusing primarily in high net worth customers. As of December 31, 2012 we managed 2 FIPs, (i) Corp Full Deposito I Fondo de Inversión Privado, whose investment objective is to obtain a 10% annual return in Chilean pesos, with assets under management of US$4,800,000 and (ii) Fondo de Inversión Privado Corp Rentas Inmobiliarias, a real estate investment fund with assets under management of US$870,000 from US$1,700,000 committed under the form of capital calls, whose investment objective is the purchase of land in the city of Copiapó, in order to build a supermarket and retail space, with a lease signed in advance. The target internal rate of return of this fund is UF+9%. We hope that 2013 will be a year of consolidation in this business line, with the structuring of at least 3 additional funds regarding these sorts of assets.

CorpBanca Asesorías Financieras S.A.

CorpBanca Asesorías Financieras S.A., or CAF, provides a broad range of financial advisory services to a variety of corporations and government agencies, including those services related to debt restructurings, syndicated loans, structured loans, structured investment funds, bilateral grants, mergers and acquisitions, privatizations and company valuations. For the years ended December 31, 2010, 2011 and 2012, CAF had net income of Ch$4,056 million, Ch$7,915 million and Ch$7,493 million, respectively. CAF had total assets of Ch$4,848 million, Ch$10,322 million and Ch$10,611 million as of December 31, 2010, 2011 and 2012, respectively.

CorpBanca Corredores de Seguros S.A.

In accordance with our strategy of expanding the breadth of financial services that we offer, our subsidiary CorpBanca Corredores de Seguros S.A., or CCS, offers a full line of insurance products. Many of these products complement the various banking and loan services that we provide, such as unemployment and life insurance in connection with personal loans and insurance in connection with mortgage lending. Through CCS we also provide non credit-related insurance to existing clients and the general public. For the years ended December 31, 2010, 2011 and 2012, CCS had net income of Ch$5,616 million, Ch$5,118 million and Ch$5,827 million, respectively. CCS had total assets of Ch$6,238 million, Ch$7,500 million and Ch$8,639 million as of December 31, 2010, 2011 and 2012, respectively.

Corp Legal S.A.

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

Distribution Channels, Electronic Banking and Technology

CorpBanca Chile

Our distribution network in Chile provides integrated financial services and products to our customers through several diverse channels, including ATMs, branches, internet banking and telephone banking. As of December 31, 2012, we operated 121 branch offices in Chile, which includes 65 branches operating as CorpBanca and 56 branches operating as Banco Condell, our consumer finance division. In addition, as of December 31, 2012, we owned and operated 440 ATMs in Chile, and our customers have access to over 9,230 ATMs (including BancoEstado’s ATMs) in Chile through our agreement with Redbanc S.A., or Redbanc. We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients. Our branch system serves as the main distribution network for our full range of products and services.

We offer internet banking to our customers 24 hours a day through our password-protected internet site, www.corpbanca.cl. Our internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2012, we had over 158,520 customers with activated internet passwords in Chile, allowing them to access our internet banking services. We are a member of the Sociedad Interbancaria de Transferencias Electrónicas S.A., an organization that facilitates electronic banking transactions on behalf of our customers as well as other Chilean banks. We also provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

We have developed a specialized internet-based service designed to facilitate and optimize the financial management of our commercial customers. This service, which we market under the name “Cash Management,” includes services such as payroll support and payments to suppliers.

We have entered into several service and lease agreements with IBM de Chile S.A.C., which provides us with the computer hardware and network build-out that we use in our headquarters and branch offices. We have also entered into a software consulting and development agreement with Datapro, Inc., which provides consulting and development for the IBS.

CorpBanca Colombia

CorpBanca Colombia’s distribution channel provides integrated financial services and products to its customers in Colombia through several diverse channels, including ATMs, branches, internet banking and telephone banking. As of December 31, 2012, CorpBanca Colombia operated 87 branch offices in Colombia and owned and operated 114 ATMs in Colombia, but providing its customers with access to over 12,281 ATMs through Colombia’s financial institutions. CorpBanca Colombia utilizes a number of different sales channels including account executives, telemarketing and the internet to attract new clients. CorpBanca Colombia’s branch system serves as the main distribution network for its full range of products and services.

CorpBanca Colombia offers internet banking to its customers 24 hours a day through its password-protected internet site, www.bancocorpbanca.com.co CorpBanca Colombia’s internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2012, CorpBanca Colombia had 158,520 customers with activated internet passwords who used the electronic banking service at least once during the month, allowing them to access CorpBanca Colombia’s internet banking services. CorpBanca Colombia is a member of ACH Colombia S.A. and Cenit S.A., an organization that facilitates electronic banking transactions on behalf of its customers as well as other Colombian banks. CorpBanca Colombia also provides its customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

CorpBanca Colombia has developed a specialized internet-based service designed to facilitate and optimize the financial management of its commercial customers. This service, which CorpBanca Colombia markets under the name “AzulNet,” includes services such as payroll support and payments to suppliers. CorpBanca Colombia has decided to implement the platform IBS provided by DataPro (this platform is also implemented by CorpBanca in Chile and New York). CorpBanca Colombia is currently in the structuring phase of the project.

Competition

Competition in Chile

Description of the Chilean Financial System.  The Chilean financial services market consists of a variety of largely distinct sectors. The most significant sector, commercial banking, includes 24 privately-owned banks and one state-owned bank, BancoEstado (which operates within the same legal and regulatory framework as the private sector banks). The private sector banks include those that are Chilean-owned, i.e., controlled by a Chilean entity, as well as a number of foreign-owned banks which are operated in Chile but controlled by a foreign entity. In 2012, five private sector banks along with the state-owned bank together accounted for 81.2% of all outstanding loans by Chilean financial institutions as of December 31, 2012: Banco Santander-Chile (18.7%), Banco de Chile (18.6%), Bci (12.9%), CorpBanca (10.1%), Banco Bilbao Vizcaya Argentina, Chile (7%) and BancoEstado (13.8%). All market share statistics in this paragraph are presented according to the SBIF on a consolidated basis.

Financial System Evolution in Chile.  The Chilean banking system has experienced a consolidation process in recent years with mergers and acquisitions of banking entities in line with a global trend. Currently, the largest Chilean bank in terms of loans outstanding is Banco Santander-Chile. Between 1994 and 1995, Banco Santander-Chile acquired Fincard and Financeira Fusa, originating its consumer division known as “Banefe”. Also, in April 1996, Banco Santander-Chile acquired control of Banco Osorno y La Unión, Banco O’Higgins and Financiera Fusa forming Banco Santander-Chile. In 1999, following the international merger of Banco Santander de España and Banco Central Hispano, Banco Santander Central Hispano acquired control of Santander-Chile and Banco Santiago. In April 2002, the SBIF authorized Banco Santander Central Hispano to increase its participation in Banco Santiago by way of acquisition of 35.5% of the shares of the latter owned by Banco Central de Chile. In May 2002, the SBIF authorized Santander-Chile and Banco Santiago to merge. This merger enabled these banks to become the largest financial institution in Chile in terms of loans outstanding.

In July 1998, S.A.C.I. Falabella, the largest department store in Chile, acquired ING Bank’s branch in Chile aiming to create an individual niche bank focused on Falabella’s customers. In September 1998, Banco Bilbao Vizcaya Argentina (BBVA) (formerly Banco Bilbao Vizcaya) de España, subscribed a capital increase of Banco Bhif, thus controlling 55% of the bank. In 1998, we acquired the assets of Corfinsa, which pertained to the consumer division of Banco Sud Americano, and then acquired the Financiera Condell S.A., a finance company. In 1999,

Citibank acquired Financiera Atlas, a finance company. In July 1999, Bank of Nova Scotia acquired control of Banco Sud Americano, by increasing its interest from 28% to 60.6%, and in late 2001 changed its name to Scotiabank Sud Americano (currently Scotiabank Chile). In early 2001, the Luksic group (which controlled Banco Edwards since 1999) acquired control of Banco de Chile, merging both banks in January 2002. In July 2003, Banco del Desarrollo acquired Banco Sudameris.

In January 2004, Bci acquired 99.9% of Banco Conosur. Also in 2004, Grupo Security S.A., a Chilean financial holding company, acquired Dresdner Bank Lateinamerika AG’s (DBLA) operations in Chile. Afterwards, Grupo Security S.A. and DBLA merged. In early 2007, Itaú Holding Financiera S.A. acquired 100% of BankBoston Chile and the SBIF authorized the sale of Banco Internacional to Inversiones del Rosario S.A. Also in 2007, Rabobank was authorized to purchase HNS Banco and Scotiabank Sud Americano was authorized to acquire 100% of Banco Desarrollo. In January 2008, Banco de Chile and Citibank Chile were authorized to merge operations and as a consequence of these mergers, Citigroup has a significant (but not controlling) indirect participation in the equity of Banco de Chile. In April 2008, Royal Bank of Scotland was granted authorization to acquire 100% of ABN AMRO Bank Chile.

In recent years, several applications for banking licenses have been filed with the SBIF. In 2000, Deutsche Bank initiated operations in Chile. During 2001, the SBIF authorized the formation of HNS Banco, which was focused on small and medium sized businesses through leasing and factoring financing. In the same year, the SBIF authorized the creation of Banco Monex, which was also focused on small and medium sized businesses through trade finance, exchange transactions and financial derivatives. In May 2002, Banco Ripley initiated operations of consumer loans to mid to low-income individuals. In September 2002, Financiera Conosur filed an application with the SBIF to request its corporate conversion into a bank, which took place in 2003. In July 2004, Banco Paris, linked to former Almacenes Paris department store, was authorized to initiate operations through the acquisition of Banco Santander-Chile’s Santiago Express consumer division. In 2004, Grupo Penta, linked to former shareholders of Banco de Chile, received a banking license for a new bank named “Banco Penta,” which has been operating ever since. It is expected that the trend to create niche banks will continue. In addition, in November 2001, the SBIF authorized HSBC Bank Chile to convert its branch into a subsidiary bank. In May 2008, DnB NOR Bank from Norway requested authorization from the SBIF to open a banking branch and in January 2009 was granted permission. In November 2009, the SBIF authorized the Chilean financial holding Consorcio to acquire Banco Monex (rebranded to Banco Consorcio in 2010). In 2010, Scotiabank Canada acquired Royal Bank of Scotland’s (RBS) Chilean banking operations and almost a year later its bank subsidiary in Chile acquired RBS Chile’s assets. In 2011, Banco Itaú Chile bought the “individuals” loan portfolio of HSBC Chile (representing around 1% of Itaú´s individuals loans portfolio). In December 2012, the SBIF approved the early termination of the banking license of DnB Bank ASA, Agency in Chile, who will continue to operate in Chile as a representative office.

We believe that our principal competitors are Bci, Banco de Chile and Banco Santander-Chile. As compared to other Chilean banks, we believe our position in the Chilean banking industry has enabled us to compete with international banks seeking to provide loans to companies operating in Chile, especially since we are able to offer alternative sources of financing. We also believe that the close relationships we have developed with our SME customers over the years provide us with a competitive advantage.

Commercial banks, such as us, face increasing competition from other financial intermediaries who can provide larger companies with access to the capital markets as an alternative to bank loans. The enactment of the Capital Markets Reform Bill (Reforma al Mercado de Capitales) in 2001 has made it more tax-advantageous and easier for companies to issue commercial paper in Chile, adding an additional financing alternative. To the extent permitted by the General Banking Law, we seek to maintain a competitive position in this respect through the investment banking activities of our subsidiary CAF.

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

Competition in Colombia

Description of the Colombian Financial System.  In recent years, the Colombian banking system has been undergoing a period of consolidation given the series of mergers and acquisitions that have taken place within the sector, including our acquisition of CorpBanca Colombia and the pending acquisition of Helm Bank. More specifically, several mergers and acquisitions took place in 2005, including the Conavi/Corfinsura merger, the acquisition of Banco Aliadas by Banco de Occidente, the merger of Banco Tequendama and Banco Sudameris, as well as the merger of the Colmena and the Caja Social banks. The trend towards mergers and acquisitions continued throughout 2006, with the completion of certain transactions first announced during 2005. These include the acquisition of Banco Superior by Davivienda, of Banco Granahorrar by BBVA Colombia and of Banco Unión by Banco de Occidente. Also during 2006, Banco de Bogota acquired Megabanco and Davivienda announced its acquisition of Bancafé. In 2007, HSBC acquired Banitsmo. In 2008 the Royal Bank of Scotland (RBS) purchased the Colombian arm of ABN Amro Bank and General Electric (GE) Money acquired a 49.7% stake in Colpatria, with an option of increasing this stake by another 25% by 2012. However, in May of 2010, Group Colpatria repurchased this 49.7% stake and in October of 2011, Canadian Scotiabank purchased Colpatria’s 51% for US$1.0 billion. Also, in 2010, Banco de Bogotá acquired BAC-Credomatic, which has operations in several countries in Central America, for a reported purchase price of approximately US$184 million.

As of December 31, 2012, and according to the Colombian Superintendency of Finance, the principal participants in the Colombian financial system were the Central Bank of Colombia, twenty-three commercial banks (12 domestic private banks, 10 foreign banks, and 1 domestic state-owned bank), four finance corporations and twenty-one financing companies (4 leasing companies and 17 traditional financing companies). In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouse, special state-owned institutions, pension and severance pay funds also participate in the Colombian financial system.

The Financial Reform Act of 2009 (Law 1328 passed July 15, 2009) also made important advances towards a multi-banking framework. This new legislation authorized banks to provide merger and acquisition loans and allowed them to conduct financial leasing operations. As a result, some competitors have absorbed their financial leasing subsidiaries into their banking franchises and some leasing companies are in the process of becoming banks.

Financial System Evolution in Colombia during 2011 and 2012.  During 2011, the Colombian economy experienced continued growth due to contributions from commerce, transportation, financial establishments and a large foreign direct investment; the financial sector was the cornerstone for economic expansion. Based on information issued by the Colombian Superintendency of Finance, bank lending increased 15.6% in 2012. Monetary policy was not as expansive as in 2011, which led to higher reference interest rates, with a gradual decrease of about 50 base points (bps). On November 26, 2012, the Central Bank of Colombia reduced the reference interest rate by 25 bps to 4.50% and, on December 24, 2012, the reference interest rate was reduced again by 25 bps to 4.25%. The demand for business loans granted by banks is increased by 13.5% for 2012, compared to 20.1% for 2011. The rising confidence and the dynamics on the economy, drove up consumer loans granted by banks, which grew by 17.6% in 2012, lower than 33% observed in 2011. Mortgage and small business loans continued to do well, with increases of 23.8% and 20.8%, respectively, for 2012.

The bank system’s level of past-due loans as a percentage of the total loan portfolio increased throughout the year, going from 2.5% in December 2011 to 2.8% for the same month in 2012. In addition, coverage, measured as the ratio of allowances to past-due loans, ended 2012 at 162.5%, compared to 181.9% at the end of 2011.

During 2012, lending gained some weight into the banks system’s structure. Net loans increased from 64.5% of total assets at the end of 2011 to 65.3% at the end of 2012, while investment portfolio, as a percentage of total assets, decreased from 19.1% at the end of 2011 to 18.7% at the end of 2012.

As of December 31, 2012, the Colombian financial sector recorded COP$372,794,238 million in total assets, representing a 14.4% increase as of the same period in 2011. The Colombian financial system’s total composition of assets shows banks with a market share of 90.6%, followed by financing companies with 8.7% and financial corporations with 0.8%.

As of December 31, 2012, banks lending had increased 15.6% for the trailing twelve months. Consumer loans represented an annual increase of 17.6% and commercial loans increased 13.5% in the same period.

The bank system’s level of past-due loans increased from 2.5% for the year ended December 31, 2011, to 2.8% for the same period in 2012. Moreover, the coverage ratio decreased from 181.9% for the year ended December 31, 2011 to 162.5% for the same period 2012.

As of December 31, 2012, the capital adequacy ratio (tier 1 + tier 2) for credit institutions was 16% (including banks, finance corporations and financing companies), increasing by 108 bps when compared to the same period in 2011, and which is well above the minimum legal requirement of 9%.

Loans

As of December 31, 2011 and 2012, our gross loan portfolio was Ch$6,814,445 million and Ch$10,160,598 million, respectively. This placed us as the fourth largest financial institution among private Chilean banks and fifth place among all banks operating in Chile. Our gross loan portfolio represented 10.1% of the market for loans in the Chilean financial system (comprising all commercial banks) as of such date. During the period from 2009 to 2012, the compounded annual growth rate of our loan portfolio, excluding interbank loans in nominal terms, was 26.6% as compared to an increase of 13.5% in the average market loan portfolio.

The following table sets forth the aggregate outstanding loans for us and the five other private sector banks with the largest market shares in Chile as of December 31 in each of the last three years:

	Bank Loans(1)
	As of December 31,
	2010	2011	2012
	(in millions Ch$)
Banco Santander-Chile	15,657,556	17,347,093	18,876,079
Banco de Chile	14,365,829	17,377,793	18,761,765
Bci	9,531,565	11,377,851	13,047,497
CORPBANCA(2)	5,469,185	6,814,445	10,160,598
Banco Bilbao Vizcaya Argentaria, BBVA	5,442,705	6,139,803	7,057,879
Scotiabank Chile	3,922,448	4,376,069	4,890,267
Others	20,564,693	24,513,446	27,969,100

Total	74,953,981	87,946,500	100,763,185

Source: The SBIF monthly consolidated financial information

(1)	Excludes interbank loans and, for comparison purposes with other banks, the information is presented under standards issued by the SBIF.
(2)	The amounts under IFRS for the years ended December 31, 2010, 2011 and 2012 were Ch$5,469,195 million, Ch$6,814,445 million and Ch$10,103,491 million, respectively.

Deposits

We had consolidated deposits of Ch$8,795,350 million as of December 31, 2012, which consisted of our current accounts, bankers’ drafts, savings accounts, time deposits and other commitments. Our market share of 10.1%% for deposits and other obligations as of such date ranks us in fourth place among private sector banks in Chile.

The following table sets forth the aggregate deposits for us and the five other private sector banks with the largest market share as of December 31 in each of the last three years:

	Bank Deposits and Other Obligations (1)
	As of December 31,
	2010	2011	2012
	(in millions Ch$)
Banco Santander-Chile	11,495,191	13,334,930	14,082,232
Banco de Chile	12,144,149	14,177,750	15,083,921
Bci	8,311,574	9,921,534	10,840,953
Banco Bilbao Vizcaya Argentaria, Chile (BBVA)	4,177,282	4,956,864	5,342,368
CORPBANCA(2)	4,312,518	5,507,098	8,795,350
Scotiabank Chile	2,386,368	2,647,362	3,189,778
Others	22,139,802	25,998,714	29,403,392

Total	64,966,884	76,544,252	86,737,994

Source: The SBIF monthly consolidated financial information

(1)	For comparision purposes with other banks, the information is presented under standards issued by the SBIF.
(2)	The amounts under IFRS for the years ended December 31, 2010, 2011 and 2012 were Ch$4,312,518 million and Ch$5,507,098 million and Ch$8,795,350 million, respectively.

Shareholders’ Equity

We were the fourth largest among private sector banks in Chile with Ch$881,905 million in shareholders’ equity (excluding net income and accrual for mandatory dividends) as of December 31, 2012.

The following table sets forth the level of shareholders’ equity for us and the five largest private sector banks in Chile (measured by shareholders’ equity) as of December 31 in each of the last three years:

	Shareholders’ Equity (1)(2)
	As of December 31,
	2010	2011	2012
	(in millions Ch$)
Banco Santander-Chile	2,006,754	1,730,464	1,864,083
Banco de Chile	1,646,630	1,569,871	1,841,966
Bci	1,105,789	1,039,160	1,230,077
CORPBANCA(3)	475,839	643,218	881,905
Scotiabank Chile	539,578	520,676	569,214
Banco Bilbao Vizcaya Argentaria, Chile	513,044	490,608	591,982
Others	2,783,897	2,798,073	3,262,739

Total	9,071,531	8,792,070	10,241,966

Source: The SBIF monthly consolidated financial information

(1)	Shareholders equity = Equity attributable to shareholders excluding net income and provision for mandatory dividend.

(2)	For comparison purposes with other banks, the information is presented under standards issued by the SBIF.

(3)

The amounts under IFRS, excluding net income, non-controlling interest, and accrued for mandatory dividends, for the years ended December 31, 2010, 2011 and 2012 were, Ch$486,286 million, Ch$657,506 million and Ch$895,095 million, respectively.

Chilean Banking Regulation and Supervision

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

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to the General Banking Law. That law, when amended in 2001, granted additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services. Following the Chilean banking crisis of 1982 and 1983, the SBIF assumed control of 21 financial institutions representing approximately 51% of the total loans in the banking system. As part of the solution to this crisis, the Central Bank permitted financial institutions to sell to it a certain portion of their distressed loan portfolios, at the book value of such loan portfolios. Each institution then repurchased such loans at their economic value (which, in most cases, was much lower than the book value at which the Central Bank had acquired the loans) and the difference was to be repaid to the Central Bank out of future income. Pursuant to Law No. 18,818, which was passed in 1989, this difference was converted into a subordinated obligation with no fixed term, known as deuda subordinada or subordinated debt, which in the event of liquidation of the institution, would be paid after the institution’s other debts had been paid in full.

Central Bank of Chile

The Central Bank of Chile is an autonomous legal entity created by the Chilean Constitution. It is subject to the Chilean Constitution and its own ley orgánica constitucional, or constitutional law. To the extent not inconsistent with the Chilean Constitution or the Central Bank of Chile’s constitutional law, the Central Bank of Chile is also subject to private sector laws (but in no event is it subject to the laws applicable to the public sector). It is directed and administered by a board of directors composed of five members designated by the President of Chile, subject to the approval of the Senate.

The legal purpose of the Central Bank of Chile is to maintain the stability of the Chilean peso and the orderly functioning of Chile’s internal and external payment system. The Central Bank of Chile’s powers include setting reserve requirements, regulating the amount of money and credit in circulation, establishing regulations and guidelines regarding finance companies, foreign exchange (including the Formal Exchange Market) and banks’ deposit-taking activities.

SBIF

Banks in Chile are supervised and controlled by the SBIF, an independent Chilean governmental agency. The SBIF authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and other financial institutions. Furthermore, in case of non-compliance with such legal and regulatory requirements, the SBIF has the ability to impose sanctions, including fines payable by the directors, managers and employees of a bank as well as the bank itself. In extreme cases, it can by special resolution appoint, with the prior approval of the board of directors of the Central Bank of Chile, a provisional administrator to manage a bank. It must also approve any amendment to a bank’s by-laws or any increase in its capital.

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

Any person wishing to acquire, directly or indirectly, 10% or more of the share capital of a bank must obtain the prior approval of the SBIF. The absence of such approval will cause the holder of such shares so acquired to lose the voting rights of such shares. The SBIF may only refuse to grant its approval based on specific grounds set forth in the General Banking Law.

According to Article 35 bis of the General Banking Law, the prior authorization of the SBIF is required for:

•	the merger of two or more banks,
•	the acquisition of all or a substantial portion of a bank’s assets and liabilities,
•	the control by the same person, or controlling group, of two or more banks, or
•	a substantial increase in the share ownership of a bank by a controlling shareholder of that bank.

Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans (colocaciones), defined by the SBIF to be more than 15% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the SBIF. Alternatively, a purchase, merger or expansion, when the acquiring bank or resulting group would own a market share in loans defined by the SBIF to be more than 20% of all loans in the Chilean banking system, may be conditioned on one or more of the following:

•	that the bank or banks maintain an effective net equity (as defined under “Capital Adequacy Requirements” below) higher than 8% and up to 14% of their risk weighted assets,
•	that the technical reserve established in Article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves, or
•	that the margin for interbank loans be diminished to 20% of the resulting bank’s effective net equity.

If the acquiring bank or resulting group would own a market share in loans defined by the SBIF to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining an effective net equity not lower than 10% of their risk-weighted assets for the time set forth by the SBIF, which may not be less than one year. The calculation of risk-weighted assets is based on a five category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

Pursuant to the regulations of the SBIF, the following ownership disclosures are required:

•	banks are required to inform the SBIF of the identity of any person owning, directly or indirectly, 5% or more of such banks’ shares,
•	holders of ADSs must disclose to the depositary the identity of beneficial owners of ADSs registered under such holders’ names, and
•

the depositary is required to notify the bank as to the identity of beneficial owners of ADSs, who such depositary has registered and the bank, in turn, is required to notify the SBIF as to the identity of the beneficial owners of the ADSs representing 5% or more of such bank’s shares.

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the General Banking Law: making loans, accepting deposits, issue bonds, engage in international operations, perform specially entrusted activities (comisiones de confianza) and, subject to limitations, making investments and performing financial services related to banking. Investments are restricted to real estate and physical asset for the bank’s own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, mutual fund management, investment fund management, factoring, securitization, financial advisory and leasing activities. Subject to specific limitations and the prior approval of the SBIF and the Central Bank of Chile, Chilean banks may own majority or minority interests in foreign banks.

On March 2, 2002, the Central Bank of Chile authorized banks to pay interest on checking accounts. On March 20, 2002, the SBIF published guidelines establishing that beginning on June 1, 2002, banks could offer a new checking account product that pays interest. The SBIF also stated that these accounts may be subject to minimum balance limits and different interest rates depending on average balances held in the account. This product is optional and banks may charge fees for the use of this new product. For banks with a solvency score of less than A, the Central Bank of Chile imposed additional caps on the interest rate that can be charged.

In June 2007, the Chilean government passed Law No. 20,190, which amended various aspects of Chile’s capital markets regulatory framework, such as the General Banking Law, Securities, Insurance, Venture Capital and Tax law. Law No. 20,190 is aimed at improving the access to financing for start-up companies and small businesses in order to strengthen confidence in the stock market and to stimulate the development of the financial market in general. The General Banking Law was amended to achieve these goals by, among other things, revising regulations concerning demand deposits, increasing certain credit limits, and redefining the calculations to determine the proper amount for a bank’s reserves. In addition, the General Banking Law was amended to allow local banks to engage in derivatives such as options, swaps and forward contracts, thereby eliminating prior existing legal impediments to those practices.

As a consequence of Chile’s accession to the Organization for Economic Co-operation and Development, the Chilean Congress introduced new corporate governance regulations in 2009. The Chilean Corporations Law and the Chilean Securities Markets Law were amended such that public companies with capital above UF1,500,000 that have at least 12.5% of their voting shares owned by shareholders representing less than 10% of the voting shares are required to have at least one independent director in their board of directors. In order to assure the independence of this director, certain requirements were established to protect minority shareholders’ decisions. In addition, regulation was passed to expand the disclosure requirements of publicly-held companies and to hold members of boards of directors liable for not complying with such disclosure obligations.

Deposit Insurance

In Chile, the government guarantees up to 90% of the aggregate amount of certain time and demand deposits savings held by individuals in the Chilean banking system. The government guarantee covers those obligations with a maximum value of UF120 per person (Ch$2.7 million or US$5,720.2 as of December 31, 2012) in each calendar year.

Reserve Requirements

Deposits are subject to a reserve requirement of 9% for all demand deposits and obligations that are payable on demand, and 3.6% for time deposits and deposits in savings accounts in any currency of any term, judicially ordained deposits, and any other deposit (captación) for a term of up to one year. For purposes of calculating this reserve requirement, banks are authorized to make daily deductions from their foreign currency denominated liabilities, the balance in foreign currency of certain loans and financial investments held outside of Chile, the most relevant of which include:

•	cash clearance account, which should be deducted from demand deposits for calculating reserve requirements;
•	certain payment orders issued by pension providers; and
•	the amount set aside for “technical reserve” (as described below), which can be deducted from reserve requirements.

The Central Bank of Chile has statutory authority to require banks to maintain reserves of up to an average of 40% for demand deposits and up to 20% for time deposits (irrespective, in each case, of the currency in which they are denominated) to implement monetary policy. In addition, according to the General Banking Law and the regulations issued by the SBIF and the Central Bank of Chile, Chilean banks must maintain a technical reserve of 100% of all deposits and obligations a bank has acquired in its financial business that are payable on demand, except for obligations with other banks, whenever such deposits and obligations exceed 2.5 times their total effective net equity. This technical reserve must be calculated daily, and may be kept in local or foreign currency in Chile. Deposits held in a special account, foreign currency deposits, overnight deposits and other documents issued by the Central Bank of Chile or the Chilean Treasury must be held with the Central Bank of Chile. A bank is not required to maintain the reserves described in the preceding paragraph for deposits and obligations subject to this technical reserve.

Minimum Capital

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$18,272.6 million or US$38.1 million as of December 31, 2012). However, a bank may begin its operations with 50% of such amount, provided that it has a total capital ratio (defined as effective net equity as a percentage of risk weighted assets) of not less than 12%. When such a bank’s paid-in capital reaches UF600,000 (Ch$13,704.5 million or US$28.6 million as of December 31, 2012) the total capital ratio required is reduced to 10%.

Capital Adequacy Requirements

The General Banking Law applies to the Chilean financial system, which is a modified version of the capital adequacy guidelines issued by the Basel Committee. It provides that the capital and reserves of a bank, or basic capital, cannot be less than 3% of total assets net of allowances, and its “effective net equity” cannot be less than 8% of its risk-weighted assets net of required loan loss allowances. For a discussion about our capital adequacy requirements imposed by the SBIF in connection with the Banco Santander Colombia Acquisition, see “Item 4—Information on the Company—A. History and Development of the Company—History.”

Basic capital is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital except that it does not include net income for the period.

Regulatory capital or “effective net equity” is defined as the aggregate of:

•	a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or basic capital;
•	its subordinated bonds, valued at their placement price (but decreasing by 20% for each year during the period commencing six years prior to maturity), for an amount up to 50% of its basic capital;
•	goodwill or premiums, paid balances and investments in companies that are not part of the consolidation, which shall be deducted; and
•	its voluntary allowances for loan losses for an amount of up to 1.25% of risk-weighted assets.

The General Banking Law contains a five-category risk classification system to be applied to bank assets that is based on the Basel Committee recommendations.

Starting in 2008, banks are able to include net income for the period as basic capital, net of a 30% deduction for minimum dividends accrued.

In 2009, the SBIF postponed the application of the third pillar of Basel II in Chile, which includes the implementation of capital limits with market risk and operational risk-weighted assets. These changes must be approved by Congress as it involves a modification to the General Banking Law.

Within the scope of Basel II in Chile, further changes in regulation may occur. See “Item 3. Key Information—D. Risk Factors— Risks relating to Chile and other countries in which we operate—Chile’s banking regulatory and capital markets environment is continually evolving and may change”.

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following:

•

a bank cannot extend to any entity or individual (or any one group of related entities), directly or indirectly, unsecured credit in an amount that exceeds 10% of the bank’s effective net equity, or in an amount that exceeds 30% (previously 25%) of its effective net equity if the excess over 10% (previously 5%) is secured by certain assets with a value equal to or higher than such excess. In the case of foreign export trade financing, the ceiling for unsecured credits is also 10% (previously 5%) and the ceiling for secured credits is also established at 30%. In the case of financing infrastructure projects built through the concession mechanism, the 10% (previously 5%) ceiling for unsecured credits is 15% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession, while the ceiling for secured credits remains at 30% (previously 25%),

•	a bank cannot extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30% of its effective net equity,
•	a bank cannot directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank,
•	a bank cannot lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank, and
•

a bank cannot grant loans to related parties (including holders of more than 1% of its shares, except in the case of companies which are actively traded on the Santiago Stock Exchange, like CorpBanca, in which case the limit is 5%) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. In addition, the aggregate amount of loans to related parties cannot exceed 5% of the bank’s effective net equity, or 25% if the excess thereof is secured by certain assets with a value equal to or greater than such excess, or by certain other collateral specified in the General Banking Law. The definitions of “related” and “group” for these purposes are determined by the SBIF.

To determine the lending limits with respect to a particular person, the obligations undertaken by partnerships in which the relevant person is an unlimited partner or by companies of any nature in which such person has more than 50% of their capital or receives more than 50% of their profits, will be accounted as obligations of such person. Likewise, if the participation of the relevant person in a company is higher than 2% but not higher than 50% of its capital, then the obligations of such company will be accounted for as obligations of such person in proportion to its actual participation. Finally, when there is a plurality of debtors of the same obligation, then the obligation will be deemed joint and several with respect to each and all of the debtors, unless expressly undertaken in other terms.

In addition, the General Banking Law limits the aggregate amount of loans that a bank may grant to its employees to 1.5% of its effective net equity, and provides that no individual employee may receive loans in excess of 10% of this 1.5% limit. Notwithstanding these limitations, a bank may grant to each of its employees a single residential mortgage loan for personal use once during such employee’s term of employment.

Current Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses

The method of determining the provision and allowance for loan losses described in this section represents Chilean GAAP accounting and is a regulatory required disclosure. This information has been provided in order to provide the reader with a more in-depth analysis. Notwithstanding, our allowance and provision for loan losses as recorded in our financial statements included herein have been determined in accordance with IFRS.

Differences in allowance methodology between IFRS and SBIF requirements exist in the individually significant loan category due to the fact that the percentages prescribed by the SBIF to provision on individually significant loans are based on benchmarking within the Chilean market and also have a starting point which is an estimated range of losses. The benchmarking or the point estimate used by the bank within the estimated range of loss (which usually does not vary to a point outside of the range of loss provided by the SBIF with the exception of any loans which, for SBIF purposes, are required to be provisioned on an “expected loss” basis) may vary risk category by risk category under IFRS.

Classification of Banks and Loan Portfolios

Solvency and Management.  Chilean banks are classified into categories I through V based upon their solvency and management ratings. This classification is confidential.

•	Category I: This category is reserved for financial institutions that have been rated level A in terms of solvency and management.
•

Category II:  This category is reserved for financial institutions that have been rated (1) level A in terms of solvency and level B in terms of management, (2) level B in terms of solvency and level A in terms of management, or (3) level B in terms of solvency and level B in terms of management.

•

Category III:  This category is reserved for financial institutions that have been rated (1) level B in terms of solvency and level B in terms of management for two or more consecutive review periods, (2) level A in terms of solvency and level C in terms of management, or (3) level B in terms of solvency and level C in terms of management.

•

Category IV:  This category is reserved for financial institutions that are rated level A or B in terms of solvency and have been rated level C in terms of management for two or more consecutive review periods.

•	Category V: This category is reserved for financial institutions that have been rated level C in terms of solvency, irrespective of their management rating level.

A bank’s solvency rating is determined by its regulatory capital (after deducting accumulated losses during the financial year) to risk-weighted assets ratio. This ratio is equal to or greater than 10% for level A banks, equal to or greater than 8% and less than 10% for level B banks and less than 8% for level C banks.

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

Capital Markets

Under the General Banking Law, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as in financial leasing, mutual fund and investment fund administration, investment advisory services and merger and acquisition services. These subsidiaries are regulated by the SBIF and, in some cases, also by the SVS, the regulator of the Chilean securities market and of open-stock (public) corporations.

MK3, recently approved by the Chilean Congress, includes, among other things, the possibility for non-Chilean banks with representative offices in Chile to promote the credit products of their headquarters directly. Before this reform, representative offices of non-Chilean Banks were only able to act as intermediaries between their parent companies and local companies.

Subsidiaries and Affiliated Companies

Chilean banks are authorized to create subsidiaries to engage in (1) brokerage of securities, (2) management of mutual funds, investment funds, offshore funds, housing funds or all the foregoing, (3) insurance brokerage, (4) leasing operations, (5) factoring operations, (6) securitization, (7) financial advisory, (8) custody and transportation of funds, (9) provision of other financial services as authorized by the SBIF, (10) real estate leasing, and (11) social security advice. These subsidiaries are regulated by the SBIF except for the cases referred to in (1), (2), (3) and (4) in which the SBIF may request information but the entities are regulated by the SVS or, with respect to social security, by the Superintendency of Pensions (Superintendencia de Pensiones). Currently, banks are not authorized to create or engage in the business of insurance companies (other than brokers) and pension funds or health insurance administrators.

Banks may also create and participate in companies exclusively destined to the carrying out of activities in support of the main banking operations, such as credit card or debit card operators.

Legal Provisions Regarding Banking Institutions with Economic Difficulties

Chilean banks may not be declared bankrupt, except when undergoing voluntary liquidation. The General Banking Law provides that if specified adverse circumstances exist at any bank, its board of directors must correct the situation within 30 days from the date of receipt of the relevant financial statements. If the board of directors is unable to do so, it must call a special shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected within the term and in the manner agreed to at the meeting, or if the SBIF does not approve the board of directors proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the board of directors and from making any further investments in any instrument other than in instruments issued by the Central Bank of Chile. In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations or if a bank is under provisional administration of the SBIF, the General Banking Law provides that the bank may receive a two-year term loan from another bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the SBIF, but need not be submitted to the borrowing bank’s shareholders for their approval. In any event, a creditor bank cannot grant interbank loans to an insolvent bank in an amount exceeding 25% of the creditor bank’s effective net equity. The board of directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, forgive debts or take other measures for the payment of the debts. If the board of directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common shares in the amount required for the ratio of effective net equity to risk-weighted assets not to be lower than 12%. If a bank fails to pay an obligation, it must notify the SBIF, which shall determine if the bank is solvent.

Dissolution and Liquidation of Banks

The SBIF may establish that a bank must be liquidated for the benefit of its depositors or other creditors when such bank does not have the necessary solvency to continue its operations. In such case, the SBIF must revoke a bank’s authorization to exist and order its mandatory liquidation, subject to agreement by the Central Bank of Chile. The SBIF must also revoke a bank’s authorization if the reorganization plan of such bank has been rejected twice. The resolution by the SBIF must state the reason for ordering the liquidation and must name a liquidator, unless the Superintendent of Banks assumes this responsibility. When a liquidation is declared, all checking accounts, other demand deposits received in the ordinary course of business, other deposits unconditionally payable immediately are required to be paid by using existing funds of the bank, its deposits with the Central Bank of Chile or its investments in instruments that represent its reserves.

If these funds are insufficient to pay these obligations, the liquidator may seize the rest of the bank’s assets, as needed. If necessary and in specified circumstances, the Central Bank of Chile will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

Investments in Foreign Securities

Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain foreign currency securities. Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would support the bank’s business if such companies were incorporated in Chile. Banks in Chile may also invest in debt securities traded in formal secondary markets. Banks in Chile may invest up to 5% of its effective net equity in such debt securities, in the event such debt securities qualify as securities issued or guaranteed by (1) foreign sovereign states or their central banks or (2) other foreign or international financial institutions of which Chile is a member. Such foreign currency securities must have a minimum rating as follows:

Rating Agency	Short Term	Long Term
Moody’s	P2	Baa3
Standard and Poor’s	A3	BBB-
Fitch IBCA	F2	BBB-

A Chilean bank may invest in securities having a minimum rating as follows, provided that in case the total amount of these investments exceeds 20%, (or 30% for banks with a BIS ratio equal or exceeding 10%), of the effective net equity of the bank, a provision of 100% of the excess shall be established by the bank:

Rating Agency	Short Term	Long Term
Moody’s	P2	Ba3
Standard and Poor’s	A3	BB-
Fitch IBCA	F2	BB-

If investments in these securities and certain loans referred to below exceed 70% of the effective net equity of the bank, a provision for 100% of the excess shall be established, unless the excess, up to 70% of the bank’s effective net equity, is invested in securities having a minimum rating as follows:

Additionally, a Chilean bank may invest in foreign securities, with ratings equal to or exceeding those set forth in Table 3 below, in: (1) term deposits with foreign banks, subject to a limit of up to 30% of the effective net equity of the Chilean bank that makes the investment; and (2) securities issued or guaranteed by sovereign states or their central banks or those securities issued or guaranteed by international institutions of which Chile is a part, subject to a limit of up to 50%of the effective net equity of the Chilean bank.

Rating Agency	Short Term	Long Term
Moody’s	P1	Aa3
Standard and Poor’s	A1+	AA-
Fitch IBCA	F1+	AA-

Subject to specific conditions, a bank may grant loans in dollars to subsidiaries or branches of Chilean companies located abroad, to companies listed on foreign stock exchanges authorized by the Central Bank and, in general, to individuals and entities domiciled abroad, as long as the Central Bank of Chile is kept informed of such activities. A bank may also grant loans in dollars to finance exports to or from Chile.

In the event that the sum of the investments of a bank in foreign currency and of the commercial and foreign trade loans granted to foreign individuals and entities exceeds 70% of the effective net equity of such bank, the excess is subject to a mandatory reserve of 100%.

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

The main features of this new agenda include:

•	the regulation and reform of the tax treatment of the fixed-income, derivatives and the administration of funds;
•	the creation of a national financial consumer agency to protect customers of financial services;
•	the adoption of legislative measures to reduce cyclical variations in the credit supply and render the system more secure, solvent and liquid;
•

the creation of incentives to encourage transparency and proper price formation by allowing the integration of local stock exchanges with others in Latin America, increasing price information in the foreign exchange market, certificating financial professionals and limiting use of market-sensitive information;

•	the adoption of measures to strengthen the governance of the SVS and increasing the autonomy of the SBIF;
•	the reform of the Bankruptcy Law;
•

the improvement of access of individuals and small—and medium-size business to the capital markets, increase bank penetration, reduce the costs associated with initial public offerings and create new incentives for innovation and venture capital; and

•	the development of new markets and financial products that result in lower-cost financing alternatives.

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

Anti-Money Laundering, Anti-Terrorist Financing and Foreign Corrupt Practices Act Regulations

United States

We, as a foreign private issuer whose securities are registered under the U.S. Securities Exchange Act of 1934, are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA. The FCPA generally prohibits such issuers and their directors, officers, employees and agents from using any means or instrumentality of U.S. interstate commerce in furtherance of any offer or payment of money to any foreign official or political party for the purpose of influencing a decision of such person in order to obtain or retain business. It also requires that the issuer maintain books and records and a system of internal accounting controls sufficient to provide reasonable assurance that accountability of assets is maintained and accurate financial statements can be prepared. Penalties, fines and imprisonment of our officers and/or directors can be imposed for violations of the FCPA. Furthermore, we may be subject to a variety of U.S. anti-money laundering and anti-terrorist financing laws and regulations, such as the Bank Secrecy Act of 1970, as amended, and the USA PATRIOT ACT of 2001, as amended, and a violation of such laws and regulations may result in substantial penalties, fines and imprisonment of our officers and/or directors.

Chile

The Anti-Money Laundering Act, or the AML Act requires banks, among others, to report any “suspicious transactions or activities” that they may become aware of in the ordinary course of their businesses to the Chilean Financial Analysis Unit (Unidad de Análisis Financiero), or FAU. “Suspicious activities or transactions” are defined by the AML Act as any act, operation or transaction that, in accordance with the uses and customs of the relevant activity, is considered unusual or devoid of apparent economic or legal justification, whether carried out in an isolated or recurrent basis.

In accordance with the AML Act, banks must keep special records for any transaction in cash for amounts exceeding UF 450, and report them to the FAU if so required by the latter authority.

With regard to Chilean banks the SBIF has also provided guidelines for banks to set up an AML and Combating Financing of Terrorism, or CFT, prevention system applicable in their ordinary course of business, which must take into consideration the volume and complexity of their transactions, including their affiliates and supporting entities, and their international presence. In case of non-compliance of these guidelines, the SBIF may impose administrative sanctions upon the infringing bank such as fines and warnings. Among other requirements, such system shall include at least (1) “know your customer” policies, (2) a manual of policies and procedures, (3) the appointment of a compliance officer, and (4) all necessary technological tools to develop red-flag systems to identify and detect unusual operations. For more information on our Anti-Money Laundering Committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Other Committees—Anti-money laundering and anti-terrorism finance prevention committee”.

Colombia

The regulatory framework to prevent and control money laundering is contained in, among others, Decree 663 of 1993 and External Circular No. 07 of 1996 (Basic Legal Circular), Title 1, Chapter XI, “Standards for Risk Management Laundering and Terrorist Financing”, issued by the Colombian Superintendency of Finance, as well as Law 599 of 2000 (Colombian Criminal Code, as amended).

Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering, or FATF. Colombia, as a member of the GAFI-SUD (Grupo de Acción Financiera de Sudamérica) (a FATF style regional body), follows all of FATF’s 40 recommendations. Finally, the Colombian criminal code introduced criminal rules and regulations to prevent, control, detect, eliminate and adjudicate all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, mobilization or storage of cash, and the lack of controls.

Anti-money laundering provisions have been complemented with provisions aimed at deterring terrorism financing. For that purpose, by means of the Basic Legal Circular issued by the Colombian Superintendency of Finance has issued regulations requiring the implementation by financial institutions of a risk management system for money laundering and terrorism financing. These regulations emphasize “know your customer” policies and knowledge of customers and markets. They also establish processes and parameters to identify and monitor a financial institution’s customers. According to these regulations, financial institutions must cooperate with the appropriate authorities to prevent and control money laundering and terrorism.

Finally, the Colombian Criminal Code includes rules and regulations to prevent, control, detect, eliminate and adjudicate all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, and the lack of controls.

Recent Regulatory Developments in Chile

Capital Adequacy Requirements

In line with the future adoption of Basel II regulations in Chile, in 2010 the SBIF disclosed a proposal to increase the minimum regulatory capital ratio from the current 8% to 10%. This change requires an amendment to the General Banking Law by Congress. Although as of December 31, 2012, we had a regulatory capital ratio of 11.1%, this change, if adopted, could require us to inject additional capital in our business in the future.

Ley DICOM

In February 2012, Ley DICOM was enacted in order to restrict the use of private and personal economic, financial, banking and commercial information of customers set forth in Law No. 19,628 on Protection of Privacy, which is supplemented by Ley DICOM. This new law (i) provides that this data can only be shared with established businesses and companies that engage in risk assessment in order to assess business risk and credit process review; (ii) prohibits the request of this data in connection with recruitment for employment, admission to preschool, school or higher education, medical attention or nomination for a public position; (iii) allows the owners of the data to request distributors of personal information certifications for purposes other than credit process review, in which case the distributor must issue a certificate containing the overdue obligations of the applicant; (iv) prohibits the sharing or reporting of information related to obligations renegotiated, novated or pending in certain forms as well as debts incurred by users of the toll road concessions; (v) requires the distributors of economic, financial, banking and business information to have a system that records the access and delivery of background information contained in them, identifies the name of the person who has requested such information and the reason, date and time of the request; (vi) allows the owners of the information contained in such record to access the registry, free of charge, every four months, to check the information for the last 12 months; (vii) introduces mechanisms to facilitate the exercise of the rights of the holders of the information by imposing on the distributor or responsible party of the data bank the obligation to evidence compliance with Ley DICOM and (viii) obligates the deletion of unpaid obligations reported through December 31, 2011, provided that the total debts registered by such debtor are for an amount less than Ch$2,500,000, for capital, excluding interest, adjustments or any other item. We do not expect Ley DICOM to have a significant impact on our business or our commercial practices because we have anticipated the changes it introduced, to a large extent, by adjusting the information base and the relevant parameters used in our credit risk-assessment models for granting loans.

Sernac Seal

In July 2012 the government enacted the regulations that implement Law No. 20,555, which address mortgage loans, consumer loans, credit cards, the “Sernac Seal” (Sello Sernac), and other financial products and services. The new regulations govern, among other matters, the form and content of communications that financial institutions must periodically provide to their customers. Likewise, the new regulations implement the so-called “Summary Sheet” (Hoja Resumen), which must precede the contracts that consumers enter into with financial institutions. The Summary Sheet is intended to provide a clear and understandable summary of the terms and conditions that govern financial products and services.

The Sernac Seal is a new concept introduced by Law No. 20,555 and consists of a non-mandatory certification granted by the Chilean government agency in charge of consumer protection (Servicio Nacional del Consumidor, or Sernac), by which that agency confirms that the contracts used by a financial institution when providing products and services comply with the Consumer Protection Act. In this regard, the new regulation establishes the specific requirements for financial institutions to obtain such certification as well as the events that may lead to its termination. Among the requirements to obtain the certification, financial institutions must provide a consumer service and adopt a dispute resolution procedure as defined by Law 20,555 and its regulation.

Colombian Banking Regulation and Supervision

Colombian Banking Regulators

Pursuant to Colombia’s Constitution, the Colombian Congress has the power to prescribe the general legal framework within which the government may regulate the financial system. The agencies vested with the authority to regulate the financial system are the board of directors of the Central Bank of Colombia, the Colombian Ministry of Finance, or Ministry of Finance, the Colombian Superintendency of Finance, the Superintendency of Industry and Commerce, or SIC, and the Self-Regulatory Organization (Autorregulador del Mercado de Valores-AMV), or the SRO.

Central Bank of Colombia

The Central Bank of Colombia exercises the customary functions of a central bank, including price stabilization, monetary policy, regulation of currency circulation, regulation of credit, exchange rate monitoring and management of international reserves. Its board of directors is the regulatory authority for monetary, currency exchange and credit policies, and is responsible for the direction of the Central Bank of Colombia’s duties. The Central Bank of Colombia also acts as lender of last resort to financial institutions.

Ministry of Finance and Public Credit

One of the functions of the Ministry of Finance is to regulate all aspects of finance and insurance activities. As part of its duties, the Ministry of Finance issues decrees relating to financial matters that may affect banking operations in Colombia. In particular, the Ministry of Finance is responsible for regulations relating to capital adequacy, risk limitations, authorized operations, disclosure of information and accounting of financial institutions.

Colombian Superintendency of Finance

The Colombian Superintendency of Finance is the authority responsible for supervising and regulating financial institutions, including commercial banks such as CorpBanca Colombia, finance corporations, finance companies, financial services companies and insurance companies. The Colombian Superintendency of Finance has broad discretionary powers to supervise financial institutions, including the authority to impose fines on financial institutions and their directors and officers for violations of applicable regulations. The Colombian Superintendency of Finance can also conduct on-site inspections of Colombian financial institutions.

The Colombian Superintendency of Finance is also responsible for monitoring and regulating the market for publicly traded securities in Colombia and for monitoring and supervising securities market participants, including the Colombian Stock Exchange, brokers, dealers, mutual funds and issuers.

Financial institutions must obtain the prior authorization of the Colombian Superintendency of Finance before commencing operations.

Violations of the financial system rules and regulations are subject to administrative, and in some cases, criminal sanctions.

Self-Regulatory Organization

The SRO is a private entity responsible for the regulation of entities participating in the Colombian capital markets. The SRO may issue mandatory instructions to its members and supervise its members’ compliance and impose sanctions for violations.

All capital market intermediaries, including CorpBanca Colombia and its subsidiaries (CIVAL and CIT Colombia), must become members of the SRO and are subject to its regulations.

Superintendency of Industry and Commerce

The SIC is the authority responsible for supervising and regulating competition in several industrial sectors, including financial institutions. The SIC is authorized to initiate administrative proceedings and impose sanctions on banks, including CorpBanca Colombia, whenever the financial entity behaves in a manner considered to be anti-competitive.

Capital Adequacy Requirements

Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 2555 of 2010, as amended) are based on applicable Basel Committee standards. Decree 2555 of 2010, establishes four categories of assets, which are each assigned different risk weights, and require that a credit institution’s Technical Capital (as defined below) be at least 9% of that institution’s total risk-weighted assets. As of December 31, 2012, the Technical Capital for the purposes of the regulations consists of the sum of Tier One Capital (basic capital) and Tier Two Capital (additional capital), collectively, Technical Capital. Tier Two Capital may not exceed the total amount of Tier One Capital.

However, on August 23, 2012 the Ministry of Finance issued a new regulation (Decree 1771 of 2012) amending the capital adequacy requirements set forth in Decree 2555. Under the new regulation, financial institutions (such as CorpBanca Colombia) will remain subject to the capital adequacy requirements previously in place until August 1, 2013, but are required to submit an action plan before January 31, 2013 indicating the actions that will be implemented in order to comply with the new standards. Some of the highlights of this new regulation are:

•

As of August 1, 2013, the Technical Capital will be the sum of Ordinary Basic Capital (common equity tier one), Additional Basic Capital (additional tier one), and Additional Capital (tier two capital).

•

New criteria for debt and equity instruments to be considered Ordinary Basic Capital, Additional Basic Capital, and Additional Capital was established. Additionally, the Colombian Superintendency of Finance must review whether a given instrument adequately complies with these criteria in order for an instrument to be considered tier one or tier two capital, upon request of the issuer. Debt and equity instruments that have not been classified by the Colombian Superintendency of Finance as Basic or Additional Capital, will not be considered tier one or tier two capital for purposes of capital adequacy requirements.

•

The total solvency ratio remains at a minimum of 9% of the financial institution’s total risk-weighted assets; however, as of August 1, 2013, each entity must also comply with a minimum basic solvency ratio of 4.5%, which is defined as the Ordinary Basic Capital after deductions divided by the financial institution’s total risk-weighted assets.

Minimum Capital Requirements

The minimum capital requirement for banks on an unconsolidated basis is established in Article 80 of Decree 663 of 1993, as amended (Financial Organic Statute). The minimum capital requirement for 2012 was COP$73,750 million and such minimum capital requirement for 2013 is COP$75,550 million. Failure to meet such requirement can result in the Taking of Possession (toma de posesión) of CorpBanca Colombia by the Colombian Superintendency of Finance. The minimum capital requirements are updated annually in January by the same percentage as the inflation percentage for the prior year.

Capital Investment Limit

All investments in subsidiaries and other authorized capital investments, other than those made in order to abide by legal requirements, may not exceed 100% of the total aggregate of capital, equity reserves and the equity re-adjustment account of the respective bank, financial corporation or commercial finance company, excluding unadjusted fixed assets and including deductions for accumulated losses.

Mandatory Investments

Central Bank of Colombia regulations require financial institutions, including CorpBanca Colombia, to make mandatory investments in securities issued by Finagro, a Colombian public financial institution that finances production and rural activities, to support the agricultural sector. The amount of these mandatory investments is calculated based on the current peso-denominated obligations of the relevant financial institution.

Foreign Currency Position Requirements

According to External Resolution 4 of 2007 issued by the board of directors of the Central Bank of Colombia as amended, or Resolution 4, a financial institution’s foreign currency position (posición propia en moneda extranjera) is the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items), made or contingent, including those that may be sold in Colombian legal currency.

Resolution 4 provides that the average of a bank’s foreign currency position for three business days cannot exceed the equivalent in Colombian pesos of 20% of the bank’s Technical Capital. Currency exchange intermediaries such as CorpBanca Colombia are permitted to hold a three business days’ average negative foreign currency position not exceeding the equivalent in foreign currency of 5% of its Technical Capital (with penalties being payable after the first business day).

Resolution 4 also defines foreign currency position in cash (posición propia de contado en moneda extranjera) as the difference between all foreign currency-denominated assets and liabilities. A bank’s three business days average foreign currency position in cash cannot exceed 50% of the bank’s Technical Capital. In accordance with Resolution 4, the three day average must be calculated on a daily basis and the foreign currency position in cash cannot be negative.

Finally, Resolution 4, as amended by Resolution 3 of 2011, requires banks to comply with a gross position of leverage (posición bruta de apalancamiento). Gross position of leverage is defined as (i) the value of term contracts denominated in foreign currency, plus (ii) the value of transactions denominated in foreign currency to be settled within two or more days in cash, plus (iii) the value of the exchange rate risk exposure associated with exchange rate options and derivatives. Resolution 4 sets a limit on the gross position of leverage, which cannot exceed 550% of the Technical Capital.

Reserve Requirements

Commercial banks are required by the board of directors of the Central Bank of Colombia to satisfy reserve requirements with respect to deposits and other cash demands. Such reserves are held by the Central Bank of Colombia in the form of cash deposits. According to Resolutions 5 and 11 of 2008 issued by the board of directors of the Central Bank of Colombia, as amended, the reserve requirements for Colombian banks are measured bi-weekly and the amounts depend on the class of deposits.

Credit institutions must maintain reserves of 11% over the following deposits and cash demands:

•	Private demand deposits;
•	Government demand deposits;
•	Other deposits and liabilities; and
•	Savings deposits.

In addition, credit institutions must maintain reserves of 4.5% for term deposits with maturities fewer than 540 days and 0% for term deposits with maturities of more than 540 days.

Credit institutions may maintain these reserves in their accounts at the Central Bank of Colombia.

Marginal reserve requirements were eliminated by the Central Bank of Colombia in 2008.

Foreign Currency Loans

Residents of Colombia may obtain foreign currency loans from foreign residents, and from Colombian currency exchange intermediaries or by placing debt securities abroad. Foreign currency loans must be either disbursed through a foreign exchange intermediary or deposited in offshore compensation accounts.

According to regulations issued by the Central Bank of Colombia, every Colombian resident and institution borrowing funds in foreign currency is generally required to post with the Central Bank of Colombia non-interest bearing deposits for a specified term, although the size of the required deposit is currently zero.

Notwithstanding the foregoing, such deposits would not be required in certain cases established in Article 26 of External Resolution 8 of 2000, including in the case of foreign currency loans aimed at financing Colombian investments abroad or for short-term exportation loans, provided that such loan is disbursed against the funds of Banco de Comercio Exterior—Bancoldex. Moreover, Article 59-1(c) of External Resolution 8 of 2000 sets forth a number of restrictions and limitations as to the use of proceeds in the case of foreign currency loans obtained by Colombian currency exchange intermediaries (including CorpBanca Colombia) and also provides that deposits would not be required in the event such restrictions and limitations are observed. Such foreign currency loans may be used, among others, for lending activities in a foreign currency with a tenor equal to, or shorter than, the tenor of the foreign financing.

Finally, pursuant to Law 9 of 1991, the board of directors of the Central Bank of Colombia is entitled to impose conditions and limitations on the incurrence of foreign currency indebtedness, as an exchange control policy, in order to avoid pressure in the currency exchange market.

Non-Performing Loan Allowance

The Colombian Superintendency of Finance maintains guidelines on non-performing loan allowances for financial institutions.

Lending Activities

Decree 2555 of 2010, as amended, sets forth the maximum amounts that a financial institution may lend to a single borrower (including for this purpose all related fees, expenses and charges). These maximum amounts may not exceed 10% of a bank’s Technical Capital. However, there are several circumstances under which the limit may be raised. In general, the limit is raised to 25% when amounts lent above 5% of Technical Capital are secured by guarantees that comply with the financial guidelines provided in Decree 2555 of 2010, as amended. Also, according to Decree 2555 of 2010, a bank may not make loans to any shareholder that holds directly more than 10% of its capital stock for one year after such shareholder reaches the 10% threshold. In no event may a loan to a shareholder holding directly or indirectly 20% or more of CorpBanca Colombia’s capital stock exceed 20% of the Bank’s Technical Capital. In addition, no loan to a single financial institution may exceed 30% of CorpBanca Colombia’s Technical Capital, with the exception of loans funded by Colombian development banks which are not subject to such limit.

Also, Decree 2555 of 2010 sets a maximum limit for risk concentrated in one single party, equivalent to 30% of CorpBanca Colombia’s Technical Capital, the calculation of which includes loans, leasing operations and equity and debt investments.

The Central Bank of Colombia also has the authority to establish maximum limits on the interest rates that commercial banks and other financial institutions may charge on loans. However, interest rates must also be consistent with market terms with a maximum limit certified by the Colombian Superintendency of Finance.

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our financial statements as well as “Item 5. Operating and Financial Review and Prospects”. Unless otherwise indicated, financial data in the following tables as of December 31, 2010, 2011 and 2012 has been expressed in Chilean pesos as of December 31, 2012. The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s CPI.

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

The following example illustrates the calculation of the real interest rate for a dollar-denominated asset bearing a nominal annual interest rate of 10% (Nd = 0.10), assuming a 5% annual devaluation rate (D = 0.05) and a 12% annual inflation rate (I = 0.12):

Rd=	(1 + 0.10)(1 + 0.05)	-1= 3.125% per year
1 + 0.12

In the example, since the inflation rate was higher than the devaluation rate, the real rate is lower than the nominal rate in dollars. If, for example, the annual devaluation rate were 15%, using the same numbers, the real rate in Chilean pesos would be 12.9%, which is higher than the nominal rate in U.S. dollars. Using the initial example, if the annual inflation rate were greater than 15.5%, the real rate would be negative.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal rates and rates for our assets and liabilities for the years ended December 31, 2010, 2011 and 2012.

	Year ended December 31,
	2010				2011				2012
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate

	(in millions of Ch$ except for percentages)
INTEREST EARNING ASSETS

Deposits in Central Bank
Ch$	55,676	1,165	2.1%	(0.4)%	63,919	1,921	3.0%	(0.9)%	86,538	1,695	2.0%	(0.5)%
UF	–	–	–	–	–	–	–	–	–	–	–	–
Foreign currency	23,826	–	–	5.4%	29,122	–	–	6.8%	35,025	–	0.0%	(9.1)%

Total	79,502	1,165	2.1%	1.3%	93,041	1,921	3.0%	1.5%	121,563	1,695	1.4%	(2.3)%

Financial investments
Ch$	294,380	13,337	4.5%	2.0%	153,956	8,155	5.3%	1.3%	301,502	15,174	5.0%	3.5%
UF	476,548	22,354	4.7%	2.1%	562,021	35,198	6.3%	2.3%	490,627	26,562	5.4%	3.9%
Foreign currency	12,430	665	5.3%	11.0%	33,420	1,743	5.2%	12.4%	233,115	10,928	4.7%	(4.8)%

Total	783,358	36,356	4.6%	2.2%	749,467	45,096	6.0%	2.5%	1,025,244	52,664	5.1%	1.8%

Total loans
Ch$	2,561,426	190,973	7.5%	4.8%	2,495,764	237,702	9.5%	5.4%	3,023,707	299,441	9.9%	8.3%
UF	1,950,937	134,843	6.9%	4.3%	2,516,218	209,996	8.3%	4.3%	3,332,277	235,439	7.1%	5.5%
Foreign currency	654,252	18,731	2.9%	8.4%	822,164	23,159	2.8%	9.8%	3,069,808	158,377	5.2%	(4.4)%

Total	5,166,615	344,547	6.7%	5.1%	5,834,146	470,857	8.1%	5.5%	9,425,792	693,257	7.4%	3.2%

Interbank loans
Ch$	50,303	51	0.1%	(2.3)%	95,575	1,280	1.3%	(2.5)%	193,604	9,445	4.9%	3.3%
UF	–	–	–	–	–	–	–	–	–	–	–	–
Foreign currency	31,426	678	2.2%	7.6%	70,462	1,704	2.4%	9.4%	169,603	2,079	1.2%	(7.9)%

Total	81,729	729	0.9%	1.5%	166,037	2,984	1.8%	2.6%	363,207	11,524	3.2%	(1.9)%

Investment under resale agreements
Ch$	52,479	2,861	5.5%	2.9%	52,424	3,001	5.7%	1.8%	19,730	1,394	7.1%	5.5%
UF	16,852	746	–	1.9%	1,813	18	1.0%	(2.8)%	1,022	71	6.9%	5.4%
Foreign currency	1,909	15	–	–	1,176	16	1.4%	(2.4)%	127,426	210	0.2%	(8.9)%

Total	71,240	3,622	5.1%	1.7%	55,413	3,035	5.5%	1.5%	148,178	1,675	1.1%	(6.9)%

Other interest earning assets
Ch$	–	–	–	–	–	–	–	–	3	–	0.0%	0.0%
UF	–	–	–	–	–	–	–	–	–	–	0.0%	0.0%
Foreign currency	20,406	1,220	6.0%	11.7%	122,226	4,729	3.9%	11.0%	329,593	2,177	0.7%	(8.5)%

Total	20,406	1,220	6.0%	11.7%	122,226	4,729	3.9%	11.0%	329,596	2,177	0.7%	(8.5)%

Total interest earning assets
Ch$	3,014,264	208,387	6.9%	4.3%	2,861,638	252,059	8.8%	4.7%	3,625,084	327,149	9.0%	7.4%
UF	2,444,337	157,943	6.5%	3.9%	3,080,122	245,212	8.0%	3.9%	3,823,926	262,072	6.9%	5.3%
Foreign currency	744,249	21,309	2.9%	8.4%	1,078,570	31,351	2.9%	9.9%	3,964,570	173,771	4.4%	(5.1)%

Total	6,202,850	387,639	6.2%	4.6%	7,020,330	528,622	7.5%	5.2%	11,413,580	762,992	6.7%	2.4%

	Year ended December 31,
	2010				2011				2012
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in millions of Ch$ except for percentages)
NON-INTEREST EARNING ASSETS

Cash
Ch$	188,210				222,333				262,602
UF	–				–				–
Foreign currency	57,044				76,004				146,211

Total	245,254				298,337				408,813

Allowance for loan losses
Ch$	98,434				102,788				104,575
UF	-				-				–
Foreign currency	146				391				58,900

Total	98,580				103,179				163,475

Property, plant and equipment
Ch$	55,310				55,184				55,913
UF	-				-				–
Foreign currency	96				104				12,337

Total	55,406				55,287				68,250

Derivatives
Ch$	152,774				231,888				269,632
UF	-				-				–
Foreign currency	17				1,157				13,846

Total	152,791				233,044				283,478

Other assets
Ch$	386,693				407,913				497,644
UF	61,272				51,811				10,426
Foreign currency	(201,388)				18,704				197,836

Total	246,577				478,429				705,906

Total non-interest earning assets
Ch$	684,553				814,530				981,216
UF	61,272				51,811				10,426
Foreign currency	(144,377)				95,578				311,330

Total	601,448				961,919				1,302,972

Total assets(1)
Ch$	3,698,817	208,387			3,676,168	252,059			4,606,300	327,149
UF	2,505,609	157,943			3,131,933	245,212			3,834,352	262,072
Foreign currency	599,872	21,309			1,174,148	31,351			4,275,900	173,771

Total	6,804,298	387,639			7,982,249	528,622			12,716,552	762,992

(1)	Represents total of interest earning and non-interest earning assets.

	Year ended December 31,
	2010				2011				2012
	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate
	(in millions of Ch$ except for percentages)
INTEREST BEARING LIABILITIES

Time Deposits
Ch$	2,676,020	63,195	2.4%	(0.1)%	3,154,752	179,666	5.7%	1.7%	4,219,993	267,721	6.3%	4.8%
UF	348,666	15,257	4.4%	1.8%	292,358	18,171	6.2%	2.2%	568,003	33,422	5.9%	4.3%
Foreign currency	523,158	7,523	1.4%	6.9%	552,498	6,781	1.2%	8.1%	1,851,521	58,498	3.2%	(6.2)%

Total	3,547,844	85,975	2.4%	1.1%	3,999,608	204,618	5.1%	2.7%	6,639,517	359,641	5.4%	1.7%

Central Bank borrowings									39	–	–	–
Ch$	1,274	115	9.0%	6.3%	–	–	–	–	–	–	–	–
UF	–	–	–	–	–	–	–	–	–	–	–	–
Foreign currency	–	–	–	–	–	–	–	–	–	–	–	–

Total	1,274	115	9.0%	6.3%	–	–	–	–	39	–	–	–

Repurchase agreements
Ch$	422,140	4,847	1.1%	(1.3)%	161,020	8,147	5.1%	1.1%	209,370	12,085	5.8%	4.2%
UF	2,157	54	2.5%	–	2,629	315	12.0%	7.8%	575	54	9.4%	7.8%
Foreign currency	–	–	–	–	–	–	–	–	134,348	3,612	2.7%	(6.6)%

Total	424,297	4,901	1.2%	(1.3%)	163,649	8,462	5.2%	1.2%	344,293	15,751	4.6%	0.0%

Mortgage finance bonds
Ch$	208	4	1.9%	(0.6)%	188	3	1.6%	(2.2%)	90	2	2.2%	0.7%
UF	246,470	16,424	6.7%	4.1%	198,297	15,965	8.1%	4.0%	161,493	10,997	6.8%	5.2%
Foreign currency	–	–	–	–	–	–	–	–	–	–	–	–

Total	246,678	16,428	6.7%	4.1%	198,485	15,968	8.0%	4.0%%	161,583	10,999	6.8%	5.2%

Bonds
Ch$	–	–	–	–	36,366	6,632	18.2%	13.8%	45,526	14,046	30.9%	28.9%
UF	712,624	46,225	6.5%	3.9%	1,162,123	85,845	7.4%	3.4%	1,468,606	79,905	5.4%	3.9%
Foreign currency	32,943	109	0.3%	5.7%	8,933	137	1.5%	(2.3%)	76,830	3,605	4.7%	(4.8)%

Total	745,567	46,334	6.2%	4.0%	1,207,422	92,614	7.7%	3.6%	1,590,962	97,556	6.1%	4.2%

Other interest bearing liabilities
Ch$	360,261	1,469	0.4%	(2.0)%	366,949	4,549	1.2%	(2.6%)	420,574	4,099	1.0%	(0.5)%
UF	26,529	1,924	7.3%	4.6%	22,679	2,409	10.6%	6.5%	19,458	2,222	11.4%	9.8%
Foreign currency	413,472	6,083	1.5%	6.9%	649,637	7,002	1.1%	(2.7%)	1,645,130	15,848	1.0%	(8.2)%

Total	800,262	9,476	1.2%	2.8%	1,039,265	13,960	1.3%	(2.5%)	2,085,162	22,169	1.1%	(6.5)%

Total interest bearing liabilities
Ch$	3,445,962	69,630	2.3%	(0.2)%	3,719,275	198,997	2.3%	(1.5%)	4,895,592	297,953	6.1%	4.5%
UF	1,336,446	79,884	5.3%	2.8%	1,678,086	122,705	5.7%	1.7%	2,218,135	126,600	5.7%	4.1%
Foreign currency	983,515	13,715	1.4%	6.8%	1,211,068	13,920	1.1%	(2.6%)	3,707,829	81,563	2.2%	(7.1)%

Total	5,765,923	163,229	2.8%	1.7%	6,608,429	335,622	5.1%	(0.9%)	10,821,556	506,116	4.7%	0.5%

	Year ended December 31,
	2010				2011				2012
	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate
	(in millions of Ch$ except for percentages)
NON-INTEREST EARNING LIABILITIES

Non-interest-bearing demand deposits
Ch$	243,704				282,470				352,402
UF	1,738				2,202				3,951
Foreign currency	64,432				100,146				160,581

Total	309,874				384,818				516,934

Derivatives
Ch$	125,363				161,012				187,866
UF	–				–				–
Foreign currency	4				1,362				17,083

Total	125,367				162,374				204,949

Other non-interest-bearing
Ch$	94,048		221,532		150,297
UF	–		1,933		1,689
Foreign currency	798		4,690		109,685

Total	94,846		228,155		261,671

Shareholders’ equity
Ch$	508,289		598,474		809,239
UF	–		–		–
Foreign currency	–		–		102,203

Total	508,289		598,474		911,442

Total non-interest-bearing liabilities and shareholders equity
Ch$	971,404		1,263,488		1,499,804
UF	1,738		4,135		5,640
Foreign currency	65,234		106,198		389,552

Total	1,038,376		1,373,821		1,894,996

Total liabilities and shareholders’ equity (1)
Ch$	4,417,365	69,630	4,982,763	198,997	6,345,396	297,953
UF	1,338,183	79,884	1,682,221	122,705	2,223,775	126,600
Foreign currency	1,048,749	13,715	1,317,266	13,920	4,097,381	81,563

Total	6,804,298	163,229	7,982,250	335,622	12,716,552	506,116

(1)	Represents total of interest bearing and non-interest bearing liabilities and shareholders’ equity.

Interest-earning Assets—Net Interest Margin

The following tables analyze, by currency of denomination, our levels of average interest-earning assets and net interest, and illustrate the comparative margins obtained, for each of the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
	(in million of Ch$ except for percentages)
Total average Interest earning assets
Ch$	Ch$3,014,264	Ch$2,861,638	3,625,084
UF	2,444,337	3,080,122	3,823,926
Foreign currency	744,249	1,078,570	3,964,570

Total	Ch$6,202,850	Ch$7,020,330	11,413,580

Net interest earned (1)
Ch$	Ch$138,757	Ch$53,062	29,196
UF	78,059	122,507	135,472
Foreign currency	7,594	17,431	92,208

Total	Ch$224,410	Ch$193,000	Ch$256,876

Net interest margin, nominal basis(2)
Ch$	4.6%	1,9%	0.8%
UF	3.2%	4.0%	3.5%
Foreign currency	1.0%	1.6%	2.3%

Total	3.6%	2.7%	2.3%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income and Interest Expense—Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our net interest income between changes in the average volume of interest-earning assets and interest bearing liabilities and changes in their －respective nominal interest rates from 2010 to 2011 and 2011 to 2012. Volume and rate variances have been calculated based on movements in average balances over the year and changes in nominal interest rates, average interest-earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Increase (Decrease) from 2010 to 2011 due to changes in			Net Change from 2010 to 2011
	Volume	Rate	Rate and Volume
	(in millions of Ch$)
ASSETS
INTEREST EARNING ASSETS

Deposits in Central Bank
Ch$	173	5	578	756
UF	–	–	–	–
Foreign currency	–	–	–	–

Total	173	5	578	756

Financial Investments
Ch$	(6,362)	23	1,157	(5,182)
UF	4,013	75	8,756	12,844
Foreign currency	1,122	–	(44)	1,078

Total	(1,227)	98	9,869	8,740

Total Loans
Ch$	(4,896)	530	51,096	46,730
UF	39,071	280	35,801	75,152
Foreign currency	4,807	(3)	(376)	4,428

Total	38,982	807	86,521	126,310

Interbank Loans
Ch$	46	6	1,177	1,229
UF	–	–	–	–
Foreign currency	842	1	184	1,027

Total	888	7	1,361	2,256

Investment under resale agreements
Ch$	(3)	1	142	140
UF	–	2	(730)	(728)
Foreign currency	–	–	1	1

Total	(3)	3	(587)	(587)

Other interest earning assets
Ch$	–	–	–	–
UF	–	–	–	–
Foreign currency	6,087	(4)	(2,574)	3,509

Total	6,087	(4)	(2,574)	3.509

Total interest earning assets
Ch$	(11,042)	565	54,150	43,673
UF	43,084	357	43,827	87,268
Foreign currency	12,858	(6)	(2,809)	10,043

Total	44,900	916	95,169	140,984

	Increase (Decrease) from 2010 to 2011 due to changes in			Net Change from 2010 to 2011
	Volume	Rate	Rate and Volume
	(in millions of Ch$)
LIABILITIES
INTEREST BEARING LIABILITIES

Time Deposits
Ch$	11,305	892	104,274	116,471
UF	(2,464)	64	5,314	2,914
Foreign currency	422	(11)	(1,153)	(742)

Total	9,263	945	108,435	118,643

Central Bank borrowings
Ch$	(115)	(1)	1	(115)
UF	–	–	–	–
Foreign currency	–	–	–	–

Total	(115)	(1)	1	(115)

Repurchase Agreements
Ch$	(2,998)	165	6,133	3,300
UF	12	2	247	261
Foreign currency	–	–	–	–

Total	(2,986)	167	6,380	3,561

Mortgage finance bonds
Ch$	–	–	–	(1)
UF	(3,210)	34	2,717	(459)
Foreign currency	–	–	–	–

Total	(3,210)	34	2,717	(460)

Bonds
Ch$	–	–	6,632	6,632
UF	29,157	64	10,399	39,620
Foreign currency	(80)	4	104	28

Total	29,077	68	17,135	46,280

Other interest bearing liabilities
Ch$	27	30	3,023	3,080
UF	(279)	9	755	485
Foreign currency	3,474	(16)	(2,539)	919

Total	3,222	23	1,239	4,484

Total interest bearing liabilities
Ch$	8,219	1,086	120,063	129,367
UF	23,216	173	19,432	42,821
Foreign currency	3,816	(23)	(3,588)	205

Total	35,251	1,236	135,907	172,393

	Increase (Decrease) from 2011 to 2012 due to changes in			Net Change from 2011 to 2012
	Volume	Rate	Rate and Volume
	(in millions of Ch$)
ASSETS
INTEREST EARNING ASSETS

Deposits in Central Bank
Ch$	681	(7)	(900)	(226)
UF	–	–	–	–
Foreign currency	–	–	–	–

Total	681	(7)	(900)	(226)

Financial Investments
Ch$	7,815	(4)	(792)	7,019
UF	(4,475)	(48)	(4,113)	(8,636)
Foreign currency	10,413	–	(1,228)	9,185

Total	13,753	(52)	(6,133)	7,568

Total Loans
Ch$	50,283	95	11,361	61,739
UF	68,106	(322)	(42,341)	25,443
Foreign currency	63,312	193	71,713	135,218

Total	181,701	(34)	40,733	222,400

Interbank Loans
Ch$	1,313	34	6,818	8,165
UF	–	–	–	–
Foreign currency	2,398	(8)	(2,015)	375

Total	3,711	26	4,803	8,540

Investment under resale agreements
Ch$	(1,872)	7	258	(1,607)
UF	(8)	1	60	53
Foreign currency	1,769	–	(1,575)	194

Total	(111)	8	(1,257)	(1,360)

Other interest earning assets
Ch$	–	–	–	–
UF	–	–	–	–
Foreign currency	8,023	(39)	(10,536)	(2,552)

Total	8,023	(39)	(10,536)	(2,552)

Total interest earning assets
Ch$	58,220	125	16,745	75,090
UF	63,623	(369)	(46,394)	16,860
Foreign currency	85,915	146	56,359	142,420

Total	207,758	(98)	26,710	234,370

	Increase (Decrease) from 2011 to 2012 due to changes in			Net Change from 2011 to 2012
	Volume	Rate	Rate and Volume
	(in millions of Ch$)
LIABILITIES
INTEREST BEARING LIABILITIES

Time Deposits
Ch$	60,666	205	27,184	88,055
UF	17,132	(10)	(1,871)	15,251
Foreign currency	15,943	107	35,667	51,717

Total	93,741	302	60,980	155,023

Central Bank borrowings
Ch$	–	–	–	–
UF	–	–	–	–
Foreign currency	–	–	–	–

Total	–	–	–	–

Repurchase Agreements
Ch$	2,446	11	1,481	3,938
UF	(246)	(1)	(14)	(261)
Foreign currency	–	–	3,612	3,612

Total	2,200	10	5,079	7,289

Mortgage finance bonds
Ch$	–	–	–	–
UF	(2,963)	(25)	(1,982)	(4,969)
Foreign currency	–	–	–	–

Total	(2,963)	(25)	(1,982)	(4,969)

Bonds
Ch$	1,670	46	5,698	7,414
UF	22,640	(226)	(28,353)	(5,940)
Foreign currency	1,041	3	2,424	3,468

Total	25,351	(177)	(20,231)	4,942

Other interest bearing liabilities
Ch$	665	(10)	(1,105)	(450)
UF	(342)	2	153	(187)
Foreign currency	10,730	(7)	(1,877)	8,846

Total	11,053	(15)	(2,829)	8,209

Total interest bearing liabilities
Ch$	65,447	252	33,258	98,957
UF	36,221	(260)	(32,067)	3,894
Foreign currency	27,714	103	39,826	67,643

Total	129,382	95	41,017	170,494

Return on Equity and Assets

The following tables set forth our return on average shareholders’ equity and average total assets and related information for each of the periods indicated.

	Years ended December 31,
	2010	2011	2012
	(in millions of Ch$, except for percentages)
Net Income	121,573	117,318	119,153
Net income attributable to shareholders	122,550	119,142	119,102
Average total assets	6,804,298	7,982,249	12,716,553
Average equity	508,289	598,474	911,442
Net income as a percentage of:
Average total assets	1.79%	1.47%	0.94%
Average equity	23.92%	19.6%	13.07%
Average equity as a percentage of:
Average total assets	7.47%	7.50%	7.17%
Proposed cash	121,573	117,318	59,576
Dividend payout ratio, based on net income attributable to shareholders	100%	100%	50%

Investment Portfolio

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held-to-maturity.

Financial investments as of December 31, 2010, 2011 and 2012 are as follows:

	As of December 31,
	2010	2011	2012
	(in millions of Ch$)
Held-for-trading:

Central Bank and government securities:
Central Bank securities	88,077	9,541	2,543
Chilean treasury bonds	–	5,613	–
Other securities	8	–	–

Other financial securities:
Bonds	2,998	2,012	2,102
Notes	–	125,319	28,218
Other securities	71,379	11,102	276

Foreign institution securities:
Bonds	1,922	840	101,114
Notes	–	–	–
Other securities	550	968	3,409

Mutual fund investments

Funds managed by related organizations	32,646	3,420	6,336
Funds managed by third parties	–	7,224	15,900

Total	197,580	166,039	159,898

Available-for-sale

	As of December 31,
	2010	2011	2012
	(in millions of Ch$)
Central Bank and government securities
Central Bank securities	543,901	307,122	329,066
Chilean treasury bonds	–	4,336	69,706
Other securities	40,140	57,480	46,203

Other financial securities
Promissory notes related to deposits in local banks	123,226	380,284	338,747
Chilean mortgage finance bonds
Financial institutions bonds	1,553	1,056	349
Chilean treasury bonds	–	41,702	66,231
Other local investments	–	44,109	41,019

Foreign instruments
Foreign instruments governments or central banks	–	–	206,296
Other foreign investment	17,955	7,161	14,818

Unquoted securities in active markets
Chilean corporate bonds	19,473	–	–
Other investments	–	–	–
Subtotal	746,248	843,250	1,112,435

	As of December 31,
	2010	2011	2012
Held-to-maturity	(in millions of Ch$)

Central Bank and government securities
Central Bank securities	–	–	–
Chilean treasury bonds	–	–	–
Other securities	–	–	–

Other financial securities
Promissory notes related to deposits in local banks	–	–	–

Chilean mortgage finance bonds
Financial institutions bonds	–	–	–
Chilean treasury bonds	–	–	–
Other local investments	–	11,580	10,099

Foreign instruments
Foreign instruments governments or central banks	–	–	74,259
Other foreign investment	–	10,382	20,619

Unquoted securities in active markets	–	–	–
Chilean corporate bonds	–	–	–
Other investments	–	–	–

Subtotal	–	21,962	104,977

We do not hold securities of any issuer other than the Central Bank of Chile and the Colombian Ministry of Finance, which the aggregate book value of the investment exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2012:

Held-for-trading	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Central Bank and government securities:
Chilean Central Bank securities	9	5.0	2,534	11.0	–	–	–	–	2,543
Chilean Central Bank notes	–	–	–	–	–	–	–	–	–
Others government securities	–	–	–	–	–	–	–	–	–

Others national institution securities:
Bonds	519	4.2	1,230	4.7	353	4.0	–	–	2,102
Notes	28,126	6.2	92	0.6	–	–	–	–	28,218
Other securities	7	3.2	126	3.3	67	2.9	76	3.9	276

Foreign institution securities:
Bonds	309	5.1	46,149	4.7	12,805	5.5	41,851	5.7	101,114
Notes	–	–	–	–	–	–	–	–	–
Other securities	3	5.3	3,406	6.5	–	–	–	–	3,409

Mutual fund investments:
Funds managed by related organizations	6,336	–	–	–	–	–	–	–	6,336
Funds managed by third parties	15,900	–	–	–	–	–	–	–	15,900

Total held-for-trading	51,209	3.6	53,537	5.1	13,225	5.4	41,927	5.7	159,898

	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
Available-for-sale:	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Central Bank and government securities:
Chilean Central Bank securities	48,701	5.4	241,359	5.3	39,006	5.5	–	–	329,066
Chilean treasury bonds	–	–	19,316	5.3	50,390	5.5	–	–	69,706
Others government securities	13,376	6.1	32,727	4.0	100	3.6	–	–	46,203

Other financial instruments
Promissory notes related to deposits in local banks	322,605	5.5	16,142	4.0	–	–	–	–	338,747
Chilean mortgage finance bonds	–	–	159	4.3	–	–	190	4.0	349
Chilean financial institutions bonds	–	–	46,897	3.9	5,862	5.2	13,472	4.1	66,231
Others local investments	–	–	–	–	27,498	4.0	13,521	4.5	41,019

Financial instruments issued abroad
Foreign government and Central Bank instruments	–	–	46,544	4.9	159,752	5.3	–	–	206,296
Other foreign investments	2,764	6.1	–	–	12,054	5.1	–	–	14,818
Impairment provision	–	–	–	–	–	–	–	–	–

Unquoted securities in active markets
Chilean corporate bonds	–	–	–	–	–	–	–	–	–
Other foreign investments	–	–	–	–	–	–	–	–	–
Impairment provision	–	–	–	–	–	–	–	–	–

Total	387,446	5.5	403,144	4.9	294,662	5.2	27,183	4.3	1,112,435

	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
Held-to-maturity:	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
(in millions of Ch$, except for percentages)
Central Bank and government securities:
Chilean Central Bank securities	–	–	–	–	–	–	–	–	–
Chilean treasury bonds	–	–	–	–	–	–	–	–	–
Others government securities	–	–	–	–	–	–	–	–	–

Other financial instruments
Promissory notes related to deposits in local banks	–	–	–	–	–	–	–	–	–
Chilean mortgage finance bonds	–	–	–	–	–	–	–	–	–
Chilean financial institutions bonds	–	–	–	–	–	–	–	–	–
Others local investments	–	–	10,099	3.4	–	–	–	–	10,099

Financial instruments issued abroad
Foreign government and Central Bank instruments	29,031	2.0	10,259	5.0	–	–	34,969	8.0	74,259
Other foreign investments	11,982	1.5	–	–	8,637	9.0	–	–	20,619
Impairment provision	–	–	–	–	–	–	–	–	–

Unquoted securities in active markets
Chilean corporate bonds	–	–	–	–	–	–	–	–	–
Other foreign investments	–	–	–	–	–	–	–	–	–
Impairment provision	–	–	–	–	–	–	–	–	–

Total	41,013	1.9	20,358	4.2	8,637	9.0	34,969	8.0	104,977

Loan portfolio

The following table presents our loans by type of loan. Except where otherwise specified, all loan amounts stated below are before deduction for the allowance for loan losses. Total loans reflect our loan portfolio, including past due principal amounts.

	As of December 31,
	2008	2009	2010	2011	2012
	(in millions of Ch$)
Commercial loans
Commercial loans	2,829,220	3,144,217	3,367,491	4,345,731	6,453,176
Foreign trade loans	463,113	233,478	260,976	388,981	424,824
Current account debtors	84,006	48,320	52,362	13,499	29,245
Factoring operations	54,333	53,548	66,616	95,026	87,622
Leasing transactions	325,172	295,857	280,535	293,726	341,294
Other loans and receivables	2,307	1,450	1,261	78,433	158,699

Subtotals	3,758,151	3,776,870	4,029,241	5,215,396	7,494,860

Mortgage loans
Letters of credit loans	170,073	144,707	122,933	102,377	87,211
Endorsable mutual mortgage loans	270,475	212,468	272,829	241,653	216,627
Other mutual mortgage loans	235,430	393,290	585,104	785,537	1,186,207
Leasing transactions	366	160	146	138	61
Other loans and receivables	15,890	56,110	51,627	46,223	41,869

Subtotals	692,234	806,735	1,032,639	1,175,928	1,531,975

Consumer loans
Consumer loans	341,229	294,396	276,296	266,953	779,735
Current account debtors	30,226	26,437	24,901	25,454	29,398
Credit card debtors	70,937	55,359	54,386	55,278	156,939
Consumer leasing transactions	274	523	708	729	782
Other loans and receivables	63,449	51,336	51,024	74,707	109,802

Subtotals	506,115	428,051	407,315	423,121	1,076,656

Loans and receivables to customers	4,956,500	5,011,656	5,469,195	6,814,445	10,103,491

Loans and receivables to banks	37,696	86,226	64,187	304,622	482,549

Total(1)	4,994,196	5,097,882	5,533,382	7,119,067	10,586,040

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

Current account debtors.  The term “current account debtors” refers to our customers that receive short-term operating loans with a pre-approved credit limit.

Factored receivables.  Factored receivables are derived from our factoring operations, which consist of purchasing outstanding loan portfolios, such as bills, invoices, notes, or contracts, advancing a payment representing the future cash flows from such assets, and then performing the related collection function. The receivables are sold with recourse in the event accounts become uncollectible.

Leasing contracts.  Leasing contracts are contracts that include a clause granting a lessee a purchase option on leased assets at the end of the contract.

Other outstanding loans.  Other outstanding loans include other commercial loans not classified in the above categories, which are financed by our general borrowings.

Mortgage loans

These loans are either inflation-indexed (denominated in UF) or denominated in Chilean pesos at fixed rates. These loans are long-term with monthly payments of principal and interest secured by a real property mortgage. Mortgage loans represent the largest portion of our portfolio of loans to individuals. As required by the SBIF, mortgage loans include the loans granted to individuals in order to acquire, expand, repair or construct their houses. Mortgage loans include letters of credit loans, endorsable mutual mortgage loans or other mutual mortgage loans. In relation to the letters of credit loans, Chapter 9-1 of the Updated Compendium of Rules, or RAN, issued by the SBIF states that the banks may originate these products only in the granting of loans for acquisition, construction or extension of houses, as long as the loans are granted to the final users of such properties. In the other loans that are granted, such as those to construction companies for the construction of one or more houses, we are required to use letters of credit for general purposes. Regarding endorsable mortgage loans, Chapter 8-4 of RAN of the SBIF, states that the banks are allowed to grant endorsable loans with mortgage guarantees, subject to the provisions stipulated in No. 7 of Article 69 of the General Law on Banks and in the previously mentioned Chapter. Other mortgage loans includes the complementary credits to the loans granted for these same purposes and the linkage credits granted before the granting of the mortgage loans. It considers also the leasing operations for housing and other accounts receivable. Any credit granted to pay or restructure all or part of the previously mentioned credits, shall also be included in this item. Mortgage loans denominated in UF are financed in two ways: traditional mortgage loans are financed by letters of credit loans that we issue and sell in the Chilean financial market, and new and flexible mortgages are financed by our own funds. Mortgage loans denominated in Chilean pesos are financed by our own funds and through liabilities denominated in Chilean pesos with durations of 2 to 5 years. We no longer offer mortgage loans denominated in Chilean pesos as there was low demand for that product. At the time of approval, the amount of a mortgage loan cannot be more than 75% of the lower of the purchase price or the appraised value of the mortgaged property. Interest accrues daily based on a 360-day year. Although we have allowances for mortgage loan losses, mortgage loans are ultimately secured by the mortgaged property.

The balances of the renegotiated mortgage loans as of December 31, 2010, 2011 and 2012 were as follows:

	As of December 31,
	2010	2011	2012
	(in millions of Ch$)
Opening Balance(1)	167	1,063	1,794
Renegotiated(2)	898	735	699
Recovery(3)	(2)	(4)	(745)
Write-offs(4)	–	–	–

Final Balance	1,063	1,794	1,748

(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.

Consumer loans

These are loans to individuals, granted in Chilean pesos, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services. They also include credit card balances subject to interest charges. Interest accrues daily on a 30—or 360-day basis. Loan payments are due monthly. Although we determine the interest rate, it cannot exceed the maximum rate for consumer loans established by the SBIF.

The balances of the renegotiated consumer loans as of December 31, 2010, 2011 and 2012 were as follows:

	As of December 31,
	2010	2011	2012
	(in millions of Ch$)
Opening Balance(1)	51,896	47,987	49,977
Renegotiated(2)	25,219	29,442	40,674
Recovery(3)	(10,688)	(16,204)	(21,930)
Write-offs(4)	(18,440)	(11,248)	(9,918)

Final Balance	47,987	49,977	58,803

(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.

As part of our business model we seek to be able to assist our customers when they are experiencing financial problems that cause them to fall behind on their payments. As a result, we make certain concessions when we renegotiate a loan, which may include the following: (i) extension of payment period; (ii) modifications to the interest rate based on each customer’s ability to pay; and (iii) forgiveness of interest payments.

The above-mentioned concessions are considered on a case-by-case basis. The grant of any concessions will depend on the situation of each customer and pursuant to the analysis by the branch agent in charge of such loan. The bank does not quantify the balance of consumer loans we have renegotiated by type of concession.

Past due loans, include with respect to any loan, the amount of principal or interest that is 90 days or more overdue, and do not include the installments of such loan that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance.

Loans and receivables to banks, include interbank loans to local and foreign banks and deposits in the Chilean Central Bank.

Contingent loans, consist of guarantees granted by us in Ch$, UF and foreign currencies (principally US$), as well as open and unused letters of credit. Under IFRS contingent liabilities are required to be held off balance sheet. See note 1 “General Information and summary of significant accounting policies” and note 21 “Contingencies, commitments and responsibilities” to our audited consolidated financial statements included herein for a better understanding and analysis of the figures held off the balance.

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

With respect to the renegotiated loan portfolio, most of the loans are classified as impaired, and therefore the associated allowance for loan losses are based on the fair value less estimated cost to sell of the underlying collateral of each loan. To reclassify a renegotiated loan out of the impaired classification we conduct an individualized analysis of each customer. We consider if the customer has paid its loan for a reasonable period of time and the expected behavior of the customer for paying the remainder of the loan. In order to remove the renegotiated status from a loan, a customer must have improved its payment ability (credit risk profile) and must also demonstrate an improvement in its payment history. Once a minimum period of 4 to 6 months has passed, and a debtor’s situation has been duly rectified and documented, an executive in the commercial loan department may request that the renegotiated status of such loan be removed by the Assets Control Management team (which is an independent group in the commercial loan department that has the sole authority to change the risk classification of a loan). An executive in the commercial loan department has the exclusive authority to request a new classification on behalf of a customer.

The method of determining the allowance and provision for loan losses described in this section represents Chilean GAAP accounting and is a regulatory required disclosure. This information has been provided in order to provide the reader with a more in-depth analysis. Notwithstanding, our allowance and provision for loan losses as recorded in our financial statements included herein have been determined in accordance with IFRS.

Normalization Portfolio

The balances of the Normalization Portfolio for 2010, 2011 and 2012 are as follows:

	As of December 31,
	2010	2011	2012
	(in millions of Ch$)
Opening Balance(1)	114,307	131,656	125,742
Renegotiated(2)	48,936	40,294	41,667
Recovery(3)	(22,016)	(29,234)	(27,810)
Write-offs(4)	(9,571)	(16,974)	(15,552)

Final Balance	131,656	125,742	124,047

(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.

The Bank has a group that handles loans referred to as our Normalization Portfolio. The activities of such group include:

•	Analysis of the status of borrowers to assess the chances of recovery;
•	Establishing strategies and action plans to arrive at negotiated payment schedules;
•	Making the decision, based on the compliance with negotiated payment schedules, whether to transfer debtors to court collection;
•	Supervising and monitoring the progress of legal collection; and
•	Establishing mechanisms for the control and monitoring of impaired customers and the transfer of such customers to the functional area of Normalization.

Given that the group acts as one unit and the group’s aim is the management of this portfolio as a whole, we believe that the activity in the table presented above best represents the activities that the Bank undertakes with respect to those loans. The main difference between Normalization Portfolio and renegotiated portfolio for commercial loans, is that loans may be transferred to the Normalization Portfolio prior to the commencement of the renegotiation process to the extent, as defined internally, that the loan has demonstrated evidence of credit deterioration through deterioration in rating category, among others, requiring specific portfolio management procedures.

Treatment of debtors with commercial operations higher than UF1,000:

A loan from a customer classified as Large Companies, Corporate and Real Estate, Corporate Banking, SME Banking and Private Banking segments, which meet one of the following conditions, will be transferred to the normalization portfolio:

•	Customers with a risk grade of C3 or worse.
•	Customers in default (for 90 days or more). After a 90-day period, the customer will be transferred to the normalization portfolio if such customer is unable to remedy the default.
•

Customers that experience a sudden and severe deterioration in their financial position, and/or customers that have entered into any payment arrangements with their creditors, and/or customer that need a higher commitment, regardless of their credit risk grade.

•	Any customer that could possibly result in a loss to the Bank, even if they are not in default.

Treatment for debtors with commercial operations less than UF1,000:

•	Management and collection will be under the supervision of the executive in the segment where such loan originated.
•

Debtors with loan balances exceeding UF50 and in default for more than 90 days, unless under exceptional circumstances, will be transferred to collection, which will be under the supervision of the executive within the commercial loan segment.

The loan or loans that will be transferred to the Normalization Portfolio following any of the aforementioned conditions must be transferred with the debtor’s entire portfolio consisting of all of the transactions and balance of such customer with the Bank. The normalization portfolio management team is responsible for determining any action that will be taken against the customer (renegotiation of the loan or collection), within a period not exceeding 30 days.

No customer with a risk higher than UF1,000 can be sent to collection without first being transferred to the normalization portfolio.

Any customer in default for more than 120 days and with a debt higher than UF50, and not having completed renegotiation of the loan, must be sent to collection. Any exception to this deadline must be approved by the normalization portfolio management team.

Risk Index of Our Loan Portfolio

The risk index is calculated as ratio of the allowance for loan losses over total loans. Beginning in January 2008, in relation to the reclassifications of the balance sheet to conform to IFRS, our risk index for commercial loans is calculated by including commercial current account debtors, foreign trade loans, commercial leases, factoring and other commercial loans. Mortgage loans include mortgage leasing arrangements and consumer mortgage loans, which include consumer leasing.

Commercial loans.  Our risk index as of December 31, 2010, 2011 and 2012 was 1.7%, 1.3% and 1.1%, respectively, this last decrease is due to an adjustment of Ch$57,108 million in loan loss allowances. Without the adjustment, our risk index would have been 1.3%. The quality of our commercial loans depends on Chilean GDP growth, interest rates, changes in regulations, the general level of indebtedness and other economic conditions. Commercial loans include foreign trade loans, leasing contracts and factored receivables.

The main objective of our credit risk division is to maintain an adequate risk-return ratio for our assets, providing balance between commercial business goals and sound risk acceptance criteria, in accordance with our strategic objectives. This division’s work is based on its associates’ experience in evaluating credit risk using specialized, segmented management techniques, which has enabled it to build a sound, risk-conscious culture aligned with the bank’s strategy.

Such division helps define credit processes for the companies segment, including approval, monitoring and collections practices, using a regulatory and preventative outlook on credit risk. It also actively participates in loan approval and monitoring processes, which has helped spread a risk-focused culture throughout the bank, reinforced by ongoing training for sales and risk executives. The division also directly manages higher risk loans in order to maximize recovery using a specialized approach.

During 2012, the division achieved the following milestones: (i) forming the credit risk management area for foreign companies; (ii) helping standardize loan policies and processes for the bank’s subsidiary in Colombia; (iii) consolidating a customer service model differentiated by business segment and the complexity of the financing; (iv) and actively participating in defining and implementing loan policies for the bank’s subsidiaries.

Finally, the division’s assets quality indicators evolved favorably with respect to 2011. This includes the risk index and the past-due loans, both of which outperformed the financial system.

Mortgage loans.  The risk index of our mortgage loans decreased and reached 0.4% as of December 31, 2012 because of the adjustment to loan loss allowances of Ch$57,108 million. Without the adjustment, our residential mortgage loan risk index would have been 0.7%. The risk index of our residential mortgage loans was 0.9% and 0.9% as of December 31, 2010 and 2011, respectively. The decrease in 2012 was mainly due to the new allowance for losses model implemented during 2012. This new model was developed based on statistical modeling and detailed analysis and review of the mortgage loan portfolio behavior during the last 5 years, and it reflects the real quality of our portfolio, while ensuring compliance with modeling standards and regulations.

Consumer loans.  The risk index of our consumer loans was 2.2% as of December 31, 2012 due to an adjustment to loan loss allowances of Ch$57,108 million. Without the adjustment, our consumer loan risk index would have been 5.1%, compared to 6.8% and 5.4% as of December 31, 2010 and 2011, respectively. This decrease is principally due to internal modifications to the bank’s strategy for managing this type of customers, especially those with lower income.

The retail risk division continued its efforts from 2011 to consolidate the pillars of the commercial and loan strategy employed by Banco Condell and CorpBanca. In 2012, this division posted its lowest risk levels in five years, measured as a percentage of net provisions over average total consumer loans (5% for Banco Condell and 2.4% for CorpBanca) accompanied by growing sales, especially in credit card installment loans.

The sales model targeted toward pre-approved customers was involved in 85% of all sales and was used to both search for new customers and tighten bonds with existing customers. The first steps to decentralizing the loan decision-making process to branch managers began this year. Use of this model will intensify next year.

This change occurred as a result of intense training within the loan process network, especially for new branch managers and executives, that included training with loan approval centers and additional reinforcement of day-to-day management efforts by branches through the Fraud Prevention Area with audits as well as personalized and online attention.

Collections management was strengthened during 2012, demonstrating improved productivity since 2010. This allowed for increased recovery of outstanding amounts throughout the entire retail banking division.

The year ended with the development of the provisioning model for mortgage loans, which provided a model of expected losses, regularized standards and improved a set of provisioning models for the segment.

Lastly, the division also created a risk committee, comprised of directors and senior executives that continuously monitor division activities based on the objectives of the bank and the business segment.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis of our loans by type and time remaining to maturity as of December 31, 2012:

	Balance as of December 31, 2012	Due in one month or less	Due after 1 month through 6 months	Due after 6 month through 12 months	Due after 1 year through 3 years	Due after 3 year through 5 years	Due after 5 years	Total
	(in millions of constant Ch$ as of December 31, 2012)
Commercial loans	6,453,176	922,660	1,455,053	1,720,862	865,181	441,561	1,047,859	6,453,176
Foreign trade loans	424,824	132,689	199,187	62,735	20,913	7,116	2,184	424,824
Current account debtors	29,245	23,245	6,000	-	-	-	-	29,245
Factoring operations	87,622	59,278	22,982	2,568	1,507	597	690	87,622
Leasing transactions	341,294	14,473	42,262	45,162	113,575	42,945	82,877	341,294
Other loans and receivables	158,699	5,501	-	-	-	-	153,198	158,699

Subtotals	7,494,860	1,157,846	1,725,484	1,831,327	1,001,176	492,219	1,286,808	7,494,860

Letters of credit loans	87,211	1,350	4,246	5,064	18,909	16,149	41,493	87,211
Endorsable mutual mortgage loans	216,627	42,868	5,542	6,647	26,556	26,298	108,716	216,627
Other mutual mortgage loans	1,186,207	6,330	102,860	31,727	90,005	127,018	828,267	1,186,207
Leasing transactions	61	1	4	4	18	18	16	61
Other loans and receivables	41,869	399	1,038	1,245	4,956	4,901	29,330	41,869

Subtotals	1,531,975	50,948	113,690	44,687	140,444	174,384	1,007,822	1,531,975

Consumer loans	779,735	30,047	32,454	56,171	193,301	280,557	187,205	779,735
Current account debtors	29,398	29,320	14	13	40	11	—	29,398
Credit card debtors	156,939	102,365	36,124	1,349	5,355	5,228	6,518	156,939
Consumer leasing transactions	782	54	211	203	290	24	—	782
Other loans and receivables	109,802	5,374	19,222	21,585	60,380	3,240	1	109,802

Subtotals	1,076,656	167,160	88,025	79,321	259,366	289,060	193,724	1,076,656

Loans and receivables to customers	10,103,491	1,375,954	1,927,199	1,955,335	1,400,986	955,663	2,488,354	10,103,491
Loans and receivables to banks	482,549

Total loans	10,586,040

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Balance as of December 31, 2012
	(in millions of constant Ch$ as of December 31, 2012)
Commercial loans	4,098,575	1,306,742	1,047,859	6,453,176
Foreign trade loans	394,611	28,029	2,184	424,824
Current account debtors	29,245	—	—	29,245
Factoring operations	84,828	2,104	690	87,622
Leasing transactions	101,897	156,520	82,877	341,294
Other loans and receivables	5,501	—	153,198	158,699

Subtotals	4,714,657	1,493,395	1,286,808	7,494,860

Letters of credit loans	10,660	35,058	41,493	87,211
Endorsable mutual mortgage loans	55,057	52,854	108,716	216,627
Other mutual mortgage loans	140,917	217,023	828,267	1,186,207
Leasing transactions	9	36	16	61
Other loans and receivables	2,682	9,857	29,330	41,869

Subtotals	209,325	314,828	1,007,822	1,531,975

Consumer loans	118,672	473,858	187,205	779,735
Current account debtors	29,347	51	—	29,398
Credit card debtors	139,838	10,583	6,518	156,939
Consumer leasing transactions	468	314	—	782
Other loans and receivables	46,181	63,620	1	109,802

Subtotals	334,506	548,426	193,724	1,076,656

Loans and receivables to customers	5,258,488	2,356,649	2,488,354	10,103,491

Loans and receivables to banks				482,549

Total loans				10,586,040

The following table presents the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2012.

As of December 31, 2012
Variable rate
Ch$	773,326
UF	631,059
Ch$ indexed to US$	-
Foreign currency	596,332
Subtotal	2,000,717

Fixed rate
Ch$	401,015
UF	1,404,333
Ch$ indexed to US$	800
Foreign currency	1,038,138
Subtotal	2,844,286

Total	4,845,003

The following table sets forth an analysis of our foreign loans by type and time remaining to maturity as of December 31, 2012:

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total
	(in millions of Ch$)
Commercial loans	13,484	34,166	2,242	49,892
Foreign trade loans	919,402	787,446	472,568	2,179,416

Total	932,886	821,612	474,810	2,229,308

Loans by Economic Activity

The following table sets forth as of the dates indicated, an analysis of our loan portfolio before provisions based on the borrower’s principal business activity:

	Domestic Loans			Foreign Loans as of			Total Loans			Distribution percentage
	as of December 31,
	2010	2011	2012	2010	2011	2012	2010	2011	2012	2010	2011	2012
Manufacturing	441,037	510,232	569,720	2,440	10,525	247,564	443,477	520,757	817,284	8.11%	7.64%	8.09%
Mining and Petroleum	64,229	241,514	244,407	32,069	32,494	112,302	96,298	274,008	356,709	1.76%	4.02%	3.53%
Electricity, Gas and Water	218,569	423,276	237,908	28,954	10,473	179,737	247,523	433,749	417,645	4.53%	6.37%	4.13%
Agriculture and livestock	156,951	193,598	236,327	–	20,053	26,963	156,951	213,651	263,290	2.87%	3.14%	2.61%
Forestry and wood extraction	36,344	39,280	38,836	5,241	–	0	41,585	39,280	38,836	0.76%	0.58%	0.38%
Fishing	58,347	68,395	48,611	–	–	0	58,347	68,395	48,611	1.07%	1.00%	0.48%
Transport and storage	162,175	163,843	153,111	1,062	604	50,871	163,237	164,447	203,982	2.98%	2.41%	2.02%
Communications	43,350	35,867	16,845	–	–	54,137	43,350	35,867	70,982	0.79%	0.53%	0.70%
Construction	457,376	598,671	865,713	–	848	98,660	457,376	599,519	964,373	8.36%	8.80%	9.54%
Commerce	346,426	450,957	519,220	6,422	3,187	395,650	352,848	454,144	914,870	6.45%	6.66%	9.05%
Services	1,896,212	2,041,235	2,861,452	40,038	137,037	228,715	1,936,250	2,178,272	3,090,167	35.40%	31.97%	30.59%
Others	31,999	233,307	223,316	–	–	84,795	31,999	233,307	308,111	0.59%	3.42%	3.05%
Subtotal Commercial Loans	3,913,015	5,000,175	6,015,466	116,226	215,221	1,479,394	4,029,241	5,215,396	7,494,860	73.67%	76.53%	74.18%

Consumer Loans(1)	407,315	423,121	476,275	–	–	600,381	407,315	423,121	1,076,656	7.45%	6.21%	10.66%
Mortgage Loans(1)	1,032,639	1,175,928	1,382,442	–	–	149,533	1,032,639	1,175,928	1,531,975	18.88%	17.26%	15.16%
Total	5,352,969	6,599,224	7,874,183	116,226	215,221	2,229,308	5,469,195	6,814,445	10,103,491	100.00%	100.00%	100.00%

(1)	Figures prepared according to IFRS. We have classified our loan portfolio taking into account the debtor that receives the loan.

Foreign Country Outstanding Loans

Our cross-border outstanding loans are principally trade-related. These loans include loans granted mainly to foreign financial institutions. The table below lists our total amounts outstanding to borrowers in foreign countries as of December 31 of each of the last three years. This table does not include foreign trade-related loans to Chilean borrowers.

	As of December 31
	2010	2011	2012
	(in millions of constant Ch$)
Argentina (1)	117	8,147	7,675
Belgium	10	-	-
Bolivia (1)	25	42	-
Brazil (1)	176	30,135	45,111
Cayman Islands	-	32,397	23,892
China	32,360	27,247	-
Colombia	386	-	1,908,520
Costa Rica	-	-	8,621
Korea	6,111	-	-
Ecuador (1)	211	-	-
England	195	-	7,188
France	2,467	-	-
Germany	1,316	-	-
Japan	-	-	9,545
India	9,019	-	-
Holland	-	24,771	55,999
Luxemburgo			23,989
Mexico			39,827
Panama	-	52,007	-
Peru (1)	2,352	6,412	9,220
Singapore	124	-	-
Spain	17,807	-	35,840
Switzerland	94	20,053	39,975
Taiwan	84	-	-
United States	1,749	14,009	13,906

Total	74,603	215,220	2,229,308

(1)	Foreign loans are mainly interbank or commercial loans.

We also maintain deposits abroad (primarily demand deposits) in foreign banks, as needed to conduct our foreign trade transactions. The table below lists the amounts of foreign deposits by country as of December 31, 2010, 2011 and 2012.

	As of December 31
	2010	2011	2012
	(in millions of constant Ch$)
Australia	40	40	58
Belgium	203	1,548	283
Canada	258	289	385
China	-	-	3
Colombia	-	-	13
Denmark	6	9	12
France	-	-	86,550
Germany	7,061	6,698	1,326
Hong Kong	-	-	48
Italy	80	107	21
Japan	90	37	50,624

Mexico	-	-	15
Norway	202	40	15
Spain	89	174	337
Sweden	4	5	6
Switzerland	107	109	61
United Kingdom	40	196	1,845
United States	67,136	175,023	206,465
Total	75,316	184,275	348,067

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

The following table shows the category of executives that were required to approve secured and unsecured commercial borrowing transactions, according to the credit risk rating of the potential borrower and the Chilean pesos amount of the total customer risk based on exchange rates in effect prior to end of December 2012:

		Risk Category								Substandard or Non- Performing Portfolio
		A1		A2		A3, A4 and A5		A6
Committee		RD + RI	RT	RD + RI	RT	RD + RI	RT	RD + RI	RT	RD + RI	RT
Executive	From	8.000 + $1	12.000 + $1	6.000 + $1	9.000 + $1	3.500 + $1	6.000 + $1	1.500 + $1	2.500 + $1	1.000 + $1	2.000 + $1
Divisional	Up to	8,000	12,000	6,000	9,000	3,500	6,000	1,500	2,500	1,000	2,000
Managers ‘A’	Up to	3,000	4,500	2,500	4,000	2,000	3,000	1,000	1,500	500	750
Managers	Up to	2,100	3,200	1,700	2,600	1,400	2,100	700	1,000	300	500
Level ‘C1’+‘A’	Up to	1,500	2,300	1,200	1,800	1,000	1,500	500	700	250	300
Level A	Up to	1,100	1,700	900	1,400	700	1,100	350	450	200	250
Risks	Up to	1,100	1,700	900	1,400	700	1,100	350	450	200	250
Level ‘C1’+‘B’	Up to	700	1,100	600	900	500	750	250	350	150	200
Sub managers	Up to	600	900	500	700	400	600	200	300	100	150
Level “B”	Up to	350	500	300	450	250	400	150	200	100	150
Level “C1”	Up to	350	500	300	450	250	400	150	200	100	150

The following table details the maximum limits of customer credit risk in Chilean pesos that executives of each category were permitted to approve prior to end of December 2012. This table applies to all potential borrowers with credit risk ratings of 1 to 5 and varies according to whether the customer credit risk is comprised of secured or unsecured obligations.

		Approval limits only for debtors with Risk Category A5 or G2, or Special Surveillance Continue as maximum (1)
Level of Necessary Authority		Risk RD+R1	Total Risk (RD+RI+RR)
Level “C” Executive	Up to	100	150
Level “D” Executive	Up to	60	100
Level “E” Executive	Up to	40	60
Level “F” Executive	Up to	20	30
Level “G” Executive	Up to	10	20
Level “H” Executive	Up to	5	10
Level “I” Executive	Up to	3	6
Level “J” Executive	Up to	2	2
Level “K” Executive	Up to	1	1

(1)

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

Classification of Loan Portfolio

Loans are divided into: (1) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (2) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (3) commercial loans (including all loans other than consumer loans and residential mortgage loans). The models and methods used to classify our loan portfolio and establish credit loss allowances must follow the following guiding principles, which have been approved by our Board of Directors.

Loans Analyzed on an Individual Basis

For individually large loans under IFRS, the Bank uses internal models to assign a risk category level to each customer and their respective loans. We consider the following risk factors: industry or sector in which the customer operates, owners or managers of the customer, customer’s financial situation, its payment capacity and payment history to calculate the estimated incurred loan loss.

Through this categorization, we differentiate the normal loans from the impaired ones.

These are our risk categories:

1. Customers classified in risk categories A1, A2, A3, A4, A5, or A6 are current or have less than 30 days overdue on their payment obligations and show no significant sign of deterioration in their credit quality. Customers classified in risk categories B1, B2, B3 or B4 are overdue between 30 and 89 days on their payment obligations, thus showing a certain level of indication of deterioration in credit quality. B category is different from the A because of a history of late payments.

2. Customers classified as C1, C2, C3, C4, C5,or C6 include clients whose loans with us have been charged off or are being administered by a specialized area.

For loans classified as A1, A2, A3, A4, A5, A6, B1, B2, B3 and B4, we assign a specific allowance percentage on an individual basis to each customer. The amount of the allowance for loan losses is determined based on debt servicing capacity, the company´s financial history, solvency and capacity of shareholders and management and projections for the industry sector in which the customer operates. There is a determined allowance percentage by group of customers with similar characteristics, i.e., A1, A2, A3, A4, A5, A6, B1, B2, B3 and B4).

Estimated Incurred Loan Loss = Allowance for Loan Losses

The estimated incurred loss is determined by multiplying the risk factors as defined in the following equation:

EIL	=	EXP X PNP X SEV
EXP	=	Exposure
PNP	=	Probability of Non-Performance
SEV	=	Severity
EIL	=	Estimated Incurred Loss.

“EIL = Estimated Incurred Loss” means the amount that could be lost in the event a client does not perform the obligations under the loan agreement.

“EXP = Exposure” means the value of the loan (unpaid principal balance).

“PNP = Probability of Non-Performance” means the probability, expressed as a percentage, that a customer will default within the next 12 months. This percentage is associated with the rating that we give to each client, which is determined by analyzing such parameters as debt servicing capacity (including, usually, projected cash flows), the customer’s financial history, the solvency and capacity of shareholders and management of the customer, and projections for the economic sector in which the customer operates.

“SEV = Severity” means the effective loss rate given for default for customer in the same risk category, which is determined statistically based on the historical effective losses.

Every year the PNP and SEV assumptions are evaluated by our Credit Department, which could result in modifications to the PNP and the SEV of a client. These tests focus on the validation of the sufficiency of our allowances, and consist of comparisons between actual write-offs to allowances established by the model, and the coverage of the total allowance to actual write-offs in the most current periods. Individual loan classification and improvements to any customer classification are also presented for approval to our Credit Risk Committee.

Allowances for loan losses for each C risk category are based mainly on the fair value of the collateral, adjusted for the estimated cost to sell (7% on average), of each of these loans. The allowance percentage for each category is then based on the level of collateral, or the expected future cash flow from the loan. Our internal policies obligate us to update appraisals for collateral values every 24 months which does not vary by loan product. This period can be changed if market conditions in general or for a specific sector warrant an adjustment to appraisal value by the Risk Department which updated appraisal information is factored into our provision for loan loss calculations. We make no adjustments between appraisals to account for changes in fair value. A change in appraisal value may change the risk category or profile of a client leading to the establishment of more provisions or the removal of provisions.

As of December 31, 2012, loans classified in the C risk categories had the following allowance for loan losses:

Classification	Allowance percentage	Exposure	Allowance
		(Millions of Ch$)	(Millions of Ch$)
C1	2%	21,617	432
C2	10%	7,282	728
C3	25%	7,472	1,868
C4	40%	3,515	1,406
C5	65%	22,800	14,820
C6	90%	13,941	12,547
Total		76,627	31,801

As of December 31, 2011, loans classified in the C risk categories had the following allowance for loan loss requirement:

Classification	Allowance percentage	Exposure	Allowance
		(Millions of Ch$)	(Millions of Ch$)
C1	2%	57,756	1,155
C2	10%	14,336	1,434
C3	25%	27,064	6,766
C4	40%	26,690	10,676
C5	65%	17,551	11,408
C6	90%	6,738	6,064
Total		150,135	37,503

Models used on Collective Evaluation of Commercial Borrowers of Less than Ch$200 million

There is no difference between our SBIF provision and IFRS provisions for loans collectively evaluated for impairment.

With respect to our portfolio of consumer loans, mortgage loans, and commercial loans under Ch$200,000 million (loans collectively evaluated for impairment (consumer and commercial)), allowances for loan losses are determined by mathematical models. The population is first profiled primarily using the characteristics of payment behavior, aging of the balance of the loan, “probability of default” factors indicating transfer into the normalization portfolio, and socioeconomic status.

Each profile in the commercial loan portfolio has information aggregated by the bank – basically, historical loss experience (less recoveries).

This historical loss experience which represents the derived loan loss allowance percentage is applied by profile to the commercial loan portfolio, taking into consideration, if applicable, any additional factors, such as increase in the unemployment rate in the country, economic downswings, etc. based upon more recent experience, should they affect the level of necessary loan loss reserves.

The profiles in the consumer loan portfolio are based on a wider range of variables than those in the commercial model and the variables are weighted and scored. In the aggregate, the sufficiency of the provision is analyzed first by the number of months coverage of historical write-offs. Should the coverage appear inadequate (either high or low or fluctuating significantly in comparison with previous months), vintage model calculations (where loss models are based on the age of the accounts as formulated by a curve which generally reaches, at an identified point in time, a stabilized loss rate) are performed to determine the appropriate allowance percentages to apply. At a minimum, vintage model analysis is performed every 6 months and the results of such analysis are reported to the Risk Committee.

In contrast to the mathematical models used for provisioning of the commercial and consumer loan portfolio, the provisioning of the mortgage loan portfolio is performed using a statistical model based on the formula SEV x PNP X EXP as explained above in relation to individually significant loans. Segmentation is set up in a different way from the individually significant loans. There are profiles primarily using factors such as demographic characteristics, delinquency, collateral ratio to loan balance and external credit ratings which associated results are “scored” and then assigned to a segment where each has an allowance percentage assigned based on the above formula.

Total Loans – models based on group analysis

	As of December 31, 2010
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Commercial	318,689	11,590	3.6%
Leasing commercial	30,863	524	1.7%
Factoring commercial	6,152	340	5.5%
Consumer	406,610	27,543	6.8%
Leasing consumer	708	3	0.5%
Mortgage	1,032,492	8,936	0.9%
Leasing mortgage	146	–	0.1%

	As of December 31, 2011
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Commercial	392,555	10,708	2.7%
Leasing commercial	29,423	484	1.6%
Factoring commercial	4,598	382	8.3%
Consumer	422,392	22,708	5.4%
Leasing consumer	729	8	1.1%
Mortgage	1,175,790	10,381	0.9%
Leasing mortgage	138	1	1.0%

	As of December 31, 2012
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Commercial	519,565	15,175	2.9%
Leasing commercial	31,519	374	1.2%
Factoring commercial	5,825	223	3.8%
Consumer	1,075,874	24,066	2.2%
Leasing consumer	782	5	0.6%
Mortgage	1,531,914	6,486	0.4%
Leasing mortgage	61	3	4.9%

Consumer Loans – models based on group analysis

	As of December 31, 2010
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Credit cards	54,188	3,059	5.6%
Lines of credit	24,893	338	1.4%
Others revolving	60	4	5.9%
Consumer loans	198,335	9,931	5.0%
Car loans	–	–	–
Student loans	22,520	360	1.6%
Salary discount loans	58,286	1,804	3.1%
Renegotiation	48,018	11,978	24.9%
Others	109	68	62.5%

	As of December 31, 2011
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Credit cards	55,277	1,512	2.7%
Lines of credit	25,453	573	2.3%
Others revolving	43	5	10.6%
Consumer loans	243,793	9,173	3.8%
Student loans	18,268	423	2.3%
Salary discount loans	29,377	1,335	4.5%
Renegotiation	50,022	9,625	19.2%
Others	159	62	39.0%

	As of December 31, 2012
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Credit cards	156,939	2,905	1.9%
Lines of credit	29,398	780	2.7%
Others revolving	27	2	7.6%
Consumer loans	803,718	10,538	1.3%
Student loans	13,705	212	1.5%
Salary discount loans	13,093	642	4.9%
Renegotiation	58,802	8,908	15.1%
Others	192	79	41.2%

With respect to our portfolio of consumer loans and commercial loans under Ch$200,000 million, allowances for loan losses are determined by mathematical models. The population is first profiled primarily using the characteristics of payment behavior, aging of the balance of the loan, “probability of default” factors indicating transfer into the normalization portfolio, and socioeconomic status.

Each profile in the commercial loan portfolio has information aggregated by the bank – basically, historical loss experience (less recoveries).

This historical loss experience which represents the derived loan loss allowance percentage is applied by profile to the commercial loan portfolio, taking into consideration, if applicable, any additional factors, such as increase in the unemployment rate in the country, economic downswings, etc. based upon more recent experience, should they affect the level of necessary loan loss reserves.

The profiles in the consumer loan portfolio are based on a wider range of variables than those in the commercial model and the variables are weighted and scored. In the aggregate, the sufficiency of the provision is analyzed first by the number of months coverage of historical write-offs. Should the coverage appear inadequate (either high or low or fluctuating significantly in comparison with previous months), vintage model calculations (where loss models are based on the age of the accounts as formulated by a curve which generally reaches, at an identified point in time, a stabilized loss rate) are performed to determine the appropriate allowance percentages to apply. At a minimum, vintage model analysis is performed every 6 months and the results of such analysis are reported to the Risk Committee.

Models based on collective analysis for consumer loans and mortgage loans (Retail Banking)

Retail Credit Risk Division

Our Retail Credit Risk Division is responsible for the whole credit cycle management of three business units: Banco Condell (Low income segment (C3-D)), which primarily originates consumer loans, credit cards and a few mortgage loans, SMU Corp S.A. (Private Label Credit Card, mainly for our low income segment C3-D) and Retail Banking for higher income segments (our medium-high income segments (ABC1-C2)), which is primarily unsecured lending, consumer loans, revolving lines of credit, credit cards and mortgage loans.

Our credit risk management segment works to provide our branches with the best and simplest available information and tools to maximize the value of their profits and losses. The credit risk management process is composed of the following:

Credit Initiation

We strive to have in place a high quality underwriting process. An excellence in our credit decision-making process means healthy portfolios with very low early delinquency incident rates and profitable asset portfolios. Our credit initiation process consists of:

•

Credit Initiation Tools.  Credit scoring, credit bureau information (60 months of positive and negative information) check lists to support our credit analysis (a 5 step process), credit policies and daily training.

•

Accountability and Responsibility (tied to incentive plans).  Branch managers know their customers and they are responsible for credit decisions but they must first seek approval with an underwriter (Risk Division). Credit authorization will be delegated based on the results of an internal credit initiation report.

•

Analytical Driven Sales Process.  We know the customers we want and we seek them out. On a monthly basis, our credit division selects names to offer credit cards and revolving credit lines for all segments, current customers or prospective customers.

•

Control Environment.  A four or five month review of accounting records is required to understand sales quality, to assess early delinquency rates and a sales scoring mix is reviewed on a daily basis. Also, branch managers are trained to understand their loan authorization ability (approving credit worthy customers and declining non-credit worthy customers).

Maintenance

We strive to have high market share in the most profitable segments (low-medium risk and medium-high usage) and low market share in the lowest profitable segments (high risk or low usage). The result of which means a higher revenue share. The maintenance process is composed of:

•	Renewals/Non-Renewals (Revolving Products). Renewals and non-renewals are based on customer payment behavior and profitability.
•

Campaigns.  Top-up and cross-selling offers are implemented. On a monthly basis, the Risk Division selects our best customers to offer refinancing options on their current loans. Our goal is to have 100% of a customers’ “share of wallet” in our most profitable segments, which provides us with a healthy balance of investments among the products and services we offer.

Collection

We strive to have in place a high quality collection process, consisting of the right strategy, vendors and products and policies.

•

Collection Strategy.  Our collection strategy is currently based on geographic coverage and delinquency buckets. It includes reporting delinquent customers to the credit bureau (15 days past due). The next steps include customer risk segmentation to define our end-to-end collection strategy (intensity of calls, letters, mms (multimedia messaging), scripts, skip tracing and remedial offers). Our collection strategy is also included in the branch manager’s responsibilities.

•

Vendors.  Our vendors provide cover, benchmarks and sometimes testing (champion/challenger). Also, the continuity of our business plan requires the use of vendors in cases of emergency and union instability, among others.

•	Policies and Products. Rewrites, remedial offers and settlements are made as needed. We must maximize capital recovery.
•	Technology. Our systems, Predictive Dialer and Collection System, are in place.
•	Control Environment. Customer surveys and strong Management Information Systems enable us to have a controlled process.

Write-off Policy, Recovery and Planning

The write-off policy, recovery and planning process consists of:

•	Write-off Policy. Our write-off policy is triggered for an unsecured portfolio at 180 days past due and 4 years for mortgages.
•

Loan Loss Reserve.  History of write-offs and recoveries are used to calculate each portfolio. On a monthly basis a Back Testing Analysis is performed in order to ensure the right coverage, as well as model performance.

Management Information Systems (MIS) and Portfolio Management

We strive to develop strong MIS to understand our portfolio performance in real time. The MIS and Portfolio Management processes consist of:

•

MIS.  Reports are prepared to understand the credit portfolio behavior by main segmentations (sales quality, by sales channel, scoring, type of customer, location (branch), products and loan to value (for mortgages), etc.). Also, the Risk Credit Division has the capability to enhance the scope of any analysis if necessary.

•

Sales Indicators.  Sales indicators include total applications, approvals and denials, scoring mix, approval rates, through the door analysis and vintage coincidence, among others (30+, 60+, 90+, write-off and recovery).

•

Portfolio Review Indicators.  Portfolio review indicators include delinquencies by bucket, net flows (roll forward, roll back, stay), is-was analysis, gross write-off, recoveries, net credit losses, charge off, vintage analysis, rewrite of sales, payments, pre-payments and refinance rate, etc.

•	Portfolio Management. Periodic review against budgets and forecasts in order to adjust and make decisions, if necessary.

Analysis of our Loan Classification

The following tables provide statistical data regarding the classification of our loans as of the end of each of the five years, applying the classification explained in prior pages:

2008
	Individually Evaluated for Impairment						Collectively Evaluated for Impairment

	A1	A2	A3	B1	B2	B3	C	Impaired	Total	Normal	Impaired	Total	General Total

	(in millions of Ch$)
Loans and receivable to banks	20,005	-	-	17,691	-	-	-	-	37,696	-	-	-	-
Loans and receivable to customers
Commercial loans
General commercial loans	-	36,230	1,142,273	844,734	423,950	-	-	115,919	2,563,106	228,848	37,266	266,114	2,829,220
Foreign trade loans	-	-	162,114	111,366	116,613	-	-	58,058	448,151	13,898	1,063	14,961	463,112
Lines of credit and overdrafts	-	5	31,350	9,155	12,271	-	-	1,570	54,351	27,887	1,769	29,656	84,007
Factored receivables	-	-	-	-	-	-	-	-	-	49,668	4,665	54,333	54,333
Leasing contracts	-	23,579	29,962	95,434	120,684	-	-	16,535	286,194	29,230	9,749	38,979	325,173
Other outstanding loan	-	-	-	26	273	-	-	236	535	1,508	263	1,771	2,306

Subtotal commercial loans	-	59,814	1,365,699	1,060,715	673,791	-	-	192,318	3,352,337	351,039	54,775	405,814	3,758,151
Consumer loans	-	-	-	-	-	-	-	-	-	472,993	33,122	506,115	506,115
Mortgage loans	-	-	-	-	-	-	-	-	-	667,506	24,728	692,234	692,234

Total loans and receivable to customers	-	59,814	1,365,699	1,060,715	673,791	-	-	192,318	3,32,337	1,491,538	112,625	1,604,163	4,956,500
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-	-

2009
	Individual Portfolio						Group Portfolio

	A1	A2	A3	B1	B2	B3	C	Impaired	Total	Normal	Impaired	Total	General Total

	(in millions of Ch$)
Loans and receivable to banks	72,636	9,524	4,066	-	-	-	-	-	86,226	-	-	-	86,226
Loans and receivable to customers
Commercial loans
General commercial loans	9,005	24,269	1,301,811	891,532	503,887	-	-	115,919	2,846,023	248,326	49,867	298,193	3,144,216
Foreign trade loans	-	-	57,910	47,411	45,758	-	-	68,736	219,815	12,603	1,059	13,662	233,477
Lines of credit and overdrafts	-	-	1,724	5,879	11,431	-	-	1,466	20,500	25,831	1,990	27,821	48,321
Factored receivables	-	-	-	-	-	-	-	-	-	50,034	3,514	53,548	53,548
Leasing contracts	-	22,435	27,013	82,705	103,085	-	-	23,554	258,792	29,733	7,332	37,065	295,857
Other outstanding loan	-	-	157	114	210	-	-	18	499	853	99	952	1,451

Subtotal commercial loans	9,005	46,704	1,388,615	1,027,641	664,371	-	-	209,293	3,345,629	367,380	63,861	431,241	3,776,870
Consumer loans	-	-	-	-	-	-	-	-	-	399,344	28,707	428,051	428,051
Mortgage loans	-	-	-	-	-	-	-	-	-	778,143	28,592	806,735	806,735

Total loans and receivable to customers	9,005	46,704	1,388,615	1,027,641	664,371	-	-	209,293	3,345,629	1,544,867	121,160	1,666,027	5,011,656
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-	-

2010
	Individual Portfolio							Group Portfolio

	A1	A2	A3	B1	B2	B3	C	Impaired	Total	Normal	Impaired	Total	General Total

	(in millions of Ch$)
Loans and receivable to banks	8,604	-	41,920	12,857	777	-	-	29	64,187	-	-	-	64,187
Loans and receivable to customers
Commercial loans
General commercial loans	76,742	38,027	1,239,111	897,967	727,483	-	-	115,575	3,094,905	205,482	67,104	272,586	3,367,491
Foreign trade loans	-	-	48,093	72,944	69,549	-	-	51,998	242,584	17,063	1,329	18,392	260,976
Lines of credit and overdrafts	-	-	1,044	5,691	17,652	-	-	1,133	25,520	21,069	5,773	26,842	52,362
Factored receivables	461	-	16,871	9,360	32,156	-	-	1,615	60,463	4,354	1,799	6,153	66,616
Leasing contracts	-	22,349	18,569	61,219	117,040	-	-	30,495	249,672	20,174	10,689	30,863	280,535
Other outstanding loan	-	-	73	40	267	-	-	12	392	833	36	869	1,261

Subtotal commercial loans	77,203	60,376	1,323,761	1,047,221	964,147	-	-	200,828	3,673,536	268,975	86,730	355,705	4,029,241
Consumer loans	-	-	-	-	-	-	-	-	-	381,235	26,080	407,315	407,315
Mortgage loans	-	-	-	-	-	-	-	-	-	999,636	33,033	1,032,639	1,032,639

Total loans and receivable to customers	77,203	60,376	1,323,761	1,047,221	964,147	-	-	200,828	3,673,536	1,649,846	145,813	1,795,659	5,469,195
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-	-

2011
	Individual Portfolio
	Normal Portfolio									Impaired Portfolio

	A1	A2	A3	A4	A5	A6	B1	B2	Total	B3	B4	C1	C2	C3	C4	C5	C6	Total	Total

	(in millions of Ch$)
Loans and receivable to banks	200,028	36,851	67,701	42	-	-	-	-	304,622	-	-	-	-	-	-	-	-	-	304,622
Loans and receivable to customers
Commercial loans
General commercial loans	236,229	1,002,989	1,227,123	1,039,390	439,597	9,011	14,203	4,594	3,973,136	2,554	619	27,711	7,153	7,467	9,679	11,747	6,244	73,174	4,036,310
Foreign trade loans	-	53,245	93,925	144,847	36,568	7,432	357	-	336,374	-	-	2,857	990	18,618	15,907	3,749	69	42,190	378,564
Current account debtors	-	1,299	5,526	245	1,066	1	49	4	8,190	-	-	72	43	-	-	9	11	135	8,325
Factored receivables	-	8,755	28,677	36,988	15,308	290	54	-	90,072	95	129	105	-	-	-	27	-	356	90,428
Leasing contracts	-	11,495	16,698	106,405	89,018	592	2,439	-	226,647	-	-	27,010	6,142	979	1,099	2,015	410	37,655	264,302
Other outstanding loan	-	171	42	519	125	12	-	2	871	1	-	1	7	-	5	4	4	22	893

Subtotal commercial loans	236,229	1,077,954	1,371,991	1,328,394	581,682	17,338	17,102	4,600	4,635,290	2,650	748	57,756	14,335	27,064	26,690	17,551	6,738	153,532	4,788,822
Consumer loans		-	-				-	-	-	-									-
Mortgage loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Total loans and receivable to customers	236,229	1,077,954	1,371,991	1,328,394	581,682	17,338	17,102	4,600	4,635,290	2,650	748	57,756	14,335	27,064	26,690	17,551	6,738		4,788,822
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-

2011
	Group Portfolio
	Normal Portfolio	Impaired Portfolio	Total	General Total

	(in millions of Ch$)
Loans and receivable to banks	-	-	-	304,622
Loans and receivable to customers
Commercial loans
General commercial loans	231,295	68,126	299,421	4,345,731
Foreign trade loans	8,151	2,266	10,417	388,981
Current account debtors	4,008	1,166	5,174	13,499
Factored receivables	2,647	1,951	4,598	95,026
Leasing contracts	19,428	9,996	29,424	293,726
Other outstanding loan	77,281	259	77,540	78,433

Subtotal commercial loans	342,810	83,764	426,574	5,215,396
Consumer loans	398,365	24,756	423,121	423,121
Mortgage loans	1,141,396	34,532	1,175,928	1,175,928

Total loans and receivable to customers	1,882,571	143,053	2,025,624	6,814,446
Financial investments	-	-	-	-

2012
	Individual Portfolio
	Normal Portfolio									Impaired Portfolio

	A1	A2	A3	A4	A5	A6	B1	B2	Total	B3	B4	C1	C2	C3	C4	C5	C6	Total	Total

	(in millions of Ch$)
Loans and receivable to banks	463,159	9,080	10,310	-	-	-	-	-	482,549	-	-	-	-	-	-	-	-	-	482,549
Loans and receivable to customers
Commercial loans
General commercial loans	127,381	1,068,995	1,548,114	1,967,759	911,992	36,551	61,696	22,809	5,745,297	4,625	16,253	16,160	6,215	7,069	2,553	13,991	11,312	78,178	5,823,475
Foreign trade loans	-	18,758	162,015	132,106	39,748	20,515	23,009	2,856	399,007	-	8,737	347	91	-	-	8,216	645	18,036	417,043
Current account debtors	-	492	6,336	11,285	2,530	126	100	44	20,913	10	97	13	6	-	-	-	60	186	21,099
Factored receivables	-	-	19,817	36,031	23,673	1,505	415	35	81,476	29	76	101	-	-	-	-	116	322	81,798
Leasing contracts	-	5,455	19,130	123,453	111,864	10,336	20,683	218	291,139	1,124	8,505	4,582	958	402	912	534	1,619	18,636	309,775
Other outstanding loan	-	234	358	2,026	392	51	16	2	3,079	3	96	414	13	-	51	59	190	826	3,905

Subtotal commercial loans	127,381	1,093,934	1,755,770	2,272,660	1,090,199	69,084	105,919	25,964	6,540,911	5,791	33,764	21,617	7,283	7,471	3,516	22,800	13,942	116,184	6,657,095
Consumer loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mortgage loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Total loans and receivable to customers	127,381	1,093,934	1,755,770	2,272,660	1,090,199	69,084	105,919	25,964	6,540,911	5,791	33,764	21,617	7,283	7,471	3,516	22,800	13,942	116,184	6,657,095
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

2012
	Group Portfolio
	Normal Portfolio	Impaired Portfolio	Total	General Total

	(in millions of Ch$)
Loans and receivable to banks	-	-	-	482,549
Loans and receivable to customers
Commercial loans
General commercial loans	591,842	37,859	629,701	6,453,176
Foreign trade loans	7,524	257	7,781	424,824
Current account debtors	7,885	261	8,146	29,245
Factored receivables	5,631	193	5,824	87,622
Leasing contracts	30,208	1,311	31,519	341,294
Other outstanding loan	154,508	286	154,794	158,699

Subtotal commercial loans	797,598	40,167	837,765	7,494,860
Consumer loans	1,043,027	33,629	1,076,656	1,076,656
Mortgage loans	1,499,243	32,732	1,531,975	1,531,975

Total loans and receivable to customers	3,339,868	106,528	3,446,396	10,103,491
Financial investments	-	-	-	-

The following table sets forth our allowances for loan losses:

	As of December 31,
	2010	2011	2012
	(in millions of Ch$ except for percentages)
Required allowances	104,215	102,500	109,601
Voluntary allowances	-	-	-
Total allowances for loan losses	104,215	102,500	109,601
Total loan allowances as a percentage of total loans	1.9%	1.5%	1.1%
Total loans	5,469,195	6,814,445	10,103,491

Classification of Loan Portfolio Based on the Customer’s Payment Performance

The following tables set forth the amounts that are current as to payments of principal and interest and the amounts that are overdue under IFRS, as of the dates indicated:

Domestic Loans

	As of December 31,
	2008	2009	2010	2011	2012
	(in millions of Ch$)
Current	4,811,415	4,892,417	5,290,096	6,532,592	7,786,077
Overdue 1-29 days	11,705	7,087	7,832	9,046	31,530
Overdue 30-89 days	34,543	9,512	8,190	11,207	13,622
Overdue 90 days or more (“past due”)	38,646	41,672	46,851	46,379	42,954
Total loans	4,896,309	4,950,688	5,352,969	6,599,224	7,874,183

Foreign Loans

	As of December 31,
	2008	2009	2010	2011	2012
	(in millions of Ch$)
Current	60,191	60,968	116,226	215,221	2,209,789
Overdue 1-29 days	-	-	-	-	9,486
Overdue 30-89 days	-	-	-	-	1,715
Overdue 90 days or more (“past due”)	-	-	-	-	8,318
Total loans	60,191	60,968	116,226	215,221	2,229,308

Total Loans

	As of December 31,
	2008	2009	2010	2011	2012
	(in millions of Ch$ except for percentages)
Current	4,871,606	4,953,385	5,406,322	6,747,813	9,995,866
Overdue 1-29 days	11,705	7,087	7,832	9,046	41,016
Overdue 30-89 days	34,543	9,512	8,190	11,207	15,337
Overdue 90 days or more (“past due”)	38,646	41,672	46,851	46,379	51,272
Total loans	4,956,500	5,011,656	5,469,195	6,814,445	10,103,491
Overdue loans expressed as a percentage of total loans	1.7%	1.2%	1.1%	1.0%	1.1%
Past due loans as a percentage of total loans	0.8%	0.8%	0.9%	0.7%	0.5%

(1)	Past due loans include all installments and lines of credit more than 90 days overdue. Does not include the aggregate principal amount of such loans.
(2)	Overdue loans consist of all non-current loans (loans to customers).

Analysis of Impaired Loans and Amounts Past Due

The following tables analyze our impaired loans and past due loans and the allowances for loan losses existing as of the dates indicated:

	As of December 31,
	2008	2009	2010	2011	2012
	(in millions of Ch$ except for percentages)
Total loans	4,956,500	5,011,656	5,469,195	6,814,445	10,103,491
Impaired loans(1)	304,943	330,453	346,641	296,584	222,712
Allowance for loan losses	75,487	99,264	104,215	102,500	109,601
Impaired loans as a percentage of total loans	6.2%	6.6%	6.3%	4.4%	2.2%

Amounts past due (2)	38,646	41,672	46,851	46,379	51,272
To the extent secured (3)	20,642	25,934	22,773	18,849	31,324
To the extent unsecured	18,004	15,738	24,078	27,530	19,948

Amounts past due as a percentage of
Total loans	0.8%	0.8%	0.9%	0.7%	0.5%
To the extent secured (3)	0.4%	0.5%	0.4%	0.3%	0.3%
To the extent unsecured	0.4%	0.3%	0.4%	0.4%	0.2%

Non-performing loans(4)	131,117	93,751	111,421	107,978	117,937
Non-performing loans as a percentage of total loans	2.6%	1.9%	2.0%	1.6%	1.2%

Allowance for loans losses as a percentage of:
Total loans	1.5%	2.0%	1.9%	1.5%	1.1%
Total impaired loans	24.8%	30.0%	30.1%	34.6%	49.2%
Total amounts past due	195.3%	238.2%	222.4%	221.0%	213.8%
Total amounts past due-unsecured	419.3%	630.7%	432.8%	372.3%	549.4%

(1)	Impaired loans include those loans on which there is objective evidence that debtors will not meet some of their contractual payment obligations.
(2)	Past due loans include all installments and lines of credit more than 90 days overdue. Does not include the aggregate principal amount of such loans.
(3)

Security generally consists of mortgages on real estate (i.e., urban and rural properties, agricultural lands, maritime vessels and aircraft, mineral rights and other assets) and liens (i.e., inventories, agricultural goods, industrial goods, plantations and other property pledged as security).

(4)	Non-performing loans include the principal and accrued interest on any loan with one installment more than 90 days overdue.

The following table provides further information on our past due loans:

	As of December 31,
	2008	2009	2010	2011	2012
	(in millions of Ch$)
Overdue 90 days or more (“Past Due”)	38,646	41,672	46,851	46,379	51,272
Domestic Loans	38,646	41,672	46,851	46,379	42,954
Foreign Loans	-	-	-	-	8,318
Total Loans	38,646	41,672	46,851	46,379	51,272
Amounts Past Due (1)
To the extent secured (2)	20,642	25,934	22,773	18,849	31,324
To the extent unsecured	18,004	15,738	24,078	27,530	19,948

As of December 31, 2012	Between 90- 180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Loans and receivables to customers
Commercial Loans	9,064	7,756	6,475	18,496	41,791
Mortgages Loans	1,802	221	455	2,542	5,020
Consumer Loans	4,461	-	-	-	4,461
Total	15,327	7,977	6,930	21,038	51,272

As of December 31, 2011	Between 90- 180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Loans and receivables to customers
Commercial Loans	10,584	3,560	5,715	18,467	38,326
Mortgages Loans	4,741	199	289	745	5,974
Consumer Loans	2,079	-	-	-	2,079
Total	17,404	3,759	6,003	19,213	46,379

As of December 31, 2010	Between 90- 180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Loans and receivables to customers
Commercial Loans	6,147	1,930	11,703	17,853	37,633
Mortgages Loans	1,446	321	457	4,487	6,711
Consumer Loans	2,507	-	-	-	2,507
Total	10,100	2,251	12,160	22,340	46,851

As of December 31, 2009	Between 90- 180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Loans and receivables to customers
Commercial Loans	6,090	3,895	6,834	14,566	31,385
Mortgages Loans	1,560	243	688	4,545	7,036
Consumer Loans	3,251	-	-	-	3,251
Total	10,901	4,138	7,522	19,111	41,672

As of December 31, 2008	Between 90- 180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Loans and receivables to customers
Commercial Loans	923	10,293	4,245	12,146	69,097
Mortgages Loans	1,041	507	973	3,456	6,504
Consumer Loans	5,143	-	-	-	9,292
Total	7,107	10,800	5,218	15,602	84,893

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

Analysis of Allowances for Loan Losses

The following table analyzes our provisions for loan losses charged to income and changes in the allowances attributable to write-offs, allowances released, recoveries, allowances on loans acquired:

	As of December 31,
	2008	2009	2010	2011	2012
	(in millions of Ch$ except for percentages)
Allowances for loan losses at beginning of period	54,944	75,487	99,264	104,215	102,500
Allowances on acquired loans
Charge-offs	(45,939)	(60,772)	(61,926)	(54,434)	(59,619)
Provisions established	75,030	104,318	93,145	94,170	119,467
Provisions released (1)	(8,548)	(19,769)	(26,268)	(41,451)	(52,682)
Exchange rate difference (2)	-	-	-	-	(65)

Allowances for loan losses at end of period	75,487	99,264	104,215	102,500	109,601

Ratio of charge-offs to average loans	1.0%	1.3%	1.2%	0.9%	0.6%
Allowances for loan losses at end of period as a percentage of total loans	1.5%	2.0%	1.9%	1.5%	1.1%
Allowances for loan losses at end of period	75,487	99,264	104,215	102,500	109,601

(1)

Represents the aggregate amount of provisions for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.

(2)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant Chilean pesos as of December 31, 2012.

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

	As of December 31,
	2008	2009	2010	2011	2012
	(in millions of Ch$ )
Consumer loans	39,296	51,412	45,645	31,676	38,764
Mortgage loans	493	524	537	1,782	3,907
Commercial loans	6.150	8,836	15,744	20,976	16,948

Total	45,939	60,772	61,926	54,434	59,619

The following table shows loan loss recoveries by loan category for the periods indicated:

	As of December 31,
	2008	2009	2010	2011	2012
	(in millions of Ch$ )
Bank debt	–	–	–	19	–
Consumer loans	9,143	11,329	11,893	9,598	10,014
Mortgage loans	285	111	90	574	1,039
Commercial loans	1,607	1,776	2,726	1,787	3,824

Total	11,035	13,216	14,709	11,978	14,877

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

Allocation of Allowances for Loan Losses

The following tables set forth, as of December 31 for each of the last three years, the proportions of our required minimum allowances for loan losses that were attributable to our commercial, consumer and mortgage loans as of each such date. Under IFRS, the reasonable value of the loans should be shown net of the credit risk provisions associated therewith. However, as of the date of the Banco Santander Colombia Acquisition, the reasonable value of such credit risk provisions, which increased to Ch$57,108 million, is required to be disclosed separately as provided by the Compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales). Therefore, the risk indexes shown below take into account such adjustment of Ch$57,108 million.

	As of December 31, 2012
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans(1)	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)
Commercial loans	79,041	1.1%	0.7%	70.8%
Consumer loans	24,071	2.2%	0.2%	10.2%
Mortgage loans	6,489	0.4%	0.1%	14.5%
Loans and receivables to banks	178	0.0%	0.0%	4.6%
Total allocated allowances	109,779	1.0%	1.0%	100.0%

	As of December 31, 2011
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans(1)	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)
Commercial loans	69,401	1.3%	1.0%	73.3%
Consumer loans	22,716	5.4%	0.3%	5.9%
Mortgage loans	10,383	0.9%	0.1%	16.5%
Loans and receivables to banks	524	0.2%	0.0%	4.3%
Total allocated allowances	103,024	1.4%	1.4%	100.0%

	As of December 31, 2010
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans(1)	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)
Commercial loans	67,706	1.7%	1.2%	72.7%
Consumer loans	27,572	6.8%	0.5%	7.4%
Mortgage loans	8,937	0.9%	0.2%	18.7%
Loans and receivables to banks	189	0.3%	0.0%	1.2%
Total allocated allowances	104,404	1.9%	1.9%	100.0%

(1)	Based on our loan classification, for the purpose of determining the allowance for loan losses.

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2010, 2011 and 2012.

	As of December 31,
	2010	2011	2012
	(in millions of Ch$)
Checking accounts	405,301	467,506	839,588
Other demand liabilities	200,770	206,554	273,087
Savings accounts	8,666	8,707	390,570
Time deposits	3,691,788	4,806,608	7,248,774
Other commitments	5,993	17,723	43,331

Total	4,312,518	5,507,098	8,795,350

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2012, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the CPI.

	As of December 31, 2012
	Ch$	UF	Foreign Currency	Total
	(in millions of Ch$ except for percentages)
Demand deposits
Savings accounts	13.54	0.81	15.74	13.14
Time deposits:	-	1.09	13.98	4.44
Maturing within 3 months	62.71	32.73	36.29	51.95
Maturing after 3 but within 6 months	11.63	35.14	6.54	12.04
Maturing after 6 but within 12 months	11.40	17.57	12.87	12.38
Maturing after 12 months	0.72	12.66	14.58	6.04

Total time deposits	86.46	98.11	70.28	82.42

Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2012.

	As of December 31, 2012
	Ch$	UF	Foreign Currency	Total
	(in millions of Ch$)
Maturing within 3 months	2,957,120	242,876	961,474	4,161,470
Maturing after 3 but within 6 months	613,346	260,858	172,203	1,046,407
Maturing after 6 but within 12 months	601,041	130,398	333,136	1,064,575
Maturing after 12 months	37,985	94,473	395,844	528,302

Total time deposits	4,209,492	728,605	1,862,657	6,800,754

Minimum Capital Requirements

As of December 31, 2010, 2011 and 2012 the table sets forth our minimum capital requirements set as follows:

	As of December 31,
	2010	2011	2012
	(in millions of Ch$ except for percentages)
Net capital base	549,314	739,793	954,157
3% total assets net of provisions	(229,026)	(298,327)	(446,322)

Excess over minimum required equity	320,288	441,446	507,835

Net capital base as a percentage of the total assets, net of provisions	7.19%	7.44%	6.41%

Effective net equity	801,412	1,118,908	1,282,414
8% of the risk-weighted assets	(477,861)	(611,482)	(919,637)

Excess over minimum required equity	323,550	507,426	362,777

Effective net equity as a percentage of the risk-weighted assets	13.42%	14.64%	11.16%

Short-term Borrowings

Our short-term borrowings (other than deposits and other obligations) totaled Ch$357,687 million, Ch$314,603 million and Ch$798,728 million as of December 31, 2010, 2011 and 2012, respectively, in accordance with IFRS.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements. The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each such period by type of short-term borrowing.

	As of and for the Year Ended December 31,
	2010		2011		2012
	Year End Balance	Weighted Average Nominal Interest Rate	Year End Balance	Weighted Average Nominal Interest Rate	Year End Balance	Weighted Average Nominal Interest Rate
	(in millions of Ch$ except for percentages)
Investments under repurchase agreements	189,350	1.2%	70,014	1.45%	124,597	0.36%
Central Bank borrowings	-	-	60,535	0.38%	133,124	0.15%
Domestic interbank loans	43,141	0.8%	511	0.00%	-	0.00%
Borrowings under foreign trade credit lines	125,196	1.0%	183,543	1.96%	541,007	0.51%
Total short-term borrowings	357,687	1.1%	314,603	1.54%	798,728	0.43%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	2010		2011		2012
	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate
	(in millions of Ch$ except for percentages)
Investments under repurchase agreements	424,297	1.2%	154,371	0.66%	327,641	0.14%
Central Bank borrowing	1,274	0.2%	9,278	2.51%	16,652	1.18%
Domestic interbank loans	39,364	2.5%	12,450	0.00%	3,167	0.00%
Subtotal	464,935	1.3%	176,100		347,460
Borrowings under foreign trade credit lines	82,809	2.2%	172,047	2.09%	504,009	0.55%

Total short-term borrowings	547,744	1.4%	348,147	2.05%	851,468	0.80%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2010 Month-End Balance	Maximum 2011 Month-End Balance	Maximum 2012 Month-End Balance
	(in millions of Ch$)
Investments under repurchase agreements	650,853	138,212	133,124
Central Bank borrowings	113,941	267,595	721,251
Domestic interbank loans	114,096	114,512	1,433
Borrowings under foreign trade credit lines	518,660	663,115	1,001,936
Other obligations	28,563	23,767	20,742

C.	ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our principal subsidiaries, as of the date of this Annual Report.

For more information about the services our subsidiaries and our New York Branch provide see “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Non-Banking Financial Services Offered through Subsidiaries”.

D.	PROPERTY

Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile since 2007. As of December 31, 2012, we owned 52 of the 209 properties where our branches were located. The remaining 156 branch locations were leased. Total branch space as of December 31, 2012 was approximately 69,627 square meters (749,458.8 square feet). Our branches are located throughout Chile, including the Santiago metropolitan region, and Colombia, including in the cities of Bogotá, Medellín, Cali, Bucaramanga and Barranquilla.

ITEM 4A.            UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements, together with the notes thereto, included elsewhere in this Annual Report, and in conjunction with the information included under “Item 3A. Selected Financial Data” and “Item 4B. Business Overview – Selected Statistical Information”. Our consolidated annual financial statements as of December 31, 2010, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 have been prepared in accordance with IFRS. Our consolidated results of operations for periods ended December 31, 2012 and thereafter are not comparable to our consolidated results for the respective periods ended prior to that date because of the consolidation of CorpBanca Colombia and CIT Colombia as a result of our acquisition of these companies in 2012. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Information” and “Item 3D. Risk Factors.”

INTRODUCTION

We are a banking corporation organized under the laws of Chile. Our common shares are listed on the Santiago Stock Exchange and our ADSs are listed on the NYSE. We are regulated by the SBIF. We offer general commercial and consumer banking services and provide other services, including factoring, collection, leasing, securities and insurance brokerage, asset management and investment banking.

The following classification of revenues and expenses is based on our consolidated financial statements:

Revenues

We have three main sources of revenues, which include both cash and non-cash items:

Interest income

We earn interest income from our interest-earning assets, which are mainly represented by loans to customers.

Fees and income from services

We earn service fee and commission revenues related to checking accounts, loans, mutual funds, credit cards and other financial services.

Other income

We earn income relating to changes in the fair value of our securities portfolio, other trading activities and foreign exchange transactions.

Expenses

Our main expenses, which include both cash and non-cash items, are:

Interest expense

We incur interest expense on our interest bearing liabilities, such as deposits, short-term borrowings and long-term debt.

Provisions for loan losses

We establish provisions for loan losses in accordance with SBIF regulations based on the size of our loan portfolio and our expectations regarding the ability of our customers to repay their loans.

Other expenses

We incur expenses relating to salaries and benefits, administrative expenses and other non-interest expenses.

THE ECONOMY

Primary Markets in which we Operate

A majority of our investments are located in Chile and Colombia. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile and Colombia.

Developments in the Chilean economy

Chile experienced profound economic reforms during the 1970s and 1980s. The Chilean economy grew at rates averaging more than 7% per annum from 1985 until the onset of the Asian economic crisis in 1997. The average rate of growth from 1998 to 2006 stagnated to only 3.6% and showed a period of higher growth in 2007 with a rate of 5.1%. In 2008, this rate slowed to 3.5% as a worldwide recession hit many developed nations. The 2008 global financial crisis and the ensuing liquidity crisis and fear of further bank failures unleashed an accelerated reduction in indebtedness within the global financial system, with massive liquidations of assets and costly attempts to recapitalize banks, both in the United States and Europe.

Chile began to experience the impact of these negative global conditions towards the end of 2008, principally in the form of write-downs of local assets, a deceleration in the margin of some activity indicators and a moderation in the strong inflationary pressure felt during the first three quarters of 2008. First, the global fall in demand for riskier financial assets was reflected internally in a decrease in the value of local assets (more than 20% if measured in local currency) and the depreciation of the Chilean peso with respect to the U.S. dollar (also approximately 20%). During the second half of 2008, the local economy performed worse overall than in the first half of the year, driven by deceleration of non-tradable goods sectors (construction, commerce and services), which were not offset by positive performances in the energy sector, explained by greater availability of water for generating electricity, and the telecommunications sector, because of increases in broadband access. According to the Central Bank of Chile, copper prices increased from US$1.4 to US$3.3 as of December 31, 2008 and 2009, respectively. The high copper prices in prior years and the ability of the government to save these revenues produced significant solvency in external accounts, playing an important role for the funding of future fiscal stimulus packages.

As for inflation, the first three quarters of 2008 were characterized by significant absorption of external inflation, which caused domestic prices to rise. This resulted in high local inflation figures that, as of October 2008, showed a nearly 10% variation over the prior twelve months, far exceeding the goal of 3% established by local monetary authorities (as of December 2008, inflation reached 7.1%). In this highly inflationary environment, the Central Bank of Chile decided to act by successively increasing the monetary policy rate during the year. Thus, the monetary rate that began the year at 6% reached approximately 8.3% by September 2008 and closed the year at the same level. Nevertheless, at year end the international value of some energy-related commodities dropped, which lowered inflation for the last quarter, with 2008 accumulated inflation of approximately 7.1% is significantly lower than previously forecasted figures.

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

During the third quarter of 2009, the global economy began on a path towards recovery, particularly in developed economies with large industrial sectors. Asian countries, such as China, and some South American countries began to exhibit fast growth rates in manufacturing production. This growth in manufacturing production reversed the course of a decrease in the volume of commercial goods produced around the world. However, the growth in the third quarter of 2009 was in large part the result of specific stimulus packages initiated by governments around the world, whereby the governments heavily increased their spending to compensate for the shrinking demand in the private sector. Nevertheless, the more developed economies experienced a seemingly stable recovery due to the lingering influence of uncertainty in the financial markets. As a result, the labor markets in several countries suffered and many consumption based economies began some form of debt reduction processes.

During 2009, the Chilean GDP decreased by 1.7%, which is the worst decrease in GDP since the 1980’s. In Chile, the labor market was the sector that was impacted the most with the unemployment rate reported to have reached a peak of 10.8% in the third quarter of 2009. As a result of a fall in the price of goods and the appreciation of the US dollar, Chile experienced deflation for the first time in 74 years. Specifically, Chile had a deflation rate of (1.4%). As a result, the Central Bank of Chile’s monetary rate reached a historic low of 0.5%, which remained as such throughout 2009. In addition, the Central Bank of Chile adopted non-traditional monetary policies such as establishing a liquidity fund for banks to utilize to finance plant maintenance programs. Towards the end of 2009, the weakening of the US dollar and the stable rise in the price of copper helped appreciate the Chilean peso.

During 2010, Chile experienced a notable economic recovery. After the 1.7% decrease in GDP during 2009, the Chilean economy grew 5% in 2010. Domestic demand increased 13.6% in 2010. The unemployment rate returned to pre-crisis levels and the inflation rate decreased to 3% at year end. The Chilean peso appreciated 8% against the U.S. Dollar as a result of the improvement of the Chilean economy and the rise in the price of copper. A 47% increase in the price of copper during 2010 was the main factor in Chile’s positive performance. The increase in copper prices is also largely responsible for the appreciation in the value of the Chilean peso. In line with the recovery of economic activity and employment, a strong credit recovery was observed throughout 2010. The recovery of conditions for extending credit, as shown in the surveys conducted by the Central Bank of Chile, contributed to this strong performance. According to the Central Bank of Chile’s national accounts, investment has played a key role in this positive economic development, with investment growth of 12.2% in 2010. The Chilean government ended 2010 with a moderate surplus as a result of increased revenue (particularly from taxes on copper) and lower spending than budgeted (about 4% instead of 9%).

During 2011, the Chilean real GDP grew by 6%, internal demand increased 9.3%, private investment increased 15.7%, and private consumption increased 9%. The increase in real GDP was greater than projected by market consensus. Unemployment also decreased, from 8.3% in 2010 to 7.2% in 2011. Part of this growth can be explained by the strong rebound in economic activity compared to a weaker first half of 2010 that was negatively affected by the February 2010 earthquake and tsunami. The growth in the Chilean economy during 2011 was highlighted by a strong contribution from construction, retail and other service industry sectors. Nevertheless, the industrial products and mining industries continued to experience anemic growth due to their dependence on external factors. Yet, in 2011, Chile experienced an increase in the local mining industry with major investment projects in the north of Chile. According to the Central Bank of Chile’s national accounts, investment has played a key role in this positive economic development, with investment growth of 17.6% in 2011.

During 2012, the Chilean real GDP grew by 5.6%, internal demand increased 7.1%, private investment increased 12.3%, and private consumption increased 6.1%. The increase in real GDP was greater than projected by market consensus. Unemployment also decreased, from 7.2% in 2011 to 6.5% in 2012. According to the Central Bank of Chile’s national accounts, investment has played a key role in this positive economic development, with investment growth of 12.3% in 2012. Current international economic conditions have affected the Chilean economy. For example, the Chilean economy is experiencing decreases of its exports, especially to Europe, which has seen on average a 43% nominal decline in exports during 2012. The expanding monetary policy in the developed markets, however, has contributed to the increase in foreign direct investments substantially. Foreign direct investments reached a historical record of US$30,323 million in 2012, up 32.3% from the previous year. This increase in foreign direct investments, together with consumption, has also supported economic growth. Private consumption expansion has been substantially supported by durable goods, which increased 12.8% in 2012. This increase can be explained, in part, by a weak US dollar resulting from the expanding monetary policy pursued by the US Federal Reserve.

Through our acquisition of CorpBanca Colombia, our operations in Chile accounted for 75.6% of our gross operational margin for the year ended December 31, 2012. Consequently, our financial condition and results of operations are substantially dependent on economic conditions prevailing in Chile.

As a result of the economic recovery, the CPI has been creasing slowly and interest rates have been decreasing. In 2012, CPI reached 1.5%. CPI in 2011 increased by 4.4% compared to a 4.3% increase in 2010. As a result of decrease in inflation expectations and higher economic activity, interest rates also decreased in 2012. The overnight interbank rate set by the Central Bank of Chile for 2012 was 5%. The Central Bank of Chile has targeted a medium-term CPI of 3%.

Developments in the Colombian economy

The Colombian economy has demonstrated relatively stable growth in recent years. Despite the international economic conditions, Colombia’s GDP increased 1.7% in 2009. Colombia’s economy recovered further by increasing 4% in 2010, 6.6% in 2011, and 4% in 2012. According to the Central Bank of Colombia, GDP growth has been fueled by local consumption and certain sectors such as mining and quarrying that grew 12.3% in 2010, 14.4% in 2011 and 5.9% in 2012. Recent economic activity indicators have posted somewhat weaker results, with industrial production stagnating in real terms through December 2012, retail sales increasing just 3% and imports and exports declining 11.2% and 0.5%, respectively. Our operations in Colombia accounted for 24.6% of our gross operational margin for the year ended December 31, 2012.

Acquisition of Banco Santander Colombia

In a two step transaction, on May 29, 2012 and June 22, 2012, we acquired (1) a 91.9% equity interest in Banco Santander Colombia (now known as CorpBanca Colombia), (2) a 99.9% (direct and indirect) equity interest in CIVAL, a licensed securities broker-dealer operating in Colombia, and (3) a 5.5% equity interest in CIT Colombia, a financial services company operating in Colombia that specializes in fund administration and trust and custodial services, in each case other than the CIT Colombia interest, from Banco Santander, S.A., a sociedad anónima bancaria organized under the laws of the Kingdom of Spain, and certain of its affiliates pursuant to the BSC Purchase Agreement for US$1.2 billion. We acquired the 5.5% equity interest in CIT Colombia from Santander Investment Colombia S.A. (now known as Corpgroup Investment Colombia S.A.). Banco Santander Colombia, CIVAL and CIT Colombia currently operate under the CorpBanca brand name.

On June 22, 2012, as contemplated in the BSC Purchase Agreement, our affiliate CorpGroup acquired (1) a 7.4% equity interest in Banco Santander Colombia and (2) a 94.5% equity interest in CIT Colombia. Also on June 22, 2012, as contemplated in the BSC Purchase Agreement, an affiliate of CorpGroup, CG International, acquired a 100% equity interest in Santander Insurance, an insurance brokerage. On June 29, 2012, CorpGroup transferred its 94.5% equity interest in CIT Colombia to CorpBanca Colombia. As a result of the consummation of these transactions, we now own, directly or indirectly, (1) 91.9% of CorpBanca Colombia, (2) 99.9% of CIVAL, and (3) 91.9% of CIT Colombia, which is now a wholly-owned subsidiary of CorpBanca Colombia.

CorpBanca Colombia provides a broad range of commercial and retail banking services to its customers, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga and Barranquilla. As of December 31, 2012, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the twelfth largest bank in Colombia in terms of total assets, the tenth largest bank in Colombia in terms of total loans and the twelfth largest bank in Colombia, in terms of total deposits as reported under local regulatory and accounting principles. As of December 31, 2012, CorpBanca Colombia had deposits and financial claims (“current accounts and demand deposits” and “time deposits and savings accounts”) of COP$6,737,878 million, which consisted of savings deposits, fixed-term deposit certificates, current accounts, financial claims for banking services and other commitments. As of December 31, 2012, CorpBanca Colombia had 114 ATMs and 269,048 individual banking customers and 29,143 commercial banking customers (including SMEs, corporations, institutions and wholesale customers). For the year ended December 31, 2012, CorpBanca Colombia had net income of COP$137,956 million. As of December 31, 2012, CorpBanca Colombia had (i) total assets of COP$9,147,139 million, including total loans of COP$6,947,377 million; (ii) total shareholders’ equity of COP$863,399 million; and (iii) over 87 branches and offices and over 1,566 employees. For further details see notes 3 and 11 and to our audited consolidated financial statements.

As a consequence of the Banco Santander Colombia Acquisition, one of the key factors to be considered when analyzing our financial condition and results of operations as of December 31, 2008, 2009, 2010 and 2011 and for the years ended December 31, 2008, 2009, 2010 and 2011 is the consolidation of CorpBanca Colombia in our financial statements since May 29, 2012. As a result, our results of operations for periods ended December 31, 2012 and thereafter are not comparable to the respective periods prior to that date.

In addition, to provide meaningful disclosure with respect to our results of operations for the year ended December 31, 2012, management uses and we present, in addition to our audited results of operations for that period, certain full year 2012 financial information excluding the results of CorpBanca Colombia. CorpBanca Colombia was our subsidiary during the last seven months of 2012 and this presentation is intended only to subtract from our reported results for 2012 the amounts contributed by CorpBanca Colombia. This information does not purport to represent what our results of operations would have been had we not acquired CorpBanca Colombia. Management believes that any such additional expense or revenue was not material. The following table shows our results of operations for the year ended December 31, 2012, the amounts contributed by CorpBanca Colombia in that period, and our reported results less amounts contributed by CorpBanca Colombia.

	For the year ended December 31, 2012
	As reported less CorpBanca Colombia	CorpBanca Colombia	As reported
	(in millions of Ch$)
Interest and similar income	636,373	126,619	762,992
Interest expense and similar charges	(445,785)	(60,331)	(506,116)
Net interest income	190,588	66,288	256,876
Income from equity instruments	34,115	20,879	54,994
Income from companies accounted for by the equity method	714	(347)	367
Fee and commission income	83,361	21,817	105,178
Fee and commission expense	(15,611)	(3,923)	(19,534)
Gains (losses) on financial assets and liabilities (net)	-	-	-
Exchange differences (net)	28,586	2,110	30,696
Other operating income (expenses)	(12,171)	4,824	(7,347)
Total income	309,582	111,648	421,230
Administrative expenses	(156,079)	(53,418)	(209,497)
Depreciation and amortization	(12,960)	(5,132)	(18,092)
Provisions (net)	(30,794)	(20,781)	(51,575)
Impairment losses on financial assets (net)	-	-	-
Impairment losses on other assets (net)	-	-	-
Gains (losses) on disposal of assets not classified as non-current assets held for sale	-	-	-
Gains (losses) on non-current assets held for sale not classified as discontinued operations	-	-	-
Operating profit before tax	109,749	32,317	142,066
Income taxes	(14,895)	(8,018)	(22,913)
Consolidated profit for the year	94,854	24,299	119,153

Inflation

General

Chile has experienced high levels of inflation in the past, which have significantly affected our financial condition and results of operations. The rate of inflation in Chile was low between 2003 and 2006, fluctuating between 1.1% in 2003 and 3.7% in 2005. However, inflation spiked to 7.8% in 2007 and to 7.1% in 2008. In 2009, for the first time in 74 years, Chile experienced deflation of 1.4%, in part due to the contraction of the economy related to the global economic crisis. In 2010, 2011 and 2012, the inflation rate was 3%, 4.4% and 1.5%, respectively. Our results of operations reflect the effect of inflation in the following ways:

•

a substantial portion of our assets and liabilities are denominated in UF. The UF is a unit of account, the peso value of which is indexed daily to reflect inflation recorded in the previous month. The net increase or decrease in the nominal peso value of our UF-denominated assets and liabilities is reflected as income or loss in our income statement, and

•	the rates of interest earned and paid on peso-denominated assets and liabilities reflect, to a certain degree, inflation and expectations regarding inflation.

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

Similarly, Colombia has experienced high levels of inflation in the past. However, the rate of inflation in Colombia in 2011 and 2012 were 3.73% and 2.44% respectively. The components that led to such level of inflation in 2012 were education (a 4.6% increase from 2011), healthcare (a 4.3% increase from 2011) and housing (a 3% increase from 2011). The 12-month core inflation rate for 2012 came to 2.4%, thereby remaining within the Central Bank of Colombia’s targeted inflation range of 2% to 4%. The price increase in regulated goods and services, such as utilities, urban transportation and gasoline was 1.91%.

UF-denominated Assets and Liabilities

The UF is revalued by the Chilean National Institute of Statistics on a monthly basis. Every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal Chilean peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$21,455.60, Ch$22,294 and Ch$22,840.7 as of December 31, 2010, 2011 and 2012, respectively. The effect of any changes in the nominal Chilean peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income is positively affected by increases in inflation to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Conversely, our net interest income will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$1,167,426 million, Ch$1,449,712 million and Ch$1,610,577 million during the years ended December 31, 2010, 2011 and 2012, respectively. See “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities”.

Chilean Peso-denominated Assets and Liabilities

Interest rates prevailing in Chile are materially affected by the current rate of inflation during the period and market expectations concerning future inflation. The responsiveness to such prevailing rates of our Chilean peso-denominated interest-earning assets and interest bearing liabilities varies. See “—Interest Rates” below, “—Results of Operations” below and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. We maintain a substantial amount of non-interest bearing Chilean peso-denominated demand deposits. The ratio of the average balance of such demand deposits to average interest-earning assets was 3.9%, 4% and 3.1% during the years ended December 31, 2010, 2011 and 2012, respectively. Because such deposits are not sensitive to inflation or changes in the market interest rate environment, any decline in interest rates or the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets. From 2011 to 2012, we increased our percentage of foreign currency based loans in our total loan portfolio from 17.1% to 31.5%.

Interest Rates

Interest rates earned and paid on our assets and liabilities, respectively, reflect, to a certain degree, inflation, expectations regarding inflation, shifts in short-term interest rates set by the Central Bank of Chile and movements in long-term real rates. The Central Bank of Chile manages short-term interest rates based on its objectives of balancing inflation and economic growth. Because our liabilities generally re-price to reflect interest rate changes more frequently than our interest-earning assets, changes in the rate of inflation or in the monetary policy interest rate published by the Banco Central de Chile are reflected in the interest rates we pay on our liabilities before such changes are reflected in the interest rates we earn on our assets. Therefore, when short-term interest rates fall, our net interest margin is positively impacted, but when short-term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation because generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 5. Operating and Financial Overview and Prospects—A. Operating Results—The Economy—Developments in the Chilean Economy” and “—UF-denominated Assets and Liabilities” above. An increase in long-term interest rates also has a positive effect on our net interest margin, because our interest-earning assets generally have a longer duration than our interest bearing liabilities.

In addition, because our Chilean peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous month’s inflation, customers often switch funds from Chilean peso-denominated deposits to more expensive UF-denominated deposits, thereby adversely affecting our net interest margin. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Liquidity—Financial Investments”.

Currency Exchange Rates

A material portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar. Our reported income is affected by changes in the value of the Chilean peso with respect to foreign currencies (principally the U.S. dollar and Colombian pesos) because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements. The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. In the past, the Chilean peso has been subject to significant volatility when compared to the U.S. dollar. In 2010, the Chilean peso appreciated against the U.S. dollar by 7.8% as compared to 2009. In 2011, the Chilean peso depreciated against the U.S. dollar by 11% as compared to 2010. In 2012, the Chilean peso appreciated against the U.S. dollar by 7.7% as compared to 2011. The exchange rate between the Chilean peso and the U.S. dollar as of December 31, 2010, 2011 and 2012 was Ch$467.78, Ch$519.08 and Ch$479.16 per US$1.00, respectively. The Chilean peso may be subject to significant fluctuations in the future. As previously described, we began calculating our foreign exchange rates in accordance with Circular No. 3,345 issued by the SBIF and its related amendments. See “Item 3. Key Information—Exchange Rate Information.”

Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities. As of December 31, 2010, 2011 and 2012, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$(439,464) million, Ch$(27,951) million and Ch$301,285 million, respectively.

Critical Accounting Policies and Estimates

General

In our filings with the SEC, we prepare our consolidated financial statements in conformity with IFRS. In preparing our consolidated financial statements, we use estimates and assumptions to account for certain assets, liabilities, revenues, expenses and other transactions. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often require our management to make judgments regarding the effects on our financial condition and results of operations on matters that are inherently uncertain. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. Actual results may differ from those estimated under different variables, assumptions or conditions, and if these differences could have a material impact on our reported results of operations. Note 1 to our financial statements contains a summary of our significant accounting policies.

Allowance for Loan Losses

We have established allowances to cover probable loan losses in accordance with IFRS. The allowance for loan losses requires us to make estimates and judgments about inherently subjective matters in determining the classification of individual loans and, consequently, we regularly evaluate our allowance for loan losses by taking into consideration factors such as changes in the nature and volume of our loan portfolio, trends in forecasted portfolio credit quality and economic conditions that may affect our borrowers’ ability to pay. Increases in our allowance for loan losses are reflected as provisions for loan losses in our income statement. Loans are charged off when management determines that the loan or a portion thereof is uncollectible. Write-offs are recorded as a reduction of the allowance for loan losses. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Current Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses”.

For a further description of regulations relating to loan classification and provisioning, see “Item 4. Information on the Company—B. Business Overview—Principal Business Overview—Chilean Banking Regulation and Supervision—Current Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses”.

We consider the accounting estimates related to allowance for loan losses to be “critical accounting estimates” because: (i) they are highly susceptible to change from period to period because our assumptions about the risk of loss used to classify our loans are updated for recent performance experience which may increase or decrease our risk index that is used to determine our global allowance, (ii) our specific allowances are also updated to reflect recent performance which may result in an increase or decrease in our specific allowances, (iii) it requires management to make estimates and assumptions about loan classification and the related estimated probable loss, if any, and (iv) any significant difference between our estimated losses (as reflected in the specific and general provisions) as of the balance sheet date and our actual losses will require us to adjust our allowance for loan losses that may result in additional provisions for loan losses in future periods which could have a significant impact on our future net income and/or financial condition. As of December 31, 2012, our allowance for loan losses was Ch$109,601 million (excluding allowances and impairment for interbank loans).

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

Financial Investments

Financial investments are summarized as follows:

Trading Instruments.  Instruments for trading are securities acquired for which we have the intent to generate earnings from short-term price fluctuations or through brokerage margins, or that are included in a portfolio created for such purposes. Instruments for trading are valued at their fair value according to market prices on the closing date of the balance sheet.

Investment Instruments.  Investment instruments are classified into two categories: held-to-maturity investments and instruments available-for-sale. Held-to-maturity investments only include those instruments for which we have the intent and ability to hold-to-maturity. Investment instruments not classified as held-to-maturity or trading are considered to be available-for-sale. Investment instruments are recorded initially at cost. Instruments available-for-sale are valued at each subsequent period-end at their fair value. Mark-to-market adjustments are reported in a separate component of shareholders’ equity. All purchases and sales of investment instruments, to be delivered within the deadline stipulated by market regulation and conventions, are recognized on the commitment date, which is the date on which the commitment is made to purchase or sell the asset. Other purchases or sales are treated as forwards until they are liquidated.

We enter into security repurchase agreements as a form of borrowing. The liability for the repurchase of the investment is classified as “obligations under agreements to repurchase” and is carried at cost plus accrued interest.

We also enter into resale agreements as a form of investment. Under these agreements we purchase securities, which are included as assets under the caption “investments purchased under agreements to resell” and are carried at cost plus accrued interest.

Recently Adopted and New Accounting Pronouncements

See note 1 of our consolidated financial statements for a detailed description of recently adopted and new accounting pronouncements in IFRS.

Results of Operations for the Years Ended December 31, 2010, 2011 and 2012

Net Income

Our consolidated net income as reported on our consolidated financial statement for the year ended December 31, 2012 was Ch$ 119,153 million, a 1.6% or Ch$ 1,835 million increase from Ch$ 117,318 million in 2011, which represented a 3.5% or Ch$ 4,255 decrease from Ch$ 121,573 in 2010. CorpBanca reached these revenues in a highly competitive scenario with a low variation in the value of the UF –150 basis points less than last year– coupled with: (i) the incorporation of Banco Santander Colombia’s loan portfolio beginning in 2012, although it only includes 7 months of earnings; (ii) the cost to finance the portion of the acquisition not financed by capital; and (iii) the initial cost of consolidating operations in Colombia, including the branding change. This is in addition to organic growth in Chile, with a proportion of commercial loans somewhat larger than retail loans.

The following table sets forth the components of our net income for the years ended December 31, 2010, 2011 and 2012:

	For the Year Ended			% Change from 2012/2011	% Change from 2011/2010
	December 31,
	2010	2011	2012
	(in millions of Ch$ except for percentages)
Components of net income:
Net interest income	224,410	193,000	256,876	33.1%	(14.0)%
Provisions for loan losses	(52,351)	(40,754)	(51,575)	26.6%	(22.2)%
Fees and income from services, net	58,221	60,362	85,644	41.9%	3.7%
Trading and investment, foreign exchange and other operating income	44,033	80,469	104,398	29.7%	82.7%
Income attributable to investment in associates	296	250	367	46.8%	(15.5)%
Total operating expenses	(132,683)	(152,706)	(253,644)	66.1%	15.1%
Income before income taxes	141,926	140,621	142,066	1.0%	(0.9)%
Income taxes	(20,353)	(23,303)	(22,913)	(1.7) %	14.5%

Net income for the year	121,573	117,318	119,153	1.6%	(3.5)%

Net Interest Income

The following table sets forth the components of our net interest income for the years ended December 31, 2010, 2011 and 2012:

	For the year ended December 31,			%Change from 2012/2011	%Change from 2011/2010
	2010	2011	2012
	(in millions of Ch$ except for percentages)

Interest income	387,639	528,622	762,992	44.3%	36.4%
Interest expense	(163,229)	(335,622)	(506,116)	50.8%	105.6%

Net interest income	224,410	193,000	256,876	33.1%	(14.0)%

The following table s sets forth information as to components of our interest income for the years ended December 31, 2010, 2011 and 2012:

	For the year ended December 31,			%Change from 2012/2011	%Change from 2011/2010
	2010	2011	2012
	(in millions of Ch$ except for percentages)
Interest income	387,639	528,622	762,992	44.3%	36.4%
Average interest-earning assets:
Loans	5,166,615	5,834,146	9,425,792	61.6%	12.9%
Financial investments	783,358	749,467	1,025,244	36.8%	(4.3)%
Interbank deposits	81,721	166,037	363,207	118.8%	103.2%

Total average interest-earning assets	6,031,694	6,749,650	10,814,243	60.2%	11.9%

The following table sets forth the components of our interest expense for the years ended December 31, 2010, 2011 and 2012:

	For the year ended December 31,			%Change from 2012/2011	%Change from 2011/2010
	2010	2011	2012
	(in millions of Ch$ except for percentages)
Interest expense	163,229	335,622	506,116	50.8%	105.6%
Average interest-earning liabilities:
Bonds	745,567	1,207,422	1,590,962	31.8%	61.9%
Time deposits	3,547,844	3,999,608	6,639,517	66.0%	12.7%
Central Bank borrowings	1,274	-	39	100.0%	(100.0)%
Repurchase agreements	424,297	163,649	344,293	110.4%	(61.4)%
Mortgage finance bonds	246,678	198,485	161,583	(18.6)%	(19.5)%
Other interest-bearing liabilities	800,262	1,039,265	2,085,162	100.6%	29.9%

Total average interest-bearing liabilities	5,765,922	6,608,429	10,821,556	63.8%	14.6%

2012 Compared to 2011:

Our interest income was Ch$ 762,992 million for the year ended on December 31, 2012, an increase of 44.3% as compared to Ch$528,622 million for the same period in 2011. Additionally, our interest expense also increased by 50.8% to Ch$ 506,116 for the year ended December 31, 2012, as compared to Ch$ 335,622 for the year ended December 31, 2011. As a result, our net interest income increased by 33.1% to Ch$ 256,876 million for the year ended December 31, 2012, as compared to Ch$ 193,000 million for the same period in 2011.

The increase in interest income was primarily the result of (i) the addition of CorpBanca Colombia’s loan portfolio following the Banco Santander Colombia Acquisition, which represented 49.9% of our average total loan portfolio increase, (ii) organic growth in our total average loans Chilean operations, which represented 50.1% of our average total loan portfolio increase, and (iii) the negative impact of the variation of the UF offset that benefit in our interest income. Our total average loans grew to Ch$9,425,792 million for the year ended on December 31, 2012, from Ch$5,834,146 million, as compared to the same period in 2011. The increase in our interest income was lower than the increase in our total average interest-earning assets due to a lower variation in the UF of 3.9% vs. 2.5% in 2011 and 2012, respectively, which partly offset the increase in Central Bank of Chile’s interest rate for monetary policy purposes from 3.25% to 5.25% during 2011, while remaining stable in 2012 at 5%.

The increase in our interest expense was primarily the result of (i) the consolidation of CorpBanca Colombia, (ii) the 66% increase in our average time deposits, (iii) the 100.6% increase in our average other interest-bearing liabilities as described in the table above, (iv) a negative effect with respect to the variation of the UF, (v) the additional premiums on CorpBanca’s debt securities that have slightly increased due to a significant increase in our commercial portfolio, and (vi) the portion of the financing of the Banco Santander Colombia Acquisition that was not paid with our recent capital increase in June 2012 (nearly half of the financing of the Banco Santander Colombia Acquisition was funded by our long-term liabilities). The implicit premiums on our debt securities are due to a relatively higher risk compared to our main competitors, which consist of larger banks with slightly lower ratings (“AA+” or “AAA” vs. “AA” on a local scale); and also because of our increased level of operations (including an increase in our total loan portfolio) that have required a larger amount of financing (primarily through deposits and bonds).

Net interest margin (net interest income divided by average interest-earning assets) decreased by 18.1% as a result of the above mentioned factors relating to our interest income and interest expenses.

2011 Compared to 2010:

Our interest income for the year ended on December 31, 2011 was Ch$ 528,622 million, an increase of 36.4% as compared to Ch$387,639 million for the same period in 2010. However, our interest expense also increased by 105.6% to Ch$ 335,622 for the year ended December 31, 2011, as compared to Ch$ 163,229 for the year ended December 31, 2010. As a result, our net interest income decreased by 14% to Ch$ 193,000 million for the year ended December 31, 2011, as compared to Ch$ 224,410 million for the same period in 2010.

The primary explanation for the 36.4% increase in interest income assets in the year ended December 31, 2011 was the increase in the number of loans we made compared to the year ended December 31, 2010. The increase also is explained by the significant increase in interbank deposits we made, which largely consist of “overnight” deposits in foreign banks that feature higher rates of interest than standard deposits.

Despite the increase in our interest income in 2011, we also experienced a 105.6% increase in interest expense, which more than offset the increase in interest income for the year. The increase in interest expense was primarily related to (i) our increased financing needs to fund our growth in interest-earning assets, (ii) higher inflation rate experienced in 2011, and (iii) increases in the Central Bank of Chile interest rate. Another factor was a change to our funding strategy, which in 2011 was mainly driven by our attempt to increase the duration of our liabilities and reduce the impact of interest rate volatility through the issuance of bonds (other than letters of credit loans).

As a result of these factors, our net interest income in the year ended December 31, 2011 decreased Ch$ 31,410 or 14% to Ch$ 193,000 million from Ch$ 224,410 million for the year ended December 31, 2010.

Allowances for Loan Losses

The following table sets forth information relating to our allowances for loan losses as of December 31, 2010, 2011 and 2012:

	As of December 31,
	2010	2011	2012	% Change from 2012/2011	% Change from 2011/2010
	(in millions of Ch$ except for percentages)
Total loans	5,469,195	6,814,445	10,103,491	48.3%	24.6%
Past due loans(1)	46,851	46,379	51,272	10.6%	(1.0)%
Non-performing loans(2)	111,421	107,978	117,937	9.2%	(3.1)%
Impaired loans(3)	346,641	296,584	222,712	(24.9)%	(14.4)%

Allowances for loan losses	104,215	102,500	109,601	6.9%	(1.6)%
Allowances for loan losses as a percentage of total loans	1.9%	1.5%	1.1%	(27.9)%	(21.1)%

Allowances for loan losses as a percentage of non-performing loans	93.5%	94.9%	92.9%	(2.1)%	1.5%

Allowances for loan losses as a percentage of impaired loans	30.1%	34.6%	49.2%	42.4%	15.0%
Non-performing loans as a percentage of total loans	2.0%	1.6%	1.2%	(26.3)%	(22.2)%
Allowances for loan losses as a percentage of past due loans	222.4%	221.0%	213.8%	(3.3)%	(0.6)%

(1)	Past due loans include all installments and lines of credit more than 90 days overdue. Does not include the aggregate principal amount of such loans.
(2)	Non-performing loans include the principal and accrued interest on any loan with one installment more than 90 days overdue.
(3)	Impaired loans include those loans on which there is objective evidence that debtors will not meet some of their contractual payment obligations.

2012 Compared to 2011:

Allowances for loan losses increased by 6.9% to Ch$109,601 million as of December 31, 2012 compared to Ch$102,500 million as of December 31, 2011. The increase in our allowance for loan losses has remained relatively stable in amount due to better economic conditions in the Chilean economy and has decreased as a percentage of total loans by 27.9% to 1.1% as of December 31, 2012 when compared to 1.5% as of December 31, 2011. We believe our allowance for loan losses is adequate as of the date hereof to cover all known losses in our loan portfolio.

2011 Compared to 2010:

Allowances for loan losses were Ch$102,500 million as of December 31, 2011 as compared to Ch$104,215 million as of December 31, 2010, a decrease of 1.6% mainly due to better conditions in the Chilean economy. Allowances for loan losses as a percentage of total loans was 1.5% as of December 31, 2011, which decreased by 21.1% when compared to 1.9% as of December 31, 2010.

Net Service Fee Income

2012 Compared to 2011:

Our net service fee income (including income from financial advisory services as described below) for the year ended December 31, 2012 was Ch$ 85,644 million, representing a 41.9% increase when compared to Ch$60,362 million, for the year ended December 31, 2011. Our total income from fees and services during the year ended December 31, 2012 increased by 45.3% to Ch$ 105,178 million from Ch$ 72,404 million for the year ended December 31, 2011. This increase was partly offset by a 62.2% increase in fees and commissions expenses from Ch$12,042 million for the year ended December 31, 2011 to Ch$19,534 million for the year ended December 31, 2012.

The increase in our income from fees and services was primarily the result of (i) the consolidation of CorpBanca Colombia following the Banco Santander Colombia Acquisition, (ii) the increase in collections, billings and payments income from Ch$9,586 million for the year ended December 31, 2011 to Ch$20,591 million for the year ended December 31, 2012, (iii) the increase in fees from letters of credit and guarantees to Ch$7,915 million for the year ended December 31, 2012 from Ch$4,460 million for the year ended December 31, 2011, and (iv) the increase in income from card service fees to Ch$16,479 million for the year ended December 31, 2012, from Ch$10,602 million for the year ended December 31, 2011. The increase in these income categories is due to the organic growth in Chile during 2012 which resulted in a larger volume of operations.

The increase in our income from fees and services was partially offset by increases in our total fees and commissions expenses during the year ended December 31, 2012. The increase in our total fees and commissions expenses was primarily driven by (i) the consolidation of CorpBanca Colombia following the Banco Santander Colombia Acquisition, (ii) the increase in brokerage fees and commissions from Ch$259 million for the year ended

December 31, 2011 to Ch$2,480 for the year ended December 31, 2012, (iii) the increase in commissions spent by loans and services to customers to Ch$1,365 million for the year ended December 31, 2012 from Ch$ 0 for the year ended December 31, 2011, and (iv) the increase in commissions in credit card transactions to Ch$9,089 million for the year ended December 31, 2012 from Ch$6,963 million for the year ended December 31, 2011. The increase in these expenses categories is related to the larger size of the bank with a higher number of new operations.

2011 Compared to 2010:

Our net service fee income (including income from financial advisory services as described below) for the year ended December 31, 2011 was Ch$60,362 million, an increase of Ch$2,141 million, or 3.7% when compared to the year ended December 31, 2010. The increase in our total income from fees and services was driven principally by a 79.2% increase in payments for other fees earned (of which an increase in fees from our financial advisory services was the primary component), from Ch$6,384 million for the year ended December 31, 2010 to Ch$11,441 million for the year ended December 31, 2011. Income from fees and services related to card services also contributed to the increase, registering a 14.5% increase from 2010. This increase in fees was primarily due to (i) the larger geographic scope of operations in our credit card network, (ii) our continued efforts to cross-sell our credit card services along with our other products, and (iii) offering credit card services at SMU Corp retail locations. Offsetting these increases was a 21.8% decrease in income from fees and services related to mutual funds. Our mutual fund fees decreased as volatile international markets caused clients to shift their investment strategies, replacing riskier investments with deposits.

Other Net Operating Income

The following table sets forth the components of our other net operating income for the years ended December 31, 2010, 2011 and 2012:

	For the year ended December 31,
	2010	2011	2012	% Change from 2012/2011	% Change from 2011/2010
	(in millions of Ch$ except for percentages)

Trading activities, net	(9,410)	97,745	54,994	(43.7%)	1,138.7%
Foreign exchange gains (losses), net	44,611	(26,783)	30,696	214.6%	(160.0)%
Other operating revenue	8,832	9,507	18,708	96.8%	7.6%

Operating revenues	44,033	80,469	104,398	29.7%	82.7%

2012 Compared to 2011:

In 2012, we recorded other net operating revenues of Ch$104,398 million, or a 29.7% increase from Ch$80,469 million for the year ended December 31, 2011. The increase in other net operating revenues was primarily the result of the consolidation of CorpBanca Colombia following the Banco Santander Colombia Acquisition.

Net trading activities decreased by Ch$42,751 million or 43.7% to Ch$54,994 million for the year ended December 31, 2012 from Ch$97,754 million for the year ended December 31, 2011, while net foreign exchange gains increased by Ch$57,479 million to Ch$30,696 million during 2012 from a loss of Ch$26,783 million for the year ended December 31, 2011. This higher net result of net trading activities and net foreign exchange gains for the year ended December 31, 2012 is due to a great extent to the Banco Santander Colombia Acquisition, which more than offset the negative effect that volatile foreign exchange and interest rates had on the hedging derivatives portfolio in Chile. The increase from CorpBanca Colombia resulted primarily from trading gains from an improvement in its investment portfolio, which consists mainly of Colombian treasury bonds. The positive impact of the variation in the rates of these bonds was the largest contributing factor.

2011 Compared to 2010:

In 2011, we recorded total other operating revenues of Ch$80,469 million as compared to Ch$44,033 million in 2010, reflecting an 82.7% increase. Net revenues from treasury activities (net of trading and investment income and foreign exchange gains) increased by Ch$35,761 million as compared to the prior year, due primarily to Ch$79,994 million of income earned from certain derivative instruments in which we invested. We maintained positions which are reported as trading or foreign exchange transactions, even though they may provide an effective economic hedge for managing risk.

Operating Expenses

The following table sets forth the components of our operating expenses for the years ended December 31, 2010, 2011 and 2012:

	For the year ended December 31,			% Change from	% Change from
	2010	2011	2012	2012/2011	2011/2010
	(in millions of Ch$ except for percentages)

Personnel salaries and expenses	71,034	76,461	120,714	57.9%	7.6%
Administration expenses	46,793	55,141	88,783	61.0%	17.8%
Depreciation and amortization	7,117	7,461	18,092	142.5%	4.8%
Other operating expenses	7,739	13,643	26,055	91.0%	76.3%
Total operating expenses	132,683	152,706	253,644	66.1%	15.1%

2012 Compared to 2011:

Operating expenses increased by Ch$100,938 million, or 66.1%, in the year ended December 31, 2012 from Ch$152,706 million for the year ended December 31, 2011. The increase in operating expenses was primarily the result of the consolidation of CorpBanca Colombia following the Banco Santander Colombia Acquisition, including an increase in administration expenses by 61.0%, personnel salaries and expenses by 57.9% and other operating expenses 91.0% (relating to our rebranding efforts in Colombia in connection with the Banco Santander Colombia Acquisition as described in more detail below).

The increase in our personnel salaries and expenses was also attributable to an increase in the number of employees hired to assist with the management of our growing loan portfolio. As of December 31, 2012, CorpBanca had 5,163 employees, a 49.2% increase compared to the same date in 2011. Personnel salaries and expenses increased by 57.9%, or Ch$44,253 million as a result of an increase in the number of employees in all segments as a result of an increase in our total loan portfolio, the expansion of our geographic footprint and an increase in the diverse financial products we offer, and also due to 2011 personnel performance bonuses paid in 2012 in the amount of Ch$4,944 million. We also had an increase of 61.0% in administration expenses due to the one-time expenses mentioned above, including Banco Santander Colombia’s rebranding and personnel performance bonuses, and an increase in depreciation and amortization of 142.5% as a result of the amortization of the intangibles assets related to Banco Santander Colombia Acquisition.

2011 Compared to 2010:

Operating expenses increased by Ch$20,023 million or 15.1%, in 2011 to Ch$152,706 million from Ch$132,683 million for the year ended December 31, 2010. This increase was mainly due to the increase in administration expenses by 17.8% and personnel salaries and expenses by 7.6%. As of December 31, 2011, our roster was 3,461 employees, a 1.1% increase compared to 2010. Additionally, administrative and other expenses include payments for a service agreement to our affiliate CorpGroup (formerly Corp Group Interhold S.A.). Under this agreement, we pay fees of approximately UF6,250 per month. This agreement was signed on July 6, 2001 and had an initial five year term which is automatically renewable for one-year periods thereafter.

Income Taxes

2012 Compared to 2011:

Our net tax liability decreased to Ch$22,913 million in the year ended on December 31, 2012 from Ch$23,303 million in the same period in 2011. The decrease in our net tax liability was primarily due to a depreciation of the “observed US dollar rate” of the Banco Central de Chile, which affected the value of the Banco Santander Colombia acquisition, generating a tax loss. For tax purposes, our investment in Colombia is US dollar denominated and as of December 31, 2012 there has been a tax reduction in Chile, which resulted in lower tax expense.

2011 Compared to 2010:

Our net tax liability increased from Ch$20,353 million in 2010 to Ch$23,303 million in 2011. The increase in our net tax liability was primarily due to a change in the statutory income tax rate from 17% in 2010 to 20% in 2011. Pursuant to Law 24455 dated November 31, 2010, the applicable tax rate was scheduled to be 20% in 2011, decrease to 18.5% in 2012 and decrease further to 17% for 2013 and all subsequent years. However, this tax schedule was changed on September 27, 2012 by Law 20.630, pursuant to which the first category tax rate for 2013 and for subsequent years was set at 20%.

Results of our operating segments

The following discussion should be read in conjunction with our consolidated financial statements, especially note 3 regarding segment information included elsewhere in this annual report. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set in forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3D. Risk Factors”.

Overview

We have five reportable segments: (1) Commercial Banking, (2) Retail Banking, (3) Treasury and International, (4) Non-Banking Financial Services, and (5) Colombia. Colombia is a new segment being reported for the first time as a result of our acquisition of CorpBanca Colombia and CIT Colombia in 2012. Below we describe our five primary operating segments:

Commercial Banking:

•

Large, Corporate, and Real Estate Companies Division includes companies that belong to the major economic groups, specific industry, and companies with sales over US$30 million; this division also includes real estate companies and financial institutions.

•	Companies - includes a full range of financial products and services for companies with annual sales under US$30million. Leasing and factoring, have been included in this business segment.

Retail Banking:

•	Traditional and Private Banking offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income segments.

•	Lower income retail banking which corresponds to Banco Condell, offers among other products, consumer loans, credit cards and mortgage loans to the low-to-middle income segments.

Treasury and International:

•	Primarily includes treasury activities such as financial management, funding, liquidity and international businesses.

Non-Banking Financial Services:

•	Services rendered by our subsidiaries, which include insurance brokerage, financial advisory service, asset management and securities brokerage.

Colombia:

•	Services rendered by CorpBanca Colombia and its subsidiaries, primarily within the Colombian domestic market, including commercial and retail banking services.

2012 Results

The following table presents summary information related to each of our reportable segments for the year ended December 31, 2012:

	As of December 31, 2012
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non- Banking Financial Services	Colombia	Other	Total
	(in millions of Ch$)
Net interest revenue	41,751	56,120	56,972	18,664	3,010	14,071	66,288	-	256,876
Fees and income from services, net	21,802	13,052	21,693	6,517	(237)	4,923	17,894	-	85,644
Trading and investment income, net	1,525	-	3,650	-	19,316	9,624	20,879	-	54,994
Foreign exchange gains (losses), net	13,579	5,537	679	-	9,791	(1,000)	2,110	-	30,696
Other operating revenue	-	2,461	726	-	-	5,388	10,133	-	18,708
Provision for loan losses	(2,146)	(14,567)	(6,915)	(7,724)	-	558	(20,781)	-	(51,575)

Gross operational margin	76,511	62,603	76,805	17,457	31,880	33,564	96,523	-	395,343

Other income expenses	7,899	31	(685)	-	-	(6,531)	(347)	-	367
Operating expenses	(19,276)	(28,935)	(60,511)	(18,870)	(14,513)	(47,680)	(58,653)	(5,206)	(253,644)
Profit before tax	65,134	33,699	15,609	(1,413)	17,367	(20,647)	37,523	(5,206)	142,066

Average loans	3,867,956	1,522,997	2,027,349	135,115	79,655	134	1,792,586	-	9,425,792
Average investments	-	-	-	-	837,858	-	187,386	-	1,025,244

2011 Results

The following table presents summary information related to each of our reportable segments for the year ended December 31, 2011:

	As of December 31, 2011
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non- Banking Financial Services	Total
	(in millions of Ch$)
Net interest income	39,200	48,382	52,815	17,719	18,975	15,909	193,000
Net services fees income	18,862	11,215	22,316	4,182	(408)	4,195	60,362
Trading and investment income, net	(4,893)	-	3,703	-	89,078	9,857	97,745
Foreign exchange gains (losses), net	16,668	4,961	272	-	(52,302)	3,618	(26,783)
Other operating income	-	3,049	-	-	-	6,458	9,507
Provision for loan losses	(12,699)	(6,625)	(14,660)	(6,756)	-	(14)	(40,754)

Gross operational margin	57,138	60,982	64,446	15,145	55,343	40,023	293,077

Other income expenses	3,405	429	24	0	0	(3,608)	250
Total operating expenses	(16,549)	(26,432)	(50,144)	(18,194)	(11,604)	(29,783)	(152,706)
Income before taxes	43,994	34,979	14,326	(3,049)	43,739	6,632	140,621

Average loans	2,798,129	1,212,146	1,616,774	124,211	82,748	138	5,834,146
Average investments	-	-	-	-	749,467	-	749,467

2010 Results

The following table presents summary information related to each of our reportable segments for the year ended December 31, 2010:

	As of December 31, 2010
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non- Banking Financial Services	Total
	(in millions of Ch$)
Net interest revenue	36,363	48,132	54,457	20,667	62,717	2,074	224,410
Fees and income from services, net	13,060	12,523	22,525	3,318	(357)	7,152	58,221
Trading and investment income, net	758	(2,564)	-	-	(11,324)	3,720	(9,410)
Foreign exchange gains (losses), net	9,024	4,063	72	-	28,646	2,806	44,611
Other operating revenue	-	3,657	-	-	186	4,990	8,832
Provision for loan losses	(1,873)	(26,051)	(21,132)	(12,429)	1,360	7,774	(52,351)

Gross operational margin	57,332	39,760	55,922	11,556	81,228	28,516	274,313

Other income expenses	-	10	22	-	-	264	296
Operating expenses	(9,152)	(16,715)	(54,170)	(19,784)	(12,173)	(20,689)	(132,683)
Profit before tax	48,180	23,055	1,774	(8,228)	69,055	8,091	141,926

Average loans	2,493,947	1,138,838	1,297,209	147,617	89,003	-	5,166,616
Average investments	-	-	-	-	783,358	-	783,358

B.	LIQUIDITY AND CAPITAL RESOURCES

We maintain adequate liquidity to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital requirements.

Sources of Liquidity

Our liquidity depends upon our (i) capital, (ii) reserves, and (iii) financial investments, including investments in government securities and other financial institutions. To cover any liquidity shortfalls and to enhance our liquidity position, we have established lines of credit with foreign and domestic banks and also have access to Central Bank of Chile and Central Bank of Colombia borrowings. As part of our liquidity policy, we maintain at all times a diversified portfolio of highly liquid assets that can be quickly monetized, including cash, financial investments and Central Bank of Chile, Central Bank of Colombia and government securities.

In October 2008, the Ministry of Finance shifted US$1 billion in deposits that it had held abroad into local banks during the liquidity crisis to boost liquidity. It also injected US$500 million of new capital into the government-owned BancoEstado and expanded the use of guarantees and funds available through CORFO, its economic development agency, to sustain lending to small and medium-size enterprises. In addition, the Central Bank of Chile began auctions of dollar deposits (for 30, 60, and 90 days) to banks to boost their liquidity, offering a revolving line of US$500 million.

The steps taken to boost domestic liquidity allowed local firms to roll over their debt and interest rates began to fall over the course of 2009. In 2010, the Central Bank of Chile began unwinding some of the extraordinary steps it had introduced in early 2008 to address concerns about liquidity in the financial system, including purchasing currency swaps and executing certain types of repurchase agreements. Still, banks benefit from the standing facility for deposits and liquidity of the Central Bank of Chile.

While we continue to use all available sources of funding as we believe appropriate, we continue to emphasize the increase of deposits from retail customers. These deposits consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us. In addition, to the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the risks to our business of uncertainties relating to rolling over deposits will be diminished. In 2008, we placed UF5,330,000 in 25 year subordinated bonds to be used to finance our normal business activities and improve our balance sheet structure. In 2009, we placed UF4,670,000 in 26 year subordinated bonds with the same purpose, taking advantage of favorable market conditions.

In addition, we believe that we have a distinct advantage with respect to managing our funding costs because our subsidiary, CorpBanca Colombia, is not dependent on CorpBanca for its funding needs. CorpBanca Colombia manages its own funding costs in Colombian pesos and, as of December 31, 2012, we do not foresee a need to separately fund CorpBanca Colombia with our capital, reserves or financial investments, including investments in government securities and other financial institutions.

On July 29, 2010, we entered into a US$167.5 million senior unsecured syndicated term loan facility with BNP Paribas, as Administrative Agent, and BNP Paribas Securities Corp., Citigroup Global Markets Inc., Commerzbank Aktiengesellschaft, Standard Chartered Bank and Wells Fargo Securities, LLC, as lead arrangers and book-runners. The proceeds of the loan were used mainly to fund our lending activities and for general corporate purposes. On July 24, 2012, we have since entered into a US$174.4 million amended and restated senior unsecured syndicated term loan facility with Standard Chartered Bank, as administrative agent, HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC, as lead arrangers and book-runners, and Commerzbank Aktiengesellschaft, as lead arranger.

On August 1, 2010, we implemented a local bond program for a maximum amount of UF150 million at any time outstanding. Under the local bond program, we are able to issue two types of bonds: (i) senior bonds, up to an aggregate amount of UF100 million, which can be divided into 28 series of senior bonds (from AB to AZ and from BA to BC), with a maturity ranging from 3 to 30 years and an interest rate of 3%, and (ii) subordinated bonds, up to an aggregate amount of UF50 million, which can be divided into 16 series (from BD to BS), with a maturity ranging from 20 to 35 years and an interest rate of 4%. For all the series of bonds that could be issued under the local bond program, the amortization of capital will be made in full at maturity. The principal owed in connection with outstanding senior and subordinated bonds is due at maturity and interest relating thereto is due bi-annually. The objective of the local bond program is to structure the future issuances of debt of CorpBanca in a way that provides for diverse alternatives of placements in order to manage efficiently its outstanding indebtedness. Under the local bond program, in 2010, we issued bonds in the Chilean market in the amount of UF18.8 million (Ch$403,364). In addition, on October 29, 2012 and October 31, 2012, we issued subordinated bonds in the local Chilean market in the aggregate amount of UF6.6 million (Ch$149,779 million). As of December 31, 2012, we have outstanding senior bonds in the aggregate amount of UF45.7 million (Ch$1,044,124 million) and outstanding subordinated bonds in the aggregate amount of UF30.4 million (Ch$694,792 million). See note 18 to our audited consolidated financial statements included herein.

On November 3, 2010, we issued US$178.1 million in Reg S notes in the international market. As of December 31, 2012, the Reg S notes have been paid off.

At the end of 2011, global financial markets faced a complex scenario in terms of liquidity due to uncertainty in European economies. Liquidity was constrained and risk premiums reached yearly highs in practically all global markets, including in Chile. Despite such circumstances, as of December 31, 2012, we maintained a reserve in liquid assets (mainly consisting of securities issued by the Central Bank of Chile and Treasury Bonds of Colombia’s Government) of Ch$1,288,627 million. In addition, as of December 31, 2012, we maintained sufficient levels of cash and deposits in banks in the amount of Ch$520,228 million to satisfy our wholesale short-term obligations in the amount of Ch$174,612.0 million.

On January 16, 2013, CorpBanca issued US$800 million aggregate principal amount of 3.125% Senior Notes. CorpBanca expects to use the net proceeds of this offering for general corporate purposes, primarily to fund lending activities.

We continue to actively manage our liquidity through several committees that meet on a daily and weekly basis, as applicable. Our financial risk department also coordinates with management to forecast and manage complex liquidity scenarios.

Capital

As of December 31, 2012, our shareholder’s equity was in excess of that required by Chilean regulatory requirements. According to the General Banking Law, a bank must have an effective net equity of at least 8% of its risk-weighted assets, net of required reserves, and paid-in capital and reserves (basic capital) of at least 3% of its total assets, net of required reserves. For these purposes, the effective net equity of a bank is the sum of (a) a bank’s basic capital, (b) subordinated bonds issued by a bank valued at their placement price up to 50% of its net capital base; provided that the value of the bonds shall decrease 20% for each year that lapses during the period commencing six years prior to their maturity, and (c) loan loss allowances in an amount up to 1.25% of a bank’s risk-weighted assets (if the bank has goodwill, this value would be required to be deducted from the calculation of the effective net equity). The calculation of the effective net equity does not include the capital contributions made to subsidiaries of a bank and is made on a consolidated basis rather than on an unconsolidated basis. For purposes of weighing the risk of a bank’s assets, the General Banking Law considers the following five different categories of assets based on the nature of the issuer, availability of funds, nature of the assets and existence of collateral securing such assets:

Category	Weighting
1	0%
2	10%
3	20%
4	60%
5	100%

Basic capital is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital except that it generally does not include net income for the period. However, beginning in 2008, the SBIF allowed banks to include net income for the period as basic capital, net of a 30% deduction for minimum dividends accrued.

Reserves

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$18,272.6 million or US$38.1 million as of December 31, 2012). However, a bank may begin its operations with 50% of such amount, provided that it has a total capital ratio (defined as effective net equity as a percentage of risk weighted assets) of not less than 12%. When such bank’s paid-in capital reaches UF600,000 (Ch$13,704.5 million or US$28.6 million as of December 31, 2012) the total capital ratio required is reduced to 10%.

The following table sets forth our minimum capital requirements of the dates indicated. See note 34 to our consolidated financial statements included herein for a description of the minimum capital requirements.

	As of December 31
	2011	2012
	(in millions of constant Ch$ except percentages)
Net capital base	739,793	954,157
3% total assets net of provisions	(298,327)	(446,322)

Excess over minimum required equity	441,466	507,835

Net capital base as a percentage of the total assets, net of provisions	7.44%	6.41%
Effective net equity	1,118,908	1,282,414
8% of the risk-weighted assets	(611,482)	(919,637)

Excess over minimum required equity	507,426	362,777

Effective net equity as a percentage of the risk weighted assets	14.64%	11.16%

Financial Investments

The following tables set forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2010, 2011 and 2012. Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held-to-maturity.

	As of December 31,
	2010	2011	2012
	(in millions of Ch$)
Held-for-trading

Central Bank and government securities
Central Bank securities	88,077	9,541	2,543
Chilean Treasury Bonds	–	5,613	–
Others Securities	8	–	–

Other financial securities
Bonds	2,998	2,012	2,102
Notes	–	125,319	28,218
Other securities	71,379	11,102	276

Foreign institution securities
Bonds	1,922	840	101,114
Notes	–	–	–
Other securities	550	968	3,409

Mutual fund investments:
Funds managed by related organizations	32,646	3,420	6,336
Funds managed by third parties	–	7,224	15,900

Total	197,580	166,039	159,898

	As of December 31,
	2010	2011	2012
	(in millions of Ch$)
Available-for-sale

Central Bank and government securities
Central Bank securities	543,902	307,122	329,066
Chilean treasury bonds	–	4,336	69,706
Others securities	40,140	57,480	46,203

Other financial securities
Promissory notes related to deposits in local banks	123,226	380,284	338,747
Chilean mortgage finance bonds
Financial institutions bonds	1,553	1,056	349
Chilean treasury bonds	–	41,702	66,231
Other local investments	–	44,109	41,019

Foreign instruments
Foreign instruments governments or central bank	–	–	206,296
Other foreign investments	17,954	7,161	14,818

Unquoted securities in active markets
Chilean corporate bonds	19,473	–	–
Other investments	–	–	–

Subtotal	746,248	843,250	1,112,435

	As of December 31,
	2010	2011	2012
	(in millions of Ch$)
Held-to-maturity

Central Bank and government securities
Central Bank securities	–	–
Chilean treasury bonds	–	–
Others securities	–	–

Other financial securities
Promissory notes related to deposits in local banks	–	–
Chilean mortgage finance bonds	–	–
Financial institution bonds	–	–
Chilean treasury bonds	–	–
Other local investments	–	11,580	10,099

Foreign instruments
Foreign instruments governments or central bank	–	–	74,259
Other foreign investments	–	10,382	20,619

Unquoted securities in active markets	–	–	–
Chilean corporate bonds	–	–	–
Other investments	–	–	–

Subtotal	–	21,962	104,977

We do not hold securities of any issuer other than the Central Bank of Chile, which the aggregate book value of the investment exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

The following table shows interest rates per annum applicable to certain Central Bank of Chile bonds as of the dates indicated:

As of the end of	Chilean Peso- denominated 5- year bond	Chilean Peso- denominated 10-year bond	UF- denominated 5- year bond	UF- denominated 10-year bond

2010
January	5.27	–	–	–
February	5.38	–	–	–
March	5.41	–	–	–
April	5.56	–	–	–
May	5.53	–	–	–
June	5.57	–	–	–
July	5.59	–	–	–
August	5.59	–	–	–
September	5.58	–	–	–
October	5.67	–	–	–
November	5.72	–	–	–
December	5.66	–	–	–

2011
January
February	6.53	6.80	2.59	3.17
March	6.38	6.50	2.42	2.88
April	6.26	6.30	2.53
May	6.10	6.22	2.57	2.85
June	6.12	6.21	2.59	2.87
July	5.96	6.06	2.68	2.88
August	5.42	5.45	2.52	2.56
September	4.91	5.05	1.98	2.26
October	4.68	5.00	1.89	2.28
November	5.10	5.41	2.50	2.77
December	4.93	5.20	2.41	2.64

2012
January	4.80
February	5.35
March	5.45	5.87	2.43	2.58
April	5.56	5.67	2.43	2.53
May	5.47	5.48	2.35	2.45
June	5.09	5.37	2.37	2.47
July	5.06	5.18	2.43	2.46
August	5.23	5.22	2.27	2.40
September	5.21	5.27	2.29	2.30
October	5.28	5.32	2.28	2.32
November	5.36		2.44
December

(*)	Through December 31, 2012

Our total financial instruments as a percentage of total assets increased to 12.2% as of December 31, 2012.

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

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2012:

Held-for-trading	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Central Bank and government securities:
Chilean Central Bank securities	9	5.0	2,534	11.0	–	–	–	–	2,543
Chilean Central Bank notes	–	–	–	–	–	–	–	–	–
Others government securities	–	–	–	–	–	–	–	–	–

Others national institution securities:
Bonds	519	4.2	1,230	4.7	353	4.0	–	–	2,102

Notes	28,126	6.2	92	0.6	–	–	–	–	28,218
Other securities	7	3.2	126	3.3	67	2.9	76	3.9	276

Foreign institution securities:
Bonds	309	5.1	46,149	4.7	12,805	5.5	41,851	5.7	101,114
Notes	–	–	–	–	–	–	–	–	–
Other securities	3	5.3	3,406	6.5	–	–	–	–	3,409

Mutual fund investments:
Funds managed by related organizations	6,336	–	–	–	–	–	–	–	6,336
Funds managed by third parties	15,900	–	–	–	–	–	–	–	15,900

Total held-for-trading	51,209	3.6	53,537	5.1	13,225	5.4	41,927	5.7	159,898

	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
Available-for-sale:	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Central Bank and government securities
Chilean Central Bank securities	48,701	5.4	241,359	5.3	39,006	5.5	–	–	329,066
Chilean treasury bonds	–	–	19,316	5.3	50,390	5.5	–	–	69,706
Others government securities	13,376	6.1	32,727	4.0	100	3.6	–	–	46,203

Other financial instruments
Promissory notes related to deposits in local banks	322,605	5.5	16,142	4.0	–	–	–	–	338,747
Chilean mortgage finance bonds	–	–	159	4.3	–	–	190	4.0	349
Chilean financial institutions bonds	–	–	46,897	3.9	5,862	5.2	13,472	4.1	66,231
Others local investments	–	–	–	–	27,498	4.0	13,521	4.5	41,019

Financial instruments issued abroad
Foreign government and Central Bank instruments	–	–	46,544	4.9	159,752	5.3	–	–	206,296
Other foreign investments	2,764	6.1	–	–	12,054	5.1	–	–	14,818
Impairment provision	–	–	–	–	–	–	–	–	–

Unquoted securities in active markets
Chilean corporate bonds	–	–	–	–	–	–	–	–	–
Other foreign investments	–	–	–	–	–	–	–	–	–
Impairment provision	–	–	–	–	–	–	–	–	–

Total	387,446	5.5	403,144	4.9	294,662	5.2	27,183	4.3	1,112,435

	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
Held-to-maturity:	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
(in millions of Ch$, except for percentages)
Central Bank and government securities:
Chilean Central Bank securities	–	–	–	–	–	–	–	–	–
Chilean treasury bonds	–	–	–	–	–	–	–	–	–
Others government securities	–	–	–	–	–	–	–	–	–

Other financial instruments
Promissory notes related to deposits in local banks	–	–	–	–	–	–	–	–	–
Chilean mortgage finance bonds	–	–	–	–	–	–	–	–	–
Chilean financial institutions bonds	–	–	–	–	–	–	–	–	–
Others local investments	–	–	10,099	3.4	–	–	–	–	10,099

Financial instruments issued abroad
Foreign government and Central Bank instruments	29,031	2.0	10,259	5.0	–	–	34,969	8.0	74,259
Other foreign investments	11,982	1.5	–	–	8,637	9.0	–	–	20,619
Impairment provision	–	–	–	–	–	–	–	–	–

Unquoted securities in active markets
Chilean corporate bonds	–	–	–	–	–	–	–	–	–
Other foreign investments	–	–	–	–	–	–	–	–	–
Impairment provision	–	–	–	–	–	–	–	–	–

Total	41,013	1.9	20,358	4.2	8,637	9.0	34,969	8.0	104,977

Unused Sources of Liquidity

As part of our liquidity policy, we maintain at all times a diversified portfolio of highly liquid assets that can be quickly monetized, including cash, financial investments and Central Bank of Chile and government securities.

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

Net Cash Provided by Operating Activities

	Year Ended December 31,
	2010	2011	2012
	(in millions of Ch$)
Net cash provided by operating activities	(118,035)	(182,813)	275,067

In 2012, our net cash provided by operating activities experienced an increase from a Ch$182,813 million loss in 2011 to a Ch$275,067 million gain in 2012.

The changes during the period were mainly due to time deposits and saving accounts in the amount of Ch$1,428,640 million.

Net Cash Used in Investing Activities

	Year Ended December 31,
	2010	2011	2012
	(in millions of Ch$)
Net cash provided by investing activities	(4,018)	(10,429)	(489,788)

Our net cash used in investing activities decreased from a Ch$10,429 million loss in 2011 to a Ch$489,788 million loss in 2012. This 4,596.4% decrease in net cash used in investing activities was mainly due to acquisitions of property, plant and equipment and the consummation of the Banco Santander Colombia Acquisition.

Net Cash Provided by Financing Activities

	Year Ended December 31,
	2010	2011	2012
	(in millions of Ch$)
Net cash provided by financing activities	274,210	333,862	413,400

Our net cash provided by financing activities increased from a Ch$333,862 million gain in 2011 to a Ch$413,400 million gain in 2012. This increase in net cash provided by financing activities was mainly due to a capital increase in the amount of Ch$267,538 million in 2012.

Deposits and Other Borrowings

The following table sets forth our average month-end balance of our liabilities for the years ended December 31, 2010, 2011 and 2012, in each case together with the related average nominal interest rates paid thereon.

	As of December 31,
	2010			2011			2012
	Average Balance	Interest Paid	Average Normal Rate	Average Balance	Interest Paid	Average Normal Rate	Average Balance	Interest Paid	Average Normal Rate
	(in millions of Ch$ except for percentages)
Time deposits	3,547,844	85,975	2.4%	3,999,608	204,618	5.1%	6,639,517	359,641	5.4%
Central Bank borrowings	1,274	115	9.0%	–	–	–	39	–	0.0%
Repurchase agreements	424,297	4,901	1.2%	163,649	8,462	5.2%	344,293	15,751	4.6%
Mortgage finance bonds	246,678	16,428	6.7%	198,485	15,968	8.0%	161,583	10,999	6.8%
Bonds	745,567	46,334	6.2%	1,207,422	92,614	7.7%	1,590,962	97,556	6.1%
Other interest bearing-liabilities	800,262	9,476	1.2%	1,039,265	13,960	1.3%	2,085,162	22,169	1.1%
Subtotal interest-bearing liabilities	5,765,922	163,229	2.8%	6,608,429	335,622	5.1%	10,821,556	506,116	4.7%

Non-interest bearing liabilities:
Non-interest bearing deposits	309,874			384,818			516,934
Derivates	125,367			162,374			204,949
Other non-interest bearing liabilities	94,846			228,155			261,671
Shareholders’ equity	508,289			598,474			911,442
Subtotal non-interest bearing liabilities	1,038,376			1,373,821			1,894,996

Total	6,804,298	163,229		7,982,250	335,622		12,716,552	506,116

Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy. Our most important source of funding is our time deposits. Time deposits represented 61.4% of our average interest bearing liabilities for the year ended December 31, 2012. We are continuing to place special emphasis on increasing deposits from retail customers, which consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us. Our total checking accounts increased 63% compared to 2011. To the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of letters of credit loans in Chile’s domestic capital markets. Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not currently conduct any significant research and development activities.

D.	TREND INFORMATION

Our net interest income in 2012 increased by Ch$63,876 million or 33.1% when compared to 2011. Generally, our net interest income is positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income is negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Currently, we have more UF-denominated assets than liabilities.

Our operating incomes depend significantly on our net interest income. In 2010, 2011 and 2012, net interest income over total operating incomes represented 68.7%, 57.8% and 57.5%, respectively. Changes in market interest rates may affect the interest rates earned on our interest-earning assets and the interest rates paid on our interest bearing liabilities which may result in a further reduction in our net interest income.

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

•

The upturn in the Chilean and/or Colombian economies could be weaker than expected. Higher than expected unemployment rates and lower economic growth could increase provision expenses and decrease our rate of loan growth in the future.

Also see “Item 5. Operating and Financial Review and Prospects—A. Operating Results”.

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

Such commitments are agreements to lend to a customer at a future date, subject to the customer’s compliance with contractual terms. Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these commitments is Ch$3,641,737 million as of December 31, 2012.

Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally US$), as well as open and unused letters of credit. The total amount of contingent loans held off balance sheet as of December 31, 2010, 2011 and 2012 was Ch$1,052,282 million, Ch$1,791,586 million and Ch$2,396,064 million, respectively. Contingent loans are considered in the calculation of risk weighted assets and capital requirements as well as for credit risk reserve requirements (see note 21 to our consolidated financial statements included herein).

We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding off-balance sheet commitments do not represent an unusual credit risk.

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

In addition to the scheduled maturities of our contractual obligations which are included under “—Liquidity and Capital Resources—Sources of Liquidity” above, as of December 31, 2012, we also had other commercial commitments which mainly consist of open and unused letters of credit together with guarantees granted by us in Ch$, UF and foreign currencies (principally U.S. dollars). We expect most of these commitments to expire unused.

The following table includes both the accrued interest and the interest expense projected over time of each contractual obligation as of December 31, 2012. For variable rate debt and interest rate swaps and other derivatives, where applicable, the interest rates upon which we based our contractual obligations going forward are based on the applicable forward curves. For any cross-currency swaps or other derivatives as applicable, the foreign currency exchange rate used was spot.

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Ch$)
Time deposits and saving accounts	7,322,814	519,546	838	37,316	7,880,515
Deposits and other demand liabilities	749,925	364,230	-	-	1,114,155
Bank obligations	873,406	103,167	7,854	1,701	986,127
Investments under repurchase agreements	258,898				258,898
Issued debt instruments	212,057	360,061	679,193	1,453,182	2,704,494
Other financial liabilities	7,959	1,204	988	7,969	18,120
Financial derivative contracts (all speculative and hedging instruments)	512,704	146,307	21,162	(16,219)	663,954
Total contractual obligations	9,937,763	1,494,515	710,035	1,483,949	13,626,264

(*)

The variable rates projections are obtained from the FRA rates of the respective projection curves. The parities used to convert the amounts to Chilean pesos correspond to the accounting parities used in the referred date.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

We are managed by our Chief Executive Officer (Gerente General) under the direction of our Board of Directors, which, in accordance with the Company’s by-laws, consists of 9 directors and 2 alternates who are elected at our annual shareholders’ meetings. Members of the Board of Directors are elected for three-year terms. Most of our current members of the Board of Directors were elected on March 12, 2013. Cumulative voting is permitted for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. Our principal executive officers are appointed by the Board of Directors and the Chief Executive Officer of CorpBanca and hold their offices at the discretion of the Board of Directors and the Chief Executive Officer. Scheduled meetings of the Board of Directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the Board of Directors, by one or more directors with the prior approval of the Chairman of the Board of Directors, or by five directors. None of the members of our Board of Directors has a contract or agreement which entitles any director to any benefits upon termination of employment with CorpBanca.

Our current directors are as follows:

Directors	Position	Age
Jorge Andrés Saieh Guzmán	Chairman and Director	42
Fernando Aguad Dagach	First Vice Chairman and Director	53
Jorge Selume Zaror	Second Chairman and Director	61
Rafael Guilisati Gana	Director	59
Francisco León Délano	Director	58
Francisco Mobarec Asfura	Director	62
Gustavo Arriagada Morales	Director	59
José Luis Mardones Santander	Director	62
Hugo Verdegaal	Director	63
María Catalina Saieh Guzmán	Alternate Director	30
Ana Beatriz Holuigue Barros	Alternate Director	57

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

José Luis Mardones Santander became a Director on March 12, 2013. Mr. Mardones currently serves as partner and director of Mardones y Marshall Consultores, independent director of CorpBanca and Metro de Valparaíso (Merval), and as director of Corporación CESCO (Centro de Estudios del Cobre y la Minería). Mr. Mardones previously served as chairman of the board of directors of BancoEstado, chairman of Empresa Portuaria Valparaíso, director of Empresa Portuaria San Vicente, Instituto de Estudios Bancarios and of certain affiliates of Enami and Colbún. He received a civil engineering degree from the Universidad de Chile as well as a Masters in Law and Diplomacy and an International Studies Ph.D from Tufts University, The Fletcher School of Law and Diplomacy.

Hugo Verdegaal became a Director on March 12, 2013. Mr. Verdegaal has more than 30 years experience as a business manager and senior client banker in the Latin America markets. Mr. Verdegaal has served as Citigroup’s and Citicorp’s Latin America managing director in the investment banking and corporate finance divisions in New York, as well as vice president of Citibank in Sao Paulo, Brazil. He received an M.A./B.A. in Economics degree from the Erasmus University (formerly Netherlands School of Economics), as well as an M.B.A. from the University of Michigan, Ann Arbor.

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

Ana Beatriz Holuigue Barros became a Director on August 30, 2011. Previously, Ms. Holuigue was a professor at the Universidad Católica de Chile and served various roles at COPEC. She currently serves on the board of directors of Grupo de Radios Dial, Copesa and Supermercados de Chile S.A., among others. She received a B.A. in Business and Administration from the Universidad Católica de Chile.

Our Executive Officers as of December 31, 2012 are as follows:

Executive Officer	Position	Age
Fernando Massú Tare	Chief Executive Officer	56
Eugenio Gigogne Miqueles	Chief Financial Officer	48
Cristián Canales Palacios	Director – Legal Services, Control & Customer Service	48
José Francisco Sánchez Figueroa	Director – Wholesale banking	59
Richard Kouyoumdjian Inglis	Director — Investment Projects, Re-engineering and Administration	48
Christian Misle Jano	Director – Executive Committee	43
Oscar Cerda Urrutia	Division Head — Companies & SME	57
Ricardo Torres Borge	Division Head – Real Estate	48
Pedro Silva Yrarrázaval	Division Head — International and Finance	53
Rodrigo Arroyo Pardo	Division Head – Treasury	41
Gerardo Schlotfeldt Leighton	Division Head — Retail Banking and Banco Condell	53
Jorge Hechenleitner Adams	Division Head — Wealth Management	55
Andrés García Lagos	Division Head — Assets Management	35
José Brito Figari	Division Head — Commercial Credit Risk	51
Jorge Garrao Fortes	Division Head — Retail Credit Risk	41
Rodrigo Oyarzo Brncic	Division Head – Larger Corporate and Real Estate Companies	41
Armando Ariño Joiro	Division Head — IT	47
Américo Becerra Morales	Division Head — Operations	52
Patricia Retamal Bustos	Division Head — Synergies	41
Marcela Leonor Jiménez Pardo	Division Head —Human Resources	38
María Gabriela Salvador Broussaingaray	Division Head — Customer Service	44
Jaime Munita Valdivieso	Chief Executive Officer – Banco CorpBanca Colombia	43
Fernando Burgos Concha	General Manager — New York Branch	59
José Manuel Mena Valencia	Comptroller Manager — Reports to Audit Committee	57

Fernando Massú Tare became the Chief Executive Officer on February 6, 2012. Mr. Massú previously served as a Director and Second Vice Chairman of our Board of Directors from October 15, 2009 until January 24, 2012. Prior to this, Mr. Massú served as Group Corporate Director of CorpGroup (2008). Previously, he held the position of Global Wholesale Banking Director at Banco Santander-Chile from 1995-2007. Between 1992 and 1995, Mr. Massú had management positions within the Santander Group in Portugal and Canada. From 1982 to 1992, Mr. Massú worked as General Manager Citicorp Chile Agencia de Valores. Mr. Massú received a B.A. in Business and Administration from Universidad Adolfo Ibañez and attended a Professional Management Course at Harvard University.

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

Christian Misle Jano became Director of the Executive Committee in April 2012. Prior to his new role, he was Manager of Large Companies and Corporate at CorpBanca since March 2010. Mr. Misle received an undergraduate degree in Commercial Engineering from the Universidad de Santiago de Chile.

Oscar Cerda Urrutia has served as the Division Head of Companies & SME since June 2008. Mr. Cerda was previously the Chief Executive Officer of Banco Ripley. Mr. Cerda received a B.A. in Business and Administration from the Universidad de Concepcion.

Ricardo Torres Borge became the Division Head of Real Estate in March 2012. Previously, he worked in Banco Santander’s Investment Banking area for sixteen years under the following titles: Investment Funds Director, General Manager of Santander S.A. Administradora de Fondos de Inversión, Real Estate Investment Banking Director, Structured Finance Director, Corporate, Investment Banking and M&A Director, and Equities Director. He was also in charge of Euroamérica’s Corporate Finance area for one year. Mr. Torres received an undergraduate degree in Commercial Engineering from the Universidad Austral de Chile.

Pedro Silva Yrarrázaval has served as the Division Head of International and Finance since October 2006. Mr. Silva was previously the Chief Executive Officer of our subsidiary CorpBanca Administradora General de Fondos S.A. (Asset Management). Mr. Silva received a B.A. in Business and Administration from the Universidad de Chile. Mr. Silva also received a M.B.A. from the University of Chicago.

Rodrigo Arroyo Pardo became Division Head of Treasury in March 2012. Prior to his new role, he was Manager of Large Companies, Corporate & Real State of CorpBanca. Mr. Arroyo has been with CorpBanca since 2005 when he worked as an Assistant Manager of Investments in Local Currency. He was later named Manager of Trading in 2007. Previously, Mr. Arroyo worked for Grupo Santander for seven years and Metlife for five years. Mr. Arroyo received a B.A. in Business and Administration from the Universidad de Santiago de Chile and a M.B.A. from the Universidad Adolfo Ibañez.

Rodrigo Oyarzo Brncic became Division Head of Larger Corporate and Real Estate Companies in January 2012. Previously, he was Manager of Structured Business from January 2009 to December 2011. Mr. Oyarzo received a B.A. in Business and Administration from the Universidad de Santiago.

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

Patricia Retamal Bustos became Division Head of Synergies in January 2012. She has been with CorpBanca for four years, first as Manager of Corporate Banking. Ms. Retamal has 17 years of experience working at banks in the commercial credit risk and Large Companies and Corporations areas. She spent five years working at Banco Santander-Chile and eight years at Banco de Chile. Ms. Retamal received a B.A. in Business and Administration from the Universidad de Santiago de Chile.

Marcela Leonor Jiménez Pardo became Division Manager of Human Resources in July 2012. Previously, she served in the Global Banking Consulting Group at Banco de Chile since 2008. Ms. Jiménez received an undergraduate degree in Phicology from the Pontificia Universidad Católica de Chile. She also holds a postgraduate degree in Human Resources Management from the Adolfo Ibáñez.

María Gabriela Salvador Broussaingaray has served as the Division Head of Customer Service of CorpBanca since April 2010. Previously, Ms. Salvador had the same responsibility in Banco de Chile. Ms. Salvador received a B.A. in Business and Economics from the Universidad de Chile and has more than 18 years of experience in the financial sector.

Jaime Munita Valdivieso became Chief Executive Officer of Banco CorpBanca Colombia in May 2012. Previously, Mr. Munita worked for Grupo Santander Chile from 1997 to 2008, where he served as Manager at the Santander Chile Securities Agency, as Area Chief at Banco Santander Chile and as Fund Manager at Santander

Asset Management. He also previously served as a direct advisor to CorpBanca, and currently serves as a member of the Banco CorpBanca Colombia Board of Directors. Mr. Munita received an undergraduate degree in Commercial Engineering from the Universidad de Finis Terrae and a Master of Business Administration from the Universidad Alfonso Ibáñez.

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

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the individual compensation of our directors or officers. For the year ended December 31, 2012, we paid fees to each of our directors in the amount of UF100 per month and the chairman UF600 per month. No amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers. In the ordinary shareholders’ meeting held in March 2013, the Board of Directors agreed to pay each director UF100 per month and the chairman UF600 per month. We engaged in transactions with companies controlled by certain of our directors under the applicable requirements of the Chilean Corporations Law. In 2012, we paid our senior management and Directors-Audit Committee members an aggregate of Ch$16,270 million. Chilean law does not require us to have a compensation committee.

C.	BOARD PRACTICES

The period during which the directors have served in their office is shown in the table under Section A of this Item 6. The date of expiration of the current term of office is shown in the table below:

Director	Date of Expiration of Term
Jorge Andrés Saieh Guzmán	March 2016
Fernando Aguad Dagach	March 2016
Jorge Selume Zaror	March 2016
Rafael Guilisati Gana	March 2016
Francisco León Délano	March 2016
Francisco Mobarec Asfura	March 2016
Gustavo Arriagada Morales	March 2016
José Luis Mardones Santander	March 2016
Hugo Verdegaal	March 2016
María Catalina Saieh Guzmán	March 2016
Ana Beatriz Holuigue Barros	March 2016

Pursuant to the provisions of our bylaws, all the board will be renewed every three years, based on length of service and according to the date and order of their respective appointments.

THE DIRECTORS COMMITTEE AND AUDIT COMMITTEE

On August 31, 2011, the Directors Committee merged with the Audit Committee. The Directors Committee then became responsible for all functions of the Audit Committee, or the Directors-Audit Committee. On March 12, 2013, the Directors-Audit Committee was split into two different committees, The Audit Committee and the Directors Committee, to make their respective functions more specialized and efficient.

The Audit Committee is currently comprised of six members, four of them are also members of the Board of Directors: Messrs. Gustavo Arriagada Morales, who chairs it, Rafael Guilisasti, Hugo Verdegaal, María Catalina Saieh Guzmán, Alejandro Ferreiro Yazigi and Juan Echeverría González.

The Directors Committee is comprised of four members; three of them are also members of the Board of Directors: Messrs. Gustavo Arriagada Morales, who chairs it, Hugo Verdegaal, José Luis Mardones Santander and Juan Echeverría González.

Mr. Ferreiro has been a member of the Audit Committee (formerly the Directors-Audit Committee) since 2010. Mr. Ferreiro had a career in the Chilean public sector, where he served as Minister of Economics between 2006 and 2008. Mr. Ferreiro was also Superintendent of Securities and Insurance (2003-2006), Superintendent of Pension Funds (2000-2003) and Superintendent of Social Security Health Plans (ISAPRES). He is currently a director of several public listed companies in Chile, such as Madeco S.A., E.CL S.A. (formerly Empresa Eléctrica del Norte Grande S.A.), Essbio S.A., Esval S.A. and Compañía de Seguros CorpVida S.A. Mr. Ferreiro was also appointed as a member of the Counsel for Transparency by President Bachelet and approved by 2/3 of the Senate to serve a 6 year term (2008-2014). Mr. Ferreiro received a law degree from the Universidad de Chile and received a Masters degree from the University of Notre Dame.

Mr. Echeverría has been a member of the Directors Committee and the Audit Committee (formerly the Directors-Audit Committee) since 2012. Mr. Echeverría is currently Corporate Chief Compliance Officer at CorpGroup. He was in charge of Deloitte’s audits of Banco Osorno, BBVA, Banco del Desarrollo, Banco Internacional, Financiera Condell, Banco CorpBanca Venezuela, and of several services provided to such financial institutions. Mr. Echverría is currently a director and a member of the audit committee of Compañía Minera San Gerónimo and CorpGroup Activos Inmobiliarios S.A., a director of Banco CorpBanca Colombia, and an advisor to the Board of Directors and Audit Committee of Copesa. He has participated in several local and international seminars regarding corporate governance, restructurings and business acquisitions. Mr. Echeverría received B.A. in Accounting from Universidad de Chile and received a Masters degree from the Universidad Adolfo Ibáñez.

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

The Directors Committee’s and Audit Committee’s responsibilities are, among others:

•

reviewing the reports of the internal and external auditors, the balance sheet and any other financial statements presented by the administration to the shareholders, and to pronounce about it previous to its presentation to the shareholders for approval,

•	recommending external auditors and rating agencies to the Board of Directors,
•	reviewing operations with related parties and reporting to the Board of Directors,
•	reviewing the compensation plans of executive officers and principal officers,
•	examining the systems of remuneration and compensation plans for managers, senior executives and employees of the Company,
•	preparing an annual report about its activities, including its main recommendations to shareholders,

•	other duties required by our by-laws, a shareholders meeting and our Board of Directors,
•	proposing external auditors to the Board of Directors or the Directors Committee,
•	proposing rating agencies to the Board of Directors or the Directors Committee,
•	analyzing and supervising the activities, organizational structure and qualifications of our internal auditing staff, whom report directly to the Audit Committee,
•	analyzing the rating agencies’ reports and their content, procedures and scope,
•	approving the audit plan for us and our affiliates,
•	reviewing audits and internal reports,
•	coordinating with internal and external auditors,
•	reviewing annual and interim financial statements and informing the Board of Directors of the results of such reviews,
•	reviewing the reports, procedures and extent of the work of external auditors,
•	reviewing the procedures and content of reports from external risk evaluators,
•	discussing the effectiveness and reliability of internal control procedures,
•	reviewing the performance of information systems, their sufficiency, reliability and use in decision making,
•	discussing the observance of internal regulations related to compliance with laws and regulations,
•	reviewing and deliberating on issues related to conflicts of interests,
•	investigating suspected fraudulent activities,
•	reviewing the inspection reports, instructions and presentations from the SBIF,
•	reviewing compliance with the annual program of internal auditing,
•	informing the Board of Directors of any change in accounting principles and its effects, and
•

Other duties of the Audit Committee include, as needed: (i) reviewing procedures to detect money-laundering; (ii) asking internal auditors to perform specific tasks; (iii) making recommendations on specific tasks to external auditors, and (iii) intervening in any other situation where intervention is warranted in the committee’s discretion.

The Directors Committee and Audit Committee have charters that establish their composition, organization, objectives, duties, responsibilities and extension of their activities. The SBIF requires the Directors and Audit Committee to meet at least every four months and to provide an annual written report to the Board of Directors informing it of their activities. The report must also be presented to the annual shareholders’ meeting. According to their charter, the Directors Committee and Audit Committee meet twice per month.

OTHER COMMITTEES

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee

This committee is in charge of preventing money laundering and terrorism financing. Its main purposes include planning and coordinating activities to comply with related policies and procedures, being informed of work carried out by the Compliance Officer and making decisions on any improvements to control measures proposed by the Compliance Officer. This committee is comprised of one director, the Chief Executive Officer, the Legal and Control Director, one Area Manager and the Compliance Officer. This committee has the authority to request attendance from any executives or associates that it deems necessary. The committee has regular monthly meetings and holds extraordinary sessions when considered appropriate by any of its members.

Compliance Committee

The purpose of this committee is to monitor compliance with the Codes of Conduct and other complementary rules; establish and develop procedures necessary for compliance with these codes; interpret, administer and supervise compliance with these rules; and resolve any conflicts that may arise. This committee is comprised of one director; the Chief Executive Officer; the Legal and Control Director; the Human Resources and the Compliance Officer.

D.	EMPLOYEES

As of December 31, 2012, on a consolidated basis, we had 5,163 employees. Approximately 39% of our employees were unionized as of December 31, 2012. All management positions are held by non-unionized employees. We believe that we have good relationships with our employees and the unions to which some of our employees belong.

As of December of each of the years ended 2010, 2011 and 2012, we had 3,422, 3,461 and 5,163 employees, respectively, on a consolidated basis.

The table below shows our employees by geographic area:

	Year Ended December 31
	2010	2011	2012
Chile	3,404	3,443	3,574
Colombia	-	-	1,566
United States	18	18	23

E.	SHARE OWNERSHIP

Mr. Saieh Bendeck together with his family maintains an indirect ownership of 75.6% of Corp Group Banking S.A. and CorpGroup Inversiones Bancarias Ltda. In addition, Mr. Saieh Bendeck with his family are indirect holders of 100% of the ownership rights of Compañía Inmobiliaria y de Inversiones Saga Ltda. and also of Inversiones Frater Ltda. and RCC Fondo de Inversión Privado. As of the date hereof, these holding companies, controlled by Mr. Saieh Bendeck, beneficially own approximately 45.9%, 4.1%, 7.9%, 0.3% and 0.0015% of our outstanding shares, respectively. On January 18, 2013, Mr. Aguad sold all of his common shares in a registered offering in the United States and elsewhere outside of Chile and in a local offering in Chile. Previously, Mr. Aguad and his family indirectly beneficially owned approximately 1% of our outstanding common shares. Other than as stated above, no director or officer owns 1% or more of our outstanding common shares.

Our directors and senior managers do not have different or preferential voting rights with respect to those shares they own.

We do not have any arrangements for issuing capital to our employees, including any arrangements that involve the issue or grant of options of our shares or securities.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Our only outstanding voting securities are our common shares. As of December 31, 2012, we had 293,358,194,234 common shares outstanding.

At the extraordinary shareholders meeting held on November 6, 2012, CorpBanca’s shareholders approved a proposal by the Board of Directors to (i) cancel the common shares that were authorized pursuant to the terms agreed to at the extraordinary shareholders meeting held on April 10, 2012 but were not subscribed, and (ii) approved a capital increase in the amount of 47,000,000,000 common shares. On November 27, 2012, the Board of Directors authorized the issuance of 47,000,000,000 common shares.

The common shares were sold in (i) a registered offering in the United States and elsewhere outside of Chile on January 18, 2013, (ii) a local offering in Chile on January 18, 2013, and (iii) a preferential offering period beginning on January 16, 2013 and ending on February 14, 2013. CorpBanca’s shareholders subscribed approximately 99% of the newly issued shares.

The following table sets forth information with respect to the record and beneficial ownership of our capital stock as of April 30, 2013, except treasury shares which have been included in the table below:

Stockholder	Number of Shares	Percentage of total share capital	Number of Votes	Percentage of Voting and Dividend rights
Corp Group Banking S.A.(1)(3)	153,354,431,458	45.06%	153,354,431,458	45.06%
Compañía Inmobiliaria y de Inversiones Saga Ltda.(2)(3)	18,697,285,842	5.49%	18,697,285,842	5.49%
Compañía de Seguros CorpSeguros S.A.	7,134,057,374	2.10%	7,134,057,374	2.10%
Other investment companies	4,353,842	0.00%	4,353,842	0.00%
Saieh Group	181,944,407,326	53.46%	181,944,407,326	53.46%

IFC	17,017,909,711	5.00%	17,017,909,711	5.00%

Sierra Nevada Investment Chile Dos Ltda. (Santo Domingo Group)	9,817,092,180	2.88%	9,817,092,180	2.88%

ADRs holders and foreign investors	41,353,479,746	12.15%	41,353,479,746	12.15%
AFPs (Administradoras de Fondos de Pensiones)	25,916,947,894	7.61%	25,916,947,894	7.61%
Securities Brokerage	20,337,712,854	5.98%	20,337,712,854	5.98%
Other minority shareholders	43,970,644,523	12.92%	43,970,644,523	12.92%
Other shareholders	131,578,785,017	38.66%	131,578,785,017	38.66%

Total	340,358,194,234	100.00%	340,358,194,234	100.00%

(1)

As of December 31, 2012, Corp Group Financial Chile B.V., or CGFC, indirectly owned 100% of the outstanding capital stock of Corp Group Banking S.A., or CGB. CGFC is controlled by Mr. Saieh Bendeck who, together with his family, indirectly owns a majority of its voting stock. Accordingly, beneficial ownership of CGB’s shares is attributed to Mr. Saieh Bendeck and his family, and Mr. Saieh Bendeck and family thereby also indirectly control CorpBanca. As set forth in footnote (2) below, Mr. Saieh Bendeck and his spouse also indirectly beneficially own an additional 9.2% of the shares of CorpBanca through Saga (as defined below).

(2)

Compañía Inmobiliaria y de Inversiones Saga Ltda., or Saga, is indirectly controlled by Mr. Saieh Bendeck and his spouse. Accordingly, beneficial ownership of Saga’s shares is attributed to Mr. Saieh Bendeck and his spouse.

(3)	Mr. Saieh Bendeck and his family are deemed to have beneficial ownership of these common shares.

On November 21, 2003, Corp Group Banking S.A. completed the offering and sale of 5,287,726 ADSs, representing an aggregate of 26,438,630,000 common shares, or 5,000 common shares per ADS, in a transaction exempt from the registration requirements of the Securities Act pursuant to Rule 144A and Regulation S thereunder. Concurrently with the ADSs offering, Corp Group Banking S.A. completed a public offering and sale of 26,438,637,013 common shares in Chile. In October 2004, we conducted a public offering of ADSs in exchange for ADSs that had been issued pursuant to Rule 144A. Also, on November 1, 2004, our ADSs were listed on the New York Stock Exchange.

As of December 31, 2012, ADR holders (through the depositary) held approximately 1.6% of our total common shares, represented by one registered shareholder. The remaining 98.4% of our total shares were held locally, in Chile, represented by 6,539 local and foreign shareholders. All of our shareholders have identical voting rights.

B.	RELATED PARTY TRANSACTIONS

GENERAL

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. The Chilean Corporations Law requires that our transactions with related parties be in our interest and also on an arm’s-length basis or on similar terms to those customarily prevailing in the market. We are required to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. In the event that the transaction is not within the ordinary course of business, prior to its effectiveness, the Directors Committee must prepare a report describing the conditions of the operation and present it to the Board of Directors for its express approval. Directors of companies that violate this provision are liable for the resulting losses. Under the General Banking Law, transactions between a bank and its affiliates are subject to certain additional restrictions.

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

These rules are not applicable to non-material transactions in terms of amounts involved; transactions included in the ordinary course of business of the corporation, according to the policies approved by the board; and transactions with another entity of which the corporation owns at least 95% of its shares or rights.

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

As of December 31, 2010, 2011 and 2012, loans to related parties totaled Ch$125,620 million, Ch$87,950 million and Ch$170,957 million, respectively, and related party receivables, other than loans, totaled Ch$22,739 million, Ch$22,022 million and Ch$47,251 million, respectively. See note 33 to our financial statements for a more detailed accounting of transactions with related parties.

LOANS TO RELATED PARTIES

As of December 31, 2010, 2011 and 2012, loans to related parties were as follows:

	2010
	Operating Companies	Investment Companies	Individuals(1)
	(in millions of Ch$)
Loans and receivables to customers
Commercial loans	117,043	2,466	306
Mortgage loans	-	-	4,184
Consumer loans	1	-	1,931
Loans and receivables to customers - gross	117,044	2,466	6,421
Provision for loan losses	(291)	(4)	(16)

Loans and receivables to customers, net	116,753	2,462	6,405

Other	1,240

	2011
	Operating Companies	Investment Companies	Individuals(1)
	(in millions of Ch$)
Loans and receivables to customers
Commercial loans	83,374	2,509	1,012
Mortgage loans	-	-	6,105
Consumer loans	4	-	819
Loans and receivables to customers - gross	83,378	2,509	7,936
Provision for loan losses	(5,866)	-	(7)

Loans and receivables to customers, net	77,512	2,509	7,929

Other	8,930

	2012
	Operating Companies	Investment Companies	Individuals(1)
	(in millions of Ch$)
Loans and receivables to customers
Commercial loans	138,675	13,682	791
Mortgage loans	-	-	16,231
Consumer loans	817	-	6,337
Loans and receivables to customers – gross	139,492	13,682	23,359
Provision for loan losses	(5,023)	(201)	(352)

Loans and receivables to customers, net	134,469	13,481	23,007

Other	9,627	-	2,468

(1)	Includes debt obligations that are equal to or greater than UF3,000 indexed-liked units of account, equivalent to Ch$68.5 million as of December 31, 2012.

All loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. During 2010, 2011 and 2012, and in accordance with IFRS, the largest amounts of related party loans outstanding amounted to Ch$128,297 million, Ch$112,812 million and Ch$173,625 million, respectively.

OTHER TRANSACTIONS WITH RELATED PARTIES

During 2010, 2011 and 2012, we had the following income (expenses) from services provided to (by) related parties:

	Year ended December 31,
	2010	2011	2012
Company	Income (expenses)	Income (expenses)	Income (expenses)
	(in millions of Ch$)
Inversiones Corpgroup Interhold Limitada	(1,931)	(1,993)	(2,059)
Nexus S.A.	(922)	(900)	(916)
Transbank S.A.	(2,110)	(2,367)	(2,492)
Recaudaciones y Cobranzas S.A.	(792)	(985)	(1,217)
Redbanc S.A.	(800)	(1,442)	(1,539)
Fundación Corpgroup Centro Cultural	(133)	(2,203)	(624)
Fundación Descubreme	–	–	(66)
Inmobiliaria e Inversiones San Francisco Ltda.	(174)	(177)	(264)
Asesorías Santa Josefina Ltda.	(146)	(151)	(147)
Inmobiliaria e Inversiones Boquiñeni Ltda.	(66)	(58)	–
Promoservice S.A.	(372)	(1,032)	(1,438)
Compañía de Seguros Vida Corp. S.A.	(226)	(281)	(362)
Inmobiliaria Edificio Corp Group S.A.	(2,445)	(2,357)	(2,552)
Empresa Periodistica La Tercera S.A.	(36)	(244)	(183)
SMU S.A. Rendic Hnos S.A.	(15)	(1,447)	(36)
Inmobiliaria e Inversiones B y F Limitada	(712)	(1,441)	–
Corpbanca Investment Valores S.A. Comisionista de Bolsa	–	–	765
Corpbanca Investment Trust S.A. Sociedad Fiduciaria	–	–	984
	(10,880)	(17,078)	(12,146)

These transactions were carried out on terms normally prevailing in the market at the date of the transaction.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.            FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

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

DIVIDEND POLICY

Under the Chilean Corporations Law, as defined herein, Chilean open stock companies, such as ours, are generally required to distribute at least 30% of their net income each year, unless otherwise agreed by the unanimous consent of our shareholders. Provided that the statutory minimum is observed, Chilean law allows a majority of the shareholders to change and approve our dividend policy for any given period. In the event of any loss of capital or of the legal reserve, no dividends can be distributed so long as such loss is not recovered from earnings or otherwise. No dividends above the legal minimum can be distributed if doing so would result in the bank exceeding its indebtedness ratio or its lending limits.

The balance of our distributable net income is generally retained for use in our business (including for the maintenance of any required legal reserves). Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends. Our actual dividend policy is to distribute at least 50% of each fiscal year net income, calculated as total net income for the period less an amount which maintains capital constant in real terms. Dividend distributions in 2010, 2011 and 2012 each amounted to 100%, 100% and 50% of net income for the previous fiscal year, respectively.

In the event that dividends are paid, holders of ADSs will be entitled to receive dividends to the same extent as the owners of common shares. Dividends received by holders of ADSs will, absent changes in Chilean exchange controls or other laws, be converted into U.S. dollars and distributed net of currency exchange expenses and fees of the depositary and will be subject to Chilean withholding tax, currently imposed at the rate of 35% (which may be subject to credits in certain cases). Owners of ADSs are not charged with any fees with respect to cash or stock dividends.

B.	SIGNIFICANT CHANGES

At the extraordinary shareholders meeting held on November 6, 2012, CorpBanca’s shareholders approved a proposal by the Board of Directors to (i) cancel the common shares that were authorized pursuant to the terms agreed to at the extraordinary shareholders meeting held on April 10, 2012 but were not subscribed, and (ii) approved a capital increase in the amount of 47,000,000,000 common shares. On November 27, 2012, the Board of Directors authorized the issuance of 47,000,000,000 common shares.

The common shares were sold in (i) a registered offering in the United States and elsewhere outside of Chile on January 18, 2013, (ii) a local offering in Chile on January 18, 2013, and (iii) a preferential offering period beginning on January 16, 2013 and ending on February 14, 2013. CorpBanca’s shareholders subscribed approximately 99% of the newly issued shares.

On January 16, 2013, CorpBanca issued US$800 million aggregate principal amount of 3.125% Senior Notes. CorpBanca expects to use the net proceeds of this offering for general corporate purposes, primarily to fund lending activities.

On February 8, 2013, our subsidiary, CorpBanca Colombia, issued two series of subordinated bonds in the local Colombian market in the aggregate principal amount of US$140 million. CorpBanca Colombia expects to use the net proceeds of these offerings to fund the growth of CorpBanca Colombia.

At the ordinary shareholder meeting on March 7, 2013, our shareholders approved the following proposals: a proposal by the Board of Directors to distribute 50% of net income generated during 2012 in the form of a dividend, and the monthly compensation for the members of the Board of Directors in the amount of UF100 for each Director, and UF600 for the Chairman of the Board of Directors.

ITEM 9.            OFFER AND LISTING DETAILS

A.	OFFER AND LISTING DETAILS

PRICE HISTORY

The table below shows, for the periods indicated, high and low closing prices (in nominal Chilean pesos) of the common shares on the Santiago Stock Exchange and of our ADSs on the New York Stock Exchange.

	Santiago Stock Exchange		New York Stock Exchange
	Common Shares		ADSs
	High	Low	High	Low
	(Ch$ per share (1))		(US$ per ADS(2))
Annual Price History
2008	3.38	2.31	35.15	16.90
2009	4.10	2.40	42.40	19.26
2010	8.90	4.10	94.00	39.00
2011	8.78	5.81	93.76	17.05
2012	7.40	5.50	23.08	17.11
Quarterly Price History
2011 1st Quarter(3)	8.78	6.85	93.76	21.10
2011 2nd Quarter	7.82	7.10	25.70	22.09
2011 3rd Quarter	7.38	5.81	24.77	17.00
2011 4th Quarter	7.10	6.02	21.72	16.80
2012 1st Quarter	7.40	6.37	23.08	19.61
2012 2nd Quarter	6.70	6.18	21.26	18.32
2012 3rd Quarter	6.36	5.50	19.42	17.11
2012 4th Quarter	6.43	5.60	21.00	17.77
Monthly Price History
October 2012	6.33	5.60	20.50	17.77
November 2012	6.40	5.94	21.00	18.50
December 2012	6.43	6.14	20.40	19.25
January 2013	6.85	6.44	21.66	20.32
February 2013	6.98	6.72	22.19	21.15
March 2013	6.96	6.44	22.06	20.67
April 2013(4)	6.64	6.14	20.94	19.34

Sources: Santiago Stock Exchange Official Quotation Bulletin; NYSE.

(1)	Chilean pesos per share reflect nominal price at trade date.
(2)	Price per ADS in US$: one ADS represents 5,000 common shares.
(3)	On February 23, 2011, CorpBanca changed the ratio of the ADSs from 5,000 common shares to one ADS to 1,500 common shares to one ADS.
(4)	Through April 30, 2013.

As of the date of this Annual Report, no trading suspensions relating to our common shares have occurred.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Set forth below is material information concerning our share capital and a brief summary of the significant provisions of our by-laws, as defined below, and Chilean law. This description contains material information concerning the shares, but does not purport to be complete and is qualified in its entirety by reference to our by-laws, the General Banking Law, the Chilean Corporations Law and the Chilean Securities Market Law each referred to below.

GENERAL

Shareholder rights in a Chilean bank that is also an open-stock (public) corporation are governed by the corporation’s by-laws, which effectively serve the purpose of both the articles or certificate of incorporation and the by-laws of a company incorporated in the United States, by the General Banking Law and secondarily, to the extent not inconsistent with the latter, by the provisions of Chilean Corporations Law applicable to publicly traded corporations except for certain provisions which are expressly excluded. Article 137 of the Chilean Corporations Law provides that all provisions of the Chilean Corporations Law take precedence over any contrary provision in a corporation’s by-laws. Both the Chilean Corporations Law and our by-laws provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such are to be brought in Chile in arbitration proceedings, notwithstanding the plaintiff’s right to submit the action to the ordinary courts of Chile.

The Chilean securities markets are principally regulated by the SVS under the Chilean Securities Market Law and the Chilean Corporations Law. In the case of banks, compliance with these laws is supervised by the SBIF. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation and protection of minority investors. The Chilean Securities Market Law sets forth requirements relating to public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Corporations Law sets forth the rules and requirements for establishing open stock corporations while eliminating government supervision of closed (closely-held) corporations. Open stock (public) corporations are those that voluntarily or are legally required to register their shares in the Securities Registry.

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

Without prejudice to any other incapacity or incompatibility established by the Chilean Corporations Law and the General Banking Law, the following may not be directors: (a) those persons who have been sentenced or are being tried, either as principals or accessories, for crimes punishable with a penalty of temporary or permanent suspension from or incapacity to hold public office, (b) those persons who have been declared bankrupt and have not been rehabilitated, (c) members of the Chilean Congress, (d) directors or employees of any other financial institutions, brokers and security traders, together with its directors, officers, executives and managers; employees appointed by the President of the Republic and employees or officers of (i) the State, (ii) any public service, public institution, semi-public institution, autonomous entity or state-controlled company, or any such entity, a Public Entity, or (iii) any enterprise, corporation or public or private entity in which the State or a Public Entity has a majority interest, has made capital contributions, or is represented or participating, provided that persons holding positions in teaching activities in any of the above entities may be directors, and (e) the bank’s employees, which shall not prevent a director from holding on a temporary basis and for a term not to exceed ninety days the position of General Manager. The Chief Executive Officer may not be elected as a director.

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

Each shareholder shall be entitled, however, to cast his vote by means of a ballot signed by him, stating whether he signs for his own account or as a representative. This entitlement notwithstanding, in order to expedite the voting process, it can be ordered that the vote be taken alternatively or by oral vote or by means of ballots. At the time of polling, the Chairman may instruct that the votes be read aloud, in order for those in attendance to count for them the number of votes issued and verify the outcome of the voting process.

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

OWNERSHIP RESTRICTIONS

Under Article 12 of the Chilean Securities Market Law and the regulations of the SBIF, shareholders of open stock corporations are required to report the following to the SVS and the Chilean stock exchanges:

•	any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or ceasing to own, directly or indirectly, 10% or more of an open stock corporation’s share capital, and
•

any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of an open stock corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

The foregoing requirements also apply to the acquisition or sale of securities or agreements which price or return depends or is conditioned (all or in a significant part) to changes or movements in the price of such shares. The report shall be made the day following the execution of the transaction.

In addition, majority shareholders must state in their report whether their purpose is to acquire control of the company or if they are making a financial investment. A beneficial owner of ADSs representing 10% or more of our share capital will be subject to these reporting requirements under Chilean law. The Chilean Securities Market Act also sets forth certain regulations on takeovers of corporations.

Under Article 54 of the Chilean Securities Market Law and the regulations of the SVS, persons or entities intending to acquire control, directly or indirectly, of a publicly traded company, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such acquisition at least 10 business days before the date on which the transaction is to be completed, but in any case, as soon as negotiations regarding the change of control begin (i.e., when information and documents concerning the target are delivered to the potential acquirer) through a filing with the SVS, the stock exchanges and the companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations.

Prior to such publication, a written communication to such effect must be sent to the target corporation, the controlling corporation, the corporations controlled by the target corporation, the SVS, and to the Chilean stock exchanges on which the securities are listed.

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

Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the SVS provides that the following transactions shall be carried out through a tender offer:

•

an offer which allows a person to take control of a publicly traded company (sociedad anónima abierta), unless (i) the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange, (ii) those shares are acquired (a) through a capital increase, (b) as a consequence of a merger, (c) by inheritance, or (d) through a forced sale;

•

an offer for all the outstanding shares of a publicly traded company (sociedad anónima abierta) upon acquiring two thirds or more of its voting shares, in which case such controlling shareholder must offer to purchase the remaining shares from the investing shareholders in a tender offer, unless (i) the controlling shareholder has reached 2/3 of the voting shares through a tender offer for all of the shares of the company, or (ii) it reaches such percentage as a result of a reduction of the capital of the company by operation of law (this offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the two months immediately preceding the acquisition); and

•

an offer for a controlling percentage of the shares of a listed operating company if such person intends to take control of the company (whether listed or not) controlling such operating company, to the extent that the operating company represents 75% or more of the consolidated net worth of the holding company.

Article 200 of the Chilean Securities Market Law prohibits any shareholder that has taken control of a publicly traded company to acquire, within the period of 12 months from the date of the transaction that permitted such shareholder to take control of the publicly traded company, a number of shares equal to or higher than 3% of the outstanding issued shares of the target without making a tender offer at a price per share not lower than the price paid at the time of the change of control transaction. However, if the acquisition is made on a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

Title XV of the Chilean Securities Market Law sets forth the basis to determine what constitutes control of a business group and a related party while Title XXV establishes a special procedure for acquiring control of an open stock corporation through a tender offer. The Chilean Securities Market Law defines control as the power of a person, or group of persons acting pursuant to a joint action agreement, to direct the majority of the votes in the shareholders meetings of the corporation, or to elect the majority of members of its board of directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group of persons acting together pursuant to a joint action agreement holding, directly or indirectly, at least 25% of the voting share capital, unless:

•	another person or group of persons acting pursuant to a joint action agreement, directly or indirectly, control a stake equal to or higher than the percentage controlled by such person or group,
•

the person or group does not control, directly or indirectly, more than 40% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5% of the voting share capital, and

•	in cases where the SVS has ruled otherwise, based on the distribution or atomization of the overall shareholding.

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

Likewise, the SVS may determine that a joint action agreement exists between two or more entities considering, among others, the number of companies in which they simultaneously participate and the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at shareholders’ meetings.

According to Article 96 of the Chilean Securities Market Law a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or securities issued by, them. According to the Chilean Securities Market Law the following entities are part of the same business group:

•	a company and its controlling person,
•	all the companies with a common controlling person and the common controlling person, and
•	all the entities that the SVS declare to be part of the business group due to one or more of the following reasons:
•	a substantial part of the assets of the company are involved in the business group, whether as investments in securities, equity rights, loans or guaranties,
•	the company has a significant level of indebtedness and that the business group has a material participation as a lender or guarantor, and
•

when the controller is a group of entities, that the company is a member of a controlling person of the entities mentioned in the first two bullets above and there are grounds to include it in the business group.

Article 36 of the General Banking Law states that as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10% of the shares of a bank without the prior authorization of the SBIF, which may not be unreasonably withheld. The prohibition would also apply to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the SBIF considers a number of factors enumerated in the General Banking Law, including the financial stability of the purchasing party.

Article 35 bis of the General Banking Law requires the prior authorization of the SBIF is required for:

•	the merger of two or more banks,
•	the acquisition of all or a substantial portion (more than one third) of a banks’ assets and liabilities by another bank,
•	the control by the same person, or controlling group, of two or more banks, or
•	a substantial increase in the share ownership by a controlling shareholder of a bank (understood as either acquiring a majority or two thirds of the bank’s shares).

Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans (colocaciones), defined by the SBIF to be more than 15% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the SBIF pursuant to a report from the Chilean Central Bank’s Counsel. Alternatively, a purchase, merger or expansion, when the acquiring bank or resulting group would have a market share in loans defined by the SBIF to be more than 20% of all loans in the Chilean banking system, may be conditioned on one or more of the following:

•	that the bank or banks maintain an effective net equity higher than 8% and up to 14% of their risk weighted assets,
•	that the technical reserve established in Article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves, or
•	that the margin for interbank loans be diminished to 20% of resulting bank’s effective net equity.

If the acquiring bank or resulting group would have a market share in loans defined by the SBIF to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining an effective net equity not lower than 10% of their risk-weighted assets for the time set forth by the SBIF, which may not be less than one year. The calculation of risk-weighted assets is based on a five-category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

According to the General Banking Law a bank may not grant loans to related parties on more favorable terms than those generally offered to non-related parties. Article 84 No. 2 of the General Banking Law and the regulations issued by the SBIF create the presumption that natural persons who are holders of shares and who beneficially own more than 1% of the shares are related to the bank and imposes certain restrictions on the amounts and terms of loans made by banks to related parties. This presumption would also apply to beneficial owners of ADSs representing more than 1% of the shares, and accordingly the limitations of Article 84 No. 2 would be applicable to such beneficial owners. Finally, according to the regulations of the SBIF, Chilean banks that issue ADSs are required to inform the SBIF if any person, directly or indirectly, acquires ADSs representing 5% or more of the total amount of shares of capital stock issued by such bank.

Article 16 bis of the General Banking Law provides that the individuals or legal entities which, individually or with other people, directly control a bank and who individually own more than 10% of its shares shall send to the SBIF reliable information on their financial situation in the form and within the time set forth in Resolution No. 3,156 of the SBIF.

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

At the extraordinary shareholders meeting held on November 6, 2012, CorpBanca’s shareholders approved a proposal by the Board of Directors to (i) cancel the common shares that were authorized pursuant to the terms agreed to at the extraordinary shareholders meeting held on April 10, 2012 but were not subscribed, and (ii) approved a capital increase in the amount of 47,000,000,000 common shares. On November 27, 2012, the Board of Directors authorized the issuance of 47,000,000,000 common shares.

The common shares were sold in (i) a registered offering in the United States and elsewhere outside of Chile on January 18, 2013, (ii) a local offering in Chile on January 18, 2013, and (iii) a preferential offering period beginning on January 16, 2013 and ending on February 14, 2013. CorpBanca’s shareholders subscribed approximately 99% of the newly issued shares.

SHAREHOLDERS’ MEETINGS AND VOTING RIGHTS

An ordinary annual meeting of shareholders is held within the first four months of each year, generally in February and must be called by the Board of Directors. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy proposed by the Board of Directors, elects the members of our Board of Directors and approves any other matter which does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on February 15, 2013.

Extraordinary meetings may be called by our Board of Directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our Board of Directors when requested by shareholders representing at least 10% of the issued voting shares or by the SBIF. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago) designated by the shareholders at their annual meeting and if a shareholder fails to make such designation, the notice must be published in the Official Gazette pursuant to legal regulations. The first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and to the SBIF, SVS and the Santiago, Valparaiso and Electronic Stock Exchanges. Currently, we publish our official notices in the Diario La Tercera.

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

The following matters can only be considered at a special shareholders’ meeting:

•	our dissolution;
•	a merger, transformation, division or other change in our corporate form or the amendment of our by-laws;
•	the issuance of bonds or debentures convertible into shares;
•	the conveyance of 50% or more of our assets or the submission of, or changes to any business plan that contemplates the sale of more than 50% of the assets of the company;
•

the conveyance of 50% or more of the assets of a subsidiary, if represent at least 20% of our total assets, and any transfer of shares of a subsidiary that implies the Company loses control of such subsidiary;

•

granting of a security interest or a personal guarantee in each case to secure the obligations of third parties, unless to secure or guarantee the obligations of a subsidiary, in which case the approval of the Board of Directors will suffice; and

•	other matters that require shareholder approval according to Chilean law or our by-laws.

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

The by-laws establish that resolutions are passed at shareholders’ meetings by the affirmative vote of an absolute majority of those shares present or represented at the meeting. However, under the Chilean Corporations Law, the vote of a two-thirds majority of the outstanding voting shares is required to approve any of the following actions:

The vote required at any shareholders’ meeting to approve any of the following actions, however, is a two-thirds majority of the issued shares:

•	a change in corporate form, merger or spin-off,
•	an amendment to our term of existence or early dissolution,
•	a change in corporate domicile,
•	a decrease of corporate capital,
•	the approval of capital contributions in kind and a valuation of the assets contributed,
•	a modification of the authority reserved for the shareholders’ meetings or limitations on the powers of our Board of Directors,
•	a reduction in the number of members of our Board of Directors,
•

the conveyance of 50% or more of the corporate assets, regardless of whether it includes liabilities, or the submission of or change to any business plan that contemplates the conveyance of 50% or more of the corporate assets,

•

the conveyance of 50% or more of the assets of a subsidiary, if represent at least 20% of our total assets, and any transfer of shares of a subsidiary that implies the Company loses control of such subsidiary,

•	any non-cash distribution in respect of the shares,

•	the creation of security interests to secure third-party obligations in excess of 50% of the corporate assets, unless granted to a subsidiary,
•	the acquisition of our own shares, when, and or the terms and conditions permitted by law,
•	the approval of material related-party transactions according to Article 147 of the Chilean Corporation Act, or
•	all other matters provided for in our by-laws.

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

The Chilean Corporations Law provides that whenever shareholders representing 10% or more of the issued voting shares so request, a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. Similarly, the Chilean Corporations Law provides that whenever the board of directors of an open stock corporation convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions, or other similar material, it is obligated to include as an annex to its annual report any pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who have requested that such comments and proposals be so included.

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

DIVIDEND, LIQUIDATION AND APPRAISAL RIGHTS

Under the Chilean Corporations Law, Chilean companies are generally required to distribute at least 30% of their earnings as dividends. In the event of any loss of capital or of the legal reserve, no dividends can be distributed so long as such loss is not recovered. Also, no dividends of a bank above the legal minimum can be distributed if doing so would result in the bank exceeding its indebtedness ratio or its lending limits.

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

REGISTRATIONS AND TRANSFERS

Our common shares are registered by an administration agent named DCV Registros S.A. This entity is responsible for our shareholders’ registry. In the case of jointly owned common shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

C.	MATERIAL CONTRACTS

The following is a brief summary of our material contracts currently in force. A copy of each of these contracts has been included as an exhibit hereto. See “Item 19. Exhibits”.

Sublease Automatic Teller Machine Contract

On November 26, 2008, we entered into a contract with SMU S.A., Rendic Hermanos S.A., Supermercados Bryc S.A. and Distribuidora Super Diez S.A., each a related party, to sublease CorpBanca space in order to install automatic teller machines in the supermarket chains administrated by the previously mentioned corporations. The contract covers a term from November 26, 2008 to June 30, 2019. CorpBanca prepaid the lessors UF1,152,213 for the total amount and term of the spaces subleased. For further information, see note 32 to our consolidated financial statements included herein.

Systems Operations Services Agreement

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

Service Contract

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

Software Consulting and Development Agreement

We have entered into a Software Consulting and Development Agreement, for the Integrated Banking System (IBS), dated as of October 4, 2001, with Datapro, Inc. The contract covers a five-year term for system maintenance and adjustments, which is automatically renewable at the end of the term. The contract includes an initial charge for development and user license of US$380,000.00 and a schedule of additional fees for services provided as well as a monthly maintenance fee.

Redbanc Agreement

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

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 of 1974, as amended, or can be registered with the Central Bank of Chile under the Central Bank Act and the Compendio de Normas de Cambios Internacionales, or the Central Bank Foreign Exchange Regulations or the Compendium. The Central Bank Act is a constitutional law requiring a “special majority” vote of the Chilean Congress to be modified.

The Central Bank Foreign Exchange Regulations were amended on April 19, 2001. The main objective of these amendments was to facilitate capital movements from and into Chile and encourage foreign investment. According to the new Central Bank Foreign Exchange Regulations, investors are allowed to freely enter into any kind of foreign exchange transaction, the only restriction being that investors must inform the Central Bank of Chile about certain operations which they have conducted and must conduct certain operations through the Formal Exchange Market. The types of information related to equity investment that must be reported to the Central Bank of Chile by non-Chilean residents include the occurrence of, among other things, any assignment, substitution, changes in organizational status, change in the form of the investment, or material changes to the terms of the agreement governing the foreign currency transaction. Transactions that are required to be conducted through the Formal Exchange Market include transactions involving foreign commercial bank loans or Chilean company issued bonds, deposits made in Chilean financial institutions by foreign depositors, and equity investments and contributions of capital by foreign investors. The Formal Exchange Market entities through which transactions are conducted will report such transactions to the Central Bank of Chile.

Pursuant to the provisions of Chapter XIV of the Compendium, it is not necessary to seek the Central Bank of Chile’s prior approval in order to establish an ADR facility. The Central Bank of Chile only requires that (i) any foreign investor acquiring shares to be converted into ADSs who has actually brought funds into Chile for that purpose shall bring those funds through the Formal Exchange Market, (ii) any foreign investor acquiring shares to be converted into ADSs informs the Central Bank of Chile of the investment in the terms and conditions described below, (iii) all remittances of funds from Chile to the foreign investor upon the sale of the shares underlying the ADSs or from dividends or other distributions made in connection therewith, shall be made through the Formal Exchange Market, and (iv) all remittances of funds to the foreign investor, whether or not from Chile, shall be informed to the Central Bank of Chile in the terms and conditions described below.

When the shares to be converted into ADSs have been acquired by the foreign investor with funds brought into Chile through the Formal Exchange Market, a registration form shall be filed with the Department of International Financial Operations of the Central Bank by the foreign investor acting through an entity of the Formal Exchange Market on or before the date on which the foreign currency is brought into Chile. However, if the funds were brought into Chile with a different purpose and subsequently were used to acquire shares to be converted into ADSs, the Department of International Financial Operations of the Central Bank of Chile then shall be informed of such investment by the Custodian within ten days following the end of each fifteen-day period on which the Custodian has to deliver periodic reports to the Central Bank of Chile. If the funds were not brought into Chile, a registration form shall be filed with the Department of International Financial Operations of the Central Bank of Chile by the foreign investor itself or through an entity of the Formal Exchange Market within first 10 days of the month following the date on which the proceeds were used. Any foreign investor (other than the depositary) who has acquired shares and wishes to convert the same into ADSs shall assign to the depositary, prior to any such conversion, any foreign investment rights it may have pursuant to Chapter XIV of the Compendium. Any such assignment shall be filed with the Central Bank of Chile within the first 10 days of the month following its execution.

All payments in U.S. dollars in connection with the ADS facility made from Chile shall be made through the Formal Exchange Market. Pursuant to Chapter XIV of the Compendium no previous authorization from the Central Bank of Chile is required for the remittance of U.S. dollars obtained in the sale of the shares underlying ADSs or from dividends or other distributions made in connection therewith. The entity of the Formal Exchange Market participating in the transfer shall provide certain information to the Central Bank of Chile on the next banking business day. In the event there are payments made outside Chile, the foreign investor shall provide the relevant information to the Central Bank of Chile directly or through an entity of the Formal Exchange Market within the first 10 days of the month following the date on which the payment was made.

Under Chapter XIV of the Compendium payments and remittances of funds from Chile are governed by the rules in effect at the time the payment or remittance is made. Therefore, any change made to Chilean laws and regulations after the date hereof will affect foreign investors who have acquired ADSs or shares to be converted into ADSs. There can be no assurance that further Central Bank of Chile regulations or legislative changes to the current foreign exchange control regime in Chile will not restrict or prevent foreign investors to purchase and remit abroad U.S. dollars, nor can there be any assessment to the duration or impact of such restrictions, if imposed.

This situation is different from the one governing ADSs issued by Chilean companies prior to April 19, 2001. Prior to such date, ADSs representing shares of stock of Chilean corporations were subject to Chapter XXVI of the Compendium, which addressed the issuance of ADSs by Chilean companies and foreign investment contracts entered into among the issuer of the shares, the Central Bank of Chile and the depository pursuant to Article 47 of the Central Bank Act. Chapter XXVI of the Compendium and the corresponding foreign investment contracts granted foreign investors the vested right to acquire dollars with the proceeds obtained in the sale of the underlying shares of stock, or from dividends or other distributions made in connection therewith and remit them abroad. On April 19, 2001, the Central Bank of Chile eliminated Chapter XXVI of the Compendium and made the establishment of new ADR facilities subject to the provisions of Chapter XIV of the Compendium. All foreign investment contracts executed under the provisions of Chapter XXVI of the Compendium remain in full force and effect and are governed by the provisions in effect at the time of their execution.

The foregoing is a summary of the Central Bank of Chile’s regulations with respect to the issuance of ADSs representing common shares as in force and effect as of the date hereof. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of Chapter XIV of the Compendium, a copy of which is available from CorpBanca upon request.

There can be no assurance that further Central Bank of Chile regulations or legislative changes to the current foreign exchange control regime in Chile will not restrict or prevent foreign investors from purchasing or remitting U.S. dollars, or that further restrictions applicable to foreign investors which affect their ability to remit the capital, dividends or other benefits in connection with the shares of stock will not be imposed by the Central Bank of Chile in the future, nor can there be any assessment to the duration or impact of such restrictions, if imposed.

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

CASH DIVIDENDS AND OTHER DISTRIBUTIONS

Cash dividends paid by us with respect to the ADSs or common shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over by us. We refer to this as the Chilean withholding tax. A credit against the Chilean withholding tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. In addition, distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit. In case such withholding is determined to be excessive at the end of the year, foreign holders will have rights to file for the reimbursement of the excess withholding. Under Chilean income tax law, for purposes of determining the level of the first category tax that has been paid by us, dividends generally are assumed to have been paid out of our oldest retained taxable profits. The first category tax rate is 17%. The Chilean government is, however, considering tax reform that eventually will set the first category tax rate at 20%. According to the transitory change by law 24.455, dated November 31, 2010, the tax rate for the 2011 year is 20%, 2012 is 18.5% and 17% for subsequent years. However, according to the change by law 20.630, dated September 27, 2012, the tax rate for the 2013 year and for subsequent years is 20%. The foregoing tax consequences apply to cash dividends paid by us. Dividend distributions made in property (other than common shares) will be subject to the same Chilean tax rules as cash dividends.

CAPITAL GAINS

Gains realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile. The deposit and withdrawal of common shares in exchange for ADRs will not be subject to any Chilean taxes.

Gains recognized on a sale or exchange of common shares received in exchange for ADSs (as distinguished from sales or exchanges of ADSs representing such common shares) by a foreign holder will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter) if (1) the foreign holder has held such common shares for less than one year since exchanging ADSs for the common shares, (2) the foreign holder acquired and disposed of the common shares in the ordinary course of its business or as a regular trader of stock, or (3) the sale is made to a company in which the foreign holder holds an interest (10% or more of the shares in the case of open stock corporations). A provisional 20% withholding tax is imposed on the amount of the sale or exchange of common shares received in exchange for ADSs. In all other cases, gain on the disposition of common shares will be subject only to the first category tax levied as a sole tax. However, in these latter cases, if it is impossible to determine the taxable capital gain, a 5% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due.

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

•

a fund that is registered with a regulatory entity of a country in which public debt has been rated investment grade by an international risk classification agency qualified by the SVS, provided that the investments in Chile, including securities issued abroad that represent Chilean securities, held by the fund represent less than 30% of its share value;

•

a fund that holds investments in Chile that represent less than 30% of its share value, provided that it proves that no more than 10% of its share value or right for benefits is directly or indirectly owned by Chilean residents;

•

a pension fund that is exclusively formed by individuals that receive their pension on account of capital accumulated in the fund or its main purpose is to finance the funds of individuals and it is regulated and supervised by the competent foreign authority;

•

a fund regulated by Chilean Law No. 18,657 (referred to as Foreign Capital Investment Funds Law), in which case all holders of its shares must reside abroad or be qualified as local institutional investors; or

•	another kind of institutional foreign investor that complies with the characteristics defined by a regulation with the prior report of the SVS and the Chilean Internal Revenue Service.

In order to be entitled to the exemption, foreign institutional investors, during the time in which they operate in Chile must:

•	be organized abroad and not be domiciled in Chile;
•	prove their qualification as foreign institutional investors as mentioned above;
•	not participate, directly or indirectly, in the control of the issuers of the securities in which it invests and not hold, directly or indirectly, 10% or more of such companies’ capital or profits;
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

Exempt capital gains - Article 107 of the Chilean Income Tax Law

According to Article 107 of the Chilean Income Tax Law, the sale and disposition of shares of Chilean public corporations which are significantly traded on a Chilean stock exchange is not levied by any Chilean tax on capital gains if the sale or disposition was made:

•

on a local stock exchange authorized by the SVS or in a tender offer process according to Title XXV of the Chilean Securities Market Law, so long as the shares (1) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Chilean Securities Market Law, (2) are newly issued shares issued in a capital increase or incorporation of the corporation, (3) were acquired as a result of the exchange of convertible securities, or (4) were a contribution or redemption of securities in accordance with Article 109 of the Chilean Income Tax Law. In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax Law; or

•

within 90 days after the shares would have ceased to be significantly traded on the stock exchange. In such case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share of the last 90 days in which the shares were significantly traded on the stock exchange. Any gains above the average price will be taxable capital gains.

For purpose of the bullets above, shares are considered to be significantly traded on a Chilean stock exchange when they (1) are registered in the securities registry, (2) are registered in a Chilean Stock exchange; and (3) have an adjusted presence equal to or above 25% or have a “Market Maker” according to the SVS Ruling No 327 dated January 17, 2007. Currently, our shares are considered to be significantly traded on a Chilean stock exchange.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section is a summary of certain U.S. federal income tax consequences applicable to the acquisition, ownership and disposition by a U.S. holder (as defined below) of ADSs or common shares. This summary applies to you only if you are a U.S. holder and you hold your ADSs or common shares as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This summary is not a comprehensive description of all of the tax consequences that may be relevant to a decision to purchase, hold or dispose of our ADSs or common shares.

This section does not apply to you if you are a U.S. holder subject to special rules, including for example:

•	a dealer in securities,
•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,
•	a regulated investment company,
•	a real estate investment trust,
•	a tax-exempt organization,
•	a bank or other financial institution,
•	a life insurance company,
•	a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) or a partner or owner therein,
•	a person liable for alternative minimum tax,
•	a person that actually or constructively owns 10% or more of the bank’s shares,
•	a person that holds ADSs or common shares as part of a straddle, a hedging, conversion or constructive sale transaction, or
•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations, published rulings, and court decisions, all as of the date of this Annual Report. These laws are subject to change, possibly on a retroactive basis. This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. On February 4, 2010, a comprehensive income tax treaty between the United States and Chile was signed, however such treaty has not yet been ratified by each country and therefore is not yet effective. It is unclear at this time when such treaty will be ratified by both countries. You should consult your tax advisor regarding the ongoing status of this treaty and, if ratified, the impact such treaty would have on the consequences described in this Annual Report.

As used herein, the term “U.S. holder” means a beneficial owner of ADSs or common shares who is:

•	an individual who is a citizen or resident of the United States,
•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or
•

a trust if such trust validly elects to be treated as a U.S. person (as defined under the Code) for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration, and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

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

If you are a non-corporate U.S. holder, dividends paid to you may constitute qualified dividend income and be taxable to you at reduced rate provided that (1) certain holding period requirements are met, (2) the ADSs or common shares are readily tradable on an “established securities” market in the United States, and (3) the bank is not a PFIC. Under U.S. Internal Revenue Service authority, or IRS, ADSs are considered for purposes of clause (2) above to be readily tradable on an established securities market in the United States because they are listed on the New York Stock Exchange. Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividend income because the common shares are not themselves listed on a U.S. exchange. Moreover, as discussed below, under “—Passive Foreign Investment Company rules”, we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2012 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks. You should consult your tax advisor regarding the availability of the reduced rate for dividends paid with respect to our ADSs or common shares. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain U.S. corporations.

The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Chilean peso payments made, determined at the spot Chilean peso/U.S. dollar rate on the date the dividend distribution is actually or constructively received by you or the depositary, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. holder generally will not recognize a foreign currency gain or loss. However, if the U.S. holder converts the Chilean pesos into U.S. dollars on a later date, the U.S. holder must include in income any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (1) the U.S. dollar value of the amount included in income when the dividend was received, and (2) the amount received on the conversion of the Chilean pesos into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the reduced tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. holders should consult their own tax advisors regarding the tax consequences to them if the bank pays dividends in Chilean pesos or any other non-U.S. currency. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Subject to certain limitations (including minimum holding period requirements), Chilean income tax withheld (after taking into account the credit for first category tax, when available) and paid over to Chile will generally be creditable or deductible against your U.S. federal income tax liability. If the amount of Chilean withholding tax initially withheld from a dividend is determined under applicable Chilean law to be excessive, however (as described above under “—Chilean Tax Considerations—Cash Dividends and Other Distributions”), the excess tax may not be creditable. Special rules apply in determining the foreign tax credit limitation with respect to dividends received by individuals that are subject to the reduced tax rate for qualified dividends. Dividends will be income from sources outside the United States and generally be categorized as “passive category income” for most U.S. holders for U.S. foreign tax credit purposes. A U.S. holder that does not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such foreign income taxes, provided that the U.S. holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for the taxable year. This discussion does not address special rules that apply to U.S. holders who, for purposes of determining the amount of the foreign tax credit, take foreign income taxes into account when accrued. The rules governing foreign tax credits are complex and a U.S. holder should consult its own tax advisor regarding the availability of foreign tax credits under its particular circumstances.

Taxation of dispositions

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell, exchange or otherwise dispose of your ADSs or common shares in a taxable disposition, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs or common shares. Any such gain or loss will be long-term capital gain or loss if your ADSs or common shares have been held for more than one year. Certain non-corporate U.S. holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations.

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

The amount realized generally will be equal to the amount of cash or the fair market value of any other property received. With respect to the sale, exchange or other taxable disposition of our common shares, if the payment received is in Chilean pesos, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. holder, and (2) the date of disposition in the case of an accrual basis U.S. holder. If our common shares are treated as being traded on an “established securities market,” a cash basis U.S. holder, or, if it elects, an accrual basis U.S. holder, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

If a Chilean income tax is withheld on the sale, exchange or other taxable disposition of our ADSs or common shares, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Chilean income tax. Capital gain or loss, if any realized by a U.S. holder on the sale, exchange or other taxable disposition of ADSs or common shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of a common share that is subject to Chilean income tax, the U.S. holder may not be able to benefit from the foreign tax credit for that Chilean income tax (i.e. because the gain from the disposition would be U.S. source), unless the U.S. holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. holder may take a deduction for the Chilean income tax, provided that the U.S. holder elects to deduct all foreign taxes paid or accrued for the taxable year. The rules governing foreign tax credits are complex and a U.S. holder should consult its own tax advisor regarding the availability of foreign tax credits under its particular circumstances.

Passive Foreign Investment Company rules

Based upon our current estimates, expectations and projections of the value and classification of our assets, the sources and nature of our income and our use of the net proceeds of this offering, we believe that the bank’s ADSs and common shares should not be treated as stock of a PFIC for U.S. federal income tax purposes for the current year or in the foreseeable future, but this conclusion is a factual determination that is made annually and there can be no assurance that we will not be considered a PFIC for the current year or any subsequent year. Our actual PFIC status for our current taxable year ending December 31, 2013 will not be determinable until after the close of our current taxable year ending December 31, 2013 and accordingly, there is no guarantee that we will not be a PFIC for 20132 or any future taxable year.

In general, if you are a U.S. holder, the bank will be a PFIC with respect to you if for any taxable year in which you held the bank’s ADSs or common shares:

•	at least 75% of the bank’s gross income for the taxable year is “passive income”, or
•	at least 50% of the value, determined on the basis of a quarterly average, of the bank’s assets is attributable to assets that produce or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, annuities and gains from assets that produce passive income. We will be treated as owning our proportionate share of the assets and earnings and our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% by value of the stock of another corporation. If we are a PFIC for any year during which you hold our ADSs or common shares, you will generally be required to treat our ADSs or common shares as stock in a PFIC for all succeeding years during which you hold our ADSs or common shares, even if the bank does not otherwise meet the PFIC tests for such year.

We are unable to determine with certainty that we are not a PFIC because the application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice and has proposed regulations, or the active bank exception, that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank. The IRS notice and proposed regulations each have different requirements for qualifying as a foreign bank, and for determining the banking income that may be excluded from passive income under the active bank exception. Moreover, the proposed regulations have been outstanding since 1994 and will not be effective unless finalized.

We believe that we should qualify as an active bank under both the notice and the proposed regulations, assuming that the proposed regulations are finalized in their current form. Accordingly, based on our present regulatory status under Chilean law, the present nature of our activities including the planned offering of ADSs, and the present composition of our assets and sources of income, we do not believe we were a PFIC for the taxable year ending December 31, 2012 (the latest period for which the determination can be made) and we do not expect to be a PFIC for the current year or for any future years.

However, because a PFIC determination is a factual determination that must be made following the close of each taxable year and is based on, among other things, the market value of our assets and shares, and because the proposed regulations (although proposed to be retroactive in application) are not currently in force, our PFIC status may change and there can be no assurance that we will not be considered a PFIC for the current year or any subsequent year. If the bank is treated as a PFIC for any year in which you hold ADSs or common shares, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition (including certain pledges) of your ADSs or common shares, and
•

any “excess distribution” that the bank makes to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ADSs or common shares during the three preceding taxable years or, if shorter, your holding period for the ADSs or common shares).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ADSs or common shares,
•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,
•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and
•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or common shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets. If we were a PFIC, certain subsidiaries and other entities in which we have a direct or indirect interest may also be PFICs, or Lower-tier PFICs. Under attribution rules, U.S. holders would be deemed to own their proportionate shares of Lower-tier PFICs and would be subject to U.S. federal income tax according to the rules described above on (1) certain distributions by a Lower-tier PFIC and (2) certain dispositions of shares of a Lower-tier PFIC, in each case as if the U.S. holder held such shares directly, even though such U.S. holder had not received the proceeds of those distributions or dispositions.

Alternatively, a U.S. holder of “marketable stock” (as defined below) may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ADSs or common shares at the end of the taxable year over your adjusted basis in your ADSs or common shares. These amounts of ordinary income will not be eligible for the reduced tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of both (1) the excess, if any, of the adjusted basis of your ADSs or common shares over their fair market value at the end of the taxable year and (2) any loss realized on the actual sale or disposition of the ADSs or common shares, but in each case only to the extent of the net amount of previously included income as a result of the mark-to-market election. Any loss on an actual sale of your ADSs or common shares would be a capital loss to the extent it exceeds any previously included mark-to-market income not offset by previous ordinary deductions. Your basis in the ADSs or common shares will be adjusted to reflect any such income or loss amounts.

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

In addition, notwithstanding any election you make with regard to the ADSs or common shares, dividends that you receive from us will not constitute qualified dividend income to you, and therefore not eligible for the reduced tax rate described above, if the bank is a PFIC either in the taxable year of the distribution or any preceding taxable year during which you held our ADSs or common shares. Instead, you must include the gross amount of any such dividend paid by us out of the bank’s accumulated earnings and profits (as determined for U.S. federal income tax purposes) in your gross income, and these amounts will be subject to tax at rates applicable to ordinary income.

If you hold ADSs or common shares that are treated as PFIC shares with respect to you, you will be required to file IRS Form 8621 in any year in which you have in effect a mark-to-market election, receive a direct or indirect distribution, or recognize gain on any direct or indirect disposition with respect to our ADSs or common shares. Additionally, under recently enacted legislation, if you hold ADSs or common shares in any year in which we are a PFIC, the U.S. Treasury Department may require you to file an annual report containing such information as the U.S. Treasury Department may require.

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

Recently enacted legislation — Medicare tax

Recently enacted legislation imposes a 3.8% tax with respect to certain individuals, trusts and estates on the lesser of (1) modified adjusted gross income in excess of US$200,000 (US$250,000 for joint-filers), and (2) net investment income. For these purposes, net investment income will generally include any dividends paid to you with respect to the ADSs or common shares and any gain realized on the sale, exchange or other taxable disposition of an ADS or common share.

Backup withholding tax and information reporting requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-exempt holders of ADSs or common shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, ADSs or common shares made within the United States, or by a U.S. payor or U.S. middleman, to a holder of ADSs or common shares, other than an exempt recipient. A payor will be required to withhold U.S. backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ADSs or common shares within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such U.S. backup withholding tax requirements.

Backup withholding is not an additional tax. Any U.S. backup withholding tax generally will be allowed as a credit against the holder’s U.S. federal income tax liability or, to the extent the withheld amount exceeds such liability, refunded upon the timely filing of a U.S. federal income tax return.

Recently enacted legislation imposes new reporting requirements on certain U.S. investors in connection with the holding of certain foreign financial assets, including our ADSs or common shares, either directly or through certain foreign financial institutions, if the aggregate value of all of such assets exceeds US$50,000. This new legislation also imposes penalties if such investor is required to submit such information to the IRS and fails to do so. You should consult your tax advisor regarding the application of these new reporting requirements to your particular situation.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the purchase, ownership or disposition of the ADSs or common shares. Investors deciding on whether or not to invest in ADSs or common shares should consult their own tax advisors concerning the tax consequences of their particular situations.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed on the internet at http://www.sec.gov. The information contained on this website does not form part of this annual report on Form 20-F.

Additional documents concerning CorpBanca which are referred to in this Annual Report may be inspected at our offices at Rosario Norte 660, Las Condes, Santiago, Chile.

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

The composition of our assets, liabilities and shareholders’ equity as of December 31, 2012 by currency and term is as follows:

	As of December 31, 2012
	Ch$	UF	Ch$ indexed to US$	Foreign Currency	Total	Percentage
	(in millions of constant Ch$ except for percentages)
Assets
Cash and due from banks	225,215	–	298,335	120,455	644,005	4.8%
Other assets:
Less than 1 year	3,248,280	1,521,740	191,439	1,411,600	6,373,060	47.1%
From 1 to 3 years	488,063	466,698	139,386	624,986	1,719,132	12.7%

More than 3 years	1,170,378	2,079,925	11,341	1,091,693	4,353,338	32.2%
Bank premises and equipment (2)	513,852	–	222	32,694	546,768	4.0%
Allowances for losses	(104,609)	–	–	(5,170)	(109,779)	(0.8)%
Total	5,541,179	4,068,363	640,724	3,276,258	13,526,524	100.0%

Percentage of total assets	41.0%	30.1%	4.7%	24.3%	100.0%
Liabilities and Shareholders’ Equity	225,215
Non-interest-bearing deposits (1)	766,045	5,908	95,898	313,707	1,181,558	8.7%
Other liabilities:

Less than 1 year	5,279,993	747,896	1,485,135	809,110	8,322,134	61.5%
From 1 to 3 years	332,359	318,602	69,549	769,221	1,489,731	11.0%
More than 3 years	58,526	1,457,042	9,006	–	1,524,574	11.3%
Shareholders’ equity (2)	633,750	274,744		100,033	1,008,527	7.5%

Total	7,070,673	2,804,192	1,659,588	1,992,071	13,526,524	100.0%

Percentage of total liabilities and shareholders’ equity	52.3%	20.7%	12.3%	14.7%	100.0%

(1)	Includes checking accounts, banker’s drafts and transactions payable.
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

Our market risk analysis focuses on managing risk exposure relating to (i) the interest rate risk relating to fixed income portfolio (comprised of a “trading” portfolio and “an available-for-sale” portfolio), which contains mainly Chilean government bonds, Colombian government bonds, corporate bonds, letters of credit loans issued by third parties and interest rate derivatives, (ii) the interest rate risk relating to asset and liability positions, (iii) liquidity risk, and (iv) our net foreign currency position, which includes all of our assets and liabilities in foreign currencies (mainly U.S. dollars), including derivatives that hedge certain foreign currency mismatches that arise between investments and the funding thereof.

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

Our internal and regulatory market risk methods share common requirements, taking into account different types of businesses and markets. The following table which delineates between the internal and regulatory tools we use to control market risk:

	Internal Limits/Tools		Regulatory Limits/Tools
Tools(1)	Trading	Non-Trading	Trading	Non-Trading
AIS	–	X	< X	< X
MVS	–	X	< X	< X
CFM	X	X	< X	< X
KR	APR>10% Equity	APR>10% Equity	Exp MR+ APR> 8% Equity	Exp MR+ APR> 8% Equity
ST	X	X	X	X
VaR	X	X	–	–
DV(90) sensitivity	–	–	–	–
LCR (3 and 20)	X	X	–	–
MMAWC	X	X	–	–
NAC	X	X	–	–

(1)	The abbreviated terms used in the table are as follows:

AIS	Annual Income Sensitivity. This analysis measures the impact on the bank’s interest margin (interest income less interest expense) of a 100 bps shift over the course of twelve months.
MVS	Market Value Sensitivity. The market value sensitivity of the asset—or liability-associated cash flow in the event of a parallel shift in the corresponding yield curve of 100bps.
CFM	Cash Flow Mismatches.
KR	Capital Requirements.
ST	Stress Testing.
VaR	Value at Risk.
DV(90) sensitivity	Portfolio’s market value sensitivity in the event of a parallel shift in the corresponding yield curve of 90bps.
LCR 3 and 20	Liquidity coverage ratio for 3 and 20 business days, where LCR(x) is computed Liquid Assets / Net Cash flows for the next “x” days, x being = 3 or 20.
MMAWC	Daily limit set on wholesale clients´ deposits´ maturity (in Chilean pesos).
NAC	Notional Amounts by Currency. Corresponds to the maximum allowable daily limit of net foreign currency positions in foreign currency.

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

Trading Portfolio

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

Non-trading Portfolio

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

Interest Rate Risk of Trading Portfolio: Regulatory Method

The interest rate risk of the trading portfolio as defined by the Central Bank is equal to the sum of:

1)	The sensitivity analysis of the trading portfolio

2)	Vertical adjustment factor

3)	Horizontal adjustment factor

The sensitivity factor of the trading portfolio is calculated using the following formula:

Where:

Amt	: Trading Assets (Chilean pesos, inflation linked and foreign currency)
Pmt	: Liabilities funding trading positions (Chilean pesos, inflation linked and foreign currency)
amt	: Sensitivity factor to raise interest rate
m	: Currency (Chilean pesos, inflation linked and foreign currency)
t	: Time period
å	: Summation
| |	: Absolute value

The vertical adjustment factor is calculated in the following manner

Where:

ß	: Vertical adjustment factor, equal to 10%
Min( )	: Compensated net position

A horizontal adjustment must be made following the vertical adjustment. To determine the horizontal adjustment one must multiply the horizontal adjustment factor by the compensated net position for Zone 1, Zone 2, Zone 3, Zones 1 and 2, Zones 2 and 3 and Zones 1 through 3.

Horizontal adjustment= *Adjusted net position

Compensated net position Zone 1,2 or 3	Min (Adjusted net asset position; absolute value of adjusted net liability position in Zone 1,2 or 3)

Compensated net position Zones 1 and 2	Min (adjusted net asset position in Zones 1 and 2, absolute value of adjusted net liability position in Zones 1 and 2)

Compensated net position Zones 2 and 3	Min (adjusted net asset position in Zone 3 and Zone 2 (deducting adjusted net asset position that have been compensated for with net liability positions in Zone 1), absolute value of adjusted net liability position in Zone 3 and Zone 2 (deducting adjusted net liability positions that have been compensated for with net liability positions in Zone 1)

Compensated net position Zones 1- 3	Min (Adjusted net asset position in Zone 3 and Zone 1 (deducting adjusted net asset position that have been compensated for with net liability positions in Zone 2), absolute value of adjusted net liability position in Zone 3 and Zone 1 (deducting adjusted net liability positions that have been compensated for with net liability positions in Zone 2)

The following table illustrates the value of the different factors used for calculating the interest rate risk of the trading portfolio:

										Horizontal adjustment factor
			Change in interest rate (bp)			Sensitivity factor			Vertical Adjustment Factor	Within the zones	Between Adjacent Zones	Between zones 1 and 3
Zone		Period	Ch$	UF	FX	a Ch$	A UF	A FX
Zone 1	1	Up to 30 days	125	350	125	0.0005	0.0014	0.0005	β = 10%	—1 = 40%	—12 = 40%	—13 = 100%
	2	31 days to 3 mths	125	350	125	0.0019	0.0047	0.0020	β = 10%	—1 = 40%	—12 = 40%	—13 = 100%
	3	3 – 6 mths	125	350	125	0.0042	0.0088	0.0044	β = 10%	—1 = 40%	—12 = 40%	—13 = 100%
	4	6 – 9 mths	125	350	125	0.0060	0.0116	0.0072	β = 10%	—1 = 40%	—12 = 40%	—13 = 100%
	5	9 mths – 1 year	125	350	125	0.0059	0.0140	0.0100	β = 10%	—1 = 40%	—12 = 40%	—13 = 100%

Zone 2	6	1 – 2 years	100	125	100	0.0124	0.0166	0.0133	β = 10%	—2 = 30%	—12 = 40%	—13 = 100%
	7	2 – 3 years	100	100	100	0.0191	0.0211	0.0211	β = 10%	—2 = 30%	—12 = 40%	—13 = 100%
	8	3 – years	100	100	100	0.0248	0.0281	0.0281	β = 10%	—2 = 30%	—23 = 40%	—13 = 100%

Zone 3	9	4 – 5 years	75	75	75	0.0221	0.258	00.258	β = 10%	—3 = 30%	—23 = 40%	—13 = 100%
	10	5 – 7 years	75	75	75	0.0263	0.0320	0.0320	β = 10%	—3 = 30%	—23 = 40%	—13 = 100%
	11	7 – 10 years	75	75	75	0.0307	0.0401	0.0401	β = 10%	—3 = 30%	—23 = 40%	—13 = 100%
	12	10 – 15 years	75	75	75	0.0332	0.0486	0.0486	β = 10%	—3 = 30%	—23 = 40%	—13 = 100%
	13	15 – 20 years	75	75	75	0.0317	0.0534	0.0534	β = 10%	—3 = 30%	—23 = 40%	—13 = 100%
	14	> 20 years	75	75	75	0.0278	0.0539	0.0539	β = 10%	—3 = 30%	—23 = 40%	—13 = 100%

Foreign Currency Risk: Regulatory Method

The foreign currency risk as defined by the Central Bank is equal to:

Max

Where:

PNA	: Net asset position
PNP	: Net liabilities position
PNo o	: Net gold position
si	: Sensitivity factor for each currency

j	: Foreign currency
å	: Summation
| |	: Absolute value
Max	: Maximum value

Interest Rate and Inflation Risk of Non-trading Portfolio: Regulatory Method

The short-term interest rate risk and inflation risk of non-trading portfolio as defined by Central bank is equal to:

The long-term interest rate risk of the non-trading portfolio is calculated according to the following formula:

Where:

Amt	: Non-trading Assets (Chilean pesos, inflation linked and foreign currency)
Pmt	: Non-trading Liabilities (Chilean pesos, inflation linked and foreign currency)
mt	: Sensitivity factor associated with interest rate movement
NPur	: Net position in inflation linked instruments, including those subject to price level restatement
t	: Factor that measures the sensitive to movements in the inflation index. This factor is equal a 2%
Δφ	: Effect on fess from shifts in interest rate and assumes a 200 basis point movement
r	: Sensitive factor to increase in interest rates
T	: Time period
M	: Currency (Chilean pesos, inflation linked and foreign currency)
å	: Summation
| |	: Absolute value

		Change in interest rate (bp)			Sensitivity factor short term	Sensitivity factor long term (p mt)
Period		Ch$	UF	FX	(µt)	Ch$	UF	FX
1	Up to 30 days	200	400	200	0.0192	0.0008	0.0016	0.0008
2	31 days to 3 mths	200	400	200	0.0167	0.0030	0.0063	0.0031
3	3 – 6 mths	200	400	200	0.0125	0.0067	0.0140	0.0070
4	6 – 9 mths	200	400	200	0.0075	0.0110	0.0231	0.0116
5	9 mths - 1 year	200	400	200	0.0025	0.0152	0.0320	0.0160
6	1 – 2 years	200	300	200		0.0248	0.0399	0.0266
7	2 – 3 years	200	200	200		0.0382	0.0422	0.0422
8	3 - years	200	200	200		0.0496	0.0563	0.0563
9	4 – 5 years	200	200	200		0.0591	0.0690	0.0690
10	5 – 7 years	200	200	200		0.0702	0.0856	0.0856
11	7 – 10 years	200	200	200		0.0823	0.1076	0.1076
12	10 – 15 years	200	200	200		0.0894	0.1309	0.1309
13	15 – 20 years	200	200	200		0.0860	0.1450	0.1450
14	> 20 years	200	200	200		0.0762	0.1480	0.1480

As of December 31, 2012, our interest rate risk gap (less than one year), measured according to the above methodology, was 65% of our interest rate gross margin (profit or loss explained by the interest rate gap between balance assets and liabilities). As of the same date, our interest rate risk gap for long-term assets and liabilities was 35% of our regulatory capital. In each case, the interest rate risk gaps were in compliance with current Chilean regulations. Assets and liabilities included in this calculation belong to the above-mentioned unconsolidated non-trading, or structural, portfolio.

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

•	The model does not take into consideration the sensitivity of volumes to these shifts in interest rates.
•	The model does not take into consideration our subsidiaries which are subject to market risks.

Quantitative Disclosures about Market Risk: Regulatory Method

The following table illustrates our market risk exposure according to the Chilean regulatory method as of December 31, 2010, 2011 and 2012:

	As of December 31,
	2010	2011	2012
	(in millions of Ch$)
Market risk of trading portfolio	24,300	23,916	51,988
8% x risk weighted assets	473,244	623,942	919,553

Subtotal	497,544	647,858	971,541
Limit = regulatory capital	794,647	1,104,474	1,270,202
Available margin	297,103	456,616	298,661

Market risk of short-term non-trading portfolio	56,683	74,169	51,253
Limit = 35% of (net interest income + net fee income sensitive to interest rates)	91,687	79,835	78,624
Available margin	35,004	5,666	27,370

Market risk of long-term non-trading portfolio	128,618	125,461	119,311
Limit = 27% of regulatory capital	214,554	298,208	337,314
Available margin	85,936	172,747	218,002

Below is a quantitative and qualitative description of our markets risks tools according to our internal guidelines. Our policies establish a set of tools for monitoring market risks both, statistical and sensitive approaches, being main tools Value at Risk methodology.

VaR Methodology

General

We use Value-at-Risk (VaR) methodology as a statistical tool to measure and control interest rate, currency, inflation and volatility risk inherent to the Bank trading activities

As calculated by CorpBanca, VaR is an estimate of the maximum expected loss in the market value of a given portfolio over a one-day horizon at a one-tailed 95% confidence interval. In other words, it is the maximum one-day loss, expressed in Chilean pesos that CorpBanca would expect to suffer on a given portfolio 95% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the minimum loss figure that CorpBanca would expect to exceed only 5% of the time. VaR provides a single estimate of market risk that is comparable from one market risk to the other.

The VaR measure is calculated through historical simulation methodology, with a moving timeframe of the last 300 days market data, and full valuation approach. Such moving timeframe is used for the proprietary trading portfolio and the market making portfolio. The confidence level used is 95% for one day holding period.

We use VaR estimates to alert senior management whenever the statistically expected losses in our fixed income portfolio and net foreign currency position exceed certain pre-set levels which we believe to be prudent.

The following table illustrates the relationship between our net foreign currency position and VaR (incremental VaR), as of December 31, 2012:

Currency	Limit (absolute value)	Net Position	Inc. VaR 95%	VaR 95%
	US$		Ch$
USD	45,000,000	(39,677,779)	67,110,351	190,203,750
EUR	20,000,000	13,625,647	(660,629)	58,810,012
JPY	10,000,000	114,163	(432,493)	430,389
GBP	10,000,000	29,045	24,495	103,541
AUD	5,000,000	5,194	12,123	25,419
MXN	5,000,000	35,187	(2,068)	179,826
PEN	5,000,000	–	–	–
BRL	5,000,000	(2,447)	(9,607)	15,265
COP	5,000,000	–	–	–

(1)	The abbreviated terms used in the table are:

Inc. VaR	Incremental VaR measures the impact of small changes in position through weighting scaled portfolio rating.
VaR	Value at Risk estimates at 95% confidence level.

Limits

The proprietary trading portfolio is used to generate profits through risk taking with the market. The proprietary trading daily limits has been set at Ch$250,000,000. The market making portfolio represents risk taking made through decisions with respect to acceptable levels of client positions. The market making portfolio daily limits has been set at Ch$700,000,000. Such limits are subject to revaluation and revision every year or at the determination of the A&L Committee.

The following table illustrates our limits, as well as our low, average and high VaR by interest rate risk and foreign currency exchange rate risk for December 31, 2012:

	VaR(95%)
	Limit	As of December 31, 2012	Low	Average	High
Trading activities		541,550,411	237,390,760	517,588,400	941,108,670
Diversification adjustment		(192,332,769)
Interest rate		498,005,354	231,285,768	508,026,904	939,063,415
Currency		235,877,826	2,891,868	84,444,843	277,866,564

Proprietary trading	250,000,000	190,242,827	5,659,991	88,932,087	284,322,183
Diversification adjustment		(4,139,644)
Interest rate		3,273,812	3,273,812	41,141,818	213,901,713
Currency		191,108,659	0	62,886,392	229,820,665

Market making trading	700,000,000	473,796,037	237,620,560	492,369,067	785,262,052
Diversification adjustment		(82,919,500)
Interest rate		495,810,424	241,791,974	488,141,222	808,999,485
Currency		60,905,113	5,810,906	42,694,291	254,692,952

(1)	The definitions of the terms used in the table are:

Diversification Adjustment	This takes into account the correlating effects of having assets in the portfolio whose asset values do not move up and down together.
Interest Rate	Value at Risk for Interest Rate Risk at 95% confidence level.
Currency	Value at Risk for Currency Risk at 95% confidence level.

Over the course of 300 days, we observed that in our proprietary trading portfolio VaR is exceeded 9 times out of every 300 trading days, while our market marking portfolio exceeded VaR 18 times out of every 300 trading days. Both results are within the acceptable range according to the Kupiec Excess Frequency Test.

The determination of our VaR models as statistically appropriate is performed in accordance with the Kupiec Excess Frequency Test and Basel committee guidelines. During 2012, no changes were made to the VaR methodology and assumptions.

Assumptions and Limitations of VaR Model

The historical simulation methodology assumes that the distribution of one day changes in market risk factors observed in the last 300 days is a good predictor for the next day market risk factor changes distribution.

Historical data used in the model may not provide an accurate estimate of risk factor changes in the future. In particular, the use of historical data may fail to capture the risk of possible extreme adverse market movements independent of the time range utilized. For example, the use of extended periods of historical data might erroneously lead to a significant decrease in volatility especially after the Asian crisis.

To check the model estimation accuracy, we apply the Kupiec Excess Frequency Test, which is described in note 34.

Other limitations that have to be taken in account when interpreting the model results are:

•

Reliable historical risk factor data may not be readily available for certain instruments in our portfolio. A one-day time horizon may not fully capture the market risk positions that cannot be liquidated or hedged within one day.

•	The VaR measure is computed with positions at the closing of business day. The trading positions may change substantially during the course of the trading day.

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

Volume Limits

Net Foreign Currency Position: Maximum Net Position. We set an absolute limit on the size of our net foreign currency position. As of December 31, 2012, the limit in effect was US$ 45 million in net U.S. dollar positions, and the equivalent of US$ 20 million in net Euro positions. This limit is a useful measure in limiting our exposure to foreign exchange and interest rate risks. These limits are determined by the A&L Committee and are calculated and monitored daily by the Market Risk and Control Department.

Interest rate Sensitivity

For a non-trading portfolio we do gap analysis by means of sensitive the mismatches between assets and liabilities, estimating the risk:

Risk = S Gapj * Δ rj * Durj

GAPj:	mismatches between assets and liabilities in tenor j.
Durj:	average duration of cash flows in tenor j.
Drj:	interest rate schock.

The following table sets forth the re-pricing of our interest-earning assets and interest bearing liabilities as of December 31, 2012 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to the differing re-pricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

	Up to 30 days	31-60 days	61-90 days	91-180 days	181-365 days		1-3 years		Over 3 years	Total

	(in millions of constant Ch$ as of December 31, 2012, except for percentages)
Interest-earning assets
Current accounts in foreign banks	348,068	-	-	-	-		-		-	348,068
Trading portfolio financial assets	36,133	8,941	4,471	555	1,109		18,082		90,607	159,898
Investments under agreements to resell	7,767	7,815	3,907	608	1,216		-		-	21,313
Loans and receivables from banks, net	390,928	6,053	3,027	3,437	6,873		23,979		48,074	482,371
Loans and receivables from customers, net	1,375,708	1,125,558	562,779	713,805	1,427,610		1,352,126		3,436,304	9,993,890
Financial investments available-for-sale	15,820	42,075	21,037	102,838	205,675		126,939		598,051	1,112,435
Held to maturity	15,617	3,653	1,827	6,639	13,277		9,756		54,208	104,977

Total interest-earning assets	2,190,041	1,194,095	597,048	827,882	1,655,760		1,530,882		4,227,244	12,222,952

Interest-bearing liabilities
Investments under agreements to repurchase	124,448	88,849	44,424	-	-		-		-	257,721
Time deposits and saving accounts	2,602,869	1,370,432	685,216	702,458	1,404,917		428,645		97,568	7,292,105
Borrowings from financial institutions	189,695	159,730	79,865	132,151	264,302		138,451		5,327	969,521
Debt issued	3,782	2,982	1,491	42,633	85,265		215,848		1,534,603	1,886,604
Other financial obligations	6,100	310	154	465	930		1,204		8,957	18,120

Total interest-bearing liabilities	2,926,894	1,622,303	811,150	877,707	1,755,414		784,148		1,646,455	10,424,071

Asset/liability gap	(736,853)	(428,208)	(214,102)	(49,825)	-99,654		746,734		2,580,789	1,798,881
Cumulative gap	(736,853)	(1,165,061)	(1,379,163)	(1,428,988)	(1,528,642)		(781,908)		1,798,881	-
Ratio of cumulative gap to cumulative
Total interest earning assets	(33.65% )	(34.43% )	(34.64% )	(29.71% )	(23.65%	)	(9.78%	)	14.72%	0.00%

A sudden increase of 100 basis points in the interest rate applicable to our interest rate gap would cause a decrease in the market value of these financial investments of Ch$9,573 million (US$19.98 million) as of December 31, 2012.

Duration Analysis

We perform duration analysis by monitoring the changes in the present value of the assets in our portfolio associated with changes in the reference yield of 100 basis points, we perform duration analysis on a daily basis.

Our non-statistical tools include certain limits we establish on our exposure to foreign currency risk and interest rate risk. Our disclosure about currency risk takes into account our base currency (functional currency), the Chilean peso, and our exposure to other currencies. These exposures are monitored through the net balance positions plus derivative positions. Limits on the position in each currency are monitored and controlled by the Market Risk Unit. Investors should view these limits as the maximum exposure to currency risk that the bank is willing to incur.

Our disclosure about interest rate risk reflects the regulatory limits on the banking book exposures. Short term limits reflect the exposure affecting the:(i) net interest margin based on the bank’s structural position, (ii) the bank’s structural position caused by inflation; and (iii) fees at risk when key prices and rate are subject to a change determined by regulation. This measure cannot exceed the average margin of interest and inflation accumulated during the past twelve months by a certain percentage that is defined by the bank’s Board of Directors and reflects the bank’s willingness to accept short term interest rate risk. Investors should view limits on usage as the maximum volatility on the bank’s net interest margin that the bank is willing to face. Long term limits reflect the effect of market value sensitivity on the balance sheet. Each long term limit includes variable for unpredictability in key prices and rates as set by our regulator and reflects the changes caused by inflation and yield curve or term structure of interest rates in a stressed scenario. Investors should view these limits as the sum of effects that may impact the value of our stock under a common stress scenario defined by our regulator. The cash flows mismatch measures the difference between the sum of the outflows and inflows at 30 and 90 days. The 30 day cash flows mismatch is compared to regulatory required capital and the 90 days mismatch is compared to twice the regulatory required capital. A greater cash flows mismatch represents a greater liquidity risk. This ratio is regulatory and should be communicated by all banks, so each investor can compare the information described above and identify the banks that have greater liquidity risk.

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

As of December 31, 2012, a sudden increase of 100 basis points in the interest rate would cause a decrease in CorpBanca’s market value of Ch$ 60,260 million (US$ 125.76 million).

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

The Central Bank of Chile requires that foreign exchange forward contracts be made only in U.S. dollars and other major foreign currencies. Most of our forward contracts are made in U.S. dollars against the Chilean peso or the UF. In September 1997, the Central Bank of Chile changed its regulations with respect to foreign currency forward contracts. We may now enter into foreign currency forward contracts with companies organized and located outside of Chile, including foreign subsidiaries of Chilean companies.

Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown under other assets and other liabilities.

The following table summarizes our derivative portfolio as of December 31, 2010:

	Notional amounts of contracts with maturity in
	Up to 3 months	From 3 to 12 months	More than 12 months	Gross Unrealized Gains	Gross Unrealized Losses
	(in millions of Ch$)
Derivatives held-for-trading
Foreign currency forwards	3,628,811	2,423,162	443,209	79,048	91,868
Interest rate swaps	145,220	712,681	4,052,876	51,672	38,368
Foreign currency swap	66,983	95,380	1,058,631	72,644	44,325
Options call of currency	2,191	1,633	–	12	1
Options put of currency	3,513	491	–	254	2

Derivatives held-for-hedging
Foreign currency forwards	11,990	–	–	241	–
Interest rate swaps	–	–	–	–	–
Foreign currency swaps	13,056	–	21,443	196	697

Liquidity Risk	–	–	–	204,067	175,261

The following table summarizes our derivative portfolio as of December 31, 2011:

	Notional amounts of contracts with maturity in
	Up to 3 months	From 3 to 12 months	More than 12 months	Gross Unrealized Gains	Gross Unrealized Losses
	(in millions of Ch$)
Derivatives held-for-trading
Foreign currency forwards	4,774,162	2,090,350	174,618	66,605	60,570
Interest rate swaps	1,583,067	2,055,175	1,689,879	100,917	67,965
Foreign currency swap	12,506	164,186	585,444	76,282	32,612
Options call of currency	3,396	2,332	206	140	114
Options put of currency	3,004	4,182	96	76	22

Derivatives held-for-hedging
Interest rate swaps	105	697,200	351,522	4,962	2,244
Foreign currency swaps	–	–	58	–	3,345

Liquidity Risk	–	–	–	248,982	166,872

The following table summarize our derivative portfolio as of December 31, 2012:

	Notional amounts of contracts with maturity in
	Up to 3 months	From 3 to 12 months	More than 12 months	Gross Unrealized Gains	Gross Unrealized Losses
	(in millions of Ch$)
Derivatives held-for-trading
Foreign currency forwards	6,386,608	2,346,547	253,571	58,249	62,794
Interest rate swaps	550,021	1,152,021	4,430,469	98,576	74,290
Foreign currency swap	157,476	296,442	2,420,473	104,629	51,323
Options call of currency	75,646	65,871	2,108	303	1,114
Options put of currency	36,646	43,790	1,940	1,070	663

Derivatives held-for-hedging
Interest rate swaps	–	703,522	336,819	5,118	1,997
Foreign currency swaps	–	51,418	113,622	82	1,663

Liquidity Risk	–	–	–	268,027	193,844

	Fair Value
	Positions		Unrealized	Realized	Net Effect

	Assets	Liabilities	Gain/(Loss)	Gain/(Loss)	Gain/(Loss)

As of December 2011	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held-for-trading
Foreign currency forwards	66,605	60,570	6,035	(4,679)	14,176
Interest rate swaps	100,917	67,965	32,952	(38,172)	10,542
Foreign currency swaps	76,282	32,612	43,670	39,914	55,265
Foreign currency call options	140	114	26	154	169
Foreign currency put options	76	22	54	40	(158)

Total derivatives held-for-trading	244,020	161,283	82,737	(2,743)	79,994

	Fair Value
	Positions		Unrealized	Realized	Total	Foreign Exchange	Adjustments

	Assets	Liabilities	Gain/(Loss)	Gain/(Loss)	Gain/(Loss)	Gain/(loss)	Gain/(loss)

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Total derivatives held-for-hedging	4,962	5,589	(627)	(27,150)	(27,777)	(26,373)	(1,404)

Total	248,982	166,872

	Fair Value
	Positions		Unrealized	Realized	Net Effect

	Assets	Liabilities	Gain/(Loss)	Gain/(Loss)	Gain/(loss)

As of December 2012	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held-for-trading
Foreign currency forwards	58,249	62,794	(4,545)	(717)	(11,297)
Interest rate swaps	98,576	74,290	24,286	16,095	7,429
Foreign currency swaps	104,629	51,323	53,306	17,064	26,700
Foreign currency call options	303	1,114	(811)	1,257	420
Foreign currency put options	1,070	663	407	72	425

Total derivatives held-for-trading	262,827	190,184	72,643	33,771	23,677

	Fair Value
	Positions		Unrealized	Realized	Total	Foreign Exchange	Adjustments

	Assets	Liabilities	Gain/(Loss)	Gain/(Loss)	Gain/(Loss)	Gain/(loss)	Gain/(loss)

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Total derivatives held-for-hedging	5,200	3,660	1,540	583	2,123	4,627	(2,504)

Total	268,027	193,844

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

Regulatory Observance

The minimum amount of liquidity is determined by the reserve requirements set by the Central Bank of Chile. These reserve requirements are currently 9% of demand deposits and 3.6% of time deposits. We are currently in compliance with these requirements. In addition, we are subject to a technical requirement applicable to Chilean banks pursuant to which we must hold a certain amount of assets in cash or in highly liquid instruments, if the aggregate amount of the following liabilities exceeds 2.5 times the amount of our net capital base:

1.	Deposits in checking accounts,
2.	Other demand deposits or obligations payable on demand and incurred in the ordinary course of business,
3.	Other deposits unconditionally payable immediately or within a term of less than 30 days, and
4.	Time deposits payable within ten days.

Chilean regulations also require that gaps between assets and liabilities maturing within 30 days not exceed a bank’s net capital base and the gaps between assets and liabilities maturing within 90 days not exceed twice the bank’s net capital base.

As of December 31, 2012, the ratio of our gap between 30-day or less of liabilities and assets to capital and reserves was 0%. As of December 31, 2012, the ratio of our gap between 90-day or less liabilities and assets to our capital and reserves was 58%.

Internal Methods

In addition to the tools we use to control regulatory liquidity risk described above, we have also set internal liquidity limits. In particular, our Financial Risk Department measures two liquidity indicators:

Minimum Liquidity Requirement: In order to ensure that the bank will permanently hold enough liquid assets to meet all payments derived from deposits made by third parties in the bank, we consider a limit on the minimum amount of liquid assets to be held on a daily basis. The amount of money to be paid as a result of deposit payments for the next three-day period cannot rise above the total amount of liquid assets held by the bank as defined by the Chilean Central Bank in its liquidity facilities regulations. As of December 31, 2012, the amount of our liquid assets was Ch$ 1,042,642 million (US$ 2,175.992 million) while deposits to be paid the next three days amounted to Ch$ 93,956 million (US$ 196.086 million).

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

Our Financial Risk Department applies the LCR model on a daily basis. The LCR is based on a stress scenario which assumes that an unusually large proportion of liabilities will be withdrawn over the next 20 days according with a stressed volatility. At the same time, liquid assets have to cover excess requirements. The proportion between liquid assets over liabilities withdrawn must be over 0.7 for us to maintain a normal liquidity level. As of December 31, 2012, LCR was 0.86.

ITEM 12.            DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

AMERICAN DEPOSITARY SHARES

Fees and Expenses

Effective as of May 7, 2012, Deutsche Bank Trust Company Americas serves as the depositary for our ADSs. Holders of the ADRs are required to pay the fees set forth in the table below to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. The depositary may decide, in its sole discretion, to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

Depositary service	Fee payable by ADR holders

Issuance and delivery of ADRs, including in connection with share distributions, stock splits or other distributions (except when converted to cash); exercise rights; cancellation or withdrawal of ADSs, including cash distributions in connection with a cancellation or withdrawal

US$5.00 (or less) per 100 ADSs (or fraction thereof)
Any distribution of cash proceeds to ADS registered holders, including cash dividends or sale of rights and other entitlements not made pursuant to a cancellation or withdrawal	US$2.00 (or less) per 100 ADS
Operation and maintenance costs	US$2.00 (or less) per 100 ADS

Direct and indirect payments by the depositary
Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares	–
Cable, telex and facsimile transmissions and electronic transmissions (when expressly provided in the deposit agreement)	–
Any fees, charges and expenses incurred in connection with the conversion of foreign currency, compliance with exchange control regulations and other regulatory requirements	–
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty, or withholding taxes	–
Any fees and expenses incurred by the depositary in connection with the delivery of deposited securities, including any fees of a central depositary for securities in the local market, where applicable	–
Any other fees, charges costs or expenses incurred by the depositary or its agents for servicing the deposited securities	–

Any other charges and expenses of the depositary under the deposit agreement will be paid by the Company upon agreement between the depositary and the Company. All fees and charges may, at any time and from time to time, be changed by agreement between the depositary and the Company but, in the case of fees and charges payable by ADS holders and beneficial owners, only in the manner contemplated by Article 20 of the ADR.

The depositary reimburses the Company for certain expenses incurred by the Company that are related to the ADR facility upon such terms and conditions as the Company and the depositary have agreed and may hereinafter agree from time to time. The depositary may make available to the Company a set amount or a portion of the depositary fees charged in respect of the ADR facility or otherwise upon such terms and conditions as the Company and the depositary may agree from time to time.

PART II

ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.            CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2012, CorpBanca, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including the possibility of human error and the circumvention or overriding of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

As allowed by SEC guidance, as of December 31, 2012, management excluded from its assessment of internal control over financial reporting, an assessment of internal control over financial reporting of CorpBanca Colombia, which we acquired in a two-step transaction on May 29, 2012 (acquiring a 51% interest) and June 22, 2012 (acquiring a 40.9% interest), and became our subsidiary. CorpBanca Colombia’s financial statements constitute 18% of total assets, 26% of net interest income, 21% of net service fee income, 25% of total operating income, net of loan losses, interest and fees, and 23% of income before income taxes that were reflected in our consolidated financial statements as of and for the year ended December 31, 2012.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, (COSO). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Our independent registered public accounting firm, Deloitte, has audited the consolidated financial statements included in this Annual Report, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2012.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte Auditores y Consultores Limitada RUT: 80.276.200-3 Rosario Norte 407 Las Condes, Santiago Chile Fono: (56-2) 2729 7000 Fax: (56-2) 2374 9177 e-mail: deloittechile@deloitte.com www.deloitte.cl

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of CorpBanca

We have audited the internal control over financial reporting of Corpbanca and subsidiaries (the “Bank”) as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at CorpBanca Colombia, which was acquired on May 29, 2012 (51.00%) and June 22, 2012 (40.93%) and whose financial statements constitute 18% of total assets, 26% of net interest income, 21% of net service fee income, 25% of total operating income, net of loan losses, interest and fees, and 23% of income before income taxes of the consolidated financial statement amounts as of and for the year ended December 31, 2012. Accordingly, our audit did not include the internal control over financial reporting at CorpBanca Colombia.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2012 of the Bank and our report dated May 15, 2013 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph concerning the translation of Chilean peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 1.x and that such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Santiago, Chile

May 15, 2013

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

No waivers been granted to the code of ethics since its adoption that applies to the persons indicated above.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2010, 2011 and 2012:

	Year ended December 31,
	2010	2011	2012
	(in millions of Ch$)
Audit fees	490	478	596
Audit-related fees	169	–	–
Tax fees	46	37	10
All other fees	202	854	668

Total	907	1,369	1,274

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

CorpBanca’s audit committee does not meet the requirements of Exchange Act Rule 10A-3 because Alejandro Ferreiro Yazigi and Juan Echeverría González do not meet the Exchange Act Rule 10A-3(b)(1) independence requirements. CorpBanca is relying on the general exemption contained in Exchange Act Rule 10A-3(c)(3), which provides an exemption from NYSE’s listing standards relating to audit committees for foreign companies like CorpBanca. CorpBanca’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its audit committee to act independently and to satisfy the other requirements of Exchange Act Rule 10A-3.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases of our shares registered under Section 12 of the Exchange Act by us or any affiliated purchaser during fiscal year 2012:

Period	(a) Total number of shares purchased	(b) Average price paid per share (in Ch$)	(c) Total number of shares purchased as part of publicly announced plans or programs	d) Maximum number of shares that may yet be purchased under the plan or programs
January 2012
February 2012
March 2012
April 2012
May 2012	11,923,200,000	6.25	11,923,200,000
June 2012	6,287,824,260	6.25	6,287,824,260
July 2012	16,241,056	5.98	16,241,056
August 2012
September 2012
October 2012
November 2012
December 2012
Total	18,227,265,316	6.16	18,227,265,316

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See the following items starting at page F-1:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Consolidated Statement of Financial Position as of 2012 and 2011

(c)	Consolidated Statement of Income for the three years ended December 31, 2012

(d)	Consolidated Statement of Comprehensive Income for the three years ended December 31, 2012

(e)	Statement of Changes in Shareholders’ Equity for the three years ended December 31, 2012

(f)	Consolidated Statement of Cash Flows for each of the three years ended December 31, 2012

(g)	Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Articles of Incorporation and By-laws (estatutos sociales) of CorpBanca, including amendments thereto (English language translation).

Exhibit 2.(a).1**

Form of Amended and Restated Deposit Agreement, dated as of May 7, 2012, by and among CorpBanca, Deustche Bank Trust Company Americas, as depositary, and the registered holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including a form of American Depositary Receipt.

Exhibit 2.(a).3	Underwriting Agreement dated January 15, 2013, between CorpBanca and Banco BTG Pactual S.A., acting through its Cayman Islands Branch, relating to CorpBanca’s American Depositary Shares.

Exhibit 2.(b).1	Indenture dated January 15, 2013, between CorpBanca and Deutsche Bank Trust Company Americas, as Trustee, related to CorpBanca’s 3.125% Senior Notes due 2018.

Exhibit 2.(b).2	First Supplemental Indenture dated January 15, 2013, between CorpBanca and Deutsche Bank Trust Company Americas, as Trustee, related to CorpBanca’s 3.125% Senior Notes due 2018.

Exhibit 2.(b).3	Form of Global Note due 2018 (included in Exhibit 2.(b).1).

Exhibit 2.(a).2*	Form of CorpBanca Share Certificate (English language translation).

Exhibit 3.1*****

Consolidated Text of the Share Purchase Agreement, dated December 6, 2011, by and among Banco Santander, S.A., Corpbanca, and Inversiones Corpgroup Interhold Limitada (including the modifications agreed to by the parties on February 21, 2012)

Exhibit 3.2*****	Addendum No. 1 to Share Purchase Agreement, dated February 21, 2012, by and among Banco Santander, S.A., Corpbanca, and Inversiones Corpgroup Interhold Limitada

Exhibit 4.(a).1*	Systems Operations Services Agreement, dated as of March 30, 2001, between IBM de Chile S.A.C. and CorpBanca (English language translation).

Exhibit 4.(a).2*	Service Contract, dated as of July 6, 2001, between Corp Group Interhold S.A. and CorpBanca (English language translation).

Exhibit 4.(a).3*	Software Consulting and Development Agreement, “IBS” Integrated Banking System, dated as of October 4, 2001, between Datapro, Inc. and CorpBanca (English language translation).

Exhibit 4.(a).4*	Agreement to Participate in the Automated Teller Machine Network Operated by Redbanc S.A., dated as of April 1, 2001, among Redbanc S.A. and CorpBanca (English language translation).

Exhibit 4.(a).5****

Sublease Automatic Teller Machine Contract, dated as of November 26, 2008, among SMU S.A., Rendic Hermanos S.A., Supermercados Bryc S.A. and Distribuidora Super Diez S.A. and CorpBanca (English language translation).

Exhibit 4.(a).6

Credit Agreement, dated as of July 24, 2012, by and among CorpBanca, as borrower, Standard Chartered Bank, as administrative agent, HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC, as lead arrangers and book-runners, and Commerzbank Aktiengesellschaft, as lead arranger.

Exhibit 8.1	List of subsidiaries of CorpBanca.

Exhibit 11.1****	English language translation of CorpBanca’s Code of Ethics, as amended.

Exhibit 11.2***	English language translation of CorpBanca’s Code of Conduct in the Securities Market

Exhibit 12.1	Certification of the chief executive officer of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 12.2	Certification of the chief financial officer of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 13.1	Certification of the chief executive officer of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2	Certification of the chief financial officer of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 15.1	Consent of Deloitte & Touche Sociedad de Auditores y Consultores Ltda.

*	Incorporated by reference to our Form 20-F (File No. 001-32305) filed on September 24, 2004.

**	Incorporated by reference to our registration statement on Form F-6 (File No. 333-119251) filed on April 30, 2012.

***	Incorporated by reference to our annual report on Form 20-F (File No. 001-32305) filed on June 29, 2007.

****	Incorporated by reference to our annual report on Form 20-F (File No. 001-32305) filed on June 30, 2009.

******	Incorporated by reference to our annual report on Form 20-F (File No. 001-32305) filed on April 30, 2012.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORPBANCA

/s/ Eugenio Gigogne Miqueles
Name: Eugenio Gigogne Miqueles
Title: Chief Financial Officer

Date: May 15, 2013

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2010, 2011 and 2012

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2010, 2011 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

   Corpbanca

We have audited the accompanying consolidated statements of financial position of Corpbanca and subsidiaries (the “Bank”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Corpbanca and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

Our audits also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1.x. The translation into U.S. dollars has been made solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2013 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

Santiago, Chile

May 15, 2013

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the years ended December 31, 2011 and 2012

(In millions of Chilean pesos - MCh$)

	Notes	12.31.2011	12.31.2012	12.31.2012
ASSETS		MCh$	MCh$	ThUS$
				(Note 1x)
Cash and deposits in banks	4	265,747	520,228	1,085,708
Cash in the process of collection	4	96,230	123,777	258,321
Trading portfolio financial assets	5	166,039	159,898	333,705
Investments under agreements to resell	6	23,251	21,313	44,480
Derivative financial instruments	7	248,982	268,027	559,368
Loans and receivables from banks	8	304,098	482,371	1,006,701
Loans and receivables from customers, net	9	6,711,945	9,993,890	20,857,104
Financial investments available-for-sale	10	843,250	1,112,435	2,321,636
Held to maturity investments	10	21,962	104,977	219,085
Investment in other companies	11	3,583	5,793	12,090
Intangible assets	12	12,239	481,682	1,005,263
Property, plant and equipment, net	13	57,225	65,086	135,834
Current taxes	14	6,278	-	-
Deferred income taxes	14	25,080	37,144	77,519
Other assets	15	102,775	149,903	312,845

TOTAL ASSETS		8,888,684	13,526,524	28,229,660

LIABILITIES
Current accounts and demand deposits	16	682,720	1,112,675	2,322,137
Cash in the process of collection	4	36,948	68,883	143,758
Obligations under repurchase agreements	6	130,549	257,721	537,860
Time deposits and saving accounts	16	4,824,378	7,682,675	16,033,632
Derivative financial instruments	7	166,872	193,844	404,550
Borrowings from financial institutions	17	663,626	969,521	2,023,376
Debt issued	18	1,522,773	1,886,604	3,937,315
Other financial obligations	18	20,053	18,120	37,816
Current income tax provision	14	-	9,057	18,902
Deferred income taxes	14	25,352	117,753	245,749
Provisions	19	42,030	125,939	262,833
Other liabilities	20	30,981	75,205	156,952

TOTAL LIABILITIES		8,146,282	12,517,997	26,124,879

SHAREHOLDERS’ EQUITY
Attributable to equity holders of the Bank:
Capital	22	507,108	638,234	1,331,985
Reserves		139,140	275,552	575,073
Accumulated other comprehensive income		(5,639)	(31,881)	(66,535)
Retained earnings:		99,184	72,252	150,789
Retained earnings from prior periods		16,897	13,190	27,527
Net income for the year	22	119,142	119,102	248,565
Less: Accrual for mandatory dividends		(36,855)	(60,040)	(125,303)

		739,793	954,157	1,991,312
Non controlling interest	22	2,609	54,370	113,469

TOTAL SHAREHOLDERS’ EQUITY		742,402	1,008,527	2,104,781

TOTAL LIABILITIES & SHAREHOLDERS ’ EQUITY		8,888,684	13,526,524	28,229,660

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2010, 2011 and 2012

(In millions of Chilean pesos - MCh$)

	Notes	12.31.2010	12.31.2011	12.31.2012	12.31.2012
		MCh$	MCh$	MCh$	ThUS$
					(Note 1 x)
Interest income	23	387,639	528,622	762,992	1,592,353
Interest expense	23	(163,229)	(335,622)	(506,116)	(1,056,257)

Net interest income		224,410	193,000	256,876	536,097

Income from service fees	24	68,453	72,404	105,178	219,505
Expenses from service fees	24	(10,232)	(12,042)	(19,534)	(40,767)

Net service fee income		58,221	60,362	85,644	178,738

Trading and investment income, net	25	(9,410)	97,745	54,994	114,772
Foreign exchange gains (losses), net	26	44,611	(26,783)	30,696	64,062
Other operating income	31	8,832	9,507	18,708	39,043

Trading and investment, foreign exchange gains and other operating income		44,033	80,469	104,398	217,877

Operating income before provision for loan losses		326,664	333,831	446,918	932,711

Provisions for loan losses	27	(52,351)	(40,754)	(51,575)	(107,636)

Total operating income, net of loan losses, interest and fees		274,313	293,077	395,343	825,075

Personnel salaries expenses	28	(71,034)	(76,461)	(120,714)	(251,928)
Administration expenses	29	(46,793)	(55,141)	(88,783)	(185,289)
Depreciation and amortization	30	(7,117)	(7,461)	(18,092)	(37,758)
Impairment	30	(427)	-	-	-
Other operating expenses	31	(7,312)	(13,643)	(26,055)	(54,376)

Total operating expenses		(132,683)	(152,706)	(253,644)	(529,351)

Total net operating income		141,630	140,371	141,699	295,724

Income attributable to investment other companies	11	296	250	367	766

Income before income taxes		141,926	140,621	142,066	296,490
Income taxes	14	(20,353)	(23,303)	(22,913)	(47,819)

Net income for the year		121,573	117,318	119,153	248,671

Attributable to:
Equity holders of the Bank		122,550	119,142	119,102	248,565
Non controlling interest		(977)	(1,824)	51	106

Earnings per share attributable to equity holders of the Bank		Ch$	Ch$	Ch$	US$
Basic earnings per share	22	0.54	0.50	0.43	0.001
Diluted earning per share	22	0.54	0.50	0.43	0.001

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2010, 2011 and 2012

(In millions of Chilean pesos - MCh$)

	Notes	12.31.2010	12.31.2011	12.31.2012	12.31.2012
		MCh$	MCh$	MCh$	ThUS$
					(Note 1 x)

Net income for the year		121,573	117,318	119,153	248,671

Other Comprehensive Income
Financial instruments available-for-sale	22	4,836	(1,258)	(5,368)	(11,203)
Exchange differences on translation	22	(1,014)	1,238	(25,157)	(52,502)
Hedge of net investment in foreign operation	22	963	(1,264)	757	1,580
Cash flow hedge	22	-	(2,576)	3,146	6,566

Other comprehensive income (loss) before income taxes		4,785	(3,860)	(26,622)	(55,560)
Income tax relating to financial instruments available-for-sale	14	(822)	461	888	1,853
Income tax relating to hedge of net investment in foreign operations	14	(164)	220	(147)	(307)
Income tax relating to cash flow hedge	14	-	298	(361)	(753)

Total other comprehensive income (loss)		3,799	(2,881)	(26,242)	(54,767)

Comprehensive income for the year		125,372	114,437	92,911	193,904

Attributable to:
Equity Holders of the bank		124,395	116,261	92,860	193,798
Non Controlling interest	22	(977)	(1,824)	51	106

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2010, 2011 and 2012

(In millions of Chilean pesos - MCh$, except for number of shares)

	Number of shares	Paid-in Capital	Reserves	Accumulated other comprehensive income						Retained earnings			Total attributable to equity holders of the Bank
				Financial investment available- for- sale	Hedge of net investment in foreign operation	Derivatives for Cash Flow Coverage	Income tax other comprehe- nsive income	Exchange differences on translation	Accumulated other conprehe- nsive income	Retained earnings from previous periods	Net income for the year	Accrual for mandatory dividends		Non controlling interest	Total Shareholders’ equity
	(Millions)	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Shareholders’ equity as of December 31 2009	221,854	326,038	25,054	(6,353)	-	-	1,080	(1,284)	(6,557)	205,368	-	(42,554)	507,349	-	507,349

Increase or decrease in capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	3,920	3,920
Dividends paid	-	-	-	-	-	-	-	-	-	(85,109)	-	42,554	(42,555)	-	(42,555)
Accrual for mandatory dividends	-	-	-	-	-	-	-	-	-	-	-	(59,522)	(59,522)	-	(59,522)
Sale of treasury shares	5,055	16,341	-	-	-	-	-	-	-	-	-	-	16,341	-	16,341
Higher value of shares sold	-	-	1,352	-	-	-	-	-	-	-	-	-	1,352	-	1,352
Comprehensive income for the period	-	-	-	4,836	963	-	(986)	(1,014)	3,799	-	122,550	-	126,349	(977)	125,372

Shareholders’ equity as of December 31 2010	226,909	342,379	26,406	(1,517)	963	-	94	(2,298)	(2,758)	120,259	122,550	(59,522)	549,314	2,943	552,257

Distribution of prior year’s net income	-	-	-	-	-	-	-	-	-	122,550	(122,550)	-	-	-	-
Shareholders’ equity as of December 31 2010	226,909	342,379	26,406	(1,517)	963	-	94	(2,298)	(2,758)	242,809	-	(59,522)	549,314	2,943	552,257

Increase or decrease in capital and reserves	23,449	57,860	112,734	-	-	-	-	-	-	-	-	-	170,594	1,490	172,084
Capitalization of retained earnings	-	106,869	-	-	-	-	-	-	-	(106,869)	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	(119,043)	-	59,522	(59,521)	-	(59,521)
Accrual for mandatory dividends	-	-	-	-	-	-	-	-	-	-	-	(36,855)	(36,855)	-	(36,855)
Comprehensive income for the period	-	-	-	(1,258)	(1,264)	(2,576)	979	1,238	(2,881)	-	119,142	-	116,261	(1,824)	114,437

Shareholders’ equity as of December 31 2011	250,358	507,108	139,140	(2,775)	(301)	(2,576)	1,073	(1,060)	(5,639)	16,897	119,142	(36,855)	739,793	2,609	742,402
Distribution of prior year’s net income	-	-	-	-	-	-	-	-	-	119,142	(119,142)	-	-	-	-
Shareholders’ equity as of December 31 2011	250,358	507,108	139,140	(2,775)	(301)	(2,576)	1,073	(1,060)	(5,639)	136,039	-	(36,855)	739,793	2,609	742,402

Increase or decrease in capital and reserves	43,000	131,126	136,412	-	-	-	-	-	-	-	-	-	267,538	2,430	269,968
Capitalization of retained earnings	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	(122,849)	-	36,855	(85,994)	-	(85,994)
Accrual for mandatory dividends	-	-	-	-	-	-	-	-	-	-	-	(60,040)	(60,040)	-	(60,040)
Comprehensive income for the period	-	-	-	(5,368)	757	3,146	380	(25,157)	(26,242)	-	119,102	-	92,860	51	92,911
Acquisition Subsidiary in Colombia	-	-	-	-	-	-	-	-	-	-	-	-	-	49,280	49,280

Shareholders’ equity as of December 31 2012	293,358	638,234	275,552	(8,143)	456	570	1,453	(26,217)	(31,881)	13,190	119,102	(60,040)	954,157	54,370	1,008,527
Shareholders’ equity as of December 31 2012
ThUS$ (Note 1 x)	293,358	1,331,985	575,073	(16,994)	952	1,190	3,032	(54,715)	(66,535)	27,527	248,565	(125,303)	1,991,312	113,469	2,104,781

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2010, 2011 and 2012

(In millions of Chilean pesos - MCh$)

	Notes	12.31.2010	12.31.2011	12.31.2012	12.31.2012
		MCh$	MCh$	MCh$	ThUS$
CASH FLOW FROM OPERATING ACTIVITIES:					(Note 1 x)

Income before income taxes		141,926	140,621	142,066	296,490
Non controlling Interest		(977)	(1,824)	51	106

Charges (credits) to income not representing cash flow:
Depreciation and amortization	30	7,117	7,461	18,092	37,758
Provision for loan losses	27	67,060	52,732	66,452	138,684
Provisions and write-offs for assets received in lieu of payment	31	27	26	-	-
Contingency provisions	31	1,360	1,657	4,902	10,230
Adjustment to market value for financial investments available-for-sale and derivatives		15,795	(49,023)	10,055	20,985
Net interest income	23	(224,410)	(193,000)	(256,876)	(536,097)
Net fees and income from services	24	(58,221)	(60,362)	(85,644)	(178,738)
Net foreign exchange gains (losses)	26	(44,611)	26,783	(30,696)	(64,062)
Deferred taxes		(3,485)	984	(12,305)	(25,680)
Other charges (credits) to income not representing cash flows		11,203	19,878	21,105	44,046

Subtotals		(87,216)	(54,067)	(122,798)	(256,278)
Increase/decrease in operating assets and liabilities:
Loans and receivables to customers and banks		(644,672)	(1,788,377)	(2,209,523)	(4,611,243)
Investments under agreements to resell		(31,951)	51,512	89,407	186,591
Trading portfolio financial assets		(81,329)	27,230	215,854	450,484
Financial investments available-for-sale		(60,649)	49,061	(82,802)	(172,807)
Held to maturity investments		-	(18,126)	839	1,751
Other assets and liabilities		13,976	31,569	(48,921)	(102,097)
Time deposits and saving accounts		591,816	1,172,048	1,831,498	3,822,310
Currents accounts and demand deposits		115,912	70,656	165,322	345,025
Obligations under repurchase agreements		(276,163)	(54,232)	135,635	283,068
Dividends received from investments in other companies	11	296	250	367	766
Foreign borrowings obtained		572,500	1,013,562	1,204,730	2,514,254
Repayment of foreign borrowings		(542,357)	(809,997)	(1,137,045)	(2,372,996)
Net (decrease) increase of other obligations with banks		111,146	(42,629)	(511)	(1,066)
Interest paid		(163,234)	(332,758)	(503,612)	(1,051,031)
Interest received		387,639	528,622	762,992	1,592,353
Income tax paid		(20,353)	(23,303)	(22,913)	(47,819)
Repayment of other borrowings		(3,396)	(3,834)	(3,452)	(7,204)

Net cash (used in) provided by operating activities		(118,035)	(182,813)	275,067	574,061

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment		(5,940)	(10,911)	(23,495)	(49,034)
Acquisition of Banco CorpBanca Colombia, S.A. net of cash acquired	11	-	-	(476,358)	(994,152)
Proceeds from sales of property, plant and equipment		286	-	6,069	12,666
Sale of assets received in lieu of payment or in foreclosure		1,636	482	3,996	8,340

Net cash (used in) provided by investment activities		(4,018)	(10,429)	(489,788)	(1,022,180)

CASH FLOW FROM FINANCING ACTIVITIES:

Issued debt		403,073	344,103	966,627	2,017,337
Redemption of issued debt		(60,095)	(61,792)	(697,916)	(1,456,541)
Capital increase	22	-	170,594	267,538	558,348
Proceeds from sale of treasury shares		16,341	-	-	-
Dividends Paid	22	(85,109)	(119,043)	(122,849)	(256,384)

Net cash provided (used in) provided by financing activities		274,210	333,862	413,400	862,760

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		152,157	140,620	198,679	414,640

Cash and cash equivalents at beginning of year		241,564	393,721	534,341	1,115,162
Cash and cash equivalents at end of year	4	393,721	534,341	733,020	1,529,802

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 1 -    GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.1 General Information

Corporate information

Corpbanca is a banking corporation organized pursuant to the laws of the Republic of Chile that provides a broad range of general banking services to its clients, who are from natural persons to large corporations. Corpbanca and its subsidiaries (hereinafter jointly referred to as the “Bank” or “Corpbanca”) offer commercial and consumer banking services, including factoring, collections, leasing, securities and insurance brokerage, mutual funds and management of investment funds and bank investments.

1.2 Summary of significant accounting policies

Basis of preparation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS – IASB).

For purposes of these financial statements we use certain terms and conventions. References to “US$”, “US dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos, references to “Colombia pesos”, or “Cop$” are to Colombian pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index (“CPI”) during the prior calendar month. As of December 31, 2012, 2011 and 2010, one UF equaled Ch$ 22,840.75, Ch$22,294.03, and Ch$21,455.55, respectively. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

The main accounting policies adopted in preparing these financial statements are described below.

a)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Corpbanca, its subsidiaries, the New York Branch and Colombian subsidiaries that participate in the consolidation as of December 31, 2012 and 2011, and include the necessary adjustments and reclassifications to the financial statements of subsidiaries, the New York Branch and Colombian subsidiaries to bring their accounting policies and valuation criteria into line with those applied by the Bank, in accordance with IFRS—IASB.

All intragroup balances, transactions, income and expenses are eliminated in full on consolidation.

For consolidation purposes, the financial statements of the New York Branch, the financial statements of Colombian subsidiaries whose functional currency is the U.S. dollar and Colombian pesos respectively has been translated into Chilean pesos as described in Note 1 e) below.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

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

The aggregate total assets and total net operating income of subsidiaries represent 20.50% and 43.03%, respectively, of the consolidated total assets and total net operating income as of December 31, 2012 (2.3% and 13.6% in 2011, respectively).

The consolidated Group is detailed below:

	Country	Functional currency	Direct and Indirect Ownership
			As of December 31, 2012			As of December 31, 2011			As of December 31, 2010
			Direct %	Indirect %	Total %	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %

Corpbanca Corredores de Bolsa S.A.	Chile		$99.990	0.010	100.00	99.990	0.010	100.00	99.990	0.010	100.00
Corpbanca Administradora General de Fondos S.A.	Chile		$99.996	0.004	100.00	99.996	0.004	100.00	99.996	0.004	100.00
Corpbanca Asesorías Financieras S.A.	Chile		$99.990	0.010	100.00	99.990	0.010	100.00	99.990	0.010	100.00
Corpbanca Corredores de Seguros S.A.	Chile		$99.990	0.010	100.00	99.990	0.010	100.00	99.990	0.010	100.00
Corp Legal S.A.	Chile		$99.990	0.010	100.00	99.990	0.010	100.00	99.990	0.010	100.00
Corpbanca Agencia de Valores S.A.	Chile		$99.990	0.010	100.00	99.000	1.000	100.00	99.000	1.000	100.00
Corpbanca New York Branch	EE.UU	US$	100.000	-	100.00	100.000	-	100.00	100.000	-	100.00
SMU CORP S.A. [1]	Chile		$51.000	-	51.00	51.000	-	51.00	51.000	-	51.00
Banco CorpBanca Colombia S.A. [2]	Colombia	COP$	91.931	-	91.93	-	-	-	-	-	-
CorpBanca Investment Valores Colombia S.A. [2]	Colombia	COP$	-	87.218	87.22	-	-	-	-	-	-
CorpBanca Investment Trust Colombia S.A. [4]	Colombia	COP$	-	86.871	86.87	-	-	-	-	-	-

1. SMU Corp S.A. was incorporated on September 2, 2009. Its capital was fully paid in on October 10, 2010.

2. These subsidiaries are supervised by the Colombian Superintendency of Finance which maintains a supervision agreement with the SBIF as a condition to the fact that CorpBanca has acquired control of these subsidiaries. For details of the transaction and their respective dates of acquisition, see Note 11 to the financial statements.

Associates

Associates are entities over which the Bank has the ability to exercise significant influence but not control or joint control. It is presumed that the Bank has the ability to exercise significant influence when it holds, directly or indirectly, more than 20% of the voting rights in an entity. Associates are accounted for using the equity method.

Special Purpose Entities (“SPE”)

SIC Interpretation 12—Consolidation—Special purpose entities (SIC 12) addresses when a special purpose entity should be consolidated by a reporting entity under the consolidation principles in IAS 27. Under SIC 12, the Bank must consolidate a special purpose entity when, in substance, it controls the SPE. The control of an SPE by the Bank may be indicated if:

•	in substance, the activities of the SPE are being conducted on behalf of the Bank according to its specific business needs so that the Bank obtains benefits from the SPE’s operation,

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

•

in substance, the Bank has the decision-making power to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Bank has delegated these decision-making powers,

•	in substance, the Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incidents to the activities of the SPE.

•	in substance, the Bank retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities, and

The Bank’s management has concluded that no SPE entities exist that require inclusion in these consolidated financial statements.

Investments in other companies

Investments in other companies are those where the Bank neither has control nor exercise significant influence. Investments in these companies are measured at cost (See Note 11).

Fund Management

Certain subsidiaries of Corpbanca manage and administer assets held in mutual funds and other investment vehicles on behalf of investors. The assets, liabilities, results of operations and cash flows of these entities are not included in these consolidated financial statements except when the Bank controls the entity. At December 31, 2010, 2011 and 2012, or the years ended December 31, 2010, 2011 and 2012, the Bank does not control or consolidate any funds.

b)	Non-controlling interest

The non-controlling interest represents the equity and net income in a subsidiary not attributable, directly or indirectly, to the Bank. The non-controlling interest is disclosed as a separate line item within equity in the consolidated statements of financial position and as a separate line item within the consolidated statements of income.

c)	Business Combinations and Goodwill

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value at the acquisition date, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the net identifiable assets acquired. (See Note 11 as to Bank´s election of fair value for the acquisitions during 2012.) Acquisition costs incurred are expensed and included in administrative expenses.

When CorpBanca and subsidiaries acquires a business, it assesses the identifiable assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and other relevant conditions at the date of acquisition. This includes the separation of embedded derivatives from host contracts.

If the business combination is done in stages, the acquirer’s stake previously held in the acquired assets, measured at fair value at the date of the respective acquisition, is remeasured at fair value at the acquisition date in which Corpbanca and its subsidiaries take control and the resulting gain or loss is recognized.

Any contingent consideration that must be transferred by the acquirer is recognized at its fair value at the acquisition date. Subsequent changes to the fair value of contingent consideration are recognized in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, either as profit or loss or as a change in other comprehensive income. If the contingent consideration is classified as equity, it is not remeasured until it is finally settled as part of equity.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer´s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer´s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Goodwill amounts are established at the date of acquisition of the business and are subsequently measured at such amounts less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Group´s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the cash-generating unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the cash-generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

d)	Operating segments

Corpbanca provides financial information by operating segments in accordance with IFRS 8—Operating segments (IFRS 8) to disclose information to enable users of its financial statements to evaluate the nature and financial effects of its business activities in which it engages and the economic environments in which it operates so as to:

•	Better understand the Bank’s performance;
•	Better evaluate its future cash projections; and
•	Better judge the Bank as a whole.

The Bank discloses separate information for each operating segment that has been identified and that exceeds the quantitative thresholds established for a segment that is evaluated regularly by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and in assessing performance. The “CODM” is the Chief Executive Officer.

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

As of December 31, 2011 and 2012

The Bank reports separately information on each operating segment that meets any of the following quantitative thresholds:

i.	Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10% or more of the combined revenue, internal and external, of all the operating segments.

ii.

The absolute amount of its reported profit or loss is 10% or more of, in absolute terms, the greater of: (i) the combined reported profit of all the operating segments that did not report a loss; and (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	Its assets represent 10% or more of the combined assets of all the operating segments.

The Bank’s business activities are primarily conducted in the domestic market and have strategically aligned its operations into four divisions composed of seven reportable segments based on its market segmentation and the needs of its customers and trading partners. The seven reportable segments are Large, Corporate and Real Estate Companies, Companies, Traditional and Private Banking, Lower Income Retail Banking, Treasury and International, Non-banking Financial Services and Colombia. The CODM manages these reportable segments using an internal profitability reporting system and reviews their segments on the basis of gross operational margin and only uses average balances to evaluate performance and allocate resources.

Commercial banking:

•

Large, Corporate, and Real Estate Companies Division includes companies that belong to the major economic groups, specific industry, and companies with sales over US$30 million; this division also includes real estate companies and financial institutions.

•	Companies—includes a full range of financial products and services for companies with annual sales under US$30 million. Leasing and factoring have been included in this business segment.

Retail banking:

•	Traditional and Private Banking—offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income segments.

•	Lower income retail banking—which corresponds to Banco Condell, offers among other products, consumer loans, credit cards and mortgage loans to the low-to-middle income segments.

Treasury and International:

•	Primarily includes treasury activities such as financial management, funding, liquidity and international businesses.

Non-banking financial services:

•	Services rendered by our subsidiaries, which include insurance brokerage, financial advisory service, asset management and securities brokerage.

Colombia

•	All banking services rendered

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

e)	Functional currency and foreign currency

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

For the purposes of presenting consolidated financial statements, the assets and liabilities of the foreign consolidated entities whose functional currencies are other than the Chilean Peso are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing exchange rate as of December 31, 2012 and 2011.

•	Income, expenses and cash flows are translated at the exchange rate at the date of the transactions.

•	Equity components are translated at the historical exchange rates.

The resulting exchange differences of translating into Chilean pesos the functional currency balances of the consolidated entities whose functional currency is other than the Chilean Peso, are recorded and accumulated as “Exchange differences on translation” within the line item “Accumulated other comprehensive income” in equity. On the disposal of those foreign subsidiaries, all of the exchange differences accumulated in equity in respect to those operations attributable to the equity holders of the Bank are reclassified to net income.

In preparing the consolidated financial statements, transactions in currencies other than the Bank’s functional currency are recognized at the rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the closing exchange rates. Exchange differences on monetary items are recognized in net income in the period in which they arise. The amount of net foreign exchange gains and losses within the statements of income includes the recognition of the effects of fluctuations in the exchange rates on monetary assets and liabilities denominated in foreign currencies

Non monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

•

Exchange differences on foreign currency borrowings relating to assets under construction for future productive use are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

•

Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on repayment of the monetary items.

Assets and liabilities in foreign currencies are shown at their equivalent value in pesos, calculated at exchange rate of $ 479.16 per U.S. $ 1 ($519.08 per U.S. $ 1 at December 31, 2011) and an exchange rate of $ 0.2711 per COP$1 Colombian Peso, both at December 31, 2012.

The foreign exchange gains (losses) presented within consolidated statements of income for the years ended December 31, 2010, 2011 and 2012 of MCh$44,611, MCh$(26,783) and MCh$30,696, respectively, include the exchange differences for exchange rate fluctuations over monetary foreign currency-denominated assets and liabilities, and the gains (losses) obtained from the Bank’s foreign exchange currencies operations.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

f)	Assets and liabilities measurement and classification criteria

f.1 The criteria for measuring the assets and liabilities presented in the statements of financial position are the following:

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

When there is no quoted price in an active market to determine the amount of the fair value for a certain asset or liability, the price established in recent transactions of similar instruments is considered in order to estimate its fair value.

In those cases when fair value of a financial asset or a financial liability cannot be reliably measured, such asset or liability is measured at cost less any identified impairment losses at the end of each reporting period.

f.2 Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes.

Financial assets are included for measurement purposes in one of the following categories:

-

Financial assets at fair value through profit and loss: this category includes the financial assets held for trading which are acquired principally for the purpose of generating a profit in the short term from fluctuations in their prices. This category includes the trading portfolio financial assets and derivative financial instruments not designated and effective as hedging instruments.

-

Available-for-sale financial assets: this category includes debt and equity securities not classified as “held-to-maturity investments”, “loans and accounts receivable from banks and customers” or “financial assets at fair value through profit or loss.”

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

As of December 31, 2011 and 2012

f.3 Classification of financial assets for presentation purposes

Financial assets are classified by their nature into the following line items in the consolidated financial statements:

-	Cash and deposits in banks: Cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions.

-

Cash in the process of collection: This item includes short-term, in transit items that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rate.

-

Trading portfolio financial assets: This item includes financial instruments for trading purposes and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-

Derivative financial instruments: This item includes the positive fair value of derivative financial instruments including embedded derivatives separated from hybrid financial instruments. (See Note 7).

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

Financial liabilities are classified for measurement purposes into one of the following categories:

-

Financial liabilities at fair value through profit or loss: Financial liabilities issued to generate a short-term profit from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from definitive sales of financial assets purchased under resale agreements or borrowed (“short positions”).

-

Financial liabilities at amortized cost: financial liabilities, regardless of their type and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions, regardless of their form and maturity.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

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

f.6 Measurement of financial assets and financial liabilities

(i)	Measurement of financial assets

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit and loss are initially measured at fair value. Transaction costs are recognized immediately in profit or loss. Subsequent to initial recognition financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in net income.

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

For “derivative financial instruments” including foreign exchange forwards, interest rate futures, currency and interest rate swaps, interest rate options, and other derivative instruments, fair value is obtained from market quotes, discounted cash flow models and option valuation models, as appropriate. Derivatives contracts are presented on the statement of financial position as an asset when their change in fair value is positive and as a liability when the change is negative in the line item “Derivative financial instruments.”

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risk is not closely related to the economic characteristics and risks of the host contract and the host contract is not measured at fair value with changes in fair value recognized in net income.

On initial recognition, derivative contracts are designated by the Bank as a trading derivative or as a hedging instrument for hedge accounting purposes.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

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

When a derivative instrument hedges exposure to variability in cash flows of recognized assets or liabilities, or highly probable forecasted transactions, the effective portion of the changes in fair value with regard to the risk hedged is recognized in other comprehensive income. Any ineffective portion is immediately recognized in the income statement. The accumulated gains or losses recognized in other comprehensive income are reclassified to the income statement in the same period or periods in which the assets or liabilities affect the income statement.

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

The types of derivatives into which we enter are disclosed in Note 7 to these financial statements. They may include (please note description at Note 7) the following (which instruments may or may not qualify under IAS 39 for hedging treatment for accounting purposes):

Inflation forwards and inflation swaps: Derivatives used to hedge the economic value of inflation indexed structures such as inflation indexed assets funded with nominal liabilities.

OIS – Swaps: Derivatives used to hedge the economic value of long-term assets funded with short-term liabilities, fixing repricing of the short-term liabilities.

USD-CLP Fx Forwards: Used to hedge U.S. dollar denominated assets which are funded by Chilean peso denominated short-term liabilities

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

(b)	Available-for-sale financial assets.

Instruments available for sale are initially recognized at fair value, including transaction costs. Subsequent to initial recognition, available for sale investments are measured at fair value less any impairment losses. Gains or losses from changes in fair value are recognized in other comprehensive income within line item “Financial instruments available-for-sale”. When these investments are sold or impaired, the cumulative gains or losses previously accumulated in the financial investment available for sale reserve in equity are transferred to the income statement and reported under line item “Trading and investment income, Net”.

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

Held-to-maturity investments are measured at amortized cost using the effective interest method. Amortized cost is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to income statement) of the difference between the initial cost and the maturity amount. In the case of held-to-maturity investments, amortized cost furthermore includes any reductions for impairment losses.

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

f.7 Valuation techniques

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

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

The main valuation techniques used as of December 31, 2011 and 2012 by the Bank’s internal models to determine the fair value of derivatives are as follows:

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

f.8 Offsetting of financial instruments

Financial asset and liability balances are offset only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

f.9 Derecognition of financial assets and liabilities

The accounting treatment of financial asset transfers is conditioned by the degree and form in which risks and benefits associated with the assets are transferred to third parties:

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

As of December 31, 2011 and 2012

b)	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred on the new financial liability.

3.

If the Bank neither transfers nor substantially retains all the risks and rewards associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases—the following distinction is made:

a)

If the assigning entity does not retain control of the conveyed financial assets: it is written-off the balance sheet and any right or obligation withheld or created as a consequence of such transfer is recognized.

b)

If the assignor entity retains control of the conveyed financial asset: it continues to recognize it in the balance sheet for a value equal to its exposure to value changes that might be experienced and it recognizes a financial liability associated with the conveyed financial asset. The net value of the asset conveyed and the associated liability is the amortized cost of the rights and obligations withheld, (if the conveyed asset is measured according to its amortized cost), or according to the fair value of the rights and obligations thus obtained, (if the conveyed assets are measured at their fair value).

In line with the foregoing, financial assets are only written-off the balance sheet when the rights over the cash flows that they generate are extinguished or when their implicit or ensuing risks and benefits have been substantially conveyed to third parties. Similarly financial liabilities are only written off of the balance sheet when the obligations that they generate are extinguished or when they are acquired, with the intention of either to cancel them or to resell them.

f.10 Impairment of financial assets

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

Additionally, certain categories of financial assets, such as loans and receivables from banks and customers, that are not deemed to be impaired individually are also assessed for impairment on a collective basis. For loans and receivables from banks and customers that are deemed to be impaired, the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to reduce the accrued interest and the remainder, if any, to reduce the principal amount outstanding. The amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated is not material with respect to the Group’s financial statements taken as a whole. For further information on accounting policies for impairment of loans and receivables. (See Note 1.g allowances for loan losses below).

For financial assets carried at amortized cost, the amount of impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

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

The carrying amount of the financial asset is reduced by the impairment loss directly with the exception of loans and receivables from banks and customers, where the carrying amount is reduced through the use of an allowance account (‘allowance for loan losses’). When a loan and receivable is considered uncollectible, and it has been covered with an allowance for doubtful accounts previous to its write-off, it is written off against the corresponding allowance for loan losses by charging and releasing provision through the income statement. Subsequent recoveries of amounts previously written off are credited against the income statement.

When an available-for-sale financial asset is considered to be impaired, cumulative unrealized gains and losses previously recognized in other comprehensive income are reclassified to the income statement in the period.

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

g)	Allowances for loan losses

Allowance for loan losses are determined on an “individual” basis when they correspond to customers that are individually evaluated, and considering their size or level of exposure make it necessary to analyze them on a case-by-case basis and, are referred to as “collectively evaluated” when they correspond to a large number of loans whose amounts are not individually significant and relate to individuals or small-size companies.

The impairment losses on these assets are determined:

•

individually, for all significant loans and for those which, although not significant, cannot be classified as part of homogenous groups of loans with similar characteristics, i.e., by type of loan, customer’s industry and geographical location, type of guarantee, age of past-due amounts, etc.

•	collectively, in all other cases.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Criteria for determining impairment losses may consist of

•	becoming aware of a significant financial difficulty on the part of the customer;

•	when there is evidence of a deterioration of the customer’s ability to pay, either because it is in arrears or for other reasons, and/or

•	It becomes probable that the customer will enter bankruptcy or other financial reorganisation;

•

observable data at a portfolio (collectively analyzed) level indicating that there is a measurable decrease in the estimated future cash flows, although the decrease cannot yet be ascribed to individual financial assets in the portfolio – such as adverse changes in the payment status of customers in the portfolio or national or local economic conditions that correlate with defaults on the assets in the portfolio.

Write-offs

Loans and receivables are written off (the entire unpaid principal balance and related accrued interest balance) when we have determined that there is no longer any realistic prospect of recovery of part or all of the loans and receivable. The typical time frames from initial impairment to write-off are as follows:

Type of loans	Deadline

Consumer loans with or without collaterals	6 months
Consumer leasing	6 months
Other non-real estate leasing operations	12 months
Other operations without collaterals	24 months
Commercial loans with collaterals	36 months
Real estate leasing (commercial and mortgage)	36 months
Mortgage loans	48 months

Initial impairment starts from the date on which all or part of the loans and receivables fall into arrears.

Subsequent payments received from written-off loans and receivables are recognized in the income statement as recoveries.

h)	Transactions Involving Repurchase Agreements and Securities Lending

Pursuant to agreements to resell, we purchase financial instruments, which are recorded as assets under the heading “Investments under agreement to resell”, and accrete interest under the effective interest rate method through the maturity date of the contract.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

We also enter into repurchase agreements. In this regard, investments sold subject to a repurchase obligation and which serve as security for the loan are recorded under the heading “Trading portfolio financial assets” or “Financial investments available-for-sale”, respectively. A repurchase obligation is classified as a liability and recorded as “Obligations under repurchase agreements” and accrete interest under the effective interest rate method through the maturity date of the contract.

i)	Revenue and expense recognition

The most significant criteria used by the Bank to recognize revenue and expenses are summarized as follows:

i.1 Interest revenue, interest expense and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method.

The recognition of accrued interest in the consolidated income statement is suspended for loans individually classified as impaired and for those loans for which impairment losses have been assessed collectively. This interest is recognized as income, when collected, as a reversal of the related impairment losses.

Dividends received from investments in other companies are recognized in income when the right to receive them has been entitled, and are presented under item; “Income attributable to investments in other companies”.

The Bank ceases accruing interest on the basis of contractual terms on the principal amount of any asset that is classified as an impaired. Thereafter, the Bank recognizes as interest income the accretion of the net present value of the written down amount of the loan due to the passage of time based on the original effective interest rate of the loan. On the other hand, any interest collected on assets classified as impaired is accounted for on a cash basis.

Nonaccrual loans are returned to an accrual status when: (i) in a period of a at least four months a customer made consecutive payments for past due obligations; (ii) future cash flow payments are consistent with expected future cash flows to be received; and (iii) the customer’s conditions improve after the original nonaccrual status classification.

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

As of December 31, 2011 and 2012

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

Property, plant and equipment for own use

Property, plant and equipment for own use including, are measured at acquisition cost less accumulated depreciation and accumulated impairment losses. Property, plant and equipment also includes assets received in lieu of payment which are intended to be held for continuing own use (See Note 1.k.) below) and assets acquired under finance leases (See Note 1.l). below).

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

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recognized in prior periods and adjust the future amortization charges accordingly. In no circumstance may the reversal of an impairment loss on an asset increase its carrying value above the one it would have had if no impairment losses had been recorded in prior years.

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

As of December 31, 2011 and 2012

k)	Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are initially recognized at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the value at which the Bank is awarded those assets at a judicial settlement. Such values approximate the assets’ market value as the valuations are determined from market-based evidence by appraisals undertaken by professionally qualified appraisers at the time of the receipt of the assets.

l)	Leasing

a. Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the Bank acts as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee’s purchase option at the end of the lease term, is recorded as loans to third parties and is therefore included under “Loans and accounts receivable from customers, net” in the consolidated statements of financial position.

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

Intangible assets are identified as non-monetary assets (separate from Other assets) without physical substance that arise as a result of a legal transaction or that are internally developed by the consolidated entities. These are assets whose cost may be reliably estimated and for which the consolidated entities consider it probable to recognize future economic benefits.

Intangible assets are initially recognized at their acquisition or production cost and are subsequently measured at cost less accumulated amortization and accumulated impairment losses. The amortization is calculated using the straight line method over the acquisition cost of assets minus their residual value.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

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

The tax currently payable is based on taxable income for the year, which differs from net income as reported in the consolidated statements of income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible.

Deferred tax is recognized in the consolidated statement of financial position on temporary differences between the carrying amount of assets and in the consolidated statements of financial position and their corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that is probable that taxable income will be available against which those deductible temporary differences can be utilized. Deferred tax assets and liabilities are not recognized if the temporary differences arise from goodwill or from initial recognition (other than in business combination) of other assets and liabilities that affects neither the taxable income nor the accounting income.

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

On July 31, 2010, Law No. 20,455 was enacted and published in the Diario Oficial. This law, among other things temporarily increases tax rates for fiscal years 2011 and 2012 (20% and 18.5%, respectively), and returns back to 17% in 2013.

On September 27, 2012, Law No. 20630 became effective which introduced tax reforms to finance the education system and also to improve the tax system by closing loopholes and eliminating certain tax exemptions. The main change was that the tax rate was increased from 17% to 20%, this new rate will be applicable from January 1, 2012.

Current and deferred tax are recognized in net income, except when they relate to items that are recognized in other comprehensive income or in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or in equity respectively.

p)	Employee Benefits

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Vacation expense

The annual cost of employee vacations and benefits are recorded on an accrual basis.

Short term benefits

Regarding the short-term benefits, these correspond to current liabilities as measured by the undiscounted amount that the Bank expects to pay as a result of the unused entitlement.

Other long-term benefits

Correspond to remuneration (other post-employment benefits, termination benefits and equity compensation benefits) which will be applied within twelve months of the end of the period in which the employees render the related service. The amount recognized as a liability is the total net present value of the obligations at the end of the reporting period minus the fair value at the close of the reporting period of plan assets (if any) against which the obligations are settled directly.

Retirement Plans

For defined benefit retirement plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Actuarial gains and losses that exceed 10 per cent of the greater of the present value of the Bank’s defined benefit obligation and the fair value of plan assets as at the end of the prior year are amortized over the expected average remaining working lives of the participating employees. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets, if applicable.

q)	Cash and cash equivalents

For the preparation of the cash flow statement, the Bank applied the indirect method, in which, starting with the Bank’s consolidated income before taxes, non-monetary transactions are subsequently incorporated, as well as income and expenses associated with cash flows classified as investing or financing activities.

The preparation of the cash flow statements takes the following items into account:

a)	Cash flows: the inflow or outflow of cash and cash equivalents, which includes Central Bank of Chile deposits, Domestic bank deposits, and Foreign bank deposits.

b)	Operating activities: correspond to normal activities performed by the Bank, as well as other activities that cannot be classified as either investing or financing.

c)	Investing activities: correspond to the acquisition, sale or disposal by other means, of long-term assets and other investments not included in cash and cash equivalents.

d)	Financing activities: activities that produce changes in the size and composition of net Shareholders’ equity and liabilities that are not part of operating activities or investing activities.

In the statement of cash flows, cash and cash equivalents are defined as cash balances and bank deposits plus the net balance of cash in the process of collection. Cash and cash equivalents balances and their reconciliation to the cash flow statement are detailed in Note 4 of these financial statements.

The provision for loan losses presented in the operating section does not agree to the amount presented in the statements of income because, for cash flow statement purposes, the provision for loan losses excludes recoveries of assets previously written-off.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

r)	Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be exchanged, or a liability settled, between knowledgeable parties, in an arm’s length transaction. Where available, quoted market prices in active markets have been used as the basis for measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover incurred losses, therefore to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ payment capacity. Increases in the allowances for loan losses are reflected as “Provisions for loan losses” in the Consolidated Statement of Income. Loans are charged-off when management determines that a loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the provisions for loan losses.

The relevant estimates and assumptions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates, made on the basis of the best available information, mainly refer to:

-	Impairment losses of certain assets (Notes 8, 9, 10, and 30)
-	The useful lives of tangible and intangible assets (Notes 12, 13, and 30)
-	Provisions (note 19)
-	Valuation of goodwill (Notes 11, 12 and 30)
-	The fair value of assets and liabilities (Notes 5, 7, 10 and 33)
-	Commitments and contingencies (Note 21)
-	Current and deferred taxes (Note 14)

s)	Mandatory dividends

The Bank recognizes as a liability, the portion of net income to be distributed as dividends in compliance with Corporations Law (30%) or in accordance with its dividend policy. This liability called “Accrual for mandatory dividends” is presented deducting “Retained earnings” in the Statement of Changes in Shareholders Equity.

At the Shareholders Meeting, held in February 2012, it was approved as dividend policy effective from 2012 to distribute an amount equivalent to at least 50% out of net income.

For the year ended December 31, 2012, the Bank provisioned 50% of its net income as mandatory dividend; while for the year ended December 31, 2011, the Bank provisioned the minimum 30%, required by Law, of its net income.

t)	Factored receivables

Factored receivables are valued at the purchase price of the loan. The price difference between the amounts paid and the actual face value of the receivables is earned and recorded as interest income over the financing period.

u)	Earnings per share

Basic earnings per share are determined by dividing the net income attributable to equity holders of the Bank in a period by the weighted average number of shares outstanding during the period.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Diluted earnings per share are determined in a similar manner as Basic Earnings per share, but the net income attributable to equity holders of the bank and the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2010, 2011 and 2012, the Bank did not have instruments that generated diluting effects on income attributable to equity holders of the Bank.

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

w)	Assets under management and investment funds managed by the Bank

The assets managed by Corpbanca Administradora General de Fondos S.A. and Corpbanca Investment Trust Colombia S.A. which are owned by third parties are not included in the consolidated statements of financial position. The relevant management fees are included in “Income from service fees” in the consolidated statements of income.

Accounting standards introduced by the International Accounting Standards Board (IASB)

a)	The following new standards and interpretations have been adopted in these financial statements:

Amendments to IFRSs	Effective date
IAS 12, Income Taxes – Deferred tax: Recovery of underlying assets	Annual periods beginning on or after January 1, 2012.
IFRS 7, Financial Instruments: Disclosures – Disclosures - Transfers of financial assets	Annual periods beginning on or after July 1, 2011.

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

Specifically, the amendments provide an exception to the principle when deferred tax assets or deferred tax liabilities arise from investment property measured using the fair value model in IAS 40 Investment Property (IAS 40) and for investment property acquired in a business combination if it is subsequently measured using the fair value model in IAS 40. For the purposes of measuring deferred tax, the amendments introduce a rebuttable presumption that the carrying amount of such an asset will be recovered entirely through sale. The presumption can be rebutted if the investment property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits over time, rather than through sale. The amendments to IAS 12 should be applied retrospectively requiring a retrospective restatement of all deferred tax assets or deferred tax liabilities within the scope of the amendment, including those that were initially recognized in a business combination. The effective date of the amendments is for annual periods beginning on or after January 1, 2012. Earlier application is permitted. These amendments have had no impact on these financial statements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Amendments to IFRS 7, Financial Instruments: Disclosure

On October 7, 2010, the IASB issued Disclosures – Transfers of Financial Assets (Amendments to IFRS 7 Financial Instruments: Disclosure) that increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures of transactions where a financial asset is transferred but the transferor retains some level of continuing exposure (referred to as “continuing involvement”) in the asset. The amendments also require disclosure where transfers of financial assets are not evenly distributed throughout the period (e.g., where transfers occur near the end of a reporting period). The amendments are applicable for annual periods beginning on or after July 1, 2011, with early adoption permitted. Disclosures are not required for comparative periods before the date of initial application of the amendments. These amendments have had no impact on these financial statements.

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

New Standards, Interpretations and Amendments	Effective date
IFRS 9, Financial Instruments – Classification and Measurement	Annual periods beginning on or after January 1, 2015.
IFRS 10, Consolidated Financial Statements	Annual periods beginning on or after January 1, 2013
IFRS 11, Joint Arrangements	Annual periods beginning on or after January 1, 2013
IFRS 12, Disclosure of interests with Other Entities	Annual periods beginning on or after January 1, 2013
IAS 27 (2011), Separate Financial Statements	Annual periods beginning on or after January 1, 2013
IAS 28 (2011), Investments in Associates and Joint Ventures	Annual periods beginning on or after January 1, 2013
IFRS 13, Fair Value Measurements	Annual periods beginning on or after January 1, 2013

Amendments to Standards	Effective date:
IAS 1, Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income	Annual periods beginning on or after July 1, 2012
IAS 19, Employee benefits (2011)	Annual periods beginning on or after January 1, 2013
IAS 32, Financial instruments: presentation – Clarified requirements for offsetting of financial assets and financial liabilities and amends disclosures	Annual periods beginning on or after January 1, 2014
IFRS 7, Financial Instruments: Disclosures – Amendments enhancing disclosures about transfers of financial assets	Annual periods beginning on or after July 1, 2011.
IFRS 10, Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Involvement with Other Entities – Transition Guidance	Annual periods beginning on or after January 1, 2013
Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)	Annual periods beginning on or after January 1, 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

IFRS 9, Financial Instruments

On November 12, 2009, the IASB issued IFRS 9 Financial Instruments (IFRS 9). This Standard introduces new requirements for the classification and measurement of financial assets and is effective from 1 January 2013 with early adoption permitted. IFRS 9 specifies how an entity shall classify and measure its financial assets. This Standard requires that all financial assets be classified on the basis of an entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are either measured at amortized cost or at fair value. Only those financial assets measured at amortized cost are tested for impairment. Additionally, on 28 October 2010, the IASB published a revised version of IFRS 9. The revised standard retains the requirements for classification and measurement of financial assets that were published in November 2009 but adds guidance on the classification and measurement of financial liabilities. As part of its restructuring of IFRS 9, the IASB also copied the guidance on derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9. This new guidance concludes the first part of Phase 1 of the Board’s project to replace IAS 39. The other phases, impairment and hedge accounting, are not yet completed.

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

However, there are two differences compared to IAS 39:

•	The presentation of the effects of changes in fair value attributable to a liability’s credit risk; and
•	The elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity

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

The amendments are effective for annual periods beginning on or after January 1, 2015, allowing early application.

Management has not yet completed the process of evaluating the impact that will result from the adoption of this standard.

IFRS 10, Consolidated Financial Statements

On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which is a replacement of IAS 27 Consolidated and Separate Financial Statements and SIC – 12 Consolidation – Special Purpose Entities. The objective of IFRS 10 is to have a single basis for consolidation for all entities, regardless of the nature of the investee, and that basis is control. The definition of control includes three elements: power over an investee, exposure or rights to variable returns of the investee and the ability to use power over the investee to affect the investor’s returns. IFRS 10 provides detailed guidance on how to apply the control principle in a number of situations, including agency relationships and holdings of potential voting rights. An investor would reassess whether it controls an investee if there is a change in

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

facts and circumstances. IFRS 10 replaces those parts of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC – 12 in its entirety. The effective date of IFRS 10 is January 1, 2013, with earlier application permitted under certain circumstances.

Management has evaluated the impact of the application of this new standard and has concluded that it will have no impact on the Bank’s financial statements.

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

Management has evaluated the impact of the application of this new standard and has concluded that it will have no impact on the Bank’s financial statements.

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

Management has evaluated the impact of the application of this new standard and has concluded that it will not have a significant impact on the Bank’s financial statements.

IAS 27 (2011), Separate Financial Statements

IAS 27 (2008) Consolidated and Separate Financial Statements has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements.

Management has evaluated the impact of the application of this new standard and has concluded that it will have no impact on the Bank’s financial statements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

IAS 28 (2011), Investment in Associates and Joint Ventures

IAS 28 Investments in Associates has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Management has evaluated the impact of the application of this new standard and has concluded that it will have no impact on the Bank’s financial statements.

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

Management has evaluated the impact of the application of this new standard and has concluded that it will not have a significant impact on the Bank’s financial statements.

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

Management does not believe that there will be any impact on its financial statements as a result of the adoption of this amendment.

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

Management has not yet completed the process of evaluating the impact that will result from the adoption of this standard.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Amendment to IAS 32, Financial Instruments: Presentation

In December 2011, the IASB amended the accounting requirements and disclosures related to offsetting of financial assets and financial liabilities by issuing amendments to IAS 32 Financial Instruments: Presentation and IFRS 7 Financial Instruments: Disclosures. These amendments are the result of the IASB and US Financial Accounting Standards Board (“FASB” undertaking a joint project to address the differences in their respective accounting standards regarding offsetting of financial instruments. The new disclosures are required for annual and interim periods beginning on or after January 1, 2013 and the clarifying amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Both require retrospective application for comparative periods.

Management has not yet completed the process of evaluating the impact that will result from the adoption of this standard.

Amendment to IFRS 7, Financial Instruments: Disclosures

IFRS 7 Financial Instruments: Disclosures was amended to require information about all recognized financial instruments that are offset in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation. The amendments also require disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not offset under IAS 32. The IASB believes that these disclosures will allow financial statement users to evaluate the effect or potential effect of netting arrangements, including rights of offset associated with an entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position. The amendments are effective for annual periods beginning on or after January 1, 2013. Early application is permitted.

Management has evaluated the impact of the application of this new standard and has concluded that it will not have a significant impact on the Bank’s financial statements.

Amendments to IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Involvement in Other Entities – Transition Guidance

On June 28, 2012, the IASB published Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities (Amendments to IFRS 10, IFRS 11, and IFRS 12). The amendments are intended to provide additional transition relief in IFRS 10, IFRS 11 and IFRS 12 by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments to IFRS 11 and IFRS 12 eliminate the requirement to provide comparative information for periods prior to the immediately preceding period. The effective date of these amendments is for annual periods beginning on or after 1 January 2013, as aligned with the effective dates of IFRS 10, IFRS 11 and IFRS 12.

Management has not yet completed the process of evaluating the impact that will result from the adoption of this standard.

Investment Entities – Amendments to IFRS 10 – Consolidated Financial Statements; IFRS 12 – Disclosures of Involvement in Other Entities and IAS 27 – Separate Financial Statements

On October 31, 2012, the IASB published “Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)”, providing an exemption from consolidation of subsidiaries under IFRS 10 ‘Consolidated Financial Statements’ for entities which meet the definition of an ‘investment entity’, such as certain investment funds. Instead, such entities would measure their investment in particular subsidiaries at fair value through profit or loss in accordance with IFRS 9 ‘Financial Instruments’ or IAS 39 ‘Financial Instruments: Recognition and Measurement’.

The amendments also require additional disclosure about why the entity is considered an investment entity, details of the entity’s unconsolidated subsidiaries, and the nature of relationship and certain transactions between the investment entity and its subsidiaries. In addition, the amendments require an investment entity to account for its investment in a relevant subsidiary in the same way in its consolidated and separate financial statements (or to only provide separate financial statements if all subsidiaries are unconsolidated). The amendments are effective for anual periods beginning on or after January 1, 2014, with early application permitted.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Management has not yet completed the process of evaluating the impact that will result from the adoption of this standard.

x)	Convenience translation to U.S. dollars

The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2012 closing exchange rate of Ch$479.16 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

NOTE 2 -     ACCOUNTING CHANGES

No accounting changes have taken place in comparison with the prior periods presented.

NOTE 3 -     SEGMENT INFORMATION

The reportable segment information is defined by the Bank based on its different business units, which differ primarily in the risks and returns that affect them.

The reportable segments and criteria used to report to the CODM are in accordance with IFRS 8, Operating Segments.

The Bank’s business activities are primarily conducted in the domestic market and have strategically aligned its operations into four divisions composed of seven reportable segments based on its market segmentation and the needs of its customers and trading partners. The seven reporting business segments are Large, Corporate and Real Estate Companies, Companies, Traditional and Private Banking, Lower Income Retail Banking, Treasury and International, Non-banking Financial Services and Colombia. The Bank manages these reportable segments using an internal profitability reporting system. The CODM reviews their segments on the basis of gross operational margin and only uses average balances to evaluate performance and allocate resources.

Descriptions of each business segment are as follows:

Commercial Banking

•

Large, Corporate, and Real Estate Companies Reportable Segment includes companies that belong to the major economic groups, specific industries, and companies with sales over US$30 million; this reportable segment also includes real estate companies and financial institutions.

•	Companies Reportable Segment - includes a full range of financial products and services to companies with sales under US$30 million. Leasing and factoring is included in this reportable segment.

Retail Banking

•	Traditional and Private Banking Reportable Segment - offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income customers.

•	Lower Income Retail Banking Reportable Segment - offers, among other products, consumer loans, credit cards and mortgage loans to the traditionally underserved low-to-middle income customers.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Treasury and International

•	Primarily includes our treasury activities such as financial management, funding and liquidity as well as our international business.

Non-Banking Financial Services

•	These are services performed by our subsidiaries which include insurance brokerage, financial advisory services, asset management and securities brokerage.

Colombia

This comprises the business operations of Corpbanca Colombia and subsidiaries in that country; the main business carried out in Colombia comes from individuals and small and medium-size entity Banking, Banking and Treasury businesses and institutions; and services.

Colombia has been identified as a separate operating segment based on the business activities described above; that their operating results are regularly reviewed by the CODM which results form the basis for decisions about allocated resources and assessments of performance; and discrete financial information is available.

Geographical information

The Group operates in three main geographical areas: Chile, Colombia and the United States.

The revenue from external customers (revenues are attributed to countries on the basis of the customer’s location) that come from these three geographic areas are the following:

	Revenue from external customers
	2010	2011	2012
	MCh$	MCh$	MCh$

CorpBanca Chile	222,149	188,136	182,218

Revenues attributed from Chile	222,149	188,136	182,218

CorpBanca Colombia	-	-	66,288
CorpBanca New York	2,261	4,864	8,370

Revenues attributed from foreign countries	2,261	4,864	74,658

Total revenues from external customers	224,410	193,000	256,876

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Non – current assets and others that correspond to the three geographic areas are the following:

		CorpBanca	CorpBanca	CorpBanca		CorpBanca	CorpBanca	CorpBanca
ASSETS		Chile	Colombia	New York	12.31.2011	Chile	Colombia	New York	12.31.2012
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	4	265,725	-	22	265,747	349,940	170,278	10	520,228
Cash in the process of collection	4	96,230	-	-	96,230	123,162	614	1	123,777
Investments in associates	11	3,583	-	-	3,583	3,583	2,210	-	5,793
Intangible assets	12	12,077	-	162	12,239	458,211	23,347	124	481,682
Property, plant and equipment, net	13	57,112	-	113	57,225	55,640	9,347	99	65,086
Current taxes	14	6,278	-	-	6,278	-	-	-	-
Deferred income taxes	14	24,429	-	651	25,080	28,805	7,920	419	37,144
Other assets	15	102,656	-	119	102,775	133,185	16,036	682	149,903

					569,157				1,383,613

The accounting policies of the reportable segments are the same as those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations.

Hence, this disclosure furnishes information on how the Bank is managed as of December 31, 2012.

a)	Income statement: (note that “Gross operational margin” as the selected measure of segment profit or loss is reconciled within the table to “Income before taxes” as required under IFRS 8):

	For the Period Ending December 31, 2010
	Commercial Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net Interest income	36,363	48,132	54,457	20,667	62,717	2,074	-	224,410
Net services fees income	13,060	12,523	22,525	3,318	(357)	7,152	-	58,221
Trading and investment income, net	758	(2,564)	-	-	(11,324)	3,720	-	(9,410)
Foreign exchange gains (losses), net	9,024	4,063	72	-	28,646	2,806	-	44,611
Other operating income	-	3,657	-	-	185	4,990	-	8,832
Provision for loan losses	(1,873)	(26,051)	(21,132)	(12,429)	1,360	7,774	-	(52,351)

Gross Operational Margin	57,332	39,760	55,922	11,556	81,227	28,516	-	274,313

Other income and expenses	-	10	22	-	-	264	-	296
Total Operating Expenses	(9,152)	(16,715)	(54,170)	(19,784)	(12,173)	(20,689)	-	(132,683)
Income before taxes	48,180	23,055	1,774	(8,228)	69,054	8,091	-	141,926

Averages Loans	2,493,947	1,138,838	1,297,209	147,617	89,003	-	-	5,166,615
Averages Investments	-	-	-	-	783,358	-	-	783,358

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

	For the Period Ending December 31, 2011
	Business Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net Interest income	39,200	48,382	52,815	17,719	18,975	15,909	-	193,000
Net services fees income	18,862	11,215	22,316	4,182	(408)	4,195	-	60,362
Trading and investment income, net	(4,893)	-	3,703	-	89,078	9,857	-	97,745
Foreign exchange gains (losses), net	16,668	4,961	272	-	(52,302)	3,618	-	(26,783)
Other operating income	-	3,049	-	-	-	6,458	-	9,507
Provision for loan losses	(12,699)	(6,625)	(14,660)	(6,756)	-	(14)	-	(40,754)

Gross Operational Margin	57,138	60,982	64,446	15,145	55,343	40,023	-	293,077

Other income and expenses	3,405	429	24	-	-	(3,608)	-	250
Total Operating Expenses	(16,549)	(26,432)	(50,144)	(18,194)	(11,604)	(29,783)	-	(152,706)
Income before taxes	43,994	34,979	14,326	(3,049)	43,739	6,632	-	140,621

Averages Loans	2,798,129	1,212,146	1,616,774	124,211	82,748	138	-	5,834,146
Averages Investments	-	-	-	-	749,467	-	-	749,467

	For the Period Ending December 31, 2012
	Business Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$
Net Interest income	41,751	56,120	56,972	18,664	3,010	14,071	66,288	-	256,876
Net services fees income	21,802	13,052	21,693	6,517	(237)	4,923	17,894	-	85,644
Trading and investment income, net	1,525	-	3,650	-	19,316	9,624	20,879	-	54,994
Foreign exchange gains (losses), net	13,579	5,537	679	-	9,791	(1,000)	2,110	-	30,696
Other operating income	-	2,461	726	-	-	5,388	10,133	-	18,708
Provision for loan losses	(2,146)	(14,567)	(6,915)	(7,724)	-	558	(20,781)	-	(51,575)

Gross Operational Margin	76,511	62,603	76,805	17,457	31,880	33,564	96,523	-	395,343

Other income and expenses	7,899	31	(685)	-	-	(6,531)	(347)	-	367
Total Operating Expenses	(19,276)	(28,935)	(60,511)	(18,870)	(14,513)	(47,680)	(58,653)	(5,206)	(253,644)
Income before taxes	65,134	33,699	15,609	(1,413)	17,367	(20,647)	37,523	(5,206)	142,066

Averages Loans	3,867,956	1,522,997	2,027,349	135,115	79,655	134	1,792,586	-	9,425,792
Averages Investments	-	-	-	-	837,858	-	187,386	-	1,025,244

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

b)	Assets and Liabilities

	As of December 31, 2011
	Business Banking		Retail Banking		Treasury and International	Non-banking Financial Services	Colombia	Total
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	-	13,967	1,157,441	4,520	-	-	-	1,175,928
Consumer	34	2,635	257,690	162,753	-	9	-	423,121
Commercial	3,687,033	1,266,682	538,981	134	27,188	-	-	5,520,018

Loans before provisions	3,687,067	1,283,284	1,954,112	167,407	27,188	9	-	7,119,067
Provisions for loan losses	(34,083)	(30,407)	(29,636)	(12,330)	-	3,432	-	(103,024)

Loans net of allowances (*)	3,652,984	1,252,877	1,924,476	155,077	27,188	3,441	-	7,016,043
Trading portfolio financial assets	-	-	-	-	166,039	-	-	166,039
Investments under agreements to resell	-	-	-	-	23,251	-	-	23,251
Derivative financial instruments	-	-	-	-	248,982	-	-	248,982
Financial investments available-for-sale	-	-	-	-	843,250	-	-	843,250
Held to maturity investments	-	-	-	-	21,962	-	-	21,962
Assets unallocated to any reportable segment (**)	-	-	-	-	-	-	-	569,157

Total assets	3,652,984	1,252,877	1,924,476	155,077	1,330,672	3,441	-	8,888,684

Current Accounts and demand deposits	133,423	194,503	139,245	-	335	-	-	467,506
Other sight balances	26,038	25,708	24,881	5,702	58	132,827	-	215,214
Time Deposits and saving accounts	1,000,507	405,621	581,298	6,477	2,802,830	27,645	-	4,824,378
Obligations under repurchase agreements	-	-	-	-	60,824	69,725	-	130,549
Derivative financial instruments	-	-	-	-	164,233	2,639	-	166,872
Borrowings from financial institutions	-	-	-	-	500,612	163,014	-	663,626
Debt issued	-	-	-	-	1,522,773	-	-	1,522,773
Liabilities unallocated to any reportable segment (***)	-	-	-	-	-	-	-	155,364
Equity	-	-	-	-	-	-	-	742,402

Total liabilities and equity	1,159,968	625,832	745,424	12,179	5,051,665	395,850	-	8,888,684

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

	As of December 31, 2012
	Business Banking		Retail Banking		Treasury and International	Non-banking Financial Services	Colombia	Total
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	-	20,475	1,357,486	4,451	30	-	149,533	1,531,975
Consumer	93	3,440	309,033	163,708	-	-	600,382	1,076,656
Commercial	4,697,614	1,505,174	677,903	112	19,390	-	1,077,216	7,977,409

Loans before provisions	4,697,707	1,529,089	2,344,422	168,271	19,420	-	1,827,131	10,586,040
Provisions for loan losses	(36,279)	(33,337)	(26,172)	(12,887)	-	3,409	(4,513)	(109,779)

Loans net of allowances (*)	4,661,428	1,495,752	2,318,250	155,384	19,420	3,409	1,822,618	10,476,261
Trading portfolio financial assets	-	-	-	-	55,379	-	104,519	159,898
Investments under agreements to resell	-	-	-	-	21,313	-	-	21,313
Derivative financial instruments	-	-	-	-	249,261	-	18,766	268,027
Financial investments available-for-sale	-	-	-	-	894,085	-	218,350	1,112,435
Held to maturity investments	-	-	-	-	22,081	-	82,896	104,977
Assets unallocated to any reportable segment (**)	-	-	-	-	-	-	-	1,383,613

Total assets	4,661,428	1,495,752	2,318,250	155,384	1,261,539	3,409	2,247,149	13,526,524

Current Accounts and demand deposits	142,563	242,168	169,590	5	578	5,090	279,594	839,588
Other sight balances	46,606	35,558	30,190	7,247	8	117,868	35,610	273,087
Time Deposits and saving accounts	864,235	548,440	902,002	12,077	3,851,679	-	1,504,242	7,682,675
Obligations under repurchase agreements	-	-	-	-	219,599	38,122	-	257,721
Derivative financial instruments	-	-	-	-	173,658	-	20,186	193,844
Borrowings from financial institutions	-	-	-	-	513,118	255,473	200,930	969,521
Debt issued	-	-	-	-	1,809,043	-	77,561	1,886,604
Liabilities unallocated to any reportable segment (***)	-	-	-	-	-	-	-	414,957
Equity	-	-	-	-	-	-	-	1,008,527

Total liabilities and equity	1,053,404	826,166	1,101,782	19,329	6,567,683	416,553	2,118,123	13,526,524

(*) Loans and receivables (bank and customers) net of allowances for loan losses as of December 31, 2011 and 2012.

(**) Assets unallocated to any reportable segment correspond to the following:

	Notes	12.31.2011	12.31.2012
ASSETS		MCh$	MCh$
Cash and deposits in banks	4	265,747	520,228
Cash in the process of collection	4	96,230	123,777
Investments in associates	11	3,583	5,793
Intangible assets	12	12,239	481,682
Property, plant and equipment, net	13	57,225	65,086
Current taxes	14	6,278	-
Deferred income taxes	14	25,080	37,144
Other assets	15	102,775	149,903

		569,157	1,383,613

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

(***) Liabilities unallocated to any reportable segment correspond to the following:

LIABILITIES	Notes	12.31.2011	12.31.2012
		MCh$	MCh$
Cash in the process of collection	4	36,948	68,883
Other financial obligations	18	20,053	18,120
Current income tax provision	14	-	9,057
Deferred income taxes	14	25,352	117,753
Provisions	19	42,030	125,939
Other liabilities	20	30,981	75,205

		155,364	414,957

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 4 -     CASH AND CASH EQUIVALENTS

a)	Detail of cash and cash equivalents

The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2011	2012
	MCh$	MCh$
Cash and deposits in banks
Cash	77,180	127,617
Deposits in the Central Bank of Chile	3,114	38,416
Deposits in national banks	1,178	6,127
Foreign deposits	184,275	348,068

Subtotal Cash and deposits in banks	265,747	520,228

Cash in the process of collection, net	59,282	54,894
Highly liquid financial instruments (1)	186,061	138,409
Investments under agreements to resell (2)	23,251	19,489

Total cash and cash equivalents	534,341	733,020

(1)	Corresponds to those financial instruments in the trading portfolio and available-for-sale portfolio with maturities that do not exceed three months from their dates of acquisition.

This detail is presented below:

	Notes	As of December 31,
		2011	2012
		MCh$	MCh$

Trading Portfolio financial assets	€5.00	38,551	59,477
Financial investment Available-for-sale portfolio	€10.00	147,510	78,932

Highly liquid financial instruments		186,061	138,409

(2)	Corresponds to investments under agreements to resell with maturities that do not exceed three months from their dates of acquisition.

	Notes	As of December 31,
		2011	2012
		MCh$	MCh$

Investment under agreement to resell	6	23,251	19,489

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

b)	Cash in the process of collection

Cash in the process of collection is short-term, amounts in transit of collection that are both readily convertible to known amounts of cash and so near its maturity that it presents insignificant risk of change in value.

	As of December 31,
	2011	2012
	MCh$	MCh$
Assets
Outstanding notes frorn other banks	28,403	48,516
Funds receivable	67,827	75,261

Subtotal assets	96,230	123,777

Liabilities
Funds Payable	36,948	68,883

Subtotal liabilities	36,948	68,883

Net items in course of collection	59,282	54,894

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 5 -    TRADING PORTFOLIO FINANCIAL ASSETS

The detail of the financial instruments classified as trading financial assets is as follows:

	As of December 31,
	2011		2012
	MCh$		MCh$
Chilean Central Bank and Government securities:
Chilean Central Bank - bonds	9,541		2,543
Chilean - Central Bank notes	5,613		-
Other Chilean Central Bank and government securities	-		-

Other national institution securities:
Bonds	2,012		2,102
Notes	125,319		28,218
Other Securities	11,102		276

Foreign Institution Securities:
Bonds	840		101,114
Notes	-		-
Other foreign Securities	968		3,409

Mutual funds Investments:
Funds managed by related organizations	3,420		6,336
Funds managed by third parties	7,224		15,900

Total	166,039	(*)	159,898	(*)

Chilean Central Bank and Government securities as of December 31, 2011, includes investments purchased under agreements to resell amounting to MCh$4,759.

As of December 31, 2012, investments purchased under agreement to resell have an average maturity of 0 days (12 days in 2011).

(*) This total includes MCh$59,477 (MCh$38,551 in 2011), included in Note 4 “Cash and cash equivalents”, which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 6 -    INVESTMENT AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2011 and 2012 the instruments acquired under agreements to resell are as follows:

	As of December 31, 2011
	Less than three months		More than three months and less than one year	More than one Year	Total
	MCh$		MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	-		-	-	-
Treasury Bonds and Notes	2,450		-	-	2,450
Other fiscal securities	-		-	-	-
Other securities issued locally:
Other local bank securities	10,965		-	-	10,965
Bonds and company business papers	2,773		-	-	2,773
Other securities issued locally	7,063		-	-	7,063
Securities issued abroad:
Government and Central Bank securities	-		-	-	-
Other Securities issued abroad	-		-	-	-
Mutual Funds Investments:
Funds managed by related companies	-		-	-	-
Funds managed by third parties	-		-	-	-

Total	23,251	(*)	-	-	23,251

As of December 31, 2012
	Less than three months		More than three months and less than one year	More than one Year	Total
	MCh$		MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	-		-	-	-
Treasury Bonds and Notes	-		-	-	-
Other fiscal securities	-		-	-	-
Other securities issued locally:
Other local bank securities	-		-	-	-
Bonds and company business papers	2,687		-	-	2,687
Other securities issued locally	16,802		1,824	-	18,626
Securities issued abroad:
Government and Central Bank securities	-		-	-	-
Other Securities issued abroad	-		-	-	-
Mutual Funds Investments:
Funds managed by related companies	-		-	-	-
Funds managed by third parties	-		-	-	-

Total	19,489	(*)	1,824	-	21,313

(*) This total includes MCh$23,251 (MCh$19,489 in 2011), included in Note 4 “Cash and cash equivalents”, which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

b) The Bank obtains funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a fixed rate.

As of December 31, 2011 and 2012, obligations under repurchase agreements are the following:

As of December 31, 2011
	Less than three months	More than three months and less than one year	More than one Year	Total
	MCh$	MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	60,535	-	-	60,535
Treasury Bonds and Notes	-	-	-	-
Other fiscal securities	-	-	-	-
Other securities issued locally:				-
Other local bank securities	69,841	173	-	70,014
Bonds and company business papers	-	-	-	-
Other securities issued locally	-	-	-	-
Securities issued abroad:				-
Government and Central Bank securities	-	-	-	-
Other Securities issued abroad	-	-	-	-
Mutual Funds Investments:			-	-
Funds managed by related companies	-	-	-	-
Funds managed by third parties	-	-	-	-

Total	130,376	173	-	130,549

As of December 31, 2012
	Less than three months	More than three months and less than one year	More than one Year	Total
	MCh$	MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	105,071	-	-	105,071
Treasury Bonds and Notes	28,053	-	-	28,053
Other fiscal securities	-	-	-	-
Other securities issued locally:
Other local bank securities	-	-	-	-
Bonds and company business papers	124,597	-	-	124,597
Other securities issued locally	-	-	-	-
Securities issued abroad:
Government and Central Bank securities	-	-	-	-
Other Securities issued abroad	-	-	-	-
Mutual Funds Investments:
Funds managed by related companies	-	-	-	-
Funds managed by third parties	-	-	-	-

Total	257,721	-	-	257,721

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 7 -    DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING

A.	As of December 31, 2011 and 2012, the Bank holds the following portfolio of derivative financial instruments:

A.1) Derivatives financial assets

	As of December 31, 2011
	Up to 3 months	3 months to 1 year	Over one year	Fair Value Mch$
	Mch$	Mch$	Mch$
Foreign Currency Forwards	2,662,116	1,031,861	95,805	66,605
Interest rate Swap	1,687,940	2,317,793	1,938,378	105,879
Foreign Currency Swap	12,506	164,186	556,444	76,282
Foreign Currency Call Options	2,764	988	110	140
Foreign Currency Put Options	1,005	3,265	96	76

Total	4,366,331	3,518,093	2,590,833	248,982

	As of December 31, 2012
	Up to 3 months	3 months to 1 year	Over one year	Fair Value MCh$
	MCh$	MCh$	MCh$
Foreign Currency Forwards	3,108,044	1,278,090	156,061	58,249
Interest rate Swap	183,175	848,620	2,500,860	103,694
Foreign Currency Swap	127,849	149,673	1,575,290	104,711
Foreign Currency Call Options	24,192	26,999	1,940	303
Foreign Currency Put Options	30,850	32,163	168	1,070

Total	3,474,110	2,335,545	4,234,319	268,027

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

A.2) Derivatives financial liabilities

	As of December 31, 2011
	Up to 3 months	3 months to 1 year	Over one year	Fair Value Mch$
	Mch$	Mch$	Mch$
Foreign Currency Forwards	2,112,046	1,058,489	78,813	60,570
Interest rate Swap	127	434,582	103,023	70,209
Foreign Currency Swap	-	-	87,080	35,957
Foreign Currency Call Options	632	1,344	96	114
Foreign Currency Put Options	1,999	917	-	22

Total	2,114,804	1,495,332	269,012	166,872

	As of December 31, 2012
	Up to 3 months	3 months to 1 year	Over one year	Fair Value MCh$
	MCh$	MCh$	MCh$
Foreign Currency Forwards	3,278,564	1,068,457	97,510	62,794
Interest rate Swap	366,846	1,006,923	2,266,428	76,287
Foreign Currency Swap	29,627	198,187	958,805	52,986
Foreign Currency Call Options	51,454	38,872	168	1,114
Foreign Currency Put Options	5,796	11,627	1,772	663

Total	3,732,287	2,324,066	3,324,683	193,844

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

B. Hedge accounting

Fair value hedges:

The Bank uses interest rate swaps as hedging instruments to hedge its exposure to the fair value of the hedged item (bonds issued and commercial loans).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Below is a detail by maturity of hedged items and hedging instruments as of December 31, 2011 and 2012 under fair value hedges.

	As of December 31, 2011
	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$
Hedged Items
Corporate Bonds	-	-	20,000	22,800
Loans	-	-	-	6,071
Investment	-	-	-	62
Demand deposits	289,600	-	-	-

Total	289,600	-	20,000	28,933

Hedging instrument
Interest rate Swaps	289,600	-	20,000	28,871
Foreign currency Forwards	-	-	-	62

Total	289,600	-	20,000	28,933

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$
Hedged Items
Corporate Bonds	-	-	-	-
Loans	-	95,890	78,171	45,407
Investment	40,000	12,466	-	-
Demand deposits	-	-	-	-

Total	40,000	108,356	78,171	45,407

Hedging instrument
Interest rate Swaps	40,000	9,505	70,000	45,407
Foreign currency Forwards	-	98,851	8,171	-

Total	40,000	108,356	78,171	45,407

Cash flow hedges:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Below is a detailed account of hedged items and hedging instruments by maturity as of December 31, 2011 and 2012, under cash flow hedges.

	As of December 31, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$
Hedged Items
Loans	-	360,669	-	-
Demand Deposits	512,600	-	-	-

Total	512,600	360,669	-	-

Hedging instrument
Foreign currency Forwards	-	58,018	-	-
Interest rate Swaps	512,600	302,651	-	-

Total	512,600	360,669	-	-

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$
Hedged Items
Loans	127,430	72,885	-	-
Demand Deposits	587,510	145,622	-	-

Total	714,940	218,507	-	-

Hedging instrument
Foreign currency Forwards	663,522	211,907	-	-
Interest rate Swaps	51,418	6,600	-	-

Total	714,940	218,507	-	-

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

The effective portion of increase/decrease in fair value of the hedging instruments of the hedged items from cash flow hedges, MCh$ (2,576) (Note 22 – Shareholders Equity) and the ineffective portion of increase/decrease in fair value of the hedging instruments of the hedged items from cash flow hedges, MCh$139 (Note 26 – Net Foreign Exchange Income (losses) – Foreign exchange gains (losses) on hedging derivatives, as of December 31, 2011 and 2012, respectively, were as follows:

	Effective portion	Ineffective portion

	As of December31, 2011
	MCh$	MCh$
Demand Deposits	(1,613)	108
Loans	(963)	31

Net flows	(2,576)	139

	Effective portion	Ineffective portion

	As of December31, 2012
	MCh$	MCh$
Demand Deposits	64	(2)
Loans	506	4

Net flows	570	2

Hedging net investment in foreign operations:

The Bank has a foreign operation (New York Branch) whose functional currency (US dollars) is other than the Bank’s functional currency. When translating the results of operations and financial position of this foreign operation into the Bank’s functional and presentation currency, the Bank recognizes foreign exchange differences in other comprehensive income until it disposes of the foreign operation. For this reason, the Bank decided to hedge the foreign currency risk arising from its net investment in this foreign operation and has designated non-derivative financial instruments as hedging instruments. Gains or losses relating the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income and accumulated under the heading hedge of a net investment in foreign operation within equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Gains or losses on the hedging instrument relating to the effective portion accumulated in equity are reclassified to profit or loss on the disposal of the foreign operation.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Gains or losses on the hedge of the net investment in its foreign operation that have been recognized in other comprehensive income and accumulated in equity are as follows:

	For the years ended December 31,
	2010	2011	2012
	MCh$	MCh$	MCh$
Beginning balance	-	799	(245)
Gains (losses) on hedge of net investment in foreign operation, before tax	963	(1,264)	757
Reclassification adjustments to profit or loss, before tax	-	-	-
Income tax relating to hedges of net investments in foreign operations	(164)	220	(147)

Closing balance	799	(245)	365

No ineffective portion was recognized in profit or loss for the years ended December 31, 2012, 2011 and 2010.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 8 -     LOANS AND RECEIVABLES TO BANKS

a)	As of December 31, 2011 and 2012, loans and receivables to banks are as follows:

	As of December 31,
	2011	2012
	MCh$	MCh$
Local Banks
Loans to local banks	13,047	-
Allowances for loans losses	(373)	-

Subtotal	12,674	-

Foreign Banks
Loans to foreign banks	64,258	81,281
Other debts with foreign banks	27,289	11,114
Allowances for loans losses	(151)	(178)

Subtotal	91,396	92,217

Banco Central de Chile
Restricted Deposits in the Central Banck of Chile	200,028	390,154

Subtotal	200,028	390,154

Total	304,098	482,371

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

b)	The movement in the allowances for loan losses as of December 31, 2011 and 2012 is as follows:

	As of December 31, 2011
	Local Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2011	-	(189)	(189)
Write-offs	-	-	-
Established provisions	(375)	(110)	(485)
Released provisions	2	148	150
Impairment	-	-	-
Impairment reversal	-	-	-

Balances as of December 31, 2011	(373)	(151)	(524)

	As of December 31, 2012
	Local Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2012	(373)	(151)	(524)
Write-offs	-	-	-
Established provisions	-	(83)	(83)
Released provisions	370	46	416
Impairment	-	-	-
Impairment reversal	-	-	-
Exchange Differences	3	10	13

Balances as of December 31, 2012	-	(178)	(178)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 9 -     LOANS AND RECEIVABLES TO CUSTOMERS

a)	Loans and receivables to customers

As of December 31, 2011 and 2012, the composition of the loan portfolio is as follows:

As of December 31, 2011	Gross Assets			Allowances for loan losses
	Normal Portfolio	Impaired Portfolio	Total	Individually Evaluated for impairment	Collectively evaluated for impairment	Total	Net Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	4,204,431	141,300	4,345,731	34,979	9,732	44,711	4,301,020
Foreign trade loans	344,525	44,456	388,981	17,519	191	17,710	371,271
Current account debtors	12,198	1,301	13,499	53	125	178	13,321
Factoring operations	92,719	2,307	95,026	1,408	383	1,791	93,235
Leasing transactions	246,075	47,651	293,726	3,850	484	4,334	289,392
Other loans and receivables	78,152	281	78,433	19	658	677	77,756

Subtotals	4,978,100	237,296	5,215,396	57,828	11,573	69,401	5,145,995

Mortgage loans:
Letters of credit loans	95,844	6,533	102,377	-	1,323	1,323	101,054
Endorsable mutual mortgage loans	229,787	11,866	241,653	-	4,201	4,201	237,452
Other mutual mortgage loans	772,462	13,075	785,537	-	3,803	3,803	781,734
Leasing transactions	71	67	138	-	1	1	137
Other loans and receivables	43,232	2,991	46,223	-	1,055	1,055	45,168

Subtotals	1,141,396	34,532	1,175,928	-	10,383	10,383	1,165,545

Consumer loans:
Consumer loans	246,712	20,241	266,953	-	15,279	15,279	251,674
Current account debtors	24,764	690	25,454	-	573	573	24,881
Credit card debtors	53,733	1,545	55,278	-	1,513	1,513	53,765
Consumer leasing transactions	510	219	729	-	8	8	721
Other loans and receivables	72,646	2,061	74,707	-	5,343	5,343	69,364

Subtotals	398,365	24,756	423,121	-	22,716	22,716	400,405

Total	6,517,861	296,584	6,814,445	57,828	44,672	102,500	6,711,945

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

As of December 31, 2012	Gross Assets			Allowances for loan losses
	Normal Portfolio	Impaired Portfolio	Total	Individually Evaluated for impairment	Collectively evaluated for impairment	Total	Net Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	6,337,139	116,037	6,453,176	45,690	11,606	57,296	6,395,880
Foreign trade loans	406,531	18,293	424,824	14,180	203	14,383	410,441
Current account debtors	28,798	447	29,245	357	239	596	28,649
Factoring operations	87,107	515	87,622	1,725	223	1,948	85,674
Leasing transactions	321,347	19,947	341,294	2,902	374	3,276	338,018
Other loans and receivables	157,587	1,112	158,699	310	1,232	1,542	157,157

Subtotals	7,338,509	156,351	7,494,860	65,164	13,877	79,041	7,415,819

Mortgage loans:
Letters of credit loans	83,165	4,046	87,211	-	340	340	86,871
Endorsable mutual mortgage loans	207,886	8,741	216,627	-	2,099	2,099	214,528
Other mutual mortgage loans	1,168,425	17,782	1,186,207	-	3,535	3,535	1,182,672
Leasing transactions	-	61	61	-	3	3	58
Other loans and receivables	39,767	2,102	41,869	-	512	512	41,357

Subtotals	1,499,243	32,732	1,531,975	-	6,489	6,489	1,525,486

Consumer loans:
Consumer loans	752,539	27,196	779,735	-	13,458	13,458	766,277
Current account debtors	28,931	467	29,398	-	780	780	28,618
Credit card debtors	153,684	3,255	156,939	-	2,905	2,905	154,034
Consumer leasing transactions	769	13	782	-	5	5	777
Other loans and receivables	107,104	2,698	109,802	-	6,923	6,923	102,879

Subtotals	1,043,027	33,629	1,076,656	-	24,071	24,071	1,052,585

Total	9,880,779	222,712	10,103,491	65,164	44,437	109,601	9,993,890

The Bank finances its customers’ asset purchases, both movable and real estate, through lease contracts that are included within loans and receivables from customers. As of December 31, 2012, MCh$171,424 corresponds to leases of movable assets (MCh$161,876 as of December 31, 2011) and MCh$170,713 to leases of real estate assets (MCh$132,718 as of December 31, 2011).

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

We review collateral fair values by obtaining appraisals on impaired secured loans every 18 months and on normal secured loans every three years.

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

During 2012, the Bank has received assets such as homes, apartments, commercial and agricultural lands, among others, with an aggregate fair value of MCh$2,755 (MCh$2,129 in 2011) through the execution of guarantees.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

b)	Portfolio characteristics

As of December 31, 2011 and 2012, the loan portfolio before allowances for loan losses by customer economic activity is as follows:

	National Loans		Foreign Loans		Total		Distribution Percentage as of
	2011	2012	2011	2012	2011	2012	2011	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans:
Manufacturing	510,232	569,720	10,525	247,564	520,757	817,284	7.64%	8.09%
Mining	241,514	244,407	32,494	112,302	274,008	356,709	4.02%	3.53%
Electricity, gas and water	423,276	237,908	10,473	179,737	433,749	417,645	6.37%	4.13%
Agriculture and livestock	193,598	236,327	20,053	26,963	213,651	263,290	3.14%	2.61%
Forestry and wood extraction	39,280	38,836	-	-	39,280	38,836	0.58%	0.38%
Fishing	68,395	48,611	-	-	68,395	48,611	1.00%	0.48%
Transport	163,843	153,111	604	50,871	164,447	203,982	2.41%	2.02%
Communications	35,867	16,845	-	54,137	35,867	70,982	0.53%	0.70%
Construction	598,671	865,713	848	98,660	599,519	964,373	8.80%	9.54%
Commerce	450,957	519,220	3,187	395,650	454,144	914,870	6.66%	9.05%
Services	2,041,235	2,861,452	137,037	228,715	2,178,272	3,090,167	31.97%	30.59%
Others	233,307	223,316	-	84,795	233,307	308,111	3.42%	3.05%

Subtotals	5,000,175	6,015,466	215,221	1,479,394	5,215,396	7,494,860	76.54%	74.18%

Mortgage Loans	1,175,928	1,382,442	-	149,533	1,175,928	1,531,975	17.26%	15.16%
Consumer loans	423,121	476,275	-	600,381	423,121	1,076,656	6.21%	10.66%

Total	6,599,224	7,874,183	215,221	2,229,308	6,814,445	10,103,491	100.00%	100.00%

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

c)	Allowances for loans losses

The changes in allowances for loan losses during the years 2011 and 2012 are summarized as follows:

	Individually Evaluated for impairment	Collectively evaluated for impairment	Total
	MCh$	MCh$	MCh$

Balances as January 1, 2011	54,355	49,860	104,215

Impaired portfolio write-offs:
Commercial loans	(9,677)	(11,299)	(20,976)
Mortgage loans	-	(1,782)	(1,782)
Consumer loans	-	(31,676)	(31,676)

	(9,677)	(44,757)	(54,434)

Total Write-offs

Established provision	42,863	51,307	94,170
Provision released	(29,713)	(11,738)	(41,451)

Balances as of December 31, 2011	57,828	44,672	102,500

	Individually Evaluated for impairment	Collectively evaluated for impairment	Total
	MCh$	MCh$	MCh$

Balances as January 1, 2012	57,828	44,672	102,500

Impaired portfolio write-offs:
Commercial loans	(8,077)	(8,871)	(16,948)
Mortgage loans	-	(3,907)	(3,907)
Consumer loans	-	(38,764)	(38,764)

	(8,077)	(51,542)	(59,619)

Total Write-offs

Established provision	47,407	72,060	119,467
Provision released	(31,932)	(20,750)	(52,682)
Exchange rate differences	(62)	(3)	(65)

Balances as of December 31, 2012	65,164	44,437	109,601

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

d) Portfolio sale

During 2011 and 2012, CorpBanca sold part of its portfolio of state-guaranteed loans and receivables (CAE for its Spanish acronym) through a competitive bidding process for awards of the Financing Facility and Administration of Loans for Studies in Higher Education Law No. 20,027. The open bidding model for financial institutions, reflected in the respective databases, allow selling a percentage of the state-guaranteed loans and receivables to third parties. On the portfolio sold, CorpBanca transferred substantially all the risks and benefits associated with this portfolio. The detail of loans and receivables sold is as follows:

	As of December 31, 2011

	Number of loans	Carrying amount	Proceeds from sale	Released Provisions	Gain on sale
		MCh$	MCh$	MCh$	MCh$
					(*)

Loans sold	36,359	61,727	65,431	(645)	4,349

Total	36,359	61,727	65,431	(645)	4,349

	As of December 31, 2012

	Number of loans	Carrying amount	Proceeds from sale	Released Provisions	Gain on sale
		MCh$	MCh$	MCh$	MCh$
				(a)	(b)

Loans sold	30,542	52,919	56,590	-	3,671

Total	30,542	52,919	56,590	-	3,671

(*) The gain on sale is included in the category “Trading and investment income, net” in the income statement.

(a) This amount is included in the release of provisions disclosed in Note 27.

(b) The gain on sale is included under line item “trading and investment income, net” in the income statement, disclosed in Note 25, line “Other financial investments at fair value with effect on gain (losses)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 10-    INVESTMENT INSTRUMENTS

As of December 31, 2011 and 2012, the detail of financial investments available for sale is as follows:

a) Financial investments

	As of December 31,
	2011			2012
	Available for sale	Held to maturity	Total	Available for sale	Held to maturity	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government Securities
Chilean Central Bank securities	307,122	-	307,122	329,066	-	329,066
Chilean Treasury Bonds	4,336	-	4,336	69,706	-	69,706
Other government securities	57,480	-	57,480	46,203	-	46,203

Other financial instruments
Promissory notes related to deposits in local banks	380,284	-	380,284	338,747	-	338,747
Chilean mortgage finance bonds	1,056	-	1,056	349	-	349
Chilean financial institution bonds	41,702	-	41,702	66,231	-	66,231
Other local investments	44,109	11,580	55,689	41,019	10,099	51,118

Financial instruments Issued abroad
Foreign government and central bank instruments	-	-	-	206,296	74,259	280,555
Other foreign investments	7,161	10,382	17,543	14,818	20,619	35,437
Impairment Provision	-	-	-	-	-	-

				-	-	-
Unquoted securities in active markets
Chilean corporate bonds	-	-	-	-	-	-
Other investments	-	-	-	-	-	-

Impairment Provision	-	-	-	-	-	-

Total	(*)843,250	21,962	865,212	(*)1,112,435	104,977	1,217,412

As of December 31, 2012, the portfolio of financial investments available-for-sale includes unrealized gain, net of taxes, recorded in other comprehensive income of MCh$6,485 (MCh$1,758 as of December 31, 2011)

(*) This total includes MCh$78.932 (MCh$147.510 in 2011), included in Note 4 “Cash and cash equivalents”, which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

b) The movements of the investments available-for-sale portfolio as of December 31, 2011 and 2012 are as follows:

	As of December 31, 2011

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	308,237	537	(1,652)	307,122
Chilean Central Bank Notes	4,358	9	(31)	4,336
Other government securities	57,973	1	(494)	57,480

Subtotals	370,568	547	(2,177)	368,938

Other Financial Instruments
Promissory notes related to deposits in local banks	381,433	214	(1,363)	380,284
Chilean mortgage finance bonds	1,018	38	-	1,056
Chilean financial institution bonds	42,330	-	(628)	41,702
Other local investments	43,752	590	(233)	44,109

Subtotals	468,533	842	(2,224)	467,151

Financial instruments Issued abroad
Foreign government and central bank instruments	-	-	-	-
Other foreign investments	7,161	-	-	7,161
impairment Provision	-	-	-	-

Subtotals	7,161	-	-	7,161

Unquoted securities in active markets
Chilean corporate bonds	-	-	-	-
Other investments	-	-	-	-
Impairment Provision	-	-	-	-

Subtotals	-	-	-	-

Totals	846,262	1,389	(4,401)	843,250

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

	As of December 31, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	332,531	-	(3,465)	329,066
Chilean Central Bank Notes	70,539	-	(833)	69,706
Other government securities	46,972	4	(773)	46,203

Subtotals	450,042	4	(5,071)	444,975

Other Financial Instruments
Promissory notes related to deposits in local banks	340,808	92	(2,153)	338,747
Chilean mortgage finance bonds	347	3	(1)	349
Chilean financial institution bonds	67,102	2	(873)	66,231
Other local investments	41,392	-	(373)	41,019

Subtotals	449,649	97	(3,400)	446,346

Financial instruments Issued abroad
Foreign government and central bank instruments	206,296	-	-	206,296
Other foreign investments	14,591	391	164	14,818
impairment Provision	-	-	-	-

Subtotals	220,887	391	164	221,114

Unquoted securities in active markets
Chilean corporate bonds	-	-	-	-
Other investments	-	-	-	-
Impairment Provision	-	-	-	-

Subtotals	-	-	-	-

Totals	1,120,578	492	(8,635)	1,112,435

All of the gains (losses) from available-for-sale portfolio correspond to the sale of instruments during each reported period.

c)	Impairment of investment instruments

As of December 31, 2011 and 2012, there are no indicators of impairment in the investment instrument.

All investments quoted in non-active markets and classified as available-for-sale have been recorded at their fair value.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

d) The classification of our available-for-sale securities within the fair value hierarchy is a follows:

	As of December 31, 2011
	Available for sale Securities
	Total	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	307,122	307,122	-	-
Chilean Central Bank Notes	4,336	4,336	-	-
Other Chilean Central Bank and Government securities	57,480	-	57,480	-

Other Financial Instruments
Promissory notes related to deposits in local banks	380,284	380,284	-	-
Chilean mortgage finance bonds	1,056	-	1,056	-
Chilean financial institution bonds	41,702	-	41,702	-
Other local investments	44,109	-	44,109	-

Financial instruments Issued abroad
Foreign government and central bank instruments	-	-	-	-
Other foreign investments	7,161	263	6,898	-

Impairment Provision	-	-	-	-

Totals	843,250	692,005	151,245	-

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

	As of December 31, 2012
	Available for sale Securities
	Total	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities

Chilean Central Bank and Government securities	329,066	329,066	-	-
Chilean Central Bank Notes	69,706	69,706	-	-
Other government securities	46,203	-	46,203	-

Other Financial Instruments
Promissory notes related to deposits in local banks	338,747	338,747	-	-
Chilean mortgage finance bonds	349	-	349	-
Chilean financial institution bonds	66,231	-	66,231	-
Other local investments	41,019	-	41,019	-

Financial instruments Issued abroad
Foreign government and central bank instruments	206,296	206,296	-	-
Other foreign investments	14,818	2,764	12,054	-

Impairment Provision	-	-	-	-

Totals	1,112,435	946,579	165,856	-

NOTE 11 -     INVESTMENTS IN OTHER COMPANIES

a)	As of December 31, 2011 and 2012 the investments in other companies are detailed as follows:

	December 31, 2011		December 31, 2012
Company	%		%
	Ownership	MCh$	Ownership	MCh$
Nexus S.A.	13	1,057	13	1,057
Transbank S.A.	9	939	9	939
Combanc S.A.	5	135	5	135
Redbanc S.A.	3	110	3	110
Sociedad Interbancaria de Depósitos de Valores S.A.	4	75	4	75
Deceval S.A.	-	-	6	829	(i)
A.C.H Colombia	-	-	4	191	(i)
Redeban Multicolor S.A	-	-	2	283	(i)
Cámara de Compensación Divisas de Colombia S.A.	-	-	3	30	(i)
Cámara de Riesgo Central de Contraparte S.A.	-	-	1	94	(i)

Shares or rights in other companies
Santiago Stock Exchabge Shares	2	1,056	2	1,056
Chilean Electronic Stock Exchange Shares	2	211	2	211
Colombia Stock Exchange	-	-	0	783	(i)

Total		3,583		5,793

(i)	Corresponds to investments in other companies carried out by the subsidiaries in Colombia.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

During 2010, 2011 and 2012 the Bank received dividends from is investment in other companies were the following:

	2010	2011	2012
	MCh$	MCh$	MCh$

Dividends received	296	250	367

Totales	296	250	367

The movements of investment in other companies as of December 31, 2012 and 2011, were the following:

	2011	2012
	MCh$	MCh$

Opening balance at January 1	3,583	3,583
Investment acquisitions	-	2,210
Investment sales	-	-
Share on income	-	-
Dividends received	-	-
Exchange rate differences	-	-

Ending balance as of December 31,	3,583	5,793

b)	Business Combination- Corpbanca Chile and Corpbanca Colombia (previously—Banco Santander Colombia S.A. or BSC)

i)	General aspects of the operation

CorpBanca acquired 51.00% and 40.93% on May 29, 2012 and June 22, 2012, respectively, of the voting shares of BSC which is domiciled in Colombia.

ii)	Main reasons for the acquisition

With this acquisition, CorpBanca is looking to regionally expand and, at the same time, participate in the growing Colombian banking market whose potential is based on the solid economic prospects of Colombia and low penetration currently shown in its banking industry. The senior management and employees of CorpBanca Colombia have an in-depth knowledge of the Colombian market and the expertise to successfully develop CorpBanca. These two characteristics underly the expected success of this acquisition.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

iii)	Assets acquired and liabilities assumed

The fair value of identifiable assets and liabilities of BSC to the date of acquisition, May 29, 2012, were:

	Fair value recognized on the acquisition date	Notas
ASSETS	MCh$

Cash and deposits in banks	98,194	(*)
Cash in course of collection	1,126	(**)
Trading portfolio financial assets	176,329
Investments under agreements to resell	94,200
Derivative financial instruments	14,899
Loans and receivables to banks	23,673	(a)
Loans and receivables to customers	1,623,069	(b)
Financial investments available-for-sale	103,094
Financial investments held-to-maturity	84,621
Investments in other companies	6,433
Intangible assets	265,265
Property, plant and equipment	13,396
Current income tax provision	-
Deferred income taxes	5,204
Other assets	9,798

TOTAL ASSETS	2,519,301

LIABILITIES
Current accounts and demand deposits	264,730
Cash in course of collection	-	(***)
Investments under agreements to resell	-
Time deposits and saving accounts	1,274,633
Derivative financial instruments	18,666
Borrowings from financial institutions	299,744
Debt issued	79,561
Other financial obligations	1,187
Current income tax provision	5,903
Deferred income taxes	97,987
Provisions	24,423	(c)
Other liabilities	50,991

TOTAL LIABILITIES	2,117,825

Total identifiable net assets at fair value	401,476
Non-controlling interest measured at fair value (using an income approach)	(48,940)
Goodwill arising from the acquisition	205,076	(d)

Consideration transferred for the acquisition	557,612

Net cash received from subsidiary	99,320	(*) + (**) - (***)
Gross cash consideration	(557,612)

Net cash consideration paid	(458,292)

Considerations of importance in relation to the acquisition:

•

The fair values presented here have been determined on a provisional basis (specifically deferred taxes, loans and receivables, intangible assets and the fair value of the non-controlling interest at June 22, 2012).

•

As the initial accounting for the business combination is not complete, the Group has reported provisional amounts as noted above. Should the Group determine that such provisional amounts differ from those representing the finalized amount, they will be retrospectively adjusted.

•

This business combination was accounted for using the acquisition method from the date of acquisition (May 29, 2012), which is the date on which control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

•

At the acquisition date, a provision for a contingent liability with a fair value of MCh$2,868, as a result of legal contingencies, has been identified and is included in the above table (include in letter c)

•

The fair value of loans and receivables (both to customers and banks) amounted to MCh$ 1,646,742 (letter a and b) of the table above). The unpaid principal balances under the contracts is MCh$1,626,284.

•	The goodwill of MCh$205,076 (letter d) recognized is attributed to the expected synergies and other benefits arising from the combination of the assets and activities of BSC. It is not tax deductible.

•

From the date of acquisition, BSC contributed MCh$ 66,288 to net interest income, MCh$ 17,894 to net commission income, MCh$96,523 to net operating revenue and MCh$32,317 to the profit before income tax for the period. Revenue and net income, had the business combination occurred as of January 1, 2012, would have been MCh$849,668 and MCh$ 163,920 respectively, for the year ended December 31, 2012.

•

Transaction costs related to the acquisition of MCh$246, primarily legal fees and external due diligence costs, were charged to income and are part of cash flows from operating activities in the statement of cash flows.

•	The functional currency of the acquired entity is the Colombian peso and the Bank follows International Accounting Standard No. 21, “Foreign Currency Translation”.

c)	Business Combination - Banco CorpBanca Colombia and Corpbanca Investment Trust Colombia (previously —Santander Investment Trust Colombia)

i.)	General aspects of the operation

CorpBanca Colombia, domiciled in Colombia, acquired, 94.5% of the voting shares of Corpbanca Investment Trust Colombia S.A (CITRUST) from it’s parent CorpGroup which initial acquisition on the part of CorpGroup was consumated as part of the same contractual agreement of CorpBanca to acquire BSC.

ii.)	Main reasons for the purchase

This acquisition is considered to be complementary to that of the CorpBanca Colombia and the reasons for acquisition are of the same nature.

iii.)	Details of assets acquired and liabilities assumed

The fair value of identifiable assets and liabilities of CITRUST at the date of acquisition, June 29, 2012, was:

	Mcop$	MCh$
Total identifiable net assets at fair value	44,048	12,382
Non-controlling interest measured at fair value (using an income approach)	(4,670)	(1,313)
Intangible assets	36,106	10,149
Deferred income taxes	(11,915)	(3,349)
Goodwill arising from the acquisition	16,688	4,691

Consideration transferred for the acquisition	80,257	22,560

Net cash received from subsidiary	15,987	4,494
Gross cash consideration	(80,257)	(22,560)

Net cash consideration paid	(64,270)	(18,066)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

iv.)	Considerations of importance in relation to the acquisition:

•	The fair values presented here have been determined on a provisional basis

•

As the initial accounting for the business combination is not complete, the Group has reported provisional amounts as noted above. Should the Group determine that such provisional amounts differ from those representing the finalized amount, they will be retrospectively adjusted.

•

This business combination was accounted for using the acquisition method from the date of acquisition (June 29, 2012), which is the date on which control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

•	The fair value of loans and receivables (both to customers and banks) amounted to MCh$332. The gross amount due under the contracts is the same and the Bank expects to collect the full amount.

•

The goodwill of MCh$4,691 recognized is attributed to the expected synergies and other benefits arising from the combination of the assets and activities with Corpbanca Colombia. It is not tax deductible.

•

From the date of acquisition, CITRUST contributed MCh$13 to net interest income, MCh$ 3,489 to net commission income, MCh$3,831 to net operating revenue and MCh$2,470 to the profit before income tax for the period. Revenue and net income, had the business combination occurred as of January 1, 2012, would not have varied significantly from that recorded in consolidation for the year ended December 31, 2012.

•	The functional currency of the acquired entity is the Colombian peso and the Bank follows International Accounting Standard No. 21, “Foreign Currency Translation”.

Goodwill is tested to determine whether there is an impairment annually (as of December 31 of each year), and when circumstances indicate that its carrying amount may be impaired. The impairment of goodwill is determined by assessing the recoverable amount of each cash-generating unit (group of cash-generating units) to which the goodwill relates. When the recoverable amount of the cash-generating unit is less than its carrying amount, an impairment loss is recognized. The impairment losses relating to goodwill can not be reversed in future periods.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 12 -     INTANGIBLE ASSETS

a) Intangible assets as of December 31, 2011 and 2012 consists of the following:

	As of December 31, 2011
Concept	Useful life years	Remaining amortization years	Final gross balance	Amortization and impairment for the Period	Net Carrying amount
			MCh$	MCh$	MCh$
Separately acquired intangibles
Integrated banking system	15	6	7,706	(1,182)	6,524
Computer equipment system or software	3	2	570	(261)	309
IT Projects	6	4	5,521	(1,126)	4,395
Other projects	5	4	1,097	(86)	1,011

Total			14,894	(2,655)	12,239

	As of December 31, 2012
Concept	Useful life years	Remaining amortization years	Final gross balance	Amortization and impairment for the Period	Net Carrying amount
			MCh$	MCh$	MCh$
Separately acquired intangibles
Integrated banking system (1)	15	4	6,543	(1,175)	5,368
Computer equipment system or software	3	1	13,918	(2,958)	10,960
IT Projects	6	4	13,550	(1,476)	12,074
CorpBanca Colombia acquisition (*)
-Goodwill	-	-	201,085	-	201,085
-License	-	-	54,876	-	54,876
-Other intangibles	6	6	8,133	(475)	7,658
-Customer relationship	23	23	193,250	(4,614)	188,636
Other projects	5	4	1,227	(202)	1,025

Total			492,582	(10,900)	481,682

(1)

Integrated Banking System (IBS) corresponds to the main operating system software of the Bank that replaced a number of systems, providing us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each product and client segment.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

b)	The changes in the intangible assets during 2011 and 2012 are as follows:

	Integrated banking system	Computer equipment system or software	IT Projects	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2011	7,657	465	4,686	288	13,096
Purchases	50	161	962	937	2,110
Retirements	-	-	(7)	-	(7)
Amortization	(1,182)	(261)	(1,119)	(93)	(2,655)
Other	(1)	(56)	(127)	(121)	(305)

Balances as of December 31, 2011	6,524	309	4,395	1,011	12,239

	Integrated banking system	Computer equipment system or software	IT Projects	Intangible arising from business combination- Colombia (*)	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2012	6,524	309	4,395	-	1,011	12,239
Purchases	33	6,057	8,834	477,610	578	493,112
Retirements	-	-	-	-	-	-
Amortization	(1,175)	(2,958)	(1,476)	(5,089)	(202)	(10,900)
Exchange rate differences	(14)	-	321	(20,266)	(362)	(20,321)
CorpBanca Colombia acquisition (*)	-	7,552	-	-	-	7,552

Balances as of December 31, 2012	5,368	10,960	12,074	452,255	1,025	481,682

(*) At December 31, 2012 and expressed in MCh$, intangible assets before depreciation and exchange differences on translation amounted to MCh$477,610, which are as follows: goodwill MCh$205,076, license MCh$57,263 (indefinite useful life) and other intangibles of MCh$8,528 (6 years of useful life) and customer relationship of MCh$191,903 (22 years of useful life) generated by the purchase of Corpbanca Colombia and goodwill MCh$4,691 and customer relationships of MCh$10,149 (38 years of useful life) generated by the purchase of Corpbanca Investment Trust Colombia S.A. (CITRUST).

c)	As of December 31, 2011 and 2012, the Bank has entered into the following contractual commitments for the acquisition of intangible asset:

	Invested Amount	Invested Amount
	2011	2012
	MCh$	MCh$
License detail:
Ingram Micro Chile S.A.	-	-
Mac Online Empresas y Tele Ventas Ltda.	-	-
Licenciamiento Plataforma Cognos	-	307

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

d)	Impairment

The goodwill and indefinitely lived intangible assets disclosed, have no impairment at the end of 2012 (in 2011 there were no such assets).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 13 -     PROPERTY, PLANT AND EQUIPMENT

a)	Property, plant and equipment as of December 31, 2011 and 2012 is as follows:

	As of December 31, 2011
Item	Useful life years	Remaining amortization years	Final gross balance	Depreciation and impairment for the Period	Net Carrying amount
			MCh$	MCh$	MCh$
Land and buildings	21	21	46,457	(2,357)	44,100
Equipment	5	4	6,382	(1,219)	5,163
Other	7	6	9,192	(1,230)	7,962

Total			62,031	(4,806)	57,225

	As of December 31, 2012
Item	Useful life years	Remaining amortization years	Final gross balance	Depreciation and impairment for the Period	Net Carrying amount
			MCh$	MCh$	MCh$
Land and buildings	21	20	50,822	(3,755)	47,067
Equipment	5	4	9,675	(1,851)	7,824
Other	6	5	11,781	(1,586)	10,195
- Furnitures			3,055	(480)	2,575
- Leasing assets			2,250	(354)	1,896
- Others			6,476	(752)	5,724

Total			72,278	(7,192)	65,086

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

b)	The changes in property, plant and equipment during 2011 and 2012 is as follows:

	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2011	43,551	5,162	4,717	53,430
Purchases	2,957	1,509	4,335	8,801
Retirements	(51)	(306)	(1)	(358)
Depreciation	(2,358)	(1,216)	(1,232)	(4,806)
Other	1	14	143	158

Balances as of December 31, 2011	44,100	5,163	7,962	57,225

	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2012	44,100	5,163	7,962	57,225
Purchases	2,335	3,335	2,323	7,993
Retirements	(3,704)	(1,508)	(578)	(5,790)
Depreciation	(3,755)	(1,851)	(1,586)	(7,192)
CorpBanca Colombia acquisition	8,092	2,692	2,075	12,859
Other	(1)	(7)	(1)	(9)

Balances as of December 31, 2012	47,067	7,824	10,195	65,086

c)	As of December 31, 2011 and 2012, the Bank holds operating lease contracts that cannot be unilaterally terminated. The future payment information is detailed as follows:

Future Operating Lease Payments
Land, Buildings and Equipment
	Up to 1 Year	From 1 to 5 Year	Over 5 Years	Total
	MCh$	MCh$	MCh$	MCh$

As of December 31, 2011	5,379	20,583	25,013	50,975
As of December 31, 2012	5,847	21,145	23,511	50,503

d)	As of December 31, 2011 and 2012, the Bank holds finance lease contracts that cannot be rescinded or unilaterally terminated. The future payment information is detailed as follows:

Future Finance Lease Payments
Land, Buildings and Equipment
	Up to 1 Year	From 1 to 5 Years	Over 5 Years	Total
	MCh$	MCh$	MCh$	MCh$

As of December 31, 2011	3,377	4,381	-	7,758
As of December 31, 2012	589	860	-	1,449

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 14 -     CURRENT TAXES

a) Current income tax provision

At the end of each year the bank recognizes an Income Tax Provision, which is determined based on the currently applicable tax legislation. Income tax provision recognized as of December 31, 2012 was MCh$9,057 (Recoverable current taxes MCh$6,278 as of December 31, 2011). The income tax provision (net of recoverable taxes) is as follows:

	As of December 31,	As of December 31,
	2011	2012
	MCh$	MCh$
Income tax. 20% tax rate	21,099	31,913
Corpbanca Colombia acquisition	-	4,192
Less:
Monthly Provisional Payment	(25,413)	(23,675)
Tax credit for training costs	(310)	(1,595)
Tax credit for donations	(1,012)	(315)
Tax credit for property taxes on leased real estate assets	(395)	(993)
Other taxes to be recovered (1)	(247)	(470)

Total	(6,278)	9,057

(1) Corresponds to tax refunds of prior years

b) Effect on income

The tax expense for the years ended December 31, 2010, 2011 and 2012 is comprised of the following items:

	As of December 31,
	2010	2011	2012
	MCh$	MCh$	MCh$
Income Tax expense
Current tax expense	(18,753)	(21,099)	(31,913)

Deferred taxes
Temporary differences	(2,704)	(1,963)	9,488

Subtotal	(21,457)	(23,062)	(22,425)

Others	1,104	(241)	(488)

Net expense for income taxes	(20,353)	(23,303)	(22,913)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

c) Effective tax rate reconciliation

The table below represents the effective tax rate reconciliation for the years ended December 31, 2011 and 2012, which consists of the following items:

			As of December 31,
	2010		2011		2012
	Tax Rate	Amount	Tax Rate	Amount	Tax Rate	Amount
	%	MCh$	%	MCh$	%	MCh$
Net income before taxes	17	24,127	20	28,124	20	28,413
Other permanent differences (*)			(2)	(3,315)	(7)	(10,381)
Rate change income tax	(1)	(1,308)	(1)	(1,750)	0	204
Effect subsidiary rates Colombia—New York (**)	(2)	(2,466)	0	244	3	4,677

	14	20,353	17	23,303	16	22,913

(*)This line includes the foreign exchange effect related to the Colombia and New York entities (foreign exchange gain of MCh$7,048 in 2012 and a foreign exchange loss of MCh$307 in 2011).

(**) This line reflects the differences in tax rates in other jurisdictions.

d) Effect of deferred taxes on other comprehensive income

The table below represents a summary of the deferred tax effect on other comprehensive income for the years ended December 31, 2010, 2011 and 2012, which consists of the following items:

	As of December 31,
	2010	2011	2012
	MCh$	MCh$	MCh$
Financial assets available-for-sale	(822)	461	888
Hedge of a net investment in New York Branch	(164)	220	(147)
Cash Flow hedge	-	298	(361)

Total charge to other comprehensive income	(986)	979	380

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

e) Effect of deferred taxes on income

Below are the effects of deferred taxes on assets, liabilities, and income assigned as a result of timing differences (*):

	As of December 31,
	2011			2012
	Assets	Liabilities	Net	Assets	Liabilities	Net
Concepts:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Provisions for loans losses	16,160	-	16,160	22,258	-	22,258
Accrued interest and adjustment	-	-	-	-	-	-
related to past-due loan portfolio	4,736	-	4,736	3,500	-	3,500
Unearned Price differences	117	-	117	134	-	134
Employees related provisions	798	-	798	4,837	-	4,837
Subsidiary tax loss	-	-	-	2,577	-	2,577
Depreciation of plant and equipment	-	(3,266)	(3,266)	-	(3,508)	(3,508)
Leases and other	-	(22,086)	(22,086)	-	(32,723)	(32,723)
Corpbanca Colombia Intangibles	-	-	-	-	(75,242)	(75,242)
Other	3,269	-	3,269	3,838	(6,280)	(2,442)

Total net asset (liability)	25,080	(25,352)	(272)	37,144	(117,753)	(80,609)

(*) This note incorporates the deferred tax balances of Corpbanca Colombia and its subsidiaries, which in the case of companies in Colombia, fluctuations in such balances from the date of acquisition forward are recognized in the income statement (see Note 11 “Investments in other companies”, letter b” Business Combination”).

On July 29, 2010 Law No. 20,455 was enacted, “Amends several laws to obtain resources for financing the reconstruction of the country”, which was published in the “Diario Oficial” on July 31, 2010. This law, among other things, established a temporary increase of the tax rate for years 2011 and 2012 (to 20% and 18.5%, respectively) and back again to 17% by 2013.

Law 20,630 which introduced tax reforms to finance the education system and also to improve the tax system by closing loopholes and eliminating certain tax exemptions became effective on September 27, 2012. The main change was that tax rate was increased from 17% to 20%, this new rate is applicable from January 1, 2012.

As a result of the change in the tax rate its effect on deferred tax assets and liabilities to be reversed in those years in comparison with those calculated at the prevailing rate, the Company recognizes a credit to income tax of MCh$204 at December 31, 2012 (change of MCh$1,750 at December 31, 2011).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 15 -     OTHER ASSETS

a) The detail of other assets is as follows:

	As of December 31,	As of December 31,
	2011	2012
	MCh$	MCh$
Rentals in advance (1)	22,022	20,715
Accounts and Notes receivable	36,562	49,397
Prepaid expenses	9,982	14,105
Projects under development (2)	10,043	14,529
Assets for Leasing (3)	7,724	17,123
Assets received in lieu of payment (4)	3,497	4,038
Exchange documents without presence	276	1,960
Guarantees given by threshold effect	7,838	18,635
Other	4,831	9,401

Total	102,775	149,903

(1)	Rent paid in advance for SMU ATMs (See Note 32.b)
(2)	Information system and other projects under development.
(3)

Fixed assets available for delivery under the financial leases. Within this item, are included items recovered from leasing kept for sale, corresponding to computers, furniture, and transportation equipment. These assets are available for a sale and have a high probability of being sold. For most of such assets, it is expect to complete the sale within one year from the date when the assets are classified as available for sale and/or lease assets recovered held for sale.

(4)

The provisions for assets received in lieu of payment are recorded as a provision for the difference between initial value and any additions or currency restatement and its realizable value, where the former is greater. See letter b) below

b) The movements of assets received in lieu of payment during 2011 and 2012 is as follows:

	As of December 31,
	2011	2012
	MCh$	MCh$
Balance as of January 1	8,654	3,497
Purchases	2,089	4,214
sales	(7,019)	(3,659)
Provision	(227)	(14)

Balance as of December 31	3,497	4,038

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 16 -     CURRENT ACCOUNTS, DEMAND DEPOSITS, TIME DEPOSITS AND SAVING ACCOUNTS

As of December 31, 2011 and 2012, current accounts and demands deposits consist of the following:

	As of December 31,
	2011	2012
	MCh$	MCh$
a) Current accounts and demand deposits

Current Accounts	467,506	839,588
Other deposits and sight accounts	52,964	84,179
Other sight liabilities	68,790	38,096
Advance payments received from customers	78,533	114,144
Other sight liabilities	14,927	36,668

Total	682,720	1,112,675

As of December 31, 2011 and 2012, time deposits and saving accounts consist of the following:

	As of December 31,
	2011	2012
b) Time deposits and saving accounts	MCh$	MCh$

Time deposits	4,806,278	7,248,774
Deposits due	-	-
Term Savings Accounts	8,707	390,570
Other term creditor Balances	9,393	43,331

Total	4,824,378	7,682,675

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 17 -     BORROWINGS FROM FINANCIAL INSTITUTIONS

As of December 31, 2011 and 2012, borrowings from financial institutions include the following:

	As of December 31,
	2011	2012
	MCh$	MCh$
Loans obtained from financial institutions and the Chilean Central Bank	-	-

Subtotal	-	-

Loans obtained from local financial institutions

Bank of Tokyo Mitsubishi (Chile)	511	-

Subtotal	511	-

Loans obtained from foreign financial institutions
Bank of America	55,736	50,896
Bank of Montreal Toronto	23,424	23,958
Banco Del Estado	10,389	9,594
Banco Latinoamericano de Comercio Exterior SA	-	19,191
Bancoldex	-	46,920
Bank of New York	-	23,479
Banck of Nova Scotia	-	14,375
Banco de Bogota Miami Agency	-	9,606
Banco Latino Bladex	-	8,718
OCBC Bank	-	7,187
Royal Bank of Scotland	5,352	21,562
BNP Paribas	87,465	-
Citibank N.A.	50,488	74,263
Commerzbank A.G.	58,863	60,947
Credit Industriel et Comercial	5,208	-
Corporacion Andina de Fomento	-	22,774
Dresdner Bank AG.	35,685	-
Deutsche Bank USA	-	40,729
ING Bank N.V Amsterdam	-	10,474
HSBC England	12,997	4,797
Intesa San Saolo SPA.	-	-
JP Morgan Chase	35,024	15,815
Landesbank Baden-Wurttember	-	-
Standard Chartered Bank	40,813	198,640
Sumitomo Mitsui	29,652	46,265
Toronto Dominion Bank	39,179	14,375
Wachovia Bank N.A.	20,788	24,024
Bladex Pamana	20,820	23,958
Banco Crédito del Peru	10,394	-
Mercantil Commercebank	-	19,312
Wells Fargo Bank	47,711	67,101
Swedbank	7,278	7,194
Ban Bogota Panama	6,229	4,792
Bancolombia	7,786	11,078
Banco Bogota—Miami	7,791	1,492
Other banks	44,043	86,005

Subtotal	663,115	969,521

Total	663,626	969,521

The detail of borrowings from financial institutions by maturity is as follows:

	As of December 31,
	2011	2012
	MCh$	MCh$
Due within 1 year	316,785	766,891
Due within 1 year but within 2 years	259,376	166,218
Due within 2 year but within 3 years	87,465	31,934
Due within 3 year but within 4 years	-	2,987
Due within 5 year but within 5 years	-	1,423
Due after 5 years	-	68

	663,626	969,521

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 18-     DEBT ISSUED AND OTHER FINANCIAL OBLIGATIONS

As of December 31, 2011 and 2012, the composition of these items is as follows:

	As of December 31,
	2011	2012
	MCh$	MCh$
Debt issued
Letters of credit	180,750	147,688
Bonds	933,759	1,044,124
Subordinated bonds	408,264	694,792

Subtotal	1,522,773	1,886,604

Other financial obligations
Public Sector liabilities	14,885	10,618
Borrowings from domestic financial institutions	5,168	5,932
Foreing Borrowings	-	1,570

Subtotal	20,053	18,120

Total	1,542,826	1,904,724

Debt issued and other financial obligations classified as long and short term as are follows:

	As of December 31, 2011
	Long Term	Short Term	Total
	MCh$	MCh$	MCh$
Letters of credit	155,402	25,348	180,750
Bonds	849,297	84,462	933,759
Subordinated bonds	384,951	23,313	408,264

Debt issued	1,389,650	133,123	1,522,773

Other financial obligations	8,952	11,101	20,053

	As of December 31, 2012
	Long Term	Short Term	Total
	MCh$	MCh$	MCh$
Letters of credit	128,767	18,921	147,688
Bonds	929,949	114,175	1,044,124
Subordinated bonds	690,970	3,822	694,792

Debt issued	1,749,686	136,918	1,886,604

Other financial obligations	10,161	7,959	18,120

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

The detail of letter of credits by maturity is as follows:

	As of December 31
	2011	2012
	MCh$	MCh$
Due within 1 year	25,348	18,922
Due after 1 year but within 2 years	19,642	17,172
Due after 2 years but within 3 years	19,260	16,485
Due after 3 years but within 4 years	17,895	14,178
Due after 4 years but within 5 years	15,316	12,380
Due after 5 years	83,289	68,551

Total mortgage finance bonds	180,750	147,688

The detail of bonds issued is as follows:

	As of December 31
	Expiration Date	Interest rate	Currency		2011	2012
					MCh$	MCh$
BCOR-J0606	01-06-2016	4.00%		UF	40,572	32,283
BCOR-K0707	02-07-2012	3.20%		UF	45,230	-
BCOR-L0707	01-07-2017	3.40%		UF	90,290	92,575
BCOR-M1207	01-06-2013	3.40%		UF	111,152	114,175
Bonos-R0110	09-07-2020	4.00%		UF	117,322	119,781
Bonos-AI0710	01-07-2020	3.00%		UF	105,047	108,325
Bonos-AD0710	01-07-2015	3.00%		UF	44,687	46,213
Bonos-Q0110	09-01-2015	3.60%		UF	224,763	112,565
Bonos-O0110	09-07-2015	6.30%	$		20,182	22,839
Bonos-P0110	09-07-2020	7.30%	$		24,019	23,957
Bonos-Q0110	09-01-2015	3.60%		UF	110,495	-
BCORAE0710	01-07-2016	3.00%		UF	-	231,011
BCORAF0710	01-07-2017	3.00%		UF	-	140,400

Total bonds					933,759	1,044,124

The detail of bonds issued by maturity is as follows:

	As of December 31
	2011	2012
	MCh$	MCh$
Due within 1 year	84,462	114,402
Due after 1 year but within 2 years	141,579	-
Due after 2 years but within 3 years	32,343	181,545
Due after 3 years but within 4 years	182,104	263,294
Due after 4 years but within 5 years	213,693	232,831
Due after 5 years	279,578	252,052

Total bonds	933,759	1,044,124

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

The detail of subordinated bonds is as follows:

	As of December 31
	Expiration Date	Interest rate	Currency	2011	2012
				MCh$	MCh$
Series UCOR-W1197	02-11-2012	6.50%	UF	29	-
Series UCOR-X1197	02-11-2012	6.50%	UF	3,381	-
Series UCOR-Y1197	01-11-2022	6.50%	UF	8,830	8,502
Series UCOR-Z1197	01-11-2022	6.50%	UF	20,526	19,771
Series UCOR-V0808	01-08-2033	4.60%	UF	118,618	121,606
Series UCOR AA-0809	09-08-2035	4.90%	UF	109,090	111,700
Serie UCOR BN0710	01-07-2040	4.00%	UF	28,652	69,546
Serie UCOR BI0710	01-07-2035	4.00%	UF	26,638	27,271
Serie UCOR BL0710	01-07-2038	4.00%	UF	92,500	94,740
Serie UCORBF0710	01-07-2032	4.00%	UF	-	11,190
Serie UCORBJ0710	01-07-2036	4.00%	UF	-	120,235
Serie UCORBP0710	01-07-2042	4.00%	UF	-	32,670
Serie A - issued Corpbanca Colombia	30-03-2016	CPI 5 + 3.89%	COP	-	1,913
Serie B - issued CorpBanca Colombia.	07-02-2028	10.8%	COP	-	75,648

Total subordinated bonds				408,264	694,792

The detail of subordinated bonds by maturity is as follows:

	As of December 31
	2011	2012
	MCh$	MCh$
Due within 1 year	23,313	-
Due after 1 year but within 2 years	18,927	-
Due after 2 years but within 3 years	18,003	-
Due after 3 years but within 4 years	17,127	10,402
Due after 4 years but within 5 years	16,296	66,571
Due after 5 years	314,598	617,819

Total subordinated bonds	408,264	694,792

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

The detail of other financial obligations by maturity is as follows:

	As of December 31
	2011	2012
	MCh$	MCh$
Due within 1 year	5,933	2,027
Due after 1 year but within 2 years	1,772	363
Due after 2 years but within 3 years	2,267	841
Due after 3 years but within 4 years	1,679	466
Due after 4 years but within 5 years	1,135	522
Due after 5 years	2,099	7,969

Total long term obligations	14,885	12,188

The detail of other short term financial obligations is as follows:

Amounts due to credit card operators	5,168	5,932

Total short term financial obligations :	5,168	5,932

Total other financial obligations	20,053	18,120

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 19-     PROVISIONS

As of December 31, 2011 and 2012 the Bank has recorded the following provisions and changes in its provisions:

a.	Other Provisions

The provisions as of December 31, 2011 and 2012 are as follows:

	As of December 31
	2011	2012
	MCh$	MCh$
Provisions for short-term employee benefits and salaries	4,801	62,787
Accrual for mandatory dividends	36,855	60,040
Allowances for contingencies	374	3,112

Total	42,030	125,939

Short-term benefits and staff salaries

This item includes the following provisions related to: a) Provisions for staff benefits and payroll, b) Provisions compensation for years of service indemnities, c) Provisions for other employee benefits (including defined benefit plan in Colombia) and d) Provisions for vacations.

Mandatory Dividends

Corresponds to the minimum dividends to be paid.

Contingencies

Includes estimates for probable losses.

b.	The provision balance changes during 2011 and 2012, were as follows:

	As of December 31, 2011
	Short-term benefits and staff salaries	Mandatory Dividends	Contingencies	Total
	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2011	7,623	59,522	587	67,732
Established provision	1,660	36,855	1,657	40,172
Provisions released	(4,482)	(59,522)	(1,870)	(65,874)
Other changes	-	-	-	-

Balance as of December 31, 2011	4,801	36,855	374	42,030

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

	As of December 31, 2012
	Short-term benefits and staff salaries	Mandatory Dividends	Contingencies	Total
	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2012	4,801	36,855	374	42,030
Established provision	20,527	60,040	4,902	85,469
Provisions released	(9,655)	(36,855)	(6,606)	(53,116)
Colombia CorpBanca bank acquisition	47,114	-	4,577	51,691
Other changes	-	-	(135)	(135)

Balance as of December 31, 2012	62,787	60,040	3,112	125,939

Short-term benefits and staff salaries are recorded in “Personnel salaries expenses.” Mandatory dividends are recorded against “Accrual for mandatory dividends” in the Shareholders Equity Statement, and the contingency provisions/(releases) are included in Other Operating (Expenses)/Income, depending on whether they are debit or a credit.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

c. Provisions for short-term employee benefits and staff salaries

	As of December 31,
	2011	2012
	MCh$	MCh$
Provision for severance indemnities	517	41,904
Provision for other employee benefits	5	15,365
Provision for Vacations	4,279	5,518

Total	4,801	62,787

d. Provision for severance indemnities

	As of December 31,
	2011	2012
	MCh$	MCh$
Present value of the liability at the beginning of fiscal year	154	517
Increase in existing provision	4,977	49,415
Payments	(4,460)	(8,028)
Provision released	(154)	-
Other	-	-

Total	517	41,904	(*)

(*) In 2012 this amount includes amounts for MCh$3,073 (Long-term employee benefits) and MCh$38,766 (Retirement benefit plan) from the Colombian subsidiaries.

e) Long-term employee benefits

The Bank’s employees are entitled to receive years of service awards starting with the 5th year employment anniversary and each five years thereafter. This award is paid in the month when the employee celebrates his/her corresponding employment anniversary.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

As of December 31, 2012
%
Discount rate(s)	6.50
Expected rate(s) of salary increase	5.5

The movements in the present value of the defined benefit obligation and the amounts recognized in the statement of income in respect of this award are determined using the projected unit credit method and consisted of the following:

As of December 31, 2012
MCh$
Opening defined benefit obligation	2,658
Current service cost	314
Interest expense on obligations	186
Actuarial (gains)/losses	308
Benefits paid	(393)
Closing defined benefit obligation	3,073

Retirement benefit plan

The retirement pension liability is recorded based on the present value of the pension obligation for employees who meet certain statutory requirements as to age, length of service and other, determined in accordance with actuarial adjustments under the existing Colombian law.

The present value of the defined benefit obligation was measured using the Projected Unit Credit Method and the recognition of actuarial losses/gains was measured using the corridor approach.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

As of December 31, 2012
%
Discount rate(s)	6.50
Expected rate(s) of salary increase	5.0
Inflation rate	3.5

Amounts recognized in the income statement in respect of these defined benefit plans were as follows:

As of December 31, 2012
MCh$
Current service cost	-
Interest expense on obligations	3,455
Actuarial (gains)/losses	4,029
Total	7,484

The amount included in the combined statement of financial position arising from the Bank’s obligation in respect of its defined benefit plans is as follows:

As of December 31, 2012
MCh$
Present value of unfunded defined benefit obligation	49,067
Deficit	49,067
Net actuarial gains (losses) not recognized	(10,301)
Net liability arising from defined benefit obligation	38,766

Movements in the present value of the defined benefit obligation in the current year were as follows:

As of December 31, 2012
MCh$
Opening defined benefit obligation	47,164
Current service cost	-
Interest expense on obligation	3,455
Actuarial (gains)/losses	4,029
Benefits paid	(5,581)
Other	-
Closing defined benefit obligation	49,067

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 20 -     OTHER LIABILITIES

As of December 31, 2011 and 2012, other liabilities are as follows:

	As of December 31,
	2011	2012
	MCh$	MCh$
Accounts and notes payable (1)	18,768	46,173
Dividends payable	49	296
Unearned income	-	2,300
Valuation adjustments of hedging (2)	9,265	10,083
Various creditors	444	14,101
Provision for commissions and consulting fees	1,032	1,640
Other liabilities	1,423	612

Total	30,981	75,205

(1)

Groups obligations that fall to business operations, such as withholding taxes, social security contributions, balances due on purchases of materials, balances due on obligations for leasing contracts for acquisition of fixed assets and other.

(2)	Corresponds to the changes in fair value of hedged items under fair value hedges.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 21 -     CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES

a) Off-balance commitments and responsibilities:

The Bank, its subsidiaries and its New York branch maintain off-balance sheet accounts as follows:

	As of December 31	As of December 31
	2011	2012
	MCh$	MCh$
CONTINGENT LOANS	1,791,586	2,396,064
Collaterals and Guarantees	42,252	239,800
Collaterals and Guarantees in Chilean currency	-	-
Collaterals and Guarantees in foreign currency	42,252	239,800
Confirmed foreign letters of credit	36,641	19,604
Letters of credit	66,993	80,076
Performance bonds	534,148	674,263
Interbank letters of guarantee	-	-
Cleared lines of credit	675,023	1,031,903
Other credit commitments	436,529	350,418
Other contingent loans	-	-
THIRD PARTY OPERATIONS	666,300	660,249
Collections	26,815	27,016
Foreign Collections	17,096	18,770
Domestic Collections	9,719	8,246
Placement or sale of financial securities	-	-
Placement of public securities issues	-	-
Sale of bank transaction letters of credit	-	-
Other security sales	-	-
Transferred financial assets administered by the bank	56,720	41,373
Assets assigned to Insurance Companies	56,720	41,373
Securitized assets	-	-
Other assets assigned to third parties	-	-
Third party funds under management	582,765	591,860
Financial assets under management on behalf of third parties	582,765	591,860
Other assets under management on behalf of third parties	-	-
Financial assets acquired in own name	-	-
Other assets acquired in own name	-	-
SECURITIES CUSTODY	700,989	585,424
Securities in custody held by the bank	87,794	88,672
Securities in custody deposited in another entity	527,561	410,904
Bank-issued Securities	85,634	85,848
Term deposit notes	85,634	85,848
Saleable letters of credit	-	-
Other documents	-	-
COMMITMENTS	-	-
Underwriting transaction guarantees	-	-
Asset acquisition commitments	-	-

Total	3,158,875	3,641,737

The information above only includes the most significant balances.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

b) Pending litigation

As of December 31, 2012 and 2011, there were lawsuits pending against the Bank relating to loans and other matters. In the opinion of management and the Bank’s legal counsel there are no probable significant contingent losses to disclose or possible material contingent losses recorded or to be disclosed.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

c) Contingent loans

The following table details the Bank’s contractual obligations:

	As of December 31
	2011	2012
	MCh$	MCh$
Sureties and guarantees	42,252	239,800
Letters of credit	66,993	80,076
Confirmed foreign letters of credit	36,641	19,604
Performance bonds	534,148	674,263
Amounts available on lines of credit and credit cards	675,023	1,031,903
Appropriations for Higher Education Law No. 20,027	423,552	319,111
Other	12,977	31,307

Total	1,791,586	2,396,064

d) Assets held in custody

The Bank holds the following assets under management:

	As of December 31
	2011	2012
	MCh$	MCh$
Notes under collection	26,815	27,016
Financial assets transferred to and managed by the bank	56,720	41,373
Third party resources managed by the bank	582,765	591,860
Securities held in Custody	700,989	585,424

Total	1,367,289	1,245,673

e) Guarantees

e.1) Corpbanca

Assets given as collateral

	As of December 31
	2011	2012
	MCh$	MCh$
Securities	17,033	17,549
Deposits	52,467	-
Other	12,148	5,619

Total amount given as collateral	81,648	23,168

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

e.2) Corpbanca Corredores de Bolsa S.A. (CCB)

Direct commitments: At December 31, 2012 and 2011, CCB has no direct commitments.

Assets pledged as security in favor of third parties: As of December 31, 2011 and 2012, CCB has no assets pledged as security in favor of third parties.

Guarantees for transactions

2012

•

On September 29, 2012, the insurance policy for US$10,000,000 entered into with the general Insurance Company Chubb Chile Compania de Seguros Generales to cover officer impropriety which was expiring on September 29, 2012, was extended to September 29, 2013.

•

As of December 31, 2012, the Corpbanca Corredores de Bolsa S.A. keeps at the Stock Exchange of Santiago equity instruments (shares) amounting to MCh$17,646 (MCh$7,073 as of December 31, 2011) and fixed income securities for MCh$501 to secure simultaneous operations.

•

As of December 31, 2012, Corbpanca Corredores de Bolsa S.A. has given guarantees for US$130,137.62 (equivalent to MCh$66)(US$130,137.62 (MCh$66) as of December 31, 2011) to secure transactions with foreign brokers.

•

As of December 31, 2012, it also keeps at the Santiago Stock Exchange equity instruments (shares) for MCh$5,047 (MCh$3,436 as of December 31, 2011) to secure transactions carried out at the Camara de Compensacion y Liquidacion de Valores.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Other guarantees. As of December 31, 2011, CCB had given guarantees for MCh$52,467 to the Bank for a loan granted in 2011.

e.3) Corpbanca Agencia de Valores (CAV)

Direct commitments. At December 31, 2012 and 2011, the company has no direct commitments.

Assets pledged as security in favor of third party. As of December 31, 2012 and 2011, CAV has no assets pledged as security in favor of third parties.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

f) Other Liabilities

f.1) CorpBanca

•

CorpBanca is authorized by the National Customs Service to pass on to its customers any obligations related to deferred customs duties originating from imports of assets for leasing. As of December 31, 2012 and 2011, CorpBanca has not passed on any obligations related to deferred customs duties.

•	As of December 31, 2012 , leasing contracts signed, but for which assets have not yet been delivered, amounts to MCh$59,753 (MCh$60,959 in December 2011 ).

f.2) CorpBanca Corredores de Seguros S.A.

To comply with Article 58° letter d) of DFL 251 of 1930 which states that “Insurance brokers, in their business activities, must comply with the requirement to obtain insurance policies as determined by the SVS, to correctly respond and fully comply with the obligations of their business and especially for damages that could result for insured parties that obtain their policy through a broker”, the Company has obtained the following policies with Consorcio Nacional de Seguros S.A.:

2012

Effective on April 15, 2012 and to expire on April 14, 2013:

Policy	Insured item	Insured Amount (UF)
10022061	Civil Liability	60,000
10022060	Guarantee	500

2011

Effective on April 15, 2011 and to expire on April 14, 2012

Policy	Insured item	Insured Amount (UF)
10019727	Civil Liability	60,000
10019725	Guarantee	500

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

f.3) CorpBanca Administradora General de Fondos S.A.

2012

•

As of December 31, 2012 and 2011, there are no direct or indirect commitments or contingencies for lawsuits or other legal action. The Bank has neither investment management limits or restrictions nor financial convenants arising from contracts or agreements.

•

On October 9, 2012, the Bank entered into performance bonds with Banco Santander to ensure CORFO timely compliance of the obligations of the Portfolio Management Agreement and the payment of labor and social obligations to the workers of the contractor, at its due date of March 31, 2016. The amount of this performance bond is UF 15,000, equivalent in Chilean pesos corresponding to the total in UF, with no interest at the date of payment in favor of the Corporación de Fomento de la Producción, ID Tax 60.706.000-2.

•

On September 29, 2012, CorpBanca Administradora General de Fondos S.A renewed the insurance policy with Chubb de Chile Compañía de Seguros Generales S.A., in order to anticipate possible situations of officer infidelity, maturing on September 29, 2013. The insured amount of the policy is MUS$10,000.

•

On August 21, 2012, the Bank extended the maturity date of the insurance policy with Chubb de Chile Compañía de Seguros Generales S.A., to anticipate potential situations of officer infidelity. The new maturity date is on September 29, 2012.

•

On August 17, 2012, the Bank renewed performance bond with CorpBanca to guarantee the seriousness of the Tender Offer for Portfolio Management of the Corporación de Fomento de la Producción maturity date is November 16, 2012. The amount of this insurance policy is MCh$11.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

•

On June 18, 2012, the Bank renewed performance bond with CorpBanca to guarantee the seriousness of the Tender Offer for Portfolio Management of the Corporación de Fomento de la Producción maturity is August 16, 2012. The amount of this insurance policy is MCh$11.

2011

•

At December 31, 2011 and 2010, there are no direct or indirect commitments or contingencies for lawsuits or other legal action. The Company has no restrictions or limits management of financial indicators arising from contracts or agreements signed.

•

On July 30, 2011, Corpbanca Administradora General de Fondos S.A renew the insurance policy with Chubb Insurance of Chile General Insurance Company SA, which was extended until July 30, 2011, for an amount of US$ 10 million.

•	On July 29, 2011, Corpbanca Administradora General de Fondos S.A extended the maturity of the policy with Chubb Insurance of Chile General Insurance Company SA mentioned above to August 29, 2012.

•

As of August 20, 2011, Corpbanca Administradora General de Fondos S.A. has renewed the Guarantee Assurance Policy for the “Administradoras Generales de Fondos” in order to assure the faithful accomplishment of the “Administradora” obligations, by the third parties mutual fund administration and the indemnity of the damage that arisesfrom any nonobservance under the Article 226 from the Law N°18.045. The expiration date of the obligation is January 10, 2012.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

g) Others

CorpBanca Corredores de Bolsa S.A.

During the period between January 1 and December 31, 2012 and 2011, the Company or its Chief Executive Officer received the following sanctions:

a)

Sanction applied by the SVS to the Company and the Chief Executive Officer, through Exempt Resolution No. 352 dated September 10, 2012, for violating the General Rule No. 12, the Circular No. 1819 paragraph 2 second subparagraphthe Rights and Obligations Manual for Brokers of the Santiago Stock Exchange (Manual de Derechos y Obligaciones de Corredores de la Bolsa de Comercio de Santiago), the Circular No. 1920 of 2009 and the Internal Communication No. 10,659 of the Santiago Stock Exchange. The violations noted were for not keeping updated information for certain customers,, for not keeping copies of identity cards of certain customers, for having incomplete certain contracts, and other matters. Corpbanca Corredoras de Bolsa S.A. did not present any legal or administrative action against this sanction.

b)

Sanction applied by the SVS to the Company, through Exempt Resolution No. 461, dated December 14, 2012, for violation of the requirements in the first paragraph of Article 33 of the Corporations Law, in relation to Article 188 of the Santiago Stock Exchange regulation. Such violation relates to canceling a purchase transaction of shares for MCh$4 at the Stock Exchange without having the consent of the customer. Corpbanca Corredores de Bolsa S.A. did not present any legal or administrative action against this sanction.

c)

The Company was reprimanded by the Best Practices Committee of the Santiago Stock Exchange by resolution dated December 17, 2012 due to the delay of two days in restoring balance of MCh$1 to a client. Corpbanca Corredores de Bolsa S.A. did not present any legal or administrative action against this sanction.

During the same period, its Board of Directors members have not been sanctioned by entities external reviewers.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 22 -     SHAREHOLDERS’ EQUITY

a) Movement in Shareholders’ equity accounts (attributable to equity holders of the Bank)

As of December 31, 2012, the Bank’s issued shares are represented by the following detail, ordinary shares authorized, subscribed and paid, with no par value, detailed below:

	Ordinary	Ordinary
	Shares	Shares
	2011	2012
	(number of shares)	(number of shares)
Issued as of January 1	226,909,290,577	250,358,194,234
Issuance of paid shares	23,448,903,657	43,000,000,000
Issuance of outstanding shares	-	-
Repurchase of Bank´s issued shares (treasury shares)	-	-
Sale of bank own issued shares	-	-

Total	250,358,194,234	293,358,194,234

Purchase and sale of shares (treasury shares)

2011- 2012

During the years presented there were no transactions related to the purchase and sale of treasury shares.

Authorized, subscribed and paid shares

2012

Authorized, subscribed and issued shares

•

The Extraordinary General Meeting of Shareholders (“EGA”) held on April 10, 2012, approved: a) Cancellation of the un-subscribed shares that were authorized pursuant to the terms agreed at the EGA held on January 27, 2011, reducing the Bank’s capital to 250,358,194,234 ordinary shares; and b) to increase the Bank’s capital through the issuance of 48,000,000,000 new common shares without par value.

•

In the Extraordinary Board of Directors Meeting held on May 10, 2012, it was agreed to exercise the powers delegated to them by the EGA (April 10, 2012), and set the price of 43,000,000,000 common shares at the amount of $6.25 per share. The preemptive rights offering period began on May 11, 2012.

•

On May 11, 2012, the Santo Domingo Group exercised all of the subscription rights it received from CorpGroup at an aggregate price of US$100 million. As of June 9, 2012, which is the date the referred preemptive rights offering period ended, CorpBanca exercised its preemptive rights in the amount of US $$100 million, satisfying the SBIF’s requirement to raise at least US $200.0 million of capital prior to consummating the Banco Santander Colombia Acquisition.

•

At the CorpBanca Special Shareholders´meeting on November 6, 2012, it was agreed to: 1) cancel the unplaced capital increase and 2) ratify the final capital increase of Ch$638,234,417,559, divided into 293,358,194,234 common shares fully subscribed and paid through the issuance of 47,000,000,000 common shares of no par value payment.

•	As of December 31, 2012, 43,000,000,000 shares of the 48,000,000,000 shares subscribed to on April 10, 2012, were paid in.

2011

At the Corpbanca’s Special Shareholders meeting held on January 27, 2011, it was agreed to increase the Bank’s issued capital through capitalization of retained earnings for 2009 and issuance of 40,042,815,984 ordinary, paid and no par value shares (representing 15% of new issued capital). At the Corpbanca’s Special Board of Directors meeting held on May 25, 2011, and in relation to the shareholders’ meeting mentioned above the following was agreed upon:

•	The shareholders will have a preferential right to purchase 25,500,000,000 ordinary, paid, no par value shares.

•

The preferential offer periods (all of them during the year 2011) will be as follows: (i) first period—from June 3rd to July 2nd; (ii) second period—from July 3rd to August 1 SI; and (iii) third period - from August 2nd to August 31 SI.

•

The issuance of share will be offer on a preferential basis to the shareholders of the Bank who will have the right to subscribe 0.1123797088 new shares per each share registered with the Shareholders Register as of May 28, 2010.

At the Corpbanca’s Special Board of Directors meeting held on June 2, 2011, the following was agreed upon:

•	To set the share price at Ch$7.35 for each one of the 25,500,000,000 shares previously mentioned.

•	To confirm the periods to offer the preferred shares that were agreed to on May 25, 2011.

•

The issued capital as of June 30, 2010 is represented by 228,306,683,253 shares which consist of 226,909,290,577 ordinary, authorized, subscribed, paid in and no par value shares (figures at December 31, 2010) and 1,397,392,676 shares issued in 2011 as a result of the transaction described previously.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

•	During the period from June to August 2011, a total of 23,448,903,657 subscribed and paid shares were issued for a total ofMCh$172,594.

2010

As of December 31, 2010, the Bank’s issued capital consisted of 226,909,290,577 ordinary shares authorized, subscribed and paid in, with no par value (same situation as of December 31, 2009).

Capitalization of earnings

2011

At the Special Shareholder´s meeting held on January 27, 2011 it was agreed to capitalize retained earnings at December 31, 2009 in the amount of MCh$106,869.

2012

There was no capitalization of earnings in that year.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Distribution of dividends

2011

At the Bank’s Ordinary General Shareholder’s meeting held on February 28, 2012 it was agreed to a dividend distribution of MCh$122,849 equivalent to 100% of the net income for the year 2011.

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

b)	List of major shareholders

As of December 31, 2011 the shareholder composition is as follows:

	Common Stock
	2011
	N° of Shares	Share %
Corp Group Banking S.A.	128,253,046,085	51.22782%	(*)
Compañía Inmobiliaria y de Inversiones SAGA Limitada	23,084,435,510	9.22056%	(*)
Moneda S.A. AFI para Pionero Fondo de Inversión	7,547,376,000	3.01463%
Banco de Chile por cuenta de Terceros no Residentes	5,907,402,949	2.35958%
SN Holding S.A.	5,413,342,266	2.16224%
Cía. de Seguros Corpvida S.A.	5,247,617,878	2.09604%	(*)
Banco Itaú por cuenta de Inversionistas	4,717,743,703	1.88440%
Inv. Las Nieves S.A.	3,790,725,224	1.51412%
CRN Inmobiliaria Limitada	3,494,174,016	1.39567%
Corpbanca Corredores de Bolsa S.A.	3,414,088,765	1.36368%
AFP Provida S.A. para Fdo. Pensión C	3,287,837,485	1.31325%
Banco Santander por cuenta de Inv. Extranjeros	3,139,064,347	1.25383%
The Bank of New York según Circular N° 1375 de la SVS	2,869,580,000	1.14619%
Banchile C de B S.A.	2,717,839,791	1.08558%
Inversiones y Valores Limitada	2,528,466,986	1.00994%
AFP Habitat S.A. para Fdo. Pensión C	2,502,376,082	0.99952%
AFP Capital S.A. Fondo de Pensión Tipo C	2,463,218,506	0.98388%
Inmob. e Inversiones Boquiñeni Ltda.	2,353,758,526	0.94016%
Celfin Capital S.A. C de B	2,255,046,125	0.90073%
Omega Fondo de Inversión Privado	2,216,950,089	0.88551%
Other Shareholders	33,154,103,901	13.24267%	(1) (*)

Total	250,358,194,234	100.00000%

(1)	This includes other companies related to Grupo Saieh, with a share of 1.12612%
(*)	In summary and according to the above, the Group’s share Saieh in CorpBanca and subsidiaries amounts to 63.67054%.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

As of December 31, 2012 the list of major shareholders as follows:

	Common Stock
	Año 2012
	N° Acciones	% participación
Corp Group Banking S.A.	134,057,111,401	45.69741%	(3)	(*)
Compañía Inmobiliaria y de Inversiones SAGA Limitada	22,132,275,510	7.54445%	(3)	(*)
Corp Group Inversiones Bancarias Limitada	11,923,200,000	4.06438%		(*)
Moneda S.A. AFI para Pionero Fondo de Inversión	8,819,044,000	3.00624%
Banco de Chile por cuenta de Terceros no Residentes	8,103,259,765	2.76224%
Sierra Nevada Investments Chile Dos Ltda.	7,806,400,000	2.66105%
Banco Itaú por cuenta de Inversionistas	6,731,191,399	2.29453%
Cía. de Seguros Corpvida S.A.	6,148,916,714	2.09604%		(*)
SN Holding S.A.	5,413,342,266	1.84530%
Deutsche Bank Trust Company Americas (ADRS)	4,800,378,500	1.63635%
Banco Santander por cuenta de Inv. Extranjeros	4,569,792,478	1.55775%
CRN Inmobiliaria Limitada	4,094,312,030	1.39567%
AFP Provida S.A. para Fdo. Pensión C	4,008,710,262	1.36649%
Inv. Las Nieves S.A.	3,790,725,224	1.29218%
CorpBanca Corredores de Bolsa S.A.	3,619,576,194	1.23384%
AFP Habitat S.A. para Fdo. Pensión C	3,502,047,948	1.19378%
BCI C de B S.A.	2,671,307,937	0.91060%	(1)	(*)
Celfin Capital S.A. C de B	2,655,065,985	0.90506%
AFP Capital S.A. Fondo de Pensión Tipo C	2,388,331,813	0.81414%
Compañía de Seguros Corpseguros S.A.	2,386,454,421	0.81350%		(*)
Other Shareholders	43,736,750,387	14.90899%	(2) (4)	(*)

Total	293,358,194,234	100.00000%

(2)	Includes 500,000,000 shares in custody, owned by Corp Group Banking SA
(3)	This group includes Deutsche Securities Corredores de Bolsa Ltda. which includes 730,400,000 shares in custody, owned Compañía Inmobiliaria y de Inversiones SAGA Limitada
(4)	With custody actions described in (1) and (2) above, Corp Group Banking SA reaches a 45.86786% participation and Compañía Inmobiliaria y de Inversiones SAGA Limitada 7.79343%.
(5)	This includes other companies related to Grupo Saieh, with a share of 0.27044%
(*)	In summary and according to the above, the Group’s share Saieh in CorpBanca and subsidiaries amounts to 60.90565%.

c)	Dividends

The distribution of dividends of the Bank is as follows:

Year	Income attributable to equity holders	To reserves or retaines earnings	Intended Dividens	Percentage Distributed	N° of Shares	Dividend per share (in MC$)

	MCh$	MCh$	MCh$	%

2011 (Shareholders Meeting, February 2012)	122,849	-	122,849	100%	250,358,194,234	0.491

2010 (Shareholders Meeting, February 2011)	119,043	-	119,043	100%	226,909,290,577	0.525

2009 (Shareholders Meeting, February 2010)	85,109	-	85,109	100%	226,909,290,577	0.375

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

d)	As of December 31, the Basic and diluted earnings per share are the following:

	2011		2012
	N° Shares	Total	N° Shares	Total
	Millions	MCh$	Millions	MCh$

Basic and diluted earnings per share
Basic earnings per share
Net income for the year	-	119,142	-	119,102
Weighted average number of shares outstanding	238,829	-	277,831	-
Adjusted number of shares	238,829	-	277,831	-
Basic earnings per share (Chilean pesos)	-	0.500	-	0.429

Diluted earnings per share
Net income for the year	-	119,142	-	119,102
Weighted average number of shares outstanding	238,829	-	277,831	-
Diluted effects	-	-	-	-
Adjusted number of shares	238,829		277,831
Diluted earnings per share (Chilean pesos)		0.500		0.429

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

e)	Other Comprehensive Income

Other Comprensive Income	2010	2011	2012
	MCh$	MCh$	MCh$
Exchange differences on translation—New York Branch—Colombia
Gains (losses) on exchange differences on translation, before tax	(1,014)	1,238	(25,157)

Other comprehensive income, before tax, exchange differences on translation	(1,014)	1,238	(25,157)

Financial instruments available—for—sale
Gains (losses) on remeasuring financial instruments available—for—sale, before tax	4,836	(1,258)	(5,368)

Other comprehensive income, before tax, financial instruments available	4,836	(1,258)	(5,368)

Cash flow hedges
Gains (losses) on cash flow hedges, before tax	-	(2,576)	3,146

Other comprehensive income, before tax, cash flow hedges	-	(2,576)	3,146

Hedges of net investment in foreign operations
Gains (losses) on hedges of net investment in foreign operations, before tax	963	(1,264)	757

Other comprehensive income, before tax, Hedges of net investment in foreign operations	963	(1,264)	757

Other comprehensive income, before tax	4,785	(3,860)	(26,622)

Income tax relating to components of other comprehensive income
Income tax relating to instruments available—for—sale	(822)	461	888
Income tax relating to hedges of net investment in foreign operations	(164)	220	(147)
Income tax relating to cash flow hedge	-	298	(361)

Aggregated income tax relating to components of other comprehensive income	(986)	979	380

Other comprehensive income, after tax	3,799	(2,881)	(26,242)

f)	Non - Controlling interest:

This item reflects the net amount of the subsidiaries’ net equity attributable to equity instruments which do not belong to the Bank either directly or indirectly, including the part that has been attributed to income for the period.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

The non controlling interest in the subsidiaries’ equity is summarized as follows:

2010
Subsidiaries	Non-controlling	Equity	Net Income (1)	Other Comprehensive Income	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$

SMU CORP S.A.	49.00%	2,943	(977)	-	(977)

2011
	Non-controlling	Equity	Net Income (1)	Other Comprehensive Income	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$
SMU CORP S.A.	49.00%	2,609	(1,824)	-	(1,824)

2012
Subsidiaries	Non-controlling	Equity	Net Income (1)	Other Comprehensive Income	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$

SMU CORP S.A.	49.00%	3,074	(1,965)	-	(1,965)
CorpBanca Colombia and subsidiaries	8.07%	51,296	2,016	-	2,016

		54,370	51	-	51

As for the movement of non-controlling interest, we have the following:

	As of December 31
	2010	2011	2012
	MCh$	MCh$	MCh$

Balance at January 1	3,920	2,943	2,609
Net income for the year (1)	(977)	(1,824)	51
Change in non-controlling interest	-	1,490	2,430
Non-controlling interest arising on the acquisition of CorpBanca Colombia	-	-	49,280

Total	2,943	2,609	54,370

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 23 -     INTEREST INCOME AND EXPENSE

a)	The composition of interest income and inflation-indexing for the years ended December 31, 2010, 2011 and 2012 is as follows:

	As of December 31,
	2010			2011			2012
	Interest	Inflation (1)	Total	Interest	Inflation (1)	Total	Interest	Inflation (1)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Normal Portfolio
Investments under agreements to resell	2,876	746	3,622	3,016	18	3,034	1,604	71	1,675
Loans and receivables to banks	729	-	729	2,983	-	2,983	11,524	-	11,524
Commercial loans	158,281	21,177	179,458	238,510	50,507	289,017	407,363	47,354	454,717
Mortgage Loans	44,677	22,512	67,189	48,043	39,930	87,973	65,705	26,964	92,669
Consumer Loans	73,937	275	74,212	67,839	1,702	69,541	115,172	1,088	116,260
Financial investments	24,425	11,931	36,356	24,347	20,750	45,097	41,775	10,889	52,664
Other interest income	1	2,382	2,383	5,747	904	6,651	3,171	702	3,873

Subtotals	304,926	59,023	363,949	390,485	113,811	504,296	646,314	87,068	733,382

Impaired loan portfolio
Interest Recovery
Commercial loans	15,406	2,152	17,558	14,276	3,351	17,627	9,696	1,365	11,061
Mortgage Loans	1,679	626	2,305	1,326	842	2,168	723	311	1,034
Consumer Loans	2,634	1,193	3,827	4,510	21	4,531	17,507	8	17,515
Financial investments	-	-	-	-	-	-	-	-	-
Other Income on interest	-	-	-	-	-	-	-	-	-

Subtotals	19,719	3,971	23,690	20,112	4,214	24,326	27,926	1,684	29,610

Total interest income	324,645	62,994	387,639	410,597	118,025	528,622	674,240	88,752	762,992

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

b)

The detail of interest expenses for the years ended December 31, 2010, 2011 and 2012 is the following:

	As of December 31,
	2010			2011			2012
	Interest	Inflation (1)	Total	Interest	Inflation (1)	Total	Interest	Inflation (1)	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand Deposits	(19)	(40)	(59)	(15)	(82)	(97)	(1,935)	(94)	(2,029)
Investments under agreements to repurchase	(4,959)	(54)	(5,013)	(8,148)	(315)	(8,463)	(15,697)	(54)	(15,751)
Deposits and Time Deposits	(77,103)	(8,873)	(85,976)	(193,555)	(11,062)	(204,617)	(346,776)	(12,865)	(359,641)
Borrowings from financial institutions	(7,324)	-	(7,324)	(8,466)	-	(8,466)	(14,771)	-	(14,771)
Debt issued	(39,861)	(22,901)	(62,762)	(56,435)	(52,147)	(108,582)	(70,095)	(38,460)	(108,555)
Other financial obligations	(795)	(413)	(1,208)	(604)	(525)	(1,129)	(1,073)	(264)	(1,337)
Other interest expenses	-	(892)	(892)	-	(1,404)	(1,404)	(24)	(1,504)	(1,528)
Hedge accounting gains(losses)	48	(43)	5	(2,864)	-	(2,864)	(2,504)	-	(2,504)

Total Interest Expenses	(130,013)	(33,216)	(163,229)	(270,087)	(65,535)	(335,622)	(452,875)	(53,241)	(506,116)

(1)

The inflation indexing is the result of changes in the Unidades de Fomento (“UF”). The UF is an inflation-index Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 24 -    FEES AND INCOME FROM SERVICES

Fees and income from services and the related expenses for the years ended December 31, 2010, 2011 and 2012 are summarized as follows:

	As of December 31,
	2010	2011	2012

	MCh$	MCh$	MCh$
a) Income from fees and services
Lines of credit and overdrafts	9,098	7,740	12,384
Letters of credit and guarantees	4,789	4,460	7,915
Card services	9,068	10,602	16,479
Account administration	6,698	6,353	7,116
Collections, billings and payments	8,587	9,586	20,591
Management and brokerage commissions for securities	3,931	4,321	4,083
Investments in mutual funds and others	8,188	6,406	9,220
Insurance brokerage	7,930	8,161	9,024
Financial advisors	5,690	10,756	11,245
Other fees earned	3,780	3,334	6,153
Other payments for services rendered	694	685	968

Total Income from fees and services	68,453	72,404	105,178

	As of December 31,
	2010	2011	2012

	MCh$	MCh$	MCh$
b) Expenses from services
Credit card transactions	(6,557)	(6,963)	(9,089)
Brokerage	(467)	(259)	(2,480)
Commissions on interbank transactions	(571)	(702)	(961)
Other paid commissions	(1,495)	(2,184)	(2,914)
Transaction processing	(68)	(129)	(377)
Contract Services for customer benefits	(131)	(237)	(20)
Foreign trade	(267)	(916)	(1,133)
Expenses on return commissions	(676)	(652)	(1,195)
Commissions spent by loans and services to customers	-	-	(1,365)

Total expenses from services	(10,232)	(12,042)	(19,534)

The fees earned through transactions with letters of credit are recorded under “Interest income” within the consolidated statements of income.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 25 -    NET TRADING AND INVESTMENT INCOME

Trading and investment income recognized on the consolidated statements of income for the years ended December 31, 2010, 2011 and 2012 is as follows:

	As of December 31,
	2010	2011	2012
	MCh$	MCh$	MCh$

Trading instruments	6,856	13,109	19,922
Derivative financial instruments (see note 7)	(14,327)	79,994	23,677
Other financial investments at fair value with effect on gain (losses)	942	(1,364)	5,764
Financial investments available-for-sale	(3,288)	6,403	5,526
Profit on bank-issued time deposit repurchase	450	82	74
Loss on bank-issued time deposit repurchase	(44)	(7)	(158)
Other	1	(472)	189

Total trading and investement income, net	(9,410)	97,745	54,994

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 26 -     NET FOREIGN EXCHANGE INCOME (LOSSES)

This item includes the income earned from foreign currency trading, the differences arise from converting monetary items in a foreign currency to the functional currency and those generated by non-monetary assets in a foreign currency at the time of their disposal.

The detail of net foreign exchange gains (losses) for the years ended December 31, 2010, 2011 and 2012 is as follows:

	As of December 31,
	2010	2011	2012

	MCh$	MCh$	MCh$
Gains (losses) of foreign currency exchange differences
Net gains (losses) of foreign currency exchange positions	45,700	(7,219)	26,108
Other foreign currency exchange gains(losses)	(26)	3,257	3,524

Subtotals	45,674	(3,962)	29,632

Net earnings on exchange rate adjustments
Adjustments to loan to customers	(775)	835	(557)
Adjustments to investment instruments	-	3,048	(3,226)
Adjustments to other liabilities	318	(331)	220
Fair value gains (losses) on hedging derivatives (*)	(606)	(26,373)	4,627

Subtotales	(1,063)	(22,821)	1,064

Total	44,611	(26,783)	30,696

(*)	The Fair value gains (losses) on hedging derivatives for the December 31, 2010, 2011 and 2012 is a follows:

	Cash Flows (CF) or	Fair Value		Gain/(loss)
	Fair Value	Assets	Liabilities	See Note 7
As of December 31, 2010	(FV) Hedge	MCh$	MCh$
Derivatives held-for-hedging
Foreign currency Forwards	FV	241	-	(24)
Interest rate swaps	FV	196	697	(582)

Subtotal		437	697	(606)

				Reclassified from OCI
Foreign currency swaps	CF	-	-	-
Interest rate swaps	CF	-	-	-

Subtotal		-	-	-
Total derivatives held-for-hedging		437	697	(606)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

	Cash Flows (CF) or	Fair Value		Gain/(loss)
	Fair Value	Assets	Liabilities	See Note 7
As of December 31, 2011	(FV) Hedge	MCh$	MCh$
Derivatives held-for-hedging
Foreign currency swap	FV	-	2,936	(2,360)
Foreign currency swaps	FV	2,877	374	(7,141)

Subtotal		2,877	3,310	(9,501)

				Reclassified from OCI
Foreign currency swaps	CF	-	409	(892)
Interest rate swaps	CF	2,085	1,870	(15,980)

Subtotal		2,085	2,279	(16,872)
Total derivatives held-for-hedging
Total derivatives held-for-hedging		4,962	5,589	(26,373)

	Cash Flows (CF) or	Fair Value		Gain/(loss)
	Fair Value	Assets	Liabilities	See Note 7
As of December 31, 2012	(FV) Hedge	MCh$	MCh$
Derivatives held-for-hedging
Foreign currency swap	FV	82	284	5,365
Foreign currency swaps	FV	2,978	24	838

Subtotal		3,060	308	6,203

				Reclassified from OCI
Foreign currency swaps	CF	-	1,379	172
Interest rate swaps	CF	2,140	1,973	(1,748)

Subtotal		2,140	3,352	(1,576)
Total derivatives held-for-hedging
Total derivatives held-for-hedging		5,200	3,660	4,627

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 27-     PROVISION FOR LOAN LOSSES

The changes in provision for loan losses recorded on the income statement for the years ended December 31, 2010, 2011 and 2012 is as follows:

		For the year ended December 31, 2010 Loans and receivables from customers
	Loans and receivables from banks	Commercial loans	Mortgage Loans	Consumer Loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Recognized provision:
Individual Analysis	(196)	(31,414)	-	(2)	(31,612)
Group Analysis	-	(10,883)	(3,341)	(47,505)	(61,729)

Charge to income for provisions recognized	(196)	(42,297)	(3,341)	(47,507)	(93,341	)(*)

Used provisions:
Individual Analysis	13	12,349	-	1	12,363
Group Analysis		5,825	119	7,974	13,918

Credit to income for provisions used	13	18,174	119	7,975	26,281	(*)

Recovery of assets previously written-off	-	2,726	90	11,893	14,709

Net charge to income	(183)	(21,397)	(3,132)	(27,639)	(52,351)

		For the year ended December 31, 2011 Loans and receivables from customers
	Loans and receivables from banks	Commercial loans	Mortgage Loans	Consumer Loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Recognized provision:
Individual Analysis	(141)	(52,997)	-	(1)	(53,139)
Group Analysis	-	(17,037)	(3,669)	(35,021)	(55,727)

Charge to income for provisions recognized	(141)	(70,034)	(3,669)	(35,022)	(108,866	)(*)

Used provisions:
Individual Analysis	150	39,063	-	1	39,214
Group Analysis	-	8,072	441	8,407	16,920

Credit to income for provisions used	150	47,135	441	8,408	56,134	(*)

Recovery of assets previously written-off	19	1,787	574	9,598	11,978

Net charge to income	28	(21,112)	(2,654)	(17,016)	(40,754)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

		For the year ended December 31, 2012 Loans and receivables from customers
	Loans and receivables from banks	Commercial loans	Mortgage Loans	Consumer Loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Recognized provision:
Individual Analysis	(83)	(47,405)	-	(2)	(47,490)
Group Analysis	-	(15,861)	(6,480)	(49,719)	(72,060)

Charge to income for provisions recognized	(83)	(63,266)	(6,480)	(49,721)	(119,550	)(*)

Used provisions:
Individual Analysis	416	31,930	-	2	32,348
Group Analysis	-	4,687	5,995	10,068	20,750

Credit to income for provisions used	416	36,617	5,995	10,070	53,098	(*)

Recovery of assets previously written-off	-	3,824	1,039	10,014	14,877

Net charge to income	333	(22,825)	554	(29,637)	(51,575)

(*)	Consolidated Statements of Cash Flows, in the amounts respectively of 2010 MCh $67,060; 2011 MCh$ 52,732; and 2012 MCh$ 66,452.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 28-    PERSONNEL SALARIES EXPENSES

Personnel salaries expenses for the years ended December 31, 2010, 2011 and 2012 are as follows:

	As of December 31,
	2010	2011	2012
	MCh$	MCh$	MCh$

Personnel remunerations	(40,462)	(46,382)	(72,430)
Bonuses and gratifications/awards	(21,132)	(19,508)	(37,566)
Severance indemnities	(5,215)	(3,600)	(4,429)
Training Expenses	(718)	(832)	(753)
Other personnel expenses	(3,507)	(6,139)	(5,536)

Total	(71,034)	(76,461)	(120,714)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 29-     ADMINISTRATION EXPENSES

Administration expenses for the years ended December 31, 2010, 2011 and 2012 are as follows:

	As of December 31,
	2010	2011	2012
	MCh$	MCh$	MCh$

Maintenance and repair of fixed assets	(1,693)	(2,095)	(5,372)
Office rentals	(5,853)	(6,831)	(9,853)
Equipment rentals	(2,216)	(2,279)	(2,925)
Insurance premiums	(256)	(988)	(4,470)
Office supplies	(906)	(879)	(1,019)
IT and communications expense	(3,067)	(3,867)	(5,252)
Lighting, heating and other services	(2,565)	(2,628)	(3,657)
Security Service and transportation of securities	(1,433)	(1,379)	(1,453)
Public relations expense and staff travel expenses	(977)	(1,672)	(1,979)
Legal and Notary Costs	(161)	(169)	(475)
Technical report fees	(7,279)	(7,956)	(10,099)
Professional services fees	(643)	(592)	(599)
Securities classification fees	(96)	(181)	(66)
Penalties	(17)	(16)	(487)
Comprehensive management ATMs	-	(1,822)	(2,634)
Other administration expenses	(7,915)	(9,043)	(8,829)

Subtotal	(35,077)	(42,397)	(59,169)

Subcontracted services	(3,288)	(4,399)	(11,871)
Data processing	(2,534)	(3,212)	(6,580)
Sales	(56)	(66)	(168)
Loan valuation	(104)	(274)	(62)
Others	(594)	(847)	(5,061)
			-

Board of Directors Expenses	(564)	(784)	(1,029)
Remunerations	(564)	(784)	(991)
Other Board of Directors expenses	-	-	(38)

Marketing and advertising	(5,021)	(4,411)	(7,494)

Real estate taxes, contributions and levies	(2,843)	(3,150)	(9,220)
Real estate taxes	(293)	(282)	(356)
Patents	(549)	(686)	(822)
Other taxes	(53)	(25)	(5,266)
Contributions to SBIF	(1,948)	(2,157)	(2,776)

Total	(46,793)	(55,141)	(88,783)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 30 -    DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a) Depreciation and amortization expenses for the years ended December 31, 2010, 2011 and 2012 are as follows:

	For the years ended December 31,
	2010	2011	2012
	MCh$	MCh$	MCh$
Depreciation and amortization
Depreciation of property, plant and equipment (Note 13)	(4,805)	(4,806)	(7,192)
Amortization of intangibles assets (Note 12)	(2,312)	(2,655)	(10,900)

Balances as of December 31,	(7,117)	(7,461)	(18,092)

b) Impairment losses for the years ended December 31, 2010, 2011 and 2012 are detailed below:

	For the years ended December 31,
	2010	2011	2012
	MCh$	MCh$	MCh$
Impairment of financial investments available-for-sale	-	-	-
Impairment of financial investments held-to-maturity	-	-	-
Impairment of property, plant and equipment	(427)	-	-
Impairment of Goodwill and Intangibles	-	-	-

Total	(427)	-	-

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 31-    OTHER OPERATING INCOME AND EXPENSES

a) Other operating income

The detail of other operating income is as follows:

	As of December 31,
	2010	2011	2012
	MCh$	MCh$	MCh$
Revenues for assets received in lieu of payment
Assets received in lieu of payment provision released	-	-	213
Gain on sales of assets received in lieu of payment	859	872	2,686
Others	-	416	36

Subtotal	859	1,288	2,935

Contingency provisions used
Other contingency provisions	77	156	6,606

Subtotal	77	156	6,606

Other Revenues
Gain on sales of property, plant and equipment	557	17	1,335
Gain on sale of investment in other companies	-	3,192	-
Compensation insurance companies	-	-	32

Subtotal	557	3,209	1,367

Other income	558	952	960
Leasing contributions revenue	1,594	1,016	1,473
Other operating income -Subsidiaries	3,123	854	1,271
Gain on sales of leased assets	645	1,048	444
Other operating income -Leasing	754	820	224
Incentives for card use international brands	-	-	726
Returning insurance administration	-	-	2,044
Revenues from leasing loans expenses recovered	665	164	658

Subtotal	7,339	4,854	7,800

Total	8,832	9,507	18,708

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

b) Other operating expenses

Other operating expenses for the years ended December 31, 2010, 2011 and 2012 are the following:

	As of December 31,
	2010	2011	2012
	MCh$	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
- Provisions for assets received in lieu of payment	(27)	(229)	-
- Maintenance expenses of assets received in lieu of payment	(357)	(115)	(208)

Subtotal	(384)	(344)	(208)

Contingency provisions
- Other contingency provisions	(1,360)	(1,657)	(4,902)

Subtotal	(1,360)	(1,657)	(4,902)

Other expenses
- Other expenses	(5,568)	(11,642)	(20,945)

Subtotal	(5,568)	(11,642)	(20,945)

Total	(7,312)	(13,643)	(26,055)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 32 -    RELATED PARTY TRANSACTIONS

As defined in IAS 24, a related party is: (a) a person or a close member of that person´s family relatd to a reporting entity if that person (i) has control or joint control of the reporting entity; (ii) has significant influence over the reporting entity; or (iii) is a memberof the key management personnel of the reporting entity or of a parent of the reporting entity. (b) an entity is related to a reporting entity if (i) the entity and the reporting entity are members of the same group; (ii) one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which theother entity is a member); (iii) both entities are joint ventures of the same third party; (iv) one entity is a joint venture of a third entity and the other entity is an associate of the third entity; (v) the entity is a post-employment benefit plan for the benefit of employees of either the reporting entity or an entity related to the reporting entity; (vi) the entity is controlled or jointly controlled by a person identified in (a) or ; (vii) a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the enity (or of a parent of the entity).:

Transactions that the Bank entered into with related parties as of December 31, 2011 and 2012 are specified below:

a) Loans granted to related parties

Loan granted to related parties as of December 31, 2011 and 2012 are as fol1ows:

2011	Operating Companies	Investment Companies	Individuals(1)
	MCh$	MCh$	MCh$
Loans and receivables to customers:
Commercial loans	83,374	2,509	1,012
Mortgage Loans	-	-	6,105
Consumer Loans	4	-	819

Loans and receivables to customers—gross	83,378	2,509	7,936
Provision for loan losses	(5,866)	-	(7)

Loans and receivables to customers, net	77,512	2,509	7,929

Other	8,930	-	-

2012	Operating Companies	Investment Companies	Individuals(1)
	MCh$	MCh$	MCh$
Loans and receivables to customers:
Commercial loans	138,675	13,682	791
Mortgage Loans	-	-	16,231
Consumer Loans	817	-	6,337

Loans and receivables to customers—gross	139,492	13,682	23,359
Provision for loan losses	(5,023)	(201)	(352)

Loans and receivables to customers, net	134,469	13,481	23,007

Other	9,627	-	2,468

(1)	Includes loans that are equal to or greater than U.F. 3,000 (equivalent to MCh$68.6 in 2012 and MCh$69.9 in 2011).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

b) Other transactions with related parties

During the years ended December 31, 2011 and 2012, the Bank entered into the fol1owing transactions with related parties for amounts exceeding UF1,000.

As of December 31, 2011:
Company	Description	Notes	Asset (Liability)	Effect on Statement of Income
				Income	(expense)

			MCh$	MCh$	MCh$
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs		-	-	2,357
Transbank S.A.	Credit Card processing		-	-	2,367
Corp Group Interhold S.A.	Management advisory services		-	-	1,993
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing		-	-	900
Redbanc S.A.	Automatic teller machine administration		-	-	1,442
Recaudaciones y Cobranzas S.A.	Office rent and credit collection		-	-	985
Proservicen S.A.	Advertising services		-	-	1,032
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office rent		-	-	281
Inmobiliaria e Inversiones San Francisco Ltda.	Financial advisory services		-	-	177
Asesorías Santa Josefina Ltda.	Financial advisory and management services		-	-	151
Fundación Corpgroup Centro Cultural	Donations		-	-	2,203
Inmobiliaria e Inversiones Boquiñeni Ltda.	Financial advisory services		-	-	58
Empresa Periodística La Tercera S.A.	Advertising services		-	-	244
Inmobiliaria e Inversiones B y F Limitada	Financial advisory services		-	-	1,441
SMU S.A., Rendic Hnos S.A.	Prepaid rent for space for ATMs	15	22,022	-	1,447

As of December 31, 2012:
Company	Description	Notes	Asset (Liability)	Effect on Statement of Income
				Income	(expense)

			MM$	MM$	MM$
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs		-	-	2,552
Transbank S.A.	Credit Card processing		-	-	2,492
Corp Group Interhold S.A.	Management advisory services		-	-	2,059
Redbanc S.A.	Automatic teller machine administration		-	-	1,539
Proservicen S.A.	Advertising services		-	-	1,438
Recaudaciones y Cobranzas S.A.	Office rent and credit collection		-	-	1,217
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing		-	-	916
Fundación Corpgroup Centro Cultural	Donations		-	-	624
Fundación Descúbreme	Donations		-	-	66
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office rent		-	-	362
Inmobiliaria e Inversiones San Francisco Ltda.	Financial advisory services		-	-	264
Empresa Periodística La Tercera S.A.	Advertising services		-	-	183
Asesorías Santa Josefina Ltda.	Financial advisory and management services		-	-	147
SMU S.A., Rendic Hnos S.A.	Prepaid rent for space for ATMs	15	20,715	-	36
Corpbanca Investment Valores S.A. Comisionista de Bolsa	Corporate office rent and building costs		11,024	845	80
Corpbanca Investment Trust S.A. Sociedad Fiduciaria	Corporate office rent and building costs		15,512	1,151	167

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

These transactions were carried out at arm’s length.

In accordance with IAS 24, the relationship of all listed companies in the above table falls under the category “other related parties”.

c) Other assets and liabilities with related parties

As of December 31, 2011:
Company	Description		Balance Asset (Liability)	Effect on Statement of Income
		Notes		Income	(expense)

			MCh$	MCh$	MCh$

Fundación Corpgroup Centro Cultural	Donations		-	-	2,203

As of December 31, 2012:
Company	Description		Balance Asset (Liability)	Effect on Statement of Income
		Notes		Income	(expense)

			MCh$	MCh$	MCh$

Fundación Corpgroup Centro Cultural	Donations		-	-	624

Fundación Descúbreme	Donations		-	-	66

d) Other assets and liabilities with related parties

	As of December 31,
	2011	2012
	MCh$	MCh$
ASSETS
Derivative financial instruments	19,780	17,746

LIABILITIES
Derivative financial instruments	97	4,820
Demand deposits	14,713	20,804
Deposits and other time deposits	14,060	13,769

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

e) Operating income /expenses from related party transactions

	As of December 31,
	2010		2011		2012
Type of recognized income or expense	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	5,743	412	7,466	3,194	8,640	25,759
Income and expenses on fees and services	160	6	769	(2)	342	18
Gain and loss on trading	-	-	-	-	-	-
Gain and Loss on other financial transactions	-	-	-	-	-	-
Foreign currency exchanges	-	-	-	-	-	-
Operating support expense	-	10,035	-	13,434	541	13,829
Other income and expense	-	-	1	-	-	67

Total	5,903	10,453	8,236	16,626	9,523	39,673

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

f) Contracts with related parties

2011

Company	Description

Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs
Transbank S.A.	Credit card processing
Corp Group Interhold S.A.	Management advisory services
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing
Redbanc S.A.	Automatic teller machine administration
Recaudaciones y Cobranzas S.A.	Office rent and credit collection
Proservicen S.A.	Promotional services
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office rent
Inmobiliaria e Inversiones San Francisco Ltda.	Financial advisory services
Asesorías Santa Josefina Ltda.	Financial advisory and management service
Fundación Corpgroup Centro Cultural	Donations
Inmobiliaria e Inversiones Boquiñeni Ltda.	Financial advisory services
Empresa Periodística La Tercera S.A.	Advertising services
Inmobiliaria e Inversiones B y F Limitada	Financial advisory services
SMU S.A., Rendic Hnos S.A.	Rental of ATM’s locations

2012

Company	Description

Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs
Transbank S.A.	Credit card processing
Corp Group Interhold S.A.	Management advisory services
Redbanc S.A.	Automatic teller machine administration
Proservicen S.A.	Promotional services
Recaudaciones y Cobranzas S.A.	Office rent and credit collection
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing
Fundación Corpgroup Centro Cultural	Donations
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office rent
Inmobiliaria e Inversiones San Francisco Ltda.	Financial advisory services
Empresa Periodística La Tercera S.A.	Advertising services
Asesorías Santa Josefina Ltda.	Financial advisory and management services
SMU S.A., Rendic Hnos S.A.	Rental of ATMs locations
Corpbanca Investment Valores S.A. Comisionista de Bolsa	Office rentals
Synergies Contract
Corpbanca Investment Trust S.A. Sociedad Fiduciaria	Office rentals
Synergies Contract
Network usage contract

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

g) Remunerations to members of the board and key management personnel

Remunerations paid to key management personnel are sets forth in table below:

	2011	2012
	MCh$	MCh$
Short term employee remuneration	15,588	24,869
Severance indemnities	1,098	731

Total	16,686	25,600

2012

For the year ended December 31, 2012, the members of the Board of Directors received remuneration for MCh$552.

For the year ended December 31, 2012, the members of the Directors Committee and Audit Committee received remunerations for MCh$237.

The total remuneration paid to key management personnel of the Bank for the year ended December 31, 2012 was MCh$16,033.

In addition, and as established in our Bonus Policy as established jointly by the Division Management—Human Resources and Development and the Chief Executive Officer, certain bank executives were paid bonuses based on the completion of goals

2011

For the year ended December 31, 2011, the members of the Board of Directors received remuneration for MCh$713.

For the year ended December 31, 2011, the members of the Directors Committee and Audit Committee received remunerations for MCh$92.

The total remuneration paid to key management personnel of the Bank for the year ended December 31, 2011 was MCh$13,608.

In addition, and as established in our Bonus Policy as established jointly by the Division Management—Human Resources and Development and the Chief Executive Officer, certain bank executives were paid bonuses based on the completion of goals.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

h) Key management personnel

As of December 31, 2011 and 2012, the composition of the Bank’s key management personnel is as follows:

	Number of Executives
Position	2011	2012

Directors	44	44
Chief Executive Officer - at Group level	1	1
Chief Executive Officers - at the Subsidiaries	6	10
Division Managers	12	23
Department Managers	76	147
Deputy Managers	120	114
Vicepresident	-	8

i) Transactions with key management personnel

During 2010, 2011 and 2012 transactions with key personnel were carried out as follows:

	Income
	MCh$
	2010	2011	2012
Credit Cards	31	28	133
Consumer loans	26	62	490
Commercial loans	13	45	51
Mortgages loans	244	445	895

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 33 -    FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

The estimated fair value of an asset or liability is the amount for which an asset could be exchanged and liability could be settled between knowledgeable, willing parties in an arm’s length transaction. The most objective and reference of the fair value of an asset or liability is the price that would be paid in an organized and transparent market (“quoted price” or “market price”).

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

These fair value assessments are subjective by nature, since their price estimation is based on a number of assumptions. For that reason, the fair value estimation process is affected by the variables that the assumptions are targeted to, such as interest rates, prepayment options and covenants. Thus, it is possible that such a fair value estimate might not entirely correspond to independent prices.

Determination of the fair value of financial instruments

A summary of the fair value of the financial assets and liabilities as of December 31, 2011 and 2012 is detailed below, including those that have not been presented at fair value in these Financial Statements.

		As of December 31,
		2011		2012
	Notes	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	4	265,747	265,747	520,228	520,228
Cash in the process of collection	4	96,230	96,230	123,777	123,777
Trading portfolio financial assets	5	166,039	166,039	159,898	159,898
Investments under agreements to resell	6	23,251	23,251	21,313	21,313
Derivative financial instruments	7	248,982	248,982	268,027	268,027
Loans and receivables to banks	8	304,098	304,098	482,371	482,371
Loans and receivables to customers	9	6,711,945	6,753,036	9,993,890	10,033,332
Financial investments available-for-sale	10	843,250	843,250	1,112,435	1,112,435
Financial investments held-to- maturity	10	21,962	21,835	104,977	101,941
LIABILITIES				-	-
Current accounts and demand deposits	16	682,720	682,720	1,112,675	1,112,675
Cash in the process of collection	4	36,948	36,948	68,883	68,883
Obligations under repurchase agreements	6	130,549	130,549	257,721	257,721
Time deposits and saving accounts	16	4,824,378	4,826,737	7,682,675	7,669,588
Derivative financial instruments	7	166,872	166,872	193,844	193,844
Borrowings from financial institutions	17	663,626	687,883	969,521	967,380
Debt issued	18	1,522,773	1,480,306	1,886,604	1,899,283
Other financial obligations	18	20,053	20,053	18,120	18,120

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

In addition, the fair value estimates presented above, do not attempt to estimate the value of earnings generated by the Bank’s current or future business activities and, as such, do not represent the value of the Bank as an operational company. Below is a summary of the methods used to estimate the fair value of financial instruments:

a) Cash, Cash in the process of collection, Bank Deposits and financial instruments included in other liabilities

Cash, cash in the process of collection, bank deposits, and financial instruments included in other liabilities are recorded at their face value given their short-term and highly liquid nature.

b) Trading instruments, available for sale investment instruments, held-to-maturity investments, Investments under agreements to resell and Obligations under repurchase agreements

The estimated fair value of these financial instruments was determined by using quoted market prices, available dealer quotes, or market prices of financial instruments with similar characteristics or valuation models. Obligations under repurchase agreements that mature in less than one year are considered to have a fair value which is not materially different from their book value. For fair value estimates of debt instruments, we take into account variables and additional inputs; to the extent they are applicable, including estimated prepayment rates and issuers’ credit risk.

c) Loans and accounts receivables to customers and banks

For floating-rate loans that re-priced frequently and have no significant change in credit quality, the estimated fair values are based on their carrying values.

Fixed rate loans are valued using models that discount expected future cash flows.

The probability of default and recovery rate information is generally sourced from historical information maintained by the Bank. Therefore, our expected cash flows already reflect assumptions about the uncertainty in future default.

Credit quality is taken into consideration by the use of observable interest rates charged by lenders for loans of credit ratings which we may deem to be similar to those used by the Bank based on our understanding of the local market from which such credit ratings are derived. We do not believe that remaining term to repayment (including prepayment risk) is of sufficient importance to our fair value estimate as evidenced by internal sensitivity analyses performed based on historical information.

These models calculate fair value based on observable interest rates and unobservable credit spreads. Unobservable credit spreads are determined by extrapolating observable spreads.

Where there is significant uncertainty regarding loan performance, valuation is based on the underlying collateral, whose value is determined through property-specific information such as third party valuation reports and bids for the underlying properties.

d) Current accounts, demand deposits, Time deposits and saving accounts

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

e) Debt issued, Borrowings from financial institutions, and other financial obligations

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

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive or pay out in order to settle the contracts or agreements, taking into account the payment term structure of the interest rate yield, underlying volatility, and credit risk for counterparties.

In the absence of market price quotes (direct or indirect) for a particular derivative instrument, current values or other valuation techniques based on mathematical valuation models such as Black-Scholes, Hull and Monte Carlo simulations, are used, taking into account the relevant variables, such as option volatility, underlying appreciable correlations, credit risk of the counterparty, volatility of the implicit price volatility, speed at which volatility returns to median value, and correlation between a market variable and its volatility, among others.

Fair value measurement and hierarchy levels

Based on hierarchy levels established by IAS 39.

The financial assets and liabilities recognized at fair value in the financial statements are classified according to the following order of hierarchy:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Bank has the ability to access at the measurement date: for example Central Bank securities, time deposit in Ch$ and inflation-indexed for under a year.

Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly: for example, derivative agreement on currency and interest rate (forward in foreign currency, IPC Swap, libor swap etc.), Corporate Bonds, Bank notes

Level 3: Inputs are unobservable inputs for the asset or liability: The hierarchy level used to classify the estimates, is based on the lowest significant level input incorporated into the fair value.

The hierarchy level under which the instrument is classified is based on the lowest significant level input. The following table presents the assets and liability which are measured at fair value on a recurrent base as of December 31, 2012 and 2011 as classified by the hierarchy level.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

			Fair Value Measurement at reporting date using
December 31, 2012	Notes		Fair Value Amount	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
ASSETS
Trading securities	5		159,898	140,619	19,279	-
Available-for-sale securities	10	*	1,112,435	953,800	158,635	-
Derivatives	7		268,027	-	235,056	32,971

Total			1,540,360	1,094,419	412,970	32,971

LIABILITIES
Derivatives	7		193,844	20,186	167,845	5,813

Total			193,844	20,186	167,845	5,813

		Fair Value Measurement at reporting date using
December 31, 2011	Notes	Fair Value Amount	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
ASSETS
Trading securities	5	166,039	166,039	-	-
Available-for-sale securities	10	843,250	692,005	151,245	-
Derivatives	7	248,982	-	216,008	32,974

Total		1,258,271	858,044	367,253	32,974

LIABILITIES
Derivatives	7	166,872	-	159,964	6,908

Total		166,872	-	159,964	6,908

For the years ended December 31, 2011 and 2012 there have been no reclassifications between levels 1 and 2.

Valuation of financial instruments in Level 2:

The available-for-sale securities classified in level 2, are measured using a valuation technique which primarily is comprised of the use of discounted cash flow models incorporating assumptions that are supported by observable inputs from quoted market sources using bootstrapping, a method for constructing a fixed-income yield curve from the prices of a set of coupon-bearing products. The majority of such securities are traded on an over-the-counter or an inactive market.

Intrument	Yield Curve Name	Quote convention	Market Quote Source	Fair Value Model
Central Bank of Chile Bond	CurvaBCP	TIR	Santiago Exchange	Discounted contractual cash flows
Central Bank of Chile Bond	CurvaBCU	TIR	Santiago Exchange	Discounted contractual cash flows
Centrl Bank of Chile Bond	CurvaPRC	TIR	Santiago Exchange	Discounted contractual cash flows
Central Bank of Chile Bond	CurvaCeros	TIR	Santiago Exchange	Discounted contractual cash flows
Treasury Bond	CurvaBR	TIR	Santiago Exchange	Discounted contractual cash flows
Central Bank of Chile Bond	CurvaPDBC	TIR	Santiago Exchange	Discounted contractual cash flows
Financial Institution Deposits	CurvaDPF1	TIR	Santiago Exchange	Discounted contractual cash flows
Financial Institution Deposits	CurvaDPF2	TIR	Santiago Exchange	Discounted contractual cash flows
Financial Institution Deposits	CurvaDPR	TIR	Santiago Exchange	Discounted contractual cash flows
Mortgage Security	Letras Hipotecarias	TIR	Santiago Exchange	Discounted contractual cash flows
Corporate Bond	Bonos Corporativos	TIR	Santiago Exchange - Bloomberg	Discounted contractual cash flows

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Valuation of financial instruments in Level 3:

The following table presents a rollforward of Level 3 fair value measurements of financial instruments for 2012

	Assets	Liabilities	Total

Opening balance - January 1, 2011	-	-	-

Total gains or losses
- in profit or loss	-	-	-
- in other comprehensive income	-	-	-
Purchases	32,974	(6,908)	26,066
Issues	-	-	-
Disposals/settlements	-	-	-
Transfer out of level 3	-	-	-

Closing balance - December 31, 2011	32,974	(6,908)	26,066

	Assets	Liabilities	Total

Opening balance - January 1, 2012	32,974	(6,908)	26,066

Total gains or losses
- in profit or loss	(3)	1,095	1,092
- in other comprehensive income	-	-	-
Purchases	-	-	-
Issues	-	-	-
Disposals/settlements	-	-	-
Transfer out of level 3	-	-	-

Closing balance - December 31, 2012	32,971	(5,813)	27,158

Reconciliation of Level 3 fair value measurements of financial instruments. Amounts are in millions Chilean pesos.

The financial instruments measured at level 3 are the interest rate swaps indexed to the TAB rate. The TAB rate is a weighted interbank inflation-linked deposit rate observed among Chilean financial institutions that is published and provided by the Chilean Banking Association. Interest rate swaps indexed to the TAB rate are usually offered to nonfinancial institutions in order to hedge their TAB rate indexed debts. These interest rate swaps are traded on the OTC market and have lower market liquidity. The fair value measurement method applied involves creating a yield curve/term structure that allows the quantification of the unknown cash flows indexed to the TAB rate. This yield curve/term structure is created by using an OIS Swap (an overnight indexed swap), plus a spread that reflects the liquidity premiums. The difference between the TAB rate and the overnight rate is called TAB basisi, which is needed for the TAB yield curve modeling. As of December 31, 2012, no reasonably possible alternative assumptions would change the fair values of these Level 3 instruments significantly .

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 34-    RISK MANAGEMENT

1.	Introduction:

As part of its business activities, the Bank is exposed to various types of risks primarily in terms of financial instruments. A description of the Bank’s main business activities and policies with regard to risk management is as follows:

Risk Management Structure:

Board of Directors

At CorpBanca, the Board plays a leading role in the field of Corporate Governance, and is responsible for establishing and monitoring the Bank’s risk management structure, for which purpose it has a system of corporate governance aligned with international trends and Chilean regulations, Superintendency for Banks and Financial Institutions. One of the main functions of the Board is to monitor, assess, and lead senior management to ensure that actions conform to best practices. In order to do this, various committees, support areas, codes and manuals have been implemented, which provide staff behavior guidelines and allow them to assist in the development of the Bank’s risk management control related functions.

Board of Directors and Audit Committee

The purpose of the Board of Directors Committee is to strengthen self-regulation within the Bank, enabling a more efficient Board performance by ensuring that operational controls are in place over all its activities. To this effect, among other functions, it is responsible for reviewing the accounting and financial reports of transactions with related parties and the remuneration and compensation plan systems for Managers and Senior Executives.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

The purpose of the Auditing Committee is to encourage the effectiveness of the internal control systems at the Bank and their compliance with regulations. Furthermore, it should strengthen and support both the Banks Comptroller Management function as well as its autonomy from Management and in turn be the link with and coordinate all tasks between internal auditing and the External Auditors as well as being a nexus between these and the Board of Directors of the Bank.

At a Board Meeting on August 30, 2011, it was agreed that the Board of Directors take over in addition to its own functions those which, in accordance with current regulations are the responsibility of the Audit Committee, calling themselves then the “Board of Directors and Audit Committee.”

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

Commercial Risk Committee

The Commercial Risk Committee is responsible for evaluating the policies and procedures of implemented risks, as well as for recommending actions or alternatives in order to help to maximize the risk-return ratio for all segments within the retail and commercial businesses, and for maintaining a risk quality consistent with the Bank’s expected return levels. This Committee proposes policies and strategies to enhance all of the processes for managing credit risk, in order to assess and monitor the Bank’s internal processes to ensure compliance with and fulfillment of objectives.

Asset and Liability Committee (ALCO)

The ALCO is responsible for generating the policy framework governing the management of financial risks in accordance with the guidelines defined by the Board of Directors and the existing rules as to review the macroeconomic and financial risks taken and the results obtained. According to the above, its main function is divided into commercial and financial, relating to the adoption of strategies that guide the Bank in respect of the composition of its assets and liabilities, income and expenditure flows and transactions with financial instruments. When considering the various options available decisions are made that ensure the highest profitability and sustainable support at a risk level consistent with the nature of the transaction under existing internal standards and institutional standards.

Committee on the Prevention of Money Laundering and Terrorist Financing

This is an internal body assigned to prevent money laundering and terrorism financing, whose primary purpose is to plan and coordinate all policy procedures and compliance activities on the subject. It also monitors work conducted by the Compliance Officer, and makes decisions relating to the improvement of any proposed control measures.

Compliance Committee

Its main purpose is to ensure the compliance with the rules set forth in the Codes of Conduct and other complimentary norms, creating and developing the necessary compliance procedures, as well as interpreting, managing and supervising

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

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

In response to our client’s trust and recognition, which are determining factors in the success of our institution, all employees and Officers must carefully commit to that compliance with the Code of General Conduct adopted in 2008 by the Management and Auditors’ Committee.

2. Main risks affecting the Bank:

The main types of risks related to our business activities are market, liquidity, operational, and credit risks. The effectiveness with which we can manage the balance between risk and profitability is an important factor in determining our capability to generate sustainable profit growth on a long term basis. Our senior management focuses greatly on risk management.

2.1 Quantitative and qualitative information about Credit Risk:

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

In addition, we have a Credit Committee structure relating to Customer Risk Ratings, with powers that are principally vested in the committees involving the Risk Managers. The concurrence of Bank Directors is required with respect to certain amounts.

These committees define the levels of individual and collective exposure levels with clients, as well as any applicable mitigating conditions, including guarantees and credit agreements, among others.

Pursuant to our risk management tools, our portfolio is divided into:

Normal Risk Portfolio

Watch List Portfolio

Default Portfolio

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Normal Risk Portfolio

The risk involved is reviewed in the following events:

-	New credit proposals, including renewals of credit lines and special transactions.
-	As determined by the Asset Rating and Control Management Office.
-	Every time an account executive determines the occurrence of relevant changes to the customer’s risk factors that merit higher risk treatment.
-	Through a monthly sample reflected by the warning signals system.
-	Through the regular review of our various centers of responsibility.

Watch List Portfolio

To safeguard the quality of the loan portfolio, the Bank has established that the customer Watch List must include the following types of portfolios, depending on the type of problems that affect them :

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

Portfolios in WL, in addition, are reviewed by the Watch List Committee, which is comprised by the Division Manager for Companies Credit Risk and/or the Credit Risk Managers, the Asset Rating and Control Manager, and the Business Area Managers, according to the following schedule:

Every 4 months	Customer review under the following strategies:
Exit strategy
Pursuit of collateral
Reduction of risk through renegotiation, heavier collection efforts

Every 6 months	Follow-up
Every 2 months	Structured Exit
In the event the loan remains unpaid,

The WL Committee conducts special surveillance reviews of all customers with debts in excess of MCh$50 million.

The Manager of Risk of each business segment and the Asset Rating and Control Manager are responsible to oversee the follow-up and compliance by the account executive with the action and agreement plans of the Watch List Committee.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Plans of action

Every debtor on the watch list must have a defined action plan. The action plan is agreed to by account executives and the Asset Rating and Control Management Office (“GCCA”), and is reviewed by the Watch List Committee.

The action plans consist of:

Customers with an exit plan The Bank takes a full risk exit decision. These customers must have a defined payment plan.	V1

Customers with a plan to increase their collateral	V2

Customers with a plan to reduce exposure. Reduce debt to an amount at which the Bank feels comfortable.	V3

Customers with a monitoring plan.

Lower degree of concern, for example: monitoring a company’s committed and not specified capitalization, specific payments arrears, payment of claims disputed by the insurance company.

V4

Customers with a structured payment plan. A defined payment plan for the full debt, needing only control of timely paid installments.	V5

Satisfactory Asset Customers. Customers who have exited the system due to satisfactorily complying with the action plans agreed.	V6

Variables that determine the classification of a Watch List asset

1.	An analysis of warning signs, could include:

•	Customer Warning Signs

Change of ownership, partners or guarantors

Issues among partners

Change in the marital status of guarantors

Changes in the ownership of fixed assets

Labor issues

Quality of financial information

•	Other Warning Signs

Reduction in sales

Reduction in the gross and operational margins

Increase in cash flow cycles (inventory and accounts receivable turnover ratios)

High retirement rates among partners

Increase in investments and account receivables corresponding to related entities

Structural changes in pertinent markets

•	Payment Behavior

Continued renewal requests

Continued internal overdrafts

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Payment defaults for 30 days in the Financial System and/or Defaulted Portfolio

Returned documents (checks)

2.	Customer Risk Rating.

Client merits rating A6 classification or worse,

3.	Customer Analysis

Review of business circumstances and changes in the financial situation due to credit line renewals or requests for one-time credits.

Who obtains access to The Watch List

•	Account Executives
•	Risk Managers
•	Approval Committees, as required,
•	Defaulted and Expired Portfolio Committees
•	Asset Rating and Control Manager
•	Business Managers

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

Through a minute issued by the Asset Rating and Control Management Office.

Normalization Portfolio

The Bank maintains a functional area dealing with loans defined as the Normalization Portfolio. The activities of the area include:

•	Analysis of the status of borrowers to assess chances of recovery;
•	Establishing strategies and action plans to arrive at negotiated payment schedules;
•	Making the decision, based on the compliance with negotiated payment schedules, about whether to transfer customers to court collection;
•	Supervising and monitoring the progress of legal collection; and
•	Establishing mechanisms for the control and monitoring of impaired customers and the transfer of such customers to the function area of Normalization.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

On a monthly basis, compliance with the above functional assignments is monitored by the Asset Rating and Control Management Office.

The portfolio itself is reviewed monthly by a Committee composed of the Chief Executive Officer, the Division Manager for Company Credit Risk, the Normalization area manager, the normalization area sub-manager and the Asset Rating and Control Manager.

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

Contingent Commitments

We use several instruments that, notwithstanding their exposure to credit risk, are not reflected in the Balance Sheet: personal guaranties, documented letters of credit, guarantees and commitments to grant loans.

Personal guaranties represent an irrevocable payment obligation. In the event that a guaranteed client defaults on obligations to third parties secured by us, it the corresponding payments are made, such that these transactions represent the same exposure to credit risk as a common loan.

Letters of credit are documented bank commitments on behalf of a client, which are guaranteed by assets in transit to which such letter is related, such that letter of credit represents less risk than direct indebtedness. Guaranties are contingent commitments that become effective only if a client defaults on its obligation to execute certain actions, as agreed with third parties.

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

Maximum Exposure to Credit Risk

The following table presents the distribution, by financial asset, of our maximum exposure to credit risk, as of December 31, 2011 and 2012, for different balance sheet components, including derivatives, and without deducting security interests in personal or real property or other credit improvements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

		Maximum exposure
	Notes	2011	2012
		MCh$	MCh$

Loans and receivables to banks	8	304,098	482,371
Loans and receivables to customers	9	6,711,945	9,993,890
Derivative financial instruments	7	248,982	268,027
Investments under agreements to resell	6	23,251	21,313
Financial investments available-for-sale	10	843,250	1,112,435
Financial investments held-to-maturity	10	21,962	104,977
Other assets	15	102,775	149,903

Total		8,256,263	12,132,916

For further detail of the concentration by financial security type, please refer to the specific Notes referenced above.

For financial assets recognized on the balance sheet, maximum exposure to credit risk represents the balance sheet carrying value after allowance for impairment.

An analysis of credit risk concentration by industry of loans is as follows:

	Notes	2011			2012
		Maximum gross exposure	Maximum net exposure (1)%		Maximum gross exposure	Maximum net exposure	%
		MCh$	MCh$		MCh$	MCh$

Manufacturing		520,757	513,996	9.98%	817,284	808,665	10.90%
Mining		274,008	270,451	5.25%	356,709	352,947	4.76%
Electricity, gas and water		433,749	428,118	8.32%	417,645	413,241	5.57%
Agriculture and Livestock		213,651	210,877	4.10%	263,290	260,513	3.51%
Forestry and wood extraction		39,280	38,770	0.75%	38,836	38,427	0.52%
Fishing		68,395	67,507	1.31%	48,611	48,098	0.65%
Transport		164,447	162,312	3.15%	203,982	201,831	2.72%
Communications		35,867	35,401	0.69%	70,982	70,233	0.95%
Construction		599,519	591,735	11.50%	964,373	954,203	12.87%
Commerce		454,144	448,248	8.71%	914,870	905,221	12.21%
Services		2,178,272	2,149,992	41.77%	3,090,167	3,057,578	41.23%
Others		233,307	228,588	4.47%	308,111	304,862	4.11%

Subtotal Commercial Loans	9	5,215,396	5,145,995	100%	7,494,860	7,415,819	100%
Mortgage Loans	9	423,121	400,405		1,076,656	1,052,585
Consumer Loans	9	1,175,928	1,165,545		1,531,975	1,525,486

Total		6,814,445	6,711,945		10,103,491	9,993,890

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

(1)	Net of allowances

Collateral

For purposes of credit risk mitigation, we hold collateral in our favor. The main collateral provided by customers is included below:

For loans to companies, the main collateral is: Machinery or equipment, Site-specific real estate development projects, and Sites or Urban Real Estate.

For loans to individuals, the main collateral is: Houses, Apartments and Automobiles.

Credit quality by financial asset class

With regard to credit quality, such is described consistent with the standards issued by the Superintendency for Banks and Financial Institutions. A detail is summarized as follows:

December 31, 2011

	Individual Portfolio										Group Portfolio
	Normal Portfolio										Normal Portfolio	Impaired Portfolio
	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Total			Total	General Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and receivables to banks	200,028	36,851	67,701	42	-	-	-	-	-	304,622	-	-	-	304,622

Loans and receivables to customers
Commercial loans:
General Commercial loans	236,229	1,002,989	1,227,123	1,039,390	439,597	9,011	14,203	4,594	73,174	4,046,310	231,295	68,126	299,421	4,345,731
Foreign Trade loans	-	53,245	93,925	144,847	36,568	7,432	357	-	42,190	378,564	8,151	2,266	10,417	388,981
Lines of credit and overdrafts	-	1,299	5,526	245	1,066	1	49	4	135	8,325	4,008	1,166	5,174	13,499
Factored receivables	-	8,755	28,677	36,988	15,308	290	54	-	356	90,428	2,647	1,951	4,598	95,026
Leasing contracts	-	11,495	16,698	106,405	89,018	592	2,439	-	37,655	264,302	19,428	9,996	29,424	293,726
Other outstanding loans	-	171	42	519	125	12	-	2	22	893	77,281	259	77,540	78,433

Subtotal Commercial loans	236,229	1,077,954	1,371,991	1,328,394	581,682	17,338	17,102	4,600	153,532	4,788,822	342,810	83,764	426,574	5,215,396
Consumer loans										-	398,364	24,757	423,121	423,121
Mortgage loans										-	1,141,396	34,532	1,175,928	1,175,928
Total loans and receivable to customers	236,229	1,077,954	1,371,991	1,328,394	581,682	17,338	17,102	4,600	153,532	4,788,822	1,882,570	143,053	2,025,623	6,814,445

Financial investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

December 31, 2012

	Individual Portfolio										Group Portfolio
	Normal Portfolio										Normal Portfolio	Impaired Portfolio
	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Total			Total	General Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and receivables to banks	463,159	9,080	10,310	-	-	-	-	-		482,549	-	-	-	482,549

Loans and receivables to customers
Commercial loans:
General Commercial loans	127,381	1,068,995	1,548,114	1,967,759	911,992	36,551	61,696	22,809	78,178	5,823,475	591,842	37,859	629,701	6,453,176
Foreign Trade loans	-	18,758	162,015	132,106	39,748	20,515	23,009	2,856	18,036	417,043	7,524	257	7,781	424,824
Lines of credit and overdrafts	-	492	6,336	11,285	2,530	126	100	44	186	21,099	7,885	261	8,146	29,245
Factored receivables	-	-	19,817	36,031	23,673	1,505	415	35	322	81,798	5,631	193	5,824	87,622
Leasing contracts	-	5,455	19,130	123,453	111,864	10,336	20,683	218	18,636	309,775	30,208	1,311	31,519	341,294
Other outstanding loans	-	234	358	2,026	392	51	16	2	826	3,905	154,508	286	154,794	158,699

Subtotal Commercial loans	127,381	1,093,934	1,755,770	2,272,660	1,090,199	69,084	105,919	25,964	116,184	6,657,095	797,598	40,167	837,765	7,494,860
Consumer loans	-	-	-	-	-	-	-	-	-	-	1,043,027	33,629	1,076,656	1,076,656
Mortgage loans	-	-	-	-	-	-	-	-	-	-	1,499,243	32,732	1,531,975	1,531,975

Total loans and receivable to customers	127,381	1,093,934	1,755,770	2,272,660	1,090,199	69,084	105,919	25,964	116,184	6,657,095	3,339,868	106,528	3,446,396	10,103,491
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

The overdue analysis by financial asset class is as follows:

	December 31, 2011
	1-29 days	30-89 days	90 days or more	Total
	MCh$	MCh$	MCh$	MCh$

Loans and receivables to banks	-	-	-	-
Loans and receivables to customers:
Commercial loans	6,233	8,823	38,326	53,382
Mortgage loans	806	736	5,974	7,516
Consumer loans	2,007	1,648	2,079	5,734
Financial investments	-	-	-	-

Total	9,046	11,207	46,379	66,632

	December 31, 2012
	1-29 days	30-89 days	90 days or more	Total
	MCh$	MCh$	MCh$	MCh$

Loans and receivables to banks	-	-	-	-
Loans and receivables to customers:
Commercial loans	35,226	11,735	41,792	88,753
Mortgage loans	3,128	1,857	7,272	12,257
Consumer loans	2,662	1,745	2,208	6,615
Financial investments	-	-	-	-

Total	41,016	15,337	51,272	107,625

The fair value of the collateral of overdue but not impaired loans was MCh$163,604 as of December 31, 2011 and MCh$223,509 as of December 31, 2012.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

The following tables details assets and liabilities by currency as of December 31, 2011 and 2012:

As of December 31, 2011	Notes	US$	Euro	Yen	Sterling pound	Colombian pesos	Other currencies	UF	Pesos	TC	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Cash and due from bank	4	186,339	3,429	38	44	-	270	-	75,627	-	265,747
Cash in the process of collection	4	45,217	853	-	1,936	-	24	-	48,200	-	96,230
Trading portfolio financial assets	5	1,810	-	-	-	-	-	13,806	150,423	-	166,039
Investments under agreements to resell	6	172	-	-	-	-	-	984	22,095	-	23,251
Derivative financial instruments	7	118,094	-	-	-	-	-	-	130,888	-	248,982
Loans and receivables to banks	8	104,445	-	-	-	-	-	-	199,653	-	304,098
Loans and receivables to customers	9	1,148,263	6,184	-	146	-	-	2,959,001	2,590,812	7,539	6,711,945
Financial investments available-for-sale	10	7,162	-	-	-	-	-	471,511	330,625	33,952	843,250
Financial investments held-to-maturity	10	10,382	-	-	-	-	-	11,580	-	-	21,962
Investments in other companies	11	-	-	-	-	-	-	-	3,583	-	3,583
Intangible assets	12	161	-	-	-	-	-	-	12,078	-	12,239
Property, plant and equipment	13	115	-	-	-	-	-	-	57,110	-	57,225
Current income tax provision	14	-	-	-	-	-	-	-	6,278	-	6,278
Deferred income taxes	14	651	-	-	-	-	-	-	24,429	-	25,080
Other Assets	15	8,195	334	38	38	-	210	45	93,915	-	102,775

Total Assets		1,631,006	10,800	76	2,164	-	504	3,456,927	3,745,716	41,491	8,888,684

Current accounts and demand deposits	16	98,593	2,404	-	1,942	-	80	2,822	576,879	-	682,720
Cash in the process of collection	4	14,718	414	-	-	-	4	-	21,812	-	36,948
Obligations under repurchase agreements	6	672	-	-	-	-	-	1,699	128,178	-	130,549
Time deposits and saving accounts	16	763,984	333	-	-	-	-	336,693	3,723,367	1	4,824,378
Derivative financial instruments	7	66,582	-	-	-	-	-	441	99,849	-	166,872
Borrowings from financial institutions	17	656,497	7,019	-	146	-	-	-	36	-	663,626
Debt issued	18	-	-	-	-	-	-	1,478,388	44,385	-	1,522,773
Other financial obligations	18	-	-	-	-	-	-	11,443	5,781	2,829	20,053
Current income tax provision	14	-	-	-	-	-	-	-	-	-	-
Deferred income taxes	14	-	-	-	-	-	-	-	25,352	-	25,352
Provisions	19	1,841	-	-	-	-	-	-	40,189	-	42,030
Other Liabilities	20	1,369	-	-	-	-	-	2,060	27,552	-	30,981

Total Liabilities		1,604,256	10,170	-	2,088	-	84	1,833,546	4,693,308	2,830	8,146,282

Net Assets (liabilities)		26,750	630	76	76	-	420	1,623,381	947,592	38,661	742,402
Contingent loans	21	387,909	5,213	3,741	73	-			1,394,650	-	1,791,586
Net asset (liability) position		414,659	5,843	3,817	149	-	420	1,623,381	447,058	38,661	2,533,988

The analysis, by contractual maturity, of assets and liabilities can be found in Note 35.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

As of December 31, 2012	Notes	US$	Euro	Yen	Sterling pound	Colombian pesos	Other currencies	UF	Pesos	TC	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Cash and due from bank	4	274,232	1,487	61	1,157	114,912	313	-	128,066	-	520,228
Cash in the process of collection	4	24,081	1,344	-	7	614	582	-	97,149	-	123,777
Trading portfolio financial assets	5	357	-	-	-	104,519	-	5,128	49,894	-	159,898
Investments under agreements to resell	6	72	-	-	-	-	-	1,009	20,232	-	21,313
Derivative financial instruments	7	155,142	-	-	-	4,699	-	-	108,186	-	268,027
Loans and receivables to banks	8	91,443	-	-	-	804	-	-	390,124	-	482,371
Loans and receivables to customers	9	1,462,191	34,378	-	104	1,637,625	-	3,487,311	3,366,221	6,060	9,993,890
Financial investments available-for-sale	10	23,059	-	-	-	218,350	-	481,512	382,188	7,326	1,112,435
Financial investments held-to-maturity	10	11,982	-	-	-	82,896	-	10,099	-	-	104,977
Investments in other companies	11	-	-	-	-	2,210	-	-	3,583	-	5,793
Intangible assets	12	123	-	-	-	23,347	(227)	-	458,439	-	481,682
Property, plant and equipment	13	99	-	-	-	9,347	-	-	55,640	-	65,086
Current income tax provision	14	-	-	-	-	-	-	-	-	-	-
Deferred income taxes	14	419	-	-	-	7,920	-	-	28,805	-	37,144
Other Assets	15	23,323	145	-	-	15,071	-	24	111,340	-	149,903

Total Assets		2,066,523	37,354	61	1,268	2,222,314	668	3,985,083	5,199,867	13,386	13,526,524

Current accounts and demand deposits	16	77,318	608	-	45	309,562	46	5,908	719,188	-	1,112,675
Cash in the process of collection	4	18,579	990	251	1,113	457	636	-	46,857	-	68,883
Obligations under repurchase agreements	6	13,455	-	-	-	-	-	-	244,266	-	257,721
Time deposits and saving accounts	16	840,994	2,329	-	-	1,504,242	-	740,654	4,594,455	1	7,682,675
Derivative financial instruments	7	94,820	-	-	-	5,568	-	30	93,426	-	193,844
Borrowings from financial institutions	17	953,856	2,297	-	104	13,671	99	-	(506)	-	969,521
Debt issued	18	-	-	-	-	77,561	-	1,762,222	46,821	-	1,886,604
Other financial obligations	18	-	-	-	-	1,570	-	8,583	6,544	1,423	18,120
Current income tax provision	14	15	-	-	-	8,647	-	-	395	-	9,057
Deferred income taxes	14	-	-	-	-	14,650	-	-	103,103	-	117,753
Provisions	19	2,841	-	-	-	51,754	-	-	71,344	-	125,939
Other Liabilities	20	(27,078)	30,789	(190)	7	25,208	89	1,410	44,970	-	75,205
Total Liabilities		1,974,800	37,013	61	1,269	2,012,890	870	2,518,807	5,970,863	1,424	12,517,997

Net Assets (liabilities)		91,723	341	-	(1)	209,424	(202)	1,466,276	(770,996)	11,962	1,008,527
Contingent loans	21	1,384,964	13,591	98	146	573,937	-	-	423,328	-	2,396,064
Net asset (liability) position		1,476,687	13,932	98	145	783,361	-	1,466,276	(347,668)	11,962	3,404,591
The analysis, by contractual maturity, of assets and liabilities can be found in Note 35.

2.2 Quantitative and qualitative disclosures about Market Risk

General

This section describes liquidity risks, and market risks to which Corpbanca is exposed in its business activities. Additionally, it includes an explanation of the internal tools and the regulatory methods used to control these risks, the portfolios to which these risks apply, and quantitative information showing the level of exposure to financial risk assumed by us.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

a.	Financial Market Risk

Represents the risk of losses related to adverse changes in market prices corresponding to financial assets and financial liabilities. This risk is closely related to the volatility of the market (interest market rates, exchange rates, and prices) and to its negative impact in the value of the assets and liabilities.

It is classified by:

Interest Rate

Represents risk of losses caused by adverse shifts in interest rates over time. This is generated by increases in the yield curve or decreases in the yield curve with respect to the risk free performance and are parallel and non-parallel. These shifts have an impact on long and short term results.

Spread

Risk of losses related to adverse shifts in existing spreads on the yields of the different financial assets and liabilities, which can reflect particular liquidity conditions of those assets, deterioration of credit conditions, or specific pre-payment clauses the exercise of which can result in a deterioration of our capability to create future margin.

Exchange Rate

Currency risk is defined as the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The Group is exposed to the effects of fluctuations in the prevailing foreign currency exchange rates on its financial position and cash flows.

Optionality

Risk of financial losses related to positions in explicit or implicit options in the balance sheet, purchased or delivered, including, for example, those related to mortgage credits and education credits.

Liquidity Risk

Liquidity Risk is the risk that an entity has difficulties in obtaining the necessary funds to meet its obligations with respect to financial liabilities.

The liquidity risk is related to:

a) Complying with contractual obligations in a timely manner;

b) Liquidating positions without significant losses caused by abnormal volumes of operation;

c) Avoiding regulatory penalties caused by default on regulatory indexes; and

d) Financing business and treasury activities in a competitive fashion.

On a daily basis, we are exposed to cash capital requirements related, among others, to transfers from checking accounts, long-term deposit payments, guarantee payments, disbursements of transactions involving derivatives, etc. In accordance with regularly accepted banking practices, we do not maintain enough cash to cover the balance of such positions because, according to prior experience, only a minimum amount of funds will be withdrawn, something that can be foreseen with a high degree of certainty.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

The Bank maintains limits on a small portion of liquid assets to enable it to meet its obligations for the next 30 days.

Moreover, the Bank must meet regulatory limits for maturity mismatches.

These regulatory limits affect mismatches between future flows of income and expenses, and are the following:

i.	mismatches of up to 30 days for all currencies limited to up to one time basic capital
ii.	mismatches of up to 30 days for foreign currencies limited to up to one time the basic capital;
iii.	mismatches of up to 90 days for all currencies limited to up to two times the basic capital.

Considering the nature of transactions, we adopt an adjusted methodology in order to measure mismatches and compliance with regulatory limits. This methodology allows us to consider, in the measurement of the mismatches, a portion of on-demand deposits, deposits with fixed maturities, and saving accounts. Although contractually funds can be disbursed at any time, they tend to remain in the Bank for relatively long periods of time, a tendency that we can foresee with reasonable confidence.

We are exposed to the effects of exchange rate volatility, which are stated or indexed in its financial and cash flow statements. The Board of Directors establishes limits on net exposure levels by currency and on hedging positions during the day and at closing, which are reviewed on a daily basis.

The subsidiaries maintain liquid assets bases that allow them to meet obligations The liquity coverage ratio which are required are:

i.	Liquidity coverage ratio for a period of 7 days which should be> 1
ii.	Liquidity coverage ratio for a period of to 15 days which must be> 1
iii.	Liquidity coverage ratio for a period of to 30 days which must be> 1

In the case of NY Corpbanca such ratios are:

i.	Liquidity coverage ratio for a period of 3 days must be> 1
ii.	30 days Mismatch <1 time line more capital committed to the bank
iii.	90 days Mismatch <2 times more capital committed to the online bank.

In the case of SMU: its liquidity coverage ratio for a period of 3 days must be> 1

Two sources of risk are identified:

Endogenous: risk situations caused by controllable corporate decisions:

•	Low liquidity due to reduced liquid assets bases or mismatches between significant assets and liabilities.

•	Low diversification or high concentration of financial and commercial assets according to issuer, maturity, and risk factors.

•	Poor hedges relationships management in terms of hedge effectiveness, correlation between changes in value, sensitivity ratios of hedged items, and hedging instruments (derivatives), among others.

•	Adverse corporate reputational effects that result in lack of or non-competitive access to financing.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Exogenous: risk situations caused by shifts in financial markets and which are not within our control:

•	Extreme unexpected shifts or corrections/events in local and international markets.

•	Regulatory changes, intervention by currency authorities, among others.

b.	PRINCIPLES OF MANAGEMENT ON FINANCIAL RISKS

Corpbanca and its subsidiaries have established a set of business principles that ensure the proper functioning of the management of financial risks:

•	CorpBanca and its subsidiaries manage their own portfolios in line with corporate levels of tolerance to the level of market risk, their standards of liquidity, profitability and annual plans.

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

•

CorpBanca and its affiliates may invest in new products and participate in their markets only after it has made a full assessment of the activity to determine if it is within the tolerated risk level and the objectives and business plans and have established appropriate controls and limits on the activity.

•	Limits, terms and conditions set should be monitored daily and independently of the areas that originate and administer, and any excess must be reported no later than the next day.

•	The models used for financial reporting and risk measurement are verified and approved independently.

c.	ORGANIZATIONAL STRUCTURE AND CORPORATE GOVERNANCE

Board of Directors and ALCO (A&L)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

The Group is a modern financial institution in defining the role of the Board with the various investment committees specialized in making financial decisions.

The Board of Directors is ultimately responsible for financial management with the responsibility to ensure a comprehensive manner for internal and regulatory compliance to shareholders.

The Bank’s Board has delegated making financial decisions to the Asset and Liability Committee (ALCO), the latter being the highest authority on financial matters for the Bank. The ALCO is composed of the two Vice Presidents of the Bank’s Board, a Director, General Manager of the Bank, and International Finance Division Manager, Planning Division Manager, Control and Risk Management, Finance Manager and Risk Manager (financial). The ALCO makes the financial decisions that the organization embodies. This Committee is responsible for generating the policy framework governing the management of financial risks in accordance with the guidelines established by the Board and the existing rules as to review of the macroeconomic and financial risks assumed and the results obtained.

As part of the Bank’s financial institutions, there are committees which specialize in the implementation of financial strategies wherein lies the responsibility for daily and weekly monitoring the macroeconomic variables (Interest rate, liquidity premiums, inflation, etc.), balance of risks and performance strategies: Journal Committee, Committee of Balance Sheet, Liquidity Committee, Committee for Proprietary Positions and Customer Committee.

International and Treasury Division

The International and Treasury Division is responsible for providing the necessary resources to the business areas in order to ensure a healthy structure of financing and liquidity. Likewise, it must generate income through the development of financial solutions in treasury and foreign commerce products for clients in our different segments.

We have established different interrelated specialized units, through which investment and financing decisions are reached. These units not only support our business pillars, but also constitute units of business that determine the profitability of invested capital, complementing our traditional banking business: Balance Sheet Management, Long-Term Portfolio and Trading Activities.

Balance Sheet Management

The Bank has a unit responsible for liquidity management, in Finance and International Division, whose mandate is to efficiently manage mismatches between assets and liabilities, securing permanent financing and competitive assets as well as to secure the timely payment of obligations and compliance with regulatory margins at all times.

Additionally, the Bank has a unit responsible for managing the balance mandated to efficiently manage the Bank’s balance sheet, ensuring the sustainable generation of net interest income by way of managing the risk of inflation and interest rates.

The Bank’s assets consist of mortgage loans (mainly denominated fixed rate), commercial loans, consumer loans (including overdrafts and cards) and education credits.

The Bank’s liability structure comprises mainly of demand deposits, time deposits from retail and wholesale customers, which mostly have a maturity of less than one year. The liability structure also includes a portion of long-term and senior subordinated debt.

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

As of December 31, 2011 and 2012

Portfolio Management Long Term

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

Financial Risk Management

The Bank has a Financial Risk Management Office(under the Management Division for Planning and Control), the main purpose of which is to identify, measure, and control financial risks, by communicating to the appropriate levels of management changes in our identified risk profiles and by anticipating scenarios that may compromise our short, medium or long term financial situation.

The Financial Risk Management Office is responsible for ensuring regulatory and internal compliance related to financial risks, ensuring compliance with the standards and recommendations of regulators and with good business practices provided by the Basel Committee.

On a daily basis, he Financial Risk Management Office reports on exposures and is responsible for reporting any excess above the limit structure approved by upper management.

Policies, limits and methodologies are approved annually by the A&L Committee and/or the Board of Directors.

d.	Counterparty risk

As a result of our client activity, we have counterparty exposures generated by the probability that our customers default on their payments with respect to financial derivative agreements, as originally agreed. We set levels of credit risk by setting limits to the concentration of such risk in individual customers, groups of customers, and country and industry segments. Such risks are under permanent review by the Risk Division, and the limits per customer, groups of customers, products, and industry and country, are reviewed and approved at least once a year by our Board of Directors and our Senior Risk Committees.

Our exposure to credit risks is managed through a regular analysis of the customers’ capacity and potential customers compliance with payment obligations in accordance with contractual terms of such loans, and is mitigated by obtaining guarantees.

We have strict controls over open positions in derivative agreements directly negotiated with counterparties, Our exposure to credit risk is managed as part of our limits for loans to clients, jointly with potential exposures caused by market fluctuations.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

e.	Market Risk

Measurement Tools: Market Risk

The market risk measurement is based on universally accepted tools to use and measure: Value at Risk, Sensitivity of Net Interest Income and Financial Margin among others, supplemented with stress testing market risk scenarios that analyze hypothetical and historical scenarios.

Value at Risk

The Bank uses a “Value at Risk” (VaR) model to quantify the market risk of Proprietary Trading and Market Making portfolios. Through this measure, the currency, interest rate, inflation and volatility risks inherent to trading activities are monitored, taking in account interactions and correlations between these risk factors. There were no changes made to VaR methodology or assumptions during 2012.

Annually, the board reviews and establishes the VaR limits for both portfolios. The Financial Risk Management Unit is responsible for calculating and reporting on its use.

The VaR is calculated using a historical simulation confidence level of 95% and a moving timeframe of 300 days.

Table 1 summarizes the VaR limits and historical consumptions statistics for 2012. The VaR limit is MCh$ 250 for Proprietary Trading Portfolio, and MCh$ 700 for Market Making Portfolio.

VaR (95%,1d)
	Limit	12/31/2012	Min	Average	Max

TRADING ACTIVITIES		541,550,411	237,390,760	517,588,400	941,108,670

Diversification Adjustment		(192,332,769)
Interest Rate		498,005,354	231,285,768	508,026,904	939,063,415
Currency		235,877,826	2,891,868	84,444,843	277,866,564

PROPRIETARY TRADING	250,000,000	190,242,827	5,659,991	88,932,087	284,322,183

Diversification Adjustment		(4,139,644)
Interest Rate		3,273,812	3,273,812	41,141,818	213,901,713
Currency		191,108,659	0	62,886,392	229,820,665

MARKET MAKING TRADING	700,000,000	473,796,037	237,620,560	492,369,067	785,262,052

Diversification Adjustment		(82,919,500)
Interest Rate		495,810,424	241,791,974	488,141,222	808,999,485
Currency		60,905,113	5,810,906	42,694,291	254,692,952

Table 1: VaR limits and historical consumptions statistics for 2012. Amounts are in Chilean pesos.

Diversification Adjustment; This takes into account the correlating effects of having assets in the portfolio whose asset values do not move up and down together

Interest rate: Value at Risk for interest rate risk at 95% confidence level

Currency: Value at Risk for currency risk at 95% confidence level

Graphically, VaR limits versus consumption on both portfolios are shown in the following graphs: As can be seen in figure 1, Proprietary Trading Portfolio VaR has exceeded the limit only once, on May 8th. Figure 2 shows that the Market Making Portfolio VaR limit which was exceeded on May 30th. Both excesses were properly reported to the Board.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Figure 1: Historical Proprietary Trading Portfolio VaR consumption. Amounts are in millions Chilean pesos.

Figure 2: Historical Market Making Portfolio VaR consumption. Amounts are in millions Chilean pesos

The determination of our VaR models as statistically appropriate is performed in accordance with Kupiec Excess frequency test and Basel Committee guidelines.

Over the course of the last 255 days since December 28th, 2012, the Proprietary Trading Portfolio losses exceeded VaR measure 4 times, as can be seen in figure 3. The excess frequency is 1.57%, meaning that the VaR model for this portfolio is measuring higher risk than the realized, according to the Kupiec Excess Frequency Test, as is shown in figure 4.

Using the same timeframe, the Market Making Portfolio losses exceeded VaR measure 16 times (figure 5), with an excess frequency of 6.27%. According to the Kupiec Excess Frequency Test, shown in figure 6, the VaR measure for Market Making Portfolio is in the acceptance zone.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Figure 3: Proprietary Trading Portfolio VaR consumption and actual losses.

Figure 4: Proprietary Trading Portfolio VaR measure Kupiec Excess Frequency Test

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Figure 5: Market Making Portfolio VaR consumption and actual losses.

Figure 6: Market Making Portfolio VaR measure Kupiec Excess Frequency Test

For the case of subsidiaries with proprietary positions, using the same VaR methodology to quantify market risk which is subject to the proprietary positions of subsidiaries, in the same way one can conclude that at year end 2012 the VaR reached the following uses:

Brokerage (CorpBanca Corredores de Bolsa).

• Total VaR : MCh$22.095, Limit MCh$250.000.

• Fixed income securities VaR : MCh$14.418, Limit MCh$200.000.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

• Stock VaR : MCh$5.743, Limit MCh$120.000.

• FX VaR : MCh$16.169,Limit MCh$45.000.

New York

• Total VaR : US$22, Limit ThUS$350.

General Funds Management (CorpBanca Administradora General de Fondos)

• Total VaR : MCh$3.544, Limit MCh$24.156.

Net Interest margin and Market value sensitivity

To supplement the provisions of the standard, the Bank uses the sensitivity of equity and net interest margin to quantify the interest rate risk of long and short term respectively.

Both measures include total assets and liabilities in the balance sheet with exception of the Trading Portfolios.

Interest rate sensitivity is measured:

•	On a contractual maturity date in the case of fixed income products
•	On the next date of repricing in the case of floating rate products

The following non paid assets and cost-free liabilities are registered as non-interest-rate-sensitive:

•	Cash flow
•	Other assets and liabilities
•	Deteriorated loans
•	Provisions
•	Capital and reserves

Changes in equity are determined by assuming a parallel shift of 100 pbs under interest rate structures. The calculation is made separately for national currency and foreign currency (USD and the rest of the currencies). The total risk is the sum of the absolute value of both items.

On an annual basis, the ALCO reviews and approves limits on interest rate risk. Short Term Limit: 7% Net Interest Margin, Long Term Limit: 17.5% of regulatory capital.

In December 2012 the use of both limits was 32% and 28% for the risk of short and long term, respectively. Meanwhile, “the average utilization” was 52% and 30% for the limit of short and long term.

Similarly to the case Corpbanca New York ALCO approved limits on interest rate risk. Short Term Limit: 17% Net Interest Margin, Long Term Limit: 25% of the Capital; the use of year-end 2012 was 40% and 1% respectively.

Stress Testing

Stress tests complement traditional measures of risk such as “VaR”, with emphasis on events that are “in the tail of the income distribution.” The stress testing program includes parallel and non-parallel movements in the yield curve, movements in inflation compensation structure, volatility shocks and historical settings.

In each scenario impacts are quantified: Basic Capital, Income and Capital Adequacy Index (Basel I), being calculated establishing proposals for actions to follow that are reported by Financial Risk Management at ALCO.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

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

As of December 31, 2011 and 2012

Other use of tools to manage risk

a. Currency risk

The Bank is exposed to exchange rate movements that are expressed or indexed to its financial positions and cash flows. Annually, the board sets limits for levels of net exposure by currency at the end of the day, which is monitored daily by Financial Risk Management.

Currency	Limit (Absolute Value) [USD]	Net Position [USD]	Inc. VaR 95% [Ch$]	VaR 95% [Ch$]

USD	45,000,000	- 39,677,779	67,110,351	190,203,750
EUR	20,000,000	13,625,647	- 660,629	58,810,012
JPY	10,000,000	114,163	- 432,493	430,389
GBP	10,000,000	29,045	24,495	103,541
AUD	5,000,000	5,194	12,123	25,419
MXN	5,000,000	35,187	- 2,068	179,826
PEN	5,000,000	-	-	-
BRL	5,000,000	- 2,447	- 9,607	15,265
COP	5,000,000	-	-	-

Table 2: Net foreign currency positions

Incremental VaR; Incremental VaR measures the impact of small changes in position through weighting scaled by portfolio rating.

VaR: Value at risk estimates, at 95% confidence level.

The VaR for the individual currencies will never be exceeded by such foreign currency´s net position at any date

The next figures present the historical currency exposures in USD, EUR and JPY, our most traded currencies.

Figure 7: Historical currency exposure in USD.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Figure 8: Historical currency exposure in EUR.

Figure 9: Historical currency exposure in JPY.

b. Interest rate risk

The Bank is exposed to volatility in the structure of market interest rates. As a result of changes in interest rates, margins may increase, but can also be reduced and even cause losses in the event that adverse movements are in force.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

The Board sets limits to the effects of mismatches in the banking book (which includes all positions that are not for trading) on the margin and on the economic value of its assets, compliance with which must be reported monthly to the Superintendency of banks and Financial Institutions.

At December 31, 2012, these limits were MCh$78,624 and MCh$337,314, for the risk of short and long term, respectively, and the exposure was MCh$27,370 and MCh$218,002 respectively.

The following table shows the structural exposure of interest rate assets and liabilities at their periods of change or renewal. Otherwise the expiration dates of the transactions (consolidated figures) are used.

Utilization
Short Term Interest Rate Risk	21,752
Inflation Risk	25,900
Fees at Risk	3,601
Long Term Interest Rate Risk	119,311
Interest Rate Optionality	—

Short Term Límit CP (35%)	78,624
Long Term Límit LP (27%)	337,314

at Risk (Short term)	51,253
Short Term Interest Rate Risk	21,752
Inflation Risk	25,900
Low Fees and Commissions Sens.	3,601

Short term Margin Exp	27,370
at Risk (Long term)	119,311
Long Term Interest Rate Risk	119,311
Interest Rate Optionality	-

Long Term Margin Exp.	218,002

at Risk (Short Term)	65%

at Risk (Long Term)	35%

Table 3: Exposure of the Book of Business (Banking). Figures in Millions of Pesos.

	CLP	CLF	USD							Market Value Sensitivity (MVS), 100 bps
Tenor	Net position	Net position	Net position	Yield Curve			Rate Shock			CLP	CLF	USD
1M	566,403	33,873	(55,715)	5.13%	10.69%	0.23%	1%	1%	1%	(220)	(12)	23
3M	(786,735)	194,864	(10,743)	5.13%	7.35%	0.25%	1%	1%	1%	1,213	(293)	18
6M	(548,592)	170,614	(2,302)	5.15%	4.68%	0.39%	1%	1%	1%	1,882	(589)	8
9M	(121,601)	133,520	11,521	5.19%	3.60%	0.59%	1%	1%	1%	685	(771)	(70)
1Y	(201,794)	165,375	6,997	5.23%	3.01%	0.74%	1%	1%	1%	1,570	(1,338)	(59)
2Y	101,841	268,404	(13,010)	5.27%	2.65%	0.36%	1%	1%	1%	(1,311)	(3,678)	188
3Y	(114,990)	35,388	7,983	5.33%	2.44%	0.44%	1%	1%	1%	2,330	(789)	(191)
4Y	187,262	77,311	12,313	5.36%	2.34%	0.55%	1%	1%	1%	(5,016)	(2,356)	(406)
5Y	195,991	(37,279)	5,666	5.40%	2.28%	0.72%	1%	1%	1%	(6,370)	1,425	(235)
7Y	109,659	271,866	19,581	5.46%	2.28%	1.03%	1%	1%	1%	(4,349)	(13,311)	(1,044)
10Y	73,173	111,304	54,947	5.54%	2.34%	1.53%	1%	1%	1%	(3,540)	(7,181)	(3,818)
15Y	48,009	442,671	25,066	5.61%	2.41%	2.12%	1%	1%	1%	(2,688)	(37,278)	(2,190)
20Y	15	232,444	-	5.68%	2.47%	2.52%	1%	1%	1%	(1)	(23,525)	-
+20Y	20	(490,002)	-	5.71%	2.50%	2.65%	1%	1%	1%	(1)	53,025	-
	(491,339)	1,610,353	62,304							(15,816)	(36,671)	(7,776)

MVS	60,260

Table 4: Term structure, Book of Business Assuming that assets and financial liabilities at December 31, 2012 remain to maturity without any action by the Bank to alter the exposure to interest rate risk, an immediate and sustained increase in market interest rates of 1 % during expiration would reduce net income by approximately MCh$60,260.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Table 3 and Table 4 reflect the regulatory limits on the banking book exposures. Short term limits reflect the exposure affecting the:

(i)	net interest margin based on the bank’s structural position
(ii)	the bank’s structural position caused by inflation
(iii)	fees at risk when key prices and rate are subject to a change determined by the regulation

This measure cannot exceed the average margin of interest and inflation P&L accumulated during the past twelve months in a certain percentage that is defined by the bank’s board of Directors and reflects the bank’s willingness to accept short term interest risk.

Note in table 3 the limit consumption is 65 % at 78.624 million pesos. Investors should view these limits as the maximum volatility on the bank’s net interest margin (amount) that the bank administration is willing to face.

Long term limits reflect the effect of market value sensitivity on the balance sheet. The limit consumption can be seen on table 3 with 35% consumption at 337.314 million pesos. Each long term limit includes an unexpected variation in key prices and rates that is set by our regulator and reflects the change caused by inflation and yield curve / term structure of interest rates in a stressed scenario. Investors should view these limits as the sum of effects that may impact the value of our stock under a common stress scenario defined by our regulator, which offers a common benchmark for the industry.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

c. Market risk (Trading Book)

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

The regulatory limit established that the regulatory capital must be sufficient to cover the sum of 8% of risk weighted assets for credit and market risk. As of December 31, 2012, exposure to interest rate risk was: trading book, MCh$43,470; currency risk, MCh$7,737; and MCh$781 for optionality risk.

Utilization
Interest Rate Risk	43,470
Currency Risk	7,737
IR Option Risk	727
FX Option Risk	54

Market Risk Exposure	51,988

Credit Risk Exposure (8% of Risk Weighted Assets)	919,553

Effective Capital	1,270,202
Available Margin	350,649

Table 5: Figures for the bank, millions of Chilean Pesos.

2.3 Quantitative and Qualitative Disclosures About Liquidity Risk

Measurement Tools: Liquidity Risk

The tools used to measure and control liquidity risk are:

-Mismatches accumulated at different times

-Coverage Ratios: Current assets / liabilities

-Concentration of depositors

-Liquidity Stress Testing

Finally, on the basis of continuous monitoring, the Bank reviews all aspects of the liquidity management process in light of potential risks to which it is exposed in this area. The liquidity contingency planning is an integral component of this review, and aims to provide a framework for establishing appropriate actions in event of a liquidity crisis. For this purpose the bank has a “Liquidity Contingency Plan” which is reviewed and approved annually by the Board of Director and ALCO.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Accumulated mismatches reported to December 31, 2012 are as follows:

Term	7 Days	15 Days	30 Days	60 Days	90 Days	180 Days	360 Days	>> 360 Days	Total Bandas
Liabilities without maturity	(318,340)	(1,455)	(2,960)	(5,915)	(8,855)	(17,131)	(21,026)	(418,155)	(793,837)
Unconditional Money-term Savings	(203)	(314)	(314)	(397)	(397)	(531)	(478)	-	(2,635)
Giro term savings Deferred	(28)	(39)	(39)	(53)	(53)	(50)	(71)	(5,177)	(5,509)
Liabilities to Central Bank	-	-	-	(52,802)	(81,481)	-	-	-	(134,283)
Lines with the Central Bank	-	-	-	-	-	-	-	-	-
Interbank and covenants	-	-	-	-	-	-	-	-	-
Lines with domestic banks	-	-	-	-	-	-	-	-	-
Deposits and repos	(303,819)	(401,503)	(646,940)	(972,574)	(743,220)	(1,151,737)	(1,048,527)	(949,146)	(6,217,466)
Correspondent banks	(14,826)	(9,633)	(11,985)	(96,220)	(26,549)	(253,837)	(61,506)	(41,140)	(515,696)
Credit lines with foreign banks	-	-	-	-	-	-	-	-	-
Liabilities Lyrics	(5,174)	-	-	(1,331)	(1,048)	(6,075)	(12,002)	(160,175)	(185,805)
Long-term debt	(16,700)	(5,796)	-	(5,416)	-	(123,447)	(35,067)	(2,254,701)	(2,441,127)
Other liabilities	(158,085)	-	(57)	(56,989)	(90)	(308)	(1,904)	(9,044)	(226,477)
Other lines of credit	-	-	-	-	-	-	-	-	-
Cash outflows	(817,175)	(418,740)	(662,295)	(1,191,697)	(861,693)	(1,553,116)	(1,180,581)	(3,837,538)	(10,522,835)
Funds available	657,740	-	-	-	-	-	-	-	657,740
Financial Investments (Trading and Available for Sale)	383,759	321,708	160,705	-	-	-	-	-	866,172
Interbank loans	-	-	-	-	-	-	-	-	-
Lines with domestic banks	-	-	-	-	-	-	-	-	-
Commercial loans without credit lines	131,598	96,878	269,626	318,874	388,974	591,203	712,473	4,500,068	7,009,694
Overdraft loans of credit and commercial	(5,722)	(5,722)	(4,904)	(1,635)	(2,452)	3,270	3,270	62,938	49,043
Consumer loans without credit lines	199	2,667	4,397	12,569	13,950	45,204	92,908	327,034	498,929
Overdraft loans of credit and consumption	(1,047)	(785)	(785)	(785)	(523)	1,047	262	19,624	17,007
Housing mortgage loans	-	5,253	2,866	9,043	9,165	28,521	55,131	1,893,551	2,003,530
Term Financial Investments	-	-	929	-	-	-	1,005	9,053	10,988
Other credit transactions or commitments without lines of credit	106,553	-	-	-	-	-	-	-	106,553
Other lines of credit	-	-	-	-	-	-	-	-	-
Derivative contracts	(912)	100	(7,073)	834	7,001	728	3,110	21,545	25,333
Cash inflows	1,272,168	420,099	425,761	338,900	416,115	669,973	868,159	6,833,813	11,244,989

Static cash Flows	454,993	1,359	(236,534)	(852,797)	(445,578)	(883,143)	(312,422)	2,996,275

Cumulative Cash Flows	454,993	456,352	219,818	(632,979)	(1,078,557)	(1,961,700)	(2,274,122)	722,153

	Total 30 days	Total 90 days
Internal limiting	834,327	1,668,653

Internal clearance	1,054,148	590,098

Table 6: Accumulated mismatches. Figures in millions of Chilean Pesos.

Operational Risk

CorpBanca adopts the Basel Committee’s definition of operational risk, which is presented below:

“The risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events”.

These risks, if not handled appropriately, can result in service unavailability, information deficiencies, financial losses, increased costs, loss of professional reputation or failure to maintain or increase market share.

For its operational risk management, CorpBanca has established and imposed an appropriate structure of responsibilities, which is detailed below:

2.4 Quantitative and Qualitative Disclosures About Operational Risk

Operational Risk Management Roles and Responsibilities:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Board of Directors

The Board of Directors must ensure that the management mechanisms used to manage operational risk, such as the definition of roles and responsibilities (outlined in this policy), are consistent with the guidelines laid out by our shareholders on this subject.

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

Division Management

The Division Management areas are in charge of managing operational risk within their respective divisions. Their responsibilities, among others, include:

•	Implementing operational risk policy in their respective business units.
•	The more significant operational risk management responsibilities within their respective divisions include the following activities:
¡	Risk awareness.
¡	Risk assessment (both qualitative and quantitative).
¡	Risk improvement.
¡	Providing direct support in the monitoring of their business unit’s operational risk.

I.	Operational Risk Management Process

The CorpBanca Operational Risk Management model takes into account the following activities or roles:

Creation of Risk Awareness

1 Training and communication

Communicating and providing ongoing training with respect to the threats faced by our business, along with business-oriented training: such activities are crucial to meeting objectives. Operational risks assessment is based on identifying potential threats to the business process, assessing their impact, and conducting a subsequent evaluation of the controls needed to mitigate operational risk.

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

As of December 31, 2011 and 2012

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

In determining risk assets with conversion factors on notional values, we take into account all derivative securities negotiated off-exchange, thereby obtaining a credit risk exposure amount (or “credit equivalent”). The off-balance contingent loans are also considered to be “credit equivalent” in terms of weighting.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

For the years ended December 31, 2011 and 2012 the ratio of assets and risk weighted assets is as follows:

	Notes	Consolidated Assets		Risk-Weighted Assets
		2012	2011	2012	2011
		MCh$	MCh$	MCh$	MCh$
On-Balance Sheet Assets (net of provisions):
Cash and deposits in banks	4	520,228	265,747	-	-
Cash in the process of collection	4	123,777	96,230	57,291	29,338
Trading portfolio financial assets	5	159,898	166,039	43,966	46,149
Investments under agreements to resell	6	21,313	23,251	21,313	23,251
Derivative financial instruments		634,698	559,847	421,033	396,927
Loans and receivables to banks	8	482,371	304,098	89,341	93,861
Loans and receivables to customers, net	9	9,993,890	6,711,945	9,372,147	6,264,216
Financial investments available-for-sale	10	1,112,435	843,250	169,123	142,059
Financial investments held-to-maturity	10	104,977	21,962	104,977	21,962
Investments in other companies	11	5,793	3,583	5,793	3,583
Intangible assets		280,597	12,239	280,597	12,240
Property, plant and equipment, net	13	65,086	57,225	65,086	57,223
Income taxes	14	-	6,278	-	628
Deferred income taxes	14	37,144	25,080	3,714	2,508
Other assets	15	149,903	102,775	149,903	102,775
Off-Balance sheet assets:		-		-
Contingent loans		1,185,300	744,672	711,180	446,803

Total risk-weighted assets		14,877,410	9,944,221	11,495,465	7,643,524

		Amount		Ratio
		2012	2011	2012	2011
		MCh$	MCh$
Basic Capital		954,157	739,793	6.41%	7.44%
Effective Equity		1,282,414	1,118,908	11.16%	14.64%

Risk Concentration

The Bank operates mainly in Chile, so most of its financial instruments are concentrated in that country. See Note 9 of the financial statements for a detail of the concentration of the Bank’s loans accounts receivable by industry.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 35 -    MATURITY OF ASSETS AND LIABILITIES

a)	Maturity of financial assets

Below are the main financial assets grouped according to their remaining terms, including interest accrued as of December 31, 2011 and 2012. As these are trading or available-for-sale securities, they are included at fair value and under the term at which they may be sold.

		As of December 31, 2011
	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Trading portfolio financial assets	6	24,551	15,915	100,032	13,472	6,299	5,770	166,039
Investments under agreements to resell	7	19,360	1,344	864	1,683	-	-	23,251
Derivative financial instruments	8	16,526	31,953	39,665	30,473	66,273	64,092	248,982
Loans and receivables to banks	9	217,124	22,836	10,241	17,379	36,518	-	304,098
Loans and receivables to customers(*)	10	597,076	495,860	1,107,380	1,274,972	1,542,713	1,627,312	6,645,313
Commercial loans		556,368	462,281	969,521	998,917	1,320,132	785,394	5,092,613
Mortgage loans		2,012	7,557	32,330	106,697	168,890	840,543	1,158,029
Consumer Loans		38,696	26,022	105,529	169,358	53,691	1,375	394,671
Financial investments available-for-sale	11	66,861	76,586	191,473	224,834	247,624	35,872	843,250
Financial investments held-to-maturity	11	11,122	-	1,777	2,960	5,190	913	21,962

(*) Excluding the amounts for which the maturity date has expired, totaling MCh$66,632 as of December 31, 2011.

		As of December 31, 2012
	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Trading portfolio financial assets	6	36,133	13,412	1,664	18,082	35,751	54,856	159,898
Investments under agreements to resell	7	7,767	11,722	1,824	-	-	-	21,313
Derivative financial instruments	8	25,733	21,105	32,710	75,228	50,017	63,234	268,027
Loans and receivables to banks	9	390,928	9,080	10,310	23,979	48,074	-	482,371
Loans and receivables to customers(*)	10	1,375,708	1,688,337	2,141,415	1,352,126	1,335,250	1,993,429	9,886,265
Commercial loans		1,156,968	1,630,872	1,903,044	960,963	804,830	870,390	7,327,067
Mortgage loans		50,698	29,203	128,536	131,893	200,807	972,094	1,513,231
Consumer Loans		168,042	28,262	109,835	259,270	329,613	150,945	1,045,967
Financial investments available-for-sale	11	15,820	63,112	308,513	126,939	395,138	202,913	1,112,435
Financial investments held-to-maturity	11	15,617	5,480	19,916	9,756	19,239	34,969	104,977

(*) Excluded the amounts for which the maturity date has expired, totaling MCh$107,625 as of December 31, 2012.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

b)	Maturity of financial liabilities

Below are the main financial liabilities grouped according to their remaining terms, including interest accrued to December 31, 2011 and 2012:

		As of December 31, 2011
	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Obligations under repurchase agreements	7	61,271	15,151	53,057	1,070	-	-	130,549
Time deposits and saving accounts (*)	17	1,955,951	1,482,915	1,281,733	79,164	821	15,087	4,815,671
Derivative financial instruments	8	12,689	25,121	33,841	29,975	37,697	27,549	166,872
Borrowings from financial institutions	18	79,992	132,937	430,619	20,078	-	-	663,626
Debt issued	19	6,615	3,762	88,905	172,023	553,156	698,312	1,522,773

(*) Exclude term savings accounts totaling MCh$8,707 during 2011.

		As of December 31, 2012
	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Obligations under repurchase agreements	7	124,448	133,273	-	-	-	-	257,721
Time deposits and saving accounts (*)	17	2,602,869	2,055,648	2,107,375	428,645	69,325	28,243	7,292,105
Derivative financial instruments	8	25,784	20,444	33,183	52,228	43,275	18,930	193,844
Borrowings from financial institutions	18	189,695	239,595	396,453	138,451	5,327	-	969,521
Debt issued	19	3,782	4,473	127,898	215,848	540,976	993,627	1,886,604

(*) Exclude term savings accounts totaling MCh$390,570 during 2012.

NOTE 36 -     LEASING – LOANS AND RECEIVABLES TO CUSTOMERS

The following table reflects the maturity of leasing contracts as of December 31, 2011 and 2012.

				As of December 31
				2011	2012
				Net Leasing	Net Leasing
	Note			MCh$	MCh$
Up to 1 month				12,392	11,310
From 1 month to 3 months				14,957	16,100
From 3 months to 1 year				60,557	65,168
From 1 year to 3 years				95,458	106,679
From 3 years to 6 years				42,630	55,647
Over 6 years				64,256	83,949

Total	9	(	*)	290,250	338,853

(*) Includes commercial leasing transactions of MCh$289,392, mortgage leasing transactions of MCh$137 and consumer leasing transactions of MCh$721 as of December 2011.

(*) Includes commercial leasing transactions of MCh$338,018 mortgage leasing transactions of MCh$58 and consumer leasing transactions of MCh$777 as of December 2012.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 37— FOREIGN CURRENCY POSITION

Assets and liabilities denominated in foreign currencies or indexed to changes in exchange rates are summarized below:

	Payable in		Payable in
	Foreign currency		Chilean Peso (*)		Total
	12.31.12	12.31.11	12.31.12.12	12.31.11	12.31.12	12.31.11
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ASSETS
Cash and due from banks	818,436	366,264	-	-	818,436	366,264
Cash in the process of collection	55,572	92,528	-	-	55,572	92,528
Trading portfolio financial assets	218,875	3,486	-	-	218,875	3,486
Investments under agreements to resell	150	330	-	-	150	330
Derivative financial instruments	333,586	227,505	-	-	333,586	227,505
Loans and receivables to customers and banks	6,733,753	2,224,309	12,647	14,524	6,746,400	2,238,833
Financial investments available-for-sale	503,817	13,795	15,289	65,409	519,106	79,204
Held to maturity investments	198,009	-	-	-	198,009	-
Investments other companies	4,612	-	-	-	4,612	-
Intangible assets	48,508	312	-	-	48,508	312
Property, plant and equipment, net	19,714	217	-	-	19,714	217
Current taxes	-	-	-	-	-	-
Deferred income taxes	17,403	1,254	-	-	17,403	1,254
Other assets	80,430	16,984	-	-	80,430	16,984

TOTAL ASSETS	9,032,865	2,946,984	27,936	79,933	9,060,801	3,026,917

LIABILITIES
Current accounts and demand deposits	808,872	198,466	-	-	808,872	198,466
Cash in the process of collection	45,968	29,158	-	-	45,968	29,158
Obligations under repurchase agreements	28,080	1,293	-	-	28,080	1,293
Time deposits and saving accounts	4,899,334	1,472,443	2	1	4,899,336	1,472,444
Derivative financial instruments	209,508	128,268	-	-	209,508	128,268
Borrowings from financial institutions	2,024,432	1,278,536	-	-	2,024,432	1,278,536
Debt issued	161,869	-	-	-	161,869	-
Other financial obligations	3,276	-	2,970	5,449	6,246	5,449
Current taxes	18,077	-	-	-	18,077	-
Deferred income taxes	30,574	-	-	-	30,574	-
Provisions	113,939	3,550	-	-	113,939	3,550
Other Liabilities	60,157	2,639	-	-	60,157	2,639

TOTAL LIABILITIES	8,404,086	3,114,353	2,972	5,450	8,407,058	3,119,803

(*)	Includes transactions denominated in foreign currencies but that are settled in pesos.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

NOTE 38— SUBSEQUENT EVENTS

CORPBANCA

a)	Bond Issue

On January 10, 2013, the terms were agreed to for a bond issuance in the international markets up to an amount of MUS $800 for a 5 year term, with repayment at maturity and interest payments of 3.125% payable semi-annually in the months July and January of each year.

Such bonds were registered with the Securities and Exchange Commission (SEC) under the rules of the Securities Act of the United States of America of 1933.

The senior unsecured notes were placed at a yield of 3.24% per year, equivalent to a spread of 245 basis points per year over the Treasury rate of U.S. five years.

As stated in the prospectus supplement filed with the SEC, the net amount of the placement will be used by the bank to increase its market placements and fund other general corporate activities.

b)	Capital Increase

At the Extraordinary Board of Directors Meeting held on January 15, 2013, it was agreed to publicly communicate the share price for the issuance of 47,000,000 no par value ordinary shares agreed to at the Extraordinary Shareholders Meeting held on November 6, 2012. The share price was set at $6.25. It was also communicated that the preferential rights period was extended for a period of 30 days (from January 16, 2013 to February 14, 2013) per share.

On January 16, 2013, the shareholders, Corp Group Banking S.A., Inmobiliaria de Inversiones Saga Ltda., and RCC Private Investment Fund, communicated to the Bank that they have irrevocably decided to not exercise their preferential right to subscribe to 10,466,310,111 shares entitled under the share issuance mentioned in the preceding paragraph.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Also a total of 12,015,233,260 shares were placed through the Santiago Stock Exchange, through a mechanism called auction order book.

On February 7, 2013, the International Finance Corporation (IFC), IFC Capitalization Fund, LP, and IFC African, Latin American and Caribbean Fund, LP, all agencies of the World Bank Group, subscribed to and paid in, under the capital increase and within the preferential period, a total of 16,998,586,200 shares issued by CorpBanca, for a total amount of MCh$106,241. Such subscription and payment was added to the existing subscription announced by CorpBanca upon completion of the international road show that resulted in the placement of 10,680,200,621 shares.

c)	Increased participation in Corpbanca Investment Trust Colombia S.A. (CG Investment Columbia S.A.)

On January 25, 2013, CorpBanca acquired 413,012 shares from CG Investment Colombia S.A., resulting in an increase of its ownership interest to 92.36%.

d)	Board of Directors

At the Board of Directors Meeting held on February 15, 2013, the Annual Shareholder Meeting was scheduled for March 7, 2013. At such meeting the distribution as dividends of 50% of 2012 net income in the amount of MCh$60,040, equivalent to $0.17 dividend per share, was approved.

At the Annual Shareholders Meeting, held on March 7, 2013, the entire Board of Directors of Corbpanca S.A. was elected. The new 9 members of the Board and 2 alternate directors elected were as follows:

Bank:

Nine Board Members

–	Jorge Andrés Saieh Guzmán
–	Gustavo Arriagada Morales
–	Hugo Verdegaal
–	José Luis Mardones Santander
–	Jorge Zelume Zaror
–	Fernando Aguad Dagach

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

4–	Francisco León Délano
–	Francisco Mobarec Asfura
–	Rafael Guilisasti Gana

Two Alternate Directors

–	María Catalina Saieh Guzmán
–	Ana Holuigue Barros

At the Extraordinary Boards of Directors Meeting of CorpBanca S.A. held on March 12, 2013, the Chairman, First and Second Vice Chairman of the Board, were elected as follows:

–	Jorge Andres Saieh Guzman Chairman
–	Fernando Aguad Dagach First Vice Chairman
–	Jorge Selume Zaror Second Vice Chairman

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

On January 9, 2013, Corpbanca Administradora General de Fondos S.A. adjusted the portfolio of the mutual fund named Corp Custodia, due to an excess of 0.1% in value of the portfolio over the limit required by Circular No. 1990 and Circular No. 1579, both issued by the SVS.

This adjustment resulted in a change in the value of mutual fund units between the dates sets forth in the following table:

Fund	Unit Value 07/01/2013	Unit Value 08/01/2013	Variation%
CORP CUSTODIA SERIE UNICA	1,063.6715	1,065.0413	0.1288

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

a)	Guarantees given

On January 7, 2013, Corpbanca Administradora General de Fondos provided the following guarantees to ensure the fulfillment of its obligations as investment manager in accordance with Article 226 of the Stock Market Law 18,045. The guarantees will be effective for the period from January 10, 2013 to January 10, 2014:

N°	Beneficiary	UF Coverage
40123423	Fondo Mutuo Corp Acciones Chilenas	10,000
40123725	Fondo Mutuo Corp Acciones Latinoamerica	10,000
40123814	Fondo Mutuo Corp Ahorro Internacional	10,000
40123903	Fondo Mutuo Corp Asia	10,000
40123920	Fondo Mutuo Corp Bonos Corporativos	10,000
40124098	Fondo Mutuo Corp Capital Alto Crecimiento	10,000
40124128	Fondo Mutuo Corp Capital Balanceado	10,000
40124152	Fondo Mutuo Corp Capital Moderado	10,000
40124187	Fondo Mutuo Corp Commodities	10,000
40124195	Fondo Mutuo Corp Custodia	10,000
40124217	Fondo Mutuo Corp Depósito	10,000
40124233	Fondo Mutuo Corp Eficiencia	10,000
40124241	Fondo Mutuo Corp Emea	10,000
40124268	Fondo Mutuo Corp Europa	10,000
40125388	Investment A	10,000
40125434	Fondo Mutuo Corp Investment C	10,000
40125507	Investment D	10,000
40125515	Más Ingreso	10,000
40125531	Oportunidad Dólar	10,000
40125574	Fondo Mutuo Corp Selección Nacional	10,000
40125604	Selecto Global	10,000
40125620	USA	10,000
40125680	Más Valor	11,000
40125698	Más Patrimonio	22,000
40125744	Más Futuro	22,000
40125760	Selecto	27,000
40142665	Oportunidad	68,000
40125779	FIP Corp Rentas Inmobiliarias.	10,000
40125795	FIP Corp Full Depósito I	10,000
40142770	Clientes de Administración de Cartera de Terceros	128,000

b)	Board of Directors

At the Twenty-Eighth Annual Shareholders Meeting, held on April 5, 2013, the proposal made by the Board of Directors to distribute as dividends, which will be paid in 2013, was approved.

c)	Liquidation of Mutual Fund called Corp Custodia

On May 8, 2013, the mutual fund called Corp Custody, was liquidated. All proceeds from the liquidation were distributed to the mutual fund participants on April 1, 2013.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

CORPBANCA CORREDORES DE BOLSA S.A

•

On January 7, 2013, an outstanding amount due to the shareholders as a result of the capital decrease of MCh$36,285 was paid as agreed to at the Extraordinary Shareholders Meeting held on September 26, 2012. The capital of Corpbanca Corredores de Bolsa S.A. after the capital decrease was MCh$38,514 divided into 1,111,721 no par value ordinary shares.

•	On January 31, 2013, Mr. Hugo Lavados Montes resigned as a member of the Board of Directors and Chairman of Corpbanca Corredores de Bolsa S.A., effective immediately.

•

At the Extraordinary Board of Directors Meeting of CorpBanca Corredores de Bolsa S.A. held on March 27, 2013, Mr. Cristian Donoso Larraín resigned as Chief Executive Officer of Corpbanca Corredores de Bolsa S.A. effective on April 30, 2013. At the same meeting Mr. Paul Meyer Black was elected as the new Chief Executive Officer of Corpbanca Corredores de Bolsa S.A. effective on May 1, 2013.

•	At the Twentieth Annual Shareholders Meeting of Corpbanca Corredores de Bolsa S.A. held on April 25, 2013, the Board of Directors, was elected as follows:

-Jose Francisco Sánchez Figueroa

-Alberto Selman Hasbún

-Jose Manuel Garrido Bouzo

-Cristian Canales Palacios

-Américo Becerra Morales

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

SMU CORP S.A

a)	Board of Directors

On March 27, 2013, Mr. José Manuel Concha Ureta resigned as a member of the Board of Directors of SMU CorpS.A.

b)	Capital Increase

At the Extraordinary Shareholders Meeting of SMU Corp S.A.held on March 12, 2013, it was approved to issue additional capital in the amount of MCh$3,040 through the issue of 3,800 no par value, of a single series shares. This issue shares will be subscribed to and paid in over a 2-year period from the date of this meeting.

BANCO CORPBANCA COLOMBIA S.A.

a)	Issuance of bonds

On February 7, 2013, two tranches of subordinated bonds for a total amount of MCop$250,000 (MUS$140) were issued in the Colombian capital markets. The first tranche was for MCop$146,000 (MUS$82) at an annual interest rate of 4% plus inflation and a maturity of 15 years. The second tranche was for MCop$104,000 (MUS$58) at an annual interest rate of 3.89% plus inflation and a maturity of 10 years.

b)	Dividend distribution

At the Shareholders’ Meeting of CorpBanca Investment Trust Colombia S.A. held during March 2013, it was agreed to distribute the 2012 net income as follows:

CorpBanca Investment Trust Colombia ..SA.
MM$COP
Net Income	9,818.0
Release of Fiscal Reserve	390.9

Total available Assembly	10,208.9

Reserve taxable income portfolio	466.6

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Banco CorpBanca Colombia .SA.
MM$COP
Net Income	136,413.8
For Legal Reserve	136,413.8

Total available Assembly	-

CorpBanca Investment Trust Colombia S.A.
MCop$
Net income	9,818
Release of Fiscal Reserve	391

Total distributable net income	10,209

Reserve for portfolio fiscal returns	(466)

Total available net income for distribution	9,743

Cash dividends for MCop$288 (dividend per share of $Cop38.29 for a total number of 7,510,522 shares) were paid in April 2013. Banco CorpBanca Colombia received MCop$272 and Corpbanca Chile received MCop$16. The remaining MCop$9,455 were transferred to the Fiscal Reserve.

At the Shareholders’ Meeting of Banco Corpbanca Colombia S.A., held in March 2013, it was agreed to transfer 100% of the 2012 net income for MCop$136,413.8 to the Fiscal Reserve.

c)	Other

In March 2013, Circular No. 050 issued on November 30, 2012 became effective. Such circular required to entities that are oversight by the Colombian Financial Superintendency to value their financial investments using information from price providers.

During 2012, the Colombian Financial Supertintendency issued regulations that will become effective in 2013, as follows:

Providers prices forValuations Circular 050 issued on November 30, 2012, amended external circulars numbers 006, 033 and 039 , and require entities to value financial investments using information from price providers.

Tax reform (Law 1607 issued on December 26, 2012).

The main changes to the Colombian tax reglation that will be effective in 2013 are as follows:

•	Income Tax and Supplement. This will reduce the corporate income taxe rate from 33% to 25% beginning on January 1, 2013.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

•

Income tax for equity CREE. Beginning on January 1, 2013, income tax for equity was created. (CREE for its Spanish acronym). The taxable base of the CREE would be similar to the taxable base of the Colombian income tax. However it does not allow the subtraction of tax credits and allows only certain of the tax exemptions permitted for the Colombian income tax. For the years 2013, 2014 and 2015, the applicable CREE tax rate will be 9% from 2016 on will be 8%.

•

CREE Exemptions. The CREE reduced the Payroll taxes from 9% to 4% as well as reduced the social security contributions. The CREE will also eliminate the 8.5% employer’ health contribution for those employees earning less than 10 minimum wages (approximately US$3.150 for 2012). Payroll taxes and social security reductions must be applicable before July 1, 2013.

CORPBANCA CORREDORES DE SEGUROS S.A.

a)	Board of Directors

At the Annual Shareholders Meeting of Corpbanca Corredores de Seguros S.A., held on March 08, 2013, the Board of Directors was elected as follows:

- Andres Covacevich Cornejo

- Americo Becerra Morales

- Francisco Guzman Bauza

- Pablo de la Cerda Merino

- Oscar Cerda Urrutia

b)	Dividend distributions

At the Sixteenth Annual Shareholders Meeting of Corpbanca Corredores de Seguros S.A., held on March 8, 2013, it was agreed to distribute 100% of the profits for the year 2012 as dividends.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012

Capital Increase

At the Extraordinary Shareholders’ Meeting of Corpbanca Corredores de Seguros S.A. held on March 8, 2013, a capital increase of MCh$ 5,764 through the issue of 295,428,604 registered no par value shares of a single series was agreed to. The shares were placed at a price of $ 19.510 each and were subscribed to and paid in during the month of April 2013.

CORPLEGAL S.A

Board of Directors

At The Board of Directors Meeting of Corplegal S.A., held on January 23, 2013, Mr. Oscar Cerda Urrutia resigned, as Director. At the same meeting Mr. Hector Neira Torres was elected as his replacement.

In the period between January 1 and May 15, 2013, date of issue of these financial statements, there have been no other subsequent events that could materially affect the financial statements.

Juan Vargas Matta	Fernando Massú Tare
Accounting Manager	Chief Manager