Form 20-F
period 2013-12-31
CORPBANCA/FI
filed 2014-05-15
CIK 1276671

ANNUAL REPORT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013

As filed with the Securities and Exchange Commission on May 15, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the fiscal year ended December 31, 2013

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	trends affecting our financial condition or results of operations;
•	our dividend policy;
•	changes in the participation of our shareholders or any other factor that may result in a change of control;
•	the amount of our indebtedness;
•	natural disasters;
•

changes in general economic, business, regulatory, political or other conditions in the Republic of Chile, or Chile, or the Republic of Colombia, or Colombia, or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Colombia, Chilean or Colombian companies or securities issued by Chilean companies;
•

the monetary and interest rate policies of the Central Bank of Chile (Banco Central de Chile), or the Central Bank of Chile, or the Central Bank of Colombia (Banco Central de Colombia), or the Central Bank of Colombia;

•	inflation or deflation;
•	unemployment;
•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;
•	unanticipated turbulence in interest rates;
•	movements in currency exchange rates;
•	movements in equity prices or other rates or prices;
•	changes in Chilean, Colombian and foreign laws and regulations;
•	changes in Chilean or Colombian tax rates or tax regimes;
•	competition, changes in competition and pricing environments;
•	our inability to hedge certain risks economically;
•	the adequacy of our loss allowances, provisions or reserves;
•	technological changes;
•	changes in consumer spending and saving habits;
•	successful implementation of new technologies;
•	loss of market share;
•	changes in, or failure to comply with applicable banking, insurance, securities or other regulations;
•	difficulties in successfully integrating recent and future acquisitions into our operations;
•	our ability to successfully integrate Helm Bank S.A. and its consolidated subsidiaries or Helm Bank, with our business;
•

consequences of the potential acquisition of a controlling interest in us by Itaú Unibanco Holding S.A, or Itaú Unibanco, as well as the merger of Banco Itaú Chile, or Itaú Chile, with and into us and the potential acquisition of Itaú BBA Colombia S.A., Corporación Financiera, or Itaú Colombia by us or the merger of Itaú Colombia with and into CorpBanca Colombia, S.A., or CorpBanca Colombia; and

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

ENFORCEMENT OF CIVIL LIABILITIES

We are a banking corporation organized under the laws of Chile. The majority of our directors or executive officers are not residents of the United States and a substantial portion of our assets and the assets of these persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or such persons or to enforce against them or us in the United States or other foreign courts, judgments obtained in the United States predicated upon the civil liability provisions of the federal securities laws of the United States.

No treaty exists between the United States and Chile for the reciprocal enforcement of court judgments. Chilean courts, however, have enforced final judgments rendered in the United States, subject to the review in Chile of the United States judgment in order to ascertain whether certain basic principles of due process and public policy have been respected, without reviewing the merits of the subject matter of the case. If a United States court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this judgment in Chile will be subject to the obtaining of the relevant “exequatur” (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law in force at that time, and consequently, subject to the satisfaction of certain factors. Currently, the most important of these factors are the absence of any conflict between the foreign judgment and Chilean laws (excluding for this purpose the laws of civil procedure) and public policies; the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances; the absence of any further means for appeal or review of the judgment in the jurisdiction where judgment was rendered; the Chilean courts’ determination that the United States courts had jurisdiction; that service of process was appropriately served on the defendant and that the defendant was afforded a real opportunity to appear before the court and defend its case; and that enforcement would not violate Chilean public policy.

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

As required by local regulations, our consolidated financial statements filed with the Chilean Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras), also referred to as the SBIF, have been prepared in accordance with Chilean accounting principles, or Chilean Bank GAAP, issued by the SBIF. Therefore, our consolidated financial statements filed with the SBIF have been adjusted to IFRS in order to comply with the requirements of the Securities and Exchange Commission, or the SEC. We have included herein certain information in Chilean Bank GAAP with respect to the Chilean financial system.

The selected consolidated financial information included herein as of December 31, 2013 and for the year ended December 31, 2013, together with the selected consolidated financial information as of December 31, 2009, 2010, 2011 and 2012 and for the years ended December 31, 2009, 2010, 2011 and 2012, is derived from, and presented on the same basis as, our consolidated financial statements prepared under IFRS and should be read together with such consolidated financial statements. Readers should exercise caution in determining trends based on prior annual reports. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—The Economy—Critical Accounting Policies and Estimates”.

As discussed in Note 3 “Relevant events” to our audited consolidated financial statements, on August 6, 2013, we acquired a majority interest in Helm Bank and, thus, it became one of our subsidiaries. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—The Economy—Acquisition of Helm Bank”.

Our auditors, Deloitte & Touche Auditores y Consultores Ltda., or Deloitte, an independent registered public accounting firm, have audited our consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013 in accordance with IFRS. See page F-1 to our consolidated financial statements for the 2013 report prepared by Deloitte.

Foreign Currency Markets

In this Annual Report, references to “$,” “US$,” “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos” or “Ch$” are to Chilean pesos, references to “UF” are to Unidades de Fomento and references to “Colombian pesos” or “COP$” are to Colombian pesos. The UF is an inflation-indexed, Chilean peso-denominated unit that is linked to and adjusted daily to reflect changes in the previous month’s Chilean Consumer Price Index of the Chilean National Statics Institute (Instituto Nacional de Estadísticas). As of December 31, 2013, one UF equaled US$44.28, Ch$23,309.56 and COP$85,195.76 and as of May 13, 2014, one UF equaled US$43.44, Ch$23,848.71 and COP$83,299.72. See “Item 5. Operating and Financial Review and Prospects”.

This Annual Report contains translations of certain Chilean peso amounts into U.S. dollars and Colombian pesos at specified rates solely for the convenience of the reader. These translations should not be construed as representations that such Chilean peso amounts actually represent such U.S. dollar or Colombian pesos amounts, were converted from U.S. dollars or Colombian pesos amounts at the rate indicated in preparing our financial statements or could be converted into U.S. dollars or Colombian pesos amounts at the rate indicated or any particular rate at all. Unless otherwise indicated, such U.S. dollar and Colombian pesos amounts have been translated from Chilean pesos based on our own exchange rate of Ch$526.41 and COP$1,924.34, respectively, per US$1.00 as of December 31, 2013.

Specific Loan Information

Unless otherwise specified, all references in this Annual Report to total loans are to loans and financial leases before deduction for allowances for loan losses, and they do not include loans to banks or unfunded loan commitments. In addition, all market share data and financial indicators for the Chilean banking system when compared to CorpBanca’s financial information, presented in this Annual Report or incorporated by reference into this Annual Report are based on information published periodically by the SBIF, which is published under Chilean Bank GAAP and prepared on a consolidated basis. Non-performing loans include the principal and accrued interest on any loan with one installment more than 90 days overdue. Impaired loans include those loans on which there is objective evidence that customers will not meet some of their contractual payment obligations. Past due loans include all installments and lines of credit more than 90 days overdue, provided that the aggregate principal amount of such loans is not included. Under IFRS, a loan is evaluated on each financial statement reporting date to determine whether objective evidence of impairment exists. A loan will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after the initial recognition of the loan, and such event or events have an impact on the estimated future cash flows of such loan that can be reliably estimated. It may not be possible to identify a single event that was the individual cause of the impairment. An impairment loss relating to a loan is calculated as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the effective interest rate. Individually significant loans are individually tested for impairment. The remaining financial assets are evaluated collectively in groups with similar credit risk characteristics. The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. In the case of loans recorded at amortized cost, the reversal is recorded in income. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information —Classification of Banks and Loans; Allowances and Provisions for Loan Losses.” This disclosure is consistent with IFRS.

According to Decree with Force of Law No. 3 of 1997, as amended, or the Chilean General Banking Law, a bank must have effective net equity of at least 8% of its risk weighted assets, net of required allowance for loan losses, paid in capital and reserves, and basic capital (capital básico), of at least 3% of its total assets, net of required allowance for loan losses.

For these purposes, the effective net equity of a bank is the sum of (1) the bank’s basic capital, (2) subordinated bonds issued by the bank valued at their issue price for an amount of up to 50% of its basic capital; provided that the value of the bonds shall decrease by 20% for each year that elapses during the period commencing six years prior to their maturity and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk weighted assets to the extent voluntary allowances exceed those that banks are required to maintain by law or regulation; minus (4) certain deductions to be made in accordance with provisions of chapter 12-1 of the Regulations (Recopilación Actualizada de Normas) of the SBIF.

Rounding and Other Matters

Certain figures included in this Annual Report and in our audited consolidated financial statements as of and for the year ended December 31, 2013 have been rounded for ease of presentation. Percentage figures included in this Annual Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Annual Report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2013. Certain other amounts that appear in this Annual Report may similarly not sum due to rounding.

Inflation figures relating to Chile are those reported by the Chilean National Statistics Institute (Instituto Nacional de Estadísticas), unless otherwise stated herein or required by the context. Inflation figures relating to Colombia are those reported by the Colombian National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística), unless otherwise stated herein or required by the context. See “—Exchange Rate Information” below.

In this Annual Report, all macro-economic data related to the Chilean economy is based on information published by the Central Bank of Chile and all macro-economic data related to the Colombian economy is based on information published by the Central Bank of Colombia. All market share and other data related to the Chilean financial system is based on information published by the SBIF as well as other publicly available information and all market share and other data related to the Colombian financial system is based on information published by the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia) as well as other publicly available information. As of January 1, 2009, the SBIF publishes the consolidated risk index of the Chilean financial system on a monthly basis. The Colombian Superintendency of Finance publishes every month the consolidated data required to calculate the risk index of the Colombian banking system (loan loss allowances and total loans).

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

As of December 31, 2013, the U.S. dollar exchange rate used by us was Ch$526.41 per US$1.00.

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for the periods set forth below, as reported by the Central Bank of Chile.

	Daily Observed Exchange Rate (Ch$ per US$)(1)
	Low(2)	High(2)	Average(3)	Period-End(4)
Year ended December 31,
2009	491.09	643.87	559.67	506.43
2010	468.37	549.17	510.38	468.37
2011	455.91	533.74	483.36	521.46
2012	469.65	519.69	486.75	478.60
2013	466.50	533.95	495.00	523.76

Quarterly period
2012 1st Quarter	475.29	519.20	489.53	489.76
2012 2nd Quarter	482.12	519.69	496.40	509.73
2012 3rd Quarter	469.65	501.84	482.97	470.48
2012 4th Quarter	471.54	484.48	477.62	478.60
2013 1st Quarter	470.67	479.96	472.50	472.54
2013 2nd Quarter	466.50	514.38	484.38	503.86
2013 3rd Quarter	496.49	516.83	507.47	502.97
2013 4th Quarter	493.36	533.95	516.00	523.76
2014 1st Quarter	524.61	573.24	551.48	550.53

Month ended
October 2013	493.36	508.58	500.81	508.58
November 2013	507.64	528.19	519.25	528.19
December 2013	523.76	533.95	529.45	523.76
January 2014	524.61	550.53	537.03	547.22
February 2014	546.94	563.32	554.41	563.32
March 2014	550.53	573.24	563.84	550.53
April 2014	544.96	563.76	554.64	560.56
May 2014(5)	551.36	566.88	561.12	551.36

Source: Central Bank of Chile

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.
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

(5)	The information for May 2014 is as of May 13, 2014.

The following table sets forth the annual low, high, average and period-end exchange rate for U.S. dollars for the periods set forth below under our policy to calculate our own exchange rate:

	Bank’s Exchange Rate Ch$ per US$1
	Low(2)	High(2)	Average(3)	Period-End
Year ended December 31,
2009	490.77	640.60	559.16	507.52
2010	467.78	547.94	510.18	467.78
2011	455.87	535.03	483.49	519.08
2012	469.68	518.65	486.68	479.16
2013	466.48	533.95	495.31	526.41

Quarterly period
2012 1st Quarter	475.70	518.65	489.24	488.93
2012 2nd Quarter	481.46	518.46	497.15	501.07
2012 3rd Quarter	469.68	499.48	482.48	473.94
2012 4th Quarter	472.30	484.83	477.88	479.16
2013 1st Quarter	470.39	475.26	472.36	471.89
2013 2nd Quarter	466.48	513.66	484.94	507.89
2013 3rd Quarter	494.43	518.64	507.42	504.22
2013 4th Quarter	493.53	533.95	516.37	526.41
2014 1st Quarter	526.84	573.21	551.91	550.62

Month ended
October 2013	493.53	508.66	501.29	506.77
November 2013	512.57	531.36	520.52	531.36
December 2013	524.02	533.95	529.08	526.41
January 2014	526.84	556.39	538.52	556.39
February 2014	547.04	563.89	554.43	557.66
March 2014	550.62	573.21	563.55	550.62
April 2014	544.80	564.85	555.44	564.85
May 2014(4)	549.03	567.56	559.07	549.03

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.
(4)	The information for May 2014 is as of May 13, 2014.

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

All payments made within Chile in foreign currency in connection with ADSs through the Formal Exchange Market must be reported to the Central Bank of Chile by the entity participating in the transaction. In the event there are payments made outside of Chile, the foreign investor must provide the relevant information to the Central Bank of Chile directly or through an entity of the Formal Exchange Market within the first ten calendar days of the month following the date on which the payment was made.

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

	For the fiscal years ended December 31,
	2009	2010	2011	2012	2013	2013 (1)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$
	(in millions of Ch$, in thousands of US$)(2)
Interest income	314,115	387,639	528,622	762,992	1,007,106	1,913,159
Interest expense	(120,727)	(163,229)	(335,622)	(506,116)	(549,416)	(1,043,704)

Net interest income	193,388	224,410	193,000	256,876	457,690	869,455

Net service fee income	43,261	58,221	60,362	85,644	117,977	224,116
Trading and investment, foreign exchange gains and other operating income	59,285	44,033	80,469	104,398	127,039	241,331
Total operating expenses	(122,667)	(132,683)	(152,706)	(253,644)	(362,145)	(687,952)
Income attributable to investments in other companies	445	296	250	367	1,241	2,357
Provisions for loan losses	(71,271)	(52,351)	(40,754)	(51,575)	(102,072)	(193,902)
Income before income taxes	102,441	141,926	140,621	142,066	239,730	455,405
Income taxes	(16,249)	(20,353)	(23,303)	(22,913)	(64,491)	(122,511)

Net income for the year	86,192	121,573	117,318	119,153	175,239	332,895
Net income per common share (3)	0.39	0.54	0.51	0.43	0.46	0.0009
Dividend per common share (4)	0.39	0.54	0.52	0.49	0.18	0.0003
Dividends per ADS (4) (5)	583	804	787	736	265	0.50
Shares of common stock outstanding (in thousands)	221,236,558.2	226,906,772.0	226,909,290.6	250,358,194.2	340,358,194.2	–

(1)

Amounts stated in U.S. dollars as of December 31, 2013, and for the year ended December 31, 2013 have been translated from Chilean pesos at our exchange rate of Ch$526.41 per US$1.00 as of December 31, 2013.

(2)

Amounts stated in millions of Chilean pesos and thousands of U.S. dollars except for net income per share, dividends per common share and dividend per ADS expressed in Chilean pesos and in U.S. dollars.

(3)	Net income per common share has been calculated on the basis of net income attributable to the equity holders of the Bank divided by the weighted average number of shares outstanding for the period.
(4)	Represents dividends paid in respect of net income earned in the prior fiscal year.
(5)

As of December 31, 2009 and 2010, one ADS equaled 5,000 common shares. As of December 31, 2011, 2012 and 2013, one ADS equaled 1,500 common shares. On February 23, 2011, CorpBanca changed the ratio of the ADSs from 5,000 common shares to 1 ADS to 1,500 common shares to 1 ADS. The dividend per ADS calculation has been made utilizing the ratio of 1,500 common shares to one ADS for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 for comparative purposes only.

	As of December 31,
	2009	2010	2011	2012		2013	2013
	Ch$	Ch$	Ch$	Ch$		Ch$	US$
	(in millions of Ch$, in thousands of US$)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Cash and deposits in banks	110,331	202,339	265,747	520,228		911,088	1,730,757
Cash in the process of collection	95,796	79,680	96,230	123,777		112,755	214,196
Trading portfolio financial assets	76,156	197,580	166,039	159,898		431,683	820,051
Investments under agreements to resell	51,970	75,676	23,251	21,313		201,665	383,095
Derivative financial instruments	126,140	204,067	248,982	268,027		376,280	714,804
Loans and receivables from banks, net	86,220	63,998	304,098	482,371		217,944	414,019
Loans and receivables from customers	4,912,392	5,364,980	6,711,945	9,993,890		12,771,642	24,261,777
Financial investments available-for-sale	737,162	746,248	843,250	1,112,435		889,087	1,688,963
Held to maturity investments	–	–	21,962	104,977		237,522	451,211
Investment in other companies	3,583	3,583	3,583	5,793		15,465	29,378
Intangible assets	13,630	13,096	12,239	489,306(	*)	836,922	1,589,867
Property, plant and equipment, net	55,212	53,430	57,225	65,086		98,242	186,626
Current taxes	–	–	6,278	–		–	–
Deferred income taxes	19,060	21,956	25,080	40,584(	*)	89,218	169,484
Other assets	92,307	104,207	102,775	149,903		293,118	556,825

TOTAL ASSETS	6,379,959	7,130,840	8,888,684	13,537,588		17,482,631	33,211,054

(*)

These figures were restated in our most recent financial statements to reflect accounting changes; Management has determined that the effect of these changes is not material. For more information please see Note 2 to our financial statements.

	As of December 31,
	2009	2010	2011	2012		2013	2013
	Ch$	Ch$	Ch$	Ch$		Ch$	US$
	(in millions of Ch$, in thousands of US$)
Current accounts and demand deposits	496,270	612,064	682,720	1,112,675		3,451,383	6,556,454
Cash in the process of collection	64,854	41,525	36,948	68,883		57,352	108,949
Obligations under repurchase agreements	465,513	189,350	130,549	257,721		342,445	650,529
Time deposits and saving accounts	3,316,045	3,700,454	4,824,378	7,682,675		7,337,703	13,939,141
Derivative financial instruments	114,703	175,261	166,872	193,844		281,583	534,912
Borrowings from financial institutions	362,403	503,692	663,626	969,521		1,273,840	2,419,863
Debt issued	935,219	1,215,435	1,522,773	1,886,604		2,414,557	4,586,837
Other financial obligations	26,853	23,660	20,053	18,120		16,807	31,928
Current income tax provision	7,831	7,168	–	9,057		45,158	85,785
Deferred income taxes	15,644	21,244	25,352	120,714	(*)	179,467	340,926
Provisions	49,804	67,732	42,030	136,240	(*)	164,932	313,315
Other liabilities	17,471	20,998	30,981	79,868	(*)	185,507	352,400

TOTAL LIABILITIES	5,872,610	6,578,583	8,146,282	12,535,922		15,750,734	29,921,039

TOTAL SHAREHOLDERS’ EQUITY	507,349	552,257	742,402	1,001,666	(*)	1,731,897	3,290,015

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	6,379,959	7,130,840	8,888,684	13,537,588		17,482,631	33,211,054

(*)

These figures were restated in our most recent financial statements to reflect accounting changes; Management has determined that the effect of these changes is not material. For more information please see Note 2 to our financial statements.

	As of and for the fiscal years ended December 31,
	2009	2010	2011	2012	2013
CONSOLIDATED RATIOS
Profitability and Performance
Net interest margin(1)	3.6%	3.6%	2.7%	2.3%	3.4%
Return on average total assets(2)	1.4%	1.8%	1.5%	0.9%	1.1%
Return on average shareholders’ equity(3)	18.4%	23.9%	19.6%	13.1%	12.7%
Efficiency ratio (consolidated)(4)	41.5%	41.0%	45.7%	56.8%	51.7%
Dividend payout ratio(5)	100.0%	100.0%	100.0%	100.0%	50.0%
Capital
Average shareholders’ equity as a percentage of average total assets	7.7%	7.5%	7.5%	7.2%	8.9%
Shareholders’ equity as a percentage of total liabilities	8.6%	8.4%	9.1%	8.0%	11.0%
Asset Quality
Allowances for loan losses as a percentage of overdue loans(6)	170.3%	165.8%	153.8%	101.8%	76.5%
Overdue loans as a percentage of total loans(6)	1.2%	1.1%	1.0%	1.1%	1.3%
Allowances for loan losses as a percentage of total loans	1.9%	1.9%	1.5%	1.1%	1.0%
Past due loans as a percentage of total loans(7)	0.8%	0.9%	0.7%	0.5%	0.5%

OTHER DATA
Inflation rate	–	–	–	–	–
Foreign exchange rate (Ch$/US$)	(19.5)%	(7.8)%	11.0%	(7.7)%	9.9%
Number of employees	3,127	3,422	3,461	5,163	7,298
Number of branches and offices	112	113	116	209	295

(1)	Net interest margin is defined as net interest income divided by average interest-earning assets.
(2)	Return on average total assets is defined as net income divided by average total assets.
(3)	Return on average shareholders’ equity is defined as net income divided by average shareholders’ equity.
(4)	Efficiency ratio (consolidated) is defined as total operating expenses as a percentage of operating income before loan losses.
(5)	Dividend payout ratio represents dividends divided by net income.
(6)	Overdue loans consist of all non-current loans (loans to customers).
(7)	Past due loans include all installments and lines of credit more than 90 overdue.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

RISKS ASSOCIATED WITH OUR BUSINESS

The growth and composition of our loan portfolio may expose us to increased loan losses

From December 31, 2010 to December 31, 2013, the compounded annual growth rate of our aggregate gross loan portfolio was 33.7%. Our business strategy is to grow profitably while increasing the size of our loan portfolio.

Our loan portfolio has one segment with the highest level of risk: consumer loans. As of December 31, 2013, the risk index (ratio of allowance for loans losses over total loans) of this segment was 1.7% while other segments of our loan portfolio such as mortgage loans or commercial loans had lower risk indexes of 0.4% and 1.0%, respectively.

Our consumer loans have increased since June 2011 in terms of aggregate amount, but our consumer loans have increased as a percentage of our total loan portfolio only since July 2012. Our consumer loans have been increasing since May 2012 in terms of both aggregate amount, and as a percentage of our total loan portfolio as a result of (i) our acquisition of 91.9% equity interest in CorpBanca Colombia in May 2012, or the Banco Santander Colombia Acquisition, and (ii) our acquisition of a 87.4% equity interest in Helm Bank in August 2013, or the Helm Bank Acquisition. As of December 31, 2013, consumer loans represented 12.6% of our total loan portfolio.

The characteristics of our consumer loan portfolio that make it susceptible to loan losses are the absence of collateral and the risk of unemployment of our consumer borrowers.

We believe our allowance for loan losses is adequate as of the date hereof to cover all known losses in our loan portfolio. The growth of our loan portfolio (particularly in the lower-middle to middle income consumer segments) may expose us to a higher level of loan losses and require us to establish proportionately higher levels of provisions for loan losses, which would offset the increased income that we can expect to receive as our loan portfolio grows.

Our loan portfolio may not continue to grow at the same or similar rate

Past performance of our loan portfolio may not be indicative of future performance. There can be no assurance that in the future our loan portfolio will continue to grow at the same or similar rates as the growth rate that we historically experienced, particularly in light of the growth attributable to the Banco Santander Colombia Acquisition and to the Helm Bank Acquisition. A reversal of the rate of growth of the Chilean or Colombian economy, a slowdown in the growth of customer demand, an increase in market competition or changes in governmental regulations could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. Economic turmoil could also materially and adversely affect the liquidity, businesses and financial condition of our customers, including a general decline in consumer spending and a rise in unemployment, which in turn could lead to decreased demand for borrowings in general.

Our allowances for loan losses may not be adequate to cover the future actual losses to our loan portfolio

As of December 31, 2013, our allowance for loan losses was Ch$126,039 million (excluding allowances for loan losses on loans and receivable to banks), and the risk index was 1.0%. The amount of allowance for loan losses is based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our customers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s and Colombia’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses require recalibration, which may lead to increased provision for loan losses. We believe our allowance for loan losses is adequate as of the date hereof for all known losses. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, or if the quality of our loan portfolio deteriorates or the future actual losses exceed our estimates, our allowance for loan losses may not be adequate to cover actual losses and we may need to make additional allowances for loan losses, which may materially and adversely affect our results of operations and financial condition.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected

As of December 31, 2013, our past due loans were Ch$64,091 million, which resulted in a past due loans to total loans ratio of 0.5%. As of December 31, 2013, our non-performing loans were Ch$141,667 million, which resulted in a non-performing to total loans ratio of 1.1%. We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency. Failure of credit risk management policies may result in an increase in the level of non-performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control, such as the macroeconomic factors affecting the Chilean or Colombian economies. If such deterioration were to occur, it could materially adversely affect our financial conditions and results of operations.

Our exposure to individuals and small-to-medium-sized companies could lead to higher levels of past due loans and subsequent loan losses

The quality of our portfolio of loans to individuals and small-to-medium-sized companies, or SMEs, is dependent to a significant extent on prevailing economic conditions in Chile and Colombia. SMEs and lower-middle to middle income individuals are more likely to be more severely affected by adverse developments in the Chilean and Colombian economies than large corporations and higher income individuals. As a result, lending to SMEs and lower-middle to middle income individuals represents a relatively higher degree of risk than lending to other market segments.

A substantial number of our customers consist of individuals and SMEs. Our business results relating to our lower-income individual and SME customers are, however, more likely to be adversely affected by downturns in the Chilean and Colombian economies, including increases in unemployment, than our business from large corporations and high-income individuals. For example, unemployment directly affects the capacity of individuals to obtain and repay consumer loans. Consequently, this could materially and adversely affect the liquidity, business and financial condition of our customers, which may in turn cause us to experience higher levels of past due loans, and result in higher allowances for loan losses, which could in turn materially affect our asset quality, results of operations and financial conditions.

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

There are also certain provisions of Colombian Law No. 1,676 that may affect our rights to foreclose on or liquidate movable assets pledged in favor of our Colombian subsidiaries. Colombian Law No. 1,676, issued on August 20, 2013, and applicable as of February 21, 2014, created a new registry for liens over movable assets. Creditors registering liens are granted priority based on the date of registration of the liens in the new registry. This “first in time, first in right” rule also applies to those liens granted before the enactment of the law. We are currently registering liens granted in our favor prior to February 21, 2014, however, there is a risk that third parties with conflicting liens may also try to obtain registration over the same assets, in which case the first party to register a lien will have priority over any others. In addition, given the recent enactment of this law, there is uncertainty as to how the law will be interpreted and applied, including how movable assets underlying the securities will be valuated by the registry.

We may be unable to meet requirements relating to capital adequacy

Chilean banks are required by the Chilean General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required allowance for loan losses and deductions, and basic capital of at least 3% of total assets, net of required allowance for loan losses. For the purposes of maintaining a high solvency classification from the SBIF and continued compliance with the SBIF’s capital requirements on us, our intention is to have the highest classification from the SBIF. As of December 31, 2013, the ratio of our Bank for International Settlements, or BIS, capital-weighted assets ratio was 13.2%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

•	the increase of risk-weighted assets as a result of the expansion of our business;
•	the failure to increase our capital correspondingly;
•	losses resulting from a deterioration in our asset quality;
•	declines in the value of our available-for-sale investment portfolio;
•	goodwill and minority interest;
•	changes in accounting rules; and
•	changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in Chile.

As provided in article 68 of the Chilean General Banking Law, if we fail at any time to meet the legal requirements relating to the maintenance of regulatory capital (which is comprised of effective net worth and basic capital, as both concepts are defined in such provision), we must comply with such legal requirements within a period of sixty days. For each day we fail to comply with such legal requirements, we may be subject to a daily penalty equal to one thousandth of the deficit of the effective net worth or basic capital, as the case may be.

Our Colombian operations may be unable to meet requirements relating to capital adequacy

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

Technical Capital for the purposes of the regulations consists of the sum of Tier One Capital (basic capital) and Tier Two Capital (additional capital), collectively, Technical Capital. As of December 31, 2013, the consolidated ratio for our Colombian operations (calculated as BIS capital to risk-weighted assets) was 12%. Certain developments could affect the ability of our Colombian operations to continue to satisfy the current capital adequacy requirements applicable to each, including:

•	the increase of risk-weighted assets as a result of the expansion of our Colombian operations business;
•	the failure to increase CorpBanca Colombia’s or Helm Bank’s capital;
•	losses resulting from a deterioration in CorpBanca Colombia’s or Helm Bank’s asset quality;
•	declines in the value of CorpBanca Colombia’s or Helm Bank’s available-for-sale investment portfolio;
•	goodwill and minority interest;
•	changes in accounting rules; and
•	changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in Colombia.

For purposes of obtaining from the Colombian Superintendency of Finance the authorization to acquire Helm Bank, CorpBanca Colombia committed to carry out the necessary activities to maintain a solvency ratio of 11.8% for the months following the CorpBanca Colombia and Helm Bank merger.

If our Colombian operations fail to comply with the capital adequacy requirements for Colombian financial institutions, we may be subject to certain penalties and sanctions that are graduated depending on the level of compliance failure, and which may include an administrative take-over by the government with the purpose of administration or liquidation. As a result, our business, results of operations and financial condition may be materially and adversely affected.

We are vulnerable to the current disruptions and volatility in the global financial markets

In the past few years, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility and general widening of spreads. Global economic conditions deteriorated significantly in the second half of 2008, and many countries, including the United States, in past years have been operating in a recessionary period. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, have also been experiencing significant difficulties. In recent years, there have been runs on deposits at several financial institutions, numerous institutions have sought additional capital and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).

In Chile and Colombia, the global economic recession in 2008 and 2009 caused an increase in unemployment, a decrease in consumer spending, a decrease in real estate prices and a general decline in economic activity. Nevertheless, the gross domestic product, or GDP, grew in Chile 6% in 2011, 5.6% in 2012 and 4.1% in 2013, accompanied by a high demand for labor and asset price increases. The Colombian GDP grew 6.6% in 2011, 4% in 2012 and 4.3% in 2013, accompanied by a high demand for labor and asset price increases.

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

Insurance companies as well as residential mortgage loan managers (Administradoras de Mutuos Hipotecarios) are allowed to participate and compete with banks in the residential mortgage and credit card businesses, further increasing competition in our industry. Furthermore, under the Chilean General Banking Law, representative offices of non-Chilean banks are now allowed to promote the credit products and services of their headquarters and banks, insurance companies, retailers and other financial institutions are required to inform their customers of the all-in costs of the financial services on standardized terms allowing their customers to compare the cost of the products offered by them, all of which have increased, and may further increase, competition in our industry and, thus, have an adverse effect on our results of operation and financial condition.

In Colombia, we operate in a highly competitive environment and increased competitive conditions are to be expected in the jurisdictions where we operate. Intensified merger activity in the financial services industry produces larger, better capitalized and more geographically diverse firms that are capable of offering a wider array of financial products and services at more competitive prices. Our ability to maintain our competitive position in Colombia depends mainly on our ability to fulfill new customers’ needs through the development of new products and services and offer adequate services and strengthen our customer bases through cross-selling. Our Colombian operations will be adversely affected if we are not able to maintain efficient service strategies, or overcome certain delays or difficulties in the transition of the integration of the operational services and activities of CorpBanca Colombia and Helm Bank. In addition, our efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures.

The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile and Colombia

In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the SBIF, Dicom (a privately owned company and Chilean nationwide credit data base), the Colombian Superintendency of Finance, DataCredito (a privately owned company) and CIFIN, a division of the Colombian Banking and Financial Entities Association (Asociación Bancaria y de Entidades Financieras de Colombia), and other sources. Due to limitations in the availability of information and the developing information infrastructure in Chile and Colombia, our assessment of the credit risks associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources, which may not be complete or accurate. As a result, asset quality may be materially adversely affected.

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

•	we are not capable of identifying all of the risks that may affect our portfolio;

•	our risk analysis or our measures taken in response to such risks are inadequate or inaccurate;
•	the markets move in an unexpected and adverse way with respect to speed, direction, strength or other aspects and our ability to manage risks in such a scenario is restricted;
•	our clients are affected by unforeseen events resulting in their default or losses in an amount higher than those considered in our risk analyses; or
•	collateral pledged in our favor is insufficient to cover our clients’ obligations to us if they default.

Since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and a material adverse effect on our revenues

Time deposits and other term deposits are our primary sources of funding, which represented 46.6% of our liabilities as of December 31, 2013. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds, any money markets in which we operate will be able to maintain levels of funding without incurring higher funding costs or the liquidation of certain assets. If this were to happen, our business, results of operations and financial condition may be materially and adversely affected.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities

Government economic policies and any future changes in the value of the Chilean peso or the Colombian peso against the U.S. dollar could affect the dollar value of our securities, since the equity value of CorpBanca is hedged against our base currency Chilean peso. The Chilean peso and the Colombian peso have been subject to significant fluctuations in their value against the U.S. Dollar in the past and could be subject to similar fluctuations in the future. As of December 31, 2010, the Chilean peso appreciated against the U.S. dollar by 7.8% and the Colombian peso appreciated against the U.S. dollar by 6.4%, each as compared to 2009. As of December 31, 2011, the Chilean peso depreciated against the U.S. dollar by 11% and the Colombian peso depreciated against the U.S. dollar by 1.5%, each as compared to 2010. As of December 31, 2012, the Chilean peso appreciated against the U.S. dollar by 7.7% and the Colombian peso appreciated against the U.S. dollar by 9%, each as compared to 2011. As of December 31, 2013, the Chilean peso depreciated against the U.S. dollar by 9.9% and the Colombian peso depreciated against the U.S. dollar by 8.8%, each as compared to 2012.

Our results of operations may be affected by fluctuations in exchange rates between the Chilean peso, the Colombian peso and the U.S. dollar despite our internal policy and Chilean and Colombian regulations relating to the general avoidance of material exchange rate gaps. Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities. As of December 31, 2009, 2010, 2011, 2012 and 2013, the gap between foreign currency denominated assets and foreign currency denominated liabilities, excluding derivatives, was Ch$(279,942) million, Ch$(444,175), Ch$(23,560) million, Ch$241,832 million and Ch$434,942 million, respectively.

We may decide to change our policy regarding exchange rate gaps. Regulations that limit such gaps may also be amended or eliminated. Greater exchange rate gaps could increase our exposure to the devaluation of the Chilean peso and the Colombian peso, and any such devaluation may impair our capacity to service our foreign-currency obligations and may, therefore, materially and adversely affect our financial condition and results of operations. Notwithstanding the existence of general policies and regulations that limit material exchange rate gaps, the economic policies of the Chilean or the Colombian governments and any future fluctuations of the Chilean peso or the Colombian peso against the dollar could materially and adversely affect our financial condition and results of operations.

Trading transactions in Chile of the common shares underlying our ADSs are denominated in Chilean pesos. Cash distributions with respect to our common shares are received in Chilean pesos by the depositary, which then converts such amounts to U.S. dollars at the then-prevailing exchange rate for the purpose of making payments in respect of our ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the U.S. dollar value of our ADSs and any distributions to be received from the depositary will be reduced. In addition, the depositary will incur customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments.

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

We entered into a technology service agreement with Banco Santander, S.A. in connection with the Banco Santander Colombia Acquisition. The technology service agreement expires in June 2015; however, we have the option to extend the term of such agreement for an additional year. Our business in Colombia is highly dependent on the service and support of Banco Santander, S.A. provided to us pursuant to the technology service agreement. If Banco Santander, S.A. is unable to service and support our business in Colombia or if we are unable to integrate our information technology systems into our business in Colombia after the expiration of the technology service agreement, then such failure could materially and adversely affect our business, financial condition and results of operations. Helm Bank is expected to be covered by this agreement following the merger of Helm Bank will be with and into CorpBanca Colombia.

Our inability to attract, develop or retain qualified employees, managers and executives could have a material adverse effect on our business, financial condition and results of operations

Our ability to maintain our competitive position and implement our growth strategy is dependent on our ability to attract, develop and retain qualified employees, managers and executives. Following the pending Itaú-CorpBanca Merger (as defined below), Itaú Unibanco and Inversiones Corpgroup Interhold Limitada (our holding company), together with certain affiliates of the latter, or CorpGroup, are expected to sign a shareholders agreement to determine aspects related to corporate governance, dividend policy, transfer of shares and liquidity among others, or the Itaú-CorpBanca Shareholders Agreement. The Itaú-CorpBanca Shareholders Agreement provides that Itaú Unibanco and CorpGroup will collectively be entitled to appoint the majority of the members of our board of directors that CorpGroup or Itaú Unibanco are then entitled to appoint (which collectively will be a majority of our board of directors). Additionally, Itaú Unibanco will be able to appoint the chief executive officer or CEO. Our success is also dependent on our ability to attract, train, develop and retain talented, diverse employees. We cannot assure you that we will be successful in attracting and retaining qualified personnel either before or after the Itaú-CorpBanca Merger. The loss of certain members of our senior management or our inability to retain and attract additional personnel could have a material adverse effect on our business, financial condition and results of operations.

A worsening of labor relations in Chile or Colombia could impact our business

As of December 31, 2013, on a consolidated basis we had 3,750 employees in Chile (including 26 at our New York Branch), of which 50% were unionized and 3,548 employees in Colombia, of which 15.8% were unionized. CorpBanca’s current labor agreement with four of its unions in Chile will expire on December 19, 2014. CorpBanca Colombia’s current labor agreement with its fifteen unions in Colombia was subscribed on September 14, 2013 and expires on August 31, 2015. Less than 1% of Helm Bank’s employees are unionized. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally enjoyed good relations with our employees and their unions, but we cannot assure you that in the future a strengthening of cross-industry labor movements will not result in increased employee or labor costs that could materially and adversely affect our business, financial condition or results of operations.

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

Pursuant to the Chilean General Banking Law, all Chilean banks may, subject to the approval of the SBIF, engage in certain businesses in addition to commercial banking depending on the risk associated with such business and their financial strength. Such additional businesses include securities brokerage, mutual fund management, securitization, insurance brokerage, leasing, factoring, financial advisory, custody and transportation of securities, loan collection and financial services. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us. The Chilean General Banking Law also applies to the Chilean financial system, which is a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices and limits the discretion of the SBIF to deny new banking licenses.

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

CorpBanca must maintain a capital adequacy index of at least 10% calculated pursuant to the guidelines issued by the Superintendency of Banks and Financial Institutions. This index must be complied with both on the closing date of an acquisition, as well as for at least a year thereafter (in the case of the most recent Helm Bank Acquisition, until August 6, 2014). In line with the future adoption of Basel III regulations in Chile, the SBIF has maintained a proposal to increase the minimum effective BIS capital adequacy ratio from the current 8% to 10.5%. This change requires an amendment to the Chilean General Banking Law by Congress, and when adopted, could require us to inject additional capital in our business in the future. The SBIF has not issued any timetable for adoption of Basel III but has issued guidance to Chilean banks regarding the adoption of Basel III for 2019. Although we have not failed in the past to comply with our capital maintenance obligations, there can be no assurance that we will not do so in the future.

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

Banking regulations in Colombia may restrict our Colombian operations and adversely affect our financial condition and results of operations

Our Colombian operations are subject to regulation by the Central Bank of Colombia, the Colombian Ministry of Finance, or Ministry of Finance, the Colombian Superintendency of Finance, the Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio), or SIC, and the Self-Regulatory Organization (Autorregulador del Mercado de Valores-AMV), or the SRO.

Colombian regulation has evolved from an absolute separation of financial activities between different and separate entities (adopted back in the 1980’s) to an intermediate scheme of multibanking approach, This new scheme was introduced by Law No. 1,328 of 2009, know as the Financial Reform. Pursuant to Article 7 of the Financial Organic Statute (Estatuto Orgánico del Sistema Financiero as amended by the above-mentioned law), Colombian banks may engage in commercial banking business and in certain businesses in addition to traditional commercial banking, including leasing activities.

There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including our operations in Colombia.

Capital adequacy requirements for Colombian financial institutions, and CorpBanca Colombia’s commitment to maintain a solvency ratio of 11.8% for the following months after the CorpBanca Colombia and Helm Bank merger occurred could require us to inject further capital into our Colombian operations, or to capitalize dividends, or restrict the type or volume of transactions we enter into, which may lower the return of our investments, assets and equity. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities.

Colombian accounting principles are moving toward the implementation of IFRS standards. As a result, financial institutions and other supervised entities are required to switch to IFRS on January 1, 2015. Therefore during 2014 we have been preparing financial statements based on both current Colombian GAAP and on IFRS for comparative purposes in the future. Such switch to IFRS may adversely impact our capacity to distribute dividends and the profits of our Colombian operations.

As a result of the recent global financial crisis and worldwide trends, there has been an increase in government regulation of the financial services industry in many countries. Such regulation may also be increased in Colombia, including the imposition of higher capital requirements, heightened disclosure standards and restrictions on certain types of transaction structures. In addition, numerous novel regulatory proposals have been discussed or proposed. If enacted, new regulations could require us to inject further capital into our business in Colombia, restrict the type or volume of transactions we enter into, or set limits on or require the modification of rates or fees that we charge on certain loans or other products, any of which could lower the return on our investments, assets and equity. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities.

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

Failure to protect personal information could materially adversely affect our business, financial condition and results of operations

We manage and hold confidential personal information of customers in the conduct of our banking operations, and offer various internet-based services to our clients, including online banking services. We could be liable for breaches of security in our online banking services, including cybersecurity breaches. The secure transmission of confidential information over the Internet is essential to maintain our clients’ confidence in our online services. In certain cases, we are responsible for protecting customers’ proprietary information as well as their accounts with us. We have security measures and processes in place to defend against these cybersecurity risks but these cyber attacks are rapidly evolving (including computer viruses, malicious code, phishing or other information security breaches), and we may not be able to anticipate or prevent all such attacks, which could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our customers’ confidential, proprietary and other information. Individuals may also seek to intentionally disrupt our online banking services or compromise the confidentiality of customer information with criminal intent. Although we have procedures and controls to safeguard personal information in our possession, as well as systems and processes that are designed to recognize and assist in preventing security breaches, failure to protect against or mitigate breaches of security or other unauthorized disclosures could constitute a breach of privacy or other laws, subject us to legal actions and administrative sanctions as well as damages, adversely affect our ability to offer and grow our online services, result the loss of customer relationships, negatively impact our reputation, and have an adverse effect on our business, results of operations and financial condition.

Our loan and investment portfolios are subject to risk of prepayment, which may result in reinvestment of assets on less profitable terms

Our loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and adversely affects our operating results. Prepayment risk also has an adverse impact on our residential mortgage portfolio, since prepayments could shorten the weighted average life of this portfolio, which may result in a mismatch in funding or in reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on our business, financial condition and results of operations.

Exposure to government debt could have an adverse effect on our business, financial condition and results of operations

We invest in debt securities issued by the Chilean and Colombian governments, the Central Bank of Chile and the Ministry of Finance that, for the most part, are short-term and highly liquid instruments. As of December 31, 2013, 2.1% of our total assets comprised of securities issued by the Chilean government and 3.1% of our total assets comprised securities issued by foreign government, mostly by the Colombian government. If the Chilean or Colombian governments default on the timely payment of such securities, our business, financial condition and results of operations may be adversely affected.

A further downgrade of CorpBanca’s counterparty credit rating by international or domestic credit rating agencies could materially and adversely affect our debt credit rating for domestic and international debt, our business, our future financial performance, stockholders’ equity and the value of our securities

On August 23, 2013, following the Helm Bank Acquisition, Standard and Poor’s Ratings Services, or Standard and Poor’s, downgraded CorpBanca’s long-term issuer credit rating from BBB+ to BBB. On December 6, 2013, Moody’s Investors Service, or Moody’s, downgraded CorpBanca’s global, local and foreign currency deposit and debt ratings to Baa3 from Baa2, following placement by Moody’s on review for downgrade on August 30, 2013 in connection with our association with our affiliate, SMU S.A., or SMU. Following the announcement of the Itaú-CorpBanca Merger, Standard & Poor´s placed CorpBanca BBB/A-2 ratings on CreditWatch Developing and Moody’s changed our rating review direction to ‘possible upgrade’, from ‘review for downgrade’, on our long and short term ratings, on January 14 and January 31, 2014, respectively.

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

Maturity of exchange rate and maturity between our loan portfolio and our sources of funds could materially adversely affect our business, financial condition and results of operations and our capacity to expand our loan business

We are exposed to maturity mismatches between our loans and sources of funding. The majority of our loan portfolio consists of fixed interest rate loans, and the yield from our loans depends on our ability to balance our cost of funding with the interest rates we charge to our borrowers. An increase in market interest rates in Chile or Colombia could increase our cost of funding, especially the cost of time deposits, and could reduce the spread we earn on our loans, materially adversely affecting our business, financial condition and results of operations.

Any mismatch between the maturity of our loan portfolio and our sources of funding would magnify the effect of any imbalance in interest rates, also representing a liquidity risk if we fail to obtain funding on an ongoing basis. In addition, since part of our funding comes from securities denominated in U.S. dollars or other foreign currencies that we issue abroad, any devaluation of the Chilean or Colombian peso against the U.S. dollar or such other foreign currencies could increase the cost of funding in relation to these securities. An increase in our total cost of funds for any of these reasons could result in an increase in the interest rates on our loans, which could, as a result, affect our business, financial condition and results of operations and our ability to attract new customers and expand our loan business.

We are subject to financial and operational risks associated with derivative transactions

We enter into derivative transactions primarily to deliver a service to our clients, hedging and, on a limited basis, trading purposes. These transactions are subject to market, liquidity, counterparty (the risk of insolvency or other inability of a counterparty to perform its obligations to us) and operational risks.

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

The occurrence of natural disasters in the regions where we operate could impair our ability to conduct business effectively and could adversely affect our results of operations

We are exposed to the risk of natural disasters such as earthquakes or tsunamis as well as floods, mudslides and volcanic eruptions in the regions where we operate. In the event of a natural disaster, unanticipated problems with our disaster recovery systems could have a material adverse impact on our ability to conduct business in the affected region, particularly if those problems affect our computer-based data processing, transmission, storage and retrieval systems and destroy valuable data. In addition, if a significant number of our local employees and managers were unavailable in the event of a disaster, our ability to effectively conduct business could be severely compromised. A natural disaster, such as the earthquake and tsunami that affected Chile in 2010, could damage some of our branches and ATMs, forcing us to close damaged facilities or locations, increased recovery costs as well as cause economic harm to our clients. A natural disaster or multiple catastrophic events could have a material adverse effect on local businesses in the affected region and could result in substantial volatility or adverse harm in our business, financial condition and results of operations for any fiscal quarter or year.

Future economic conditions may make it more difficult for us to continue funding our business on favorable terms

Historically, one of our principal sources of funds has been time deposits. Time deposits and other term deposits represented 56.3%, 56.1%, 59%, 61.4% and 46.6% of our total liabilities as of December 31, 2009, 2010, 2011, 2012 and 2013, respectively. Large-denominations in time deposits from institutional investors may, under some circumstances, be a less stable source of funding than savings and bonds, such as during periods of significant changes in market interest rates for these types of deposit products and any resulting increased competition for such funds.

Deceleration of economic growth in Asia, Europe the United States and other developed nations may have an adverse effect on the Chilean economy, on our business, financial condition and results of operations and the market value of our securities

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Asia, the United States and other developed nations, including the downgrade of the U.S. credit rating and the economic crisis in Europe. If these nations’ economic environments deteriorate, the economies in Chile and Colombia could also be affected and could experience slower growth than in recent years thereby adversely affecting our business, financial condition and results of operations as well as the market value of our securities.

RISKS RELATING TO CHILE, COLOMBIA AND OTHER COUNTRIES IN WHICH WE OPERATE

The banking regulatory and capital markets environment in Chile and Colombia is continually evolving and may change

Changes in banking regulations may materially and adversely affect our business, financial condition and results of operations. Chilean laws, regulations, policies and interpretations of laws relating to the financial system are continually evolving and changing. In 2007, new regulations governing the Chilean capital markets, called Reforma al Mercado de Capitales II (also known as MK2), were approved. These regulations, among other things, modified certain provisions set forth in Chilean General Banking Law. Under new legislation, the limit on the amount that a bank is allowed to grant as an unsecured loan to a single individual or entity was increased to 10% of its regulatory capital (and up to 30% of its regulatory capital if any loans granted in excess of the 10% are secured by certain collateral). Previously, these limits were set at 5% and 2.5%, respectively. This limit is set at 5% for certain persons related to the bank (or 25% if loans in excess of 5% are secured by certain collateral). Although any such increase may increase our lending activity, it may also increase the risks associated with the growth of our loan portfolio and increase competition as the number of banks that can compete in the corporate banking sector increases.

In June 2010, additional regulations governing the Chilean capital markets, called Reforma al Mercado de Capitales III (also known as MK3), were approved. MK3, among other things, allows non-Chilean banks with representative offices in Chile to directly promote the credit products and services of their parent companies. Previously, these representative offices could only act as intermediaries between their parent companies and local companies. This change has increased competition by increasing the number of banks that can compete directly in Chile.

In December 2011, the Consumer Protection Act (Ley de Derechos de los Consumidores) was amended to include provisions applicable to financial products and services. Pursuant to this amendment, any agreement for financial products or services between a bank and a customer must expressly provide for certain customer rights and protections, including but not limited to (i) a detailed breakdown of all direct and indirect charges, fees, costs and tariffs that form part of the price of the relevant product or service, including any such charges, fees, costs and tariffs that are part of other products or services simultaneously contracted; (ii) the events of default that may trigger a bank’s right of early termination, a reasonable cure period and the manner by which consumers are to be informed of any such early termination; and (iii) a customer’s right of early termination in its sole and absolute discretion (subject to such customer’s payment in full all of its obligations under the agreement, including any costs arising from such early termination). In addition, the amendment sets forth certain additional customer rights and protections, including, but not limited to, the right to (1) receive information about the total cost of any financial product or service, (2) be informed of the bank’s reasons for rejecting a customer application for a financial product or service; and (3) be informed of any non-discretionary conditions to which a customer’s access to a particular financial product or services are subject. This amendment, also established a new dispute resolution mechanism, which provides for both mediation and arbitration. In addition, in March 2012, a bill aimed at giving additional enforcement powers to the SERNAC (Chile’s Consumer Protection Agency) regarding financial services became effective and created the SERNAC Financiero, a specific consumer protection agency for the financial industry. The SERNAC Financiero has powers to supervise and regulate Bank probducts and services. The creation of the SERNAC Financiero has also resulted in additional scrutiny regarding prices and contracts for financial products and services, making it more difficult to raise prices and increasing competition among bank and non-bank competitors. The Consumer Protection Act has had an adverse effect on the Chilean finance industry, particularly the banking industry as a consequence of the loss of flexibility in the determination of price and product distribution strategies in the retail banking segment.

In February 2012, Law No. 20,575 (Ley DICOM) was enacted in order to restrict the use of private and personal economic, financial, banking and commercial information of customers set forth in Law No. 19,628 on Protection of Privacy, which is supplemented by Ley DICOM. This new law (i) provides that this data can only be shared with established businesses and companies that engage in business and credit risk assessment for use in connection with such risk assessments; (ii) prohibits the request of this data in connection with recruitment for employment, admission to preschool, grade school or higher education, medical attention or nomination for a public position; (iii) requires distributors of personal information, if requested by the owners of such data, for purposes other than credit process review, to certify solely overdue obligations of such person; (iv) prohibits the sharing or reporting of information related to any obligations that have been renegotiated, novated or remain outstanding in certain forms as well as debts owed to toll road operators; (v) requires the distributors of economic, financial, banking and business information to maintain a registry of persons who request such information, including the reason, date and time of the request; (vi) allows the owners of any such requested information to access the registry, free of charge, every four months, to verify such information for the last 12 months; (vii) imposes on the distributor or other responsible party of such information the obligation to demonstrate compliance with Ley DICOM and (viii) obligates the deletion of unpaid obligations reported through December 31, 2011, provided that the total debt registered by such debtor is for an amount less than Ch$2,500,000, for capital, excluding interest, adjustments or any other item. Ley DICOM has not had a significant impact on our business or our commercial practices because of our anticipation to the changes it introduced, to a large extent, by adjusting the information base and the relevant parameters used in our credit risk-assessment models for granting loans.

Colombian laws, regulations, policies and interpretations of laws relating to the financial system are also continually evolving and changing. In 2013, a new regulation regarding liens over movable assets was enacted (Colombian Law No. 1,676) which may affect our rights to foreclose on or liquidate movable assets pledged in favor of our Colombian subsidiaries. This new law created a new registry for liens over movable assets. Creditors registering liens are granted priority based on the date of registration of the liens in the new registry. This “first in time, first in right” rule also applies to those liens granted before the enactment of the law. We are currently registering liens granted in our favor prior to the enactment of this law, however, there is a risk that third parties with conflicting liens may also try to obtain registration over the same assets, in which case the first party to register a lien will have priority over any others. In addition, given the recent enactment of this law, there is uncertainty as to how the law will be interpreted and applied, including how movable assets underlying the securities will be valuated by the registry.

In 2014, the Colombian government presented to Congress an initiative to create a new type of financial institution that will have the sole purpose of offering electronic deposits and payments in order to promote financial inclusion. If the law is enacted, this could create a new competitive environment in Colombia.

As of the date of this Annual Report, an initiative regarding banking fees is being discussed in Congress, and has been approved in its second debate out of four needed for it to become a law. If the law is enacted in its current form banks would be required to cease collecting transactional and service fees from those individuals whose income is equal or under two legal monthly minimum wage, or SMMLV provided that this benefit would only apply to one savings account per individual. The likelihood of this initiative becoming a law is, however, uncertain given that there have been two similar unsuccessful initiatives discussed in Congress in recent years and the two pending debates would have to be completed before June 2014.

Any of the regulatory changes listed above could have an adverse effect on our operations in Chile or Colombia respectively.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States

As a regulated financial institution, we are required to submit to the SBIF unaudited consolidated and unconsolidated balance sheets and income statements, excluding any related footnote disclosure, on a monthly basis. As of January 2008, the statements have to be prepared in accordance with Circular No. 3,410 “Compendium of Accounting Standards”, or the Compendium, and the rules of the SBIF. The SBIF also makes summary financial information available the first Thursday of the subsequent month after each monthly closing. Although Chilean banks are required to apply IFRS as issued by the IASB as of January 1, 2009, certain exceptions introduced by the SBIF prevent banks from achieving full convergence, for example loan loss provisions, assets received in lieu of payment among others. In those situations which are not addressed by the guidance issued by the SBIF, institutions must follow the generally accepted accounting principles issued by the Association of Chilean Accountants, which coincide with IFRS as issued by the IASB. However, our consolidated annual financial statements as of and for the three years ended December 31, 2013 have been prepared in accordance with IFRS in order to comply with SEC requirements.

Our consolidated financial statements as of and for the year ended December 31, 2011 incorporate the financial statements of CorpBanca, its subsidiaries (except for CorpBanca Colombia and Helm Bank) and the New York Branch. Our consolidated financial statements as of and for the year ended December 31, 2012 incorporate the financial statements of CorpBanca, its subsidiaries (except Helm Bank) and the New York Branch. Our consolidated financial statements as of and for the year ended December 31, 2013 incorporate the financial statements of CorpBanca, all of its subsidiaries and the New York Branch. Our consolidated financial statements include the necessary adjustments and reclassifications to the incorporated financial statements of each of CorpBanca’s subsidiaries and the New York Branch to bring their accounting policies and valuation criteria into line with those applied by the Bank, in accordance with IFRS—IASB.

The securities laws of Chile, which govern open, or publicly listed, companies such as ours, have as one of their principal objectives promoting disclosure of all material corporate information to the public. Chilean disclosure requirements, however, differ from those in the United States in some important respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those in the United States and in certain respects the Chilean securities markets are not as highly regulated and supervised as the United States securities markets.

Chile imposes controls on foreign investment and repatriation of investments that may affect our investors’ investment in, and earnings from, our ADSs

Equity investments in Chile by persons who are not Chilean residents have generally been subject to various exchange control regulations which restrict the repatriation of the investments and earnings therefrom. In April 2001, the Central Bank of Chile eliminated the regulations that affected foreign investors except that investors are still required to provide the Central Bank of Chile with information related to equity investments and conduct such operations within the Formal Exchange Market. See “Item 10. Additional Information—D. Exchange Controls” for a discussion of the types of information required to be provided.

Owners of ADSs are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by holders of ADSs will be converted into U.S. dollars and distributed net of foreign currency exchange fees and fees of the depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35% (subject to credits in certain cases). If for any reason, including changes in Chilean laws or regulations, the depositary were unable to convert Chilean pesos to U.S. dollars, investors in our ADSs may receive dividends and other distributions, if any, in Chilean pesos.

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

The legal restrictions on the exposure of Chilean pension funds may adversely affect our access to funding

Chilean regulations impose restrictions on the share of assets that a Chilean pension fund management company (Administradora de Fondos de Pensiones, or AFP) may allocate: (i) per fund (considering all sub-funds within an AFP (A, B, C, D or E)), to deposits in checking accounts and term deposit accounts and in debt securities issued by a single banking institution (or guaranteed by such bank), investments not exceeding the value of a multiple set forth by the Central Bank of Chile considering such bank’s equity (patrimonio), which shall fluctuate between 0.5 and 1.5 in accordance with article 47 of the Law Decree (Decreto de Ley) 3,500 (and were 1.0 as of December 31, 2013); (ii) per type of sub-fund, to shares, deposits and debt securities of a single banking institution (or guaranteed by such bank), investments not exceeding 9% of the value of the relevant sub-fund; and (iii) per fund (considering all sub-funds), to a single banking institution, investments not exceeding 2.5% of the value of such banking institution subscribed shares with a maximum limit equal to 2.5% of the value of such AFP with respect to banks in which a shareholder owns directly or indirectly more than 50% and less than 65% of its voting capital. Additionally, each fund managed by an AFP is permitted to make deposits with a bank for an amount not to exceed the equivalent of such bank’s equity. If the exposure of a pension fund managed by an AFP to a single bank exceeds such limit for investments in securities, the AFP for such pension fund is required to reduce the fund’s exposure below the limit within three years.

As of December 31, 2013, the aggregate exposure of AFPs to us was Ch$878,519 million or 1.02% of their total assets. If the exposure of any AFP to us exceeds the regulatory limit, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our business, financial condition and results of operations.

Pension funds must also comply with other investment limits. In 2007, MK2 (Chilean Capital Markets Laws) was approved, relaxing the limits on making investments abroad in order to permit pension funds to further diversify their investment portfolios. As of December 31, 2013, the maximum limit on making investments abroad was 80% (per fund, with different limits per each sub-fund). As a result, pension funds may change the composition of their portfolios, including reducing their deposits with local banks. As of December 31, 2013, 3.0% of our time deposits were from AFPs. In the case of banks, each fund managed by an AFP is permitted to make deposits with such bank for an amount, that considering jointly deposits and debt securities issued (or guaranteed by the relevant bank), shall not exceed the equivalent of such bank’s equity. Although the legislation referred to above is intended to promote a gradual relaxation of the investment limits, and we may be able to substitute the reduced institutional funds with retail deposits, there can be no assurance that this occurrence will not have a materially adverse impact on our business, financial condition and results of operations.

Increased regulation of the financial services industry in Chile or Colombia could increase our costs and result in lower profits

As a result of the recent financial crisis, there has been an increase in government regulation of the financial services industry in many countries. Such regulation may also be increased in Chile or Colombia including the imposition of higher capital requirements, heightened disclosure standards and restrictions on certain types of transaction structures. In addition, novel regulatory proposals are abound in the current environment. If enacted, new regulations could require us to inject further capital into our business as well as in businesses we acquire, restrict the type or volume of transactions we enter into, or set limits on or require the modification of rates or fees that we charge on certain loans or other products, any of which could lower the return on our investments, assets and equity. Although we currently comply with the minimum regulatory capital ratio required under the Chilean or Colombian banking regulations, no assurance can be given that in the future we will need to inject additional capital to our business if such regulation is amended. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities.

Our results of operations are affected by interest rate volatility

Our results of operations depend to a great extent on our net interest income. In 2011, 2012 and 2013, our ratio of net interest income to total operating income was 57.8%, 57.5% and 65.1%, respectively. Changes in market interest rates in Chile or Colombia could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities leading to a reduction in our net interest income. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank of Chile and Colombia, deregulation of the financial sector in Chile and Colombia, domestic and international economic and political conditions and other factors. Yields on the Chilean government’s 90-day benchmark rate reached a high of 5.6% and a low of 3.6% in 2011, a high of 5.2% and a low of 4.8% in 2012 and a high of 5.1% and a low of 4.8% in 2013. On the other hand, the Colombian government does not issue short-term bonds of 30, 60 or 90 days as the Chilean government does. Instead, every month a committee of the Central Bank of Colombia determines the benchmark rate in order to achieve a specific goal of inflation. Yields on the Colombian benchmark rate reached a high of 4.75% and a low of 3% for 2011, a high of 5.25% and a low of 4.25% for 2012 and a high of 4.0% and a low of 3.25% for 2013. As of December 31, 2011, 2012, 2013, we had Ch$843,250.0 million, Ch$1,112,435 million and Ch$889,087 million, respectively, in financial investments available-for-sale. In the current global economic climate, there is a greater degree of uncertainty and unpredictability in the policy decisions and the setting of interest rates by the Central Bank of Chile and Central Bank of Colombia and, as a result, any volatility in interest rates could adversely affect us, including our future financial performance and the market value of our securities.

We could be subject to increase in income tax rate.

On April 1, 2014, the Chilean Government submitted to Congress for its approval a bill which contains important amendments to the Chilean tax system, or Tax Reform. Among the proposed changes, the Tax Reform contemplates an increase of the First Category Tax rate, from 20% to 25%, on a progressive basis.

In addition, the Tax Reform contains several other amendments to Chilean tax laws including, among others:

•	taxation mechanism of profits attributable to shareholders or owners to be changed from distributed cash basis to accrued basis;

•	elimination of the Value Added Tax, or VAT, exemption for construction of houses up to UF2,000;

•	increase in stamp tax from 0.4% to 0.8%;

•	Decree Law No. 600 to be eliminated no later than 2016, which could adversely affect the Foreign Investment Statute;

•	charge VAT tax on all real estate transactions, which could affect the value of our repossessed mortgage properties which today are not charged VAT when sold;

•	lowering of higher individual income tax bracket from 40% to 35%; and

•	new general anti-avoidance rules, which would strengthen the powers of the Chilean IRS (Servicio de Impuestos Internos) to review and asses certain transactions.

The Tax Reform is expected to be subject to an intense debate in Congress, and some of its provisions may be eliminated or amended substantially.

We are also subject to income tax in Colombia at a rate of 34% with respect to our activities in that country. Beginning in fiscal year 2013, the Colombian corporate income tax rate was reduced from 33% to 25%, and a new income tax called the “CREE” with a tax rate of 9% (8% beginning in fiscal year 2016) was imposed. The CREE reduced the payroll taxes in Colombia from 9% to 4% (social security contributions) on workers who earn less than 10 SMMLV (approximately US$3,059 for 2013) in May 2013 and eliminated the 8.5% employer’s health contribution in January 2014 for this same group of employees.

The taxable base of the CREE is similar to the taxable base of the Colombian income tax. However, it does not allow the subtraction of tax credits and certain tax exemptions permitted for the Colombian income tax. As a result, the CREE could potentially raise our effective rate of tax with respect to our activities in Colombia.

Any future increases in income tax rates could have an adverse effect on our business, financial condition or results of operations.

Colombian tax heaven regulation could adversely affect our business and financial results

Decree 2193 of 2013 designates 44 jurisdictions as tax havens for Colombian tax purposes. It also excludes temporarily seven countries, including Panama, while the Colombian government negotiates tax information exchange agreements with each of them. If Panama and Colombia do not sign a tax information exchange agreement before August 2014, Panama would be considered as a tax haven under Colombian tax regulations. As a result, the clients of our Colombian subsidiaries in Panama who are residents in such jurisdiction would be subject to the following regulations: (i) higher withholding tax rates including a higher withholding rates over financial yields derived from investments in the Colombian securities market), (ii) the Colombian transfer pricing regime and its reporting duties, (iii) an assumption for Colombian authorities of residency for the purposes of qualifying a conduct as abusive under tax regulations, (iv) the disallowance of payments made to residents or entities located in tax havens as costs or deduction, unless the respective withholding tax has been applied and (v) other additional information disclosure requirements.

Colombian new tax reform could adversely affect our business and financial results

There have been several discussions about whether or not an additional tax reform will be required in the near future in Colombia, specifically to address the cost related to the post-conflict obligations that the Colombian government may acquire as a consequence of the peace conversations that are taking place in Havana, Cuba with Fuerzas Armadas Revolucionarias de Colombia, or FARC, guerrilla’s and victims repair, as well as judicial decisions on the amount and liability of Colombian Government to restore and indemnify the conflict victims from guerrilla and paramilitaries. If such new taxes or higher rates in income tax are implemented, or the equity (patrimony) tax is made permanent, those decisions may adversely affect our ability to maintain our profitability trends and the dividends that may be distributed to our shareholders.

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in Chile or Colombia could adversely affect our consolidated results

Uncertainty relating to tax legislation in Chile and Colombia poses a constant risk to CorpBanca. Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting stated expenses and deductions, and eliminating incentives and non-taxed income. In addition, the Colombian government has a significant fiscal deficit that may result in future tax increases. Additional tax regulations could be implemented that could require us to make additional tax payments, negatively affecting our respective results of operations and cash flow. In addition, national or local taxing authorities may not interpret tax regulations in the same way that we do. Differing interpretations could result in future tax litigation and associated costs.

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

Our growth and profitability depend on the level of economic activity in Chile, Colombia and other emerging markets

Substantially all of our loans are to borrowers doing business in Chile or Colombia. Accordingly, the recoverability of these loans in particular, our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile and Colombia. The Chilean and Colombian economies have been influenced, to varying degrees, by economic conditions in other emerging market countries. Changes in Chilean or Colombian economic growth in the future or future developments in or affecting the Chilean or Colombian economies, respectively, including consequences of economic difficulties in emerging and developed markets, including some of our neighbor countries, or a deceleration in the economic growth of Asian or other developed nations to which Chile and Colombia export a majority of their respective goods, could materially and adversely affect our business, financial condition or results of operations.

According to data published by the Central Bank of Chile, the Chilean economy grew by 6% in 2011, 5.6% in 2012 and 4.1% in 2013.

According to data published by the Central Bank of Colombia, the Colombian economy grew by 6.6% in 2011, 4% in 2012 and 4.3% in 2013. Historically, lower economic growth has adversely affected the overall asset quality of the Colombian banking system and CorpBanca Colombia’s loan portfolio.

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

The following table shows the annual rate of inflation during the last five years as measured by changes in the Chilean and Colombian consumer price index, or CPI, and as reported by the: (i) Chilean National Institute of Statistics and (ii) Colombian National Administrative Department of Statistics:

Year	Chilean UF Variation(1)	Chilean Inflation (CPI)	Colombian Inflation (CPI)
	(in percentages)
2009	(2.4)	(1.4)	2.0
2010	2.4	3.0	3.2
2011	3.9	4.4	3.7
2012	2.5	1.5	2.4
2013	2.1	3.0	1.9

Source: Chilean National Institute of Statistics / Colombian National Administrative Department of Statistics.

(1)	The Unidad de Fomento is an inflation index currency unit. The only difference between the UF variation and the CPI is that UF Variation reflects the CPI with one month lag.

In 2009, economic activity slowed significantly in Chile, resulting in 1.4% deflation, and increased in Colombia, resulting in 2% inflation. In 2010, economic growth increased in Chile, ending the year with 3% inflation, in part supported by additional government and private sector spending to finance the reconstruction work required to restore Chile’s productive capacity and financial aid to the areas affected by the 2010 earthquake and tsunami, and grew in Colombia, resulting in 3.2% inflation. During 2010, GDP grew by 5.8% in Chile and grew by 4% in Colombia. During 2011, GDP grew by 6% and the inflation rate increased by 4.4% in Chile and GDP grew by 6.6% and the inflation rate increased by 3.7% in Colombia. During 2012, GDP grew by 5.6% and the inflation rate increased by 1.5% in Chile and GDP grew by 4% and the inflation rate increased by 2.4% in Colombia. During 2013, GDP grew by 4.1% and the inflation rate increased by 3.0% in Chile and GDP grew by 4.3% and the inflation rate increased by 1.9% in Colombia. The Central Bank of Chile decreased the interbank rate from 5% in 2012 to 4.5% in 2013 so that the projected inflation could be placed in the 3.0% horizon defined by the Central Bank of Chile. In Chile, the average interbank rate was 4.9% in 2013. The Central Bank of Colombia decreased the interbank rate from 4.25% in 2012 to 3.25% in 2013 in response to a decrease in inflation expectations driven by decreased economic activity. In Colombia, the average interbank rate was 3.35% in 2013. High levels of inflation or deflation in Chile or Colombia could adversely affect the Chilean or Colombian economies and have an adverse effect on our business, financial condition and results of operations.

We may be unsuccessful in addressing the challenges and risks presented by our operations in countries outside Chile or Colombia

We now operate a banking business in Colombia through CorpBanca Colombia and Helm Bank and in Panamá through subsidiaries of Helm Bank. Our operations are focused on retail banking, as well as wholesale and commercial banking. CorpBanca Colombia provides a broad range of commercial and retail banking services to its customers, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga and Barranquilla. Helm Bank focuses on providing financing and deposit services to small-to-medium-sized companies and individuals with medium-high income levels, operating principally in Bogota, Cali, Medellin, Cartagena and Barranquilla.

We have limited experience conducting credit card and consumer finance businesses in countries outside Chile. Accordingly, we may not be successful in managing credit card and consumer finance operations outside of our traditional domestic market in Chile. We may face delays in payments by customers and higher delinquency rates in any market we enter into, which could necessitate higher provisions for loan losses and, consequently, have an adverse effect on our financial performance.

Colombia has experienced internal security issues that have had or could have in the future a negative effect on the Colombian economy

Colombia has experienced internal security issues, primarily due to the activities of guerrilla groups such as the FARC, paramilitary groups and drug cartels. In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. Despite the Colombian government’s “democratic security” program and current peace conversations with FARC taking place in Havana, Cuba, which have reduced guerrilla and criminal activity, particularly in the form of terrorism attacks, homicides, kidnappings and extortion, such activity persists in Colombia, and possible escalation of such activity and the effects associated with them have had and may have in the future a negative impact on the Colombian economy and on our operations in Colombia, including our customers, employees, results of operations and financial condition.

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

Venezuelan political events may affect CorpBanca Colombia’s operations

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

In February 2014, Venezuela experienced political unrest and demonstrations across the country that sparked a series of violent incidents that resulted in several deaths and numerous injuries. As of the date hereof, anti-government demonstrations in Venezuela caused numerous injuries and protestors continue to hold demonstrations calling for new elections. These demonstrations in recent months in Venezuela, which has escalated in violence, resulted in some of the country’s worst political violence, historically, with numerous deaths and injuries, as well as destruction of property. It is unknown how long it may take for the current situation to be resolved and what effects the current demonstrations may have on Venezuela.

Government policies and actions, and judicial decisions in Colombia could significantly affect the local economy and, as a result, our operations in Colombia and our results of operations and financial condition

Our operations in Colombia and our results of operations and financial condition may be adversely affected by changes in Colombian governmental policies and actions, and judicial decisions, involving a broad range of matters, including interest rates, exchange rates, exchange controls, inflation rates, taxation, banking and pension fund regulations and other political or economic developments affecting Colombia. The Colombian government has historically exercised substantial influence over the economy, and its policies are likely to continue to have a significant effect on Colombian companies. The president of Colombia has considerable power to determine governmental policies and actions relating to the economy, and may adopt policies that could negatively affect our business in Colombia. Future governmental policies and actions, or judicial decisions, could adversely impact the results of operations or financial condition of our business in Colombia.

An increase in constitutional collective actions (acciones populares), class actions (acciones de grupo) and other similar legal actions involving claims for significant monetary awards against financial institutions may have an adverse effect on our business and results of operations

Under the Colombian Constitution, individuals may initiate constitutional collective or class actions to protect their collective or class rights, respectively. Colombian financial institutions, including Helm Bank and CorpBanca Colombia, have experienced a substantial increase in the aggregate number of these actions. The great majority of such actions have been related to fees, financial services and interest rates, and their outcome is uncertain. Pursuant to Law No. 1,425 of 2010, monetary awards for plaintiffs in constitutional collective actions (acciones populares) were eliminated as of January 1, 2011. Nevertheless, individuals continue to have the right to initiate constitutional or class actions against Helm Bank and CorpBanca Colombia.

Future restrictions on interest rates or banking fees could materially and adversely affect our profitability and financial results

The Colombian Commerce Code limits the amount of interest that may be charged in commercial transactions. In the future, regulations could impose limitations regarding interest rates or fees we charge. Any such limitations could materially and adversely affect our results of operations and financial position. In the past, there have been disputes in Colombia among merchants, payment services and banks regarding interchange fees. Although such disputes have been resolved, the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio), or the SIC, may initiate new investigations relating to the interchange fees.

This possibility may lead to additional decreases in such fees, which in turn could adversely our operations in Colombia and our consolidated financial results.

Furthermore, pursuant to article 62 of Law No. 1,430 of 2010, the Colombian Congress granted the government power and authority to establish and define criteria and formulas applicable to the calculation of banking fees and charges and the authority to define maximum limits to banking fees and charges. On December 20, 2011, the Colombian Government used the authority granted by Law No. 1,430 of 2010 and established in Decree 4,809 of 2011 a cap on the fees banks can charge on withdrawals done from ATMs outside their own networks. Under Colombian regulation, banks are prohibited from charging prepayment penalties or fees on loans except when the outstanding amount of a loan is more than the equivalent of 880 SMMLV (approximately US$350,000). If the outstanding amount of a loan is more than the equivalent of 880 SMMLV, prepayment penalties or fees may be charged but only when expressly contemplated under the governing loan agreement. Further limits or regulations regarding banking fees, and uncertainties with respect thereto could have a negative effect on CorpBanca Colombia and our results of operations and financial condition.

As of the date of this Annual Report, an initiative regarding banking fees is being discussed in the Colombian Congress, and has been approved in its second debate out of four needed for it to become a law. If the law is enacted in its current form, banks would be required to cease collecting transactional and service fees from those individuals whose income is equal or under two SMMLV, provided that this benefit would only apply to one savings account per individual. The likelihood of this initiative becoming a law is, however, uncertain given that there have been two similar unsuccessful initiatives discussed in Congress in recent years and the two pending debates would have to be completed before June 2014.

Historically, Colombian banks have not paid interest on amounts deposited in checking accounts. We pay interest on some checking accounts under certain conditions. If competition or other factors lead us to pay higher interest rates on checking accounts, to relax the conditions under which we pay interest or to increase the number of checking accounts on which we pay interest, any such change could have a material adverse effect on our business, financial condition and results of operations.

Insolvency law in Chile and Colombia may limit our monetary collection and ability to enforce our rights

A new Bankruptcy Act was published in Chile in the Official Gazette on January 9, 2014 and will come into effect on October 9, 2014. Under such act, monetary collection and enforcement of rights by a creditor may face limitations such as those arising from the Insolvency Protection (as defined below) recognized by such act. For more information on these limitations please see Item 4—Information on the Company Risks relating to Chile, Colombia and other countries in which we operate—Recent Regulatory Developments in Chile.

On June 12, 2012, the Congress of Colombia enacted Law 1,564 of 2012, which provides insolvency protection for non-merchant individuals. Under the insolvency regulation, which came into effect on October 1, 2012, once a non-merchant individual has ceased paying its debts, such individual can initiate a voluntary insolvency proceeding before a notary public or mediator to reach an agreement with its creditors. The terms of any agreement reached with a group (two or more) of creditors that represent more than 50% of the total amount of the claims will be mandatorily applicable to all relevant creditors. As a result of these agreements CorpBanca Colombia may not be able to recover the total amount of its claims. The increased debtor protections contemplated in the law, including an automatic stay for a maximum of 90 days, could also make it more difficult for CorpBanca Colombia to enforce debt and other monetary obligations, which could have an adverse impact on CorpBanca Colombia and our results of operations and financial condition. Given the recent enactment of Law 1,564 and its regulatory Decree 2,667, it is currently unclear how this law will be interpreted, including how strictly the requirement that the debtor be a non-merchant will be enforced. In addition, an initiative is currently being discussed by the Congress of Colombia, pursuant to which the voluntary insolvency proceeding set forth by Law 1,564 would be at no cost to the debtor, which, if approved, would presumably increase the number of voluntary insolvency proceedings filed by non-merchant debtors.

The Central Bank of Colombia may impose requirements on our (and other Colombian residents’) ability to obtain loans in foreign currency

The Central Bank of Colombia may impose certain mandatory deposit requirements in connection with foreign currency-denominated loans obtained by Colombian residents, including Helm Bank and CorpBanca Colombia. Although no mandatory deposit requirement is currently in effect, a mandatory deposit requirement was set at 40% in 2008 after the Colombian peso appreciated against foreign currencies. We cannot predict or control future actions by the Central Bank of Colombia in respect of such deposit requirements, which may involve the establishment of a different mandatory deposit percentage. The use of such measures by the Central Bank of Colombia may be a disincentive for Helm Bank and CorpBanca Colombia and their respective clients to obtain loans denominated in a foreign currency.

Our operations in Colombia may be unable to collect on collateral or guarantees securing loans, which may adversely affect our results of operations and financial condition

Helm Bank and CorpBanca Colombia make loans that are secured by collateral, including real estate and other assets that are generally located in Colombia. The value of collateral may significantly fluctuate or decline due to factors beyond their control, including, for example, economic and political conditions in the country. An economic slowdown may lead to a downturn in the Colombian real estate market, which may, in turn, result in declines in the value of real estate securing loans to levels below the principal balances of these loans. Any decline in the value of the collateral securing loans may result in reduced recoveries from collateral realization and have an adverse effect on our results of operations and financial condition.

Helm Bank and CorpBanca Colombia also make loans on the basis of guarantees from relatives, affiliates or associated persons of borrowers. To the extent that guarantors encounter financial difficulties due to economic conditions, personal or business circumstances, or otherwise, the ability of Helm Bank or CorpBanca Colombia to enforce such guarantees may be impaired.

In addition, Helm Bank and CorpBanca Colombia may face difficulties in enforcing their rights as a secured creditor against borrowers, collateral or guarantees. In particular, timing delays and procedural problems in realizing against collateral, as well as a debtor-protective judicial interpretations of the law, may make it difficult to foreclose on collateral, realize against guarantees or enforce judgments in Helm Bank’s or CorpBanca Colombia’s favor, which could materially and adversely affect our results of operations and financial condition.

There are also certain provisions of Colombian Law No. 1,676 that may affect our rights to foreclose on or liquidate movable assets pledged in favor of our Colombian subsidiaries. Colombian Law No. 1,676, issued on August 20, 2013, and applicable as from February 21, 2014, created a new registry for liens over movable assets. Creditors registering liens are granted priority based on the date of registration of the liens in the new registry. This “first in time, first in right” rule also applies to those liens granted before the enactement of the law. We are currently registering liens granted in our favor prior to February 21, 2014, however, there is a risk that third parties with conflicting liens may also try to obtain registration over the same assets, in which case the first party to register a lien will have priority over any others. In addition, given the recent enactment of this law, there is uncertainty as to how the law will be interpreted and applied, including how movable assets underlying the securities will be valuated by the registry.

Our operations in Colombia may face legal and other challenges to maximizing revenue from credit card fees and other fees from customers

Helm Bank’s and CorpBanca Colombia’s credit card businesses face risks relating to the pricing of fees and commissions charged to merchants (merchant discounts) and the pricing of bank interchange fees charged by issuer banks to acquiring banks. Banks and card processors in Colombia have been subject to administrative investigations regarding the fees and commissions that are charged to the merchants by the acquiring banks and in respect to the banking interchange fees.

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

As a result of these investigations, the fees charged to merchants and bank interchange fees could decrease, which could also lead to changes in commercial strategies that could affect Helm Bank’s, CorpBanca Colombia’s and our results of operations and financial condition. In addition, fees charged for other banking services have and may continue to be reduced in the future as a result of regulatory measures and/or pressure from retailers and interest groups.

Our Colombian operations face uncertainty regarding consumer protection laws

Law No. 1,328 of 2009, also referred to as the “financial reform law,” creates a customer protection regime with respect to financial institutions. The financial reform law provides a bill of rights for consumers of financial services and products, including the right to receive clear, complete and reliable information about the services and products offered by financial institutions. The law and the decrees and regulations issued pursuant to it also contain specific obligations for financial institutions, including a duty to maintain a financial ombudsman in charge of consumer protection and procedures regulating the responsibilities and function of the ombudsman, a duty to create a financial consumer attention center pursuant to terms set by the Colombian Superintendency of Finance, an obligation to provide services and products under the same conditions offered to the general public, and a prohibition on the inclusion of predatory or abusive clauses in contracts with consumers. Any violation of this law or the decrees and regulations issued pursuant to this law by Helm Bank or CorpBanca Colombia could result in monetary or administrative sanctions or restrictions on its operations.

Certain payments received by the bank may be subject to U.S. federal withholding tax

Pursuant to Sections 1471 through 1474 of the Code and U.S. Treasury Regulations promulgated thereunder, a 30% U.S. withholding tax may be imposed on all or some of the payments received by the bank from sources in the United States after June 30, 2014 if we fail to comply with certain information reporting, certification and other related requirements. It is presently unclear whether the bank will so comply and whether, and to what extent, the U.S. withholding tax will apply. In the event that the 30% U.S. withholding tax applies to U.S. source payments after June 30, 2014, it could have a material adverse effect on our business, future financial performance and results of operations.

RISKS RELATING TO OUR ACQUISITION OF HELM BANK

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

Integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us

We have engaged in a number of mergers and acquisitions in the past, including the acquisition of CorpBanca Colombia in 2012, the Helm Bank Acquisition in 2013, and may make further mergers and acquisitions in the future as part of our growth strategy. We believe that these transactions will contribute to our continued growth and competitiveness in the Chilean, Colombian, and international banking sectors.

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

Acquisitions and strategic partnerships may not perform in accordance with expectations, may fail to receive required regulatory approvals or may disrupt our operations and adversely affect our business financial condition and results of operations

A component of our strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy we have consummated (i) the Banco Santander Colombia Acquisition in 2012 and (ii) the Helm Bank Acquisition in 2013. Pursuant to applicable Colombian Law, Helm Bank will be merged with and into CorpBanca Colombia on or before August 6, 2014. We will continue to consider additional strategic acquisitions and alliances from time to time, inside and outside of Chile and Colombia. Strategic acquisitions and alliances, including the Helm Bank Acquisition, could expose us to risks with which we have limited or no experience. Future acquisitions may also be subject to regulatory approval, which we may not receive, particularly in view of our increasing market share in the Colombian banking industry.

We must necessarily base any assessment of potential acquisitions and alliances on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions and alliances may not produce anticipated synergies or perform in accordance with our expectations and could adversely affect our business, financial condition and results of operations.

In addition, new demands on our existing organization, management and employees resulting from the integration of new acquisitions could disrupt our operations and adversely affect our business, financial condition and results of operations.

We may have problems integrating Helm Bank and its subsidiaries and affiliates to the group

A key element of our expansion strategy consists in the acquisition of existing businesses and their integration into our business model and administration and management processes. Our ability to attain the expected results of the Helm Bank Acquisition will be largely dependent on our ability to integrate Helm Bank’s operations into our existing operations, and to implement our business in a timely and effective manner. We cannot assure you that we will be able to successfully integrate Helm Bank and its subsidiaries into our operations and business model. If we are unable to efficiently operate or integrate Helm Bank or its subsidiaries into our business model, our financial condition, results of operations and liquidity could be adversely affected.

RISKS RELATING TO THE ANNOUNCED ITAÚ-CORPBANCA MERGER

CorpBanca may be unable to fully realize the anticipated benefits of the Itaú-CorpBanca Merger

The Itaú-CorpBanca Merger involves bringing together two large financial institutions that currently operate as independent companies. CorpBanca will be required to devote significant management attention and resources to integrating certain aspects of the business practices and operations of CorpBanca and Itaú Chile.

The success of the Itaú-CorpBanca Merger will depend, in part, on CorpBanca’s ability to realize anticipated revenue synergies, cost savings and growth opportunities resulting from the combination of the businesses of CorpBanca and Itaú Chile. CorpBanca hopes to generate synergies resulting from optimization of organizational structures, scalable IT systems, savings related to the branch network and reductions in administrative expenses. There is a risk, however, that CorpBanca may not be able to combine the businesses of CorpBanca and Itaú Chile in a manner that permits CorpBanca to realize these revenue synergies, cost savings and growth opportunities in the time, manner or amounts CorpBanca currently expects or at all. Potential difficulties CorpBanca may encounter as part of the merger process include, among other things:

•	complexities associated with managing Itaú-CorpBanca;
•

the need to implement, integrate and harmonize various business-specific operating procedures and systems, as well as the financial, accounting, information and other systems of CorpBanca and Itaú Chile;

•	potential loss of key employees as a result of implementing the proposed Transactions;
•	the need to coordinate the existing products and customer bases of CorpBanca and Itaú Chile; and
•

potential unknown liabilities and unforeseen increased expenses or delays associated with the merger and the other transactions described in the Transaction Agreement (as defined below), or the Transactions.

In addition, CorpBanca and Itaú Chile have operated and, until the completion of the merger, will continue to operate separately. It is possible that the integration process could result in:

•	diversion of management’s attention from their normal areas of responsibility to address issues related to the Transactions; and
•	the disruption of CorpBanca’s or Itaú Chile’s ongoing businesses or inconsistencies in its standards, controls, procedures and policies,

each of which could adversely affect their ability to maintain good relationships with its customers, suppliers, employees and other constituencies, or to achieve the anticipated benefits of the proposed Transactions, and could increase costs or reduce their earnings or otherwise adversely affect the business, financial condition, results of operations and/or prospects of the merged entity following the completion of the merger, Itaú CorpBanca, which we refer to herein as Itaú-CorpBanca, following the completion of the merger. Actual revenue synergies, cost savings, growth opportunities and efficiency and operational benefits resulting from the merger may be lower and may take CorpBanca longer than it currently expects.

The integration of two large companies also presents significant management challenges. In order to achieve the anticipated benefits of the merger, the operations of the two companies will need to be reorganized and their resources will need to be combined in a timely and flexible manner.

There can be no assurance that CorpBanca will be able to implement these steps as anticipated or at all. If CorpBanca fails to consummate the Itaú-CorpBanca Merger within the time frame that is currently contemplated or to the extent that is currently planned, or if for any other reason the expected revenue synergies, cost savings and growth opportunities fail to materialize, the Transactions, may not produce the benefits that CorpBanca currently anticipates.

CorpBanca has and will continue to incur significant costs and expenses in connection with the Itaú-CorpBanca Merger

CorpBanca has incurred and will continue to incur substantial expenses in connection with the proposed Transaction. These costs and expenses include financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization and restructuring costs, filing fees, printing expenses and other related charges. Some of these costs are payable by CorpBanca and Itaú Chile regardless of whether the Itaú-CorpBanca Merger is completed. There are also many processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Itaú-CorpBanca Merger. While CorpBanca has assumed that a certain level of expenses would be incurred in connection with the Transactions, there are many factors beyond CorpBanca’s control that could affect the total amount or the timing of the related expenses.

There may also be additional unanticipated significant costs in connection with the Itaú-CorpBanca Merger that CorpBanca may not recoup. These costs and expenses could, particularly in the near term, exceed the savings that CorpBanca expects to achieve from the elimination of duplicative expenses and the realization of economies of scale, other efficiencies and cost savings. Although CorpBanca expects that these savings will offset these integration and implementation costs over time, this net benefit may not be achieved in the near term or at all.

Itaú Unibanco will control the board of directors of Itaú-CorpBanca

Itaú Unibanco and CorpGroup will collectively appoint a majority of the directors of the board of directors of Itaú-CorpBanca after the completion of the Transactions. The Itaú-CorpBanca Shareholders Agreement to be entered into by Itaú Unibanco and Corp Group contemplates that the directors appointed by them will vote in a block and in accordance with the recommendation of Itaú Unibanco, subject to certain exceptions. Accordingly, Itaú Unibanco will be able to control the actions taken by the board of directors of Itaú-CorpBanca on most matters.

Uncertainties associated with the Itaú-CorpBanca Merger may cause a loss of management personnel and other key employees that could adversely affect CorpBanca, Itaú Chile and/or Itaú-CorpBanca

The success of the Itaú-CorpBanca Merger is dependent, in part, on the experience and industry knowledge of their senior management and other key employees of CorpBanca and Itaú Chile and their ability to execute their business plans. In order to be successful, CorpBanca, Itaú Chile and Itaú-CorpBanca must be able to retain the senior management and other key employees and their ability to attract highly qualified personnel in the future. Current and prospective employees of CorpBanca and Itaú Chile may experience uncertainty about their roles within Itaú-CorpBanca following completion of the Itaú-CorpBanca Merger, which may have an adverse effect on the ability of CorpBanca, Itaú Chile or Itaú-CorpBanca to retain or attract senior management and other key employees, and in turn, on our business, financial condition and results of operations, regardless of the success of the Itaú-CorpBanca Merger.

Itaú-CorpBanca’s future results will suffer if it cannot effectively manage its expanded operations following completion of the Itaú-CorpBanca Merger

Following the completion of the Itaú-CorpBanca Merger, the size of the business of Itaú-CorpBanca will be significantly larger and more complex than the current business of CorpBanca or Itaú Chile. Itaú-CorpBanca’s future success will depend, in part, on CorpBanca’s ability to manage this expanded business, posing substantial challenges for management. There can be no assurances that Itaú-CorpBanca will be successful or that it will realize the expected operating efficiencies, cost savings, revenue synergies and other benefits currently anticipated by CorpBanca and Itaú Chile from the Itaú-CorpBanca Merger.

CorpBanca must obtain approval of its shareholders to the Transactions, which, if delayed or not obtained, may jeopardize or delay its consummation

The Transactions are conditioned on the approval by the affirmative vote of the holders of two-thirds of the outstanding shares of CorpBanca common stock. If the shareholders of CorpBanca do not provide such approval, then CorpBanca and Itaú Chile cannot consummate the Transactions. CorpBanca has not yet scheduled a shareholders meeting for the purpose of obtaining such vote.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met

The Transactions are subject to various customary regulatory approvals that must be obtained from certain bank and other governmental authorities in several jurisdictions. These authorities may impose conditions on the granting of such approvals. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying completion of the merger or of imposing additional costs or limitations on CorpBanca. Regulatory approvals may not be received at any time, may not be received in a timely fashion, and may contain conditions on the completion of the merger. In addition, CorpBanca and Itaú Chile may elect not to consummate the Itaú-CorpBanca Merger if, in connection with any required regulatory approval, any governmental or regulatory entity imposes any restriction, requirement or condition that would reasonably be expected to have a material adverse effect on either CorpBanca and its subsidiaries, taken as a whole, or Itaú Chile, Itaú Colombia and their subsidiaries, taken as a whole.

Failure to consummate the Itaú-CorpBanca Merger could negatively impact the share price and the future business and financial results of CorpBanca

If the Itaú-CorpBanca Merger is not consummated, the ongoing businesses of CorpBanca may be adversely affected and, without realizing any of the benefits of having consummated the Itaú-CorpBanca Merger, CorpBanca will be subject to a number of risks, including the following:

•	CorpBanca and/or Itaú Chile will be required to pay costs and expenses relating to the proposed Transactions;
•

matters relating to the Transactions may require substantial commitments of time and resources by CorpBanca’s management, which could otherwise have been devoted to other opportunities that may have been beneficial to CorpBanca; and

•

the Transaction Agreement restricts CorpBanca, without Itaú Chile’s consent; and subject to certain exceptions, from taking certain actions until the Itaú-CorpBanca Merger is consummated. These restrictions may prevent CorpBanca from pursuing otherwise attractive business opportunities and making other changes to their businesses that may arise prior to consummation of the Transactions.

If the Transactions are not consummated, these risks may materialize and may adversely affect CorpBanca business, financial results and share price.

The Transaction Agreement contains provisions that restrict CorpBanca’s ability to pursue alternative transactions

The Transaction Agreement prohibits the parties from soliciting, discussing, negotiating or entering into alternative transactions. This provision could discourage a third party that may have an interest in acquiring all or a significant part of CorpBanca from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher value than the value of the proposed Transactions.

The Transaction Agreement may be terminated in accordance with its terms and the Transactions may not be completed

The Transaction Agreement is subject to a number of customary closing conditions which must be fulfilled in order to consummate the Itaú-CorpBanca Merger. Those conditions include: approval of the Transaction Agreement by CorpBanca shareholders, receipt of all required regulatory approvals, absence of orders preventing or suspending consummation of the Transactions, receipt of specified consents, the accuracy of the representations and warranties by both parties, performance by both parties of their covenants and agreements, the execution and delivery by both parties of the Shareholders’ Agreement and certain pledge agreements, and the absence of any circumstance, occurrence or change that has had a material adverse effect on any of the parties. These conditions to the closing of the Transactions may not be fulfilled and, accordingly, the merger may not be completed. As discussed in Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings, shareholders have commenced an action that purports to seek an order enjoining the Itaú-CorpBanca Merger. In addition, if the Transactions are not completed by the second anniversary from the date of the Transaction Agreement, either CorpBanca or Itaú Chile may choose not to proceed with the Transactions, and any party can unilaterally decide to terminate the Transaction Agreement.

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

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange, or the NYSE, limiting the protections afforded to investors

We are a “controlled company” and a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (i) a majority of our board of directors (directorio), or Board of Directors, consist of independent directors, (ii) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (iii) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (iv) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken, and (v) the members of the audit committee meet the Exchange Act Rule 10A-3(b)(1) independence requirements. We currently use these exemptions and intend to continue using these exemptions. Accordingly, you will not have the same protections afforded to investors in companies that are subject to all NYSE corporate governance requirements. See “Item 16G. Corporate Governance” for a comparison of the corporate governance standards of the New York Stock Exchange and Chilean practice.

Certain actions by our principal shareholder may have an adverse effect on the future market value of our securities and may have interests that differ from those of our other shareholders

Our controlling shareholder is Corp Group Banking S.A., which in turn is controlled by Mr. Alvaro Saieh Bendeck. As of December 31, 2013, together with members of his family, Mr. Saieh Bendeck and his family had an indirect ownership of 75.6% of Corp Group Banking S.A. and 51.4% of CorpBanca’s outstanding common shares through such holding company and also through other investment companies such as Compañía Inmobiliaria y de Inversiones Saga S.A., or Saga, a company owned by Mr. Saieh Bendeck and his family. In addition, Mr. Saieh Bendeck currently holds shares with sufficient voting power under Chilean law to approve substantially all of the forms of corporate action subject to decision by shareholders’ meetings (except for certain actions subject to supermajority approval according to Chilean law), including the distribution of dividends (above the legal minimum of 30% of net profits), to elect a majority of the nine members of the Board of Directors, to direct our management and to control substantially all matters that are to be decided by a vote of shareholders, including fundamental corporate transactions.

Investors may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons

We are organized under the laws of Chile, and our principal place of business (domicilio social) is in Santiago, Chile. Most of our directors, officers and controlling persons reside outside of the United States. In addition, all or a substantial portion of our assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce in Chile judgments rendered by United States courts against them, including in any action based on civil liabilities under the United States federal securities laws.

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

Our common shares underlying the ADSs are listed and traded on the Santiago Stock Exchange and the Chilean Electronic Exchange, although the trading market for the common shares is small by international standards. As of December 31, 2013, we had 340,358,194,234 common shares. Although ADS holders are entitled to withdraw common shares underlying ADSs from the depositary at any time, the Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. As of December 31, 2013, our non-controlling shareholders held approximately 48.6% of our outstanding common shares. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market any common shares obtained upon withdrawal of such common shares from our ADR facility in the amount and at the price and time such holder desires, and could increase volatility of the price of the common shares in the form of ADSs.

In addition, according to article 14 of the Ley de Mercado de Valores, Law No. 18,045, or the Chilean Securities Market Law, the Chilean Superintendency of Securities and Insurance, or SVS, may suspend the offer, quotation or trading of shares of any company listed on the Chilean stock exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the SVS will then cancel the relevant listing in the registry of securities. Furthermore, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it is deemed necessary. These and other factors may substantially limit your ability to sell the common shares underlying your ADSs at a price and time at which you wish to do so.

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

You may be unable to exercise preemptive rights

The Ley Sobre Sociedades Anónimas, Law No. 18,046 and the Reglamento de Sociedades Anónimas, which we refer to collectively as the Chilean Corporations Law, and applicable regulations establish that whenever we issue new common shares for cash, we are obligated by law to grant preemptive rights to all of our shareholders (including the depositary on behalf of the holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. However, we may not be able to offer shares to United States holders of ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of common shares unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Act, is effective with respect to such rights and common shares, or an exemption from the registration requirements of the Act is available.

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

Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the depositary

Under Chilean law, a shareholder is required to be registered in our shareholders’ registry at least five business days before a shareholders’ meeting in order to vote at such meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to vote at shareholders’ meetings, because the shares underlying the ADSs will be registered in the name of the depositary. While a holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs in accordance with the procedures provided for in the deposit agreement, a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so. In certain instances, a discretionary proxy may vote our shares underlying the ADSs if a holder of ADSs does not instruct the depositary with respect to voting. In addition, the vote of a holder of ADSs may not be necessary to approve certain matters since under Chilean law, substantially all of the forms of corporate action can be approved with the votes of our controlling shareholder in a duly summoned shareholders’ meeting, Corp Group Banking and other investment companies such as Saga, which are owned by Mr. Saieh Bendeck and his family, except for certain matters requiring supermajority approval according to Chilean law.

U.S. holders of our ADSs or common shares could suffer adverse tax consequences if the Company is characterized as a passive foreign investment company.

If you are a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. federal income tax considerations”) and we are a passive foreign investment company, or PFIC, for any taxable year during which you own our ADSs or common shares, you could be subject to adverse U.S. tax consequences. As of the date of this Annual Report, we do not expect to be classified as a PFIC for U.S. federal income tax purposes for our current taxable year or for any taxable year in the foreseeable future. However, the determination of whether we are a PFIC is made on an annual basis and will depend on the composition and nature of our income and the composition, nature and value of our assets from time to time, and therefore no assurance can be provided regarding our PFIC status. You should consult your tax advisor regarding the U.S. federal, state and local and other tax consequences of owning and disposing of the ADSs or common shares in your particular circumstances. See Item 10. Additional Information—E. Taxation—U.S. federal income tax considerations”, for additional information related to the PFIC rules and their application to the bank.

Holders of the ADSs or our common shares could be subject to a 30% U.S. withholding tax.

Pursuant to Sections 1,471 through 1,474 of the Code and U.S. Treasury Regulations promulgated thereunder, 30% withholding tax may be imposed on all or some of the payments on the ADSs or our common stock after December 31, 2016 to holders and non-U.S. financial institutions receiving payments on behalf of holders that, in each case, fail to comply with information reporting, certification and related requirements. This withholding tax, if it applies, could apply to any payment made with respect to the ADSs or our common stock, and ADSs or shares of our common stock held through a non-compliant institution may be subject to withholding even if the holder otherwise would not be subject to withholding. U.S. holders are urged to consult their tax advisers regarding the application of these rules to their ownership of the ADSs or our common stock. See Item 10. Additional Information—E. Taxation—U.S. federal income tax considerations”, for additional information related to these rules and their application to holders of ADSs or our common shares.

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

ITEM 4.            INFORMATION ON THE COMPANY

A.        HISTORY AND DEVELOPMENT OF THE COMPANY

We are a publicly traded company (sociedad anónima) organized under the laws of Chile and licensed by the SBIF to operate as a commercial bank. Our legal and commercial name is CorpBanca. Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile. Our telephone number is 56-22-660-8000 and our website is www.CorpBanca.cl. Our agent in the United States is CorpBanca New York Branch, Attention: Fernando Burgos Concha, located at 885 Third Avenue, 33rd Floor, New York, NY 10022. Information set forth on our website does not constitute a part of this Annual Report. CorpBanca is organized under the laws of Chile and its subsidiaries are organized under the laws of Chile and Colombia. The terms “CorpBanca,” “the bank,” “we,” “us” and “our” in this Annual Report refer to CorpBanca together with its subsidiaries unless otherwise specified.

HISTORY

We are Chile’s oldest operating bank, incorporated as Banco de Concepción by Decree No. 180 of the Ministry of Finance on October 3, 1871, and legally began operations as a bank on October 16th of the same year. We were founded by a group of residents of the City of Concepción, Chile, led by Aníbal Pinto, who would later become President of Chile. In 1971, Banco de Concepción was transferred to a government agency, Corporación de Fomento de la Producción (the Chilean Corporation for the Development of Production, or CORFO). Also in 1971, Banco de Concepción acquired Banco Francés e Italiano in Chile, which provided for the expansion of Banco de Concepción into Santiago. In 1972 and 1975, the bank acquired Banco de Chillán and Banco de Valdivia, respectively. In November 1975, CORFO sold its shares of the bank to private business persons, who took control of the bank in 1976. In 1980, the name of the bank was changed to Banco Concepción. In 1983, control of Banco Concepción was assumed by the SBIF. The bank remained under the control of the SBIF through 1986, when it was acquired by Sociedad Nacional de Minería (the Chilean National Mining Society, or SONAMI). Under SONAMI’s control, Banco Concepción focused on providing financing to small- and medium-sized mining interests, increased its capital and sold a portion of its high-risk portfolio to the Central Bank of Chile. Investors led by Mr. Alvaro Saieh Bendeck purchased a majority interest of Banco Concepción from SONAMI in 1996. For over 20 years, Mr. Saieh Bendeck has directed the acquisition, creation and operation of a number of commercial banks, mutual fund companies, insurance companies and other financial entities in Chile and other parts of Latin America.

Following our acquisition by Mr. Alvaro Saieh Bendeck in 1996, we began to take significant steps to improve our credit risk policies, increase operating efficiency and expand our operations. These steps included applying stricter provisioning and charge-off standards to our loan portfolio, cost cutting measures and technological improvements. We also changed our name to CorpBanca and hired a management team with substantial experience in the Chilean financial services industry. Several of our senior officers, prior to joining CorpBanca, were employed by Banco Osorno y La Union prior to its merger with Banco Santander-Chile in 1996. In addition, we significantly expanded our operations in 1998 through the acquisition of the consumer loan division of Corfinsa (which was formerly a consumer loan division of Banco Sud Americano, currently Scotiabank Chile) and the finance company Financiera Condell S.A. In November 2002, we completed the largest equity capital-raising transaction in Chile during that year, providing us with Ch$111,732 million (approximately US$238.9 million using the exchange rate that was in effect as of December 31, 2002) in capital to help implement our growth strategies. During this time, we consolidated our information technology systems into a single, integrated platform, Integrated Banking System, or IBS, a central information system that replaced a number of systems, providing us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each product and client segment.

On June 22, 2012, we finalized the acquisition from Banco Santander S.A., a sociedad anónima bancaria organized under the laws of the Kingdom of Spain, of (i) 91.9% equity interest in Banco Santander Colombia, now known as CorpBanca Colombia, (ii) a 99.96% (direct and indirect) equity interest in Santander Investment Valores Colombia S.A., now known as CorpBanca Investment Valores Colombia S.A., or CIVAL, a licensed securities broker dealer operating in Colombia and (iii) a 99.99% equity interest in Santander Investment Trust Colombia S.A., now known as CorpBanca Investment Trust Colombia S.A., or CIT Colombia, a financial services company operating in Colombia that specializes in fund administration and trust and custodial services. Banco Santander Colombia, CIVAL and CIT Colombia currently operate under the CorpBanca brand name.

On October 9, 2012, an affiliate of CorpBanca Group entered into the HB Purchase Agreement, with affiliates of Helm Corporation, to acquire up to a 100% equity interest in the common shares of Helm Bank, including its subsidiaries in Colombia, Helm Comisionista de Bolsa S.A. and Helm Fiduciaria S.A., its subsidiaries in Panama, Helm Bank S.A. (Panama) and Helm Casa de Valores S.A. (Panama) and its subsidiary in the Cayman Islands, Helm Bank S.A. (Cayman I.), with the intent to merge Helm Bank with and into CorpBanca Colombia S.A. with CorpBanca Colombia S.A. as the surviving corporation. The total consideration for the acquisition of Helm Bank by CorpBanca Colombia, which includes 100% of the issued and outstanding shares of Helm Bank and its subsidiaries, was approximately US$1,320 million.

On August 6, 2013, and in a first step of the Helm Bank Acquisition, Banco CorpBanca Colombia S.A. acquired 2,387,387,295 ordinary shares of Helm Bank S.A., representing 58.89 % Helm Bank’s ordinary shares (approximately 51.61% of the ordinary and preferred shared issued by Helm Bank) and, therefore, acquired control of Helm Bank S.A. and its subsidiaries, Helm Comisionista de Bolsa S.A., Helm Fiduciaria S.A., Helm Bank S.A. (Panamá), Helm Casa de Valores S.A. (Panamá) and Helm Bank S.A. (I. Caymán). On August 29, 2013, and in a second step of the Helm Bank Acquisition, Banco CorpBanca Colombia S.A. acquired 1,656,579,084 ordinary shares of Helm Bank S.A., representing another 40.86% of the ordinary shares, for a total of approximately 99.75% of the ordinary shares (approximately 87.42% of the ordinary and preferred shared issued by Helm Bank).

In order to finance the Helm Bank Acquisition, CorpBanca Colombia raised capital in an amount equal to US$1,014 million and financed the remainder of the acquisitions with its own funds. The capital increase was subscribed to by (i) CorpBanca (in the amount of approximately US$353 million), (ii) Helm Corporation investing indirectly, together with another main former shareholder of Helm Bank (in the aggregate amount of approximately US$473 million) and (iii) CorpGroup (in the amount of approximately US$188 million). As a result of this capital raise, our stake in CorpBanca Colombia was diluted to 66.39%

In the end of the fourth quarter of 2013, CorpBanca Colombia initiated a public tender offer to repurchase all of the outstanding non-voting preferred shares of Helm Bank. The tender offer was completed in January 2014 and resulted in CorpBanca Colombia purchasing 568,206,073 non-voting preferred shares issued by Helm Bank, representing to 99.38% of the 571,749,928 authorized and issued non-voting preferred shares of Helm Bank. As a result of the purchase through this tender offer, CorpBanca Colombia became a 99.70% owner of Helm Bank, when combined with the 4,044,135,318 common shares already owned by CorpBanca Colombia prior to the tender offer.

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

Our loan portfolio (excluding loans to banks) has grown at a compounded annual growth rate in nominal terms of 33.7% between December 31, 2010 and December 31, 2013. As of December 31, 2013, according to the SBIF, we were the fourth largest private bank in Chile in terms of the overall size of our loan portfolio (11.5% market share on a consolidated basis and 7.3% market share on an unconsolidated basis only taking into account our operations in Chile, each as reported to the SBIF calculated under local regulatory and accounting principles). As of December 31, 2013, we had total assets of Ch$17,482,631 million, including total loans of Ch$12,897,681 million, shareholders’ equity (excluding net income for the trailing twelve months and provision for mandatory dividend) of Ch$1,346,007 million and our return on average shareholders’ equity was 12.4% for the trailing twelve months. For the year ended December 31, 2013, we had net interest income of Ch$457,690 million and net income of Ch$175,239 million.

Our risk management strategy has enabled us to maintain what we believe are solid solvency ratios and risk indicators, notwithstanding recent high levels of volatility in the financial markets. As of December 31, 2013, we had a BIS Ratio of 13.2% and allowance for loan losses to total loans of 1%. We have achieved an average annual return on equity of 18.5% between 2010 and 2013. As of December 31, 2013, we had 123 branches and 504 ATMs in Chile and 172 branches and 182 ATMs in Colombia.

The Announced Itaú-CorpBanca Merger

Pursuant to CorpBanca’s regionalization strategy, during 2013, CorpBanca conducted a process involving several Latin American and global banks as potential partners in order to explore a strategic alliance to further expand CorpBanca’s reach and capabilities. Consequently, after conducting a comprehensive and competitive process for identifying a merger partner, on January 29, 2014, we and our controlling shareholders entered into a Transaction Agreement with Itaú Chile and its parent entity, Itaú Unibanco, whereby we agreed to merge with Itaú Chile, or the Transaction Agreement. As part of that process, we retained two investment banks (Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co.) as financial advisors in connection with the merger transaction and with the purpose of conducting the process. We and our financial advisors contacted multiple well-known international and Chilean banks who were believed to potentially be interested in a merger. The goal of the process was to obtain the best transaction (in terms of value and certainty of closing) for us and all of our shareholders. After a thorough analysis by us and our financial advisors and Chilean and U.S. legal advisors of the indications of interest received from the different parties and discussions with certain of the parties, we concluded that Itaú Chile offered the best available transaction for us and all our shareholders.

The Itaú-CorpBanca Merger is subject to regulatory approvals from the Brazilian, Colombian, Chilean, Panamanian and United States regulators and also subject to the approval of the shareholders of CorpBanca and Itaú Chile. Assuming such approval is granted, and subject to customary closing conditions, Itaú Chile will merge with and into CorpBanca, with CorpBanca as the surviving entity. The name of the merged bank will be Itaú-CorpBanca. We expect the Itaú-CorpBanca Merger to close in the fourth quarter of 2014 or the first quarter of 2015.

After closing of the Itaú-CorpBanca Merger, Itaú Unibanco and our current controlling shareholders will beneficially own 33.58% and 32.92% of our outstanding common shares, respectively. Prior to the closing of the Itaú-CorpBanca Merger, Itaú Unibanco will inject $652 million into Itaú Chile in a capital increase. In connection with the Transaction Agreement, our controlling shareholders have agreed that at the closing of the Itaú-CorpBanca Merger, they will enter into the Itaú-CorpBanca Shareholders Agreement, whereby Itaú Unibanco will control the merged bank, or Itaú-CorpBanca, after the consummation of the Itaú-CorpBanca Merger. For a description of the Itaú-CorpBanca Shareholders Agreement and the Transaction Agreement, see Item 10. Additional Information—C. Material Contracts.

Pursuant to the Transaction Agreement, after the closing of the Itaú-CorpBanca Merger, Itaú-CorpBanca will acquire the operations of Itaú Unibanco in Colombia by acquiring the shares of Itaú Colombia at an aggregate price equivalent to their book value of approximately $170 million. Alternatively, if the minority shareholders of CorpBanca Colombia accept the offer to sell their shares in CorpBanca Colombia to Itaú-CorpBanca after the closing of the Itaú-CorpBanca Merger, Itaú-CorpBanca will acquire the operations of Itaú Unibanco through a merger of Itaú Colombia with and into CorpBanca Colombia. To that effect, Itaú-CorpBanca will offer to acquire the CorpBanca Colombia shares held by the minority shareholders of CorpBanca Colombia representing 33.6% of the outstanding shares (including the shares indirectly owned by Inversiones Corp Group Interhold Limitada, or Interhold and Inversiones Gasa Limitada, or Gasa and together with Interhold, CorpGroup Parent, representing 12.38% of CorpBanca Colombia’s outstanding capital stock and that CorpGroup Parent has agreed to sell to Itaú-CorpBanca), through a cash offer in the aggregate amount of $894 million. This offer to purchase for cash implies a valuation of CorpBanca Colombia of approximately $2.66 billion (which is the same valuation assigned to CorpBanca Colombia for the purpose of determining the valuation of CorpBanca for the Itaú-CorpBanca Merger). If the minority shareholders of CorpBanca Colombia agree to sell their shares, our shareholders could benefit even further from synergies resulting from the merger of CorpBanca Colombia and Itaú Colombia.

The Itaú-CorpBanca Merger is expected to be beneficial to us and all of our shareholders for the following principal strategic reasons:

•

Itaú-CorpBanca would be the fourth largest private bank in Chile measured by total loans with a 12.2% market share (compared to the 7.3% market share we have on a stand-alone basis) as of December 31, 2013;

•	we and Itaú Chile have complementary segments, products and lines of business;
•	the combination of both banks would result in a merged bank with a solid capital base and improved funding profile;

•	the merger’s potential to generate significant synergies; and
•	the combination of our and Itaú Unibanco’s operations in Colombia would provide the merged bank with a strong framework to reach a stronger position in the Colombian market.

We believe that the Itaú-CorpBanca Merger represents a significant opportunity to generate synergies that we believe will translate into financial savings and cost reductions in various aspects of our business starting on the third anniversary of the closing of the merger. From a human resources perspective, we expect to capitalize on relevant synergies relating to the optimization of the merged bank’s organizational structures, which we estimate will result in savings amounting to approximately $15 million to $18 million. Furthermore, we estimate that savings associated with scalable IT systems will amount to approximately $16 million to $19 million and other savings derived from an enhanced branch network will be in the range of approximately $8 million to $10 million. Moreover, we expect reductions in administrative expenses and costs of services by service providers of both Itaú Chile and us in the range of $15 million to $18 million.

In addition, we also expect significant improvements in our funding costs compared to the cost of funding we have today, as well as substantial revenue synergies (which were not considered in the cost synergies described above). Assuming fully phased-in after-tax synergies of approximately $80 million per year during the first three years after the consummation of the Itaú-CorpBanca Merger, and excluding one-time integration costs of approximately $85 million to be incurred during those first three years, the transaction will be accretive from an earnings per share perspective for all our shareholders from the first year after the closing.

We also expect a significant improvement in the capital position of the merged bank. We will combine our current Tier I Capital of approximately $2.7 billion with Itaú Chile’s $1.9 billion, providing the merged bank with a considerably larger capital base to support further growth.

From a commercial and strategic perspective, the Itaú-CorpBanca Merger is expected to create a regional leader and constitute a unique opportunity for us to partner with a leading financial institution in the region. Itaú Unibanco is the largest private financial institution in Brazil and a premier franchise in Latin America, which will allow us to benefit from the strength of a partner with a market capitalization, as of May 14, 2014 of approximately $83 billion in our existing markets while enhancing opportunities for growth in other markets, by leveraging Itaú Unibanco’s global client relationships and enabling the merged bank to expand its banking products’ offering. The enhanced footprint that Itaú-CorpBanca will have in Chile and Colombia is expected to provide greater scale and resources to grow and compete more effectively in those countries, consolidating our position as the fourth largest private bank in Chile measured by total loans with a combined market share of 12.2% as of December 31, 2013 (compared to the 7.3% market share that we had as of December 31, 2013). In addition, this enhanced footprint will function as a platform to expand in the region, in particular into Peru and Central America.

CAPITAL EXPENDITURES

The following table reflects our capital expenditures in the years ended December 31, 2011, 2012 and 2013:

	For the Year Ended December 31,
	2011	2012	2013
	(in millions of Ch$)
Land and buildings	91	173	3,874
Machinery and equipment	1,519	3,335	2,908
Furniture and fixtures	2,867	2,162	2,894
Vehicle	–	58	3
Other	6,434	17,767	24,686

Total	10,911	23,495	34,366

The Ch$3,701 million increase in land and buildings expenditures was mainly due to acquisitions in Colombia of CorpBanca Colombia’s facilities for its operating and central processing areas. The Ch$24,686 million in other capital expenditures corresponds to Ch$6,249 million for software and computer equipment acquisitions in Colombia and Ch$18,437 million for investments in IT projects in Chile. Capital expenditures are financed through our own funds.

Capital divestitures resulted in a gain in sale of 31 real estate assets owned by CorpBanca corresponding to the properties where CorpBanca’s branches operate in the amount of Ch$25,164 million as of December 31, 2013 as compared to Ch$1,335 million in 2012 and Ch$17 million in 2011. See Notes 14 and 32 of our audited consolidated financial statements included herein.

B.	BUSINESS OVERVIEW

COMPETITIVE STRENGTHS

We believe that our current profitability and competitive advantages are the result of the following strengths:

Strong Market Position and Financial Performance

We believe that our strong position in the Chilean market has assisted us in achieving higher and more stable profits than our competitors. We are among the market leaders in Chile, ranking fourth among private banks in total loans with 11.5% market share on a consolidated basis and 7.3% market share on an unconsolidated basis in the Chilean market only taking into account our operations in Chile and fourth in deposits with 11.1% market share on a consolidated basis and 7.8% market share among private banks on an unconsolidated basis in the Chilean market only taking into account our operations in Chile, each as of December 31, 2013. We have grown our market share in total loans by 416 basis points during the 2010-2013 period on a consolidated basis. During the third quarter of 2013, CorpBanca added US$5.3 billion in loans through the acquisition of Helm Bank, which accounted for the 216 basis points increase in market share on a consolidated basis. This increase in market share was partly offset by a decrease of almost 1% of market share on an unconsolidated basis (only taking into account our operations in Chile) due to our focus on increasing profitability and liquidity in Chile during the third quarter of 2013. In addition to our growth in market share, we achieved record profits for CorpBanca during the 2010-2013 period. For the three years ended December 31, 2013, we had net income of Ch$117,318 million, Ch$119,153 million and 175,239 million, respectively.

Pending Itaú-CorpBanca Merger

We believe that the pending Itaú-CorpBanca Merger will provide us a competitive advantage over our competitors. In particular, the merger is expected to provide us with the opportunity to partner with a premier Latin American franchise and give us the ability to leverage Itaú Unibanco´s strong global client relationships. Itaú-CorpBanca is expected to be the fourth largest private bank in Chile with US$43 billion in assets, US$33 billion in loans and US$27 billion in deposits. With this greater scale, the institution is expected to be able to exploit various cross-selling opportunities benefit from additional synergies through (i) the optimization of cost structures, (ii) savings derived from an enhanced branch network, (iii) savings derived from scalable IT systems, (iv) improvements in the cost of funding and (v) the ability to further leverage Tier I Capital. In addition, we and Itaú Chile have complementary segments, products and lines of business, and the combination of the entities is expected to result in a merged bank with a solid capital base and a strong framework to reach a stronger position in the Colombian market.

Diversified Footprint in Chile and Colombia

We believe that our successful acquisition and integration of Banco Santander Colombia and Helm Bank gives us a distinct advantage over our competitors in Chile and Colombia. We are the first and, as of the date of this Annual Report, the only Chilean based bank to acquire a universal bank in Colombia. The resulting entity is expected to be the fifth largest bank in Colombia.

Experienced Management Team

Our qualified and experienced management teams have played an important role in guiding our growth. Our largest shareholder, Mr. Alvaro Saieh Bendeck who resigned as Chairman of the Board in February 2012, has over 27 years of experience in the Chilean financial industry. Mr. Saieh Bendeck is committed to continuing his relationship with CorpBanca on matters concerning strategic development, control and new business. Our Chairman of the Board of Directors, Mr. Jorge Andrés Saieh Guzmán, who became Chairman of the Board in February 2012, has over 14 years experience as a member of the Board of Directors and more than three years experience as First Vice Chairman. Our CEO, Fernando Massú, has over 30 years of experience in the banking and financial services industry, and is expected to continue to serve as a member of the Board of Directors after the Itaú-CorpBanca Merger has come into effect. Our Chief Financial Officer, or CFO, Eugenio Gigogne, has over 24 years of experience in the banking and financial services industry. The CEO of CorpBanca Colombia, Jaime Munita Valdivieso, has over 20 years of experience in the banking and financial services industry. The members of the board of directors of both CorpBanca Colombia and Helm Bank also have a wealth of experience in the Colombian market and the banking and financial services industry. As set forth in the Transaction Agreement, after closing, the CEO of Itaú-CorpBanca is expected to be Boris Buvinic, who has served in the banking industry for over 20 years in Chile. Although, the composition of the board of directors of Itaú-CorpBanca is expected to materially change given the change of control in favor of Itaú Unibanco, Jorge Andrés Saieh Guzmán is expected to retain his position as Chairman of the board of directors.

Sound Risk Management

We believe that we have asset quality that is superior to the market average. We have maintained our asset quality, as evidenced by our ratio of non-performing loan to total loans of 1.1% as of December 31, 2013, and a ratio of charge-offs to average outstanding loans of 0.9% as of December 31, 2013. We believe that we have a risk management system that enables us to identify risks and resolve potential problems on a timely basis and we have made a series of investments to improve the technology we use to manage risk. We have also employed our risk management system and philosophy to identify potential acquisition targets with high asset quality.

Operating in a Stable Economic Environment within Latin America

We conduct a majority of our business in Chile and a significant amount of our business in Colombia. The Chilean and Colombian economies have demonstrated strong macroeconomic fundamentals in terms of GDP per capita with 4.1% and 4.3% growth and low inflation of 3.0% and 1.9% during 2013 in Chile and Colombia, respectively. The Chilean economy is generally recognized as among the most stable in Latin America, as evidenced by its investment grade ratings of “AA-” by Standard & Poor’s, A+ by Fitch Ratings and “Aa3” by Moody’s, the highest ratings in the region. Chile has consistently received investment-grade credit ratings since Standard & Poor’s and Moody’s started coverage in 1992 and 1994, respectively. Standard & Poor’s and Fitch Ratings have an investment grade rating of Colombia of “BBB”, with a “stable” outlook. Moody’s has an investment grade rating of Colombia of “Baa3”, with a “positive” outlook.

STRATEGY

Our strategy aims at enhancing our market position in the Chilean and Colombian financial services industry in terms of profitability, market share and service coverage. The key elements of our strategy are:

Continue to Grow our Operations Profitably as a Universal Bank

We seek to achieve organic growth by offering competitive products and services to our clients in all of our lines of business in Chile and Colombia. We believe that we have developed a successful wholesale banking business model, which allows us to realize high margins on the cross-selling of our products to our large corporate clients, and we intend to continue to expand our wholesale banking business model to our operations in Colombia. We are focusing our marketing and sales efforts on adapting this business model to apply to our SME clients in Chile and Colombia. Additionally, we believe that our strong franchise in the retail banking segment offers us the potential for significant growth in our loan portfolio, in the low-, mid—and high-income segments. In particular, we believe that there is significant opportunity to expand our wealth management business through the offering of unique investment products and opportunities that we benefit from as a member of CorpGroup. We believe Itaú and

CorpBanca will be complementary banking operations given their market positions, which are expected to enhance our competitive positioning and help in the enrichment of our client servicing models. In addition, we seek to identify and pursue growth-enhancing strategic opportunities. We will continue to consider additional strategic acquisitions and alliances from time to time, inside and outside of Chile and Colombia.

Further Penetrate the Colombian Financial Services Market

We intend to capitalize on the growth of the Colombian market given that we believe that our Colombian operation will offer us significant opportunities for growth in the financial services industry. Specifically, we expect to benefit from the low banking penetration rates and growth in terms of GDP per capita in Colombia. Our Helm Bank Acquisition and the pending Itaú-CorpBanca Merger demonstrates our commitment to the Colombian financial services market. With respect to our current operations in Colombia, in order to improve operational efficiency and increase market share in key sectors, we intend to implement our commercial and operational standards and best practices of CorpBanca Colombia, while capitalizing on the local management expertise, customer base, services and products. We also intend to leverage our relationship with the International Finance Corporation, or IFC, to benefit our operations in Colombia.

Actively Pursue Cross-Selling Opportunities

We intend to increase our market share and profitability by continuing to cross-sell services and products to our existing clients. We have instituted processes that facilitate our ability to offer additional financial services to our clients, which we believe will increase our revenues from fees for value-added services. In addition, we cross-sell loan products to our checking and savings account customers that are tailored to their individual needs and financial situation. We also believe that our relationship with the companies that are controlled by Mr. Saieh Bendeck (that constitute CorpGroup) will allow us to add clients and increase our profitability in the near future. For example, we install our ATM machines and distribute our banking products in CorpGroup retail outlets throughout Chile.

Efficiency

We are committed to continuing to improve our operating efficiency and profitability. We continue to update our branch operations to allow for an increased level of customer “self-help”. We are also working to increase use of internet and mobile banking by our customers, offering better quality. This strategy has allowed us to win for the third year the Global Finance Award as Best Banking Website for Companies in Chile, in recognition of an online service excellence. We have implemented a central information system that provides us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each transaction, product and client segment savings. Our senior management continued to focus in implementing technological solutions aimed at identifying means of improving our overall profitability and optimize our cost structure, such as time deposits on line which have an innovative product of great success in Chile. Colombia implemented “AzulNet” the portal with new features for customers and optimizing technology platform for business customers and better response times. Through these initiatives, we will continue to strive to improve our efficiency ratio. As of December 31, 2013, we had a consolidated efficiency ratio of 49.3% (defined as operating expenses as a percentage of operating revenue with the aggregate of net interest income, fees and income from services (net), net gains from mark-to-market and trading, exchange differences (net) and other operating income (net)). This percentage represented a slightly decrease compared to 50.9% in 2012. Nevertheless, when we split Chile and Colombia from a management point of view, the recovery trend in Chile is much stronger: 41.8% vs. 47.5% in 2013 and 2012, respectively. On the other hand, Colombia is still very impacted by one-time costs due to the integration process between CorpBanca Colombia and Helm Bank and the intangible assets amortization costs which led to an efficiency ratio of 59.8% in 2013 (62.4% in 2012).

As a result of the recently announced partnership with Itaú, after the CorpBanca-Itaú Merger, we will enjoy several benefits, including a greater scale and resources to compete more effectively and more efficiently. The combined entity has the potential to generate significant synergies in Chile which will result in significant efficiency improvements.

Focus on Building Customer Satisfaction.

The quality of service that we provide to our customers is key to our growth strategy. We not only focus on gaining new customers, but on strengthening and establishing long-term relationships. We believe this is done through a constant effort to identify and understand the needs of our clients and to measure their satisfaction. We continue to develop new processes and technological solutions to provide our clients with excellent customer service. This is a key component of our strategy in order to retain and create value whilst we integrate Helm Bank, CorpBanca and Itaú’s operations in the coming years.

Increase our Profitability by More Effectively Allocating our Capital

We continue to seek attractive opportunities to improve our profitability. The Helm Bank Acquisition is a good example of our strategic commitment to maximize the use of our capital to increase our profitability. Although we are constantly evaluating investment opportunities, our current focus is on integrating our Colombian operations.

OWNERSHIP STRUCTURE

The following diagram shows our ownership structure as of December 31, 2013:

The following diagram shows our ownership structure as of December 31, 2012:

PRINCIPAL BUSINESS ACTIVITIES

We provide a broad range of commercial and retail banking services to our customers. In addition, we provide financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through our subsidiaries. The following chart sets forth our principal lines of business on a consolidated basis:

Representative Commercial Structure for CorpBanca and CorpBanca Colombia

(1)	Also see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” for a financial summary of our lines of business as of December 31, 2011, 2012 and 2013.
(2)	Only for CorpBanca.

The following chart sets forth a breakdown of our revenue by geographic market for the years ended December 31, 2011, 2012 and 2013:

	Net Interest Income by geographic market
	Year ended December 31,
	2011	2012	2013
	(in millions of Ch$)
CorpBanca Chile	188,136	182,218	253,889
CorpBanca Colombia(1)		66,288	196,324
CorpBanca New York	4,864	8,370	7,477

Total	193,000	256,876	457,690

(1)	Includes Helm Bank.

The following table provides information on the composition of our loan portfolio net of allowances as of December 31, 2011 and 2012:

	As of December 31,
	2011	2012	Variation	Variation
	(in millions of Ch$)			(%)
Commercial loans	4,301,020	6,395,880	2,094,860	48.7%
Foreign trade loans	371,271	410,441	39,170	10.6%
Current account debtors	13,321	28,649	15,328	115.1%
Factoring operations	93,235	85,674	(7,561)	(8.1)%
Leasing transactions	289,392	338,018	48,626	16.8%
Other loans and receivables	77,756	157,157	79,401	102.1%

Subtotals	5,145,995	7,415,819	2,269,824	44.1%

Mortgage loans
Letters of credit loans	101,054	86,871	(14,183)	(14.0)%
Endorsable mutual mortgage loans	237,452	214,528	(22,924)	(9.7)%
Other mutual mortgage loans	781,734	1,182,672	400,938	51.3%
Leasing transactions	137	58	(79)	(57.7)%
Other loans and receivables	45,168	41,357	(3,811)	(8.4)%

Subtotal	1,165,545	1,525,486	359,941	30.9%

Consumer loans
Consumer loans	251,674	766,277	514,603	204.5%
Current account debtors	24,881	28,618	3,737	15.0%
Credit card	53,765	154,034	100,269	186.5%
Consumer leasing transactions	721	777	56	7.8%
Other loans and receivables	69,364	102,879	33,515	48.3%

Subtotal	400,405	1,052,585	652,180	162.9%

Total	6,711,945	9,993,890	3,281,945	48.9%

The following table provides information on the composition of our loan portfolio net of allowances as of December 31, 2012 and 2013:

	As of December 31,
	2012	2013	Variation	Variation
	(in millions of Ch$)			(%)
Commercial loans
Commercial loans	6,395,880	7,625,381	1,229,501	19.2%
Foreign trade loans	410,441	437,102	26,661	6.5%
Current account debtors	28,649	27,193	(1,456)	(5.1)%
Factoring operations	85,674	73,280	(12,394)	(14.5)%
Leasing transactions	338,018	811,462	473,444	140.1%
Other loans and receivables	157,157	219,684	62,527	39.8%

Subtotals	7,415,819	9,194,102	1,778,283	24.0%

Mortgage loans
Letters of credit loans	86,871	73,831	(13,040)	(15.0)%
Endorsable mutual mortgage loans	214,528	194,788	(19,740)	(9.2)%
Other mutual mortgage loans	1,182,672	1,415,731	233,059	19.7%
Leasing transactions	58	260,145	260,087	448,425.9%
Other loans and receivables	41,357	37,513	(3,844)	(9.3)%

Subtotal	1,525,486	1,982,008	456,522	29.9%

Consumer loans
Consumer loans	766,277	1,046,179	279,902	36.5%
Current account debtors	28,618	38,938	10,320	36.1%
Credit card debtors	154,034	226,281	72,247	46.9%
Consumer leasing transactions	777	21,437	20,660	2,658.9%
Other loans and receivables	102,879	262,697	159,818	155.3%

Subtotal	1,052,585	1,595,532	542,947	51.6%

Total	9,993,890	12,771,642	2,777,752	27.8%

All of the above categories except mortgage loans are combined into “Loans” as described in “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities”.

Commercial Banking

We offer a range of products and services to our business clients depending on their size, ownership structure and/or investments under management. Our commercial banking segments are served by two separate business divisions: Large, Corporate and Real Estate Companies. For the years ended 2011, 2012 and 2013, our combined total average corporate loans outstanding for our Large, Corporate and Real Estate Companies division and our Companies division amounted to Ch$4,010,275 million or 68.7% of total average loans and Ch$5,390,953 million or 57.2% of total average loans and Ch$5,631,462 million or 48.9% of total average loans, respectively.

Large, Corporate and Real Estate Companies This division serves large economic groups, state-owned companies, mining companies, utilities, energy, seaports, airports, public hospitals or any business with annual sales in excess of US$60 million. Our Large, Corporate and Real Estate Companies division focuses on offering clients a broad range of services tailored to fit their specific needs. These services include deposit-taking and lending in both Chilean pesos and foreign currencies, trade financing, general commercial loans, working capital loans, letters of credit, interest rate, foreign exchange derivatives (including foreign exchange options) and cash flow management. This division also serves our real estate and project finance customers. As of December 31, 2013, we had 1,631 Large, Corporate and Real Estate Companies banking customers. We also offer our wholesale banking customers securities brokerage and financial advisory services through our subsidiaries as well as those products and services available through our New York branch. (For the years ended 2011, 2012 and 2013, our total average corporate loans outstanding for our Large, Corporate and Real Estate Companies division amounted to Ch$2,798,129 million or 48% of total average loans, Ch$3,867,956 million or 41% of total average loans and Ch$3,843,701 million or 33.4% of total average loans, respectively).

Companies

Our Companies division provides services to businesses with annual sales of less than US$60 million in Santiago and no set limit throughout the rest of Chile, except for large economic groups and state-owned mining companies, utilities and energy companies, ports, airports and public hospitals. This division also serves small and medium-sized businesses and provides support to our factoring and leasing clients. Greater detail of each of these business areas are provided in the paragraphs found below.

This division offers our customers a broad range of financial products, including general commercial loans, working capital loans, trade finance, on-lending of financing originated by CORFO, overdraft credit lines, letters of credit, mortgage loans, term deposits, factoring and leasing. As of December 31, 2013, we had 18,668 customers in our Companies division.

Within our Companies division, we have a special unit focused on small and medium-size companies, with annual sales between US$200,000 and US$2 million. We are able to offer an array of products through our small and medium-sized business unit, including products (such as lines of credit) backed by governmental warranties created to develop small and medium-sized businesses.

Retail Banking

We offer a range of products and services to our individual clients depending on their monthly income and/or net worth. Our retail banking divisions serve retail customers across all income levels, from low-income to high income individuals organized in two divisions: Traditional and Private Banking and Banco Condell.

Traditional and Private Banking

Traditional Banking

Our Traditional Banking Division is mainly oriented toward individuals with medium-high income levels (focused on clients with over Ch$1.2 million monthly income). Our traditional banking services are marketed and operated under the CorpBanca brand name. We offer our traditional and private banking clients products such as checking and deposit accounts, credit lines, credit and debit cards, personal installment loans, mortgage loans, insurance banking and time deposits, among others. In addition, we provide time deposits, mutual funds and savings accounts in Chilean pesos, Euros, UF and U.S. dollars, with a minimum term of seven days and no minimum amount for foreign-currency accounts.

Private Banking

Within our Private Banking Division, we provide private banking services to our high income and high net worth customers. We consider high income individuals to be customers with a monthly income in excess of US$10,000 or a net worth in excess of US$600,000. Each client under our private banking or “Private Banking” program is provided with a liaison officer who oversees the client’s entire relationship with us across all product lines. In addition to the products and services we provide to private banking customers, we offer tailored lending products designed to help keep their businesses growing. As of December 31, 2013, we had 8,415 Private Banking clients, an increase of 10.2% as compared to December 31, 2012.

For the year ended 2013, our Traditional and Private Banking Division had loans with an annual average balance of Ch$2,427,743 million or 21.1% of total average loans (a year-on-year increase of 17.4%).

We offer the following products and services, among others, to our traditional and private banking customers:

Checking and Deposit Accounts. Our main checking account product is our “Integral” checking account, through which customers are provided with a package of services including ATM cards, a credit line, MasterCard and American Express credit cards with credit levels established pursuant to the creditworthiness of the individual, fraud insurance and access to internet and telephone banking. As of December 31, 2013, we had approximately 73,302 retail checking accounts, an increase of 8.6% as compared to December 31, 2012. Additionally, this growth in retail checking accounts has not reduced the average balance per account which increased from Ch$96,531 million in 2012 to Ch$133,889 million in 2013.

Credit and Debit Cards. We issue MasterCard and American Express credit cards to our individual clients. In addition to traditional cards, we offer cards issued under certain specialized customer loyalty programs and tailor our marketing of credit card services to different groups based on personal income. Annual fees are charged to those customers who do not hold “Integral” accounts with us in order to promote cross-selling and provide full service to customers. As of December 31, 2013, we had 156,000 credit cards issued under the brand name CorpBanca, an increase of 6.2% as compared to December 31, 2012. Our promotions such as discounts on gasoline purchases have allowed us to excel in sales as well as usage-rates of this product. Also, we had 106,909 credit cards issued by our subsidiary SMU Corp S.A., or SMU Corp, under the brand name “Unimarc”, an increase of 5.8% as compared to December 31, 2012.

We also offer debit cards, which can be used for banking transactions at ATMs operating on the Redbanc, S.A., or Redbanc, network, as well as at retailers associated with the Redcompra program. Under this agreement, we have access to 8,856 ATMs (including BancoEstado’s ATMs) in Chile.

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

To reduce our exposure to interest rate fluctuations and inflation with respect to our residential mortgage UF-denominated portfolio, a portion of these mortgages are funded through the issuance of letters of credit loans in the Chilean financial market, which bear a real market rate of interest plus a fixed spread over the rate of variation of the UF. The letters of credit loans are exclusively used to finance certain mortgage loans that as of December 31, 2013 represented only 3.7% of our mortgage loan portfolio. At the time of approval, these types of mortgage loans cannot be more than 75% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan. Letters of credit loans are general unsecured obligations, and we are liable for all principal and accrued interest on such letters.

Residential mortgage loans are financed with our general funds, particularly through the issuance of long-term subordinated bonds. In addition, we generally require that the monthly payments on residential mortgage loans do not exceed 25% of the borrower’s household after-tax monthly income.

We continue to increase our marketing efforts relating to our mortgage services. Our market penetration for mortgage products has historically been lower than our overall Chilean market share for all banking products, which as of December 31, 2013 was 5.7%. As a result of competitive pricing, product innovation, timely customer service, product knowledge as well as our overall focus on mortgage services, we have been able to achieve our recent results and increase our market share. This is the case as the ratios compare the collateral’s fair value to our loans and receivables portfolio values. Accordingly, our market share for mortgage products has grown from 5.35%, 6.3% and 5.7% as of December 31, 2011, 2012 and 2013, respectively. We intend to continue to grow in this market.

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

Consumer Loans. We offer personal consumer loans for a variety of purposes, including personal loans (with automatic payments deducted from a checking or credit card account and with life, home and/or unemployment insurance); university and post-graduate education loans (including life insurance). Our consumer loans are generally installment loans denominated in Chilean pesos or UF, bear interest at fixed or variable rates and typically have maturities up to five years with the exception of university and post-graduate education loans, which have maturities up to 10 years.

Lower Income Retail Banking (Banco Condell)

Our Lower Income Retail Banking Division operates under the trade name Banco Condell and is focused on clients with an annual income between Ch$2.4 million and Ch$7.2 million. Banco Condell has 56 standalone branches and its own brand identity.

Under the Banco Condell brand, we offer consumer lending, credit card services, mortgage loans, insurance and time deposits to the traditionally underserved low-to-middle income segments of the Chilean population. For the year ended 2013, our Banco Condell division managed loans with an annual average balance of Ch$155,801 million, or 1.4% of total loans. Improved economic conditions in Chile over the past decade have resulted in an increased demand for consumer credit by low- to middle-income individuals, whom we classify as persons with annual income lower than Ch$2.0 million. Many of these individuals have not had prior exposure to banking products or services. Through Banco Condell, we focus on developing and marketing products specifically oriented to individuals in this segment of the population while introducing them to the banking sector. We offer, among others, the following products and services to our lower income retail banking-Banco Condell customers:

Consumer Loans. We offer personal loans under the Banco Condell brand, including personal debt consolidation loans. These loans are generally denominated in Chilean pesos, repayable through equal monthly installments and typically have maturities up to five years. Life and unemployment insurance are mandatory in connection with these loans.

Credit Cards. Under the Banco Condell brand, we provide MasterCard credit cards, which require the payment of an annual fee. However, this fee is waived if the card has transactions such as cash advances or purchases on a monthly basis. As of December 31, 2013, we had 2,340 credit cards issued under the brand name Banco Condell.

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

As of December 31, 2013, our outstanding loans from foreign banks were US$1,902.3 million with approximately 61 institutions in the U.S., Canada, Germany, France, Holland, England, Japan, Singapore, Switzerland and other countries including Latin America. The international global risk assets outstanding as of December 31, 2013 were US$1,567.5 million.

Colombia

CorpBanca Colombia

CorpBanca Colombia provides a broad range of commercial and retail banking services to its customers, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga and Barranquilla. As of December 31, 2013, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the eleventh largest bank in Colombia in terms of total assets, the eleventh largest bank in Colombia in terms of total loans and the thirteenth largest bank in Colombia, in terms of total deposits as reported under local regulatory and accounting principles. As of December 31, 2013, CorpBanca Colombia had deposits and financial claims (“current accounts and demand deposits” and “time deposits and savings accounts”) of COP$6,967,356 million (US$3.620.7 million), which consisted of savings deposits, fixed-term deposit certificates, current accounts, financial claims for banking services and other commitments. As of December 31, 2013, CorpBanca Colombia had 115 ATMs and 276,505 individual banking customers and 30,769 commercial banking customers (including SMEs, corporations, institutions and wholesale customers). For the year ended December 31, 2013, CorpBanca Colombia had net income of COP$191,199 million (US$99.4 million). As of December 31, 2013, CorpBanca Colombia had (i) total assets of COP$13,022,058 million (US$6,767.0 million), including total loans of COP$7,775,142 million (US$4,040.4 million); (ii) total shareholders’ equity of COP$2,848,740 million (US$1,480.4 million); and (iii) over 80 branches and offices and 1,509 employees.

Helm Bank

Helm Bank is a commercial and retail bank in Colombia, which was acquired by CorpBanca Colombia in a two-step transaction consummated on August 6, 2013 and August 29, 2013. CorpBanca Colombia owns approximately 99.75% of the ordinary shares of Helm Bank (approximately 87.42% of the ordinary and preferred shared issued by Helm Bank). Helm Bank is a Colombian sociedad anónima that has its main domicile in the city of Bogota, D.C., Colombia and it is regulated by the Colombian Superintendency of Finance. As of December 31, 2013, Helm Bank’s authorized capital was COP$232,650,000,000.00, divided into 4,653,000,000 shares, with a par value of COP$50.00 cents per share, and Helm Bank’s subscribed and paid capital was COP$231,291,307,050 divided into 4,625,826,141 ordinary and preferred shares with a par value of COP$50.00 cents each share, 4,054,076,213 (COP$202,703,810,650) ordinary and nominative shares and 571,749,928 (COP$28,587,496,400) preferred shares. 27,173,859 shares of Helm Bank were authorized but unissued.

Pursuant to applicable Colombian Law, Helm Bank will be merged with and into CorpBanca Colombia on or before August 6, 2014.

Helm Bank focuses on providing financing and deposit services to small-to-medium sized companies and individuals with medium-high income levels, operating principally in Bogota, Cali, Medellin, Cartagena and Barranquilla. As of December 31, 2013, according to the Colombian Superintendency of Finance, Helm Bank was the tenth largest bank in Colombia in terms of total assets, the eighth largest bank in Colombia in terms of total loans and the eighth largest bank in Colombia, in terms of total deposits as reported under local regulatory and accounting principles. As of December 31, 2013, Helm Bank Colombia had deposits and financial claims (“current accounts and demand deposits” and “time deposits and savings accounts”) of COP$4,787,432 million (US$2,478.8 million), which consisted of savings deposits, fixed-term deposit certificates, current accounts, financial claims for banking services and other commitments. As of December 31, 2013, Helm Bank had 67 ATMs, 287,963 individual banking customers and 16,000 commercial banking customers (including SMEs, corporations, institutions and wholesale customers). For the five month period between August 2013 and December 2013 (following the Helm Bank Acquisition), Helm Bank had net income of COP$84,472 million (US$43.9 million). As of December 31, 2013, Helm Bank had (i) total assets of COP$14,749,205 million (US$7,664.6 million), including total loans of COP$10,732,250 million (US$5,577.1 million); (ii) total equity of COP$1,386,673 million (US$720.6 million); and (iii) 87 branches and offices and 2,077 employees.

New York Branch

Our Federal Branch in the city of New York offers a wide range of credit operations and services to both Chilean and non-Chilean retail customers and large and medium-sized companies. Operating with an offshore foreign branch of a Chilean bank is especially attractive to clients abroad as it provides a sense of proximity and it allows us to accompany our customers as they operate abroad, responding to their needs and improving our services. Our target market on the liability side consists of retail customers with sophisticated financial needs, medium and large Chilean companies, Latin American companies, and Chilean and Latin American banks without offshore branch offices, among others.

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

Financial Services Offered Through Subsidiaries

We have made several strategic long-term investments in financial services companies (each of which are regulated and supervised by the SBIF), which are engaged in activities complementary to our core banking activities. Through these companies, each of which is our wholly-owned subsidiary, we intend to continue to develop a comprehensive financial services group able to meet the diverse financial needs of our current and potential clients. As of December 31, 2013, assets of our subsidiaries represented 1.1% of total consolidated assets compared to 1.8% as of December 31, 2012. For the year ended December 31, 2013, net operating income of our subsidiaries represented 13.5% of total consolidated operating income compared to 15.6% for the year ended December 31, in 2012.

The following table sets forth certain financial information with respect to our financial services subsidiaries as of December 31, 2011, 2012 and 2013, in millions of Chilean pesos. Amounts relating to inter-company transactions have not been removed for purposes of this table.

Financial Services Offered Through Subsidiaries

	As of and for the year ended December 31,
	2011			2012			2013
	Assets	Shareholder’s Equity	Net Income	Assets	Shareholder’s Equity	Net Income	Assets	Shareholder’s Equity	Net Income
	(in millions of Ch$)
CorpBanca Corredores de Bolsa S.A.	271,012	88,514	6,640	191,791	44,526	6,011	88,876	40,720	2,206
CorpBanca Administradora General de Fondos S.A.	8,062	5,301	3,472	4,854	4,011	2,181	9,516	4,433	2,603
CorpBanca Corredores de Seguros S.A.	7,500	5,259	5,118	8,639	6,008	5,827	16,318	13,875	7,866
CorpBanca Asesorías Financieras S.A.	10,322	8,099	7,915	10,611	7,677	7,493	12,590	9,230	9,046
Corp Legal S.A.	1,900	1,589	698	2,216	2,003	414	2,634	2,307	304
Corp Capital Agencia de Valores S.A	1,958	1,109	132	1,729	987	(122)	1,137	925	(62)
SMU Corp S.A.	7,436	5,324	(3,723)	9,645	6,274	(4,010)	12,519	4,870	(3,010)
CorpBanca Investment Trust Colombia S.A.	–	–	–	15,693	12,914	1,659	16,800	15,555	2,291
CorpBanca Investment Valores Colombia S.A.	–	–	–	4,691	3,895	(822)	5,357	4,652	580
CorpBanca Securities INC-NY	–	–	–	–	–	–	1,037	1,036	(16)
Helm Corredor de Seguros S.A.	–	–	–	–	–	–	4,818	2,774	516
Helm Comisionista de Bolsa S.A.	–	–	–	–	–	–	5,741	4,787	98
Helm Fiduciaria S.A.	–	–	–	–	–	–	12,207	10,967	184
Helm Casa de Valores (Panamá) S.A.	–	–	–	–	–	–	528	501	50

CorpBanca Corredores de Bolsa S.A.

Our subsidiary CorpBanca Corredores de Bolsa S.A., or CCB, is a member of the Santiago Stock Exchange and is registered with the SVS as a security broker. CCB’s primary activities are providing brokerage services in equities, fixed income, and foreign currency exchange. CCB’s net income was Ch$6,640 million, Ch$6,011 million and Ch$2,206 million for the years ended December 31, 2011, 2012 and 2013, respectively. CCB had assets under custody of Ch$409,817 million, Ch$359,848 million and Ch$346,211 million as of December 31, 2011, 2012 and 2013, respectively. For the year ended December 31, 2013, CCB’s net income decreased by Ch$3,805 million, or 63.3%, as compared net income for the year ended December 31, 2012.

CorpBanca Administradora General de Fondos S.A.

We incorporated CorpBanca Administradora General de Fondos S.A., or CAGF, to complement banking services offered to individual and corporate clients. CAGF’s current function is to manage mutual fund assets for its clients in fixed and variable income instruments in both the local and foreign markets. For the years ended December 31, 2011, 2012 and 2013, CAGF had net income of Ch$3,472 million, Ch$2,181 million and Ch$2,603 million, respectively. CAGF had total assets of Ch$8,062 million, Ch$4,854 million and Ch$9,516 million as of December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, CAGF managed 26 mutual funds a including fixed income funds and seven private investment funds and had total assets under management amounting to Ch$874,344 million, an increase of Ch$436,763 million when compared to 2012. The increase in the net income is due to an increase in portfolio management’s revenues and commissions derived from the commercial expansion of CAGF. In 2012, we incorporated as a new business line the structuring and managing of alternative assets, such as real estate, managed through private investment funds, or FIP. Our goal was to build a management structure as strong as our mutual fund management regarding operational and commercial issues, but with alternative investment opportunities, focusing primarily on high net worth customers. As of December 31, 2013 we managed seven FIPs and individual portfolios with assets under management of US$874,344.

CorpBanca Corredores de Seguros S.A.

In accordance with our strategy of expanding the breadth of financial services that we offer, our subsidiary CorpBanca Corredores de Seguros S.A., or CCS, offers a full line of insurance products. Many of these products complement the various banking and loan services that we provide, such as unemployment and life insurance in connection with personal loans and insurance in connection with mortgage lending. Through CCS we also provide non credit-related insurance to existing clients and the general public. For the years ended December 31, 2011, 2012 and 2013, CCS had net income of Ch$5,118 million, Ch$5,827 million and Ch$7,866 million, respectively. CCS had total assets of Ch$7,500 million, Ch$8,639 million and Ch$16,318 million as of December 31, 2011, 2012 and 2013, respectively.

CorpBanca Asesorías Financieras S.A.

CorpBanca Asesorías Financieras S.A., or CAF, provides a broad range of financial advisory services to a variety of corporations and government agencies, including those services related to debt restructurings, syndicated loans, structured loans, structured investment funds, bilateral grants, mergers and acquisitions, privatizations and company valuations. For the years ended December 31, 2011, 2012 and 2013, CAF had net income of Ch$7,915 million, Ch$7,493 million and Ch$9,046 million, respectively. CAF had total assets of Ch$10,322 million, Ch$10,611 million and Ch$12,590 million as of December 31, 2011, 2012 and 2013, respectively.

Corp Legal S.A.

The SBIF granted us authorization for the creation of our subsidiary Corp Legal S.A., or Corp Legal, on January 26, 2007. Corp Legal offers standard procedures of legal services to the bank and its clients.

Corp Capital Agencia de Valores S.A.

CorpBanca Agencia de Valores S.A., or CAV, is registered with the SVS as a securities broker, but because it is not a member of the Santiago Stock Exchange nor of any other Stock Exchange in Chile it provides brokerage services outside of the Stock Exchanges. Its primary activities are to provide financial solutions to high net worth individuals and family offices in Chile.

SMU Corp S.A

In 2009, we created SMU Corp, which is a subsidiary of CorpBanca and a joint venture with SMU. SMU is a retail business holding company owned by our largest shareholder, who indirectly owns retail (including Unimarc supermarkets) and wholesale supermarkets, convenience stores and construction oriented home improvement stores.

SMU Corp is a company whose sole and exclusive purpose of issuing, operation and management of “Unimarc” credit cards to customers of supermarkets associated with SMU. During 2013, our customers purchased more than US$40 million in products and services in over 350 Unimarc supermarkets with the Unimarc card. These sales volumes represent about 1.2% of the sales of Unimarc for the year ended December 31, 2013. Unimarc credit cards were used for more than 800,000 transactions during 2013, including over 5,000 instances of cash advances.

CorpBanca Investment Trust Colombia S.A.

We acquired a 91.9% equity interest equity interest in CIT Colombia in 2012 as part of the acquisition of CorpBanca Colombia. CIT Colombia is a financial services company operating in Colombia that specializes in fund administration and trust and custodial services. As of December 31, 2013, CIT Colombia had Ch$16,800 million in total assets (Ch$15,693 million in 2012), Ch$15,555 million in total loans (Ch$12,914 million in 2012) and Ch$2,291 million in net income (Ch$1,659 million in 2012).

CorpBanca Investment Valores Colombia S.A.

We acquired a 99.96% (direct and indirect) in CIVAL in 2012 as part of the acquisition of CorpBanca Colombia. CIVAL is a licensed securities broker dealer operating in Colombia, operating under the name CorpBanca Investment Valores Colombia S.A. As of December 31, 2013, CIVAL had Ch$5,357 million in total assets (Ch$4,691 million in 2012), Ch$4,652 million in total loans (Ch$3,895 million in 2012) and Ch$580 million in net income (Ch$822 million in 2012).

CorpBanca Securities INC-NY

On May 13, 2013, we incorporated CorpBanca Securities INC-NY, or CSINC. The opening of our own broker-dealer in the United States is expected to provide our customers the ability to operate in a foreign market with more developed financial systems, and we believe that this should enable direct, higher quality monitoring of investments that are presently conducted through other international broker-dealers. As of the date hereof, we are awaiting approval to begin operating.

Helm Corredor de Seguros, S.A.

Helm Corredor de Seguros S.A. is a Colombian sociedad anónima, which acts as an insurance broker. It has its main domicile in the city of Bogota, D.C., Colombia, and is regulated by the Colombian Superintendency of Finance.

Helm Comisionista de Bolsa S.A.

Helm Comisionista de Bolsa S.A., is a Colombian sociedad anónima, which acts as a brokerage firm. It has its main domicile in the city of Bogota, D.C., Colombia and is regulated by the Colombian Superintendency of Finance.

Helm Fiduciaria S.A.

Helm Fiduciaria S.A., is a Colombian sociedad anónima, which is engaged in trust portfolio management, including investment trust management, administration, security and real estate trusts. It has its main domicile in the city of Bogota, D.C., Colombia and is regulated by the Colombian Superintendency of Finance.

Helm Bank S.A. (Panamá)

Helm Bank S.A. (Panamá) is a Panamanian sociedad anónima, which acts as a banking firm. It has its main domicile in the city of Panamá, Panamá and is regulated by the Panamanian Banking Superintendency.

Helm Casa de Valores S.A. (Panamá)

Helm Casa de Valores S.A. (Panamá) is a Panamanian sociedad anónima, which acts as a brokerage firm. It has its main domicile in the city of Panamá, Panamá and is regulated by the Panamanian Superintendency of Securities Market.

Helm Bank S.A. (Cayman Islands)

Helm Bank S.A. (Cayman Islands) is a Cayman sociedad anónima, which acts as banking firm. It has its main domicile Cayman Islands and is regulated by the Cayman Islands Money Authority. We expect to wind-down Helm Bank S.A. (Cayman Islands) prior to the end of 2014.

Distribution Channels, Electronic Banking and Technology

CorpBanca Chile

Our distribution network in Chile provides integrated financial services and products to our customers through several diverse channels, including ATMs, branches, internet banking and telephone banking. As of December 31, 2013, we operated 123 branch offices in Chile, which includes 67 branches operating as CorpBanca and 56 branches operating as Banco Condell, our consumer finance division. In addition, as of December 31, 2013, we owned and operated 504 ATMs in Chile, and our customers have access to 8,856 ATMs (including BancoEstado’s ATMs) in Chile through our agreement with Redbanc. We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients. Our branch system serves as the main distribution network for our full range of products and services.

We offer internet banking to our customers 24 hours a day through our password-protected internet site, www.CorpBanca.cl. Our internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2013, we had 173,403 customers with activated internet passwords in Chile, allowing them to access our internet banking services. We are a member of the Sociedad Interbancaria de Transferencias Electrónicas S.A., an organization that facilitates electronic banking transactions on behalf of our customers as well as other Chilean banks. We also provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

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

CorpBanca Colombia

CorpBanca Colombia’s distribution channel provides integrated financial services and products to its customers in Colombia through several diverse channels, including ATMs, branches, internet banking and telephone banking. As of December 31, 2013, CorpBanca Colombia operated 80 branch offices in Colombia and owned and operated 115 ATMs in Colombia, but providing its customers with access to 13,679 ATMs through Colombia’s financial institutions. CorpBanca Colombia utilizes a number of different sales channels including account executives, telemarketing and the internet to attract new clients. CorpBanca Colombia’s branch system serves as the main distribution network for its full range of products and services.

CorpBanca Colombia offers internet banking to its customers 24 hours a day through its password-protected internet site, www.bancoCorpBanca.com.co CorpBanca Colombia’s internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2013, CorpBanca Colombia had 30,859 customers with activated internet passwords who used the electronic banking service at least once during the month, allowing them to access CorpBanca Colombia’s internet banking services. CorpBanca Colombia is a member of ACH Colombia S.A. and Cenit S.A., an organization that facilitates electronic banking transactions on behalf of its customers as well as other Colombian banks. CorpBanca Colombia also provides its customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

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

Helm Bank

Helm Bank’s distribution channel provides integrated financial services and products to its customers in Colombia through several diverse channels, including ATMs, branches, internet banking and telephone banking. As of December 31, 2013, Helm Bank operated 87 branches and offices in Colombia and owned and operated 67 ATMs in Colombia but providing its customers with access to 13,679 ATMs through Colombia’s financial institutions. Helm Bank utilizes a number of different sales channels including account executives, telemarketing and the internet to attract new clients. Helm Bank’s branch system serves as the main distribution network for its full range of products and services.

Competition

Competition in Chile

Description of the Chilean Financial System.  The Chilean financial services market consists of a variety of largely distinct sectors. The most significant sector, commercial banking, includes 23 privately-owned banks and one state-owned bank, BancoEstado (which operates within the same legal and regulatory framework as the private sector banks). The private sector banks include those that are Chilean-owned, i.e., controlled by a Chilean entity, as well as a number of foreign-owned banks which are operated in Chile but controlled by a foreign entity. In 2013, five private sector banks along with the state-owned bank together accounted for 80.3% of all outstanding loans by Chilean financial institutions as of December 31, 2013: Banco Santander-Chile (18.3%), Banco de Chile (18.3%), Bci (12.6%), CorpBanca (11.5%), Banco Bilbao Vizcaya Argentina, Chile (6.6%) and BancoEstado (13%). All market share statistics in this paragraph are presented as reported to the SBIF calculated under local regulatory and accounting principles on a consolidated basis.

Financial System Evolution in Chile.  The Chilean banking system has experienced a consolidation process in recent years with mergers and acquisitions of banking entities in line with a global trend. Currently, the largest Chilean bank in terms of loans outstanding is Banco Santander-Chile. Between 1994 and 1995, Banco Santander-Chile acquired Fincard and Financeira Fusa, originating its consumer division known as “Banefe”. Also, in April

1996, Banco Santander-Chile acquired control of Banco Osorno y La Unión, Banco O’Higgins and Financiera Fusa forming Banco Santander-Chile. In 1999, following the international merger of Banco Santander de España and Banco Central Hispano, Banco Santander Central Hispano acquired control of Santander-Chile and Banco Santiago. In April 2002, the SBIF authorized Banco Santander Central Hispano to increase its participation in Banco Santiago by way of acquisition of 35.5% of the shares of the latter owned by Central Bank of Chile. In May 2002, the SBIF authorized Santander-Chile and Banco Santiago to merge. This merger enabled these banks to become the largest financial institution in Chile in terms of loans outstanding.

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

In recent years, several applications for banking licenses have been filed with the SBIF. In 2000, Deutsche Bank initiated operations in Chile. During 2001, the SBIF authorized the formation of HNS Banco, which was focused on small and medium-sized businesses through leasing and factoring financing. In the same year, the SBIF authorized the creation of Banco Monex, which was also focused on small and medium sized businesses through trade finance, exchange transactions and financial derivatives. In May 2002, Banco Ripley initiated operations of consumer loans to mid to low-income individuals. In September 2002, Financiera Conosur filed an application with the SBIF to request its corporate conversion into a bank, which took place in 2003. In July 2004, Banco Paris, linked to former Almacenes Paris department store, was authorized to initiate operations through the acquisition of Banco Santander-Chile’s Santiago Express consumer division. In 2004, Grupo Penta, linked to former shareholders of Banco de Chile, received a banking license for a new bank named “Banco Penta,” which has been operating ever since. It is expected that the trend to create niche banks will continue. In addition, in November 2001, the SBIF authorized HSBC Bank Chile to convert its branch into a subsidiary bank. In May 2008, DnB NOR Bank from Norway requested authorization from the SBIF to open a banking branch and in January 2009 was granted permission. In November 2009, the SBIF authorized the Chilean financial holding Consorcio to acquire Banco Monex (rebranded to Banco Consorcio in 2010). In 2010, Scotiabank Canada acquired Royal Bank of Scotland’s (RBS) Chilean banking operations and almost a year later its bank subsidiary in Chile acquired RBS Chile’s assets. In 2011, Itaú Chile bought the “individuals” loan portfolio of HSBC Chile (representing around 1% of Itaú´s individual’s loans portfolio). In December 2012, the SBIF approved the early termination of the banking license of DnB Bank ASA, Agency in Chile, who will continue to operate in Chile as a representative office.

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

Commercial banks, such as us, face increasing competition from other financial intermediaries who can provide larger companies with access to the capital markets as an alternative to bank loans. The enactment of the

Capital Markets Reform Bill (Reforma al Mercado de Capitales) in 2001 has made it more tax-advantageous and easier for companies to issue commercial paper in Chile, adding an additional financing alternative. To the extent permitted by the Chilean General Banking Law, we seek to maintain a competitive position in this respect through the investment banking activities of our subsidiary CAF.

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

Competition in Colombia

Description of the Colombian Financial System.  In recent years, the Colombian banking system has been undergoing a period of consolidation given the series of mergers and acquisitions that have taken place within the sector, including the Banco Santander Colombia Acquisition and the Helm Bank Acquisition. More specifically, several mergers and acquisitions took place in 2005, including the Bancolombia/Conavi/Corfinsura merger, the acquisition of Banco Aliadas by Banco de Occidente, the merger of Banco Tequendama and Banco Sudameris, as well as the merger of the Colmena and the Caja Social banks. The trend towards mergers and acquisitions continued throughout 2006, with the completion of certain transactions first announced during 2005. These include the acquisition of Banco Superior by Davivienda, of Banco Granahorrar by BBVA Colombia and of Banco Unión by Banco de Occidente. Also during 2006, Banco de Bogota acquired Megabanco and Davivienda announced its acquisition of Bancafé. In 2007, HSBC acquired Banitsmo. In 2008 the Royal Bank of Scotland (RBS) purchased the Colombian arm of ABN Amro Bank and General Electric (GE) Money acquired a 49.7% stake in Colpatria, with an option of increasing this stake by another 25% by 2012. However, in May of 2010, Group Colpatria repurchased this 49.7% stake and in October of 2011, Canadian Scotiabank purchased Colpatria’s 51% for US$1.0 billion. Also, in 2010, Banco de Bogotá acquired BAC-Credomatic, which has operations in several countries in Central America, for a reported purchase price of approximately US$184 million.

The trend toward mergers and acquisitions continued throughout 2013, along with the continued entrance of new players into the Colombian Financial System, including the introduction of operations by Ripley Compañía de Financiamiento S.A. and Banco Santander de Negocios Colombia S.A. in Colombia, Scotiabank Colombia S.A.’s acquisition of Banco Colpatria Multibanca Colpatria S.A. and the conversion of Banco Cooperativo Coopcentral from an upper-rank cooperative organism to a commercial bank. In the same way, at the beginning of the fourth quarter, started operations.

As of December 31, 2013, and according to the Colombian Superintendency of Finance, the principal participants in the Colombian financial system were the Central Bank of Colombia, 24 commercial banks (13 domestic private banks, 10 foreign banks, and one domestic state-owned bank), five finance corporations and 22 financing companies (four leasing companies and 18 traditional financing companies). In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouse, special state-owned institutions, pension and severance pay funds also participate in the Colombian financial system.

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

Financial System Evolution in Colombia during 2012 and 2013. During 2013, the Colombian economy experienced continued growth due to contributions from construction, agriculture, and mining and oil. In the third quarter of 2013, the financial sector grew 4.9% on an annual basis, compared to 4.4% growth in the third quarter of 2012. Based on information issued by the Colombian Superintendency of Finance, bank lending increased 13.8% in 2013. Monetary policy in Colombia was expansive, beginning the year with a reference interest rate of 4.0% followed by a 25 bps decrease on February and a 50 bps reduction on March. The rate remained stable at 3.25% from March to December 2013.

The demand for business loans granted by banks increased by 12.7% for 2013, compared to 13.5% for 2012. There was a slow down on the dynamics of consumer loans granted by banks, which grew by 11.7% in 2013, compared to 17.6% observed in 2012 and 33.0% registered on 2011. Mortgage and small business loans continued to do well, with increases of 28.1% and 17.7%, respectively, for 2013.

Our system’s level of past-due loans as a percentage of the total loan portfolio remained at 2.8% for December 2013, the same level registered on December 2012. In addition, coverage, measured as the ratio of allowances to past-due loans, ended 2013 at 160.6%, compared to 162.5% at the end of 2012.

During 2013, lending lost some weight in the banks system’s structure. Net loans decreased from 65.3% of total assets at the end of 2012 to 64.6% at the end of 2013, while investment portfolio, as a percentage of total assets, increased from 18.7% at the end of 2012 to 19.1% at the end of 2013.

As of December 31, 2013, the Colombian financial sector recorded COP$427,777,760 million in total assets, representing a 14.8% increase as of December 31, 2012. The Colombian financial system’s total composition of assets shows banks with a market share of 90.9%, followed by financing companies with 5.7%, financial corporations with 2.8% and financial cooperatives with 0.6%.

As of December 31, 2013, the capital adequacy ratio (tier 1 + tier 2) for credit institutions was 15.2% (including banks, finance corporations and financing companies), decreasing by 79 bps when compared to December 31, 2012, and which is well above the minimum legal requirement of 9%. On August 2013, banks, financial corporations and financing companies began reporting the capital adequacy ratio with the new regulation, Decree 1,771 of 2012. As a result, the value of capital ratio for the years ended December 31, 2012 and 2013 may not be comparable.

Loans

As of December 31, 2012 and 2013, our gross loan portfolio was Ch$10,160,598 million and Ch$13,085,663 million, respectively, as reported to the SBIF calculated under local regulatory and accounting principles. This placed us as the fourth largest financial institution among private Chilean banks and fifth place among all banks operating in Chile. Our gross loan portfolio represented 11.5% of the market for loans in the Chilean financial system (comprising all commercial banks) as of such date. During the period from 2010 to 2013, the compounded annual growth rate of our loan portfolio, excluding interbank loans in nominal terms, was 33.7% as compared to an increase of 15.1% in the average market loan portfolio.

The following table sets forth the aggregate outstanding loans for us and the five other private sector banks with the largest market shares in Chile as of December 31 in each of the last three years, based on information as reported to the SBIF calculated under local regulatory and accounting principles:

	Bank Loans(1)
	As of December 31,
	2011	2012	2013
	(in millions of Ch$)
Banco Santander-Chile	17,347,093	18,876,079	20,935,312
Banco de Chile	17,377,793	18,761,765	20,869,511
Bci	11,377,851	13,047,497	14,423,318
CORPBANCA(2)	6,814,445	10,160,598	13,085,663
Banco Bilbao Vizcaya Argentaria, BBVA	6,139,803	7,057,879	7,537,202
Scotiabank Chile	4,376,069	4,890,267	5,419,672
Others	24,513,446	27,969,100	31,925,978

Total	87,946,500	100,763,185	114,196,656

Source: SBIF monthly consolidated financial information

(1)	Excludes interbank loans.
(2)	Our aggregate outstanding loans as calculated under IFRS for the years ended December 31, 2011, 2012 and 2013 were Ch$6,814,445 million, Ch$10,103,491 million and Ch$12,897,681 million, respectively.

Deposits

We had consolidated deposits of Ch$10,789,086 million as of December 31, 2013, as reported under local regulatory and accounting principles, which consisted of our current accounts, bankers’ drafts, savings accounts, time deposits and other commitments. Our market share of 11.1% for deposits and other obligations as of such date ranks us in fourth place among private sector banks in Chile.

The following table sets forth the aggregate deposits for us and the five other private sector banks with the largest market share as of December 31 in each of the last three years, based on information as reported to the SBIF calculated under local regulatory and accounting principles:

	Bank Deposits and Other Obligations (1)
	As of December 31,
	2011	2012	2013
	(in millions of Ch$)
Banco Santander-Chile	13,334,930	14,082,232	15,296,035
Banco de Chile	14,177,750	15,083,921	16,387,057
Bci	9,921,534	10,840,953	11,628,315
CORPBANCA(1)	5,507,098	8,795,350	10,789,086
Banco Bilbao Vizcaya Argentaria Chile (BBVA)	4,956,864	5,342,368	5,912,767
Scotiabank Chile	2,647,362	3,189,778	3,392,308
Others	25,998,714	29,403,392	33,746,086

Total	76,544,252	86,737,994	97,151,654

Source: SBIF monthly consolidated financial information

(1)	Our aggregate deposits as calculated under IFRS for the years ended December 31, 2011, 2012 and 2013 were Ch$5,507,098 million and Ch$8,795,350 million and Ch$10,789,086 million, respectively.

Shareholders’ Equity

We were the fourth largest among private sector banks in Chile with Ch$1,333,795 million in shareholders’ equity (excluding net income and accrual for mandatory dividends) as of December 31, 2013, as reported to the SBIF calculated under local regulatory and accounting principles.

The following table sets forth the level of shareholders’ equity for us and the five largest private sector banks in Chile (measured by shareholders’ equity) as of December 31 in each of the last three years, based on information as reported to the SBIF calculated under local regulatory and accounting principles:

	Shareholders’ Equity (1)
	As of December 31,
	2011	2012	2013
	(in millions of Ch$)
Banco Santander-Chile	1,730,464	1,864,083	2,016,330
Banco de Chile	1,569,871	1,841,966	2,095,294
Bci	1,039,160	1,230,077	1,371,893
CORPBANCA(2)	643,218	881,905	1,333,795
Banco Bilbao Vizcaya Argentaria Chile (BBVA)	490,608	591,982	631,042
Scotiabank Chile	520,676	569,214	606,391
Others	2,798,073	3,262,739	3,459,970

Total	8,792,070	10,241,966	11,514,715

Source: SBIF monthly consolidated financial information

(1)	Shareholders equity = Equity attributable to shareholders excluding net income and provision for mandatory dividend.
(2)

Our shareholders equity as calculated under IFRS, excluding net income, non-controlling interest, and accrued for mandatory dividends, for the years ended December 31, 2011, 2012 and 2013 were, Ch$657,506 million, Ch$895,095 million and Ch$1,346,007 million, respectively.

Chilean Banking Regulation and Supervision

General

In Chile, only banks may maintain checking accounts for their customers and accept time deposits. The principal authorities that regulate financial institutions in Chile are the SBIF and the Central Bank of Chile. Chilean banks are primarily subject to the Chilean General Banking Law and secondarily, to the extent not inconsistent with such statute, the provisions of the Chilean Corporations Law governing public corporations, except for certain provisions which are expressly excluded.

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to the General Banking Law. That law, when amended in 2001, granted additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services. Following the Chilean banking crisis of 1982 and 1983, the SBIF assumed control of 21 financial institutions representing approximately 51% of the total loans in the banking system. As part of the solution to this crisis, the Central Bank of Chile permitted financial institutions to sell to it a certain portion of their distressed loan portfolios, at the book value of such loan portfolios. Each institution then repurchased such loans at their economic value (which, in most cases, was much lower than the book value at which the Central Bank of Chile had acquired the loans) and the difference was to be repaid to the Central Bank of Chile out of future income. Pursuant to Law No. 18,818, which was passed in 1989, this difference was converted into a subordinated obligation with no fixed term, known as deuda subordinada or subordinated debt, which in the event of liquidation of the institution, would be paid after the institution’s other debts had been paid in full.

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

Any person wishing to acquire, directly or indirectly, more than 10% of the share capital of a bank must obtain the prior approval of the SBIF. The absence of such approval will cause the holder of such shares so acquired to lose the voting rights of such shares. The SBIF may only refuse to grant its approval based on specific grounds set forth in the Chilean General Banking Law.

According to Article 35 bis of the Chilean General Banking Law, the prior authorization of the SBIF is required for:

•	the merger of two or more banks;
•	the acquisition of all or a substantial portion of a bank’s assets and liabilities;
•	the control by the same person, or controlling group, of two or more banks; or
•	a substantial increase in the share ownership of a bank by a controlling shareholder of that bank.

Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans (colocaciones), defined by the SBIF to be more than 15% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the SBIF. Alternatively, a purchase, merger or expansion, when the acquiring bank or resulting group would own a market share in loans defined by the SBIF to be more than 20% of all loans in the Chilean banking system, may be conditioned on one or more of the following:

•	that the bank or banks maintain an effective net equity (as defined under “Capital Adequacy Requirements” below) higher than 8% and up to 14% of their risk weighted assets;
•

that the technical reserve established in Article 65 of the Chilean General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s effective net equity (which is the sum of (x) paid-in capital and reserves, plus (y) subordinated bonds up to 50% of letter (x) above under certain terms, plus (z) certain effective risk voluntary reserves up to 1.25% of its risk weighted assets); or

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

Pursuant to the regulations of the SBIF, the following ownership disclosures are required:

•	banks are required to inform the SBIF of the identity of any person owning, directly or indirectly, 5% or more of such banks’ shares;
•	holders of ADSs must disclose to the depositary the identity of beneficial owners of ADSs registered under such holders’ names; and
•

the depositary is required to notify the bank as to the identity of beneficial owners of ADSs, who such depositary has registered and the bank, in turn, is required to notify the SBIF as to the identity of the beneficial owners of the ADSs representing 5% or more of such bank’s shares.

In addition, as a public corporation, (i) any person holding 10% or more of its subscribed capital (capital suscrito); (ii) any person who, by means of a shares acquisition acquires such percentage; or (iii) any person who acts as a director or officer and certain persons related to our management, shall inform to the SBIF any acquisition or disposal of CorpBanca shares.

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the Chilean General Banking Law: making loans, accepting deposits, issuing bonds, engaging in certain international operations, performing specially entrusted activities (comisiones de confianza) and, subject to limitations, making investments and performing financial services related to banking. Investments are restricted to real estate and physical asset for the bank’s own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, mutual fund management, investment fund management, factoring, securitization, financial advisory and leasing activities. Subject to specific limitations and the prior approval of the SBIF and the Central Bank of Chile, Chilean banks may own majority or minority interests in foreign banks.

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

In June 2007, the Chilean government passed Law No. 20,190, which amended various aspects of Chile’s capital markets regulatory framework, such as the Chilean General Banking Law, Securities, Insurance, Venture Capital and Tax law. Law No. 20,190 is aimed at improving the access to financing for start-up companies and small businesses in order to strengthen confidence in the stock market and to stimulate the development of the financial market in general. The Chilean General Banking Law was amended to achieve these goals by, among other things, revising regulations concerning demand deposits, increasing certain credit limits, and redefining the calculations to determine the proper amount for a bank’s reserves. In addition, the Chilean General Banking Law was amended to allow local banks to engage in derivatives such as options, swaps and forward contracts, thereby eliminating prior existing legal impediments to those practices.

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

Deposit Insurance

In Chile, the government guarantees up to 90% of the aggregate amount of certain time deposits savings held by individuals in the Chilean banking system. The government guarantee covers those obligations with a maximum value of UF120 per person (Ch$2.8 million or US$5,313.6 million as of December 31, 2013) in each calendar year.

Reserve Requirements

Deposits are subject to a reserve requirement of 9% for all demand deposits and obligations that are payable on demand, and 3.6% for time deposits and deposits in savings accounts in any currency of any term, judicially ordained deposits, and any other deposit (captación) for a term of up to one year. For purposes of calculating this reserve requirement, banks are authorized to make certain daily deductions from their liabilities in Chilean pesos, the most relevant of which include:

•	cash clearance account, which should be deducted from demand deposits for calculating reserve requirements;

•	certain payment orders issued by pension providers; and
•	the amount subject to “technical reserve” (as described below), which can be deducted from reserve requirements.

In the case of liabilities in foreign currency, banks are authorized to deduct for this purpose the amounts mentioned in the first and third bullet above, among others.

The Central Bank of Chile has statutory authority to require banks to maintain reserves of up to an average of 40% for demand deposits and up to 20% for time deposits (irrespective, in each case, of the currency in which they are denominated) to implement monetary policy. In addition, according to the Chilean General Banking Law and the regulations issued by the SBIF and the Central Bank of Chile, Chilean banks must maintain a technical reserve of 100% of all deposits and obligations a bank has acquired in its financial business that are payable on demand, except for obligations with other banks, whenever such deposits and obligations exceed 2.5 times their basic capital. This technical reserve must be calculated daily, and must be kept in deposits in the Central Bank of Chile or documents issued by the Central Bank of Chile or the Chilean Treasury with a maturity date of no more than 90 days.

Minimum Capital

Under the Chilean General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$18,647.6 million or US$35.4 million as of December 31, 2013). However, a bank may begin its operations with 50% of such amount, provided that it has a total capital ratio (defined as effective net equity as a percentage of risk weighted assets) of not less than 12%. When such a bank’s paid-in capital reaches UF600,000 (Ch$13,985.7 million or US$26.6 million as of December 31, 2013) the total capital ratio required is reduced to 10%.

Capital Adequacy Requirements

The Chilean General Banking Law applies to the Chilean financial system, which is a modified version of the capital adequacy guidelines issued by the Basel Committee. It provides that the capital and reserves of a bank, or basic capital, cannot be less than 3% of total assets net of allowances, and its “effective net equity” cannot be less than 8% of its risk-weighted assets net of required loan loss allowances. For a discussion about our capital adequacy requirements imposed by the SBIF in connection with the Banco Santander Colombia Acquisition, see “Item 4—Information on the Company—A. History and Development of the Company—History.”

Basic capital is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital except that it does not include 30% of net income for the period (considered as a deduction for minimum mandatory dividends).

Regulatory capital or “effective net equity” is defined as the aggregate of:

•	a bank’s paid-in capital and reserves;
•	its subordinated bonds, valued at their placement price (but decreasing by 20% for each year during the period commencing six years prior to maturity), for an amount up to 50% of its basic capital;
•	goodwill or premiums, paid balances and investments in companies that are not part of the consolidation, which shall be deducted;
•	its voluntary allowances for loan losses for an amount of up to 1.25% of risk-weighted assets; and
•	other adjustments as instructed by the SBIF.

In cases where a limit is required to be applied on an unconsolidated basis, capital attributable to subsidiaries and foreign branches shall be excluded.

The Chilean General Banking Law contains a five-category risk classification system to be applied to bank assets that is based on the Basel Committee recommendations.

In 2009, the SBIF postponed the application of the third pillar of Basel II in Chile, which includes the implementation of capital limits with market risk and operational risk-weighted assets. These changes must be approved by Congress as it involves a modification to the Chilean General Banking Law.

Within the scope of Basel II in Chile, further changes in regulation may occur. See “Item 3. Key Information—D. Risk Factors— Risks relating to Chile and other countries in which we operate—Chile’s banking regulatory and capital markets environment is continually evolving and may change”.

Lending Limits

Under the Chilean General Banking Law, Chilean banks are subject to certain lending limits, including the following:

•

a bank cannot extend to any entity or individual (or any one group of related entities), directly or indirectly, unsecured credit in an amount that exceeds 10% of the bank’s effective net equity, or in an amount that exceeds 30% (previously 25%) of its effective net equity if the excess over 10% (previously 5%) is secured by certain assets with a value equal to or higher than such excess. In the case of foreign export trade financing, the ceiling for unsecured credits is also 10% (previously 5%) and the ceiling for secured credits is also established at 30%. In the case of financing infrastructure projects built through the concession mechanism, the 10% (previously 5%) ceiling for unsecured credits is 15% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession, while the ceiling for secured credits remains at 30% (previously 25%);

•	a bank cannot extend loans to another financial institution subject to the Chilean General Banking Law in an aggregate amount exceeding 30% of its effective net equity;
•	a bank cannot directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank;
•	a bank cannot lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank; and
•

a bank cannot grant loans to related parties (which relation can arise from management or for ownership reasons, including holders of more than 1% of its shares, except in the case of companies which are actively traded on the Santiago Stock Exchange, like CorpBanca, in which case the limit is 5%) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. In addition, the aggregate amount of loans to a single group of related parties cannot exceed 5% of the bank’s effective net equity, or 25% if the excess thereof is secured by certain assets with a value equal to or greater than such excess, or by certain other collateral specified in the Chilean General Banking Law. The definitions of “related” and “group” for these purposes are determined by the SBIF. The aggregate amount of all credits granted to related parties of the bank cannot exceed its effective net equity.

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

Capital Markets

Under the Chilean General Banking Law, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as in financial leasing, mutual fund and investment fund administration, investment advisory services and merger and acquisition services. These subsidiaries are regulated by the SBIF and, in some cases, also by the SVS, the regulator of the Chilean securities market and of open-stock (public) corporations.

MK3, approved by the Chilean Congress in June 2010, includes, among other things, the possibility for non-Chilean banks with representative offices in Chile to promote the credit products of their headquarters directly. Before this reform, representative offices of non-Chilean Banks were only able to act as intermediaries between their parent companies and local companies.

Subsidiaries and Affiliated Companies

Chilean banks are authorized to create subsidiaries to engage in (1) brokerage of securities, (2) management of mutual funds, investment funds, offshore funds, housing funds or all the foregoing, (3) insurance brokerage, (4) leasing operations, (5) factoring operations, (6) securitization, (7) financial advisory, (8) custody and transportation of funds, (9) provision of other financial services as authorized by the SBIF, (10) real estate leasing, and (11) social security advice. These subsidiaries are regulated by the SBIF except for the cases referred to in (1), (2), (3) and (6) in which the SBIF may request information but the entities are regulated by the SVS or, with respect to social security, by the Superintendency of Pensions (Superintendencia de Pensiones). Currently, banks are not authorized to create or engage in the business of insurance companies (other than brokers) and pension funds or health insurance administrators.

Banks may also create and participate in companies exclusively destined to the carrying out of activities in support of the main banking operations, such as credit card or debit card operators.

Legal Provisions Regarding Banking Institutions with Economic Difficulties

Chilean banks may not be declared bankrupt, except when undergoing voluntary liquidation. The Chilean General Banking Law provides that if specified adverse circumstances exist at any bank, its board of directors must correct the situation within 30 days from the date of receipt of the relevant financial statements. If the board of directors is unable to do so, it must call a special shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected within the term and in the manner agreed to at the meeting, or if the SBIF does not approve the board of directors proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the board of directors and from making any further investments in any instrument other than in instruments issued by the Central Bank of Chile. In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations or if a bank is under provisional administration of the SBIF, the Chilean General Banking Law provides that the bank may receive a two-year term loan from another bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the SBIF, but need not be submitted to the borrowing bank’s shareholders for their approval. In any event, a creditor bank cannot grant interbank loans to an insolvent bank in an amount exceeding 25% of the creditor bank’s effective net equity. The board of directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, forgive debts or take other measures for the payment of the debts. If the board of directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common shares in the amount required for the ratio of effective net equity to risk-weighted assets not to be lower than 12%. If a bank fails to pay an obligation, it must notify the SBIF, which shall determine if the bank is solvent.

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

Investments in Foreign Securities

Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain foreign currency securities. Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would support the bank’s business if such companies were incorporated in Chile. Banks in Chile may also invest in debt securities traded in formal secondary markets. Within certain limits, banks in Chile may invest in such debt securities, in the event such debt securities qualify as securities issued or guaranteed by (1) foreign sovereign states or their central banks or (2) other foreign or international financial institutions of which Chile is a member or bonds issued by foreign corporations. Such foreign currency securities must have a minimum rating as follows:

Rating Agency	Short Term	Long Term
Moody’s	P-2	Baa3
Standard and Poor’s	A-2	BBB-
Fitch Rating Service	F2	BBB-
Dominion Bond Rating Service (DBRS)	R-2	BBB (low)

A Chilean bank may invest in securities having a minimum rating as follows, provided that in case the total amount of these investments exceeds 20% (or 30% for banks with a BIS ratio equal or exceeding 10%) of the effective net equity of the bank, a provision of 100% of the excess shall be established by the bank:

Rating Agency	Short Term	Long Term
Moody’s	P-2	Ba3
Standard and Poor’s	A-2	BB-
Fitch Rating Service	F2	BB-
Dominion Bond Rating Service	R-2	BB (low)

If investments in these securities and certain loans referred to below exceed 70% of the effective net equity of the bank, a provision for 100% of the excess shall be established, unless the excess, up to 70% of the bank’s effective net equity, is invested in securities having a minimum rating as follows:

Rating Agency	Short Term	Long Term
Moody’s	P-1	Aa3
Standard and Poor’s	A-1+	AA-
Fitch Rating Service	F1+	AA-
Dominion Bond Rating Service	R-1 (high)	AA (low)

Additionally, a Chilean bank may invest in foreign securities, with ratings equal to or exceeding those set forth in Table 3 above, in: (1) overnight and term deposits with foreign banks, subject to a limit of up to 30% of the effective net equity of the Chilean bank that makes the investment (or limit of 25% of its effective net equity regarding deposits with certain related parties); and (2) securities issued or guaranteed by sovereign states or their central banks or those securities issued or guaranteed by international institutions of which Chile is a part, subject to a limit of up to 50% of the effective net equity of the Chilean bank.

Subject to specific conditions, a bank may grant loans in dollars to subsidiaries or branches of Chilean companies located abroad, to companies listed on foreign stock exchanges authorized by the Central Bank of Chile and, in general, to individuals and entities domiciled abroad, as long as the Central Bank of Chile is kept informed of such activities. A bank may also grant loans in dollars to finance exports to or from Chile.

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

Implementation of this agenda is underway. Several administrative measures, such as the creation of the Financial Stability Council, were adopted. Some bills of law remain under discussion in Congress, such as the bill on competition in the financial system. However, some of the topics mentioned above, including the first, second and sixth bullets have been totally or partially implemented through laws already enacted.

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

Anti-money laundering provisions have been complemented with provisions aimed at deterring terrorism financing. For that purpose, by means of the Basic Legal Circular, the Colombian Superintendency of Finance has issued regulations requiring the implementation by financial institutions of a risk management system for money laundering and terrorism financing. These regulations emphasize “know your customer” policies and knowledge of customers and markets. They also establish processes and parameters to identify and monitor a financial institution’s customers. According to these regulations, financial institutions must cooperate with the appropriate authorities to prevent and control money laundering and terrorism.

Finally, the Colombian Criminal Code includes rules and regulations to prevent, control, detect, eliminate and adjudicate all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, and the lack of controls.

Recent Regulatory Developments in Chile

Capital Adequacy Requirements

In line with the future adoption of Basel II regulations in Chile, in 2010 the SBIF disclosed a proposal to increase the minimum regulatory capital ratio from the current 8% to 10%. This change requires an amendment to the Chilean General Banking Law by Congress. Although as of December 31, 2013, we had a regulatory capital ratio of 13.2% measured as Effective Equity / Credit Risk weighted average assets, this change, if adopted, could require us to inject additional capital in our business in the future.

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

Financial National Consumer Service (Sernac Financiero)

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

New Insurance Brokerage Regulation

On December 1, 2013, a new regulation affecting all insurance brokerage businesses in Chile became effective. This regulation is a result of Law No. 20,667 that was enacted on May 9, 2013 and Circular No. 2,114 issued by the SVS on July 26, 2013. The new regulation establishes that, in the case of early termination of an insurance policy paid for in advance (for example, because of the early repayment of the related loan), all unearned premiums must be refunded to the customer by the company that issued the policy. This refund obligation includes both the unearned premiums and commissions relating to the remaining policy period, such as brokerage fees and any other commissions. We do not expect these new refund obligations to have a material effect on the results of our operations. The premiums and commissions subject to refund will be calculated in proportion to the unelapsed period. This refund obligation applies with respect to insurance policies issued after this new regulation became effective. Prior to this new regulation, unearned premiums were refunded only if the early termination took place within the later of forty-five days after the issuance of the insurance policy, or one-tenth of the total term of the insurance policy (from the date of issuance).

In addition, Circular No. 2,131, issued by the SVS on November 28, 2013, added additional requirements regarding customer service for insurance customers. We do not expect these new regulations to have a material effect on our results of operations.

Finally, Circular No. 2,137, issued by the SVS on January 13, 2014, requires the adoption of IFRS by insurance brokerage companies beginning in 2015. We expect this requirement to initially affect the revenues of our subsidiary CorpBanca Corredora de Seguros, in its capacity as an insurance broker.

Funds Law (Ley Única de Fondos)

Law No. 20,712 on funds was published in the Chilean Official Gazette on January 7, 2014, or the Funds Law. The Funds Law is a single legal set of regulations enacted to provide for general and special regimes applicable to all Chilean funds, setting basic provisions governing their structure, management, dividend distribution, redemption of quotas and taxation, among other things. This law is expected to have a positive effect on the operations of our subsidiary CorpBanca Administradora General de Fondos S.A., in its capacity as fund manager.

Maximum Interest Rate

A new Chilean law regarding maximum interest rates was enacted on December 13, 2013 upon publication of Law 20,715 in the Chilean Official Gazette. This legislation affects all Chilean businesses that charge interest (including all banks) on loans up to UF 200 (approximately U.S.$8,900), including installment loans, credit cards, credit line loans and overdue loans. This regulation requires, among other things, a new method for calculating the maximum legal interest rate for loans not indexed to inflation with terms longer than 90 days, which results in a reduction of the maximum legal interest rate applicable to such debtors. We do not expect the enactment of this law to have a material effect on our results of operations.

Bankruptcy Law

The Chilean Congress approved a new Bankruptcy Act on October 29, 2013, which was published in the Official Gazette on January 9, 2014 and will come into effect on October 9, 2014. The new Bankruptcy Act eliminates the distinction between merchants and other debtors, and eliminates the classification of bankruptcies as negligent or fraudulent, even though it modifies the Chilean Criminal Code in order to recognize certain criminal offences related to the conduct of the business of the debtor prior to the declaration of its bankruptcy, among other changes.

Under the new Bankruptcy Act, there are two types of proceedings, (i) liquidation proceedings which are very similar to existing bankruptcy proceedings, although they will be headed by a liquidator rather than a trustee, and (ii) reorganization proceedings. Reorganization proceedings are more oriented to the continuation of the debtor’s business and, therefore, allow the debtor to seek protection of the courts, or Insolvency Protection, for a term of 30 days, as from the date the reorganization proceeding commenced during which, among other effects, it cannot be put into liquidation, its assets cannot be foreclosed, the agreements entered into by it cannot be unilaterally terminated by the other party, the maturity of the indebtedness of the debtor cannot be accelerated or the securities granted by the debtor cannot be enforced by the creditor based on the debtor’s insolvency. In the event that a creditor breaches this provision, its credit shall rank junior after all the other debts of the debtor. This 30-day term could be extended for 30 or 60 days if supported by creditors representing 30% or 50% of the debtors’ unrelated liabilities, respectively.

Pursuant to the provisions of the new Bankruptcy Act, it is now possible for a debtor to commence a reorganization procedure not only through a court process, but also as an out-of-court agreement with its creditors, which shall then be approved by the court through a simple process. It is also now possible for the debtor and its creditors to agree in reorganization proposal including different conditions for different categories of creditors (e.g., secured and unsecured), which must be expressly approved by the remaining creditors.

The new Bankruptcy Act also allows the debtor under Insolvency Protection to contract debt to finance its operations (up to 20% of the debt it had at the commencement of the procedure), which shall rank senior with respect to the existing creditors (except for a few statutory preferences which shall remain in force) in case the reorganization agreement is not approved and the judge orders the liquidation of the company.

The new Bankruptcy Act amends claw-back period rules such that as a general rule any transfer, encumbrance or other transaction executed or granted by the debtor during the term of two years prior to the commencement of the reorganization or liquidation proceedings may be rendered ineffective if its proved before the court that such transfer, encumbrance or transaction: (i) was entered with the counterparty knowledge of the debtor’s bad business condition; and (ii) caused damages to the bankruptcy estate or has affected the parity that shall exist among creditors (e.g. that the transaction has not been entered into terms and conditions similar to those usually prevailing in the market at the time of its execution).

Notwithstanding the above, the new Bankruptcy Act maintains certain specific cases of ineffectiveness of any transfer, encumbrance or other transaction executed or granted during the term of one year prior to the commencement of the insolvency proceedings (which may be extended to two years in certain events), based on objective grounds, such as pre-payments, payments in terms different as originally agreed by the parties and the creation of security interests to guarantee pre-existing obligations.

Finally, the new Bankruptcy Act regulates for the first time cross-border insolvency issues, allowing the recognition in Chile of foreign bankruptcy/liquidation proceedings. We do not expect the enactment of this law to have a material effect on our results of operations.

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

Colombian Superintendency of Finance

The Colombian Superintendency of Finance is the authority responsible for supervising and regulating financial institutions, including commercial banks such as CorpBanca Colombia and Helm Bank, finance corporations, finance companies, financial services companies and insurance companies. The Colombian Superintendency of Finance has broad discretionary powers to supervise financial institutions, including the authority to impose fines on financial institutions and their directors and officers for violations of applicable regulations. The Colombian Superintendency of Finance can also conduct on-site inspections of Colombian financial institutions.

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

Law 1564 of 2012 (with effect from January 1, 2014), vested certain judicial duties in the Colombian Superintendency of Finance, regarding controversies among customers and banks.

Self-Regulatory Organization

The SRO is a private entity responsible for the regulation of entities participating in the Colombian capital markets. The SRO may issue mandatory instructions to its members and supervise its members’ compliance and impose sanctions for violations.

All capital market intermediaries, including CorpBanca Colombia, Helm Bank and their respective subsidiaries (CIVAL and CIT Colombia, Helm Fiduciaria and Helm Comisionista), must become members of the SRO and are subject to its regulations.

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

On August 2013, new regulation (Decree 1771 of 2012) was enacted, and all financial institutions (including CorpBanca Colombia and Helm Bank) were required to calculate Technical Capital as the sum of Ordinary Basic Capital (Common Equity Tier One), Additional Basic Capital (additional Tier One), and Additional Capital (Tier Two Capital). The total solvency ratio remains at a minimum of 9% of the financial institution’s total risk-weighted assets; but each entity must also comply with a minimum basic solvency ratio of 4.5%, which is defined as the Ordinary Basic Capital after deductions, divided by the financial institution’s total risk-weighted assets. In addition to these regulatory minimum basic solvency requirements, CorpBanca Colombia has committed to maintain a solvency ratio of 11.8% for a period of time following the CorpBanca Colombia and Helm Bank merger. Notwithstanding these minimums, when the solvency ratio of a financial institution is below 10%, the Colombian Superintendency of Finance implements a closer supervision on banking activities of the entity based on the supervision policy implemented by the Colombian Superintendency of Finance.

Minimum Capital Requirements

The minimum capital requirement for banks on an unconsolidated basis is established in Article 80 of the Financial Organic Statute. The minimum capital requirement for 2013 was COP$75,550 million and such minimum capital requirement for 2014 is COP$77,016 million (for Banking Institutions). Failure to meet such requirement can result in the taking of possession (toma de posesión) of any financial institution, including CorpBanca Colombia or Helm Bank, by the Colombian Superintendency of Finance. Minimum capital requirements are updated annually in January by the same percentage as the inflation percentage for the prior year. The levels of minimum capital requirements for each type of financial institution (financial corporations, financing companies, trust companies, etc) are different, with banks having the highest minimum amount. Additionally, there are capital requirements above this minimum for the purposes of credit exposure and derivatives transactions.

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

Mandatory Investments

Central Bank of Colombia regulations require financial institutions, including CorpBanca Colombia and Helm Bank, to make mandatory investments in securities issued by Finagro, a Colombian public financial institution that finances production and rural activities, to support the agricultural sector. The amount of these mandatory investments is calculated based on the current peso-denominated obligations of the relevant financial institution.

Foreign Currency Position Requirements

According to External Resolution 9 of 2013 issued on December 20, 2013 by the board of directors of the Central Bank of Colombia as amended, or Resolution 4, a financial institution’s foreign currency position (posición propia en moneda extranjera) is the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items), made or contingent, including those that may be sold in Colombian legal currency.

Resolution 9 provides that the average of a bank’s foreign currency position for three business days cannot exceed the equivalent in Colombian pesos of 20% of the bank’s Technical Capital. Currency exchange intermediaries such as CorpBanca Colombia are permitted to hold a three business days’ average negative foreign currency position not exceeding the equivalent in foreign currency of 5% of its Technical Capital (with penalties being payable after the first business day).

Resolution 9 also defines foreign currency position in cash (posición propia de contado en moneda extranjera) as the difference between all foreign currency-denominated assets and liabilities. A bank’s three business days average foreign currency position in cash cannot exceed 50% of the bank’s Technical Capital. In accordance with Resolution 9, the three day average must be calculated on a daily basis and the foreign currency position in cash cannot be negative.

Finally, Resolution 9 requires banks to comply with a gross position of leverage (posición bruta de apalancamiento). Gross position of leverage is defined as the sum of (i) the rights and obligations of term and future contracts denominated in foreign currency, plus (ii) foreign currency cash operations with settlement higher or equal to one banking day, plus (iii) the exchange rate risk exposure associated with debtor and creditor contingencies acquired in the trading of exchange rate options and derivatives.

Resolution 9 sets a limit on the gross position of leverage, which cannot exceed 550% of the Technical Capital.

Deposit Insurance

In Colombia, the deposit insurance fund, FOGAFIN (Fondo de Garantías de Instituciones Financieras), guarantees up to COP$20 million (US$10,380 as of December 31, 2013) per person, for each institution calculated as the aggregate amount of time, savings and demand deposits held by individuals in a Colombian financial institution. Payment will be made in case of an administrative compulsory liquidation of the financial institution.

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

Marginal reserve requirements were eliminated by the Central Bank of Colombia in 2008. Since 2009, the reserve requirements have no remuneration.

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

Notwithstanding the foregoing, such deposits would not be required in certain cases established in Article 26 of External Resolution 8 of 2000, including in the case of foreign currency loans aimed at financing Colombian investments abroad or for short-term exportation loans, provided that such loan is disbursed against the funds of Banco de Comercio Exterior—Bancoldex. Moreover, Article 59-1(c) of External Resolution 8 of 2000 sets forth a number of restrictions and limitations as to the use of proceeds in the case of foreign currency loans obtained by Colombian currency exchange intermediaries (including CorpBanca Colombia and Helm Bank) and also provides that deposits would not be required in the event such restrictions and limitations are observed. Such foreign currency loans may be used, among others, for lending activities in a foreign currency with a tenor equal to, or shorter than, the tenor of the foreign financing.

Interest payments to foreign currency loans granted by foreign banks to Colombian residents are currently subject to a 33% or 14% withholding tax, as a general rule.

Finally, pursuant to Law 9 of 1991, the board of directors of the Central Bank of Colombia is entitled to impose conditions and limitations on the incurrence of foreign currency indebtedness, as an exchange control policy, in order to avoid pressure in the currency exchange market.

Non-Performing Loan Allowance

The Colombian Superintendency of Finance maintains guidelines on non-performing loan allowances for financial institutions. This information has been provided in order to provide the reader with a more indepth analysis. Notwithstanding, our allowance and provision for loan losses as recorded in our financial statements included herein have been determined in accordance with IFRS.

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

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our financial statements as well as “Item 5. Operating and Financial Review and Prospects”. Unless otherwise indicated, financial data in the following tables as of December 31, 2011, 2012 and 2013 has been expressed in Chilean pesos as of December 31, 2013. The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s CPI.

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

Interest and average balances have been calculated by taking into consideration the following:

•	Foreign exchange gains or losses on foreign currency denominated assets and liabilities have not been included in interest income or expense;
•	Interest on financial investments does not include trading gains or losses on these investments;

•

Past due loans only include the payments that are 90 or more days overdue, and do not include the portion of such loan that is not overdue (principal amount) or those payments which are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan. This practice differs from that normally followed in the United States where the amount classified as past due would include the total principal, payments and interest on all loans which have any portion overdue;

•	Penalty interest is not recognized on past due payments (loans with more than one payment) or past due loans (one payment).
•	The interest earned from past due loans is only the proportion of interest earned on each of these payments. We do not accrue penalty interest on these payments;
•	Loans that are not yet 90 days or more overdue have been included in each of the various categories of loans, and affect the various averages;
•	Non-performing commercial loans (those loans which do not accrue interest) consist of loans included in Categories C4-C6 and loans (or portions thereof) that are overdue;
•

Included in loans and receivables to banks are interbank deposits maintained in the Central Bank of Chile and foreign banks. Such assets have a distorting effect on the average interest rate earned on total interest-earning assets because currently balances maintained in Chilean peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes. Additionally, this account includes interest earned by overnight investments. Consequently, the average interest earned on such assets is comparatively low. We maintain these deposits in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income; and

•

The monetary gain or loss on interest-earning assets and interest bearing liabilities is not included as a component of interest income or interest expense because inflation effects are taken into account in the calculation of real interest rates.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal rates and rates for our assets and liabilities for the years ended December 31, 2011, 2012 and 2013.

	Year ended December 31,
	2011				2012				2013
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in millions of Ch$ except for percentages)
INTEREST EARNING ASSETS

Deposits in Central Bank
Ch$	63,919	1,921	3.0%	(0.9)%	86,538	1,695	2.0%	(0.5)%	86,059	1,527	1.8%	(1.2%)
UF	–	–	–	–	–	–	–	–	–	–	–	–
Foreign currency	29,122	–	–	6.8%	35,025	–	0.0%	(9.1)%	54,891	–	0.0%	6.7%

Total	93,041	1,921	3.0%	1.5%	121,563	1,695	1.4%	(2.3)%	140,950	1,527	1.8%	1.9%

Financial investments
Ch$	153,956	8,155	5.3%	1.3%	301,502	15,174	5.0%	3.5%	295,940	14,704	5.0%	1.9%
UF	562,021	35,198	6.3%	2.3%	490,627	26,562	5.4%	3.9%	242,954	10,107	4.2%	1.1%
Foreign currency	33,420	1,743	5.2%	12.4%	233,115	10,928	4.7%	(4.8)%	378,737	14,906	3.9%	10.9%

Total	749,467	45,096	6.0%	2.5%	1,025,244	52,664	5.1%	1.8%	917,630	39,718	4.3%	5.4%

Total loans
Ch$	2,495,764	237,702	9.5%	5.4%	3,023,707	299,441	9.9%	8.3%	3,281,015	328,549	10.0%	6.8%
UF	2,516,218	209,996	8.3%	4.3%	3,332,277	235,439	7.1%	5.5%	3,651,479	245,383	6.7%	3.6%
Foreign currency	822,164	23,159	2.8%	9.8%	3,069,808	158,377	5.2%	(4.4)%	4,573,453	359,714	7.9%	15.1%

Total	5,834,146	470,857	8.1%	5.5%	9,425,792	693,257	7.4%	3.2%	11,505,946	933,646	8.1%	9.1%

Interbank loans
Ch$	95,575	1,280	1.3%	(2.5)%	193,604	9,445	4.9%	3.3%	261,151	12,510	4.8%	1.7
UF	–	–	–	–	–	–	–	–	–	–	–	–
Foreign currency	70,462	1,704	2.4%	9.4%	169,603	2,079	1.2%	(7.9)%	122,894	2,164	1.8%	8.6

Total	166,037	2,984	1.8%	2.6%	363,207	11,524	3.2%	(1.9)%	384,045	14,673	3.8%	3.9%

Investment under resale agreements
Ch$	52,424	3,001	5.7%	1.8%	19,730	1,394	7.1%	5.5%	31,514	1,930	6.1%	3.0%
UF	1,813	18	1.0%	(2.8)%	1,022	71	6.9%	5.4%	1,021	20	2.0%	(1.0)%
Foreign currency	1,176	16	1.4%	(2.4)%	127,426	210	0.2%	(8.9)%	122,577	13,185	10.8%	18.2%

Total	55,413	3,035	5.5%	1.5%	148,178	1,675	1.1%	(6.9)%	155,110	15,135	9.8%	15.0%

Other interest earning assets
Ch$	–	–	–	–	3	–	0.0%	0.0%	23	–	0.0%	0.0%
UF	–	–	–	–	–	–	0.0%	0.0%	–	–	0.0%	0.0%
Foreign currency	122,226	4,729	3.9%	11.0%	329,593	2,177	0.7%	(8.5%)	551,272	2,407	0.4%	7.2%

Total	122,226	4,729	3.9%	11.0%	329,596	2,177	0.7%	8.5%)	551,295	2,407	0.4%	7.2%

Total interest earning assets
Ch$	2,861,638	252,059	8.8%	4.7%	3,625,084	327,149	9.0%	7.4%	3,955,700	359,220	9.1%	5.9%
UF	3,080,122	245,212	8.0%	3.9%	3,823,926	262,072	6.9%	5.3%	3,895,453	255,511	6.6%	3.5%
Foreign currency	1,078,570	31,351	2.9%	9.9%	3,964,570	173,771	4.4%	(5.1)%	5,803,822	392,376	6.8%	13.9%

Total	7,020,330	528,622	7.5%	5.2%	11,413,580	762,992	6.7%	2.4%	13,654,975	1,007,106	7.4%	8.6%

	Year ended December 31,
	2011				2012				2013
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in millions of Ch$)
NON-INTEREST EARNING ASSETS

Cash
Ch$	222,333				262,602				291,785
UF	–				–				–
Foreign currency	76,004				146,211				156,375

Total	298,337				408,813				448,160

Allowance for loan losses
Ch$	102,788				104,575				112,627
UF	–				–				–
Foreign currency	391				58,900				114,653

Total	103,179				163,475				227,280

Property, plant and equipment
Ch$	55,184				55,913				47,642
UF	–				–				–
Foreign currency	104				12,337				30,532

Total	55,287				68,250				78,164

Derivatives
Ch$	231,888				269,632				291,884
UF	–				–				–
Foreign currency	1,157				13,846				27,085

Total	233,044				283,478				318,970

Other assets
Ch$	407,913				497,644				555,959
UF	51,811				10,426				2,901
Foreign currency	18,704				197,836				566,368

Total	478,429				705,906				1,125.228

Total non-interest earning assets
Ch$	814,530				981,216				1,074,643
UF	51,811				10,426				2,901
Foreign currency	95,578				311,330				665,698

Total	961,919				1,302,972				1.743.242

Total assets(1)
Ch$	3,676,168	252,059			4,606,300	327,149			5,030,344	359,220
UF	3,131,933	245,212			3,834,352	262,072			3,898,354	255,511
Foreign currency	1,174,148	31,351			4,275,900	173,771			6,469,521	392,376

Total	7,982,251	528,622			12,716,552	762,992			15,398,217	1,007,106

(1)	Represents total of interest earning and non-interest earning assets.

	Year ended December 31,
	2011				2012				2013
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in millions of Ch$ except for percentages)
INTEREST BEARING LIABILITIES

Time Deposits
Ch$	3,154,752	179,666	5.7%	1.7%	4,219,993	267,721	6.3%	4.8%	4,020,819	240,879	6.0%	2.9%
UF	292,358	18,171	6.2%	2.2%	568,003	33,422	5.9%	4.3%	550,376	30,390	5.5%	2.4%
Foreign currency	552,498	6,781	1.2%	8.1%	1,851,521	58,498	3.2%	(6.2)%	2,484,695	90,374	3.6%	10.6%

Total	3,999,608	204,618	5.1%	2.7%	6,639,517	359,641	5.4%	1.7%	7,055,890	361,643	5.1%	5.6%

Central Bank borrowings
Ch$	–	–	–	–	39	–	–	–	–	–	–	–
UF	–	–	–	–	–	–	–	–	–	–	–	–
Foreign currency	–	–	–	–	–	–	–	–	–	–	–	–

Total	–	–	–	–	39	–	–	–	–	–	–	–

Repurchase agreements
Ch$	161,020	8,147	5.1%	1.1%	209,370	12,085	5.8%	4.2%	95,836	4,924	5.1%	2.1%
UF	2,629	315	12.0%	7.8%	575	54	9.4%	7.8%	–	167	0.0%	(2.9)%
Foreign currency	–	–	–	–	134,348	3,612	2.7%	(6.6)%	173,583	9,645	5.6%	12.6%

Total	163,649	8,462	5.2%	1.2%	344,293	15,751	4.6%	0.0%	269,419	14,736	5.5%	8.9%

Mortgage finance bonds
Ch$	188	3	1.6%	(2.2%)	90	2	2.2%	0.7%	20	1	5.0%	1.9%
UF	198,297	15,965	8.1%	4.0%	161,493	10,997	6.8%	5.2%	130,971	8,322	6.4%	3.3%
Foreign currency	–	–	–	–	–	–	–	–	–	–	–	–

Total	198,485	15,968	8.0%	4.0%	161,583	10,999	6.8%	5.2%	130,991	8,323	6.4%	3.3%

Bonds
Ch$	36,366	6,632	18.2%	13.8%	45,526	14,046	30.9%	28.9%	46,211	32,076	69.4%	64.5%
UF	1,162,123	85,845	7.4%	3.4%	1,468,606	79,905	5.4%	3.9%	1,547,176	73,895	4.8%	1.7%
Foreign currency	8,933	137	1.5%	(2.3%)	76,830	3,605	4.7%	(4.8)%	606,158	13,917	2.3%	9.1%

Total	1,207,422	92,614	7.7%	3.6%	1,590,962	97,556	6.1%	4.2%	2,199,545	119,888	5.5%	5.1%

Other interest bearing liabilities
Ch$	366,949	4,549	1.2%	(2.6%)	420,574	4,099	1.0%	(0.5)%	519,568	(3,888)	(0.7%)	(3.6%)
UF	22,679	2,409	10.6%	6.5%	19,458	2,222	11.4%	9.8%	16,224	1,459	9.0%	5.8%
Foreign currency	649,637	7,002	1.1%	(2.7%)	1,645,130	15,848	1.0%	(8.2)%	1,747,481	47,255	2.7%	(0.3%)

Total	1,039,265	13,960	1.3%	(2.5%)	2,085,162	22,169	1.1%	(6.5)%	2,283,273	44,826	2.0%	(1.0%)

Total interest bearing liabilities
Ch$	3,719,275	198,997	2.3%	(1.5%)	4,895,592	297,953	6.1%	4.5%	4,682,454	273,992	2.3%	(0.7%)
)%UF	1,678,086	122,705	5.7%	1.7%	2,218,135	126,600	5.7%	4.1%	2,244,747	114,233	5.7%	2.6%
Foreign currency	1,211,068	13,920	1.1%	(2.6%)	3,707,829	81,563	2.2%	(7.1)%	5,011,917	161,191	3.2%	0.2%

Total	6,608,429	335,622	5.1%	(0.9%)	10,821,556	506,116	4.7%	0.5%	11,939,118	549,416	4.6%	0.3%

	Year ended December 31,
	2011				2012				2013
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in millions of Ch$)
NON-INTEREST EARNING LIABILITIES

Non-interest-bearing demand deposits
Ch$	282,470				352,402				383,346
UF	2,202				3,951				10,412
Foreign currency	100,146				160,581				1,077,716

Total	384,818				516,934				1,471,475

Derivatives
Ch$	161,012				187,866				210,393
UF	–				–				–
Foreign currency	1,362				17,083				20,286

Total	162,374				204,949				230,679

Other non-interest-bearing
Ch$	221,532				150,297				185,812
UF	1,933				1,689				1,190
Foreign currency	4,690				109,685				193,931

Total	228,155				261,671				380,933

Shareholders’ equity
Ch$	598,474				809,239				1,218,551
UF	–				–				–
Foreign currency	–				102,203				157,461

Total	598,474				911,442				1,376,012

Total non-interest-bearing liabilities and shareholders’ equity
Ch$	1,263,488				1,499,804				1,998,102
UF	4,135				5,640				11,602
Foreign currency	106,198				389,552				1,449,395

Total	1,373,821				1,894,996				3,459,098

Total liabilities and shareholders’ equity (1)
Ch$	4,982,763	198,997			6,395,396	297,953			6,680,556	273,992
UF	1,682,221	122,705			2,223,775	126,600			2,256,349	114,233
Foreign currency	1,317,266	13,920			4,097,381	81,563			6,461,312	161,191

Total	7,982,250	335,622			12,716,552	506,116			15,398,217	549,416

(1)	Represents total of interest bearing and non-interest bearing liabilities and shareholders’ equity.

Interest-earning Assets—Net Interest Margin

The following tables analyze, by currency of denomination, our levels of average interest-earning assets and net interest, and illustrate the comparative margins obtained, for each of the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	(in million of Ch$ except for percentages)
Total average Interest earning assets
Ch$	Ch$2,861,638	3,625,084	3,955,700
UF	3,080,122	3,823,926	3,895,453
Foreign currency	1,078,570	3,964,570	5,803,822

Total	Ch$7,020,330	Ch$11,413,580	Ch$13,654,975

Net interest earned (1)
Ch$	Ch$53,062	29,196	85,228
UF	122,507	135,472	141,278
Foreign currency	17,431	92,208	231,184

Total	Ch$193,000	Ch$256,876	Ch$457,690

Net interest margin, nominal basis(2)
Ch$	1,9%	0.8%	2.2%
UF	4.0%	3.5%	3.6%
Foreign currency	1.6%	2.3%	4.0%

Total	2.7%	2.3%	3.4%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income and Interest Expense—Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our net interest income between changes in the average volume of interest-earning assets and interest bearing liabilities and changes in their －respective nominal interest rates from 2011 to 2012 and 2012 to 2013. Volume and rate variances have been calculated based on movements in average balances over the year and changes in nominal interest rates, average interest-earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

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
	(in millions of Ch$)
LIABILITIES
INTEREST BEARING LIABILITIES

Time Deposits
Ch$	60,666	205	27,184	88,055
UF	17,132	(10)	(1,871)	15,251
Foreign currency	15,943	107	35,667	51,717

Total	93,742	302	60,980	155,023

Central Bank borrowings
Ch$	–	–	–	–
UF	–	–	–	–
Foreign currency	–	–	–	–
Total	–	–	–	–

Repurchase Agreements
Ch$	2,446	11	1,481	3,938
UF	(246)	(1)	(14)	(261)
Foreign currency	–	–	3,612	3,612

Total	2,200	10	5,079	7,289

Mortgage finance bonds
Ch$	–	–	–	–
UF	(2,963)	(25)	(1,982)	(4,969)
Foreign currency	–	–	–	–

Total	(2,963)	(25)	(1,982)	(4,969)

Bonds
Ch$	1,670	46	5,698	7,414
UF	22,640	(226)	(28,353)	(5,940)
Foreign currency	1,041	3	2,424	3,468

Total	25,351	(177)	(20,231)	4,942

Other interest bearing liabilities
Ch$	665	(10)	(1,105)	(450)
UF	(342)	2	153	(187)
Foreign currency	10,730	(7)	(1,877)	8,846

Total	11,053	(15)	(2,829)	8,209

Total interest bearing liabilities
Ch$	65,447	252	33,258	98,957
UF	36,221	(260)	(32,067)	3,894
Foreign currency	27,714	103	39,826	67,643

Total	129,382	95	41,017	170,494

	Increase (Decrease) from 2012 to 2013 due to changes in			Net Change from 2012 to 2013
	Volume	Rate	Rate and Volume
	(in millions of Ch$)
ASSETS
INTEREST EARNING ASSETS

Deposits in Central Bank
Ch$	(8)	(2)	(156)	(167)
UF	–	–	–	–
Foreign currency	–	–	–	–

Total	(8)	(2)	(156)	(167)

Financial Investments
Ch$	(280)	(2)	(188)	(470)
UF	(13,408)	(62)	(2,984)	(16,454)
Foreign currency	6,826	–	(2,848)	3,978

Total	(6,892)	(62)	(6,021)	(12,946)

Total Loans
Ch$	25,481	33	3,593	29,108
UF	22,553	(115)	(12,495)	9,944
Foreign currency	77,576	831	122,930	201,337

Total	125,610	749	114,029	240,388

Interbank Loans
Ch$	3,296	(2)	(230)	3,064
UF	–	–	–	–
Foreign currency	(573)	9	648	85

Total	2,723	7	420	3,150

Investment under resale agreements
Ch$	832	(2)	(294)	536
UF	–	(1)	(50)	(51)
Foreign currency	(8)	135	12,848	12,975

Total	824	133	12,503	13,460

Other interest earning assets
Ch$	–	–	–	–
UF	–	–	–	–
Foreign currency	1,464	(7)	(1,228)	229

Total	1,464	(7)	(1,228)	229

Total interest earning assets
Ch$	29,320	26	2,724	32,071
UF	9,146	(176)	(15,529)	(6,561)
Foreign currency	85,285	967	132,351	218,604

Total	123,751	818	119,547	244,114

	Increase (Decrease) from 2012 to 2013 due to changes in			Net Change from 2012 to 2013
	Volume	Rate	Rate and Volume
	(in millions of Ch$)
LIABILITIES
INTEREST BEARING LIABILITIES

Time Deposits
Ch$	(12,636)	(149)	(14,056)	(26,842)
UF	(1,037)	(21)	(1,974)	(3,032)
Foreign currency	20,005	88	11,783	31,876

Total	6,332	(81)	(4,248)	2,003

Central Bank borrowings
Ch$	–	–	–	–
UF	–	–	–	–
Foreign currency	–	–	–	–

Total	–	–	–	–

Repurchase Agreements
Ch$	(6,553)	(13)	(594)	(7,161)
UF	(54)	(1)	168	113
Foreign currency	1,055	39	4,940	6,033

Total	(5,552)	25	4,513	(1,015)

Mortgage finance bonds
Ch$	(2)	–	2	–
UF	(2,078)	(7)	(589)	(2,675)
Foreign currency	–	–	–	–

Total	(2,080)	(7)	(588)	(2,675)

Bonds
Ch$	211	176	17,643	18,030
UF	4,275	(98)	(10,187)	(6,010)
Foreign currency	24,837	(18)	(14,506)	10,312

Total	29,323	60	(7,050)	22,332

Other interest bearing liabilities
Ch$	965	(72)	(8,878)	7,897
UF	(369)	(5)	(390)	(763)
Foreign currency	986	286	30,135	31,407

Total	1,580	209	20,866	22,657

Total interest bearing liabilities
Ch$	(18,015)	(59)	(5,854)	(23,960)
UF	737	(131)	(12,962)	(12,367)
Foreign currency	46,882	395	32,351	79,628

Total	29,603	205	13,494	43,301

Return on Equity and Assets

The following tables set forth our return on average shareholders’ equity and average total assets and related information for each of the periods indicated.

	Years ended December 31,
	2011	2012	2013
	(in millions of Ch$, except for percentages)
Net Income	117,318	119,153	175,239
Net income attributable to the equity holders of the Bank	119,142	119,102	162,422
Average total assets	7,982,251	12,716,553	15,398,217
Average equity	598,474	911,442	1,376,012
Net income as a percentage of:
Average total assets	1.47%	0.94%	1.14%
Average equity	19.6%	13.07%	12.74%
Average equity as a percentage of:
Average total assets	7.50%	7.17%	8.94%
Proposed cash	122,849	60,040	88,403
Dividend payout ratio, based on net income attributable to shareholders	100%	50%	57%

Investment Portfolio

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held to maturity.

Financial investments as of December 31, 2011, 2012 and 2013 are as follows:

	As of December 31,
	2011	2012	2013
	(in millions of Ch$)
Held-for-trading:

Chilean Central Bank and Government securities:
Chilean Central Bank bonds	9,541	2,543	746
Chilean Central Bank notes	5,613	–	–
Other Chilean Central Bank and Government securities	–	–	9,106

Other national institution securities:
Bonds	2,012	2,102	–
Notes	125,319	28,218	18,582
Other securities	11,102	276	133

Foreign institution securities:
Bonds	840	101,114	326,141
Notes	–	–	–
Other securities	968	3,409	64,443

Mutual funds investments

Funds managed by related organizations	3,420	6,336	12,495
Funds managed by third parties	7,224	15,900	37

Total	166,039	159,898	431,683

Available-for-sale

	As of December 31,
	2011	2012	2013
	(in millions of Ch$)
Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	307,122	329,066	334,718
Chilean Central Bank Notes	4,336	69,706	847
Other Government securities	57,480	46,203	21,769

Other financial instruments
Promissory notes related to deposits in local banks	380,284	338,747	78,712
Chilean mortgage finance bonds	1,056	349	313
Chilean financial institutions bonds	41,702	66,231	17,985
Other local investments	44,109	41,019	136,623

Financial instruments issued abroad
Foreign government and central banks instruments	–	206,296	212,280
Other foreign investments	7,161	14,818	85,840
Impairment provision	–	–	–

Unquoted securities in active markets
Chilean corporate bonds	–	–	–
Other investments	–	–	–
Impairment provision	–	–	–

Total	843,250	1,112,435	889,087

	As of December 31,
	2011	2012	2013
Held to maturity	(in millions of Ch$)

Central Bank and Government securities
Chilean Central Bank securities	–	–	–
Chilean treasury bonds	–	–	–
Other Government securities	–	–	–

Other financial instruments
Promissory notes related to deposits in local banks	–	–	–
Chilean mortgage finance bonds
Chilean financial institution bonds	–	–	–
Other local investments	11,580	10,099	8,632

Financial instruments issued abroad
Foreign government and central banks instruments	–	74,259	93,750
Other foreign investments	10,382	20,619	135,140
Impairment provision	–	–	–

Unquoted securities in active markets
Chilean corporate bonds	–	–	–
Other investments	–	–	–
Impairment provision	–	–	–

Total	21,962	104,977	237,522

We do not hold securities of any issuer other than the Central Bank of Chile and the Colombian Ministry of Finance, which the aggregate book value of the investment exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2013:

Held-for-trading	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Central Bank and Government securities:
Chilean Central Bank securities	–	–	746	4.0	–	–	–	–	746
Chilean Central Bank notes	–	–	–	–	–	–	–	–	–
Others Government securities	–	–	9,106	3.3	–	–	–	–	9,106

Other national institution securities:
Bonds	–	–	–	–	–	–	–	–	–
Notes	18,582	0.5	–	–	–	–	–	–	18,582
Other securities	–	–	41	4.6	–	–	92	4.2	133

Foreign institution securities:
Bonds	215,282	4.2	109,091	5.5	66	4.1	1,701	–	326,141
Notes	–	–	–	–	–	–	–	–	–
Other securities	19,796	3.7	44,419	7.3	169	3.2	60	3.1	64,443

Mutual fund investments:
Funds managed by related organizations	12,495	–	–	–	–	–	–	–	12,495
Funds managed by third parties	37	–	–	–	–	–	–	–	37

Total Held-for-trading	266,191	3.7	163,403	5.8	235	3.4	1,853	0.3	431,683

Available-for-sale	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Chilean Central Bank and Government securities:
Chilean Central Bank securities	102,189	1.3	232,529	4.6	–	–	–	–	334,718
Chilean treasury bonds	–	–	847	4.7	–	–	–	–	847
Others Government securities	15,765	3.9	6,094	3.5	–	–	–	–	21,769

Other financial instruments:
Promissory notes related to deposits in local banks	78,402	2.2	310	2.5	–	–	–	–	78,712
Chilean mortgage finance bonds	2	3.3	132	3.5	2	3.6	178	3.9	313
Chilean financial institution bonds	–	–	17,031	3.3	954	3.4	–	–	17,985
Other local investments	–	–	15,281	5.1	90,845	5.5	30,497	4.0	136,623

Financial instruments issued abroad:
Foreign Government and central bank instruments	78,339	4.5	50,107	6.7	19,441	5.8	64,393	10.5	212,280
Other foreign investments	9,808	10.4	5,272	12.5	34,271	12.1	36,489	9.2	85,840
Impairment provision	–	–	–	–	–	–	–	–	–

Unquoted securities in active markets
Chilean corporate bonds	–	–	–	–	–	–	–	–	–
Other foreign investments	–	–	–	–	–	–	–	–	–
Impairment provision	–	–	–	–	–	–	–	–	–

Total	284,415	2.9	327,603	4.9	145,513	7.1	131,556	8.6	889,087

Held to maturity	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Chilean Central Bank and Government securities:
Chilean Central Bank securities	–	–	–	–	–	–	–	–	–
Chilean treasury bonds	–	–	–	–	–	–	–	–	–
Other Government securities	–	–	–	–	–	–	–	–	–

Other financial instruments:	–	–	–	–	–	–	–	–	–
Promissory notes related to deposits in local banks	–	–	–	–	–	–	–	–	–
Chilean mortgage finance bonds	–	–	–	–	–	–	–	–	–
Chilean financial institution bonds
Other local investments	–	–	8,632	3.4	–	–	–	–	8,632

Financial instruments issued abroad:
Foreign government and central bank instruments	52,853	1.3	5,803	–	–	–	35,093	8.4	93,750
Other foreign investments	112,668	2.5	21,368	3.2	1,104	0.04	–	–	135,140
Impairment provision	–	–	–	–	–	–	–	–	–

Unquoted securities in active markets
Chilean corporate bonds	–	–	–	–	–	–	–	–	–
Other investments	–	–	–	–	–	–	–	–	–
Impairment provision	–	–	–	–	–	–	–	–	–

Total	165,521	2.1	35,803	2.7	1,104	0.0	35,093	8.4	237,522

Loan portfolio

The following table presents our loans by type of loan. Except where otherwise specified, all loan amounts stated below are before deduction for the allowance for loan losses. Total loans reflect our loan portfolio, including past due principal amounts.

	As of December 31,
	2009	2010	2011	2012	2013
	(in millions of Ch$)
Commercial loans
Commercial loans	3,144,217	3,367,491	4,345,731	6,453,176	7,689,427
Foreign trade loans	233,478	260,976	388,981	424,824	459,074
Current account debtors	48,320	52,362	13,499	29,245	27,935
Factoring operations	53,548	66,616	95,026	87,622	75,384
Leasing transactions	295,857	280,535	293,726	341,294	811,882
Other loans and receivables	1,450	1,261	78,433	158,699	221,754

Subtotals	3,776,870	4,029,241	5,215,396	7,494,860	9,285,456

Mortgage loans
Letters of credit loans	144,707	122,933	102,377	87,211	74,049
Endorsable mutual mortgage loans	212,468	272,829	241,653	216,627	196,359
Other mutual mortgage loans	393,290	585,104	785,537	1,186,207	1,419,811
Leasing transactions	160	146	138	61	260,883
Other loans and receivables	56,110	51,627	46,223	41,869	37,874

Subtotals	806,735	1,032,639	1,175,928	1,531,975	1,988,976

Consumer loans
Consumer loans	294,396	276,296	266,953	779,735	1,061,996
Current account debtors	26,437	24,901	25,454	29,398	40,012
Credit card debtors	55,359	54,386	55,278	156,939	228,776
Consumer leasing transactions	523	708	729	782	21,582
Other loans and receivables	51,336	51,024	74,707	109,802	270,883

Subtotals	428,051	407,315	423,121	1,076,656	1,623,249

Subtotal Loans	5,011,656	5,469,195	6,814,445	10,103,491	12,897,681

Loans and receivables to banks	86,226	64,187	304,622	482,549	218,081

Total(1)	5,097,882	5,533,382	7,119,067	10,586,040	13,115,762

(1)

All of the above categories, except mortgage loans and loans and receivables to banks, are combined into “Loans” as reported in the tables set forth under “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

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

Mortgage loans

These loans are either inflation-indexed (denominated in UF) or denominated in Chilean pesos at fixed rates. These loans are long-term with monthly payments of principal and interest secured by a real property mortgage. Mortgage loans represent the largest portion of our portfolio of loans to individuals. As required by the SBIF, mortgage loans include the loans granted to individuals in order to acquire, expand, repair or construct their houses. Mortgage loans include letters of credit loans, endorsable mutual mortgage loans or other mutual mortgage loans. In relation to the letters of credit loans, Chapter 9-1 of the Updated Compendium of Rules, or RAN, issued by the SBIF states that the banks may originate these products only in the granting of loans for acquisition, construction or extension of houses, as long as the loans are granted to the final users of such properties. In the other loans that are granted, such as those to construction companies for the construction of one or more houses, we are required to use letters of credit for general purposes. Regarding endorsable mortgage loans, Chapter 8-4 of RAN of the SBIF, states that the banks are allowed to grant endorsable loans with mortgage guarantees, subject to the provisions stipulated in No. 7 of Article 69 of the General Law on Banks and in the previously mentioned Chapter. Other mortgage loans includes the complementary credits to the loans granted for these same purposes and the linkage credits granted before the granting of the mortgage loans. It considers also the leasing operations for housing and other accounts receivable. Any credit granted to pay or restructure all or part of the previously mentioned credits, shall also be included in this item. Mortgage loans denominated in UF are financed in two ways: traditional mortgage loans are financed by letters of credit loans that we issue and sell in the Chilean financial market, and new and flexible mortgages are financed by our own funds. Mortgage loans denominated in Chilean pesos are financed by our own funds and through liabilities denominated in Chilean pesos with durations of two to five years. We no longer offer mortgage loans denominated in Chilean pesos because there was low demand for that product. At the time of approval, the amount of a mortgage loan cannot be more than 75% of the lower of the purchase price or the appraised value of the mortgaged property. Interest accrues daily based on a 360-day year. Although we have allowances for mortgage loan losses, mortgage loans are ultimately secured by the mortgaged property.

The balances of the renegotiated mortgage loans as of December 31, 2011, 2012 and 2013 were as follows:

	As of December 31,
	2011	2012	2013
	(in millions of Ch$)
Opening Balance(1)	1,063	1,794	1,748
Renegotiated(2)	735	699	4,744
Recovery(3)	(4)	(745)	(2,828)
Write-offs(4)	–	–	(574)

Final Balance	1,794	1,748	3,090

(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.

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

The balances of the renegotiated consumer loans as of December 31, 2011, 2012 and 2013 were as follows:

	As of December 31,
	2011	2012	2013
	(in millions of Ch$)
Opening Balance(1)	47,987	49,977	58,803
Renegotiated(2)	29,519	40,674	68,049
Recovery(3)	(16,281)	(21,930)	(31,182)
Write-offs(4)	(11,248)	(9,918)	(13,187)

Final Balance	49,977	58,803	82,483

(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.

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

Loans and receivables from banks, include interbank loans to local and foreign banks and deposits in the Central Bank of Chile.

Contingent loans, consist of guarantees granted by us in Ch$, UF and foreign currencies (principally US$), as well as open and unused letters of credit. Under IFRS contingent liabilities are required to be held off balance sheet. See Note 1 “General Information and summary of significant accounting policies” and Note 22 “Contingencies, commitments and responsibilities” to our audited consolidated financial statements included herein for a better understanding and analysis of the figures held off the balance.

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

Normalization Portfolio

The balances of the Normalization Portfolio for 2011, 2012 and 2013 are as follows:

	As of December 31,
	2011	2012	2013
	(in millions of Ch$)
Opening Balance(1)	131,656	125,742	124,047
Renegotiated(2)	40,294	41,667	88,797
Recovery(3)	(29,234)	(27,810)	(43,748)
Write-offs(4)	(16,974)	(15,552)	(24,348)

Final Balance(5)	125,742	124,047	144,748

(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.

(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.
(5)	Corresponds to final balance the renegotiated portfolio.

The Bank has a group that handles loans referred to as our Normalization Portfolio. The activities of such group include:

•	Analysis of the status of borrowers to assess the chances of recovery;
•	Establishing strategies and action plans to arrive at negotiated payment schedules;
•	Making the decision, based on the compliance with negotiated payment schedules, whether to transfer debtors to court collection;
•	Supervising and monitoring the progress of legal collection; and
•	Establishing mechanisms for the control and monitoring of impaired customers and the transfer of such customers to the functional area of Normalization.

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

•	Any customer that could possibly result in a loss to the Bank, even if they are not in default.
•	Treatment for debtors with commercial operations less than UF1,000:
•	Management and collection will be under the supervision of the executive in the segment where such loan originated.
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

Commercial loans.  Our risk index as of December 31, 2011, 2012 and 2013 was 1.3%, 1.1% and 1.0% respectively, this last decrease is due to an adjustment of Ch$110,022 million in loan loss allowances. Without the adjustment, our risk index would have been 2.1%. The quality of our commercial loans depends on Chilean GDP growth, interest rates, changes in regulations, the general level of indebtedness and other economic conditions. Commercial loans include foreign trade loans, leasing contracts and factored receivables.

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

During 2013, the division achieved the following milestones: (i) forming the credit risk management area for foreign companies; (ii) helping standardize loan policies and processes for the bank’s subsidiary in Colombia; (iii) consolidating a customer service model differentiated by business segment and the complexity of the financing; (iv) and actively participating in defining and implementing loan policies for the bank’s subsidiaries.

Finally, the division’s assets quality indicators evolved favorably with respect to 2012. This includes the risk index and the past-due loans, both of which outperformed the financial system.

Mortgage loans.  The risk index of our mortgage loans reached 0.4% as of December 31, 2013 because of the adjustment to loan loss allowances of Ch$15,327 million. The risk index of our residential mortgage loans was 0.9% and 0.4% as of December 31, 2011 and 2012, respectively. On an adjusted basis, the risk index remained stable in 2013. Without the adjustment, our residential mortgage loan risk index would have been 1.1%.

Consumer loans.  The risk index of our consumer loans was 1.7% as of December 31, 2013, due to an adjustment to loan loss allowances of Ch$56,491 million, compared to 5.4% and 2.2% as of December 31, 2011 and 2012, respectively. On an adjusted basis, the risk index decreased partly due to a new allowance for losses model implemented in Chile during 2013. This new model was developed based on statistical modeling and detailed analysis and review of the consumer loan portfolio behavior during the last five years, ensuring compliance with modeling standards and regulations. Without the adjustment, our consumer loan risk index would have been 5.0%.

Collections management was strengthened during 2013, demonstrating improved productivity since 2010. This allowed for increased recovery of outstanding amounts throughout the entire retail banking division.

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

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis of our loans by type and time remaining to maturity as of December 31, 2013:

	Balance as of December 31, 2013	Due in one month or less	Due after 1 month through 6 months	Due after 6 month through 1 year	Due after 1 year through 3 years	Due after 3 years through 5 years	Due after 5 years	Total
	(in millions of constant Ch$ as of December 31, 2013)
Commercial loans	7,689,427	375,729	1,298,236	1,594,226	1,671,016	1,055,922	1,694,298	7,689,427
Foreign trade loans	459,074	360,265	15,146	19,383	40,030	20,116	4,135	459,074
Current account debtors	27,935	18,398	3,182	5,542	609	205	-	27,935
Factoring operations	75,384	17,550	50,487	3,177	2,686	618	865	75,384
Leasing transactions	811,882	2,027	17,008	19,753	121,968	124,404	526,724	811,882
Other loans and receivables	221,754	4,175	8	12,597	733	1,304	202,937	221,754

Subtotals	9,285,456	778,144	1,384,067	1,654,677	1,837,042	1,202,568	2,428,959	9,285,456

Letters of credit loans	74,049	397	1,985	2,382	9,527	9,527	50,232	74,049
Endorsable mutual mortgage loans	196,359	1,246	6,230	7,476	29,905	29,905	121,596	196,359
Mutual loans financed mortgage bonds	-	-	-	-	-	-	-	-
Other mutual mortgage loans	1,419,811	27,329	26,749	24,947	111,375	221,979	1,007,432	1,419,811
Leasing transactions	260,883	-	1	3	81	438	260,359	260,883
Other loans and receivables	37,874	190	921	1,105	4,420	4,420	26,819	37,874

Subtotals	1,988,976	29,162	35,886	35,913	155,308	266,269	1,466,437	1,988,976

Consumer loans	1,061,996	13,277	713	21,886	334,074	376,018	316,028	1,061,996
Current account debtors	40,012	4,588	13,741	17,847	3,824	13	-	40,012
Credit card debtors	228,776	151,032	-	77,744	-	-	-	228,776
Consumer leasing transactions	21,582	2	35	75	1,897	3,134	16,440	21,582
Other loans and receivables	270,883	197,745	-	73,120	18	-	-	270,883

Subtotals	1,623,249	366,643	14,489	190,672	339,813	379,165	332,468	1,623,249

Loans and receivables to customers	12,897,681	1,173,948	1,434,441	1,881,263	2,332,163	1,848,003	4,227,864	12,897,681
Loans and receivables to banks	218,081

Total loans	13,115,762

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Balance as of December 31, 2013
	(in millions of constant Ch$ as of December 31, 2013)
Commercial loans	3,268,191	2,726,938	1,694,298	7,689,427
Foreign trade loans	394,794	60,145	4,135	459,074
Current account debtors	27,121	814	—	27,935
Factoring operations	71,214	3,305	865	75,384
Leasing transactions	38,787	246,371	526,724	811,882
Other loans and receivables	16,780	2,037	202,937	221,754

Subtotals	3,816,887	3,039,610	2,428,959	9,285,456

Letters of credit loans	4,763	19,054	50,232	74,049
Endorsable mutual mortgage loans	14,953	59,810	121,596	196,359
Mutual loans financed mortgage bonds	—	—	—	—
Other mutual mortgage loans	79,025	333,354	1,007,432	1,419,811
Leasing transactions	4	519	260,359	260,883
Other loans and receivables	2,216	8,839	26,819	37,874

Subtotals	100,962	421,577	1,466,437	1,988,976

Consumer loans	35,876	710,092	316,028	1,061,996
Current account debtors	36,175	3,837	—	40,012
Credit card debtors	228,776	—	—	228,776
Consumer leasing transactions	111	5,031	16,440	21,582
Other loans and receivables	270,865	18	—	270,883

Subtotals	571,804	718,978	332,468	1,623,249

Subtotal loans	4,489,652	4,180,165	4,227,864	12,897,681

Loans and receivables to banks				218,081

Total loans				13,115,762

The following table presents the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2013.

As of December 31, 2013
Variable rate
Ch$	1,218,888
UF	1,169,399
Ch$ indexed to US$	14,661
Foreign currency	1,383,046
Subtotal	3,785,994

Fixed rate
Ch$	1,688,264
UF	1,238,145
Ch$ indexed to US$	14,270
Foreign currency	1,681,356
Subtotal	4,622,034

Total	8,408,029

The following table sets forth an analysis of our foreign loans by type and time remaining to maturity as of December 31, 2013:

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total
	(in millions of Ch$)
Commercial loans	2,665	40,480	35,793	78,938
Foreign trade loans(*)	1,598,587	1,418,093	2,334,499	5,351,180

Total	1,601,253	1,458,573	2,370,292	5,430,118

(*)	Includes commercial, mortgage and consumer loans.

Loans by Economic Activity

The following table sets forth as of the dates indicated, an analysis of our loan portfolio before provisions based on the borrower’s principal business activity:

	Domestic Loans			Foreign Loans as of			Total Loans			Distribution percentage
	as of December 31,
	2011	2012	2013	2011	2012	2013	2011	2012	2013	2011	2012	2013
Manufacturing	510,232	569,720	499,037	10,525	247,564	332,767	520,757	817,284	831,804	7.64%	8.09%	6.45%
Mining	241,514	244,407	328,377	32,494	112,302	457,884	274,008	356,709	786,261	4.02%	3.53%	6.10%
Electricity, Gas and Water	423,276	237,908	146,316	10,473	179,737	351,301	433,749	417,645	497,617	6.37%	4.13%	3.86%
Agriculture and livestock	193,598	236,327	179,008	20,053	26,963	123,906	213,651	263,290	302,914	3.14%	2.61%	2.35%
Forestry and wood extraction	39,280	38,836	23,650	–	–	8,875	39,280	38,836	32,525	0.58%	0.38%	0.25%
Fishing	68,395	48,611	1,212	–	–	0	68,395	48,611	1,212	1.00%	0.48%	0.01%
Transport	163,843	153,111	196,092	604	50,871	165,982	164,447	203,982	362,074	2.41%	2.02%	2.81%
Communications	35,867	16,845	3,423	–	54,137	111,671	35,867	70,982	115,094	0.53%	0.70%	0.89%
Construction	598,671	865,713	854,452	848	98,660	257,438	599,519	964,373	1,111,890	8.80%	9.54%	8.62%
Commerce	450,957	519,220	434,713	3,187	395,650	1,034,412	454,144	914,870	1,469,125	6.66%	9.05%	11.39%
Services	2,041,235	2,861,452	2,695,813	137,037	228,715	980,883	2,178,272	3,090,167	3,676,696	31.97%	30.59%	28.51%
Others	233,307	223,316	70,829	–	84,795	27,415	233,307	308,111	98,244	3.42%	3.05%	0.76%
Subtotal Commercial Loans	5,000,175	6,015,466	5,432,922	215,221	1,479,394	3,852,534	5,215,396	7,494,860	9,285,456	76.53%	74.18%	71.99%

Mortgage Loans(1)	1,175,928	1,382,442	1,529,701	–	149,533	459,275	1,175,928	1,531,975	1,988,976	17.26%	15.16%	15.42%
Consumer Loans(1)	423,121	476,275	504,940	–	600,381	1,118,309	423,121	1,076,656	1,623,249	6.21%	10.66%	12.59%
Total	6,599,224	7,874,183	7,467,563	215,221	2,229,308	5,430,118	6,814,445	10,103,491	12,897,681	100.00%	100.00%	100.00%

(1)	Figures prepared according to IFRS. We have classified our loan portfolio taking into account the debtor that receives the loan.

Foreign Country Outstanding Loans

Our cross-border outstanding loans are principally trade-related. These loans include loans granted mainly to foreign financial institutions. The table below lists our total amounts outstanding to borrowers in foreign countries as of December 31 of each of the last three years. This table does not include foreign trade-related loans to Chilean borrowers.

	As of December 31
	2011	2012	2013
	(in millions of constant Ch$)
Argentina (1)	8,147	7,675	7,401
Bolivia (1)	42	-	-
Brazil (1)	30,135	45,111	39,265
Cayman Islands	32,397	23,892	8,249
China	27,247	-	-
Colombia	-	1,908,520	5,142,110
Costa Rica	-	8,621	6,478
England	-	7,188	-
Japan	-	9,545	8,548
Holland	24,771	55,999	64,366
Luxembourg	-	23,989	-
Mexico	-	39,827	81,729
Panama	52,007	-	10,490
Peru (1)	6,412	9,220	31,060
Spain	-	35,840	-
Switzerland	20,053	39,975	23,450
United States	14,009	13,906	6,972

Total	215,220	2,229,308	5,430,118

(1)	Foreign loans are mainly interbank or commercial loans.

We also maintain deposits abroad (primarily demand deposits) in foreign banks, as needed to conduct our foreign trade transactions. The table below lists the amounts of foreign deposits by country as of December 31, 2011, 2012 and 2013.

	As of December 31
	2011	2012	2013
	(in millions of constant Ch$)
Australia	40	58	81
Barbados	-	-	792
Belgium	1,548	283	147
Canada	289	385	481
China	-	3	4
Colombia	-	13	392,106
Denmark	9	12	16
France	-	86,550	21
Germany	6,698	1,326	8,664
Hong Kong	-	48	-
Italy	107	21	15
Japan	37	50,624	628
Mexico	-	15	81
Norway	40	15	5
Panama	-	-	37,297
Spain	174	337	7
Sweden	5	6	21
Switzerland	109	61	55
United Kingdom	196	1,845	758
United States	175,023	206,465	261,317
Venezuela	-	-	13
Total	184,275	348,067	702,509

Companies Credit Risk Division

The goal of the Companies Credit Risk Division is to maintain an adequate ratio of risk to return for the corporate loan portfolio, provide a balance between commercial business goals, and to maintain sound acceptance criteria. These objectives are all in accordance with our strategic objectives.

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

Credit Review Process

We perform a credit analysis of our entire commercial and retail (consumer) borrowers. Credit risk presented by our current or potential borrowers is evaluated in accordance with policies and standards which have been approved by the Board of Directors.

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

The following table shows the category of executives that were required to approve secured and unsecured commercial borrowing transactions, according to the credit risk rating of the potential borrower and the Chilean pesos amount of the total customer risk based on exchange rates in effect prior to end of December 2013:

		Risk Category
		Debtors in risk individual’s categories from A1 to A5 and debtors in risk group’s categories G1 and G2				Debtors in risk individual’s categories A6, and debtors in risk group’s categories from G3 and G8 and non-performing portfolio
		Corporate and Real Estate		Enterprises & Private Banking		Corporate and Real Estate		Enterprises & Private Banking
Committee		RD+RI	RT	RD+RI	RT	RD+RI	RT	RD+RI	RT
Executive	From	4,500+1	8,000+1	3,500+1	6,000+1	2,250+1	4,000+1	1,750+1	3,000+1
Divisional	Up to	4,500	8,000	3,500	6,000	2,250	4,000	1,750	3,000
Managers ‘A’	Up to	2,500	4,000	2,000	3,000	1,250	2,000	1,000	1,500
Managers	Up to	1,400	2,100	1,400	2,100	700	1,050	700	1,050
Level ‘C1’+‘A’	Up to	1,000	1,500	1,000	1,500	500	750	500	750
Level A	Up to	700	1,100	700	1,100	350	550	350	550
Risks	Up to	700	1,100	700	1,100	350	550	350	550
Level ‘C1’+‘B’	Up to	500	750	500	750	250	375	250	375
Sub managers	Up to	400	600	400	600	200	300	200	300
Level “B”	Up to	250	400	250	400	125	200	125	200
Level “C1”	Up to	250	400	250	400	200	300	125	200

The following table details the maximum limits of customer credit risk in Chilean pesos that executives of each category were permitted to approve prior to end of December 2013. This table applies to all potential borrowers with credit risk ratings of 1 to 5 and varies according to whether the customer credit risk is comprised of secured or unsecured obligations.

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

All transactions at the Risk Committee level or higher are reviewed by our credit risk managers. All transactions resulting in total customer credit risk in excess of the amounts that can be reviewed by the Superior Committee as shown in the above table must be authorized by the Directors Committee of our Board of Directors, the CEO and three other members of the Board of Directors.

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

2. Customers classified as C1, C2, C3, C4, C5, or C6 include clients whose loans with us have been charged off or are being administered by a specialized area.

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

As of December 31, 2013, loans classified in the C risk categories had the following allowance for loan losses:

Classification	Allowance percentage	Exposure	Allowance
		(Millions of Ch$)	(Millions of Ch$)
C1	2%	42,242	846
C2	10%	12,170	1,217
C3	25%	6,680	1,670
C4	40%	47,844	19,137
C5	65%	21,956	14,272
C6	90%	32,700	29,431
Total		163,592	66,573

As of December 31, 2012, loans classified in the C risk categories had the following allowance for loan loss requirement:

Classification	Allowance percentage	Exposure	Allowance
		(Millions of Ch$)	(Millions of Ch$)
C1	2%	21,617	432
C2	10%	7,282	728
C3	25%	7,472	1,868
C4	40%	3,515	1,406
C5	65%	22,800	14,820
C6	90%	13,941	12,547
Total		76,627	31,801

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

The profiles in the consumer loan portfolio are based on a wider range of variables than those in the commercial model and the variables are weighted and scored. In the aggregate, the sufficiency of the provision is analyzed first by the number of months coverage of historical write-offs. Should the coverage appear inadequate (either high or low or fluctuating significantly in comparison with previous months), vintage model calculations (where loss models are based on the age of the accounts as formulated by a curve which generally reaches, at an identified point in time, a stabilized loss rate) are performed to determine the appropriate allowance percentages to apply. At a minimum, vintage model analysis is performed every six months and the results of such analysis are reported to the Risk Committee.

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

Total Loans – models based on group analysis

	As of December 31, 2011
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Commercial	392,555	10,708	2.7%
Leasing commercial	29,423	484	1.6%
Factoring commercial	4,598	382	8.3%
Consumer	422,392	22,708	5.4%
Leasing consumer	729	8	1.1%
Mortgage	1,175,790	10,381	0.9%
Leasing mortgage	138	1	1.0%

	As of December 31, 2012
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Commercial	519,565	15,175	2.9%
Leasing commercial	31,519	374	1.2%
Factoring commercial	5,825	223	3.8%
Consumer	1,075,874	24,066	2.2%
Leasing consumer	782	5	0.6%
Mortgage	1,531,914	6,486	0.4%
Leasing mortgage	61	3	4.9%

	As of December 31, 2013
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Commercial	648,247	12,195	1.9%
Leasing commercial	100,151	340	0.3%
Factoring commercial	7,698	183	2.4%
Consumer	1,601,667	27,572	1.7%
Leasing consumer	21,582	145	0.7%
Mortgage	1,728,093	6,230	0.4%
Leasing mortgage	260,883	738	0.3%

Consumer Loans – models based on group analysis

	As of December 31, 2011
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Credit cards	55,277	1,512	2.7%
Lines of credit	25,453	573	2.3%
Others revolving	43	5	10.6%
Installment Consumer loans	243,793	9,173	3.8%
Student loans	18,268	423	2.3%
Salary discount loans	29,377	1,335	4.5%
Renegotiation	50,022	9,625	19.2%
Others	159	62	39.0%

	As of December 31, 2012
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Credit cards	156,939	2,905	1.9%
Lines of credit	29,398	780	2.7%
Others revolving	27	2	7.6%
Installment Consumer loans	803,718	10,538	1.3%
Student loans	13,705	212	1.5%
Salary discount loans	13,093	642	4.9%
Renegotiation	58,802	8,908	15.1%
Others	192	79	41.2%

	As of December 31, 2013
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Credit cards	228,776	2,495	1.1%
Lines of credit	40,012	1,074	2.7%
Others revolving	4,322	105	2.4%
Installment Consumer loans	791,692	7,688	1.0%
Student loans	9,971	127	1.3%
Salary discount loans	442,364	7,788	1.8%
Renegotiation	82,483	8,048	9.8%
Others	2,047	246	12.0%

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

Models based on collective analysis for consumer loans and mortgage loans (Retail Banking)

Retail Credit Risk Division

Our Retail Credit Risk Division is responsible for the whole credit cycle management of three business units: Banco Condell (Low income segment (C3-D)), which primarily originates consumer loans, credit cards and a few mortgage loans, SMU Corp (Private Label Credit Card, mainly for our low income segment C3-D) and Retail Banking for higher income segments (our medium-high income segments (ABC1-C2)), which is primarily unsecured lending, consumer loans, revolving lines of credit, credit cards and mortgage loans.

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

Credit Initiation

We strive to have in place a high quality underwriting process. An excellence in our credit decision-making process means healthy portfolios with very low early delinquency incident rates and profitable asset portfolios. Our credit initiation process consists of:

•

Credit Initiation Tools.  Credit scoring, credit bureau information (60 months of positive and negative information) check lists to support our credit analysis (a five step process), credit policies and daily training.

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

Analysis of our Loan Classification

The following tables provide statistical data regarding the classification of our loans as of the end of each of the five years, applying the classification explained in prior pages:

2009
	Individual Portfolio						Group Portfolio

	A1	A2	A3	B1	B2	B3	C	Impaired	Total	Normal	Impaired	Total	General Total

	(in millions of Ch$)
Loans and receivables to banks	72,636	9,524	4,066	-	-	-	-	-	86,226	-	-	-	86,226
Loans and receivables to customers
Commercial loans
General commercial loans	9,005	24,269	1,301,811	891,532	503,887	-	-	115,919	2,846,023	248,326	49,867	298,193	3,144,216
Foreign trade loans	-	-	57,910	47,411	45,758	-	-	68,736	219,815	12,603	1,059	13,662	233,477
Lines of credit and overdrafts	-	-	1,724	5,879	11,431	-	-	1,466	20,500	25,831	1,990	27,821	48,321
Factored receivables	-	-	-	-	-	-	-	-	-	50,034	3,514	53,548	53,548
Leasing contracts	-	22,435	27,013	82,705	103,085	-	-	23,554	258,792	29,733	7,332	37,065	295,857
Other outstanding loan	-	-	157	114	210	-	-	18	499	853	99	952	1,451

Subtotal commercial loans	9,005	46,704	1,388,615	1,027,641	664,371	-	-	209,293	3,345,629	367,380	63,861	431,241	3,776,870
Consumer loans	-	-	-	-	-	-	-	-	-	399,344	28,707	428,051	428,051
Mortgage loans	-	-	-	-	-	-	-	-	-	778,143	28,592	806,735	806,735

Total loans and receivables to customers	9,005	46,704	1,388,615	1,027,641	664,371	-	-	209,293	3,345,629	1,544,867	121,160	1,666,027	5,011,656
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-	-

2010
	Individual Portfolio							Group Portfolio

	A1	A2	A3	B1	B2	B3	C	Impaired	Total	Normal	Impaired	Total	General Total

	(in millions of Ch$)
Loans and receivables to banks	8,604	-	41,920	12,857	777	-	-	29	64,187	-	-	-	64,187
Loans and receivables to customers
Commercial loans
General commercial loans	76,742	38,027	1,239,111	897,967	727,483	-	-	115,575	3,094,905	205,482	67,104	272,586	3,367,491
Foreign trade loans	-	-	48,093	72,944	69,549	-	-	51,998	242,584	17,063	1,329	18,392	260,976
Lines of credit and overdrafts	-	-	1,044	5,691	17,652	-	-	1,133	25,520	21,069	5,773	26,842	52,362
Factored receivables	461	-	16,871	9,360	32,156	-	-	1,615	60,463	4,354	1,799	6,153	66,616
Leasing contracts	-	22,349	18,569	61,219	117,040	-	-	30,495	249,672	20,174	10,689	30,863	280,535
Other outstanding loan	-	-	73	40	267	-	-	12	392	833	36	869	1,261

Subtotal commercial loans	77,203	60,376	1,323,761	1,047,221	964,147	-	-	200,828	3,673,536	268,975	86,730	355,705	4,029,241
Consumer loans	-	-	-	-	-	-	-	-	-	381,235	26,080	407,315	407,315
Mortgage loans	-	-	-	-	-	-	-	-	-	999,636	33,033	1,032,639	1,032,639

Total loans and receivables to customers	77,203	60,376	1,323,761	1,047,221	964,147	-	-	200,828	3,673,536	1,649,846	145,813	1,795,659	5,469,195
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-	-

2011
	Individual Portfolio

	Normal Portfolio									Impaired Portfolio

	A1	A2	A3	A4	A5	A6	B1	B2	Total	B3	B4	C1	C2	C3	C4	C5	C6	Total	Total

	(in millions of Ch$)
Loans and receivables to banks	200,028	36,851	67,701	42	-	-	-	-	304,622	-	-	-	-	-	-	-	-	-	304,622
Loans and receivables to customers
Commercial loans
General commercial loans	236,229	1,002,989	1,227,123	1,039,390	439,597	9,011	14,203	4,594	3,973,136	2,554	619	27,711	7,153	7,467	9,679	11,747	6,244	73,174	4,036,310
Foreign trade loans	-	53,245	93,925	144,847	36,568	7,432	357	-	336,374	-	-	2,857	990	18,618	15,907	3,749	69	42,190	378,564
Current account debtors	-	1,299	5,526	245	1,066	1	49	4	8,190	-	-	72	43	-	-	9	11	135	8,325
Factored receivables	-	8,755	28,677	36,988	15,308	290	54	-	90,072	95	129	105	-	-	-	27	-	356	90,428
Leasing contracts	-	11,495	16,698	106,405	89,018	592	2,439	-	226,647	-	-	27,010	6,142	979	1,099	2,015	410	37,655	264,302
Other outstanding loan	-	171	42	519	125	12	-	2	871	1	-	1	7	-	5	4	4	22	893

Subtotal commercial loans	236,229	1,077,954	1,371,991	1,328,394	581,682	17,338	17,102	4,600	4,635,290	2,650	748	57,756	14,335	27,064	26,690	17,551	6,738	153,532	4,788,822
Consumer loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mortgage loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Total loans and receivables to customers	236,229	1,077,954	1,371,991	1,328,394	581,682	17,338	17,102	4,600	4,635,290	2,650	748	57,756	14,335	27,064	26,690	17,551	6,738	153,532	4,788,822
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

2011
	Group Portfolio
	Normal Portfolio	Impaired Portfolio	Total	General Total
	(in millions of Ch$)
Loans and receivables to banks	-	-	-	304,622
Loans and receivables to customers
Commercial loans
General commercial loans	231,295	68,126	299,421	4,345,731
Foreign trade loans	8,151	2,266	10,417	388,981
Current account debtors	4,008	1,166	5,174	13,499
Factored receivables	2,647	1,951	4,598	95,026
Leasing contracts	19,428	9,996	29,424	293,726
Other outstanding loan	77,281	259	77,540	78,433

Subtotal commercial loans	342,810	83,764	426,574	5,215,396
Consumer loans	398,365	24,756	423,121	423,121
Mortgage loans	1,141,396	34,532	1,175,928	1,175,928
Total loans and receivables to customers	1,882,571	143,053	2,025,624	6,814,446

Financial investments	-	-	-	-

2012
	Individual Portfolio

	Normal Portfolio									Impaired Portfolio

	A1	A2	A3	A4	A5	A6	B1	B2	Total	B3	B4	C1	C2	C3	C4	C5	C6	Total	Total

	(in millions of Ch$)
Loans and receivables to banks	463,159	9,080	10,310	-	-	-	-	-	482,549	-	-	-	-	-	-	-	-	-	482,549
Loans and receivables to customers
Commercial loans
General commercial loans	127,381	1,068,995	1,548,114	1,967,759	911,992	36,551	61,696	22,809	5,745,297	4,625	16,253	16,160	6,215	7,069	2,553	13,991	11,312	78,178	5,823,475
Foreign trade loans	-	18,758	162,015	132,106	39,748	20,515	23,009	2,856	399,007	-	8,737	347	91	-	-	8,216	645	18,036	417,043
Lines of credit and overdrafts	-	492	6,336	11,285	2,530	126	100	44	20,913	10	97	13	6	-	-	-	60	186	21,099
Factored receivables	-	-	19,817	36,031	23,673	1,505	415	35	81,476	29	76	101	-	-	-	-	116	322	81,798
Leasing contracts	-	5,455	19,130	123,453	111,864	10,336	20,683	218	291,139	1,124	8,505	4,582	958	402	912	534	1,619	18,636	309,775
Other outstanding loan	-	234	358	2,026	392	51	16	2	3,079	3	96	414	13	-	51	59	190	826	3,905

Subtotal commercial loans	127,381	1,093,934	1,755,770	2,272,660	1,090,199	69,084	105,919	25,964	6,540,911	5,791	33,764	21,617	7,283	7,471	3,516	22,800	13,942	116,184	6,657,095
Consumer loans	-	-	-	-	-	-	-	-	-	-		-		-	-	-	-	-	-
Mortgage loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Total loans and receivables to customers	127,381	1,093,934	1,755,770	2,272,660	1,090,199	69,084	105,919	25,964	6,540,911	5,791	33,764	21,617	7,283	7,471	3,516	22,800	13,942	116,184	6,657,095
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

2012
	Group Portfolio
	Normal Portfolio	Impaired Portfolio	Total	General Total

	(in millions of Ch$)
Loans and receivable to banks	-	-	-	482,549
Loans and receivable to customers
Commercial loans
General commercial loans
Foreign trade loans	591,842	37,859	629,701	6,453,176
Lines of credit and overdrafts	7,524	257	7,781	424,824
Factored receivables	7,885	261	8,146	29,245
Leasing contracts	5,631	193	5,824	87,622
Other outstanding loan	30,208	1,311	31,519	341,294
	154,508	286	154,794	158,699

Subtotal commercial loans	797,598	40,167	837,765	7,494,860
Consumer loans	1,043,027	33,629	1,076,656	1,076,656
Mortgage loans	1,499,243	32,732	1,531,975	1,531.975

Total loans and receivable to customers	3,339,868	106,528	3,446,396	10,103,491
Financial investments	-	-	-	-

2013
	Individual Portfolio
	Normal Portfolio									Impaired Portfolio

	A1	A2	A3	A4	A5	A6	B1	B2	Total	B3	B4	C1	C2	C3	C4	C5	C6	Total	Total

	(in millions of Ch$)
Loans and receivable to banks	140,017	30,469	47,595	-	-	-	-	-	218,081	-	-	-	-	-	-	-	-	-	218,081
Loans and receivable to customers
Commercial loans
General commercial loans	190,904	1,309,328	2,544,546	2,158,738	613,593	39,635	188,112	32,091	7,076,947	42,356	41,650	33,615	9,348	3,005	27,266	9,597	30,450	197,287	7,274.234
Foreign trade loans	14,671	141,600	159,657	63,862	21,765	-	12,900	2,737	417,192	-	1,383	1,259	326	-	18,532	9,157	848	31,505	448,697
Lines of credit and overdrafts	1	1,592	4,833	7,530	1,629	154	201	33	15,973	97	165	153	4	-	14	17	116	566	16,539
Factored receivables	-	1,501	32,596	31,539	1,160	-	718	-	67,514	-	-	-	-	-	-	-	172	172	67,686
Leasing contracts	1,031	11,664	146,350	339,226	139,767	8,497	29,465	3,752	679,752	2,899	10,228	6,815	2,488	3,638	2,022	3,100	789	31,979	711,731
Other outstanding loan	1	277	2,692	4,660	1,594	49	205	43	9,521	13	78	400	4	37	10	85	325	952	10,473

Subtotal commercial loans	206,608	1,465,962	2,890,674	2,605,555	779,508	48,335	231,601	38,656	8,266,899	45,365	53,504	42,242	12,170	6,680	47,844	21,956	32,700	262,461	8,529,360
Consumer loans	-	-	-	-	-	-	-	-	-	-		-		-	-	-	-	-	-
Mortgage loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Total loans and receivable to customers	206,608	1,465,962	2,890,674	2,605,555	779,508	48,335	231,601	38,656	8,266,899	45,365	53,504	42,242	12,170	6,680	47,844	21,956	32,700	262.461	8,529,360
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

2013
	Group Portfolio
	Normal Portfolio	Impaired Portfolio	Total	General Total

	(in millions of Ch$)
Loans and receivable to banks	-	-	-	218,081
Loans and receivable to customers
Commercial loans
General commercial loans
Foreign trade loans	370,663	44,530	415,193	7,689,427
Lines of credit and overdrafts	10,050	327	10,377	459,074
Factored receivables	10,952	444	11,396	27,935
Leasing contracts	7,588	110	7,698	75,384
Other outstanding loan	94,132	6,019	100,151	811,882
	210,801	480	211,281	221,754

Subtotal commercial loans	704,186	51,910	756,096	9,285,456
Consumer loans	1,579,321	43,928	1,623,249	1,623.249
Mortgage loans	1,954,173	34,803	1,988,976	1,988,976

Total loans and receivable to customers	4,237,680	130,641	4,368,321	12,897,681
Financial investments	-	-	-	-

The following table sets forth our allowances for loan losses:

	As of December 31,
	2011	2012	2013
	(in millions of Ch$ except for percentages)
Required allowances	102,500	109,601	126,039
Voluntary allowances	-	-	-
Total allowances for loan losses	102,500	109,601	126,039
Total loan allowances as a percentage of total loans	1.5%	1.1%	1.0%
Total loans	6,814,445	10,103,491	12,897,681

Classification of Loan Portfolio Based on the Customer’s Payment Performance

The following tables set forth the amounts that are current as to payments of principal and interest and the amounts that are overdue under IFRS, as of the dates indicated:

Domestic Loans

	As of December 31,
	2009	2010	2011	2012	2013
	(in millions of Ch$)
Current	4,892,417	5,290,096	6,532,592	7,786,077	7,379,542
Overdue 1-29 days	7,087	7,832	9,046	31,530	38,531
Overdue 30-89 days	9,512	8,190	11,207	13,622	13,092
Overdue 90 days or more (“past due”)	41,672	46,851	46,379	42,954	36,396
Total loans	4,950,688	5,352,969	6,599,224	7,874,183	7,467,563

Foreign Loans

	As of December 31,
	2009	2010	2011	2012	2013
	(in millions of Ch$)
Current	60,968	116,226	215,221	2,209,789	5,353,411
Overdue 1-29 days	-	-	-	9,486	39,349
Overdue 30-89 days	-	-	-	1,715	9,664
Overdue 90 days or more (“past due”)	-	-	-	8,318	27,694
Total loans	60,968	116,226	215,221	2,229,308	5,430,118

Total Loans

	As of December 31,
	2009	2010	2011	2012	2013
	(in millions of Ch$, except for percentages)
Current	4,953,385	5,406,322	6,747,813	9,995,866	12,732,953
Overdue 1-29 days	7,087	7,832	9,046	41,016	77,880
Overdue 30-89 days	9,512	8,190	11,207	15,337	22,757
Overdue 90 days or more (“past due”)	41,672	46,851	46,379	51,272	64,091
Total loans	5,011,656	5,469,195	6,814,445	10,103,491	12,897,681
Overdue loans expressed as a percentage of total loans	1.2%	1.1%	1.0%	1.1%	1.3%
Past due loans as a percentage of total loans	0.8%	0.9%	0.7%	0.5%	0.5%

(1)	Past due loans include all installments and lines of credit more than 90 days overdue. Does not include the aggregate principal amount of such loans.
(2)	Overdue loans consist of all non-current loans (loans to customers).

Analysis of Impaired Loans and Amounts Past Due

The following tables analyze our impaired loans and past due loans and the allowances for loan losses existing as of the dates indicated:

	As of December 31,
	2009	2010	2011	2012	2013
	(in millions of Ch$ except for percentages)
Total loans (excludes interbank loans)	5,011,656	5,469,195	6,814,445	10,103,491	12,897,681
Impaired loans(1)	330,453	346,641	296,584	222,712	393,102
Allowance for loan losses	99,264	104,215	102,500	109,601	126,039
Impaired loans as a percentage of total loans	6.6%	6.3%	4.4%	2.2%	3.0%

Amounts past due (2)	41,672	46,851	46,379	51,272	64,091
To the extent secured(3)	25,934	22,773	18,849	31,324	27,294
To the extent unsecured	15,738	24,078	27,530	19,948	36,797

Amounts past due as a percentage of
Total loans	0.8%	0.9%	0.7%	0.5%	0.5%
To the extent secured (3)	0.5%	0.4%	0.3%	0.3%	0.2%
To the extent unsecured	0.3%	0.4%	0.4%	0.2%	0.3%

Non-performing loans(4)	93,751	111,421	107,978	117,937	141,667
Non-performing loans as a percentage of total loans	1.9%	2.0%	1.6%	1.2%	1.1%

Allowance for loans losses as a percentage of:
Total loans	2.0%	1.9%	1.5%	1.1%	1.0%
Total impaired loans	30.0%	30.1%	34.6%	49.2%	32.1%
Total amounts past due	238.2%	222.4%	221.0%	213.8%	196.7%
Total amounts past due-unsecured	630.7%	432.8%	372.3%	549.4%	342.5%

(1)	Impaired loans include those loans on which there is objective evidence that debtors will not meet some of their contractual payment obligations.
(2)	Past due loans include all installments and lines of credit more than 90 days overdue. Does not include the aggregate principal amount of such loans.
(3)

Security generally consists of mortgages on real estate (i.e., urban and rural properties, agricultural lands, maritime vessels and aircraft, mineral rights and other assets) and liens (i.e., inventories, agricultural goods, industrial goods, plantations and other property pledged as security).

(4)	Non-performing loans include the principal and accrued interest on any loan with one installment more than 90 days overdue.

The following table provides further information on our past due loans:

	As of December 31,
	2009	2010	2011	2012	2013
	(in millions of Ch$)
Overdue 90 days or more (“Past Due”)	41,672	46,851	46,379	51,272	64,091
Domestic Loans	41,672	46,851	46,379	42,954	36,396
Foreign Loans	-	-	-	8,318	27,695
Total Loans Past Due	41,672	46,851	46,379	51,272	64,091
Amounts Past Due (1)
To the extent secured (2)	25,934	22,773	18,849	31,324	27,294
To the extent unsecured	15,738	24,078	27,530	19,948	36,797

As of December 31, 2013	Between 90- 180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Loans and receivables to customers
Commercial Loans	15,934	9,938	11,935	14,229	52,035
Mortgages Loans	1,246	204	671	2,494	4,614
Consumer Loans	7,442	-	-	-	7,442
Total	24,621	10,141	12,606	16,723	64,091

As of December 31, 2012	Between 90- 180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Loans and receivables to customers
Commercial Loans	9,064	7,756	6,475	18,496	41,791
Mortgages Loans	1,802	221	455	2,542	5,020
Consumer Loans	4,461	-	-	-	4,461
Total	15,327	7,977	6,930	21,038	51,272

As of December 31, 2011	Between 90- 180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Loans and receivables to customers
Commercial Loans	10,584	3,560	5,715	18,467	38,326
Mortgages Loans	4,741	199	289	745	5,974
Consumer Loans	2,079	-	-	-	2,079
Total	17,404	3,759	6,003	19,213	46,379

As of December 31, 2010	Between 90- 180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Loans and receivables to customers
Commercial Loans	6,147	1,930	11,703	17,853	37,633
Mortgages Loans	1,446	321	457	4,487	6,711
Consumer Loans	2,507	-	-	-	2,507
Total	10,100	2,251	12,160	22,340	46,851

As of December 31, 2009	Between 90- 180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Loans and receivables to customers
Commercial Loans	6,090	3,895	6,834	14,566	31,385
Mortgages Loans	1,560	243	688	4,545	7,036
Consumer Loans	3,251	-	-	-	3,251
Total	10,901	4,138	7,522	19,111	41,672

(1)

Interest income and expense are recorded on an accrual basis using the effective interest method. However, we cease accruing interest when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default.

(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowances for Loan Losses

The following table analyzes our provisions for loan losses charged to income and changes in the allowances attributable to write-offs, allowances released, recoveries, allowances on loans acquired:

	As of December 31,
	2009	2010	2011	2012	2013
	(in millions of Ch$ except for percentages)
Allowances for loan losses at beginning of period	75,487	99,264	104,215	102,500	109,601
Allowances on acquired loans
Charge-offs	(60,772)	(61,926)	(54,434)	(59,619)	(107,558)
Provisions established	104,318	93,145	94,170	119,467	331,009
Provisions released (1)	(19,769)	(26,268)	(41,451)	(52,682)	(211,438)
Acquisition of Helm Bank and Affiliates	-	-	-	-	-
Debt Exchange	-	-	-	-	(4,565)
Exchange rate difference (2)	-	-	-	(65)	8,990

Allowances for loan losses at end of period	99,264	104,215	102,500	109,601	126,039

Ratio of charge-offs to average loans	1.3%	1.2%	0.9%	0.6%	0.9%
Allowances for loan losses at end of period as a percentage of total loans	2.0%	1.9%	1.5%	1.1%	1.0%
Allowances for loan losses at end of period	99,264	104,215	102,500	109,601	126,039

(1)

Represents the aggregate amount of provisions for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.

(2)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant Chilean pesos as of December 31, 2013.

Our policy with respect to write-offs1 is as disclosed in Note 1 to our financial statement included herein. The following table shows the write-offs breakdown by loan category:

	As of December 31,
	2009	2010	2011	2012	2013
	(in millions of Ch$)
Consumer loans	51,412	45,645	31,676	38,764	62,296
Mortgage loans	524	537	1,782	3,907	2,831
Commercial loans	8,836	15,744	20,976	16,948	42,431

Total	60,772	61,926	54,434	59,619	107,558

The following table shows loan loss recoveries by loan category for the periods indicated:

	As of December 31,
	2009	2010	2011	2012	2013
	(in millions of Ch$)
Bank debt	–	–	19	–	–
Consumer loans	11,329	11,893	9,598	10,014	10,803
Mortgage loans	111	90	574	1,039	1,627
Commercial loans	1,776	2,726	1,787	3,824	5,037

Total	13,216	14,709	11,978	14,877	17,467

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

Allocation of Allowances for Loan Losses

The following tables set forth, as of December 31 for each of the last three years, the proportions of our required minimum allowances for loan losses that were attributable to our commercial, consumer and mortgage loans as of each such date. Under IFRS, the fair value of a loan portfolio acquired should be shown as recorded upon acquisition under IFRS 3, business combination.

	As of December 31, 2013
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans(1)	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)
Commercial loans	91,354	1.0%	0.7%	70.8%
Consumer loans	27,717	1.7%	0.2%	12.4%
Residential mortgage loans	6,968	0.4%	0.1%	15.2%
Loans and receivables to banks	137	0.1%	–	1.7%
Total allocated allowances	126,176	1.0%	1.0%	100.0%

	As of December 31, 2012
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans(1)	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)
Commercial loans	79,041	1.1%	0.7%	70.8%
Consumer loans	24,071	2.2%	0.2%	10.2%
Residential mortgage loans	6,489	0.4%	0.1%	14.5%
Loans and receivables to banks	178	0.0%	0.0%	4.6%
Total allocated allowances	109,779	1.0%	1.0%	100.0%

	As of December 31, 2011
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans(1)	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)
Commercial loans	69,401	1.3%	1.0%	73.3%
Consumer loans	22,716	5.4%	0.3%	5.9%
Residential mortgage loans	10,383	0.9%	0.1%	16.5%
Loans and receivables to banks	524	0.2%	0.0%	4.3%
Total allocated allowances	103,024	1.4%	1.4%	100.0%

(1)	Based on our loan classification, for the purpose of determining the allowance for loan losses.

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2011, 2012 and 2013.

	As of December 31,
	2011	2012	2013
	(in millions of Ch$)
Checking accounts	467,506	839,588	1,468,622
Other demand liabilities	206,554	273,087	1,982,761
Savings accounts	8,707	390,570	32,630
Time deposits	4,806,608	7,248,774	7,273,216
Other commitments	17,723	43,331	31,857

Total	5,507,098	8,795,350	10,789,086

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2013, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the CPI.

	As of December 31, 2013
	Ch$	UF	Foreign Currency	Total
	(in millions of constant Ch$, except for percentages)
Demand deposits	18.38%	2.97%	45.57%	32.28%
Savings accounts	–	2.06	0.43	0.30
Time deposits:
Maturing within 3 months	66.39	33.64	27.81	44.65
Maturing after 3 but within 6 months	11.21	33.76	6.96	9.78
Maturing after 6 but within 12 months	2.92	11.15	10.70	7.36
Maturing after 12 months	1.10	16.42	8.53	5.62

Total time deposits	81.62	94.97	54.01	67.41

Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2013.

	As of December 31, 2013
	Ch$	UF	Foreign Currency	Total
	(in millions of constant Ch$)
Maturing within 3 months	2,579,723	122,496	1,654,924	4,357,143
Maturing after 3 but within 6 months	516,578	132,537	338,608	987,722
Maturing after 6 but within 12 months	131,490	43,644	650,271	825,405
Maturing after 12 months	51,261	64,983	483,939	600,183

Total time deposits	3,279,052	363,660	3,127,741	6,770,454

Minimum Capital Requirements

As of December 31, 2011, 2012 and 2013 the table sets forth our minimum capital requirements set as follows:

	As of December 31,
	2011	2012	2013
	(in millions of constant Ch$ except for percentages)
Net capital base	739,793	941,945	1,411,341
3% total assets net of provisions	(298,327)	(446,373)	(567,929)

Excess over minimum required equity	441,466	495,572	843,413

Net capital base as a percentage of the total assets, net of provisions	7.44%	6.33%	7.30%

Effective net equity	1,118,908	1,270,202	1,991,289
8% of the risk-weighted assets	(611,482)	(919,553)	(1,204,683)

Excess over minimum required equity	507,426	350,649	786,606

Effective equity as a percentage of the risk-weighted assets	14.64%	11.05%	13.22%

Short-term Borrowings

Our short-term borrowings (other than deposits and other obligations) totaled Ch$314,603 million, Ch$798,728 million and Ch$973,833 million as of December 31, 2011, 2012 and 2013, respectively, in accordance with IFRS.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements. The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each such period by type of short-term borrowing.

	As of and for the Year Ended December 31,
	2011		2012		2013
	Year End Balance	Weighted Average Nominal Interest Rate	Year End Balance	Weighted Average Nominal Interest Rate	Year End Balance	Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ except for percentages)
Investments under repurchase agreements	70,014	1.45%	124,597	0.36%	342,445	0.43%
Central Bank borrowings	60,535	0.38%	133,124	0.15%	–	–
Domestic interbank loans	511	–	–	–	–	–
Borrowings under foreign trade credit lines	183,543	1.96%	541,007	0.51%	631,388	0.60%
Total short-term borrowings	314,603	1.54%	798,728	0.43%	973,833	0.54%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	As of and for the Year Ended December 31,
	2011		2012		2013
	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate
	(in millions of Ch$ except for percentages)
Investments under repurchase agreements	154,371	0.66%	327,641	0.14%	247,148	0.55%
Central Bank borrowing	9,278	2.51%	16,652	1.18%	21,870	5.01%
Domestic interbank loans	12,450	–	3,167	–	728	–
Subtotal	176,100		347,460		269,746	–
Borrowings under foreign trade credit lines	172,047	2.09%	504,009	0.55%	537,236	0.57%

Total short-term borrowings	348,147	2.05%	851,468	0.80%	806,982	0.68%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2011 Month-End Balance	Maximum 2012 Month-End Balance	Maximum 2013 Month-End Balance
	(in millions of constant Ch$)
Investments under repurchase agreements	138,212	133,124	408,760
Central Bank borrowings	267,595	721,251	133,583
Domestic interbank loans	114,512	1,433	1,550
Borrowings under foreign trade credit lines	663,115	1,001,936	776,559
Other obligations	23,767	20,742	17,583

C.	ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our principal subsidiaries, as of the date of this Annual Report.

For more information about the services our subsidiaries and our New York Branch provide see “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Financial Services Offered Through Subsidiaries”.

D.	PROPERTY

Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile since 2007. As of December 31, 2013, we owned 36 of the 295 properties where our branches were located. The remaining 259 branch locations were leased. Total branch space as of December 31, 2013 was approximately 94,465 square meters (1,016,812.8 square feet). Our branches are located throughout Chile, including the Santiago metropolitan region, and Colombia, including in the cities of Bogotá, Medellín, Cali, Bucaramanga and Barranquilla.

ITEM 4A.            UNRESOLVED STAFF COMMENTS

None.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements, together with the notes thereto, included elsewhere in this Annual Report, and in conjunction with the information included under “Item 3A. Selected Financial Data” and “Item 4B. Business Overview – Selected Statistical Information”. Our consolidated annual financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 have been prepared in accordance with IFRS. Our consolidated results of operations for years ended December 31, 2011 and 2012 are not comparable because of the consolidation of CorpBanca Colombia and CIT Colombia as a result of our acquisition of these companies in 2012. Our consolidated results of operations for periods years ended December 31, 2012 and 2013 are not comparable because of the consolidation of Helm Bank as a result of the Helm Bank Acquisition in 2013. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Information” and “Item 3D. Risk Factors.”

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

Income from service fees

We earn income from service fees related to checking accounts, loans, mutual funds, credit cards and other financial services.

Other operating income

We earn income relating to changes in the fair value of our securities portfolio, other trading activities and foreign exchange transactions.

Expenses

We have three main sources of expenses, which include both cash and non-cash items:

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

Other operating expenses

We incur expenses relating to salaries and benefits, administrative expenses and other non-interest expenses.

THE ECONOMY

Primary Markets in which we Operate

A majority of our investments are located in Chile and Colombia. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile and Colombia.

Developments in the Chilean economy

Chile experienced profound economic reforms during the 1970s and 1980s. The Chilean economy grew at rates averaging more than 7% per annum from 1985 until the onset of the Asian economic crisis in 1997. The average rate of growth from 1998 to 2006 decreased to 3.6%, with a period of higher growth in 2007 with a rate of 5.1%. In 2008, this rate slowed to 3.5% as a worldwide recession hit many developed nations. The 2008 global financial crisis and the ensuing liquidity crisis and fear of further bank failures unleashed an accelerated reduction in indebtedness within the global financial system, with massive liquidations of assets and costly attempts to recapitalize banks, both in the United States and Europe.

Chile began to experience the impact of these negative global conditions towards the end of 2008, principally in the form of write-downs of local assets, a deceleration in the margin of some activity indicators and a moderation in the strong inflationary pressure felt during the first three quarters of 2008. First, the global fall in demand for riskier financial assets was reflected internally in a decrease in the value of local assets (more than 20% if measured in local currency) and the depreciation of the Chilean peso with respect to the U.S. dollar (also approximately 20%). During the second half of 2008, the local economy performed worse overall than in the first half of the year, driven by the deceleration of non-tradable goods sectors (construction, commerce and services), which were not offset by positive performances in the energy sector, explained by greater availability of water for generating electricity, and the telecommunications sector, because of increases in broadband access. According to the Central Bank of Chile, copper prices increased from US$1.40 to US$3.30 as of December 31, 2008 and 2009, respectively. The high copper prices in prior years and the ability of the government to save these revenues produced significant solvency in external accounts, playing an important role for the funding of future fiscal stimulus packages.

The first three quarters of 2008 were characterized by significant absorption of external inflation, which caused domestic prices to rise. This resulted in high local inflation figures that, as of October 2008, showed a nearly 10% variation over the prior twelve months, far exceeding the goal of 3% established by local monetary authorities (as of December 2008, inflation reached 7.1%). In this highly inflationary environment, the Central Bank of Chile decided to act by successively increasing the monetary policy rate during the year. Thus, the monetary rate that began the year at 6% reached approximately 8.3% by September 2008 and closed the year at the same level. Nevertheless, at year-end, the international value of some energy-related commodities dropped, which lowered inflation for the last quarter, with 2008 accumulated inflation of approximately 7.1%, significantly lower than previously forecasted figures.

During 2009, the Chilean economy suffered its worst contraction in the last 30 years, as a result of the impact of the global crisis that originated in developed countries and spread to emerging economies. As a result, the local economy significantly contracted, which was influenced by the deterioration of the industrial, mining and commercial sectors. The global crisis put severe stress on financial markets around the world with the ability to obtain credit being adversely affected, thereby stifling the productive capacity of many countries around the world. In particular, the leading commercial regions (US, the European Union and Japan) suffered the worst economic downturn in decades.

During the third quarter of 2009, the global economy began on a path towards recovery, particularly in developed economies with large industrial sectors. Asian countries, such as China, and some South American countries began to exhibit fast growth rates in manufacturing production. This growth in manufacturing production reversed the course of a decrease in the volume of commercial goods produced around the world. However, the growth in the third quarter of 2009 was in large part the result of specific stimulus packages initiated by governments around the world, whereby governments heavily increased their spending to compensate for the shrinking demand in the private sector. Nevertheless, the more developed economies experienced a seemingly stable recovery due to the lingering influence of uncertainty in the financial markets. As a result, the labor markets in several countries suffered and many consumption-based economies began some form of debt reduction processes.

During 2009, the Chilean GDP decreased by 1.7%, which was the worst decrease in GDP since the 1980’s. In Chile, the labor market was the sector that was impacted the most, with the unemployment rate reported to have reached a peak of 10.8% in the third quarter of 2009. As a result of a fall in the price of goods and the appreciation of the U.S. dollar, Chile experienced deflation for the first time in 74 years (at a rate of (1.4%)). As a result, the Central Bank of Chile’s monetary rate reached a historic low of 0.5%, which remained as such throughout 2009. In addition, the Central Bank of Chile adopted non-traditional monetary policies such as establishing a liquidity fund for banks to utilize to finance plant maintenance programs. Towards the end of 2009, the weakening of the U.S. dollar and the stable rise in the price of copper helped appreciate the Chilean peso.

During 2010, Chile experienced a notable economic recovery. After the 1.7% decrease in GDP during 2009, the Chilean economy grew by 5.2% in 2010 and domestic demand increased by 13.6% in 2010. The unemployment rate returned to pre-crisis levels and the inflation rate decreased to 3% at year end. The Chilean peso appreciated 7.8% against the U.S. Dollar as a result of the improvement of the Chilean economy and the rise in the price of copper. A 47% increase in the price of copper during 2010 was the main factor in Chile’s economic growth and the appreciation in the value of the Chilean peso. In line with the recovery of economic activity and employment, a strong credit recovery was observed throughout 2010. The recovery of conditions for extending credit, as shown in the surveys conducted by the Central Bank of Chile, contributed to this strong performance. According to the Central Bank of Chile’s national accounts, investment played a key role in this positive economic development, with investment growth of 12.2% in 2010. The Chilean government ended 2010 with a moderate surplus as a result of increased revenue (particularly from taxes on copper) and lower spending than budgeted (about 4% instead of 9%).

During 2011, the Chilean real GDP grew by 6%, internal demand increased 9.3%, private investment increased 15.7%, and private consumption increased 9%. The increase in real GDP was greater than projected by market consensus. Unemployment also decreased, from 8.3% in 2010 to 7.2% in 2011. Part of this growth can be explained by the strong rebound in economic activity compared to a weaker first half of 2010 that was negatively affected by the February 2010 earthquake and tsunami. The growth in the Chilean economy during 2011 was highlighted by a strong contribution from construction, retail and other service industry sectors. Nevertheless, the industrial products and mining industries continued to experience anemic growth due to their dependence on external factors. Yet, in 2011, Chile experienced an increase in the local mining industry with major investment projects in the north of Chile. According to the Central Bank of Chile’s national accounts, investment played a key role in this positive economic development, with investment growth of 17.6% in 2011.

During 2012, the Chilean real GDP grew by 5.6%, internal demand increased 7.1%, private investment increased 12.3%, and private consumption increased 6.1%. The increase in real GDP was greater than projected by market consensus. Unemployment also decreased, from 7.2% in 2011 to 6.5% in 2012. According to the Central Bank of Chile’s national accounts, investment played a key role in this positive economic development, with investment growth of 12.3% in 2012. Current international economic conditions have affected the Chilean economy. For example, the Chilean economy is experiencing decreases of its exports, especially to Europe, which has seen on average a 43% nominal decline in exports during 2012. The expanding monetary policy in the developed markets, however, has contributed to the increase in foreign direct investments substantially. Foreign direct investments reached a historical record of US$30,323 million in 2012, up 32.3% from the previous year. This increase in foreign direct investments, together with consumption, has also supported economic growth. Private consumption expansion has been substantially supported by durable goods, which increased 12.8% in 2012. This increase can be explained, in part, by a weak U.S. dollar resulting from the expanding monetary policy pursued by the US Federal Reserve.

During 2013, the Chilean real GDP grew by 4.1%, internal demand increased by 3.4%, private investment increased by 0.4%, and private consumption increased by 5.6%. The increase in real GDP was less than projected by market consensus. Unemployment also decreased, from 6.5% in 2012 to 6.0% in 2013. According to the Central Bank of Chile’s national accounts, investment played a key role in this positive economic development, with investment growth of 12.3% in 2012. Current international economic conditions have affected the Chilean economy.

For example, the Chilean economy is experiencing decreases of its exports, especially to Europe, which has seen on average a 13.1% and 4.2% nominal decline in exports during 2012 and 2013. The expanding monetary policy in the developed markets, however, has contributed to the increase in foreign direct investments substantially. Foreign direct investments reached a historical record of US$30,323 million in 2012, with foreign direct investment of US$20,258 million in 2013. This increase in foreign direct investments, together with consumption, has also supported economic growth. Private consumption expansion has been substantially supported by durable goods, which increased by 13.0% in 2012 and 14.5% in 2013. This increase can be explained, in part, by a weak U.S. dollar resulting from the expanding monetary policy pursued by the US Federal Reserve.

As a result our acquisition of CorpBanca Colombia and Helm Bank, our operations in Chile accounted for 75.6% and 57.0% of our gross operational margin for the years ended December 31, 2012 and 2013. Consequently, our financial condition and results of operations are substantially dependent on economic conditions prevailing in Chile.

As a result of the economic recovery, the CPI has been increasing slowly and interest rates have been decreasing. In 2013, CPI reached 3.0%, an increase of 1.5% against 2012, compared to an increase of 2.9% in 2012 against 2011. As a result of decrease in inflation expectations and higher economic activity, interest rates also decreased in 2013. The overnight interbank rate set by the Central Bank of Chile for 2013 was 4.5%. The Central Bank of Chile has targeted a medium-term CPI of 3.0% as of December 31, 2013.

Developments in the Colombian economy

The Colombian economy has demonstrated relatively stable growth in recent years. Despite recent international economic conditions, Colombia’s GDP increased 6.6% in 2011, 4.0% in 2012 and increased to 4.3% in 2013. According to the Central Bank of Colombia, GDP growth has been fueled by local consumption and certain sectors such as mining and quarrying, that grew 14.5% in 2011, with slower growth of 5.5% in 2012 and 4.9% in 2013. In contrast, the construction sector accelerated in 2013 to 9.8%, from 5.9% in 2012 and 9.8% in 2013.

Recent economic activity indicators have also posted positive results, with industrial production stagnating in 2012 (at negative 1.1%) and 2013 (at negative 1.2%), but entering positive territory by the end of 2013, with an increase of 1.5% on a year-on-year basis, or yoy, in December 2013, a decreased of 0.1% YoY in January 2014 and an increase of 2.8% yoy in February 2014. We expect this trend to continue growing this year. The retail sector, which grew by 4.3% last year and has behaved in a stable manner for the past three years, also grew recently, with an increase of 6.5% yoy in January 2014 and an increase of 6.7% yoy in February 2014. In addition, local cement production rebounded strongly in March 2014, by 16.2% yoy. The area licensed for housing also grew by 9.5% yoy in February 2014, especially the social housing area (VIS), which grew by 14.5% yoy. Imports grew by only 2.1% in 2013 but grew by 11.3% yoy in February 2014. However, exports recently contracted by 8.5% in February 2014, following a decrease of 1.5% in January 2014 and an increase of 5.3% in 2013.

Inflation

General

Chile has experienced high levels of inflation in the past, which have significantly affected our financial condition and results of operations. The rate of inflation in Chile spiked to 7.1% in 2008. In 2009, for the first time in 74 years, Chile experienced deflation of 1.4%, in part due to the contraction of the economy related to the global economic crisis. In 2010, 2011, 2012 and 2013, the inflation rate was 3%, 4.4%, 1.5% and 3.0%, respectively. Our results of operations reflect the effect of inflation in the following ways:

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

Under Chilean law, banks are authorized to earn interest income on loans that are adjustable for the effects of inflation. Most banks, including CorpBanca, charge an interest rate that includes an estimate of future inflation. In addition, the peso-denominated value of our assets and liabilities that are denominated in UF fluctuates as the UF is adjusted based on inflation. In the case of assets, these fluctuations are recorded as income (for increases in the peso-denominated value) and losses (for decreases in the peso-denominated value). In the case of liabilities, these fluctuations are recorded as losses (for increases in the peso-denominated value) and income (for decreases in the peso-denominated value).

Colombia has experienced similarly high levels of inflation in the past. However, the rate of inflation in Colombia in 2011, 2012 and 2013 were 3.7%, 2.4% and 1.9% respectively. The components that led to such level of inflation in 2013 were education (a 4.4% increase from 2012), healthcare (a 4.4% increase from 2012) and housing (a 2.7% increase from 2012). The 12-month core inflation rate for 2013 came to 2.4%, thereby remaining within the Central Bank of Colombia’s targeted inflation range of 2.0% to 4.0%. The price increase in regulated goods and services, such as utilities, urban transportation and gasoline was 1.1%.

UF-denominated Assets and Liabilities

The UF is revalued by the Chilean National Institute of Statistics on a monthly basis. Every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal Chilean peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$22,294.03, Ch$22,840.75 and Ch$23,309.56 as of December 31, 2011, 2012 and 2013, respectively. The effect of any changes in the nominal Chilean peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income is positively affected by increases in inflation to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Conversely, our net interest income will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$1,449,712 million, Ch$1,610,577 million and Ch$1,642,003 million during the years ended December 31, 2011, 2012 and 2013, respectively. See “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities”.

Chilean Peso-denominated Assets and Liabilities

Interest rates prevailing in Chile are materially affected by the current rate of inflation during the period and market expectations concerning future inflation. The responsiveness to such prevailing rates of our Chilean peso-denominated interest-earning assets and interest bearing liabilities varies. See “—Interest Rates” and “—Results of Operations” below and “Item 11. Quantitative and Qualitative Disclosures about Financial Risk”. We maintain a substantial amount of non-interest bearing Chilean peso-denominated demand deposits. The ratio of the average balance of such demand deposits to average interest-earning assets was 4%, 3.1% and 2.8% during the years ended December 31, 2011, 2012 and 2013, respectively. Because such deposits are not sensitive to inflation or changes in the market interest rate environment, any decline in interest rates or the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets. From 2012 to 2013, we increased our percentage of foreign currency based loans in our total loan portfolio from 31.5% to 48.8%.

Interest Rates

Interest rates earned and paid on our assets and liabilities, respectively, reflect, to a certain degree, inflation, expectations regarding inflation, shifts in short-term interest rates set by the Central Bank of Chile and movements in long-term real rates. The Central Bank of Chile manages short-term interest rates based on its objectives of balancing inflation and economic growth. Because our liabilities generally re-price to reflect interest rate changes more frequently than our interest-earning assets, changes in the rate of inflation or in the monetary policy interest rate published by the Central Bank of Chile are reflected in the interest rates we pay on our liabilities before such changes are reflected in the interest rates we earn on our assets. Therefore, when short-term interest rates fall, our net interest margin is positively impacted, but when short-term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation because generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 5. Operating and Financial Overview and Prospects—A. Operating Results—The Economy—Developments in the Chilean Economy” and “—UF-denominated Assets and Liabilities” above. An increase in long-term interest rates also has a positive effect on our net interest margin, because our interest-earning assets generally have a longer duration than our interest bearing liabilities.

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

Currency Exchange Rates

A material portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar. Our reported income is affected by changes in the value of the Chilean peso with respect to foreign currencies (principally the U.S. dollar and Colombian pesos) because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements. The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. In the past, the Chilean peso has been subject to significant volatility when compared to the U.S. dollar. In 2011, the Chilean peso depreciated against the U.S. dollar by 11% as compared to 2010. In 2012, the Chilean peso appreciated against the U.S. dollar by 7.7% as compared to 2011. In 2013, the Chilean peso depreciated against the U.S. dollar by 9.9% as compared to 2012. The exchange rate between the Chilean peso and the U.S. dollar as of December 31, 2011, 2012 and 2013 was Ch$519.08, Ch$479.16 and Ch$526.41 per US$1.00, respectively. The Chilean peso may be subject to significant fluctuations in the future. In July 2006, we began calculating our foreign exchange rates in accordance with Circular No. 3,345 issued by the SBIF and its related amendments. See “Item 3. Key Information—Exchange Rate Information.”

Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities. As of December 31, 2011, 2012 and 2013, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$(27,951) million, Ch$301,285 million and Ch$503,333, respectively.

Acquisition of Banco Santander Colombia

In a three step transaction, on May 29, 2012, June 22, 2012 and June 29, 2012 we acquired (1) a 91.9% equity interest in Banco Santander Colombia (now known as CorpBanca Colombia), (2) a 99.96% (direct and indirect) equity interest in CIVAL, a licensed securities broker-dealer operating in Colombia, and (3) a 91.9% equity interest in CIT Colombia, a financial services company operating in Colombia that specializes in fund administration and trust and custodial services, in each case other than the CIT Colombia interest, from Banco Santander, S.A., a sociedad anónima bancaria organized under the laws of the Kingdom of Spain, and certain of its affiliates pursuant to the BSC Purchase Agreement for US$1.2 billion. Banco Santander Colombia, CIVAL and CIT Colombia currently operate under the CorpBanca brand name.

CorpBanca Colombia provides a broad range of commercial and retail banking services to its customers, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga and Barranquilla. As of December 31, 2013, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the eleventh largest bank in Colombia in terms of total assets, the eleventh largest bank in Colombia in terms of total loans and the thirteenth largest bank in Colombia, in terms of total deposits as reported under local regulatory and accounting principles. As of December 31, 2013, CorpBanca Colombia had deposits and financial claims (“current accounts and demand deposits” and “time deposits and savings accounts”) of COP$6,967,356 million, which consisted of savings deposits, fixed-term deposit certificates, current accounts, financial claims for banking services and other commitments. As of December 31, 2013, CorpBanca Colombia had 115 ATMs, 276,505 individual banking customers and 30,769 commercial banking customers (including SMEs, corporations, institutions and wholesale customers). For the year ended December 31, 2013, CorpBanca Colombia had net income of COP$191,199 million.

As of December 31, 2013, CorpBanca Colombia had (i) total assets of COP$13,022,058 million, including total loans of COP$7,775,142 million; (ii) total shareholders’ equity of COP$2,848,740 million; and (iii) over 80 branches and offices and 1,509 employees. For further details see Notes 3 and 11 to our audited consolidated financial statements.

As a consequence of the Banco Santander Colombia Acquisition, one of the key factors to be considered when analyzing our financial condition and results of operations as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 is the consolidation of CorpBanca Colombia into our financial statements since May 29, 2012. As a result of our results of operations for periods ended December 31, 2012 and thereafter are not comparable to the respective periods prior to that date.

In addition, to provide meaningful disclosure with respect to our results of operations for the year ended December 31, 2012, management uses, and we present, in addition to our audited results of operations for that period, certain full year 2012 financial information excluding the results of CorpBanca Colombia. CorpBanca Colombia was our subsidiary during the last seven months of 2012 and this presentation is intended only to subtract from our reported results for 2012 the amounts contributed by CorpBanca Colombia. This information does not purport to represent what our results of operations would have been had we not acquired CorpBanca Colombia. Management believes that any such additional expense or revenue was not material. The following table shows our results of operations for the year ended December 31, 2012, the amounts contributed by CorpBanca Colombia in that period, and our reported results less amounts contributed by CorpBanca Colombia.

	For the year ended December 31, 2012
	As reported less CorpBanca Colombia	CorpBanca Colombia	As reported
	(in millions of Ch$)
Interest income	636,373	126,619	762,992
Interest expense	(445,785)	(60,331)	(506,116)
Net interest income	190,588	66,288	256,876
Income from service fees	83,361	21,817	105,178
Expenses from service fees	(15,611)	(3,923)	(19,534)
Net service fee income	67,749	17,895	85,644
Trading and investment income, net	34,115	20,879	54,994
Foreign exchange gains net	28,586	2,110	30,696
Other operating income	8,575	10,133	18,708
Trading and investment, foreign exchange gains and other operating income	71,276	33,122	104,398
Operating income before provision for loan losses	329,614	117,304	446,918
Provisions for loan losses	(30,794)	(20,781)	(51,575)
Total operating income net of loan losses, interest and fees	298,819	96,524	395,343
Personnel salary and expenses	(96,155)	(24,559)	(120,714)
Administration expenses	(59,924)	(28,859)	(88,783)
Depreciation and amortization	(12,960)	(5,132)	(18,092)
Impairment	-	-	-
Other operating expenses	(20,746)	(5,309)	(26,055)
Total operating expenses	(189,784)	(63,860)	(253,644)
Total net operating income	109,035	32,664	141,699
Income from companies accounted for by the equity method	714	(347)	367
Income before income taxes	109,749	32,317	142,066
Income taxes	(14,895)	(8,018)	(22,913)
Net income for the year	94,854	24,299	119,153

Acquisition of Helm Bank

On October 9, 2012, an affiliate of CorpGroup entered into the HB Purchase Agreement, with affiliates of Helm Corporation, to acquire up to a 100% equity interest in the common shares of Helm Bank, including its subsidiaries in Colombia, Helm Comisionista de Bolsa S.A. and Helm Fiduciaria S.A., its subsidiaries in Panama, Helm Bank (Panama) and Helm Casa de Valores S.A. (Panama) and its subsidiary in the Cayman Islands, Helm Bank S.A. (Cayman I.), with the intent to merge Helm Bank with and into CorpBanca Colombia, with CorpBanca Colombia as the surviving corporation.

On August 6, 2013, and in a first step of the transaction, CorpBanca Colombia acquired 2,387,387,295 common shares of Helm Bank, representing 58.89% Helm Bank’s common shares (approximately 51.61% of the total subscribed and paid capital of Helm Bank) and, therefore, acquired control of Helm Bank and its subsidiaries, Helm Comisionista de Bolsa S.A., Helm Fiduciaria S.A., Helm Bank S.A. (Panama), Helm Casa de Valores S.A. (Panama) and Helm Bank S.A. (Cayman I.). On August 29, 2013, and in a second step of the transaction, CorpBanca Colombia acquired 1,656,579,084 common shares of Helm Bank, representing another 40.86% of the common shares, for a total of approximately 99.75% of the ordinary shares (approximately 87.42% of the total suscribed and paid capital of Helm Bank).

In order to finance the Helm Bank Acquisition, CorpBanca Colombia raised capital in an amount equal to US$1,014 million and financed the remainder of the acquisitions with its own funds. The capital increase was subscribed to by CorpBanca for approximately US$353 million, by Helm Corporation’s affiliates and other main former shareholder of Helm Bank for approximately US$473 million and by CorpGroup for approximately US$188 million.

In the end of the fourth quarter of 2013, CorpBanca Colombia initiated a public tender offer to repurchase all of the outstanding non-voting preferred shares of Helm Bank. The tender offer was completed in January 2014 and resulted in CorpBanca Colombia purchasing 568,206,073 non-voting preferred shares issued by Helm Bank, representing 99.38% of the 571,749,928 authorized and issued non-voting preferred shares of Helm Bank. As a result of the purchase through this tender offer, CorpBanca Colombia became a 99.78% owner of Helm Bank, when combined with the 4,044,135,318 common shares already owned by CorpBanca Colombia prior to the tender offer.

As a consequence of the Helm Bank Acquisition, one of the key factors to be considered when analyzing our financial condition and results of operations as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 is the consolidation of Helm Bank in our financial statements since August 6, 2013. As a result, our results of operations for periods ended December 31, 2013 and thereafter are not comparable to the respective periods prior to that date.

In addition, to provide meaningful disclosure with respect to our results of operations for the year ended December 31, 2013, management uses, and we present, in addition to our audited results of operations for that period, certain full year 2013 financial information excluding the results of Helm Bank. Helm Bank was our subsidiary during the last five months of 2013, and this presentation is intended only to subtract from our reported results for 2013 the amounts contributed by Helm Bank. This information does not purport to represent what our results of operations would have been had we not acquired Helm Bank. Management believes that any such additional expense or revenue was not material. The following table shows our results of operations for the year ended December 31, 2013, the amounts contributed by Helm Bank in that period, and our reported results less amounts contributed by Helm Bank.

	For the year ended December 31, 2013
	As reported less Helm Bank	Helm Bank	As reported
	(in millions of Ch$)
Interest income	891,976	115,130	1,007,106
Interest expense	(502,213)	(47,203)	(549,416)
Net interest income	389,763	67,927	457,690
Income from service fees	128,246	16,531	144,777
Expenses from service fees	(23,023)	(3,777)	(26,800)
Net service fee income	105,224	12,753	117,977
Trading and investment income, net	91,401	9,886	101,287
Foreign exchange gains net	(18,505)	4,599	(13,906)
Other operating income	34,281	5,377	39,658
Trading and investment, foreign exchange gains and other operating income	107,177	19,862	127,039
Operating income before provision for loan losses	602,164	100,542	702,706
Provisions for loan losses	(93,958)	(8,114)	(102,072)
Total operating income net of loan losses, interest and fees	508,205	92,429	600,634
Personnel salary and expenses	(140,587)	(24,422)	(165,009)
Administration expenses	(115,708)	(23,906)	(139,614)
Depreciation and amortization	(36,421)	(5,867)	(42,288)
Impairment	-	-	-
Other operating expenses	(10,917)	(4,317)	(15,234)
Total operating expenses	(303,634)	(58,511)	(362,145)
Total net operating income	204,571	33,918	238,489
Income attributable to investment in other companies	1,083	158	1,241
Income before income taxes	205,654	34,076	239,730
Income taxes	(53,526)	(10,965)	(64,491)
Net income for the year	152,128	23,111	175,239

Critical Accounting Policies and Estimates

General

In our filings with the SEC, we prepare our consolidated financial statements in accordance with IFRS. In preparing our consolidated financial statements, we use estimates and assumptions to account for certain assets, liabilities, revenues, expenses and other transactions. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often require our management to make judgments regarding the effects on our financial condition and results of operations on matters that are inherently uncertain. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. Actual results may differ from those estimated under different variables, assumptions or conditions, and if these differences could have a material impact on our reported results of operations. Note 1 to our financial statements contains a summary of our significant accounting policies.

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

We consider the accounting estimates related to allowance for loan losses to be “critical accounting estimates” because (i) they are highly susceptible to change from period to period because our assumptions about the risk of loss used to classify our loans are updated for recent performance experience which may increase or decrease our risk index that is used to determine our global allowance, (ii) our specific allowances are also updated to reflect recent performance which may result in an increase or decrease in our specific allowances, (iii) it requires management to make estimates and assumptions about loan classification and the related estimated probable loss if any and (iv) any significant difference between our estimated losses (as reflected in the specific and general provisions) as of the balance sheet date and our actual losses will require us to adjust our allowance for loan losses that may result in additional provisions for loan losses in future periods which could have a significant impact on our future net income and/or financial condition. As of December 31, 2013, our allowance for loan losses was Ch$126,039 million (excluding allowances and impairment for interbank loans).

Derivative Financial Instruments

Derivative financial instruments are recorded at fair value. Fair values are based on market quotes, discounted cash flow models and option valuations, as appropriate. If market information is limited or in some instances, not available, management applies its professional judgment. Other factors that may also affect estimates are incorrect model assumptions, market dislocations and unexpected correlations. Notwithstanding the level of subjectivity in determining fair value, we believe our estimates of fair value are adequate. The use of different models or assumptions could lead to changes in our reported results.

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

Investment Instruments.  Investment instruments are classified into two categories: held to maturity investments and instruments available-for-sale. Held to maturity investments only include those instruments for which we have the intent and ability to hold to maturity. Investment instruments not classified as held to maturity or trading are considered to be available-for-sale. Investment instruments are recorded initially at cost. Instruments available-for-sale are valued at each subsequent period-end at their fair value. Gains or losses from changes in fair value are recognized in other comprehensive income within line item “financial instruments available for sale”. All purchases and sales of investment instruments to be delivered within the deadline stipulated by market regulations and conventions are recognized on the trade date, which is the date on which the commitment is made to purchase or sell the asset. Other purchases or sales are treated as forwards until they are liquidated.

We enter into security repurchase agreements as a form of borrowing. The liability for the repurchase of the investment is classified as “obligations under repurchase agreements” and is carried at cost plus accrued interest.

We also enter into resale agreements as a form of investment. Under these agreements we purchase securities, which are included as assets under the caption “investments under agreements to resell” and are carried at cost plus accrued interest.

Recently Adopted and New Accounting Pronouncements

See Note 2 of our consolidated financial statements for a detailed description of recently adopted and new accounting pronouncements in IFRS.

Results of Operations for the Years Ended December 31, 2011, 2012 and 2013

Net Income

Our consolidated net income as reported on our consolidated financial statement for the year ended December 31, 2013 was Ch$175,239 million, a 47.1% or Ch$56,086 million increase from Ch$119,153 million in 2012, which represented a 1.6% or Ch$ 1,835 million increase from Ch$117,318 in 2011. CorpBanca reached these revenues in a highly competitive scenario with a low variation in the value of the UF40 basis points less than last year. The increase in our consolidated net income for the year ended December 31, 2013 was due to (i) the consolidation of CorpBanca Colombia into our financial statements for a full year, (ii) the consolidation of Helm Bank into our financial statements since August 6, 2013, (iii) the increase in the cost of funding due to liquidity stress faced during the third quarter 2013 and (iv) the initial cost of the merger process of Helm Bank.

The following table sets forth the components of our net income for the years ended December 31, 2011, 2012 and 2013:

	For the Year Ended			% Change from 2013/2012	% Change from 2012/2011
	December 31,
	2011	2012	2013
	(in millions of constant Ch$ except for percentages)
Components of net income:
Net interest income	193,000	256,876	457,690	78.2%	33.1%
Net service fee income	60,362	85,644	117,977	37.8%	41.9%
Trading and Investment, foreign exchange gains and other operating income	80,469	104,398	127,039	21.7%	29.7%
Provisions for loan losses	(40,754)	(51,575)	(102,072)	97.9%	26.6%
Income attributable to investment in other companies	250	367	1,241	238.1%	46.8%
Total operating expenses	(152,706)	(253,644)	(362,145)	42.8%	66.1%
Income before income taxes	140,621	142,066	239,730	68.7%	1.0%
Income taxes	(23,303)	(22,913)	(64,491)	181.5%	(1.7)%

Net income for the year	117,318	119,153	175,239	47.1%	1.6%

Net Interest Income

The following table sets forth the components of our net interest income for the years ended December 31, 2011, 2012 and 2013:

	For the year ended December 31,			% Change from 2013/2012	% Change from 2012/2011
	2011	2012	2013
	(in millions of constant Ch$ except for percentages)

Interest income	528,622	762,992	1,007,106	32.0%	44.3%
Interest expense	(335,622)	(506,116)	(549,416)	8.6%	50.8%

Net interest income	193,000	256,876	457,690	78.2%	33.1%

The following table sets forth information as to components of our interest income for the years ended December 31, 2011, 2012 and 2013:

	For the year ended December 31,			% Change from 2013/2012	% Change from 2012/2011
	2011	2012	2013
	(in millions of constant Ch$ except for percentages)
Interest income	528,622	762,992	1,007,106	32.0%	44.3%
Average interest-earning assets:
Loans	5,834,146	9,425,792	11,505,946	22.1%	61.6%
Financial investments	749,467	1,025,244	917,630	(10.5%)	36.8%
Interbank deposits	166,037	363,207	384,045	5.7%	118.8%

Total average interest-earning assets	6,749,650	10,814,243	12,807,621	18.4%	60.2%

The following table sets forth the components of our interest expense for the years ended December 31, 2011, 2012 and 2013:

	For the year ended December 31,			% Change from 2013/2012	% Change from 2012/2011
	2011	2012	2013
	(in millions of constant Ch$ except for percentages)
Interest expense	335,622	506,116	549,416	8.6%	50.8%
Average interest-earning liabilities:
Bonds	1,207,422	1,590,962	2,199,545	38.3%	31.8%
Time deposits	3,999,608	6,639,517	7,055,890	6.3%	66.0%
Central Bank borrowings	-	39	-	-	-
Repurchase agreements	163,649	344,293	269,419	(21.7%)	110.4%
Mortgage finance bonds	198,485	161,583	130,991	(18.9%)	(18.6)%
Other interest-bearing liabilities	1,039,265	2,085,162	2,283,273	9.5%	100.6%

Total average interest-bearing liabilities	6,608,429	10,821,556	12,488,534	15.4%	63.8%

2013 Compared to 2012:

Our interest income was Ch$1,007,106 million for the year ended December 31, 2013, an increase of 32% as compared to Ch$762,992 million for the year ended December 31, in 2012. Our interest expense increased by 8.6% to Ch$549,416 for the year ended December 31, 2013, as compared to Ch$ 506,116 for the year ended December 31, 2012. As a result, our net interest income increased by 78.2% to Ch$457,690 million for the year ended December 31, 2013, as compared to Ch$ 256,876 million for the year ended December 31, 2012.

The increase in interest income was the result of (i) the consolidation of CorpBanca Colombia into our financial statements for a full year, (ii) the consolidation of Helm Bank’s loan portfolio since August 6, 2013, as a result of the Helm Bank Acquisition, which accounted for 104.0% of our average total loan portfolio increase and 93.0% of our average loan portfolio increase in Colombia and (iii) lower inflation rates and their effect on results through the UF variation in 2013 compared to 2012 (2.05% versus 2.45%). Our average loans grew to Ch$11,505,946 million for the year ended December 31, 2013, from Ch$9,425,792 million for the year ended December 31, 2012. The increase in our interest income was higher than the increase in our total average interest-earning assets due to (i) the consolidation of CorpBanca Colombia for a full year in 2013, compared with seven months in 2012 and (ii) the consolidation of Helm Bank since August 6, 2013. These benefits were partly offset by (i) a lower variation in the UF of 2.45% vs. 2.05% in 2012 and 2013, respectively and (ii) the sale of Ch$667,065 million (US$1,267.2 million) of our loan portfolio in Chile during the second half of 2013 (equivalent to 5.5% of the average total loan portfolio).

The increase in our interest expense was the result of (i) the consolidation of Colombia for a full year in 2013, compared with seven months in 2012, (ii) the consolidation of Helm Bank since August 6, 2013 and (iii) a 38.3% increase in our average interest-earning liabilities for bonds due to the issuance of US$800 million senior unsecured notes in January 2013. This increase was partly offset by (i) the decrease in the Central Bank of Chile’s interest rate for monetary policy purposes which remained stable in 2012 at 5%, compared to 4.5% in 2013 and (ii) a decrease in the cost of funding in pesos (a 34 basis points average reduction in time deposits).

Net interest margin (net interest income divided by average interest-earning assets) increased by 50.6% as a result of the above-mentioned factors relating to our interest income and interest expenses.

2012 Compared to 2011:

Our interest income was Ch$ 762,992 million for the year ended December 31, 2012, an increase of 44.3% as compared to Ch$528,622 million for the year ended December 31, 2011. Our interest expense also increased by 50.8% to Ch$ 506,116 for the year ended December 31, 2012, as compared to Ch$ 335,622 for the year ended December 31, 2011. As a result, our net interest income increased by 33.1% to Ch$ 256,876 million for the year ended December 31, 2012, as compared to Ch$ 193,000 million for the year ended December 31, 2011.

The increase in interest income was the result of (i) the consolidation of CorpBanca Colombia’s loan portfolio since May 29, 2012, following the first step of the Banco Santander Colombia Acquisition, which accounted for 49.9% of our average total loan portfolio increase and (ii) organic growth in our total average loans Chilean operations, which accounted for 50.1% of our average total loan portfolio increase. This increase was partly offset by the negative impact of the variation of the UF that benefit in our interest income. Our average loans grew to Ch$9,425,792 million for the year ended December 31, 2012, from Ch$5,834,146 million, as compared to the year ended December 31, 2011. The increase in our interest income was lower than the increase in our total average interest-earning assets due to a lower variation in the UF of 3.9% vs. 2.5% in 2011 and 2012, respectively, which partly offset the increase in Central Bank of Chile’s interest rate for monetary policy purposes from 3.25% to 5.25% during 2011, while remaining stable in 2012 at 5.0%.

The increase in our interest expense was the result of (i) the consolidation of CorpBanca Colombia since May 29, 2012, (ii) a 66.0% increase in our average time deposits, (iii) a 100.6% increase in our average other interest-bearing liabilities as described in the table above, (iv) a negative effect with respect to the variation of the UF, (v) additional premiums on CorpBanca’s debt securities that increased slightly due to a significant increase in our commercial portfolio and (vi) the portion of the financing of the Banco Santander Colombia Acquisition that was not paid with our capital increase in June 2012 (but rather funded by our long-term liabilities). The implicit premiums on our debt securities are due to a relatively higher risk compared to our main competitors, which consist of larger banks with slightly lower ratings (“AA+” or “AAA” vs. “AA” on a local scale); as well as our increased level of operations (including an increase in our total loan portfolio) that have required a larger amount of financing (primarily through deposits and bonds).

Net interest margin (net interest income divided by average interest-earning assets) decreased by 18.1% as a result of the above mentioned factors relating to our interest income and interest expenses.

Allowances for Loan Losses

The following table sets forth information relating to our allowances for loan losses as of December 31, 2011, 2012 and 2013:

	As of December 31,
	2011	2012	2013	% Change from 2013/2012	% Change from 2012/2011
	(in millions of constant Ch$ except for percentages)
Total loans (excludes interbank loans)	6,814,445	10,103,491	12,897,681	27.7%	48.3%
Past due loans(1)	46,379	51,272	64,091	25.0%	10.6%
Non-performing loans(2)	107,978	117,937	141,667	20.1%	9.2%
Impaired loans(3)	296,584	222,712	393,102	76.5%	(24.9)%

Allowances for loan losses(4)	102,500	109,601	126,039	15.0%	6.9%
Allowances for loan losses as a percentage of total loans	1.5%	1.1%	1.0%	(9.9)%	(27.9)%

Allowances for loan losses as a percentage of non-performing loans	94.9%	92.9%	89.0%	(4.3)%	(2.1)%
Allowances for loan losses as a percentage of impaired loans	34.6%	49.2%	32.1%	(34.8)%	42.4%
Non-performing loans as a percentage of total loans	1.6%	1.2%	1.1%	(5.9)%	(26.3)%
Allowances for loan losses as a percentage of past due loans	221.0%	213.8%	196.7%	(8.0)%	(3.3)%

(1)	Past due loans include all installments and lines of credit more than 90 days overdue. Does not include the aggregate principal amount of such loans.
(2)	Non-performing loans include the principal and interest on any loan with one installment more than 90 days overdue.
(3)	Impaired loans include those loans on which there is objective evidence that debtors will not meet some of their contractual payment obligations.
(4)	Reflects allowance for loan losses (excluding allowances for loan loss on loans and receivables to banks).

2013 Compared to 2012:

Allowances for loan losses (excluding allowances for loan loss on loans and receivables to banks) increased by 15% to Ch$126,039 million as of December 31, 2013 compared to Ch$109,601 million as of December 31, 2012. The increase in our allowances for loan losses was due to the consolidation of CorpBanca Colombia in 2012 and the consolidation of Helm Bank in 2013. The decrease in our allowances for loan losses as a percentage of total loans by 9.9% to 1.0% as of December 31, 2013 when compared to 1.1% as of December 31, 2012 was due to an increase in loans as a result of the consolidation of Helm Bank in 2013. We believe our allowances for loan losses are adequate as of the date hereof to cover all known losses in our loan portfolio.

2012 Compared to 2011:

Allowances for loan losses (excluding allowances for loan loss on loans and receivables to banks) increased by 6.9% to Ch$109,601 million as of December 31, 2012 compared to Ch$102,500 million as of December 31, 2011. The increase in our allowances for loan losses was due to the consolidation of CorpBanca Colombia in 2012.

Provisions for Loan Losses

2013 Compared to 2012:

Provisions for loan losses increased by 97.9% to Ch$102,072 million as of December 31, 2013, compared to Ch$51,575 million as of December 31, 2012 as a result of (i) an increase in Chile by Ch$23,751 million, (ii) an increase in CorpBanca Colombia by Ch$17,388 million and (iii) a provision of Ch$8,114 million for Helm Bank in 2013. The increase in our provisions for loan losses in 2013 was the result of (i) the consolidation of CorpBanca Colombia in 2013, (ii) the consolidation of Helm Bank in 2013, (iii) specific corporate loan provisions in Chile, particularly for those loans related to SMU or loans with SMU risk that totaled approximately Ch$6,000 million, (iv) an increase in provisions in our consumer loan portfolio in Colombia and (v) adjustments for the homogenization in the treatment of the commercial loan portfolio in Helm Bank.

2012 Compared to 2011:

Provisions for loan losses increased by 26.6% to Ch$51,575 million as of December 31, 2012, as compared to Ch$40,754 million as of December 31, 2011 as a result of an increase in Chile by Ch$6,461 million, and the consolidation of CorpBanca Colombia in 2012, which accounted for Ch$4,360 million.

Net Service Fee Income

2013 Compared to 2012:

Our net service fee income (including income from financial advisory services as described below) for the year ended December 31, 2013 was Ch$117,977 million, representing a 37.8% increase when compared to Ch$85,644 million, for the year ended December 31, 2012. Our income from service fees during the year ended December 31, 2013 increased by 37.6% to Ch$144,777 million from Ch$105,178 million for the year ended December 31, 2012. This increase was partly offset by a 37.2% increase in expenses from service fees from Ch$19,534 million for the year ended December 31, 2012 to Ch$26,800 million for the year ended December 31, 2013.

The increase in our expenses from service fees was driven by (i) the consolidation of CorpBanca Colombia for a full year in 2013, compared with seven months in 2012, (ii) the consolidation of Helm Bank since August 6, 2013, as a result of the Helm Bank Acquisition and (iii) an increase in commissions in credit card transactions to Ch$12,367 million for the year ended December 31, 2013 from Ch$9,089 million for the year ended December 31, 2012. The increase in our income from service fees was partially offset by increases in our expenses from service fees during the year ended December 31, 2013.

2012 Compared to 2011:

Our net service fee income (including income from financial advisory services as described below) for the year ended December 31, 2012 was Ch$ 85,644 million, representing a 41.9% increase when compared to Ch$60,362 million for the year ended December 31, 2011. Our total income from service fees during the year ended December 31, 2012 increased by 45.3% to Ch$ 105,178 million from Ch$ 72,404 million for the year ended December 31, 2011. This increase was partly offset by a 62.2% increase in expenses from service fees from Ch$12,042 million for the year ended December 31, 2011 to Ch$19,534 million for the year ended December 31, 2012.

The increase in our income from service fees was the result of (i) the consolidation of CorpBanca Colombia on May 29, 2012, following the first step of the Banco Santander Colombia Acquisition, (ii) the increase in collections, billings and payments income from Ch$9,586 million for the year ended December 31, 2011 to Ch$20,591 million for the year ended December 31, 2012, (iii) the increase in fees from letters of credit and guarantees to Ch$7,915 million for the year ended December 31, 2012 from Ch$4,460 million for the year ended December 31, 2011 and (iv) the increase in income from card service fees to Ch$16,479 million for the year ended December 31, 2012, from Ch$10,602 million for the year ended December 31, 2011. The increase in these income categories is due to the organic growth in Chile during 2012, which resulted in a larger volume of operations.

The increase in our income from service fees was partially offset by increases in our expenses from service fees during the year ended December 31, 2012. The increase in our expenses from service fees was driven by (i) the consolidation of CorpBanca Colombia since May 29, 2012, following the first step of Banco Santander Colombia Acquisition, (ii) the increase in brokerage fees and commissions from Ch$259 million for the year ended December 31, 2011 to Ch$2,480 for the year ended December 31, 2012, (iii) the increase in commissions spent by loans and services to customers to Ch$1,365 million for the year ended December 31, 2012 from Ch$0 for the year ended December 31, 2011 and (iv) the increase in commissions in credit card transactions to Ch$9,089 million for the year ended December 31, 2012 from Ch$6,963 million for the year ended December 31, 2011. The increase in these expenses categories is related to the larger size of the bank with a larger number of new operations.

Other Net Operating Income

The following table sets forth the components of our other net operating income for the years ended December 31, 2011, 2012 and 2013:

	For the year ended December 31,
	2011	2012	2013	% Change from 2013/2012	% Change from 2012/2011
	(in millions of constant Ch$ except for percentages)

Trading and investment income, net	97,745	54,994	101,287	84%	(43.7%)
Foreign exchange gains (losses), net	(26,783)	30,696	(13,906)	(145.3%)	214.6%
Other operating income	9,507	18,708	39,658	112%	96.8%

Trading and investment, foreign exchange gains and other operating income	80,469	104,398	127,039	21.7%	29.7%

2013 Compared to 2012:

In the year ended December 31, 2013, we recorded other net operating income of Ch$127,039 million, or a 21.7% increase from Ch$104,398 million for the year ended December 31, 2012. The increase in other net operating income was primarily due to the sale of real estate assets, corresponding to the properties where CorpBanca’s 31 branches operate, to Sociedad Inmobiliaria Descubrimiento S.A, or SID, during the fourth quarter of 2013. The aggregate sale price of all 31 properties was UF1,811,000 (approximately US$84 million). For this transaction, we recognized total revenues of Ch$23,254 million. CorpBanca leased back from SID the same properties for a 15 year term and will continue to operate the branches located at such properties.

Net trading and investment increased by 84% to Ch$101,287 million for the year ended December 31, 2013 from Ch$54,994 million for the year ended December 31, 2012, while net foreign exchange gains (losses) decreased to a loss of Ch$13,906 million during 2013 from a gain of Ch$30,696 million for the year ended December 31, 2012. This higher net result of net trading and investment activities for the year ended December 31, 2013 is due to (i) a higher valuation of the trading portfolio in Chile, given the positive movements in the swap curves observed in the last months of the year and (ii) a positive contribution of CorpBanca Colombia as a result of the increase in the valuation of both the trading portfolio and the available for sale portfolio, partly offset by a negative effect of interest rates associated with the derivatives to cover the impact that the volatility in the exchange rate had on tax expenses related to the investment in Colombia (a loss of Ch$6,448 million in 2013).

The full year consolidation of CorpBanca Colombia and the “positive currency effect” associated with the derivatives used to cover the effect on the tax base relating to the investment in Colombia, along with the consolidation of Helm Bank, contributed to the increase in other operating income. On the other hand, the significant decrease in foreign exchange gains in Chile, due to the unfavorable market conditions in 2013, the significant volatility in the exchange rate and the long position in U.S. dollars, offset the favorable performance of the profits from financial operations.

We recognized net foreign exchange losses of Ch$13,906 million for the year ended December 31, 2013, compared to a net foreign exchange gain of Ch$30,696 million for the year ended December 31, 2012. The significant decrease in net foreign exchange gains in Chile, due to (i) the unfavorable market conditions observed in the year, (ii) the significant volatility in the exchange rate and (iii) the long position in U.S. dollars, offset almost fully the favorable performance of the profits from financial operations.

2012 Compared to 2011:

In 2012, we recorded trading and investment, foreign exchange gains and other operating income of Ch$104,398 million, or a 29.7% increase from Ch$80,469 million for the year ended December 31, 2011. The increase in trading and investment, foreign exchange gains and other operating income was primarily the result of the consolidation of CorpBanca Colombia since May 29, 2012, following the first step of Banco Santander Colombia Acquisition.

Net trading and investment income decreased by Ch$42,751 million or 43.7% to Ch$54,994 million for the year ended December 31, 2012 from Ch$97,754 million for the year ended December 31, 2011, while net foreign exchange gains increased by Ch$57,479 million to Ch$30,696 million during 2012 from a loss of Ch$26,783 million for the year ended December 31, 2011. This higher net result of net trading and investment income and net foreign exchange gains for the year ended December 31, 2012 is due to a great extent to the Banco Santander Colombia Acquisition, which more than offset the negative effect that volatile foreign exchange and interest rates had on the hedging derivatives portfolio in Chile. The increase from CorpBanca Colombia resulted primarily from trading gains from an improvement in its investment portfolio, which consists mainly of Colombian treasury bonds. The positive impact of the variation in the rates of these bonds was the largest contributing factor.

Operating Expenses

The following table sets forth the components of our operating expenses for the years ended December 31, 2011, 2012 and 2013:

	For the year ended December 31,			% Change from	% Change from
	2011	2012	2013	2013/2012	2012/2011
	(in millions of constant Ch$ except for percentages)

Personnel salary and expenses	76,461	120,714	165,009	36.7%	57.9%
Administration expenses	55,141	88,783	139,614	57.3%	61.0%
Depreciation and amortization	7,461	18,092	42,288	133.7%	142.5%
Other operating expenses	13,643	26,055	15,234	(41.5)%	91.0%

Total operating expenses	152,706	253,644	362,145	42.8%	66.1%

2013 Compared to 2012:

Operating expenses increased by 42.8% to Ch$362,145 million for the year ended December 31, 2013 from Ch$253,644 million for the year ended December 31, 2012. The increase in operating expenses was primarily the result of the consolidation of CorpBanca Colombia for a full year and the consolidation of Helm Bank since August 6, 2013, including an increase in administration expenses by 57.3%, personnel’s salaries expenses by 36.7% and increase in depreciation and amortization by 133.7%.

CorpBanca accounted for 7.5% of the increase in consolidated operating expenses for the year ended December 31, 2013, CorpBanca Colombia accounted for 47.1% of the increase and Helm Bank accounted for 45.4% of the increase. Of the operating expenses attributable to our operations in Colombia for the year ended December 31, 2013, 8.7% were attributable to costs incurred in connection with the Helm Bank Acquisition and amortization of goodwill for Helm Bank.

2012 Compared to 2011:

Operating expenses increased by Ch$100,938 million, or 66.1%, for the year ended December 31, 2012 from Ch$152,706 million for the year ended December 31, 2011. The increase in operating expenses was primarily the result of the consolidation of CorpBanca Colombia since May 29, 2012, following the first step of the Banco Santander Colombia Acquisition, including an increase in administration expenses by 61.0%, personnel salary and expenses by 57.9% and other operating expenses by 91.0% (relating to our rebranding efforts in Colombia in connection with the Banco Santander Colombia Acquisition as described in more detail below).

The increase in our personnel’s salaries expenses was also attributable to an increase in the number of employees hired to assist with the management of our growing loan portfolio. As of December 31, 2012, CorpBanca had 5,163 employees, a 49.2% increase compared to the same date in 2011. Personnel salaries and expenses increased by 57.9%, or Ch$44,253 million as a result of an increase in the number of employees in all segments as a result of an increase in our total loan portfolio, the expansion of our geographic footprint and an increase in the diverse financial products we offer, and also due to 2011 personnel performance bonuses paid in 2012 in the amount of Ch$4,944 million. We also had an increase of 61.0% in administration expenses due to the one-time expenses mentioned above, including CorpBanca Colombia’s rebranding and personnel performance bonuses, and an increase in depreciation and amortization of 142.5% as a result of the amortization of the intangibles assets related to Banco Santander Colombia Acquisition.

Income Taxes

2013 Compared to 2012:

Our income tax expenses increased to Ch$64,491 million for the year ended December 31, 2013 from Ch$22,913 million for the year ended December 31, 2012. For the year ended December 31, 2013, income before income tax increased by 68.7% compared to December 31, 2012 which, along with a higher effective tax rate due to the variation of the exchange rate and its impact in the valuation of the investment in Colombia impacted the provision of income tax.

2012 Compared to 2011:

Our income tax expenses decreased to Ch$22,913 million for the year ended December 31, 2012 from Ch$23,303 million for the year ended December 31, 2011. The decrease in our income tax expenses was primarily due to a depreciation of the “observed U.S. dollar rate” of the Central Bank of Chile, which affected the value of the Banco Santander Colombia Acquisition, generating a tax loss. For tax purposes, our investment in Colombia is U.S. dollar denominated, and as of December 31, 2012 there was a tax reduction in Chile, which resulted in lower tax expense.

Results of our operating segments

The following discussion should be read in conjunction with our consolidated financial statements, especially Note 4 regarding segment information included elsewhere in this annual report. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set in forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3D. Risk Factors”.

Overview

We have seven reportable segments: (i) Large, Corporate and Real Estate Companies, (ii) Companies, (iii) Traditional and Private Banking, (iv) Lower Income Retail Banking, (v) Treasury and International, (vi) Financial Services Offered Through Subsidiaries and (vii) Colombia. Below we describe our seven primary operating segments:

Commercial Banking:

•

Large, Corporate and Real Estate Companies includes companies that belong to major economic groups, specific industries, and companies with sales over US$60 million; this reportable segment also includes real estate companies and financial institutions.

•	Companies includes a full range of financial products and services for companies with annual sales under US$60 million. Leasing and factoring have been included in this business segment.

Retail Banking:

•	Traditional and Private Banking offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income customers.

•

Lower Income Retail Banking, which corresponds to Banco Condell, offers, among other products, consumer loans, credit cards and mortgage loans to the traditionally underserved low-to-middle income segments.

Treasury and International:

•	Treasury and International primarily includes treasury activities such as financial management, funding and liquidity, as well as international businesses.

Financial Services Offered Through Subsidiaries:

•

Financial Services Offered Through Subsidiaries includes services rendered by our subsidiaries, which include insurance brokerage, financial advisory service, asset management and securities brokerage.

Colombia:

•

Our Colombia segment includes services rendered by CorpBanca Colombia, Helm Bank and their respective subsidiaries, primarily within the Colombian domestic market, including commercial and retail banking services.

2013 Results

The following table presents summary information related to each of our reportable segments for the year ended December 31, 2013:

	As of December 31, 2013
	Commercial Banking		Retail Banking
	Large Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non- Banking Financial Services	Columbia	Total
	(in millions of Ch$)
Net interest income	50,436	69,128	65,535	22,126	21,612	32,529	196,324	457,690
Net services fees income	36,701	14,390	21,413	8,976	(442)	(8,033)	44,972	117,977
Trading and investment income, net	(1,658)	-	3,294	-	48,851	8,681	42,119	101,287
Foreign exchange gains (losses), net	14,153	5,988	389	2	(50,115)	1,778	13,899	(13,906)
Other operating income	-	2,450	-	-	-	29,413	7,795	39,658
Provision for loan losses	(20,544)	(21,240)	(8,099)	(6,238)	-	903	(46,854)	(102,072)

Gross operational margin	79,088	70,716	82,532	24,866	19,906	65,271	258,255	600,634

Other income and expenses	-	-	-	-	-	493	748	1,241
Total operating expenses	(15,926)	(28,450)	(63,247)	(17,358)	(11,744)	(52,445)	(172,975)	(362,145)
Income before taxes	63,162	42,266	19,285	7,508	8,162	13,319	86,028	239,730

Average loans	3,843,701	1,787,761	2,427,743	155,801	63,969	154	3,226,817	11,505,946
Average investments	-	-	-	-	622,551	-	295,079	917,630

2012 Results

The following table presents summary information related to each of our reportable segments for the year ended December 31, 2012:

	As of December 31, 2012
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non- Banking Financial Services	Columbia	Other	Total
	(in millions of Ch$)
Net interest income	41,751	56,120	56,972	18,664	3,010	14,071	66,288	-	256,876
Fees and income from services, net	21,802	13,052	21,693	6,517	(237)	4,923	17,894	-	85,644
Trading and investment income, net	1,525	-	3,650	-	19,316	9,624	20,879	-	54,994
Foreign exchange gains (losses), net	13,579	5,537	679	-	9,791	(1,000)	2,110	-	30,696
Other operating revenue	-	2,461	726	-	-	5,388	10,133	-	18,708
Provision for loan losses	(2,146)	(14,567)	(6,915)	(7,724)	-	558	(20,781)	-	(51,575)

Gross operational margin	76,511	62,603	76,805	17,457	31,880	33,564	96,523	-	395,343

Other income expenses	7,899	31	(685)	-	-	(6,531)	(347)	-	367
Operating expenses	(19,276)	(28,935)	(60,511)	(18,870)	(14,513)	(47,680)	(58,653)	(5,206)	(253,644)
Income before tax	65,134	33,699	15,609	(1,413)	17,367	(20,647)	37,523	(5,206)	142,066

Average loans	3,867,956	1,522,997	2,027,349	135,115	79,655	134	1,792,586	-	9,425,792
Average investments	-	-	-	-	837,858	-	187,386	-	1,025,244

2011 Results

The following table presents summary information related to each of our reportable segments for the year ended December 31, 2011:

	As of December 31, 2011
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non- Banking Financial Services	Columbia	Total
	(in millions of Ch$)
Net interest revenue	39,200	48,382	52,815	17,719	18,975	15,909	-	193,000
Fees and income from services, net	18,862	11,215	22,316	4,182	(408)	4,195	-	60,362
Trading and investment income, net	(4,893)	-	3,703	-	89,078	9,857	-	97,745
Foreign exchange gains (losses), net	16,668	4,961	272	-	(52,302)	3,618	-	(26,783)
Other operating revenue	-	3,049	-	-	-	6,458	-	9,507
Provision for loan losses	(12,699)	(6,625)	(14,660)	(6,756)	-	(14)	-	(40,754)

Gross operational margin	57,138	60,982	64,446	15,145	55,343	40,023	-	293,077

Other income expenses	3,405	429	24	-	-	(3,608)	-	250
Operating expenses	(16,549)	(26,432)	(50,144)	(18,194)	(11,604)	(29,783)	-	(152,706)
Income before tax	43,994	34,979	14,326	(3,049)	43,739	6,632	-	140,621

Average loans	2,798,129	1,212,146	1,616,774	124,211	82,748	138	-	5,834,146
Average investments	-	-	-	-	749,467	-	-	749,467

B.	LIQUIDITY AND CAPITAL RESOURCES

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

In October 2008, the Ministry of Finance shifted US$1 billion in deposits that it had held abroad into local banks during the liquidity crisis to boost liquidity. It also injected US$500 million of new capital into the government-owned BancoEstado and expanded the use of guarantees and funds available through CORFO, its economic development agency, to sustain lending to small and medium-size enterprises. In addition, the Central Bank of Chile began auctions of U.S. dollar deposits (for 30, 60, and 90 days) to banks to boost their liquidity, offering a revolving line of US$500 million. The steps taken to boost domestic liquidity allowed local firms to roll over their debt and interest rates began to fall over the course of 2009. In 2010, the Central Bank of Chile began unwinding some of the extraordinary steps it had introduced in early 2008 to address concerns about liquidity in the financial system, including purchasing currency swaps and executing certain types of repurchase agreements. Still, banks benefit from the standing facility for deposits and liquidity of the Central Bank of Chile.

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

In addition, we believe that we have a distinct advantage with respect to managing our funding costs because our Colombian operations are not dependent on CorpBanca for their funding needs. Our Colombian operations manage their own funding costs in Colombian pesos and, as of December 31, 2013, we do not foresee a need to separately fund our Colombian operations with our capital, reserves or financial investments, including investments in government securities and other financial institutions. On July 29, 2010, we entered into a US$167.5 million senior unsecured syndicated term loan facility with BNP Paribas, as Administrative Agent, and BNP Paribas Securities Corp., Citigroup Global Markets Inc., Commerzbank Aktiengesellschaft, Standard Chartered Bank and Wells Fargo Securities, LLC, as lead arrangers and book-runners. The proceeds of the loan were used mainly to fund our lending activities and for general corporate purposes. On July 24, 2012, we entered into a US$199.4 million two-year senior unsecured term syndicated loan facility with Standard Chartered Bank, HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC, as mandated lead arrangers and book-runners.

On August 1, 2010, we implemented a local bond program for a maximum amount of UF150 million at any time outstanding. Under the local bond program, we are able to issue two types of bonds: (i) senior bonds, up to an aggregate amount of UF100 million, which can be divided into 28 series of senior bonds (from AB to AZ and from BA to BC), with a maturity ranging from 3 to 30 years and an interest rate of 3%, and (ii) subordinated bonds, up to an aggregate amount of UF50 million, which can be divided into 16 series (from BD to BS), with a maturity ranging from 20 to 35 years and an interest rate of 4%. For all the series of bonds that could be issued under the local bond program, the amortization of capital will be made in full at maturity. The principal owed in connection with outstanding senior and subordinated bonds is due at maturity and interest relating thereto is due bi-annually. The objective of the local bond program is to structure the future issuances of debt of CorpBanca in a way that provides for diverse alternatives of placements in order to manage efficiently its outstanding indebtedness. Under the local bond program, in 2010, we issued bonds in the Chilean market in the amount of UF18.8 million (Ch$403,364). In addition, on October 29, 2012 and October 31, 2012, we issued subordinated bonds in the local Chilean market in the aggregate amount of UF6.6 million (Ch$149,779 million). As of December 31, 2013, we had outstanding senior bonds in the aggregate amount of UF65.29 million (Ch$1,521,952 million) and outstanding subordinated bonds in the aggregate amount of UF33.21 million (Ch$774,116 million). See Note 19 to our audited consolidated financial statements included herein.

As of December 31, 2013, we maintained a reserve in liquid assets (mainly consisting of securities issued by the Central Bank of Chile and Treasury Bonds of Colombia’s Government) of Ch$1,302,809 million. In addition, as of December 31, 2013, we maintained sufficient levels of cash and deposits in banks in the amount of Ch$911,088 million to satisfy our wholesale short-term obligations in the amount of Ch$1,257,458 million.

On January 16, 2013, CorpBanca issued US$800 million aggregate principal amount of 3.125% Senior Notes. The net proceeds of this offering were used for general corporate purposes, primarily to fund lending activities.

We continue to actively manage our liquidity through several committees that meet on a daily and weekly basis, as applicable. Our financial risk department also coordinates with management to forecast and manage complex liquidity scenarios.

Capital

As of December 31, 2013, our shareholder’s equity was in excess of that required by Chilean regulatory requirements. According to the Chilean General Banking Law, a bank must have an effective net equity of at least 8% of its risk-weighted assets, net of required reserves, and paid-in capital and reserves (basic capital) of at least 3% of its total assets, net of required reserves. For these purposes, the effective net equity of a bank is the sum of (i) a bank’s basic capital, (ii) subordinated bonds issued by a bank valued at their placement price up to 50% of its net capital base; provided that the value of the bonds shall decrease 20% for each year that lapses during the period commencing six years prior to their maturity and (iii) loan loss allowances in an amount up to 1.25% of a bank’s risk-weighted assets (if the bank has goodwill, this value would be required to be deducted from the calculation of the effective net equity). The calculation of the effective net equity does not include the capital contributions made to subsidiaries of a bank and is made on a consolidated basis rather than on an unconsolidated basis. For purposes of weighing the risk of a bank’s assets, the Chilean General Banking Law considers the following five different categories of assets based on the nature of the issuer, availability of funds, nature of the assets and existence of collateral securing such assets:

Category	Weighting
1	0%
2	10%
3	20%
4	60%
5	100%

Basic capital is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital, except that it generally does not include net income for the period. However, beginning in 2008, the SBIF allowed banks to include net income for the period as basic capital, net of a 30% deduction for minimum dividends accrued.

Reserves

Under the Chilean General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$18,647.6 million or US$35.6 million as of December 31, 2013). However, a bank may begin its operations with 50% of such amount, provided that it has a total capital ratio (defined as effective net equity as a percentage of risk weighted assets) of not less than 12%. When such bank’s paid-in capital reaches UF600,000 (Ch$13,985.7 million or US$26.7 million as of December 31, 2013) the total capital ratio required is reduced to 10%.

The following table sets forth our minimum capital requirements of the dates indicated. See Note 35 to our consolidated financial statements included herein for a description of the minimum capital requirements.

	As of December 31,
	2012	2013
	(in millions of constant Ch$ except percentages)
Net capital base	941.945	1,411,341
3% total assets net of provisions	(446,373)	(567,929)

Excess over minimum required equity	495,572	843,413

Net capital base as a percentage of the total assets, net of provisions	6.33%	7.30%
Effective net equity	1,270,202	1,991,289
8% of the risk-weighted assets	(919,553)	(1,204,683)

Excess over minimum required equity	350,649	786,606

Effective net equity as a percentage of the risk weighted assets	11.05%	13.22%

Financial Investments

The following tables set forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2011, 2012 and 2013. Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held to maturity.

	As of December 31,
	2011	2012	2013
	(in millions of Ch$)
Held-for-trading:

Chilean Central Bank and Government securities:
Chilean Central Bank bonds	9,541	2,543	746
Chilean Central Bank notes	5,613	–	–
Other Chilean Central Bank and Government securities	–	–	9,106

Other National institution securities:
Bonds	2,012	2,102	–
Notes	125,319	28,218	18,582
Other securities	11,102	276	133

Foreign institution securities:
Bonds	840	101,114	326,141
Notes	–	–	–
Other securities	968	3,409	64,443

Mutual funds investments
Funds managed by related organizations	3,420	6,336	12,495
Funds managed by third parties	7,224	15,900	37

Total	166,039	159,898	431,683

	As of December 31,
	2011	2012	2013
	(in millions of Ch$)
Available-for-sale

Chilean Central Bank and Government securities
Chilean Central Bank securities	307,122	329,066	334,718
Chilean Treasury bonds	4,336	69,706	847
Other Government securities	57,480	46,203	21,769

Other financial instruments
Promissory notes related to deposits in local banks	380,284	338,747	78,712
Chilean mortgage finance bonds	1,056	349	313
Chilean financial institutions bonds	41,702	66,231	17,985
Other local investments	44,109	41,019	136,623

Financial instruments issued abroad
Foreign governments and central bank instruments	–	206,296	212,280
Other foreign investments	7,161	14,818	85,840
Impairment provision	–	–	–

Unquoted securities in active markets
Chilean corporate bonds	–	–	–
Other investments	–	–	–
Impairment provisions	–	–	–

Total	843,250	1,112,435	889,087

	As of December 31,
	2011	2012	2013
	(in millions of Ch$)
Held to maturity

Chilean Central Bank and Government securities
Chilean Central Bank securities	–	–	–
Chilean Treasury bonds	–	–	–
Other Government securities	–	–	–

Other financial instruments
Promissory notes related to deposits in local banks	–	–	–
Chilean mortgage finance bonds
Chilean financial institutions bonds	–	–	–
Other local investments	11,580	10,099	8,632

Financial instruments issued abroad
Foreign governments and central bank instruments	–	74,259	93,750
Other foreign investment	10,382	20,619	135,140
Impairment provisions	–	–	–

Unquoted securities in active markets
Chilean corporate bonds	–	–	–
Other investments	–	–	–
Impairment provision	–	–	–

Total	21,962	104,977	237,522

We do not hold securities of any issuer other than the Central Bank of Chile and the Colombian Ministry of Finance, the aggregate book value of which the investment exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

The following table shows interest rates per annum applicable to certain Central Bank of Chile bonds as of the dates indicated:

As of the end of:	Peso- Denominated Five-year bond	Peso- Denominated Ten-year bond	UF- Denominated Five-year bond	UF- Denominated Ten-year bond
2011
January
February	6.53	6.80	2.59	3.17
March	6.38	6.50	2.42	2.88
April	6.26	6.30	2.53
May	6.10	6.22	2.57	2.85
June	6.12	6.21	2.59	2.87
July	5.96	6.06	2.68	2.88
August	5.42	5.45	2.52	2.56
September	4.91	5.05	1.98	2.26
October	4.68	5.00	1.89	2.28
November	5.10	5.41	2.50	2.77
December	4.93	5.20	2.41	2.64

2012
January	4.80	–	–	–
February	5.35	–	–	–
March	5.45	5.87	2.43	2.58
April	5.56	5.67	2.43	2.53
May	5.47	5.48	2.35	2.45
June	5.09	5.37	2.37	2.47
July	5.06	5.18	2.43	2.46
August	5.23	5.22	2.27	2.40
September	5.21	5.27	2.29	2.30
October	5.28	5.32	2.28	2.32
November	5.36		2.44
December

2013
January	–	–	–	–
February	–	–	–	–
March	5.12	5.51	2.50	2.55
April	5.12	5.24	2.45	2.43
May	5.08	5.11	2.36	2.36
June	5.15	5.22	2.18	–
July	5.12	5.22	2.18	2.24
August	5.03	5.19	2.15	2.23
September	5.07	–	2.12	–
October	–	–	–	–
November	–	–	–	–
December	–	–	–	–

Our total financial instruments as a percentage of total assets decreased to 8.9% as of December 31, 2013 due to a 29.3% increase in total assets as a consequence of the Helm Bank Acquisition.

We have implemented some changes aiming to improve our ability to manage our exposure to market and liquidity risks following the guidelines proposed by Basel II and III. A description of the currently applicable limits, as well as information relating to other tools that we employ to manage financial risk, is included herein under “Item 11. Quantitative and Qualitative Disclosures about Financial Risk.”

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2013:

	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
Held-for-trading	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Central Bank and government securities:
Chilean Central Bank securities	–	–	746	4.0	–	–	–	–	746
Chilean Central Bank notes	–	–	–	–	–	–	–	–	–
Others government securities	–	–	9,106	3.3	–	–	–	–	9,106

Other national institution securities:
Bonds	–	–	–	–	–	–	–	–	–
Notes	18,582	0.5	–	–	–	–	–	–	18,582
Other securities	–	–	41	4.6	–	–	92	4.2	133

Foreign institution securities:
Bonds	215,282	4.2	109,091	5.5	66	4.1	1,701	–	326,141
Notes	–	–	–	–	–	–	–	–	–
Other securities	19,796	3.7	44,419	7.3	169	3.2	60	3.1	64,443

Mutual fund investments:
Funds managed by related organizations	12,495	–	–	–	–	–	–	–	12,495
Funds managed by third parties	37	–	–	–	–	–	–	–	37
Total held-for-trading	266,191	3.7	163,403	5.8	235	3.4	1,853	0.3	431,683

	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
Available-for-sale	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Chilean Central Bank and government securities:
Chilean Central Bank securities	102,189	1.3	232,529	4.6	–	–	–	–	334,718
Chilean treasury bonds	–	–	847	4.7	–	–	–	–	847
Other government securities	15,765	3.9	6,094	3.5	–	–	–	–	21,769

Others financial instruments:
Promissory notes related to deposits in local banks	78,402	2.2	310	2.5	–	–	–	–	78,712
Chilean mortgage finance bonds	2	3.3	132	3.5	2	3.6	178	3.9	313
Chilean financial institutions bonds	–	–	17,031	3.3	954	3.4	–	–	17,985
Other local investments	–	–	15,281	5.1	90,845	5.5	30,497	4.0	136,623

Financial instruments issued abroad:
Foreign government and Central Bank instruments	78,339	4.5	50,107	6.7	19,441	5.8	64,393	10.5	212,280
Other foreign investments	9,808	10.4	5,272	12.5	34,271	12.1	36,489	9.2	85,840
Impairment provision	–	–	–	–	–	–	–	–	–

Unquoted securities in active markets
Chilean corporate bonds	–	–	–	–	–	–	–	–	–
Other foreign investments	–	–	–	–	–	–	–	–	–
Impairment provision	–	–	–	–	–	–	–	–	–

Total	284,415	2.9	327,603	4.9	145,513	7.1	131,556	8.6	889,087

	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
Held to maturity	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
(in millions of Ch$, except for percentages)
Chilean Central Bank and government securities:
Chilean Central Bank securities	–	–	–	–	–	–	–	–	–
Chilean treasury bonds	–	–	–	–	–	–	–	–	–
Other government securities	–	–	–	–	–	–	–	–	–

Other financial instruments:	–	–	–	–	–	–	–	–	–
Promissory notes related to deposits in local banks	–	–	–	–	–	–	–	–	–
Chilean mortgage finance bonds	–	–	–	–	–	–	–	–	–
Chilean financial institutions bonds
Other local investments	–	–	8,632	3.4	–	–	–	–	8,632

Financial instruments issued abroad:
Foreign government and Central Bank instruments	52,853	1.3	5,803	–	–	–	35,093	8.4	93,750
Other foreign investments	112,668	2.5	21,368	3.2	1,104	0.04	–	–	135,140
Impairment provision	–	–	–	–	–	–	–	–	–

Unquoted securities in active markets
Chilean corporate bonds	–	–	–	–	–	–	–	–	–
Other foreign investments	–	–	–	–	–	–	–	–	–
Impairment provision	–	–	–	–	–	–	–	–	–

Total	165,521	2.1	35,803	2.7	1,104	0.0	35,093	8.4	237,522

Unused Sources of Liquidity

As part of our liquidity policy, we maintain at all times a diversified portfolio of highly liquid assets that can be quickly monetized, including cash, financial investments and Central Bank of Chile and other government securities.

Working Capital

The majority of our funding is derived from deposits and other borrowings from the public. In the opinion of management, our working capital is sufficient for our present needs.

Liquidity Management

We seek to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated. See “Item 11. Quantitative and Qualitative Disclosures about Financial Risk” for more detailed information relating to the methods we employ in managing our liquidity.

Cash Flow

The tables below set forth information about our main sources and uses of cash. Our subsidiaries do not provide a significant percentage of our consolidated cash flow. No legal or economic restrictions exist on the ability of our Chilean subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations in the Chilean Corporations Law regarding loans to related parties, and dividend payments. In addition, no legal or economic restrictions exist on the ability of our Colombian subsidiaries to transfer funds to us in the form of cash dividends. However, in the case of CorpBanca Colombia, for the following four to five years there is a possibility that shareholders may vote to capitalize such dividends in order to meet new capital adequacy requirements following Basel standards, as they did in respect of 2013 dividends and upcoming 2014 dividends. CorpBanca Colombia and Helm Bank may also transfer funds to CorpBanca in the form of loans, as long as they abide by the regulations in the Colombian financial law regarding loans to related parties. Colombian subsidiaries (other than CorpBanca Colombia and Helm Bank) may not transfer funds to us in the form of loans, due to their limited corporate purpose.

Net Cash (used in) Provided by Operating Activities

	For the Year Ended December 31,
	2011	2012	2013
	(in millions of constant Ch$)
Net cash (used in) provided by operating activities	(182,813)	275,067	222,642

Our net cash provided by operating activities for the year ended December 31, 2013 decreased by 19.1% from Ch$275,067 million in 2012 to Ch$222,642 million in 2013. This decrease in net cash provided by operating activities was mainly due to a decrease in time deposits and other term deposits.

Net Cash Used in Investing Activities

	For the Year Ended December 31,
	2011	2012	2013
	(in millions of constant Ch$)
Net cash used in investing activities	(10,429)	(489,788)	(277,704)

Our net cash used in investing activities decreased from Ch$489,788 million for the year ended December 31, 2012 to Ch$277,704 million for the year ended December 31, 2013. This 43.3% decrease in net cash used in investing activities was mainly due to the acquisition of property, plan and equipment and the consummation of the Helm Acquisition.

Net Cash Provided by Financing Activities

	For the Year Ended December 31,
	2011	2012	2013
	(in millions of constant Ch$)
Net cash provided by financing activities	333,862	413,400	649,518

Our net cash provided by financing activities increased from Ch$413,400 million for the year ended December 31, 2012 to Ch$649,518 million for the year ended December 31, 2013. This 57.1% increase in net cash provided by financing activities was mainly due to the issuance of senior notes and capital injection.

Deposits and Other Borrowings

The following table sets forth our average month-end balance of our liabilities for the years ended December 31, 2011, 2012 and 2013, in each case together with the related average nominal interest rates paid thereon.

	As of December 31,
	2011			2012			2013
	Average Balance	Interest Paid	Average Normal Rate	Average Balance	Interest Paid	Average Normal Rate	Average Balance	Interest Paid	Average Normal Rate
	(in millions of Ch$ except for percentages)
Time deposits	3,999,608	204,618	5.1%	6,639,517	359,641	5.4%	7,055,890	361,643	5.1
Central Bank borrowings	–	–	–	39	–	0.0%	–	–	–
Repurchase agreements	163,649	8,462	5.2%	344,293	15,751	4.6%	269,419	14,736	5.5
Mortgage finance bonds	198,485	15,968	8.0%	161,583	10,999	6.8%	130,991	8,323	6.4
Bonds	1,207,422	92,614	7.7%	1,590,962	97,556	6.1%	2,199,545	119,888	5.5
Other interest bearing-liabilities	1,039,265	13,960	1.3%	2,085,162	22,169	1.1%	2,283,273	44,826	2.0
Subtotal interest-bearing liabilities	6,608,429	335,622	5.1%	10,821,55	506,116	4.7%	11,939,118	549,416	4.6

Non-interest bearing liabilities:
Non-interest bearing deposits	384,818			516,934			1,471,475
Derivates	162,374			204,949			230,679
Other non-interest bearing liabilities	228,155			261,671			380,933
Shareholders’ equity	598,474			911,442			1,376,012
Subtotal non-interest bearing liabilities	1,373,821			1,894,996			3,459,098

Total	7,982,250	335,622		12,716,552	506,116		15,398,216	549,416

Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy. Our most important source of funding is our time deposits. Time deposits represented 59.1% of our average interest bearing liabilities for the year ended December 31, 2013. We continue to place special emphasis on increasing deposits from retail customers, which consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us. Our total checking accounts increased by 210% as of December 31, 2013 compared to December 31, 2012. To the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of letters of credit loans in Chile’s domestic capital markets. Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not currently conduct any significant research and development activities.

D.	TREND INFORMATION

Our net interest income for the year ended December 31, 2013 increased by Ch$457,690 million, or 78.2%, when compared to the year ended December 31, 2012. Generally, our net interest income is positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income is negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Currently, we have more UF-denominated assets than liabilities.

Our operating incomes depend significantly on our net interest income. For the years ended December 31, 2011, 2012 and 2013, net interest income over total operating incomes represented 57.8%, 57.5% and 65.1%, respectively. Changes in market interest rates may affect the interest rates earned on our interest-earning assets and the interest rates paid on our interest bearing liabilities, which may result in a further reduction in our net interest income.

Consolidation in the market, which can result in the creation of larger and stronger competitors, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate and increasing our costs of operation. In addition, we expect to continue to face competition from non-banking financial entities such as department stores, leasing, factoring and automobile finance companies, mutual funds, pension funds and insurance companies.

The following are the most important trends, uncertainties and events that are reasonably likely to affect us or that would cause the financial information disclosed herein not to be indicative of our future operating results or financial condition:

•

uncertainties relating to economic growth expectations and interest rate cycles, especially in the United States, where the high current account deficit of the U.S. economy may translate into an upward adjustment of risk premium and higher global interest rates;

•

the upturn in the Chilean and/or Colombian economies could be weaker than expected. Higher than expected unemployment rates and lower economic growth could increase provision expenses and decrease our rate of loan growth in the future; and

•

uncertainties relating to the passing and/or implementation of the Tax Reform do not allow us to predict its effects. If enacted, these effects are unclear and cannot be calculated at this time; however, there could be an adverse impact on our results of operations.

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

Such commitments are agreements to lend to a customer at a future date, subject to the customer’s compliance with contractual terms. Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these commitments is Ch$4,568,248 million as of December 31, 2013.

Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally US$), as well as open and unused letters of credit. The total amount of contingent loans held off balance sheet as of December 31, 2011, 2012 and 2013 was Ch$1,791,586 million, Ch$2,396,064 million and Ch$2,751,929 million, respectively. Contingent loans are considered in the calculation of risk weighted assets and capital requirements as well as for credit risk reserve requirements (see Note 22 to our consolidated financial statements included herein).

We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding off-balance sheet commitments do not represent an unusual credit risk.

Traditional financial instruments which meet the definition of a “derivative”, such as forwards in foreign currency, UF, interest rate futures currency and interest rate swaps, currency and interest rate options and others, are initially recognized on the balance sheet at their fair value. Fair value is obtained from market quotes, discounted cash flow models and option valuation models, as applicable. For further details of fair value, see Note 8 of our consolidated financial statements included herein.

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

In addition to the scheduled maturities of our contractual obligations which are included under “—Liquidity and Capital Resources—Sources of Liquidity” above, as of December 31, 2013, we also had other commercial commitments which mainly consist of open and unused letters of credit, together with guarantees granted by us in Ch$, UF and foreign currencies (principally U.S. dollars). We expect most of these commitments to expire unused.

The following table includes both the accrued interest and the interest expense projected over time of each contractual obligation as of December 31, 2013. For variable rate debt and interest rate swaps and other derivatives, where applicable, the interest rates upon which we based our contractual obligations going forward are based on the applicable forward curves. For any cross-currency swaps or other derivatives as applicable, the foreign currency exchange rate used was spot.

Contractual Obligations (*)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Ch$)
Time deposits and saving accounts	6,932,920	526,399	59,913	46,218	7,565,450
Deposits and other demand liabilities	1,900,369	1,551,725	-	-	3,452,094
Bank obligations	1,178,894	45,557	33,938	50,176	1,308,565
Investments under repurchase agreements	342,599	-	-	-	342,599
Issued debt instruments	165,862	649,957	854,058	1,556,622	3,226,499
Other financial liabilities	9,490	677	1,120	5,520	16,807
Financial derivative contracts (all speculative and hedging instruments)	(14,506,803)	(19,567)	(29,460)	(34,527)	(14,590,358)
Total contractual obligations	(3,976,668)	2,754,748	919,568	1,624,009	1,321,656

(*)

The variable rates projections are obtained from the FRA rates of the respective projection curves. The parities used to convert the amounts to Chilean pesos correspond to the accounting parities used in the referred date.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

We are managed by our CEO (Gerente General) under the direction of our Board of Directors, which, in accordance with the Company’s By-laws, consists of nine directors and two alternates who are elected at our annual shareholders’ meetings. Members of the Board of Directors are elected for three-year terms. Most of our current members of the Board of Directors were elected on March 7, 2013. Cumulative voting is permitted for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. Our principal executive officers are appointed by the Board of Directors and the CEO of CorpBanca and hold their offices at the discretion of the Board of Directors and the CEO. Scheduled meetings of the Board of Directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the Board of Directors, by one or more directors with the prior approval of the Chairman of the Board of Directors, or by five directors. None of the members of our Board of Directors has a contract or agreement which entitles any director to any benefits upon termination of employment with CorpBanca.

Our current directors are as follows:

Directors	Position	Age
Jorge Andrés Saieh Guzmán	Chairman and Director	43
Fernando Aguad Dagach	First Vice Chairman and Director	54
Jorge Selume Zaror	Second Chairman and Director	62
Rafael Guilisati Gana	Director	60
Julio Barriga Silva	Director	76
Francisco Mobarec Asfura	Director	63
Gustavo Arriagada Morales	Director	60
José Luis Mardones Santander	Director	63
Hugo Verdegaal	Director	64
María Catalina Saieh Guzmán	Alternate Director	31
Ana Beatriz Holuigue Barros	Alternate Director	58

Jorge Andrés Saieh Guzmán became a Director on August 25, 1998. On February 2, 2012, Mr. Saieh Guzmán became the Chairman of our Board of Directors. Mr. Saieh Guzmán also serves as the Chairman of the board of directors for Consorcio Periodístico de Chile S.A., and Vice Chairman of both CorpGroup and the Chilean National Press Association. In addition, Mr. Saieh Guzmán is a member of the board of Corp Group Inmobiliaria S.A and the Vidadeporte foundation. Mr. Saieh Guzmán has also served as the Vice Chairman of the board of AFP Protección, as a member of the board of AFP Provida and as a member of the board of our former affiliate, CorpBanca Venezuela. Mr. Saieh Guzmán also serves similar positions on a variety of different boards. Mr. Saieh Guzmán received a B.A. in Business and Administration and graduated from the Universidad Gabriela Mistral. Mr. Saieh Guzmán holds a Masters in Economics and a Masters in Business and Administration from the University of Chicago. Alvaro Saieh Bendeck is the father of Mr. Saieh Guzmán.

Fernando Aguad Dagach became a Director on June 18, 1996. On February 2, 2012, Mr. Aguad became our First Vice Chairman. Mr. Aguad has previously held similar positions in a variety of institutions including Interbank Perú, Banco Osorno y La Unión and Canal de Televisión La Red. Mr. Aguad is an investor in financial institutions.

Jorge Selume Zaror became a Director on May 23, 2001. On February 2, 2012, Mr. Selume became our Second Vice Chairman. Mr. Selume also serves as director of the board, among others, for Vidacorp S.A., Indisa Clinic, and the Universidad Las Americas. Prior to this, Mr. Selume was a director on the board of directors of Banco Osorno y La Unión, a director of the government budget office of Chile, Chairman of our former affiliate CorpBanca Venezuela and the CEO of CorpBanca between 1996 and 2001. Mr. Selume received a B.A. in Business and Administration and graduated from the Universidad de Chile. Mr. Selume holds a Masters in Economics from the University of Chicago.

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

Julio Barriga Silva became a Director on April 30, 2014. Mr. Barriga previously served on the board of directors of CorpBanca between 1997 and 2012. Mr. Barriga has also served as the Chairman of the Board of Banco Santiago and the Chief Executive Officer of Banco del Estado de Chile. Mr. Barriga is an agricultural engineer and an agricultural economist from the Universidad de Chile.

Francisco Mobarec Asfura became a Director on February 2, 2012. Previously, Mr. Mobarec served as a manager in the area of corporate risk at BancoEstado (2003-2006) and Banco Santiago (1999-2002), among others.

Mr. Mobarec has previously served as a member of the audit committee of Central Bank of Chile (2007-2012) and a member of the board of directors of Factoring Penta S.A. (2008-2010), Empresa de Correos de Chile (2003-2006) and Banco Estado S.A. Administradora General de Fondos (2003-2006), among others. He received a B.A. in Business and Administration and an Accounting Auditor degree from the Universidad de Chile.

Gustavo Arriagada Morales became a Director on September 28, 2010. Mr. Arriagada previously served as the Superintendent of Banks and Financial Institutions. He received a B.A. in Business and Administration and an Economics degree from the Universidad de Chile.

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

María Catalina Saieh Guzmán became an Alternate Director on February 2, 2012. Ms. Saieh previously served as Cultural Associated and Opinion Associated Editor at La Tercera Newspaper. She has been a Member of the Board of CorpVida Insurance Company since 2009 and became its Chairman in 2011. Ms. Saieh was also Vice-Chairman of the Board of Consorcio Periodístico de Chile S.A. (COPESA) during 2007. In 2010, she became Chairman of the Board of Fundación Descúbreme and Chairman of the Board Fundación Educacional Colegio El Golf. Ms. Saieh is a Member of the Board of Fundación CorpArtes. Ms. Saieh holds a B.A. in English and a M.A. in Literature from Pontificia Universidad Católica de Chile. She also holds a M.B.A. from the University of Chicago, Booth School of Business.

Ana Beatriz Holuigue Barros became an Alternate Director on August 30, 2011. Previously, Ms. Holuigue was a professor at the Universidad Católica de Chile and served various roles at COPEC. She currently serves on the board of directors of Grupo de Radios Dial, Copesa and Supermercados de Chile S.A., among others. She received a B.A. in Business and Administration from the Universidad Católica de Chile.

Our Executive Officers as of December 31, 2013 are as follows:

Executive Officer	Position	Age
Fernando Massú Tare	Chief Executive Officer	56
Eugenio Gigogne Miqueles	Chief Financial Officer	49
José Francisco Sánchez Figueroa	Director – Wholesale banking	59
Cristián Canales Palacios	Director – Legal Services & Control	49
Richard Kouyoumdjian Inglis	Director – Shared Services	48
Armando Ariño Joiro	Director – Strategic Projects	48
Jorge Hechenleitner Adams	Division Head – Wealth Management	56
Gerardo Schlotfeldt Leighton	Division Head – Banco Condell	53
Oscar Cerda Urrutia	Division Head – Companies & SME & Retail Banking	57
Pedro Silva Yrarrázaval	Division Head – International and Finance	53
María Gabriela Salvador Broussaingaray	Division Head – Products & Distribution Channels	44
Jorge Garrao Fortes	Division Head – Retail Credit Risk	41
José Brito Figari	Division Head – Commercial Credit Risk	52
Patricia Retamal Bustos	Division Head – Synergies	41
Pablo Jeréz Hanckes	Manager – Planning & Development	32
Rodrigo Oyarzo Brncic	Division Head – Corporate & Large Companies	42
Ricardo Torres Borge	Division Head – Real Estate	48
Rodrigo Arroyo Pardo	Division Head – Treasury	42
Gerardo Reinike Herman	Division Head – Financial Products	43
Andrés García Lagos	Division Head – Assets Management	36
Pablo de la Cerda Merino	Division Head – Legal Services	55
Marcela Leonor Jiménez Pardo	Division Head – Human Resources	38
Américo Becerra Morales	Division Head – Operations	52
María Eugenia de la Fuente Núñez	Division Head – Quality, Transparency & Customer Service	49
Cristián Guerra Bahamondes	Division Head – IT	37
José Manuel Mena Valencia	Comptroller Division Head*	58
Felipe Cuadra Campos	Compliance Division Head*	39
Fernando Burgos Concha	General Manager – New York Branch	60
Jaime Munita Valdivieso	Chief Executive Officer – Banco CorpBanca Colombia	44

*	Each of José Manuel Mena Valencia and Felipe Cuadra Campos reports to the Audit Committee and coordinates with senior management through the Director of Legal Services & Control.

Fernando Massú Tare became the CEO in February 2012. Mr. Massú previously served as a Director and Second Vice Chairman of our Board of Directors from October 15, 2009 until January 24, 2012. Prior to this, Mr. Massú served as Group Corporate Director of CorpGroup (2008). Previously, he held the position of Global Wholesale Banking Director at Banco Santander-Chile from 1995-2007. Between 1992 and 1995, Mr. Massú had management positions within the Santander Group in Portugal and Canada. From 1982 to 1992, Mr. Massú worked as General Manager Citicorp Chile Agencia de Valores. Mr. Massú received a B.A. in Business and Administration from Universidad Adolfo Ibañez and attended a Professional Management Course at Harvard University.

Eugenio Gigogne Miqueles became CFO of CorpBanca in April 2010. Previously, he had served as head of the market risk department. Before joinin at CorpBanca in 2009, Mr. Gigogne was the CFO at Scotiabank — Chile for eight years. Mr. Gigogne received a B.A. in Business and Economics from the Universidad de Chile and a M.B.A. from Tulane University, USA.

José Francisco Sánchez Figueroa became Director of Wholesale Banking in March 2012. Previously, he served as the Division Manager of CorpBanca since October 2009. Mr. Sánchez served as Deputy Head Large Companies and Corporate at CorpBanca, as well as other postings within the area (1996-2009). Mr. Sánchez received a B.A. in Business and Economics from the Universidad Católica de Chile.

Cristián Canales Palacios became Director of Legal Services & Control in March 2012. Mr. Canales also served as Interim CEO from December 29, 2011 to February 5, 2012 following the resignation of Mario Chamorro Carrizo. Previously, he served as Division Manager of Legal Services from 2003 to 2012. Mr. Canales served as our Legal Services Manager from 2002 to February 2003 and as Senior Attorney from 1996 to 2001. From 1989 to 1996, Mr. Canales served as an Attorney for Banco Osorno y La Unión. Mr. Canales received a law degree from the Universidad de Chile.

Richard Kouyoumdjian Inglis became Director of Shared Services in March 2012. He previously served as the CFO and Chief Administrative Officer for the South American, Caribbean and Central America regions of Citigroup. Mr. Kouyoumdjian received a BSC in Naval Weapons Engineering from the Academia Politécnica Naval and a M.B.A. from the Universidad Católica de Chile. He also attended postgraduate studies at the Universities of Chicago and Cornell.

Armando Ariño Joiro became Director of Strategic Projects in December 2013. Previosuly he served as the Division Head of IT since 2008. In 2008, the Operations Division merged with Information Technology creating the new Division Operations and Technology. From November 2000 to 2008, Mr. Ariño served as Division Manager of Information Technology. From 1995 to 2000 he served as the Information Technology Senior Consultant of Coinfin (Colombia) and from 1993 to 1995 he served as the Information Technology Manager of Finasol (Colombia). Mr. Ariño received an undergraduate degree in Information Technology Civil Engineering with a specialization in Banking from the Universidad INCCA in Colombia.

Jorge Hechenleitner Adams became Division Head of Wealth Management in January 2012. Previously, he served as Head of Private Banking (Nobel y Prime) at Banco Santander-Chile for five years. His highest title at Banco Santander-Chile was Manager of Subsidiaries division with 300 offices under his supervision. Mr. Hechenleitner received a B.A. in Business Administration from the Universidad Austral de Chile.

Gerardo Schlotfeldt Leighton became Division Head of Banco Condell in June 2010 and as Division Head of Retail Banking in January 2011. Previously, he served as CEO of Banco Paris. Mr. Schlotfeldt received an undergraduate degree in Industrial Civil Engineering from the Universidad Católica de Chile.

Oscar Cerda Urrutia became the Division Head of Companies & SME & Retail Banking in June 2008. Mr. Cerda previously served as CEO of Banco Ripley. Mr. Cerda received a B.A. in Business and Administration from the Universidad de Concepcion.

Pedro Silva Yrarrázaval became Division Head of International and Finance in October 2006. Mr. Silva previously served as CEO of our subsidiary CorpBanca Administradora General de Fondos S.A. (Asset Management). Mr. Silva received a B.A. in Business and Administration from the Universidad de Chile. Mr. Silva also received a M.B.A. from the University of Chicago.

María Gabriela Salvador Broussaingaray has served as the Division Head of Products & Distribution Channels since August 2012. Between April and July 2012, Ms. Salvador was the Division Head of Customer Service. Previously, she had the same responsibility in Banco de Chile. Ms. Salvador received a B.A. in Business and Economics from the Universidad de Chile and has more than 18 years of experience in the financial sector.

Jorge Garrao Fortes became Division Head of Retail Credit Risk in September 10, 2010. He has over 14 years of experience in the financial market. Mr. Garrao received an undergraduate degree in Industrial Civil Engineering from the Universidad de Chile.

José Brito Figari became Division Head of Commercial Credit Risk in June 2011. Previously, Mr. Figari served as Manager of Commercial Credit Risk from 2008 to 2011. Mr. Brito received a B.A. in Business and Administration from Universidad Adolfo Ibáñez.

Patricia Retamal Bustos became Division Head of Synergies in January 2012. She has been with CorpBanca for four years, first as Manager of Corporate Banking. Ms. Retamal has 17 years of experience working at banks in the commercial credit risk and Large Companies and Corporations areas, including five years working at Banco Santander-Chile and eight years at Banco de Chile. Ms. Retamal received a B.A. in Business and Administration from the Universidad de Santiago de Chile.

Pablo Jeréz Hanckes has served as Planning and Development Manager since July 2011. Prior to joining CorpBanca, Mr. Jerez served as Project Leader at The Boston Consulting Group, where he specialized in the financial services industry in a broad range of topics including strategy, organizational design and commercial efficiency, and was involved in projects in Chile, Argentina, Peru and Australia. Pablo received a B.A. in Business and Administration from P. Universidad Católica de Chile and a MBA from Harvard Business School.

Rodrigo Oyarzo Brncic became Division Head of Corporate and Large Companies in January 2012. Previously, he served as Manager of Structured Business from January 2009 to December 2011. Mr. Oyarzo received a B.A. in Business and Administration from the Universidad de Santiago.

Ricardo Torres Borge became Division Head of Real Estate in March 2012. Previously, he worked in Banco Santander’s Investment Banking area for sixteen years under the following positions: Investment Funds Director, General Manager of Santander S.A. Administradora de Fondos de Inversión, Head of Real Estate Investment Banking Latam, Head of Structured Finance, Head of Corporate, Investment Banking and M&A , and Head of Equities. He was also in charge of Euroamérica’s Corporate Finance area for one year in 2011. Mr. Torres received an undergraduate degree in Commercial Engineering/accountants from Pontificia Universidad Católica de Chile.

Rodrigo Arroyo Pardo became Division Head of Treasury in March 2012. Prior to his new role, he served as Manager of Large Companies, Corporate & Real State of CorpBanca. Mr. Arroyo has been with CorpBanca since

2005 when he worked as an Assistant Manager of Investments in Local Currency. He was later named Manager of Trading in 2007. Previously, Mr. Arroyo worked for Grupo Santander for seven years and Metlife for five years. Mr. Arroyo received a B.A. in Business and Administration from the Universidad de Santiago de Chile and a M.B.A. from the Universidad Adolfo Ibáñez.

Gerardo Reinike Herman became Division Head of Financial Products in December 2013. Prior to his new position he served as Manager of Financial Products since December 2008 with the responsability over the sales force of Money Desk of CorpBanca. Previously, Mr. Reinike worked for 12 years at the Money Desk at Banco Santander Chile in different positions. Mr. Reinike has B.A. in Business and Administration from Universidad Andrés Bello.

Andrés García Lagos became Division Head of Assets Management in January 2012. Previously, he served as the Chief Investment Officer of BBVA Asset Management AGF. Mr. Garcia received a B.A. in Industrial Engineering from the Pontificia Universidad Católica de Chile and a Masters in Finance from the London Business School.

Pablo de la Cerda Merino has served as the Division Head of Legal Services since has served as Division Manager of Legal Services of CorpBanca since April 2012. Previously he has served as a Chief Legal Counsel of the bank since July 1996. From 1992 to 1996, Mr. De la Cerda has served as a Chief Legal Counsel at Banco Osorno y La Unión, and previously he served as legal counsel in the legal department of several Chilean banks. Mr. De la Cerda received a law degree from Universidad de Chile and an Executive LLM from Universidad del Desarrollo.

Marcela Leonor Jiménez Pardo became Division Manager of Human Resources in July 2012. Previously, she served in the Global Banking Consulting Group at Banco de Chile from 2008 to 2012. Ms. Jiménez received an undergraduate degree in Philology from the Pontificia Universidad Católica de Chile. She also holds a postgraduate degree in Human Resources Management from the Adolfo Ibáñez.

Américo Becerra Morales became Division Head of Operations in April 2012. Previously, he served as Manager of Technology, and Global Operations at Banco Santander-Chile. Mr. Becerra has over 20 years of professional experience in the financial sector. He currently serves as an Alternate Director for the Association of Mutual Funds and the chairman of the Committee of Financial Operations of the Association of Banks and Financial Institutions. Mr. Becerra is the former chairman of the Audit Committee of the Central Securities Depository (DCV) and former chairman of the Operations and Technology Committee at the DCV. He also previously served as Director and Chairman of Santander S.A. Agente de Valores. Mr. Becerra received his auditor license at the Universidad de Santiago, a B.A. from the Universidad Católica de Chile, a M.B.A. from the Executive Development Institute and a Professional Development Degree from the Universidad de los Andes.

María Eugenia de la Fuente Núñez has served as the Division Head of Quality, Transparency & Customer Services since March 2013. Ms. De la Fuente was previously the Vice Minister of Secretary General of Government. She received a B.A. in Business and Administration from Universidad de Chile. She also holds a postgraduate degree in Tax Planning and Management from University Adolfo Ibáñez.

Cristian Guerra Bahamondes became the Division Head of IT in October 2013. Previously he served as Chief Operational Risk and Information Security since May 2010. Previously he served as Chief Information Security Officer Since September 2008. Mr. Guerra began working at CorpBanca in 1998 in different positions in the area of information technologies. Mr. Guerra received B.A computer engineer from the Universidad de Ciencias de la Informática. Mr. Guerra also received a Masters in Business and Administration from the Universidad Federico Santa María. Mr. Guerra also received a Masters degree in Information Technology from the Universidad Federico Santa María.

José Manuel Mena Valencia became our Comptroller Division Head in March 2008. From 1995 to 2008 Mr. Mena served as the CEO at BancoEstado. Previously, he was CFO at Banco Osorno y La Union. Mr. Mena received an undergraduate degree in Industrial Civil Engineering. Mr. Mena also received a Masters in Economics from the Universidad de Chile.

Felipe Cuadra Campos became Chief Compliance Officer in October, 2013. Previously, he served as Corporate Attorney at CorpGroup Holding from 2010 to 2013 and as Senior Attorney at CorpBanca from 2006 to

2009. Between 2002 to 2005 Mr. Cuadra served as the Attorney at CorpBanca. Mr. Cuadra received a law degree from the Universidad Gabriela Mistral (Chile) and also received a Master of Laws in Taxation from Universidad Adolfo Ibáñez (Chile).

Fernando Burgos Concha became General Manager of CorpBanca´s New York Branch in June 2010. Previously, Mr. Burgos served as Manager of the International Area of CorpBanca for a period of seven years. Previously, he held several positions within CorpBanca and its parent, Corp Group Banking S.A. Mr. Burgos received a Bachelor of Science in Management from the US Air Force Academy, Colorado Springs USA.

Jaime Munita Valdivieso became CEO of Banco CorpBanca Colombia in May 2012. Previously, Mr. Munita worked for Grupo Santander Chile from 1997 to 2008, where he served as Manager at the Santander Chile Securities Agency, as Area Chief at Banco Santander Chile and as Fund Manager at Santander Asset Management. He also previously served as a direct advisor to CorpBanca, and currently serves as a member of the Banco CorpBanca Colombia Board of Directors. Mr. Munita received an undergraduate degree in Commercial Engineering from the Universidad de Finis Terrie and a Master of Business Administration from the Universidad Alfonso Ibáñez.

B.	COMPENSATION

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the individual compensation of our directors or officers. For the year ended December 31, 2013, we paid fees to each of our directors in the amount of UF100 per month and the chairman UF600 per month. No amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers. In the ordinary shareholders’ meeting held on March 13, 2014, the Board of Directors agreed to continue to pay each director UF100 per month and the chairman UF600 per month. We also engage in transactions with companies controlled by certain of our directors under the applicable requirements of the Chilean Corporations Law. See “Item 7.B. Related Party Transactions”. In 2013, we paid our senior management and Directors-Audit Committee members an aggregate of Ch$17,353 million. Chilean law does not require us to have a compensation committee.

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

Pursuant to the provisions of our bylaws, the members of the board are generally renewed every three years, based on length of service and according to the date and order of their respective appointments.

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

Alejandro Ferreiro Yazigi has been a member of the Audit Committee (formerly the Directors-Audit Committee) since 2010. Mr. Ferreiro previously had a career in the Chilean public sector, where he served as Minister of Economics between 2006 and 2008. Mr. Ferreiro also served as Superintendent of Securities and Insurance (2003-2006), Superintendent of Pension Funds (2000-2003) and Superintendent of Social Security Health Plans (ISAPRES). He is currently a director of several public listed companies in Chile, including Madeco S.A., E.CL S.A. (formerly Empresa Eléctrica del Norte Grande S.A.), Essbio S.A., Esval S.A. and Compañía de Seguros CorpVida S.A. Mr. Ferreiro was also appointed as a member of the Counsel for Transparency by President Bachelet and approved by 2/3 of the Senate to serve a 6 year term (2008-2014). Mr. Ferreiro received a law degree from the Universidad de Chile and received a Masters degree from the University of Notre Dame.

Juan Echeverría González has been a member of the Directors Committee and the Audit Committee (formerly the Directors-Audit Committee) since 2012. Mr. Echeverría currently serves as Corporate Chief Compliance Officer at CorpGroup. He was previously in charge of Deloitte’s audits of Banco Osorno, BBVA, Banco del Desarrollo, Banco Internacional, Financiera Condell, Banco CorpBanca Venezuela, and of several services provided to such financial institutions from 1993 to 2012. Mr. Echeverría is currently a director and a member of the audit committee of Compañía Minera San Gerónimo, CorpGroup Activos Inmobiliarios S.A., CorpBanca Colombia and Helm Colombia, and an advisor to the Board of Directors and Audit Committee of Copesa. He has participated in several local and international seminars regarding corporate governance, restructurings and business acquisitions. Mr. Echeverría received B.A. in Accounting from Universidad de Chile and received a two Masters degree from the Universidad Adolfo Ibáñez.

In May 2003, the SBIF adopted a resolution requiring that, beginning in January 2004, all Chilean banks must establish an Audit Committee composed of two or more members, two of whom must be directors appointed by the Board of Directors. As previously mentioned our Audit Committee complies with this requirement.

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

The Directors Committee’s and the Audit Committee’s responsibilities are, among others:

•

reviewing the reports of the internal and external auditors, the balance sheet and any other financial statements presented by the administration to the shareholders, and to sign-off on it prior to its presentation to the shareholders for approval;

•	recommending external auditors and rating agencies to the Board of Directors;
•	reviewing operations with related parties and reporting to the Board of Directors;
•	reviewing the compensation plans of executive officers and principal officers;
•	examining the systems of remuneration and compensation plans for managers, senior executives and employees of the Company;
•	preparing an annual report about its activities, including its main recommendations to shareholders;

•	other duties required by our by-laws, a shareholders meeting and our Board of Directors;
•	proposing external auditors to the Board of Directors or the Directors Committee;
•	proposing rating agencies to the Board of Directors or the Directors Committee;
•	analyzing and supervising the activities, organizational structure and qualifications of our internal auditing staff, who report directly to the Audit Committee;
•	analyzing rating agencies’ reports and their content, procedures and scope;
•	approving the audit plan for us and our affiliates;
•	reviewing audits and internal reports;
•	coordinating with internal and external auditors;
•	reviewing annual and interim financial statements and informing the Board of Directors of the results of such reviews;
•	reviewing the reports, procedures and extent of the work of external auditors;
•	reviewing the procedures and content of reports from external risk evaluators;
•	discussing the effectiveness and reliability of internal control procedures;
•	reviewing the performance of information systems, their sufficiency, reliability and use in decision making;
•	discussing the observance of internal regulations related to compliance with laws and regulations;
•	reviewing and deliberating on issues related to conflicts of interests;
•	investigating suspected fraudulent activities;
•	reviewing the inspection reports, instructions and presentations from the SBIF;
•	reviewing compliance with the annual program of internal auditing;
•	informing the Board of Directors of any change in accounting principles and its effects; and
•

other duties of the Audit Committee as needed, including: (i) reviewing procedures to detect money-laundering; (ii) asking internal auditors to perform specific tasks; (iii) making recommendations on specific tasks to external auditors, and (iv) intervening in any other situation where intervention is warranted in the committee’s discretion.

The Directors Committee and the Audit Committee have charters that establish their composition, organization, objectives, duties, responsibilities and extension of their activities. The SBIF requires the Directors Committee and the Audit Committee to meet at least every four months and to provide an annual written report to the Board of Directors informing it of their activities. The report must also be presented to the annual shareholders’ meeting. According to their charter, the Directors Committee and the Audit Committee each meet twice per month.

OTHER COMMITTEES

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee

This committee is in charge of preventing money laundering and terrorism financing. Its main purposes include planning and coordinating activities to comply with related policies and procedures, staying informed about work carried out by the Compliance Officer and making decisions on any improvements to control measures proposed by the Compliance Officer. This committee is comprised of one director, the CEO, the Legal and Control Director, one Area Manager and the Compliance Officer. This committee has the authority to request attendance from any executives or associates that it deems necessary. The committee has regular monthly meetings and holds extraordinary sessions when considered appropriate by any of its members.

Compliance Committee

The purpose of this committee is to monitor compliance with our Codes of Conduct and other complementary rules, establish and develop procedures necessary for compliance with these codes, interpret, administer and supervise compliance with these rules and resolve any conflicts that may arise. This committee is comprised of one director; the CEO; the Legal and Control Director; the Human Resources and the Compliance Officer.

D.	EMPLOYEES

As of December 31, 2013, on a consolidated basis, we had 7,298 employees. Approximately 33.4% of our employees were unionized as of December 31, 2013. All management positions are held by non-unionized employees. We believe that we have good relationships with our employees and the unions to which some of our employees belong.

As of December of each of the years ended 2011, 2012 and 2013, we had 3,461, 5,163 and 7,298 employees, respectively, on a consolidated basis.

The table below shows our employees by geographic area:

	Year ended December 31,
	2011	2012	2013
Chile	3,443	3,574	3,724
Colombia	-	1,566	3,548
United States	18	23	26

E.	SHARE OWNERSHIP

Mr. Saieh Bendeck together with his family maintains an indirect ownership of 75.6% of Corp Group Banking S.A. In addition, Mr. Saieh Bendeck with his family are indirect holders of 100% of the ownership rights of Saga and also of RCC Fondo de Inversión Privado. As of the date hereof, Corp Group Banking S.A. and Compañía Inmobiliaria y de Inversiones Saga S.A., controlled by Mr. Saieh Bendeck, beneficially own approximately 45.26%, and 6.15% of our outstanding shares, respectively.

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

Our only outstanding voting securities are our common shares. As of December 31, 2013, we had 340,358,194,234 common shares outstanding.

At the extraordinary shareholders meeting held on January 15, 2013, CorpBanca’s shareholders approved the following matters related to the extraordinary shareholders meeting held on November 6, 2012: (i) to preferentially offer shareholders 47,000,000,000 common shares with no par value, and (ii) set the period to exercise the preferential right on these shares from January 16 to February 14, 2013.

All of the common shares offered were subscribed for a total amount of Ch$291,168 million. This amount is comprised of Ch$143,225 million in capital and Ch$147,843 in reserves.

The following table sets forth information with respect to the record and beneficial ownership of our capital stock as of May 15, 2014, except treasury shares which have been included in the table below:

Stockholder	Number of Shares	Percentage of total share capital	Number of Votes	Percentage of Voting and Dividend rights
Corp Group Banking S.A.(1)(2)	154,043,852,909	45.26%	154,043,852,909	45.26%
Compañía Inmobiliaria y de Inversiones Saga S.A.(2)(3)	20,918,589,773	6.15%	20,918,589,773	6.15%
Compañía de Seguros CorpVida S.A.	-	-	-	-
Compañía de Seguros CorpSeguros S.A.	-	-	-	-
Other investment companies	-	-	-	-

Total Saieh Group	174,962,442,682	51.41%	174,962,442,682	51.41%

IFC	17,017,909,711	5.00%	17,017,909,711	5.00%

Sierra Nevada Investment Chile Dos Ltda. (Santo Domingo Group)	9,817,092,180	2.88%	9,817,092,180	2.88%

ADRs holders and foreign investors	55,282,341,695	16.24%	55,282,341,695	16.24%
AFPs (Administradoras de Fondos de Pensiones)	4,550,665,639	1.34%	4,550,665,639	1.34%
Securities Brokerage	29,576,716,210	8.69%	29,576,716,210	8.69%
Insurance Companies(4)	15,345,873,199	4.51%	15,345,873,199	4.51%
Other minority shareholders(5)	33,805,152,918	9.93%	33,805,152,918	9.93%
Other shareholders	138,560,749,661	40.71%	138,560,749,661	40.71%

Total	340,358,194,234	100%	340,358,194,234	100%

(1)

As of December 31, 2013, CorpGroup directly owned 100% of the outstanding capital stock of Corp Group Banking S.A., or CGB. ICGI is controlled by Mr. Saieh Bendeck who, together with his family, indirectly owns a majority of its voting stock.

(2)	Mr. Saieh Bendeck and his family are deemed to have beneficial ownership of these common shares.
(3)	Saga, is indirectly controlled by Mr. Saieh Bendeck and his spouse. Accordingly, beneficial ownership of Saga’s shares is attributed to Mr. Saieh Bendeck and his spouse.
(4)	Since November 2013, Insurance Companies category includes CorpVida and CorpSeguros (3.02%) which are no longer controlled by the Saieh Group.
(5)	Includes Moneda’s funds with a total of 3.75% ownership.

On November 21, 2003, CGB completed the offering and sale of 5,287,726 ADSs, representing an aggregate of 26,438,630,000 common shares, or 5,000 common shares per ADS, in a transaction exempt from the registration requirements of the Securities Act pursuant to Rule 144A and Regulation S thereunder. Concurrently with the ADSs offering, Corp Group Banking S.A. completed a public offering and sale of 26,438,637,013 common shares in Chile. In October 2004, we conducted a public offering of ADSs in exchange for ADSs that had been issued pursuant to Rule 144A. Also, on November 1, 2004, our ADSs were listed on the New York Stock Exchange.

As of December 31, 2013, ADR holders (through the depositary) held approximately 16.21% of our total common shares, represented by one registered shareholder. The remaining 83.79% of our total shares were held locally, in Chile, represented by 285,180,730,187 local and foreign shareholders. All of our shareholders have identical voting rights.

B.	RELATED PARTY TRANSACTIONS

GENERAL

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. The Chilean Corporations Law requires that our transactions with related parties be in our interest and also on an arm’s-length basis or on similar terms to those customarily prevailing in the market. We are required to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. In the event that the transaction is not within the ordinary course of business, prior to its effectiveness, the Directors Committee must prepare a report describing the conditions of the operation and present it to the Board of Directors for its express approval. Directors of companies that violate this provision are liable for the resulting losses. Under the Chilean General Banking Law, transactions between a bank and its affiliates are subject to certain additional restrictions.

Under the Chilean Corporations Law, a “related transaction” is deemed to be any operation between the corporation and (i) one or more related persons under Article 100 of the Securities Market Act (see below), (ii) a director, manager, administrator, principal officer or liquidator of the corporation, by him/herself or on behalf of persons other than the corporation, or their respective spouses or blood or marriage relatives to the second degree, (iii) an entity of which any of the persons indicated in the previous numeral is the direct or indirect owner of ten percent or more of its capital or a director, manager or officer, (iv) a person or entity determined as such by the by-laws of the corporation or the board committee, and (v) an entity in which a director, manager, administrator, principal officer or liquidator of the corporation, has acted in any of those capacities during the immediately previous 18 months.

Article 100 of the Securities Market Act provides that the following persons are “related” to a company: (i) the other entities of the business conglomerate to which the company belongs, (ii) parents, subsidiaries and equity-method investors and investees of the company, (iii) all directors, managers, officers and liquidators of the company and their spouses or blood relatives to the second degree, or any entity controlled, directly or indirectly, by any of the referred individuals, (iv) any person that, by him/herself or with other persons under a joint action agreement, may appoint at least one member of the management of the company or controls ten percent or more of the capital or voting capital of a stock company and (v) other entities or persons determined as such by the SVS. A publicly-traded corporation may only enter into a related transaction when its aim is to contribute to the corporate general interests, its conditions are set at arms’ length and the corporation has followed the procedure indicated in the Chilean Corporations Law. The procedure to approve a related transaction can be summarized as follows: (i) the directors, managers, administrators, principal officers and liquidators involved in the potential transaction must give notice thereof to the board (these persons are obligated to disclose their interest in the transaction and their reasons to justify the convenience of the transaction for the corporation, both of which must be informed to the public), (ii) the absolute majority of the board – excluding any director involved in the transaction – must approve the transaction, (iii) the approval given by the board must be informed to the next shareholders’ meeting, (iv) if the directors involved in the transaction form the majority of the board, the transaction may only be approved by the unanimity of the remaining directors or by two-thirds of the issued voting shares in the corporation in a shareholders’ meeting, and (v) where the approval of the shareholders’ meeting is required, the board will request an independent appraiser to submit to the shareholders the conclusions regarding the conditions of the transaction.

These rules are not applicable to non-material transactions in terms of amounts involved, transactions included in the ordinary course of business of the corporation, according to the policies approved by the board and transactions with another entity of which the corporation owns at least 95% of its shares or rights.

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

As of December 31, 2011, 2012 and 2013, loans to related parties totaled Ch$87,950 million, Ch$170,957 million and Ch$364,424 million, respectively, and related party receivables, other than loans, totaled Ch$22,022 million, Ch$47,251 million and Ch$27,325 million, respectively. See Note 33 to our financial statements for a more detailed accounting of transactions with related parties.

LOANS TO RELATED PARTIES

As of December 31, 2011, 2012 and 2013, loans to related parties were as follows:

	2011
	Operating Companies	Investment Companies	Individuals(1)
	(in millions of constant Ch$)
Loans and receivables to customers
Commercial loans	83,374	2,509	1,012
Mortgage loans	-	-	6,105
Consumer loans	4	-	819
Loans and receivables to customers - gross	83,378	2,509	7,936
Provision for loan losses	(5,866)	-	(7)

Loans and receivables to customers, net	77,512	2,509	7,929

Other	8,930

	2012
	Operating Companies	Investment Companies	Individuals(1)
	(in millions of constant Ch$)
Loans and receivables to customers
Commercial loans	138,675	13,682	791
Mortgage loans	-	-	16,231
Consumer loans	817	-	6,337
Loans and receivables to customers - gross	139,492	13,682	23,359
Provision for loan losses	(5,023)	(201)	(352)

Loans and receivables to customers, net	134,469	13,481	23,007

Other	9,627	-	2,468

	2013
	Operating Companies	Investment Companies	Individuals(1)
	(in millions of constant Ch$)
Loans and receivables to customers
Commercial loans	161,421	193,076	1,915
Mortgage loans	-	-	16,267
Consumer loans	-	-	4,956
Loans and receivables to customers - gross	161,421	193,076	23,138
Provision for loan losses	(2,334)	(10,792)	(86)

Loans and receivables to customers, net	159,087	182,284	23,053

Other	71,457	332	2,166

(1)	Includes debt obligations that are equal to or greater than UF 3,000 indexed-liked units of account, equivalent to Ch$69.9 million as of December 31, 2013.

All loans to related parties were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. During 2011, 2012 and 2013, and in accordance with IFRS, the largest amounts of related party loans outstanding amounted to Ch$112,812 million, Ch$173,625 million and Ch$435,106 million, respectively. The Ch$261,481 million increase in 2013 is mainly due to the expansion of the general criteria for the definition of ‘related groups’ and the allocation of the entities and individuals related thereto established by the Chilean regulator as of November 2013.

OTHER TRANSACTIONS WITH RELATED PARTIES

During 2011, 2012 and 2013, we had the following income (expenses) from services provided to (by) related parties:

	Year ended December 31,
	2011	2012	2013
Company	Income (expenses)	Income (expenses)	Income (expenses)
	(in millions of nominal Ch$)
Inmobiliaria Edificio Corp Group S.A.	(2,357)	(2,552)	(2,740)
Transbank S.A	(2,367)	(2,492)	(2,430)
Corp Group Interhold, S.A. and CorpGroup Holding Inversiones Limitada	(1,993)	(2,396)	(2,632)
Redbanc S.A.	(1,442)	(1,539)	(1,782)
Proservicen S.A.	(1,032)	(1,438)	(1,508)
Recaudaciones y Cobranzas S.A.	(985)	(1,217)	(971)
Operadora de Tarjeta de Crédito Nexus S.A.	(900)	(916)	(846)
Fundación Corpgroup Centro Cultural	(2,203)	(624)	(736)
Fundación Descúbreme	–	(66)	(80)
Compañía de Seguros Vida Corp. S.A.	(281)	(362)	(318)
Empresa Periodística La Tercera S.A.	(244)	(183)	(163)
SMU S.A. Rendic Hnos S.A.	(1,447)	(1,726)	(1,928)
CorpBanca Investment Valores S.A. Comisionista de Bolsa	–	765	(58)
CorpBanca Investment Trust S.A. Sociedad Fiduciaria	–	984	146
Helm Bank S.A.	–	–	311
Asesorías Santa Josefina Ltda.	(151)	(147)	–
Inmobiliaria e Inversiones Boquiñeni Ltda.	(58)	–	–
Inmobiliaria e Inversiones B y F Limitada	(1,441)	–	–

	(17,078)	(14,173)	(15,735)

These transactions were carried out on terms normally prevailing in the market at the date of the transaction.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.            FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 17. Financial Statements”.

LEGAL PROCEEDINGS

We have been named as a defendant in shareholder litigation captioned Cartica Management, LLC, et al. v. Corpbanca S.A., et al., which was commenced on April 1, 2014, in the United States District Court for the Southern District of New York. Plaintiffs include minority shareholders, who own ADRs and other common shares. Other defendants include our directors and alternate directors, our CEO and CFO, CorpGroup, Saga and Mr. Saieh Bendeck. Plaintiffs allege that all defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, that certain individual defendants and CorpGroup violated Section 20(a) of the Exchange Act, and that CorpGroup, Saga and Mr. Saieh Bendeck violated Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-5 promulgated thereunder. Plaintiffs allege, among other things, that defendants have intentionally misrepresented and failed to disclose material facts concerning the pending Itaú-CorpBanca Merger and the benefits CorpGroup and associated entities and individuals may receive in connection with the merger. Plaintiffs do not seek damages, but they purport to seek primarily declaratory and injunctive relief, including an injunction to prevent the Itaú-CorpBanca Merger from proceeding. An adverse outcome to this litigation could require us to make additional disclosures relating to the Itaú-CorpBanca Merger or prevent us from proceeding with it as contemplated.

In addition, we are involved in collections proceedings initiated by us in the normal course of business and certain proceedings against us in the ordinary course of banking business.

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

The balance of our distributable net income is generally retained for use in our business (including for the maintenance of any required legal reserves). Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends. Our actual dividend policy is to distribute at least 50% of each fiscal year net income, calculated as total net income for the period less an amount which maintains capital constant in real terms. Dividend distributions in 2011, 2012 and 2013 each amounted to 100%, 100% and 50% of net income for the previous fiscal year, respectively.

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

There have been no significant changes since the date of our annual financial statements.

ITEM 9.            OFFER AND LISTING DETAILS

A.	OFFER AND LISTING DETAILS

PRICE HISTORY

The table below shows, for the periods indicated, high and low closing prices (in nominal Chilean pesos) of the common shares on the Santiago Stock Exchange and of our ADSs on the New York Stock Exchange.

	Santiago Stock Exchange		New York Stock Exchange
	Common Shares		ADSs
	High	Low	High	Low
	(Ch$ per share (1))		(US$ per ADS(2))
Annual Price History
2009	4.10	2.40	42.40	19.26
2010	8.90	4.10	94.00	39.00
2011	8.78	5.81	93.76	17.05
2012	7.40	5.50	23.08	17.11
2013	7.47	4.73	22.19	13.75
Quarterly Price History
2012 1st Quarter	7.40	6.37	23.08	19.61
2012 2nd Quarter	6.70	6.18	21.26	18.32
2012 3rd Quarter	6.36	5.50	19.42	17.11
2012 4th Quarter	6.43	5.60	21.00	17.77
2013 1st Quarter	6.98	6.44	22.19	20.32
2013 2nd Quarter	6.64	5.25	20.98	15.20
2013 3rd Quarter	5.80	4.73	17.25	13.75
2013 4th Quarter	7.47	5.45	21.15	16.05
2014 1st Quarter	7.49	5.92	21.14	15.82
Monthly Price History
October 2013	5.90	5.45	17.78	16.05
November 2013	6.89	5.78	19.39	16.68
December 2013	7.47	6.68	21.15	18.89
January 2014	7.49	6.07	21.14	16.35
February 2014	6.64	5.92	17.67	15.82
March 2014	6.63	6.19	17.65	16.15
April 2014	6.78	6.44	18.63	17.38
May 2014(3)	6.92	6.66	18.88	17.68

Sources: Santiago Stock Exchange Official Quotation Bulletin; NYSE.

(1)	Chilean pesos per share reflect nominal price at trade date.
(2)	Price per ADS in US$: one ADS represented 5,000 common shares until March 2011, and 1,500 common shares thereafter.
(3)	The information for May 2014 is as of May 13, 2014.

As of the date of this Annual Report, no trading suspensions relating to our common shares have occurred.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Set forth below is material information concerning our share capital and a brief summary of the significant provisions of our by-laws, as defined below, and Chilean law. This description contains material information concerning the shares, but does not purport to be complete and is qualified in its entirety by reference to our by-laws, the Chilean General Banking Law, the Chilean Corporations Law and the Chilean Securities Market Law each referred to below.

GENERAL

Shareholder rights in a Chilean bank that is also an open-stock (public) corporation are governed by the corporation’s by-laws, which effectively serve the purpose of both the articles or certificate of incorporation and the by-laws of a company incorporated in the United States, by the Chilean General Banking Law and secondarily, to the extent not inconsistent with the latter, by the provisions of Chilean Corporations Law applicable to publicly traded corporations except for certain provisions which are expressly excluded. Article 137 of the Chilean Corporations Law provides that all provisions of the Chilean Corporations Law take precedence over any contrary provision in a corporation’s by-laws. Both the Chilean Corporations Law and our by-laws provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such are to be brought in Chile in arbitration proceedings, notwithstanding the plaintiff’s right to submit the action to the ordinary courts of Chile.

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

BOARD OF DIRECTORS

The Board of Directors has nine regular members and two alternate members, elected by shareholder vote at General Shareholders’ Meetings. The directors may be either shareholders or non-shareholders of the Company. There is no age limit for directors.

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

The directors are entitled to compensation for the performance of their duties. The amount of their compensation is determined annually at the General Shareholders’ Meeting. In addition, payments in the form of wages, fees, travel accounts, expense accounts, dues as representatives of the Board of Directors and other cash payments, payments in kind or royalties of any sort whatsoever, may be paid to certain directors for the performance of specific duties or tasks in addition to their functions as directors imposed upon them specifically by the General Shareholders’ Meeting. Any special compensation must be reported at the General Shareholders’ Meeting, and for that purpose, a detailed and separate entry shall be made in CorpBanca’s Annual Report to investors, which shall expressly indicate the complete name of each of the directors receiving special compensation.
Without prejudice to any other incapacity or incompatibility established by the Chilean Corporations Law and the General Banking Law, the following may not be directors: (i) those persons who have been sentenced or are being tried, either as principals or accessories, for crimes punishable with a penalty of temporary or permanent suspension from or incapacity to hold public office, (ii) those persons who have been declared bankrupt and have not been rehabilitated, (iii) members of the Chilean Congress, (iv) directors or employees of any other financial institutions, brokers and security traders, together with its directors, officers, executives and managers; employees appointed by the President of the Chile and employees or officers of (x) the State, (y) any public service, public institution, semi-public institution, autonomous entity or state-controlled company, or any such entity, a Public Entity, or (z) any enterprise, corporation or public or private entity in which the State or a Public Entity has a majority interest, has made capital contributions, or is represented or participating, provided that persons holding positions in teaching activities in any of the above entities may be directors, and (v) the bank’s employees, which shall not prevent a director from holding on a temporary basis and for a term not to exceed ninety days the position of General Manager. The CEO may not be elected as a director.

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

If a director ceases to be able to perform his or her duties, whether by reason of conflict of interest, limitation, legal incapacity, impossibility, resignation or any other legal cause, the vacancy shall be filled as follows: (i) the positions of regular directors shall be filled by a member appointed by the Board of Directors on its first meeting after the vacancy occurs and such member appointed by the Board of Directors will remain in the position until the next General Shareholders’ Meeting, where the appointment may be ratified, in which case, the replacement director will remain in his or her position until the expiration of the term of the director he or she replaced and shall act as full director; and (ii) while the vacancy has not been filled by the board, an alternate director shall act as regular member.

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

The Board of Directors meets in ordinary sessions at least once a month, held on pre-set dates and times determined by the Board. Extraordinary meetings are held whenever called by the Chairman, whether at his own will or upon the request of one or more directors, so long as the Chairman determines in advance that the meeting is justified, except if the request is made by the absolute majority of the directors in office, in which case the meeting shall be held without such prior determination. The extraordinary meetings may only address those matters specifically included in the agenda for the extraordinary meeting, except that, if the meeting is attended by all the directors in office, they may agree otherwise by a unanimous vote. Notifications of meetings of the Board of Directors shall be made by certified letter sent to the addressed of each director registered with the bank, at least five days in advance of the date on which the ordinary or extraordinary session should be held. The five-day period shall be calculated from the date on which the letter is placed in the mail.

The quorum for the Board of Directors’ Meeting is five of its members. Resolutions shall be adopted by the affirmative vote of the absolute majority of the attending directors. In the event of a tie, the person acting as the Chairman of the meeting shall cast a deciding vote.

Directors having a vested interest in a negotiation, act, contract or transaction that is not related to the bank business, either as principal or as representative of another person, shall communicate such fact to the other directors. If the respective resolutions are approved by the Board, it shall be in accordance with the prevailing company’s interest and fair market conditions and such director’s interest must be disclosed at the next General Shareholders’ Meeting by the Chairman of such Board meeting.

The discussions and resolutions of the Board of Directors shall be recorded in a special book of minutes maintained by the Secretary. The relevant minutes shall be signed by the directors attending the meeting and by the Board of Directors, or their alternates. If a director determines that the minutes for a meeting are inaccurate or incomplete, he or she is entitled to record an objection before actually signing the minutes. The resolutions adopted may be carried out prior to the approval of the minutes at a subsequent meeting. In the event of death, refusal or incapacity for any reason of any of the directors attending to sign the minutes, such circumstance shall be recorded at the end of the minutes stating the reason for the impediment.

The directors are personally liable for all of the acts they effect in the performance of their duties. Any director who wishes to disclaim responsibility for any act or resolution of the Board of Directors must record his or her opposition in the minutes, and the Chairman must report such opposition at the following General Shareholders’ Meeting.

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

CAPITALIZATION

Under Chilean law, the shareholders of a bank, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in such company’s capital with the authorization of the SBIF. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and the return of capital; provided that the shareholders may, by amending the By-laws, also grant the right to receive dividends or distributions of capital. An investor becomes eligible to receive dividends and returns of capital once it has paid for the shares (if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro-rata portion of the dividends declared and/or returns of capital with respect to such shares unless the company’s By-laws provide otherwise). If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the Board of Directors is obligated to initiate legal action to recover outstanding amounts unless holders of two-thirds of the issued shares in an extraordinary shareholders meeting authorizes the Board of Directors to refrain from pursuing the collection, in which case the company’s capital will be reduced to the amount actually paid. Upon termination of the actions for collection, the Board of Directors shall propose to the shareholders meeting the write-off of the non-paid amount and the reduction of the capital of the company to the amount effectively paid in. Authorized shares and issued shares which have not been subscribed and paid for within the period fixed for their payment are cancelled and are no longer available for issuance by the company, unless in case of an issuance of convertible bonds or when reserved for compensation plans for employees.

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

OWNERSHIP RESTRICTIONS

Under Article 12 of the Chilean Securities Market Law and the regulations of the SBIF, shareholders of open stock corporations are required to report the following to the SVS and the Chilean stock exchanges:

•	any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or ceasing to own, directly or indirectly, 10% or more of an open stock corporation’s share capital; and
•

any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of an open stock corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

The foregoing requirements also apply to the acquisition or sale of securities or agreements which price or return depends or is conditioned (all or in a significant part) on changes or movements in the price of such shares. Such report shall be made the day following the execution of the transaction.

In addition, majority shareholders must state in any such report whether their purpose is to acquire control of the company or if they are making a financial investment. Any beneficial owner of ADSs representing 10% or more of our share capital is subject to these reporting requirements under Chilean law. The Chilean Securities Market Act also sets forth certain regulations on takeovers of corporations.

Under Article 54 of the Chilean Securities Market Law and the regulations of the SVS, persons or entities intending to acquire control, directly or indirectly, of a publicly traded company, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such acquisition at least ten business days before the date of perfection of the acts which allow to obtain control of the company, but in any case, as soon as negotiations regarding the change of control are formalized and/or as soon as reserved information and/or documents concerning the target are delivered to the potential acquirer through a filing with the SVS, the stock exchanges and the companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations.

Within the same term, a written communication to such effect must be sent to the target corporation, the controlling corporation, the corporations controlled by the target corporation, the SVS, and to the Chilean stock exchanges on which the securities are listed.

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

A beneficial owner of ADSs intending to acquire control of us is also subject to the foregoing reporting requirements.

The provisions of the aforementioned articles do not apply whenever the acquisition is being made through a tender or exchange offer.

Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the SVS provides that the following transactions shall be carried out through a tender offer:

•

an offer which allows a person to take control of a publicly traded company (sociedad anónima abierta), unless (i) the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange, or (ii) those shares are acquired (a) through a capital increase, (b) as a consequence of a merger, (c) by inheritance, or (d) through a forced sale;

•

an offer for all the outstanding shares of a publicly traded company (sociedad anónima abierta) upon acquiring two-thirds or more of its voting shares, in which case such controlling shareholder must offer to purchase the remaining shares from the investing shareholders in a tender offer, unless (i) the controlling shareholder has reached two-thirds of the voting shares through a tender offer for all of the shares of the company, or (ii) it reaches such percentage as a result of a reduction of the capital of the company by operation of law: such offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the 60 stock exchange business days between the thirtieth and the ninethieth stock exchange business days immediately preceding the acquisition; and

•

an offer for a controlling percentage of the shares of a listed operating company if such person intends to take control of the company (whether listed or not) controlling such operating company, to the extent that the operating company represents 75% or more of the consolidated net worth of the holding company.

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

Title XV of the Chilean Securities Market Law sets forth the basis to determine what constitutes control of a business group and a related party while Title XXV establishes a special procedure for acquiring control of an open stock corporation through a tender offer. The Chilean Securities Market Law defines control as the power of a person, or group of persons acting pursuant to a joint action agreement, to direct the majority of the votes in the shareholders meetings of the corporation, or to elect the majority of members of its board of directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group of persons acting together pursuant to a joint action agreement holding, directly or indirectly, at least 25% of the voting share capital, unless:

•	another person or group of persons acting pursuant to a joint action agreement, directly or indirectly, control a stake equal to or higher than the percentage controlled by such person or group;
•

the person or group does not control, directly or indirectly, more than 40% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5% of the voting share capital; and

•	in cases where the SVS has ruled otherwise, based on the distribution or atomization of the overall shareholding.

According to the Chilean Securities Market Law, a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exists between:

•	a principal and its agents;
•	spouses and relatives up to certain level of kindred;
•	entities within the same business group; and
•	an entity and its controller or any of its members.

Likewise, the SVS may determine that a joint action agreement exists between two or more entities considering, among others, the number of companies in which they simultaneously participate and the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at shareholders’ meetings.

According to Article 96 of the Chilean Securities Market Law, a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or securities issued by, them. According to the Chilean Securities Market Law, the following entities are part of the same business group:

•	a company and its controlling person;
•	all the companies with a common controlling person and the common controlling person; and
•	all the entities that the SVS declare to be part of the business group due to one or more of the following reasons:
•	a substantial part of the assets of the company are involved in the business group, whether as investments in securities, equity rights, loans or guaranties;

•	the company has a significant level of indebtedness and that the business group has a material participation as a lender or guarantor;
•

when the controller is a group of entities, that the company is a member of a controlling person of the entities mentioned in the first two bullets above and there are grounds to include it in the business group based on the definitions above; and

•

the company is controlled by one or more member of the controlling group of any of the entities of the business group, when such controller is composed of more than one person and there are grounds to include the company in the business group based on the definition above.

Article 36 of the Chilean General Banking Law states that as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10% of the shares of a bank without the prior authorization of the SBIF, which may not be unreasonably withheld. The prohibition also applies to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the SBIF considers a number of factors enumerated in the General Banking Law, including the financial stability of the purchasing party.

Article 35 bis of the General Banking Law establishes that prior authorization of the SBIF is required for:

•	the merger of two or more banks;
•	the acquisition of all or a substantial portion (more than one third) of a banks’ assets and liabilities by another bank;
•	the control by the same person, or controlling group, of two or more banks; or
•	a substantial increase in the share ownership by a controlling shareholder of a bank (understood as either acquiring a majority or two thirds of the bank’s shares).

Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans (colocaciones), defined by the SBIF to be more than 15% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the SBIF pursuant to a report from the Chilean Central Bank’s Counsel. Alternatively, a purchase, merger or expansion, when the acquiring bank or resulting group would have a market share in loans defined by the SBIF to be more than 20% of all loans in the Chilean banking system, may be conditioned on one or more of the following:

•	that the bank or banks maintain an effective net equity higher than 8% and up to 14% of their risk weighted assets;
•

that the technical reserve established in Article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s effective net equity (which is the sum of (x) paid-in capital and reserves, plus (y) subordinated bonds up to 50% of letter (x) above under certain terms, plus (z) certain effective risk voluntary reserves up to 1.25% of its risk weighted assets); or

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

According to the Chilean General Banking Law a bank may not grant loans to related parties on more favorable terms than those generally offered to non-related parties. Article 84 No. 2 of the Chilean General Banking Law and the regulations issued by the SBIF create the presumption, among other cases, that natural persons who are holders of shares and who beneficially own more than 1% of the shares (or 5% in the case of bank’s shares actively traded) are related to the bank and imposes certain restrictions on the amounts and terms of loans made by banks to related parties. This presumption would also apply to beneficial owners of ADSs representing more than 1% of the shares, and accordingly the limitations of Article 84 No. 2 would be applicable to such beneficial owners. Finally, according to the regulations of the SBIF, Chilean banks that issue ADSs are required to inform the SBIF if any person, directly or indirectly, acquires ADSs representing 5% or more of the total amount of shares of capital stock issued by such bank.

Article 16 bis of the Chilean General Banking Law provides that the individuals or legal entities which, individually or with other people, directly control a bank and who individually own more than 10% of its shares shall send to the SBIF reliable information on their financial situation in the form and within the time set forth in Resolution No. 3,156 of the SBIF.

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

We intend to evaluate, at the time of any preemptive rights offering, the practicality under Chilean law and Central Bank of Chile regulations in effect at the time of making such rights available to our ADS holders, as well as the costs and potential liabilities associated with registration of such rights and the related common shares under the Securities Act, and the indirect benefits to us of thereby enabling the exercise by all or certain holders of ADSs of their preemptive rights and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such registration statement. We cannot assure you that any registration statement would be filed. If we do not file a registration statement and no exemption from the registration requirements under the Securities Act is available, the depositary will attempt to sell such holders’ preemptive rights and distribute the proceeds thereof, after deduction of its expenses and fees, if a premium can be recognized over the cost of such sale. In the event that the depositary is not able, or determines that it is not feasible, to sell such rights at a premium over the cost of any such sale, all or certain holders of ADSs may receive no value for such rights. The inability of all or certain holders of ADSs to exercise preemptive rights in respect of common shares underlying such ADSs could result in such holders not maintaining their percentage ownership of the common shares following such preemptive rights offering unless such holder made additional market purchases of ADSs or common shares.

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

SHAREHOLDERS’ MEETINGS AND VOTING RIGHTS

An ordinary annual meeting of shareholders is held within the first four months of each year, generally in February and must be called by the Board of Directors. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy proposed by the Board of Directors, elects the members of our Board of Directors and approves any other matter which does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on March 13, 2014.

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

•

granting of a security interest or a personal guarantee in each case to secure the obligations of third parties, unless (i) to secure or guarantee the obligations of a subsidiary, in which case the approval of the Board of Directors will suffice (although this restriction is not applicable to banks: (a) granting sureties, (b) becoming jointly and/or jointly and severally liable with clients or (c) issuing bank guarantees within their course of business) and (ii) in those cases exempted by the Chilean General Banking Law; and

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

The by-laws establish that resolutions are passed at shareholders’ meetings by the affirmative vote of an absolute majority of those shares present or represented at the meeting. However, under the Chilean Corporations Law, the vote of a two-thirds majority of the outstanding voting shares is required to approve any of the following actions:

•	a change in corporate form, merger or spin-off;
•	an amendment to our term of existence or early dissolution;
•	a change in corporate domicile;
•	a decrease of corporate capital;
•	the approval of capital contributions in kind and a valuation of the assets contributed;
•	a modification of the authority reserved for the shareholders’ meetings or limitations on the powers of our Board of Directors;
•	a reduction in the number of members of our Board of Directors;
•

the conveyance of 50% or more of the corporate assets, regardless of whether it includes liabilities, or the submission of or change to any business plan that contemplates the conveyance of 50% or more of the corporate assets;

•

the conveyance of 50% or more of the assets of a subsidiary, if those assets represent at least 20% of our total assets, and any transfer of shares of a subsidiary that implies the Company loses control of such subsidiary;

•	the manner in which the corporation’s profits shall be distributed;
•

the creation of security interests to secure third-party obligations in excess of 50% of the corporate assets, unless granted to a subsidiary or when exempted by the Chilean Banking Law (although this restriction is not applicable to banks: (i) granting sureties, (ii) becoming jointly and/or jointly and severally liable with clients or (iii) issuing bank guarantees within their course of business);

•	the acquisition of our own shares, when, and or the terms and conditions permitted by law;
•	the cure of formal defects in the incorporation of the corporation or an amendment to its by-laws related to any of the matters referred to in the preceding bullets;
•

to establish the right of the controller to force other shareholders to sell their shares in case the controller has surpassed 95% of the shares of the company as a result of a tender offer for 100% of its shares under certain circumstances;

•	the approval of material related-party transactions according to Article 147 of the Chilean Corporations Law; or
•	all other matters provided for in our by-laws.

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

The Chilean Corporations Law provides that whenever shareholders representing 10% or more of the issued voting shares so request, a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. Similarly, the Chilean Corporations Law provides that whenever the board of directors of an open stock corporation convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions, or other similar material, it is obligated to include as an annex to its said materials any pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who have requested that such comments and proposals be so included.

DIVIDEND, LIQUIDATION AND APPRAISAL RIGHTS

Under the Chilean Corporations Law, Chilean companies are generally required to distribute at least 30% of their earnings as dividends. In the event of any loss of capital or of the legal reserve, no dividends can be distributed so long as such loss is not recovered. Also, no dividends of a bank can be distributed if doing so would result in the bank exceeding certain capital ratios.

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

In accordance with the Chilean General Banking Law, our shareholders have no appraisal rights.

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

Transaction Agreement

This section describes the material terms of (i) the Transaction Agreement executed by CorpBanca, CorpGroup Parent, Itaú Unibanco and Itaú Chile on January 29, 2014; and (ii) the text of the Shareholders’ Agreement contemplated by the Transaction Agreement to be executed by Interhold, Gasa, Compañía Inmobiliaria y de Inversiones Saga Limitada, Corp Group Holding Inversiones Ltda., Itaú Unibanco and an entity through which Itaú Unibanco may hold their interest in Itaú-CorpBanca, which has not yet been created, on the closing date of the Transaction.

The rights and obligations of the parties to the Transaction Agreement and the Shareholders’ Agreement are governed by the express terms and conditions of such agreements and not by this summary or any other information contained in this Form 20-F. The description in this section and elsewhere in this Form 20-F is qualified in its entirety by reference to the complete text of the Transaction Agreement and the form of Shareholders’ Agreement, copies of which are attached as Exhibit 10.C.1 and are incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Transaction Agreement or the Shareholders’ Agreement. CorpBanca encourages you to read the Transaction Agreement and the Shareholders’ Agreement carefully and in their entirety.

Capitalized terms used but not defined herein shall have the same meaning as in the Transaction Agreement or the Shareholders’ Agreement, as applicable.

Explanatory Note Regarding the Transaction Agreement

The following summary is included to provide you with information regarding the terms of the Transaction Agreement. This section is not intended to provide you with any factual information about CorpBanca. Such information can be found elsewhere in this Form 20-F and in the public filings that CorpBanca makes with the SEC.

The representations, warranties and covenants made in the Transaction Agreement by CorpBanca and Itaú Chile were qualified and subject to important limitations agreed to by CorpBanca and Itaú Chile in connection with negotiating the terms of the Transaction Agreement. In particular, in your review of the representations and warranties contained in the Transaction Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing the circumstances in which a party to the Transaction Agreement may have the right not to consummate the Itaú-CorpBanca Merger if the representations and warranties of the other party proved to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Transaction Agreement, rather than establishing matters as facts. The representations and warranties are also subject to a contractual standard of materiality and in some cases were qualified by the matters contained in the disclosure schedules that CorpBanca and Itaú Chile delivered in connection with the Transaction Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in public disclosures by Itaú Unibanco or CorpBanca. The representations and warranties and other provisions in the Transaction Agreement should not be read alone but instead together with the information provided elsewhere in this Form 20-F and in the documents incorporated by reference hereto. We may refer to January 29, 2014, the date that the parties entered into the Transaction Agreement, as the signing date.

Overview

To help you better understand the Itaú-CorpBanca Merger and the other transactions contemplated by the Transaction Agreement the charts below illustrate, in simplified form, the organizational structure of CorpBanca and Itaú Chile in Chile and Colombia.

The Itaú-CorpBanca Merger

The following transactions will occur prior to the Itaú-CorpBanca Merger:

•

The divestiture by CorpGroup Parent of a number of shares it holds, directly or indirectly, in CorpBanca which, collectively, amount to 1.53% of the capital stock of CorpBanca. Such shares shall be divested to third parties other than CorpGroup Parent and Itaú Unibanco, and are intended to be transferred to minority shareholders of CorpGroup Parent.

•

The capital increase in Itaú Chile for US$652 million through the issuance of shares to be fully subscribed and paid for by Itaú Unibanco and/or a company owned, directly or indirectly, by Itaú Unibanco.

Thereafter, Itaú Chile will merge with and into CorpBanca, with CorpBanca as surviving entity under the name of “Itaú-CorpBanca”. The Itaú-CorpBanca Merger is expected to result in the issuance of 172,048,565,857 shares of CorpBanca (representing 33.58% of the shares of Itaú-CorpBanca) to Itaú Unibanco. CorpGroup Parent shall retain 32.92% of the capital stock of Itaú-CorpBanca and the remaining 33.5% of the capital stock will be held by public shareholders.

After the Itaú-CorpBanca Merger, the following transactions will be implemented:

•

CorpBanca and four wholly-owned Subsidiaries of CorpBanca shall purchase all of the shares of Itaú Colombia capital stock from affiliates of Itaú Parent, hereinafter referred to as the Colombian Acquisition or, alternatively, if the minority shareholders of CorpBanca Colombia accept the offer to sell their shares in CorpBanca Colombia, to Itaú-CorpBanca. Itaú Colombia shall merge with and into CorpBanca Colombia, hereinafter referred to as the Colombian Merger. In the case of the Colombian Merger, CorpBanca Colombia shall be the surviving corporation and shall be governed by the laws of Colombia.

•

Itaú-CorpBanca, as the holder of 66.39% of the shares of CorpBanca Colombia, shall offer to acquire from certain minority shareholders holding 33.61% of the capital stock of CorpBanca Colombia for an aggregate purchase price of US$894,000,000. CorpGroup Parent, who is among such group of minority shareholders, has committed to sell the 12.38% stake of capital stock it indirectly holds in CorpBanca Colombia.

Prior to the completion of these transactions but after the Colombian Acquisition or the Colombian Merger, the contemplated structure in Colombia will be as follows:

The foregoing transactions are collectively referred to as the Transactions.

CorpBanca and Itaú Chile Representations and Warranties

CorpBanca and Itaú Chile made reciprocal customary representations and warranties regarding their businesses and subsidiaries that are subject, in some cases, to specified exceptions and qualifications and the matters contained in the disclosure schedules delivered by CorpBanca and Itaú Chile pursuant to the Transaction Agreement. The representations and warranties do not survive the closing of the Itaú-CorpBanca Merger. These representations and warranties relate to among other things:

•	due organization, existence, good standing and authority to carry on its respective business and such of its respective subsidiaries;
•

its corporate power and authority to enter into, and complete the transactions under, the Transaction Agreement and the Shareholders Agreement; provided that certain shareholder approvals are obtained, and the enforceability of such agreements against it;

•

the absence of violations of, or conflicts with, its governing documents, applicable law and certain agreements as a result of entering into and performing under the Transaction Agreement and the Shareholders Agreement;

•	its capitalization;

•	ownership and the absence of encumbrances on ownership of the equity interests of its subsidiaries;
•

its audited consolidated financial statements as of, and for the years ending on, December 31, 2011 and 2012 and its unaudited consolidated financial statements as of, and for the nine-month period ending on September 30, 2013;

•	the absence of certain undisclosed liabilities;
•	the absence of certain changes or events since September 30, 2013;
•	the conduct of business in accordance with the ordinary course since September 30, 2013;
•	tax matters;
•	the absence of facts or circumstances reasonably likely to materially impede or delay receipt of any regulatory consents required pursuant to the Transaction Agreement;
•	compliance with permits, applicable laws and regulations and governmental orders;
•	certain employment and labor matters;
•	compensation and benefit plans;
•	certain material contracts and the absence of any default under any of such material contracts;
•	the absence of legal proceedings, investigations and governmental orders against it or its subsidiaries;
•	timely filing of all reports required to be filed with any governmental authority since January 1, 2011 through the signing date;
•	investment securities and commodities;
•	intellectual property;
•	extensions of credit;
•	certain loan matters;
•	properties;
•	the absence of any undisclosed broker’s or finder’s fees;
•	in the case of CorpBanca, the receipt of fairness opinions;
•	insurance; and
•	related party transactions.

Many of CorpBanca’s and Itaú Chile’s representations and warranties are qualified by, among other things, exceptions relating to the absence of a Material Adverse Effect which for purposes of the Transaction Agreement shall mean any effect, circumstance, occurrence or change which (i) is materially adverse to the business, financial condition, operations or results of operations of (x) CorpBanca, CorpBanca Colombia and their respective subsidiaries, taken as a whole, in the case of each of the Corp Group Parties or (y) Itaú Chile, Itaú Colombia and their respective subsidiaries, taken as a whole, in the case of each of the Itaú Parties; or (ii) materially impairs the ability of such Party to consummate the Transactions on a timely basis; provided that in determining whether a Material Adverse Effect has occurred with respect to such Party under clause (i), there shall be excluded (with respect to each of clause (A), (B), (C) and (D) below, only to the extent that the adverse effect of a change on it is not materially disproportionate compared to the effect on other companies of a similar size operating in the banking industry in the jurisdictions in which the Party operates) any effect, circumstance, occurrence or change to the extent attributable to or resulting from (A) any changes in laws, regulations or interpretations of laws or regulations generally affecting the financial services industries in which the Parties operate, (B) any change in IFRS or regulatory accounting requirements generally affecting the financial services industries in which the Parties operate, (C) events, conditions or trends in economic, business or financial conditions generally affecting the financial services industries in which the Parties operate, including changes in prevailing interest rates, currency exchange rates and trading volumes in Chile, Colombia or foreign securities markets, (D) changes in national or international political or social conditions including the engagement by Chile, Brazil, Colombia or Panama in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within Chile, Brazil, Colombia or Panama, or any of their respective territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of Chile, Brazil, Colombia or Panama, (E) the effects of the actions expressly required by the Transaction Agreement and (F) the announcement of the Transaction Agreement and the Transactions; and provided further that in no event shall a change in the trading prices of a Party’s common stock by itself (but for the avoidance of doubt not the underlying causes thereof to the extent such causes are not otherwise excluded pursuant to (A) – (E) above) constitute a Material Adverse Effect.

Controlling Shareholder Representations and Warranties

CorpGroup Parent and Itaú Unibanco have also made certain customary representations and warranties pursuant to the Transaction Agreement regarding:

•	its corporate power and authority to enter into, and complete the Transactions under the Transaction Agreement, and the enforceability of such agreement against them;
•	required consents, declarations or filings with governmental authorities;
•	the absence of violations of, or conflicts with, its organizational documents, any applicable law and certain agreements as a result of their entering into the Transaction Agreement; and
•	ownership and absence of encumbrances on their direct or indirect ownership of equity interests of CorpBanca and CorpBanca Colombia or Itaú Chile and Itaú Colombia, as applicable.

Conduct of Business

Under the Transaction Agreement, both CorpBanca and Itaú Chile have agreed that, except as expressly contemplated under the Transaction Agreement or consented to in writing by the other party, both of them shall, and shall cause their respective subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice, (b) use reasonable best efforts to maintain and preserve intact its business organization, assets, employees and relationships with customers, suppliers, employees and business associates and (c) take no action that would reasonably be expected to adversely affect or delay the ability of any party to obtain any regulatory consents required for consummation of the Transactions, to perform their covenants and agreements under the Transaction Agreement or to consummate the transactions described therein on a timely basis.

Subject to certain exceptions set forth in the Transaction Agreement and pending completion of the Itaú-CorpBanca Merger, neither CorpBanca, CorpBanca Colombia nor Itaú Chile and Itaú Colombia shall, or shall permit its subsidiaries to, take any of the following actions without the other parties written consent:

•	amend its organizational documents or enter into a plan of consolidation, merger, share exchange, reorganization or similar business combination;
•

(i) adjust, split, combine or reclassify any capital stock or authorize the issuance of any securities in respect of, in lieu of or in substitution for, shares of its capital stock, (ii) set a record date or payment date for, make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exercisable or exchangeable for any shares of its capital stock, (iii) grant or issue any equity, (iv) issue, sell or otherwise permit to become outstanding any additional shares of capital stock, (v) make any change in any instrument or contract governing the terms of any of its securities (other than for the purposes of effecting the Transactions) or (v) enter into any contract with respect to the sale or voting of its capital stock;

•	make any material investment in or acquisition of any other entity;
•

(i) enter into any new line of business which is not within the banking business, (ii) change its lending, investment, underwriting, securitization, servicing, risk and asset liability management and other banking and operating or (iii) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

•	sell, transfer, mortgage, encumber or otherwise dispose of any part of its business or any of its properties or assets;

•

incur any indebtedness for borrowed money other than indebtedness of it or any of its wholly-owned subsidiaries to it or any of its wholly-owned subsidiaries; assume, guarantee, endorse or otherwise as an accommodation become responsible for third parties obligations; or make any loan or advance to any third party;

•	restructure or make any material change to its investment securities portfolio, its derivatives portfolio or its interest rate exposure;
•	terminate, amend, waive or knowingly fail to use reasonable best efforts to enforce, any material provision of any material contract;
•

(i) increase by more than 20% the aggregate compensation or benefits of any of its current or former officers, directors, employees with annual base compensation in excess of US$350,000 or consultants, (ii) become a party to, adopt, terminate, materially amend or commit itself to any compensation and benefit plan or contract with annual base compensation in excess of US$350,000 or (iii) pay or award, or commit to pay or award, any bonuses or incentive compensation or (iv) grant or accelerate the vesting of any equity-based awards;

•	settle any litigation, except for certain litigation involving solely money damages in an amount not greater than US$1,000,000 individually;
•	implement or adopt any change in its financial accounting principles, practices or methods;
•

file or amend any material tax return; settle or compromise any material tax liability in an amount greater than US$2,000,000; make, change or revoke any material tax election; agree to any extension or waiver of the statute of limitations with respect to assessment or determination of material taxes, surrender any right to claim a material tax refund; or change any material method of tax accounting;

•	knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Transactions not being satisfied on a timely basis;
•	adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution, restructuring, recapitalization or reorganization; or
•	agree to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions described above.

Payment of Dividends

From and after the date of the Transaction Agreement until completion of the Itaú-CorpBanca Merger: (i) CorpBanca may declare and pay annual dividends at a rate not to exceed 57% of the distributable earnings for the year ended December 31, 2013 and 50% of the distributable earnings for the year ended December 31, 2014; (ii) Helm Bank (prior to the CorpBanca Colombia-Helm Merger) and CorpBanca Colombia (post-completion of the CorpBanca Colombia-Helm merger) may declare and pay annual dividends on the relevant outstanding shares, as applicable, at a rate not to exceed COP$9.40 per share per annum; and (iii) Itaú Chile shall not declare any dividends for the year ended December 31, 2013, but may declare and pay an annual dividend, at a rate not to exceed 50% of the distributable earnings, for the year ended December 31, 2014.

Approval by CorpBanca and Itaú Chile Shareholders

As soon as reasonably practicable after receipt of all required regulatory consents, CorpBanca and Itaú Chile shall each (i) duly call a meeting of its shareholders for the purpose of obtaining approval to the Transactions and (ii) use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. Except with the prior approval of the other party, no other matters shall be submitted for approval at such shareholders’ meeting. The boards of directors of CorpBanca and Itaú Chile shall each use its reasonable best efforts to obtain the respective shareholder approval.

CorpBanca may adjourn or postpone the abovementioned shareholders’ meetings if, as of the time for which such meeting is originally scheduled, the quorum necessary to conduct the business of such meeting is insufficient. If approval by the shareholders of CorpBanca, is not obtained, the parties shall in good faith use its reasonable best efforts to (i) negotiate a restructuring of the Transactions and/or (ii) resubmit it to the CorpBanca shareholders for approval. CorpBanca shall not be required to call a meeting of its shareholders if an Itaú party is in breach of the Transaction Agreement or if there are other circumstances (not caused by CorpBanca or CorpGroup Parent) that prevent satisfaction of closing conditions of the Transactions for CorpBanca or CorpGroup Parent.

At such shareholders’ meetings, (a) CorpGroup Parent has agreed to vote its shares of CorpBanca, and to cause CorpBanca to vote its shares of CorpBanca Colombia, and (b) Itaú Unibanco shall cause its applicable affiliates to vote their shares of Itaú Chile and Itaú Colombia, in each case (i) in favor of the Transactions, as applicable, and any proposal to adjourn or postpone the relevant shareholders’ meeting to a later date if there are not sufficient votes to obtain the relevant shareholder approval, and (ii) against any contract, transaction or proposal that relates to an alternative transaction. Each of CorpGroup Parent and Itaú Unibanco have agreed not to (A) sell, short sell, transfer, assign, tender or otherwise dispose of any of its shares of CorpBanca or Itaú Chile, as applicable, in a manner that would result in CorpGroup Parent or Itaú Chile and its affiliates, as applicable, not having the full and exclusive ability to vote such shares, (B) take any action that would result in CorpGroup Parent or Itaú Chile and its affiliates, as applicable, not having full and exclusive power to vote such shares or (C) enter into any contract with respect to any such action or transfer.

Applications and Consents; Governmental Filings

CorpGroup Parent, Itaú Unibanco and their respective subsidiaries, shall cooperate and use their reasonable best efforts to (i) prepare, as promptly as practicable, all documentation and to effect all filings with respect to, and (ii) to seek, all regulatory consents and other material third-party consents necessary to consummate the Transactions, as promptly as practicable.

To that end, and subject to the terms of the Transaction Agreement, the parties have agreed to use their reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, including using their reasonable best efforts to lift or rescind any order adversely affecting its ability to consummate the Transactions on a timely basis, to cause to be satisfied the conditions to closing, and to permit consummation of the Transactions as promptly as practicable.

Notwithstanding the foregoing, no party shall be required to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining any regulatory consents that would reasonably be expected to have a Material Adverse Effect on either CorpBanca and its subsidiaries, taken as a whole, or Itaú Chile, Itaú Colombia and their subsidiaries, taken as a whole.

Acquisition Proposals

The parties have agreed that they will not, and will cause their respective subsidiaries and subsidiaries’ officers, directors, representatives and affiliates not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations concerning, (iii) provide any nonpublic information or data to, or have or participate in any discussions with, any third party relating to or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to any alternative transaction to the transactions contemplated under the Transaction Agreement.

Employee Matters

Following completion of the Itaú-CorpBanca Merger, CorpBanca at its election shall either (i) offer generally to officers and employees of Itaú Chile and its subsidiaries that have or will become employees of CorpBanca or its subsidiaries, or the Itaú Chile Continuing Employees, employee benefits under compensation and benefit plans on terms and conditions similar to those maintained by CorpBanca and its subsidiaries and/or (ii) maintain for the benefit of Itaú Chile Continuing Employees, the compensation and benefit plans maintained by Itaú Chile immediately before the Itaú-CorpBanca Merger. For purposes of eligibility, participation, vesting and benefit accrual (except not for purposes of benefit accrual to the extent that such credit would result in a duplication of benefits) under CorpBanca’s compensation and benefit plans, service with or credited by Itaú Chile or any of its subsidiaries or any of their predecessors shall be treated as service with CorpBanca.

Indemnification of Officers and Directors

From and after completion of the Itaú-CorpBanca Merger, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any person who is now, or has been, or who becomes prior to completion of the Itaú-CorpBanca Merger, a director or officer of CorpBanca or Itaú Chile or any of their subsidiaries, or the Indemnified Parties, is, or is threatened to be, made a party on the basis of the Transaction Agreement or the Transactions, CorpBanca has agreed to indemnify, defend and hold harmless, to the fullest extent permitted by applicable law, each such Indemnified Party against any liability, judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

Immediately prior to the completion of the Itaú-CorpBanca Merger, CorpBanca will cause the directors or officers of CorpBanca or Itaú Chile, to be covered by CorpBanca’s or Itaú Chile’s existing directors’ and officers’ liability insurance policy with respect to acts or omissions occurring prior to the Itaú-CorpBanca Merger which were committed by such officers and directors in their capacity as such. To this end, CorpBanca may substitute policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy but in no event shall CorpBanca be required to expend more than 250% per year of coverage of the amount expended by CorpBanca or Itaú Chile per year of coverage as of the date of the Transaction Agreement.

Corporate Governance

CorpGroup Parent and Itaú Unibanco have agreed to engage an internationally recognized management firm to evaluate their respective existing management and recommend, on the basis of international, merit-based standards, professional track record and relevant industry and jurisdiction-specific experience, a list of the most qualified candidates to serve as the initial senior management (including country heads) of Itaú-CorpBanca and its subsidiaries. After receipt of such non-binding recommendation Itaú Unibanco and CorpGroup Parent will jointly (but, in the event that Itaú Unibanco and CorpGroup Parent fails to agree, Itaú Unibanco will) determine in good faith the individuals who are most qualified to serve as senior management.

CorpBanca Colombia IPO

Itaú Unibanco and CorpGroup Parent have agreed to cause CorpBanca to cause CorpBanca Colombia to consummate a primary offering of shares as promptly as practicable on or after the consummation of the Itaú-CorpBanca Merger.

Charitable Contributions

Itaú Unibanco and CorpGroup Parent shall cause Itaú-CorpBanca and its subsidiaries to make, and Itaú-CorpBanca shall make, certain charitable donations.

Insurance Matters

Following completion of the Itaú-CorpBanca Merger, Itaú Unibanco shall cause Itaú Chile Compañia de Seguros de Vida S.A. to provide life insurance-related products to all the clients of Itaú-CorpBanca that are permitted to obtain an offer from an insurance broker to acquire life insurance and to pay CorpBanca Corredores de Seguros, S.A. and Itaú Chile Corredora de Seguros Limitada brokerage and/or services fees in an aggregate annual amount equal to 47.7%, or the Applicable Premium Percentage of the aggregate revenues generated by them from the sales of such life-insurance related products for the relevant year, in consideration and exchange for the offer of such products to the clients of Itaú-CorpBanca.

The Applicable Premium Percentage will be revised on a yearly basis as provided by the Transaction Agreement.

If Itaú Unibanco desires not to continue to cause Itaú Chile Compañia de Seguros de Vida S.A. to offer the life-insurance related products to the insurance clients of Itaú-CorpBanca, Itaú Unibanco shall use its reasonable best efforts to, enter into an agreement with a third party and one or more CorpBanca Corredores de Seguros, S.A. and/or Itaú Chile Corredora de Seguros Limitada, whereby such third party will provide life-insurance related products to the insurance clients of Itaú-CorpBanca and pay to CorpBanca Corredores de Seguros, S.A. and/or Itaú Chile Corredora de Seguros Limitada, as applicable, the related insurance brokerage fees on substantially the same terms described above. Until an agreement with such third party has been executed, Itaú Unibanco will continue to pay Itaú-CorpBanca or CorpBanca Corredores de Seguros, S.A. and/or Itaú Chile Corredora de Seguros Limitada an amount equal to the average of the Insurance Brokerage Fees paid by Itaú Chile Compañia de Seguros de Vida S.A. in the 12-month period prior to the date on which Itaú Chile Compañia de Seguros de Vida S.A. ceases to provide life-insurance related products to Itaú-CorpBanca or CorpBanca Corredores de Seguros, S.A. and/or Itaú Chile Corredora de Seguros Limitada.

Certain Other Businesses

For a period of six (6) months after the date of the Transaction Agreement, CorpGroup Parent and Itaú Unibanco will discuss whether CorpBanca will continue to hold its ownership interest in SMU Corp. If after such period of time, CorpGroup Parent and Itaú Unibanco have not reached an agreement, Itaú Unibanco will decide in its sole discretion. Pursuant to such determination, and if necessary, CorpGroup Parent will, and will cause CorpBanca to use reasonable best efforts to divest, transfer, liquidate or otherwise dispose all of CorpBanca’s and its subsidiaries’ investment in SMU Corp. as promptly as reasonably practicable and on commercially reasonable terms.

Itaú Unibanco has agreed to cause its applicable Subsidiary to enforce its rights under the Stock Purchase Agreement by and among MCC Inversiones Globales Ltda, Unibol S.A., Inversiones Río Bamba Ltda., Sociedad Promotora de Inversiones y Rentas Balaguer LTDA., BICSA Holdings Ltd., Itaú Unibanco Holding S.A., and certain beneficial owners set forth therein, dated as of August 1, 2011, to purchase the remaining outstanding capital stock of Munita, Cruzat y Claro S.A. Corredores de Bolsa, or the MCC, by August 31, 2016 to the extent it has not otherwise acquired such capital stock by that date. Promptly following the later of (i) the completion of the Itaú-CorpBanca Merger and (ii) the acquisition of 100% of the outstanding capital stock of MCC, Itaú Unibanco shall cause its applicable Subsidiary to transfer 100% of the outstanding capital stock of MCC to Itaú-CorpBanca for fair value and other customary terms and conditions.

Conditions Precedent to Obligations to Consummate

Mutual Conditions to consummation of the Itaú-CorpBanca Merger

Each party’s respective obligations to consummate the Itaú-CorpBanca Merger are subject to the following conditions:

•	approval of the Transactions by two-thirds of the CorpBanca shareholders;
•	receipt of specified regulatory and third-party consents; and
•

the absence of any governmental order preventing or suspending the consummation of the Itaú-CorpBanca Merger or requiring any change to the terms or structure of the Transactions set forth in the Transaction Agreement.

Conditions to Obligations of CorpGroup Parent and CorpBanca

The obligations of CorpGroup Parent and CorpBanca to consummate the Itaú-CorpBanca Merger are subject to the following conditions:

•

the representations and warranties of Itaú Unibanco and Itaú Chile set forth in the Transaction Agreement shall be true and correct, subject to the materiality standards set forth in the Transaction Agreement, as of the date of the Transactions Agreement and as of the date of consummation of the Itaú-CorpBanca Merger;

•	each of Itaú Unibanco and Itaú Chile shall have duly performed and complied with the agreements and covenants required to be performed and complied with by it pursuant to the Transaction Agreement;
•	Itaú Unibanco shall have duly executed the Shareholders Agreement and certain pledge agreements; and
•	no circumstance, occurrence or change that has had a Material Adverse Effect on Itaú Unibanco and Itaú Chile shall have occurred.

Conditions to Obligations of Itaú Unibanco and Itaú Chile

The obligations of Itaú Unibanco and Itaú Chile to consummate the Itaú-CorpBanca Merger are subject to the following conditions:

•

the representations and warranties of CorpGroup Parent and CorpBanca set forth in the Transaction Agreement shall be true and, subject to the materiality standards set forth in the Transaction Agreement, correct as of the date of the Transaction Agreement and as of the date of consummation of the Itaú-CorpBanca Merger;

•	each of CorpGroup Parent and CorpBanca shall have duly performed and complied with the agreements and covenants required to be performed and complied with by it pursuant to the Transaction Agreement;
•

CorpGroup Parent shall have duly executed the Shareholders Agreement, caused to be executed certain pledge agreements, and, directly or indirectly, own at least 84,154,814,190 of the outstanding shares of CorpBanca; and

•	no circumstance, occurrence or change that has had a Material Adverse Effect on CorpGroup Parent and CorpBanca shall have occurred.

Termination and Effect of Termination

The Transaction Agreement may be terminated and the Transactions abandoned at any time prior to the completion of the Itaú-CorpBanca Merger, by any of the causes set forth below:

•	Mutual consent of both parties;
•	By either party, upon written notice to the other party:
•

in case of breach of any representation, warranty, covenant or agreement contained in the Transaction Agreement, if such breach, individually or in the aggregate, would result in the failure to comply with any of the conditions that are necessary for closing the Transactions and only if such breach has not or cannot be cured within 45 days from its notification to the breaching party;

•

in case any regulatory consents that are necessary for the closing of the Transactions is denied by final non-appealable action by the corresponding governmental authority or in case any governmental authority of competent jurisdiction issues an order or takes any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; or

•	in case the Itaú-CorpBanca Merger is not consummated within two years from the date of the Transaction Agreement.
•

By Itaú Unibanco, upon written notice to CorpGroup Parent, in case CorpGroup Parent does not timely call the shareholders’ meeting of CorpBanca in which the Transactions will be presented for approval or fails to attend or vote at the relevant shareholders’ meeting that has been duly called, or votes in favor of an alternative transaction, or tenders shares into an alternative transaction, in which case CorpGroup Parent shall pay a termination fee of US$400 million; or

•

By CorpGroup Parent, upon written notice to Itaú Unibanco, in case Itaú Unibanco does not timely call the shareholders’ meeting of Itaú Chile in which the Transactions will be presented for approval or fails to attend or vote at the relevant shareholders’ meeting that has been duly called, or votes in favor of an alternative transaction, or tenders shares into an alternative transaction, in which case Itaú Unibanco shall pay a termination fee of US$400 million.

Except as described above and subject to certain other exceptions, if the Transaction Agreement is terminated pursuant to any of the circumstances described above it will be considered without any effect and neither the parties, nor their affiliates, directors, or employees will have any obligation or liability with regard to the Transactions; provided that such termination shall not relieve any party from any liability for any willful and material breach of the Transaction Agreement.

Shareholders’ Agreement

The following summary is included to provide you with information regarding the terms of the Shareholders’ Agreement. This section is not intended to provide you with any factual information about CorpBanca. Such information can be found elsewhere in the public filings that CorpBanca makes with the SEC.

Corporate Governance

Composition and size of the Board of Directors of Itaú-CorpBanca and its subsidiaries.

Itaú Unibanco and CorpGroup Parent have agreed that of the number of directors of each of the board of (i) Itaú-CorpBanca and CorpBanca Colombia that they are entitled or able to appoint (including by causing Itaú-CorpBanca to appoint) at any time (in addition to any independent directors required by applicable law) and (ii) the respective subsidiaries of Itaú-CorpBanca and CorpBanca Colombia that they are entitled or able to appoint at any time (in addition to any independent directors required by applicable law), each of Itaú Unibanco and CorpGroup Parent shall be entitled to designate a number in proportion to its respective direct and indirect percentage ownership in Itaú-CorpBanca, rounded to the nearest whole number; provided that Itaú Unibanco shall designate at least a majority of such directors of each board appointed by them and that at least one of such directors of each board is appointed by CorpGroup Parent.

The board of Itaú-CorpBanca shall be comprised of eleven directors and two alternate directors (one selected by Itaú Unibanco and one selected by CorpGroup Parent). The board of CorpBanca Colombia shall be comprised of nine directors and the number of directors of the board of all other subsidiaries shall be specified by the board of Itaú-CorpBanca.

Itaú Unibanco and CorpGroup Parent have agreed to cause, (i) a designee of CorpGroup Parent to be the chairman of the board of Itaú-CorpBanca as long as CorpGroup Parent holds at least 13% of the capital stock of Itaú-CorpBanca, (ii) a designee of CorpGroup Parent to be the chairman of the board of CorpBanca Colombia as long as CorpGroup Parent holds at least 13% of the capital stock of Itaú-CorpBanca and (iii) a designee of Itaú Unibanco to be the vice-chairman of Itaú-CorpBanca and CorpBanca Colombia. The chairman of the board of Itaú-CorpBanca shall not have a casting vote.

Itaú Unibanco and CorpGroup Parent shall cause the directors of the relevant board appointed by them to vote, to the extent permitted by applicable law, together as a single block on all matters in accordance with the recommendation of Itaú Unibanco (except in the cases subject to shareholder consent rights). To this end, in the event that (i) a director of Itaú-CorpBanca, CorpBanca Colombia or any other Subsidiary of Itaú-CorpBanca designated by CorpGroup Parent or Itaú Unibanco does not vote with the other directors as a single block and (ii) as a consequence, the relevant board is unable to adopt a decision on such matter in accordance with the recommendation of Itaú Unibanco (except that (ii) will not be required if such director is a member of the Saieh Group, or fails to comply on more than two occasions and more than two matters in any calendar year), Itaú Unibanco or CorpGroup Parent (whomever designated such director), shall take all required action to have such director removed from the relevant board within 60 calendar days. Failure to take such action shall be considered to constitute a Material Breach by the shareholder who designated such director.

A majority of the directors will constitute quorum for all meetings of the relevant boards. However, if less than all of the directors appointed by Itaú Unibanco to such board are not present, a quorum will not exist without the consent of the majority of the directors appointed by Itaú Unibanco to such board. The vote of the majority of the directors attending a meeting will be required to pass a resolution of the relevant boards (except in the cases subject to shareholder consent rights).

Board Committees

Itaú Unibanco and CorpGroup Parent have agreed to cause Itaú-CorpBanca and CorpBanca Colombia to each create the following committees of the board of directors: Directors Committee, Audit Committee, Management and Talent Committee, Asset and Liability Management Committee and Credit Committee.

The Credit Committee shall (i) have binding power to establish the limits and procedures of the credit policy of Itaú-CorpBanca and its subsidiaries and the power to establish approval exceptions for financial decisions exceeding certain thresholds (to be defined by the Credit Committee) and (ii) shall impose a binding framework with upper limits on credit exposures for which approval of Itaú Unibanco will be required. In connection with the latter, Itaú Unibanco shall respond to any such requests for approval within seven business days (the absence of explicit denial being considered as an approval).

The Credit Committee shall be comprised of five members (of which three shall be appointed by Itaú Unibanco and two by CorpGroup Parent), all of whom shall be local executives or directors of the relevant board, and be headed by a local executive officer or director recommended by the chief executive officer of Itaú-CorpBanca or its relevant Subsidiary, as applicable.

Political donations

Itaú Unibanco and CorpGroup Parent have agreed to cause Itaú-CorpBanca to make certain political donations consistent with past practice.

Officers

The Board of Itaú-CorpBanca shall appoint from time to time the CEO, the country heads and other senior management of Itaú-CorpBanca and CorpBanca Colombia. Mr. Boris Buvinic will be the initial CEO of Itaú-CorpBanca following completion of the Itaú-CorpBanca Merger. Itaú Unibanco and CorpGroup Parent shall cause Itaú-CorpBanca to cause its subsidiaries to appoint designees of the board of Itaú-CorpBanca from time to time to the designated positions at such Subsidiary. A Management and Talent Committee will determine an objective process to recommend designees to these positions based on internal promotion, international, merit-based standards and professional track record, and relevant industry and jurisdiction-specific experience, and will provide a list of selected candidates to the board of Itaú-CorpBanca who will be ultimately responsible for their final appointment.

CorpGroup Parent may request the removal of the CEO of Itaú-CorpBanca and of CorpBanca Colombia if during three consecutive years (excluding the year of the closing of the Transactions) the ROE (return on equity) of the respective bank is at least 1% lower than the average ROE of the three largest privately-owned banks (measured by assets, and excluding Itaú-CorpBanca and CorpBanca Colombia) of Chile or Colombia, as the case may be, during such three-year period.

Shareholder Consent Rights

Subject to certain exceptions set forth in the Shareholders’ Agreement, Itaú Unibanco and CorpGroup Parent have agreed that Itaú-CorpBanca shall not take, and shall not permit any Subsidiary to take, any of the following transactions without the consent of (i) CorpGroup Parent, so long as CorpGroup Parent owns at least 13% of the capital stock of Itaú-CorpBanca, and (ii) Itaú Unibanco:

•	merge, reorganize or consolidate Itaú-CorpBanca or any of its subsidiaries or enter into a joint venture or similar transaction in excess of materiality thresholds;
•

issue or sell any equity securities of Itaú-CorpBanca or any of its subsidiaries, other than solely to the extent required to comply with immediate legal and regulatory requirements or to meet the Optimal Regulatory Capital;

•	repurchase or otherwise retire or acquire any shares or other equity securities of Itaú-CorpBanca or any of its subsidiaries;
•	list or delist any shares or other equity securities of Itaú-CorpBanca or any of its subsidiaries;
•	enter into, modify or terminate a contract or transaction with a related party;

•

any acquisition of the stock, equity interests, assets or business of any third-party or any disposition of assets of Itaú-CorpBanca or any Subsidiary or the capital stock or other equity interests of any Subsidiary, in each case in excess of materiality thresholds;

•	effect any liquidations, dissolutions, reorganizations through a voluntary bankruptcy or similar transactions;
•	amend or repeal any provision of the organizational documents of Itaú-CorpBanca or any of its subsidiaries;
•	change the size or powers of the board of directors or any committee thereof;
•	enter into any new line of business, that is not a Banking Business;
•	create or dissolve one or more subsidiaries in excess of materiality thresholds;
•	enter into agreements between Itaú-CorpBanca or any of its subsidiaries, on the one hand, and any Governmental Authority, on the other hand;
•	make any change in the external auditors of Itaú-CorpBanca or any of its subsidiaries;
•	make any change to the dividend policy;
•

enter into any agreement that limits or restricts the ability of Itaú-CorpBanca or any of its subsidiaries to own, manage, operate, control, participate in, perform services for, or otherwise carry on or engage in any business or in any geographic area;

•	enter into any contract to do any of the foregoing actions; and
•	any other matter not set forth above that requires the approval of a supermajority of the shareholders of Itaú-CorpBanca under Article 67 of the Chilean Corporations Act.

Holdcos

Itaú Unibanco and CorpGroup Parent shall each maintain a direct or indirect wholly-owned Subsidiary, or Company One and Company Two, respectively, and, collectively, the Companies which shall hold their respective shares of Itaú-CorpBanca. Itaú Unibanco will form Company One prior to the Itaú-CorpBanca Merger. For CorpGroup Parent, Company Two is Corp Group Banking S.A. and Inversiones Saga Limitada.

Transfer of shares of Itaú-CorpBanca

Itaú Unibanco and CorpGroup Parent have agreed not to directly or indirectly purchase or otherwise acquire shares of Itaú-CorpBanca or any beneficial interest therein to the extent such acquisition would require Itaú Unibanco or CorpGroup Parent to launch a tender offer to acquire all shares of Itaú-CorpBanca. Any transfer of shares of Itaú-CorpBanca made by Itaú Unibanco and CorpGroup Parent shall be implemented through the Santiago Stock Exchange with a five-day prior notice to the other party.

So long as CorpGroup Parent and Itaú Unibanco collectively hold an aggregate direct or indirect participation in the voting shares of Itaú-CorpBanca of at least 50% plus one share, CorpGroup Parent shall keep (and may not transfer) the direct or indirect ownership of a number of shares of Itaú-CorpBanca representing the lesser of: (i) 16.42% of the shares of Itaú-CorpBanca at the time of execution of the Shareholders’ Agreement (i.e. at the closing of the Transactions) or (ii) the minimum percentage of such shares that allows Itaú Unibanco and CorpGroup Parent to hold such aggregate direct or indirect participation in the voting shares of Itaú-CorpBanca. Such number of shares will be pledged by CorpGroup Parent in favor of Itaú Unibanco.

Right of first offer, tag-along and drag-along rights

Right of first offer

Subject to the terms set forth on the Shareholders’ Agreement, Itaú Unibanco and CorpGroup Parent shall have a right of first offer with regard to potential transfers of shares of the Companies. If either Itaú Unibanco or CorpGroup Parent intend to transfer shares of the Companies, such party shall notify in writing to the other party of such intention, stating the number of shares, the price and other terms and conditions of the proposed transfer. The recipient party shall have the right to purchase all such shares for a price and under terms and conditions equal to those notified by the selling shareholder. If the recipient party elects not to purchase all the shares intended to be transferred, the selling shareholder shall be permitted for a period of six (6) months from the date the notice to purchase the shares was due to be received by the selling party, to transfer to a third party not less than the number of shares, at a price not less than and on terms and conditions not materially less favorable to the selling shareholder than those stated in the notice of such proposed transfer.

Tag-along

CorpGroup Parent will have the right to tag-along on the sale of shares of Company One or of shares of Itaú-CorpBanca owned by Company One by Itaú Unibanco and jointly sell to a third party with Itaú Unibanco in such sale. Pursuant to such right, in the event of a proposed transfer of shares of Company One or shares of Itaú-CorpBanca by Itaú Unibanco, Itaú Unibanco shall deliver to CorpGroup Parent prompt written notice stating, to the extent applicable, (i) the name of the proposed transferee, (ii) the number of shares proposed to be transferred, (iii) the proposed purchase price and (iv) any other material terms and conditions of the proposed transfer.

The proposed transferee will not be obligated to purchase a number of shares exceeding that set forth in the notification of the proposed transfer. In the event such transferee elects to purchase less than all of the total shares sought to be transferred by CorpGroup Parent and Itaú Unibanco, CorpGroup Parent shall be entitled to transfer to the proposed transferee a number of shares equal to (i) the total number of shares originally proposed to be transferred by Company One and Itaú Unibanco multiplied by (ii) a fraction, (A) the numerator of which is the total number of shares of Itaú-CorpBanca held by Company Two, and (B) the denominator of which is the total number of shares of Itaú-CorpBanca held by the Companies.

Drag-along

In the event of a proposed sale of all of the issued and outstanding shares of Company One or shares of Itaú-CorpBanca held by Itaú Unibanco to a third party and if at such time CorpGroup Parent owns less than 10% of the capital stock of Itaú-CorpBanca, Itaú Unibanco may notify CorpGroup Parent in writing of such proposed sale stating (i) the name of the proposed transferee, (ii) the proposed purchase price (which shall be equal to at least the higher of fair value and market price), (iii) the obligation of the transferee to purchase all of CorpGroup Parent shares of Itaú-CorpBanca, and (iv) any other material terms and conditions of the transfer.

Under these circumstances, CorpGroup Parent shall be obligated to sell all of its shares of Itaú-CorpBanca, free and clear of liens at the same price and on other terms no less favorable than Itaú Unibanco.

Put of Company Shares

If and to the extent that CorpGroup Parent is prohibited from selling its shares of Itaú-CorpBanca, CorpGroup Parent shall have the unconditional right, from time to time on one or more occasions, to sell to Itaú Unibanco, and Itaú Unibanco shall have the unconditional obligation to acquire from CorpGroup Parent, any number of shares of Company Two at a price per share equal to the market price as of the date on which CorpGroup Parent notifies Itaú Unibanco of CorpGroup Parent’s exercise of its unconditional right to sell if immediately following such sale CorpGroup Parent and Itaú Unibanco would continue to collectively hold an aggregate direct or indirect participation in the voting shares of Itaú-CorpBanca of at least 50% plus one share.

At the time of payment of the purchase price of the shares of Company Two, Itaú Unibanco shall pay CorpGroup Parent, as an indemnity for not being able to benefit from the exemption on capital gains set forth in Article 107 of the Chilean Income Tax Law to which it would otherwise have been entitled to if it would have sold the underlying shares of Itaú-CorpBanca in the Santiago Stock Exchange, a cash amount equal to (i) 50% of any taxes of CorpGroup Parent or its affiliates arising out of or in connection with such transfer that would not have arisen if it had sold the underlying shares of Itaú-CorpBanca in the Santiago Stock Exchange and benefit from the abovementioned exemption on capital gains, and (ii) any taxes of CorpGroup Parent or its affiliates arising out of the application of such indemnity payment.

Change of Control of CorpGroup Parent

Under the Shareholders’ Agreement, CorpGroup Parent shall notify Itaú Unibanco prior to consummating a Change of Control of CorpGroup Parent and provide Itaú Unibanco a right of first offer to purchase a number shares of Company Two equal to the number required Itaú Unibanco to hold an aggregate direct or indirect participation in the voting shares of Itaú-CorpBanca of at least 50% plus one share at a price equal to the higher of the market price or fair value.

If Itaú Unibanco accepts the price proposed by CorpGroup Parent, CorpGroup Parent shall be obligated to cause Company Two to sell such number of Itaú-CorpBanca’s shares to Itaú Unibanco at such price.

In the event that Itaú Unibanco does not accept the price proposed by CorpGroup Parent and as a result, an agreement is not reached, then CorpGroup Parent shall be permitted to proceed with such Change of Control and Itaú Unibanco shall be entitled to unilaterally terminate the Shareholders’ Agreement during a period of sixty (60) days after receipt of notice from Corpgroup notifying of the consummation of such Change of Control.

For purposes of the Shareholders’ Agreement, Change of Control shall mean, with respect to CorpGroup Parent, the Saieh Group ceasing to own, directly and indirectly, in a single transaction or in a series of related transactions, at least 50% plus one additional share of the issued voting stock of CorpGroup Parent.

Right to Exchange Shares for Shares of Itaú Unibanco

In the event Itaú Unibanco issues or sells certain equity securities of Itaú Unibanco to any third-party as consideration for or in connection with a transaction or series of transactions involving the direct or indirect investment by Itaú Unibanco in such equity securities or assets of any other third party, Itaú Unibanco shall inform CorpGroup Parent of such issuance or sale and shall offer to CorpGroup Parent the right to exchange for the same type of equity securities of Itaú Unibanco. CorpGroup Parent shall be entitled to exchange any or all of its shares of Company Two (or shares of Itaú-CorpBanca) for such equity securities of Itaú Unibanco at an exchange ratio that reflects the relative fair values of the relevant equity securities of Itaú Unibanco and the shares of Company Two or Itaú-CorpBanca, as the case may be.

Notwithstanding the foregoing, if the issuance of any such equity securities to CorpGroup Parent would result in Itaú Unibanco Participações S.A. ceasing to hold more than 50% of Itaú Unibanco’s voting equity, then CorpGroup Parent shall have the right to exchange no more than an amount of equity securities of Itaú Unibanco the issuance of which would not result in Itaú Unibanco Participações S.A. ceasing to hold more than 50% of Itaú Unibanco’s voting equity.

Controlling Shareholder

Notwithstanding the other provisions of the Shareholders’ Agreement, Itaú Unibanco shall have no obligation to purchase shares of Itaú-CorpBanca or Company Two, to the extent such purchase would, in and of itself, require Itaú Unibanco to make a tender offer for all of the outstanding shares of Itaú-CorpBanca.

If Itaú Unibanco ceases to be the Controlling Shareholder (as defined in Article 97 of the Chilean Securities Market Act) of Itaú-CorpBanca, prior to consummating any obligation pursuant to a provision of the Shareholders’ Agreement to purchase shares of Itaú-CorpBanca or Company Two from CorpGroup Parent which would result in Itaú Unibanco being the Controlling Shareholder of Itaú-CorpBanca, Itaú Unibanco shall commence a tender offer to purchase a number of shares of Itaú-CorpBanca which would result in Itaú Unibanco being the Controlling Shareholder of Itaú-CorpBanca for the purchase price provided in such applicable provision of the Shareholders’ Agreement and shall in any event satisfy its obligation (whether through the tender offer or a subsequent purchase thereafter) within ninety (90) calendar days.

CorpGroup Parent Liquidity Put and Call Options

During a period of eighteen months from the closing date of the Itaú-CorpBanca Merger, CorpGroup Parent shall have the right to (i) sell to Itaú Unibanco, a number of shares of Company Two representing in the aggregate up to 6.6% of all of the outstanding shares of Itaú-CorpBanca at a price equal to the market price as of the notice date of such put right; or (ii) cause Company Two to sell to Itaú Unibanco, through one of the mechanisms available on the Santiago Stock Exchange that only allows block sales, a number of shares of Itaú-CorpBanca representing up to 6.6% of all of the outstanding shares of Itaú-CorpBanca (in which event Itaú Unibanco will place an order to purchase such shares in the Santiago Stock Exchange at a price not less than such market price). If, as a result of the competitive bidding procedures of the Santiago Stock Exchange, the shares of Itaú-CorpBanca sold by Company

Two are unexpectedly sold over the Santiago Stock Exchange to a third party other than Itaú Unibanco or any of its affiliates at a higher price, then CorpGroup Parent shall no longer have the right to repurchase such shares of Itaú-CorpBanca from Itaú Unibanco or one of its wholly-owned subsidiaries.

If the put right described above has been exercised, at any time and from time to time during the five (5)-year period thereafter, CorpGroup Parent shall have the unconditional right either to (i) acquire from Itaú Unibanco a number of shares of Company Two up to the number of shares sold pursuant to the put right described above at the same price per share as was paid by Itaú Unibanco pursuant to such put right plus an annual interest rate at the Chilean Índice de Cámara Promedio plus a spread that is not to exceed the lowest spread then being offered by Itaú-CorpBanca to non-governmental borrowers in Chile; or (ii) cause Itaú Unibanco to place an order on the Santiago Stock Exchange to sell to CorpGroup Parent and/or Company Two a number of shares of Itaú-CorpBanca of up to the number of shares of Itaú-CorpBanca sold to Itaú Unibanco pursuant to the put right described above at the same price per share as was paid by Itaú Unibanco pursuant to such put right plus an annual interest rate at the Chilean Índice de Cámara Promedio plus a spread that is not to exceed the lowest spread then being offered by Itaú-CorpBanca to non-governmental borrowers in Chile. If, as a result of the competitive bidding procedures of the Santiago Stock Exchange, the shares of Itaú-CorpBanca sold by Itaú Unibanco or one of its wholly-owned subsidiaries are sold over the Santiago Stock Exchange to a third party at a higher price, then CorpGroup Parent and/or Company Two shall not have the right to repurchase such shares of Itaú-CorpBanca.

Call Option in Event of Material Breach

If either Itaú Unibanco or CorpGroup Parent commits a Material Breach of the Shareholders’ Agreement, or the Breaching Shareholder, the non-Breaching Shareholder shall have the right to give written notice to the Breaching Shareholder describing such Material Breach and demanding that the Breaching Shareholder cure the Material Breach by fully performing its obligation.

If the Breaching Shareholder has not cured its Material Breach within fifty (50) calendar days after receipt of any such notice, the non-Breaching Shareholder shall have the unconditional right to (i) require the Breaching Shareholder to sell all of its shares to the non-Breaching Shareholder at a price per share equal to 80% of the market price as of the date of the notice exercising a call option and (ii) if the non-Breaching Shareholder is CorpGroup Parent, to sell to Itaú Unibanco all of its shares at a price per share equal to 120% of the market price as of the date of the notice exercising a put option.

Notwithstanding the foregoing, if the non-Breaching Shareholder is Itaú Unibanco, Itaú Unibanco may elect to purchase the maximum number of shares which would allow Itaú Unibanco to avoid making a public offer for all of the outstanding shares of Itaú-CorpBanca.

Non-Competition; Non-Solicit

Non-Competition

Neither Itaú Unibanco nor CorpGroup Parent shall, directly or indirectly, own, invest, control, acquire, operate, manage, participate or engage in any Banking Business in Chile, Colombia and the Republic of Panama other than (i) through its investment in the Itaú-CorpBanca and its subsidiaries and (ii) through any sociedad de apoyo al giro in which Itaú-CorpBanca has an ownership interest.

For purposes of the Shareholders’ Agreement, Banking Business shall mean providing (i) consumer financial products and/or services, including secured and/or unsecured consumer lending, consumer mortgage products, consumer card products, retail banking products and/or services, and consumer leasing; and/or (ii) deposit-taking services including both consumer and commercial deposits, and payroll services; and/or (iii) credit and/or debit card transaction processing services (which transaction processing services, for the avoidance of doubt, include merchant acquiring); and/or (iv) commercial financial products and/or services, including bilateral and syndicated loans, trustee and depositary services; and/or (v) investment banking services; and/or (vi) financial advisory services related to the services described in clauses (i) through (v) above; and/or (vii) all businesses related or reasonably incidental thereto.

Notwithstanding the foregoing, the Shareholders’ Agreement permits the following activities: (i) providing consumer financing and other financial products or services offered from time to time by supermarkets and other nonbank retailers in the applicable jurisdiction; (ii) financing or providing asset management products and services; (iii) receiving from or providing to any third party a personal guaranty or a loan or engaging in other financial arrangements in connection with a transaction or transactions that does not otherwise constitute a Banking Business in Chile, Columbia or the Republic of Panama; (iv) making investments by or in employee retirement, pension or similar plans or funds or in companies that manage such plans or funds; (v) acquiring, owning, controlling or managing, in any third party that has any Banking Business in Chile, Colombia and the Republic of Panama pursuant to purchase, merger, consolidation or otherwise so long as (A) the Banking Business in Chile, Colombia or the Republic of Panama conducted by such third party or business constitutes not more than 10% of the revenues of such acquired third party or business and not more than 5% of the revenues of Itaú-CorpBanca, in each case for the immediately preceding 12 months, and (B) after consummation of such acquisition, Itaú-CorpBanca is offered the right to acquire such Banking Business for cash at the fair value thereof; (vi) acquiring, owning, controlling, managing, investing in any third party or business which would otherwise be prohibited under the non-compete obligation, provided that action is undertaken to sell the competing portion of such business; (vii) acquiring, owning, controlling, managing, investing in any third party that has any Banking Business in Chile, Colombia and the Republic of Panama or engaging in a new business opportunity in the Banking Business in Chile, Colombia, Peru and Central America, if such transaction or opportunity was presented by Itaú-CorpBanca to Itaú Unibanco, if Corp Group Parent is the investing party, or by Itaú-CorpBanca to Corp Group Parent, if Itaú Unibanco is the investing party, and Corp Group Parent or Itaú Unibanco, as the case maybe, withheld their consent to Itaú-CorpBanca consummating such transaction; (viii) providing products or services pursuant to any unsolicited request from any client that operates in Chile, Colombia and the Republic of Panama which cannot be reasonably provided by Itaú-CorpBanca or its subsidiaries or (ix) acquiring, owning, managing or investing in the MCC Entities (as defined in the Shareholders’ Agreement) or prohibit any activities currently conducted by the MCC Entities.

Non-Solicit

Neither Itaú Unibanco nor CorpGroup Parent shall, directly or indirectly, solicit for hire, hire or otherwise induce or attempt to induce any officer of Itaú-CorpBanca or any of its subsidiaries to leave the employment of Itaú-CorpBanca or any of its subsidiaries, or in any way interfere with the relationship between Itaú-CorpBanca or any of its subsidiaries, on the one hand, and any officer thereof on the other hand.

Dividend Policy; Dividend Put and Call Options.

For a period of eight fiscal years starting from the closing of the Transaction, or the Dividend Period, Itaú Unibanco and CorpGroup Parent have agreed to cause Itaú-CorpBanca to adopt an annual business plan and budget expressly providing for the management of Itaú-CorpBanca and its subsidiaries in a manner that has as its primary target, in the following order of priority: (i) first, complying with the Optimal Regulatory Capital for such fiscal year, (ii) second, the payment by Itaú-CorpBanca of cash dividends aggregating at least US$370 million for each year during the Dividend Period and (iii) third, achieving a growth rate of the total assets of Itaú-CorpBanca and CorpBanca Colombia above the Minimum Growth Rate and other reasonable objectives as determined by the board of Itaú-CorpBanca. Itaú Unibanco and CorpGroup Parent have agreed to cause the board of Itaú-CorpBanca to cause management of Itaú-CorpBanca and its subsidiaries to conduct their respective businesses in accordance with such annual business plan and budget.

If the amount of the dividends paid in cash by Itaú-CorpBanca is less than US$370 million for any fiscal year during the Dividend Period, Itaú Unibanco and Corpgroup have agreed to cause Itaú-CorpBanca and its subsidiaries to maximize the use of Tier 2 capital, to the fullest extent permitted by applicable Law to increase its regulatory capital to the extent required to maintain Optimal Regulatory Capital requirements for such fiscal year.

Optimal Regulatory Capital means at any date, with respect to either Itaú-CorpBanca or CorpBanca Colombia, as the case may be, (a) the higher of (i) 120% of the minimum regulatory Capital Ratio required by applicable law of the applicable country and (ii) the average regulatory Capital Ratio of the three largest privately-owned banks (excluding the Itaú-CorpBanca and/or CorpBanca Colombia) (measured in terms of assets) in Chile or Colombia, as the case may be, in each case as of the last day of the most recent fiscal year multiplied by (b) the risk-weighted assets (including any risk-weighted assets of subsidiaries that are consolidated for purposes of calculating minimum regulatory Capital Ratio in such country) of the Itaú-CorpBanca or CorpBanca Colombia, as the case may be, as of the date one year from the last day of the most recent fiscal year assuming that such risk-weighted assets grow during such year at a rate equal to the Minimum Growth Rate.

Minimum Growth Rate for any year shall mean the minimum growth rate of the total assets of Itaú-CorpBanca and CorpBanca Colombia (determined in accordance with IFRS) for the applicable country (e.g., Chile or Colombia) determined in good faith by the board of directors of Itaú-CorpBanca (but in no event exceeding Forecasted System Growth in such country for such year) reasonably necessary to maintain the market share of Itaú-CorpBanca and CorpBanca Colombia (each measured in terms of assets in their respective countries) as of the last day of the immediately preceding year.

Itaú-CorpBanca shall pay an annual dividend equal to 100% of the annual cash distributable earnings, net of any reserves required to maintain Optimal Regulatory Capital, before March 31 of each Fiscal Year. If the portion of such dividend to be received by CorpGroup Parent is less than US$120 million in any fiscal year of the Dividend Period, CorpGroup Parent shall have the right, from and after the date that such dividend is declared to (i) sell to Itaú Unibanco, at a price per share equal to the market price as of the date of the notification to exercise this put right, a number of shares of Company Two equal to (A) US$120 million minus the portion of the annual dividend declared by Itaú-CorpBanca to be received by CorpGroup Parent, divided by (B) the market price of the shares of Itaú-CorpBanca as of the date of the notification to exercise this put right; or (ii) cause Company Two to sell to Itaú Unibanco, a number of shares of Itaú-CorpBanca equal to (A) US$120 million minus the annual dividend declared by Itaú-CorpBanca and to be received by CorpGroup Parent, divided by (B) the market price of such shares as of the date of the notification to exercise this put right. If, as a result of the competitive bidding procedures of the Santiago Stock Exchange, the shares of Itaú-CorpBanca sold by Company Two are unexpectedly sold over the Santiago Stock Exchange to a third party at a higher price, then CorpGroup Parent shall no longer have the right to repurchase such shares of Itaú-CorpBanca from Itaú Unibanco or one of its wholly-owned subsidiaries.

If the put right described above has been exercised, during the five-year period thereafter, CorpGroup Parent shall have the right either to (i) acquire from Itaú Unibanco, a number of shares of Company Two up to the number of shares sold pursuant to such put right at the same price per share as was paid by Itaú Unibanco plus an annual interest rate at the Chilean Índice de Cámara Promedio plus a spread that is not to exceed the lowest spread then being offered by Itaú-CorpBanca to non-governmental borrowers in Chile; or (ii) cause Itaú Unibanco to place an order on the Santiago Stock Exchange to sell to CorpGroup Parent and/or Company Two a number of shares of Itaú-CorpBanca up to the number of shares sold to Itaú Unibanco pursuant to such put right at the same price per share as was paid by Itaú Unibanco plus an annual interest rate at the Chilean Índice de Cámara Promedio plus a spread that is not to exceed the lowest spread then being offered by Itaú-CorpBanca to non-governmental borrowers in Chile. If, as a result of the competitive bidding procedures of the Santiago Stock Exchange, the shares of Itaú-CorpBanca sold by Itaú Unibanco or one of its wholly-owned subsidiaries are sold over the Santiago Stock Exchange to a third party at a higher price, then CorpGroup Parent and/or Company Two shall not have the right to repurchase such shares of Itaú-CorpBanca.

Use of Brands

Itaú Unibanco and CorpGroup Parent have agreed that for so long as Itaú Unibanco owns shares of Itaú-CorpBanca, CorpBanca and its subsidiaries shall have a royalty-free, perpetual license to use the Itaú Brand, whether alone or in conjunction with other trademarks.

Preapproved matters

CorpGroup Parent has agreed to consent to and affirmatively vote its shares of Itaú-CorpBanca at any shareholders’ meeting in favor of the approval of a transaction between the Itaú-CorpBanca’s stock-broker (corredora) Subsidiary and MCC at such time as MCC is wholly owned by an Affiliate of Itaú Unibanco, transaction which may be structured as an acquisition of equity securities of MCC by Itaú-CorpBanca (followed by a merger of such Subsidiary and MCC).

Strategic Transactions

Pursuant to the terms of the Shareholders’ Agreement, CorpGroup Parent and Itaú Unibanco intend to use Itaú-CorpBanca and its subsidiaries as their exclusive vehicle to pursue business opportunities in the Banking Business in Chile, Colombia, Peru and Central America. As a result, if either CorpGroup Parent or Itaú Unibanco, intends to pursue or develop any new business opportunities in the Banking Business in the abovementioned territories, either individually or with third parties, such party shall notify the other party and provide Itaú-CorpBanca with the exclusive right to pursue such business opportunity prior to presenting it to or pursuing it individually or with third parties. If CorpGroup Parent or Itaú-Unibanco, as the case may be, does not agree to Itaú-CorpBanca pursuing or continue to pursue or consummate such particular business opportunity within thirty (30) days following receipt of such notice, the other party shall have the right to pursue and implement it unilaterally and not through Itaú-CorpBanca.

If CorpGroup Parent agrees to Itaú-CorpBanca pursuing a business opportunity that would require a capital increase and/or a change in the dividend policy of Itaú-CorpBanca, Itaú Unibanco has agreed to provide CorpGroup Parent with long-term financing in an amount reasonably necessary as to finance its subscription of its pro rata share in such capital increase. If, on the other hand, CorpGroup Parent agrees to allow Itaú-CorpBanca to pursue and implement such business opportunity but decides not to participate in the capital increase in connection therewith, Itaú Unibanco will grant CorpGroup Parent a call option with respect to the number of shares that if purchased by CorpGroup Parent at such time would restore its direct and indirect ownership percentage of outstanding shares of Itaú-CorpBanca to its ownership percentage of outstanding shares of Itaú-CorpBanca immediately prior to such capital increase.

Itaú Unibanco’s Paraguay and Uruguay Operations

In respect of Itaú Unibanco’s Paraguay and Uruguay Operations, CorpGroup Parent and Itaú Unibanco have agreed to (i) negotiate in good faith the inclusion of their respective businesses in Paraguay and Uruguay as part of the business owned and operated by Itaú-CorpBanca, (ii) use their reasonable best efforts to agree on the valuation of such businesses in Paraguay and Uruguay and (iii) if CorpGroup Parent and Itaú Unibanco agree on the valuation of such businesses, to transfer to and operate such businesses by Itaú-CorpBanca.

Note Purchase Agreement

On December 31, 2013 CorpBanca Colombia entered into a Note Purchase Agreement with the IFC, a member of the World Bank Group, and the IFC Capitalization (Subordinated Debt) Fund L.P., a Delaware Limited Partnership managed by the IFC Asset Management Company (collectively, the IFC Parties), by means of which CorpBanca Colombia issued bonds for an amount of up to US$170,000,000.00 to be sold to the IFC Parties and the IFC Parties subscribed and paid in full the purchase price for the bonds pursuant to the terms and conditions stated therein.

Sublease Automatic Teller Machine Contract

On November 26, 2008, we entered into a contract with SMU, Rendic Hermanos S.A., Supermercados Bryc S.A. and Distribuidora Super Diez S.A., each a related party, to sublease CorpBanca space in order to install automatic teller machines in the supermarket chains administrated by the previously mentioned corporations. The contract covers a term from November 26, 2008 to June 30, 2019. CorpBanca prepaid the lessors UF1,152,213 for the total amount and term of the spaces subleased. For further information, see Note 32 to our consolidated financial statements included herein.

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

Service Contracts

On July 6, 2001, we entered into a Service Contract with our affiliate CorpGroup pursuant to which CorpGroup provides us with professional and technical consulting services including preparation of financial statements, implementing financial and administrative procedures; preparing, analyzing, and providing legal advisory services; and analyzing economic, financial sectors and feasibility of investment plans; we pay fees of approximately UF6,250 per month. On January 27, 2014, we entered into an amendment to the Service Contract which will take effect as of January 1, 2015. Pursuant to this amendment, the Service Contract will be extended for a further 10-year term beginning on January 1, 2015, subject to certain early termination provisions. Either of the parties may extend the term of the Service Contract for five additional years. Provisions for the payment of expenses were also included in this amendment.

On April 10, 2008, we entered into a Service Contract with our affiliate CorpGroup, pursuant to which CorpGroup provides us with professional and technical consulting services in the finance, capital markets, real estate and operations areas; we pay fees of approximately UF 1,350 per month. On January 27, 2014, we entered into an amendment to the Service Contract which will take effect as of January 1, 2015. Pursuant to the amendment, the Service Contract will be extended for a further 10-year term beginning on January 1, 2015, subject to certain early termination provisions. Either of the parties may extend the term of the Service Contract for five additional years, subject to certain conditions. Provisions for the payment of expenses were also included in this amendment.

On March 27, 2012, we entered into a Service Contract with Mr. Álvaro Saieh Bendeck and our affiliate Corp Group Holding Inversiones Limitada, pursuant to which Corp Group Holding Inversiones Limitada provides us with professional and technical consulting services in all matters related to strategic planning and definitions, new businesses, including acquisitions in Chile or abroad, and management controls; we pay fees of approximately UF 1,250 per month. On January 27, 2014, we entered into an amendment to the Service Contract which will take effect as of January 1, 2015. Pursuant to the amendment, the Service Contract will be extended for a further 10-year term beginning on January 1, 2015, subject to certain early termination provisions. Either of the parties may extend the term of the Service Contract for five additional years, provided that on such date the services continue to be rendered with the participation of Mr. Álvaro Saieh Bendeck. Provisions for the payment of expenses were also included in this amendment.

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

When the shares to be converted into ADSs have been acquired by the foreign investor with funds brought into Chile through the Formal Exchange Market, a registration form shall be filed with the Department of International Financial Operations of the Central Bank of Chile by the foreign investor acting through an entity of the Formal Exchange Market on or before the date on which the foreign currency is brought into Chile. However, if the funds were brought into Chile with a different purpose and subsequently were used to acquire shares to be converted into ADSs, the Department of International Financial Operations of the Central Bank of Chile then shall be informed of such investment by the Custodian within ten days following the end of each fifteen-day period on which the Custodian has to deliver periodic reports to the Central Bank of Chile. If the funds were not brought into Chile, a registration form shall be filed with the Department of International Financial Operations of the Central Bank of Chile by the foreign investor itself or through an entity of the Formal Exchange Market within first 10 days of the month following the date on which the proceeds were used. Any foreign investor (other than the depositary) who has acquired shares and wishes to convert the same into ADSs shall assign to the depositary, prior to any such conversion, any foreign investment rights it may have pursuant to Chapter XIV of the Compendium. Any such assignment shall be filed with the Central Bank of Chile within the first 10 days of the month following its execution.

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

CASH DIVIDENDS AND OTHER DISTRIBUTIONS

Cash dividends paid by us with respect to the ADSs or common shares held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over to the Chilean tax authorities by us. We refer to this as the Chilean withholding tax. A credit against the Chilean withholding tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. In addition, distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit. In case such withholding is determined to be excessive at the end of the year, foreign holders will have rights to file for the reimbursement of the excess withholding. Under Chilean income tax law, for purposes of determining the level of the first category tax that has been paid by us, dividends generally are assumed to have been paid out of our oldest retained taxable profits. The first category tax rate is 20%. The foregoing tax consequences apply to cash dividends paid by us. Dividend distributions made in property (other than common shares) will be subject to the same Chilean tax rules as cash dividends.

CAPITAL GAINS

Gains realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile. The deposit and withdrawal of common shares in exchange for ADRs will not be subject to any Chilean taxes.

Gains recognized on a sale or exchange of common shares received in exchange for ADSs (as distinguished from sales or exchanges of ADSs representing such common shares) by a foreign holder will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter) if (1) the foreign holder has held such common shares for less than one year since exchanging ADSs for the common shares, (2) the foreign holder acquired and disposed of the common shares in the ordinary course of its business or as a regular trader of stock, or (3) the sale is made to a company in which the foreign holder holds an interest (10% or more of the shares in the case of open stock corporations). A 35% withholding tax is imposed on the amount of the sale or exchange of common shares received in exchange for ADSs, less a Chilean credit tax. In all other cases, gain on the disposition of common shares will be subject only to the first category tax levied as a sole tax. However, in these latter cases, if it is impossible to determine the taxable capital gain, a 5% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due.

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

This section does not apply to you if you are a U.S. holder subject to special rules, including for example:

•	a dealer in securities;
•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
•	a regulated investment company;
•	a real estate investment trust;
•	a tax-exempt organization;
•	a bank or other financial institution;
•	a life insurance company;
•	a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) or a partner or owner therein;
•	a person liable for alternative minimum tax;
•	a person that actually or constructively owns 10% or more of the bank’s shares;
•	a person that holds ADSs or common shares as part of a straddle, a hedging, conversion or constructive sale transaction; or
•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations, published rulings, and court decisions, all as of the date of this Annual Report. These laws are subject to change, possibly on a retroactive basis, and to differing interpretations. This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. On February 4, 2010, a comprehensive income tax treaty between the United States and Chile was signed, however such treaty has not yet been ratified by each country and therefore is not yet effective. It is unclear at this time when such treaty will be ratified by both countries. You should consult your tax advisor regarding the ongoing status of this treaty and, if ratified, the impact such treaty would have on the consequences described in this Annual Report.

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

If a partnership (or other entity treated as such for U.S. federal income tax purposes) holds the ADSs or common shares, the U.S. federal income tax treatment of a partner or owner of such entity will generally depend on the status of the partner or owner and the tax treatment of such entity. A partner or owner in an entity holding the ADSs or common shares should consult its tax advisor with regard to the U.S. federal income tax treatment of its investment in the ADSs or common shares.

Prospective investors should consult their tax advisors as to the particular tax considerations applicable to them relating to the acquisition, ownership and disposition of our ADSs or common shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

OWNERSHIP OF ADSs

In general

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the relevant deposit agreement and any related agreement will be performed in accordance with the terms. For U.S. federal income tax purposes, if you are a holder of ADSs, you generally will be treated as the owner of our common shares represented by such ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to U.S. federal income tax. The U.S. Treasury Department has expressed concern that depositaries for ADRs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. These actions would also be inconsistent with claiming the reduced rate for “qualified dividend income” described below. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Chilean withholding taxes and sourcing rules described below and availability of the reduced rate for qualified dividend income could be affected by future actions that may be taken by the U.S. Treasury Department.

Taxation of distributions

Subject to the PFIC rules discussed below, if you are a U.S. holder, the gross amount of any distribution of cash or property (including the net amount of Chilean taxes withheld, if any, on the distribution, after taking into account the credit for first category tax, as discussed above under “—Chilean Tax Considerations—Cash Dividends and Other Distributions”), paid by the bank out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be includable in gross income as ordinary dividend income. You must include the net amount of Chilean tax withheld, if any, from such distribution in gross income even though you do not in fact receive it. The dividend is taxable to you when you, in the case of common shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs or common shares and thereafter as either long-term or short-term capital gain, depending on whether you have held our ADSs or common shares for more than one year at the time of the distribution. The bank does not currently maintain, and does not intend to maintain, calculations of our earnings and profits in accordance with U.S. federal income tax principles. Consequently, a U.S. investor should treat the entire amount of any distribution received as a dividend. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

If you are a non-corporate U.S. holder, dividends paid to you may constitute qualified dividend income and be taxable to you at a reduced rate provided that (1) certain holding period requirements are met, (2) the ADSs or common shares are considered to be readily tradable on an “established securities” market in the United States, and (3) the bank is not a PFIC. Under U.S. Internal Revenue Service, or IRS, authority, ADSs are considered for purposes of clause (2) above to be readily tradable on an established securities market in the United States because they are listed on the NYSE. Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividend income because the common shares are not themselves listed on a U.S. exchange. Moreover, as discussed below, under “—Passive Foreign Investment Company rules”, we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2013 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks. You should consult your tax advisor regarding the availability of the reduced rate for dividends paid with respect to our ADSs or common shares. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain U.S. corporations.

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

Subject to certain limitations (including minimum holding period requirements), the net amount of Chilean income tax withheld and paid over to the Chilean taxing authorities (after taking into account the credit for first category tax, when available) will generally be creditable or deductible against your U.S. federal income tax liability. However, if the amount of Chilean withholding tax initially withheld from a dividend is determined under applicable Chilean law to be excessive (as described above under “—Chilean Tax Considerations—Cash Dividends and Other Distributions”), the excess tax may not be creditable. Special rules apply in determining the foreign tax credit limitation with respect to dividends received by individuals that are subject to the reduced tax rate for qualified dividends. Dividends will be treated as income from sources outside the United States and generally be categorized as “passive category income” for most U.S. holders for U.S. foreign tax credit purposes. A U.S. holder that does not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such foreign income taxes, provided that the U.S. holder elects to deduct (rather than credit) all foreign income taxes paid or accrued during the taxable year. This discussion does not address special rules that apply to U.S. holders who, for purposes of determining the amount of the foreign tax credit, take foreign income taxes into account when accrued. The rules governing foreign tax credits are complex and a U.S. holder should consult its own tax advisor regarding the availability of foreign tax credits under its particular circumstances.

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

If a Chilean income tax is withheld on the sale, exchange or other taxable disposition of our ADSs or common shares, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Chilean income tax. Capital gain or loss, if any, realized by a U.S. holder on the sale, exchange or other taxable disposition of ADSs or common shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of a common share that is subject to Chilean income tax, the U.S. holder may not be able to benefit from the foreign tax credit for that Chilean income tax (i.e., because the gain from the disposition would be U.S. source), unless the U.S. holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. holder may take a deduction for the Chilean income tax, provided that the U.S. holder elects to deduct all foreign taxes paid or accrued for the taxable year. The rules governing foreign tax credits are complex and a U.S. holder should consult its own tax advisor regarding the availability of foreign tax credits under its particular circumstances.

Passive Foreign Investment Company rules

Based upon our current estimates, expectations and projections of the value and classification of our assets and the sources and nature of our income, we believe that the bank’s ADSs and common shares should not be treated as stock of a PFIC for U.S. federal income tax purposes for 2013, our current taxable year or in the foreseeable future, including after the anticipated combination of the bank and Itaú following the Itaú-CorpBanca Merger, but this conclusion is a factual determination that is made annually and there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. Our actual PFIC status for our current taxable year ending December 31, 2014 will not be determinable until after the close of our current taxable year ending December 31, 2014 and accordingly, there is no guarantee that we will not be a PFIC for 2014 or any future taxable year.

In general, if you are a U.S. holder, the bank will be a PFIC with respect to you if for any taxable year in which you held the bank’s ADSs or common shares:

•	at least 75% of the bank’s gross income for the taxable year is “passive income”; or
•	at least 50% of the value, determined on the basis of a quarterly average, of the bank’s assets is attributable to assets that produce or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, annuities and gains from assets that produce passive income. We will be treated as owning our proportionate share of the assets and earnings and our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% by value of the stock of another corporation. If we are a PFIC for any year during which you hold our ADSs or common shares, you will generally be required to treat our ADSs or common shares as stock in a PFIC for all succeeding years during which you hold our ADSs or common shares, even if the bank does not otherwise meet the PFIC tests for any such succeeding year.

We are unable to determine with certainty that we are not a PFIC because the application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice and has proposed regulations, referred to as the active bank exception, that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank. The IRS notice and proposed regulations each have different requirements for qualifying as a foreign bank, and for determining the banking income that may be excluded from passive income under the active bank exception. Moreover, the proposed regulations have been outstanding since 1994 and will not be effective unless finalized.

We believe that we should qualify as an active bank under both the notice and the proposed regulations, assuming that the proposed regulations are finalized in their current form. Accordingly, based on our present regulatory status under Chilean law, the present nature of our activities and the present composition of our assets and sources of income, we do not believe we were a PFIC for the taxable year ending December 31, 2013 (the latest period for which the determination can be made) and we also do not expect to be a PFIC for the current taxable year or for any future taxable years. However, if the Itaú-CorpBanca Merger is successfully consummated, whether we qualify as an active bank and whether we are a PFIC for the taxable year including such consummation and any subsequent taxable year will depend on the activities of the combined bank and, in part, on the composition of assets currently owned by Itaú and the types of income that these assets generate in future taxable years. As a result, although we expect to qualify as an active bank and we do not expect to be a PFIC for the taxable year of the consummation of the Itaú-CorpBanca Merger and in subsequent taxable years, at this time there can be no assurance that this will be the case

However, because a PFIC determination is a factual determination that must be made following the close of each taxable year and is based on, among other things, the market value of our assets and shares, and because the proposed regulations (although proposed to be retroactive in application) are not currently in force, our PFIC status may change and there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. If the bank is treated as a PFIC for any year in which you hold ADSs or common shares, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition (including certain pledges) of your ADSs or common shares; and
•

any “excess distribution” that the bank makes to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ADSs or common shares during the three preceding taxable years or, if shorter, your holding period for the ADSs or common shares).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ADSs or common shares;
•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;
•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and
•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

Notwithstanding any election you make with regard to the ADSs or common shares, dividends that you receive from us will not constitute qualified dividend income to you, and therefore are not eligible for the reduced tax rate described above, if the bank is a PFIC either in the taxable year of the distribution or any preceding taxable year during which you held our ADSs or common shares. Instead, you must include the gross amount of any such dividend paid by us out of the bank’s accumulated earnings and profits (as determined for U.S. federal income tax purposes) in your gross income, and these amounts will be subject to tax at rates applicable to ordinary income.

If you directly (and, in some cases, indirectly) own ADSs or common shares that are treated as PFIC shares with respect to you during a taxable year, you will be required to file an annual report on IRS Form 8621for such taxable year.

In addition, if we are a PFIC, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election, which, like the mark-to-market election, is a means by which U.S. taxpayers may elect out of the tax treatment that generally applies to PFICs.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or common shares, including the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

Possible Foreign Account Tax Compliance Act Withholding

Pursuant to Sections 1,471 through 1,474 of the Code and U.S. Treasury Regulations promulgated thereunder, or FATCA, a 30% withholding tax may be imposed on all or some of the payments on the ADSs or our common stock after December 31, 2016 to holders and non-U.S. financial institutions receiving payments on behalf of holders that, in each case, fail to comply with information reporting, certification and related requirements. Under current guidance, the amount to be withheld is not defined, and it is not yet clear whether or to what extent payments on the ADSs or shares of our common stock may be subject to this withholding tax. This withholding tax, if it applies, could apply to any payment made with respect to the ADSs or our common stock. Moreover, withholding may be imposed at any point in a chain of payments if a non-U.S. payee fails to comply with U.S. information reporting, certification and related requirements. Accordingly, ADSs or shares of our common stock held through a non-compliant institution may be subject to withholding even if the holder otherwise would not be subject to withholding. You should consult your tax advisor regarding potential U.S. federal withholding taxes imposed under FATCA.

If FATCA withholding is required, the Bank will not be required to pay any additional amounts with respect to any amounts withheld. Certain beneficial owners of ADSs or our common stock that are not foreign financial institutions generally will be entitled to refunds of any amounts withheld under FATCA, but this may entail significant administrative burden. U.S. holders are urged to consult their tax advisers regarding the application of FATCA to their ownership of the ADSs or our common stock.

Medicare tax

A 3.8% tax is imposed on the lesser of (i) modified adjusted gross income in excess of US$200,000 (US$250,000 for joint-filers), and (ii) net investment income of certain individuals, trusts and estates. For these purposes, net investment income will generally include any dividends paid to you with respect to the ADSs or common shares and any gain realized on the sale, exchange or other taxable disposition of an ADS or common share.

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

Certain U.S. investors are subject to reporting requirements in connection with the holding of certain foreign financial assets, including our ADSs or common shares that they own, either directly or through certain foreign financial institutions, but only if the aggregate value of all of such assets exceeds US$50,000. Such investors are subject to penalties if they are required to submit such information to the IRS and fail to do so. You should consult your tax advisor regarding the application of these new reporting requirements to your particular situation.

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

Not applicable.

ITEM 11.            QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT FINANCIAL RISK

A.	Definition and Principles of Financial Risk Management

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

Our asset and liability management policies are developed by our Asset & Liability Committee, or our A&L Committee, following guidelines established by our Board of Directors. The A&L Committee is composed of eleven members, including a director, the CEO, the Division Manager—Treasury and International, the Financial Risk Manager, our CFO, and the Division Managers of Management Control and Planning, Retail Banking, Financial Services Offered Through Subsidiaries and Commercial Banking, represented by the Managers of the Corporate and Commercial Banking Divisions. The role of the Financial Risk Manager and the A&L Committee is to ensure that our treasury and international division’s operations are consistently in compliance with our internal risk policies and limits, as well as applicable regulations. The A&L Committee typically meets once per month. Senior members of our treasury and international division meet regularly with the A&L Committee and outside consultants to discuss our asset and liability position. The members of our financial risk management department are not employed in our banking operations or treasury and international division.

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

Our financial risk analysis focuses on managing risk exposure relating to (i) the interest rate risk relating to fixed income portfolio (comprised of a “trading” portfolio and “an available-for-sale” portfolio), which contains mainly Chilean government bonds, Colombian government bonds, corporate bonds, letters of credit loans issued by third parties and interest rate derivatives, (ii) the interest rate risk relating to asset and liability positions, (iii) liquidity risk, and (iv) our net foreign currency position, which includes all of our assets and liabilities in foreign currencies (mainly U.S. dollars), including derivatives that hedge certain foreign currency mismatches that arise between investments and the funding thereof.

1.	Market Risk

a)	Definition

Market risk is the exposure to economic gains or losses caused by movements in prices and market variables. This exposure stems from both the trading book, where positions are valued at fair value, and the banking book, which is at amortized cost. The different valuation methodologies require the use of diverse tools to measure and control the impact on either the value of the Bank’s positions or its financial margin.

Decisions as to how to manage these risks are reviewed by committees, the most important of which is the Asset-Liability, or A&L Committee.

Each of the activities are measured, analyzed and reported on a daily basis using different metrics to ascertain their risk profiles.

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

The following section describes the main risk factors along with the tools we use to monitor the most important impacts of market risk factors to which the Bank and its subsidiaries are exposed.

1. Risk Factors

a) Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions.

•	The main sources of foreign exchange risk are:
•	Positions in foreign currency (FX) within the trading book.
•	Currency mismatches between assets and liabilities in the banking book.
•	Cash flow mismatches in different currencies.
•

Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the bank’s income statement and equity. This effect is known as “translation risk”.

b) Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g. UF, UVR or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the balance sheet may be denominated.

c) Interest Rate Risk

Interest rate risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of trading instruments and the net interest margin and other gains from the banking book such as fees. Likewise, fluctuations in interest rates can affect the underlying value of our assets and liabilities and of derivative instruments that are recorded off balance sheet at fair value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin and equity.

Movements in interest rates can be explained by at least the following risk factors:

•	Systemic risk
•	Funding liquidity risk
•	Credit risk
•	Specific risk

(i)	Prepayment or Call Risk

This risk arises from the possible prepayment (partial or full) of any transaction before its contractual maturity, generating the need to reinvest the freed cash flows at a different rate than that of the prepaid transaction.

(ii)	Underwriting Risk

This risk arises as a result of the Bank underwriting a placement of bonds or other debt instruments, taking on the risk of coming to own the portion of the issuance that could not be placed among potential interested parties.

d) Correlation Risk

Correlation risk is the exposure to changes in estimated correlations between the relative value of two or more assets, or a difference between the effective and estimated correlation over the life of the transaction.

e) Market Liquidity Risk

Market liquidity risk is the exposure to losses as a result of the potential impact on transaction prices or costs in the sale or closure of a position. This risk is related to the particular market’s degree of depth.

f) Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as the exposure to changes in the perceived volatility of these factors.

b)	Management Principles

The following principles govern the market risk management efforts of CorpBanca and its subsidiaries:

•

Business and trades are conducted in line with established policies, pre-approved limits, guidelines, procedure controls and clearly defined delegation of decision-making authority, in compliance with applicable laws and regulations.

•

The Bank’s organizational structure must ensure effective segregation of duties so that trading, monitoring, accounting and risk measurement and management are performed and reported independently using a dual-control system.

•	Trading of new products and participation in new markets can only take place if:
•	The product has been approved by the Bank’s New Product Committee.
•	A full assessment has been conducted to determine if the activity falls within the bank’s general risk tolerance and specific commercial objectives.
•	Proper controls and limits have been set for that activity.
•	The limits, terms and conditions stipulated in the authorizations are monitored on a daily basis and any excesses are reported no later than the following day.
•	Trading positions are valued each day at fair value in accordance with the Valuation Policy.
•	All trades must be executed at current market rates.

2.	Funding Liquidity Risk

a)	Definition

Funding liquidity risk is the exposure of the bank and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

•	the liquidation of positions, when it so decides, to occur without significant losses.
•	the commercial and treasury activities of the bank and its subsidiaries to be financed at competitive rates.
•	the Bank to avoid fines or regulatory sanctions for not complying with regulations.

b)	Management Principles

The principles used to manage funding liquidity risk include:

•	Balancing strategic liquidity objectives with corporate profitability objectives, designing and implementing investment and financing strategies to compete with our key competitors.
•	Designing policies, limits and procedures in accordance with banking regulations, internal rules and CorpBanca’s strategic business objectives.
•

Establishing a robust framework for managing liquidity risk that guarantees that the entity will maintain sufficient liquidity, including a cushion of high-quality, unencumbered liquid assets that can be used to contend with a series of stress-generating events, including those that bring about losses or weaken sources of secured and unsecured financing.

•	Clearly establishing liquidity risk tolerance appropriate for its business strategy and its size within the financial system.
•

We have a financing strategy that promotes effective diversification of funding sources and maturities. It maintains a continuous presence in the funding market with correspondent banks and select customers, maintaining close relationships and promoting diversification of funding sources. It also keeps appropriate lines of financing available, ensuring its ability to obtain liquid resources quickly. We have identified the main factors of vulnerability that affect its ability to secure funds and monitors the validity of the assumptions behind estimates for obtaining funding.

•

CorpBanca actively manages its intraday liquidity positions and risks in order to punctually meet its payment and liquidation obligations both under normal circumstances as well as situations of stress, contributing to the smooth operations of the payment and settlement systems.

3.	Counterparty Risk

Credit default risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty’s inability to comply with obligations to settle derivative operations with bilateral risk.

The bank diversifies credit risk by placing limits on the concentration of this risk in any one individual debtor, debtor group, product, industry segment or country. Such risks are continuously monitored and the limits by debtor, debtor group, product, industry and country are reviewed at least once per year and approved by the respective committee.

Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations on time and as agreed.

Furthermore, we have strict controls for derivative contracts negotiated directly with its counterparties. This exposure is managed using limits per customer based on a risk methodology equivalent to credit risk exposure. Lastly, the values of derivatives are adjusted to reflect the expected loss from the counterparty.

B.	Corporate Governance Structure and Committees

CorpBanca has established a sound organizational structure for monitoring, controlling and managing market risks, based on the following principles:

•	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.
•	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.
•	Senior management establishes the guidelines for risk appetite, and
•	is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

In order to guarantee the flexibility of management efforts and communication of risk levels to upper management, a network of committees has been established, detailed as follows:

•

Daily Committee: Meets daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.

•

Market and Proprietary Trading Committee: Meets weekly to analyze management of positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

•	Financial Management Committee: Meets biweekly to analyze management of structural interest rate and indexation risk in the banking book.
•	Liquidity Management Committee: Meets biweekly to analyze management of funding liquidity risk.
•

A&L Committee: Meets biweekly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

•

Board of Directors: The Board of Directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

The Divisions in charge of managing market and funding liquidity risk are:

The Treasury Division is responsible for managing market risk. Its primary objective is to generate or conduct business with customers while its secondary function is to carry out proprietary trading.

The Finance and International Division is responsible for managing all structural risks in the markets in which it operates through the Financial Management and Liquidity Management Areas in order to provide greater stability to the financial margin and ensure suitable levels of solvency and liquidity.

As with the structure for financial risk at a corporate level, each local financial risk unit arranges its functions based on the specific characteristics of the business, operations, legal requirements or other relevant aspects.

In order to guarantee adherence to corporate policies and proper local execution, the corporate financial risk area and local units have the following roles and functions:

Corporate Financial Risk Area:

•	To design, propose and document risk policies and criteria, corporate limits and decision making and control processes.
•	To generate management schemes, systems and tools, overseeing and supporting implementation so that they function effectively.
•	To know, assimilate and adapt internal and external best practices.
•	To drive commercial activity to attain risk-weighted results.
•	To consolidate, analyze and control financial risk incurred by all perimeter units.

Local Financial Risk Units:

•	To measure, analyze and control the risks under their responsibility.
•	To adapt and embrace corporate policies and procedures through local approval.
•	To define and document local policies and lead local projects.
•	To apply policies and decision-making systems to each market.
•	To adapt the organization and management schemes to corporate frameworks and rules.

C.	Monitoring and Controlling Financial Risk

1.	Market Risk

a)	Management Tools

(1)	Internal Monitoring

(a)	Limits and Warning Levels

The market risk limits are established on diverse metrics trying to cover all business lines and activities subject to market risk from various perspectives. The foremost important limits are:

Trading book:

•	VaR Limits
•	Limits of equivalent position and/or nominal
•	Sensitivity limits to interest rates
•	Gamma and Vega Limits

Structural interest rate risk:

•	Sensitivity limit of net interest margin 1 year
•	Sensitivity limit of equity value

(i)	Trading Book

The trading book consists of financial instruments that are allocated to diverse portfolios based on their strategy. The market risk of these instruments stems mainly from being recorded at fair value. As a result, changes in market conditions can directly impact their value. The following sections describe the monitoring and control structure for market risk in the trading book used during 2013.

(a)	Value at Risk (VaR)

We use Value-at-Risk, or VaR methodology as a statistical tool to measure and control interest rate, currency, inflation and volatility risk inherent to the Bank trading activities

The VaR methodology is the main tool for controlling market risk in the trading book. Its appeal lies in its providing a statistical measurement of the maximum expected loss at a certain defined level of confidence, consolidating the risk exposures with the observed distribution of market factors.2

[2]

To be discussed whether further disclosure regarding VaR for each trading portfolio and based on net currency position and VaR to be included. SEC Letter April 2, 2013. Statement as to no VaR methodology change in 2013 to be added.

The following table shows the limit structure used by the Bank and its subsidiaries for 2013. Changes were proposed during the year to the Treasury limit structure in Chile in response to new business lines developed. As a result, two new limits were established, effective beginning January 1, 2014; one is a corporate control for all Treasury operations while the other is a limit for the long-term trading portfolio in order to provide support for the bond underwriting business. During 2013, measurements of consumption over proposed limits were taken and communicated on a daily basis.

VaR Limits for Bank and Subsidiaries
(MCh$)
		2013	2012

CORPBANCA CHILE	Market Making VaR
	Limit	1.000	700
	Proprietary VaR
	Limit	250	250
	Balance Sheet VaR
	Limit	1.500	-
* VaR limit at 95% and 1 day.

CONSOLIDATED COLOMBIA (CorpBanca & Helm Bank)	Limit	682	682
* VaR limit at 99% and 1 day.

CORPBANCA CORREDORA DE BOLSA S.A.	Limit	80	80
	VaR Rate
	Limit	60	60
	Variable-Income VaR
	Limit	50	50
	Currency VaR
	Limit	45	45
* VaR limit at 99% and 1 day.

CORPBANCA NEW YORK	Limit	35	35

TABLE 1: VAR LIMIT STRUCTURE FOR THE BANK AND ITS SUBSIDIARIES

The following table presents the use of VaR during 2013 for the Bank and its Chilean and foreign subsidiaries.

VaR Statistics for Bank and Subsidiaries
(MMCh$)
		VaR with 99% confidence level
		2013				2012	2011
		Minimum	Average	Maximum	Last	Last	Last
CORPBANCA CHILE	VaR	782.11	1,370.63	3,094.57	1,465.56	852.54	516.56
	Diversification Effect	20.81	74.86	559.83	50.96	230.42	41.23
	Interest Rate VaR	18.61	87.39	569.28	45.65	717.13	517.01
	Variable-Income VaR	-	-	-	-	-	-
	Currency VaR	720.80	1,358.11	3,097.39	1,470.87	365.83	40.77

CONSOLIDATED COLOMBIA (CorpBanca & Helm Bank)	VaR	100.99	289.53	501.40	256.20	248.32	-
	Diversification Effect	203.47	29.81	323.58	13.85	23.99	-
	Interest Rate VaR	87.03	321.54	812.36	329.88	247.03	-
	Variable-Income VaR	-	-	-	-	-	-
	Currency VaR	0.43	57.03	324.84	11.00	25.28	-

CORPBANCA CORREDORA DE BOLSA	VaR	23.62	45.09	112.98	62.74	39.77	271.84
	Diversification Effect	84.09	126.41	264.43	195.23	105.37	545.11
	Interest Rate VaR	15.87	32.40	110.24	51.65	26.17	271.89
	Variable-Income VaR	1.08	18.16	47.86	41.61	10.34	-
	Currency VaR	1.39	29.03	52.50	39.23	29.10	1.38

CORPBANCA NEW YORK	VaR	8.19	10.05	11.99	11.93	18.63	-
	Diversification Effect	-	-	-	-	-	-
	Interest Rate VaR	8.19	10.05	11.99	11.93	18.63	-
	Variable-Income VaR	-	-	-	-	-	-
	Currency VaR	-	-	-	-	-	-

TABLE 2: VAR CONSUMPTION FOR THE BANK AND ITS SUBSIDIARIES

The following tables show the daily evolution of the VaR during 2013 for the Bank and its subsidiary in Colombia. Worth highlighting is the increase in VaR in Colombia starting in August as a result of the consolidation of Helm Bank.

TABLE 3: VAR TRENDS IN CHILE AND COLOMBIA IN 2013

(i)	VaR Backtesting

VaR backtesting is carried out at a local and corporate level by the different financial risk units. The backtesting methodology is applied consistently to all of the Bank’s portfolios. These exercises consist of comparing the estimated VaR measurements at a determined level of confidence and time horizon against the real results of losses obtained during the same time horizon. The methodology used compares the results obtained without considering the intraday results or changes in positions within the portfolio. This method corroborates the individual models’ ability to value and measure the risks from the different positions.

The following table shows trends in P&L and VaR for Chile and Colombia.

TABLE 4: BACKTESTING TRENDS FOR CHILE IN 2013

The graph presented above shows VaR movements with data from 301 entries and the Bank’s results in Chile. As can be appreciated, in this period there was no exception over the daily VaR, rendering the First Excess Test ineffective and stripping the Frequency Test (Kupiec Test) of an important factor. The latter test is located in the green area.

TABLE 5: BACKTESTING TRENDS FOR COLOMBIA IN 2013

The graph presented above shows VaR movements with data from 242 entries and the Bank’s results in Colombia. During the period, there were 3 exceptions that surpassed the daily VaR. Based on the statistical tests, the model provides consistent results and, therefore, does not require adjustment.

Interest Rate and Currency Sensitivity

Measuring interest rate and currency sensitivity is one of the main tools for monitoring market risk in the trading book, enabling the Bank to break down, understand and report on the directional positions to which it is exposed.

Interest rate and currency sensitivity is monitored on a daily basis and is limited by the VaR limits established for each portfolio.

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

Exchange rate risk is controlled using notional limits, giving fluidity to currency products with customers and simultaneously limiting trading positions. The following table shows the current notional limits as well as closing positions and statistics for 2013.

	Year-end 2013				Consumption Statistics 2013
Exchange Rate	Limit [USD]	Position [USD]	VaR 95% [CLP]	VaR Inc 95% [CLP]	Minimum [USD]	Average [USD]	Maximum [USD]
USD/CLP	55.000.000	5.353.766	17.725.612	-10.266.294	-40.176.036	2.654.557	47.089.815
EUR/USD	20.000.000	-4.140.088	15.475.433	-23.142.161	-11.684.192	-1.528.818	11.400.037
JPY/USD	10.000.000	177.484	13.632.814	-42.087.759	-6.525.423	-645.232	5.148.712
GBP/USD	10.000.000	104.084	386.848	160.130	-1.899.750	25.188	3.044.017
AUD/USD	5.000.000	16.037	94.175	34.103	-2.083.458	38.393	2.119.728
BRL/USD	5.000.000	-424	13.175	-10.765	-3.447.482	-31.309	5.112.538
COP/USD	5.000.000	-	-	-	-3.564.220	-41.025	703
MXN/USD	5.000.000	149.444	339.183	286.078	-3.003.213	160.962	6.059.132
PEN/USD	5.000.000	-	-	-	-1.457	4.184	988.880
CAD/USD	5.000.000	17.819	221.639	151.052	-425.295	56.557	1.815.774
NOK/USD	200.000	9.711	53.910	98.714	-200.555	7.511	19.407
DKK/USD	200.000	29.806	113.809	166.516	-36.200	16.964	30.731
SEK/USD	200.000	2.954	3.963	-7.496	-147.372	1.182	12.128
CHF/USD	200.000	81.166	399.435	277.457	-7.713	42.601	1.110.078
WON/USD	200.000	-	-	-	-	-	-
CNY/USD	200.000	6.929	4.099	1.310	-653	4.900	16.795

TABLE 6: CURRENT LIMITS AND CONSUMPTION OF CURRENCY POSITIONS FOR 2013

The following tables show the trends in the most important currency positions managed in Chile, which are the U.S. dollar (USD) and the euro (EUR).

TABLE 7: EVOLUTION OF USD/CLP POSITION FOR 2013

TABLE 8: EVOLUTION OF EUR/USD POSITION FOR 2013

The limit for Colombia uses an overall position for all currencies, which cannot exceed US$ 30 million (notional). The table below shows the aggregate position for Colombia.

TABLE 9: EVOLUTION OF USD/CLP POSITION FOR 2013 CORPBANCA COLOMBIA

TABLE 10: EVOLUTION OF USD/CLP POSITION FOR 2013 HELM BANK

(c)	Sensitivity to Volatility

While the options portfolio is included in the VaR calculation described in the section above, the Bank also controls the risks associated with the currency options portfolio with additional limits, which promote the product as a customer necessity, more than as trading positions.

•	Gamma Risk Limit or Effect of Convexity of Options
•	Vega Risk Limit or Effect of Variability of Area of Implied Market Volatility

The following graphs show the use of limits as of year-end 2013 and trends in their use.

	Year-end 2013		Consumption Statistics 2013
Index	Limit [MCh$]	Value [MCh$]	Minimum [MCh$]	Average [MCh$]	Maximum [MCh$]
Gamma Risk	50	17	-	2	58
Vega Risk	300	221	20	156	285

TABLE 11: CONSUMPTION OF GAMMA AND VEGA RISK 2013

TABLE 12: TRENDS IN GAMMA RISK 2013

TABLE 13: TRENDS IN VEGA RISK 2013

In December 2013, the A&L Committee in Chile, and later the A&L Committee in Colombia, approved gamma and vega limits for our subsidiary in Colombia. With this milestone, options were included in the product offering available to customers that operate in Colombian pesos.

(ii)	Banking Book

The banking book consists primarily of:

Assets

•	Cash
•	Commercial, mortgage and consumer loans from the commercial areas.
•	Fixed-income instruments classified as available for sale or held to maturity.

Liabilities

•	Demand deposits
•	Time deposits
•	Senior and subordinated bonds
•

Derivative instruments that qualify for hedge accounting: Derivatives that, meeting certain requirements, are given an accounting treatment different than those derivatives recorded in the trading book, the objective of which is to manage risks in the banking book.

The banking book’s main risks and the tools used to monitor, control and manage these risks are described below.

(a)	PV(90)

We use a sensitivity for available-for-sale portfolios, for evaluating the change in portfolio’s market value. This tool is complementary to VaR, like a form to measure portfolio’s sensitivity independent of volatility level. We assume 90 basis points in the available-for-sale portfolio, within a limit of 5% of regulatory capital.

The following graph shows the evolution of the index compared with its limit for Chile.

TABLE 14: EVOLUTION DV90 OF AVAILABLE-FOR-SALE PORTFOLIO DURING 2013

The same limit applies to the available-for-sale portfolio in Colombia. The following graph shows the evolution of the index compared with its limit for Colombia (4% of regulatory capital)

TABLE 15: EVOLUTION DV90 OF AVAILABLE-FOR-SALE PORTFOLIO DURING 2013

Note that towards the end of July 2013, the subsidiary’s capital increase automatically increased the limit. Also, the available-for-sale portfolio was included in the measurements in August with the consolidation of Helm.

(b)	Sensitivity to Indexation

CorpBanca’s balance sheet presents a mismatch between inflation-indexed assets and liabilities. The Chilean market has more indexed assets than liabilities, which explains why the bank has a mismatch of inflation-indexed assets. This is due to the existence of medium and long-term indexed assets that are financed with liabilities in Chilean pesos.

Hedge accounting is used as an effective and relatively low-cost tool to manage this risk.

The following table shows the size of the mismatch as of year-end 2013 and the mismatch statistics during the year.

		Statistics 2013
	Year-end 2013 [MCh$]	Minimum [MCh$]	Average [MCh$]	Maximum [MCh$]
Total Mismatch	1.014.274	227.026	646.953	1.071.409

Balance Sheet Mismatch	1.632.697	952.373	1.373.277	1.675.313
Derivative Mismatch	-627.076	-1.402.856	-737.517	-126.734
Investment Mismatch	8.654	-	13.135	31.954

TABLE 16: INFLATION MISMATCH AS OF YEAR-END 2013 AND STATISTICS FOR THE YEAR

The following graph shows trends in this mismatch during 2013 and the relative ease in managing this risk. Throughout 2013, exposure remained at moderate levels and increased at the end of the year, looking to benefit from the expected increase in inflation indices in Chile.

TABLE 17: EVOLUTION OF INFLATION MISMATCH DURING 2013

(c)	Sensitivity of Financial Margin and Economic Capital

The Annual Income Sensitivity, or AIS) index measures the sensitivity of the interest margin to 100 bps variations in the repricing rate for assets and liabilities during the next 12 months. The established limits are much lower than the Bank’s annual net income. During 2013, the sensitivity risk in the interest margin in Chile has remained low with a positive sensitivity to drops in interest rates. This exposure increased towards the end of 2013.

The Market Value Sensitivity, or MVS index measures the sensitivity of the economic value (fair value) of the banking book in the event of a 100 bps increase in the valuation rates of assets and liabilities.

The tables below show the evolution of sensitivity indicators for interest margins and economic capital for Chile and Colombia. It is important to mention that Helm Bank was incorporated into these measurements beginning in August.

TABLE 18: EVOLUTION MVS AND AIS CHILE 2013

TABLE 19: EVOLUTION MVS AND AIS COLOMBIA 2013

The Gap Table below show the risk maturity structure in Chile and Colombia at the end of 2013:

CHILE CLP (MMCh$)	Total	1M	3M	6M	9M	12M	2Y	3Y	4Y	5Y	7Y	10Y	15Y	20Y	20Y---->
Assets	10.708.413	2.774.146	941.569	931.417	533.018	456.671	789.413	790.014	548.477	363.844	530.237	639.371	734.583	436.538	239.115
Liabilities	8.981.731	2.832.942	1.368.126	918.738	358.807	93.111	642.711	834.838	351.913	104.032	370.679	109.711	144.062	283.960	568.100
Net	1.726.682	-58.795	-426.557	12.679	174.211	363.559	146.702	-44.824	196.563	259.812	159.558	529.660	590.521	152.578	-328.985

MX (MMCh$)	Total	1M	3M	6M	9M	12M	2Y	3Y	4Y	5Y	7Y	10Y	15Y	20Y	20Y---->
Assets	1.634.446	435.619	530.072	264.387	57.361	20.285	21.748	23.845	16.682	166.221	19.377	78.748	104	-	-
Liabilities	1.895.473	788.451	452.897	105.353	95.499	8.970	13.360	12.873	12.494	386.584	1.421	17.569	-	-	-
Net	-261.026	-352.833	77.174	159.034	-38.138	11.316	8.388	10.971	4.188	-220.364	17.955	61.179	104	-	-

COLOMBIA COP (MMCh$)	Total	1M	3M	6M	9M	12M	2Y	3Y	4Y	5Y	7Y	10Y	15Y	20Y	20Y---->
Assets	852.157	242.330	102.846	102.241	21.801	35.481	66.614	55.390	45.269	42.136	46.935	34.588	52.136	4.391	1
Liabilities	656.312	304.822	161.040	104.107	43.657	7.759	25.015	9.545	187	16	165	-	-	-	-
Net	195.845	-62.492	-58.195	-1.866	-21.856	27.721	41.599	45.845	45.083	42.120	46.770	34.588	52.136	4.391	1

MX (MMCh$)	Total	1M	3M	6M	9M	12M	2Y	3Y	4Y	5Y	7Y	10Y	15Y	20Y	20Y---->
Assets	86.222	16.623	29.313	16.903	4.758	18.349	275	-	-	-	-	-	-	-	-
Liabilities	72.521	11.493	21.631	33.264	4.825	1.308	-	-	-	-	-	-	-	-	-
Net	13.701	5.130	7.682	-16.361	-67	17.041	275	-	-	-	-	-	-	-	-

(d)	Structural Exchange Rate Risk

Structural exchange rate risk arises from the Bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the net income and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges.

The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of year-end 2013, greater ongoing exposure was concentrated in Colombian pesos (approximately US$ 1.5 billion).

The Bank hedges part of these positions on a permanent basis using currency derivatives.

(b)	Stress Tests

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

The model does not take into consideration the sensitivity of volumes to these shifts in interest rates.

The shift is simulated to occur in just one day, and the loss is assumed to happen in the same time period.

(i)	Trading Book

In addition, market stress tests can be performed to test trading book positions under diverse extreme scenarios in order to estimate the losses they would generate.

The results of the market stress tests on the trading book are reported periodically to the A&L Committee and the Board of Directors.

Stress tests conducted during 2013 indicated that none of the critical scenarios considered would affect the Bank’s solvency.

The list below enumerates some of the linear and historical sensitivity scenarios analyzed.

Scenario	Description
1	Parallel shift of 100 bps, +50 bps inflation compensation
2	Parallel shift of 200 bps, +100 bps inflation compensation
3	Parallel shift of 300 bps, +150 bps inflation compensation
4	Ramp of 0 to 100 bps in 1 year, +50 bps inflation compensation
5	Inverse ramp of 0 to 100 bps in 1 year, -200 bps inflation compensation
6	+3 standard deviations, +50 bps inflation compensation
7	+6 standard deviations, +150 bps inflation compensation
8	Shock to inflation compensation of +200 bps
9	Global recession, Δ inflation compensation: -200bps
10	Global recovery, Δ inflation compensation: +200bps

TABLE 20: TRADING BOOK

(ii)	Banking Book

Market stress tests are also performed to test the banking book under diverse extreme scenarios in order to estimate the potential losses they would generate on both the interest margin and on capital.

The results of the market stress tests on the banking book are disclosed periodically to the A&L Committee and the Board of Directors.

Scenario	Description
1	Parallel shift of 100 bps, +50 bps inflation compensation
2	Parallel shift of 200 bps, +100 bps inflation compensation
3	Parallel shift of 300 bps, +150 bps inflation compensation
4	Ramp of 0 to 100 bps in 1 year, +50 bps inflation compensation
5	Inverse ramp of 0 to 100 bps in 1 year, -200 bps inflation compensation
6	+3 standard deviations, +50 bps inflation compensation
7	+6 standard deviations, +150 bps inflation compensation
8	Shock to inflation compensation of +200 bps
9	Global recession, D inflation compensation: -200bps
10	Global recovery, D inflation compensation: +200bps

TABLE 21: BANKING BOOK

(c)	Methodologies

(i)	Trading Book

(a)	Value at Risk - VaR

During 2013, we made no changes to our VaR Methology. For the calculation of VaR, the non-parametric method of historical simulation is used, which consists of using a historical series of prices and the position at risk from the trading book.

A time series of simulated prices and yields is constructed with the assumption that the portfolio was conserved for the period of time of the historical series. The VaR tries to quantify a threshold of expected losses, which should only occur a certain percentage of times based on the level of confidence used in the calculation.

The VaR measure is calculated through historical simulation methodology, with a moving timeframe of the last 300 days market data, and full valuation approach.

As calculated by CorpBanca, VaR Limits is an estimate of the maximum expected loss in the market value of a given portfolio over a one-day horizon at a one-tailed 95% confidence interval. In other words, it is the maximum one-day loss, expressed in Chilean pesos that CorpBanca would expect to suffer on a given portfolio 95% of the time. Conversely, it is the minimum loss figure that CorpBanca would expect to exceed only 5% of the time. VaR provides a single estimate of market risk that is comparable from one market risk factor to the other.

(i)	Assumptions and Limitations

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

•	The VaR measure is computed with positions at the closing of business day. The trading positions may change substantially during the course of the trading day.

(b)	Rate Sensitivity

Sources of rate risk include forwards, swaps and options. Rate sensitivity is calculated and reported by portfolio, by relevant discount curve and by maturity.

The present value of the portfolio is stressed by 1 bp. In other words, the present value is calculated by increasing the respective discount rate by 1 bp. The sensitivity of options is calculated using the theta value.

The variation in the present value of the portfolio corresponds to its sensitivity at a variation of one basis point (bp).

•	DV01 : Sensitivity to 1 bp variation in rate i at band m.
•	PV : Present value of portfolio’s cash flows.
•	PV’im : Present value of portfolio’s cash flows with shock of 1 bp in rate i at time band m.

•	Pim : Net position in CLP at time band i, currency m.
•	rim : Representative rate of currency m, time band i.
•	Ti : Representative maturity of time band i.

(c)	Currency Sensitivities

Sources of exchange rate risk come from both balance sheet and off-balance sheet positions such as derivatives.

Currency or position sensitivity corresponds to the market valuation of each cash flow in the currency of origin. That is, the cash flows in foreign currency expressed at present value.

•	PV : Present value of portfolio’s cash flows.
•	PV’m : Present value of portfolio’s cash flows with shock of 1 unit in exchange rate of currency m with respect to USD.

(ii)	Banking Book

(a)	Sensitivity to Indexation

Sources of indexation risk come from both balance sheet and off-balance sheet positions such as derivatives that, as a result of a change in indexation units (UF, UVR or others), impact the Bank’s net income.

As with currency sensitivity, indexation sensitivity is the market valuation of each indexed cash flow. That is, the cash flows in indexation units expressed at present value.

•	PV : Present value of portfolio’s cash flows.
•	PV’m : Present value of portfolio’s cash flows with shock of 1 unit in indexation unit.

(b)	Sensitivity of Financial Margin

This measures the impact caused by a movement of 100 bp, over a twelve-month horizon, in the Bank’s financial margin (interest earned less interest paid).

The information required to calculate the index is obtained from the regulatory cash flows of the market risk data from the balance sheet book (regulatory report C40) only considering the time bands up to 1Y included.

•	AIS : Annual Income Sensitivity.
•	Pim : Net position in CLP in respective time band.
•	Δr : Variation of 100 bp.
•	Ti : Representative maturity of time band i.

(c)	Sensitivity of Economic Capital

This measures the sensitivity of the market value of the cash flows associated with assets and liabilities in the event of a parallel change of 100 bp in the relevant discount curve.

The information required to calculate the index is obtained from the cash flows of the Bank’s entire portfolio using data from the banking book.

The present value of the aggregate flows are discounted using the average terms of the respective time bands. Then the present value is calculated similarly with a shock increasing the respective discount rate by 100 bp.

•	MVS : Market Value Sensitivity.
•	PVim : Present value of the cash flows of time band i, currency m.
•	PV’im : Present value of the cash flows of time band i, currency m, with a shock of 100 bp in discount rates.

•	Pim : Net position in CLP at time band i, currency m.
•	rim : Representative rate of currency m, time band i.
•	Ti : Representative maturity of time band i.

(2)	Regulatory Method

(a)	Quantitative Disclosure about regulatory Method

Regulatory monitoring of market risk exposure is measured in accordance with the provisions established in chapter III.B.2 of the Compendium of Financial Standards from the Central Bank of Chile and in Chapter 12-9 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions both for the trading book and the banking book. In the trading book, the impact is measured in the event of a change in the market price of its financial positions as a result of variations in interest rates, exchange rates and volatility. In the banking book, the impact is measured on the entity’s financial margin and present value.

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

Trading Portfolio

The limits established for the trading book are for exposure to interest rate risk and exchange rate risk. The difference between the regulatory capital recorded by the financial institution and the sum of the following two items cannot be negative: (i) the product of the credit risk-weighted assets defined in article 67 of the Chilean General Banking Law and the minimum percentage established for regulatory capital in article 66 of that law, and (ii) the sum of the trading book’s exposure to interest rate risk and the exchange rate risks for the entire balance sheet measured in accordance with the Basel standard methodology with some important differences where exchange rate exposure stands out. As indicated in the paragraph above, the Bank must always comply with the following ratio:

RC-((k*CRWA)+MRE)>0

Where:

RC	: Regulatory Capital
CRWA	: Credit Risk Weighted Assets
MRE	: Exposure to interest rate risk in trading book and currency Risk in entire balance Sheet
k	: Minimum percentage established for regulatory capital in article 66 of General Banking Law

Group	Description Sensitivity	Factor
i

Each of the foreign currencies of countries with long-term external debt in foreign currency with a rating of at least AAAr, or equivalent, from any of the risk rating agencies indicated in Chapter III.B.5 of this Compendium. It also considers the EURO and the position in gold.

j	Each of the foreign currencies of countries not included in basket i.

Market risk exposure in accordance with regulatory methodology is detailed below:

Market Risk Limit for Trading Book (MCh$)	2013	2012	2011
Market risk-weighted assets	3.379.015	1.850.376	298.938

Rate trading	796.729	836.358	277.275
Currency trading	36.959	96.713	9.275
Options trading	11.960	9.763	12.388
Currency structural	2.533.366	907.543	-
Credit risk-weighted assets	15.058.532	11.494.413	7.799.275
Total risk-weighted assets	18.437.547	13.344.788	8.098.213

Regulatory capital	1.991.289	1.270.202	1.104.474

Basel index	13,22%	11,05%	14,16%

Basel index (includes MRE *)	10,80%	9,52%	13,64%

Margin	516.285	202.619	456.617

% Consumption	74,07%	84,05%	58,66%

(*)	Market risk expositions

TABLE 22: MARKET RISK LIMIT FOR TRADING BOOK

The market risk presented in the table above (measured in units of risk-weighted assets) shows that capital consumption related to the Bank’s exposures to market risks is explained in more than 75% of the cases by the effect of our investment in CorpBanca Colombia. As of December 2013, this investment amounted to approximately US$ 1.1 billion. The main variation over 2012 stems from the consolidation of Helm Bank in our financial statements. This exposure to exchange rate risk—Chilean peso vs. Colombian peso—is considered structural in the sense that it arises from a long—term investment.

It is also worth mentioning that in accordance with Chilean regulations; a sensitivity factor of 35% is applied to net exposures in foreign currencies of countries other than those classified as AAA or their equivalent. The standard sensitivity factor in the Basel standards is only 8%. As a result, the capital consumption that the Bank must report to comply with local regulations is more than 4 times greater than if international recommendations were applied.

The regulatory model for market risk in Colombia, as in Chile, is based on the standard Basel model, separated into risk factors (i.e. interest rate, exchange rate and stock price). The volatilities applied to each of the factors are established by regulators. This result is used for the solvency margin, to which a factor equivalent to 100/9 is applied.

Market Risk	2013 MCh$
Risk-weighted assets (RWA)	CorpBanca Colombia	Helm
Market Risk	218.022	199.708

Trading	218.022	199.708
Structural (currency)	-	-
Credit risk	2.727.654	2.706.501
Total RWA	2.945.675	2.906.210

Regulatory capital	671.710	363.648

Basel index	24,63%	13,44%

Basel index (includes MRE)	22,80%	12,51%

Margin	406.599	102.089

% Consumption	39,47%	71,93%

TABLE 23: MARKET RISK IN COLOMBIA

Non-trading Portfolio

Our disclosure about structural interest rate risk reflects the regulatory limits on the banking book exposures. Short term limits reflect the exposure affecting the:(i) net interest margin based on the bank’s structural position, (ii) the bank’s structural position caused by inflation; and (iii) fees at risk when key prices and rate are subject to a change determined by regulation. This measure cannot exceed the average margin of interest and inflation accumulated during the past twelve months by a certain percentage that is defined by the bank’s Board of Directors and reflects the bank’s willingness to accept short term interest rate risk. Investors should view limits on usage as the maximum volatility on the bank’s net interest margin that the bank is willing to face. Long term limits reflect the effect of market value sensitivity on the balance sheet. Each long term limit includes variable for unpredictability in key prices and rates as set by our regulator and reflects the changes caused by inflation and yield curve or term structure of interest rates in a stressed scenario. Investors should view these limits as the sum of effects that may impact the value of our stock under a common stress scenario defined by our regulator.

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

The banking book’s exposure to the net interest and indexation margin is known as the short-term limit and cannot exceed 35% of the accumulated interest and indexation margin, plus fees sensitive to interest rates charged in the twelve months prior to the date of measurement. The exposure of capital to changes in interest rates has a long-term limit that cannot exceed 27% of regulatory capital. Both limits were presented and ratified by the Bank’s Board of Directors.

The exposure of regulatory limits in the banking book for Chile are detailed as follows.

Market Risk Limit for Banking Book
SHORT-TERM LIMIT (MCh$)	2013	2012	2011
Exposure	54.949	51.253	74.169
Rate risk	22.502	21.752	39.952
Indexation risk	28.666	25.900	31.134
Reduced revenue (fees sensitive to interest rates)	3.781	3.601	3.083
Limit	97.651	78.624	79.835
% Consumption	56,3%	65,2%	92,9%

Financial Margin plus Fees (12 months)	279.003	224.640	228.100
Percentage over financial margin	35%	35%	35%
Short-term limit	97.651	78.624	79.835
Consumption with respect to financial margin	19,7%	22,8%	32,5%

LONG-TERM LIMIT (MCh$)	2013	2012	2011
Exposure	157.786	119.624	125.461
Rate risk	157.786	119.624	125.461
Limit	537.648	337.314	298.208
% Consumption	29,3%	35,5%	42,1%

Regulatory capital (RC)	1.991.289	1.249.311	1.104.474
Percentage over margin	27%	27%	27%
Long-term limit	537.648	337.314	298.208
Consumption with respect to RC	7,9%	9,6%	11,4%

TABLE 24: MARKET RISK LIMIT FOR BANKING BOOK

Finally, regulatory provisions in Colombia do not establish methodologies for determining market risk exposure for the banking book. However, they are monitored, controlled and reported on a daily basis using the internal methodologies described above.

(b)	Methodologies

(i)	Trading Book

(a)	Interest Rate Risk

Exposure to interest rate risk: Interest rate risk of the trading portfolio is basically a sensitivity analysis that calculates potential losses assuming an increase in nominal rate yields curves, real rates and foreign currency rates by 75 to 350 basis point.

The interest rate risk of the trading portfolio as defined by the Central Bank of Chile is equal to the sum of:

•	The sensitivity analysis of the trading portfolio
•	Vertical adjustment factor
•	Horizontal adjustment factor

The sensitivity factor of the trading portfolio is calculated using the following formula:

Where:

Amt	: Trading Assets (Chilean pesos, inflation linked and foreign currency)
Pmt	: Liabilities funding trading positions (Chilean pesos, inflation linked and foreign currency)
µmtx	: Sensitivity factor to raise interest rate
m	: Currency (Chilean pesos, inflation linked and foreign currency)
t	: Time period
∑	: Summation
| |	: Absolute value

The vertical adjustment factor is calculated in the following manner

Where:

ß	: Vertical adjustment factor, equal to 10%
Min( )	: Compensated net position

A horizontal adjustment must be made following the vertical adjustment. To determine the horizontal adjustment one must multiply the horizontal adjustment factor by the compensated net position for Zone 1, Zone 2, Zone 3, Zones 1 and 2, Zones 2 and 3 and Zones 1 through 3.

Horizontal adjustment= *Adjusted net position

Compensated net position Zone 1,2 or 3	Min (Adjusted net asset position; absolute value of adjusted net liability position in Zone 1,2 or 3)

Compensated net position Zones 1 and 2	Min (adjusted net asset position in Zones 1 and 2, absolute value of adjusted net liability position in Zones 1 and 2)

Compensated net position Zones 2 and 3	Min (adjusted net asset position in Zone 3 and Zone 2 (deducting adjusted net asset position that have been compensated for with net liability positions in Zone 1), absolute value of adjusted net liability position in Zone 3 and Zone 2 (deducting adjusted net liability positions that have been compensated for with net liability positions in Zone 1)

Compensated net position Zones 1- 3	Min (Adjusted net asset position in Zone 3 and Zone 1 (deducting adjusted net asset position that have been compensated for with net liability positions in Zone 2), absolute value of adjusted net liability position in Zone 3 and Zone 1 (deducting adjusted net liability positions that have been compensated for with net liability positions in Zone 2)

The following table illustrates the value of the different factors used for calculating the interest rate risk of the trading portfolio:

										Horizontal adjustment factor
			Change in interest rate (bp)			Sensitivity factor			Vertical Adjustment Factor	Within the zones	Between Adjacent Zones	Between zones 1 and 3
Zone		Period	Ch$	UF	FX	a Ch$	A UF	A FX
Zone 1	1	Up to 30 days	125	350	125	0.0005	0.0014	0.0005	β = 10%	l1 = 40%	l12 = 40%	l13 = 100%
	2	31 days to 3 mths	125	350	125	0.0019	0.0047	0.0020	β = 10%	l1 = 40%	l12 = 40%	l13 = 100%
	3	3 – 6 mths	125	350	125	0.0042	0.0088	0.0044	β = 10%	l1 = 40%	l12 = 40%	l13 = 100%
	4	6 – 9 mths	125	350	125	0.0060	0.0116	0.0072	β = 10%	l1 = 40%	l12 = 40%	l13 = 100%
	5	9 mths – 1 year	125	350	125	0.0059	0.0140	0.0100	β = 10%	l1 = 40%	l12 = 40%	l13 = 100%

Zone 2	6	1 – 2 years	100	125	100	0.0124	0.0166	0.0133	β = 10%	l2 = 30%	l12 = 40%	l13 = 100%
	7	2 – 3 years	100	100	100	0.0191	0.0211	0.0211	β = 10%	l2 = 30%	l12 = 40%	l13 = 100%
	8	3 – years	100	100	100	0.0248	0.0281	0.0281	β = 10%	l2 = 30%	l23 = 40%	l13 = 100%

Zone 3	9	4 – 5 years	75	75	75	0.0221	0.258	00.258	β = 10%	l3 = 30%	l23 = 40%	l13 = 100%
	10	5 – 7 years	75	75	75	0.0263	0.0320	0.0320	β = 10%	l3 = 30%	l23 = 40%	l13 = 100%
	11	7 – 10 years	75	75	75	0.0307	0.0401	0.0401	β = 10%	l3 = 30%	l23 = 40%	l13 = 100%
	12	10 – 15 years	75	75	75	0.0332	0.0486	0.0486	β = 10%	l3 = 30%	l23 = 40%	l13 = 100%
	13	15 – 20 years	75	75	75	0.0317	0.0534	0.0534	β = 10%	l3 = 30%	l23 = 40%	l13 = 100%
	14	> 20 years	75	75	75	0.0278	0.0539	0.0539	β = 10%	l3 = 30%	l23 = 40%	l13 = 100%

(b)	Foreign Currency Risk

Exposure to foreign currency risk: The foreign currency risk is calculated using sensitivity factors linked to the credit risk rating of the issuing country.

The foreign currency risk as defined by the Central Bank of Chile is equal to:

Where:

PNA	: Net asset position
PNP	: Net liabilities position
PN	: Net gold position
s	: Sensitivity factor for each currency
j	: Foreign currency
∑	: Summation
| |	: Absolute value
Max	: Maximum value

(c)	Volatility Risk

Market risk exposure of options: options risk is calculated using sensitivity factors called delta, gamma and vega that basically measure the sensitivity of the value of the options to changes in the price of the underlying security and its volatility.

(ii)	Banking Book

(a)	Structural interest rate and inflation risk

The short-term interest rate risk and inflation risk of non-trading portfolio as defined by Central bank is equal to:

The long-term interest rate risk of the non-trading portfolio is calculated according to the following formula:

Where:

Amt	: Non-trading Assets (Chilean pesos, inflation linked and foreign currency)
Pmt	: Non-trading Liabilities (Chilean pesos, inflation linked and foreign currency)
μt	: Sensitivity factor associated with interest rate movement
PNur	: Net position in inflation linked instruments, including those subject to price level restatement
t	: Factor that measures the sensitive to movements in the inflation index. This factor is equal a 2%
Δφ	: Effect on fess from shifts in interest rate and assumes a 200 basis point movement
rmt	: Sensitive factor to increase in interest rates
T	: Time period
M	: Currency (Chilean pesos, inflation linked and foreign currency)
∑	: Summation
| |	: Absolute value

		Change in interest rate (bp)			Sensitivity factor short term	Sensitivity factor long term (p mt)
Period		Ch$	UF	FX	(µt)	Ch$	UF	FX
1	Up to 30 days	200	400	200	0.0192	0.0008	0.0016	0.0008
2	31 days to 3 mths	200	400	200	0.0167	0.0030	0.0063	0.0031
3	3 – 6 mths	200	400	200	0.0125	0.0067	0.0140	0.0070
4	6 – 9 mths	200	400	200	0.0075	0.0110	0.0231	0.0116
5	9 mths - 1 year	200	400	200	0.0025	0.0152	0.0320	0.0160
6	1 – 2 years	200	300	200		0.0248	0.0399	0.0266
7	2 – 3 years	200	200	200		0.0382	0.0422	0.0422
8	3 – years	200	200	200		0.0496	0.0563	0.0563
9	4 – 5 years	200	200	200		0.0591	0.0690	0.0690
10	5 – 7 years	200	200	200		0.0702	0.0856	0.0856
11	7 – 10 years	200	200	200		0.0823	0.1076	0.1076
12	10 – 15 years	200	200	200		0.0894	0.1309	0.1309
13	15 – 20 years	200	200	200		0.0860	0.1450	0.1450
14	> 20 years	200	200	200		0.0762	0.1480	0.1480

As of December 31, 2013, our interest rate risk gap (less than one year), measured according to the above methodology, was 56.3% of our interest rate gross margin (profit or loss explained by the interest rate gap between balance assets and liabilities). As of the same date, our interest rate risk gap for long-term assets and liabilities was 29.3% of our regulatory capital. In each case, the interest rate risk gaps were in compliance with current Chilean regulations. Assets and liabilities included in this calculation belong to the above-mentioned unconsolidated non-trading, or structural, portfolio.

(iii)	Assumptions and Limitations of Regulatory Method

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

•	The model does not take into consideration the sensitivity of volumes to these shifts in interest rates.
•	The model does not take into consideration our subsidiaries which are subject to market risks.

2.	Funding Liquidity Risk

a)	Management Tools

Our general policy is to maintain sufficient liquidity to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet any other obligation. In order to comply with risk management objectives for funding liquidity risk, the monitoring and control structure is centered mainly on the following focal points:

•	Short-term maturity mismatch
•	Coverage capacity using liquid assets
•	Concentration of funding sources

Additionally, the monitoring and control structure for liquidity risk is complemented with stress testing in order to observe the institution’s ability to respond in the event of illiquid conditions.

(1)	Internal Monitoring

(a)	Limits and Warning Levels

(i)	Thirty-day Liquidity Coverage Ratio

In addition to regulatory liquidity risk controls, we have also set internal liquidity limits, in order to safeguard the Bank’s payment capacity in the event of illiquid conditions; a minimum has been established for the instruments portfolio that enables cash flows to be quickly generated either through liquidation or because they can be used as collateral for new funding sources. As part of our policy, we have developed two internal liquidity model.

Minimum Liquidity Requirement: In order to ensure that the bank will permanently hold enough liquid assets to meet all payments derived from obligation made by third parties in the bank over the next three days, we consider a limit on the minimum amount of liquid assets to be held on a daily basis.

Liquidity Coverage Ratio, or LCR. We seek to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities. The purpose of the LCR model is to evaluate our funding capacity assuming a hypothetical scenario of illiquidity. The LCR is based on a stress scenario which assumes that an unusually large proportion of liabilities will be withdrawn over the next 20 days according with a stressed volatility. At the same time, liquid assets have to cover excess requirements.

The composition of liquid assets as of December 31, 2013 after applying the respective price volatility haircuts and market liquidity adjustments is presented in the table below.

Liquid Assets CorpBanca Chile

Investment Portfolio Chile December 31, 2013	Liquid Assets in Domestic Currency (30 days)	Liquid Assets in Foreign Currency (30 days)	Total Liquid Assets
Cash and cash equivalents	267,482	63,473	330,955
Central bank or treasury bonds	340,831	–	340,831
Sovereign bonds	0	4,147	4,147
Bank time deposits	72,119		72,119
Corporate bonds	76,377	36,586	112,963
Bank bonds	21,980	7,278	29,258
Repo agreements	-64,247	–	-64,247
Average clearance reserves required	-131,199	-13,535	-144,734
Liquid assets	583,343	97,949	681,292
Figures in MCh$

TABLE 25: LIQUID ASSETS CORPBANCA CHILE

Liquid Assets CorpBanca Colombia

Investment Portfolio Colombia December 31, 2013 (MCh$)	Liquid Assets in Domestic Currency (30 days)	Liquid Assets in Foreign Currency (30 days)	Total Liquid Assets
Cash and cash equivalents	129,603	8,280	137,883

Central bank or treasury bonds	454,570	–	454,570
Sovereign bonds	0	–	–
Bank time deposits	10,141	0	10,141
Corporate bonds	16,503	–	16,503
Bank bonds	2,420	–	2,420
Repo agreements	–	–	–
Average clearance reserves required	109,222	–	109,222
Liquid assets	613,237	8,280	621,517
Figures in MCh$

TABLE 26: LIQUID ASSETS CORPBANCA COLOMBIA

(ii)	Daily Wholesale Maturities

In order to control concentration of wholesale funding sources and safeguard compliance with obligations, the Bank monitors maturities of deposits in Chilean pesos by wholesale customers.

Special treatment is given to this customer segment for two reasons:

•	They individually could represent an important percentage of CorpBanca’s business.
•

Given the profile of these customers in the wholesale segment, the renewal rate for these deposits tends to be lower. This last reason is consistent with cash disbursement models in regulatory reports, which do not assume that wholesale customers will renew deposits.

The maturity profile for wholesale deposits is monitored on a daily basis for every country. As a result, excesses are detected and reported based on the structure of the maturity profile. Forecasted excesses must be justified the day after they are reported and must then be managed.

(iii)	Warning Levels for Liquidity Requirements

In addition to monitoring and reporting all internal limits on a daily basis, senior management is informed each month through the A&L Committee and the Board of Directors is informed each quarter. Special importance is placed on the Bank’s liquidity position by presenting an analysis of measurements of concentration, performance, premiums paid and/or other relevant variables.

(a)	Monitoring Funding Sources

Monitoring of variations in the stock of short-term funding such as time and demand deposits for each of the segments represents a key variable in monitoring the Bank’s liquidity. Identifying abnormal volatilities in these funding sources enables the Bank to quickly foresee possible undesired liquidity problems and thus to suggest action plans for managing them.

During 2013, different strategies were implemented to diversify liabilities, including:

•	Expanding stable funding sources such as on-line time deposits by individuals
•	Issuing bonds abroad for US$ 800 million, giving more stability to funding sources and decompressing the short-term institutional debt market.
•	Capital increase of more than US$ 600 million.

This strategy enabled the Bank to continue to improve its funding structure, providing more stable funding.

(b)	Survival Horizon under Individual Stress

As a function of stressed maturities and renewal ratios, days of survival are estimated based on projected liquidity needs and the portfolio of available liquid assets. Based on these scenarios, any significant deviation is studied to determine whether action plans need to be implemented.

(b)	Stress Tests

Stress testing is a tool that complements the analysis of liquidity risk management as it enables the Bank to know its ability to respond in the event of extreme illiquid conditions and to trigger its contingency plans, if necessary, to address such conditions.

In particular, three types of scenarios are modeled:

•

Individual Crisis: the financial system losses confidence in the Bank, which translates into important withdrawals from demand accounts, decreases in deposits and bond investments by customers and penalties to its funding rates.

•

Systemic Crisis: Local weakening of financial and credit conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, massive outflows of capital, increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

•

Global Crisis: Global weakening of financial, credit and economic conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, decreased exposure to credit risk (replaced by sovereign risk), increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

(2)	Regulatory Monitoring

(a)	Reserve Requirement

The minimum amount of liquidity is determined by the reserve requirements set by the Central Bank of Chile. These reserve requirements are currently 9% of demand deposits and 3.6% of time deposits. We are currently in compliance with these requirements. In addition, we are subject to a technical requirement applicable to Chilean banks pursuant to which we must hold a certain amount of assets in cash or in highly liquid instruments, if the aggregate amount of the following liabilities exceeds 2.5 times the amount of our net capital base:

•	Deposits in checking accounts,
•	Other demand deposits or obligations payable on demand and incurred in the ordinary course of business,
•	Other deposits unconditionally payable immediately or within a term of less than 30 days, and
•	Time deposits payable within ten days.

(b)	Liquidity requirement

In accordance with Chapter III B.2 from the Central Bank of Chile and Chapter 12-9 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions, the Bank must measure and control its liquidity position based on the difference between cash flows payable from liability and expense accounts and cash flows receivable from asset and income accounts for a given period or time band, which is called maturity mismatch.

This measurement is determined for controlling the liquidity position of the Bank itself and of its subsidiaries. The maturity mismatch calculation is carried out separately for domestic and foreign currency, setting limits based on capital and cash flows accumulated at 30 and 90 days:

•	The maturity mismatch in all currencies for periods less than or equal to 30 days must be less than or equal to the Bank’s basic capital.
•	The maturity mismatch in foreign currencies for periods less than or equal to 30 days must be less than or equal to the Bank’s basic capital.
•	The maturity mismatch in all currencies for periods less than or equal to 90 days must be less than or equal to twice the Bank’s basic capital.

In full compliance with the Central Bank of Chile and the Superintendency of Banks and Financial Institutions, CorpBanca’s Board of Directors approved a policy to measure and control its liquidity position based on maturity mismatches on an adjusted basis with a 10% cushion with respect to the regulatory limit.

A greater cash flows mismatch represents a greater liquidity risk. This regulatory requirement must be communicated by all banks, so each investor can compare the information described above and identify the banks that have greater liquidity risk.

The table below shows the use of mismatch limits as of year-end 2013 and some consumption statistics for the year.

	Year-end 2013			Statistics 2013
Table of Contents	Limit [MCh$]	Mismatch [MCh$]	Excess Reserves [MCh$]	Minimum [MCh$]	Average [MCh$]	Maximum [MCh$]
All currencies 30 days	1.404.443	-146.681	1.257.762	611.922	1.178.762	1.759.117
All currencies 90 days	2.808.886	-981.388	1.827.498	2.539.372	3.186.578	3.606.788
Foreign currency 30 days	1.404.443	19.210	1.423.653	675.159	1.112.338	1.329.750

	Year-end 2012			Year-end 2011
Table of Contents	Limit [MCh$]	Mismatch [MCh$]	Excess Reserves [MCh$]	Limit [MCh$]	Mismatch [MCh$]	Excess Reserves [MCh$]
All currencies 30 days	927.030	219.292	1.146.322	725.845	293.239	1.019.084
All currencies 90 days	1.854.060	-1.079.885	774.175	1.451.690	-813.924	637.766
Foreign currency 30 days	927.030	-462.366	464.664	725.845	-71.351	654.494
		Basic Capital referred to November of each year
TABLE 27: REGULATORY LIMITS AND CURRENCY MISMATCHES

Tables 28, 29 and 30 show the evolution of consumption for each limit in 2013.

TABLE 28: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 30 DAYS DURING 2013

TABLE 29: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 90 DAYS DURING 2013

TABLE 30: EVOLUTION OF CONSOLIDATED MISMATCH IN FOREIGN CURRENCIES AT 30 DAYS DURING 2013

With respect to the Colombian market, regulatory measurement known as the standard LRI model measures seven and 30-day mismatches of balance sheet positions (assets and liabilities) and off-balance sheet positions such as derivatives.

The model indicates that renewal percentages are not applied for positions with contractual maturities. For positions without contractual maturities, historical behavior is analyzed in order to estimate structural cash flows and volatilities.

The net liquidity repayment is calculated as the difference between outflows and the minimum between 75% of outflows and total inflows. This requirement cannot be greater than liquid assets.

TABLE 31: EVOLUTION OF 7-DAY CONSOLIDATED LRI IN COLOMBIA FOR 2013

TABLE 32: EVOLUTION OF 30-DAY CONSOLIDATED LR IN COLOMBIA FOR 2013

Below we show additional information on liquidity GAP by buckets for Chile and Colombia for the year end 2013.

Chile 2013 (MMCh$)
Term	7 Days	15 Days	30 Days	60 Days	90 Days	180 Days	360 Days	>> 360 Days
Cash outflows	-927.496	-336.171	-536.785	-842.926	-579.631	-1.171.442	-838.664	-4.273.298

Cash inflows	1.047.438	294.787	311.547	270.998	316.851	708.592	943.367	6.601.402

Static cash Flows	119.941	-41.384	-225.238	-571.928	-262.780	-462.849	104.703	2.328.103
Cumulative Cash Flows	119.941	78.558	-146.681	-718.608	-981.388	-1.444.238	-1.339.535	988.569

Colombia 2013 (MMCh$)
Term	7 Days	15 Days	30 Days	60 Days	90 Days	180 Days	360 Days	>> 360 Days
Cash outflows	-442.154	-152.429	-413.696	-385.502	-424.248	-522.769	-539.206	-2.886.830

Cash inflows	1.262.249	103.727	196.904	270.590	240.908	584.117	622.817	3.689.443

Static cash Flows	820.095	-48.702	-216.792	-114.912	-183.340	61.348	83.611	802.613
Cumulative Cash Flows	820.095	771.393	554.601	439.688	256.348	317.696	401.307	1.203.920

D.	Disclosures Regarding Derivative Financial Instruments

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

Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown under other assets and other liabilities.

The following table summarizes our derivative portfolio as of December 31, 2011:

As of December 31, 2011	Up to 3 months	3 months to 1 year	Over one year	Gross Unrealized Gains	Gross Unrealized Losses
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held-for-trading
Foreign Currency Forwards	4,774,162	2,090,350	174,618	66,605	60,570
Interest Rate Swap	1,583,067	2,055,175	1,689,879	100,917	67,965
Foreign Currency Swap	12,506	164,186	585,444	76,282	32,612
Foreign Currency Call Options	3,396	2,332	206	140	114
Foreign Currency Put Options	3,004	4,182	96	76	22
Derivatives hedge accounting
Interest rate swaps	105	697,200	351,522	4,962	2,244
Foreign currency swaps	—	—	58	—	3,345
Liquidity Risk				248,982	166,872

As of December 31, 2012	Up to 3 months	3 months to 1 year	Over one year	Gross Unrealized Gains	Gross Unrealized Losses
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held-for-trading
Foreign Currency Forwards	6,386,608	2,346,547	253,571	58,249	62,794
Interest Rate Swap	550,021	1,152,021	4,430,469	98,576	74,290
Foreign Currency Swap	157,476	296,442	2,420,473	104,629	51,323
Foreign Currency Call Options	75,646	65,871	2,108	303	1,114
Foreign Currency Put Options	36,646	43,790	1,940	1,070	663
Derivatives hedge accounting
Interest rate swaps	—	703,522	336,819	5,118	1,997
Foreign currency swaps	—	51,418	113,622	82	1,663
Liquidity Risk				268,027	193,844

As of December 31, 2013	Up to 3 months	3 months to 1 year	Over one year	Gross Unrealized Gains	Gross Unrealized Losses
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held-for-trading
Foreign Currency Forwards	6,744,016	3,501,634	411,396	70,232	61,377
Interest Rate Swap	1,083,725	2,915,462	11,989,083	152,591	93,382
Foreign Currency Swap	131,745	490,918	2,906,968	147,357	111,256
Foreign Currency Call Options	129,766	118,551	—	1,968	3,549
Foreign Currency Put Options	45,611	60,584	—	512	562
Derivatives hedge accounting
Foreign Currency Forwards	89,186	14,891	74,591	33	793
Interest rate swaps	20,979	321,447	510,407	416	7,402
Foreign currency swaps	—	163,459	63,721	3,171	3,262
Liquidity Risk	8,245,028	7,586,946	15,956,166	376,280	281,583

	Financial Position				Profit or loss
	Positions		Unrealized	Unrealized	Net Effect	Realized	Total	Unrealized	Coverage Element

	Assets	Liabilities	Gain/(Loss)	Gain/(Loss) 2010	Gain/(Loss)	Gain/(Loss)		Gain/(Loss) Other Comprehensive Income	Gain/(Loss)

As of December 2011	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	(A)	(B)	(A-B) = (C)	(D)	(C) - (D) = (E)	(F)	(E) + (F) = (G)	(H)	(I)
Derivatives held-for-trading			Note 7	Note 7			Note 25	Note 22	Note 23
Foreign currency forwards	66.605	60.570	6.035	(12.820)	18.855	(4.679)	14.176
Interest rate swaps	100.917	67.965	32.952	13.304	19.648	(9.106)	10.542
Foreign currency swaps	76.282	32.612	43.670	28.319	15.351	39.914	55.265
Foreign currency call options	140	114	26	11	15	154	169
Foreign currency put options	76	22	54	252	(198)	40	(158)

Total derivatives held-for-trading	244.020	161.283	82.737	29.066			79.994	(2.743)

Derivatives hedge accounting			Note 7	Note 7			Note 26
Fair Value hedges	2.877	3.310	(433)	(260)	(173)	(9.328)	(9.501)	—	(2.864)
Cash flow hedges	2.085	2.279	(194)	—	(194)	(16.678)	(16.872)	(2.576)	—

Total derivatives hedge accounting	4.962	5.589	(627)	(260)			(26.373)	(2.576)	(2.864)

Total	248.982	166.872

	Financial Position				Profit or loss
	Positions		Unrealized	Unrealized	Net Effect	Realized	Total	Unrealized	Coverage Element

	Assets	Liabilities	Gain/(Loss)	Gain/(Loss) 2011	Gain/(Loss)	Gain/(Loss)		Gain/(Loss) Other Comprehensive Income	Gain/(Loss)

As of December 2012	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	(A)	(B)	(A-B) = (C)	(D)	(C) - (D) = (E)	(F)	(E) + (F) = (G)	(H)	(I)
Derivatives held-for-trading			Note 8	Note 8			Note 26	Note 23	Note 24
Foreign currency forwards	58.249	62.794	(4.545)	6.035	(10.580)	(717)	(11.297)
Interest rate swaps	98.576	74.290	24.286	32.952	(8.666)	16.095	7.429
Foreign currency swaps	104.629	51.323	53.306	43.670	9.636	17.064	26.700
Foreign currency call options	303	1.114	(811)	26	(837)	1.257	420
Foreign currency put options	1.070	663	407	54	353	72	425

Total derivatives held-for-trading	262.827	190.184	72.643	82.737			23.677

Derivatives hedge accounting			Note 8	Note 8			Note 27
Fair Value hedges	3.060	308	2.752	(433)	3.185	3.018	6.203	—	(2.504)
Cash flow hedges	2.140	3.352	(1.212)	(194)	(1.018)	(558)	(1.576)	570	—

Total derivatives hedge accounting	5.200	3.660	1.540	(627)			4.627	570	(2.504)

Total	268.027	193.844

	Financial Position				Profit or loss
	Positions		Final	Opening	Unrealized	Realized	Net Effect	Unrealized	Coverage Element

	Assets	Liabilities	Position	Position	Gain/(Loss)	Gain/(Loss)	Gain/(Loss)	Gain/(Loss) Other Comprehensive Income	Gain/(Loss)

As of December 2013	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	(A)	(B)	(A-B) = (C)	(D)	(C)-(D) = (E)	(F)	(E) + (F) = (G)	(H)	(I)
Derivatives held-for-trading			Note 8	Note 8			Note 26	Note 23	Note 24
Foreign currency forwards	70.232	61.377	8.855	(4.545)	13.400	18.130	31.530
Interest rate swaps	152.591	93.382	59.209	24.286	34.923	2.393	37.316
Foreign currency swaps	147.357	111.256	36.101	53.306	(17.205)	8.748	(8.457)
Foreign currency call options	1.968	3.549	(1.581)	(811)	(770)	(4.362)	(5.132)
Foreign currency put options	512	562	(50)	407	(457)	3.671	3.214

Total derivatives held-for-trading	372.660	270.126	102.534	72.643	29.891	28.580	58.471

Derivatives hedge accounting			Note 8	Note 8			Note 27
Total derivatives hedge accounting	3.620	11.457	(7.837)	1.540	(9.377)	10.436	1.059	(5.187)	6.955

Total	376.280	281.583

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

Issuance and delivery of ADRs, including in connection with share distributions, stock splits or other distributions (except when converted to cash); exercise rights; cancellation or withdrawal of ADSs, including cash distributions in connection with a cancellation or withdrawal.

US$5.00 (or less) per 100 ADSs (or fraction thereof)
Any distribution of cash proceeds to ADS registered holders, including cash dividends or sale of rights and other entitlements not made pursuant to a cancellation or withdrawal.	US$2.00 (or less) per 100 ADS
Operation and maintenance costs.	US$2.00 (or less) per 100 ADS

Direct and indirect payments by the depositary
Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares	–
Cable, telex and facsimile transmissions and electronic transmissions (when expressly provided in the deposit agreement).	–
Any fees, charges and expenses incurred in connection with the conversion of foreign currency, compliance with exchange control regulations and other regulatory requirements.	–
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty, or withholding taxes.	–
Any fees and expenses incurred by the depositary in connection with the delivery of deposited securities, including any fees of a central depositary for securities in the local market, where applicable.	–
Any other fees, charges costs or expenses incurred by the depositary or its agents for servicing the deposited securities.	–

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

PART II

ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies in any payments for the year ended December 31, 2013.

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders for the year ended December 31, 2013.

ITEM 15.            CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2013, CorpBanca, under the supervision and with the participation of our management, including the CEO and the CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including the possibility of human error and the circumvention or overriding of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon the evaluation, our CEO and CFO concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective in ensuring that information relating to us, including our consolidated subsidiaries, with the exception of Helm Bank which we acquired in a two step transaction on August 6 and August 29, 2013, required to be disclosed in the reports that we file under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to the management, including principal financial officers as appropriate to allow timely decisions regarding required disclosure.

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

As of December 31, 2013, pursuant to SEC guidelines, management excluded from its assessment of internal control over financial reporting an assessment of internal control over financial reporting for the recently acquired Helm Bank. Helm Bank’s financial statements constitute 23% of total consolidated assets, 15% of consolidated net interest income, 11% of consolidated net service fee income, 15% of consolidated total operating income, net of loan losses, interest and fees and 14% of consolidated income before income taxes as of and for the year ended December 31, 2013.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, (COSO). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2013.

Our independent registered public accounting firm, Deloitte, has audited the consolidated financial statements included in this Annual Report, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2013.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte Auditores y Consultores Limitada RUT: 80.276.200-3 Rosario Norte 407 Las Condes, Santiago Chile Fono: (56-2) 2729 7000 Fax: (56-2) 2374 9177 e-mail: deloittechile@deloitte.com www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

    CorpBanca

We have audited the internal control over financial reporting of CorpBanca and subsidiaries (the “Bank”) as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management´s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Helm Bank S.A., which was acquired on August 6 and 29, 2013 and whose financial statements constitute 23% of total assets, 15% of net interest income, 11% of net service fee income, 15% of total operating income, net of loan losses, interest and fees, and 14% of income before income taxes of the consolidated financial statement amounts as of and for the year ended December 31, 2013. Accordingly, our audit did not include the internal control over financial reporting at Helm Bank S.A.. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2013 of the Bank and our report dated May 15, 2014 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph concerning the translation of Chilean peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 1ff) and that such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Santiago, Chile

May 15, 2014

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were changes in our internal controls over financial reporting in connection with the evaluation required by paragraph (d) of 17 CFR 240.a13a-15 or 240.15d-15 that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting related to the acquisition of CorpBanca Colombia.

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

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our CEO, CFO, principal accounting officer and persons performing similar functions, as well as to our directors and other employees without exception. A copy of our code of ethics, as amended, along with our Code of Conduct in the Securities Market, is attached as an exhibit to this Annual Report.

Our code of ethics is available on our website, at www.corpbanca.cl under the heading “Gobiernos Corporativos”.

No waivers have been granted to the code of ethics since its adoption that applies to the persons indicated above.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2011, 2012 and 2013:

	Year ended December 31,
	2011	2012	2013
	(in millions of constant Ch$)
Audit fees	478	596	1,279
Audit-related fees	–	–	94
Tax fees	37	10	–
All other fees	854	668	36

Total	1,369	1,274	1,410

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

CorpBanca’s audit committee does not meet the requirements of Exchange Act Rule 10A-3 because Alejandro Ferreiro Yazigi and Juan Echeverría González do not meet the Exchange Act Rule 10A-3(b)(1) independence requirements. CorpBanca is relying on the general exemption contained in Exchange Act Rule 10A-3(c)(3), which provides an exemption from NYSE’s listing standards relating to audit committees for foreign companies like CorpBanca. CorpBanca’s reliance on Rule 10A-3(c)(3) does not, in the opinion of management, materially adversely affect the ability of its audit committee to act independently and to satisfy the other requirements of Exchange Act Rule 10A-3.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases of our shares registered under Section 12 of the Exchange Act by us or any affiliated purchaser during fiscal year 2013:

Period	(a) Total number of shares purchased	(b) Average price paid per share (in Ch$)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plan or programs
January 2013	1,093,238,331	6.58	–	–
February 2013	70,261,977	6.25	–	–
March 2013	–	–	–	–
April 2013	–	–	–	–
May 2013	–	–	–	–
June 2013	–	–	–	–
July 2013	388,931,237	5.07	–	–
August 2013	286,038,473	4.93	–	–
September 2013	14,451,741	5.36	–	–
October 2013	–	–	–	–
November 2013	–	–	–	–
December 2013	–	–	–	–

Total	1,852,921,759	5.64	–	–

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange, “foreign private issuers” are required to provide a summary of the significant ways in which their corporate governance practices differ from those corporate governance standards required of U.S. companies by the New York Stock Exchange. As a Chilean bank, our corporate governance standards are governed by our by-laws, the Chilean General Banking Law, the Chilean Corporations Law, the Ley de Mercado de Valores No. 18,045, or the Securities Market Law, and the regulations issued by the SBIF. The following chart notes these differences:

NYSE Corporate Governance Standards	Chilean Corporate Governance Standards
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

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The committee must have a written charter addressing the committee’s purpose and responsibilities, which must include (i) identifying, and selecting or recommending, qualified individuals to serve as board members, (ii) developing and recommending corporate governance guidelines; and (iii) overseeing the evaluation of the board and management.

Under Chilean law, we are not required to have, and do not have, a nominating/corporate governance committee. Under Chilean law, the only committees that are required are the Audit Committee, the Directors Committee, the Anti-Money Laundering Committee and the Anti-Terrorism Finance Committee.

Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a written charter addressing an annual performance evaluation of the committee and addressing the committee’s purpose and responsibilities, which must include (i) determining and approving the CEO’s compensation level based on an evaluation of the CEO’s performance in light of relevant corporate goals and objectives, (ii) making recommendations with respect to non-CEO executive officer compensation and (iii) producing a committee report on executive officer compensation.

Under Chilean law we are not required to have a compensation committee. Our Board of Directors establishes the compensation of our CEO and does a performance evaluation. The Directors Committee examines the compensation program of executive officers.

Shareholders must have the opportunity to vote on all equity-compensation plans and material revisions thereto, subject to limited exemptions.	Our compensation policies do not provide for equity compensation plans.

Listed companies must adopt and disclose corporate governance guidelines. The guidelines must address (i) director qualification standards, (ii) director responsibilities, (iii) director access to management, (iv) director compensation, (v) director orientation and continuing education, (vi) management succession, and (vii) annual performance evaluation of the board.

Under Chilean law we are not required to adopt or disclose our corporate governance guidelines. We follow corporate governance guidelines established by Chilean laws which include, among others (i) active participation of directors in our main committees, (ii) the requirement that all employees sign and be knowledgeable of our code of ethics, (iii) a separation of functions — our commercial segment is separated from the back office and risk segments and main credit decisions are taken in committee, (iv) monthly review by the audit committee of internal audit reports and (v) the appointment of an officer who oversees compliance with the code of ethics.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose waivers thereof for directors or executive officers.

We have a code of business and ethics conduct which drives business and ethic conduct of our CEO, CFO and each employee. This code must be signed by each of our employees and is published in our intranet; it is included as an exhibit in this Annual Report.

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

Under Chilean law, all Chilean banks must establish an audit committee composed of two or more members, two of whom must be directors appointed by the board of directors. The SBIF recommends that at least one of the members of the audit committee, who must also be a member of the board of directors, be experienced with respect to the accounting procedures and financial aspects of banking operations. The members of the audit committee appointed by the board of directors must be independent according to the criteria set by the board of directors. In furtherance of the independence of the audit committee, the Board of Directors has determined that audit committee members should not, for the last three years, have held positions as our principal executive officers, have performed professional services for us, have commercial commitments with us or with any of our affiliates or related persons or have relations with other entities related to us from which they have received material payments. Moreover, they may not accept any payment or other compensatory fee from us, other than in their capacity as members of the audit committee or of other committees. All the members of the audit committee receive a monthly remuneration.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See the following items starting at page F-1:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Consolidated Statement of Financial Position as of 2013 and 2012

(c)	Consolidated Statement of Income for the three years ended December 31, 2013

(d)	Consolidated Statement of Comprehensive Income for the three years ended December 31, 2013

(e)	Statement of Changes in Shareholders’ Equity for the three years ended December 31, 2013

(f)	Consolidated Statement of Cash Flows for each of the three years ended December 31, 2013

(g)	Notes to the Consolidated Financial Statements.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Articles of Incorporation and By-laws (estatutos sociales) of CorpBanca, including amendments thereto (English language translation).

Exhibit 2.(a).1**

Form of Amended and Restated Deposit Agreement, dated as of May 7, 2012, by and among CorpBanca, Deustche Bank Trust Company Americas, as depositary, and the registered holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including a form of American Depositary Receipt.

Exhibit 2.(a).2*	Form of CorpBanca Share Certificate (English language translation).

Exhibit 2.(b).1******	Indenture dated January 15, 2013, between CorpBanca and Deutsche Bank Trust Company Americas, as Trustee, related to CorpBanca’s 3.125% Senior Notes due 2018.

Exhibit 2.(b).2******	First Supplemental Indenture dated January 15, 2013, between CorpBanca and Deutsche Bank Trust Company Americas, as Trustee, related to CorpBanca’s 3.125% Senior Notes due 2018.

Exhibit 2.(b).3******	Form of Global Note due 2018 (included in Exhibit 2.(b).1).

Exhibit 3.1*****

Consolidated Text of the Share Purchase Agreement, dated December 6, 2011, by and among Banco Santander, S.A., CorpBanca, and Inversiones Corpgroup Interhold Limitada (including the modifications agreed to by the parties on February 21, 2012)

Exhibit 3.2*****	Addendum No. 1 to Share Purchase Agreement, dated February 21, 2012, by and among Banco Santander, S.A., CorpBanca, and Inversiones Corpgroup Interhold Limitada

Exhibit 4.(a).1*	Systems Operations Services Agreement, dated as of March 30, 2001, between IBM de Chile S.A.C. and CorpBanca (English language translation).

Exhibit 4.(a).2(i)	Service Contract, dated as of July 6, 2001, between Inversiones Corp Group Interhold Ltda. and CorpBanca, as amended (English language translation).

Exhibit 4.(a).2(ii)	Service Contract, dated as of April 10, 2008, between Inversiones Corp Group Interhold Ltda. and CorpBanca, as amended (English language translation).

Exhibit 4.(a).2(iii)	Service Contract, dated as of March 27, 2012, between Corp Group Holding Inversiones Ltda. and CorpBanca, as amended (English language translation).

Exhibit 4.(a).3*	Software Consulting and Development Agreement, “IBS” Integrated Banking System, dated as of October 4, 2001, between Datapro, Inc. and CorpBanca (English language translation).

Exhibit 4.(a).4*	Agreement to Participate in the Automated Teller Machine Network Operated by Redbanc S.A., dated as of April 1, 2001, among Redbanc S.A. and CorpBanca (English language translation).

Exhibit 4.(a).5****

Sublease Automatic Teller Machine Contract, dated as of November 26, 2008, among SMU S.A., Rendic Hermanos S.A., Supermercados Bryc S.A. and Distribuidora Super Diez S.A. and CorpBanca (English language translation).

Exhibit 4.(a).6******

Credit Agreement, dated as of July 24, 2012, by and among CorpBanca, as borrower, Standard Chartered Bank, as administrative agent, HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC, as lead arrangers and book-runners, and Commerzbank Aktiengesellschaft, as lead arranger.

Exhibit 8.1	List of subsidiaries of CorpBanca.

Exhibit 10.C.1	Transaction Agreement dated as of January 29, 2014, by and among CorpBanca, Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada, Itaú Unibanco and Itaú Chile.

Exhibit 11.1****	English language translation of CorpBanca’s Code of Ethics, as amended.

Exhibit 11.2***	English language translation of CorpBanca’s Code of Conduct in the Securities Market

Exhibit 12.1	Certification of the CEO of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 12.2	Certification of the CFO of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 13.1	Certification of the CEO of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2	Certification of the CFO of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

*	Filed as an exhibit to our Form 20-F (File No. 001-32305) filed on September 24, 2004, and incorporated herein by reference.

**	Filed as an exhibit to our registration statement on Form F-6 (File No. 001-32305) filed on April 30, 2012, and incorporated herein by reference.

***	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2006 filed on June 29, 2007, and incorporated herein by reference.

****	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2008 filed on June 30, 2009, and incorporated herein by reference.

*****	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2011 filed on April 30, 2012, and incorporated herein by reference.

******	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2012 filed on May 15, 2013, and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORPBANCA

/s/ Eugenio Gigogne Miqueles
Name: Eugenio Gigogne Miqueles
Title: Chief Financial Officer

Date: May 15, 2014

Deloitte Auditores y Consultores Limitada RUT: 80.276.200-3 Rosario Norte 407 Las Condes, Santiago Chile Fono: (56-2) 2729 7000 Fax: (56-2) 2374 9177 e-mail: deloittechile@deloitte.com www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

    CorpBanca

We have audited the accompanying consolidated statements of financial position of CorpBanca and subsidiaries (the “Bank”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CorpBanca and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

Our audits also comprehended the translation of Chilean peso amounts into U.S. dollar amounts; in our opinion, such translation has been made in conformity with the basis stated in note 1ff). The translation into U.S. dollars has been made solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2014 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

Santiago, Chile

May 15, 2014

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2012 and 2013

(In millions of Chilean pesos - MCh$)

		Restated (*)
		See Note 2
	Notes	12.31.2012		12.31.2013	12.31.2013
ASSETS		MCh$		MCh$	ThUS$
					(Note 1 ff)
Cash and deposits in banks	5	520,228		911,088	1,730,757
Cash in the process of collection	5	123,777		112,755	214,196
Trading portfolio financial assets	6	159,898		431,683	820,051
Investments under agreements to resell	7	21,313		201,665	383,095
Derivative financial instruments	8	268,027		376,280	714,804
Loans and receivables from banks	9	482,371		217,944	414,019
Loans and receivables from customers, net	10	9,993,890		12,771,642	24,261,777
Financial investments available-for-sale	11	1,112,435		889,087	1,688,963
Held to maturity investments	11	104,977		237,522	451,211
Investment in other companies	12	5,793		15,465	29,378
Intangible assets	13	489,306	(*)	836,922	1,589,867
Property, plant and equipment, net	14	65,086		98,242	186,626
Current taxes	15	-		-	-
Deferred income taxes	15	40,584	(*)	89,218	169,484
Other assets	16	149,903		293,118	556,825

TOTAL ASSETS		13,537,588		17,482,631	33,211,054

LIABILITIES
Current accounts and demand deposits	17	1,112,675		3,451,383	6,556,454
Cash in the process of collection	5	68,883		57,352	108,949
Obligations under repurchase agreements	7	257,721		342,445	650,529
Time deposits and saving accounts	17	7,682,675		7,337,703	13,939,141
Derivative financial instruments	8	193,844		281,583	534,912
Borrowings from financial institutions	18	969,521		1,273,840	2,419,863
Debt issued	19	1,886,604		2,414,557	4,586,837
Other financial obligations	19	18,120		16,807	31,928
Current income tax provision	15	9,057		45,158	85,785
Deferred income taxes	15	120,714	(*)	179,467	340,926
Provisions	20	136,240	(*)	164,932	313,315
Other liabilities	21	79,868	(*)	185,507	352,400

TOTAL LIABILITIES		12,535,922		15,750,734	29,921,039

SHAREHOLDERS’ EQUITY
Attributable to equity holders of the Bank:
Capital	23	638,234		781,559	1,484,696
Reserves		275,552		515,618	979,499
Accumulated other comprehensive income		(38,742)	(*)	(28,105)	(53,390)
Retained earnings:		72,252		157,127	298,488
Retained earnings from prior periods		13,190		72,252	137,254
Net income for the year	23	119,102		162,422	308,547
Less: Accrual for mandatory dividends		(60,040)		(77,547)	(147,313)

		947,296		1,426,199	2,709,293
Non controlling interest	23	54,370		305,698	580,722

TOTAL SHAREHOLDERS’ EQUITY		1,001,666		1,731,897	3,290,015

TOTAL LIABILITIES & SHAREHOLDERS ’ EQUITY		13,537,588		17,482,631	33,211,054

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2011, 2012 and 2013

(In millions of Chilean pesos - MCh$)

	Notes	12.31.2011	12.31.2012	12.31.2013	12.31.2013
		MCh$	MCh$	MCh$	ThUS$
					(Note 1 ff)
Interest income	24	528,622	762,992	1,007,106	1,913,159
Interest expense	24	(335,622)	(506,116)	(549,416)	(1,043,704)

Net interest income		193,000	256,876	457,690	869,455

Income from service fees	25	72,404	105,178	144,777	275,027
Expenses from service fees	25	(12,042)	(19,534)	(26,800)	(50,911)

Net service fee income		60,362	85,644	117,977	224,116

Trading and investment income, net	26	97,745	54,994	101,287	192,411
Foreign exchange gains (losses), net	27	(26,783)	30,696	(13,906)	(26,417)
Other operating income	32	9,507	18,708	39,658	75,337

Trading and investment, foreign exchange gains and other operating income		80,469	104,398	127,039	241,331

Operating income before provision for loan losses		333,831	446,918	702,706	1,334,902

Provisions for loan losses	28	(40,754)	(51,575)	(102,072)	(193,902)

Total operating income, net of loan losses, interest and fees		293,077	395,343	600,634	1,141,000

Personnel salaries expenses	29	(76,461)	(120,714)	(165,009)	(313,461)
Administration expenses	30	(55,141)	(88,783)	(139,614)	(265,219)
Depreciation and amortization	31	(7,461)	(18,092)	(42,288)	(80,333)
Impairment	31	-	-	-	-
Other operating expenses	32	(13,643)	(26,055)	(15,234)	(28,939)

Total operating expenses		(152,706)	(253,644)	(362,145)	(687,952)

Total net operating income		140,371	141,699	238,489	453,048

Income attributable to investment other companies	12	250	367	1,241	2,357

Income before income taxes		140,621	142,066	239,730	455,405
Income taxes	15	(23,303)	(22,913)	(64,491)	(122,511)

Net income for the year		117,318	119,153	175,239	332,895

Attributable to:
Equity holders of the Bank		119,142	119,102	162,422	308,547
Non controlling interest		(1,824)	51	12,817	24,348

Earnings per share attributable to equity holders of the Bank		Ch$	Ch$	Ch$	US$
Basic earnings per share	23 d)	0.50	0.43	0.48	0.001
Diluted earning per share	23 d)	0.50	0.43	0.48	0.001

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2011, 2012 and 2013

(In millions of Chilean pesos - MCh$)

		12.31.2011	Restated (*) See Note 2 12.31.2012		12.31.2013	12.31.2013
		MCh$	MCh$		MCh$	ThUS$
						(Note 1 ff)

Net income for the year	Notes	117.318	119.153		175.239	332.895

Other Comprehensive Income
Items that may be reclassified subsequently to profit or loss:
Financial instruments available-for-sale	23 f)	(1.258)	(5.368)		4.597	8.733
Exchange differences on translation	23 f)	1.238	(25.157)		11.960	22.720
Gain (loss) from hedge of net investment in foreign operation	23 f)	(1.264)	757		(2.840)	(5.395)
Gain (loss) from cash flow hedge	23 f)	(2.576)	3.146		(5.757)	(10.936)

Other comprehensive income (loss) before income taxes		(3.860)	(26.622)		7.960	15.121
Income tax relating to financial instruments available-for-sale	15 d)	461	888		(911)	(1.731)
Income tax relating to hedge of net investment in foreign operations	15 d)	220	(147)		568	1.079
Income tax relating to cash flow hedge	15 d)	298	(361)		842	1.600

Income taxes		979	380		499	948

Total other comprehensive income that may be reclassified to profit in subsequent periods		(2.881)	(26.242)		8.459	16.069

Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation	20 c)	-	(10.301)	(*)	3.300	6.269

Income tax relating to defined benefit obligation	15 d)	-	3.440	(*)	(1.122)	(2.131)

Total items that will not be reclassified subsequently to profit or loss		-	(6.861)		2.178	4.137

Total other comprehensive income (loss)		(2.881)	(33.103)		10.637	20.207

Comprehensive income (loss) for the year		114.437	86.050		185.876	353.101

Attributable to:
Equity Holders of the bank		116.261	85.999		173.059	328.753
Non Controlling interest	23 h)	(1.824)	51		12.817	24.348

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2011, 2012 and 2013

(In millions of Chilean pesos - MCh$, except for number of shares)

						Accumulated other comprehensive income					Retained earnings

	Number of shares	Paid-in Capital	Reserves	Restated(*) Defined benefit obligation	Financial investment available- for-sale	Hedge of net investment in foreign operation	Derivatives for Cash Flow Coverage	Restated(*) Income tax other comprehensive income	Exchange differences on translation	Restated(*) Accumulated other comprehensive income	Retained earnings from previous periods	Net income for the year	Accrual for mandatory dividends	Total attributable to equity holders of the Bank	Non controlling interest	Total Shareholders’ equity

	(Millions)	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Shareholders’ equity as of January 1, 2011	226,909	342,379	26,406	-	(1,517)	963	-	94	(2,298)	(2,758)	242,809	-	(59,522)	549,314	2,943	552,257

Increase or decrease in capital and reserves	23,449	57,860	112,734	-	-	-	-	-	-	-	-	-	-	170,594	1,490	172,084
Capitalization of retained earnings	-	106,869	-	-	-	-	-	-	-	-	(106,869)	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	(119,043)	-	59,522	(59,521)	-	(59,521)
Accrual for mandatory dividends	-	-	-	-	-	-	-	-	-	-	-	-	(36,855)	(36,855)	-	(36,855)
Comprehensive income for the period	-	-	-	-	(1,258)	(1,264)	(2,576)	979	1,238	(2,881)	-	119,142	-	116,261	(1,824)	114,437

Shareholders’ equity as of December 31 2011	250,358	507,108	139,140	-	(2,775)	(301)	(2,576)	1,073	(1,060)	(5,639)	16,897	119,142	(36,855)	739,793	2,609	742,402

Distribution of prior year’s net income	-	-	-	-	-	-	-	-	-	-	119,142	(119,142)	-	-	-	-

Shareholders’ equity as of January 1, 2012	250,358	507,108	139,140	-	(2,775)	(301)	(2,576)	1,073	(1,060)	(5,639)	136,039	-	(36,855)	739,793	2,609	742,402

Increase or decrease in capital and reserves	43,000	131,126	136,412	-	-	-	-	-	-	-	-	-	-	267,538	2,430	269,968
Capitalization of retained earnings	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	(122,849)	-	36,855	(85,994)	-	(85,994)
Accrual for mandatory dividends	-	-	-	-	-	-	-	-	-	-	-	-	(60,040)	(60,040)	-	(60,040)
Comprehensive income for the period	-	-		(10,301)	(5,368)	757	3,146	3,820	(25,157)	(33,103)	-	119,102	-	85,999	51	86,050
Acquisition Subsidiary in Colombia	-	-	-	-	-	-	-	-	-	-	-	-	-	-	49,280	49,280

Shareholders’ equity as of December 31 2012 Restated(*)
	293,358	638,234	275,552	(10,301)	(8,143)	456	570	4,893	(26,217)	(38,742)	13,190	119,102	(60,040)	947,296	54,370	1,001,666

Distribution of prior year’s net income		-	-	-	-	-	-	-	-	-	119,102	(119,102)	-	-	-	-

Shareholders’ equity as of January 1, 2013	293,358	638,234	275,552	(10,301)	(8,143)	456	570	4,893	(26,217)	(38,742)	132,292	-	(60,040)	947,296	54,370	1,001,666

Increase or decrease in capital and reserves	47,000	143,325	147,843	-	-	-	-	-	-	-	-	-	-	291,168	787	291,955
Dividends paid	-	-	-	-	-	-	-	-	-	-	(60,040)	-	60,040	-	-	-
Accrual for mandatory dividends	-	-	-	-	-	-	-	-	-	-	-	-	(77,547)	(77,547)	-	(77,547)
Comprehensive income for the period	-	-	-	3,300	4,597	(2,840)	(5,757)	(623)	11,960	10,637	-	162,422	-	173,059	12,817	185,876
Dilutive effect of purchase of Helm Bank and Subsidiaries (**)	-	-	92,223	-	-	-	-	-	-	-	-	-	-	92,223	-	92,223
Movements generated by non-controlling interest															2,716	2,716

Acquisition Subsidiary in Colombia	-	-	-	-	-	-	-	-	-	-	-	-	-	-	235,008	235,008

Shareholders’ equity as of December 31 2013	340,358	781,559	515,618	(7,001)	(3,546)	(2,384)	(5,187)	4,270	(14,257)	(28,105)	72,252	162,422	(77,547)	1,426,199	305,698	1,731,897
Shareholders’ equity as of December 31 2013
ThUS$ (Note 1 ff)	340,358	1,484,696	979,499	(13,300)	(6,736)	(4,529)	(9,854)	8,112	(27,083)	(53,390)	137,254	308,547	(147,313)	2,709,293	580,722	3,290,015

(*) See Note 2.

(**) For more information, see Note 23 Equity letter i). Transfer non-controlling interest (including excess of fair value over carrying value to parent).

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2011, 2012 and 2013

(In millions of Chilean pesos - MCh$)

	Notes	12.31.2011	12.31.2012	12.31.2013	12.31.2013

		MCh$	MCh$	MCh$	ThUS$
CASH FLOW FROM OPERATING ACTIVITIES:					(Note 1 ff)

Income before income taxes		140,621	142,066	239,730	455,405
Non controlling Interest		(1,824)	51	12,817	24,348

Charges (credits) to income not representing cash flow:
Depreciation and amortization	31	7,461	18,092	42,288	80,333
Provision for loan losses	28	52,732	66,452	119,539	227,083
Provisions and write-offs for assets received in lieu of payment		26	-	35	66
Contingency provisions	32 b)	1,657	4,902	107	203
Adjustment to market value of investments and derivatives		(49,023)	10,055	(17,139)	(32,558)
Net interest income	24 c)	(193,000)	(256,876)	(457,690)	(869,455)
Net fees and income from services	25	(60,362)	(85,644)	(117,977)	(224,116)
Net foreign exchange gains (losses)	27	26,783	(30,696)	13,906	26,417
Deferred taxes		984	(12,305)	(5,297)	(10,063)
Other charges (credits) to income not representing cash flows		19,878	21,105	15,224	28,920

Subtotals		(54,067)	(122,798)	(154,457)	(293,416)
Increase/decrease in operating assets and liabilities:
Loans and receivables to customers and banks		(1,788,377)	(2,209,523)	495,928	942,095
Investments under agreements to resell		51,512	89,407	(133,034)	(252,719)
Trading portfolio financial assets		27,230	215,854	41,973	79,734
Financial investments available-for-sale		49,061	(82,802)	428,471	813,949
Held to maturity investments		(18,126)	839	(28,173)	(53,519)
Other assets and liabilities		31,569	(48,921)	(43,702)	(83,019)
Time deposits and saving accounts		1,172,048	1,831,498	(945,561)	(1,796,244)
Currents accounts and demand deposits		70,656	165,322	69,259	131,569
Obligations under repurchase agreements		(54,232)	135,635	98,580	187,268
Dividends received from investments in other companies	12 a)	250	367	1,241	2,357
Foreign borrowings obtained		1,013,562	1,204,730	3,168,124	6,018,358
Repayment of foreign borrowings		(809,997)	(1,137,045)	(3,164,516)	(6,011,504)
Net (decrease) increase of other obligations with banks		(42,629)	(511)	-	-
Interest paid	24 b)	(332,758)	(503,612)	(556,371)	(1,056,916)
Interest received	24 a)	528,622	762,992	1,007,819	1,914,513
Income tax paid	15 b)	(23,303)	(22,913)	(64,491)	(122,511)
Repayment of other borrowings		(3,834)	(3,452)	1,552	2,948

Net cash (used in) provided by operating activities		(182,813)	275,067	222,642	422,944

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment, others		(10,911)	(23,495)	(34,366)	(65,284)
Acquisition of Banco CorpBanca Colombia, S.A. net of cash acquired	12 a)	-	(476,358)	(255,444)	(485,257)
Proceeds from sales of property, plant and equipment		-	6,069	7,520	14,285
Sale of assets received in lieu of payment or in foreclosure		482	3,996	4,586	8,712

Net cash (used in) provided by investment activities		(10,429)	(489,788)	(277,704)	(527,543)

CASH FLOW FROM FINANCING ACTIVITIES:

Issued debt		344,103	966,627	688,160	1,307,270
Redemption of issued debt		(61,792)	(697,916)	(269,770)	(512,471)
Capital increase	23	170,594	267,538	291,168	553,120
Dividends Paid	23 c)	(119,043)	(122,849)	(60,040)	(114,056)

Net cash provided (used in) provided by financing activities		333,862	413,400	649,518	1,233,863

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		140,620	198,679	594,456	1,129,264

Cash and cash equivalents at beginning of year		393,721	534,341	733,020	1,392,489
Cash and cash equivalents at end of year	5 a)	534,341	733,020	1,327,476	2,521,753

Net variation of cash and cash equivalents		140,620	198,679	594,456	1,129,264

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December  31, 2011, 2012 and 2013

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

1.2 Summary of significant accounting policies

Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS – IASB).

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

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index (“CPI”) during the prior calendar month. As of December 31, 2011, 2012 and 2013, one UF equaled Ch$22,294.03, Ch$22,840.75, and Ch$23,309.56 respectively. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

For consolidation purposes, the statements of financial position of our New York Branch have been converted to Chilean pesos at the exchange rate of Ch$526.41 per US$1 as of December 31, 2013 (Ch$479.16 per US$1 as of December 31, 2012). Our Colombian subsidiaries have used the exchange rate of Ch$0.2736 per COP$1 (Ch$0.2711 per COP$1 as of December 31, 2012), in accordance with International Accounting Standard 21, regarding the translation of a foreign operation whose functional currency is not the currency of a hyperinflationary economy.

The main accounting policies adopted in preparing these financial statements are described below.

a)     Basis of consolidation

The consolidated financial statements incorporate the financial statements of Corpbanca and its subsidiaries, the New York Branch and Colombian subsidiaries that participate in the consolidation and as of December 31, 2012 and 2013 and for the three years ended December 31 2011, 2012 and 2013, and include the necessary adjustments and reclassifications to the incorporated financial statements of subsidiaries, our New York Branch and Colombian subsidiaries as of December 31, 2012 and 2013 to bring their accounting policies and valuation criteria into line with those applied by the Bank, in accordance with IFRS - IASB.

All intragroup balances, transactions, income and expenses are eliminated in full on consolidation.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

For consolidation purposes, the financial statements of the New York Branch, the financial statements of Colombian subsidiaries whose functional currency is the U.S. dollar and Colombian pesos respectively has been translated into Chilean pesos as described in Note 1 e) below.

Controlled Entities

Regardless of the nature of its involvement in an entity (the investee), Corpbanca will determine whether it controls an investee based on whether it has exposure, or rights, to variable returns from the its involvement with the investee and has the ability to use its power over the investee to affect the amount of the its returns.

Therefore, the Company controls an investee if and only if it has all of the following elements:

a)	Power over the investee, i.e. existing rights that give it the ability to direct the relevant activities of the investee (the activities that significantly affect the investee’s returns);

b)	Exposure, or rights, to variable returns from its involvement with the investee;

c)	The ability to use its power over the investee to affect the amount of the investor’s returns.

When the Bank has less than the majority of voting rights in an investee, but these voting rights are sufficient to give it the practical ability to unilaterally direct the investee’s relevant activities, the Bank is determined to have control. The Bank considers all relevant factors and circumstances in evaluating whether voting rights are sufficient to obtain control, including:

• the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of other vote holders;

• potential voting rights held by the investor, other vote holders or other parties;

• rights from other contractual agreements;

• any additional facts and circumstances that indicate that the investor has, or does not have, the current ability to direct the relevant activities when decisions need to be made, including voting behavior patterns in prior shareholder meetings.

The Bank reevaluates whether or not it has control in an investee if the facts and circumstances indicate that there have been changes in one or more of the elements of control listed above.

The financial statements of controlled companies are consolidated with those of the Bank using the global integration method (line by line). Using this method, all balances and transactions among consolidated companies have been eliminated upon consolidation. The consolidated financial statements include all assets, liabilities, equity, income, expenses, and cash flows of the parent its subsidiaries presented as if they were one sole economic entity. A controller prepares consolidated financial statements using uniform accounting policies for similar transactions and other events under equivalent circumstances.

Non-controlling interest are also presented in the Consolidated Statement of Financial Position, within equity, separately from the equity holders of the Bank. Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e. transactions with the owners in their role as such).

An entity shall attribute profit for the period and each component of other comprehensive income to equity holders of the Bank and the non-controlling interests.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The entity shall also attribute total comprehensive income to the equity holder of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The following table details the entities over which Corpbanca has the ability to exercise control and, therefore, the entities that it consolidates: (See Note 38 Subsequent Events for more information).

			Direct and Indirect Ownership
			As of December 31, 2013			As of December 31, 2012			As of December 31, 2011
	Country	Functional	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
		currency	%	%	%	%	%	%	%	%	%

CorpBanca Corredores de Bolsa S.A.	Chile		$99,990	0,010	100,000	99,990	0,010	100,000	99,990	0,010	100,000
CorpBanca Administradora General de Fondos S.A.	Chile		$99,996	0,004	100,000	99,996	0,004	100,000	99,996	0,004	100,000
CorpBanca Asesorías Financieras S.A. 1	Chile		$99,990	0,010	100,000	99,990	0,010	100,000	99,990	0,010	100,000
CorpBanca Corredores de Seguros S.A.	Chile		$99,990	0,010	100,000	99,990	0,010	100,000	99,990	0,010	100,000
CorpLegal S.A. 1	Chile		$99,990	0,010	100,000	99,990	0,010	100,000	99,990	0,010	100,000
CorpBanca Agencia de Valores S.A.	Chile		$99,990	0,010	100,000	99,990	0,010	100,000	99,990	0,010	100,000
SMU CORP S.A. 1	Chile		$51,000	-	51,000	51,000	-	51,000	100,000	-	100,000
CorpBanca New York Branch	EE.UU	US$	100,000	-	100,000	100,000	-	100,000	51,000	-	51,000
CorpBanca Securities INC-NY 1	EE.UU	US$	100,000	-	100,000	-	-	-	-	-	-
Banco CorpBanca Colombia S.A. (*)	Colombia	COP$	66,388	-	66,388	91,931	-	91,931	-	-	-
Helm Bank Colombia S.A 2	Colombia	COP$	-	66,243	66,243	-	-	-	-	-	-
Helm Corredor de Seguros S.A 2	Colombia	COP$	80,000	-	80,000	-	-	-	-	-	-
CorpBanca Investment Valores Colombia S.A. 2	Colombia	COP$	5,060	63,028	68,088	5,060	87,218	92,278	-	-	-
CorpBanca Investment Trust Colombia S.A. 2	Colombia	COP$	5,499	62,737	68,236	-	86,871	86,871	-	-	-
Helm Comisionista de Bolsa S.A. 2	Colombia	COP$	-	66,240	66,240	-	-	-	-	-	-
Helm Fiduciaria S.A 2	Colombia	COP$	-	66,230	66,230	-	-	-	-	-	-
Helm Bank (Panamá) S.A. 2	Panamá	US$	-	66,243	66,243	-	-	-	-	-	-
Helm Bank Caymán S.A. 2	Islas Caymán	US$	-	66,243	66,243	-	-	-	-	-	-
Helm Casa de Valores (Panama) S.A. 2	Panamá	US$	-	66,240	66,240	-	-	-	-	-	-

1.- Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF). The remaining companies in Chile are regulated by the Superintendency of Securities and Insurance (SVS).

2.- Companies regulated by the Colombian Financial Superintendency, which has a reciprocal supervision agreement with the SBIF.

(*) The interest in Corpbanca Colombia S.A. decreased from 91.9314% to 66.3877% because Corpbanca did not participate proportionally to its existing participation of 91.9314% in the capital increase of August 29, 2013.

Associates

Associates are entities over which the Bank has the ability to exercise significant influence, but not control or joint control. Usually, this capacity manifests itself through an ownership interest equal to or greater than 20% of the entity’s voting rights and is valued using the equity method.

Other factors considered in determining whether there is significant influence over an entity include representation on the board of directors and the existence of material transactions.

Investments in other companies

Investments in other companies are those where the Bank neither has control nor exercise significant influence. Investments in these companies are measured at cost (See Note 12).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Fund Management

Certain subsidiaries of Corpbanca manage and administer assets held in mutual funds and other investment vehicles on behalf of investors. The financial statements of funds are not included in these consolidated financial statements except when the Bank controls the fund. At December 31, 2012 and 2013, or the years ended December 31, 2011, 2012 and 2013, the Bank does not control or consolidates any funds.

Asset Management, Trust Business and Other Related Businesses.

Corpbanca and its subsidiaries manage assets held in common investment funds and other investment products on behalf of investors. The financial statements of these entities are not included in these consolidated financial statements except when the Bank controls the entity. As of December 31, 2013 and 2012, the Bank does not control or consolidate any trust businesses or other entities related to this type of business. The assets managed by Corpbanca Administradora General de Fondos S.A., Corpbanca Investment Trust Colombia S.A. and Helm Fiduciaria that are owned by third parties are not included in the consolidated financial statements.

b)    Non-controlling interest

Non-controlling interest represents the equity and net income in a subsidiary not attributable, directly or indirectly, to the equity holders of the Bank. Non-controlling interest is disclosed as a separate line item within equity in the consolidated statements of financial position and as a separate line item within the consolidated statements of income.

c)    Business Combinations and Goodwill

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Bank, liabilities incurred by the Bank to the former owners of the acquiree and the equity interests issued by the Bank in exchange for control of the Acquiree. Acquisition costs incurred are expensed and included in administrative expenses.

When Corpbanca and subsidiaries acquire a business, it recognizes the identifiable assets acquired and liabilities assumed in accordance with IFRS. This includes the separation of embedded derivatives from host contracts.

If the business combination is done in stages, the acquirer’s stake previously held in the acquired assets, measured at fair value at the date of the respective acquisition, is remeasured at fair value at the acquisition date in which we take control and the resulting gain or loss is recognized.

Any contingent consideration that must be transferred by the acquirer is recognized at its fair value at the acquisition date. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments again goodwill. Measurement period adjustments arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Goodwill amounts are established at the date of acquisition of the business and are subsequently measured at such amounts less accumulated impairment losses, if any.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination.

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

The Bank’s business activities are primarily situated in the domestic market and have strategically aligned its operations into four divisions composed of seven reportable segments based on its market segmentation and the needs of its customers and trading partners. The seven reportable segments are Large, Corporate and Real Estate Companies; Companies; Traditional and Private Banking; Lower Income Retail Banking; Treasury and International; Financial Services Offered through Subsidiaries

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

and Colombia. The CODM manages these reportable segments using an internal profitability reporting system and reviews their segments on the basis of gross operational margin and only uses average balances to evaluate performance and allocate its resources.

Regarding foreign markets, Colombia has been identified as a separate operating segment based on the business activities described. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

More information on each segment is presented in Note 4 “Segment Reporting”.

Commercial banking:

•

Large, Corporate, and Real Estate Companies includes companies that belong to the major economic groups, specific industry, and companies with annual sales over US$60 million; this reportable segment division also includes real estate companies and financial institutions.

•	Companies - includes a full range of financial products and services for companies with annual sales under US$60 million. Leasing and factoring have been included in this reportable segment.

Retail banking:

•	Traditional and Private Banking - offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income segments.

•	Lower income retail banking - which corresponds to operations of Banco Condell, offers among other products, consumer loans, credit cards and mortgage loans to the low-to-middle income segments.

Treasury and International:

•	Primarily includes treasury activities such as financial management, funding, liquidity and international businesses.

Financial Services Offered through Subsidiaries:

•	Services rendered by our subsidiaries, which include insurance brokerage, financial advisory service, asset management and securities brokerage.

Colombia

•	All banking services rendered

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

For the purposes of presenting consolidated financial statements, the assets and liabilities of the foreign consolidated entities whose functional currencies are other than the Chilean Peso are translated into the presentation currency as follows:

—	Assets and liabilities are translated at the closing exchange rate as of December 31, 2011, 2012 and 2013.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

—	Income, expenses and cash flows are translated at the exchange rate at the date of the transactions.

—	Equity components are translated at the historical exchange rates.

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

In preparing the consolidated financial statements, transactions in currencies other than the Bank’s functional currency are recognized at the rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the closing exchange rates. Exchange differences on monetary items are recognized in net income in the period in which they arise. The amount of net foreign exchange gains and losses within the statements of income includes the recognition of the effects of fluctuations in the exchange rates on monetary assets and liabilities denominated in foreign currencies.

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

Assets and liabilities in foreign currency are shown at their equivalent in Chilean pesos, calculated using the exchange rates as of December 31, 2013 of Ch$526.41 per US$1 for the U.S. dollar and Ch$0.2736 per COP$1 for the Colombian peso (Ch$479.16 per US$1 and Ch$0.2711 per COP$1 as of December 31, 2012).

The foreign exchange gains (losses) presented within consolidated statements of income for the years ended December 31, 2011, 2012 and 2013 of MCh$(26,783), MCh$30,696 and MCh$(13,906), respectively, include the foreign currency exchanges gain/losses for exchange rate fluctuations over monetary foreign currency-denominated assets and liabilities, and the gains (losses) obtained from the Bank’s foreign exchange currencies operations.

f)  Assets and liabilities measurement and classification criteria

f.1 The criteria for measuring the assets and liabilities presented in the statements of financial position are the following:

Measurement or valuation of assets and liabilities is the process of determining the amounts at which the elements of the financial statements are to be recognized and carried in the Statement of Financial Position and the Statement of Comprehensive Income. This involves selecting the particular basis or method of measurement.

Financial assets and liabilities are recorded initially at fair value which, unless there is evidence otherwise, is the transaction price. Instruments not valued at fair value through profit and loss are adjusted to subtract transaction costs.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Financial liabilities are valued generally at amortized cost, except for financial liabilities designated as hedged items (or hedging instruments) and financial liabilities held for trading, which are valued at fair value.

The following measurement criteria are used for assets and liabilities recorded in the Statement of Financial Position:

—	Financial assets and liabilities measured at amortized cost:

The amortized cost of a financial asset or liability is the amount at which the financial asset or liability is measured at initial recognition plus or minus the cumulative accretion under the effective interest rate method of any difference between that initial amount and the maturity amount.

In the case of financial assets, amortized cost also includes adjustments for any impairment that may have occurred.

In the case of financial liabilities, cumulative amortization is recorded using the effective interest rate method. The effective interest rate method is which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

—	Fair value measurements of assets and liabilities:

Fair value is defined as the price that will be received for the sale of an asset or paid for the transfer of a liability in a orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions or market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

When a price for an identical asset or liability is not observable, the Bank will measure the fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. As fair value is a market-based measurement, it should be determined using the assumptions that market participants would use in pricing the asset or liability, including risk assumptions. As a result, the Bank’s intention to hold an asset or to settle or otherwise fulfill a liability is not relevant when measuring fair value.

A fair value measurement is for a particular asset or liability. Thus, when measuring fair value, the Bank takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

To increase the consistency and comparability of fair value measurements and related disclosures, the Bank uses and discloses a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the similar asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

Assets valued at cost:

Cost is defined as the cost of the transaction to acquire the asset, less any impairment losses that may exist.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

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

-

Loans and accounts receivable from banks and customers: this item includes financing granted to third parties, based on their nature, regardless of the type of borrower and the form of financing. Includes loans and accounts receivable from customers, interbank loans, and finance lease transactions in which the consolidated entities act as lessors.

f.3 Classification of financial assets for presentation purposes

Financial assets are classified by their nature into the following line items in the consolidated financial statements:

-	Cash and deposits in banks: This item includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions.

-

Cash in the process of collection: Domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement to time differences.

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

-	Obligations under repurchase agreements: This item includes the balances for repurchase of financial instruments under securities resale agreements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

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

f.5 Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the consolidated financial statements:

-

Current accounts and demand deposits: This item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations; i.e., operations which become callable the day after the closing date are not treated as on-demand obligations.

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

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

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

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risk is not clearly and closely related to the economic characteristics and risks of the host contract and the host contract is not measured at fair value with changes in fair value recognized in net income.

On initial recognition, derivative contracts are designated by the Bank as a trading derivative or as a hedging instrument for hedge accounting purposes.

The changes in the fair value of trading derivatives are recorded in line item “Trading and investment income” within the consolidated statements of income.

If the derivative is designated as a hedging instrument in a hedge relationship, this may be: (1) a fair value hedge of assets or liabilities or firm commitments; (2) a hedge of cash flows related to recognized assets or liabilities or forecast transactions; or (3) hedge of a net investment in a foreign operation.

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

When a derivative instrument hedges exposure to variability in cash flows of recognized assets or liabilities, or highly probable forecasted transactions, the effective portion of the changes in fair value with regard to the risk hedged is recognized in other comprehensive income. Any ineffective portion is immediately recognized in the income statement. The accumulated gains or losses recognized in other comprehensive income are reclassified to the income statement in the same period or periods in which the hedged item affect the income statement.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

When a derivative instrument hedges exposure to variability in the amount of the Bank’s interest in the net assets of a foreign operation, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income and the ineffective portion is recognized in net income. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income is reclassified from equity to the income statement as a reclassification adjustment on the disposal of the foreign operation.

The types of derivatives into which we enter are disclosed in Note 8 to these financial statements. They may include (please note description at Note 8) the following (which instruments may or may not qualify under IAS 39 for hedging treatment for accounting purposes):

Inflation forwards and inflation swaps: Derivatives used to hedge the economic value of inflation indexed structures such as inflation indexed assets funded with nominal liabilities.

OIS – Swaps: Derivatives used to hedge the economic value of long-term assets funded with short-term liabilities, fixing repricing of the short-term liabilities.

USD-CLP Fx Forwards: Used to hedge U.S. dollar denominated assets which are funded by Chilean peso denominated short-term liabilities.

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

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative accretion using the effective interest method of any difference between the initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

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

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

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

The main valuation techniques used as of December 31, 2012 and 2013 by the Bank’s internal models to determine the fair value of derivatives are as follows:

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

f.9 Derecognition of financial assets and liabilities

The accounting treatment of financial asset transfers is conditioned by the degree and form in which risks and benefits associated the assets are transferred to third parties:

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

2.

If the Bank retains substantially all the risks and rewards associated with the transferred financial asset, as in the case of sales of financial assets under agreements to repurchase at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not removed from the consolidated statements of financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

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

b)

If the assignor entity retains control of the conveyed financial asset: it continues to recognize it in the balance sheet for a value equal with its exposure to value changes that might be experienced and it recognizes a financial liability associated to the conveyed financial asset. The net value of the asset conveyed and the associated liability is the amortized cost of the rights and obligations withheld (if the conveyed asset is measured according to its amortized cost), or according to the fair value of the rights and obligations thus obtained (if the conveyed assets are measured at their fair value).

In line with the foregoing, financial assets are only written-off the balance sheet when the rights over the cash flows that they generate are extinguished or when their implicit or ensuing risks and benefits have been substantially conveyed to third parties. Similarly financial liabilities are only written off of the balance sheet when the obligations that they generate are extinguished or when their associated risks and rewards have been transferred, with the intention of either to cancel them or to resell them.

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Additionally, certain categories of financial assets, such as loans and receivables from banks and customers assets that are not deemed to be impaired individually are also assessed for impairment on a collective basis. For loans and receivables from banks and customers that are deemed to be impaired, the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to reduce the accrued interest and the remainder, if any, to reduce the principal amount outstanding. For further information on accounting policies for impairment of loans and receivables (see Note 1. j) allowances for loan losses below.

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

For debt securities included in the “Available for sale financial asset” portfolio, impairment losses are equal to the difference between their acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss previously recognized in the consolidated statements of income.

The carrying amount of the financial asset is reduced by the impairment loss directly with the exception of loans and receivables from banks and customers, where the carrying amount is reduced through the use of an allowance account (‘allowance for loan losses’). When a loan and receivable is considered uncollectible, and it has been covered with an allowance for doubtful accounts previous to its write-off, it is written off against the allowance account by charging and releasing provision through the income statement. Subsequent recoveries of amounts previously written off are credited against the income statement.

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

g)  Loans

Loans and receivables from customers and loans and receivables from banks, both originally granted by the Bank and acquired, are non-derivative financial assets with fixed or defined charges that are not quoted on an active market and that the Bank has no intention of selling immediately or in the short term; they are valued initially at cost plus incremental transaction costs and subsequently measured at amortized cost using the effective interest rate method.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

When the Bank is the lessor in a lease agreement and transfers substantially all incidental risks and rewards over the leased asset, the transaction is presented within loans.

h) Factored receivables

Factored receivables are valued at the purchase price of the loan. The price difference between the amounts paid and the actual face value of the receivables is earned and recorded as interest income over the financing period.

i)  Lease receivables

Lease receivables, included in “loans and receivables from customers”, are periodic payments from lease agreements that meet certain requirements to qualify as finance leases and are presented at nominal value net of unaccrued interest as of year end.

Assets leased among consolidated companies are treated as assets held for own use in the financial statements.

j)  Allowances for loan losses

Allowance for loan losses are determined on an “individual” basis when they correspond to customers that are individually evaluated, and considering their size or level of exposure make it necessary to analyze them on a case-by-case basis and, are referred to as “collectively evaluated” when they correspond to a large number of loans whose amounts are not individually significant and relate loans of to individuals or small-size companies.

The impairment losses on these loans are determined:

•

individually, for all individually significant loans and for those which, although not significant, cannot be classified as part of homogenous groups of loans of similar characteristics, i.e., by type of loan, customer’s industry and geographical location, type of guarantee, age of past-due amounts, etc.

•	collectively, in all other cases.

Criteria for determining impairment losses may consist of:

•	becoming aware of a significant financial difficulty on the part of the customer;

•	when there is evidence of a deterioration of the customer’s ability to pay, either because it is in arrears or for other reasons, and/or

•	it becomes probable that the customer will enter bankruptcy or other financial reorganisation;
•

observable data at a portfolio (collectively analyzed) level indicating that there is a measurable decrease in the estimated future cash flows, although the decrease cannot yet be ascribed to individual loan in the portfolio – such as adverse changes in the payment status of customer in the portfolio or national or local economic conditions that correlate with defaults on the loans in the portfolio.

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Initial impairment starts from the date in which all or part of the loans and receivables fall into arrears.

Subsequent payments received from written-off loans and receivables are recognized in the income statement as recoveries.

k)  Transactions Involving Repurchase Agreements and Securities Lending

Pursuant to agreements to resell, we purchase financial instruments, which are recorded as assets under the heading “Investments under agreement to resell”, and accrete interest under the effective interest rate method through the maturity date of the contract.

We also enter into repurchase agreements. In this regard, investments sold subject to a repurchase obligation and which serve as security for the loan are recorded under the heading “Trading portfolio financial assets” or “Financial investments available-for-sale”, respectively. A repurchase obligation is classified as a liability and recorded as “Obligations under repurchase agreements” and accretes interest under the effective interest rate method through the maturity date of the contract.

l)  Revenue and expense recognition

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

Dividends received from investments in other companies are recognized in income when the right to receive them has been accrued and are presented under item “Income attributable to investments in other companies”.

The Bank ceases accruing interest on the basis of contractual terms on the principal amount of any asset that is classified as impaired. Thereafter, the Bank recognizes as interest income the accretion of the net present value of the written down amount of the loan due to the passage of time based on the original effective interest rate of the loan. On the other hand, any interest collected on assets classified as impaired is accounted for on a cash basis.

Nonaccrual loans are returned to an accrual status when: (i) in a period of at least four months a customer has made consecutive payments for past due obligations; (ii) future cash flow payments are consistent with expected future cash flows to be received; and (iii) the customer’s conditions improve after the original nonaccrual status classification.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

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

i.4 Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are deferred and amortized into the income statement over the life of the loan.

m) Property, plant and equipment

Property, plant and equipment consist of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank or acquired under finance leases.

Property, plant and equipment for own use

Property, plant and equipment for own use are measured at acquisition cost less accumulated depreciation and accumulated impairment losses. Property, plant and equipment also includes assets received in lieu of payment which are intended to be held for continuing own use (See Note 1.n. below) and assets acquired under finance leases (See Note 1.o. below).

Depreciation is calculated using the straight line method over the acquisition cost of assets minus their residual value. The land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank applies the following useful lives to the fixed assets that comprise its total assets1:

Item	Useful life (Years)

Buildings	75
Facilities	10
Furniture	10
Vehicles	10
Office equipment	10
Security instruments and implements	5
Other minor assets	5

The consolidated entities assess at the end of each reporting date whether there is any indication that the carrying amount of any of their tangible assets exceeds its recoverable amount; if so, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life, if the useful life needs to be re-estimated.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recognized in prior periods and adjust the future depreciation charges accordingly. In no circumstance may the reversal of an impairment loss on an asset increase its carrying value above the one it would have had if no impairment losses had been recorded in prior years.

1 According to internal accounting policies, Corpbanca and its subsidiaries use the same useful lives, except for buildings in Colombia, which have a useful life of 20 years.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of each reporting period to determine significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the consolidated statements of income in future years on the basis of the new useful lives.

Maintenance expenses are recorded as an expense in the period in which they are incurred.

n)  Assets received or awarded in lieu of payment

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

o)  Leasing

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

When the Bank act as lessee, it shows the cost of the leased assets in the consolidated statements of financial position based on the nature of the leased asset, and simultaneously records a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

p)  Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities. They are assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated. The cost of intangible assets acquired in a business combination is their fair value as of the date of acquisition.

These intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization or any accumulated impairment losses.

An entity will evaluate whether the useful life of an intangible asset is finite or indefinite and, if finite, will evaluate the duration or number of units of production or other similar units that make up its useful life. The entity will consider an intangible asset to have an indefinite useful life when, on the basis of an analysis of all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

An intangible asset is accounted for based on its useful life. An intangible asset with a finite useful life is amortized over its economic useful life and reviewed to determine whether any indication of impairment may exist. The amortization period and method are reviewed at least once every reporting period. An intangible asset with an indefinite useful life is not amortized and the entity will determine if it has experienced an impairment loss by comparing its recoverable amount to its carrying amount on a yearly basis and at any time during the year in which there is an indication that its value may be impaired.

q)  Contingent assets and liabilities

Contingent assets and liabilities are those operations or commitments in which the bank assumes a credit risk upon committing itself to third parties, before the occurrence of a future fact, to make a payment or disbursement that must be recovered from its clients.

The Bank keeps a record of the following balances related to commitments or to liabilities of its own line of business in memorandum accounts: Collateral and guarantees, confirmed foreign letters of credit, documentary letters of credit issued, bank vouchers, inter-bank vouchers, freely disposable lines of credit, other credit commitments and other contingencies.

r)  Income and Deferred taxes

Income tax expense represents the sum of the current tax expense/benefit and deferred tax expense/benefit.

The tax currently payable is based on taxable income for the year, which differs from income before tax reported in the consolidated statements of income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible.

Deferred tax is recognized in the consolidated statement of financial position on temporary differences between the carrying amount of assets in the consolidated statements of financial position and their corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that is probable that taxable income will be available against which those deductible temporary differences can be utilized. Deferred tax assets and liabilities are not recognized if the temporary differences arise from goodwill or from initial recognition (other than in business combination) of other assets and liabilities that affects neither the taxable income nor the accounting income.

The carrying amount of deferred taxes is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

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

Law 20,455, published in the Official Gazette on July 31, 2010, increased the corporate income tax rate from 17% to 20% for 2011, to 18.5% for 2012 and to 17% for 2013 and beyond.

On September 17, 2012, Law 20,630 “Enhancement of Tax Reform and Financing of Educational Reform” was published in the Official Gazette. The objectives of this law are to raise funds to finance education, provide economic relief for the middle class, promote growth and enhance the current tax system. Among the changes introduced is an increase in the tax rate from 17% to 20% beginning January 1, 20132.

Current and deferred tax effects are recognized in net income, except when they relate to items that are recognized in other comprehensive income or in equity, in which case, the current and deferred tax effects are also recognized in other comprehensive income or in equity respectively.

s)  Employee Benefits

Vacation expense

The annual cost of employee vacations and benefits are recorded on an accrual basis.

Short-term benefits

Short-term benefits correspond to current liabilities as measured by the undiscounted amount that the Bank expects to pay as a result of the unused entitlement.

Other long-term benefits

Other long-term benefits correspond to remuneration (other post-employment benefits, termination benefits and equity compensation benefits). The amount recognized as a liability is the total net present value of the obligations at the end of the reporting period minus the fair value at the close of the reporting period of plan assets (if any) against which the obligations are settled directly.

Retirement Plans

For defined benefit retirement plans, the cost of benefits is determined using the projected units of credit method with actuarial valuations performed as of each year end. An entity shall use the projected unit credit method to determine the present value of its defined benefit obligations and the related current service cost and, where applicable, past service cost.

An entity shall recognise the components of defined benefit cost, except to the extent that another IFRS requires or permits their inclusion, as follows:

(a) service cost in profit or loss;

(b) net interest on the net defined benefit liability in profit or loss; and

(c) remeasurements of the net defined benefit liability in other comprehensive income.

2 The current tax rate for our subsidiaries in Colombia as of the date of these consolidated financial statements was 34%.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

t)  Cash and cash equivalents

For the preparation of the cash flow statement, the Bank applied the indirect method, in which, starting with the Bank’s consolidated income before taxes, non-cash transactions are subsequently added/ subtracted, as well as income and expenses associated with cash flows classified as investing or financing activities.

The preparation of the cash flow statements takes the following items into account:

a)	Cash flows: the inflow or outflow of cash and cash equivalents, which includes Central Bank of Chile deposits, Domestic bank deposits, and Foreign bank deposits.

b)	Operating activities: correspond to normal activities performed by the Bank, as well as other activates that cannot be classified as either investing or financing.

c)	Investment activities: correspond to the acquisition, sale or disposal by other means, of long-term assets and other investments not included in cash and cash equivalents.

d)	Financing activities: activities that produce changes in the size and composition of the net Shareholders’ equity and liabilities that are not part of operating activities or investments.

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

u)  Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover incurred losses, therefore to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ payment capacity. Increases in the allowances for loan losses are reflected as “Provisions for loan losses” in the Consolidated Statement of Income. Loans are charged off when management determines that a loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the provisions for loan losses.

The relevant estimates and assumptions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

These estimates, made on the basis of the best available information, mainly refer to:

•	Useful life of material and intangible assets (Notes 13, 14 and 31)
•	Valuation of goodwill (Notes 12, 13 and 31)
•	Provisions (Note 20)
•	Fair value of financial assets and liabilities (Notes 6, 7, 8, 11 and 34)
•	Contingencies and commitments (Note 22)
•	Impairment losses for certain assets (Notes 9,10, 11 and 31)
•	Current and deferred taxes (Note 15)
•	Consolidation perimeter and evaluation of control (Note 1, letter a))

v)  Mandatory dividends

The Bank records within liabilities (provisions) the portion of profit for the year that should be distributed to comply with the Corporations Law (30%) or its dividend policy, which establishes that no less than 50% of profit for the years 2013 and 2012 should be distributed as dividends, as approved by shareholders in February 2012. For the years 2013 and 2012, the Bank provisioned 50% of profit for the year. This provision is recorded within “provision for minimum dividends” by reducing “retained earnings” within the Consolidated Statement of Changes in Equity.

w) Earnings per share

Basic earnings per share are determined by dividing the net income attributable to equity holders of the Bank in a period by the weighted average number of shares outstanding during the period.

Diluted earnings per share are determined in a similar manner as Basic Earnings per share, but the net income attributable to equity holders of the bank and the weighted average number of outstanding shares are adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2011, 2012 and 2013, the Bank did not have instruments that generated diluting effects on income attributable to equity holders of the Bank.

x)  Impairment

Assets are acquired for the benefit they will produce. Therefore, impairment occurs whenever their book value exceeds their recoverable amount; assets are tested for impairment whenever there are indicators that the carrying amount may exceed the recoverable value.

The Bank and its subsidiaries use the following criteria to test for impairment, if any:

Financial assets

A financial asset that is not recorded at fair value through profit and loss is evaluated at each period end in order to determine whether there is objective evidence of impairment. As of each reporting date, the Bank assesses whether there is objective evidence that a financial asset or a group of financial assets may be impaired. Financial assets or asset groups are considered impaired only if there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and the loss event(s) had an impact on the estimated future cash flows of the financial asset or asset group that can be reliably estimated. It may not be possible to identify a single loss event that individually caused the impairment.

An impairment loss for financial assets recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted using the original effective interest rate of the financial asset.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Losses expected as the result of future events, whatever their probability, are not recognized. Objective evidence that an asset or group of assets is impaired includes observable data that comes to the attention of the asset holder about the following loss events: (i) significant financial difficulties of the issuer or the debtor; (ii) breach of a contract; (iii) granting of a concession by the lender to the issuer or the borrower, for economic or legal reasons relating to the borrower’s financial difficulty, that the lender would not otherwise consider; (iv) high probability of bankruptcy or other financial reorganization; (v) disappearance of an active market for a given financial asset due to financial difficulties; or (vi) evidence that there has been a measurable reduction in the estimated future cash flows from a group of financial assets since initial recognition, even if it cannot yet be identified with individual financial assets, including data such as: (a) adverse changes in the status of payments by borrowers included in the group; or (b) local or national economic conditions that are linked to delinquency for group assets).

Individually significant financial assets are examined individually to determine impairment. Remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the income statement. Any cumulative loss related to available-for-sale financial assets recognized previously in equity is transferred to the income statement.

An impairment loss can only be reversed if it can be related objectively to an event occurring after the impairment loss was recognized. Reversal of impairment financial assets recorded at amortized cost and those classified as available-for-sale debt instruments is recorded in the income statement.

Non-financial assets

The carrying amounts of the Bank’s non-financial assets, excluding investment property and deferred taxes, are reviewed regularly, or at least every reporting period, to determine whether indications of impairment exist. If such indication exists, the recoverable amount of the asset is then estimated. The recoverable amount of an asset is the greater of the fair value less costs to sell, whether for an asset or a cash-generating unit “CGU”, and its value in use. That recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

When the carrying amount of an asset or CGU, exceeds its recoverable amount, the asset is considered to be impaired and its value is reduced to its recoverable amount.

Upon assessing the value in use of an individual asset or CGU, estimated future cash flows are discounted to present value using a before-tax discount rate that reflects current market assessments of the time value of money and the specific risks that an asset may have.

As of each reporting period, the Bank will evaluate whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill no longer exists or could have decreased. If such indication exists, the entity will once again estimate the asset’s recoverable amount. In evaluating whether indications that an impairment loss recognized in prior periods for an asset other than goodwill no longer exist or may have decreased in value, the entity will consider at least external sources (significant increase in market value of the asset; significant changes in technological, market, economic or legal environment affecting the asset; decrease in market interest rates or other investment rates of return which are likely to affect the discount rate used in calculating the asset’s value in use, resulting in higher recoverable amount) and internal sources during the period (in the immediate future, significant favorable changes in the manner in which the asset is used or is expected to be used; and available evidence from internal reporting indicating that the economic performance of the asset is or will be better than expected, including costs incurred during the period to improve or enhance the asset’s performance or restructure the operation to which the asset belongs). In the case of goodwill and intangible assets with indefinite useful lives or that are still not available for use, recoverable amounts are estimated at each reporting date.

Impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared. An impairment loss will be reversed only to the extent that the book value of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Goodwill

Goodwill is tested annually to determine whether impairment exists and when circumstances indicate that its book value may be impaired. Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group of cash generating units) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized.

Goodwill acquired in a business combination shall be allocated as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 “Impairment of Assets”, annual impairment testing is permitted for a CGU to which goodwill has been allocated, or at any time for intangible assets with indefinite useful lives, as long as they are carried out at the same time each year. Different CGU and different intangible assets can be tested for impairment at different times during the year.

y)  Provisions

Provisions are reserves involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statement of Financial Position when the following copulative requirements are met:

—	a present (legal or implicit) obligation has arisen from a past event and;

—

as of the date of the consolidated financial statements is likely that the Bank and/or its controlled entities will have to disburse resources to settle the obligation and the amount can be reliably measured.

A contingent liability is any obligation that arises from past events whose existence will be confirmed only if one or more uncertain future event occurs not within the control of the Bank and its controlled entities.

The annual consolidated financial statements include all material provisions with respect to which it is considered more likely than not that the obligation will have to be settled.

Provisions which are quantified on the basis of the best available information regarding the consequences of the event that gives rise to them, and are re-estimated at the end of each accounting period are used to cover the specific obligations for which they were originally recognized, and are reversed in full or in part when those obligations cease to exist or are reduced.

Provisions are classified into the following groups in the Consolidated Statement of Financial Position based on the obligations they cover:

—	Employee benefits and compensation
—	Minimum dividends
—	Contingencies

z)  Derecognition financial assets and liabilities

Accounting for transfers of financial assets is based on the degree and way in which the risks and rewards associated with the transferred assets are transferred:

1.

If the risks and rewards are substantially transferred to third parties (e.g. unconditional sales, sales with repurchase agreements at fair value as of the date of repurchase, sales of financial assets with a purchase option deemed deep-out-of-the-money, use of assets in which the transferor does not retain subordinate financing or transfer any type of credit enhancement to the new holders and other similar cases), the transferred asset is derecognized from the balance sheet and any rights or obligations retained or created upon transfer are simultaneous recognized.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

2.

If the risks and rewards of the transferred financial asset are substantially retained (e.g. sales of financial assets with repurchase agreements at fixed prices or for the sales price plus interest, securities lending agreements where the borrower has the obligation to return the securities or similar assets and other similar cases) the transferred asset is not derecognized from the balance sheet and will continue to be valued using the same criteria used before the transfer. Otherwise, the following is recorded in accounting:

a)	A financial liability for an amount equal to the consideration received, which is subsequently valued at amortized cost.

b)	Both the income from the transferred financial asset (but not derecognized) and the expenses for the new financial liability.

3.

If the risks and rewards of the transferred financial asset are not substantially transferred or retained (e.g. sales of financial assets with a purchase option deemed not deep-in-the-money or deep-out-of-the-money, use of assets in which the transferor assumes subordinate financing or another type of credit enhancement for part of the transferrer asset and other similar cases), the following will be analyzed:

a)	If the transferor has not retained control of the transferred financial asset, it will be derecognized, and any lights or obligations created or retained upon transfer will be recognized.

b)

If the transferor has retained control of the transferred financial asset, it will continue to be recognized in the Statement of Financial Position for an amount equal to its exposure to the changes in value that it may experience and a financial liability will be recognized for the financial asset transferred. The net amount of the transferred asset and the associated liability will be the amortized cost of the rights and obligations retained if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained if the transferred asset is measured at fair value.

As a result, financial assets will only be derecognized when the rights over the cash flows have been extinguished or when substantially all implicit rights and rewards have been transferred to third parties. Likewise, financial liabilities are only derecognized from the Statement of Financial Position when the obligations they generate have been extinguished or when they are acquired with the intention to settle them or place them once again.

aa)	Debt issued

The financial instruments issued by the Bank and subsidiaries are classified in the Consolidated Statement of Financial Position within “debt issued”, where the Bank has an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation by the exchange of a fixed amount of cash or other financial asset for a fixed number of shares.

After initial measurement, debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount, premium or cost related directly to the issuance.

bb)	Assets, investment funds and pensions managed by the Bank and its subsidiaries

The assets managed by Helm Bank S.A., Corpbanca Administradora General de Fondos S.A. and Corpbanca Investment Trust Colombia S.A. that are owned by third parties are not included in the Consolidated Financial Statements the Bank and its subsidiaries do not have control over them. Fees generated by these activities are included in “fee and commission income” in the Consolidated Statement of Income.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

cc)	Fiduciary activities

The Bank and its subsidiaries provide trust and other fiduciary services that result in the holding or investing of assets on behalf of customers. Assets held in a fiduciary capacity are not reported in the consolidated financial statements, as they are not the assets of the Bank. Contingencies and commitments arising from this activity are disclosed in Note 22 (a).

dd)	Customer loyalty program

The Bank and its subsidiaries maintain a customer loyalty program as an incentive to their customers. Through this program, customers can acquire goods and/or services based on purchases made primarily with credit cards issued by the Bank and by meeting certain conditions established in the program for that purpose.

ee)	Non-current assets held for sale

Non-current assets (or disposal groups made up of assets and liabilities) that are expected to be recovered primarily through sale instead of through continued use are classified as held for sale. Immediately before being classified as such, the assets (or elements of a disposal group) are remeasured in accordance with the Bank’s accounting policies. From this time forward, assets (or disposal groups) are measured at the lesser of book value and fair value less costs to sell.

Impairment losses after the initial classification of assets held for sale and gains and losses after revaluation are recognized in profit or loss. Gains are not recognized if they exceed any accumulated loss.

As of December 31, 2013 and 2012, the Bank did not have any non-current assets held for sale.

Application of new and revised International Financial Reporting Standards (IFRS)

a)	New and revised IFRS effective in the current year:

New Standards	Effective date
IAS 19, Employee Benefits (2011)	Annual periods beginning on or after January 1, 2013
IAS 27 (2011), Separate Financial Statements	Annual periods beginning on or after January 1, 2013
IAS 28 (2011), Investments in Associates and Joint Ventures	Annual periods beginning on or after January 1, 2013
IFRS 10, Consolidated Financial Statements	Annual periods beginning on or after January 1, 2013
IFRS 11, Joint Arrangements	Annual periods beginning on or after January 1, 2013
IFRS 12, Disclosure of Interests in Other Entities	Annual periods beginning on or after January 1, 2013
IFRS 13, Fair Value Measurement	Annual periods beginning on or after January 1, 2013

Amendments to IFRS	Effective date
IAS 1, Presentation Financial Statements– Presentation of Items of Other Comprehensive Income	Annual periods beginning on or after July 1, 2012
IFRS 1, First-time Adoption of IFRS – Government Loans	Annual periods beginning on or after January 1, 2013
IFRS 7, Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities	Annual periods beginning on or after January 1, 2013

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Annual Improvements – 2009 – 2011 Cycle – Amendments to five IFRS	Annual periods beginning on or after January 1, 2013
IFRS 10, IFRS 11 and IFRS 12 – Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities– Transition Guidance	Annual periods beginning on or after January 1, 2013

New Interpretations	Effective date
IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine	Annual periods beginning on or after January 1, 2013

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

The Bank’s management analyzed these amendments in detail and concluded that they do not have a significant impact on the accounting policies for the period. The application of this rule is in Note 2.

IAS 27 (2011), Separate Financial Statements

IAS 27 (2008) Consolidated and Separate Financial Statements has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

IAS 28 (2011), Investments in Associates and Joint Ventures

IAS 28 Investments in Associates has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

IFRS 10, Consolidated Financial Statements

On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which is a replacement of IAS 27 Consolidated and Separate Financial Statements and SIC – 12 Consolidation – Special Purpose Entities. The objective of IFRS 10 is to have a single basis for consolidation for all entities, regardless of the nature of the investee, and that basis is control. The definition of control includes three elements: power over an investee, exposure or rights to variable returns of the investee and the ability to use power over the investee to affect the investor’s returns. NIIF 10 provides detailed guidance on how to apply the control principle in a number of situations, including agency relationships and holdings of potential voting rights. An investor would reassess whether it controls an investee if there is a change in facts and circumstances. IFRS 10 replaces those parts of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC – 12 in its entirety. The effective date of NIIF 10 is January 1, 2013, with earlier application permitted under certain circumstances.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The Bank and its controlled entities evaluated the impact of this new standard and did not identify any new controlled entities that modify its consolidation perimeter. Nevertheless, additional disclosures are required and are included in these financial statements.

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

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

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

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies and disclosure for the period.

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

Based on management’s evaluation, this change does not have a significant impact on the consolidated financial statements. However, additional disclosures have been included in these consolidated financial statements in order to comply with the added reporting requirements contained in that standard.

Amendment to IAS 1, Presentation of Financial Statements

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period. The structure proposed by the standard is included in these consolidated financial statements.

Amendments to IFRS 1, First-time Adoption of IFRS – Government loans

The amendments provide a relief to first-time adopters of IFRSs by amending IFRS 1 to allow prospective application of IAS 39 or IFRS 9 and paragraph 10A of IAS 20 Accounting for Government Grants and Disclosure of Government Assistance to government loans outstanding at the date of transition to IFRSs.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

Amendment to IFRS 7, Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities

IFRS 7 Financial Instruments: Disclosures was amended to require information about all recognized financial instruments that are set off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation. The amendments also require disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32. The IASB believes that these disclosures will allow financial statement users to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with an entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position. The amendments are effective for annual periods beginning on or after January 1, 2013.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period. The Bank has not enforceable master netting agreements in place.

Annual improvements 2009 – 2011 Cycle

The annual improvements include amendments to five IFRS, summarized below:

IFRS	Topic	Details
IFRS First-time Adoption of International Financial Reporting Standards	Repeated application of IFRS 1.

The amendments clarify that an entity may apply IFRS 1 if its most recent previous annual financial statements did not contain an explicit and unreserved statement of compliance with IFRS, even if the entity applied IFRS 1 in the past. An entity does not elect to apply IFRS 1 must apply IFRSs retrospectively as if there was no interruption. An entity should disclose: (a) the reason why it stopped applying IFRSs; (b) the reason why it is resuming the application of IFRSs; and (c) the reason why it has elected not to apply IFRS 1, if applicable.

IAS 23, Borrowing Costs	Borrowing costs

The amendments clarify that borrowing costs capitalized under previous GAAP before the date of transition to IFRSs may be carried forward without adjustment to the amount previously capitalized at the transition date. Borrowing costs incurred on or after the date of transition to IFRSs that relate to qualifying assets under construction at the date of transition should be accounted for in accordance with IAS 23 Borrowing Costs. The amendments also state that a first-time adopter can choose to apply IAS 23 as of a date earlier than the transition date.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

IAS 1 Presentation of Financial Statements	Clarification of the requirements for comparative information

The amendments to IAS 1 clarify that an entity is required to present a statement of financial position at the beginning of the preceding period (third statement of financial position) only when the retrospective application of an accounting policy, restatement or reclassification has a material effect on the information in the third statement of financial position and that the related notes are not required to accompany the third statement of financial position. The amendments also clarify that additional comparative information is not necessary for periods beyond the minimum comparative financial statements requirements of IAS 1. However, if additional comparative information is provided, the information should be presented in accordance with IFRSs, including related note disclosure of comparative information for any additional statements. Presenting additional comparative information voluntarily would not trigger a requirement to provide a complete set of financial statements. However, the entity should present related note information for those additional statements.

IAS 16 Property, Plant and Equipment	Classification of servicing equipment

The amendments clarify that spare parts, stand-by equipment and servicing equipment should be classified as property, plant and equipment when they meet the definition of property, plant and equipment in IAS 16 and as inventory otherwise.

IAS 32 Financial Instruments: Presentation	Tax effect of distribution to holders of equity instruments

The amendments clarify that income tax on distributions to holders of an equity instrument and transaction costs of an equity transaction should be accounted for in accordance with IAS 12 Income Taxes.

IAS 34 Interim Financial Reporting	Interim financial reporting and segment information for total assets and liabilities

The amendments clarify that the total assets and total liabilities for a particular reportable segment would be separately disclosed in interim financial reporting only when the amounts are regularly provided to the chief operating decision maker and there has been a material change from the amounts disclosed in the last annual financial statements for that reportable segment.

These amendments are effective for annual periods that begin on or after January 1, 2013. Early adoption is permitted and they must be applied retrospectively.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

Amendments to IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangement and IFRS 12, Disclosure of Involvement Other Entities -Transition Guidance

On June 28, 2012, the IASB published Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities (Amendments to IFRS 10, IFRS 11, and IFRS 12). The amendments are intended to provide additional transition relief in IFRS 10, IFRS 11 and IFRS 12 by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments to IFRS 11 and IFRS 12 eliminate the requirement to provide comparative information for periods prior to the immediately preceding period. The effective date of these amendments is for periods. The effective date of these amendments, annual periods beginning on or after 1 January 2013, is aligned with the effective dates of IFRS 10, IFRS 11 and IFRS 12.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

On October 19, 2011, the IFRS Interpretations Committee published IFRIC 20 Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine (‘IFRIC 20’). IFRIC 20 applies to all types of natural resources that are extracted using the surface mining activity process. The costs from a stripping activity which provide improved access to ore should be recognized as a non-current asset (“stripping activity asset”) when certain criteria are met, whereas the costs of normal operational stripping activities should be accounted for in accordance with the principles in IAS 2 Inventories. The stripping activity asset should be initially measured at cost and subsequently carried at cost or its revalued amount less depreciation and amortization and impairment losses. The interpretation is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period because the Bank is not engaged in extracting natural resources.

b)	New and revised IFRS in issue but not yet effective:

New Standards	Effective date
IFRS 9, Financial Instruments	The IASB has not established the date of mandatory application.

Amendments to Standards	Effective date
IAS 19, Employee Benefits – Employee benefit plans: Employee contributions	Annual periods beginning on or after July 1, 2014
IAS 32, Financial instruments: presentation – Clarified requirements for offsetting of financial assets and financial liabilities	Annual periods beginning on or after January 1, 2014
Investment Entities – Amendments to IFRS 10, Consolidated Financial Statements; IFRS 12, Disclosure of Involvement with Other Entities and IAS 27, Separate Financial Statements	Annual periods beginning on or after January 1, 2014
IAS 36, Impairment of Assets- Recoverable Amount Disclosures for Non-Financial Assets	Annual periods beginning on or after January 1, 2014
IAS 39, Financial Instruments: Recognition and measurement – Novation of Derivatives and Continuation of Hedge Accounting	Annual periods beginning on or after January 1, 2014
Annual Improvements 2010 – 2012 Cycle – improvements to six NIIFs	Annual periods beginning on or after July 1, 2014
Annual Improvements 2011 – 2013 Cycle – improvements to four NIIFs	Annual periods beginning on or after July 1, 2014

New Interpretations
IFRIC 21, Levies	Annual periods beginning on or after January 1, 2014

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

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

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

However, there are two differences compared to IAS 39:

—	The presentation of the effects of changes in fair value attributable to a liability’s credit risk; and

—	The elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity.

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

On November 19, 2013, the IASB issued a revised version of NIIF 9 which introduces a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The revised version of IFRS 9 permits an entity to apply only the requirements introduced in IFRS 9 (2010) for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss without applying the other requirements of IFRS 9, meaning the portion of the change in fair value related to changes in the entity’s own credit risk can be presented in other comprehensive income rather than within profit or loss. In addition, the revised version of IFRS 9 removes the mandatory effective date of IFRS 9 (2013), IFRS 9 (2010) and IFRS 9 (2009), leaving the effective date open pending the finalization of the impairment and classification and measurement requirements. Notwithstanding the removal of an effective date, each standard remains available for application.

The IASB has not established the date of mandatory application. In accordance with SBIF instructions in section 12 of Chapter A-2 Limits or Specifications on the Use of General Criteria of the Compendium of Accounting Standards, this standard cannot be applied early and, moreover, must not be applied until the SBIF makes use mandatory for all banks.

Amendment to IAS 19 (2011), Employee Benefits

On November 21, 2013, the IASB amended IAS 19 (2011) Employee Benefits to clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. The amendments permit contributions that are independent of the number of years of service to be recognized as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to periods of service. Other contributions by employees or third parties are required to be attributed to periods of service either using the plan’s contribution formula or on a straight-line basis. The amendments are effective for periods beginning on or after July 1, 2014, with earlier application permitted.

Management is still in the process of evaluating the potential impact of these amendments.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Amendment to IAS 32, Financial Instruments: Presentation

In December 2011, the IASB amended the accounting requirements and disclosures related to offsetting of financial assets and financial liabilities by issuing amendments to IAS 32, Financial Instruments: Presentation and IFRS 7, Financial Instruments: Disclosures. These amendments are the result of the IASB and US Financial Accounting Standards Board (‘FASB’ undertaking a joint project to address the differences in their respective accounting standards regarding offsetting of financial instruments. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Both require restrospective application for comparative periods.

Management is still in the process of evaluating the potential impact of these amendments.

Investment Entities – Amendments to IFRS 10, Consolidated Financial Statements; IFRS 12, Disclosures of Involvement in Other Entities and IAS 27, Separate Financial Statements

On October 31, 2012, the IASB published “Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)”, providing an exemption from consolidation of subsidiaries under IFRS 10 ‘Consolidated Financial Statements’ for entities which meet the definition of an ‘investment entity’, such as certain investment funds. Instead, such entities would measure their investment in particular subsidiaries at fair value through profit or loss in accordance with IFRS 9, ‘Financial Instruments’ or IAS 39, ‘Financial Instruments: Recognition and Measurement’.

The amendments also require additional disclosure about why the entity is considered an investment entity, details of the entity’s unconsolidated subsidiaries, and the nature of relationship and certain transactions between the investment entity and its subsidiaries. In addition, the amendments require an investment entity to account for its investment in a relevant subsidiary in the same way in its consolidated and separate financial statements (or to only provide separate financial statements if all subsidiaries are unconsolidated). The amendments are effective for annual periods beginning on or after January 1, 2014, with early application permitted.

Management is still in the process of evaluating the potential impact of these amendments.

Amendments to IAS 36, Recoverable Amount Disclosures for Non-Financial Assets

On May 29, 2013 the IASB published “Amends to IAS 36, Recoverable Amount Disclosures for Non-Financial Assets”. The publication of IFRS 13 Fair Value Measurements amended certain disclosure requirements in IAS 36, Impairment of Assets with respect to measuring the recoverable amount of impaired assets. However, one of the modifications to the disclosure requirements was more extensive than originally intended. The IASB has rectified this with the publication of these amendments to IAS 36.

The amendments to IAS 36 removed the requirement to disclose the recoverable amount of each cash-generating unit (group of units) for which the carrying amount of goodwill or intangible assets with indefinite useful lives allocated to that unit (group of units) was significant compared with the total carrying amount of goodwill or intangible assets with indefinite useful life of the entity. The amendments require an entity to disclose the recoverable amount of an individual asset (including goodwill) or a cash-generating unit to which the entity recognized or reversed a deterioration during the reporting period. An entity shall disclose information about the fair value less costs to sell of an individual asset, including goodwill, or a cash-generating unit to which the entity recognized or reversed an impairment loss during the reporting period, including: (i) the level of the fair value hierarchy (IFRS 13), (ii) the valuation techniques used to measure fair value less costs to sell, and (iii) the key assumptions used in fair value measurement categorized within “Level 2” and “Level 3” of the fair value hierarchy. In addition, an entity should disclose the discount rate used when an entity recognized or reversed an impairment loss during the reporting period and the recoverable amount should be based on the fair value less costs to sell determined using a present value valuation technique. The amendments should be applied retrospectively for annual periods beginning on or after January 1, 2014. Earlier application is permitted.

Management is still in the process of evaluating the potential impact of these amendments.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Amendments to IAS 39, Novation of Derivatives and Continuation of Hedge Accounting

On June 2013, the IASB published Amendments to IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting. This modification permits the continuation of hedge accounting (under IAS 39 and the next chapter on hedge accounting under IFRS 9) when a derivative is novated to a central counterparty and certain conditions are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty must happen as a consequence of laws or regulations or the introduction of laws or regulations. The amendments are effective for annual periods beginning on or after January 1, 2014, with early application permitted.

Management is still in the process of evaluating the potential impact of these amendments.

Annual Improvements 2010 – 2012 Cycle

IFRS	Topic	Amendment
IFRS 2 Share based payments	Definition of vesting condition

Appendix A ‘Defined terms’ to IFRS 2 was amended to (i) change the definitions of ‘vesting condition’ and ‘market condition’, and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’. The amendments clarify that: (a) a performance target can be based on the operations of the entity or another entity in the same group (i.e. a non-market condition) or on the market price of the equity instruments of the entity or another entity in the same group (i.e. a market condition); (b) a performance target can relate either to the performance of the entity as a whole or to some part of it (e.g. a division or an individual employee); (c) a share market index target is a non-vesting condition because it not only reflects the performance of the entity, but also of other entities outside the group; (d) the period for achieving a performance condition must not extend beyond the end of the related service period; (e) a condition needs to have an explicit or implicit service requirement in order to constitute a performance condition (rather than being a non-vesting condition); (f) a market condition is a type of performance condition, rather than a non-vesting condition; and (g) if the counterparty ceases to provide services during the vesting period, this means it has failed to satisfy the service condition, regardless of the reason for ceasing to provide services. The amendments apply prospectively to share-based payment transactions with a grant date on or after July 1, 2014, with earlier application permitted.

IFRS 3 Business Combinations	Accounting for contingent consideration in a business combination

The amendments clarify that a contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

recognized in profit or loss. Consequential amendments were also made to IFRS 9, IAS 39 and IAS 37. The amendments apply prospectively to business combination for which the acquisition date is on or after July 1, 2014. Earlier application is permitted.

IFRS 8 Operating Segments	Aggregation of Operating Segments

The amendments require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘similar economic characteristics’. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted.

IFRS 8, Operating Segment	Reconciliation of the total of the reportable segments’ assets to the entity’s assets

The amendment clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted.

IFRS 13, Fair Value Measurement	Short-term receivables and payables

The Basis for Conclusions was amended to clarify that the issuance of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of not discounting is immaterial.

IAS 16, Property, Plant and Equipment IAS 38, Intangible Assets	Revaluation method: proportionate restatement of accumulated depreciation/amortization

The amendments remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended requirements clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted. An entity is required to apply to amendments to all revaluations recognized in the annual period in which the amendments are first applied and in the immediately preceding annual period. An entity is permitted, but not required, to restate any earlier periods presented.

IAS 24, Related Party Disclosures	Key management personnel

The amendments clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity must disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Annual Improvements 2011 – 2013 Cycle

IFRS	Topic	Amendment
IFRS 1, First-time Adoption of International Financial Reporting Standards	Meaning of “effective IFRS”

The Basis of Conclusions was amended to clarify that a first-time adopter is allowed, but not required, to apply a new IFRS that is not yet mandatory if that IFRS permits early application. If an entity chooses to early apply a new IFRS, it must apply that new IFRS retrospectively throughout all periods presented unless IFRS 1 provides an exemption or an exception that permits or requires otherwise. Consequently, any transitional requirements of that new IFRS do not apply to a first-time adopter that chooses to apply that new IFRS early.

IFRS 3, Business Combinations	Scope exception for joint ventures	The scope section was amended to clarify that IFRS 3 does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.
IFRS 13, Fair Value Measurement	Scope of portfolio exception (paragraph 52)

The scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis was amended to clarify that it includes all contracts that are within the scope of, an accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32. Consistent with the prospective initial application of IFRS 13, the amendment must be applied prospectively from the beginning of the annual period in which IFRS was initially applied.

IAS 40, Investment Property	Interrelationship between IFRS 3 and IAS 40

IAS 40 was amended to clarify that this standard and IFRS 3 Business Combinations are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether (a) the property meets the definition of investment property in IAS 40, and (b) the transaction meets the definition of a business combination under IFRS 3. The amendment applies prospectively for acquisitions of investment property in periods commencing on or after July 1, 2014. An entity is only permitted to adopt the amendments early and/or restate prior periods if the information to do so is available.

Management is still in the process of evaluating the potential impact of these amendments.

IFRIC 21, Levies

On May 20, 2013, the IASB published the IFRIC 21, Levies. The new interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain.

This interpretation defines a levy as “a resource outflow involving future economic benefits that are imposed by governments on entities in accordance with the law”. Taxes within the scope of IAS 12 Income Taxes are excluded from the scope as well as fines and penalties. The payments to governments for services or the acquisition of an asset under a

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

contractual arrangement are also excluded. That is, the tax should be a non-reciprocal transfer to a government when the tax paying entity does not receive goods or services in return. For the purpose of interpretation, a “government” is defined in accordance with IAS 20 Accounting for Government Grants and Disclosures of Government Assistance. When an entity acts as an agent of a government to collect a tax, the cash flows received from the agency are outside the scope of this interpretation. This interpretation identifies the event which gives rise to the obligation to recognize a liability, which is the payment of tax in accordance with the relevant legislation.

IFRIC 21 provides the following guidance on recognition of a liability to pay levies: (i) the liability is recognized progressively if the obligating event occurs over a period of time; (ii) if an obligation is triggered on reaching a minimum threshold, the liability is recognised when that minimum threshold is reached. The interpretation is applicable retrospectively for annual periods beginnings on or after January 1, 2014.

Management is still in the process of evaluating the potential impact of these amendments.

ff)	Convenience translation to U.S. dollars

The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2013 closing exchange rate of Ch$526.41 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 2 -    ACCOUNTING CHANGES AND ADJUSTMENT MEASUREMENT PERIOD IFRS 3

Management has determined the effect of the retrospective application as well as the effect of the finalization of the fair values of the assets acquired and liabilities assumed and non-controlling interest in the CorpBanca Colombia acquisition were not material as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013.

A.	ACCOUNTING CHANGES

IAS 19 Employee Benefits (as revised in 2011)

In the current year, the Entity has applied IAS 19 Employee Benefits (as revised in 2011) and the related consequential amendments for the first time.

IAS 19 (as revised in 2011) changes the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. All actuarial gains and losses are recognised immediately through other comprehensive income in order for the net pension asset or liability recognised in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a ‘net interest’ amount under IAS 19 (as revised in 2011), which is calculated by applying the discount rate to the net defined benefit liability or asset. These changes have had an impact on the amounts recognised in profit or loss and other comprehensive income in prior years (see the tables below for details). Previously, as permitted by the corridor approach, all actuarial gain and losses had been recorded in the defined benefit obligation.

Specific transitional provisions are applicable to first-time application of IAS 19 (as revised in 2011). The Entity has applied the relevant transitional provisions and restated the comparative amounts on a retrospective basis (see the tables below for details). The transition provisions only apply to the Colombian long term, defined benefit plan and therefore are only applicable since the date of acquisition of CorpBanca Colombia, May 29, 2012, where the Colombian pension plan amounts are recorded. The effect on the 2012 Consolidated Statements of Cash Flows is not material.

a.	Impact on other comprehensive income for the year

12.31.2012
MCh$

Items that will not be reclassified subsequently to profit or loss:

Increase (decrease) in remeasurement of defined benefit obligation	10,301
Increase (decrease) in income tax relating to items of other comprehensive income	(3,440)

Increase (decrease) in other comprehensive income for the year	6,861

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

b.	Impact on assets, liabilities and equity as at 31 December 2012 of the application of the above new and revised Standards

	Previously reported		Restated
	12.31.2012	IAS 19 Adjustments	12.31.2012
ASSETS	MCh$	MCh$	MCh$

Deferred income taxes	37.144	3.440	40.584

TOTAL ASSETS	37.144	3.440	40.584

LIABILITIES
Provisions	125.939	10.301	136.240

TOTAL LIABILITIES	125.939	10.301	136.240

SHAREHOLDERS’ EQUITY

Accumulated other comprehensive income	(31.881)	(6.861)	(38.742)

TOTAL SHAREHOLDERS’ EQUITY	(31.881)	(6.861)	(38.742)

B.	ADJUSTMENT MEASUREMENT PERIOD IFRS 3

The initial accounting for the business combination by CorpBanca Colombia and subsidiaries (see note 12) was incomplete at the end of the accounting period in which the combination occurred (December 31, 2012), therefore, the acquirer (CorpBanca Chile) reported in its consolidated financial statements provisional amounts for the items for which the accounting was incomplete. During the measurement period, the acquirer retrospectively adjusted the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed at the date of acquisition and that, had they been known, would have affected the measurement of the amounts recognized at that date. During the measurement the acquirer also recognized additional assets or liabilities, where applicable, as new information obtained about facts and circumstances that existed at the date of acquisition and which, had they been known, would have resulted in the recognition of those assets and liabilities that date. The measurement period did not exceed one year from the date of acquisition (in our case May 29, 2013). There was no impact on the 2012 Consolidated Statements of Income.

a)	Adjustment to December 31, 2012 statement of financial position

		12.31.2012
		MCh$

	Notes

Total net identifiable assets at fair value	21	4.607
Intangible assets arising in acquisition	13	(5.831)
Contingent liabilities arising in acquisition	21	56
Deferred taxes arising in acquisition	15	2.961

Goodwill arising in acquisition	13	13.455

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

b)	Impact on assets, liabilities and equity as at 31 December 2012

	Previously reported	IFRS 3	Restated
	12.31.2012	Adjustments	12.31.2012
	MCh$	MCh$	MCh$
ASSETS
Intangible assets	481.682	7.624	489.306

TOTAL ASSETS	481.682	7.624	489.306

LIABILITIES
Deferred income taxes	117.753	2.961	120.714
Other liabilities	75.205	4.663	79.868

TOTAL LIABILITIES	192.958	7.624	200.582

C.	SUMMARY IMPACT ON ASSETS, LIABILITIES AND EQUITY AS AT 31 DECEMBER 2012.

	Previously reported	IFRS 3	IAS 19	Restated
	12.31.2012	Adjustments	Adjustments	12.31.2012
ASSETS	MCh$	MCh$	MCh$	MCh$

Intangible assets	481.682	7.624	-	489.306
Deferred income taxes	37.144	-	3.440	40.584

TOTAL ASSETS	518.826	7.624	3.440	529.890

LIABILITIES
Deferred income taxes	117.753	2.961	-	120.714
Provisions	125.939	-	10.301	136.240
Other liabilities	75.205	4.663	-	79.868

TOTAL LIABILITIES	318.897	7.624	10.301	336.822

SHAREHOLDERS’ EQUITY

Accumulated other comprehensive income	(31.881)	-	(6.861)	(38.742)

TOTAL SHAREHOLDERS’ EQUITY	(31.881)	-	(6.861)	(38.742)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 3 -    RELEVANT EVENTS

As of December 31, 2013, the following relevant events affecting the operations of the Bank and its subsidiaries or the consolidated financial statements have occurred:

CORPBANCA

a.	Capital Increase

—

At an Extraordinary Meeting of the Board of Corpbanca held on January 15, 2013, the Board agreed to publicly communicate, as a material event, the agreement adopted in the meeting, in exercising the authority delegated to it in the Extraordinary General Shareholders’ Meetings held November 6, 2012. That agreement set at Ch$6.25 (six point two five Chilean pesos) the price of each of the 47,000,000,000 common shares with no par value that was offered preferentially to shareholders and charged to the capital increase agreed upon in the aforementioned shareholders’ meeting.

Record is left that, as disclosed by public notice on January 4, 2013, in the newspaper La Tercera, the preferential option period will lasted 30 days from January 16, 2013 to February 14, 2013.

—

On January 16, 2013, Corpbanca disclosed that the 30 day preferential option period had begun for placing the 47,000,000,000 common shares with no par value at a price of Ch$6.25 per share. The period will last from January 16, 2013 to February 14, 2013.

—

On the same date, the Bank received notice from the shareholders Corpgroup Banking S.A., Compañía Inmobiliaria de Inversiones Saga Limitada and RCC Private Investment Fund by which they irrevocably waived their right to the preferential option to subscribe the 10,466,310,111 shares which they were entitled to subscribe to as part of the issuance of 47,000,000,000 shares in conformity with the capital increase agreed upon in the Extraordinary Shareholders’ Meeting held November 6, 2012, which were registered under No. 8/2012 in the SBIF Securities Registry.

—	On January 16, 2013, the Bank placed 12,015,233,260 shares through an auction on the Santiago Stock Exchange.

—

On February 7, 2013, IFC International Finance Corp, IFC Capitalization Fund, L.P, and IFC African, Latin America and Caribbean Fund, LP, all organizations belonging to the World Bank Group, subscribed and paid for a total of 16,998,586,200 shares issued by Corpbanca, as part of the aforementioned capital increase, for a total of MCh$ 106.241, making those entities shareholders of the Bank.

—	In summary, a total of 47,000,000,000 subscribed and paid shares were placed.

b.	Profit Distribution

In a meeting of the Board of Directors of Corpbanca held February 15, 2013, the board agreed to publicly communicate, as material events, the following matters:

The Board agreed to convene an Ordinary General Shareholders’ Meeting on March 7, 2013, in order to conduct routine business, as well as, among other items, approve the financial statements and approve the Board’s proposal to distribute MCh$ 60,040 in earnings, representing 50% of 2012 profit for the year, which translates into a dividend of Ch$0.1764023878 per share to be distributed among all shares issued by the Bank. On March 7, 2013, in an Ordinary General Shareholders’ Meeting, shareholders agreed to distribute MCh$ 60,040 in earnings, representing 50% of profit for the year. The remaining 50% was left as retained earnings.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

c.	Issuance of Bank Bonds

On January 15, 2013, the Bank announced that it had placed five-year bonds on international markets totaling MUS$ 800, with payment due at maturity and interest payments of 3.125% per annum payable semi-annually in July and January of each year.

The bonds were registered with the Securities and Exchange Commission (“SEC”) in accordance with the U.S. Securities Act of 1933.

The Bank agreed to place the bonds with a return of 3.24% per year, equivalent to a spread of 245 annual basis points over the five-year US Treasury Rate.

As declared in the prospectus registered with the SEC, the net amount from the placement will be used by the Bank to increase loans in the market and finance other general corporate objectives.

d.	Exchanging Loans for Bonds – La Polar S.A.

In July 2013, Corpbanca decided to accept the “Loan Instrumentalization Option” proposed by La Polar S.A., which established a procedure for creditors to exchange senior and junior debt for Series F (senior) and Series G (junior) bonds. The book value of the loans as of the date of exchange was MCh$ 2,459, generating a gain on the Consolidated Statement of Income for the period of MCh$ 271. The financial instruments received as a result of the exchange were classified as available-for-sale investments in the Consolidated Statement of Financial Position.

e.	Acquisition of Helm Bank and Subsidiaries

—

In an Extraordinary Shareholders’ Meeting of Banco Corpbanca Colombia S.A. held on December 20, 2012, shareholders agreed to increase that bank’s capital. In accordance with the shareholder regulations approved by the Colombian Financial Superintendency on July 18, 2013, the placement of 343,894,143 common shares was authorized, equivalent to MUS$ 1,037.

—

On that date, as part of the capital increase mentioned above and in accordance with authorizations from the SBIF and Chilean Central Bank, Corpbanca has subscribed in and paid for 117,341,839 shares, equivalent to MUS$ 354 and Inversiones Corp Group Interhold Limitada has subscribed to and paid in 62,520,730 shares, equivalent to MUS$ 189.

—

Having complied with the requirements established in the authorizations from the SBIF on May 24, 2013, the Chilean Central Bank on July 4, 2013, the Colombian Financial Superintendency on July 22, 2013, the Panamanian Superintendency of Banks on February 6, 2013, the Panamanian Superintendency of Securities Markets on June 28, 2013 and the Cayman Island Monetary Authority – CIMA on July 29, 2013 approved Banco Corpbanca Colombia S.A. to acquire, in two phases, up to 100% of Helm Bank S.A. including its subsidiaries in Colombia, Helm Comisionista de Bolsa S.A. and Helm Fiduciaria S.A.; in Panama, Helm Bank S.A. (Panamá) and Helm Casa de Valores S.A. (Panamá) and in the Cayman Islands, Helm Bank S.A. ( I. Cayman), and for Corpbanca (Chile) to acquire 80% of Helm Corredor de Seguros S.A. The following has taken place:

a)

In the first phase, Banco Corpbanca Colombia S.A. acquired 2,387,387,295 common shares of Helm Bank S.A., which represent 58.89% of the total common shares of that bank and, therefore, took control of the bank and its subsidiaries, Helm Comisionista de Bolsa S.A., Helm Fiduciaria S.A., (Panamá), Helm Casa Valores S.A. ( Panamá), Helm Casa de Valores S.A.(Panamá) and Helm Bank S.A. (I. Cayman).

In a second phase, Banco Corpbanca Colombia S.A. acquired from the controllers of Helm Bank S.A. the remaining shares held by its current controllers for MUS$ 473,840.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

b)	Corpbanca (Chile) acquired 19,194 shares of Helm Corredor de Seguros S.A., which represents 80% of its share capital for a price of MUS$ 18.

—

In accordance with the aforementioned regulatory authorizations, the purpose of this acquisition was to merge Banco Corpbanca Colombia S.A. and Helm Bank S.A. once the second phase was completed, giving the Bank 100% of the share capital of Helm Bank S.A.

f.	Sale of Branches

On October 8, 2013, in a private sale of 31 real estate properties owned by Corpbanca where its branches operated, those properties were awarded to Sociedad Inmobiliaria Descubrimiento S.A., a subsidiary of the Independencia Rentas Inmobiliarias Investment Fund. By virtue of this transaction, the properties were sold for 1,811,000 UF (MCh$42,213) and leased back to the same Bank for a period of 15 years. (See more information in Note 14, letter b)).

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a.	Profit Distribution

At the Twenty-Eighth Ordinary General Shareholders’ Meeting held April 5, 2013, the Chairman proposed to shareholders that all profits for the year ended 2012, totaling MCh$ 2,181, be distributed as dividends. The proposal was unanimously approved by those shareholders present, agreeing to authorize the Board of Directors to decide when these dividends will be paid during 2013.

On December 27, 2013, the dividends corresponding to the distribution of profits for the year 2012 were paid, totaling MCh$ 2,181, as agreed in the Twenty-Eighth Ordinary General Shareholders’ Meeting held April 5, 2013.

CORPBANCA CORREDORES DE BOLSA S.A.

a.	Distribution of Profits and Capital Reduction

—

On January 7, 2013, shareholders began to be paid for the capital reduction of MCh$36,285 agreed by shareholders at the Seventeenth Extraordinary General Shareholders’ Meeting held September 26, 2012. This did not result in changes to the proportion of each shareholder’s ownership interest.

—

In the Twentieth Ordinary General Shareholders’ Meeting held April 25, 2013, shareholders unanimously agreed to distribute profits for the year ended December 31, 2012, totaling MCh$ 6,011, and agreed to authorize the Board of Directors to determine the date these dividends will be paid to shareholders. In any case, this payment should take place during 2013. These dividends were paid on December 27, 2013.

b.	Sanctions and Warnings

—

In a letter dated April 4, 2013, the company was notified of a ruling dated March 28, 2013 from the Best Practices Committee of the Santiago Stock Exchange to initiate sanction proceedings against the company for non-fraudulent violation of section B, point 4.1.6 of the Brokers’ Rights and Obligations Manual and article 60, letter i) of the Securities Market Law.

—

In a letter dated October 9, 2013, the Company was notified of a ruling dated October 4, 2013 from the Best Practices Committee of the Santiago Stock Exchange to initiate sanction proceedings against Corpbanca Corredores de Bolsa S.A. for 300 UF for fraudulent violation of section B, point 4.1.6 of the Brokers’ Rights and Obligations Manual.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

CORPBANCA CORREDORES DE SEGUROS S.A.

a.	Profit Distribution

At the Sixteenth Ordinary General Shareholders’ Meeting held March 8, 2013, shareholders agreed to distribute MCh$ 5,764 in profits for the year 2012, to be prorated among shareholders based on their ownership interests.

b.	Capital Increase

At the Extraordinary General Shareholders’ Meeting held on March 8, 2013, shareholders agreed to increase capital by MCh$ 5,764, by issuing 295,428,604 single-series shares with no par value, which were placed at a price of Ch$ 19.510 each and fully subscribed and paid in April 2013. Shareholdings remained the same.

SMU CORP S.A.

•	Capital Increase

At the Extraordinary General Shareholders’ Meeting held on March 12, 2013, shareholders agreed to increase capital from MCh$ 16,000, divided into 20,000 single-series shares with no par value, fully subscribed to and paid in to MCh$ 19,040, divided into 23,800 shares.

This capital increase of MCh$ 3,040 will take place by issuing 3,800 shares with the same characteristics as the existing shares (i.e. nominative, common, single-series with no par value), which will be subscribed to and paid in over a period of two years from the date of this meeting as required by business needs.

The aforementioned amendments to the by-laws were recorded in public deed dated March 26, 2013, granted before Santiago Notary Public José Musalem Saffie; an abstract was published in Edition No. 40,535 of the Official Gazette on April 16, 2013 and registered on Page 27,218, No. 18,072 of 2013 in the Santiago Commerce Registry.

On July 31, 2013, Corpbanca paid for 88 shares, equivalent to MCh$ 70.4, as part of the capital increase agreed upon at the Extraordinary General Shareholders’ Meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

On August 30, 2013, Corpbanca paid for 412 shares, equivalent to MCh$ 329.6, as part of the capital increase agreed upon at the Extraordinary General Shareholders’ Meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

On September 30, 2013, SMU S.A. paid for 480 shares, equivalent to MCh$ 384, as part of the capital increase agreed upon at the Extraordinary General Shareholders’ Meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

On October 30, 2013, Corpbanca paid for 172 shares, equivalent to MCh$ 139, and SMU S.A. paid for 480 shares, equivalent to MCh$ 131, as part of the capital increase agreed upon at the Extraordinary General Shareholders’ Meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

On November 29, 2013, Corpbanca paid for 172 shares, equivalent to MCh$ 148, and SMU S.A. paid for 178 shares, equivalent to MCh$ 142, as part of the capital increase agreed upon at the Extraordinary General Shareholders’ Meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

On December 30, 2013, Corpbanca paid for 167 shares, equivalent to MCh$ 134, and SMU S.A. paid for 178 shares, equivalent to MCh$ 130, as part of the capital increase agreed upon at the Extraordinary General Shareholders’ Meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

BANCO CORPBANCA COLOMBIA S.A.

a.	Bond Issuance/Indebtedness

On February 7, 2013, two lines of subordinate bonds were placed in the Colombian market. This transaction raised funds totaling MCOP$250,000 (MCh$ 65,925) that will enable the bank to strengthen its capital base. The issuance involved fifteen-year bonds for MCOP$146,000 (MCh$ 38,500) placed at a rate of CPI+4%, and ten-year bonds for MCOP$104,000 (MCh$ 27,425), placed at a rate of CPI + 3.89%.

b.	Profit Distribution

In March 2013, shareholders of the companies within the Corpbanca Colombia Group met and agreed to distribute profits as follows3:

CorpBanca Investment Trust Colombia S.A.

	MCOP$		MCh$
Profit for the period		9,818	2,589
Release of fiscal reserve		391	103

Total available to shareholders		10,209	2,692

Reserve for fiscal returns on portfolio		467	123

Dividend payment for 7,510,522 common shares in circulation with a charge to the fiscal reserve established for profits for the year 2009 of COP$38.29 per share, payable in cash to shareholders registered as of April 1, 2013 for a total of MCOP$ 288 and to increase the legal reserve MCOP$ 9,455, of which Banco Corpbanca Colombia received MCOP$ 272. Corpbanca Chile received M$COP16.

Banco CorpBanca Colombia S.A.

	MCOP$		MCh$
Profit for the period		136,414	35,972
Legal reserve		136,414	35,972

Total available to shareholders		-	-

c.	Acquisition of Helm Bank and Subsidiaries

On August 6, 2013, Banco Corpbanca Colombia S.A. paid the sum of MCOP$1,286,023 (MUS$ 682,878) to several seller shareholders of Helm Bank S.A., attaining an ownership interest of 51.60% of the total shares issued and in circulation (including common shares, preferential dividend shares and non-voting shares), which is equivalent to 58.89% of the total common shares of that entity, and thus attaining an indirect interest in Helm Fiduciaria S.A., Helm Comisionista de Bolsa S.A.—financial sector entities established in Colombia; Helm Bank Panamá S.A., Helm Casa de Valores Panamá—financial sector entities established in Panama; and Helm Bank Cayman, giving it control over these companies, as will be recorded in the Mercantile Registry.

3 The exchange rate used was Ch$0.2584 per COP$1 as of the transaction date.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

On August 6, 2013, Corpbanca Colombia S.A. increased its subscribed and paid capital by MCOP$ 313,178 through the subscription of shares by Corpbanca and Inversiones CorpGroup Interhold Limitada.

SHAREHOLDERS	SHARES	% OWNERSHIP INTEREST
CorpBanca	500,275,451	83.88%
Inversiones CorpGroup Interhold Limitada	93,306,564	15.64%
CG Investment Colombia S.A.	120	0.00002%
Minority Shareholders	2,823,155	0.47336

On August 29, the Bank made a second payment of MCOP$ 892,356 (MUS$ 473,840) to several seller shareholders of Helm Bank S.A., attaining an approximate ownership interest of 87.42% of the total shares issued and in circulation (including common shares, preferential dividend shares and non-voting shares), which is equivalent to approximately 99.75% of the total common shares of that entity, and thus attaining an indirect interest in Helm Fiduciaria S.A., Helm Comisionista de Bolsa S.A.—financial sector entities established in Colombia; Helm Bank Panamá S.A., Helm Casa de Valores Panamá—financial sector entities established in Panama; and Helm Bank Cayman, giving it control over these companies, as will be recorded in the Mercantile Registry (see Note 38 Subsequent Events for more information).

On that same date, Banco Corpbanca Colombia S.A. increased its subscribed and paid capital by MCOP$ 82,527 through the subscription of new shares by third parties. The table below details the new shareholder breakdown:

SHAREHOLDERS	SHARES	% OWNERSHIP INTEREST
CorpBanca	500,275,451	66.39%
Inversiones CorpGroup Interhold Limitada	93,306,564	12.39%
Comercial Camacho Gómez S.A.S.	52,615,595	6.98%
Inversiones Timón	50,958,825	6.76%
Inversiones Carrón	43,147,272	5.73%
Minority Shareholders	13,262,722	1.76%
TOTAL	753,566,429	100.00%

On September 6, 2013, Banco Corpbanca Colombia S.A. registered its capital increase in the Mercantile Registry, totaling MCOP $395,705, divided into 753,566,429 common shares with a par value of COP $525.11 each.

d.	Tax Reform (Law 1607 of December 26, 2012).

Some amendments to the Colombian tax regime for 2013 and subsequent years, introduced by Law 1607 of December 26, 2012, are summarized below:

Income and Complementary Taxes: The rate on taxable income for legal entities was modified to 25% beginning January 1, 2013.

Fair Income Tax (CREE): The “fair income tax” was created starting January 1, 2013. This tax (at a rate of 8%) is calculated based on gross income obtained less non-taxable income, costs, deductions, exempt income and non-recurring gains. For the years 2013, 2014 and 2015, the applicable rate is 9%.

In calculating the basis for the CREE tax, taxable income for the period cannot be offset by tax losses or excess presumptive income from prior periods.

Exoneration of Contributions: Legal entities that file Income and Complementary Taxes are exempt from paying employer contributions to the National Learning Service (SENA) and the Colombian Institute of Family Wellbeing (ICBF) for employees that make, on an individual basis, the equivalent of up to 10 minimum monthly wages. This exemption began once the withholding system was implemented for collecting the CREE fair income tax, which occurred May 1, 2013.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Accounting Standards: Solely for tax purposes, references to accounting standards contained in tax standards will continue in effect for four years following the adoption of IFRS. Consequently, during this period, the tax basis of items included in tax returns will remain unchanged. Likewise, tax treatment requirements for recording special tax situations will expire beginning on the date of application of the new accounting regulations.

Obligation for Corporate Groups to Report Consolidated Financial Statements: No later than June 30, 2013, duly registered economic and/or corporate groups must submit a digital copy of their consolidated financial statements to the National Tax and Customs Administration, together with their respective appendices.

e.	Notice of Takeover Bid for Preferential Dividend and Non-Voting Shares of Helm Bank S.A.

Corpbanca Colombia S.A. will present a takeover bid (TOB) for preferential dividend and non-voting shares issued by Helm Bank under the following terms:

1.

Permission and authorization. The Board of Directors of Corpbanca Colombia authorized this takeover bid as recorded in minutes No. 3601 on October 28, 2013. The shareholders of Corpbanca Colombia authorize this takeover bid as recorded in minutes No. 179 on November 29, 2013. Corpbanca Colombia received no objections to the acquisition of up to 100% of the common and preferential shares from the Colombian Financial Superintendency (SFC) by means of ruling no. 1370 of July 22, 2013. The voluntary takeover bid will be completed after obtaining the corresponding authorization from the SFC. This authorization was given through communication no. 2013096905-007-000 issued on December 16, 2013. The voluntary takeover bid will be completed after having carried out the required procedures with the Colombian Stock Exchange (BVC). This transaction is not subject to any other authorization or concept of administrative authorization other than those mentioned above.

2.

Target of the Offer. The voluntary takeover bid is directed towards all holders of preferential dividend and non-voting shares issued by Helm Bank (hereinafter the Preferential Shares) that, as of the date of acceptance of the TOB, are considered holders of such shares and can freely dispose of the Preferential Shares. Helm Bank has only registered its Preferential Shares in the Securities and Issuers Regulations (hereinafter RNVE) and, therefore, the target of the takeover bid will be all shareholders of preferential shares, in accordance with the registry book of Helm Bank.

3.

Minimum and maximum number of shares subject to TOB. The number of Preferential Shares that the Buyer wishes to acquire in the voluntary TOB is a minimum of one Preferential Share, which is equivalent to 0.0000002% of the outstanding subscribed Preferential Shares and a maximum of 571,749,928 Preferential Shares, which is equivalent to 100% of the total outstanding subscribed Preferential Shares.

4.

Shareholders of Helm Bank. Corpbanca Colombia currently owns 4,043,966,379 common shares, equivalent to 87.42% of the total outstanding subscribed shares of Helm Bank and, as of the date of presentation of the notice of the takeover bid, Corpbanca Colombia did not have any Preferential Shares. (See Note 38 Subsequent Events for more information).

5.	Consideration offered and price. The price offered by the buyer for each Preferential Share will be paid in cash in Colombian pesos and is equivalent to COP$ 538.67.

6.

Reasons for TOB. On October 30, 2007, Helm Corporation made a statement and a unilateral commitment to the holders of Preferential Shares of Helm Bank that, in the event that Helm Corporation directly or indirectly wished to dispose of control of the financial entity, it must obtain from the third-party buyer the commitment to offer to buy up to one hundred percent (100% of the Preferential Shares). As a result, when Helm Corporation and CorpGroup began negotiating the share purchase agreement for the common shares of Helm Bank, they expressly agreed in that contract that Corpbanca Colombia would initiate a takeover bid for up to 100% of the Preferential Shares. Corpbanca

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Colombia is honoring that commitment and, therefore, offering to buy the Preferential Shares of Helm Bank under the same terms and conditions in which Corpbanca Colombia bought the common shares of Helm Bank from Inversiones Timón S.A.S., Inversiones Carrón S.A.S., Comercial Camacho Gómez S.A.S., Kresge Stock Holdings Company Inc. and other minority shareholders of that class of shares for COP$ 538.67 per share.

7.	Term for receiving acceptances to TOB offer. Offers will be accepted from January 9, 2014 to January 22, 2014.

8.	Preagreements. As of the date of the TOB, Corpbanca Colombia had not signed any preagreements for the purchase of these Preferential Shares.

a.	Other Material Events

—

In March 2013, Ruling No. 050 from November 30, 2012 took effect, making it mandatory for entities supervised by the Colombian Financial Superintendency to value their investments using information provided by price suppliers.

—

On July 22, 2013, via Resolution No. 1370, Mr. Jaime Herrera Rodriguez, in his role as Legal Representative of Banco Corpbanca Colombia S.A. was notified that there were no objections to the acquisition of Helm Bank S.A.

—

As established by law, on September 7, an agreement was reached between the Bank and the majority unions, leading to a collective bargaining agreement that will be in effect for two years from September 1, 2013 to August 31, 2015.

—	In August 2013, there was a change in the legal representative of the bondholders of bonds issued by the Bank to Fiducia Fiducro S.A.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 4 -     SEGMENT INFORMATION

The reportable segment information is defined by the Bank based on its different business units, which differ primarily in the risks and returns that affect them.

The reportable segments and criteria used to report to the CODM, operating segments in accordance with IFRS 8, Operating Segments. The CODM reviews their segments on the basis of gross operational margin and only uses average balances to evaluate performance and allocate resources.

The Bank’s business activities are primarily conducted in the domestic market and have strategically aligned its operations into four divisions composed of seven reportable segments based on its market segmentation and the needs of its customers and trading partners. The seven reportable segments are Large; Corporate and Real Estate Companies; Companies; Traditional and Private Banking; Lower Income Retail Banking; Treasury and International; Financial Services Offered through Subsidiaries and Colombia. The Bank manages these reportable segments using an internal profitability reporting system.

The Bank has also included entity-wide disclosures on its operations in New York, and those in Colombia through the acquisition of Banco Corpbanca Colombia and its subsidiaries (which also includes the operations of Helm Bank and its subsidiaries and Helm Corredores de Seguros starting from August 2013, see Note 12), as detailed above.

Descriptions of each reportable segment are as follows:

Commercial Banking

—

Large, Corporate, and Real Estate Companies Reportable Segment includes companies that belong to the major economic groups, specific industries, and companies with sales over US$60 million; this reportable segment also includes real estate companies and financial institutions.

—	Companies Reportable Segment - includes a full range of financial products and services to companies with sales under US$60 million. Leasing and factoring is included in this reportable segment.

Retail Banking

—	Traditional and Private Banking Reportable Segment - offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income customers.

—	Lower Income Retail Banking Reportable Segment - offers, among other products, consumer loans, credit cards and mortgage loans to the traditionally underserved low-to-middle income customers.

Treasury and International

—	Primarily includes our treasury activities such as financial management, funding and liquidity as well as our international business.

Financial Services Offered through Subsidiaries

—	These are services performed by our subsidiaries which include insurance brokerage, financial advisory services, asset management and securities brokerage.

Colombia

This comprises the business operations of Corpbanca Colombia and its subsidiaries in that country. The main business carried out in Colombia comes from individuals and small and medium-size entity Banking, Banking and Treasury businesses and institutions; and services.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The commercial activities of this segment are carried out by the following entities:

a)	Banco Corpbanca Colombia and Subsidiaries.

b)	Helm Bank and Subsidiaries (including Helm Corredores de Seguros).

These represent the operations and business carried out by these entities in that country, primarily related directly to the needs of their customers and the Bank’s strategy, grouped as follows: Commercial Banking, Retail Banking, Treasury Operations and International Business or Operations. They offer additional products and other financial services through their different subsidiaries in order to provide comprehensive service to their current and potential customers.

This segment is determined by the Bank on the basis of its separate business units, which are differentiated mainly by the risks and returns that affect them. Colombia has been identified as a separate operating segment based on the business activities described above. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and discrete financial information is available for it.

1.	Entity-Wide disclosure

Corpbanca reports revenue by segment from external customers that is:

(i)	based on the customer’s country of domicile and

(ii)	attributed, to all foreign countries in total from which the entity derives revenues.

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately.

Colombia has been identified as a separate operating segment based on the business activities described above; that their operating results are regularly reviewed by the CODM which results form the basis for decisions about allocated resources and assessments of performance; and discrete financial informationis available.

Entity-Wide disclosure

The revenue from external customers (revenues are attributed to countries on the basis of the customer´s location) that come from these three geographic areas are the following4:

	Revenue from external customers
	2011	2012	2013
	MCh$	MCh$	MCh$

CorpBanca Chile	188,136	182,218	253,889

Revenues attributed to Chile	188,136	182,218	253,889

CorpBanca Colombia	-	66,288	196,324
CorpBanca Nueva York	4,864	8,370	7,477

Revenues attributed to foreign countries	4,864	74,658	203,801

Total revenues from external customers	193,000	256,876	457,690

4 This segment includes investments in Helm Bank Caymán S.A, Helm Bank (Panamá) S.A., and Helm Casa de Valores (Panamá).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Non current assets and others that correspond to the three geographic areas are the following:

		Chile	Colombia	New York	31.12.2013	Chile	Colombia	New York	31.12.2012

	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	188,528	597,197	125,363	911,088	349,940	170,278	10	520,228
Cash in the process of collection	5	112,028	727	-	112,755	123,162	614	1	123,777
Investment in other companies	12	8,409	7,056	-	15,465	3,583	2,210	-	5,793
Intangible assets (*)	13	481,232	355,596	94	836,922	465,853	23,329	124	489,306
Property, plant and equipment, net	14	36,309	61,311	622	98,242	55,640	9,347	99	65,086
Current taxes	15	-	-	-	-	-	-	-	-
Deferred income taxes	15	34,228	53,650	1,340	89,218	31,475	8,650	459	40,584
Other assets	16	246,329	45,959	830	293,118	133,185	16,036	682	149,903

					2,356,808				1,394,677

The accounting policies of the reportable segments are the same as those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations.

(*) This includes goodwill generated in business combinations by operations in Colombia (Colombia segment) totaling MCh$ 411,992 (MCh$ 214,540 in 2012). For more information, see Notes 12 and 13 to these consolidated financial statements.

Hence, this disclosure furnishes information on how the Bank is managed as of December 31, 2012 and 2013.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

a)	Income statement:(note that “Gross operational margin” as the selected measure of segment profit or loss is reconciled within the table to “Income before taxes” as required under IFRS 8):

	For the Year Ending Decembre 31, 2011
	Business Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net Interest income	39.200	48.382	52.815	17.719	18.975	15.909	-	193.000
Net services fees income	18.862	11.215	22.316	4.182	(408)	4.195	-	60.362
Trading and investment income, net	(4.893)	-	3.703	-	89.078	9.857	-	97.745
Foreign exchange gains (losses), net	16.668	4.961	272	-	(52.302)	3.618	-	(26.783)
Other operating income	-	3.049	-	-	-	6.458	-	9.507
Provision for loan losses	(12.699)	(6.625)	(14.660)	(6.756)	-	(14)	-	(40.754)

Gross Operational Margin	57.138	60.982	64.446	15.145	55.343	40.023	-	293.077

Other income and expenses	3.405	429	24	-	-	(3.608)	-	250
Total Operating Expenses	(16.549)	(26.432)	(50.144)	(18.194)	(11.604)	(29.783)	-	(152.706)
Income before taxes	43.994	34.979	14.326	(3.049)	43.739	6.632	-	140.621

Average Loans	2.798.129	1.212.146	1.616.774	124.211	82.748	138	-	5.834.146
Average Investments	-	-	-	-	749.467	-	-	749.467

	For the Year Ending Decembre 31, 2012
	Business Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net Interest income	41.751	56.120	56.972	18.664	3.010	14.071	66.288	256.876
Net services fees income	21.802	13.052	21.693	6.517	(237)	4.923	17.894	85.644
Trading and investment income, net	1.525	-	3.650	-	19.316	9.624	20.879	54.994
Foreign exchange gains (losses), net	13.579	5.537	679	-	9.791	(1.000)	2.110	30.696
Other operating income	-	2.461	726	-	-	5.388	10.133	18.708
Provision for loan losses	(2.146)	(14.567)	(6.915)	(7.724)	-	558	(20.781)	(51.575)

Gross Operational Margin	76.511	62.603	76.805	17.457	31.880	33.564	96.523	395.343

Other income and expenses	7.899	31	(685)	-	-	(6.531)	(347)	367
Total Operating Expenses	(19.276)	(28.935)	(60.511)	(18.870)	(14.513)	(47.680)	(63.859)	(253.644)
Income before taxes	65.134	33.699	15.609	(1.413)	17.367	(20.647)	32.317	142.066

Average Loans	3.867.956	1.522.997	2.027.349	135.115	79.655	134	1.792.586	9.425.792
Average Investments	-	-	-	-	837.858	-	187.386	1.025.244

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

	For the Year Ending Decembre 31, 2013
	Commercial Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net Interest income	50,436	69,128	65,535	22,126	21,612	32,529	196,324	457,690
Net services fees income	36,701	14,390	21,413	8,976	(442)	(8,033)	44,972	117,977
Trading and investment income, net	(1,658)	-	3,294	-	48,851	8,681	42,119	101,287
Foreign exchange gains (losses), net	14,153	5,988	389	2	(50,115)	1,778	13,899	(13,906)
Other operating income	-	2,450	-	-	-	29,413	7,795	39,658
Provision for loan losses	(20,544)	(21,240)	(8,099)	(6,238)	-	903	(46,854)	(102,072)

Gross Operational Margin	79,088	70,716	82,532	24,866	19,906	65,271	258,255	600,634

Other income and expenses	-	-	-	-	-	493	748	1,241
Total Operating Expenses	(15,926)	(28,450)	(63,247)	(17,358)	(11,744)	(52,445)	(172,975)	(362,145)
Income before taxes	63,162	42,266	19,285	7,508	8,162	13,319	86,028	239,730

Average Loans	3,843,701	1,787,761	2,427,743	155,801	63,969	154	3,226,817	11,505,946
Average Investments	-	-	-	-	622,551	-	295,079	917,630
b) Assets and Liabilities
	As of December 31, 2012
	Business Banking		Retail Banking

	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans:
Mortgage	-	20,475	1,357,486	4,451	30	-	149,533	1,531,975
Consumer	93	3,440	309,033	163,708	-	-	600,382	1,076,656
Commercial	4,697,614	1,505,174	677,903	112	19,390	-	1,077,216	7,977,409

Loans before provisions	4,697,707	1,529,089	2,344,422	168,271	19,420	-	1,827,131	10,586,040
Provisions for loan losses	(36,279)	(33,337)	(26,172)	(12,887)	-	3,409	(4,513)	(109,779)

Loans net of allowances (*)	4,661,428	1,495,752	2,318,250	155,384	19,420	3,409	1,822,618	10,476,261
Trading portfolio financial assets	-	-	-	-	55,379	-	104,519	159,898
Investments under agreements to resell	-	-	-	-	21,313	-	-	21,313
Derivative financial instruments	-	-	-	-	249,261	-	18,766	268,027
Financial investments available-for-sale	-	-	-	-	894,085	-	218,350	1,112,435
Held to maturity investments	-	-	-	-	22,081	-	82,896	104,977
Assets unallocated to any reportable segment (**)	-	-	-	-	-	-	-	1,394,677

Total assets	4,661,428	1,495,752	2,318,250	155,384	1,261,539	3,409	2,247,149	13,537,588

Current Accounts and demand deposits	142,563	242,168	169,590	5	578	5,090	279,594	839,588
Other sight balances	46,606	35,558	30,190	7,247	8	117,868	35,610	273,087
Time Deposits and saving accounts	864,235	548,440	902,002	12,077	3,851,679	-	1,504,242	7,682,675
Obligations under repurchase agreements	-	-	-	-	219,599	38,122	-	257,721
Derivative financial instruments	-	-	-	-	173,658	-	20,186	193,844
Borrowings from financial institutions	-	-	-	-	513,118	255,473	200,930	969,521
Debt issued	-	-	-	-	1,809,043	-	77,561	1,886,604
Liabilities unallocated to any reportable segment (***)	-	-	-	-	-	-	-	432,882
Equity	-	-	-	-	-	-	-	1,001,666

Total liabilities and equity	1,053,404	826,166	1,101,782	19,329	6,567,683	416,553	2,118,123	13,537,588

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

	As of December 31, 2013
	Business Banking		Retail Banking

	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	-	23,890	1,501,540	4,179	30	63	459,274	1,988,976
Consumer	34	4,376	337,718	162,813	-	-	1,118,308	1,623,249
Commercial	3,331,083	1,662,605	838,625	79	140,568	175	3,530,402	9,503,537

Loans before provisions	3,331,117	1,690,871	2,677,883	167,071	140,598	238	5,107,984	13,115,762
Provisions for loan losses	(20,718)	(15,311)	(10,789)	(5,115)	-	1,802	(76,045)	(126,176)

Loans net of allowances (*)	3,310,399	1,675,560	2,667,094	161,956	140,598	2,040	5,031,939	12,989,586
Trading portfolio financial assets	-	-	-	-	40,977	-	390,706	431,683
Investments under agreements to resell	-	-	-	-	11,660	-	190,005	201,665
Derivative financial instruments	-	-	-	-	339,773	-	36,507	376,280
Financial investments available-for-sale	-	-	-	-	633,305	-	255,782	889,087
Held to maturity investments	-	-	-	-	19,195	-	218,327	237,522
Assets unallocated to any reportable segment (**)	-	-	-	-	-	-	-	2,356,808

Total assets	3,310,399	1,675,560	2,667,094	161,956	1,185,508	2,040	6,123,266	17,482,631

Current Accounts and demand deposits	188,092	270,671	184,033	4	343	9,524	815,955	1,468,622
Other sight balances	77,066	69,656	33,691	7,097	8	118,621	1,676,622	1,982,761
Time Deposits and saving accounts	747,873	646,746	985,923	16,360	2,403,459	-	2,537,342	7,337,703
Obligations under repurchase agreements	-	-	-	-	74,602	11,388	256,455	342,445
Derivative financial instruments	-	-	-	-	261,661	-	19,922	281,583
Borrowings from financial institutions	-	-	-	-	839,983	-	433,857	1,273,840
Debt issued	-	-	-	-	2,066,648	-	347,909	2,414,557
Liabilities unallocated to any reportable segment (***)	-	-	-	-	-	-	-	649,223
Equity	-	-	-	-	-	-	-	1,731,897

Total liabilities and equity	1,013,031	987,073	1,203,647	23,461	5,646,704	139,533	6,088,062	17,482,631

(*) Loans and receivables (bank and customers) net of allowances for loan losses as of December 31, 2012 and 2013.

Year 2013 (note 10 MM$126,039, note 9 MCh$ 137).

Year 2012 (note 10 MM$109,601, note 9 MCh$ 178).

 (**) Assets unallocated to any reportable segment correspond to the following:

	Notes	12.31.2012	12.31.2013

ASSETS		MCh$	MCh$

Cash and deposits in banks	5	520,228	911,088
Cash in the process of collection	5	123,777	112,755
Investments in associates	12	5,793	15,465
Intangible assets	13	489,306	836,922
Property, plant and equipment, net	14	65,086	98,242
Current taxes	15	-	-
Deferred income taxes	15	40,584	89,218
Other assets	16	149,903	293,118

		1,394,677	2,356,808

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

 (***) Liabilities unallocated to any reportable segment correspond to the following:

LIABILITIES	Notes	12.31.2012	12.31.2013

		MCh$	MCh$

Cash in the process of collection	5	68,883	57,352
Other financial obligations	19	18,120	16,807
Current income tax provision	15	9,057	45,158
Deferred income taxes	15	120,714	179,467
Provisions	20	136,240	164,932
Other liabilities	21	79,868	185,507

		432,882	649,223

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 5 -    CASH AND CASH EQUIVALENTS

a)	Detail of cash and cash equivalents

The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2012	2013
	MCh$	MCh$

Cash and deposits in banks
Cash	127,617	164,628
Deposits in the Central Bank of Chile	38,416	39,285
Deposits in national banks	6,127	4,666
Foreign deposits	348,068	702,509

Subtotal Cash and deposits in banks	520,228	911,088

Cash in the process of collection, net (5b))	54,894	55,403
Highly liquid financial instruments (1)	138,409	294,260
Investments under agreements to resell (2)	19,489	66,725

Total cash and cash equivalents	733,020	1,327,476

(1)	Corresponds to those financial instruments in the trading portfolio and available-for-sale portfolio with maturities that do not exceed three months from their dates of acquisition.

This detail is presented below:

		As of December 31,
	Notes	2012	2013
		MCh$	MCh$

Trading Portfolio financial assets	6	59,477	86,617
Financial investment Available-for-sale portfolio	11	78,932	207,643

Highly liquid financial instruments		138,409	294,260

(2)	Corresponds to investments under agreements to resell with maturities that do not exceed three months from their dates of acquisition.

This detail is presented below:

		As of December 31,
	Notes	2012	2013
		MCh$	MCh$

Investment under agreement to resell	7a)	19,489	66,725

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

b)	Cash in the process of collection

Cash in the process of collection is short-term, amounts in transit of collection.

	As of December 31,
	2012	2013
	MCh$	MCh$

Assets
Outstanding notes from other banks	48,516	47,737
Funds receivable	75,261	65,018

Subtotal assets	123,777	112,755

Liabilities
Funds Payable	68,883	57,352

Subtotal liabilities	68,883	57,352

Net items in course of collection	54,894	55,403

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 6 -      TRADING PORTFOLIO FINANCIAL ASSETS

The detail of the financial instruments classified as trading financial assets is as follows:

	As of December 31,
	2012		2013
	MCh$		MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank bonds	2,543		746
Chilean - Central Bank notes	-		-
Other Chilean Central Bank and government securities	-		9,106

Other national institution securities:
Bonds	2,102		-
Notes	28,218		18,582
Other Securities	276		133

Foreign Institution Securities:
Bonds	101,114		326,141
Notes	-		-
Other foreign Securities	3,409		64,443

Mutual funds Investments:
Funds managed by related organizations	6,336		12,495
Funds managed by third parties	15,900		37

Total	159,898	(*)	431,683	(*)

As of December 31, 2013, investments purchased under agreement to resell have an average maturity of 4 days (0 days in 2012).

(*) This total includes MCh$86,617 (MCh$59,477 in 2012), included in Note 5 “Cash and cash equivalents”, which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 7-    INVESTMENT AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2012 and 2013 the instruments acquired under agreements to resell are as follows:

As of December 31, 2012
	Less than three months		More than three months and less than one year	More than one Year	Total
	MCh$		MCh$	MCh$	MCh$

Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	-			-	-
Treasury Bonds and Notes	-		-	-	-
Other fiscal securities	-		-	-	-
Other securities issued locally:			-
Other local bank securities	-			-	-
Bonds and company business papers	2,687		-	-	2,687
Other securities issued locally	16,802		1,824	-	18,626
Securities issued abroad:
Government and Central Bank securities	-		-	-	-
Other Securities issued abroad	-		-	-	-
Mutual Funds Investments:			-
Funds managed by related companies	-			-	-
Funds managed by third parties	-		-	-	-

Total	19,489	(*)	1,824	-	21,313

As of December 31, 2013
	Less than three months		More than three months and less than one year	More than one Year	Total
	MCh$		MCh$	MCh$	MCh$

Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	-		-	-	-
Treasury Bonds and Notes	-		-	-	-
Other fiscal securities	-		-	-	-
Other securities issued locally:	-		-	-	-
Other local bank securities	-		-	-	-
Bonds and company business papers	772		-	-	772
Other securities issued locally	9,669		1,219	-	10,888
Securities issued abroad:	-		-	-	-
Government and Central Bank securities	56,284		-	133,721	190,005
Other Securities issued abroad	-		-	-	-
Mutual Funds Investments:	-		-	-	-
Funds managed by related companies	-		-	-	-
Funds managed by third parties	-		-	-	-

Total	66,725	(*)	1,219	133,721	201,665

(*) This total includes MCh$66,725 (MCh$19,489 in 2012), included in Note 5 “Cash and cash equivalents”, which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

b) The Bank obtains funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a fixed rate.

As of December 31, 2012 and 2013, obligations under repurchase agreements are the following:

As of December 31, 2012
	Less than three months	More than three months and less than one year	More than one Year	Total

	MCh$	MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	105,071	-	-	105,071
Treasury Bonds and Notes	28,053	-	-	28,053
Other fiscal securities	-	-	-	-
Other securities issued locally:
Other local bank securities	-	-	-	-
Bonds and company business papers	124,597	-	-	124,597
Other securities issued locally	-	-	-	-
Securities issued abroad:
Government and Central Bank securities	-	-	-	-
Other Securities issued abroad	-	-	-	-
Mutual Funds Investments:
Funds managed by related companies	-	-	-	-
Funds managed by third parties	-	-	-	-

Total	257,721	-	-	257,721

As of December 31, 2013
	Less than three months	More than three months and less than one year	More than one Year	Total

	MCh$	MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	11,628	-	-	11,628
Treasury Bonds and Notes	-	-	-	-
Other fiscal securities	17,405	-	-	17,405
Other securities issued locally:	-	-	-	-
Other local bank securities	56,957	-	-	56,957
Bonds and company business papers	-	-	-	-
Other securities issued locally	-	-	-	-
Securities issued abroad:	-	-	-	-
Government and Central Bank securities	256,455	-	-	256,455
Other Securities issued abroad	-	-	-	-
Mutual Funds Investments:	-	-	-	-
Funds managed by related companies	-	-	-	-
Funds managed by third parties	-	-	-	-

Total	342,445	-	-	342,445

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 8 -    DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING

A.     As of December 31, 2012 and 2013, the Bank holds the following portfolio of derivative financial instruments:

A.1) Derivatives financial assets

	As of December 31, 2012
	Notional
	Upto 3 months	3 months to 1 year	Over one year	Fair Value
	MCh$	MCh$	MCh$	MCh$

Foreign Currency Forwards	3,108,044	1,278,090	156,061	58,249
Interest Rate Swap	183,175	848,620	2,500,860	103,694
Foreign Currency Swap	127,849	149,673	1,575,290	104,711
Foreign Currency Call Options	24,192	26,999	1,940	303
Foreign Currency Put Options	30,850	32,163	168	1,070

Total	3,474,110	2,335,545	4,234,319	268,027

	As of December 31, 2013
	Notional
	Upto 3 months	3 months to 1 year	Over one year	Fair Value
	MCh$	MCh$	MCh$	MCh$

Foreign Currency Forwards	3,401,493	1,568,880	257,382	70,265
Interest Rate Swap	476,480	1,259,204	6,437,978	153,007
Foreign Currency Swap	52,983	348,823	1,761,247	150,528
Foreign Currency Call Options	61,226	65,320	-	1,968
Foreign Currency Put Options	35,861	40,490	-	512

Total	4,028,043	3,282,717	8,456,607	376,280

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

A.2) Derivatives financial liabilities

	As of December 31, 2012
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value MCh$
	MCh$	MCh$	MCh$

Foreign Currency Forwards	3,278,564	1,068,457	97,510	62,794
Interest Rate Swap	366,846	1,006,923	2,266,428	76,287
Foreign Currency Swap	29,627	198,187	958,805	52,986
Foreign Currency Call Options	51,454	38,872	168	1,114
Foreign Currency Put Options	5,796	11,627	1,772	663

Total	3,732,287	2,324,066	3,324,683	193,844

	As of December 31, 2013
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value MCh$
	MCh$	MCh$	MCh$

Foreign Currency Forwards	3,431,709	1,947,645	228,605	62,170
Interest Rate Swap	628,224	1,977,705	6,061,512	100,784
Foreign Currency Swap	78,762	305,554	1,209,442	114,518
Foreign Currency Call Options	68,540	53,231	-	3,549
Foreign Currency Put Options	9,750	20,094	-	562

Total	4,216,985	4,304,229	7,499,559	281,583

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

B.  Hedge accounting

Fair value hedges:

The Bank uses interest rate derivatives to reduce the risk of debt issuances (short and long-term) as well as long-term assets (commercial loans).

Below is a detail by maturity of hedged items and hedging instruments as of December 31, 2012 and 2013 under fair value hedges.

	As of December 31, 2012
	Notional

	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$

Hedged Items

Loans	-	95,890	78,171	45,407
Investment	40,000	12,466	-	-

Total	40,000	108,356	78,171	45,407

Hedging instrument

Interest Rate Swaps	40,000	9,505	70,000	45,407
Foreign currency Forwards	-	98,851	8,171	-

Total	40,000	108,356	78,171	45,407

	As of December 31, 2013
	Notional

	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$

Hedged Items

Loans	110,034	20,311	109,123	-
Investment	24,825	-	6,993	-
Bonds	-	-	157,924	20,000

Total	134,859	20,311	274,040	20,000

Hedging instrument

Forward Currency	6,177	-	-	-
Interest Rate Swaps	106,059	8,080	238,227	20,000
Currency Swaps	22,623	12,231	35,813	-

Total
	134,859	20,311	274,040	20,000

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Cash flow hedges:

Cash flow hedges are used by the Bank to:

a)	reduce the volatility of cash flows in balance sheet items that are indexed to inflation through the use of inflation forwards and combinations of swaps in pesos and indexed units.

b)

set the rate of a portion of the pool of short-term liabilities in pesos, thus reducing the risk of an important part of the Bank’s cost of funding, although still maintaining the liquidity risk of the pool. This is achieved by setting the cash flows of the hedged items equal to those of the derivative instruments, modifying uncertain cash flows for certain cash flows, and

c)	it also sets the rate of funding sources at a floating rate, decreasing the risk that its funding costs increase.

Below is a detailed account of hedged items and hedging instruments by maturity as of December 31, 2012 and 2013, under cash flow hedges.

	As of December 31, 2012
	Notional

	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$

Hedged Items

Loans	127,430	72,885	-	-
Demand Deposits	587,510	145,622	-	-

Total	714,940	218,507	-	-

Hedging instrument

Foreign Currency Forwards	663,522	211,907	-	-
Interest Rate Swaps	51,418	6,600	-	-

Total	714,940	218,507	-	-

	As of December 31, 2013
	Notional

	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$

Hedged Items

Loans	225,867	74,591	-	-
Investments	-	-	-	15,677
Demand Deposits	115,000	213,800	30,300	-
Financial Obligation	134,236	-	-	-

Total	475,103	288,391	30,300	15,677

Hedging instrument

Foreign Currency Forwards	97,900	74,591	-	-
Interest Rate Swaps	236,367	213,800	30,300	-
Currency Swaps	140,836	-	-	15,677

Total	475,103	288,391	30,300	15,677

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The effective portion of increase/decrease in fair value of the hedging instruments of the hedged items from cash flow hedges, MCh$(5,187)(MCh$ 570 in 2012)(Note 23g) Shareholders Equity) and the ineffective portion of increase/decrease in fair value of the hedging instruments of the hedged items from cash flow hedges, MCh$51 (MCh$ 2 in 2012) (Note 27 – Net Foreign Exchange Income (losses) – Foreign exchange gains (losses) on hedging derivatives), as of December 31, 2012 and 2013, respectively, were as follow with respect to the following hedged items:

Effective portion	Ineffective portion

	As of December 31, 2012
	MCh$	MCh$
Demand Deposits	64	(2)
Loans	506	4

Net flows	570	2

	As of December 31, 2013
	MCh$	MCh$
Demand Deposits	(3,324)	2
Loans	(766)	-
Investments	(646)	49
Financial Obligation	(451)	-

Net flows	(5,187)	51

Hedging net investment in foreign operations:

The Bank has a foreign operation (New York Branch) whose functional currency (US dollars) is other than the Bank’s functional currency. When translating the results of operations and financial position of this foreign operation into the Bank’s presentation currency, the Bank recognizes foreign exchange differences in other comprehensive income until it disposes of the foreign operation. For this reason, the Bank decided to hedge the foreign currency risk arising from its net investment in this foreign operation and has designated non-derivative financial instruments as hedging instruments. Gains or losses relating to the effective portion of the hedge are recognized in other comprehensive income and accumulated under the heading hedge of a net investment in foreign operation within equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Gains or losses on the hedging instrument relating to the effective portion accumulated in equity are reclassified to profit or loss on the disposal of the foreign operation.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Gains or losses on the hedge of the net investment in its foreign operation that have been recognized in other comprehensive income and accumulated in equity are as follows:

	For the years ended December 31,
	2011	2012	2013
	MCh$	MCh$	MCh$

Beginning balance	799	(245)	365
Gains (losses) on hedge of net investment in foreign operation, before tax	(1,264)	757	(2,840)
Reclassification adjustments to profit or loss, before tax	-	-	-
Income tax relating to hedges of net investments in foreign operations	220	(147)	568

Closing balance	(245)	365	(1,907)

No ineffective portion was recognized in profit or loss for the years ended December 31, 2011, 2012 and 2013.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 9 -      LOANS AND RECEIVABLES TO BANKS

a)	As of December 31, 2012 and 2013, loans and receivables to banks are as follows:

	As of December 31,
	2012	2013
	MCh$	MCh$

Local Banks
Loans to local banks	-	-
Allowances for loans losses	-	-

Subtotal	-	-

Foreign Banks
Loans to foreign banks	81,281	78,064
Other debts with foreign banks	11,114	-
Allowances for loans losses	(178)	(137)

Subtotal	92,217	77,927

Banco Central of Chile
Restricted Deposits in the Central Bank of Chile	390,154	140,017

Subtotal	390,154	140,017

Total	482,371	217,944

b)	The movement in the allowances for loan losses as of December 31, 2012 and 2013 is as follows:

	Note	As of December 31, 2012
		Local Banks	Foreign Banks	Total
		MCh$	MCh$	MCh$

Balance as of January 1, 2012		(373)	(151)	(524)
Write-offs		-	-	-
Established provisions	28	-	(83)	(83)
Released provisions	28	370	46	416
Impairment		-	-	-
Impairment reversal		-	-	-
Exchange Differences		3	10	13

Balances as of December 31, 2012		-	(178)	(178)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

	Note	As of December 31, 2013
		Local Banks	Foreign Banks	Total
		MCh$	MCh$	MCh$

Balance as of January 1, 2013		-	(178)	(178)
Write-offs		-	-	-
Established provisions	28	-	(1,054)	(1,054)
Released provisions	28	-	1,086	1,086
Impairment		-	-	-
Impairment reversal		-	-	-
Exchange Differences		-	9	9

Balances as of December 31, 2013		-	(137)	(137)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 10 -    LOANS AND RECEIVABLES TO CUSTOMERS

a)	Loans and receivables to customers

As of December 31, 2012 and 2013, the composition of the loan portfolio is as follows:

As of December 31, 2012	Gross Assets			Allowances for loan losses

	Normal Portfolio	Impaired Portfolio	Total	Individually Evaluated for impairment	Collectivelly evaluated for impairment	Total	Net Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans:
Commercial loans	6,337,139	116,037	6,453,176	45,690	11,606	57,296	6,395,880
Foreign trade loans	406,531	18,293	424,824	14,180	203	14,383	410,441
Current account debtors	28,798	447	29,245	357	239	596	28,649
Factoring operations	87,107	515	87,622	1,725	223	1,948	85,674
Leasing transactions (*)	321,347	19,947	341,294	2,902	374	3,276	338,018
Other loans and receivables	157,587	1,112	158,699	310	1,232	1,542	157,157

Subtotals	7,338,509	156,351	7,494,860	65,164	13,877	79,041	7,415,819

Mortgage loans:
Letters of credit loans	83,165	4,046	87,211	-	340	340	86,871
Endorsable mutual mortgage loans	207,886	8,741	216,627	-	2,099	2,099	214,528
Other mutual mortgage loans	1,168,425	17,782	1,186,207	-	3,535	3,535	1,182,672
Leasing transactions (*)	-	61	61	-	3	3	58
Other loans and receivables	39,767	2,102	41,869	-	512	512	41,357

Subtotals	1,499,243	32,732	1,531,975	-	6,489	6,489	1,525,486

Consumer loans:
Consumer loans	752,539	27,196	779,735	-	13,458	13,458	766,277
Current account debtors	28,931	467	29,398	-	780	780	28,618
Credit card	153,684	3,255	156,939	-	2,905	2,905	154,034
Consumer leasing transactions (*)	769	13	782	-	5	5	777
Other loans and receivables	107,104	2,698	109,802	-	6,923	6,923	102,879

Subtotals	1,043,027	33,629	1,076,656	-	24,071	24,071	1,052,585

Total	9,880,779	222,712	10,103,491	65,164	44,437	109,601	9,993,890

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

As of December 31, 2013	Gross Assets			Allowances for loan losses

	Normal Portfolio	Impaired Portfolio	Total	Individually Evaluated for	Collectively evaluated for	Total	Net Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans:
Commercial loans	7,447,610	241,817	7,689,427	53,854	10,192	64,046	7,625,381
Foreign trade loans	427,242	31,832	459,074	21,736	236	21,972	437,102
Current account debtors	26,925	1,010	27,935	444	298	742	27,193
Factoring operations	75,102	282	75,384	1,921	183	2,104	73,280
Leasing transactions (*)	773,884	37,998	811,882	80	340	420	811,462
Other loans and receivables	220,322	1,432	221,754	601	1,469	2,070	219,684

Subtotals	8,971,085	314,371	9,285,456	78,636	12,718	91,354	9,194,102

Mortgage loans:
Letters of credit loans	71,285	2,764	74,049	-	218	218	73,831
Endorsable mutual mortgage loans	189,563	6,796	196,359	-	1,571	1,571	194,788
Other mutual mortgage loans	1,400,825	18,986	1,419,811	-	4,080	4,080	1,415,731
Leasing transactions (*)	256,177	4,706	260,883	-	738	738	260,145
Other loans and receivables	36,323	1,551	37,874	-	361	361	37,513

Subtotals	1,954,173	34,803	1,988,976	-	6,968	6,968	1,982,008

Consumer loans:
Consumer loans	1,028,252	33,744	1,061,996	-	15,817	15,817	1,046,179
Current account debtors	39,547	465	40,012	-	1,074	1,074	38,938
Credit card	224,607	4,169	228,776	-	2,495	2,495	226,281
Consumer leasing transactions (*)	21,087	495	21,582	-	145	145	21,437
Other loans and receivables	265,828	5,055	270,883	-	8,186	8,186	262,697

Subtotals	1,579,321	43,928	1,623,249	-	27,717	27,717	1,595,532

Total	12,504,579	393,102	12,897,681	78,636	47,403	126,039	12,771,642

(*) Lease transactions (commercial, mortgage and consumer) are presented net and total MCh$1,093,044 and MCh$338,853 as of December 31, 2013 and 2012. See detail of term remaining until maturity in letter e).

The Bank finances its customers’ asset purchases, both movable and real estate, through lease contracts that are included within loans and receivables from customers. As of December 31, 2013, MCh$152,193 corresponds to leases of movable assets (MCh$171,424 as of December 31, 2012) and MCh$179,552 to leases of real estate assets (MCh$170,713 as of December 31, 2012).

Where appropriate, we obtain collateral in respect of our loans and receivables from customers. The collateral normally takes the form of a real estate mortgage (i.e., urban and rural properties, agricultural lands, maritime vessels and aircraft, mineral rights and other assets) and liens (i.e., inventories, agricultural goods, industrial goods, plantations and other property pledged as security) over the customer’s assets. The existence and amount of collateral generally varies from loan to loan. Based on the credit worthiness of the borrower.

We review collateral fair values by obtaining appraisals on impaired secured loans every 18 months and on normal secured loans every three years.

We monitor collateral values between appraisals on an on going basis in order to capture any unusual significant changes (i.e., improved conditions in the real estate industry, changes in overall economic conditions, etc.) in market-based evidence used in the appraisals. In the event that unusual significant changes occur between appraisals, the collateral values are reassessed and recalculated.

During 2013, the Bank has received assets such as homes, apartments, commercial and agricultural lands, among others, with an fair value of MCh$1,785 (MCh$2,755 in 2012) through the execution of guarantees.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

b)  Portfolio characteristics

As of December 31, 2012 and 2013, the loan portfolio before allowances for loan losses by customer economic activity was as follows:

	National Loans		Foreign Loans		Total		Distribution Percentage as of
	2012	2013	2012	2013	2012	2013	2012	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans:
Manufacturing	569,720	499,037	247,564	332,767	817,284	831,804	8.09%	6.45%
Mining	244,407	328,377	112,302	457,884	356,709	786,261	3.53%	6.10%
Electricity, gas and water	237,908	146,316	179,737	351,301	417,645	497,617	4.13%	3.86%
Agriculture and livestock	236,327	179,008	26,963	123,906	263,290	302,914	2.61%	2.35%
Forestry and wood extraction	38,836	23,650	-	8,875	38,836	32,525	0.38%	0.25%
Fishing	48,611	1,212	-	-	48,611	1,212	0.48%	0.01%
Transport	153,111	196,092	50,871	165,982	203,982	362,074	2.02%	2.81%
Communications	16,845	3,423	54,137	111,671	70,982	115,094	0.70%	0.89%
Construction	865,713	854,452	98,660	257,438	964,373	1,111,890	9.54%	8.62%
Commerce	519,220	434,713	395,650	1,034,412	914,870	1,469,125	9.05%	11.39%
Services	2,861,452	2,695,813	228,715	980,883	3,090,167	3,676,696	30.59%	28.51%
Others	223,316	70,829	84,795	27,415	308,111	98,244	3.05%	0.76%

Subtotals	6,015,466	5,432,922	1,479,394	3,852,534	7,494,860	9,285,456	74.17%	71.99%

Mortgage Loans	1,382,442	1,529,701	149,533	459,275	1,531,975	1,988,976	15.16%	15.42%
Consumer loans	476,275	504,940	600,381	1,118,309	1,076,656	1,623,249	10.66%	12.59%

Total	7,874,183	7,467,563	2,229,308	5,430,118	10,103,491	12,897,681	100.00%	100.00%

c)  Allowances for loans losses

The changes in allowances for loan losses during the years 2012 and 2013 are summarized as follows:

	Note	Individually Evaluated for impairment	Collectivelly evaluated for impairment	Total

		MCh$	MCh$	MCh$

Balances as January 1, 2012		57,828	44,672	102,500

Impaired portfolio write-offs:
Commercial loans		(8,077)	(8,871)	(16,948)
Mortgage loans		-	(3,907)	(3,907)
Consumer loans		-	(38,764)	(38,764)

		(8,077)	(51,542)	(59,619)
Total Write-offs

Established provision	28	47,407	72,060	119,467
Provision released	28	(31,932)	(20,750)	(52,682)
Exchange rate differences		(62)	(3)	(65)

	10a)	65,164	44,437	109,601

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

	Note	Individually Evaluated for impairment	Collectivelly evaluated for impairment	Total

		MCh$	MCh$	MCh$

Balances as January 1, 2013		65,164	44,437	109,601

Impaired portfolio write-offs:
Commercial loans		(30,178)	(12,253)	(42,431)
Mortgage loans		-	(2,831)	(2,831)
Consumer loans		-	(62,296)	(62,296)

Total Write-offs		(30,178)	(77,380)	(107,558)

Established provision	28	193,586	137,423	331,009
Provision released	28	(148,563)	(62,875)	(211,438)
Impairment		-	-	-
Debt exchange (*)		(4,565)	-	(4,565)
Exchange rate differences		3,192	5,798	8,990

Balances as of December 31, 2013	10 a)	78,636	47,403	126,039

(*) More information regarding this transaction can be found in Note 3 Material Events, Corpbanca, letter d)

d)  Portfolio sale

1. As of December 31, 2013 and 2012, the Bank and its subsidiaries engaged in portfolio purchases and sales. The effect on income of these transactions as a whole does not exceed 5% of before tax profit for the year, and is recorded within net gains from trading and brokerage activities in the Consolidated Statement of Income for the Period, disclosed in Note 26 within “Other Instruments at Fair Value through gain (losses)”.

2. As of December 31, 2013 and 2012, the Bank and its subsidiaries de-recognized 100% of its sold portfolio, thus complying with the requirements of the accounting policy for derecognizing financial assets and liabilities in Note 1, letter aa) of the annual consolidated financial statements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

During 2012 and 2013, Corpbanca sold part of its portfolio of state-guaranteed loans and receivables (CAE for its Spanish acronym) through a competitive bidding process for awards of the Financing Facility and Administration of Loans for Studies in Higher Education Law No. 20,027. The open bidding model for financial institutions, reflected in the respective databases, allow selling a percentage of the state-guaranteed loans and receivables to third parties. On the portfolio sale of the Corpbanca transferred substantially all the risks and benefits associated with this portfolio. The detail of loans and receivables sold is as follows:

	As of December 31, 2012
	Number of loans	Currying	Proceeds	Released	Gain
		amount	for sale	Provisions	on sale
		MCh$	MCh$	MCh$	MCh$
				(a)	(b)

Loans sold	30.542	52.919	56.590	-	3.671

Total	30.542	52.919	56.590	-	3.671

	As of December 31, 2013
	Number of loans	Currying	Proceeds	Released	Gain
		amount	for sale	Provisions	on sale
		MCh$	MCh$	MCh$	MCh$
					(*)

Loans sold	28.120	50.018	53.019	-	3.197
Loans sold	12.430	16.934	16.934	-	-

Total	40.550	66.952	69.953	-	3.197

(*) The gain on sale is included in the category “Trading and investment income, net” in the Consolidated Statements of Income.

(a) This amount is included in the release of provisions disclosed in Note 28.

(b) The gain on sale is included under line item “trading and investment income, net” in the Consolidated Statements of Income, disclosed in Note 26, line “Other financial investments at fair value with effect on gain (losses).

The following table reflects the maturity of leasing contracts as of December 31, 2013 and 2013.

e)	Lease

The maturity of finance leases as of December 31, 2013 and 2012, is detailed as follows:

		As of December 31
		2012	2013
		Net Leasing	Net Leasing
	Note	MCh$	MCh$

Up to 1 month		11,310	29,928
From 1 month to 3 months		16,100	40,820
From 3 months to 1 year		65,168	167,689
From 1 year to 3 years		106,679	322,322
From 3 years to 6 years		55,647	223,757
Over 6 years		83,949	308,528

Total	10 a) (*)	338,853	1,093,044

(*)  Includes commercial leasing transactions of MCh$811,462 (MCh$338,018) mortgage leasing transactions of MCh$260,145 (MCh$58) and consumer leasing transactions of MCh$21,437 (MCh$777) as of December 2013 and 2012.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 11 -         INVESTMENT INSTRUMENTS

As of December 31, 2012 and 2013, the detail of financial investments available for sale was as follows:

a)  Financial investments

		As of December 31,
		2012				2013
		Available for sale	Held to maturity	Total		Available for sale		Held to maturity	Total
		MCh$	MCh$	MCh$		MCh$		MCh$	MCh$
Chilean Central Bank and Government Securities
Chilean Central Bank securities		329,066	-	329,066		334,718		-	334,718
Chilean Treasury Bonds		69,706	-	69,706		847		-	847
Other government securities		46,203	-	46,203		21,769		-	21,769

Other financial instruments
Promissory notes related to deposits in local banks		338,747	-	338,747		78,712		-	78,712
Chilean mortgage finance bonds		349	-	349		313		-	313
Chilean financial institution bonds		66,231	-	66,231		17,985		-	17,985
Other local investments		41,019	10,099	51,118		136,623		8,632	145,255

Financial instruments Issued abroad
Foreign government and central bank instruments		206,296	74,259	280,555		212,280		93,750	306,030
Other foreign investments		14,818	20,619	35,437		85,840		135,140	220,980
Impairment Provision		-	-	-		-		-	-
		-	-			-		-	-
Unquoted securities in active markets
Chilean corporate bonds		-	-	-		-		-	-
Other investments		-	-	-		-		-	-

Impairment Provision		-	-	-		-		-	-

Total	(*)	1,112,435	104,977	1,217,412	(*)	889,087	(*)	237,522	1,126,609

(*) This total includes MCh$207,643 (MCh$78.932 in 2012), included in note No. 5 “Cash and cash equivalents”, which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

As of December 31, 2013, the portfolio of financial investments available-for-sale includes net unrealized losses, net of taxes, recorded in other comprehensive income of MCh$2,799 (MCh$6,485 as of December 31, 2012)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

b) The movements of the investments available-for-sale portfolio as of December 31, 2012 and 2013 are as follows:

	As of December 31, 2012

		Gross	Gross	Fair
		unrealized	unrealized
	Cost	gains	losses	value
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	332,531	-	(3,465)	329,066
Chilean Central Bank Notes	70,539	-	(833)	69,706
Other government securities	46,972	4	(773)	46,203

Subtotals	450,042	4	(5,071)	444,975

Other Financial Instruments
Promissory notes related to deposits in local banks	340,808	92	(2,153)	338,747
Chilean mortgage finance bonds	347	3	(1)	349
Chilean financial institution bonds	67,102	2	(873)	66,231
Other local investments	41,392	-	(373)	41,019

Subtotals	449,649	97	(3,400)	446,346

Financial instruments Issued abroad
Foreign government and central bank instruments	206,296	-	-	206,296
Other foreign investments	14,591	391	(164)	14,818
Impairment provision	-	-	-	-

Subtotals	220,887	391	(164)	221,114

Unquoted securities in active markets
Chilean corporate bonds	-	-	-	-
Other investments	-	-	-	-
Impairment provision	-	-	-	-

Subtotals	-	-	-	-

Totals	1,120,578	492	(8,635)	1,112,435

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

	As of December 31, 2013

		Gross	Gross	Fair
		unrealized	unrealized
	Cost	gains	losses	value
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	334,864	381	(527)	334,718
Chilean Central Bank Notes	850	-	(3)	847
Other government securities	21,816	3	(50)	21,769

Subtotals	357,530	384	(580)	357,334

Other Financial Instruments
Promissory notes related to deposits in local banks	78,375	337	-	78,712
Chilean mortgage finance bonds	310	3	-	313
Chilean financial institution bonds	17,985	-	-	17,985
Other local investments	138,317	467	(2,161)	136,623

Subtotals	234,987	807	(2,161)	233,633

Financial instruments Issued abroad
Foreign government and central bank instruments	212,291	-	(11)	212,280
Other foreign investments	87,825	98	(2,083)	85,840
Impairment provision	-	-	-	-

Subtotals	300,116	98	(2,094)	298,120

Unquoted securities in active markets
Chilean corporate bonds	-	-	-	-
Other investments	-	-	-	-
Impairment provision	-	-	-	-

Subtotals	-	-	-	-

Totals	892,633	1,289	(4,835)	889,087

c)    Impairment of investment instruments

As of December 31, 2012 and 2013, there are no significant or prolonged declines in value.

All investments quoted in non-active markets and classified as available-for-sale have been recorded at their fair value.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

d)    The classification of our available-for-sale securities within the fair value hierarchy is as follows:

	As of December 31, 2012

	Available for sale Portfolio

	Total	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	329,066	329,066	-	-
Chilean Central Bank Notes	69,706	69,706	-	-
Other Chilean Central Bank and Government securities	46,203	-	46,203	-

Other Financial Instruments
Promissory notes related to deposits in local banks	338,747	338,747	-	-
Chilean mortgage finance bonds	349	-	349	-
Chilean financial institution bonds	66,231	-	66,231	-
Other local investments	41,019	-	41,019	-

Financial instruments Issued abroad
Foreign government and central bank instruments	206,296	206,296	-	-
Other foreign investments	14,818	2,764	12,054	-
	-	-	-	-
Impairment Provision	-	-	-	-

Totals	1,112,435	946,579	165,856	-

	As of December 31, 2013

	Available for sale Portfolio

	Total	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities

Chilean Central Bank and Government securities	334,718	334,063	655	-
Chilean Central Bank Notes	847	847	-	-
Other government securities	21,769	-	21,769	-

Other Financial Instruments
Promissory notes related to deposits in local banks	78,712	-	78,712	-
Chilean mortgage finance bonds	313	-	313	-
Chilean financial institution bonds	17,985	-	17,985	-
Other local investments	136,623	-	136,623	-

Financial instruments Issued abroad
Foreign government and central bank instruments	212,280	212,281	-	-
Other foreign investments	85,840	48,685	37,153	-

Impairment Provision	-	-	-	-

Totals	889,087	595,876	293,210	-

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 12 -	INVESTMENTS IN OTHER COMPANIES

a) As of December 31, 2012 and 2013 the investments in other companies are detailed as follows:

	December 31, 2012			December 31, 2013
	%			%
Company	Ownership	MCh$		Ownership	MCh$

Nexus S.A.	12.90	1,057		12.90	1,057
Transbank S.A.	8.72	939		8.72	939
Combanc S.A.	4.72	135		5.29	159
Redbanc S.A.	2.50	110		2.50	110
Sociedad Interbancaria de Depósitos de Valores S.A.	3.91	75		3.91	75
Imerc OTC S.A	-	-		6.67	864	(ii)
Deceval S.A.	5.74	829	(i)	11.35	8,098	(i)
A.C.H Colombia	3.67	191	(i)	4.22	523	(i)
Redeban Multicolor S.A	1.60	283	(i)	1.60	284	(i)
Cámara de Compensación Divisas de Col. S.A.	3.19	30	(i)	7.76	73	(i)
Cámara de Riesgo Central de Contraparte S.A.	1.17	94	(i)	2.42	208	(i)
B.C.H. - Liquidación	-	-		0.00	15	(i)
Cifin	-	-		9.00	150	(i)
Servibanca - Tecnibanca	-	-		4.54	719	(i)

Shares or rights in other companies
Santiago Stock Exchange Shares	2.08	1,056		2.08	1,056
Chilean Electronic Stock Exchange Shares	2.44	211		2.44	211
Colombia Stock Exchange	0.48	783	(i)	0.97	841	(i)
Fogacol	-	-		150.000 Unit	83	(i)

Total		5,793			15,465

(i)	Corresponds to investments in other companies carried out by the subsidiaries in Colombia.
(ii)

As of December 31, 2013, Corpbanca had subscribed to and paid in for 667 shares, equivalent to MCh$ 864, which were paid in when forming Servicios de Infraestructura de Mercado OTC S.A., doing business as IMERC-OTC S.A. IMERC-OTC S.A. was formed on June 21, 2013, in conjunction with other banks from the Chilean financial system to operate a centralized operations registry, providing registration, confirmation, storage, consolidation and reconciliation services for derivative transactions. The new company was formed with capital of Ch$12,957,463,890, divided into 10,000 shares with no par value. As of the reporting date of the consolidated financial statements (December 31), of the 10,000 shares issued by the Company, 8,895 had been subscribed to and paid in.

During 2011, 2012 and 2013 the Bank received dividends from its investment in other companies as follows:

	2011	2012	2013
	MCh$	MCh$	MCh$

Dividends received	250	367	1,241

Total	250	367	1,241

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The movements of investment in other companies as of December 31, 2012 and 2013, were the following:

	2012	2013
	MCh$	MCh$

Opening balance at January 1	3,583	5,793
Investment acquisitions	2,210	9,672
Investment sales	-	-
Share on income	-	-
Dividends received	-	-
Exchange rate differences	-	-

Ending balance as of December 31,	5,793	15,465

b)	Business Combination - Corpbanca Chile and Corpbanca Colombia (previously - Banco Santander Colombia S.A. or BSC)

i)	General aspects of the operation

CorpBanca acquired 51.00% and 40.93% on May 29, 2012 and June 22, 2012, respectively, of the voting shares of BSC which is domiciled in Colombia.

ii) Main reasons for the acquisition

With this acquisition, Corpbanca is looking to regionally expand and, at the same time, participate in the growing Colombian banking market whose potential is based on the solid economic prospects of Colombia and low penetration currently shown in its banking industry. The senior management and employees of Corpbanca Colombia have an in-depth knowledge of the Colombian market and the expertise to successfully develop Corpbanca. These two characteristics underlie the expected success of this acquisition.

iii) Assets acquired and liabilities assumed

1)

The fair values presented as of December 31, 2012 in the audited consolidated financial statements (table below in letter (a)) were calculated on a provisional basis determined by professionals that were independent from Corpbanca and Subsidiaries (the Group) and its external auditors, as well as independent among themselves. Under IFRS 3, these provisional amounts were finalized within the one year measurement period.

2)	During the measurement period, Corpbanca retroactively adjusted the provisional amount in accordance with IFRS 3.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Accordingly, the fair value of the identifiable assets and liabilities of BSC as of the date of acquisition of the controlling interest and which fair value did not change between May 29, 2012 and June 22, 2012 was as follows:

	Fair value recognized at acquisition date	Fair value recognized at acquisition date	Adjustment during measurement period
	Provisional (a)	Final (b)

	MCh$	MCh$	MCh$
Total net identifiable assets at fair value	230,405	225,798	(4,607)
Intangible assets arising in acquisition	257,694	252,216	(5,478)
Contingent liabilities arising in acquisition	(2,868)	(2,924)	(56)
Deferred taxes arising in acquisition	(83,755)	(86,734)	(2,979)

Subtotal Fair Value	401,476	388,356	(13,120)

Non-controlling interest at fair value	(48,940)	(48,940)	-
Goodwill arising in acquisition	205,076	218,196	13,120

Consideration transferred for purchase	557,612	557,612	-

Net cash consideration paid	(99,320)	(99,320)

Total	458,292	458,292

3)

This business combination was accounted for using the acquisition method as of the purchase date, which is the date on which control was transferred to the Group. The Bank obtains control in an investee when it has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. Potential voting rights that are currently enforceable or convertible were considered when evaluating control.

4)	Corpbanca measured the non-controlling interest in the acquiree at fair value. This value was estimated by applying the discounted profits approach/discounted cash flow method.

5)	The transaction did not include any agreements involving contingent consideration.

6)

As of the date of acquisition, a contingent liability with a fair value of MCh$ 2,868 was determined as a result of legal contingencies. As of the date of the reporting period, the Bank reevaluated that contingent liability and determined variations in its value, giving a final amount of MCh$ 2,924.

7)

The goodwill of MCh$ 205,076 recognized as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the assets and activities of BSC. This concept was not expected to be tax deductible. The final amount of goodwill determined by adjusting the fair value during the measurement period increased by MCh$ 13,120 (letter (c) above).

8)

The fair value of loans and receivables (both to customers and banks) amounted to MCh$ 1,646,742. The unpaid principal balances under the contracts amount to MCh$1,626,284 and are expected to be collected 100%.

9)

From the date of acquisition, BSC contributed MCh$ 66,288 to net interest income, MCh$ 17,894 to net commission income, MCh$96,523 to net operating revenue and MCh$32,317 to the profit before income tax for the period ended December 31, 2012. Revenue and net income, had the business combination occurred as of January 1, 2012, would have been MCh$849,668 and MCh$ 163,920 respectively, for the year ended December 31, 2012.

10)

Transaction costs related to the acquisition of MCh$246, primarily legal fees and external due diligence costs, were charged to income and are part of cash flows from operating activities in the statement of cash flows.

11)	The functional currency of the acquired entity is the Colombian peso and the Bank follows International Accounting Standard No. 21, “Foreign Currency Translation”.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

c)	Business Combination - Banco CorpBanca Colombia and Corpbanca Investment Trust Colombia (previously - Santander Investment Trust Colombia)

i.	General aspects of the operation

CorpBanca Colombia, domiciled in Colombia, acquired, 94.5% of the voting shares of Corpbanca Investment Trust Colombia S.A (CITRUST) from its parent CorpGroup, which initial acquisition on the part of CorpGroup was consummated as part of the same contractual agreement of CorpBanca to acquire BSC.

ii.	Main reasons for the purchase

This acquisition is considered to be complementary to that of the CorpBanca Colombia and the reasons for acquisition are of the same nature.

iii.	Details of assets acquired and liabilities assumed

The fair value of identifiable assets and liabilities of CITRUST at the date of acquisition, June 29, 2012, (in comparison with the provisional):

	Fair value recognized at acquisition date	Fair value recognized at acquisition date	Adjustment during measurement period
	Provisional (a) MCh$	Final (b) MCh$	MCh$
Total net identifiable assets at fair value	12,382	12,382	-
Intangible assets arising in acquisition	10,149	9,796	(353)
Contingent liabilities arising in acquisition	-	-	-
Deferred taxes arising in acquisition	(3,349)	(3,331)	18

Subtotal Fair Value	19,182	18,847	(335)

Non-controlling interest at fair value	(1,313)	(1,313)	-
Goodwill arising in acquisition	4,691	5,026	335	(c)

Consideration transferred for purchase	22,560	22,560	-

Net cash consideration paid	(4,494)	(4,494)	-

Total	18,066	18,066	-

—

The fair values presented as of December 31, 2012 in the audited consolidated financial statements (table below in letter (a)) were calculated on a provisional basis determined by professionals that were independent from Corpbanca and Subsidiaries (the Group) and its external auditors, as well as independent among themselves. Under IFRS 3, these provisional amounts were finalized within the one year measurement period.

—	During the measurement period, Corpbanca retroactively adjusted the provisional amount in accordance with IFRS 3.

—	As of the acquisition date, no contingent liabilities were determined.

—

The goodwill of MCh$ 4,691 recognized provisionally as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the assets and activities of BSC. This concept was not expected to be tax deductible. The final amount of goodwill determined by adjusting the fair value during the measurement period increased by MCh$ 335 (letter (c) above).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

iv.	Considerations of importance in relation to the acquisition:

•

This business combination was accounted for using the acquisition method from the date of acquisition (June 29, 2012), which is the date on which control is transferred to the Group. Control was the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

•	The fair value of loans and receivables (both to customers and banks) amounted to MCh$332. The gross amount due under the contracts is the same and the Bank expects to collect the full amount.

•

From the date of acquisition, CITRUST contributed MCh$13 to net interest income, MCh$3,489 to net commission income, MCh$3,831 to net operating revenue and MCh$2,470 to the profit before income tax for the period ended December 31, 2012. Revenue and net income, had the business combination occurred as of January 1, 2012, would not have varied significantly from that recorded in consolidation for the year ended December 31, 2012.

•	The functional currency of the acquired entity is the Colombian peso and the Bank follows International Accounting Standard No. 21, “Foreign Currency Translation”.

d) Business Combination – Corpbanca Colombia and Subsidiaries with Helm Bank and Subsidiaries.

  i.   General Operating Aspects

Banco Corpbanca Colombia, headquartered in Colombia (mainly in Bogotá D.C.), acquired the voting and non-voting shares (see subsequent events footnote) of Helm Bank S.A. (hereinafter “Helm Bank”) and subsidiaries, also headquartered in Colombia.

As part of the agreement between Corpbanca Colombia and the companies controlling Helm Bank, Corpbanca Colombia committed to acquiring up to 100% of the preferential dividend and non-voting shares (preferential shares) of Helm Bank. Corpbanca Colombia acquired, 2,387,387,295 common shares, which represent 58.89% of the outstanding common shares (51.61% of subscribed and paid capital) of Helm Bank during the first closing and 1,650,579,084 common shares, which represent 40.86% of the outstanding common shares (35.81% of subscribed to and paid in capital) of Helm Bank during the second closing for a total of 4,043,966,379 common shares, which represent 99.75% of the total outstanding common shares and 87.42% of the subscribed to and paid in capital of Helm Bank, in purchases made on August 6 and 29, 2013 (referred to above as first closing and second closing). On January 28, 2014, Corpbanca Colombia honored that commitment, carrying out a voluntary Takeover Bid (TOB) for the preferential shares as part of the third closing (see subsequent events footnote), which was mainly designed to offer a liquidity and sales mechanism to the preferential shareholders under the same economic conditions that were agreed upon for the sellers of the common shares of Helm Bank under the SPA5 and to facilitate the merger process, enabling Corpbanca Colombia and its subsidiaries to expand their presence in the medium and long term as loan establishments in the Colombian market, obtaining a 12.36% interest and giving a total interest of 99.7814% of subscribed to and paid in capital (See Note 38 Subsequent Events for more information). By virtue of express legal provisions, Corpbanca Colombia and Helm Bank must merge within a year following the date of the first acquisition of shares of Helm Bank (i.e. before August 6, 2014). As a result, these two entities have been working intensely on the preparation and advanced notice of the intention of the merger. This company is engaged in raising funds through checking account, demand and time deposits in order to provide loans. Corpbanca Colombia acquired an indirect interest as a result of the acquisition of Helm Bank, which also has complementary businesses through its subsidiaries Helm Comisionista, Helm Fiduciaria, Helm Caymán and Helm Panamá.

5 Share Purchase Agreement or SPA: A share purchase agreement for common shares of Helm Bank signed between Helm Corporation, Inversiones Carrón S.A.S, Comercial Camacho Gómez S.A.S. e Inversiones Timón S.A.S., together the first party, and HC Acquisitions SAS, the second party, who subsequently transferred the agreement to Corpbanca Colombia, by virtue of which the first party sold to the second party all of the common shares owned by Inv. Carrón S.A.S., Comercial Camacho Gómez S.A.S. and Inversiones Timón S.A.S., in Helm Bank, and by which Corpbanca Colombia committed to offer to purchase up to 100% of the Preferential Shares from the Preferential Shareholders under the same economic conditions set for the sellers of the aforementioned common shares.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Helm Fiduciaria S.A. This subsidiary is a financial services corporation that is engaged in providing trust services and, in general, performing all transactions legally allowed for trust companies based on the requirements, restrictions and limitations of Colombian law. (Helm Bank S.A. has a 99.9807% direct and indirect interest.)

Helm Bank Panamá S.A. This subsidiary is organized under the law of the Republic of Panama and has been operating since April 15, 1998 in that country with an international license granted by the Superintendency of Banks through Ruling 2297 of October 17, 1997 that also allows it to be engaged in the banking business abroad. (Helm Bank S.A. has a 100% direct interest.)

Helm Comisionista de Bolsa S.A. This subsidiary carries out the activities particular to a securities brokerage firm based on the legal requirements, especially Ruling No. 400 of 1995 (Sole Ruling), issued by the Financial Superintendency. This entity has a 100% interest in the company Helm Casa de Valores Panamá, which is engaged in purchasing and selling securities under the laws of the Republic of Panama. (Helm Bank S.A. has a 99.9965% direct and indirect interest.)

Helm Bank Cayman. This subsidiary is engaged in providing unrestricted financial services. It can carry out banking business of any type, except with customers from the Grand Cayman Islands, in accordance with the laws of those islands. (Helm Bank S.A. has a 100% direct interest.)

See Note 1 Parent Company and Subsidiaries in Chile (table on ownership interests).

  ii.   Helm Bank and Subsidiaries

Helm Bank’s strategy has been to maximize returns on its portfolio and reduce funding costs by enhancing the composition of its available resources.

 iii.   Main Reasons for the Purchase

After receiving the necessary regulatory authorizations from regulators in Chile, Colombia, Panama and the Cayman Islands, Corpbanca acquired control of Helm Bank and subsidiaries through its subsidiary Banco Corpbanca Colombia. With the recent acquisition of Helm Bank and its foreseen merger with Corpbanca Colombia, Corpbanca Chile has consolidated its operations in Colombia, reaffirming its long-term commitment to this market.

For Corpbanca Chile, the Colombian market has great potential and significant room for growth in the banking business. Many Chilean investors have invested in Colombia and the Bank aims to assist customers with these projects, to strengthen long-term relationships with people and companies in that country, and also to provide peace of mind to our shareholders and investors by diversifying risks and earnings sources.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

 iv.   Detail of Assets Acquired and Liabilities Assumed

The fair value of the identifiable assets and liabilities of Helm Bank and its subsidiaries as of the date of acquisition (August 6, 2013) was as follows:

	MCop$	MCh$
Total net identifiable assets at fair value	1,331,262	364,233
Non-controlling interest measured at fair value (using an income approach)	(5,428)	(1,485)
Goodwill arising from the acquisition	693,064	189,622	(i)
Intangible assets	535,028	146,384
Contingent liabilities	(13,533)	(3,703)
Deferred income taxes	(177,342)	(48,521)
Deferred taxes (tax goodwill)	115,443	31,585	(h)

Consideration transferred for the adquisition	2,478,494	678,115

	-	-
Net cash received from subsidiary	1,276,481	349,245
Gross cash consideration	(2,178,378)	(596,004)

Net cash consideration paid	(901,897)	(246,759)
	-	-
Liability for preferential shares	(307,011)	(83,998)

Net cash consideration paid	(1,208,908)	(330,757)

 Important Matters Regarding the Acquisition

i.

The fair values presented here were calculated on a provisional basis determined by professionals that were independent from Corpbanca and its subsidiaries (the Group) and its external auditors, as well as independent among themselves. Accordingly, the Bank would like to point out the following considerations:

a)	As the initial accounting for the business combination is not complete, the Group has reported provisional amounts as noted above. Should the Group determine that such provisional amounts differ from those representing the finalized amount, they will be retrospectively adjusted.

b)

This business combination was accounted for using the acquisition method as of the purchase date, which is the date on which control is transferred to the Group. The Bank obtains control in an investee when it has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. Potential voting rights that are currently enforceable or convertible were considered when evaluating control. Due to its interest in Helm Bank, Banco Corpbanca has the following substantive rights:

✓	Voting rights in proportion to its interest in the companies.
✓	The right to name or remove key members of management of the investees that have the ability to direct relevant activities.
✓	The right to assign or unassign investees to direct relevant activities.
✓	The right to direct the activities of subordinates for the benefit of the bank.

c)	The Group valued goodwill as of the acquisition date, taking into account the following factors:

✓	the fair value of the consideration transferred;
✓	the recoverable amount of any non-controlling interest in the acquiree, plus
✓	if the business combination is performed in phases (not the case for our purposes), the fair value of the existing interests in the equity of the acquiree;
✓	less the net amount recognized (generally the fair value) of the identifiable assets acquired and the identifiable liabilities assumed.

d)	Regarding the preceding point, when the excess is negative, a gain on sale with advantageous conditions is recognized immediately in profit and loss (such was not the case with this business combination).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

e)

The fair value of intangible assets and their respective deferred taxes has been determined provisionally pending an independent valuation. See Note 13 “Intangible Assets” to these consolidated financial statements.

f)

As of the date of acquisition, a contingent liability with a fair value of Mcop$ 13,533 (MCh$ 3,703) was determined as a result of legal contingencies. As of the date of the reporting period, the Bank reevaluated that contingent liability and determined no variations in its value.

g)

As of the date of acquisition, the fair value of loans and receivables (including loans and advances to banks) totaled Mcop$11,021,182 (MCh$3,015,395) and their gross amount was Mcop$11,485,865 (MCh$ 3,142,532). None of these debtors were impaired and the Bank expects to collect the full amounts. In accordance with IFRS, the fair value of loans should be shown net of credit risk provisions.

h)

A deferred tax asset must be recognized as part of the purchase price allocation for the mercantile tax credit (tax goodwill) generated under Colombian regulations. This is based on a future tax benefit existing as of the transaction date to reduce the future income tax basis (i.e. this credit is likely to be recovered). This analysis is based on IAS 12. The amount for this deferred tax for the mercantile tax credit was Mcop$ 115,443 (MCh$ 31,585).

i)

The goodwill of Mcop$ 693,064 (MCh$ 189,622) recognized as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the assets and activities of Helm Bank and Subsidiaries together with Corpbanca and Subsidiaries (described in section iii) “Main Reasons for the Purchase”).

j)

If new information is obtained within a year from the date of acquisition regarding facts and circumstances that existed as of the acquisition date, amounts previously presented are adjusted or if there is any additional information as of the acquisition date, the acquisition accounting will be reviewed.

ii.	Corpbanca decided to measure the non-controlling interest in the acquiree at fair value. This value was estimated by applying the discounted cash flow method.

iii.

Since the acquisition date, Helm Bank and its subsidiaries contributed MCh$ 67,927 to net interest income, MCh$ 12,753 to net fees and commissions, MCh$ 92,429 to net operating income and MCh$ 34,076 to before tax profit for the period. If the combination had occurred at the beginning of the period (January 1, 2013), net interest and inflation-indexing income would have been MCh$ 280,981 and before tax profit for the period would have been MCh$ 62,001. In determining these amounts, management has assumed that the provisional fair value adjustments originated on the date of acquisition would have been the same had the acquisition occurred on January 1, 2013.

iv.

The acquisition-related transaction costs of Mcop$ 14,889 (MCh$ 3,935), mainly for external legal fees and due diligence costs, were charged to administrative expenses in the Consolidated Statement of Income and included within cash flows from operating activities in the Statement of Cash Flows.

v.

The total consideration transferred in the transaction was Mcop$ 2,178,378 (MCh$ 596,004). Net cash received for cash flow purposes was Mcop$ 901.897 (MCh$ 246,759). In 2013, the line item “Acquisition of Subsidiary Helm Bank, net of cash acquired” has been added. This includes the net cash disbursement for the purchase of Helm Bank S.A. and subsidiaries for MCh$ 255,444.

vi.	The transaction did not include any agreements involving contingent consideration.

vii.

Both the goodwill arising from the acquisition of a foreign business (the case of Helm and other group entities) as well as the fair value adjustments made to the carrying amount of the assets and liabilities must be treated as assets and liabilities of the same entity as a result of the acquisition of this business. This means that they should be expressed in the same functional currency of this company (the Colombian peso) and will be converted at the closing exchange rate (COP to CLP exchange rate for parent company accounting purposes).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Goodwill is tested to determine whether there is an impairment annually (as of December 31 of each year), and when circumstances indicate that its carrying amount may be impaired. The impairment of goodwill is determined by assessing the recoverable amount of each cash-generating unit (group of cash-generating units) to which the goodwill is allocated. When the recoverable amount of the cash-generating unit is less than its carrying amount, an impairment loss is recognized. The impairment losses relating to goodwill can not be reversed in future periods.

e)  Business Combination – Banco Corpbanca Chile and Helm Corredor de Seguros S.A.

i.	General Operating Aspects

As part of the transaction with Helm, Corpbanca Chile, domiciled in Chile, acquired 80.00% of the shares with voting rights of Helm Corredor de Seguros S.A.

Helm Corredor de Seguros S.A. (HCS). This company, formed on January 16, 1985, is engaged in brokering insurance, under the supervision of the Colombian Financial Superintendency. It is domiciled in Bogota. This entity is not a subsidiary of Helm Bank S.A.

ii.	Main Reasons for the Purchase

With this acquisition, Corpbanca sought to expand regionally and simultaneously participate in the growing Colombian banking market as a complementary business whose potential is based on the sound economic prospects of that country.

iii.	Detail of Assets Acquired and Liabilities Assumed

The fair value of the identifiable assets and liabilities of Helm Corredores de Seguros S.A. as of the date of acquisition (August 6, 2013) was as follows:

MCh$
Total net identifiable assets at fair value	4,030
Non-controlling interest measured at fair value (using an income approach)	(2,278)
Intangible assets	1,797
Deferred income taxes	(616)
Goodwill arising from acquisition	6,171

Consideration transferred for the acquisition	9,104

Net cash received from subsidiary	419
Gross cash consideration	(9,104)

Net cash consideration paid	(8,685)

iv.	Important Matters Regarding the Acquisition

¡

The fair values presented here were calculated on a provisional basis determined by professionals that were independent from Corpbanca and Subsidiaries (the Group) and its external auditors, as well as independent among themselves. They took into account the same criteria described in i.a) to i.e and i.i), ii), iv), vi) and vii), for the business combination between Corpbanca Colombia and Helm.

¡	As of the acquisition date, no contingent liabilities were determined.

¡

Since the acquisition date, HCS contributed MCh$ 29 to net interest income, MCh$ 3,081 to net fees and commissions, MCh$ 3,111 to net operating income and MCh$ 901 to before tax profit for the period ended on

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

December 31, 2012. If the combination had occurred at the beginning of the period (January 1, 2013), revenue and net income of Banco Corpbanca Chile would have been MCh$ 457,716 and before tax profit for the period would have been MCh$ 232,600 (these amounts do not include the effects of the business combination with Helm and Subsidiaries). In determining these amounts, management has assumed that the provisional fair value adjustments originated on the date of acquisition would have been the same had the acquisition occurred on January 1, 2013.

¡

The goodwill of MCh$ 6,171 recognized as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the assets and activities of HCS. Goodwill was not expected to be tax deductible.

¡	The acquisition-related transaction costs, mainly legal fees and other external costs, were recognized by the parent company (Corpbanca Chile).

f) Reconciliation of Book Value of Goodwill.

Goodwill is tested annually to determine whether impairment exists (as of December 31, of each year) and when circumstances indicate that its book value may be impaired. This impairment is determined by evaluating the recoverable amount of each cash generating unit (or group of cash generating units) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its book value, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

The following table reconciles the book value of goodwill at the beginning and end of the period:

2013
MCh$
As of January 01, 2013 (Note 13)	214,540
Accumulated impairment losses at beginning of period	-
Increase in goodwill due to acquisitions during the period (*)	195,793
Net translation adjustments arising during the period	1,659
Close of amounts, measurement period	-
Impairment losses recognized during the period	-

As of December 31, 2013 (Note 13)	411,992

* Goodwill Helm and Subsidiaries (MCh$ 189,622) + Goodwill Helm Corredores de Seguros (MCh$ 6,171). See Note 12 letter b).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 13 -      INTANGIBLE ASSETS

i)  Intangible assets as of December 31, 2012 and 2013 consist of the following:

	As of December 31, 2012
Concept	Useful life years	Remaining amortization years	Final gross balance	Amortization and impairment for the Year	Net Carrying amount
			MCh$	MCh$	MCh$

Integrated banking system(1)	15	4	6,543	(1,175)	5,368
Computer equipment system or software	3	1	13,918	(2,958)	10,960
IT Projects	6	4	13,550	(1,476)	12,074
CorpBanca Colombia acquisition
-Goodwill			214,540	-	214,540
-License			49,630	-	49,630
-Other intangibles	6	6	4,193	(475)	3,718
-Customer relationship			196,605	(4,614)	191,991
Other projects	5	4	1,227	(202)	1,025

Total			500,206	(10,900)	489,306

	As of December 31, 2013
Concept	Useful life years	Remaining amortization years	Final gross balance	Amortization and impairment for the Year	Net Carrying amount
			MCh$	MCh$	MCh$

Integrated banking system(1)	15	3	5,398	(1,181)	4,217
Computer equipment system or software			-	-	-
Projects	4	3	24,453	(9,010)	15,443
IT projects	8	6	27,058	(3,726)	23,332
Acquisition of Banco Corpbanca Helm
-Goodwill			411,992	-	411,992
-License			50,567	-	50,567
-Other intangibles	4	4	19,308	(638)	18,670
-Customer relationship			326,382	(14,804)	311,578
Other projects	6	4	1,372	(249)	1,123

Total			866,530	(29,608)	836,922

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

ii) The changes in the intangible assets during 2012 and 2013 is as follows:

	Integrated banking system	Computer equipment system or software	IT Projects	Intangible arising from business combination- Colombia (*)	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2012	6,524	309	4,395	-	1,011	12,239
Purchases	33	6,057	8,834	485,234	578	500,736
Retirements	-	-	-	-	-	-
Amortization (note 31 a))	(1,175)	(2,958)	(1,476)	(5,089)	(202)	(10,900)
Exchange differences	(14)	-	321	(20,266)	(362)	(20,321)
CorpBanca Colombia acquisition (*)	-	7,552	-	-	-	7,552

Balances as of December 31, 2012	5,368	10,960	12,074	459,879	1,025	489,306

	Integrated banking system	Computer equipment system or software	IT Projects	Intangible arising from business combination- Colombia (**)	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2013	5,368	10,960	12,074	459,879	1,025	489,306
Purchases	19	7,691	15,119	343,974	436	367,239
Retirements	-	-	(135)	-	-	(135)
Amortization (note 31 a))	(1,181)	(9,010)	(3,726)	(15,442)	(249)	(29,608)
Exchange rate differences	-	-	-	4,396	-	4,396
Other	11	(704)	-	-	(89)	(782)
Group Helm acquisition (*)	-	6,506	-	-	-	6,506

Balances as of December 31, 2013	4,217	15,443	23,332	792,807	1,123	836,922

(*)At December 31, 2012 and expressed in MCh$, intangible assets before depreciation and exchange differences on translation amounted to MCh$485,234, which are as follows: goodwill MCh$218,196, license MCh$52,018 (indefinite useful life) and other intangibles of MCh$4,588 (6 years of useful life) and customer relationship of MCh$195,610 (22 years of useful life) generated by the purchase of Corpbanca Colombia and goodwill MCh$5,026 and customer relationships of MCh$9,796 (38 years of useful life) generated by the purchase of Corpbanca Investment Trust Colombia S.A. (CITRUST).

(**) As of December 31, 2013 and expressed in MCh$, intangible assets before amortization and the effects of exchange differences expressed in MCh$ totaled MCh$ 343,974, detailed as follows: Goodwill of MCh$189,622, customer relationships for MCh$133,039 (10 years of useful life) and brands for MCh$13,345 (5 years of useful life) (total of MCh$146,384) resulting from the purchase of Helm Bank and Subsidiaries. This also includes goodwill of MCh$ 6,171 and other intangible assets arising from the business combination of MCh$ 1,797(3 years of useful life) resulting from the purchase of Helm Corredores de Seguros. These business combinations are detailed further in Note 12 “Investments in Other Companies”.

See more information Consolidate Statements of Cash Flow.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

iii)	As of December 31, 2012 and 2013, the Bank has entered into the following contractual commitments for the acquisition of intangible assets:

	2012	2013
	MCh$	MCh$

License detail:
Business object Borja Consultores Ltda.	-	981
Ingram Micro Chile S.A.	-	668
Licenciamiento Plataforma Cognos	307	-

iv) Impairment

At each reporting date, Banco Corpbanca will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

The entity will conduct impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current year, it will be tested for impairment before the year ends.

Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized; goodwill acquired in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 “Impairment of Assets”, annual impairment testing is permitted for a CGU to which goodwill has been allocated, or at any time for intangible assets with indefinite useful lives, as long as they are carried out at the same time each year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

Corpbanca and its subsidiaries conducted impairment testing for intangible assets with indefinitive lives, including intangible assets that were still not in use, and concluded that no impairment exists (See Note 31).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 14 -      PROPERTY, PLANT AND EQUIPMENT

a)  Property, plant and equipment as of December 31, 2012 and 2013 is as follows:

	As of December 31, 2012
Item	Useful life years	Remaining amortization years	Final gross balance	Depreciation and impairment for the Period	Net Carrying amount
			MCh$	MCh$	MCh$

Land and buildings	21	20	50,822	(3,755)	47,067
Equipment	5	4	9,675	(1,851)	7,824
Other	6	5	11,781	(1,586)	10,195
- Furnitures			3,055	(480)	2,575
- Leasing assets			2,250	(354)	1,896
- Others			6,476	(752)	5,724

Total			72,278	(7,192)	65,086

	As of December 31, 2013
Item	Useful life years	Remaining amortization years	Final gross balance	Depreciation and impairment for the Period	Net Carrying amount
			MCh$	MCh$	MCh$

Land and buildings	21	18	80,941	(6,535)	74,406
Equipment	5	4	14,978	(3,457)	11,521
Other	9	4	15,003	(2,688)	12,315
- Furnitures			6,344	(1,337)	5,007
- Leasing assets			1,896	(354)	1,542
- Others			6,763	(997)	5,766

Total			110,922	(12,680)	98,242

The useful lives presented herein are the remaining lives of the Bank’s building, equipment, and other property, plant, and equipment as of the transition date to IFRS (January 1, 2009). The useful lives presented in Note 1 m) are all of the useful lives of the Bank’s property, plant, and equipment. Such useful lives have been determined based on our expected use considering the quality of the original construction, the environment in which the assets are located, the quality and degree of maintenance carried out, and appraisals performed by external specialists who are independent of the Bank which have been taken into consideration by management to determine the useful lives of our buildings.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

b)  The changes in property, plant and equipment during 2012 and 2013 is as follows:

	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2012	44,100	5,163	7,962	57,225
Purchases	2,335	3,335	2,323	7,993
Retirements	(3,704)	(1,508)	(578)	(5,790)
Depreciation (31 a))	(3,755)	(1,851)	(1,586)	(7,192)
CorpBanca Colombia acquisition	8,092	2,692	2,075	12,859
Other	(1)	(7)	(1)	(9)

Balances as of December 31, 2012	47,067	7,824	10,195	65,086

	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	47,067	7,824	10,195	65,086
Purchases	6,667	3,009	1,425	11,101
Retirements	(20,240)	(47)	-	(20,287)	(*)
Depreciation (31 a))	(6,535)	(3,457)	(2,688)	(12,680)
Acquisition Helm Group	46,977	4,071	3,254	54,302
Other	470	121	129	720

Balances as of December 31, 2013	74,406	11,521	12,315	98,242

(*) Retirements include sales of branches during 2013, detailed as follows:

Sales of Branches in 2013 (MCh$)
	Number of Branches	Sale Value	Book Value		Gain on Sale
Total	31	42,046	18,792	(*)	23,254	(**)

(**) The gain on the sales of branches is part of the amount reflected in Note 32 a).

c)	As of December 31, 2012 and 2013, the Bank holds operating lease contracts that cannot be unilaterally terminated. The future payment information is detailed as follows:

Future Operating Lease Payments
Land, Buildings and Equipment
	Up to 1 Year	From 1 to 5 Year	Over 5 Years	Total
	MCh$	MCh$	MCh$	MCh$

As of December 31, 2012	5,847	21,145	23,511	50,503
As of December 31, 2013	7,653	25,996	35,275	68,924

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

d)	As of December 31, 2012 and 2013, the Bank holds finance lease contracts that cannot be rescinded or unilaterally terminated. The future payment information is detailed as follows:

Future Financial Leasing Payments
Land, Buildings and Equipment
	Up to 1 Year	From 1 to 5 Year	Over 5 Years	Total
	MCh$	MCh$	MCh$	MCh$

As of December 31, 2012	589	860	-	1,449
As of December 31, 2013	486	770	-	1,256

e)

As of December 31, 2013 and 2012, the Bank and its subsidiaries have no restrictions on property, plant and equipment. In addition, no property, plant and equipment have been given in guarantee for compliance of any obligations. There are also no amounts owed by the Bank on property, plant and equipment as of the aforementioned dates.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 15 -      CURRENT TAXES

a)  Current income tax provision

At the end of each year the bank recognizes an Income Tax Provision, which is determined based on the currently enacted tax legislation. Current taxes payable recognized as of December 31, 2013 was MCh$45,158 (MCh$9,057 as of December 31, 2012). The income tax provision (net of recoverable taxes) is as follows:

	As of December 31, 2012	As of December 31, 2013
	MCh$	MCh$

Income tax.	31,913	82,327
Corpbanca Colombia acquisition	4,192	(2,421)
Less:
Monthly Provisional Payment	(23,675)	(30,458)
Tax credit for training costs	(1,595)	(1,006)
Tax credit for donations	(315)	(394)
Tax credit for property taxes on leased real estate assets	(993)	(519)
Other taxes to be recovered (1)	(470)	(2,371)

Total	9,057	45,158

(1) Corresponds to tax refunds of prior years

b)  Effect on income

The tax expense for the years ended December 31, 2011, 2012 and 2013 is comprised of the following items:

	As of December 31,
	2011	2012	2013
	MCh$	MCh$	MCh$

Income Tax expense
Current tax expense	(21,099)	(31,913)	(82,327)

Deferred taxes
Deferred tax expenses/ (benefit)	(1,963)	9,488	18,940

Subtotal	(23,062)	(22,425)	(63,387)

Others	(241)	(488)	(1,104)

Net expense for income taxes	(23,303)	(22,913)	(64,491)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

c)  Effective tax rate reconciliation

The table below represents the effective tax rate reconciliation for the years ended December 31, 2011, 2012 and 2013.

The main tax rates of countries reported consolidated are: Chile 20%, Colombia 34%, U.S. 34% (The statutory rates).

	As of December 31
	2011		2012		2013
	Tax Rate	Amount	Tax Rate	Amount	Tax Rate	Amount
	%	MCh$	%	MCh$	%	MCh$

Calculation of statutory rate	20	28,124	20	28,413	20	47,946
Other permanent diferences (*)	(2)	(3,315)	(7)	(10,381)	(9)	(21,746)
Rate change income tax	(1)	(1,750)	-	204	-	82
Effect subsidiary rates Colombia - New York (**)
	-	244	3	4,677	17	38,209

	17	23,303	16	22,913	27	64,491

(*)This line includes the foreign exchange effect related to the Colombia and New York entities (foreign exchange gain of MCh$11,197 in 2013 and a foreign exchange loss of MCh$7,048 in 2012).

(**) This line reflects the differences in tax rates in other jurisdictions.

d)  Other comprehensive income – tax effects

The table below sets for a summary of the deferred tax effect on other comprehensive income for the years ended December 31, 2011, 2012 and 2013, which consists of the following items:

Tax effect of “OCI” that will be reclassified to profit in subsequent periods:

		As of December 31,
	Note	2011	2012	2013
		MCh$	MCh$	MCh$

Financial assets available-for-sale		461	888	(911)
Hedge of a net investment in New York Branch	8b)	220	(147)	568
Cash Flow hedge		298	(361)	842

Total charge to other comprehensive income	23f)	979	380	499

“OCI” that will not be reclassified subsequently to profit or loss:

	As of December 31,
	2011	2012	2013
	MCh$	MCh$	MCh$

Remeasurement of defined benefit obligation	-	(10,301)	3,300
Income tax relating to defined benefit obligation	-	3,440	(1,122)

Total	-	(6,861)	2,178

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

e)  Effect of deferred taxes

Below are the effects of deferred taxes on assets and liabilities assigned as a result of timing differences (*):

	As of December 31,
	2012			2013
	Assets	Liabilities	Net	Assets	Liabilities	Net
Concepts:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Provisions for loans losses	22,258	-	22,258	26,167	-	26,167
Accrued interest and inflation-indexing related to past-due loan portfolio	3,500	-	3,500	3,401	-	3,401
Unearned Price differences	134	-	134	93	-	93
Employees related provisions	4,837	-	4,837	4,316	-	4,316
Subsidiary tax loss	2,577	-	2,577	3,553	-	3,553
Depreciation of plant and equipment	-	(3,508)	(3,508)	-	(1,653)	(1,653)
Leases and other	-	(32,723)	(32,723)	-	(34,249)	(34,249)
Corpbanca Colombia Intangibles	-	(78,203)	(78,203)	-	(117,168)	(117,168)
Other Intangibles Corpbanca Colombia	-	-	-	23,326	-	23,326
Other	7,278	(6,280)	998	28,362	(26,397)	1,965

Total net asset (liability)	40,584	(120,714)	(80,130)	89,218	(179,467)	(90,249)

(*) This note incorporates the deferred tax balances of Corpbanca Colombia and its subsidiaries, which in the case of companies in Colombia, fluctuations in such balances from the date of acquisition forward are recognized in the income statement (see Note 12 “Investments in other companies”, letter b” Business Combination”).

On July 29, 2010 was enacted in Chile Law No. 20,455, “Amends several laws to obtain resources for financing the reconstruction of the country”, and was published in the “Diario Oficial” on July 31, 2010. This law, among other things, established a temporary increase of the tax rate for years 2011 and 2012 (to 20% and 18.5%, respectively) and back again to 17% by 2013.

Law 20630 of Chile, which introduced tax reforms to finance the education system and also to improve the tax system by closing loopholes and eliminating certain tax exemptions became effective on September 27, 2012. The main change was that tax rate was increased from 17% to 20%, this new rate is applicable from January 1, 2012.

As a result of the change in the tax rate its effect on deferred tax assets and liabilities to be reversed in those years in comparison with those calculated previously, the Company recognizes a credit to income tax of MCh$82 at December 31, 2013 (MCh$204 at December 31, 2012, charge of MCh$1,750 at December 31, 2011).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 16 -      OTHER ASSETS

a) The detail of other assets is as follows:

	As of December 31, 2012	As of December 31, 2013
	MCh$	MCh$

Rentals in advance (1)	20,715	19,067
Accounts and Notes receivable	49,397	101,087
Prepaid expenses	14,105	20,952
Projects under development (2)	14,529	24,688
Assets for Leasing (3)	17,123	46,768
Assets received in lieu of payment (4)	4,038	4,347
Exchange documents without presence	1,960	1,213
Guarantees constituted due toa threshold effect (5)	18,635	50,832
Other	9,401	24,164

Total	149,903	293,118

(1)	Rent paid in advance for SMU ATMs (See Note 33.b)
(2)	Information system and other projects under development.
(3)

Fixed assets available for delivery under the financial leases. Within this item, are included items recovered from leasing kept for sale, corresponding to computers, furniture, and transportation equipment. These assets are available for a sale and have a high probability of being sold. For most of such assets, the Bank expectes to complete the sale within one year from the date when the assets are classified as available for sale and/or lease assets recovered held for sale.

(4)

The provisions for assets received in lieu of payment are recorded as a provision for the difference between initial value and any additions or currency restatement and its realizable value, where the former is greater. See letter b) below

(5)	Guarantees for financial transactions.

b)  The change due to received assets in lieu of payment during 2012 and 2013 is as follows:

	As of December 31,
	2012	2013
	MCh$	MCh$

Balance as of January 1	3,497	4,038
Receipts	4,214	4,171
sales	(3,659)	(3,813)
Provision	(14)	(49)

Balance as of December 31	4,038	4,347

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 17 -      CURRENT ACCOUNTS, DEMAND DEPOSITS, TIME DEPOSITS AND SAVING ACCOUNTS

As of December 31, 2012 and 2013, current accounts and demands deposits consist of the following:

	As of December 31,
	2012	2013
	MCh$	MCh$
a) Current accounts and demand deposits

Current Accounts	839,588	1,468,622
Other deposits and sight accounts	84,179	1,737,779
Other sight liabilities	38,096	53,128
Advance payments received from customers	114,144	138,312
Other sight liabilities	36,668	53,542

Total	1,112,675	3,451,383

As of December 31, 2012 and 2013, time deposits and saving accounts consist of the following:

	As of December 31,
	2012	2013
	MCh$	MCh$
b) Time deposits and saving accounts

Time deposits	7,248,774	7,273,216
Deposits due	-	-
Term Savings Accounts	390,570	32,630
Other term creditor Balances	43,331	31,857

Total	7,682,675	7,337,703

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 18 -      BORROWINGS FROM FINANCIAL INSTITUTIONS

As of December 31, 2012 and 2013, borrowings from financial institutions include the following:

	As of December 31,
	2012	2013
	MCh$	MCh$

Loans obtained from financial institutions and the Chilean Central Bank	-	-

Subtotal	-	-

Loans obtained from local financial institutions

Bank of Tokyo Mitsubishi (Chile)	-	-

	-	-
Subtotal

Loans obtained from foreign financial institutions
Bank of America	50,896	49,182
Bank of Montreal Toronto	23,958	31,571
Banco Del Estado	9,594	5,264
Banco Latinoamericano de Comercio Exterior SA	19,191	10,573
Findeter S.A.-Financiera del Desarrollo Territorial	-	80,372
Bancoldex	46,920	59,821
Bank of New York	23,479	25,794
Banck of Nova Scotia	14,375	21,056
Banco de Bogota Miami Agency	9,606	-
Banco Latino Bladex	8,718	-
Banco de la producción S.A. Produbanco	-	28,463
OCBC Bank	7,187	21,056
Royal Bank of Scotland	21,562	18,424
Citibank N.A.	74,263	84,171
Commerzbank A.G.	60,947	91,908
Corporacion Andina de Fomento	22,774	26,003
Deutsche Bank USA	40,729	42,696
ING Bank N.V Amsterdam	10,474	54,095
HSBC England	4,797	13,160
JP Morgan Chase	15,815	10,528
Standard Chartered Bank	198,640	168,621
Sumitomo Mitsui	46,265	74,049
Toronto Dominion Bank	14,375	20,181
Wachovia Bank N.A.	24,024	26,049
Bladex Pamana	23,958	44,797
Banco Crédito del Peru	-	13,168
Fifth Third Bank	-	10,566
Mercantil Commercebank	19,312	15,266
Wells Fargo Bank	67,101	91,170
Swedbank	7,194	7,911
Ban Bogota Panama	4,792	-
Bancolombia	11,078	9,405
Banco Bogota - Colombia	-	1,505
Banco Bogota - Miami	1,492	-
Other banks	86,005	117,015

Subtotal	969,521	1,273,840

Total	969,521	1,273,840

The detail of borrowings from financial institutions by maturity is as follows:

	As of December 31,
	2012	2013
	MCh$	MCh$

Due within 1 year	766,891	1,159,661
Due within 1 year but within 2 years	166,218	30,018
Due within 2 year but within 3 years	31,934	11,270
Due within 3 year but within 4 years	2,987	8,975
Due within 5 year but within 5 years	1,423	8,639
Due after 5 years	68	55,277

	969,521	1,273,840

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 19 -      DEBT ISSUED AND OTHER FINANCIAL OBLIGATIONS

As of December 31, 2012 and 2013, the composition of these items is as follows:

	As of December 31,
	2012	2013
	MCh$	MCh$
Debt issued
Letters of credit	147,688	118,489
Bonds	1,044,124	1,521,952
Subordinated bonds	694,792	774,116

Subtotal	1,886,604	2,414,557

Other financial obligations
Public Sector liabilities	10,618	7,458
Borrowings from domestic financial institutions	5,932	8,227
Foreign Borrowings	1,570	1,122

Subtotal	18,120	16,807

Total	1,904,724	2,431,364

Debt classified as short term includes demand obligations or obligations that will mature in less than one year. All other debt is classified as long term, and is detailed as follows:

	As of December 31, 2012
	Long Term	Short Term	Total
	MCh$	MCh$	MCh$

Letters of credit	128,767	18,921	147,688
Bonds	929,949	114,175	1,044,124
Subordinated bonds	690,970	3,822	694,792

Debt issued	1,749,686	136,918	1,886,604

Other financial obligations	10,161	7,959	18,120

	As of December 31, 2013
	Long Term	Short Term	Total
	MCh$	MCh$	MCh$

Letters of credit	98,859	19,630	118,489
Bonds	1,464,497	57,455	1,521,952
Subordinated bonds	774,116	-	774,116

Debt issued	2,337,472	77,085	2,414,557

Other financial obligations	7,317	9,490	16,807

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The detail of letter of credit by maturity is as follows:

	As of December 31
	2012	2013
	MCh$	MCh$

Due within 1 year	18,922	19,630
Due after 1 year but within 2 years	17,172	15,187
Due after 2 years but within 3 years	16,485	11,040
Due after 3 years but within 4 years	14,178	11,513
Due after 4 years but within 5 years	12,380	9,186
Due after 5 years	68,551	51,933

Total mortgage finance bonds	147,688	118,489

The detail of bonds issued is as follows:

	As of December 31
	Expiration Date	Interest rate	Currency	2012	2013
				MCh$	MCh$

BCOR-J0606	01-06-2016	4.00%	UF	32,283	23,069
BCOR-L0707	01-07-2017	3.40%	UF	92,575	94,336
BCOR-M1207	01-06-2013	3.40%	UF	114,175	-
Bonds-R0110	09-07-2020	4.00%	UF	119,781	121,828
Bonds-AI0710	01-07-2020	3.00%	UF	108,325	111,246
Bonds-AD0710	01-07-2015	3.00%	UF	46,213	47,066
Bonds-Q0110	09-01-2015	3.60%	UF	112,565	113,310
Bonds-O0110	09-07-2015	6.30%		$22,839	22,966
Bonds-P0110	09-07-2020	7.30%		$23,957	23,917
BCORAE0710	01-07-2016	3.00%	UF	231,011	236,526
BCORAF0710	01-07-2017	3.00%	UF	140,400	143,288
BCORUSDD0118	15-01-2018	3.125%	US	-	382,465
Financial Flat rate Bonds	09-02-2016	12.36%	US	-	3,333
Financial Bonds UVR	03-08-2018	6.36%	US	-	14,210
Financial Bonds DTF	09-02-2014	6.08%	US	-	471
Financial Bonds IBR	03-08-2014	5.10%	US	-	24,293
Financial Bonds IPC	10-12-2019	6.18%	US	-	159,628

Total bonds				1,044,124	1,521,952

The detail of bonds issued by maturity is as follows:
				As of December 31
				2012	2013
				MCh$	MCh$

Due within 1 year				114,402	57,455
Due after 1 year but within 2 years				-	212,046
Due after 2 years but within 3 years				181,545	280,038
Due after 3 years but within 4 years				263,294	270,054
Due after 4 years but within 5 years				232,831	422,305
Due after 5 years				252,052	280,054

Total bonds				1,044,124	1,521,952

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The detail of subordinated bonds is as follows:

	As of December 31
	Expiration Date	Interest rate	Currency	2012	2013
				MCh$	MCh$

Series UCOR-Y1197	01-11-2022	6.50%	UF	8,502	8,076
Series UCOR-Z1197	01-11-2022	6.50%	UF	19,771	18,785
Series UCOR-V0808	01-08-2033	4.60%	UF	121,606	124,174
Series UCOR AA-0809	09-08-2035	4.90%	UF	111,700	113,915
Serie UCOR BN0710	01-07-2040	4.00%	UF	69,546	71,015
Serie UCOR BI0710	01-07-2035	4.00%	UF	27,271	27,817
Serie UCOR BL0710	01-07-2038	4.00%	UF	94,740	96,646
Serie UCORBF0710	01-07-2032	4.00%	UF	11,190	122,899
Serie UCORBJ0710	01-07-2036	4.00%	UF	120,235	11,436
Serie UCORBP0710	01-07-2042	4.00%	UF	32,670	33,379
Serie A - issued Corpbanca Colombia	30-03-2017	10.84%	COP	1,324	1,332
Serie A - issued Corpbanca Colombia	30-03-2019	10.79%	COP	588	592
Serie B - issued CorpBanca Colombia.	30-03-2017	IPC+6,35	COP	9,078	8,931
Serie B - issued CorpBanca Colombia.	30-03-2019	IPC+4,45	COP	27,703	27,507
Serie B - issued CorpBanca Colombia.	30-03-2017	IPC+4,45	COP	38,868	38,631
Serie AS10 - issued CorpBanca Colombia.	07-02-2023	IPC+3,89	COP	-	28,694
Serie AS15- issued CorpBanca Colombia.	07-02-2028	IPC+4	COP	-	40,288

Total subordinated bonds				694,792	774,116

The detail of subordinated bonds by maturity is as follows:

	As of December 31
	2012	2013
	MCh$	MCh$

Due within 1 year	-	-
Due after 1 year but within 2 years	-	-
Due after 2 years but within 3 years	-	10,340
Due after 3 years but within 4 years	10,402	66,482
Due after 4 years but within 5 years	66,571	-
Due after 5 years	617,819	697,294

Total subordinated bonds	694,792	774,116

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The detail of other financial obligations by maturity is as follows:

Other Financial Obligations
	As of December 31
	2012	2013
	MCh$	MCh$

Due within 1 year	2,027	1,263
Due after 1 year but within 2 years	363	552
Due after 2 years but within 3 years	841	125
Due after 3 years but within 4 years	466	386
Due after 4 years but within 5 years	522	734
Due after 5 years	7,969	5,520

Total long term obligations	12,188	8,580

The detail of other short term financial obligations is as follows:

Amounts due to credit card operators	5,932	8,227

Total short term financial obligations :	5,932	8,227

Total other financial obligations	18,120	16,807

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 20 -    PROVISIONS

As of December 31, 2012 and 2013 the Bank has recorded the following provisions and changes in its provisions:

a.  Other provisions

The provisions as of December 31, 2012 and 2013 are as follows:

	As of December 31
	2012	2013
	MCh$	MCh$

Provisions for employee benefits and salaries	73,088	80,801
Accrual for mandatory dividends	60,040	77,547
Allowances for contingencies	3,112	6,584

Total	136,240	164,932

Employee benefits and staff salaries

This item includes the following provisions related to: a) provisions for staff benefits and payroll, b) provisions compensation for years of service indemnities, c) provisions for other employee benefits (including defined benefit plan in Colombia) and d) provisions for vacations.

Mandatory Dividends

Corresponds to the minimum dividends to be paid.

Contingencies

Includes estimates for probable losses.

b.    The provision balance changes during 2012 and 2013, were as follows:

	As of December 31, 2012
	Employee benefits and staff salaries	Mandatory Dividends	Contingencies	Total

	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2012	4,801	36,855	374	42,030
Established provision	30,828	60,040	4,902	95,770
Provisions released	(9,655)	(36,855)	(6,606)	(53,116)
Colombia CorpBanca bank acquisition	47,114	-	4,577	51,691
Other changes	-	-	(135)	(135)

Balance as of December 31, 2012	73,088	60,040	3,112	136,240

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

	As of December 31, 2013
	Employee benefits and staff salaries	Mandatory Dividends	Contingencies	Total

	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2013	73,088	60,040	3,112	136,240
Established provision	45,893	77,547	107	123,547
Provisions released	(51,769)	(60,040)	(57)	(111,866)
Helm CorpBanca bank acquisition	11,231	-	12	11,243
Other changes	2,358	-	3,410	5,768

Balance as of December 31, 2013	80,801	77,547	6,584	164,932

Employee benefits and staff salaries are recorded in “Personnel salaries expenses.” Mandatory dividends are recorded against “Accrual for mandatory dividends” in the Shareholders Equity Statement, and the contingency provisions/(releases) are included in Other Operating (Expenses)/Income, depending on whether they are debit or a credit.

The provisión balance changes during 2012 and 2013, shown below (contingencies):

		As of December 31,
		2012	2013
		MCh$	MCh$

Balance as of January 1		374	3,112
Established provision	32b)	4,902	107
Provisions released	32a)	(6,606)	(57)
Acquisition Helm		4,577	12
Other		(135)	3,410

Balance as of December 31		3,112	6,584

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

c.     Provisions employee benefits and staff salaries

	As of December 31,

	2012		2013
	MCh$		MCh$

Provision for severance indemnities	52,205	(*)	47,435	(*)
Provision for other employee benefits	15,365		26,088
Provision for vacations	5,518		7,278

Total	73,088		80,801

(*) In 2013, this amount includes amounts for MCh$3,349 (MCh$3,073 in 2012) (Long-term employee benefits) and MCh$43,815 (MCh$49,067 in 2012) (Retirement benefit plan) from the Colombian subsidiaries.

i) Long-term employee benefits

The Bank’s employees are entitled to receive years of service awards starting with the 5th year employment anniversary and each five years thereafter. This award is paid in the month when the employee celebrates his/her corresponding employment anniversary.

1.-Assumptions used

The main assumptions used in the valuation are presented in the following tables:

Summary of economic assumptions

	As of December
	2012 2013
	% %
Discount rate(s)	6.50	5.75
Expected rate(s) of salary increase	5.5	5.0

Summary of key demographic hypotheses

Retirement Age	55 years (men) and 50 years (women), both with 20 years of service or 30 years of service with no age requirement.
Mortality	RV-08 mortality table “Annuitants Valid” Colombian market.

2.-Methodology

Cost Method

To determine the cost of benefits, the method of the projected unit credit was used (to be described, as well as treatment costs).

Method applied to assets

The plan does not have its own assets.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Financing

This plan is financed entirely by the stocks included in the statement of financial position of the entity.

Others

For fiscal year 2013, it is assumed that the nominal discount rate decreases from 6.5% to 5.75% annual. Additionally, the rate of wage increase of 5.5% decreased to 5.0% annual. Other assumptions (economic and demographic) are equal to those used in the previous year.

The movements in the present value of the defined benefit obligation and the amounts recognized in the statement of income in respect of this award are determined using the projected unit credit method and consisted of the following:

Changes in provision	As of December 31,
	2012	2013

	MCh$	MCh$

Present value of the liability at the beginning of fiscal year	2,658	3,073
Increase in existing provision	808	667
Payments	(393)	(419)
Effect of change in actuarial factors	-	-
Others	-	28

Total	3,073	3,349

Cost of net profit	As of December 31,
	2012	2013

	MCh$	MCh$

Current service cost	622	479
Interest expense on obligation	186	188
Effect of change in actuarial factors	-	-

	808	667

ii) Retirement benefit plan

The retirement pension liability is recorded based on the present value of the pension obligation for employees who meet certain statutory requirements as to age, length of service and other, determined in accordance with actuarial adjustments under the existing Colombian law.

The present value of the defined benefit obligation was measured using the Projected Unit Credit Method and Other long-term employee benefits.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

1.- Assumptions used:

The principal assumptions used in the valuation are presented in the following tables:

Summary of economic hypotheses

	As of December 31,
	2012	2013

	%	%

Discount rate(s)	6.50	6.75
Expected rate(s) of salary increase	5.5	5.0
Inflation rate	3.5	3.0
Increase of pensions (nominal)	3.0	3.0

2.-Methodology

Cost Method

To determine the cost of benefits, the method of the Projected Unit Credit (PUC) was used, according to the provisions of IAS 19 (revised 2011). Under the PUC method, the “projected accrued benefit” is calculated for each benefit. For all active members of the plan, the “projected accrued benefit” is based on the formula of the Plan and the years of service to the date of calculation, but using a salary average, social security benefits and others, projected to the age at which it is assumed that the employee will no longer provide services. The defined benefit obligation is the present value of the “projected benefits accrued”.

The service cost is the amount of benefits earned in the year by the active members as a result of a year of credited service value.

The interest cost for the year is the interest on the defined benefit obligation.

Method applied to assets

The plan does not have its own assets

Financing

This plan is financed entirely by the stocks included in the statement of financial position of the entity.

Others

Actuarial results are explained mainly due to the increase in the discount rate (6.75% in 2013 compared to 6.5% in 2012 and the decline in the growth scenario of pensions in payment (3.0% in 2013 compared to 3.5% in 2012).

Amounts recognized in the income statement in respect of these defined benefit plans were as follows:

Changes in provision	As of December 31,
	2012	2013

	MCh$	MCh$

Present value of the liability at the beginning of fiscal year	40.892	49.067
Increase in existing provision	3.455	3.073
Payments	(5.581)	(5.476)
Effect of change in actuarial factors	10.301	(3.300)
Others	-	451

Total	49.067	43.815

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Cost of net profit	As of December 31,
	2012	2013

	MCh$	MCh$

Current service cost	-	-
Interest expense on obligation	3.455	3.073
Effect of change in actuarial factors	10.301	(3.300)

	13.756	(227)

iii) Actuarial Valuation Nature

Future actuarial calculations may differ with respect to the calculations presented, due to the following factors:

—	The experience of the plans differ from those anticipated by economic and demographic hypotheses selected.
—	Changes in economic and demographic assumptions.
—	Increases or decreases expected as a natural part of the operation of the methodology for these calculations (example, the end of the amortization period or additional costs based on the funding status of the plan).
—	Changes in the characteristics of the plan or applicable law, and

According to the above, there are no significant events affecting the results presented since the last valuation.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 21 -    OTHER LIABILITIES

As of December 31, 2012 and 2013, other liabilities are as follows:

	As of December 31,
	2012	2013
	MCh$	MCh$

Accounts payable for Helm TOB (1)	-	83.998
Accounts and notes payable (2)	46.173	61.030
Dividends payable	296	307
Unearned income	2.300	6.000
Valuation adjustments of hedging (3)	10.083	1.010
Various creditors	14.101	5.987
Provision for commissions and consulting fees	1.640	1.212
Guarantees given by threshold effect	-	19.110
Other liabilities	5.275	6.853

Total	79.868	185.507

(1)	Accounts payable for the Helm TOB (see detail in Note 12 d ) “Investments in Other Companies” and Note 38 “Subsequent Events”).

(2)

Group obligations for business operations, such as withholding taxes, social security contributions, balances due on purchases of materials, balances due on obligations for leasing contracts for acquisition of fixed assets and other.

(3)	Corresponds to the changes in fair value of hedged items under fair value hedges.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 22 -     CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES

a)	Off-balance commitments and responsibilities:

The Bank, its subsidiaries and its New York branch maintain off-balance sheet accounts as follows:

	As of December 31 2012	As of December 31 2013
	MCh$	MCh$
CONTINGENT LOANS	2,396,064	2,751,929
Collaterals and Guarantees	239,800	200,759
Collaterals and Guarantees in Chilean currency	-	-
Collaterals and Guarantees in foreign currency	239,800	200,759
Confirmed foreign letters of credit	19,604	15,762
Letters of credit	80,076	99,031
Performance bonds	674,263	761,728
Interbank letters of guarantee	-	-
Cleared lines of credit	1,031,903	1,399,496
Other credit commitments	350,418	275,153
Other contingent loans	-	-
THIRD PARTY OPERATIONS	660,249	1,279,978
Collections	27,016	22,602
Foreign Collections	18,770	13,607
Domestic Collections	8,246	8,995
Placement or sale of financial securities	-	-
Placement of public securities issues	-	-
Sale of bank transaction letters of credit	-	-
Other security sales	-	-
Transferred financial assets administered by the bank	41,373	230,511
Assets assigned to Insurance Companies	41,373	37,156
Securitized assets	-	-
Other assets assigned to third parties	-	193,355
Third party funds under management	591,860	1,026,865
Financial assets under management on behalf of third parties	591,860	1,026,865
Other assets under management on behalf of third parties	-	-
Financial assets acquired in own name	-	-
Other assets acquired in own name	-	-
SECURITIES CUSTODY	585,424	536,341
Securities in custody held by the bank	88,672	113,895
Securities in custody deposited in another entity	410,904	334,752
Bank-issued Securities	85,848	87,694
Term deposit notes	85,848	87,694
Saleable letters of credit	-	-
Other documents	-	-
COMMITMENTS	-	-
Underwriting transaction guarantees	-	-
Asset acquisition commitments	-	-

Total	3,641,737	4,568,248

The information above only includes the most significant balances.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

b) Pending litigation

As of December 31, 2013 and 2012, there were lawsuits pending against the Bank relating to loans and other matters. In the opinion of management and the Bank’s legal counsel there were no probable material contingent losses to disclose or possible material contingent losses recorded or to be disclosed.

c) Contingent loans

The following table details the Bank’s contractual obligations:

	As of December 31
	2012	2013
	MCh$	MCh$
Sureties and guarantees	239,800	200,759
Letters of credit	80,076	99,031
Confirmed foreign letters of credit	19,604	15,762
Performance bonds	674,263	761,728
Amounts available on lines of credit and credit cards	1,031,903	1,399,496
Appropriations for Higher Education Law No. 20,027	319,111	224,265
Other	31,307	50,888

Total	2,396,064	2,751,929

d) Assets held in custody

The Bank holds the following assets under management:

	As of December 31
	2012	2013
	MCh$	MCh$
Notes under collection	27,016	22,602
Financial assets transferred to and managed by the bank	41,373	230,511
Third party resources managed by the bank	591,860	1,026,865
Securities held in custody	585,424	536,341

Total	1,245,673	1,816,319

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

e) Guarantees

e.1) Corpbanca

Assets given as collateral

	As of December 31
	2012	2013
	MCh$	MCh$
Securities	17,549	2,766
Deposits	—	9
Other	5,619	10,888

Total amount given as collateral	23,168	13,663

e.2) Corpbanca Corredores de Bolsa S.A. (CCB)

Direct Commitments. As of December 31, 2013 and 2012, the Company does not have any direct commitments.

Guarantees constituted over Assets Established in Favor of Third-Party Obligations. As of December 31, 2013 and 2012, the Company does not have any real guarantees in assets established in favor of third parties.

Personal Guarantees. As of December 31, 2013 and 2012, the Company has not granted any personal guarantees.

Operating Guarantees

In compliance with articles 30 and 31 of Law No. 18,045 (Securities Market Law), the Company has established a guarantee of UF 4,000 maturing April 22, 2014, through Compañía de Seguros de Crédito Continental S.A., designating the Santiago Stock Exchange as its depositary and custody institution.

On September 29, 2012, an employee fidelity insurance policy with US$ 10,000,000 in coverage from CHUBB de CHILE Compañía de Seguros Generales originally expiring September 29, 2012, was extended. The new policy matured September 29, 2013 and its direct beneficiary was Corpbanca Corredores de Bolsa S.A. On September 29, 2013, this policy was extended for 30 days until October 29, 2013.

On October 29, 2013, an employee fidelity insurance policy with US$ 10,000,000 in coverage was purchased from ORION SEGUROS GENERALES, expiring October 29, 2014.

The Company has shares in the stock exchanges to guarantee simultaneous operations for a total of MCh$ 10,887 (MCh$ 17,646 in December 2012), which was complemented in December 2012 with MCh$ 501 in fixed income instruments.

The company has established guarantees for US$ 100,000 equivalent to MCh$ 53 and US$ 30,137.69 equivalent to MCh$ 16 (US$ 100,000 equivalent to MCh$ 48 and US$ 30,137.69 equivalent to MCh$ 14 in December 2012) to guarantee transactions with foreign traders.

The Company has fixed income instruments and cash deposits in the Santiago Stock Exchange to guarantee transactions in the Securities Settlement and Clearing House that totaled MCh$ 2,766 and MCh$ 1,378, respectively, in December 2013 (MCh$ 5,047 and MCh$ 0 in December 2012).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

e.3) Corpbanca Agencia de Valores

Direct Commitments. As of December 31, 2013 and 2012, the Company does not have any direct commitments.

Guarantees constituted over Assets Established in Favor of Third-Party Obligations As of December 31, 2013 and 2012, the Company does not have any real guarantees in assets established in favor of third parties.

Personal Guarantees. As of December 31, 2013 and 2012, the Company has not granted any personal guarantees.

Operating Guarantees

In compliance with article 30 of Law No. 18,045 (Securities Market Law), the Company has established a guarantee of UF 4,000 maturing December 01, 2014 through Mapfre Garantía y Crédito S.A. Compañía de Seguros, designating Corpbanca as a depositary and custody institution.

On September 1, 2011, the Company established an additional guarantee of UF 24,000 maturing June 30, 2012 through Mapfre Garantía y Crédito S.A. Compañía de Seguros, designating Corpbanca as its depositary and custody institution. In addition, during the month of March, the Company expanded the amount of that policy by UF 15,000, for a total of UF 39,000. On June 30, 2012, the Company renewed this additional policy for UF 39,000 from Mapfre Garantía y Crédito S.A. and expanded it to UF 54,000 maturing June 30, 2013, designating Corpbanca its depositary and custody institution. On June 30, 2013, the additional policy was renewed with Mapfre Seguros Generales S.A., reducing the amount insured to UF 26,000 maturing June 30, 2014.

f) Other Liabilities

f.1) Corpbanca

•

The Bank is authorized to transfer to its customers any obligations for deferred customs duties arising from imports of leased assets. These transfers take place with prior authorization from the National Customs Service. As of December 31, 2013 and 2012, the Bank has not transferred any customs duties obligations to its customers.

As of December 31, 2013, lease agreements for assets that have not been delivered amount to MCh$ 99,663 (MCh$ 87,806 in December 2012).

f.2) Corpbanca Corredores de Seguros

¡

In order to comply with Art. 58, letter d) of DFL 251 of 1930, which states, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Superintendency of Securities and Insurance, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties that contract policies through the brokerage house”, the Company has contracted the following policies through Consorcio Nacional de Seguros S.A.:

2013

Effective date April 15, 2013 and expiration April 14, 2014:

Policy	Insured item	Insured Amount ( UF)

10022061	Civil Liability	60,000
10022060	Guarntee	500

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

2012

Effective date April 15, 2012 and expiration April 14, 2013:

Policy	Insured item	Insured Amount ( UF)

10022061	Civil Liability	60,000
10022060	Guarntee	500

f.3) Corpbanca Administradora General de Fondos S.A

•

On October 29, 2013, Corpbanca Administradora General de Fondos S.A. purchased a bankers blanket bond with Compañía Orion Seguros Generales, to insure itself against employee fraud, expiring October 29, 2014. The policy provides coverage of US$ 5,000,000 per claim and an annual aggregate of US$ 10,000,000.

•

On September 27, 2013, Corpbanca Administradora General de Fondos S.A. extended the employee fidelity insurance policy it had with Chubb de Chile Compañía de Seguros Generales S.A., until October 29, 2013.

•

On January 25, 2013, Corpbanca Administradora General de Fondos S.A. issued a bank guarantee to guarantee capital in favor of the beneficiaries of the Private Investment Fund Corp Inmobiliario I to be exclusively used in accordance with articles 226 and 227 of Law 18,045.

The guarantee is for UF 10,000.0000 (equivalent in pesos to MCh$ 228) and it expires on January 10, 2014.

•

On January 24, 2013, Corpbanca Administradora General de Fondos S.A. issued a bank guarantee to guarantee capital in favor of the beneficiaries of the Private Investment Fund Corp Inmobiliario II to be exclusively used in accordance with articles 226 and 227 of Law 18,045.

The guarantee is for UF 10,000.0000 (equivalent in pesos to MCh$ 228) and it expires on January 10, 2014.

•

On October 9, 2012, Corpbanca Administradora General de Fondos S.A. issued a bank guarantee from Banco Santander to guarantee faithful and timely compliance of portfolio management obligations and payment of employment and social security obligations for the contracting party’s employees, expiring March 31, 2016. The amount of the guarantee is UF 15,000.0000, equivalent in pesos to the total in UF as of the date of payment and without interest in favor of the Chilean Development Corporation, Taxpayer ID 60,706,000-2.

•

On September 29, 2012, Corpbanca Administradora General de Fondos S.A. extended the employee fidelity insurance policy it had with Chubb de Chile Compañía de Seguros Generales S.A., maturing September 29, 2013. The amount of the policy is US$ 10,000,000.

g) Others

g.1 Corpbanca Corredores de Bolsa S.A.

During the years ended December 31, 2013 and 2012, the Company and/or its Chief Executive Officer received the following sanctions:

a. The Company and CEO were sanctioned by the SVS through Exempt Ruling 352 of September 10, 2012, for violating NCG 12; Ruling1,819 second paragraph, number 2; the Manual of Rights and Obligations of Stock Brokers of the Santiago Stock Exchange, Ruling1,920 of 2009 and Internal Communication 10,659 of the Santiago Stock Exchange, mainly for not maintaining up to date customer records, not having copies of the national ID cards for some customers, having incomplete contracts and other matters. No court or administrative recourse was filed against this sanctioning Ruling.

b. The Company was sanctioned by the SVS through Exempt Ruling 461 of December 14, 2012, which was notified on December 20, 2012, for violating the provisions of the first paragraph of article 33 of the Securities Market Law in relation to article 188 of the Santiago Stock Exchange Regulations, for not having a customer’s consent to annul a stock purchase on the Santiago Stock Exchange for Ch$4,450,750. No court or administrative recourse was filed against this sanctioning Ruling.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

c. The Company received a warning from the Best Practices Committee of the Santiago Stock Exchange via a Ruling dated December 17, 2012 and notified on December 19, 2012, in case number 58/12 brought by Alejandro Hernández Ureta for a two day delay in refunding a balance in favor of the customer of MCh$1. No court or administrative recourse was filed against this sanctioning Ruling.

d. The Company received a sanction from the Best Practices Committee of the Santiago Stock Exchange via a Ruling dated October 4, 2013 and notified on October 9, 2013, in case number 64-2012, regarding 24 advances for simultaneous operations performed by the Company for its proprietary portfolio, in its role as short seller, that were not covered on the same day as indicated in the “Specific Audit Report of Matching of Custody and Simultaneous Operations of Corpbanca Corredores de Bolsa S.A. on February 29, 2012”, dated June 6, 2012. This committee fined the Company 300 UF. No court or administrative recourse was filed against this sanctioning Ruling and the fine was paid.

CCLV6 Sanctions as of December 31, 2013:

On December 10, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On December 3, 2013, the Company was fined 50 UF by the CCLV for hedge of net seller positions during the extraordinary period.

On November 29, 2013, the Company was sanctioned by the CCLV for hedge of net seller positions during the complement period.

On July 11, 2013, the Company was sanctioned by the CCLV for hedge of net seller positions during the complement period.

On July 4, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On July 1, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On May 24, 2013, the Company was sanctioned by the CCLV for hedge of net seller positions during the complement period.

On April 10, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On March 14, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On February 27, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On February 4, 2013, the Company was fined 21.54 UF by the CCLV for hedge of net seller positions during the verification period.

On January 28, 2013, the Company was sanctioned by the CCLV for hedge of net seller positions during the complement period.

6 Contraparte Central S.A. subsidiary Santiago Stock Exchange

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

On January 9, 2013, the Company was fined 50 UF by the CCLV for hedge of net seller positions during the extraordinary period.

CCLV Sanctions as of December 31, 2012:

On November 27, 2012, the Company was sanctioned by the CCLV for hedge of net seller positions during the complement period.

On November 14, 2012, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On October 1, 2012, the Company was sanctioned by the CCLV for hedge of net seller positions during the complement period.

On July 19, 2012, the Company was fined 15.48 UF by the CCLV for hedge of net seller positions during the verification period.

On February 22, 2012, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On January 11, 2012, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

During the same period, its Directors have not been sanctioned by any regulator.

g2 Corpbanca Administradora General de Fondos S.A

On December 19, 2013, the Chilean Treasury seized the funds deposited in account No. 1244905 at Corpbanca that the Company had in that bank for a past due tax obligation for MCh$22, according to Administrative File 10305-2013 (Las Condes). On December 27, 2013, the tax obligation was paid and release of the seizure will soon be requested.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 23 -     SHAREHOLDERS’ EQUITY

a) Movement in Shareholders’ equity accounts (attributable to equity holders of the Bank)

As of December 31, 2013, the Bank’s issued shares are represented by the following detail, ordinary shares authorized, subscribed and paid, with no par value, detailed below:

	Ordinary Shares 2012	Ordinary Shares 2013
	(number of shares)	(number of shares)

Issued as of January 1	250,358,194,234	293,358,194,234
Issuance of paid shares	43,000,000,000	47,000,000,000
Issuance of outstanding shares	-	-
Repurchase of Bank´s issued shares (treasury shares)	-	-
Sale of bank own issued shares	-	-

Total	293,358,194,234	340,358,194,234

Capital MCh$	638,234	781,559

Purchase and sale of shares (treasury shares)

2012-2013

During the years presented there were no transactions related to the purchase and sale of treasury shares.

Authorized, subscribed and paid shares

2013

In an Extraordinary Meeting of the Board of Directors (January 15, 2013), the Board made the following agreements related to the Extraordinary Shareholders’ Meeting of Corpbanca held November 6, 2012:

•	To preferentially offer shareholders 47,000,000,000 common shares, with no par value.

•	To set the period for exercising the preferential right on these shares as January 16, 2013 to February 14, 2013.

•

To offer the issuance preferentially to the Bank’s shareholders, who will be entitled to subscribe 0.160213694 new shares for each share registered in the Shareholders’ Registry five working days before the beginning of the first preferential period.

•	In the preferential offer process, 100% of the shares offered were subscribed for a total of MCh$291,168[7]. This amount consists of MCh$ 143,325 in capital and MCh$ 147,843 in reserves.

7 Information shown in Statement of Cash Flows and Statement of Changes in Equity.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

2012

Authorized, subscribed and issued shares

•

The Extraordinary General Meeting of Shareholders (“EGA”) held on April 10, 2012, approved: a) Cancellation of the un-subscribed shares that were authorized pursuant to the terms agreed at the EGA held on January 27, 2011, reducing the Bank’s capital to 250,358,194,234 ordinary shares; and b) an increase in the Bank’s capital through the issuance of 48,000,000,000 new common shares without par value.

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

•

At the CorpBanca Special Shareholders´ meeting on November 6, 2012, it was agreed to: 1) cancel the unplaced capital increase and 2) ratify the final capital increase of Ch$638,234,417,559, divided into 293,358,194,234 common shares fully subscribed and paid through the issuance of 47,000,000,000 common shares of no par value payment.

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

•

The preferential offer periods (all of them during the year 2011) will be as follows: (i) first period—from June 3rd to July 2nd; (ii) second period—from July 3rd to August 1st; and (iii) third period—from August 2nd to August 31st.

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

•	During the period from June to August 2011, a total of 23,448,903,657 subscribed and paid shares were issued for a total of MCh$172,594.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Capitalization of earnings

2011

At the Special Shareholder´s meeting held on January 27, 2011 it was agreed to capitalize retained earnings at December 31, 2009 in the amount of MCh$106,869.

2012

There was no capitalization of earnings in that year.

Distribution of dividends

2013

Regarding 2012 profit, at the EGSM held on March 7, 2013, shareholders agreed to distribute MCh$ 60,040 in earnings, representing 50% of profit for the year. The remaining 50% was left as retained earnings.

2012

Regarding 2011 profit, at the EGSM held on February 28, 2012, shareholders agreed to distribute MCh$ 122,849 in earnings, representing 100% of profit for the year.

2011

At the Bank’s Ordinary General Shareholder’s meeting held on February 28, 2012 it was agreed to a dividend distribution of MCh$122,849 equivalent to 100% of the net income for the year 2011.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

b) List of major shareholders

As of December 31, 2012 the list of major shareholders as follows:

	2012
	N° of Shares	Share %
Corp Group Banking S.A.	134,057,111,401	45.69741%		(1)	(	*)
Compañía Inmobiliaria y de Inversiones SAGA Limitada	22,132,275,510	7.54445%		(1)	(	*)
Corp Group Inversiones Bancarias Limitada	11,923,200,000	4.06438%			(	*)
Moneda S.A. AFI para Pionero Fondo de Inversión	8,819,044,000	3.00624%
Banco de Chile por cuenta de Terceros no Residentes	8,103,259,765	2.76224%
Sierra Nevada Investments Chile Dos Ltda.	7,806,400,000	2.66105%
Banco Itaú por cuenta de Inversionistas	6,731,191,399	2.29453%
Cía. de Seguros Corpvida S.A.	6,148,916,714	2.09604%			(	*)
SN Holding S.A.	5,413,342,266	1.84530%
Deutsche Bank Trust Company Americas (ADRS)	4,800,378,500	1.63635%
Banco Santander por cuenta de Inv. Extranjeros	4,569,792,478	1.55775%
CRN Inmobiliaria Limitada	4,094,312,030	1.39567%
AFP Provida S.A. para Fdo. Pensión C	4,008,710,262	1.36649%
Inv. Las Nieves S.A.	3,790,725,224	1.29218%
CorpBanca Corredores de Bolsa S.A.	3,619,576,194	1.23384%
AFP Habitat S.A. para Fdo. Pensión C	3,502,047,948	1.19378%
BCI Cde B S.A.	2,671,307,937	0.91060%		(2)	(	*)
Celfin Capital S.A. C de B	2,655,065,985	0.90506%
AFP Capital S.A. Fondo de Pensión Tipo C	2,388,331,813	0.81414%
Compañía de Seguros Corpseguros S.A.	2,386,454,421	0.81350%			(	*)
Other Shareholders	43,736,750,387	14.90899%	(3)	(4)	(	*)

Total	293,358,194,234	100.00000%

(1)	With custody actions described in (1) and (2) above, Corp Group Banking SA reaches a 45.86786% participation and Compañía Inmobiliaria y de Inversiones SAGA Limitada 7.79343%.

(2)	Includes 500,000,000 shares in custody, owned by Corp Group Banking SA.

(3)	This group includes Deutsche Securities Corredores de Bolsa Ltda. which includes 730,400,000 shares in custody, owned Compañía Inmobiliaria y de Inversiones SAGA Limitada.
(4)	This includes other companies related to Grupo Saieh, with a share of 0.27044%.

(*)	In summary and according to the above, the Group’s share Saieh in CorpBanca and subsidiaries amounts to 60.90565%.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

As of December 31, 2013 the shareholder composition is as follows:

	Common Stock Año 2013
	N° of Shares	Share %
Corp Group Banking S.A.	154,043,852,909	45.25933%	(	*)
Banco Santander por cuenta de Inv. Extranjeros	25,377,118,381	7.45600%
Banco Itaú por cuenta de Inversionistas	18,653,411,916	5.48052%
Banco de Chile por cuenta de Terceros no Residentes	18,024,857,961	5.29585%
Compañía Inmobiliaria y de Inversiones SAGA Limitada	18,697,285,842	5.49341%	(1	)(*)
Deutsche Bank Trust Company Americas (ADRS1)	10,139,985,500	2.97921%
Moneda S.A. AFI para Pionero Fondo de Inversión	9,974,800,000	2.93068%
Sierra Nevada Investments Chile Dos Ltda.	9,817,092,180	2.88434%
Cía. de Seguros Corpvida S.A.	7,193,390,867	2.11348%
Corpbanca Corredores de Bolsa S.A. por cuenta de Terceros	4,953,736,229	1.45545%
Inv. Las Nieves S.A.	3,790,725,224	1.11375%
Santander S.A. C de B	3,440,910,083	1.01097%
Cía. de Seguros de Vida Consorcio Nacional de Seguros S.A.	3,389,025,493	0.99572%
Bolsa de Comercio de Santiago Bolsa de Valores	2,967,790,771	0.87196%
Compañía de Seguros Corpseguros S.A.	2,928,659,561	0.86046%
BTGPactual Chile S.A. C de B	2,829,206,389	0.83124%
Inversiones Tauro Limitada	2,822,883,095	0.82939%
SN Holding S.A.	2,713,342,266	0.79720%
Inmob. EInversiones Boquiñeni Ltda.	2,353,758,526	0.69155%
RCCFondo de Inversión Privado	2,221,303,931	0.65264%	(	*)
Other Shareholders	34,025,057,110	9.99684%

Total	340,358,194,234	100.00000%

(1) This group includes Deutsche Securities Corredores de Bolsa Ltda., which includes 952,160,000 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.

(*) In short, the Saieh Group has a 51.3760% interest in Corpbanca and Subsidiaries.

c) Dividends

The distribution of dividends of the Bank is as follows:

Year	Income attributable to equity holders	To reserves or retaines earnings	Intended Dividends	Percentage Distributed	N° of Shares	Dividend per share (in MC$)
	MCh$	MCh$	MCh$	%
2012 (Shareholders	120,080	60,040	60,040	50.00%	340,358,194,234	0.176
Meeting, February 2013)
2011 (Shareholders	122,849	-	122,849	100%	250,358,194,234	0.491
Meeting, February 2012)
2010 (Shareholders	119,043	-	119,043	100%	226,909,290,577	0.525
Meeting, February 2011)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

d) As of December 31, the basic and diluted earnings per share are the following:

	2011		2012		2013
	N° Shares	Total	N° Shares	Total	N° Shares	Total
	Millions	MCh$	Millions	MCh$	Millions	MCh$
Basic and diluted earnings per share
Basic earnings per share
Net income attributable to the Equity Holders of the Bank	-	119,142	-	119,102	-	162,422
Weighted average number of shares outstanding	238,829	-	277,831	-	337,605	-
Adjusted number of shares	238,829	-	277,831	-	337,605	-
Basic earnings per share (Chilean pesos)	-	0.50	-	0.429	-	0.481

Diluted earnings per share
Net income attributable to the Equity Holders of the Bank	-	119,142	-	119,102	-	162,422
Weighted average number of shares outstanding	238,829	-	277,831	-	337,605	-
Diluted effect	-	-	-	-	-	-
Adjusted number of shares	238,829	-	277,831	-	337,605	-
Diluted earnings per share (Chilean pesos)	-	0.50	-	0.429	-	0.481

e) Valuation Accounts

Fair Value Reserve. This includes accumulated net changes in the fair value of investments available for sale until the investment is disposed of or the need to make impairment provisions exists.

Translation Reserves. This includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco Corpbanca (the Chilean peso).

Cash Flow Hedge Reserves. This includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which can affect profit and loss for the period.

Foreign Investment Accounting Hedge Reserve. Corresponds to adjustments for hedges of net investments in foreign operations, mentioned above.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

f) Other Comprehensive Income

Other Comprehensive Income	Note	2011	2012	2013
		MCh$	MCh$	MCh$
Items that may be reclassified subsequently to profit or loss:

Exchange differences on translation - New York Branch - Colombia
Gains (losses) on exchange differences on translation, before tax		1,238	(25,157)	11,960

Other comprehensive income, before tax, exchange differences on translation		1,238	(25,157)	11,960

Financial instruments available - for - sale
Gains (losses) on remeasuring financial instruments available - for - sale, before tax		(1,258)	(5,368)	4,597

Other comprehensive income, before tax, financial instruments available		(1,258)	(5,368)	4,597

Cash flow hedges
Gains (losses) on cash flow hedges, before tax		(2,576)	3,146	(5,757)

Other comprehensive income, before tax, cashflow hedges		(2,576)	3,146	(5,757)

Hedges of net investment in foreign operations
Gains (losses) on hedges of net investment in foreign operations, before tax		(1,264)	757	(2,840)

Other comprehensive income, before tax, Hedges of net investment in foreign operations		(1,264)	757	(2,840)

Other comprehensive income, before tax		(3,860)	(26,622)	7,960
Income tax relating to components of other comprehensive income
Income tax relating to instruments available - for - sale		461	888	(911)
Income tax relating to hedges of net investment in foreign operations		220	(147)	568
Income tax relating to cash flow hedge		298	(361)	842

Aggregated income tax relating to components of other comprehensive income		979	380	499

Other comprehensive income, after tax		(2,881)	(26,242)	8,459
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation
Gains (losses) on Remeasurement of defined benefit obligation, before tax		-	(10,301)	3,300
Income tax relating to components of other comprehensive income
Income tax relating to defined benefit obligation	15 c)	-	3,440	(1,122)

g)  Roll forward for the year ended (OCI)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

- Available for sale:

As of December 31, 2013
MCh$
Opening Balance, Accumulated other comprehensive income	(8,143)
Amount recognized in other comprehensive income for the year	12,775
Amount reclassified from equitity to profit or loss for the year	(8,178)

Ending balance, accumulated other comprehensive income	(3,546)

- Cash flow hedges:

As of December 31, 2013
MCh$
Opening Balance, Accumulated other comprehensive income	570
Amount recognized in other comprehensive income for the year	(1,563)
Amount reclassified from equitity to profit or loss for the year	(4,194)

Ending balance, accumulated other comprehensive income	(5,187)

h) Non—Controlling interest:

This item reflects the net amount of the subsidiaries’ net equity attributable to equity instruments which do not belong to the Bank either directly or indirectly, including the part that has been attributed to income for the period.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

This corresponds to the net amount of equity in the dependent entities attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them. Non-controlling interest in the subsidiary’s equity and profit for the period is detailed as follows:

The non controlling interest in the subsidiaries’ equity is summarized as follows:

2011

	Non-controlling	Equity	Net Income (1)	Other Comprehensive Income	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$
SMU CORP S.A.	49.00%	2,609	(1,824)	-	(1,824)

2012

Subsidiaries	Non-controlling	Equity	Net Income (1)	Other Comprehensive Income	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$

SMU CORP S.A.	49.00%	3,074	(1,965)	-	(1,965)
CorpBanca Colombia and subsidiaries	8.07%	51,296	2,016	-	2,016
		54,370	51	-	51

2013

Subsidiaries	Non-controlling	Equity	Net Income (1)	Other Comprehensive Income	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$
SMU CORP S.A.	49.00%	2,386	(1,475)	-	(1,475)
Corredora de seguros Helm	20.00%	554	83	-	83
Banco CorpBanca Colombia y Filiales	33.62%	302,758	14,209		14,209
		305,698	12,817		12,817

The roll forward of non-controlling interest is as follow:

	As of December 31
	2011	2012	2013
	MCh$	MCh$	MCh$
Balance at January 1	2.943	2.609	54.370
Net income for the year (1)	(1.824)	51	12.817
Change in non-controlling interest	1.490	2.430	3.503
Non-controlling interest arising on the acquisition non participation in rights to sahere increase	-	49.280	235.008

Total	2.609	54.370	305.698

The proportion of voting rights held by non-controlling interests described above, no differences in the proportion of equity held in property.

For subsidiaries with non-controlling interests cited above, the following important information is summarized below:

a) Dividends paid to non-controlling interests:

	12.31.2011	12.31.2012	12.31.2013
	MCh$	MCh$	MCh$
Dividends paid	-	-	-

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

b) The principal financial information presented below in summary form:

	12.31.2011	12.31.2012	12.31.2013
	MCh$	MCh$	MCh$

Cash and deposit in banks	200,679	13,778	66
Loans and receivables from banks	4,781	65	-
Loans and receivables from customers, net	1,680,824	149,224	850
Intangible assets	156,379	38,031	366
Others	425,646	39,068	2,362

TOTAL ASSETS	2,468,309	240,166	3,644

Currents account and demand deposits	838,040	25,454	23
Time deposits and saving accounts	852,859	121,371	-
Debt issued	116,940	6,258	-
Others	354,772	32,713	1,012

TOTAL LIABILITIES	2,162,611	185,796	1,035

	12.31.2011	12.31.2012	12.31.2013
	MCh$	MCh$	MCh$

Net interest income	45,955	5,692	40
Net service fee income	11,016	1,606	(17)
Operating income before provision for loan losses	60,605	7,808	(98)
Total operating income, net of loan losses, interest and	(45,407)	(7,745)	(2,140)
Total net operating income	15,198	62	(2,239)
Net income for the year	12,817	51	(1,824)

	12.31.2011	12.31.2012	12.31.2013
	MCh$	MCh$	MCh$

Cash flow from operating activities	39,639	15,011	(654)
Cash flow from investing activities	(49,442)	(26,728)	(37)
Cash flow from financing activities	115,639	22,560	1,195

i) Dilutive effect of purchase of Helm Bank and subsidiaries

•

Dilutive effect. Since Corpbanca Chile did not participate in the capital increase of Corpbanca Colombia in the its existing proportion, the controlling and non-controlling interests changed, producing a dilution by the majority shareholder as a result of not participating in the capital increase for the original percentage, decreasing its interest from 91.9314% to 66.3877% of the shares. However, because the economic value was greater than the book value, it caused an increase because of the dilutive effect reflected in reserves in these financial statements. (For more information, see Statements of Changes in Shareholders´ Equity).

•

Movements generated by non-controlling interest. Corpbanca decided to value its non-controlling interest at fair value as a result of dilutive effect (see letter b) number iii) number 5 of Note 12). To do so, each movement of assets and liabilities created at the time of purchase will move in proportion to the non-controlling interest.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 24 -    INTEREST INCOME AND EXPENSE

a)	The composition of interest income and inflation-indexing for the years ended December 31, 2011, 2012 and 2013 is as follows:

	As of December 31,
	2011			2012			2013
	Interest	Inflation(1)	Total	Interest	Inflation (1)	Total	Interest	Inflation (1)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal Portfolio
Investments under agreements to resell	3,016	18	3,034	1,604	71	1,675	15,115	20	15,135
Loans and receivables to banks	2,983	-	2,983	11,524	-	11,524	14,673	-	14,673
Commercial loans	238,510	50,507	289,017	407,363	47,354	454,717	536,812	43,437	580,249
Mortgage Loans	48,043	39,930	87,973	65,705	26,964	92,669	90,079	29,401	119,480
Consumer Loans	67,839	1,702	69,541	115,172	1,088	116,260	189,261	919	190,180
Financial investments	24,347	20,750	45,097	41,775	10,889	52,664	38,158	1,560	39,718
Other interest income	5,747	904	6,651	3,171	702	3,873	4,133	514	4,647
Gain (loss) from accounting hedges (*)	-	-	-	-	-	-	(713)	-	(713)

Subtotals	390,485	113,811	504,296	646,314	87,068	733,382	887,518	75,851	963,369

Impaired loan portfolio
Interest Recovery
Commercial loans	14,276	3,351	17,627	9,696	1,365	11,061	14,990	1,349	16,339
Mortgage Loans	1,326	842	2,168	723	311	1,034	1,479	629	2,108
Consumer Loans	4,510	21	4,531	17,507	8	17,515	25,285	5	25,290
Financial investments	-	-	-	-	-	-	-	-	-
Other Income on interest	-	-	-	-	-	-	-	-	-

Subtotals	20,112	4,214	24,326	27,926	1,684	29,610	41,754	1,983	43,737

Total interest income	410,597	118,025	528,622	674,240	88,752	762,992	929,272	77,834	1,007,106

For the years 2011, 2012 and 2013, “interest earned” in the Statement of Cash Flows includes credits for net interest of hedge adjustments (MCh$528,622, MCh$762,992 and MCh$1,007,819, respectively).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

b) The detail of interest expenses for the years ended December 31, 2011, 2012 and 2013 is the following:

	As of December 31,
	2011			2012			2013
	Interests	Inflation(1)	Total	Interests	Inflation(1)	Total	Interests	Inflation(1)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Demand Deposits	(15)	(82)	(97)	(1,935)	(94)	(2,029)	(33,195)	(224)	(33,419)
Investments under agreements to repurchase	(8,148)	(315)	(8,463)	(15,697)	(54)	(15,751)	(14,569)	(167)	(14,736)
Deposits and Time Deposits	(193,555)	(11,062)	(204,617)	(346,776)	(12,865)	(359,641)	(352,167)	(9,476)	(361,643)
Borrowings from financial institutions	(8,466)	-	(8,466)	(14,771)	-	(14,771)	(15,987)	-	(15,987)
Debt issued	(56,435)	(52,147)	(108,582)	(70,095)	(38,460)	(108,555)	(95,368)	(32,843)	(128,211)
Other financial obligations	(604)	(525)	(1,129)	(1,073)	(264)	(1,337)	(334)	(805)	(1,139)
Other interest expenses	-	(1,404)	(1,404)	(24)	(1,504)	(1,528)	(379)	(857)	(1,236)
Hedge accounting gains (losses) (*)	(2,864)	-	(2,864)	(2,504)	-	(2,504)	6,955	-	6,955

Total Interest Expenses	(270,087)	(65,535)	(335,622)	(452,875)	(53,241)	(506,116)	(505,044)	(44,372)	(549,416)

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

(*)

The period results are presented in this line for hedging derivatives used in hedging of asset except in the case of foreign currency hedges, whether the hedging instruments can show or have shown in the assets or liabilities in the statement of financial position. When the coverages are of rate and of currency, it will not be necessary to include here separately the effect of the rates, everything being able to be included in the foreign exchange gain(losses) (See Note 27 Net foreign exchange income (losses)).

c) For the years ended December 31, 2011, 2012 and 2013, the composition of net interest income is as follows:

	2011	2012	2013
	MCh$	MCh$	MCh$

Interest Income	528,622	762,992	1,007,819
Interest expense	(332,758)	(503,612)	(556,371)

Interest Income	195,864	259,380	451,448

Income from hedge accounting (net)	(2,864)	(2,504)	6,242

Total net interest income	193,000	256,876	457,690

For the years 2011, 2012 and 2013, “interest paid” in the Statement of Cash Flows includes charges for net interest of hedge adjustments (MCh$332,758 and, MCh$503,612 MCh$556,371, respectively).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 25 -     FEES AND INCOME FROM SERVICES

Fees and income from services and the related expenses for the years ended December 31, 2011, 2012 and 2013 are summarized as follows:

		As of December 31,
		2011	2012	2013
		MCh$	MCh$	MCh$
Income from fees and services
Lines of credit and overdrafts		7,740	12,384	13,393
Letters of credit and guarantees		4,460	7,915	9,826
Card services		10,602	16,479	25,591
Account administration		6,353	7,116	8,959
Collections, billings and payments		9,586	20,591	30,127
Management and brokerage commissions for securities		4,321	4,083	6,281
Investments in mutual funds and others		6,406	9,220	14,522
Insurance brokerage		8,161	9,024	13,615
Financial advisors		10,756	11,245	11,725
Other fees earned		3,334	6,153	9,397
Other payments for services rendered		685	968	1,341

Total Income from fees and services	(1)	72,404	105,178	144,777

		As of December 31,
		2011	2012	2013
		MCh$	MCh$	MCh$
Expenses from services
Credit card transactions		(6,963)	(9,089)	(12,367)
Brokerage		(259)	(2,480)	(3,588)
Commissions on interbank transactions		(702)	(961)	(3,212)
Other paid commissions		(2,184)	(2,914)	(3,779)
Transaction processing		(129)	(377)	(415)
Contract Services for customer benefits		(237)	(20)	(15)
Foreign trade		(916)	(1,133)	(824)
Expenses on return commissions		(652)	(1,195)	(1,191)
Commissions spent by loans and services to customers		-	(1,365)	(1,409)
Total expenses from services	(2)	(12,042)	(19,534)	(26,800)

Net service fee income (1) +(2)		60,362	85,644	117,977

The fees earned through transactions with letters of credit are recorded under “Interest income” within the consolidated statements of income.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 26 -     NET TRADING AND INVESTMENT INCOME

Trading and investment income recognized on the consolidated statements of income for the years ended December 31, 2011, 2012 and 2013 is as follows:

	As of December 31,
	2011	2012	2013
	MCh$	MCh$	MCh$

Trading instruments	13,109	19,922	10,660
Derivative financial instruments (*)	79,994	23,677	58,471
Other financial investments at fair value with effect on profit or loss	(1,364)	5,764	7,741
Financial investments available-for-sale realized gain (losses) (**)	6,403	5,526	22,293
Profit on bank-issued time deposit repurchase	82	74	397
Loss on bank-issued time deposit repurchase	(7)	(158)	(478)
Other	(472)	189	2,203

Total trading and investement income, net	97,745	54,994	101,287

(*)   In line with the derivatives trading the results for the period are presented for financial derivatives not used for hedge accounting, wheter those derivatives can show the assets or liabilities in the statement of financial position. The results of the derivatives are delivered by profit or loss in the period where derivatives are individually considered, showing on different items the results that correspond to derivatives separated from the host contract. (See note 24 Interest Income and Expense and 27 Net Foreign Exchange Income (losses)).

(**)   Results generated by instruments available for sale mainly composed by the following:

Fair value adjustments recognized in the results. This includes transfers to results, generated on exercise, of the fair value adjustments by selling of those instruments available for sell.

Results generated from sales and / or liquidation, corresponding to the difference between the value obtained as compensation and the fair book value of the instruments transferred.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 27 - NET FOREIGN EXCHANGE INCOME (LOSSES)

This item includes the income earned from foreign currency trading, the differences arise from converting monetary items in a foreign currency to the functional currency and those generated by non-monetary assets in a foreign currency at the time of their disposal.

The detail of net foreign exchange gains (losses) for the years ended December 31, 2011, 2012 and 2013 is as follows:

	As of December 31,
	2011	2012	2013
	MCh$	MCh$	MCh$
Gains (losses) of foreign currency exchange differences
Net gains (losses) of foreign currency exchange positions	(7,219)	26,108	(18,980)
Other foreign currency exchange gains (losses)	3,257	3,524	1,963

Subtotals	(3,962)	29,632	(17,017)

Net earnings on exchange rate adjustments
Adjustments to loan to customers	835	(557)	1,427
Adjustments to investment instruments	3,048	(3,226)	713
Adjustments to other liabilities	(331)	220	(88)
Fair value gains (losses) on hedging derivatives (1) (*)	(26,373)	4,627	1,059

Subtotales	(22,821)	1,064	3,111

Total	(26,783)	30,696	(13,906)

(1) In this present current earnings by hedging currency assets and liabilities. Different information to revealed in notes 24 Interest Income and Expense and 26 Net Trading and Investment Income.

(*) The Fair value gains (losses) on hedging derivatives for the periods ended on December 31, 2011, 2012 and 2013 is as follows:

	Cash Flows (CF) or	Fair Value		Gain/(loss)
	Fair Value	Assets	Liabilities
As of December 31, 2011	(FV) Hedge	MCh$	MCh$	MCh$
Derivatives held-for-hedging
Foreign currency swaps	FV	-	2,936	(2,360)
Interest rate swaps	FV	2,877	374	(7,141)

Subtotal		2,877	3,310	(9,501)

Foreign currency swaps	CF	-	409	(892)
Interest rate swaps	CF	2,085	1,870	(15,980)

Subtotal		2,085	2,279	(16,872)

Total derivatives held-for-hedging		4,962	5,589	(26,373)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

	Cash Flows (CF) or	Fair Value		Gain/(loss)
	Fair Value	Assets	Liabilities
As of December 31, 2012	(FV) Hedge	MCh$	MCh$	Mr Ch$
Derivatives held-for-hedging
Foreign currency swaps	FV	82	284	5.365
Interest rate swaps	FV	2.978	24	838

Subtotal		3.060	308	6.203
Foreign currency swaps	CF	-	1.379	172
Interest rate swaps	CF	2.140	1.973	(1.748)

Subtotal		2.140	3.352	(1.576)

Total derivatives held-for-hedging		5.200	3.660	4.627

	Cash Flows (CF) or	Fair Value		Gain/(loss)
	Fair Value	Assets	Liabilities
As of December 31, 2013	(FV) Hedge	MCh$	MCh$	MCh$
Derivatives held-for-hedging
Foreign currency forwards	FV	27	-	(827)
Foreign currency swaps	FV	-	2.235	2.342
Interest rate swaps	FV	358	3.161	(5.010)

Subtotal		385	5.396	(3.495)

Foreign currency forwards	CF	6	793	(168)
Foreign currency swaps	CF	3.171	1.027	450
Interest rate swaps	CF	58	4.241	4.272

Subtotal		3.235	6.061	4.554
Total derivatives held-for-hedging		3.620	11.457	1.059

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 28 -    PROVISION FOR LOAN LOSSES

The changes in provision for loan losses recorded on the income statement for the years ended December 31, 2011, 2012 and 2013 is as follows:

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

		For the year ended December 31, 2013 Loans and receivables from customers
	Loans and receivables from banks	Commercial loans	Mortgage Loans	Consumer Loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Recognized provision:
Individual Analysis	(1,054)	(193,586)	-	-	(194,640)
Group Analysis	-	(29,038)	(7,602)	(100,783)	(137,423)

Charge to income for provisions recognized	(1,054)	(222,624)	(7,602)	(100,783)	(332,063	)(*)

Used provisions:
Individual Analysis	1,086	148,563	-	-	149,649
Group Analysis	-	14,027	4,604	44,244	62,875

Credit to income for provisions used	1,086	162,590	4,604	44,244	212,524	(*)

Recovery of assets previously written-off	-	5,037	1,627	10,803	17,467

Net charge to income	32	(54,997)	(1,371)	(45,736)	(102,072)

(*) Consolidated Statements of Cash Flows, in the amounts respectively of 2011 MCh $52,732; 2012 MCh$ 66,452; and 2013 MCh$ 119.539.

The break down by type of loan, whether assessed collectively or individually, for established and released provision amounts, respectively, is as follows:

	Established Provision			Note
	Individual Analysis	Group Analysis	2012
	MCh$	MCh$	MCh$
Commercial Loans	(47,405)	(15,861)	(63,266)
Mortgage Loans	-	(6,480)	(6,480)
Consumer Loans	(2)	(49,719)	(49,721)

	(47,407)	(72,060)	(119,467)	10

Banks	(83)	-	(83)	9

			(119,550)

	Established Provision			Note
	Individual Analysis	Group Analysis	2013
	MCh$	MCh$	MCh$
Commercial Loans	(193,586)	(29,038)	(222,624)
Mortgage Loans	-	(7,602)	(7,602)
Consumer Loans	-	(100,783)	(100,783)

	(193,586)	(137,423)	(331,009)	10

Banks	(1,054)	-	(1,054)	9

			(332,063)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

	Released Provision			Note
	Individual Analysis	Group Analysis	2012
	MCh$	MCh$	MCh$
Commercial Loans	31,930	4,687	36,617
Mortgage Loans	-	5,995	5,995
Consumer Loans	2	10,068	10,070

	31,932	20,750	52,682	10

Banks	416	-	416	9

			53,098

	Released Provision			Note
	Individual Analysis	Group Analysis	2013
	MCh$	MCh$	MCh$
Commercial Loans	148,563	14,027	162,590
Mortgage Loans	-	4,604	4,604
Consumer Loans	-	44,244	44,244

	148,563	62,875	211,438	10

Banks	1,086	-	1,086	9

			212,524

In management’s opinion, the credit risk provisions established cover all potential losses that may arise from incurred losses, based on the information examined by the Bank and its subsidiaries.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 29 -         PERSONNEL SALARIES EXPENSES

Personnel salaries expenses for the years ended December 31, 2011, 2012 and 2013 are as follows:

	As of December 31,
	2011	2012	2013

	MCh$	MCh$	MCh$

Personnel remunerations	(46,382)	(72,430)	(102,967)
Bonuses and gratifications/awards	(19,508)	(37,566)	(45,009)
Severance indemnities	(3,600)	(4,429)	(3,026)
Training Expenses	(832)	(753)	(955)
Other personnel expenses	(6,139)	(5,536)	(13,052)

Total	(76,461)	(120,714)	(165,009)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 30 -       ADMINISTRATION EXPENSES

Administration expenses for the years ended December 31, 2011, 2012 and 2013 are as follows:

	As of December 31,
	2011	2012	2013

	MCh$	MCh$	MCh$

Maintenance and repair of fixed assets	(2,095)	(5,372)	(8,178)
Office rentals	(6,831)	(9,853)	(14,297)
Equipment rentals	(2,279)	(2,925)	(3,088)
Insurance premiums	(988)	(4,470)	(10,996)
Office supplies	(879)	(1,019)	(1,202)
IT and communications expense	(3,867)	(5,252)	(7,583)
Lighting, heating and other services	(2,628)	(3,657)	(4,697)
Security Service and transportation of securities	(1,379)	(1,453)	(2,213)
Public relations expense and staff travel expenses	(1,672)	(1,979)	(1,935)
Legal and Notary Costs	(169)	(475)	(1,435)
Technical report fees	(7,956)	(10,099)	(12,997)
Professional services fees	(592)	(599)	(1,233)
Securities classification fees	(181)	(66)	(180)
Penalties	(16)	(487)	(165)
Comprehensive management ATMs	(1,822)	(2,634)	(2,649)
Other administration expenses	(9,043)	(8,829)	(16,620)

Subtotal	(42,397)	(59,169)	(89,468)

Subcontracted services	(4,399)	(11,871)	(18,323)
Data processing	(3,212)	(6,580)	(9,526)
Sales	(66)	(168)	(307)
Loan valuation	(274)	(62)	(35)
Others	(847)	(5,061)	(8,455)

Board of Directors Expenses	(784)	(1,029)	(1,343)
Remunerations	(784)	(991)	(1,343)
Other Board of Directors expenses	-	(38)	-

Marketing and advertising	(4,411)	(7,494)	(6,672)

Real estate taxes, contributions and levies	(3,150)	(9,220)	(23,808)
Real estate taxes	(282)	(356)	(352)
Patents	(686)	(822)	(818)
Other taxes(*)	(25)	(5,266)	(18,795)
Contributions to SBIF	(2,157)	(2,776)	(3,843)

Total	(55,141)	(88,783)	(139,614)

(*) This amount corresponds primarily to taxes other than income taxes that affect Corpbanca Colombia and its subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 31 -      DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)  Depreciation and amortization expenses for the years ended December 31, 2011, 2012 and 2013 are as follows:

	For the years ended December 31,
	2011	2012	2013
	MCh$	MCh$	MCh$
Depreciation and amortization
Depreciation of property, plant and equipment (Note 14)	(4,806)	(7,192)	(12,680)
Amortization of intangibles assets (Note 13)	(2,655)	(10,900)	(29,608)

Balances as of December 31,	(7,461)	(18,092)	(42,288)

b)  Impairment losses for the years ended December 31, 2011, 2012 and 2013 are detailed below:

For the years ended December 31,
	2011	2012	2013
	MCh$	MCh$	MCh$

Impairment of financial investments available-for-sale	-	-	-
Impairment of financial investments held-to-maturity	-	-	-

Subtotal financial assets (a)

Impairment of property, plant and equipment	-	-	-
Impairment of Goodwill and Intangibles	-	-	-

Subtotal Non-financial assets (b)

Total	-	-	-

At each reporting date, Banco Corpbanca and its subsidiaries (the Group) will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

(a)	Financial assets

As of each reporting date, Corpbanca and its subsidiaries assess whether there is objective evidence that a financial asset or a group of financial assets may be impaired. Financial assets or asset groups are considered impaired only if there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset or asset group that can be reliably estimated. Evidence of impairment may include, among other examples, debtors or a group of debtors with significant financial difficulties, non-compliance or delinquency in principal or interest payments, the potential to declare bankruptcy or undergo another form of financial reorganization, or observable data that indicate a measureable reduction in estimated future cash flows, such as adverse changes in the status of past due payments or in the economic conditions related to such non-compliance.

Corpbanca and subsidiaries performed impairment tests on these assets, concluding that there is no indication of impairment as of the date of these financial statements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

(b)	Non-financial assets

The carrying amounts of non-financial assets, excluding investment property and deferred taxes, are reviewed regularly, or at least every reporting period, to determine whether indications of impairment exist. If such indication exists, the recoverable amount of the asset is then estimated. The recoverable amount of an asset is the greater of the fair value less costs to sell, whether for an asset or a cash generating unit, and its value in use. That recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

The entity will conduct impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current year, it will be tested for impairment before the year ends.

Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized; goodwill acquired in a business combination shall be allocated of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 “Impairment of Assets”, annual impairment testing is permitted for a CGU to which goodwill has been allocated, or at any time for intangible assets with indefinite useful lives, as long as they are carried out at the same time each year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

Upon evaluating whether any indication of impairment exists for an asset, the entity shall consider at least the following factors:

External sources of information:

(a) During the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use.

(b) Adverse conditions in the technological, market, economic or legal environment.

(c) Increase in interest rates.

(d) Market value of equity lower than carrying amount.

Internal sources of information:

(a) Evidence of obsolescence of physical damage of an asset.

(b) Plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite.

(c) Decrease or expected decrease in an asset’s performance.

In the event of objective impairment, the carrying amount of an asset will be reduced until the recoverable amount if, and only if, the recoverable amount is less than the carrying amount. This reduction is an impairment loss.

Impairment losses are recognized immediately in the Statement of Income unless the asset is accounted for at revalued value in accordance with other standards. Any impairment loss in revalued assets is treated as a decrease in the revaluation made in accordance with that standard. When the estimated amount of an impairment loss is greater than the carrying amount of the asset to which it is related, the entity will recognize a liability if, and only if, it were obligated to do so by another standard. After recognizing an impairment loss, charges for depreciating the asset are adjusted for future periods in order to distribute the asset’s revised carrying amount, less its potential residual value, systematically over the remaining useful life.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

If an impairment loss is recognized, the deferred tax assets and liabilities related to it will also be determined by comparing the asset’s revised carrying amount to its tax basis in accordance with IAS 12.

Impairment testing of goodwill and intangible assets with indefinite useful lives

For impairment testing purposes, goodwill acquired in a business combination (see Note 12 “Investments in Other Companies”) and intangible assets with indefinite useful lives (see Note 13 “Intangible Assets”) are allocated to the cash generating units in Colombia, which is also a reportable segment (see Note 4 “Segment Reporting).

The following table details the intangible assets with indefinitive lives for 2013 and 2012:

		Balances as of December 31
	Note	2012	2013
		MCh$	MCh$
Brands		1,355	11,603
Licenses	13	49,630	50,567
Database		493	500
Goodwill	13	214,540	411,992

Total		266,018	474,662

The Group has conducted impairment testing on a yearly basis as of December 31, 2013. Upon evaluating whether indications of impairment exist, the Group considers main factors such as the relationship between its market capitalization and the carrying amount of its equity. As of December 31, 2013, the Group’s market capitalization is greater than the carrying amount of its equity (Price/BV around 2.3 times).

The growth of income and, therefore, profit by the Colombia Segment is based on three main principles. The first is that the industry in general is experiencing sustained growth in loan portfolios, backed by positive macroeconomic perspectives and opportunity for growth in the Colombian banking industry. The second is that Corpbanca’s market share is expected to report sustained growth in upcoming years, rising from 2.8% in 2013 to close to 7% by 2019 (significant increase due to merger plans with Helm Bank and Subsidiaries). Lastly, the entity posts sound solvency figures, which gives it room for reinvestment and, consequently, improved conditions for growth.

The recoverable amount of the cash generating unit of the Colombia Segment has been determined using the income approach for valuing assets, relying mainly on the dividend discount model. This methodology considers the cash flow to be generated by dividends distributed to its shareholders on a perpetual horizon, discounted at their equity cost rate as of the valuation date in order to be able to estimate the economic value of the company’s equity, using cash flow projections derived from financial assumptions approved by upper management, and that covers a period of seven years of explicit projection (until 2019), a perpetual time horizon and approximate growth in profits of 5% in perpetuity (beginning in 2019).

Management considers this growth rate to be justified by the acquisition of new subsidiaries in Colombia that enable it to attain greater market share and other potentialities explained in Note 12 to these financial statements. The discount rate for equity applied to the cash flow projections was 12.4%, used also to extrapolate the cash flows that go beyond period 5.

As a result of this analysis, upper management has not identified losses on this operating segment.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Key assumptions used in calculating the recoverable amount

a.  Projection period and perpetuity.

¡

Cash flow projections correspond to 7 years (2013-2019) after which a present value is calculated for cash flows in perpetuity by normalizing cash flows until 2021. This normalization is performed to increase the payment of dividends used in perpetuity without reducing the solvency ratio.

¡	The growth rate of cash flows in perpetuity is approximately 5% nominal. Projected inflation for Colombia is around 3%.

b.  Loans and deposits.

¡	Loans were projected considering that 100 basis points of market share are earned until 2019 and the deposit portfolio was projected as a temporary balance account for the projected balance sheet.

c.  Income

¡	Determined by average balances (calculated with respect to gaining market share) of mortgage loans, credit cards, commercial loans and consumer loans.

d.  Costs.

¡	Cost projections are determined primarily by average balances of time and demand deposits.

e.  Discount rate.

¡

In order to estimate the discount rate (Ke) and the weighted average cost of capital, the capital asset pricing model was used as a framework. This models sets the rate demanded by shareholders (Ke) equal to the risk-free rate plus a premium that the investors expect to assume for the systematic risk inherent to the company.

¡	The risk-free rate corresponds to U.S. treasury bonds, specifically US GT 30 and GOVT.

¡

The beta measures the share price volatility for a company with respect to the general securities market. It reflects the market or systematic risk, as opposed to the company’s specific risk. We have selected a group of listed companies that operate in the Colombian banking industry. In the search for these indicators, we concentrated on companies whose main activities are similar. The betas of shares used for each of the comparable companies were taken from the Bloomberg platform. In order to adjust for the financial leverage effect of the beta of each company, the betas were “unlevered”, based on the current history of the comparable company and its debt-equity ratio to give the asset beta of each company.

¡	A tax rate of 34% was used for the first three years and after that a rate of 33%, as set by the Colombian government. This tax is applied on net operating income (loss).

¡	Because the discount rate is a variable that has a considerable impact on results, sensitivity testing was performed for that rate.

f.  Dividend payments.

¡	Dividend payments were used to maximize the cash flows of shareholders with the restriction that solvency did not go below 10% for projected cash flows and 11% in perpetuity.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Sensitivity to changes in key assumptions used

In determining the recoverable amount of the cash generating unit analyzed, upper management believes that no reasonable possible change in any of the aforementioned key assumptions would make the carrying amount of the unit significantly exceed its recoverable amount.

Valuation of intangible assets with indefinite useful lives

Licenses.

The “with or without” methodology was used for the valuation, which reflects the difference between the values of the company based on the time it would take to obtain the intangible asset and, therefore, begin to receive cash flows. The key assumptions are detailed as follows:

a.	Period of time to obtain the license. A period of 18 months was defined as the time necessary to obtain a banking license and, therefore, begin to generate cash flows.

b.	Cash flows. The same flows used for the equity valuation model were used (i.e. dividend discount).

c.	Discount rate: The cash flows were discounted at the same rate used in the equity valuation model described above.

Brands8.

The relief from royalty method was used, which considers the income attributable to the brands of Corpbanca Colombia. It also considers a royalty equivalent to the percentage of income produced by the brands and the result of this cash flow is discounted to equity cost. The key assumptions are detailed as follows:

a.	Evolution of contribution margin. The assumptions that govern the evolution of income and costs are the same used in the valuation of Corpbanca’s economic equity.

b.	Tax Relief-From-Royalty. The royalty rate used is approximately 0.33%. The same tax rate described above is used.

c.

Marketing expenses. This uses the assumption that for the brand to continue to generate cash flows, marketing expenses must be incurred, specifically around 22% of results after the effects of the post-tax royalties.

d.	Cash flow discount rate: The same discount rates were used as in the valuation model for equity and perpetuity.

Databases.

For this asset, a value per user was estimated justified by the level of detail in the database and considering total customers for the Colombia segment.

8 The values of some brands are still being determined, in accordance with the measurement period established by IFRS 3 “Business Combination” for transactions carried out during 2013, described in Note 12.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 32 -     OTHER OPERATING INCOME AND EXPENSES

a)  Other operating income

The detail of other operating income is as follows:

	As of December 31,
	2011	2012	2013
	MCh$	MCh$	MCh$
Revenues for assets received in lieu of payment
Assets received in lieu of payment provision released	-	213	-
Gain on sales of assets received in lieu of payment	872	2,686	1,921
Others	416	36	71

Subtotal	1,288	2,935	1,992

Contingency provisions used
Other contingency provisions (see note 20 b))	156	6,606	57

Subtotal	156	6,606	57

Other Revenues
Gain on sales of property, plant and equipment (see note 14 b))	17	1,335	25,164
Gain on sale of investment in other companies	3,192	-	-
Compensation insurance companies	-	32	106

Subtotal	3,209	1,367	25,270

Other income	952	960	3,731
Leasing contributions revenue	1,016	1,473	3,833
Other operating income-Subsidiaries	854	1,271	360
Gain on sales of leased assets	1,048	444	1,146
Other operating income-Leasing	820	224	334
Income costs recovery credit leasing	-	-	185
Incentives for card use international brands	-	726	-
Returning insurance administration	-	2,044	2,750
Revenues from leasing loans expenses recovered	164	658	-

Subtotal	4,854	7,800	12,339

Total	9,507	18,708	39,658

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

b)  Other operating expenses

Other operating expenses for the years ended December 31, 2011, 2012 and 2013 are the following:

	Note	As of December 31,
		2011	2012	2013
		MCh$	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
- Provisions for assets received in lieu of payment		(229)	-	(35)
- Maintenance expenses of assets received in lieu of payment		(115)	(208)	(352)

Subtotal		(344)	(208)	(387)

Contingency provisions
- Other contingency provisions	20b)	(1,657)	(4,902)	(107)

Subtotal		(1,657)	(4,902)	(107)

Other expenses
- Other expenses		(11,642)	(20,945)	(14,740)

Subtotal		(11,642)	(20,945)	(14,740)

Total		(13,643)	(26,055)	(15,234)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 33 -      RELATED PARTY TRANSACTIONS9

As defined in IAS 24, a related party is: (a) a person or a close member of that person’s family related to a reporting entity if that person (i) has control or joint control of the reporting entity; (ii) has significant influence over the reporting entity; or (iii) is a member of the key management personnel of the reporting entity or of a parent of the reporting entity. (b) an entity is related to a reporting entity if (i) the entity and the reporting entity are members of the same group; (ii) one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member); (iii) both entities are joint ventures of the same third party; (iv) one entity is a joint venture of a third entity and the other entity is an associate of the third entity; (v) the entity is a post-employment benefit plan for the benefit of employees of either the reporting entity or an entity related to the reporting entity; (vi) the entity is controlled or jointly controlled by a person identified in (a) or ; (vii) a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the enity (or of a parent of the entity).:

Transactions that the Bank entered into with related parties as of December 31, 2012 and 2013 are specified below:

a)  Loans granted to related parties

Loan granted to related parties as of December 31, 2012 and 2013 are as follows:

2012	Operating Companies	Investment Companies	Individuals(1)

	MCh$	MCh$	MCh$
Loans and receivables to customers:
Commercial loans	138,675	13,682	791
Mortgage Loans	-	-	16,231
Consumer Loans	817	-	6,337

Loans and receivables to customers - gross	139,492	13,682	23,359
Provision for loan losses	(5,023)	(201)	(352)

Loans and receivables to customers, net	134,469	13,481	23,007

Other	9,627	-	2,468

(1) Includes loans that are equal to or greater than U.F. 3,000 (equivalent to MCh$68.6 in 2012).

2013	Operating Companies	Investment Companies	Individuals(1)

	MCh$	MCh$	MCh$
Loans and receivables to customers:
Commercial loans	161,421	193,076	1,915
Mortgage Loans	-	-	16,267
Consumer Loans	-	-	4,956

Loans and receivables to customers - gross	161,421	193,076	23,138
Provision for loan losses	(2,334)	(10,792)	(86)

Loans and receivables to customers, net	159,087	182,284	23,053

Other	71,457	332	2,166

(1)	Includes loans that are equal to or greater than U.F. 3,000 (equivalent to MCh$69.9 in 2013).

9 The variations in the information presented in 2013 with respect to 2012 are due to new consolidated information incorporated from Colombia (Note 12) as well as provisions contained in SBIF Ruling 3,561 (Note 1, letter qq) New Accounting Pronouncements).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Other transactions with related parties

During the years ended December 31, 2011, 2012 and 2013, the Bank entered into the following transactions with related parties for amounts exceeding UF 1,000.

As of December 31, 2011:
Company	Description	Notes	Asset (Liability)	Effect on Statement of Income
				Income	(expense)

			MCh$	MCh$	MCh$
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs		-	-	2,357
Transbank S.A.	Credit Card processing		-	-	2,367
Corp Group Interhold S.A.	Management advisory services		-	-	1,993
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing		-	-	900
Redbanc S.A.	Automatic teller machine administration		-	-	1,442
Recaudaciones y Cobranzas S.A.	Office rent and credit collection		-	-	985
Proservicen S.A.	Advertising services		-	-	1,032
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office rent		-	-	281
Inmobiliaria e Inversiones San Francisco Ltda.	Financial advisory services		-	-	177
Asesorías Santa Josefina Ltda.	Financial advisory and management services		-	-	151
Fundación Corpgroup Centro Cultural	Donations		-	-	2,203
Inmobiliaria e Inversiones Boquiñeni Ltda.	Financial advisory services		-	-	58
Empresa Periodística La Tercera S.A.	Advertising services		-	-	244
Inmobiliaria e Inversiones B y F Limitada	Financial advisory services		-	-	1,441
SMU S.A., Rendic Hnos S.A.	Prepaid rent for space for ATMs	16	22,022	-	1,447

As of December 31, 2012:
			Asset (Liability)	Effect on Statement of Income
Company	Description	Notes		Income	(expense)

			MCh$	MCh$	MCh$
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs		-	-	2,552
Transbank S.A.	Credit Card processing		-	-	2,492
Corp Group Interhold S.A. and Corp Group Holding Inversiones Ltda.	Management advisory services		-	-	2,396
Redbanc S.A.	Automatic teller machine administration		-	-	1,539
Proservicen S.A.	Advertising services		-	-	1,438
Recaudaciones y Cobranzas S.A.	Office rent and credit collection		-	-	1,217
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing		-	-	916
Fundación Corpgroup Centro Cultural	Donations		-	-	624
Fundación Descúbreme	Donations		-	-	66
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office rent		-	-	362
Inmobiliaria e Inversiones San Francisco Ltda.	Financial advisory services		-	-	264
Empresa Periodística La Tercera S.A.	Advertising services		-	-	183
Asesorías Santa Josefina Ltda.	Financial advisory and management services		-	-	147
SMU S.A., Rendic Hnos S.A.	Prepaid rent for space for ATMs	16	20,715	-	1,726
Corpbanca Investment Valores S.A. Comisionista de Bolsa	Corporate office rent and building costs		11,024	845	80
Corpbanca Investment Trust S.A. Sociedad Fiduciaria	Corporate office rent and building costs		15,512	1,151	167

These transactions were carried out at normal market prices prevailing at the day of the transactions.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

As of December 31, 2013:
			Asset (Liability)	Effect on Statement of Income
Company	Description	Notes		Income	(expense)

			MCh$	MCh$	MCh$
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs		-	-	2,740
Transbank S.A.	Credit Card processing		-	-	2,430
Corp Group Interhold S.A. and Corp Group Holding Inversiones Ltda.	Management advisory services		-	-	2,632
Redbanc S.A.	Automatic teller machine administration		-	-	1,782
Proservicen S.A.	Advertising services		-	-	1,508
Recaudaciones y Cobranzas S.A.	Office rent and credit collection		-	-	971
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing		-	-	846
Fundación Corpgroup Centro Cultural	Donations		-	-	736
Fundación Descúbreme	Donations		-	-	80
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office rent		-	-	318
Empresa Periodística La Tercera S.A.	Advertising services		-	-	163
SMU S.A., Rendic Hnos S.A.	Prepaid rent for space for ATMs	16	19,067	-	1,928
Corpbanca Investment Valores S.A. Comisionista de Bolsa	Corporate office rent and building costs		3,120	223	281
Corpbanca Investment Trust S.A. Sociedad Fiduciaria	Corporate office rent and building costs		4,827	302	156
Helm Bank	Treasury operations		311	311	-

In accordance with IAS 24, the relationship of all listed companies in the above table falls under the category “other related parties”.

b)  Other assets and liabilities with related parties

As of December 31, 2012:
				Balance Asset	Effect on Statement of
Company	Description		Notes		Income	(expense)

				MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural		Donations		-	-	624
Fundación Descúbreme		Donations		-	-	66

As of December 31, 2013:
				Balance	Effect on Statement of
Company	Description		Notes	Asset	Income	(expense)

				MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural		Donations	-	-	-	736
Fundación Descúbreme		Donations	-	-	-	80

c)    Other assets and liabilities with related parties

	As of December 31,
	2012	2013
	MCh$	MCh$
ASSETS
Derivative financial instruments	17,746	20,589
Other assets	-	14,186

LIABILITIES
Derivative financial instruments	4,820	1,965
Demand deposits	20,804	67,569
Deposits and other time deposits	13,769	170,930
Other Liabilities	-	1,092

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

d)      Operating income /expenses from related party transactions

	As of December 31,
	2011		2012		2013
Type of recognized income or expense	Income	Expenses	Income	Expenses	Income	Expenses

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	7,466	3,194	8,640	25,759	25,501	9,251
Income and expenses on fees and services	769	(2)	342	18	470	249
Gain and loss on trading	-	-	-	-	-	-
Gain and Loss on other financial transactions	-	-	-	-	311	-
Foreign currency exchanges	-	-	-	-	-	-
Operating support expense	-	13,434	541	13,829	525	15,994
Other income and expense	1	-	-	67	-	437

Total	8,236	16,626	9,523	39,673	26,807	25,931

e)      Contracts with related parties

2012

Company	Description

Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs
Transbank S.A.	Credit card processing
Corp Group Interhold S.A. and Corp Group Holding Inversiones Ltda.	Management advisory services
Redbanc S.A.	Automatic teller machine administration
Promoservice S.A.	Promotional services
Recaudaciones y Cobranzas S.A.	Office rent and credit collection
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing
Fundación Corpgroup Centro Cultural	Donations
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office rent
Inmobiliaria e Inversiones San Francisco Ltda.	Financial advisory services
Empresa Periodística La Tercera S.A.	Advertising services
Asesorías Santa Josefina Ltda.	Financial advisory and management services
SMU S.A., Rendic Hnos S.A.	Rental of ATMs locations
Corpbanca Investment Valores S.A. Comisionista de Bolsa	Office rentals
Synergies Contract
Corpbanca Investment Trust S.A. Sociedad Fiduciaria	Office rentals
Synergies Contract
Network usage contract

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

2013

Company	Description

Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees
Transbank S.A.	Credit card management
Corp Group Interhold S.A. and Corp Group Holding Inversiones Ltda.	Management advisory services
Redbanc S.A.	ATM management
Promoservice S.A.	Promotional services
Recaudaciones y Cobranzas S.A.	Office lease and collections services
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management
Fundación Corpgroup Centro Cultural	Donations
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease
Empresa Periodística La Tercera S.A.	Advertising services
SMU S.A., Rendic Hnos S.A.	Lease ATM space
Corpbanca Investment Valores S.A. Comisionista de Bolsa	Office leases
Synergy agreement
Corpbanca Investment Trust S.A. Sociedad Fiduciaria	Synergy agreement
Office leases
Network use agreement
Helm Bank	Treasury transactions

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

f)  Remunerations to members of the board and key management personnel

Remunerations paid to key management personnel are sets forth in table below:

	2012	2013
	MCh$	MCh$

Short term employee remuneration	24,869	23,563
Severance indemnities	731	395

Total	25,600	23,958

2013

As agreed by shareholders at the Ordinary General Shareholders’ Meeting on March 7, 2013, the Directors of Corpbanca received a total of MCh$460 in compensation for the year.

As agreed at the same meeting, the members of the Directors’ Audit Committee were paid total fees of MCh$726.

Total compensation received by the Bank’s executives and key management personnel during the year ended December 31, 2013, amounted to MCh$16,627.

In addition, based on the bonus policy established by the Human Resources and Development Division, together with the Chief Executive Officer, senior executives received bonuses for meeting their targets.

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

g)  Key management personnel

As of December 31, 2012 and 2013, the composition of the Bank’s key management personnel is as follows:

	Number of Executives

Position	2012	2013

Directors	44	40
Chief Executive Officers-at Group level	1	-
Chief Executive Officers-at the Subsidiaries	10	10
Division Managers	23	25
Department Managers	147	168
Deputy Managers	114	146
Vicepresident	8	22

h)  Transactions with key management personnel

During 2011, 2012 and 2013 transactions with key personnel were carried out as follows:

	Income
	MCh$
	2011	2012	2013

Credit Cards	28	133	149
Consumer loans	62	490	283
Commercial loans	45	51	62
Mortgages loans	445	895	792

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 34 -    FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

This disclosure was prepared based on the guidelines “Fair Value of Financial Instruments” from the IFRS 13 “Fair Value Measurements”.

The standard is effective for annual periods beginning on or after January 1, 2013. Early application is permitted (but not done by Group) and it must be prospectively applied from the beginning of the annual period in which it is adopted (for our purposes the 2013 period). The disclosure requirements do not need to be applied to comparative information provided for periods before initial application. (However, in some cases it is presented for 2012 only to provide additional information to financial statement users, although it is not comparable to the criteria applied in 2013.)

The following section details the main guidelines and definitions used by the Group:

Fair value. The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal10 or most advantageous11 market and is not forced (i.e. it does not consider factors specific to the Group that may influence a real transaction).

Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a.

They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures”, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

b.

They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c.	They are able to enter into a transaction for the asset or liability.

d.	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

10 The market with the greatest volume and level of activity for the asset or liability.

11 The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in a orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Highest and best use of non-financial assets. The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

Group’s own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

a.

A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

b.

An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity’s own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention:

a.

Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).

b.	Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

c.

Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.

Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

a.	An estimate of future cash flows for the asset or liability being measured.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

b.	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.
c.

The time value of money, represented by the rate on risk-free monetary assets that have maturity dates or durations that coincide with the period covered by the cash flows and pose neither uncertainty in timing nor risk of default to the holder (i.e. a risk-free interest rate).

d.	The price for bearing the uncertainty inherent in the cash flows (i.e. a risk premium).

e.	Other factors that market participants would take into account in the circumstances.

f.	For a liability, the non-performance risk relating to that liability, including the entity’s (i.e. the debtor’s) own credit risk.

Fair value hierarchy. Gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

1.1  Determination of the fair value of financial instruments

The following table summarizes the fair values of the Bank’s main financial assets and liabilities as of year-end 2013 and 2012, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

		As of December 31,
		2012		2013
	Notes	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	520,228	520,228	911,088	911,088
Cash in the process of collection	5	123,777	123,777	112,755	112,755
Trading portfolio financial assets	6	159,898	159,898	431,683	431,683
Investments under agreements to resell	7	21,313	21,313	201,665	201,665
Derivative financial instruments	8	268,027	268,027	376,280	376,280
Loans and receivables from banks	9	482,371	482,371	217,944	217,944
Loans and receivables from customers	10	9,993,890	10,033,332	12,771,642	12,691,109
Financial investments available-for-sale	11	1,112,435	1,112,435	889,087	889,087
Held to maturity investments	11	104,977	101,941	237,522	231,880
LIABILITIES
Current accounts and demand deposits	17	1,112,675	1,112,675	3,451,383	3,451,383
Cash in the process of collection	5	68,883	68,883	57,352	57,352
Obligations under repurchase agreements	7	257,721	257,721	342,445	342,445
Time deposits and saving accounts	17	7,682,675	7,669,588	7,337,703	7,320,494
Derivative financial instruments	8	193,844	193,844	281,583	281,583
Borrowings from financial institutions	18	969,521	967,380	1,273,840	1,295,807
Debt issued	19	1,886,604	1,899,283	2,414,557	2,388,752
Other financial obligations	19	18,120	18,120	16,807	16,807

1.1.1. Fair Value Measurements of assets and liabilities only for disclosure purposes (non-recirring):

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The following section describes the methods used to estimate fair value:

		Measurement at fair value of items not valued on a recurrent
As of December 31,	Note	2012	2013
		MCh$	MCh$
ASSETS
Cash and deposits in banks	5	520,228	911,088
Cash in the process of collection	5	123,777	112,755
Investments under agreements to resell	7	21,313	201,665
Loans and receivables from banks	9	482,371	217,944
Loans and receivables from customers	10	10,033,332	12,691,109
Held to maturity investments	11	101,941	231,880

		11,282,962	14,366,441
LIABILITIES
Currents accounts and demand deposits	17	1,112,675	3,451,383
Cash in the process of collection	5	68,883	57,352
Obligations under repurchase agreements	7	257,721	342,445
Time deposits and saving accounts	17	7,669,588	7,320,493
Borrowings from financial institutions	18	967,380	1,295,807
Debt issued	19	1,899,283	2,388,752
Other financial obligations	19	18,120	16,807

		11,993,650	14,873,039

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their book value given their short-term nature. These items include:

—	Cash and deposits in banks
—	Cash in the process of collection
—	Investments under agreements to resell
—	Current accounts and demand deposits
—	Other financial obligations

Loans

The fair value of loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on the Group’s credit risk policies and methodologies: These items include:

—	Loans and receivables from banks
—	Loans and receivables customers

Financial instruments held to maturity

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

—	Time deposits and saving accounts
—	Borrowings from financial institutions
—	Debt issued

1.1.2. Fair Value measurement of financial assets and liabilities (recurring)

		Fair value measurement of recurring items
December 31, 2013	Note	2012	2013

		MCh$	MCh$
ASSETS

Trading portfolio financial assets	6	159.898	431.683
From the Chilean Government and Central Bank		2.543	9.852
Other instruments issued in Chile		30.596	18.715
Foreign government and Central Bank instruments		101.114	326.141
Other instruments issued abroad		3.409	64.443
Mutual fund investments		22.236	12.532
Financial investments available for sale	11	1.112.435	889.087
From the Chilean Government and Central Bank		444.975	357.334
Other instruments issued in Chile		446.346	233.633
Foreign government and Central Bank instruments		206.296	212.280
Other instruments issued abroad		14.818	85.840
Derivative financial instruments	8	268.027	376.280
Forwards		58.249	70.265
Swaps		208.405	303.535
Call Options		303	1.968
Put Options		1.070	512

Total		1.540.360	1.697.050

LIABILITIES
Derivative financial instruments	8	193.844	281.583
Forwards		62.794	62.170
Swaps		129.273	215.302
Call Options		1.114	3.549
Put Options		663	562

Total		193.844	281.583

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Financial Instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

—	Trading portfolio financial assets
—	Financial investments available for sale

Derivative instruments

The estimated fair value of derivative instruments is calculated using prices quoted on the market for financial instruments of similar characteristics.

The methodology therefore recognizes the credit risk of each counterparty.

The effect of both CVA (Counterparty Valuation Adjustment) and DVA (Negative Counterparty Valuation Adjustment) are incorporated in the valuation of a derivatives contracts.

These adjustments are recognized periodically in the financial statements since December 2013, the portfolio of derivative contracts accumulate an effect of MCh$(2,182), the breakdown is as follows:

	As of December 31,
	2013		2012
	CVA	DVA	CVA	DVA
	MCh$	MCh$	MCh$	MCh$

Derivatives held for hedging	-	7	(2)	-

Fair value	-	4	(2)	-

Currency Forwards	-	-	-	-
Currency Swaps	-	2	-	-
Interest rate swaps	-	2	(2)	-

Cash Flow	-	2	-	-

Currency Forwards	-	1	-	-
Currency Swaps	-	(1)	-	-
Interest rate swaps	-	3	-	-

Derivatives held for trading	(2,263)	73	(1,277)	-

Currency Forwards	(216)	14	(110)	-
Currency Swaps	(858)	5	(416)	-
Interest rate swaps	(1,174)	53	(742)	-
Currency call options	(12)	1	5	-
Currency put options	(4)	-	(14)	-

Total financial derivatives	(2,263)	80	(1,279)	-

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

1.2 Fair value hierarchy

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument’s cash flows.

—	Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

The specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from other-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument’s cash flows or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices of brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

—	Level 3: inputs are unobservable inputs for the asset or liability.

This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (cámara), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank develops American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model’s parameters are very stable.

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

Impact of Calibration in MCh$	Total	Volatility of American forwards	TAB 30	TAB 90	TAB 180	TAB 360

American forward USD-CLP	-	-	-	-	-	-

Basis TAB CLP	973	-	230	197	528	18

Basis TAB CLF	(1.501)	-	-	-	(102)	(1.399)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
1	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Various	Santiago Stock Exchange	Directly observable price.
	Mutual Funds	Asset Managers	SVS	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Stock Exchange	Internal rate of return (IRR) based on prices.
2	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market instruments	Chilean Central Bank and Chilean Treasury	Santiago Stock Exchange	Interest rate curves based on prices.
	Money market instruments	Banks	Santiago Stock Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc
3	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for year end 2012 and 2013.

		Fair Value Measurement at reporting date using

December 31, 2012	Notes	Fair Value Amount	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

ASSETS
Trading securities	6	159,898	140,619	19,279	-
Available-for-sale securities	11	1,112,435	953,800	158,635	-
Derivatives	8	268,027	-	235,056	32,971

Total		1,540,360	1,094,419	412,970	32,971

LIABILITIES
Derivatives	8	193,844	20,186	167,845	5,813

Total		193,844	20,186	167,845	5,813

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

		Fair Value Measurement at reporting date using

December 31, 2013	Notes	Fair Value Amount	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

ASSETS
Trading securities	6	431,683	348,525	83,158	-
Available-for-sale securities	11	889,087	595,877	293,210	-
Derivatives	8	376,280	-	340,558	35,722
Total		1,697,050	944,402	716,926	35,722

LIABILITIES
Derivatives	8	281,583	-	278,867	2,716

Total		281,583	-	278,867	2,716

1.2.1 Transfers between level 1 and 2

The following table details transfers of assets and liabilities between Level 1 and Level 2 during 2013.

		Fair value measurement of recurring items using

December 31, 2012	Note	Fair Value	Level 1 to 2	Level 2 to 1

ASSETS		-	-	-
Trading portfolio financial assets securities	6	159.898	-	-
Financial instruments available for sale	11	1.112.435	-	-
Derivative financial instruments	8	268.027	-	-
Total		1.540.360	-	-

LIABILITIES
Derivative financial instruments	8	193.844	-	-

Total		193.844	-	-

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

		Recurring fair value measurement of items
December 31, 2013	Note	Fair Value	Level 1 to 2	Level 2 to 1

ASSETS
Trading portfolio financial assets securities	6	431,683	18,331	-
Other instruments issued in Chile		-	18,331	-
Financial instruments available for sale	11	889,087	78,712	-
Other instruments issued in Chile		-	78,712	-
Derivative financial instruments	8	376,280	-	-

Total		1,697,050	97,043	-

LIABILITIES
Derivative financial instruments	8	281,583	-	-

Total		281,583	-	-

Transfers from Level 1 to Level 2 observed during 2013 are due fully to implementing IFRS 13, as the transferred assets are valued using zero-coupon discount curves built using quoted input for transactions with similar instruments.

1.2.2 Disclosures regarding level 3 assets and liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

—

Derivative financial instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

—	American forward options.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of year-end 2013 and 2012.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Level 3 Reconciliation

December 31, 2012	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Net of purchases, sales and agreements	Transfers between level 1 and level 2	Closing balance

	MCh$					MCh$
ASSETS
Trading securities	-	-	-	-	-	-
Financial assets available for sale	-	-	-	-	-	-
Derivative instruments	32,974	(3)	-	-	-	32,971

Total	32,974	(3)	-	-	-	32,971

LIABILITIES
Derivative instruments	6,908	(1,095)	-	-	-	5,813

Total	6,908	(1,095)	-	-	-	5,813

Level 3 Reconciliation

December 31, 2013	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Net of purchases, sales and agreements	Transfers between level 1 and level 2	Closing balance

	MCh$					MCh$
ASSETS
Trading securities	-	-	-	-	-	-
Financial assets available for sale	-	-	-	-	-	-
Derivative instruments	32,971	9,729	-	(6,978)	-	35,722

Total	32,971	9,729	-	(6,978)	-	35,722

LIABILITIES
Derivative instruments	5,813	5,703	-	(8,800)	-	2,716

Total	5,813	5,703	-	(8,800)	-	2,716

1.2.3 Hierarchy for remaining assets and liabilities

The following table classifies assets and liabilities not measured at fair value on a recurring basis, in accordance with the fair value hierarchy as of year-end 2013 and 2012.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

		Fair value measurement of non-recurring items

As of December 31, 2012	Note	Estimated Fair Value	Level 1	Level 2	Level 3

		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	520.228	-	-	520.228
Cash in the process of collection	5	123.777	-	-	123.777
Investments under agreements to resell	7	21.313	-	-	21.313
Loans and receivables from banks	9	482.371	-	-	482.371
Loans and receivables from customers	10	10.033.332	-	-	10.033.332
Held to maturity investments	11	101.941	-	101.941	-

		11.282.962	-	101.941	11.181.021

LIABILITIES
Current accounts and demand deposits	17	1.112.675	-	-	1.112.675
Cash in the process of collection	5	68.883	-	-	68.883
Obligations under repurchase agreements	7	257.721	-	-	257.721
Time deposits and saving accounts	17	7.669.588	-	7.393.321	276.267
Borrowings from financial institutions	18	967.380	-	-	967.380
Debt issued	19	1.899.283	-	1.899.283	-
Other financial obligations	19	18.120	-	-	18.120

		11.993.650	-	9.292.604	2.701.046

		Fair value measurement of non-recurring items

As of December 31, 2013	Note	Estimated Fair Value	Level 1	Level 2	Level 3

		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	911.088	-	-	911.088
Cash in the process of collection	5	112.755	-	-	112.755
Investments under agreements to resell	7	201.665	-	-	201.665
Loans and receivables from banks	9	217.944	-	-	217.944
Loans and receivables from customers	10	12.691.109	-	-	12.691.109
Held to maturity investments	11	231.880	-	231.880	-

		14.366.441	-	231.880	14.134.561

LIABILITIES		-	-	-	-
Current accounts and demand deposits	17	3.451.383	-	-	3.451.383
Cash in the process of collection	5	57.352	-	-	57.352
Obligations under repurchase agreements	7	342.445	-	-	342.445
Time deposits and saving accounts	17	7.320.493	-	7.094.291	226.202
Borrowings from financial institutions	18	1.295.807	-	-	1.295.807
Debt issued	19	2.388.752	-	2.388.752	-
Other financial obligations	19	16.807	-	-	16.807

		14.873.039	-	9.483.043	5.389.996

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 35 -    RISK MANAGEMENT

1.   Introduction:

As a result of its activities, the Bank is exposed to several types of risks mainly related to its loan portfolio and financial instruments. The following sections describe the Bank’s main business activities and policies as they relate to risk management.

Risk Management Structure:

Board of Directors

At Corpbanca, the Board of Directors plays a leading role in corporate governance. They are responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF. One of the principal functions of the Board of Directors is to monitor, evaluate and guide upper management to ensure that their actions are in line with best practices. To accomplish this, various Committees, support areas, codes and manuals have been developed, which lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank’s risks.

Directors’ and Audit Committee

The purpose of the Directors Committee is to strengthen self-regulation within the Bank, thus improving the efficiency of the directors’ supervisory activities. This committee is responsible for, among other functions, examining accounting and financial reports, transactions with related parties and compensation of managers and senior executives.

The Audit Committee’s objective is to promote efficiency within the Bank’s internal control systems and compliance with regulations. In addition, it must reinforce and support both the function of the Bank’s Office of the Comptroller and its independence from management and serve, at the same time, as a bridge between the internal audit department and the external auditors as well as between these two groups and the Board of Directors.

At a meeting of the Board of Directors on August 30, 2011, the board agreed that the Directors’ Committee would take on additional functions of an audit committee and its name would be changed to the Directors’-Audit Committee.

Corporate Governance Committee

The Corporate Governance Committee is a consultation body of the Board of Directors whose mission is to ensure the existence and development within the Bank of the best corporate governance practices for financial entities. To this end, it is responsible for evaluating the current practices and policies, proposing and making recommendations to the Board of Directors on improvements, reforms and adjustments that it deems appropriate, also ensuring proper implementation and application of these corporate governance practices and policies defined by the Bank’s Board of Directors. The Committee performs these functions for the Bank, its divisions, its subsidiaries and its foreign entities.

The Committee is comprised of five members of the Board of Directors and may include external advisors. It is chaired by Catalina Saieh Guzmán. The other members are Ana Holuigue Barros, Rafael Guilisasti Gana, José Luis Mardones Santander and Gustavo Arriagada Morales. Its permanent advisor is Alejandro Ferreiro Yazigi. During 2013, the Corporate Governance Committee met 9 times.

This Committee is governed by its by-laws, as well as applicable SBIF regulations, general character standards from the SVS, the General Banking Law, the Corporations Law and other current laws and regulations or others issued in the future on these matters. The work of this Committee is also particularly based on the principles of the Organization for Economic Cooperation and Development (OECD) as well as of the Basel Committee on Banking Supervision with regards to good governance matters in financial companies.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

During 2013, the Committee approved the by-laws that govern the Committee in terms of its composition and quorum for meeting, as well as its functions, powers and sessions.

Loan Committees

These committees are comprised of executives from the commercial and risk divisions as well as directors based on the required credit attributions and are intended to make decisions on different loan transactions and conditions that involve credit risk for the Bank. In addition, the highest decision-making authority the Executive Committee approves new, amended and/or updated credit policies.

Commercial Risk Committee

The objective of this Committee is to evaluate risk policies, mechanisms and procedures in place as well as to recommend measures and adjustments that help optimize the risk-return ratio for all segments within retail or consumer banking, maintaining risk in line with the returns sought by the Bank, granting flexible and specialized services that meet their customers needs. It proposes policies and strategies to improve diverse credit risk management processes in order to evaluate, rate and control the Bank’s internal processes to guarantee effective compliance and achieve proposed objectives. It reports directly to the Bank’s Board of Directors and is comprised of several directors other than the members of the Directors’-Audit Committee.

Asset-Liability Committee (ALCO)

This committee is responsible for establishing the policy framework for financial risk management, in accordance with guidelines defined by the Board of Directors and current legislation, as well as reviewing macroeconomic and financial conditions, the risks taken by the Company and the results obtained. Its main function is divided between commercial and financial matters. It approves the strategies that guide the Bank’s composition of assets and liabilities, cash inflows and outflows and transactions with financial instruments. This was done so that, after considering the diverse alternatives available, the Bank makes the decisions that ensure the highest and most sustainable returns with risk levels that are compatible with the financial business, current regulations and internal standards.

Committee on the Prevention of Money Laundering and Terrorist Financing

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

Office of the Comptroller

The main function of the Office of the Comptroller is to support the Board of Directors and upper management to ensure maintenance, application and proper functioning of the Bank’s internal control system, which also entails supervising compliance with rules and procedures.

Code of Conduct and Market Information Manual

Corpbanca’s objective is to continue progressing to become the best bank and have first-rate human capital. All associates and directors of Corpbanca and its subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

In response to our clients’ trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct, approved in 2008 by the Bank’s management and the Audit Committee.

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
Through the regular review of our various centers of responsibility.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Watch List Portfolio

To safeguard the quality of the loan portfolio, the Bank has established that the customer Watch List must include the following types of portfolios, depending on the type of problems that affect them:

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

V4

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Customers with a structured payment plan. A defined payment plan for the full debt, needing only control of timely paid installments.	V5

Satisfactory Asset Customers. Customers who have exited the system due to satisfactorily complying with the action plans agreed	V0

Variables that determine the classification of a Watch List asset

1.	An analysis of warning signs, could include:

—	Customer Warning Signs

Change of ownership, partners or guarantors

Issues among partners

Change in the marital status of guarantors

Changes in the ownership of fixed assets

Labor issues

Quality of financial information

Adverse situation in industry or market in which debtor does business

Regulatory changes

Damage to facilities

—	Other Warning Signs

Reduction in sales

Reduction in the gross and operational margins

Increase in cash flow cycles (inventory and accounts receivable turnover ratios)

High retirement rates among partners

Increase in investments and account receivables corresponding to related entities

Structural changes in pertinent markets

Major investment projects

—	Payment Behavior

Payment defaults for 30 days in the Financial System and/or Defaulted Portfolio

Requesting continual renewals

Continuous internal overdrafts

Unpaid balances more than 30 days past due in financial system and/or past-due portfolio

Documents issued with insufficient funds

Scarce movements in current account

Unexplained labor and other violations

Number of defaults in Bank and financial system

2.	Customer Risk Rating.

Client merits rating A6 classification or worse,

3.	Customer Analysis

Review of business circumstances and changes in the financial situation due to credit line renewals or requests for one-time credits.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Who obtains access to The Watch List

—	Account Executives
—	Risk Managers
—	Approval Committees, as required,
—	Defaulted and Expired Portfolio Committees
—	Asset Rating and Control Manager
—	Business Managers

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

The portfolio itself is reviewed monthly by a Committee composed of the Chief Executive Officer, the Division Manager for Company Credit Risk, the Normalization area manager, the normalization are sub-manager and the Asset Rating and Control Manager.

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

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

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

Maximum Exposure to Credit Risk

The following table presents the distribution, by financial asset, of our maximum exposure to credit risk, as of December 31, 2012 and 2013, for different balance sheet components, including derivatives, and without deducting security interests in personal or real property or other credit improvements.

		Maximum exposure
	Notes	2012	2013
		MCh$	MCh$

Loans and receivables to banks	9	482,371	217,944
Loans and receivables to customers	10	9,993,890	12,771,642
Derivative financial instruments	8	268,027	376,280
Investments under agreements to resell	7	21,313	201,665
Financial investments available-for-sale	11	1,112,435	889,087
Financial investments held-to-maturity	11	104,977	237,522
Other assets	16	149,903	293,118

Total		12,132,916	14,987,258

For further detail of the concentration by financial security type, please refer to the specific Notes referenced above.

For financial assets recognized on the balance sheet, maximum exposure to credit risk represents the balance sheet carrying value after allowance for impairment.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

An analysis of credit risk concentration by industry of loans is as follows:

		2012			2013
	Notes	Maximum gross exposure	Maximum net exposure (1)%		Maximum gross exposure	Maximum net exposure	%
		MCh$	MCh$		MCh$	MCh$

Manufacturing		817.284	808.665	10,90%	831.804	823.633	8,96%
Mining		356.709	352.947	4,76%	786.261	778.537	8,47%
Electricity, gas and water		417.645	413.241	5,57%	497.619	492.729	5,36%
Agriculture and Livestock		263.290	260.513	3,51%	302.914	299.938	3,26%
Forestry and wood extraction		38.836	38.427	0,52%	32.525	32.205	0,35%
Fishing		48.611	48.098	0,65%	1.212	1.200	0,01%
Transport		203.982	201.831	2,72%	362.074	358.516	3,90%
Communications		70.982	70.233	0,95%	115.094	113.963	1,24%
Construction		964.373	954.203	12,87%	1.111.889	1.100.965	11,97%
Commerce		914.870	905.221	12,21%	1.469.127	1.454.694	15,82%
Services		3.090.167	3.057.578	41,23%	3.676.693	3.640.575	39,60%
Others		308.111	304.862	4,11%	98.244	97.147	1,06%

Subtotal Commercial Loans	10	7.494.860	7.415.819	100%	9.285.456	9.194.102	100%
Consumer Loans	10	1.076.656	1.052.585		1.623.249	1.595.532
Mortgage Loans	10	1.531.975	1.525.486		1.988.976	1.982.008

Total		10.103.491	9.993.890		12.897.681	12.771.642

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Credit quality by financial asset class

With regard to the quality of credits, these are described consistent with the standards issued by the Superintendency for Banks and Financial Institutions. A detail by credit quality is summarized as follows:

December 31, 2012

	Individual Portfolio										Group Portfolio
	Normal Portfolio										Normal Portfolio	Impaired Portfolio

	A1 MCh$	A2 MCh$	A3 MCh$	A4 MCh$	A5 MCh$	A6 MCh$	B1 MCh$	B2 MCh$	Impaired MCh$	Total MCh$	MCh$	MCh$	Total MCh$	General Total MCh$	Note

Loans and receivables from banks	463,159	9,080	10,310	-	-	-	-	-		482,549	-	-	-	482,549	9

Loans and receivable from customers
Commercial loans:
General Commercial loans	127,381	1,068,995	1,548,114	1,967,759	911,992	36,551	61,696	22,809	78,178	5,823,475	591,842	37,859	629,701	6,453,176
Foreign Trade loans	-	18,758	162,015	132,106	39,748	20,515	23,009	2,856	18,036	417,043	7,524	257	7,781	424,824
Lines of credit and overdrafts	-	492	6,336	11,285	2,530	126	100	44	186	21,099	7,885	261	8,146	29,245
Factored receivables	-	-	19,817	36,031	23,673	1,505	415	35	322	81,798	5,631	193	5,824	87,622
Leasing contracts	-	5,455	19,130	123,453	111,864	10,336	20,683	218	18,636	309,775	30,208	1,311	31,519	341,294
Other outstanding loans	-	234	358	2,026	392	51	16	2	826	3,905	154,508	286	154,794	158,699

Subtotal Commercial loans	127,381	1,093,934	1,755,770	2,272,660	1,090,199	69,084	105,919	25,964	116,184	6,657,095	797,598	40,167	837,765	7,494,860	10

Consumer loans	-	-	-	-	-	-	-	-	-	-	1,043,027	33,629	1,076,656	1,076,656	10

Mortgage loans	-	-	-	-	-	-	-	-	-	-	1,499,243	32,732	1,531,975	1,531,975	10

Total loans and receivable to customers	127,381	1,093,934	1,755,770	2,272,660	1,090,199	69,084	105,919	25,964	116,184	6,657,095	3,339,868	106,528	3,446,396	10,103,491
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

December 31, 2013

	Individual Portfolio										Group Portfolio

	Normal Portfolio						Impaired Portfolio				Normal Portfolio	Impaired Portfolio

	A1 MCh$	A2 MCh$	A3 MCh$	A4 MCh$	A5 MCh$	A6 MCh$	B1 MCh$	B2 MCh$	Impaired MCh$	Total MCh$	MCh$	MCh$	Total MCh$	General Total MCh$	Note

Loans and receivables from banks	140,017	30,469	47,595	-	-	-	-	-	-	218,081	-	-	-	218,081	9
	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Loans and receivable from customers	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial loans:	-	-	-	-	-	-	-	-	-	-	-	-	-	-
General Commercial loans	190,904	1,309,328	2,544,546	2,158,738	613,593	39,635	188,112	32,088	197,290	7,274,234	370,663	44,530	415,193	7,689,427
Foreign Trade loans	14,671	141,600	159,657	63,862	21,765	-	12,900	2,737	31,505	448,697	10,050	327	10,377	459,074
Lines of credit and overdrafts	1	1,592	4,833	7,530	1,629	154	201	33	566	16,539	10,952	444	11,396	27,935
Factored receivables	-	1,501	32,596	31,539	1,160	-	718	-	172	67,686	7,588	110	7,698	75,384
Leasing contracts	1,031	11,664	146,350	339,226	139,767	8,497	29,465	3,752	31,979	711,731	94,132	6,019	100,151	811,882
Other outstanding loans	1	277	2,692	4,660	1,594	49	205	46	949	10,473	210,801	480	211,281	221,754

Subtotal Commercial loans	206,608	1,465,962	2,890,674	2,605,555	779,508	48,335	231,601	38,656	262,461	8,529,360	704,186	51,910	756,096	9,285,456	10

Consumer loans	-	-	-	-	-	-	-	-	-	-	1,579,321	43,928	1,623,249	1,623,249	10

Mortgage loans	-	-	-	-	-	-	-	-	-	-	1,954,173	34,803	1,988,976	1,988,976	10

Total loans and receivable to customers	346,625	1,496,431	2,938,269	2,605,555	779,508	48,335	231,601	38,656	262,461	8,747,441	4,237,680	130,641	4,368,321	13,115,762
Financial investments	-	-	-	-	-	-	-	-			-	-	-	-

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The overdue analysis by financial asset class is as follows:

	December 31, 2012
	1-29 days	30-89 days	90 days or more	Total
	MCh$	MCh$	MCh$	MCh$

Loans and receivables to banks	-	-	-	-
Loans and receivables to customers:
Commercial loans	35,226	11,735	41,792	88,753
Mortgage loans	3,128	1,857	7,272	12,257
Consumer loans	2,662	1,745	2,208	6,615
Financial investments	-	-	-	-

Total	41,016	15,337	51,272	107,625

	December 31, 2013
	1-29 days	30-89 days	90 days or more	Total
	MCh$	MCh$	MCh$	MCh$

Loans and receivables to banks	-	-	-	-
Loans and receivables to customers:
Commercial loans	50,380	14,200	52,036	116,616
Mortgage loans	1,493	1,108	4,614	7,215
Consumer loans	26,007	7,449	7,441	40,897
Financial investments	-	-	-	-

Total	77,880	22,757	64,091	164,728

The fair value of the collateral of overdue but not impaired loans was MCh$223,509 as of December 31, 2012 and MCh$445,889 as of December 31, 2013.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

The following tables details assets and liabilities by currency as of December 31, 2012 and 2013:

As of December 31, 2012	Notes	US$	Euro	Yen	Sterling pound	Colombian pesos	Other currencies	UF	Pesos	TC	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Cash and due from bank	5	274,232	1,487	61	1,157	114,912	313	-	128,066	-	520,228
Cash in the process of collection	5	24,081	1,344	-	7	614	582	-	97,149	-	123,777
Trading portfolio financial assets	6	357	-	-	-	104,519	-	5,128	49,894	-	159,898
Investments under agreements to resell	7	72	-	-	-	-	-	1,009	20,232	-	21,313
Derivative financial instruments	8	155,142	-	-	-	4,699	-	-	108,186	-	268,027
Loans and receivables from banks	9	91,443	-	-	-	804	-	-	390,124	-	482,371
Loans and receivables from customers	10	1,462,191	34,378	-	104	1,637,625	-	3,487,311	3,366,221	6,060	9,993,890
Financial investments available-for-sale	11	23,059	-	-	-	218,350	-	481,512	382,188	7,326	1,112,435
Held to maturity investments	11	11,982	-	-	-	82,896	-	10,099	-	-	104,977
Investments in other companies	12	-	-	-	-	2,210	-	-	3,583	-	5,793
Intangible assets	13	123	-	-	-	23,347	(227)	-	466,063	-	489,306
Property, plant and equipment	14	99	-	-	-	9,347	-	-	55,640	-	65,086
Current taxes	15	-	-	-	-	-	-	-	-	-	-
Deferred income taxes	15	458	-	-	-	8,653	-	-	31,473	-	40,584
Other Assets	16	23,323	145	-	-	15,071	-	24	111,340	-	149,903

Total Assets		2,066,562	37,354	61	1,268	2,223,047	668	3,985,083	5,210,159	13,386	13,537,588

Current accounts and demand deposits	17	77,318	608	-	45	309,562	46	5,908	719,188	-	1,112,675
Cash in the process of collection	5	18,579	990	251	1,113	457	636	-	46,857	-	68,883
Obligations under repurchase agreements	7	13,455	-	-	-	-	-	-	244,266	-	257,721
Time deposits and saving accounts	17	840,994	2,329	-	-	1,504,242	-	740,654	4,594,455	1	7,682,675
Derivative financial instruments	8	94,820	-	-	-	5,568	-	30	93,426	-	193,844
Borrowings from financial institutions	18	953,856	2,297	-	104	13,671	99	-	(506)	-	969,521
Debt issued	19	-	-	-	-	77,561	-	1,762,222	46,821	-	1,886,604
Other financial obligations	19	-	-	-	-	1,570	-	8,583	6,544	1,423	18,120
Current income tax provision	15	15	-	-	-	8,647	-	-	395	-	9,057
Deferred income taxes	15	-	-	-	-	14,650	-	-	106,064	-	120,714
Provisions	20	2,957	-	-	-	53,950	-	-	79,333	-	136,240
Other Liabilities	21	(27,078)	30,789	(190)	7	25,208	89	1,410	49,633	-	79,868

Total Liabilities		1,974,916	37,013	61	1,269	2,015,086	870	2,518,807	5,986,476	1,424	12,535,922

Net Assets (liabilities)		91,723	341	-	(1)	209,424	(202)	1,459,415	(770,996)	11,962	1,001,666
Contingent loans	22	1,384,964	13,591	98	146	573,937	-	-	423,328	-	2,396,064
											-
Net asset (liability) position		1,476,687	13,932	98	145	783,361	-	1,466,276	(347,668)	11,962	3,404,591

The analysis, by contractual maturity, of assets and liabilities can be found in Note 36.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

As of December 31, 2013	Notes	US$	Euro	Yen	Sterling pound	Colombian pesos	Other currencies	UF	Pesos	TC	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Cash and due from bank	5	172,340	3,625	98	67	595,663	390	-	138,905	-	911,088
Cash in the process of collection	5	30,380	1,529	-	2,214	727	167	-	77,738	-	112,755
Trading portfolio financial assets	6	-	-	-	3	390,706	-	9,310	31,664	-	431,683
Investments under agreements to resell	7	-	-	-	-	190,005	-	772	10,888	-	201,665
Derivative financial instruments	8	191,371	-	-	-	36,507	-	-	148,402	-	376,280
Loans and receivables from banks	9	63,716	-	-	-	14,223	-	-	140,005	-	217,944
Loans and receivables from customers	10	1,205,734	4,039	-	240	4,985,764	-	3,676,190	2,885,446	14,229	12,771,642
Financial investments available-for-sale	11	74,381	-	-	-	255,782	-	201,724	349,001	8,199	889,087
Held to maturity investments	11	10,563	-	-	-	218,327	-	8,632	-	-	237,522
Investments in other companies	12	-	-	-	-	10,994	-	-	4,471	-	15,465
Intangible assets	13	118	-	-	-	355,572	-	-	481,232	-	836,922
Property, plant and equipment	14	1,140	-	-	-	60,792	-	-	36,310	-	98,242
Current taxes	15	-	-	-	-	-	-	-	-	-	-
Deferred income taxes	15	787	-	-	-	52,005	-	-	36,426	-	89,218
Other Assets	16	54,652	-	-	-	44,413	-	8	194,045	-	293,118

Total Assets		1,805,182	9,193	98	2,524	7,211,480	557	3,896,636	4,534,533	22,428	17,482,631

Current accounts and demand deposits	17	91,314	1,272	-	1	2,492,576	11	11,602	854,607	-	3,451,383
Cash in the process of collection	5	11,434	1,371	-	54	698	57	-	43,738	-	57,352
Obligations under repurchase agreements	7	10,899	-	-	-	256,455	-	-	75,091	-	342,445
Time deposits and saving accounts	17	626,742	267	-	-	2,537,342	-	377,280	3,796,071	1	7,337,703
Derivative financial instruments	8	137,037	-	-	-	19,922	-	32	124,592	-	281,583
Borrowings from financial institutions	18	836,699	3,326	-	240	433,857	-	-	282	-	1,273,840
Debt issued	19	382,466	-	-	-	347,909	-	1,637,283	46,899	-	2,414,557
Other financial obligations	19	-	-	-	-	1,122	-	6,224	8,840	621	16,807
Current income tax provision	15	715	-	-	-	17,695	-	-	26,748	-	45,158
Deferred income taxes	15	104	-	-	-	82,916	-	-	96,447	-	179,467
Provisions	20	3,424	-	-	-	67,386	-	-	94,122	-	164,932
Other Liabilities	21	92,877	2,766	98	2,226	59,544	351	914	26,731	-	185,507

Total Liabilities		2,193,711	9,002	98	2,521	6,317,422	419	2,033,335	5,193,604	622	15,750,734

Net Assets (liabilities)		(389,413)	191	-	3	892,414	138	1,863,301	(671,401)	21,806	1,731,897
Contingent loans	22	1,318,986	12,127	78	-	1,012,045	-	158,588	250,105	-	2,751,929
		-	-	-	-	-	-	-	-	-
Net asset (liability) position		929,573	12,318	78	3	1,904,459	138	2,021,889	(421,296)	21,806	4,483,826

The analysis, by contractual maturity, of assets and liabilities can be found in Note 36.

1. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT FINANCIAL RISK

  A.   Definition and Principles of Financial Risk Management

This section describes the financial risks, liquidity risk and market risks to which we are exposed in our business activities. Additionally, an explanation is included of the internal tools and regulatory methods used to control these risks, portfolios over which these market risks approach are applied and quantitative disclosures that demonstrate the level of exposure to financial risk we assumed

The principal types of inherent risk in our business are market, liquidity, operational and credit risk. The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long-term stable earnings growth. Our senior management places great emphasis on risk administration.

Our policy with respect to asset and liability management is to maximize our net interest income and return on assets and equity while managing interest rate, liquidity and foreign exchange risks while remaining within the limits provided by Chilean banking regulations and internal risk policies and limits.

Our asset and liability management policies are developed by our Asset & Liability Committee, or our A&L Committee, following guidelines established by our Board of Directors. The A&L Committee is composed of eleven members, including a director, the Chief Executive Officer, the Division Manager—Treasury and International, the Financial Risk Manager, our Chief Financial Officer, and the Division Managers of Management Control and Planning, Retail Banking, Financial Services Offered through Subsidiaries and Commercial Banking, represented by the Managers of the

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

Corporate and Commercial Banking Divisions. The role of the Financial Risk Manager and the A&L Committee is to ensure that our treasury and international division’s operations are consistently in compliance with our internal risk policies and limits, as well as applicable regulations. The A&L Committee typically meets once per month. Senior members of our treasury and international division meet regularly with the A&L Committee and outside consultants to discuss our asset and liability position. The members of our financial risk management department are not employed in our banking operations or treasury and international division.

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

Our financial risk analysis focuses on managing risk exposure relating to (i) the interest rate risk relating to fixed income portfolio (comprised of a “trading” portfolio and “an available-for-sale” portfolio), which contains mainly Chilean government bonds, Colombian government bonds, corporate bonds, letters of credit loans issued by third parties and interest rate derivatives, (ii) the interest rate risk relating to asset and liability positions, (iii) liquidity risk, and (iv) our net foreign currency position, which includes all of our assets and liabilities in foreign currencies (mainly U.S. dollars), including derivatives that hedge certain foreign currency mismatches that arise between investments and the funding thereof.

1.	Market Risk

a) Definition

Market risk is the exposure to economic gains or losses caused by movements in prices and market variables. This exposure stems from both the trading book, where positions are valued at fair value, and the banking book, which is at amortized cost. The different valuation methodologies require the use of diverse tools to measure and control the impact on either the value of the Bank’s positions or its financial margin. .

Decisions as to how to manage these risks are reviewed by committees, the most important of which is the Asset-Liability Committee (ALCO).

Each of the activities are measured, analyzed and reported on a daily basis using different metrics to ascertain their risk profiles.

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

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

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

The following section describes the main risk factors along with the tools we use to monitor the most important impacts of market risk factors to which the Bank and its subsidiaries are exposed.

1.	Risk Factors

a)	Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions.

The main sources of foreign exchange risk are:

- Positions in foreign currency (FX) within the trading book.

- Currency mismatches between assets and liabilities in the banking book.

- Cash flow mismatches in different currencies.

- Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the bank’s income statement and equity. This effect is known as “translation risk”.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

b)	Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g. UF, UVR or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the balance sheet may be denominated.

c)	Interest Rate Risk

Interest rate risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of trading instruments and the net interest margin and other gains from the banking book such as fees. Likewise, fluctuations in interest rates can affect the underlying value of the Bank’s assets and liabilities and of derivative instruments that are recorded off balance sheet at fair value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin and equity.

Movements in interest rates can be explained by at least the following risk factors:

—	Systemic risk

—	Funding liquidity risk

—	Credit risk

—	Specific risk

i.	Prepayment or Call Risk

This risk arises from the possible prepayment (partial or full) of any transaction before its contractual maturity, generating the need to reinvest the freed cash flows at a different rate than that of the prepaid transaction.

ii.	Underwriting Risk

This risk arises as a result of the Bank underwriting a placement of bonds or other debt instruments, taking on the risk of coming to own the portion of the issuance that could not be placed among potential interested parties.

d)	Correlation Risk

Correlation risk is the exposure to changes in estimated correlations between the relative value of two or more assets, or a difference between the effective and estimated correlation over the life of the transaction.

e)	Market Liquidity Risk

Market liquidity risk is the exposure to losses as a result of the potential impact on transaction prices or costs in the sale or closure of a position. This risk is related to the particular market’s degree of depth.

f)	Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as the exposure to changes in the perceived volatility of these factors.

b) Management Principles

The following principles govern the market risk management efforts of CorpBanca and its subsidiaries:

—

Business and trades are conducted in line with established policies, pre-approved limits, guidelines, procedure controls and clearly defined delegation of decision-making authority, in compliance with applicable laws and regulations.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

—

The Bank’s organizational structure must ensure effective segregation of duties so that trading, monitoring, accounting and risk measurement and management are performed and reported independently using a dual-control system.

—	Trading of new products and participation in new markets can only take place if:

¡	The product has been approved by the Bank’s New Product Committee.

¡	A full assessment has been conducted to determine if the activity falls within the bank’s general risk tolerance and specific commercial objectives.

¡	Proper controls and limits have been set for that activity.

—	The limits, terms and conditions stipulated in the authorizations are monitored on a daily basis and any excesses are reported no later than the following day.

—	Trading positions are valued each day at fair value in accordance with the Valuation Policy.

—	All trades must be executed at current market rates.

2.	Funding Liquidity Risk

a)	Definition

Funding liquidity risk is the exposure of the Bank and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

—	the liquidation of positions, when it so decides, to occur without significant losses.

—	the commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.

—	the Bank to avoid fines or regulatory sanctions for not complying with regulations.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

b)	Management Principles

The principles used to manage funding liquidity risk include:

—	Balancing strategic liquidity objectives with corporate profitability objectives, designing and implementing investment and financing strategies to compete with our key competitors.

—	Designing policies, limits and procedures in accordance with banking regulations, internal rules and CorpBanca’s strategic business objectives.

—

Establishing a robust framework for managing liquidity risk that guarantees that the entity will maintain sufficient liquidity, including a cushion of high-quality, unencumbered liquid assets that can be used to contend with a series of stress-generating events, including those that bring about losses or weaken sources of secured and unsecured financing.

—	Clearly establishing liquidity risk tolerance appropriate for its business strategy and its size within the financial system.

—

The Bank has a financing strategy that promotes effective diversification of funding sources and maturities. It maintains a continuous presence in the funding market with correspondent banks and select customers, maintaining close relationships and promoting diversification of funding sources. It also keeps appropriate lines of financing available, ensuring its ability to obtain liquid resources quickly. The Bank has identified the main factors of vulnerability that affect its ability to secure funds and monitors the validity of the assumptions behind estimates for obtaining funding.

a)

CorpBanca actively manages its intraday liquidity positions and risks in order to punctually meet its payment and liquidation obligations both under normal circumstances as well as situations of stress, contributing to the smooth operations of the payment and settlement systems.

3.	Counterparty Risk

Credit default risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty’s inability to comply with obligations to settle derivative operations with bilateral risk.

The Bank diversifies credit risk by placing limits on the concentration of this risk in any one individual debtor, debtor group, product, industry segment or country. Such risks are continuously monitored and the limits by debtor, debtor group, product, industry and country are reviewed at least once per year and approved by the respective committee.

Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations on time and as agreed.

Furthermore, the Bank has strict controls for derivative contracts negotiated directly with its counterparties. This exposure is managed using limits per customer based on a risk methodology equivalent to credit risk exposure. Lastly, the values of derivatives are adjusted to reflect the expected loss from the counterparty.

B.	Corporate Governance Structure and Committees

CorpBanca has established a sound organizational structure for monitoring, controlling and managing market risks, based on the following principles:

—	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.

—	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

—	Senior management establishes the guidelines for risk appetite, and

—	is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

In order to guarantee the flexibility of management efforts and communication of risk levels to upper management, a network of committees has been established, detailed as follows:

—

Daily Committee: Meets daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.

—

Market and Proprietary Trading Committee: Meets weekly to analyze management of positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

—	Financial Management Committee: Meets biweekly to analyze management of structural interest rate and indexation risk in the banking book.

—	Liquidity Management Committee: Meets biweekly to analyze management of funding liquidity risk.

—

Asset-Liability Committee (ALCO): Meets biweekly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

—

Board of Directors The board of directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

The Divisions in charge of managing market and funding liquidity risk are:

The Treasury Division is responsible for managing market risk. Its primary objective is to generate or conduct business with customers while its secondary function is to carry out proprietary trading.

The Finance and International Division is responsible for managing all structural risks in the markets in which it operates through the Financial Management and Liquidity Management Areas in order to provide greater stability to the financial margin and ensure suitable levels of solvency and liquidity.

As with the structure for financial risk at a corporate level, each local financial risk unit arranges its functions based on the specific characteristics of the business, operations, legal requirements or other relevant aspects.

In order to guarantee adherence to corporate policies and proper local execution, the corporate financial risk area and local units have the following roles and functions:

Corporate Financial Risk Area:

•	To design, propose and document risk policies and criteria, corporate limits and decision making and control processes.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

•	To generate management schemes, systems and tools, overseeing and supporting implementation so that they function effectively.
•	To know, assimilate and adapt internal and external best practices.
•	To drive commercial activity to attain risk-weighted results.
•	To consolidate, analyze and control financial risk incurred by all perimeter units.

Local Financial Risk Units:

•	To measure, analyze and control the risks under their responsibility.
•	To adapt and embrace corporate policies and procedures through local approval.
•	To define and document local policies and lead local projects.
•	To apply policies and decision-making systems to each market.
•	To adapt the organization and management schemes to corporate frameworks and rules.

C.	Monitoring and Controlling Financial Risk

1.	Market Risk

a)	Management Tools

(1) Internal Monitoring

(a)	Limits and Warning Levels

The market risk limits are established on diverse metrics trying to cover all business lines and activities subject to market risk from various perspectives. The foremost important limits are:

Trading book:

—	VaR Limits
—	Limits of equivalent position and/or nominal
—	Sensitivity limits to interest rates
—	Gamma and Vega Limits

Structural interest rate risk:

—	Sensitivity limit of net interest margin 1 year
—	Sensitivity limit of equity value

(i)	Trading Book

The trading book consists of financial instruments that are allocated to diverse portfolios based on their strategy. The market risk of these instruments stems mainly from being recorded at fair value. As a result, changes in market conditions can directly impact their value. The following sections describe the monitoring and control structure for market risk in the trading book used during 2013.

(a) Value at Risk (VaR)

We use Value-at-Risk (VaR) methodology as a statistical tool to measure and control interest rate, currency, inflation and volatility risk inherent to the Bank trading activities

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

The Value at Risk (VaR) methodology is the main tool for controlling market risk in the trading book. Its appeal lies in its providing a statistical measurement of the maximum expected loss at a certain defined level of confidence, consolidating the risk exposures with the observed distribution of market factors.

The following table shows the limit structure used by the Bank and its subsidiaries for 2013. Changes were proposed during the year to the Treasury limit structure in Chile in response to new business lines developed. As a result, two new limits were established, effective beginning January 1, 2014; one is a corporate control for all Treasury operations while the other is a limit for the long-term trading portfolio in order to provide support for the bond underwriting business. During 2013, measurements of consumption over proposed limits were taken and communicated on a daily basis.

VaR Limits for Bank and Subsidiaries

(MCh$)
		2013	2012

CORPBANCA CHILE	Market Making VaR
	Limit	1,000	700
	Proprietary VaR
	Limit	250	250
	Balance Sheet VaR
	Limit	1,500	-
* VaR limit at 95% and 1 day.

CONSOLIDATED COLOMBIA	Limit	682	682
(CorpBanca & Helm Bank)
* VaR limit at 99% and 1 day.

CORPBANCA CORREDORA DE BOLSA S.A.	Limit	80	80
	VaR Rate
	Limit	60	60
	Variable-Income VaR
	Limit	50	50
	Currency VaR
	Limit	45	45
* VaR limit at 99% and 1 day.

CORPBANCA NEW YORK	Limit	35	35

TABLE 1: VAR LIMIT STRUCTURE FOR THE BANK AND ITS SUBSIDIARIES

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

The following table presents the use of VaR during 2013 for the Bank and its Chilean and foreign subsidiaries.

VaR Statistics for Bank and Subsidiaries

(MMCh$)
VaR with 99% confidence level

		2013				2012	2011

		Minimum	Average	Maximum	Last	Last	Last

CORPBANCA CHILE	VaR	782.11	1,370.63	3,094.57	1,465.56	852.54	516.56
	Diversification Effect	20.81	74.86	559.83	50.96	230.42	41.23
	Interest Rate VaR	18.61	87.39	569.28	45.65	717.13	517.01
	Variable-Income VaR	-	-	-	-	-	-
	Currency VaR	720.80	1,358.11	3,097.39	1,470.87	365.83	40.77

CONSOLIDATED COLOMBIA	VaR	100.99	289.53	501.40	256.20	248.32	-
(CorpBanca & Helm Bank)	Diversification Effect	203.47	29.81	323.58	13.85	23.99	-
	Interest Rate VaR	87.03	321.54	812.36	329.88	247.03	-
	Variable-Income VaR	-	-	-	-	-	-
	Currency VaR	0.43	57.03	324.84	11.00	25.28	-

CORPBANCA CORREDORA DE BOLSA	VaR	23.62	45.09	112.98	62.74	39.77	271.84
	Diversification Effect	84.09	126.41	264.43	195.23	105.37	545.11
	Interest Rate VaR	15.87	32.40	110.24	51.65	26.17	271.89
	Variable-Income VaR	1.08	18.16	47.86	41.61	10.34	-
	Currency VaR	1.39	29.03	52.50	39.23	29.10	1.38

CORPBANCA NEW YORK	VaR	8.19	10.05	11.99	11.93	18.63	-
	Diversification Effect	-	-	-	-	-	-
	Interest Rate VaR	8.19	10.05	11.99	11.93	18.63	-
	Variable-Income VaR	-	-	-	-	-	-
	Currency VaR	-	-	-	-	-	-

TABLE 2: VAR CONSUMPTION FOR THE BANK AND ITS SUBSIDIARIES

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

The following tables show the daily evolution of the VaR during 2013 for the Bank and its subsidiary in Colombia. Worth highlighting is the increase in VaR in Colombia starting in August as a result of the incorporation of Helm.

VaR Statistics for Bank and Subsidiaries

Figures in millions of Chilean pesos (MCh$)

                         VaR with 99% confidence level

TABLE 3: VAR TRENDS IN CHILE AND COLOMBIA IN 2013

(i)	VaR Backtesting

VaR backtesting is carried out at a local and corporate level by the different financial risk units. The backtesting methodology is applied consistently to all of the Bank’s portfolios. These exercises consist of comparing the estimated VaR measurements at a determined level of confidence and time horizon against the real results of losses obtained during the same time horizon. The methodology used compares the results obtained without considering the intraday results or changes in positions within the portfolio. This method corroborates the individual models’ ability to value and measure the risks from the different positions.

The following table shows trends in P&L and VaR for Chile and Colombia.

TABLE 4: BACKTESTING TRENDS FOR CHILE IN 2013

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

The graph presented above shows VaR movements with data from 301 entries and the Bank’s results in Chile. As can be appreciated, in this period there was no exception over the daily VaR, rendering the First Excess Test ineffective and stripping the Frequency Test (Kupiec Test) of an important factor. The latter test is located in the green area.

TABLE 5: BACKTESTING TRENDS FOR COLOMBIA IN 2013

The graph presented above shows VaR movements with data from 242 entries and the Bank’s results in Colombia. During the period, there were 3 exceptions that surpassed the daily VaR. Based on the statistical tests, the model provides consistent results and, therefore, does not require adjustment.

(b)	Interest Rate and Currency Sensitivity

Measuring interest rate and currency sensitivity is one of the main tools for monitoring market risk in the trading book, enabling the Bank to break down, understand and report on the directional positions to which it is exposed.

Interest rate and currency sensitivity is monitored on a daily basis and is limited by the VaR limits established for each portfolio.

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

Exchange rate risk is controlled using notional limits, giving fluidity to currency products with customers and simultaneously limiting trading positions. The following table shows the current notional limits as well as closing positions and statistics for 2013.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

	Year-end 2013				Consumption Statistics 2013
Exchange Rate	Limit [USD]	Position [USD]	VaR 95% [CLP]	VaR Inc 95% [CLP]	Minimum [USD]	Average [USD]	Maximum [USD]
USD/CLP	55.000.000	5.353.766	17.725.612	-10.266.294	-40.176.036	2.654.557	47.089.815
EUR/USD	20.000.000	- 4.140.088	15.475.433	-23.142.161	-11.684.192	- 1.528.818	11.400.037
JPY/USD	10.000.000	177.484	13.632.814	-42.087.759	- 6.525.423	- 645.232	5.148.712
GBP/USD	10.000.000	104.084	386.848	160.130	- 1.899.750	25.188	3.044.017
AUD/USD	5.000.000	16.037	94.175	34.103	- 2.083.458	38.393	2.119.728
BRL/USD	5.000.000	- 424	13.175	- 10.765	- 3.447.482	- 31.309	5.112.538
COP/USD	5.000.000	-	-	-	- 3.564.220	- 41.025	703
MXN/USD	5.000.000	149.444	339.183	286.078	- 3.003.213	160.962	6.059.132
PEN/USD	5.000.000	-	-	-	- 1.457	4.184	988.880
CAD/USD	5.000.000	17.819	221.639	151.052	- 425.295	56.557	1.815.774
NOK/USD	200.000	9.711	53.910	98.714	- 200.555	7.511	19.407
DKK/USD	200.000	29.806	113.809	166.516	- 36.200	16.964	30.731
SEK/USD	200.000	2.954	3.963	- 7.496	- 147.372	1.182	12.128
CHF/USD	200.000	81.166	399.435	277.457	- 7.713	42.601	1.110.078
WON/USD	200.000	-	-	-	-	-	-
CNY/USD	200.000	6.929	4.099	1.310	- 653	4.900	16.795

TABLE 6: CURRENT LIMITS AND CONSUMPTION OF CURRENCY POSITIONS FOR 2013

The following tables show the trends in the most important currency positions managed in Chile, which are the U.S. dollar (USD) and the euro (EUR).

TABLE 7: EVOLUTION OF USD/CLP POSITION FOR 2013

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

TABLE 8: EVOLUTION OF EUR/USD POSITION FOR 2013

The limit for Colombia uses an overall position for all currencies, which cannot exceed US$ 30 million (notional). The table below shows the aggregate position for Colombia.

TABLE 9: EVOLUTION OF USD/CLP POSITION FOR 2013 CORPBANCA COLOMBIA

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

USD POSITION-2013

HELM

TABLE 10: EVOLUTION OF USD/CLP POSITION FOR 2013 HELM BANK

(c)     Sensitivity to Volatility

While the options portfolio is included in the VaR calculation described in the section above, the Bank also controls the risks associated with the currency options portfolio with additional limits, which promote the product as a customer necessity, more than as trading positions.

•	Gamma Risk Limit or Effect of Convexity of Options
•	Vega Risk Limit or Effect of Variability of Area of Implied Market Volatility

The following graphs show the use of limits as of year-end 2013 and trends in their use.

	Year-end 2013		Consumption Statistics 2013
Index	Limit [MCh$]	Value [MCh$]	Minimum [MCh$]	Average [MCh$]	Maximum [MCh$]
Gamma Risk	50	17	-	2	58
Vega Risk	300	221	20	156	285

TABLE 11: CONSUMPTION OF GAMMA AND VEGA RISK 2013

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

TABLE 12: TRENDS IN GAMMA RISK 2013

TABLE 13: TRENDS IN VEGA RISK 2013

In December 2013, the ALCO in Chile, and later the ALCO in Colombia, approved gamma and vega limits for our subsidiary in Colombia. With this milestone, options were included in the product offering available to customers that operate in Colombian pesos.

(ii)   Banking Book

The banking book consists primarily of:

Assets

•	Cash
•	Commercial, mortgage and consumer loans from the commercial areas.
•	Fixed-income instruments classified as available for sale or held to maturity.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

Liabilities

•	Demand deposits
•	Time deposits
•	Senior and subordinated bonds
•

Derivative instruments that qualify for hedge accounting: Derivatives that, meeting certain requirements, are given an accounting treatment different than those derivatives recorded in the trading book, the objective of which is to manage risks in the banking book.

The banking book’s main risks and the tools used to monitor, control and manage these risks are described below.

(a)  PV(90)

We use a sensitivity for available-for-sale portfolios, for evaluating the change in portfolio’s market value. This tool is complementary to VaR, like a form to measure portfolio’s sensitivity independent of volatility level. We assume 90 basis points in the available-for-sale portfolio, within a limit of 5% of regulatory capital.

The following graph shows the evolution of the index compared with its limit for Chile.

TABLE 14: EVOLUTION DV90 OF AVAILABLE-FOR-SALE PORTFOLIO DURING 2013

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

The same limit applies to the available-for-sale portfolio in Colombia The following graph shows the evolution of the index compared with its limit for Colombia (4% of regulatory capital)

TABLE 15: EVOLUTION DV90 OF AVAILABLE-FOR-SALE PORTFOLIO DURING 2013

Note that towards the end of July 2013, the subsidiary’s capital increase automatically increased the limit. Also, the available-for-sale portfolio was included in the measurements in August with the incorporation of Helm.

(b)  Sensitivity to Indexation

CorpBanca’s balance sheet presents a mismatch between inflation-indexed assets and liabilities. The Chilean market has more indexed assets than liabilities, which explains why the Bank has a mismatch of inflation-indexed assets. This is due to the existence of medium and long-term indexed assets that are financed with liabilities in Chilean pesos.

Hedge accounting is used as an effective and relatively low-cost tool to manage this risk.

The following table shows the size of the mismatch as of year-end 2013 and the mismatch statistics during the year.

		Statistics 2013
	Year-end 2013 [MCh$]	Minimum [MCh$]	Average [MCh$]	Maximum [MCh$]
Total Mismatch	1.014.274	227.026	646.953	1.071.409

Balance Sheet Mismatch	1.632.697	952.373	1.373.277	1.675.313
Derivative Mismatch	- 627.076	- 1.402.856	- 737.517	- 126.734
Investment Mismatch	8.654	-	13.135	31.954

TABLE 16 INFLATION MISMATCH AS OF YEAR-END 2013 AND STATISTICS FOR THE YEAR

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

The following graph shows trends in this mismatch during 2013 and the Bank’s relative ease in managing this risk. Throughout 2013, exposure remained at moderate levels and increased at the end of the year, looking to benefit from the expected increase in inflation indices in Chile.

TABLE 17: EVOLUTION OF INFLATION MISMATCH DURING 2013

(c)     Sensitivity of Financial Margin and Economic Capital

The Annual Income Sensitivity (AIS) index measures the sensitivity of the interest margin to 100 bps variations in the repricing rate for assets and liabilities during the next 12 months. The established limits are much lower than the Bank’s annual net income. During 2013, the sensitivity risk in the interest margin in Chile has remained low with a positive sensitivity to drops in interest rates. This exposure increased towards the end of 2013.

The Market Value Sensitivity (MVS) index measures the sensitivity of the economic value (fair value) of the banking book in the event of a 100 bps increase in the valuation rates of assets and liabilities.

The tables below show the evolution of sensitivity indicators for interest margins and economic capital for Chile and Colombia. It is important to mention that Helm Bank was incorporated into these measurements beginning in August.

TABLE 18: EVOLUTION MVS AND AIS CHILE 2013

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

TABLE 19: EVOLUTION MVS AND AIS COLOMBIA 2013

The Gap Table below show the risk maturity structure in Chile and Colombia at the end of 2013:

CHILE
CLP (MMCh$)	Total		1M		3M		6M		9M		12M	2Y	3Y		4Y	5Y		7Y	10Y	15Y	20Y	20Y—>
Assets		10.708.413		2.774.146		941.569		931.417		533.018	456.671	789.413		790.014	548.477		363.844	530.237	639.371	734.583	436.538		239.115
Liabilities		8.981.731		2.832.942		1.368.126		918.738		358.807	93.111	642.711		834.838	351.913		104.032	370.679	109.711	144.062	283.960		568.100
Net		1.726.682	-	58.795	-	426.557		12.679		174.211	363.559	146.702	-	44.824	196.563		259.812	159.558	529.660	590.521	152.578	-	328.985

MX (MMCh$)	Total		1M		3M		6M		9M		12M	2Y	3Y		4Y	5Y		7Y	10Y	15Y	20Y	20Y—>
Assets		1.634.446		435.619		530.072		264.387		57.361	20.285	21.748		23.845	16.682		166.221	19.377	78.748	104	-		-
Liabilities		1.895.473		788.451		452.897		105.353		95.499	8.970	13.360		12.873	12.494		386.584	1.421	17.569	-	-		-
Net	-	261.026	-	352.833		77.174		159.034	-	38.138	11.316	8.388		10.971	4.188	-	220.364	17.955	61.179	104	-		-

COLOMBIA
COP (MMCh$)	Total		1M		3M		6M		9M		12M	2Y	3Y		4Y	5Y		7Y	10Y	15Y	20Y	20Y—>
Assets		852.157		242.330		102.846		102.241		21.801	35.481	66.614		55.390	45.269		42.136	46.935	34.588	52.136	4.391		1
Liabilities		656.312		304.822		161.040		104.107		43.657	7.759	25.015		9.545	187		16	165	-	-	-		-
Net		195.845	-	62.492	-	58.195	-	1.866	-	21.856	27.721	41.599		45.845	45.083		42.120	46.770	34.588	52.136	4.391		1

MX (MMCh$)	Total		1M		3M		6M		9M		12M	2Y	3Y		4Y	5Y		7Y	10Y	15Y	20Y	20Y—>
Assets		86.222		16.623		29.313		16.903		4.758	18.349	275		-	-		-	-	-	-	-		-
Liabilities		72.521		11.493		21.631		33.264		4.825	1.308	-		-	-		-	-	-	-	-		-
Net		13.701		5.130		7.682	-	16.361	-	67	17.041	275		-	-		-	-	-	-	-		-

(D)     Structural Exchange Rate Risk

Structural exchange rate risk arises from the Bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the net income and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges.

The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of year-end 2013, greater ongoing exposure was concentrated in Colombian pesos (approximately US$ 1.5 billion).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

The Bank hedges part of these positions on a permanent basis using currency derivatives.

(b)    Stress Tests

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

(i)     Trading Book

In addition, market stress tests can be performed to test trading book positions under diverse extreme scenarios in order to estimate the losses they would generate.

The results of the market stress tests on the trading book are reported periodically to the ALCO and the Board of Directors.

Stress tests conducted during 2013 indicated that none of the critical scenarios considered would affect the Bank’s solvency.

The list below enumerates some of the linear and historical sensitivity scenarios analyzed.

Scenario	Description
1	Parallel shift of 100 bps, +50 bps inflation compensation
2	Parallel shift of 200 bps, +100 bps inflation compensation
3	Parallel shift of 300 bps, +150 bps inflation compensation
4	Ramp of 0 to 100 bps in 1 year, +50 bps inflation compensation
5	Inverse ramp of 0 to 100 bps in 1 year, -200 bps inflation compensation
6	+3 standard deviations, +50 bps inflation compensation
7	+6 standard deviations, +150 bps inflation compensation
8	Shock to inflation compensation of +200 bps
9	Global recession, Δ inflation compensation: -200bps
10	Global recovery, Δ inflation compensation: +200bps

TABLE 20: TRADING BOOK

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

(ii)    Banking Book

Market stress tests are also performed to test the banking book under diverse extreme scenarios in order to estimate the potential losses they would generate on both the interest margin and on capital.

The results of the market stress tests on the banking book are disclosed periodically to the ALCO and the Board of Directors.

Scenario	Description
1	Parallel shift of 100 bps, +50 bps inflation compensation
2	Parallel shift of 200 bps, +100 bps inflation compensation
3	Parallel shift of 300 bps, +150 bps inflation compensation
4	Ramp of 0 to 100 bps in 1 year, +50 bps inflation compensation
5	Inverse ramp of 0 to 100 bps in 1 year, -200 bps inflation compensation
6	+3 standard deviations, +50 bps inflation compensation
7	+6 standard deviations, +150 bps inflation compensation
8	Shock to inflation compensation of +200 bps
9	Global recession, D inflation compensation: -200bps
10	Global recovery, D inflation compensation: +200bps

TABLE 21: BANKING BOOK

(c)    Methodologies

(i)  Trading Book

   (a)  Value at Risk - VaR

For the calculation of VaR, the non-parametric method of historical simulation is used, which consists of using a historical series of prices and the position at risk from the trading book.

A time series of simulated prices and yields is constructed with the assumption that the portfolio was conserved for the period of time of the historical series. The VaR tries to quantify a threshold of expected losses, which should only occur a certain percentage of times based on the level of confidence used in the calculation.

The VaR measure is calculated through historical simulation methodology, with a moving timeframe of the last 300 days market data, and full valuation approach.

As calculated by CorpBanca, VaR Limits is an estimate of the maximum expected loss in the market value of a given portfolio over a one-day horizon at a one-tailed 95% confidence interval. In other words, it is the maximum one-day loss, expressed in Chilean pesos that CorpBanca would expect to suffer on a given portfolio 95% of the time.

Conversely, it is the minimum loss figure that CorpBanca would expect to exceed only 5% of the time. VaR provides a single estimate of market risk that is comparable from one market risk factor to the other.

(i)  Assumptions and Limitations

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

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

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

(b)     Rate Sensitivity

Sources of rate risk include forwards, swaps and options. Rate sensitivity is calculated and reported by portfolio, by relevant discount curve and by maturity.

The present value of the portfolio is stressed by 1 bp. In other words, the present value is calculated by increasing the respective discount rate by 1 bp. The sensitivity of options is calculated using the theta value.

The variation in the present value of the portfolio corresponds to its sensitivity at a variation of one basis point (bp).

—	DV01 : Sensitivity to 1 bp variation in rate i at band m.
—	PV :Present value of portfolio’s cash flows.
—	PV’im : Present value of portfolio’s cash flows with shock of 1 bp in rate i at time band m.

—	Pim	: Net position in CLP at time band i, currency m.
—	rim	: Representative rate of currency m, time band i.
—	Ti	: Representative maturity of time band i.

(c)        Currency Sensitivities

Sources of exchange rate risk come from both balance sheet and off-balance sheet positions such as derivatives.

Currency or position sensitivity corresponds to the market valuation of each cash flow in the currency of origin. That is, the cash flows in foreign currency expressed at present value.

—	PV	: Present value of portfolio’s cash flows.
—	PV’m : Present value of portfolio’s cash flows with shock of 1 unit in exchange rate of currency m with respect to USD.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

(ii)    Banking Book

(a)        Sensitivity to Indexation

Sources of indexation risk come from both balance sheet and off-balance sheet positions such as derivatives that, as a result of a change in indexation units (UF, UVR or others), impact the Bank’s net income.

As with currency sensitivity, indexation sensitivity is the market valuation of each indexed cash flow. That is, the cash flows in indexation units expressed at present value.

—	PV : Present value of portfolio’s cash flows.
—	PV’m : Present value of portfolio’s cash flows with shock of 1 unit in indexation unit.

(b)        Sensitivity of Financial Margin

This measures the impact caused by a movement of 100 bp, over a twelve-month horizon, in the Bank’s financial margin (interest earned less interest paid).

The information required to calculate the index is obtained from the regulatory cash flows of the market risk data from the balance sheet book (regulatory report C40) only considering the time bands up to 1Y included.

—	AIS	:Annual Income Sensitivity.
—	Pim	: Net position in CLP in respective time band.
—	Δr	: Variation of 100 bp.
—	Ti	: Representative maturity of time band i.

(c)        Sensitivity of Economic Capital

This measures the sensitivity of the market value of the cash flows associated with assets and liabilities in the event of a parallel change of 100 bp in the relevant discount curve.

 The information required to calculate the index is obtained from the cash flows of the Bank’s entire portfolio using data from the banking book.

 The present value of the aggregate flows are discounted using the average terms of the respective time bands. Then the present value is calculated similarly with a shock increasing the respective discount rate by 100 bp.

—	MVS : Market Value Sensitivity.
—	PVim : Present value of the cash flows of time band i, currency m.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

—	PV’im	: Present value of the cash flows of time band i, currency m, with a shock of 100 bp in discount rates.

—	Pim	: Net position in CLP at time band i, currency m.
—	rim	: Representative rate of currency m, time band i.
—	Ti	: Representative maturity of time band i.

(2) Regulatory Method

(a)       Quantitative Disclosure about regulatory Method

Regulatory monitoring of market risk exposure is measured in accordance with the provisions established in chapter III.B.2 of the Compendium of Financial Standards from the Chilean Central Bank and in Chapter 12-9 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions both for the trading book and the banking book. In the trading book, the impact is measured in the event of a change in the market price of its financial positions as a result of variations in interest rates, exchange rates and volatility. In the banking book, the impact is measured on the entity’s financial margin and present value.

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

Trading Portfolio

The limits established for the trading book are for exposure to interest rate risk and exchange rate risk. The difference between the regulatory capital recorded by the financial institution and the sum of the following two items cannot be negative: (i) the product of the credit risk-weighted assets defined in article 67 of the General Banking Law and the minimum percentage established for regulatory capital in article 66 of that law, and (ii) the sum of the trading book’s exposure to interest rate risk and the exchange rate risks for the entire balance sheet measured in accordance with the Basel standard methodology with some important differences where exchange rate exposure stands out. As indicated in the paragraph above, the Bank must always comply with the following ratio:

RC-((k*CRWA)+MRE)>0

Where:

RC	: Regulatory Capital
CRWA	: Credit Risk Weighted Assets
MRE	: Exposure to interest rate risk in tradiong book and currency Risk in entire balance Sheet
k	: Minimum percentage established for regulatory capital in article 66 of General Banking Law

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

Group	Description Sensitivity	Factor
i

Each of the foreign currencies of countries with long-term external debt in foreign currency with a rating of at least AAAr, or equivalent, from any of the risk rating agencies indicated in Chapter III.B.5 of this Compendium. It also considers the EURO and the position in gold.

o’í = 8%
j	Each of the foreign currencies of countries not included in basket i.	o’j- = 35%

Market risk exposure in accordance with regulatory methodology is detailed below:

Market Risk Limit for Trading Book (MCh$)	2013	2012	2011

Market risk-weighted assets	3.379.015	1.850.376	298.938

Rate trading	796.729	836.358	277.275
Currency trading	36.959	96.713	9.275
Options trading	11.960	9.763	12.388
Currency structural	2.533.366	907.543	-
Credit risk-weighted assets	15.058.532	11.494.413	7.799.275
Total risk-weighted assets	18.437.547	13.344.788	8.098.213

Regulatory capital	1.991.289	1.270.202	1.104.474

Basel index	13,22%	11,05%	14,16%

Basel index (includes MRE *)	10,80%	9,52%	13,64%

Margin	516.285	202.619	456.617

% Consumption	74,07%	84,05%	58,66%

(*) Market risk exposition

TABLE 22: MARKET RISK LIMIT FOR TRADING BOOK

The market risk presented in the table above (measured in units of risk-weighted assets) shows that capital consumption related to the Bank’s exposures to market risks is explained in more than 75% of the cases by the effect of our investment in CorpBanca Colombia. As of December 2013, this investment amounted to approximately US$ 1.1 billion. The main variation over 2012 stems from the incorporation of Helm Bank in our financial statements. This exposure to exchange rate risk--Chilean peso vs. Colombian peso--is considered structural in the sense that it arises from a long--term investment.

It is also worth mentioning that in accordance with Chilean regulations, a sensitivity factor of 35% is applied to net exposures in foreign currencies of countries other than those classified as AAA or their equivalent. The standard sensitivity factor in the Basel standards is only 8%. As a result, the capital consumption that the Bank must report to comply with local regulations is more than 4 times greater than if international recommendations were applied.

The regulatory model for market risk in Colombia, as in Chile, is based on the standard Basel model, separated into risk factors (i.e. interest rate, exchange rate and stock price). The volatilities applied to each of the factors are established by regulators. This result is used for the solvency margin, to which a factor equivalent to 100/9 is applied.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

Market Risk	2013 MCh$
Risk-weighted assets (RWA)	CorpBanca Colombia	Helm
Market Risk	218.022	199.708
Trading	218.022	199.708
Structural (currency)	-	-
Credit risk	2.727.654	2.706.501
Total RWA	2.945.675	2.906.210
Regulatory capital	671.710	363.648
Basel index	24,63%	13,44%
Basel index (includes MRE)	22,80%	12,51%
Margin	406.599	102.089
% Consumption	39,47%	71,93%

        TABLE 23: MARKET RISK IN COLOMBIA

Non-trading Portfolio

Our disclosure about structural interest rate risk reflects the regulatory limits on the banking book exposures. Short term limits reflect the exposure affecting the:(i) net interest margin based on the bank’s structural position, (ii) the bank’s structural position caused by inflation; and (iii) fees at risk when key prices and rate are subject to a change determined by regulation. This measure cannot exceed the average margin of interest and inflation accumulated during the past twelve months by a certain percentage that is defined by the bank’s Board of Directors and reflects the bank’s willingness to accept short term interest rate risk. Investors should view limits on usage as the maximum volatility on the bank’s net interest margin that the bank is willing to face. Long term limits reflect the effect of market value sensitivity on the balance sheet. Each long term limit includes variable for unpredictability in key prices and rates as set by our regulator and reflects the changes caused by inflation and yield curve or term structure of interest rates in a stressed scenario. Investors should view these limits as the sum of effects that may impact the value of our stock under a common stress scenario defined by our regulator.

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

The banking book’s exposure to the net interest and indexation margin is known as the short-term limit and cannot exceed 35% of the accumulated interest and indexation margin, plus fees sensitive to interest rates charged in the twelve months prior to the date of measurement. The exposure of capital to changes in interest rates has a long-term limit that cannot exceed 27% of regulatory capital. Both limits were presented and ratified by the Bank’s Board of Directors.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

The exposure of regulatory limits in the banking book for Chile are detailed as follows.

Market Risk Limit for Banking Book
SHORT-TERM LIMIT (MCh$)	2013	2012	2011
Exposure	54.949	51.253	74.169
Rate risk	22.502	21.752	39.952
Indexation risk	28.666	25.900	31.134
Reduced revenue (fees sensitive to interest rates)	3.781	3.601	3.083
Limit	97.651	78.624	79.835
% Consumption	56,3%	65,2%	92,9%

Financial Margin plus Fees (12 months)	279.003	224.640	228.100
Percentage over financial margin	35%	35%	35%
Short-term limit	97.651	78.624	79.835
Consumption with respect to financial margin	19,7%	22,8%	32,5%

LONG-TERM LIMIT (MCh$)	2013	2012	2011
Exposure	157.786	119.624	125.461
Rate risk	157.786	119.624	125.461
Limit	537.648	337.314	298.208
% Consumption	29,3%	35,5%	42,1%

Regulatory capital (RC)	1.991.289	1.249.311	1.104.474
Percentage over margin	27%	27%	27%
Long-term limit	537.648	337.314	298.208
Consumption with respect to RC	7,9%	9,6%	11,4%

TABLE 24: MARKET RISK LIMIT FOR BANKING BOOK

Finally, regulatory provisions in Colombia do not establish methodologies for determining market risk exposure for the banking book. However, they are monitored, controlled and reported on a daily basis using the internal methodologies described above.

(b)    Methodologies

  (i)    Trading Book

(a)   Interest Rate Risk

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

The sensitivity factor of the trading portfolio is calculated using the following formula:

Where:

Amt	: Trading Assets (Chilean pesos, inflation linked and foreign currency)
Pmt	: Liabilities funding trading positions (Chilean pesos, inflation linked and foreign currency)
amtx	: Sensitivity factor to raise interest rate
m	: Currency (Chilean pesos, inflation linked and foreign currency)
t	: Time period
S	: Summation
| |	: Absolute value

The vertical adjustment factor is calculated in the following manner:

Where:

ß	: Vertical adjustment factor, equal to 10%
Min( )	: Compensated net position

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

The following table illustrates the value of the different factors used for calculating the interest rate risk of the trading portfolio:

										Horizontal adjustment factor

			Change in interest rate (bp)			Sensitivity factor			Vertical Adjustment Factor	Within the zones	Between Adjacent Zones	Between zones 1 and 3

Zone		Period	Ch$	UF	FX	a Ch$	A UF	A FX

Zone 1	1	Up to 30 days	125	350	125	0.0005	0.0014	0.0005	ß= 10%	l1 = 40%	l12= 40%	l13= = 100%
	2	31 days to 3 mths	125	350	125	0.0019	0.0047	0.0020	ß= 10%	l1 = 40%	l12 = 40%	l13= 100%
	3	3 – 6mths	125	350	125	0.0042	0.0088	0.0044	ß= 10%	l1= 40%	l12= 40%	l13= 100%
	4	6 – 9mths	125	350	125	0.0060	0.0116	0.0072	ß= 10%	l1= 40%	l12= 40%	l13= 100%
	5	9 mths – 1 year	125	350	125	0.0059	0.0140	0.0100	ß= 10%	l1= 40%	l12= 40%	l13= 100%

Zone 2	6	1 – 2 years	100	125	100	0.0124	0.0166	0.0133	ß= 10%	l2= 30%	l12= 40%	l13= 100%
	7	2 – 3 years	100	100	100	0.0191	0.0211	0.0211	ß= 10%	l2 = 30%	l12= 40%	l13= 100%
	8	3 – years	100	100	100	0.0248	0.0281	0.0281	ß= 10%	l2= 30%	l23= 40%	☐13 = 100%

Zone 3	9	4 – 5 years	75	75	75	0.0221	0.258	00.258	ß= 10%	l3 = 30%	l23= 40%	l13= 100%
	10	5 – 7 years	75	75	75	0.0263	0.0320	0.0320	ß= 10%	l3 = 30%	l23= 40%	l13= 100%
	11	7 – 10 years	75	75	75	0.0307	0.0401	0.0401	ß= 10%	l3 = 30%	l23= 40%	l13= 100%
	12	10 – 15 years	75	75	75	0.0332	0.0486	0.0486	ß= 10%	l3 = 30%	l23= 40%	l13= 100%
	13	15 – 20 years	75	75	75	0.0317	0.0534	0.0534	ß= 10%	l3= 30%	l23= 40%	l13= 100%

	14	> 20 years	75	75	75	0.0278	0.0539	0.0539	ß= 10%	l3 = 30%	l23= 40%	l13= 100%

(b)     Foreign Currency Risk

Exposure to foreign currency risk: The foreign currency risk is calculated using sensitivity factors linked to the credit risk rating of the issuing country.

The foreign currency risk as defined by the Central Bank is equal to:

Where:

PNA	: Net asset position
PNP	: Net liabilities position
PN	: Net gold position
s	: Sensitivity factor for each currency
j	: Foreign currency
S	: Summation
| |	: Absolute value
Max	: Maximum value

(c)     Volatility Risk

Market risk exposure of options: options risk is calculated using sensitivity factors called delta, gamma and vega that basically measure the sensitivity of the value of the options to changes in the price of the underlying security and its volatility.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

(ii)    Banking Book

  (a)        Structural interest rate and inflation risk

The short-term interest rate risk and inflation risk of non-trading portfolio as defined by Central bank is equal to:

The long-term interest rate risk of the non-trading portfolio is calculated according to the following formula:

Where:

Amt	: Non-trading Assets (Chilean pesos, inflation linked and foreign currency)
Pmt	: Non-trading Liabilities (Chilean pesos, inflation linked and foreign currency)
μt	: Sensitivity factor associated with interest rate movement
PNUR	: Net position in inflation linked instruments, including those subject to price level restatement
t	: Factor that measures the sensitive to movements in the inflation index. This factor is equal a 2%
Δf	: Effect on fess from shifts in interest rate and assumes a 200 basis point movement
rmt	: Sensitive factor to increase in interest rates
T	: Time period
M	: Currency (Chilean pesos, inflation linked and foreign currency)
S	: Summation
| |	: Absolute value

		Change in interest rate (bp)			Sensitivity factor short term	Sensitivity factor long term (p mt)
Period		Ch$	UF	FX	(µt)	Ch$	UF	FX
1	Up to 30 days	200	400	200	0.0192	0.0008	0.0016	0.0008
2	31 days to 3 mths	200	400	200	0.0167	0.0030	0.0063	0.0031
3	3 – 6 mths	200	400	200	0.0125	0.0067	0.0140	0.0070
4	6 – 9 mths	200	400	200	0.0075	0.0110	0.0231	0.0116
5	9 mths - 1 year	200	400	200	0.0025	0.0152	0.0320	0.0160
6	1 – 2 years	200	300	200		0.0248	0.0399	0.0266
7	2 – 3 years	200	200	200		0.0382	0.0422	0.0422
8	3 - years	200	200	200		0.0496	0.0563	0.0563
9	4 – 5 years	200	200	200		0.0591	0.0690	0.0690
10	5 – 7 years	200	200	200		0.0702	0.0856	0.0856
11	7 – 10 years	200	200	200		0.0823	0.1076	0.1076
12	10 – 15 years	200	200	200		0.0894	0.1309	0.1309
13	15 – 20 years	200	200	200		0.0860	0.1450	0.1450
14	> 20 years	200	200	200		0.0762	0.1480	0.1480

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

As of December 31, 2013, our interest rate risk gap (less than one year), measured according to the above methodology, was 56.3% of our interest rate gross margin (profit or loss explained by the interest rate gap between balance assets and liabilities). As of the same date, our interest rate risk gap for long-term assets and liabilities was 29.3% of our regulatory capital. In each case, the interest rate risk gaps were in compliance with current Chilean regulations. Assets and liabilities included in this calculation belong to the above-mentioned unconsolidated non-trading, or structural, portfolio.

(iii)    Assumptions and Limitations of Regulatory Method

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

2. Funding Liquidity Risk

a)      Management Tools

Our general policy is to maintain sufficient liquidity to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet any other obligation. In order to comply with risk management objectives for funding liquidity risk, the monitoring and control structure is centered mainly on the following focal points:

—	Short-term maturity mismatch

—	Coverage capacity using liquid assets

—	Concentration of funding sources

Additionally, the monitoring and control structure for liquidity risk is complemented with stress testing in order to observe the institution’s ability to respond in the event of illiquid conditions.

(1) Internal Monitoring

 (a)  Limits and Warning Levels

(i)  Thirty-day Liquidity Coverage Ratio

In addition to regulatory liquidity risk controls, we have also set internal liquidity limits, in order to safeguard the Bank’s payment capacity in the event of illiquid conditions; a minimum has been established for the instruments portfolio that enables cash flows to be quickly generated either through liquidation or because they can be used as collateral for new funding sources. As part of our policy, we have developed two internal liquidity model.

Minimum Liquidity Requirement: In order to ensure that the bank will permanently hold enough liquid assets to meet all payments derived from obligation made by third parties in the bank over the next 3 days, we consider a limit on the minimum amount of liquid assets to be held on a daily basis.

Liquidity Coverage Ratio (LCR). We seek to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities. The purpose of the LCR model is to evaluate our funding capacity

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013 assuming a hypothetical scenario of illiquidity. The LCR is based on a stress scenario which assumes that an unusually large proportion of liabilities will be withdrawn over the next 20 days according with a stressed volatility. At the same time, liquid assets have to cover excess requirements.

The composition of liquid assets as of year-end December 2013 after applying the respective price volatility haircuts and market liquidity adjustments is presented in the table below.

Liquid Assets CorpBanca Chile

Investment Portfolio Chile 12-31-2013 Amounts MCh$	Liquid Assets in Domestic Currency (30 days)	Liquid Assets in Foreign Currency (30 days)	Total Liquid Assets

Cash and cash equivalents	267,482	63,473	330,955
Central bank or treasury bonds	340,831		340,831
Sovereign bonds		4,147	4,147
Bank time deposits	72,119		72,119
Corporate bonds	76,377	36,586	112,963
Bank bonds	21,980	7,278	29,258
Repo agreements	(64,247)		(64,247)
Average clearance reserves required	(131,199)	(13,535)	(144,734)
Liquid assets	583,343	97,949	681,292

TABLE 25: LIQUID ASSETS CORPBANCA CHILE

Liquid Assets CorpBanca Colombia

Investment Portfolio Colombia 12-31-2013 Amounts MCh$	Liquid Assets in Domestic Currency (30 days)	Liquid Assets in Foreign Currency (30 days)	Total Liquid Assets
Cash and cash equivalents	129,603	8,280	137,883
Central bank or treasury bonds	454,570	-	454,570
Sovereign bonds	-	-	-
Bank time deposits	10,141	-	10,141
Corporate bonds	16,503	-	16,503
Bank bonds	2,420	-	2,420
Repo agreements	-	-	-
Average clearance reserves required	109,222	-	109,222

Liquidassets	613,237	8,280	621,517

TABLE 26: LIQUID ASSETS CORPBANCA COLOMBIA

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

(ii)    Daily Wholesale Maturities

In order to control concentration of wholesale funding sources and safeguard compliance with obligations, the Bank monitors maturities of deposits in Chilean pesos by wholesale customers.

Special treatment is given to this customer segment for two reasons:

—	They individually could represent an important percentage of CorpBanca’s business.

—

Given the profile of these customers in the wholesale segment, the renewal rate for these deposits tends to be lower. This last reason is consistent with cash disbursement models in regulatory reports, which do not assume that wholesale customers will renew deposits.

The maturity profile for wholesale deposits is monitored on a daily basis for every country. As a result, excesses are detected and reported based on the structure of the maturity profile. Forecasted excesses must be justified the day after they are reported and must then be managed.

(iii)    Warning Levels for Liquidity Requirements

In addition to monitoring and reporting all internal limits on a daily basis, senior management is informed each month through the ALCO and the Board of Directors is informed each quarter. Special importance is placed on the Bank’s liquidity position by presenting an analysis of measurements of concentration, performance, premiums paid and/or other relevant variables.

  a)    Monitoring Funding Sources

Monitoring of variations in the stock of short-term funding such as time and demand deposits for each of the segments represents a key variable in monitoring the Bank’s liquidity. Identifying abnormal volatilities in these funding sources enables the Bank to quickly foresee possible undesired liquidity problems and thus to suggest action plans for managing them.

During 2013, different strategies were implemented to diversify liabilities, including:

—	Expanding stable funding sources such as on-line time deposits by individuals

—	Issuing bonds abroad for US$ 800 million, giving more stability to funding sources and decompressing the short-term institutional debt market.

—	Capital increase of more than US$ 600 million.

This strategy enabled the Bank to continue to improve its funding structure, providing more stable funding.

  b)   Survival Horizon under Individual Stress

As a function of stressed maturities and renewal ratios, days of survival are estimated based on projected liquidity needs and the portfolio of available liquid assets. Based on these scenarios, any significant deviation is studied to determine whether action plans need to be implemented.

(b)     Stress Tests

Stress testing is a tool that complements the analysis of liquidity risk management as it enables the Bank to know its ability to respond in the event of extreme illiquid conditions and to trigger its contingency plans, if necessary, to address such conditions.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

In particular, three types of scenarios are modeled:

—

Individual Crisis: the financial system losses confidence in the Bank, which translates into important withdrawals from demand accounts, decreases in deposits and bond investments by customers and penalties to its funding rates.

—

Systemic Crisis: Local weakening of financial and credit conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, massive outflows of capital, increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

—

Global Crisis: Global weakening of financial, credit and economic conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, decreased exposure to credit risk (replaced by sovereign risk), increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

(2) Regulatory Monitoring

(a)    Reserve Requirement

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

(b)    Liquidity requirement

In accordance with Chapter III B.2 from the Chilean Central Bank and Chapter 12-9 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions, the Bank must measure and control its liquidity position based on the difference between cash flows payable from liability and expense accounts and cash flows receivable from asset and income accounts for a given period or time band, which is called maturity mismatch.

This measurement is determined for controlling the liquidity position of the Bank itself and of its subsidiaries. The maturity mismatch calculation is carried out separately for domestic and foreign currency, setting limits based on capital and cash flows accumulated at 30 and 90 days:

—	The maturity mismatch in all currencies for periods less than or equal to 30 days must be less than or equal to the Bank’s basic capital.

—	The maturity mismatch in foreign currencies for periods less than or equal to 30 days must be less than or equal to the Bank’s basic capital.

—	The maturity mismatch in all currencies for periods less than or equal to 90 days must be less than or equal to twice the Bank’s basic capital.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

In full compliance with the Chilean Central Bank and the Superintendency of Banks and Financial Institutions, CorpBanca’s Board of Directors approved a policy to measure and control its liquidity position based on maturity mismatches on an adjusted basis with a 10% cushion with respect to the regulatory limit.

A greater cash flows mismatch represents a greater liquidity risk. This regulatory requirement must be communicated by all banks, so each investor can compare the information described above and identify the banks that have greater liquidity risk.

The table below shows the use of mismatch limits as of year-end 2013 and some consumption statistics for the year.

	Year-end 2013				Statistics 2013
Table of Contents	Limit [MCh$]	Mismatch [MCh$]		Excess Reserves [MCh$]	Minimum [MCh$]	Average [MCh$]		Maximum [MCh$]
All currencies 30 days	1.404.443	-	146.681	1.257.762	611.922		1.178.762	1.759.117
All currencies 90 days	2.808.886	-	981.388	1.827.498	2.539.372		3.186.578	3.606.788
Foreign currency 30 days	1.404.443		19.210	1.423.653	675.159		1.112.338	1.329.750

	Year-end 2012				Year-end 2011
Table of Contents	Limit [MCh$]	Mismatch [MCh$]		Excess Reserves [MCh$]	Limit [MCh$]	Mismatch [MCh$]		Excess Reserves [MCh$]
All currencies 30 days	927.030		219.292	1.146.322	725.845		293.239	1.019.084
All currencies 90 days	1.854.060	-	1.079.885	774.175	1.451.690	-	813.924	637.766
Foreign currency 30 days	927.030	-	462.366	464.664	725.845	-	71.351	654.494
Basic Capital referred to November of each year

TABLE 27: REGULATORY LIMITS AND CURRENCY MISMATCHES

Tables 28, 29 and 30 show the evolution of consumption for each limit in 2013.

TABLE 28: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 30 DAYS DURING 2013

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

TABLE 29: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 90 DAYS DURING 2013

TABLE 30: EVOLUTION OF CONSOLIDATED MISMATCH IN FOREIGN CURRENCIES AT 30 DAYS DURING 2013

With respect to the Colombian market, regulatory measurement known as the standard LRI model measures seven and 30-day mismatches of balance sheet positions (assets and liabilities) and off-balance sheet positions such as derivatives.

The model indicates that renewal percentages are not applied for positions with contractual maturities. For positions without contractual maturities, historical behavior is analyzed in order to estimate structural cash flows and volatilities.

The net liquidity requirement is calculated as the difference between outflows and the minimum between 75% of outflows and total inflows. This requirement cannot be greater than liquid assets.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

TABLE 31: EVOLUTION OF 7-DAY CONSOLIDATED RLI IN COLOMBIA FOR 2013

TABLE 32: EVOLUTION OF 30-DAY CONSOLIDATED RLI IN COLOMBIA FOR 2013

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

Below we show additional information on liquidity GAP by buckets for Chile and Colombia for the year end 2013.

Chile 2013 (MMCh$)

Term	7 Days		15 Days		30 Days		60 Days		90 Days		180 Days		360 Days		>> 360 Days

Cash outflows	-	927.496	-	336.171	-	536.785	-	842.926	-	579.631	-	1.171.442	-	838.664	-	4.273.298

Cash inflows		1.047.438		294.787		311.547		270.998		316.851		708.592		943.367		6.601.402

Static cash Flows		119.941	-	41.384	-	225.238	-	571.928	-	262.780	-	462.849		104.703		2.328.103
Cumulative Cash Flows		119.941		78.558	-	146.681	-	718.608	-	981.388	-	1.444.238	-	1.339.535		988.569

Colombia 2013 (MMCh$)

Term	7 Days		15 Days		30 Days		60 Days		90 Days		180 Days		360 Days		>> 360 Days

Cash outflows	-	442.154	-	152.429	-	413.696	-	385.502	-	424.248	-	522.769	-	539.206	-	2.886.830

Cash inflows		1.262.249		103.727		196.904		270.590		240.908		584.117		622.817		3.689.443

Static cash Flows		820.095	-	48.702	-	216.792	-	114.912	-	183.340		61.348		83.611		802.613
Cumulative Cash Flows		820.095		771.393		554.601		439.688		256.348		317.696		401.307		1.203.920

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

For the years ended December 31, 2012 and 2013 the ratio of assets and risk weighted assets is as follows:

	Consolidated Assets			Risk-Weighted Assets
	2013		2012	2013	2012
	MCh$		MCh$	MCh$	MCh$
In-Balance Assets (net of provisions):
Cash and deposits in banks	911,088		520,228	-	-
Cash in the process of collection	112,755		123,777	38,367	57,291
Trading portfolio financial assets	431,683		159,898	114,243	43,966
Investments under agreements to resell	201,665		21,313	201,665	21,313
Derivative financial instruments	852,162	[1]	634,698	593,931	421,033
Loans and receivables from banks	217,944		482,371	76,716	89,341
Loans and receivables from customers, net	12,777,784		9,993,890	11,950,287	9,372,147
Financial investments available-for-sale	889,087		1,112,435	265,354	169,123
Held to maturity investments	237,522		104,977	153,147	104,977
Investments in other companies	15,465		5,793	15,465	5,793
Intangible assets	424,930	[2]	280,597	424,930	280,597
Property, plant and equipment, net	98,242		65,086	98,242	65,086
Current taxes	-		-	-	-
Deferred income taxes	92,932		40,197	9,293	4,020
Other assets	290,678		148,549	290,678	148,549
Off-Balance sheet assets:	-		-	-	-
Contingent loans	1,377,022		1,185,300	826,213	711,180

Total risk-weighted assets	18,930,959		14,879,109	15,058,531	11,494,416

Figures are presented as required by local regulations.

Risk-weighted assets are calculated according to Chapter 12-1 of the Recopilación Actualizada de Normas- RAN (updated compilation of rules) issued by the SBIF.

1.	Items presented at their credit equivalent risk value, as established in SBIF Chapter 12-1 “Equity for Legal and Regulatory Purposes.”
2.	For calculation purposes, the amount of all assets that correspond to goodwill is subtracted as established in the aforementioned chapter.

	Amount			Ratio
	2013		2012	2013		2012
	MCh$		MCh$

Basic Capital	1,411,341	[3]	941,945	7.30	% [5]	6.33%
Effective Equity	1,991,289	[4]	1,270,202	13.22	% [6]	11.05%

3.

Basic capital is defined as the net amount that should be shown in the consolidated financial statements as “equity attributable to equity holders of the Bank” as indicated in the Compendium of Accounting Standards.

4.

Regulatory capital is equal to basic capital plus subordinated bonds, additional provisions, and non-controlling interest as indicated in the Compendium of Accounting Standards; however, if that amount is greater than 20% of basic capital, only the amount equivalent to that percentage will be added; goodwill is subtracted and if the sum of the assets corresponding to minority investments in subsidiaries other than banking support companies is greater than 5% of basic capital, the amount that the sum exceeds that percentage will also be subtracted.

5.	The consolidated basic capital ratio is equal to basic capital divided by total assets.

6.	The consolidated solvency ratio is equal to the ratio of regulatory capital to weighted assets.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

b) As of year-end 2013, the Bank includes the following information within its management objectives, policies and processes:

-	The Bank, in consolidated terms, has total equity of MCh$ 1,411,341 (MCh$ 941,945 in 2012).

-

In terms of regulatory ratios, the Bank closed the year in 2013 with a ratio of basic capital to total assets of 7.30% (6.33% in 2012), while the Basel Index (regulatory capital to total risk-weighted assets was 13.22% (11.05% in 2012).

Operational Risk

a)     Roles and Responsibilities

Board of Directors

The Board of Directors must ensure that the mechanisms used to manage operational risk, as well as the definition of roles and responsibilities (established in this policy) are in accordance with guidelines outlined by the Bank’s shareholders.

Operational Risk and Information Security Committee

This committee is responsible for maintaining visibility regarding and commitment to operational risk management at the highest level of authority.

Operational Risk Management Area

The mission of this area is to define, promote, implement and monitor the framework for operational risk management, which should be in line with the Bank’s focus, objectives and strategic goals.

Division Managers

Division managers are responsible for managing operational risks within their respective divisions. Their responsibilities include:

- Implementing operational risk policy in their respective business units.

- The most important operational risk management responsibilities of each division include:

- Identifying risks.

- Valuing risks (both qualitatively and quantitatively).

- Improving risks.

- Providing direct support for operational risk monitoring within the business unit.

b)     Operational Risk Management Process

The operational risk management model for Corpbanca and subsidiaries includes the following activities or functions:

i)      Creation of Risk Culture

Training and Communication

Ongoing training and communication regarding the threats facing the business, together with business-focused training, are crucial to achieving objectives. Evaluations of operational risk are based on identifying threats to the business process, the impact of those threats and the subsequent evaluation of controls to mitigate operational risk.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

ii)     Evaluation

Evaluations of operational risk are based on identifying threats to the business process, the impact of those threats and the subsequent evaluation of controls to mitigate risk.

iii)    Improvements

Each division manager must ensure that operational risks are reviewed regularly and that the proper measures are taken.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

NOTE 36 -    MATURITY OF ASSETS AND LIABILITIES

a)     Maturity of financial assets

Below are the main financial assets grouped according to their remaining terms, including interest accrued as of December 31, 2012 and 2013. As these are trading or available-for-sale securities, they are included at fair value and under the term at which they may be sold.

		As of December 31, 2012

	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL

		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Trading portfolio financial assets	7	36,133	13,412	1,664	18,082	35,751	54,856	159,898
Investments under agreements to resell	8	7,767	11,722	1,824	-	-	-	21,313
Derivative financial instruments	9	25,733	21,105	32,710	75,228	50,017	63,234	268,027
Loans and receivables from banks (*)	10	390,928	9,080	10,310	23,979	48,074	-	482,371
Loans and receivables from customers(*)	11	1,375,708	1,688,337	2,141,415	1,352,126	1,335,250	1,993,429	9,886,265
Commercial loans		1,156,968	1,630,872	1,903,044	960,963	804,830	870,390	7,327,067
Mortgage loans		50,698	29,203	128,536	131,893	200,807	972,094	1,513,231
Consumer Loans		168,042	28,262	109,835	259,270	329,613	150,945	1,045,967
Financial investments available-for-sale	12	15,820	63,112	308,513	126,939	395,138	202,913	1,112,435
Financial investments held-to-maturity	12	15,617	5,480	19,916	9,756	19,239	34,969	104,977

(*) Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$ 178.

(**) Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$ 98,150, Mortgage MCh$11,412 and Consumer MCh$57,147.

		As of December 31, 2013

	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL

		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Trading portfolio financial assets	7	15,789	8,708	240,361	146,337	18,501	1,987	431,683
Investments under agreements to resell	8	66,725	-	1,219	133,721	-	-	201,665
Derivative financial instruments	9	31,481	19,710	43,830	82,289	106,631	92,339	376,280
Loans and receivables from banks (*)	10	162,137	-	5,291	50,516	-	-	217,944
Loans and receivables from customers(*)	11	803,520	1,327,295	1,944,057	2,368,469	2,449,784	3,713,789	12,606,914
Commercial loans		531,450	1,280,289	1,730,618	1,861,086	1,779,845	1,900,340	9,083,628
Mortgage loans		5,470	11,740	54,519	155,701	253,159	1,494,204	1,974,793
Consumer Loans		266,991	35,913	159,867	352,836	417,974	321,054	1,554,635
Financial investments available-for-sale	12	123,073	-	135,238	26,765	286,120	317,891	889,087
Financial investments held-to-maturity	12	40,045	1,018	124,050	12,189	10,701	49,519	237,522

(*) Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$ 137.

(**) Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$201,376, Mortgage MCh$22,295 and Consumer MCh$84,208. Excludes amounts that have already matured, which total MCh$ 164,728 as of December 31, 2013.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

Maturity of financial liabilities

Below are the main financial liabilities grouped according to their remaining terms, including interest accrued to December 31, 2012 and 2013:

		As of December 31, 2012

	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL

		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Obligations under repurchase agreements	7	124,448	133,273	-	-	-	-	257,721
Time deposits and saving accounts (*)	17	2,602,869	2,055,648	2,107,375	428,645	69,325	28,243	7,292,105
Derivative financial instruments	8	25,784	20,444	33,183	52,228	43,275	18,930	193,844
Borrowings from financial institutions	18	189,695	239,595	396,453	138,451	5,327	-	969,521
Debt issued	19	3,782	4,473	127,898	215,848	540,976	993,627	1,886,604

(*) Exclude term savings accounts totaling MCh$390,570 during 2012.

		As of December 31, 2013

	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL

		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Obligations under repurchase agreements	7	298,840	43,605	-	-	-	-	342,445
Time deposits and saving accounts (*)	17	2,753,220	2,213,463	1,766,388	489,612	60,263	22,127	7,305,073
Derivative financial instruments	8	28,732	20,697	50,599	82,194	61,199	38,162	281,583
Borrowings from financial institutions	18	182,786	204,972	761,389	42,873	31,855	49,965	1,273,840
Debt issued	19	878	5,362	68,176	519,970	754,986	1,065,185	2,414,557

(*)     Excludes term savings accounts totaling MCh$32,630 in 2013.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013

NOTE 37 -    FOREIGN CURRENCY POSITION

Assets and liabilities denominated in foreign currencies or indexed to changes in exchange rates are summarized below:

	Payable in Foreign currency		Payable in Chilean Peso (*)		Total

	12.31.13	12.31.12	12.31.12.13	12.31.12	12.31.13	12.31.12
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

ASSETS
Cash and due from banks	1,466,885	818,436	-	-	1,466,885	818,436
Cash in the process of collection	66,520	55,572	-	-	66,520	55,572
Trading portfolio financial assets	742,214	218,875	-	-	742,214	218,875
Investments under agreements to resell	360,945	150	-	-	360,945	150
Derivative financial instruments	432,891	333,586	-	-	432,891	333,586
Loans and receivables to customers and banks	11,928,681	6,733,753	27,030	12,647	11,955,711	6,746,400
Financial investments available-for-sale	627,197	503,817	15,575	15,289	642,772	519,106
Held to maturity investments	434,813	198,009	-	-	434,813	198,009
Investments other companies	20,885	4,612	-	-	20,885	4,612.00
Intangible assets	675,690	48,508	-	-	675,690	48,508
Property, plant and equipment, net	117,650	19,714	-	-	117,650	19,714
Current taxes	-	-	-	-	-	-
Deferred income taxes	104,462	17,403	-	-	104,462	17,403
Other assets	186,623	80,430	-	-	186,623	80,430

TOTAL ASSETS	17,165,456	9,032,865	42,605	27,936	17,208,061	9,060,801

LIABILITIES
Current accounts and demand deposits	4,910,952	808,872	-	-	4,910,952	808,872
Cash in the process of collection	25,862	45,968	-	-	25,862	45,968
Obligations under repurchase agreements	507,882	28,080	-	-	507,882	28,080
Time deposits and saving accounts	6,011,191	4,899,334	2	2	6,011,193	4,899,336
Derivative financial instruments	298,169	209,508	-	-	298,169	209,508
Borrowings from financial institutions	2,420,399	2,024,432	-	-	2,420,399	2,024,432
Debt issued	1,387,464	161,869	-	-	1,387,464	161,869
Other financial obligations	2,131	3,276	1,180	2,970	3,311	6,246
Current taxes	34,973	18,077	-	-	34,973	18,077
Deferred income taxes	157,710	30,574	-	-	157,710	30,574
Provisions	152,679	113,939	-	-	152,679	113,939
Other Liabilities	299,884	60,157	-	-	299,884	60,157

TOTAL LIABILITIES	16,209,296	8,404,086	1,182	2,972	16,210,478	8,407,058

(*) Includes transactions denominated in foreign currencies but that are settled in pesos.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013

NOTE 38 -    SUBSEQUENT EVENTS

CORPBANCA

a)     Board of Directors

At the Board of Directors Meeting held on February 20, 2014, the Annual Shareholder Meeting was scheduled for March 13, 2014. At such meeting the dividend distribution of 57% of 2013 net income (local gaap) in the amount of MCh$88,403, equivalent to $0.26 dividend per share, was approved.

b)     Strategic Partnership between Itaú-Unibanco and Corpbanca

On January 29, 2014, Corpbanca has signed a “Transaction Agreement” with Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada (these last two together —CorpGroup||), Itaú-Unibanco Holding, S.A. (—Itaú-Unibanco||) and Banco Itaú Chile, by virtue of which these parties have agreed to a strategic partnership of their operations in Chile and Colombia, subject to the condition that authorizations are obtained previously from the corresponding regulators and the shareholders of Corpbanca and Banco Itau Chile, as indicated below.

This strategic partnership will be structured as a merger of Corpbanca and Banco Itau Chile in conformity with the aforementioned Transaction Agreement, detailed as follows:

1. Prior Acts. CorpGroup will dispose of the shares it directly or indirectly holds in Corpbanca, equivalent to 1.53% of the share capital of that bank and Banco Itaú Chile will increase its capital by US$652 million, by issuing shares that will be fully subscribed and paid by a fully-owned (direct or indirect) subsidiary of Itaú-Unibanco.

2. Merger. The merger of Corpbanca and Banco Itaú Chile, by which Corpbanca will absorb Banco Itau Chile to form an entity called “Itaú-Corpbanca” will be submitted for approval from the shareholders of both entities at extraordinary shareholders’ meetings. If the merger is approved, 172,048,565,857 shares of Corpbanca are expected to be issued, which represent 33.58% of the share capital of the merged bank, which will be distributed among the shareholders of Banco Itau Chile, while the current shareholders of Corpbanca will maintain 66.42% of the share capital of the merged bank. Thus, the number of shares will increase from 340,358,194,234 to 512,406,760,091 shares, which will be fully subscribed and paid.

3. Control. As a result of the merger, Itaú-Unibanco will become a shareholder of Corpbanca and as a result of the exchange of shares applicable to this merger, will acquire control of the merged bank in accordance with Articles 97 and 99 of Law 18,045 on Securities Markets, with CorpGroup conserving a considerable interest in the merged entity with 32.92% of the share capital and 33.5% of that capital in the market.

4. Colombia. In order to strengthen and consolidate the Bank’s operations in Colombia, subject to applicable restrictions under Colombian law, the merged bank will own 66.39% of the shares of Banco Corpbanca Colombia S.A., and will offer to acquire the remaining 33.61% of the shares that it does not own, which includes 12.38% currently owned indirectly by CorpGroup, which has committed to selling those shares. The price per share to be offered by Itaú-Corpbanca will be equal for all shareholders and correspond to the valuation given to Banco Corpbanca Colombia S.A. for the share exchange for the merger. The price for the 33.61% interest in Banco Corpbanca Colombia S.A., in the event they are sold, will be US$894 million. For the same objective, Itaú-Corpbanca will acquire Itaú BBA Colombia S.A., Corporación Financiera, the entity through which Itaú-Unibanco does business in that country. The price to be paid will be book value, based on the most recent financial statements reported to the banking regulator in Colombia.

5. Course of Business. Between the signing of the Transaction Agreement and the execution of the merger, the parties have agreed that both Corpbanca and Banco Itaú Chile have certain restrictions during that period, which consist fundamentally in continuing to conduct business in a way substantially similar to how they have been conducting business up to this point. The parties expect to close the transaction in Chile during 2014.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013

6. Shareholder Agreement. The Transaction Agreement contemplates, likewise, that when the transaction is closed in Chile, CorpGroup and Itaú-Unibanco will sign a shareholder agreement to regulate certain matters regarding the exercise of their political rights in Itaú-Corpbanca and matters regarding the transfer of shares:

—

It will establish that the Board of Directors of the merged bank has 11 standing members and two alternates. Of the directors that may be elected by the shareholders agreement between CorpGroup and Itaú-Unibanco, the majority will be proposed by Itaú-Unibanco, based on its shareholding and the remaining directors will be proposed by CorpGroup. The Chairman will be proposed by CorpGroup and the CEO by Itaú-Unibanco. Most committees with directors will be comprised of a majority of members proposed by Itaú-Unibanco, based on its shareholding.

—

Likewise, subject to current regulations, CorpGroup is committed to exercise its political rights in alignment with Itaú-Unibanco. CorpGroup will grant in favor of Itaú-Unibanco a pledge over 16.42% of the assets of the merged bank to guarantee the obligations undertaken in the shareholder agreement, with CorpGroup maintaining the right to exercise its political and economic rights that emanate from the pledged shares.

—

It will reflect the intention of the parties in the sense that the merged bank distribute all available profits for each year after ensuring certain capital adequacy levels so that Itaú-Corpbanca complies fully with regulatory requirements and industry best practices.

—	It will also impose certain non-complete obligations on CorpGroup and Itaú-Unibanco with respect to the merged bank.

—

Lastly, regarding the share transfer, it will establish a right of first offer, a right to join third-party sales and the obligation to join certain third-party sales. It will also establish in favor of CorpGroup a sale and purchase right over 6.6% of the shares of the merged bank as a short-term liquidity mechanism, and a sale right as an alternative to keeping its interest in the merged bank. In both cases, the price will be market price with no premium.

The close of the transaction contemplated in the Transaction Agreement is subject to obtaining the relevant regulatory authorizations as well as approval of the merger from shareholders of Corpbanca and Banco Itaú Chile in the respective extraordinary shareholders’ meetings that will be called to approve the merger.

The signing of the Transaction Agreement was approved by the Board of Directors of Corpbanca, based on a favorable report from the Directors’ Committee, complying with the other requirements established in Section XVI “On Operations with Related Parties Involving Publicly-Held Corporations and their Subsidiaries” in Law 18,046 on Corporations.

The matters described above do not involve any adjustments to the financial statements as of December 31, 2013. At this stage (May 15, 2014), the effects that this information will have on the results of Corpbanca cannot be quantified.

c)     Shareholder Litigation

A shareholder litigation captioned Cartica Management, LLC, et al. v. Corpbanca S.A., et al., was commenced on April 1, 2014, in the United States District Court for the Southern District of New York. Plaintiffs include minority shareholders, who own ADRs and other common shares. Other defendants include our directors and alternate directors, our CEO and CFO, CorpGroup, Saga and Mr. Saieh Bendeck. Plaintiffs allege that all defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, that certain individual defendants and CorpGroup violated Section 20(a) of the Exchange Act, and that CorpGroup, Saga and Mr. Saieh Bendeck violated Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-5 promulgated thereunder. Plaintiffs allege, among other things, that defendants have intentionally misrepresented and failed to disclose material facts concerning the pending Itaú Merger and the benefits CorpGroup and associated entities and individuals may receive in connection with the merger. Plaintiffs do not seek damages, but they purport to seek primarily declaratory and injunctive relief, including an injunction to prevent the Itaú Merger from proceeding. An adverse outcome to this litigation could require us to make additional disclosures relating to the Itaú Merger or prevent us from proceeding with it as contemplated.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013

CORREDORA DE BOLSA S.A.

a)     Board of Directors

At the Board of Directors Meeting held on March 12, 2014, the Annual Shareholder Meeting was scheduled for March 13, 2014. At such meeting was approved:

1.-Approval of the Annual Balance Sheet

2.-Approval of external auditors report

3.-Appointment of external auditors

4.-Distribution of profits

5.-Designation paar newspaper publications and citations

6.-Other matters within the competence of ordinary shareholders in accordance with the law and the bylaws

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS

a)     Board of Directors

At the Board of Directors Meeting held on March 12, 2014, the Annual Shareholder Meeting was scheduled for March 13, 2014.

b)     Establishment of Guarantees

On January 10, 2014, the Entity established the following Bank Guarantees for General Fund Managers in order to guarantee faithful compliance of the company’s obligations to manage third-party assets and compensation for damages resulting from non-fulfillment of these obligations in accordance with article 22612 of Law 18,045. These policies are in effect from January 10, 2014 to January 10, 2015:

Guarantee No.	Beneficiary	Coverage in UF
43824724	Mutual Fund Corp Acciones Chilenas	10.000
43825003	Mutual Fund Corp Acciones Latinoamerica	10.000
43825046	Mutual Fund Corp Asia	10.000
43825143	Mutual Fund Corp Bonos Corporativos	10.000
43825194	Mutual Fund Corp Capital Balanceado	10.000
43825224	Mutual Fund Corp Capital Balanceado	10.000
43825321	Mutual Fund Corp Commodities	10.000
43825380	Mutual Fund Corp Deposito	11.000
43826115	Mutual Fund Corp Deuda Latam	10.000
43825488	Mutual Fund Corp Eficiencia	10.000
43825500	Mutual Fund Corp Emea	10.000
43825534	Mutual Fund Corp Europa	10.000
43825569	Mutual Fund Corp Investment A	10.000
43825640	Mutual Fund Corp Investment C	10.000
43825674	Mutual Fund Corp Investment D	10.000
43825720	Mutual Fund Corp Mas Futuro	29.000
43825810	Mutual Fund Corp Mas Ingreso	10.000
43826077	Mutual Fund Corp Mas Patrimonio	25.000
43826794	Mutual Fund Corp Mas Valor	10.000
43826697	Mutual Fund Corp Oportunidad	70.000
43826565	Mutual Fund Corp Oportunidad Dolar	10.000
43825682	Mutual Fund Corp Perfil Agresivo	10.000
43826433	Mutual Fund Corp Seleccion Nacional	10.000
43826310	Mutual Fund Corp Selecto	26.000
43826190	Mutual Fund Corp Selecto Global	10.000
43826158	Mutual Fund Corp Usa	10.000
43824970	Third-party portfolio management	181.000
43825550	Corp Europa I Private Investment Fund	10.000
43825518	Corp Europa II Private Investment Fund	10.000
43825461	Corp Inmobiliario I Private Investment Fund	10.000
43825372	Corp Inmobiliario II Private Investment Fund	10.000
43825178	Corp Usa Private Investment Fund	10.000
43825127	Corp Usa II Private Investment Fund	10.000
43825020	Corp Usa III Private Investment Fund	10.000
43825232	Corp Rentas Inmobiliarias Private Investment Fund	10.000

12 Fund managers must establish a guarantee in benefit of the fund to ensure compliance of its obligations to manage third-party assets. This guarantee must be established before the fund begins to operate until it completely ceases to exist. This guarantee will be for an initial amount of 10,000 UF and may be established in cash, or through a bank guarantee or insurance policy.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013

CORPBANCA COLOMBIA

a)     Notice of Takeover Bid for Preferential Dividend and Non-Voting Shares of Helm Bank S.A.

On January 23, 2014, the Colombian Stock Exchange (BVC) informed the general public of the final results of the takeover bid (TOB) described in Note 3 “Material Events” Section Corpbanca Colombia, which totaled 568,206,073 shares or 99.38% of the total (571,749,928).

On January 27, this transaction was paid as described in the note “Investments in Other Companies”, letter e), section iv) and Note 21 “Other Liabilities”, giving it a total interest of 99.7814% in Helm Bank.

b)     Merger between Banco Corpbanca Colombia S.A. and Helm Bank S.A.

On February 4, 2014, the legal representatives of Banco Corpbanca Colombia S.A., and Helm Bank S.A., loan entities headquartered in the city of Bogotá D.C., in compliance with article 57 of the Organic Statutes of the Financial System (hereinafter “EOSF”), notified their shareholders of the following:

1.

That on December 2, 2013, the Colombian Financial Superintendency gave early notice on the merger to be executed by these banks, by which Banco Corpbanca Colombia S.A. absorbed Helm Bank S.A., which would in turn be dissolved without being liquidated, so that its assets, rights and obligations could be acquired by Corpbanca Colombia. This notice was subscribed by legal representatives from both entities through a power of attorney.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013

2.

Reasons for the Merger. On August 6, 2013, for purposes of this merger, Corpbanca Colombia acquired 2,387,387,295 common shares of Helm Bank, which represent 58.89% of the outstanding common shares of that entity, and subsequently on August 29, 2013, it acquired 1,656,579,084 shares of the same type for a total of 4,043,966,379 shares, equivalent to 99.75% of these instruments and 87.42% of the total subscribed and paid capital of Helm Bank; likewise, on January 23, 2014, once the takeover bid acceptance period had concluded, the BVC awarded Corpbanca Colombia 568,206,073 Preferential Shares of Helm Bank, which represent 99.38% of these shares and 12.28% of the total subscribed and paid capital of Helm Bank, acquisitions that were carried out for the purposes of the merger and were previously authorized by the SFC in July 2013, giving it a 99.7814% interest. In order to comply with article 55 et seq. of the EOSF, these entities must complete the merger during the year following the date of the first acquisition of shares of Helm Bank by Corpbanca Colombia (i.e. before August 6, 2014).

3.

Administrative and Financial Conditions. As these banks are both loan establishments, the unification of their structures will create a more sound loan establishment, taking advantage of synergies that will maximize operating and administrative efficiency without neglecting customer service. Once the merger of Corpbanca Colombia has been completed, it will continue to comply with capital, solvency and equity regulations, as well as risk management practices in accordance with legal provisions.

4.

Valuation Method and Exchange Ratio. The methodology used to determine the value of the banks was the discounted dividend method (DDM)--a robust, efficient and reliable technical method that is widely accepted locally and internationally for valuing financial entities. The exchange ratio is determined as follows (information in COP$):

Value per share of CORPBANCA COLOMBIA (X)	:	$6,125,683
Value per common or preferential dividend and non-voting share of HELM BANK (Y):	:	$563,210
Exchange ratio (X/Y)	:	$10,876

Once merged, based on the valuation of the shares of Corpbanca Colombia, for every 10.876 common shares and/or preferential dividend and non-voting shares of Helm Bank, its shareholders will receive one (1) share of Corpbanca Colombia. For this, Corpbanca Colombia will issue 1,239,863 common shares to fulfill the aforementioned exchange ratio at a value of $6,125.683 per share.

5.

Additional Information. The common shares that Corpbanca Colombia must issue in favor of the shareholders of Helm Bank must be issued in accordance with article 60-5 of the EOSF in order to comply with the aforementioned exchange ratio. This issuance will take place once the merger has been formalized and registered without needing issuance or takeover bid regulations or authorization from the Financial Superintendency. The fractions of shares that result from the exchange ratio may be negotiated or paid in cash by Corpbanca Colombia with a charge to the capital account, in accordance with article 60-5-2 of the EOSF beginning on the business day following the recording in public deed of the merger.

6.	Withdrawal Right. The shareholders may exercise their withdrawal right in conformity with article 62-4 of the EOSF.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013

7.

Inspection Right. As of February 4, 2014, the accounting records and other documents required by law, as well as the early notice of merger from the SFC, the merger commitment and other documents related to the merger process will be available to shareholders at the respective offices of the Secretary Generals of Corpbanca Colombia and Helm Bank located at Carrera 7 # 99-53 piso 19 and Carrera 7 # 27-18 piso 6 in Bogotá.

 The matters described above do not involve any adjustments to the financial statements as of December 31, 2013. As of May 15, 2014, the financial effects that this information will have on the results of the Entity cannot be quantified.

c)   Issuance of Subordinated Bonds

Towards the end of 2013, Banco Corpbanca Colombia, the International Finance Corporation (IFC), a member of the World Bank Group, and the IFC Capitalization Fund, a fund managed by IFC Asset Management Company, signed a document entitled “Note Purchase Agreement”, by which, subject to compliance of certain conditions, Banco Corpbanca Colombia will issue and the IFC Capitalization Fund will purchase subordinated bonds for US$ 170 million. Once issued, these floating rate notes will mature in 10 years, although the exact rate is not yet determined as of the issuance of these financial statements.

The net amount from the placement will be used by the Entity to increase loans in the market and finance other general corporate objectives.

The matters described above do not involve any adjustments to the financial statements as of December 31, 2013. At this stage, the financial effects that this information will have on the results of the Entity cannot be quantified.

d)   Tax Reform (Law 1607 of December 26, 2012).

¡	Decree 2418 of 2013, which provides some of the regulations for Law 1607 of 2012, reduces withholding tax rates.

Article 94 of Law 1607 of 2012 amended 240 of the Tax Statute by decreasing from 33% to 25% the income tax rate for corporations, limited liability companies and other entities considered national entities in conformity with the law, including companies and other foreign entities of any nature that obtain income through branches or permanent establishments.

Thus, new withholding tax rates must be established for income taxes in order to make this reduction effective and guarantee the adequate flow of resources to the country in line with the new income tax rate and the changes introduced by Law 1607.

In accordance with articles 365, 366 and 395, the National Governor is authorized to establish withholding tax rates in order to facilitate, accelerate and ensure collection of income and complementary taxes.

The regulations bring about the following changes in 2014:

-	They modify withholding at source for other concepts from 3.5% to 2.5% beginning January 1, 2014.
-	Withholding at source for financial returns indicated in Decree 700 of 1997 is reduced from 7% to 4%.
-	They create self-withholding of 2.5% on repo and simultaneous operations and temporary securities transfers.
-	They create self-withholding of 2.5% on interest on active loan transactions.
-	They modify the basis for calculating self-withholding of 11% on commissions.

The matters described above do not involve any adjustments to the financial statements as of December 31, 2013. At this stage, the financial effects that this information will have on the results of the Entity cannot be quantified. Furthermore, modifications are still being made to the aforementioned regulations.

In the period between January 1, and May 15, 2014, the date of issuance of these consolidated financial statements, there have been no other subsequent events that could materially affect the presentation and/or results of the financial statements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013

Juan Vargas Matta	Fernando Massú Tare
Accounting Manager	Chief Executive Officer