Form 20-F/A
period 2013-12-31
CORPBANCA/FI
filed 2014-07-29
CIK 1276671

ANNUAL REPORT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013

As filed with the Securities and Exchange Commission on July 23, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

[ ] Yes [ ] No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2013, which was originally filed with the Securities and Exchange Commission on May 15, 2014 (the “2013 Form 20-F”), is being filed solely to correct and add certain clarifying language in (i) “Item 4. Information on the Company – A. History and Development of the Company – History –The Announced Itaú-CorpBanca Merger” and (ii) “Item 10. – Additional Information – C. Material Contracts – Transaction Agreement –CorpBanca and Itaú Chile Representations and Warranties.”

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2013 Form 20-F, or reflect any events that have occurred after the 2013 Form 20-F was originally filed.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F/A contains statements that constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements preceded by, followed by or that include “believes,” “expects,” “intends,” “plans,” “projects,” “estimates” or “anticipates” and similar expressions. These statements appear throughout this Annual Report, including, without limitation, under “Item 3. Key Information—D. Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, are not based on historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control and include statements regarding our current intent, belief or expectations with respect to (1) our asset growth and financing plans, (2) trends affecting our financial condition or results of operations, (3) the impact of competition and regulations, (4) projected capital expenditures, and (5) liquidity. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements included in this Annual Report as a result of various factors (including, without limitation, the actions of competitors, future global economic conditions, market conditions, currency exchange rates and operating and financial risks), many of which are beyond our control. The occurrence of any such factors, not currently expected by us, would significantly alter the results set forth in these statements.

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

After closing of the Itaú-CorpBanca Merger, Itaú Unibanco and our current controlling shareholders will beneficially own 33.58% and 32.92% of our outstanding common shares, respectively. Prior to the closing of the Itaú-CorpBanca Merger, Itaú Unibanco will inject US$652 million into Itaú Chile in a capital increase. In connection with the Transaction Agreement, our controlling shareholders have agreed that at the closing of the Itaú-CorpBanca Merger, they will enter into the Itaú-CorpBanca Shareholders Agreement, whereby Itaú Unibanco will control the merged bank, or Itaú-CorpBanca, after the consummation of the Itaú-CorpBanca Merger. For a description of the Itaú-CorpBanca Shareholders Agreement and the Transaction Agreement, see Item 10. Additional Information—C. Material Contracts.

Pursuant to the Transaction Agreement, after the closing of the Itaú-CorpBanca Merger, Itaú-CorpBanca will acquire the operations of Itaú Unibanco in Colombia by acquiring the shares of Itaú Colombia at an aggregate price equivalent to their book value of approximately US$170 million. Alternatively, if the minority shareholders of CorpBanca Colombia accept the offer to sell their shares in CorpBanca Colombia to Itaú-CorpBanca after the closing of the Itaú-CorpBanca Merger, Itaú-CorpBanca will acquire the operations of Itaú Unibanco through a merger of Itaú Colombia with and into CorpBanca Colombia. To that effect, Itaú-CorpBanca will offer to acquire the CorpBanca Colombia shares held by the minority shareholders of CorpBanca Colombia representing 33.6% of the outstanding shares (including the shares indirectly owned by Inversiones Corp Group Interhold Limitada, or Interhold and Inversiones Gasa Limitada, or Gasa and together with Interhold, CorpGroup Parent, representing 12.38% of CorpBanca Colombia’s outstanding capital stock and that CorpGroup Parent has agreed to sell to Itaú-CorpBanca), through a cash offer in the aggregate amount of US$894 million. This offer to purchase for cash implies a valuation of CorpBanca Colombia of approximately US$2.66 billion (which is the same valuation assigned to CorpBanca Colombia for the purpose of determining the valuation of CorpBanca for the Itaú-CorpBanca Merger). If the minority shareholders of CorpBanca Colombia agree to sell their shares, our shareholders could benefit even further from synergies resulting from the merger of CorpBanca Colombia and Itaú Colombia.

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

We believe that the Itaú-CorpBanca Merger represents a significant opportunity to generate synergies that we believe will translate into financial savings and cost reductions in various aspects of our business starting on the third anniversary of the closing of the merger. From a human resources perspective, we expect to capitalize on relevant synergies relating to the optimization of the merged bank’s organizational structures, which we estimate will result in pre-tax savings amounting to approximately US$55 million to US$67 million annually. Furthermore, we estimate that pre-tax savings associated with scalable IT systems will amount to approximately US$16 million to US$19 million annually and other savings derived from an enhanced branch network will be in the range of approximately US$8 million to US$10 million annually. Moreover, we expect pre-tax reductions in administrative expenses and costs of services by service providers of both Itaú Chile and us in the range of US$15 million to US$18 million annually.

In addition, we also expect significant improvements in our funding costs compared to the cost of funding we have today, as well as substantial revenue synergies (which were not considered in the cost synergies described above). Assuming fully phased-in after-tax synergies of approximately US$80 million per year during the first three years after the consummation of the Itaú-CorpBanca Merger, and excluding one-time integration costs of approximately US$85 million to be incurred during those first three years, the transaction will be accretive from an earnings per share perspective for all our shareholders from the first year after the closing.

We also expect a significant improvement in the capital position of the merged bank. We will combine our current Tier I Capital of approximately US$2.7 billion with Itaú Chile’s US$1.8 billion (including the US$652 million capital injection to be made prior to closing), providing the merged bank with a considerably larger capital base to support further growth.

From a commercial and strategic perspective, the Itaú-CorpBanca Merger is expected to create a regional leader and constitute a unique opportunity for us to partner with a leading financial institution in the region. Itaú Unibanco is the largest private financial institution in Brazil and a premier franchise in Latin America, which will allow us to benefit from the strength of a partner with a market capitalization, as of May 14, 2014 of approximately US$83 billion in our existing markets while enhancing opportunities for growth in other markets, by leveraging Itaú Unibanco’s global client relationships and enabling the merged bank to expand its banking products’ offering. The enhanced footprint that Itaú-CorpBanca will have in Chile and Colombia is expected to provide greater scale and resources to grow and compete more effectively in those countries, consolidating our position as the fourth largest private bank in Chile measured by total loans with a combined market share of 12.2% as of December 31, 2013 (compared to the 7.3% market share that we had as of December 31, 2013). In addition, this enhanced footprint will function as a platform to expand in the region, in particular into Peru and Central America.

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

The following is a brief summary of our material contracts currently in force. A copy of each of these contracts has been included as an exhibit to our 2013 Form 20-F. See “Item 19. Exhibits”.

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

The rights and obligations of the parties to the Transaction Agreement and the Shareholders’ Agreement are governed by the express terms and conditions of such agreements and not by this summary or any other information contained in this Form 20-F/A. The description in this section and elsewhere in this Form 20-F/A is qualified in its entirety by reference to the complete text of the Transaction Agreement and the form of Shareholders’ Agreement, copies of which are attached as Exhibit 10.C.1 and are incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Transaction Agreement or the Shareholders’ Agreement. CorpBanca encourages you to read the Transaction Agreement and the Shareholders’ Agreement carefully and in their entirety.

Capitalized terms used but not defined herein shall have the same meaning as in the Transaction Agreement or the Shareholders’ Agreement, as applicable.

Explanatory Note Regarding the Transaction Agreement

The following summary is included to provide you with information regarding the terms of the Transaction Agreement. This section is not intended to provide you with any factual information about CorpBanca. Such information can be found elsewhere in this Form 20-F/A and in the public filings that CorpBanca makes with the SEC.

The representations, warranties and covenants made in the Transaction Agreement by CorpBanca and Itaú Chile were qualified and subject to important limitations agreed to by CorpBanca and Itaú Chile in connection with negotiating the terms of the Transaction Agreement. In particular, in your review of the representations and warranties contained in the Transaction Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing the circumstances in which a party to the Transaction Agreement may have the right not to consummate the Itaú-CorpBanca Merger if the representations and warranties of the other party proved to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Transaction Agreement, rather than establishing matters as facts. The representations and warranties are also subject to a contractual standard of materiality and in some cases were qualified by the matters contained in the disclosure schedules that CorpBanca and Itaú Chile delivered in connection with the Transaction Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in public disclosures by Itaú Unibanco or CorpBanca. The representations and warranties and other provisions in the Transaction Agreement should not be read alone but instead together with the information provided elsewhere in this Form 20-F/A and in the documents incorporated by reference hereto. We may refer to January 29, 2014, the date that the parties entered into the Transaction Agreement, as the signing date.

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

•	the absence of certain undisclosed liabilities;
•	the absence of certain changes or events since September 30, 2013;
•	the conduct of business in accordance with the ordinary course since September 30, 2013;
•	tax matters;
•	the absence of facts or circumstances reasonably likely to materially impede or delay receipt of any regulatory consents required pursuant to the Transaction Agreement;
•	compliance with permits, applicable laws and regulations and governmental orders;
•	certain employment and labor matters;
•	compensation and benefit plans;
•	certain material contracts and the absence of any default under any of such material contracts;
•	the absence of legal proceedings, investigations and governmental orders against it or its subsidiaries;
•	timely filing of all reports required to be filed with any governmental authority since January 1, 2011 through the signing date;
•	investment securities and commodities;
•	intellectual property;
•	extensions of credit;
•	certain loan matters;
•	properties;
•	the absence of any undisclosed broker’s or finder’s fees;
•	in the case of CorpBanca, the receipt of opinions as to the fairness, from a financial point of view, of the Chilean Exchange Ratio (as defined in the Transaction Agreement);
•	insurance; and
•	related party transactions.

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

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street,

Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed on the internet at http://www.sec.gov. The information contained on this website does not form part of this annual report on Form 20-F/A.

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

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our CEO, CFO, principal accounting officer and persons performing similar functions, as well as to our directors and other employees without exception. A copy of our code of ethics, as amended, along with our Code of Conduct in the Securities Market, is attached as an exhibit to our 2013 Form 20-F.

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

We have a code of business and ethics conduct which drives business and ethic conduct of our CEO, CFO and each employee. This code must be signed by each of our employees and is published in our intranet; it is included as an exhibit in our 2013 Form 20-F.

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

See the following items starting at page F-1 of our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2013 filed on May 15, 2014, and incorporated herein by reference:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Consolidated Statement of Financial Position as of 2013 and 2012

(c)	Consolidated Statement of Income for the three years ended December 31, 2013

(d)	Consolidated Statement of Comprehensive Income for the three years ended December 31, 2013

(e)	Statement of Changes in Shareholders’ Equity for the three years ended December 31, 2013

(f)	Consolidated Statement of Cash Flows for each of the three years ended December 31, 2013

(g)	Notes to the Consolidated Financial Statements.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1*******	Articles of Incorporation and By-laws (estatutos sociales) of CorpBanca, including amendments thereto (English language translation).

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

Exhibit 3.2*****	Addendum No. 1 to Share Purchase Agreement, dated February 21, 2012, by and among Banco Santander, S.A., CorpBanca, and Inversiones Corpgroup Interhold Limitada

Exhibit 4.(a).1*	Systems Operations Services Agreement, dated as of March 30, 2001, between IBM de Chile S.A.C. and CorpBanca (English language translation).

Exhibit 4.(a).2(i)*******	Service Contract, dated as of July 6, 2001, between Inversiones Corp Group Interhold Ltda. and CorpBanca, as amended (English language translation).

Exhibit 4.(a).2(ii)*******	Service Contract, dated as of April 10, 2008, between Inversiones Corp Group Interhold Ltda. and CorpBanca, as amended (English language translation).

Exhibit 4.(a).2(iii)*******	Service Contract, dated as of March 27, 2012, between Corp Group Holding Inversiones Ltda. and CorpBanca, as amended (English language translation).

Exhibit 4.(a).3*	Software Consulting and Development Agreement, “IBS” Integrated Banking System, dated as of October 4, 2001, between Datapro, Inc. and CorpBanca (English language translation).

Exhibit 4.(a).4*	Agreement to Participate in the Automated Teller Machine Network Operated by Redbanc S.A., dated as of April 1, 2001, among Redbanc S.A. and CorpBanca (English language translation).

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

Exhibit 8.1*******	List of subsidiaries of CorpBanca.

Exhibit 10.C.1*******	Transaction Agreement dated as of January 29, 2014, by and among CorpBanca, Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada, Itaú Unibanco and Itaú Chile.

Exhibit 11.1****	English language translation of CorpBanca’s Code of Ethics, as amended.

Exhibit 11.2***	English language translation of CorpBanca’s Code of Conduct in the Securities Market

Exhibit 12.1	Certification of the CEO of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 12.2	Certification of the CFO of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 13.1	Certification of the CEO of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2	Certification of the CFO of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

*	Filed as an exhibit to our Form 20-F (File No. 001-32305) filed on September 24, 2004, and incorporated herein by reference.

**	Filed as an exhibit to our registration statement on Form F-6 (File No. 001-32305) filed on April 30, 2012, and incorporated herein by reference.

***	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2006 filed on June 29, 2007, and incorporated herein by reference.

****	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2008 filed on June 30, 2009, and incorporated herein by reference.

*****	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2011 filed on April 30, 2012, and incorporated herein by reference.

******	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2012 filed on May 15, 2013, and incorporated herein by reference.
*******	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2013 filed on May 15, 2014, and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORPBANCA

/s/ Eugenio Gigogne Miqueles
Name: Eugenio Gigogne Miqueles
Title: Chief Financial Officer

Date: July 29, 2014