Form 20-F
period 2014-12-31
CORPBANCA/FI
filed 2015-04-30
CIK 1276671

ANNUAL REPORT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2014

As filed with the Securities and Exchange Commission on April 30, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the fiscal year ended December 31, 2014

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

☒  Yes    ☐   No

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

☐  Yes    ☒   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	trends affecting our financial condition or results of operations;

•	our dividend policy;

•	changes in the participation of our shareholders or any other factor that may result in a change of control;

•	the amount of our indebtedness;

•	natural disasters;

•	changes in general economic, business, regulatory, political or other conditions in the Republic of Chile, or Chile, or the Republic of Colombia, or Colombia, or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Colombia, Chilean or Colombian companies or securities issued by Chilean companies;

•	the monetary and interest rate policies of the Central Bank of Chile (Banco Central de Chile), or the Central Bank of Chile, or the Central Bank of Colombia (Banco de la República de Colombia), or the Central Bank of Colombia;

•	inflation or deflation;

•	unemployment;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	unanticipated turbulence in interest rates;

•	movements in currency exchange rates;

•	movements in equity prices or other rates or prices;

•	changes in Chilean, Colombian and foreign laws and regulations;

•	changes in Chilean or Colombian tax rates or tax regimes;

•	competition, changes in competition and pricing environments;

•	our inability to hedge certain risks economically;

•	the adequacy of our loss allowances, provisions or reserves;

•	technological changes;

•	changes in consumer spending and saving habits;

•	successful implementation of new technologies;

•	loss of market share;

•	changes in, or failure to comply with applicable banking, insurance, securities or other regulations;

•	difficulties in successfully integrating recent and future acquisitions into our operations;

•	our ability to successfully complete the implementation of a new information technology core banking system in Colombia, as part of the integration process in Colombia;

•	consequences of the pending acquisition of a controlling interest in us by Itaú Unibanco Holding S.A, or Itaú Unibanco, as well as the merger of Banco Itaú Chile, or Itaú Chile, with and into us and the potential acquisition of Itaú BBA Colombia S.A., Corporación Financiera, or Itaú Colombia by us or the merger of Itaú Colombia with and into Banco CorpBanca Colombia, S.A., or CorpBanca Colombia; and

•	the other factors identified or discussed under “Item 3. Key Information—D. Risk Factors” in this Annual Report.

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

i

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

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We are a Chilean bank and maintain our financial books and records in Chilean pesos and prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Unless otherwise indicated herein, as used hereafter IFRS refers to the standards issued by the IASB.

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

The selected consolidated financial information included herein as of December 31, 2014 and for the year ended December 31, 2014, together with the selected consolidated financial information as of December 31, 2010, 2011, 2012 and 2013 and for the years ended December 31, 2010, 2011, 2012 and 2013, is derived from, and presented on the same basis as, our consolidated financial statements prepared under IFRS and should be read together with such consolidated financial statements. Readers should exercise caution in determining trends based on prior annual reports. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—The Economy—Critical Accounting Policies and Estimates”.

Our auditors, Deloitte Auditores y Consultores Ltda., or Deloitte, an independent registered public accounting firm, have audited our consolidated financial statements in accordance with IFRS as of December 31, 2014 and 2013 and for the years ended December 31, 2012, 2013 and 2014. See page 240 and F-1 of this report for further details on Deloitte’s opinions.

Foreign Currency Markets

In this Annual Report, references to “$,” “US$,” “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos” or “Ch$” are to Chilean pesos, references to “UF” are to Unidades de Fomento and references to “Colombian pesos” or “COP$” are to Colombian pesos. The UF is an inflation-indexed, Chilean peso-denominated unit that is linked to and adjusted daily to reflect changes in the previous month’s Chilean Consumer Price Index of the Chilean National Statistics Institute (Instituto Nacional de Estadísticas). As of December 31, 2014, one UF equaled US$40.68, Ch$24,627.10 and COP$97,263.43 and as of April 23, 2015, one UF equaled US$40.10, Ch$24,720.24 and COP$98,663.89. See “Item 5. Operating and Financial Review and Prospects”.

This Annual Report contains translations of certain Chilean peso amounts into U.S. dollars and Colombian pesos at specified rates solely for the convenience of the reader. These translations should not be construed as representations that such Chilean peso amounts actually represent such U.S. dollar or Colombian pesos amounts, were converted from U.S. dollars or Colombian pesos amounts at the rate indicated in preparing our financial statements or could be converted into U.S. dollars or Colombian pesos amounts at the rate indicated or any particular rate at all. Unless otherwise indicated, such U.S. dollar and Colombian pesos amounts have been translated from Chilean pesos based on our own exchange rate of Ch$605.46 and COP$2.391.36, respectively, per US$1.00 as of December 31, 2014.

Specific Loan Information

Unless otherwise specified, all references in this Annual Report to total loans are to loans and financial leases before deduction for allowances for loan losses, and they do not include loans to banks or unfunded loan commitments. In addition, all market share data and financial indicators for the Chilean banking system when compared to CorpBanca’s financial information, presented in this Annual Report or incorporated by reference into this Annual Report are based on information published periodically by the SBIF, which is published under Chilean Bank GAAP and prepared on a consolidated basis. Non-performing loans include the principal and accrued interest on any loan with one installment more than 90 days overdue. Impaired loans include those loans on which there is objective evidence that customers will not meet some of their contractual payment obligations. Past due loans include all installments and lines of credit more than 90 days overdue, provided that the aggregate principal amount of such loans is not included. Under IFRS, a loan is evaluated on each financial statement reporting date to determine whether objective evidence of impairment exists. A loan will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after the initial recognition of the loan, and such event or events have an impact on the estimated future cash flows of such loan that can be reliably estimated. It may not be possible to identify a single event that was the individual cause of the impairment. An impairment loss relating to a loan is calculated as the difference between the carrying amount of the loan and the present value of estimated future cash flows discounted at the effective interest rate. Individually significant loans are individually tested for impairment. The remaining financial loans are evaluated collectively in groups with similar credit risk characteristics. The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. In the case of loans recorded at amortized cost, the reversal is recorded in income. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information —Classification of Banks and Loans; Allowances and Provisions for Loan Losses.”

According to Decree with Force of Law No. 3 of 1997, as amended, or the Chilean General Banking Law, a bank must have effective net equity of at least 8% of its risk weighted assets, net of required allowance for loan losses, paid in capital and reserves, and basic capital (capital básico), of at least 3% of its total assets, net of required allowance for loan losses.

For these purposes, the effective net equity of a bank is the sum of (1) the bank’s basic capital, (2) subordinated bonds issued by the bank valued at their issue price for an amount of up to 50% of its basic capital; provided that the value of the bonds shall decrease by 20% for each year that elapses during the period commencing six years prior to their maturity and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk weighted assets to the extent voluntary allowances exceed those that banks are required to maintain by law or regulation; minus (4) certain deductions to be made in accordance with provisions of chapter 12-1 of the regulations of the SBIF(Recopilación Actualizada de Normas), or the Regulations of the SBIF.

Rounding and Other Matters

Certain figures included in this Annual Report and in our audited consolidated financial statements as of and for the year ended December 31, 2014 have been rounded for ease of presentation. Percentage figures included in this Annual Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Annual Report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2014. Certain other amounts that appear in this Annual Report may similarly not sum due to rounding.

Inflation figures relating to Chile are those reported by the Chilean National Statistics Institute, unless otherwise stated herein or required by the context. Inflation figures relating to Colombia are those reported by the Colombian National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística - DANE), unless otherwise stated herein or required by the context. See “—Exchange Rate Information” below.

In this Annual Report, all macro-economic data related to the Chilean economy is based on information published by the Central Bank of Chile and all macro-economic data related to the Colombian economy is based on information published by the Central Bank of Colombia. All market share and other data related to the Chilean financial system is based on information published by the SBIF as well as other publicly available information and all market share and other data related to the Colombian financial system is based on information published by the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia) as well as other publicly available information. The SBIF publishes the consolidated risk index (ratio of allowance for loans losses over total loans) of the Chilean financial system on a monthly basis. The Colombian Superintendency of Finance publishes every month the consolidated data required to calculate the risk index of the Colombian banking system (loan loss allowances and total loans).

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

As of December 31, 2014, the U.S. dollar exchange rate used by us was Ch$605,46 per US$1.00 and the Colombian pesos exchange rate used by us was Ch$0.2532 per Cop$1.00.

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for the periods set forth below, as reported by the Central Bank of Chile.

	Daily Observed Exchange Rate (Ch$ per US$)(1)
	Low(2)	High(2)	Average(3)	Period-End (4)
Year ended December 31,
2010	468.37	549.17	510.38	468.37
2011	455.91	533.74	483.36	521.46
2012	469.65	519.69	486.75	478.60
2013	466.50	533.95	495.00	523.76
2014	524.61	621.41	570.01	607.38

Quarterly period
2013 1st Quarter	470.67	479.96	472.50	472.54
2013 2nd Quarter	466.50	514.38	484.38	503.86
2013 3rd Quarter	496.49	516.83	507.47	502.97
2013 4th Quarter	493.36	533.95	516.00	523.76
2014 1st Quarter	524.61	573.24	551.48	550.53
2014 2nd Quarter	544.96	566.88	554.35	550.60
2014 3rd Quarter	548.72	601.66	576.31	601.66
2014 4th Quarter	576.50	621.41	598.18	607.38
2015 1st Quarter	606.75	642.18	624.42	626.87

Month ended
September 2014	585.29	601.66	593.47	601.66
October 2014	576.65	599.22	589.98	576.65
November 2014	576.50	600.37	592.46	598.94
December 2014	605.46	621.41	612.92	607.38
January 2015	606.75	629.09	620.91	626.48
February 2015	616.86	632.19	623.62	617.67
March 2015	617.38	642.18	628.50	626.87
April 2015(5)	610.74	626.58	615.78	618.02

-

Source: Central Bank of Chile

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.
(4)	Each annual period ends on December 31, and the respective period-end exchange rate is published by the Central Bank of Chile on the first business day following December 31. Each monthly period ends on the last calendar day of such month and the respective period-end exchange rate is published by the Central Bank of Chile on the first business day following the last calendar day of such month.
(5)	The information for April 2015 is as of April 23, 2015.

The following table sets forth the annual low, high, average and period-end exchange rate for U.S. dollars for the periods set forth below under our policy to calculate our own exchange rate:

	Bank’s Exchange Rate Ch$ per US$1
	Low(2)	High(2)	Average (3)	Period-End
Year ended December 31,
2010	467.78	547.94	510.18	467.78
2011	455.87	535.03	483.49	519.08
2012	469.68	518.65	486.68	479.16
2013	466.48	533.95	495.31	526.41
2014	605.46	621.56	612.85	605.46

Quarterly period
2013 1st Quarter	470.39	475.26	472.36	471.89
2013 2nd Quarter	466.48	513.66	484.94	507.89
2013 3rd Quarter	494.43	518.64	507.42	504.22
2013 4th Quarter	493.53	533.95	516.37	526.41
2014 1st Quarter	526.84	573.21	551.91	550.62
2014 2nd Quarter	544.80	567.56	554.49	552.81
2014 3rd Quarter	548.93	601.25	577.15	597.66
2014 4th Quarter	575.31	621.56	598.21	605.46
2015 1st Quarter	612.33	642.07	624.73	623.96

Month ended
September 2014	585.29	601.25	593.91	597.66
October 2014	575.31	598.44	588.69	576.41
November 2014	581.71	607.98	594.05	607.98
December 2014	605.46	621.56	612.85	605.46
January 2015	612.33	632.57	622.30	632.57
February 2015	615.61	630.94	622.82	618.01
March 2015	616.97	642.07	628.80	623.96
April 2015(4)	609.77	619.75	615.13	616.42

-

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.
(4)	The information for April 2015 is as of April 23, 2015.

Exchange Controls Considerations

Investments made in our common shares and our ADRs are subject to the following requirements:

•	any foreign investor acquiring common shares to be deposited into an ADR facility who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;

•	the entity participating in the Formal Exchange Market through which the funds are brought into Chile must report such investment to the Central Bank of Chile;

•	all remittances of funds from Chile to the foreign investor upon the sale of common shares underlying American Depositary Shares, or ADSs, or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; and

•	all remittances of funds made to the foreign investor must be reported to the Central Bank of Chile.

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

	For the fiscal years ended December 31,
	2010	2011	2012	2013	2014	2014(1)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$
	(in millions of Ch$, in thousands of US$)(2)
Interest income	387,639	528,622	762,992	1,007,106	1,320,124	2,180,365
Interest expense	(163,229)	(335,622)	(506,116)	(549,416)	(689,240)	(1,138,374)

Net interest income	224,410	193,000	256,876	457,690	630,884	1,041,991

Net service fee income	58,221	60,362	85,644	117,977	161,590	266,888
Trading and investment, foreign exchange gains and other operating income	44,033	80,469	104,398	127,039	199,225	329.047
Total operating expenses	(132,683)	(152,706)	(253,644)	(362,145)	(509,672)	(841,793)
Income attributable to investments in other companies	296	250	367	1,241	1,799	2,971
Provisions for loan losses	(52,351)	(40,754)	(51,575)	(102,072)	(127,272)	(210,207)
Income before income taxes	141,926	140,621	142,066	239,730	356,554	588,897
Income taxes	(20,353)	(23,303)	(22,913)	(64,491)	(82,853)	(136,843)

Net income for the year	121,573	117,318	119,153	175,239	273,701	452,054
Net income per common share (3)	0.54	0.51	0.43	0.48	0.69	0.00114
Dividend per common share (4)	0.54	0.52	0.49	0.18	0.260	0.00043
Dividends per ADS (4) (5)	804	787	736	265	390	0.64
Shares of common stock outstanding (in thousands)	226,906,772.0	226,909,290.6	250,358,194.2	340,358,194.2	340,358,194.2	—

-

(1)	Amounts stated in U.S. dollars as of December 31, 2014, and for the year ended December 31, 2014 have been translated from Chilean pesos at our exchange rate of Ch$605,46 per US$1.00 as of December 31, 2014.
(2)	Amounts stated in millions of Chilean pesos and thousands of U.S. dollars except for net income per share, dividends per common share and dividend per ADS expressed in Chilean pesos and in U.S. dollars.
(3)	Net income per common share has been calculated on the basis of net income attributable to the equity holders of the Bank divided by the weighted average number of shares outstanding for the period. For further information on basic earnings and diluted earnings please see Note 23 (d) to our financial statements.
(4)	Represents dividends paid in respect of net income earned in the prior fiscal year.
(5)	As of December 31, 2010, one ADS equaled 5,000 common shares. As of December 31, 2011, 2012, 2013 and 2014, one ADS equaled 1,500 common shares. On February 23, 2011, CorpBanca changed the ratio of the ADSs from 5,000 common shares to 1 ADS to 1,500 common shares to 1 ADS. The dividend per ADS calculation has been made utilizing the ratio of 1,500 common shares to one ADS for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 for comparative purposes only.

	As of December 31,
	2010	2011	2012	2013		2014	2014
	Ch$	Ch$	Ch$	Ch$		Ch$	US$
	(in millions of Ch$, in thousands of US$)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Cash and deposits in banks	202,339	265,747	520,228	911,088		1,169,178	1,931,057
Cash in the process of collection	79,680	96,230	123,777	112,755		212,842	351,538
Trading portfolio financial assets	197,580	166,039	159,898	431,683		685,898	1,132,854
Investments under agreements to resell	75,676	23,251	21,313	201,665		78,079	128,958
Derivative financial instruments	204,067	248,982	268,027	376,280		766,799	1,266,473
Loans and receivables from banks, net	63,998	304,098	482,371	217,944		814,209	1,344,778
Loans and receivables from customers	5,364,980	6,711,945	9,993,890	12,771,642		13,892,270	22,944,984
Financial investments available-for-sale	746,248	843,250	1,112,435	889,087		1,156,896	1,910,772
Held to maturity investments	—	21,962	104,977	237,522		190,677	314,929
Investment in other companies	3,583	3,583	5,793	13,922(*	)	15,842	26,165
Intangible assets	13,096	12,239	489,306	841,370(*	)	757,777	1,251,572
Property, plant and equipment, net	53,430	57,225	65,086	98,242		92,642	153,011
Current taxes	—	6,278	—	—		1,608	2,656
Deferred income taxes	21,956	25,080	40,584	89,218		107,043	176,796
Other assets	104,207	102,775	149,903	293,118		415,267	685,874

TOTAL ASSETS	7,130,840	8,888,684	13,537,588	17,485,536		20,357,027	33,622,417

-

(*)	These figures were restated in our most recent financial statements to reflect accounting changes; Management has determined that the effect of these changes is not material. For more information please see Note 2 to our financial statements.

	As of December 31,
	2010	2011	2012	2013		2014	2014
	Ch$	Ch$	Ch$	Ch$		Ch$	US$
	(in millions of Ch$, in thousands of US$)
Current accounts and demand deposits	612,064	682,720	1,112,675	3,451,383		3,954,948	6,532,138
Cash in the process of collection	41,525	36,948	68,883	57,352		145,771	240,761
Obligations under repurchase agreements	189,350	130,549	257,721	342,445		661,663	1,092,827
Time deposits and saving accounts	3,700,454	4,824,378	7,682,675	7,337,703		8,076,966	13,340,214
Derivative financial instruments	175,261	166,872	193,844	281,583		607,683	1,003,672
Borrowings from financial institutions	503,692	663,626	969,521	1,273,840		1,431,923	2,365,017
Debt issued	1,215,435	1,522,773	1,886,604	2,414,557		3,079,050	5,085,472
Other financial obligations	23,660	20,053	18,120	16,807		15,422	25,472
Current income tax provision	7,168	—	9,057	45,158		—	—
Deferred income taxes	21,244	25,352	120,714	182,373(*	)	180,934	298,837
Provisions	67,732	42,030	136,240	164,932		200,289	330,805
Other liabilities	20,998	30,981	79,868	185,506(*	)	210,716	348,026

TOTAL LIABILITIES	6,578,583	8,146,282	12,535,922	15,753,639		18,565,365	30,663,241

TOTAL SHAREHOLDERS’ EQUITY	552,257	742,402	1,001,666	1,731,897		1,791,662	2,959,176

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	7,130,840	8,888,684	13,537,588	17,485,536		20,357,027	33,622,417

-

(*)	These figures were restated in our most recent financial statements to reflect accounting changes; Management has determined that the effect of these changes is not material. For more information please see Note 2 to our financial statements.

	As of and for the fiscal years ended December 31,
	2010	2011	2012	2013	2014
CONSOLIDATED RATIOS
Profitability and Performance
Net interest margin(1)	3.6%	2.7%	2.3%	3.4%	3.8%
Return on average total assets(2)	1.8%	1.5%	0.9%	1.1%	1.4%
Return on average shareholders’ equity(3)	23.9%	19.6%	13.1%	12.7%	18.2%
Efficiency ratio (consolidated)(4)	41.0%	45.7%	56.8%	51.7%	51.4%
Dividend payout ratio(5)	100.0%	100.0%	100.0%	50.0%	57%
Capital
Average shareholders’ equity as a percentage of average total assets	7.5%	7.5%	7.2%	8.9%	7.7%
Shareholders’ equity as a percentage of total liabilities	8.4%	9.1%	8.0%	11.0%	9.7%
Asset Quality
Allowances for loan losses as a percentage of overdue loans(6)	165.8%	153.8%	101.8%	76.5%	65.3%
Overdue loans as a percentage of total loans(6)	1.1%	1.0%	1.1%	1.3%	1.5%
Allowances for loan losses as a percentage of total loans	1.9%	1.5%	1.1%	1.0%	1.0%
Past due loans as a percentage of total loans(7)	0.9%	0.7%	0.5%	0.5%	0.6%
OTHER DATA
Inflation rate	—	—	—	—	—
Foreign exchange rate (Ch$/US$)	(7.8)%	11.0%	(7.7)%	9.9%	15%
Number of employees	3,422	3,461	5,163	7,298	7,456
Number of branches and offices	113	116	209	295	298

-

(1)	Net interest margin is defined as net interest income divided by average interest-earning assets.
(2)	Return on average total assets is defined as net income divided by average total assets.
(3)	Return on average shareholders’ equity is defined as net income divided by average shareholders’ equity.
(4)	Efficiency ratio (consolidated) is defined as total operating expenses as a percentage of operating income before loan losses.
(5)	Dividend payout ratio represents dividends divided by net income.
(6)	Overdue loans consist of all non-current loans (loans to customers).
(7)	Past due loans include all installments and lines of credit more than 90 overdue.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

RISKS ASSOCIATED WITH OUR BUSINESS

The growth and composition of our loan portfolio may expose us to increased loan losses

From December 31, 2011 to December 31, 2014, the compounded annual growth rate of our aggregate gross loan portfolio was 27.8%. Our business strategy is to grow profitably while increasing the size of our loan portfolio.

Our loan portfolio has one segment with the highest level of risk: consumer loans. As of December 31, 2014, the risk index (ratio of allowance for loans losses over total loans) of this segment was 2.0% while other segments of our loan portfolio such as mortgage loans or commercial loans had lower risk indexes of 0.3% and 1.0%, respectively.

Our consumer loan portfolio may experience loan losses due to the absence of collateral in respect of unsecured loans, insufficient collateral in collateralized loans, and risks relating to the circumstances of individual borrowers, including unemployment or death of our consumer borrowers.

Our consumer loans have increased during 2014 in terms of aggregate amount, but, as a result of an overall increase of our total loan portfolio, have remained consistent as a percentage of our total loan portfolio in the same period. As of December 31, 2014, consumer loans represented 12.2% of our total loan portfolio compared to 12.6% in 2013.

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

Our loan portfolio may not continue to grow at the same or similar rate

Past performance of our loan portfolio may not be indicative of future performance. There can be no assurance that in the future our loan portfolio will continue to grow at the same or similar rates as the growth rate that we historically experienced, particularly in light of the growth attributable to (i) our acquisition of 91.9% equity interest in CorpBanca Colombia in May 2012, or the Banco Santander Colombia Acquisition, and (ii) our acquisition of a 87.4% equity interest in Helm Bank in August 2013, or the Helm Bank Acquisition, or, together with the Banco Santander Colombia Acquisition, the Colombia Acquisitions. A reversal of the rate of growth of the Chilean or Colombian economy, a slowdown in the growth of customer demand, an increase in market competition or changes in governmental regulations could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. Economic turmoil could also materially and adversely affect the liquidity, businesses and financial condition of our customers, including a general decline in consumer spending and a rise in unemployment, which in turn could lead to decreased demand for borrowings in general.

Our allowances for loan losses may not be adequate to cover the future actual losses to our loan portfolio

As of December 31, 2014, our allowance for loan losses was Ch$137,605 million (excluding allowances for loan losses on loans and receivable to banks), and the risk index was 1.0%. The amount of allowance for loan losses is based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our customers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s and Colombia’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. Many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses require recalibration, which may lead to increased provision for loan losses. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, if the quality of our loan portfolio deteriorates or if the future actual losses exceed our estimates, our allowance for loan losses may not be adequate to cover actual losses and we may need to make additional allowances for loan losses, which may materially and adversely affect our results of operations and financial condition. We believe our allowance for loan losses is adequate as of the date hereof for all known losses.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected

As of December 31, 2014, our past due loans were Ch$82,650 million, which resulted in a past due loans to total loans ratio of 0.6%. As of December 31, 2014, our non-performing loans were Ch$180,536 million, which resulted in a non-performing to total loans ratio of 1.3%. We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency. Failure of credit risk management policies may result in an increase in the level of non-performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control, such as the macroeconomic factors affecting the Chilean or Colombian economies. If such deterioration were to occur, it could materially adversely affect our financial conditions and results of operations.

Our exposure to individuals and small-to-medium-sized companies could lead to higher levels of past due loans and subsequent loan losses

The quality of our portfolio of loans to individuals and small-to-medium-sized enterprises, or SMEs, is dependent to a significant extent on prevailing economic conditions in Chile and Colombia. SMEs and lower-middle to middle income individuals are more likely to be more severely affected by adverse developments in the Chilean and Colombian economies than large corporations and higher income individuals. As a result, lending to SMEs and lower-middle to middle income individuals represents a relatively higher degree of risk than lending to other market segments.

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

There are also certain provisions of Colombian Law No. 1,676 that may affect our rights to foreclose on or liquidate movable assets pledged in favor of our Colombian subsidiaries. Colombian Law No. 1,676, issued on August 20, 2013, and applicable as of February 21, 2014, created a new registry for liens over movable assets. Creditors registering liens are granted priority based on the date of registration of the liens in the new registry. This “first in time, first in right” rule also applies to those liens granted before the enactment of the law. We have been registering liens granted in our favor prior to February 21, 2014, however, there is a risk that after August 20, 2014 (the date on which the six months term granted by Law 1,676 of 2013 to re-register liens in the new registry expired), third parties with conflicting liens may also seek to obtain registration over the same assets, in which case the first party to register a lien will have priority over any subsequent lien holder. In addition, given the recent enactment of this law, there is uncertainty as to how the law will be interpreted and applied, including how movable assets underlying the securities will be valued by the registry.

We may be unable to meet requirements relating to capital adequacy

Chilean banks are required by the Chilean General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required allowance for loan losses and deductions, and basic capital of at least 3% of total assets, net of required allowance for loan losses. For the purposes of maintaining a high solvency classification from the SBIF and continued compliance with the SBIF’s capital requirements on us, our intention is to have the highest classification from the SBIF. As of December 31, 2014, the ratio of our Bank for International Settlements, or BIS, capital-weighted assets ratio was 12.39%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

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

As provided in article 68 of the Chilean General Banking Law, if we fail at any time to meet the legal requirements relating to the maintenance of regulatory capital (which is comprised of effective net worth and basic capital, as both concepts are defined in article 66 of the Chilean General Banking Law and Chapter 12-1 of the Regulations of the SBIF), we would have to comply with such legal requirements within a period of sixty days. For each day we fail to comply with such legal requirements, we may be subject to a daily penalty equal to one thousandth of the deficit of the effective net worth or basic capital, as the case may be.

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

Technical Capital for the purposes of the regulations consists of the sum of Tier One Capital (basic capital) and Tier Two Capital (additional capital), collectively, Technical Capital. As of December 31, 2014, the consolidated ratio for our Colombian operations (calculated as BIS capital to risk-weighted assets) was 12.96%. Certain developments could affect the ability of our Colombian operations to continue to satisfy the current capital adequacy requirements applicable to each, including:

•	the increase of risk-weighted assets as a result of the expansion of our Colombian operations business;

•	the failure to increase CorpBanca Colombia’s capital;

•	losses resulting from a deterioration in CorpBanca Colombia’s asset quality;

•	declines in the value of CorpBanca Colombia’s available-for-sale investment portfolio;

•	goodwill and minority interest;

•	changes in accounting rules; and

•	changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in Colombia.

If our Colombian operations fail to comply with the capital adequacy requirements applicable to Colombian financial institutions, we may be subject to certain penalties and sanctions that are graduated depending on the level of compliance failure, and which may include an administrative take-over by the government with the purpose of administration or liquidation. As a result, our business, results of operations and financial condition may be materially and adversely affected.

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

In Chile and Colombia, the global economic recession in 2008 and 2009 caused an increase in unemployment, a decrease in consumer spending, a decrease in real estate prices and a general decline in economic activity. However, in recent years, these economies have been demonstrating sustained growth, despite a slowdown in 2014. The gross domestic product, or GDP of Chile, grew 5.6% in 2012, 4.1% in 2013 and 1.9% in 2014. The Colombian GDP grew 4% in 2012, 4.9% in 2013 and 4.6% in 2014.

As a result of loose monetary policy established by the major central banks around the world, interest rates have been stagnant at historically low levels. This interest rate environment has led international investors to search for yield in emerging markets economies, which has boosted emerging markets asset prices. The U.S. Federal Reserve is expected to enter a monetary policy tightening cycle, which we expect will result in increased global interest rates, which could reduce international investor’s interest in emerging market assets. In the event that global risk appetite deteriorates, this deterioration could have a spillover effect on emerging markets asset prices. A material reduction in asset prices in the markets in which we operate could increase funding costs or deposit rates, and could have a material adverse effect on our interest margins.

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

We also face competition from non-bank and non-finance competitors with respect to some of our credit products, such as credit cards, consumer loans, insurance brokerage, department stores, large supermarket chains and other financial intermediaries who are able to provide large companies with access to the capital markets as an alternative to bank loans and sell other financial products. Non-bank competition from large department stores has become increasingly significant in the consumer lending sector as many leading department store owners and operators offer consumer credit either alone or in conjunction with various financial institutions. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to loans and credit products, and from mutual funds, pension funds and insurance companies, with respect to savings products and mortgage loans. Banks continue to be the main suppliers of leasing, factoring and mutual funds in Chile, and the insurance sales business has seen rapid growth. Nevertheless, non-banking competition, especially department stores, are able to engage in some types of advertising and promotion in which, by virtue of Chilean banking rules and regulations, we are prohibited from engaging.

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

The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile and Colombia

In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the SBIF, Dicom (a privately owned company and Chilean nationwide credit data base), the Colombian Superintendency of Finance, DataCredito (a privately owned company) and CIFIN, a division of the Colombian Banking and Financial Entities Association (Asociación Bancaria y de Entidades Financieras de Colombia), and other sources. Due to limitations in the availability of information and the developing information infrastructure in Chile and Colombia, our assessment of the credit risks associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources, which may not be complete or accurate. As a result, our asset quality may be materially adversely affected.

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

Since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and a material adverse effect on our revenues

Time deposits and other term deposits are our primary sources of funding, which represented 43.5% of our liabilities as of December 31, 2014. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds, any money markets in which we operate will be able to maintain levels of funding without incurring higher funding costs or the liquidation of certain assets. If this were to happen, our business, results of operations and financial condition may be materially and adversely affected.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities

Government economic policies and any future changes in the value of the Chilean peso or the Colombian peso against the U.S. dollar could affect the dollar value of our securities, since the equity value of CorpBanca is hedged against our base currency Chilean peso. The Chilean peso and the Colombian peso have been subject to significant fluctuations in their value against the U.S. Dollar in the past and could be subject to similar fluctuations in the future. As of December 31, 2011, the Chilean peso depreciated against the U.S. dollar by 11% and the Colombian peso depreciated against the U.S. dollar by 1.5%, each as compared to December 31, 2010. As of December 31, 2012, the Chilean peso appreciated against the U.S. dollar by 7.7% and the Colombian peso appreciated against the U.S. dollar by 9%, each as compared to December 31, 2011. As of December 31, 2013, the Chilean peso depreciated against the U.S. dollar by 9.9% and the Colombian peso depreciated against the U.S. dollar by 8.9%, each as compared to December 31, 2012. As of December 31, 2014, the Chilean peso depreciated against the U.S. dollar by 15.0% and the Colombian peso depreciated against the U.S. dollar by 24.3%, each as compared to December 31, 2013.

Our results of operations may be affected by fluctuations in exchange rates between the Chilean peso, the Colombian peso and the U.S. dollar despite our internal policy and Chilean and Colombian regulations relating to the general avoidance of material exchange rate gaps. As of December 31, 2010, 2011, 2012, 2013 and 2014, the gap between foreign currency denominated assets and foreign currency denominated liabilities, excluding derivatives, was Ch$(444,175), Ch$(23,560) million, Ch$241,832 million, Ch$434,942 million and Ch$(26,191) million, respectively.

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

Our business in Colombia is dependent on a technology service agreement with Banco Santander, S.A.

We entered into a technology service agreement with Banco Santander, S.A. in connection with the Banco Santander Colombia Acquisition. The original term of the technology service agreement was to expire in June 2015; however, we exercised an option to extend the term of such agreement for an additional year term through June 2016. In connection with our exercise of the option to extend this agreement, we secured the right to an additional extension, and as such have the right to extend the term of this technology service agreement through June 2017. Our business in Colombia is dependent on the service and support of Banco Santander, S.A. provided to us pursuant to the technology service agreement. If Banco Santander, S.A. is unable to service and support our business in Colombia or if we are unable to integrate our information technology systems into our business in Colombia after the expiration of the technology service agreement, then such failure could materially and adversely affect our business, financial condition and results of operations.

Our inability to attract, develop or retain qualified employees, managers and executives could have a material adverse effect on our business, financial condition and results of operations

Our ability to maintain our competitive position and implement our growth strategy is dependent on our ability to attract, develop and retain qualified employees, managers and executives. Following the pending Itaú-CorpBanca Merger (as defined below), Itaú Unibanco and Inversiones Corpgroup Interhold Limitada (our holding company), together with certain affiliates of the latter, or, collectively, CorpGroup, are expected to sign a shareholders agreement to define the agreement of these parties with respect to certain matters related to corporate governance, dividend policy, transfer of shares and liquidity among others, or the Itaú-CorpBanca Shareholders Agreement. The Itaú-CorpBanca Shareholders Agreement provides that Itaú Unibanco and CorpGroup will collectively be entitled to appoint the majority of the members of our board of directors. Additionally, Itaú Unibanco will be able to appoint the chief executive officer, or CEO. Our success is also dependent on our ability to attract, train, develop and retain talented, diverse employees. We cannot assure you that we will be successful in attracting and retaining qualified personnel either before or after the Itaú-CorpBanca Merger. The loss of certain members of our senior management or our inability to retain and attract additional personnel could have a material adverse effect on our business, financial condition and results of operations.

A worsening of labor relations in Chile or Colombia could impact our business

As of December 31, 2014, on a consolidated basis we had 3,740 employees in Chile (including 26 at our New York Branch), of which 56% were unionized and 3,716 employees in Colombia, of which 17.7% were unionized. On August 1, 2014 we entered into a new collective bargaining agreement which provides for improved benefits for the employees and will be in force for a four year period. CorpBanca Colombia’s current labor agreement with its 15 unions in Colombia was subscribed on September 14, 2013 and expires on August 31, 2015. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally enjoyed good relations with our employees and their unions, but we cannot assure you that in the future a strengthening of cross-industry labor movements will not result in increased employee or labor costs that could materially and adversely affect our business, financial condition or results of operations.

On December 29, 2014, the Chilean government proposed a labor reform bill to the Chilean Congress, which intends to substantially modify rules applicable to collective bargaining, including our unionized Chilean employees. The principal proposals included in this bill are to (1) prohibit employers, including us, from hiring replacement employees in the event of a worker strike affecting the business, and (2) ensure a minimum level of benefits. Additionally, the bill prohibits the workers from negotiating and entering into collective bargaining agreements directly with employers outside of established unions. Instead, workers will be required to organize collective bargaining efforts through established union. The bill is expected to be enacted as law during the second half of 2015, in which case it will become effectively a year after its publication in the Official Gazette. If this bill becomes law, the effects of any strike or collective bargaining efforts by our employees in Chile could have a negative impact on our business, financial condition or results of operations.

We may experience operational problems or errors

We are exposed to many types of operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper authorizations, failure to properly document transactions, equipment failures and errors by employees. Although we maintain a system of operational controls, there can be no assurances that operational problems or errors will not occur and that their occurrence will not have a material adverse effect on our business, financial condition and results of operations.

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

Historically, Chilean banks have not paid interest on amounts deposited in checking accounts. However, since June 1, 2002, the Central Bank of Chile has allowed banks to pay interest on checking accounts. We have begun to pay interest on some checking accounts under certain conditions. If competition or other factors lead us to pay higher interest rates on checking accounts, to relax the conditions under which we pay interest or to increase the number of checking accounts on which we pay interest, such a change could have a material adverse effect on our business, financial condition and results of operations.

CorpBanca must maintain a capital adequacy index of at least 10% calculated pursuant to the guidelines issued by the Superintendency of Banks and Financial Institutions. This index must be complied with both on the closing date of an acquisition, as well as for at least a year thereafter. In line with the future adoption of Basel III regulations in Chile, the SBIF has maintained a proposal to increase the minimum effective BIS capital adequacy ratio from the current 8% to 10.5%. This change requires an amendment to the Chilean General Banking Law by Congress, and when adopted, could require us to inject additional capital in our business in the future. The SBIF has not issued any timetable for adoption of Basel III but has issued guidance to Chilean banks regarding the adoption of Basel III for 2019. Although we have not failed in the past to comply with our capital maintenance obligations, there can be no assurance that we will not do so in the future.

As a result of the 2008 global financial crisis, there has been an increase in government regulation of the financial services industry in many countries. Such regulation may also be increased in Chile, including the imposition of higher capital requirements, heightened disclosure standards and restrictions on certain types of transaction structures. In addition, numerous novel regulatory proposals have been discussed or proposed. If enacted, new regulations could require us to inject further capital into our business, restrict the type or volume of transactions we enter into, or set limits on or require the modification of rates or fees that we charge on certain loans or other products, any of which could lower the return on our investments, assets and equity. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities.

Banking regulations in Colombia may restrict our Colombian operations and adversely affect our financial condition and results of operations

Our Colombian operations are subject to regulation by the Central Bank of Colombia, the Colombian Ministry of Finance, or Colombian Ministry of Finance, the Colombian Superintendency of Finance, the Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio), or SIC, and the Self-Regulatory Organization (Autorregulador del Mercado de Valores-AMV), or the SRO.

Colombian regulation has evolved from an absolute separation of financial activities between different and separate entities (adopted back in the 1980’s) to an intermediate scheme of multibanking approach, This new scheme was introduced by Law No. 1,328 of 2009, known as the Financial Reform. Pursuant to Article 7 of the Financial Organic Statute (Estatuto Orgánico del Sistema Financiero as amended by the above-mentioned law), Colombian banks may engage in the commercial banking business and in certain businesses in addition to traditional commercial banking, including leasing activities.

There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including our operations in Colombia.

Capital adequacy requirements for Colombian financial institutions could require us to inject further capital into our Colombian operations, or to capitalize dividends, or restrict the type or volume of transactions we enter into, which may lower the return of our investments, assets and equity. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities.

Although the Colombian government has since 2009 enacted laws purporting to provide for convergence of Colombian accounting principles with IFRS, current regulations continue to differ in certain respects from IFRS. As of January 1, 2015, financial institutions and other supervised entities were required to switch to these Colombian adapted IFRS standard, or Colombian IFRS. Therefore, in 2014 we prepared financial statements based on both current Colombian GAAP and on Colombian IFRS for comparative purposes in the future. Such switch to Colombian IFRS may adversely impact our capacity to distribute dividends and the profits of our Colombian operations.

As a result of the 2008 global financial crisis and worldwide trends, there has been an increase in government regulation of the financial services industry in many countries. Such regulation may also be increased in Colombia, including the imposition of higher capital requirements, heightened disclosure standards and restrictions on certain types of transaction structures. In addition, numerous novel regulatory proposals have been discussed or proposed. If enacted, new regulations could require us to inject further capital into our business in Colombia, restrict the type or volume of transactions we enter into, or set limits on or require the modification of rates or fees that we charge on certain loans or other products, any of which could lower the return on our investments, assets and equity. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities.

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

Failure to protect personal information could materially adversely affect our business, financial condition and results of operations

                We manage and hold confidential personal information of customers in the conduct of our banking operations, and offer various internet-based services to our clients, including online banking services. We could be liable for breaches of security in our online banking services, including cybersecurity breaches. The secure transmission of confidential information over the Internet is essential to maintain our clients’ confidence in our online services. In certain cases, we are responsible for protecting customers’ proprietary information as well as their accounts with us. We have security measures and processes in place to defend against these cybersecurity risks but these cyber attacks are rapidly evolving (including computer viruses, malicious code, phishing or other information security breaches), and we may not be able to anticipate or prevent all such attacks, which could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our customers’ confidential, proprietary and other information. Individuals may also seek to intentionally disrupt our online banking services or compromise the confidentiality of customer information with criminal intent. Although we have procedures and controls to safeguard personal information in our possession, as well as systems and processes that are designed to recognize and assist in preventing security breaches, failure to protect against or mitigate breaches of security or other unauthorized disclosures could constitute a breach of privacy or other laws, subject us to legal actions and administrative sanctions as well as damages, adversely affect our ability to offer and grow our online services, result in the loss of customer relationships, negatively impact our reputation, and have an adverse effect on our business, results of operations and financial condition.

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

Exposure to government debt could have an adverse effect on our business, financial condition and results of operations

We invest in debt securities issued by the Chilean and Colombian governments, the Central Bank of Chile and the Chilean Ministry of Finance that, for the most part, are short-term and highly liquid instruments. As of December 31, 2014, 2.7% of our total assets comprised of securities issued by the Chilean government and 4.8% of our total assets comprised securities issued by foreign governments, mostly by the Colombian government. If the Chilean or Colombian governments default on the timely payment of such securities, our business, financial condition and results of operations may be adversely affected.

A further downgrade of CorpBanca’s counterparty credit rating by international or domestic credit rating agencies could materially and adversely affect our debt credit rating for domestic and international debt, our business, our future financial performance, stockholders’ equity and the value of our securities

On August 23, 2013, following the Helm Bank Acquisition, Standard and Poor’s Ratings Services, or Standard and Poor’s, downgraded CorpBanca’s long-term issuer credit rating from BBB+ to BBB. On December 6, 2013, Moody’s Investors Service, or Moody’s, downgraded CorpBanca’s global, local and foreign currency deposit and debt ratings to Baa3 from Baa2, following placement by Moody’s on review for downgrade on August 30, 2013 in connection with our association with our affiliate, SMU S.A., or SMU. Following the announcement of the Itaú-CorpBanca Merger, Standard & Poor´s placed CorpBanca BBB/A-2 ratings on CreditWatch Developing and Moody’s changed our rating review direction to ‘possible upgrade’, from ‘review for downgrade’, on our long and short term ratings, on January 14 and January 31, 2014, respectively. On August 29, 2014 and on March 31, 2015, Standard and Poor’s and Moody’s, respectively, confirmed the aforementioned ratings.

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

Mismatches in the maturity of our loan portfolio and our funding sources as well as exchange rate fluctuations related to our funding sources could materially adversely affect our business, financial condition and results of operations and our capacity to expand our loan business

We are exposed to maturity mismatches between our loans and sources of funding. The majority of our loan portfolio consists of fixed interest rate loans, and the yield from our loans depends on our ability to balance our cost of funding with the interest rates we charge to our borrowers. An increase in market interest rates in Chile or Colombia could increase our cost of funding, especially the cost of time deposits, and could reduce the spread we earn on our loans, materially adversely affecting our business, financial condition and results of operations.

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

We are subject to financial and operational risks associated with derivative transactions

We enter into derivative transactions primarily to deliver services to our clients, for hedging purposes and, on a limited basis, for trading purposes. These transactions are subject to market, liquidity, counterparty (the risk of insolvency or other inability of a counterparty to perform its obligations to us) and operational risks.

Market practices and documentation for derivative transactions in Chile and Colombia may differ from those in other countries. For example, documentation may not incorporate terms and conditions of derivatives transactions as commonly understood in other countries. In addition, the execution and performance of these transactions depends on our ability to develop adequate control and administration systems and to hire and retain qualified personnel. Moreover, our ability to monitor and analyze these transactions depends on our information technology systems. These factors may further increase risks associated with derivative transactions and, if they are not adequately controlled, could materially and adversely affect our results of operations and financial condition.

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

The occurrence of natural disasters in the regions where we operate could impair our ability to conduct business effectively and could adversely affect our results of operations

We are exposed to the risk of natural disasters such as earthquakes or tsunamis as well as floods, mudslides and volcanic eruptions in the regions where we operate. In the event of a natural disaster, unanticipated problems with our disaster recovery systems could have a material adverse impact on our ability to conduct business in the affected region, particularly if those problems affect our computer-based data processing, transmission, storage and retrieval systems and destroy valuable data. In addition, if a significant number of our local employees and managers were unavailable in the event of a disaster, our ability to effectively conduct business could be severely compromised. A natural disaster, such as the earthquake and tsunami that affected Chile in 2010, could damage some of our branches and automated teller machines, or ATMs, forcing us to close damaged facilities or locations, increased recovery costs as well as cause economic harm to our clients. A natural disaster or multiple catastrophic events could have a material adverse effect on local businesses in the affected region and could result in substantial volatility or adverse harm in our business, financial condition and results of operations for any fiscal quarter or year.

Future economic conditions may make it more difficult for us to continue funding our business on favorable terms

Historically, one of our principal sources of funds has been time deposits. Time deposits and other term deposits represented 56.1%, 59%, 61.4%, 46.6% and 43.5% of our total liabilities as of December 31, 2010, 2011, 2012, 2013 and 2014, respectively. Large-denominations in time deposits from institutional investors may, under some circumstances, be a less stable source of funding than savings and bonds, such as during periods of significant changes in market interest rates for these types of deposit products and any resulting increased competition for such funds.

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

RISKS RELATING TO CHILE, COLOMBIA AND OTHER COUNTRIES IN WHICH WE OPERATE

The banking regulatory and capital markets environment in Chile and Colombia is continually evolving and may change

Changes in banking regulations may materially and adversely affect our business, financial condition and results of operations. Chilean laws, regulations, policies and interpretations of laws relating to the financial system are continually evolving and changing. In 2007, new regulations governing the Chilean capital markets, called Reforma al Mercado de Capitales II, or MK2, were approved. These regulations, among other things, modified certain provisions set forth in Chilean General Banking Law. Under new legislation, the limit on the amount that a bank is allowed to grant as an unsecured loan to a single individual or entity was increased to 10% of its regulatory capital (and up to 30% of its regulatory capital if any loans granted in excess of the 10% are secured by certain collateral). Previously, these limits were set at 5% and 2.5%, respectively. This limit is set at 5% for certain persons related to the bank (or 25% if loans in excess of 5% are secured by certain collateral). Although any such increase may increase our lending activity, it may also increase the risks associated with the growth of our loan portfolio and increase competition as the number of banks that can compete in the corporate banking sector increases.

In June 2010, additional regulations governing the Chilean capital markets, called Reforma al Mercado de Capitales III, or MK3, were approved. MK3, among other things, allows non-Chilean banks with representative offices in Chile to directly promote the credit products and services of their parent companies. Previously, these representative offices could only act as intermediaries between their parent companies and local companies. This change has increased competition by increasing the number of banks that can compete directly in Chile.

In December 2011, the Chilean Consumer Protection Act (Ley de Derechos de los Consumidores) was amended to include provisions applicable to financial products and services. Pursuant to this amendment, any agreement for financial products or services between a bank and a customer must expressly provide for certain customer rights and protections, including but not limited to (i) a detailed breakdown of all direct and indirect charges, fees, costs and tariffs that form part of the price of the relevant product or service, including any such charges, fees, costs and tariffs that are part of other products or services simultaneously contracted; (ii) the events of default that may trigger a bank’s right of early termination, a reasonable cure period and the manner by which consumers are to be informed of any such early termination; and (iii) a customer’s right of early termination in its sole and absolute discretion (subject to such customer’s payment in full all of its obligations under the agreement, including any costs arising from such early termination). In addition, the amendment sets forth certain additional customer rights and protections, including, but not limited to, the right to (1) receive information about the total cost of any financial product or service, (2) be informed of the bank’s reasons for rejecting a customer application for a financial product or service and (3) be informed of any non-discretionary conditions to which a customer’s access to a particular financial product or services are subject. This amendment, also established a new dispute resolution mechanism, which provides for both mediation and arbitration. In addition, in March 2012, a bill aimed at giving additional enforcement powers to the SERNAC (Chile’s Consumer Protection Agency) regarding financial services became effective giving SERNAC further powers to supervise and regulate bank products and services. This amendment has also resulted in additional scrutiny regarding prices and contracts for financial products and services, making it more difficult to raise prices and increasing competition among bank and non-bank competitors. The Consumer Protection Act has had an adverse effect on the Chilean finance industry, particularly the banking industry as a consequence of the loss of flexibility in the determination of price and product distribution strategies in the retail banking segment.

In February 2012, Law No. 20,575 (Ley DICOM) was enacted in Chile to restrict the use of private and personal economic, financial, banking and commercial information of customers supplementing Law No. 19,628 on Protection of Privacy.

In December 2013, Law No. 20,715, the Loan Debtors Protection Act, or the Loan Debtors Protection Act, was enacted in Chile. This new law, among other things, lowered the maximum legal interest rate that can be imposed in general loans valued at over UF 200, and established different loans segments, depending on the amount of the loan, its maturity, currency denomination and inflation adjustability. Each loan segment has a different maximum legal interest rate. The Loan Debtors Protection Act also limited the amounts creditors may charge for collections costs.

Colombian laws, regulations, policies and interpretations of laws relating to the financial system are also continually evolving and changing. In 2013, a new regulation regarding liens over movable assets was enacted (Colombian Law No. 1,676) in Colombia which may affect our rights to foreclose on or liquidate movable assets pledged in favor of our Colombian subsidiaries. This new law created a new registry for liens over movable assets. Creditors registering liens are granted priority based on the date of registration of the liens in the new registry. This “first in time, first in right” rule also applies to those liens granted before the enactment of the law. We are currently registering liens granted in our favor prior to the enactment of this law, however, there is a risk that third parties with conflicting liens may also try to obtain registration over the same assets, in which case the first party to register a lien will have priority over any others. In addition, given the recent enactment of this law, there is uncertainty as to how the law will be interpreted and applied, including how movable assets underlying the securities will be valued by the registry.

In October 2014, the Colombian Congress passed Law No. 1,735 of 2014 to promote financial inclusion and increase penetration of the banking sector. The Law created a new type of financial entity called the Specialized Electronic Deposit and Payment Institutions (Sociedades Especializadas en Depósitos y Pagos Electrónicos) as a new deposit-taking entity form that can be incorporated by a natural person, postal service offices and/or mobile network operator or another non-bank company. The

Specialized Electronic Deposit and Payment Institutions are regulated financial services providers subject to financial regulation and supervision. The only activities these entities are authorized to perform are remote cash-in and cash-out deposit operations, the allocation of customers’ funds in electronic deposit accounts and the offering of transactional services such as remittances, transfers, and payments. This change increases the potential source of competition in Colombia and may impart our ability to acquire new customers or retain existing customers.

Any of the regulatory changes listed above could have an adverse effect on our operations in Chile or Colombia respectively.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States

As a regulated financial institution, we are required to submit to the SBIF unaudited consolidated and unconsolidated balance sheets and income statements, excluding any related footnote disclosure, on a monthly basis. As of January 2008, the statements have to be prepared in accordance with Circular No. 3,410 “Compendium of Accounting Standards”, or the Compendium, and the rules of the SBIF. The SBIF also makes summary financial information available the first Thursday of the subsequent month after each monthly closing. Although Chilean banks are required to apply IFRS as issued by the IASB as of January 1, 2009, certain exceptions introduced by the SBIF prevent banks from achieving full convergence, for example loan loss provisions, assets received in lieu of payment among others. In those situations which are not addressed by the guidance issued by the SBIF, institutions must follow the generally accepted accounting principles issued by the Association of Chilean Accountants, which coincide with IFRS as issued by the IASB. However, our consolidated annual financial statements as of and for the three years ended December 31, 2014 have been prepared in accordance with IFRS in order to comply with SEC requirements.

Our consolidated financial statements as of and for the year ended December 31, 2012 incorporate the financial statements of CorpBanca, its subsidiaries (except Helm Bank) and the New York Branch. Our consolidated financial statements as of and for the year ended December 31, 2013 incorporate the financial statements of CorpBanca, all of its subsidiaries and the New York Branch. Our consolidated financial statements as of and for the year ended December 31, 2014 incorporate the financial statements of CorpBanca, all of its subsidiaries and the New York Branch. Our consolidated financial statements include the necessary adjustments and reclassifications to the incorporated financial statements of each of CorpBanca’s subsidiaries and the New York Branch to bring their accounting policies and valuation criteria into line with those applied by the Bank, in accordance with IFRS-IASB.

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

The legal restrictions on the exposure of Chilean pension funds may adversely affect our access to funding

Chilean regulations impose restrictions on the share of assets that a Chilean pension fund management company (Administradora de Fondos de Pensiones, or AFP) may allocate: (i) per fund (considering all sub-funds within an AFP (A, B, C, D or E)), to deposits in checking accounts and term deposit accounts and in debt securities issued by a single banking institution (or guaranteed by such bank). These investments must not exceed the value of a multiple set forth by the Central Bank of Chile, which shall fluctuate between 0.5 and 1.5 multiplied by such bank’s equity (patrimonio) (1.0 as of December 31, 2013); (ii) per type of sub-

fund, to shares, deposits, derivatives and debt securities of a single banking institution (or guaranteed by such bank); investments which must not exceed 9% of the value of the relevant sub-fund; and (iii) per fund (considering all sub-funds), to shares issued by a single banking institution, investments not exceeding 2.5% of the value of such banking institution’s subscribed shares with a maximum limit equal to 2.5% of the value of each with respect to banks in which a shareholder owns directly or indirectly more than 50% and less than 65% of its voting capital. Additionally, each fund managed by an AFP is permitted to make deposits with a bank for an amount not to exceed the equivalent of such bank’s equity. If the exposure of a pension fund managed by an AFP to a single bank exceeds such limit for investments in securities, the AFP for such pension fund is required to reduce the fund’s exposure below the limit within three years.

As of December 31, 2014, the aggregate exposure of AFPs to us was Ch$861,605 million or 0.87% of their total assets. If the exposure of any AFP to us exceeds the regulatory limit, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our business, financial condition and results of operations.

Pension funds must also comply with other investment limits. In 2007, MK2 was approved, relaxing the limits on making investments abroad in order to permit pension funds to further diversify their investment portfolios. As of December 31, 2014, the maximum limit on making certain types of investments abroad was 80% (per fund, with different limits per each sub-fund). As a result, pension funds may change the composition of their portfolios, including reducing their deposits with local banks. As of December 31, 2014, 3.9% of our time deposits were from AFPs. Although the legislation referred to above is intended to promote a gradual relaxation of the investment limits, and we may be able to substitute the reduced institutional funds with retail deposits, there can be no assurance that this occurrence will not have a materially adverse impact on our business, financial condition and results of operations.

Increased regulation of the financial services industry in Chile or Colombia could increase our costs and result in lower profits

As a result of the 2008 financial crisis, there has been an increase in government regulation of the financial services industry in many countries. Such regulation may also be increased in Chile or Colombia including the imposition of higher capital requirements, heightened disclosure standards and restrictions on certain types of transaction structures. In addition, novel regulatory proposals are abound in the current environment. If enacted, new regulations could require us to inject further capital into our business as well as in businesses we acquire, restrict the type or volume of transactions we enter into, or set limits on or require the modification of rates or fees that we charge on certain loans or other products, any of which could lower the return on our investments, assets and equity. Although we currently comply with the minimum regulatory capital ratio required under the Chilean or Colombian banking regulations, no assurance can be given that in the future we will not need to inject additional capital into our business if such regulation is amended. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities.

Our results of operations are affected by interest rate volatility

Our results of operations depend to a great extent on our net interest income. In 2012, 2013 and 2014, our ratio of net interest income to total operating income was 57.5%, 65.1% and 63.6%, respectively. Changes in market interest rates in Chile or Colombia could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities leading to a reduction in our net interest income. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank of Chile and Colombia, deregulation of the financial sector in Chile and Colombia, domestic and international economic and political conditions and other factors. Yields on the Chilean government’s 90-day benchmark rate reached a high of 5.2% and a low of 4.8% in 2012, a high of 5.1% and a low of 4.8% in 2013 and a high of 4.5% and a low of 3.7% in 2014. On the other hand, the Colombian government does not issue short-term bonds of 30, 60 or 90 days as the Chilean government does. Instead, every month a committee of the Central Bank of Colombia determines the benchmark rate in order to achieve a specific goal of inflation. Yields on the Colombian benchmark rate reached a high of 5.25% and a low of 4.25% for 2012, a high of 4.0% and a low of 3.25% for 2013 and a high of 4.5% and a low of 3.25% for 2014. As of December 31, 2012, 2013 and 2014, we had Ch$1,112,435 million, Ch$889,087 million and Ch$1,156,896 million, respectively, in financial investments available-for-sale. In the current global economic climate, there is a greater degree of uncertainty and unpredictability in the policy decisions and the setting of interest rates by the Central Bank of Chile and Central Bank of Colombia and, as a result, any volatility in interest rates could adversely affect us, including our future financial performance and the market value of our securities.

Future increases in the corporate tax rate in Chile or additional modifications to the Chilean tax system to finance future social reforms may have a material adverse effect on us.

On September 29, 2014, Law No. 20,780, or the Tax Reform, was published in the Chilean Official Gazette, introducing the most significant amendments to the Chilean tax system over the last 30 years and strengthening the powers of the Chilean IRS to control and prevent tax avoidance. One of the main purposes of this reform was to finance major educational reforms under discussion in the Chilean Congress.

One of the most important changes introduced by the Tax Reform is the creation of two separate taxation systems in the Income Tax Law: (i) the attributed income system or (ii) the partially integrated system. This law also called for a gradual increase in the corporate income tax rate from 20% in 2013 to:

Years	2014	2015	2016
Rates	21%	22.5%	24%

Beginning in 2017, the applicable tax rate will depend on the tax system chosen. Taxpayers choosing the Attributed Income system will have a final rate of 25% while those choosing the partially-integrated system will have a transitory rate of 25.5% in 2017 and a final rate of 27% in 2018 and beyond.

•	Attributed income system: At the shareholder level, a 35% withholding tax would apply on an “attributed basis” from year 2017. As a result, any non-Chilean resident shareholder would be required to pay a 35% withholding tax while Chilean resident shareholders would be required to pay the progressive Impuesto Global Complementario (Complementary Global Tax), with rates ranging between 0% and 35%, regardless of whether the Chilean company makes a profit distribution or dividend payment. Shareholders would be able to credit the corporate tax already paid by the company against the withholding tax or the progressive complementary income tax. The actual income distribution to the shareholders would not be taxable.

•	Partially integrated system: When the income is actually withdrawn from a company, non-Chilean resident shareholders would be subject to a 35% withholding tax, while Chilean resident shareholders would be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 35%, against which only a 65% of the corporate tax will be allowed to be used as a credit against the withholding tax or the Complementary Global Tax; provided that, the deduction available to shareholders resident in a country with which Chile has an agreed tax treaty would be 100%.

Foreign source income obtained by taxpayers domiciled or resident in Chile is generally subject to taxes in Chile on a cash basis. However, in the case of branches or other permanent establishments located abroad, both accrual and received income are considered in Chile for tax purposes. Also, taxpayers who obtain passive income from foreign companies, in which they have control, as defined by the law, will have to pay taxes on accrual and cash basis, for the passive income accrued or perceived by those controlled entities.

Bonds and other debt instruments issued in Chile by Chilean companies are deemed to be located in Chile for capital gains purposes. However, bonds issued outside of Chile by Chilean companies are not deemed located in Chile for capital gain purposes and, consequently, the sale of such bonds by a non-Chilean resident in not subject to capital gains tax in Chile (according to section 11 of the Chilean Income Tax Law, it would be considered a foreign source income obtained by a non-Chilean resident).

The Tax Reform may have a material adverse effect on our business, financial condition and results of operations.

Colombian tax haven regulation could adversely affect our business and financial results

Decree 2193 of 2013 designates 44 jurisdictions as tax havens for Colombian tax purposes. It also excludes temporarily seven countries, including Panama, while the Colombian government negotiates tax information exchange agreements with each of them. In October 2014, Panama and Colombia signed a memorandum of understanding by which they agreed to execute a double taxation treaty. However, if Panama and Colombia fail to actually execute the contemplated double taxation treaty by September 20, 2015, Panama would be considered as a tax haven under Colombian tax regulations. As a result, the clients of our Colombian subsidiaries in Panama who are residents in such jurisdiction would be subject to the following regulations: (i) higher withholding tax rates including a higher withholding rates over financial yields derived from investments in the Colombian securities market, (ii) the Colombian transfer pricing regime and its reporting duties, (iii) an assumption for Colombian authorities of residency for the purposes of qualifying a conduct as abusive under tax regulations, (iv) the disallowance of payments made to residents or entities located in tax havens as costs or deductions, unless the respective withholding tax has been applied and (v) other additional information disclosure requirements.

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

According to data published by the Central Bank of Chile, the Chilean economy grew by 5.6% in 2012, 4.1% in 2013 and slowed to 1.9% in 2014.

According to data published by the Central Bank of Colombia, the Colombian economy grew by 4% in 2012, 4.9% in 2013 and 4.6% in 2014.

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

The following table shows the annual rate of inflation during the last five years as measured by changes in the Chilean and Colombian consumer price index, or CPI, and as reported by the: (i) Chilean National Institute of Statistics and (ii) Colombian National Administrative Department of Statistics:

Year	Chilean UF Variation(1)	Chilean Inflation (CPI)	Colombian Inflation (CPI)
	(in percentages)
2010	2.4	3.0	3.2
2011	3.9	4.4	3.7
2012	2.5	1.5	2.4
2013	2.1	3.0	1.9
2014	5.7	4.6	3.7

Source: Chilean National Institute of Statistics / Colombian National Administrative Department of Statistics.

(1)	The Unidad de Fomento is an inflation index currency unit. The only difference between the UF variation and the CPI is that UF Variation reflects the CPI with one month lag.

During 2010, GDP grew by 5.8% in Chile and grew by 4% in Colombia. In Chile, 2010 ended with 3% inflation, in part supported by additional government and private sector spending to finance the reconstruction work required to restore Chile’s productive capacity and financial aid to the areas affected by the 2010 earthquake and tsunami, and grew in Colombia, resulting in 3.2% inflation. During 2011, GDP grew by 6% and the inflation rate was 4.4% in Chile and GDP grew by 6.6% and the inflation rate was 3.7% in Colombia. During 2012, GDP grew by 5.6% and the inflation rate was 1.5% in Chile and GDP grew by 4% and the inflation rate was 2.4% in Colombia. During 2013, GDP grew by 4.1% and the inflation rate was 3.0% in Chile and GDP grew by 4.3% and the inflation rate was 1.9% in Colombia. During 2014, GDP grew by 1.9% and the inflation rate was 4.6% in Chile and GDP grew by 4.6% and the inflation rate was 3.7% in Colombia. In 2014 the Central Bank of Chile decreased the interbank rate from 4.5% to 3.0% so that the projected inflation could be placed in the 3.0% horizon targeted by the Central Bank of Chile. In Chile, the average interbank rate was 3.8% in 2014. In 2014 the Central Bank of Colombia increased the interbank rate from 3.25% to 4.5% and the average interbank rate was 3.88% in 2014. High levels of inflation or deflation in Chile or Colombia could adversely affect the Chilean or Colombian economies and have an adverse effect on our business, financial condition and results of operations.

We may be unsuccessful in addressing the challenges and risks presented by our operations in countries outside Chile or Colombia

We now operate a banking business in Colombia through CorpBanca Colombia and in Panamá through subsidiaries of CorpBanca Colombia. Our operations are focused on retail banking, as well as wholesale and commercial banking and providing financing and deposit services to small-to-medium-sized companies and individuals with medium-high income levels. CorpBanca Colombia provides a broad range of commercial and retail banking services to its customers, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla.

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

Colombia has experienced internal security issues that have had or could have in the future a negative effect on the Colombian economy

Colombia has experienced internal security issues, primarily due to the activities of guerrilla groups such as the FARC, paramilitary groups and drug cartels. In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. Despite the Colombian government’s “democratic security” program and ongoing peace conversations with FARC which have reduced guerrilla and criminal activity, particularly in the form of terrorism attacks, homicides, kidnappings and extortion, such activities persist in Colombia, and possible escalation of such activities and the effects associated with them have had and may have in the future a negative impact on the Colombian economy and on our operations in Colombia, including our customers, employees, results of operations and financial condition, and physical assets.

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

Venezuelan political events may affect CorpBanca Colombia’s operations

In February 2014, Venezuela experienced political unrest and demonstrations across the country that sparked a series of violent incidents that resulted in several deaths and numerous injuries. During April and May, 2014, anti-government demonstrations in Venezuela caused numerous injuries and protestors held demonstrations calling for new elections. These demonstrations in Venezuela resulted in some of the country’s worst political violence, historically, with numerous deaths and injuries, as well as destruction of property. It is unknown what effects any future demonstrations may have on Venezuela. Any future political unrest and demonstrations in Venezuela, may have an adverse effect in CorpBanca’s results of operations and financial condition.

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

Constitutional collective actions (acciones populares), class actions (acciones de grupo) and other similar legal actions in Colombia involving claims for significant monetary awards against financial institutions may have an adverse effect on our business and results of operations

Under the Colombian Constitution, individuals may initiate constitutional collective or class actions to protect their collective or class rights, respectively. In the past few years, Colombian financial institutions, including CorpBanca Colombia, have experienced a substantial increase in the aggregate number of these actions. The great majority of such actions have been related to fees, financial services and interest rates, and their outcome is uncertain. Pursuant to Law No. 1,425 of 2010, monetary awards for plaintiffs in constitutional collective actions (acciones populares) were eliminated as of January 1, 2011. Nevertheless, individuals continue to have the right to initiate constitutional or class actions against CorpBanca Colombia.

Future restrictions on interest rates or banking fees in Colombia could materially and adversely affect our profitability and financial results

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

Furthermore, pursuant to article 62 of Law No. 1,430 of 2010, the Colombian Congress granted the government power and authority to establish and define criteria and formulas applicable to the calculation of banking fees and charges and the authority to define maximum limits to banking fees and charges. On December 20, 2011, the Colombian Government used the authority granted by Law No. 1,430 of 2010 and established in Decree 4,809 of 2011 a cap on the fees banks can charge on withdrawals done from ATMs outside their own networks. Under Colombian regulation, banks are prohibited from charging prepayment penalties or fees on loans except when the outstanding amount of a loan is more than the equivalent of 880 monthly minimum wages, or SMMLV (approximately US$221,000). If the outstanding amount of a loan is more than the equivalent of 880 SMMLV, prepayment penalties or fees may be charged but only when expressly contemplated under the governing loan agreement. Further limits or regulations regarding banking fees, and uncertainties with respect thereto could have a negative effect on CorpBanca Colombia and our results of operations and financial condition.

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

Insolvency law in Chile and Colombia may limit our monetary collection and ability to enforce our rights

A new Insolvency Act was published in Chile in the Official Gazette on January 9, 2014 and came into effect on October 9, 2014. Under this new Insolvency Act, monetary collection and enforcement of rights by a creditor may face limitations such as those arising from the Insolvency Protection (as defined below) recognized by the act. For more information on these limitations please see “Item 4—Information on the Company—B. Business Overview—Recent Regulatory Developments in Chile”.

Colombian insolvency laws provide that creditors of an insolvent debtor in default are prohibited from initiating collection proceedings outside the bankruptcy or reorganization process of such debtor. In addition, all collection proceedings outstanding at the beginning of any bankruptcy or reorganization process of any insolvent debtor must be suspended and creditors are prevented from enforcing their rights against the collateral and other assets of the debtor until the reorganization has been agreed (in which case the collection proceeding is resolved within the reorganization agreement) or it is declared that no reorganization was agreed.

On June 12, 2012, the Colombian Congress enacted Law 1,564, which provides insolvency protection for non-merchant individuals. Pursuant to this insolvency regulation, once a non-merchant individual has ceased paying his or her debts, such individual can initiate a voluntary insolvency proceeding before a notary public or mediator to reach an agreement with its creditors. The terms of any agreement reached with a group (two or more) of creditors that represent more than 50% of the total amount of the claims will be mandatorily applicable to all relevant creditors. The law also provides for increased debtor protections, including an automatic stay for a maximum of 90 days. These legal limitations make it difficult to recover on defaulted loans, and as a result, may cause CorpBanca Colombia to enhance its credit requirements which would result in decreased lending to individuals by making it more expensive. In addition, increased difficulties in enforcing debt and other monetary obligations due to this insolvency law could have an adverse effect on CorpBanca Colombia and our results of operations and financial condition.

The Central Bank of Colombia may impose requirements on our (and other Colombian residents’) ability to obtain loans in foreign currency

The Central Bank of Colombia may impose certain mandatory deposit requirements in connection with foreign currency-denominated loans obtained by Colombian residents, including CorpBanca Colombia. Although no mandatory deposit requirement is currently in effect, a mandatory deposit requirement was set at 40% in 2008 after the Colombian peso appreciated against foreign currencies. We cannot predict or control future actions by the Central Bank of Colombia in respect of such deposit requirements, which may involve the establishment of a different mandatory deposit percentage. The use of such measures by the Central Bank of Colombia may be a disincentive for CorpBanca Colombia and our clients in Colombia to obtain loans denominated in a foreign currency.

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

CorpBanca Colombia also makes loans on the basis of guarantees from relatives, affiliates or associated persons of borrowers. To the extent that guarantors encounter financial difficulties due to economic conditions, personal or business circumstances, or otherwise, the ability of CorpBanca Colombia to enforce such guarantees may be impaired.

In addition, CorpBanca Colombia may face difficulties in enforcing their rights as a secured creditor against borrowers, collateral or guarantees. In particular, timing delays and procedural problems in realizing against collateral, as well as a debtor-protective judicial interpretations of the law, may make it difficult to foreclose on collateral, realize against guarantees or enforce judgments in CorpBanca Colombia’s favor, which could materially and adversely affect our results of operations and financial condition.

There are also certain provisions of Colombian Law No. 1,676 that may affect our rights to foreclose on or liquidate movable assets pledged in favor of our Colombian subsidiaries. Colombian Law No. 1,676, issued on August 20, 2013, and applicable as from February 21, 2014, created a new registry for liens over movable assets. Creditors registering liens are granted priority based on the date of registration of the liens in the new registry. This “first in time, first in right” rule also applies to those liens granted before the enactement of the law. We are currently registering liens granted in our favor prior to February 21, 2014, however, there is a risk that third parties with conflicting liens may also try to obtain registration over the same assets, in which case the first party to register a lien will have priority over any others. In addition, given the recent enactment of this law, there is uncertainty as to how the law will be interpreted and applied, including how movable assets underlying the securities will be valued by the registry.

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

Our Colombian operations face uncertainty regarding consumer protection laws

Law No. 1,328 of 2009, as amended by Law No. 1,748 of 2014, created a customer protection regime with respect to financial institutions. The financial reform law provides a bill of rights for consumers of financial services and products, including the right to receive clear, complete and reliable information about the services and products offered by financial institutions. The law and the decrees and regulations issued pursuant to it also contain specific obligations for financial institutions, including a duty to maintain a financial ombudsman in charge of consumer protection and procedures regulating the responsibilities and function of the ombudsman, a duty to create a financial consumer attention center pursuant to terms set by the Colombian Superintendency of Finance, an obligation to provide services and products under the same conditions offered to the general public, and a prohibition on the inclusion of predatory or abusive clauses in contracts with consumers. Any violation of this law or the decrees and regulations issued pursuant to this law by CorpBanca Colombia could result in monetary or administrative sanctions or restrictions on its operations.

RISKS RELATING TO OUR CONTINUING INTEGRATION OF HELM BANK

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

Integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us

We have engaged in a number of mergers and acquisitions in the past, including the Banco Santander Colombia Acquisition in 2012, the Helm Bank Acquisition in 2013, and may make further mergers and acquisitions in the future as part of our growth strategy. We believe that these transactions will contribute to our continued growth and competitiveness in the Chilean, Colombian, and international banking sectors.

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

Acquisitions and strategic partnerships may not perform in accordance with expectations, may fail to receive required regulatory approvals or may disrupt our operations and adversely affect our business financial condition and results of operations

A component of our strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy we have consummated (i) the Banco Santander Colombia Acquisition in 2012 and (ii) the Helm Bank Acquisition in 2013. Helm Bank was merged with and into CorpBanca Colombia on June 1, 2014. We will continue to consider additional strategic acquisitions and alliances from time to time, inside and outside of Chile and Colombia. Strategic acquisitions and alliances, including the Helm Bank Acquisition, could expose us to risks with which we have limited or no experience. Future acquisitions may also be subject to regulatory approval, which we may not receive, particularly in view of our increasing market share in the Colombian banking industry.

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

We may have problems successfully completing the implementation of a new information technology core banking system in Colombia

A key element of our expansion strategy consists in the acquisition of existing businesses and their integration into our business model and administration and management processes. During 2014, we continued the integration process of Helm Bank and its subsidiaries into our pre-existing operations and business model, including integration of back-office functions. An important step of this integration process is the implementation of a new information technology core banking system in Colombia, which we have been implementing since January 2014. If we are unable to successfully complete the implementation of this new information technology core banking system in Colombia, the integration process in Colombia could be adversely affected, which could adversely affect our financial condition, results of operations and liquidity.

RISKS RELATING TO THE PENDING ITAÚ-CORPBANCA MERGER

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

each of which could adversely affect their ability to maintain good relationships with its customers, suppliers, employees and other constituencies, or to achieve the anticipated benefits of the proposed Transactions, and could increase costs or reduce their earnings or otherwise adversely affect the business, financial condition, results of operations and/or prospects of the merged entity following the completion of the merger, Itaú CorpBanca, which we refer to herein as, and will be referred to following the completion of the merger as, Itaú-CorpBanca. Actual revenue synergies, cost savings, growth opportunities and efficiency and operational benefits resulting from the merger may be lower and may take CorpBanca longer than it currently expects.

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

Required Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met

The Transactions were subject to various customary regulatory approvals that must be obtained from certain bank and other governmental authorities in several jurisdictions prior to their consummation. As of the date of this annual report, we have secured all required regulatory approvals other than the approval of the SBIF, which remains outstanding. The SBIF may impose conditions on the granting of such approval. Such conditions or changes and the process of obtaining this regulatory approval could have the effect of delaying completion of the merger or of imposing additional costs or limitations on CorpBanca. The SBIF approval may not be received at any time, may not be received in a timely fashion, and may contain conditions on the completion of the merger. In addition, CorpBanca and Itaú Chile may elect not to consummate the Itaú-CorpBanca Merger if, in connection with such approval, the SBIF imposes any restriction, requirement or condition that would reasonably be expected to have a material adverse effect on either CorpBanca and its subsidiaries, taken as a whole, or Itaú Chile, Itaú Colombia and their subsidiaries, taken as a whole.

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

Certain actions by our principal shareholder may have an adverse effect on the future market value of our securities and may have interests that differ from those of our other shareholders

Our controlling shareholder is Corp Group Banking S.A., which in turn is controlled by Mr. Alvaro Saieh Bendeck. As of December 31, 2014, together with members of his family, Mr. Saieh Bendeck and his family had an indirect ownership of 75.6% of Corp Group Banking S.A. and 49.9% of CorpBanca’s outstanding common shares through such holding company and also through other investment companies such as Compañía Inmobiliaria y de Inversiones Saga SpA, or Saga, a company owned by Mr. Saieh Bendeck and his family.

Investors may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons

We are organized under the laws of Chile and our principal place of business (domicilio social) is in Santiago, Chile. Most of our directors, officers and controlling persons reside outside of the United States. In addition, all or a substantial portion of our assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the United States federal securities laws. Based on the opinion of our Chilean counsel, there is doubt as to the enforceability against such persons in Chile, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws. See “Service of Process and Enforcement of Civil Liabilities”.

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

Our common shares underlying the ADSs are listed and traded on the Santiago Stock Exchange and the Chilean Electronic Exchange, although the trading market for the common shares is small by international standards. As of December 31, 2014, we had 340,358,194,234 common shares. Although ADS holders are entitled to withdraw common shares underlying ADSs from the depositary at any time, the Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. As of December 31, 2014, our non-controlling shareholders held approximately 50.1% of our outstanding common shares. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market any common shares obtained upon withdrawal of such common shares from our ADR facility in the amount and at the price and time such holder desires, and could increase volatility of the price of the common shares in the form of ADSs.

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

Pursuant to Sections 1471 through 1474 of the Code and U.S. Treasury Regulations promulgated thereunder, a 30% withholding tax may be imposed on all or some of the payments on the ADSs or our common stock after December 31, 2016 to holders and non-U.S. financial institutions receiving payments on behalf of holders that, in each case, fail to comply with information reporting, certification and related requirements. This withholding tax, if it applies, could apply to any payment made with respect to the ADSs or our common stock, and ADSs or shares of our common stock held through a non-compliant institution may be subject to withholding even if the holder otherwise would not be subject to withholding. U.S. holders are urged to consult their tax advisers regarding the application of these rules to their ownership of the ADSs or our common stock. See Item 10. Additional Information—E. Taxation—U.S. federal income tax considerations”, for additional information related to these rules and their application to holders of ADSs or our common shares.

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

HISTORY

We are Chile’s oldest operating bank, incorporated as Banco de Concepción by Decree No. 180 of the Chilean Ministry of Finance on October 3, 1871, and legally began operations as a bank on October 16th of the same year. We were founded by a group of residents of the City of Concepción, Chile, led by Aníbal Pinto, who would later become President of Chile. In 1971, Banco de Concepción was transferred to a government agency, Corporación de Fomento de la Producción (the Chilean Corporation for the Development of Production, or CORFO). Also in 1971, Banco de Concepción acquired Banco Francés e Italiano in Chile, which provided for the expansion of Banco de Concepción into Santiago. In 1972 and 1975, the bank acquired Banco de Chillán and Banco de Valdivia, respectively. In November 1975, CORFO sold its shares of the bank to private business persons, who took control of the bank in 1976. In 1980, the name of the bank was changed to Banco Concepción. In 1983, control of Banco Concepción was assumed by the SBIF. The bank remained under the control of the SBIF through 1986, when it was acquired by Sociedad Nacional de Minería (the Chilean National Mining Society, or SONAMI). Under SONAMI’s control, Banco Concepción focused on providing financing to small- and medium-sized mining interests, increased its capital and sold a portion of its high-risk portfolio to the Central Bank of Chile. Investors led by Mr. Alvaro Saieh Bendeck purchased a majority interest of Banco Concepción from SONAMI in 1996. For over 20 years, Mr. Saieh Bendeck has directed the acquisition, creation and operation of a number of commercial banks, mutual fund companies, insurance companies and other financial entities in Chile and other parts of Latin America.

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

In June 2012, CorpBanca finalized the acquisition of a 91.9% interest in Banco Santander Colombia S.A (now CorpBanca Colombia), which gave CorpBanca control over CorpBanca Colombia’s 94.9% ownership stake in CorpBanca Investment Valores Colombia S.A., or CIVAL and CorpBanca Colombia’s 94.5% ownership stake in CorpBanca Investment Trust Colombia S.A., or CIT Colombia. In addition, in June 2012, CorpBanca acquired an additional 5.06% interest in CIVAL.

The participation of CorpBanca in CorpBanca Colombia was 66.39% as of December 31, 2013 as compared to 91.93% as of December 31, 2012 following a capital increase by CorpBanca Colombia in 2013 in which CorpBanca participated in a smaller proportion than the remaining shareholders. Finally, CorpBanca’s ownership stake in CorpBanca Colombia decreased to 66.28% in June 2014 after the merger of this subsidiary with Helm Bank.

On August 6, 2013 we acquired approximately 99.75% of the ordinary shares of Helm Bank (reflecting approximately 87.42% of the ordinary and preferred shares then issued by Helm Bank), a commercial and retail bank in Colombia, including its subsidiaries in Colombia, Panamá, and the Caymán Islands. In the fourth quarter of 2013, we initiated a tender offer to acquire the remaining equity interest in Helm Bank from the remaining minority shareholders. We completed this tender offer in January 2014, resulting in the acquisition by us of an aggregate amount of 99.78% of Helm Bank. On June 1, 2014, we completed the acquisition process of Helm Bank by merging Helm Bank with and into CorpBanca Colombia, with CorpBanca Colombia being the surviving entity. As we mentioned before, after this process, CorpBanca’s ownership in CorpBanca Colombia decreased to 66.28%.

On September 1, 2014, Helm Comisionista de Bolsa S.A. merged with and into CorpBanca Investment Valores Colombia S.A., with CorpBanca Investment Valores Colombia S.A. being the surviving company. Immediately upon consummation of the merger, CorpBanca Investment Valores Colombia S.A. assumed the Helm Comisionista de Bolsa S.A. name. The customers and product portfolio of both entities were maintained in the new merge entity.

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

Our loan portfolio (excluding loans to banks) has grown at a compounded annual growth rate in nominal terms of 27.8% between December 31, 2011 and December 31, 2014. As of December 31, 2014, according to the SBIF, we were the fourth largest private bank in Chile in terms of the overall size of our loan portfolio (11.3% market share on a consolidated basis and 7.4% market share on an unconsolidated basis only taking into account our operations in Chile, each as reported to the SBIF calculated under local regulatory and accounting principles). As of December 31, 2014, we had total assets of Ch$20,357,027 million, including total loans of Ch$14,029,875 million, total deposits of Ch$8,076,966 million, shareholders’ equity (excluding net income for the trailing twelve months and provision for mandatory dividend) of Ch$1,345,155 million and our return on average shareholders’ equity was 15.7% for the trailing twelve months. For the year ended December 31, 2014, we had net interest income of Ch$630,884 million and net income of Ch$273,701 million.

Our risk management strategy has enabled us to maintain what we believe are solid solvency ratios and risk indicators, notwithstanding recent high levels of volatility in the financial markets. As of December 31, 2014, we had a BIS capital-weighted assets ratio of 12.39% and allowance for loan losses to total loans of 1.0%. We have achieved an average annual return on equity of 14.9% between 2011 and 2014. As of December 31, 2014, we had 127 branches and 414 ATMs in Chile and 171 branches and 180 ATMs in Colombia.

The Pending Itaú-CorpBanca Merger

Pursuant to CorpBanca’s regionalization strategy, during 2013, CorpBanca conducted a process involving several Latin American and global banks as potential partners in order to explore a strategic alliance to further expand CorpBanca’s reach and capabilities. Consequently, after conducting a comprehensive and competitive process for identifying a merger partner, on January 29, 2014, we and our controlling shareholders entered into the Transaction Agreement with Itaú Chile and its parent entity, Itaú Unibanco, whereby we agreed to merge with Itaú Chile, or the Transaction Agreement. As part of that process, we retained two investment banks (Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co.) as financial advisors in connection with the merger transaction and with the purpose of conducting the process. We and our financial advisors contacted multiple well-known international and Chilean banks who were believed to potentially be interested in a merger. The goal of the process was to obtain the best transaction (in terms of value and certainty of closing) for us and all of our shareholders. After a thorough analysis by us and our financial advisors and Chilean and U.S. legal advisors of the indications of interest received from the different parties and discussions with certain of the parties, we concluded that Itaú Chile offered the best available transaction for us and all our shareholders.

The Itaú-CorpBanca Merger was subject to regulatory approvals from certain Brazilian, Colombian, Chilean, Panamanian and United States regulators and also subject to the approval of the shareholders of CorpBanca and Itaú Chile. As of the date of this annual report, we have received the required regulatory approvals from the Brazilian, Colombian, Panamanian and United States regulators. However, the Itaú-CorpBanca Merger remains subject to the receipt the of regulatory approval from the SBIF and the approval of the shareholders of CorpBanca and Itaú Chile. Assuming such approval is granted, and subject to customary closing conditions, Itaú Chile will merge with and into CorpBanca, with CorpBanca as the surviving entity. The name of the merged bank will be Itaú-CorpBanca. We expect the Itaú-CorpBanca Merger to close in the second half of 2015.

After the closing of the Itaú-CorpBanca Merger, Itaú Unibanco and our current controlling shareholders will beneficially own 33.58% and 33.13% of our outstanding common shares, respectively. Prior to the closing of the Itaú-CorpBanca Merger, Itaú Unibanco will inject US$652 million into Itaú Chile in a capital increase. In connection with the Transaction Agreement, our controlling shareholders have agreed that at the closing of the Itaú-CorpBanca Merger, they will enter into the Itaú-CorpBanca Shareholders Agreement, whereby Itaú Unibanco will control the merged bank, or Itaú-CorpBanca, after the consummation of the Itaú-CorpBanca Merger. For a description of the Itaú-CorpBanca Shareholders Agreement and the Transaction Agreement, see Item 10. Additional Information—C. Material Contracts.

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

The Itaú-CorpBanca Merger is expected to be beneficial to us and all of our shareholders for the following principal strategic reasons:

•	Itaú-CorpBanca would be the fourth largest private bank in Chile measured by total loans with a 12.6% market share (compared to the 7.4% market share we have on a stand-alone basis) as of December 31, 2014;

•	we and Itaú Chile have complementary segments, products and lines of business;

•	the combination of both banks would result in a merged bank with a solid capital base and improved funding profile;

•	the merger’s potential to generate significant synergies; and

•	the combination of our and Itaú Unibanco’s operations in Colombia would provide the merged bank with a strong framework to reach a stronger position in the Colombian market.

We believe that the Itaú-CorpBanca Merger represents a significant opportunity to generate synergies that we believe will translate into financial savings and cost reductions in various aspects of our business starting on the third anniversary of the closing of the merger. From a human resources perspective, we expect to capitalize on relevant synergies relating to the optimization of the merged bank’s organizational structures, which we estimate will result in pre-tax savings amounting to approximately US$55 million to US$67 million annually. Furthermore, we estimate that pre-tax savings associated with scalable IT systems will amount to approximately US$16 million to US$19 million annually and other savings derived from an enhanced branch network will be in the range of approximately US$8 million to US$10 million annually. Moreover, we expect reductions in administrative expenses and costs of services by service providers of both Itaú Chile and us in the range of US$15 million to US$18 million pre-tax annually.

In addition, we also expect significant improvements in our funding costs compared to the cost of funding we have today, as well as substantial revenue synergies (which were not considered in the cost synergies described above). Assuming fully phased-in pre-tax synergies of approximately US$100 million per year during the first three years after the consummation of the Itaú-CorpBanca Merger, and excluding one-time integration costs of approximately US$85 million pre tax to be incurred during those first three years, the transaction will be accretive from an earnings per share perspective for all our shareholders from the first year after the closing.

We also expect a significant improvement in the capital position of the merged bank. We will combine our current Tier I Capital of approximately US$2.9 billion with Itaú Chile’s US$1.8 billion (including US$652 million capital injection to be made prior to Closing), providing the merged bank with a considerably larger capital base to support further growth.

From a commercial and strategic perspective, the Itaú-CorpBanca Merger is expected to create a regional leader and constitute a unique opportunity for us to partner with a leading financial institution in the region. Itaú Unibanco is the largest private financial institution in Brazil and a premier franchise in Latin America, which will allow us to benefit from a strong market capitalization in our existing markets while enhancing opportunities for growth in other markets, by leveraging Itaú Unibanco’s global client relationships and enabling the merged bank to expand its banking products’ offering. The enhanced footprint that Itaú-CorpBanca will have in Chile and Colombia is also expected to provide greater scale and resources to grow and compete more effectively in those countries, consolidating our position as the fourth largest private bank in Chile measured by total loans with a combined market share of 12.6% as of December 31, 2014 (compared to the 7.4% market share that we had as of December 31, 2014, on an unconsolidated basis in Chile). In addition, this enhanced footprint will function as a platform to expand in the region, in particular into Peru and Central America.

CAPITAL EXPENDITURES

The following table reflects our capital expenditures in the years ended December 31, 2012, 2013 and 2014:

	For the Year Ended December 31,
	2012	2013	2014
	(in millions of Ch$)
Land and buildings	173	3,874	1,291
Machinery and equipment	3,335	2,908	7,729
Furniture and fixtures	2,162	2,894	5, 135
Vehicle	58	3	—
Other	17,767	24,686	13,038

Total	23,495	34,366	27,193

The Ch$7,173 million decrease in capital expenditure was mainly due to the decrease in intangibles (software and computer equipment acquisitions in Colombia and investments in IT projects in Chile, included under Other) in 2014. The reason for that decrease are the investments made the previous year in those intangibles which are non-recurring expenses.

Additionally, Capital divestitures resulted in a gain of Ch$415 million as of December 31, 2014 as compared to Ch$25,164 million in 2013, Ch$1,335 million in 2012 and Ch$17 million in 2011. The change between 2014 and 2013 results from our one-time sale, in the year ended December 31, 2013, of 31 real estate assets owned by CorpBanca in Chile, which comprised properties where CorpBanca’s branches operate. For further details relating to these results and related divestitures, see Notes 14 and 32 of our audited consolidated financial statements included herein.

B.	BUSINESS OVERVIEW

COMPETITIVE STRENGTHS

We believe that our current profitability and competitive advantages are the result of the following strengths:

Strong Market Position and Financial Performance

We believe that our strong position in the Chilean banking market has helped us achieve proportionately higher and more stable profits than our competitors. We are among the market leaders in Chile. According to the SBIF, as of December 31, 2014, we ranked fourth among private banks in total loans with 11.3% market share on a consolidated basis and 7.4% market share on an unconsolidated basis (taking into account only our operations in Chile). Additionally, as of the same date, the SBIF ranked us fourth in deposits with 11.4% market share on a consolidated basis and fourth on an unconsolidated basis (only taking into account our operations in Chile) with a 6.9% market share among private banks in the Chilean market. We have grown our market share in total loans by 354 basis points during the 2011-2014 period on a consolidated basis. For the three years ended December 31, 2012, 2013 and 2014, we had net income of Ch$119,153 million, Ch$175,239 million and Ch$273,701 million, respectively.

In 2014 CorpBanca obtained very positive results. Both our operations in Chile and Colombia allowed us to reach a net income of Ch$ 273,701 million, an increase of 56.2% compared to 2013. This increase was primarily due to growing commercial activity in Chile, where we have consolidated our business in key areas of the Chilean economy, including infrastructure and public works, among other reasons, as further discussed below in “Item 5—Operating and Financial Review and Prospects—A. Operating Results—The Economy—Results of Operations for the Years Ended December 31, 2012, 2013 and 2014— Net Income”. This has enabled us to achieve sustained growth over this period, despite facing an increasingly complex domestic and international economic environment, characterized by lower expectations regarding economic prospects and increasing uncertainty regarding significant expected legal reforms in Chile. The consolidation of our business in the segments of Commercial Banking, Traditional and Private Banking and Lower Income Retail Banking was important to our achieving these results by allowing us to be represented in all segments of the Chilean economy. Additionally, our results were helped by the positive results that our subsidiary, CorpBanca Colombia experienced in 2014. CorpBanca Colombia’s positive results were helped by the completion of the acquisition of Helm Bank in 2013 and the consolidation of Helm Bank into our consolidated financial statements for a full year in 2014. The consolidated CorpBanca Colombia was the sixth largest bank in Colombian as of December 31, 2014, in terms of total loans, with a significant presence in the segments of companies and high and middle-income individuals.

Pending Itaú-CorpBanca Merger

We believe that the pending Itaú-CorpBanca Merger will provide us a competitive advantage over our competitors. In particular, the merger is expected to provide us with the opportunity to partner with a premier Latin American franchise and give us the ability to leverage Itaú Unibanco´s strong global client relationships. Itaú-CorpBanca is expected to be the fourth largest private bank in Chile with US$47.2 billion in assets, US$33.7 billion in loans and US$27.8 billion in deposits. With this increased size, the institution is expected to be able to exploit various cross-selling opportunities and benefit from additional synergies through: (i) the optimization of cost structures, (ii) savings derived from an enhanced branch network, (iii) savings derived from scalable IT systems, (iv) improvements in the cost of funding and (v) the ability to further leverage Tier I Capital. In addition, we and Itaú Chile have complementary segments, products and lines of business, and the combination of the entities is expected to result in a merged bank with a solid capital base and a strong framework to reach a stronger position in the Colombian market.

We also expect a significant improvement in the capital position of the merged bank. Our current Tier I Capital of approximately US$2.9 billion, combined with Itaú Chile’s Tier I Capital of approximately US$1.8 billion (including US$652 million capital injection into CorpBanca to be made prior to closing), will provide the merged bank with a considerably larger capital base to support further growth.

The enhanced footprint that Itaú CorpBanca will have in Chile and Colombia is also expected to provide greater scale and resources to grow and compete more effectively within those countries, further consolidating our position as the fourth largest private bank in Chile measured by total loans with a combined market share of 12.6% as of December 31, 2014 compared to the 7.4% market share that we had as of December 31, 2014 on an unconsolidated basis.

Diversified Footprint in Chile and Colombia

We believe that our successful acquisition and integration of Banco Santander Colombia and Helm Bank gives us a distinct advantage over our competitors in Chile and Colombia. We are the first and, as of the date of this Annual Report, the only Chilean based bank to acquire a universal bank in Colombia. As of December 31, 2014, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the sixth largest bank in Colombia in terms of total assets and the sixth largest bank in Colombia in terms of total loans.

Experienced Management Team

Our qualified and experienced management teams have played an important role in guiding our growth. Our largest shareholder, Mr. Alvaro Saieh Bendeck who resigned as Chairman of the Board in February 2012, has over 28 years of experience in the Chilean financial industry. Mr. Saieh Bendeck is committed to continuing his relationship with CorpBanca on matters concerning strategic development, control and new business. Our Chairman of the Board of Directors, Mr. Jorge Andrés Saieh Guzmán, who became Chairman of the Board in February 2012, has over 15 years experience as a member of the Board of Directors and more than three years experience as First Vice Chairman. Our CEO, Fernando Massú, has over 31 years of experience in the banking and financial services industry, and is expected to continue to serve as a member of the Board of Directors after the Itaú-CorpBanca Merger comes into effect. Our Chief Financial Officer, or CFO, Eugenio Gigogne, has over 25 years of experience in the banking and financial services industry. The CEO of CorpBanca Colombia, Jaime Munita Valdivieso, has over 21 years of experience in the banking and financial services industry. The members of the board of directors of CorpBanca Colombia also have a wealth of experience in the Colombian market and the banking and financial services industry. As set forth in the Transaction Agreement, after closing, the CEO of Itaú-CorpBanca is expected to be Boris Buvinic, who has served in the banking industry for over 21 years in Chile. Although, the composition of the board of directors of Itaú-CorpBanca is expected to materially change given the change of control in favor of Itaú Unibanco, Jorge Andrés Saieh Guzmán is expected to retain his position as Chairman of the board of directors.

Sound Risk Management

We believe that we have asset quality that is superior to the market average. We have maintained our asset quality, as evidenced by our ratio of non-performing loan to total loans of 1.3% as of December 31, 2014, and a ratio of charge-offs to average outstanding loans of 0.7% as of December 31, 2014. We believe that we have a risk management system that enables us to identify risks and resolve potential problems on a timely basis and we have made a series of investments to improve the technology we use to manage risk. We have also employed our risk management system and philosophy to identify potential acquisition targets with high asset quality.

Operating in a Stable Economic Environment within Latin America

We conduct a majority of our business in Chile and a significant amount in Colombia. The Chilean and Colombian economies have demonstrated strong macroeconomic fundamentals in terms of GDP per capita with 1.9% and 4.6% growth and low inflation of 4.6% and 3.7% during 2014 in Chile and Colombia, respectively. The Chilean economy is generally recognized as among the most stable in Latin America, as evidenced by its investment grade ratings of AA- by Standard & Poor’s, A+ by Fitch Ratings and Aa3 by Moody’s, the highest ratings in the region. Chile has consistently received investment-grade credit ratings since Standard & Poor’s and Moody’s started coverage in 1992 and 1994, respectively. Standard & Poor’s and Fitch Ratings have an investment grade rating of Colombia of BBB, with a “stable” outlook. Moody’s has an investment grade rating of Colombia of Baa2, with a “stable” outlook.

STRATEGY

Our strategy aims at enhancing our market position in the Chilean and Colombian financial services industry in terms of profitability, market share and service coverage. The key elements of our strategy are:

Continue to Grow our Operations Profitably as a Universal Bank

We seek to achieve organic growth by offering competitive products and services to our clients in all of our lines of business in Chile and Colombia. We believe that we have developed a successful wholesale banking business model, which allows us to realize high margins on the cross-selling of our products to our large corporate clients, and we intend to continue to expand our wholesale banking business model to our operations in Colombia. We are focusing our marketing and sales efforts on adapting this business model to apply to our SME clients in Chile and Colombia. Additionally, we believe that our strong franchise in the retail banking segment offers us the potential for significant growth in our loan portfolio, in the low-, mid- and high-income segments. In particular, we believe that there is significant opportunity to expand our wealth management business through the offering of unique investment products and opportunities that we benefit from as a member of CorpGroup. We believe Itaú and CorpBanca will be complementary banking operations given their market positions, which are expected to enhance our competitive positioning and help enrich our client servicing models. In addition, we seek to identify and pursue growth-enhancing strategic opportunities. We will continue to evaluate additional strategic acquisitions and alliances from time to time, inside and outside of Chile and Colombia.

Further Penetrate the Colombian Financial Services Market

We intend to capitalize on the growth of the Colombian market given that we believe that our Colombian operation will offer us significant opportunities for growth in the financial services industry. Specifically, we expect to benefit from the low banking penetration rates and growth in terms of GDP per capita in Colombia. The Banco Santander Acquisition, the Helm Bank Acquisition and the pending Itaú-CorpBanca Merger demonstrate our commitment to the Colombian financial services market. With respect to our current operations in Colombia, in order to improve operational efficiency and increase market share in key sectors, we intend to implement our commercial and operational standards and best practices of CorpBanca Colombia, while capitalizing on the local management expertise, customer base, services and products. We also intend to leverage our relationship with the IFC, to benefit our operations in Colombia.

Actively Pursue Cross-Selling Opportunities

We intend to increase our market share and profitability by continuing to cross-sell services and products to our existing clients. We have instituted processes that facilitate our ability to offer additional financial services to our clients, which we believe will increase our revenues from fees for value-added services. In addition, we cross-sell loan products to our checking and savings account customers that are tailored to their individual needs and financial situation. We also believe that our relationship with the companies that are controlled by Mr. Saieh Bendeck (that constitute CorpGroup) will allow us to add clients and increase our profitability in the near future. For example, we install our ATMs and distribute our banking products in CorpGroup retail outlets throughout Chile.

Efficiency

We are committed to continuing to improve our operating efficiency and profitability. We continue to update our branch operations to allow for an increased level of customer “self-help”. We are also working to increase use of internet and mobile banking by our customers, offering better quality. This strategy has allowed us to win for the fourth year the Global Finance Award as Best Banking Website for Companies in Chile, in recognition of an online service excellence. We have implemented a central information system that provides us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each transaction, product and client segment savings. Our senior management is focused on implementing technological solutions aimed at identifying means of improving our overall profitability and optimizing our cost structure, such as online time deposits which have an innovative product of great success in Chile. CorpBanca Colombia implemented the “AzulNet”, a portal with new features, faster response time and optimized services for business and retail customers. Through these initiatives, we will continue to strive to improve our efficiency ratio. As of December 31, 2014, we had a consolidated efficiency ratio of 50.5% (defined as operating expenses as a percentage of operating revenue consisting of aggregate of net interest income, fees and income from services (net), net gains from mark-to-market and trading, exchange differences (net) and other operating income (net)). This percentage represented a slight decrease compared to 51.1% as of December 31, 2013. Nevertheless, when we split CorpBanca and CorpBanca Colombia from a management point of view, the recovery trend in Chile is much stronger: 48.0% vs. 43.6% in 2014 and 2013, respectively. On the other hand, Colombia is still impacted by one-time costs due to the process of integrating Helm Bank into CorpBanca Colombia and the amortization of intangible assets which led to an efficiency ratio of 53.1% in 2014 (61.5% in 2013).

As a result of the recently announced partnership with Itaú Chile, after the consummation of the CorpBanca-Itaú Merger, we will enjoy several benefits, including a greater scale and resources to compete more effectively and more efficiently. The combined entity has the potential to generate significant synergies in Chile which will result in significant efficiency improvements.

Focus on Building Customer Satisfaction

The quality of service that we provide to our customers is key to our growth strategy. We not only focus on gaining new customers, but on strengthening and establishing long-term relationships. We believe this is done through a constant effort to identify and understand the needs of our clients and to measure their satisfaction. We continue to develop new processes and technological solutions to provide our clients with excellent customer service. This is a key component of our strategy in order to retain and continue to create value while we finalize the integration of Helm Bank and while we consummate the merger with, and integrate Itaú Chile’s operations into our own in the coming years.

Increase our Profitability by Allocating our Capital More Effectively

We continue to seek attractive opportunities to improve our profitability. The Helm Bank Acquisition is a good example of our strategic commitment to maximize the use of our capital to increase our profitability. Although we are constantly evaluating investment opportunities, our current focus is on integrating our Colombian operations and consummating the pending Itaú-CorpBanca Merger.

OWNERSHIP STRUCTURE

The following diagram shows our ownership structure as of December 31, 2014:

(1)	Includes 926,513,842 shares owned by Saga that are under custody.
(2)	Since November 2013, includes CorpVida and CorpSeguros (1.33%) which are no longer controlled by the Saieh Group.
(3)	Includes Moneda’s funds with a total of 3.29% ownership.

The following diagram shows our ownership structure as of December 31, 2013:

(1)	Includes 952,160,000 shares owned by Saga that are under custody.
(2)	Since November 2013, includes CorpVida and CorpSeguros (3.02%) which are no longer controlled by the Saieh Group.
(3)	Includes Moneda’s funds with a total of 3.41% ownership.

PRINCIPAL BUSINESS ACTIVITIES

We provide a broad range of commercial and retail banking services to our customers. In addition, we provide financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through our subsidiaries. The following chart sets forth our principal lines of business on a consolidated basis:

Representative Commercial Structure for CorpBanca and CorpBanca Colombia

-

(1)	Also see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” for a financial summary of our lines of business as of December 31, 2012, 2013 and 2014.
(2)	Only for CorpBanca.

The following chart sets forth a breakdown of our revenue by geographic market for the years ended December 31, 2012, 2013 and 2014:

	Net Interest Income by geographic market
	Year ended December 31,
	2012	2013	2014
	(in millions of Ch$)
CorpBanca Chile	182,218	253,889	331,572
CorpBanca Colombia(1)(2)	66,288	196,324	290,113
CorpBanca New York	8,370	7,477	9,199

Total	256,876	457,690	630,884

-

(1)	Includes direct and indirect ownership of CorpBanca in Colombia: (i) CorpBanca Colombia and subsidiaries (including Panamá) and (ii) Helm Corredor de Seguros.
(2)	For 2013 includes five months of Helm Bank acquired in August 2013.

The following table provides information on the composition of our loan portfolio net of allowances as of December 31, 2012 and 2013:

	As of December 31,
	2012	2013	Variation	Variation
	(in millions of Ch$)			(%)
Commercial loans
Commercial loans	6,395,880	7,625,381	1,229,501	19.2%
Foreign trade loans	410,441	437,102	26,661	6.5%
Current account debtors	28,649	27,193	(1,456)	(5.1)%
Factoring operations	85,674	73,280	(12,394)	(14.5)%
Leasing transactions	338,018	811,462	473,444	140.1%
Other loans and receivables	157,157	219,684	62,527	39.8%

Subtotals	7,415,819	9,194,102	1,778,283	24.0%

Mortgage loans
Letters of credit loans	86,871	73,831	(13,040)	(15.0)%
Endorsable mutual mortgage loans	214,528	194,788	(19,740)	(9.2)%
Other mutual mortgage loans	1,182,672	1,415,731	233,059	19.7%
Leasing transactions	58	260,145	260,087	448,425.9%
Other loans and receivables	41,357	37,513	(3,844)	(9.3)%

Subtotal	1,525,486	1,982,008	456,522	29.9%

Consumer loans
Consumer loans	766,277	1,046,179	279,902	36.5%
Current account debtors	28,618	38,938	10,320	36.1%
Credit card debtors	154,034	226,281	72,247	46.9%
Consumer leasing transactions	777	21,437	20,660	2,658.9%
Other loans and receivables	102,879	262,697	159,818	155.3%

Subtotal	1,052,585	1,595,532	542,947	51.6%

Total	9,993,890	12,771,642	2,777,752	27.8%

The following table provides information on the composition of our loan portfolio net of allowances as of December 31, 2013 and 2014:

	As of December 31,
	2013	2014	Variation	Variation
	(in millions of Ch$)			(%)
Commercial loans
Commercial loans	7,625,381	8,236,385	611,004	8.0%
Foreign trade loans	437,102	484,576	47,474	10.9%
Current account debtors	27,193	33,335	6,142	22.6%
Factoring operations	73,280	68,038	(5,242)	(7.2)%
Leasing transactions	811,462	866,180	54,718	6.7%
Other loans and receivables	219,684	305,952	86,268	39.3%
Subtotals	9,194,102	9,994,466	800,364	8.7%

Mortgage loans
Letters of credit loans	73,831	64,430	(9,401)	(12.7)%
Endorsable mutual mortgage loans	194,788	181,269	(13,519)	(6.9)%
Other mutual mortgage loans	1,415,731	1,661,265	245,534	17.3%
Leasing transactions	260,145	279,326	19,181	7.4%
Other loans and receivables	37,513	35,506	(2,007)	(5.4)%
Subtotal	1,982,008	2,221,796	239,788	12.1%

Consumer loans
Consumer loans	1,046,179	1,110,843	64,664	6.2%
Current account debtors	38,938	45,851	6,913	17.8%
Credit card debtors	226,281	237,605	11,324	5.0%
Consumer leasing transactions	21,437	19,702	(1,735)	(8.1)%
Other loans and receivables	262,697	262,007	(690)	(0.3)%
Subtotal	1,595,532	1,676,008	80,476	5.0%

Total	12,771,642	13,892,270	1,120,628	8.8%

-

All of the above categories except mortgage loans are combined into “Loans” as described in “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities”.

Commercial Banking

We offer a range of products and services to our business clients depending on their size, ownership structure and/or investments under management. Our commercial banking segments are served by two separate business divisions: our Large, Corporate and Real Estate Companies division and our Companies division. For the years ended December 31, 2012, 2013 and 2014, our combined total average corporate loans outstanding for our Large, Corporate and Real Estate Companies division and our Companies division amounted to Ch$5,390,953 million or 57.2% of total average loans, Ch$5,631,462 million or 48.9% of total average loans and Ch$5,569,994 million or 40.1% of total average loans, respectively.

Large, Corporate and Real Estate Companies. This division serves large economic groups, state-owned companies, mining companies, utilities, energy, seaports, airports, public hospitals or any business with annual sales in excess of US$60 million. Our Large, Corporate and Real Estate Companies division focuses on offering clients a broad range of services tailored to fit their specific needs. These services include deposit-taking and lending in both Chilean pesos and foreign currencies, trade financing, general commercial loans, working capital loans, letters of credit, interest rate, foreign exchange derivatives (including foreign exchange options) and cash flow management. This division also serves our real estate and project finance customers. As of December 31, 2014, we had 1,681 Large, Corporate and Real Estate Companies banking customers. We also offer our wholesale banking customers securities brokerage and financial advisory services through our subsidiaries as well as those products and services available through our New York Branch. (For the years ended December 31, 2012, 2013 and 2014, our total average corporate loans outstanding for our Large, Corporate and Real Estate Companies division amounted to Ch$3,867,956 million or 41% of total average loans, Ch$3,843,701 million or 33.4% of total average loans and Ch$3,791,937 million or 27.3% of total average loans, respectively).

Companies. Our Companies division provides services to businesses with annual sales of less than US$60 million in Santiago and no set limit throughout the rest of Chile, except for large economic groups and state-owned mining companies, utilities and energy companies, ports, airports and public hospitals, which are serviced by our Large, Corporate and Real Estate Companies division. This division also serves small and medium-sized businesses and provides support to our factoring and leasing clients. Greater detail of each of these business areas are provided in the paragraphs found below.

This division offers our customers a broad range of financial products, including general commercial loans, working capital loans, trade finance, on-lending of financing originated by CORFO, overdraft credit lines, letters of credit, mortgage loans, term deposits, factoring and leasing. As of December 31, 2014, we had 20,232 customers in our Companies division.

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

Private Banking

Within our Private Banking Division, we provide private banking services to our high income and high net worth customers. We consider high income individuals to be customers with a monthly income in excess of US$10,000 or a net worth in excess of US$600,000. Each client under our private banking or “Private Banking” program is provided with a liaison officer who oversees the client’s entire relationship with us across all product lines. In addition to the products and services we provide to private banking customers, we offer tailored lending products designed to help keep their businesses growing. As of December 31, 2014, we had 9,270 Private Banking clients, an increase of 10.2% as compared to December 31, 2013.

For the year ended December 31, 2014, our Traditional and Private Banking Division had loans with an annual average balance of Ch$2,414,564 million or 17.4% of total average loans (a year-on-year decrease of 0.5% on an average balance basis).

We offer the following products and services, among others, to our traditional and private banking customers:

Checking and Deposit Accounts. Our main checking account product is our “Integral” checking account, through which customers are provided with a package of services including ATM cards, a credit line, MasterCard and American Express credit cards with credit levels established pursuant to the creditworthiness of the individual, fraud insurance and access to internet and telephone banking. As of December 31, 2014, we had approximately 79,302 retail checking accounts, an increase of 8.2% as compared to December 31, 2013. Additionally, this growth in retail checking accounts has been accompanied by an increase in the average balance per account from Ch$133,889 million in 2013 to Ch$143,035 million in 2014.

Credit and Debit Cards. We issue MasterCard and American Express credit cards to our individual clients. In addition to traditional cards, we offer cards issued under certain specialized customer loyalty programs and tailor our marketing of credit card services to different groups based on personal income. Annual fees are charged to those customers who do not hold “Integral” accounts with us in order to promote cross-selling and provide full service to customers. As of December 31, 2014, we had 175,694 credit cards issued under the brand name CorpBanca, an increase of 12.6% as compared to December 31, 2013. Our promotions such as discounts on gasoline purchases have allowed us to excel in sales as well as usage-rates of this product. Also, as of December 31, 2014 we had 105,536 credit cards issued by our subsidiary SMU Corp S.A., or SMU Corp, under the brand name “Unimarc”, a decrease of 1.3% as compared to December 31, 2013.

We also offer debit cards, which can be used for banking transactions at ATMs operating on the Redbanc, S.A., or Redbanc, network, as well as at retailers associated with the Redcompra program. Under this agreement, we have access to 7,963 ATMs (including Banco del Estado de Chile’s ATMs) in Chile.

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

To reduce our exposure to interest rate fluctuations and inflation with respect to our residential mortgage UF-denominated portfolio, a portion of these mortgages are funded through the issuance of letters of credit loans in the Chilean financial market, which bear a real market rate of interest plus a fixed spread over the rate of variation of the UF. The letters of credit loans are exclusively used to finance certain mortgage loans that as of December 31, 2014 represented only 2.9% of our mortgage loan portfolio. At the time of approval, these types of mortgage loans cannot be more than 75% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan. Letters of credit loans are general unsecured obligations, and we are liable for all principal and accrued interest on such letters.

Residential mortgage loans are financed with our general funds, particularly through the issuance of long-term subordinated bonds. In addition, we generally require that the monthly payments on residential mortgage loans do not exceed 25% of the borrower’s household after-tax monthly income.

We continue to increase our marketing efforts relating to our mortgage services. Our market penetration for mortgage products has historically been lower than our overall Chilean market share for all banking products, which as of December 31, 2014 was 5.5%. As a result of competitive pricing, product innovation, timely customer service, product knowledge as well as our overall focus on mortgage services, we have been able to achieve our recent results and increase our market share. This is the case as the ratios compare the collateral’s fair value to our loans and receivables portfolio values. Accordingly, our market share for mortgage products was 6.3%, 5.7% and 5.5% as of December 31, 2012, 2013 and 2014, respectively. We intend to continue to grow in this market.

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

Under the Banco Condell brand, we offer consumer lending, credit card services, mortgage loans, insurance and time deposits to the traditionally underserved low-to-middle income segments of the Chilean population. For the year ended December 31, 2014, our Banco Condell division managed loans with an annual average balance of Ch$154,955 million, or 1.1% of total loans. Improved economic conditions in Chile over the past decade have resulted in an increased demand for consumer credit by low- to middle-income individuals, whom we classify as persons with annual income lower than Ch$2.0 million. Many of these individuals have not had prior exposure to banking products or services. Through Banco Condell, we focus on developing and marketing products specifically oriented to individuals in this segment of the population while introducing them to the banking sector. We offer, among others, the following products and services to our lower income retail banking-Banco Condell customers:

Consumer Loans. We offer personal loans under the Banco Condell brand, including personal debt consolidation loans. These loans are generally denominated in Chilean pesos, repayable through equal monthly installments and typically have maturities up to five years. Life and unemployment insurance are mandatory in connection with these loans.

Credit Cards. Under the Banco Condell brand, we provide MasterCard credit cards, which require the payment of an annual fee. However, this fee is waived if the card has transactions such as cash advances or purchases on a monthly basis. As of December 31, 2014, we had 1,889 credit cards issued under the brand name Banco Condell.

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

As of December 31, 2014, our outstanding loans from foreign banks were US$1,859.3 million with approximately 52 institutions in the U.S., Canada, Germany, France, Holland, England, Japan, Singapore, Switzerland and other countries including in Latin America. The international global risk assets outstanding as of December 31, 2014 were US$2,497.6 million.

CorpBanca Colombia

CorpBanca Colombia provides a broad range of commercial and retail banking services to its customers, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla. As of December 31, 2014, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the sixth largest bank in Colombia in terms of total assets, the sixth largest bank in Colombia in terms of total loans and the sixth largest bank in Colombia, in terms of total deposits as reported under local regulatory and accounting principles.

As of December 31, 2014, according to our consolidated financial statements, which have been prepared in accordance with IFRS, CorpBanca Colombia had total assets of COP$30,394,392 million (US$12,710 million), including total loans of COP$20,701,055 million (US$8,657 million), total deposits of COP$8,836,386 million (US$3,695 million) and total shareholders’ equity of COP$3,132,773 million (US$1,310 million). For the year ended December 31, 2014, CorpBanca Colombia had total net interest income of COP$1,145,648 million (US$479 million) and net income of COP$454,850 million (US$190 million). As of December 31, 2014, CorpBanca Colombia had 171 branches and offices, 180 ATMs and over 3,716 employees.

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

Financial Services Offered Through Subsidiaries

We have made several strategic long-term investments in financial services companies (each of which are regulated and supervised by either the SBIF or the SVS), which are engaged in activities complementary to our core banking activities. Through these companies, each of which is our wholly-owned subsidiary, we intend to continue to develop a comprehensive financial services group able to meet the diverse financial needs of our current and potential clients. As of December 31, 2014, assets of our subsidiaries represented 1.0% of total consolidated assets compared to 1.1% as of December 31, 2013. For the year ended December 31, 2014, net operating income of our subsidiaries represented 14.1% of total consolidated operating income compared to 13.5% for the year ended December 31, in 2013.

The following table sets forth certain financial information with respect to our financial services subsidiaries as of December 31, 2012, 2013 and 2014, in millions of Chilean pesos. Amounts relating to inter-company transactions have not been removed for purposes of this table.

Financial Services Offered Through Subsidiaries

	As of and for the year ended December 31,
	2012			2013			2014
	Assets	Shareholder’s Equity	Net Income	Assets	Shareholder’s Equity	Net Income	Assets	Shareholder’s Equity	Net Income
	(in millions of Ch$)
CorpBanca Corredores de Bolsa S.A.	191,791	44,526	6,011	88,876	40,720	2,206	79,488	40,274	1,760
CorpBanca Administradora General de Fondos S.A.	4,854	4,011	2,181	9,516	4,433	2,603	7,561	5,917	4,083
CorpBanca Corredores de Seguros S.A.	8,639	6,008	5,827	16,318	13,875	7,866	18,006	15,165	9,012
CorpBanca Asesorías Financieras S.A.	10,611	7,677	7,493	12,590	9,230	9,046	25,166	17,495	17,311
Corp Legal S.A.	2,216	2,003	414	2,634	2,307	304	2,815	2,576	269
Corp Capital Agencia de Valores S.A	1,729	987	(122)	1,137	925	(62)	—	—	(288)
SMU Corp S.A.	9,645	6,274	(4,010)	12,519	4,870	(3,010)	19,523	5,598	(1,403)
CorpBanca Investment Trust Colombia S.A.	15,693	12,914	1,659	16,800	15,555	2,291	18,284	16,875	3,870
Helm Comisionista de Bolsa S.A. (previously known as CorpBanca Investment Valores Colombia S.A.) (1)	4,691	3,895	(822)	5,357	4,652	580	8,628	7,681	954
CorpBanca Securities INC-NY	—	—	—	1,037	1,036	(16)	243	167	(1,009)
Helm Corredor de Seguros S.A.	—	—	—	4,818	2,774	516	3,786	2,448	1,872
Helm Comisionista de Bolsa S.A.(2)	—	—	—	5,741	4,787	98	—	—	—
Helm Fiduciaria S.A.	—	—	—	12,207	10,967	184	13,801	12,173	2,238
Helm Casa de Valores (Panamá) S.A.	—	—	—	528	501	50	482	395	—

(1)	On September 1, 2014, Helm Comisionista de Bolsa S.A. merged with and into CorpBanca Investment Valores Colombia S.A., with CorpBanca Investment Valores Colombia S.A. being the surviving company. Immediately upon consummation of the merger, CorpBanca Investment Valores Colombia S.A. assumed the Helm Comisionista de Bolsa S.A. name.
(2)	On September 1, 2014, Helm Comisionista de Bolsa S.A. merged with and into CorpBanca Investment Valores Colombia S.A., with CorpBanca Investment Valores Colombia S.A. being the surviving company.

CorpBanca Corredores de Bolsa S.A.

Our subsidiary CorpBanca Corredores de Bolsa S.A., or CCB, is a member of the Santiago Stock Exchange and is registered with the SVS as a security broker. CCB’s primary activities are providing brokerage services in equities, fixed income, and foreign currency exchange. CCB’s net income was Ch$6,011 million, Ch$2,206 million and Ch$1,760 million for the years ended December 31, 2012, 2013 and 2014, respectively. CCB had assets under custody of Ch$359,848 million, Ch$346,211 million and Ch$295,612 million as of December 31, 2012, 2013 and 2014, respectively. For the year ended December 31, 2014, CCB’s net income decreased by Ch$446 million, or 20.2%, as compared net income for the year ended December 31, 2013.

CorpBanca Administradora General de Fondos S.A.

We incorporated CorpBanca Administradora General de Fondos S.A., or CAGF, to complement banking services offered to individual and corporate clients. CAGF’s current function is to manage mutual fund assets for its clients in fixed and variable income instruments in both the local and foreign markets. For the years ended December 31, 2012, 2013 and 2014, CAGF had net income of Ch$2,181 million, Ch$2,603 million and Ch$4,083 million, respectively. CAGF had total assets of Ch$4,854 million, Ch$9,516 million and Ch$7,561 million as of December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, CAGF managed 25 mutual funds including fixed income funds and eight private investment funds and had total assets under management amounting to Ch$1,177,598 million, an increase of Ch$303,254 million when compared to December 31, 2013. The strong growth in assets under management is mainly explained by the growth generated by our fixed income funds. We have seen a combination of both high liquidity and attractive returns in this asset class that has driven our clients to invest in our funds more aggressively. Also, we have been able to strongly increase the intersection between CorpBanca and CAGF clients, adding new participants to our funds.

CorpBanca Corredores de Seguros S.A.

In accordance with our strategy of expanding the breadth of financial services that we offer, our subsidiary CorpBanca Corredores de Seguros S.A., or CCS, offers a full line of insurance products. Many of these products complement the various banking and loan services that we provide, such as unemployment and life insurance in connection with personal loans and insurance in connection with mortgage lending. Through CCS we also provide non credit-related insurance to existing clients and the general public. For the years ended December 31, 2012, 2013 and 2014, CCS had net income of Ch$5,827 million, Ch$7,866 million and Ch$9,012 million, respectively. CCS had total assets of Ch$8,639 million, Ch$16,318 million and Ch$18,006 million as of December 31, 2012, 2013 and 2014, respectively.

CorpBanca Asesorías Financieras S.A.

CorpBanca Asesorías Financieras S.A., or CAF, provides a broad range of financial advisory services to a variety of corporations and government agencies, including those services related to debt restructurings, syndicated loans, structured loans, structured investment funds, bilateral grants, mergers and acquisitions, privatizations and company valuations. For the years ended December 31, 2012, 2013 and 2014, CAF had net income of Ch$7,493 million, Ch$9,046 million and Ch$17,311 million, respectively. CAF had total assets of Ch$10,611 million, Ch$12,590 million and Ch$25,166 million as of December 31, 2012, 2013 and 2014, respectively.

Corp Legal S.A.

Corp Legal S.A. was created in 2007 and is regulated by the SBIF. It provides standard legal services to CorpBanca, its subsidiaries and its clients.

CorpBanca Capital Agencia de Valores S.A.

On September 25, 2014, CorpBanca acquired from CorpBanca Corredores de Bolsa S.A. the two shares that such company held in CorpBanca Agencia de Valores S.A., therefore the Bank came to hold all of the shares of the agency and, once ten uninterrupted days passed, CorpBanca Agencia de Valores S.A. was dissolved in accordance with article 103 No. 2 of the Chilean Corporations Law.

SMU Corp S.A

In 2009, we created SMU Corp, which is a subsidiary of CorpBanca and a joint venture with SMU. SMU is a retail business holding company owned by our largest shareholder, who indirectly owns retail (including Unimarc supermarkets) and wholesale supermarkets, convenience stores and construction oriented home improvement stores.

SMU Corp is a company whose sole and exclusive purpose of issuing, operation and management of “Unimarc” credit cards to customers of supermarkets associated with SMU. During the year ended December 31, 2014, our customers purchased more than US$24 million in products and services in over 312 Unimarc supermarkets with the Unimarc card. These sales volumes represented about 0.9% of the sales of Unimarc for the year ended December 31, 2014. Unimarc credit cards were used for more than 650,000 transactions during the year ended December 31, 2014, including over 34,000 instances of cash advances.

CorpBanca Investment Trust Colombia S.A.

We acquired a 91.9% equity interest in CIT Colombia in 2012 as part of the acquisition of CorpBanca Colombia. CIT Colombia is a financial services company operating in Colombia that specializes in fund administration and trust and custodial services.

CorpBanca Securities INC-NY

CorpBanca Securities INC-NY, or CSINC, is a broker-dealer in the United States regulated by the SEC. Broker-dealers are required to belong to a self-regulatory organization, or SRO, and most of them are members of the Financial Industry Regulatory Authority, or FINRA. Broker-dealers’ transactions take place only in national stock exchanges eligible to become members of the respective FINRA, which has jurisdiction only over its members and its associated persons.

As of December 2014, CSINC was approved by the SEC, the State of New York and the FINRA, and was awaiting the Federal Reserve (FED) to give CSINC approval to begin operations.

Helm Corredor de Seguros, S.A.

Helm Corredor de Seguros S.A. is a Colombian corporation (sociedad anónima), which acts as an insurance broker. It has its main domicile in the city of Bogota, D.C., Colombia, and is regulated by the Colombian Superintendency of Finance.

Helm Comisionista de Bolsa S.A. (previously known as CorpBanca Investment Valores Colombia S.A.)

Helm Comisionista de Bolsa S.A. is a licensed securities broker dealer operating in Colombia that is the result of the consolidation of two previously separate subsidiaries of CorpBanca Colombia, CorpBanca Investment Valores Colombia S.A. and Helm Comisionista de Bolsa S.A.

As part of the continuing consolidation of the operations of Helm Bank with and into CorpBanca Colombia, on September 1, 2014, we completed the merger of Helm Comisionista de Bolsa S.A. with and into CorpBanca Investment Valores Colombia S.A., with CorpBanca Investment Valores Colombia S.A. being the surviving company. Immediately upon consummation of the merger, CorpBanca Investment Valores Colombia S.A. assumed the Helm Comisionista de Bolsa S.A. name.

Helm Comisionista de Bolsa S.A. offers and maintains the complete portfolio of products and services previously offered separately by each of Helm Comisionista de Bolsa S.A. and CorpBanca Investment Valores Colombia S.A. Additionally, Helm Comisionista de Bolsa S.A. continue to serve the clients that were historically served separately by each of Helm Comisionista de Bolsa S.A. and CorpBanca Investment Valores Colombia S.A.

Helm Fiduciaria S.A.

Helm Fiduciaria S.A., is a Colombian corporation (sociedad anónima), which is engaged in trust portfolio management, including investment trust management, administration, security and real estate trusts. It has its main domicile in the city of Bogota, D.C., Colombia and is regulated by the Colombian Superintendency of Finance.

Helm Bank S.A. (Panamá)

Helm Bank S.A. (Panamá) is a Panamanian corporation (sociedad anónima), which acts as a banking firm. It has its main domicile in the city of Panamá, Panamá and is regulated by the Panamanian Banking Superintendency.

Helm Casa de Valores S.A. (Panamá)

Helm Casa de Valores S.A. (Panamá) is a Panamanian corporation (sociedad anónima), which acts as a brokerage firm. It has its main domicile in the city of Panamá, Panamá and is regulated by the Panamanian Superintendency of Securities Market.

Distribution Channels, Electronic Banking and Technology

CorpBanca

Our distribution network in Chile provides integrated financial services and products to our customers through several diverse channels, including ATMs, branches, internet banking and telephone banking. As of December 31, 2014, we operated 127 branch offices in Chile and New York, which includes 70 branches operating as CorpBanca, 56 branches operating as Banco Condell and our New York Branch, our consumer finance division. In addition, as of December 31, 2014, we owned and operated 414 ATMs in Chile, and our customers have access to 7,963 ATMs (including Banco del Estado de Chile’s ATMs) in Chile through our agreement with Redbanc. We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients. Our branch system serves as the main distribution network for our full range of products and services.

We offer internet banking to our customers 24 hours a day through our password-protected internet site, www.CorpBanca.cl. Our internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2014, we had 173,399 customers with activated internet passwords in Chile, allowing them to access our internet banking services. We are a member of the Sociedad Interbancaria de Transferencias Electrónicas S.A., an organization that facilitates electronic banking transactions on behalf of our customers as well as other Chilean banks. We also provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

We have developed a specialized internet-based service designed to facilitate and optimize the financial management of our commercial customers. This service, which we market under the name “Cash Management”, includes services such as payroll support and payments to suppliers.

We have entered into several service and lease agreements with IBM de Chile S.A.C., which provides us with the computer hardware and network build-out that we use in our headquarters and branch offices. We have also entered into a software consulting and development agreement with Datapro, Inc., which provides consulting and development for the IBS.

CorpBanca Colombia

CorpBanca Colombia’s distribution channel provides integrated financial services and products to its customers in Colombia through several diverse channels, including ATMs, branches, internet banking and telephone banking. On June 1, 2014, we completed the merger of Helm Bank with and into CorpBanca Colombia, with CorpBanca Colombia surviving.

As of December 31, 2014, CorpBanca Colombia operated 170 branch offices in Colombia and one branch in Panama and owned and operated 180 ATMs in Colombia, but providing its customers with access to 180 ATMs through Colombia’s financial institutions. CorpBanca Colombia utilizes a number of different sales channels including account executives, telemarketing and the internet to attract new clients. CorpBanca Colombia’s branch system serves as the main distribution network for its full range of products and services.

CorpBanca Colombia offers internet banking to its customers 24 hours a day through its password-protected internet site, www.bancoCorpBanca.com.co CorpBanca Colombia’s internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2014, CorpBanca Colombia had 95,386 customers with activated internet passwords who used the electronic banking service at least once during the month, allowing them to access CorpBanca Colombia’s internet banking services. CorpBanca Colombia is a member of ACH Colombia S.A. and Cenit S.A., an organization that facilitates electronic banking transactions on behalf of its customers as well as other Colombian banks. CorpBanca Colombia also provides its customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

CorpBanca Colombia has developed a specialized internet-based service designed to facilitate and optimize the financial management of its commercial customers. This service, which CorpBanca Colombia markets under the name “AzulNet”, includes services such as payroll support and payments to suppliers. CorpBanca Colombia has decided to implement the platform IBS provided by DataPro (this platform is also implemented by CorpBanca in Chile and New York). CorpBanca Colombia is currently in the structuring phase of the project.

Competition

Competition in Chile

Description of the Chilean Financial System. The Chilean financial services market consists of a variety of largely distinct sectors. The most significant sector, commercial banking, includes 23 privately-owned banks and one state-owned bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks). The private sector banks include those that are Chilean-owned, i.e., controlled by a Chilean entity, as well as a number of foreign-owned banks which are operated in Chile but controlled by a foreign entity. In 2014, five private sector banks along with the state-owned bank together accounted for 79.21% of all outstanding loans by Chilean financial institutions as of December 31, 2014: Banco Santander-Chile (18.18%), Banco de Chile (17.4%), Banco de Crédito e Inversiones, or BCI (12.5%), CorpBanca (11.3%), Banco Bilbao Vizcaya Argentaria, Chile (6.6%) and Banco del Estado de Chile (13.2%). All market share statistics in this paragraph are presented as reported to the SBIF calculated under local regulatory and accounting principles on a consolidated basis.

Financial System Evolution in Chile. The Chilean banking system has experienced a consolidation process in the past decades with mergers and acquisitions of banking entities in line with global trends. Currently, the largest Chilean bank in terms of loans outstanding is Banco Santander-Chile.

Following rapid consolidation among Chilean banks commencing in the late 1990s through today, the market has become characterized by fewer larger players. Our principal competitors in Chile are BCI, Banco de Chile and Banco Santander-Chile. As compared to other Chilean banks, we believe our position in the Chilean banking industry has enabled us to compete with international banks seeking to provide loans to companies operating in Chile, especially since we are able to offer alternative sources of financing. We also believe that the close relationships we have developed with our SME customers over the years provide us with a competitive advantage.

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

Competition in Colombia

Description of the Colombian Financial System. In recent years, the Colombian banking system has been undergoing a period of consolidation given the series of mergers and acquisitions that have taken place within the sector, including the Banco Santander Colombia Acquisition and the Helm Bank Acquisition. More specifically, several mergers and acquisitions took place in 2008, including the Royal Bank of Scotland (RBS) purchase of the Colombian arm of ABN Amro Bank and General Electric (GE) Money’s acquisition of a 49.7% stake in Colpatria. However, in May of 2010, Group Colpatria repurchased this 49.7% stake and in October of 2011, Canadian Scotiabank purchased Colpatria’s 51% for US$1.0 billion. Also, in 2010, Banco de Bogotá acquired BAC-Credomatic, which has operations in several countries in Central America, for a reported purchase price of approximately US$184 million.

In 2013 several new players entered the Colombian financial system, including the start of operations of Ripley Compañía de Financiamiento S.A. and Banco Santander de Negocios Colombia S.A.. Additionally, the year was marked by several mergers and acquisitions, including Scotiabank Colombia S.A.’s acquisition of Banco Colpatria Multibanca Colpatria S.A. and the conversion of Banco Cooperativo Coopcentral from an upper-rank cooperative organization to a commercial bank. The trend toward mergers and acquisitions continued throughout 2014 with two mergers occurring within the banking sector. First, in June 2014, we completed the merger of Helm Bank S.A. with and into Banco CorpBanca Colombia S.A., and in October Banco GNB Colombia S.A. (previously known as Banco HSBC Colombia S.A.) merged with and into Banco GNB Sudameris S.A.

In 2014 we completed our acquisition of 100% of the equity interest in Helm Bank and completed the merger of Helm Bank with and into CorpBanca Colombia. Additionally, pursuant to the Transaction Agreement with Itaú Unibanco we agreed that Itaú-CorpBanca will, following the closing of the pending Itaú-CorpBanca Merger, acquire the operations of Itaú Unibanco in Colombia by acquiring the shares of Itaú Colombia at an aggregate price equivalent to their book value of approximately US$170 million.

As of December 31, 2014, and according to the Colombian Superintendency of Finance, the principal participants in the Colombian financial system were the Central Bank of Colombia, 22 commercial banks (12 domestic private banks, 9 foreign banks, and one domestic state-owned bank), five finance corporations and 21 financing companies (six leasing companies and 15 traditional financing companies). In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouse, special state-owned institutions, pension and severance pay funds also participate in the Colombian financial system.

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

Financial System Evolution in Colombia during 2013 and 2014. According to the Colombian Superintendency of Finance, 2014 was a positive year for the Colombian financial services sector led by positive performance of the Colombian economy and financial markets for most of the year. In particular, from January through September 2014, local financial assets showed a positive behavior driven by the rebalancing of JP Morgan’s portfolio in Colombia’s public debt. However this positive trend started to change in October as a result of an increase in the international perception of global risk, which resulted in a perception of lower growth prospects in emerging markets and in Europe than previously expected. This change was reflected in Colombia by a decrease on the stock exchange markets and a depreciation of the currency which was intensified by the decrease in global oil prices. Bank lending increased 15.6% and deposits grew 10.1% as of December 2014, compared to the 13.8% and 15.5% respectively for December 2013. In terms of Monetary Policy in Colombia, the year began with a reference interest rate of 3.25% that increased to 4.5% in the first nine months with the objective of preventing future vulnerabilities. The rate remained stable at 4.5% from September through December 2014.

The demand for business loans granted by banks increased by 16.7% for 2014, compared to 12.7% for 2013. Consumer loans granted by banks grew by 13.1% in 2014, compared to 11.7% observed in 2013 and 17.6% registered on 2012. There was a slow down on the dynamics of Mortgage and Small Business loans, with increases of 18.1% and 9.0%, respectively, for 2014.

The Colombian banking system’s level of past-due loans as a percentage of the system’s total loan portfolio increased to 2.9% for December 2014, after the 2.8% registered on December 2013. In addition, coverage, measured as the ratio of allowances to past-due loans, ended 2014 at 150.5%, compared to 160.6% at the end of 2013.

During 2014, lending gained some weight in the Colombian banks system’s structure. Net loans increased from 64.6% of total assets at the end of 2013 to 65.7% at the end of 2014, while investment portfolio, as a percentage of total assets, decreased from 19.1% at the end of 2013 to 18.0% at the end of 2014.

As of December 31, 2014, the Colombian financial sector recorded COP$480,861,121 million in total assets, representing a 12.4% increase as of December 31, 2013. The Colombian financial system’s total composition of assets shows banks with a market share of 91.9%, followed by financing companies with 5.5%, financial corporations with 2.0% and financial cooperatives with 0.5%.

As of December 31, 2014, the capital adequacy ratio (tier 1 + tier 2) for credit institutions was 15.6% (including banks, finance corporations and financing companies), increasing by 40 bps when compared to December 31, 2013, and which is well above the minimum legal requirement of 9%.

Loans

As of December 31, 2013 and 2014, our gross loan portfolio was Ch$13,085,663 million and Ch$14,211,349 million, respectively, as reported to the SBIF calculated under local regulatory and accounting principles. This placed us as the fourth largest financial institution among private Chilean banks and fifth place among all banks operating in Chile. Our gross loan portfolio represented 11.3% of the market for loans in the Chilean financial system (comprising all commercial banks) as of December 31, 2014. During the period from 2011 to 2014, the compounded annual growth rate of our loan portfolio, excluding interbank loans in nominal terms, was 27.8% as compared to an increase of 12.7% in the average market loan portfolio.

The following table sets forth the aggregate outstanding loans for us and the five other private sector banks with the largest market shares in Chile as of December 31 2012, 2013 and 2014, based on information as reported to the SBIF calculated under local regulatory and accounting principles:

	Bank Loans(1)
	As of December 31,
	2012	2013	2014
	(in millions of Ch$)
Banco Santander-Chile	18,876,079	20,935,312	22,880,706
Banco de Chile	18,761,765	20,869,511	21,876,648
BCI	13,047,497	14,423,318	15,773,528
CORPBANCA(2)	10,160,598	13,085,663	14,211,349
Banco Bilbao Vizcaya Argentaria, BBVA	7,057,879	7,537,202	8,338,898
Scotiabank Chile	4,890,267	5,419,672	6,285,129
Others	27,969,100	31,925,978	36,501,973

Total	100,763,185	114,196,656	125,868,231

-

Source: SBIF monthly consolidated financial information

(1)	Excludes interbank loans.
(2)	Our aggregate outstanding loans as calculated under IFRS for the years ended December 31, 2012, 2013 and 2014 were Ch$10,103,491 million, Ch$12,897,681 million and Ch$14,029,875 million, respectively.

Deposits

We had consolidated deposits of Ch$12,031,914 million as of December 31, 2014, as reported under local regulatory and accounting principles, which consisted of our current accounts, bankers’ drafts, savings accounts, time deposits and other commitments. Our market share of 11.4% for deposits and other obligations as of such date ranks us in fourth place among private sector banks in Chile.

The following table sets forth the aggregate deposits for us and the five other private sector banks with the largest market share as of December 31, 2012, 2013 and 2014, based on information as reported to the SBIF calculated under local regulatory and accounting principles:

	Bank Deposits and Other Obligations (1)
	As of December 31,
	2012	2013	2014
	(in millions of Ch$)
Banco Santander-Chile	14,082,232	15,296,035	16,894,437
Banco de Chile	15,083,921	16,387,057	16,655,619
BCI	10,840,953	11,628,315	12,821,049
CORPBANCA(1)	8,795,350	10,789,086	12,031,914
Banco Bilbao Vizcaya Argentaria Chile (BBVA)	5,342,368	5,912,767	6,316,699
Scotiabank Chile	3,189,778	3,392,308	3,804,363
Others	29,403,392	33,746,086	36,959,088

Total	86,737,994	97,151,654	105,483,169

-

Source: SBIF monthly consolidated financial information

(1)	Our aggregate deposits as calculated under IFRS for the years ended December 31, 2012, 2013 and 2014 were Ch$8,795,350 million, Ch$10,789,086 million and Ch$12,031,914 million, respectively.

Shareholders’ Equity

We were the fourth largest among private sector banks in Chile with Ch$1,330,297 million in shareholders’ equity (excluding net income and accrual for mandatory dividends) as of December 31, 2014, as reported to the SBIF calculated under local regulatory and accounting principles.

The following table sets forth the level of shareholders’ equity for us and the five largest private sector banks in Chile (measured by shareholders’ equity) as of December 31, 2012, 2013 and 2014, based on information as reported to the SBIF calculated under local regulatory and accounting principles:

	Shareholders’ Equity (1)
	As of December 31,
	2012	2013	2014
	(in millions of Ch$)
Banco Santander-Chile	1,864,083	2,016,330	2,224,664
Banco de Chile	1,841,966	2,095,294	2,268,662
BCI	1,230,077	1,371,893	1,560,882
CORPBANCA(2)	881,905	1,333,795	1,330,297
Banco Bilbao Vizcaya Argentaria Chile (BBVA)	591,982	631,042	663,829
Scotiabank Chile	569,214	606,391	652,403
Others	3,262,739	3,459,970	3,993,427

Total	10,241,966	11,514,715	12,694,164

-

Source: SBIF monthly consolidated financial information

(1)	Shareholders equity = equity attributable to shareholders excluding net income and provision for mandatory dividend.
(2)	Our shareholders equity as calculated under IFRS, excluding net income, non-controlling interest, and accrued for mandatory dividends, for the years ended December 31, 2012, 2013 and 2014 were, Ch$895,095 million, Ch$1,346,007 million and Ch$1,345,155 million, respectively.

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

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to the Chilean General Banking Law. That law, when amended in 2001, granted additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services. Following the Chilean banking crisis of 1982 and 1983, the SBIF assumed control of 21 financial institutions representing approximately 51% of the total loans in the banking system. As part of the solution to this crisis, the Central Bank of Chile acquired from financial institutions a certain portion of their distressed loan portfolios, at the book value of such loan portfolios. Each institution then repurchased such loans at their economic value (which, in most cases, was much lower than the book value at which the Central Bank of Chile had acquired the loans) and the difference was to be repaid to the Central Bank of Chile out of future income. Pursuant to Law No. 18,818, which was passed in 1989, this difference was converted into a subordinated obligation with no fixed term, known as deuda subordinada or subordinated debt, which in the event of liquidation of the institution, would be paid after the institution’s other debts had been paid in full.

Central Bank of Chile

The Central Bank of Chile is an autonomous legal entity created by the Chilean Constitution. It is subject to the Chilean Constitution and its own ley orgánica constitucional, or Constitutional Law. To the extent not inconsistent with the Chilean Constitution or the Central Bank of Chile’s Constitutional Law, the Central Bank of Chile is also subject to private sector laws (but in no event is it subject to the laws applicable to the public sector). It is directed and administered by a council composed of five members designated by the President of Chile, subject to the approval of the Senate.

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

SBIF

Banks in Chile are supervised by the SBIF, an independent Chilean governmental agency. The SBIF authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and other entities. Furthermore, in case of non-compliance with such legal and regulatory requirements, the SBIF may impose sanctions, including fines payable by the directors, managers and employees of a bank as well as the bank itself. In extreme cases, it can appoint by special resolution, with the prior approval of the board of directors of the Central Bank of Chile, a provisional administrator to manage a bank. It must also approve any amendment to a bank’s by-laws or any increase in its capital.

The SBIF examines all banks from time to time, generally at least once a year. Banks are also required to submit monthly financial statements to the SBIF, and publish their quarterly and annual financial statements in a newspaper with countrywide coverage. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the SBIF. Financial statements as of December 31 of any given year must be audited. A bank’s annual financial statements and the opinion of its independent auditors must also be submitted to the SBIF for review.

The SBIF must approve in advance any direct or indirect acquisition of more than 10% of the share capital of a bank. The absence of such approval will cause the acquiror to lose the voting rights of such shares. The SBIF may only refuse to grant its approval based on specific grounds set forth in the Chilean General Banking Law and its Regulations.

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

On March 2, 2002, the Central Bank of Chile authorized banks to pay interest on checking accounts. On March 20, 2002, the SBIF published guidelines establishing that beginning on June 1, 2002, banks could offer a new checking account product that pays interest. The SBIF also stated that these accounts may be subject to minimum balance limits and different interest rates depending on average balances held in the account. This product is not mandatory and banks are allowed to charge fees for the use of checking accounts. For banks with a solvency score of less than A, the Central Bank of Chile imposed additional caps on the interest rate that can be charged.

In June 2007, the Chilean government passed Law No. 20,190, which amended various aspects of Chile’s capital markets regulatory framework, such as the Chilean General Banking Law, Securities, Insurance, Venture Capital and Tax law. Law No. 20,190 is aimed at improving the access to financing for start-up companies and small businesses in order to strengthen confidence in the stock market and to stimulate the development of the financial market in general. The Chilean General Banking Law was amended to achieve these goals by, among other things, revising regulations concerning demand deposits, increasing certain credit limits, and redefining the calculations to determine the proper amount for a bank’s reserves. In addition, the Chilean General Banking Law was amended to allow local banks to engage in certain derivatives such as options, swaps and forward contracts over certain underlying assets, thereby eliminating prior existing legal impediments to those transactions.

Deposit Insurance

In Chile, the government guarantees up to 90% of the aggregate amount of certain time deposits held by individuals in the Chilean banking system. The government guarantee covers those obligations with a maximum value of UF120 per person (Ch$2.95 million or US$4,881.0 as of December 31, 2014) in each calendar year.

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

Minimum Capital

Under the Chilean General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$19,701.7 million or US$32.5 million as of December 31, 2014).

Capital Adequacy Requirements

The Chilean General Banking Law and the Regulations of the SBIF include a modified version of the capital adequacy guidelines issued by the Basel Committee. It provides that the capital and reserves of a bank, or basic capital, cannot be less than 3% of total assets net of allowances, and its “effective net equity” cannot be less than 8% of its risk-weighted assets net of required loan loss allowances. For a discussion about our capital adequacy requirements imposed by the SBIF in connection with the Banco Santander Colombia Acquisition, see “Item 4—Information on the Company—A. History and Development of the Company—History.”

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

Lending Limits

Under the Chilean General Banking Law, Chilean banks are subject to certain lending limits, including the following:

•	a bank cannot extend to any entity or individual (or any one group of related entities), directly or indirectly, unsecured credit in an amount that exceeds 10% of the bank’s effective net equity, or in an amount that exceeds 30% of its effective net equity if the excess over 10% is secured by certain assets with a value equal to or higher than such excess. In the case of foreign export trade financing, the ceiling for unsecured credits is also 10% and the ceiling for secured credits is also established at 30%. In the case of financing infrastructure projects built through the concession mechanism, the 10% ceiling for unsecured credits is 15% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession, while the ceiling for secured credits remains at 30%;

•	a bank cannot extend loans to another financial institution subject to the Chilean General Banking Law in an aggregate amount exceeding 30% of its effective net equity;

•	a bank cannot directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank;

•	a bank cannot lend, directly or indirectly, to a director or any other person who has the power to act on behalf of such bank; and

•	a bank cannot grant loans to related parties (which relation can arise from management or for ownership reasons, including holders of more than 1% of its shares, except in the case of companies which are actively traded on the Santiago Stock Exchange, like CorpBanca, in which case the limit is 5%) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. In addition, the aggregate amount of loans to a single group of related parties cannot exceed 5% of the bank’s effective net equity, or 25% if the excess thereof is secured by certain assets with a value equal to or greater than such excess, or by certain other collateral specified in the Chilean General Banking Law. The definitions of “related” and “group” for these purposes are determined by the SBIF. The aggregate amount of all credits granted to related parties of the bank cannot exceed its effective net equity.

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

Allowance for Loan Losses

Chilean banks are required to provide to the SBIF detailed information regarding their loan portfolio on a monthly basis. The SBIF examines and evaluates each financial institution’s credit management process, including its compliance with the loan classification guidelines. Banks are classified into four categories: 1, 2, 3 and 4. Each bank’s category depends on the models and methods used by the bank to classify its loan portfolio, as determined by the SBIF. Category 1 banks are those banks whose methods and models are satisfactory to the SBIF. Category 1 banks will be entitled to continue using the same methods and models they currently have in place. A bank classified as a category 2 bank will have to maintain the minimum levels of reserves established by the SBIF while its Board of Directors will be made aware of the problems detected by the SBIF and required to take steps to correct them. Banks classified as categories 3 and 4 will have to maintain the minimum levels of reserves established by the SBIF until they are authorized by the SBIF to do otherwise. CorpBanca is categorized as a “Category 1” bank.

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

Capital Markets

Under the Chilean General Banking Law, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as in financial leasing, mutual fund and investment fund administration, investment advisory services and merger and acquisition services. These subsidiaries are regulated by the SBIF and, in some cases, by the SVS, the regulator of the Chilean securities market and of open-stock (public) corporations.

MK3, approved by the Chilean Congress in June 2010, allowed non-Chilean banks with representative offices in Chile to promote their headquarter’s credit products and credit services directly in Chile. Before this reform, representative offices of non-Chilean Banks were only able to act as intermediaries between their parent companies and local companies.

Subsidiaries and Affiliated Companies

Chilean banks are authorized to create subsidiaries to engage in (1) brokerage of securities, (2) management of mutual funds, investment funds, offshore funds, housing funds or all the foregoing, (3) insurance brokerage, (4) leasing operations, (5) factoring operations, (6) securitization, (7) financial advisory, (8) custody and transportation of funds, (9) provision of other financial services as authorized by the SBIF, (10) real estate leasing, and (11) social security advice. These subsidiaries are regulated by the SBIF except for the cases referred to in (1), (2), (3) and (6) in which the SBIF may request information but the entities are regulated by the SVS or, with respect to social security, by the Superintendency of Pensions (Superintendencia de Pensiones). Currently, banks are not authorized to create or engage in the business of insurance companies (other than as insurance brokers) and pension funds or health insurance administrators.

Banks may also, with the prior authorization of the SBIF, create and participate in companies exclusively destined to the carrying out of activities in support of the main banking operations, such as credit card or debit card operators.

Legal Provisions Regarding Banking Institutions with Economic Difficulties

Liquidation of Chilean banks may not be ordered in bankruptcy procedures, except when undergoing voluntary liquidation. The Chilean General Banking Law provides that if specified adverse circumstances exist at any bank, its board of directors must correct the situation within 30 days from the date of receipt of the relevant financial statements. If the board of directors is unable to do so, it must call a special shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected within the term and in the manner agreed to at the meeting, or if the SBIF does not approve the board of directors proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the board of directors and from making any further investments in any instrument other than in instruments issued by the Central Bank of Chile. In such a case, or in the event that a bank is unable to make timely payment of its obligations or if a bank is under provisional administration of the SBIF, the Chilean General Banking Law provides that the bank may receive a two-year term loan from another bank which will be subordinated to other liabilities of the bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the SBIF, but need not be submitted to the borrowing bank’s shareholders for their approval. In any event, a creditor bank cannot grant interbank loans to an insolvent bank in an amount exceeding 25% of the creditor bank’s effective net equity. The board of directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, forgive debts or take any other valid measures for the payment of the debts. The terms of the reorganization plan must be the same for all the proposing bank creditors to whom such plan is applicable. From the date of submission of the reorganization plan until there is a decision from the creditors regarding such plan, the bank will only be required to pay demand liabilities. If the board of directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common shares in the amount required for the ratio of effective net equity to risk-weighted assets not to be lower than 12%. If the reorganization plan is rejected by the creditors, the bank must submit a new proposal which must include the capitalization in an amount required so that the ratio of effective net equity to risk-weighted assets not to be lower than 12%. If this second proposal is rejected, the SBIF will declare the bank into mandatory liquidation. If a bank fails to pay an obligation, it must notify the SBIF, which shall determine if the bank is solvent. Banks can be subject to a provisional administrator if there are reasons that affect its financial stability.

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

The Bicentennial Capital Markets Agenda

In May 2010, the Chilean government announced a capital markets reform entitled “Bicentennial Capital Markets Agenda” (Agenda del Mercado de Capitales Bicentenario), which the Chilean government intends to implement through various legislative initiatives and administrative reforms. The agenda seeks to further enhance the international integration of Chile’s financial market, create a regulatory framework that fosters innovation and entrepreneurship, continue the adoption of the best international practices on competition, supervision and transparency, increase the depth and liquidity of the financial system and widen its access to it.

The main features of this agenda include:

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

Implementation of this agenda is underway. Several administrative measures, such as the creation of the Financial Stability Council, were adopted. Some bills of law remain under discussion in Congress, such as the bill on competition in the financial system. However, some of the topics mentioned above, including the first, second, fourth and sixth bullets have been totally or partially implemented through laws already enacted.

Financial Stability Council

Decree No. 953 of 2011 of the Chilean Ministry of Finance created a Financial Stability Council composed by the three different superintendents with powers over the financial market (SVS, SBIF and the Superintendent of Pensions, or SAFP). The main purpose of the Financial Stability Council is for these different market regulators to exchange information and oversee the financial market as a whole.

Anti-Money Laundering, Anti-Terrorist Financing and Foreign Corrupt Practices Act Regulations

United States

We, as a foreign private issuer whose securities are registered under the U.S. Securities Exchange Act of 1934, are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA. The FCPA generally prohibits issuers and their directors, officers, employees and agents from using any means or instrumentality of U.S. interstate commerce in furtherance of any offer or payment of money to any foreign official or political party for the purpose of influencing a decision of such person in order to obtain or retain business. The accounting provisions of the FCPA require an issuer to maintain books and records and have a system of internal accounting controls sufficient to, among other things, provide reasonable assurances that transactions are executed and assets are accessed and accounted for in accordance with management’s authorization. Significant penalties and fines may be imposed against us, and/or our officers, directors, employees, and agents, for violations of the FCPA. Furthermore, we may be subject to a variety of U.S. anti-money laundering and anti-terrorist financing laws and regulations, such as including, but not limited to, the Bank Secrecy Act of 1970, as amended, and the USA PATRIOT ACT of 2001, as amended. A violation of such laws and regulations may result in substantial penalties, fines and imprisonment of our officers and/or directors.

Chile

The Anti-Money Laundering Act, or the AML Act requires banks, among others, to report any “suspicious transactions or activities” that they may become aware of in the ordinary course of their businesses to the Chilean Financial Analysis Unit (Unidad de Análisis Financiero), or FAU. “Suspicious activities or transactions” are defined by the AML Act as any act, operation or transaction that, in accordance with the uses and customs of the relevant activity, is considered unusual or devoid of apparent economic or legal justification or that may constitute any of the actions described in article 8 of Law No, 18,314 (terrorist actions), or entered into by an individual or a legal entity included in any resolution issued by the United Nations Security Council, whether carried out in an isolated or recurrent basis.

In accordance with the AML Act, banks must keep special records for any transaction in cash for amounts exceeding US$10,000, and report them to the FAU if so required by the latter authority.

In addition, the entities subject to the AML Act are also subject to Circular No. 49 issued by the FAU, which provides additional guidelines for the prevention of money laundering.

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

Colombia

The regulatory framework to prevent and control money laundering is contained in, among others, Decree 663 of 1993 and External Circular No. 029 of 2014 (Basic Legal Circular), Title IV, Chapter XI, “Instructions Related to Risk Management of Laundering and Terrorist Financing”, issued by the Colombian Superintendency of Finance, as well as Law 599 of 2000 (Colombian Criminal Code, as amended).

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

Anti-money laundering provisions have been complemented with provisions aimed at deterring terrorism financing. For that purpose, by means of External Circular 26 of 2008, the Colombian Superintendency of Finance has issued regulations requiring the implementation by financial institutions of a risk management system for money laundering and terrorism financing. These regulations emphasize “know your customer” policies and knowledge of customers and markets. They also establish processes and parameters to identify and monitor a financial institution’s customers. According to these regulations, financial institutions must cooperate with the appropriate authorities to prevent and control money laundering and terrorism.

Finally, the Colombian Criminal Code includes rules and regulations to prevent, control, detect, eliminate and adjudicate all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, and the lack of controls.

Recent Regulatory Developments in Chile

Capital Adequacy Requirements

In line with the future adoption of Basel II regulations in Chile, in 2010 the SBIF disclosed a proposal to increase the minimum regulatory capital ratio from the current 8% to 10%. This change requires an amendment to the Chilean General Banking Law by Congress. Although as of December 31, 2014, we had a regulatory capital ratio of 12.39% measured as Effective Equity / Credit Risk weighted average assets, this change, if adopted, could require us to inject additional capital in our business in the future.

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

In addition, Circular No. 2,131 issued by the SVS on November 28, 2013, added additional requirements regarding customer service for insurance customers. We do not expect these new regulations to have a material effect on our results of operations.

Finally, Circular No. 2,137, issued by the SVS on January 13, 2014, requires the adoption of IFRS by insurance brokerage companies beginning in 2015. We expect this requirement to initially affect the revenues of our subsidiary CorpBanca Corredora de Seguros, in its capacity as an insurance broker.

Modification to the AML Act

On January 9, 2015 Law N° 20.818 was enacted in order to modify certain parts of the AML Act by, among other things: (i) increasing the authority of the FAU; (ii) increasing the scope of entities that are subject to the AML Act; (iii) amending the definition of “suspicious activities or transactions”; (iv) reducing the minimum amounts of the cash transactions to be registered and potentially reported to the FAU; (v) amending the sanctions applicable to any breach to the AML Act; (vi) adding new base crimes for the crime of money laundering; (vii) requiring entities subject to the AML Act to report to the FAU any transaction entered into by any individual or entity contained in any resolution issued by the United Nations Security Council; and (viii) establishing the obligation of the entities subject the AML Act to register with the FAU.

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

Maximum Interest Rate

A new Chilean law regarding maximum interest rates was enacted on December 13, 2013 upon publication of Law 20,715 in the Chilean Official Gazette. This legislation affects all Chilean businesses that charge interest (including all banks) on loans up to UF 200 (approximately U.S.$8,400), including installment loans, credit cards, credit line loans and overdue loans. This regulation requires, among other things, a new method for calculating the maximum legal interest rate for loans not indexed to inflation with terms longer than 90 days, which results in a reduction of the maximum legal interest rate applicable to such debtors. We do not expect the enactment of this law to have a material effect on our results of operations.

Insolvency Law

Chilean banks are subject to special insolvency proceedings. Nevertheless, a bank can be subject to the general insolvency law in case it becomes insolvent during a voluntary liquidation of its assets. In that regard, the Chilean Congress approved a new Insolvency Act on October 29, 2013, which was published in the Official Gazette on January 9, 2014 and came into effect on October 9, 2014. The new Insolvency Act eliminates the distinction between merchants and other debtors, eliminates the classification of bankruptcies as negligent or fraudulent and modifies the Chilean Criminal Code in order to recognize certain criminal offences related to the conduct of the business of the debtor prior to the declaration of its bankruptcy, among other changes.

Under the new Insolvency Act, there are two types of proceedings, (i) liquidation proceedings which are very similar to existing bankruptcy proceedings, although they will be headed by a liquidator rather than a trustee (síndico) and (ii) reorganization proceedings. Under the new Insolvency Act, upon completion of a liquidation procedure, the debtor recovers the free administration and disposition of its assets and any outstanding debts against the debtor incurred prior to the commencement of the liquidation procedure will be deemed discharged as a matter of law. As a result, a creditor who fails to participate during the liquidation process will forfeit its past claims against the debtor. The reorganization proceedings, are more oriented to the continuation of the debtor’s business and, therefore, allow the debtor to seek protection from the courts, or Insolvency Protection”, for a term of 30 days, as from the date the reorganization proceeding is declared commenced by the competent court during which, among other effects, it cannot be put into liquidation, its assets cannot be foreclosed, the agreements entered into by it cannot be unilaterally terminated by the other party, the maturity of the indebtedness of the debtor cannot be accelerated or the securities granted by the debtor cannot be enforced by the creditor based on the commencement of the reorganization proceeding of the debtor’s insolvency. In the event that a creditor breaches this provision, its credit shall rank junior after all the other debts of the debtor. This 30-day term could be extended for 30 or 60 days if supported by creditors representing 30% or 50% of the debtors’ unrelated liabilities, respectively.

Pursuant to the provisions of the new Insolvency Act, it is possible for a debtor to commence a reorganization procedure not only through a court process, but also as an out-of-court agreement with its creditors, which shall then be approved by the court through a simple process. It is also now possible for the debtor and its creditors to agree in reorganization proposal including different conditions for different categories of creditors (e.g., secured and unsecured), which must be expressly approved by the remaining creditors.

The new Insolvency Act also allows the debtor under Insolvency Protection to contract debt to finance its operations (up to 20% of the debt it had at the commencement of the procedure), which shall rank senior with respect to the existing creditors (except for a few statutory preferences which shall remain in force) in case the reorganization agreement is not approved and the judge orders the liquidation of the company.

The new Insolvency Act amends claw-back period rules such that as a general rule any transfer, encumbrance or other transaction executed or granted by the debtor during the term of two years prior to the commencement of the reorganization or liquidation proceedings may be rendered ineffective if its proved before the court that such transfer, encumbrance or transaction: (i) was entered with the counterparty’s knowledge of the debtor’s bad business condition; and (ii) caused damages to the bankruptcy estate or has affected the parity that shall exist among creditors (e.g. that the transaction has not been entered into terms and conditions similar to those usually prevailing in the market at the time of its execution).

Notwithstanding the above, the new Insolvency Act maintains certain specific cases of ineffectiveness of any transfer, encumbrance or other transaction executed or granted during the term of one year prior to the commencement of the insolvency proceedings (which may be extended to two years in certain events), based on objective grounds, such as pre-payments, payments in terms different as originally agreed by the parties and the creation of security interests to guarantee pre-existing obligations. Also, agreements and changes to bylaws which decrease the capital of the debtor could be deemed ineffective if made during the six months prior to the commencement of the insolvency proceeding.

Finally, the new Insolvency Act regulates for the first time cross-border insolvency issues, allowing the recognition in Chile of foreign bankruptcy/liquidation proceedings. We do not expect the enactment of this law to have a material effect on our results of operations.

Tax Reform

On September 29, 2014, the Tax Reform was published in the Chilean Official Gazette, introducing the most significant amendments to the Chilean tax system over the last 30 years and strengthening the powers of the Chilean IRS to control and prevent tax avoidance. One of the main purposes of this reform was to finance major educational reforms under discussion in the Chilean Congress.

The Tax Reform contemplates, among other matters, changes to the corporate tax regime by allowing coexistence of two alternative tax regimes available to Chilean companies. Starting on January 1, 2017, Chilean companies, including us, will be required to opt between two tax systems: (i) an attributed income system or (ii) a partially integrated system.

•	Attributed income system: Under this system, companies will be subject to a corporate tax that would gradually increase to 25% over the course of the subsequent four years, commencing in 2014 (increasing each year to 21%, 22.5%, 24% and 25%, respectively). At the shareholder level, a 35% withholding tax would apply on an “attributed basis” from year 2017. As a result, any non-Chilean resident shareholder would be required to pay a 35% withholding tax while Chilean resident shareholders would be required to pay the progressive Impuesto Global Complementario (Complementary Global Tax), with rates ranging between 0% and 35%, regardless of whether the Chilean company makes a profit distribution or dividend payment. Shareholders would be able to credit the corporate tax already paid by the company against the withholding tax or the progressive complementary income tax. The actual income distribution to the shareholders would not be taxable.

•	Partially integrated system: Under this system, companies would be subject to a corporate tax of 27% (which would be also gradually increased). Then, when the income is actually withdrawn from a company, non-Chilean resident shareholders would be subject to a 35% withholding tax, while Chilean resident shareholders would be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 35%, against which only a 65% of the corporate tax will be allowed to be used as a credit against the withholding tax or the Complementary Global Tax; provided that, the deduction available to shareholders resident in a country with which Chile has an agreed tax treaty would be 100%.

Colombian Banking Regulation and Supervision

Colombian Banking Regulators

Pursuant to Colombia’s Constitution, the Colombian Congress has the power to prescribe the general legal framework within which the government may regulate the financial system. The agencies vested with the authority to regulate the financial system are the board of directors of the Central Bank of Colombia, the Colombian Ministry of Finance, the Colombian Superintendency of Finance, the Superintendency of Industry and Commerce, or SIC, and the Self-Regulatory Organization (Autorregulador del Mercado de Valores-AMV), or the SRO.

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

Colombian Ministry of Finance and Public Credit

One of the functions of the Colombian Ministry of Finance is to regulate all aspects of finance and insurance activities. As part of its duties, the Colombian Ministry of Finance issues decrees relating to financial matters that may affect banking operations in Colombia. In particular, the Colombian Ministry of Finance is responsible for regulations relating to capital adequacy, risk limitations, authorized operations, disclosure of information and accounting of financial institutions.

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

All capital market intermediaries, including CorpBanca Colombia and its subsidiaries, must become members of the SRO and are subject to its regulations.

Superintendency of Industry and Commerce

The SIC is the authority responsible for supervising and regulating competition in several industrial sectors, including financial institutions. The SIC is authorized to initiate administrative proceedings and impose sanctions on banks, including CorpBanca Colombia, whenever the financial entity behaves in a manner considered to be anti-competitive.

The Colombian Superintendency of Finance is the authority responsible for approving mergers, acquisitions and integrations between financial institutions such a CorpBanca Colombia. For such approvals, the Colombian Superintendency of Finance must obtain a non-binding prior written opinion by the SIC

Capital Adequacy Requirements

Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 2555 of 2010, as amended) are based on applicable Basel Committee standards. Decree 2555 of 2010, establishes four categories of assets, which are each assigned different risk weights, and require that a credit institution’s Technical Capital (as defined below) be at least 9% of that institution’s total risk-weighted assets.

On August 23, 2012, the Ministry of Finance issued Decree 1,771 amending the capital adequacy requirements set forth in Decree 2,555, and on September 2, 2014, the Ministry of Finance issued Decree 1,648, which amended, complemented and added provisos to the requirements established in Decree 1,771. The principal changes contained in Decree 1,771 and Decree 1,648 are:

•	technical capital will be the sum of ordinary primary capital (patrimonio básico ordinario or Common Equity Tier One), additional primary capital (patrimonio básico adicional or Additional Tier One), and secondary capital (patrimonio adicional or tier two capital) as opposed to the calculation noted above;

•	establishes new criteria for debt and equity instruments to be considered ordinary primary capital, additional primary capital and secondary capital is established. Additionally, the Colombian Superintendency of Finance will review whether a given instrument adequately complies with these criteria in order for an instrument to be considered tier one, additional tier one or tier two capital, upon request of the issuer. Debt and equity instruments that have not been classified by the SFC as ordinary primary capital or secondary capital, will not be considered tier one, additional tier one or tier two capital for purposes of capital adequacy requirements;

•	the minimum total solvency ratio remains at a minimum of 9% of the financial institution’s technical capital divided by total risk-weighted assets; however, each entity must also comply with a minimum basic solvency ratio of 4.5%, which is defined as the ordinary primary capital after deductions divided by the financial institution’s total risk-weighted assets. In addition, pursuant to Decree 1,771, solvency ratios must be met individually, by each credit institution, and must be met and monitored on a consolidated basis;

•	the calculation of the total solvency ratio will take into account operational risk; however the Colombian Superintendency of Finance has not yet defined the methodology to be used to estimate such effect; and

•	credit institutions will be able to include hybrids instruments designed to have characteristics of a fixed income and characteristics of equity market security, as part of its basic additional capital.

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

Minimum Capital Requirements

The minimum capital requirement for banks on an unconsolidated basis is established in Article 80 of the Financial Organic Statute. The minimum capital requirement for 2013 was COP$75,550 million, for 2014 is COP$77,016 million and such minimum capital requirement for 2015 is COP$79,835 million (for Banking Institutions). Failure to meet such requirement can result in the taking of possession (toma de posesión) of any financial institution, including CorpBanca Colombia, by the Colombian Superintendency of Finance. Minimum capital requirements are updated annually in January by the same percentage as the inflation percentage for the prior year. The levels of minimum capital requirements for each type of financial institution (financial corporations, financing companies, trust companies, etc) are different, with banks having the highest minimum amount. Additionally, there are capital requirements above this minimum for the purposes of credit exposure and derivatives transactions.

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

Foreign Currency Position Requirements

                According to External Resolutions 4 of 2007 issued on May 6 (Resolution 4), 2007 and 9 of 2013 issued on December 20, 2013 (Resolution 9) by the board of directors of the Central Bank of Colombia as amended by External Resolution 16 of 2014 applicable as of January 1, 2015, a financial institution’s foreign currency position (posición propia en moneda extranjera) is the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items), made or contingent, including those that may be sold in Colombian legal currency.

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

Deposit Insurance

In Colombia, the deposit insurance fund, FOGAFIN (Fondo de Garantías de Instituciones Financieras), guarantees up to COP$20 million (US$8,363.4 as of December 31, 2014) per person, for each institution calculated as the aggregate amount of time, savings and demand deposits held by individuals in a Colombian financial institution. Payment will be made in case of an administrative compulsory liquidation of the financial institution.

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

Credit institutions must maintain reserves of 11% over the following deposits, cash demands and other passive obligations:

•	Private demand deposits;

•	Government demand deposits;

•	Other deposits and liabilities; and

•	Savings deposits.

In addition, credit institutions must maintain reserves of 4.5% for term deposits with maturities fewer than 18 months and 0% for term deposits with maturities of more than 18 months.

Credit institutions may maintain these reserves in their accounts at the Central Bank of Colombia, or cash.

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

Notwithstanding the general rule set above regarding the lending limit of 10%, Decree 816 of 2014 was issued to promote the financing of fourth generation road concessions (concesiones de cuarta generación), and establishes that commercial banks can lend to a single borrower who is pursuing a fourth generation concession, a sum up to 25% its Technical Capital. Fourth generation concessions is a governmental program issued under the current administration of President Santos, through which the government plans to execute the construction of road infrastructure projects in association with private entities.

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

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our financial statements as well as “Item 5. Operating and Financial Review and Prospects”. Unless otherwise indicated, financial data in the following tables as of December 31, 2012, 2013 and 2014 has been expressed in Chilean pesos as of December 31, 2014. The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s CPI.

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

Rp=	1 + Np	-1	Rd=	(1 + Nd)(1 + D)	-1
	1 + 1			1+1

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal rates and rates for our assets and liabilities for the years ended December 31, 2012, 2013 and 2014.

	Year ended December 31,
	2012				2013				2014
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in millions of Ch$ except for percentages)
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	86,538	1,695	2.0%	(0.5)%	86,059	1,527	1.8%	(1.2%)	104,708	3,343	3.2%	(1.3)%
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	35,025	—	0.0%	(9.1)%	54,891	—	0.0%	6.7%	29,985	—	0.0%	10.0%

Total	121,563	1,695	1.4%	(2.3)%	140,950	1,527	1.8%	1.9%	134,692	3,343	2.5%	1.2%

Financial investments
Ch$	301,502	15,174	5.0%	3.5%	295,940	14,704	5.0%	1.9%	369,163	14,656	4.0%	(0.6)%
UF	490,627	26,562	5.4%	3.9%	242,954	10,107	4.2%	1.1%	179,187	15,844	8.8%	4.1%
Foreign currency	233,115	10,928	4.7%	(4.8)%	378,737	14,906	3.9%	10.9%	613,064	11,109	1.8%	12.0%

Total	1,025,244	52,664	5.1%	1.8%	917,630	39,718	4.3%	5.4%	1,161,414	41,610	3.6%	6.7%

Total loans
Ch$	3,023,707	299,441	9.9%	8.3%	3,281,015	328,549	10.0%	6.8%	3,197,553	305,184	9.5%	4.7%
UF	3,332,277	235,439	7.1%	5.5%	3,651,479	245,383	6.7%	3.6%	3,544,600	373,539	10.5%	5.7%
Foreign currency	3,069,808	158,377	5.2%	(4.4)%	4,573,453	359,714	7.9%	15.1%	7,153,353	566,525	7.9%	18.7%

Total	9,425,792	693,257	7.4%	3.2%	11,505,946	933,646	8.1%	9.1%	13,895,505	1,245,248	9.0%	12.1%

Year ended December 31,
2012	2013	2014
Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
(in millions of Ch$ except for percentages)
Interbank loans
Ch$	193,604	9,445	4.9%	3.3%	261,151	12,510	4.8%	1.7	294,778	9,837	3.3%	(1.2)%
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	169,603	2,079	1.2%	(7.9)%	122,894	2,164	1.8%	8.6	117,177	1,164	1.0%	11.1%

Total	363,207	11,524	3.2%	(1.9)%	384,045	14,673	3.8%	3.9%	411,955	11,000	2.7%	2.3%

Investment under resale agreements
Ch$	19,730	1,394	7.1%	5.5%	31,514	1,930	6.1%	3.0%	31,891	1,328	4.2%	(0.4)%
UF	1,022	71	6.9%	5.4%	1,021	20	2.0%	(1.0)%	649	37	5.7%	1.1%
Foreign currency	127,426	210	0.2%	(8.9)%	122,577	13,185	10.8%	18.2%	152,590	12,190	8.0	%-	18.7%

Total	148,178	1,675	1.1%	(6.9)%	155,110	15,135	9.8%	15.0%	185,129	13,555	7.3%	15.4%

Other interest earning assets
Ch$	3	—	0.0%	0.0%	23	—	0.0%	0.0%	14	—	0.0%	0.0%
UF	—	—	0.0%	0.0%	—	—	0.0%	0.0%	—	—	0.0%	0.0%
Foreign currency	329,593	2,177	0.7%	(8.5%)	551,272	2,407	0.4%	7.2%	920,043	5,368	0.6%	10.6%

Total	329,596	2,177	0.7%	8.5%)	551,295	2,407	0.4%	7.2%	920,057	5,368	0.6%	10.6%

Total interest earning assets
Ch$	3,625,084	327,149	9.0%	7.4%	3,955,700	359,220	9.1%	5.9%	3,998,106	334,348	8.4%	3.6%
UF	3,823,926	262,072	6.9%	5.3%	3,895,453	255,511	6.6%	3.5%	3,724,436	389,421	10.5%	5.6%
Foreign currency	3,964,570	173,771	4.4%	(5.1)%	5,803,822	392,376	6.8%	13.9%	8,986,211	596,356	6.6%	17.3%

Total	11,413,580	762,992	6.7%	2.4%	13,654,975	1,007,106	7.4%	8.6%	16,708,753	1,320,124	7.9%	11.4%

	Year ended December 31,
	2012				2013				2014
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in millions of Ch$)
NON-INTEREST EARNING ASSETS
Cash
Ch$	262,602				291,785				345,073
UF	—				—				—
Foreign currency	146,211				156,375				225,628

Total	408,813				448,160				570,701

Allowance for loan losses
Ch$	104,575				112,627				116,108
UF	—				—				—
Foreign currency	58,900				114,653				204,710

Total	163,475				227,280				320,818

Property, plant and equipment
Ch$	55,913				47,642				37,972
UF	—				—				—
Foreign currency	12,337				30,532				60,993

Total	68,250				78,164				98,965

Derivatives
Ch$	269,632				291,884				553,029
UF	—				—				—
Foreign currency	13,846				27,085				75,753

Total	283,478				318,970				628,782

Other assets
Ch$	497,644				555,959				623,043
UF	10,426				2,901				15,365
Foreign currency	197,836				566,368				1,129,468

Total	705,906				1,125.228				1,767,877

	Year ended December 31,
	2012				2013				2014
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in millions of Ch$)
Total non-interest earning assets
Ch$	981,216				1,074,643				1,443,009
UF	10,426				2,901				15,365
Foreign currency	311,330				665,698				1,287,132

Total	1,302,972				1.743.242				2,745,506

Total assets(1)
Ch$	4,606,300	327,149			5,030,344	359,220			5,441,115	334,348
UF	3,834,352	262,072			3,898,354	255,511			3,739,801	389,421
Foreign currency	4,275,900	173,771			6,469,521	392,376			10,273,344	596,356

Total	12,716,552	762,992			15,398,217	1,007,106			19,454,259	1,320,124

(1)	Represents total of interest earning and non-interest earning assets.

	Year ended December 31,
	2012				2013				2014
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in millions of Ch$ except for percentages)
INTEREST BEARING LIABILITIES
Time Deposits
Ch$	4,219,993	267,721	6.3%	4.8%	4,020,819	240,879	6.0%	2.9%	4,099,207	193,573	4.7%	0.1%
UF	568,003	33,422	5.9%	4.3%	550,376	30,390	5.5%	2.4%	438,503	34,295	7.8%	3.1%
Foreign currency	1,851,521	58,498	3.2%	(6.2)%	2,484,695	90,374	3.6%	10.6%	3,311,784	121,297	3.7%	14.0%

Total	6,639,517	359,641	5.4%	1.7%	7,055,890	361,643	5.1%	5.6%	7,849,494	349,165	4.4%	6.1%

Central Bank borrowings
Ch$	39	—	—	—	—	—	—	—	—	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	39	—	—	—	—	—	—	—	—	—	—	—

Repurchase agreements
Ch$	209,370	12,085	5.8%	4.2%	95,836	4,924	5.1%	2.1%	35,219	1,459	4.1%	(0.4)%
UF	575	54	9.4%	7.8%	—	167	0.0%	(2.9)%	—	35	0.0%	0.0%
Foreign currency	134,348	3,612	2.7%	(6.6)%	173,583	9,645	5.6%	12.6%	309,878	26,648	8.6%	19.4%

Total	344,293	15,751	4.6%	0.0%	269,419	14,736	5.5%	8.9%	345,097	28,142	8.2%	17.4%

Mortgage finance bonds
Ch$	90	2	2.2%	0.7%	20	1	5.0%	1.9%	11	1	9.1%	4.3%
UF	161,493	10,997	6.8%	5.2%	130,971	8,322	6.4%	3.3%	105,840	10,465	9.9%	5.1%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	161,583	10,999	6.8%	5.2%	130,991	8,323	6.4%	3.3%	105,851	10,466	9.9%	5.1%

Bonds
Ch$	45,526	14,046	30.9%	28.9%	46,211	32,076	69.4%	64.5%	46,300	3,177	6.9%	2.2%
UF	1,468,606	79,905	5.4%	3.9%	1,547,176	73,895	4.8%	1.7%	1,593,564	148,277	9.3%	4.5%
Foreign currency	76,830	3,605	4.7%	(4.8)%	606,158	13,917	2.3%	9.1%	970,044	49,350	5.1%	15.6%

Total	1,590,962	97,556	6.1%	4.2%	2,199,545	119,888	5.5%	5.1%	2,609,908	200,804	7.7%	8.6%

	Year ended December 31,
	2012				2013				2014
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in millions of Ch$ except for percentages)
Other interest bearing liabilities
Ch$	420,574	4,099	1.0%	(0.5)%	519,568	(3,888)	(0.7%)	(3.6%)	665,991	5,988	0.9%	(3.5)%
UF	19,458	2,222	11.4%	9.8%	16,224	1,459	9.0%	5.8%	14,344	3,568	24.9%	19.4%
Foreign currency	1,645,130	15,848	1.0%	(8.2)%	1,747,481	47,255	2.7%	(0.3%)	2,529,723	91,107	3.6%	13.9%

Total	2,085,162	22,169	1.1%	(6.5)%	2,283,273	44,826	2.0%	(1.0%)	3,210,058	100,663	3.1%	10.3%

Total interest bearing liabilities
Ch$	4,895,592	297,953	6.1%	4.5%	4,682,454	273,992	2.3%	(0.7%)	4,846,728	204,198	4.2%	(0.4)%
)%UF	2,218,135	126,600	5.7%	4.1%	2,244,747	114,233	5.7%	2.6%	2,152,251	196,640	9.1%	4.3%
Foreign currency	3,707,829	81,563	2.2%	(7.1)%	5,011,917	161,191	3.2%	0.2%	7,121,429	288,402	4.0%	14.4%

Total	10,821,556	506,116	4.7%	0.5%	11,939,118	549,416	4.6%	0.3%	14,120,408	689,240	4.9%	7.8%

	Year ended December 31,
	2012				2013				2014
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in millions of Ch$)
NON-INTEREST EARNING LIABILITIES
Non-interest-bearing demand deposits
Ch$	352,402				383,346				447,300
UF	3,951				10,412				10,046
Foreign currency	160,581				1,077,716				2,274,274

Total	516,934				1,471,475				2,731,621

Derivatives
Ch$	187,866				210,393				481,386
UF	—				—				—
Foreign currency	17,083				20,286				38,768

Total	204,949				230,679				520,154

Other non-interest-bearing
Ch$	150,297				185,812				262,949
UF	1,689				1,190				686
Foreign currency	109,685				193,931				313,715

Total	261,671				380,933				577,350

Shareholders’ equity
Ch$	809,239				1,218,551				1,498,598
UF	—				—				—
Foreign currency	102,203				157,461				6,129

Total	911,442				1,376,012				1,504,727
Total non-interest-bearing liabilities and shareholders’ equity
Ch$	1,499,804				1,998,102				2,690,233
UF	5,640				11,602				10,732
Foreign currency	389,552				1,449,395				2,632,886

Total	1,894,996				3,459,098				5,333,852
Total liabilities and shareholders’ equity (1)
Ch$	6,395,396	297,953			6,680,556	273,992			7,536,961	204,198
UF	2,223,775	126,600			2,256,349	114,233			2,162,983	196,640
Foreign currency	4,097,381	81,563			6,461,312	161,191			9,754,315	288,402

Total	12,716,552	506,116			15,398,217	549,416			19,454,259	689,240

(1)	Represents total of interest bearing and non-interest bearing liabilities and shareholders’ equity.

Interest-earning Assets—Net Interest Margin

The following tables analyze, by currency of denomination, our levels of average interest-earning assets and net interest, and illustrate the comparative margins obtained, for each of the periods indicated:

	For the Year Ended December 31,
	2012		2013		2014
	(in million of Ch$ except for percentages)
Total average Interest earning assets
Ch$		3,625,084		3,955,700		3,998,106
UF		3,823,926		3,895,453		3,724,436
Foreign currency		3,964,570		5,803,822		8,986,211

Total	Ch$	11,413,580	Ch$	13,654,975	Ch$	16,708,753

Net interest earned (1)
Ch$		29,196		85,228		130,150
UF		135,472		141,278		192,781
Foreign currency		92,208		231,184		307,953

Total	Ch$	256,876	Ch$	457,690	Ch$	630,884

Net interest margin, nominal basis(2)
Ch$		0.8%		2.2%		3.3%
UF		3.5%		3.6%		5.2%
Foreign currency		2.3%		4.0%		3.4%

Total		2.3%		3.4%		3.8%

-

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income and Interest Expense—Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our net interest income between changes in the average volume of interest-earning assets and interest bearing liabilities and changes in their –respective nominal interest rates from 2012 to 2013 and 2013 to 2014. Volume and rate variances have been calculated based on movements in average balances over the year and changes in nominal interest rates, average interest-earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Increase (Decrease) from 2012 to 2013 due to changes in			Net Change from 2012 to 2013
	Volume	Rate	Rate and Volume
	(in millions of Ch$)
ASSETS
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	(8)	(2)	(156)	(167)
UF	—	—	—	—
Foreign currency	—	—	—	—

Total	(8)	(2)	(156)	(167)

Financial Investments
Ch$	(280)	(2)	(188)	(470)
UF	(13,408)	(62)	(2,984)	(16,454)
Foreign currency	6,826	—	(2,848)	3,978

Total	(6,892)	(62)	(6,021)	(12,946)

Total Loans
Ch$	25,481	33	3,593	29,108
UF	22,553	(115)	(12,495)	9,944
Foreign currency	77,576	831	122,930	201,337

Total	125,610	749	114,029	240,388

Interbank Loans
Ch$	3,296	(2)	(230)	3,064
UF	—	—	—	—
Foreign currency	(573)	9	648	85

Total	2,723	7	420	3,150

Investment under resale agreements
Ch$	832	(2)	(294)	536
UF	—	(1)	(50)	(51)
Foreign currency	(8)	135	12,848	12,975

Total	824	133	12,503	13,460

Other interest earning assets
Ch$	—	—	—	—
UF	—	—	—	—
Foreign currency	1,464	(7)	(1,228)	229

Total	1,464	(7)	(1,228)	229

Total interest earning assets
Ch$	29,320	26	2,724	32,071
UF	9,146	(176)	(15,529)	(6,561)
Foreign currency	85,285	967	132,351	218,604

Total	123,751	818	119,547	244,114

	Increase (Decrease) from 2012 to 2013 due to changes in			Net Change from 2012 to 2013
	Volume	Rate	Rate and Volume
	(in millions of Ch$)
LIABILITIES
INTEREST BEARING LIABILITIES
Time Deposits
Ch$	(12,636)	(149)	(14,056)	(26,842)
UF	(1,037)	(21)	(1,974)	(3,032)
Foreign currency	20,005	88	11,783	31,876

Total	6,332	(81)	(4,248)	2,003

Central Bank borrowings
Ch$	—	—	—	—
UF	—	—	—	—
Foreign currency	—	—	—	—

Total	—	—	—	—

Repurchase Agreements
Ch$	(6,553)	(13)	(594)	(7,161)
UF	(54)	(1)	168	113
Foreign currency	1,055	39	4,940	6,033

Total	(5,552)	25	4,513	(1,015)

Mortgage finance bonds
Ch$	(2)	—	2	—
UF	(2,078)	(7)	(589)	(2,675)
Foreign currency	—	—	—	—

Total	(2,080)	(7)	(588)	(2,675)

Bonds
Ch$	211	176	17,643	18,030
UF	4,275	(98)	(10,187)	(6,010)
Foreign currency	24,837	(18)	(14,506)	10,312

Total	29,323	60	(7,050)	22,332

Other interest bearing liabilities
Ch$	965	(72)	(8,878)	7,897
UF	(369)	(5)	(390)	(763)
Foreign currency	986	286	30,135	31,407

Total	1,580	209	20,866	22,657

Total interest bearing liabilities
Ch$	(18,015)	(59)	(5,854)	(23,960)
UF	737	(131)	(12,962)	(12,367)
Foreign currency	46,882	395	32,351	79,628

Total	29,603	205	13,494	43,301

	Increase (Decrease) from 2013 to 2014 due to changes in
	Volume	Rate	Rate and Volume	Net Change from 2013 to 2014
	(in millions of Ch$)
ASSETS
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	331	12	1,474	1,816
UF	—	—	—	—
Foreign currency	—	—	—	—

Total	331	12	1,474	1,816

Financial Investments
Ch$	3,638	(30)	(3,657)	(48)
UF	(2,653)	114	8,276	5,737
Foreign currency	9,222	—	(13,019)	(3,797)

Total	10,208	85	(8,400)	1,892

Total Loans
Ch$	(8,358)	(154)	(14,853)	(23,365)
UF	(7,182)	1,394	133,943	128,156
Foreign currency	202,916	25	3,870	206,811

Total	187,376	1,265	122,960	311,601

Interbank Loans
Ch$	1,611	(38)	(4,246)	(2,673)
UF	—	—	—	—
Foreign currency	(101)	(9)	(890)	(1,000)

Total	1,510	(47)	(5,135)	(3,672)

Investment under resale agreements
Ch$	23	(6)	(618)	(602)
UF	(7)	0	24	17
Foreign currency	3,228	(34)	(4,189)	(995)

Total	3,244	(40)	(4,785)	(1,580)

Other interest earning assets
Ch$	—	—	—	—
UF	—	—	—	—
Foreign currency	1,610	8	1,343	2,961

Total	1,610	8	1,343	2,961

Total interest earning assets
Ch$	(2,755)	(215)	(21,901)	(24,872)
UF	(9,841)	1,509	142,243	133,910
Foreign currency	216,875	(10)	(12,886)	203,980

Total	204,278	1,284	107,457	313,018

	Increase (Decrease) from 2013 to 2014 due to changes in			Net Change from 2013 to 2014
	Volume	Rate	Rate and Volume
	(in millions of Ch$)
LIABILITIES
INTEREST BEARING LIABILITIES
Time Deposits
Ch$	4,696	(510)	(51,491)	(47,306)
UF	(6,177)	127	9,956	3,905
Foreign currency	30,083	6	834	30,923

Total	28,602	(377)	(40,702)	(12,477)

Central Bank borrowings
Ch$	—	—	—	—
UF	—	—	—	—
Foreign currency	—	—	—	—

Total	—	—	—	—

Repurchase Agreements
Ch$	(3,114)	(10)	(341)	(3,465)
UF	—	—	(132)	(132)
Foreign currency	7,573	53	9,377	17,003

Total	4,459	43	8,904	13,406

Mortgage finance bonds
Ch$	—	—	—	—
UF	(1,597)	46	3,694	2,143
Foreign currency	—	—	—	—

Total	(1,597)	46	3,694	2,143

Bonds
Ch$	62	(289)	(28,672)	(28,899)
UF	2,216	701	71,466	74,382
Foreign currency	8,355	169	26,910	35,433

Total	10,632	581	69,704	80,916

Other interest bearing liabilities
Ch$	(1,096)	86	10,887	9,876
UF	(169)	26	2,251	2,109
Foreign currency	21,153	157	22,542	43,852

Total	19,887	268	35,680	55,837

Total interest bearing liabilities
Ch$	547	(723)	(69,617)	(69,794)
UF	(5,727)	899	87,235	82,407
Foreign currency	67,163	385	59,663	127,211

Total	61,983	561	77,281	139,824

Return on Equity and Assets

The following tables set forth our return on average shareholders’ equity and average total assets and related information for each of the periods indicated.

	Years ended December 31,
	2012	2013	2014
	(in millions of Ch$, except for percentages)
Net Income	119,153	175,239	273,701
Net income attributable to the equity holders of the Bank	119,102	162,422	233,997
Average total assets	12,716,553	15,398,217	19,454,259
Average equity	911,442	1,376,012	1,504,727
Net income as a percentage of:
Average total assets	0.94%	1.14%	1.41%
Average equity	13.07%	12.74%	18.19%
Average equity as a percentage of:
Average total assets	7.17%	8.94%	7.73%
Proposed cash dividend(1)	60,040	88,403	113,130
Dividend payout ratio, based on net income attributable to shareholders	50%	57%	50%

(1)	The proposed cash dividend for the year ended December 31, 2014, was approved in the ordinary shareholders’ meeting held on March 12, 2015.

Investment Portfolio

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held to maturity.

Financial investments as of December 31, 2012, 2013 and 2014 are as follows:

	As of December 31,
	2012	2013	2014
	(in millions of Ch$)
Held-for-trading:

Chilean Central Bank and Government securities:
Chilean Central Bank bonds	2,543	746	—
Chilean Central Bank notes	—	—	—
Other Chilean Central Bank and Government securities	—	9,106	4,822

Other national institution securities:
Bonds	2,102	—	2,548
Notes	28,218	18,582	13,320
Other securities	276	133	15

Foreign institution securities:
Bonds	101,114	326,141	542,791
Notes	—	—	—
Other securities	3,409	64,443	110,615

Mutual funds investments
Funds managed by related organizations	6,336	12,495	11,787
Funds managed by third parties	15,900	37	—

Total	159,898	431,683	685,898

	As of December 31,
	2012	2013	2014
Available-for-sale	(in millions of Ch$)

Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	329,066	334,718	276,487
Chilean Central Bank Notes	69,706	847	253,999
Other Government securities	46,203	21,769	6,442

Other financial instruments
Promissory notes related to deposits in local banks	338,747	78,712	54,162
Chilean mortgage finance bonds	349	313	203
Chilean financial institutions bonds	66,231	17,985	—
Other local investments	41,019	136,623	51,526

Financial instruments issued abroad
Foreign government and central banks instruments	206,296	212,280	434,392
Other foreign investments	14,818	85,840	79,685
Impairment provision	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—
Other investments	—	—	—
Impairment provision	—	—	—

Total	1,112,435	889,087	1,156,896

	As of December 31,
	2012	2013	2014
Held to maturity	(in millions of Ch$)

Central Bank and Government securities
Chilean Central Bank securities	—	—	—
Chilean treasury bonds	—	—	—
Other Government securities	—	—	—

Other financial instruments
Promissory notes related to deposits in local banks	—	—	—
Chilean mortgage finance bonds
Chilean financial institution bonds	—	—	—
Other local investments	10,099	8,632	7,175

Financial instruments issued abroad
Foreign government and central banks instruments	74,259	93,750	—
Other foreign investments	20,619	135,140	183,502
Impairment provision	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—
Other investments	—	—	—
Impairment provision	—	—	—

Total	104,977	237,522	190,677

We do not hold securities of any issuer other than the Central Bank of Chile and the Colombian Ministry of Finance, in which the aggregate book value of the investment in such securities exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2014:

Held-for-trading	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Central Bank and Government securities:
Chilean Central Bank securities	—	—	—	—	—	—	—	—	—
Chilean Central Bank notes	—	—	—	—	—	—	—	—	—
Others Government securities	4,822	—	—	—	—	—	—	—	4,822

Other national institution securities:
Bonds	1,968	86.85	343	87.6	51	87.6	186	19.3	2,548
Notes	13,320	—	—	—	—	—	—	—	13,320
Other securities	15	—	—	—	—	—	—	—	15

Foreign institution securities:
Bonds	423,509	0.05	115,100	—	1,596	0.1	2,587	0.1	542,791
Notes	—	—	—	—	—	—	—	—	—
Other securities	9,085	2.26	27,119	2.3	74,284	2.2	128	0.1	110,615

Mutual fund investments:
Funds managed by related organizations	11,787	—	—	—	—	—	—	—	11,787
Funds managed by third parties	—	—	—	—	—	—	—	—	—

Total Held-for-trading	464,505	0.46	142,562	0.7	75,931	2.2	2,901	1.3	685,898

Available-for-sale	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Chilean Central Bank and Government securities:
Chilean Central Bank securities	13,736	3.07	256,268	2.97	6,483	4.24	—	—	276,487
Chilean treasury bonds	12,018	2.92	173,958	3.23	68,023	1.36	—	—	253,999
Others Government securities	5,641	2.90	801	2.83	—	—	—	—	6,442

Other financial instruments:
Promissory notes related to deposits in local banks	15,680	0.29	38,482	1.86	—	—	—	—	54,162
Chilean mortgage finance bonds	45	5.15	80	4.44	73	3.91	5	3.7	203
Chilean financial institution bonds	—	—	—	—	—	—	—	—	—
Other local investments	4,920	5.53	23,506	5.53	23,100	5.53	—	—	51,526

Financial instruments issued abroad:
Foreign Government and central bank instruments	24,985	0.09	73,043	0.07	288,168	0.08	48,196	—	434,392
Other foreign investments	30,436	11.08	20,607	5.00	28,643	4.94	—	—	79,685
Impairment provision	—	—	—	—	—	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other foreign investments	—	—	—	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—	—	—	—

Total	107,461	1.19	586,746	2.61	414,489	0.65	48,201	0.0	1,156,896

Held to maturity	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
(in millions of Ch$, except for percentages)
Chilean Central Bank and Government securities:
Chilean Central Bank securities	—	—	—	—	—	—	—	—	—
Chilean treasury bonds	—	—	—	—	—	—	—	—	—
Other Government securities	—	—	—	—	—	—	—	—	—

Other financial instruments:
Promissory notes related to deposits in local banks	—	—	—	—	—	—	—	—	—
Chilean mortgage finance bonds	—	—	—	—	—	—	—	—	—
Chilean financial institution bonds	—	—	—	—	—	—	—	—	—
Other local investments	2,013	3.02	5,162	3.02	—	—	—	—	7,175

Financial instruments issued abroad:
Foreign government and central bank instruments	—	—	—	—	—	—	—	—	—
Other foreign investments	166,998	0.01	16,504	—	—	—	—	—	183,502
Impairment provision	—	—	—	—	—	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—	—	—	—

Total	169,011	0.036	21,665	0.72	—	—	—	—	190,677

Loan portfolio

The following table presents our loans by type of loan. Except where otherwise specified, all loan amounts stated below are before deduction for the allowance for loan losses. Total loans reflect our loan portfolio, including past due principal amounts.

	As of December 31,
	2010	2011	2012	2013	2014
	(in millions of Ch$)
Commercial loans
Commercial loans	3,367,491	4,345,731	6,453,176	7,689,427	8,303,078
Foreign trade loans	260,976	388,981	424,824	459,074	505,551
Current account debtors	52,362	13,499	29,245	27,935	34,850
Factoring operations	66,616	95,026	87,622	75,384	69,914
Leasing transactions	280,535	293,726	341,294	811,882	866,492
Other loans and receivables	1,261	78,433	158,699	221,754	310,590

Subtotals	4,029,241	5,215,396	7,494,860	9,285,456	10,090,475

Mortgage loans
Letters of credit loans	122,933	102,377	87,211	74,049	64,622
Endorsable mutual mortgage loans	272,829	241,653	216,627	196,359	182,314
Other mutual mortgage loans	585,104	785,537	1,186,207	1,419,811	1,666,311
Leasing transactions	146	138	61	260,883	280,573
Other loans and receivables	51,627	46,223	41,869	37,874	35,738

Subtotals	1,032,639	1,175,928	1,531,975	1,988,976	2,229,558

Consumer loans
Consumer loans	276,296	266,953	779,735	1,061,996	1,130,858
Current account debtors	24,901	25,454	29,398	40,012	47,564
Credit card debtors	54,386	55,278	156,939	228,776	241,701
Consumer leasing transactions	708	729	782	21,582	19,761
Other loans and receivables	51,024	74,707	109,802	270,883	269,958

Subtotals	407,315	423,121	1,076,656	1,623,249	1,709,842

Subtotal Loans	5,469,195	6,814,445	10,103,491	12,897,681	14,029,875

Loans and receivables to banks	64,187	304,622	482,549	218,081	814,480

Total(1)	5,533,382	7,119,067	10,586,040	13,115,762	14,844,355

(1)	All of the above categories, except mortgage loans and loans and receivables to banks, are combined into “Loans” as reported in the tables set forth under “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities”.

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

Mortgage loans

These loans are either inflation-indexed (denominated in UF) or denominated in Chilean pesos at fixed rates. These loans are long-term with monthly payments of principal and interest secured by a real property mortgage. Mortgage loans represent the largest portion of our portfolio of loans to individuals. As required by the SBIF, mortgage loans include the loans granted to individuals in order to acquire, expand, repair or construct their houses. Mortgage loans include letters of credit loans, endorsable mutual mortgage loans or other mutual mortgage loans. In relation to the letters of credit loans, Chapter 9-1 of the Regulations of the SBIF states that the banks may originate these products only in the granting of loans for acquisition, construction or extension of houses, as long as the loans are granted to the final users of such properties. In the other loans that are granted, such as those to construction companies for the construction of one or more houses, we are required to use letters of credit for general purposes. Regarding endorsable mortgage loans, Chapter 8-4 of the Regulations of the SBIF, states that the banks are allowed to grant endorsable loans with mortgage guarantees, subject to the provisions stipulated in No. 7 of Article 69 of the General Law on Banks and in the previously mentioned Chapter. Other mortgage loans includes the complementary credits to the loans granted for these same purposes and the linkage credits granted before the granting of the mortgage loans. It considers also the leasing operations for housing and other accounts receivable. Any credit granted to pay or restructure all or part of the previously mentioned credits, shall also be included in this item. Mortgage loans denominated in UF are financed in two ways: traditional mortgage loans are financed by letters of credit loans that we issue and sell in the Chilean financial market, and new and flexible mortgages are financed by our own funds. Mortgage loans denominated in Chilean pesos are financed by our own funds and through liabilities denominated in Chilean pesos with durations of two to five years. We no longer offer mortgage loans denominated in Chilean pesos because there was low demand for that product. At the time of approval, the amount of a mortgage loan cannot be more than 75% of the lower of the purchase price or the appraised value of the mortgaged property. Interest accrues daily based on a 360-day year. Although we have allowances for mortgage loan losses, mortgage loans are ultimately secured by the mortgaged property.

The balances of the renegotiated mortgage loans as of December 31, 2012, 2013 and 2014 were as follows:

	As of December 31,
	2012	2013	2014
	(in millions of Ch$)
Opening balance(1)	1,794	1,748	3,090
Renegotiated(2)	699	4,744	3,170
Recovery(3)	(745)	(2,828)	(252)
Write-offs(4)	—	(574)	(94)

Final balance	1,748	3,090	5,914

-

(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.

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

The balances of the renegotiated consumer loans as of December 31, 2012, 2013 and 2014 were as follows:

	As of December 31,
	2012	2013	2014
	(in millions of Ch$)
Opening balance(1)	49,977	58,803	82,483
Renegotiated(2)	40,674	68,049	68,169
Recovery(3)	(21,930)	(31,182)	(34,660)
Write-offs(4)	(9,918)	(13,187)	(9,088)

Final balance	58,803	82,483	106,904

-

(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.

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

The above-mentioned concessions are considered on a case-by-case basis. The grant of any concessions will depend on the situation of each customer and pursuant to the analysis by the branch agent in charge of such loan. We do not quantify the balance of consumer loans we have renegotiated by type of concession.

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

Contingent loans, are those operations or commitments in which the bank assumes a credit risk upon committing itself to third parties, before the occurrence of a future fact, to make a payment or disbursement that must be recovered from its clients.

The Bank keeps a record of the following balances related to commitments or to liabilities of its own line of business in memorandum accounts: collateral and guarantees, confirmed foreign letters of credit, documentary letters of credit issued, bank vouchers, inter-bank vouchers, freely disposable lines of credit, other credit commitments and other contingencies.

See Note 1 “General Information and summary of significant accounting policies” and Note 22 “Contingencies, commitments and responsibilities” to our audited consolidated financial statements included herein for a better understanding and analysis of the figures held off sheet balance.

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

The method of determining the allowance and provision for loan losses described in this section represents Chilean Bank GAAP accounting and is a regulatory required disclosure. This information has been provided in order to provide the reader with a more in-depth analysis. Notwithstanding, our allowance and provision for loan losses as recorded in our financial statements included herein have been determined in accordance with IFRS.

Normalization Portfolio

The balances of the normalization portfolio for 2012, 2013 and 2014 are as follows:

	As of December 31,
	2012	2013	2014
	(in millions of Ch$)
Opening balance(1)	125,742	124,047	144,748
Additions to normalization portfolio(2)	41,667	88,797	91,274
Recovery(3)	(27,810)	(43,748)	(41,413)
Write-offs(4)	(15,552)	(24,348)	(12,699)

Final balance(5)	124,047	144,748	181,909

(1)	Corresponds to the opening balance of the normalization portfolio.
(2)	Corresponds to the additions to the normalization loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from normalization loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.
(5)	Corresponds to the ending balance of the normalization portfolio.

We have a group that handles loans referred to as our normalization portfolio. The activities of such group include:

•	Analysis of the status of borrowers to assess the chances of recovery;

•	Establishing strategies and action plans to arrive at negotiated payment schedules;

•	Making the decision, based on the compliance with negotiated payment schedules, whether to transfer debtors to court collection;

•	Supervising and monitoring the progress of legal collection; and

•	Establishing mechanisms for the control and monitoring of impaired customers and the transfer of such customers to the functional area of normalization.

Given that the group acts as one unit and the group’s aim is the management of this portfolio as a whole, we believe that the activity in the table presented above best represents the activities that we undertake with respect to those loans. The main difference between normalization portfolio and renegotiated portfolio for commercial loans, is that loans may be transferred to the normalization portfolio prior to the commencement of the renegotiation process to the extent, as defined internally, that the loan has demonstrated evidence of credit deterioration through deterioration in rating category, among others, requiring specific portfolio management procedures.

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

Commercial loans. Our risk index as of December 31, 2012, 2013 and 2014 was 1.1%, 1.0% and 1.0% respectively. The quality of our commercial loans depends on Chilean GDP growth, interest rates, changes in regulations, the general level of indebtedness and other economic conditions. Commercial loans include foreign trade loans, leasing contracts and factored receivables.

The main objective of our credit risk division is to maintain an adequate risk-return ratio for our assets, providing balance between commercial business goals and sound risk acceptance criteria, in accordance with our strategic objectives. This division’s work is based on its associates’ experience in evaluating credit risk using specialized, segmented management techniques, which has enabled it to build a sound, risk-conscious culture aligned with our strategy.

Such division helps define credit processes for the companies segment, including approval, monitoring and collections practices, using a regulatory and preventive outlook on credit risk. It also actively participates in loan approval and monitoring processes, which has helped us spread a risk-focused culture throughout the bank, reinforced by ongoing training for sales and risk executives. The division also directly manages higher risk loans in order to maximize recovery using a specialized approach.

Finally, the division’s assets quality indicators Developed favorably in comparison to 2013. This includes the risk index and the past-due loans, both of which outperformed the financial system.

Mortgage loans. The risk index of our residential mortgage loans as of December 31, 2012, 2013 and 2014 was 0.4%, 0.4% and 0.3%, respectively.

The year ended with the ongoing recalibration of the provisioning model for mortgage loans, which provided a model for estimated incurred losses, regularized standards and improved a set of provisioning models for the segment.

CorpBanca’s model for mortgage loans collectively evaluated for impairment recognizes loan losses only when they are incurred, in accordance with the guidance in IAS 39.BC109, and consistent with paragraph BC108 and BC110 of the same (as indicated in paragraph IAS 39.108 “a deterioration in the credit quality of an asset or a group of assets after their initial recognition”) and does not recognize impairment on the basis of expected future transactions or events. Thus, for a loss to be incurred, an event that provides objective evidence of impairment must have occurred and be supported by current observable data.

Consumer loans. The risk index of our consumer loans as of December 31, 2012, 2013 and 2014 was 2.2%, 1.7% and 2.0%, respectively.

Collections management was strengthened during 2014, demonstrating improved productivity since 2011. This allowed for increased recovery of outstanding amounts throughout the entire retail banking division.

Lastly, the division also created a risk committee, or the Risk Committee, comprised of directors and senior executives that continuously monitor division activities based on the objectives of the bank and the business segment.

To better understand CorpBanca’s Risk Indexes it is important to highlight that CorpBanca’s loan portfolio is comprised of two types of loans when they are analyzed based on their origination: (i) loans originated as a part of our day-to-day activities and (ii) loans acquired through business combinations. The latter refers to loans arising from the acquisition of CorpBanca Colombia and Helm Bank.

IFRS 3 Business Combination, indicates that: “The acquirer shall not recognize a separate valuation allowance as of the acquisition date for assets acquired in a business combination that are measured at their acquisition-date fair values because the effects of uncertainty about future cash flows are included in the fair value measure.” Therefore, for loans acquired through business combinations, no allowance for loan losses is recorded at the combination or acquisition date.

However, our discussion of risk index above includes an adjustment for acquired loans to reflect the total of the portfolio by adding back the valuation allowance for the contractual cash flows that are deemed to be uncollectible at the date of acquisition, we advise that this adjusted risk index mentioned above is not used in the calculation of our allowance under IFRS. According to this information, our unadjusted risk indexes as of December 31, 2013 and 2014 (calculated using general ledger balances) were:

	2013		2014
Item	MCh$	Ratio Ri	MCh$	Ratio Ri

Commercial loans:	91,354	1.0%	96,009	1.0%

	9,285,456		10,090,475

Mortgage loans:	6,968	0.4%	7,762	0.3%

	1,988,976		2,229,558

Consumer loans:	27,717	1.7%	33,834	2.0%

	1,623,249		1,709,842

Total	126,039	1.0%	137,605	1.0%

	12,897,681		14,029,875

And our adjusted risk index as of December 31, is re-calculated as follows:

	2013		2014
Item	MCh$	Ratio Ri	MCh$	Ratio Ri

Commercial loans:	201,376	2.1%	206,031	2.0%

	9,395,478		10,200,131

Mortgage loans:	22,295	1.1%	23,089	1.0%

	2,004,303		2,244,885

Consumer loans:	84,208	5.0%	90,325	5.1%

	1,679,740		1,766,333

Total	307,879	2.4%	319,445	2.2%

	13,079,521		14,211,349

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis of our loans by type and time remaining to maturity as of December 31, 2014:

	Balance as of December 31, 2014	Due in one month or less	Due after 1 month through 6 months	Due after 6 month through 1 year	Due after 1 year through 3 years	Due after 3 years through 5 years	Due after 5 years	Total
	(in millions of constant Ch$ as of December 31, 2014)
Commercial loans	8,303,078	1,130,262	2,060,608	1,170,315	1,257,266	751,875	1,932,752	8,303,078
Foreign trade loans	505,551	130,080	221,623	75,547	33,407	31,105	13,789	505,551
Current account debtors	34,850	29,617	3,663	1,570	0	0	0	34,850
Factoring operations	69,914	40,612	27,255	659	644	609	135	69,914
Leasing transactions	866,492	32,147	54,326	62,163	241,800	220,453	255,602	866,492
Other loans and receivables	310,590	17,716	1,989	2,406	9,610	9,433	269,437	310,590

Subtotals	10,090,475	1,380,435	2,369,464	1,312,659	1,542,727	1,013,475	2,471,714	10,090,475

Letters of credit loans	64,622	1,777	4,484	4,532	13,531	10,886	29,412	64,622
Endorsable mutual mortgage loans	182,314	1,443	7,210	8,643	34,360	33,682	96,976	182,314
Mutual loans financed mortgage bonds	0	0	0	0	0	0	0	0
Other mutual mortgage loans	1,666,311	16,699	50,794	76,175	122,576	173,458	1,226,609	1,666,311
Leasing transactions	280,573	258	129	549	5,470	11,048	263,119	280,573
Other loans and receivables	35,738	276	1,395	1,673	6,652	6,537	19,206	35,738

Subtotals	2,229,558	20,453	64,012	91,571	182,590	235,612	1,635,321	2,229,558

Consumer loans	1,130,858	47,257	19,559	93,080	248,705	282,705	439,552	1,130,858
Current account debtors	47,564	34,726	8,987	3,851	0	0	0	47,564
Credit card debtors	241,701	213,835	21,857	5,996	7	6	0	241,701
Consumer leasing transactions	19,761	71	602	976	5,729	12,262	121	19,761
Other loans and receivables	269,958	83,368	35,486	39,443	97,662	13,999	0	269,958

Subtotals	1,709,842	379,257	86,491	143,346	352,103	308,971	439,674	1,709,842

Subtotal loans	14,029,875	1,780,145	2,519,967	1,547,576	2,077,420	1,558,058	4,546,709	14,029,875
Loans and receivables to banks	814,480

Total loans	14,844,355

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Balance as of December 31, 2014
	(in millions of constant Ch$ as of December 31, 2014)
Commercial loans	4,361,185	2,009,141	1,932,752	8,303,078
Foreign trade loans	427,250	64,511	13,789	505,551
Current account debtors	34,850	0	0	34,850
Factoring operations	68,526	1,254	135	69,914
Leasing transactions	148,637	462,253	255,602	866,492
Other loans and receivables	22,110	19,043	269,437	310,590

Subtotals	5,062,558	2,556,202	2,471,714	10,090,475

Letters of credit loans	10,793	24,417	29,412	64,622
Endorsable mutual mortgage loans	17,295	68,043	96,976	182,314
Mutual loans financed mortgage bonds	0	0	0	0
Other mutual mortgage loans	143,668	296,035	1,226,609	1,666,311
Leasing transactions	936	16,519	263,119	280,573
Other loans and receivables	3,344	13,189	19,206	35,738

Subtotals	176,035	418,202	1,635,321	2,229,558

Consumer loans	159,896	531,410	439,552	1,130,858
Current account debtors	47,564	0	0	47,564
Credit card debtors	241,688	13	0	241,701
Consumer leasing transactions	1,649	17,991	121	19,761
Other loans and receivables	158,297	111,661	0	269,958

Subtotals	609,094	661,074	439,674	1,709,842

Subtotal loans	5,847,688	3,635,478	4,546,709	14,029,875
Loans and receivables to banks				814,480

Total loans				14,844,355

The following table presents the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2014.

As of December 31, 2014
Variable interest rate
Ch$	2,313,092
UF	3,327,366
Ch$ indexed to US$	0
Foreign currency	878,569
Subtotal	6,519,028

Fixed interest rate
Ch$	682,094
UF	363,844
Ch$ indexed to US$	0
Foreign currency	617,221
Subtotal	1,663,159

Total	8,182,187

The following table sets forth an analysis of our foreign loans by type and time remaining to maturity as of December 31, 2014:

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total
	(in millions of Ch$)
Commercial loans	4,588	62,593	21,282	88,463
Foreign trade loans(*)	1,555,186	1,491,579	2,463,600	5,510,365

Total	1,559,774	1,554,173	2,484,882	5,598,828

-

(*)	Includes commercial, mortgage and consumer loans.

Loans by Economic Activity

The following table sets forth as of the dates indicated, an analysis of our loan portfolio before provisions based on the borrower’s principal business activity:

	Domestic Loans			Foreign Loans as of			Total Loans			Distribution percentage
	as of December 31,
	2012	2013	2014	2012	2013	2014	2012	2013	2014	2012	2013	2014
Manufacturing	569,720	499,037	965,965	247,564	332,767	111,397	817,284	831,804	1,077,362	8.09%	6.45%	7.68%
Mining	244,407	328,377	266,661	112,302	457,884	363,055	356,709	786,261	629,716	3.53%	6.10%	4.49%
Electricity, Gas and Water	237,908	146,316	273,576	179,737	351,301	483,644	417,645	497,617	757,220	4.13%	3.86%	5.40%
Agriculture and livestock	236,327	179,008	179,863	26,963	123,906	123,166	263,290	302,914	303,029	2.61%	2.35%	2.16%
Forestry and wood extraction	38,836	23,650	48,344	0	8,875	7,785	38,836	32,525	56,129	0.38%	0.25%	0.40%
Fishing	48,611	1,212	2,199	0	0	0	48,611	1,212	2,199	0.48%	0.01%	0.02%
Transport	153,111	196,092	182,364	50,871	165,982	146,354	203,982	362,074	328,718	2.02%	2.81%	2.34%
Communications	16,845	3,423	3,490	54,137	111,671	91,191	70,982	115,094	94,681	0.70%	0.89%	0.67%
Construction	865,713	854,452	887,305	98,660	257,438	214,999	964,373	1,111,890	1,102,304	9.54%	8.62%	7.86%
Commerce	519,220	434,713	415,695	395,650	1,034,412	943,143	914,870	1,469,125	1,358,838	9.05%	11.39%	9.69%
Services	2,861,452	2,695,813	2,620,475	228,715	980,883	1,305,238	3,090,167	3,676,696	3,925,713	30.59%	28.51%	27.98%
Others	223,316	70,829	286,578	84,795	27,415	167,988	308,111	98,244	454,566	3.05%	0.76%	3.24%
Subtotal Commercial Loans	6,015,466	5,432,922	6,132,515	1,479,394	3,852,534	3,957,960	7,494,860	9,285,456	10,090,475	74.18%	72.00%	71.93%
Mortgage Loans(1)	1,382,442	1,529,701	1,730,106	149,533	459,275	499,452	1,531,975	1,988,976	2,229,558	15.16%	15.42%	15.89%
Consumer Loans(1)	476,275	504,940	568,426	600,381	1,118,309	1,141,416	1,076,656	1,623,249	1,709,842	10.66%	12.58%	12.18%
Total	7,874,183	7,467,563	8,431,047	2,229,308	5,430,118	5,598,828	10,103,491	12,897,681	14,029,875	100.00%	100.00%	100%

-

(1)	Figures prepared according to IFRS. We have classified our loan portfolio taking into account the debtor that receives the loan.

Foreign Country Outstanding Loans

Our cross-border outstanding loans are principally trade-related. The table below lists our total amounts outstanding to borrowers in foreign countries as of December 31, 2012, 2013 and 2014. This table does not include foreign trade-related loans to Chilean borrowers.

	As of December 31
	2012	2013	2014
	(in millions of constant Ch$)
Argentina	7,675	7,401	—
Brazil	45,111	39,265	43,064
Canada	—	—	58,426
Cayman Islands	23,892	8,249	2,296
Colombia	1,908,520	5,142,110	4,921,473
Costa Rica	8,621	6,478	4,127
Ecuador	—	—	13,194
England	7,188	—	—
Japan	9,545	8,548	6,642
Holland	55,999	64,366	84,567
Luxembourg	23,989	—	—
Mexico	39,827	81,729	78,243
Panama	—	10,490	244,440
Peru	9,220	31,060	97,572
Spain	35,840	—	—
Switzerland	39,975	23,450	—
United States	13,906	6,972	44,786

Total	2,229,308	5,430,118	5,598,828

We also maintain deposits abroad (primarily demand deposits) in foreign banks, as needed to conduct our foreign trade transactions. The table below lists the amounts of foreign deposits by country as of December 31, 2012, 2013 and 2014.

	As of December 31
	2012	2013	2014
	(in millions of constant Ch$)
Australia	58	81	85
Barbados	—	792	—
Belgium	283	147	1,044
Bulgaria			12
Canada	385	481	383
China	3	4	8
Colombia	13	392,106	312,337
Denmark	12	16	12
France	86,550	21	22
Germany	1,326	8,664	15,999
Hong Kong	48	—	—
Italy	21	15	14
Japan	50,624	628	1,689
Mexico	15	81	8
Norway	15	5	81
Panama	—	37,297	1,890
Spain	337	7	75
Sweden	6	21	26
Switzerland	61	55	88
United Kingdom	1,845	758	2,806
United States	206,465	261,317	616,024
Venezuela	—	13	10
Total	348,067	702,509	952,612

Companies Credit Risk Division

The goal of the Companies Credit Risk Division is to maintain an adequate ratio of risk to return for the corporate loan portfolio, provide a balance between commercial business goals, and to maintain sound acceptance criteria. These objectives are all in accordance with our strategic objectives.

To accomplish this goal, this division combines the following elements: (i) personnel with significant experience from various divisions, (ii) a sound, risk-conscious culture aligned with our strategy, (iii) a well defined corporate credit process, in terms of approval, monitoring and collection procedures, (iv) a regulatory and preventive outlook on risk, (v) active participation in the loan approval process, complete with a market-segmented structure, (vi) supervision of the loan approval process via monitoring, default and ex-post review committees, (vii) dissemination of a risk-conscious culture throughout the bank, (viii) continuous training for executives in the commercial and risk areas, and (ix) direct participation through the Risk Division in managing and collecting on deteriorated loans.

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

The following table shows the category of executives that were required to approve secured and unsecured commercial borrowing transactions, according to the credit risk rating of the potential borrower and the Chilean pesos amount of the total customer risk based on exchange rates in effect prior to end of December 2014:

		Risk Category
		Debtors in risk individual’s categories from A1 to A5 and debtors in risk group’s categories G1 and G2				Debtors in risk individual’s categories A6, and debtors in risk group’s categories from G3 and G8 and non-performing portfolio
		Corporate and Real Estate		Enterprises & Private Banking		Corporate and Real Estate		Enterprises & Private Banking
Committee		RD+RI	RT	RD+RI	RT	RD+RI	RT	RD+RI	RT
Executive	From	4,500 + $1	8,000 + $1	3,500 + $1	6,000 + $1	2,250 + $1	4,000 + $1	1,750 + $1	3,000 + $1
Divisional	Up to	4,500	8,000	3,500	6,000	2,250	4,000	1,750	3,000
Managers + ‘A’	Up to	2,500	4,000	2,000	3,000	1,250	2,000	1,000	1,500
Managers	Up to	1,400	2,100	1,400	2,100	700	1,050	700	1,050
Level ‘C1’+‘A’	Up to	1,000	1,500	1,000	1,500	500	750	500	750
Level A	Up to	700	1,100	700	1,100	350	550	350	550
Risks	Up to	700	1,100	700	1,100	350	550	350	550
Level ‘C1’+‘B’	Up to	500	750	500	750	250	375	250	375
Sub managers	Up to	400	600	400	600	200	300	200	300
Level “B”	Up to	250	400	250	400	125	200	125	200
Level “C1”	Up to	250	400	250	400	125	200	125	200

The following table details the maximum limits of customer credit risk in Chilean pesos that executives of each category were permitted to approve prior to end of December 2014. This table applies to all potential borrowers with credit risk ratings of 1 to 5 and varies according to whether the customer credit risk is comprised of secured or unsecured obligations.

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

-

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

All transactions at the Risk Committee level or higher are reviewed by our credit risk managers. All transactions resulting in total customer credit risk in excess of the amounts that can be reviewed by the Superior Committee as shown in the above table must be authorized by the directors committee of our Board of Directors, or the Directors Committee, the CEO and three other members of the Board of Directors.

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

Loans Analyzed on an Individual Basis

For individually large loans under IFRS, we use internal models to assign a risk category level to each customer and their respective loans. We consider the following risk factors: industry or sector in which the customer operates, owners or managers of the customer, customer’s financial situation, its payment capacity and payment history to calculate the estimated incurred loan loss.

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

“ EXP = Exposure” means the value of the loan (unpaid principal balance).

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

Each profile in the commercial loan portfolio has information aggregated by us – basically, historical loss experience (less recoveries).

This historical loss experience, which represents the derived loan loss allowance percentage is applied by profile to the commercial loan portfolio, taking into consideration, if applicable, any additional factors, such as increase in the unemployment rate in the country, economic downswings, etc. based upon more recent experience, should they affect the level of necessary loan loss reserves.

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

Total Loans – models based on group analysis

	As of December 31, 2012
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Commercial	519,565	15,175	2.9%
Leasing commercial	31,519	374	1.2%
Factoring commercial	5,825	223	3.8%
Consumer	1,075,874	24,066	2.2%
Leasing consumer	782	5	0.6%
Mortgage	1,531,914	6,486	0.4%
Leasing mortgage	61	3	4.9%

	As of December 31, 2013
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Commercial	648,247	12,195	1.9%
Leasing commercial	100,151	340	0.3%
Factoring commercial	7,698	183	2.4%
Consumer	1,601,667	27,572	1.7%
Leasing consumer	21,582	145	0.7%
Mortgage	1,728,093	6,230	0.4%
Leasing mortgage	260,883	738	0.3%

	As of December 31, 2014
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Commercial	731,776	14,741	2.0%
Leasing commercial	84,841	263	0.3%
Factoring commercial	5,721	143	2.5%
Consumer	1,690,081	33,775	2.0%
Leasing consumer	19,761	59	0.3%
Mortgage	1,948,985	6,515	0.3%
Leasing mortgage	280,573	1,247	0.4%

Consumer Loans – models based on group analysis

	As of December 31, 2012
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Credit cards	156,939	2,905	1.9%
Lines of credit	29,398	780	2.7%
Others revolving	27	2	7.6%
Installment Consumer loans	803,718	10,538	1.3%
Student loans	13,705	212	1.5%
Salary discount loans	13,093	642	4.9%
Renegotiation	58,802	8,908	15.1%
Others	192	79	41.2%

	As of December 31, 2013
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Credit cards	228,776	2,495	1.1%
Lines of credit	40,012	1,074	2.7%
Others revolving	4,322	105	2.4%
Installment Consumer loans	791,692	7,688	1.0%
Student loans	9,971	127	1.3%
Salary discount loans	442,364	7,788	1.8%
Renegotiation	82,483	8,048	9.8%
Others	2,047	246	12.0%

	As of December 31, 2014
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Credit cards	241,701	4,096	1.7%
Lines of credit	47,564	1,713	3.6%
Others revolving	4,080	110	2.7%
Installment Consumer loans	781,381	6,577	0.8%
Car loans	37,127	961	2.6%
Student loans	7,182	77	1.1%
Salary discount loans	460,267	8,329	1.8%
Renegotiation	106,904	11,389	10.7%
Others	3,877	524	13.5%

With respect to our portfolio of consumer loans and commercial loans under Ch$200,000 million, allowances for loan losses are determined by mathematical models. The population is first profiled primarily using the characteristics of payment behavior, aging of the balance of the loan, “probability of default” factors indicating transfer into the normalization portfolio, and socioeconomic status.

Each profile in the commercial loan portfolio has information aggregated by us – basically, historical loss experience (less recoveries).

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

Analysis of our Loan Classification

The following tables provide statistical data regarding the classification of our loans as of the end of each of the five years, applying the classification explained in prior pages:

2010
	Individual Portfolio							Group Portfolio
	A1	A2	A3	B1	B2	B3	C	Impaired	Total	Normal	Impaired	Total	General Total
	(in millions of Ch$)
Loans and receivables to banks	8,604	—	41,920	12,857	777	—	—	29	64,187	—	—	—	64,187
Loans and receivables to customers
Commercial loans
General commercial loans	76,742	38,027	1,239,111	897,967	727,483	—	—	115,575	3,094,905	205,482	67,104	272,586	3,367,491
Foreign trade loans	—	—	48,093	72,944	69,549	—	—	51,998	242,584	17,063	1,329	18,392	260,976
Lines of credit and overdrafts	—	—	1,044	5,691	17,652	—	—	1,133	25,520	21,069	5,773	26,842	52,362
Factored receivables	461	—	16,871	9,360	32,156	—	—	1,615	60,463	4,354	1,799	6,153	66,616
Leasing contracts	—	22,349	18,569	61,219	117,040	—	—	30,495	249,672	20,174	10,689	30,863	280,535
Other outstanding loan	—	—	73	40	267	—	—	12	392	833	36	869	1,261

Subtotal commercial loans	77,203	60,376	1,323,761	1,047,221	964,147	—	—	200,828	3,673,536	268,975	86,730	355,705	4,029,241
Consumer loans	—	—	—	—	—	—	—	—	—	381,235	26,080	407,315	407,315
Mortgage loans	—	—	—	—	—	—	—	—	—	999,636	33,033	1,032,639	1,032,639

Total loans and receivables to customers	77,203	60,376	1,323,761	1,047,221	964,147	—	—	200,828	3,673,536	1,649,846	145,813	1,795,659	5,469,195
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—

2011
	Individual Portfolio
	Normal Portfolio									Impaired Portfolio
	A1	A2	A3	A4	A5	A6	B1	B2	Total	B3	B4	C1	C2	C3	C4	C5	C6	Total	Total
	(in millions of Ch$)
Loans and receivables to banks	200,028	36,851	67,701	42	—	—	—	—	304,622	—	—	—	—	—	—	—	—	—	304,622
Loans and receivables to customers
Commercial loans
General commercial loans	236,229	1,002,989	1,227,123	1,039,390	439,597	9,011	14,203	4,594	3,973,136	2,554	619	27,711	7,153	7,467	9,679	11,747	6,244	73,174	4,036,310
Foreign trade loans	—	53,245	93,925	144,847	36,568	7,432	357	—	336,374	—	—	2,857	990	18,618	15,907	3,749	69	42,190	378,564
Current account debtors	—	1,299	5,526	245	1,066	1	49	4	8,190	—	—	72	43	—	—	9	11	135	8,325
Factored receivables	—	8,755	28,677	36,988	15,308	290	54	—	90,072	95	129	105	—	—	—	27	—	356	90,428
Leasing contracts	—	11,495	16,698	106,405	89,018	592	2,439	—	226,647	—	—	27,010	6,142	979	1,099	2,015	410	37,655	264,302
Other outstanding loan	—	171	42	519	125	12	—	2	871	1	—	1	7	—	5	4	4	22	893

Subtotal commercial loans	236,229	1,077,954	1,371,991	1,328,394	581,682	17,338	17,102	4,600	4,635,290	2,650	748	57,756	14,335	27,064	26,690	17,551	6,738	153,532	4,788,822
Consumer loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total loans and receivables to customers	236,229	1,077,954	1,371,991	1,328,394	581,682	17,338	17,102	4,600	4,635,290	2,650	748	57,756	14,335	27,064	26,690	17,551	6,738	153,532	4,788,822
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

2011
	Group Portfolio
	Normal Portfolio	Impaired Portfolio	Total	General Total
	(in millions of Ch$)
Loans and receivables to banks	—	—	—	304,622
Loans and receivables to customers
Commercial loans
General commercial loans	231,295	68,126	299,421	4,345,731
Foreign trade loans	8,151	2,266	10,417	388,981
Current account debtors	4,008	1,166	5,174	13,499
Factored receivables	2,647	1,951	4,598	95,026
Leasing contracts	19,428	9,996	29,424	293,726
Other outstanding loan	77,281	259	77,540	78,433

Subtotal commercial loans	342,810	83,764	426,574	5,215,396
Consumer loans	398,365	24,756	423,121	423,121
Mortgage loans	1,141,396	34,532	1,175,928	1,175,928
Total loans and receivables to customers	1,882,571	143,053	2,025,624	6,814,446

Financial investments	—	—	—	—

2012
	Individual Portfolio
	Normal Portfolio									Impaired Portfolio
	A1	A2	A3	A4	A5	A6	B1	B2	Total	B3	B4	C1	C2	C3	C4	C5	C6	Total	Total
	(in millions of Ch$)
Loans and receivables to banks	463,159	9,080	10,310	—	—	—	—	—	482,549	—	—	—	—	—	—	—	—	—	482,549
Loans and receivables to customers
Commercial loans
General commercial loans	127,381	1,068,995	1,548,114	1,967,759	911,992	36,551	61,696	22,809	5,745,297	4,625	16,253	16,160	6,215	7,069	2,553	13,991	11,312	78,178	5,823,475
Foreign trade loans	—	18,758	162,015	132,106	39,748	20,515	23,009	2,856	399,007	—	8,737	347	91	—	—	8,216	645	18,036	417,043
Lines of credit and overdrafts	—	492	6,336	11,285	2,530	126	100	44	20,913	10	97	13	6	—	—	—	60	186	21,099
Factored receivables	—	—	19,817	36,031	23,673	1,505	415	35	81,476	29	76	101	—	—	—	—	116	322	81,798
Leasing contracts	—	5,455	19,130	123,453	111,864	10,336	20,683	218	291,139	1,124	8,505	4,582	958	402	912	534	1,619	18,636	309,775
Other outstanding loan	—	234	358	2,026	392	51	16	2	3,079	3	96	414	13	—	51	59	190	826	3,905

Subtotal commercial loans	127,381	1,093,934	1,755,770	2,272,660	1,090,199	69,084	105,919	25,964	6,540,911	5,791	33,764	21,617	7,283	7,471	3,516	22,800	13,942	116,184	6,657,095
Consumer loans	—	—	—	—	—	—	—	—	—	—		—		—	—	—	—	—	—
Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total loans and receivables to customers	127,381	1,093,934	1,755,770	2,272,660	1,090,199	69,084	105,919	25,964	6,540,911	5,791	33,764	21,617	7,283	7,471	3,516	22,800	13,942	116,184	6,657,095
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

2012
	Group Portfolio
	Normal Portfolio	Impaired Portfolio	Total	General Total
	(in millions of Ch$)
Loans and receivable to banks	—	—	—	482,549
Loans and receivable to customers
Commercial loans
General commercial loans	591,842	37,859	629,701	6,453,176
Foreign trade loans	7,524	257	7,781	424,824
Lines of credit and overdrafts	7,885	261	8,146	29,245
Factored receivables	5,631	193	5,824	87,622
Leasing contracts	30,208	1,311	31,519	341,294
Other outstanding loan	154,508	286	154,794	158,699

Subtotal commercial loans	797,598	40,167	837,765	7,494,860
Consumer loans	1,043,027	33,629	1,076,656	1,076,656
Mortgage loans	1,499,243	32,732	1,531,975	1,531.975

Total loans and receivable to customers	3,339,868	106,528	3,446,396	10,103,491
Financial investments	—	—	—	—

2013
	Individual Portfolio
	Normal Portfolio									Impaired Portfolio
	A1	A2	A3	A4	A5	A6	B1	B2	Total	B3	B4	C1	C2	C3	C4	C5	C6	Total	Total
	(in millions of Ch$)
Loans and receivable to banks	140,017	30,469	47,595	—	—	—	—	—	218,081	—	—	—	—	—	—	—	—	—	218,081
Loans and receivable to customers
Commercial loans
General commercial loans	190,904	1,309,328	2,544,546	2,158,738	613,593	39,635	188,112	32,091	7,076,947	42,356	41,650	33,615	9,348	3,005	27,266	9,597	30,450	197,287	7,274.234
Foreign trade loans	14,671	141,600	159,657	63,862	21,765	—	12,900	2,737	417,192	—	1,383	1,259	326	—	18,532	9,157	848	31,505	448,697
Lines of credit and overdrafts	1	1,592	4,833	7,530	1,629	154	201	33	15,973	97	165	153	4	—	14	17	116	566	16,539
Factored receivables	—	1,501	32,596	31,539	1,160	—	718	—	67,514	—	—	—	—	—	—	—	172	172	67,686
Leasing contracts	1,031	11,664	146,350	339,226	139,767	8,497	29,465	3,752	679,752	2,899	10,228	6,815	2,488	3,638	2,022	3,100	789	31,979	711,731
Other outstanding loan	1	277	2,692	4,660	1,594	49	205	43	9,521	13	78	400	4	37	10	85	325	952	10,473

Subtotal commercial loans	206,608	1,465,962	2,890,674	2,605,555	779,508	48,335	231,601	38,656	8,266,899	45,365	53,504	42,242	12,170	6,680	47,844	21,956	32,700	262,461	8,529,360
Consumer loans	—	—	—	—	—	—	—	—	—	—		—		—	—	—	—	—	—
Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total loans and receivable to customers	206,608	1,465,962	2,890,674	2,605,555	779,508	48,335	231,601	38,656	8,266,899	45,365	53,504	42,242	12,170	6,680	47,844	21,956	32,700	262.461	8,529,360
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

2013
	Group Portfolio
	Normal Portfolio	Impaired Portfolio	Total	General Total
	(in millions of Ch$)
Loans and receivable to banks	—	—	—	218,081
Loans and receivable to customers
Commercial loans
General commercial loans	370,663	44,530	415,193	7,689,427
Foreign trade loans	10,050	327	10,377	459,074
Lines of credit and overdrafts	10,952	444	11,396	27,935
Factored receivables	7,588	110	7,698	75,384
Leasing contracts	94,132	6,019	100,151	811,882
Other outstanding loan	210,801	480	211,281	221,754

Subtotal commercial loans	704,186	51,910	756,096	9,285,456
Consumer loans	1,579,321	43,928	1,623,249	1,623.249
Mortgage loans	1,954,173	34,803	1,988,976	1,988,976

Total loans and receivable to customers	4,237,680	130,641	4,368,321	12,897,681
Financial investments	—	—	—	—

2014
	Individual Portfolio
	Normal Portfolio									Impaired Portfolio
	A1	A2	A3	A4	A5	A6	B1	B2	Total	B3	B4	C1	C2	C3	C4	C5	C6	Total	Total
	(in millions of Ch$)
Loans and receivable to banks	620,047	145,363	44,820	4,250	—	—	—	—	814,480	—	—	—	—	—	—	—	—	—	814,480
Loans and receivable to customers
Commercial loans
General commercial loans	—	440,672	1,715,679	3,006,527	2,092,385	244,994	142,492	51,957	7,694,706	49,461	27,078	58,957	12,231	3,153	5,429	11,441	35,602	203,352	7,898,058
Foreign trade loans	—	6,821	160,843	177,597	88,026	8,926	28,230	1,243	471,686	—	875	1,030	6,955	381	386	13,155	1,211	23,993	495,679
Lines of credit and overdrafts	—	—	8,235	7,008	3,918	264	413	123	19,961	7	77	476	63	—	190	73	232	1,118	21,079
Factored receivables	—	—	4,574	30,570	28,474	481	29	—	64,128	—	11	-1	—	—	—	30	25	65	64,193
Leasing contracts	—	6,762	69,110	309,153	285,389	31,491	33,432	12,244	747,581	10,089	5,083	8,359	3,122	1,396	2,902	3,028	91	34,070	781,651
Other outstanding loan	2	168	1,686	1,943	1,837	141	86	54	5,917	30	26	350	103	7	27	157	860	1,560	7,477

Subtotal commercial loans	2	454,423	1,960,127	3,532,798	2,500,029	286,297	204,682	65,621	9,003,979	59,587	33,150	69,171	22,474	4,937	8,934	27,884	38,021	264,158	9,268,137
Consumer loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total loans and receivable to customers	2	454,423	1,960,127	3,532,798	2,500,029	286,297	204,682	65,621	9,003,979	59,587	33,150	69,171	22,474	4,937	8,934	27,884	38,021	264,158	9,268,137
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

2014
	Group Portfolio
	Normal Portfolio	Impaired Portfolio	Total	General Total
	(in millions of Ch$)
Loans and receivable to banks	—	—	—	814,480
Loans and receivable to customers
Commercial loans
General commercial loans	357,032	47,988	405,020	8,303,078
Foreign trade loans	9,497	375	9,872	505,551
Lines of credit and overdrafts	12,162	1,609	13,771	34,850
Factored receivables	5,643	78	5,721	69,914
Leasing contracts	79,812	5,029	84,841	866,492
Other outstanding loan	302,521	592	303,113	310,590

Subtotal commercial loans	766,667	55,671	822,338	10,090,475
Consumer loans	1,660,853	48,989	1,709,842	1,709,842
Mortgage loans	2,192,177	37,381	2,229,558	2,229,558

Total loans and receivable to customers	4,619,697	142,041	4,761,738	14,029,875
Financial investments	—	—	—	—

The following table sets forth our allowances for loan losses:

	As of December 31,
	2012	2013	2014
	(in millions of Ch$ except for percentages)
Required allowances	109,601	126,039	137,605
Voluntary allowances	—	—	—
Total allowances for loan losses	109,601	126,039	137,605
Total loan allowances as a percentage of total loans	1.1%	1.0%	1.0%
Total loans	10,103,491	12,897,681	14,029,875

Classification of Loan Portfolio Based on the Customer’s Payment Performance

The following tables set forth the amounts that are current as to payments of principal and interest and the amounts that are overdue under IFRS, as of the dates indicated:

Domestic Loans

	As of December 31,
	2010	2011	2012	2013	2014
	(in millions of Ch$)
Current	5,290,096	6,532,592	7,786,077	7,379,542	8,288,910
Overdue 1-29 days	7,832	9,046	31,530	38,531	54,791
Overdue 30-89 days	8,190	11,207	13,622	13,092	28,063
Overdue 90 days or more (“past due”)	46,851	46,379	42,954	36,396	59,283
Total loans	5,352,969	6,599,224	7,874,183	7,467,563	8,431,047

Foreign Loans

	As of December 31,
	2010	2011	2012	2013	2014
	(in millions of Ch$)
Current	116,226	215,221	2,209,789	5,353,411	5,530,306
Overdue 1-29 days	—	—	9,486	39,349	36,331
Overdue 30-89 days	—	—	1,715	9,664	8,824
Overdue 90 days or more (“past due”)	—	—	8,318	27,694	23,367
Total loans	116,226	215,221	2,229,308	5,430,118	5,598,828

Total Loans

	As of December 31,
	2010	2011	2012	2013	2014
	(in millions of Ch$, except for percentages)
Current	5,406,322	6,747,813	9,995,866	12,732,953	13,819,216
Overdue 1-29 days	7,832	9,046	41,016	77,880	91,122
Overdue 30-89 days	8,190	11,207	15,337	22,757	36,887
Overdue 90 days or more (“past due”)	46,851	46,379	51,272	64,091	82,650
Total loans	5,469,195	6,814,445	10,103,491	12,897,681	14,029,875
Overdue loans expressed as a percentage of total loans	1.1%	1.0%	1.1%	1.3%	1.5%
Past due loans as a percentage of total loans	0.9%	0.7%	0.5%	0.5%	0.6%

-

(1)	Past due loans include all installments and lines of credit more than 90 days overdue. Does not include the aggregate principal amount of such loans.
(2)	Overdue loans consist of all non-current loans (loans to customers).

Analysis of Impaired Loans and Amounts Past Due

The following tables analyze our impaired loans and past due loans and the allowances for loan losses existing as of the dates indicated:

	As of December 31,
	2010	2011	2012	2013	2014
	(in millions of Ch$ except for percentages)
Total loans (excludes interbank loans)	5,469,195	6,814,445	10,103,491	12,897,681	14,029,875
Impaired loans(1)	346,641	296,584	222,712	393,102	406,199
Allowance for loan losses	104,215	102,500	109,601	126,039	137,605
Impaired loans as a percentage of total loans	6.3%	4.4%	2.2%	3.0%	2.9%

Amounts past due (2)	46,851	46,379	51,272	64,091	82,650
To the extent secured(3)	22,773	18,849	31,324	27,294	38,758
To the extent unsecured	24,078	27,530	19,948	36,797	43,892

Amounts past due as a percentage of
Total loans	0.9%	0.7%	0.5%	0.5%	0.6%
To the extent secured (3)	0.4%	0.3%	0.3%	0.2%	0.3%
To the extent unsecured	0.4%	0.4%	0.2%	0.3%	0.3%

Non-performing loans(4)	111,421	107,978	117,937	141,667	180,536
Non-performing loans as a percentage of total loans	2.0%	1.6%	1.2%	1.1%	1.3%

Allowance for loans losses as a percentage of:
Total loans	1.9%	1.5%	1.1%	1.0%	1.0%
Total impaired loans	30.1%	34.6%	49.2%	32.1%	33.9%
Total amounts past due	222.4%	221.0%	213.8%	196.7%	166.5%
Total amounts past due-unsecured	432.8%	372.3%	549.4%	342.5%	313.51%

-

(1)	Impaired loans include those loans on which there is objective evidence that debtors will not meet some of their contractual payment obligations.
(2)	Past due loans include all installments and lines of credit more than 90 days overdue. Does not include the aggregate principal amount of such loans.
(3)	Security generally consists of mortgages on real estate (i.e., urban and rural properties, agricultural lands, maritime vessels and aircraft, mineral rights and other assets) and liens (i.e., inventories, agricultural goods, industrial goods, plantations and other property pledged as security).
(4)	Non-performing loans include the principal and accrued interest on any loan with one installment more than 90 days overdue.

The following table provides further information on our past due loans:

	As of December 31,
	2010	2011	2012	2013	2014
	(in millions of Ch$)
Overdue 90 days or more (“Past Due”)	46,851	46,379	51,272	64,091	82,650
Domestic Loans	46,851	46,379	42,954	36,396	59,283
Foreign Loans	—	—	8,318	27,695	23,367
Total Loans Past Due	46,851	46,379	51,272	64,091	82,650
Amounts Past Due (1)
To the extent secured (2)	22,773	18,849	31,324	27,294	38,758
To the extent unsecured	24,078	27,530	19,948	36,797	43,892

As of December 31, 2014	Between 90- 180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Loans and receivables to customers
Commercial Loans	27,444	12,385	10,151	23,724	73,705
Mortgages Loans	1,139	268	241	2,980	4,629
Consumer Loans	4,316	0	0	0	4,316
Total	32,900	12,654	10,392	26,704	82,650

As of December 31, 2013	Between 90- 180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Loans and receivables to customers
Commercial Loans	15,934	9,938	11,935	14,229	52,035
Mortgages Loans	1,246	204	671	2,494	4,614
Consumer Loans	7,442	—	—	—	7,442
Total	24,621	10,141	12,606	16,723	64,091

As of December 31, 2012	Between 90- 180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Loans and receivables to customers
Commercial Loans	9,064	7,756	6,475	18,496	41,791
Mortgages Loans	1,802	221	455	2,542	5,020
Consumer Loans	4,461	—	—	—	4,461
Total	15,327	7,977	6,930	21,038	51,272

As of December 31, 2011	Between 90- 180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Loans and receivables to customers
Commercial Loans	10,584	3,560	5,715	18,467	38,326
Mortgages Loans	4,741	199	289	745	5,974
Consumer Loans	2,079	—	—	—	2,079
Total	17,404	3,759	6,003	19,213	46,379

As of December 31, 2010	Between 90- 180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Loans and receivables to customers
Commercial Loans	6,147	1,930	11,703	17,853	37,633
Mortgages Loans	1,446	321	457	4,487	6,711
Consumer Loans	2,507	—	—	—	2,507
Total	10,100	2,251	12,160	22,340	46,851

-

(1)	Interest income and expense are recorded on an accrual basis using the effective interest method. However, we cease accruing interest when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default.
(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowances for Loan Losses

The following table analyzes our provisions for loan losses charged to income and changes in the allowances attributable to write-offs, allowances released, recoveries, allowances on loans acquired:

	As of December 31,
	2010	2011	2012	2013	2014
	(in millions of Ch$ except for percentages)
Allowances for loan losses at beginning of period	99,264	104,215	102,500	109,601	126,039
Allowances on acquired loans
Charge-offs	(61,926)	(54,434)	(59,619)	(107,558)	(101,635)
Provisions established	93,145	94,170	119,467	331,009	328,265
Provisions released (1)	(26,268)	(41,451)	(52,682)	(211,438)	(176,176)
Acquisition of Helm Bank and Affiliates	—	—	—	—
Debt Exchange	—	—	—	(4,565)	(9,239)
Exchange rate difference (2)	—	—	(65)	8,990	(29,649)

Allowances for loan losses at end of period	104,215	102,500	109,601	126,039	137,605

Ratio of charge-offs to average loans	1.2%	0.9%	0.6%	0.9%	0.7%
Allowances for loan losses at end of period as a percentage of total loans	1.9%	1.5%	1.1%	1.0%	1.0%
Allowances for loan losses at end of period	104,215	102,500	109,601	126,039	137,605

-

(1)	Represents the aggregate amount of provisions for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.
(2)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant Chilean pesos as of December 31, 2014.

Our policy with respect to write-offs1 is as disclosed in Note 1 to our financial statement included herein. The following table shows the write-offs breakdown by loan category:

	As of December 31,
	2010	2011	2012	2013	2014
	(in millions of Ch$)
Consumer loans	45,645	31,676	38,764	62,296	62,032
Mortgage loans	537	1,782	3,907	2,831	2,506
Commercial loans	15,744	20,976	16,948	42,431	37,097

Total	61,926	54,434	59,619	107,558	101,635

The following table shows loan loss recoveries by loan category for the periods indicated:

	As of December 31,
	2010	2011	2012	2013	2014
	(in millions of Ch$)
Bank debt	—	19	—	—	—
Consumer loans	11,893	9,598	10,014	10,803	14,347
Mortgage loans	90	574	1,039	1,627	1,277
Commercial loans	2,726	1,787	3,824	5,037	9,321

Total	14,709	11,978	14,877	17,467	24,945

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

Allocation of Allowances for Loan Losses

The following tables set forth, as of December 31, 2012, 2013 and 2014, the proportions of our required minimum allowances for loan losses that were attributable to our commercial, consumer and mortgage loans as of each such date. Under IFRS, the fair value of a loan portfolio acquired should be shown as recorded upon acquisition under IFRS 3, business combination.

	As of December 31, 2014
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans(1)	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)
Commercial loans	96,009	1.0%	0.6%	68.0%
Consumer loans	33,834	2.0%	0.2%	11.5%
Residential mortgage loans	7,762	0.3%	0.1%	15.0%
Loans and receivables to banks	271	0.0%	0.0%	5.5%
Total allocated allowances	137,876	0.9%	0.9%	100.0%

	As of December 31, 2013
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans(1)	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)
Commercial loans	91,354	1.0%	0.7%	70.8%
Consumer loans	27,717	1.7%	0.2%	12.4%
Residential mortgage loans	6,968	0.4%	0.1%	15.2%
Loans and receivables to banks	137	0.1%	—	1.7%
Total allocated allowances	126,176	1.0%	1.0%	100.0%

	As of December 31, 2012
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans(1)	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)
Commercial loans	79,041	1.1%	0.7%	70.8%
Consumer loans	24,071	2.2%	0.2%	10.2%
Residential mortgage loans	6,489	0.4%	0.1%	14.5%
Loans and receivables to banks	178	0.0%	0.0%	4.6%
Total allocated allowances	109,779	1.0%	1.0%	100.0%

	As of December 31, 2011
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans(1)	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)
Commercial loans	69,401	1.3%	1.0%	73.3%
Consumer loans	22,716	5.4%	0.3%	5.9%
Residential mortgage loans	10,383	0.9%	0.1%	16.5%
Loans and receivables to banks	524	0.2%	0.0%	4.3%
Total allocated allowances	103,024	1.4%	1.4%	100.0%

	As of December 31, 2010
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans(1)	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)
Commercial loans	67,706	1.7%	1.2%	72.7%
Consumer loans	27,572	6.8%	0.5%	7.4%
Residential mortgage loans	8,937	0.9%	0.2%	18.7%
Loans and receivables to banks	189	0.3%	0.0%	1.2%
Total allocated allowances	104,404	1.9%	1.9%	100.0%

(1)	Based on our loan classification, for the purpose of determining the allowance for loan losses.

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2012, 2013 and 2014.

	As of December 31,
	2012	2013	2014
	(in millions of Ch$)
Checking accounts	839,588	1,468,622	1,671,220
Other demand liabilities	273,087	1,982,761	2,283,728
Savings accounts	390,570	32,630	31,556
Time deposits	7,248,774	7,273,216	7,950,992
Other commitments	43,331	31,857	94,418

Total	8,795,350	10,789,086	12,031,914

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2014, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the CPI.

	As of December 31, 2014
	Ch$	UF	Foreign Currency	Total
Demand deposits	18.30%	1.90%	49.23%	33.66%
Savings accounts	0.00%	1.52%	0.37%	0.26%
Time deposits:
Maturing within 3 months	64.57%	30.34%	18.73%	39.20%
Maturing after 3 but within 6 months	8.93%	26.31%	8.84%	9.66%
Maturing after 6 but within 12 months	7.12%	33.54%	17.48%	13.69%
Maturing after 12 months	1.08%	6.39%	5.34%	3.53%

Total time deposits	81.70%	96.58%	50.39%	66.08

Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2014.

	As of December 31, 2014
	Ch$	UF	Foreign Currency	Total
	(in millions of constant Ch$)
Maturing within 3 months	2,821,115	146,993	1,431,928	4,400,035
Maturing after 3 but within 6 months	463,131	138,862	533,121	1,135,114
Maturing after 6 but within 12 months	368,927	179,822	1,015,008	1,563,757
Maturing after 12 months	56,318	34,342	324,591	415,251

Total time deposits	3,709,490	500,019	3,304,648	7,514,157

Minimum Capital Requirements

As of December 31, 2012, 2013 and 2014 the table sets forth our minimum capital requirements set as follows:

	As of December 31,
	2012	2013	2014
	(in millions of constant Ch$ except for percentages)
Net capital base	941,945	1,411,341	1,443,427
3% total assets net of provisions	(446,373)	(567,929)	(667,775)

Excess over minimum required equity	495,572	843,413	775,652

Net capital base as a percentage of the total assets, net of provisions	6.33%	7.30%	6.37%
Effective net equity	1,270,202	1,991,289	2,071,647
8% of the risk-weighted assets	(919,553)	(1,204,683)	(1,337,231)

Excess over minimum required equity	350,649	786,606	734,416

Effective equity as a percentage of the risk-weighted assets	11.05%	13.22%	12.39%

Short-term Borrowings

Our short-term borrowings (other than deposits and other obligations) totaled Ch$798,728 million, Ch$973,833 million and Ch$1,131,116 million as of December 31, 2012, 2013 and 2014, respectively, in accordance with IFRS.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements. The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each such period by type of short-term borrowing.

	As of and for the Year Ended December 31,
	2012		2013		2014
	Year End Balance	Weighted Average Nominal Interest Rate	Year End Balance	Weighted Average Nominal Interest Rate	Year End Balance	Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ except for percentages)
Investments under repurchase agreements	124,597	0.36%	342,445	0.43%	661,663	0.06%
Central Bank borrowings	133,124	0.15%	0	0.00%	0	0.00%
Domestic interbank loans	—	—	0	0.00%	0	0.00%
Borrowings under foreign trade credit lines	541,007	0.51%	631,388	0.60%	469,453	0.92%
Total short-term borrowings	798,728	0.43%	973,833	0.54%	1,131,116	0.42%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	As of and for the Year Ended December 31,
	2012		2013		2014
	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate
	(in millions of Ch$ except for percentages)
Investments under repurchase agreements	327,641	0.14%	247,148	0.55%	345,098	0.12%
Central Bank borrowing	16,652	1.18%	21,870	5.01%	—	—
Domestic interbank loans	3,167	—	728	0.00%	377	0.00%
Subtotal	347,460	—	269,746	—	345,475	—
Borrowings under foreign trade credit lines	504,009	0.55%	537,236	0.57%	639,341	0.55%

Total short-term borrowings	851,468	0.80%	806,982	0.68%	984,816	0.40%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2012 Month-End Balance	Maximum 2013 Month-End Balance	Maximum 2014 Month-End Balance
	(in millions of constant Ch$)
Investments under repurchase agreements	133,124	408,760	679,201
Central Bank borrowings	721,251	133,583	0
Domestic interbank loans	1,433	1,550	4,178
Borrowings under foreign trade credit lines	1,001,936	776,559	951,923
Other obligations	20,742	17,583	16,546

C.	ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our principal subsidiaries, as of the date of this Annual Report.

For more information about the services our subsidiaries and our New York Branch provide see “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Financial Services Offered Through Subsidiaries”.

D.	PROPERTY

Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile since 2007. As of December 31, 2014, we owned 38 of the 298 properties where our branches were located. The remaining 260 branch locations were leased. Total branch space as of December 31, 2014 was approximately 95,538 square meters (1,028,362.5 square feet). Our branches are located throughout Chile, including the Santiago metropolitan region, and Colombia, including in the cities of Bogotá, Medellín, Cali, Bucaramanga and Barranquilla.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements, together with the notes thereto, included elsewhere in this Annual Report, and in conjunction with the information included under “Item 3A. Selected Financial Data” and “Item 4B. Business Overview – Selected Statistical Information”. Our consolidated annual financial statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 have been prepared in accordance with IFRS. Our consolidated results of operations for years ended December 31, 2012, 2013 and 2014 are not comparable because of: (i) the consolidation of CorpBanca Colombia and CIT Colombia as a result of our acquisition of these companies in June 2012; (ii) the consolidation of CorpBanca Colombia for a full year since 2013 and the consolidation of Helm Bank as a result of the Helm Bank Acquisition in August 2013; and (iii) the consolidation of Helm Bank for a full fiscal year since 2014. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Information” and “Item 3D. Risk Factors.”

INTRODUCTION

We are a banking corporation organized under the laws of Chile. Our common shares are listed on the Santiago Stock Exchange and our ADSs are listed on the NYSE. We are regulated by the SBIF. We offer general commercial and consumer banking services and provide other services including factoring, collection, leasing, securities and insurance brokerage, asset management and investment banking.

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

Chile began to experience the impact of these negative global conditions towards the end of 2008, principally in the form of write-downs of local assets, a deceleration in the margin of some activity indicators and a moderation in the strong inflationary pressure.

The first three quarters of 2008 were characterized by significant absorption of external inflation, which caused domestic prices to rise. This resulted in high local inflation figures that, as of October 2008, showed a nearly 10% variation over the prior twelve months, far exceeding the goal of 3% established by local monetary authorities (as of December 2008, inflation reached 7.1%). In this highly inflationary environment, the Central Bank of Chile acted by successively increasing the monetary policy rate during the year. Thus, the monetary rate that began the year at 6% reached approximately 8.3% by September 2008 and closed the year at the same level. Nevertheless, at year-end, the international value of some energy-related commodities dropped, which lowered inflation for the last quarter, with 2008 accumulated inflation of approximately 7.1%, significantly lower than previously forecasted figures.

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

Despite a sustained drop in international trade exports, the Chilean economy has rapidly adjusted to a less favorable international conditions. While GDP grew by 1.7% during 2014, real domestic expenditure decreased by 0.6%, led by a 6.1% contraction rate in real investment. As domestic demand grew softer than total GDP, current account deficit shrank to 1.2% as a percentage of GDP last year from (3.7)% in previous year, putting less pressure on tougher external conditions.

Inflation rate in 2014 accelerated to 4.6% per year, a level not seen since 2008 and considerably higher than Central Bank´s 3.0% target. This higher than anticipated inflation rate was due to (i) larger than expected pass-through of foreign currency exchange rate to domestic prices and (ii) increases in specific prices such as sugary drinks, alcoholic beverages and cigarettes in the enactment of the 2014 tax reform. The sharp decline in international oil prices helped ease inflationary pressures towards the end of the year, but overall domestic inflation has evolved at higher levels than anticipated. During 2014, Central Bank continued to provide further monetary stimulus to weak economic activity, gradually lowering the monetary policy rate. Nevertheless, through the end of last year, higher persistence in inflation rate has forced Central Bank to reevaluate its monetary policy stance, suggesting a likely increase in monetary policy rate during 2015.

Developments in the Colombian economy

The Colombian economy has demonstrated relatively stable growth in recent years. Despite recent international economic conditions, Colombia’s GDP increased 6.6% in 2011, 4.0% in 2012, 4.9% in 2013 and 4.6% in 2014. According to the Statistical Department of Colombia , or DANE, GDP growth has been fueled by local consumption and certain sectors such as mining and quarrying, that grew 14.5% in 2011, with slower growth of 5.6% in 2012 and 4.9% in 2013. In 2014 this sector showed a clear deceleration with a negative rate of 0.2%. In contrast, the construction sector accelerated in 2013 to 12.0%, from 6.0% in 2012 and 8.2% in 2011. During 2014 the construction sector increased 9.9%.

Recent economic activity indicators have also posted mixed results. While Colombian industrial production has been stagnant over the past three years, the retail sales and construction have posted stronger results.

Industrial production was depressed in 2012 and 2013, showing annual reductions of 1.1%and 1.0% respectively, industrial production swung positive in 2014, and grew by 0.2% for the year ended December 31, 2014. However, industrial production continued to be weak during the early part of 2015. For the month ended January 31, 2015, industrial production exhibited a decrease of 2.5% in comparison to the same period in 2014. However, industrial production is expected to rebound for the remainder of 2015, primarily due to depreciation of the Colombian peso, which is expected to fuel increased domestic and international demand for Colombian industrial production.

Additionally, the Colombian retail sector grew by 4.6% in 2014. In addition, local cement production rebounded strongly in the month ended December 31, 2014, experiencing a gain of 10.0% in comparison to the same period in 2013, and confirming the positive performance of the construction industry for the year. In the month ended January 31, 2015, local cement production experienced an increase of 14.5% when compared to the same period in 2014. Additionally, approved housing projects showed increased by 20.8% in the year ended December 31, 2014, when compared to the year ended December 31, 2013, which suggests that the Colombian construction sector will remain strong in 2015. Colombian imports grew by only 3.6% in 2013 but grew by 9.2% in 2014. However, exports contracted by 1.7% during 2014, following a growth of 5.3% in 2013. The recent drop in exports is explained by lower oil exports combined with the effects of lower global oil prices.

Inflation

General

In the past, Chile has experienced high levels of inflation, which has significantly affected our financial condition and results of operations during such periods. The rate of inflation in Chile spiked to 7.1% in 2008. In 2009, for the first time in 74 years, Chile experienced deflation of 1.4%, in part due to the contraction of the economy related to the global economic crisis. In 2011, 2012, 2013 and 2014, the inflation rate was 4.4%, 1.5%, 3.0% and 4.6%, respectively. Our results of operations reflect the effect of inflation in the following ways:

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

Under Chilean law, banks are authorized to earn interest income on loans that are adjustable for the effects of inflation. Most banks, including CorpBanca, charge an interest rate that includes an estimate of future inflation. In addition, the peso-denominated value of our assets and liabilities that are denominated in UF fluctuate as the UF is adjusted based on inflation. In the case of assets, these fluctuations are recorded as income (for increases in the peso-denominated value) and losses (for decreases in the peso-denominated value). In the case of liabilities, these fluctuations are recorded as losses (for increases in the peso-denominated value) and income (for decreases in the peso-denominated value).

Colombia has experienced similarly high levels of inflation in the past. However, the rate of inflation in Colombia in 2011, 2012, 2013 and 2014 was 3.7%, 2.4%, 1.9% and 3.7% respectively. The components that led to such level of inflation in 2014 were education (a 4.12% increase from 2013), food (a 4.69% increase from 2013) and housing (a 3.69% increase from 2013). The 12-month core inflation rate for 2014 came to 3.3%, thereby remaining within the Central Bank of Colombia’s targeted inflation range of 2.0% to 4.0%. The price increase in regulated goods and services, such as utilities, urban transportation and gasoline was 4.8%.

UF-denominated Assets and Liabilities

The UF is revalued by the Chilean National Institute of Statistics on a monthly basis. Every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal Chilean peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$22,840.75, Ch$23,309.56 and Ch$24,627.10 as of December 31, 2012, 2013 and 2014, respectively. The effect of any changes in the nominal Chilean peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income is positively affected by increases in inflation to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Conversely, our net interest income will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$1,610,577 million, Ch$1,642,003 million and Ch$1,576,818 million during the years ended December 31, 2012, 2013 and 2014, respectively. See “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities”.

Chilean Peso-denominated Assets and Liabilities

Interest rates prevailing in Chile are materially affected by the current rate of inflation during the period and market expectations concerning future inflation. The responsiveness to such prevailing rates of our Chilean peso-denominated interest-earning assets and interest bearing liabilities varies. See “—Interest Rates” and “—Results of Operations” below and “Item 11. Quantitative and Qualitative Disclosures about Financial Risk”. We maintain a substantial amount of non-interest bearing Chilean peso-denominated demand deposits. The ratio of the average balance of such demand deposits to average interest-earning assets was 3.1%, 2.8% and 2.7% during the years ended December 31, 2012, 2013 and 2014, respectively. Because such deposits are not sensitive to inflation or changes in the market interest rate environment, any decline in interest rates or the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets. From 2012 to 2014, we increased our percentage of foreign currency based loans in our total loan portfolio from 31.5% to 47.5%.

Interest Rates

Interest rates earned and paid on our assets and liabilities, respectively, reflect, to a certain degree, inflation, expectations regarding inflation, shifts in short-term interest rates set by the Central Bank of Chile and the Central Bank of Colombia and movements in long-term real rates.

Interest Rates in Chile

The Central Bank of Chile manages short-term interest rates based on its objectives of balancing inflation and economic growth. Because our liabilities are generally re-priced to reflect interest rate changes more frequently than our interest-earning assets, changes in the rate of inflation or in the monetary policy interest rate published by the Central Bank of Chile are reflected in the interest rates we pay on our liabilities before such changes are reflected in the interest rates we earn on our assets. Therefore, when short-term interest rates fall, our net interest margin is positively impacted, but when short-term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation because generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 5. Operating and Financial Overview and Prospects—A. Operating Results—The Economy—Developments in the Chilean Economy” and “—UF-denominated Assets and Liabilities” above. An increase in long-term interest rates also has a positive effect on our net interest margin, because our interest-earning assets generally have a longer duration than our interest bearing liabilities.

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

Interest Rates in Colombia

The Central Bank of Colombia manages short-term interest rates based on its objectives of maintaining a low and stable inflation rate, stabilizing output around its natural levels and contributing to the preservation of financial stability.

Colombian commercial banks, finance corporations and financing companies are required to report data to the Central Bank of Colombia on a weekly basis regarding the total volume (in Colombian pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank of Colombia calculates the DTF rate, which is the main benchmark interest rate in Colombia and is published at the beginning of the following week. The DTF is the weighted average interest rate paid by commercial banks, finance corporations and financing companies for certificates of deposit with maturities of 90 days.

For the week of December 31, 2014, the DTF rate was 4.34%. The Central Bank of Colombia also calculates the interbank rate (Interés Bancario de Referencia), or “IBR,” which acts as a reference of overnight and one-month interbank loans, based on quotations submitted each business day by eight participating banks to the Central Bank of Colombia. Using a weighted average the quotations submitted, the Central Bank of Colombia calculates the overnight IBR each business day. The one-month IBR is calculated each Tuesday. Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate (Interés Bancario Corriente), calculated as the average of the interest ordinarily charged by banks within a set period of time. The current banking interest rate is certified by the Colombian Superintendency of Finance.

Between 2006 and the summer of 2008, the Central Bank of Colombia increased the overnight lending rate by 400 basis points to 10% in the face of accelerated growth and a series of perceived supply shortages. The conservative monetary policy of the Central Bank of Colombia during this period, which included increases in reserve requirements, contributed to an increase in the DTF, which reached a high of 10.33% in 2008, the first double-digit DTF rate in six years.

A significant portion of our banking subsidiaries’ assets are linked to the DTF; accordingly, changes in the DTF affect our banking subsidiaries’ net interest income. The average DTF was 7.96% during 2007, and 9.69% during 2008. With the loosening of monetary policy that began in late 2008, the DTF decreased throughout 2009, reaching a low of 4.11% and an average of 6.22% during 2009, and a low of 3.39% and an average of 3.67% during 2010. As the economy recovered and the output gap began to close, the Central Bank of Colombia increased its interest rate throughout 2011, starting in February of that year, and through to the first quarter of 2012. As the economy began to slow down more than expected, due to the intensification of the European crisis during 2012, the Central Bank of Colombia decreased the interest rate by 100 basis points during the second half of that year, lowering it to 4.25% at December 31, 2012. Additional cuts of 100 basis points took place during the first quarter of 2013, bringing the policy rate to 3.25% at March 31, 2013. The policy rate has remained through the remainder of 2013, as inflation remained subdued throughout the year, supporting a healthy and gradual recovery pace of economic activity. The policy rate remained stable throughout 2013, and from January to March of 2014. From April of 2014 through August of 2014, the Central Bank of Colombia increased the Repo Rate by an aggregate 125 bps to 4.50%. This increase was a result of accelerated growth and intended to controlled inflation. The interest rate has remained unchanged since August 2014, due to the uncertainty surrounding the local economy after the recent fall in global oil prices.

The average DTF was 5.34% during 2012, 4.24% during 2013, and 4.05% during 2014.

Currency Exchange Rates

A material portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar and the Colombian peso. Our reported income is affected by changes in the value of the Chilean peso with respect to foreign currencies (principally the U.S. dollar and Colombian pesos) because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are converted to Chilean pesos in preparing our financial statements. The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. In the past, the Chilean peso has been subject to significant volatility when compared to the U.S. dollar. In 2012, the Chilean peso appreciated against the U.S. dollar by 7.7% as compared to 2011. In 2013, the Chilean peso depreciated against the U.S. dollar by 9.9% as compared to 2012. In 2014, the Chilean peso depreciated against the U.S. dollar by 15.0% as compared to 2013. The exchange rate between the Chilean peso and the U.S. dollar as of December 31, 2012, 2013 and 2014 was Ch$479.16 and Ch$526.41 and Ch$605,46 per US$1.00, respectively. The Chilean peso may be subject to significant fluctuations in the future.

Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities. As of December 31, 2012, 2013 and 2014, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$301,285 million, Ch$503,333 million and Ch$ 78,883 million, respectively.

Acquisition of Banco Santander Colombia

In June 2012, CorpBanca consummated the acquisition of a 91.9% interest in Banco Santander Colombia S.A (now CorpBanca Colombia), from Banco Santander, S.A., a sociedad anónima bancaria organized under the laws of the Kingdom of Spain, and certain of its affiliates pursuant to the BSC Purchase Agreement for US$1.2 billion. This transaction gave CorpBanca control over CorpBanca Colombia’s 94.9% ownership stake in CorpBanca Investment Valores Colombia S.A. (now known as Helm Comisionista de Bolsa S.A.) and CorpBanca Colombia’s 94.5% ownership stake in CorpBanca Investment Trust Colombia S.A. In addition, in June 2012, CorpBanca acquired an additional 5.06% interest in CIVAL.

As a consequence of the Banco Santander Colombia Acquisition, one of the key factors to be considered when analyzing our financial condition and results of operations as of December 31, 2012, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 is the consolidation of CorpBanca Colombia into our financial statements since May 29, 2012. As a result of our results of operations for periods ended December 31, 2012 and thereafter are not comparable to the respective periods prior to that date. Our consolidated results of operations for years ended December 31, 2012, 2013 and 2014 are not comparable because of: (i) the consolidation of CorpBanca Colombia and CIT Colombia as a result of our acquisition of these companies in June 2012; (ii) the consolidation of CorpBanca Colombia for a full year since 2013 and the consolidation of Helm Bank as a result of the Helm Bank Acquisition in August 2013; and (iii) the consolidation of Helm Bank for a full year since 2014.

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

On August 6, 2013, and in a first step of the transaction, CorpBanca Colombia acquired 58.89% of Helm Bank’s common shares (approximately 51.61% of the total subscribed and paid capital of Helm Bank) and, therefore, acquired control of Helm Bank and its subsidiaries, Helm Comisionista de Bolsa S.A., Helm Fiduciaria S.A., Helm Bank S.A. (Panama), Helm Casa de Valores S.A. (Panama) and Helm Bank S.A. (Cayman I.). On August 29, 2013, and in a second step of the transaction, CorpBanca Colombia acquired another 40.86% of the common shares of Helm Bank S.A., for a total of approximately 99.75% of the ordinary shares (approximately 87.42% of the total subscribed and paid capital of Helm Bank).

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

In the end of the fourth quarter of 2013, CorpBanca Colombia initiated a public tender offer to repurchase all of the outstanding non-voting preferred shares of Helm Bank. The tender offer was completed in January 2014 and resulted in CorpBanca Colombia purchasing 568,206,073 non-voting preferred shares issued by Helm Bank, representing 99.38% of the 571,749,928 authorized and issued non-voting preferred shares of Helm Bank. As a result of the purchase through this tender offer, CorpBanca Colombia became a 99.78% owner of Helm Bank, when combined with the 4,044,135,318 common shares already owned by CorpBanca Colombia prior to the tender offer. Helm Bank was merged with and into CorpBanca Colombia on June 1, 2014.

As a consequence of the Helm Bank Acquisition, one of the key factors to be considered when analyzing our financial condition and results of operations as of December 31, 2012, 2013 and 2014 is the consolidation of Helm Bank in our financial statements since August 6, 2013. As a result, our results of operations for periods ended December 31, 2013 and 2014 and thereafter are not comparable to the respective periods prior to that date.

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

	For the year ended December 31, 2013
	As reported less Helm Bank	Helm Bank	As reported
	(in millions of Ch$)
Interest income	891,976	115,130	1,007,106
Interest expense	(502,213)	(47,203)	(549,416)
Net interest income	389,763	67,927	457,690
Income from service fees	128,246	16,531	144,777
Expenses from service fees	(23,023)	(3,777)	(26,800)
Net service fee income	105,224	12,753	117,977
Trading and investment income, net	91,401	9,886	101,287
Foreign exchange gains net	(18,505)	4,599	(13,906)
Other operating income	34,281	5,377	39,658
Trading and investment, foreign exchange gains and other operating income	107,177	19,862	127,039
Operating income before provision for loan losses	602,164	100,542	702,706
Provisions for loan losses	(93,958)	(8,114)	(102,072)
Total operating income net of loan losses, interest and fees	508,205	92,429	600,634
Personnel salary and expenses	(140,587)	(24,422)	(165,009)
Administration expenses	(115,708)	(23,906)	(139,614)
Depreciation and amortization	(36,421)	(5,867)	(42,288)
Impairment	—	—	—
Other operating expenses	(10,917)	(4,317)	(15,234)
Total operating expenses	(303,634)	(58,511)	(362,145)
Total net operating income	204,571	33,918	238,489
Income attributable to investment in other companies	1,083	158	1,241
Income before income taxes	205,654	34,076	239,730
Income taxes	(53,526)	(10,965)	(64,491)
Net income for the year	152,128	23,111	175,239

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

Allowance for Loan Losses

We have established allowances to cover probable loan losses in accordance with IFRS. The allowance for loan losses requires us to make estimates and judgments about inherently subjective matters in determining the classification of individual loans and, consequently, we regularly evaluate our allowance for loan losses by taking into consideration factors such as changes in the nature and volume of our loan portfolio, trends in forecasted portfolio credit quality and economic conditions that may affect our borrowers’ ability to pay. Increases in our allowance for loan losses are reflected as provisions for loan losses in our income statement. Loans are charged off in accordance with the guidelines as set forth by the SBIF. Write-offs are recorded as a reduction of the allowance for loan losses. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Current Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses”.

For a further description of regulations relating to loan classification and provisioning, see “Item 4. Information on the Company—B. Business Overview—Principal Business Overview—Chilean Banking Regulation and Supervision—Current Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses”.

We consider the accounting estimates related to allowance for loan losses to be “critical accounting estimates” because (i) they are highly susceptible to change from period to period because our assumptions about the risk of loss used to classify our loans are updated for recent performance experience which may increase or decrease our risk index that is used to determine our global allowance, (ii) our specific allowances are also updated to reflect recent performance which may result in an increase or decrease in our specific allowances, (iii) it requires management to make estimates and assumptions about loan classification and the related estimated probable loss if any and (iv) any significant difference between our estimated losses (as reflected in the specific and general provisions) as of the balance sheet date and our actual losses will require us to adjust our allowance for loan losses that may result in additional provisions for loan losses in future periods which could have a significant impact on our future net income and/or financial condition. As of December 31, 2014, our allowance for loan losses was Ch$137,605 million (excluding allowances and impairment for interbank loans).

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

Results of Operations for the Years Ended December 31, 2012, 2013 and 2014

Introduction

2014 was marked by the continuing integration of the operations of CorpBanca Colombia and Helm Bank. 2014 was the first full year in which the results of operations of Helm Bank and its subsidiaries were consolidated into our financial statements and results of operations for a full year. As reported previously, in the third quarter of 2013 we, through our subsidiary CorpBanca Colombia, acquired a controlling interest in Helm Bank. As highlighted in the discussion below, the consolidation of Helm into our financial results for the entire year ended December 31, 2014 was material to our results of operation.

In 2014, we continued our focus on integrating the operations of Helm Bank and CorpBanca Colombia with a focus of realizing the revenue growth, cost synergies, and other efficiencies we expected from the acquisition of Helm Bank. On June 1, 2014, we completed the merger of Helm Bank with and into CorpBanca Colombia, pursuant to which the two banks became one and CorpBanca Colombia remained as the surviving entity. Additionally, as part of our integration efforts, on September 1, 2014, we completed the merger of Helm Comisionista de Bolsa S.A. with and into CorpBanca Investment Valores Colombia S.A., with CorpBanca Investment Valores Colombia S.A. being the surviving company. Immediately upon consummation of the merger, CorpBanca Investment Valores Colombia S.A. assumed the Helm Comisionista de Bolsa S.A. name. As a result of our consolidation and integration between CorpBanca Colombia and Helm Bank during the year ended December 31, 2014, we experienced cost-savings and one-time expenses increases. We are incurring costs and experiencing synergies related to this consolidation released as scheduled.

Net Income

Our consolidated net income as reported in our consolidated financial statements for the year ended December 31, 2014 was Ch$273,701 million, a 56.2% or Ch$98,462 million increase from Ch$175,239 million in 2013, which represented a 47.1% or Ch$56,086 million increase from Ch$119,153 in 2012. The increase in our consolidated net income for the year ended December 31, 2014 was primarily due to: (i) the results of increased commercial activity in the markets in which we operate, including increased loan activity and other banking financial services and products such as client-driven derivatives, structured solutions and financial advisory services; (ii) the consolidation of the results of Helm Bank into our financial statements for a full year in 2014 as compared to five months in 2013; (iii) a higher than expected inflation rate in Chile, which resulted in increased revenues in light of the gap position between our assets and liabilities indexed to UF; and (iv) the reduction in our average cost of funding as a result of lower interest rates established by the Central Bank of Chile.

The following table sets forth the components of our net income for the years ended December 31, 2012, 2013 and 2014:

	For the Year Ended			% Change from 2014/2013	% Change from 2013/2013
	December 31,
	2012	2013	2014
	(in millions of constant Ch$ except for percentages)
Components of net income:
Net interest income	256,876	457,690	630,884	37.8%	78.2%
Net service fee income	85,644	117,977	161,590	37.0%	37.8%
Trading and Investment, foreign exchange gains and other operating income	104,398	127,039	199,225	56.8%	21.7%
Provisions for loan losses	(51,575)	(102,072)	(127,272)	24.7%	97.9%
Income attributable to investment in other companies	367	1,241	1,799	45.0%	238.1%
Total operating expenses	(253,644)	(362,145)	(509,672)	40.7%	42.8%
Income before income taxes	142,066	239,730	356,554	48.7%	68.7%
Income taxes	(22,913)	(64,491)	(82,853)	28.5%	181.5%

Net income for the year	119,153	175,239	273,701	56.2%	47.1%

Net Interest Income

The following table sets forth the components of our net interest income for the years ended December 31, 2012, 2013 and 2014:

	For the year ended December 31,			% Change from 2014/2013	% Change from 2013/2012
	2012	2013	2014
	(in millions of constant Ch$ except for percentages)
Interest income	762,992	1,007,106	1,320,124	31.1%	32.0%
Interest expense	(506,116)	(549,416)	(689,240)	25.4%	8.6%

Net interest income	256,876	457,690	630,884	37.8%	78.2%

The following table sets forth information as to components of our interest income for the years ended December 31, 2012, 2013 and 2014:

	For the year ended December 31,			% Change from 2014/2013	% Change from 2013/2012
	2012	2013	2014
	(in millions of constant Ch$ except for percentages)
Interest income	762,992	1,007,106	1,320,124	31.1%	32.0%
Average interest-earning assets:
Loans	9,425,792	11,505,946	13,895,505	20.8%	22.1%
Financial investments	1,025,244	917,630	1,161,414	26.6%	(10.5%)
Interbank deposits	363,207	384,045	411,955	7.3%	5.7%

Total average interest-earning assets	10,814,243	12,807,621	15,468,875	20.8%	18.4%

The following table sets forth the components of our interest expense for the years ended December 31, 2012, 2013 and 2014:

	For the year ended December 31,			% Change from 2014/2013	% Change from 2013/2012
	2012	2013	2014
	(in millions of constant Ch$ except for percentages)
Interest expense	506,116	549,416	689,240	25.4%	8.6%
Average interest-earning liabilities:
Bonds	1,590,962	2,199,545	2,609,908	18.7%	38.3%
Time deposits	6,639,517	7,055,890	7,849,494	11.2%	6.3%
Central Bank borrowings	39	—	—		—
Repurchase agreements	344,293	269,419	345,097	28.1%	(21.7%)
Mortgage finance bonds	161,583	130,991	105,851	(19.2)%	(18.9%)
Other interest-bearing liabilities	2,085,162	2,283,273	3,210,058	40.6%	9.5%

Total average interest-bearing liabilities	10,821,556	11,939,118	14,120,408	18.3%	10.3%

2014 Compared to 2013:

Our interest income was Ch$1,320,124 million for the year ended December 31, 2014, an increase of 31.1% as compared to Ch$1,007,106 million for the year ended December 31, in 2013. The increase in interest income was primarily the result of: (i) the consolidation of Helm Bank into our financial statements for a full year in 2014; (ii) higher UF variation of 5.65% in 2014 versus 2.05% in 2013, which resulted in increased interest income from our UF loans and our UF investment portfolio; and (iii) higher loan activity both in Chile and Colombia. The increase in our loan activities in Chile and Colombia was reflected by an increase in the average loan balance. During this period, the balance of our average loans grew by 20.8% to Ch$13,895,505 million for the year ended December 31, 2014, from Ch$11,505,946 million for the year ended December 31, 2013.

Despite the 31.1% increase in our interest income during the period, our interest expense increased by only 25.4% to Ch$689,240 for the year ended December 31, 2014, as compared to Ch$ 549,416 for the year ended December 31, 2013, reflecting improved margins on our loans. This increase was the result of: (i) the consolidation of the results of Helm Bank for a full year in 2014, and (ii) an increase in our average interest-earning liabilities, in particular in bonds and time deposits. This increase was partly offset by: (i) a decrease of 1.5% (150 basis points) in the Central Bank monetary policy interest rate in Chile; and (ii) a decrease in our cost of funding in time deposits toward historical levels.

As a result of the above, our net interest income increased by 37.8% to Ch$630,884 million for the year ended December 31, 2014, as compared to Ch$ 457,690 million for the year ended December 31, 2013.

Net interest margin (net interest income divided by average interest-earning assets) increased from 3.6% in 2013 to 4.1% in 2014 as a result of the above-mentioned factors relating to our interest income and interest expenses.

2013 Compared to 2012:

Our interest income was Ch$1,007,106 million for the year ended December 31, 2013, an increase of 32% as compared to Ch$762,992 million for the year ended December 31, in 2012. Our interest expense increased by 8.6% to Ch$549,416 for the year ended December 31, 2013, as compared to Ch$506,116 for the year ended December 31, 2012. As a result, our net interest income increased by 78.2% to Ch$457,690 million for the year ended December 31, 2013, as compared to Ch$ 256,876 million for the year ended December 31, 2012.

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

Allowances for Loan Losses

The following table sets forth information relating to our allowances for loan losses as of December 31, 2012, 2013 and 2014:

	As of December 31,
	2012	2013	2014	% Change from 2014/2013	% Change from 2013/2012
	(in millions of constant Ch$ except for percentages)
Total loans (excludes interbank loans)	10,103,491	12,897,681	14,029,875	8.8%	27.7%
Past due loans(1)	51,272	64,091	82,650	29.0%	25.0%
Non-performing loans(2)	117,937	141,667	180,536	27.4%	20.1%
Impaired loans(3)	222,712	393,102	406,199	3.3%	76.5%
Allowances for loan losses(4)	109,601	126,039	137,605	9.2%	15.0%
Allowances for loan losses as a percentage of total loans	1.1%	1.0%	1.0%	0.4%	(9.9)%
Allowances for loan losses as a percentage of non-performing loans	92.9%	89.0%	76.2%	(14.3)%	(4.3)%
Allowances for loan losses as a percentage of impaired loans	49.2%	32.1%	33.9%	5.7%	(34.8)%
Non-performing loans as a percentage of total loans	1.2%	1.1%	1.3%	17.2%	(5.9)%
Allowances for loan losses as a percentage of past due loans	213.8%	196.7%	166.5%	(15.3)%	(8.0)%

-

(1)	Past due loans include all installments and lines of credit more than 90 days overdue. Does not include the aggregate principal amount of such loans.
(2)	Non-performing loans include the principal and interest on any loan with one installment more than 90 days overdue.
(3)	Impaired loans include those loans on which there is objective evidence that debtors will not meet some of their contractual payment obligations.
(4)	Reflects allowance for loan losses (excluding allowances for loan loss on loans and receivables to banks).

2014 Compared to 2013:

Allowances for loan losses (excluding allowances for loan loss on loans and receivables to banks) increased by 9.2% to Ch$137,605 million as of December 31, 2014 compared to Ch$126,039 million as of December 31, 2013. The increase in our allowances for loan losses was primarily due to the growth in our loan portfolio, which required a corresponding increase in our allowance for loan losses. Despite this increase, our asset quality was unchanged from 2013, as allowances for loan losses as a percentage of total loans remained at 1.0% in 2014, which was the same proportion as in 2013. We believe our allowances for loan losses are adequate as of the date hereof to cover all known losses in our loan portfolio.

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

Provisions for Loan Losses

2014 Compared to 2013:

Provisions for loan losses increased by 24.7% to Ch$127,272 million for the year ended December 31, 2014, compared to Ch$102,072 million for the year ended December 31, 2013. The increase in our provisions for loan losses in 2014 was primarily the result of: (i) the consolidation of Helm Bank in 2014 for a full year; (ii) the growth of our loan portfolio in 2014 compared to 2013, which resulted in higher provisions.

2013 Compared to 2012:

Provisions for loan losses increased by 97.9% to Ch$102,072 million as of December 31, 2013, compared to Ch$51,575 million as of December 31, 2012 as a result of (i) an increase in Chile by Ch$23,751 million, (ii) an increase in CorpBanca Colombia by Ch$17,388 million and (iii) a provision of Ch$8,114 million for Helm Bank in 2013. The increase in our provisions for loan losses in 2013 was the result of (i) the consolidation of CorpBanca Colombia in 2013, (ii) the consolidation of Helm Bank in 2013, (iii) specific corporate loan provisions in Chile, particularly for those loans related to SMU or loans with SMU risk that totaled Ch$6,625 million and (iv) an increase in provisions in our consumer loan portfolio in Colombia.

Net Service Fee Income

2014 Compared to 2013:

Our net service fee income (including income from financial advisory services) for the year ended December 31, 2014 was Ch$161,590 million, representing a 37.0% increase when compared to Ch$117,977 million, for the year ended December 31, 2013. Our income from service fees during the year ended December 31, 2014 increased by 39.5% to Ch$202,013 million from Ch$144,777 million for the year ended December 31, 2013. This increase was partially offset by a 37.6% increase in expenses from service fees to Ch$40,423 million for the year ended December 31, 2014, from Ch$26,800 million for the year ended December 31, 2013.

The increase in our net service fee income, was driven primarily by: (i) the consolidation of Helm Bank for a full year in 2014, compared to only five months in 2013; (ii) higher fees resulting from our financial advisory services and insurance brokerage business; and (iii) increased commercial activity in the markets in which we operate, including increased loan activity and other banking services and products, which resulted in increased billing and collection of fees related to such products and services. Our expenses from service fees were primarily the result of the consolidation of Helm Bank for a full year in 2014, as well as other organic growth of our expense structure.

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

Other Net Operating Income

The following table sets forth the components of our other net operating income for the years ended December 31, 2012, 2013 and 2014:

	For the year ended December 31,
	2012	2013	2014	% Change from 2014/2013	% Change from 2013/2012
	(in millions of constant Ch$ except for percentages)
Trading and investment income, net	54,994	101,287	183,693	81.4%	84%
Foreign exchange gains (losses), net	30,696	(13,906)	(13,426)	(3.5)%	(145.3%)
Other operating income	18,708	39,658	28,958	(27.0)%	112%

Trading and investment, foreign exchange gains and other operating income	104,398	127,039	199,225	56.8%	21.7%

2014 Compared to 2013:

In the year ended December 31, 2014, Trading and investment, foreign exchange gains and other net operating income increased by 56.8% to Ch$199,225 million. This 56.8% increase was mainly due to an increase of 81.4% in trading and investment income (net) that was partially offset by a decrease of 3.5% in foreign exchange results and a decrease of 27.0% in our other operating income.

Trading and investment income net of foreign exchange gains (net) results benefited from (i) higher than expected inflation rate in Chile, which increased our revenues obtained from managing the gap between assets and liabilities indexed to UF. In Chile, the balance sheet of banks typically reflects more assets than liabilities indexed to UF, thereby creating a gap between those assets and liabilities. As there is a permanent UF variation increase in Chile, the managing of this gap benefits the banking industry, (ii) increased client-driven financial derivative activity, in the context of the appreciation of the U.S. Dollar against the Chilean Peso and the Colombian Peso, and (iii) the consolidation of Helm Bank for a full calendar year.

Other operating income decreased by 27.0% in 2014 compared to 2013 due to one-time revenue from the sale of 31 real estate properties in 2013.

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

Net trading and investment increased by 84% to Ch$101,287 million for the year ended December 31, 2013 from Ch$54,994 million for the year ended December 31, 2012, while net foreign exchange gains (losses) decreased to a loss of Ch$13,906 million during 2013 from a gain of Ch$30,696 million for the year ended December 31, 2012. This higher net result of net trading and investment activities for the year ended December 31, 2013 is due to (i) a higher valuation of the trading portfolio in Chile, given the positive movements in the swap curves observed in the last months of the year and (ii) a positive contribution of CorpBanca Colombia as a result of the increase in the valuation of the trading portfolio, partly offset by a negative effect of interest rates associated with the derivatives to cover the impact that the volatility in the exchange rate had on tax expenses related to the investment in Colombia (a loss of Ch$6,448 million in 2013).

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

Operating Expenses

The following table sets forth the components of our operating expenses for the years ended December 31, 2012, 2013 and 2014:

	For the year ended December 31,			% Change from	% Change from
	2012	2013	2014	2014/2013	2013/2012
	(in millions of constant Ch$ except for percentages)
Personnel salary and expenses	120,714	165,009	219,312	32.9%	36.7%
Administration expenses	88,783	139,614	213,140	52.7%	57.3%
Depreciation and amortization	18,092	42,288	51,613	22.1%	133.7%
Impairment	—	—	1,308	—	—
Other operating expenses	26,055	15,234	24,299	59.5%	(41.5)%

Total operating expenses	253,644	362,145	509,672	40.7%	42.8%

2014 Compared to 2013:

Operating expenses increased by 40.7% to Ch$509,672 million for the year ended December 31, 2014 from Ch$362,145 million for the year ended December 31, 2013. The increase in operating expenses was the result of (i) the incorporation of Helm Bank for a full year in 2014 including one-time costs related to the merger between CorpBanca Colombia and Helm Bank, (ii) higher bonus provisions and salaries as a result of both Chilean inflation, as well as a result of collective bargaining negotiations concluded in Chile during 2014, (iii) higher insurance premiums, and (iv) higher rent expenses which resulted from the consummation in 2013 of sale-leaseback transactions relating to 31 of our formerly-owned real estate properties, and (v) advisory services and associated fees related to the pending merger between Itaú Chile and CorpBanca.

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

Income Taxes

2014 Compared to 2013:

Our income tax expenses increased to Ch$82,853 million for the year ended December 31, 2014 from Ch$64,491 million for the year ended December 31, 2013. This increase was mainly due to a combination of our higher income before taxes that we experienced in 2014, combined with a higher tax rate in Chile. As described below and in “Item 4—Information on the Company—B. Business Overview—Recent Regulatory Developments in Chile”, the governments of Chile and Colombia have recently adopted changes to their respective tax codes that will result in an increased marginal tax rate for us and certain of our subsidiaries.

In September 2014, Chile enacted Law 20,780, which amended the Chilean income tax system, increasing rates applicable to us, in order to increase revenue collection to finance education reform, to make the Chilean tax system more equitable, and to simplify the previously existing tax system. As described in “Item 4—Information on the Company—B. Business Overview—Recent Regulatory Developments in Chile”, one of the most important changes introduced by the Tax Reform is the creation of two separate taxation systems in the Chilean Income Tax Law: the attributed income system and the semi-integrated system. The law also provides gradual increases in the corporate income tax rate from 20% in 2013 to 21% in 2014, 22.5% in 2015, 24% in 2016, and 25% or 27% in 2018 depending on the tax system chosen by the applicable taxpayer. The impact of this rate change on deferred taxes resulted in a credit to our profit for the year ended December 31, 2014 of Ch$369 million.

Additionally, in December 2014, Colombia enacted an amendment to the Colombian tax laws through Law 1,739. Among the more important modifications introduced by the Colombian tax reform was a gradual and transitory increase in income taxes between 2015 and 2018. This modification will raise the income tax rate in Colombia from 34%, in effect for fiscal year 2014, to 39% in 2015, 40% in 2016, 42% in 2017 and 43% in 2018. It will return to 34% in 2019 and beyond. The impact of this rate change on deferred taxes resulted in a charge to profit for the period of Ch$890 million (credit of Ch$82 million in 2013 for the effect of the tax reform in Law 1,607 on December 26, 2012).

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

Overview

We have seven segments: (i) Large, Corporate and Real Estate Companies, (ii) Companies, (iii) Traditional and Private Banking, (iv) Lower Income Retail Banking, (v) Treasury and International, (vi) Financial Services Offered Through Subsidiaries and (vii) Colombia. Below we describe our seven primary operating segments:

Commercial Banking:

•	Large, Corporate and Real Estate Companies includes companies that belong to major economic groups, specific industries, and companies with sales over US$60 million; this segment also includes real estate companies and financial institutions.

•	Companies include a full range of financial products and services for companies with annual sales under US$60 million. Leasing and factoring have been included in this business segment.

Retail Banking:

•	Traditional and Private Banking offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income customers.

•	Lower Income Retail Banking, which corresponds to Banco Condell, offers, among other products, consumer loans, credit cards and mortgage loans to the traditionally underserved low-to-middle income segments.

Treasury and International:

•	Treasury and International primarily includes treasury activities such as financial management, funding and liquidity, as well as international businesses.

Financial Services Offered Through Subsidiaries:

•	Financial Services Offered Through Subsidiaries includes services rendered by our subsidiaries, which include insurance brokerage, financial advisory service, asset management and securities brokerage.

Colombia:

•	Our Colombia segment includes services rendered by CorpBanca Colombia, Helm Bank and their respective subsidiaries, primarily within the Colombian domestic market, including commercial and retail banking services.

Year ended December 31, 2014 Results

The following table presents summary information related to each of our operating segments for the year ended December 31, 2014:

	As of December 31, 2014
	Commercial Banking		Retail Banking
	Large Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non- Banking Financial Services	Colombia	Total
	(in millions of Ch$)
Net interest income	53,014	75,295	73,935	25,528	94,736	18,263	290,113	630,884
Net services fees income	40,097	15,399	27,971	7,880	(255)	(1,653)	72,151	161,590
Trading and investment income, net	(569)	—	16,144	—	27,388	88,815	51,915	183,693
Foreign exchange gains (losses), net	20,189	5,974	888	2	12,767	(120,645)	67,399	(13,426)
Other operating income	—	3,025	13	—	—	6,514	19,406	28,958
Provision for loan losses	(1,643)	(16,101)	(11,718)	(6,549)	—	(1,161)	(90,100)	(127,272)

Gross operational margin	111,088	83,592	107,233	26,861	134,636	(9,867)	410,884	864,427

Other income and expenses	6,357	—	—	—	—	(6,164)	1,606	1,799
Total operating expenses	(19,745)	(36,004)	(65,669)	(17,136)	(13,807)	(100,937)	(256,374)	(509,672)
Income before taxes	97,700	47,588	41,564	9,725	120,829	(116,968)	156,116	356,554

Average loans	3,791,937	1,778,057	2,414,564	154,955	63,622	153	5,692,217	13,895,505
Average investments	—	—	—	—	636,437	—	524,977	1,161,414

Year ended December 31, 2013 Results

The following table presents summary information related to each of our reportable segments for the year ended December 31, 2013:

	As of December 31, 2013
	Commercial Banking		Retail Banking
	Large Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non- Banking Financial Services	Colombia	Total
	(in millions of Ch$)
Net interest income	50,436	69,128	65,535	22,126	21,612	32,529	196,324	457,690
Net services fees income	36,701	14,390	21,413	8,976	(442)	(8,033)	44,972	117,977
Trading and investment income, net	(1,658)	—	3,294	—	48,851	8,681	42,119	101,287
Foreign exchange gains (losses), net	14,153	5,988	389	2	(50,115)	1,778	13,899	(13,906)
Other operating income	—	2,450	—	—	—	29,413	7,795	39,658
Provision for loan losses	(20,544)	(21,240)	(8,099)	(6,238)	—	903	(46,854)	(102,072)

Gross operational margin	79,088	70,716	82,532	24,866	19,906	65,271	258,255	600,634

Other income and expenses	—	—	—	—	—	493	748	1,241
Total operating expenses	(15,926)	(28,450)	(63,247)	(17,358)	(11,744)	(52,445)	(172,975)	(362,145)
Income before taxes	63,162	42,266	19,285	7,508	8,162	13,319	86,028	239,730

Average loans	3,843,701	1,787,761	2,427,743	155,801	63,969	154	3,226,817	11,505,946
Average investments	—	—	—	—	622,551	—	295,079	917,630

Year ended December 31, 2012 Results

The following table presents summary information related to each of our reportable segments for the year ended December 31, 2012:

	As of December 31, 2012
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non- Banking Financial Services	Colombia	Other	Total
	(in millions of Ch$)
Net interest income	41,751	56,120	56,972	18,664	3,010	14,071	66,288	—	256,876
Fees and income from services, net	21,802	13,052	21,693	6,517	(237)	4,923	17,894	—	85,644
Trading and investment income, net	1,525	—	3,650	—	19,316	9,624	20,879	—	54,994
Foreign exchange gains (losses), net	13,579	5,537	679	—	9,791	(1,000)	2,110	—	30,696
Other operating revenue	—	2,461	726	—	—	5,388	10,133	—	18,708
Provision for loan losses	(2,146)	(14,567)	(6,915)	(7,724)	—	558	(20,781)	—	(51,575)

Gross operational margin	76,511	62,603	76,805	17,457	31,880	33,564	96,523	—	395,343

Other income expenses	7,899	31	(685)	—	—	(6,531)	(347)	—	367
Operating expenses	(19,276)	(28,935)	(60,511)	(18,870)	(14,513)	(47,680)	(58,653)	(5,206)	(253,644)
Income before tax	65,134	33,699	15,609	(1,413)	17,367	(20,647)	37,523	(5,206)	142,066

Average loans	3,867,956	1,522,997	2,027,349	135,115	79,655	134	1,792,586	—	9,425,792
Average investments	—	—	—	—	837,858	—	187,386	—	1,025,244

B.	LIQUIDITY AND CAPITAL RESOURCES

We maintain adequate liquidity to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital requirements.

Sources of Liquidity

Our liquidity depends upon our (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities and other financial institutions. To cover any liquidity shortfalls and to enhance our liquidity position, we have established lines of credit with foreign and domestic banks and also have access to Central Bank of Chile and Central Bank of Colombia borrowings. As part of our liquidity policy, we maintain at all times a diversified portfolio of cash and highly liquid assets that can be quickly monetized, including financial investments and Central Bank of Chile, Central Bank of Colombia and government securities.

While we continue to use all available sources of funding as we believe appropriate, we continue to emphasize the increase of deposits from retail customers as a source of liquidity. These deposits include checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us. In addition, to the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the risks to our business of uncertainties relating to rolling over deposits will be diminished.

In 2008, we placed UF5,330,000 in 25 year subordinated bonds to be used to finance our normal business activities and improve our balance sheet structure. In 2009, we placed UF4,670,000 in 26 year subordinated bonds with the same purpose, taking advantage of favorable market conditions. On July 29, 2010, we entered into a US$167.5 million senior unsecured syndicated term loan facility with BNP Paribas, as Administrative Agent, and BNP Paribas Securities Corp., Citigroup Global Markets Inc., Commerzbank Aktiengesellschaft, Standard Chartered Bank and Wells Fargo Securities, LLC, as lead arrangers and book-runners. The proceeds of the loan were used mainly to fund our lending activities and for general corporate purposes. On July 24, 2012, we entered into a US$199.4 million two-year senior unsecured term syndicated loan facility with Standard Chartered Bank, HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC, as mandated lead arrangers and book-runners. This loan was amended and restated on July 22, 2014 to increase the size of the loan to US$490 million and to extend the term of the loan by an additional fifteen months period.

On January 16, 2013, we issued US$800 million aggregate principal amount of 3.125% Senior Notes due 2018 in an SEC registered transaction. The net proceeds of this offering were used for general corporate purposes, primarily to fund lending activities. On September 22, 2014, we issued US$750 million aggregate principal amount of 3.875% Senior Notes due 2019, in accordance with Rule 144A and Regulation S under the U.S. Securities Act of 1933. The net proceeds of this offering were used for general corporate purposes, primarily to fund lending activities.

In addition, we believe that we have a distinct advantage with respect to managing our funding costs because our Colombian operations are not dependent on CorpBanca for their funding needs. Our Colombian operations manage their own funding costs in Colombian pesos and, as of December 31, 2014, we do not foresee a need to separately fund our Colombian operations with our capital, reserves or financial investments, including investments in government securities and other financial institutions. On December 31, 2013 CorpBanca Colombia entered into a Note Purchase Agreement with the IFC, a member of the World Bank Group, and the IFC Capitalization (Subordinated Debt) Fund L.P., a Delaware Limited Partnership managed by the IFC Asset Management Company (collectively, the IFC Parties), by means of which CorpBanca Colombia issued bonds for an amount of US$170,000,000.00 at a variable interest rate, maturing on March 15, 2024, and the IFC Parties subscribed and paid in full the purchase price for the bonds pursuant to the terms and conditions stated therein.

On August 1, 2010, we implemented a local bond program for a maximum amount of UF150 million at any time outstanding. Under the local bond program, we are able to issue two types of bonds: (i) senior bonds, up to an aggregate amount of UF100 million, which can be divided into 28 series of senior bonds (from AB to AZ and from BA to BC), with a maturity ranging from 3 to 30 years and an interest rate of 3%, and (ii) subordinated bonds, up to an aggregate amount of UF50 million, which can be divided into 16 series (from BD to BS), with a maturity ranging from 20 to 35 years and an interest rate of 4%. For all the series of bonds that could be issued under the local bond program, the amortization of capital will be made in full at maturity. The principal owed in connection with outstanding senior and subordinated bonds is due at maturity and interest relating thereto is due bi-annually. The objective of the local bond program is to structure the future issuances of debt of CorpBanca in a way that provides for diverse alternatives of placements in order to manage efficiently its outstanding indebtedness. Under the local bond program, in 2010, we issued bonds in the Chilean market in the amount of UF18.8 million (Ch$403,364 million). In addition, on October 29, 2012 and October 31, 2012, we issued subordinated bonds in the local Chilean market in the aggregate amount of UF6.6 million (Ch$149,779 million).

In line with our goal of asset and liability management and growth, in June 2014, we issued UF 3,000,000 (Ch$74,771 million) in senior local bonds. As of December 31, 2014 we had outstanding senior bonds in the aggregate amount of Ch$2,078,358 million (UF 84.39 million) and outstanding subordinated bonds in the aggregate amount of Ch$902,248 million (UF 36.64 million).

As of December 31, 2014, we maintained a reserve in liquid assets (mainly consisting of securities issued by the Central Bank of Chile and Treasury Bonds of Colombia’s Government) of Ch$3,042,722 million. In addition, as of December 31, 2014, we maintained sufficient levels of cash and deposits in banks in the amount of Ch$1,169,178 million to satisfy our wholesale short-term obligations in the amount of Ch$1,873,802 million.

We continue to actively manage our liquidity through several committees that meet on a daily and weekly basis, as applicable. Our financial risk department also coordinates with management to forecast and manage complex liquidity scenarios.

Capital

As of December 31, 2014, our shareholder’s equity was in excess of that required by Chilean regulatory requirements. According to the Chilean General Banking Law, a bank must have an effective net equity of at least 8% of its risk-weighted assets, net of required reserves, and paid-in capital and reserves (basic capital) of at least 3% of its total assets, net of required reserves. For these purposes, the effective net equity of a bank is the sum of (i) a bank’s basic capital, (ii) subordinated bonds issued by a bank valued at their placement price up to 50% of its net capital base; provided that the value of the bonds shall decrease 20% for each year that lapses during the period commencing six years prior to their maturity and (iii) loan loss allowances in an amount up to 1.25% of a bank’s risk-weighted assets (if a bank has goodwill, this value would be required to be deducted from the calculation of the effective net equity). The calculation of the effective net equity does not include the capital contributions made to subsidiaries of a bank and is made on a consolidated basis rather than on an unconsolidated basis. For purposes of weighing the risk of a bank’s assets, the Chilean General Banking Law considers the following five different categories of assets based on the nature of the issuer, availability of funds, nature of the assets and existence of collateral securing such assets:

Category	Weighting
1	0%
2	10%
3	20%
4	60%
5	100%

Basic capital is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital, except that it generally does not include net income for the period. However, beginning in 2008, the SBIF allowed banks to include net income for the period as basic capital, net of a 30% deduction for minimum dividends accrued.

Reserves

Under the Chilean General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$19,701.7 million or US$32.5 million as of December 31, 2014). However, a bank may begin its operations with 50% of such amount, provided that it has a total capital ratio (defined as effective net equity as a percentage of risk weighted assets) of not less than 12%. When such bank’s paid-in capital reaches UF600,000 (Ch$14,776 million or US$24.4 million as of December 31, 2014) the total capital ratio required is reduced to 10%.

The following table sets forth our minimum capital requirements of the dates indicated. See Note 35 to our consolidated financial statements included herein for a description of the minimum capital requirements.

	As of December 31,
	2013	2014
	(in millions of constant Ch$ except percentages)
Net capital base	1,411,341	1,443,427
3% total assets net of provisions	(567,929)	(667,775)

Excess over minimum required equity	843,413	775,652

Net capital base as a percentage of the total assets, net of provisions	7.30%	6.37%
Effective net equity	1,991,289	2,071,647
8% of the risk-weighted assets	(1,204,683)	(1,337,231)

Excess over minimum required equity	786,606	734,416

Effective net equity as a percentage of the risk weighted assets	13.22%	12.39%

Financial Investments

The following tables set forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2012, 2013 and 2014. Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held to maturity.

	As of December 31,
	2012	2013	2014
	(in millions of Ch$)
Held-for-trading:

Chilean Central Bank and Government securities:
Chilean Central Bank bonds	2,543	746	—
Chilean Central Bank notes	—	—	—
Other Chilean Central Bank and Government securities	—	9,106	4,822

Other National institution securities:
Bonds	2,102	—	2,548
Notes	28,218	18,582	13,320
Other securities	276	133	15

Foreign institution securities:
Bonds	101,114	326,141	542,791
Notes	—	—	—
Other securities	3,409	64,443	110,615

Mutual funds investments
Funds managed by related organizations	6,336	12,495	11,787
Funds managed by third parties	15,900	37	—

Total	159,898	431,683	685,898

	As of December 31,
	2012	2013	2014
	(in millions of Ch$)
Available-for-sale

Chilean Central Bank and Government securities
Chilean Central Bank securities	329,066	334,718	276,487
Chilean Treasury bonds	69,706	847	253,999
Other Government securities	46,203	21,769	6,442

Other financial instruments
Promissory notes related to deposits in local banks	338,747	78,712	54,162
Chilean mortgage finance bonds	349	313	203
Chilean financial institutions bonds	66,231	17,985	—
Other local investments	41,019	136,623	51,526

Financial instruments issued abroad
Foreign governments and central bank instruments	206,296	212,280	434,392
Other foreign investments	14,818	85,840	79,685
Impairment provision	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—
Other investments	—	—	—
Impairment provisions	—	—	—

Total	1,112,435	889,087	1,156,896

	As of December 31,
	2012	2013	2014
	(in millions of Ch$)
Held to maturity

Chilean Central Bank and Government securities
Chilean Central Bank securities	—	—	—
Chilean Treasury bonds	—	—	—
Other Government securities	—	—	—

Other financial instruments
Promissory notes related to deposits in local banks	—	—	—
Chilean mortgage finance bonds	—	—	—
Chilean financial institutions bonds	—	—	—
Other local investments	10,099	8,632	7,175

Financial instruments issued abroad
Foreign governments and central bank instruments	74,259	93,750	—
Other foreign investment	20,619	135,140	183,502
Impairment provisions	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—
Other investments	—	—	—
Impairment provision	—	—	—

Total	104,977	237,522	190,677

We do not hold securities of any issuer other than the Central Bank of Chile and the Colombian Ministry of Finance, in which the aggregate book value of which the investment exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

The following table shows interest rates per annum applicable to certain Central Bank of Chile bonds as of the dates indicated:

As of the end of:	Peso- Denominated Five-year bond	Peso- Denominated Ten-year bond	UF- Denominated Five-year bond	UF- Denominated Ten-year bond
2012
January	4.80	—	—	—
February	5.35	—	—	—
March	5.45	5.87	2.43	2.58
April	5.56	5.67	2.43	2.53
May	5.47	5.48	2.35	2.45
June	5.09	5.37	2.37	2.47
July	5.06	5.18	2.43	2.46
August	5.23	5.22	2.27	2.40
September	5.21	5.27	2.29	2.30
October	5.28	5.32	2.28	2.32
November	5.36		2.44
December

2013
January	—	—	—	—
February	—	—	—	—
March	5.12	5.51	2.50	2.55
April	5.12	5.24	2.45	2.43
May	5.08	5.11	2.36	2.36
June	5.15	5.22	2.18	—
July	5.12	5.22	2.18	2.24
August	5.03	5.19	2.15	2.23
September	5.07	—	2.12	—
October	—	—	—	—
November	—	—	—	—
December	—	—	—	—

2014
January	—	—	—	—
February	—	—	—	—
March	—	—	—	—
April	—	—	—	—
May	—	—	—	—
June	—	—	—	—
July	—	—	—	—
August	—	—	—	—
September	—	—	—	—
October	—	—	—	—
November	—	—	—	—
December	—	—	—	—
Our total financial instruments as a percentage of total assets increased to 10% as of December 31, 2014 due to a 16.4% increase in total assets as a consequence of an increase of our loan portfolio.

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2014:

Held-for-trading	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Central Bank and Government securities:
Chilean Central Bank securities	—	—	—	—	—	—	—	—	—
Chilean Central Bank notes	—	—	—	—	—	—	—	—	—
Others Government securities	4,822	—	—	—	—	—	—	—	4,822

Other national institution securities:
Bonds	1,968	86.85	343	87.6	51	87.6	186	19.3	2,548
Notes	13,320	—	—	—	—	—	—	—	13,320
Other securities	15	—	—	—	—	—	—	—	15

Foreign institution securities:
Bonds	423,509	0.05	115,100	—	1,596	0.1	2,587	0.1	542,791
Notes	—	—	—	—	—	—	—	—	—
Other securities	9,085	2.26	27,119	2.3	74,284	2.2	128	0.1	110,615

Mutual fund investments:
Funds managed by related organizations	11,787	—	—	—	—	—	—	—	11,787
Funds managed by third parties	—	—	—	—	—	—	—	—	—

Total Held-for-trading	464,505	0.46	142,562	0.7	75,931	2.2	2,901	1.3	685,898

Available-for-sale	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Chilean Central Bank and Government securities:
Chilean Central Bank securities	13,736	3.07	256,268	2.97	6,483	4.24	—	—	276,487
Chilean treasury bonds	12,018	2.92	173,958	3.23	68,023	1.36	—	—	253,999
Others Government securities	5,641	2.90	801	2.83	—	—	—	—	6,442

Other financial instruments:
Promissory notes related to deposits in local banks	15,680	0.29	38,482	1.86	—	—	—	—	54,162
Chilean mortgage finance bonds	45	5.15	80	4.44	73	3.91	5	3.7	203
Chilean financial institution bonds	—	—	—	—	—	—	—	—	—
Other local investments	4,920	5.53	23,506	5.53	23,100	5.53	—	—	51,526

Financial instruments issued abroad:
Foreign Government and central bank instruments	24,985	0.09	73,043	0.07	288,168	0.08	48,196	—	434,392
Other foreign investments	30,436	11.08	20,607	5.00	28,643	4.94	—	—	79,685
Impairment provision	—	—	—	—	—	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other foreign investments	—	—	—	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—	—	—	—

Total	107,461	1.19	586,746	2.61	414,489	0.65	48,201	0.0	1,156,896

Held to maturity	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
(in millions of Ch$, except for percentages)
Chilean Central Bank and Government securities:
Chilean Central Bank securities	—	—	—	—	—	—	—	—	—
Chilean treasury bonds	—	—	—	—	—	—	—	—	—
Other Government securities	—	—	—	—	—	—	—	—	—
Other financial instruments:
Promissory notes related to deposits in local banks	—	—	—	—	—	—	—	—	—
Chilean mortgage finance bonds	—	—	—	—	—	—	—	—	—
Chilean financial institution bonds	—	—	—	—	—	—	—	—	—
Other local investments	2,013	3.02	5,162	3.02	—	—	—	—	7,175
Financial instruments issued abroad:
Foreign government and central bank instruments	—	—	—	—	—	—	—	—	—
Other foreign investments	166,998	0.01	16,504	—	—	—	—	—	183,502
Impairment provision	—	—	—	—	—	—	—	—	—
Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—	—	—	—

Total	169,011	0.036	21,665	0.72	—	—	—	—	190,677

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

Cash Flow

The tables below set forth information about our main sources and uses of cash. No legal or economic restrictions exist on the ability of our Chilean subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations in the Chilean Corporations Law regarding loans to related parties, and dividend payments. In addition, no legal or economic restrictions exist on the ability of our Colombian subsidiaries to transfer funds to us in the form of cash dividends. However, in the case of CorpBanca Colombia, for the following four to five years there is a possibility that shareholders may vote to capitalize such dividends in order to meet new capital adequacy requirements following Basel standards, as they did in respect of 2013 dividends and 2014 dividends. CorpBanca Colombia may also transfer funds to CorpBanca in the form of loans, as long as they abide by the regulations in the Colombian financial law regarding loans to related parties. Colombian subsidiaries (other than CorpBanca Colombia) may not transfer funds to us in the form of loans, due to their limited corporate purpose.

Net Cash (Used in) Provided by Operating Activities

	For the Year Ended December 31,
	2012	2013	2014
	(in millions of constant Ch$)
Net cash (used in) provided by operating activities	280,227	227,949	(338,361)

Our net cash provided by operating activities for the year ended December 31, 2014 decreased by 248.4% from Ch$227,949 million in 2013 to Ch$(338,361) million in 2014. This decrease in net cash provided by operating activities was mainly due to (i) the increase in our loan portfolio in 2014, and (ii) the one-time effect of the sale of part of our loan portfolio in 2013. Part of the increase in loan activity in 2014 was funded with time deposits which also increased when compared to 2013.

Net Cash (Used in) Investing Activities

	For the Year Ended December 31,
	2012	2013	2014
	(in millions of constant Ch$)
Net cash used in investing activities	(489,788)	(277,704)	(106,810)

Our net cash used in investing activities decreased from Ch$277,704 million for the year ended December 31, 2013 to Ch$106,810 million for the year ended December 31, 2014. This 61.5% decrease in net cash used in investing activities was mainly due to the fact that in 2013 we acquired Helm Bank which is a non recurrent investment.

Net Cash Provided by Financing Activities

	For the Year Ended December 31,
	2012	2013	2014
	(in millions of constant Ch$)
Net cash provided by financing activities	413,400	649,518	515,980

Our net cash provided by financing activities decreased from Ch$649,518 million for the year ended December 31, 2013 to Ch$515,980 million for the year ended December 31, 2014. This 20.6% decrease in net cash provided by financing activities was mainly due to due to the fact that in 2013 we issued capital which is a non recurrent investment.

Deposits and Other Borrowings

The following table sets forth our average month-end balance of our liabilities for the years ended December 31, 2012, 2013 and 2014, in each case together with the related average nominal interest rates paid thereon.

	As of December 31,
	2012			2013			2014
	Average Balance	Interest Paid	Average Normal Rate	Average Balance	Interest Paid	Average Normal Rate	Average Balance	Interest Paid	Average Normal Rate
	(in millions of Ch$ except for percentages)
Time deposits	6,639,517	359,641	5.4%	7,055,890	361,643	5.1%	7,849,494	349,165	4.4%
Central Bank borrowings	39	—	0.0%	—	—	—	—	—	—
Repurchase agreements	344,293	15,751	4.6%	269,419	14,736	5.5%	345,097	28,142	8.2%
Mortgage finance bonds	161,583	10,999	6.8%	130,991	8,323	6.4%	105,851	10,466	9.9%
Bonds	1,590,962	97,556	6.1%	2,199,545	119,888	5.5%	2,609,908	200,804	7.7%
Other interest bearing-liabilities	2,085,162	22,169	1.1%	2,283,273	44,826	2.0%	3,210,058	100,663	3.1%
Subtotal interest-bearing liabilities	10,821,55	506,116	4.7%	11,939,118	549,416	4.6%	14,120,408	689,240	4.9%

Non-interest bearing liabilities:
Non-interest bearing deposits	516,934			1,471,475			2,731,621
Derivates	204,949			230,679			520,154
Other non-interest bearing liabilities	261,671			380,933			577,350
Shareholders’ equity	911,442			1,376,012			1,504,727
Subtotal non-interest bearing liabilities	1,894,996			3,459,098			5,333,852

Total	12,716,552	506,116		15,398,216	549,416		19,454,259	689,240

Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy. Our most important source of funding is our time deposits. Time deposits represented 55.6% of our average interest bearing liabilities for the year ended December 31, 2014. We continue to place special emphasis on increasing deposits from retail customers, which consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us. Our total checking accounts and other demand liabilities increased by 14.59% as of December 31, 2014 compared to December 31, 2013. To the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of letters of credit loans in Chile’s domestic capital markets. Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not currently conduct any significant research and development activities.

D.	TREND INFORMATION

Our net interest income for the year ended December 31, 2014 increased to Ch$630,884 million, or by 75.7%, when compared to the year ended December 31, 2013. Generally, our net interest income is positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income is negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Currently, we have more UF-denominated assets than liabilities.

Our operating income depends significantly on our net interest income. For the years ended December 31, 2012, 2013 and 2014, net interest income over total operating income represented 57.5%, 65.1% and 63.6%, respectively. Changes in market interest rates may affect the interest rates earned on our interest-earning assets and the interest rates paid on our interest bearing liabilities, which may result in a further reduction in our net interest income.

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

Such commitments are agreements to lend money to a customer at a future date, subject to the customer’s compliance with contractual terms. Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements. The aggregate amount outstanding of these commitments was Ch$5,399,509 million as of December 31, 2014.

Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally US$), as well as open and unused letters of credit. The total amount of contingent loans held off balance sheet as of December 31, 2012, 2013 and 2014 was Ch$2,396,064 million, Ch$2,751,929 million and Ch$3,191,435 million, respectively. Contingent loans are considered in the calculation of risk weighted assets and capital requirements as well as for credit risk reserve requirements (see Note 22 to our consolidated financial statements included herein).

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

In addition to the scheduled maturities of our contractual obligations which are included under “—Liquidity and Capital Resources—Sources of Liquidity” above, as of December 31, 2014, we also had other commercial commitments which mainly consist of open and unused letters of credit, together with guarantees granted by us in Ch$, UF and foreign currencies (principally U.S. dollars). We expect most of these commitments to expire unused.

The following table includes both the accrued interest and the interest expense projected over time of each contractual obligation as of December 31, 2014. For variable rate debt and interest rate swaps and other derivatives, where applicable, the interest rates upon which we based our contractual obligations going forward are based on the applicable forward curves. For any cross-currency swaps or other derivatives as applicable, the foreign currency exchange rate used was spot.

Contractual Obligations (*)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Ch$)
Time deposits and saving accounts	7,748,193	572,819	13,376	46,672	8,381,059
Deposits and other demand liabilities	2,336,350	1,835,272	—	—	4,171,622
Bank obligations	1,350,294	55,543	30,263	57,679	1,493,779
Investments under repurchase agreements	661,663	—	—	—	661,663
Issued debt instruments	343,607	799,686	1,204,339	1,611,282	3,958,913
Other financial liabilities	9,490	677	1,120	5,520	16,807
Financial derivative contracts (all speculative and hedging instruments)	(50,918,290)	(390,443)	(178,969)	(229,677)	(51,717,379)
Total contractual obligations	(38,468,693)	2,873,553	1,070,129	1,491,476	(33,033,536)

-

(*)	The variable rates projections are obtained from the FRA rates of the respective projection curves. The parities used to convert the amounts to Chilean pesos correspond to the accounting parities used in the referred date.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

We are managed by our CEO (Gerente General) under the direction of our Board of Directors, which, in accordance with the Company’s By-laws, consists of nine directors and two alternates who are elected at our annual shareholders’ meetings. Pursuant to the provisions of our bylaws, members of the Board of Directors are generally elected for three-year terms. Most of our current members of the Board of Directors were elected on March 7, 2013. The date of expiration of the current term of office of each of our current members of the Board of Directors is March 2016. Cumulative voting is permitted for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. Our principal executive officers are appointed by the Board of Directors and the CEO and hold their offices at the discretion of the Board of Directors and the CEO. Scheduled meetings of the Board of Directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the Board of Directors, by one or more directors with the prior approval of the Chairman of the Board of Directors, or by five directors. None of the members of our Board of Directors has a contract or agreement which entitles any director to any benefits upon termination of employment with us.

Our current directors are as follows:

Directors	Position	Age
Jorge Andrés Saieh Guzmán	Chairman and Director	44
Fernando Aguad Dagach	First Vice Chairman and Director	55
Jorge Selume Zaror	Second Vice Chairman and Director	63
Rafael Guilisati Gana	Director	61
Julio Barriga Silva	Director	77
Francisco Mobarec Asfura	Director	64
Gustavo Arriagada Morales	Director	61
José Luis Mardones Santander	Director	64
Hugo Verdegaal	Director	65
María Catalina Saieh Guzmán	Alternate Director	32
Ana Beatriz Holuigue Barros	Alternate Director	59

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

Francisco Mobarec Asfura became a Director on February 2, 2012. Previously, Mr. Mobarec served as a manager in the area of corporate risk at Banco del Estado de Chile (2003-2006) and Banco Santiago (1999-2002), among others. Mr. Mobarec has previously served as a member of the audit committee of Central Bank of Chile (2007-2012) and a member of the board of directors of Factoring Penta S.A. (2008-2010), Empresa de Correos de Chile (2003-2006) and Banco Estado S.A. Administradora General de Fondos (2003-2006), among others. He received a B.A. in Business and Administration and an Accounting Auditor degree from the Universidad de Chile.

Gustavo Arriagada Morales became a Director on September 28, 2010. Mr. Arriagada previously served as the Superintendent of Banks and Financial Institutions. He received a B.A. in Business and Administration and an Economics degree from the Universidad de Chile.

José Luis Mardones Santander became a Director on March 12, 2013. Mr. Mardones currently serves as partner and director of Mardones y Marshall Consultores, independent director of CorpBanca and Metro de Valparaíso (Merval), and as director of Corporación CESCO (Centro de Estudios del Cobre y la Minería). Mr. Mardones previously served as chairman of the board of directors of Banco del Estado de Chile, chairman of Empresa Portuaria Valparaíso, director of Empresa Portuaria San Vicente, Instituto de Estudios Bancarios and of certain affiliates of Enami and Colbún. He received a civil engineering degree from the Universidad de Chile as well as a Masters in Law and Diplomacy and an International Studies Ph.D from Tufts University, The Fletcher School of Law and Diplomacy.

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

Our current Executive Officers are as follows:

Executive Officer	Position	Age
Fernando Massú Tare	Chief Executive Officer	57
Eugenio Gigogne Miqueles	Chief Financial Officer	48
José Francisco Sánchez Figueroa	Director – Wholesale banking	60
Cristián Canales Palacios	Director – Legal Services & Control	50
Richard Kouyoumdjian Inglis	Director – Products, Marketing & Quality Service	49
Jorge Hechenleitner Adams	Division Head – Wealth Management	57
Gerardo Schlotfeldt Leighton	Division Head – Banco Condell	54
Oscar Cerda Urrutia	Division Head – Companies & SME & Retail Banking	58
Pedro Silva Yrarrázaval	Division Head – International and Finance	54
María Gabriela Salvador Broussaingaray	Division Head – Products & Distribution Channels	45
Jorge Garrao Fortes	Division Head – Retail Credit Risk	42
José Brito Figari	Division Head – Commercial Credit Risk	53
Patricia Retamal Bustos	Division Head – Synergies & Customer Service	42
Rodrigo Oyarzo Brncic	Division Head – Corporate & Large Companies	43
Ricardo Torres Borge	Division Head – Real Estate	49
Rodrigo Arroyo Pardo	Division Head – Treasury	43
Gerardo Reinike Herman	Division Head – Financial Products	44
Pablo de la Cerda Merino	Division Head – Legal Services	56
Marcela Leonor Jiménez Pardo	Division Head – Human Resources	39
Américo Becerra Morales	Division Head – Operations & IT	53
María Eugenia de la Fuente Núñez	Division Head – Quality, Transparency & Customer Service	50
Cristián Guerra Bahamondes	Division Head – IT	38
José Manuel Mena Valencia	Comptroller Division Head*	59
Felipe Cuadra Campos	Compliance Division Head*	40
Fernando Burgos Concha	General Manager – New York Branch	61
Jaime Munita Valdivieso	Chief Executive Officer – Banco CorpBanca Colombia	45

-

*	Each of José Manuel Mena Valencia and Felipe Cuadra Campos reports to the Audit Committee and coordinates with senior management through the Director of Legal Services & Control.

Fernando Massú Tare became the CEO in February 2012. Mr. Massú previously served as a Director and Second Vice Chairman of our Board of Directors from October 15, 2009 until January 24, 2012. Prior to this, Mr. Massú served as Group Corporate Director of CorpGroup (2008). Previously, he held the position of Global Wholesale Banking Director at Banco Santander-Chile from 1995-2007. Between 1992 and 1995, Mr. Massú had management positions within the Santander Group in Portugal and Canada. From 1982 to 1992, Mr. Massú worked as General Manager Citicorp Chile Agencia de Valores. Mr. Massú received a B.A. in Business and Administration from Universidad Adolfo Ibáñez and attended a Professional Management Course at Harvard University.

Eugenio Gigogne Miqueles became CFO of CorpBanca in April 2010. Previously, he had served as head of the market risk department. Before joining CorpBanca in 2009, Mr. Gigogne was the CFO at Scotiabank — Chile for eight years. Mr. Gigogne received a B.A. in Business and Economics from the Universidad de Chile and a M.B.A. from Tulane University, USA.

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

Richard Kouyoumdjian Inglis became Director of Products, Marketing & Quality Service in September 2014. He previously served as Director of Shared Services between March 2012 and August 2014. He also previously served as the CFO and Chief Administrative Officer for the South American, Caribbean and Central America regions of Citigroup. Mr. Kouyoumdjian received a BSC in Naval Weapons Engineering from the Academia Politécnica Naval and a M.B.A. from the Universidad Católica de Chile. He also attended postgraduate studies at the Universities of Chicago and Cornell.

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

Patricia Retamal Bustos became Division Head of Synergies & Customer Service in December 2014. She previously served as Division Head of Synergies between January 2012 and November 2014. She has been with CorpBanca for four years, first as Manager of Corporate Banking. Ms. Retamal has 17 years of experience working at banks in the commercial credit risk and Large Companies and Corporations areas, including five years working at Banco Santander-Chile and eight years at Banco de Chile. Ms. Retamal received a B.A. in Business and Administration from the Universidad de Santiago de Chile.

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

Gerardo Reinike Herman became Division Head of Financial Products in December 2013. Prior to his new position he served as Manager of Financial Products since December 2008 with the responsibility over the sales force of Money Desk of CorpBanca. Previously, Mr. Reinike worked for 12 years at the Money Desk at Banco Santander Chile in different positions. Mr. Reinike has B.A. in Business and Administration from Universidad Andrés Bello.

Pablo de la Cerda Merino has served as the Division Head of Legal Services since April 2012. Previously he has served as a Chief Legal Counsel of the bank since July 1996. From 1992 to 1996, Mr. De la Cerda has served as a Chief Legal Counsel at Banco Osorno y La Unión, and previously he served as legal counsel in the legal department of several Chilean banks. Mr. De la Cerda received a law degree from Universidad de Chile and an Executive LLM from Universidad del Desarrollo.

Marcela Leonor Jiménez Pardo became Division Manager of Human Resources in July 2012. Previously, she served in the Global Banking Consulting Group at Banco de Chile from 2008 to 2012. Ms. Jiménez received an undergraduate degree in Philology from the Pontificia Universidad Católica de Chile. She also holds a postgraduate degree in Human Resources Management from the Adolfo Ibáñez.

Américo Becerra Morales became Division Head of Operations and IT in September 2014. He previously served as Division Head of Operations between April 2012 and August 2014. Previously, he also served as Manager of Technology, and Global Operations at Banco Santander-Chile. Mr. Becerra has over 20 years of professional experience in the financial sector. He currently serves as an Alternate Director for the Association of Mutual Funds and the chairman of the Committee of Financial Operations of the Association of Banks and Financial Institutions. Mr. Becerra is the former chairman of the Audit Committee of the Central Securities Depository (DCV) and former chairman of the Operations and Technology Committee at the DCV. He also previously served as Director and Chairman of Santander S.A. Agente de Valores. Mr. Becerra received his auditor license at the Universidad de Santiago, a B.A. from the Universidad Católica de Chile, a M.B.A. from the Executive Development Institute and a Professional Development Degree from the Universidad de los Andes.

María Eugenia de la Fuente Núñez has served as the Division Head of Quality, Transparency & Customer Services since March 2013. Ms. De la Fuente was previously the Vice Minister of Secretary General of Government. She received a B.A. in Business and Administration from Universidad de Chile. She also holds a postgraduate degree in Tax Planning and Management from University Adolfo Ibáñez.

Cristián Guerra Bahamondes became the Division Head of IT in October 2013. Previously he served as Chief Operational Risk and Information Security since May 2010. Previously he served as Chief Information Security Officer Since September 2008. Mr. Guerra began working at CorpBanca in 1998 in different positions in the area of information technologies. Mr. Guerra received B.A computer engineer from the Universidad de Ciencias de la Informática. Mr. Guerra also received a Masters in Business and Administration from the Universidad Federico Santa María. Mr. Guerra also received a Masters degree in Information Technology from the Universidad Federico Santa María.

José Manuel Mena Valencia became our Comptroller Division Head in March 2008. From 1995 to 2008 Mr. Mena served as the CEO at Banco del Estado de Chile. Previously, he was CFO at Banco Osorno y La Union. Mr. Mena received an undergraduate degree in Industrial Civil Engineering. Mr. Mena also received a Masters in Economics from the Universidad de Chile.

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

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the individual compensation of our directors or officers. For the year ended December 31, 2014, we paid fees to each of our directors in the amount of UF100 per month and the chairman UF600 per month. No amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers. In the ordinary shareholders’ meeting held on March 12, 2015, the Board of Directors agreed to continue to pay each director UF100 per month and the chairman UF600 per month. We also engage in transactions with companies controlled by certain of our directors under the applicable requirements of the Chilean Corporations Law. See “Item 7.B. Related Party Transactions”. In the year ended December 31, 2014, we paid our senior management and Directors-Audit Committee members an aggregate of Ch$18,651 million. Chilean law does not require us to have a compensation committee.

C.	BOARD PRACTICES

The period during which the directors have served in their office is shown in the table under Section A of this Item 6. The date of expiration of the current term of office is shown in the table below:

Director	Date of Expiration of Term
Jorge Andrés Saieh Guzmán	March 2016
Fernando Aguad Dagach	March 2016
Jorge Selume Zaror	March 2016
Rafael Guilisati Gana	March 2016
Julio Barriga Silva	March 2016
Francisco Mobarec Asfura	March 2016
Gustavo Arriagada Morales	March 2016
José Luis Mardones Santander	March 2016
Hugo Verdegaal	March 2016
María Catalina Saieh Guzmán	March 2016
Ana Beatriz Holuigue Barros	March 2016

Pursuant to the provisions of our bylaws, the members of the board are generally renewed every three years, based on length of service and according to the date and order of their respective appointments.

BOARD COMMITTEES

Audit Committee

Our Board maintains an Audit Committee which is currently comprised of five members, including four directors and one non-director members. The current members of the Audit Committee are Messrs. Gustavo Arriagada Morales, who chairs it, Rafael Guilisasti Gana, Hugo Verdegaal, María Catalina Saieh Guzmán and Juan Echeverría González.

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

A description of the experience and qualifications for Messrs. Gustavo Arriagada Morales, Rafael Guilisasti Gana, Hugo Verdegaal and María Catalina Saieh Guzmán, each of whom is a director of the Company is included in Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management. Below we include a summary of the experience and qualification for Juan Echeverría González, who is a non-director member of the Audit Committee.

Juan Echeverría González Mr. Echeverría currently serves as Corporate Chief Compliance Officer at CorpGroup. He was previously in charge of Deloitte’s audits of Banco Osorno, BBVA, Banco del Desarrollo, Banco Internacional, Financiera Condell, Banco CorpBanca Venezuela, and of several services provided to such financial institutions from 1993 to 2012. Mr. Echeverría is currently a director and a member of the audit committee of Compañía Minera San Gerónimo, CorpGroup Activos Inmobiliarios S.A., CorpBanca Colombia and Helm Colombia, and an advisor to the Board of Directors and Audit Committee of Copesa. He has participated in several local and international seminars regarding corporate governance, restructurings and business acquisitions. Mr. Echeverría received B.A. in Accounting from Universidad de Chile and received a two Masters degree from the Universidad Adolfo Ibáñez.

The Audit Committee’s responsibilities are, among others:

•	proposing external auditors and rating agencies to the Directors Committee;

•	analyzing and supervising the activities, organizational structure and qualifications of our internal auditing staff, who report directly to the Audit Committee;

•	analyzing rating agencies’ reports and their content, procedures and scope;

•	approving the audit plan for us and our affiliates;

•	reviewing audits and internal reports;

•	coordinating with internal and external auditors;

•	reviewing annual and interim financial statements and informing the Board of Directors of the results of such reviews;

•	reviewing the reports, procedures and extent of the work of external auditors;

•	reviewing the procedures and content of reports from external risk evaluators;

•	discussing the effectiveness and reliability of internal control procedures;

•	reviewing the performance of information systems, their sufficiency, reliability and use in decision making;

•	discussing the observance of internal regulations related to compliance with laws and regulations;

•	investigating suspected fraudulent activities;

•	reviewing the inspection reports, instructions and presentations from the SBIF;

•	reviewing compliance with the annual program of internal auditing;

•	informing the Board of Directors of any change in accounting principles and its effects;

•	setting procedures for the receiving, consideration and treatment of complaints regarding accounting, internal accounting controls or other auditing matters, and for the confidential submission by employees of questionable matters regarding accounting or auditing matters;

•	ensuring that internal auditing has the resources and sufficient support to properly perform its duties; monitoring the solutions provided to identified matters; and generally ensuring the implementation and consolidation of best practices in the Bank.

•	approving the crime prevention model and designating the company that will certify it;

•	reviewing semiannually the performance of the compliance manager, and ensuring that he or she is empowered with sufficient authority and resources to fulfill his or her duties;

•	approving the audit charter, the code of ethics, and the internal auditing manual;

•	reviewing the strategic plan, budget and human resource structure of the Bank’s comptroller;

•	proposing to the Board of Directors the appointment, reappointment or removal of the comptroller manager, evaluating his or her performance and approving his or her annual compensation;

•	examining any alleged fraud and potential breaches of laws and regulations communicated through internal auditing;

•	setting criteria for the selection and evaluation of the external auditors; and

•	verifying the compliance of the rotation policy for external auditors.

The Audit Committee has charters that establish their composition, organization, objectives, duties, responsibilities and extension of its activities. The SBIF requires the Audit Committee to meet at least every four months and to provide an annual written report to the Board of Directors informing it of its activities. The report must also be presented to the annual shareholders’ meeting. According to their charter, the Audit Committee a meet twice per month.

Directors Committee

Our Board maintains a Directors Committee which is currently comprised of four members, including three directors and one non-director members. The current members of the Audit Committee are Messrs. Gustavo Arriagada Morales, who chairs it, Hugo Verdegaal, José Luis Mardones Santander and Juan Echeverría González.

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

A description of the experience and qualifications for Messrs. Gustavo Arriagada Morales, Hugo Verdegaal and José Luis Mardones Santander, each of whom is a director of the Company is included in Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management. A description of the experience and qualifications for Mr. Juan Echeverría González, who is a non-director member of the Director Committee and the Audit Committee is included in Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Committees—Audit Committee.

The Directors Committee has charters that establish their composition, organization, objectives, duties, responsibilities and extension of its activities. The SBIF requires the Directors Committee to meet at least every four months and to provide an annual written report to the Board of Directors informing it of its activities. The report must also be presented to the annual shareholders’ meeting. According to their charter, the Directors Committee a meet twice per month.

OTHER COMMITTEES

Corporate Governance Committee

The corporate governance committee was established by the Board of Directors as an advisory body of it that aims to ensure the existence and development of better corporate governance practices for financial institutions. For that purpose, it is in charge of evaluating practices and policies that are currently in execution, making proposals to the Board of Directors of improvements, adjustments or reforms and pursuing for the proper implementation and applications of said practices and policies of corporate governance. The committee performs its duties with respect to the bank, its affiliates and related entities abroad.

The committee is composed of five directors and is empowered to engage external consultants. During 2014, Ms. María Catalina Saieh Guzmán was the chairperson of the committee and the other members were Ms. Ana Holuigue Barros, Mr. Rafael Guilisasti Gana, Mr. José Luis Mardones Santander and Mr. Gustavo Arriagada Morales (all of whom were directors). The permanent consultant was Mr. Alejandro Ferreiro Yazigi.

During 2014, the committee met nine times.

The committee is regulated by its by-laws, by applicable legal and regulatory rules and by the principles established by the Organization for Economic Co-operation and Development (OECD) as well as those defined by the Basel Committee on Banking Supervision on good corporate governance matters for financial institutions.

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

Compliance Committee

The purpose of this committee is to monitor compliance with our Codes of Conduct and other complementary rules, establish and develop procedures necessary for compliance with these codes, interpret, administer and supervise compliance with these rules and resolve any conflicts that may arise. This committee is comprised of one director; the CEO; the Legal and Control Director; the Division Head of Human Resources and the Compliance Division Head.

Social and Environmental Committee

The purpose of this Committee is to adopt measures to ensure proper and efficient assessment of social and environmental impacts generated by the activities and projects that we finance, to meet the requirements of the IFC and to reduce the risks to us of assuming the costs transferred by these indirect social and environmental risks. Additionally, this Committee proposes internal policies and procedures on environmental and corporate social responsibility matters to the Bank’s Chief Executive Officer.

The Committee is comprised of the persons holding the positions of Director of Legal Affairs and Control, Companies Credit Risk Division Manager, Companies and Retail Banking Division Manager, Large Companies and Corporate Division, Legal Services Division Manager and the Environmental Officer. The Committee may invite to its meetings any Bank executive or associate that it deems necessary.

D.	EMPLOYEES

As of December 31, 2014, on a consolidated basis, we had 7,456 employees. Approximately 36.9% of our employees were unionized as of December 31, 2014. All management positions are held by non-unionized employees. We believe that we have good relationships with our employees and the unions to which some of our employees belong. On August 1, 2014 we entered into a new collective bargaining agreement which provides for improved benefits for the employees and will be in force for a four year period.

The table below shows our employees by geographic area:

	Year ended December 31,
	2012	2013	2014
Chile	3,574	3,724	3,714
Colombia	1,566	3,548	3,716
United States	23	26	26

Total	5,163	7,298	7,456

E.	SHARE OWNERSHIP

Mr. Saieh Bendeck together with his family maintains an indirect ownership of 75.6% of Corp Group Banking S.A. In addition, Mr. Saieh Bendeck with his family are indirect holders of 100% of the ownership rights of Saga. As of the date hereof, Corp Group Banking S.A. and Compañía Inmobiliaria y de Inversiones Saga SpA, controlled by Mr. Saieh Bendeck, beneficially own approximately 43.73%, and 6.15% of our outstanding shares, respectively.

Our directors and senior managers do not have different or preferential voting rights with respect to those shares they own.

We do not have any arrangements for issuing capital to our employees, including any arrangements that involve the issue or grant of options of our shares or securities.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Our only outstanding voting securities are our common shares. As of December 31, 2014, we had 340,358,194,234 common shares outstanding.

At an extraordinary Board of Directors meeting held on January 15, 2013, our shareholders approved the following matters related to the extraordinary shareholders meeting held on November 6, 2012: (i) to preferentially offer shareholders 47,000,000,000 common shares with no par value, and (ii) set the period to exercise the preferential right on these shares from January 16 to February 14, 2013.

All of the common shares offered were subscribed for a total amount of Ch$291,168 million. This amount is comprised of Ch$143,225 million in capital and Ch$147,843 million in reserves.

The following table sets forth information with respect to the record and beneficial ownership of our capital stock as of March 31, 2015:

Stockholder	Number of Shares	Percentage of Total Share Capital	Number of Votes	Percentage of Voting and Dividend Rights
Corp Group Banking S.A.(1)(2)	148,835,852,909	43.73%	148,835,852,909	43.73%
Compañía Inmobiliaria y de Inversiones Saga SpA(2)(3)	20,918,589,773	6.15%	20,918,589,773	6.15%

Total Saieh Group	169,754,442,682	49.88%	169,754,442,682	49.88%
IFC	17,017,909,711	5.00%	17,017,909,711	5.00%
Sierra Nevada Investment Chile Dos Ltda. (Santo Domingo Group)	9,817,092,180	2.88%	9,817,092,180	2.88%
ADRs holders and foreign investors	65,299,412,124	19.19%	65,299,412,124	19.19%
AFPs (Administradoras de Fondos de Pensiones)	2,960,698,377	0.87%	2,960,698,377	0.87%
Securities Brokerage	28,994,671,890	8.52%	28,994,671,890	8.52%
Insurance Companies(4)	8,732,449,401	2.57%	8,732,449,401	2.57%
Other minority shareholders(5)	37,781,517,869	11.10%	37,781,517,869	11.10%

Other shareholders	143,768,749,661	42.24%	143,768,749,661	42.24%

Total	340,358,194,234	100%	340,358,194,234	100%

-

(1)	As of December 31, 2014, Inversiones Corpgroup Interhold Limitada directly owned 100% of the outstanding capital stock of Corp Group Banking S.A. Inversiones Corpgroup Interhold Limitada is controlled by Mr. Saieh Bendeck who, together with his family, indirectly owns a majority of its voting rights.
(2)	Mr. Saieh Bendeck and his family are deemed to have beneficial ownership of these common shares.
(3)	Saga, is indirectly controlled by Mr. Saieh Bendeck and his family. Accordingly, beneficial ownership of Saga’s shares is attributed to Mr. Saieh Bendeck and his family. Includes 926,513,842 shares owned by Saga that are under custody of Itaú BBA Corredor de Bolsa Limitada.
(4)	Since November 2013, Insurance Companies category includes CorpVida and CorpSeguros (1.33%) which are no longer controlled by the Saieh Group.
(5)	Includes Moneda’s funds with a total of 3.29% ownership.

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

As of March 31, 2015, ADR holders (through the depositary) and foreign investors held approximately 19.19% of our total common shares, represented by four registered shareholders (Deutsche Bank Trust Company Americas - ADRs; Banco de Chile on behalf of non-resident third parties; Banco Itaú on behalf of investors; Banco Santander on behalf of foreign investors). The remaining 80.81% of our total shares were held locally, in Chile, represented by 275,058,782,110 shares held by local shareholders. All of our shareholders have identical voting rights.

Corp Group Banking and Saga accounted for approximately 43.73% and 6.15%, respectively, of our outstanding common shares as of December 31, 2014. In connection with the pending Itaú-CorpBanca Merger, between August and September 2014 Corp Group Banking sold 5,208,000,000 common shares of CorpBanca, decreasing its share ownership by 1.53%. Corp Group Banking and Saga are each controlled by Mr. Saieh who, together with members of his family, controls CorpBanca.

After the closing of the Itaú-CorpBanca Merger, Itaú Unibanco and our current controlling shareholders will beneficially own 33.58% and 33.13% of our outstanding common shares, respectively. In connection with the Transaction Agreement, our controlling shareholders have agreed that at the closing of the Itaú-CorpBanca Merger, they will enter into the Itaú-CorpBanca Shareholders Agreement, whereby Itaú Unibanco will control the merged bank, or Itaú-CorpBanca, after the consummation of the Itaú-CorpBanca Merger. For a description of the Itaú-CorpBanca Shareholders Agreement and the Transaction Agreement, see Item 10. Additional Information—C. Material Contracts.

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

Under the Chilean Corporations Law, a “related transaction” is deemed to be any operation between an open stock corporation and (i) one or more related persons under Article 100 of the Securities Market Act (see below), (ii) a director, manager, administrator, principal officer or liquidator of the corporation, by him/herself or on behalf of persons other than the corporation, or their respective spouses or blood or marriage relatives to the second degree, (iii) an entity of which any of the persons indicated in the previous numeral is the direct or indirect owner of ten percent or more of its capital or a director, manager or officer, (iv) a person or entity determined as such by the by-laws of the corporation or the board committee, and (v) an entity in which a director, manager, administrator, principal officer or liquidator of the corporation, has acted in any of those capacities during the immediately previous 18 months.

Article 100 of the Securities Market Act provides that the following persons are “related” to a company: (i) the other entities of the business conglomerate to which the company belongs, (ii) parents, subsidiaries and equity-method investors and investees of the company, (iii) all directors, managers, officers and liquidators of the company and their spouses or blood relatives to the second degree, or any entity controlled, directly or indirectly, by any of the referred individuals, (iv) any person that, by him/herself or with other persons under a joint action agreement, may appoint at least one member of the management of the company or control ten percent or more of the capital or voting capital of a stock company and (v) other entities or persons determined as such by the SVS.

A publicly-traded corporation may only enter into a related transaction when its aim is to contribute to the corporate general interests, its conditions are set at arms’ length and the corporation has followed the procedure indicated in the Chilean Corporations Law. The procedure to approve a related transaction can be summarized as follows: (i) the directors, managers, administrators, principal officers and liquidators involved in the potential transaction must give notice thereof to the board (these persons are obligated to disclose their interest in the transaction and their reasons to justify the convenience of the transaction for the corporation, both of which must be informed to the public), (ii) the absolute majority of the board, excluding any director involved in the transaction, must approve the transaction, (iii) the approval given by the board must be informed to the next shareholders’ meeting, (iv) if the directors involved in the transaction form the majority of the board, the transaction may only be approved by the unanimity of the remaining directors or by two-thirds of the issued voting shares in the corporation in a shareholders’ meeting, and (v) where the approval of the shareholders’ meeting is required, the board will request an independent appraiser to submit to the shareholders the conclusions regarding the conditions of the transaction.

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

As of December 31, 2012, 2013 and 2014, loans to related parties totaled CCh$170,957 million, Ch$364,424 million and Ch$228,989 million, respectively, and related party receivables, other than loans, totaled Ch$47,251 million, Ch$27,325 million and Ch$18,157 million, respectively. See Note 33 to our financial statements for a more detailed accounting of transactions with related parties.

LOANS TO RELATED PARTIES

As of December 31, 2012, 2013 and 2014, loans to related parties were as follows:

	2012
	Operating Companies	Investment Companies	Individuals(1)
	(in millions of constant Ch$)
Loans and receivables to customers
Commercial loans	138,675	13,682	791
Mortgage loans	—	—	16,231
Consumer loans	817	—	6,337
Loans and receivables to customers - gross	139,492	13,682	23,359
Provision for loan losses	(5,023)	(201)	(352)

Loans and receivables to customers, net	134,469	13,481	23,007

Other	9,627	—	2,468

	2013
	Operating Companies	Investment Companies	Individuals(1)
	(in millions of constant Ch$)
Loans and receivables to customers
Commercial loans	161,421	193,076	1,915
Mortgage loans	—	—	16,267
Consumer loans	—	—	4,956
Loans and receivables to customers - gross	161,421	193,076	23,138
Provision for loan losses	(2,334)	(10,792)	(86)

Loans and receivables to customers, net	159,087	182,284	23,053

Other	71,457	332	2,166

	2014
	Operating Companies	Investment Companies	Individuals(1)
	(in millions of constant Ch$)
Loans and receivables to customers
Commercial loans	181,576	31,351	1741
Mortgage loans	—	—	14,580
Consumer loans	—	—	2,592
Loans and receivables to customers - gross	181,576	31,351	18,913
Provision for loan losses	(2,650)	(154)	(47)

Loans and receivables to customers, net	178,926	31,197	18,866

Other	76,396	312	2,304

-

(1)	Includes debt obligations that are equal to or greater than UF 3,000 indexed-liked units of account, equivalent to Ch$73.9 million as of December 31, 2014.

All loans to related parties were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. During 2012, 2013 and 2014, and in accordance with IFRS, the total gross amounts of related party loans outstanding amounted to Ch$173,625 million, Ch$435,106 million and Ch$272,962 million, respectively.

OTHER TRANSACTIONS WITH RELATED PARTIES

During 2012, 2013 and 2014, we had the following income (expenses) from services provided to (by) related parties:

	For the year ended December 31,
	2012	2013	2014
Company	Income (expenses)	Income (expenses)	Income (expenses)
	(in millions of nominal Ch$)
Inmobiliaria Edificio Corp Group S.A.	(2,552)	(2,740)	(3,067)
Transbank S.A	(2,492)	(2,430)	(3,617)
Corp Group Interhold, S.A. and CorpGroup Holding Inversiones Limitada	(2,396)	(2,632)	(2,805)
Redbanc S.A.	(1,539)	(1,782)	(2,016)
Promoservice S.A	(1,438)	(1,508)	(1,188)
Recaudaciones y Cobranzas S.A.	(1,217)	(971)	(1,943)
Operadora de Tarjeta de Crédito Nexus S.A.	(916)	(846)	(936)
Fundación Corpgroup Centro Cultural	(624)	(736)	(1,505)
Fundación Descúbreme	(66)	(80)	(78)
Inmobiliaria e Inversiones San Francisco Ltda	(264)	—	—
Compañía de Seguros Vida Corp. S.A.	(362)	(318)	(159)
Empresa Periodística La Tercera S.A.	(183)	(163)	(282)
SMU S.A. Rendic Hnos S.A.	(1,726)	(1,928)	(2,092)
Asesorías Santa Josefina Ltda	(147)	—	—
Corp Research S.A	—	—	(408)
CAI Gestión Inmobiliaria S.A	—	—	(219)
Grupo de Radios Dial S.A	—	—	(177)
Hotel Corporation of Chile S.A.	—	—	(132)
Pulso Editorial, S.A	—	—	(111)
Corp Imagen y Diseños S.A	—	—	(76)
Asesorías e Inversiones Rapelco Limitada	—	—	(49)

Total	(15,922)	(16,134)	(20,859)

-

On September 1, 2014, Helm Comisionista de Bolsa S.A. merged with and into CorpBanca Investment Valores Colombia S.A., with CorpBanca Investment Valores Colombia S.A. being the surviving company. Immediately upon consummation of the merger, CorpBanca Investment Valores Colombia S.A. assumed the Helm Comisionista de Bolsa S.A. name.

These transactions were carried out on terms normally prevailing in the market at the date of the transaction.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 17. Financial Statements”.

LEGAL PROCEEDINGS

We were named as a defendant in shareholder litigation captioned Cartica Management, LLC, et al. v. Corpbanca S.A., et al., Case No. 1:14-cv-02258-PKC, initially filed in United States District Court for the Southern District of New York on April 1, 2014, and later amended on June 12, 2014. Plaintiffs included minority shareholders who were owners of ADRs and other common shares. Other defendants included our CEO and CFO, CorpGroup, Saga and Mr. Saieh, as well as Itaú Unibanco and Itaú Chile (Itaú Chile together with Itaú Unibanco, the “Itaú Defendants”). Plaintiffs alleged that CorpBanca and other defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and also brought claims for common law fraud. Plaintiffs also alleged that that CorpGroup, Saga, Mr. Saieh and the Itaú Defendants violated Section 13(d) of the Exchange Act, and Rules 13d-1 and 13d-5 promulgated thereunder, and that CorpGroup, Mr. Saieh, certain individual defendants and Itaú Unibanco violated Section 20(a) of the Exchange Act. Plaintiffs alleged, among other things, that defendants had intentionally misrepresented and failed to disclose material facts concerning the pending Itaú-CorpBanca Merger and the benefits CorpGroup and associated entities and individuals may have received in connection with that merger. Plaintiffs sought injunctive and declaratory relief, including an injunction to prevent the Itaú-CorpBanca Merger from proceeding, as well as unspecified consequential damages. In a Memorandum and Order dated September 25, 2014, the Court granted the defendants’ motions to dismiss the amended complaint, dismissing all claims against all defendants, and granted the directors and officers’ supplemental motion to dismiss. Judgment was entered and the case closed on September 29, 2014. On December 19, 2014, the parties filed a stipulation withdrawing the previously filed notice of appeal, concluding the litigation.

In addition, we are involved in collections proceedings initiated by us in the normal course of business and certain proceedings against us in the ordinary course of banking business as disclosed in Note 22 to our audited consolidated financial statements included herein.

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

The balance of our distributable net income is generally retained for use in our business (including for the maintenance of any required legal reserves). Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends. Our actual dividend policy is to distribute at least 50% of each fiscal year net income, calculated as total net income for the period less an amount which maintains capital constant in real terms. Dividend distributions in 2012, 2013 and 2014 each amounted to 100%, 50% and 57% of net income for the immediately precedily fiscal year, respectively.

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

	Santiago Stock Exchange		New York Stock Exchange
	Common Shares		ADSs
	High	Low	High	Low
	(Ch$ per share (1))		(US$ per ADS(2))
Annual Price History
2010	8.90	4.10	94.00	39.00
2011	8.78	5.81	93.76	17.05
2012	7.40	5.50	23.08	17.11
2013	7.47	4.73	22.19	13.75
2014	7.40	5.50	23.08	17.11
Quarterly Price History
2013 1st Quarter	6.98	6.44	22.19	20.32
2013 2nd Quarter	6.64	5.25	20.98	15.20
2013 3rd Quarter	5.80	4.73	17.25	13.75
2013 4th Quarter	7.47	5.45	21.15	16.05
2014 1st Quarter	7.49	5.92	21.14	15.82
2014 2nd Quarter	6.92	6.44	18.88	17.38
2014 3rd Quarter	7.71	6.74	19.67	17.55
2014 4th Quarter	7.79	7.17	20.20	17.36
2015 1st Quarter	7.68	6.60	18.54	15.82
Monthly Price History
September 2014	7.71	7.33	19.67	18.70
October 2014	7.79	7.31	20.20	18.82
November 2014	7.79	7.39	19.99	18.55
December 2014	7.68	7.17	18.76	17.36
January 2015	7.09	6.71	17.36	16.13
February 2015	7.68	7.15	18.54	17.21
March 2015	7.55	6.60	18.29	15.82
April 2015(3)	6.92	6.71	17.06	16.34

-

Sources: Santiago Stock Exchange Official Quotation Bulletin; NYSE.

(1)	Chilean pesos per share reflect nominal price at trade date.
(2)	Price per ADS in US$: one ADS represented 5,000 common shares until March 2011, and 1,500 common shares thereafter.
(3)	The information for April 2015 is as of April 23, 2015.

As of the date of this Annual Report, no trading suspensions relating to our common shares have occurred.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

GENERAL

Shareholders rights in a Chilean bank that is also an open-stock (public) corporation are governed by the corporation’s by-laws, which effectively serve the purpose of both the articles or certificate of incorporation and the by-laws of a company incorporated in the United States, by the Chilean General Banking Law and secondarily, to the extent not inconsistent with the latter, by the provisions of Chilean Corporations Law applicable to publicly traded corporations except for certain provisions which are expressly excluded. Article 137 of the Chilean Corporations Law provides that all provisions of the Chilean Corporations Law take precedence over any contrary provision in a corporation’s by-laws. Both the Chilean Corporations Law and our by-laws provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such are to be brought in Chile in arbitration proceedings, notwithstanding the plaintiff’s right to submit the action to the ordinary courts of Chile.

The Chilean securities markets are principally regulated by the SVS under the Chilean Securities Market Law and the Chilean Corporations Law. In the case of banks, compliance with these laws is supervised by the SBIF. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation and protection of minority investors. The Chilean Securities Market Law sets forth requirements relating to public offerings, stock exchanges, stock brokers and dealers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Corporations Law sets forth the rules and requirements for establishing open stock corporations while eliminating government supervision of closed (closely-held) corporations. Open stock (public) corporations are those that voluntarily or are legally required to register their shares in the Securities Registry.

BOARD OF DIRECTORS

The Board of Directors has nine regular members and two alternate members, elected by shareholders’ vote at General Shareholders’ Meetings. The directors may be either shareholders or non-shareholders of the Company. There is no age limit for directors.

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

The directors are entitled to compensation for the performance of their duties. The amount of their compensation is determined annually at the General Shareholders’ Meeting. In addition, payments in the form of wages, fees, travel accounts, expense accounts, dues as representatives of the Board of Directors and other cash payments, payments in kind or royalties of any sort whatsoever, may be paid to certain directors for the performance of specific duties or tasks in addition to their functions as directors imposed upon them specifically by the General Shareholders’ Meeting. Any special compensation must be reported at the General Shareholders’ Meeting, and for that purpose, a detailed and separate entry shall be made in our Annual Report to investors, which shall expressly indicate the complete name of each of the directors receiving special compensation.

Without prejudice to any other incapacity or incompatibility established by the Chilean Corporations Law, according to the General Banking Law, the following may not be directors: (i) those persons who have been sentenced or are being tried for crimes punishable with a principal or accessory penalty of temporary or permanent suspension from or incapacity to hold public office, (ii) those persons who have been declared bankrupt and have not been rehabilitated, (iii) members of the Chilean Congress, (iv) directors or employees of any other financial institutions, brokers and security traders, together with its directors, officers, executives and managers; employees appointed by the President of the Chile and employees or officers of (x) the State, (y) any public service, public institution, semi-public institution, autonomous entity or state-controlled company, or any such entity, a Public Entity, or (z) any enterprise, corporation or public or private entity in which the State or a Public Entity has a majority interest, has made capital contributions, or is represented or participating, provided that persons holding positions in teaching activities in any of the above entities may be directors, and (v) the bank’s employees, which shall not prevent a director from holding on a temporary basis and for a term not to exceed ninety days the position of General Manager. The CEO may not be elected as a director.

For purposes of the election of directors, each shareholder shall have the right to one vote per share for purposes of electing a single person, or to distribute his votes among candidates as he may deem convenient, and the persons obtaining the largest number of votes in the same and single process shall be awarded positions, until all positions have been filled. The election of the regular and alternate board members are carried out separately. For purposes of casting votes, the Chairman and the Secretary, together with any other persons that may have been previously designated by at the meeting to sign the minutes thereof, shall issue a certificate giving evidence of the oral votes of shareholders attending, following the order of the list of attendance being taken.

Each shareholder is entitled, however, to cast his or her vote by means of a ballot signed by him or her, stating whether he or she signs for his own account or as a representative. This entitlement notwithstanding, in order to expedite the voting process, it can be ordered that the vote be taken alternatively or by oral vote or by means of ballots. At the time of polling, the Chairman may instruct that the votes be read aloud, in order for those in attendance to count the number of votes issued and verify the outcome of the voting process.

Every election of directors, or any changes in the election of directors, shall be transcribed into a public deed before a notary public, published in a newspaper of Santiago and notified to the SBIF by means of the filing of a copy of the respective public deed. Likewise, the appointments of General Manager, Manager and Deputy Managers shall be communicated and transcribed into a public deed.

If a director ceases to be able to perform his or her duties, whether by reason of conflict of interest, limitation, legal incapacity, impossibility, resignation or any other legal cause, the vacancy is filled as follows: (i) the positions of regular directors is filled by a member appointed by the Board of Directors on its first meeting after the vacancy occurs and such member appointed by the Board of Directors will remain in the position until the next General Shareholders’ Meeting, where the appointment may be ratified, in which case, the replacement director will remain in his or her position until the expiration of the term of the director he or she replaced and act as full director; and (ii) while the vacancy has not been filled by the Board of Directors, an alternate director shall act as regular member.

The alternate directors may temporarily replace regular directors in case of their absence or temporary inability to attend a board meeting. Alternate board members are always entitled to attend and speak at board meetings. They are entitled to vote at such meetings only when a regular member is absent and such alternate member acts as the absent member’s replacement.

During the first meeting following the General Shareholders’ Meeting, the Board of Directors elects, by an absolute majority and in separate and secret votes, from among its members, a Chairman, a First Vice Chairman and a Second Vice Chairman. If no director obtains such majority, the election is repeated among those three directors who obtained the most votes, adding any blank votes to the person who obtained the greatest number of votes. In case of a tie, the vote is repeated and, if a tie were to occur again, there is a drawing. The Chairman, the First Vice President and the Second Vice President may be reelected indefinitely.

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

The Board will represent us in and out of court and, for the performance of the bank’s business, a circumstance that will not be necessary to prove before third parties, it will be empowered with all the authorities and powers of administration that the law or the by-laws do not set as exclusive to the General Shareholders’ Meeting, without being necessary to grant any special power of attorney, even for those acts that the law requires to do so. This provision is notwithstanding the judicial representation of the bank that is part of the General Manager’s authorities. The Board may delegate part of its authority to the General Manager, to the Managers, Deputy Managers or Attorneys of the bank, a Director, a Commission of Directors, and for specifically determined purposes, in other persons.

CAPITALIZATION

Under Chilean law, the shareholders of a bank, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in such company’s capital with the authorization of the SBIF. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and the return of capital; provided that the shareholders may, by amending the By-laws, also grant the right to receive dividends or distributions of capital. An investor becomes eligible to receive dividends and returns of capital once it has paid for the shares (if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro-rata portion of the dividends declared and/or returns of capital with respect to such shares unless the company’s By-laws provide otherwise). If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the corresponding board of directors is obligated to initiate legal action to recover outstanding amounts unless holders of two-thirds of the issued shares in an extraordinary shareholders meeting authorizes the board of directors to refrain from pursuing the collection, in which case the company’s capital will be reduced to the amount actually paid. Upon termination of the actions for collection, the board of directors shall propose to the shareholders meeting the write-off of the non-paid amount and the reduction of the capital of the company to the amount effectively paid in. Authorized shares and issued shares which have not been subscribed and paid for within the period fixed for their payment are cancelled and are no longer available for issuance by the company, unless in case of an issuance of convertible bonds or when reserved for compensation plans for employees.

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

Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the SVS provides that the following transactions shall be carried out through a tender offer:

•	an offer which allows a person to take control of a publicly traded company (sociedad anónima abierta), unless (i) the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange, or (ii) those shares are acquired (a) through a capital increase, (b) as a consequence of a merger, (c) by inheritance, or (d) through a forced sale;

•	an offer for all the outstanding shares of a publicly traded company (sociedad anónima abierta) upon acquiring two-thirds or more of its voting shares, in which case such controlling shareholder must offer to purchase the remaining shares from the investing shareholders in a tender offer, unless (i) the controlling shareholder has reached two-thirds of the voting shares through a tender offer for all of the shares of the company, or (ii) it reaches such percentage as a result of a reduction of the capital of the company by operation of law: such offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the 60 stock exchange business days between the thirtieth and the ninetieth stock exchange business days immediately preceding the acquisition; and

•	an offer for a controlling percentage of the shares of a listed operating company if such person intends to take control of the company (whether listed or not) controlling such operating company, to the extent that the operating company represents 75% or more of the consolidated net worth of the holding company.

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

Article 35 bis of the General Banking Law establishes that prior authorization of the SBIF is required for:

•	the merger of two or more banks;

•	the acquisition of all or a substantial portion (more than one third) of a bank’s assets and liabilities by another bank;

•	the control by the same person, or controlling group, of two or more banks; or

•	a substantial increase in the share ownership by a controlling shareholder of a bank in conditions whereby the acquirer or the group of banks reach a relevant participation in the market (understood as either acquiring a majority or two thirds of the bank’s shares).

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

The common shares were sold in (i) a registered offering in the United States and elsewhere outside of Chile on January 18, 2013, (ii) a local offering in Chile on January 18, 2013 and (iii) a preferential offering period beginning on January 16, 2013 and ending on February 14, 2013. CorpBanca’s shareholders subscribed approximately 99% of the newly issued shares.

SHAREHOLDERS’ MEETINGS AND VOTING RIGHTS

An ordinary annual meeting of shareholders is held within the first four months of each year, generally in February and must be called by the Board of Directors. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy proposed by the Board of Directors, elects the members of our Board of Directors and approves any other matter which does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on March 12, 2015.

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

Transaction Agreement

This section describes the material terms of (i) the Transaction Agreement executed by CorpBanca, CorpGroup Parent, Itaú Unibanco and Itaú Chile on January 29, 2014; and (ii) the text of the Shareholders’ Agreement contemplated by the Transaction Agreement to be executed by Interhold, Gasa, Compañía Inmobiliaria y de Inversiones Saga SpA, Corp Group Holding Inversiones Ltda., Itaú Unibanco and an entity through which Itaú Unibanco may hold their interest in Itaú-CorpBanca, which has not yet been created, on the closing date of the Transaction.

The rights and obligations of the parties to the Transaction Agreement and the Shareholders’ Agreement are governed by the express terms and conditions of such agreement and not by this summary or any other information contained in this Form 20-F. The description in this section and elsewhere in this Form 20-F is qualified in its entirety by reference to the complete text of the Transaction Agreement and the form of Shareholders’ Agreement, copies of which are attached as Exhibit 10.C.1 and are incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Transaction Agreement or the Shareholders’ Agreement. CorpBanca encourages you to read the Transaction Agreement and the Shareholders’ Agreement carefully and in their entirety.

Additionally, we note that the Shareholders’ Agreement has not been executed, and is not, as of the date hereof, in full force or effect. Te Shareholders’ Agreement will be executed by the parties thereto concurrently with the closing of the Itaú-CorpBanca Merger, subject to any changes and modifications, if any, as may be agreed to by the parties to the Shareholders’ Agreement

Capitalized terms used but not defined herein shall have the same meaning as in the Transaction Agreement or the Shareholders’ Agreement, as applicable.

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

The Itaú-CorpBanca Merger

The following transactions will occur prior to the Itaú-CorpBanca Merger:

•	The divestiture by CorpGroup Parent of a number of shares it holds, directly or indirectly, in CorpBanca which, collectively, amount to 1.53% of the capital stock of CorpBanca. Such shares shall be divested to third parties other than CorpGroup Parent and Itaú Unibanco, and are intended to be transferred to minority shareholders of CorpGroup Parent. During 2014, Corp Group Banking S.A. disposed of 5,208,000.000 of its shares of CorpBanca, as a result, it is still required to dispose of 344,218 CorpBanca shares prior to the closing of the Itaú-CorpBanca Merger in order to meet the divestiture commitment.

•	The capital increase in Itaú Chile for US$652 million through the issuance of shares to be fully subscribed and paid for by Itaú Unibanco and/or a company owned, directly or indirectly, by Itaú Unibanco. During the year ended December 31, 2014, Itaú Unibanco completed a capital increase of Itaú Chile in the aggregate amount of Ch$58,873 million (approximately US$100 million as of December 31, 2014) by purchasing fully subscribed and paid shares of Itaú Chile. As a result of the capital increase effected in the year ended December 31, 2014, Itaú Unibanco is still required to effect a US$552 million capital increase at Itaú Chile prior to the closing of the Itaú-CorpBanca Merger, to meet this commitment.

Thereafter, Itaú Chile will merge with and into CorpBanca, with CorpBanca as surviving entity under the name of “Itaú-CorpBanca”. The Itaú-CorpBanca Merger is expected to result in the issuance of 172,048,565,857 shares of CorpBanca (representing 33.58% of the shares of Itaú-CorpBanca) to Itaú Unibanco. CorpGroup Parent shall retain 33.13% of the capital stock of Itaú-CorpBanca and the remaining 33.29% of the capital stock will be held by public shareholders.

After the Itaú-CorpBanca Merger, the following transactions will be implemented:

•	CorpBanca and four wholly-owned Subsidiaries of CorpBanca shall purchase all of the shares of Itaú Colombia capital stock from affiliates of Itaú Parent, hereinafter referred to as the Colombian Acquisition or, alternatively, if the minority shareholders of CorpBanca Colombia accept the offer to sell their shares in CorpBanca Colombia, to Itaú-CorpBanca. Itaú Colombia shall merge with and into CorpBanca Colombia, hereinafter referred to as the Colombian Merger. In the case of the Colombian Merger, CorpBanca Colombia shall be the surviving corporation and shall be governed by the laws of Colombia.

•	Itaú-CorpBanca, as the holder of 66.28% of the shares of CorpBanca Colombia, shall offer to acquire from certain minority shareholders holding 33.72% of the capital stock of CorpBanca Colombia for an aggregate purchase price of US$894,000,000. CorpGroup Parent, who is among such group of minority shareholders, has committed to sell the 12.38% stake of capital stock it indirectly holds in CorpBanca Colombia.

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

Subject to certain exceptions set forth in the Transaction Agreement and pending completion of the Itaú-CorpBanca Merger, neither CorpBanca, CorpBanca Colombia nor Itaú Chile and Itaú Colombia shall, or shall permit its subsidiaries to, take any of the following actions without the other parties written consent:

•	amend its organizational documents or enter into a plan of consolidation, merger, share exchange, reorganization or similar business combination;

•	(i) adjust, split, combine or reclassify any capital stock or authorize the issuance of any securities in respect of, in lieu of or in substitution for, shares of its capital stock, (ii) set a record date or payment date for, make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exercisable or exchangeable for any shares of its capital stock, (iii) grant or issue any equity, (iv) issue, sell or otherwise permit to become outstanding any additional shares of capital stock, (v) make any change in any instrument or contract governing the terms of any of its securities (other than for the purposes of effecting the Transactions) or (v) enter into any contract with respect to the sale or voting of its capital stock;

•	make any material investment in or acquisition of any other entity;

•	(i) enter into any new line of business which is not within the banking business, (ii) change its lending, investment, underwriting, securitization, servicing, risk and asset liability management and other banking and operating or (iii) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

•	sell, transfer, mortgage, encumber or otherwise dispose of any part of its business or any of its properties or assets;

•	incur any indebtedness for borrowed money other than indebtedness of it or any of its wholly-owned subsidiaries to it or any of its wholly-owned subsidiaries; assume, guarantee, endorse or otherwise as an accommodation become responsible for third parties obligations; or make any loan or advance to any third party;

•	restructure or make any material change to its investment securities portfolio, its derivatives portfolio or its interest rate exposure;

•	terminate, amend, waive or knowingly fail to use reasonable best efforts to enforce, any material provision of any material contract;

•	(i) increase by more than 20% the aggregate compensation or benefits of any of its current or former officers, directors, employees with annual base compensation in excess of US$350,000 or consultants, (ii) become a party to, adopt, terminate, materially amend or commit itself to any compensation and benefit plan or contract with annual base compensation in excess of US$350,000, (iii) pay or award, or commit to pay or award, any bonuses or incentive compensation or (iv) grant or accelerate the vesting of any equity-based awards;

•	settle any litigation, except for certain litigation involving solely money damages in an amount not greater than US$1,000,000 individually;

•	implement or adopt any change in its financial accounting principles, practices or methods;

•	file or amend any material tax return; settle or compromise any material tax liability in an amount greater than US$2,000,000; make, change or revoke any material tax election; agree to any extension or waiver of the statute of limitations with respect to assessment or determination of material taxes, surrender any right to claim a material tax refund; or change any material method of tax accounting;

•	knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Transactions not being satisfied on a timely basis;

•	adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution, restructuring, recapitalization or reorganization; or

•	agree to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions described above.

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

Insurance Matters

Following completion of the Itaú-CorpBanca Merger, Itaú Unibanco shall cause Itaú Chile Compañía de Seguros de Vida S.A. to provide life insurance-related products to all the clients of Itaú-CorpBanca that are permitted to obtain an offer from an insurance broker to acquire life insurance and to pay CorpBanca Corredores de Seguros, S.A. and Itaú Chile Corredora de Seguros Limitada brokerage and/or services fees in an aggregate annual amount equal to 47.7%, or the Applicable Premium Percentage of the aggregate revenues generated by them from the sales of such life-insurance related products for the relevant year, in consideration and exchange for the offer of such products to the clients of Itaú-CorpBanca.

The Applicable Premium Percentage will be revised on a yearly basis as provided by the Transaction Agreement.

If Itaú Unibanco desires not to continue to cause Itaú Chile Compañía de Seguros de Vida S.A. to offer the life-insurance related products to the insurance clients of Itaú-CorpBanca, Itaú Unibanco shall use its reasonable best efforts to, enter into an agreement with a third party and one or more CorpBanca Corredores de Seguros, S.A. and/or Itaú Chile Corredora de Seguros Limitada, whereby such third party will provide life-insurance related products to the insurance clients of Itaú-CorpBanca and pay to CorpBanca Corredores de Seguros, S.A. and/or Itaú Chile Corredora de Seguros Limitada, as applicable, the related insurance brokerage fees on substantially the same terms described above. Until an agreement with such third party has been executed, Itaú Unibanco will continue to pay Itaú-CorpBanca or CorpBanca Corredores de Seguros, S.A. and/or Itaú Chile Corredora de Seguros Limitada an amount equal to the average of the Insurance Brokerage Fees paid by Itaú Chile Compañía de Seguros de Vida S.A. in the 12-month period prior to the date on which Itaú Chile Compañía de Seguros de Vida S.A. ceases to provide life-insurance related products to Itaú-CorpBanca or CorpBanca Corredores de Seguros, S.A. and/or Itaú Chile Corredora de Seguros Limitada.

Certain Other Businesses

For a period of six months after the date of the Transaction Agreement, CorpGroup Parent and Itaú Unibanco will discuss whether CorpBanca will continue to hold its ownership interest in SMU Corp. If after such period of time, CorpGroup Parent and Itaú Unibanco have not reached an agreement, Itaú Unibanco will decide in its sole discretion. Pursuant to such determination, and if necessary, CorpGroup Parent will, and will cause CorpBanca to use reasonable best efforts to divest, transfer, liquidate or otherwise dispose all of CorpBanca’s and its subsidiaries’ investment in SMU Corp. as promptly as reasonably practicable and on commercially reasonable terms.

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

Shareholders’ Agreement

The following summary is included to provide you with information regarding the terms of the form of Shareholders’ Agreement. This section is not intended to provide you with any factual information about CorpBanca. Such information can be found elsewhere in the public filings that CorpBanca makes with the SEC. The Shareholders’ Agreement remains subject to change to reflect any modifications mutually agreed by the parties thereto prior to its execution. As noted, the Shareholders’ Agreement will be executed concurrently with the closing of the Itaú-CorpBanca merger.

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

In the event that Itaú Unibanco does not accept the price proposed by CorpGroup Parent and as a result, an agreement is not reached, then CorpGroup Parent shall be permitted to proceed with such Change of Control and Itaú Unibanco shall be entitled to unilaterally terminate the Shareholders’ Agreement during a period of 60 days after receipt of notice from CorpGroup notifying of the consummation of such Change of Control.

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

If Itaú Unibanco ceases to be the Controlling Shareholder (as defined in Article 97 of the Chilean Securities Market Act) of Itaú-CorpBanca, prior to consummating any obligation pursuant to a provision of the Shareholders’ Agreement to purchase shares of Itaú-CorpBanca or Company Two from CorpGroup Parent which would result in Itaú Unibanco being the

Controlling Shareholder of Itaú-CorpBanca, Itaú Unibanco shall commence a tender offer to purchase a number of shares of Itaú-CorpBanca which would result in Itaú Unibanco being the Controlling Shareholder of Itaú-CorpBanca for the purchase price provided in such applicable provision of the Shareholders’ Agreement and shall in any event satisfy its obligation (whether through the tender offer or a subsequent purchase thereafter) within 90 calendar days.

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

If the put right described above has been exercised, at any time and from time to time during the five-year period thereafter, CorpGroup Parent shall have the unconditional right either to (i) acquire from Itaú Unibanco a number of shares of Company Two up to the number of shares sold pursuant to the put right described above at the same price per share as was paid by Itaú Unibanco pursuant to such put right plus an annual interest rate at the Chilean Índice de Cámara Promedio plus a spread that is not to exceed the lowest spread then being offered by Itaú-CorpBanca to non-governmental borrowers in Chile; or (ii) cause Itaú Unibanco to place an order on the Santiago Stock Exchange to sell to CorpGroup Parent and/or Company Two a number of shares of Itaú-CorpBanca of up to the number of shares of Itaú-CorpBanca sold to Itaú Unibanco pursuant to the put right described above at the same price per share as was paid by Itaú Unibanco pursuant to such put right plus an annual interest rate at the Chilean Índice de Cámara Promedio plus a spread that is not to exceed the lowest spread then being offered by Itaú-CorpBanca to non-governmental borrowers in Chile. If, as a result of the competitive bidding procedures of the Santiago Stock Exchange, the shares of Itaú-CorpBanca sold by Itaú Unibanco or one of its wholly-owned subsidiaries are sold over the Santiago Stock Exchange to a third party at a higher price, then CorpGroup Parent and/or Company Two shall not have the right to repurchase such shares of Itaú-CorpBanca.

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

If the Breaching Shareholder has not cured its Material Breach within 50 calendar days after receipt of any such notice, the non-Breaching Shareholder shall have the unconditional right to (i) require the Breaching Shareholder to sell all of its shares to the non-Breaching Shareholder at a price per share equal to 80% of the market price as of the date of the notice exercising a call option and (ii) if the non-Breaching Shareholder is CorpGroup Parent, to sell to Itaú Unibanco all of its shares at a price per share equal to 120% of the market price as of the date of the notice exercising a put option.

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

Notwithstanding the foregoing, the Shareholders’ Agreement permits the following activities: (i) providing consumer financing and other financial products or services offered from time to time by supermarkets and other nonbank retailers in the applicable jurisdiction; (ii) financing or providing asset management products and services; (iii) receiving from or providing to any third party a personal guaranty or a loan or engaging in other financial arrangements in connection with a transaction or transactions that does not otherwise constitute a Banking Business in Chile, Colombia or the Republic of Panama; (iv) making investments by or in employee retirement, pension or similar plans or funds or in companies that manage such plans or funds; (v) acquiring, owning, controlling or managing, in any third party that has any Banking Business in Chile, Colombia and the Republic of Panama pursuant to purchase, merger, consolidation or otherwise so long as (A) the Banking Business in Chile, Colombia or the Republic of Panama conducted by such third party or business constitutes not more than 10% of the revenues of such acquired third party or business and not more than 5% of the revenues of Itaú-CorpBanca, in each case for the immediately preceding 12 months, and (B) after consummation of such acquisition, Itaú-CorpBanca is offered the right to acquire such Banking Business for cash at the fair value thereof; (vi) acquiring, owning, controlling, managing, investing in any third party or business which would otherwise be prohibited under the non-compete obligation, provided that action is undertaken to sell the competing portion of such business; (vii) acquiring, owning, controlling, managing, investing in any third party that has any Banking Business in Chile, Colombia and the Republic of Panama or engaging in a new business opportunity in the Banking Business in Chile, Colombia, Peru and Central America, if such transaction or opportunity was presented by Itaú-CorpBanca to Itaú Unibanco, if Corp Group Parent is the investing party, or by Itaú-CorpBanca to Corp Group Parent, if Itaú Unibanco is the investing party, and Corp Group Parent or Itaú Unibanco, as the case maybe, withheld their consent to Itaú-CorpBanca consummating such transaction; (viii) providing products or services pursuant to any unsolicited request from any client that operates in Chile, Colombia and the Republic of Panama which cannot be reasonably provided by Itaú-CorpBanca or its subsidiaries or (ix) acquiring, owning, managing or investing in the MCC Entities (as defined in the Shareholders’ Agreement) or prohibit any activities currently conducted by the MCC Entities.

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

Note Purchase Agreement

On December 31, 2013 CorpBanca Colombia entered into a Note Purchase Agreement with the IFC, a member of the World Bank Group, and the IFC Capitalization (Subordinated Debt) Fund L.P., a Delaware Limited Partnership managed by the IFC Asset Management Company (collectively, the IFC Parties), by means of which CorpBanca Colombia issued bonds for an amount of up to US$170,000,000.00 at a variable interest rate, maturing on March 15, 2024, to be sold to the IFC Parties and the IFC Parties subscribed and paid in full the purchase price for the bonds pursuant to the terms and conditions stated therein.

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

Systems Operations Services Agreement

We have entered into a Systems Operations Services Agreement with IBM, initially dated March 30, 2001, and covering a term from April 1, 2001 through April 15, 2006 which can be renegotiated periodically. The currently covers a term from April 16, 2008 to April 30, 2018. Under this agreement, IBM provides outsourcing Computer System Operations services to us and we are obligated to pay fees amounting to UF2,821.7 per month.

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

CHILEAN TAX CONSIDERATIONS

The following discussion is based on material Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion summarizes the material Chilean income tax consequences of an investment in the ADSs or common shares received in exchange for ADSs by an individual who is not domiciled in or a resident of Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, which we refer to as a foreign holder. For purposes of Chilean law, an individual holder is a resident of Chile if he or she has resided in Chile for more than six months in one calendar year or for a total of more than six months, whether consecutive or not, in two consecutive tax years. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile). This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

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

CAPITAL GAINS

Gains realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile (confirmed by the Chilean IRS in ruling No. 1,307 of 2013). The deposit and withdrawal of common shares in exchange for ADRs will not be subject to any Chilean taxes.

Gains recognized on a sale or exchange of common shares received in exchange for ADSs (as distinguished from sales or exchanges of ADSs representing such common shares) by a foreign holder will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter) if (1) the foreign holder has held such common shares for less than one year since exchanging ADSs for the common shares, (2) the foreign holder acquired and disposed of the common shares in the ordinary course of its business or as a regular trader of stock, or (3) the sale is made to a company in which the foreign holder holds an interest (10% or more of the shares in the case of open stock corporations). A 35% withholding tax is imposed on the amount of the sale or exchange of common shares received in exchange for ADSs, less a Chilean credit tax (as a consequence of the Tax Reform, this special single tax system will not be available from 2017 and from that year the general regime will apply). In all other cases, gain on the disposition of common shares will be subject only to the first category tax levied as a sole tax. However, in these latter cases, if it is impossible to determine the taxable capital gain, a 5% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due.

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

This section is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations, published rulings, and court decisions, all as of the date of this Annual Report. These laws are subject to change, possibly on a retroactive basis, and subject to differing interpretations. This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

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

As used herein, the term “U.S. holder” means a beneficial owner of ADSs or common shares who is:

•	an individual who is a citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if such trust validly elects to be treated as a United States person (as defined under the Code) for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration, and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

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

If you are a non-corporate U.S. holder, dividends paid to you may constitute qualified dividend income and be taxable to you at a reduced rate provided that (1) certain holding period requirements are met, (2) the ADSs or common shares are considered to be readily tradable on an “established securities” market in the United States, and (3) the bank is not a PFIC. Under U.S. Internal Revenue Service, or IRS, authority, ADSs are considered for purposes of clause (2) above to be readily tradable on an established securities market in the United States because they are listed on the NYSE. Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividend income because the common shares are not themselves listed on a U.S. exchange. Moreover, as discussed below, under “—Passive Foreign Investment Company rules”, we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2014 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks. You should consult your tax advisor regarding the availability of the reduced rate for dividends paid with respect to our ADSs or common shares. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain U.S. corporations.

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

Passive Foreign Investment Company rules

Based upon our current estimates, expectations and projections of the value and classification of our assets and the sources and nature of our income, we believe that the bank’s ADSs and common shares should not be treated as stock of a PFIC for U.S. federal income tax purposes for 2014, our current taxable year or in the foreseeable future, including after the anticipated combination of the bank and Itaú Chile following the Itaú-CorpBanca Merger, but this conclusion is a factual determination that is made annually and there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. Our actual PFIC status for our current taxable year ending December 31, 2015 will not be determinable until after the close of our current taxable year ending December 31, 2015 and accordingly, there is no guarantee that we will not be a PFIC for 2015.

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

We believe that we should qualify as an active bank under both the notice and the proposed regulations, assuming that the proposed regulations are finalized in their current form. Accordingly, based on our present regulatory status under Chilean law, the present nature of our activities and the present composition of our assets and sources of income, we do not believe we were a PFIC for the taxable year ending December 31, 2014 (the latest period for which the determination can be made) and we also do not expect to be a PFIC for the current taxable year or for any future taxable years. However, if the Itaú-CorpBanca Merger is successfully consummated, whether we qualify as an active bank and whether we are a PFIC for the taxable year including such consummation and any subsequent taxable year will depend on the activities of the combined bank and, in part, on the composition of assets currently owned by Itaú Chile and the types of income that these assets generate in future taxable years. As a result, although we expect to qualify as an active bank and we do not expect to be a PFIC for the taxable year of the consummation of the Itaú-CorpBanca Merger and in subsequent taxable years, at this time there can be no assurance that this will be the case

In addition, because a PFIC determination is a factual determination that must be made following the close of each taxable year and is based on, among other things, the market value of our assets and shares, and because the proposed regulations (although proposed to be retroactive in application) are not currently in force, our PFIC status may change and there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. If the bank is treated as a PFIC for any year in which you hold ADSs or common shares, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

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

If you directly (and, in some cases, indirectly) own ADSs or common shares that are treated as PFIC shares with respect to you during a taxable year, you will be required to file an annual report on IRS Form 8621 for such taxable year.

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

A.	Definition and Principles of Financial Risk Management

This section describes the financial risks, liquidity risks and market risks to which we are exposed in our business activities. Additionally, an explanation is included of the internal tools and regulatory methods used to control these risks, portfolios over which these market risk approaches are applied and quantitative disclosures that demonstrate our level of exposure to financial risk.

The principal types of risks inherent to our business are market, liquidity, operational and credit risk. The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long-term stable earnings growth. Our senior management places great emphasis on risk management.

Our policy with respect to asset and liability management is to maximize our net interest income and return on assets and equity while managing interest rate, liquidity and foreign exchange risks, all within the limits provided by Chilean banking regulations and internal risk policies and limits.

Our asset and liability management policies are developed by our Asset & Liability Committee, or our A&L Committee, following guidelines established by our Board of Directors. The A&L Committee is composed of eleven members, including one director, the CEO, the treasury and international division manager, the financial risk manager, our CFO, and the division managers of management control and planning, retail banking, non-banking financial services and commercial banking, represented by the managers of the corporate and commercial banking divisions. The role of the financial risk manager and the A&L Committee is to ensure that our treasury and international division’s operations are consistently in compliance with our internal risk policies and limits, as well as applicable regulations. The A&L Committee typically meets once per month. Senior members of our treasury and international division meet regularly with the A&L Committee and outside consultants to discuss our asset and liability position. The members of our financial risk management department are not employed in our banking operations or treasury and international division.

The market risk and control department’s activities consist of (i) applying Value at Risk, or VaR, techniques (as discussed below), (ii) marking to market our fixed income portfolio, derivatives portfolio and measuring daily profit and loss from trading activities, (iii) comparing VaR and other exposures against the established limits, and (iv) providing information about trading activities to the A&L Committee, other members of senior management and the treasury and international division.

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

Decisions as to how to manage these risks are reviewed by committees, the most important of which is the A&L Committee.

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

The main sources of foreign exchange risk are:

•	Positions in foreign currency (FX) within the trading book,

•	Currency mismatches between assets and liabilities in the banking book,

•	Cash flow mismatches in different currencies, and

•	Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the bank’s income statement and equity. This effect is known as “translation risk”.

b) Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g. UF, Unidad de Valor Real (UVR) or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the balance sheet may be denominated.

c) Interest Rate Risk

Interest rate risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of trading instruments and the financial margin and other gains from the banking book such as fees. Likewise, fluctuations in interest rates can affect the underlying value of the bank’s assets and liabilities and of derivative instruments that are recorded off balance sheet at fair value.

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

d) Prepayment or Call Risk

This risk arises from the possible prepayment (partial or full) of any transaction before its contractual maturity, generating the need to reinvest the freed cash flows at a different rate than that of the prepaid transaction.

e) Underwriting Risk

This risk arises as a result of the Bank underwriting a placement of bonds or other debt instruments, taking on the risk of coming to own the portion of the issuance that could not be placed among potential interested parties.

f) Correlation Risk

Correlation risk is the exposure to changes in estimated correlations between the relative value of two or more assets, or a difference between the effective and estimated correlation over the life of the transaction.

g) Market Liquidity Risk

Market liquidity risk is the exposure to losses as a result of the potential impact on transaction prices or costs in the sale or closure of a position. This risk is related to the particular market’s degree of depth.

h) Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as the exposure to changes in the perceived volatility of these factors.

b)	Management Principles

The following principles govern the market risk management efforts of CorpBanca and its subsidiaries:

•	Business and trades are conducted in line with established policies, pre-approved limits, guidelines, procedure controls and clearly defined delegation of decision-making authority, in compliance with applicable laws and regulations.

•	The bank’s organizational structure must ensure effective segregation of duties so that trading, monitoring, accounting and risk measurement are performed and reported independently using a dual-control system.

•	Trading of new products and participation in new markets can only take place if all of the following occur:

•	The product has been approved by the Bank’s New Product Committee.

•	A full assessment has been conducted to determine if the activity falls within the bank’s general risk tolerance and specific commercial objectives.

•	Proper controls and limits have been set for that activity.

•	The limits, terms and conditions stipulated in the authorizations are monitored on a daily basis and any excesses are reported no later than the following day.

•	Trading positions are valued each day at fair value in accordance with the valuation policy.

•	All trades must be executed at current market rates.

2.	Funding Liquidity Risk

a)	Definition

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

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

•	the liquidation of positions, when it so decides, to occur without significant losses.

•	the commercial and treasury activities of the bank and its subsidiaries to be financed at competitive rates.

•	the bank to avoid fines or regulatory penalties for not complying with regulations.

b)	Management Principles

The principles used to manage funding liquidity risk include:

•	Balancing strategic liquidity objectives with corporate profitability objectives, designing and implementing investment and financing strategies to compete with our key competitors.

•	Designing policies, limits and procedures in accordance with banking regulations, internal rules and CorpBanca’s strategic business objectives.

•	Establishing a robust framework for managing liquidity risk that guarantees that the entity will maintain sufficient liquidity, including a cushion of high-quality, unencumbered liquid assets that can be used to contend with a series of stress-generating events, including those that bring about losses or weaken sources of secured and unsecured financing.

•	Clearly establishing liquidity risk tolerance appropriate for its business strategy and its size within the financial system.

•	The bank has a financing strategy that promotes effective diversification of funding sources and maturities. It maintains a continuous presence in the funding market with correspondent banks and select customers, maintaining close relationships and promoting diversification of funding sources. It also keeps appropriate lines of financing available, ensuring its ability to obtain liquid resources quickly. The bank has identified the main factors of vulnerability that affect its ability to secure funds and monitors the validity of the assumptions behind estimates for obtaining funding.

•	CorpBanca actively manages its intraday liquidity positions and risks in order to punctually meet its payment and liquidation obligations both under normal circumstances as well as situations of stress, contributing to the smooth operations of the payment and settlement systems.

3.	Counterparty Risk

Credit default risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty’s inability to comply with obligations to settle derivative operations with bilateral risk.

The Bank diversifies credit risk by placing limits on the concentration of this risk in any one individual debtor, debtor group, product, industry segment or country. Such risks are continuously monitored and the limits by debtor, debtor group, product, industry and country are reviewed at least once per year and approved by the respective committees.

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

B.	Corporate Governance Structure and Committees

CorpBanca has an organizational structure for monitoring, controlling and managing market risks, based on the following principles:

•	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.

•	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.

•	Senior management establishes the guidelines for risk exposure, and

•	Senior management is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

In order to guarantee the flexibility of management efforts and communication of risk levels to upper management, the following network of committees has been established:

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

As with the corporate structure for financial risk, each local financial risk unit arranges its functions based on the specific characteristics of the business, operations, legal requirements or other relevant aspects.

In order to guarantee adherence to corporate policies and proper local execution, the corporate financial risk area and local financial risk units have the following roles and functions:

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

The trading book consists of financial instruments that are allocated to diverse portfolios based on their strategy. The market risk of these instruments stems mainly from being recorded at fair value. As a result, changes in market conditions can directly impact their value. The following sections describe the monitoring and control structure for market risk in the trading book used during 2014.

(a)	Value at Risk (VaR)

The VaR methodology is the main tool for controlling market risk in the trading book. Its appeal lies in providing a statistical measurement of the maximum expected loss at a certain defined level of confidence, consolidating risk exposures with the observed distribution of market factors.

The bank assigns global limits based on its activities in different markets. In addition, in order to complement these global limits, VaR sublimits are defined using diverse variables such as market volatility, volume, liquidity and return on capital.

The following table presents the use of VaR during 2014 for the Bank and its Chilean and foreign subsidiaries. The Chilean branch accounts for most of the VaR consumption with an average of Ch$1,927.30 million followed by CorpBanca Colombia with an average consumption of Ch$286.54 million.

VaR Statistics for Bank and Subsidiaries
		(in millions of Ch$)
		VaR with 99% confidence level
		2014				2013	2012
		Minimum	Average	Maximum	Last	Last	Last
CorpBanca Chile	Total VaR	1,126.28	1,927.30	2,763.36	2,147.21	1,465.56	852.54
	Diversification Effect	(349.73)	(107.33)	(45.13)	(117.12)	(50.96)	230.42
	Interest Rate	1,183.70	1,918.20	2,759.28	2,186.57	1,470.87	717.13
	Equity	0.00	0.00	0.00	0.00	0.00	0.00
	Foreing Exchange Rate	292.30	116.43	49.21	77.76	45.65	365.83

CorpBanca Colombia (CorpBanca & Helm Bank)	Total VaR	138.25	286.54	709.77	695.29	256.20	248.32
	Diversification Effect	39.73	(30.32)	(192.72)	(21.00)	(13.85)	(23.99)

VaR Statistics for Bank and Subsidiaries
		(in millions of Ch$)
		VaR with 99% confidence level
		2014				2013	2012
		Minimum	Average	Maximum	Last	Last	Last
	Interest Rate	97.98	283.17	708.36	694.96	329.88	247.03
	Equity	0.00	0.00	0.00	0.00	0.00	0.00
	Foreing Exchange Rate	0.54	33.69	194.13	21.33	11.00	25.28

CorpBanca Corredora de Bolsa S.A.	Total VaR	21.08	43.85	87.42	39.46	62.74	39.77
	Diversification Effect	35.82	(34.34)	(79.62)	(21.43)	(195.23)	105.37
	Interest Rate	(20.99)	34.05	92.02	24.78	51.65	26.17
	Equity	3.56	15.13	44.35	3.67	41.61	10.34
	Foreing Exchange Rate	2.69	29.01	30.66	32.44	39.23	29.10

CorpBanca New York Branch	Total VaR	8.69	10.38	13.64	13.27	11.93	18.63
	Diversification Effect	0.00	0.00	0.00	0.00	0.00	0.00
	Interest Rate	8.69	10.38	13.64	13.27	11.93	18.63
	Equity	0.00	0.00	0.00	0.00	0.00	0.00
	Foreing Exchange Rate	0.00	0.00	0.00	0.00	0.00	0.00

TABLE 1: VAR CONSUMPTION FOR THE BANK AND ITS SUBSIDIARIES

The following graphs show the daily evolution of the VaR during 2014 for the Bank and its subsidiary in Colombia. As mentioned previously, the VaR consumption of CorpBanca Chile (blue line) is consistently higher than CorpBanca Colombia (red line).

TABLE 2: VAR TRENDS IN CHILE AND COLOMBIA IN 2014

(i)	VaR Backtesting

VaR backtesting is carried out at a local and corporate level by the different financial risk units. The backtesting methodology is applied consistently to all of the Bank’s portfolios. These exercises consist of comparing the estimated VaR measurements at a determined level of confidence and time horizon against the actual results of losses obtained during the same time horizon. The methodology used compares the results obtained without considering the intraday results or changes in positions within the portfolio. This method corroborates the individual models’ ability to value and measure risks from the different positions.

The graphs below compare the bank’s daily VaR estimates and the realized P&L over a period of 300 days in order to probe the VaR measurements’ consistency (Kupiec’s frequency test). Indeed, about 99% of the realized P&L should lie within the ±99% VaR interval. Given the time period of 300 days, there should be an expected number of 3 excesses.

As seen below, CorpBanca Chile exhibited 2 exceptions over the considered time period, which corresponds to the Basel green zone.

TABLE 4: BACKTESTING TRENDS FOR CHILE IN 2014

The graph presented above shows VaR movements with data from 300 days of history and the Bank’s results in Chile. Based on the graph, during the time frame indicated, there were 2 exceptions over the daily VaR. The frequency or Kupiec test places the model within the green zone, which suggests that the model is correct and aligned with the hypotheses made and accepts exceptions generated with a frequency of close to 1%, which are also independent from one another.

TABLE 5: BACKTESTING TRENDS FOR COLOMBIA IN 2014

The figure above illustrates an exception to the daily VaR. The frequency test places the model within the green zone, which indicates that there is no evidence for rejecting the model.

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

At the same time, exchange rate risk is controlled using notional limits, giving fluidity to currency products with customers and simultaneously limiting trading positions. The following table shows the current notional limits as well as closing positions as of year-end 2014, and statistics for that year.

Current Limits and Consumption of Currency Positions

	As of December 31, 2014				Consumption Statistics 2014
Exchange Rate	Limit [USD]	Position [USD]	VaR 99% [CLP]	VaR Inc 99% [CLP]	Minimum [USD]	Average [USD]	Maximum [USD]
USD/CLP	55,000,000	(27,325,595)	194,938,852	84,231,891	(27,325,595)	8,880,335	48,922,929
EUR/USD	20,000,000	26,781	211,924	(137,904)	(17,954,871)	(4,021,840)	2,199,938
JPY/USD	10,000,000	68,236	849,507	(593,157)	(7,715,228)	(1,488,303)	7,451,707
GBP/USD	10,000,000	42,005	273,706	(138,463)	(1,603,774)	23,873	1,232,517
CAD/USD	10,000,000	43,896	291,351	(31,324)	(468,908)	10,856	114,667
AUD/USD	5,000,000	27,035	294,669	(14,126)	(14,835)	52,888	151,555
MXN/USD	5,000,000	13,027	116,567	57,685	(4,567,117)	(140,641)	2,184,759
PEN/USD	5,000,000	0	0	0	0	0	0
BRL/USD	5,000,000	2,265	37,824	(3,975)	(2,025,591)	(20,351)	2,916,988
COP/USD	5,000,000	0	0	0	(2,436,382)	(14,361)	2,131
NOK/USD	500,000	65,957	736,809	(250,484)	9,376	22,149	66,048
DKK/USD	500,000	19,295	150,387	(99,443)	17,480	24,488	29,862
SEK/USD	500,000	(6,187)	61,635	22,637	(287,591)	2,289	25,115
CHF/USD	500,000	70,872	637,689	(365,519)	(16,910)	78,441	218,499
WON/USD	500,000	0	0	0	0	0	0
CNY/USD	500,000	13,224	23,706	39,862	1,604	6,104	20,813

TABLE 5: CURRENT LIMITS AND CONSUMPTION OF CURRENCY POSITIONS FOR 2014

The following tables show the trends in the most important currency positions managed in Chile, which are the U.S. dollar (USD) and the euro (EUR).

The graphs below show that the USD-CLP and EUR-USD exposures of CorpBanca Chile (blue line) lie within the authorized limits (range between the red lines).

TABLE 6: EVOLUTION OF USD POSITION FOR 2014

TABLE 7: EVOLUTION OF EUR POSITION FOR 2014

The limit for Colombia uses an overall position for all currencies, which cannot exceed US$ 40 million (notional). The table below shows the aggregate position for Colombia.

TABLE 8: EVOLUTION OF USD/CLP POSITION FOR 2014 CORPBANCA COLOMBIA

(c)	Sensitivity to Volatility

While the options portfolio is included in the VaR calculation described in the section above, the Bank also uses additional limits to controls the risks associated with the currency options portfolio. These added limits promote the product as a customer necessity, more than as trading positions.

•	Gamma Risk Limit or Effect of Convexity of Options

•	Vega Risk Limit or Effect of Variability of Area of Implied Market Volatility

The following figures show the use of limits as of year-end 2014, and trends in their use in Chile and the Colombian subsidiary.

	As of December 31, 2014
Index	Limit	Value
	(in millions of Ch$)
Gamma Risk	50	—
Vega Risk	300	214

TABLE 9: CONSUMPTION OF GAMMA AND VEGA RISK 2014

TABLE 10: TRENDS IN GAMMA RISK 2014

TABLE 11: TRENDS IN VEGA RISK 2014

The following figures show the use of Gamma and Vega limits as of year-end 2014, for our subsidiary in Colombia.

	As of December 31, 2014
Index	Limit	Value
	(in millions of Ch$)
Gamma Risk	215	—
Vega Risk	89	7

TABLE 12: CONSUMPTION OF GAMMA AND VEGA RISK 2014 CORPBANCA COLOMBIA

TABLE 13: TRENDS IN GAMMA RISK 2014 COLOMBIA

TABLE 14: TRENDS IN VEGA RISK 2014 COLOMBIA

(ii)	Banking Book

The banking book consists primarily of:

Assets

•	Cash

•	Commercial, mortgage and consumer loans from the commercial areas.

•	Fixed-income instruments classified as available for sale or held to maturity.

Liabilities

•	Demand deposits

•	Time deposits

•	Senior and subordinated bonds

•	Derivative instruments that qualify for hedge accounting: Derivatives that, meeting certain requirements, are given an accounting treatment different than those derivatives recorded in the trading book, the objective of which is to manage risks in the banking book.

The banking book’s main risks and the tools used to monitor, control and manage these risks are described below.

(a)	Financial Investment Positions

The banking book includes a portfolio of financial investments classified as available-for-sale instruments, used to manage structural interest rate risk in the balance sheet. Exposure to this type of investments is calculated using PV01 (Present Value of 1bp, which is an indicator of the shift in asset value for a 1bp shift in the yield) and VaR market value sensitivities, in order to continuously monitor the volatility of book basis equity.

(b)	Sensitivity to Indexation

CorpBanca’s balance sheet presents a mismatch between inflation-indexed assets and liabilities. The Chilean market has more indexed assets than liabilities, which explains why the bank has a mismatch of inflation-indexed assets. This is due to the existence of medium and long-term indexed assets that are financed with liabilities in Chilean pesos.

Hedge accounting is used as an effective and relatively low-cost tool to manage this risk.

The following table shows the size of the mismatch as of year-end 2014, and the mismatch statistics during the year.

		Statistics 2014
	December 31, 2014	Minimum	Average	Maximum
	(in millions of Ch$)
Total Mismatch	640,915	475,031	885,572	1,155,321

Balance Sheet Mismatch	1,580,966	1,519,498	1,645,540	1,702,193
Derivative Mismatch	(947,339)	(1,051,751)	(767,488)	(554,879)
Investment Mismatch	7,288	7,284	7,519	8,007

TABLE 15: INFLATION MISMATCH AS OF PERIOD-END 2014 AND STATISTICS FOR THE YEAR

The following graph shows trends in this mismatch during 2014 and the Bank’s relative ease in managing this risk. Throughout 2014, exposure remained at moderate levels.

TABLE 16: EVOLUTION OF INFLATION MISMATCH DURING 2014

(c)	Sensitivity of Financial Margin and Economic Capital

The Annual Income Sensitivity, or AIS, index measures the sensitivity of the interest margin to 100 bp variations in the reinvestment rate for assets and liabilities during the next 12 months. The established limits are much lower than the Bank’s profit for the year. During 2014, the sensitivity risk in the interest margin in Chile has remained low with a positive sensitivity to drops in interest rates.

The Market Value Sensitivity, or MVS, index measures the sensitivity of the economic value (fair value) of the banking book in the event of a 100 bp increase in the valuation rates of assets and liabilities.

The tables below show the evolution of sensitivity indicators for interest margins and economic capital for Chile and Colombia.

TABLE 17: EVOLUTION MVS AND AIS CHILE 2014

TABLE 19: EVOLUTION MVS AND AIS COLOMBIA 2014

(d)	Structural Exchange Rate Risk

Structural exchange rate risk arises from the Bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the gains or losses from and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges.

The general policy for managing this risk is to finance them in the currency of the investment provided that market depth so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of December 31, 2014, greater ongoing exposure was concentrated in Colombian pesos (approximately US$ 1.1 billion).

The Bank hedges part of these positions on a permanent basis using currency derivatives.

(b)	Stress Tests

These exercises allow weaknesses in positions and the balance sheet structure to be diagnosed. From this, the Bank can create a critical factor plan to be used before such scenarios come about, or a contingency plan for when the scenarios have already taken place or the estimated probability of occurrence is high.

(i)	Trading Book

In addition, market stress tests can be performed to test trading book positions under diverse extreme scenarios in order to estimate the losses they would generate.

The results of the market stress tests on the trading book are reported periodically to the A&L Committee and the Board of Directors.

Stress tests conducted during 2014 indicated that none of the critical scenarios considered would affect the Bank’s solvency.

The list below enumerates some of the linear and historical sensitivity scenarios analyzed.

Scenario	Description

1	Parallel shift of +50 bps

2	Parallel shift of +75 bps

3	Parallel shift of +100 bps

4	Steepening of 0 to 100 bps in 5 years

5	Twist of 25 bps pivoting in 5 years

6	Shock to inflation compensation of +200 bps

7	Shock to inflation compensation of -70 bps

8	Shock of +80 bps to Libor-Camara curve

9	Fall of Lehman Brothers (September 2008)

10	Recomposition of AFP portfolios (March 2009)

TABLE 19: TRADING BOOK

(ii)	Banking Book

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

Sources of indexation risk come from both balance sheet and off-balance sheet positions such as derivatives that, as a result of a change in indexation units (UF, UVR or others), impact the Bank’s profit for the year.

As with currency sensitivity, indexation sensitivity is the market valuation of each indexed cash flow. That is, cash flows in indexation units expressed at present value.

•	PV : Present value of portfolio’s cash flows.

•	PV’m : Present value of portfolio’s cash flows with shock of 1 unit in indexation unit.

(b)	Sensitivity of Financial Margin

This measures the impact caused by a movement of 100 bp, over a twelve-month horizon, in the Bank’s financial margin (interest earned less interest paid).

The information required to calculate the index is obtained from the regulatory cash flows of the market risk data from the balance sheet book (regulatory report C40) only considering the time bands up to and including 1Y.

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

•	MVS : Market Value Sensitivity.

•	PVim : Present value of the cash flows of time band i, currency m.

•	PV’im : Present value of the cash flows of time band i, currency m, with a shock of 100 bp in discount rates.

•	Pim : Net position in CLP at time band i, currency m.

•	rim : Representative rate of currency m, time band i.

•	Ti : Representative maturity of time band i.

(2)	Regulatory Monitoring

Regulatory monitoring of market risk exposure is measured in accordance with chapter III.B.2 of the Compendium of Financial Standards from the Central Bank of Chile and chapter 12-9 of the Regulations of the SBIF for both the trading book and the banking book. In the trading book, the impact is measured in the event of a change in the market price of its financial positions as a result of variations in interest rates, exchange rates and volatility. In the banking book, the impact is measured on the entity’s financial margin and present value.

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

RC-((k*CRWA)+MRE)>0

Where:

RC	: Regulatory Capital
CRWA	: Credit Risk Weighted Assets
MRE	: Exposure to interest rate risk in trading book and currency Risk in entire balance Sheet
k	: Minimum percentage established for regulatory capital in article 66 of the Chilean General Banking Law

Group	Description Sensitivity	Factor

i	Each of the foreign currencies of countries with long-term external debt in foreign currency with a rating of at least AAAr, or equivalent, from any of the risk rating agencies indicated in Chapter III.B.5 of this Compendium. It also considers the EURO and the position in gold.
j	Each of the foreign currencies of countries not included in basket i.

Market risk exposure in accordance with regulatory methodology is detailed below:

Market Risk Limit for Trading Book	December 31, 2014 (in millions of Ch$)
Market Risk-Weighted Assets	4,241,613

Rate trading	785,550
Currency trading	863
Options trading	10,075
Currency structural moneda	3,445,125
Credit risk-weighted assets	16,715,382
Total risk-weighted assets	20,956,994

Regulatory capital	2,071,647

Basel index	12.39%

Basel index (includes MRE *)	9.89%

Margin	729,389

% Consumption	64.79%

(*)	Market risk expositions

TABLE 21: MARKET RISK LIMIT FOR TRADING BOOK

The market risk presented in the table above (measured in units of risk-weighted assets) shows that capital consumption related to the Bank’s exposures to market risks is explained in more than 83% of the cases by the effect of our investment in CorpBanca Colombia. As of December 2014, this investment amounted to approximately US$ 1.1 billion. This exposure to exchange rate risk —Chilean peso vs. Colombian peso— is considered structural in the sense that it arises from a long-term investment.

It is also worth mentioning that in accordance with Chilean regulations, a sensitivity factor of 35% is applied to net exposures in foreign currencies of countries other than those classified as AAA or an equivalent rating. The standard sensitivity factor in the Basel standards is only 8%. As a result, the capital consumption that the Bank must report to comply with local regulations is more than 4 times greater than if international recommendations were applied.

The regulatory model for market risk in Colombia, as in Chile, is based on the standard Basel model, separated into risk factors (i.e. interest rate, exchange rate and stock price). The volatilities applied to each of the factors are established by regulators. This result is used for the solvency margin, to which a factor equivalent to 100/9 is applied.

Market Risk Limit for Trading Book	December 31, 2014 (in millions of Ch$)
Market Risk	591,815

Rate trading	591,815
Currency trading	—
Options trading	—
Currency structural	—
Credit risk-weighted assets	5,438,905
Total risk-weighted assets	6,030,720

Regulatory capital	752,063

Basel index	13.83%

Basel index (includes MRE)	12.47%

Margin	286,238

% Consumption	61.94%

TABLE 22: MARKET RISK IN COLOMBIA

Chilean regulations also require banks to establish limits for their market risk exposure in their banking book, which includes limits based on sensitivity in the financial margin and volatility in its equity value. Measurement of exposure to interest rate and indexation risks in the banking book must consider both the short-term impact on the capacity to generate net interest and indexation income and the fees sensitive to changes in interest rates, as well as the long-term impact on the institution’s economic value of adverse movements in interest rates.

The banking book’s exposure to the net interest and indexation margin is known as the short-term limit and cannot exceed 35% of the accumulated interest and indexation margin, plus fees sensitive to interest rates charged in the twelve months prior to the date of measurement. The exposure of capital to changes in interest rates has a long-term limit that cannot exceed 20% of regulatory capital. Both limits were presented and ratified by the Bank’s Board of Directors.

The exposure of regulatory limits in the banking book for Chile is detailed as follows.

SHORT-TERM LIMIT (in millions of Ch$)	December 31, 2014
Exposure	64,990
Rate risk	39,274
Indexation risk	21,683
Reduced revenue (fees sensitive to interest rates)	4,033
Limit	130,591
% Consumption	49.8%

SHORT-TERM LIMIT (in millions of Ch$)	December 31, 2014
Financial Margin plus Fees (12 months)	373,118
Percentage over financial margin	35.0%
Short-term limit	130,591
Consumption with respect to financial margin	17.4%

LONG-TERM LIMIT (in millions of Ch$)	December 31, 2014
Exposure	266,394
Rate risk	266,394
Limit	414,329
% Consumption	64.3%

Regulatory capital (RC)	2,071,647
Percentage over margin	20%
Long-term limit	414,329
Consumption with respect to RC	12.9%

TABLE 23: MARKET RISK LIMIT FOR BANKING BOOK

Finally, regulatory provisions in Colombia do not establish methodologies for determining market risk exposure for the banking book. However, it is monitored, controlled and reported on a daily basis using the internal methodologies described above.

2.	Funding Liquidity Risk

a)	Management Tools

In order to comply with risk management objectives for funding liquidity risk, the monitoring and control structure is centered mainly on the following:

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

In order to safeguard the Bank’s payment capacity in the event of illiquid conditions; a minimum has been established for the instrument portfolio that enables cash flows to be quickly generated either through liquidation or because they can be used as collateral for new funding sources.

The limit for the liquidity coverage ratio is 50% of the 30-day mismatch in consolidated currency.

The composition of liquid assets as of December 31, 2014, after applying the respective price volatility haircuts and market liquidity adjustments is presented in the table below.

Investment Portfolio Chile December 31, 2014	Liquid Assets in Domestic Currency (30 days)	Liquid Assets in Foreign Currency (30 days)	Total Liquid Assets
Cash and cash equivalents	756,259	244,515	1,000,774
Central Bank and Government Securities	505,497	65,853	571,350
Bank time deposits	51,846	—	51,846
Corporate bonds	27,621	20,996	48,617

Investment Portfolio Chile December 31, 2014	Liquid Assets in Domestic Currency (30 days)	Liquid Assets in Foreign Currency (30 days)	Total Liquid Assets
Bank bonds	198	17,967	18,165
Repo agreements	(677)	—	(677)
Average reserves required	(83,500)	(18,070)	(101,570)
Liquid assets	1,257,244	331,261	1,588,505
Figures in millions of Ch$

TABLE 24: LIQUID ASSETS CORPBANCA CHILE (in millions of Ch$)

Liquid Assets CorpBanca Colombia

Investment Portfolio Colombia December 31, 2014 (in millions of Ch$)	Liquid Assets in Domestic Currency (30 days)	Liquid Assets in Foreign Currency (30 days)	Total Liquid Assets
Cash and cash equivalents	63,401	12,294	75,695
Central Bank and Government Securities	974,834	—	974,834
Bank time deposits	—	—	—
Corporate bonds	63,496	—	63,496
Bank bonds	—	—	—
Repo agreements	—	—	—
Average reserves required	340,192	—	340,192
Liquid assets	1,441,923	12,294	1,454,217
Figures in millions of Ch$

TABLE 25: LIQUID ASSETS CORPBANCA COLOMBIA (in millions of Ch$)

(ii)	Daily Wholesale Maturities

In order to control concentration of funding sources and safeguard compliance with obligations, the Bank monitors maturities of deposits in Chilean pesos by wholesale customers. This monitoring is conducted with a daily limit of Ch$50,000 million in maturities per day.

Special treatment is given to this customer segment for two reasons:

•	They individually represent an important percentage of CorpBanca’s business.

•	Given the profile of these customers in the wholesale segment, the renewal rate for these deposits tends to be lower. This last reason is consistent with cash disbursement models in regulatory reports, which do not assume that wholesale customers will renew deposits.

The maturity profile for wholesale deposits is monitored on a daily basis. As a result, excesses are detected and reported based on the structure of the maturity profile. Forecasted excesses must be justified the day after they are reported and must then be managed.

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

During 2014, different strategies were implemented to diversify liabilities, including: diversifying time deposits, expanding stable funding sources such as on-line time deposits by individuals and issuing bonds.

These strategies enabled the Bank to continue to improve its funding structure, providing more stable funding.

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

In accordance with chapter III B.2 from the Central Bank of Chile and chapter 12-9 of the Regulations of the SBIF, the Bank must measure and control its liquidity position based on the difference between cash flows payable from liability and expense accounts and cash flows receivable from asset and income accounts for a given period or time band, which is called maturity mismatch.

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

In full compliance with the Central Bank of Chile and the SBIF, CorpBanca’s Board of Directors approved a policy to measure and control its liquidity position based on maturity mismatches on an adjusted basis with a 10% cushion with respect to the regulatory limit.

The table below shows the use of internal mismatch limits as of December 31, 2014 and some consumption statistics for the year.

	As of December 31, 2014			Statistics 2014
	(in millions of Ch$)
Index	Limit	Mismatch	Excess Reserves	Minimum	Average	Maximum
All currencies 30 days	1,362,821	567,416	1,930,237	887,310	1,483,735	2,453,379
All currencies 90 days	2,725,642	(381,918)	2,343,724	1,036,892	1,927,660	3,000,636
Foreign currency 30 days	1,362,821	281,575	1,644,396	1,075,827	1,493,219	1,839,143

TABLE 26: INTERNAL LIMITS AND CURRENCY MISMATCHES FOR 2014

Tables 27, 28 and 29 show the evolution of consumption for each limit in 2014.

TABLE 27: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 30 DAYS DURING 2014

TABLE 28: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 90 DAYS DURING 2014

TABLE 29: EVOLUTION OF CONSOLIDATED MISMATCH IN FOREIGN CURRENCIES AT 30 DAYS DURING 2014

In the Colombian market, the regulatory measurement known as the standard LRI model measures 7 and 30-day liquidity gaps. It allows entities to quantify the level of minimum liquid assets, in domestic and foreign currency, that they should maintain each day in order to, at a minimum, meet their payment obligations fully and on time. Entities must be capable of measuring and forecasting the cash flows of their assets, liabilities, off-balance sheet positions and derivative instruments for different time horizons in both normal scenarios and crisis scenarios where cash flows vary significantly from expectations as a result of unforeseen changes in markets, the entity or both.

The following tables show the evolution of the 7 and 30 day liquidity gaps in Colombia in 2014.

TABLE 30: CONSOLIDATED 7-DAY LIQUIDITY GAP 2014 COLOMBIA

TABLE 31: CONSOLIDATED 30-DAY LIQUIDITY GAP 2014 COLOMBIA

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

The following table summarizes our derivative portfolio as of December 31, 2012, 2013 and 2014:

Derivatives financial assets

	As of December 31, 2012
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	(in millions of Ch$)
Foreign Currency Forwards	3,108,044	1,278,090	156,061	58,249
Interest Rate Swap	183,175	848,620	2,500,860	103,694
Foreign Currency Swap	127,849	149,673	1,575,290	104,711
Foreign Currency Call Options	24,192	26,999	1,940	303
Foreign Currency Put Options	30,850	32,163	168	1,070

Total	3,474,110	2,335,545	4,234,319	268,027

	As of December 31, 2013
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	(in millions of Ch$)
Foreign Currency Forwards	3,401,493	1,568,880	257,382	70,265
Interest Rate Swap	476,480	1,259,204	6,437,978	153,007
Foreign Currency Swap	52,983	348,823	1,761,247	150,528
Foreign Currency Call Options	61,226	65,320	—	1,968
Foreign Currency Put Options	35,861	40,490	—	512

Total	4,028,043	3,282,717	8,456,607	376,280

	As of December 31, 2014
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	(in millions of Ch$)
Foreign Currency Forwards	2,152,673	2,664,433	1,363,602	154,229
Interest Rate Swap	377,694	940,134	5,011,624	285,741
Foreign Currency Swap	153,015	297,605	1,922,635	323,785
Foreign Currency Call Options	39,462	36,175	—	2,648
Foreign Currency Put Options	49,992	34,594	—	396

Total	2,772,836	3,972,941	8,297,861	766,799

Derivatives financial liabilities

	As of December 31, 2012
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	(in millions of Ch$)
Foreign Currency Forwards	3,278,564	1,068,457	97,510	62,794
Interest Rate Swap	366,846	1,006,923	2,266,428	76,287
Foreign Currency Swap	29,627	198,187	958,805	52,986
Foreign Currency Call Options	51,454	38,872	168	1,114
Foreign Currency Put Options	5,796	11,627	1,772	663

Total	3,732,287	2,324,066	3,324,683	193,844

	As of December 31, 2013
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	(in millions of Ch$)
Foreign Currency Forwards	3,431,709	1,947,645	228,605	62,170
Interest Rate Swap	628,224	1,977,705	6,061,512	100,784
Foreign Currency Swap	78,762	305,554	1,209,442	114,518
Foreign Currency Call Options	68,540	53,231	—	3,549
Foreign Currency Put Options	9,750	20,094	—	562

Total	4,216,985	4,304,229	7,499,559	281,583

	As of December 31, 2014
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	(in millions of Ch$)
Foreign Currency Forwards	2,220,727	2,719,896	1,018,111	140,949
Interest Rate Swap	610,578	1,281,465	4,629,389	222,623
Foreign Currency Swap	99,063	320,262	1,243,465	240,861
Foreign Currency Call Options	60,237	39,121	—	2,564
Foreign Currency Put Options	11,420	14,727	—	686

Total	3,002,025	4,375,471	6,890,965	607,683

	Financial Position				Profit or loss
	Positions		Unrealized	Unrealized	Net Effect	Realized	Total	Unrealized	Coverage Element
	Assets	Liabilities	Gain/(Loss)	Gain/(Loss) 2010	Gain/(Loss)	Gain/(Loss)		Gain/(Loss) Other Comprehensive Income	Gain/(Loss)

As of December 2012	(in millions of Ch$)
	(A)	(B)	(A-B) = (C)	(D)	(C) - (D) = (E)	(F)	(E) + (F) = (G)	(H)	(I)
Derivatives held-for-trading			Note 7	Note 7			Note 25	Note 22	Note 23
Foreign currency forwards	58.249	62.794	(4.545)	6.035	(10.580)	(717)	(11.297)
Interest rate swaps	98.576	74.290	24.286	32.952	(8.666)	16.095	7.429
Foreign currency swaps	104.629	51.323	53.306	43.670	9.636	17.064	26.700
Foreign currency call options	303	1.114	(811)	26	(837)	1.257	420
Foreign currency put options	1.070	663	407	54	353	72	425

Total derivatives held-for-trading	262.827	190.184	72.643	82.737			23.677

Derivatives hedge accounting			Note 7	Note 7			Note 27
Fair Value hedges	3.060	308	2.752	(433)	3.185	3.018	6.203	—	(2.504)
Cash flow hedges	2.140	3.352	(1.212)	(194)	(1.018)	(558)	(1.576)	570	—

Total derivatives hedge accounting	5.200	3.660	1.540	(627)			4.627	570	(2.504)

Total	268.027	193.844

	Financial Position				Profit or loss
	Positions		Final	Opening	Unrealized	Realized	Net Effect	Unrealized	Coverage Element
	Assets	Liabilities	Position	Position	Gain/(Loss)	Gain/(Loss)	Gain/(Loss)	Gain/(Loss) Other Comprehensive Income	Gain/(Loss)

As of December 2013	(in millions of Ch$)
	(A)	(B)	(A-B) = (C)	(D)	(C)-(D) = (E)	(F)	(E) + (F) = (G)	(H)	(I)
Derivatives held-for-trading			Note 7	Note 7			Note 25	Note 22	Note 23
Foreign currency forwards	70.232	61.377	8.855	(4.545)	13.400	18.130	31.530
Interest rate swaps	152.591	93.382	59.209	24.286	34.923	2.393	37.316
Foreign currency swaps	147.357	111.256	36.101	53.306	(17.205)	8.748	(8.457)
Foreign currency call options	1.968	3.549	(1.581)	(811)	(770)	(4.362)	(5.132)
Foreign currency put options	512	562	(50)	407	(457)	3.671	3.214

Total derivatives held-for-trading	372.660	270.126	102.534	72.643	29.891	28.580	58.471

Derivatives hedge accounting			Note 7	Note 7			Note 26
Fair Value hedges	385	5,396	(5,011)	2,752	(7,763)	4,268	(3,495)	—	6,955
Cash flow hedges	3,235	6,061	(2,826)	(1,212)	(1,614)	6,168	4,554	(5,187)	—

Total derivatives hedge accounting	3.620	11.457	(7.837)	1.540	(9.377)	10.436	1.059	(5.187)	6.955

Total	376.280	281.583

	Financial Position				Profit or loss
	Positions		Final	Opening	Unrealized	Realized	Net Effect	Unrealized	Coverage Element
	Assets	Liabilities	Position	Position	Gain/(Loss)	Gain/(Loss)	Gain/(Loss)	Gain/(Loss) Other Comprehensive Income	Gain/(Loss)

As of December 2014	(in millions of Ch$)
	(A)	(B)	(A-B) = (C)	(D)	(C)-(D) = (E)	(F)	(E) + (F) = (G)	(H)	(I)
Derivatives held-for-trading			Note 8	Note 8			Note 26	Note 23	Note 24
Foreign currency forwards	154,214	134,337	19,877	8,855	11,022	69,750	80,772
Interest rate swaps	283,089	214,835	68,254	59,209	9,045	11,301	20,346
Foreign currency swaps	317,667	236,727	80,940	36,101	44,839	(49,130)	(4,291)
Foreign currency call options	2,648	2,564	84	(1,581)	1,665	(9,148)	(7,483)
Foreign currency put options	396	686	(290)	(50)	(240)	5,175	4,935

Total derivatives held-for-trading	758,014	589,149	168,865	102,534	66,331	27,948	94,279

Derivatives hedge accounting			Note 8	Note 8			Note 27
Fair Value hedges	6,875	6,408	467	(5,011)	5,478	(2,045)	3,433	—	(577)
Cash flow hedges	1,910	12,126	(10,216)	(2,826)	(7,390)	(7,220)	(14,610)	958	—

Total derivatives hedge accounting	8,785	18,534	(9,749)	(7,837)	(1,912)	(9,265)	(11,177)	958	(577)

Total	766,799	607,683

(A)	In this category are financial derivative contracts with positive fair values.
(B)	In this category are financial derivative contracts with negative fair values.

(C)	Corresponds to the net effect of fair value are recorded in the income statement, except where they have effects in the previous year, see paragraph (d). See note 7 to our financial statements.
(D)	Corresponds to the net effect of fair value in the previous years, which were in retained earnings at end of period. See note 7 to our financial statements.
(E)	Fair value recorded in statements of income.
(F)	Primarily includes adjustments settlements and financial derivative contracts in the period.
(G)	Corresponds to the total effect on income from financial derivatives effects of the period. See note 25 to our financial statements.
(H)	Corresponds to records effective part of accounting cash flow hedges. See note 22 to our financial statements.
(I)	Corresponds to adjustments and others hedged effects of accounting fair value. See note 23 to our financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Depositary service	Fee payable by ADR holders
Issuance and delivery of ADRs, including in connection with share distributions, stock splits or other distributions (except when converted to cash); exercise rights; cancellation or withdrawal of ADSs, including cash distributions in connection with a cancellation or withdrawal.	US$5.00 (or less) per 100 ADSs (or fraction thereof)

Any distribution of cash proceeds to ADS registered holders, including cash dividends or sale of rights and other entitlements not made pursuant to a cancellation or withdrawal.	US$2.00 (or less) per 100 ADS

Operation and maintenance costs.	US$2.00 (or less) per 100 ADS

Direct and indirect payments by the depositary
Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares	—

Cable, telex and facsimile transmissions and electronic transmissions (when expressly provided in the deposit agreement).	—

Any fees, charges and expenses incurred in connection with the conversion of foreign currency, compliance with exchange control regulations and other regulatory requirements.	—

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty, or withholding taxes.	—

Any fees and expenses incurred by the depositary in connection with the delivery of deposited securities, including any fees of a central depositary for securities in the local market, where applicable.	—

Any other fees, charges costs or expenses incurred by the depositary or its agents for servicing the deposited securities.	—

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

There have been no defaults, dividend arrearages or delinquencies in any payments for the year ended December 31, 2014.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders for the year ended December 31, 2014.

ITEM 15.	CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2014, CorpBanca, under the supervision and with the participation of our management, including the CEO and the CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including the possibility of human error and the circumvention or overriding of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, (COSO). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

Our independent registered public accounting firm, Deloitte, has audited the consolidated financial statements included in this Annual Report, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2014.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte
Auditores y Consultores Limitada
Rosario Norte 407
Las Condes, Santiago
Chile
Fono: (56) 227 297 000
Fax: (56) 223 749 177
deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

  CorpBanca

We have audited the internal control over financial reporting of CorpBanca and subsidiaries (the “Bank”) as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2014 of the Bank and our report dated April 29, 2015 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph concerning the translation of Chilean peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 1ff) and that such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Santiago, Chile

April 29, 2015

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

Our code of ethics is available on our website, at www.corpbanca.cl under the heading “Gobiernos Corporativos”.

No waivers have been granted to the code of ethics since its adoption that applies to the persons indicated above.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012	2013	2014
	(in millions of constant Ch$)
Audit fees	596	1,279	1,574
Audit-related fees	—	94	133
Tax fees	10	—	—
All other fees	668	36	300

Total	1,274	1,410	2,007

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

CorpBanca’s audit committee does not meet the requirements of Exchange Act Rule 10A-3 because Juan Echeverría González does not meet the Exchange Act Rule 10A-3(b)(1) independence requirements. CorpBanca is relying on the general exemption contained in Exchange Act Rule 10A-3(c)(3), which provides an exemption from NYSE’s listing standards relating to audit committees for foreign companies like CorpBanca. CorpBanca’s reliance on Rule 10A-3(c)(3) does not, in the opinion of management, materially adversely affect the ability of its audit committee to act independently and to satisfy the other requirements of Exchange Act Rule 10A-3.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases of our shares registered under Section 12 of the Exchange Act by us or any affiliated purchaser during fiscal year 2014:

Period	(a) Total number of shares purchased	(b) Average price paid per share (in Ch$)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plan or programs
January 2014	—	—	—	—
February 2014	—	—	—	—
March 2014	—	—	—	—
April 2014	—	—	—	—
May 2014	—	—	—	—
June 2014	—	—	—	—
July 2014	—	—	—	—
August 2014	—	—	—	—
September 2014	—	—	—	—
October 2014	—	—	—	—
November 2014	—	—	—	—
December 2014	—	—	—	—

Total	—	—	—	—

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

NYSE Corporate Governance Standards	Chilean Corporate Governance Standards
Listed companies must have a majority of independent directors and independence test.	Publicly traded companies (sociedades anónimas abiertas) must designate at least one independent director and a directors committee, if they have a market capitalization equal to or greater than the equivalent of 1,500,000 unidades de fomento, and at least 12.5% of its issued shares with voting rights are held by shareholders who individually control or own less than 10% of such shares. Under Chilean law, directors elected by a group or class of shareholders have the same duties to the company and to the shareholders as do the remaining directors, and all transactions with the company in which a director has an interest, either personally (which includes the director’s spouse and certain relatives) or as a representative of a third party, requires a report from the directors committee and the prior approval by the board of directors and must be entered into the interest of the Company and on market terms and conditions. Such transactions must be reviewed by the directors committee and disclosed at the subsequent shareholders’ meeting.

Non-management directors must meet at regularly scheduled executive sessions without management.	Chilean law establishes that our executive officers may not serve as directors and therefore, all of our directors are non-management. Our Board of Directors meets regularly on a monthly basis.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The committee must have a written charter addressing the committee’s purpose and responsibilities, which must include (i) identifying, and selecting or recommending, qualified individuals to serve as board members, (ii) developing and recommending corporate governance guidelines; and (iii) overseeing the evaluation of the board and management.	Under Chilean law, we are not required to have, and do not have, a nominating/corporate governance committee. Under Chilean law, the only committees that are required are the audit committee, the directors committee, the anti-money laundering committee and the anti-terrorism finance committee.

Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a written charter addressing an annual performance evaluation of the committee and addressing the committee’s purpose and responsibilities, which must include (i) determining and approving the CEO’s compensation level based on an evaluation of the CEO’s performance in light of relevant corporate goals and objectives, (ii) making recommendations with respect to non-CEO executive officer compensation and (iii) producing a committee report on executive officer compensation.	Under Chilean law we are not required to have a compensation committee. Our Board of Directors establishes the compensation of our CEO and does a performance evaluation. The Directors Committee examines the compensation program of executive officers.

Shareholders must have the opportunity to vote on all equity-compensation plans and material revisions thereto, subject to limited exemptions.	Our compensation policies do not provide for equity compensation plans.

Listed companies must adopt and disclose corporate governance guidelines. The guidelines must address (i) director qualification standards, (ii) director responsibilities, (iii) director access to management, (iv) director compensation, (v) director orientation and continuing education, (vi) management succession, and (vii) annual performance evaluation of the board.	We follow corporate governance guidelines established by Chilean laws and by the Regulations of the SBIF which include, among others (i) active participation of directors in our main committees, (ii) the requirement that all employees sign and be knowledgeable of our code of ethics, (iii) a separation of functions — our commercial segment is separated from the back office and risk segments and main credit decisions are taken in committee, (iv) monthly review by the audit committee of internal audit reports and (v) the appointment of an officer who oversees compliance with the code of ethics.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose waivers thereof for directors or executive officers.	We have a code of business and ethics conduct which drives business and ethic conduct of our CEO, CFO and each employee. This code must be signed by each of our employees and is published in our intranet; it is included as an exhibit in this Annual Report.

Listed companies must have an audit committee that meets the requirements of Exchange Act Rule 10A-3 or be exempt therefrom. If the company has an audit committee, each member must meet Exchange Act Rule 10A-3(b)(1) independence requirements or be exempt therefrom. In particular, Exchange Act Rule 10A-3(b)(1) requires that each member of the audit committee be a member of the board of directors of the issuer, and must otherwise be independent.	Under Chilean law, all Chilean banks must establish an audit committee composed of two or more members, two of whom must be directors appointed by the board of directors. The SBIF recommends that at least one of the members of the audit committee, who must also be a member of the board of directors, be experienced with respect to the accounting procedures and financial aspects of banking operations. The members of the audit committee appointed by the board of directors must be independent according to the criteria set by the board of directors. In furtherance of the independence of the audit committee, the Board of Directors has determined that audit committee members should not, for the last three years, have held positions as our principal executive officers, have performed professional services for us, have commercial commitments with us or with any of our affiliates or related persons or have relations with other entities related to us from which they have received material payments. Moreover, they may not accept any payment or other compensatory fee from us, other than in their capacity as members of the audit committee or of other committees. All the members of the audit committee receive a monthly remuneration.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See the following items starting at page F-1:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Consolidated Statement of Financial Position as of 2014 and 2013

(c)	Consolidated Statement of Income for the three years ended December 31, 2014

(d)	Consolidated Statement of Comprehensive Income for the three years ended December 31, 2014

(e)	Statement of Changes in Shareholders’ Equity for the three years ended December 31, 2014

(f)	Consolidated Statement of Cash Flows for each of the three years ended December 31, 2014

(g)	Notes to the Consolidated Financial Statements.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1+	Articles of Incorporation and By-laws (estatutos sociales) of CorpBanca, including amendments thereto (English language translation).

Exhibit 2.(a).1**	Form of Amended and Restated Deposit Agreement, dated as of May 7, 2012, by and among CorpBanca, Deustche Bank Trust Company Americas, as depositary, and the registered holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including a form of American Depositary Receipt.

Exhibit 2.(a).2*	Form of CorpBanca Share Certificate (English language translation).

Exhibit 2.(b).1+	Indenture dated January 15, 2013, between CorpBanca and Deutsche Bank Trust Company Americas, as Trustee, related to CorpBanca’s 3.125% Senior Notes due 2018.

Exhibit 2.(b).2+	First Supplemental Indenture dated January 15, 2013, between CorpBanca and Deutsche Bank Trust Company Americas, as Trustee, related to CorpBanca’s 3.125% Senior Notes due 2018.

Exhibit 2.(b).3+	Form of Global Note due 2018 (included in Exhibit 2.(b).1).

Exhibit 3.1*****	Consolidated Text of the Share Purchase Agreement, dated December 6, 2011, by and among Banco Santander, S.A., CorpBanca, and Inversiones Corpgroup Interhold Limitada (including the modifications agreed to by the parties on February 21, 2012)

Exhibit 3.2*****	Addendum No. 1 to Share Purchase Agreement, dated February 21, 2012, by and among Banco Santander, S.A., CorpBanca, and Inversiones Corpgroup Interhold Limitada

Exhibit 4.(a).1*	Systems Operations Services Agreement, dated as of March 30, 2001, between IBM de Chile S.A.C. and CorpBanca (English language translation).

Exhibit 4.(a).2(i)++	Service Contract, dated as of July 6, 2001, between Inversiones Corp Group Interhold Ltda. and CorpBanca, as amended (English language translation).

Exhibit 4.(a).2(ii)++	Service Contract, dated as of April 10, 2008, between Inversiones Corp Group Interhold Ltda. and CorpBanca, as amended (English language translation).

Exhibit 4.(a).2(iii)++	Service Contract, dated as of March 27, 2012, between Corp Group Holding Inversiones Ltda. and CorpBanca, as amended (English language translation).

Exhibit 4.(a).3*	Software Consulting and Development Agreement, “IBS” Integrated Banking System, dated as of October 4, 2001, between Datapro, Inc. and CorpBanca (English language translation).

Exhibit 4.(a).4*	Agreement to Participate in the Automated Teller Machine Network Operated by Redbanc S.A., dated as of April 1, 2001, among Redbanc S.A. and CorpBanca (English language translation).

Exhibit 4.(a).5****	Sublease Automatic Teller Machine Contract, dated as of November 26, 2008, among SMU S.A., Rendic Hermanos S.A., Supermercados Bryc S.A. and Distribuidora Super Diez S.A. and CorpBanca (English language translation).

Exhibit 4.(a).6	Amended and Restated Credit Agreement, dated as of July 22, 2014, by and among CorpBanca, as borrower, Standard Chartered Bank, as administrative agent, HSBC Securities (USA) Inc. Standard Chartered Bank and Wells Fargo Securities, LLC, as global coordinators and Bank of America, N.A., BNP Paribas Securities Corp., Citibank, N.A., Mizuho Bank, Ltd., National Bank of Canada and the Bank of Tokyo-Mitsubishi UFJ, Ltd. as joint bookrunners and joint lead arrangers.

Exhibit 8.1	List of subsidiaries of CorpBanca.

Exhibit 10.C.1++	Transaction Agreement dated as of January 29, 2014, by and among CorpBanca, Inversiones Corp Group Interhold Limitada, Inversiones Gasa Limitada, Itaú Unibanco and Itaú Chile.

Exhibit 11.1****	English language translation of CorpBanca’s Code of Ethics, as amended.

Exhibit 11.2***	English language translation of CorpBanca’s Code of Conduct in the Securities Market

Exhibit 12.1	Certification of the CEO of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 12.2	Certification of the CFO of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 13.1	Certification of the CEO of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2	Certification of the CFO of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 15.1	Consent of Independent Registered Public Accounting Firm (Deloitte).

*	Filed as an exhibit to our Form 20-F (File No. 001-32305) filed on September 24, 2004, and incorporated herein by reference.
**	Filed as an exhibit to our registration statement on Form F-6 (File No. 001-32305) filed on April 30, 2012, and incorporated herein by reference.
***	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2006 filed on June 29, 2007, and incorporated herein by reference.
****	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2008 filed on June 30, 2009, and incorporated herein by reference.
*****	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2011 filed on April 30, 2012, and incorporated herein by reference.
+	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2012 filed on May 15, 2013, and incorporated herein by reference.
++	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2013 filed on May 15, 2014, and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORPBANCA

/s/ Eugenio Gigogne Miqueles
Name:	Eugenio Gigogne Miqueles
Title:	Chief Financial Officer

Date: April 30, 2015

Deloitte
Auditores y Consultores Limitada
Rosario Norte 407
Las Condes, Santiago
Chile
Fono: (56) 227 297 000
Fax: (56) 223 749 177
deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

  CorpBanca

We have audited the accompanying consolidated statements of financial position of CorpBanca and subsidiaries (the “Bank”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CorpBanca and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

Our audits also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in note 1ff) to the consolidated financial statements. Such U.S. dollars amounts are presented solely for the convenience of readers outside Chile.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2015 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

Santiago, Chile

April 29, 2015

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2013 and 2014

(In millions of Chilean pesos—MCh$)

			Restated (*)
			See Note 2
	Notes		2013		2014	2014
			MCh$		MCh$	ThUS$
						(Note 1.ff)
ASSETS
Cash and deposits in banks	5 a	)	911,088		1,169,178	1,931,057
Cash in the process of collection	5 b	)	112,755		212,842	351,538
Trading portfolio financial assets	6		431,683		685,898	1,132,854
Investments under agreements to resell	7		201,665		78,079	128,958
Derivative financial instruments	8		376,280		766,799	1,266,473
Loans and receivables from banks	9		217,944		814,209	1,344,778
Loans and receivables from customers, net	10		12,771,642		13,892,270	22,944,984
Financial investments available-for-sale	11		889,087		1,156,896	1,910,772
Held to maturity investments	11		237,522		190,677	314,929
Investment in other companies	12		13,922	(*)	15,842	26,165
Intangible assets	13		841,370	(*)	757,777	1,251,572
Property, plant and equipment, net	14		98,242		92,642	153,011
Current income taxes	15		—		1,608	2,656
Deferred income taxes	15		89,218		107,043	176,796
Other assets	16		293,118		415,267	685,874

TOTAL ASSETS			17,485,536		20,357,027	33,622,417

LIABILITIES
Current accounts and demand deposits	17		3,451,383		3,954,948	6,532,138
Cash in the process of collection	5 b	)	57,352		145,771	240,761
Obligations under repurchase agreements	7		342,445		661,663	1,092,827
Time deposits and saving accounts	17		7,337,703		8,076,966	13,340,214
Derivative financial instruments	8		281,583		607,683	1,003,672
Borrowings from financial institutions	18		1,273,840		1,431,923	2,365,017
Debt issued	19		2,414,557		3,079,050	5,085,472
Other financial obligations	19		16,807		15,422	25,472
Current income tax provision	15		45,158		—	—
Deferred income taxes	15		182,373	(*)	180,934	298,837
Provisions	20		164,932		200,289	330,805
Other liabilities	21		185,506	(*)	210,716	348,026

TOTAL LIABILITIES			15,753,639		18,565,365	30,663,241

SHAREHOLDERS’ EQUITY
Attributable to equity holders of the Bank:
Capital	23		781,559		781,559	1,290,852
Reserves	23		515,618		515,618	851,614
Accumulated other comprehensive income	23		(28,105)		(98,590)	(162,835)
Retained earnings:			157,127		267,138	441,215
Retained earnings from prior periods	23		72,252		146,271	241,587
Net income for the period	23		162,422		233,997	386,478
Less: Accrual for mandatory dividends	20/23		(77,547)		(113,130)	(186,850)

			1,426,199		1,465,725	2,420,846
Non controlling interest	23		305,698		325,937	538,330

TOTAL SHAREHOLDERS’ EQUITY			1,731,897		1,791,662	2,959,176

TOTAL LIABILITIES & SHAREHOLDERS ’ EQUITY			17,485,536		20,357,027	33,622,417

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2012, 2013 and 2014

(In millions of Chilean pesos—MCh$)

	Notes		2012	2013	2014	2014
			MCh$	MCh$	MCh$	ThUS$
						(Note 1.ff)
Interest income	24		762,992	1,007,106	1,320,124	2,180,365
Interest expense	24		(506,116)	(549,416)	(689,240)	(1,138,374)

Net interest income	24 c	)	256,876	457,690	630,884	1,041,991

Income from service fees	25		105,178	144,777	202,013	333,652
Expenses from service fees	25		(19,534)	(26,800)	(40,423)	(66,764)

Net service fee income			85,644	117,977	161,590	266,888

Trading and investment income, net	26		54,994	101,287	183,693	303,394
Foreign exchange gains (losses), net	27		30,696	(13,906)	(13,426)	(22,175)
Other operating income	32		18,708	39,658	28,958	47,828

Trading and investment, foreign exchange gains and other operating income			104,398	127,039	199,225	329,047

Operating income before provision for loan losses			446,918	702,706	991,699	1,637,926

Provision for loan losses	28		(51,575)	(102,072)	(127,272)	(210,207)

Total operating income, net of provision for loan losses, interest and fees			395,343	600,634	864,427	1,427,719
Personnel salaries expenses	29		(120,714)	(165,009)	(219,312)	(362,224)
Administration expenses	30		(88,783)	(139,614)	(213,140)	(352,030)
Depreciation and amortization	31		(18,092)	(42,288)	(51,613)	(85,246)
Impairment	31		—	—	(1,308)	(2,160)
Other operating expenses	32		(26,055)	(15,234)	(24,299)	(40,133)

Total operating expenses			(253,644)	(362,145)	(509,672)	(841,793)
Total net operating income			141,699	238,489	354,755	585,926
Income attributable to investment other companies	12		367	1,241	1,799	2,971

Income before income taxes			142,066	239,730	356,554	588,897
Income taxes	15		(22,913)	(64,491)	(82,853)	(136,843)

Net income for the period			119,153	175,239	273,701	452,054

Attributable to:
Equity holders of the Bank			119,102	162,422	233,997	386,478
Non controlling interest			51	12,817	39,704	65,576
Earnings per share attributable to equity holders of the Bank			Ch$	Ch$	Ch$	US$
Basic earnings per share	23 d	)	0.43	0.48	0.69	0.0011
Diluted earning per share	23 d	)	0.43	0.48	0.69	0.0011

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2012, 2013 and 2014

(In millions of Chilean pesos—MCh$)

			2012	2013	2014	2014
			MCh$	MCh$	MCh$	ThUS$
						(Note 1.ff)
Net income for the period	Notes		119,153	175,239	273,701	452,055
Other Comprehensive Income
Items that may be reclassified subsequently to profit or loss:
Financial instruments available-for-sale	23 f	)	(5,368)	4,597	(3,798)	(6,273)
Exchange differences on translation	23 f	)	(25,157)	11,960	(68,673)	(113,423)
Gain (loss) from hedge of net investment in foreign operation	23 f	)	757	(2,840)	(4,751)	(7,847)
Gain (loss) from cash flow hedge	23 f	)	3,146	(5,757)	6,145	10,149

Other comprehensive income (loss) before income taxes			(26,622)	7,960	(71,077)	(117,394)
Income tax relating to financial instruments available-for-sale	15 d	)	888	(911)	2,310	3,815
Income tax relating to hedge of net investment in foreign operations	15 d	)	(147)	568	1,371	2,264
Income tax relating to cash flow hedge	15 d	)	(361)	842	(1,090)	(1,800)

Income taxes			380	499	2,591	4,279
Total other comprenhensive income that may be reclassified to profit in subsequent periods			(26,242)	8,459	(68,486)	(113,115)

Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation	20 c	)	(10,301)	3,300	1,442	2,382
Income tax relating to defined benefit obligation	15 d	)	3,440	(1,122)	(562)	(928)

Total items that will not be reclassified subsequently to profit or loss			(6,861)	2,178	880	1,454

Total other comprehensive income (loss)			(33,103)	10,637	(67,606)	(111,661)
Comprehensive income (loss) for the period			86,050	185,876	206,095	340,394
Attributable to:
Equity Holders of the bank			85,999	173,059	163,512	270,062
Non Controlling interest	23 h	)	51	12,817	42,583	70,332

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended 31, 2012, 2013 and 2014

(In millions of Chilean pesos—MCh$, except for number of shares)

				Accumulated other comprehensive income							Retained earnings
	Number of shares	Paid-in Capital	Reserves	Defined benefit obligation	Financial investment available-for- sale	Hedge of net investment in foreign operation	Derivatives for Cash Flow Coverage	Income tax accumulated other comprehensive income	Exchange differences on translation	Accumulated other conprehensive income	Retained earnings from previous periods	Net income for the period	Accrual for mandatory dividends	Total attributable to equity holders of the Bank	Non controlling interest	Total Shareholders’ equity
	(Millions)	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Shareholders’ equity as of January 1, 2012	250,358	507,108	139,140	—	(2,775)	(301)	(2,576)	1,073	(1,060)	(5,639)	136,039	—	(36,855)	739,793	2,609	742,402

Increase or decrease in capital and reserves	43,000	131,126	136,412	—	—		—	—	—	—	—	—	—	267,538	2,430	269,968
Dividends paid	—	—	—	—	—	—	—	—	—	—	(122,849)	—	36,855	(85,994)	—	(85,994)
Accrual for mandatory dividends	—	—	—	—	—	—	—	—	—	—	—	—	(60,040)	(60,040)	—	(60,040)
Comprehensive income for the period	—	—	—	(10,301)	(5,368)	757	3,146	3,820	(25,157)	(33,103)	—	119,102	—	85,999	51	86,050
Acquisition Subsidiary in Colombia	—	—	—	—	—	—	—	—	—	—	—	—	—	—	49,280	49,280
Distribution of prior year’s net income

Shareholders’ equity as of December 31, 2012	293,358	638,234	275,552	(10,301)	(8,143)	456	570	4,893	(26,217)	(38,742)	13,190	119,102	(60,040)	947,296	54,370	1,001,666
Distribution of prior year’s net income		—	—	—	—	—	—	—	—	—	119,102	(119,102)	—	—	—	—

Shareholders’ equity as of January 1, 2013	293,358	638,234	275,552	(10,301)	(8,143)	456	570	4,893	(26,217)	(38,742)	132,292	—	(60,040)	947,296	54,370	1,001,666

Increase or decrease in capital and reserves	47,000	143,325	147,843	—	—		—	—	—	—	—	—	—	291,168	787	291,955
Dividends paid	—	—	—	—	—	—	—	—	—	—	(60,040)	—	60,040	—	—	—
Accrual for mandatory dividends	—	—	—	—	—	—	—	—	—	—	—	—	(77,547)	(77,547)	—	(77,547)
Comprehensive income for the period	—	—	—	3,300	4,597	(2,840)	(5,757)	(623)	11,960	10,637	—	162,422	—	173,059	12,817	185,876
Dilutive effect of purchase of Helm Bank and Subsidiaries (**)	—	—	92,223	—	—	—	—	—	—	—	—	—	—	92,223	—	92,223
Movements generated by non-controlling interest										—				—	2,716	2,716
Acquisition Subsidiary in Colombia	—	—	—	—	—	—	—	—	—	—	—	—	—	—	235,008	235,008

Shareholders’ equity as of December 31, 2013	340,358	781,559	515,618	(7,001)	(3,546)	(2,384)	(5,187)	4,270	(14,257)	(28,105)	72,252	162,422	(77,547)	1,426,199	305,698	1,731,897
Distribution of prior year’s net income		—	—	—	—	—	—	—	—	—	162,422	(162,422)	—	—	—	—

Shareholders’ equity as of January 1, 2014	340,358	781,559	515,618	(7,001)	(3,546)	(2,384)	(5,187)	4,270	(14,257)	(28,105)	234,674	—	(77,547)	1,426,199	305,698	1,731,897

Increase or decrease in capital and reserves		—	—							—				—	1,045	1,045
Dividends paid		—	—							—	(88,403)		77,547	(10,856)	—	(10,856)
Accrual for mandatory dividends		—	—							—			(113,130)	(113,130)	—	(113,130)
Comprehensive income for the period		—	—	955	(8,059)	(4,751)	6,145	3,898	(68,673)	(70,485)	—	233,997	—	163,512	42,583	206,095
Movements generated by non-controlling interest		—	—							—				—	(23,389)	(23,389)

Shareholders’ equity as of December 31 2014	340,358	781,559	515,618	(6,046)	(11,605)	(7,135)	958	8,168	(82,930)	(98,590)	146,271	233,997	(113,130)	1,465,725	325,937	1,791,662

Shareholders’ equity as of December 31, 2014
ThUS$ (Note 1 ff)		1,290,852	851,614	(9,986)	(19,167)	(11,784)	1,582	13,491	(136,970)	(162,835)	241,587	386,478	(186,850)	2,420,846	538,330	2,959,176

(**)	For more information, see Note 23 Shareholders’ Equity, letter i). Transfer non-controlling interest (including excess of fair value over carrying value to parent).

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2012, 2013 and 2014

(In millions of Chilean pesos—MCh$)

	Notes		2012	2013	2014	2014
			MCh$	MCh$	MCh$	ThUS$
						(Note 1 ff)
CASH FLOW FROM OPERATING ACTIVITIES:
Income before income taxes			142,066	239,730	356,554	588,897
Charges (credits) to income not representing cash flow:
Depreciation and amortization	31		18,092	42,288	51,613	85,246
Provision for loan losses	28		66,452	119,539	152,217	251,407
Provisions and write-offs for assets received in lieu of payment	16 b	)	—	35	(49)	(81)
Contingency provisions	32 b	)	4,902	107	—	—
Adjustment to market value of investments and derivatives			10,055	(17,139)	(43,039)	(71,085)
Net interest income			(256,876)	(457,690)	(630,884)	(1,041,991)
Net fees and income from services	25		(85,644)	(117,977)	(161,590)	(266,888)
Net foreign exchange gains (losses)	27		(30,696)	13,906	13,426	22,175
Deferred income taxes			(12,305)	(5,297)	(19,264)	(31,817)
Variation of foreign exchange on assets and liabilities			(33,252)	82,336	126,642	209,167
Other charges (credits) to income not representing cash flows			59,568	28,041	25,990	42,926

Subtotals			(117,638)	(72,121)	(128,384)	(212,044)

Increase/decrease in operating assets and liabilities:
Loans and receivables to customers and banks			(2,209,523)	495,928	(1,609,012)	(2,657,503)
Investments under agreements to resell			89,407	(133,034)	132,301	218,513
Trading portfolio financial assets			215,854	41,973	(449,956)	(743,164)
Financial investments available-for-sale			(82,802)	428,471	(308,639)	(509,760)
Held to maturity investments			839	(28,173)	46,845	77,371
Other assets and liabilities			(48,921)	(44,363)	(86,836)	(143,422)
Time deposits and saving accounts			1,831,498	(971,620)	735,294	1,214,439
Currents accounts and demand deposits			165,322	69,259	503,492	831,586
Obligations under repurchase agreements			135,635	98,580	319,218	527,232
Dividends received from investments in other companies	12 a	)	367	1,241	1,799	2,971
Foreign borrowings obtained			1,204,730	3,097,922	3,565,452	5,888,832
Repayment of foreign borrowings			(1,137,045)	(3,171,343)	(3,452,887)	(5,702,915)
Net (decrease) increase of other obligations with banks			(511)	—	—	—
Interest paid			(503,612)	(530,312)	(735,344)	(1,214,521)
Interest received			762,992	1,006,878	1,212,534	2,002,666
Income tax			(22,913)	(63,830)	(82,853)	(136,843)
Repayment of other borrowings			(3,452)	2,493	(1,385)	(2,288)

Net cash (used in) operating activities			280,227	227,949	(338,361)	(558,850)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment, others			(23,495)	(34,366)	(27,193)	(44,913)
Acquisition in Colombia net of cash	12 b	)	(476,358)	(255,444)	(83,998)	(138,734)
Proceeds from sales of property, plant and equipment			6,069	7,520	1,343	2,218
Sale of assets received in lieu of payment or in foreclosure			3,996	4,586	3,038	5,018

Net cash (used in) investment activities			(489,788)	(277,704)	(106,810)	(176,411)

CASH FLOW FROM FINANCING ACTIVITIES:
Issued debt			966,627	688,160	672,851	1,111,305
Redemption of issued debt			(697,916)	(269,770)	(68,468)	(113,084)
Capital increase	23		267,538	291,168	—	—
Dividends Paid	23 c	)	(122,849)	(60,040)	(88,403)	(146,010)

Net cash provided by financing activities			413,400	649,518	515,980	852,211

Net effect of exchange rate changes on cash and cash equivalents			(5,160)	(5,307)	32,301	53,350
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS			198,679	594,456	103,110	170,300

Cash and cash equivalents at beginning of the period			534,341	733,020	1,327,476	2,192,508
Cash and cash equivalents at end of the period	5 a	)	733,020	1,327,476	1,430,586	2,362,808

Net variation of cash and cash equivalents			198,679	594,456	103,110	170,300

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

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

Its legal domicile is Huérfanos 1072, Santiago, Chile and its web site is www.corpbanca.cl.

1.2 Summary of significant accounting policies

Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS – IASB).

The consolidated financial statements for the period ended December 31, 2014 have been approved for issue by the Board of Directors on April 29, 2014.

For purposes of these financial statements we use certain terms and conventions. References to “US$”, “US dollars” and “dollars” are to United States dollars, references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos, references to “Colombia pesos”, or “Cop$” are to Colombian pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) from the previous month.

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index (“CPI”) during the prior calendar month. As of December 31, 2012, 2013 and 2014, one UF equaled Ch$22,840.75, Ch$23,309.56, and Ch$24,627.10 respectively. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

For consolidation purposes, the statements of financial position of our New York Branch have been converted to Chilean pesos at the exchange rate of Ch$605.46 per US$1 as of December 31, 2014 (Ch$526.41 per US$1 as of December 31, 2013). Our Colombian subsidiaries have used the exchange rate of Ch$0.2532 per COP$1 (Ch$0.2736 per COP$1 as of December 31, 2013), in accordance with International Accounting Standard 21, regarding the translation of a foreign operation whose functional currency is not the currency of a hyperinflationary economy.

The main accounting policies adopted in preparing these financial statements are described below.

a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of CorpBanca and its subsidiaries, the New York Branch and Colombian subsidiaries that participate in the consolidation as of December 31, 2013 and 2014, and for the three years ended December 31, 2012, 2013 and 2014, include the necessary adjustments and reclassifications to the financial statements of the subsidiaries, our New York Branch and Colombian subsidiaries as of December 31, 2013 and 2014, to bring their accounting policies and valuation criteria into line with those applied by the Bank, in accordance with IFRS—IASB.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

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

CorpBanca controls an investee when it has exposure, or rights, to variable returns from the its involvement with the investee and has the ability to use its power over the investee to affect the amount of the its returns.

Therefore, the Bank controls an investee if and only if it has all of the following elements:

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

The financial statements of controlled companies are consolidated with those of the Bank using the global integration method (line by line). Using this method, all balances and transactions among consolidated companies have been eliminated upon consolidation. The consolidated financial statements include all assets, liabilities, equity, income, expenses, and cash flows of the parent and its subsidiaries presented as if they were one sole economic entity. A controlling shareholder prepares consolidated financial statements using uniform accounting policies for similar transactions and other events under equivalent circumstances.

Non-controlling interest are also presented in the Consolidated Statement of Financial Position, within equity, separately from that of the equity holders of the Bank. Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e. transactions with the owners in their role as such).

An entity shall attribute profit for the period and each component of other comprehensive income to equity holders of the Bank and the non-controlling interests.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

The entity shall also attribute total comprehensive income to the equity holder of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The following table details the entities over which CorpBanca has the ability to exercise control and, therefore, the entities that it consolidates:

			Direct and Indirect Ownership
			As of December 31, 2012			As of December 31, 2013			As of December 31, 2014
	Country	Functional	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
		currency	%	%	%	%	%	%	%	%	%
CorpBanca Corredores de Bolsa S.A.	Chile	$	99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
CorpBanca Administradora General de Fondos S.A.	Chile	$	99.996	0.004	100.000	99.996	0.004	100.000	99.996	0.004	100.000
CorpBanca Asesorías Financieras S.A. (1)	Chile	$	99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
CorpBanca Corredores de Seguros S.A.	Chile	$	99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
CorpLegal S.A. (1)	Chile	$	99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
CorpBanca Agencia de Valores S.A.	Chile	$	99.990	0.010	100.000	99.990	0.010	100.000	—	—	—
SMU CORP S.A. (1)	Chile	$	51.000	—	51.000	51.000	—	51.000	51.000	—	51.000
CorpBanca New York Branch (1)	EE.UU	US$	100.000	—	100.000	100.000	—	100.000	100.000	—	100.000
Corpbanca Securities INC-NY (1)	EE.UU	US$	—	—	—	100.000	—	100.000	100.000	—	100.000
Banco CorpBanca Colombia S.A. (2) (6)	Colombia	COP$	91.931	—	91.931	66.388	—	66.388	66.279	—	66.279
Helm Bank Colombia S.A (merged) (2) (3)	Colombia	COP$	—	—	—	—	66.243	66.243	—	—	—
Helm Corredor de Seguros S.A (2)	Colombia	COP$	—	—	—	80.000	—	80.000	80.000	—	80.000
CorpBanca Investment Trust Colombia S.A. (2)	Colombia	COP$	—	86.876	86.876	5.499	62.737	68.236	5.499	62.634	68.133
Helm Comisionista de Bolsa S.A. (Ex CIVAL) (2) (4)	Colombia	COP$	5.060	87.280	92.340	5.060	63.029	68.089	2.219	62.944	65.163
Helm Comisionista de Bolsa S.A. (merged) (2) (4)	Colombia	COP$	—	—	—	—	66.240	66.240	—	—	—
Helm Fiduciaria S.A (2)	Colombia	COP$	—	—	—	—	66.230	66.230	—	62.944	62.944
Helm Bank (Panamá) S.A. (2)	Panamá	US$	—	—	—	—	66.243	66.243	—	66.279	66.279
Helm Bank Caymán S.A. (2) (5)	Islas Caymán	US$	—	—	—	—	66.243	66.243	—	—	—
Helm Casa de Valores (Panama) S.A. (2)	Panamá	US$	—	—	—	—	66.240	66.240	—	66.276	66.276

Associates

Associates are entities over which the Bank has the ability to exercise significant influence, but not control or joint control. Usually, this ability manifests itself through an ownership interest equal to or greater than 20% of the entity’s voting rights and is valued using the equity method.

Other factors considered in determining whether there is significant influence over an entity include representation on the board of directors and the existence of material transactions.

[1]	Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF). The remaining companies in Chile are regulated by the Superintendency of Securities and Insurance (SVS).
[2]	Companies regulated by the Colombian Financial Superintendency, which has a reciprocal supervision agreement with the SBIF.
[3]	Company merged with CorpBanca Colombia. See detail in Note 3 “Relevant Events”.
[4]	Companies merged in September 2014, keeping the corporate name of Helm Comisionista de Bolsa S.A. and the taxpayer ID number of CIVAL (CorpBanca Investment Valores S.A.).
[5]	Liquidated company. See Note 3 “Relevant Events”.
[6]	The interest in Banco CorpBanca Colombia decreased from 91.931% to 66.388% because CorpBanca did not participate proportionally to its existing participation of 91.9314% in the capital increase of August 29, 2013. In 2014 its interest decreased to 66.279 by the merger with Helm Bank Colombia. See Note 3 “Relevant Events”.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

Investments in other companies

Investments in other companies are those where the Bank neither has control nor exercises significant influence. Investments in these companies are measured at cost (See Note 12 Investments in other companies).

Fund Management

Certain subsidiaries of CorpBanca manage and administer assets held in mutual funds and other investment vehicles on behalf of investors. The financial statements of funds are not included in these consolidated financial statements except when the Bank controls the fund. At December 31, 2013 and 2014, nor for the years ended December 31, 2012, 2013 and 2014, did the Bank control or consolidate any funds.

Assets Managed, Trust Business and Other Related Businesses

CorpBanca and its subsidiaries manage assets held in common investment funds and other investment products on behalf of investors. The financial statements of these managed assets, trust businesses and other related businesses are not included in these consolidated financial statements except when the Bank controls the entity. The assets managed by CorpBanca Administradora General de Fondos S.A., CorpBanca Investment Trust Colombia S.A. and Helm Fiduciaria that are owned by third parties are not included in the consolidated financial statements.

b) Non-controlling interest

Non-controlling interest represents the equity and net income in a subsidiary not attributable, directly or indirectly, to the equity holders of the Bank. Non-controlling interest is disclosed as a separate line item within equity in the consolidated statements of financial position and as a separate disclosure within the consolidated statements of income and comprehensive income.

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

If the business combination is done in stages, the acquirer’s stake previously held in the acquired assets or equity interest, measured at fair value at the date of the respective acquisition, is remeasured at fair value at the acquisition date control is achieved and any resulting gain/loss is recognized.

Any contingent consideration that must be transferred by the acquirer is recognized at its fair value at the acquisition date. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

Goodwill is measured as the excess over the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the fair value of the acquisition-date amounts of the identifiable net assets acquired. If, after reassessment of its initial calculation, the acquisition-date amounts of the net identifiable assets acquired exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

Goodwill amounts are established at the date of acquisition of the business and are subsequently measured at such amounts less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently if there is an indication that the cash-generating unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the cash-generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

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

Operating segments with similar economic characteristics often have a similar long-term financial performance. Two or more segments may be aggregated into a single reporting segment only if aggregation is consistent with the core principles of IFRS 8 and the segments have similar economic characteristics and are similar in each of the following respects:

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

The Banks has determined that its operating segments are its reportable segments. No operating segments have been aggregated to arrive at reportable segments.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

The seven segments are Large, Corporate and Real Estate Companies; Companies; Traditional and Private Banking; Lower Income Retail Banking; Treasury and International; Financial Services Offered through Subsidiaries and Colombia. The CODM manages these operating segments using an internal profitability reporting system and reviews their segments on the basis of gross operational margin and only uses average balances to evaluate performance and allocate its resources.

Regarding foreign markets, Colombia has been identified as a separate segment based on the business activities described. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

More information on each segment is presented in Note 4 Segment Information.

Commercial banking:

•	Large, Corporate, and Real Estate Companies includes companies that belong to the major economic groups, specific industry, and companies with annual sales over US$60 million; this operating segment also includes real estate companies and financial institutions.

•	Companies - includes a full range of financial products and services for companies with annual sales under US$60 million. Leasing and factoring have been included in this operating segment.

Retail banking:

•	Traditional and Private Banking - offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income customers.

•	Lower income retail banking - which corresponds to operations of Banco Condell, offers among other products, consumer loans, credit cards and mortgage loans to the low-to-middle income customers.

Treasury and International:

•	Primarily includes treasury activities such as financial management, funding, liquidity and international businesses.

Non-banking financial services:

•	Services rendered by our subsidiaries, which include insurance brokerage, financial advisory service, asset management and securities brokerage.

Colombia

•	All banking services rendered

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

For the purposes of presenting consolidated financial statements, the assets and liabilities of the foreign consolidated entities whose functional currencies are other than the Chilean Peso are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing exchange rate as of December 31, 2012, 2013 and 2014.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

•	Income, expenses and cash flows are translated at the exchange rate at the date of the transactions.

The resulting exchange differences of translating into Chilean pesos the functional currency balances of the consolidated entities whose functional currency is other than the Chilean Peso, are recorded and accumulated as “Exchange differences on translation” within the line item “Accumulated other comprehensive income” in equity. On the disposal of those foreign subsidiaries, all of the exchange differences accumulated in equity with respect to those amounts attributable to the equity holders of the Bank are reclassified to income.

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

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use which are included in the cost of those assets;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

•	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on repayment of the monetary items.

Assets and liabilities in foreign currency are shown at their equivalent in Chilean pesos, calculated using the exchange rates as of December 31, 2014 of Ch$605.46 per US$1 for the U.S. dollar and Ch$0.2532 per COP$1 for the Colombian peso (Ch$526.41 per US$1 and Ch$0.2736 per COP$1 as of December 31, 2013).

The foreign exchange gains (losses) presented within consolidated statements of income (see Note 27 Net foreign exchange income (losses)) as of December 31, 2012, 2013 and 2014 of MCh$30,696, MCh$(13,906) and Mch$(13,426), respectively, include the foreign currency exchanges gain/losses for exchange rate fluctuations over monetary foreign currency-denominated assets and liabilities, and the gains (losses) obtained from the Bank’s operations denominated in foreign currency.

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

The following measurement criteria are used for assets and liabilities recorded in the Statement of Financial Position:

•	Financial assets and liabilities measured at amortized cost:

The amortized cost of a financial asset or liability is the amount at which the financial asset or liability is measured at initial recognition plus or minus the cumulative accretion under the effective interest rate method of any difference between that initial amount and the maturity amount.

In the case of financial assets, amortized cost also includes adjustments for any impairment that may have occurred. In the case of financial liabilities, such asset is amortized using the effective interest rate method. The effective interest rate method is which is the rate that exactly discounts estimated future cash receipts over the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

•	Fair value measurements of assets and liabilities:

Fair value is defined as the price that will be received for the sale of an asset or paid for the transfer of a liability in a orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions or market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions at which the market participant who holds the asset or liability could exit that asset or liability.

When a price for an asset or liability is not directly observable, the Bank will measure the fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. As fair value is a market-based measurement, it should be determined using the assumptions that market participants would use in pricing the asset or liability, including risk assumptions. As a result, the Bank’s intention to hold an asset or to settle or otherwise fulfill a liability is not relevant when measuring fair value.

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

Financial assets are included for measurement purposes in one of the following categories:

•	Financial assets at fair value through profit and loss: this category includes the financial assets held for trading which are acquired principally for the purpose of generating a profit in the short term from fluctuations in their prices. This category includes the trading portfolio financial assets and derivative financial instruments not designated and effective as hedging instruments.

•	Available-for-sale financial assets: this category includes debt and equity securities not classified as “held-to-maturity investments”, “loans and accounts receivable from banks and customers” or “financial assets at fair value through profit or loss”.

•	Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity.

•	Loans and accounts receivable from banks and customers: this item includes financing granted to third parties, based on their nature, regardless of the type of borrower and the form of financing. Includes loans and accounts receivable from customers, interbank loans, and finance lease transactions in which the consolidated entities act as lessors.

•	Investments under agreements to resell: includes balances of financial instruments purchased under resale agreements.

f.3 Classification of financial assets for presentation purposes

Financial assets are classified by their nature into the following line items in the consolidated financial statements:

•	Cash and deposits in banks: This item includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions.

•	Cash in the process of collection: Domestic transactions in the process of transfer through a domestic clearinghouse or international transactions which may be delayed in settlement due to time differences, etc.

•	Trading portfolio financial assets: This item includes financial instruments due for trading purposes and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

•	Derivative financial instruments: This item includes the positive fair value of derivative financial instruments including embedded derivatives separated from hybrid financial instruments. (See Note 8 Derivatives Financial Instrument and Hedge Accounting).

•	Loans and receivables from banks: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in the preceding items.

•	Loans and receivables from customers: This item includes loans that are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented in loans.

•	Financial investments available-for-sale: This item includes debt and equity securities not classified in any of the other categories.

•	Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity.

•	Investments under agreements to resell: includes balances of financial instruments purchased under resale agreements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

f.4 Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes.

Financial liabilities are classified for measurement purposes into one of the following categories:

•	Financial liabilities at fair value through profit or loss: Financial liabilities issued to generate a short-term profit from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from definitive sales of financial assets purchased under resale agreements or borrowed (“short positions”).

•	Financial liabilities at amortized cost: financial liabilities, regardless of their type and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions, regardless of their form and maturity.

f.5 Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the consolidated financial statements:

•	Current accounts and demand deposits: This item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations; i.e., operations which become callable the day after the closing date are not treated as on-demand obligations.

•	Cash in the process of collection: Transactions in the process of transfer through a domestic clearing house or international transactions which may be delayed as to transfer due to time differences, etc.

•	Obligations under repurchase agreements: This item includes the balances of sales of financial instruments under securities repurchase and loan agreements.

•	Time deposits and saving accounts: This item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated. This item also includes saving accounts.

•	Derivative financial instruments: This item includes financial derivative contracts with negative fair values, whether they are for trading or for account hedging purposes, as set forth in Note 8 Derivatives Financial Instrument and Hedge Accounting.

•	Borrowings from financial institutions: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which were not classified in any of the previous categories.

•	Debt issued: This encompasses three items. They are obligations under letters of credit, subordinated bonds, and senior bonds.

•	Other financial obligations: This item includes credit obligations to persons distinct from other domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the regular course of business.

f.6 Measurement of financial assets and financial liabilities

(i)	Measurement of financial assets

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

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

All purchases and sales of trading instruments to be delivered within the deadline period established by market regulations and conventions are recognized on the trade date, which is the date on which the commitment is made to purchase or sell the asset.

For “Derivative financial instruments” including foreign exchange forwards, interest rate futures, currency and interest rate swaps, interest rate options, and other derivative instruments, fair value is obtained from market quotes, discounted cash flow models and option valuation models, as appropriate. Derivatives contracts are presented on the statement of financial position as an asset when their fair value is positive and as a liability when the fair value is negative in the line item “Derivative financial instruments”.

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

If the derivative is designated as a hedging instrument in a hedge relationship, this may be: (1) a fair value hedge of assets or liabilities or unrecognized firm commitments; (2) a hedge of cash flows related to recognized assets or highly probable liabilities or forecast transactions; or (3) hedge of a net investment in a foreign operation.

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

When a derivative instrument hedges the risk exposure to changes in the fair value of a recognized asset or liability, the hedged asset or liability is recorded at its fair value. Gains or losses from measuring the fair value of the item hedged and the hedging derivative instrument are recognized in the income statement.

If the hedged item in a fair value hedge is a firm commitment, the changes in the fair value of the firm commitment with respect to the hedged risk are recognized as assets or liabilities with the corresponding gain or loss recognized in the income statement. The gains or losses from measuring the fair value of the hedging derivative instrument are also recorded in the income statement. When an asset or liability is acquired or assumed as a result of the fulfilling of the firm commitment, the initial carrying amount of the acquired asset or assumed liability is adjusted to include the cumulative change in the fair value of the firm commitment attributable to the hedged risk that was recognized in the statement of financial position.

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

When a derivative instrument hedges exposure to variability in the amount of the Bank’s interest in the net assets of a foreign operation, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income and the ineffective portion is recognized in net income. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income is reclassified from equity to the income statement when the net investment affects profit or loss, for example, as a reclassification adjustment on the disposal of the foreign operation.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

The types of derivatives into which we enter are disclosed in Note 8 Derivatives Financial Instruments and Hedge Accounting to these financial statements. They may include (please note description at Note 8) the following:

Inflation forwards and inflation swaps: These derivatives are used to hedge the economic value of inflation indexed structures such as having inflation indexed assets funded with nominal liabilities.

OIS – Swaps: These derivatives are used to hedge the economic value of long-term assets funded with short-term liabilities, fixing repricing of the short-term liabilities.

USD-CLP Fx Forwards: USD-CLP forwards are used to hedge U.S. dollar denominated assets which will be funded by Chilean peso denominated short-term liabilities.

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

(ii) Measurement of financial liabilities

In general, financial liabilities on the Bank’s Statement of Financial Position are measured at amortized cost, as defined above, except for those financial liabilities designated as hedged items (or hedging instruments) in hedging relationships which are measured at fair value.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

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

The main valuation techniques used by the Bank’s internal models to determine the fair value of derivatives are as follows:

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

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

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

In line with the foregoing, financial assets are only written-off the balance sheet when the rights over the cash flows that they generate are extinguished or when their implicit or ensuing risks and benefits have been substantially conveyed to third parties. Similarly financial liabilities are only written off of the balance sheet when the obligations that they generate are extinguished or when their associated risks and rewards have been transferred, with the intention of either cancelling them or reselling them.

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

For available-for-sale equity investments, a significant or prolonged decline in the fair value of the security below its costs is considered to be objective evidence of impairment. For available-for-sale debt instruments, objective evidence of impairment could include significant financial difficulty of the issuer or breach of contract (such as a default or delinquency in payments); the probability that the issuer will enter bankruptcy or financial re-organization; or the cessation of an active market for that financial asset because of financial difficulties.

Additionally, certain categories of financial assets, such as loans and receivables from banks and customers assets that are not deemed to be impaired individually are also assessed for impairment on a collective basis. For loans and receivables from banks and customers that are deemed to be impaired, the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to reduce the accrued interest and the remainder, if any, to reduce the principal amount outstanding. For further information on accounting policies for impairment of loans and receivables (see Note 1.j “Allowance for loan losses” below).

For financial assets carried at amortized cost, the amount of impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

For financial assets carried at cost, the amount of impairment loss recognized is the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

For debt securities included in the “Available for sale financial asset” portfolio, cumulative impairment losses are equal to the difference between their acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss previously recognized in the consolidated statements of income.

The carrying amount of the financial asset is reduced by the impairment loss directly with the exception of loans and receivables from banks and customers, where the carrying amount is reduced through the use of an allowance account (‘allowance for loan losses’). When a loan and receivable is considered uncollectible, and it has been covered with an allowance for loan losses previous to its write-off, it is written off against the allowance account by charging and releasing provision through the income statement. Subsequent recoveries of amounts previously written off are credited against the income statement.

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

g) Loans and receivables

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

i) Lease receivables

Lease receivables, included in “loans and receivables from customers”, are periodic payments from lease agreements that meet certain requirements to qualify as finance leases and are presented at the aggregate value of the minimum lease payments plus residual value net of unearned interest as of year end.

Assets leased among consolidated companies are treated as assets held for own use in the financial statements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

j) Allowances for loan losses

Allowance for loan losses are determined on an “individual” basis when they correspond to customers that are individually evaluated, and considering their size or level of exposure make it necessary to analyze them on a case-by-case basis and, are referred to as “collectively evaluated” when they correspond to a large number of loans whose amounts are not individually significant and relate to loans to individuals or small-size companies.

The impairment losses on these loans are determined:

•	individually, for all individually significant loans and for those which, although not significant, cannot be classified as part of homogenous groups of loans of similar characteristics, i.e., by type of loan, customer’s industry and geographical location, type of guarantee, age of past-due amounts, etc.

•	collectively, for those with similar credit risk characteristics.

•	When the Bank determines that there is no objective evidence of impairment for an individually significant loan, it includes the loan in a group of loans of similar credit risk characteristcs and collectively evaluates such loans for impairment

Criteria for determining impairment losses may consist of:

•	becoming aware of a significant financial difficulty on the part of the customer;

•	when there is evidence of a deterioration of the customer’s ability to pay, either because it is in arrears or for other reasons, and/or

•	it becomes probable that the customer will enter bankruptcy or other financial reorganisation;

•	observable data at a portfolio (collectively analyzed) level indicating that there is a measurable decrease in the estimated future cash flows, although the decrease cannot yet be ascribed to individual loan in the portfolio – such as adverse changes in the payment status of customer in the portfolio or national or local economic conditions that correlate with defaults on the loans in the portfolio.

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

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

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

I.2 Commissions, fees, and similar items

Fee and commission income and expenses are recorded in the consolidated statements of income based on criteria that differ according to their nature. The main criteria are:

•	Income/expenses arising from transactions or services that are performed over a period of time are recorded over the life of such transactions or services.

•	Income/expenses originated by a specific act are recognized when the specific act has occurred.

I.3 Non-finance income and expenses

Non-finance income and expenses are recognized on an accrual basis.

m) Property, plant and equipment

Property, plant and equipment consist of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank or acquired under finance leases.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

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

The Bank applies the following useful lives to the fixed assets that comprise its total assets7:

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

o) Leasing

a. Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

[7]	According to internal accounting policies, CorpBanca and its subsidiaries use the same useful lives, except for buildings in Colombia, which have a useful life of 20 years.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

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

p) Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are separately identifiable. They are assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated. The cost of intangible assets acquired in a business combination is their fair value as of the date of acquisition.

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

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

The Bank keeps a record of the following balances related to commitments or to liabilities of its own line of business in memorandum accounts: Collateral and guarantees, confirmed foreign letters of credit, documentary letters of credit issued, bank vouchers, inter-bank vouchers, freely disposable lines of credit, other credit commitments and other contingencies.

r) Income and Deferred taxes

The Bank and its subsidiaries have recorded income tax expense for each reporting period in accordance with current tax laws in the country where each subsidiary operates (see Note 15 Current Taxes).

The tax expense on profit for the period includes the sum of current taxes that result from applying current tax rates to the taxable income for the period and the deferred tax expense recognized in consolidated profit or loss. The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to differences between the book and tax values of assets and liabilities.

Deferred tax assets and liabilities are determined based on the tax rate applicable in the period that deferred tax assets and liabilities are recovered or settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes when the tax legislation is enacted or substantially enacted. The effects of deferred taxes for temporary differences between the tax and book basis are recorded on an accrual basis in accordance with IAS 12 “Income Taxes”.

Tax Reforms

a. Chile

Law 20,630, published in the Official Gazette on September 27, 2012, increased the corporate income tax rate from 17% to 20% beginning January 1, 2013.

On September 29, 2014, Law 20,780 was published in the Official Gazette. The Law introduces modifications designed to increase revenue collection, finance education reform, make taxation more equitable and improve the current tax system.

As of period end, the deferred taxes of the Bank and its Chilean subsidiaries have been adjusted based on the new corporate income tax rates contained in Law 20,780, published on September 29, 2014. The law progressively increases the tax rate to 21% for commercial year 2014, 22.5% for 2015, 24% for 2016 and 25% for 2017 and beyond for taxpayers applying the Attributed Income System. Taxpayers applying the Semi-Integrated System will have a rate of 25.5% in 2017 and 27% in 2018 and beyond.

b. Colombia

The deferred taxes of the Colombian subsidiaries have been adjusted based on the new income tax rates introduced by Law 1,739 published December 23, 2014, which modified the Colombian tax statutes and incorporated mechanisms to fight tax evasion. This modification to Colombian tax regulations raises tax rates to 34% for commercial year 2014, 39% for 2015, 40% for 2016, 42% for 2017, 43% for 2018 and then returns to 34% for 2019 and beyond.

In light of these modifications, the deferred taxes of the Chilean companies have been recorded at a maximum recovery or settlement rate of 27%. The maximum tax rate applied on temporary differences of companies operating in Colombia is 43% for temporary differences to be reversed through 2018.

s) Employee Benefits

Vacation expense

The annual cost of employee vacations and benefits are recorded on an accrual basis.

Short-term benefits

Short-term benefits correspond to current liabilities as measured by the undiscounted amount that the Bank expects to pay over the course of the following year.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

Other long-term benefits

Other long-term benefits correspond to remuneration (other post-employment benefits and termination benefits). The amount recognized as a liability is the total net present value of the obligations at the end of the reporting period minus the fair value at the close of the reporting period of plan assets (if any) against which the obligations are settled directly.

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

t) Cash flow statement

For the preparation of the cash flow statement, the Bank applied the indirect method, in which, starting with the Bank’s consolidated income before taxes, non-cash transactions are subsequently added/ subtracted, as well as income and expenses associated with cash flows classified as investing or financing activities.

The preparation of the cash flow statements takes the following items into account:

a)	Cash flows: the inflow or outflow of cash and cash equivalents, which includes Central Bank of Chile deposits, Domestic bank deposits, and Foreign bank deposits (includes Bank of the Republic of Colombia deposits).

b)	Operating activities: correspond to normal activities performed by the Bank, as well as other activities that cannot be classified as either investing or financing.

c)	Investment activities: correspond to the acquisition, sale or disposal by other means, of long-term assets and other investments not included in cash and cash equivalents.

d)	Financing activities: activities that produce changes in the size and composition of the net Shareholders’ equity and liabilities that are not part of operating activities or investments.

In the statement of cash flows, cash and cash equivalents are defined as cash balances and bank deposits plus the net balance of cash in the process of collection. Cash and cash equivalents balances and their reconciliation to the cash flow statement are detailed in Note 5 “Cash and cash equivalents”.

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

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

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

These estimates, made on the basis of the best available information, mainly refer to:

•	Useful life of material and intangible assets (Notes 13, 14 and 31)

•	Valuation of goodwill (Notes 12, 13 and 31)

•	Provisions (Note 20)

•	Fair value of financial assets and liabilities (Notes 6, 7, 8, 11 and 34)

•	Contingencies and commitments (Note 22)

•	Impairment losses for certain assets (Notes 9,10, 11 and 31)

•	Current and deferred taxes (Note 15)

•	Consolidation perimeter and evaluation of control (Note 1.2, letter a)).

v) Mandatory dividends

The Bank records within liabilities (provisions) the portion of profit for the year that should be distributed to comply with the Corporations Law (30%) or its dividend policy, which establishes that no less than 50% of profit for the years 2014 and 2013 should be distributed as dividends, as approved by shareholders in February 2013. For the years 2014 and 2013, the Bank provisioned 50% of profit for the year. This provision is recorded within “provision for minimum dividends” by reducing “retained earnings” within the Consolidated Statement of Changes in Equity.

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

As of December 31, 2012, 2013 and 2014, the Bank did not have instruments that generated diluting effects on income attributable to equity holders of the Bank.

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

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

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

•	Individually significant financial assets are examined individually to determine impairment. Remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics. When the Bank determines that there is no objective evidence of impairment for an individually significant loan, it includes the loan in a group of loans of similar credit risk characteristcs and collectively evaluates such loans for impairment.

All impairment losses are recognized in the income statement. Any cumulative loss related to available-for-sale financial assets recognized previously in equity is transferred to the income statement when considered to be significant or prolonged.

An impairment loss can only be reversed if it can be related objectively to an event occurring after the impairment loss was recognized. Reversal of impairment on financial assets recorded at amortized cost and those classified as available-for-sale debt instruments is recorded in the income statement.

Non-financial asset

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

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

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

In accordance with IAS 36 “Impairment of Assets”, annual impairment testing is required for a CGU to which goodwill has been allocated and for intangible assets with indefinite useful lives. Different CGU and different intangible assets can be tested for impairment at different times during the year as long as testing for the named asset is carried out at the same time each year.

y) Provisions

Provisions are reserves involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statement of Financial Position when the following copulative requirements are met:

•	a present (legal or implicit) obligation has arisen from a past event and;

•	as of the date of the consolidated financial statements is likely that the Bank and/or its controlled entities will have to disburse resources to settle the obligation and the amount can be reliably measured.

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

Provisions are classified into the following groups in the Consolidated Statement of Financial Position based on the obligations they cover:

•	Employee benefits and compensation

•	Minimum dividends

•	Contingencies

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

z) Derecognition financial assets and liabilities

Accounting for transfers of financial assets is based on the degree and way in which the risks and rewards associated with the transferred assets are transferred:

1.	If the risks and rewards are substantially transferred to third parties (e.g. unconditional sales, sales with repurchase agreements at fair value as of the date of repurchase, sales of financial assets with a purchase option deemed deep-out-of-the-money, use of assets in which the transferor does not retain subordinate financing or transfer any type of credit enhancement to the new holders and other similar cases), the transferred asset is derecognized from the balance sheet and any rights or obligations retained or created upon transfer are simultaneously recognized.

2.	If the risks and rewards of the transferred financial asset are substantially retained (e.g. sales of financial assets with repurchase agreements at fixed prices or for the sales price plus interest, securities lending agreements where the borrower has the obligation to return the securities or similar assets and other similar cases) the transferred asset is not derecognized from the balance sheet and will continue to be valued using the same criteria used before the transfer. Otherwise, the following is recorded in accounting:

a)	A financial liability for an amount equal to the consideration received, which is subsequently valued at amortized cost.

b)	Both the income from the transferred financial asset (but not derecognized) and the expenses for the new financial liability.

3.	If the risks and rewards of the transferred financial asset are not substantially transferred or retained (e.g. sales of financial assets with a purchase option deemed not deep-in-the-money or deep-out-of-the-money, use of assets in which the transferor assumes subordinate financing or another type of credit enhancement for part of the transferrer asset and other similar cases), the following will be analyzed:

a)	If the transferor has not retained control of the transferred financial asset, it will be derecognized, and any lights or obligations created or retained upon transfer will be recognized.

b)	If the transferor has retained control of the transferred financial asset, it will continue to be recognized in the Statement of Financial Position for an amount equal to its exposure to the changes in value that it may experience and a financial liability will be recognized for the financial asset transferred. The net amount of the transferred asset and the associated liability will be the amortized cost of the rights and obligations retained if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained if the transferred asset is measured at fair value.

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

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

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

cc) Fiduciary activities

The Bank and its subsidiaries provide trust and other fiduciary services that result in the holding or investing of assets on behalf of customers. Assets held in a fiduciary capacity are not reported in the consolidated financial statements, as they are not the assets of the Bank. Contingencies and commitments arising from this activity are disclosed in Note 22 Contingencies, Commitments and Responsabilities, letter a).

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

As of December 31, 2013 and 2014, the Bank did not have any non-current assets held for sale.

ff) Convenience translation to U.S. dollars

The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2014 closing exchange rate of Ch$605.46 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

Application of new and revised International Financial Reporting Standards (IFRS)

a) New and revised IFRS effective in the current period:

The following new and revised IFRS have been adopted in these financial statements:

Amendments to IFRS	Effective date
Offsetting Financial Assets and Financial Liabilities (amendments to IAS 32)	Annual periods beginning on or after January 1, 2014

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)	Annual periods beginning on or after January 1, 2014

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)	Annual periods beginning on or after January 1, 2014

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)	Annual periods beginning on or after January 1, 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)	Annual periods beginning on or after July 1, 2014

Annual Improvements 2010-2012 Cycle	Annual periods beginning on or after July 1, 2014

Annual Improvements 2011-2013 Cycle	Annual periods beginning on or after July 1, 2014

Interpretations	Effective date

IFRIC 21, Levies	Annual periods beginning on or after January 1, 2014

Amendment to IAS 32, Financial Instruments: Presentation

On December 16, 2011, the IASB amended the accounting requirements and disclosures related to offsetting of financial assets and financial liabilities by issuing amendments to IAS 32 Financial Instruments: Presentation and IFRS 7 Financial Instruments: Disclosures. These amendments are the result of the IASB and US Financial Accounting Standards Board (‘FASB’ undertaking a joint project to address the differences in their respective accounting standards regarding offsetting of financial instruments. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Both require retrospective application for comparative periods.

The Bank’s management analyzed these amendments in detail and concluded that they did not have a significant impact on the statements of financial position, comprehensive income or cash flows or notes.

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

The Bank’s management analyzed these amendments in detail and concluded that they did not have a significant impact on the statements of financial position, comprehensive income or cash flows or notes.

Amendments to IAS 36 – Recoverable Amount Disclosures for Non-Financial Assets

On May 29, 2013 the IASB published “Amends to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets. The publication of IFRS 13 Fair Value Measurements amended certain disclosure requirements in IAS 36 Impairment of Assets with respect to measuring the recoverable amount of impaired assets. However, one of the modifications to the disclosure requirements was more extensive than originally intended. The IASB has rectified this with the publication of these amendments to IAS 36.

The amendments to IAS 36 removed the requirement to disclose the recoverable amount of each cash-generating unit (group of units) for which the carrying amount of goodwill or intangible assets with indefinite useful lives allocated to that unit (group of units) was significant compared with the total carrying amount of goodwill or intangible assets with indefinite useful life of the entity. The amendments require an entity to disclose the recoverable amount of an individual asset (including goodwill) or a cash-generating unit to which the entity recognized or reversed deterioration during the reporting period. An entity shall disclose information about the fair value less costs to sell of an individual asset, including goodwill, or a cash-generating unit to which the entity recognized or reversed an impairment loss during the reporting period, including: (i) the level of the fair

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 value hierarchy (IFRS 13), (ii) the valuation techniques used to measure fair value less costs to sell, and (iii) the key assumptions used in fair value measurement categorized within “Level 2” and “Level 3” of the fair value hierarchy. In addition, an entity should disclose the discount rate used when an entity recognized or reversed an impairment loss during the reporting period and the recoverable amount should be based on the fair value less costs to sell determined using a present value valuation technique. The amendments should be applied retrospectively for annual periods beginning on or after January 1, 2014. Earlier application is permitted.

The Bank’s management analyzed these amendments in detail and concluded that they did not have a significant impact on the statements of financial position, comprehensive income or cash flows or notes.

Amendments to IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting

On June 2013, the IASB published Amendments to IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting. This modification permits the continuation of hedge accounting (under IAS 39 and the next chapter on hedge accounting under IFRS 9) when a derivative is novated to a central counterparty and certain conditions are met.

A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty must happen as a consequence of laws or regulations or the introduction of laws or regulations. The amendments are effective for annual periods beginning on or after January 1, 2014. Earlier application is permitted but corresponding disclosures are required. In accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates an Errors, the amendments are to be applied retrospectively.

The Bank’s management analyzed these amendments in detail and concluded that they did not have a significant impact on the statements of financial position, comprehensive income or cash flows or notes.

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

The Bank’s management analyzed these amendments in detail and concluded that they did not have a significant impact on the statements of financial position, comprehensive income or cash flows or notes.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

Annual Improvements 2010 – 2012 Cycle

IFRS	Topic	Amendment
IFRS 2 Share based payments	Definition of vesting condition	Appendix A ‘Defined terms’ to IFRS 2 was amended to (i) change the definitions of ‘vesting condition’ and ‘market condition’, and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’. The amendments clarify that: (a) a performance target can be based on the operations of the entity or another entity in the same group (i.e. a non-market condition) or on the market price of the equity instruments of the entity or another entity in the same group (i.e. a market condition); (b) a performance target can relate either to the performance of the entity as a whole or to some part of it (e.g. a division or an individual employee); (c) a share market index target is a non-vesting condition because it not only reflects the performance of the entity, but also of other entities outside the group; (d) the period for achieving a performance condition must not extend beyond the end of the related service period; (e) a condition needs to have an explicit or implicit service requirement in order to constitute a performance condition (rather than being a non-vesting condition); (f) a market condition is a type of performance condition, rather than a non-vesting condition; and (g) if the counterparty ceases to provide services during the vesting period, this means it has failed to satisfy the service condition, regardless of the reason for ceasing to provide services. The amendments apply prospectively to share-based payment transactions with a grant date on or after July 1, 2014, with earlier application permitted.

IFRS 3 Business Combinations	Accounting for contingent consideration in a business combination	The amendments clarify that a contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognized in profit or loss. Consequential amendments were also made to IFRS 9, IAS 39 and IAS 37. The amendments apply prospectively to business combination for which the acquisition date is on or after July 1, 2014. Earlier application is permitted.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

IFRS 8 Operating Segments	Aggregation of Operating Segments	The amendments require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘similar economic characteristics’. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted.

IFRS 8, Operating Segment	Reconciliation of the total of the reportable segments’ assets to the entity’s assets	The amendment clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted.

IFRS 13, Fair Value Measurement	Short-term receivables and payables	The Basis for Conclusions was amended to clarify that the issuance of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of not discounting is immaterial.

IAS 16, Property, Plant and Equipment IAS 38, Intangible Assets	Revaluation method: proportionate restatement of accumulated depreciation/amortization	The amendments remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended requirements clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted. An entity is required to apply to amendments to all revaluations recognized in the annual period in which the amendments are first applied and in the immediately preceding annual period. An entity is permitted, but not required, to restate any earlier periods presented.

IAS 24, Related Party Disclosures	Key management personnel	The amendments clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity must disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted.

The Bank’s management analyzed these amendments in detail and concluded that they did not have a significant impact on the statements of financial position, comprehensive income or cash flows or notes.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

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

The Bank’s management analyzed these amendments in detail and concluded that they did not have a significant impact on the statements of financial position, comprehensive income or cash flows or notes.

IFRIC 21, Levies

On May 20, 2013, the IASB published the IFRIC 21, Levies. The new interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain.

This interpretation defines a levy as “a resource outflow involving future economic benefits that are imposed by governments on entities in accordance with the law”. Taxes within the scope of IAS 12 Income Taxes are excluded from the scope as well as fines and penalties. The payments to governments for services or the acquisition of an asset under a contractual arrangement are also excluded. That is, the tax should be a non-reciprocal transfer to a government when the tax paying entity does not receive goods or services in return. For the purpose of interpretation, a “government” is defined in accordance with IAS 20 Accounting for Government Grants and Disclosures of Government Assistance. When an entity acts as an agent of a government to collect a tax, the cash flows received from the agency are outside the scope of this interpretation. This interpretation identifies the event which gives rise to the obligation to recognize a liability, which is the payment of tax in accordance with the relevant legislation.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

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

The Bank’s management analyzed this IFRIC in detail and concluded that they did not have a significant impact on the statements of financial position, comprehensive income or cash flows or notes.

b) New and revised IFRS in issue but not yet effective:

New Standards	Effective date
IFRS 9, Financial Instruments	Annual periods beginning on or after January 1, 2018

IFRS 14, Regulatory Deferral Account	Annual periods beginning on or after January 1, 2016

IFRS 15, Revenue from Contracts with Customers	Annual periods beginning on or after January 1, 2017

Amendments to Standards	Effective date
Accounting for Acquisitions of interests in Joint Operations (Amendments to IFRS 11)	Annual periods beginning on or after January 1, 2016

Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38)	Annual periods beginning on or after January 1, 2016

Agriculture: Bearer Plants (amendments to IAS 16 and IAS 41)	Annual periods beginning on or after January 1, 2016

Equity Method in Separate Financial Statements (Amendments to IAS 27)	Annual periods beginning on or after January 1, 2016

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)	Annual periods beginning on or after January 1, 2016

Disclosure Initiative (Amendments to IAS 1)	Annual periods beginning on or after January 1, 2016

Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28).	Annual periods beginning on or after January 1, 2016

Annual Improvements Cycle 2012-2014—Amendments to Four IFRS	Annual periods beginning on or after July 1, 2016

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

On November 19, 2013, has published an amendment to IFRS 9 “Financial Instruments” incorporating its new general hedge accounting model. This represents a significant milestone as it completes another phase of the IASB’s project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. The new general hedge accounting model will allow reporters to reflect risk management activities in the financial statements more closely as it provides more opportunities to apply hedge accounting.

The IFRS 9 amendment to introduce the new hedge accounting model removed the mandatory effective date for IFRS 9 which will be set once the standard is complete with a new impairment model and finalization of any limited amendments to classification and measurement, both of which are due to be finalized in 2014. The standard is available for early adoption (subject to local endorsement requirements), but if an entity elects to apply it must apply all of the requirements in the standard at the same time. On transition the hedge accounting requirements are generally applied prospectively with some limited retrospective application

IFRS 9 (2014) was issued on 24 July 2014 and supersedes IFRS 9 (2013), but this version of the standard remains available for application if the relevant date of initial application is before 1 February 2015

On July 24, 2014 the IASB has published the final version of IFRS 9 ‘Financial Instruments’ bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. This version adds a new expected loss impairment model and limited amendments to classification and measurement for financial assets. The Standard supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after 1 January 2018.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

IFRS 14, Regulatory Deferral Accounts

On January 30, 2014 the IASB issued IFRS 14 Regulatory Deferral Accounts. This standard is applicable to first-time adopter of IFRS and for entities which are involved in rate-regulated activities and recognized regulatory deferral account balances under its previous general accepted accounting principles. This standard requires separate presentation of regulatory deferral account balances in the statement of financial position and statement of comprehensive income. IFRS 14 is effective for an entity’s firs annual IFRS financial statements for a period beginning on or after January 1, 2016, with earlier application permitted.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

IFRS 15, Revenue from Contracts with Customers

On May 28, 2014, the IASB has published its new standard, IFRS 15 Revenue from contracts with customers. At the same time, the Financial Accounting Standards Board (FASB) has published its equivalent revenue standard, ASU 2014-09.

The new standard provides a single, principles based five-step model to be applied to all contracts with customers, i) identify the contract with the customer, ii) identify the performance obligations in the contract, iii) determine the transaction price, iv) allocate the transaction price to the performance obligations in the contracts, v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 must be applied in an entity’s firs annual IFRS financial statements for periods beginning on or after 1 January 2017. Application of the Standard is mandatory and early adoption is permitted. An entity that chooses to apply IFRS 15 earlier than 1 January 2016 must disclose this fact.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

Accounting for Acquisitions of interests in Joint Operations (Amendments to IFRS 11)

On May 6, 2014 the IASB has issued “Accounting for Acquisitions of Interests in Joint Operations (amendments to IFRS 11)”, the amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business.

Amends IFRS 11 Joint Arrangements to require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3 Business Combinations) to:

•	apply all of the business combinations accounting principles in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11

•	disclose the information required by IFRS 3 and other IFRSs for business combinations.

The amendments are effective for annual periods beginning on or after 1 January 2016. Earlier application is permitted but corresponding disclosures are required. The amendments apply prospectively.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38)

On May 12, 2014 the IASB has published “Clarification of Acceptable Methods of depreciation and amortization (amendments to IAS 16 and IAS 38)”.

The amendments provide additional guidance on how the depreciation or amortisation of property, plant and equipment and intangible assets should be calculated. They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

Agriculture: Bearer Plants (amendments to IAS 16 and IAS 41)

On 30 June, 2014 the IASB has published ‘Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41)’. The amendments bring bearer plants, which are used solely to grow produce, into the scope of IAS 16 so that they are accounted for in the same way as property, plant and equipment. The amendments are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted.

Amends IAS 16 Property, Plant and Equipment and IAS 41 Agriculture to:

•	Include ‘bearer plants’ within the scope of IAS 16 rather than IAS 41, allowing such assets to be accounted for a property, plant and equipment and measured after initial recognition on a cost or revaluation basis in accordance with IAS 16.

•	Introduce a definition of ‘bearer plants’ as a living plant that is used in the production or supply of agricultural produce, is expected to bear produce for more than one period and has a remote likelihood of being sold as agricultural produce, except for incidental scrap sales .

•	Clarify that produce growing on bearer plants remains within the scope of IAS 41.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

Equity Method in Separate Financial Statements (Amendments to IAS 27)

On August 12, 2014, the IASB has published “Equity Method in Separate Financial Statements (Amendments to IAS 27)”. The amendments reinstate the equity method as an accounting option for investments in subsidiaries, joint ventures and associates in an entity’s separate financial statements.

The amendments allow an entity to account for investments in subsidiaries, joint ventures and associates in its separate financial statements:

•	At cost,

•	In accordance with IFRS 9 Financial Instruments (or IAS 39 Financial Instruments: Recognition and Measurement for entities that have not yet adopted IFRS 9), or

•	Using the equity method as described in IAS 28 Investments in Associates and Joint Ventures.

The accounting option must be applied by category of investments.

In addition to the amendments to IAS 27, there are consequential amendments to IAS 28 to avoid a potential conflict with IFRS 10 Consolidated Financial Statements and to IFRS 1 First-time Adoption of International Financial Reporting Standards.

The amendments are effective for annual periods beginning on or after 1 January 2016. Earlier application is permitted. The amendments are to be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

On September 11, 2014, the IASB has published ‘Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)’. The amendments address a conflict between the requirements of IAS 28 ‘Investments in Associates and Joint Ventures’ and IFRS 10 ‘Consolidated Financial Statements’ and clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

•	Require full recognition in the investor’s financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations)

•	Require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognised only to the extent of the unrelated investors’ interests in that associate or joint venture.

The amendments are effective for annual periods beginning on or after 1 January 2016. Earlier application is permitted.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

Disclosure Initiative (Amendments to IAS 1)

On December 18, 2014 the IASB added an initiative on disclosure to its work program in 2013 to complement the work being done in the Conceptual Framework project. The initiative is made up of a number of smaller projects that aim at exploring opportunities to see how presentation and disclosure principles and requirements in existing Standards can be improved.

They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28).

On December 18, 2014 the IASB has published ‘Investment Entities: Applying the Consolidation Exception, Amendments to IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 28 Investments in Associates and Joint Ventures (2011) to address issues that have arisen in the context of applying the consolidation exception for investment entities.

They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

Annual Improvements Cycle 2012 – 2014

Standard	Topic	Amendments
IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations	Changes in methods of disposal.	Adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution to owners or vice versa and cases in which held-for-distribution accounting is discontinued. The amendments are effective for annual periods beginning on or after January 1, 2016, and early adoption is permitted.

IFRS 7 Financial Instruments: Disclosures: (with consequential amendments to IFRS 1)	Servicing contracts

Adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required.

Applicability of the amendments to IFRS 7 to condensed interim financial statements.

Clarifies the applicability of the amendments to IFRS 7 on offsetting disclosures to condensed interim financial statements. The amendments are effective for annual periods beginning on or after January 1, 2016, and early adoption is permitted.

IAS 19 Employee Benefits	Discount rate	Clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid (thus, the depth of the market for high quality corporate bonds should be assessed at currency level). The amendments are effective for annual periods beginning on or after January 1, 2016, and early adoption is permitted.

IAS 34 Interim Financial Reporting	Disclosure of information ‘elsewhere in the interim financial report’	Clarifies the meaning of ‘elsewhere in the interim report’ and requires a cross-reference. The amendments are effective for annual periods beginning on or after January 1, 2016, and early adoption is permitted.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 2—ACCOUNTING CHANGES AND ADJUSTMENT MEASUREMENT PERIOD IFRS 3

Management has determined the effect of the retrospective application as well as the effect of the finalization of the fair values of the assets acquired and liabilities assumed and non-controlling interest in the Helm Bank and subsidiaries acquisition were not material as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014.

a) Accounting Changes

No accounting changes have taken place in comparison with the prior periods presented.

b) Adjustment Measurement Period IFRS 3

The initial accounting for the business combination by Helm Bank and subsidiaries (see Note 12 Investments in other companies) was incomplete at the end of the accounting period in which the combination occurred (December 31, 2013), therefore, the acquirer (CorpBanca Colombia) reported in its consolidated financial statements provisional amounts for the items for which the accounting was incomplete.

During the measurement period, the acquirer retrospectively adjusted the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed at the date of acquisition and that, had they been known, would have affected the measurement of the amounts recognized at that date. During the measurement the acquirer also recognized additional assets or liabilities, where applicable, as new information obtained about facts and circumstances that existed at the date of acquisition and which, had they been known, would have resulted in the recognition of those assets and liabilities that date. The measurement period did not exceed one year from the date of acquisition (in our case August 06, 2014). There was no impact on the 2013 Consolidated Statements of Income.

i) Adjustment to December 31, 2013, Consolidated Statement of Financial Position

		2013
	Notes	MCh$
Total net identifiable assets at fair value	12/21	4,191
Intangible assets arising in acquisition	13	(4,183)
Contingent liabilities arising in acquisition	21	(2,649)
Deferred taxes arising in acquisition	15	2,906
Goodwill arising in acquisition	13	8,631

ii) Impact on assets, liabilities and equity as at 31 December 2013

		Previously reported	IFRS 3	Restated
		12.31.2013	Adjustments	12.31.2013
		MCh$	MCh$	MCh$
	Notes
ASSETS
Investment in other companies	12	15,465	(1,543)	13,922
Intangible assets	13	836,922	4,448	841,370

TOTAL ASSETS		852,387	2,905	855,292

LIABILITIES
Deferred income taxes	15	179,467	2,906	182,373
Other liabilities	21	185,507	(1)	185,506

TOTAL LIABILITIES		364,974	2,905	367,879

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

iii) Fair Value of the Identifiable Assets and Liabilities of Helm Bank and Subsidiaries as of the Date of Acquisition (August 6, 2013) (See Note 12 Investment in other companies):

			Difference in
	Fair Value Recognized at Acquisition Date		Amounts at Close of Measurement Period
	Provisional	Definitive
	MCh$	MCh$	MCh$
Total net identifiable assets at fair value	364,233	360,042	(4,191)
Non-controlling interest at fair value	(1,485)	(1,485)	—
Intangible assets	146,384	142,201	(4,183)
Contingent liabilities	(3,703)	(1,054)	2,649
Net deferred taxes	(48,521)	(47,832)	689
Deferred taxes (mercantile loan)	31,585	27,990	(3,595)

Fair value	488,493	479,862	(8,631)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 3—RELEVANT EVENTS

As of December 31, 2014, the following relevant events affecting the operations of the Bank and its subsidiaries or the consolidated financial statements have occurred:

CORPBANCA

a. Board of Directors

On April 7, 2014, Francisco León Délano submitted his resignation as director of CorpBanca.

As indicated in his letter of resignation, this decision was made in order to take a position on the board of a capital markets entity.

At the board meeting held on April 29, 2014, the board appointed Julio Barriga Silva to replace Francisco León Délano as director until the next ordinary general shareholders’ meeting.

b. Strategic Partnership between Itaú-Unibanco and CorpBanca

On January 29, 2014, a “Transaction Agreement” with signed by CorpBanca, Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada (these last two together “CorpGroup”), Itaú-Unibanco Holding, S.A. (“Itaú-Unibanco”) and Banco Itaú Chile, by virtue of which these parties have agreed to a strategic partnership of their operations in Chile and Colombia, subject to prior authorization from the corresponding regulators and the shareholders of CorpBanca and Banco Itaú Chile, as indicated below.

This strategic partnership will be structured as a merger of CorpBanca and Banco Itaú Chile in conformity with the aforementioned Transaction Agreement, detailed as follows:

1. Prior Acts. CorpGroup will dispose of the shares it directly or indirectly holds in CorpBanca, equivalent to 1.53% of the share capital of that bank and Banco Itaú Chile will increase its capital by US$652 million, by issuing shares that will be fully subscribed and paid by a fully-owned (direct or indirect) subsidiary of Itaú-Unibanco.

2. Merger. The merger of CorpBanca and Banco Itaú Chile, by which CorpBanca will absorb Banco Itaú Chile to form an entity called “Itaú-CorpBanca” will be submitted for approval from the shareholders of both entities at extraordinary shareholders’ meetings. If the merger is approved, 172,048,565,857 shares of CorpBanca will be issued, representing 33.58% of the share capital of the merged bank, which will be distributed among the shareholders of Banco Itaú Chile. The current shareholders of CorpBanca will maintain 66.42% of the share capital of the merged bank. Thus, the number of shares will increase from 340,358,194,234 to 512,406,760,091 shares, which will be fully subscribed and paid.

3. Control. As a result of the merger, Itaú-Unibanco will become a shareholder of CorpBanca and, as a result of the exchange of shares for this merger, will acquire control of the merged bank in accordance with Articles 97 and 99 of Law 18,045 on Securities Markets, with CorpGroup retaining a considerable interest in the merged entity with 32.92% of the share capital and 33.50% of that capital in the market8.

4. Colombia. In order to strengthen and consolidate the Bank’s operations in Colombia, subject to applicable restrictions under Colombian law, the merged bank will own 66.28% of the shares of Banco CorpBanca Colombia S.A., and will make an offer to acquire the remaining 33.72% of the shares that it does not own. This portion includes 12.38% currently owned indirectly by CorpGroup, which has committed to selling those shares. The price per share to be offered by Itaú-CorpBanca will be equal for all shareholders and correspond to the valuation given to Banco CorpBanca Colombia S.A. for the share exchange for the merger. The price for the 33.61% interest in Banco CorpBanca Colombia S.A., in the event it is sold, will be US$894 million. With the same objective, Itaú-CorpBanca will acquire Itaú BBA Colombia S.A., Corporación Financiera, the entity through which Itaú-Unibanco does business in that country. The price to be paid will be carrying amount, based on the most recent financial statements reported to the banking regulator in Colombia.

[8]	See Note 38 Subsequent Events.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

5. Course of Business. Between the signing of the Transaction Agreement and the execution of the merger, the parties have agreed that both CorpBanca and Banco Itaú Chile have certain restrictions during that period, which consist fundamentally of continuing to conduct business in a way substantially similar to how they have been conducting business up to this point.

6. Shareholder Agreement. The Transaction Agreement contemplates, likewise, that when the transaction is closed in Chile, CorpGroup and Itaú-Unibanco will sign a shareholder agreement to regulate certain matters regarding the exercise of their political rights in Itaú-CorpBanca and matters regarding the transfer of shares:

•	It will establish that the board of directors of the merged bank has 11 standing members and 2 alternates. Of the directors that may be elected by the shareholders agreement between CorpGroup and Itaú-Unibanco, the majority will be proposed by Itaú-Unibanco, based on its shareholding and the remaining directors will be proposed by CorpGroup. The Chairman will be proposed by CorpGroup and the CEO by Itaú-Unibanco. Most committees with directors will be proposed by Itaú-Unibanco, based on its shareholding.

•	Likewise, subject to current regulations, CorpGroup undertakes to exercise its political rights in alignment with Itaú-Unibanco. CorpGroup will grant in favor of Itaú-Unibanco a pledge over 16% of the assets of the merged bank to guarantee the obligations undertaken in the shareholder agreement, with CorpGroup maintaining the right to exercise its political and economic rights that emanate from the pledged shares.

•	It will reflect the intention of the parties in the sense that the merged bank will distribute all available profits for each year after ensuring certain capital adequacy levels so that Itaú-CorpBanca complies fully with regulatory requirements and industry best practices.

•	It will also impose certain non-complete obligations on CorpGroup and Itaú-Unibanco with respect to the merged bank.

•	Lastly, regarding the share transfer, it will establish a right of first offer, a right to join third-party sales and the obligation to join third-party sales. It will also establish in favor of CorpGroup a sale and purchase right over 6.6% of the shares of the merged bank as a short-term liquidity mechanism, and a sale right as an alternative to keeping its interest in the merged bank. In both cases, the price will be market price with no premium, and will favor, as a first option, sales on the market through the Santiago Stock Exchange.

The close of the transaction contemplated in the Transaction Agreement is subject to obtaining the relevant regulatory authorizations as well as approval of the merger from shareholders of CorpBanca and Banco Itaú Chile in the respective extraordinary shareholders’ meetings that will be called to approve the merger.

On October 15, 2014, Itaú Unibanco, the controlling shareholder of Itaú Chile, reported in Brazil that the Brazilian Central Bank had authorized the transaction to merge with CorpBanca.

On December 26, 2014, the Colombian Financial Superintendency approved the merger. Completion of the merger continues to be conditional upon approval from the shareholders of Banco Itaú Chile and CorpBanca, as well as regulatory approval in Chile from the SBIF, in Panama from the Banking Superintendency (SBP) and the Securities Market Superintendency (SMV) and in Colombia from the Colombian Stock Exchange (BVC).

In accordance with current Chilean law, SBIF authorization must be issued after the shareholders of CorpBanca and Banco Itaú Chile approve the merger at extraordinary shareholders’ meetings.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

The signing of the Transaction Agreement was approved by the Board of Directors of CorpBanca, based on a favorable report from the Directors’ Committee, complying with the other requirements established in Section XVI “On Operations with Related Parties Involving Publicly-Held Corporations and their Subsidiaries” in Law 18,046 on Corporations.

c. Profit Distribution

In a meeting of the Board of Directors of CorpBanca held February 20, 2014, the board agreed to publicly communicate, as material events, the following matters:

•	The board agreed to convene an ordinary general shareholders’ meeting on March 13, 2014, in order to conduct routine business, as well as, among other items, approve the financial statements for 2013 that report profit of MCh$155,093 and approve the board’s proposal to distribute MCh$88,403 in earnings, representing 57% of 2013 profit for the period, which translates into a dividend of Ch$0.2597360038 per share to be distributed among all 340,358,194,234 shares issued by the Bank.

On March 13, 2014, in an ordinary general shareholders’ meeting, shareholders agreed to distribute MCh$ 88,403 in earnings, representing 57% of profit for the year. The remaining 43% was left as retained earnings.

Shareholders approved the distribution of dividends and agreed that all shareholders registered in the shareholders’ registry at least five business days prior to the date of payment shall be entitled to receive dividends.

The Bank records within liabilities (provisions) the portion of profit for the year that should be distributed to comply with the Corporations Law (30%) or its dividend policy (See Note 1.v).

d. Evaluation of Strategic Partnership between Itaú – Unibanco and CorpBanca Requested by IFC

On July 4, 2014, CorpBanca was informed by its main shareholder, CorpGroup, that on July 2, 2014, the International Finance Corporation (“IFC”) formally communicated its decision to hire an investment bank to evaluate the terms and conditions of the agreement to merge with Banco Itaú Chile and the subsequent taking of control of the merged bank by Itaú Unibanco. Hereinafter, hereinafter the “transaction”. This evaluation would be in addition to those already issued by investment banks Bank of America Merrill Lynch and Goldman Sachs that were taken into consideration by the Bank’s Directors’ Committee and board of directors in approving the transaction.

According to the IFC, this evaluation would be done within the framework of the entity’s analysis to decide whether to grant its consent, which is needed before the transaction can take place, based on the terms of the Transaction Agreement entered into by CorpBanca and its controlling shareholder with Banco Itaú Chile and its controlling shareholder. The text of this agreement was published on the Bank’s website.

On December 10, 2014, the IFC and IFC Asset Management Company notified that they are prepared to give their consent of the merger between Banco Itaú Chile and CorpBanca. They indicated that the merger is consistent with their initial investment strategy and will create an even stronger regional financial entity in Latin America with greater capacity to support companies and broaden access to financing in the region.

e. Analysis of Strategic Partnership by National Economic Prosecutor’s Office

In December 2013, after CorpBanca announced its intentions to seek a strategic partner, the National Economic Prosecutor’s Office (FNE) launched an investigation to “analyze the possible risks involved in such a transaction” in terms of free competition.

On January 29, 2014, CorpGroup Interhold Limitada and Itaú Unibanco announced that they had signed an agreement to merge their respective banks, CorpBanca and Itaú Chile. This transaction would involve a capital increase by Itaú Chile, leaving CorpBanca as the surviving entity.

On June 25, 2014, the FNE concluded that “it did not find this transaction to create a threat to free competition” and recommended the investigation be closed. This concludes the first major step in the regulatory processes that must be completed for the potential merger to take place.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

f. Lawsuit Filed by Cartica Management, LLC

On July 4, 2014, Cartica Management, LLC (“Cartica”), a hedge fund and minority shareholder of CorpBanca that filed a lawsuit in the United States against CorpBanca, its directors and part of its senior management, voluntarily withdrew all lawsuits against several directors. On July 10, 2014, Itaú also filed a motion to dismiss the lawsuit. On July 15, 2014, the defendants filed a joint motion opposing the petition for disclosure filed by Cartica as per the PSLRA9. Finally, on July 28, 2014, the parties filed briefs containing their responses in support of their respective motions. These briefs were concluded and the defendants expressed to the court that they saw no need for oral arguments.

CorpBanca continues to make progress on the merger process as scheduled and will firmly oppose any effort by Cartica to block the transaction. The Bank believes that it made the right decision in recommending the merger agreement to all shareholders. In addition to being the greatest strategic partnership any Chilean bank has attained, it will enable CorpBanca to take a qualitative step forward in the regional financial business. It also believes that the merger agreement with Banco Itaú Chile adds value for all shareholders of CorpBanca on equal terms.

On September 26, 2014, the Bank received the ruling from the United States District Court for the Southern District of New York in which it fully dismissed the lawsuit filed by Cartica, including all actions against CorpBanca, its directors and executives, CorpGroup and its controlling shareholder.

Cartica sought to delay the proposed merger between Banco Itaú Chile and obtain compensation only for itself. The court rejected the petition for injunctive relief to block the transaction under U.S. federal securities laws. It also concluded that CorpGroup and Itaú had already disclosed the necessary information regarding its shareholder agreement and refused to exercise jurisdiction over Cartica’s claim of fraud under state law. Since the lawsuit was filed, CorpBanca has consistently stated that the suit has no ground.

g. International Bond Placement

On September 23, 2014, the Bank placed five-year bonds on international markets totaling MUS$ 750, with payment due at maturity and interest payments of 3.875% per annum payable semi-annually in March and September of each year.

The issuance and placement of these bonds was in accordance with Rule 144A and Regulation S of the United States Securities Act of 1933. According to these standards, the bonds did not need to be registered with the U.S. Securities and Exchange Commission (SEC).

The Bank agreed to place the bonds with a return of 4.022% per year, equivalent to a spread of 225 annual basis points over the five-year US Treasury Rate. The net amount from the placement will be used by the Bank mainly for general corporate objectives, particularly to fund loan activities.

h. Syndicated Loan

As part of the Bank’s global strategy to diversify funding, on July 22, 2014, it amended a prior syndicated loan, increasing the principal from MUS$199.4 to MUS$490, due in 15 months at a rate of 90-day Libor plus +85 basis points. Eleven banks participated in this transaction, led by Standard Chartered Bank; HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC., which acted as global coordinators.

i. Tax Reform

On September 29, 2014, Law No. 20,780 was published in the Official Gazette. This law introduced several amendments to the current system for income and other taxes. The main amendments include a progressive increase in corporate income tax rates for commercial years 2014, 2015, 2016, 2017 and from 2018 forward to 21%, 22.5%, 24%, 25.5% and 27%, respectively, for entities applying the semi-integrated system. Or, an increase for commercial years 2014, 2015, 2016 and from 2017 forward to 21%, 22.5%, 24% and 25%, respectively, for entities that choose to apply the attributed income system.

[9]	Private Securities Litigation Reform Act.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a. Board of Directors and Profit Distribution.

•	At the twenty-ninth ordinary general shareholders’ meeting held on March 12, 2014, the shareholders approved the financial statements and annual report as of December 31, 2013. At the same meeting, the Chairman proposed to shareholders that all profits for the year ended 2013, totaling MCh$ 2,603, be distributed as dividends. The proposal was unanimously approved by those shareholders present, agreeing to authorize the board of directors to decide when these dividends will be paid during 2014. The dividends were paid on December 26, 2014.

•	In an ordinary meeting (No. 282) of the board of directors held May 23, 2014, the board accepted the resignation of the following directors: Pablo De la Cerda Merino, Andrés Garcia Lagos and Gerardo Schlotfeldt Leighton.

•	In the same meeting, in accordance with article 71 of the Corporations Regulations, the following directors were appointed to replace them: Cristian Canales Palacios, Carlos Ruiz de Gamboa Riquelme and Eugenio Gigogne Miqueles. Lastly, as one of the resigning directors served as the vice-chairman of the board, Cristian Canales Palacios was elected the new vice-chairman.

CORPBANCA CORREDORES DE BOLSA S.A.

a. Profit Distribution

•	In the twenty-first ordinary general shareholders’ meeting held March 12, 2014, shareholders unanimously agreed to distribute profits for the year ended December 31, 2013, totaling MCh$2,206, and agreed to authorize the board of directors to determine the date these dividends will be paid to shareholders. This payment was made on December 22, 2014.

b. Board of Directors

In an ordinary board meeting held on April 28, 2014, director Alberto Selman Hasbún presented his letter of resignation, which became effective on that same date. The subsidiary’s board of directors appointed Felipe Hurtado Arnolds to replace him.

In an extraordinary board meeting held on May 23, 2014, director Cristián Canales Palacios presented his letter of resignation, which became effective on that same date. The board of directors appointed Pablo De la Cerda Merino to replace him. As of that date, the subsidiary’s board of directors was comprised of: José Francisco Sánchez Figueroa as chairman, José Manuel Garrido Bouzo as vice-chairman, and Felipe Hurtado Arnolds, Américo Becerra Morales and Pablo De la Cerda Merino as directors.

In a letter dated October 27, 2014, the company was notified of a ruling dated October 22, 2014, from the Best Practices Committee of the Santiago Stock Exchange to initiate sanction proceedings against CorpBanca Corredores de Bolsa S.A. for violation of section B, point 4.1.6 of the Brokers’ Rights and Obligations Manual.

CORPBANCA CORREDORES DE SEGUROS S.A.

a. Board of Directors

At the seventeenth ordinary general shareholders’ meeting held April 25, 2014, shareholders agreed to distribute profits for the year 2013 of MCh$7,722, which was prorated among shareholders on August 26, 2014, based on their ownership interests.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

On December 15, 2014, Andrés Covacevich Cornejo submitted his resignation as director of CorpBanca, which was reported to the SVS.

In board meeting No. 193 held on December 18, 2014, the subsidiary’s CEO presented to the chairman of the board the letter of resignation from Andrés Covacevich Cornejo, director, which was accepted by the board as of that date. In this place, the board agreed to appoint Richard Kouyoumdjian Inglis as a Replacement Director until the next shareholders’ meeting in accordance with the last paragraph of article 32 of Law 18,046 on Corporations. Kouyoumdjian accepted the appointment and joined the board as of that date.

CORPBANCA AGENCIA DE VALORES S.A.

a. Board of Directors

The fourth ordinary general shareholders’ meeting was held on April 30, 2014. At this meeting, shareholders elected the following individuals to the company’s board of directors: Pablo Ignacio Herrera Abalos, Ignacio Ruiz-Tagle Mena and Marcelo Sánchez García.

In an extraordinary meeting held May 14, 2014, because this subsidiary no longer engages in the activities it is authorized to conduct, the board agreed to request that it be removed from the SVS Broker and Securities Agent Registry maintained in accordance with article 24 of the Securities Market Law and General Character Standard 16.

The subsidiary was first registered on February 23, 2010, under No. 200.

b. Dissolution of the Company

On May 15, 2014, a request for voluntary cancellation of the mentioned registration was filed with the SVS. Via exempt ruling No. 216 of August 25, 2014, the SVS cancelled registration number 200 for CorpBanca Agencia de Valores S.A. in the Securities Broker/Dealer Registry.

On June 25, 2014, the subsidiary’s parent company (i.e. Banco CorpBanca) requested authorization to dissolve the agency from the SBIF in accordance with Chapter 11-6 of the SBIF’s Updated Compilation of Standards. The dissolution will take place through a transaction by which CorpBanca will acquire all shares in the agency held by CorpBanca Corredores de Bolsa S.A. As a result, the Bank will come to hold all of the shares of the agency and, once ten uninterrupted days have passed, the dissolution will take place in accordance with article 103 No. 2 of Law 18,046 on Corporations.

By means of a letter dated July 18, 2014, the SBIF authorized the dissolution of CorpBanca Agencia de Valores S.A.

On September 25, 2014, CorpBanca acquired from CorpBanca Corredores de Bolsa S.A. the two shares it held in CorpBanca Agencia de Valores S.A. so that the Bank came to hold all of the shares of the agency and, once ten uninterrupted days have passed, the dissolution will take place in accordance with article 103 No. 2 of Law 18,046 on Corporations.

CORPLEGAL S.A.

a. Board of Directors

In a meeting of the board of directors on July 22, 2014, Alvaro Barriga Oliva presented his resignation. Pablo De la Cerda Merino was elected to replace him.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

SMU CORP S.A.

a. Board of Directors

In an ordinary general shareholders’ meeting held March 6, 2014, the board elected the following individuals to the company’s board of directors.

Jorge Andrés Saieh Guzmán

Pilar Doñobeitía Estades

Fernando Massú Taré

Marcelo Gálvez Saldías

Gerardo Schlotfeldt Leyton

Marcelo Cáceres Rojas

Fernando Ureta Rojas

At the twenty-second ordinary meeting of the subsidiary’s board of directors held June 30, 2014, the board accepted the resignation of Fernando Ureta Rojas and unanimously appointed Arturo Silva Ortiz to replace him until the next ordinary shareholders’ meeting.

According to the minutes of the sixth extraordinary meeting of the Board of Directors of SMU Corp S.A., held October 1, 2014, the subsidiary’s chief executive officer, Eulogio Guzmán Llona, presented his resignation effective October 10, 2014. The board of directors accepted his resignation and agreed to appoint Paulo Gajardo Escobar as interim chief executive officer effective October 11, 2014.

According to the minutes of the seventh extraordinary meeting of the Board of Directors of SMU Corp S.A., held October 30, 2014, the subsidiary’s interim CEO, Paulo Gajardo Escobar, presented his resignation effective October 31, 2014. The board of directors accepted his resignation and agreed to appoint Javier Miranda Valenzuela as interim chief executive officer effective November 1, 2014.

b. Capital Increase

•	On January 31, 2014, CorpBanca paid for 172 shares, equivalent to MCh$ 138, and SMU S.A. paid for 164 shares, equivalent to MCh$ 131, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

•	On February 28, 2014, CorpBanca paid for 160 shares, equivalent to MCh$ 128, and SMU S.A. paid for 154 shares, equivalent to MCh$ 123, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

•	On March 31, 2014, CorpBanca paid for 149 shares, equivalent to MCh$ 119, and SMU S.A. paid for 143 shares, equivalent to MCh$ 114, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

•	On April 30, 2014, CorpBanca paid for 141 shares, equivalent to MCh$ 113, and SMU S.A. paid for 135 shares, equivalent to MCh$ 108, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

•	On May 30, 2014, CorpBanca paid for 146 shares, equivalent to MCh$ 117, and SMU S.A. paid for 141 shares, equivalent to MCh$ 113, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

•	On June 30, 2014, CorpBanca paid for 146 shares, equivalent to MCh$ 117, and SMU S.A. paid for 141 shares, equivalent to MCh$ 113, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public deed on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

•	At the sixth extraordinary general shareholders’ meeting held on July 31, 2014, shareholders agreed to increase capital from MCh$ 19,040 divided into 23,800 single-series shares with no par value, fully subscribed and paid, to MCh$ 21,540, divided into 26,925 shares.

This capital increase of MCh$ 2,500 will take place by issuing 3,125 shares with the same characteristics as the existing shares (i.e. nominative, common, single-series with no par value), which will be subscribed and paid over a period of two years from the date of this meeting as required by business needs.

The aforementioned amendments to the bylaws were recorded in public instrument dated August 13, 2014, granted before Santiago Notary Public José Musalem Saffie; an abstract was published in edition no. 40,958 of the Official Gazette on September 13, 2014, and registered on page 63885 under number 39211 of 2014 in the Santiago Commerce Registry.

•	On July 31, 2014, CorpBanca paid for 158 shares, equivalent to MCh$ 126, and SMU S.A. paid for 153 shares, equivalent to MCh$ 122, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held July 31, 2014, which was recorded in public deed on September 13, 2014, granted before Santiago Notary Public José Musalem Saffie.

•	On August 29, 2014, CorpBanca paid for 146 shares, equivalent to MCh$ 117, and SMU S.A. paid for 141 shares, equivalent to MCh$ 113, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held July 31, 2014, which was recorded in public deed on September 13, 2014, granted before Santiago Notary Public José Musalem Saffie.

•	On September 30, 2014, CorpBanca paid for 139 shares, equivalent to MCh$ 111, and SMU S.A. paid for 134 shares, equivalent to MCh$ 108, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held July 31, 2014, which was recorded in public deed on September 13, 2014, granted before Santiago Notary Public José Musalem Saffie.

The capital increases are summarized as follows:

	Payments by CorpBanca		Payments by SMU
Date	Shares	MCh$	Shares	MCh$
1/31/2014	172	138	164	131
2/28/2014	160	128	154	123
3/31/2014	149	119	143	114
4/30/2014	141	113	135	108
5/30/2014	146	117	141	113
6/30/2014	146	117	141	113
7/31/2014	158	126	153	122
8/29/2014	146	117	141	113
9/30/2014	139	111	134	108

Total	1,357	1,086	1,306	1,045

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

BANCO CORPBANCA COLOMBIA

a. Profit Distribution

In March 2014, shareholders of Banco CorpBanca Colombia and the other companies within the CorpBanca Colombia Group met and agreed to distribute profits as follows:

Banco Corpbanca Colombia

	MCOP$	MCh$
Profit for the period	107,782	30,157
Release of fiscal reserve	—	—

Total available to shareholders	107,782	30,157
Dividend payments	—	—
Total	107,782	30,157

In accordance with article 451 of the Colombian Commerce Code, the proposed distribution for 2013 profits does not include amounts for statutory reserves, occasional reserves or tax payments. Therefore, 100% of profit for the year will be allocated to legal reserves.

In accordance with the irrevocable commitment approved in an extraordinary meeting on July 18, 2013.

For subsidiaries:

Corpbanca Investment Trust Colombia

	MCOP$	MCh$
Profit for the period	7,846	2,195
Release of fiscal reserve	467	131

Total available to shareholders	8,313	2,326
Dividend payments	5,492	1,537
Total	2,821	789

Dividend payment of COP$731.25 per share for 7,510,522 outstanding common shares, payable in cash to shareholders registered as of April 1, 2014, of which Banco CorpBanca Colombia received MCOP$5,190 (MCh$1,452) and CorpBanca Chile received MCOP$302 (MCh$84).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

Helm Bank

	MCOP$	MCh$
Profit for the period	54,557	15,265
Release of fiscal reserve	407	114

Total available to shareholders	54,964	15,379
Dividend payments	5,374	1,504
Total	49,590	13,875

A dividend of COP$9.40 per share was declared for preferential shares based on “The prospectus for the preferential share issuance”, for a total of 571,749,928 shares subscribed and paid as of December 31, 2013, charged to profit for the year.

Corpbanca Investment Valores Colombia S .A.

	MCOP$	MCh$
Profit for the period	484	136
Release of fiscal reserve	7,131	1,995

Total available to shareholders	7,615	2,131
Dividend payments	5,879	1,645
Total	1,736	486

Dividend payment of COP$3,919 per share for 1,500,000 shares subscribed and paid as of December 31, 2013, payable in cash as of April 15, 2014, including amounts withheld as required by Colombian law, of which Banco CorpBanca received MCOP$5,581 (MCh$1,561) and CorpBanca Chile received MCOP$297 (MCh$83).

b. Notice of Takeover Bid for Preferential Dividend and Non-Voting Shares of Helm Bank S.A.

On January 23, 2014, the Colombian Stock Exchange (BVC) informed the general public of the final results of the takeover bid presented in 2013 by CorpBanca Colombia to the shareholders of Helm Bank.

On January 27, this transaction was paid as described in Note 21 Other Liabilities, giving it a total interest of 99.78% in Helm Bank.

c. Merger between Banco CorpBanca Colombia S.A. and Helm Bank S.A.

On February 4, 2014, the legal representatives of Banco CorpBanca Colombia S.A., and Helm Bank S.A., loan entities headquartered in the city of Bogota D.C., in compliance with article 57 of the Organic Statutes of the Financial System (hereinafter “EOSF”), hereby notify their shareholders:

1.	That on December 2, 2013, the Colombian Financial Superintendency gave early notice on the merger to be executed by these banks, by which Banco CorpBanca Colombia S.A. absorbed Helm Bank S.A., which would in turn be dissolved without being liquidated, so that its assets, rights and obligations could be acquired by CorpBanca Colombia. This notice was signed by legal representatives from both entities through a power of attorney.

2.

Reasons for the Merger. On August 6, 2013, for purposes of this merger, CorpBanca Colombia acquired 2,387,387,295 common shares of Helm Bank, which represent 58.89% of the outstanding common shares of that entity, and subsequently on August 29, 2013, it acquired 1,656,579,084 shares of the same type for a total of 4,043,966,379 shares, equivalent to 99.75% of these instruments and 87.42% of the total subscribed and paid capital of Helm Bank; likewise, on January 23, 2014, once the takeover bid acceptance period had concluded, the BVC awarded CorpBanca Colombia 568,206,073

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

Preferential Shares of Helm Bank, which represent 99.38% of these shares and 12.28% of the total subscribed and paid capital of Helm Bank, acquisitions that were carried out for the purposes of the merger and were previously authorized by the SFC in July 2013, giving it a 99.78% interest. In order to comply with article 55 et seq. of the EOSF, these entities must complete the merger during the year following the date of the first acquisition of shares of Helm Bank by CorpBanca Colombia (i.e. before August 6, 2014).

3.	Administrative and Financial Conditions. As these banks are both loan establishments, unifying their structures will create a more sound loan establishment, taking advantage of synergies that will maximize operating and administrative efficiency without neglecting customer service. Once the merger of CorpBanca Colombia has been completed, it will continue to comply with capital, solvency and equity regulations, as well as risk management practices in accordance with legal provisions.

4.	Valuation Method and Exchange Ratio. Both banks agree to determine The Helm Bank’s value and the exchange ratio of the shares.

The financial statements of CorpBanca Colombia and Helm Bank as of June 30, 2013, duly audited and approved by shareholders at the extraordinary general shareholders’ meeting on April 4, 2014, will serve as the basis for establishing the merger conditions. The discounted dividend method (DDM) was used to determine the value of the banks. This robust, efficient and reliable technical methodology is widely accepted locally and internationally for valuing financial entities. The exchange ratio is determined as follows (information in COP$):

	COP$	Ch$
Value per share of Banco CorpBanca Colombia (X)	6,125.68	1,804.01
Value per common or preferential dividend and non-voting share of Helm Bank (Y)	563.21	165.87
Exchange ratio (X/Y)	10.88	10.88

Once merged, based on the valuation of the shares of CorpBanca Colombia, for every 10.876 common shares and/or preferential dividend and non-voting shares of Helm Bank, its shareholders will receive one (1) share of CorpBanca Colombia. For this, CorpBanca Colombia will issue 1,239,863 common shares to fulfill the aforementioned exchange ratio at a value of COP$6,125.683 per share.

5.	Additional Information. The common shares that CorpBanca Colombia must issue in favor of the shareholders of Helm Bank must be issued in accordance with article 60-5 of the EOSF[10] in order to comply with the aforementioned exchange ratio. This issuance will take place once the merger has been formalized and registered without needing issuance or takeover bid regulations or authorization from the Financial Superintendency. The fractions of shares that result from the exchange ratio may be negotiated or paid in cash by CorpBanca Colombia with a charge to the capital account, in accordance with article 60-5-2 of the EOSF beginning on the business day following the recording in public deed of the merger.

6.	Withdrawal Right. The shareholders may exercise their withdrawal right in conformity with article 62-4 of the EOSF.

7.	Inspection Right. As of this date, the accounting records and other documents required by law, as well as the early notice of merger from the SFC, the merger commitment and other documents related to the merger process will be available to shareholders at the respective offices of the Secretary Generals of CorpBanca Colombia and Helm Bank located at La Carrera 7 # 99-53 piso 19 and La Carrera 7 # 27-18 piso 6 in Bogotá.

8.	Execution of Legal Merger

On July 1, 2014, the merger between Banco CorpBanca Colombia S.A., as the absorbing entity, and Helm Bank S.A., as the absorbed entity, was formalized. As a result, Helm Bank S.A. is dissolved without being liquidated and all of its assets, rights and obligations are transferred fully to the absorbing entity.

[10]	Organic Statutes of the Financial System (“Estatuto Orgánico del Sistema Financiero” in Spanish).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

In order to carry out the exchange of shares for the merger, the absorbing company (Banco CorpBanca Colombia S.A.) issued 1,239,784 common shares of Banco CorpBanca Colombia S.A. at a nominal value of COP$525.11, which increases the subscribed and paid capital of Banco CorpBanca Colombia S.A. by MCh$192 (MCOP$651), resulting in its new subscribed and paid capital of MCh$116,727 (MCOP$396,356).

In accordance with article 60-5 of the EOSF, this issuance is not subject to issuance or takeover bid regulations and does not require authorization from the SFC.

9.	Modification of Shareholders

On June 27, 2014, the following changes to the shareholders of Banco CorpBanca Colombia were reported:

Shareholder	Shares	Value of nominal	MCOP$	MCh$	%
CorpBanca Chile	500,275,451	525.11	262,700	77,365	66.28%
CG Financial Colombia S.A.S	62,520,726	525.11	32,830	9,669	8.28%
Inversiones CorpGroup Interhold Ltda.	15,748,594	525.11	8,270	2,435	2.09%
Corpración Group Banking S.A.	15,037,244	525.11	7,896	2,325	2.00%
CG Investment Colombia	120	525.11	—	—	0.00%
CorpBanca minority shareholders	2,823,151	525.11	1,482	437	0.37%
Helm bank minority shareholders	1,239,784	525.11	651	192	0.16%
Inversiones Timón S.A.S	50,958,825	525.11	26,759	7,881	6.75%
Inversiones Carrón S.A.S	43,147,272	525.11	22,657	6,673	5.72%
Comercial camacho Gómez S.A.S	52,615,595	525.11	27,629	8,137	6.97%
Kresge Stock Holding Company Inc.	10,439,451	525.11	5,482	1,614	1.38%
Total	754,806,213		396,356	116,728	100%

10.	Domestic and International Ratings Reports

Fitch Ratings retracted its domestic ratings for Helm Bank S.A. and its issuance programs after the legal merger with Banco CorpBanca Colombia.

On July 1, 2014, Fitch assigned long and short-term domestic ratings of “AAA(col)” and “F1+(col)” to Banco CorpBanca Colombia, detailed as follows:

•	Long-term domestic rating of ‘AAA (col)’ with a stable outlook;

•	Short-term domestic rating of F1+(col);

•	Fitch Ratings Colombia S.A. assigned ratings to the Senior and/or Subordinated Bond Issuance Programs as part of the global quota of Helm Bank (today Banco CorpBanca Colombia S.A.)

•	Fitch Ratings Colombia S.A. assigned ratings to the Multiple and Successive Issuances of Senior Bonds Helm Leasing as part of the global quota of COP$1.5 billion of Helm Bank (today Banco CorpBanca Colombia S.A.)

•	Fitch Ratings Colombia S.A. assigned ratings to the Multiple and Successive Issuances of Senior Bonds of Helm Bank for COP$1.5 billion (today Banco CorpBanca Colombia S.A.)

d. Issuance of Subordinated Bonds

Towards the end of 2013, Banco CorpBanca Colombia, the International Finance Corporation (IFC), a member of the World Bank Group, and the IFC Capitalization Fund, a fund managed by IFC Asset Management Company, signed a document entitled “Note Purchase Agreement”, by which, subject to compliance of certain conditions, Banco CorpBanca Colombia will issue, and the IFC Capitalization Fund will purchase, subordinated bonds for MUS$170. Once issued, these floating rate notes will mature in 10 years.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

A total of MUS$170 (MCh$101,875 and COP$345,926) in bonds was issued on March 18, 2014. The 10-year notes accrue interest at a floating rate of LIBOR plus 4 points, with semi-annual interest payments, the first of which is due September 15, 2014 for MUS$3.

Net proceeds from the placement will be used to increase loans in the market and finance other general corporate objectives.

e. Amendments to Bylaws of Helm Bank.

On March 31, 2014, shareholders approved amendments to articles 38, 65 and 66 of the bylaws of Helm Bank in order to change the accounting close from six months to one year.

f. Convergence towards International Standards.

Law 1314 of 2009 established the need for accounting standards for financial reporting and assurance purposes that would provide information that is understandable, transparent, relevant, reliable and useful for decision making by financial statement users, thus improving productivity, competition and harmonious development of business in Colombia and supporting globalization through convergence towards international standards.

In its strategic guidelines for 2011, the Colombian Technical Board of Public Accounting decided that the country would adopt International Financial Reporting Standards. In its opinion, these standards complied with Law 1314 of 2009, which calls for standards that are globally accepted, rely on best practices, facilitate rapid business growth and provide a single, homogenous, high-quality system with information that is understandable, transparent, comparable, pertinent, reliable, relevant, neutral and useful for decision making.

Decree 2784 of 2012 defined a timeline for IFRS convergence. According to this timeline, the preparation, transition and adoption periods for the CorpBanca Colombia Group was set for the years 2013, 2014 and 2015, respectively.

g. Tax Reform

On December 23, 2014, a tax reform was published in Colombia as Law 1,739. This new law modified the tax statutes, creating mechanisms to prevent tax evasion as well as other provisions.

The most important modifications introduced by the Colombian tax reform include an equity tax on the taxpayer’s net worth; a normalization tax to complement the equity tax; an increase in the surtax for the fair income tax (CREE); modifications to taxation of individuals and foreign entities, among other matters.

g.1. General Aspects of the Tax Reform.

•	Equity Tax

It established a tax on a taxpayer’s net worth, which will be applied between 2015 and 2017 for legal entities and between 2015 and 2018 for individuals.

•	Normalization Tax to Complement Equity Tax

It established an amnesty regime for assets not included in national tax returns (that should have been) and liabilities included in tax returns (that should not have been) in order to reduce the tax burden. This amnesty will be in effect for the years 2015, 2016 and 2017 with variable rates depending on the year it is applied.

•	Fair Income Tax (CREE) Set at 9%

The CREE was set definitely at 9% for the year 2016, giving an aggregate rate for income tax and CREE of 34%.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

•	CREE Surtax Set

Rule applicable only in cases in which the minimum taxable base is greater than COP$800 million. The CREE surtax will be as follows: 5% in 2015; 6% in 2016; 8% in 2017 and 9% in 2018. This gives an aggregate rate for income tax, CREE and the surtax of 43% for 2018.

•	Rules on Taxation of Individuals, Foreign Companies and Legal Entities

•	Taxation of individuals: Colombians will not have tax residency if 50% or more of their annual revenue is foreign source or if 50% or more of their assets are also located abroad.

•	Foreign companies: Revenue of foreign companies not attributed to a permanent establishment are subject to special tax rates of 39% in 2015, 40% in 2016, 42% in 2017 and 43% in 2018, and then returns to 34% for 2019 and beyond.

•	Legal entities: Effective management headquarters of foreign companies are set when they issue bonds or equities on the Colombian Stock Exchange or have more than 80% of their revenue in the jurisdiction where they were formed.

•	Gradual Reduction of Financial Movement Tax (GMF)

The rate of 0.004 is maintained until 2018. After that, it will be reduced to 0.003 in 2019, 0.002 in 2020 and 0.001 in 2021 and then disappear altogether in 2022.

•	Incorporation of Sales Tax Discounts

It creates a credit for acquiring or importing capital assets taxed with VAT.

•	Tax Amnesty

It reduced penalties and interest rates in certain cases of customs and foreign exchange-related tax controversies or in cases in which certain administrative actions may be challenged by the taxpayer. It also established discounts for taxpayers with pending tax obligations from 2012 or prior years.

•	Other Modifications

•	It created a commission to study aspects related to combating tax evasion and avoidance.

•	It excludes legal entities from applying the simplified regime for the national tax on consumption in restaurants and bars.

•	It modified some rules on statutes of limitations for tax debt collections and remissions.

•	It ordered 70% of the revenue from stamp tax to be allocated to social investments through tourism authorities.

h. Authorization for the execution of correspondent

On July 25, 2014, via Ruling No. 2014054394-010-000 (notified by the Financial Superintendence of Colombia), Mr. Juan José Huerta Quiñones, in his role as Legal Representative of CorpBanca Investment Valores Colombia S.A. Comisionista de Bolsa was notified the general authorization for the execution of correspondent.

i. Merger by absorption of Helm Comisionista de Bolsa S.A.

On August 12, 2014, via Resolution No. 1383 (notified by the Financial Superintendence of Colombia), Mr. Juan José Huerta Quiñones, in his role as Legal Representative of Helm Comisionista de Bolsa S.A. and CorpBanca Investment Valores Colombia S.A. Comisionista de Bolsa was notified that there were no objections to the Merger by absorption of Helm Comisionista de Bolsa S.A. by CorpBanca Valores Colombia S.A. Comisionista de Bolsa.

HELM COMISIONISTA

On August 12, 2014, the Colombia Financial Superintendency, via ruling 1,383, declared that it had no objection to the merger of CIVAL and Helm Comisionista, both subsidiaries of Banco CorpBanca Colombia. On August 22, 2014, the shareholders of Helm Comisionista and CorpBanca Investment Valores, approved the merger commitment between CorpBanca Investment Valores, as the absorbing entity, and Helm Comisionista, as the absorbed entity.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

The legal, operational and technological merger of CIVAL (CorpBanca Investment Valores) and Helm Comisionista de Bolsa S.A, which are part of the CorpBanca Group, took place on September 1, 2014. The merged brokerage firm will maintain the taxpayer ID number of CIVAL and the name of Helm Comisionista de Bolsa. It will also maintain the complete portfolio of products and services offered by the two firms.

HELM BANK CAYMAN

On July 29, 2013, there was a change in this bank’s ownership as a result of the acquisition of the shares of its parent company (Helm Bank). Cayman Island monetary authorities approved the changed in ownership subject to compliance of the following conditions:

•	Immediate Voluntary Liquidation of the Bank

•	Delivery of category B operational liquidation in the Bank’s possession in December 2013.

In the general meeting of shareholders of Helm Bank Cayman on August 5, 2013, the bank’s shareholders approved a voluntary liquidation plan for Helm Bank Cayman and appointed Alexander Lawson and Keith Balke from KPMG as liquidators. The assets of Helm Bank Cayman and its customers’ deposits were transferred to other entities within the Helm Group. This process was completed on June 26, 2014, with a bank draft from Helm Cayman for US$24,606,191.57.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 4—SEGMENT INFORMATION

The segment information is disclosed by the Bank based on its operating segments, which differ primarily in the risks and returns that affect them.

The criteria used to report to the Chief Operating Decision Maker (CODM) are operating segments in accordance with IFRS 8, Operating Segments. The CODM reviews the discrete financial information on the basis of gross operational margin and only uses average balances (assets and liabilities) to evaluate performance and allocate resources.

The Bank’s business activities are primarily conducted in the domestic market. The seven operating segments are:

(1)	Large, Corporate and Real Estate Companies;

(2)	Companies;

(3)	Traditional and Private Banking;

(4)	Lower Income Retail Banking;

(5)	Treasury and International;

(6)	Non-Banking Financial Services, and

(7)	Colombia.

The Bank manages these operating segments using an internal profitability reporting system.

The Bank has also included entity-wide disclosures on its operations in New York, and those in Colombia through the acquisition of Banco CorpBanca Colombia and its subsidiaries, as detailed above.

The Bank did not enter into transactions with a particular customer or third party that exceed 10% of its total income in 2012, 2013 and 2014.

Descriptions of each operating segment are as follows:

Commercial Banking

(1)	Large, Corporate, and Real Estate Companies Operating Segment includes companies that belong to the major economic groups, specific industries, and companies with sales over US$60 million; this operating segment also includes real estate companies and financial institutions.

(2)	Companies Operating Segment includes a full range of financial products and services to companies with sales under US$60 million. Leasing and factoring is included in this operating segment.

Retail Banking

(3)	Traditional and Private Banking Operating Segment offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income customers.

(4)	Lower Income Retail Banking Operating Segment offers, among other products, consumer loans, credit cards and mortgage loans to the traditionally underserved low-to-middle income customers.

Treasury and International

(5)	Treasury and International Operating Segment. Primarily includes our treasury activities such as financial management, funding and liquidity as well as our international business.

Financial Services Offered Through Subsidiaries

(6)	Non-Banking Financial Services Operating Segment. These are services performed by our subsidiaries which include insurance brokerage, financial advisory services, asset management and securities brokerage.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

Colombia

(7)	Colombia Operating Segment. This comprises the business operations of Banco CorpBanca Colombia and its subsidiaries in that country. The main business carried out in Colombia comes from individuals and small and medium-size entity Banking, Banking and Treasury businesses and institutions; and services.

1. Entity-Wide disclosure

CorpBanca reports revenue from external customers:

(i)	based on the customers country of domicile and

(ii)	attributed, to all foreign countries in total from which the entity derives revenues.

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

Entity-Wide disclosure

The revenue from external customers (revenues are attributed to countries on the basis of the customer’s location) that come from the three geographic areas are the following:

	Revenue from external customers
	2012	2013	2014
	MCh$	MCh$	MCh$
CorpBanca Chile	182,218	253,889	331,572

Revenues attributed to Chile	182,218	253,889	331,572

CorpBanca Colombia [11]	66,288	196,324	290,113
CorpBanca New York	8,370	7,477	9,199

Revenues attributed to foreign countries	74,658	203,801	299,312

Total revenues from external customers	256,876	457,690	630,884

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

Non current assets and others that correspond to the three geographic areas are the following:

		Chile	Colombia	New York	2013	Chile	Colombia	New York	2014
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	188,528	597,197	125,363	911,088	304,495	623,501	241,182	1,169,178
Cash in the process of collection	5	112,028	727	—	112,755	205,409	7,433	—	212,842
Investment in other companies	12	8,409	5,513	—	13,922	10,322	5,520	—	15,842
Intangible assets (*)	13	481,232	360,044	94	841,370	436,645	321,039	93	757,777
Property, plant and equipment, net	14	36,309	61,311	622	98,242	38,795	52,944	903	92,642
Current income taxes	15	—	—	—	—	(19,903)	20,834	677	1,608
Deferred income taxes	15	34,228	53,650	1,340	89,218	39,816	64,525	2,702	107,043
Other assets	16	246,329	45,959	830	293,118	332,950	81,912	405	415,267

					2,359,713				2,772,199

The accounting policies of segments are the same as those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations.

(*) This includes goodwill generated in business combinations by operations in Colombia (Colombia segment) totaling MCh$ 386.180 (MCh$ 420,623 in 2013). For more information, see Note 12 Investment in other companies to these consolidated financial statements.

Hence, this disclosure furnishes information on how the Bank is managed as of December 31, 2013 and 2014.

a) Income statement12:

	For the Year Ending December 31, 2012
	Commercial Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net Interest income	41,751	56,120	56,972	18,664	3,010	14,071	66,288	256,876
Net services fees income	21,802	13,052	21,693	6,517	(237)	4,923	17,894	85,644
Trading and investment income, net	1,525	—	3,650	—	19,316	9,624	20,879	54,994
Foreign exchange gains (losses), net	13,579	5,537	679	—	9,791	(1,000)	2,110	30,696
Other operating income	—	2,461	726	—	—	5,388	10,133	18,708
Provision for loan losses	(2,146)	(14,567)	(6,915)	(7,724)	—	558	(20,781)	(51,575)

Gross Operational Margin	76,511	62,603	76,805	17,457	31,880	33,564	96,523	395,343

Other income and expenses	7,899	31	(685)	—	—	(6,531)	(347)	367
Total operating expenses	(19,276)	(28,935)	(60,511)	(18,870)	(14,513)	(47,680)	(63,859)	(253,644)
Income before taxes	65,134	33,699	15,609	(1,413)	17,367	(20,647)	32,317	142,066

Averages Loans	3,867,956	1,522,997	2,027,349	135,115	79,665	134	1,792,586	9,425,802
Averages Investments	—	—		—	837,858	—	187,386	1,025,244

[12]	“Operating income net of loan losses, interest and fees” as the selected measure of segment profit or loss is reconciled within the table to “Income before taxes” as required under IFRS 8 Operating segments.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

	For the Year Ending December 31, 2013
	Commercial Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net Interest income	50,436	69,128	65,535	22,126	21,612	32,529	196,324	457,690
Net services fees income	36,701	14,390	21,413	8,976	(442)	(8,033)	44,972	117,977
Trading and investment income, net	(1,658)	—	3,294	—	48,851	8,681	42,119	101,287
Foreign exchange gains (losses), net	14,153	5,988	389	2	(50,115)	1,778	13,899	(13,906)
Other operating income	—	2,450	—	—	—	29,413	7,795	39,658
Provision for loan losses	(20,544)	(21,240)	(8,099)	(6,238)	—	903	(46,854)	(102,072)

Total operating income, net of loan losses, interest and fees	79,088	70,716	82,532	24,866	19,906	65,271	258,255	600,634

Other income and expenses	—	—	—	—	—	493	748	1,241
Total operating expenses	(15,926)	(28,450)	(63,247)	(17,358)	(11,744)	(52,445)	(172,975)	(362,145)
Income before taxes	63,162	42,266	19,285	7,508	8,162	13,319	86,028	239,730

Averages Loans	3,843,701	1,787,761	2,427,743	155,801	63,969	154	3,226,817	11,505,946
Averages Investments	—	—	—	—	622,551	—	295,079	917,630

	For the Year Ending December 31, 2014
	Commercial Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net Interest income	53,014	75,295	73,935	25,528	94,736	18,263	290,113	630,884
Net services fees income	40,097	15,399	27,971	7,880	(255)	(1,653)	72,151	161,590
Trading and investment income, net	(569)	—	16,144	—	27,388	88,815	51,915	183,693
Foreign exchange gains (losses), net	20,189	5,974	888	2	12,767	(120,645)	67,399	(13,426)
Other operating income	—	3,025	13	—	—	6,514	19,406	28,958
Provision for loan losses	(1,643)	(16,101)	(11,718)	(6,549)	—	(1,161)	(90,100)	(127,272)

Total operating income, net of loan losses, interest and fees	111,088	83,592	107,233	26,861	134,636	(9,867)	410,884	864,427

Other income and expenses	6,357	—	—	—	—	(6,164)	1,606	1,799
Total operating expenses	(19,745)	(36,004)	(65,669)	(17,136)	(13,807)	(100,937)	(256,374)	(509,672)
Income before taxes	97,700	47,588	41,564	9,725	120,829	(116,968)	156,116	356,554

Averages Loans	3,791,937	1,778,057	2,414,564	154,955	63,622	153	5,692,217	13,895,505
Averages Investments	—	—	—	—	636,437	—	524,977	1,161,414

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

b) Assets and Liabilities

	As of December 31, 2013
	Commercial Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	—	23,890	1,501,540	4,179	30	63	459,274	1,988,976
Consumer	34	4,376	337,718	162,813	—	—	1,118,308	1,623,249
Commercial	3,331,083	1,662,605	838,625	79	140,568	175	3,530,402	9,503,537

Loans before provisions	3,331,117	1,690,871	2,677,883	167,071	140,598	238	5,107,984	13,115,762
Provisions for loan losses	(20,718)	(15,311)	(10,789)	(5,115)	—	1,802	(76,045)	(126,176)

Loans net of allowances (*)	3,310,399	1,675,560	2,667,094	161,956	140,598	2,040	5,031,939	12,989,586
Trading portfolio financial assets	—	—	—	—	40,977	—	390,706	431,683
Investments under agreements to resell	—	—	—	—	11,660	—	190,005	201,665
Derivative financial instruments	—	—	—	—	339,773	—	36,507	376,280
Financial investments available-for-sale	—	—	—	—	633,305	—	255,782	889,087
Held to maturity investments	—	—	—	—	19,195	—	218,327	237,522
Assets unallocated to any reportable segment (**)	—	—	—	—	—	—	—	2,359,713

Total assets	3,310,399	1,675,560	2,667,094	161,956	1,185,508	2,040	6,123,266	17,485,536

Current Accounts and demand deposits	188,092	270,671	184,033	4	343	9,524	815,955	1,468,622
Other sight balances	77,066	69,656	33,691	7,097	8	118,621	1,676,622	1,982,761
Time Deposits and saving accounts	747,873	646,746	985,923	16,360	2,403,459	—	2,537,342	7,337,703
Obligations under repurchase agreements	—	—	—	—	74,602	11,388	256,455	342,445
Derivative financial instruments	—	—	—	—	261,661	—	19,922	281,583
Borrowings from financial institutions	—	—	—	—	839,983	—	433,857	1,273,840
Debt issued	—	—	—	—	2,066,648	—	347,909	2,414,557
Liabilities unallocated to any reportable segment (***)	—	—	—	—	—	—	—	652,128
Equity	—	—	—	—	—	—	—	1,731,897

Total liabilities and equity	1,013,031	987,073	1,203,647	23,461	5,646,704	139,533	6,088,062	17,485,536

	As of December 31, 2014
	Commercial Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	—	29,233	1,708,700	4,097	31	—	487,497	2,229,558
Consumer	26	3,763	408,866	176,518	—	—	1,120,669	1,709,842
Commercial	3,884,110	1,915,805	929,480	18	621,274	135	3,554,133	10,904,955

Loans before provisions	3,884,136	1,948,801	3,047,046	180,633	621,305	135	5,162,299	14,844,355
Provisions for loan losses	(36,475)	(42,598)	(29,891)	(13,013)	—	—	(15,899)	(137,876)

Loans net of allowances (*)	3,847,661	1,906,203	3,017,155	167,620	621,305	135	5,146,400	14,706,479
Trading portfolio financial assets	—	—	—	—	114,809	—	571,089	685,898
Investments under agreements to resell	—	—	—	—	27,106	—	50,973	78,079
Derivative financial instruments	—	—	—	—	651,284	—	115,515	766,799
Financial investments available-for-sale	—	—	—	—	677,793	—	479,103	1,156,896
Held to maturity investments	—	—	—	—	31,450	—	159,227	190,677
Assets unallocated to any reportable segment (**)	—	—	—	—	—	—	—	2,772,199

Total assets	3,847,661	1,906,203	3,017,155	167,620	2,123,747	135	6,522,307	20,357,027

Current Accounts and demand deposits	330,711	307,644	235,215	3	1,029	(4,531)	801,149	1,671,220
Other sight balances	79,032	50,895	37,901	7,718	—	46,308	2,061,874	2,283,728
Time Deposits and saving accounts	967,530	866,950	1,141,464	13,212	2,850,439	—	2,237,371	8,076,966
Obligations under repurchase agreements	—	—	—	—	720	8,139	652,804	661,663
Derivative financial instruments	—	—	—	—	526,806	—	80,877	607,683
Borrowings from financial institutions	—	—	—	—	1,028,953	—	402,970	1,431,923
Debt issued	—	—	—	—	2,705,331	—	373,719	3,079,050
Liabilities unallocated to any reportable segment (***)	—	—	—	—	—	—	—	753,132
Equity	—	—	—	—		—	—	1,791,662

Total liabilities and equity	1,377,273	1,225,489	1,414,580	20,933	7,113,278	49,916	6,610,764	20,357,027

(*)	Loans and receivables (bank and customers) net of allowances for loan losses as of December 31, 2013 and 2014. Year 2013 (Note 10 MM$126,039, Note 9 MCh$ 137). Year 2014 (Note 10 MM$137,605, Note 9 MCh$ 271).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

(**) Assets unallocated to any operating segment correspond to the following:

	Notes	2013	2014
ASSETS		MCh$	MCh$
Cash and deposits in banks	5	911,088	1,169,178
Cash in the process of collection	5	112,755	212,842
Investments in associates	12	13,922	15,842
Intangible assets	13	841,370	757,777
Property, plant and equipment, net	14	98,242	92,642
Current income taxes	15	—	1,608
Deferred income taxes	15	89,218	107,043
Other assets	16	293,118	415,267

		2,359,713	2,772,199

(***) Liabilities unallocated to any operating segment correspond to the following:

LIABILITIES	Notes	2013	2014
		MCh$	MCh$
Cash in the process of collection	5	57,352	145,771
Other financial obligations	19	16,807	15,422
Current income tax provision	15	45,158	—
Deferred income taxes	15	182,373	180,934
Provisions	20	164,932	200,289
Other liabilities	21	185,506	210,716

		652,128	753,132

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 5—CASH AND CASH EQUIVALENTS

a) Detail of cash and cash equivalents

The detail of the balances included under cash and cash equivalents is as follows:

	2013	2014
	MCh$	MCh$
Cash and deposits in banks (1)
Cash	164,628	175,886
Deposits in the Central Bank of Chile	39,285	39,885
Deposits in national banks	4,666	795
Foreign deposits	702,509	952,612

Subtotal Cash and deposits in banks	911,088	1,169,178

Cash in the process of collection, net (5b))	55,403	67,071
Highly liquid financial instruments (2)	294,260	118,897
Investments under agreements to resell (3)	66,725	75,440

Total cash and cash equivalents	1,327,476	1,430,586

(1)	Amount in “Cash”, “Deposits in Central Bank of Chile” and Bank of the Republic of Colombia (included in “Foreign deposits”) are regulatory reserve deposits for wich the Bank must maintain a certain monthly average.
(2)	Corresponds to those financial instruments in the trading portfolio and available-for-sale portfolio with maturities that do not exceed three months from their dates of acquisition. This detail is presented below:

	Notes	2013	2014
		MCh$	MCh$
Trading Portfolio financial assets	6	86,617	101,983
Financial investment Available-for-sale portfolio	11	207,643	16,914

Highly liquid financial instruments		294,260	118,897

(3)	Corresponds to investments under agreements to resell with maturities that do not exceed three months from their dates of acquisition. This detail is presented below:

	Notes		2013	2014
			MCh$	MCh$
Investment under agreement to resell	7 a	)	66,725	75,440

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

b) Cash in the process of collection

Cash in the process of collection is short-term, amounts in transit of collection.

	2013	2014
	MCh$	MCh$
Assets
Outstanding notes frorn other banks	47,737	55,775
Funds receivable	65,018	157,067

Subtotal assets	112,755	212,842

Liabilities
Funds Payable	57,352	145,771

Subtotal liabilities	57,352	145,771

Net items in course of collection	55,403	67,071

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 6—TRADING PORTFOLIO FINANCIAL ASSETS

The detail of the financial instruments classified as trading financial assets is as follows:

	2013	2014
	MCh$	MCh$
Chilean Central Bank and Government securities:
Chilean Central Bank bonds	746	—
Chilean - Central Bank notes	—	—
Other Chilean Central Bank and government securities	9,106	4,822
Other national institution securities:
Bonds	—	2,548
Notes	18,582	13,320
Other Securities	133	15
Foreign Institution Securities:
Bonds	326,141	542,791
Notes	—	—
Other foreign Securities	64,443	110,615
Mutual funds Investments:
Funds managed by related organizations	12,495	11,787
Funds managed by third parties	37	—

Total (*)	431,683	685,898

(*)	This total includes as of December 31, 2014 MCh$101,983 (MCh$86,617 as of December 31, 2013), included in Note 5 Cash and cash equivalents, which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 7—INVESTMENT AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2013 and 2014 the instruments acquired under agreements to resell are as follows:

	As of December 31, 2013
	Less than three months		More than three months and less than one year	More than one Year	Total
	MCh$		MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	—		—	—	—
Treasury Bonds and Notes	—		—	—	—
Other fiscal securities	—		—	—	—
Other securities issued locally:
Other local bank securities	—		—	—	—
Bonds and company business papers	772		—	—	772
Other securities issued locally	9,669		1,219	—	10,888
Securities issued abroad:
Government and Central Bank securities	56,284		—	133,721	190,005
Other Securities issued abroad	—		—	—	—
Mutual Funds Investments:
Funds managed by related companies	—		—	—	—
Funds managed by third parties	—		—	—	—

Total	66,725	(*)	1,219	133,721	201,665

	As of December 31, 2014
	Less than three months		More than three months and less than one year	More than one Year	Total
	MCh$		MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	339		—	—	339
Treasury Bonds and Notes	—		—	—	—
Other fiscal securities	—		—	—	—
Other securities issued locally:
Other local bank securities	13,148		—	—	13,148
Bonds and company business papers	272		—	—	272
Other securities issued locally	10,708		2,639	—	13,347
Securities issued abroad:
Government and Central Bank securities	50,973		—	—	50,973
Other Securities issued abroad	—		—	—	—
Mutual Funds Investments:
Funds managed by related companies	—		—	—	—
Funds managed by third parties	—		—	—	—

Total	75,440	(*)	2,639	—	78,079

(*)	This total includes as of December 31, 2014 MCh$75,440 (MCh$66,725 as of December 31, 2013), included in Note 5 Cash and cash equivalents, which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

b) The Bank obtains funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a fixed rate.

As of December 31, 2013 and 2014 obligations under repurchase agreements are the following:

	As of December 31, 2013
	Less than three months	More than three months and less than one year	More than one Year	Total
	MCh$	MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	11,628	—	—	11,628
Treasury Bonds and Notes	—	—	—	—
Other fiscal securities	17,405	—	—	17,405
Other securities issued locally:
Other local bank securities	56,957	—	—	56,957
Bonds and company business papers	—	—	—	—
Other securities issued locally	—	—	—	—
Securities issued abroad:
Government and Central Bank securities	256,455	—	—	256,455
Other Securities issued abroad	—			—
Mutual Funds Investments:
Funds managed by related companies	—	—	—	—
Funds managed by third parties	—	—	—	—

Total	342,445	—	—	342,445

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

As of December 31, 2014
	Less than three months	More than three months and less than one year	More than one Year	Total
	MCh$	MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	720	—	—	720
Treasury Bonds and Notes	—	—	—	—
Other fiscal securities	—	—	—	—
Other securities issued locally:
Other local bank securities	8,138	—	—	8,138
Bonds and company business papers	—	—	—	—
Other securities issued locally	—	—	—	—
Securities issued abroad:
Government and Central Bank securities	652,805	—	—	652,805
Other Securities issued abroad	—	—	—	—
Mutual Funds Investments:
Funds managed by related companies	—	—	—	—
Funds managed by third parties	—	—	—	—

Total	661,663	—	—	661,663

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 8—DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING

A. As of December 31, 2013 and 2014, the Bank holds the following portfolio of derivative financial instruments:

A.1) Derivatives financial assets

	As of December 31, 2013
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	MCh$	MCh$	MCh$	MCh$
Foreign Currency Forwards	3,401,493	1,568,880	257,382	70,265
Interest Rate Swap	476,480	1,259,204	6,437,978	153,007
Foreign Currency Swap	52,983	348,823	1,761,247	150,528
Foreign Currency Call Options	61,226	65,320	—	1,968
Foreign Currency Put Options	35,861	40,490	—	512

Total	4,028,043	3,282,717	8,456,607	376,280

	As of December 31, 2014
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	MCh$	MCh$	MCh$	MCh$
Foreign Currency Forwards	2,152,673	2,664,433	1,363,602	154,229
Interest Rate Swap	377,694	940,134	5,011,624	285,741
Foreign Currency Swap	153,015	297,605	1,922,635	323,785
Foreign Currency Call Options	39,462	36,175	—	2,648
Foreign Currency Put Options	49,992	34,594	—	396

Total	2,772,836	3,972,941	8,297,861	766,799

A.2) Derivatives financial liabilities

	As of December 31, 2013
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	MCh$	MCh$	MCh$	MCh$
Foreign Currency Forwards	3,431,709	1,947,645	228,605	62,170
Interest Rate Swap	628,224	1,977,705	6,061,512	100,784
Foreign Currency Swap	78,762	305,554	1,209,442	114,518
Foreign Currency Call Options	68,540	53,231	—	3,549
Foreign Currency Put Options	9,750	20,094	—	562

Total	4,216,985	4,304,229	7,499,559	281,583

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

	As of December 31, 2014
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	MCh$	MCh$	MCh$	MCh$
Foreign Currency Forwards	2,220,727	2,719,896	1,018,111	140,949
Interest Rate Swap	610,578	1,281,465	4,629,389	222,623
Foreign Currency Swap	99,063	320,262	1,243,465	240,861
Foreign Currency Call Options	60,237	39,121	—	2,564
Foreign Currency Put Options	11,420	14,727	—	686

Total	3,002,025	4,375,471	6,890,965	607,683

B. Hedge accounting

Fair value hedges:

The Bank uses interest rate derivatives to reduce the risk on certain items designated as hedged items, for example, long-and-short term debt issuances and assets such as commercial loans.

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

Below is a detail by maturity of hedged items and hedging instruments as of December 31, 2013 and 2014, under fair value hedges.

	As of December 31, 2013
	Notional
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$
Hedged Items
Loans	110,034	20,311	109,123	—
Investment	24,825	—	6,993	—
Bonds	—	—	157,924	20,000

Total	134,859	20,311	274,040	20,000

Hedging instrument
Forward Currency	6,177	—	—	—
Interest Rate Swaps	106,059	8,080	238,227	20,000
Currency Swaps	22,623	12,231	35,813	—

Total	134,859	20,311	274,040	20,000

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

	As of December 31, 2014
	Notional
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$
Hedged Items
Loans	66,000	48,000	—	—
Working Capital	181,639	26,738	57,456	—
Bonds	—	—	819,211	—

Total	247,639	74,738	876,667	—

Hedging instrument
Interest Rate Swaps	66,000	49,184	819,211	—
Currency Swaps	181,639	25,554	57,456	—

Total	247,639	74,738	876,667	—

Cash flow hedges:

Cash flow hedges are used by the Bank to:

a)	Reduce the volatility of cash flows in balance sheet items that are indexed to inflation through the use of inflation forwards and combinations of swaps in pesos and indexed units.

b)	Set the rate of a portion of the pool of short-term liabilities in pesos, thus reducing the risk of an important part of the Bank’s cost of funding, although still maintaining the liquidity risk of the pool.

c)	It also sets the rate of funding sources at a floating rate, decreasing the risk that its funding costs increase.

Below is a detailed account of hedged items and hedging instruments by maturity as of December 31, 2013 and 2014, under cash flow hedges.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

	As of December 31, 2013
	Notional
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$
Hedged Items
Loans	225,867	74,591	—	—
Investments	—	—	—	15,677
Demand Deposits	115,000	213,800	30,300	—
Working Capital	134,236	—	—	—

Total	475,103	288,391	30,300	15,677

Hedging instrument
Foreign Currency Forwards	97,900	74,591	—	—
Interest Rate Swaps	236,367	213,800	30,300	—
Currency Swaps	140,836	—	—	15,677

Total	475,103	288,391	30,300	15,677

	As of December 31, 2014
	Notional
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$
Hedged Items
Loans	512,244	224,904	—	43,000
Investments	—	—	—	4,745
Demand Deposits	168,800	45,000	30,300	—
Working Capital	42,382	—	—	—

Total	723,426	269,904	30,300	47,745

Hedging instrument
Foreign Currency Forwards	512,244	86,195	—	—
Interest Rate Swaps	168,800	139,933	30,300	43,000
Currency Swaps	42,382	43,776	—	4,745

Total	723,426	269,904	30,300	47,745

The effective portion of increase/decrease in fair value of the hedging instruments of the hedged items from cash flow hedges, MCh$958 (MCh$(5,187) as of December 31, 2013) (Note 23g) Shareholders Equity) and the ineffective portion of increase/decrease in fair value of the hedging instruments of the hedged items from cash flow hedges, MCh$5 (MCh$51 as of December 31, 2013) (Note 27 Net Foreign Exchange Income (losses) – Fair value gains (losses) on hedging derivatives), as of December 31, 2014 and 2013, respectively, were as follow with respect to the following hedged items:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

			As of December 31, 2013		As of December 31, 2014
			Effective	Ineffective	Effective	Ineffective
	Note		portion	portion	portion	portion
			MCh$	MCh$	MCh$	MCh$
Demand Deposits			(3,324)	2	(3,380)	—
Loans			(766)	—	4,168	5
Investments			(646)	49	(58)	—
Financial Obligation			(451)	—	228	—

Net flows	23 g	)	(5,187)	51	958	5

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

Gains or losses on the hedge of the net investment in its foreign operation that have been recognized in other comprehensive income and accumulated in equity are as follows:

	Note		2012	2013	2014
			MCh$	MCh$	MCh$
Beginning balance			(245)	365	(1,907)
Gains (losses) on hedge of net investment in foreign operation, before tax	23 f	)	757	(2,840)	(4,751)
Income tax relating to hedges of net investments in foreign operations	23 f	)	(147)	568	1,371

Closing balance			365	(1,907)	(5,287)

No ineffective portion was recognized in profit or loss for the years ended December 31, 2013 and 2014.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 9—LOANS AND RECEIVABLES FROM BANKS

a) As of December 31, 2013 and 2014, loans and receivables from banks are as follows:

	2013	2014
	MCh$	MCh$
Local Banks
Loans to local banks	—	—
Allowances for loans losses	—	—

Subtotal	—	—

Foreign Banks
Loans from foreign banks	78,064	194,433
Other debts with foreign banks	—	—
Allowances for loans losses	(137)	(271)

Subtotal	77,927	194,162

Banco Central of Chile
Restricted Deposits in the Central Bank of Chile	140,017	620,047

Subtotal	140,017	620,047

Total	217,944	814,209

b)	The movement in the allowances for loan losses as of December 31, 2013 and 2014 is as follows:

		As of December 31, 2013
	Note	Local Banks	Foreign Banks	Total
		MCh$	MCh$	MCh$
Balance as of January 1, 2013		—	(178)	(178)
Write-offs		—	—	—
Established provisions	28	—	(1,054)	(1,054)
Released provisions	28	—	1,086	1,086
Impairment		—	—	—
Impairment reversal		—	—	—
Exchange Differences		—	9	9

Balances as of December 31, 2013		—	(137)	(137)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

		As of December 31, 2014
	Note	Local Banks	Foreign Banks	Total
		MCh$	MCh$	MCh$
Balance as of January 1, 2014		—	(137)	(137)
Write-offs		—	—	—
Established provisions	28	—	(269)	(269)
Released provisions	28	—	141	141
Impairment		—	—	—
Impairment reversal		—	—	—
Exchange Differences		—	(6)	(6)

Balances as of December 31, 2014		—	(271)	(271)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 10—LOANS AND RECEIVABLES FROM CUSTOMERS

a) Loans and receivables from customers

As of December 31, 2013 and 2014, the composition of the loan portfolio is as follows:

As of December 31, 2013	Gross Assets			Allowances for loan losses
	Normal Portfolio	Impaired Portfolio	Total	Individually Evaluated for impairment	Collectively evaluated for impairment	Total	Net carrying amount
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	7,447,610	241,817	7,689,427	53,854	10,192	64,046	7,625,381
Foreign trade loans	427,242	31,832	459,074	21,736	236	21,972	437,102
Current account debtors	26,925	1,010	27,935	444	298	742	27,193
Factoring operations	75,102	282	75,384	1,921	183	2,104	73,280
Leasing transactions (*)	773,884	37,998	811,882	80	340	420	811,462
Other loans and receivables	220,322	1,432	221,754	601	1,469	2,070	219,684

Subtotals	8,971,085	314,371	9,285,456	78,636	12,718	91,354	9,194,102

Mortgage loans:
Letters of credit loans	71,285	2,764	74,049	—	218	218	73,831
Endorsable mutual mortgage loans	189,563	6,796	196,359	—	1,571	1,571	194,788
Other mutual mortgage loans	1,400,825	18,986	1,419,811	—	4,080	4,080	1,415,731
Leasing transactions (*)	256,177	4,706	260,883	—	738	738	260,145
Other loans and receivables	36,323	1,551	37,874	—	361	361	37,513

Subtotals	1,954,173	34,803	1,988,976	—	6,968	6,968	1,982,008

Consumer loans:
Consumer loans	1,028,252	33,744	1,061,996	—	15,817	15,817	1,046,179
Current account debtors	39,547	465	40,012	—	1,074	1,074	38,938
Credit card	224,607	4,169	228,776	—	2,495	2,495	226,281
Consumer leasing transactions (*)	21,087	495	21,582	—	145	145	21,437
Other loans and receivables	265,828	5,055	270,883	—	8,186	8,186	262,697

Subtotals	1,579,321	43,928	1,623,249	—	27,717	27,717	1,595,532

Total	12,504,579	393,102	12,897,681	78,636	47,403	126,039	12,771,642

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

As of December 31, 2014	Gross Assets			Allowances for loan losses
	Normal Portfolio	Impaired Portfolio	Total	Individually Evaluated for impairment	Collectively evaluated for impairment	Total	Net carrying amount
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	8,051,738	251,340	8,303,078	56,527	10,166	66,693	8,236,385
Foreign trade loans	481,183	24,368	505,551	20,703	272	20,975	484,576
Current account debtors	32,123	2,727	34,850	704	811	1,515	33,335
Factoring operations	69,771	143	69,914	1,733	143	1,876	68,038
Leasing transactions (*)	827,393	39,099	866,492	49	263	312	866,180
Other loans and receivables	308,438	2,152	310,590	1,146	3,492	4,638	305,952

Subtotals	9,770,646	319,829	10,090,475	80,862	15,147	96,009	9,994,466

Mortgage loans:
Letters of credit loans	62,262	2,360	64,622	—	192	192	64,430
Endorsable mutual mortgage loans	176,912	5,402	182,314	—	1,045	1,045	181,269
Other mutual mortgage loans	1,643,396	22,915	1,666,311	—	5,046	5,046	1,661,265
Leasing transactions (*)	275,019	5,554	280,573	—	1,247	1,247	279,326
Other loans and receivables	34,588	1,150	35,738	—	232	232	35,506

Subtotals	2,192,177	37,381	2,229,558	—	7,762	7,762	2,221,796

Consumer loans:
Consumer loans	1,093,754	37,104	1,130,858	—	20,015	20,015	1,110,843
Current account debtors	46,239	1,325	47,564	—	1,713	1,713	45,851
Credit card	236,698	5,003	241,701	—	4,096	4,096	237,605
Consumer leasing transactions (*)	19,309	452	19,761	—	59	59	19,702
Other loans and receivables	264,853	5,105	269,958	—	7,951	7,951	262,007

Subtotals	1,660,853	48,989	1,709,842	—	33,834	33,834	1,676,008

Total	13,623,676	406,199	14,029,875	80,862	56,743	137,605	13,892,270

(*)	Lease transactions (commercial, mortgage and consumer) are presented net of allowance and total MCh$1,165,208 as of December 31, 2014 (MCh$1,093,044 as of December 31, 2013).

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are collateral (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets). As of December 31, 2014 and 2013, the fair value of guarantees taken corresponds to 83.4% and 80.9% of the loans and receivables, respectively.

In the case of mortgage guarantees, as of December 31, 2014 and 2013, the fair value of the guarantees taken corresponds to 51.1% and 50.0% of the balance of these loans and receivables, respectively.

The Bank finances its customers’ asset purchases, both movable and real estate, through lease contracts that are included within loans and receivables from customers. As of December 31, 2014, MCh$393,254 corresponds to leases of movable assets (MCh$152,193 as of December 31, 2013) and MCh$742,600 to leases of real estate assets (MCh$179,552 as of December 31, 2013).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

Where appropriate, we obtain collateral in respect of our loans and receivables from customers. The collateral normally takes the form of a mortgage (i.e., urban and rural properties, agricultural lands, maritime vessels and aircraft, mineral rights and other assets) and liens (i.e., inventories, agricultural goods, industrial goods, plantations and other property pledged as security) over the customer’s assets. The existence and amount of collateral generally varies from loan to loan, based on the credit worthiness of the borrower.

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

During 2014, the Bank has received assets such as homes, apartments, commercial and agricultural lands, among others, with a fair value of MCh$3,550 (MCh$1,785 in 2013) through foreclosure or judicial proceedings.

b) Portfolio characteristics

As of December 31, 2013 and 2014, the loan portfolio before allowances for loan losses by customer economic activity was as follows:

	National Loans		Foreign Loans		Total		Distribution Percentage as of
	2013	2014	2013	2014	2013	2014	2013	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans:
Manufacturing	499,037	965,965	332,767	111,397	831,804	1,077,362	6.45%	7.68%
Mining	328,377	266,661	457,884	363,055	786,261	629,716	6.10%	4.49%
Electricity, gas and water	146,316	273,576	351,301	483,644	497,617	757,220	3.86%	5.40%
Agriculture and livestock	179,008	179,863	123,906	123,166	302,914	303,029	2.35%	2.16%
Forestry and wood extraction	23,650	48,344	8,875	7,785	32,525	56,129	0.25%	0.40%
Fishing	1,212	2,199	—	—	1,212	2,199	0.01%	0.02%
Transport	196,092	182,364	165,982	146,354	362,074	328,718	2.81%	2.34%
Communications	3,423	3,490	111,671	91,191	115,094	94,681	0.89%	0.67%
Construction	854,452	887,305	257,438	214,999	1,111,890	1,102,304	8.62%	7.86%
Commerce	434,713	415,695	1,034,412	943,143	1,469,125	1,358,838	11.39%	9.69%
Services	2,695,813	2,620,475	980,883	1,305,238	3,676,696	3,925,713	28.51%	27.98%
Others	70,829	286,578	27,415	167,988	98,244	454,566	0.76%	3.24%

Subtotals	5,432,922	6,132,515	3,852,534	3,957,960	9,285,456	10,090,475	72.00%	71.93%

Mortgage Loans	1,529,701	1,730,106	459,275	499,452	1,988,976	2,229,558	15.42%	15.89%
Consumer loans	504,940	568,426	1,118,309	1,141,416	1,623,249	1,709,842	12.58%	12.18%

Total	7,467,563	8,431,047	5,430,118	5,598,828	12,897,681	14,029,875	100.00%	100.00%

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

c) Allowances for loans losses

The changes in allowances for loan losses during the periods ended December 31, 2013 and 2014 are summarized as follows:

	Note		Individually Evaluated for impairment	Collectively evaluated for impairment	Total
			MCh$	MCh$	MCh$
Balances as January 1, 2013			65,164	44,437	109,601
Impaired portfolio write-offs:
Commercial loans			(30,178)	(12,253)	(42,431)
Mortgage loans			—	(2,831)	(2,831)
Consumer loans			—	(62,296)	(62,296)

Total Write-offs			(30,178)	(77,380)	(107,558)
Established provision	28		193,586	137,423	331,009
Provision released	28		(148,563)	(62,875)	(211,438)
Impairment			—	—	—
Debt exchange and loans-sale			(4,565)	—	(4,565)
Exchange rate differences			3,192	5,798	8,990

Balances as of December 31, 2013	10 a	)	78,636	47,403	126,039

	Note		Individually Evaluated for impairment	Collectively evaluated for impairment	Total
			MCh$	MCh$	MCh$
Balances as January 1, 2014			78,636	47,403	126,039
Impaired portfolio write-offs:
Commercial loans			(20,964)	(16,133)	(37,097)
Mortgage loans			—	(2,506)	(2,506)
Consumer loans			—	(62,032)	(62,032)

Total Write-offs			(20,964)	(80,671)	(101,635)
Established provision	28		133,767	194,498	328,265
Provision released	28		(91,686)	(84,490)	(176,176)
Impairment			—	—	—
Debt exchange and loans-sale			(9,239)	—	(9,239)
Exchange rate differences			(9,652)	(19,997)	(29,649)

Balances as of December 31, 2014	10 a	)	80,862	56,743	137,605

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

d) Portfolio sale

1.	As of December 31, 2014 and 2013, the Bank and its subsidiaries engaged in portfolio purchases and sales. The effect on income of these transactions as a whole does not exceed 5% of before tax profit for the year, and is recorded within net gains from trading and brokerage activities in the Consolidated Statement of Income for the Period, disclosed in Note 26 Net Trading and Investment Income within “Other financial investments at fair value with effect on profit or loss”.

2.	As of December 31, 2014 and 2013, the Bank and its subsidiaries derecognized 100% of its sold portfolio, thus complying with the requirements of the accounting policy for derecognizing financial assets and liabilities in Note 1, letter z) of these annual consolidated financial statements.

During 2013 and 2014, CorpBanca sold part of its portfolio of state-guaranteed loans and receivables (CAE for its Spanish acronym) through a competitive bidding process for awards of the Financing Facility and Administration of Loans for Studies in Higher Education Law No. 20,027.The open bidding model for financial institutions, reflected in the respective databases, allow selling a percentage of the state-guaranteed loans and receivables to third parties. On the portfolio sale, CorpBanca transferred substantially all the risks and benefits associated with this portfolio. The detail of loans and receivables sold is as follows:

	As of December 31, 2013
	No. of Loans	Carrying Amount	Proceeds for sales	Gain (Loss) on sale (*)
		MCh$	MCh$	MCh$
Loans sold	28,120	50,018	53,019	3,197
Loans sold	12,430	16,934	16,934	—

Total	40,550	66,952	69,953	3,197

	As of December 31, 2014
	No. of Loans	Carrying Amount	Proceeds for sales	Gain (Loss) on sale (*)
		MCh$	MCh$	MCh$
Loans sold	9,265	11,028	9,802	(1,226)
Loans sold	64,373	126,372	143,193	16,821

Total	73,638	137,400	152,995	15,595

(*)	This amount is included under line item “Trading and investment income, net” in the Consolidated Statements of Income, disclosed in Note 26 Net Trading and Investment Income, line “Other financial investments at fair value with effect on profit or loss”.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

e) Lease

The maturity of finance leases as of December 31, 2013 and 2014, is detailed as follows:

			2013	2014
			Net Leasing	Net Leasing
	Note		MCh$	MCh$
Up to 1 month			29,928	20,397
From 1 month to 3 months			40,820	24,393
From 3 months to 1 year			167,689	87,485
From 1 year to 3 years			322,322	230,620
From 3 years to 6 years			223,757	263,055
Over 6 years			308,528	539,258

Total	10 a	) (*)	1,093,044	1,165,208

(*)	Includes commercial leasing transactions of MCh$866,180 (MCh$811,462) mortgage leasing transactions of MCh$279,326 (MCh$260,145) and consumer leasing transactions of MCh$19,702 (MCh$21,437) as of December 2013 and 2014.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 11—INVESTMENT INSTRUMENTS

As of December 31, 2013 and 2014, the detail of financial investments available for sale and held to maturity was as follows:

a)	Financial investments

	As of December 31, 2013				As of December 31, 2014
	Available for sale		Held to maturity	Total	Available for sale		Held to maturity	Total
	MCh$		MCh$	MCh$	MCh$		MCh$	MCh$
Chilean Central Bank and Government Securities
Chilean Central Bank securities	334,718		—	334,718	276,487		—	276,487
Chilean Treasury Bonds	847		—	847	253,999		—	253,999
Other government securities	21,769		—	21,769	6,442		—	6,442
Other financial instruments
Promissory notes related to deposits in local banks	78,712		—	78,712	54,162		—	54,162
Chilean mortgage finance bonds	313		—	313	203		—	203
Chilean financial institution bonds	17,985		—	17,985	—		—	—
Other local investments	136,623		8,632	145,255	51,526		7,175	58,701
Financial instruments Issued abroad
Foreign government and central bank instruments	212,280		93,750	306,030	434,392		—	434,392
Other foreign investments	85,840		135,140	220,980	79,685		183,502	263,187
Impairment provision	—		—	—	—		—	—
Unquoted securities in active markets
Chilean corporate bonds	—		—	—	—		—	—
Other investments	—		—	—	—		—	—
Impairment Provision	—		—	—	—		—	—

Total	889,087	(*)	237,522	1,126,609	1,156,896	(*)	190,677	1,347,573

(*)	As of December 31, 2014 this total includes MCh$16,914 (MCh$207,643 as of December 31, 2013), included in Note 5 Cash and cash equivalents, which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

As of December 31, 2014, the portfolio of financial investments available-for-sale includes net unrealized losses and gains, net of taxes, recorded in other comprehensive income.

b)	Impairment of investment instruments

As of December 31, 2013 and 2014, there are no significant or prolonged declines in value.

All investments quoted in non-active markets and classified as available-for-sale have been recorded at their fair value.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

c)	Detail of investments available-for-sale portfolio as of December, 31, 2013 and 2014 are as follows:

	As of December 31, 2013
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	334,864	381	(527)	334,718
Chilean Central Bank Notes	850	—	(3)	847
Other government securities	21,816	3	(50)	21,769
Other Financial Instruments
Promissory notes related to deposits in local banks	78,375	337	—	78,712
Chilean mortgage finance bonds	310	3	—	313
Chilean financial institution bonds	17,985	—	—	17,985
Other local investments	138,317	467	(2,161)	136,623
Financial instruments Issued abroad
Foreign government and central bank instruments	212,291	—	(11)	212,280
Other foreign investments	87,825	98	(2,083)	85,840
Impairment Provision	—	—	—	—
Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—
Other investments	—	—	—	—
Impairment Provision	—	—	—	—

Totals	892,633	1,289	(4,835)	889,087

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

	As of December 31, 2014
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	275,640	1,606	(759)	276,487
Chilean Central Bank Notes	253,845	702	(548)	253,999
Other government securities	6,430	12	—	6,442
Other Financial Instruments
Promissory notes related to deposits in local banks	53,972	190	—	54,162
Chilean mortgage finance bonds	201	2	—	203
Chilean financial institution bonds	—	—	—	—
Other local investments	50,746	780	—	51,526
Financial instruments Issued abroad
Foreign government and central bank instruments	447,131	291	(13,030)	434,392
Other foreign investments	80,536	363	(1,214)	79,685
Impairment Provision	—	—	—	—
Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—
Other investments	—	—	—	—
Impairment Provision	—	—	—	—

Totals	1,168,501	3,946	(15,551)	1,156,896

d)	The classification of our available-for-sale securities within the fair value hierarchy is as follows:

	As of December 31, 2013
	Available for sale Portfolio
	Total	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	334,718	334,063	655	—
Chilean Central Bank Notes	847	847	—	—
Other government securities	21,769	—	21,769	—
Other Financial Instruments
Promissory notes related to deposits in local banks	78,712	—	78,712	—
Chilean mortgage finance bonds	313	—	313	—
Chilean financial institution bonds	17,985	—	17,985	—
Other local investments	136,623	—	136,623	—
Financial instruments Issued abroad
Foreign government and central bank instruments	212,280	212,280	—	—
Other foreign investments	85,840	48,686	37,154	—
Impairment Provision	—	—	—	—

Totals	889,087	595,876	293,211	—

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

	As of December 31, 2014
	Available for sale Portfolio
	Total	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	276,487	276,487	—	—
Chilean Central Bank Notes	253,999	253,999	—	—
Other Chilean Central Bank and Government securities	6,442	—	6,442	—
Other Financial Instruments
Promissory notes related to deposits in local banks	54,162	—	54,162	—
Chilean mortgage finance bonds	203	—	203	—
Chilean financial institution bonds	51,526	—	51,526	—
Financial instruments Issued abroad
Foreign government and central bank instruments	434,392	434,392	—	—
Other foreign investments	79,685	—	79,685	—
Impairment Provision	—	—	—	—

Totals	1,156,896	964,878	192,018	—

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 12—INVESTMENTS IN OTHER COMPANIES

a)	As of December 31, 2013 and 2014 the investments in other companies are detailed as follows:

			As of December 31, 2013		As of December 31, 2014
			Ownership		Ownership
Company			%	MCh$	%	MCh$
Nexus S.A.			12.90	1,057	12.90	1,057
Transbank S.A.	(i	)	8.72	939	8.72	3,145
Combanc S.A.			5.29	159	5.29	159
Redbanc S.A.			2.50	110	2.50	110
Sociedad Interbancaria de Depósitos de Valores S.A.			3.91	75	3.91	75
Imerc OTC S.A			6.67	864	6.67	864
Deceval S.A.	(ii	)	11.35	6,589	10.76	5,915
A.C.H Colombia	(ii	)	4.22	489	4.22	447
Redeban Multicolor S.A	(ii	)	1.60	284	1.60	263
Cámara de Compensación Divisas de Col. S.A.	(ii	)	7.76	73	6.38	68
Cámara de Riesgo Central de Contraparte S.A.	(ii	)	2.42	208	2.42	192
B.C.H. - Liquidación	(ii	)	—	15	—	—
Cifin	(ii	)	9.00	150	9.00	295
Servibanca - Tecnibanca	(ii	)	4.54	719	4.54	1,130

Shares or rights in other companies
Santiago Stock Exchange Shares			2.08	1,056	2.08	1,056
Chilean Electronic Stock Exchange Shares			2.44	211	2.44	211
Colombia Stock Exchange	(ii	)	0.97	841	0.97	778
Fogacol	(ii	)	150.000 Unit	83	150.000 Unit	77

Total				13,922		15,842

(i)	Capital increase in Transbank from CorpBanca as part of the capital contribution in accordance with the Share Subscription Agreement.
(ii)	This corresponds to investments in other companies made by its Colombian subsidiaries.

During as of December 31, 2012, 2013 and 2014, the Bank received dividends from its investment in other companies as follows:

	2012	2013	2014
	MCh$	MCh$	MCh$
Dividends received	367	1,241	1,799

Total	367	1,241	1,799

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

The movements of investment in other companies as of December 31, 2013 and 2014 were the following:

	2013	2014
	MCh$	MCh$
Opening balance at January 1,	5,793	13,922
Investment acquisitions	8,129	2,664
Investment sales	—	(16)
Exchange rate differences	—	(728)

Balances as of December 31,	13,922	15,842

b)	Business Combination – Banco CorpBanca Colombia and Subsidiaries with Helm Bank and Subsidiaries.

a.	Overview

•	On July 4, 2013, the Chilean Central Bank (BCCH in Spanish) authorized CorpBanca to make an investment abroad consisting of the acquisition through its subsidiary Banco CorpBanca Colombia S.A. (domiciled in Bogota, Colombia, the “Acquirer”) of up to 100% of Helm Bank S.A., including its subsidiaries in Colombia, which provide complementary services through the subsidiaries Helm Comisionista and Helm Fiduciaria, Panama and the Cayman Islands (the “Acquirees”), with the purpose of subsequently merging both banks incorporated in Colombia; and for CorpBanca Chile (“the Buyer”) to directly acquire up to 80% of the shares of Helm Corredores de Seguros S.A., (“the Acquiree”, domiciled in Colombia). In terms of the subsidiaries owned by Helm Bank S.A in Panama and the Cayman Islands, BCCH did not directly authorize CorpBanca Chile to invest in them. It resulted as a necessary consequence of the acquisition of their parent company Helm Bank S.A. under the terms authorized by the SBIF. The SBIF established for CorpBanca Chile the obligation to liquidate the operations of the subsidiary incorporated in the Cayman Islands once it took control of the parent company in the shortest time possible and under the terms and conditions set forth in the relevant SBIF ruling.

•	As a result, CorpBanca Colombia committed to acquire the voting and non-voting shares of Helm Bank S.A. and subsidiaries. As part of the agreement, CorpBanca Colombia committed to acquiring up to 100% of the preferential dividend and non-voting shares (preferential shares).

•	It acquired, for merger purposes, 2,387,387,295 common shares, which represent 58.89% of the outstanding common shares (51.61% of subscribed and paid capital) of Helm Bank during the first close and 1,656,579,084 common shares, which represent 40.86% of the outstanding common shares (35.81% of subscribed and paid capital) of Helm Bank during the second close for a total of 4,043,966,379 common shares, which represent 99.75% of the total outstanding common shares and 87.42% of the subscribed and paid capital of Helm Bank, for purchases made on August 6 and 29, 2013.

•	On January 28, 2014, CorpBanca Colombia honored that commitment, carrying out a voluntary Takeover Bid (TOB) for the preferential shares as part of the third close, which was mainly designed to offer a liquidity and sales mechanism to the preferential shareholders under the same economic conditions that were agreed upon for the sellers of the common shares of Helm Bank under the SPA and to facilitate the merger process, enabling CorpBanca Colombia and its subsidiaries to expand their presence in the medium and long term as loan establishments in the Colombian market, obtaining a 12.36% interest and therefore retaining a total interest of 99.78% of subscribed and paid capital .

•	As explicitly legally required, CorpBanca Colombia and Helm Bank had to merge within the year following the date of the first acquisition of shares of Helm Bank (i.e. before August 6, 2014).

•	On July 1, 2014, the merger between CorpBanca Colombia S.A., as the surviving entity, and Helm Bank S.A., as the absorbed entity, was formalized. As a result, Helm Bank S.A. is dissolved without being liquidated and all of its assets, rights and obligations are transferred fully to the absorbing entity.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

The acquired interests are summarized as follows:

Closing	Share Type	Total No. of Shares	No. of Shares Acquired	Ownership Interest by Share Type (%)	Total Ownership Interest (%)
		(a)	(b)	(b)/(a)
First	Common	—	2,387,387,295	58.89%	51.61%
Second	Common	—	1,656,579,084	40.86%	35.81%

Subtotal		4,054,076,213	4,043,966,379	99.75%	87.42%

Third	Preferential	571,749,459	571,749,459	100.00%	12.36%

		4,625,825,672	4,615,715,838	—	99.78%

b.	Main Reasons for the Purchase

After receiving the necessary regulatory authorizations from regulators in Chile, Colombia, Panama and the Cayman Islands, the Bank took control of Helm Bank and subsidiaries through its subsidiary Banco CorpBanca Colombia. With the recent acquisition of Helm Bank and its subsequent merger with CorpBanca Colombia, CorpBanca Chile has consolidated its operations in Colombia, reaffirming its long-term commitment to this market.

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

c.	Detail of Assets Acquired and Liabilities Assumed

1.	The fair values presented as of December 31, 2013, in the audited consolidated financial statements (see (1) in section 3.1 of the table below) were calculated on a provisional basis determined by skilled professionals that were independent from CorpBanca and subsidiaries (the Group).

2.	In accordance with IFRS 3 Business Combinations, if the purchase price allocation is accounted for provisionally, at the end of the accounting period in which the combination takes place the Group should report the provisional amounts of the incomplete items in its consolidated financial statements. During the measurement period, CorpBanca will retroactively adjust the provisional amounts recognized as of the date of acquisition to reflect the new information obtained regarding the facts and circumstances that existed as of the date of acquisition that, had they been known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the acquirer will also recognize additional assets or liabilities if new information is obtained regarding facts and circumstances that existed as of the date of acquisition that, had they been known, would have resulted in recognition of these assets and liabilities as of that date. The measurement period will end as soon as the Group receives the information that it was looking for regarding the facts and circumstances that existed as of the date of acquisition or concludes that no more information can be obtained. However, the measurement period shall not exceed one year (in our case August 6, 2014) from the date of acquisition described above.

3.	During the measurement period, the Group retroactively adjusted the fair values determined on a provisional basis in accordance with IFRS 3. (see (2) of section 3.1 of the table below).

This had no impact on the Consolidated Statements of Income for the period 2013.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

3.1 Fair Value of the Identifiable Assets and Liabilities of Helm Bank and Subsidiaries as of the Date of Acquisition (August 6, 2013):

		Fair Value Recognized at Acquisition Date		Difference in Amounts at Close of Measurement Period
		Provisional (1) MCh$	Final (2) MCh$	MCh$
		(c.1, c.2, a)	(c.3)	(c.3)	Observation
Total net identifiable assets at fair value		364,233	360,042	(4,191)
Non-controlling interest at fair value		(1,485)	(1,485)	—	(b	)
Intangible assets		146,384	142,201	(4,183)	(k	)
Contingent liabilities		(3,703)	(1,054)	2,649	(h	)
Net deferred taxes		(48,521)	(47,832)	689	(i	)
Deferred taxes (mercantile loan)		31,585	27,990	(3,595)	(g	)

Subtotal fair value	(i)	488,493	479,862	(8,631)

Goodwill arising in acquisition	(ii)	189,622	198,253	8,631	(c,e	)

Total value of company	(i) + (ii)	678,115	678,115	—

Net cash received with subsidiary		349,245	349,245	—	(j	)
Cash payment		(596,004)	(596,004)	—	(j	)

Net cash disbursement	(i)	(246,759)	(246,759)	—

Liability for preferential shares	(ii)	(83,998)	(83,998)	—	(j	)

Total value of company	(i) + (ii)	(330,757)	(330,757)	—

(a)	This business combination was accounted for using the acquisition method as of the purchase date, which is the date on which control is transferred to the Group. The Bank obtains control in an investee when it has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. Potential voting rights that are currently enforceable or convertible were considered when evaluating control. Due to its interest in Helm Bank, CorpBanca has the following substantive rights:

•	Voting rights in proportion to its interest in the companies.

•	The right to name or remove key members of management or others of the investees that have the ability to direct relevant activities.

•	The right to direct the activities of investees for the benefit of the bank.

(b)	CorpBanca decided to measure the non-controlling interest in the acquiree at fair value. This value was estimated by applying the discounted cash flow method.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

(c)	The Group valued goodwill as of the acquisition date, taking into account the following factors:

•	Fair value of the consideration transferred;

•	The fair value of any non-controlling interest in the acquiree, plus

•	If the business combination is performed in stages (not the case for our purposes), the fair value of the existing interests in the equity of the acquiree;

•	Less the net amount recognized (generally the fair value) of the identifiable assets acquired and the identifiable liabilities assumed.

(d)	Regarding the preceding point, when the excess is negative, a gain on sale with advantageous conditions is recognized immediately in profit and loss (such was not the case with this business combination).

(e)	The goodwill of MCh$ 198,253 recognized as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the entities’ assets and activities. This goodwill was not expected to be tax deductible. The final amount of goodwill determined by adjusting the fair value during the measurement period increased by MCh$ 8,631.

(f)	As of the date of acquisition, the fair value of loans and receivables (including loans and advances to banks) totaled MCh$3,015,395 and their gross amount was MCh$ 3,142,532.

(g)	A deferred tax asset must be recognized as part of the purchase price allocation for the mercantile tax credit generated under Colombian regulations. This is based on a future tax benefit existing as of the transaction date to reduce the future income tax basis (i.e. this credit is likely to be recovered). This analysis is based on IAS 12 Income Taxes. The amount for this deferred tax for the mercantile tax credit is MCh$ 27,990.

(h)	As of the date of acquisition, a contingent liability with a fair value of MCh$ 3,703 was determined as a result of legal contingencies. As of the date of the reporting period, the Bank reevaluated that contingent liability and determined variations in its value, giving a final amount of MCh$ 1,054.

(i)	The acquirer recorded and measured deferred tax assets and/or liabilities that arose from the aforementioned assets acquired and liabilities assumed in accordance with IAS 12. The acquirer accounted for the tax effects of temporary differences that existed as of the acquisition date, totaling MCh$47,832.

(j)	The total consideration transferred in the transaction was MCh$ 596,004. Net cash received for cash flow purposes was MCh$ 246,759. In 2013 and 2014, the line item “Acquisition of Subsidiary Helm Bank, net of cash acquired” was added to the cash flow statement. This includes the net cash disbursement for the purchase of Helm Bank S.A. and subsidiaries, detailed as follows:

		2014	2013
		MCh$	MCh$
Helm Bank and subsidiaries		83,998	246,759
Helm Corredor de Seguros	(*)	—	8,685

Net cash disbursement for acquisition		83,998	255,444

(*)	Included in Section: Business Combination – CorpBanca Chile and Helm Corredor de Seguros S.A.

(k)	The fair value was assigned to intangible assets (mainly related to customers and licenses for MCh$ 142,201) and their respective deferred taxes. See Note 13 Intangible Assets to these consolidated financial statements.

(l)	The transaction did not include any agreements involving contingent considerations.

(m)	Since the acquisition date, during the 2013 period Helm Bank and subsidiaries contributed MCh$ 67,927 to net interest income, MCh$ 12,753 to net fees and commissions, MCh$ 92,429 to net operating income and MCh$ 34,076 to before tax profit for the period. If the combination had occurred at the beginning of the period (January 1, 2013), net interest and adjustment income would have been MCh$ 280,981 and before tax profit for the period would have been MCh$ 62,001. In determining these amounts, management has assumed that the provisional fair value adjustments originated on the date of acquisition would have been the same had the acquisition occurred on January 1, 2013.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

(n)	The acquisition-related transaction costs of MCh$ 3,935, mainly for external legal fees and due diligence costs, are charged to administrative expenses in the Consolidated Statement of Income and included within cash flows from operating activities in the Statement of Cash Flows.

(o)	Both the goodwill arising from the acquisition of a foreign business (the case of Helm and other group entities) as well as the fair value adjustments made to the carrying amount of the assets and liabilities must be treated as assets and liabilities of the same entity as a result of the acquisition of this business. In other words, they will be expressed in the same functional currency of the company (the Colombian peso) and will be converted at the closing exchange rate (COP to Ch$ exchange rate for parent company accounting purposes) in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates.

c)	Business Combination – Banco CorpBanca Chile and Helm Corredor de Seguros S.A.

a.	Overview

As part of the transaction with Helm, Banco CorpBanca Chile, domiciled in Chile, acquired 80.00% of the shares with voting rights of Helm Corredor de Seguros S.A. (HCS). This company, created January 16, 1985, is engaged in brokering insurance, under the supervision of the Colombian Financial Superintendency. It is domiciled in Bogota. This entity was common controlled by the same party as Helm Bank S.A. prior to its acquisition by the Bank.

b.	Main Reasons for the Purchase

With this acquisition, CorpBanca sought to expand regionally and simultaneously participate in the growing Colombian banking market as a complementary business whose potential is based on the sound economic prospects of that country.

c.	Detail of Assets Acquired and Liabilities Assumed

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

d.	Important Matters Regarding the Acquisition

•	The same criteria described for the business combination between CorpBanca Colombia and subsidiaries and Helm Bank and subsidiaries in sections c.1, c.2 and 3.3 letters a), b), c), d), i), j), k), l) and o) were used for this transaction. No adjustments were made during the measurement period.

•	As of the acquisition date, no contingent liabilities were determined.

•	Since the acquisition date, during the 2013 period HCS contributed MCh$ 29 to net interest income, MCh$ 3,081 to net fees and commissions, MCh$ 3,111 to net operating income and MCh$ 901 to before tax profit for the period. If the combination had occurred at the beginning of the period (January 1, 2013), net interest and adjustment income of Banco CorpBanca Chile would have been MCh$ 457,716 and before tax profit for the period would have been MCh$ 232,600 (these amounts do not include the effects of the business combination with Helm and subsidiaries). In determining these amounts, management has assumed that the provisional fair value adjustments originated on the date of acquisition would have been the same had the acquisition occurred on January 1, 2013.

•	The goodwill of MCh$ 6,171 recognized as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the assets and activities of HCS. Goodwill was not expected to be tax deductible.

e.	Reconciliation of Carrying Amount of Goodwill.

Goodwill is tested annually to determine whether impairment exists (as of December 31, of each year) and when circumstances indicate that its carrying amount may be impaired. This impairment is determined by evaluating the recoverable amount of each cash generating unit (or group of cash generating units) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

The following table reconciles the carrying amount of goodwill at the beginning and end of the period:

	2013	2014
	MCh$	MCh$
As of January 01,	214,540	420,623
Increase in goodwill due to acquisitions during the period (*)	195,793	—
Net translation adjustments arising during the period	1,659	(34,443)
Adjustment from provisional to final amounts—business combination	8,631	—
Impairment losses recognized during the period	—	—

As of December 31,	420,623	386,180

(*)	Goodwill Helm and subsidiaries (MCh$ 189,622) + Goodwill Helm Corredores de Seguros (MCh$ 6,171).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 13—INTANGIBLE ASSETS

a)	Intangible assets as of December 31, 2013 and 2014 consist of the following:

	As of December 31, 2013
Concept	Useful life years	Remaining amortization years	Gross balance	Accumulated amortization	Net Balance
			MCh$	MCh$	MCh$
Integrated banking system (1)	15	3	9,086	(4,869)	4,217
Computer equipment system or software	4	3	27,948	(12,505)	15,443
IT projects	8	6	30,527	(7,195)	23,332
Acquisition of Banco Corpbanca Helm			815,812	(18,557)	797,255
-Goodwill	—	—	420,623	—	420,623
-License	—	—	50,567	—	50,567
-Trademark	—	—	5,647	—	5,647
-Other intangibles	4	4	8,180	(1,113)	7,067
-Customer relationship	17	16	330,795	(17,444)	313,351
Other projects	6	4	1,703	(580)	1,123

Total			885,076	(43,706)	841,370

	As of December 31, 2014
Concept	Useful life years	Remaining amortization years	Gross balance	Accumulated amortization	Net Balance
			MCh$	MCh$	MCh$
Integrated banking system (1)	15	2	9,147	(6,074)	3,073
Computer equipment system or software	5	3	34,225	(22,243)	11,982
IT Projects	7	7	35,186	(11,576)	23,610
CorpBanca Colombia acquisition			751,045	(32,593)	718,452
-Goodwill	—	—	386,180	—	386,180
-License	—	—	46,797	—	46,797
-Trademark	4	3	7,466	(1,703)	5,763
-Other intangibles	6	4	2,881	(1,019)	1,862
-Customer relationship	21	19	307,721	(29,871)	277,850
Other projects	6	2	1,383	(723)	660

Total			830,986	(73,209)	757,777

(1)	Integrated Banking System (IBS) corresponds to the main operating system software of the Bank that replaced a number of systems, providing us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each product and client segment.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

b) The movement of intangible assets in the period ended December 31, 2013 and 2014 is as follows:

	Integrated banking system	Computer equipment system or software	IT Projects	Intangible arising from business combination- Colombia (**)		Others	Total
	MCh$	MCh$	MCh$	MCh$		MCh$
Balance as of January 1, 2013	9,056	14,455	15,543	453,857		1,356	494,267
Purchases	19	14,197	15,119	348,422	(*)	436	378,193
Retirements	—	—	(135)	—		—	(135)
Exchange rate differences	—	—	—	13,533		—	13,533
Other	11	(704)	—	—		(89)	(782)

Balances as of December 31, 2013	9,086	27,948	30,527	815,812		1,703	885,076

	Integrated banking system	Computer equipment system or software	IT Projects	Intangible arising from business combination- Colombia (**)		Others	Total
	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$
Balance as of January 1, 2014	9,086	27,948	30,527	815,812		1,703	885,076
Purchases	52	7,942	4,985	—		59	13,038
Retirements	(13)	(313)	(1)	—		(379)	(706)
Exchange differences	22	(1,352)	(325)	(64,767)		—	(66,422)
Others	—	—	—	—		—	—

Balances as of December 31, 2014	9,147	34,225	35,186	751,045		1,383	830,986

(*)	As of December 31, 2013 and expressed in MCh$, intangible assets before amortization and the effects of exchange differences expressed in MCh$ totaled MCh$ 348,422, detailed as follows: Goodwill of MCh$198,253, Customer relationships for MCh$134,812 and Trademarkers for MCh$7,389 (total of MCh$142,201) resulting from the purchase of Helm Bank and Subsidiaries. This also includes goodwill of MCh$ 6,171 and other intangible assets arising from the business combination of MCh$ 1,797 resulting from the purchase of Helm Corredores de Seguros. These business combinations are detailed further in Note 12 “Investments in Other Companies”.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

(**)	As of December 31, 2013 and 2014, intangible assets after amortization and the effects of exchange differences expressed in MCh$, consist of the following:

	2013	2014	Note
	MCh$	MCh$
Goodwill	420,623	386,180	31	Indefinite useful life
License	50,567	46,797	31	Indefinite useful life

Trademarks	5,647	5,763

Indefinite	1,298	1,206	31	Indefinite useful life
Others	4,349	4,557

Other intangibles	7,067	1,862

Others	6,567	1,399
Database	500	463	31	Indefinite useful life
Customer relationship	313,351	277,850

	797,255	718,452

	472,988	434,646	31	Total Indefinite useful life

c)	Movements of accumulated amortization of intangible assets as of December 31, 2014 and 2013, are detailed as follows:

	Integrated banking system	Computer equipment system or software	IT Projects	Intangible arising from business combination- Colombia	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2013	(3,688)	(3,495)	(3,469)	(1,602)	(331)	(12,585)
Amortization (Note 31)	(1,181)	(9,010)	(3,726)	(15,442)	(249)	(29,608)
Exchange rate differences	—	—	—	(1,513)	—	(1,513)
Other	—	—	—	—	—	—

Balances as of December 31, 2013	(4,869)	(12,505)	(7,195)	(18,557)	(580)	(43,706)

	Integrated banking system	Computer equipment system or software	IT Projects	Intangible arising from business combination- Colombia	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2014	(4,869)	(12,505)	(7,195)	(18,557)	(580)	(43,706)
Amortization (Note 31)	(1,203)	(10,427)	(4,381)	(21,628)	(147)	(37,786)
Exchange differences	(15)	681	—	7,592	—	8,258
Others	13	8	—	—	4	25

Balances as of December 31, 2014	(6,074)	(22,243)	(11,576)	(32,593)	(723)	(73,209)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

d) As of December 31, 2013 and 2014, the Bank has entered into the following contractual commitments for the acquisition of intangible assets:

	As of December 31,
	2013	2014
	MCh$	MCh$
License detail:
Business object Borja Consultores Ltda.	981	—
Ingram Micro Chile S.A.	668	—
Microsoft	—	1,185

e) Impairment

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

CorpBanca and subsidiaries conducted impairment testing for unamortized assets, including intangible assets that are still not in use, and concluded that no impairment exists.

f) As of December 31, 2013 and 2014, the Bank and its subsidiaries have no restrictions on intangible assets. In addition, no intangible assets have been given in guarantee for compliance of any obligations. There are also no amounts owed by the Bank on intangible assets as of the aforementioned dates.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 14—PROPERTY, PLANT AND EQUIPMENT

a)	Property, plant and equipment for the periods ended December 31, 2013 and 2014 is as follows:

	As of December 31, 2013
Item	Useful life years	Remaining amortization years	Gross balance	Accumulated depreciation	Net Balance
			MCh$	MCh$	MCh$
Land and buildings	21	18	86,452	(12,046)	74,406
Equipment	5	4	38,018	(26,497)	11,521
Other	9	4	22,854	(10,539)	12,315
- Furnitures			14,016	(9,009)	5,007
- Leasing assets			2,250	(708)	1,542
- Others			6,588	(822)	5,766

Total			147,324	(49,082)	98,242

	As of December 31, 2014
Item	Useful life years	Remaining amortization years	Gross balance	Accumulated depreciation	Net Balance
			MCh$	MCh$	MCh$
Land and buildings	21	17	83,239	(15,844)	67,395
Equipment	5	3	41,560	(27,080)	14,480
Other	10	5	24,427	(13,660)	10,767
- Furnitures			18,372	(11,278)	7,094
- Leasing assets			1,542	(354)	1,188
- Others			4,513	(2,028)	2,485

Total			149,226	(56,584)	92,642

The useful lives presented herein are those of the Bank’s building, equipment, and other property, plant, and equipment as of the transition date to IFRS (January 1, 2009). The useful lives presented in Note 1 m) are all of the useful lives of the Bank’s property, plant, and equipment. Such useful lives have been determined based on our expected use considering the quality of the original construction, the environment in which the assets are located, the quality and degree of maintenance carried out, and appraisals performed by external specialists who are independent of the Bank which have been taken into consideration by management to determine the useful lives of our buildings.

b) The movement of property, plant and equipment for the periods ended December 31, 2013 and 2014:

	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2013	52,578	30,864	18,046	101,488
Purchases	53,644	7,080	4,679	65,403
Retirements	(20,240)	(47)	—	(20,287	) (*)
Other	470	121	129	720

Balances as of December 31, 2013	86,452	38,018	22,854	147,324

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

(*) Retirements include sales of branches during 2013, detailed as follows:

	Sales of Branches in 2013 (MCh$) Net
	Number of Branches	Sale Value	Book Value	Gain on Sale
Total	31	42,046	18,792	23,254	(**)

(**)	The gain on the sales of branches is part of the amount reflected in Note 32 a).

	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2014	86,452	38,018	22,854	147,324
Purchases	3,374	7,729	3,052	14,155
Retirements	(2,035)	(958)	(271)	(3,264)
Impairment (*)	—	(1,308)	—	(1,308)
Other	(4,552)	(1,921)	(1,208)	(7,681)

Balances as of December 31, 2014	83,239	41,560	24,427	149,226

(*)	Impairment for technological obsolescence as a result of new regulations on ATMs (decree 222 dated October 30, 2013 from the Ministry of Internal Affairs and Public Safety of Chile), accounted for in accordance with IAS 36 Impairment of Assets.

c)	Movements of accumulated depreciation of property, plant and equipment as of December 31, 2014 and 2013, are detailed as follows:

			Land and buildings	Equipment	Other	Total
	Note		MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2013			(5,511)	(23,040)	(7,851)	(36,402)
Depreciation	31 a	)	(6,535)	(3,457)	(2,688)	(12,680)
Sales and Retirements			—	—	—	—
Other			—	—	—	—

Balances as of December 31, 2013			(12,046)	(26,497)	(10,539)	(49,082)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

			Land and buildings	Equipment	Other	Total
			MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2014			(12,046)	(26,497)	(10,539)	(49,082)
Depreciation	31 a	)	(5,775)	(4,138)	(3,914)	(13,827)
Sales and Retirements			873	1,078	(133)	1,818
Other			1,104	2,477	926	4,507

Balances as of December 31, 2014			(15,844)	(27,080)	(13,660)	(56,584)

d)	As of December 31, 2013 and 2014, the Bank holds operating lease contracts that cannot be unilaterally terminated. The future payment information is detailed as follows:

	Future Operating Lease Payments Land, Buildings and Equipment
	Up to 1 Year	From 1 to 5 Years	Over 5 Years	Total
	MCh$	MCh$	MCh$	MCh$
As of December 31, 2013	7,653	25,996	35,275	68,924
As of December 31, 2014	10,020	33,329	47,797	91,146

e)	As of December 31, 2013 and 2014, the Bank holds finance lease contracts that cannot be rescinded or unilaterally terminated. The future payment information is detailed as follows:

	Future Financial Leasing Payments Land, Buildings and Equipment
	Up to 1 Year	From 1 to 5 Years	Over 5 Years	Total
	MCh$	MCh$	MCh$	MCh$
As of December 31, 2013	486	770	—	1,256
As of December 31, 2014	600	4	—	604

f)	As of December 31, 2013 and 2014, the Bank and its subsidiaries have no restrictions on property, plant and equipment. In addition, no property, plant and equipment have been given in guarantee for compliance of any obligations. There are also no amounts owed by the Bank on property, plant and equipment as of the aforementioned dates.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 15—CURRENT TAXES

a)	Current income tax provision

At the end of each year the bank recognizes an Income Tax Provision, which is determined based on the currently enacted tax legislation. Current recoverable taxes recognized as of December 31, 2014 was MCh$1,608 (taxes payable MCh$45,158 as of December 31, 2013). The income tax provision (net of recoverable taxes) is as follows:

	As of December 31,
	2013	2014
	MCh$	MCh$
Income tax.	82,327	83,800
Menos:
Monthly Provisional Payment	(32,879)	(80,044)
Tax Credit for Training Costs	(394)	(760)
Tax Credit for Donations	(519)	(1,261)
Tax Credit for Property Taxes on leased real estate assets	(1,006)	(1,307)
Other taxes to be recovered (1)	(2,371)	(2,036)

Total	45,158	(1,608)

(1)	Corresponds to tax refunds of prior years

b)	Effect on income

The tax expense for the years ended December 31, 2014 and 2013 is comprised of the following items:

	As of December 31,
	2012	2013	2014
	MCh$	MCh$	MCh$
Income Tax Expense
Current tax expense	(31,913)	(82,327)	(83,800)
Deferred taxes
Deferred tax expenses / (benefit)	9,488	18,940	1,190

Subtotal	(22,425)	(63,387)	(82,610)
Others	(488)	(1,104)	(243)

Net expense for income taxes	(22,913)	(64,491)	(82,853)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

c)	Effective tax rate reconciliation

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2014 and 2013.

The nominal tax rates of the countries where consolidated subsidiaries are located are:

Country	2012	2013	2014
	Rate	Rate	Rate
Chile	20%	20%	21%
Colombia (see (2) below)	33%	34%	34%
United States	34%	34%	34%

	As of December 31,
	2012		2013		2014
	Tax Rate	Amount	Tax Rate	Amount	Tax Rate	Amount
	%	MCh$	%	MCh$	%	MCh$
Calculation of Statutory Rate	20.0	28,413	20.0	46,348	21.0	72,397
Permanent and other differences (*)	(6.4)	(9,119)	4.4	10,798	2.6	11,727
Effect of rate change Chile (1)	0.1	204	0.0	—	(0.1)	(369)
Effect of rate change Colombia (2)	0.0	0	0.0	(82)	0.3	890
Intangible assets business combination	(0.9)	(1,262)	(3.7)	(8,531)	(5.4)	(18,496)
Effect of rates New York subsidiary (**)	0.8	1,097	0.6	1,421	0.2	704
Effect of rates Colombia (**)	2.5	3,580	6.2	14,537	4.6	16,000

	16.1	22,913	27.5	64,491	23.2	82,853

(*)	This line contains the foreign exchange effects of translation to presentation currency for the New York branch and consolidated subsidiaries in Colombia.
(**)	This line reflects the differences in tax rates in other jurisdictions, based on the Bank’s consolidated results.
(1)	Law No. 20,455 of 2010 modified the corporate tax rate on profits obtained in 2011 and 2012, leaving the rate at 20% and 18.5%, respectively. However, Law 20,630 published in the Official Gazette on December 27, 2012, permanently increased the corporate income tax rate from its current rate of 18.5% to 20% for operations accounted for as of January 1, 2012.

In September 2014, Law 20,780 was published in the Official Gazette. The law modifies the income tax system in order to increase revenue collection to finance education reform, make taxation more equitable and improve the current tax system.

One of the most important changes introduced by the tax reform is the creation of two separate taxation systems in the Income Tax Law: the “attributed income” system and the “semi-integrated” system. This law also called for a gradual increase in the corporate income tax rate from 20% in 2013 to:

Years	2014	2015	2016
Rates	21%	22.5%	24%

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

Beginning in 2017, the applicable tax rate will depend on the tax system chosen. Taxpayers choosing the “Attributed Income” system will have a final rate of 25% while those choosing the “Semi-Integrated” system will have a transitory rate of 25.5% in 2017 and a final rate of 27% in 2018 and beyond.

The impact of this rate change on deferred taxes resulted in a credit to profit for the period of MCh$369.

(2) In December 2014, Law 1,739 was published in Colombia. This new law modified both the Tax Statutes and Law 1,607 and also created mechanisms to prevent tax evasion.

Among the more important modifications introduced by the Colombian tax reform were a gradual and transitory increase in income taxes between 2015 and 2018. This modification will raise the income tax rate in Colombia from 34%, in effect for commercial year 2014, to:

Years	2015	2016	2017	2018
Rates	39%	40%	42%	43%

It will return to 34% in 2019 and beyond.

The impact of this rate change on deferred taxes resulted in a charge to profit for the period of MCh$890 (credit of MCh$82 in 2013 for the effect of the tax reform in Law 1,607 on December 26, 2012).

d) Other comprehensive income – tax effects

The table below sets for a summary of the deferred tax effect on other comprehensive income for the periods ended December 31, 2013 and 2014, which consists of the following items:

i)	Tax effect of “OCI” that will be reclassified to profit in subsequent periods:

	As of December 31,
	2012	2013	2014
	MCh$	MCh$	MCh$
Financial assets available-for sale	888	(911)	2,310
Hedge of a net investment in New York Branch	(147)	568	1,371
Cash flow hedge	(361)	842	(1,090)

Total charge to other comprehensive income	380	499	2,591

ii)	“OCI” that will not be reclassified subsequently to profit or loss:

	As of December 31,
	2012	2013	2014
	MCh$	MCh$	MCh$
Remeasurement of defined benefit obligation	(10,301)	3,300	1,442
Income tax relating to defined benefit obligation	3,440	(1,122)	(562)

Total charge to other comprehensive income	(6,861)	2,178	880

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

e)	Effect of deferred taxes

Below are the effects of deferred taxes on assets, liabilities assigned as a result of timing differences:

	As of December 31,
	2013			2014
	Asset	Liability	Net	Asset	Liability	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loan Provisions	35,325	—	35,325	45,209	—	45,209
Accrued interest and indexation past due portfolio	3,401	—	3,401	4,038	—	4,038
Unaccrued price difference	93	—	93	78	—	78
Personnel provisions	4,834	—	4,834	7,190	—	7,190
Miscellaneous provisions	9,421	—	9,421	14,336	—	14,336
Subsidiary tax loss	3,553	—	3,553	6,205	—	6,205
Net tax value of amortizable assets	6,832	—	6,832	10,863	—	10,863
Depreciation of property, plant and equipment	—	(5,639)	(5,639)	—	(6,465)	(6,465)
Lease division and others	—	(5,817)	(5,817)	—	(2,867)	(2,867)
Market value of financial instruments	—	(42,147)	(42,147)	—	(57,265)	(57,265)
Intangible assets Corpbanca Colombia	—	(121,757)	(121,757)	—	(108,342)	(108,342)
Intangible assets mercantile credit CorpColombia	22,505	—	22,505	24,150	—	24,150
Other	3,254	(7,013)	(3,759)	(5,026)	(5,995)	(11,021)

Total asset (liability), net	89,218	(182,373)	(93,155)	107,043	(180,934)	(73,891)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 16—OTHER ASSETS

a)	The detail of other assets is as follows:

	2013	2014
	MCh$	MCh$
Rentals in advance (1)	19,067	18,157
Accounts and Notes receivable	101,087	118,959
Prepaid expenses	20,952	34,397
Projects under development (2)	24,688	32,899
Assets for Leasing (3)	46,768	57,022
Assets received in lieu of payment (4)	4,347	5,255
Margin accounts	50,832	115,949
Other	25,377	32,629

Total	293,118	415,267

(1)	Rent paid in advance for SMU ATMs (See Note 33 Related Party Transactions, letter b))
(2)	Information system and other projects under development.
(3)	Fixed assets available for delivery under the financial leases. Within this item, are included items recovered from leasing kept for sale, corresponding to computers, furniture, and transportation equipment. These assets are available for a sale and have high probability of being sold. For most of such assets, the Bank expects to complete the sale within one year from the date when the assets are classified as available for sale and/or lease assets recovered held for sale.
(4)	The provisions for assets received in lieu of payment are recorded as a provision for the difference between initial value and any additions or currency restatement and its realizable value, where the former is greater.

b)	The change due to received assets in lieu of payment during 2013 and 2014 is as follows:

	2013	2014
	MCh$	MCh$
Balance as of January 1	4,038	4,347
Receipts	4,171	3,550
sales	(3,813)	(2,691)
Provision	(49)	49

Balance as of December 31	4,347	5,255

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 17—CURRENT ACCOUNTS, DEMAND DEPOSITS, TIME DEPOSITS AND SAVING ACCOUNTS

a)	As of December 31, 2013 and 2014 “Current accounts and demand deposits” consist of the following:

	2013	2014
	MCh$	MCh$
Current Accounts	1,468,622	1,671,220
Other deposits and sight accounts	1,737,779	2,067,625
Advance payments received from customers	138,312	86,029
Other sight liabilities	106,670	130,074

Total	3,451,383	3,954,948

b)	As of December 31, 2013 and 2014 “Time deposits and saving accounts” consist of the following:

	2013	2014
	MCh$	MCh$
Time deposits	7,273,216	7,950,992
Term Savings Accounts	32,630	31,556
Other term creditor Balances	31,857	94,418

Total	7,337,703	8,076,966

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 18—BORROWINGS FROM FINANCIAL INSTITUTIONS

As of December 31, 2013 and 2014, borrowings from financial institutions include the following:

	2013	2014
	MCh$	MCh$
Loans obtained from financial institutions and the Chilean Central Bank	—	—

Subtotal	—	—

Loans obtained from local financial institutions	—	—

Subtotal	—	—

Loans obtained from foreign financial institutions
Banco Bogota - Colombia	1,505	6,058
Banco Crédito del Peru	13,168	21,201
Banco de la producción S.A. Produbanco	28,463	2,427
Banco Estado (New York)	5,264	30,470
Banco Latinoamericano de Comercio Exterior SA	10,573	—
Banco de Comercio Exterior de Colombia - Bancoldex	59,821	41,209
Bancolombia	9,405	8,512
Bank of America, N.A.	49,182	60,779
Bank of Montreal Toronto	31,571	84,693
Bank of New York	25,794	29,484
Bank of Nova Scotia	21,056	33,239
Bank of Taiwan	4,231	21,938
Bank Tokio-Mitsubishi	—	30,086
Banque Nationale Du Canada	5,264	30,086
Bladex Pamana	44,797	5,445
BNP Paribas	—	30,086
Citibank N.A.	84,171	137,745
Commerzbank A.G.	91,908	120,861
Corporacion Andina de Fomento	26,003	30,333
Deutsche Bank USA	42,696	—
Fifth Third Bank	10,566	—
Finagro - Colombia	—	10,044
Findeter S.A.-Financiera del Desarrollo Territorial	80,372	69,322
HSBC England	13,160	27,078
HSBC USA	—	30,086
ING Bank N.V Amsterdam	54,095	442
JP Morgan Chase	10,528	—
Mercantil Commercebank	15,266	23,965
Mizuho Bank	—	30,086
OCBC Bank	21,056	24,069
Royal Bank of Scotland	18,424	27,078
Standard Chartered Bank	168,621	107,236
Sumitomo Mitsui Banking Corporation	74,049	84,907
Toronto Dominion Bank	20,181	—
Wachovia Bank, N.A.	26,049	—
Wells Fargo Bank, N.A.	91,170	146,362
Other banks	115,431	126,596

Subtotal	1,273,840	1,431,923

Total	1,273,840	1,431,923

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

The detail of borrowings from financial institutions by maturity is as follows:

	2013	2014
	MCh$	MCh$
Due within 1 year	1,159,661	934,076
Due within 1 year but within 2 years	30,018	384,363
Due within 2 years but within 3 years	11,270	26,961
Due within 3 years but within 4 years	8,975	17,263
Due within 5 years but within 5 years	8,639	11,073
Due after 5 years	55,277	58,187

	1,273,840	1,431,923

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 19—DEBT ISSUED AND OTHER FINANCIAL OBLIGATIONS

a)	As of December 31, 2013 and 2014 the composition of these items is as follows:

	2013	2014
	MCh$	MCh$
I. Debt issued
Letters of credit	118,489	98,444
Bonds	1,521,952	2,078,358
Subordinated bonds	774,116	902,248
Subtotal	2,414,557	3,079,050

II. Other financial obligations
Public Sector liabilities	7,458	5,378
Borrowings from domestic financial institutions	8,227	8,673
Foreign Borrowings	1,122	1,371
Subtotal	16,807	15,422

Total	2,431,364	3,094,472

b)	Debt classified as short term includes demand obligations or obligations that will mature in less than one year. All other debt is classified as long term, and is detailed as follows:

	As of December 31, 2013
	Long Term	Short Term	Total
	MCh$	MCh$	MCh$
Letters of credit	98,859	19,630	118,489
Bonds	1,464,497	57,455	1,521,952
Subordinated bonds	774,116	—	774,116

I. Debt issued	2,337,472	77,085	2,414,557

II. Other financial obligations	7,317	9,490	16,807

	As of December 31, 2014
	Long Term	Short Term	Total
	MCh$	MCh$	MCh$
Letters of credit	81,330	17,114	98,444
Bonds	1,858,576	219,782	2,078,358
Subordinated bonds	902,248	—	902,248

I. Debt issued	2,842,154	236,896	3,079,050

II. Other financial obligations	5,161	10,261	15,422

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

c)	The detail of letter of credit by maturity is as follows:

	2013	2014
	MCh$	MCh$
Due within 1 year	19,630	17,114
Due after 1 year but within 2 years	15,187	10,100
Due after 2 years but within 3 years	11,040	10,776
Due after 3 years but within 4 years	11,513	9,133
Due after 4 years but within 5 years	9,186	8,302
Due after 5 years	51,933	43,019

Total	118,489	98,444

d)	The detail of bonds issued is as follows:

				2013	2014
	Expiration	Interest rate	Currency
	Date			MCh$	MCh$
BCOR-J0606	6/1/2016	4.00%	UF	23,069	14,547
BCOR-L0707	7/1/2017	3.40%	UF	94,336	99,961
Bonds-R0110	7/9/2020	4.00%	UF	121,828	126,487
Bonds-AI0710	7/1/2020	3.00%	UF	111,246	118,391
Bonds-AD0710	7/1/2015	3.00%	UF	47,066	50,209
Bonds-Q0110	1/9/2015	3.60%	UF	113,310	119,998
Bonds-O0110	7/9/2015	6.30%		$22,966	23,103
Bonds-P0110	7/9/2020	7.30%		$23,917	23,875
BCORAG0710	7/1/2018	3.00%	UF	—	74,969
BCORAE0710	7/1/2016	3.00%	UF	236,526	250,420
BCORAF0710	7/1/2017	3.00%	UF	143,288	153,013
BCORUSDD0118	1/15/2018	3.125%	US	382,465	439,350
BCORUSD0919	9/7/2020	3.88%	US	—	450,959
Financial Flat rate Bonds	2/9/2016	12.36%	US	3,333	—
Financial Bonds UVR	8/3/2018	6.36%	US	14,210	13,456
Financial Bonds DTF	2/9/2014	6.08%	US	471	2,898
Financial Bonds IBR	8/3/2014	5.10%	US	24,293	—
Financial Bonds IPC	12/10/2019	6.18%	US	159,628	116,722

Total				1,521,952	2,078,358

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

e)	The detail of bonds issued by maturity is as follows:

	2013	2014
	MCh$	MCh$
Due within 1 year	57,455	219,782
Due after 1 year but within 2 years	212,046	282,611
Due after 2 years but within 3 years	280,038	282,109
Due after 3 years but within 4 years	270,054	552,030
Due after 4 years but within 5 years	422,305	472,092
Due after 5 years	280,054	269,734

Total	1,521,952	2,078,358

f)	The detail of subordinated bonds is as follows:

				2013	2014
	Expiration Date	Interest rate	Currency
				MCh$	MCh$
Series UCOR-Y1197	11/1/2022	6.50%	UF	8,076	7,847
Series UCOR-Z1197	11/1/2022	6.50%	UF	18,785	18,259
Series UCOR-V0808	8/1/2033	4.60%	UF	124,174	131,270
Series UCOR AA-0809	8/9/2035	4.90%	UF	113,915	120,261
Serie UCOR BN0710	7/1/2040	4.00%	UF	71,015	75,078
Serie UCOR BI0710	7/1/2035	4.00%	UF	27,817	29,372
Serie UCOR BL0710	7/1/2038	4.00%	UF	96,646	102,059
Serie UCORBF0710	7/1/2032	4.00%	UF	11,436	12,098
Serie UCORBJ0710	7/1/2036	4.00%	UF	122,899	130,053
Serie UCORBP0710	7/1/2042	4.00%	UF	33,379	35,311
Serie A - issued Corpbanca Colombia	3/30/2017	10.84%	COP	1,331	1,234
Serie A - issued Corpbanca Colombia	3/30/2019	10.79%	COP	592	548
Serie B - issued CorpBanca Colombia.	3/30/2017	IPC+6,35	COP	8,931	8,459
Serie B - issued CorpBanca Colombia.	3/30/2019	IPC+4,45	COP	27,507	25,813
Serie B - issued CorpBanca Colombia.	3/30/2017	IPC+4,45	COP	38,631	36,250
Serie AS10 - issued CorpBanca Colombia.	2/7/2023	IPC+3,89	COP	28,694	26,629
Serie AS15- issued CorpBanca Colombia.	2/7/2028	IPC+4	COP	40,288	37,389
Serie Ben USD -issued CorpBanca Colombia.	3/18/2024	Libor 6m + 4%	COP	—	104,318

Total				774,116	902,248

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

g)	The detail of subordinated bonds by maturity is as follows:

	2013	2014
	MCh$	MCh$
Due within 1 year	—	—
Due after 1 year but within 2 years	—	—
Due after 2 years but within 3 years	10,340	45,943
Due after 3 years but within 4 years	66,482	—
Due after 4 years but within 5 years	—	26,361
Due after 5 years	697,294	829,944

Total	774,116	902,248

h)	The detail of other financial obligations by maturity is as follows:

	2013	2014
	MCh$	MCh$
Due within 1 year	1,263	1,588
Due after 1 year but within 2 years	552	—
Due after 2 years but within 3 years	125	268
Due after 3 years but within 4 years	386	709
Due after 4 years but within 5 years	734	—
Due after 5 years	5,520	4,184

Total long term obligations	8,580	6,749
The detail of other short term financial obligations is as follows:
Amounts due to credit card operators	8,227	8,673
Total short term financial obligations:	8,227	8,673

Total other financial obligations	16,807	15,422

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 20—PROVISIONS

As of December 31, 2013 and 2014 the Bank has recorded the following provisions and changes in its provisions:

a.	Other provisions

The provisions as of December 31, 2013 and 2014 are as follows:

	2013	2014
	MCh$	MCh$
Provisions for employee benefits and salaries	80,801	85,965
Accrual for mandatory dividends	77,547	113,130
Allowances for contingencies	6,584	1,194

Total	164,932	200,289

Employee benefits and staff salaries

This item includes the following provisions related to: i) provisions for staff benefits and payroll, ii) provisions compensation for years of service indemnities, iii) provisions for other employee benefits and iv) provisions for vacations.

Mandatory Dividends

Corresponds to the minimum dividends to be paid.

Contingencies

Includes estimates for probable losses.

b.	The provision balance changes during 2013 and 2014, were as follows:

	As of December 31, 2013
	Employee benefits and staff salaries	Mandatory Dividends	Contingencies	Total
	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2013	73,088	60,040	3,112	136,240
Established provision	45,893	77,547	107	123,547
Provisions released	(51,769)	(60,040)	(57)	(111,866)
Helm CorpBanca bank acquisition	11,231	—	12	11,243
Other changes	2,358	—	3,410	5,768

Balance as of December 31, 2013	80,801	77,547	6,584	164,932

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

	As of December 31, 2014
	Employee benefits and staff salaries	Mandatory Dividends	Contingencies	Total
	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2014	80,801	77,547	6,584	164,932
Established provision	24,044	113,130	—	137,174
Provisions released	(18,341)	(77,547)	(2,749)	(98,637)
Other changes	(539)	—	(2,641)	(3,180)

Balance as of December 31, 2014	85,965	113,130	1,194	200,289

Accounting effects

•	Employee benefits and staff salaries are recorded in “Personnel salaries expenses.”

•	Mandatory dividends are recorded in the Shareholders Equity Statement, against “Accrual for mandatory dividends”.

•	The contingency provisions/(releases) are included in Other Operating (Expenses)/Income, depending on whether they are debit or a credit.

The provisión balance changes during 2013 and 2014, shown below (contingencies):

	Note		2013	2014
			MCh$	MCh$
Balance as of January 1,			3,112	6,584
Established provision	32 b	)	107	—
Provisions released	32 a	)	(57)	(2,749)
Acquisition Helm			12	—
Other			3,410	(2,641)

Balance as of December 31,			6,584	1,194

c.	Provisions employee benefits and staff salaries

	2013		2014
	MCh$		MCh$
Provision for employee benefits	47,435	(*)	45,428	(*)
Provision for other employee benefits	26,088		32,897	(1)
Provision for vacations	7,278		7,640

Total	80,801		85,965

(*)	This amount includes the following:

	2013	2014
	MCh$	MCh$
Long-term employee benefits	3,349	7,167	i)
Retirement benefit plan	43,815	37,900	ii)
Others employee benefits	—	361	iii)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

(1) It includes long-term employee benefits and other employee benefits relating to Helm Bank, which benefits during 2014 were modified to conform to human resource policies of CorpBanca Colombia by legal merger (wich occurred as of June 1, 2014).

i)	Long-term employee benefits

The Bank’s employees are entitled to receive years of service awards starting with the 5th year employment anniversary and each five years thereafter. This award is paid in the month when the employee celebrates his/her corresponding employment anniversary.

1.-Assumptions used

The main assumptions used in the valuation are presented in the following tables:

Summary of economic assumptions

	2013	2014
	%	%
Discount rate(s)	5.75	6.50
Expected rate(s) of salary increase	5.00	5.50

Summary of key demographic hypotheses

Retirement Age	55 years (men) and 50 years (women), both with 20 years of service or 30 years of service with no age requirement.

Mortality	RV-08 mortality table “Annuitants Valid” Colombian market.

2.-Methodology

Cost Method

To determine the cost of benefits, the method of the projected unit credit was used (to be described, as well as treatment costs).

Method applied to assets

The plan does not have its own assets.

Others

For fiscal year 2014, it is assumed that the nominal discount rate increases from 5.75% to 6.50% annual. Additionally, the rate of wage changes of 5.0% increases to 5.5% annual.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

The movements in the present value of the defined benefit obligation and the amounts recognized in the statement of income in respect of this award are determined using the projected unit credit method and consisted of the following:

Changes in provision

	2013	2014
	MCh$	MCh$
Present value of the liability at the beginning of fiscal year	3,073	3,349
Increase in existing provision	667	1,253
Payments	(419)	(395)
Transfer of staff to June 30, 2014	—	3,819 (1)
Others	28	(859)

Total	3,349	7,167

(1)	Benefits relating to Helm Bank, which during 2014 were modified in accordance with human resource policies of CorpBanca Colombia due to legal merger (wich occurred as of June 1, 2014).

Cost of net profit

	2013	2014
	MCh$	MCh$
Current service cost	479	858
Interest expense on obligation	188	395

	667	1,253

ii)	Retirement benefit plan

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

1.-Assumptions used:

The principal assumptions used in the valuation are presented in the following tables:

Summary of economic hypotheses

	2013	2014
	%	%
Discount rate(s)	6.75	6.75
Expected rate(s) of salary increase	5.00	5.50
Inflation rate	3.00	3.00
Increase of pensions (nominal)	3.00	3.00

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

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

Method applied to assets

The plan does not have its own assets

Others

Amounts recognized in the income statement in respect of these defined benefit plans were as follows:

Changes in provision

	2013	2014
	MCh$	MCh$
Present value of the liability at the beginning of fiscal year	49,067	43,815
Interest expense on obligation	3,073	2,602
Payments	(5,476)	(3,847)
Actuarial gain	(3,300)	(1,403)
Others	451	(3,267)

Total	43,815	37,900

iii)	Severance

	2013	2014
	MCh$	MCh$
Opening defined benefit obligation	—	—
Transfer of staff to June 30, 2014	—	529
Current service cost	—	25
Interest expense on obligations	—	23
Actuarial (gains)/losses	—	(39)
Benefits paid	—	(139)
Other - exchange rate differences		(38)

Closing defined benefit obligation	—	361

iv)	Actuarial Valuation Nature

Future actuarial calculations may differ with respect to the calculations presented, due to the following factors:

•	The experience of the plans differ from those anticipated by economic and demographic hypotheses selected.

•	Changes in economic and demographic assumptions.

•	Increases or decreases expected as a natural part of the operation of the methodology for these calculations (example, the end of the amortization period or additional costs based on the funding status of the plan).

•	Changes in the characteristics of the plan or applicable law, and according to the above, there are no significant events affecting the results presented since the last valuation.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 21—OTHER LIABILITIES

As of December 31, 2013 and 2014 other liabilities are as follows:

	2013	2014
	MCh$	MCh$
Accounts payable for Helm TOB (1)	83,998	—
Accounts and notes payable (2)	61,030	160,050
Dividends payable	307	266
Valuation adjustments of hedging (3)	1,010	—
Unearned income	6,000	6,993
Various creditors	5,987	15,544
Provision for commissions and consulting fees	1,212	914
Margin accounts	19,110	204
Other liabilities	6,852	26,745

Total	185,506	210,716

(1)	Accounts payable for the Helm TOB[13] (see detail in Note 12 Investments in Other Companies, letter b)).
(2)	Group obligations for business operations, such as withholding taxes, social security contributions, balances due on purchases of materials, balances due on obligations for leasing contracts for acquisition of fixed assets and other.
(3)	Corresponds to the changes in fair value of hedged items under fair value hedges.

[13]	Takeover Bid

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 22—CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES

a) Off-balance commitments and responsibilities:

The Bank, its subsidiaries and its New York branch maintain off-balance sheet accounts as follows:

	2013	2014
	MCh$	MCh$
CONTINGENT LOANS	2,751,929	3,191,435

Collaterals and Guarantees	200,759	182,894
Collaterals and Guarantees in Chilean currency	—	—
Collaterals and Guarantees in foreign currency	200,759	182,894
Confirmed foreign letters of credit	15,762	329
Letters of credit	99,031	58,695
Performance bonds	761,728	826,235
Interbank letters of guarantee	—	—
Cleared lines of credit	1,399,496	1,592,026
Other credit commitments	275,153	531,256
Other contingent loans	—	—

THIRD PARTY OPERATIONS	1,279,978	1,714,376

Collections	22,602	10,811
Foreign Collections	13,607	5,184
Domestic Collections	8,995	5,627
Placement or sale of financial securities	—	—
Placement of public securities issues	—	—
Sale of bank transaction letters of credit	—	—
Other security sales	—	—
Transferred financial assets administered by the bank	230,511	370,791
Assets assigned to Insurance Companies	37,156	35,469
Securitized assets	—	—
Other assets assigned to third parties	193,355	335,322
Third party funds under management	1,026,865	1,332,774
Financial assets under management on behalf of third parties	1,026,865	1,332,774
Other assets under management on behalf of third parties	—	—
Financial assets acquired in own name	—	—
Other assets acquired in own name	—	—

SECURITIES CUSTODY	536,341	493,698

Securities in custody held by the bank	113,895	118,321
Securities in custody deposited in another entity	334,752	284,594
Bank-issued Securities	87,694	90,783
Term deposit notes	87,694	90,783
Saleable letters of credit	—	—
Other documents	—	—

COMMITMENTS	—	—

Underwriting transaction guarantees	—	—
Asset acquisition commitments	—	—

Total	4,568,248	5,399,509

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

The information above only includes the most significant balances.

b) Pending litigation

b.1) CorpBanca

As of the date of issuance of these financial statements, there are lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Division, present no risk of significant loss. Nevertheless, as of December 31, 2014, it has recorded provisions of MCh$207 (MCh$239 as of December 31, 2013) in compliance with IAS 37.

b.2) CorpBanca Corredores de Bolsa S.A.

According to the Bank’s Legal Services Division, as of December 31, 2013 and 2014, this company does not have any pending lawsuits that represent a risk of significant loss for the Bank. However, the company has initiated and/or is party to the following lawsuits and/or collections proceedings that could result in a loss for the Bank:

As of December 31, 2014, the subsidiary had MCh$ 212 in doubtful accounts related to customer management. In the opinion of the Bank’s general counsel, not recovering the amounts owed could result in a loss for the Bank. Therefore, the subsidiary has recorded a provision of MCh$212 in its financial statements.

Before the 5th Criminal Court of Santiago, in fraud case No. 149913-7, as part of a criminal suit filed by Banco del Estado de Chile, to which CorpBanca Corredores de Bolsa S.A. is not party, the court seized (in the Company’s opinion, improperly) Time Deposit No. 00243145 for MCh$43 (historical pesos) that Concepción S.A. Corredores de Bolsa, now CorpBanca Corredores de Bolsa S.A., had acquired from its initial beneficiary, because it was considered corpus delicti. This time deposit is fully provisioned in the Company’s financial statements and is presented net of the provision in notes and accounts receivable.

b.3) CorpBanca Administradora General de Fondos

On April 15, 2013, the Company was notified of a lawsuit brought by José Hernán Romero Salinas against CorpBanca Administradora General de Fondos S.A. filed with the 12th Civil Court of Santiago, Case No. C-17811-2012, seeking compensation for damages due to an alleged breach of contractual liability. Compensation sought amounts to MCh$138. On March 6, 2014, the court ruled that the proceedings had been abandoned. This ruling became final on March 21, 2014. Therefore, this case is currently closed.

On September 26, 2013, the Company was notified of a lawsuit brought by José Hernán Romero Salinas against CorpBanca Administradora General de Fondos S.A. filed with the 12th Civil Court of Santiago, Case No. C-9302-2013. The lawsuit petitions the court to render null and void four mutual fund investment agreements. As a result of the annulment, the plaintiff is requesting that the subsidiary be sentenced to /i/ return all funds invested in the four mutual fund investment agreements; /ii/ pay for lost profits valued at MCh$100, which is equivalent to the money that the plaintiff would have invested in fixed income mutual fund units as of the date of filing the lawsuit; and /iii/ pay the plaintiff the sum of MCh$50 for moral damages.

On December 1, 2014, the first instance ruling was issued, partially accepting the lawsuit by declaring the agreements null and void and ordering the subsidiary to refund the sum of MCh$513 for the money handed over to invest. The ruling rejected the petition for lost profits and moral damages filed by the plaintiff.

Management has estimated and provisioned a probable loss of MCh$9,928

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

b.4) Banco CorpBanca Colombia S.A.

As of the date of issuance of these financial statements, there are lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Division, present no risk of significant loss. Nevertheless, as of December 31, 2014, it has recorded provisions of MCh$3,642 (MCh$2,209 as of December 31, 2013) in compliance with IAS 37.

b.5) Other Companies Included in Consolidation

As of December, 2014 and 2013, the following companies do not have any pending lawsuits that represent a risk of significant loss for the Bank:

•	CorpBanca Asesorías Financieras S.A.

•	CorpBanca Corredores de Seguros S.A.

•	CorpLegal S.A.

•	CorpBanca New York Branch

•	SMU Corp S.A.

•	CorpBanca Investment Trust Colombia S.A.

•	CorpBanca Securities Inc.

c) Contingent loans

The following table details the Bank’s contractual obligations:

	2013	2014
	MCh$	MCh$
Sureties and guarantees	200,759	182,894
Letters of credit	99,031	58,695
Confirmed foreign letters of credit	15,762	329
Performance bonds	761,728	826,235
Amounts available on lines of credit and credit cards	1,399,496	1,592,026
Guaranteed credit by the state for Higher Education Law No. 20,027	224,265	493,824
Other	50,888	37,432

Total	2,751,929	3,191,435

d) Assets held in custody

The Bank holds the following assets under management:

	2013	2014
	MCh$	MCh$
Notes under collection	22,602	10,811
Financial assets transferred to and managed by the bank	230,511	370,791
Third party resources managed by the bank	1,026,865	1,332,774
Securities held in custody	536,341	493,698

Total	1,816,319	2,208,074

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

e) Guarantees

e.1) CorpBanca and subsidiaries

Assets given as collateral

	2013	2014
	MCh$	MCh$
Securities	2,766	3,878
Deposits	9	10
Other	10,888	13,347

Total amount given as collateral	13,663	17,235

e.2) CorpBanca Corredores de Bolsa S.A.

•	Direct commitments - As of December 31, 2013 and 2014, the Company does not have any direct commitments.

•	Real Guarantees in Assets Established in Favor of Third-Party Obligations

With the exception of guarantees that must be established in the normal course of business for legal or regulatory purposes, as of December 31, 2013 and 2014, the Company does not have any real guarantees involving Bank assets established in favor of third parties.

•	Personal guarantees - As of December 31, 2013 and 2014 and, the Company has not granted any personal guarantees.

•	Operating guarantees - In compliance with articles 30 and 31 of Law No. 18,045 (Securities Market Law), the Company has established a guarantee of UF 4,000 maturing April 22, 2016, through Compañía de Seguros de Crédito Continental S.A., designating the Santiago Stock Exchange as the creditors’ representative.

On October 29, 2013, an employee fidelity insurance policy with MUS$10 in coverage was purchased from ORION SEGUROS GENERALES, expiring October 29, 2014.

On November 29, 2014, an employee fidelity insurance policy with MUS$10 in coverage was purchased from ORION SEGUROS GENERALES, expiring November 29, 2015.

This subsidiary maintains shares in the stock exchanges to guarantee simultaneous operations for MCh$13,347 (MCh$10,888 in December 2013).

The Bank has established guarantees for MUS$100, equivalent to MCh$61, and MUS$30, equivalent to MCh$18, (MUS$100, equivalent to MCh$53, and MUS$30, equivalent to MCh$16, in December 2013), to guarantee transactions with foreign traders Pershing and Corp FX, respectively. The latter is a Chilean company engaged primarily in purchasing and selling financial assets on its own or on behalf of third parties and, in general, carrying out any type of purchase and sale transaction, arbitrage and/or any transaction or operation involving any monetary and/or financial assets, expressly including derivative contracts (swaps, forwards, options and/or arbitrage) for any type of underlying asset, in addition to receiving guarantees for the contracts and operations mentioned above, and accepting any type of mandate for these transactions involving any type of asset over which these guarantees are established.

The Company has fixed income instruments and cash deposits in the Santiago Stock Exchange to guarantee transactions in the Securities Settlement and Clearing House that totaled MCh$3,878 and MCh$795, respectively (MCh$2,766 and MCh$1,378 in December 2013, respectively).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

e.4) Other Companies Included in Consolidation

As of December 31, 2014 and 2013, the following companies have not granted any guarantees that must be disclosed in these financial statements:

•	CorpBanca Asesorías Financieras S.A.

•	CorpBanca Corredores de Seguros S.A.

•	CorpLegal S.A.

•	CorpBanca New York Branch

•	SMU CORP S.A.

•	Banco CorpBanca Colombia and Subsidiaries.

•	CorpBanca Securities Inc.

f) Other Liabilities

f.1) CorpBanca

•	The Bank is authorized to transfer to its customers any obligations for deferred customs duties arising from imports of leased assets. These transfers take place with prior authorization from the National Customs Service. As of December 31, 2014 and 2013, the Bank has not transferred any customs duties obligations to its customers.

As of December 31, 2014, lease agreements pending asset delivery amount to MCh$90,122 (MCh$99,663 in December 2013).

f.2) CorpBanca Corredores de Seguros

•	In order to comply with Art. 58, letter d) of DFL 251 of 1930, which states, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Superintendency of Securities and Insurance, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties that contract policies through the brokerage house”, the Company renewed the following policies, taking effect April 15, 2014, and expiring April 14, 2015, through Consorcio Nacional de Seguros S.A.:

2014

Effective date April 15, 2014 and expiration April 14, 2015:

Policy	Insured item	Insured Amount (UF)
10023878	Civil Liability	60,000
10023877	Guarantee	500

f.3) CorpBanca Administradora General de Fondos S.A.

On December 19, 2013, the Chilean Treasury seized the funds deposited in account No. 1244905 at CorpBanca that the Company had in that bank for a past due tax debt for MCh$22, according to Administrative File 10305-2013 (Las Condes). On December 27, 2013, the debt was paid and the Company filed a motion to release the seized assets.

On December 27, 2013, the debt was paid and the Company filed a motion to release the seized assets.

On February 7, 2014, the seized assets were released into account No. 1244905 at CorpBanca.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

f.4) Other Companies Included in Consolidation

As of December 31, 2013 and 2014, the following companies have no other obligations that must be disclosed in these financial statements:

•	CorpBanca Corredores de Bolsa S.A.

•	CorpBanca Asesorías Financieras S.A.

•	CorpLegal S.A.

•	CorpBanca New York Branch

•	SMU CORP S.A.

•	Banco CorpBanca Colombia and Subsidiaries.

•	CorpBanca Securities Inc.

g) Penalties

g.1) CorpBanca Corredores de Bolsa S.A.

During the periods ended December 31, 2014 and 2013, the Company and/or its Chief Executive Officer received the following penalties:

The Company received a penalty from the Best Practices Committee of the Santiago Stock Exchange via a Ruling dated October 4, 2013, and notified on October 9, 2013, in case number 64-2012, regarding 24 advances for simultaneous operations performed by the Company for its proprietary portfolio, in its role as short seller, that were not covered on the same day as indicated in the “Specific Audit Report of Matching of Custody and Simultaneous Operations of CorpBanca Corredores de Bolsa S.A. on February 29, 2012”, dated June 6, 2012. This committee fined the Company 300 UF. No court or administrative recourse was filed against this penalty ruling and the fine was paid.

CCLV Penalties as of December 31, 2014:

On October 14, 2014, the Company was fined 50 UF by the CCLV for hedge of net seller positions during the verification period.

On October 3, 2014, the Company was sanctioned by the CCLV for hedge of net seller positions during the complement period.

On August 21, 2014, the Company was fined 12.2 UF by the CCLV for hedge of net seller positions during the extraordinary period.

On July 22, 2014, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On July 1, 2014, the Company was sanctioned by the CCLV for hedge of net seller positions during the complement period.

On June 9, 2014, the Company was fined 10 UF by the CCLV for annulling accepted transactions.

On June 4, 2014, the Company received a penalty from the CCLV for hedge of net seller positions during the complement period.

On May 2, 2014, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On April 4, 2014, the Company was fined 5 UF by the CCLV for modifying accepted transactions.

On February 14, 2014, the Company received a penalty from the CCLV for hedge of net seller positions during the complement period.

On January 6, 2014, the Company was fined 50 UF by the CCLV for hedge of net seller positions during the extraordinary period.

During the same period, its directors have not received penalties from any regulator.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 23—SHAREHOLDERS’ EQUITY

a) Movement in Shareholders’ equity accounts (attributable to equity holders of the Bank)

As of December 31, 2013 and 2014 the Bank’s issued shares are represented by the following detail, ordinary shares authorized, subscribed and paid, with no par value, detailed below:

	Ordinary Shares	Ordinary Shares
	2013	2014
	(number of shares)	(number of shares)
Issued as of January 1	293,358,194,234	340,358,194,234
Issuance of paid shares	47,000,000,000	—
Issuance of outstanding shares	—	—
Repurchase of Bank’s issued shares (treasury shares)	—	—
Sale of bank own issued shares	—	—

Total	340,358,194,234	340,358,194,234

Capital MCh$	781,559	781,559

i. Purchases and Sales of Bank Shares

As of December 31, 2013 and 2014, there were no purchase or sale transactions by the Bank involving its own shares.

ii. Subscribed and Paid Shares

2014

As of December 31, 2014, the Bank’s paid capital is represented by 340,358,194,234 subscribed and paid common shares with no par value.

2013

At an extraordinary shareholders’ meeting held November 6, 2012, shareholders agreed to increase the Bank’s capital by issuing 47,000,000,000 common shares with no par value.

At an extraordinary meeting of the board of directors (January 15, 2013), the board made the following agreements related to the aforementioned shareholders’ meeting:

•	To preferentially offer shareholders 47,000,000,000 common shares, with no par value.

•	To set the period for exercising the preferential right on these shares as January 16, 2013 to February 14, 2013.

•	To offer the issuance preferentially to the Bank’s shareholders, who will be entitled to subscribe 0.160213694 new shares for each share registered in the Shareholders’ Registry five working days before the beginning of the first preferential period.

•	In the preferential offer process, 100% of the shares offered were subscribed for a total of Mch$291,168[14]. This amount consists of MCh$143,325 in capital and MCh$147,843 in reserves.

[14]	Information shown of Cash Flows ans Statement of Changes in Equity.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

iii. Profit Distribution

2014

•	Regarding 2013 profit, at the Ordinary General Shareholders’ Meeting held on March 13, 2014, shareholders agreed to distribute MCh$ 88,403 in earnings, representing 57% of profit for the year. The remaining 43% was left as retained earnings.

2013

•	Regarding 2012 profit, at the Ordinary General Shareholders’ Meeting held on March 7, 2013, shareholders agreed to distribute MCh$ 60,040 in earnings, representing 50% of profit for the year. The remaining 50% was left as retained earnings.

b) List of major shareholders

As of December 31, 2013 the list of major shareholders as follows:

	Common Stock Year 2013
	N° of Shares	Share %
Corp Group Banking S.A.	154,043,852,909	45.25933	%(*)
Banco Santander por cuenta de Inv. Extranjeros	25,377,118,381	7.45600%
Banco Itaú por cuenta de Inversionistas	18,653,411,916	5.48052%
Banco de Chile por cuenta de Terceros no Residentes	18,024,857,961	5.29585%
Compañía Inmobiliaria y de Inversiones SAGA Limitada	18,597,285,842	5.46403	%(1)(*)
Deutsche Bank Trust Company Americas (ADRS1)	10,139,985,500	2.97921%
Moneda S.A. AFI para Pionero Fondo de Inversión	9,974,800,000	2.93068%
Sierra Nevada Investments Chile Dos Ltda.	9,817,092,180	2.88434%
Cía. de Seguros Corpvida S.A.	7,193,390,867	2.11348%
Corpbanca Corredores de Bolsa S.A. por cuenta de Terceros	4,953,736,229	1.45545%
Inv. Las Nieves S.A.	3,790,725,224	1.11375%
Santander S.A. C de B	3,440,910,083	1.01097%
Cía. de Seguros de Vida Consorcio Nacional de Seguros S.A.	3,389,025,493	0.99572%
Bolsa de Comercio de Santiago Bolsa de Valores	2,967,790,771	0.87196%
Compañía de Seguros Corpseguros S.A.	2,928,659,561	0.86046%
BTG Pactual Chile S.A. C de B	2,829,206,389	0.83124%
Inversiones Tauro Limtada	2,822,883,095	0.82939%
SN Holding S.A.	2,713,342,266	0.79720%
Inmob. E Inversiones Boquiñeni Ltda.	2,353,758,526	0.69155%
R CC Fondo de Inversión Privado	2,221,303,931	0.65264	%(*)
Other Shareholders	34,125,057,110	10.02623%

Total	340,358,194,234	100.00000%

(1)	This group includes Deutsche Securities Corredores de Bolsa Ltda., which includes 952,160,000 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.
(*)	In summary, the Saieh Group (controlling party) has a 51.3760% interest in CorpBanca and Subsidiaries.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

As of December 31, 2014 the shareholder composition is as follows:

	Common Stock Year 2014
	N° of Shares	Share %
Corp Group Banking S.A.	148,835,852,909	43.72918	%(*)
Banco de Chile por cuenta de Terceros no Residentes	28,294,988,762	8.31330%
Banco Santander por cuenta de Inv. Extranjeros	23,071,014,201	6.77845%
Banco Itaú por cuenta de Inversionistas	23,733,292,313	6.97303%
Compañía Inmobiliaria y de Inversiones SAGA Limitada	20,918,589,773	6.14605	%(1)(*)
Deutsche Bank Trust Company Americas (ADRS)	14,042,402,000	4.12577%
Moneda S.A. AFI para Pionero Fondo de Inversión	8,949,961,000	2.62957%
Sierra Nevada Investments Chile Dos Ltda.	9,817,092,180	2.88434%
Corpbanca Corredores de Bolsa S.A. por cuenta de terceros	4,238,106,664	1.24519%
Inv. Las Nieves S.A.	3,790,725,224	1.11375%
Cía. de Seguros Corpvida S.A.	3,563,148,560	1.04688%
Cía. de Seguros de Vida Consorcio Nacional de Seguros S.A.	3,316,120,234	0.97430%
Santander S.A. C de B	3,528,163,068	1.03660%
Bolsa de Comercio de Santiago Bolsa de Valores	2,569,145,250	0.75484%
BTG Pactual Chile S.A. C de B	2,053,973,966	0.60347%
Inmob. E Inversiones Boquiñeni Ltda.	2,353,758,526	0.69155%
MBI Corredores de Bolsa S.A.	1,969,927,336	0.57878%
Consorcio C. de B. S.A.	1,918,739,065	0.56374%
Compañía de Seguros Corpseguros S.A.	2,290,479,818	0.67296%
Valores Security S.A. C. de B.	1,872,636,183	0.55020%
Other Shareholders	29,230,077,202	8.58805%

Total	340,358,194,234	100.00000%

(1)	This group includes Deutsche Securities Corredores de Bolsa Ltda., which includes 926,513,842 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.
(*)	In summary, the Saieh Group has a 49.88% interest in CorpBanca and Subsidiaries.

c) Dividends

The distribution of dividends of the Bank is as follows:

Year	Income attributable to equity holders	To reserves or retaines earnings	Intended Dividens	Percentage Distributed	N° of Shares	Dividend per share (in MC$)
	MCh$	MCh$	MCh$	%
2013 (Shareholders Meeting, February 2014)	155,093	66,690	88,403	57.00%	340,358,194,234	0.260
2012 (Shareholders Meeting, February 2013)	120,080	60,040	60,040	50.00%	340,358,194,234	0.176
2011 (Shareholders Meeting, February 2012)	122,849	—	122,849	100%	250,358,194,234	0.491

Figures are presented as required by local regulations.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

d) As of the years ended December 31, 2013 and 2014 basic earnings and diluted earnings is as follows:

	2013		2014
	N° Shares	Total	N° Shares	Total
	Millions	MCh$	Millions	MCh$
Basic and diluted earnings per share
Basic earnings per share
Net income for the period	—	162,422	—	233,997
Weighted average number of shares outstanding	337,605	—	340,358	—
Adjusted number of shares	337,605	—	340,358	—
Basic earnings per share (Chilean pesos)	—	0.48		0.69
Diluted earnings per share
Net income for the period	—	162,422	—	233,997
Weighted average number of shares outstanding	337,605	—	340,358	—
Diluted effect	—	—	—	—
Adjusted number of shares	337,605	—	340,358	—
Diluted earnings per share (Chilean pesos)	—	0.48	—	0.69

e) Valuation Accounts

Fair Value Reserve. This includes accumulated net changes in the fair value of investments available for sale until the investment is disposed of or there is a significant or prolonged decline in value.

Translation Reserves. This includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco CorpBanca (the Chilean peso).

Cash Flow Hedge Reserves. This includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability.

Foreign Investment Accounting Hedge Reserve. Corresponds to adjustments for hedges of net investments in foreign operations.

Defined benefit obligation: This includes the effects to requirements according to IAS 19.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

f) Other Comprehensive Income

Other Comprehensive Income	2012	2013	2014
	MCh$	MCh$	MCh$
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation - New York Branch - Colombia
Gains (losses) on exchange differences on translation, before tax	(25,157)	11,960	(68,673)

Other comprehensive income, before tax, exchange differences on translation	(25,157)	11,960	(68,673)

Financial instruments available - for - sale
Gains (losses) on remeasuring financial instruments available - for - sale, before tax	(5,368)	4,597	(8,059)

Other comprehensive income, before tax, financial instruments available	(5,368)	4,597	(8,059)

Cash flow hedges
Gains (losses) on cash flow hedges, before tax	3,146	(5,757)	6,145

Other comprehensive income, before tax, cash flow hedges	3,146	(5,757)	6,145

Hedges of net investment in foreign operations
Gains (losses) on hedges of net investment in foreign operations, before tax	757	(2,840)	(4,751)

Other comprehensive income, before tax, Hedges of net investment in foreign operations	757	(2,840)	(4,751)

Other comprehensive income, before tax	(26,622)	7,960	(75,338)
Income tax relating to components of other comprehensive income
Income tax relating to instruments available - for - sale	888	(911)	3,989
Income tax relating to hedges of net investment in foreign operations	(147)	568	1,371
Income tax relating to cash flow hedge	(361)	842	(1,090)

Aggregated income tax relating to components of other comprehensive income	380	499	4,270

Other comprehensive income, after tax	(26,242)	8,459	(71,068)
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation
Gains (losses) on Remeasurement of defined benefit obligation, before tax	(10,301)	3,300	955
Income tax relating to components of other comprehensive income
Income tax relating to defined benefit obligation	3,440	(1,122)	(372)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

g) Rollforward for the year ended (OCI)

i) Rollforward for the year ended (OCI) - Available for sale

	2013	2014
	MCh$	MCh$
Opening Balance, Accumulated other comprehensive income	(8,143)	(3,546)
Amount recognized in other comprehensive income for the period	12,775	11,798
Amount reclassified from equity to profit or loss for the period	(8,178)	(19,857)

Ending balance, accumulated other comprehensive income	(3,546)	(11,605)

ii) Rollforward for the year ended (OCI) - Cash flow hedges

	2013	2014
	MCh$	MCh$
Opening Balance, Accumulated other comprehensive income	570	(5,187)
Amount recognized in other comprehensive income for the period	(1,563)	(1,278)
Amount reclassified from equity to profit or loss for the period	(4,194)	7,423

Ending balance, accumulated other comprehensive income	(5,187)	958

h) Non - Controlling interest:

This item reflects the net amount of the subsidiaries’ net equity attributable to equity instruments which do not belong to the Bank either directly or indirectly, including the part that has been attributed to income for the period.

This corresponds to the net amount of equity in the subsidiaries attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them. Non-controlling interest in the subsidiary’s equity and profit for the period is detailed as follows:

The non controlling interest in the subsidiaries’ equity is summarized as follows:

As of December 31, 2012
				Other Comprehensive income
Subsidiaries	Non- controlling	Equity	Net Income	Defined benefit obligation	Financial instruments available for sale	Exchange differences on translation NY	Effect Variation Accounting Case Foreign Investment	Cash Flow Hedges Effect Change	Deferred Tax	Other Compre- hensive income	Compre- hensive Income
	%	MCh$	MCh$				MCh$		MCh$	MCh$	MCh$
SMU CORP S.A.	49.00%	3,074	(1,965)	—	—	—	—	—	—	—	(1,965)
Banco CorpBanca Colombia and subsidiaries	8.07%	51,296	2,016	—	—	—	—	—	—	—	2,016

		54,370	51	—	—	—	—	—	—	—	51

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

As of December 31, 2013
				Other Comprehensive income
Subsidiaries	Non- controlling	Equity	Net Income	Defined benefit obligation	Financial instruments available for sale	Exchange differences on translation NY	Effect Variation Accounting Case Foreign Investment	Cash Flow Hedges Effect Change	Deferred Tax	Other Compre- hensive income	Compre- hensive Income
	%	MCh$	MCh$				MCh$		MCh$	MCh$	MCh$
SMU CORP S.A.	49.00%	2,386	(1,475)	—	—	—	—	—	—	—	(1,475)
Corredora de Seguros Helm	20.00%	554	83	—	—	—	—	—	—	—	83
Banco CorpBanca Colombia and subsidiaries	33.62%	302,758	14,209	—	—	—	—	—	—	—	14,209

		305,698	12,817	—	—	—	—	—	—	—	12,817

As of December 31, 2014
				Other Comprehensive income
Subsidiaries	Non- controlling	Equity	Net Income	Defined benefit obligation	Financial instruments available for sale	Exchange differences on translation NY	Effect Variation Accounting Case Foreign Investment	Cash Flow Hedges Effect Change	Deferred Tax	Other Compre- hensive income	Compre- hensive Income
	%	MCh$	MCh$				MCh$		MCh$	MCh$	MCh$
SMU CORP S.A.	49.00%	2,743	(687)	—	—	—	—	—	—	—	(687)
Corredora de Seguros Helm	20.00%	1,761	374	—						—	374
Banco CorpBanca Colombia and subsidiaries	33.72%	321,433	40,017	487	4,261	—	—	—	(1,869)	2,879	42,896

		325,937	39,704	487	4,261	—	—	—	(1,869)	2,879	42,583

The rollforward of non-controlling interest is as follow:

	2012	2013	2014
	MCh$	MCh$	MCh$
Balances as of January 1,	2,609	54,370	305,698
Net income for the year	51	12,817	42,583
Change in non-controlling interest	2,430	3,503	(22,344)
Non-controlling interest arising on the acquisition non participation in rights to sahere increase	49,280	235,008	—

Balances as of December 31,	54,370	305,698	325,937

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

The summarized financial information of Banco CorpBanca Colombia and its subsidiaries which information represents the non-controlling interest prior to intergroup eliminations is as follows:

h.1) Dividends paid to non-controlling interests:

	2012	2013	2014
	MCh$	MCh$	MCh$
Dividends paid	—	—	—

	2012	2013	2014
	MCh$	MCh$	MCh$
Cash and deposit in banks	13,778	200,679	209,827
Loans and receivables from banks	65	4,781	34,465
Loans and receivables from customers, net	149,224	1,680,824	1,700,845
Intangible assets	38,031	156,379	137,972
Others	39,068	425,646	541,753

TOTAL ASSETS	240,166	2,468,309	2,624,862

Currents account and demand deposits	25,454	838,040	965,449
Time deposits and saving accounts	121,371	852,859	754,471
Debt issued	6,258	116,940	126,023
Others	32,713	354,772	454,606

TOTAL LIABILITIES	185,796	2,162,611	2,300,549

	2012	2013	2014
	MCh$	MCh$	MCh$
Net interest income	5,692	45,955	97,818
Net service fee income	1,606	11,016	21,968
Operating income before provision for loan losses	7,808	60,605	167,099
Total operating income, net of loan losses, interest and	(7,745)	(450,407)	134,944
Total net operating income	62	15,198	46,831
Net income for the period	51	12,817	39,704

	2012	2013	2014
	MCh$	MCh$	MCh$
Cash flow from operating activities	15,011	39,639	(103,207)
Cash flow from investing activities	(26,728)	(49,442)	(36,018)
Cash flow from financing activities	22,560	115,639	173,995

i) Dilutive effect of purchase of Helm Bank and subsidiaries

•	Dilutive effect. Since CorpBanca Chile did not participate in the capital increase of Banco CorpBanca Colombia the ownership of CorpBanca Chile decrease from 91.9314% to 66.3877% CorpBanca Chile remeasured non-controlling interest at the date of transaction at fair value and adjusted the carryng amounts of the controlling and non-controlling interest to reflect the changes in their relative interests in the subsidiary (For more information, see Statements of Changes in Shareholders’ Equity). In 2014, the interest decreased to 66.279% by the merger with Helm Bank Colombia.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 24—INTEREST INCOME AND EXPENSE

a)	The composition of interest income and inflation-indexing for the years ended December 31, 2012, 2013 and 2014 is as follows:

	As of December 31,
	2012			2013			2014
	Interest	Inflation (1)	Total	Interest	Inflation (1)	Total	Interest	Inflation (1)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal Portfolio
Investments under agreements to resell	1,604	71	1,675	15,115	20	15,135	13,518	37	13,555
Loans and receivables to banks	11,524	—	11,524	14,673	—	14,673	11,000	—	11,000
Commercial loans	407,363	47,354	454,717	536,812	43,437	580,249	629,883	114,015	743,898
Mortgage Loans	65,705	26,964	92,669	90,079	29,401	119,480	118,304	88,985	207,289
Consumer Loans	115,172	1,088	116,260	189,261	919	190,180	273,992	484	274,476
Financial investments	41,775	10,889	52,664	38,158	1,560	39,718	31,666	9,944	41,610
Other interest income	3,171	702	3,873	4,133	514	4,647	7,674	1,328	9,002
Gain (loss) from accounting hedges (*)	—	—	—	(713)	—	(713)	(291)	—	(291)

Subtotals	646,314	87,068	733,382	887,518	75,851	963,369	1,085,746	214,793	1,300,539

Impaired loan Portfolio
Interest Recovery
Commercial Loans	9,696	1,365	11,061	14,990	1,349	16,339	8,592	2,640	11,232
Mortgage Loans	723	311	1,034	1,479	629	2,108	1,556	1,697	3,253
Consumer Loans	17,507	8	17,515	25,285	5	25,290	5,093	7	5,100
Financial investments	—	—	—	—	—	—	—	—	—
Other interest income	—	—	—	—	—	—	—	—	—

Subtotals	27,926	1,684	29,610	41,754	1,983	43,737	15,241	4,344	19,585

Total Interest Income	674,240	88,752	762,992	929,272	77,834	1,007,106	1,100,987	219,137	1,320,124

b)	The detail of interest expenses for the years ended December 31, 2012, 2013 and 2014 is the following:

	As of December 31,
	2012			2013			2014
	Interests	Inflation (1)	Total	Interests	Inflation (1)	Total	Interests	Inflation (1)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Demand Deposits	(1,935)	(94)	(2,029)	(33,195)	(224)	(33,419)	(73,560)	(547)	(74,107)
Investments under agreements to repurchase	(15,697)	(54)	(15,751)	(14,569)	(167)	(14,736)	(28,107)	(35)	(28,142)
Deposits and Time Deposits	(346,776)	(12,865)	(359,641)	(352,167)	(9,476)	(361,643)	(325,316)	(23,849)	(349,165)
Borrowings from financial institutions	(14,771)	—	(14,771)	(15,987)	—	(15,987)	(21,977)	—	(21,977)
Debt issued	(70,095)	(38,460)	(108,555)	(95,368)	(32,843)	(128,211)	(119,213)	(92,057)	(211,270)
Other financial obligations	(1,073)	(264)	(1,337)	(334)	(805)	(1,139)	(274)	(567)	(841)
Other interest expenses	(24)	(1,504)	(1,528)	(379)	(857)	(1,236)	(946)	(2,506)	(3,452)
Gain (loss) from accounting hedges (*)	(2,504)	—	(2,504)	6,955	—	6,955	(286)	—	(286)

Total Interest Expenses	(452,875)	(53,241)	(506,116)	(505,044)	(44,372)	(549,416)	(569,679)	(119,561)	(689,240)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

(1)	The inflation indexing is the result of changes in the Unidades de Fomento (“UF”). The UF is an inflation-index Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.
(*)	The mark to market adjustments are presented in this line for hedging derivatives used in hedging of assets except in the case of foreign currency hedges, cash flow hedges are cross-currency, their all-in mark to market adjustment is included in the foreign exchange gain (losses) (See Note 27 Net foreign exchange income (losses)).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 25—FEES AND INCOME FROM SERVICES

Fees and income from services and the related expenses for the years ended December, 2012, 2013 and 2014 are summarized as follows:

	2012	2013	2014
	MCh$	MCh$	MCh$
Income from services fees
Lines of credit and overdrafts	12,384	13,393	11,629
Letters of credit and guarantees	7,915	9,826	12,621
Card services	16,479	25,591	37,911
Account administration	7,116	8,959	11,066
Collections, billings and payments	20,591	30,127	34,129
Management and brokerage commissions for securities	4,083	6,281	8,369
Investments in mutual funds and others	9,220	14,522	23,557
Insurance brokerage	9,024	13,615	21,025
Financial advisors	11,245	11,725	23,631
Other fees earned	6,153	9,397	16,401
Other payments for services rendered	968	1,341	1,674

Total Income from services fees	105,178	144,777	202,013

	2012	2013	2014
	MCh$	MCh$	MCh$
Expenses from services fees
Credit card transactions	(9,089)	(12,367)	(17,282)
Securities transactions	(2,480)	(3,588)	(3,922)
Commissions paid through Chilean clearing house (ACC)	(961)	(3,779)	(4,503)
Foreign trade transactions	(2,914)	(415)	(996)
Expenses from refunded commissions	(377)	(15)	(6)
Customer loyalty program	(20)	(824)	(887)
Customer loyalty program benefits	(1,133)	(1,191)	(925)
Loans services to customers	(1,195)	(1,409)	(3,692)
Fees for payroll deduction agreements	(1,365)	(613)	(4,565)
Other paid commissions	—	(2,599)	(3,645)

Total expenses from services fees	(19,534)	(26,800)	(40,423)

Net service fee income	85,644	117,977	161,590

The fees earned through transactions with letters of credit are recorded under “Interest income” within the consolidated statements of income.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 26—NET TRADING AND INVESTMENT INCOME

Trading and investment income recognized on the consolidated statements of income for the years ended December 31, 2012, 2013 and 2014 is as follows:

	2012	2013	2014
	MCh$	MCh$	MCh$
Trading instruments	19,922	10,660	37,752
Speculative financial instruments mark to market adjustment	23,677	58,471	94,279
Other financial investments at fair value with effect on profit or loss	5,764	7,741	19,862
Financial investments available-for-sale realized gain (losses) (*)	5,526	22,293	31,659
Profit on bank-issued time deposit repurchase	74	397	64
Loss on bank-issued time deposit repurchase	(158)	(478)	(376)
Other	189	2,203	453

Total trading and investment income, net	54,994	101,287	183,693

(*)	Results generated by instruments available for sale mainly composed by the following:

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 27—NET FOREIGN EXCHANGE INCOME (LOSSES)

This item includes the income earned from foreign currency trading, the differences arise from converting monetary items in a foreign currency to the functional currency and those generated by non-monetary assets in a foreign currency at the time of their disposal.

The detail of net foreign exchange gains (losses) for the years ended December 31, 2012, 2013 and 2014 is as follows:

	2012	2013	2014
	MCh$	MCh$	MCh$
Gains (losses) of foreign currency exchange differences
Net gains (losses) of foreign currency exchange positions	26,108	(18,980)	(8,627)
Other foreign currency exchange gains(losses)	3,524	1,963	3,165

Subtotals	29,632	(17,017)	(5,462)

Net earnings on exchange rate adjustments
Adjustments to loan to customers	(557)	1,427	1,860
Adjustments to investment instruments	(3,226)	713	1,448
Adjustments to other liabilities	220	(88)	(95)
Fair value gains (losses) on foreign currency hedging derivatives (1) (*)	4,627	1,059	(11,177)

Subtotal	1,064	3,111	(7,964)

Total	30,696	(13,906)	(13,426)

(1)	In this present current earnings by hedging currency assets and liabilities. Different information to revealed in Note 24 Interest Income and Expense and Note 26 Net Trading and Investment Income.
(*)	The Fair value gains (losses) on hedging derivatives as of December 31, 2012, 2013 and 2014 is as follows:

	Cash Flows (CF) or	Fair Value
	Fair Value	Assets	Liabilities	Gain/(loss)
As of December 31, 2012	(FV) Hedge	MCh$	MCh$	MCh$
Derivatives held-for-hedging
Foreign currency forwards	FV	82	284	5,365
Interest rate swaps	FV	2,978	24	838

Subtotal		3,060	308	6,203

Foreign currency forwards	CF	—	1,379	172
Interest rate swaps	CF	2,140	1,973	(1,748)

Subtotal		2,140	3,352	(1,576)

Total derivatives held-for-hedging		5,200	3,660	4,627

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

	Cash Flows (CF) or	Fair Value
	Fair Value	Assets	Liabilities	Gain/(loss)
As of December 31, 2013	(FV) Hedge	MCh$	MCh$	MCh$
Derivatives held-for-hedging
Foreign currency forwards	FV	27	—	(827)
Foreign currency swaps	FV	—	2,235	2,342
Interest rate swaps	FV	358	3,161	(5,010)

Subtotal		385	5,396	(3,495)

Foreign currency forwards	CF	6	793	(168)
Foreign currency swaps	CF	3,171	1,027	450
Interest rate swaps	CF	58	4,241	4,272

Subtotal		3,235	6,061	4,554

Total derivatives held-for-hedging		3,620	11,457	1,059

	Cash Flows (CF) or	Fair Value
	Fair Value	Assets	Liabilities	Gain/(loss)
As of December 31, 2014	(FV) Hedge	MCh$	MCh$	MCh$
Derivatives held-for-hedging
Foreign currency forwards	FV	—	—	—
Foreign currency swaps	FV	4,343	3,942	6,070
Interest rate swaps	FV	2,532	2,466	(2,637)

Subtotal		6,875	6,408	3,433

Foreign currency forwards	CF	15	6,612	(13,644)
Foreign currency swaps	CF	1,775	192	(678)
Interest rate swaps	CF	120	5,322	(288)

Subtotal		1,910	12,126	(14,610)

Total derivatives held-for-hedging		8,785	18,534	(11,177)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 28—PROVISION FOR LOAN LOSSES

The changes in provision for loan losses recorded on the income statement for the years ended December 31, 2012, 2013 and 2014 is as follows:

		For the year ended December 31, 2012
		Loans and receivables from customers
	Loans and receivables from banks	Commercial loans	Mortgage Loans	Consumer Loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Recognized provision:
Individually evaluated	(83)	(47,405)	—	(2)	(47,490)
Collectively evaluated	—	(15,861)	(6,480)	(49,719)	(72,060)

Charge to income for provisions recognized	(83)	(63,266)	(6,480)	(49,721)	(119,550	)(*)

Released provisions:
Individually evaluated	416	31,930	—	2	32,348
Collectively evaluated	—	4,687	5,995	10,068	20,750

Credit to income for provisions used	416	36,617	5,995	10,070	53,098	(*)

Recovery of assets previously written-off	—	3,824	1,039	10,014	14,877

Net charge to income	333	(22,825)	554	(29,637)	(51,575)

		For the year ended December 31, 2013
		Loans and receivables from customers
	Loans and receivables from banks	Commercial loans	Mortgage Loans	Consumer Loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Recognized provision:
Individually evaluated	(1,054)	(193,586)	—	—	(194,640)
Collectively evaluated	—	(29,038)	(7,602)	(100,783)	(137,423)

Charge to income for provisions recognized	(1,054)	(222,624)	(7,602)	(100,783)	(332,063	)(*)

Released provisions:
Individually evaluated	1,086	148,563	—	—	149,649
Collectively evaluated	—	14,027	4,604	44,244	62,875

Credit to income for provisions used	1,086	162,590	4,604	44,244	212,524	(*)

Recovery of assets previously written-off	—	5,037	1,627	10,803	17,467

Net charge to income	32	(54,997)	(1,371)	(45,736)	(102,072)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

		For the year ended December 31, 2014
		Loans and receivables from customers
	Loans and receivables from banks	Commercial loans	Mortgage Loans	Consumer Loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Recognized provision:
Individually evaluated	(269)	(133,767)	—	—	(134,036)
Collectively evaluated	—	(45,398)	(10,198)	(138,902)	(194,498)

Charge to income for provisions recognized	(269)	(179,165)	(10,198)	(138,902)	(328,534	)(*)

Released provisions:
Individually evaluated	141	91,686	—	—	91,827
Collectively evaluated	—	22,710	5,349	56,431	84,490

Credit to income for provisions used	141	114,396	5,349	56,431	176,317	(*)

Recovery of assets previously written-off	—	9,321	1,277	14,347	24,945

Net charge to income	(128)	(55,448)	(3,572)	(68,124)	(127,272)

(*)	The amounts disclosed in the Consolidated Statements of Cash Flows are detailed below:

	2012	2013	2014
	MCh$	MCh$	MCh$
Recognized provision	(119,550)	(332,063)	(328,534)
Released provisions	53,098	212,524	176,317

	(66,452)	(119,539)	(152,217)

The break down by type of loan, whether assessed collectively or individually, for established and released provision amounts, respectively, is as follows:

	For the year ended December 31, 2012.
	Established Provision			Released Provision
	Individual Analysis	Group Analysis	Total	Individual Analysis	Group Analysis	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial Loans	(47,405)	(15,861)	(63,266)	31,930	4,687	36,617
Mortgage Loans	—	(6,480)	(6,480)	—	5,995	5,995
Consumer Loans	(2)	(49,719)	(49,721)	2	10,068	10,070

	(47,407)	(72,060)	(119,467)	31,932	20,750	52,682

Banks	(83)	—	(83)	416	—	416

	(47,490)	(72,060)	(119,550)	32,348	20,750	53,098

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

	For the year ended December 31, 2013.
	Established Provision			Released Provision
	Individual Analysis	Group Analysis	Total	Individual Analysis	Group Analysis	Total	Note
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial Loans	(193,586)	(29,038)	(222,624)	148,563	14,027	162,590
Mortgage Loans	—	(7,602)	(7,602)	—	4,604	4,604
Consumer Loans	—	(100,783)	(100,783)	—	44,244	44,244

	(193,586)	(137,423)	(331,009)	148,563	62,875	211,438	10

Banks	(1,054)	—	(1,054)	1,086	—	1,086	9

	(194,640)	(137,423)	(332,063)	149,649	62,875	212,524

	For the year ended December 31, 2014.
	Established Provision			Released Provision
	Individual Analysis	Group Analysis	Total	Individual Analysis	Group Analysis	Total	Note
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial Loans	(133,767)	(45,398)	(179,165)	91,686	22,710	114,396
Mortgage Loans	—	(10,198)	(10,198)	—	5,349	5,349
Consumer Loans	—	(138,902)	(138,902)	—	56,431	56,431

	(133,767)	(194,498)	(328,265)	91,686	84,490	176,176	10

Banks	(269)	—	(269)	141	—	141	9

	(134,036)	(194,498)	(328,534)	91,827	84,490	176,317

In management’s opinion, the credit risk provisions established cover all losses that may arise from incurred losses, based on the information examined by the Bank and its subsidiaries.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 29—PERSONNEL SALARIES EXPENSES

Personnel salaries expenses for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012	2013	2014
	MCh$	MCh$	MCh$
Personnel remunerations	(72,430)	(102,967)	(131,872)
Bonuses and gratifications/awards	(37,566)	(45,009)	(57,326)
Severance indemnities	(4,429)	(3,026)	(10,231)
Training Expenses	(753)	(955)	(1,093)
Other personnel expenses	(5,536)	(13,052)	(18,790)

Total	(120,714)	(165,009)	(219,312)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 30—ADMINISTRATION EXPENSES

Administration expenses for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012	2013	2014
	MCh$	MCh$	MCh$
Maintenance and repair of fixed assets	(5,372)	(8,178)	(13,296)
Office rentals	(9,853)	(14,297)	(20,986)
Equipment rentals	(2,925)	(3,088)	(4,644)
Insurance premiums	(4,470)	(10,996)	(17,949)
Office supplies	(1,019)	(1,202)	(1,595)
IT and communications expense	(5,252)	(7,583)	(11,262)
Lighting, heating and other services	(3,657)	(4,697)	(5,545)
Security Service and transportation of securities	(1,453)	(2,213)	(1,994)
Public relations expense and staff travel expenses	(1,979)	(1,935)	(2,675)
Legal and Notary Costs	(475)	(1,435)	(795)
Technical report fees	(10,099)	(12,997)	(31,963)
Professional services fees	(599)	(1,233)	(2,366)
Securities classification fees	(66)	(180)	(121)
Penalties	(487)	(165)	(131)
Comprehensive management ATMs	(2,634)	(2,649)	(2,448)
Other administration expenses	(8,829)	(16,620)	(26,361)

Subtotal	(59,169)	(89,468)	(144,131)
Subcontracted services
Data processing	(6,580)	(9,526)	(11,688)
Sales	(168)	(307)	(779)
Loan valuation	(62)	(35)	(3,674)
Others	(5,061)	(8,455)	(10,665)

Subtotal	(11,871)	(18,323)	(26,806)
Board of Directors Expenses
Remunerations	(991)	(1,343)	(1,567)
Other Board of Directors expenses	(38)	—	(25)

Subtotal	(1,029)	(1,343)	(1,592)
Marketing and advertising	(7,494)	(6,672)	(7,205)
Real estate taxes, contributions and levies	(9,220)	(23,808)	(33,406)
Real estate taxes	(356)	(352)	(416)
Patents	(822)	(818)	(817)
Other taxes(*)	(5,266)	(18,795)	(27,145)
Contributions to SBIF	(2,776)	(3,843)	(5,028)

Subtotal	(9,220)	(23,808)	(33,406)

Total	(88,783)	(139,614)	(213,140)

(*)	This amount corresponds primarily to taxes other than income taxes that affect Banco CorpBanca Colombia and its subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 31—DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	Depreciation and amortization expenses as of December 31, 2012, 2013 and 2014 were as follows:

	As of December 31,
	2012	2013	2014	Note
	MCh$	MCh$	MCh$
Depreciation and amortization
Depreciation of property, plant and equipment	(7,192)	(12,680)	(13,827)	14
Amortization of intangible assets	(10,900)	(29,608)	(37,786)	13

Balances	(18,092)	(42,288)	(51,613)

b)	Impairment losses for the years ended December 31, 2012, 2013 and 2014 are detailed below:

	For the years ended December 31,
	2012	2013	2014
	MCh$	MCh$	MCh$
Impairment of financial investments available-for-sale	—	—	—
Impairment of financial investments held-to-maturity	—	—	—

Subtotal financial assets (a)	—	—	—

Impairment of property, plant and equipment (1)	—	—	(1,308)
Impairment of Goodwill and Intangibles	—	—	—

Subtotal Non-financial assets (b)	—	—	(1,308)

Total	—	—	(1,308)

(1)	Impairment for technological obsolescence as a result of new regulations on ATMs (decree 222 dated October 30, 2013 from the Ministry of Internal Affairs and Public Safety of Chile), accounted for in accordance with IAS 36 Impairment of Assets. See note 14 Property, Plant and Equipment, letter b).

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

Non-financial assets15

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

In accordance with IAS 36 “Impairment of Assets”, annual impairment testing is required for a CGU to which goodwill has been allocated and for intangible assets with indefinite useful lives. Different cash generating units and different intangible assets can be tested for impairment at different times during the year as long as they are carried out at the same time each year.

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

[15]	(Goodwill and intangible assets with definite/indefinite lives) were reviewed for indicator of impairment at December 31, 2014. No indicators of impairment were present.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

If an impairment loss is recognized, the deferred tax assets and liabilities related to it will also be determined by comparing the asset’s revised carrying amount to its tax basis in accordance with IAS 12 Income Taxes.

Impairment testing of goodwill and intangible assets with indefinite useful lives at December 31, 2014

1.	Goodwill Impairment Testing

The Group’s business combinations began in the first half of 2012, with CorpBanca Chile’s acquisition of Banco Santander Colombia S.A. from Banco Santander Spain16. The acquiree’s name was changed to Banco CorpBanca Colombia S.A. Following a capital increase in which CorpBanca Chile did not contribute the same proportion as its initial interest, CorpBanca Chile held a 66.27% interest in CorpBanca Colombia and subsidiaries. Subsequently, during the second half of 2013, Banco CorpBanca Colombia S.A. acquired and took control of Helm Bank and subsidiaries, (this acquisition also enabled it to enter the Panamanian market), while CorpBanca Chile acquired 80% of the shares of Helm Corredor de Seguros S.A. Lastly, on June 1, 2014, the merger between Banco CorpBanca Colombia and Helm Bank S.A. was completed in order to operate as one single bank, taking advantage of the synergies generated as a result of each bank’s area of expertise and target business segments. This is framed within the Group’s long-term strategy, which includes elements such as: To expand geographically; to increase returns from individual segments while maintaining low risk levels; to diversify and improve funding sources; to lead in costs and operating efficiency; to obtain synergies that promote growth; to cultivate a corporate culture that enables its strategy to be applied, etc.

The business combinations summarized in the preceding paragraph generated goodwill and intangible assets that must be tested for impairment in accordance with current regulations. They were allocated to the Colombia CGU, which is also identified as an operating segment17 (See Note 4 Operating Segments).

The following table details the intangible assets with indefinitive lives for 2014 and 2013:

	Note	2012	2013	2014
		MCh$	MCh$	MCh$
Trademarks		1,355	1,298	1,206
Licenses	13	49,630	50,567	46,797
Database		493	500	463
Goodwill	13	214,540	420,623	386,180

Total		266,018	472,988	434,646

The Group has conducted annual impairment testing as of December 31, 2014 and 2013. Upon evaluating whether indications of impairment exist, the relationship between its market capitalization and the carrying amount of its equity are among the main factors considered. The Group’s market capitalization is greater than the carrying amount of its equity (Price/BV around 2.2 and 2.3 times, respectively).

The variables evaluated in the projections used in the Colombia CGU take into account aspects such as:

•	In general, the Colombian banking industry should experience sustained growth in loan portfolios, backed by positive macroeconomic outlooks and opportunity for growth. This is based mainly on the fact that the Colombian economy has reported sustained growth over the last four years, which is expected to continue in coming years. This situation is reflected primarily in current GDP growth of around 4.4%, an inflation rate of around 3.0%, record low unemployment rates of 7.86%, increased bank usage rates that still leave room for growth, positive expectations from the construction sector that would entail expanding mortgage and commercial loans, the latter of which is that industry’s main product.

[16]	This transaction also included the acquisition of Santander Investment Valores Colombia S.A. (currently CorpBanca Investment Valores Colombia S.A.) and Santander Investment Trust Colombia S.A. (currently CorpBanca Investment Trust Colombia S.A.).
[17]	The Group determined that its operating segments also correspond to its reportable segments. As a result, no operating segments were aggregated to create reportable segments.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

•	CorpBanca’s market share is expected to report sustained growth in upcoming years, rising from approximately 2.8% in 2013 to close to 7% by 2019.

•	The entity posts sound solvency figures, which gives it room for reinvestment and, consequently, improved conditions for growth.

•	In terms of internal information sources, management based its projections on the following aspects: Revenue was forecasted by taking into account historical growth, which is consistent with Colombian GDP growth, economic growth expectations and the expected increase in market share as a result of the mergers, as well as growth expectations for the Colombian banking industry in general.

•	Expenses were forecasted in a similar manner, using historical growth, adjusted to account for synergies and economies of scale generated by the mergers described above.

•	Corporate tax projections use current tax rates based on the Colombian tax reform passed in December 2014.

The recoverable amount of the Colombia CGU has been determined using the income approach for valuing assets, relying mainly on the dividend discount model. This methodology considers the cash flow to be generated by dividends distributed to its shareholders on a perpetual horizon, discounted at their equity cost rate as of the valuation date in order to be able to estimate the economic value of the company’s equity, using cash flow projections derived from financial assumptions approved by senior management, and that covers a period of five years of explicit projection (until 2019), a perpetual time horizon and approximate growth in profits of 5% in perpetuity (beginning in 2019).

Senior management considers this growth rate to be justified by the acquisition of new subsidiaries in Colombia and the aspects explained above, which will enable it to attain greater market share and other potentialities.

Key assumptions used in calculating the recoverable amount

The values assigned to the key assumptions are an evaluation by senior management of future industry trends based on both external and internal sources. The key assumptions used in calculating the recoverable amount are summarized below and detailed in subsequent sections:

Key Assumptions	2014	2013
Projection period and perpetuity (years)	5	5
Perpetuity growth rates (%)	5	5
Projected inflation rates (%)	3	3
Discount rate (%)[18]	12.3	12.5
Tax rate (%)	40.4	33.5
Solvency index limit (%)	10	10

Goodwill

a.	Projection period and perpetuity.

•	The recoverable amount has been determined using cash flows based on six -month budgets approved by senior management with a discount rate of around 12%. Cash flows beyond this time horizon have been extrapolated using a growth rate of around 5.0%. This growth rate does not exceed the average long-term growth rate for the market in which the CGU operates.

[18]	An average discount rate is used since the estimate employs different tax rates because of the tax reform passed in Colombia in December 2014.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

•	Cash flow projections correspond to 5 years (until 2019) after which time a present value is calculated for cash flows in perpetuity by normalizing cash flows. This normalization is performed to increase the payment of dividends used in perpetuity without reducing the solvency ratio.

•	The growth rate of cash flows in perpetuity is approximately 5.0% nominal (represents an approximate excess of 2.0 percentage points over inflation). Projected inflation for Colombia is around 3.0%.

b. Loans and deposits.

•	Loans were projected considering an increase of around 15% annually and the deposit portfolio was projected on a correlated basis.

c. Income

•	Determined by average balances (calculated with respect to gaining market share) of mortgage loans, credit cards, commercial loans and consumer loans. Average growth rates until 2019 for interest income are around 17.5% while fee and commission income is close to 12.1%.

d. Costs.

•	Cost projections are determined primarily by average balances of time and demand deposits as well as other relevant components. Interest expense (expenses related to deposits and taxes) demonstrate growth of 18.1% up to 2019. Credit risk provisions grow around 18.0%.

e. Discount rate.

•	In order to estimate the discount rate (Ke) and the weighted average cost of capital, the capital asset pricing model was used as a framework. This models sets the rate demanded by shareholders (Ke) equal to the risk-free rate plus a premium that the investors expect to assume for the systematic risk inherent to the company.

•	The risk-free rate corresponds to U.S. treasury bonds, specifically US GT 30 and GOVT.

•	The beta measures the share price volatility for a company with respect to the general securities market. It reflects the market or systematic risk, as opposed to the company’s specific risk. We have selected a group of listed companies that operate in the Colombian banking industry. In the search for these indicators, we concentrated on companies whose main activities are similar. The betas of shares used for each of the comparable companies were taken from the Bloomberg platform. In order to adjust for the financial leverage effect of the beta of each company, the betas were “unlevered”, based on the current history of the comparable company and its debt-equity ratio to give the asset beta of each company.

•	Taxes are projected at a rate of 39% for 2015, 40% for 2016, 42% for 2017 and 43% for 2018 and 2019, in accordance with the tax reform passed in Colombia in December 2014. For the 2013 period, a tax rate of 34% was used for the first three years and after that a rate of 33%, as set by the Colombian government.

•	Because the discount rate is a variable that has a considerable impact on results, sensitivity testing was performed for that rate.

f. Dividend payments.

•	Dividend payments were used to maximize the cash flows of shareholders with the restriction that solvency (technical capital to risk-weighted assets) did not go below 10% for projected cash flow. This did not exceed the solvency limits required by regulators, which are in line with the market and future growth forecasts.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

Sensitivity to changes in key assumptions used

In determining the recoverable amount of the cash generating unit analyzed, upper management believes that no reasonable possible change in any of the aforementioned key assumptions would make the carrying amount of the unit significantly exceed its recoverable amount.

Results of Impairment Testing

The Bank concluded that the recoverable amounts of the assets tested exceed their respective carrying amounts. As a result of this analysis, senior management has not identified impairment.

2.	Impairment Testing of Intangible Assets with Indefinite Useful Lives

Licenses.

The “with or without” methodology was used for the valuation, which reflects the difference between the values of the company based on the time it would take to obtain the intangible asset and, therefore, begin to receive cash flows. The key assumptions are detailed as follows:

a.	Period of time to obtain the license. A period of 18 months was defined as the time necessary to obtain a banking license and, therefore, begin to generate cash flows.

b.	Cash flows. The same flows used for the equity valuation model were used (i.e. dividend discount).

c.	Discount rate: The cash flows were discounted at the same rate used in the equity valuation model described above. A spread of 1% is added for cash flows generated by this asset, which is in line with its nature and is presented as riskier than the average of the assets in the Statement of Financial Position.

As a result of this analysis, senior management has not identified impairment for this asset.

Trademarks.

The relief from royalty method was used, which considers the income attributable to the brands of Banco CorpBanca Colombia. It also considers a royalty equivalent to the percentage of income produced by the brands and the result of this cash flow is discounted to equity cost. The key assumptions are detailed as follows:

a.	Evolution of contribution margin. The assumptions that govern the evolution of income and costs are the same used in the valuation of CorpBanca’s economic equity.

b.	Tax Relief-From-Royalty. The royalty rate used is approximately 0.3%. The same tax rate described above is used.

c.	Marketing expenses. This uses the assumption that for the brand to continue to generate cash flows, marketing expenses must be incurred, specifically around 21% of results after the effects of the post-tax royalties.

d.	Discount rate: The cash flows were discounted at the same rate used in the equity valuation model described above. A spread of 1% is added for cash flows generated by this asset, which is in line with its nature and is presented as riskier than the average of the assets in the Statement of Financial Position.

As a result of this analysis, senior management has not identified impairment for this asset.

Databases.

For this asset, a value per user was estimated justified by the level of detail in the database and considering total customers for the Colombia segment.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

As a result of this analysis, senior management has not identified impairment for this asset.

Sensitivity to Changes in Key Assumptions Used

In determining the recoverable amount of the assets described above (in 2.1 to 2.3), senior management performed a sensitivity analysis under diverse scenarios and concluded that no reasonable possible change in any of the aforementioned key assumptions would make their carrying amount significantly exceed that amount.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 32—OTHER OPERATING INCOME AND EXPENSES

a) Other operating income

The detail of other operating income is as follows:

	Note		2012	2013	2014
			MCh$	MCh$	MCh$
Revenues for assets received in lieu of payment
Assets received in lieu of payment provision released			213	—	—
Gain on sales of assets received in lieu of payment			2,686	1,921	2,226
Others			36	71	645

Subtotal			2,935	1,992	2,871

Contingency provisions used
Other contingency provisions	20 b	)	6,606	57	2,749

Subtotal			6,606	57	2,749

Other Revenues
Gain on sales of property, plant and equipment			1,335	25,164	415
Compensation insurance companies			32	106	89

Subtotal			1,367	25,270	504

Leasing contributions revenue			1,473	1,591	2,181
Other operating income -Subsidiaries			1,271	1,146	2,561
Gain on sales of leased assets			444	334	604
Other operating income -Leasing			224	185	241
Insurance reimbursement			2,044	2,750	6,417
Change useful life intangible assets Helm Bank			—	—	2,272
Reimbursement of guarantees (Fogafin - Colombia)			—	—	1,402
Income Optirent			—	731	1,788
Income policy administration			—	397	1,481
Rental income			—	1,279	2,713
Other income			2,344	3,926	1,174

Subtotal			7,800	12,339	22,834
Total			18,708	39,658	28,958

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

b) Other operating expenses

Other operating expenses for the years ended December 31, 2012, 2013 and 2014 are the following:

	Note		2012	2013	2014
			MCh$	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Provisions for assets received in lieu of payment			—	(35)	—
Maintenance expenses of assets received in lieu of payment			(208)	(352)	(554)

Subtotal			(208)	(387)	(554)

Contingency provisions
Other contingency provisions	20 b	)	(4,902)	(107)	—

Subtotal			(4,902)	(107)	—

Other expenses
Other expenses			(20,945)	(14,740)	(23,745)

Subtotal			(20,945)	(14,740)	(23,745)

Total			(26,055)	(15,234)	(24,299)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 33—RELATED PARTY TRANSACTIONS

As defined in IAS 24, a related party is: (a) a person or a close member of that person’s family related to a reporting entity if that person (i) has control or joint control of the reporting entity; (ii) has significant influence over the reporting entity; or (iii) is a member of the key management personnel of the reporting entity or of a parent of the reporting entity. (b) an entity is related to a reporting entity if (i) the entity and the reporting entity are members of the same group; (ii) one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which theother entity is a member); (iii) both entities are joint ventures of the same third party; (iv) one entity is a joint venture of a third entity and the other entity is an associate of the third entity; (v) the entity is a post-employment benefit plan for the benefit of employees of either the reporting entity or an entity related to the reporting entity; (vi) the entity is controlled or jointly controlled by a person identified in (a) or ; (vii) a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the enity (or of a parent of the entity):

Transactions that the Bank entered into with related parties as of December 31, 2012, 2013 and 2014 are specified below:

a) Loans granted to related parties

Loan granted to related parties as of December 31, 2012, 2013 and 2014 are as fol1ows:

	Operating	Investment
As of December 31, 2013	Companies	Companies	Individuals
	Mch$	Mch$	Mch$
Loans and receivables to customers:
Commercial loans	161,421	193,076	1,915
Mortgage Loans	—	—	16,267
Consumer Loans	—	—	4,956

Loans and receivables to customers - gross	161,421	193,076	23,138
Provision for loan losses	(2,334)	(10,792)	(86)

Loans and receivables to customers, net	159,087	182,284	23,052

Other	71,457	332	2,166

	Operating	Investment
As of December 31, 2014	Companies	Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables to customers:
Commercial loans	181,576	31,351	1,741
Mortgage Loans	—	—	14,580
Consumer Loans	—	—	2,592

Loans and receivables to customers - gross	181,576	31,351	18,913
Provision for loan losses	(2,650)	(154)	(47)

Loans and receivables to customers, net	178,926	31,197	18,866

Other	76,396	312	2,304

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

b) Other transactions with related parties

For the years ended December 31, 2012, 2013 and 2014, the Bank entered into the following transactions with related parties for amounts exceeding UF 1,000.

As of December 31, 2012:
			Asset	Effect on Statement of Income
Company	Description	Notes	(Liability)	Income	(expense)
			MCh$	MCh$	MCh$
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs		—	—	2,552
Transbank S.A.	Credit Card processing		—	—	2,492
Corp Group Interhold S.A. and Corp Group Holding Inversiones Ltda.	Management advisory services		—	—	2,396
Redbanc S.A.	Automatic teller machine administration		—	—	1,539
Promoservice S.A.	Advertising services		—	—	1,438
Recaudaciones y Cobranzas S.A.	Office rent and credit collection		—	—	1,217
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing		—	—	916
Fundación Corpgroup Centro Cultural	Donations		—	—	624
Fundación Descúbreme	Donations		—	—	66
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office rent		—	—	362
Inmobiliaria e Inversiones San Francisco Ltda.	Financial advisory services		—	—	264
Empresa Periodística La Tercera S.A.	Advertising services		—	—	183
Asesorías Santa Josefina Ltda.	Financial advisory and management services		—	—	147
SMU S.A., Rendic Hnos S.A.	Prepaid rent for space for ATMs	16	20,715	—	1,726

These transactions were carried out at normal market prices prevailing at the day of the transactions.

As of December 31, 2013:
			Asset	Effect on Statement of Income
Company	Description	Notes	(Liability)	Income	(expense)
			MCh$	MCh$	MCh$
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs		—	—	2,740
Corp Group Interhold S.A. and Corp Group Holding Inversiones Ltda.	Management advisory services		—	—	2,632
Transbank S.A.	Credit Card processing		—	—	2,430
SMU S.A., Rendic Hnos S.A.	Prepaid rent for space for ATMs	16	19,067	—	1,928
Redbanc S.A.	Automatic teller machine administration		—	—	1,782
Promoservice S.A.	Advertising services		—	—	1,508
Recaudaciones y Cobranzas S.A.	Office rent and credit collection		—	—	971
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing		—	—	846
Fundación Corpgroup Centro Cultural	Donations		—	—	736
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office rent		—	—	318
Empresa Periodística La Tercera S.A.	Advertising services		—	—	163
Fundación Descúbreme	Donations		—	—	80

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

As of December 31, 2014:
			Balance	Effect on Statement of Income
Company	Description	Notes	Asset	Income	(expense)
			MCh$	MCh$	MCh$
Transbank S.A.	Credit Card processing		—	—	3,617
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs		—	—	3,067
Inversiones Corp Group Interhold Ltda.	Management advisory services		—	—	2,187
SMU S.A., Rendic Hnos S.A.	Prepaid rent for space for ATMs	16	18,157	—	2,092
Redbanc S.A.	Automatic teller machine administration		—	—	2,016
Recaudaciones y Cobranzas S.A.	Office rent and credit collection		—	—	1,943
Fundación Corpgroup Centro Cultural	Donations		—	—	1,505
Promoservice S.A.	Advertising services		—	—	1,188
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing		—	—	936
Corp Group Holding Inversiones Limitada	Advisory		—	—	618
Corp Research S.A	Management advisory services		—	—	408
Empresa Periodística La Tercera S.A.	Advertising services		—	—	282
CAI Gestion Inmobiliaria S.A	Commercial Homes (Department Stores)		—	—	219
Grupo de Radios Dial S.A	Publicity		—	—	177
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office rent		—	—	159
Hotel Corporation of Chile S.A	Accommodation, events		—	—	132
Pulso Editorial S.A	Publishing Services		—	—	111
Fundación Descúbreme	Donations		—	—	78
Corp Imagen y diseños S.A	Other services		—	—	76
Asesorias e Inversiones Rapelco Limitada S.A	Other services		—	—	49

In accordance with IAS 24, the relationship of all listed companies in the above table falls under the category “other related parties”.

c) Other assets and liabilities with related parties

As of December 31, 2013:
		Balance	Effect on Statement of
Company	Description	Asset	Income	(expense)
		MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	—	—	736
Fundación Descúbreme	Donations	—	—	80
Fundación El Golf	Donations	—	—	5

As of December 31, 2014:
		Balance	Effect on Statement of
Company	Description	Asset	Income	(expense)
		MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	—	—	1,505
Fundación Descúbreme	Donations	—	—	78
Fundación de Inclusión Social Aprendamos	Donations	—	—	5

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

d) Other assets and liabilities with related parties

	As of December 31,
	2013	2014
	MCh$	MCh$
ASSETS
Derivative financial instruments	20,589	17,686
Other assets	14,186	212
LIABILITIES
Derivative financial instruments	1,965	—
Demand deposits	67,569	84,848
Deposits and other time deposits	170,930	196,956
Other Liabilities	1,092	1,093

e) Operating income /expenses from related party transactions

	As of December 31,
	2012		2013		2014
Type of recognized income or expense	Income	Expenses	Income Expenses		Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	8,640	25,759	25,501	9,251	11,159	1,318
Income and expenses on fees and services	342	18	470	249	903	88
Gain and loss on trading	—	—	—	—	—	—
Gain and Loss on other financial transactions	—	—	311	—	—	—
Foreign currency exchanges	—	—	—	—	—	—
Operating support expense	541	13,829	525	15,994	317	20,906
Other income and expense	—	67	—	437	—	848

Total	9,523	39,673	26,807	25,931	12,379	23,160

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

f) Contracts with related parties

2013
Company	Description
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees
Transbank S.A.	Credit card management
Corp Group Interhold S.A.	Management advisory services
Corp Group Holding Inversiones Limitada	Advisory
Redbanc S.A.	ATM management
Promoservice S.A.	Promotional services
Recaudaciones y Cobranzas S.A.	Office lease and collections services
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management
Fundación Corpgroup Centro Cultural	Donations
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease
Empresa Periodística La Tercera S.A.	Advertising services
SMU S.A., Rendic Hnos S.A.	Lease ATM space

2014
Company	Description
Fundación Corpgroup Centro Cultural	Donations
Transbank S.A.	Credit Card processing
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs
Inversiones Corp Group Interhold Ltda.	Management advisory services
Redbanc S.A.	Automatic teller machine administration
Recaudaciones y Cobranzas S.A.	Office rent and credit collection
Promoservice S.A.	Advertising services
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing
Corp Group Holding Inversiones Limitada	Advisory
Empresa Periodística La Tercera S.A.	Advertising services
Corp Research S.A	Management advisory services
Fundación Descúbreme	Donations
Grupo de Radios Dial S.A	Publicity
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease
Hotel Corporation of Chile S.A	Accommodation, events
Pulso Editorial S.A	Publishing Services
SMU S.A., Rendic Hnos S.A.	Rent spaces ATMs

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

g) Remunerations to members of the board and key management personnel

Remunerations paid to key management personnel are sets forth in table below:

	As of December 31,
	2012	2013	2014
	MCh$	MCh$	MCh$
Short term employee remuneration	24,869	23,563	26,325
Severance indemnities	731	395	1,482

Total	25,600	23,958	27,807

2014

As agreed by shareholders at the Ordinary General Shareholders’ Meeting on March 13, 2014, the Directors of CorpBanca received a total of MCh$463 in compensation for the year.

Monthly remunerations for 2014 were set at 100 UF for directors and 600 UF for the chairman of the board during the ordinary shareholders’ meeting. Members of the Directors’ Committee received 150 UF, while the chairman received 250 UF.

As agreed at the same meeting, the members of the Directors’ Audit Committee were paid total fees of MCh$799.

Total compensation received by the Bank’s executives and key management personnel during the year ended December 31, 2014, amounted to MCh$17,852.

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

2012

For the year ended December 31, 2012 the members of the Board of the Directors received remuneration for MCh$552.

For the year ended December 31, 2012 the members of the Directors Committee and Audit Committee received remuneration for MCh$237.

Total compensation received by the Bank’s executives and key management personnel during the year ended December 31, 2013, amounted to MCh$16,033.

In addition, based on the bonus policy established by the Human Resources and Development Division, together with the Chief Executive Officer, senior executives received bonuses for meeting their targets.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

h) Key management personnel

As of December 31, 2012, 2013 and 2014, the composition of the Bank’s key management personnel is as follows:

	Number of Executives
Position	2013	2014
Directors	40	42
Chief Executive Officers-at the Subsidiaries	10	9
Division Managers	25	24
Department Managers	168	154
Deputy Managers	146	138
Vice President	22	19

i) Transactions with key management personnel

During 2013 and 2014 transactions with key personnel were carried out as follows:

	Income
	2012	2013	2014
	MCh$	MCh$	MCh$
Credit Cards	133	149	138
Consumer loans	490	283	133
Commercial loans	51	62	101
Mortgages loans	895	792	2,495

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 34—FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

This disclosure was prepared based on the guidelines “Fair Value of Financial Instruments” from the IFRS 13 “Fair Value Measurements”.

The following section details the main guidelines and definitions used by the Group:

Fair value. The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal19 or most advantageous20 market and is not forced (i.e. it does not consider factors specific to the Group that may influence a real transaction).

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

[19]	The market with the greatest volume and level of activity for the asset or liability.
[20]	The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

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

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

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

1.1 Determination of the fair value of financial instruments

The following table summarizes the fair values of the Bank’s main financial assets and liabilities as of December 31, 2013 and 2014, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

		2013		2014
		Carrying	Estimated	Carrying	Estimated
	Notes	Amount	Fair Value	Amount	Fair Value
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	911,088	911,088	1,169,178	1,169,178
Cash in the process of collection	5	112,755	112,755	212,842	212,842
Trading portfolio financial assets	6	431,683	431,683	685,898	685,898
Investments under agreements to resell	7	201,665	201,665	78,079	78,079
Derivative financial instruments	8	376,280	376,280	766,799	766,799
Loans and receivables from banks	9	217,944	217,944	814,209	814,209
Loans and receivables from customers	10	12,771,642	12,691,109	13,892,270	14,215,243
Financial investments available-for-sale	11	889,087	889,087	1,156,896	1,156,896
Held to maturity investments	11	237,522	231,880	190,677	190,713
LIABILITIES
Current accounts and demand deposits	17	3,451,383	3,451,383	3,954,948	3,928,982
Cash in the process of collection	5	57,352	57,352	145,771	145,771
Obligations under repurchase agreements	7	342,445	342,445	661,663	661,663
Time deposits and saving accounts	17	7,337,703	7,320,493	8,076,966	8,077,208
Derivative financial instruments	8	281,583	281,583	607,683	607,683
Borrowings from financial institutions	18	1,273,840	1,295,807	1,431,923	1,438,512
Debt issued	19	2,414,557	2,388,752	3,079,050	3,239,315
Other financial obligations	19	16,807	16,807	15,422	15,422

1.1.1. Fair Value Measurements of assets and liabilities only for disclosure purposes (non-recurring):

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their book value given their short-term nature. These items include:

•	Cash and deposits in banks

•	Cash in the process of collection

•	Investments under agreements to resell

•	Current accounts and demand deposits

•	Other financial obligations

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

Loans

The fair value of loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on the Group’s credit risk policies and methodologies: These items include:

•	Loans and receivables from banks

•	Loans and receivables from customers

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

•	Time deposits and saving accounts

•	Borrowings from financial institutions

•	Debt issued

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

1.1.2. Fair Value measurement of financial assets and liabilities (recurring)

		Fair value measurement of
		recurring items
	Note	2013	2014
		MCh$	MCh$
ASSETS
Trading portfolio financial assets	6	431,683	685,898
From the Chilean Government and Central Bank		9,852	4,822
Other instruments issued in Chile		18,715	15,883
Foreign government and Central Bank instruments		326,141	542,791
Other instruments issued abroad		64,443	110,615
Mutual fund investments		12,532	11,787
Financial investments available for sale	11	889,087	1,156,896
From the Chilean Government and Central Bank		357,334	536,928
Other instruments issued in Chile		233,633	105,891
Foreign government and Central Bank instruments		212,280	434,392
Other instruments issued abroad		85,840	79,685
Derivative financial instruments	8	376,280	766,799
Forwards		70,265	154,229
Swaps		303,535	609,526
Call Options		1,968	2,648
Put Options		512	396

Total		1,697,050	2,609,593

LIABILITIES
Derivative financial instruments	8	281,583	607,683
Forwards		62,170	140,949
Swaps		215,302	463,484
Call Options		3,549	2,564
Put Options		562	686

Total		281,583	607,683

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

•	Trading portfolio financial assets

•	Financial investments available for sale

Derivative instruments

The estimated fair value of derivative instruments is calculated using prices quoted on the market for financial instruments of similar characteristics.

The methodology therefore recognizes the credit risk of each counterparty.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

The effect of both CVA (counterparty valuation adjustement) and DVA (negative counterparty valuation adjustement) are incorporated in the valuation of a derivatives contracts.

1.2 Fair value hierarchy21

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

In the case of currency, shares and mutual funds, prices are observed directly in markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, prices are derived from identical assets or liabilities traded on an active market.

•	Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

The specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). Although the inputs are not directly observable, observable inputs are available with the needed frequency of usage.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from over-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument’s cash flows or the price volatility of an asset. Finally, cash flows are discounted.

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

•	Level 3: inputs are unobservable inputs for the asset or liability.

This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models include liquidity and credit spread adjustments, over an OIS CLP swap curve. Additionally The Group has two derivatives products in this category:

[21]	Level 2 and level 1 hierarchy instruments are not subject to adjustments of liquidity and credit spread because prices for such instruments are observed on active markets.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the counter, the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the Interest Rate Swap with the greatest market depth.

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

	As of December 31, 2013
Impact of Calibration in	Total	Volatility of American Forwards	TAB 30	TAB 90	TAB 180	TAB 360
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
American Forward USD-CLP	—	—	—	—	—	—

Basis TAB CLP	973	—	230	197	528	18
Basis TAB CLF	(1,501)	—	—	—	(102)	(1,399)

Total	(528)	—	230	197	426	(1,381)

The adjustments (CVA and DVA) are recognized periodically in the financial statements since December 2013, the portfolio of derivative contracts accumulate an effect of MCh$(2,929) as of December 31, 2014 (MCh$(2,184) as of December 31, 2013), the breakdown is as follows:

	As of December 31,
	2013		2014
	CVA	DVA	CVA	DVA
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging	—	7	(1)	10

Fair value	—	4	(1)	3

Currency Forwards	—	—	—	—
Currency Swaps	—	2	(1)	2
Interest Rate Swaps	—	2	—	1

Cash Flow	—	3	—	7

Currency Forwards	—	1	—	5
Currency Swaps	—	(1)	—	(1)
Interest Rate Swaps	—	3		3

Derivatives held for trading	(2,264)	73	(3,075)	137

Currency Forwards	(216)	14	330	5
Currency Swaps	(858)	5	(3,723)	118
Interest Rate Swaps	(1,174)	53	313	13
Currency Call Options	(12)	1	5	1
Currency Put Options	(4)	—	—	—
Total financial derivatives	(2,264)	80	(3,076)	147

Net Effect	(2,184)		(2,929)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

	As of December 31, 2014
Impact of Calibration in	Total	Volatility of American Forwards	TAB 30	TAB 90	TAB 180	TAB 360
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
American Forward USD-CLP	—	—	—	—	—	—

Basis TAB CLP	(1,452)	—	82	(377)	(1,146)	(11)
Basis TAB CLF	(539)	—	—	—	28	(567)

Total	(1,991)	—	82	(377)	(1,118)	(578)

The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
1	Shares	Various	Santiago Stock Exchange	Directly observable price.
	Mutual Funds	Asset Managers	SVS	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Stock Exchange	Internal rate of return (IRR) based on prices.
2	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market instruments	Chilean Central Bank and Chilean Treasury	Santiago Stock Exchange	Interest rate curves based on prices.
	Money market instruments	Banks	Santiago Stock Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc
3	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for December 31, 2013 and 2014.

		Fair Value Measurement at reporting date using
As of December 31, 2013	Notes	Fair Value Amount	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	6	431,683	348,525	83,158	—
Chilean Central Bank and Government securities		9,852	9,852	—	—
Other national institution securities		18,715	—	18,715	—
Foreign Institution Securities		326,141	326,141	—	—
Other foreign Securities		64,443	—	64,443	—
Mutual funds Investments		12,532	12,532	—	—
Available-for-sale securities	11	889,087	595,876	293,211	—
Chilean Central Bank and Government securities		357,334	334,910	22,424	—
Other national institution securities		233,633	—	233,633	—
Foreign Institution Securities		212,280	212,280	—	—
Other foreign Securities		85,840	48,686	37,154	—
Derivatives	8	376,280	—	340,558	35,722
Forwards		70,265	—	70,260	5
Swaps		303,535	—	267,818	35,717
Call Options		1,968	—	1,968	—
Put Options		512	—	512	—

Total		1,697,050	944,401	716,927	35,722

LIABILITIES
Derivatives	8	281,583	—	278,867	2,716
Forwards		62,170	—	62,166	4
Swaps		215,302	—	212,590	2,712
Call Options		3,549	—	3,549	—
Put Options		562	—	562	—

Total		281,583	—	278,867	2,716

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

		Fair Value Measurement at reporting date using
As of December 31, 2014	Notes	Fair Value Amount	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	6	685,898	477,084	208,814	—
Chilean Central Bank and Government securities		4,822	4,822	—	—
Other national institution securities		15,883	—	15,883	—
Foreign Institution Securities		542,791	460,475	82,316	—
Other foreign Securities		110,615	—	110,615	—
Mutual funds Investments		11,787	11,787	—	—
Available-for-sale securities	11	1,156,896	964,878	192,018	—
Chilean Central Bank and Government securities:		536,928	530,486	6,442	—
Other national institution securities		105,891	—	105,891	—
Foreign Institution Securities		434,392	434,392	—	—
Other foreign Securities		79,685	—	79,685	—
Derivatives	8	766,799	—	716,207	50,592
Forwards		154,229	—	154,216	13
Swaps		609,526	—	558,947	50,579
Call Options		2,648	—	2,648	—
Put Options		396	—	396	—

Total		2,609,593	1,441,962	1,117,039	50,592

LIABILITIES
Derivatives	8	607,683	—	605,488	2,195
Forwards		140,949	—	140,944	5
Swaps		463,484	—	461,294	2,190
Call Options		2,564	—	2,564	—
Put Options		686	—	686	—

Total		607,683	—	605,488	2,195

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

1.2.1 Transfers between level 1 and 2

The following table details transfers of assets and liabilities between Level 1 and Level 2 during 2013.

		Fair value measurement of recurring items using
As of December 31, 2013	Note	Fair Value	Level 1 to 2	Level 2 to 1
		MCh$	MCh$	MCh$
ASSETS
Trading portfolio financial assets securities	6	431,683	18,331	—
Financial instruments available for sale	11	889,087	78,712	—
Derivative financial instruments	8	376,280	—	—

Total		1,697,050	97,043	—
LIABILITIES
Derivative financial instruments	8	281,583	—	—

Total		281,583	—	—

		Fair value measurement of recurring items using
As of December 31, 2014	Note	Fair Value	Level 1 to 2	Level 2 to 1
		MCh$	MCh$	MCh$
ASSETS
Trading portfolio financial assets securities	6	685,898	—	—
Financial instruments available for sale	11	1,156,896	—	—
Derivative financial instruments	8	766,799	—	—

Total		2,609,593	—	—
LIABILITIES
Derivative financial instruments	8	607,683	—	—

Total		607,683	—	—

Transfers from Level 1 to Level 2 observed during 2013 are due fully to implementing IFRS 13, as the transferred assets are valued using zero-coupon discount curves built using quoted input for transactions with similar instruments.

1.2.2 Disclosures regarding level 3 assets and liablilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

•	Derivative financial instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

•	American forward options.

As none of these products has a market, the Bank uses valuation techniques which incorporate unobservable input.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

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

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of year-end 2014 and 2013.

Level 3 Reconciliation
As of December 31, 2013	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Net of purchases, sales and agreements	Transfers between level 1 and level 2	Closing balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	—	—	—	—	—	—
Financial assets available for sale	—	—	—	—	—	—
Derivative instruments	32,971	9,729	—	(6,978)	—	35,722

Total	32,971	9,729	—	(6,978)	—	35,722
LIABILITIES
Derivative instruments	5,813	5,703	—	(8,800)	—	2,716

Total	5,813	5,703	—	(8,800)	—	2,716

As of December 31, 2014	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Net of purchases, sales and agreements	Transfers between level 1 and level 2	Closing balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	—					—
Financial assets available for sale	—					—
Derivative instruments	35,722	21,428	—	(6,558)	—	50,592

Total	35,722	21,428	—	(6,558)	—	50,592
LIABILITIES
Derivative instruments	2,716	5,897	—	(6,418)	—	2,195

Total	2,716	5,897	—	(6,418)	—	2,195

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

NOTE 35—RISK MANAGEMENT

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

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

2.1 Quantitative and qualitative information about Credit Risk:

For CorpBanca, proper risk management in all areas, particularly regarding credit risk, is one of the core pillars of the Bank’s portfolio management efforts, striving to maintain a proper risk/return ratio.

CorpBanca’s credit risk management is based on the following key elements:

•	Loan policies.

•	Loan approval processes.

•	Sound risk culture that is consistent with the Bank’s strategy.

•	Regulatory and preventative outlook on risk.

•	Human resources with considerable expertise in loan-related decision making.

•	Active participation from Credit Risk Division in the approval process, using a market segmented structure.

•	Defined monitoring and collections processes with involvement from the Commercial, Risk, Rating and Asset Control Areas.

•	Dissemination of a risk culture throughout the Bank with internal and external training programs for the Commercial and Risk Areas.

•	The Companies Risk Division fulfills a checks-and-balances function for the commercial areas.

The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings. The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings.

These committees define individual and group exposure levels with customers as well as mitigating conditions such as collateral, loan agreements, etc.

The Bank’s risk management tool divides its portfolio into the following categories:

Normal Risk Portfolio

Watch List Portfolio

Default Portfolio

Normal Risk Portfolio

The risk involved is reviewed at the following times:

•	For each loan proposal upon initial granting, renewals and for special transactions.

•	When deemed necessary by the Rating and Asset Control Division or the Companies Credit Risk Division.

•	Whenever the account executive determines that relevant changes have occurred in any of the debtor’s risk factors that may imply greater risk.

•	Through a monthly sample provided by the warning system.

•	Through periodic review by diverse centers of responsibility.

Watch List

An asset on the watch list presents weaknesses that can correct themselves, but requires special attention from each account executive and the Rating and Asset Control Division. Payment outlooks are satisfactory but may deteriorate if these weaknesses are not corrected. Loans in this category do not necessarily present expected losses for the Bank.

To safeguard the credit quality of loans, the Bank has established that the commercial segments must maintain a minimum of 5% of the Bank’s commercial portfolio on the watch list.

The watch list is managed by the Commercial Areas. These areas must comply with action plans established by the Watch List Committee.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

The watch list is also reviewed by the Watch List Committee, which is composed of the Companies Credit Risk and/or Credit Risk Division Manager, Rating and Asset Control Division Manager and the corresponding Commercial Area Managers, based on the following timetable:

Every 4 months	Debtors are reviewed using these strategies:
	V1	Exit
	V2	Guarantee
	V3	Reduce

Every 6 months	V4	Continue
Every 2 months	V5	Structured exit
If the loan remains unpaid.

The committee reviews all debtors classified individually on the watch list, which controls 93% of the Bank’s commercial portfolio on a case-by-case basis.

The Risk Manager of each commercial segment and the Rating and Asset Control Division Manager are responsible for monitoring the account executive’s compliance with action plans and any agreements made by the Watch List Committee.

Debtors on the watch list must be included in the following action plans, depending on the type of problems that affect them:

Debtors with exit plans.
The Bank made the decision to completely eliminate the risk. For these debtors, there must be a defined payment plan.	V1

Debtors with plans to increase guarantee coverage.	V2

Debtors with plans to decrease exposure.
Decrease debt to an amount that is comfortable for the Bank.	V3

Debtors with monitoring plans.
Less degree of concern. Example: monitoring the capitalization of a company that is committed but not executed, one-time delays in payments, payment of claims questioned by the insurance company.	V4

Debtors with structured payment plans.
Defined payment plan for all debt. Only requires monitoring that installments are paid on time.	V5

Debtors declared as satisfactory assets.
They were eliminated from the system after having satisfactorily complied with agreed-upon action plans.	V0

Variables that determine the classification of an asset as on the watch list.

1. Using warning signs, which may include:

•	Qualitative aspects of debtor (some examples)

Change of owner, partner or guarantor.

Problems between partners.

Change of marital regime of guarantors.

Change of ownership of property, plant and equipment.

Labor conflicts.

Quality of financial information.

Adverse situation in industry or market in which debtor does business.

Regulatory changes.

Damage to facilities.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

•	Quantitative aspects of debtor (some examples)

Decrease in sales.

Decrease in gross or operating margins.

Increase in cash cycle (inventory permanence, age of receivables).

Increase in bank debt.

Significant withdrawals by partners.

Increase in investments in and receivables from related parties.

Major investment projects.

•	Payment behavior

Requesting continual renewals

Continuous internal overdrafts

Unpaid balances more than 30 days past due in financial system and/or past-due portfolio

Documents issued with insufficient funds

Scarce movements in current account

Unexplained labor and other violations

Number of defaults in Bank and financial system.

2. Debtor risk rating.

•	When the customer should be classified in category A6 or worse.

3. Debtor Analysis

As a result of renewals of lines of credit or requests for particular loans, the commercial and financial situation are reviewed.

•	Who classified the debtor on the watch list?

•	Account Executives

•	Risk Managers

•	Loan Approval Committees

•	Past-due Portfolio Committee

•	Rating and Asset Control Manager

•	Commercial Managers

•	To whom was the request for classification made?

Rating and Asset Control Manager

•	Who changes payment plans for debtors on the watch list or removes customers from the list?

The Rating and Asset Control Division is the only entity that can change, modify or exclude a customer from the watch list.

•	How is a customer removed from the watch list?

The request is submitted to the committee, which then studies the information and approves or rejects the request.

•	How is the Commercial Area informed of the committee’s agreements?

Through minutes issued by the Rating and Asset Control Manager.

Default Portfolio

This includes the entire portfolio managed by the Normalization Division. All customers with individual ratings of C1 or worse and all customers that have defaulted on any loan as a result of payment capacity problems, regardless of their rating, should be transferred to this division.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

The Rating and Asset Control Division reviews compliance with this provision on a monthly basis.

This portfolio is revised by the Rating and Asset Control Division each month.

Derivative Instruments

The Bank has strict controls for derivative contracts negotiated directly with its counterparties. Credit risk is limited to the fair value of contracts that are favorable for the Bank (asset position), which only represents a small fraction of the notional values of those instruments. This exposure to credit risk is managed as part of the loan limits for customers, together with potential exposure from market fluctuations. In order to mitigate risk, the Bank tends to operate with counterparty deposit margins.

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include guarantors and pledges, documentary letters of credit, bank guarantees and commitments to grant loans.

Cosignatories and sureties represent an irrevocable payment obligation. In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct indebtedness. Bank guarantees are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them.

Regarding commitments to grant loans, the Bank is potentially exposed to losses equivalent to the unused total of the commitment. However, the likely amount of the loss is less than the unused total of the commitment. The Bank monitors the maturity of lines of credit because generally long-term commitments have greater credit risk than short-term commitments.

Financial Instruments

For this type of asset, the Bank measures the probability of not being able to collect from issuers using internal and external ratings such as risk rating agencies that are independent from the Bank.

Maximum Exposure to Credit Risk

The following table presents the distribution, by financial asset, of our maximum exposure to credit risk, as of December 31, 2013 and 2014, for different balance sheet components, including derivatives, and without deducting security interests in personal or real property or other credit improvements.

		Maximum Exposure
	Notes	2013	2014
		MCh$	MCh$
Loans and receivables from banks	9	217,944	814,209
Loans and receivables from customers	10	12,771,642	13,892,270
Derivative financial instruments	8	376,280	766,799
Investments under agreements to resell	7	201,665	78,079
Financial investments available-for-sale	11	889,087	1,156,896
Held to maturity investments	11	237,522	190,677
Other assets	16	293,118	415,267

For more detail on maximum credit risk exposure and concentration by type of financial instrument, see the specific notes.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

The following table displays the concentration of credit risk by industry for financial assets:

		As of December 31, 2013			As of December 31, 2014
	Notes	Maximum gross exposure	Maximum net exposure (1)%		Maximum gross exposure	Maximum net exposure (1)%
		MCh$	MCh$		MCh$	MCh$
Manufacturing		831,804	823,633	8.96%	1,077,362	1,067,420	10.68%
Mining		786,261	778,537	8.47%	629,716	624,517	6.24%
Electricity, gas and water		497,617	492,729	5.36%	757,220	750,519	7.50%
Agriculture and Livestock		302,914	299,938	3.26%	303,029	300,132	3.00%
Forestry and wood extraction		32,525	32,205	0.35%	56,129	54,996	0.56%
Fishing		1,212	1,200	0.01%	2,199	2,154	0.02%
Transport		362,074	358,516	3.90%	328,718	325,302	3.26%
Communications		115,094	113,963	1.24%	94,681	93,843	0.94%
Construction		1,111,890	1,100,965	11.97%	1,102,304	1,090,783	10.92%
Commerce		1,469,125	1,454,694	15.82%	1,358,838	1,345,358	13.47%
Services		3,676,696	3,640,575	39.60%	3,925,713	3,888,321	38.91%
Others		98,244	97,147	1.06%	454,566	451,121	4.50%

Subtotal Commercial Loans	10 a)	9,285,456	9,194,102	100%	10,090,475	9,994,466	100%
Consumer Loans	10 a)	1,623,249	1,595,532		1,709,842	1,676,008
Mortgage Loans	10 a)	1,988,976	1,982,008		2,229,558	2,221,796

Total		12,897,681	12,771,642		14,029,875	13,892,270

(1)	Net of allowances

Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

•	For loans to companies, the main guarantees are:

•	Machinery and/or equipment

•	Projects under construction, buildings with specific purposes and urban plots or land.

•	For loans to individuals, the main guarantees are:

•	Houses,

•	Apartments and

•	Automobiles.

Credit quality by financial asset class

With regard to the quality of credits, these are described consistent with the standards issued by the Superintendency for Banks and Financial Institutions. A detail by credit quality is summarized as follows:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

	Individual Portfolio										Group Portfolio
As of December 31, 2013	Normal Portfolio						Impaired Portfolio			Total	Normal Portfolio	Impaired Portfolio	Total
	A1	A2	A3	A4	A5	A6	B1	B2	Impaired					General Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note
Loans and receivables from banks	140,017	30,469	47,595	—	—	—	—	—	—	218,081	—	—	—	218,081	9
Loans and receivable from customers
Commercial loans:
General Commercial loans	190,904	1,309,328	2,544,546	2,158,738	613,593	39,635	188,112	32,088	197,290	7,274,234	370,666	44,527	415,193	7,689,427
Foreign Trade loans	14,671	141,600	159,657	63,862	21,765	—	12,900	2,737	31,505	448,697	10,050	327	10,377	459,074
Lines of credit and overdrafts	1	1,592	4,833	7,530	1,629	154	201	33	566	16,539	10,952	444	11,396	27,935
Factored receivables	—	1,501	32,596	31,539	1,160	—	718	—	172	67,686	7,588	110	7,698	75,384
Leasing contracts	1,031	11,664	146,350	339,226	139,767	8,497	29,465	3,752	31,979	711,731	94,132	6,019	100,151	811,882
Other outstanding loans	1	277	2,692	4,660	1,594	49	205	46	949	10,473	210,798	483	211,281	221,754

Subtotal Commercial loans	206,608	1,465,962	2,890,674	2,605,555	779,508	48,335	231,601	38,656	262,461	8,529,360	704,186	51,910	756,096	9,285,456	10 a)
Consumer loans	—	—	—	—	—	—	—	—	—	—	1,579,321	43,928	1,623,249	1,623,249	10 a)
Mortgage loans	—	—	—	—	—	—	—	—	—	—	1,954,173	34,803	1,988,976	1,988,976	10 a)

Total Loans and receivable to customers	206,608	1,465,962	2,890,674	2,605,555	779,508	48,335	231,601	38,656	262,461	8,529,360	4,237,680	130,641	4,368,321	12,897,681
Financial investments	—	—	—	—	—	—	—	—			—	—	—	—

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

	Individual Portfolio										Group Portfolio
As of December 31, 2014	Normal Portfolio						Impaired Portfolio				Normal Portfolio	Impaired Portfolio
	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Total			Total	General Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note
Loans and receivables from banks	620,047	145,363	44,820	4,250	—	—	—	—	—	814,480	—	—	—	814,480	9
Loans and receivable from customers
Commercial loans:
General Commercial loans	—	440,672	1,715,679	3,006,527	2,092,385	244,994	142,492	51,957	203,352	7,898,058	357,032	47,988	405,020	8,303,078
Foreign Trade loans	—	6,821	160,843	177,597	88,026	8,926	28,230	1,243	23,993	495,679	9,497	375	9,872	505,551
Lines of credit and overdrafts	—	—	8,235	7,008	3,918	264	413	123	1,118	21,079	12,162	1,609	13,771	34,850
Factored receivables	—	—	4,574	30,570	28,474	481	29	—	65	64,193	5,643	78	5,721	69,914
Leasing contracts	—	6,762	69,110	309,153	285,389	31,491	33,432	12,244	34,070	781,651	79,812	5,029	84,841	866,492
Other outstanding loans	2	168	1,686	1,943	1,837	141	86	54	1,560	7,477	302,521	592	303,113	310,590

Subtotal Commercial loans	2	454,423	1,960,127	3,532,798	2,500,029	286,297	204,682	65,621	264,158	9,268,137	766,667	55,671	822,338	10,090,475	10 a)
Consumer loans	—	—	—	—	—	—	—	—	—	—	1,660,853	48,989	1,709,842	1,709,842	10 a)
Mortgage loans	—	—	—	—	—	—	—	—	—	—	2,192,177	37,381	2,229,558	2,229,558	10 a)

Total loans and receivable to customers	2	454,423	1,960,127	3,532,798	2,500,029	286,297	204,682	65,621	264,158	9,268,137	4,619,697	142,041	4,761,738	14,029,875
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014

The overdue analysis by financial asset class is as follows:

	As of December 31, 2013
	1-29 days	30-89 days	90 days or more	Total
	MCh$	MCh$	MCh$	MCh$
Loans and receivables to banks	—	—	—	—
Loans and receivables to customers:
Commercial loans	50,380	14,200	52,036	116,616
Mortgage loans	1,493	1,108	4,614	7,215
Consumer loans	26,007	7,449	7,441	40,897
Financial investments	—	—	—	—

Total	77,880	22,757	64,091	164,728

	As of December 31, 2014
	1-29 days	30-89 days	90 days or more	Total
	MCh$	MCh$	MCh$	MCh$
Loans and receivables to banks	—	—	—	—
Loans and receivables to customers:
Commercial loans	56,977	20,998	73,705	151,680
Mortgage loans	1,778	974	4,629	7,381
Consumer loans	32,367	14,915	4,316	51,598
Financial investments	—	—	—	—

Total	91,122	36,887	82,650	210,659

The fair value of the collateral of overdue but not impaired loans was MCh$857,110 as of December 31, 2014 (MCh$445,889 as of December 31, 2013).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The following tables details assets and liabilities by currency as of December 31, 2013 and 2014:

As of December 31, 2013	Notes	US$	Euro	Yen	Sterling pound	Colombian pesos	Other currencies	UF	Pesos	TC	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from bank	5	172,340	3,625	98	67	595,663	390	—	138,905	—	911,088
Cash in the process of collection	5	30,380	1,529	—	2,214	727	167	—	77,738	—	112,755
Trading portfolio financial assets	6	—	—	—	3	390,706	—	9,310	31,664	—	431,683
Investments under agreements to resell	7	—	—	—	—	190,005	—	772	10,888	—	201,665
Derivative financial instruments	8	191,371	—	—	—	36,507	—	—	148,402	—	376,280
Loans and receivables from banks	9	63,716	—	—	—	14,223	—	—	140,005	—	217,944
Loans and receivables from customers	10	1,205,734	4,039	—	240	4,985,764	—	3,676,190	2,885,446	14,229	12,771,642
Financial investments available-for-sale	11	74,381	—	—	—	255,782	—	201,724	349,001	8,199	889,087
Held to maturity investments	11	10,563	—	—	—	218,327	—	8,632	—	—	237,522
Investments in other companies	12	—	—	—	—	9,451	—	—	4,471	—	13,922
Intangible assets	13	118	—	—	—	360,020	—	—	481,232	—	841,370
Property, plant and equipment	14	1,140	—	—	—	60,792	—	—	36,310	—	98,242
Current taxes	15	—	—	—	—	—	—	—	—	—	—
Deferred income taxes	15	787	—	—	—	52,005	—	—	36,426	—	89,218
Other Assets	16	54,652	—	—	—	44,413	—	8	194,045	—	293,118

Total Assets		1,805,182	9,193	98	2,524	7,214,385	557	3,896,636	4,534,533	22,428	17,485,536

Current accounts and demand deposits	17	91,314	1,272	—	1	2,492,576	11	11,602	854,607	—	3,451,383
Cash in the process of collection	5	11,434	1,371	—	54	698	57	—	43,738	—	57,352
Obligations under repurchase agreements	7	10,899	—	—	—	256,455	—	—	75,091	—	342,445
Time deposits and saving accounts	17	626,742	267	—	—	2,537,342	—	377,280	3,796,071	1	7,337,703
Derivative financial instruments	8	137,037	—	—	—	19,922	—	32	124,592	—	281,583
Borrowings from financial institutions	18	836,699	3,326	—	240	433,857	—	—	282	—	1,273,840
Debt issued	19	382,466	—	—	—	347,909	—	1,637,283	46,899	—	2,414,557
Other financial obligations	19	—	—	—	—	1,122	—	6,224	8,840	621	16,807
Current income tax provision	15	715	—	—	—	17,695	—	—	26,748	—	45,158
Deferred income taxes	15	104	—	—	—	85,822	—	—	96,447	—	182,373
Provisions	20	3,424	—	—	—	67,386	—	—	94,122	—	164,932
Other Liabilities	21	92,877	2,766	98	2,226	59,543	351	914	26,731	—	185,506

Total Liabilities		2,193,711	9,002	98	2,521	6,320,327	419	2,033,335	5,193,604	622	15,753,639

Net Assets (liabilities)		(388,529)	191	—	3	894,058	138	1,863,301	(659,071)	21,806	1,731,897
Contingent loans	22	1,318,986	12,127	78	—	1,012,045	—	158,588	250,105	—	2,751,929
Net asset (liability) position		930,457	12,318	78	3	1,906,103	138	2,021,889	408,966	21,806	4,483,826

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

As of December 31, 2014	Notes	US$	Euro	Yen	Sterling pound	Colombian pesos	Other currencies	UF	Pesos	TC	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from bank	5	399,755	11,675	1,293	30	622,248	265	—	133,912	—	1,169,178
Cash in the process of collection	5	51,716	1,865	—	486	7,433	41	—	151,301	—	212,842
Trading portfolio financial assets	6	82,316	—	—	—	571,089	—	5,434	27,059	—	685,898
Investments under agreements to resell	7	—	—	—	—	50,973	—	272	26,834	—	78,079
Derivative financial instruments	8	338,506	—	—	—	115,515	—	—	312,778	—	766,799
Loans and receivables from banks	9	91,958	—	—	—	102,204	—	—	620,047	—	814,209
Loans and receivables from customers	10	1,501,179	2,586	—	—	5,044,193	6	3,903,662	3,430,948	9,696	13,892,270
Financial investments available-for-sale	11	43,068	—	—	—	479,103	—	220,478	404,580	9,667	1,156,896
Held to maturity investments	11	24,275	—	—	—	159,227	—	7,175	—	—	190,677
Investments in other companies	12	—	—	—	—	5,520	—	—	10,322	—	15,842
Intangible assets	13	103	—	—	—	321,029	—	—	436,645	—	757,777
Property, plant and equipment	14	1,345	—	—	—	52,502	—	—	38,795	—	92,642
Current taxes	15	1,018	—	—	—	590	—	—	—	—	1,608
Deferred income taxes	15	2,765	—	—	—	58,004	—	—	46,274	—	107,043
Other Assets	16	126,277	—	—	—	83,536	—	6	205,448	—	415,267

Total Assets		2,664,281	16,126	1,293	516	7,673,166	312	4,137,027	5,844,943	19,363	20,357,027

Current accounts and demand deposits	17	120,915	2,588	—	9	2,863,024	64	10,117	958,231	—	3,954,948
Cash in the process of collection	5	75,017	1,782	1,617	15	205	128	—	67,007	—	145,771
Obligations under repurchase agreements	7	131	—	—	—	652,804	—	—	8,728	—	661,663
Time deposits and saving accounts	17	1,024,704	8,388	—	—	2,237,371	—	527,356	4,279,146	1	8,076,966
Derivative financial instruments	8	268,071	—	—	—	80,876	—	640	258,096	—	607,683
Borrowings from financial institutions	18	1,025,646	3,308	—	—	402,969	—	—	—	—	1,431,923
Debt issued	19	892,149	—	—	—	373,720	—	1,766,196	46,985	—	3,079,050
Other financial obligations	19	—	—	—	—	1,371	—	4,552	9,286	213	15,422
Current income tax provision	15	—	—	—	—	—	—	—	—	—	—
Deferred income taxes	15	63	—	—	—	92,206	—	—	88,665	—	180,934
Provisions	20	5,764	—	—	—	44,657	—	—	149,868	—	200,289
Other Liabilities	21	27,988	—	—	—	69,261	—	502	112,965	—	210,716

Total Liabilities		3,440,448	16,066	1,617	24	6,818,464	192	2,309,363	5,978,977	214	18,565,365

Net Assets (liabilities)		(776,167)	60	(324)	492	854,702	120	1,827,664	(134,034)	19,149	1,791,662
Contingent loans	22	459,290	17,061	1,225	—	1,016,737	—	282,259	1,414,863	—	3,191,435
Net asset (liability) position		(316,877)	17,121	901	492	1,871,439	120	2,109,923	1,280,829	19,149	4,983,097

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

FINANCIAL RISK MANAGEMENT

Definition and Principles of Financial Risk Management

Market Risk

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

(1)	Risk Factors

(a)	Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions.

The main sources of foreign exchange risk are:

•	Positions in foreign currency (FX) within the trading book.

•	Currency mismatches between assets and liabilities in the banking book.

•	Cash flow mismatches in different currencies.

•	Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the bank’s income statement and equity. This effect is known as “translation risk”.

(b)	Indexation Rate Risk

Indexation risk is the exposure to changes in indexed units (e.g. UF, UVR or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the balance sheet may be denominated.

(c)	Interest Rate Risk

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

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin and equity.

Movements in interest rates can be explained by at least the following risk factors:

•	Systemic risk

•	Funding liquidity risk

•	Credit risk

•	Specific risk.

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

(d)	Prepayment or Call Risk

This risk arises from the possible prepayment (partial or full) of any transaction before its contractual maturity, generating the need to reinvest the freed cash flows at a different rate than that of the prepaid transaction.

(e)	Underwriting Risk

This risk arises as a result of the Bank underwriting a placement of bonds or other debt instruments, taking on the risk of coming to own the portion of the issuance that could not be placed among potential interested parties.

(f)	Correlation Risk

Correlation risk is the exposure to changes in estimated correlations between the relative value of two or more assets, or a difference between the effective and estimated correlation over the life of the transaction.

(g)	Market Liquidity Risk

Market liquidity risk is the exposure to losses as a result of the potential impact on transaction prices or costs in the sale or closure of a position. This risk is related to the particular market’s degree of depth.

(h)	Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as the exposure to changes in the perceived volatility of these factors.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

1.	Management Principles

The following principles govern the market risk management efforts of CorpBanca and its subsidiaries:

•	Business and trades are conducted in line with established policies, pre-approved limits, guidelines, procedure controls and clearly defined delegation of decision-making authority, in compliance with applicable laws and regulations.

•	The Bank’s organizational structure must ensure effective segregation of duties so that trading, monitoring, accounting and risk measurement and management are performed and reported independently using a dual-control system.

•	Trading of new products and participation in new markets can only take place if:

•	The product has been approved by the Bank’s New Product Committee.

•	A full assessment has been conducted to determine if the activity falls within the bank’s general risk tolerance and specific commercial objectives.

•	Proper controls and limits have been set for that activity.

•	The limits, terms and conditions stipulated in the authorizations are monitored on a daily basis and any excesses are reported no later than the following day.

•	Trading positions are valued each day at fair value in accordance with the Valuation Policy.

•	All trades must be executed at current market rates.

2.	Funding Liquidity Risk

a)	Definition

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

b)	Management Principles

The principles used to manage funding liquidity risk include:

•	Balancing strategic liquidity objectives with corporate profitability objectives, designing and implementing investment and financing strategies to compete with our key competitors.

•	Designing policies, limits and procedures in accordance with banking regulations, internal rules and CorpBanca’s strategic business objectives.

•	Establishing a robust framework for managing liquidity risk that guarantees that the entity will maintain sufficient liquidity, including a cushion of high-quality, unencumbered liquid assets that can be used to contend with a series of stress-generating events, including those that bring about losses or weaken sources of secured and unsecured financing.

•	Clearly establishing liquidity risk tolerance appropriate for its business strategy and its size within the financial system.

•	The Bank has a financing strategy that promotes effective diversification of funding sources and maturities. It maintains a continuous presence in the funding market with correspondent banks and select customers, maintaining close relationships and promoting diversification of funding sources. It also keeps appropriate lines of financing available, ensuring its ability to obtain liquid resources quickly. The Bank has identified the main factors of vulnerability that affect its ability to secure funds and monitors the validity of the assumptions behind estimates for obtaining funding.

•	CorpBanca actively manages its intraday liquidity positions and risks in order to punctually meet its payment and liquidation obligations both under normal circumstances as well as situations of stress, contributing to the smooth operations of the payment and settlement systems.

3.	Counterparty Risk

Credit default risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty’s inability to comply with obligations to settle derivative operations with bilateral risk.

The Bank diversifies credit risk by placing limits on the concentration of this risk in any one individual debtor, debtor group, product, industry segment or country. Such risks are continuously monitored and the limits by debtor, debtor group, product, industry and country are reviewed at least once per year and approved by the respective committees.

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

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

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

In order to guarantee the flexibility of management efforts and communication of risk levels to upper management, the following network of committees has been established:

•	Daily Committee: Meets daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.

•	Market and Proprietary Trading Committee: Meets weekly to analyze management of positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

•	Financial Management Committee: Meets biweekly to analyze management of structural interest rate and indexation risk in the banking book.

•	Liquidity Management Committee: Meets biweekly to analyze management of funding liquidity risk.

•	Asset-Liability Committee (ALCO): Meets biweekly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

•	Board of Directors The board of directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

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

In order to guarantee adherence to corporate policies and proper local execution, the corporate financial risk area and local units have the following roles and functions:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

Corporate Financial Risk Area:

•	To design, propose and document risk policies and criteria, corporate limits and decision making and control processes.

•	To generate management schemes, systems and tools, overseeing and supporting implementation so that they function effectively.

•	To know, assimilate and adapt internal and external best practices.

•	To drive commercial activity to attain risk-weighted results.

•	To consolidate, analyze and control financial risk incurred by all perimeter units.

Local Financial Risk Units:

•	To measure, analyze and control the risks under their responsibility.

•	To adapt and embrace corporate policies and procedures through local approval.

•	To define and document local policies and lead local projects.

•	To apply policies and decision-making systems to each market.

•	To adapt the organization and management schemes to corporate frameworks and rules.

C. Monitoring and Controlling Financial Risk

1.	Market Risk

(a)	Management Tools

(1)	Internal Monitoring

(a)	Limits and Warning Levels

(i)	Trading Book

The trading book consists of financial instruments that are allocated to diverse portfolios based on their strategy. The market risk of these instruments stems mainly from being recorded at fair value. As a result, changes in market conditions can directly impact their value. The following sections describe the monitoring and control structure for market risk in the trading book used during 2014.

(a)	Value at Risk (VaR)

The Value at Risk (VaR) methodology is the main tool for controlling market risk in the trading book. Its appeal lies in its providing a statistical measurement of the maximum expected loss at a certain defined level of confidence, consolidating the risk exposures with the observed distribution of market factors.

The Bank assigns global limits based on its activities in different markets. In addition, in order to complement these global limits, VaR sublimits are defined using diverse variables such as market volatility, volume, liquidity and return on capital are defined.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

The following table presents the use of VaR during 2014 for the Bank and its Chilean and foreign subsidiaries.

		VaR Statistics for Bank and Subsidiaries
		[MCh$]
		VaR with 99% confidence level
		2014
		Minimum	Average	Maximum	Last	2013
CORPBANCA CHILE	VaR Total	1,126.27	1,927.30	2,763.36	2,147.21	1,465.56
	Diversification Effect	(349.73)	(107.33)	(45.13)	(117.12)	(50.96)
	Interest Rate VaR	1,183.70	1,918.20	2,759.28	2,186.57	1,470.87
	Equity Income VaR	—	—	—	—	—
	Currency VaR	292.30	116.43	49.21	77.76	45.65
CONSOLIDATED COLOMBIA	VaR Total	138.25	286.54	709.77	695.29	256.20
	Diversification Effect	39.73	(30.32)	(192.72)	(21.00)	(13.85)
	Interest Rate VaR	97.98	283.17	708.36	694.96	329.88
	Equity Income VaR	—	—	—	—	—
	Currency VaR	0.54	33.69	194.13	21.33	11.00
CORPBANCA CORREDORES DE BOLSA S.A.	VaR Total	21.08	43.85	87.41	39.46	62.74
	Diversification Effect	35.82	(34.34)	(79.62)	(21.43)	(195.23)
	Interest Rate VaR	(20.99)	34.05	92.02	24.78	51.65
	Equity Income VaR	3.56	15.13	44.35	3.67	41.61
	Currency VaR	2.69	29.01	30.66	32.44	39.23
CORPBANCA NEW YORK	VaR Total	8.69	10.38	13.64	13.27	11.93
	Diversification Effect	—	—	—	—	—
	Interest Rate VaR	8.69	10.38	13.64	13.27	11.93
	Equity Income VaR	—	—	—	—	—
	Currency VaR	—	—	—	—	—

FIGURE 1: VAR CONSUMPTION FOR THE BANK AND ITS SUBSIDIARIES

The following graphs show the daily evolution of the VaR during 2014 for the Bank and its subsidiary in Colombia. As mentioned previously, the Var consumption of CorpBanca Chile (blue line) is consistently higher than CorpBanca Colombia (red line)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

FIGURE 2: VAR TRENDS IN CHILE AND COLOMBIA IN 2014

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

The graphs below compare the bank’s daily VaR estimates and the realized P&L over a period of 300 days in order to probe the VaR measurements’ consistency (Kupiec’s frequency test). Indeed, about 99% of the realized P&L should lie within the ±99% VaR interval. Given the time period of 300 days, there should be an expected number of 3 excesses.

As seen below, CorpBbanca Chile exhibited 2 exceptions over the considered time period, which corresponds to the Basel green zone.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

FIGURE 3: BACKTESTING TRENDS FOR CHILE IN 2014

The graph presented above shows VaR movements with data from 300 days of history and the Bank’s results in Chile. Based on the graph, during the time frame indicated, there were 2 exceptions over the daily VaR. The frequency or Kupiec test places the model within the green zone, which indicates that the model is correct and aligned with the hypotheses made and accepts exceptions generated with a frequency of close to 1%, which are also independent from one another.

FIGURE 4: BACKTESTING TRENDS FOR COLOMBIA IN 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

The figure above illustrates an exception to the daily VaR. The frequency test places the model within the green zone, which indicates that there is no evidence for rejecting the model.

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

At the same time, exchange rate risk is controlled using notional limits, giving fluidity to currency products with customers and simultaneously limiting trading positions. The following table shows the current notional limits as well as closing positions as of year-end 2014, and statistics for that year.

		As of December 31, 2014			Consumption Statistics 2014
Exchange Rate	Limit [USD]	Position [USD]	VaR 99% [CLP]	VaR Inc 99% [CLP]	Minimum [USD]	Average [USD]	Maximum [USD]
USD/CLP	55,000,000	(27,325,595)	194,938,852	84,231,891	(27,325,595)	8,880,335	48,922,929
EUR/USD	20,000,000	26,781	211,924	(137,904)	(17,954,871)	(4,021,840)	2,199,938
JPY/USD	10,000,000	68,236	849,507	(593,157)	(7,715,228)	(1,488,303)	7,451,707
GBP/USD	10,000,000	42,005	273,706	(138,463)	(1,603,774)	23,873	1,232,517
CAD/USD	10,000,000	43,896	291,351	(31,324)	(468,908)	10,856	114,667
AUD/USD	5,000,000	27,035	294,669	(14,126)	(14,835)	52,888	151,555
MXN/USD	5,000,000	13,027	116,567	57,685	(4,567,117)	(140,641)	2,184,759
PEN/USD	5,000,000	—	—	—	—	—	—
BRL/USD	5,000,000	2,265	37,824	(3,975)	(2,025,591)	(20,351)	2,916,988
COP/USD	5,000,000	—	—	—	(2,436,382)	(14,361)	2,131
NOK/USD	500,000	65,957	736,809	(250,484)	9,376	22,149	66,048
DKK/USD	500,000	19,295	150,387	(99,443)	17,480	24,488	29,862
SEK/USD	500,000	(6,187)	61,635	22,637	(287,591)	2,289	25,115
CHF/USD	500,000	70,872	637,689	(365,519)	(16,910)	78,441	218,499
WON/USD	500,000	—	—	—	—	—	—
CNY/USD	500,000	13,224	23,706	39,862	1,604	6,104	20,813

FIGURE 5: CURRENT LIMITS AND CONSUMPTION OF CURRENCY POSITIONS FOR 2014

The following tables show the trends in the most important currency positions managed in Chile, which are the U.S. dollar (USD) and the euro (EUR).

The graphs below show that the USD-CLP and EUR-USD exposures of CorpBbanca Chile (blue line) lie within the authorized limits (range between the red lines).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

FIGURE 6: EVOLUTION OF USD POSITION FOR 2014

FIGURE 7: EVOLUTION OF EUR POSITION FOR 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

The limit for Colombia uses an overall position for all currencies, which cannot exceed US$ 40 million (notional). The table below shows the aggregate position for Colombia.

FIGURE 8: EVOLUTION OF USD/CLP POSITION FOR 2014 BANCO CORPBANCA COLOMBIA

(c)	Sensitivity to Volatility

While the options portfolio is included in the VaR calculation described in the section above, the Bank also controls the risks associated with the currency options portfolio with additional limits, which promote the product as a customer necessity, more than as trading positions.

•	Gamma Risk Limit or Effect of Convexity of Options

•	Vega Risk Limit or Effect of Variability of Area of Implied Market Volatility

The following graphs show the use of limits as of year-end 2014 and trends in their use.

	As of December 31, 2014
	Limit	Value
Index	MCh$	MCh$
Gamma Risk	50	—
Vega Risk	300	214

FIGURE 9: CONSUMPTION OF GAMMA AND VEGA RISK 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

FIGURE 10: TRENDS IN GAMMA RISK 2014

FIGURE 11: TRENDS IN VEGA RISK 2014

The following figures show the use of Gamma and Vega limits as of year-end 2014, for our subsidiary in Colombia.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

Colombia
Consumption Gamma and Vega Risk
	As of December 31, 2014
Index	Limit	Value
	MCh$	MCh$
Gamma Risk	215	—
Vega Risk	89	7

FIGURE 12: CONSUMPTION OF GAMMA AND VEGA RISK 2014 CORPBANCA COLOMBIA

FIGURE 13: TRENDS IN VEGA RISK 2014 (CORPBANCA COLOMBIA)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

FIGURE14: TRENDS IN GAMMA RISK (CORPBANCA COLOMBIA)

(ii)	Banking Book

The banking book consists primarily of:

Assets:

•	Cash

•	Commercial, mortgage and consumer loans from the commercial areas.

•	Fixed-income instruments classified as available for sale or held to maturity.

Liabilities:

•	Demand deposits

•	Time deposits

•	Senior and subordinated bonds

•	Derivative instruments that qualify for hedge accounting: Derivatives that, meeting certain requirements, are given an accounting treatment different than those derivatives recorded in the trading book, the objective of which is to manage risks in the banking book.

The banking book’s main risks and the tools used to monitor, control and manage these risks are described below.

(a) Financial Investment Positions

The banking book includes a portfolio of financial investments classified as available-for-sale instruments, used to manage structural interest rate risk in the balance sheet. Exposure to this type of investments is calculated using PV01 and VaR market value sensitivities, in order to continuously monitor the volatility of book basis equity.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

(b) Sensitivity to Indexation

CorpBanca’s balance sheet presents a mismatch between inflation-indexed assets and liabilities. The Chilean market has more indexed assets than liabilities, which explains why the Bank has a mismatch of inflation-indexed assets. This is due to the existence of medium and long-term indexed assets that are financed with liabilities in Chilean pesos.

Hedge accounting is used as an effective and relatively low-cost tool to manage this risk.

The following table shows the size of the mismatch as of December 31, 2014 and the mismatch statistics during the year.

		Statistics 2014
	December 31, 2014 [MCh$]	Minimum [MCh$]	Average [MCh$]	Maximum [MCh]
Total Mismatch	640,915	475,031	885,572	1,155,321
Balance Sheet Mismatch	1,580,966	1,519,498	1,645,540	1,702,193
Derivatives Mismatch	(947,339)	(1,051,751)	(767,488)	(554,879)
Investments Mismatch	7,288	7,284	7,519	8,007

FIGURE 15: INFLATION MISMATCH AS OF YEAR-END 2014 AND STATISTICS FOR THE YEAR

The following figure shows the evolution of this mismatch during 2014, and the relative ease with which the Bank to manage this risk. During the course of the 2014 exhibition held at moderate levels.

FIGURE 16: EVOLUTION OF INFLATION MISMATCH DURING 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

(c)	Sensitivity of Financial Margin and Economic Capital

The Annual Income Sensitivity (AIS) index measures the sensitivity of the interest margin to 100 bps variations in the repricing rate for assets and liabilities during the next 12 months. The established limits are much lower than the Bank’s annual net income. During 2014, the sensitivity risk in the interest margin in Chile has remained low with a positive sensitivity to drops in interest rates.

The Market Value Sensitivity (MVS) index measures the sensitivity of the economic value (fair value) of the banking book in the event of a 100 bps increase in the valuation rates of assets and liabilities.

The tables below show the evolution of sensitivity indicators for interest margins and economic capital for Chile and Colombia.

FIGURE 17: EVOLUTION MVS AND AIS CHILE 2014

FIGURE 18: EVOLUTION MVS AND AIS COLOMBIA 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

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

The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of December 31, 2014, greater ongoing exposure was concentrated in Colombian pesos (approximately US$ 1.1 billion).

The Bank hedges part of these positions on a permanent basis using currency derivatives.

(b)	Stress Tests

These exercises allow weaknesses in positions and the balance sheet structure to be diagnosed. From this, the Bank can create a critical factor plan to be used before such scenarios come about, or a contingency plan for when the scenarios have already taken place or the estimated probability of occurrence is high.

i)	Trading Book

In addition, market stress tests can be performed to test trading book positions under diverse extreme scenarios in order to estimate the losses they would generate.

The results of the market stress tests on the trading book are reported periodically to the ALCO and the Board of Directors.

Stress tests conducted during 2014 indicated that none of the critical scenarios considered would affect the Bank’s solvency.

The list below enumerates some of the linear and historical sensitivity scenarios analyzed.

Scenario	Description

1	Parallel shift of +50 bps

2	Parallel shift of +75 bps

3	Parallel shift of +100 bps

4	Steepening of 0 to 100 bps in 5 years

5	Twist of 25 bps pivoting in 5 years

6	Shock to inflation compensation of +200 bps

7	Shock to inflation compensation of -70 bps

8	Shock of +80 bps to Libor-Camara curve

9	Fall of Lehman Brothers (September 2008)

10	Recomposition of AFP portfolios (March 2009)

FIGURE 19: TRADING BOOK

ii)	Banking Book

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

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

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

FIGURE 20: BANKING BOOK

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

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

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

The information required to calculate the index is obtained from the regulatory cash flows of the market risk data from the balance sheet book (regulatory report C40) only considering the time bands up to and including 1Y.

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

•	MVS : Market Value Sensitivity.

•	PVim : Present value of the cash flows of time band i, currency m.

•	PV’im : Present value of the cash flows of time band i, currency m, with a shock of 100 bp in discount rates.

•	Pim : Net position in CLP at time band i, currency m.

•	rim : Representative rate of currency m, time band i.

•	Ti : Representative maturity of time band i.

(2)	Regulatory Monotoring

Regulatory monitoring of market risk exposure is measured in accordance with chapter III.B.2 of the Compendium of Financial Standards from the Chilean Central Bank and chapter 12-9 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions for both the trading book and the banking book. In the trading book, the impact is measured in the event of a change in the market price of its financial positions as a result of variations in interest rates, exchange rates and volatility. In the banking book, the impact is measured on the entity’s financial margin and present value.

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

RC-((k*CRWA)+MRE)>0

Where:
RC	: Regulatory Capital
CRWA	: Credit Risk Weighted Assets
MRE	: Exposure to interest rate risk in trading book and currency Risk in entire balance Sheet
k	: Minimum percentage established for regulatory capital in article 66 of General Banking Law

Group	Description Sensitivity	Factor
Each of the foreign currencies of countries with long-term external debt in foreign currency with a rating of at least AAAr, or equivalent, from
i	any of the risk rating agencies indicated in Chapter III.B.5 of this	O’í=8%
Compendium. It also considers the EURO and the position in gold.

j	Each of the foreign currencies of countries not included in basket i.	O’j-= 35%

Market risk exposure in accordance with regulatory methodology is detailed below:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

Market Risk Limit for Trading Book	2012	2013	2014
	MCh$	MCh$	MCh$
Market Risk-Weighted Assets	1,850,377	3,379,014	4,241,613
Rate Trading	836,358	796,729	785,550
Currency Trading	96,713	36,959	863
Options Trading	9,763	11,960	10,075
Currency Structural moneda	907,543	2,533,366	3,445,125
Credit Risk-Weighted Assets	11,494,413	15,058,532	16,715,382
Total Risk-Weighted Assets	13,344,790	18,437,546	20,956,995
Regulatory Capital	1,270,202	1,991,289	2,071,647
Basel Index	11.05%	13.22%	12.39%
Badel Index (includes MRE *)	9.52%	10.80%	9.89%
Margin	202,619	516,285	729,389
% Consumption	84.05%	74.07%	64.79%

FIGURE 21: MARKET RISK LIMIT FOR TRADING BOOK

The market risk presented in the table above (measured in units of risk-weighted assets) shows that capital consumption related to the Bank’s exposures to market risks is explained in more than 83% of the cases by the effect of our investment in Banco CorpBanca Colombia. As of December 2014, this investment amounted to approximately US$ 1.1 billion. This exposure to exchange rate risk—Chilean peso vs. Colombian peso—is considered structural in the sense that it arises from a long—term investment.

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

CorpBanca Colombia
Market Risk	2014
MCh$
Risk-Weighted Assets (RWA)	591,815
Trading	591,815
Structural (currency)	—
Credit Risk	5,438,905
Total Risk-Weighted Assets	6,030,720
Regulatory Capital	752,063
Basel Index	13.83%
Badel Index (includes MRE *)	12.47%
Margin	286,238
% Consumption	61.94%

FIGURE 22: MARKET RISK IN COLOMBIA

Chilean regulations also require banks to establish limits for their market risk exposure in their banking book, which includes limits based on sensitivity in the financial margin and volatility in its equity value. Measurement of exposure to interest rate and indexation risks in the banking book must consider both the short-term impact on the capacity to generate net interest and indexation income and the fees sensitive to changes in interest rates, as well as the long-term impact on the institution’s economic value of adverse movements in interest rates.

The banking book’s exposure to the net interest and indexation margin is known as the short-term limit and cannot exceed 35% of the accumulated interest and indexation margin, plus fees sensitive to interest rates charged in the twelve months prior to the date of measurement. The exposure of capital to changes in interest rates has a long-term limit that cannot exceed 20% of regulatory capital. Both limits were presented and ratified by the Bank’s board of Directors.

The exposure of regulatory limits in the banking book for Chile are detailed as follows:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

Market Risk Limit for Banking Book
	2012	2013	2014
Short-Term Limit	MCh$	MCh$	MCh$
Exposure	51,253	54,949	64,990
Rate Risk	21,752	22,502	39,274
Indexation Risk	25,900	28,666	21,683
Reduced Revenue (fees sensitive to insterest rates)	3,601	3,781	4,033
Limit	78,624	97,651	130,591
Consumption %	65.2%	56.3%	49.8%
Financial Margin plus Fees (12 months)	224,640	279,003	373,118
Percentage over financial margin	35.0%	35.0%	35.0%
Short-term Limit	78,624	97,651	130,591
Consumption with respect to financial margin	22.8%	19.7%	17.4%
Long-Term Limit
Exposure	119,624	157,786	266,394
Rate Risk	119,624	157,786	266,394
Limit	337,314	537,648	414,329
Consumption %	35.5%	29.3%	64.3%
Regulatory Capital (RC)	1,249,311	1,991,289	2,071,647
Percentage over margin	27%	27%	20%
Long-term Limit	337,314	537,648	414,329
Consumption with respect to regulatory capital	9.6%	7.9%	12.9%

FIGURE 23: MARKET RISK LIMIT FOR BANKING BOOK

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

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

(1) Internal Monitoring

(a)	Limits and Warning Levels

(i)	Thirty-day Liquidity Coverage Ratio

In order to safeguard the Bank’s payment capacity in the event of illiquid conditions, a minimum has been established for the instrument portfolio that enables cash flows to be quickly generated either through liquidation or because they can be used as collateral for new funding sources.

The limit on the coverage ratio of liquidity is 50% of the mismatches of 30 days (consolidated currency).

The composition of liquid assets as of year-end December 2013 after applying the respective price volatility haircuts and market liquidity adjustments is presented in the table below.

Liquid Assets CorpBanca Chile

Investment Portfolio Chile As of December 31, 2014	Liquid Assets in domestic currency (30 days)	Liquid Assets in foreign currency (30 days)	Total Liquid Assets
	MCh$	MCh$	MCh$
Cash and cash equivalents	756,259	244,515	1,000,774
Central Bank and Government Securities	505,497	65,853	571,350
Bank time deposits	51,846	—	51,846
Corporate bonds	27,621	20,996	48,617
Bank bonds	198	17,967	18,165
Repo agreements	(677)	—	(677)
Average clearance reserves required	(83,500)	(18,070)	(101,570)
Liquid Assets	1,257,244	331,261	1,588,505

FIGURE 24: LIQUID ASSETS CORPBANCA CHILE

Liquid Assets CorpBanca Colombia

Investment Portfolio Colombia As of December 31, 2014	Liquid Assets in domestic currency (30 days)	Liquid Assets in foreign currency (30 days)	Total Liquid Assets
	MCh$	MCh$	MCh$
Cash and cash equivalents	63,401	12,294	75,695
Central Bank and Government Securities	974,834	—	974,834
Bank time deposits	—	—	—
Corporate bonds	63,496	—	63,496
Bank bonds	—	—	—
Repo agreements	—	—	—
Average clearance reserves required	340,192	—	340,192
Liquid Assets	1,441,923	12,294	1,454,217

FIGURE 25: LIQUID ASSETS BANCO CORPBANCA COLOMBIA

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

(ii)	Daily Wholesale Maturities

In order to control concentration of funding sources and safeguard compliance with obligations, the Bank monitors maturities of deposits in Chilean pesos by wholesale customers. This monitoring is conducted with a daily limit of MCh$50,000 in maturities per day.

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

During 2014, different strategies were implemented to diversify liabilities, including: diversifying time deposits, expanding stable funding sources such as on-line time deposits by individuals and issuing bonds.

These strategies enabled the Bank to continue to improve its funding structure, providing more stable funding.

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

In particular, three types of scenarios are modeled:

•	Individual Crisis: the financial system losses confidence in the Bank, which translates into important withdrawals from demand accounts, decreases in deposits and bond investments by customers and penalties to its funding rates.

•	Systemic Crisis: Local weakening of financial and credit conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, massive outflows of capital, increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

•	Global Crisis: Global weakening of financial, credit and economic conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, decreased exposure to credit risk (replaced by sovereign risk), increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

(2) Regulatory Monitoring

(a)	Liquidity requirement

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

The table below shows the use of internal mismatch limits as of December 31, 2014, and some consumption statistics for the year.

	As of December 31, 2014			Statistics 2014
Table of Contents	Límit [MCh$]	Mismatch [MCh$]	Excess Reserve [MCh$]	Mínimum [MCh$]	Average [MCh$]	Máximum [MCh$]
All currencies 30 days	1,362,821	567,416	1,930,237	887,310	1,483,735	2,453,379
All currencies 90 days	2,725,642	(381,918)	2,343,724	1,036,892	1,927,660	3,000,636
Foreign currency 30 days	1,362,821	281,575	1,644,396	1,075,827	1,493,219	1,839,143

	As of December 31, 2013			As of December 31, 2012
Table of Contents	Límit [MCh$]	Mismatch [MCh$]	Excess Reserve [MCh$]	Límit [MCh$]	Mismatch [MCh$]	Excess Reserve [MCh$]
All currencies 30 days	1,404,443	(146,681)	1,257,762	927,030	219,292	1,146,322
All currencies 90 days	2,808,886	(981,388)	1,827,498	1,854,060	(1,079,885)	774,175
Foreign currency 30 days	1,404,443	19,210	1,423,653	927,030	(462,366)	1,920,497

FIGURE 26: INTERNAL LIMITS AND CURRENCY MISMATCHES

Figures 27, 28 and 29 show the evolution of consumption for each limit in 2014.

FIGURE 27: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 30 DAYS DURING 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

FIGURE 28: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 90 DAYS DURING 2014

FIGURE 29: EVOLUTION OF CONSOLIDATED MISMATCH IN FOREIGN CURRENCIES AT 30 DAYS DURING 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

In the Colombian market, the regulatory measurement known as the standard LRI model measures 7 and 30 days liquidity gaps. It allows entities to quantify the level of minimum liquid assets, in domestic and foreign currency, that they should maintain each day in order to, at a minimum, meet their payment obligations fully and on time. Entities must be capable of measuring and forecasting the cash flows of their assets, liabilities, off-balance sheet positions and derivative instruments for different time horizons in both normal scenarios and crisis scenarios where cash flows vary significantly from expectations as a result of unforeseen changes in markets, the entity or both.

The following tables show the evolution of the 7 and 30 day liquidity gaps in Colombia in 2014.

FIGURE 30: CONSOLIDATED 7-DAY LIQUIDITY GAP 2014 COLOMBIA

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

FIGURE 31: CONSOLIDATED 30 DAY LIQUIDITY GAP 2014 COLOMBIA

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

For the December 31, 2013 and 2014, the ratio of assets and risk weighted assets is as follows:

	Consolidated Assets			Risk-Weighted Assets
	2013		2014	2013	2014
	MCh$		MCh$	MCh$	MCh$
In-Balance Assets (net of provisions):
Cash and deposits in banks	911,088		1,169,178	—	—
Cash in the process of collection	112,755		212,842	38,367	69,124
Trading portfolio financial assets	431,683		685,898	114,243	182,209
Investments under agreements to resell	201,665		78,079	201,665	78,079
Derivative financial instruments	852,162	[1]	1,553,424	593,931	1,066,545
Loans and receivables from banks	217,944		814,209	76,716	194,162
Loans and receivables from customers, net	12,777,784		13,891,904	11,950,287	12,920,115
Financial investments available-for-sale	889,087		1,156,896	265,354	211,567
Held to maturity investments	237,522		190,677	153,147	190,677
Investments in other companies	15,465		15,842	15,465	15,842
Intangible assets	424,930	[2]	371,597	424,930	371,597
Property, plant and equipment, net	98,242		92,642	98,242	92,642
Current taxes	—		1,608	—	161
Deferred income taxes	92,932		113,501	9,293	11,350
Other assets	290,678		411,974	290,678	411,974
Off-Balance sheet assets:
Contingent loans	1,377,022		1,498,897	826,213	899,338

Total risk-weighted assets	18,930,959		22,259,168	15,058,531	16,715,382

Figures are presented as required by local regulations.

Risk-weighted assets are calculated according to Chapter 12-1 of the Recopilación Actualizada de Normas—RAN (updated compilation of rules) issued by the SBIF.

1.	Items presented at their credit equivalent risk value, as established in SBIF Chapter 12-1 “Equity for Legal and Regulatory Purposes.”
2.	For calculation purposes, the amount of all assets that correspond to goodwill is subtracted as established in the aforementioned chapter.

	Amount			Ratio
	2013		2014	2013		2014
	MCh$		MCh$
Basic Capital	1,411,341	[3]	1,443,427	7.30	% [5]	6.37%
Effective Equity	1,991,289	[4]	2,071,647	13.22	% [6]	12.39%

3.	Basic capital is defined as the net amount that should be shown in the consolidated financial statements as “equity attributable to equity holders of the Bank” as indicated in the Compendium of Accounting Standards.
4.	Regulatory capital is equal to basic capital plus subordinated bonds, additional provisions, and non-controlling interest as indicated in the Compendium of Accounting Standards; however, if that amount is greater than 20% of basic capital, only the amount equivalent to that percentage will be added; goodwill is subtracted and if the sum of the assets corresponding to minority investments in subsidiaries other than banking support companies is greater than 5% of basic capital, the amount that the sum exceeds that percentage will also be subtracted.
5.	The consolidated basic capital ratio is equal to basic capital divided by total assets.
6.	The consolidated solvency ratio is equal to the ratio of regulatory capital to weighted assets.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

b) As of December 31, 2014, the Bank includes the following information within its management objectives, policies and processes:

•	The Bank, in consolidated terms, has total equity of MCh$ 1,443,427 (MCh$ 1,411,341 as of December 31, 2013).

•	In terms of regulatory ratios, the Bank closed as of December 31, 2014, with a ratio of basic capital to total assets of 6.37% (7.30% as of December 31, 2013), while the Basel Index (regulatory capital to total risk-weighted assets was 12.39% (13.22% as of December 31, 2013).

Operational Risk

a)	Roles and Responsibilities

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

Division Managers

Division managers are responsible for managing operational risks within their respective divisions. Their responsibilities include:

•	Implementing operational risk policy in their respective business units.

•	The most important operational risk management responsibilities of each division include:

•	Identifying risks.

•	Valuing risks (both qualitatively and quantitatively).

•	Improving risks.

•	Providing direct support for operational risk monitoring within the business unit.

b)	Operational Risk Management Process

The operational risk management model for CorpBanca and subsidiaries includes the following activities or functions:

i)	Creation of Risk Culture

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

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

NOTE 36—MATURITY OF ASSETS AND LIABILITIES

a)	Maturity of financial assets

Below are the main financial assets grouped according to their remaining terms, including interest accrued as of December 31, 2013 and 2014.

		As of December 31, 2013
	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Trading portfolio financial assets	6	15,789	8,708	240,361	146,337	18,501	1,987	431,683
Investments under agreements to resell	7	66,725	—	1,219	133,721	—	—	201,665
Derivative financial instruments	8	31,481	19,710	43,830	82,289	106,631	92,339	376,280
Loans and receivables from banks (*)	9	162,274	—	5,291	50,516	—	—	218,081
Loans and receivables from customers(**)	10	923,808	1,327,942	1,945,004	2,369,623	2,450,978	3,715,598	12,732,953
Commercial loans		616,662	1,280,289	1,730,618	1,861,086	1,779,845	1,900,340	9,168,840
Mortgage loans		12,438	11,740	54,519	155,701	253,159	1,494,204	1,981,761
Consumer Loans		294,708	35,913	159,867	352,836	417,974	321,054	1,582,352
Financial investments available-for-sale	11	123,073	—	135,238	26,765	286,120	317,891	889,087
Financial investments held-to-maturity	11	40,045	1,018	124,050	12,189	10,701	49,519	237,522

(*)	Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$ 137.
(**)	Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$91,354, Mortgage MCh$6,968 and Consumer MCh$27,717. Excludes amounts that have already matured, which total MCh$164,728 as of December 31, 2013.

		As of December 31, 2014
	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Trading portfolio financial assets	6	20,145	81,838	361,936	114,110	35,393	72,476	685,898
Investments under agreements to resell	7	70,353	5,087	2,639	—	—	—	78,079
Derivative financial instruments	8	46,213	51,120	100,152	156,525	182,722	230,067	766,799
Loans and receivables from banks (*)	9	720,066	35,834	16,309	26,241	16,030	—	814,480
Loans and receivables from customers(**)	10	1,780,145	1,851,508	2,005,376	2,077,420	2,337,087	3,767,680	13,819,216
Commercial loans		1,380,435	1,788,974	1,741,470	1,542,727	1,520,212	1,964,977	9,938,795
Mortgage loans		20,453	21,917	126,284	182,590	353,418	1,517,515	2,222,177
Consumer Loans		379,257	40,617	137,622	352,103	463,457	285,188	1,658,244
Financial investments available-for-sale	11	7,914	9,000	87,162	285,053	496,090	271,677	1,156,896
Financial investments held-to-maturity	11	49,582	8,034	118,510	5,233	948	8,370	190,677

(*)	Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$ 271.
(**)	Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$96,009, Mortgage MCh$7,762 and Consumer MCh$33,834. Excludes amounts that have already matured, which total MCh$210,659 as of December 31, 2014.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

Maturity of financial liabilities

Below are the main financial liabilities grouped according to their remaining terms, including interest accrued to December 31, 2013 and 2014:

		As of December 31, 2013
	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Obligations under repurchase agreements	7	298,840	43,605	—	—	—	—	342,445
Time deposits and saving accounts (*)	17	2,753,220	2,213,463	1,766,388	489,612	60,263	22,127	7,305,073
Derivative financial instruments	8	28,732	20,697	50,599	82,194	61,199	38,162	281,583
Borrowings from financial institutions	18	182,786	204,972	761,389	42,873	31,855	49,965	1,273,840
Debt issued	19	878	5,362	68,176	519,970	754,986	1,065,185	2,414,557

(*)	Exclude term savings accounts totaling MCh$32,630 during 2013.

		As of December 31, 2014
	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Obligations under repurchase agreements	7	661,566	97	—	—	—	—	661,663
Time deposits and saving accounts (*)	17	2,760,216	2,289,106	2,361,770	599,081	12,789	22,448	8,045,410
Derivative financial instruments	8	43,992	51,390	115,826	163,062	112,699	120,714	607,683
Borrowings from financial institutions	18	155,456	101,935	676,685	411,324	28,865	57,658	1,431,923
Debt issued	19	123,230	3,541	110,125	628,830	1,069,830	1,143,494	3,079,050

(*)	Exclude term savings accounts totaling MCh$31,556 during 2014.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

NOTE 37—FOREIGN CURRENCY POSITION

Assets and liabilities denominated in foreign currencies or indexed to changes in exchange rates are summarized below:

	Payable in Foreign currency		Payable in Chilean Peso (*)		Total
	2013	2014	2013	2014	2013	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ASSETS
Cash and due from banks	1,466,885	1,709,883	—	—	1,466,885	1,709,883
Cash in the process of collection	66,520	101,643	—	—	66,520	101,643
Trading portfolio financial assets	742,214	1,079,188	—	—	742,214	1,079,188
Investments under agreements to resell	360,945	84,189	—	—	360,945	84,189
Derivative financial instruments	432,891	749,878	—	—	432,891	749,878
Loans and receivables to customers and banks	11,928,681	11,134,939	27,030	16,014	11,955,711	11,150,953
Financial investments available-for-sale	627,197	862,438	15,575	15,966	642,772	878,404
Held to maturity investments	434,813	303,079	—		434,813	303,079
Investments other companies	20,885	9,117	—		20,885	9,117
Intangible assets	675,690	530,392	—	—	675,690	530,392
Property, plant and equipment, net	117,650	88,936	—	—	117,650	88,936
Current taxes	—	2,656	—	—	—	2,656
Deferred income taxes	104,462	111,035	—	—	104,462	111,035
Other assets	186,623	341,098	—	—	186,623	341,098

TOTAL ASSETS	17,165,456	17,108,471	42,605	31,980	17,208,061	17,140,451

LIABILITIES
Current accounts and demand deposits	4,910,952	4,932,778	—	—	4,910,952	4,932,778
Cash in the process of collection	25,862	130,088	—	—	25,862	130,088
Obligations under repurchase agreements	507,882	1,078,411	—	—	507,882	1,078,411
Time deposits and saving accounts	6,011,191	5,401,615	2	—	6,011,193	5,401,615
Derivative financial instruments	298,169	576,334	—	—	298,169	576,334
Borrowings from financial institutions	2,420,399	2,367,897	—	—	2,420,399	2,367,897
Debt issued	1,387,464	2,090,756	—	—	1,387,464	2,090,756
Other financial obligations	2,131	2,264	1,180	—	3,311	2,264
Current taxes	34,973	—	—	—	34,973	—
Deferred income taxes	157,710	152,395	—	—	157,710	152,395
Provisions	152,679	127,412	—	—	152,679	127,412
Other Liabilities	299,884	160,618	—	—	299,884	160,618

TOTAL LIABILITIES	16,209,296	17,020,568	1,182	—	16,210,478	17,020,568

(*)	Includes transactions denominated in foreign currencies but that are settled in pesos.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

NOTE 38—SUBSEQUENT EVENTS

CORPBANCA

a)	Board of Directors

At the Board of Directors Meeting held on February 20, 2015, the Annual Shareholder Meeting was scheduled for March 12, 2015. At such meeting the dividend distribution of 50% of 2014 net income (local gaap) in the amount of MCh$113,130, equivalent to $0.33 dividend per share, was approved.

The matters described above do not involve any adjustments to the financial statements as of December 31, 2014.

b)	Panamanian Banking Superintendency Approves Itaú – CorpBanca Merger

On January 6, 2015, the merger of Banco Itaú Chile and CorpBanca that was announced in 2013 was approved. Integration of these banks remains conditional upon approval from the shareholders of both entities as well as regulatory approval in Chile from the SBIF, in Panama from the Securities Market Superintendency (SMV) and in Colombia from the Colombian Stock Exchange (BVC).

The matters described above do not involve any adjustments to the financial statements as of December 31, 2014.

c)	Acquisition of society Recaudaciones y Cobranzas S.A.

On February 25, 2015, CorpBanca acquired 73,609 shares of the company “Recaudaciones y Cobranzas S.A”, and its subsidiary CorpBanca Financial Consulting S.A. acquired 1 share of the same entity, therefore, the Bank becomes holder, directly and indirectly, 100% of its capital stock, the operation involved a total of MCh $488.

The matters described above do not involve any adjustments to the financial statements as of December 31, 2014.

d)	Strategic Partnership between Itaú-Unibanco and CorpBanca

On March 4, 2015, CorpBanca communicated publichy that it has corrected information related to the percentage participation that CorpGroup will have in the new bank that will be the result of the merger with Itaú Unibanco:

•	CorpGroup will own 33.13% of the new Chilean bank and not 32.92% as it informed when the merger was announced.

•	Itaú-Unibanco will control the new bank with a 33.58% of the share capital, and 33.29% (not 33.5%) of the capital in the market.

The matters described above do not involve any adjustments to the financial statements as of December 31, 2014.

CORPBANCA COLOMBIA

a.	Profit Distribution

In March 2015, shareholders of Banco CorpBanca Colombia and the other companies within the CorpBanca Colombia Group met and agreed to distribute profits as follows:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

Banco CorpBanca Colombia
	MCOP$	MCh$
Profit for the period	189,788	45,644
Release of fiscal reserve	—	—
Total available to shareholders	189,788	45,644

Dividend payments	—	—
Total	189,788	45,644

In accordance with article 451 of the Colombian Commerce Code, the proposed distribution for 2014 profits does not include amounts for statutory reserves, occasional reserves or tax payments. Therefore, 100% of profit for the year will be allocated to legal reserves.

In accordance with the irrevocable commitment approved in an extraordinary meeting on March 20, 2015.

For subsidiaries:

CorpBanca Investment Trust Colombia
	MCOP$	MCh$
Profit for the period	14,736	3,544
Release of fiscal reserve	—	—
Total available to shareholders	14,736	3,544

Dividend payments	13,263	3,192
Total	1,473	412

Dividend payment of COP$1,765.88 per share for 7,510,522 outstanding common shares, payable in cash to shareholders registered as of April 1, 2015, of which Banco CorpBanca Colombia received MCOP$12,533 (MCh$3,014) and CorpBanca Chile received MCOP$729 (MCh$175).

Helm Comisionista
	MCOP$	MCh$
Profit for the period	4,411	1,061
Retained earnings from prior periods	1,737	418
Total available to shareholders	6,148	1,479

Retained earnings	2,055	494
Dividend payments	3,500	842
Total	593	143

Dividend payment of COP$0.396 per share for 10,100,076 outstanding common shares, payable in of April 30, 2015, of which Banco CorpBanca Colombia will receive MCOP$3,324 (MCh$799) and CorpBanca Chile will receive MCOP$78 (MCh$19).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

Helm Fiduciaria
	MCOP$	MCh$
Profit for the period	8,968	2,157
Total available to shareholders	8,968	2,157

Dividend payments	3,835	922
Total	5,133	1.436

CorpBanca Colombia received MCOP$3,606 (MCh$867).

The matters described above do not involve any adjustments to the financial statements as of December 31, 2014.

CORPBANCA CORREDORES DE BOLSA S.A.

a)	Board of Directors

At a twenty-second Ordinary General Shareholders’ Meeting held March 12, 2015, the shareholders elected the following individuals to the Board of Directors:

Directors:

•	Jose Francisco Sanchez Figueroa.

•	José Manuel Garrido Bouza.

•	Pablo De La Cerda Merino.

•	Américo Becerra Morales.

•	Felipe Hurtado Arnolds.

The matters described above do not involve any adjustments to the financial statements as of December 31, 2014.

CORPBANCA CORREDORES DE SEGUROS S.A.

a)	Board of Directors

At the Ordinary General Shareholders’ Meeting held April 14, 2015, the shareholders elected the following individuals to the Board of Directors:

Directors:

•	Richard Kouyoumdjian Inglis.

•	Francisco Guzmán Bauza.

•	Pablo De La Cerda Merino.

•	Américo Becerra Morales.

•	Oscar Cerda Urrutia.

The matters described above do not involve any adjustments to the financial statements as of December 31, 2014.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and for the years ended

December 31, 2012, 2013 and 2014

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS

a)	Legal Matters

On September 26, 2013, the Company was notified of a lawsuit brought by José Hernán Romero Salinas against CorpBanca Administradora General de Fondos S.A. filed with the 12th Civil Court of Santiago, Case No. C-9302-2013. The lawsuit petitions the court to render null and void four mutual fund investment agreements. As a result of the annulment, the plaintiff is requesting that the subsidiary be sentenced to /i/ return all funds invested in the four mutual fund investment agreements; /ii/ pay for lost profits valued at Ch$100,000,000, which is equivalent to the money that the plaintiff would have invested in fixed income mutual fund units as of the date of filing the lawsuit; and /iii/ pay the plaintiff the sum of MCh$50 for moral damages. On December 1, 2014, the first instance ruling was issued, partially accepting the lawsuit by declaring the agreements null and void and ordering the subsidiary to refund the sum of Ch$512,792,497 consisting of the money handed over to invest. The ruling rejected the petition for lost profits and moral damages filed by the plaintiff. On January 6, 2015, the Bank filed a motion for cassation on grounds of form, arguing a lack of factual and legal grounds for the basis of the ruling and appeal. On January 16, 2015, the plaintiff appealed the ruling, requesting modification for the ruling to include compensation for moral damages, lost profits and court costs. Both filings are pending processing.

The matters described above do not involve any adjustments to the financial statements as of December 31, 2014.

Between January 1, 2015, and April 29, 2015, the date of issuance of these consolidated financial statements, there have been no other events after the reporting period that could affect the presentation and/or results of the financial statements.

Juan Vargas Matta	Fernando Massú Tare
Accounting Manager	Chief Executive Officer