Form 20-F
period 2015-12-31
CORPBANCA/FI
filed 2016-03-31
CIK 1276671

ANNUAL REPORT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015

As filed with the Securities and Exchange Commission on March 31, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the fiscal year ended December 31, 2015

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	trends affecting our financial condition or results of operations;

•	our dividend policy;

•	changes in the participation of our shareholders or any other factor that may result in a change of control;

•	the amount of our indebtedness;

•	natural disasters;

•	changes in general economic, business, regulatory, political or other conditions in the Republic of Chile, or Chile, or the Republic of Colombia, or Colombia, or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Colombia, Chilean or Colombian companies or securities issued by Chilean companies;

•	the monetary and interest rate policies of the Central Bank of Chile (Banco Central de Chile), or the Central Bank of Colombia (Banco de la República de Colombia);

•	inflation or deflation;

•	unemployment;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	unanticipated turbulence in interest rates;

•	movements in currency exchange rates;

•	movements in equity prices or other rates or prices;

•	changes in Chilean, Colombian and foreign laws and regulations;

•	changes in Chilean or Colombian tax rates or tax regimes;

•	competition, changes in competition and pricing environments;

•	our inability to hedge certain risks economically;

•	the adequacy of our loss allowances, provisions or reserves;

•	technological changes;

•	changes in consumer spending and saving habits;

•	successful implementation of new technologies;

i

•	loss of market share;

•	changes in, or failure to comply with, applicable banking, insurance, securities or other regulations;

•	difficulties in successfully integrating recent and future acquisitions into our operations;

•	our ability to successfully complete the implementation of a new information technology core banking system in Colombia, as part of the integration process in Colombia;

•	consequences of the pending acquisition of a controlling interest in us by Itaú Unibanco Holding S.A, or Itaú Unibanco, as well as the merger of Banco Itaú Chile, or Itaú Chile, with and into us and the potential acquisition of Itaú BBA Colombia S.A., Corporación Financiera, or Itaú Colombia by us or the merger of Itaú Colombia with and into Banco CorpBanca Colombia, S.A., or CorpBanca Colombia (the Itaú-CorpBanca Merger);

•	the merged bank’s abilities to achieve revenue benefits and cost savings from the integration between CorpBanca’s and Banco Itaú Chile’s businesses and assets; and

•	the other factors identified or discussed under “Item 3. Key Information—D. Risk Factors” in this Annual Report

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

Neither CorpBanca nor Banco Itaú Chile, as a matter of course make public projections as to future net revenues, costs, or other results. However, the both banks have prepared prospective financial information for inclusion in this document mainly related to estimated revenue synergies, cost savings, funding costs and capital position to present the estimated impacts of the merge with Banco Itaú Chile. This prospective financial information was not prepared in accordance with the guidelines established by the American Institute of Certified Public Accounts (the “AICPA”) with respect to prospective financial information.

Statements relating to the cost savings that both, CorpBanca and Banco Itaú Chile expect to achieve following the transaction described in this document are based on assumptions which in the view of the bank’s management, were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of such management’s knowledge and belief, the expected course of action and the expected future financial impact on performance of the bank due to the merger with Banco Itaú-Chile. However, the assumptions about these expected cost savings and growth opportunities are inherently uncertain and, though considered reasonable by management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. There can be no assurance that the banks will be able to successfully implement the strategic or operational initiatives that are intended.

Neither CorpBanca’s independent auditors, nor any other independent accountants, have complied with, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, or disclaim any association with, the prospective financial information.

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

ITEM 3. KEY INFORMATION

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We are a Chilean bank and maintain our financial books and records in Chilean pesos and prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As required by local regulations, our consolidated financial statements filed with the Chilean Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras), also referred to as the SBIF, have been prepared in accordance with Chilean accounting principles or Chilean Bank GAAP, issued by the SBIF; nevertheless, SBIF’s regulations provide that unless specifically regulated by this agency, our financial statements shall be prepared in accordance with IFRS, as issued by the IASB. Unless otherwise indicated herein, as used hereafter IFRS refers to the standards issued by the IASB. Therefore, our consolidated financial statements filed with the SBIF have been adjusted to IFRS in order to comply with the requirements of the Securities and Exchange Commission, or the SEC. We have included herein certain information in Chilean Bank GAAP with respect to the Chilean financial system and the financial performance of the bank. These disclosures are not considered non-GAAP measures as they are required for regulatory purposes in Chile.

The selected consolidated financial information included herein as of December 31, 2015 and for the year ended December 31, 2015, together with the selected consolidated financial information as of December 31, 2011, 2012, 2013 and 2014 and for the years ended December 31, 2011, 2012, 2013 and 2014, is derived from, and presented on the same basis as, our consolidated financial statements prepared under IFRS and should be read together with such consolidated financial statements. Readers should exercise caution in determining trends based on prior annual reports. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—The Economy—Critical Accounting Policies and Estimates”.

Our auditors, Deloitte Auditores y Consultores Ltda., or Deloitte, an independent registered public accounting firm, have audited our consolidated financial statements in accordance with IFRS as of December 31, 2015 and 2014 and for the years ended December 31, 2013, 2014 and 2015. See page 238 and F-1 of this report for further details on Deloitte’s opinions.

Foreign Currency Markets

In this Annual Report, references to “$,” “US$,” “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos” or “Ch$” are to Chilean pesos, references to “UF” are to Unidades de Fomento and references to “Colombian pesos” or “COP$” are to Colombian pesos. The UF is an inflation-indexed, Chilean peso-denominated unit that is linked to and adjusted daily to reflect changes in the previous month’s Chilean Consumer Price Index of the Chilean National Statistics Institute (Instituto Nacional de Estadísticas). As of December 31, 2015, one UF equaled US$36.08, Ch$25,629.09 and COP$113,102.78 and as of March 11, 2016, one UF equaled US$37.69, Ch$25,762.22 and COP$117,101. See “Item 5. Operating and Financial Review and Prospects”.

This Annual Report contains translations of certain Chilean peso amounts into U.S. dollars and Colombian pesos at specified rates solely for the convenience of the reader. These translations should not be construed as representations that such Chilean peso amounts actually represent such U.S. dollar or Colombian pesos amounts, were converted from U.S. dollars or Colombian pesos amounts at the rate indicated in preparing our financial statements or could be converted into U.S. dollars or Colombian pesos amounts at the rate indicated or any particular rate at all. Unless otherwise indicated, such U.S. dollar and Colombian pesos amounts have been translated from Chilean pesos based on our own exchange rate of Ch$710.32 and COP$3,135.17, respectively, per US$1.00 as of December 31, 2015.

Specific Loan Information

Unless otherwise specified, all references in this Annual Report to total loans are to loans and financial leases before deduction for allowances for loan losses, and they do not include loans to banks or unfunded loan commitments. In addition, all market share data and financial indicators for the Chilean banking system when compared to CorpBanca’s financial information, presented in this Annual Report or incorporated by reference into this Annual Report are based on information published periodically by the SBIF, which is published under Chilean Bank GAAP and prepared on a consolidated basis. Non-performing loans include the principal and accrued interest on any loan with one installment more than 90 days overdue. Impaired loans include those loans on which there is objective evidence that customers will not meet some of their contractual payment obligations. Past due loans include all installments and lines of credit more than 90 days overdue, provided that the aggregate principal amount of such loans is not included. Under IFRS, a loan is evaluated on each financial statement reporting date to determine whether objective evidence of impairment exists. A loan will be impaired if and only if, objective evidence of impairment exists as a result of one or more events that occurred after the initial recognition of the loan, and such event or events have an impact on the estimated future cash flows of such loan that can be reliably estimated. It may not be possible to identify a single event that was the individual cause of the impairment. An impairment loss relating to a loan is calculated as the difference between the carrying amount of the loan and the present value of estimated future cash flows discounted at the effective interest rate. Individually significant loans are individually tested for impairment. The remaining financial loans are evaluated collectively in groups with similar credit risk characteristics. The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. In the case of loans recorded at amortized cost, the reversal is recorded in income. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information —Classification of Banks and Loans; Allowances and Provisions for Loan Losses.”

According to Decree with Force of Law No. 3 of 1997, as amended, the Ley General de Bancos or the Chilean General Banking Act, a bank must have effective net equity (patrimonio efectivo) of at least 8% of its risk weighted assets, net of required allowance for loan losses, and paid in capital and reserves, or basic capital (capital básico), of at least 3% of its total assets, net of required allowance for loan losses.

For these purposes, the effective net equity of a bank is the sum of (1) the bank’s basic capital, (2) subordinated bonds issued by the bank valued at their issue price for an amount of up to 50% of its basic capital; provided that the value of the bonds shall decrease by 20% for each year that elapses during the period commencing six years prior to their maturity and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk weighted assets to the extent voluntary allowances exceed those that banks are required to maintain by law or regulation; minus (4) certain deductions to be made in accordance with provisions of chapter 12-1 of the regulations of the SBIF (Recopilación Actualizada de Normas), or the Regulations of the SBIF.

Rounding and Other Matters

Certain figures included in this Annual Report and in our audited consolidated financial statements as of and for the year ended December 31, 2015 have been rounded for ease of presentation. Percentage figures included in this Annual Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Annual Report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2015. Certain other amounts that appear in this Annual Report may similarly not sum due to rounding.

Inflation figures relating to Chile are those reported by the Chilean National Statistics Institute (Instituto Nacional de Estadísticas) or INE, unless otherwise stated herein or required by the context. Inflation figures relating to Colombia are those reported by the Colombian National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística) or DANE, unless otherwise stated herein or required by the context. See “—Exchange Rate Information” below.

In this Annual Report, all macroeconomic data related to the Chilean economy is based on information published by the Central Bank of Chile and all macroeconomic data related to the Colombian economy is based on information published by the Central Bank of Colombia. All market share and other data related to the Chilean financial system is based on information published by the SBIF as well as other publicly available information and all market share and other data related to the Colombian financial system is based on information published by the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia) as well as other publicly available information. The SBIF publishes the consolidated risk index (ratio of allowance for loans losses over total loans) of the Chilean financial system on a monthly basis. The Colombian Superintendency of Finance publishes every month the consolidated data required to calculate the risk index of the Colombian banking system (loan loss allowances and total loans).

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

As of December 31, 2015, the U.S. dollar exchange rate used by us was Ch$710.32 per US$1.00 and the Colombian peso exchange rate used by us was Ch$3,135.17 per Cop$1.00.

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for the periods set forth below, as reported by the Central Bank of Chile.

	Daily Observed Exchange Rate (Ch$ per US$)(1)
	Low (2)	High (2)	Average(3)	Period-End (4)
Year ended December 31,
2011	455.91	533.74	483.36	521.46
2012	469.65	519.69	486.75	478.60
2013	466.50	533.95	495.00	523.76
2014	524.61	621.41	570.01	607.38
2015	597.10	715.66	654.25	707.34

Quarterly period
2014 1st Quarter	524.61	573.24	551.48	550.53
2014 2nd Quarter	544.96	566.88	554.35	550.60
2014 3rd Quarter	548.72	601.66	576.31	601.66
2014 4th Quarter	576.50	621.41	598.18	607.38
2015 1st Quarter	606.75	642.18	624.42	626.87
2015 2nd Quarter	597.10	637.80	617.76	634.58
2015 3rd Quarter	636.39	706.24	676.25	704.68
2015 4th Quarter	673.91	715.66	697.75	707.34

Month ended
September 2015	676.74	705.92	691.73	704.68
October 2015	673.91	698.72	685.31	690.34
November 2015	688.94	715.66	704.00	712.63
December 2015	693.72	711.52	704.24	707.34
January 2016	710.16	730.31	721.95	711.72
February 2016	689.18	715.41	704.08	689.18
March 2016(5)	678.22	694.82	685.12	678.22

Source: Central Bank of Chile

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.
(4)	Each annual period ends on December 31, and the respective period-end exchange rate is published by the Central Bank of Chile on the first business day following December 31. Each monthly period ends on the last calendar day of such month and the respective period-end exchange rate is published by the Central Bank of Chile on the first business day following the last calendar day of such month.
(5)	The information for March 2016 is as of March 11, 2016.

The following table sets forth the annual low, high, average and period-end exchange rate for U.S. dollars for the periods set forth below under our policy to calculate our own exchange rate:

	Bank’s Exchange Rate Ch$ per US$1
	Low (2)	High (2)	Average (3)	Period-End
Year ended December 31,
2011	455.87	535.03	483.49	519.08
2012	469.68	518.65	486.68	479.16
2013	466.48	533.95	495.31	526.41
2014	605.46	621.56	612.85	605.46
2015	593.49	714.82	654.55	710.32

Quarterly period
2014 1st Quarter	526.84	573.21	551.91	550.62
2014 2nd Quarter	544.80	567.56	554.49	552.81
2014 3rd Quarter	548.93	601.25	577.15	597.66
2014 4th Quarter	575.31	621.56	598.21	605.46
2015 1st Quarter	612.33	642.07	624.73	623.96
2015 2nd Quarter	593.49	638.47	618.00	638.47
2015 3rd Quarter	635.36	704.89	676.91	696.86
2015 4th Quarter	674.31	714.82	697.72	710.32

Month ended
September 2015	678.59	704.61	691.30	696.86
October 2015	674.31	695.13	684.65	691.27
November 2015	689.46	714.82	704.81	710.25
December 2015	690.95	712.46	703.99	710.32
January 2016	710.69	731.70	721.96	710.69
February 2016	691.26	713.84	703.27	694.77
March 2016(4)	676.68	694.87	683.28	683.53

Source: CorpBanca

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.
(4)	The chart contains information up to March 11, 2016.

Exchange Controls Considerations

Investments made in our common shares and our ADRs are subject to the following requirements:

•	any foreign investor acquiring common shares to be deposited into an ADR facility who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;

•	the entity participating in the Formal Exchange Market through which the funds are brought into Chile must report such investment to the Central Bank of Chile;

•	all remittances of funds from Chile to the foreign investor upon the sale of common shares underlying American Depositary Shares, or ADSs, or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; and

•	all remittances of funds made to the foreign investor must be reported to the Central Bank of Chile.

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

	For the fiscal years ended December 31,
	2011	2012	2013	2014	2015	2015 (1)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$
	(in million of Ch$, in thousand of US$)(2)
Interest income	528,622	762,992	1,007,106	1,320,124	1,299,480	1,829,429
Interest expense	(335,622)	(506,116)	(549,416)	(689,240)	(678,901)	(955,768)

Net interest income	193,000	256,876	457,690	630,884	620,579	873,661

Net service fee income	60,362	85,644	117,977	161,590	152,847	215,181
Trading and investment, foreign exchange gains and other operating income	80,469	104,398	127,039	199,225	211,153	297,265
Total operating expenses	(152,706)	(253,644)	(362,145)	(509,672)	(480,789)	(676,861)
Income attributable to investments in other companies	250	367	1,241	1,799	1,300	1,830
Provisions for loan losses	(40,754)	(51,575)	(102,072)	(127,272)	(169,748)	(238,974)

Income before income taxes	140,621	142,066	239,730	356,554	335,342	472,703
Income taxes	(23,303)	(22,913)	(64,491)	(82,853)	(96,677)	(136,103)

Net income for the year	117,318	119,153	175,239	273,701	238,665	335,999

Net income per common share (3)	0.51	0.43	0.48	0.69	0.64	0.00089
Dividend per common share (4)	0.52	0.49	0.176	0.260	0.332	0.00047
Dividends per ADS (4)	787	736	265	390	499	0.70
Shares of common stock outstanding (in thousand)	226,909,290.6	250,358,194.2	340,358,194.2	340,358,194.2	340,358,194.2

Source: CorpBanca

(1)	Amounts stated in U.S. dollars as of December 31, 2015, and for the year ended December 31, 2015 have been translated from Chilean pesos at our exchange rate of Ch$ 710.32 per US$1.00 as of December 31, 2015.
(2)	Amounts stated in millions of Chilean pesos and thousands of U.S. dollars except for net income per share, dividends per common share and dividend per ADS expressed in Chilean pesos and in U.S. dollars.
(3)	Net income per common share has been calculated on the basis of net income attributable to the equity holders of the Bank divided by the weighted average number of shares outstanding for the period. For further information on basic earnings and diluted earnings please see Note 23 (d) to our financial statements.
(4)	Represents dividends paid in respect of net income earned in the prior fiscal year.

CONSOLIDATED STATEMENTS OF FINANCIAL

POSITION

	As of December 31,
	2011	2012	2013	2014	2015	2015 (1)
		Ch$	Ch$	Ch$	Ch$	US$
	(in million of Ch$, in thousand of US$)
Cash and deposits in banks	265,747	520,228	911,088	1,169,178	1,004,757	1,414,513
Cash in the process of collection	96,230	123,777	112,755	212,842	176,501	248,481
Trading portfolio financial assets	166,039	159,898	431,683	685,898	323,899	455,990
Investments under agreements to resell	23,251	21,313	201,665	78,079	24,674	34,736
Derivative financial instruments	248,982	268,027	376,280	766,799	1,008,915	1,420,367
Loans and receivables from banks	304,098	482,371	217,944	814,209	451,829	636,092
Loans and receivables from customers	6,711,945	9,993,890	12,771,642	13,892,270	14,454,357	20,349,078
Financial investments available-for-sale	843,250	1,112,435	889,087	1,156,896	1,924,788	2,709,748
Held to maturity investments	21,962	104,977	237,522	190,677	170,191	239,598
Investment in other companies	3,583	5,793	13,922	15,842	14,648	20,622
Intangible assets	12,239	489,306	841,370	757,777	665,264	936,569
Property, plant equipment, net	57,225	65,086	98,242	92,642	91,630	128,998
Current income taxes	6,278	—	—	20,834	46,904	66,032
Deferred income taxes	25,080	40,584	89,218	2,702	8,671	12,207
Other assets	102,775	149,903	293,118	415,267	438,323	617,077

TOTAL ASSETS	8,888,684	13,537,588	17,485,536	20,271,912	20,805,351	29,290,109

	As of December 31,
	2011	2012	2013	2014	2015	2015 (1)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$
	(in million of Ch$, in thousand of US$)
Current accounts and demand deposits	682,720	1,112,675	3,451,383	3,954,948	4,431,619	6,238,905
Transaction in the course of payment	36,948	68,883	57,352	145,771	105,441	148,442
Obligations under repurchase agreements	130,549	257,721	342,445	661,663	260,631	366,921
Time deposits and saving accounts	4,824,378	7,682,675	7,337,703	8,076,966	8,495,603	11,960,247
Derivative financial instruments	166,872	193,844	281,583	607,683	731,114	1,029,274
Borrowings from financial institutions	663,626	969,521	1,273,840	1,431,923	1,528,585	2,151,967
Debt issued	1,522,773	1,886,604	2,414,557	3,079,050	3,227,554	4,543,803
Other financial obligations	20,053	18,120	16,807	15,422	14,475	20,378
Current income tax provision	—	9,057	45,158	19,226	42,457	59,772
Deferred income taxes	25,352	120,714	182,373	76,593	40,433	56,922
Provisions	42,030	136,240	164,932	200,289	182,707	257,218
Other liabilities	30,981	79,868	185,506	210,716	209,439	294,852

TOTAL LIABILITIES	8,146,282	12,535,922	15,753,639	18,480,250	19,270,058	27,128,700

Equity Attributable to equity holders of the Bank	739,793	947,296	1,426,199	1,465,725	1,220,552	1,718,312
Non controlling interest	2,609	54,370	305,698	325,937	314,741	443,097

TOTAL EQUITY	742,402	1,001,666	1,731,897	1,791,662	1,535,293	2,161,409

TOTAL LIABILITIES AND EQUITY	8,888,684	13,537,588	17,485,536	20,271,912	20,805,351	29,290,109

(1)	Amounts stated in U.S. dollars as of December 31, 2015, and for the year ended December 31, 2015 have been translated from Chilean pesos at our exchange rate of Ch$ 710.32 per US$1.00 as of December 31, 2015.

CONSOLIDATED RATIOS

	As of and for the year ended December 31,
	2011	2012	2013	2014	2015
Profitability and Performance
Net interest margin(1)	2.7%	2.3%	3.4%	3.8%	3.6%
Return on average total assets (2)	1.5%	0.9%	1.1%	1.4%	1.2%
Return on average equity (3)	19.6%	13.1%	12.7%	18.2%	18.0%
Efficiency ratio (consolidated) (4)	45.7%	56.8%	51.5%	51.4%	48.8%
Dividend payout ratio (5)	100.0%	100.0%	50.0%	57.0%	51.6%

Capital
Average equity as a percentage of average total assets	7.5%	7.2%	8.9%	7.7%	6.4%
Equity as a percentage of total liabilities	9.1%	8.0%	11.0%	9.7%	8.0%

Asset Quality
Allowances for loan losses as a percentage of overdue loans (6)	153.8%	101.8%	76.5%	65.3%	77.5%
Overdue loans as a percentage of total loans (6)	1.0%	1.1%	1.3%	1.5%	1.5%
Allowances for loan losses as a percentage of total loans	1.5%	1.1%	1.0%	1.0%	1.2%
Past due loans as a percentage of total loans (7)	0.7%	0.5%	0.5%	0.6%	0.7%

Other Data
Inflation rate
Foreign exchange rate (Ch$/US$)	11.0%	(7.7)%	9.9%	15.0%	17.3%
Number of employees	3,461	5,163	7,298	7,456	7,545
Number of branches and offices	116	209	295	298	304

(1)	Net interest margin is defined as net interest income divided by average interest-earning assets.
(2)	Return on average total assets is defined as net income divided by average total assets.
(3)	Return on average equity is defined as net income divided by average shareholders’ equity.
(4)	Efficiency ratio (consolidated) is defined as total operating expenses as a percentage of operating income before loan losses.
(5)	Dividend payout ratio represents dividends divided by net income.
(6)	Overdue loans consist of all non-current loans (loans to customers).
(7)	Past due loans include all installments and lines of credit more than 90 overdue.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

RISKS ASSOCIATED WITH OUR BUSINESS

The growth and composition of our loan portfolio may expose us to increased loan losses.

From December 31, 2012 to December 31, 2015, the compounded annual growth rate of our aggregate gross loan portfolio was 13.4%. Our business strategy is to grow profitably while increasing the size of our loan portfolio.

The consumer loans segment represents the single highest level of risk in our loan portfolio. As of December 31, 2015, the risk index (ratio of allowance for loans losses over total loans) of this segment was 1.5% – reflecting a 0.5% decrease in 2015 – while other segments of our loan portfolio such as mortgage loans and commercial loans had lower risk indexes of 0.4% and 1.3%, respectively.

During 2015, our portfolio of consumer loans was negatively impacted by the decline in consumer activity in the country. As of December 31, 2015, consumer loans represented 11.6% of our total loan portfolio compared to 12.2% as of December 31, 2014. While our loan portfolio grew by 4.3%, the composition of our loan portfolio as of December 31, 2015 reflected a greater increase in commercial loans, from Ch$10,090,574 million to Ch$10,696,518 million, this is a 6.0% increase when compared to our portfolio of consumer loans. Our mortgage loan portfolio has remained stable between Ch$2,229,558 million in 2014 and Ch$2,228,619 million in 2015, a 0.04% decrease.

Our consumer loan portfolio may experience loan losses due to the absence of collateral in respect of unsecured loans, insufficient collateral in collateralized loans, and risks relating to the circumstances of individual borrowers, including unemployment or incapacitation of our consumer borrowers.

We believe our total allowances for loan losses is adequate as of the date hereof to cover all known losses in our total loan portfolio. The growth of our loan portfolio (particularly in the lower-middle to middle income consumer segments) may expose us to a higher level of loan losses and require us to establish proportionately higher levels of provisions for loan losses, which would offset the increased income that we can expect to receive as our loan portfolio grows.

Our loan portfolio may not continue to grow at the same or similar rate.

Past performance of our loan portfolio may not be indicative of future performance. Our loan portfolio may not continue to grow at the same or similar rates as the growth rate that we historically experienced, particularly in light of the growth in recent years attributable to the acquisitions of CorpBanca Colombia in May 2012 (the CorpBanca Colombia Aqcuisition) and Helm Bank in August 2013 (the Helm Bank Aqcuisition). Additionally, changes in the Chilean or Colombian economy, a slowdown in the growth of customer demand, an increase in market competition or changes in governmental regulations could also adversely affect the rate of growth of our loan portfolio and our risk index.

Our allowances for loan losses may not be adequate to cover the future actual losses to our loan portfolio.

As of December 31, 2015, our allowance for loan losses was Ch$173,939 (excluding allowances for loan losses on loans and receivable to banks) and the risk index was 1.2%. The amount of allowance for loan losses is based on our current assessment and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among others, our customers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chilean and Colombian economies, government macroeconomic policies, interest rates and the legal and regulatory environment. Many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses require recalibration, which may lead to increased provision for loan losses. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, if the quality of our loan portfolio deteriorates or if the future actual losses exceed our estimates, our allowance for loan losses may not be adequate to cover actual losses and we may need to make additional allowances for loan losses, which may materially and adversely affect our results of operations and financial condition.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

As of December 31, 2015, our past due loans were Ch$104,897, which resulted in a past due loans to total loans ratio of 0.7%. As of December 31, 2015, our non-performing loans were Ch$196,806, which resulted in a non-performing to total loans ratio of 1.3%. We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency. Failure of credit risk management policies may result in an increase in the level of non-performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control, such as the macroeconomic factors affecting the Chilean or Colombian economies. If such deterioration were to occur, it could materially and adversely affect our financial conditions and results of operations.

Additionally, due to limitations in the availability of information and the developing information infrastructure in Chile and Colombia, our assessment of the credit risks associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly.

Furthermore, a substantial number of our customers consist of individuals and small-to-medium-sized enterprises, or SMEs. Our business results relating to our lower-income individual and SME customers are, however, more likely to be adversely affected by downturns in the Chilean and Colombian economies, including increases in unemployment, than our business from large corporations and high-income individuals. For example, unemployment directly affects the capacity of individuals to obtain and repay consumer loans. Consequently, this could materially and adversely affect the liquidity, business and financial condition of our customers, which may in turn cause us to experience higher levels of past due loans, and result in higher allowances for loan losses, which could in turn materially affect our asset quality, results of operations and financial conditions.

The value of any collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

From time to time, we require our borrowers to collateralize their loans with guarantees, pledges of particular assets or other security. The value of any collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond our control. Such factors include market factors, environmental risks, natural disasters, macroeconomic factors and political events affecting the Chilean or Colombian economies. Any decline in the value of the collateral securing our loans may result in a reduction in the recovery from collateral realization and may have an adverse impact on our results of operations and financial condition.

In addition, the Bank may face difficulties in perfecting its liens and enforcing its rights as a secured creditor. In particular, timing delays and procedural problems in enforcing against collateral and local protectionism in the markets in which we operate may make foreclosures on collateral and enforcement of judgments difficult, and may result in losses that could materially and adversely affect the our results of operations and financial condition.

We may be unable to meet requirements relating to capital adequacy.

Chilean banks are required by the Chilean General Banking Act to maintain regulatory capital of at least 8% of risk-weighted assets, net of required allowance for loan losses and deductions, and basic capital of at least 3% of total assets, net of required allowance for loan losses. For the purposes of maintaining a high solvency classification from the SBIF and continued compliance with the SBIF’s capital requirements on us, our intention is to have the highest classification from the SBIF. As of December 31, 2015, the ratio of our Bank for International Settlements, or BIS, capital-weighted assets ratio was 9.5%. Nevertheless our capital ratios levels decreased from 12.4% to 9.5% between 2014 and 2015, following the approval of the merger with Banco Itaú Chile, considering that our shareholders, together with approving the merger, approved a special dividend distribution in the amount of Ch$239.86 billion that was paid on July 1, 2015.

Additionally, Colombian financial institutions are subject to capital adequacy requirements (as set forth in Decree 1771 of 2012, as amended) that are based on applicable Basel Committee standards. The regulations establish four categories of assets, which are each assigned different risk weights, and require that a credit institution’s Technical Capital (as defined below) be at least 9% of that institution’s total risk-weighted assets, and that its ordinary basic capital be at least 4.5% of that institution’s total risk-weighted assets. Technical Capital for the purposes of the Colombian regulations consists of the sum of Tier One Capital (ordinary basic capital) and Tier Two Capital (additional basic capital plus additional capital), collectively, Technical Capital. As of December 31, 2015, the consolidated ratio for our Colombian operations (calculated as BIS capital to risk-weighted assets) was 12.9%.

Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

•	the increase of risk-weighted assets as a result of the expansion of our business;

•	the failure to increase our capital correspondingly;

•	losses resulting from a deterioration in our asset quality;

•	declines in the value of our available-for-sale investment portfolio;

•	goodwill and minority interest;

•	changes in accounting rules; and

•	changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in the countries we operate.

•	fluctuations in exchange rates that could impact our loan portfolio, valuation adjustments due to the translation effects in equity or hedging strategies.

As provided in article 68 of the Chilean General Banking Act, if we fail at any time to meet the legal requirements relating to the maintenance of regulatory capital (which is comprised of effective net worth and basic capital, as both concepts are defined in article 66 of the Chilean General Banking Act and Chapter 12-1 of the Regulations of the SBIF), we would have to comply with such legal requirements within a period of sixty days. For each day we fail to comply with such legal requirements, we would be subject to a daily penalty equal to one thousandth of the deficit of the effective net worth or basic capital, as the case may be.

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

We are subject to market risk.

                        We are directly and indirectly affected by changes in local and international market conditions. Market risk, or the risk of losses in positions arising from movements in market prices, is inherent in the products and instruments associated with our operations, including loans, deposits, securities, bonds, long-term debt, short-term borrowings, proprietary trading in assets and liabilities and derivatives. Changes in market conditions that may affect our financial condition and results of operations include fluctuations in interest and currency exchange rates, securities prices, changes in the implied volatility of interest rates and foreign exchange rates, among others.

Our results of operations are affected by interest rate volatility and inflation rate volatility.

Our results of operations depend to a great extent on our net interest income. In 2013, 2014 and 2015, our ratio of net interest income to total operating income was 65.1%, 63.6%, and 63.0% respectively. Changes in market interest rates in Chile or Colombia could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities leading to a reduction in our net interest income. Interest rates are highly sensitive to many factors beyond our control, including the monetary policies of the Central Bank of Chile and Colombia, changes in regulation of the financial sector in Chile and Colombia, domestic and international economic and political conditions and other factors. Yields on the Chilean government’s 90-day benchmark rate reached a high of 5.1% and a low of 4.8% in 2013, a high of 4.5% and a low of 3.7% in 2014, and a high of 3.1% and a low of 1.5% in 2015. On the other hand, the Colombian government does not issue short-term bonds of 30, 60 or 90 days as the Chilean government does. Instead, every month a committee of the Central Bank of Colombia determines the benchmark rate in order to achieve a specific goal of inflation. Yields on the Colombian benchmark rate reached a high of 4.0% and a low of 3.25% for 2013, a high of 4.5% and a low of 3.25% for 2014, and a high of 5.8% and a low of 4.5% for 2015. As of December 31, 2013, 2014, and 2015, we had Ch$889,087 million, Ch$1,156,896 million, and Ch$1,924,788 million, respectively, in financial investments available-for-sale. In the current global economic climate, there is a greater degree of uncertainty and unpredictability in the policy decisions and the setting of interest rates by the Central Bank of Chile and Central Bank of Colombia and, as a result, any volatility in interest rates could adversely affect us, including our future financial performance and the market value of our securities. In addition, inflation rate volatility could adversely affect our net interest income due to fluctuations in the gap between assets and liabilities that are indexed to the UF.

Increased competition and industry consolidation may adversely affect the results of our operations.

The Chilean and Colombian markets for financial services are highly competitive and competition is likely to increase.

In Chile, we face competition from banking and non-banking institutions with respect to the different products we offer. In the consumer and other loans businesses, we compete with other banks, credit unions and public social security funds (cajas de compensación). In some of our credit products, we face competition from department stores, large supermarket chains and leasing, factoring and automobile finance companies and in the saving products and mortgage loans businesses we compete with mutual funds, pension funds, insurance companies and with residential mortgage loan managers (Administradoras de Mutuos Hipotecarios). Furthermore, under the Chilean General Banking Act, representative offices of non-Chilean banks are now allowed to promote the credit products and services of their headquarters, which has increased, and may further increase, competition in our industry and, thus, have an adverse effect on our results of operation and financial condition.

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

In addition to granting loans, part of our financial portfolio consists of trading transactions by our treasury division. Our financial success depends on, among other factors, our ability to accurately balance the risks we take and the returns we gain from our transactions. We use various processes to identify, analyze, manage and control our risk exposure, both in favorable and adverse market conditions. However, these processes involve subjective and complex judgments and assumptions, including projections of economic conditions and assumptions on the ability of our borrowers to repay their loans. Because of the nature of these risks, we cannot guarantee that our risk management efforts will prevent us from experiencing material losses. In particular, we may experience losses that could have a material adverse effect on our business, financial condition and results of operations if, among other factors:

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

Our reliance on short-term deposits as our principal source of funds exposes us to sudden increases in our costs of funding which could have a material adverse effect on our revenues.

Time deposits and other term deposits are our primary sources of funding, which represented 44.1% of our liabilities as of December 31, 2015. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds, any money markets in which we operate will be able to maintain levels of funding without incurring higher funding costs or the liquidation of certain assets. If this were to happen, our business, results of operations and financial condition may be materially and adversely affected.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

Economic policies and any future changes in the value of the Chilean peso or the Colombian peso against the U.S. dollar could affect the dollar value of our securities, since the equity value of CorpBanca is hedged against our base currency Chilean peso. The Chilean peso and the Colombian peso have been subject to significant fluctuations in their value against the U.S. Dollar in the past and could be subject to similar fluctuations in the future. As of December 31, 2014, the Chilean peso depreciated against the U.S. dollar by 15.0% and the Colombian peso depreciated against the U.S. dollar by 24.3%, each as compared to December 31, 2013. As of December 31, 2015, the Chilean peso depreciated against the U.S. dollar by 17.3% and the Colombian peso depreciated against the U.S. dollar by 31.1%, each as compared to December 31, 2014.

Our results of operations may be affected by fluctuations in exchange rates between and among the Chilean peso, the Colombian peso and the U.S. dollar despite our internal policy and Chilean and Colombian regulations relating to the general avoidance of material exchange rate gaps. As of December 31, 2011, 2012, 2013, 2014 and 2015, the gap between foreign currency denominated assets and foreign currency denominated liabilities, excluding derivatives, was Ch$(23,560), Ch$241,832 million, Ch$434,942 million, Ch$(26,191) million and Ch$(497,644) million, respectively.

We may decide to change our policy regarding exchange rate gaps. Regulations that limit such gaps may also be amended or eliminated. Greater exchange rate gaps could increase our exposure to the devaluation of the Chilean peso and/or the Colombian peso, and any such devaluation may impair our capacity to service our foreign-currency obligations and may, therefore, materially and adversely affect our financial condition and results of operations.

Our business is highly dependent on proper functioning and improvement of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. We have backup data for our key data processing systems that could be used in the event of a catastrophe or a failure of our primary systems, and have established alternative communication networks where available. However, we cannot assure you that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. Such failures could be caused by, among other things, software bugs, computer virus attacks, cyber attacks or conversion errors due to system upgrading. In addition, any security breach caused by unauthorized access to information or systems, intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition.

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

Our business in Colombia is dependent on the service and support of a subsidiary of Banco Santander S.A., provided to us pursuant to a technology service agreement. This technology service agreement was extended and expires at the end of December

2016 unless we exercise our option to extend its term through June 2017. If Banco Santander, S.A. is unable to service and support our business in Colombia or if we are unable to integrate our information technology systems into our business in Colombia after the expiration of the technology service agreement, then such failure could materially and adversely affect our business, financial condition and results of operations.

A worsening of labor relations in Chile or Colombia could impact our business.

As of December 31, 2015, on a consolidated basis we had 3,838 employees in Chile (including 27 at our New York Branch), of which 54.2% were unionized and 3,707 employees in Colombia, of which 20.2% were unionized. We are parties to collective bargaining agreements with unions representing our employees in Chile and Colombia. CorpBanca Colombia’s current labor agreement with eigthteen unions in Colombia was subscribed on August 26, 2015 and expires on August 31, 2017. We generally apply the relevant terms of our collective bargaining agreement to unionized and non-unionized employees in each of the markets in which we operate. We have traditionally enjoyed good relations with our employees and their unions. However, a strengthening of cross-industry labor movements may result in increased employee or labor costs that could materially and adversely affect our business, financial condition or results of operations.

On December 29, 2014, the Chilean government proposed a labor reform bill to the Chilean Congress, or the Labor Reform, which intends to substantially modify rules applicable to collective bargaining, including our unionized Chilean employees. The principal proposals included in this bill are to (1) prohibit employers, including us, from hiring replacement employees in the event of a worker strike affecting the business, and (2) ensure a minimum level of benefits. Additionally, the bill prohibits the workers from negotiating and entering into collective bargaining agreements directly with employers outside of established unions. Instead, workers will be required to organize collective bargaining efforts through established union. The bill is expected to be enacted as law during the first half of 2016, in which case it will become effective a year after its publication in the Official Gazette. If this bill becomes law, the effects of any strike or collective bargaining efforts by our employees in Chile could have a negative impact on our business, financial condition or results of operations.

We rely on third parties for important products and services

Third party vendors provide key components of our business infrastructure such as different loan servicing systems, internet connections and network access. Any problems caused by these third parties, including as a result of their not providing us their services for any reason or their performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise to conduct business. Replacing these third party vendors could also entail significant delays and expense and could negatively impact our business.

We may experience operational problems, errors or fraud.

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

We are required to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations and we have adopted various policies and procedures, including internal controls and “know-your customer” procedures, aimed at preventing money laundering and terrorist financing. In addition, because we also rely on our correspondent banks having their own appropriate anti-money laundering and anti-terrorist financing procedures, we use what we believe are commercially reasonable procedures for monitoring our correspondent banks. However, these measures, procedures and compliance may not be entirely effective in preventing third parties from using us (and our correspondent banks) as a conduit for money laundering (including illegal cash operations) or terrorist financing without our (and our correspondent banks’) knowledge or consent. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could be harmed and we could become subject to fines, sanctions or legal enforcement (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us), which could have a material adverse effect on our business, financial condition and results of operation.

Banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations.

We are subject to regulation in the markets in which we operate, including by the SBIF and by the Central Bank of Chile in Chile and by the Central Bank of Colombia, the Colombian Ministry of Finance, the Colombian Superintendency of Finance, the Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio), or SIC, and the Self-Regulatory Organization (Autorregulador del Mercado de Valores-AMV), or the SRO in Colombia.

Pursuant to the Chilean General Banking Act in Chile and the Financial System Organic Act (Estatuto Orgánico del Sistema Financiero) in Colombia, we may, subject to the necessary regulatory approvals, engage in the commercial banking business and in certain businesses in addition to traditional commercial banking. Such additional businesses may include securities brokerage, mutual fund management, securitization, insurance brokerage, leasing, factoring, financial advisory, custody and transportation of securities, loan collection and financial services. Regulators may in the future impose more restrictive limitations on the activities of banks, including us.

New capital adequacy requirements could require us to inject further capital into our business as well as in businesses we acquire, or to capitalize dividends, restrict the type or volume of transactions we enter into, or set limits on or require the change of rates or fees that we charge on certain loans or other products, any of which could lower the return on our investments, assets and equity. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities.

CorpBanca must maintain a capital adequacy index of at least 8% calculated pursuant to the guidelines issued by the SBIF. In line with the future adoption of Basel III regulations in Chile, the SBIF has maintained a proposal to increase the minimum effective BIS capital adequacy ratio from the current 8% to 10.5%. This change requires an amendment to the Chilean General Banking Act by Congress, and when adopted, could require us to inject additional capital in our business in the future. The SBIF has not issued any timetable for adoption of Basel III but has issued guidance to Chilean banks regarding the adoption of Basel III for 2019. Although we have not failed in the past to comply with our capital maintenance obligations, there can be no assurance that we will not do so in the future.

As a result of the 2008 global financial crisis, there has been an increase in government regulation of the financial services industry in many countries. Such regulation may also be increased in Chile and/or in Colombia, including the imposition of higher capital requirements, heightened disclosure standards and restrictions on certain types of transaction structures. In addition, numerous novel regulatory proposals have been discussed or proposed. If enacted, new regulations could require us to inject further capital into our business, restrict the type or volume of transactions we enter into, or set limits on or require the modification of rates or fees that we charge on certain loans or other products, any of which could lower the return on our investments, assets and equity. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities.

The banking regulatory and capital markets environment in which operate is continually evolving and may change.

Changes in banking regulations may materially and adversely affect our business, financial condition and results of operations. Chilean laws, regulations, policies and interpretations of laws relating to the financial system are continually evolving and changing.

In Chile, new regulations have been enacted in the past years which have, among others things, (a) increased the limit on the amount that a bank is allowed to grant as an unsecured loan to a single individual or entity (currently set at 10% of its regulatory capital and up to 30% of its regulatory capital if any loans granted in excess of the 10% are secured by certain collateral, for persons non related to the bank and at 5% or 25% if loans in excess of 5% are secured by certain collateral, for certain groups of persons related to the bank), (b) allowed marketing and promotion activities of credit products and services by non-Chilean banks with representative offices in Chile, (c) strengthened consumers’ rights in connection with financial products and services; and (d) lowered the maximum legal interest rate that can be imposed in general loans valued at over UF 200. These amendments have affected the Chilean banking industry in several ways including by increasing competition, increasing the risks associated with the growth of loan portfolios, providing additional scrutiny regarding prices and contracts for financial products and have caused a loss of flexibility in the determination of price and product distribution strategies in the retail banking segment.

Colombia has also experienced recent changes in applicable laws, regulations and policies, such as those regulating collateral and foreclosure, financial inclusion and consumer protection. In 2013, a new regulation regarding liens over movable assets was enacted which may affect our rights to foreclose on or liquidate movable assets pledged in favor of our Colombian subsidiaries. This new law created a new registry for liens over movable assets, pursuant to which, secured creditors –including us- had to register liens granted on their favor before the enactment of the law. There is a risk that third parties with conflicting liens may also try to obtain registration over the same assets, in which case the first party to register a lien will have priority over any others. In order to promote financial inclusion, the Colombian Congress passed Law No. 1,735 of 2014 which created a new type of financial entity called Specialized Electronic Deposit and Payment Institutions (Sociedades Especializadas en Depósitos y Pagos Electrónicos) as a new deposit-taking entity form that can be incorporated by a natural person, postal service offices and/or mobile network operator or another non-bank company. The Specialized Electronic Deposit and Payment Institutions are regulated financial services providers subject to financial regulation and supervision. The only activities these entities are authorized to perform are remote cash-in and cash-out deposit operations, the allocation of customers’ funds in electronic deposit accounts and the offering of transactional services such as remittances, transfers, and payments. This change increases the potential source of competition in Colombia and may impart our ability to acquire new customers or retain existing customers. Additionally, Law No. 1,328 of 2009, amended in 2014, created a customer protection regime with respect to financial institutions. This regime strengthened the rights of consumers of financial services and products and set forth specific obligations for financial institutions. Any violation of this law or regulations issued pursuant to this law by CorpBanca Colombia could result in monetary or administrative sanctions or restrictions on its operations.

Any of the regulatory changes mentioned above or their applicability or interpretation, and future regulatory activity could have an adverse effect on our operations and financial condition.

We are subject to regulatory inspections, examinations and to the imposition of fines by regulatory authorities in Chile and in Colombia.

We are also subject to various inspections, examinations, inquiries, audits and other regulatory requirements by Chilean and Colombian regulatory authorities.

We cannot assure you that we will be able to meet all of the applicable regulatory requirements and guidelines, or that we will not be subject to other sanctions, fines, restrictions on our business or other penalties in the future as a result of noncompliance. If other sanctions, fines, restrictions on our business or other penalties are imposed on us for failure to comply with applicable requirements, guidelines or regulations, our business, financial condition, results of operations and our reputation and ability to engage in business may be materially and adversely affected.

Pursuant to letter No. 16191, the SBIF fined the bank for an alleged infringement to the individual lending limits provided by article 84 No. 1, in relation to article 85 of the Chilean General Banking Act. The total amount was Ch$21,765 million. In an extraordinary meeting on January 4, 2016, the bank’s board of directors agreed: to communicate the letter as a material event, expressing disagreement with the alleged infringement and to instruct management to exercise each and every legal action in order to obtain the annulment of the fine.

On January 8, 2016, the bank paid the full amount of the fine as a mandatory condition precedent to exercise its appeal rights. However, no provision was made as of December 31, 2015 as management believes that it is probable that the fine will be annulled through the appeal process.

On January 18, 2016, CorpBanca brought an action before the Santiago Court of Appeals seeking the annulment of the fine. As of today, the court has not issued its ruling. We cannot assure you that a decision will be made in our favor. A final, non-appealable decision that is adverse to our claims may have a material adverse effect on our business, financial condition and results of operations.

Failure to protect personal information could materially and adversely affect our business, financial condition and results of operations.

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

We invest in debt securities issued by the Chilean and Colombian governments, the Central Bank of Chile and the Chilean Ministry of Finance that, for the most part, are short-term and highly liquid instruments. As of December 31, 2015, 3.8% of our total assets comprised of securities issued by the Chilean government and 3.9% of our total assets comprised securities issued by foreign governments, mostly by the Colombian government. If the Chilean or Colombian governments default on the timely payment of such securities, our business, financial condition and results of operations may be adversely affected.

A downgrade of CorpBanca’s counterparty credit rating by international or domestic credit rating agencies could materially and adversely affect our debt credit rating for domestic and international debt, our business, our future financial performance, stockholders’ equity and the value of our securities.

Following the announcement of the Itaú-CorpBanca Merger, Standard & Poor´s placed CorpBanca BBB/A-2 ratings on CreditWatch Developing and Moody’s changed our rating review direction to ‘possible upgrade’, from ‘review for downgrade’, on our long and short term ratings, on January 14 and January 31, 2014, respectively. On August 20, 2015 and on June 15, 2015, Standard and Poor’s and Moody’s, respectively, confirmed the aforementioned ratings.

Any adverse revision to CorpBanca’s credit ratings in Chile or Colombia for domestic and international debt by international and domestic rating agencies may adversely affect our debt ratings, and, as a result, our cost of funding, including interest rates paid on our deposits and securities. If this were to happen, it could have a material adverse effect on our business, future financial performance, stockholders’ equity and the value of our securities.

Mismatches in the maturity of our loan portfolio and our funding sources as well as exchange rate fluctuations related to our funding sources could materially and adversely affect our business, financial condition and results of operations and our capacity to expand our loan business.

We are exposed to maturity mismatches between our loans and sources of funding. The majority of our loan portfolio consists of fixed interest rate loans, and the yield from our loans depends on our ability to balance our cost of funding with the interest rates we charge to our borrowers. An increase in market interest rates in Chile or Colombia could increase our cost of funding, especially the cost of time deposits, and could reduce the spread we earn on our loans, materially and adversely affecting our business, financial condition and results of operations.

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

We are subject to financial and operational risks associated with derivative transactions.

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

The occurrence of natural disasters in the regions where we operate could impair our ability to conduct business effectively and could adversely affect our results of operations.

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

RISKS RELATING TO CHILE, COLOMBIA AND OTHER COUNTRIES IN WHICH WE OPERATE

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

As a regulated financial institution, we are required to submit to the SBIF unaudited consolidated and unconsolidated balance sheets and income statements on a monthly basis. As of January 2008, the statements have to be prepared in accordance with the Compendium of Accounting Standards (Compendio de Normas Contables y Manual del Sistema de Información), or the Compendium, and the rules of the SBIF. Although Chilean banks are required to apply IFRS as issued by the IASB as of January 1, 2009, certain exceptions introduced by the SBIF prevent banks from achieving full convergence, for example loan loss provisions, assets received in lieu of payment among others. Also, the SBIF is vested with the authority to issue specific orders to banks, including on accounting matters. In those situations which are not addressed by the guidance issued by the SBIF, institutions must follow the generally accepted accounting principles issued by the Association of Chilean Accountants, which coincide with IFRS as issued by the IASB. However, our consolidated annual financial statements as of and for the three years ended December 31, 2015 have been prepared in accordance with IFRS in order to comply with SEC requirements.

Our consolidated financial statements include the necessary adjustments and reclassifications to the incorporated financial statements of each of CorpBanca’s subsidiaries and the New York Branch to bring their accounting policies and valuation criteria into line with those applied by the Bank, in accordance with IFRS-IASB.

The securities laws of Chile, which govern open or publicly listed companies such as ours, have as one of their principal objectives promoting disclosure of all material corporate information to the public. Chilean disclosure requirements, however, differ from those in the United States in some important respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those in the United States and in certain respects the Chilean securities markets are not as highly regulated and supervised as the United States securities markets.

Chile imposes controls on foreign investment and repatriation of investments that may affect our investors’ investment in, and earnings from, our ADSs.

Investors who are not Chilean residents are required to provide the Central Bank of Chile with information related to equity investments and conduct such operations within the Formal Exchange Market. See “Item 10. Additional Information—D. Exchange Controls” for a discussion of the types of information required to be provided.

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

Additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them or the repatriation of the proceeds from such disposition or the payment of dividends could be imposed in the future and we cannot advise you as to the duration or impact of such restrictions, if imposed.

The legal restrictions on the exposure of Chilean pension funds may adversely affect our access to funding.

Chilean regulations impose restrictions on the share of assets that a Chilean pension fund management company (Administradora de Fondos de Pensiones, or AFP) may allocate: (i) per fund (considering all sub-funds within an AFP (A, B, C, D or E)), to deposits in checking accounts and term deposit accounts and in debt securities issued by a single banking institution (or guaranteed by such bank); (ii) per type of sub-fund, to shares, deposits, derivatives and debt securities of a single banking institution (or guaranteed by such bank); and (iii) per fund (considering all sub-funds), to shares issued by a single banking institution. Additionally, each fund managed by an AFP is permitted to make deposits with a bank for an amount not to exceed the equivalent of such bank’s equity. If the exposure of a pension fund managed by an AFP to a single bank exceeds such limit for investments in securities, the AFP for such pension fund is required to reduce the fund’s exposure below the limit within three years.

As of December 31, 2015, the aggregate exposure of AFPs to us was Ch$967,726 million or 0.89% of their total assets. If the exposure of any AFP to us exceeds the regulatory limit, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our business, financial condition and results of operations.

Future increases in the corporate tax rate or additional modifications to the tax systems of the countries in which we operate may have a material adverse effect on us.

On September 29, 2014, Law No. 20,780, or the Tax Reform, was published in the Chilean Official Gazette, introducing the most significant amendments to the Chilean tax system over the last thirty years and strengthening the powers of the Chilean IRS to control and prevent tax avoidance. One of the main purposes of this reform was to finance major educational reforms under discussion in the Chilean Congress.

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

Foreign source income obtained by taxpayers domiciled or resident in Chile is generally subject to taxes in Chile on a cash basis. However, in the case of branches or other permanent establishments located abroad, both accrual and received income are considered in Chile for tax purposes. Also, taxpayers who obtain passive income from foreign companies, in which they have control, as defined by law, will have to pay taxes on accrual and cash basis, for the passive income accrued or perceived by those controlled entities.

Bonds and other debt instruments issued in Chile by Chilean companies are deemed to be located in Chile for capital gains purposes. However, bonds issued outside of Chile by Chilean companies are not deemed located in Chile for capital gain purposes and, consequently, the sale of such bonds by a non-Chilean resident is not subject to capital gains tax in Chile (according to section 11 of the Ley Sobre Impuesto a la Renta or the Chilean Income Tax Law (it would be considered a foreign source income obtained by a non-Chilean resident).

The Tax Reform may have a material adverse effect on our business, financial condition and results of operations. Furthermore, uncertainty relating to tax legislation in Chile and Colombia poses a constant risk to CorpBanca. Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting stated expenses and deductions, and eliminating incentives and non-taxed income. In addition, the Colombian government has a significant fiscal deficit that may result in future tax increases.

Colombian tax haven regulation could adversely affect our business and financial results.

Decree 1966 of 2014 amended by Decree 2095 of 2014 designates 37 jurisdictions as tax havens for Colombian tax purposes. In October 2014, Panama and Colombia signed a memorandum of understanding by which they agreed to execute a double taxation treaty. However, if Panama is considered a tax haven under Colombian tax regulations, the clients of our Colombian subsidiaries in Panama who are residents in such jurisdiction would be subject to the following regulations: (i) higher withholding tax rates including a higher withholding rates over financial yields derived from investments in the Colombian securities market, (ii) the Colombian transfer pricing regime and its reporting duties, (iii) an assumption for Colombian authorities of residency for the purposes of qualifying a conduct as abusive under tax regulations, (iv) the disallowance of payments made to residents or entities located in tax havens as costs or deductions, unless the respective withholding tax has been applied and (v) other additional information disclosure requirements.

Any downgrading of Chile’s or Colombia’s debt credit rating for domestic and international debt by international credit rating agencies may also affect our business and future financial performance.

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

Our growth and profitability depend on the level of economic activity in Chile, Colombia and other emerging markets.

Substantially all of our loans are to borrowers doing business in Chile or Colombia. Accordingly, the recoverability of these loans in particular, our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile and Colombia. The Chilean and Colombian economies have been influenced, to varying degrees, by economic conditions in other emerging market countries. Future developments in or affecting the Chilean or Colombian economies, including consequences of economic difficulties in emerging and developed markets, including some of our neighbor countries, or a deceleration in the economic growth of Asian or other developed nations to which Chile and Colombia export a majority of their respective goods, could materially and adversely affect our business, financial condition or results of operations.

Our results of operations and financial condition could also be affected by changes in economic or other policies of the Chilean or Colombian governments, which have each exercised and continue to exercise a substantial influence over many aspects of the private sector, or other political or economic developments in Chile. In addition, our financial condition and results of operations could also be affected by regulatory changes in administrative practices or other political or economic developments in or affecting Chile or Colombia, over which we have no control.

Inflation and government measures to curb inflation could adversely affect our financial condition and results of operations.

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

We may be unsuccessful in addressing the challenges and risks presented by our operations in countries outside Chile or Colombia.

We now operate a banking business in Colombia through CorpBanca Colombia and in Panamá through subsidiaries of CorpBanca Colombia. Our operations are focused on retail banking, as well as wholesale and commercial banking and providing financing and deposit services to SMEs and individuals with medium-high income levels. CorpBanca Colombia provides a broad range of commercial and retail banking services to its customers, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla.

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

Colombia has experienced internal security issues, primarily due to the activities of guerrilla groups such as the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia or the FARC), National Liberation Army (Ejército de Liberación Nacional or the ELN), paramilitary groups and drug cartels. In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers.

Despite the ongoing peace negotiations between the Colombian government and FARC, which have reduced guerrilla and criminal activity, particularly in the form of terrorism attacks, homicides, kidnappings and extortion, such activities persist in Colombia, and possible escalation of such activities and the effects associated with them have had and may have in the future a negative impact on the Colombian economy and on our operations in Colombia, including our customers, employees, results of operations and financial condition, and physical assets.

While the terms of a final peace agreement are still unknown, the government is likely to subject the proposed final text of these agreements to a referendum. The final agreement is expected to provide FARC with several benefits including: (i) changes in legislation concerning access to credit and financial services; (ii) tax benefits, and (iii) more favorable labor regulations. Such agreements and other legistalive changes arising therefrom may have a negative impact on the Colombian economy and on our operations in Colombia.

ELN, paramilitary groups and drug cartels’ are not part of the peace negotiations.It is expected that their activities will continue.

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

Additionally, further deterioration in relations with Venezuela and Ecuador may result in the closing of borders, the imposition of trade barriers or a breakdown of diplomatic ties, any of which could have a negative impact on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition. In 2015, the Venezuelan government abruptly closed the Colombian-Venezuelan border which resulted in a substantial decrease in trade between Colombia and Venezuela and increased diplomatic tensions between the two governments. As of March 2016, the border remains closed and the Venezuelan government has announced that such closure is indefinite. A continued closure of the border may result in further deterioration of trade and could have a negative impact in the Colombian economy.

Constitutional collective actions (acciones populares), class actions (acciones de grupo) and other similar legal actions in Chile and Colombia involving claims for significant monetary awards against financial institutions may have an adverse effect on our business and results of operations.

Under the Chilean Consumer Protection Act and under the Colombian Constitution, individuals may initiate collective or class actions to protect their collective or class rights, as applicable. In the past few years, Chilean financial institutions have experienced limited numbers of collective and class actions mostly relating to abusive clauses in standard contracts.

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

Future restrictions on interest rates or banking fees could negatively affect our profitability.

In the future, additional regulations in the jurisdictions where we operate could impose limitations regarding interest rates or fees charged by CorpBanca. Any such limitations could materially and adversely affect our results of operations and financial situation.

The Colombian Commerce Code limits the amount of interest that may be charged in commercial transactions. In the future, regulations could impose limitations regarding interest rates or fees we charge. Any such limitations could materially and adversely affect our results of operations and financial position. In the past, there have been disputes in Colombia among merchants, payment services and banks regarding interchange fees. Although such disputes have been resolved, the SIC, may initiate new investigations relating to the interchange fees. This possibility may lead to additional decreases in such fees, which in turn could adversely our operations in Colombia and our consolidated financial results.

Furthermore, the Colombian government has the authority to establish and define criteria and formulas applicable to the calculation of banking fees and other charges and to establish caps on the banking fees, credit card fees, and other charges that we impose on our customers. On December 20, 2011, the Colombian government used its authority to set a cap on the fees banks can charge on withdrawals from ATMs outside their own networks. Additionally, under Colombian regulation, banks are prohibited from charging prepayment penalties or fees on loans, other than in mortgage loans, except when the outstanding amount of a loan is more than the equivalent of 880 monthly minimum wages, or SMMLV (approximately US$180,861). In mortgage loans, irrespective of their principal amount or in other loans in which the outstanding amount is greater than 880 SMMLV, prepayment penalties or fees may be charged but only when expressly contemplated under the governing loan agreement. Further limits or regulations regarding banking fees, and uncertainties with respect thereto could have a negative effect on CorpBanca Colombia and our results of operations and financial condition.

Insolvency laws may limit our monetary collection and ability to enforce our rights.

A new Insolvency Act was published in Chile in the Official Gazette on January 9, 2014 (the Insolvency Act) and came into effect on October 9, 2014. Under this new Insolvency Act, monetary collection and enforcement of rights by a creditor may face limitations such as those arising from the Insolvency Protection (as defined below) recognized by the act. For more information on these limitations please see “Item 4—Information on the Company—B. Business Overview—Recent Regulatory Developments in Chile”.

Colombian insolvency laws provide that creditors of an insolvent debtor in default are prohibited from initiating collection proceedings outside the bankruptcy or reorganization process of such debtor. In addition, all collection proceedings outstanding at the beginning of any bankruptcy or reorganization process of any insolvent debtor must be suspended and creditors are prevented from enforcing their rights against the collateral and other assets of the debtor until the reorganization has been agreed (in which case the collection proceeding is resolved within the reorganization agreement) or it is declared that no reorganization was agreed. Additionally, Colombian laws provide insolvency protection for non-merchant individuals. This insolvency protection entails that, once a non-merchant individual has ceased paying his or her debts, such individual can initiate a voluntary insolvency proceeding before a notary public or mediator to reach an agreement with its creditors. The terms of any agreement reached with a group (two or more) of creditors that represent more than 50% of the total amount of the claims will be mandatorily applicable to all relevant creditors. There are other protections such as an automatic stay for a maximum of 90 days. These legal limitations make it difficult to recover on defaulted loans, and as a result, may cause CorpBanca Colombia to enhance its credit requirements which would result in decreased lending to individuals by making it more expensive. In addition, increased difficulties in enforcing debt and other monetary obligations due to this insolvency law could have an adverse effect on CorpBanca Colombia and our results of operations and financial condition.

The Central Bank of Colombia may impose requirements on our (and other Colombian residents’) ability to obtain loans in foreign currency.

The Central Bank of Colombia may impose certain mandatory deposit requirements in connection with foreign currency denominated loans obtained by Colombian residents, including CorpBanca Colombia, although no such mandatory deposit requirement is currently in effect. We cannot predict or control future actions by the Central Bank in respect of deposit requirements, which may involve the establishment of a mandatory deposit percentage, and the use of such measures by the Central Bank may raise our cost of raising funds and reduce our financial flexibility.

RISKS RELATING TO EXPANSION AND INTEGRATION OF ACQUIRED BUSINESSES

We may not be able to manage our growth successfully.

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

Integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us.

We have engaged in a number of mergers and acquisitions in the past, including the CorpBanca Colombia Acquisition, the Helm Bank Acquisition, and may make further mergers and acquisitions in the future as part of our growth strategy. We believe that these transactions will contribute to our continued growth and competitiveness in the Chilean, Colombian, and international banking sectors.

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

Acquisitions and strategic partnerships may not perform in accordance with expectations, may fail to receive required regulatory approvals or may disrupt our operations and adversely affect our business financial condition and results of operations.

A component of our strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy we have consummated (i) the Banco Santander Colombia Acquisition in 2012 (today “CorpBanca Colombia”); and (ii) the Helm Bank Acquisition in 2013. Helm Bank was merged with and into CorpBanca Colombia on June 1, 2014. We will continue to consider additional strategic acquisitions and alliances from time to time, inside and outside of Chile and Colombia. Strategic acquisitions and alliances, including the Helm Bank Acquisition, could expose us to risks with which we have limited or no experience. Future acquisitions may also be subject to regulatory approval, which we may not receive, particularly in view of our increasing market share in the Colombian banking industry.

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

We may have problems successfully completing the implementation of a new information technology core banking system in Colombia.

A key element of our expansion strategy consists in the acquisition of existing businesses and their integration into our business model and administration and management processes. During 2015, we continued the integration process of Helm Bank and its subsidiaries into our pre-existing operations and business model, including integration of back-office functions. An important step of this integration process is the implementation of a new information technology core banking system in Colombia, which we have been implementing since February 2013. If we are unable to successfully complete the implementation of this new information technology core banking system in Colombia, the integration process in Colombia could be adversely affected, which could adversely affect our financial condition, results of operations and liquidity. The implementation of the new information technology core banking system in CorpBanca Colombia is underway.

RISKS RELATING TO THE PENDING ITAÚ-CORPBANCA MERGER

CorpBanca may be unable to fully realize the anticipated benefits of the Itaú-CorpBanca Merger.

The Itaú-CorpBanca Merger involves bringing together two large financial institutions that currently operate as independent companies. CorpBanca will be required to devote significant management attention and resources to integrating certain aspects of the business practices and operations of CorpBanca and Itaú Chile.

The success of the Itaú-CorpBanca Merger will depend, in part, on CorpBanca’s ability to realize anticipated revenue synergies, cost savings and growth opportunities resulting from the combination of the businesses of CorpBanca and Itaú Chile. We expect to generate synergies resulting from optimization of organizational structures, scalable IT systems, savings related to the branch network and reductions in administrative expenses. There is a risk, however, that CorpBanca may not be able to combine the businesses of CorpBanca and Itaú Chile in a manner that permits CorpBanca to realize these revenue synergies, cost savings and growth opportunities in the time, manner or amounts CorpBanca currently expects or at all. Potential difficulties CorpBanca may encounter as part of the merger process include, among other things:

•	complexities associated with managing Itaú-CorpBanca;

•	the need to implement, integrate and harmonize various business-specific operating procedures and systems, as well as the financial, accounting, information and other systems of CorpBanca and Itaú Chile;

•	potential loss of key employees as a result of implementing the Itaú-CorpBanca Merger;

•	the need to coordinate the existing products and customer bases of CorpBanca and Itaú Chile; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the merger and the other transactions described in the Transaction Agreement (as defined below), or the Itaú-CorpBanca Merger.

In addition, CorpBanca and Itaú Chile have operated and, until the completion of the merger, will continue to operate separately. It is possible that the integration process could result in:

•	diversion of management’s attention from their normal areas of responsibility to address issues related to the Itaú-CorpBanca Merger; and

•

the disruption of CorpBanca’s or Itaú Chile’s ongoing businesses or inconsistencies in its standards, controls, procedures and policies, each of which could adversely affect their ability to maintain good relationships with its customers, suppliers, employees and other constituencies, or to achieve the anticipated benefits of the Itaú-CorpBanca Merger, and could increase costs or reduce their earnings or otherwise adversely affect the business, financial condition, results of operations and/or prospects of the merged entity following the completion of the merger, Itaú CorpBanca, which we refer to herein as, and will be referred to following the completion of the merger as, Itaú-CorpBanca. Actual revenue synergies, cost savings, growth opportunities and efficiency and operational benefits resulting from the merger may be lower and may take CorpBanca longer than it currently expects.

The integration of two large companies also presents significant management challenges. In order to achieve the anticipated benefits of the merger, the operations of the two companies will need to be reorganized and their resources will need to be combined in a timely and flexible manner.

There can be no assurance that CorpBanca will be able to implement these steps as anticipated or at all. If CorpBanca fails to consummate the Itaú-CorpBanca Merger within the time frame that is currently contemplated or to the extent that is currently planned, or if for any other reason the expected revenue synergies, cost savings and growth opportunities fail to materialize, it may not produce the benefits that CorpBanca currently anticipates.

CorpBanca has and will continue to incur significant costs and expenses in connection with the Itaú-CorpBanca Merger.

CorpBanca has incurred and will continue to incur substantial expenses in connection with the Itaú-CorpBanca Merger. These costs and expenses include financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization and restructuring costs, filing fees, printing expenses and other related charges. Some of these costs are payable by CorpBanca and Itaú Chile regardless of whether the Itaú-CorpBanca Merger is completed. There are also many processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Itaú-CorpBanca Merger. While CorpBanca has assumed that a certain level of expenses would be incurred in connection with the Itaú-CorpBanca Merger, there are many factors beyond CorpBanca’s control that could affect the total amount or the timing of the related expenses.

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

Itaú Unibanco will control the board of directors of Itaú-CorpBanca.

Itaú Unibanco and CorpGroup will collectively appoint a majority of the directors of the board of directors of Itaú-CorpBanca after the completion of the Transactions. The Itaú-CorpBanca Shareholders Agreement to be entered into by Itaú Unibanco and Corp Group contemplates that the directors appointed by them will vote, to the extent permited by the law, in a block and in accordance with the recommendation of Itaú Unibanco, subject to certain exceptions. Accordingly, Itaú Unibanco will be able to control the actions taken by the board of directors of Itaú-CorpBanca on most matters.

Uncertainties associated with the Itaú-CorpBanca Merger may cause a loss of management personnel and other key employees that could adversely affect CorpBanca, Itaú Chile and/or Itaú-CorpBanca.

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

Itaú-CorpBanca’s future results will suffer if it cannot effectively manage its expanded operations following completion of the Itaú-CorpBanca Merger.

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

Failure to consummate the Itaú-CorpBanca Merger could negatively impact the share price and the future business and financial results of CorpBanca.

If the Itaú-CorpBanca Merger is not consummated, the ongoing businesses of CorpBanca may be adversely affected and, without realizing any of the benefits of having consummated the Itaú-CorpBanca Merger, CorpBanca will be subject to a number of risks, including the following:

•	CorpBanca and/or Itaú Chile will be required to pay costs and expenses relating to the Itaú-CorpBanca Merger;

•	matters relating to the Itaú-CorpBanca Merger may require substantial commitments of time and resources by CorpBanca’s management, which could otherwise have been devoted to other opportunities that may have been beneficial to CorpBanca; and

•	the Transaction Agreement restricts CorpBanca, without Itaú Chile’s consent and subject to certain exceptions, from taking certain actions until the Itaú-CorpBanca Merger is consummated. These restrictions may prevent CorpBanca from pursuing otherwise attractive business opportunities and making other changes to their businesses that may arise prior to consummation of the Transactions.

If the Transactions are not consummated, these risks may materialize and may adversely affect CorpBanca business, financial results and share price.

The Transaction Agreement contains provisions that restrict CorpBanca’s ability to pursue alternative transactions.

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

The Transaction Agreement may be terminated in accordance with its terms and the Transactions may not be completed.

The Transaction Agreement is subject to a number of customary closing conditions which must be fulfilled in order to consummate the Itaú-CorpBanca Merger. Those conditions include: absence of orders preventing or suspending consummation of the Transactions, the accuracy of the representations and warranties by both parties, performance by both parties of their covenants and agreements, the execution and delivery by both parties of the Shareholders’ Agreement and certain pledge agreements, and the absence of any circumstance, occurrence or change that has had a material adverse effect on any of the parties. These conditions to the closing of the Itaú-CorpBanca Merger may not be fulfilled and, accordingly, the merger may not be completed. In addition, if the Itaú-CorpBanca Merger is not completed by May 2, 2016, either CorpBanca or Itaú Chile may choose not to proceed with the Itaú-CorpBanca Merger, and any party can unilaterally decide to terminate the Transaction Agreement.

RISKS RELATING TO OUR SECURITIES

U.S. securities laws do not require us to disclose as much information to investors as a U.S. issuer is required to disclose.

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

We are required to file an annual report on Form 20-F, but we are not required to file any quarterly reports. A U.S. registrant must file an annual report on Form 10-K and three quarterly reports on Form 10-Q.

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

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange.

We are a “controlled company” and a “foreign private issuer” within the meaning of the New York Stock Exchange (NYSE) corporate governance standards, which exempts us from certain NYSE corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (i) a majority of our board of directors (directorio), consist of independent directors, (ii) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (iii) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (iv) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken, and (v) the members of the audit committee meet the Exchange Act Rule 10A-3(b)(1) independence requirements. We currently use these exemptions and intend to continue using these exemptions. Accordingly, you will not have the same protections afforded to investors in companies that are subject to all NYSE corporate governance requirements. See “Item 16G. Corporate Governance” for a comparison of the corporate governance standards of the New York Stock Exchange and Chilean practice.

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

A lack of liquidity in the markets may develop for our ADSs, which would negatively affect the ability of the holders to sell our ADSs or the price at which holders of our ADSs desire to sell them. Future trading prices of our ADSs will depend on many factors including, among other things, prevailing interest rates, our operating results and the market for similar securities.

Our common shares underlying the ADSs are listed and traded on the Santiago Stock Exchange and the Chilean Electronic Exchange, although the trading market for the common shares is small by international standards.

In addition, according to article 14 of the Ley de Mercado de Valores, Law No. 18,045, or the Chilean Securities Market Act, the Chilean Superintendency of Securities and Insurance, or SVS, may suspend the offer, quotation or trading of shares of any company listed on the Chilean stock exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the SVS will then cancel the relevant listing in the registry of securities. These and other factors may substantially limit your ability to sell the common shares underlying your ADSs at a price and time at which you wish to do so.

You may be unable to exercise preemptive rights.

The Ley Sobre Sociedades Anónimas, Law No. 18,046 and the Reglamento de Sociedades Anónimas, which we refer to collectively as the Chilean Corporations Act, and applicable regulations establish that whenever we issue new common shares for cash, we are obligated by law to grant preemptive rights to all of our shareholders (including the depositary on behalf of the holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. However, we may not be able to offer shares to United States holders of ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of common shares unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Act, is effective with respect to such rights and common shares, or an exemption from the registration requirements of the Act is available.

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

Under Chilean law, a shareholder is required to be registered in our shareholders’ registry at least five business days before a shareholders’ meeting in order to vote at such meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to vote at shareholders’ meetings, because the shares underlying the ADSs will be registered in the name of the depositary. While a holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs in accordance with the procedures provided for in the deposit agreement, a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so. In certain instances, a discretionary proxy may vote our shares underlying the ADSs if a holder of ADSs does not instruct the depositary with respect to voting. In addition, the vote of a holder of ADSs may not be necessary to approve certain matters since under Chilean law, substantially all of the forms of corporate action can be approved with the votes of our controlling shareholder in a duly summoned shareholders’ meeting, Corp Group Banking and other investment companies such as Compañía Inmobiliaria y de Inversiones Saga SpA (or Saga), which are owned by Mr. Saieh Bendeck and his family, except for certain matters requiring supermajority approval according to Chilean law.

U.S. holders of our ADSs or common shares could suffer adverse tax consequences if the Company is characterized as a passive foreign investment company.

If you are a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. federal income tax considerations”) and we are a passive foreign investment company, or PFIC, for any taxable year during which you own our ADSs or common shares, you could be subject to adverse U.S. tax consequences. As of the date of this Annual Report, we do not expect to be classified as a PFIC for U.S. federal income tax purposes for our current taxable year or for any taxable year in the foreseeable future. However, the determination of whether we are a PFIC is made on an annual basis and will depend on the composition and nature of our income and the composition, nature and value of our assets from time to time, and therefore no assurance can be provided regarding our PFIC status. You should consult your tax advisor regarding the U.S. federal, state and local and other tax consequences of owning and disposing of the ADSs or common shares in your particular circumstances. See Item 10. Additional Information—E. Taxation—U.S. federal income tax considerations” for additional information related to the PFIC rules and their application to the bank.

Holders of the ADSs or our common shares could be subject to a 30% U.S. withholding tax.

Pursuant to Sections 1471 through 1474 of the the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury Regulations promulgated thereunder, a 30% withholding tax may be imposed on all or some of the payments on the ADSs or our common stock after December 31, 2018 to holders and non-U.S. financial institutions receiving payments on behalf of holders that, in each case, fail to comply with information reporting, certification and related requirements. This withholding tax, if it applies, could apply to any payment made with respect to the ADSs or our common stock, and ADSs or shares of our common stock held through a non-compliant institution may be subject to withholding even if the holder otherwise would not be subject to withholding. U.S. holders are urged to consult their tax advisers regarding the application of these rules to their ownership of the ADSs or our common stock. See Item 10. Additional Information—E. Taxation—U.S. federal income tax considerations” for additional information related to these rules and their application to holders of ADSs or our common shares.

Exchange controls and withholding taxes in Chile may limit repatriation of your investment.

Equity investments in Chile by persons who are not Chilean residents are generally subject to various exchange control regulations that govern the repatriation of investments and earnings.

Dividends received by holders of ADSs are paid net of foreign currency exchange fees and fees and expenses of the depositary and are subject to Chilean withholding tax, currently imposed at a rate of 35%, subject to credits in certain cases as described under “Item 10. Additional Information—E. Taxation—Chilean Tax Considerations”. In order to facilitate capital movements from and into Chile and to encourage foreign investment, the Central Bank of Chile eliminated many foreign exchange restrictions and adopted the Compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales) effective April 19, 2001.

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

HISTORY

We are Chile’s oldest operating bank, incorporated as Banco de Concepción by Decree No. 180 of the Chilean Ministry of Finance on October 3, 1871, and legally began operations as a bank on October 16 of the same year. We were founded by a group of residents of the city of Concepción, Chile, led by Aníbal Pinto, who would later become President of Chile. In 1971, Banco de Concepción was transferred to a government agency, Corporación de Fomento de la Producción (the Chilean Corporation for the Development of Production, or CORFO). Also in 1971, Banco de Concepción acquired Banco Francés e Italiano in Chile, which provided for the expansion of Banco de Concepción into Santiago. In 1972 and 1975, the bank acquired Banco de Chillán and Banco de Valdivia, respectively. In November 1975, CORFO sold its shares of the bank to private business persons, who took control of the bank in 1976. In 1980, the name of the bank was changed to Banco Concepción. In 1983, control of Banco Concepción was assumed by the SBIF. The bank remained under the control of the SBIF through 1986, when it was acquired by Sociedad Nacional de Minería (the Chilean National Mining Society, or SONAMI). Under SONAMI’s control, Banco Concepción focused on providing financing to small- and medium-sized mining interests, increased its capital and sold a portion of its high-risk portfolio to the Central Bank of Chile. Investors led by Mr. Alvaro Saieh Bendeck purchased a majority interest of Banco Concepción from SONAMI in 1996. For over twenty years, Mr. Saieh Bendeck has directed the acquisition, creation and operation of a number of commercial banks, mutual fund companies, insurance companies and other financial entities in Chile and other parts of Latin America.

Following our acquisition by Mr. Alvaro Saieh Bendeck in 1996, we changed our name to CorpBanca, hired a management team with substantial experience in the Chilean financial services industry and commenced a period of significant growth fueled by organic expansion and acquisitions. In our first significant transactions, we acquired the assets of the consumer loan division of Corfinsa and the finance company Financiera Condell S.A. in 1998. In that year we also consolidated our information technology systems into a single, integrated platform, Integrated Banking System, or IBS, a central information system that replaced a number of systems, providing us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each product and client segment.

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

The participation of CorpBanca in CorpBanca Colombia was 66.39% as of December 31, 2013 as compared to 91.93% as of December 31, 2012 following a capital increase by CorpBanca Colombia in 2013 in which CorpBanca participated in a smaller proportion than the remaining shareholders. Finally, CorpBanca’s ownership stake in CorpBanca Colombia decreased to 66.28% in June, 2014 after the merger of this subsidiary with Helm Bank.

On August 6, 2013 we acquired approximately 99.75% of the ordinary shares of Helm Bank (reflecting approximately 87.42% of the ordinary and preferred shares then issued by Helm Bank), a commercial and retail bank in Colombia, including its subsidiaries in Colombia, Panamá, and the Cayman Islands. In the fourth quarter of 2013, we initiated a tender offer to acquire the remaining equity interest in Helm Bank from the remaining minority shareholders. We completed this tender offer in January 2014, resulting in the acquisition by us of an aggregate amount of 99.78% of Helm Bank. On June 1, 2014, we completed the acquisition process of Helm Bank by merging Helm Bank with and into CorpBanca Colombia, with CorpBanca Colombia being the surviving entity.

On September 1, 2014, Helm Comisionista de Bolsa S.A. merged with and into CorpBanca Investment Valores Colombia S.A., with CorpBanca Investment Valores Colombia S.A. being the surviving company. Immediately upon consummation of the merger, CorpBanca Investment Valores Colombia S.A. assumed the Helm Comisionista de Bolsa S.A. name. The customers and product portfolio of both entities were maintained in the new merged entity.

Our loan portfolio (excluding loans to banks) has grown at a compounded annual growth rate in nominal terms of 13.4% between December 31, 2012 and December 31, 2015. As of December 31, 2015, according to the SBIF, we were the fourth largest private bank in Chile in terms of the overall size of our loan portfolio (10.4% market share on a consolidated basis and 7.2% market share on an unconsolidated basis only taking into account our operations in Chile, each as reported to the SBIF calculated under local regulatory and accounting principles). As of December 31, 2015, we had total assets of Ch$20,805,351 million, including total loans of Ch$14,628,296 million, total deposits of Ch$8,495,603, shareholders’ equity (excluding net income for the trailing twelve months and provision for mandatory dividend) of Ch$1,105,117 and our return on average shareholders’ equity was 16.2% for the trailing twelve months. For the year ended December 31, 2015, we had net interest income of Ch$620,579 and net income of Ch$238,665.

Our risk management strategy has enabled us to maintain what we believe are solid solvency ratios and risk indicators, notwithstanding high levels of volatility in the financial markets over the past years. Despite of the above, our capital ratios levels decreased from 12.4% to 9.5% between 2014 and 2015, following the approval of the merger with Banco Itaú Chile, considering that our shareholders, together with approving the merger, approved a special dividend distribution in the amount of Ch$239.86 billion that was paid on July 1, 2015. In that specific context, our capital ratios reported on December 2015 are temporary impacted and limited to the period ending with the merger that will occur no later than May 2, 2016. As of December 31, 2015, we had an allowance for loan losses to total loans ratio of 1.2%. We have achieved an average annual return on equity of 14.8% between 2012 and 2015. As of December 31, 2015, we had 127 branches and 417 ATMs in Chile and 177 branches and 180 ATMs in Colombia.

The Pending Itaú-CorpBanca Merger1

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

In this context and pursuant to CorpBanca’s regionalization strategy, during 2013, CorpBanca conducted a process involving some Latin American and global banks as potential partners in order to explore a strategic alliance to further expand CorpBanca’s reach and capabilities. Consequently, after conducting a comprehensive and competitive process for identifying a merger partner, on January 29, 2014, we and our controlling shareholders entered into a Transaction Agreement with Itaú Chile and its parent entity, Itaú Unibanco, or the Transaction Agreement, whereby we agreed to merge with Itaú Chile. As part of that process, we retained two investment banks (Bank of America Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co.) as financial advisors in connection with the merger transaction and with the purpose of conducting the process. We and our financial advisors contacted multiple well-known international and Chilean banks who were believed to potentially be interested in a merger. The goal of the process was to obtain the best transaction (in terms of value and certainty of closing) for us and all of our shareholders. After a thorough analysis by us and our financial advisors and Chilean and U.S. legal advisors of the indications of interest received from the different parties and discussions with certain of the parties, we concluded that Itaú Chile offered the best available transaction for us and all our shareholders.

Our shareholders approved the Itaú-CorpBanca Merger in an extraordinary shareholders’ meeting held on June 26, 2015 and the shareholders of Itaú Chile gave their consent to the merger in an extraordinary shareholders’ meeting held on June 30, 2015. Additionally, as of the date hereof, we have received all required regulatory approvals in connection with the Itaú-CorpBanca Merger. Following the Itaú-CorpBanca Merger, the name of the merged bank will be Itaú-CorpBanca and it will operate under the Itaú brand. We expect the Itaú-CorpBanca Merger to close no later than May 2, 2016.

After the closing of the Itaú-CorpBanca Merger, Itaú Unibanco and our current controlling shareholders will beneficially own 33.58% and 33.13% of our outstanding common shares, respectively. Pursuant to the Transaction Agreement, Itaú Unibanco committed to inject US$652 million prior to the closing of the Itaú-CorpBanca Merger, obligation that has been fulfilled. In connection with the Transaction Agreement, our controlling shareholders have agreed that at the closing of the Itaú-CorpBanca Merger, they will enter into the Itaú-CorpBanca Shareholders Agreement, whereby Itaú Unibanco will control the merged bank, or Itaú-CorpBanca, after the consummation of the Itaú-CorpBanca Merger. For a description of the Itaú-CorpBanca Shareholders Agreement and the Transaction Agreement, see Item 10. Additional Information—C. Material Contracts.

[1]	All figures related to synergies or savings and one time expenses expressed in US dollars in this section were converted at an exchange rate of 544.10 Ch$/US$ at the time of the announcement of the transaction in January, 2014.

Pursuant to the Transaction Agreement, after the closing of the Itaú-CorpBanca Merger, Itaú-CorpBanca will acquire the operations of Itaú Unibanco in Colombia by acquiring the shares of Itaú Colombia at an aggregate price equivalent to their book value of approximately US$100 million. Furthermore, Itaú-CorpBanca will offer to acquire the CorpBanca Colombia shares held by Inversiones Corp Group Interhold Limitada, or Interhold and Inversiones Gasa Limitada, or Gasa and together with Interhold, CorpGroup Parent, representing 12.36 % of CorpBanca Colombia’s outstanding capital stock and that CorpGroup Parent has agreed to sell to Itaú-CorpBanca), through a cash offer in the aggregate amount of US$330 million. This offer to purchase for cash implies a valuation of CorpBanca Colombia of approximately US$2.66 billion (which is the same valuation assigned to CorpBanca Colombia for the purpose of determining the valuation of CorpBanca for the Itaú-CorpBanca Merger).

The Itaú-CorpBanca Merger is expected to be beneficial to us and all of our shareholders for the following principal strategic reasons:

•	On an estimated basis Itaú-CorpBanca would be the fourth largest private bank in Chile measured by total loans with a 12.3% market share (compared to the 7.2% market share we have on a stand-alone basis) as of December 31, 2015;

•	we and Itaú Chile have complementary segments, products and lines of business;

•	the combination of both banks would result in a merged bank with a solid capital base and improved funding profile;

•	the merger’s potential to generate significant synergies; and

•	the combination of our and Itaú Unibanco’s operations in Colombia would provide the merged bank with a strong framework to reach a stronger position in the Colombian market.

We believe that the Itaú-CorpBanca Merger represents a significant opportunity to generate synergies that translate into financial savings and cost reductions in various aspects of our business starting on the third anniversary of the closing of the merger. From a human resources perspective, we expect to capitalize on relevant synergies relating to the optimization of the merged bank’s organizational structures, which we estimate will result in pre-tax savings of approximately US$55 million to US$67 million annually. Furthermore, we estimate that pre-tax savings associated with scalable IT systems will amount to approximately US$16 million to US$19 million annually and other savings derived from an enhanced branch network will be in the range of approximately US$8 million to US$10 million annually. Moreover, we expect reductions in administrative expenses and costs of services by service providers of both Itaú Chile and us in the range of US$15 million to US$18 million pre-tax annually.

In addition, we also expect improvements in part of our funding costs compared to the costs of funding we have today, as well as revenue synergies (which were not considered in the cost synergies described above). Assuming fully phased-in pre-tax synergies of approximately US$100 million per year during the first three years after the consummation of the Itaú-CorpBanca Merger, and excluding one-time integration costs of approximately US$85 million pre tax to be incurred during those first three years, the transaction will be accretive from an earnings per share perspective for all our shareholders from the first year after the closing.

We also expect a significant improvement in the capital position of the merged bank. We will combine our current Tier I Capital of approximately US$2.1 billion with Itaú Chile’s US$1.7 billion (including US$652 million capital injection to be completed prior to Closing), providing the merged bank with a considerably larger capital base to support further growth.

From a commercial and strategic perspective, the Itaú-CorpBanca Merger is expected to create a regional player and constitute a unique opportunity for us to partner with a leading financial institution in the region. Itaú Unibanco is the largest private financial institution in Brazil and a premier franchise in Latin America, which will allow us to benefit from a strong market capitalization in our existing markets while enhancing opportunities for growth in other markets, by leveraging Itaú Unibanco’s global client relationships and enabling the merged bank to expand its banking products’ offering. The enhanced footprint that Itaú-CorpBanca will have in Chile and Colombia is also expected to provide greater scale and resources to grow and compete more effectively in those countries, consolidating our position as the fourth largest private bank in Chile measured by total loans with a combined market share of 12.3% as of December 31, 2015 (compared to the 7.2% market share that we had as of December 31, 2015, on an unconsolidated basis in Chile). In addition, this enhanced footprint will function as a platform to expand in the region, in particular into Peru and Central America.

CAPITAL EXPENDITURES

The following table reflects our capital expenditures in the years ended December 31, 2013, 2014 and 2015:

	For the Year Ended December 31,
	2013	2014	2015
	(in million of Ch$)
Land and buildings	3,874	1,291	4,873
Machinery and equipment	2,908	7,729	9,601
Furniture and fixtures	2,894	5,135	5,399
Vehicle	3	—	—
Other	24,686	13,038	17,389

Total	34,366	27,193	37,262

The Ch$10,069 million increase in capital expenditure was mainly due to the increase (i) in intangibles (software and computer equipment acquisitions and investments in IT projects, included under Other) in 2015, and (ii) in land and buildings in Colombia.

Additionally, capital divestitures resulted in a gain of Ch$461 million in 2015 as compared to Ch$415 million in 2014 and Ch$25,164 million in 2013. For further details relating to these results and related divestitures, see Notes 14 and 32 of our audited consolidated financial statements included herein.

B. BUSINESS OVERVIEW

COMPETITIVE STRENGTHS

We believe that our current profitability and competitive advantages are the result of the following strengths:

Strong Market Position and Financial Performance

We believe that our strong position in the Chilean banking market has helped us achieve proportionately higher and more stable profits than our competitors. We are among the market leaders in Chile. According to the SBIF, as of December 31, 2015, we ranked fourth among private banks in total loans with 10.4% market share on a consolidated basis and 7.2% market share on an unconsolidated basis (taking into account only our operations in Chile). Additionally, as of the same date, the SBIF ranked us fourth in deposits with 10.8% market share on a consolidated basis and fourth on an unconsolidated basis (only taking into account our operations in Chile) with a 7.1% market share among private banks in the Chilean market. We have decreased our market share in total loans by 120 basis points during the 2012-2015 period on a consolidated basis. For the three years ended December 31, 2013, 2014 and 2015, we had net income of Ch$175,239 million, Ch$273,701 million and Ch$238,665 million, respectively.

In 2015, both our operations in Chile and Colombia allowed us to reach a net income of Ch$238,665 million, a decrease of 12.8% compared to 2014. This decrease was primarily due to higher provisions for loan losses, a negative currency translation effect between COP$ and Ch$ relating to our Colombian subsidiary and the negative impact of lower inflation in Chile during the year on net interest margin and higher tax rates that offset positive commercial customers-driven results in Chile and synergies already delivered in Colombia, in each case, as further discussed below in “Item 5—Operating and Financial Review and Prospects—A. Operating Results—The Economy—Results of Operations for the Years Ended December 31, 2013, 2014 and 2015— Net Income”. While 2014 showed stronger results from Colombia, during 2015 our Chilean results exceeded our expectations while Colombia results were below our expectations. Therefore, we achieved sustained growth in Chile over this period, despite facing increasingly complex domestic and international economic environments characterized by lower expectations regarding economic prospects and increasing uncertainty regarding significant expected legal reforms in Chile. The consolidation of our business in the segments of Commercial Banking, Traditional and Private Banking and Lower Income Retail Banking was important achieving these results by allowing us to be represented in all segments of the Chilean economy. Despite lower than expected, our results were helped by the positive results that our subsidiary, CorpBanca Colombia, experienced in 2015. CorpBanca Colombia was the sixth largest bank in Colombia as of December 31, 2015, in terms of total loans, with a significant presence in the segments of companies and high and middle-income individuals.

Pending Itaú-CorpBanca Merger

We believe that the pending Itaú-CorpBanca Merger will provide us a competitive advantage over our competitors. In particular, the merger is expected to provide us with the opportunity to partner with a premier Latin American franchise and give us the ability to leverage Itaú Unibanco’s strong global client relationships. On an estimated basis, Itaú-CorpBanca is expected to be the fourth largest private bank in Chile with US$41.4 billion in assets, US$30.5 billion in loans and US$25.1 billion in total deposits. With this increased size, the institution is expected to be able to exploit various cross-selling opportunities and benefit from additional synergies through: (i) the optimization of cost structures, (ii) savings derived from an enhanced branch network, (iii) savings derived from scalable IT systems, (iv) improvements in the cost of funding and (v) the ability to further leverage Tier I Capital. In addition, we and Itaú Chile have complementary segments, products and lines of business, and the combination of the entities is expected to result in a merged bank with a solid capital base and a strong framework to reach a stronger position in the Colombian market.

We also expect a significant improvement in the capital position of the merged bank. Our current Tier I Capital of approximately US$2.1 billion, combined with Itaú Chile’s Tier I Capital of approximately US$1.7 billion (including US$652 million capital injection into CorpBanca to be made prior to closing), will provide the merged bank with a considerably larger capital base to support further growth.

The enhanced footprint that Itaú CorpBanca will have in Chile and Colombia is also expected to provide greater scale and resources to grow and compete more effectively within those countries, further consolidating our position as the fourth largest private bank in Chile measured by total loans with a combined market share of 12.3% as of December 31, 2015 compared to the 7.2% market share that we had as of December 31, 2015 on an unconsolidated basis.

Diversified Footprint in Chile and Colombia

We believe that our successful acquisition and integration of Banco Santander Colombia and Helm Bank gives us a distinct advantage over our competitors in Chile and Colombia. We are the first and until September 30, 2015 we were the only Chilean-based bank to acquire a universal bank outside Chile. As of today, we remain the only Chilean-based bank to have a footprint in Colombia through a universal bank. As of December 31, 2015, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the sixth largest bank in Colombia in terms of total assets and the sixth largest bank in Colombia in terms of total loans.

Experienced Management Team

Our largest shareholder, Mr. Alvaro Saieh Bendeck has over twenty nine years of experience in the Chilean financial industry. Mr. Saieh Bendeck is committed to continuing his relationship with CorpBanca on matters concerning strategic development, control and new business. Our chairman of the board of directors, Mr. Jorge Andrés Saieh Guzmán, who became chairman of the board in February 2012, has over sixteen years experience as a member of the board of directors and more than four years experience as first vice chairman. Our chief executive officer, or CEO until March 28, 2016, Fernando Massú, has more than thirty two years of experience in the banking and financial services industry. Our chief financial officer, or CFO, Eugenio Gigogne, has over twenty five years of experience in the banking and financial services industry. The CEO of CorpBanca Colombia, Jaime Munita Valdivieso, has over twenty two years of experience in the banking and financial services industry. The members of the board of directors of CorpBanca Colombia also have a wealth of experience in the Colombian market and the banking and financial services industry.

As previously announced by us on November 23, 2015, our management structure is expected to change immediately following the closing of the Itaú-CorpBanca Merger. In particular, Fernando Massú has communicated his resignation as CEO, effective as from March 28, 2016, and is expected to be replaced by Milton Maluhy Filho, as soon as the Itaú-CorpBanca Merger is consumated. Mr. Maluhy Filho joined Itaú Unibanco in 2003 and became a partner in 2011. He is currently the CEO of Banco Itaú Chile. Previously, he was CEO of Rede S.A. (Redecard), a card processing subsidiary, and Executive Director at Itaú Unibanco, responsible for the management of the credit card segment and retail store alliances. Previously, he worked at Itaú BBA, holding leadership positions in areas such as international, products, operations, treasury, and trading desk. Prior to joining the bank, he worked at J.P. Morgan Crédit Commercial de France (CCF Brasil), and Lloyds TSB.

Although, the current composition of the board of directors of CorpBanca is expected to materially change given the change of control in favor of Itaú Unibanco once the Itaú-CorpBanca Merger is consumated, Jorge Andrés Saieh Guzmán is expected to retain his position as chairman of the board of directors.

Sound Risk Management

We believe that we have asset quality that is superior to the market average. We have maintained our asset quality, as evidenced by our ratio of non-performing loan to total loans of 1.3% as of December 31, 2015, and a ratio of charge-offs to average outstanding loans of 0.8% as of December 31, 2015. We believe that we have a risk management system that enables us to identify risks and resolve potential problems on a timely basis and we have made a series of investments to improve the technology we use to manage risk. We have also employed our risk management system and philosophy to identify potential acquisition targets with high asset quality.

Operating in a Stable Economic Environment within Latin America

We conduct a majority of our business in Chile and a significant amount in Colombia. The Chilean and Colombian economies have generally demonstrated strong macroeconomic fundamentals in terms of Gross Domestic Product, or GDP, per capita and inflation; nevertheless in the past two years, the macroeconomic environment in both countries has shown mild GDP per capita growth (1.2% and 1.3% during 2015 in Chile and Colombia, respectively) and a shift in the inflation trend (4.4% and 6.8% during 2015 in Chile and Colombia, respectively). Still, the Chilean economy is recognized among the most stable in Latin America, as evidenced by its investment grade ratings of AA- by Standard & Poor’s, A+ by Fitch Ratings and Aa3 by Moody’s, the highest ratings in the region. Chile has consistently received investment-grade credit ratings since Standard & Poor’s and Moody’s started coverage in 1992 and 1994, respectively. Standard & Poor’s and Fitch Ratings have an investment grade rating of Colombia of BBB, with a “stable” outlook. Moody’s has an investment grade rating of Colombia of Baa2, with a “stable” outlook.

STRATEGY

Our strategy aims at enhancing our market position in the Chilean and Colombian financial services industry in terms of profitability, market share and service coverage. The key elements of our strategy are:

Continue to Grow our Operations Profitably as a Universal Bank

We seek to achieve organic growth by offering competitive products and services to our clients in all of our lines of business in Chile and Colombia. We believe that we have developed a successful wholesale banking business model, which allows us to realize high margins on the cross-selling of our products to our large corporate clients, and we intend to continue to expand our wholesale banking business model to our operations in Colombia. We are focusing our marketing and sales efforts on adapting this business model to apply to our SME clients in Chile and Colombia. Additionally, we believe that our strong franchise in the retail banking segment offers us the potential for significant growth in our loan portfolio, in the low-, mid- and high-income segments. In particular, we believe that there is significant opportunity to expand our wealth management business through the offering of unique investment products and opportunities that we benefit from as a member of CorpGroup. We believe Itaú and CorpBanca are complementary banking operations given their market position, which will enhance our competitive positioning and help enrich our client servicing models. In addition, we seek to identify and pursue growth-enhancing strategic opportunities. We will continue to evaluate additional strategic acquisitions and alliances from time to time, inside and outside of Chile and Colombia.

Further Penetrate the Colombian Financial Services Market

We intend to capitalize on the growth of the Colombian market given that we believe that our Colombian operation will offer us significant opportunities for growth in the financial services industry. Specifically, we expect to benefit from comparable lower banking penetration rates and higher in terms of GDP per capita in Colombia. The CorpBanca Colombia Acquisition, the Helm Bank Acquisition and the pending Itaú-CorpBanca Merger demonstrate our commitment to the Colombian financial services market. With respect to our current operations in Colombia, in order to improve operational efficiency and increase market share in key sectors, we intend to implement our commercial and operational standards and best practices of CorpBanca Colombia, while capitalizing on the local management expertise, customer base, services and products. With the Itaú-Corpbanca merger, we expect to achieve a stronger penetration of the wholesale market in Colombia as a result of the consolidation of Corporación Financiera Itaú BBA into our business and also leveraging retail banking best practices from Itaú Unibanco’s Brazil operations.

Actively Pursue Cross-Selling Opportunities

We intend to increase our market share and profitability by continuing to cross-sell services and products to our existing clients. We have instituted processes that facilitate our ability to offer additional financial services to our clients, which we believe will increase our revenues from fees for value-added services. In addition, we cross-sell loan products to our checking and savings account customers that are tailored to their individual needs and financial situation. The Itaú-CorpBanca Merger Will provide further opportunities to offer our clients an improved product menu leveraging the strong internation position of Itaú Unibanco in both wholesale and retail business.

Efficiency

We are committed to continuing to improve our operating efficiency and profitability. We continue to update our branch operations to allow for an increased level of customer “self-help”. We are also working to increase use of internet and mobile banking by our customers, offering better quality. This strategy has allowed us to win in 2015 for the fifth year the Global Finance Award as Best Digital Bank for Companies in Chile, in recognition of an online service excellence. We have implemented a central information system that provides us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each transaction, product and client segment savings. Our senior management is focused on implementing technological solutions aimed at identifying means of improving our overall profitability and optimizing our cost structure, such as online time deposits which have an innovative product of great success in Chile. CorpBanca Colombia implemented the “AzulNet”, a portal with new features, faster response time and optimized services for business and retail customers. Through these initiatives, we will continue to strive to improve our efficiency ratio. As of December 31, 2015, we had a consolidated efficiency ratio of 47.3% (defined as operating expenses as a percentage of operating revenue consisting of aggregate of net interest income, fees and income from services (net), net gains from mark-to-market and trading, exchange differences (net) and other operating income (net)). This percentage represented a decrease compared to 50.5% as of December 31, 2014. When we split CorpBanca and CorpBanca Colombia from a management point of view, the recovery trend in both countries is similar: 47.3% vs. 50.5% in Chile in 2015 and 2014, and 47.2% vs. 50.6% in Colombia in 2015 and 2014, respectively.

As a result of our partnership with Itaú Chile, after the consummation of the CorpBanca-Itaú Merger, we will enjoy several benefits, including a greater scale and resources to compete more effectively and more efficiently. The combined entity has the potential to generate significant synergies in Chile which will result in significant efficiency improvements.

Focus on Building Customer Satisfaction

The quality of service that we provide to our customers is key to our growth strategy. We not only focus on gaining new customers, but on strengthening and establishing long-term relationships. We believe this is done through a constant effort to identify and understand the needs of our clients and to measure their satisfaction. We continue to develop new processes and technological solutions to provide our clients with excellent customer service. This is a key component of our strategy in order to retain and continue to create value while we finalize the integration of Helm Bank and while we consummate the merger and integration with Itaú Chile’s operations.

Increase our Profitability by Allocating our Capital More Effectively

We continue to seek attractive opportunities to improve our profitability. The Helm Bank Acquisition is a good example of our strategic commitment to maximize the use of our capital to increase our profitability. Although we are constantly evaluating investment opportunities, our current focus is on integrating our Colombian operations and consummating the Itaú-CorpBanca Merger.

OWNERSHIP STRUCTURE

The following diagram shows our ownership structure as of December 31, 2015:

1)	Includes 926,513,842 shares owned by Saga that are under custody.
2)	Since November 2013, includes CorpVida and CorpSeguros (1.18%) which are no longer controlled by the Saieh Group.
3)	Includes Moneda’s funds with a total of 2.69% ownership.

The following diagram shows our ownership structure as of December 31, 2014:

1)	Includes 926,513,842 shares owned by Saga that are under custody.
2)	Since November 2013, includes CorpVida and CorpSeguros (1.33%) which are no longer controlled by the Saieh Group.
3)	Includes Moneda’s funds with a total of 3.29% ownership.

PRINCIPAL BUSINESS ACTIVITIES

We provide a broad range of commercial and retail banking services to our customers. In addition, we provide financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through our subsidiaries. The following chart sets forth our principal lines of business on a consolidated basis:

Representative Commercial Structure for CorpBanca and CorpBanca Colombia

1)	Also see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” for a financial summary of our lines of business as of December 31, 2013, 2014 and 2015.
2)	Only for CorpBanca.

The following chart sets forth a breakdown of our revenue by geographic market for the years ended December 31, 2013, 2014 and 2015:

	Net Interest Income by geographic market
	Year ended December 31,
	2013	2014	2015
	(in million of Ch$)
CorpBanca Chile	253,889	331,572	325,466
CorpBanca Colombia(1)(2)	196,324	290,113	276,200
CorpBanca New York	7,477	9,199	18,913

Total	457,690	630,884	620,579

1)	Includes direct and indirect ownership of CorpBanca in Colombia: (i) CorpBanca Colombia and subsidiaries (including Panamá) and (ii) Helm Corredor de Seguros.
2)	For 2013 includes five months of Helm Bank acquired in August 2013.

The following table provides information on the composition of our loan portfolio net of allowances as of December 31, 2013 and 2014:

	As of December 31,
	2013	2014	Variation	Variation
	(in million of constant Ch$)			(%)
Commercial loans
Commercial loans	7,625,381	8,236,385	611,004	8.0%
Foreign trade loans	437,102	484,576	47,474	10.9%
Current account debtors	27,193	33,335	6,142	22.6%
Factoring operations	73,280	68,038	(5,242)	(7.2)%
Leasing transactions	811,462	866,180	54,718	6.7%
Other loans and receivables	219,684	305,952	86,268	39.3%
Subtotals	9,194,102	9,994,466	800,364	8.7%

Mortgage loans
Letters of credit loans	73,831	64,430	(9,401)	(12.7)%
Endorsable mutual mortgage loans	194,788	181,269	(13,519)	(6.9)%
Other mutual mortgage loans	1,415,731	1,661,265	245,534	17.3%
Leasing transactions	260,145	279,326	19,181	7.4%
Other loans and receivables	37,513	35,506	(2,007)	(5.4)%
Subtotal	1,982,008	2,221,796	239,788	12.1%

Consumer loans
Consumer loans	1,046,179	1,110,843	64,664	6.2%
Current account debtors	38,938	45,851	6,913	17.8%
Credit card debtors	226,281	237,605	11,324	5.0%
Consumer leasing transactions	21,437	19,702	(1,735)	(8.1)%
Other loans and receivables	262,697	262,007	(690)	(0.3)%
Subtotal	1,595,532	1,676,008	80,476	5.0%

Total	12,771,642	13,892,270	1,120,628	8.8%

The following table provides information on the composition of our loan portfolio net of allowances as of December 31, 2014 and 2015:

	As of December 31,
	2014	2015	Variation	Variation
	(in million of constant Ch$)			(%)
Commercial loans
Commercial loans	8,236,385	8,726,128	489,773	5.9%
Foreign trade loans	484,576	504,883	20,307	4.2%
Current account debtors	33,335	26,551	(6,784)	(20.4)%
Factoring operations	68,038	60,453	(7,585)	(11.1)%
Leasing transactions	866,180	867,861	1,681	0.2%
Other loans and receivables	305,952	371,891	65,939	21.6%
Subtotals	9,994,466	10,557,797	563,331	5.6%

Mortgage loans
Letters of credit loans	64,430	54,249	(10,181)	(15.8)%
Endorsable mutual mortgage loans	181,269	160,679	(20,590)	(11.4)%
Other mutual mortgage loans	1,661,265	1,701,512	40,247	2.4%
Leasing transactions	279,326	271,174	(8,152)	(2.9)%
Other loans and receivables	35,506	32,173	(3,333)	(9.4)%
Subtotal	2,221,796	2,219,787	(2,009)	(0.1)%

Consumer loans
Consumer loans	1,110,843	1,283,457	172,614	15.5%
Current account debtors	45,851	50,804	4,953	10.8%
Credit card debtors	237,605	241,628	4,023	1.7%
Consumer leasing transactions	19,702	18,253	(1,449)	(7.4)%
Other loans and receivables	262,007	82,631	(179,376)	(68.5)%
Subtotal	1,676,008	1,676,773	765	0.0%

Total	13,892,270	14,454,357	562,087	4.0%

Commercial Banking

We offer a range of products and services to our business clients depending on their size, ownership structure and/or investments under management. Our commercial banking segments are served by two separate business divisions: our Large, Corporate and Real Estate Companies division and our Companies division. For the years ended December 31, 2013, 2014 and 2015, our combined total average corporate loans outstanding for our Large, Corporate and Real Estate Companies division and our Companies division amounted to Ch$5,631,462 or 48.9% of total average loans, Ch$5,569,994 or 40.1% of total average loans and Ch$6,026,801 or 41.2% of total average loans, respectively.

Large, Corporate and Real Estate Companies. This division serves large economic groups, state-owned and private companies, mining companies, utilities, energy, seaports, airports, public hospitals or any business with annual sales in excess of US$60 million. Our Large, Corporate and Real Estate Companies division focuses on offering clients a broad range of services tailored to fit their specific needs. These services include deposit-taking and lending in both Chilean pesos and foreign currencies, trade financing, general commercial loans, working capital loans, letters of credit, interest rate, foreign exchange derivatives (including foreign exchange options) and cash flow management. This division also serves our real estate and project finance customers. As of December 31, 2015, we had 1,817 Large, Corporate and Real Estate Companies banking customers. We also offer our wholesale banking customers securities brokerage and financial advisory services through our subsidiaries as well as those products and services available through our New York Branch. (For the years ended December 31, 2013, 2014 and 2015, our total average corporate loans outstanding for our Large, Corporate and Real Estate Companies division amounted to Ch$3,843,701 or 33.4% of total average loans, Ch$3,791,937 or 27.3% of total average loans and Ch$3,919,595 or 26.8% of total average loans, respectively).

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

This division offers our customers a broad range of financial products, including general commercial loans, working capital loans, trade finance, on-lending of financing originated by CORFO, overdraft credit lines, letters of credit, mortgage loans, term deposits, factoring and leasing. As of December 31, 2015, we had 20,966 customers in our Companies division.

Within our Companies division, we have a special unit focused on small and medium-size companies, with annual sales between US$200,000 and US$2 million. We are able to offer an array of products through our small and medium-sized business unit, including products (such as lines of credit) backed by governmental warranties created to develop small and medium-sized businesses.

Retail Banking

We offer a range of products and services to our individual clients in Chile depending on their monthly income and/or net worth. Our retail banking divisions serve retail customers in Chile across all income levels, from low-income to high income individuals organized in two divisions: Traditional and Private Banking and Banco Condell.

Traditional and Private Banking

Traditional Banking

Our Traditional Banking Division is mainly oriented toward individuals in Chile with medium-high income levels (focused on clients with over Ch$1.2 million monthly income). Our traditional banking services are marketed and operated under the CorpBanca brand name. We offer our traditional and private banking clients products in Chile such as checking and deposit accounts, credit lines, credit and debit cards, personal installment loans, mortgage loans, insurance banking and time deposits, among others. In addition, we provide time deposits, mutual funds and savings accounts in Chilean pesos, Euros, UF and U.S. dollars, with a minimum term of seven days and no minimum amount for foreign-currency accounts. As of December 31, 2015, we had 228,674 traditional banking clients, a decrease of 0.9% as compared to December 31, 2014.

Private Banking

Within our Private Banking Division, we provide private banking services to our high income and high net worth customers in Chile. We consider high income individuals to be customers with a monthly income in excess of US$10,000 or a net worth in excess of US$600,000. Each client under our private banking or “Private Banking” program is provided with a liaison officer who oversees the client’s entire relationship with us across all product lines. In addition to the products and services we provide to private banking customers, we offer tailored lending products designed to help keep their businesses growing. As of December 31, 2015, we had 10,314 Private Banking clients, an increase of 11.3% as compared to December 31, 2014.

For the year ended December 31, 2015, our Traditional and Private Banking Division had loans with an annual average balance of Ch$2,994,312 or 20.5% of total average loans (a year-on-year increase of 24% on an average balance basis).

We offer the following products and services, among others, to our traditional and private banking customers:

Checking and Deposit Accounts. Our main checking account product is our “Integral” checking account, through which customers are provided with a package of services including ATM cards, a credit line, MasterCard and American Express credit cards with credit levels established pursuant to the creditworthiness of the individual, fraud insurance and access to internet and telephone banking. As of December 31, 2015, we had approximately 85,874 retail checking accounts, an increase of 8.3% as compared to December 31, 2014. Additionally, this growth in retail checking accounts has been accompanied by an increase in the average balance per account from Ch$143,035 million in 2014 to Ch$154,704 million in 2015.

Credit and Debit Cards. We issue MasterCard and American Express credit cards to our individual clients. In addition to traditional cards, we offer cards issued under certain specialized customer loyalty programs and tailor our marketing of credit card services to different groups based on personal income. As of December 31, 2015, we had 194,305 credit cards issued under the brand name CorpBanca, an increase of 10.6% as compared to December 31, 2014. Our promotions such as discounts on gasoline purchases have allowed us to excel in sales as well as usage-rates of this product. Also, as of December 31, 2015 we had 101,245 credit cards issued by our subsidiary SMU Corp S.A., or SMU Corp, under the brand name “Unimarc”, a decrease of 4.1% as compared to December 31, 2014.

We also offer debit cards, which can be used for banking transactions at ATMs operating on the Redbanc, S.A., or Redbanc, network, as well as at retailers associated with the Redcompra program. Under this agreement, we have access to 7,976 ATMs (including Banco del Estado de Chile’s ATMs) in Chile.

Mortgage Loans. We offer two types of mortgages: residential mortgages for the purchase of new and existing homes (including refinancing of existing residential mortgages) and other mortgages, which are loans for other purposes secured by real property owned by the customer. Our residential mortgage loans are UF-denominated and generally have maturities between five and thirty years. All of our mortgage loans are primary lien loans and are secured by a real property mortgage. Our lending criteria require minimum credit scores. These loans can be endorsed to a third party. These generally are financed by our general borrowings.

To reduce our exposure to interest rate fluctuations and inflation with respect to our residential mortgage UF-denominated portfolio, a portion of these mortgages are funded through the issuance of letters of credit loans in the Chilean financial market, which bear a real market rate of interest plus a fixed spread over the rate of variation of the UF. The letters of credit loans are exclusively used to finance certain mortgage loans that as of December 31, 2015 represented only 2.4% of our mortgage loan portfolio. At the time of approval, these types of mortgage loans cannot be more than 75% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan. Letters of credit loans are general unsecured obligations, and we are liable for all principal and accrued interest on such letters.

Residential mortgage loans are financed with our general funds, particularly through the issuance of long-term subordinated bonds. In addition, we generally require that the monthly payments on residential mortgage loans do not exceed 25% of the borrower’s household after-tax monthly income.

We continue to increase our marketing efforts relating to our mortgage services. Our market penetration for mortgage products has historically been lower than our overall Chilean market share for all banking products, which as of December 31, 2015 was 4.8%. As a result of competitive pricing, product innovation, timely customer service, product knowledge as well as our overall focus on mortgage services, we have been able to achieve our recent results and increase our market share. This is the case as the ratios compare the collateral’s fair value to our loans and receivables portfolio values. Accordingly, our market share for mortgage products was 5.7%, 5.5% and 4.8% as of December 31, 2013, 2014 and 2015, respectively. We intend to continue to grow in this market.

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

Consumer Loans. We offer personal consumer loans for a variety of purposes, including personal loans (with automatic payments deducted from a checking or credit card account and with life, home and/or unemployment insurance); university and post-graduate education loans (including life insurance). Our consumer loans are generally installment loans denominated in Chilean pesos or UF, bear interest at fixed or variable rates and typically have maturities up to five years with the exception of university and post-graduate education loans, which have maturities up to ten years.

Lower Income Retail Banking (Banco Condell)

Our Lower Income Retail Banking Division operates under the trade name Banco Condell and is focused on clients in Chile with an annual income between Ch$2.4 million and Ch$7.2 million. Banco Condell has 56 standalone branches and its own brand identity.

Under the Banco Condell brand, we offer consumer insurance policies and time deposits to the traditionally underserved low-to-middle income segments of the Chilean population. For the year ended December 31, 2015, our Banco Condell division managed loans with an annual average balance of Ch$171,186 million, or 1.2% of total loans. Improved economic conditions in Chile over the past decade have resulted in an increased demand for consumer credit by low- to middle-income individuals, whom we classify as persons with annual income lower than Ch$7.0 million. Many of these individuals have not had prior exposure to banking products or services. Through Banco Condell, we focus on developing and marketing products specifically oriented to individuals in this segment of the population while introducing them to the banking sector. We offer, among others, the following products and services to our lower income retail banking-Banco Condell customers:

Consumer Loans. We offer personal loans under the Banco Condell brand, including personal debt consolidation loans. These loans are generally denominated in Chilean pesos, repayable through equal monthly installments and typically have maturities up to five years. Life and unemployment insurance are mandatory in connection with these loans.

Consumer Insurance policies: We offer life, health, unemployment and credit-related life insurance policies.

Time Deposits and Debit Cards: We offer time deposits and debit cards oriented to low income segments for savings and financial transactions.

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

As of December 31, 2015, our outstanding loans from foreign banks were US$1,597.2 million with approximately 52 institutions in the U.S., Canada, Germany, France, Taiwan, England, Japan, Singapore, Switzerland and other countries including in Latin America. The international global risk assets outstanding as of December 31, 2015 were US$2,014.4 million.

CorpBanca Colombia

CorpBanca Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla. As of December 31, 2015, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the sixth largest bank in Colombia in terms of total assets, the sixth largest bank in Colombia in terms of total loans and the sixth largest bank in Colombia, in terms of total deposits as reported under local regulatory and accounting principles.

As of December 31, 2015, according to our consolidated financial statements, which have been prepared in accordance with IFRS, CorpBanca Colombia had total assets of COP$33,785,247 million (US$10,778 million), including total loans of COP$22,984,175 million (US$7,332 million), total deposits of COP$10,492,939 million (US$3,347 million) and total shareholders’ equity of COP$3,437,030 million (US$1,096 million). For the year ended December 31, 2015, CorpBanca Colombia had total net interest income of COP$1,218,716 million (US$389 million) and net income of COP$307,008 million (US$98 million). As of December 31, 2015, CorpBanca Colombia had 177 branches and offices, 180 ATMs and over 3,707 employees.

New York Branch

Our Federal Branch in the city of New York offers a wide range of credit operations and services to both Chilean and non-Chilean retail and corporate customers. Operating with an offshore foreign branch of a Chilean bank is especially attractive to clients as it provides a sense of proximity and it allows us to accompany them as they expand abroad, responding to their needs and service requirements. Our target market on the liability side consists of medium and large Chilean companies, Latin American companies, and Latin American banks without offshore branch offices, among others. Funding has shown continuous growth allowing the branch to fully self-provide its funding needs. Additionally we have a private banking unit which provides sophisticated retail customers checking accounts and other associated services.

Our branch supports the commercial needs of Chilean and Latin American companies doing business overseas. Another important service is the participation in syndicated loans, together with other international institutions, to finance a variety of investment projects.

Financial Services Offered Through Subsidiaries

We have made several strategic long-term investments in financial services companies in Chile (each of which are regulated and supervised by either the SBIF or the SVS), which are engaged in activities complementary to our core Chilean banking activities. Through wholly-owned subsidiaries, we intend to continue to develop a comprehensive financial services group able to meet the diverse financial needs of our current and potential clients. As of December 31, 2015, assets of our subsidiaries represented 1.0% of total consolidated, percentage that remains stable compared to December 31, 2014. For the year ended December 31, 2015, net income of our subsidiaries represented 14.8% of total consolidated net income compared to 14.1% for the year ended December 31, 2014.

The following table sets forth certain financial information with respect to our financial services subsidiaries as of December 31, 2013, 2014 and 2015, in millions of Chilean pesos. Amounts relating to inter-company transactions have not been removed for purposes of this table.

Financial Services Offered Through Subsidiaries

	As of and for the year ended December 31,
	2013			2014			2015
	Assets	Equity	Net Income	Assets	Equity	Net Income	Assets	Equity	Net Income
	(in million of Ch$)
CorpBanca Corredores de Bolsa S.A.	88,876	40,720	2,206	79,488	40,274	1,760	79,758	39,601	1,064
CorpBanca Administradora General de Fondos S.A.	9,516	4,433	2,603	7,561	5,917	4,083	8,831	5,929	4,096
CorpBanca Corredores de Seguros S.A.	16,318	13,875	7,866	18,006	15,165	9,012	20,234	15,432	8,759
CorpBanca Asesorías Financieras S.A.	12,590	9,230	9,046	25,166	17,495	17,311	22,709	16,697	16,513
Corp Legal S.A.	2,634	2,307	304	2,815	2,576	269	3,021	2,712	137
Corp Capital Agencia de Valores S.A	1,137	925	(62)	—	—	(288)
SMU Corp S.A.	12,519	4,870	(3,010)	19,523	5,598	(1,403)	19,864	5,395	(1,074)
CorpBanca Investment Trust Colombia S.A.	16,800	15,555	2,291	18,284	16,875	3,870	13,070	12,810	818
Helm Comisionista de Bolsa S.A. (previously known as CorpBanca Investment Valores Colombia S.A.) (1)	5,357	4,652	580	8,628	7,681	954	9,477	8,227	2,350
CorpBanca Securities INC-NY	1,037	1,036	(16)	243	167	(1,009)	798	769	(381)
Helm Corredor de Seguros S.A.	4,818	2,774	516	3,786	2,448	1,872	4,165	2,993	847
Helm Comisionista de Bolsa S.A.(2)	5,741	4,787	98	—	—	—
Helm Fiduciaria S.A.	12,207	10,967	184	13,801	12,173	2,238	14,597	12,586	2,592
Helm Casa de Valores (Panamá) S.A.	528	501	50	482	395	—	512	455	(10)
Recaudaciones y Cobranzas S.A.(3)	—	—	—	—	—	—	2,214	652	(273)

1)	On September 1, 2014, Helm Comisionista de Bolsa S.A. merged with and into CorpBanca Investment Valores Colombia S.A., with CorpBanca Investment Valores Colombia S.A. being the surviving company. Immediately upon consummation of the merger, CorpBanca Investment Valores Colombia S.A. assumed the Helm Comisionista de Bolsa S.A. name.
2)	On September 1, 2014, Helm Comisionista de Bolsa S.A. merged with and into CorpBanca Investment Valores Colombia S.A., with CorpBanca Investment Valores Colombia S.A. being the surviving company.
3)	On February 25, 2015 CorpBanca acquired 73,609 shares in Recaudaciones y Cobranzas S.A. and CorpBanca Asesorias Financieras S.A. acquired 1 share of the same Company. CorpBanca controls 100% of Recaudaciones y Cobranzas S.A.

CorpBanca Corredores de Bolsa S.A.

Our subsidiary CorpBanca Corredores de Bolsa S.A., or CCB, is a member of the Santiago Stock Exchange and is registered with the SVS as a security broker. CCB’s primary activities are providing brokerage services in equities, fixed income, and foreign currency exchange. CCB’s net income was Ch$2,206 million, Ch$1,760 million and Ch$1,064 million for the years ended December 31, 2013, 2014 and 2015, respectively. CCB had assets under custody of Ch$346,211 million, Ch$295,612 million and Ch$278,281 million as of December 31, 2013, 2014 and 2015, respectively. For the year ended December 31, 2015, CCB’s net income decreased by Ch$696 million, or 39.5%, as compared net income for the year ended December 31, 2014. This trend was driven by drastically lower trading volumes in the local equity markets, which were at a 9-year low for the year ended December 31, 2015. In order to mitigate adverse market conditions, CCB has refocused marketing efforts and redirect investments to products and businesses where there are investment opportunities for clients.

CorpBanca Administradora General de Fondos S.A.

We incorporated CorpBanca Administradora General de Fondos S.A., or CAGF, to complement banking services offered to individual and corporate clients. CAGF’s current function is to manage mutual fund assets for its clients in fixed and variable income instruments in both the local and foreign markets. For the years ended December 31, 2013, 2014 and 2015, CAGF had net income of Ch$2,603 million, Ch$4,083 million and Ch$4,096 million, respectively. CAGF had total assets of Ch$9,516 million, Ch$7,561 million and Ch$8,831 million as of December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, CAGF managed 26 mutual funds including fixed income funds and seven private investment funds and had total assets under management amounting to Ch$1,097,656 million, a decrease of Ch$79,942 million when compared to December 31, 2014. Our local fixed income funds experienced significant withdrawals during 2015. After several months of decreases, local fixed income rates suffered dramatic increases, especially during April and the last quarter of 2015. These sudden rate increases triggered capital losses which led to outflows, mainly from more conservative investors.

CorpBanca Corredores de Seguros S.A.

In accordance with our strategy of expanding the breadth of financial services that we offer, our subsidiary CorpBanca Corredores de Seguros S.A., or CCS, offers a full line of insurance products. Many of these products complement the various banking and loan services that we provide, such as unemployment and life insurance in connection with personal loans and insurance in connection with mortgage lending. Through CCS we also provide non credit-related insurance to existing clients and the general public. For the years ended December 31, 2013, 2014 and 2015, CCS had net income of Ch$7,866 million, Ch$9,012 million and Ch$8,759 million, respectively. CCS had total assets of Ch$16,318 million, Ch$18,006 million and Ch$20,234 million as of December 31, 2013, 2014 and 2015, respectively.

CorpBanca Asesorías Financieras S.A.

CorpBanca Asesorías Financieras S.A., or CAF, provides a broad range of financial advisory services to a variety of corporations and government agencies, including those services related to debt restructurings, syndicated loans, structured loans, structured investment funds, bilateral grants, mergers and acquisitions, privatizations and company valuations. For the years ended December 31, 2013, 2014 and 2015, CAF had net income of Ch$9,046 million, Ch$17,311 million and Ch$16,513 million, respectively. CAF had total assets of Ch$12,590 million, Ch$25,166 million and Ch$22,709 million as of December 31, 2013, 2014 and 2015, respectively.

Corp Legal S.A.

Corp Legal S.A. was created in 2007 and is regulated by the SBIF. It provides standard legal services to CorpBanca, its subsidiaries and its clients.

SMU Corp S.A.

In 2009, we created SMU Corp, which is a subsidiary of CorpBanca and a joint venture with SMU. SMU is a retail business holding company owned by our largest shareholder, who indirectly owns retail (including Unimarc supermarkets) and wholesale supermarkets, convenience stores and construction oriented home improvement stores.

SMU Corp is a company whose sole and exclusive purpose is the issuance, operation and management of “Unimarc” credit cards to customers of supermarkets associated with SMU. During the year ended December 31, 2015, our customers purchased more than US$18 million in products and services in over 297 Unimarc supermarkets with the Unimarc card. These sales volumes represented about 0.7% of the sales of Unimarc for the year ended December 31, 2015. Unimarc credit cards were used for more than 537,000 transactions during the year ended December 31, 2015, including over 27,000 instances of cash advances.

CorpBanca Investment Trust Colombia S.A.

We acquired a 91.9% equity interest in CorpBanca Investment Trust Colombia S.A., or CIT Colombia, in 2012 as part of the acquisition of CorpBanca Colombia. CIT Colombia is a financial services company operating in Colombia that specializes in fund administration and trust and custodial services.

During 2015, CIT Colombia completed the implementation of a new custody software and became the first custodian to be certified with the Colombia Stock Exchange for the automation of processeses for the development of the custodian activities. Consequently, in July, CIT Colombia initiated local custody for a value of assets under custody of COP1.6 trillion. CIT Colombia also entered in new contracts with entities in Panama, Mexico, Brazil and Luxembourg for global custody arrangements.

CorpBanca Securities INC-NY

CorpBanca Securities INC., or CSINC, is a broker-dealer in the United States regulated by the SEC and the Financial Industry Regulatory Authority, or FINRA, a self-regulatory organization that all U.S. based broker-dealers are required to join.

Broker-dealers’ transactions can take place on national stock exchanges as well as off exchanges, with the requirement that all transactions performed by a U.S. based broker dealer are subject to regulatory oversight by the SEC and FINRA.

As of December 2015, CSINC has been approved by the SEC and FINRA, and is awaiting approval by the Federal Reserve (FED) to begin operations.

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

Recaudaciones y Cobranzas S.A.

On February 25, 2015, CorpBanca directly and indirectly acquired all of the issued and outstanding shares of Recaudaciones y Cobranzas S.A, or Instacob, a debt collection company providing court and out-of-court collections services for loans. As a result of this transaction, Instacob became a wholly owned subsidiary of ours.

SEASONALITY

Our business is not materially affected by seasonality.

RAW MATERIALS

On a consolidated basis, CorpBanca is not dependent on sources or availability of raw materials.

DISTRIBUTION CHANNELS, ELECTRONIC BANKING AND TECHNOLOGY

CorpBanca

Our distribution network in Chile provides integrated financial services and products to our customers through several diverse channels, including ATMs, branches, internet banking and telephone banking. As of December 31, 2015, we operated 127 branch offices in Chile and New York, which includes 71 branches operating as CorpBanca, 56 branches operating as Banco Condell, our consumer finance division and our New York Branch. In addition, as of December 31, 2015, we owned and operated 417 ATMs in Chile, and our customers have access to 7,976 ATMs (including Banco del Estado de Chile’s ATMs) in Chile through our agreement with Redbanc. We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients. Our branch system serves as the main distribution network for our full range of products and services.

We offer internet banking to our customers 24 hours a day through our password-protected internet site, www.CorpBanca.cl. Our internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2015, we had 166,224 customers with activated internet passwords in Chile, allowing them to access our internet banking services. We are a member of the Sociedad Interbancaria de Transferencias Electrónicas S.A., an organization that facilitates electronic banking transactions on behalf of our customers as well as other Chilean banks. We also provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

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

As of December 31, 2015, CorpBanca Colombia operated 177 branch offices in Colombia and one branch in Panama and owned and operated 180 ATMs in Colombia, and also provided its customers with access to 14,133 additional ATMs through Colombia’s other financial institutions. CorpBanca Colombia utilizes a number of different sales channels including account executives, telemarketing and the internet to attract new clients. CorpBanca Colombia’s branch system serves as the main distribution network for its full range of products and services.

CorpBanca Colombia offers internet banking to its customers 24 hours a day through its password-protected internet site, www.bancoCorpBanca.com.co CorpBanca Colombia’s internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2015, CorpBanca Colombia had 104,460 customers with activated internet passwords who used the electronic banking service at least once during the month, allowing them to access CorpBanca Colombia’s internet banking services. CorpBanca Colombia is a member of ACH Colombia S.A. and Cenit S.A., an organization that facilitates electronic banking transactions on behalf of its customers as well as other Colombian banks. CorpBanca Colombia also provides its customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

CorpBanca Colombia has developed a specialized internet-based product designed to facilitate and optimize the financial management of its commercial customers. This product, which CorpBanca Colombia markets under the name “AzulNet”, includes services such as payroll support and payments to suppliers. Additionally, CorpBanca Colombia has decided to implement the IBS platform (which has been implemented and is used by CorpBanca both in Chile and in New York) and is currently in the implementation phase of the project.

PATENTS, LICENSES AND CONTRACTS

CorpBanca is not dependent on patents or licenses, nor is it substantially dependent on any industrial, commercial or financial contracts (including contracts with customers or suppliers).

COMPETITION

Competition in Chile

Description of the Chilean Financial System. The Chilean financial services market consists of a variety of largely distinct sectors. The most significant sector, commercial banking, includes 24 privately-owned banks and one state-owned bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks). The private sector banks include those that are Chilean-owned, i.e., controlled by a Chilean entity, as well as a number of foreign-owned banks which are operated in Chile but controlled by a foreign entity. In 2015, 5 private sector banks along with the state-owned bank together accounted for 78.3% of all outstanding loans by Chilean financial institutions as of December 31, 2015: Banco Santander-Chile (18.9%), Banco de Chile (18.3%), Banco de Crédito e Inversiones, or BCI (12.9%), CorpBanca (7.2%), Banco Bilbao Vizcaya Argentaria, Chile (6.7%) and Banco del Estado de Chile (14.3%). All market share statistics in this paragraph are presented as reported to the SBIF calculated under local regulatory and accounting principles on an unconsolidated basis.

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

Commercial banks, such as us, face increasing competition from other financial intermediaries who can provide larger companies with access to the capital markets as an alternative to bank loans. To the extent permitted by the Chilean General Banking Act, we seek to maintain a competitive position in this respect through the investment banking activities of our subsidiary CAF.

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

Competition in Colombia

Description of the Colombian Financial System. In recent years, the Colombian banking system has been undergoing a period of consolidation given the series of mergers and acquisitions that have taken place within the sector, including the CorpBanca Colombia Acquisition and the Helm Bank Acquisition. Several mergers and acquisitions have taken place since 2008, including: (a) the acquisition of the Colombian arm of ABN Amro Bank by the Royal Bank of Scotland; (b) the acquisition of a majority stake in Banco Colpatria by Scotiabank; (c) the acquisition of BAC-Credomatic, which has operations in several countries in Central America, by Banco de Bogotá; (d) the merger of Helm Bank S.A. with and into Banco CorpBanca Colombia S.A.; and (e) the merger of Banco GNB Colombia S.A. (previously known as Banco HSBC Colombia S.A.) with and into Banco GNB Sudameris S.A. During 2015 three new banks commenced operations in Colombia: Banco Mundo Mujer S.A. (previously operating as a microloan originator); Banco Multibank and Banco Compartir S.A., which converted its licenses from financing companies to banks.

Additionally, pursuant to the Transaction Agreement with Itaú Unibanco, Itaú-CorpBanca will acquire the operations of Itaú Unibanco in Colombia by acquiring the shares of Itaú Colombia at an aggregate price equivalent to their book value of approximately US$100 million in a transaction expected to close by the end of 2016.

As of December 31, 2015, and according to the Colombian Superintendency of Finance, the principal participants in the Colombian financial system were the Central Bank of Colombia, 25 commercial banks (14 domestic private banks, 10 foreign banks, and one domestic state-owned bank), five finance corporations and 16 financing companies (four leasing companies and 12 traditional financing companies). In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouse, special state-owned institutions, pension and severance pay funds also participate in the Colombian financial system.

The Financial Reform Act of 2009 (Law 1328 passed July 15, 2009) authorized banks to provide merger and acquisition loans and allowed them to conduct financial leasing operations. As a result, some competitors have absorbed their financial leasing subsidiaries into their banking franchises and some leasing companies are in the process of becoming banks.

Financial System Evolution in Colombia during 2014 and 2015. 2015 was a challenging year for the Colombian financial services sector. The global decline in oil prices, depreciation of the Colombian peso and increased inflation rate of 6.77% which surpassed the Central Bank’s target range of 2%-4% created headwinds that hindered growth in the country. Additionally, pursuant to Law 1314 of 2009, as of January 2015 the financial sector implemented IFRS, however under local regulation those standards for non-consolidated financial statements do not fully comply with those issued by IASB especially on the loan loss provisions chapter. Bank lending increased 15.3% and deposits grew 11.6% as of December 2015, compared to December 2014. In terms of Monetary Policy in Colombia, the year began with a reference interest rate of 4.5% that increased to 5.75% in the last four months with the objective of aligning inflation expectations.

The demand for business loans granted by banks increased by 11.8% for 2015, compared to a 16.7% increase in 2014. Consumer loans granted by banks grew by 11.6% in 2015, compared to a 13.1% increase observed in 2014 and 11.7% registered in 2013. There was an increase on the dynamics of mortgage and small business loans, with increases of 46.6% and 20.8%, respectively, for 2015 relative to 2014. With the implementation of IFRS, Colombian banks reclassified home leasing operations as mortgages as of January 2015 from their prior classification as business loans for 2014 and prior years. Nevertheless, the implementation of IFRS had additional effects on the loan portfolio growth, loans to employees and operational leasing operations were included in the loan portfolio line as of January 2015.

The Colombian banking system’s level of past-due loans as a percentage of the system’s total loan portfolio increased to 3.0% for December 2015, after the 2.9% registered on December 2014. In addition, coverage, measured as the ratio of allowances to past-due loans, ended 2015 at 145.8%, compared to 150.5% at the end of 2014.

During 2015, lending gained some weight in the Colombian banks system’s structure. Net loans increased from 65.7% of total assets at the end of 2014 to 66.7% at the end of 2015, and investment portfolio and derivatives, as a percentage of total assets, increased from 19.1% at the end of 2014 to 19.4% at the end of 2015.

As of December 31, 2015, the Colombian financial sector recorded COP$547,286,169 million in total assets, representing a 13.8% increase as of December 31, 2014. The Colombian financial system’s total composition of assets shows banks with a market share of 91.8%, followed by financing companies with 5.2%, financial corporations with 2.5% and financial cooperatives with 0.5%.

As of December 31, 2015, the capital adequacy ratio (tier 1 + tier 2) for credit institutions was 15.15% (including banks, finance corporations and financing companies), decreasing by 45 bps when compared to December 31, 2014, and which is well above the minimum legal requirement of 9%.

Loans

As of December 31, 2014 and 2015, our gross consolidated loan portfolio was Ch$14,211,349 million and Ch$14,810,136 million, respectively, as reported to the SBIF calculated under local regulatory and accounting principles. This placed us as the fourth largest financial institution among private Chilean banks and fifth place among all banks operating in Chile. Our gross consolidated loan portfolio represented 10.4% of the market for loans in the Chilean financial system (comprising all commercial banks) as of December 31, 2015. During the period from 2012 to 2015, the compounded annual growth rate of our loan portfolio, excluding interbank loans in nominal terms, was 13.4% as compared to an increase of 12.1% in the average market loan portfolio.

The following table sets forth the aggregate outstanding loans for us and the five other private sector banks with the largest market shares in Chile as of December 31 2013, 2014 and 2015, based on information as reported to the SBIF calculated under local regulatory and accounting principles:

	Bank Loans(1)
	As of December 31,
	2013	2014	2015
	(in million of Ch$)
Banco Santander-Chile	20,935,312	22,880,706	25,289,880
Banco de Chile	20,869,511	21,876,648	24,558,041
Banco de Crédito e Inversiones (BCI)	14,423,318	15,773,528	20,134,981
CORPBANCA(2)	13,085,663	14,211,349	14,810,136
Banco Bilbao Vizcaya Argentaria, BBVA	7,537,202	8,338,898	9,002,343
Scotiabank Chile	5,419,672	6,285,129	8,227,571
Others	31,925,978	36,501,973	39,947,092

Total	114,196,656	125,868,231	141,970,044

Source: SBIF monthly consolidated financial information

(1)	Excludes interbank loans.
(2)	The amounts under IFRS for years, 2013, 2014 and 2015, are MCh$ 12,897,681, MCh$ 14,029,875 and MCh$ 14,628,296 respectively.

Deposits

We had consolidated deposits of Ch$12,927,222 million as of December 31, 2015, as reported under local regulatory and accounting principles, which consisted of our current accounts, bankers’ drafts, savings accounts, time deposits and other commitments. Our market share of 10.8% for deposits and other obligations as of such date ranks us in fourth place among private sector banks in Chile.

The following table sets forth the aggregate deposits for us and the five other private sector banks with the largest market share as of December 31, 2013, 2014 and 2015, based on information as reported to the SBIF calculated under local regulatory and accounting principles:

	Bank Deposits and Other Obligations (1)
	As of December 31,
	2013	2014	2015
	(in million of Ch$)
Banco Santander-Chile	15,296,035	16,894,437	19,538,888
Banco de Chile	16,387,057	16,655,619	18,234,740
Banco de Crédito e Inversiones (BCI)	11,628,315	12,821,049	17,349,184
CORPBANCA(1)	10,789,086	12,031,914	12,927,222
Banco Bilbao Vizcaya Argentaria Chile (BBVA)	5,912,767	6,316,699	6,689,730
Scotiabank Chile	3,392,308	3,804,363	5,204,251
Others	33,746,086	36,959,088	39,623,430

Total	97,151,654	105,483,169	119,567,445

Source: SBIF monthly consolidated financial information

(1)	Our aggregate deposits as calculated under IFRS for the years ended December 31, 2013, 2014 and 2015 were Ch$10,789,086 million, Ch$12,031,914 million and Ch$12,927,222 million, respectively.

Shareholders’ Equity

We were the fourth largest among private sector banks in Chile with Ch$1,082,837 million in shareholders’ equity (excluding net income and accrual for mandatory dividends) as of December 31, 2015, as reported to the SBIF calculated under local regulatory and accounting principles.

The following table sets forth the level of shareholders’ equity for us and the five largest private sector banks in Chile (measured by shareholders’ equity) as of December 31, 2013, 2014 and 2015, based on information as reported to the SBIF calculated under local regulatory and accounting principles:

	Shareholders’ Equity (1)(2)
	As of December 31,
	2013	2014	2015
	(in million of Ch$)
Banco Santander-Chile	2,016,330	2,224,664	2,420,484
Banco de Chile	2,095,294	2,268,662	2,505,558
Banco de Crédito e Inversiones (BCI)	1,371,893	1,560,882	1,771,113
CORPBANCA(3)	1,333,795	1,330,297	1,082,837
Banco Bilbao Vizcaya Argentaria Chile (BBVA)	631,042	663,829	722,896
Scotiabank Chile	606,391	652,403	703,600
Others	3,459,970	3,993,427	4,590,585

Total	11,514,715	12,694,164	13,797,073

Source: SBIF monthly consolidated financial information

1)	Shareholders equity = Equity attributable to shareholders excluding net income and provision for mandatory dividend.
2)	For comparison purposes with other banks, the information is presented under standards issued by the SBIF.
3)	The amounts under IFRS, excluding net income, non-controlling interest, and accrued for mandatory dividends, for the years ended December 31, 2013, 2014 and 2015 were, Ch$ 1,341,324 million, Ch$ 1,344,858 million and Ch$ 1,105,117 respectively.

CHILEAN BANKING REGULATION AND SUPERVISION

General

In Chile, only banks may maintain checking accounts for their customers and accept time deposits. The principal financial institutions regulators in Chile are the SBIF and the Central Bank of Chile. Chilean banks are primarily subject to the Chilean General Banking Act and secondarily, to the extent not inconsistent with such statute, the provisions of the Ley 18.046 sobre Sociedades Anónimas or the Chilean Corporations Act governing public corporations, except for certain provisions which are expressly excluded.

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to the Chilean General Banking Act. The Chilean General Banking Act sets forth the regulatory framework to which banks are subject outlining the activities that a bank may and may not carry out in Chile and their attributions -in addition to traditional banking activities- including general underwriting powers for new issuances of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services.

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

Central Bank of Chile

The Central Bank of Chile is an autonomous legal entity created by the Chilean Constitution. It is subject to the Chilean Constitution and its own ley orgánica constitucional, or Constitutional Act. To the extent not inconsistent with the Chilean Constitution or the Central Bank of Chile’s Constitutional Act, the Central Bank of Chile is also subject to private sector laws (but in no event is it subject to the laws applicable to the public sector). It is directed and administered by a council composed of five members designated by the President of Chile, subject to the approval of the Senate.

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

SBIF

Banks in Chile are supervised by the SBIF, an independent Chilean governmental agency. The main responsibilities of the SBIF are to authorize the incorporation of new banks and to interpret and enforce, with broad powers, legal and regulatory requirements applicable to Chilean banks and other entities. Furthermore, in case of non-compliance with such legal and regulatory requirements, the SBIF may impose sanctions, including fines payable by the directors, managers and employees of a bank as well as the bank itself. In extreme cases it can appoint, by special resolution with the prior approval of the board of directors of the Central Bank of Chile, a provisional administrator to manage a bank. It must also approve any amendment to a bank’s by-laws or any increase in its capital.

The SBIF examines all banks from time to time, generally at least once a year. Banks are also required to submit monthly unaudited consolidated and unconsolidated financial statements to the SBIF and publish their quarterly and annual financial statements in a newspaper with countrywide coverage. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the SBIF. Financial statements as of December 31 of any given year must be audited. A bank’s annual financial statements and the opinion of its independent auditors must also be submitted to the SBIF for review.

The SBIF must approve in advance any direct or indirect acquisition of more than 10% of the share capital of a bank. The absence of such approval will cause the acquiror to lose the voting rights of such shares. The SBIF may only refuse to grant its approval based on specific grounds set forth in the Chilean General Banking Act and its regulations.

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the Chilean General Banking Act: making loans, accepting deposits, issuing bonds, engaging in certain international operations, performing specially entrusted activities (comisiones de confianza) and, subject to limitations, making investments and performing financial services related to banking. Investments are restricted to real estate and physical asset for the bank’s own use, gold, foreign exchange and debt securities. In addition, local banks are allowed to engage in certain derivatives such as options, swaps and forward contracts over certain underlying assets. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, mutual fund management, investment fund management, factoring, securitization, financial advisory and leasing activities. Subject to specific limitations and the prior approval of the SBIF and the Central Bank of Chile, Chilean banks may own majority or minority interests in foreign banks.

Deposit Insurance

In Chile, the government guarantees up to 90% of the aggregate amount of certain time deposits held by individuals in the Chilean banking system. The government guarantee covers those obligations with a maximum value of UF120 per person (Ch$3.08 million or US$4,329.7 as of December 31, 2015) in each calendar year.

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

In the case of liabilities in foreign currency, banks are authorized to deduct for this purpose the amounts mentioned in the first and third bullet above.

The Central Bank of Chile has statutory authority to require banks to maintain reserves of up to an average of 40% for demand deposits and up to 20% for time deposits (irrespective, in each case, of the currency in which they are denominated) to implement monetary policy. In addition, according to the Chilean General Banking Act and the regulations issued by the SBIF and the Central Bank of Chile, Chilean banks must maintain a technical reserve of 100% of all deposits and obligations a bank has acquired in its financial business that are payable on demand, except for obligations with other banks, whenever such deposits and obligations exceed 2.5 times their basic capital. This technical reserve must be calculated daily, and must be kept in deposits in the Central Bank of Chile or documents issued by the Central Bank of Chile or the Chilean Treasury with a maturity date of no more than 90 days.

Minimum Capital

Under the Chilean General Banking Act, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$20,503.2 million or US$28.9 million as of December 31, 2015).

Capital Adequacy Requirements

The Chilean General Banking Act and the Regulations of the SBIF include a modified version of the capital adequacy guidelines issued by the Basel Committee. According to such modified guidelines, the capital and reserves of a bank, or basic capital, cannot be less than 3% of total assets net of allowances, and its “effective net equity” cannot be less than 8% of its risk-weighted assets net of required loan loss allowances.

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

The Chilean General Banking Act contains a five-category risk classification system to be applied to bank assets that is based on the Basel Committee recommendations.

Within the scope of Basel III in Chile, further changes in regulation may occur. See “Item 3. Key Information—D. Risk Factors— Risks relating to Chile and other countries in which we operate—Chile’s banking regulatory and capital markets environment is continually evolving and may change”.

Lending Limits

Under the Chilean General Banking Act, Chilean banks are subject to certain lending limits, including the following:

•	a bank cannot extend to any entity or individual, directly or indirectly, unsecured credit in an amount that exceeds 10% of the bank’s effective net equity, or in an amount that exceeds 30% of its effective net equity if the excess over 10% is secured by certain assets with a value equal to or higher than such excess. In the case of foreign export trade financing, the ceiling for unsecured credits is also 10% and the ceiling for secured credits is also established at 30%. In the case of financing infrastructure projects built through the concession mechanism, the 10% ceiling for unsecured credits is 15% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession, while the ceiling for secured credits remains at 30%;

•	a bank cannot extend loans to another financial institution subject to the Chilean General Banking Act in an aggregate amount exceeding 30% of its effective net equity;

•	a bank cannot directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank;

•	a bank cannot lend, directly or indirectly, to a director or any other person who has the power to act on behalf of such bank; and

•	a bank cannot grant loans to related parties (which relation can arise from management or for ownership reasons, including holders of more than 1% of its shares, except in the case of companies which are actively traded on the Santiago Stock Exchange, like CorpBanca, in which case the limit is 5%) on more favorable terms than those generally offered to non-related parties. In addition, the aggregate amount of loans to a single group of related parties cannot exceed 5% of the bank’s effective net equity or 25% if the excess thereof is secured by certain assets with a value equal to or greater than such excess, or by certain other collateral specified in the Chilean General Banking Act. The definitions of “related” and “group” for these purposes are determined by the SBIF. The aggregate amount of all credits granted to related parties of the bank cannot exceed its effective net equity.

To determine the lending limits with respect to a particular person, the obligations undertaken by partnerships in which the relevant person is an unlimited partner or by companies of any nature in which such person has more than 50% of their capital or more than 50% of their profits, will be accounted as obligations of such person. Likewise, if the participation of the relevant person in a company is higher than 2% but not higher than 50% of its capital or profits, then the obligations of such company will be accounted for as obligations of such person in proportion to its actual participation. Finally, when there is a plurality of debtors of the same obligation, then the obligation will be deemed joint and several with respect to each and all of the debtors, unless expressly undertaken in other terms.

Allowance for Loan Losses

Chilean banks are required to provide to the SBIF detailed information regarding their loan portfolio on a monthly basis. The SBIF examines and evaluates each financial institution’s credit management process, including its compliance with the loan classification guidelines. Banks must classify and evaluate their credits portfolio pursuant to the rules issued by the SBIF. However, a bank may request the authorization of the SBIF to use its own internal evaluation model for groups, to the extent they comply with certain requirements.

Classification of Banks and Loan Portfolios

Solvency and Management. Chilean banks are classified into categories I through V based upon their solvency and management ratings. The classification of each bank is confidential.

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

With respect to a bank’s management rating, level A banks are those that are not rated as level B or C. Level B banks display some weakness in internal controls, information systems, response to risk, private risk rating or ability to manage contingency scenarios, which must be corrected within the period preceding the next evaluation, considering also the penalties imposed to the bank (except for those with a pending claim). Level C banks display significant deficiencies in internal controls, information systems, response to risk, private risk rating or ability to manage contingency scenarios.

Capital Markets

Under the Chilean General Banking Act, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advisory services and securities brokerage, as well as in financial leasing, mutual fund and investment fund administration, investment advisory services and merger and acquisition services. These subsidiaries are regulated by the SBIF and, in some cases, by the SVS, the regulator of the Chilean securities market and of open-stock (public) corporations.

In August 2010, the Chilean government passed Law No. 20,448, or MK3, which allowed non-Chilean banks with representative offices in Chile to promote their headquarters’ credit products and credit services directly in Chile. Before this reform, representative offices of non-Chilean banks were only able to act as intermediaries between their parent companies and local companies.

Subsidiaries and Affiliated Companies

Chilean banks are authorized to create subsidiaries to engage in (1) brokerage of securities, (2) management of mutual funds, investment funds, offshore funds, housing funds or all the foregoing, (3) insurance brokerage, (4) leasing operations, (5) factoring operations, (6) securitization, (7) financial advisory, (8) custody and transportation of funds, (9) provision of other financial services as authorized by the SBIF, (10) real estate leasing, and (11) social security advice. These subsidiaries are regulated by the SBIF except for the cases referred to in (1), (2), (3) and (6) above in which the SBIF may request information but the entities are regulated by the SVS or, with respect to social security, by the Superintendency of Pensions (Superintendencia de Pensiones) or SAFP. Currently, banks are not authorized to create or engage in the business of insurance companies (other than as insurance brokers) and pension funds or health insurance administrators.

Banks may also, with the prior authorization of the SBIF, create and participate in companies exclusively destined to the carrying out of activities in support of the main banking operations, such as credit card or debit card operators.

Legal Provisions Regarding Banking Institutions with Economic Difficulties

Liquidation of Chilean banks may not be ordered in bankruptcy procedures, except when undergoing voluntary liquidation. The Chilean General Banking Act sets forth that if a bank is under certain specific adverse circumstances, its board of directors must correct the situation within 30 days from the date in which the relevant financial statements are presented to the board. If the board of directors is unable to do so, it must summon a special shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected and paid within the term and in the manner agreed to at the meeting, or if the SBIF does not approve the board of directors proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the board of directors and from making any further investments in any instrument other than in instruments issued by the Central Bank of Chile. In such a case, or in the event that a bank is unable to make timely payment of its obligations or if a bank is under provisional administration by the SBIF, the Chilean General Banking Act provides that the bank may receive a two-year term loan from another bank which will be subordinated to other liabilities of the bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the SBIF, but need not be submitted to the borrowing bank’s shareholders for their approval. In any event, a creditor bank cannot grant interbank loans to an insolvent bank in an amount exceeding 25% of the creditor bank’s effective net equity. The board of directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize its credits, agree on extensions, obtain forgiveness of debts or adopt any other valid measures for the payment of the debts. The terms of a reorganization plan must be the same for all the proposing bank’s creditors to whom such plan is applicable. From the date of submission of the reorganization plan until there is a decision from the creditors regarding such plan, the bank will only be required to pay demand deposits and liabilities. If the board of directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common shares in the amount required for the ratio of effective net equity to risk-weighted assets not to be lower than 12%. If the reorganization plan is rejected by the creditors, the bank must submit a new proposal which must include the capitalization in an amount required so that the ratio of effective net equity to risk-weighted assets not to be lower than 12%. If this second proposal is rejected, the SBIF will declare the bank into mandatory liquidation, which process is regulated by the Banking Law and not by the general bankruptcy rules. If a bank fails to pay an obligation, it must notify the SBIF, which shall determine if the bank is solvent. Banks can be subject to a provisional administrator if there are reasons that affect its financial stability.

Dissolution and Liquidation of Banks

The SBIF may establish that a bank must be liquidated if the safety of its depositors or other creditors so demands it, or when such bank does not have the necessary solvency to continue its operations. In such case, the SBIF must revoke such bank’s banking license and mandate its liquidation, subject to approval by the Central Bank of Chile. The SBIF must also revoke a bank’s license when that bank’s reorganization plan has been rejected twice. The SBIF’s resolution must state the reason for ordering the liquidation and must appoint a liquidator, unless the Superintendent of Banks assumes this responsibility. Upon a liquidation order, all checking accounts deposits and obligations payable on demand from the ordinary course of business, are required to be paid by using the bank’s existing funds, its deposits with the Central Bank of Chile or its investments in instruments that represent its reserves.

If these funds are insufficient to pay these obligations, the liquidator may seize the rest of the bank’s assets, as needed. If necessary and in specified circumstances, the Central Bank of Chile will lend the bank the funds necessary to pay these obligations. Any such on demand obligations are preferential to any claims of other creditors of the liquidated bank.

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

A Chilean bank may invest in securities having a minimum rating as follows, provided that in case the total amount of these investments, together with the loans granted to certain classes of foreign debtors, exceeds 20% (or 30% for banks with a BIS ratio equal or exceeding 10%) of the effective net equity of the bank, a provision of 100% of the excess shall be established by the bank:

Rating Agency	Short Term	Long Term
Moody’s	P-2	Ba3
Standard and Poor’s	A-2	BB-
Fitch Rating Service	F2	BB-

Rating Agency	Short Term	Long Term
Dominion Bond Rating Service	R-2	BB (low)

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

Changes in the Governance of Our Regulators

A bill of law is under discussion for the adoption of measures to strengthen the governance of the SVS.

Among the announced amendments to the Chilean General Banking Act, not yet consummated in a bill of law, it has been proposed the adoption of measures to strengthen the governance of the SBIF. These proposed amendments would serve to implement Basel III principles and to introduce changes in the processes related to banks insolvency.

Financial Stability Council

Law No. 20,789 created the Financial Stability Council, composed by the Ministry of Finance (Ministerio de Hacienda) the Superintendent of Securities and Insurance, the Superintendent of Banks and the Superintendent of Pensions. The purpose of this council is to facilitate the technical coordination and the exchange of information by these market regulators in all matters related to the prevention and management of situations which may involve a risk for the financial system.

This law also expanded the authority of the SBIF to request information regarding controlling shareholders of banks and entities which are part of their corporate group.

Anti-Money Laundering, Anti-Terrorist Financing and Foreign Corrupt Practices Act Regulations

United States

We, as a foreign private issuer whose securities are registered under the U.S. Securities Exchange Act of 1934, are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA. The FCPA generally prohibits issuers and their directors, officers, employees and agents from using any means or instrumentality of U.S. interstate commerce in furtherance of any offer or payment of money to any foreign official or political party for the purpose of influencing a decision of such person in order to obtain or retain business. The accounting provisions of the FCPA require an issuer to maintain books and records and have a system of internal accounting controls sufficient to, among other things, provide reasonable assurances that transactions are executed and assets are accessed and accounted for in accordance with management’s authorization. Significant penalties and fines may be imposed against us, and/or our officers, directors, employees, and agents, for violations of the FCPA. Furthermore, we may be subject to a variety of U.S. anti-money laundering and anti-terrorist financing laws and regulations, including, but not limited to, the Bank Secrecy Act of 1970, as amended, and the USA PATRIOT Act of 2001, as amended. A violation of such laws and regulations may result in substantial penalties, fines and imprisonment of our officers and/or directors.

Chile

The Anti-Money Laundering Act, or the AML Act requires banks, among others, to report any “suspicious transactions or activities” that they may become aware of in the ordinary course of business to the Chilean Financial Analysis Unit (Unidad de Análisis Financiero), or FAU. “Suspicious activities or transactions” are defined by the AML Act as any act, operation or transaction that, in accordance with the uses and customs of the relevant activity, is considered unusual or devoid of apparent economic or legal justification or that may constitute any of the actions described in article 8 of Law No, 18,314 (terrorist actions), or entered into by an individual or a legal entity included in any resolution issued by the United Nations Security Council, whether carried out in an isolated or recurrent basis.

In accordance with the AML Act, banks must keep special records for any transaction in cash for amounts exceeding US$10,000, and report them to the FAU if so required by the latter authority.

In addition, the entities subject to the AML Act are also subject to Circular No. 49 and other regulations issued by the FAU, which provides additional guidelines for the prevention of money laundering.

With regard to Chilean banks the SBIF has also provided rules and guidelines for banks to set up an AML and Combating Financing of Terrorism, or CFT, prevention system applicable in their ordinary course of business, which must take into consideration the volume and complexity of their transactions, including their affiliates and supporting entities, and their international presence. In case of non-compliance of these rules and guidelines, the SBIF may impose administrative sanctions upon the infringing bank such as fines and warnings. Among other requirements, such system shall include at least (1) “know your customer” policies, (2) a manual of policies and procedures, (3) the appointment of a compliance officer, and (4) all necessary technological tools to develop red-flag systems to identify and detect unusual operations. For more information on our Anti-Money Laundering Committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Other Committees—Anti-money laundering and anti-terrorism finance prevention committee”.

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

Recent Regulatory Developments in Chile

Capital Adequacy Requirements

The SBIF and the government have announced their intention of sending a bill of law to amend the General Banking Act in three aspects: (i) adoption of Basel III, although with adjustments to local reality, (ii) strengthen the governance of the SBIF, and (iii) perfection of banking resolution mechanisms. The bill of law is announced to be submitted to Congress during 2016, but we currently ignore how the new capital adequacy requirements will be proposed to the Congress, as the Regulator has only given non-binding information to the market. Nevertheless, we anticipate that the impact of the new rules would be material.

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

Finally, Circular No. 2,137, issued by the SVS on January 13, 2014, required the adoption of IFRS by insurance brokerage companies beginning in 2015. We expect this requirement to initially affect the revenues of our subsidiary CorpBanca Corredora de Seguros, in its capacity as an insurance broker.

Modification to the AML Act

On January 9, 2015 Law N° 20,818 was enacted, amending certain provisions of the AML Act by: (i) increasing the authority of the FAU; (ii) increasing the scope of entities that are subject to the AML Act; (iii) amending the definition of “suspicious activities or transactions”; (iv) reducing the minimum amounts of the cash transactions to be registered and potentially reported to the FAU; (v) amending the sanctions applicable to any breach to the AML Act; (vi) adding new base crimes for the crime of money laundering; (vii) requiring entities subject to the AML Act to report to the FAU any transaction entered into by any individual or entity contained in any resolution issued by the United Nations Security Council; and (viii) establishing the obligation of the entities subject the AML Act to register with the FAU, among other things.

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

Maximum Interest Rate

A new Chilean law regarding maximum interest rates was enacted on December 13, 2013 upon publication of Law 20,715 in the Chilean Official Gazette. This legislation affects all Chilean businesses that charge interest (including all banks) on loans up to UF 200 (approximately U.S$7,216), including installment loans, credit cards, credit line loans and overdue loans. This regulation requires, among other things, a new method for calculating the maximum legal interest rate for loans not indexed to inflation with terms longer than 90 days, which results in a reduction of the maximum legal interest rate applicable to such debtors. We do not expect the enactment of this law to have a material effect on our results of operations.

Insolvency Law

Chilean banks are subject to special insolvency proceedings. Nevertheless, a bank can be subject to the general insolvency law in case it becomes insolvent during a voluntary liquidation of its assets. In that regard, the Chilean Congress approved a new Insolvency Act on October 29, 2013, which was published in the Official Gazette on January 9, 2014 and came into effect on October 9, 2014. The new Insolvency Act eliminates the distinction between merchants and other debtors, eliminates the classification of bankruptcies as negligent or fraudulent and modifies the Chilean Criminal Code in order to recognize certain criminal offences related to the conduct of the business of the debtor prior to the declaration of its bankruptcy, and set forth different rules for the insolvency of an enterprise (empresa) and of a non-enterprise person (persona deudora) among other changes.

Under the new Insolvency Act, there are two types of proceedings for an enterprise : (i) liquidation proceedings which are very similar to existing bankruptcy proceedings, although they will be headed by a liquidator rather than a trustee (síndico) and (ii) reorganization proceedings. Upon completion of a liquidation procedure, the debtor recovers the free administration and disposition of its assets and any outstanding debts against the debtor incurred prior to the commencement of the liquidation procedure will be deemed discharged as a matter of law. As a result, a creditor who fails to participate during the liquidation process will forfeit its past claims against the debtor. The reorganization proceedings, are more oriented to the continuation of the debtor’s business and, therefore, allow the debtor to seek protection from the courts, or “Insolvency Protection” (protección financiera concursal), for a term of 30 days, as from the date the reorganization proceeding is declared commenced by the competent court during which, among other effects, it cannot be put into liquidation, its assets cannot be foreclosed, the agreements entered into by it cannot be unilaterally terminated by the other party, the maturity of the indebtedness of the debtor cannot be accelerated or the securities granted by the debtor cannot be enforced by the creditor based on the commencement of the reorganization proceeding of the debtor’s insolvency. In the event that a creditor breaches this provision, its credit shall rank junior after all the other debts of the debtor. This 30-day term could be extended for 30 or 60 days if supported by creditors representing 30% or 50% of the debtors’ unrelated liabilities, respectively.

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

The new Insolvency Act also allows a debtor under Insolvency Protection to acquire debt to finance its operations (up to 20% of the debt it had at the commencement of the procedure), which shall rank senior with respect to the existing creditors (except for a few statutory preferences which shall remain in force) in case the reorganization agreement is not approved and the judge orders the liquidation of the company.

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

Tax Reform

On September 29, 2014, the Tax Reform was published in the Chilean Official Gazette, introducing the most significant amendments to the Chilean tax system over the last 30 years and strengthening the powers of the Servicio de Impuestos Internos, or the Chilean IRS to control and prevent tax avoidance. One of the main purposes of this reform was to finance major educational reforms under discussion in the Chilean Congress. Thereafter the Tax Reform was modified by Law No. 20,899, published on February 8, 2016.

The Tax Reform currently contemplates, among other matters, changes to the corporate tax regime by allowing coexistence of two alternative tax regimes available to Chilean companies from January 1, 2017 onwards: (i) an attributed income system or (ii) a partially integrated system.

•	Attributed income system: Under this system, companies will be subject to a corporate tax that would gradually increase to 25% over the course of four years, commencing in 2014 (increasing each year to 21%, 22.5%, 24% and 25%, respectively). At the shareholder level, a 35% withholding tax would apply on an “attributed basis” from year 2017. As a result, any non-Chilean resident shareholder would be required to pay a 35% withholding tax while Chilean resident shareholders would be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 35%, regardless of whether the Chilean company makes a profit distribution or dividend payment. Shareholders would be able to credit the corporate tax already paid by the company against the withholding tax or the progressive complementary income tax. The actual income distribution to the shareholders would not be taxable. This system will be exclusive for companies whose shareholders or owners are individuals domiciled or residing in Chile, or entities not domiciled or resident in Chile.

•	Partially integrated system: Under this system, companies would be subject to a corporate tax of 25.5% on 2017 and 27% from 2018 onwards (which would be also gradually increased). Then, when the income is actually withdrawn from a company, non-Chilean resident shareholders would be subject to a 35% withholding tax, while Chilean resident shareholders would be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 35%, against which only a 65% of the corporate tax will be allowed to be used as a credit against the withholding tax or the Complementary Global Tax. Nevertheless, the foreign holder shall be entitled full corporate tax credit, if such holder is established on, domiciled in or resident of a country with which Chile has a double taxation treaty in force or, until December 31, 2019, Chile has signed a double taxation treaty with such country, although not in force.

Law No. 20,899 introduced changes to both systems in order to simplify them. Other amendments included in this Law are related to the accuracy of the general anti-avoidance rules and the implementation of Value Added Tax (VAT) for certain operations, mainly to the sale of real estate and leases with purchase option.

Law No. 20,798

On September 16th, 2015 the Consumer Protection Act and the Pledge Whithout Conveyace Act were amended in order to include several provisions regarding the release and cancellation of mortgages and certain pledges. According to this law, once an obligation secured with any of the said security interests has been extinguished, the relevant creditor ex officio shall grant and afford the corresponding release and cancellation public deed, and its record cancellation. Furthermore, the relevant creditor shall inform such proceedings to the debtor within the term established by law.

Colombian Banking Regulation and Supervision

Colombian Banking Regulators

Pursuant to the Colombian Constitution, the Colombian Congress has the power to prescribe the general legal framework within which the government may regulate the financial system. The agencies vested with the authority to regulate the financial system are the board of directors of the Central Bank of Colombia, the Colombian Ministry of Finance, the Colombian Superintendency of Finance, the SIC, and the SRO.

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

Colombian Superintendency of Finance

The Colombian Superintendency of Finance is the authority responsible for supervising and regulating financial institutions, including commercial banks such as CorpBanca Colombia, finance companies, financial services companies and insurance companies. The Colombian Superintendency of Finance has broad discretionary powers to supervise financial institutions, including the authority to impose fines on financial institutions and their directors and officers for violations of applicable regulations and certain judicial attributions regarding controversies among customers and banks. The Colombian Superintendency of Finance can also conduct on-site inspections of Colombian financial institutions.

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

The Colombian Superintendency of Finance is the authority responsible for approving mergers, acquisitions and integrations between financial institutions such a CorpBanca Colombia. For such approvals, the Colombian Superintendency of Finance must obtain a non-binding prior written opinion by the SIC

Capital Adequacy Requirements

Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 2,555 of 2010, as amended, or Decree 2,555) are based on applicable Basel Committee standards. Decree 2,555 establishes four categories of assets, which are each assigned different risk weights, and require that a credit institution’s Technical Capital (as defined below) be at least 9% of that institution’s total risk-weighted assets.

Currently, Decree 2,555 sets forth, among other things:

•	that Technical Capital is the sum of ordinary primary capital (patrimonio básico ordinario or Common Equity Tier One), additional primary capital (patrimonio básico adicional or Additional Tier One), and secondary capital (patrimonio adicional or tier two capital);

•	the criteria for debt and equity instruments to be considered ordinary primary capital, additional primary capital and secondary capital. The Colombian Superintendency of Finance will review whether a given instrument adequately complies with these criteria in order for an instrument to be considered tier one, additional tier one or tier two capital, upon request of the issuer. Debt and equity instruments that have not been classified by the SFC as ordinary primary capital or secondary capital, will not be considered tier one, additional tier one or tier two capital for purposes of capital adequacy requirements;

•

the minimum total solvency ratio of 9% of the financial institution’s technical capital divided by total risk-weighted assets; however, each entity must also comply with a minimum basic solvency ratio of 4.5%, which is defined as the ordinary primary capital after deductions divided by the financial institution’s total risk-weighted assets. In addition, solvency ratios must be met individually, by each credit institution, and must be met and monitored on a consolidated basis;

•	that the calculation of the total solvency ratio will take into account operational risk; however the Colombian Superintendency of Finance has not yet defined the methodology to be used to estimate such effect; and

•	that credit institutions are able to include hybrids instruments designed to have characteristics of a fixed income and characteristics of equity market security, as part of its basic additional capital.

When the solvency ratio of a financial institution is below 10%, the Colombian Superintendency of Finance implements a closer supervision on banking activities of the entity based on the supervision policy implemented by the Colombian Superintendency of Finance.

Minimum Capital Requirements

The minimum capital requirement for banks on an unconsolidated basis set forth in the Financial System Organic Act was COP77,016 million for 2014, COP79,835 million for 2015 and shall be COP85,240 million for 2016. Failure to meet such requirement can result in the relevant financial institution take over (toma de posesión) by the Colombian Superintendency of Finance. Minimum capital requirements are adjusted in January each year based on the inflation percentage for the precedent year. The capital requirements for each type of financial institution (financial corporations, financing companies, trust companies, etc) are different, with banks having the highest minimum amount. Additionally, there are capital requirements above this minimum for the purposes of credit exposure and derivatives transactions.

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

Mandatory Investments

The Central Bank of Colombia’s regulations require financial institutions, including CorpBanca Colombia, to make mandatory investments in securities issued by Finagro, a Colombian public financial institution that finances production and rural activities, to support the agricultural sector. The amount of these mandatory investments is calculated based on the current Colombian peso-denominated obligations of the relevant financial institution.

Foreign Currency Position Requirements

According to External Resolutions 4, or Resolution 4, and 9, or Resolution 9, issued the Central Bank of Colombia issued in 2007 and 2013 respectively, as amended, a financial institution’s foreign currency position (posición propia en moneda extranjera) is the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items), made or contingent, including those that may be sold in Colombian legal currency.

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

Resolution 9 also defines foreign currency position in cash (posición propia de contado en moneda extranjera) as the difference between all foreign currency-denominated assets and liabilities. A bank’s three business days average foreign currency position in cash cannot exceed 50% of the bank’s Technical Capital. In accordance with Resolution 9, the three day average must be calculated on a daily basis and the foreign currency position in cash can be negative but must no exceed 20% of its Technical Capital. (Resolution 9 was amended on September 25th 2015).

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

Deposit Insurance

In Colombia, the deposit insurance fund, FOGAFIN (Fondo de Garantías de Instituciones Financieras), guarantees up to COP20 million (US$6,380 as of December 31, 2015) per person, for each institution calculated as the aggregate amount of time, savings and demand deposits held by individuals in a Colombian financial institution. Payment will be made in case of an administrative compulsory liquidation of the financial institution.

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

Foreign Currency Loans

Residents of Colombia may obtain foreign currency loans from foreign residents and from Colombian currency exchange intermediaries or by placing debt securities abroad. Foreign currency loans must be either disbursed through a foreign exchange intermediary or deposited in offshore compensation accounts.

According to regulations issued by the Central Bank of Colombia, every Colombian resident and institution borrowing funds in foreign currency is generally required to post with the Central Bank of Colombia non-interest bearing deposits for a specified term, although the size of the required deposit is currently zero.

Notwithstanding the foregoing, such deposits would not be required in certain cases set forth in the External Resolution 8 of 2000 issued by the Central Bank of Colombia, or Resolution 8, including in the case of foreign currency loans aimed at financing Colombian investments abroad or for short-term exportation loans, provided that such loan is disbursed against the funds of Banco de Comercio Exterior—Bancoldex. Moreover, Resolution 8 sets forth a number of restrictions and limitations as to the use of proceeds in the case of foreign currency loans obtained by Colombian currency exchange intermediaries (including CorpBanca Colombia) and also provides that deposits would not be required in the event such restrictions and limitations are observed. Such foreign currency loans may be used, among others, for lending activities in a foreign currency with a tenor equal to, or shorter than, the tenor of the foreign financing.

Interest payments to foreign currency loans granted by foreign banks to Colombian residents are currently subject to a 33% withholding tax for loans with less than a year tenor or 14% withholding tax for loans with more than a year tenor, as a general rule.

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

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our financial statements as well as “Item 5. Operating and Financial Review and Prospects”. Unless otherwise indicated, financial data in the following tables as of December 31, 2013, 2014 and 2015 has been expressed in Chilean pesos as of December 31, 2015. The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s CPI.

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

	1 + Np			(1 + Nd)(1 + D)
Rp=		-1	Rd=		-1
	1 + 1			1+1

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

	(1 + 0.10)(1 + 0.05)		3.125% per year
Rd=		-1=
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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal rates and rates for our assets and liabilities for the years ended December 31, 2013, 2014 and 2015.

	Year ended December 31,
	2013				2014				2015
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in million of Ch$ except for percentages)
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	86,059	1,527	1.8%	(1.2%)	104,708	3,343	3.2%	(1.3)%	79,148	2,832	3.6%	(0.8)
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	54,891	—	0.0%	6.7%	29,985	—	0.0%	10.0%	29,735	—	0.0%	12.4

Total	140,950	1,527	1.8%	1.9%	134,692	3,343	2.5%	1.2%	108,882	2,832	3.6%	2.8

Financial investments
Ch$	295,940	14,704	5.0%	1.9%	369,163	14,656	4.0%	(0.6)%	368,870	11,424	3.1%	(1.2)
UF	242,954	10,107	4.2%	1.1%	179,187	15,844	8.8%	4.1%	208,950	23,036	11.0%	6.3
Foreign currency	378,737	14,906	3.9%	10.9%	613,064	11,109	1.8%	12.0%	733,104	43,025	5.9%	19.0

Total	917,630	39,718	4.3%	5.4%	1,161,414	41,610	3.6%	6.7%	1,310,924	77,486	5.9%	11.3

Total loans
Ch$	3,281,015	328,549	10.0%	6.8%	3,197,553	305,184	9.5%	4.7%	3,688,139	321,248	8.7%	4.1
UF	3,651,479	245,383	6.7%	3.6%	3,544,600	373,539	10.5%	5.7%	3,978,943	323,621	8.1%	3.6
Foreign currency	4,573,453	359,714	7.9%	15.1%	7,153,353	566,525	7.9%	18.7%	6,955,148	542,624	7.8%	21.1

Total	11,505,946	933,646	8.1%	9.1%	13,895,505	1,245,248	9.0%	12.1%	14,622,229	1,187,493	8.1%	12.1

	Year ended December 31,
	2013				2014				2015
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in million of Ch$ except for percentages)
Interbank loans
Ch$	261,151	12,510	4.8%	1.7	294,778	9,837	3.3%	(1.2)%	245,549	7,457	3.0%	(1.3)
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	122,894	2,164	1.8%	8.6	117,177	1,164	1.0%	11.1%	220,009	2,553	1.2%	13.7

Total	384,045	14,673	3.8%	3.9%	411,955	11,000	2.7%	2.3%	465,557	10,009	2.1%	5.8

Investment under resale agreements
Ch$	31,514	1,930	6.1%	3.0%	31,891	1,328	4.2%	(0.4)%	28,788	1,047	3.6%	(0.7)
UF	1,021	20	2.0%	(1.0)%	649	37	5.7%	1.1%	128	4	3.1%	(1.2)
Foreign currency	122,577	13,185	10.8%	18.2%	152,590	12,190	8.0%	18.7%	64,021	12,938	20.2%	35.1

Total	155,110	15,135	9.8%	15.0%	185,129	13,555	7.3%	15.4%	92,937	13,989	15.1%	23.9

Other interest earning assets
Ch$	23	—	0.0%	0.0%	14	—	0.0%	0.0%	—	—	—	—
UF	—	—	0.0%	0.0%	—	—	0.0%	0.0%	—	—	—	—
Foreign currency	551,272	2,407	0.4%	7.2%	920,043	5,368	0.6%	10.6%	815,920	7,671	0.9%	13.4

Total	551,295	2,407	0.4%	7.2%	920,057	5,368	0.6%	10.6%	815,920	7,671	0.9%	13.4

Total interest earning assets
Ch$	3,955,700	359,220	9.1%	5.9%	3,998,106	334,348	8.4%	3.6%	4,410,493	344,008	7.8%	3.3
UF	3,895,453	255,511	6.6%	3.5%	3,724,436	389,421	10.5%	5.6%	4,188,020	346,662	8.3%	3.7
Foreign currency	5,803,822	392,376	6.8%	13.9%	8,986,211	596,356	6.6%	17.3%	8,817,937	608,811	6.9%	20.1

Total	13,654,975	1,007,106	7.4%	8.6%	16,708,753	1,320,124	7.9%	11.4%	17,416,450	1,299,480	7.5%	11.9

	Year ended December 31,
	2013				2014				2015
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in million of Ch$)
NON-INTEREST EARNING ASSETS
Cash
Ch$	291,785				345,073				370,845
UF	—				—				—
Foreign currency	156,375				225,628				207,380

Total	448,160				570,701				578,225

Allowance for loan losses
Ch$	112,627				116,108				119,671
UF	—				—				—
Foreign currency	114,653				204,710				219,842

Total	227,280				320,818				339,513

Property, plant and equipment
Ch$	47,642				37,972				39,942
UF	—				—				—
Foreign currency	30,532				60,993				52,938

Total	78,164				98,965				92,880

Derivatives
Ch$	291,884				553,029				419,229
UF	—				—				—
Foreign currency	27,085				75,753				570,470

Total	318,970				628,782				989,699

Other assets
Ch$	555,959				597,292				715,778
UF	2,901				15,365				22,018
Foreign currency	566,368				1,046,829				1,198,666

Total	1,125,228				1,659,486				1,936,462

	Year ended December 31,
	2013				2014				2015
	Average Balance	Interest Earmed	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in million of Ch$)
Total non-interest earning assets
Ch$	1,074,643				1,417,258				1,426,124
UF	2,901				15,365				22,018
Foreign currency	665,698				1,204,492				1,809,612

Total	1,743,242				2,637,116				3,257,754

Total assets(1)
Ch$	5,030,344	359,220			5,415,364	334,348			5,836,617	344,008
UF	3,898,354	255,511			3,739,801	389,421			4,210,039	346,662
Foreign currency	6,469,521	392,376			10,190,704	596,356			10,627,549	608,811

Total	15,398,217	1,007,106			19,345,868	1,320,124			20,674,205	1,299,480

(1)	Represents total of interest paying and non-interest earning assets.

	Year ended December 31,
	2013				2014				2015
	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate
	(in million of Ch$ except for percentages)
LIABILITIES AND EQUITY

INTEREST BEARING LIABILITIES
Time Deposits
Ch$	4,020,819	240,879	6.0%	2.9%	4,099,207	193,573	4.7%	0.1%	4,237,268	173,226	4.1%	(0.3)%
UF	550,376	30,390	5.5%	2.4%	438,503	34,295	7.8%	3.1%	633,380	35,521	5.6%	1.2%
Foreign currency	2,484,695	90,374	3.6%	10.6%	3,311,784	121,297	3.7%	14.0%	3,359,560	120,861	3.6%	16.4%

Total	7,055,890	361,643	5.1%	5.6%	7,849,494	349,165	4.4%	6.1%	8,230,208	329,608	4.0%	6.6%

Central Bank borrowings
Ch$	—	—	—	—	—	—	—	—	—	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	—	—	—	—	—	—	—	—	—	—	—	—

Repurchase agreements
Ch$	95,836	4,924	5.1%	2.1%	35,219	1,459	4.1%	(0.4)%	96,418	3,058	3.2%	(1.2)%
UF	—	167	0.0%	(2.9)%	—	35	0.0%	0.0%	—	16	0.0%	0.0%
Foreign currency	173,583	9,645	5.6%	12.6%	309,878	26,648	8.6%	19.4%	549,069	33,410	6.1%	19.2%

Total	269,419	14,736	5.5%	8.9%	345,097	28,142	8.2%	17.4%	645,487	36,484	5.7%	16.2%

Mortgage finance bonds
Ch$	20	1	5.0%	1.9%	11	1	9.1%	4.3%	3	—	0.0%	(4.2)%
UF	130,971	8,322	6.4%	3.3%	105,840	10,465	9.9%	5.1%	87,372	7,256	8.3%	3.7%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	0.0%

Total	130,991	8,323	6.4%	3.3%	105,851	10,466	9.9%	5.1%	87,375	7,256	8.3%	3.7%

Bonds
Ch$	46,211	32,076	69.4%	64.5%	46,300	3,177	6.9%	2.2%	35,508	3,903	11.0%	6.3%
UF	1,547,176	73,895	4.8%	1.7%	1,593,564	148,277	9.3%	4.5%	1,656,229	127,354	7.7%	3.2%
Foreign currency	606,158	13,917	2.3%	9.1%	970,044	49,350	5.1%	15.6%	1,334,193	66,473	5.0%	18.0%

Total	2,199,545	119,888	5.5%	5.1%	2,609,908	200,804	7.7%	8.6%	3,025,930	197,730	6.5%	9.7%

	Year ended December 31,
	2013				2014				2015
	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate
	(in million of Ch$ except for percentages)
Other interest bearing liabilities
Ch$	519,568	(3,888)	(0.7)%	(3.6)%	665,991	5,988	0.9%	(3.5)%	747,416	5,620	0.8%	(3.5)%
UF	16,224	1,459	9.0%	5.8%	14,344	3,568	24.9%	19.4%	12,765	2,015	15.8%	10.9%
Foreign currency	1,747,481	47,255	2.7%	(0.3%)	2,529,723	91,107	3.6%	13.9%	2,550,243	100,188	3.9%	16.8%

Total	2,283,273	44,826	2.0%	(1.0%)	3,210,058	100,663	3.1%	10.3%	3,310,424	107,823	3.3%	12.2%

Total interest bearing liabilities
Ch$	4,682,454	273,992	2.3%	(0.7)%	4,846,728	204,198	4.2%	(0.4)%	5,116,613	185,807	3.6%	(0.7)%
UF	2,244,747	114,233	5.7%	2.6%	2,152,251	196,640	9.1%	4.3%	2,389,746	172,162	7.2%	2.7%
Foreign currency	5,011,917	161,191	3.2%	0.2%	7,121,429	288,402	4.0%	14.4%	7,793,065	320,932	4.1%	17.0%

Total	11,939,118	549,416	4.6%	0.3%	14,120,408	689,240	4.9%	7.8%	15,299,424	678,901	4.4%	8.8%

	Year ended December 31,
	2013				2014				2015
	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate
	(in million of Ch$)
NON-INTEREST EARNING LIABILITIES
Non-interest-bearing demand deposits
Ch$	383,346				447,300				391,884
UF	10,412				10,046				9,820
Foreign currency	1,077,716				2,274,274				2,278,587

Total	1,471,475				2,731,621				2,680,291

Derivatives
Ch$	210,393				481,386				637,460
UF	—				—				—
Foreign currency	20,286				38,768				96,864

Total	230,679				520,154				734,324

Other non-interest-bearing
Ch$	185,812				203,067				324,709
UF	1,190				686				270
Foreign currency	193,931				265,206				309,010

Total	380,933				468,959				633,989

Equity
Ch$	1,218,551				1,498,598				1,319,898
UF	—				—				426
Foreign currency	157,461				6,129				5,852

Total	1,376,012				1,504,727				1,326,176
Total non-interest-bearing liabilities and shareholders’ equity
Ch$	1,998,102				2,630,351				2,673,952
UF	11,602				10,732				10,516
Foreign currency	1,449,395				2,584,377				2,690,313

Total	3,459,098				5,225,461				5,374,781
Total liabilities and equity (1)
Ch$	6,680,556	273,992			7,477,079	204,198			7,790,565	185,807
UF	2,256,349	114,233			2,162,983	196,640			2,400,262	172,162
Foreign currency	6,461,312	161,191			9,705,806	288,402			10,483,378	320,932

Total	15,398,217	549,416			19,345,868	689,240			20,674,205	678,901

(1)	Represents total of interest bearing and non-interest bearing liabilities and shareholders’ equity.

Interest-earning Assets—Net Interest Margin

The following tables analyze, by currency of denomination, our levels of average interest-earning assets and net interest, and illustrate the comparative margins obtained, for each of the periods indicated:

	Year ended December 31,
	2013	2014	2015
	(in millions of constant Ch$ as of December 31, 2015, except for percentages)
Total average interest earning assets
Ch$	3,955,700	3,998,106	4,410,493
UF	3,895,453	3,724,436	4,188,020
Foreign currency	5,803,822	8,986,211	8,817,937

Total	13,654,975	16,708,753	17,416,450

Net interest earned (1)
Ch$	85,228	130,150	158,201
UF	141,278	192,781	174,500
Foreign currency	231,184	307,953	287,878

Total	457,690	630,884	620,579

Net interest margin, nominal basis (2)
Ch$	2.2%	3.3%	3.6%
UF	3.6%	5.2%	4.2%
Foreign currency	4.0%	3.4%	3.3%

Total	3.4%	3.8%	3.6%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income and Interest Expense—Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our net interest income between changes in the average volume of interest-earning assets and interest bearing liabilities and changes in their –respective nominal interest rates from 2013 to 2014 and 2014 to 2015. Volume and rate variances have been calculated based on movements in average balances over the year and changes in nominal interest rates, average interest-earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Increase (Decrease) from 2013 to 2014 due to changes in
	Volume	Rate	Rate and Volume	Net Change from 2013 to 2014
	(in million of Ch$)
ASSETS
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	331	12	1,474	1,816
UF	—	—	—	—
Foreign currency	—	—	—	—

Total	331	12	1,474	1,816
Financial Investments
Ch$	3,638	(30)	(3,657)	(48)
UF	(2,653)	114	8,276	5,737
Foreign currency	9,222	—	(13,019)	(3,797)

Total	10,208	85	(8,400)	1,892
Total Loans
Ch$	(8,358)	(154)	(14,853)	(23,365)
UF	(7,182)	1,394	133,943	128,156
Foreign currency	202,916	25	3,870	206,811

Total	187,376	1,265	122,960	311,601
Interbank Loans
Ch$	1,611	(38)	(4,246)	(2,673)
UF	—	—	—	—
Foreign currency	(101)	(9)	(890)	(1,000)

Total	1,510	(47)	(5,135)	(3,672)
Investment under resale agreements
Ch$	23	(6)	(618)	(602)
UF	(7)	—	24	17
Foreign currency	3,228	(34)	(4,189)	(995)

Total	3,244	(40)	(4,785)	(1,580)
Other interest earning assets
Ch$	—	—	—	—
UF	—	—	—	—
Foreign currency	1,610	8	1,343	2,961

Total	1,610	8	1,343	2,961
Total interest earning assets
Ch$	(2,755)	(215)	(21,901)	(24,872)
UF	(9,841)	1,509	142,243	133,910
Foreign currency	216,875	(10)	(12,886)	203,980

Total	204,278	1,284	107,457	313,018

	Increase (Decrease) from 2014 to 2015 due to changes in
	Volume	Rate	Rate and Volume	Net Change from 2014 to 2015
	(in million of Ch$)
ASSETS
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	(815)	4	301	(511)
UF	—	—	—	—
Foreign currency	—	—	—	—

Total	(815)	4	301	(511)

Financial Investments
Ch$	(12)	(32)	(3,188)	(3,232)
UF	2,632	39	4,521	7,192
Foreign currency	2,175	—	29,741	31,916

Total	4,795	7	31,074	35,876

Total Loans
Ch$	46,823	(267)	(30,492)	16,064
UF	45,772	(852)	(94,839)	(49,918)
Foreign currency	(15,697)	(84)	(8,119)	(23,901)

Total	76,898	(1,203)	(133,450)	(57,755)

Interbank Loans
Ch$	(1,643)	(9)	(728)	(2,380)
UF	—	—	—	—
Foreign currency	1,021	2	366	1,389

Total	(621)	(7)	(362)	(991)

Investment under resale agreements
Ch$	(129)	(2)	(149)	(281)
UF	(30)	—	(3)	(33)
Foreign currency	(7,076)	186	7,637	748

Total	(7,234)	184	7,485	434

Other interest earning assets
Ch$	—	—	—	—
UF	—	—	—	—
Foreign currency	(607)	33	2,878	2,303

Total	(607)	33	2,878	2,303

Total interest earning assets
Ch$	44,224	305	(34,258)	9,660
UF	48,375	(813)	(90,321)	(42,759)
Foreign currency	(20,184)	137	32,502	12,455

Total	72,415	(981)	(92,076)	(20,644)

	Increase (Decrease) from 2013 to 2014 due to changes in			Net Change from 2013 to 2014
	Volume	Rate	Rate and Volume
	(in million of Ch$)
LIABILITIES
INTEREST BEARING LIABILITIES
Time Deposits
Ch$	4,696	(510)	(51,491)	(47,306)
UF	(6,177)	127	9,956	3,905
Foreign currency	30,083	6	834	30,923

Total	28,602	(377)	(40,702)	(12,477)

Central Bank borrowings
Ch$	—	—	—	—
UF	—	—	—	—
Foreign currency	—	—	—	—

Total	—	—	—	—

Repurchase Agreements
Ch$	(3,114)	(10)	(341)	(3,465)
UF	—	—	(132)	(132)
Foreign currency	7,573	53	9,377	17,003

Total	4,459	43	8,904	13,406

Mortgage finance bonds
Ch$	—	—	—	—
UF	(1,597)	46	3,694	2,143
Foreign currency	—	—	—	—

Total	(1,597)	46	3,694	2,143

Bonds
Ch$	62	(289)	(28,672)	(28,899)
UF	2,216	701	71,466	74,382
Foreign currency	8,355	169	26,910	35,433

Total	10,632	581	69,704	80,916

Other interest bearing liabilities
Ch$	(1,096)	86	10,887	9,876
UF	(169)	26	2,251	2,109
Foreign currency	21,153	157	22,542	43,852

Total	19,887	268	35,680	55,837

Total interest bearing liabilities
Ch$	547	(723)	(69,617)	(69,794)
UF	(5,727)	899	87,235	82,407
Foreign currency	67,163	385	59,663	127,211

Total	61,983	561	77,281	139,824

	Increase (Decrease) from 2014 to 2015 due to changes in
	Volume	Rate	Rate and Volume	Net change from 2014 to 2015
	(in million of Ch$)
LIABILITIES AND SHAREHOLDERS’ EQUITY
INTEREST BEARING LIABILITIES
Time deposits
Ch$	6,520	(260)	(26,606)	(20,347)
UF	15,241	(97)	(13,918)	1,226
Foreign currency	1,750	(22)	(2,164)	(436)

Total	23,511	(378)	(42,688)	(19,557)

Central Bank borrowings
Ch$	—	—	—	—
UF	—	—	—	—
Foreign currency	—	—	—	—

Total	—	—	—	—

Repurchase agreements
Ch$	2,535	(3)	(933)	1,599
UF	—	—	(19)	(19)
Foreign currency	20,569	(78)	(13,729)	6,762

Total	23,105	(81)	(14,681)	8,342

Mortgage finance bonds
Ch$	(1)	—	—	(1)
UF	(1,826)	(17)	(1,366)	(3,209)
Foreign currency	—	—	—	—

Total	(1,827)	(17)	(1,366)	(3,210)

Bonds
Ch$	(741)	19	1,447	726
UF	5,831	(257)	(26,496)	(20,923)
Foreign currency	18,526	(10)	(1,392)	17,123

Total	23,616	(248)	(26,441)	(3,074)

Other interest bearing liabilities
Ch$	732	(10)	(1,089)	(368)
UF	(393)	(13)	(1,148)	(1,553)
Foreign currency	739	83	8,259	9,081

Total	1,078	60	6,022	7,160

Total interest bearing liabilities
Ch$	9,046	(254)	(27,180)	(18,391)
UF	18,853	(384)	(42,948)	(24,478)
Foreign currency	41,584	(27)	(9,026)	32,530
Total	69,483	(665)	(79,154)	(10,339)

Return on Equity and Assets

The following tables set forth our return on average shareholders’ equity and average total assets and related information for each of the periods indicated.

	Years ended December 31,
	2013	2014	2015
	(in million of Ch$, except for percentages)
Net income	175,239	273,701	238,665
Net income attributable to the equity holders of the Bank	162,422	233,997	216,321
Average total assets	15,398,217	19,345,868	20,674,205
Average equity	1,376,012	1,504,727	1,326,176
Net income as a percentage of:
Average total assets	1.14%	1.41%	1.15%
Average equity	12.74%	18.19%	18.00%
Average equity as a percentage of:
Average total assets	8.94%	7.78%	6.41%
Proposed annual cash dividend (*)	88,403	113,130	104,082
Special cash dividend (**)			239,860
Dividend payout ratio, based on net income attributable to shareholders under local GAAP (***)	57%	50%	51.58%

(*)	Dividend proposed by the board of directors for shareholders approval in Annual General Shareholders Meeting.
(**)	In 2015, CorpBanca paid its annual dividend of Ch$0.3321397925/share on March 13, 2015 (equivalent to a payout ratio of 50%) and additionally paid a special dividend of Ch$0.704728148/share on July 1, 2015 against retained earnings.
(***)	The 51.58% payout ratio for 2015 considers (i) a 50% payout ratio (Ch$0.29640983/share); and (ii) a remaining of UF 124,105 pending of distribution form the special dividend approved by shareholders in EGM of June 26, 2015 and paid on July 1, 2015 (Ch$0.00939188/share).

Investment Portfolio

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held to maturity.

Financial investments as of December 31, 2013, 2014 and 2015 are as follows:

	As of December 31,
	2013	2014	2015
	(in million of Ch$)
Held-for-trading:

Chilean Central Bank and Government securities:
Chilean Central Bank bonds	746	—	—
Chilean Central Bank notes	—	—	—
Other Chilean Central Bank and Government securities	9,106	4,822	6,210

Other national institution securities:
Bonds	—	2,548	2,340
Notes	18,582	13,320	34,404
Other securities	133	15	551

Foreign institution securities:
Bonds	326,141	542,791	192,427
Notes	—	—	—
Other securities	64,443	110,615	57,875

Mutual funds investments
Funds managed by related organizations	12,495	11,787	28,092
Funds managed by third parties	37	—	2,000

Total	431,683	685,898	323,899

	As of December 31,
	2013	2014	2015
Available-for-sale	(in million of Ch$)

Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	334,718	276,487	527,444
Chilean Central Bank Notes	847	253,999	258,306
Other Government securities	21,769	6,442	859

Other financial instruments
Promissory notes related to deposits in local banks	78,712	54,162	65,778
Chilean mortgage finance bonds	313	203	92
Chilean financial institutions bonds	17,985	—	29,329
Other local investments	136,623	51,526	53,630

Financial instruments issued abroad
Foreign government and central banks instruments	212,280	434,392	629,297
Other foreign investments	85,840	79,685	360,053
Impairment provision	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—
Other investments	—	—	—
Impairment provision	—	—	—

Total	889,087	1,156,896	1,924,788

As of December 31,
	2013	2014	2015
Held to maturity	(in million of Ch$)

Central Bank and Government securities
Chilean Central Bank securities	—	—	—
Chilean treasury bonds	—	—	—
Other Government securities	—	—	—

Other financial securities
Promissory notes related to deposits in local banks	—	—	—
Chilean mortgage finance bonds	—	—	—
Chilean financial institution bonds	—	—	—
Other local investments	8,632	7,175	5,543

Financial instruments issued abroad
Foreign government and central banks instruments	93,750	—	—
Other foreign investments	135,140	183,502	164,648
Impairment provision	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—
Other investments	—	—	—
Impairment provision	—	—	—

Total	237,522	190,677	170,191

We do not hold securities of any issuer other than the Central Bank of Chile and the Colombian Ministry of Finance, in which the aggregate book value of the investment in such securities exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2015:

Held—for—trading	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in million of Ch$, except for percentages)
Central Bank and Government securities:
Chilean Central Bank securities	—	—	—	—	—	—	—	—	—
Chilean Central Bank notes	—	—	—	—	—	—	—	—	—
Others Government securities	6,210	—	—	—	—	—	—	—	6,210

Other national institution securities:
Bonds	1,561	—	—	—	—	—	779	1.58	2,340
Notes	34,404	0.11	—	—	—	—	—	—	34,404
Other securities	551	—	—	—	—	—	—	—	551

Foreign institution securities:
Bonds	211	0.01	21,076	0.07	102,804	0.06	68,336	0.07	192,427
Notes	—	—	—	—	—	—	—	—	—
Other securities	46,708	0.04	8,978	0.03	—	—	2,189	0.06	57,875

Mutual fund investments:
Funds managed by related organizations	21,954	1.00	6,138	0.072	—	—	—	—	28,092
Funds managed by third parties	2,000	0.50	—	—	—	—	—	—	2,000

Total Held—for—trading	113,599	0.25	36,192	0.06	102,804	0.06	71,304	0.09	323,899

Available—for—sale	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in million of Ch$, except for percentages)
Chilean Central Bank and Government securities:
Chilean Central Bank securities	81,672	0.68	331,979	0.59	113,793	0.59	—	—	527,444
Chilean treasury bonds	10,086	0.81	214,738	0.65	33,482	0.47	—	—	258,306
Others Government securities	859	0.63	—	—	—	—	—	—	859

Other financial instruments:
Promissory notes related to deposits in local banks	65,778	0.28	—	—	—	—	—	—	65,778
Chilean mortgage finance bonds	16	1.01	44	1.04	31	0.91	—	—	92
Chilean financial institution bonds	—	—	29,329	1.29	—	—	—	—	29,329
Other local investments	5,843	1.25	14,480	1.29	33,252	1.23	56	0.92	53,630

Financial instruments issued abroad:
Foreign Government and central bank instruments	132,086	0.05	340,439	0.05	117,231	0.05	39,541	0.05	629,297
Other foreign investments	135,035	2.35	168,072	8.63	46,917	8.16	10,031	6.15	360,053
Impairment provision	—	—	—	—	—	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other foreign investments	—	—	—	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—	—	—	—

Total	431,375	0.22	1,099,080	0.37	344,706	0.38	49,628	0.04	1,924,788

Held to maturity	Within one year	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
(in million of Ch$, except for percentages)
Chilean Central Bank and Government securities:
Chilean Central Bank securities	—	—	—	—	—	—	—	—	—
Chilean treasury bonds	—	—	—	—	—	—	—	—	—
Other Government securities	—	—	—	—	—	—	—	—	—

Other financial instruments:
Promissory notes related to deposits in local banks	—	—	—	—	—	—	—	—	—
Chilean mortgage finance bonds	—	—	—	—	—	—	—	—	—
Chilean financial institution bonds	—	—	—	—	—	—	—	—	—
Other local investments	2,171	0.96	3,372	0.96	—	—	—	—	5,543

Financial instruments issued abroad:
Foreign government and central bank instruments	—	—	—	—	—	—	—	—	—
Other foreign investments	149,932	1.01	8,968	0.05	—	—	5,748	0.05	164,648
Impairment provision	—	—	—	—	—	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—	—	—	—

Total	152,103	0.01	12,340	0.26	0	0.0	5,748	0.00	170,191

Loan portfolio

The following table presents our loans by type of loan. Except where otherwise specified, all loan amounts stated below are before deduction for the allowance for loan losses. Total loans reflect our loan portfolio, including past due principal amounts.

	As of December 31,
	2011	2012	2013	2014	2015
	(in million of constant Ch$ as of December 31, 2015)
Commercial loans:
Commercial loans	4,345,731	6,453,176	7,689,427	8,303,078	8,821,860
Foreign trade loans	388,981	424,824	459,074	505,551	521,339
Current account debtors	13,499	29,245	27,935	34,850	28,732
Factoring operations	95,026	87,622	75,384	69,914	62,013
Leasing transactions	293,726	341,294	811,882	866,492	888,189
Other loans and receivables	78,433	158,699	221,754	310,590	374,385

Subtotals	5,215,396	7,494,860	9,285,456	10,090,475	10,696,518

Mortgage loans:
Letters of credit loans	102,377	87,211	74,049	64,622	54,372
Endorsable mutual mortgage loans	241,653	216,627	196,359	182,314	161,438
Other mutual mortgage loans	785,537	1,186,207	1,419,811	1,666,311	1,701,573
Leasing transactions	138	61	260,883	280,573	278,882
Other loans and receivables	46,223	41,869	37,874	35,738	32,354

Subtotals	1,175,928	1,531,975	1,988,976	2,229,558	2,228,619

Consumer loans:
Consumer loans	266,953	779,735	1,061,996	1,130,858	1,298,817
Current account debtors	25,454	29,398	40,012	47,564	52,488
Credit card debtors	55,278	156,939	228,776	241,701	244,942
Consumer leasing transactions	729	782	21,582	19,761	18,168
Other loans and receivables	74,707	109,802	270,883	269,958	88,744

Subtotals	423,121	1,076,656	1,623,249	1,709,842	1,703,159

Loans	6,814,445	10,103,491	12,897,681	14,029,875	14,628,296

Loans and receivables from Banks	304,622	482,549	218,081	814,480	452,069

Total	7,119,067	10,586,040	13,115,762	14,844,355	15,080,365

The loan categories are as follows:

Commercial loans

Commercial loans: Commercial loans are long- and short-term loans granted to corporations and individuals, including checking overdraft lines for companies, in Chilean pesos, inflation linked UF, US$ or Colombian pesos on an adjustable or fixed rate basis, primarily to finance working capital or investments. Commercial loans represent the largest portion of our loan portfolio. Interest accrues daily on a 30-day or 360-day basis. Loan payments are scheduled monthly, biannually or yearly, depending on the terms of the loan.

Foreign trade loans: Foreign trade loans are fixed rate, short-term loans made in foreign currency (principally US$) to finance imports or exports.

Current account debtors: The term “current account debtors” refers to our customers that receive short-term operating loans with a pre-approved credit limit. This category includes overdrafts loans.

Factoring operations: Factoring operations refer to the transactions in which our customers assign their accounts receivable (invoices, bills, among others) to us, which allows them to convert their sales into cash regardless the original terms agreed for payment, improving their liquidity, financial indices and also delegating the collection management efforts to us and/or our subsidiaries.

Leasing transactions: Leasing transactions are agreements for the financial lease of capital equipment and other property of our clients.

Other loans and receivables: Other loans and receivables refer to outstanding loans including commercial loans not classified in any of the categories described above.

Mortgage loans

Mortgage loans: This category includes mortgage loans granted to individuals in order to acquire, expand, repair or build residential houses or apartments. Mortgage loans are granted in the form of letters of credit or other endorsable instruments/credit operations. This category also includes liaison credits granted before the mortgage loans are perfected; bilateral loans for purposes ancillary to the ones mentioned above; housing leasing operations and other receivables. Any loan granted to repay or restructure all or part of the credits described above belongs in this category.

Mortgage loans include the following sub-categories:

Letters of credit loans: This sub-category includes inflation-indexed, fixed or variable rate, long-term loans with monthly payments of principal and interest secured by a real property mortgage that are financed with mortgage notes. At the time of the approval of the relevant loan by the bank, these mortgage loans cannot exceed 75% of the lower of the purchase price or the appraised value of the mortgaged property. Letter of credit loans are our general obligations, and we are liable for all principal and accrued interest on such Notes. The main difference between Letter of credit loans or Mortgages Bonds is the fact that Letter of credit loans fund specific mortgage loans (on a credit by credit basis) while Mortgages Bonds fund portfolios of mortgage loans.

Endorsable mutual mortgage loans: This sub-category includes outstanding balances due from housing loans with mortgage loans which funding was obtained by the placement of mortgage bonds.

Mortgage bonds backed loans: This sub-category includes long-term inflation-indexed mortgage loans (fixed and variable rate) with monthly payments of principal and interest secured by a real property mortgage that are financed by mortgage bonds.

Other mutual mortgage loans: This sub-category includes inflation-indexed long-term mortgage loans (fixed and variable rate) with monthly payments of principal and interest secured by a real property mortgage that are financed by our general borrowings.

Housing Leasing transactions: This sub-category includes outstanding balances owed by tenants in financial leases transactions

Other loans and receivables: This sub-category includes loans that are ancillary or that complement mutual mortgage loans.

The balances of the renegotiated mortgage loans as of December 31, 2013, 2014 and 2015 were as follows:

	As of December 31,
	2013	2014	2015
	(in million of Ch$)
Opening balance(1)	1,748	3,090	5,914
Renegotiated(2)	4,744	3,170	928
Recovery(3)	(2,828)	(252)	(931)
Write-offs(4)	(574)	(94)	(319)

Final balance	3,090	5,914	5,592

1)	Corresponds to the renegotiated portfolio opening balance.
2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.
3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
4)	Corresponds to write-offs of renegotiated loans during each respective period.

Consumer loans

Consumer loans. This category includes all loans granted to individuals for the purpose of acquiring consumer goods or services, except for student loans. It includes different types of loans (such as loans payable in installments or revolving loans) and outstanding balances arising from the utilization of credit cards by individuals or overdrafts on checking accounts. In addition, this category includes leasing operations for consumer purposes and other receivables. Any loan granted to repay or restructure all or part of the credits described above belongs in this category.

Consumer loans include the following sub-categories:

Consumer loans: This sub-category is comprised by loans granted to individuals in Chilean pesos, generally on a fixed rate nominal basis, to finance the purchase of consumer goods or to pay for services. This loans are generally paid in monthly installments which include principal amortization and interest payments.

Current account debtors: This sub-category includes checking overdraft lines granted to individuals, in Chilean pesos, generally on a fixed rate nominal basis and linked to an individual’s checking account.

Credit card debtors: This sub-category includes outstanding balances arising from the use of credit cards by individuals.

Consumer leasing transactions: This sub-category includes outstanding balances owed by tenants of consumer goods under financial leasing transactions.

Other loans and receivables: This sub-category includes other revolving consumer loans and other accounts receivable granted to individuals not included in the above categories.

The balances of the renegotiated consumer loans as of December 31, 2013, 2014 and 2015 were as follows:

	As of December 31,
	2013	2014	2015
	(in million of Ch$)
Opening balance(1)	58,803	82,483	106,904
Renegotiated(2)	68,049	68,169	49,669
Recovery(3)	(31,182)	(34,660)	(41,346)
Write-offs(4)	(13,187)	(9,088)	(17,432)

Final balance	82,483	106,904	97,795

(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.

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

Normalization Portfolio

The balances of the normalization portfolio for 2013, 2014 and 2015 are as follows:

	As of December 31,
	2013	2014	2015
	(in million of Ch$)
Opening balance(1)	124,047	144,748	181,909
Additions to normalization portfolio(2)	88,797	91,274	167,882
Recovery(3)	(43,748)	(41,413)	(57,932)
Write-offs(4)	(24,348)	(12,699)	(19,939)

Final balance(5)	144,748	181,909	271,920

1)	Corresponds to the opening balance of the normalization portfolio.
2)	Corresponds to the additions to the normalization loans portfolio during each respective period.
3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from normalization loans during each respective period.
4)	Corresponds to write-offs of normalization loans during each respective period.
5)	Corresponds to the ending balance of the normalization portfolio.

We have a group that handles loans referred to as our normalization portfolio. The activities of such group include:

•	Analyzing the status of borrowers to assess the chances of recovery;

•	Establishing strategies and action plans to arrive at negotiated payment schedules;

•	Making the decision, based on the compliance with negotiated payment schedules, whether to transfer debtors to court collection;

•	Supervising and monitoring the progress of legal collection; and

•	Establishing mechanisms for the control and monitoring of impaired customers and the transfer of such customers to the functional area of normalization.

Because the group acts as one unit and the group’s aim is the management of this portfolio as a whole, we believe that the activity in the table presented above best represents the activities that we undertake with respect to those loans. The main difference between normalization portfolio and renegotiated portfolio for commercial loans, is that loans may be transferred to the normalization portfolio prior to the commencement of the renegotiation process to the extent, as defined internally, that the loan has demonstrated evidence of credit deterioration through deterioration in rating category, among others, requiring specific portfolio management procedures.

Treatment of debtors with commercial operations higher than UF1,000:

A loan from a customer classified as Large Companies, Corporate and Real Estate, Corporate Banking, SME Banking and Private Banking segments, which meet one of the following conditions, will be transferred to the normalization portfolio:

•	Customers with a risk grade of C3 or worse.

•	Customers in default (for 90 days or more). After a 90-day period, the customer will be transferred to the normalization portfolio if such customer is unable to remedy the default.

•	Customers that experience a sudden and severe deterioration in their financial position, and/or customers that have entered into any payment arrangements with other creditors, and/or customer that need a higher commitment, regardless of their credit risk grade.

•	Any customer that could possibly result in a loss to the Bank, even if they are not in default.

Treatment for debtors with commercial operations less than UF1,000:

•	Management and collection is under the supervision of the executive in the segment where such loan originated.

•	Debtors with loan balances exceeding UF50 and in default for more than 90 days, unless under exceptional circumstances, will be transferred to collection, which will be under the supervision of the executive within the commercial loan segment.

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

Commercial loans. Our risk index as of December 31, 2013, 2014 and 2015 was 1.0%, 1.0% and 1.3% respectively. The quality of our commercial loans depends on Chilean GDP growth, interest rates, changes in regulations, the general level of indebtedness and other economic conditions. Commercial loans include foreign trade loans, leasing contracts and factored receivables.

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

Finally, the division’s assets quality ratios developed less favorably in comparison to 2014. Nevertheless, our asset quality ratios, including the risk index, the non performing loans and the past-due loans, continued to outperform the financial system.

Mortgage loans. The risk index of our residential mortgage loans as of December 31, 2013, 2014 and 2015 was 0.4%, 0.3% and 0.4%, respectively.

Despite of the increase between 2014 and 2015 it is important to consider that (i) non performing loans for this segment has decreased by 1.3%; and (ii) commercial activity in this segment was self constraint in preparation for the new SBIF’s standard credit-provisioning model for residential mortgage loans that is effective in Chile since January 2016, though this portfolio remained stable in 2015. Therefore, on the one hand this impacted Risk Index but on the other, benefited the coverage for non performing loans.

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

Consumer loans. The risk index of our consumer loans as of December 31, 2013, 2014 and 2015 was 1.7%, 2.0% and 1.5% respectively.

Consumer risk index decreased due to the credit quality improvement of new loans and also due to our risk management and collection performance.

Lastly, the division also created a risk committee, or the Risk Committee, comprised of directors and senior executives that continuously monitor division activities based on the objectives of the bank and the business segment.

We consider CorpBanca’s Risk Index to be an important indicator of the quality of CorpBanca’s loan portfolio. As calculated pursuant to the requirements of the SBIF, the Risk Index includes an adjustment for acquired loans to reflect the total of the portfolio by adding back the valuation allowance for the contractual cash flows that are deemed to be uncollectible at the date of acquisition. This has had impact on our Risk Index as calculated for purposes of the SBIF given that our loan portfolio is comprised of two types of loans in terms of their origination: (i) loans originated as a part of our day-to-day activities; and (ii) loans acquired through business combinations. The latter refers to loans that became part of our portfolio as a result of the acquisitions of CorpBanca Colombia and Helm Bank. We refer to the calculation of this Risk Index pursuant to the SBIF requirements as our SBIF Risk Index.

The adjustment described above is not utilized for purposes of calculating the Risk Index using our IFRS financial information. IFRS 3 Business Combination, provides that: “The acquirer shall not recognize a separate valuation allowance as of the acquisition date for assets acquired in a business combination that are measured at their acquisition-date fair values because the effects of uncertainty about future cash flows are included in the fair value measure.” Therefore, for loans acquired through business combinations, no allowance for loan losses is recorded at the combination or acquisition date. We refer to our Risk Index as calculated using our IFRS financial information as our IFRS Risk Index.

According to this information, our IFRS Risk Index as of December 31, 2014 and 2015 (calculated using general ledger balances) was:

IFRS RISK INDEX
	as of December 31,		% Change from 2015/2014
	2014	2015
	(in million of constant Ch$ as of December 31, 2015 except for percentages)
Total loans (calculated pursuant to IFRS)	14,029,875	14,628,296	4.3%
Commercial loans	10,090,475	10,696,518	6.0%
Mortgage loans	2,229,558	2,228,619	0.0%
Consumer loans	1,709,842	1,703,159	(0.4)%

Allowances for loan losses (calculated pursuant to IFRS)	137,605	173,939	26.4%
Commercial loans	96,009	138,721	44.5%
Mortgage loans	7,762	8,832	13.8%
Consumer loans	33,834	26,386	(22.0)%

Allowances for loan losses as a percentage of total loans	1.0%	1.2%	21.2%
Commercial loans	1.0%	1.3%	36.3%
Mortgage loans	0.3%	0.4%	13.8%
Consumer loans	2.0%	1.5%	(21.7)%

And our SBIF Risk Index as of December 31, 2014 and 2015 was:

SBIF RISK INDEX
	as of December 31,		% Change from 2015/2014
	2014	2015
	(in million of constant Ch$ as of December 31, 2015 except for percentages)
Total loans (calculated pursuant to SBIF requirements)	14,211,349	14,810,136	4.2%
Commercial loans	10,200,131	10,806,540	5.9%
Mortgage loans	2,244,885	2,243,946	0.0%
Consumer loans	1,766,333	1,759,650	(0.4)%

Allowances for loan losses (calculated pursuant to SBIF requirements)	319,445	355,779	11.4%
Commercial loans	206,031	254,167	23.4%
Mortgage loans	23,089	18,735	(18.9)%
Consumer loans	90,325	82,877	(8.2)%

Allowances for loan losses as a percentage of total loans	2.2%	2.4%	6.9%
Commercial loans	2.0%	2.4%	16.4%
Mortgage loans	1.0%	0.8%	(18.8)%
Consumer loans	5.1%	4.7%	(7.9)%

During 2015, our loan portfolio was negatively impacted by the slowdown in the Chilean and Colombian economies. While our loan portfolio grew by 4.3%, the composition of our loan portfolio as of December 31, 2015 reflected a greater increase in commercial loans, which is the segment with the lowest level of risk. Our portfolio of commercial loans increased from Ch$10,090,574 million to Ch$10,696,518 million and our mortgage loan portfolio, also one of our low risk segment, has remained quite stable between Ch$2,229,558 million in 2014 and Ch$2,228,619 million in 2015, these are increases of a 6.0% and 0.0%, respectively as compared to our portfolio of consumer loans, the segment with the highest level of risk, which decreased by 0.4%. As of December 31, 2015, consumer loans represented 11.6% of our total loan portfolio compared to 12.2% as of December 31, 2014.

The consumer loans segment represents the single highest level of risk in our loan portfolio. As of December 31, 2015, the risk index (ratio of allowance for loans losses over total loans) of this segment was 1.5% – reflecting a 0.5% decrease in 2015 – while other segments of our loan portfolio such as mortgage loans and commercial loans had lower risk indexes of 0.4% and 1.3%, respectively.

Our consumer loan portfolio may experience loan losses due to the absence of collateral in respect of unsecured loans, insufficient collateral in collateralized loans, and risks relating to the circumstances of individual borrowers, including unemployment or incapacitation of our consumer borrowers.

We significantly increased our allowances for loan losses as a consequence of difficulties experienced by the Colombian oil & gas industry and related sectors during the year 2015. However, the 26.4% increase in the allowances was mitigated by the decrease in our consumer loan portfolio which lead to lower allowances for loan losses in this segment. As aforementioned, the IFRS Risk Index of commercial loans’ and the mortgage loans’ segments is of 1.3% and 0.4%, respectively while the consumer loans’ segment has a IFRS Risk Index of 1.5%. For comparison purposes, the SBIF Risk Index of our commercial, mortgage and consumers’ loans’ segments is of 2.4%, 0.8% and 4.7%, respectively. The above explains the assertion that our asset quality, as measured by the IFRS Risk Indices, remains unchanged, despite the increase in our allowances for loan losses.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis of our loans by type and time remaining to maturity as of December 31, 2015:

	Balance as of December 31, 2015	Due within one month	Due after 1 month through 6 months	Due after 6 month through 1 year	Due after 1 year through 3 years	Due after 3 years through 5 years	Due after 5 years	Total
	(in million of constant Ch$ as of December 31, 2015)
Commercial loans	8,821,860	1,306,668	1,642,414	1,667,495	1,334,978	1,501,840	1,368,464	8,821,860
Foreign trade loans	521,339	150,153	221,267	38,611	50,828	47,312	13,169	521,339
Current account debtors	28,732	24,538	2,582	1,606	5	—	—	28,732
Factoring operations	62,013	31,114	28,365	1,242	828	465	—	62,013
Leasing transactions	888,189	26,453	35,175	45,913	183,295	199,506	397,847	888,189
Other loans and receivables	374,385	27,908	5,151	6,207	24,747	23,160	287,211	374,385

Subtotals	10,696,518	1,566,834	1,934,954	1,761,074	1,594,681	1,772,283	2,066,691	10,696,518

Letters of credit loans	54,372	1,028	3,116	3,722	12,793	10,193	23,521	54,372
Endorsable mutual mortgage loans	161,438	1,533	4,780	5,721	22,666	21,218	105,520	161,438
Mutual loans financed mortgage bonds	—	—	—	—	—	—	—	—
Other mutual mortgage loans	1,701,573	22,048	43,424	50,521	266,742	105,175	1,213,664	1,701,573
Leasing transactions	278,882	1,083	189	782	3,386	12,166	261,277	278,882
Other loans and receivables	32,354	269	933	1,118	4,413	4,166	21,454	32,354

Subtotals	2,228,619	25,961	52,441	61,865	310,000	152,918	1,625,435	2,228,619

Consumer loans	1,298,194	62,639	68,295	72,312	290,211	517,265	287,472	1,298,194
Current account debtors	52,488	37,793	10,496	4,199	—	—	—	52,488
Credit card debtors	244,942	213,144	24,449	7,348	—	—	—	244,942
Consumer leasing transactions	18,791	104	286	512	5,525	12,239	125	18,791
Other loans and receivables	88,744	30,100	13,313	14,199	31,083	34	15	88,744

Subtotals	1,703,159	343,781	116,839	98,570	326,819	529,539	287,612	1,703,159

Subtotal loans	14,628,296	1,936,576	2,104,234	1,921,509	2,231,500	2,454,739	3,979,739	14,628,296
Loans and receivables to banks	452,069

Total loans	15,080,365

	Due in 1 year	Due after 1 year through 5 years	Due after 5 years	Balance as of December 31, 2014
	(in million of constant Ch$ as of December 31, 2015)
Commercial loans	4,616,577	2,836,818	1,368,464	8,821,859
Foreign trade loans	410,031	98,140	13,169	521,339
Current account debtors	28,727	5	—	28,732
Factoring operations	60,721	1,293	—	62,013
Leasing transactions	107,541	382,801	397,847	888,189
Other loans and receivables	39,266	47,907	287,211	374,385

Subtotals	5,262,862	3,366,964	2,066,691	10,696,517

Letters of credit loans	7,866	22,986	23,521	54,372
Endorsable mutual mortgage loans	12,034	43,884	105,520	161,438
Mutual loans financed mortgage bonds	—	—	—	—
Other mutual mortgage loans	115,993	371,917	1,213,664	1,701,573
Leasing transactions	2,053	15,552	261,277	278,882
Other loans and receivables	2,321	8,579	21,454	32,354

Subtotals	140,267	462,918	1,625,435	2,228,619

Consumer loans	203,246	807,476	287,472	1,298,194
Current account debtors	52,488	—	—	52,488
Credit card debtors	244,941	—	—	244,942
Consumer leasing transactions	902	17,764	125	18,791
Other loans and receivables	57,612	31,117	15	88,744

Subtotals	559,190	856,357	287,612	1,703,159

Subtotal loans	5,962,319	4,686,239	3,979,739	14,628,296
Loans and receivables to banks				452,069

Total loans				15,080,365

The following table presents the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2015.

As of December 31, 2015
Variable interest rate
Ch$	386,489
UF	267,865

Ch$ indexed to US$	407,168
Foreign currency	2,268,255
Subtotal	3,329,776

Fixed interest rate
Ch$	949,773
UF	2,348,767
Ch$ indexed to US$	8,202
Foreign currency	2,029,460
Subtotal	5,336,202

Total	8,665,978

The following table sets forth an analysis of our foreign loans by type and time remaining to maturity as of December 31, 2015:

2015	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 year	Total
	(in million of constant Ch$ as of December 31, 2015)
Commercial loans	512	64,031	62,791	127,334
Foreign loans (*)	1,404,180	1,979,969	1,991,400	5,375,550

Total	1,404,693	2,044,001	2,054,191	5,502,884

(*)	Includes commercial, mortgage and consumer loans.

Loans by Economic Activity

The following table sets forth as of the dates indicated, an analysis of our loan portfolio before provisions based on the borrower’s principal business activity:

20-F 2015
Loans by Economic Activity	Domestic Loans as of December 31,			Foreign Loans as of December 31,			Total Loans as of December 31,			Distribution percentage as of December 31,
	2013	2014	2015	2013	2014	2015	2013	2014	2015	2013	2014	2015

Manufacturing	499,037	965,965	742,288	332,767	111,397	137,587	831,804	1,077,362	879,875	6.45%	7.68%	6.01%
Mining and Petroleum	328,377	266,661	450,459	457,884	363,055	316,248	786,261	629,716	766,707	6.10%	4.49%	5.24%
Electricity, Gas and Water	146,316	273,576	230,658	351,301	483,644	467,077	497,617	757,220	697,735	3.86%	5.40%	4.77%
Agriculture and Livestock	179,008	179,863	239,540	123,906	123,166	123,981	302,914	303,029	363,521	2.35%	2.16%	2.49%
Forestry and wood extraction	23,650	48,344	36,291	8,875	7,785	7,732	32,525	56,129	44,023	0.25%	0.40%	0.30%
Fishing	1,212	2,199	3,252	—	—	—	1,212	2,199	3,252	0.01%	0.02%	0.02%
Transport and storage	196,092	182,364	242,533	165,982	146,354	105,593	362,074	328,718	348,126	2.81%	2.34%	2.38%
Communications	3,423	3,490	4,034	111,671	91,191	57,944	115,094	94,681	61,978	0.89%	0.67%	0.42%
Construction	854,452	887,305	989,048	257,438	214,999	217,069	1,111,890	1,102,304	1,206,117	8.62%	7.86%	8.25%
Commerce	434,713	415,695	500,551	1,034,412	943,143	808,876	1,469,125	1,358,838	1,309,427	11.39%	9.69%	8.95%
Services	2,695,813	2,620,475	3,128,986	980,883	1,305,238	1,229,567	3,676,696	3,925,713	4,358,553	28.51%	27.98%	29.80%
Others	70,829	286,578	202,313	27,415	167,988	454,891	98,244	454,566	657,204	0.76%	3.24%	4.49%

Subtotal Commercial Loans	5,432,922	6,132,515	6,769,953	3,852,534	3,957,960	3,926,565	9,285,456	10,090,475	10,696,518	72.00%	71.93%	73.12%

Mortgage Loans (1)	1,529,701	1,730,106	1,742,092	459,275	499,452	486,527	1,988,976	2,229,558	2,228,619	15.42%	15.89%	15.23%
Consumer Loans (1)	504,940	568,426	613,367	1,118,309	1,141,416	1,089,792	1,623,249	1,709,842	1,703,159	12.58%	12.18%	11.64%

Total	7,467,563	8,431,047	9,125,412	5,430,118	5,598,828	5,502,884	12,897,681	14,029,875	14,628,296	100%	100%	100%

(1)	Figures prepared according to IFRS. We have classified our loan portfolio taking into account the debtor that receives the loan.

Foreign Country Outstanding Loans

Our cross-border outstanding loans are principally trade-related. The table below lists our total amounts outstanding to borrowers in foreign countries as of December 31, 2013, 2014 and 2015. This table does not include foreign trade-related loans to Chilean borrowers.

	As of December 31
	2013	2014	2015
	(in millions of constant Ch$)
Argentina	7,401	—	—
Brazil	39,265	43,064	12,961
Canada	—	58,426	44,064
Cayman Islands	8,249	2,296	—
Colombia	5,142,110	4,921,473	4,802,783
Costa Rica	6,478	4,127	3,260
Ecuador	—	13,194	55
Gabon			4,529
Japan	8,548	6,642	4,307
Holland	64,366	84,567	83,804
Mexico	81,729	78,243	73,953
Panama	10,490	244,440	322,414
Peru	31,060	97,572	71,835
Switzerland	23,450	—	—
United States	6,972	44,786	78,918

Total	5,430,118	5,598,828	5,502,884

We also maintain deposits abroad (primarily demand deposits) in foreign banks, as needed to conduct our foreign trade transactions. The table below lists the amounts of foreign deposits by country as of December 31, 2013, 2014 and 2015.

	As of December 31
	2013	2014	2015
	(in millions of constant Ch$)
Australia	81	85	84
Barbados	792	—	—
Belgium	147	1,044	225
Bulgaria		12	—
Canada	481	383	325
China	4	8	5
Colombia	392,106	312,337	274,646
Denmark	16	12	17
France	21	22	—
Germany	8,664	15,999	7,046
Italy	15	14	19
Japan	628	1,689	538
Mexico	81	8	32
Norway	5	81	15
Panama	37,297	1,890	1,887
Spain	7	75	2,405
Sweden	21	26	29
Switzerland	55	88	140
United Kingdom	758	2,806	5,538
United States	261,317	616,024	452,723
Venezuela	13	10	12

Total	702,509	952,612	745,686

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

The following table shows the category of executives that were required to approve secured and unsecured commercial borrowing transactions, according to the credit risk rating of the potential borrower and the Chilean pesos amount of the total customer risk based on exchange rates in effect prior to end of December 2015:

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

The following table details the maximum limits of customer credit risk in Chilean pesos that executives of each category were permitted to approve prior to end of December 2015. This table applies to all potential borrowers with credit risk ratings of 1 to 5 and varies according to whether the customer credit risk is comprised of secured or unsecured obligations.

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

With respect to our portfolio of consumer loans, mortgage loans, and commercial loans under Ch$200,000 million (loans collectively evaluated for impairment (consumer and commercial), allowances for loan losses are determined by mathematical models. The population is first profiled primarily using the characteristics of payment behavior, aging of the balance of the loan, “probability of default” factors indicating transfer into the normalization portfolio, and socioeconomic status.

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

Total Loans – models based on group analysis

	As of December 31, 2013
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in million of Ch$ except for percentages)
Commercial	648,247	12,195	1.9%
Leasing commercial	100,151	340	0.3%
Factoring commercial	7,698	183	2.4%
Consumer	1,601,667	27,572	1.7%
Leasing consumer	21,582	145	0.7%
Mortgage	1,728,093	6,230	0.4%
Leasing mortgage	260,883	738	0.3%

	As of December 31, 2014
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in million of Ch$ except for percentages)
Commercial	731,776	14,741	2.0%
Leasing commercial	84,841	263	0.3%
Factoring commercial	5,721	143	2.5%
Consumer	1,690,081	33,775	2.0%
Leasing consumer	19,761	59	0.3%
Mortgage	1,948,985	6,515	0.3%
Leasing mortgage	280,573	1,247	0.4%

	As of December 31, 2015
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in million of Ch$ except for percentages)
Commercial	1,147,453	13,153	1.1%
Leasing commercial	134,432	3,691	2.7%
Factoring commercial	15,920	375	2.4%
Consumer	1,684,368	25,848	1.5%
Leasing consumer	18,791	538	2.9%
Mortgage	1,949,737	1,124	0.1%
Leasing mortgage	278,882	7,708	2.8%

Consumer Loans – models based on group analysis

	As of December 31, 2013
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in million of Ch$ except for percentages)
Credit cards	228,776	2,495	1.1%
Lines of credit	40,012	1,074	2.7%
Others revolving	4,322	105	2.4%
Installment Consumer loans	791,692	7,688	1.0%
Student loans	9,971	127	1.3%
Salary discount loans	442,364	7,788	1.8%
Renegotiation	82,483	8,048	9.8%
Others	2,047	246	12.0%

	As of December 31, 2014
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in million of Ch$ except for percentages)
Credit cards	241,701	4,096	1.7%
Lines of credit	47,564	1,713	3.6%
Others revolving	4,080	110	2.7%
Installment Consumer loans	781,381	6,577	0.8%
Car loans	37,127	961	2.6%
Student loans	7,182	77	1.1%
Salary discount loans	460,267	8,329	1.8%
Renegotiation	106,904	11,389	10.7%
Others	3,877	524	13.5%

	As of December 31, 2015
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in million of Ch$ except for percentages)
Credit cards	244,942	3,314	1.4%
Lines of credit	52,488	1,684	3.2%
Others revolving	3,645	260	7.1%
Installment Consumer loans	757,879	4,221	0.6%
Car loans	30,222	899	3.0%
Student loans	4,738	66	1.4%
Salary discount loans	492,439	4,731	1.0%
Renegotiation	97,795	10,634	10.9%
Others	221	39	17.5%

With respect to our portfolio of consumer loans and commercial loans under Ch$200 million, allowances for loan losses are determined by mathematical models. The population is first profiled primarily using the characteristics of payment behavior, aging of the balance of the loan, “probability of default” factors indicating transfer into the normalization portfolio, and socioeconomic status.

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

Analysis of our Loan Classification

The following tables provide statistical data regarding the classification of our loans as of the end of each of the five years, applying the classification explained in prior pages:

2011

	Individual Portfolio											Group Portfolio
As of December 31, 2011	Normal Portfolio						Impaired Portfolio					Normal Portfolio	Impaired Portfolio
	A1	A2	A3	A4	A5	A6	B1	B2	Total	Impaired	Total			Subtotal	Total General
	(in million of Ch$)
Loans and receivables to banks	200,028	36,851	67,701	42	—	—	—	—	304,622	—	304,622	—	—	—	304,622

Loans and receivable to customers
Commercial loans:
General Commercial loans	236,229	1,002,989	1,227,123	1,039,390	439,597	9,011	14,203	4,594	3,973,136	73,174	4,046,310	231,295	68,126	299,421	4,345,731
Foreign Trade loans	—	53,245	93,925	144,847	36,568	7,432	357	—	336,374	42,190	378,564	8,151	2,266	10,417	388,981
Lines of credit and overdrafts	—	1,299	5,526	245	1,066	1	49	4	8,190	135	8,325	4,008	1,166	5,174	13,499
Factored receivables	—	8,755	28,677	36,988	15,308	290	54	—	90,072	356	90,428	2,647	1,951	4,598	95,026
Leasing contracts	—	11,495	16,698	106,405	89,018	592	2,439	—	226,647	37,655	264,302	19,428	9,996	29,424	293,726
Other outstanding loans	—	171	42	519	125	12	—	2	871	22	893	77,281	259	77,540	78,433

Subtotal Commercial loans	236,229	1,077,954	1,371,991	1,328,394	581,682	17,338	17,102	4,600	4,635,290	153,532	4,788,822	342,810	83,764	426,574	5,215,396

Consumer loans	—	—	—	—	—	—	—	—	—	—	—	398,365	24,756	423,121	423,121
									—	—	—

Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	1,141,396	34,532	1,175,928	1,175,928

Total loans and receivable to customers	236,229	1,077,954	1,371,991	1,328,394	581,682	17,338	17,102	4,600	4,635,290	153,532	4,788,822	1,882,571	143,052	2,025,623	6,814,445
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

2012

	Individual Portfolio											Group Portfolio
As of December 31, 2012	Normal Portfolio						Impaired Portfolio					Normal Portfolio	Impaired Portfolio
	A1	A2	A3	A4	A5	A6	B1	B2	Total	Impaired	Total			Subtotal	Total General
	(in million of Ch$)
Loans and receivables to banks	463,159	9,080	10,310	—	—	—	—	—	482,549	—	482,549	—	—	—	482,549

Loans and receivable to customers
Commercial loans:
General Commercial loans	127,381	1,068,995	1,548,114	1,967,759	911,992	36,551	61,696	22,809	5,745,297	78,178	5,823,475	591,842	37,859	629,701	6,453,176
Foreign Trade loans		18,758	162,015	132,106	39,748	20,515	23,009	2,856	399,007	18,036	417,043	7,524	257	7,781	424,824
Lines of credit and overdrafts		492	6,336	11,285	2,530	126	100	44	20,913	186	21,099	7,885	261	8,146	29,245
Factored receivables		—	19,817	36,031	23,673	1,505	415	35	81,476	322	81,798	5,631	193	5,824	87,622
Leasing contracts		5,455	19,130	123,453	111,864	10,336	20,683	218	291,139	18,636	309,775	30,208	1,311	31,519	341,294
Other outstanding loans		234	358	2,026	392	51	16	2	3,079	826	3,905	154,508	286	154,794	158,699

Subtotal Commercial loans	127,381	1,093,934	1,755,770	304,901	1,090,199	69,084	105,919	25,964	6,540,911	116,184	6,657,095	797,598	40,167	837,765	7,494,860

Consumer loans	—	—	—	—	—	—	—	—	—	—	—	1,043,027	33,629	1,076,656	1,076,656

Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	1,499,243	32,732	1,531,975	1,531,975

Total loans and receivable to customers	127,381	1,093,934	1,755,770	304,901	1,090,199	69,084	105,919	25,964	6,540,911	116,184	6,657,095	3,339,868	106,528	3,446,396	10,103,491
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

2013

	Individual Portfolio											Group Portfolio
As of December 31, 2013	Normal Portfolio						Impaired Portfolio					Normal Portfolio	Impaired Portfolio
	A1	A2	A3	A4	A5	A6	B1	B2	Total	Impaired	Total			Subtotal	Total General
	(in million of Ch$)
Loans and receivables to banks	140,017	30,469	47,595	—	—	—	—	—	218,081	—	218,081	—	—	—	218,081

Loans and receivable to customers
Commercial loans:
General Commercial loans	190,904	1,309,328	2,544,546	2,158,738	613,593	39,635	188,112	32,091	7,076,947	197,287	7,274,234	370,663	44,530	415,193	7,689,427
Foreign Trade loans	14,671	141,600	159,657	63,862	21,765	—	12,900	2,737	417,192	31,505	448,697	10,050	327	10,377	459,074
Lines of credit and overdrafts	1	1,592	4,833	7,530	1,629	154	201	33	15,973	566	16,539	10,952	444	11,396	27,935
Factored receivables	—	1,501	32,596	31,539	1,160	—	718	—	67,514	172	67,686	7,588	110	7,698	75,384
Leasing contracts	1,031	11,664	146,350	339,226	139,767	8,497	29,465	3,752	679,752	31,979	711,731	94,132	6,019	100,151	811,882
Other outstanding loans	1	277	2,692	4,660	1,594	49	205	43	9,521	952	10,473	210,801	480	211,281	221,754

Subtotal Commercial loans	206,608	1,465,962	2,890,674	2,605,555	779,508	48,335	231,601	38,656	8,266,899	262,461	8,529,360	704,186	51,910	756,096	9,285,456

Consumer loans	—	—	—	—	—	—	—	—	—	—	—	1,579,321	43,928	1,623,249	1,623,249

Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	1,954,173	34,803	1,988,976	1,988,976

Total loans and receivable to customers	206,608	1,465,962	2,890,674	2,605,555	779,508	48,335	231,601	38,656	8,266,899	262,461	8,529,360	4,237,680	130,641	4,368,321	12,897,681
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

2014

	Individual Portfolio										Group Portfolio
As of December 31, 2014	Normal Portfolio						Impaired Portfolio				Normal Portfolio	Impaired Portfolio
	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Total			Total	General Total
	(in million of Ch$)
Loans and receivables from banks	620,047	145,363	44,820	4,250	—	—	—	—	—	814,480	—	—	—	814,480
Allowances for loan losses	—	(99)	(98)	(74)	—	—	—	—	—	(271)			—	(271)
As percentage of total loans	—	0.07%	0.22%	1.74%	—	—	—	—	—	0.03%	—	—	—	0.03%

Loans and receivable from customers
Commercial loans:
Commercial loans	—	440,672	1,715,679	3,006,527	2,092,385	244,994	142,492	51,957	203,352	7,898,058	357,032	47,988	405,020	8,303,078
Foreign trade loans	—	6,821	160,843	177,597	88,026	8,926	28,230	1,243	23,993	495,679	9,497	375	9,872	505,551
Current account debtors	—	—	8,235	7,008	3,918	264	413	123	1,118	21,079	12,162	1,609	13,771	34,850
Factoring operations	—	—	4,574	30,570	28,474	481	29	—	65	64,193	5,643	78	5,721	69,914
Leasing transactions	—	6,762	69,110	309,153	285,389	31,491	33,432	12,244	34,070	781,651	79,812	5,029	84,841	866,492
Other loans and receivables	2	168	1,686	1,943	1,837	141	86	54	1,560	7,477	302,521	592	303,113	310,590

Subtotal Commercial loans	2	454,423	1,960,127	3,532,798	2,500,029	286,297	204,682	65,621	264,158	9,268,137	766,667	55,671	822,338	10,090,475

Allowances for loan losses	—	(139)	(1,466)	(16,856)	(18,782)	(2,891)	(4,246)	(3,331)	(33,151)	(80,862)	(6,163)	(8,984)	(15,147)	(96,009)
As percentage of total loans		0.03%	0.07%	0.48%	0.75%	1.01%	2.07%	5.08%	12.55%	0.87%	0.80%	16.14%	1.84%	0.95%

Consumer loans											1,660,853	48,989	1,709,842	1,709,842
Allowances for loan losses											(21,399)	(12,435)	(33,834)	(33,834)
As percentage of total loans											1.29%	25.38%	1.98%	1.98%

Mortgage loans											2,192,177	37,381	2,229,558	2,229,558
Allowances for loan losses											(5,029)	(2,733)	(7,762)	(7,762)
As percentage of total loans											0.23%	7.31%	0.35%	0.35%

Total loans and receivable to customers	2	454,423	1,960,127	3,532,798	2,500,029	286,297	204,682	65,621	264,158	9,268,137	4,619,697	142,041	4,761,738	14,029,875
Allowances for loan losses	—	(139)	(1,466)	(16,856)	(18,782)	(2,891)	(4,246)	(3,331)	(33,151)	(81,133)	(32,591)	(24,152)	(56,743)	(137,605)
As percentage of total loans		0.03%	0.07%	0.48%	0.75%	1.01%	2.07%	5.08%	12.55%	0.88%	0.71%	17.00%	1.19%	0.98%

Financial investments	—	—	—	—	—	—	—	—			—	—	—	—

2015

	Individual Portfolio										Group Portfolio
As of December 31, 2015	Normal Portfolio						Impaired Portfolio				Normal Portfolio	Impaired Portfolio
	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Total			Total	General Total
	(in million of Ch$)
Loans and receivables from banks	308,028	64,652	21,379	58,010	—	—	—	—	—	452,069	—	—	—	452,069
Allowances for loan losses	—	(111)	(129)	—						(240)	—	—	—	(240)
As percentage of total loans	—	0.17%	0.60%	—	—	—	—	—	—	0.05%	—	—	—	0.05%

Loans and receivable from customers
Commercial loans:
Commercial loans	—	337,942	1,902,372	2,982,307	2,181,402	303,679	122,571	73,698	207,409	8,111,380	627,823	82,657	710,480	8,821,860
Foreign trade loans	—	3,558	142,449	148,669	82,726	24,727	33,564	11,082	18,368	465,143	55,512	684	56,196	521,339
Current account debtors	—	—	390	7,837	3,760	184	61	25	757	13,014	13,267	2,451	15,718	28,732
Factoring operations	—	—	1,236	30,918	13,182	38	670	—	49	46,093	15,537	383	15,920	62,013
Leasing transactions	—	7,924	46,238	257,945	305,434	54,407	27,788	7,737	46,284	753,757	126,939	7,493	134,432	888,189
Other loans and receivables	—	182	547	3,921	2,633	157	79	338	1,469	9,326	351,622	13,437	365,059	374,385

Subtotal Commercial loans	—	349,606	2,093,232	3,431,597	2,589,137	383,192	184,733	92,880	274,336	9,398,713	1,190,700	107,105	1,297,805	10,696,518

Allowances for loan losses	—	(99)	(1,602)	(10,957)	(16,776)	(9,790)	(3,918)	(18,921)	(59,439)	(121,502)	(8,197)	(9,022)	(17,219)	(138,721)
As percentage of total loans	—	0.03%	0.08%	0.32%	0.65%	2.55%	2.12%	20.37%	21.67%	1.29%	0.69%	8.42%	1.33%	1.30%

Consumer loans											1,660,349	42,810	1,703,159	1,703,159
Allowances for loan losses											(21,186)	(5,200)	(26,386)	(26,386)
As percentage of total loans											1.28%	12.15%	1.55%	1.55%
Mortgage loans											2,192,888	35,731	2,228,619	2,228,619
Allowances for loan losses											(5,616)	(3,216)	(8,832)	(8,832)
As percentage of total loans											0.26%	9.00%	0.40%	0.40%

Total loans and receivable to customers	—	349,606	2,093,232	3,431,597	2,589,137	383,192	184,733	92,880	274,336	9,398,713	5,043,937	185,646	5,229,583	14,628,296
Allowances for loan losses	—	(99)	(1,602)	(10,957)	(16,776)	(9,790)	(3,918)	(18,921)	(59,439)	(121,502)	(34,999)	(17,438)	(52,437)	(173,939)
As percentage of total loans	—	0.03%	0.08%	0.32%	0.65%	2.55%	2.12%	20.37%	21.67%	1.29%	0.69%	9.39%	1.00%	1.19%

Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

The following table sets forth our allowances for loan losses:

	As of December 31,
	2013	2014	2015
	(in million of Ch$ except for percentages)
Required allowances	126,039	137,605	173,939
Voluntary allowances	—	—	—
Total allowances for loan losses	126,039	137,605	173,939
Total loan allowances as a percentage of total loans	1.0%	1.0%	1.2%
Total loans	12,897,681	14,029,875	14,628,296

Classification of Loan Portfolio Based on the Customer’s Payment Performance

The following tables set forth the amounts that are current as to payments of principal and interest and the amounts that are overdue under IFRS, as of the dates indicated:

Domestic Loans

	As of December 31,
	2011	2012	2013	2014	2015
	(in million of Ch$)
Current	6,532,592	7,786,077	7,379,542	8,288,910	8,967,944
Overdue 1-29 days	9,046	31,530	38,531	54,791	50,888
Overdue 30-89 days	11,207	13,622	13,092	28,063	37,835
Overdue 90 days or more (“past due”)	46,379	42,954	36,396	59,283	68,745
Total loans	6,599,224	7,874,183	7,467,563	8,431,047	9,125,412

Foreign Loans

	As of December 31,
	2011	2012	2013	2014	2015
	(in million of Ch$)
Current	215,221	2,209,789	5,353,411	5,530,306	5,435,928
Overdue 1-29 days	—	9,486	39,349	36,331	23,472
Overdue 30-89 days	—	1,715	9,664	8,824	7,332
Overdue 90 days or more (“past due”)	—	8,318	27,694	23,367	36,152
Total loans	215,221	2,229,308	5,430,118	5,598,828	5,502,884

Total Loans

	As of December 31,
	2011	2012	2013	2014	2015
	(in million of Ch$, except for percentages)
Current	6,747,813	9,995,866	12,732,953	13,819,216	14,403,872
Overdue 1-29 days	9,046	41,016	77,880	91,122	74,360
Overdue 30-89 days	11,207	15,337	22,757	36,887	45,167
Overdue 90 days or more (“past due”)	46,379	51,272	64,091	82,650	104,897
Total loans	6,814,445	10,103,491	12,897,681	14,029,875	14,628,296
Overdue loans expressed as a percentage of total loans	1.0%	1.1%	1.3%	1.5%	1.5%
Past due loans as a percentage of total loans	0.7%	0.5%	0.5%	0.6%	0.7%

Analysis of Impaired Loans and Amounts Past Due

The following tables analyze our impaired loans and past due loans and the allowances for loan losses existing as of the dates indicated:

	As of December 31,
	2011	2012	2013	2014	2015
	(in million of Ch$ except for percentages)
Total loans (excludes interbank loans)	6,814,445	10,103,491	12,897,681	14,029,875	14,628,296
Impaired loans	296,584	222,712	393,102	406,199	459,982
Allowance for loan losses	102,500	109,601	126,039	137,605	173,939
Impaired loans as a percentage of total loans	4.4%	2.2%	3.0%	2.9%	3.1%

Amounts past due(1)	46,379	51,272	64,091	82,650	104,897
To the extent secured(2)	18,849	31,324	27,294	38,758	50,350
To the extent unsecured	27,530	19,948	36,797	43,892	54,546

Amounts past due as a percentage of
Total loans	0.7%	0.5%	0.5%	0.6%	0.7%
To the extent secured (2)	0.3%	0.3%	0.2%	0.3%	0.3%
To the extent unsecured	0.4%	0.2%	0.3%	0.3%	0.4%

Non-performing loans(1)	107,978	117,937	141,667	180,536	196,806
Non-performing loans as a percentage of total loans	1.6%	1.2%	1.1%	1.3%	1.3%

Allowance for loans losses as a percentage of:
Total loans	1.5%	1.1%	1.0%	1.0%	1.2%
Total impaired loans	34.6%	49.2%	32.1%	33.9%	37.8%
Total amounts past due	221.0%	213.8%	196.7%	166.5%	165.8%
Total amounts past due-unsecured	372.3%	549.4%	342.5%	313.51%	318.88%

1)	Non - performing loans include the principal and interest of any loan with one installment is 90 days overdue, and do not accrue interest
2)	Guarantees taken by the Bank to secure collections reflected in its loan portfolios are collateral (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets).

The following table provides further information on our past due loans:

	As of December 31,
	2011	2012	2013	2014	2015
	(in million of Ch$)
Overdue 90 days or more (“Past Due”)	46,379	51,272	64,091	82,650	104,897
Domestic Loans	46,379	42,954	36,396	59,283	68,745
Foreign Loans	—	8,318	27,695	23,367	36,152
Total Loans Past Due	46,379	51,272	64,091	82,650	104,897
Amounts Past Due (1)
To the extent secured (2)	18,849	31,324	27,294	38,758	50,350
To the extent unsecured(2)	27,530	19,948	36,797	43,892	54,546

As of December 31, 2015	Between 90-180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in million of Ch$)
Loans and receivables to customers
Commercial Loans	14,484	19,608	24,078	37,878	96,047
Mortgages Loans	1,066	230	592	2,836	4,724
Consumer Loans	4,126	—	—	—	4,126
Total	19,676	19,838	24,670	40,714	104,897

As of December 31, 2014	Between 90-180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in million of Ch$)
Loans and receivables to customers
Commercial Loans	27,444	12,385	10,151	23,724	73,705
Mortgages Loans	1,139	268	241	2,980	4,629
Consumer Loans	4,316	—	—	—	4,316
Total	32,900	12,654	10,392	26,704	82,650

As of December 31, 2013	Between 90-180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in million of Ch$)
Loans and receivables to customers
Commercial Loans	15,934	9,938	11,935	14,229	52,035
Mortgages Loans	1,246	204	671	2,494	4,614
Consumer Loans	7,442	—	—	—	7,442
Total	24,621	10,141	12,606	16,723	64,091

As of December 31, 2012	Between 90-180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in million of Ch$)
Loans and receivables to customers
Commercial Loans	9,064	7,756	6,475	18,496	41,791
Mortgages Loans	1,802	221	455	2,542	5,020
Consumer Loans	4,461	—	—	—	4,461
Total	15,327	7,977	6,930	21,038	51,272

As of December 31, 2011	Between 90-180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in million of Ch$)
Loans and receivables to customers
Commercial Loans	10,584	3,560	5,715	18,467	38,326
Mortgages Loans	4,741	199	289	745	5,974
Consumer Loans	2,079	—	—	—	2,079
Total	17,404	3,759	6,003	19,213	46,379

(1)	Interest income and expense are recorded on an accrual basis using the effective interest method. However, we cease accruing interest when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default.
(2)	Guarantees taken by the Bank to secure collections reflected in its loan portfolios are collateral (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets).

Analysis of Allowances for Loan Losses

The following table analyzes our provisions for loan losses charged to income and changes in the allowances attributable to write-offs, allowances released, recoveries, allowances on loans acquired:

	As of December 31,
	2011	2012	2013	2014	2015
	(in million of Ch$ except for percentages)
Allowances for loan losses at beginning of period	104,215	102,500	109,601	126,039	137,605
Allowances on acquired loans
Charge-offs	(54,434)	(59,619)	(107,558)	(101,635)	(116,666)
Provisions established	94,170	119,467	331,009	328,265	398,617
Provisions released (1)	(41,451)	(52,682)	(211,438)	(176,176)	(208,925)
Debt Exchange and loans-sale	—	—	(4,565)	(9,239)	(6,714)
Exchange rate difference (2)	—	(65)	8,990	(29,649)	(29,978)

Allowances for loan losses at end of period	102,500	109,601	126,039	137,605	173,939

Ratio of charge-offs to average loans	0.9%	0.6%	0.9%	0.7%	0.8%
Allowances for loan losses at end of period as a percentage of total loans	1.5%	1.1%	1.0%	1.0%	1.2%
Allowances for loan losses at end of period	102,500	109,601	126,039	137,605	173,939

(1)	Represents the aggregate amount of provisions for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.
(2)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant Chilean pesos as of December 31, 2015.

Our policy with respect to write-offs1 is as disclosed in Note 1 to our financial statement included herein. The following table shows the write-offs breakdown by loan category:

	As of December 31,
	2011	2012	2013	2014	2015
	(in million of Ch$)
Consumer loans	31,676	38,764	62,296	62,032	70,744

Mortgage loans	1,782	3,907	2,831	2,506	2,559
Commercial loans	20,976	16,948	42,431	37,097	43,363

Total	54,434	59,619	107,558	101,635	116,666

The following table shows loan loss recoveries by loan category for the periods indicated:

	As of December 31,
	2011	2012	2013	2014	2015
	(in million of Ch$)
Bank debt	19	—	—	—	—
Consumer loans	9,598	10,014	10,803	14,347	11,105
Mortgage loans	574	1,039	1,627	1,277	1,875
Commercial loans	1,787	3,824	5,037	9,321	6,905

Total	11,978	14,877	17,467	24,945	19,885

Based on information available regarding our debtors, we believe that our allowances for loan losses are sufficient to cover known probable losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Allocation of Allowances for Loan Losses

The following tables set forth, as of December 31, 2013, 2014 and 2015, allowances for loan losses that were attributable to our commercial, consumer and mortgage loans as of each date. Under IFRS, the fair value of a loan portfolio acquired should be shown as recorded upon acquisition under IFRS 3, business combination.

	As of December 31, 2015
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans	Loans in category as percentage of total
	(in million of Ch$ except for percentages)
Commercial loans	138,721	1.3%	0.9%	70.9%
Consumer loans	26,386	1.5%	0.2%	11.3%
Residential mortgage loans	8,832	0.4%	0.1%	14.8%
Loans and receivables to banks	240	0.1%	0.0%	3.0%
Total allocated allowances	174,179	1.2%	1.2%	100%

	As of December 31, 2014
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans	Loans in category as percentage of total
	(in million of Ch$ except for percentages)
Commercial loans	96,009	1.0%	0.6%	68.0%
Consumer loans	33,834	2.0%	0.2%	11.5%
Residential mortgage loans	7,762	0.3%	0.1%	15.0%
Loans and receivables to banks	271	0.0%	0.0%	5.5%
Total allocated allowances	137,876	0.9%	0.9%	100.0%

	As of December 31, 2013
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans	Loans in category as percentage of total
	(in million of Ch$ except for percentages)
Commercial loans	91,354	1.0%	0.7%	70.8%
Consumer loans	27,717	1.7%	0.2%	12.4%
Residential mortgage loans	6,968	0.4%	0.1%	15.2%
Loans and receivables to banks	137	0.1%	—	1.7%
Total allocated allowances	126,176	1.0%	1.0%	100.0%

	As of December 31, 2012
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans	Loans in category as percentage of total
	(in million of Ch$ except for percentages)
Commercial loans	79,041	1.1%	0.7%	70.8%
Consumer loans	24,071	2.2%	0.2%	10.2%
Residential mortgage loans	6,489	0.4%	0.1%	14.5%
Loans and receivables to banks	178	0.0%	0.0%	4.6%
Total allocated allowances	109,779	1.0%	1.0%	100.0%

	As of December 31, 2011
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans	Loans in category as percentage of total
	(in million of Ch$ except for percentages)
Commercial loans	69,401	1.3%	1.0%	73.3%
Consumer loans	22,716	5.4%	0.3%	5.9%
Residential mortgage loans	10,383	0.9%	0.1%	16.5%
Loans and receivables to banks	524	0.2%	0.0%	4.3%

	As of December 31, 2011
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans	Loans in category as percentage of total
	(in million of Ch$ except for percentages)
Total allocated allowances	103,024	1.4%	1.4%	100.0%

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2013, 2014 and 2015.

	As of December 31,
	2013	2014	2015
	(in million of Ch$)
Current accounts	1,468,622	1,671,220	1,833,746
Other deposits and demand accounts	1,737,779	2,067,625	2,391,431
Advance payments received from customers	138,312	86,029	171,707
Other demand liabilities	106,670	130,074	34,735
Term savings accounts	32,630	31,556	31,573
Time deposits	7,273,216	7,950,992	8,463,703
Other term creditors	31,857	94,418	327
Total	10,789,086	12,031,914	12,927,222

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2015, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the CPI.

	As of December 31, 2015
	Ch$	UF	Foreign Currency	Total
	(In %)
Demand deposits	18.97	1.70	49.00	34.28
Savings accounts	0.00	1.41	0.34	0.24
Time deposits:
Maturing within 3 months	60.56	36.55	20.25	37.85
Maturing after 3 but within 6 months	6.03	5.96	8.18	7.18
Maturing after 6 but within 12 months	12.23	26.61	17.19	15.55
Maturing after 12 months	2.22	27.76	5.04	4.90

Total time deposits	81.03	96.89	50.66	65.47

Total deposits	100%	100%	100%	100%

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2015.

	As of December 31, 2015
	Ch$	UF	Foreign Currency	Total
	(in millions of constant Ch$)
Maturing within 3 months	2,625,456	195,609	1,397,462	4,218,527
Maturing after 3 but within 6 months	319,174	32,268	552,468	903,910
Maturing after 6 but within 12 months	657,280	155,342	1,125,732	1,938,355
Maturing after 12 months	119,873	164,224	336,480	620,577

Total time deposits	3,721,784	547,444	3,412,142	7,681,369

Minimum Capital Requirements

As of December 31, 2013, 2014 and 2015 the table sets forth our minimum capital requirements set as follows:

	As of December 31,
	2013	2014	2015
	(in millions of constant Ch$ except for percentages)
Net capital base	1,411,341	1,443,427	1,183,723
3% total assets net of provisions	(567,929)	(667,775)	(687,380)

Excess over minimum required equity	843,413	775,652	496,343

Net capital base as a percentage of the total assets, net of provisions	7.3%	6.4%	5.1%
Effective net equity	1,991,289	2,071,647	1,666,708
8% of the risk-weighted assets	(1,204,683)	(1,337,231)	(1,397,276)

Excess over minimum required equity	786,606	734,416	269,432

Effective equity as a percentage of the risk-weighted assets	13.2%	12.4%	9.5%

Our capital ratios levels decreased from 12.4% to 9.5% between 2014 and 2015, following the approval of the merger with Banco Itaú Chile, considering that our shareholders, together with approving the merger, approved a special dividend distribution in the amount of Ch$239.86 billion that was paid on July 1, 2015.

Short-term Borrowings

Our short-term borrowings (other than deposits and other obligations) totaled Ch$973,833 million, Ch$1,131,116 million and Ch$701,814 million as of December 31, 2013, 2014 and 2015, respectively, in accordance with IFRS.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements. The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each such period by type of short-term borrowing.

	As of and for the Year Ended December 31,
	2013		2014		2015
	Year End Balance	Weighted Average Nominal Interest Rate	Year End Balance	Weighted Average Nominal Interest Rate	Year End Balance	Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ except for percentages)
Investments under repurchase agreements	342,445	0.43%	661,663	0.06%	260,631	0.36%
Central Bank borrowings	—	—	—	—	—	—
Domestic interbank loans	—	—	—	—	—	—
Borrowings under foreign trade credit lines	631,388	0.60%	469,453	0.92%	441,183	1.20%
Total short-term borrowings	973,833	0.54%	1,131,116	0.42%	701,814	0.89%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	As of and for the Year Ended December 31,
	2013		2014		2015
	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate
	(in millions of constant Ch$)
Investments under repurchase agreements	247,148	0.55%	345,098	0.12%	645,487	0.15%
Central Bank borrowing	21,870	5.01%	—	—	—	—
Domestic interbank loans	728	0.00%	377	0.00%	350	0.00%
Borrowings under foreign trade credit lines	537,236	0.57%	639,341	0.55%	511,118	0.89%
Total short-term borrowings	806,982	0.68%	984,816	0.40%	1,156,955	0.48%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2013 Month-End Balance	Maximum 2014 Month-End Balance	Maximum 2015 Month-End Balance
	(in millions of constant Ch$)
Investments under repurchase agreements	408,760	679,201	1,076,429
Central Bank borrowings	133,583	—	—
Domestic interbank loans	1,550	4,178	1,573
Borrowings under foreign trade credit lines	776,559	951,923	734,798

C.	ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our principal subsidiaries, as of the date of this Annual Report.

CorpBanca Corredores de Bolsa S.A., CorpBanca Administradora General de Fondos S.A., CorpBanca Asesorias Financieras S.A., CorpBanca Corredores de Seguros S.A., CorpLegal S.A. SMU Corp S.A. and Recaudaciones y Cobranzas S.A. are incorporated and domiciled in Chile. CorpBanca Securities Inc. and CorpBanca New York Branch are incorporated and domiciled in the State of New York, United States. Banco CorpBanca Colombia S.A., CorpBanca Investment Trust Colombia S.A., Helm Comisionista de Bolsa S.A., Helm Corredor de Seguros S.A. and Helm Fiduciaria S.A. are incorporated and domiciled in Colombia. Helm Bank Panama S.A. and Helm Casa de Valores (Panama) S.A. are incorporated and domiciled in Panama.

For more information about the services our subsidiaries and our New York Branch provide see “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Financial Services Offered Through Subsidiaries”.

D.	PROPERTY

Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile since 2007. As of December 31, 2015, we owned 38 of the 304 properties where our branches were located. Total branch space as of December 31, 2015 was approximately 96,120 square meters (1,034,627 square feet). Our branches are located throughout Chile, including the Santiago metropolitan region, and Colombia, including in the cities of Bogotá, Medellín, Cali, Bucaramanga and Barranquilla.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements, together with the notes thereto, included elsewhere in this Annual Report, and in conjunction with the information included under “Item 3A. Selected Financial Data” and “Item 4B. Business Overview – Selected Statistical Information”. Our consolidated annual financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 have been prepared in accordance with IFRS. Our consolidated results of operations for years ended December 31, 2013, 2014 and 2015 are not comparable because of: (i) the consolidation of Helm Bank as a result of the Helm Bank Acquisition in August 2013; and (ii) the consolidation of Helm Bank for a full fiscal year since 2014. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Information” and “Item 3D. Risk Factors.”

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

During 2009, the Chilean economy suffered its worst contraction in the last 30 years, as a result of the impact of the global crisis that originated in developed countries and spread to emerging economies. As a result, the local economy significantly contracted, which was influenced by the deterioration of the industrial, mining and commercial sectors. The global crisis put severe stress on financial markets around the world with the ability to obtain credit being adversely affected, thereby stifling the productive capacity of many countries around the world. In particular, the leading commercial regions (US, the European Union and Japan) suffered the worst economic downturn in decades. In such year, the Chilean GDP decreased by 1.7%, which was the worst decrease in GDP since the 1980’s. In Chile, the labor market was the sector that was impacted the most, with the unemployment rate reported to have reached a peak of 10.8% in the third quarter of 2009. As a result of a fall in the price of goods and the appreciation of the U.S. dollar, Chile experienced deflation for the first time in 74 years (at a rate of (1.4%)). As a result, the Central Bank of Chile’s monetary rate reached a historic low of 0.5%, which remained as such throughout 2009. In addition, the Central Bank of Chile adopted non-traditional monetary policies such as establishing a liquidity fund for banks to utilize to finance plant maintenance programs. Towards the end of 2009, the weakening of the U.S. dollar and the stable rise in the price of copper helped appreciate the Chilean peso.

During 2010, Chile experienced a notable economic recovery. After the 1.7% decrease in GDP during 2009, the Chilean economy grew by 5.2%. The unemployment rate returned to pre-crisis levels and the inflation rate decreased to 3% at year end. The Chilean peso appreciated 7.8% against the U.S. Dollar as a result of the improvement of the Chilean economy and the rise in the price of copper. A 47% increase in the price of copper during 2010 was the main factor in Chile’s economic growth and the appreciation in the value of the Chilean peso. In line with the recovery of economic activity and employment, a strong credit recovery was observed throughout 2010. The recovery of conditions for extending credit, as shown in the surveys conducted by the Central Bank of Chile, contributed to this strong performance. According to the Central Bank of Chile’s national accounts, investment played a key role in this positive economic development, with investment growth of 12.2% in 2010. The Chilean government ended 2010 with a moderate surplus as a result of increased revenue (particularly from taxes on copper) and lower spending than budgeted (about 4% instead of 9%).

During 2011 and 2012, the Chilean GDP continued to grow by 6% and 5.6%, respectively, increases greater than projected by market consensus in each case. Internal demand increased 9.3% and 7.1%, private investment increased 15.7% and 12.3% and private consumption increased 9% and 6.1%, respectively. Unemployment also decreased, from 8.3% in 2010 to 7.2% in 2011 and to 6.5% in 2012

During 2013, the Chilean real GDP grew by 4.1%, internal demand increased by 3.4%, private investment increased by 0.4%, and private consumption increased by 5.6%. The increase in real GDP was less than projected by market consensus. Unemployment also decreased, from 6.5% in 2012 to 6.0% in 2013. According to the Central Bank of Chile’s national accounts, investment played a key role in this positive economic development, with investment growth of 12.3% in 2012. Current international economic conditions have affected the Chilean economy.

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

Inflation rate in 2014 accelerated to 4.6% per year, a level not seen since 2008 and considerably higher than Central Bank’s 3.0% target. This higher than anticipated inflation rate was due to (i) larger than expected pass-through of foreign currency exchange rate to domestic prices and (ii) increases in specific prices such as sugary drinks, alcoholic beverages and cigarettes in the enactment of the 2014 tax reform. The sharp decline in international oil prices helped ease inflationary pressures towards the end of the year, but overall domestic inflation has evolved at higher levels than anticipated. During 2014, the Central Bank of Chile continued to provide further monetary stimulus to weak economic activity, gradually lowering the monetary policy rate. Nevertheless, through the end of last year, higher persistence in inflation rate has forced Central Bank to reevaluate its monetary policy stance, suggesting a likely increase in monetary policy rate during 2015.

During 2015 the Chilean economy showed a significant slowdown in growth rates within the year, as a result of low levels of confidence, a messy political discussion on reforms and an external scenario characterized by high levels of volatility and significant appreciation of the dollar. During the first half of the year, economic growth was 2.4%, on a year over year comparison, while GDP growth for the second semester was significantly lower at 1.8%. Thus, full year GDP growth rate was 2.1%, with a weaker expansion of 1.8% in domestic demand.

In this context, while the unemployment rate has shown signs of resilience, with an unemployment rate of 6.3% in 2015, (against a 6,3% in 2014), additional labor market data show a deterioration in the quality, composition and degree utilization of employment.

Meanwhile, in line with the sharp depreciation of the exchange rate between the Chilean peso and the U.S. dollar, the inflation rates completed almost two years above the target range, ending 2015 with an annual inflation rate of 4.4%. In this context, the Central Bank of Chile began its process of withdrawal of monetary stimulus in October 2015, completing a second movement in December, bringing the monetary policy rate to 3.5%, maintaining the tightening bias. According to Central Bank Board, one or two additional hikes would be likely to occur during 2016.

Developments in the Colombian economy

The Colombian economy has demonstrated relatively stable growth in recent years. Despite recent international economic conditions, Colombia’s GDP increased 6.6% in 2011, 4.0% in 2012, 4.9% in 2013, 4.4% in 2014 and 3.1% in 2015. According to the DANE GDP growth has been fueled by local consumption and certain sectors such as mining and quarrying that grew 14.5% in 2011, with slower growth of 5.3% in 2012 and 5% in 2013. In 2014 this sector showed a clear deceleration with negative rates of 1.1% and 0.6% for 2015, given the decline in oil prices around the globe. In contrast, the construction sector accelerated in 2013 to 11.5%, from 5.9% in 2012 and 8.2% in 2011. During 2014 the construction sector grew 10.5% and 3.9% in 2015.

Recent economic activity indicators have also posted mixed results. While Colombian industrial production has recently recovered after been stagnant over the past three years, construction and the financial sector have posted stronger results. In 2015 industry grew 1.2%, while the finance sector grew 4.3% followed by construction with an expansion rate of 3.9%.

Industrial production was depressed in 2012 and 2013, showing annual growths of 0.1% and 0.9% respectively, industrial production swung positive in 2014, and grew by 0.7% for the year ended December 31, 2014. However, industrial production continued to be weak during the early part of 2015 with quarterly negative growths and a speedy recovery during the last half of the year with annual quarterly growth rates for 3.2% and 4%. The rapid recovery of the sector is mainly supported in the reopening of a refinery in Cartagena, which reported growth rates over 15% during the last months of the year.

Additionally, the Colombian retail sector grew by 5.1% in 2014 and 4.1% in 2015. In addition, local cement production rebounded strongly in the month ended December 31, 2014, experiencing a gain of 10% in comparison to the same period in 2013, and confirming the positive performance of the construction industry for the year. In January 31 of 2015, local cement production experienced an increase of 14.5% when compared to the same period in 2014. Additionally, approved housing projects increased by 20.8% in the year ended December 31, 2014, when compared to the year before, which suggests that the Colombian construction sector will remain strong in 2015. Colombian imports grew by only 3.6% in 2013 but grew by 9.2% in 2014. However, exports contracted by 1.7% during 2014, following a growth of 5.3% in 2013. The recent drop in exports is explained by lower oil exports combined with the effects of lower global oil prices. In 2015 exports decreased 33% while imports decelerated at a lower rate of 15%.

Inflation

General

In the past, Chile has experienced high levels of inflation, which has significantly affected our financial condition and results of operations during such periods. The rate of inflation in Chile spiked to 7.1% in 2008. In 2009, for the first time in 74 years, Chile experienced deflation of 1.4%, in part due to the contraction of the economy related to the global economic crisis. In 2012, 2013, 2014 and 2015, the inflation rate was 1.5%, 3.0%, 4.6% and 4.4%, respectively. Our results of operations reflect the effect of inflation in the following ways:

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

Colombia has experienced similarly high levels of inflation in the past. However, the rate of inflation in Colombia in 2012, 2013, 2014 and 2015 was 2.4%, 1.9%, 3.7% and 6.8% respectively. The 12-month inflation rate for 2015 rose by 3.11%. The components that led to such level of inflation in 2015 were food (a 10.85% increase from 2014), housing (a 5.38% increase from 2014) and health (a 5.30% increase from 2014).

UF-denominated Assets and Liabilities

The UF is revalued by the INE on a monthly basis. Every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal Chilean peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$23,309.56, Ch$24,627.10 and Ch$25,629.09 as of December 31, 2013, 2014 and 2015, respectively. The effect of any changes in the nominal Chilean peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income is positively affected by increases in inflation to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Conversely, our net interest income will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$1,642,003 million, Ch$1,576,818 million and Ch$1,810,203 million during the years ended December 31, 2013, 2014 and 2015, respectively. See “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities”.

Chilean Peso-denominated Assets and Liabilities

Interest rates prevailing in Chile are materially affected by the current rate of inflation during the period and market expectations concerning future inflation. The responsiveness to such prevailing rates of our Chilean peso-denominated interest-earning assets and interest bearing liabilities varies. See “—Interest Rates” and “—Results of Operations” below and “Item 11. Quantitative and Qualitative Disclosures about Financial Risk”. We maintain a substantial amount of non-interest bearing Chilean peso-denominated demand deposits. The ratio of the average balance of such demand deposits to average interest-earning assets was 2.8%, 2.7% and 2.3% during the years ended December 31, 2013, 2014 and 2015, respectively. Because such deposits are not sensitive to inflation or changes in the market interest rate environment, any decline in interest rates or the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets. From 2013 to 2015, we decreased our percentage of foreign currency based loans in our total loan portfolio from 48.8% to 46.6%.

Interest Rates

Interest rates earned and paid on our assets and liabilities, respectively, reflect, to a certain degree, inflation, expectations regarding inflation, shifts in short-term interest rates set by the Central Bank of Chile and the Central Bank of Colombia and movements in long-term real rates.

Interest Rates in Chile

The Central Bank of Chile manages short-term interest rates based on its objectives of keeping the stability of the currency. Because our liabilities are generally re-priced to reflect interest rate changes more frequently than our interest-earning assets, changes in the rate of inflation or in the monetary policy interest rate published by the Central Bank of Chile are reflected in the interest rates we pay on our liabilities before such changes are reflected in the interest rates we earn on our assets. Therefore, when short-term interest rates fall, our net interest margin is positively impacted, but when short-term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation because generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 5. Operating and Financial Overview and Prospects—A. Operating Results—The Economy—Developments in the Chilean Economy” and “—UF-denominated Assets and Liabilities” above. An increase in long-term interest rates also has a positive effect on our net interest margin, because our interest-earning assets generally have a longer duration than our interest bearing liabilities.

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

For the week of March 21 of 2016, the DTF rate was 6.36%. The Central Bank of Colombia also calculates the interbank rate (Interés Bancario de Referencia), or IBR, which acts as a reference of overnight and one-month interbank loans, based on quotations submitted each business day by eight participating banks to the Central Bank of Colombia. Using a weighted average of the quotations submitted, the Central Bank of Colombia calculates the overnight IBR each business day. The one-month IBR is calculated each Tuesday. Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate (Interés Bancario Corriente), calculated as the average of the interest ordinarily charged by banks within a set period of time. The current banking interest rate is certified by the Colombian Superintendency of Finance.

A significant portion of our banking subsidiaries’ assets are linked to the DTF; accordingly, changes in the DTF affect our banking subsidiaries’ net interest income. The average DTF was 7.96% during 2007, and 9.69% during 2008. With the loosening of monetary policy that began in late 2008, the DTF decreased throughout 2009, reaching a low of 4.11% and an average of 6.22% during 2009, and a low of 3.39% and an average of 3.67% during 2010. As the economy recovered and the output gap began to close, the Central Bank of Colombia increased its interest rate throughout 2011, starting in February of that year, and through to the first quarter of 2012. As the economy began to slow down more than expected, due to the intensification of the European crisis during 2012, the Central Bank of Colombia decreased the interest rate by 100 basis points during the second half of that year, lowering it to 4.25% on December 31, 2012. Additional cuts of 100 basis points took place during the first quarter of 2013, bringing the policy rate to 3.25% on March 31, 2013. The policy rate has remained stable through the remainder of 2013, as inflation remained subdued throughout the year, supporting a healthy and gradual recovery pace of economic activity. The policy rate remained stable throughout 2013 and until March of 2014. On average, the DTF went from of 7.96% in 2007 to 3.88% in the first quarter of 2014.

From April of 2014 through August of 2014, the Central Bank of Colombia increased the Repo Rate by an aggregate 125 bps to 4.50%. This increase was a result of accelerated growth and intended to controlled inflation. The interest rate remained unchanged from August 2014 until August 2015, due to the uncertainty surrounding the local economy after the recent fall in global oil prices. On September 2015 the Central Bank decided to increase interest rates by 25 bps from 4.50% to 4.75%, given the record high inflation, the increase on inflation expectations, and a rapid deterioration of the current account deficit above 6% of GPD. Since inflation expectations have increased rapidly and remain above the upper bound of the inflation target of 4%, the Central Bank has increased interest rates regardless of the negative GDP gap. As of March of 2016, the Central Bank of Colombia has increased rates by 200 bps to 6.50% arguing that the internal demand has grown faster than expected.

The DTF has slowly adjusted to the new upward trend in monetary policy moving from 4.34% in 2014 to 5.22% at the end of December 2015. However, a large portion of the adjustment was observed during the first months of 2016, as a response to the new liquidity conditions of the market, taking the DTF rate to 6.36% during the third week of March of 2016.

Currency Exchange Rates

A material portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar and the Colombian peso. Our reported income is affected by changes in the value of the Chilean peso with respect to foreign currencies (principally the U.S. dollar and Colombian peso) because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are converted to Chilean pesos in preparing our financial statements. The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. In the past, the Chilean peso has been subject to significant volatility when compared to the U.S. dollar. In 2013, the Chilean peso depreciated against the U.S. dollar by 9.9% as compared to 2012. In 2014, the Chilean peso depreciated against the U.S. dollar by 15.0% as compared to 2013. In 2015 the Chilean peso depreciated against the U.S. dollar by 17.3% as compared to 2014. The exchange rate between the Chilean peso and the U.S. dollar as of December 31, 2013, 2014 and 2015 was Ch$524.61, Ch$606.75 and Ch$710.16 per US$1.00, respectively. The Chilean peso may be subject to significant fluctuations in the future.

Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities. As of December 31, 2013, 2014 and 2015, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$503,333 million, Ch$78,883 million and Ch$273,399 million, respectively.

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

We consider the accounting estimates related to allowance for loan losses to be “critical accounting estimates” because (i) they are highly susceptible to change from period to period because our assumptions about the risk of loss used to classify our loans are updated for recent performance experience which may increase or decrease our risk index that is used to determine our global allowance, (ii) our specific allowances are also updated to reflect recent performance which may result in an increase or decrease in our specific allowances, (iii) it requires management to make estimates and assumptions about loan classification and the related estimated probable loss if any and (iv) any significant difference between our estimated losses (as reflected in the specific and general provisions) as of the balance sheet date and our actual losses will require us to adjust our allowance for loan losses that may result in additional provisions for loan losses in future periods which could have a significant impact on our future net income and/or financial condition. As of December 31, 2015, our allowance for loan losses was Ch$173,939 million (excluding allowances and impairment for interbank loans).

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

Results of Operations for the Years Ended December 31, 2013, 2014 and 2015

Introduction

In 2015 our net income was of Ch$238.7 billion, of which 77% corresponded to Chile and 23% to Colombia, a decrease of 12.8% compared with 2014. While in 2014 we had stronger results from Colombia, during 2015 we recorded higher than expected results from Chile and lower that planned results from Colombia. The latter is explained by unfavorable exchange rate movements between the Colombian peso and the Chilean peso and higher provisions for loan losses as a consequence of difficulties experienced by the Colombian oil & gas industry and related sectors; while Chile’s operations had been favored by commercial customer driven results, higher net interest margin as consequence of higher UF variations and lower loan loss provisions than planned.

These extraordinary results have been achieved under lower than expected economic activity in Chile and Colombia. In particular, CorpBanca Colombia has been able to offset this more challenging economic context with the positive impact of cost savings already achieved from the completion of some of the stages of the merger between CorpBanca Colombia and Helm Bank. In the case of Chile, the stronger results have been achieved despite all the activities related to the merger with Banco Itaú Chile, efforts that have been taking higher momentum after the extraordinary shareholders meeting that approved the transaction in June 2015 and the SBIF’s authorization, granted in September, 2015.

Net Income

Our consolidated net income as reported in our consolidated financial statements for the year ended December 31, 2015 was Ch$238,665 million, a 12.8% or Ch$35,036 million decrease from Ch$273,701 million in 2014 which represented a 56.2% or Ch$98,462 million increase from Ch$175,239 million in 2013.

The decrease in our consolidated net income for the year ended December 31, 2015 was primarily due to: (i) higher provisions for loan losses; (ii) a negative translation effect COP/Ch$ of our Colombian subsidiary; (iii) the negative impact of lower inflation in Chile on net interest margin; and (iv) higher tax rates.

The following table sets forth the components of our net income for the years ended December 31, 2013, 2014 and 2015:

	For the Year Ended
	December 31,			% Change from 2015/2014	% Change from 2014/2013
	2013	2014	2015
	(in millions of constant Ch$ except for percentages)
Components of net income:
Net interest income	457,690	630,884	620,579	(1.6)%	37.8%
Net service fee income	117,977	161,590	152,847	(5.4)%	37.0%
Trading and Investment, foreign exchange gains and other operating income	127,039	199,225	211,153	6.0%	56.8%
Provisions for loan losses	(102,072)	(127,272)	(169,748)	33.4%	24.7%
Income attributable to investment in other companies	1,241	1,799	1,300	(27.7)%	45.0%
Total operating expenses	(362,145)	(509,672)	(480,789)	(5.7)%	40.7%
Income before income taxes	239,730	356,554	335,342	(5.9)%	48.7%
Income taxes	(64,491)	(82,853)	(96,677)	16.7%	28.5%

Net income for the year	175,239	273,701	238,665	(12.8)%	56.2%

Net Interest Income

The following table sets forth the components of our net interest income for the years ended December 31, 2013, 2014 and 2015:

	For the year ended December 31,			% Change	% Change
	2013	2014	2015	from 2015/2014	from 2014/2013
	(in millions of constant Ch$ except for percentages)
Interest income	1,007,106	1,320,124	1,299,480	(1.6)%	31.1%
Interest expense	(549,416)	(689,240)	(678,901)	(1.5)%	25.4%

Net interest income	457,690	630,884	620,579	(1.6)%	37.8%

The following table sets forth information as to the components of our interest income for the years ended December 31 2013, 2014 and 2015:

	For the year ended December 31,
	2013	2014	2015	% Change from 2015/2014	% Change from 2014/2013
	(in millions of constant Ch$ except for percentages)
Interest income	1,007,106	1,320,124	1,299,480	(1.6)%	31.1%
Average interest-earning assets:
Loans	11,505,946	13,895,505	14,622,229	5.2%	20.8%
Financial investments	917,630	1,161,414	1,310,924	12.9%	26.6%
Interbank deposits	384,045	411,955	465,557	13.0%	7.3%
Total average interest-earning assets	12,807,621	15,468,875	16,398,711	6.0%	20.8%

The following table sets forth information as to the components of our interest expense for the years ended December 31 2013, 2014 and 2015:

	For the year ended December 31,
	2013	2014	2015	% Change from 2015/2014	% Change from 2014/2013
	In millions of constant Ch$, except for percentages

Interest expense	549,416	689,240	678,901	(1.5)%	25.4%
Average interest-earning liabilities:
Bonds	2,199,545	2,609,908	3,025,930	15.9%	18.7%
Time deposits	7,055,890	7,849,494	8,230,208	4.9%	11.2%
Central Bank borrowings	—	—	—	—	—
Repurchase agreements	269,419	345,097	645,487	87.0%	28.1%
Mortgage finance bonds	130,991	105,851	87,375	(17.5)%	(19.2)%
Other interest-bearing liabilities	2,283,273	3,210,058	3,310,424	3.1%	40.6%
Total average interest-bearing liabilities	11,939,118	14,120,408	15,299,424	8.3%	18.3%

2015 Compared to 2014:

Our interest income was Ch$1,299,480 million for the year ended December 31, 2015, a decrease of 1.6% as compared to Ch$1,320,124 million for the year ended December 31, in 2014. The decrease in interest income was primarily the result of a negative translation effect of the COP$ in relation to the Ch$2 of our Colombian subsidiary (Ch$0.2266 per 1COP$ in 2015 vs. Ch$0.2532 per 1COP$ in 2014) as well as a lower UF variation in Chile (4.1% in 2015 vs. 5.7% in 2014). Despite the negative exchange rate effects, our Colombian subsidiaries’ net interest income in its local currency under Chilean GAAP increased 13.5% from COP$1,017,818 million in 2014 to COP$1,155,333 million in 2015.

The aforementioned factors negatively impacted our net interest margin (net interest income divided by average interest-earning assets), which decreased to 3.8% in 2015 from 4.1% in 2014.

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

[2]	Consolidated financial statements for CorpBanca use the Chilean peso as functional currency. CorpBanca Colombia financial statements are translated from Colombian peso to Chilean peso for consolidation purposes, being only the exchange rate variation in its income statement accounts reflected in 2015 results. CorpBanca has decided not to hedge this translation risk effect in profits and losses as long as net income from Colombian operations is retained as primarily source of capitalization. Since we have decided to retain earnings to support future grow in Colombia, an Foreign exchange hedge for financial statement balances is not efficient as it would be if there were a cash flow coming from our Colombian subsidiary. CorpBanca’s management revaluates this strategy on an annual basis.

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

Allowances for Loan Losses

The following table sets forth information relating to our allowances for loan losses as of December 31, 2013, 2014 and 2015:

	As of December 31,
	2013	2014	2015	% Change from 2015/2014	% Change from 2014/2013
	(in millions of constant Ch$ as of December 31, 2015 except for percentages)
Total loans (excludes interbank loans)	12,897,681	14,029,875	14,628,296	4.3%	8.8%
Past due loans(1)	64,091	82,650	104,897	26.9%	29.0%
Non-performing loans(2)	141,667	180,536	196,806	9.0%	27.4%
Impaired loans(3)	393,102	406,199	459,982	13.2%	3.3%
Allowances for loan losses	126,039	137,605	173,939	26.4%	9.2%
Allowances for loan losses as a percentage of total loans	1.0%	1.0%	1.2%	21.2%	0.4%
Allowances for loan losses as a percentage of non-performing loans	89.0%	76.2%	88.4%	16.0%	(14.3)%
Allowances for loan losses as a percentage of impaired loans	32.1%	33.9%	37.8%	11.6%	5.7%
Non-performing loans as a percentage of total loans	1.1%	1.3%	1.3%	4.6%	17.2%
Allowances for loan losses as a percentage of past due loans	196.7%	166.5%	165.8%	(0.4)%	(15.3)%

(1)	Past due loans include all installments and lines of credit more than 90 days overdue. Do not include the aggregate principal amount of such loans.
(2)	Non-performing loans include the principal and interest on any loan with one installment more than 90 days overdue.
(3)	Impaired loans include those loans on which there is objective evidence that debtors will not meet some of their contractual payment obligations.

2015 Compared to 2014:

Allowances for loan losses (excluding allowances for loan loss on loans and receivables to banks) increased by 26.4% to Ch$173,939 million as of December 31, 2015 compared to Ch$137,605 million as of December 31, 2014. Higher allowances for loan losses resulted primarily from difficulties experienced by the Colombian oil & gas industry and related sectors which led to higher default risk in loans exposed to these industries. Despite the increased allowances with respect to our Colombian subsidiary, our Chilean operations benefitted from lower allowances for loan losses than previously anticipated, partly offseting the increase experienced in Colombia.

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

Provisions for Loan Losses

2015 Compared to 2014:

Provisions for loan losses increased by 33.4% to Ch$169,748 million for the year ended December 31, 2015, compared to Ch$127,272 million for the year ended December 31, 2014. The increase in our provisions for loan losses is due to (i) the depreciation of the Ch$; (ii) the downgrade of some of our clients in the Corporate segment within the segment of Large, Corporate and Real Estate Companies; and (iii) higher reserves in Colombia to prevent further deterioration in the gas and oil sector. Our current exposure to oil and gas sector is 2.1% of our consolidated loan portfolio, of which 1.5% represented Colombian exposure to such sector. Nevertheless, CorpBanca Colombia provisions in 2015 benefited from a new regulatory standard for leasing operations that allowed them to release Ch$6.2 billion in loan loss provisions that partly offset.

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

Net Service Fee Income

2015 Compared to 2014:

Our net service fee income (including income from financial advisory services) for the year ended December 31, 2015 was Ch$152,847 million, representing a 5.4% decrease when compared to Ch$161,590 million, for the year ended December 31, 2014. Our income from service fees during the year ended December 31, 2015 decreased by 0.8% to Ch$200,401 million from Ch$202,013 million for the year ended December 31, 2014. This decrease was further negatively affected by a 17.6% increase in our expenses from service fees to Ch$47,554 million for the year ended December 31, 2014, from Ch$40,423 million for the year ended December 31, 2014.

The decrease in our net service fee income, was driven primarily by lower flat fees and insurance commissions in Colombia and the devaluation of the COP$ relative to the Chilean Peso that were partly offset by increased commercial activity of our real estate segment within the segment of Large, Corporate and Real Estate Companies the positive repricing effect of the Redbanc (interconnected network between banks through ATM) rate applied to ATMs transactions and the positive effects of the consolidation of Instacob, which we acquired on March 2015.

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

Other Net Operating Income

The following table sets forth the components of our other net operating income for the years ended December 31, 2013, 2014 and 2015:

	For the year ended December 31,
	2013	2014	2015	% Change from 2015/2014	% Change from 2014/2013
	(in millions of constant Ch$ except for percentages)
Trading and investment income, net	101,287	183,693	338,698	84.4%	81.4%
Foreign exchange gains (losses), net	(13,906)	(13,426)	(151,197)	1026.2%	(3.5)%
Other operating revenue	39,658	28,958	23,652	(18.3)%	(27.0)%

Trading and investment, foreign exchange gains and other operating income	127,039	199,225	211,153	6.0%	56.8%

2015 Compared to 2014:

In the year ended December 31, 2015, trading and investment, foreign exchange gains and other net operating income increased by 6.0% to Ch$211,153 million from Ch$199,225 million in 2014. This increase was mainly the result of (i) a higher valuation of our forward and swap portfolio, driven by foreign exchange hedges, (ii) increasing commercial activity of our distribution desk both in derivatives transactions with customers and in regular loan portfolio sales, and (iii) the devaluation of the Chilean peso against the U.S. dollar over our hedge taxes in US$.

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

Other operating income decreased by 27.0% in 2014 compared to 2013 due to one-time revenue from the sale of 31 real estate properties in 2013.

Operating Expenses

The following table sets forth the components of our operating expenses for the years ended December 31, 2013, 2014 and 2015:

	For the year ended December 31,			% Change from 2015/2016	% Change from 2014/2013
	2013	2014	2015
	(in millions of constant Ch$ except for percentages)
Personnel salary and expenses	165,009	219,312	202,754	(7.5)%	32.9%
Administration expenses	139,614	213,140	211,603	(0.7)%	52.7%
Depreciation and amortization	42,288	51,613	42,905	(16.9)%	22.1%
Impairment	—	1,308	332	(74.6)%	—
Other operating expenses	15,234	24,299	23,195	(4.5)%	59.5%

Total operating expenses	362,145	509,672	480,789	(5.7)%	40.7%

2015 Compared to 2014:

Operating expenses decreased by 5.7% to Ch$480,789 million for the year ended December 31, 2015 from Ch$509,672 million for the year ended December 31, 2014. The improvement is primarily the result of synergies already delivered in Colombia and the absence of one-time expenses related to the merger process between CorpBanca Colombia and Helm Bank.

Regarding the expenses related to the merger process with Banco Itaú Chile, in 2015 we totalled Ch$21.8 billion in pre-merger expenses compared to Ch$22.2 billion in 2014.

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

Income Taxes

2015 Compared to 2014:

Our income tax expenses increased to Ch$96,677 million for the year ended December 31, 2015 from Ch$82,853 million for the year ended December 31, 2014. This 16.7% increase is due to higher tax rates, both in Chile and Colombia, and depreciation of the Colombian Peso relative to the Chilean Peso that resulted in higher tax expense from our investment in Colombia -which despite of been made in COP$, for tax purposes is considered to be in US dollars3- this impact is offset by the gains on the fiscal hedge as previously mentioned.

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

[3]	For tax purposes, the Chilean IRS considers that our investment in Colombia is denominated in US dollar. As we have to translate the valuation of this investment from US dollar to Chilean peso in our book each month, the volatility of the exchange rate generates a significant impact on the net income attributable to shareholders. In order to limit that effect, the management decided to hedge it with a derivative that has to be analyzed along with income tax expenses.

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

Overview

We have seven segments: (i) Large, Corporate and Real Estate Companies, (ii) Companies, (iii) Traditional and Private Banking, (iv) Lower Income Retail Banking, (v) Treasury and International, (vi) Financial Services Offered Through Subsidiaries and (vii) Colombia. Below we describe our seven primary operating segments:

Commercial Banking:

•	Large, Corporate and Real Estate Companies includes companies that belong to major economic groups, specific industries, and companies with sales over U.S.$60 million; this segment also includes real estate companies and financial institutions.

•	Companies include a full range of financial products and services for companies with annual sales under U.S.$60 million. Leasing and factoring have been included in this business segment.

Retail Banking:

•	Traditional and Private Banking offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income customers.

•	Lower Income Retail Banking, which corresponds to Banco Condell, offers, among other products, consumer loans, credit cards and mortgage loans to the traditionally underserved low-to-middle income segments.

Treasury and International:

•	Treasury and International primarily includes treasury activities such as financial management, funding and liquidity, as well as international businesses.

Financial Services Offered Through Subsidiaries:

•	Financial Services Offered Through Subsidiaries includes services rendered by our subsidiaries, which include insurance brokerage, financial advisory service, asset management and securities brokerage.

Colombia:

•	Our Colombia segment includes services rendered by CorpBanca Colombia, Helm Bank and their respective subsidiaries, primarily within the Colombian domestic market, including commercial and retail banking services.

Year ended December 31, 2015 Results

The following table presents summary information related to each of our operating segments for the year ended December 31, 2015:

	For the Period Ending December 31, 2015
	Commercial Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non- banking Financial Services	Colombia	Total
	(in million of Ch$)
Net Interest income	59,669	77,694	75,109	25,907	80,228	25,772	276,200	620,579
Net services fees income	44,454	16,436	32,479	7,119	(572)	(3,650)	56,581	152,847
Trading and investment income, net	4,291	—	17,210	—	77,585	154,272	85,340	338,698
Foreign exchange gains (losses), net	31,265	7,967	162	—	(3,623)	(206,251)	19,283	(151,197)
Other operating income	—	2,889	20	—	—	6,935	13,808	23,652
Provision for loan losses	(2,981)	(12,792)	(10,497)	(5,775)	—	(10,796)	(126,907)	(169,748)

Gross Operational Margin	136,698	92,194	114,483	27,251	153,618	(33,718)	324,305	814,831

Other income and expenses	—	—	—	—	—	230	1,070	1,300
Total Operating Expenses	(22,101)	(35,000)	(63,477)	(17,305)	(13,400)	(105,817)	(223,689)	(480,789)
Income before taxes	114,597	57,194	51,006	9,946	140,218	(139,305)	101,686	335,342

Averages Loans	3,919,595	2,107,206	2,994,312	171,186	95,284	23,177	5,311,468	14,622,229
Averages Investments	—	—	—	—	569,839	—	1,220,340	1,790,179

Year ended December 31, 2014 Results

The following table presents summary information related to each of our operating segments for the year ended December 31, 2014:

	As of December 31, 2014
	Commercial Banking		Retail Banking
	Large Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non- Banking Financial Services	Colombia	Total
	(in million of Ch$)
Net interest income	53,014	75,295	73,935	25,528	94,736	18,263	290,113	630,884
Net services fees income	40,097	15,399	27,971	7,880	(255)	(1,653)	72,151	161,590
Trading and investment income, net	(569)	—	16,144	—	27,388	88,815	51,915	183,693
Foreign exchange gains (losses), net	20,189	5,974	888	2	12,767	(120,645)	67,399	(13,426)
Other operating income	—	3,025	13	—	—	6,514	19,406	28,958
Provision for loan losses	(1,643)	(16,101)	(11,718)	(6,549)	—	(1,161)	(90,100)	(127,272)

Gross operational margin	111,088	83,592	107,233	26,861	134,636	(9,867)	410,884	864,427

Other income and expenses	6,357	—	—	—	—	(6,164)	1,606	1,799
Total operating expenses	(19,745)	(36,004)	(65,669)	(17,136)	(13,807)	(100,937)	(256,374)	(509,672)
Income before taxes	97,700	47,588	41,564	9,725	120,829	(116,968)	156,116	356,554

Average loans	3,791,937	1,778,057	2,414,564	154,955	63,622	153	5,692,217	13,895,505
Average investments	—	—	—	—	636,437	—	524,977	1,161,414

Year ended December 31, 2013 Results

The following table presents summary information related to each of our reportable segments for the year ended December 31, 2013:

	As of December 31, 2013
	Commercial Banking		Retail Banking
	Large Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non- Banking Financial Services	Colombia	Total
	(in million of Ch$)
Net interest income	50,436	69,128	65,535	22,126	21,612	32,529	196,324	457,690
Net services fees income	36,701	14,390	21,413	8,976	(442)	(8,033)	44,972	117,977
Trading and investment income, net	(1,658)	—	3,294	—	48,851	8,681	42,119	101,287
Foreign exchange gains (losses), net	14,153	5,988	389	2	(50,115)	1,778	13,899	(13,906)
Other operating income	—	2,450	—	—	—	29,413	7,795	39,658
Provision for loan losses	(20,544)	(21,240)	(8,099)	(6,238)	—	903	(46,854)	(102,072)

Gross operational margin	79,088	70,716	82,532	24,866	19,906	65,271	258,255	600,634

Other income and expenses	—	—	—	—	—	493	748	1,241
Total operating expenses	(15,926)	(28,450)	(63,247)	(17,358)	(11,744)	(52,445)	(172,975)	(362,145)
Income before taxes	63,162	42,266	19,285	7,508	8,162	13,319	86,028	239,730

Average loans	3,843,701	1,787,761	2,427,743	155,801	63,969	154	3,226,817	11,505,946
Average investments	—	—	—	—	622,551	—	295,079	917,630

B. LIQUIDITY AND CAPITAL RESOURCES

We maintain adequate liquidity to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital requirements.

Sources of Liquidity

Our liquidity depends upon our (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities and other financial institutions. To cover any liquidity shortfalls and to enhance our liquidity position, we have access to Central Bank of Chile and Central Bank of Colombia borrowings. As part of our liquidity policy, we maintain at all times a diversified portfolio of cash and highly liquid assets that can be quickly monetized, including financial investments and Central Bank of Chile, Central Bank of Colombia and government securities.

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

In 2008, we placed UF 5,330,000 in 25 year subordinated bonds to be used to finance our normal business activities and improve our balance sheet structure. In 2009, we placed UF 4,670,000 in 26 year subordinated bonds with the same purpose, taking advantage of favorable market conditions. On July 29, 2010, we entered into a US$167.5 million senior unsecured syndicated term loan facility with BNP Paribas, as Administrative Agent, and BNP Paribas Securities Corp., Citigroup Global Markets Inc., Commerzbank Aktiengesellschaft, Standard Chartered Bank and Wells Fargo Securities, LLC, as lead arrangers and book-runners. The proceeds of the loan were used mainly to fund our lending activities and for general corporate purposes. On July 24, 2012, we entered into a US$199.4 million two-year senior unsecured term syndicated loan facility with Standard Chartered Bank, HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC, as mandated lead arrangers and book-runners. This loan was amended and restated: (a) on July 22, 2014 to increase the size of the loan to US$490 million and to extend the term of the loan by an additional fifteen months period; and (b) on September 23, 2015 to reflect a partial prepayment and to extend the term of the loan. Consequently, the loan, for an aggregate principal amount of up to US$ 315,000,000 shall mature on the earlier of April 14, 2017 or the date of any acceleration of maturity pursuant to the terms of the same.

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

In addition, our Colombian operations manage their own funding costs in Colombian pesos, therefore they are not dependant on CorpBanca for their funding needs. As of December 31, 2015, we do not foresee a need to separately fund our Colombian operations with our capital, reserves or financial investments, including investments in government securities and other financial institutions. On December 31, 2013 CorpBanca Colombia entered into a Note Purchase Agreement with the IFC, a member of the World Bank Group, and the IFC Capitalization (Subordinated Debt) Fund L.P., a Delaware Limited Partnership managed by the IFC Asset Management Company (collectively, the IFC Parties), by means of which CorpBanca Colombia issued bonds for an amount of US$170,000,000.00 at a variable interest rate, maturing on March 15, 2024, and the IFC Parties subscribed and paid in full the purchase price for the bonds pursuant to the terms and conditions stated therein. In addition, on March 2, 2016 CorpBanca Colombia placed bonds in the Colombian local market totaling COP$300,000 million at a tenor of 2 years and 1 year.

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

In line with our goal of asset and liability management and growth, during 2015 we issued Ch$46,720 million and UF 5.05 million in senior local bonds. As of December 31, 2015 we had outstanding senior bonds in the aggregate amount of Ch$2,215,515 million (UF 86.45 million) and outstanding subordinated bonds in the aggregate amount of Ch$932,278 million (UF 36.38 million).

On December 1, 2015 we entered into a bilateral credit facility for an aggregate principal amount of US$50,000,000 with Bank of America, N.A. The credit agreement is subject to terms and conditions common for this type of transactions and shall mature on December 4, 2017.

As of December 31, 2015, we maintained a reserve in liquid assets (mainly consisting of securities issued by the Central Bank of Chile and Treasury Bonds of Colombia’s Government) of Ch$ 2,270,160 million. In addition, as of December 31, 2015, we maintained sufficient levels of cash and deposits in banks in the amount of Ch$1,004,757 million to satisfy our wholesale short-term obligations in the amount of Ch$1,404,312 million.

We continue to actively manage our liquidity through several committees that meet on a daily and weekly basis, as applicable. Our financial risk department also coordinates with management to forecast and manage complex liquidity scenarios.

Capital

As of December 31, 2015, our shareholder’s equity was in excess of that required by Chilean regulatory requirements. According to the Chilean General Banking Act, a bank must have an effective net equity of at least 8% of its risk-weighted assets, net of required reserves, and paid-in capital and reserves (basic capital) of at least 3% of its total assets, net of required reserves. For these purposes, the effective net equity of a bank is the sum of (i) a bank’s basic capital, (ii) subordinated bonds issued by a bank valued at their placement price up to 50% of its net capital base; provided that the value of the bonds shall decrease 20% for each year that lapses during the period commencing six years prior to their maturity and (iii) voluntary loan loss allowances in an amount up to 1.25% of a bank’s risk-weighted assets (if a bank has goodwill, this value would be required to be deducted from the calculation of the effective net equity). The calculation of the effective net equity does not include the capital contributions made to subsidiaries of a bank and is made on a consolidated basis rather than on an unconsolidated basis. For purposes of weighing the risk of a bank’s assets, the Chilean General Banking Act considers the following five different categories of assets based on the nature of the issuer, availability of funds, nature of the assets and existence of collateral securing such assets:

Category	Weighting
1	0%
2	10%
3	20%
4	60%
5	100%

Basic capital is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital, except that it generally does not include net income for the period. However, beginning in 2008, the SBIF allowed banks to include net income for the period as basic capital, net of a 30% deduction for minimum dividends accrued.

Reserves

Under the Chilean General Banking Act, a bank must have a minimum paid-in capital and reserves of UF 800,000 (Ch$20,503.3 million or US$28.9 million as of December 31, 2015). However, a bank may begin its operations with 50% of such amount, provided that it has a total capital ratio (defined as effective net equity as a percentage of risk weighted assets) of not less than 12%. When such bank’s paid-in capital reaches UF600,000 (Ch$15,377.5 million or US$21.7 million as of December 31, 2015) the total capital ratio required is reduced to 10%.

The following table sets forth our minimum capital requirements of the dates indicated. See Note 35 to our consolidated financial statements included herein for a description of the minimum capital requirements.

	As of December 31,
	2013	2014	2015
	(in million of constant Ch$ except for percentages)
Net capital base	1,411,341	1,443,427	1,183,723
3% total assets net of provisions	(567,929)	(667,775)	(687,380)

Excess over minimum required equity	843,413	775,652	496,343

Net capital base as a percentage of the total assets, net of provisions	7.3%	6.4%	5.1%
Effective net equity	1,991,289	2,071,647	1,666,708
8% of the risk-weighted assets	(1,204,683)	(1,337,231)	(1,397,276)

Excess over minimum required equity	786,606	734,416	269,432

Effective equity as a percentage of the risk-weighted assets	13.2%	12.4%	9.5%

Our capital ratios levels decreased from 12.4% to 9.5% between 2014 and 2015, following the approval of the merger with Banco Itaú Chile, considering that our shareholders, together with approving the merger, approved a special dividend distribution in the amount of Ch$239.86 billion that was paid on July 1, 2015.

Financial Investments

The following tables set forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2013, 2014 and 2015. Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held to maturity.

	As of December 31,
	2013	2014	2015
	(in million of Ch$)
Held-for-trading:

Chilean Central Bank and Government securities:
Chilean Central Bank bonds	746	—	—
Chilean Central Bank notes	—	—	—
Other Chilean Central Bank and Government securities	9,106	4,822	6,210

Other National institution securities:
Bonds	—	2,548	2,340
Notes	18,582	13,320	34,404
Other securities	133	15	551

Foreign institution securities:
Bonds	326,141	542,791	192,427
Notes	—	—	—
Other securities	64,443	110,615	57,875

Mutual funds investments
Funds managed by related organizations	12,495	11,787	28,092
Funds managed by third parties	37	—	2,000

Total	431,683	685,898	323,899

	As of December 31,
	2013	2014	2015
	(in million of Ch$)
Available-for-sale

Chilean Central Bank and Government securities
Chilean Central Bank securities	334,718	276,487	527,444
Chilean Treasury bonds	847	253,999	258,306
Other Government securities	21,769	6,442	859

Other financial instruments
Promissory notes related to deposits in local banks	78,712	54,162	65,778
Chilean mortgage finance bonds	313	203	92
Chilean financial institutions bonds	17,985	—	29,329
Other local investments	136,623	51,526	53,630

Financial instruments issued abroad
Foreign governments and central bank instruments	212,280	434,392	629,297
Other foreign investments	85,840	79,685	360,053
Impairment provision	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—
Other investments	—	—	—
Impairment provisions	—	—	—

Total	889,087	1,156,896	1,924,788

	As of December 31,
	2013	2014	2015
	(in million of Ch$)
Held to maturity

Chilean Central Bank and Government securities
Chilean Central Bank securities	—	—	—
Chilean Treasury bonds	—	—	—
Other Government securities	—	—	—

Other financial instruments
Promissory notes related to deposits in local banks	—	—	—
Chilean mortgage finance bonds	—	—	—
Chilean financial institutions bonds	—	—	—
Other local investments	8,632	7,175	5,543

Financial instruments issued abroad
Foreign governments and central bank instruments	93,750	—	—
Other foreign investment	135,140	183,502	164,648
Impairment provisions	—	—	—
Unquoted securities in active markets
Chilean corporate bonds	—	—	—
Other investments	—	—	—
Impairment provision	—	—	—

Total	237,522	190,677	170,191

We do not hold securities of any issuer other than the Central Bank of Chile and the Colombian Ministry of Finance, in which the aggregate book value of which the investment exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

The following table shows interest rates per annum applicable to certain Central Bank of Chile bonds as of the dates indicated:

As of the end of:	Peso- Denominated Five-year bond	Peso- Denominated Ten-year bond	UF- Denominated Five-year bond	UF- Denominated Ten-year bond

2013
January	—	—	—	—
February	—	—	—	—
March	5.12	5.51	2.50	2.55
April	5.12	5.24	2.45	2.43
May	5.08	5.11	2.36	2.36
June	5.15	5.22	2.18	—
July	5.12	5.22	2.18	2.24
August	5.03	5.19	2.15	2.23
September	5.07	—	2.12	—
October	—	—	—	—
November	—	—	—	—
December	—	—	—	—

2014
January	—	—	—	—
February	—	—	—	—
March	—	—	—	—
April	—	—	—	—
May	—	—	—	—
June	—	—	—	—
July	—	—	—	—
August	—	—	—	—
September	—	—	—	—
October	—	—	—	—
November	—	—	—	—
December	—	—	—	—
2015
January	—	—	—	—
February	—	—	—	—
March	—	—	—	—
April	4.29	—	—	—
May	—	—	—	—
June	4.11	—	—	—
July	4.02	—	—	—
August	—	—	—	—
September	—	—	—	—
October	—	—	—	—
November	—	—	—	—
December	—	—	—	—

Our total financial instruments as a percentage of total assets increased to 11.6% as of December 31, 2015 due to a 2.2% increase in total assets as a consequence of an increase of our loan portfolio.

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2015:

Held-for-trading	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in million of Ch$, except for percentages)
Central Bank and Government securities:
Chilean Central Bank securities	—	—	—	—	—	—	—	—	—
Chilean Central Bank notes	—	—	—	—	—	—	—	—	—
Others Government securities	6,210	—	—	—	—	—	—	—	6,210

Other national institution securities:
Bonds	1,561	—	—	—	—	—	779	1.58	2,340
Notes	34,404	0.11	—	—	—	—	—	—	34,404
Other securities	551	—	—	—	—	—	—	—	551

Foreign institution securities:
Bonds	211	0.01	21,076	0.07	102,804	0.06	68,336	0.07	192,427
Notes	—	—	—	—	—	—	—	—	—
Other securities	46,708	0.04	8,978	0.03	—	—	2,189	0.06	57,875

Mutual fund investments:
Funds managed by related organizations	21,954	1.00	6,138	0.072	—	—	—	—	28,092
Funds managed by third parties	2,000	0.50	—	—	—	—	—	—	2,000

Total Held—for—trading	113,599	0.25	36,192	0.06	102,804	0.06	71,304	0.09	323,899

Available—for—sale	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in million of Ch$, except for percentages)
Chilean Central Bank and Government securities:
Chilean Central Bank securities	81,672	0.68	331,979	0.59	113,793	0.59	—	—	527,444
Chilean treasury bonds	10,086	0.81	214,738	0.65	33,482	0.47	—	—	258,306
Others Government securities	859	0.63	—	—	—	—	—	—	859

Other financial instruments:
Promissory notes related to deposits in local banks	65,778	0.28	—	—	—	—	—	—	65,778
Chilean mortgage finance bonds	16	1.01	44	1.04	31	0.91	—	—	92
Chilean financial institution bonds	—	—	29,329	1.29	—	—	—	—	29,329
Other local investments	5,843	1.25	14,480	1.29	33,252	1.23	56	0.92	53,630

Financial instruments issued abroad:
Foreign Government and central bank instruments	132,086	0.05	340,439	0.05	117,231	0.05	39,541	0.05	629,297
Other foreign investments	135,035	2.35	168,072	8.63	46,917	8.16	10,031	6.15	360,053
Impairment provision	—	—	—	—	—	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other foreign investments	—	—	—	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—	—	—	—

Total	431,375	0.22	1,099,080	0.37	344,706	0.38	49,628	0.04	1,924,788

Held to maturity	Within one year	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in million of Ch$, except for percentages)
Chilean Central Bank and Government securities:
Chilean Central Bank securities	—	—	—	—	—	—	—	—	—
Chilean treasury bonds	—	—	—	—	—	—	—	—	—
Other Government securities	—	—	—	—	—	—	—	—	—

Other financial instruments:
Promissory notes related to deposits in local banks	—	—	—	—	—	—	—	—	—
Chilean mortgage finance bonds	—	—	—	—	—	—	—	—	—

Held to maturity	Within one year	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
(in million of Ch$, except for percentages)
Chilean financial institution bonds	—	—	—	—	—	—	—	—	—
Other local investments	2,171	0.96	3,372	0.96	—	—	—	—	5,543

Financial instruments issued abroad:
Foreign government and central bank instruments	—	—	—	—	—	—	—	—	—
Other foreign investments	149,932	1.01	8,968	0.05	—	—	5,748	0.05	164,648
Impairment provision	—	—	—	—	—	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—	—	—	—

Total	152,103	0.01	12,340	0.26	—	—	5,748	—	170,191

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

Liquidity Management

We seek to ensure that, even under adverse conditions; we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated. See “Item 11. Quantitative and Qualitative Disclosures about Financial Risk” for more detailed information relating to the methods we employ in managing our liquidity.

Cash Flow

The tables below set forth information about our main sources and uses of cash. No legal or economic restrictions exist on the ability of our Chilean subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations in the Chilean Corporations Law regarding loans to related parties, and dividend payments. In addition, no legal or economic restrictions exist on the ability of our Colombian subsidiaries to transfer funds to us in the form of cash dividends. However, in the case of CorpBanca Colombia, for the following four to five years there is a possibility that shareholders may vote to capitalize such dividends in order to meet current capital adequacy requirements following Basel standards, as they did in respect of 2013 dividends, 2014 dividends and 2015 dividends. CorpBanca Colombia may also transfer funds to CorpBanca in the form of loans, as long as they abide by the regulations in the Colombian financial law regarding loans to related parties. Colombian subsidiaries (other than CorpBanca Colombia) may not transfer funds to us in the form of loans, due to their limited corporate purpose.

Net Cash (Used in) Provided by Operating Activities

	For the Year Ended December 31,
	2013	2014	2015
	(in million of constant Ch$ as of December 31, 2015)
Net cash (used in) provided by operating activities	227,949	(338,361)	239,571

Our net cash provided by operating activities for the year ended December 31, 2015 increased from Ch$(338,361) million in 2014 to Ch$239,571 million in 2015. This increase in net cash provided by operating activities was mainly due to (i) the negative impact of the slowdown both in the Chilean and the Colombian economies in our loan portfolio; and (ii) the depreciation of the Chilean peso against the US dollar.

Net Cash (Used in) Investing Activities

	For the Year Ended December 31,
	2013	2014	2015
	(in million of constant Ch$ as of December 31, 2015)
Net cash used in investing activities	(277,704)	(106,810)	(33,845)

Our net cash used in investing activities decreased from Ch$(106,810) million for the year ended December 31, 2014 to Ch$(33, 845) million for the year ended December 31, 2015. This 68.3% decrease in net cash used in investing activities was mainly due to the fact that in 2015 we did not made any significant investment.

Net Cash Provided by Financing Activities

	For the Year Ended December 31,
	2013	2014	2015
	(in million of constant Ch$ as of December 31, 2015)
Net cash provided by financing activities	649,518	515,980	(410,813)

Our net cash provided by financing activities decreased from Ch$515,980 million for the year ended December 31, 2014 to Ch$(410,813) million for the year ended December 31, 2015. This 179.6% decrease in net cash provided by financing activities was mainly due to due to the fact that we issued less debt due to the economic slowdown, which result was partly offset by an increase in (i) our dividend payment due to the distribution of a special dividend in July 1st, 2015 and (ii) bonds redemption.

Deposits and Other Borrowings

The following table sets forth our average month-end balance of our liabilities for the years ended December 31, 2013, 2014 and 2015, in each case together with the related average nominal interest rates paid thereon.

	As of December 31,
	2013			2014			2015
	Average Balance	Interest Paid	Average Normal Rate	Average Balance	Interest Paid	Average Normal Rate	Average Balance	Interest Paid	Average Normal Rate
	(in millions of Ch$ except for percentages)
Time deposits	7,055,890	361,643	5.1%	7,849,494	349,165	4.4%	8,230,208	329,608	4.0%
Central Bank borrowings	—	—	—	—	—	—	—	—	—
Repurchase agreements	269,419	14,736	5.5%	345,097	28,142	8.2%	645,487	36,484	5.7%
Mortgage finance bonds	130,991	8,323	6.4%	105,851	10,466	9.9%	87,375	7,256	8.3%
Bonds	2,199,545	119,888	5.5%	2,609,908	200,804	7.7%	3,025,930	197,730	6.5%
Other interest bearing-liabilities	2,283,273	44,826	2.0%	3,210,058	100,663	3.1%	3,310,424	107,823	3.3%
Subtotal interest-bearing liabilities	11,939,118	549,416	4.6%	14,120,408	689,240	4.9%	15,299,424	678,901	4.4%

Non-interest bearing liabilities:
Non-interest bearing deposits	1,471,475			2,731,621			2,680,291
Derivates	230,679			520,154			734,324
Other non-interest bearing liabilities	380,933			468,959			633,989
Equity	1,376,012			1,504,727			1,326,176
Subtotal non-interest bearing liabilities	3,459,098	—		5,225,461	—		5,374,781	—

Total	15,398,216	549,416		19,345,868	689,240		20,674,205	678,901

Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy. Our most important source of funding is our time deposits. Time deposits represented 53.8% of our average interest bearing liabilities for the year ended December 31, 2015. We continue to place special emphasis on increasing deposits from retail customers, which consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us. Our total checking accounts and other demand liabilities increased by 12.05% as of December 31, 2015 compared to December 31, 2014. To the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of letters of credit loans in Chile’s domestic capital markets. Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not currently conduct any significant research and development activities.

D.	TREND INFORMATION

Our net interest income for the year ended December 31, 2015 decreased to Ch$620,579 million, or by (1.6)%, when compared to the year ended December 31, 2014. Generally, our net interest income is positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income is negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Currently, we have more UF-denominated assets than liabilities.

Our operating income depends significantly on our net interest income. For the years ended December 31, 2013, 2014 and 2015, net interest income over total operating income represented 65.1%, 63.6% and 63.0%, respectively. Changes in market interest rates may affect the interest rates earned on our interest-earning assets and the interest rates paid on our interest bearing liabilities, which may result in a further reduction in our net interest income.

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

The following are the most important trends, uncertainties and events that are reasonably likely to affect us or that would cause the financial information disclosed herein not to be indicative of our future operating results or financial condition:

•	Higher levels of uncertainty related to the expectation of a possible global economic recession and a higher than expected slowdown of Chinese economic activity, which may translate into an upward adjustment of risk premium and higher global interest rates;

•	In this context, the upturn in the Chilean and/or Colombian economies could be weaker than expected. Higher than anticipated unemployment rates and lower economic growth could increase provision expenses and decrease our rate of loan growth in the future; and

•	Finally, uncertainty relating to the implementation of the Labor Reform do not allow us to predict its effects.

Also see “Item 5. Operating and Financial Review and Prospects—A. Operating Results”.

E. OFF-BALANCE SHEET ARRANGEMENTS

We are party to transactions with off-balance-sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements and include commitments to extend credit. These commitments include contractual arrangements to which an unconsolidated entity is a party, under which CorpBanca has:

•	Any obligation under certain guarantee contracts;

•	A retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;

•	Any obligation under certain derivative instruments;

•	Any obligation under a material variable interest held by CorpBanca in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to CorpBanca, or engages in leasing, hedging or research and development services CorpBanca.

Such commitments are agreements to lend money to a customer at a future date, subject to the customer’s compliance with contractual terms. Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements. The aggregate amount outstanding of these commitments was Ch$5,582,672 million as of December 31, 2015.

Contingent loans are those operations or commitments in which the bank assumes a credit risk upon committing itself to third parties, before the occurrence of a future event, to make a payment or disbursement that must be recovered from its clients.

The bank keeps a record of the following balances related to commitments or to liabilities of its own line of business in memorandum accounts: collateral and guarantees, confirmed foreign letters of credit, letters of credit, bank guarantees, cleared lines of credit, other credit commitments and other contingencies.

The total amount of contingent loans held off balance sheet as of December 31, 2013, 2014 and 2015 was Ch$2,751,929 million, Ch$3,191,435 million and Ch$3,285,411 million, respectively. Contingent loans are considered in the calculation of risk weighted assets and capital requirements as well as for credit risk reserve requirements.

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

In addition to the scheduled maturities of our contractual obligations which are included under “—Liquidity and Capital Resources—Sources of Liquidity” above, as of December 31, 2015, we also had other commercial commitments which mainly consist of open and unused letters of credit, together with guarantees granted by us in Ch$, UF and foreign currencies (principally U.S. dollars). We expect most of these commitments to expire unused.

The following table includes both the accrued interest and the interest expense projected over time of each contractual obligation as of December 31, 2015. For variable rate debt and interest rate swaps and other derivatives, where applicable, the interest rates upon which we based our contractual obligations going forward are based on the applicable forward curves. For any cross-currency swaps or other derivatives as applicable, the foreign currency exchange rate used was spot.

Contractual Obligations (*)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in million of Ch$)
Time deposits and saving accounts	7,948,599	637,279	31,111	100,488	8,717,477
Deposits and other demand liabilities	2,529,999	1,901,621	—	—	4,431,619
Bank obligations	1,280,826	288,470	12,369	86,555	1,668,219
Investments under repurchase agreements	260,631	—	—	—	260,631
Issued debt instruments	441,817	191,933	1,124,216	1,469,589	3,227,554
Other financial liabilities	9,597	1,077	295	3,506	14,475
Financial derivative contracts (all speculative and hedging instruments)	(40,252)	(89,094)	(97,265)	(70,045)	(296,655)
Total contractual obligations	12,431,216	2,931,285	1,070,726	1,590.093	18,023,321

(*)	The variable rates projections are obtained from the FRA rates of the respective projection curves. The parities used to convert the amounts to Chilean pesos correspond to the accounting parities used in the referred date.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

We are managed by our CEO (Gerente General) under the direction of our board of directors, which, in accordance with the Company’s by-laws, consists of nine directors and two alternates who are elected at our annual shareholders’ meetings. Pursuant to the provisions of our bylaws, members of the board of directors are generally elected for three-year terms. All of the members of the board of directors were elected on March 11, 2016 for a three-year period; however, it has been announced that after the consummation of the Itaú-CorpBanca Merger, a new board of directors will be appointed for the merged bank. Cumulative voting is permitted for the election of directors. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. Our principal executive officers are appointed by the board of directors and the CEO and hold their offices at the discretion of the board of directors and the CEO. Scheduled meetings of the board of directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the board of directors, by one or more directors with the prior approval of the Chairman of the board of directors, or by five directors. None of the members of our board of directors has a contract or agreement which entitles any director to any benefits upon termination of employment with us.

Our current directors are as follows:

Directors	Position	Age
Jorge Andrés Saieh Guzmán	Chairman and director	45
Fernando Aguad Dagach	First vice chairman and director	56
Jorge Selume Zaror	Second vice chairman and director	64
Ana Beatriz Holuigue Barros	Director	60
Julio Barriga Silva	Director	78
Francisco Mobarec Asfura	Director	65
Gustavo Arriagada Morales	Director	62
José Luis Mardones Santander	Director	65
Hugo Verdegaal	Director	66
María Catalina Saieh Guzmán	Alternate director	33
Álvaro Barriga Oliva	Alternate director	44

Jorge Andrés Saieh Guzmán became a director on August 25, 1998. On February 2, 2012, Mr. Saieh Guzmán became the chairman of our board of directors. Mr. Saieh Guzmán also serves as the chairman of the board of directors for Consorcio Periodístico de Chile S.A. Mr. Saieh Guzmán has also served as the vice chairman of the board of AFP Protección, as a member of the board of AFP Provida, as member of the board of the Chilean National Press Association and as a member of the board of our former affiliate, CorpBanca Venezuela. Mr. Saieh Guzmán also serves similar positions on a variety of different boards. Mr. Saieh Guzmán received a B.A. in Business and Administration and graduated from the Universidad Gabriela Mistral. Mr. Saieh Guzmán holds a

Masters in Economics and a Masters in Business and Administration from the University of Chicago. Alvaro Saieh Bendeck is the father of Mr. Saieh Guzmán. Jorge Andres Saieh Guzmán and María Catalina Saieh Guzmán are siblings.

Fernando Aguad Dagach became a director on June 18, 1996. On February 2, 2012, Mr. Aguad became our first vice chairman. Mr. Aguad has previously held similar positions in a variety of institutions including Interbank Perú, Banco Osorno y La Unión and Canal de Televisión La Red. Mr. Aguad is an investor in financial institutions.

Jorge Selume Zaror became a director on May 23, 2001. On February 2, 2012, Mr. Selume became our second vice chairman. Mr. Selume also serves as director of the board, among others, for Clinica Indisa, Andean Region – Laureate International, Universidad Andrés Bello, Universidad Las Americas, Instituto Profesional AIEP and Blanco y Negro. Prior to this, Mr. Selume was a director on the board of directors of Banco Osorno y La Unión, a director of the government budget office of Chile, chairman of our former affiliate CorpBanca Venezuela and the CEO of CorpBanca between 1996 and 2001. Mr. Selume received a B.A. in Business and Administration and graduated from the Universidad de Chile. Mr. Selume holds a Masters in Economics from the University of Chicago.

Ana Beatriz Holuigue Barros became a director on October 20, 2015 after serving as alternate director since August 30, 2011. Previously, Ms. Holuigue was a professor at the Universidad Católica de Chile and served various roles at COPEC. She currently serves on the board of directors of Grupo de Radios Dial, Copesa and Supermercados de Chile S.A., among others. She received a B.A. in Business and Administration from the Universidad Católica de Chile.

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

José Luis Mardones Santander became a director on March 12, 2013. Mr. Mardones currently serves as partner and director of Mardones y Marshall Consultores, independent director of CorpBanca and as director of Corporación CESCO (Centro de Estudios del Cobre y la Minería). Mr. Mardones previously served as chairman of the board of directors of Banco del Estado de Chile, chairman of Empresa Portuaria Valparaíso, director of Metro Regional de Valparaíso (Merval), Empresa Portuaria San Vicente, Instituto de Estudios Bancarios and of certain affiliates of Enami and Colbún. He received a civil engineering degree from the Universidad de Chile as well as a Masters in Law and Diplomacy and an International Studies Ph.D from Tufts University, The Fletcher School of Law and Diplomacy.

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

María Catalina Saieh Guzmán became an alternate director on February 2, 2012. Ms. Saieh previously served as cultural associated and opinion associated editor at La Tercera newspaper. Ms. Saieh was also vice-chairman of the board of Consorcio Periodístico de Chile S.A. (COPESA) during 2007 and chairman of the board of CorpVida Insurance Company. In 2010, she became chairman of the board of Fundación Descúbreme and chairman of the board Fundación Educacional Colegio El Golf. Ms. Saieh is a member of the board of Fundación CorpArtes. Ms. Saieh also serves similar positions on a variety of different boards. She holds a B.A. in English and a M.A. in Literature from Pontificia Universidad Católica de Chile. She also holds a M.B.A. from the

University of Chicago, Booth School of Business. Alvaro Saieh Bendeck is the father of María Catalina Saieh Guzmán. María Catalina Saieh Guzmán and Jorge Andres Saieh Guzmán are siblings.

Alvaro Barriga Oliva became an alternate director on March 20, 2015. Mr. Barriga has been the general counsel of Corp Group for the last 15 years. He previously served as a member of the board of directors of SMU S.A. (20011-2014) and as general counsel of COPESA. He received his Law degree from the Diego Portales University and holds a Masters in Corporate Law from New York University.

Our current Executive Officers are as follows:

Executive Officer	Position	Age
Fernando Massú Tare*	Chief Executive Officer	57
Eugenio Gigogne Miqueles	Chief Financial Officer	50
José Francisco Sánchez Figueroa	Corporate Director – Wholesale banking	60
Cristián Canales Palacios	Corporate Director – Legal & Control	50
Richard Kouyoumdjian Inglis	Corporate Director – Products, Marketing & Quality Service	49
Jorge Hechenleitner Adams	Division Head – Wealth Management	57
Gerardo Schlotfeldt Leighton	Division Head – Banco Condell	54
Pedro Silva Yrarrázaval	Division Head – International and Finance	54
Jorge Garrao Fortes	Division Head – Retail Credit Risk	42
José Brito Figari	Division Head – Commercial Credit Risk	53
Patricia Retamal Bustos	Division Head – Synergies & Customer Service	42
Rodrigo Oyarzo Brncic	Division Head – Corporate & Large Companies	43
Ricardo Torres Borge	Division Head – Real Estate	49
Rodrigo Arroyo Pardo	Division Head – Wholesale Treasury	43
Gerardo Reinike Herman	Division Head – Commercial Financial Products	44
Pablo de la Cerda Merino	Division Head – Legal Services	56
Marcela Leonor Jiménez Pardo	Division Head – Human Resources	39
Américo Becerra Morales	Division Head – Operations & IT	53
Cristián Guerra Bahamondes	Division Head – IT	38
Jorge Max Pozuelos	Officer – Retail Banking	44
Hernan Cerda Jaramillo	Officer – SME Banking	41
Patricio Jimenez Anguita	Officer – Companies Banking	58
José Manuel Mena Valencia	Comptroller Division Head**	59
Felipe Cuadra Campos	Compliance Division Head**	40
Fernando Burgos Concha	General Manager – New York Branch	61
Jaime Munita Valdivieso	Chief Executive Officer – Banco CorpBanca Colombia	45

*	Mr. Fernando Massú Taré’s tenure as CorpBanca’s Chief Executive Officer terminated on March 28, 2016 after his resignation and Mr. Cristián Canales Palacios was appointed as Chief Executive Officer until the consummation of the Itaú-CorpBanca Merger.
**	Each of Mr. José Manuel Mena Valencia and Mr. Felipe Cuadra Campos reports to the audit committee and coordinates with senior management through the director of Legal & Control.

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

José Francisco Sánchez Figueroa became corporate director of Wholesale Banking in March 2012. Previously, he served as the Division Manager of CorpBanca since October 2009. Mr. Sánchez served as Deputy Head Large Companies and

Corporate at CorpBanca, as well as other postings within the area (1996-2009). Mr. Sánchez received a B.A. in Business and Economics from the Universidad Católica de Chile.

Cristián Canales Palacios became corporate director of Legal & Control in March 2012. Mr. Canales also served as Interim CEO from December 29, 2011 to February 5, 2012 following the resignation of Mario Chamorro Carrizo. Previously, he served as Division Manager of Legal Services from 2003 to 2012. Mr. Canales served as our Legal Services Manager from 2002 to February 2003 and as Senior Attorney from 1996 to 2001. From 1989 to 1996, Mr. Canales served as an attorney for Banco Osorno y La Unión. Mr. Canales received a law degree from the Universidad de Chile.

Richard Kouyoumdjian Inglis became corporate director of Products, Marketing & Quality Service in September 2014. He previously served as director of Shared Services between March 2012 and August 2014. He also previously served as the CFO and Chief Administrative Officer for the South American, Caribbean and Central America regions of Citigroup. Mr. Kouyoumdjian received a BSC in Naval Weapons Engineering from the Academia Politécnica Naval and a M.B.A. from the Universidad Católica de Chile. He also attended postgraduate studies at the Universities of Chicago and Cornell.

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

Ricardo Torres Borge became Division Head of Real Estate in March 2012. Previously, he worked in Banco Santander’s Investment Banking area for sixteen years under the following positions: Investment Funds director, General Manager of Santander S.A. Administradora de Fondos de Inversión, Head of Real Estate Investment Banking Latam, Head of Structured Finance, Head of Corporate, Investment Banking and M&A, and Head of Equities. He was also in charge of Euroamérica’s Corporate Finance area for one year in 2011. Mr. Torres received an undergraduate degree in Commercial Engineering/accountants from Pontificia Universidad Católica de Chile.

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

Gerardo Reinike Herman became Division Head of Commercial Financial Products in December 2013. Prior to his new position he served as Manager of Financial Products since December 2008 with the responsibility over the sales force of Money Desk of CorpBanca. Previously, Mr. Reinike worked for 12 years at the Money Desk at Banco Santander Chile in different positions. Mr. Reinike has B.A. in Business and Administration from Universidad Andrés Bello.

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

Jorge Max Pozuelos became Retail Banking Officer in October 2009. Previously he served as “Gerente Zonal en la División Comercial Personas” since 2006. Mr. Max received a B.A. in Business and Administration from Universidad Diego Portales and a M.B.A. from the Universidad Católica de Chile.

Hernán Cerda Jaramillo became SME Banking Officer in June 2015. Previously he served as SME and Companies Officer since 2010. Mr. Cerda received a B.A. in Business and Administration from Universidad Diego Portales.

Patricio Jimenez Anguita became Companies Banking Officer in June 2015. Previously he served as Commercial Credit Risk Officer since 2004. Mr. Jimenez received an undergraduate degree in Industrial Civil Engineering from the Universidad de Santiago.

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

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the individual compensation of our directors or officers. For the year ended December 31, 2015, we paid fees to each of our directors in the amount of UF100 per month and the chairman UF600 per month. No amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers. In the ordinary shareholders’ meeting held on March 11, 2016, the board of directors agreed to continue to pay each director UF100 per month and the chairman UF600 per month. We also engage in transactions with companies controlled by certain of our directors under the applicable requirements of the Chilean Corporations Act. See “Item 7.B. Related Party Transactions”. In the year ended December 31, 2015, we paid our senior management and directors-audit committee members an aggregate of Ch$18,622 million. Chilean law does not require us to have a compensation committee.

C.	BOARD PRACTICES

The period during which the directors have served in their office is shown in the table under Section A of this Item 6. The date of expiration of the current term of office is shown in the table below:

Director	Date of Expiration of Term
Jorge Andrés Saieh Guzmán	March 2019
Fernando Aguad Dagach	March 2019
Jorge Selume Zaror	March 2019
Ana Beatriz Holuigue Barros	March 2019
Julio Barriga Silva	March 2019
Francisco Mobarec Asfura	March 2019
Gustavo Arriagada Morales	March 2019
José Luis Mardones Santander	March 2019
Hugo Verdegaal	March 2019
María Catalina Saieh Guzmán	March 2019
Alvaro Barriga Oliva	March 2019

Pursuant to the provisions of our bylaws, the members of the board are generally renewed every three years, based on length of service and according to the date and order of their respective appointments. In the Ordinary Shareholders’ Meeting held on March 11, 2016, the board of directors of CorpBanca was renewed in its entirety. Consequently, the nine persons listed above were elected as holders of the office of director until the next shareholders meeting to be held approximately 10 days after the completion of our legal merger with Banco Itaú Chile.

BOARD COMMITTEES

Audit Committee

Our board maintains an audit committee which is currently comprised of five members, including four directors and one non-director members. The current members of the audit committee are Messrs. Gustavo Arriagada Morales, who chairs it, José Luis Mardones Santander, Hugo Verdegaal, María Catalina Saieh Guzmán and Juan Echeverría González. The permanent consultant was Mr. Alejandro Ferreiro Yazigi.

The main duties of the audit committee are to review the efficiency of internal control systems, to ensure compliance with laws and regulations and to have a clear understanding of the risks involved in our business. The SBIF recommends that at least one of the members of the audit committee, who must also be a member of the board of directors, be experienced with respect to the accounting procedures and financial aspects of banking operations. The members of the audit committee appointed by the board of directors must be independent according to the criteria set by the board of directors. Moreover, they may not accept any payment or other compensatory fee from us, other than in their capacity as members of the board of directors, of the audit committee or of other committees. All the members of the audit committee receive a monthly remuneration.

A description of the experience and qualifications for Messrs. Gustavo Arriagada Morales, José Luis Mardones Santander, Hugo Verdegaal and María Catalina Saieh Guzmán, each of whom is a director of the Company is included in Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management. Below we include a summary of the experience and qualification for Juan Echeverría González, who is a non-director member of the audit committee.

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

The audit committee’s responsibilities are, among others:

•	proposing external auditors and rating agencies to the directors’ committee;

•	analyzing and supervising the activities, organizational structure and qualifications of our internal auditing staff, who report directly to the audit committee;

•	analyzing rating agencies’ reports and their content, procedures and scope;

•	approving the audit plan for us and our affiliates;

•	reviewing audits and internal reports;

•	coordinating with internal and external auditors;

•	reviewing annual and interim financial statements and informing the board of directors of the results of such reviews;

•	reviewing the reports, procedures and extent of the work of external auditors;

•	reviewing the procedures and content of reports from external risk evaluators;

•	discussing the effectiveness and reliability of internal control procedures;

•	reviewing the performance of information systems, their sufficiency, reliability and use in decision making;

•	discussing the observance of internal regulations related to compliance with laws and regulations;

•	investigating suspected fraudulent activities;

•	reviewing the inspection reports, instructions and presentations from the SBIF;

•	reviewing compliance with the annual program of internal auditing;

•	informing the board of directors of any change in accounting principles and its effects;

•	setting procedures for the reception, consideration and treatment of complaints regarding accounting, internal accounting controls or other auditing matters, and for the confidential submission by employees of questionable matters regarding accounting or auditing matters;

•	ensuring that internal auditing has the resources and sufficient support to properly perform its duties; monitoring the solutions provided to identified matters; and generally ensuring the implementation and consolidation of best practices in the bank.

•	approving the crime prevention model and designating the company that will certify it;

•	reviewing semiannually the performance of the compliance manager and ensuring that he or she is empowered with sufficient authority and resources to fulfill his or her duties;

•	approving the audit charter, the code of ethics and the internal auditing manual;

•	reviewing the strategic plan, budget and human resource structure of the bank’s comptroller;

•	proposing to the board of directors the appointment, reappointment or removal of the comptroller manager, evaluating his or her performance and approving his or her annual compensation;

•	examining any alleged fraud and potential breaches of laws and regulations communicated through internal auditing;

•	setting criteria for the selection and evaluation of the external auditors; and

•	verifying the compliance of the rotation policy for external auditors.

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

Directors Committee

Our board maintains a directors committee which is currently comprised of four members, including three directors and one non-director members. The current members of the directors committee are Messrs. Gustavo Arriagada Morales, who chairs it, Hugo Verdegaal, José Luis Mardones Santander and Juan Echeverría González.

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

The committee is composed of five directors and is empowered to engage external consultants. During 2015, Ms. María Catalina Saieh Guzmán was the chairperson of the committee and the other members were Ms. Ana Holuigue Barros, Mr. José Luis Mardones Santander, Mr. Gustavo Arriagada Morales and Mr. Alvaro Barriga Oliva (all of whom were directors). The permanent consultant was Mr. Alejandro Ferreiro Yazigi.

During 2015, the committee met 10 times.

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

Social and Environmental Committee

The purpose of this committee is to adopt measures to ensure proper and efficient assessment of social and environmental impacts generated by the activities and projects that we finance, to meet the requirements of the IFC and to reduce the risks to us of assuming the costs transferred by these indirect social and environmental risks. Additionally, this committee proposes internal policies and procedures on environmental and corporate social responsibility matters to the Bank’s board of directors.

The committee is comprised of the persons holding the positions of corporate director of Legal and Control, corporate director of Wholesale banking, Commercial Credit Risk Division Head, Companies and Retail Banking Division Head, Large Companies and Corporate Division Head, International Banking Officer, SME Banking Officer, Companies Banking Officer, Legal Services Division Head and the Environmental Officer. The committee may invite to its meetings any Bank executive or associate that it deems necessary.

D. EMPLOYEES

As of December 31, 2015, on a consolidated basis, we had 7,545 employees. Approximately 37.5% of our employees were unionized as of December 31, 2015. All management positions are held by non-unionized employees. We believe that we have good relationships with our employees and the unions to which some of our employees belong. Our employees are covered by a collective bargaining agreement, which we entered into on August 1, 2014, which provides for improved benefits and has a term of four years.

The table below shows our employees by geographic area:

	Year ended December 31,
	2013	2014	2015
Chile	3,724	3,714	3,811
Colombia	3,548	3,716	3,707
United States	26	26	27

Total	7,298	7,456	7,545

E.	SHARE OWNERSHIP

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

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Our only outstanding voting securities are our common shares. As of December 31, 2015, we had 340,358,194,234 common shares outstanding.

The following table sets forth information with respect to the record and beneficial ownership of our capital stock as of December 31, 2015:

Shareholders	Number of Shares	Percentage of Total Share Capital	Number of Votes	Percentage of Voting and Dividend Rights
Corp Group Banking S.A.	148,835,852,909	43.73%	148,835,852,909	43.73%
Compañía Inmobiliaria y de Inversiones Saga SpA (1)	20,918,589,773	6.15%	20,918,589,773	6.15%
Cía. de Seguros Confuturo S.A. (former CorpVida)	—	—	—	—
Cía. de Seguros CorpSeguros S.A.	—	—	—	—
Others investment companies	—	—	—	—

Total Saieh Group	169,754,442,682	49.88%	169,754,442,682	49.88%

IFC	17,017,909,711	5.00%	17,017,909,711	5.00%

Sierra Nevada Investment Chile Dos Ltda. (Santo Domingo Group)	9,817,092,180	2.88%	9,817,092,180	2.88%

ADRs holders and Foreign investors	71,903,556,140	21.13%	71,903,556,140	21.13%
AFPs (Administradoras de Fondos de Pensiones)	2,901,375,999	0.85%	2,901,375,999	0.85%
Securities Brokerage	32,526,108,137	9.56%	32,526,108,137	9.56%
Insurance Companies (2)	8,686,054,604	2.55%	8,686,054,604	2.55%
Other minority shareholders (3)	27,751,654,781	8.15%	27,751,654,781	8.15%

Others	143,768,749,661	42.24%	143,768,749,661	42.24%

Total	340,358,194,234	100.00%	340,358,194,234	100.00%

(1)	Includes 926,513,842 shares owned by Saga that are under custody.
(2)	Since November 2013, includes Conseguros (former CorpVida) and CorpSeguros (1.18%) which are no longer controlled by the Saieh Group.
(3)	Includes Moneda’s funds with a total of 2.69% ownership.

As of February 29, 2016, ADR holders (through the depositary) and foreign investors held approximately 28.49% of our total common shares, represented by five registered shareholders (Deutsche Bank Trust Company Americas - ADRs; Banco de Chile on behalf of non-resident third parties; Banco Itaú on behalf of investors; Banco Santander on behalf of foreign investors; Sierra Nevada Investments Chile Dos Ltda.). The remaining 71.51% of our total shares were held locally, in Chile, represented by 243,375,171,062 shares held by local shareholders. All of our shareholders have identical voting rights.

Corp Group Banking and Saga accounted for approximately 43.73% and 6.15%, respectively, of our outstanding common shares as of December 31, 2015. In connection with the pending Itaú-CorpBanca Merger, between August and September 2014 and February 2016, Corp Group Banking and Saga sold 5,208,000,000 and 344,218 common shares, respectively, of CorpBanca, decreasing its joint share ownership by 1.53%. Corp Group Banking and Saga are each controlled by Mr. Saieh who, together with members of his family, controls CorpBanca.

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

GENERAL

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. The Chilean Corporations Act requires that our transactions with related parties be in our interest and also on an arm’s-length basis or on similar terms to those customarily prevailing in the market. We are required to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. In the event that the transaction is not within the ordinary course of business, prior to its effectiveness, the directors committee must prepare a report describing the conditions of the operation and present it to the board of directors for its express approval. Directors of companies that violate this provision are liable for the resulting losses. Under the Chilean General Banking Act, transactions between a bank and its affiliates are subject to certain additional restrictions.

Under the Chilean Corporations Act, a “related party transaction”, in the case of an open stock corporation, is any operation between such corporation and (i) one or more related persons under article 100 of the Securities Market Act (see below), (ii) a director, manager, administrator, principal officer or liquidator of the corporation, by him/herself or on behalf of persons other than the corporation, or their respective spouses or blood or marriage relatives to the second degree, (iii) an entity of which any of the persons indicated in the previous numeral is the direct or indirect owner of ten percent or more of its capital or a director, manager or officer, (iv) a person or entity determined as such by the by-laws of the corporation or the board committee, and (v) an entity in which a director, manager, administrator, principal officer or liquidator of the corporation, has acted in any of those capacities during the immediately previous 18 months.

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

A publicly-traded corporation may only enter into a related transaction when its aim is to contribute to the corporate general interests, its conditions are set at arm’s length and the corporation has followed the procedure indicated in the Chilean Corporations Act. The procedure to approve a related transaction can be summarized as follows: (i) the directors, managers, administrators, principal officers and liquidators involved in the potential transaction must give notice thereof to the board (these persons are obligated to disclose their interest in the transaction and their reasons to justify the convenience of the transaction for the corporation, both of which must be informed to the public), (ii) the absolute majority of the board, excluding any director involved in the transaction, must approve the transaction, (iii) the approval given by the board must be informed to the next shareholders’ meeting, (iv) if the directors involved in the transaction form the majority of the board, the transaction may only be approved by the unanimity of the remaining directors or by two-thirds of the issued voting shares in the corporation in a shareholders’ meeting, and (v) where the approval of the shareholders’ meeting is required, the board will request an independent appraiser to submit to the shareholders the conclusions regarding the conditions of the transaction.

These rules are not applicable to non-material transactions in terms of amounts involved, transactions included in the ordinary course of business of the corporation, according to the policies approved by the board and transactions with another entity of which the corporation owns at least 95% of its shares or rights.

Non-compliance with these rules does not invalidate the transaction, but the persons involved will be obligated to transfer the benefit accrued thereby from the transaction to the corporation and will be held liable for the potential damages suffered by the corporation. These rules apply to all publicly-traded corporations and to their subsidiaries, regardless of their corporate type.

We believe that we have complied with the applicable requirements of the Chilean Corporations Act in all transactions with related parties and affirm that we will continue to comply with such requirements.

As of December 31, 2013, 2014 and 2015, loans to related parties totaled Ch$364,424 million, Ch$228,989 million and CCh$131,858 million, respectively, and related party receivables, other than loans, totaled Ch$27,325 million, Ch$18,157 million and CCh$16,805 million, respectively. See Note 33 to our financial statements for a more detailed accounting of transactions with related parties.

LOANS TO RELATED PARTIES

As of December 31, 2013, 2014 and 2015, loans to related parties were as follows:

As of December 31, 2015	Operating Companies	Investment Companies	Individuals
	(in million of constant Ch$ as of December 31, 2015)
Loans and receivables to customers:
Commercial loans	86,595	24,406	3,863
Mortgage Loans	—	—	16,451
Consumer Loans	—	—	2,362

Loans and receivables to customers - gross	86,595	24,406	22,676
Provision for loan losses	(1,731)	(6)	(82)

Loans and receivables to customers, net	84,864	24,400	22,594

Other	28,972	674	2,910

As of December 31, 2014	Operating Companies	Investment Companies	Individuals
	(in millions of constant Ch$ as of December 31, 2014)
Loans and receivables to customers:
Commercial loans	181,576	31,351	1,741
Mortgage Loans	—	—	14,580
Consumer Loans	—	—	2,592

Loans and receivables to customers - gross	181,576	31,351	18,913
Provision for loan losses	(2,650)	(154)	(47)

Loans and receivables to customers, net	178,926	31,197	18,866

Other	76,396	312	2,304

As of December 31, 2013	Operating Companies	Investment Companies	Individuals
	(in millions of constant Ch$ as of December 31, 2013)
Loans and receivables to customers:
Commercial loans	161,421	193,076	1,915
Mortgage Loans	—	—	16,267
Consumer Loans	—	—	4,956

Loans and receivables to customers - gross	161,421	193,076	23,138
Provision for loan losses	(2,334)	(10,792)	(86)

Loans and receivables to customers, net	159,087	182,284	23,053

Other	71,457	332	2,166

All loans to related parties were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. During 2013, 2014 and 2015, and in accordance with IFRS, the total gross amounts of related party loans outstanding amounted to Ch$435,106 million, Ch$272,962 million and Ch$284,941 million, respectively.

OTHER TRANSACTIONS WITH RELATED PARTIES

During 2013, 2014 and 2015, we had the following income (expenses) from services provided to (by) related parties:

	For the year ended December 31,
	2013	2014	2015
Company	Income (expenses)	Income (expenses)	Income (expenses)
	(in million of nominal Ch$)

Transbank S.A.	(2,430)	(3,617)	(5,469)
Inmobiliaria Edificio Corp Group S.A.	(2,740)	(3,067)	(4,298)
Corp Group Interhold S.A. and Corp Group Holding Inversiones Ltda.	(2,632)	(2,805)	(2,664)
Redbanc S.A.	(1,782)	(2,016)	(2,028)
Promoservice S.A.	(1,508)	(1,188)	(1,677)
Recaudaciones y Cobranzas S.A.	(971)	(1,943)	—
Operadora de Tarjeta de Crédito Nexus S.A.	(846)	(936)	(1,018)
Fundación Corpgroup Centro Cultural	(736)	(1,505)	(3,550)
Fundación Descubreme	(80)	(78)	(193)
Compañía de Seguros Vida Corp S.A.	(318)	(159)	(160)
Empresa Periodistica La Tercera S.A.	(163)	(282)	—
SMU S.A. Rendic Hnos S.A.	(1,928)	(2,092)	(2,054)
Corp Research S.A.		(408)	(426)
CAI Gestion Inmobiliaria S.A		(219)	(58)
Grupo de Radios Dial S.A		(177)	(189)
Hotel Corporation of Chile S.A		(132)	(160)
Pulso Editorial S.A		(111)	(697)
Corp Imagen y diseños S.A		(76)	(89)
Asesorias e Inversiones Rapelco Limitada S.A		(49)	(53)

	(16,134)	(20,859)	(24,783)

These transactions were carried out on terms normally prevailing in the market at the date of the transaction.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 17. Financial Statements”.

LEGAL PROCEEDINGS

We are involved in collections proceedings initiated by us in the normal course of business and certain proceedings against us in the ordinary course of banking business as disclosed in Note 22 to our audited consolidated financial statements included herein.

We are also involved in litigation with the SBIF before the Corte de Apelaciones de Santiago (Santiago Court of Appeals). On December 30, 2015, the SBIF issued letter N° 16,191 (or Letter 16,191) whereby we were informed that as a consequence of the appointment of the former member of our board of directors, Mr. Rafael Guilisasti Gana, as member of the boards of directors of Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. and Sociedad de Inversiones Pampa Calichera S.A., the SBIF had commenced a special review on the corporate group known as “Cascadas” in order to verify our compliance with credit limitations set forth in the Chilean General Banking Act. The SBIF concluded that all the companies of the Cascadas group are part of a “corporate organizational structure” to exercise control over SQM S.A., therefore, they should be considered a single debtor for the purposes of computing the above referenced credit limitations. As a consequence of the above, the SBIF concluded that CorpBanca violated the individual lending limits set forth in article 84 N° 1 of the Chilean General Banking Act in relation to article 85 of the same norm regarding the companies that constitute the Cascadas group. In light of the foregoing, the SBIF imposed a fine on CorpBanca of 10% of the excess of such credit limitations equal to Ch$21,764,507,494 (U.S.$30.65 million).

Our board of directors, in a special meeting held on January 4, 2016, unanimously instructed the management of the bank to exercise any and all available actions and claims in order to rescind in its entirety Letter 16,191, due to material legal grounds and the fact that in imposing the fine the SBIF violated the most basic principles of due process. Consequently, on January 18, 2016, CorpBanca filed a reclamación (complaint) before the Santiago Court of Appeals against the SBIF, after having paid the full amount of the fine as this advanced payment is a mandatory requirement imposed by the Chilean law in order to file the reclamación. The complaint filed by the bank seeks that Letter 16,191 is declared null and void, together with the fine imposed thereby; the restitution of the funds paid (which are held, in the meantime, in a special account of the SBIF at Banco del Estado de Chile, which can be withdrawn only to reimburse them to CorpBanca if the Court accepts the claim, or to give the amount to the State upon dismissal of the reclamación) by CorpBanca and the complete acquittal of the bank.

Pursuant to local regulation, on March 4th, 2016, the Court gave the SBIF a term to reply to CorpBanca’s claims. Such response was filed on March 17th, 2016.

DIVIDEND POLICY

Under the Chilean Corporations Act, Chilean open stock companies, such as ours, are generally required to distribute at least 30% of their net income each year, unless otherwise agreed by the unanimous consent of our shareholders. In the event of any loss of capital or of the legal reserve, no dividends can be distributed so long as such loss is not recovered from earnings or otherwise. No dividends above the legal minimum can be distributed if doing so would result in the bank exceeding its indebtedness ratio or its lending limits.

At our ordinary shareholders’ meeting held on March 11, 2016, our shareholders approved a new dividend policy for 2016 providing for the distribution of the 100% of the fiscal year’s net income, calculated as total net income for the period less an amount provisioned to comply with the Optimal Minimum Regulatory Capital, as this term is defined in the Shareholders’ Agreement. See Item 10. Additional Information—C. Material Contracts, Shareholders Agreement. Although our board of directors has adopted the aformentioned dividend policy for Corpbanca, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends. Our dividend policy was to distribute at least 50% of each fiscal year net income, calculated as total net income for the period less an amount which maintains capital constant in real terms until March 11, 2016. Dividend distributions in 2013, 2014 and 2015 each amounted to 50%, 57% and 50% of net income for the immediately preceding fiscal year, respectively.

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

	Santiago Stock Exchange		New York Stock Exchange
	Common Stock		ADSs
	High	Low	High	Low
	(Ch$ per share (1))		(US$ per ADS(2))
Annual Price History
2011	8.78	5.81	93.76	17.05
2012	7.40	5.50	23.08	17.11
2013	7.47	4.73	22.19	13.75
2014	7.79	5.92	21.14	15.82
2015	7.90	5.53	18.78	11.70

Quarterly Price History
2013 1st Quarter	6.98	6.44	22.19	20.32
2013 2nd Quarter	6.64	5.25	20.98	15.20
2013 3rd Quarter	5.80	4.73	17.25	13.75
2013 4th Quarter	7.47	5.45	21.15	16.05
2014 1st Quarter	7.49	5.92	21.14	15.82
2014 2nd Quarter	6.92	6.44	18.88	17.38
2014 3rd Quarter	7.71	6.74	19.67	17.55
2014 4th Quarter	7.79	7.17	20.20	17.36
2015 1st Quarter	7.68	6.60	18.54	15.82
2015 2nd Quarter	7.90	6.71	18.78	16.34
2015 3rd Quarter	7.00	6.07	16.48	12.91
2015 4th Quarter	6.37	5.53	14.09	11.70

Monthly Price History
September 2015	6.43	6.11	14.55	12.91
October 2015	6.37	6.08	14.09	13.23
November 2015	6.37	6.02	13.62	12.71
December 2015	6.00	5.53	12.96	11.70
January 2016	5.62	5.20	11.74	10.87
February 2016	5.80	5.29	12.68	11.26
March 2016(3)	5.92	5.54	12.56	11.98

Sources: Santiago Stock Exchange Official Quotation Bulletin; NYSE.

1)	Pesos per share reflect nominal price at trade date.
2)	Price per ADS in US$: one ADS represents 5,000 shares of common stock and 1,500 since March 2011.
3)	Information up to March 11, 2016

B. PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Set forth below is material information concerning our share capital and a brief summary of the significant provisions of our by-laws and Chilean law. This description contains material information concerning the shares, but does not purport to be complete and is qualified in its entirety by reference to our by-laws, the Chilean General Banking Act, the Chilean Corporations Act and the Chilean Securities Market Act each referred to below.

GENERAL

Shareholders rights in a Chilean bank that is also a special corporation (sociedad anónima especial) subject to the regulations of open stock corporations (sociedades anónimas abiertas or Public Companies) are governed by the bank’s by-laws, which effectively serve the purpose of both the articles or certificate of incorporation and the by-laws of a company incorporated in the United States, by the Chilean General Banking Act and secondarily, to the extent not inconsistent with the latter, by the provisions of Chilean Corporations Act applicable to Public Companies except for certain provisions which are expressly excluded. Article 137 of the Chilean Corporations Act sets forth that all provisions of the Chilean Corporations Act take precedence over any contrary provision in a corporation’s by-laws. Both the Chilean Corporations Act and our by-laws provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such, are to be brought in Chile in arbitration proceedings, notwithstanding the plaintiff’s right to submit the action to the ordinary courts of Chile.

The Chilean securities markets are principally regulated by the SVS under the Chilean Securities Market Act and the Chilean Corporations Act. In the case of banks, compliance with these laws is supervised by the SBIF. These two acts provide for disclosure requirements, restrictions on insider trading and price manipulation and protection of minority investors. The Chilean Securities Market Act sets forth requirements relating to public offerings, stock exchanges, stock brokers and dealers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Corporations Act sets forth the rules and requirements for establishing Public Companies while eliminating government supervision of closed (closely-held) corporations. Public Companies are those that voluntarily, or are legally required to, register their shares in the Securities Registry.

BOARD OF DIRECTORS

Our board of directors has nine regular members and two alternate members, elected by shareholders’ vote at ordinary shareholders’ meetings. The directors may be either shareholders or non-shareholders of the Company. There is no age limit for directors.

A director remains in office for three years and may be re-elected indefinitely. If for any reason, the ordinary shareholders’ meeting in which the new appointments of directors are to be made is not held, the duties of those serving as such shall be extended until their replacements are designated, in which case, the board of directors shall convene a meeting at the earliest possible time in order to effect the appointments.

The directors are entitled to compensation for the performance of their duties. The amount of their compensation is determined annually at the ordinary shareholders’ meeting. In addition, payments in the form of wages, fees, travel accounts, expense accounts, dues as representatives of the board of directors and other cash payments, payments in kind or royalties of any sort whatsoever, may be paid to certain directors for the performance of specific duties or tasks in addition to their functions as directors imposed upon them specifically by the ordinary shareholders’ meeting. Any special compensation must be reported at the ordinary shareholders’ meeting, and for that purpose, a detailed and separate entry shall be made in our annual report to investors, which shall expressly indicate the complete name of each of the directors receiving special compensation.

Without prejudice to any other incapacity or incompatibility established by the Chilean Corporations Act, according to the Chilean General Banking Act, the following may not be directors: (i) those persons who have been sentenced or are being tried for crimes punishable with a principal or accessory penalty of temporary or permanent suspension from or incapacity to hold public office, (ii) those persons who have been declared bankrupt and have not been rehabilitated, (iii) members of the Chilean Congress, (iv) directors or employees of any other financial institutions, brokers and security traders, together with its directors, officers, executives and managers; employees appointed by the President of Chile and employees or officers of (x) the State, (y) any public service, public institution, semi-public institution, autonomous entity or state-controlled company, or any such entity, a Public Entity, or (z) any enterprise, corporation or public or private entity in which the State or a Public Entity has a majority interest, has made capital contributions, or is represented or participating, provided that persons holding positions in teaching activities in any of the above entities may be directors, and (v) the bank’s employees, which shall not prevent a director from holding on a temporary basis and for a term not to exceed ninety days the position of manager. The CEO may not be elected as a director.

For purposes of the election of directors, each shareholder shall have the right to one vote per share for purposes of electing a single person, or to distribute his votes among candidates as he or she may deem convenient, and the persons obtaining the largest number of votes in the same and single process shall be awarded positions, until all positions have been filled. The elections of regular and alternate board members are carried out separately. For purposes of casting votes, the chairman and the secretary, together with any other persons that may have been previously designated by at the meeting to sign the minutes thereof, shall issue a certificate giving evidence of the oral votes of shareholders attending, following the order of the list of attendance being taken.

Each shareholder is entitled to cast his or her vote by means of a ballot signed by him or her, stating whether he or she signs for his own account or as a representative. This entitlement notwithstanding, in order to expedite the voting process, it can be ordered that the vote be taken alternatively or by oral vote or by means of ballots. At the time of polling, the chairman may instruct that the votes be read aloud, in order for those in attendance to count the number of votes issued and verify the outcome of the voting process.

Every election of directors, or any changes in the election of directors, shall be transcribed into a public deed before a notary public, published in a newspaper of Santiago and notified to the SBIF by means of the filing of a copy of the respective public deed. Likewise, the appointments of general manager, manager and deputy managers shall be communicated and transcribed into a public deed.

If a director ceases to be able to perform his or her duties, whether by reason of conflict of interest, limitation, legal incapacity, impossibility, resignation or any other legal cause, the vacancy is filled as follows: (i) the positions of regular director is filled by a member appointed by the board of directors on its first meeting after the vacancy occurs and such member appointed by the board of directors will remain in the position until the next ordinary shareholders’ meeting, where the appointment may be ratified, in which case, the replacement director will remain in his or her position until the expiration of the term of the director he or she replaced and act as full director; and (ii) while the vacancy has not been filled by the board of directors, an alternate director shall act as regular member.

The alternate directors may temporarily replace regular directors in case of their absence or temporary inability to attend a board meeting. Alternate board members are always entitled to attend and speak at board meetings. They are entitled to vote at such meetings only when a regular member is absent and such alternate member acts as the absent member’s replacement.

During the first meeting following the ordinary shareholders’ meeting, the board of directors elects, by an absolute majority and in separate and secret votes, from among its members, a chairman, a first vice chairman and a second vice chairman. If no director obtains such majority, the election is repeated among those three directors who obtained the most votes, adding any blank votes to the person who obtained the greatest number of votes. In case of a tie, the vote is repeated and, if a tie were to occur again, there is a drawing. The chairman, the first vice president and the second vice president may be reelected indefinitely.

The board of directors meets in ordinary sessions at least once a month, held on pre-set dates and times determined by the board. Extraordinary meetings are held whenever called by the chairman, whether at his own will or upon the request of one or more directors, so long as the chairman determines in advance that the meeting is justified, except if the request is made by the absolute majority of the directors in office, in which case the meeting shall be held without such prior determination. The extraordinary meetings may only address those matters specifically included in the agenda for the extraordinary meeting, except that, if the meeting is attended by all the directors in office, they may agree otherwise by a unanimous vote. Notifications of meetings of the board of directors shall be made by certified letter sent to the address of each director registered with the bank, at least five days in advance of the date on which the ordinary or extraordinary session should be held. The five-day period shall be calculated from the date on which the letter is placed in the mail.

The quorum for the board of directors’ meeting is majority of its members in office, this is five directors. Resolutions shall be adopted by the affirmative vote of the absolute majority of the attending directors. In the event of a tie, the person acting as the chairman of the meeting shall have a casting vote.

Directors having a vested interest in a negotiation, act, contract or transaction that is not related to the bank business, either as principal or as representative of another person, shall communicate such fact to the other directors. If the respective resolutions are approved by the board, it shall be in accordance with the prevailing company’s interest and fair market conditions and such director’s interest must be disclosed at the next ordinary shareholders’ meeting by the chairman of such board meeting.

The discussions and resolutions of the board of directors shall be recorded in a special book of minutes maintained by the secretary. The relevant minutes shall be signed by the directors that attended the relevant meeting. If a director determines that the minutes for a meeting are inaccurate or incomplete, he or she is entitled to record an objection before actually signing the minutes. The minutes shall be deemed approved as from the moment it is signed by all the directors that attended such meeting and all the resolutions adopted may be carried out upon the approval. However, by unanimous consent of the directors that attended the meeting, the resolutions adopted by the board may be carried out before the approval of the minutes, provided that the agreement is recorded in a written document signed by all the relevant directors. In the event of death, refusal or incapacity for any reason of any of the directors attending to sign the minutes, such circumstance shall be recorded at the end of the minutes stating the reason for the impediment.

The directors are personally liable for all of the acts they effect in the performance of their duties. Any director who wishes to disclaim responsibility for any act or resolution of the board of directors must record his or her opposition in the minutes, and the chairman must report such opposition at the following ordinary shareholders’ meeting.

The board will represent us in and out of court and, for the performance of the bank’s business, a circumstance that will not be necessary to prove before third parties, it will be empowered with all the authorities and powers of administration that the law or the by-laws do not set as exclusive to the ordinary shareholders’ meeting, without being necessary to grant any special power of attorney, even for those acts that the law requires to do so. This provision is notwithstanding the judicial representation of the bank that is part of the general manager’s authorities. The board may delegate part of its authority to the general manager, to the managers, deputy managers or attorneys of the bank, a director, a commission of directors, and for specifically determined purposes, in other persons.

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

Article 22 of Chilean Corporations Act states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders’ meetings.

OWNERSHIP RESTRICTIONS

Under Article 12 of the Chilean Securities Market Act and the Regulations of the SBIF, shareholders of Public Companies are required to report the following to the SVS and the Chilean stock exchanges:

•	any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or ceasing to own, directly or indirectly, 10% or more of a Public Company’s share capital; and

•	any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of a Public Company’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

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

Under Article 54 of the Chilean Securities Market Act and the regulations of the SVS, persons or entities intending to acquire control, directly or indirectly, of a Public Company, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such acquisition at least ten business days before the date of perfection of the acts which allow to obtain control of the company, but in any case, as soon as negotiations regarding the change of control are formalized and/or as soon as reserved information and/or documents concerning the target are delivered to the potential acquirer through a filing with the SVS, the stock exchanges and the companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations.

Within the same term, a written communication to such effect must be sent to the target corporation, the controlling corporation, the corporations controlled by the target corporation, the SVS, and to the Chilean stock exchanges on which the securities are listed.

In addition to the foregoing, Article 54A of the Chilean Securities Market Act requires that within two business days of the completion of the transactions pursuant to which a person has acquired control of a Public Company, a notice shall be published in the same newspapers in which the notice referred to above was published and notices shall be sent to the same persons mentioned in the preceding paragraphs.

A beneficial owner of ADSs intending to acquire control of us is also subject to the foregoing reporting requirements.

The provisions of the aforementioned articles do not apply whenever the acquisition is being made through a tender or exchange offer.

Title XXV of the Chilean Securities Market Act on tender offers and the regulations of the SVS provide that the following transactions shall be carried out through a tender offer:

•	an offer which allows a person to take control of a Public Company;

•	an offer for all the outstanding shares of a Public Company upon acquiring two-thirds or more of its voting shares, in which case such controlling shareholder must offer to purchase the remaining shares from the investing shareholders in a tender offer, unless (i) the controlling shareholder has reached two-thirds of the voting shares through a tender offer for all of the shares of the company or due to any of the situations exempted, or (ii) it reaches such percentage as a result of a reduction of the capital of the company by operation of law: such offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the 60 stock exchange business days between the thirtieth and the ninetieth stock exchange business days immediately preceding the acquisition; and

•	an offer for a controlling percentage of the shares of a listed operating company if such person intends to take control of the company (whether listed or not) controlling such operating company, to the extent that the operating company represents 75% or more of the consolidated net worth of the holding company.

Nevertheless, the following exceptions are applicable to all the cases described above (i) the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange, or (ii) those shares are acquired (a) through a capital increase, (b) as a consequence of a merger, (c) by inheritance, or (d) through a forced sale.

Article 200 of the Chilean Securities Market Act prohibits any shareholder that has taken control of a Public Company to acquire, within the period of 12 months from the date of the transaction that permitted such shareholder to take control of the Public Company, a number of shares equal to or higher than 3% of the outstanding issued shares of the target without making a tender offer at a price per share not lower than the price paid at the time of the change of control transaction. However, if the acquisition is made on a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

Title XV of the Chilean Securities Market Act sets forth the basis to determine what constitutes control of a business group and a related party while Title XXV establishes a special procedure for acquiring control of a Public Company through a tender offer. The Chilean Securities Market Act defines control as the power of a person, or group of persons acting pursuant to a joint action agreement, to direct the majority of the votes in the shareholders meetings of the corporation, or to elect the majority of members of its board of directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group of persons acting together pursuant to a joint action agreement holding, directly or indirectly, at least 25% of the voting share capital, unless:

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

According to the Chilean Securities Market Act, a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exists between:

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

According to Article 96 of the Chilean Securities Market Act, a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or securities issued by, them. According to the Chilean Securities Market Act, the following entities are part of the same business group:

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

Article 36 of the Chilean General Banking Act states that as a matter of public policy, no person or company may acquire, directly or indirectly, shares that alone or jointly with the shares previously owned by it, represent more than 10% of the shares of a bank without the prior authorization of the SBIF, which may not be unreasonably withheld. The prohibition also applies to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the SBIF considers a number of factors enumerated in the Chilean General Banking Act, including the financial stability of the purchasing party.

Article 35 bis of the Chilean General Banking Act establishes that prior authorization of the SBIF is required for:

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

Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans (colocaciones), defined by the SBIF to be more than 15% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the SBIF pursuant to a report from the Chilean Central Bank’s Counsel. Alternatively, a purchase, merger or expansion, when the acquiring bank or resulting group would have a market share in loans defined by the SBIF to be more than 20% of all loans in the Chilean banking system, may be conditioned on one or more of the following:

•	that the bank or banks maintain an effective net equity higher than 8% and up to 14% of their risk weighted assets;

•	that the technical reserve established in Article 65 of the Chilean General Banking Act be applicable when deposits exceed one and a half times the resulting bank’s effective net equity (which is the sum of (x) paid-in capital and reserves, plus (y) subordinated bonds up to 50% of letter (x) above under certain terms, plus (z) certain effective risk voluntary reserves up to 1.25% of its risk weighted assets); or

•	that the margin for interbank loans be diminished to 20% of resulting bank’s effective net equity.

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

According to the Chilean General Banking Act a bank may not grant loans to related parties on more favorable terms than those generally offered to non-related parties. Article 84 No. 2 of the Chilean General Banking Act and the Regulations of the SBIF create the presumption, among other cases, that natural persons who are holders of shares and who beneficially own more than 1% of the shares (or 5% in the case of bank’s shares actively traded) are related to the bank and imposes certain restrictions on the amounts and terms of loans made by banks to related parties. This presumption would also apply to beneficial owners of ADSs representing more than 1% of the shares, and accordingly the limitations of Article 84 No. 2 would be applicable to such beneficial owners. Finally, according to the Regulations of the SBIF, Chilean banks that issue ADSs are required to inform the SBIF if any person, directly or indirectly, acquires ADSs representing 5% or more of the total amount of shares of capital stock issued by such bank.

Article 16 bis of the Chilean General Banking Act provides that the individuals or legal entities which, individually or with other people, directly control a bank and who individually own more than 10% of its shares shall send to the SBIF reliable information on their financial situation in the form and within the time set forth in Chapter 1-3 of the regulations of the SBIF (Recopilación Actualizada de Normas). Also, controlling shareholders must submit information regarding their financial situation pursuant to Chapter 1-17 of said regulations.

PREEMPTIVE RIGHTS AND INCREASES OF SHARE CAPITAL

The Chilean Corporations Act provides that whenever a Chilean company issues new shares for consideration, it must offer to its existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentages in the company. Pursuant to this requirement, preemptive rights in connection with any future issuance of shares will be offered by us to the depositary as the registered owner of the shares underlying the ADSs. However, the depositary will not be able to make such preemptive rights available to holders of ADSs unless a registration statement under the Securities Act is effective with respect to the underlying shares or an exemption from the registration requirements thereunder is available.

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

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period that cannot be less than 30 days following the grant of such rights. During such period (except for shares as to which preemptive rights have been waived), Chilean Public Companies are not permitted to offer any newly issued shares for sale to any third party. For an additional 30-day period thereafter, a Chilean company is not permitted to offer any unsubscribed shares for sale to third parties on terms which are more favorable than those offered to its shareholders. Thereafter, unsubscribed shares may be offered through any Chilean stock exchange without any indication of price. Unsubscribed shares that are not sold on a Chilean stock exchange can be sold to third parties only on terms no more favorable for the purchaser than those offered to shareholders.

SHAREHOLDERS’ MEETINGS AND VOTING RIGHTS

An ordinary annual meeting of shareholders is held within the first four months of each year, generally in March and must be called by the board of directors. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy proposed by the board of directors, elects the members of our board of directors and approves any other matter which does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on March 11, 2016.

Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the SBIF. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of written notice which must be published at least three different days in a newspaper of our corporate domicile (currently Santiago) designated by the shareholders at their annual meeting and if a shareholder fails to make such designation, the notice must be published in the Official Gazette pursuant to legal regulations. The first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and to the SBIF, SVS and the Santiago, Valparaiso and Electronic Stock Exchanges. Currently, we publish our official notices in the Diario El Pulso.

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

The following matters can only be agreed upon at an extraordinary shareholders’ meeting:

•	our dissolution;

•	a merger, transformation, division or other change in our corporate form or the amendment of our by-laws;

•	the issuance of bonds or debentures convertible into shares;

•	the conveyance of 50% or more of our assets or the submission of, or changes to any business plan that contemplates the sale of more than 50% of the assets of the company;

•	the conveyance of 50% or more of the assets of a subsidiary, if represent at least 20% of our total assets, and any transfer of shares of a subsidiary that implies the Company loses control of such subsidiary;

•	granting of a security interest or a personal guarantee in each case to secure the obligations of third parties, unless (i) to secure or guarantee the obligations of a subsidiary, in which case the approval of the board of directors will suffice (although this restriction is not applicable to banks: (a) granting sureties, (b) becoming jointly and/or jointly and severally liable with clients or (c) issuing bank guarantees within their course of business) and (ii) in those cases exempted by the Chilean General Banking Act; and

•	other matters that require shareholder approval according to Chilean law or our by-laws.

The matters referred to in the first five items listed above may only be approved at a meeting held before a notary public, who shall certify that the minutes are a true record of the events and resolutions of the meeting.

The by-laws establish that resolutions are passed at shareholders’ meetings by the affirmative vote of an absolute majority of those shares present or represented at the meeting. However, under the Chilean Corporations Act, the vote of a two-thirds majority of the outstanding voting shares is required to approve any of the following actions:

•	a change in corporate form, merger or spin-off;

•	an amendment to our term of existence or early dissolution;

•	a change in corporate domicile;

•	a decrease of corporate capital;

•	the approval of capital contributions in kind and a valuation of the assets contributed;

•	a modification of the authority reserved for the shareholders’ meetings or limitations on the powers of our board of directors;

•	a reduction in the number of members of our board of directors;

•	the conveyance of 50% or more of the corporate assets, regardless of whether it includes liabilities, or the submission of or change to any business plan that contemplates the conveyance of 50% or more of the corporate assets;

•	the conveyance of 50% or more of the assets of a subsidiary, if those assets represent at least 20% of our total assets, and any transfer of shares of a subsidiary that implies the Company loses control of such subsidiary;

•	the manner in which the corporation’s profits shall be distributed;

•	the creation of security interests to secure third-party obligations in excess of 50% of the corporate assets, unless granted to a subsidiary or when exempted by the Chilean General Banking Act (although this restriction is not applicable to banks: (i) granting sureties, (ii) becoming jointly and/or jointly and severally liable with clients or (iii) issuing bank guarantees within their course of business);

•	the acquisition of our own shares, when, and or the terms and conditions permitted by law;

•	the cure of formal defects in the incorporation of the corporation or an amendment to its by-laws related to any of the matters referred to in the preceding bullets;

•	to establish the right of the controller to force other shareholders to sell their shares in case the controller has surpassed 95% of the shares of the company as a result of a tender offer for 100% of its shares under certain circumstances;

•	the approval of material related-party transactions according to Article 147 of the Chilean Corporations Act; or

•	all other matters provided for in our by-laws.

An amendment of our by-laws aimed at the creation, modification, renewal or suppression of preferences, must be approved with the favorable vote of two-thirds majority of the shares of the affected series.

In general, Chilean law does not require a Chilean Public Company to provide the level and type of information that U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company within the 15-day period before the ordinary annual meeting. Under Chilean law, a notice of a shareholders’ meeting listing matters to be addressed at the meeting must be mailed not fewer than 15 days prior to the date of such meeting, and, in cases of an ordinary annual meeting, shareholders must have available an annual report of the company’s activities which includes audited financial statements. In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend.

The Chilean Corporations Act provides that whenever shareholders representing 10% or more of the issued voting shares so request, a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. Similarly, the Chilean Corporations Act provides that whenever the board of directors of a Public Company convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions, or other similar material, it is obligated to include as an annex to its said materials any pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who have requested that such comments and proposals be so included.

DIVIDEND, LIQUIDATION AND APPRAISAL RIGHTS

Under the Chilean Corporations Act, Chilean companies are generally required to distribute at least 30% of their earnings as dividends, unless there is unanimous consent to the contrary. In the event of any loss of capital or of the legal reserve, no dividends can be distributed so long as such loss is not recovered. Also, no dividends of a bank can be distributed if doing so would result in the bank exceeding certain capital ratios.

Dividends that are declared but not paid by the date set for payment at the time of declaration are adjusted from the date set for payment to the date such dividends are actually paid. The right to receive dividends lapses if it is not claimed within five years from the date the dividend is payable.

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

In accordance with the Chilean General Banking Act, our shareholders have no appraisal rights.

APPROVAL OF FINANCIAL STATEMENTS

Our board of directors is required to submit our audited financial statements to the shareholders annually for their approval at the ordinary shareholders meeting. The approval or rejection of such financial statements is entirely within our shareholders’ discretion. If our shareholders reject our financial statements, our board of directors must submit new financial statements not later than 60 days from the date of such rejection. If our shareholders reject our new financial statements, our entire board of directors is deemed removed from office and a new board of directors is elected at the same meeting. Directors who individually approved such rejected financial statements are disqualified for re-election for the ensuing period.

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

Transaction Agreement

This section describes the material terms of (i) the Transaction Agreement executed by CorpBanca, CorpGroup Parent, Itaú Unibanco and Itaú Chile on January 29, 2014 and amended on June 2, 2015; and (ii) the text of the Shareholders’ Agreement contemplated by the Transaction Agreement to be executed by Interhold, Gasa, Compañía Inmobiliaria y de Inversiones Saga SpA, Corp Group Holding Inversiones Ltda., Itaú Unibanco and an entity through which Itaú Unibanco may hold their interest in Itaú-CorpBanca, which has not yet been created, on the closing date of the Itaú-CorpBanca Merger.

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

Additionally, we note that the Shareholders’ Agreement has not been executed, and is not, as of the date hereof, in full force or effect. The Shareholders’ Agreement will be executed by the parties thereto concurrently with the closing of the Itaú-CorpBanca Merger, subject to any changes and modifications, if any, as may be agreed to by the parties to the Shareholders’ Agreement

Capitalized terms used but not defined herein shall have the same meaning as in the Transaction Agreement or the Shareholders’ Agreement, as applicable.

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

The Itaú-CorpBanca Merger

The following transactions will occur prior to the Itaú-CorpBanca Merger:

•	The divestiture by CorpGroup Parent of a number of shares it holds, directly or indirectly, in CorpBanca which, collectively, amount to 1.53% of the capital stock of CorpBanca. Such shares shall be divested to third parties other than CorpGroup Parent and Itaú Unibanco, and are intended to be transferred to minority shareholders of CorpGroup Parent. During 2014, Corp Group Banking S.A. disposed of 5,208,000.000 of its shares of CorpBanca, as a result, it is still required to dispose of 344,218 CorpBanca shares prior to the closing of the Itaú-CorpBanca Merger in order to meet the divestiture commitment.

•	The capital increase in Itaú Chile for US$652 million through the issuance of shares to be fully subscribed and paid for by Itaú Unibanco and/or a company owned, directly or indirectly, by Itaú Unibanco. During the year ended December 31, 2014, Itaú Unibanco completed a capital increase of Itaú Chile in the aggregate amount of Ch$58,873 million (approximately US$82.88 million as of December 31, 2015) by purchasing fully subscribed and paid shares of Itaú Chile. As a result of the capital increase effected in the year ended December 31, 2014, Itaú Unibanco is still required to effect a US$552 million capital increase at Itaú Chile prior to the closing of the Itaú-CorpBanca Merger, to meet this commitment.

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

After the Itaú-CorpBanca Merger, the following transactions will be implemented:

•	CorpBanca and four wholly-owned subsidiaries of CorpBanca shall purchase all of the shares of Itaú Colombia capital stock from affiliates of Itaú Parent, hereinafter referred to as the Colombian Acquisition or, alternatively, if the minority shareholders of CorpBanca Colombia accept the offer to sell their shares in CorpBanca Colombia to Itaú-CorpBanca; Itaú Colombia shall merge with and into CorpBanca Colombia, hereinafter referred to as the Colombian Merger. In the case of the Colombian Merger, CorpBanca Colombia shall be the surviving corporation and shall be governed by the laws of Colombia.

•	Itaú-CorpBanca, as the holder of 66.28% of the shares of CorpBanca Colombia, shall offer to acquire from certain minority shareholders holding 33.72% of the capital stock of CorpBanca Colombia for an aggregate purchase price of US$894,000,000. CorpGroup Parent, who is among such group of minority shareholders, has committed to sell the 12.38% stake of capital stock it indirectly holds in CorpBanca Colombia.

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

Conduct of Business

Under the Transaction Agreement, CorpBanca and Itaú Chile have agreed that, except as expressly contemplated under the Transaction Agreement or consented to in writing by the other party, both of them shall, and shall cause their respective subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice, (b) use reasonable best efforts to maintain and preserve intact its business organization, assets, employees and relationships with customers, suppliers, employees and business associates and (c) take no action that would reasonably be expected to adversely affect or delay the ability of any party to obtain any regulatory consents required for consummation of the Transactions, to perform their covenants and agreements under the Transaction Agreement or to consummate the Transactions on a timely basis.

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

Payment of Dividends

Pursuant to the terms of the Transaction Agreement, in an extraordinary shareholders meeting held on June 26, 2015, our shareholders agreed to distribute a special dividend for an aggregate amount of Ch$239,860,000,000 (US$337,678,792.66 as of December 31, 2015), from the distributable earnings for the year ended December 31, 2014. This dividend, of Ch$0.704728148 per share, was paid on July 1, 2015.

Approval by CorpBanca and Itaú Chile Shareholders

In an extraordinary shareholders’ meeting held on June 26, 2015, our shareholders approved the Itaú-CorpBanca Merger and the other Transactions contemplated in the Transaction Agreement. Pursuant to the agreements adopted, the Itaú-CorpBanca Merger shall take place not later than May 2, 2016. The shareholders of Itaú Chile gave their consent to the Itaú-CorpBanca Merger and to the other Transactions contemplated in the Transaction Agreement in an extraordinary shareholders’ meeting held on June 30, 2015.

Applications and Consents

On September 4, 2015 the SBIF issued Resolution N° 409 approving the Itaú-CorpBanca Merger in the following terms:

1. The Itaú-CorpBanca Merger shall take place by the incorporation of the latter to the former, which, as a consequence of the merger, shall acquire all the assets, rights, authorizations, permits, obligations and liabilities of the absorbed bank, with Corpbanca continuing as the surviving entity.

2. The merger will not be effective before January 1, 2016 or after May 2, 2016, and the exact date shall be determined by the board of directors of both banks.

3. As a consequence of the merger, Itaú Unibanco will become the controller of the merged bank, pursuant to articles 97 and 99 of the Chilean Securities Market Act.

4. The amendment to CorpBanca’s by-laws, which will be renamed Itaú Corpbanca, was approved. Such amendment shall be valid as from the date in which the Itaú-CorpBanca Merger is completed.

With the resolution of the SBIF referred above, all the regulatory authorizations required in Chile, Colombia, Panama and Brazil have been obtained in order to consummate the merger in the abovementioned terms.

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

Corporate Governance

CorpGroup Parent and Itaú Unibanco agreed to engage an internationally recognized management firm to evaluate their respective existing management and recommend, on the basis of international, merit-based standards, professional track record and relevant industry and jurisdiction-specific experience, a list of the most qualified candidates to serve as the initial senior management (including country heads) of Itaú-CorpBanca and its subsidiaries. After receipt of such non-binding recommendation Itaú Unibanco and CorpGroup Parent had to jointly determine in good faith the individuals who are most qualified to serve as senior management. On November 23, 2015, and as agreed in the Transaction Agreement, Itaú Unibanco and CorpGroup Parent announced the senior management team for the bank upon the consummation of the Itaú-CorpBanca Merger, which will be led by Milton Maluhy Filho as Chief Executive Officer.

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

Certain Other Businesses

CorpGroup Parent and Itaú Unibanco agreed to discuss whether CorpBanca will continue to hold its ownership interest in SMU Corp. If after such period of time, CorpGroup Parent and Itaú Unibanco have not reached an agreement, Itaú Unibanco will decide in its sole discretion.

Pursuant to such determination, and if necessary, CorpGroup Parent will, and will cause CorpBanca to use reasonable best efforts to divest, transfer, liquidate or otherwise dispose all of CorpBanca’s and its subsidiaries’ investment in SMU Corp. as promptly as reasonably practicable and on commercially reasonable terms.

Pursuant to the Transaction Agreement, Itaú Unibanco decided that CorpBanca shall divest all of its investment in SMU Corp. For these purposes, on February 23, 2016, CorpBanca’s board of directors agreed to sell the bank’s 51% stake in SMU Corp, in the following terms and conditions: (a) Purchaser: SMU S.A. and/or any other company appointed by the latter; (b) Sale price: Ch$454.4 million; (c) Term: Any time after the SBIF’s authorization and once Itaú Unibanco has consented to the terms and conditions of the transaction. As of the date of this report, Itaú Unibanco’s consent has already been requested.

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

Conditions Precedent to Obligations to Consummate

Mutual Conditions to consummation of the Itaú-CorpBanca Merger

Each party’s respective obligations to consummate the Itaú-CorpBanca Merger are subject to the following conditions:

•	approval of the Itaú-CorpBanca Merger by two-thirds of the CorpBanca shareholders;

•	receipt of specified regulatory and third-party consents; and

•	the absence of any governmental order preventing or suspending the consummation of the Itaú-CorpBanca Merger or requiring any change to the terms or structure of the Transactions set forth in the Transaction Agreement.

As of the date of this annual report, all the conditions above have been met.

Conditions to Obligations of CorpGroup Parent and CorpBanca

The obligations of CorpGroup Parent and CorpBanca to consummate the Itaú-CorpBanca Merger are subject to the following conditions:

•	the representations and warranties of Itaú Unibanco and Itaú Chile set forth in the Transaction Agreement shall be true and correct, subject to the materiality standards set forth in the Transaction Agreement, as of the date of the Transaction Agreement and as of the date of consummation of the Itaú-CorpBanca Merger;

•	each of Itaú Unibanco and Itaú Chile shall have duly performed and complied with the agreements and covenants required to be performed and complied with by it pursuant to the Transaction Agreement;

•	Itaú Unibanco shall have duly executed the Shareholders Agreement and certain pledge agreements; and

•	no circumstance, occurrence or change that has had a Material Adverse Effect on Itaú Unibanco and Itaú Chile shall have occurred.

Conditions to Obligations of Itaú Unibanco and Itaú Chile

The obligations of Itaú Unibanco and Itaú Chile to consummate the Itaú-CorpBanca Merger are subject to the following conditions:

•	the representations and warranties of CorpGroup Parent and CorpBanca set forth in the Transaction Agreement shall be true and, subject to the materiality standards set forth in the Transaction Agreement, correct as of the date of the Transaction Agreement and as of the date of consummation of the Itaú-CorpBanca Merger;

•	each of CorpGroup Parent and CorpBanca shall have duly performed and complied with the agreements and covenants required to be performed and complied with by it pursuant to the Transaction Agreement;

•	CorpGroup Parent shall have duly executed the Shareholders Agreement, caused to be executed certain pledge agreements, and, directly or indirectly, own at least 84,154,814,190 of the outstanding shares of CorpBanca; and

•	no circumstance, occurrence or change that has had a Material Adverse Effect on CorpGroup Parent and CorpBanca shall have occurred.

Termination and Effect of Termination

The Transaction Agreement may be terminated and the Transactions abandoned at any time prior to the completion of the Itaú-CorpBanca Merger, by any of the causes set forth below:

•	Mutual consent of both parties;

•	By either party, upon written notice to the other party:

•	in case of breach of any representation, warranty, covenant or agreement contained in the Transaction Agreement, if such breach, individually or in the aggregate, would result in the failure to comply with any of the conditions that are necessary for closing the Transactions and only if such breach has not or cannot be cured within 45 days from its notification to the breaching party;

•	in case any regulatory consents that are necessary for the closing of the Transactions is denied by final non-appealable action by the corresponding governmental authority or in case any governmental authority of competent jurisdiction issues an order or takes any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; or

•	in case the Itaú-CorpBanca Merger is not consummated on or before May 2, 2016.

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

Political donations

The original form of Shareholders’ Agreement set forth that Itaú Unibanco and CorpGroup Parent shall cause Itaú-CorpBanca to make certain political donations consistent with past practice. This provision has been deleted in its entirety in the amendment of the Transaction Agreement, dated June 2, 2015.

Officers

The Board of Itaú-CorpBanca shall appoint from time to time the CEO, the country heads and other senior management of Itaú-CorpBanca and CorpBanca Colombia. Mr. Milton Maluhy Filho will be the initial CEO of Itaú-CorpBanca following completion of the Itaú-CorpBanca Merger. Itaú Unibanco and CorpGroup Parent shall cause Itaú-CorpBanca to cause its subsidiaries to appoint designees of the board of Itaú-CorpBanca from time to time to the designated positions at such subsidiary. A Management and Talent Committee will determine an objective process to recommend designees to these positions based on internal promotion, international, merit-based standards and professional track record, and relevant industry and jurisdiction-specific experience, and will provide a list of selected candidates to the board of Itaú-CorpBanca who will be ultimately responsible for their final appointment.

CorpGroup Parent may request the removal of the CEO of Itaú-CorpBanca and of CorpBanca Colombia if during three consecutive years (excluding the year of the closing of the Itaú-CorpBanca Merger) the ROE (return on equity) of the respective bank is at least 1% lower than the average ROE of the three largest privately-owned banks (measured by assets, and excluding Itaú-CorpBanca and CorpBanca Colombia) of Chile or Colombia, as the case may be, during such three-year period.

Shareholder Consent Rights

Subject to certain exceptions set forth in the Shareholders’ Agreement, Itaú Unibanco and CorpGroup Parent have agreed that Itaú-CorpBanca shall not take, and shall not permit any subsidiary to take, any of the following Transactions without the consent of (i) CorpGroup Parent, so long as CorpGroup Parent owns at least 13% of the capital stock of Itaú-CorpBanca, and (ii) Itaú Unibanco:

•	merge, reorganize or consolidate Itaú-CorpBanca or any of its subsidiaries or enter into a joint venture or similar transaction in excess of materiality thresholds;

•	issue or sell any equity securities of Itaú-CorpBanca or any of its subsidiaries, other than solely to the extent required to comply with immediate legal and regulatory requirements or to meet the Optimal Regulatory Capital;

•	repurchase or otherwise retire or acquire any shares or other equity securities of Itaú-CorpBanca or any of its subsidiaries;

•	list or delist any shares or other equity securities of Itaú-CorpBanca or any of its subsidiaries;

•	enter into, modify or terminate a contract or transaction with a related party;

•	any acquisition of the stock, equity interests, assets or business of any third-party or any disposition of assets of Itaú-CorpBanca or any subsidiary or the capital stock or other equity interests of any subsidiary, in each case in excess of materiality thresholds;

•	effect any liquidation, dissolutions, reorganizations through a voluntary bankruptcy or similar transactions;

•	amend or repeal any provision of the organizational documents of Itaú-CorpBanca or any of its subsidiaries;

•	change the size or powers of the board of directors or any committee thereof;

•	enter into any new line of business, that is not a Banking Business;

•	create or dissolve one or more subsidiaries in excess of materiality thresholds;

•	enter into agreements between Itaú-CorpBanca or any of its subsidiaries, on the one hand, and any Governmental Authority, on the other hand;

•	make any change in the external auditors of Itaú-CorpBanca or any of its subsidiaries;

•	make any change to the dividend policy;

•	enter into any agreement that limits or restricts the ability of Itaú-CorpBanca or any of its subsidiaries to own, manage, operate, control, participate in, perform services for, or otherwise carry on or engage in any business or in any geographic area;

•	enter into any contract to do any of the foregoing actions; and

•	any other matter not set forth above that requires the approval of a supermajority of the shareholders of Itaú-CorpBanca under Article 67 of the Chilean Corporations Act.

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

Change of Control of CorpGroup Parent

Under the Shareholders’ Agreement, CorpGroup Parent shall notify Itaú Unibanco prior to consummating a Change of Control of CorpGroup Parent and provide Itaú Unibanco a right of first offer to purchase a number shares of Company Two equal to the number required by Itaú Unibanco to hold an aggregate direct or indirect participation in the voting shares of Itaú-CorpBanca of at least 50% plus one share at a price equal to the higher of the market price or fair value.

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

Systems Operations Services Agreement

We have entered into a Systems Operations Services Agreement with IBM, initially dated March 30, 2001, and covering a term from April 1, 2001 through April 15, 2006 which can be renegotiated periodically. The current extension became effective on April 16, 2008 until April 30, 2018. Under this agreement, IBM provides outsourcing computer system operations services to us and we are obligated to pay fees amounting to UF 2,821.7 per month.

Service Contracts

On July 6, 2001, we entered into a Services Agreement with our affiliate CorpGroup Interhold S.A. pursuant to which CorpGroup provides us with professional and technical consulting services including preparation of financial statements, implementing financial and administrative procedures; preparing, analyzing, and providing legal advisory services; and analyzing economic, financial sectors and feasibility of investment plans; we pay fees of approximately UF6,250 per month. On January 27, 2014, we entered into an amendment to the agreement which will take effect as of January 1, 2015. Pursuant to this amendment, the agreement will be extended for a further 10-year term beginning on January 1, 2015, subject to certain early termination provisions. Either party may extend the term of the agreement for five additional years. Provisions for the payment of expenses were also included in this amendment.

On April 10, 2008, we entered into a Services Agreement with our affiliate CorpGroup Interhold S.A., pursuant to which CorpGroup provides us with professional and technical consulting services in the finance, capital markets, real estate and operations areas; we pay fees of approximately UF 1,350 per month. On January 27, 2014, we entered into an amendment to the agreement which will take effect as of January 1, 2015. Pursuant to the amendment, the agreement will be extended for a further 10-year term beginning on January 1, 2015, subject to certain early termination provisions. Either party may extend the term of the agreement for five additional years, subject to certain conditions. Provisions for the payment of expenses were also included in this amendment.

On March 27, 2012, we entered into a Services Agreement with Mr. Álvaro Saieh Bendeck and our affiliate Corp Group Holding Inversiones Limitada, pursuant to which Corp Group Holding Inversiones Limitada provides us with professional and technical consulting services in all matters related to strategic planning and definitions, new businesses, including acquisitions in Chile or abroad, and management controls; we pay fees of approximately UF 1,250 per month. On January 27, 2014, we entered into an amendment to the agreement which will take effect as of January 1, 2015. Pursuant to the amendment, the agreement will be extended for a further 10-year term beginning on January 1, 2015, subject to certain early termination provisions. Either party may extend the term of the Service Contract for five additional years, provided that on such date the services continue to be rendered with the participation of Mr. Álvaro Saieh Bendeck. Provisions for the payment of expenses were also included in this amendment.

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

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Foreign investments must be registered with the Central Bank of Chile under the Ley Orgánica Constitucional del Banco Central de Chile, or the Chilean Central Bank Act and the Compendio de Normas de Cambios Internacionales, or the Central Bank Foreign Exchange Regulations or the Compendium. The Chilean Central Bank Act is a constitutional law requiring a “special majority” vote of the Chilean Congress to be modified. Until January 1, 2016, foreign investments could be registered with the Comité de Inversiones Extranjeras, or the Foreign Investment Committee under Decree Law No. 600 of 1974, as amended or DL 600, as an alternative to the registration with the Central Bank of Chile. The Tax Reform, however, repealed DL 600 as of January 1, 2016. As from 2016, the Foreign Investment Committee shall not be entitled to register new foreign investments. All foreign investments previously registered with the Foreign Investment Committee under DL 600, shall continue to be subject to the provisions of DL 600.

Pursuant to the Central Bank Foreign Exchange Regulations, investors are allowed to freely enter into any kind of foreign exchange transaction, the only restriction being that investors must inform the Central Bank of Chile about certain operations which they have conducted and must conduct certain operations through the Formal Exchange Market. The type of information related to equity investment that must be reported to the Central Bank of Chile by non-Chilean residents include the occurrence of, among other things, any assignment, substitution, changes in organizational status, change in the form of the investment, or material changes to the terms of the agreement governing the foreign currency transaction. Transactions that are required to be conducted through the Formal Exchange Market include transactions involving foreign commercial bank loans or Chilean company issued bonds, deposits made in Chilean financial institutions by foreign depositors, and equity investments and contributions of capital by foreign investors. The Formal Exchange Market entities through which transactions are conducted will report such transactions to the Central Bank of Chile.

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

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign holders, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another statute. In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application interpreting the provisions of Chilean tax law. Absent a retroactive law, Chilean taxes may not be assessed retroactively against taxpayers who act in good faith relying on such rulings and regulations, but Chilean tax authorities may change said rulings and regulations prospectively. There is no general income tax treaty in force between Chile and the United States (although a treaty has been signed it has not yet been ratified by United States’ Congress and therefore is not yet effective).

CASH DIVIDENDS AND OTHER DISTRIBUTIONS

Cash dividends paid by us with respect to the ADSs or common shares held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over to the Chilean tax authorities by us. We refer to this as the Chilean withholding tax. A credit against the Chilean withholding tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. In addition, distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit. In case such withholding is determined to be excessive at the end of the year, foreign holders will have rights to file for the reimbursement of the excess withholding. Under Chilean income tax law, for purposes of determining the level of the first category tax that has been paid by us, dividends generally are assumed to have been paid out of our oldest retained taxable profits. The first category tax rate is 22.5% in 2015. The foregoing tax consequences apply to cash dividends paid by us. Dividend distributions made in property (other than common shares) will be subject to the same Chilean tax rules as cash dividends.

CAPITAL GAINS

Gains realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile (confirmed by the Chilean IRS in ruling No. 1,307 of 2013). The deposit and withdrawal of common shares in exchange for ADRs will not be subject to any Chilean taxes.

Gains recognized on a sale or exchange of common shares received in exchange for ADSs (as distinguished from sales or exchanges of ADSs representing such common shares) by a foreign holder until December 31, 2016 will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter) if (1) the foreign holder has held such common shares for less than one year since exchanging ADSs for the common shares, (2) the foreign holder acquired and disposed of the common shares in the ordinary course of its business or as a regular trader of stock, or (3) the sale is made to a company in which the foreign holder holds an interest (10% or more of the shares in the case of Public Companies). A 35% withholding tax is imposed on the amount of the gains obtained on the sale or exchange of common shares received in exchange for ADSs, less a Chilean credit tax. In all other cases, gain on the disposition of common shares will be subject only to the first category tax levied as a sole tax. However, in these latter cases, if it is impossible to determine the taxable capital gain, a 5% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due.

From January 1, 2017 onwards, any gain obtained on the sale or exchange of common shares received in exchange for ADSs by a foreign holder will be subject to the Chilean withholding tax with a rate of 35%, which must be withheld by the purchaser. However, if it is impossible to determine the taxable capital gain, a 10% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due.

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

Exempt capital gains - Article 107 of the Chilean Income Tax Law

According to Article 107 of the Chilean Income Tax Law, the sale and disposition of shares of Chilean public corporations which are significantly traded on a Chilean stock exchange is not levied by any Chilean tax on capital gains if the sale or disposition was made:

•	on a local stock exchange authorized by the SVS or in a tender offer process according to Title XXV of the Chilean Securities Market Act, so long as the shares (1) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Chilean Securities Market Act, (2) are newly issued shares issued in a capital increase or incorporation of the corporation, (3) were acquired as a result of the exchange of convertible securities, or (4) were a contribution or redemption of securities in accordance with Article 109 of the Chilean Income Tax Law. In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax Law; or

•	within 90 days after the shares would have ceased to be significantly traded on the stock exchange. In such case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share of the last 90 days in which the shares were significantly traded on the stock exchange. Any gains above the average price will be taxable capital gains.

For purpose of the bullets above, shares are considered to be significantly traded on a Chilean stock exchange when they (1) are registered in the securities registry, (2) are registered in a Chilean Stock Exchange; and (3) have an adjusted presence equal to or above 25% or have a “Market Maker” according to the SVS Ruling No 327 dated January 17, 2012. Currently, our shares are considered to be significantly traded on a Chilean stock exchange.

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

This section is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury Regulations, published rulings, and court decisions, all as of the date of this Annual Report. These laws are subject to change, possibly on a retroactive basis, and subject to differing interpretations. This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. On February 4, 2010, a comprehensive income tax treaty between the United States and Chile was signed, however such treaty has not yet been ratified by each country and therefore is not yet effective. It is unclear at this time when such treaty will be ratified by both countries. You should consult your tax advisor regarding the ongoing status of this treaty and, if ratified, the impact such treaty would have on the consequences described in this annual report.

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

If a partnership (or other entity treated as such for U.S. federal income tax purposes) holds the ADSs or common shares, the U.S. federal income tax treatment of a partner, member or owner of such entity will generally depend on the status of the partner, member or owner and the tax treatment of such entity. A partner, member or owner in an entity holding the ADSs or common shares should consult its tax advisor with regard to the U.S. federal income tax treatment of its investment in the ADSs or common shares.

Prospective investors should consult their tax advisors as to the particular tax considerations applicable to them relating to the acquisition, ownership and disposition of our ADSs or common shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

OWNERSHIP OF ADSs

In general

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the relevant deposit agreement and any related agreement will be performed in accordance with the terms set forth therein. For U.S. federal income tax purposes, if you are a holder of ADSs, you generally will be treated as the owner of our common shares represented by such ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to U.S. federal income tax. The U.S. Treasury Department has expressed concern that depositaries for depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. These actions would also be inconsistent with claiming the reduced rate for “qualified dividend income” described below. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Chilean withholding taxes and sourcing rules described below and availability of the reduced rate for qualified dividend income could be affected by future actions that may be taken by the U.S. Treasury Department.

Taxation of distributions

Subject to the PFIC rules discussed below, if you are a U.S. holder, the gross amount of any distribution of cash or property (including the net amount of Chilean taxes withheld, if any, on the distribution, after taking into account the credit for first category tax, as discussed above under “—Chilean Tax Considerations—Cash Dividends and Other Distributions”), paid by the bank out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be includable in gross income as ordinary dividend income. You must include the net amount of Chilean tax withheld, if any, from such distribution in gross income even though you do not in fact receive it. The dividend is taxable to you when you, in the case of common shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs or common shares and thereafter as either long-term or short-term capital gain, depending on whether you have held our ADSs or common shares for more than one year at the time of the distribution. The bank does not currently maintain, and does not intend to maintain, calculations of our earnings and profits in accordance with U.S. federal income tax principles. Consequently, a U.S. holder should treat the entire amount of any distribution received as a dividend. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

If you are a non-corporate U.S. holder, dividends paid to you may constitute qualified dividend income and be taxable to you at a reduced rate provided that (1) certain holding period requirements are met, (2) the ADSs or common shares are considered to be readily tradable on an “established securities market” in the United States, and (3) the bank is not a PFIC. Under U.S. Internal Revenue Service, or IRS, authority, ADSs are considered for purposes of clause (2) above to be readily tradable on an established securities market in the United States because they are listed on the NYSE. Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividend income because the common shares are not themselves listed on a U.S. exchange. Moreover, as discussed below, under “—Passive Foreign Investment Company rules”, we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2015 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks. You should consult your tax advisor regarding the availability of the reduced rate for dividends paid with respect to our ADSs or common shares. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain U.S. corporations.

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

If a Chilean income tax is withheld on the sale, exchange or other taxable disposition of our ADSs or common shares, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Chilean income tax. Capital gain or loss, if any, realized by a U.S. holder on the sale, exchange or other taxable disposition of ADSs or common shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of a common share that is subject to Chilean income tax, the U.S. holder may not be able to benefit from the foreign tax credit for that Chilean income tax (i.e., because the gain from the disposition would be U.S. source), unless the U.S. holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. holder may take a deduction for the Chilean income tax, provided that the U.S. holder elects to deduct all foreign taxes paid or accrued during the taxable year. The rules governing foreign tax credits are complex and a U.S. holder should consult its own tax advisor regarding the availability of foreign tax credits under its particular circumstances.

Passive Foreign Investment Company rules

Based upon our current estimates, expectations and projections of the value and classification of our assets and the sources and nature of our income, we believe that the bank’s ADSs and common shares should not be treated as stock of a PFIC for U.S. federal income tax purposes for 2015, our current taxable year or in the foreseeable future, including after the anticipated combination of the bank and Itaú Chile following the Itaú-CorpBanca Merger (which is expected to be consummated in 2016), but this conclusion is a factual determination that is made annually and there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. Our actual PFIC status for our current taxable year ending December 31, 2016 will not be determinable until after the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for 2016.

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

We are unable to determine with certainty that we are not a PFIC because the application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice and has proposed regulations, which together describe what is referred to as the “active bank exception.” For purposes of the PFIC test, the active bank exception excludes from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank. The IRS notice and proposed regulations each have different requirements for qualifying as a foreign bank and for determining the banking income that may be excluded from passive income under the active bank exception. Moreover, the proposed regulations have been outstanding since 1994 and will not be effective unless finalized.

We believe that we should qualify as an active bank under the requirements of the notice and the proposed regulations, assuming that the proposed regulations are finalized in their current form. Accordingly, based on our present regulatory status under Chilean law, the present nature of our activities and the present composition of our assets and sources of income, we do not believe we were a PFIC for the taxable year ending December 31, 2015 (the latest period for which the determination can be made) and we also do not expect to be a PFIC for the current taxable year or for any future taxable years. However, if the Itaú-CorpBanca Merger is successfully consummated, whether we qualify as an active bank and whether we are a PFIC for the taxable year including such consummation and any subsequent taxable year will depend on the activities of the combined bank and, in part, on the composition of assets currently owned by Itaú Chile and the types of income that these assets generate in future taxable years. As a result, although we expect to qualify as an active bank and we do not expect to be a PFIC for the taxable year of the consummation of the Itaú-CorpBanca Merger and in subsequent taxable years, at this time there can be no assurance that this will be the case.

In addition, because a PFIC determination is a factual determination that must be made following the close of each taxable year and is based on, among other things, the market value of our assets and shares, and because the proposed regulations (although proposed to be retroactive in application) are not currently in force, our PFIC status may change and there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. If the bank is treated as a PFIC for any year in which you hold ADSs or common shares, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale, exchange or other taxable disposition (including certain pledges) of your ADSs or common shares; and

•	any “excess distribution” that the bank makes to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ADSs or common shares during the three preceding taxable years or, if shorter, your holding period for the ADSs or common shares).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ADSs or common shares;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

If you directly (and, in some cases, indirectly) own ADSs or common shares that are treated as PFIC shares with respect to you during a taxable year, you will be required to file an annual report for such taxable year.

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

Possible Foreign Account Tax Compliance Act Withholding

Pursuant to Sections 1471 through 1474 of the Code and U.S. Treasury Regulations promulgated thereunder, commonly referred to as FATCA, a 30% withholding tax may be imposed on all or some of the payments on the ADSs or our common stock after December 31, 2018 to holders and non-U.S. financial institutions receiving payments on behalf of holders that, in each case, fail to comply with information reporting, certification and related requirements. Under current guidance, the amount to be withheld is not defined, and it is not yet clear whether or to what extent payments on the ADSs or shares of our common stock may be subject to this withholding tax. This withholding tax, if it applies, could apply to any payment made with respect to the ADSs or our common stock. Moreover, withholding may be imposed at any point in a chain of payments if a non-U.S. payee fails to comply with U.S. information reporting, certification and related requirements. Accordingly, ADSs or shares of our common stock held through a non-compliant institution may be subject to withholding even if the holder otherwise would not be subject to withholding. You should consult your tax advisor regarding potential U.S. federal withholding taxes imposed under FATCA.

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

Medicare tax

A 3.8% tax is imposed on the lesser of (1) modified adjusted gross income in excess of US$200,000 (US$250,000 for joint-filers), and (2) net investment income of certain individuals, trusts and estates. For these purposes, net investment income will generally include any dividends paid to you with respect to the ADSs or common shares and any gain realized on the sale, exchange or other taxable disposition of an ADS or common share.

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

Our asset and liability management policies are developed by our Asset & Liability Committee or “A&L Committee”, following guidelines established by our board of directors. The A&L Committee is composed of eleven members, including one director, the CEO, the treasury and international division manager, the financial risk manager, our CFO, and the division managers of management control and planning, retail banking, non-banking financial services and commercial banking, represented by the managers of the corporate and commercial banking divisions. The role of the financial risk manager and the A&L Committee is to ensure that our treasury and international division’s operations are consistently in compliance with our internal risk policies and limits, as well as applicable regulations. The A&L Committee typically meets twice per month. Senior members of our treasury and international division meet regularly with the A&L Committee and outside consultants to discuss our asset and liability position. The members of our financial risk management department are not employed in our banking operations or treasury and international division.

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

b) Indexation Rate Risk

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

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

•	The liquidation of positions, when it so decides, to occur without significant losses.

•	The commercial and treasury activities of the bank and its subsidiaries to be financed at competitive rates.

•	The bank to avoid fines or regulatory santions for not complying with regulations.

b)	Management Principles

The principles used to manage funding liquidity risk include:

•	Balancing strategic liquidity objectives with corporate profitability objectives, designing and implementing investment and financing strategies to compete with our key competitors.

•	Designing policies, limits and procedures in accordance with banking regulations, internal rules and CorpBanca’s strategic business objectives.

•	Establishing a robust framework for managing liquidity risk that guarantees that the entity will maintain sufficient liquidity, including a cushion of high-quality, unencumbered liquid assets that can be used to contend with a series of stress-generating events, including those that bring about losses or weaken sources of secured and unsecured financing.

•	Clearly establishing liquidity risk tolerance appropriate for its business strategy and its size within the financial system.

•	The bank has a financing strategy that promotes effective diversification of funding sources and maturities. It maintains a continuous presence in the funding market with correspondent banks and select customers, maintaining close relationships and promoting diversification of funding sources. It also keeps appropriate lines of financing available, ensuring its ability to obtain liquid resources quickly. The bank has identified the main factors of vulnerability that affect its ability to secure funds and monitors the validity of the assumptions behind estimates for obtaining funding.

•	CorpBanca actively manages its intraday liquidity positions and risks in order to punctually meet its payment and liquidation obligations both under normal circumstances as well as situations of stress, contributing to the smooth operations of the payment and settlement systems.

3.	Counterparty Risk

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

The Bank includes in the valuation of derivatives the “Counterparty Valuation Adjustment” (CVA), to reflect the counterparty risk in the determination of fair value.This valuation considers the Bank’s own credit risk, known as “Debit Valuation Adjustment” (DVA). See Note 34 Financial Assets And Liabilities Measured At Fair Value.

Offsetting financial assets and liabilities

The Bank should offset a financial asset and a financial liability and the net amount presented in the statement of financial position when and only when:

i.- currently has a legally enforceable right to set off the recognized amounts; and

ii.- intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The bank includes assets and financial liabilities that have master netting agreements but do not qualify to be netting directly in the statement of financial position and hence their values are presented gross in that Statement.

According to the above, the following table shows the impact of the main assets and liabilities offset and those who maintain netting agreements (including financial guarantees), but do not qualify to be netting directly in the statement of financial position.

		As of December 31, 2015
		Finnancial Instruments offset in the Statement of Financial Position.				Finnancial Instruments not offset in the Statement of Financial Position. (3)
		Gross amount (1)	Amounts offset (2)	Net amounts reported in the Statement of Financial Position.		Amounts to offset (4)	Financial guarantees (5)		Net amounts (Total)

		(a)	(b)	(c) = (a) - (b)		(d)	(e)		(f) = (c) - (d) - (e)
Finnancial Instruments		MM$	MM$	MM$	Note	MM$	MM$	Note	MM$
Financial derivative contracts	Assets Liabilities	1,008,915	—	1,008,915	8	—	35,388	21	973,527
		731,114	—	731,114	8	—	171,626	16	559,488

(1)	Gross amount without applying offset regulations.
(2)	Value to offset in the statement of financial position.
(3)	Finnancial Instruments that have master netting agreements but do not qualify to be netting directly in the statement of financial position
(4)	Amount to offset in the Finnancial Instruments that have master netting agreements but do not qualify to be netting directly in the statement of financial position.
(5)	Amounts related to financial guarantees

B.	Corporate Governance Structure and Committees

CorpBanca has established a sound organizational structure for monitoring, controlling and managing market risks, based on the following principles:

•	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.

•	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.

•	Senior management establishes the guidelines for risk appetite, and

•	Is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

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

In order to guarantee adherence to corporate policies and proper local execution, the corporate financial risk area and local units have the following roles and functions:

Corporate Financial Risk Area:

•	To design, propose and document risk policies and criteria, corporate limits and decision making and control processes.

•	To generate management schemes, systems and tools, overseeing and supporting implementation so that they function effectively.

•	To know, assimilate and adapt internal and external best practices.

•	To drive commercial activity to attain risk-weighted results.

•	To consolidate, analyze and control financial risk incurred by all perimeter units.

Local Financial Risk Units:

•	To measure, analyze and control the risks under their responsibility.

•	To adapt and embrace corporate policies and procedures through local approval.

•	To define and document local policies and lead local projects.

•	To apply policies and decision-making systems to each market.

•	To adapt the organization and management schemes to corporate frameworks and rules.

C.	Monitoring and Controlling Financial Risk

1.	Market Risk

a)	Management Tools

1)	Internal Monitoring

(a)	Limits and Warning Levels

(i)	Trading Book

The trading book consists of financial instruments that are allocated to diverse portfolios based on their strategy. The market risk of these instruments stems mainly from being recorded at fair value. As a result, changes in market conditions can directly impact their value. The following sections describe the monitoring and control structure for market risk in the trading book used during 2015.

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

The following table presents the use of VaR during 2015 for the Bank and its Chilean and foreign subsidiaries.

VaR Statistics for Bank and Subsidiaries

MCh$

VaR with 99% confidence level

		2015
		Minimum	Average	Maximum	Last
CONSOLIDATED	Against P&L	993.88	1,349.97	7,333.09	1,327.71

CORPBANCA CHILE	Against P&L	961.10	1,194.54	1,539.00	1,305.31

CONSOLIDATED COLOMBIA	Against P&L	157.44	295.43	517.12	403.03

CORREDORES DE BOLSA S.A.	Against P&L	37.80	86.96	119.96	81.24

CORPBANCA NEW YORK	Against P&L	0.03	0.28	2.21	0.34

FIGURE 1: VAR CONSUMPTION FOR THE BANK AND ITS SUBSIDIARIES

The following graphs show the daily evolution of the VaR during 2015 for the Bank and its subsidiary in Colombia. As mentioned previously, the Var consumption of CorpBanca Chile (blue line) is consistently higher than CorpBanca Colombia (red line).

FIGURE 2: VAR TRENDS IN CHILE AND COLOMBIA IN 2015

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

FIGURE 3: BACKTESTING TRENDS FOR CHILE IN 2015

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

FIGURE 4: BACKTESTING TRENDS FOR COLOMBIA IN 2015

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

At the same time, exchange rate risk is controlled using notional limits, giving fluidity to currency products with customers and simultaneously limiting trading positions. The following table shows the current notional limits as well as closing positions as of year-end 2015, and statistics for that year.

	As of December 31, 2015			Consumption Statistics 2015
Exchange Rate	Position [USD]	VaR 99% [CLP]	VaR Inc 99% [CLP]	Minimum [USD]	Average [USD]	Maximum [USD]
USD/CLP	(2,762,500)	36,736,323	(8,851,222)	(15,539,176)	3,909,861	20,537,405
EUR/USD	(4,182,583)	44,714,350	20,453,425	(4,644,621)	(628,976)	3,847,712
JPY/USD	97,957	922,052	(363,692)	(130,447)	110,873	8,019,122
GBP/USD	164,707	1,361,434	(383,271)	(777,579)	84,218	299,155
CAD/USD	157,472	1,402,264	728,448	(265,607)	107,933	280,168
AUD/USD	67,073	865,428	(249,048)	(33,986)	36,267	83,800
MXN/USD	74,141	814,771	23,711	(24,711)	23,290	75,062
PEN/USD	—	—	—	—	697	10,471
BRL/USD	(22,553)	501,262	(73,859)	(914,258)	(8,753)	60,875
COP/USD	(10,205)	175,291	(61,146)	(954,361)	(66,546)	161,291
NOK/USD	21,272	327,349	126,717	21,272	49,167	138,217
DKK/USD	24,174	282,208	(119,243)	(297,483)	29,381	94,878
SEK/USD	357	4,120	(738)	(23,655)	6,433	18,231
CHF/USD	81,872	945,890	(425,275)	(2,334)	69,694	94,038
WON/USD	—	—	—	—	—	—
CNY/USD	7,396	24,592	(2,424)	2,665	10,189	34,627

FIGURE 5: CURRENT LIMITS AND CONSUMPTION OF CURRENCY POSITIONS FOR 2015

The following tables show the trends in the most important currency positions managed in Chile, which are the U.S. dollar (USD) and the euro (EUR).

The graphs below show that the USD-Ch$ and EUR-USD exposures of CorpBanca Chile lie within the authorized limits.

FIGURE 6: EVOLUTION OF USD POSITION FOR 2015

FIGURE 7: EVOLUTION OF EUR POSITION FOR 2015

The limit for Colombia uses an overall position for all currencies, which cannot exceed US$ 40 million (notional). The table below shows the aggregate position for Colombia.

FIGURE 8: EVOLUTION OF USD/CH$ POSITION FOR 2015 CORPBANCA COLOMBIA

(c) Sensitivity to Volatility

While the options portfolio is included in the VaR calculation described in the section above, the Bank also controls the risks associated with the currency options portfolio with additional limits, which promote the product as a customer necessity, more than as trading positions.

•	Gamma Risk Limit or Effect of Convexity of Options

•	Vega Risk Limit or Effect of Variability of Area of Implied Market Volatility

The following graphs show the use of limits as of year-end 2015 and trends in their use.

	As of December 31, 2015
Index	Limit	Value
	MCh$	MCh$
Gamma Risk	50	—
Vega Risk	300	211

FIGURE 9: CONSUMPTION OF GAMMA AND VEGA RISK 2015

FIGURE 10: TRENDS IN GAMMA RISK 2015

FIGURE 11: TRENDS IN VEGA RISK 2015

The following figures show the use of Gamma and Vega limits as of year-end 2015, for our subsidiary in Colombia.

	As of December 31, 2015
Index	Limit	Value
	(in million of Ch$)
Gamma Risk	79	26
Vega Risk	192	2

FIGURE 12: CONSUMPTION OF GAMMA AND VEGA RISK 2015 CORPBANCA COLOMBIA

FIGURE 13: TRENDS IN VEGA RISK 2015 (CORPBANCA COLOMBIA)

FIGURE 14: TRENDS IN GAMMA RISK 2015 (CORPBANCA COLOMBIA)

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

Hedge accounting is used as an effective and relatively low-cost tool to manage this risk.

The following table shows the size of the mismatch as December 31, 2015, and the mismatch statistics during the year.

		Statistics 2015
	December 31, 2015	Minimum	Average	Maximum
	(in million of Ch$)
Total Mismatch	1,151,508	554,709	829,274	1,389,078

Balance Sheet Mismatch	1,791,742	1,558,585	1,629,130	2,234,983
Derivatives Mismatch	(679,752)	(1,011,179)	(820,878)	(852,365)
Investment Mismatch	39,518	7,303	21,022	6,460

FIGURE 15: INFLATION MISMATCH AS OF PERIOD-END 2015 AND STATISTICS FOR THE YEAR

The following figure shows the evolution of this mismatch during 2015, and the relative ease with which the Bank to manage this risk. During the course of the 2015 exhibition held at moderate levels.

FIGURE 16: EVOLUTION OF INFLATION MISMATCH DURING 2015

(c) Sensitivity of Financial Margin and Economic Capital

The Annual Income Sensitivity (AIS) index measures the sensitivity of the interest margin to 100 bps variations in the repricing rate for assets and liabilities during the next 12 months. The established limits are much lower than the Bank’s annual net income. During 2015, the sensitivity risk in the interest margin in Chile has remained low with a positive sensitivity to drops in interest rates.

The Market Value Sensitivity (MVS) index measures the sensitivity of the economic value (fair value) of the banking book in the event of a 100 bps increase in the valuation rates of assets and liabilities.

The tables below show the evolution of sensitivity indicators for interest margins and economic capital for Chile and Colombia.

FIGURE 17: EVOLUTION MVS AND AIS CHILE 2015

FIGURE 18: EVOLUTION MVS AND AIS COLOMBIA 2015

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

The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of December 31, 2015, greater ongoing exposure was concentrated in Colombian pesos (approximately US$ 1.1 billion).

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

Stress tests conducted during 2015 indicated that none of the critical scenarios considered would affect the Bank’s solvency.

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

Results of the market stress tests on the banking book are disclosed periodically to the A&L Committee and the board of directors.

Scenario	Description

1	Parallel shift of 100 bps, +50 bps inflation compensation

2	Parallel shift of 200 bps, +100 bps inflation compensation

3	Parallel shift of 300 bps, +150 bps inflation compensation

4	Ramp of 0 to 100 bps in 1 year, +50 bps inflation compensation

5	Inverse ramp of 0 to 100 bps in 1 year, -200 bps inflation compensation

6	+3 standard deviations, +50 bps inflation compensation

7	+6 standard deviations, +150 bps inflation compensation

8	Shock to inflation compensation of +200 bps

9	Global recession, Δ inflation compensation: -200 bps

10	Global recovery, Δ inflation compensation: +200 bps

FIGURE 20: BANKING BOOK

(c)	Methodologies

(i)	Trading Book

(a)	Value at Risk - VaR

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

The variation in the present value of the portfolio corresponds to its sensitivity at a variation of one basis point (bp).

•	DV01 : Sensitivity to 1 bp variation in rate i at band m.

•	PV : Present value of portfolio’s cash flows.

•	PV’im : Present value of portfolio’s cash flows with shock of 1 bp in rate i at time band m.

•	Pim : Net position in Ch$ at time band i, currency m.

•	rim : Representative rate of currency m, time band i.

•	Ti : Representative maturity of time band i.

(c)	Currency Sensitivities

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

•	AIS : Annual Income Sensitivity.

•	Pim : Net position in Ch$ in respective time band.

•	Δr : Variation of 100 bp.

•	Ti : Representative maturity of time band i.

(c)	Sensitivity of Economic Capital

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

•	MVS : Market Value Sensitivity.

•	PVim : Present value of the cash flows of time band i, currency m.

•	PV’im : Present value of the cash flows of time band i, currency m, with a shock of 100 bp in discount rates.

•	Pim : Net position in Ch$ at time band i, currency m.

•	rim : Representative rate of currency m, time band i.

•	Ti : Representative maturity of time band i.

(2)	Regulatory Monitoring

Regulatory monitoring of market risk exposure is measured in accordance with chapter III.B.2.2 of the Compendium of Financial Standards from the Chilean Central Bank and chapter 12-21 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions for both the trading book and the banking book. In the trading book, the impact is measured in the event of a change in the market price of its financial positions as a result of variations in interest rates, exchange rates and volatility. In the banking book, the impact is measured on the entity’s financial margin and present value.

The limits established for the trading book are for exposure to interest rate risk and exchange rate risk. The difference between the regulatory capital recorded by the financial institution and the sum of the following two items cannot be negative: (i) the product of the credit risk-weighted assets defined in article 67 of the Chilean General Banking Act and the minimum percentage established for regulatory capital in article 66 of that law, and (ii) the sum of the trading book’s exposure to interest rate risk and the exchange rate risks for the entire balance sheet measured in accordance with the

Basel standard methodology with some important differences where exchange rate exposure stands out. As indicated in the paragraph above, the Bank must always comply with the following ratio:

RC-((k*CRWA)+MRE)>0

Where:

RC	: Regulatory Capital
CRWA	: Credit Risk Weighted Assets
MRE	: Exposure to interest rate risk in trading book and currency Risk in entire balance Sheet
k	: Minimum percentage established for regulatory capital in article 66 of General Banking Law

Group	Description Sensitivity	Factor
i	Each of the foreign currencies of countries with long-term external debt in foreign currency with a rating of at least AAAr, or equivalent, from any of the risk rating agencies indicated in Chapter III.B.5 of this Compendium. It also considers the EURO and the position in gold.	ơí = 8%
j	Each of the foreign currencies of countries not included in basket i.	ơj- = 35%

Market risk exposure in accordance with regulatory methodology is detailed below:

Market Risk Limit for Trading Book	2013	2014	2015
	MCh$	MCh$	MCh$
Market Risk-Weighted Assets	3,379,014	4,241,613	2,325,513
Rate Trading	796,729	785,550	735,625
Currency Trading	36,959	863	18,488
Options Trading	11,960	10,075	8,550
Currency Structural moneda	2,533,366	3,445,125	1,562,850
Credit Risk-Weighted Assets	15,058,532	16,715,382	17,465,950
Total Risk-Weighted Assets	18,437,546	20,956,995	19,791,463

Regulatory Capital	1,991,289	2,071,647	1,666,708

Basel Index	13.22%	12.39%	9.54%

Badel Index (includes MRE *)	10.80%	9.89%	8.42%

Margin	516,285	729,389	264,724
% Consumption	74.07%	64.79%	84.12%

(*)	Market risk expositions

FIGURE 21: MARKET RISK LIMIT FOR TRADING BOOK

The market risk presented in the table above (measured in units of risk-weighted assets) shows that capital consumption related to the Bank’s exposures to market risks is explained in more than 83% of the cases by the effect of our investment in Banco CorpBanca Colombia. As of December 2015, this investment amounted to approximately US$ 815 million. This exposure to exchange rate risk —Chilean peso vs. Colombian peso— is considered structural in the sense that it arises from a long-term investment.

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

CorpBanca Colombia
Market Risk	2015
MCh$
Risk-Weighted Assets (RWA)	576,312
Trading	576,312
Structural (currency)	—
Credit Risk	5,470,672
Total Risk-Weighted Assets	6,046,984

Regulatory Capital	780,375

Basel Index	14.00%

Badel Index (includes MRE*)	12.70%

Margin	291,020
% Consumption	62.70%

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

The exposure of regulatory limits in the banking book for Chile are detailed as follows:

Market Risk Limit for Banking Book
	2013	2014	2015
Short-Term Limit	MCh$	MCh$	MCh$
Exposure	54,949	64,990	78,425
Rate Risk	22,502	39,274	43,914
Indexation Risk	28,666	21,683	29,662
Reduced Revenue (fees sensitive to insterest rates)	3,781	4,033	4,849
Limit	97,651	130,591	127,006
Consumption %	56.3%	49.8%	61.7%

Financial Margin plus Fees (12 months)	279,003	373,118	362,875
Percentage over financial margin	35.0%	35.0%	35.0%
Short-term Limit	97,651	130,591	127,006
Consumption with respect to financial margin	19.7%	17.4%	21.6%

Long-Term Limit
Exposure	157,786	266,394	269,568
Rate Risk	157,786	266,394	269,568
Limit	537,648	414,329	333,342
Consumption %	29.3%	64.3%	80.9%

Regulatory Capital (RC)	1,991,289	2,071,647	1,666,708
Percentage over margin	27%	20%	20%
Long-term Limit	537,648	414,329	333,342
Consumption with respect to regulatory capital	7.9%	12.9%	16.2%

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

The composition of liquid assets as of year-end December 2015, after applying the respective price volatility haircuts and market liquidity adjustments is presented in the table below.

Liquid Assets CorpBanca Chile
Investment Portfolio Chile As of December 31, 2015	Liquid Assets in domestic currency (30 days)	Liquid Assets in foreign currency (30 days)	Total Liquid Assets
	MCh$	MCh$	MCh$
Cash and cash equivalents	489,478	160,519	649,997
Central Bank and goverment securities	710,057	—	710,057
Bank time deposits	61,330	—	61,330
Corporate bonds	23,664	24,031	47,695
Bank bonds	23,553	11,543	35,096
Repo agreements	(29,817)	—	(29,817)
Average clearance reserves required	(217,782)	(20,230)	(238,012)
Liquid Assets	1,060,483	175,863	1,236,346

FIGURE 24: LIQUID ASSETS CORPBANCA CHILE

Liquid Assets CorpBanca Colombia
Investment Portfolio Colombia As of December 31, 2015	Liquid Assets in domestic currency (30 days)	Liquid Assets in foreign currency (30 days)	Total Liquid Assets
	MCh$	MCh$	MCh$
Cash and cash equivalents	362,716	9,102	371,818
Central Bank and goverment securities	837,423	—	837,423
Bank time deposits	—	—	—
Corporate bonds	190,533	—	190,533
Bank bonds	—	—	—
Repo agreements	—	—	—
Average clearance reserves required	(365,960)	—	(365,960)
Liquid Assets	1,024,712	9,102	1,033,814

FIGURE 25: LIQUID ASSETS CORPBANCA COLOMBIA

(ii)	Daily Wholesale Maturities

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

During 2015, different strategies were implemented to diversify liabilities, including: diversifying time deposits, expanding stable funding sources such as on-line time deposits by individuals and issuing bonds.

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

In accordance with Chapter III B.2 from the Chilean Central Bank and Chapter 12-9 of the Updated Compilation of Standards from the SBIF, the Bank must measure and control its liquidity position based on the difference between cash flows payable from liability and expense accounts and cash flows receivable from asset and income accounts for a given period or time band, which is called maturity mismatch.

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

In full compliance with the Chilean Central Bank and the SBIF, CorpBanca’s board of directors approved a policy to measure and control its liquidity position based on maturity mismatches on an adjusted basis with a 10% cushion with respect to the regulatory limit.

The table below shows the use of internal mismatch limits as of December 31, 2015 and some consumption statistics for the year.

	As of December 31, 2015			Statistics 2015
Table of Contents	Límit [MCh$]	Mismatch [MCh$]	Excess Reserve [MCh$]	Mínimum [MCh$]	Average [MCh$]	Máximum [MCh$]
All currencies 30 days	1,065,156	315,240	1,380,396	1,120,630	1,483,457	1,901,288
All currencies 90 days	2,130,313	62,587	2,192,900	1,697,334	2,165,066	2,723,342
Foreign currency 30 days	1,065,156	203,051	1,268,207	1,106,777	1,424,324	1,893,928

	As of December 31, 2014			As of December 31, 2013
Table of Contents	Límit [MCh$]	Mismatch [MCh$]	Excess Reserve [MCh$]	Límit [MCh$]	Mismatch [MCh$]	Excess Reserve [MCh$]
All currencies 30 days	1,362,821	567,416	1,930,237	1,404,443	(146,681)	1,257,762
All currencies 90 days	2,725,642	(381,918)	2,343,724	2,808,886	(981,388)	1,827,498
Foreign currency 30 days	1,362,821	281,575	1,644,396	1,404,443	19,210	1,423,653

FIGURE 26: INTERNAL LIMITS AND CURRENCY MISMATCHES

Figures 27, 28 and 29 show the evolution of consumption for each limit in 2015.

FIGURE 27: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 30 DAYS DURING 2015

FIGURE 28: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 90 DAYS DURING 2015

FIGURE 29: EVOLUTION OF CONSOLIDATED MISMATCH IN FOREIGN CURRENCIES AT 30 DAYS DURING 2015

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

The following figures show the evolution of the 7 and 30 day liquidity gaps in Colombia in 2015.

FIGURE 30: CONSOLIDATED 7-DAY LIQUIDITY GAP 2015 COLOMBIA

FIGURE 31: CONSOLIDATED 30-DAY LIQUIDITY GAP 2015 COLOMBIA

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

The following table summarizes our derivative portfolio as of December 31, 2013, 2014 and 2015:

Derivatives financial assets

	As of December 31, 2013
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	(in million of Ch$)
Foreign Currency Forwards	3,401,493	1,568,880	257,382	70,265
Interest Rate Swap	476,480	1,259,204	6,437,978	153,007
Foreign Currency Swap	52,983	348,823	1,761,247	150,528
Foreign Currency Call Options	61,226	65,320	—	1,968
Foreign Currency Put Options	35,861	40,490	—	512

Total	4,028,043	3,282,717	8,456,607	376,280

	As of December 31, 2014
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	(in million of Ch$)
Foreign Currency Forwards	2,152,673	2,664,433	1,363,602	154,229
Interest Rate Swap	377,694	940,134	5,011,624	285,741
Foreign Currency Swap	153,015	297,605	1,922,635	323,785
Foreign Currency Call Options	39,462	36,175	—	2,648
Foreign Currency Put Options	49,992	34,594	—	396

Total	2,772,836	3,972,941	8,297,861	766,799

	As of December 31, 2015
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	(in million of Ch$)
Foreign Currency Forwards	5,295,033	3,044,798	624,735	225,986
Interest Rate Swap	1,255,296	2,232,986	10,173,202	318,817
Foreign Currency Swap	37,925	110,613	3,044,960	458,946
Foreign Currency Call Options	83,343	87,933	—	4,655
Foreign Currency Put Options	32,766	25,800	—	511

Total	6,704,363	5,502,130	13,842,897	1,008,915

Derivatives financial liabilities

	As of December 31, 2013
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	(in million of Ch$)
Foreign Currency Forwards	3,431,709	1,947,645	228,605	62,170
Interest Rate Swap	628,224	1,977,705	6,061,512	100,784
Foreign Currency Swap	78,762	305,554	1,209,442	114,518
Foreign Currency Call Options	68,540	53,231	—	3,549
Foreign Currency Put Options	9,750	20,094	—	562

Total	4,216,985	4,304,229	7,499,559	281,583

	As of December 31, 2014
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	(in million of Ch$)
Foreign Currency Forwards	2,220,727	2,719,896	1,018,111	140,949
Interest Rate Swap	610,578	1,281,465	4,629,389	222,623
Foreign Currency Swap	99,063	320,262	1,243,465	240,861
Foreign Currency Call Options	60,237	39,121	—	2,564
Foreign Currency Put Options	11,420	14,727	—	686

Total	3,002,025	4,375,471	6,890,965	607,683

	As of December 31, 2015
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	(in million of Ch$)
Foreign Currency Forwards	4,684,078	2,921,873	470,323	191,589
Interest Rate Swap	708,063	2,117,270	8,658,594	192,537
Foreign Currency Swap	97,583	347,591	1,747,416	342,675
Foreign Currency Call Options	61,962	58,256	—	3,511
Foreign Currency Put Options	45,674	57,877	—	802

Total	5,597,360	5,502,867	10,876,333	731,114

	Financial Position				Profit or loss
	Positions		Final Position	Opening Position	Unrealized Gain/(Loss)	Realized Gain/(Loss)	Net Effect Gain/(Loss)	Unrealized Gain/(Loss) Other Comprehensive Income	Coverage Element Gain/(Loss)
	Assets	Liabilities
As of December 2013	(in million of Ch$)
	(A)	(B)	(A-B) = (C)	(D)	(C) - (D) = (E)	(F)	(E) + (F) = (G)	(H)	(I)
Derivatives held-for-trading			Note 7	Note 7			Note 25	Note 22	Note 23
Foreign currency forwards	70,232	61,377	8,855	(4,545)	13,400	18,130	31,530
Interest rate swaps	152,591	93,382	59,209	24,286	34,923	2,393	37,316
Foreing currency swaps	147,357	111,256	36,101	53,306	(17,205)	8,748	(8,457)
Foreign currency call options	1,968	3,549	(1,581)	(811)	(770)	(4,362)	(5,132)
Foreign currency put options	512	562	(50)	407	(457)	3,671	3,214

Total derivatives held-for-trading	372,660	270,126	102,534	72,643	29,891	28,580	58,471

Derivatives hedge accounting			Note 7	Note 7			Note 26
Fair Value hedges	385	5,396	(5,011)	2,752	(7,763)	4,268	(3,495)	—	6,955
Cash flow hedges	3,235	6,061	(2,826)	(1,212)	(1,614)	6,168	4,554	(5,187)	—

Total derivatives hedge accounting	3,620	11,457	(7,837)	1,540	(9,377)	10,436	1,059	(5,187)	6,955

Total	376,280	281,583

	Financial Position				Profit or loss
	Positions		Final Position	Opening Position	Unrealized Gain/(Loss)	Realized Gain/(Loss)	Net Effect Gain/(Loss)	Unrealized Gain/(Loss) Other Comprehensive Income	Coverage Element Gain/(Loss)
	Assets	Liabilities
As of December 31, 2014	(in million of Ch$)
	(A)	(B)	(A-B) = (C)	(D)	(C) - (D) = (E)	(F)	(E) + (F) = (G)	(H)	(I)
Derivatives held-for-trading			Note 8	Note 8			Note 26	Note 23	Note 24
Foreign currency forwards	154,214	134,337	19,877	8,855	11,022	69,750	80,772
Interest rate swaps	283,089	214,835	68,254	59,209	9,045	11,301	20,346
Foreing currency swaps	317,667	236,727	80,940	36,101	44,839	(49,130)	(4,291)
Foreign currency call options	2,648	2,564	84	(1,581)	1,665	(9,148)	(7,483)
Foreign currency put options	396	686	(290)	(50)	(240)	5,175	4,935

Total derivatives held-for-trading	758,014	589,149	168,865	102,534	66,331	27,948	94,279

Derivatives hedge accounting			Note 8	Note 8			Note 27
Fair Value hedges	6,875	6,408	467	(5,011)	5,478	(2,045)	3,433	—	(577)
Cash flow hedges	1,910	12,126	(10,216)	(2,826)	(7,390)	(7,220)	(14,610)	958	—

Total derivatives hedge accounting	8,785	18,534	(9,749)	(7,837)	(1,912)	(9,265)	(11,177)	958	(577)

Net invesment in foreing operation
Foreign currency forwards	—	—	—	—	—	—	—	—	—

Total Net invesment in foreing operation	—	—

Total	766,799	607,683

	Financial Position				Profit or loss
	Positions		Final Position	Opening Position	Unrealized Gain/(Loss)	Realized Gain/(Loss)	Net Effect Gain/(Loss)	Unrealized Gain/(Loss) Other Comprehensive Income	Coverage Element Gain/(Loss)
	Assets	Liabilities
As of December 31, 2015	(in million of Ch$)
	(A)	(B)	(A-B) = (C)	(D)	(C) - (D) = (E)	(F)	(E) + (F) = (G)	(H)	(I)
Derivatives held-for-trading			Note 8	Note 8			Note 26	Note 8	Note 24
Foreign currency forwards	222,956	179,610	43,346	19,877	23,469	198,588	222,057
Interest rate swaps	315,677	185,389	130,288	68,254	62,034	(53,863)	8,171
Foreing currency swaps	433,578	322,795	110,783	80,940	29,843	(37,182)	(7,339)
Foreign currency call options	4,655	3,511	1,144	84	1,060	52,264	53,324
Foreign currency put options	511	802	(291)	(290)	(1)	9,957	9,956

Total derivatives held-for-trading	977,377	692,107	285,270	168,865	116,405	169,763	286,168

Derivatives hedge accounting			Note 8	Note 8			Note 27
Fair Value hedges	5,205	8,922	(3,717)	467	(4,184)	(56,883)	(61,067)	—	3,461
Cash flow hedges	23,712	24,476	(3,752)	(10,216)	6,464	48,593	55,057	(3,088)	—

Total derivatives hedge accounting	28,917	33,398	(7,469)	(9,749)	2,280	(8,290)	(6,010)	(3,088)	3,461
Net invesment in foreing operation
Foreign currency forwards	2,621	5,610	(2,989)	—	(2,989)	2,989	—	(2,574)	—

Total Net invesment in foreing operation	2,621	5,610

Total	1,008,915	731,115

(A)	In this category are financial derivative contracts with positive fair values.

(B)	In this category are financial derivative contracts with negative fair values.

(C)	Corresponds to the net effect of fair value are recorded in the income statement, except where they have effects in the previous year, see paragraph (d). See note 7 for 2013 and note 8 for 2014 and 2015 to our financial statements.

(D)	Corresponds to the net effect of fair value in the previous years, which were in retained earnings at end of period. See note 7 for 2013 and note 8 for 2014 and 2015 to our financial statements.

(E)	Fair value recorded in statements of income.

(F)	Primarily includes adjustments settlements and financial derivative contracts in the period.

(G)	Corresponds to the total effect on income from financial derivatives effects of the period. See note 25 for 2013 and note 26 for 2014 and 2015 to our financial statements.

(H)	Corresponds to records effective part of accounting cash flow hedges. See note 22 for 2013 and note 23 for 2014 and 2015 to our financial statements. And also corresponds to effective part of accounting investment in foreign operation, CorpBanca Colombia began in 2015 with these operations. See note 8.

(I)	Corresponds to adjustments and others hedged effects of accounting fair value. See note 23 for 2013 and note 24 for 2014 and 2015 to our financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Any other charges and expenses of the depositary under the deposit agreement will be paid by CorpBanca upon agreement between the depositary and CorpBanca. All fees and charges may, at any time and from time to time, be changed by agreement between the depositary and the Company but, in the case of fees and charges payable by ADS holders and beneficial owners, only in the manner contemplated by article 20 of the ADR.

The depositary reimburses CorpBanca for certain expenses incurred by CorpBanca that are related to the ADR facility upon such terms and conditions as CorpBanca and the depositary have agreed and may hereinafter agree from time to time. The depositary may make available to CorpBanca a set amount or a portion of the depositary fees charged in respect of the ADR facility or otherwise upon such terms and conditions as CorpBanca and the depositary may agree from time to time.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies in any payments for the year ended December 31, 2015.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders for the year ended December 31, 2015.

ITEM 15.	CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2015, CorpBanca, under the supervision and with the participation of our management, including the CEO and the CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including the possibility of human error and the circumvention or overriding of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB (IFRS-IASB).

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, (COSO). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

Our independent registered public accounting firm, Deloitte, has audited the consolidated financial statements included in this annual report, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2015.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Our internal control over financial reporting as of December 31, 2015 has been audited by an independent registered public accounting firm, as stated in its report, which follows below.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

    CorpBanca

We have audited the internal control over financial reporting of CorpBanca and subsidiaries (the “Bank”) as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2015 of the Bank and our report dated March 31, 2016 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph concerning the translation of Chilean peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 1ff) and that such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Auditores y Consultores Ltda.

Santiago, Chile

March 31, 2016

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

The names of the members of our audit committee are included in Item 6. Directors, Senior Management and Employees—C. Board Practices. All but Mr. Echeverria, meet the independence requirements set foth in the Exchange Act Rule 10A-3(b)(1).

ITEM 16B. ETHICS

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2013, 2014 and 2015:

Principal accountant fees and services
	Year ended December 31,
	2013	2014	2015
	(in millions of constant Ch$)
Audit fees	1.279	1.574	1.305
Audit-related fees	94	133	43
Tax fees	—	—	—
All other fees	36	300	297

	1.410	2.007	1.645

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

The following table sets out certain information concerning purchases of our shares registered under Section 12 of the Exchange Act by us or any affiliated purchaser during fiscal year 2015:

Period (*)	(a) Total number of shares purchased	(b) Average price paid per share (in Ch$)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plan or programs
January 2015	—	—	—	—
February 2015	—	—	—	—
March 2015	—	—	—	—
April 2015	—	—	—	—
May 2015	—	—	—	—
June 2015	—	—	—	—
July 2015	—	—	—	—
August 2015	—	—	—	—
September 2015	—	—	—	—
October 2015	—	—	—	—
November 2015	—	—	—	—
December 2015	—	—	—	—

Total	—	—	—	—

(*)	CorpBanca and our affiliates did not purchase any of our shares registered under Section 12 of the Exchange Act.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 11, 2016, the bank’s Audit Committee (“BAC”) and the shareholders approved the appointment of PriceWaterhouseCoopers Consultores, Auditores y Compañia Limitada (“PwC”) as its independent registered public accounting firm (“external auditor”) for the year ending December 31, 2016. This change in external auditors is being made as a result of the pending Itaú-CorpBanca Merger which will result in Itau Unibanco as the ultimate controlling entity as defined under IFRS 10, “Consolidated Financial Statements”. Deloitte continued to serve as CorpBanca’s external auditor following this announcement for any pending year 2015 financial report and it will formally resign upon the filing of the Form 20-F for the year ended December 31, 2015.

During the two years prior to December 31, 2015, (1) Deloitte has not issued any reports on the financial statements of the bank or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of Deloitte qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to Deloitte’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Further in the two years prior to December 31, 2015, the bank has not consulted with PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the bank, and neither a report was provided to the bank or oral advice was provided that PwC concluded was an important factor considered by the bank in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange, “foreign private issuers” are required to provide a summary of the significant ways in which their corporate governance practices differ from those corporate governance standards required of U.S. companies by the New York Stock Exchange. As a Chilean bank, our corporate governance standards are governed by our by-laws, the Chilean General Banking Act, the Chilean Securities Market Act, the Chilean Corporations Act and the Regulations of the SBIF. The following chart notes these differences:

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

ITEM 18. FINANCIAL STATEMENTS

See the following items starting at page F-1:

(a) Report of Independent Registered Public Accounting Firm

(b) Consolidated Statement of Financial Position as of 2015 and 2014

(c) Consolidated Statement of Income for the three years ended December 31, 2015

(d) Consolidated Statement of Comprehensive Income for the three years ended December 31, 2015

(e) Statement of Changes in Shareholders’ Equity for the three years ended December 31, 2015

(f) Consolidated Statement of Cash Flows for each of the three years ended December 31, 2015

(g) Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Articles of Incorporation and By-laws (estatutos sociales) of CorpBanca, including amendments thereto (English language translation).

Exhibit 2.(a).1**	Form of Amended and Restated Deposit Agreement, dated as of May 7, 2012, by and among CorpBanca, Deustche Bank Trust Company Americas, as depositary, and the registered holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including a form of American Depositary Receipt.

Exhibit 2.(a).2*	Form of CorpBanca Share Certificate (English language translation).

Exhibit 2.(b).1+	Indenture dated January 15, 2013, between CorpBanca and Deutsche Bank Trust Company Americas, as Trustee, related to CorpBanca’s 3.125% Senior Notes due 2018.

Exhibit 2.(b).2+	First Supplemental Indenture dated January 15, 2013, between CorpBanca and Deutsche Bank Trust Company Americas, as Trustee, related to CorpBanca’s 3.125% Senior Notes due 2018.

Exhibit 2.(b).3+	Form of Global Note due 2018 (included in Exhibit 2.(b).1).

Exhibit 3.1****	Consolidated Text of the Share Purchase Agreement, dated December 6, 2011, by and among Banco Santander, S.A., CorpBanca, and Inversiones Corpgroup Interhold Limitada (including the modifications agreed to by the parties on February 21, 2012)

Exhibit 3.2****	Addendum No. 1 to Share Purchase Agreement, dated February 21, 2012, by and among Banco Santander, S.A., CorpBanca, and Inversiones Corpgroup Interhold Limitada

Exhibit 4.(a).1*	Systems Operations Services Agreement, dated as of March 30, 2001, between IBM de Chile S.A.C. and CorpBanca (English language translation).

Exhibit 4.(a).2(i)++	Service Contract, dated as of July 6, 2001, between Inversiones Corp Group Interhold Ltda. and CorpBanca, as amended (English language translation).

Exhibit 4.(a).2(ii)++	Service Contract, dated as of April 10, 2008, between Inversiones Corp Group Interhold Ltda. and CorpBanca, as amended (English language translation).

Exhibit 4.(a).2(iii)++	Service Contract, dated as of March 27, 2012, between Corp Group Holding Inversiones Ltda. and CorpBanca, as amended (English language translation).

Exhibit 4.(a).2(iii)(a)	Amendment, dated as of January 27, 2014 of the Service Contract, dated as of March 27, 2012, between Corp Group Holding Inversiones Ltda. and CorpBanca, as amended (English language translation).

Exhibit 4.(a).3*	Software Consulting and Development Agreement, “IBS” Integrated Banking System, dated as of October 4,

2001, between Datapro, Inc. and CorpBanca (English language translation).

Exhibit 4.(a).4*	Agreement to Participate in the Automated Teller Machine Network Operated by Redbanc S.A., dated as of April 1, 2001, among Redbanc S.A. and CorpBanca (English language translation).

Exhibit 4.(a).5***	Sublease Automatic Teller Machine Contract, dated as of November 26, 2008, among SMU S.A., Rendic Hermanos S.A., Supermercados Bryc S.A. and Distribuidora Super Diez S.A. and CorpBanca (English language translation).

Exhibit 4.(a).6	Second Amended and Restated Credit Agreement, dated as of September 23, 2015, by and among CorpBanca, as borrower, Standard Chartered Bank, as administrative agent and HSBC Securities (USA) Inc. Standard Chartered Bank and Wells Fargo Securities, LLC, as joint bookrunners and mandated lead arrangers.

Exhibit 4.(a).7	Lease agreement, dated as of July 27, 2015 between Corpbanca as tenant and Compañéa de Seguros Corpseguros S.A. as Landlord.

Exhibit 4.(a).8	Lease agreement, dated as of July 27, 2015 between Corpbanca as tenant and Compañéa de Seguros CorpVida S.A. as Landlord.

Exhibit 8.1	List of subsidiaries of CorpBanca.

Exhibit 10.C.1++	Transaction Agreement dated as of January 29, 2014, by and among CorpBanca, Inversiones Corp Group Interhold Limitada, Inversiones Gasa Limitada, Itaú Unibanco and Itaú Chile.

Exhibit 10.C.1.a	Amendment to the Transaction Agreement, dates as of June 2, 2015, by and among CorpBanca, Inversiones Corp Group Interhold Limitada, Inversiones Gasa Limitada, Itaú Unibanco and Itaú Chile.

Exhibit 11.1	CorpBanca’s Code of Ethics. (General code of conduct. English language translation).

Exhibit 11.2	CorpBanca’s Code of Conduct in the Securities Market. (English language translation).

Exhibit 12.1	Certification of the CEO of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 12.2	Certification of the CFO of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 13.1	Certification of the CEO of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2	Certification of the CFO of CorpBanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 15.1	Consent of Independent Registered Public Accounting Firm (Deloitte).

Exhibit 15.2	Letter re: Change in Certifying Accountant

*	Filed as an exhibit to our Form 20-F (File No. 001-32305) filed on September 24, 2004, and incorporated herein by reference.
**	Filed as an exhibit to our registration statement on Form F-6 (File No. 001-32305) filed on April 30, 2012, and incorporated herein by reference.
***	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2008 filed on June 30, 2009, and incorporated herein by reference.
****	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2011 filed on April 30, 2012, and incorporated herein by reference.
+	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2012 filed on May 15, 2013, and incorporated herein by reference.
++	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2013 filed on May 15, 2014, and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORPBANCA

/s/ Cristián Canales Palacios
Name:	Cristián Canales Palacios
Title:	Chief Executive Officer

Date: March 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

    CorpBanca

We have audited the accompanying consolidated statements of financial position of CorpBanca and subsidiaries (the “Bank”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CorpBanca and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

Our audits also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in note 1 ff) to the consolidated financial statements. Such U.S. dollars amounts are presented solely for the convenience of readers outside Chile.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2016 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/ Deloitte Auditores y Consultores Ltda.

Santiago, Chile

March 31, 2016

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2014 and 2015

(In millions of Chilean pesos - MCh$)

	Notes		2014	2015	2015
			MCh$	MCh$	ThUS$ (Note 1.ff)
ASSETS

Cash and deposits in banks	5 a	)	1,169,178	1,004,757	1,414,513
Cash in the process of collection	5 b	)	212,842	176,501	248,481
Trading portfolio financial assets	6		685,898	323,899	455,990
Investments under agreements to resell	7		78,079	24,674	34,736
Derivative financial instruments	8		766,799	1,008,915	1,420,367
Loans and receivables from banks, net	9		814,209	451,829	636,092
Loans and receivables from customers, net	10		13,892,270	14,454,357	20,349,078
Financial investments available-for-sale	11		1,156,896	1,924,788	2,709,748
Held to maturity investments	11		190,677	170,191	239,598
Investment in other companies	12		15,842	14,648	20,622
Intangible assets	13		757,777	665,264	936,569
Property, plant and equipment, net	14		92,642	91,630	128,998
Current income taxes	15		20,834	46,904	66,032
Deferred income taxes	15		2,702	8,671	12,207
Other assets	16		415,267	438,323	617,078

TOTAL ASSETS			20,271,912	20,805,351	29,290,109

LIABILITIES
Current accounts and demand deposits	17		3,954,948	4,431,619	6,238,905
Transaction in the course of payment	5 b	)	145,771	105,441	148,442
Obligations under repurchase agreements	7		661,663	260,631	366,921
Time deposits and saving accounts	17		8,076,966	8,495,603	11,960,247
Derivative financial instruments	8		607,683	731,114	1,029,274
Borrowings from financial institutions	18		1,431,923	1,528,585	2,151,967
Debt issued	19		3,079,050	3,227,554	4,543,803
Other financial obligations	19		15,422	14,475	20,378
Current income tax provision	15		19,226	42,457	59,772
Deferred income taxes	15		76,593	40,433	56,922
Provisions	20		200,289	182,707	257,218
Other liabilities	21		210,716	209,439	294,852

TOTAL LIABILITIES			18,480,250	19,270,058	27,128,701

EQUITY
Attributable to equity holders of the Bank:
Capital	23		781,559	781,559	1,100,291
Reserves	23		515,618	515,618	725,895
Accumulated other comprehensive income	23		(98,590)	(219,338)	(308,788)
Retained earnings:			267,138	142,713	200,913
Retained earnings from prior periods	23		146,271	27,278	38,402
Net income for the period	23		233,997	216,321	304,540
Less: Accrual for mandatory dividends	20/23		(113,130)	(100,886)	(142,029)

			1,465,725	1,220,552	1,718,311
Non controlling interest	23		325,937	314,741	443,097

TOTAL EQUITY			1,791,662	1,535,293	2,161,408

TOTAL LIABILITIES & EQUITY			20,271,912	20,805,351	29,290,109

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2013, 2014 and 2015

(In millions of Chilean pesos - MCh$)

	Notes		2013	2014	2015	2015
			MCh$	MCh$	MCh$	ThUS$
						(Note 1.ff)
Interest income	24		1,007,106	1,320,124	1,299,480	1,829,429
Interest expense	24		(549,416)	(689,240)	(678,901)	(955,768)

Net interest income	24 c	)	457,690	630,884	620,579	873,661

Income from service fees	25		144,777	202,013	200,401	282,128
Expenses from service fees	25		(26,800)	(40,423)	(47,554)	(66,947)

Net service fee income			117,977	161,590	152,847	215,181

Trading and investment income, net	26		101,287	183,693	338,698	476,825
Foreign exchange gains (losses), net	27		(13,906)	(13,426)	(151,197)	(212,858)
Other operating income	32		39,658	28,958	23,652	33,298

Trading and investment, foreign exchange gains and other operating income			127,039	199,225	211,153	297,265

Operating income before provision for loan losses			702,706	991,699	984,579	1,386,107

Provision for loan losses	28		(102,072)	(127,272)	(169,748)	(238,974)

Total operating income, net of provision for loan losses, interest and fees			600,634	864,427	814,831	1,147,133

Personnel salaries expenses	29		(165,009)	(219,312)	(202,754)	(285,440)
Administration expenses	30		(139,614)	(213,140)	(211,603)	(297,898)
Depreciation and amortization	31		(42,288)	(51,613)	(42,905)	(60,402)
Impairment	31		—	(1,308)	(332)	(467)
Other operating expenses	32		(15,234)	(24,299)	(23,195)	(32,654)

Total operating expenses			(362,145)	(509,672)	(480,789)	(676,861)

Total net operating income			238,489	354,755	334,042	470,272

Income attributable to investment other companies	12		1,241	1,799	1,300	1,830

Income before income taxes			239,730	356,554	335,342	472,102
Income taxes	15		(64,491)	(82,853)	(96,677)	(136,103)

Net income for the period			175,239	273,701	238,665	335,999

Attributable to:
Equity holders of the Bank			162,422	233,997	216,321	304,543
Non controlling interest			12,817	39,704	22,344	31,456

Earnings per share attributable to equity holders of the Bank			Ch$	Ch$	Ch$	US$
Basic earnings per share	23 d	)	0.48	0.69	0.64	0.0009
Diluted earning per share	23 d	)	0.48	0.69	0.64	0.0009

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2013, 2014 and 2015

(In millions of Chilean pesos - MCh$)

			2013	2014	2015	2015
			MCh$	MCh$	MCh$	ThUS$
						(Note 1.ff)

Net income for the period	Notes		175,239	273,701	238,665	335,996

Other Comprehensive Income
Items that may be reclassified subsequently to profit or loss:
Financial instruments available-for-sale	23 f	)	4,597	(3,798)	(36,289)	(51,088)
Exchange differences on translation	23 f	)	11,960	(68,673)	(82,148)	(115,649)
Gain (loss) from hedge of net investment in foreign operation	23 f	)	(2,840)	(4,751)	(7,931)	(11,165)
Gain (loss) from cash flow hedge	23 f	)	(5,757)	6,145	(4,046)	(5,696)

Other comprehensive income (loss) before income taxes			7,960	(71,077)	(130,414)	(183,598)

Income tax relating to financial instruments available-for-sale	15 d	)	(911)	2,310	10,904	15,351
Income tax relating to hedge of net investment in foreign operations	15 d	)	568	1,371	2,758	3,883
Income tax relating to cash flow hedge	15 d	)	842	(1,090)	1,104	1,554

Income taxes			499	2,591	14,766	20,788

Total other comprehensive income that may be reclassified to profit in subsequent periods			8,459	(68,486)	(115,648)	(162,810)

Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation	20 c	)	3,300	1,442	90	127
Income tax relating to defined benefit obligation	15 d	)	(1,122)	(562)	(35)	(49)

Total items that will not be reclassified subsequently to profit or loss			2,178	880	55	78

Total other comprehensive income (loss)			10,637	(67,606)	(115,593)	(162,732)

Comprehensive income (loss) for the period			185,876	206,095	123,072	173,264

Attributable to:
Equity Holders of the bank			173,059	163,512	95,573	134,550
Non Controlling interest	23 h	)	12,817	42,583	27,499	38,714

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended 31, 2013, 2014 and 2015

(In millions of Chilean pesos - MCh$, except for number of shares)

				Accumulated other comprehensive income							Retained earnings
	Number of shares	Paid-in Capital	Reserves	Defined benefit obligation	Financial investment available- for-sale	Hedge of net investment in foreign operation	Derivatives for Cash Flow Hedge	Income tax accumulated other comprehensive income	Exchange differences on translation	Accumulated other comprehensive income	Retained earnings from previous periods	Net income for the period	Accrual for mandatory dividends	Total attributable to equity holders of the Bank	Non controlling interest	Total equity
	(Millions)	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of January 1, 2013	293,358	638,234	275,552	(10,301)	(8,143)	456	570	4,893	(26,217)	(38,742)	132,292	—	(60,040)	947,296	54,370	1,001,666

Increase or decrease in capital and reserves	47,000	143,325	147,843	—	—		—	—	—	—	—	—	—	291,168	787	291,955
Dividends paid	—	—	—	—	—	—	—	—	—	—	(60,040)	—	60,040	—	—	—
Accrual for mandatory dividends	—	—	—	—	—	—	—	—	—	—	—	—	(77,547)	(77,547)	—	(77,547)
Comprehensive income for the period	—	—	—	3,300	4,597	(2,840)	(5,757)	(623)	11,960	10,637	—	162,422	—	173,059	12,817	185,876
Dilutive effect of purchase of Helm Bank and Subsidiaries (**)	—	—	92,223	—	—	—	—	—	—	—	—	—	—	92,223	—	92,223
Changes in non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,716	2,716
Acquisition Subsidiary in Colombia	—	—	—	—	—	—	—	—	—	—	—	—	—	—	235,008	235,008

Equity as of December 31, 2013	340,358	781,559	515,618	(7,001)	(3,546)	(2,384)	(5,187)	4,270	(14,257)	(28,105)	72,252	162,422	(77,547)	1,426,199	305,698	1,731,897

Distribution of prior year’s net income		—	—	—	—	—	—	—	—	—	162,422	(162,422)	—	—	—	—

Equity as of January 1, 2014	340,358	781,559	515,618	(7,001)	(3,546)	(2,384)	(5,187)	4,270	(14,257)	(28,105)	234,674	—	(77,547)	1,426,199	305,698	1,731,897

Increase or decrease in capital and reserves		—	—							—				—	1,045	1,045
Dividends paid		—	—							—	(88,403)		77,547	(10,856)	—	(10,856)
Accrual for mandatory dividends		—	—							—			(113,130)	(113,130)	—	(113,130)
Comprehensive income for the period		—	—	955	(8,059)	(4,751)	6,145	3,898	(68,673)	(70,485)	—	233,997	—	163,512	42,583	206,095
Changes in non-controlling interest		—	—							—				—	(23,389)	(23,389)

Equity as of December 31 2014	340,358	781,559	515,618	(6,046)	(11,605)	(7,135)	958	8,168	(82,930)	(98,590)	146,271	233,997	(113,130)	1,465,725	325,937	1,791,662

Distribution of prior year’s net income		—	—	—	—	—	—	—	—	—	233,997	(233,997)	—	—	—	—

Equity as of January 1, 2015	340,358	781,559	515,618	(6,046)	(11,605)	(7,135)	958	8,168	(82,930)	(98,590)	380,268	—	(113,130)	1,465,725	325,937	1,791,662

Increase or decrease in capital and reserves										—				—	426	426
Dividends paid										—	(352,990)		113,130	(239,860)		(239,860)
Accrual for mandatory dividends										—			(100,886)	(100,886)		(100,886)
Comprehensive income for the period				60	(43,720)	(8,876)	(4,046)	17,982	(82,148)	(120,748)		216,321		95,573	27,499	123,072
Changes in non-controlling interest (see note 23.h)										—				—	(39,121)	(39,121)

Equity as of December 31 2015	340,358	781,559	515,618	(5,986)	(55,325)	(16,011)	(3,088)	26,150	(165,078)	(219,338)	27,278	216,321	(100,886)	1,220,552	314,741	1,535,293

Equity as of December 31, 2015
ThUS$ (Note 1 ff)		1,100,291	725,895	(8,427)	(77,887)	(22,541)	(4,347)	36,814	(232,399)	(308,788)	38,402	304,540	(142,029)	1,718,311	443,097	2,161,408

(**)	For more information, see Note 23 Equity, letter i). Transfer non-controlling interest (including excess of fair value over carrying value to parent).

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2013, 2014 and 2015

(In millions of Chilean pesos - MCh$)

	Notes		2013	2014	2015	2015
			MCh$	MCh$	MCh$	ThUS$
						(Note 1 ff)
CASH FLOW FROM OPERATING ACTIVITIES:

Income before income taxes			239,730	356,554	335,342	472,102

Charges (credits) to income not representing cash flow:
Depreciation and amortization	31		42,288	51,613	42,905	60,402
Impairment	31		—	1,308	332	467
Provision for loan losses	28		119,539	152,217	189,633	266,968
Provisions and write-offs for assets received in lieu of payment	16 b	)	35	(49)	—	—
Contingency provisions	32 b	)	107	—	—	—
Adjustment to market value of investments and derivatives			(17,139)	(43,039)	(94,883)	(133,578)
Net interest income	24		(457,690)	(630,884)	(620,579)	(873,661)
Net service fee income	25		(117,977)	(161,590)	(152,847)	(215,180)
Net foreign exchange gains (losses)	27		13,906	13,426	151,197	212,858
Deferred income taxes			(5,297)	(19,264)	(42,129)	(59,310)
Variation of foreign exchange on assets and liabilities			82,336	126,642	280,075	394,294
Other			28,041	24,682	1,812	2,551

Subtotals			(72,121)	(128,384)	90,858	127,913

Increase/decrease in operating assets and liabilities:
Loans and receivables to customers and banks			495,928	(1,609,012)	(141,623)	(199,379)
Investments under agreements to resell			(133,034)	132,301	(2,804)	(3,948)
Trading portfolio financial assets			41,973	(449,956)	(12,820)	(18,048)
Financial investments available-for-sale			428,471	(308,639)	(696,582)	(980,659)
Held to maturity investments			(28,173)	46,845	20,486	28,841
Other assets and liabilities			(44,363)	(86,836)	(22,955)	(32,316)
Time deposits and saving accounts			(971,620)	735,294	424,123	597,087
Currents accounts and demand deposits			69,259	503,492	476,412	670,701
Obligations under repurchase agreements			98,580	319,218	(401,032)	(564,579)
Dividends received from investments in other companies	12 a	)	1,241	1,799	1,300	1,830
Foreign borrowings obtained			3,097,922	3,565,452	3,521,683	4,957,882
Repayment of foreign borrowings			(3,171,343)	(3,452,887)	(3,467,574)	(4,881,707)
Interest paid			(530,312)	(735,344)	(691,598)	(973,643)
Interest received			1,006,878	1,212,534	1,239,321	1,744,736
Income tax	15		(63,830)	(82,853)	(96,677)	(136,103)
Repayment of other borrowings			2,493	(1,385)	(947)	(1,333)

Net cash provided by (used in) operating activities			227,949	(338,361)	239,571	337,275

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment, others			(34,366)	(27,193)	(37,262)	(52,458)
Acquisition in Colombia net of cash	12 b	)	(255,444)	(83,998)	—	—
Proceeds from sales of property, plant and equipment			7,520	1,343	596	839
Sale of assets received in lieu of payment or in foreclosure			4,586	3,038	3,337	4,698
Increased participation in companies					(516)	(726)

Net cash (used in) investment activities			(277,704)	(106,810)	(33,845)	(46,921)

CASH FLOW FROM FINANCING ACTIVITIES:

Debt issued			688,160	672,851	193,158	271,931
Redemption of debt issued			(269,770)	(68,468)	(250,981)	(353,335)
Capital increase	23		291,168	—	—	—
Dividends Paid	23 c	)	(60,040)	(88,403)	(352,990)	(496,945)

Net cash provided by financing activities			649,518	515,980	(410,813)	(578,349)

Net effect of exchange rate changes on cash and cash equivalents			(5,307)	32,301	(7,187)	(10,118)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS			594,456	103,110	(212,274)	(298,113)

Cash and cash equivalents at beginning of the period			733,020	1,327,476	1,430,586	2,014,002
Cash and cash equivalents at end of the period	5 a	)	1,327,476	1,430,586	1,218,312	1,715,889

Net variation of cash and cash equivalents			594,456	103,110	(212,274)	(298,113)

Additional Information

Income tax paid			(32,089)	(64,280)	(77,674)	(109,351)

tax refunds received during the period			327	365	1,852	2,607

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

The consolidated financial statements for the period ended December 31, 2015 have been approved for issue by the Board of Directors on March 28, 2016.

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

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index (“CPI”) during the prior calendar month. As of December 31, 2013, 2014 and 2015, one UF equaled Ch$23,309.56, Ch$24,627.10, and Ch$25,629.09 respectively. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

For consolidation purposes, the statements of financial position of our New York Branch have been converted to Chilean pesos at the exchange rate of Ch$710.32 per US$1 as of December 31, 2015 (Ch$605.46 per US$1 as of December 31, 2014), our Colombian subsidiaries have used the exchange rate of Ch$0.2266 per COP$1 (Ch$0.2532 per COP$1 as of December 31, 2014), both in accordance with International Accounting Standard 21, regarding the translation of a foreign operation whose functional currency is not the currency of a hyperinflationary economy.

The main accounting policies adopted in preparing these financial statements are described below.

a)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of CorpBanca and its subsidiaries, the New York Branch and Colombian subsidiaries that participate in the consolidation as of December 31, 2014 and 2015, and for the three years ended December 31, 2013, 2014 and 2015, include the necessary adjustments and reclassifications to the financial statements of the subsidiaries, our New York Branch and Colombian subsidiaries as of December 31, 2014 and 2015, to bring their accounting policies and valuation criteria in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

All intragroup balances, transactions, income and expenses are eliminated in full on consolidation.

For consolidation purposes, the financial statements of the New York Branch, the financial statements of Colombian subsidiaries whose functional currency are the U.S. dollar and Colombian pesos respectively has been translated into Chilean pesos as described in Note 1 e) below.

Controlled Entities

Regardless of the nature of its involvement in an entity (the investee), CorpBanca will determine whether it controls an investee based on whether it has exposure, or rights, to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the its returns.

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

The entity shall also attribute total comprehensive income to the equity holder of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The following table details the entities over which CorpBanca has the ability to exercise control and, therefore, the entities that it consolidates:1234567

			Direct and Indirect Ownership
			As of December 31, 2013			As of December 31, 2014			As of December 31, 2015
	Country	Functional currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
			%	%	%	%	%	%	%	%	%

CorpBanca Corredores de Bolsa S.A.	Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
CorpBanca Administradora General de Fondos S.A.	Chile		$99.996	0.004	100.000	99.996	0.004	100.000	99.996	0.004	100.000
CorpBanca Asesorías Financieras S.A. (1)	Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
CorpBanca Corredores de Seguros S.A.	Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
CorpLegal S.A. (1)	Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Recaudaciones y Cobranzas S.A. (1) (7)	Chile		$—	—	—	—	—	—	99.990	0.010	100.000
CorpBanca Agencia de Valores S.A.	Chile		$99.990	0.010	100.000	—	—	—	—	—	—
SMU CORP S.A. (1)	Chile		$51.000	—	51.000	51.000	—	51.000	51.000	—	51.000
CorpBanca New York Branch (1)	EE.UU	US$	100.000	—	100.000	100.000	—	100.000	100.000	—	100.000
Corpbanca Securities INC-NY (1)	EE.UU	US$	100.000	—	100.000	100.000	—	100.000	100.000	—	100.000
Banco CorpBanca Colombia S.A. (2) (6)	Colombia	COP$	66.388	—	66.388	66.279	—	66.279	66.279	—	66.279
Helm Bank Colombia S.A (merged) (2) (3)	Colombia	COP$	—	66.243	66.243	—	—	—	—	—	—
Helm Corredor de Seguros S.A (2)	Colombia	COP$	80.000	—	80.000	80.000	—	80.000	80.000	—	80.000
CorpBanca Investment Trust Colombia S.A. (2)	Colombia	COP$	5.499	62.737	68.236	5.499	62.634	68.133	5.499	62.634	68.133
Helm Comisionista de Bolsa S.A. (Ex CIVAL) (2) (4)	Colombia	COP$	5.060	63.029	68.089	2.219	62.944	65.163	2.219	62.944	65.163
Helm Comisionista de Bolsa S.A. (merged) (2) (4)	Colombia	COP$	—	66.240	66.240	—	—	—	—	—	—
Helm Fiduciaria S.A (2)	Colombia	COP$	—	66.230	66.230	—	62.944	62.944	—	62.944	62.944
Helm Bank (Panamá) S.A.	Panamá	US$	—	66.243	66.243	—	66.279	66.279	—	66.279	66.279
Helm Bank Caymán S.A. (5)	Islas Caymán	US$	—	66.243	66.243	—	—	—	—	—	—
Helm Casa de Valores (Panama) S.A.	Panamá	US$	—	66.240	66.240	—	66.276	66.276	—	66.276	66.276

[1]	Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF). The remaining companies in Chile are regulated by the Superintendency of Securities and Insurance (SVS).
[2]	Companies regulated by the Financial Superintendence of Colombia, which has a reciprocal supervision agreement with the SBIF.
[3]	Company merged with CorpBanca Colombia in June 2104.
[4]	Companies merged in September 2014, keeping the corporate name of Helm Comisionista de Bolsa S.A. and the taxpayer ID number of CIVAL (CorpBanca Investment Valores S.A.).
[5]	Liquidated company.
[6]	In 2014 its interest decreased to 66.279 through the merger with Helm Bank Colombia.
[7]	On February 25, 2015 , CorpBanca acquired 73,609 shares of the company “Recaudaciones y Cobranzas S.A.” and its subsidiary CorpBanca Asesorías Financieras S.A. acquired 1 share of the same society , therefore the Bank holds, directly and indirectly , 100% of its share capital.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

Associates

Associates are entities over which the Bank has the ability to exercise significant influence, but not control. Usually, this ability manifests itself through an ownership interest equal to or greater than 20% of the entity’s voting rights and is valued using the equity method.

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

Fund Management

Certain subsidiaries of CorpBanca manage and administer assets held in mutual funds and other investment vehicles on behalf of investors. The financial statements of funds are not included in these consolidated financial statements except when the Bank controls the fund. The Bank did not consolidate any funds as of December 31, 2014 or December 31, 2015.

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

Goodwill is measured as the excess over the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer´s previously held equity interest in the acquiree (if any) over the fair value of the acquisition-date amounts of the identifiable net assets acquired. If, after reassessment of its initial calculation, the acquisition-date amounts of the net identifiable assets acquired exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer´s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Goodwill amounts are established at the date of acquisition of the business and are subsequently measured at such amounts less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Group´s cash-generating units (or groups of cash-generating units if applicable) that is expected to benefit from the synergies of the combination.

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

The seven segments are Large, Corporate and Real Estate Companies; Companies; Traditional and Private Banking; Lower Income Retail Banking; Treasury and International; Financial Services Offered through Subsidiaries and Colombia. The CODM manages these operating segments using an internal profitability reporting system and reviews its segments on the basis of gross operational margin and only uses average balances to evaluate performance and allocate its resources.

Regarding foreign markets, Colombia has been identified as a separate segment based on the business activities described. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

More information on each segment is presented in Note 4 Segment Information.

Commercial banking:

•	Large, Corporate, and Real Estate Companies includes companies that belong to the major economic groups, specific industries, and companies with annual sales over US$60 million; this operating segment also includes real estate companies and financial institutions.

•	Companies - includes a full range of financial products and services for companies with annual sales under US$60 million. Leasing and factoring have been included in this operating segment.

Retail banking:

•	Traditional and Private Banking - offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income customers.

•	Lower income retail banking - which corresponds to operations of Banco Condell, offers among other products, consumer loans, credit cards and mortgage loans to the low-to-middle income customers.

Treasury and International:

•	Primarily includes treasury activities such as financial management, funding, liquidity and international businesses.

Non-banking financial services:

•	Services rendered by our subsidiaries, which include insurance brokerage, financial advisory service, asset management and securities brokerage.

Colombia

•	All banking services rendered

e)	Functional currency and foreign currency

The Bank has determined the Chilean Peso as its functional currency and the presentation currency for its consolidated financial statements. The functional currency is the currency of the primary economic environment in which the Bank operates.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

For the purposes of presenting consolidated financial statements, the assets and liabilities of the foreign consolidated entities whose functional currencies are other than the Chilean Peso are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing exchange rate as of December 31, 2013, 2014 and 2015.

•	Income, expenses and cash flows are translated at the exchange rate at the date of the transactions.

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

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use which are included in the cost of those assets, if any;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

•	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on repayment of the monetary items.

Assets and liabilities in foreign currency are shown at their equivalent in Chilean pesos, calculated using the exchange rates as of December 31, 2015 of Ch$710.32 per US$1 for the U.S. dollar and Ch$0.2266 per COP$1 for the Colombian peso (Ch$605.46 per US$1 and Ch$0. 2532 per COP$1 as of December 31, 2014).

The foreign exchange gains (losses) presented within consolidated statements of income (see Note 27 Net foreign exchange income (losses)) as of December 31, 2013, 2014 and 2015 of MCh$(13,906), MCh$(13,426) and MCh$(149,370), respectively, include the foreign currency exchanges gain/losses for exchange rate fluctuations over monetary foreign currency-denominated assets and liabilities, and the gains (losses) obtained from the Bank’s operations denominated in foreign currency.

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

The amortized cost of a financial asset or liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

For the amortized cost of a financial asset or liability, the effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

f.4 Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes.

Financial liabilities are classified for measurement purposes into one of the following categories:

•	Financial liabilities at fair value through profit or loss: Financial liabilities issued to generate a short-term profit from fluctuations in their prices and financial liabilities arising from definitive sales of financial assets purchased under resale agreements or borrowed (“short positions”).

•	Financial liabilities at amortized cost: financial liabilities, regardless of their type and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions, regardless of their form and maturity.

f.5 Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the consolidated financial statements:

•	Current accounts and demand deposits: This item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations; i.e., operations which become callable the day after the closing date are not treated as on-demand obligations.

•	Transaction in the course of payment: Transactions in the process of transfer through a domestic clearing house or international transactions which may be delayed as to transfer due to time differences, etc.

•	Obligations under repurchase agreements: This item includes the balances of sales of financial instruments under securities repurchase and loan agreements.

•	Time deposits and saving accounts: This item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated. This item also includes saving accounts.

•	Derivative financial instruments: This item includes financial derivative contracts with negative fluctuations in fair value since recognition, whether they are for trading or for account hedging purposes, as set forth in Note 8 Derivatives Financial Instrument and Hedge Accounting.

•	Borrowings from financial institutions: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which were not classified in any of the previous categories.

•	Debt issued: This encompasses three items. They are obligations under letters of credit, subordinated bonds, and senior bonds.

•	Other financial obligations: This item includes credit obligations to persons distinct from other domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the regular course of business.

f.6 Measurement of financial assets and financial liabilities

(i)	Measurement of financial assets

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

Held-to-maturity investments are measured at amortized cost using the effective interest method. Amortized cost is understood to be the acquisition cost of a financial asset plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to income statement) of the difference between the initial cost and the maturity amount. In the case of held-to-maturity investments, amortized cost furthermore includes any reductions for impairment losses.

(d)	Loans and accounts receivables from banks and customers

Loans and accounts receivables are measured at amortized cost using the effective interest rate method, less any impairment if if applicable.

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

(ii)	Measurement of financial liabilities

In general, financial liabilities on the Bank´s Statement of Financial Position are measured at amortized cost, as defined above, except for those financial liabilities designated as hedged items (or hedging instruments) in hedging relationships which are measured at fair value.

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

For equity securities included in the Available for sale financial asset portfolio, should a significant or prolonged decline in value occur, the impairment loss is equal to the difference between the acquisition cost and current fair value and is recorded in the income statement.

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

Subsequent payments received from written-off loans and receivables are recognized in the income statement as recoveries.

k)	Transactions Involving Repurchase Agreements and Securities Lending

Pursuant to agreements to resell, the Bank purchases financial instruments, which are recorded as assets under the heading “Investments under agreement to resell”, and accrete interest under the effective interest rate method through the maturity date of the contract.

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

The Bank applies the following useful lives to the fixed assets that comprise its total assets8:

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

[8]	According to internal accounting policies, CorpBanca and its subsidiaries use the same useful lives, except for buildings in Colombia, which have a useful life of 70 years.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

o)	Leasing

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

The Bank and its subsidiaries have recorded income tax expense for each reporting period in accordance with current tax laws in the country where each of its entities and subsidiaries operates (see Note 15 Current Taxes).

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

In light of these modifications, the deferred taxes of Chilean and Colombian companies have been recorded according to the rates in the periods of reversal of each temporary difference.

s)	Employee Benefits

Vacation expense

The annual cost of employee vacations and benefits are recorded on an accrual basis.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

The preparation of the cash flow statements takes the following items into account:

a)	Cash flows: the inflow or outflow of cash and cash equivalents, which includes Central Bank of Chile deposits, Domestic bank deposits, and Foreign bank deposits (includes Bank of the Republic of Colombia deposits).

b)	Operating activities: correspond to normal activities performed by the Bank, as well as other activities that cannot be classified as either investing or financing. The Bank in this section includes among others, foreign borrowings, dividend received from investment, available for sale and held to maturity investment, etc.

c)	Investment activities: correspond to the acquisition, sale or disposal by other means, of long-term assets and other investments not included in cash and cash equivalents.

d)	Financing activities: activities that produce changes in the size and composition of the net Shareholders’ equity and liabilities that are not part of operating activities or investments.

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

The Bank records within liabilities (provisions) the portion of profit for the year that should be distributed to comply with the Corporations Law (30%) or its dividend policy, which establishes that no less than 50% of profit for the years 2015 and 2014 should be distributed as dividends, as approved by shareholders in February 2013. For the years 2015 and 2014, the Bank provisioned 50% of profit for the year. This provision is recorded within “provision for minimum dividends” by reducing “retained earnings” within the Consolidated Statement of Changes in Equity.

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

As of December 31, 2013, 2014 and 2015, the Bank did not have instruments that generated diluting effects on income attributable to equity holders of the Bank.

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

All impairment losses are recognized in the income statement. Any cumulative loss related to available-for-sale debt instruments recognized previously in equity is transferred to the income statement, in the circumstances noted in f.10.

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

Provisions are classified into the following groups in the Consolidated Statement of Financial Position based on the obligations they cover:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

•	Employee benefits and compensation

•	Minimum dividends

•	Contingencies

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

The financial instruments issued by the Bank and subsidiaries are classified in the Consolidated Statement of Financial Position within “debt issued”, where the Bank has an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation by the exchange of a fixed amount of cash or other financial asset.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

As of December 31, 2014 and 2015, the Bank did not have any non-current assets held for sale.

ff)	Convenience translation to U.S. dollars

The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2015 closing exchange rate of Ch$710.32 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

gg)	Statement of compliance with International Financial Reporting Standards (IFRS)

These consolidated financial statements as of December 31, 2015, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (hereinafter “IASB”).

Management has determined that, as of December 31, 2014, the presentation of both 1) current tax assets and liabilities and 2) deferred tax assets and liabilities should be modified to conform to IAS 12, “Income Taxes.” The reclassification of current tax assets and current tax liabilities as at December 31, 2014 was made to conform to the requirements of paragraph 71 of IAS 12 which requires the offset of such assets and liabilities when there is a legally enforceable right to do so and the entity

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 intends to realize the asset and settle the liability simultaneously which requirements were met by CorpBanca. The reclassification of deferred tax assets and deferred tax liabilities was made to conform to paragraph 74 of IAS 12 which requires offset of such assets and liabilities when there is a legally enforceable right to offset current tax assets and liabilities and when deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority on the same taxable entity or different taxable entities when the realization of such assets and the settlement of liabilities are expected to occur simultaneously. Therefore, in the December 31, 2014 Statement of Financial Position, the Company reclassified MCh$104,341 of deferred tax assets as an offset to deferred tax liabilities and MCh$19,226 of current tax assets as an offset to current tax liabilities, respectively. Management has determined that the effects of these reclassifications are not material to the 2014 Statement of Financial Position. This presentation is consistent with the presentation as of December 31, 2015. Note 15 of these financial statements has been revised to reflect disclosure in accordance with such reclassifications.

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

Annual Improvements 2011 – 2013 Cycle

IFRS	Topic	Amendment

IFRS 1, First-time Adoption of International Financial	Meaning of “effective IFRS”	The Basis of Conclusions was amended to clarify that a first-time adopter is allowed, but not required, to apply a new IFRS that is not yet mandatory if that IFRS permits early application. If an entity chooses to early apply a new IFRS, it must apply that new

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

Reporting Standards		IFRS retrospectively throughout all periods presented unless IFRS 1 provides an exemption or an exception that permits or requires otherwise. Consequently, any transitional requirements of that new IFRS do not apply to a first-time adopter that chooses to apply that new IFRS early.

IFRS 3, Business Combinations	Scope exception for joint ventures	The scope section was amended to clarify that IFRS 3 does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

IFRS 13, Fair Value Measurement	Scope of portfolio exception (paragraph 52)	The scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis was amended to clarify that it includes all contracts that are within the scope of, an accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32. Consistent with the prospective initial application of IFRS 13, the amendment must be applied prospectively from the beginning of the annual period in which IFRS was initially applied.

IAS 40, Investment Property	Interrelationship between IFRS 3 and IAS 40	IAS 40 was amended to clarify that this standard and IFRS 3 Business Combinations are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether (a) the property meets the definition of investment property in IAS 40, and (b) the transaction meets the definition of a business combination under IFRS 3. The amendment applies prospectively for acquisitions of investment property in periods commencing on or after July 1, 2014. An entity is only permitted to adopt the amendments early and/or restate prior periods if the information to do so is available.

The Bank’s management analyzed these amendments in detail and concluded that they did not have a significant impact on the statements of financial position, comprehensive income or cash flows or notes.

b)	New and revised IFRS in issue but not yet effective:

New Standards	Effective date

IFRS 9, Financial Instruments	Annual periods beginning on or after January 1, 2018

IFRS 15, Revenue from Contracts with Customers	Annual periods beginning on or after January 1, 2018

IFRS 16 Leases	Annual periods beginning on or after January 1, 2019

Amendments to Standards	Effective date

Accounting for Acquisitions of interests in Joint Operations (Amendments to IFRS 11)	Annual periods beginning on or after January 1, 2016

Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38)	Annual periods beginning on or after January 1, 2016

Agriculture: Bearer Plants (amendments to IAS 16 and IAS	Annual periods beginning on or after January 1, 2016

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

41)

Equity Method in Separate Financial Statements (Amendments to IAS 27)	Annual periods beginning on or after January 1, 2016

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)	Effective date deferred indefinitely.

Disclosure Initiative (Amendments to IAS 1)	Annual periods beginning on or after January 1, 2016

Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28).	Annual periods beginning on or after January 1, 2016

Annual Improvements Cycle 2012-2014 - Amendments to Four IFRS	Annual periods beginning on or after July 1, 2016

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)	Annual periods beginning on or after January 1, 2017.

Disclosure Initiative (Amendments to IAS 7)	Annual periods beginning on or after January 1, 2017

IFRS 9, Financial Instruments

In 2014 IASB issued a finalized version of IFRS 9 which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

Classification and measurement: Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The 2014 version of IFRS 9 introduces a “fair value through other comprehensive income” category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39 Financial Instruments: Recognition and Measurement, however there are differences in the requirements applying to the measurement of an entity’s own credit risk.

Impairment: The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.

Hedge accounting: Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

Derecognition: The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39 Financial Instruments: Recognition and Measurement.

IFRS 9 must be applied in an entity’s firs annual IFRS financial statements for periods beginning on or after 1 January 2018. Early adoption is permitted.

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

IFRS 15 must be applied in an entity’s firs annual IFRS financial statements for periods beginning on or after 1 January 2018. Application of the Standard is mandatory and early adoption is permitted. An entity that chooses to apply IFRS 15 earlier than 1 January 2016 must disclose this fact.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

IFRS 16, Leases

On January 13, 2016 the IASB has published a new standard, IFRS 16 “Leases”. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 “Leases” and related interpretations and is effective for periods beginning on or after 1 January 2019, with earlier adoption permitted if IFRS 15 “Revenue from Contracts with Customers” has also been applied.

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

On December 17, 2015 IASB has published final amendments to “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”. The amendments defer the effective date of the September 2014 amendments to these standards indefinitely until the research project on the equity method has been concluded”.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)

On January 19, 2016, the IASB published final amendments to IAS 12 ‘Income Taxes’.

The amendments clarify the following aspects:

•	Unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use.

•	The carrying amount of an asset does not limit the estimation of probable future taxable profits.

•	Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

•	An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are effective for annual periods beginning on or after 1 January 2017. Earlier application is permitted.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

Disclosure Initiative (Amendments to IAS 7)

The amendments are part of the IASB’s Disclosure initiative project and introduce additional disclosure requirements intended to address investors’ concerns that financial statements do not currently enable them to understand the entity’s cash flows; particularly in respect of the management of financing activities. The amendments require disclosure of information enabling users of financial statements to evaluate changes in liabilities arising from financial activities. Although there is no specific format required to comply with the new requirements, the amendments include illustrative examples to show how an entity can meet the objective of these amendments.

The amendments are effective for annual periods beginning on or after 1 January 2017. Earlier application is permitted.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 2 - ACCOUNTING CHANGES

No accounting changes have taken place in comparison with the prior periods presented, except for the reclassifications noted at 99.

NOTE 3 - RELEVANT EVENTS

As of December 31, 2015, the following relevant events affecting the operations of the Bank and its subsidiaries or the consolidated financial statements have occurred:

CORPBANCA

1.	Board Meeting

On February 20, 2015, the board agreed to publicly communicate, as essential events, the following matters:

That an ordinary general shareholders’ meeting had been convened for March 12, 2015, in order to conduct routine business and, among other items, to approve the financial statements for 2015 that report profit of MCh$226,260, and the board’s proposal to distribute MCh$113,130 in earnings, representing 50% of 2014 profit for the year, which translates into a dividend of Ch$0.332384912 per share to be distributed among all 340,358,194,234 shares issued by the Bank.

On that same date, the board agreed to distribute and pay the dividends once the shareholders’ meeting had concluded.

BANCO CORPBANCA COLOMBIA

a. Bond Issuance

In a meeting on December 15, 2015, the Board of Directors of CorpBanca approved the first issuance of senior bonds as part of the senior and/or subordinated bond issuance program with an overall cap of COP$3 billion (MCh$679.800 approximately). The board approved the general conditions for the first issuance.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 4 - SEGMENT INFORMATION

The segment information is disclosed by the Bank based on its operating segments, which differ primarily in the risks and returns that affect them.

The criteria used to report to the Chief Operating Decision Maker (CODM) are operating segments in accordance with IFRS 8, Operating Segments. The CODM reviews the discrete financial information on the basis of gross operational margin (Total operating income, net of provision for loan losses, interest and fees) and only uses average balances (assets and liabilities) to evaluate performance and allocate resources.

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

The Bank did not enter into transactions with a particular customer or third party that exceed 10% of its total income in 2013, 2014 and 2015.

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

Colombia

(7)	Colombia Operating Segment. This comprises the business operations of Banco CorpBanca Colombia and its subsidiaries in that country. The main business carried out in Colombia comes from individuals and small and medium-size entity Banking, Banking and Treasury businesses and institutions; and services.

1.	Entity-Wide disclosure

CorpBanca reports revenue from external customers:

(i)	based on the customers country of domicile and

(ii)	attributed to all foreign countries from which the entity derives revenues.

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

Entity-Wide disclosure

The revenue from external customers (revenues are attributed to countries on the basis of the customer’s location) that come from the three geographic areas are the following:

	Revenue from external customers
	2013	2014	2015
	MCh$	MCh$	MCh$

CorpBanca Chile	253,889	331,572	325,466

Revenues attributed to Chile	253,889	331,572	325,466

CorpBanca Colombia[9]	196,324	290,113	276,200
CorpBanca New York	7,477	9,199	18,913

Revenues attributed to foreign countries	203,801	299,312	295,113

Total revenues from external customers	457,690	630,884	620,579

Non current assets and others that are allocated correspond to the three geographic areas are the following:

[9]	This segment includes investments in Helm Bank Caymán (until 2013), Helm Bank (Panamá) S.A., Helm Corredor de Seguros S.A. and Helm Casa de Valores (Panamá).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

		Chile	Colombia	New York	2014	Chile	Colombia	New York	2015
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	304,495	623,501	241,182	1,169,178	312,960	522,118	169,679	1,004,757
Cash in the process of collection	5	205,409	7,433	—	212,842	173,445	3,056	—	176,501
Investment in other companies	12	10,322	5,520	—	15,842	10,070	4,578	—	14,648
Intangible assets (*)	13	436,645	321,039	93	757,777	378,396	286,818	50	665,264
Property, plant and equipment, net	14	38,795	52,944	903	92,642	40,583	50,030	1,017	91,630
Current income taxes	15	—	20,834	—	20,834	(3,242)	46,961	3,185	46,904
Deferred income taxes	15	—	—	2,702	2,702	—	—	8,671	8,671
Other assets	16	332,950	81,912	405	415,267	312,205	125,471	647	438,323

					2,687,084				2,446,698

The accounting policies of segments are the same as those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations.

(*)	This includes goodwill generated in business combinations by operations in Colombia (Colombia segment) totaling MCh$345.620 (MCh$386.180 in 2014). For more information, see Note 12 Investment in other companies to these consolidated financial statements.

Hence, this disclosure furnishes information on how the Bank is managed as of December 31, 2014 and 2015.

a)	Income statement[10]:

	For the Year Ending December 31, 2013
	Commercial Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net Interest income	50,436	69,128	65,535	22,126	21,612	32,529	196,324	457,690
Net services fees income	36,701	14,390	21,413	8,976	(442)	(8,033)	44,972	117,977
Trading and investment income, net	(1,658)	—	3,294	—	48,851	8,681	42,119	101,287
Foreign exchange gains (losses), net	14,153	5,988	389	2	(50,115)	1,778	13,899	(13,906)
Other operating income	—	2,450	—	—	—	29,413	7,795	39,658
Provision for loan losses	(20,544)	(21,240)	(8,099)	(6,238)	—	903	(46,854)	(102,072)

Total operating income, net of loan losses, interest and fees	79,088	70,716	82,532	24,866	19,906	65,271	258,255	600,634

Other income and expenses	—	—	—	—	—	493	748	1,241
Total operating expenses	(15,926)	(28,450)	(63,247)	(17,358)	(11,744)	(52,445)	(172,975)	(362,145)
Income before taxes	63,162	42,266	19,285	7,508	8,162	13,319	86,028	239,730

Averages Loans	3,843,701	1,787,761	2,427,743	155,801	63,969	154	3,226,817	11,505,946
Averages Investments	—	—	—	—	622,551	—	295,079	917,630

[10]	“Operating income net of loan losses, interest and fees” as the selected measure of segment profit or loss is reconciled within the table to “Income before taxes” as required under IFRS 8 Operating segments.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	For the Year Ending December 31, 2014
	Commercial Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net Interest income	53,014	75,295	73,935	25,528	94,736	18,263	290,113	630,884
Net services fees income	40,097	15,399	27,971	7,880	(255)	(1,653)	72,151	161,590
Trading and investment income, net	(569)	—	16,144	—	27,388	88,815	51,915	183,693
Foreign exchange gains (losses), net	20,189	5,974	888	2	12,767	(120,645)	67,399	(13,426)
Other operating income	—	3,025	13	—	—	6,514	19,406	28,958
Provision for loan losses	(1,643)	(16,101)	(11,718)	(6,549)	—	(1,161)	(90,100)	(127,272)

Total operating income, net of loan losses, interest and fees	111,088	83,592	107,233	26,861	134,636	(9,867)	410,884	864,427

Other income and expenses	6,357	—	—	—	—	(6,164)	1,606	1,799
Total operating expenses	(19,745)	(36,004)	(65,669)	(17,136)	(13,807)	(100,937)	(256,374)	(509,672)
Income before taxes	97,700	47,588	41,564	9,725	120,829	(116,968)	156,116	356,554

Averages Loans	3,791,937	1,778,057	2,414,564	154,955	63,622	153	5,692,217	13,895,505
Averages Investments	—	—	—	—	636,437	—	524,977	1,161,414

	For the Year Ending December 31, 2015
	Commercial Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net Interest income	59,669	77,694	75,109	25,907	80,228	25,772	276,200	620,579
Net services fees income	44,454	16,436	32,479	7,119	(572)	(3,650)	56,581	152,847
Trading and investment income, net	4,291	—	17,210	—	77,585	154,272	85,340	338,698
Foreign exchange gains (losses), net	31,265	7,967	162	—	(3,623)	(206,251)	19,283	(151,197)
Other operating income	—	2,889	20	—	—	6,935	13,808	23,652
Provision for loan losses	(2,981)	(12,792)	(10,497)	(5,775)	—	(10,796)	(126,907)	(169,748)

Total operating income, net of loan losses, interest and fees	136,698	92,194	114,483	27,251	153,618	(33,718)	324,305	814,831

Other income and expenses	—	—	—	—	—	230	1,070	1,300
Depreciation and amortization
Total operating expenses	(22,101)	(35,000)	(63,477)	(17,305)	(13,400)	(105,817)	(223,689)	(480,789)
Income before taxes	114,597	57,194	51,006	9,946	140,218	(139,305)	101,686	335,342

Averages Loans	3,919,595	2,107,206	2,994,312	171,186	95,284	23,177	5,311,468	14,622,228

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

b)	Assets and Liabilities

	As of December 31, 2014
	Commercial Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	—	29,233	1,708,700	4,097	31	—	487,497	2,229,558
Consumer	26	3,763	408,866	176,518	—	—	1,120,669	1,709,842
Commercial	3,884,110	1,915,805	929,480	18	621,274	135	3,554,133	10,904,955

Loans before provisions	3,884,136	1,948,801	3,047,046	180,633	621,305	135	5,162,299	14,844,355
Provisions for loan losses	(36,475)	(42,598)	(29,891)	(13,013)	—	—	(15,899)	(137,876)

Loans net of allowances (*)	3,847,661	1,906,203	3,017,155	167,620	621,305	135	5,146,400	14,706,479
Trading portfolio financial assets	—	—	—	—	114,809	—	571,089	685,898
Investments under agreements to resell	—	—	—	—	27,106	—	50,973	78,079
Derivative financial instruments	—	—	—	—	651,284	—	115,515	766,799
Financial investments available-for-sale	—	—	—	—	677,793	—	479,103	1,156,896
Held to maturity investments	—	—	—	—	31,450	—	159,227	190,677
Assets unallocated to any reportable segment (**)	—	—	—	—	—	—	—	2,687,084

Total assets	3,847,661	1,906,203	3,017,155	167,620	2,123,747	135	6,522,307	20,271,912

Current Accounts and demand deposits	330,711	307,644	235,215	3	1,029	(4,531)	801,149	1,671,220
Other sight balances	79,032	50,895	37,901	7,718	—	46,308	2,061,874	2,283,728
Time Deposits and saving accounts	967,530	866,950	1,141,464	13,212	2,850,439	—	2,237,371	8,076,966
Obligations under repurchase agreements	—	—	—	—	720	8,139	652,804	661,663
Derivative financial instruments	—	—	—	—	526,806	—	80,877	607,683
Borrowings from financial institutions	—	—	—	—	1,028,953	—	402,970	1,431,923
Debt issued	—	—	—	—	2,705,331	—	373,719	3,079,050
Liabilities unallocated to any reportable segment (***)	—	—	—	—	—	—	—	668,017
Equity	—	—	—	—		—	—	1,791,662

Total liabilities and equity	1,377,273	1,225,489	1,414,580	20,933	7,113,278	49,916	6,610,764	20,271,912

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	As of December 31, 2015
	Commercial Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	—	35,906	1,702,494	3,661	31	—	486,527	2,228,619
Consumer	18	3,938	443,088	168,928	—	—	1,087,187	1,703,159
Commercial	4,341,677	1,981,686	998,428	15	309,453	16	3,517,312	11,148,587

Loans before provisions	4,341,695	2,021,530	3,144,010	172,604	309,484	16	5,091,026	15,080,365
Provisions for loan losses	(39,564)	(43,098)	(29,768)	(11,251)	—	(5,502)	(44,996)	(174,179)

Loans net of allowances (*)	4,302,131	1,978,432	3,114,242	161,353	309,484	(5,486)	5,046,030	14,906,186
Trading portfolio financial assets	—	—	—	—	67,459	—	256,440	323,899
Investments under agreements to resell	—	—	—	—	10,548	—	14,126	24,674
Derivative financial instruments	—	—	—	—	844,820	—	164,095	1,008,915
Financial investments available-for-sale	—	—	—	—	997,923	—	926,865	1,924,788
Held to maturity investments	—	—	—	—	12,789	—	157,402	170,191
Assets unallocated to any reportable segment (**)	—	—	—	—	—	—	—	2,446,698

Total assets	4,302,131	1,978,432	3,114,242	161,353	2,243,023	(5,486)	6,564,958	20,805,351

Current Accounts and demand deposits	302,402	372,637	270,428	4	579	146,232	741,464	1,833,746
Other sight balances	117,078	44,608	42,815	8,248	23	40,227	2,344,874	2,597,873
Time Deposits and saving accounts	1,170,796	916,075	1,312,052	12,236	2,706,744	—	2,377,700	8,495,603
Obligations under repurchase agreements	—	—	—	—	300	19,946	240,385	260,631
Derivative financial instruments	—	—	—	—	629,118	—	101,996	731,114
Borrowings from financial institutions	—	—	—	—	1,062,012	—	466,573	1,528,585
Debt issued	—	—	—	—	2,885,036	—	342,518	3,227,554
Liabilities unallocated to any reportable segment (***)	—	—	—	—	—	—	—	594,952
Equity	—	—	—	—		—	—	1,535,293

Total liabilities and equity	1,590,276	1,333,320	1,625,295	20,488	7,283,812	206,405	6,615,510	20,805,351

(*)	Loans and receivables (bank and customers) net of allowances for loan losses as of December 31, 2014 and 2015. Year 2014 (Note 10 MM$137,605, Note 9 MCh$ 271) and year 2015 (Note 10 MM$173,939, Note 9 MCh$ 240).
(**)	Assets unallocated to any operating segment correspond to the following:

	Notes	2014	2015
		MCh$	MCh$
ASSETS
Cash and deposits in banks	5	1,169,178	1,004,757
Cash in the process of collection	5	212,842	176,501
Investments in other companies	12	15,842	14,648
Intangible assets	13	757,777	665,264
Property, plant and equipment, net	14	92,642	91,630
Current income taxes	15	20,834	46,904
Deferred income taxes	15	2,702	8,671
Other assets	16	415,267	438,323

		2,687,084	2,446,698

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

(***)	Liabilities unallocated to any operating segment correspond to the following:

	Notes	2014	2015
		MCh$	MCh$
LIABILITIES
Transaction in the course of payment	5	145,771	105,441
Other financial obligations	19	15,422	14,475
Current income tax provision	15	19,226	42,457
Deferred income taxes	15	76,593	40,433
Provisions	20	200,289	182,707
Other liabilities	21	210,716	209,439

		668,017	594,952

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 5 - CASH AND CASH EQUIVALENTS

a)	Detail of cash and cash equivalents

The detail of the balances included under cash and cash equivalents is as follows:

	2014	2015
	MCh$	MCh$
Cash and deposits in banks (1)
Cash	175,886	213,892
Deposits in the Central Bank of Chile	39,885	45,020
Deposits in national banks	795	159
Foreign deposits	952,612	745,686

Subtotal Cash and deposits in banks	1,169,178	1,004,757

Cash in the process of collection, net (5b))	67,071	71,060
Highly liquid financial instruments (2)	118,897	123,264
Investments under agreements to resell (3)	75,440	19,231

Total cash and cash equivalents	1,430,586	1,218,312

(1)	Amount in “Cash”, “Deposits in Central Bank of Chile” and Bank of the Republic of Colombia (included in “Foreign deposits”) are regulatory reserve deposits for which the Bank must maintain a certain monthly average.
(2)	Corresponds to those financial instruments in the trading portfolio and available-for-sale portfolio with maturities that do not exceed three months from their dates of acquisition. This detail is presented below:

	Notes	2014	2015
		MCh$	MCh$

Trading Portfolio financial assets	6	101,983	35,040
Financial investment Available-for-sale portfolio	11	16,914	88,224

Highly liquid financial instruments		118,897	123,264

(3)	Corresponds to investments under agreements to resell with maturities that do not exceed three months from their dates of acquisition. This detail is presented below:

	Notes		2014	2015
			MCh$	MCh$

Investment under agreement to resell	7 a	)	75,440	19,231

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

b)	Cash in the process of collection

Cash in the process of collection is short-term, amounts in transit of collection.

	2014	2015
	MCh$	MCh$
Assets (Cash in the process of collection)
Outstanding notes from other banks	55,775	59,615
Funds receivable	157,067	116,886

Subtotal assets	212,842	176,501

Liabilities (Transaction in the course of payment)
Funds Payable	145,771	105,441

Subtotal liabilities	145,771	105,441

Net items in course of collection	67,071	71,060

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 6 - TRADING PORTFOLIO FINANCIAL ASSETS

The detail of the financial instruments classified as trading financial assets is as follows:

	2014	2015
	MCh$	MCh$
Chilean Central Bank and Government securities:
Chilean Central Bank bonds	—	—
Chilean - Central Bank notes	—	—
Other Chilean Central Bank and government securities	4,822	6,210

Other national institution securities:
Bonds	2,548	2,340
Notes	13,320	34,404
Other Securities	15	551

Foreign Institution Securities:
Bonds	542,791	192,427
Notes	—	—
Other foreign Securities	110,615	57,875

Mutual funds Investments:
Funds managed by related organizations	11,787	28,092
Funds managed by third parties	—	2,000

Total (*)	685,898	323,899

(*)	This total includes as of December 31, 2015 MCh$35.040 (MCh$101.983 as of December 31, 2014), included in Note 5 Cash and cash equivalents, which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 7 - INVESTMENT AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2014 and 2015 the instruments acquired under agreements to resell are as follows:

	As of December 31, 2014
	Less than three months		More than three months and less than one year	More than one Year	Total
	MCh$		MCh$	MCh$	MCh$

Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	339		—	—	339
Treasury Bonds and Notes	—		—	—	—
Other fiscal securities	—		—	—	—
Other securities issued locally:
Other local bank securities	13,148		—	—	13,148
Bonds and company business papers	272		—	—	272
Other securities issued locally	10,708		2,639	—	13,347
Securities issued abroad:
Government and Central Bank securities	50,973		—	—	50,973
Other Securities issued abroad	—		—	—	—
Mutual Funds Investments:
Funds managed by related companies	—		—	—	—
Funds managed by third parties	—		—	—	—

Total	75,440	(*)	2,639	—	78,079

As of December 31, 2015
	Less than three months		More than three months and less than one year	More than one Year	Total
	MCh$		MCh$	MCh$	MCh$

Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	—		—	—	—
Treasury Bonds and Notes	—		—	—	—
Other fiscal securities	—		—	—	—
Other securities issued locally:
Other local bank securities	51		—	—	51
Bonds and company business papers	—		—	—	—
Other securities issued locally	5,054		5,443	—	10,497
Securities issued abroad:
Government and Central Bank securities	14,126		—	—	14,126
Other Securities issued abroad	—		—	—	—
Mutual Funds Investments:
Funds managed by related companies	—		—	—	—
Funds managed by third parties	—		—	—	—

Total	19,231	(*)	5,443	—	24,674

(*)	This total includes as of December 31, 2015 MCh$19,231 (MCh$75,440 as of December 31, 2014), included in Note 5 Cash and cash equivalents, which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

b) The Bank obtains funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a fixed rate.

As of December 31, 2014 and 2015 obligations under repurchase agreements are the following:

As of December 31, 2014
	Less than three months	More than three months and less than one year	More than one Year	Total
	MCh$	MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	720	—	—	720
Treasury Bonds and Notes	—	—	—	—
Other fiscal securities	—	—	—	—
Other securities issued locally:
Other local bank securities	8,138	—	—	8,138
Bonds and company business papers	—	—	—	—
Other securities issued locally	—	—	—	—
Securities issued abroad:
Government and Central Bank securities	652,805	—	—	652,805
Other Securities issued abroad	—	—	—	—
Mutual Funds Investments:
Funds managed by related companies	—	—	—	—
Funds managed by third parties	—	—	—	—

Total	661,663	—	—	661,663

As of December 31, 2015
	Less than three months	More than three months and less than one year	More than one Year	Total
	MCh$	MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	—	—	—	—
Treasury Bonds and Notes	300	—	—	300
Other fiscal securities	—	—	—	—
Other securities issued locally:
Other local bank securities	19,946	—	—	19,946
Bonds and company business papers	—	—	—	—
Other securities issued locally	—	—	—	—
Securities issued abroad:
Government and Central Bank securities	240,385	—	—	240,385
Other Securities issued abroad	—	—	—	—
Mutual Funds Investments:
Funds managed by related companies	—	—	—	—
Funds managed by third parties	—	—	—	—

Total	260,631	—	—	260,631

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 8 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING

A.	As of December 31, 2014 and 2015, the Bank holds the following portfolio of derivative financial instruments:

A.1) Derivatives financial assets

	As of December 31, 2014
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	MCh$	MCh$	MCh$	MCh$

Foreign Currency Forwards	2,152,673	2,664,433	1,363,602	154,229
Interest Rate Swap	377,694	940,134	5,011,624	285,741
Foreign Currency Swap	153,015	297,605	1,922,635	323,785
Foreign Currency Call Options	39,462	36,175	—	2,648
Foreign Currency Put Options	49,992	34,594	—	396

Total	2,772,836	3,972,941	8,297,861	766,799

	As of December 31, 2015
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	MCh$	MCh$	MCh$	MCh$

Foreign Currency Forwards	5,295,033	3,044,798	624,735	225,986
Interest Rate Swap	1,255,296	2,232,986	10,173,202	318,817
Foreign Currency Swap	37,925	110,613	3,044,960	458,946
Foreign Currency Call Options	83,343	87,933	—	4,655
Foreign Currency Put Options	32,766	25,800	—	511

Total	6,704,363	5,502,130	13,842,897	1,008,915

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

A.2) Derivatives financial liabilities

	As of December 31, 2014
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	MCh$	MCh$	MCh$	MCh$

Foreign Currency Forwards	2,220,727	2,719,896	1,018,111	140,949
Interest Rate Swap	610,578	1,281,465	4,629,389	222,623
Foreign Currency Swap	99,063	320,262	1,243,465	240,861
Foreign Currency Call Options	60,237	39,121	—	2,564
Foreign Currency Put Options	11,420	14,727	—	686

Total	3,002,025	4,375,471	6,890,965	607,683

	As of December 31, 2015
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value
	MCh$	MCh$	MCh$	MCh$

Foreign Currency Forwards	4,684,078	2,921,873	470,323	191,589
Interest Rate Swap	708,063	2,117,270	8,658,594	192,537
Foreign Currency Swap	97,583	347,591	1,747,416	342,675
Foreign Currency Call Options	61,962	58,256	—	3,511
Foreign Currency Put Options	45,674	57,877	—	802

Total	5,597,360	5,502,867	10,876,333	731,114

A.3) As of December 31, 2014 and 2015, the portfolio of derivative financial instruments for account hedging and for trading purposes are as follow:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	As of December 31, 2014
	Notional			Fair Value
	Up to 3 month	3 months to 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge accounting

Fair Value
Foreign Currency Forwards	—	—	—	—	—
Foreign Currency Swaps	—	181,639	83,010	4,343	3,942
Interest Rate Swap	—	66,000	868,395	2,532	2,466

Subtotal	—	247,639	951,405	6,875	6,408

Cash Flow
Foreign Currency Forwards	268,435	243,808	86,195	15	6,612
Foreign Currency Swaps	42,382	—	48,521	1,775	192
Interest Rate Swap	148,801	20,000	213,233	120	5,322

Subtotal	459,618	263,808	347,949	1,910	12,126

Net Investment in foreign operation
Foreign Currency Forwards	—	—	—	—	—

Subtotal	—	—	—	—	—

Derivatives held for trading

Foreign Currency Forwards	4,104,965	5,140,521	2,295,518	154,214	134,337
Interest Rate Swap	839,471	2,135,599	8,559,385	283,089	214,835
Foreign Currency Swaps	209,696	436,228	3,034,569	317,667	236,727
Foreign Currency call options	99,699	75,296	—	2,648	2,564
Foreign Currency put options	61,412	49,321	—	396	686

Subtotal	5,315,243	7,836,965	13,889,472	758,014	589,149

Total	5,774,861	8,348,412	15,188,826	766,799	607,683

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	As of December 31, 2015
	Notional			Fair Value
		3 months to 1
	Up to 3 month	year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting

Fair Value
Foreign Currency Forwards	8,393	44,066	—	395	1,236
Foreign Currency Swaps	—	12,231	136,785	1,670	4,452
Interest Rate Swap	19,000	88,756	1,086,281	3,140	3,234

Subtotal	27,393	145,053	1,223,066	5,205	8,922

Cash Flow
Foreign Currency Forwards	225,536	189,656	7,689	14	5,134
Foreign Currency Swaps	—	43,776	421,240	23,698	15,428
Interest Rate Swap	94,608	47,128	116,419	—	3,914

Subtotal	320,144	280,560	545,348	23,712	24,476

Net Investment in foreign operation
Foreign Currency Forwards	237,027	—	—	2,621	5,610

Subtotal	237,027	—	—	2,621	5,610

Derivatives held for trading

Foreign Currency Forwards	9,508,155	5,732,949	1,087,369	222,956	179,610
Interest Rate Swap	1,849,751	4,214,372	17,629,096	315,677	185,389
Foreign Currency Swaps	135,508	402,197	4,234,351	433,578	322,795
Foreign Currency call options	145,305	146,189	—	4,655	3,511
Foreign Currency put options	78,440	83,677	—	511	802

Subtotal	11,717,159	10,579,384	22,950,816	977,377	692,107

Total	12,301,723	11,004,997	24,719,230	1,008,915	731,115

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

B. Hedge accounting

B.1 Fair value hedges:

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

Below is a detail by maturity of hedged items and hedging instruments as of December 31, 2014 and 2015, under fair value hedges.

	As of December 31, 2014
	Notional
	Within 1	Between 1	Between 3	Over 6
	year	and 3 years	and 6 years	years
	MCh$	MCh$	MCh$	MCh$
Hedged Items

Loans	66,000	48,000	—	—
Working Capital	181,639	26,738	57,456	—
Bonds	—	—	819,211	—

Total	247,639	74,738	876,667	—

Hedging instrument

Interest Rate Swaps	66,000	49,184	819,211	—
Currency Swaps	181,639	25,554	57,456	—

Total	247,639	74,738	876,667	—

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	As of December 31, 2015
	Notional
	Within 1	Between 1	Between 3	Over 6
	year	and 3 years	and 6 years	years
	MCh$	MCh$	MCh$	MCh$
Hedged Items

Loans	19,782	41,294	6,355	—
Investment	52,459	—	—	13,496
Demand Deposits	100,205	106,567
Bonds	—	529,192	526,161	—

Total	172,446	677,053	532,516	13,496

Hedging instrument

Interest Rate Swaps	107,756	639,714	433,071	13,496
Foreign Currency Forwards	52,459	—	—	—
Currency Swaps	12,231	37,339	99,445	—

Total	172,446	677,053	532,516	13,496

B.2 Cash flow hedges:

Cash flow hedges are used by the Bank to:

a)	Reduce the volatility of cash flows in balance sheet items that are indexed to inflation through the use of inflation forwards and combinations of swaps in pesos and indexed units.

b)	Set the rate of a portion of the pool of short-term liabilities in pesos, thus reducing the risk of an important part of the Bank’s cost of funding, although still maintaining the liquidity risk of the pool.

c)	It also sets the rate of funding sources at a floating rate, decreasing the risk that its funding costs increase.

Below is a detailed account of hedged items and hedging instruments by maturity as of December 31, 2014 and 2015, under cash flow hedges.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	As of December 31, 2014
	Notional
	Within 1	Between 1	Between 3	Over 6
	year	and 3 years	and 6 years	years
	MCh$	MCh$	MCh$	MCh$
Hedged Items

Loans	512,244	224,904	—	43,000
Investments	—	—	—	4,745
Demand Deposits	168,800	45,000	30,300	—
Working Capital	42,382	—	—	—

Total	723,426	269,904	30,300	47,745

Hedging instrument

Foreign Currency Forwards	512,244	86,195	—	—
Interest Rate Swaps	168,800	139,933	30,300	43,000
Currency Swaps	42,382	43,776	—	4,745

Total	723,426	269,904	30,300	47,745

	As of December 31, 2015
	Notional
	Within 1	Between 1	Between 3	Over 6
	year	and 3 years	and 6 years	years
	MCh$	MCh$	MCh$	MCh$
Hedged Items

Loans	555,704	118,935	197,350	20,000
Investments	—	—	—	1,181
Demand Deposits	45,000	30,300	—	—
Bonds	—	—	177,581	—

Total	600,704	149,235	374,931	21,181

Hedging instrument

Foreign Currency Forwards	415,192	7,688	—	—
Interest Rate Swaps	141,736	55,419	41,000	20,000
Currency Swaps	43,776	86,128	333,931	1,181

Total	600,704	149,235	374,931	21,181

The effective portion of increase/decrease in fair value of the hedging instruments of the hedged items from cash flow hedges, MCh$3,088 (MCh$958 as of December 31, 2014) (Note 23g) Equity) and the ineffective portion of increase/decrease in fair value of the hedging instruments of the hedged items from cash flow hedges are, respectively, MCh$(15) (MCh$5 as of December 31, 2014) (Note 27 Net Foreign Exchange Income (losses) – Fair value gains (losses) on hedging derivatives), as of December 31, 2015 and 2014, respectively, were as follow with respect to the following hedged items:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

			As of December 31, 2014		As of December 31, 2015
			Effective	Ineffective	Effective	Ineffective
	Note		portion	portion	portion	portion
			MCh$	MCh$	MCh$	MCh$
Demand Deposits			(3,380)	—	835	—
Loans			4,168	5	5,593	(15)
Investments			(58)	—	19	—
Bonds			228	—	(3,359)	—

Net flows	23 g	)	958	5	3,088	(15)

B.3 Hedging net investment in foreign operations:

The Bank has a foreign operation (New York Branch and Colombia) whose functional currency (US dollars and Colombian pesos) is other than the Bank’s functional currency. When translating the results of operations and financial position of this foreign operation into the Bank’s functional currency, the Bank recognizes foreign exchange differences in other comprehensive income until it disposes of the foreign operation. For this reason, the Bank decided to hedge the foreign currency risk arising from its net investment in this foreign operation and has designated non-derivative financial instruments as hedging instruments. Gains or losses relating to the effective portion of the hedge are recognized in other comprehensive income and accumulated under the heading hedge of a net investment in foreign operation within equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Gains or losses on the hedging instrument relating to the effective portion accumulated in equity are reclassified to profit or loss on the disposal of the foreign operation.

Gains or losses on the hedge of the net investment in its foreign operation that have been recognized in other comprehensive income and accumulated in equity are as follows:

	Note		2013	2014	2015
			MCh$	MCh$	MCh$

Beginning balance			365	(1,907)	(5,287)
Gains (losses) on hedge of net investment in foreign operation, before tax	23 f	)	(2,840)	(4,751)	(7,931)
Income tax relating to hedges of net investments in foreign operations	23 f	)	568	1,371	2,758

Closing balance			(1,907)	(5,287)	(10,460)

No ineffective portion was recognized in profit or loss for the years ended December 31, 2014 and 2015.

B.3.1 Hedging net investment in New York Branch

	Nocional	Hedging Instrument (Fair Value)	Effective portion	Ineffective Portion
	MUSD	MCh$	MCh$	MCh$
As of December 31, 2015	60.1	(13,437)	(13,437)	—

As of December 31, 2014	60.1	(7,135)	(7,135)	—

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

B.3.1 Hedging net investment in CorpBanca Colombia (*)

	As of December 31, 2015
	Notional
	Within 1	Between 1	Between 3	Over 6
	year	and 3 years	and 6 years	years	Effective portion	Ineffective Portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged Items	237,027	—	—	—	(2,574)	—

Equity	237,027	—	—	—	(2,574)	—

Investment in foreign operation	237,027	—	—	—	(2,574)	—

Hedging Instrument	237,027	—	—	—

Foreign Currency Forwards	237,027	—	—	—

(*)	CorpBanca Colombia began in 2015 with these operations.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 9 - LOANS AND RECEIVABLES FROM BANKS

a)	As of December 31, 2014 and 2015, loans and receivables from banks are as follows:

	2014	2015
	MCh$	MCh$

Local Banks
Loans to local banks	—	—
Allowances for loans losses	—	—

Subtotal	—	—

Foreign Banks
Loans from foreign banks	194,433	144,041
Other debts with foreign banks	—	—
Allowances for loans losses	(271)	(240)

Subtotal	194,162	143,801

Banco Central of Chile
Restricted Deposits in the Central Bank of Chile (*)	620,047	308,028

Subtotal	620,047	308,028

Total	814,209	451,829

(*)	This corresponds to deposits in the Central Bank of Chile who are not current deposits and regulatory purposes.

b)	The movement in the allowances for loan losses as of December 31, 2014 and 2015 is as follows:

		As of December 31, 2014
	Note	Local Banks	Foreign Banks	Total
		MCh$	MCh$	MCh$

Balance as of January 1, 2014		—	(137)	(137)
Write-offs		—	—	—
Established provisions	28	—	(269)	(269)
Released provisions	28	—	141	141
Impairment		—	—	—
Impairment reversal		—	—	—
Exchange Differences		—	(6)	(6)

Balances as of December 31, 2014		—	(271)	(271)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

		As of December 31, 2015
	Note	Local Banks	Foreign Banks	Total
		MCh$	MCh$	MCh$

Balance as of January 1, 2015		—	(271)	(271)
Write-offs		—	—	—
Established provisions	28	—	(121)	(121)
Released provisions	28	—	180	180
Impairment		—	—	—
Impairment reversal		—	—	—
Exchange Differences		—	(28)	(28)

Balances as of December 31, 2015		—	(240)	(240)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 10 - LOANS AND RECEIVABLES FROM CUSTOMERS

a)	Loans and receivables from customers

As of December 31, 2014 and 2015, the composition of the loan portfolio is as follows:

As of December 31, 2014	Gross Assets			Allowances for loan losses
	Normal Portfolio	Impaired Portfolio	Total	Individually Evaluated for impairment	Collectively evaluated for impairment	Total	Net carrying amount
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	8,051,738	251,340	8,303,078	56,527	10,166	66,693	8,236,385
Foreign trade loans	481,183	24,368	505,551	20,703	272	20,975	484,576
Current account debtors	32,123	2,727	34,850	704	811	1,515	33,335
Factoring operations	69,771	143	69,914	1,733	143	1,876	68,038
Leasing transactions (*)	827,393	39,099	866,492	49	263	312	866,180
Other loans and receivables	308,438	2,152	310,590	1,146	3,492	4,638	305,952

Subtotals	9,770,646	319,829	10,090,475	80,862	15,147	96,009	9,994,466

Mortgage loans:
Letters of credit loans	62,262	2,360	64,622	—	192	192	64,430
Endorsable mutual mortgage loans	176,912	5,402	182,314	—	1,045	1,045	181,269
Other mutual mortgage loans	1,643,396	22,915	1,666,311	—	5,046	5,046	1,661,265
Leasing transactions (*)	275,019	5,554	280,573	—	1,247	1,247	279,326
Other loans and receivables	34,588	1,150	35,738	—	232	232	35,506

Subtotals	2,192,177	37,381	2,229,558	—	7,762	7,762	2,221,796

Consumer loans:
Consumer loans	1,093,754	37,104	1,130,858	—	20,015	20,015	1,110,843
Current account debtors	46,239	1,325	47,564	—	1,713	1,713	45,851
Credit card	236,698	5,003	241,701	—	4,096	4,096	237,605
Consumer leasing transactions (*)	19,309	452	19,761	—	59	59	19,702
Other loans and receivables	264,853	5,105	269,958	—	7,951	7,951	262,007

Subtotals	1,660,853	48,989	1,709,842	—	33,834	33,834	1,676,008

Total	13,623,676	406,199	14,029,875	80,862	56,743	137,605	13,892,270

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

As of December 31, 2015	Gross Assets			Allowances for loan losses
	Normal Portfolio	Impaired Portfolio	Total	Individually Evaluated for impairment	Collectively evaluated for impairment	Total	Net carrying amount
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	8,531,794	290,066	8,821,860	86,784	8,918	95,702	8,726,158
Foreign trade loans	502,287	19,052	521,339	15,803	653	16,456	504,883
Current account debtors	25,524	3,208	28,732	816	1,365	2,181	26,551
Factoring operations	61,581	432	62,013	1,185	375	1,560	60,453
Leasing transactions (*)	834,412	53,777	888,189	16,637	3,691	20,328	867,861
Other loans and receivables	359,479	14,906	374,385	277	2,217	2,494	371,891

Subtotals	10,315,077	381,441	10,696,518	121,502	17,219	138,721	10,557,797

Mortgage loans:
Letters of credit loans	52,522	1,850	54,372	—	123	123	54,249
Endorsable mutual mortgage loans	156,942	4,496	161,438	—	759	759	160,679
Other mutual mortgage loans	1,678,046	23,527	1,701,573	—	61	61	1,701,512
Leasing transactions (*)	274,144	4,738	278,882	—	7,708	7,708	271,174
Other loans and receivables	31,234	1,120	32,354	—	181	181	32,173

Subtotals	2,192,888	35,731	2,228,619	—	8,832	8,832	2,219,787

Consumer loans:
Consumer loans	1,264,649	33,545	1,298,194	—	14,737	14,737	1,283,457
Current account debtors	51,144	1,344	52,488	—	1,684	1,684	50,804
Credit card	240,027	4,915	244,942	—	3,314	3,314	241,628
Consumer leasing transactions (*)	18,475	316	18,791	—	538	538	18,253
Other loans and receivables	86,054	2,690	88,744	—	6,113	6,113	82,631

Subtotals	1,660,349	42,810	1,703,159	—	26,386	26,386	1,676,773

Total	14,168,314	459,982	14,628,296	121,502	52,437	173,939	14,454,357

(*)	Lease transactions (commercial, mortgage and consumer) are presented net of allowance and total MCh$1,157,288 as of December 31, 2015 (MCh$1,165,208 as of December 31, 2014).

Guarantees taken by the Bank to secure collections reflected in its loan portfolios are collateral (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets). As of December 31, 2015 and 2014, the fair value of guarantees taken corresponds to 89.9% and 83.4% of the loans and receivables, respectively.

In the case of mortgage guarantees, as of December 31, 2015 and 2014, the fair value of the guarantees taken corresponds to 59.5% and 51.1% of the balance of these loans and receivables, respectively.

The Bank finances its customers’ asset purchases, both movable and real estate, through lease contracts that are included within loans and receivables from customers. As of December 31, 2015, MCh$155,332 corresponds to leases of movable assets (MCh$393,254 as of December 31, 2014) and MCh$237,272 to leases of real estate assets (MCh$742,600 as of December 31, 2014).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

We monitor collateral values between appraisals on an ongoing basis in order to capture any unusual significant changes (i.e., improved conditions in the real estate industry, changes in overall economic conditions, etc.) in market-based evidence used in the appraisals. In the event that unusual significant changes occur between appraisals, the collateral values are reassessed and recalculated.

During 2015, the Bank has received assets such as homes, apartments, commercial and agricultural lands, among others, with a fair value of MCh$986 (MCh$3,550 in 2014) through foreclosure or judicial proceedings.

b)	Portfolio characteristics

As of December 31, 2014 and 2015, the loan portfolio before allowances for loan losses by customer economic activity was as follows:

	Local Loans		Foreign Loans		Total		Distribution Percentage as of
	2014	2015	2014	2015	2014	2015	2014	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans:
Manufacturing	965,965	742,288	111,397	137,587	1,077,362	879,875	7.68%	6.01%
Mining	266,661	450,459	363,055	316,248	629,716	766,707	4.49%	5.24%
Electricity, gas and water	273,576	230,658	483,644	467,077	757,220	697,735	5.40%	4.77%
Agriculture and livestock	179,863	239,540	123,166	123,981	303,029	363,521	2.16%	2.49%
Forestry and wood extraction	48,344	36,291	7,785	7,732	56,129	44,023	0.40%	0.30%
Fishing	2,199	3,252	—	—	2,199	3,252	0.02%	0.02%
Transport	182,364	242,533	146,354	105,593	328,718	348,126	2.34%	2.38%
Communications	3,490	4,034	91,191	57,944	94,681	61,978	0.67%	0.42%
Construction	887,305	989,048	214,999	217,069	1,102,304	1,206,117	7.86%	8.25%
Commerce	415,695	500,551	943,143	808,876	1,358,838	1,309,427	9.69%	8.95%
Services	2,620,475	3,128,986	1,305,238	1,229,567	3,925,713	4,358,553	27.98%	29.80%
Others	286,578	202,313	167,988	454,891	454,566	657,204	3.24%	4.49%

Subtotals	6,132,515	6,769,953	3,957,960	3,926,565	10,090,475	10,696,518	71.93%	73.12%

Mortgage Loans	1,730,106	1,742,092	499,452	486,527	2,229,558	2,228,619	15.89%	15.23%
Consumer loans	568,426	613,367	1,141,416	1,089,792	1,709,842	1,703,159	12.18%	11.65%

Total	8,431,047	9,125,412	5,598,828	5,502,884	14,029,875	14,628,296	100.00%	100.00%

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

c)	Allowances for loans losses

The changes in allowances for loan losses during the periods ended December 31, 2014 and 2015 are summarized as follows:

	Note		Individually Evaluated for impairment	Collectively evaluated for impairment	Total
			MCh$	MCh$	MCh$

Balances as January 1, 2014			78,636	47,403	126,039

Impaired portfolio write-offs:
Commercial loans			(20,964)	(16,133)	(37,097)
Mortgage loans			—	(2,506)	(2,506)
Consumer loans			—	(62,032)	(62,032)

Total Write-offs			(20,964)	(80,671)	(101,635)

Established provision	28		133,767	194,498	328,265
Provision released	28		(91,686)	(84,490)	(176,176)
Impairment			—	—	—
Debt exchange and loans-sale			(9,239)	—	(9,239)
Exchange rate differences			(9,652)	(19,997)	(29,649)

Balances as of December 31, 2014	10 a	)	80,862	56,743	137,605

	Note		Individually Evaluated for impairment	Collectively evaluated for impairment	Total
			MCh$	MCh$	MCh$

Balances as January 1, 2015			80,862	56,743	137,605

Impaired portfolio write-offs:
Commercial loans			(28,800)	(14,563)	(43,363)
Mortgage loans			—	(2,559)	(2,559)
Consumer loans			—	(70,744)	(70,744)

Total Write-offs			(28,800)	(87,866)	(116,666)

Established provision	28		203,482	195,135	398,617
Provision released	28		(115,698)	(93,227)	(208,925)
Impairment			—	—	—
Debt exchange and loans-sale			(6,714)	—	(6,714)
Exchange rate differences			(11,630)	(18,348)	(29,978)

Balances as of December 31, 2015	10 a	)	121,502	52,437	173,939

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

d)	Portfolio sale

1.	As of December 31, 2015 and 2014, the Bank and its subsidiaries engaged in portfolio purchases and sales. The effect on income of these transactions as a whole does not exceed 5% of before tax profit for the year, and is recorded within net gains from trading and brokerage activities in the Consolidated Statement of Income for the Period, disclosed in Note 26 Net Trading and Investment Income within “Other financial investments at fair value with effect on profit or loss”.

2.	As of December 31, 2015 and 2014, the Bank and its subsidiaries derecognized 100% of its sold portfolio, thus complying with the requirements of the accounting policy for derecognizing financial assets and liabilities in Note 1, letter z) of these annual consolidated financial statements.

During 2014 and 2015, CorpBanca sold part of its portfolio of state-guaranteed loans and receivables (CAE for its Spanish acronym) acquired through a competitive bidding process for awards of the Financing Facility and Administration of Loans for Studies in Higher Education Law No. 20,027.The open bidding model for financial institutions, reflected in the respective databases, allow selling a percentage of the state-guaranteed loans and receivables to third parties. On the portfolio sale, CorpBanca transferred substantially all the risks and benefits associated with this portfolio. The detail of loans and receivables sold is as follows:

	Loans sold
	No. of Loans	Carrying Amount	Proceeds for sales	Gain (Loss) on sale (*)
		MCh$	MCh$	MCh$

As of December 31, 2014	73,638	137,400	152,995	15,595
As of December 31, 2015	66,344	116,006	133,067	17,061

(*)	This amount is included under line item “Trading and investment income, net” in the Consolidated Statements of Income, disclosed in Note 26 Net Trading and Investment Income, line “Other financial investments at fair value with effect on profit or loss”.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

e)	Lease

The Bank’s scheduled cash flows to be received from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable
	2014	2015	2014	2015	2014	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Up to 1 month	22,852	22,739	(822)	(891)	22,030	21,848
From 1 month to 3 months	17,981	18,298	(3,103)	(3,354)	14,878	14,944
From 3 months to 1 year	84,075	87,768	(13,429)	(14,522)	70,646	73,246
From 1 year to 3 years	253,962	237,815	(25,477)	(38,669)	228,485	199,146
From 3 years to 6 years	330,437	308,300	(67,707)	(64,081)	262,730	244,219
Over 6 years	963,642	1,052,233	(395,585)	(419,774)	568,057	632,459

Total (*)	1,672,949	1,727,153	(506,123)	(541,291)	1,166,826	1,185,862

(*)	Includes:

	2014	2015
	MCh$	MCh$
Commercial Leasing Transactions	866,492	888,189
Mortgage Leasing Transactions	280,573	278,882
Consumer Leasing Transactions	19,761	18,791

	1,166,826	1,185,862

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 11 - INVESTMENT INSTRUMENTS

As of December 31, 2014 and 2015, the detail of financial investments available for sale and held to maturity was as follows:

a)	Financial investments

	As of December 31, 2014				As of December 31, 2015
	Available for sale		Held to maturity	Total	Available for sale		Held to maturity	Total
	MCh$		MCh$	MCh$	MCh$		MCh$	MCh$

Chilean Central Bank and Government Securities	536,928		—	536,928	786,609		—	786,609
Chilean Central Bank securities	276,487		—	276,487	527,444		—	527,444
Chilean Treasury Bonds	253,999		—	253,999	258,306		—	258,306
Other government securities	6,442		—	6,442	859		—	859

Other financial instruments	105,891		7,175	113,066	148,829		5,543	154,372
Promissory notes related to deposits in local banks	54,162		—	54,162	65,778		—	65,778
Chilean mortgage finance bonds	203		—	203	92		—	92
Chilean financial institution bonds	—		—	—	29,329		—	29,329
Other local investments	51,526		7,175	58,701	53,630		5,543	59,173

Financial instruments Issued abroad	514,077		183,502	697,579	989,350		164,648	1,153,998
Foreign government and central bank instruments	434,392		—	434,392	629,297		—	629,297
Other foreign investments	79,685		183,502	263,187	360,053		164,648	524,701
Impairment provision	—		—	—	—		—	—

Unquoted securities in active markets	—		—	—	—		—	—
Chilean corporate bonds	—		—	—	—		—	—
Other investments	—		—	—	—		—	—
Impairment Provision	—		—	—	—		—	—

Total	1,156,896	(*)	190,677	1,347,573	1,924,788	(*)	170,191	2,094,979

(*)	As of December 31, 2015 this total includes MCh$88,224 (MCh$16,914 as of December 31, 2014), included in Note 5 Cash and cash equivalents, which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

As of December 31, 2015, the portfolio of financial investments available-for-sale includes net unrealized losses and gains, net of taxes, recorded in other comprehensive income.

b)	Impairment of investment instruments

All investments quoted in non-active markets and classified as available-for-sale have been recorded at their fair value.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

c)	Detail of investments available-for-sale portfolio as of December, 31, 2014 and 2015 are as follows:

	As of December 31, 2014
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities	535,915	2,320	(1,307)	536,928
Chilean Central Bank and Government securities	275,640	1,606	(759)	276,487
Chilean Central Bank Notes	253,845	702	(548)	253,999
Other government securities	6,430	12	—	6,442

Other Financial Instruments	104,919	972	—	105,891
Promissory notes related to deposits in local banks	53,972	190	—	54,162
Chilean mortgage finance bonds	201	2	—	203
Chilean financial institution bonds	—	—	—	—
Other local investments	50,746	780	—	51,526

Financial instruments Issued abroad	527,667	654	(14,244)	514,077
Foreign government and central bank instruments	447,131	291	(13,030)	434,392
Other foreign investments	80,536	363	(1,214)	79,685
Impairment Provision	—	—	—	—

Unquoted securities in active markets	—	—	—	—
Chilean corporate bonds	—	—	—	—
Other investments	—	—	—	—
Impairment Provision	—	—	—	—

Totals	1,168,501	3,946	(15,551)	1,156,896

As of December 31, 2014, the portfolio of financial assets available for sale includes a net unrealized loss of MCh$11,605, recorded in Other Comprehensive Income within equity (Note 23 Equity, letter f).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	As of December 31, 2015
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities	796,456	17	(9,864)	786,609
Chilean Central Bank and Government securities	533,393	13	(5,962)	527,444
Chilean Central Bank Notes	262,207	1	(3,902)	258,306
Other government securities	856	3	—	859

Other Financial Instruments	148,508	1,547	(1,226)	148,829
Promissory notes related to deposits in local banks	65,777	5	(4)	65,778
Chilean mortgage finance bonds	88	4	—	92
Chilean financial institution bonds	29,937	—	(608)	29,329
Other local investments	52,706	1,538	(614)	53,630

Financial instruments Issued abroad	1,035,149	165	(45,964)	989,350
Foreign government and central bank instruments	635,925	162	(6,790)	629,297
Other foreign investments	399,224	3	(39,174)	360,053
Impairment Provision	—	—	—	—

Unquoted securities in active markets	—	—	—	—
Chilean corporate bonds	—	—	—	—
Other investments	—	—	—	—
Impairment Provision	—	—	—	—

Totals	1,980,113	1,729	(57,054)	1,924,788

As of December 31, 2015, the portfolio of financial assets available for sale includes a net unrealized loss of MCh$55,325, recorded in Other Comprehensive Income within equity (Note 23 Equity, letter g).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

d)	The classification of our available-for-sale securities within the fair value hierarchy is as follows:

		As of December 31, 2014
		Available for sale Portfolio
	Note	Total	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities	34	536,928	530,486	6,442	—
Chilean Central Bank and Government securities		276,487	276,487	—	—
Chilean Central Bank Notes		253,999	253,999	—	—
Other Chilean Central Bank and Government securities		6,442	—	6,442	—

Other Financial Instruments	34	105,891	—	105,891	—
Promissory notes related to deposits in local banks		54,162	—	54,162	—
Chilean mortgage finance bonds		203	—	203	—
Chilean financial institution bonds		—	—	—	—
Other local investments		51,526	—	51,526	—

Financial instruments Issued abroad	34	514,077	434,392	79,685	—
Foreign government and central bank instruments		434,392	434,392	—	—
Other foreign investments		79,685	—	79,685	—
Impairment Provision		—	—	—	—

Totals		1,156,896	964,878	192,018	—

		As of December 31, 2015
		Available for sale Portfolio
		Total	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities	34	786,609	785,750	859	—
Chilean Central Bank and Government securities		527,444	527,444	—	—
Chilean Central Bank Notes		258,306	258,306	—	—
Other Chilean Central Bank and Government securities		859	—	859	—

Other Financial Instruments	34	148,829	—	148,829	—
Promissory notes related to deposits in local banks		65,778	—	65,778	—
Chilean mortgage finance bonds		92	—	92	—
Chilean financial institution bonds		29,329	—	29,329	—
Other local investments		53,630	—	53,630	—

Financial instruments Issued abroad	34	989,350	629,297	360,053	—
Foreign government and central bank instruments		629,297	629,297	—	—
Other foreign investments		360,053	—	360,053	—
Impairment Provision		—	—	—	—

Totals		1,924,788	1,415,047	509,741	—

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 12 - INVESTMENTS IN OTHER COMPANIES

a)	As of December 31, 2014 and 2015 the investments in other companies are detailed as follows:

			As of December 31, 2014		As of December 31, 2015
			Ownership		Ownership
Company			%	MCh$	%	MCh$

Nexus S.A.			12.90	1,057	12.90	1,057
Transbank S.A.			8.72	3,145	8.72	3,249	(ii)
Combanc S.A.			5.29	159	5.86	186	(iii)
Redbanc S.A.			2.50	110	2.50	110
Sociedad Interbancaria de Depósitos de Valores S.A.			3.91	75	3.91	75
Imerc OTC S.A			6.67	864	6.67	864
Deceval S.A.	(i	)	10.76	5,915	10.76	5,294
A.C.H Colombia	(i	)	4.22	447	4.21	400
Redeban Multicolor S.A	(i	)	1.60	263	1.60	235
Cámara de Compensación Divisas de Col. S.A.	(i	)	6.38	68	6.71	71	(iv)
Cámara de Riesgo Central de Contraparte S.A.	(i	)	2.42	192	2.42	172
Cifin	(i	)	9.00	295	—	—	(v)
Servibanca - Tecnibanca	(i	)	4.54	1,130	4.53	1,011

Shares or rights in other companies
Santiago Stock Exchange Shares			2.08	1,056	2.08	1,056
Chilean Electronic Stock Exchange Shares			2.44	211	2.44	211
Colombia Stock Exchange	(i	)	0.97	778	0.67	588	(vi)
Fogacol	(i	)	150.000 Unit	77	150.000 Unit	69

Total				15,842		14,648

(i)	This corresponds to investments in other companies by its Colombia subsidiaries.
(ii)	This corresponds to the purchase of 512,018 shares in the period (MCh$ 104).
(iii)	This corresponds to the purchase of 55 shares of Combanc S.A. in the period (MCh$27).
(iv)	The increase represents the acquisition of 8,450,712 shares for a total value of MCh$5.
(v)	Decrease due to the reclassification of categories of this share, which pass from “Investments in other companies” to “Trading portfolio”.
(vi)	Decrease due to the reclassification of categories of this investment, which pass from “Investments in other companies” to “Trading portfolio”.

During as of December 31, 2013, 2014 and 2015, the Bank received dividends from its investment in other companies as follows:

	2013	2014	2015
	MCh$	MCh$	MCh$

Dividends received	1,241	1,799	1,300

Total	1,241	1,799	1,300

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

The movements of investment in other companies as of December 31, 2014 and 2015 were the following:

	2014	2015
	MCh$	MCh$

Opening balance at January 1,	13,922	15,842
Investment acquisitions	2,664	136
Investment sales	(16)	(108)
Reclassification	—	(485)
Exchange rate differences	(728)	(737)

Balances as of December 31,	15,842	14,648

b)	Business Combination

During 2015 there were no mergers and acquisitions. The following information is provided to supplement with respect to intangible assets, impairment, etc.

b.1)	Business Combination Banco CorpBanca Colombia and Subsidiaries with Helm Bank and Subsidiaries.

a.	Overview

•	On July 4, 2013, the Chilean Central Bank (BCCH in Spanish) authorized CorpBanca to make an investment abroad consisting of the acquisition through its subsidiary Banco CorpBanca Colombia S.A. (domiciled in Bogota, Colombia, the “Acquirer”) of up to 100% of Helm Bank S.A., including its subsidiaries in Colombia, which provide complementary services through the subsidiaries Helm Comisionista and Helm Fiduciaria, Panama and the Cayman Islands (the “Acquirees”), with the purpose of subsequently merging both banks incorporated in Colombia; and for CorpBanca Chile (“the Buyer”) to directly acquire up to 80% of the shares of Helm Corredores de Seguros S.A., (“the Acquiree”, domiciled in Colombia). In terms of the subsidiaries owned by Helm Bank S.A in Panama and the Cayman Islands, BCCH did not directly authorize CorpBanca Chile to invest in them. It resulted as a necessary consequence of the acquisition of their parent company Helm Bank S.A. under the terms authorized by the SBIF. The SBIF established for CorpBanca Chile the obligation to liquidate the operations of the subsidiary incorporated in the Cayman Islands once it took control of the parent company in the shortest time possible and under the terms and conditions set forth in the relevant SBIF ruling.

•	As a result, CorpBanca Colombia committed to acquire the voting and non-voting shares of Helm Bank S.A. and subsidiaries. As part of the agreement, CorpBanca Colombia committed to acquiring up to 100% of the preferential dividend and non-voting shares (preferential shares).

•	It acquired, for merger purposes, 2,387,387,295 common shares, which represent 58.89% of the outstanding common shares (51.61% of subscribed and paid capital) of Helm Bank during the first close and 1,656,579,084 common shares, which represent 40.86% of the outstanding common shares (35.81% of subscribed and paid capital) of Helm Bank during the second close for a total of 4,043,966,379 common shares, which represent 99.75% of the total outstanding common shares and 87.42% of the subscribed and paid capital of Helm Bank, for purchases made on August 6 and 29, 2013.

•	On January 28, 2014, CorpBanca Colombia honored that commitment, carrying out a voluntary Takeover Bid (TOB) for the preferential shares as part of the third close, which was mainly designed to offer a liquidity and sales mechanism to the preferential shareholders under the same economic conditions that were agreed upon for the sellers of the common shares of Helm Bank under the SPA and to facilitate the merger process, enabling CorpBanca Colombia and its subsidiaries to expand their presence in the medium and long term as loan establishments in the Colombian market, obtaining a 12.36% interest and therefore retaining a total interest of 99.78% of subscribed and paid capital.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

•	As explicitly legally required, CorpBanca Colombia and Helm Bank had to merge within the year following the date of the first acquisition of shares of Helm Bank (i.e. before August 6, 2014).

•	On July 1, 2014, the merger between CorpBanca Colombia S.A., as the surviving entity, and Helm Bank S.A., as the absorbed entity, was formalized. As a result, Helm Bank S.A. is dissolved without being liquidated and all of its assets, rights and obligations are transferred fully to the absorbing entity.

The acquired interests are summarized as follows:

Closing	Share Type	Total No. of Shares	No. of Shares Acquired	Ownership Interest by Share Type (%)	Total Ownership Interest (%)
		(a)	(b)	(b)/(a)
First	Common	—	2,387,387,295	58.89%	51.61%
Second	Common	—	1,656,579,084	40.86%	35.81%

Subtotal		4,054,076,213	4,043,966,379	99.75%	87.42%

Third	Preferential	571,749,459	571,749,459	100.00%	12.36%

		4,625,825,672	4,615,715,838	—	99.78%

b.	Main Reasons for the Purchase

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

This had no impact on the Consolidated Statements of Income for the period 2013.

3.1 Fair Value of the Identifiable Assets and Liabilities of Helm Bank and Subsidiaries as of the Date of Acquisition (August 6, 2013):

		Fair Value Recognized at Acquisition Date		Difference in Amounts at Close of Measurement Period
		Provisional (1)	Final (2)
		MCh$	MCh$	MCh$
		(c.1, c.2, a)	(c.3)	(c.3)	Observation

Total net identifiable assets at fair value		364,233	360,042	(4,191)
Non-controlling interest at fair value		(1,485)	(1,485)	—	(b)
Intangible assets		146,384	142,201	(4,183)	(k)
Contingent liabilities		(3,703)	(1,054)	2,649	(h)
Net deferred taxes		(48,521)	(47,832)	689	(i)
Deferred taxes (mercantile loan)		31,585	27,990	(3,595)	(g)

Subtotal fair value	(i)	488,493	479,862	(8,631)

Goodwill arising in acquisition	(ii)	189,622	198,253	8,631	(c,e)

Total value of company	(i) + (ii)	678,115	678,115	—

Net cash received with subsidiary		349,245	349,245	—	(j)
Cash payment		(596,004)	(596,004)	—	(j)

Net cash disbursement	(i)	(246,759)	(246,759)	—

Liability for preferential shares	(ii)	(83,998)	(83,998)	—	(j)

Total value of company	(i) + (ii)	(330,757)	(330,757)	—

(a)	This business combination was accounted for using the acquisition method as of the purchase date, which is the date on which control is transferred to the Group. The Bank obtains control in an investee when it has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. Potential voting rights that are currently enforceable or convertible were considered when evaluating control. Due to its interest in Helm Bank, CorpBanca has the following substantive rights:

•	Voting rights in proportion to its interest in the companies.

•	The right to name or remove key members of management or others of the investees that have the ability to direct relevant activities.

•	The right to direct the activities of investees for the benefit of the bank.

(b)	CorpBanca decided to measure the non-controlling interest in the acquiree at fair value. This value was estimated by applying the discounted cash flow method.

(c)	The Group valued goodwill as of the acquisition date, taking into account the following factors:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

•	Fair value of the consideration transferred;

•	The fair value of any non-controlling interest in the acquiree, plus

•	If the business combination is performed in stages (not the case for our purposes), the fair value of the existing interests in the equity of the acquiree;

•	Less the net amount recognized (generally the fair value) of the identifiable assets acquired and the identifiable liabilities assumed.

(d)	Regarding the preceding point, when the excess is negative, a gain on sale with advantageous conditions is recognized immediately in profit and loss (such was not the case with this business combination).

(e)	The goodwill of MCh$ 198,253 recognized as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the entities’ assets and activities. This goodwill was not expected to be tax deductible. The final amount of goodwill determined by adjusting the fair value during the measurement period increased by MCh$ 8,631.

(f)	As of the date of acquisition, the fair value of loans and receivables (including loans and advances to banks) totaled MCh$3,015,395 and their gross amount was MCh$ 3,142,532.

(g)	A deferred tax asset must be recognized as part of the purchase price allocation for the mercantile tax credit generated under Colombian regulations. This is based on a future tax benefit existing as of the transaction date to reduce the future income tax basis (i.e. this credit is likely to be recovered). This analysis is based on IAS 12 Income Taxes. The amount for this deferred tax for the mercantile tax credit is MCh$ 27,990.

(h)	As of the date of acquisition, a contingent liability with a fair value of MCh$ 3,703 was determined as a result of legal contingencies. As of the date of the reporting period, the Bank reevaluated that contingent liability and determined variations in its value, giving a final amount of MCh$ 1,054.

(i)	The acquirer recorded and measured deferred tax assets and/or liabilities that arose from the aforementioned assets acquired and liabilities assumed in accordance with IAS 12. The acquirer accounted for the tax effects of temporary differences that existed as of the acquisition date, totaling MCh$47,832.

(j)	The total consideration transferred in the transaction was MCh$ 596,004. Net cash received for cash flow purposes was MCh$ 246,759. In 2013 and 2014, the line item “Acquisition of Subsidiary Helm Bank, net of cash acquired” was added to the cash flow statement. This includes the net cash disbursement for the purchase of Helm Bank S.A. and subsidiaries, detailed as follows:

		2014	2013
		MCh$	MCh$

Helm Bank and subsidiaries		83,998	246,759
Helm Corredor de Seguros	(*)	—	8,685

Net cash disbursement for acquisition		83,998	255,444

(*)	Included in section business combination CorpBanca Chile and Helm Corredor de Seguros S.A..

(k)	The fair value was assigned to intangible assets (mainly related to customers and licenses for MCh$ 142,201) and their respective deferred taxes. See Note 13 Intangible Assets to these consolidated financial statements.

(l)	The transaction did not include any agreements involving contingent considerations.

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 and adjustment income would have been MCh$ 280,981 and before tax profit for the period would have been MCh$ 62,001. In determining these amounts, management has assumed that the provisional fair value adjustments originated on the date of acquisition would have been the same had the acquisition occurred on January 1, 2013.

(n)	The acquisition-related transaction costs of MCh$ 3,935, mainly for external legal fees and due diligence costs, are charged to administrative expenses in the Consolidated Statement of Income and included within cash flows from operating activities in the Statement of Cash Flows.

(o)	Both the goodwill arising from the acquisition of a foreign business (the case of Helm and other group entities) as well as the fair value adjustments made to the carrying amount of the assets and liabilities must be treated as assets and liabilities of the same entity as a result of the acquisition of this business. In other words, they will be expressed in the same functional currency of the company (the Colombian peso) and will be converted at the closing exchange rate (COP to Ch$ exchange rate for parent company accounting purposes) in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates.

b.2) Business Combination – Banco CorpBanca Chile and Helm Corredor de Seguros S.A.

c.	Overview

As part of the transaction with Helm, Banco CorpBanca Chile, domiciled in Chile, acquired 80.00% of the shares with voting rights of Helm Corredor de Seguros S.A.. This company, created January 16, 1985, is engaged in brokering insurance, under the supervision of the Colombian Financial Superintendency. It is domiciled in Bogota. This entity was common controlled by the same party as Helm Bank S.A. prior to its acquisition by the Bank.

d.	Main Reasons for the Purchase

With this acquisition, CorpBanca sought to expand regionally and simultaneously participate in the growing Colombian banking market as a complementary business whose potential is based on the sound economic prospects of that country.

e.	Detail of Assets Acquired and Liabilities Assumed

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

f.	Important Matters Regarding the Acquisition

•	The same criteria described for the business combination between CorpBanca Colombia and subsidiaries and Helm Bank and subsidiaries in sections c.1, c.2 and 3.3 letters a), b), c), d), i), j), k), l) and o) were used for this transaction. No adjustments were made during the measurement period.

•	As of the acquisition date, no contingent liabilities were determined.

•	Since the acquisition date, during the 2013 period HCS contributed MCh$ 29 to net interest income, MCh$ 3,081 to net fees and commissions, MCh$ 3,111 to net operating income and MCh$ 901 to before tax profit for the period. If the combination had occurred at the beginning of the period (January 1, 2013), net interest and adjustment income of Banco CorpBanca Chile would have been MCh$ 457,716 and before tax profit for the period would have been MCh$ 232,600 (these amounts do not include the effects of the business combination with Helm and subsidiaries). In determining these amounts, management has assumed that the provisional fair value adjustments originated on the date of acquisition would have been the same had the acquisition occurred on January 1, 2013.

•	The goodwill of MCh$ 6,171 recognized as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the assets and activities of HCS. Goodwill was not expected to be tax deductible.

g.	Reconciliation of Carrying Amount of Goodwill.

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

The following table reconciles the carrying amount of goodwill at the beginning and end of the period:

	2014	2015
	MCh$	MCh$
As of January 01,	420,623	386,180
Increase in goodwill due to acquisitions during the period	—	—
Net translation adjustments arising during the period	(34,443)	(40,560)
Adjustment from provisional to final amounts - business combination	—	—
Impairment losses recognized during the period	—	—

As of December 31,	386,180	345,620

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 13 - INTANGIBLE ASSETS

a) Intangible assets as of December 31, 2014 and 2015 consist of the following:

	As of December 31, 2014
Concept	Useful life years	Remaining amortization years	Gross balance	Accumulated amortization	Net Balance
			MCh$	MCh$	MCh$

Integrated banking system (1)	15	2	9,147	(6,074)	3,073
Computer equipment system or software	5	3	34,225	(22,243)	11,982
IT Projects	7	7	35,186	(11,576)	23,610
CorpBanca Colombia acquisition			751,045	(32,593)	718,452
-Goodwill	—	—	386,180	—	386,180
-License	—	—	46,797	—	46,797
-Trademark	4	3	7,466	(1,703)	5,763
-Other intangibles	6	4	2,881	(1,019)	1,862
-Customer relationship	21	19	307,721	(29,871)	277,850
Other projects	6	2	1,383	(723)	660

Total			830,986	(73,209)	757,777

	As of December 31, 2015
Concept	Useful life years	Remaining amortization years	Gross balance	Accumulated amortization	Net Balance
			MCh$	MCh$	MCh$

Integrated banking system (1)	15	2	9,248	(7,350)	1,898
Computer equipment system or software	5	1	41,621	(27,889)	13,732
IT Projects	7	6	40,006	(16,200)	23,806
CorpBanca Colombia acquisition			671,693	(46,452)	625,241
-Goodwill	—	—	345,620	—	345,620
-License	—	—	42,277	—	42,277
-Trademark	4	2	7,200	(3,556)	3,644
-Other intangibles	6	4	2,065	(740)	1,325
-Customer relationship	21	18	274,531	(42,156)	232,375
Other projects	6	2	2,239	(1,652)	587

Total			764,807	(99,543)	665,264

(1)	Integrated Banking System (IBS) corresponds to the main operating system software of the Bank that replaced a number of systems, providing us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each product and client segment.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

b) The movement of intangible assets in the period ended December 31, 2014 and 2015 is as follows:

	Integrated banking system	Computer equipment system or software	IT Projects	Intangible arising from business combination- Colombia (**)	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2014	9,086	27,948	30,527	815,812	1,703	885,076
Purchases	52	7,942	4,985	—	59	13,038
Retirements	(13)	(313)	(1)	—	(379)	(706)
Exchange differences	22	(1,352)	(325)	(64,767)	—	(66,422)
Others	—	—	—	—	—	—

Balances as of December 31, 2014	9,147	34,225	35,186	751,045	1,383	830,986

	Integrated banking system	Computer equipment system or software	IT Projects	Intangible arising from business combination- Colombia (**)	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2015	9,147	34,225	35,186	751,045	1,383	830,986
Purchases	34	12,175	5,120	—	56	17,385
Retirements	—	(129)	—	—	(374)	(503)
Exchange differences	67	(4,650)	(300)	(79,352)	1,174	(83,061)
Others	—	—	—	—	—	—

Balances as of December 31, 2015	9,248	41,621	40,006	671,693	2,239	764,807

(**)	As of December 31, 2014 and 2015, intangible assets after amortization and the effects of exchange differences expressed in MCh$, consist of the following:

	2014	2015	Note
	MCh$	MCh$

Goodwill	386,180	345,620	31	Indefinite useful life
License	46,797	42,277	31	Indefinite useful life

Trademarks	5,763	3,644

Indefinite	1,206	988	31	Indefinite useful life
Others	4,557	2,656

Other intangibles	1,862	1,325

Others	1,399	944
Database	463	381	31	Indefinite useful life
Customer relationship	277,850	232,375

	718,452	625,241

	434,646	389,266	31	Total Indefinite useful life

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

c) Movements of accumulated amortization of intangible assets as of December 31, 2015 and 2014 are detailed as follows:

	Integrated banking system	Computer equipment system or software	IT Projects	Intangible arising from business combination- Colombia	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2014	(4,869)	(12,505)	(7,195)	(18,557)	(580)	(43,706)
Amortization (Note 31)	(1,203)	(10,427)	(4,381)	(21,628)	(147)	(37,786)
Exchange differences	(15)	681	—	7,592	—	8,258
Others	13	8	—	—	4	25

Balances as of December 31, 2014	(6,074)	(22,243)	(11,576)	(32,593)	(723)	(73,209)

	Integrated banking system	Computer equipment system or software	IT Projects	Intangible arising from business combination- Colombia	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2015	(6,074)	(22,243)	(11,576)	(32,593)	(723)	(73,209)
Amortization (Note 31)	(1,216)	(7,411)	(4,624)	(17,058)	(929)	(31,238)
Exchange differences	(60)	1,765	—	3,199	—	4,904
Others	—	—	—	—	—	—

Balances as of December 31, 2015	(7,350)	(27,889)	(16,200)	(46,452)	(1,652)	(99,543)

d) As of December 31, 2014 and 2015, the Bank has entered into the following contractual commitments for the acquisition of intangible assets:

	As of December 31,
	2014	2015
	MCh$	MCh$
License detail:
Microsoft	1,185	212

e) Impairment

At each reporting date, Banco CorpBanca will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

The entity will conduct impairment testing on an annual basis for intangible assets with indefinite useful lives as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current year, it will be tested for impairment before the year ends.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

In accordance with IAS 36 “Impairment of Assets”, annual impairment testing is permitted for a CGU to which goodwill has been allocated, or for intangible assets with indefinite useful lives, at any time as long as they are carried out at the same time each year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

CorpBanca and subsidiaries conducted impairment testing for unamortized assets, including intangible assets that are still not in use, and concluded that no impairment exists.

f) Determination of intangible assets with indefinite useful lives.

Intangible assets with indefinite useful life (license, trademark and database) arising from business combinations made by the Bank, were determined by evaluating the factors described in International Financial Reporting Standards highlighting the following:

•	Intended use of the particular asset, by the Bank, and whether (the) item (s) could (n) be managed efficiently by another management team.

•	The product life-cycle, as well as public information on estimates of useful lives of similar assets that are used when therefore similar view of their nature.

•	Expected performance of main competitors to the industry or market, whether actual or potential.

•	Ability and willingness of the Bank to achieve the levels of maintenance expenditure required to obtain the expected economic benefits of the asset.

•	Incidence of technical technological or commercial obsolescence or that otherwise applicable to the industry or market.

•	Period in which the asset is controlled, if it were limited, and the limits, legal or otherwise, regarding the use of the element.

•	Evaluation of the dependence of the useful life of certain assets over the useful life of other assets of the Bank.

The factors described are then used to perform the impairment tests carried out in accordance with IAS 36 Impairment of Assets to unamortized intangible assets, see Note 31 Depreciation, Amortization and Impairment, letter b) Impairment.

g) As of December 31, 2014 and 2015, the Bank and its subsidiaries have no restrictions on intangible assets. In addition, no intangible assets have been given in guarantee for compliance of any obligations. There are also no amounts owed by the Bank on intangible assets as of the aforementioned dates.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 14 - PROPERTY, PLANT AND EQUIPMENT

a)	Property, plant and equipment for the periods ended December 31, 2014 and 2015 is as follows:

	As of December 31, 2014
Item	Useful life years	Remaining amortization years	Gross balance	Accumulated depreciation	Net Balance
			MCh$	MCh$	MCh$

Land and buildings	21	17	83,239	(15,844)	67,395
Equipment	5	3	41,560	(27,080)	14,480
Other	10	5	24,427	(13,660)	10,767
- Furnitures			18,372	(11,278)	7,094
- Leasing assets			1,542	(354)	1,188
- Others			4,513	(2,028)	2,485

Total			149,226	(56,584)	92,642

	As of December 31, 2015
Item	Useful life years	Remaining amortization years	Gross balance	Accumulated depreciation	Net Balance
			MCh$	MCh$	MCh$

Land and buildings	21	16	76,448	(13,960)	62,488
Equipment	5	3	42,205	(23,749)	18,456
Other	10	5	22,646	(11,960)	10,686
- Furnitures			18,436	(10,921)	7,515
- Leasing assets			1,542	(708)	834
- Others			2,668	(331)	2,337

Total			141,299	(49,669)	91,630

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

b)	The movement of property, plant and equipment for the periods ended December 31, 2014 and 2015:

	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2014	86,452	38,018	22,854	147,324
Purchases	3,374	7,729	3,052	14,155
Retirements	(2,035)	(958)	(271)	(3,264)
Impairment (*)	—	(1,308)	—	(1,308)
Other	(4,552)	(1,921)	(1,208)	(7,681)

Balances as of December 31, 2014	83,239	41,560	24,427	149,226

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015	83,239	41,560	24,427	149,226
Purchases	7,451	9,601	2,825	19,877
Retirements	(4,346)	(1,970)	(592)	(6,908)
Impairment (*)	—	(332)	—	(332)
Exchange differences	(9,895)	(6,911)	(1,200)	(18,006)
Other	(1)	257	(2,814)	(2,558)

Balances as of December 31, 2015	76,448	42,205	22,646	141,299

(*)	Impairment for technological obsolescence as a result of new regulations on ATMs (decree 222 dated October 30, 2013 from the Ministry of Internal Affairs and Public Safety of Chile), accounted for in accordance with IAS 36 Impairment of Assets.

c)	Movements of accumulated depreciation of property, plant and equipment as of December 31, 2015 and 2014, are detailed as follows:

			Land and buildings	Equipment	Other	Total
			MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2014			(12,046)	(26,497)	(10,539)	(49,082)
Depreciation	31 a	)	(5,775)	(4,138)	(3,914)	(13,827)
Sales and Retirements			873	1,078	(133)	1,818
Other			1,104	2,477	926	4,507

Balances as of December 31, 2014			(15,844)	(27,080)	(13,660)	(56,584)

			Land and buildings	Equipment	Other	Total
			MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015			(15,844)	(27,080)	(13,660)	(56,584)
Depreciation	31 a	)	(4,121)	(4,598)	(2,948)	(11,667)
Sales and Retirements			696	1,099	908	2,703
Other			5,309	6,830	3,740	15,879

Balances as of December 31, 2015			(13,960)	(23,749)	(11,960)	(49,669)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

d)	As of December 31, 2014 and 2015, the Bank holds operating lease contracts that cannot be unilaterally terminated. The future payment information is detailed as follows:

	Future Operating Lease Payments Land, Buildings and Equipment
	Up to 1 Year	From 1 to 5 Years	Over 5 Years	Total
	MCh$	MCh$	MCh$	MCh$

As of December 31, 2014	10,020	33,329	47,797	91,146
As of December 31, 2015	11,249	40,264	55,191	106,704

e)	As of December 31, 2014 and 2015, the Bank holds finance lease contracts that cannot be rescinded or unilaterally terminated. The future payment information is detailed as follows:

	Future Financial Leasing Payments Land, Buildings and Equipment
	Up to 1 Year	From 1 to 5 Years	Over 5 Years	Total
	MCh$	MCh$	MCh$	MCh$

As of December 31, 2014	600	4	—	604
As of December 31, 2015	4	—	—	4

f) As of December 31, 2014 and 2015, the Bank and its subsidiaries have no restrictions on property, plant and equipment. In addition, no property, plant and equipment have been given in guarantee for compliance of any obligations. There are also no amounts owed by the Bank on property, plant and equipment as of the aforementioned dates.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 15 - CURRENT TAXES

a)	Current income tax provision

At the end of each year the bank recognizes an Income Tax Provision, which is determined based on the currently enacted tax legislation. Current recoverable taxes recognized as of December 31, 2015 was MCh$4,447 (current recoverable taxes payable MCh$1,608 as of December 31, 2014). The income tax provision (net of recoverable taxes) is as follows:

	As of December 31, 2014
	Chile	New York	Colombia
	MCh$	MCh$	MCh$

Current tax assets	44,433	677	40,298
Current tax liabilities	(63,142)	(1,194)	(19,464)

Net total	(18,709)	(517)	20,834

Assets	20,834
Liabilities	(19,226)
Total	1,608

	As of December 31, 2015
	Chile	New York	Colombia
	MCh$	MCh$	MCh$

Current tax assets	53,303	2,467	55,382
Current tax liabilities	(95,042)	(3,185)	(8,478)

Net total	(41,739)	(718)	46,904

Assets	46,904
Liabilities	(42,457)
Total	4,447

Effect of current taxes by geographic area:

	As of December 31, 2014
	Chile	New York	Colombia
	MCh$	MCh$	MCh$
Income tax	63,142	1,194	19,464

Less:
Monthly Provisional Payment	(39,069)	(677)	(40,298)
Tax Credit for Training Costs	(760)	—
Tax Credit for Donations	(1,261)	—
Tax Credit for Property Taxes on leased real estate assets	(1,307)	—
Other taxes to be recovered (1)	(2,036)	—

Total	18,709	517	(20,834)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	As of December 31, 2015
	Chile	New York	Colombia
	MCh$	MCh$	MCh$
Income tax	95,042	3,185	8,478

Less:
Monthly Provisional Payment	(50,269)	(2,467)	(55,382)
Tax Credit for Training Costs	(641)	—
Tax Credit for Donations	(1,603)	—
Tax Credit for Property Taxes on leased real estate assets	0	—
Other taxes to be recovered (1)	(790)	—

Total	41,739	718	(46,904)

b)	Effect on income

The tax expense for the years ended December 31, 2013, 2014 and 2015 is comprised of the following items:

	As of December 31,
	2013	2014	2015
	MCh$	MCh$	MCh$
Income Tax Expense
Current tax expense	(82,327)	(83,800)	(106,705)
Deferred taxes
Deferred tax expenses / (benefit)	18,940	1,190	5,291

Subtotal	(63,387)	(82,610)	(101,414)
Others	(1,104)	(243)	4,737

Net expense for income taxes	(64,491)	(82,853)	(96,677)

c)	Effective tax rate reconciliation

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2015 and 2014.

The nominal tax rates of the countries where consolidated subsidiaries are located are:

Country	2013	2014	2015
	Rate	Rate	Rate

Chile	20.0%	21.0%	22.5%
Colombia	34.0%	34.0%	39.0%
United States	34.0%	34.0%	34.0%

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	As of December 31,
	2013		2014		2015
	Tax Rate	Amount	Tax Rate	Amount	Tax Rate	Amount
	%	MCh$	%	MCh$	%	MCh$

Calculation of Statutory Rate	20.0	46,348	21.0	72,397	22.5	75,369
Permanent and other differences (*)	4.4	10,798	2.6	11,727	10.2	34,338
Effect of rate change Chile (1)	0.0	—	(0.1)	(369)	(2.8)	(9,373)
Effect of rate change Colombia (2)	0.0	(82)	0.3	890	0.0	(135)
Intangible assets business combination	(3.7)	(8,531)	(5.4)	(18,496)	(6.2)	(20,759)
Effect of rates New York subsidiary (**)	0.6	1,421	0.2	704	0.2	790
Effect of rates Colombia (**)	6.2	14,537	4.6	16,000	4.9	16,447

	27.5	64,491	23.2	82,853	28.8	96,677

(*)	This line contains permanent differences.
(**)	This line reflects the differences in tax rates in other jurisdictions, based on the Bank’s consolidated results.
(1)	In September 2014, Law 20,780 was published in the Official Gazette. The law modifies the income tax system in order to increase revenue collection to finance education reform, make taxation more equitable and improve the current tax system.

One of the most important changes introduced by the tax reform is the creation of two separate taxation systems in the Income Tax Law: the “attributed income” system and the “semi-integrated” system. This law also called for a gradual increase in the corporate income tax rate from 20% in 2013 to:

Years	2014	2015	2016	2017	2018
Rates	21%	22.5%	24%	25.5%	27%

Beginning in 2017, the applicable tax rate will depend on the tax system chosen. Taxpayers choosing the “Attributed Income” system will have a final rate of 25% while those choosing the “Semi-Integrated” system will have a transitory rate of 25.5% in 2017 and a final rate of 27% in 2018 and beyond.

The impact of this rate change on deferred taxes resulted in a credit to profit for the period of MCh$9.373 (MCh$369 in 2014).

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

The impact of this rate change on deferred taxes resulted in a charge to profit for the period of MCh$135 (credit of MCh$890 in 2014 for the effect of the tax reform in Law 1,739 on December 23, 2014).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

d)	Other comprehensive income – tax effects

The table below sets for a summary of the deferred tax effect on other comprehensive income for the periods ended December 31, 2014 and 2015, which consists of the following items:

i) Tax effect of “OCI” that may be reclassified to profit in subsequent periods:

	As of December 31,
	2013	2014	2015
	MCh$	MCh$	MCh$

Financial assets available-for sale	(911)	2,310	10,904
Hedge of a net investment in New York Branch	568	1,371	2,758
Cash flow hedge	842	(1,090)	1,104

Total charge to other comprehensive income	499	2,591	14,766

ii) “OCI” that will not be reclassified subsequently to profit or loss:

	As of December 31,
	2013	2014	2015
	MCh$	MCh$	MCh$

Remeasurement of defined benefit obligation	3,300	1,442	90
Income tax relating to defined benefit obligation	(1,122)	(562)	(35)

Total charge to other comprehensive income	2,178	880	55

e)	Effect of deferred taxes

Effect of deferred taxes by geographic area:

	As of December 31, 2015
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$

Deferred tax assets	51,977	8,671	53,330	113,978
Deferred tax liabilities	(53,763)	—	(91,977)	(145,740)

Net by geographic area	(1,786)	8,671	(38,647)	(31,762)

Net total	MCh$
Assets	8,671
Liabilities	(40,433)

Below are the effects of deferred taxes on assets and liabilities assigned as a result of temporary differences (by geographic area):

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	As of December 31, 2014
	Chile	New York	Colombia
	MCh$	MCh$	MCh$

Loan Provisions	24,597	2,123	18,489
Accrued interest and indexation past due portfolio	4,038	—	—
Unaccrued price difference	78	—	—
Personnel provisions	266	—	6,924
Miscellaneous provisions	8,880	453	5,003
Subsidiary tax loss	6,205	—	—
Net tax value of amortizable assets	2,234	—	8,629
Depreciation of property, plant and equipment	(1,752)	(57)	(4,656)
Lease division and others	(2,867)	—	—
Market value of financial instruments	(23,723)	—	(33,542)
Intangible assets Corpbanca Colombia	(65,373)	—	(42,969)
Intangible assets mercantile credit CorpBanca Colombia	—	—	24,150
Other	(1,367)	183	(9,837)

Total asset (liability), net	(48,784)	2,702	(27,809)

Assets	2,702
Liabilities	(76,593)

	As of December 31, 2015
	Chile	New York	Colombia
	MCh$	MCh$	MCh$

Loan Provisions	25,665	5,122	23,711
Accrued interest and indexation past due portfolio	5,421	—	—
Unaccrued price difference	86	—	—
Personnel provisions	390	—	6,140
Miscellaneous provisions	15,034	638	7,795
Subsidiary tax loss	7,304	—	—
Net tax value of amortizable assets	1,667	—	11,754
Depreciation of property, plant and equipment	(689)	(254)	(8,665)
Lease division and others	20,285	—	—
Market value of financial instruments	(13,252)	—	(45,595)
Intangible assets Corpbanca Colombia	(55,558)	—	(35,621)
Intangible assets mercantile credit CorpBanca Colombia	—	—	885
Other	(5,930)	2,742	(837)

Total asset (liability), net	423	8,248	(40,433)

Assets	8,671
Liabilities	(40,433)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 16 - OTHER ASSETS

a) The detail of other assets is as follows:

	2014	2015
	MCh$	MCh$

Rentals in advance (1)	18,157	16,805
Accounts and Notes receivable	118,959	94,649
Prepaid expenses	34,397	37,002
Projects under development (2)	32,899	32,797
Assets for Leasing (3)	57,022	52,388
Assets received in lieu of payment (4)	5,255	2,024
Margin accounts	115,949	171,626
Other	32,629	31,032

Total	415,267	438,323

(1)	Rent paid in advance to SMU by the places to install ATMs (See Note 33 Related Party Transactions, letter b))
(2)	Information system and other projects under development.
(3)	Fixed assets available for delivery under the financial leases. Within this item, are included items recovered from leasing kept for sale, corresponding to computers, furniture, and transportation equipment. These assets are available for sale and have high probability of being sold. For most of such assets, the Bank expects to complete the sale within one year from the date when the assets are classified as available for sale and/or lease assets recovered held for sale.
(4)	The provisions for assets received in lieu of payment are recorded as a provision for the difference between initial value and any additions or currency restatement and its realizable value, where the former is greater.

b) The change due to received assets in lieu of payment during 2014 and 2015 is as follows:

	2014	2015
	MCh$	MCh$

Balance as of January 1	4,347	5,255
Receipts	3,550	2,171
Sales	(2,691)	(5,402)
Provision	49	—

Balance as of December 31	5,255	2,024

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 17 - CURRENT ACCOUNTS, DEMAND DEPOSITS, TIME DEPOSITS AND SAVING ACCOUNTS

a) As of December 31, 2014 and 2015 “Current accounts and demand deposits” consist of the following:

	2014	2015
	MCh$	MCh$

Current Accounts	1,671,220	1,833,746
Other deposits and demand accounts	2,067,625	2,391,431
Advance payments received from customers	86,029	171,707
Other demand liabilities	130,074	34,735

Total	3,954,948	4,431,619

b) As of December 31, 2014 and 2015 “Time deposits and saving accounts” consist of the following:

	2014	2015
	MCh$	MCh$

Time deposits	7,950,992	8,463,703
Term Savings Accounts	31,556	31,573
Other term creditors	94,418	327

Total	8,076,966	8,495,603

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 18 - BORROWINGS FROM FINANCIAL INSTITUTIONS

As of December 31, 2014 and 2015, borrowings from financial institutions include the following:

	2014	2015
	MCh$	MCh$

Loans obtained from the Chilean Central Bank	—	—

Subtotal	—	—

Loans obtained from local financial institutions	—	536

Subtotal	—	536

Loans obtained from foreign financial institutions
Apple Bank for saving	9,026	14,147
Bancaribe Curaçao Bank	—	14,217
Banco Aliado S.A., Panamá	6,060	3,552
Banco Bogota - Colombia	6,058	—
Banco Crédito del Peru	21,201	17,775
Banco Estado (New York)	30,470	14,234
Banco Latinoamericano de Comercio Exterior SA	5,445	58,861
Banco de Comercio Exterior de Colombia - Bancoldex	41,209	28,885
Bancolombia	8,512	—
Banco República, Uruguay	393	11,348
Bank of America, N.A.	60,779	115,915
Bank of Montreal Toronto	84,693	36,894
Bank of New York	29,484	38,904
Bank of Nova Scotia	33,239	10,414
Bank of Taiwan	21,938	11,389
Bank Tokio-Mitsubishi	30,086	—
Banque Nationale Du Canada	30,086	24,757
BNP Paribas	30,086	24,757
Citibank N.A.	137,745	118,225
Commerzbank A.G.	120,861	97,659
Corporacion Andina de Fomento	30,333	35,340
Corporacion Financieera de Desarrollo S.A.	—	42,746
Credicorp Capital S.A.	—	60,734
Finagro - Colombia	10,044	7,379
Findeter S.A.-Financiera del Desarrollo Territorial	69,322	66,133
Global Bank Corporation	6,055	—
HSBC England	27,078	28,294
HSBC USA	30,086	28,294
Kookmin Bank of New York	—	17,808
Mercantil Commercebank	23,965	39,127
Mizuho Bank	30,086	24,757
OCBC Bank	24,069	—
Royal Bank of Scotland	27,078	—
Standard Chartered Bank	107,236	55,345
Sumitomo Mitsui Banking Corporation	84,907	128,792
Taiwan Cooperative Bank	—	21,480
Wells Fargo Bank, N.A.	146,362	180,493
Banco de la producción S.A.	20,611	22,502
Other banks	87,320	126,892

Subtotal	1,431,923	1,528,049

Total	1,431,923	1,528,585

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

The detail of borrowings from financial institutions by maturity is as follows:

	2014	2015
	MCh$	MCh$

Due within 1 year	934,076	1,131,837
Due within 1 year but within 2 years	384,363	269,271
Due within 2 years but within 3 years	26,961	55,152
Due within 3 years but within 4 years	17,263	7,963
Due within 4 years but within 5 years	11,073	5,309
Due after 5 years	58,187	59,053

	1,431,923	1,528,585

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 19 - DEBT ISSUED AND OTHER FINANCIAL OBLIGATIONS

a)	As of December 31, 2014 and 2015 the composition of these items is as follows:

	2014	2015
	MCh$	MCh$
I. Debt issued
Letters of credit	98,444	79,761
Bonds	2,078,358	2,215,515
Subordinated bonds	902,248	932,278

Subtotal	3,079,050	3,227,554

II. Other financial obligations
Public Sector liabilities	5,378	3,629
Borrowings from domestic financial institutions	8,673	9,236
Foreign Borrowings	1,371	1,610

Subtotal	15,422	14,475

Total	3,094,472	3,242,029

b)	Debt classified as short term includes demand obligations or obligations that will mature in less than one year. All other debt is classified as long term, and is detailed as follows:

	As of December 31, 2014
	Long Term	Short Term	Total
	MCh$	MCh$	MCh$

Letters of credit	81,330	17,114	98,444
Bonds	1,858,576	219,782	2,078,358
Subordinated bonds	902,248	—	902,248

I. Debt issued	2,842,154	236,896	3,079,050

II. Other financial obligations	5,161	10,261	15,422

	As of December 31, 2015
	Long Term	Short Term	Total
	MCh$	MCh$	MCh$

Letters of credit	67,334	12,427	79,761
Bonds	1,876,960	338,555	2,215,515
Subordinated bonds	904,991	27,287	932,278

I. Debt issued	2,849,285	378,269	3,227,554

II. Other financial obligations	3,534	10,941	14,475

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

c)	The detail of letter of credit by maturity is as follows:

	2014	2015
	MCh$	MCh$

Due within 1 year	17,114	12,427
Due after 1 year but within 2 years	10,100	10,188
Due after 2 years but within 3 years	10,776	8,620
Due after 3 years but within 4 years	9,133	7,806
Due after 4 years but within 5 years	8,302	7,094
Due after 5 years	43,019	33,626

Total	98,444	79,761

d)	The detail of bonds issued is as follows:

	Expiration			2014	2015
	Date	Interest rate	Currency	MCh$	MCh$

Financial Bonds DTF	09-02-2014	6.08%	US	2,898	—
Bonds-Q0110	09-01-2015	3.60%	UF	119,998	—
Bonds-AD0710	01-07-2015	3.00%	UF	50,209	—
Bonds-O0110	09-07-2015	6.30%		$23,103	—
Financial Bonds Fixed Rate - issued CorpBanca Colombia	09-02-2016	11.31%	US	—	324
BCOR-J0606	01-06-2016	4.00%	UF	14,547	5,073
BCORAE0710	01-07-2016	3.00%	UF	250,420	260,280
BCOR-L0707	01-07-2017	3.40%	UF	99,961	103,978
BCORAF0710	01-07-2017	3.00%	UF	153,013	159,717
BCORUSDD0118	15-01-2018	3.125%	US	439,350	519,206
BCORAG0710	01-07-2018	3.00%	UF	74,969	78,622
Financial Bonds UVR - issued CorpBanca Colombia	03-08-2018	6.36%	US	13,456	12,779
Financial Bonds IPC - issued CorpBanca Colombia	10-12-2019	6.18%	US	116,722	83,393
BCORBW 914	09-01-2020	5.40%		$—	45,044
Bonds-AI0710	01-07-2020	3.00%	UF	118,391	185,392
Bonds-R0110	09-07-2020	4.00%	UF	126,487	132,996
Bonds-P0110	09-07-2020	7.30%		$23,875	23,830
BCORUSD0919	07-09-2020	3.88%	US	450,959	530,943
BCORA-J0710	07-01-2021	3.00%	UF	—	73,938

Total				2,078,358	2,215,515

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

e)	The detail of bonds issued by maturity is as follows:

	2014	2015
	MCh$	MCh$

Due within 1 year	219,782	338,555
Due after 1 year but within 2 years	282,611	332,268
Due after 2 years but within 3 years	282,109	629,466
Due after 3 years but within 4 years	552,030	492,196
Due after 4 years but within 5 years	472,092	360,248
Due after 5 years	269,734	62,782

Total	2,078,358	2,215,515

f)	The detail of subordinated bonds is as follows:

	Expiration			2014	2015
	Date	Interest rate	Currency	MCh$	MCh$
Serie A - issued Corpbanca Colombia	30-03-2017	10.84%	COP	1,234	1,103
Serie B - issued CorpBanca Colombia.	30-03-2017	IPC+6,35	COP	8,459	7,723
Serie B - issued CorpBanca Colombia.	30-03-2017	IPC+4,45	COP	36,250	32,688
Serie A - issued Corpbanca Colombia	30-03-2019	10.79%	COP	548	490
Serie B - issued CorpBanca Colombia.	30-03-2019	IPC+4,45	COP	25,813	23,570
Serie UCOR-Y1197	01-11-2022	6.50%	UF	7,847	7,397
Serie UCOR-Z1197	01-11-2022	6.50%	UF	18,259	17,216
Serie AS10 - issued CorpBanca Colombia.	07-02-2023	IPC+3,89	COP	26,629	23,926
Serie B - issued CorpBanca Colombia.	18-03-2024	Libor 6m + 4%	USD	104,318	122,928
Serie AS15- issued CorpBanca Colombia.	07-02-2028	IPC+4	COP	37,389	33,594
Serie UCORBF0710	01-07-2032	4.00%	UF	12,098	12,610
Serie UCOR-V0808	01-08-2033	4.60%	UF	131,270	136,694
Serie UCOR BI0710	01-07-2035	4.00%	UF	29,372	30,550
Serie UCOR AA-0809	09-08-2035	4.90%	UF	120,261	125,056
Serie UCORBJ0710	01-07-2036	4.00%	UF	130,053	135,589
Serie UCOR BL0710	01-07-2038	4.00%	UF	102,059	106,170
Serie UCOR BN0710	01-07-2040	4.00%	UF	75,078	78,183
Serie UCORBP0710	01-07-2042	4.00%	UF	35,311	36,791

Total				902,248	932,278

g)	The detail of subordinated bonds by maturity is as follows:

	2014	2015
	MCh$	MCh$

Due within 1 year	—	27,287
Due after 1 year but within 2 years	—	51,148
Due after 2 years but within 3 years	45,943	18,460
Due after 3 years but within 4 years	—	42,521
Due after 4 years but within 5 years	26,361	18,460
Due after 5 years	829,944	774,402

Total	902,248	932,278

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

h)	The detail of other financial obligations by maturity is as follows:

	2014	2015
	MCh$	MCh$

Due within 1 year	1,588	1,705
Due after 1 year but within 2 years	—	113
Due after 2 years but within 3 years	268	613
Due after 3 years but within 4 years	709	301
Due after 4 years but within 5 years	—	648
Due after 5 years	4,184	1,859

Total long term obligations	6,749	5,239

The detail of other short term financial obligations is as follows:

Amounts due to credit card operators	8,673	9,236

Total short term financial obligations:	8,673	9,236

Total other financial obligations	15,422	14,475

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 20 - PROVISIONS

As of December 31, 2014 and 2015 the Bank has recorded the following provisions and changes in its provisions:

a.	Other Provisions

The provisions as of December 31, 2014 and 2015 are as follows:

	2014	2015
	MCh$	MCh$

(i) Provisions for employee benefits and salaries	85,965	80,803
(ii) Accrual for mandatory dividends	113,130	100,886
(iii) Allowances for contingencies	1,194	1,018

Total	200,289	182,707

(i)	Employee benefits and staff salaries

This item includes the following provisions related to: i) provisions for staff benefits and payroll, ii) provisions for compensation for years of service indemnities, iii) provisions for other employee benefits and iv) provisions for vacations.

(ii)	Mandatory Dividends

Corresponds to the minimum dividends to be paid.

(iii)	Contingencies

Includes estimates for probable losses.

b.	The provision balance changes during 2014 and 2015, were as follows:

	As of December 31, 2014
	(i) Employee benefits and staff salaries	(ii) Mandatory Dividends	(iii) Contingencies	Total
	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2014	80,801	77,547	6,584	164,932
Established provision	24,044	113,130	—	137,174
Provisions released	(18,341)	(77,547)	(2,749)	(98,637)
Other changes	(539)	—	(2,641)	(3,180)

Balance as of December 31, 2014	85,965	113,130	1,194	200,289

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	As of December 31, 2015
	(i) Employee benefits and staff salaries	(ii) Mandatory Dividends	(iii) Contingencies	Total
	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2015	85,965	113,130	1,194	200,289
Established provision	52,127	100,886	—	153,013
Provisions released	(53,341)	(113,130)	(934)	(167,405)
Other changes	(3,948)	—	758	(3,190)

Balance as of December 31, 2015	80,803	100,886	1,018	182,707

Accounting effects:

(i)	Employee benefits and staff salaries are recorded in “Personnel salaries expenses.”
(ii)	Mandatory dividends are recorded in the Equity Statement, against “Accrual for mandatory dividends”.
(iii)	The contingency provisions/(releases) are included in Other Operating (Expenses)/Income, depending on whether they are debit or a credit. The provisión balance changes during 2014 and 2015, shown below:

	Note	2014	2015
		MCh$	MCh$

Balance as of January 1,		6,584	1,194
Established provision	32 b)	—	—
Provisions released	32 a)	(2,749)	(934)
Other		(2,641)	758

Balance as of December 31,		1,194	1,018

c.	Provisions employee benefits and staff salaries

	2014	2015
	MCh$	MCh$

Long-term employee benefits	7,167	7,021
Pension Plan	37,900	32,030
Severance	361	342
Retirement benefit plan	—	322

Provision for employee benefits	45,428	39,715
Provision for other employee benefits (1)	32,897	34,027
Provision for vacations (1)	7,640	7,061

Total	85,965	80,803

(1)	Short-term personnel benefits

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

i) Long-term employee benefits

The Bank’s employees are entitled to receive years of service awards starting with the 5th year employment anniversary and each five years thereafter. This award is paid in the month when the employee celebrates his/her corresponding employment anniversary.

1.-Assumptions used

The main assumptions used in the valuation are presented in the following tables:

Summary of economic assumptions

	2014	2015
	%	%
Discount rate(s)	6.50	6.75
Expected rate(s) of salary increase	5.50	5.50

Summary of key demographic hypotheses

Retirement Age	55 years (men) and 50 years (women), both with 20 years of service or 30 years of service with no age requirement.
Mortality	RV-08 mortality table “Annuitants Valid” Colombian market.

2.-Methodology

Cost Method

To determine the cost of benefits, the method of the projected unit credit was used (to be described, as well as treatment costs).

Method applied to assets

The plan does not have its own assets.

Others

For fiscal year 2015, it is assumed that the nominal discount rate increases from 6.50% to 6.75% annual.

The movements in the present value of the defined benefit obligation and the amounts recognized in the statement of income in respect of this award are determined using the projected unit credit method and consisted of the following:

Changes in provision

	2014	2015
	MCh$	MCh$

Present value of the liability at the beginning of fiscal year	3,349	7,167
Cost of net profit	1,253	1,568
Payments	(395)	(667)
Increase in provision	3,819	—
Others	(859)	(1,047)

Total	7,167	7,021

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

Cost of net profit

	2014	2015
	MCh$	MCh$

Current service cost	858	811
Interest expense on obligation	395	757

	1,253	1,568

ii) Pension plan

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

1.-Assumptions used:

The principal assumptions used in the valuation are presented in the following tables:

Summary of economic hypotheses

	2014	2015
	%	%

Discount rate(s)	6.75	6.75
Expected rate(s) of salary increase	5.50	5.50
Inflation rate	3.00	3.00

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

Method applied to assets

The plan does not have its own assets

Others

Amounts respect of these defined benefit plans were as follows:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

Changes in provision

	2014	2015
	MCh$	MCh$

Present value of the liability at the beginning of fiscal year	43,815	37,900
Interest expense on obligation	2,602	2,170
Payments	(3,847)	(3,875)
Actuarial gain	(1,403)	(183)
Others	(3,267)	(3,982)

Total	37,900	32,030

iii) Severance

The benefit is equivalent to one month’s salary, adjusted for the application of severance factor (defined as the sum of 12 basic salaries plus additional payments does not constitute salary) per year of service and corresponding fraction.

1.- Assumptions used

The main assumptions used in the valuation are presented in the following tables:

Summary of economic hypotheses

Severance
	2014	2015
	%	%

Discount rate(s)	6.25	6.75
Expected rate(s) of salary increase	5.50	5.50
Inflation rate	3.00	3.00

2.- Methodology

Cost Method

To determine the cost of benefits, the method of the projected unit credit (PUC) was used.

Method applied to assets

The plan does not have its own assets.

Others

Amounts recognized respect of these defined benefit plans were as follows:

Changes in provision

	2014	2015
	MCh$	MCh$
Opening defined benefit obligation	—	361
Opening defined obligation (June, 2014)	529	—
Current service cost	25	30
Interest expense on obligations	23	20
Actuarial (gains)/losses	(39)	90
Benefits paid	(139)	(122)
Other - exchange rate differences	(38)	(37)

Closing defined benefit obligation	361	342

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

iv) Retirement benefit plan

This plan corresponds to the payment of a fixed amount in pesos at the time of retirement of the employee.

1.- Assumptions used

The main assumptions used in the valuation are presented in the following tables:

Summary of economic hypotheses

	2014	2015
	%	%

Discount rate(s)	—	7.00
Rate increase in profit	—	5.50
Inflation rate	—	3.00

2.- Methodology

Cost Method

To determine the cost of benefits, the method of the projected unit credit (PUC) was used.

Method applied to assets

The plan does not have its own assets.

Others

Amounts recognized respect of these defined benefit plans were as follows:

Changes in provision

	2014	2015
	MCh$	MCh$
Opening defined benefit obligation	—	284
Current service cost	—	24
Interest expense on obligations	—	19
Actuarial (gains)/losses	—	3
Benefits paid	—	(8)
Other - exchange rate differences	—	—

Closing defined benefit obligation	—	322

vi) Summary effects in Other Comprehensive Income (OCI)

	2014	2015
	%	%

Pension Plan	1,403	183
Severance	39	(90)
Retirement benefit plan	—	(3)

Total gain (loss)	1,442	90

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

v) Actuarial Valuation Nature

Future actuarial calculations may differ with respect to the calculations presented, due to the following factors:

•	The experience of the plans differ from those anticipated by economic and demographic hypotheses selected.

•	Changes in economic and demographic assumptions.

•	Increases or decreases expected as a natural part of the operation of the methodology for these calculations (example, the end of the amortization period or additional costs based on the funding status of the plan).

•	Changes in the characteristics of the plan or applicable law, and with respect thereto, there are no significant events affecting the results presented since the last valuation.

vi) Expected future payments

2014	Long-term employee benefits	Pension Plan	Severance	Retirement benefit plan
	MCh$	MCh$	MCh$	MCh$
Fiscal year 2015	674	3,959	13	—
Fiscal year 2016	857	3,802	21	—
Fiscal year 2017	939	3,629	18	—
Fiscal year 2018	983	3,417	19	—
Fiscal year 2019	709	3,221	44	—
Fiscal year 2020-2024 (combined)	4,916	13,591	331	—

2015	Long-term employee benefits	Pension Plan	Severance	Retirement benefit plan
	MCh$	MCh$	MCh$	MCh$
Fiscal year 2016	780	3,465	28	18
Fiscal year 2017	900	3,316	18	12
Fiscal year 2018	948	3,123	18	10
Fiscal year 2019	759	2,948	33	11
Fiscal year 2020	902	2,772	50	21
Fiscal year 2021-2025 (combined)	5,005	11,942	313	195

The average duration of the obligation for these plans is: 13.2 years (long term employee benefits); 14.9 years (Pension Plans); 6.2 years (Severance) and 12.9 years (Retirement benefit plan)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 21 - OTHER LIABILITIES

As of December 31, 2014 and 2015 other liabilities are as follows:

	2014	2015
	MCh$	MCh$

Margin accounts (1)	204	35,388
Accounts and notes payable (2)	160,050	134,695
Dividends payable	266	259
Unearned income	6,993	7,878
Various creditors	15,544	23,368
Provision for commissions and consulting fees	914	1,753
Other liabilities	26,745	6,098

Total	210,716	209,439

(1)	Guarantees from financial operations
(2)	Group obligations for business operations, such as withholding taxes, social security contributions, balances due on purchases of materials, balances due on obligations for leasing contracts for acquisition of fixed assets and other.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 22 - CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES

a)	Off-balance commitments and responsibilities:

The Bank, its subsidiaries and its New York branch maintain off-balance sheet accounts as follows:

	2014	2015
	MCh$	MCh$
CONTINGENT LOANS	3,191,435	3,285,411

Collaterals and Guarantees	182,894	171,902
Collaterals and Guarantees in Chilean currency	—	—
Collaterals and Guarantees in foreign currency	182,894	171,902
Confirmed foreign letters of credit	329	1,633
Letters of credit	58,695	29,926
Bank Guarantees	826,235	862,193
Interbank letters of guarantee	—	—
Cleared lines of credit	1,592,026	1,593,174
Other credit commitments	531,256	626,583
Other contingent loans	—	—

THIRD PARTY OPERATIONS	1,714,376	1,783,233

Collections	10,811	25,042
Foreign Collections	5,184	5,276
Domestic Collections	5,627	19,766
Placement or sale of financial securities	—	—
Placement of public securities issues	—	—
Sale of bank transaction letters of credit	—	—
Other security sales	—	—
Transferred financial assets administered by the bank	370,791	505,928
Assets assigned to Insurance Companies	35,469	32,943
Securitized assets	—	—
Other assets assigned to third parties	335,322	472,985
Third party funds under management	1,332,774	1,252,263
Financial assets under management on behalf of third parties	1,332,774	1,252,263
Other assets under management on behalf of third parties	—	—
Financial assets acquired in own name	—	—
Other assets acquired in own name	—	—

SECURITIES CUSTODY	493,698	514,228

Securities in custody held by the bank	118,321	148,759
Securities in custody deposited in another entity	284,594	270,589
Bank-issued Securities	90,783	94,880
Term deposit notes	90,783	94,880
Saleable letters of credit	—	—
Other documents	—	—

COMMITMENTS	—	—

Underwriting transaction guarantees	—	—
Asset acquisition commitments	—	—

Total	5,399,509	5,582,872

The information above only includes the most significant balances.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

b)	Pending litigation

b.1) CorpBanca

As of the date of issuance of these financial statements, there are lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Division, present no risk of significant loss. Nevertheless, as of December 31, 2015, it has not recorded provisions (MCh$207 as of December 31, 2014) in compliance with IAS 37 (included in “Allowances for contingencies”, Note 20 Provisions, letter a)).

Pending litigation	2014	2015
	MCh$	MCh$
Balance as of January 1,	239	207
Established provision	—	—
Provisions released	(32)	(207)

Balance as of December 31,	207	—

b.2) CorpBanca Corredores de Bolsa S.A.

According to the Bank’s Legal Services Division, as of December 31, 2014 and 2015, this company does not have any pending lawsuits that represent a risk of significant loss for the Bank. However, the company has initiated and/or is party to the following lawsuits and/or collections proceedings that could result in a loss for the Bank:

As of December 31, 2015, the subsidiary had MCh$201 (MCh$212 as of December 31, 2014) in doubtful accounts related to customer management. In the opinion of the Bank’s general counsel, not recovering the amounts owed could result in a loss for the Bank. Therefore, the subsidiary has recorded a provision of MCh$195 (MCh$212 as of December 31, 2014) in its financial statements (recorded within “Other assets”).

Before the 5th Criminal Court of Santiago, in fraud case No. 149913-7, as part of a criminal suit filed by Banco del Estado de Chile, to which CorpBanca Corredores de Bolsa S.A. is not party, the court seized (in the Company’s opinion, improperly) Time Deposit No. 00243145 for MCh$43 (historical pesos) that Concepción S.A. Corredores de Bolsa, now CorpBanca Corredores de Bolsa S.A., had acquired from its initial beneficiary, because it was considered corpus delicti. This time deposit is fully provisioned in the Company’s financial statements and is presented net of the provision in notes and accounts receivable (recorded within “Other assets”).

b.3) CorpBanca Administradora General de Fondos

On August 21, 2013, Jose Hernan Romero Salinas, sued to Corpbanca Administradora General de Fondos SA for absolute nullity of various subscription contracts Mutual Fund contributions made by him, plus restitution of the value thereof, loss of earnings, moral damages and costs, totaling MCh$662.-

Such judgment “Romero Salinas with Corpbanca Administradora General de Fondos SA”, was presented in the 9th Civil Court of Santiago, with Rol No. 9302-2013.

Regarding the conduct of the trial we note the following milestones:

By judicial sentence dated December 1, 2014, the 9th Civil Court of Santiago, partially upheld the complaint filed by Mr. Romero.

On January 6, 2015, the Society appealed cassation and appeals with respect to such failure.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

On April 28, 2015, the Third Chamber of the Court of Appeals of Santiago accepted the appeal and overturned the lower court ruling, rejecting the demand in all its parts, with costs.

Regarding the decision dated April 28, 2015, the complainant Mr. Romero appealed cassation on the merits, which was granted on 4 June 2015. However, the complainant filed an incident for clarification, correction or amendment, which he was rejected, and not having allocated funds for the preparation of the respective attest copies, as provided by Articles 197 and 776 of the Code of Civil Procedure, the Court of Appeals of Santiago declared void his appeal in the background, with dated June 25, 2015.

On September 10, 2015, counsel for the Administrator argued before the First Chamber of the Hon. Supreme Court, requesting its dismissal, taking account of their inadmissibility. On the same date, accepting our request, the ministers of the Hon. Supreme Court unanimously rejected, with costs, the appeal made reference (Role 10226-2015).

Finally, on September 15, 2015 the day, the 9th Civil Court of Santiago ordered be it done in the judgment of the Court of Appeals of Santiago, on April 18, 2015, which, as noted above, overturned the first instance ruling and “rejected” the demand in all its parts, with costs, which ended this trial. Obtaining a favorable outcome for Corpbanca widely Administradora General de Fondos, since it was ultimately rejected in its entirety the abovementioned demand.

b.4) Banco CorpBanca Colombia S.A.

As of the date of issuance of these financial statements, there are lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Division, present no risk of significant loss. Nevertheless, as of December 31, 2015, it has recorded provisions of MCh$2,088 (MCh$3,642 as of December 31, 2014) in compliance with IAS 37.

b.5) Other Companies Included in Consolidation

As of December, 2015 and 2014, the following companies do not have any pending lawsuits that represent a risk of significant loss for the Bank:

•	CorpBanca Asesorías Financieras S.A.

•	CorpBanca Corredores de Seguros S.A.

•	CorpLegal S.A.

•	CorpBanca New York Branch

•	SMU Corp S.A.

•	CorpBanca Investment Trust Colombia S.A.

•	CorpBanca Securities Inc.

•	Recaudaciones y Cobranzas S.A.

•	Helm Corredores de Seguros S.A.

•	Helm Comisionista de Bolsa S.A.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

c)	Contingent loans

The following table details the Bank’s contractual obligations:

	2014	2015
	MCh$	MCh$
Sureties and guarantees	182,894	171,902
Letters of credit	58,695	29,926
Confirmed foreign letters of credit	329	1,633
Performance bonds	826,235	862,193
Amounts available on lines of credit and credit cards	1,592,026	1,593,174
Guaranteed credit by the state for Higher Education Law No. 20,027	493,824	356,248
Other	37,432	270,335

Total	3,191,435	3,285,411

d)	Assets held in custody

The Bank holds the following assets under management:

	2014	2015
	MCh$	MCh$
Notes under collection	10,811	25,042
Financial assets transferred to and managed by the bank	370,791	505,928
Third party resources managed by the bank	1,332,774	1,252,263
Securities held in custody	493,698	514,228

Total	2,208,074	2,297,461

e)	Guarantees

e.1) CorpBanca and subsidiaries

Assets given as collateral

	2014	2015
	MCh$	MCh$

Securities	3,878	6,015
Deposits	10	12
Other	13,347	10,497

Total amount given as collateral	17,235	16,524

e.2) CorpBanca Corredores de Bolsa S.A.

•	Direct commitments - As of December 31, 2014 and 2015, the Company does not have any direct commitments.

•	Guarantees in Assets Established in Favor of Third-Party Obligations

With the exception of guarantees that must be established in the normal course of business for legal or regulatory purposes, as of December 31, 2014 and 2015, the Company does not have any guarantees involving Bank assets established in favor of third parties.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

•	Personal guarantees - As of December 31, 2014 and 2015 and, the Company has not granted any personal guarantees.

•	Operating guarantees - In compliance with articles 30 and 31 of Law No. 18,045 (Securities Market Law), the Company has established a guarantee of UF 4,000 maturing April 22, 2016, through Compañía de Seguros de Crédito Continental S.A., designating the Santiago Stock Exchange as the creditors’ representative.

On November 29, 2014, an employee fidelity insurance policy with MUS$10 in coverage was purchased from ORION SEGUROS GENERALES, expiring November 28, 2015.

On November 28, 2015, an employee fidelity insurance policy with MUS$10 in coverage was purchased from ORION SEGUROS GENERALES, expiring December 29, 2015.

On December 29, 2015, an employee fidelity insurance policy with MUS$10 in coverage was purchased from ORION SEGUROS GENERALES, expiring December 29, 2016.

This subsidiary maintains shares in the stock exchanges to guarantee simultaneous operations for MCh$10,497 (MCh$13,347 in December 2014).

The Bank has established guarantees for MUS$100, equivalent to MCh$71, and MUS$30, equivalent to MCh$21, (MUS$100, equivalent to MCh$61, and MUS$30, equivalent to MCh$18, in December 2014), to guarantee transactions with foreign traders Pershing and Corp FX, respectively. The latter is a Chilean company engaged primarily in purchasing and selling financial assets on its own or on behalf of third parties and, in general, carrying out any type of purchase and sale transaction, arbitrage and/or any transaction or operation involving any monetary and/or financial assets, expressly including derivative contracts (swaps, forwards, options and/or arbitrage) for any type of underlying asset, in addition to receiving guarantees for the contracts and operations mentioned above, and accepting any type of mandate for these transactions involving any type of asset over which these guarantees are established.

The Company has fixed income instruments and cash deposits in the Santiago Stock Exchange to guarantee transactions in the Securities Settlement and Clearing House that totaled MCh$6,015 and MCh$0, respectively (MCh$3,878 and MCh$795 in December 2014, respectively).

e. 3) CorpBanca Administradora General de Fondos

•	Direct commitments - As of December 31, 2014 and 2015, the Company does not have any direct commitments.

•	Guarantees Established in Favor of Third-Party Obligations

On December 29, 2015, CorpBanca Administradora General de Fondos SA signed the Global Policy Bank (Bankers Blanket Bond) with ORION SEGUROS GENERALES, in order to anticipate possible situations of officer infidelity, with maturity on December 29, 2016. The insured amount of the policy amounted to MMUS$5, for each and every individual event and loss of MMUS$10 in the annual aggregate.

On November 29, 2015, CorpBanca Administradora General de Fondos SA extended the maturity of the insurance policy that the Company has with ORION SEGUROS GENERALES, to anticipate possible situations of employee fidelity remaining maturity at December 29, 2015.

On November 29, 2014, Insurance Policy contracted with ORION SEGUROS GENERALES, which mature on November 28, 2015, in order to anticipate possible situations employee fidelity, with its upward coverage MMUS$5 each and each individual event and loss MMUS$10 in annual aggregate.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

On October 29, 2014, CorpBanca Administradora General de Fondos SA extended the maturity of the insurance policy that the Company has with ORION SEGUROS GENERALES, to anticipate possible situations of employee fidelity remaining maturity to November 29, 2014.

e.4) Other Companies Included in Consolidation

As of December 31, 2014 and 2015, the following companies have not granted any guarantees that must be disclosed in these financial statements:

•	CorpBanca Asesorías Financieras S.A.

•	CorpBanca Corredores de Seguros S.A.

•	CorpLegal S.A.

•	CorpBanca New York Branch

•	SMU CORP S.A.

•	Banco CorpBanca Colombia and Subsidiaries.

•	CorpBanca Securities Inc.

•	Recaudaciones y Cobranzas S.A.

•	Helm Corredores de Seguros S.A.

•	CorpBanca Investment Trust Colombia S.A.

•	Helm Comisionista de Bolsa S.A.

f) Other Liabilities

f.1) CorpBanca

•	The Bank is authorized to transfer to its customers any obligations for deferred customs duties arising from imports of leased assets. These transfers take place with prior authorization from the National Customs Service. As of December 31, 2015 and 2014, the Bank has not transferred any customs duties obligations to its customers.

As of December 31, 2015, lease agreements pending asset delivery amount to MCh$142,508 (MCh$90,122 in December 2014).

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

f.4) Other Companies Included in Consolidation

As of December 31, 2013 and 2014, the following companies have no other obligations that must be disclosed in these financial statements:

•	CorpBanca Corredores de Bolsa S.A.

•	CorpBanca Asesorías Financieras S.A.

•	CorpBanca Corredora de Seguros S.A.

•	CorpLegal S.A.

•	CorpBanca New York Branch

•	SMU CORP S.A.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

•	Banco CorpBanca Colombia and Subsidiaries.

•	CorpBanca Securities Inc.

•	CorpBanca Investment Trust Colombia S.A.

•	Helm Comisionista de Bolsa S.A.

g) Penalties

g.1) CorpBanca Corredores de Bolsa S.A.

CCLV Penalties as of December 31, 2015:

On December 3, 2015, the Company was fined 10 UF by the CCLV for annulling accepted transactions

On October 9, 2015, the Company was fined 50 UF by the CCLV for hedge of net seller positions during beyond the time limits.

On July 30, 2015, the Company was fined 12.58 UF by the CCLV for hedge of net seller positions during the beyond the time limits.

On July 29, 2015, the Company was sanctioned by the CCLV for hedge of net seller positions during beyond the time limits.

On May 6, 2015, the Company was sanctioned by the CCLV for hedge of net seller positions during beyond the time limits.

On April 24, 2015, the Company was sanctioned by the CCLV for hedge of net seller positions during beyond the time limits.

On February 17, 2015, the Company was fined 50 UF by the CCLV for hedge of net seller positions during beyond the time limits.

During the periods ended December 31, 2015 and 2014, its directors have not received penalties from any regulator.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 23 - EQUITY

a)	Movement in Shareholders’ equity accounts (attributable to equity holders of the Bank)

As of December 31, 2014 and 2015 the Bank’s issued shares are represented by the following detail, ordinary shares authorized, subscribed and paid, with no par value, detailed below:

	Ordinary Shares	Ordinary Shares
	2014	2015
	(number of shares)	(number of shares)

Issued as of January 1	340,358,194,234	340,358,194,234
Issuance of paid shares	—	—
Issuance of outstanding shares	—	—
Repurchase of Bank’s issued shares (treasury shares)	—	—
Sale of bank own issued shares	—	—

Total	340,358,194,234	340,358,194,234

Capital MCh$	781,559	781,559

i.	Purchases and Sales of Bank Shares

As of December 31, 2014 and 2015, there were no purchase or sale transactions by the Bank involving its own shares.

ii.	Subscribed and Paid Shares

2015

As of December 31, 2015, the Bank’s paid capital is represented by 340,358,194,234 subscribed and paid common shares with no par value.

2014

As of December 31, 2014, the Bank’s paid capital is represented by 340,358,194,234 subscribed and paid common shares with no par value.

iii. Profit Distribution

2015

•	Regarding 2014 profit, at the Ordinary General Shareholders’ Meeting held on March 12, 2015, shareholders agreed to distribute MCh$113,130 in earnings, representing 50% of profit for the year (see note 3 Relevant Events).

•	At the Extraordinary Shareholders’ Meeting held on June 26, 2015, shareholders agreed to distribute MCh$239,860 corresponding to 2014 profit and retained earnings from prior periods (see note 3 Relevant Events).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

2014

•	Regarding 2013 profit, at the Ordinary General Shareholders’ Meeting held on March 13, 2014, shareholders agreed to distribute MCh$88,403 in earnings, representing 57% of profit for the year. The remaining 43% was left as retained earnings.

b)	List of major shareholders

As of December 31, 2014 the shareholder composition is as follows:

	Common Stock
	Year 2014
	N° of Shares	Share %
Corp Group Banking S.A.	148,835,852,909	43.72918	%(*)
Banco de Chile por cuenta de Terceros no Residentes	28,294,988,762	8.31330%
Banco Santander por cuenta de Inv. Extranjeros	23,071,014,201	6.77845%
Banco Itaú por cuenta de Inversionistas	23,733,292,313	6.97303%
Compañía Inmobiliaria y de Inversiones SAGA Limitada	20,918,589,773	6.14605	%(1)(*)
Deutsche Bank Trust Company Americas (ADRS)	14,042,402,000	4.12577%
Moneda S.A. AFI para Pionero Fondo de Inversión	8,949,961,000	2.62957%
Sierra Nevada Investments Chile Dos Ltda.	9,817,092,180	2.88434%
Corpbanca Corredores de Bolsa S.A. por cuenta de terceros	4,238,106,664	1.24519%
Inv. Las Nieves S.A.	3,790,725,224	1.11375%
Cía. de Seguros Corpvida S.A.	3,563,148,560	1.04688%
Cía. de Seguros de Vida Consorcio Nacional de Seguros S.A.	3,316,120,234	0.97430%
Santander S.A. C de B	3,528,163,068	1.03660%
Bolsa de Comercio de Santiago Bolsa de Valores	2,569,145,250	0.75484%
BTG Pactual Chile S.A. C de B	2,053,973,966	0.60347%
Inmob. E Inversiones Boquiñeni Ltda.	2,353,758,526	0.69155%
MBI Corredores de Bolsa S.A.	1,969,927,336	0.57878%
Consorcio C. de B. S.A.	1,918,739,065	0.56374%
Compañía de Seguros Corpseguros S.A.	2,290,479,818	0.67296%
Valores Security S.A. C. de B.	1,872,636,183	0.55020%
Other Shareholders	29,230,077,202	8.58805%

Total	340,358,194,234	100.00000%

(1)	This group includes Deutsche Securities Corredores de Bolsa Ltda., which includes 926,513,842 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.
(*)	In summary, the ultimate parent of the group is the Saieh Group which group is deemed to have control with its 49.8752% participation.

As of December 31, 2015 the list of major shareholders as follows:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	Common Stock
	Year 2015
	N° of Shares	Share %
Corp Group Banking S.A.	148,835,852,909	43.72918	%(*)
Banco de Chile por cuenta de Terceros no Residentes	31,093,128,417	9.13541%
Banco Santander por cuenta de Inv. Extranjeros	23,965,413,566	7.04123%
Banco Itaú por cuenta de Inversionistas	17,788,266,368	5.22634%
Compañía Inmobiliaria y de Inversiones SAGA Limitada	20,918,589,773	6.14605	%(1)(*)
Deutsche Bank Trust Company Americas (ADRS)	16,074,657,500	4.72286%
Moneda S.A. AFI para Pionero Fondo de Inversión	7,473,384,000	2.19574%
Sierra Nevada Investments Chile Dos Ltda.	9,817,092,180	2.88434%
Corpbanca Corredores de Bolsa S.A. por cuenta de terceros	9,227,579,709	2.71114%
Inversiones Las Nieves S.A.	1,890,725,224	0.55551%
Cía. de Seguros de Vida Consorcio Nacional de Seguros S.A.	3,694,485,882	1.08547%
Bolsa de Comercio de Santiago Bolsa de Valores	3,485,036,065	1.02393%
BCI Corredores de Bolsa S.A.	3,263,195,956	0.95875%
Compañía de Seguros Confuturo S.A.	3,145,931,028	0.92430%
BTG Pactual Chile S.A. C de B	2,312,540,037	0.67944%
Inmob. E Inversiones Boquiñeni Ltda.	2,353,758,526	0.69155%
Banchile Corredores de Bolsa S.A.	1,978,989,439	0.58144%
Larrain Vial Corredores de Bolsa S.A.	1,626,092,346	0.47776%
Consorcio Corredores de Bolsa S.A.	1,896,991,436	0.55735%
CRN Inmobiliaria Limitada	1,535,239,055	0.45107%
Credicorp Capital S.A. Corredores de Bolsa	1,389,545,804	0.40826%
El Maderal Inversiones Ltda.	1,244,312,335	0.36559%
Itau BBA Corredores de Bolsa Ltda.	1,137,057,344	0.33408%
Valores Security S.A. Corredores de Bolsa	4,024,271,107	1.18236%
Other Shareholders	20,186,058,228	5.93085%

Total	340,358,194,234	100.00000%

(1)	This group includes Deutsche Securities Corredores de Bolsa Ltda. which includes 926,513,842 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.
(*)	In summary, the ultimate parent of the group is the Saieh Group which group is deemed to have control with its 49.8752% participation.

c)	Dividends

The distribution of dividends of the Bank is as follows:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

Year	Income attributable to equity holders	To reserves or retained earnings	Intended Dividends	Percentage Distributed	N° of Shares	Dividend per share (in MC$)
	MCh$	MCh$	MCh$	%

2014 (Extraordinary Shareholders Meeting, June 2015)	—	(239,860)	239,860	100.00%	340,358,194,234	0.705

2014 (Shareholders Meeting, March 2015)	226,260	113,130	113,130	50.00%	340,358,194,234	0.332

2013 (Shareholders Meeting, February 2014)	155,093	66,690	88,403	57.00%	340,358,194,234	0.260

2012 (Shareholders Meeting, February 2013)	120,080	60,040	60,040	50.00%	340,358,194,234	0.176

Figures are presented as required by local regulations.

d)	As of the years ended December 31, 2014 and 2015 basic earnings and diluted earnings attributable to the equity holders of the bank is as follows:

	2014		2015
	N° Shares	Total	N° Shares	Total
	Millions	MCh$	Millions	MCh$

Basic and diluted earnings per share
Basic earnings per share
Net income attributable to the equity holders	—	233,997	—	216,321
Weighted average number of shares outstanding	340,358	—	340,358	—
Adjusted number of shares	340,358	—	340,358	—
Basic earnings per share (Chilean pesos)		0.69		0.64

Diluted earnings per share
Net income attributable to the equity holders	—	233,997	—	216,321
Weighted average number of shares outstanding	340,358	—	340,358	—
Diluted effect	—	—	—	—
Adjusted number of shares	340,358	—	340,358	—
Diluted earnings per share (Chilean pesos)	—	0.69	—	0.64

e)	Valuation Accounts

Fair Value Reserve: This includes accumulated net changes in the fair value of investments available for sale until the investment is disposed of or there is a significant or prolonged decline in value.

Translation Reserves: This includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco CorpBanca (the Chilean peso).

Cash Flow Hedge Reserves: This includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability.

Foreign Investment Accounting Hedge Reserve: Corresponds to adjustments for hedges of net investments in foreign operations.

Defined benefit obligation: This includes the effects of complying with IAS 19.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

f)	Other Comprehensive Income

The following tables present movements in equity and income taxes for the years ended December 31, 2013, 2014 and 2015.

Other Comprehensive Income	2013	2014	2015
	MCh$	MCh$	MCh$

Financial instruments available for sale
Balance as of January 1,	(8,143)	(3,546)	(11,605)
Gains (losses) on remeasuring financial instruments available for sale, before tax	4,597	(8,059)	(43,720)

Total	(3,546)	(11,605)	(55,325)

Hedges of net investment in foreign operations
Balance as of January 1,	456	(2,384)	(7,135)
Gains (losses) on hedges of net investment in foreign operations, before tax	(2,840)	(4,751)	(8,876)

Total	(2,384)	(7,135)	(16,011)

Cash flow hedges
Balance as of January 1,	570	(5,187)	958
Gains (losses) on cash flow hedges, before tax	(5,757)	6,145	(4,046)

Total	(5,187)	958	(3,088)

Exchange differences on translation - New York Branch - Colombia
Balance as of January 1,	(26,217)	(14,257)	(82,930)
Gains (losses) on exchange differences on translation, before tax	11,960	(68,673)	(82,148)

Total	(14,257)	(82,930)	(165,078)

Remeasurement of defined benefit obligation
Balance as of January 1,	(10,301)	(7,001)	(6,046)
Gains (losses) on Remeasurement of defined benefit obligation, before tax	3,300	955	60

Total	(7,001)	(6,046)	(5,986)

Other comprehensive income, before tax	(32,375)	(106,758)	(245,488)

Income tax relating to components of other comprehensive income
Income tax relating to instruments available for sale	747	4,736	18,879
Income tax relating to hedges of net investment in foreign operations	477	1,848	4,606
Income tax relating to cash flow hedge	728	(362)	742
Income tax relating to defined benefit obligation	2,318	1,946	1,923

Total	4,270	8,168	26,150

Other comprehensive income, after tax	(28,105)	(98,590)	(219,338)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

g)	Rollforward for the year ended (OCI)

i) Rollforward for the year ended (OCI) - Available for sale

	2014	2015
	MCh$	MCh$

Opening Balance, Accumulated other comprehensive income	(3,546)	(11,605)
Amount recognized in other comprehensive income for the period	11,798	(36,012)
Amount reclassified from equity to profit or loss for the period	(19,857)	(7,708)

Ending balance, accumulated other comprehensive income	(11,605)	(55,325)

ii) Rollforward for the year ended (OCI) - Cash flow hedges

	2014	2015
	MCh$	MCh$

Opening Balance, Accumulated other comprehensive income	(5,187)	958
Amount recognized in other comprehensive income for the period	(1,278)	(3,694)
Amount reclassified from equity to profit or loss for the period	7,423	(352)

Ending balance, accumulated other comprehensive income	958	(3,088)

h)	Non - Controlling interest:

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

This corresponds to the net amount of equity in the subsidiaries attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them. Non-controlling interest in the subsidiary’s equity and profit for the period is detailed as follows:

The non controlling interest in the subsidiaries’ equity is summarized as follows:

As of December 31, 2013
				Other Comprehensive income
Subsidiaries	Non- controlling	Equity	Net Income	Defined benefit obligation	Financial instruments available for sale	Exchange differences on translation NY	Effect Variation Accounting Case Foreign Investment	Cash Flow Hedges Effect Change	Deferred Tax	Other Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

SMU CORP S.A.	49.00%	2,386	(1,475)	—	—	—	—	—	—	—
Corredora de Seguros Helm	20.00%	554	83	—	—	—	—	—	—	—
Banco CorpBanca Colombia and subsidiaries	33.62%	302,758	14,209	—	—	—	—	—	—	—

		305,698	12,817	—	—	—	—	—	—	—

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

As of December 31, 2014
				Other Comprehensive income
Subsidiaries	Non- controlling	Equity	Net Income	Defined benefit obligation	Financial Instruments available for sale	Exchange differences on translation NY	Effect Variation Accounting Case Foreign Investment	Cash Flow Hedges Effect Change	Deferred Tax	Other Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

SMU CORP S.A.	49.00%	2,743	(687)	—	—	—	—	—	—	—
Corredora de Seguros Helm	20.00%	1,761	374	—						—
Banco CorpBanca Colombia and subsidiaries	33.72%	321,433	40,017	487	4,261	—	—	—	(1,869)	2,879

		325,937	39,704	487	4,261	—	—	—	(1,869)	2,879

As of December 31, 2015
				Other Comprehensive income
Subsidiaries	Non- controlling	Equity	Net Income	Defined benefit obligation	Financial Instruments available for sale	Exchange differences on translation NY	Effect Variation Accounting Case Foreign Investment	Cash Flow Hedges Effect Change	Deferred Tax	Other Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

SMU CORP S.A.	49.00%	2,644	(526)	—	—	—	—	—	—	—
Corredora de Seguros Helm	20.00%	1,673	169	—						—
Banco CorpBanca Colombia and subsidiaries	33.72%	310,424	22,701	30	7,431	—	945	—	(3,251)	5,155

		314,741	22,344	30	7,431	—	945	—	(3,251)	5,155

The rollforward of non-controlling interest is as follow:

	2013	2014	2015
	MCh$	MCh$	MCh$

Balances as of January 1,	54,370	305,698	325,937
Net income for the year	12,817	42,583	27,499
Change in non-controlling interest	3,503	(22,344)	(38,695)
Non-controlling interest arising on the acquisition non participation in rights to sahere increase	235,008	—	—

Balances as of December 31,	305,698	325,937	314,741

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

The summarized financial information of Banco CorpBanca Colombia and its subsidiaries:

h.1) Information represents the non-controlling interest prior to intergroup elimination is as follows:

	2013	2014	2015
	MCh$	MCh$	MCh$

Dividends paid	—	—	—

	2013	2014	2015
	MCh$	MCh$	MCh$

Cash and deposit in banks	200,679	209,827	175,505
Loans and receivables from banks	4,781	34,465	21,789
Loans and receivables from customers, net	1,680,824	1,700,845	1,679,798
Intangible assets	156,379	137,972	117,344
Others	425,646	541,753	613,133

TOTAL ASSETS	2,468,309	2,624,862	2,607,569

Currents account and demand deposits	838,040	965,449	1,040,753
Time deposits and saving accounts	852,859	754,471	801,791
Debt issued	116,940	126,023	115,502
Others	354,772	454,606	335,666

TOTAL LIABILITIES	2,162,611	2,300,549	2,293,712

	2013	2014	2015
	MCh$	MCh$	MCh$

Net interest income	45,955	97,818	93,125
Net service fee income	11,016	21,968	17,048
Operating income before provision for loan losses	60,605	167,099	151,284
Total operating income, net of loan losses, interest and	(450,407)	134,944	108,339
Total net operating income	15,198	46,831	34,264
Net income for the period	12,817	39,704	23,033

	2013	2014	2015
	MCh$	MCh$	MCh$

Cash flow from operating activities	39,639	(103,207)	80,786
Cash flow from investing activities	(49,442)	(36,018)	(11,413)
Cash flow from financing activities	115,639	173,995	(138,531)

h.2)	Summarized financial information of Banco CorpBanca Colombia and its subsidiaries as follows:

	2013	2014	2015
	MCh$	MCh$	MCh$

Dividends paid	—	—	—

	2013	2014	2015

	MCh$	MCh$	MCh$

Cash and deposit in banks	595,663	622,238	520,456
Loans and receivables from banks	14,423	102,204	64,616
Loans and receivables from customers, net	5,017,516	5,044,196	4,981,414
Intangible assets	355,572	321,029	286,769
Others	1,231,299	1,606,191	1,802,481

TOTAL ASSETS	7,214,473	7,695,858	7,655,736

Currents account and demand deposits	815,955	801,149	741,464
Time deposits and saving accounts	2,537,342	2,237,372	2,377,700
Debt issued	347,909	373,720	342,519
Others	2,730,817	3,490,399	3,415,222

TOTAL LIABILITIES	6,432,023	6,902,640	6,876,905

	2013	2014	2015

	MCh$	MCh$	MCh$

Net interest income	196,295	290,077	276,160
Net service fee income	41,890	65,147	50,557
Operating income before provision for loan losses	301,998	495,532	448,627
Total operating income, net of loan losses, interest and	255,715	400,175	321,278
Total net operating income	84,356	140,240	102,972

Net income for the period	56,861	115,170	69,666

	2013	2014	2015
	MCh$	MCh$	MCh$

Cash flow from operating activities	102,985	(152,867)	108,235
Cash flow from investing activities	(125,463)	(48,255)	(15,291)
Cash flow from financing activities	293,444	233,113	(185,600)

i) Dilutive effect of purchase of Helm Bank and subsidiaries

Since CorpBanca Chile did not participate in the capital increase of Banco CorpBanca Colombia the ownership of CorpBanca Chile decreased from 91.9314% to 66.3877% CorpBanca Chile remeasured non-controlling interest at the date of transaction at fair value and adjusted the carrying amounts of the controlling and non-controlling interest to reflect the changes in their relative interests in the subsidiary (For more information, see Statements of Changes in Equity). In 2014, the interest decreased to 66.279% through the merger with Helm Bank Colombia.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 24 - INTEREST INCOME AND EXPENSE

a)	The composition of interest income and inflation-indexing for the years ended December 31, 2013, 2014 and 2015 is as follows:

	As of December 31,
	2013			2014			2015
	Interest	Inflation (1)	Total	Interest	Inflation (1)	Total	Interest	Inflation (1)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Normal Portfolio
Investments under agreements to resell	15,115	20	15,135	13,518	37	13,555	13,985	4	13,989
Loans and receivables to banks	14,673	—	14,673	11,000	—	11,000	10,009	—	10,009
Commercial loans	536,812	43,437	580,249	629,883	114,015	743,898	640,667	86,011	726,678
Mortgage Loans	90,079	29,401	119,480	118,304	88,985	207,289	118,610	69,388	187,998
Consumer Loans	189,261	919	190,180	273,992	484	274,476	253,600	221	253,821
Financial investments	38,158	1,560	39,718	31,666	9,944	41,610	59,497	17,989	77,486
Other interest income	4,133	514	4,647	7,674	1,328	9,002	7,737	1,057	8,794
Gain (loss) from accounting hedges (*)	(713)	—	(713)	(291)	—	(291)	1,709	—	1,709

Subtotals	887,518	75,851	963,369	1,085,746	214,793	1,300,539	1,105,814	174,670	1,280,484

Impaired loan Portfolio
Interest Recovery
Commercial Loans	14,990	1,349	16,339	8,592	2,640	11,232	14,652	2,949	17,601
Mortgage Loans	1,479	629	2,108	1,556	1,697	3,253	532	606	1,138
Consumer Loans	25,285	5	25,290	5,093	7	5,100	257	—	257
Financial investments	—	—	—	—	—	—	—	—	—
Other interest income	—	—	—	—	—	—	—	—	—

Subtotals	41,754	1,983	43,737	15,241	4,344	19,585	15,441	3,555	18,996

Total Interest Income	929,272	77,834	1,007,106	1,100,987	219,137	1,320,124	1,121,255	178,225	1,299,480

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

b)	The detail of interest expenses for the years ended December 31, 2013, 2014 and 2015 is the following:

	As of December 31,
	2013			2014			2015
	Interests	Inflation (1)	Total	Interests	Inflation (1)	Total	Interests	Inflation (1)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand Deposits	(33,195)	(224)	(33,419)	(73,560)	(547)	(74,107)	(83,278)	(372)	(83,650)
Investments under agreements to repurchase	(14,569)	(167)	(14,736)	(28,107)	(35)	(28,142)	(36,468)	(16)	(36,484)
Deposits and Time Deposits	(352,167)	(9,476)	(361,643)	(325,316)	(23,849)	(349,165)	(304,121)	(25,487)	(329,608)
Borrowings from financial institutions	(15,987)	—	(15,987)	(21,977)	—	(21,977)	(22,027)	—	(22,027)
Debt issued	(95,368)	(32,843)	(128,211)	(119,213)	(92,057)	(211,270)	(136,686)	(68,300)	(204,986)
Other financial obligations	(334)	(805)	(1,139)	(274)	(567)	(841)	(180)	(212)	(392)
Other interest expenses	(379)	(857)	(1,236)	(946)	(2,506)	(3,452)	(2,157)	(1,349)	(3,506)
Gain (loss) from accounting hedges (*)	6,955	—	6,955	(286)	—	(286)	1,752	—	1,752

Total Interest Expenses	(505,044)	(44,372)	(549,416)	(569,679)	(119,561)	(689,240)	(583,165)	(95,736)	(678,901)

(1)	The inflation indexing is the result of changes in the Unidades de Fomento (“UF”). The UF is an inflation-index Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.
(*)	The mark to market adjustments are presented in this line for hedging derivatives used in hedging of assets except in the case of foreign currency hedges and cash flow hedges (cross-currency), their all-in mark to market adjustment is included in the foreign exchange gain (losses) (See Note 27 Net foreign exchange income (losses)).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 25 - FEES AND INCOME FROM SERVICES

Fees and income from services and the related expenses for the years ended December, 2013, 2014 and 2015 are summarized as follows:

	2013	2014	2015
	MCh$	MCh$	MCh$
Income from services fees
Lines of credit and overdrafts	13,393	11,629	10,962
Letters of credit and guarantees	9,826	12,621	10,458
Card services	25,591	37,911	38,461
Account administration	8,959	11,066	11,012
Collections, billings and payments	30,127	34,129	35,987
Management and brokerage commissions for securities	6,281	8,369	9,986
Investments in mutual funds and others	14,522	23,557	19,471
Insurance brokerage	13,615	21,025	17,788
Financial advisors	11,725	23,631	23,986
Other fees earned	9,397	16,401	20,473
Other payments for services rendered	1,341	1,674	1,817

Total Income from services fees	144,777	202,013	200,401

	2013	2014	2015
	MCh$	MCh$	MCh$
Expenses from services fees
Credit card transactions	(12,367)	(17,282)	(24,727)
Securities transactions	(3,588)	(3,922)	(4,554)
Commissions paid through Chilean clearing house (ACC)	(3,779)	(4,503)	(5,610)
Foreign trade transactions	(415)	(996)	(996)
Expenses from refunded commissions	(15)	(6)	—
Customer loyalty program	(824)	(887)	(969)
Customer loyalty program benefits	(1,191)	(925)	(1,466)
Loan services to customers	(1,409)	(3,692)	(3,934)
Fees for payroll deduction agreements	(613)	(4,565)	(2,517)
Other paid commissions	(2,599)	(3,645)	(2,781)

Total expenses from services fees	(26,800)	(40,423)	(47,554)

Net service fee income	117,977	161,590	152,847

The fees earned through transactions with letters of credit are recorded under “Interest income” within the consolidated statements of income.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 26 - NET TRADING AND INVESTMENT INCOME

Trading and investment income recognized on the consolidated statements of income for the years ended December 31, 2013, 2014 and 2015 is as follows:

	2013	2014	2015
	MCh$	MCh$	MCh$

Trading instruments (securities)	10,660	37,752	19,354
Trading instruments (derivatives)	58,471	94,279	286,168
Other financial investments at fair value with effect on profit or loss	7,741	19,862	22,285
Financial investments available-for-sale realized gain (losses) (*)	22,293	31,659	10,406
Profit on bank-issued time deposit repurchase	397	64	58
Loss on bank-issued time deposit repurchase	(478)	(376)	(172)
Other	2,203	453	599

Total trading and investment income, net	101,287	183,693	338,698

(*)	Results generated by instruments available for sale mainly composed by the following:

•	Fair value adjustments recognized in the results. This includes transfers to results, generated on exercise, of the fair value adjustments by selling of those instruments available for sale.

•	Results generated from sales and / or liquidation, corresponding to the difference between the value obtained as compensation and the fair value of the instruments transferred.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 27 - NET FOREIGN EXCHANGE INCOME (LOSSES)

This item includes the income earned from foreign currency trading, the differences arise from converting monetary items in a foreign currency to the functional currency and those generated by non-monetary assets in a foreign currency at the time of their disposal.

The detail of net foreign exchange gains (losses) for the years ended December 31, 2013, 2014 and 2015 is as follows:

	2013	2014	2015
	MCh$	MCh$	MCh$
Gains (losses) of foreign currency exchange differences
Net gains (losses) of foreign currency exchange positions	(18,980)	(8,627)	(158,271)
Other foreign currency exchange gains (losses)	1,963	3,165	10,858

Subtotal	(17,017)	(5,462)	(147,413)

Net earnings on exchange rate adjustments
Adjustments to loan to customers	1,427	1,860	488
Adjustments to investment instruments	713	1,448	1,739
Adjustments to other liabilities	(88)	(95)	(1)
Fair value gains (losses) on foreign currency hedging derivatives (1) (*)	1,059	(11,177)	(6,010)

Subtotal	3,111	(7,964)	(3,784)

Total	(13,906)	(13,426)	(151,197)

(1)	In this present current earnings by hedging currency assets and liabilities. Different information to revealed in Note 24 Interest Income and Expense and Note 26 Net Trading and Investment Income.
(*)	The Fair value gains (losses) on hedging derivatives as of December 31, 2013, 2014 and 2015 is as follows:

	Cash Flows (CF) or	Fair Value
	Fair Value	Assets	Liabilities	Gain/(loss)
As of December 31, 2013	(FV) Hedge	MCh$	MCh$	MCh$
Derivatives held-for-hedging
Foreign currency forwards	FV	27	—	(827)
Foreign currency swaps	FV	—	2,235	2,342
Interest rate swaps	FV	358	3,161	(5,010)

Subtotal		385	5,396	(3,495)

Foreign currency forwards	CF	6	793	(168)
Foreign currency swaps	CF	3,171	1,027	450
Interest rate swaps	CF	58	4,241	4,272

Subtotal		3,235	6,061	4,554

Total derivatives held-for-hedging		3,620	11,457	1,059

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	Cash Flows (CF) or	Fair Value
	Fair Value	Assets	Liabilities	Gain/(loss)
As of December 31, 2014	(FV) Hedge	MCh$	MCh$	MCh$
Derivatives held-for-hedging
Foreign currency forwards	FV	—	—	—
Foreign currency swaps	FV	4,343	3,942	6,070
Interest rate swaps	FV	2,532	2,466	(2,637)

Subtotal		6,875	6,408	3,433

Foreign currency forwards	CF	15	6,612	(13,644)
Foreign currency swaps	CF	1,775	192	(678)
Interest rate swaps	CF	120	5,322	(288)

Subtotal		1,910	12,126	(14,610)

Total derivatives held-for-hedging		8,785	18,534	(11,177)

	Cash Flows (CF) or	Fair Value
	Fair Value	Assets	Liabilities	Gain/(loss)
As of December 31, 2015	(FV) Hedge	MCh$	MCh$	MCh$
Derivatives held-for-hedging
Foreign currency forwards	FV	395	1,236	3,500
Foreign currency swaps	FV	1,670	4,452	4,227
Interest rate swaps	FV	3,140	3,234	(3,564)

Subtotal		5,205	8,922	4,163

Foreign currency forwards	CF	2,635	10,744	(9,772)
Foreign currency swaps	CF	23,698	15,428	1,028
Interest rate swaps	CF	—	3,914	(1,429)

Subtotal		26,333	30,086	(10,173)

Total derivatives held-for-hedging		31,538	39,008	(6,010)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 28 - PROVISION FOR LOAN LOSSES

a)	The changes in provision for loan losses recorded on the income statement for the years ended December 31, 2013, 2014 and 2015 is as follows:

	For the year ended December 31, 2013
	(changes in provision)
		Loans and receivables from customers
	Loans and receivables from banks	Commercial loans	Mortgage Loans	Consumer Loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Recognized provision:
Individually evaluated	(1,054)	(193,586)	—	—	(194,640)
Collectively evaluated	—	(29,038)	(7,602)	(100,783)	(137,423)

Charge to income for provisions recognized	(1,054)	(222,624)	(7,602)	(100,783)	(332,063	)(*)

Released provisions:
Individually evaluated	1,086	148,563	—	—	149,649
Collectively evaluated	—	14,027	4,604	44,244	62,875

Credit to income for provisions used	1,086	162,590	4,604	44,244	212,524	(*)

Recovery of assets previously written-off	—	5,037	1,627	10,803	17,467

Net charge to income	32	(54,997)	(1,371)	(45,736)	(102,072)

	For the year ended December 31, 2014
	(changes in provision)
		Loans and receivables from customers
	Loans and receivables from banks	Commercial loans	Mortgage Loans	Consumer Loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Recognized provision:
Individually evaluated	(269)	(133,767)	—	—	(134,036)
Collectively evaluated	—	(45,398)	(10,198)	(138,902)	(194,498)

Charge to income for provisions recognized	(269)	(179,165)	(10,198)	(138,902)	(328,534	)(*)

Released provisions:
Individually evaluated	141	91,686	—	—	91,827
Collectively evaluated	—	22,710	5,349	56,431	84,490

Credit to income for provisions used	141	114,396	5,349	56,431	176,317	(*)

Recovery of assets previously written-off	—	9,321	1,277	14,347	24,945

Net charge to income	(128)	(55,448)	(3,572)	(68,124)	(127,272)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	For the year ended December 31, 2015
	(changes in provision)
		Loans and receivables from customers
	Loans and receivables from banks	Commercial loans	Mortgage Loans	Consumer Loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Recognized provision:
Individually evaluated	(121)	(203,482)	—	—	(203,603)
Collectively evaluated	—	(41,465)	(15,019)	(138,651)	(195,135)

Charge to income for provisions recognized	(121)	(244,947)	(15,019)	(138,651)	(398,738	)(*)

Released provisions:
Individually evaluated	180	115,698	—	—	115,878
Collectively evaluated	—	12,401	15,396	65,430	93,227

Credit to income for provisions used	180	128,099	15,396	65,430	209,105	(*)

Recovery of assets previously written-off	—	6,905	1,875	11,105	19,885

Net charge to income	59	(109,943)	2,252	(62,116)	(169,748)

(*)	The amounts disclosed in the Consolidated Statements of Cash Flows are detailed below:

	2013	2014	2015
	MCh$	MCh$	MCh$

Charge to income for provisions recognized	(332,063)	(328,534)	(398,738)
Credit to income for provisions used	212,524	176,317	209,105

	(119,539)	(152,217)	(189,633)

b)	The break down by type of loan, whether assessed collectively or individually, for established and released provision amounts, respectively, is as follows:

	For the year ended December 31, 2013.
	Established Provision			Released Provision
	Individual Analysis	Group Analysis	Total	Individual Analysis	Group Analysis	Total	Note
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial Loans	(193,586)	(29,038)	(222,624)	148,563	14,027	162,590
Mortgage Loans	—	(7,602)	(7,602)	—	4,604	4,604
Consumer Loans	—	(100,783)	(100,783)	—	44,244	44,244

	(193,586)	(137,423)	(331,009)	148,563	62,875	211,438	10

Banks	(1,054)	—	(1,054)	1,086	—	1,086	9

	(194,640)	(137,423)	(332,063)	149,649	62,875	212,524

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	For the year ended December 31, 2014.
	Established Provision			Released Provision
	Individual Analysis	Group Analysis	Total	Individual Analysis	Group Analysis	Total	Note
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial Loans	(133,767)	(45,398)	(179,165)	91,686	22,710	114,396
Mortgage Loans	—	(10,198)	(10,198)	—	5,349	5,349
Consumer Loans	—	(138,902)	(138,902)	—	56,431	56,431

	(133,767)	(194,498)	(328,265)	91,686	84,490	176,176	10

Banks	(269)	—	(269)	141	—	141	9

	(134,036)	(194,498)	(328,534)	91,827	84,490	176,317

	For the year ended December 31, 2015.
	Established Provision			Released Provision
	Individual Analysis	Group Analysis	Total	Individual Analysis	Group Analysis	Total	Note
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial Loans	(203,482)	(41,465)	(244,947)	115,698	12,401	128,099
Mortgage Loans	—	(15,019)	(15,019)	—	15,396	15,396
Consumer Loans	—	(138,651)	(138,651)	—	65,430	65,430

	(203,482)	(195,135)	(398,617)	115,698	93,227	208,925	10

Banks	(121)	—	(121)	180	—	180	9

	(203,603)	(195,135)	(398,738)	115,878	93,227	209,105

In management’s opinion, the credit risk provisions established cover all losses that may arise from estimated incurred loan losses, based on the information examined by the Bank and its subsidiaries.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 29 - PERSONNEL SALARIES EXPENSES

Personnel salaries expenses for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013	2014	2015
	MCh$	MCh$	MCh$

Personnel remunerations	(102,967)	(131,872)	(126,933)
Bonuses and gratifications/awards	(45,009)	(57,326)	(54,864)
Severance indemnities	(3,026)	(10,231)	(4,220)
Training Expenses	(955)	(1,093)	(416)
Other personnel expenses	(13,052)	(18,790)	(16,321)

Total	(165,009)	(219,312)	(202,754)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 30 - ADMINISTRATION EXPENSES

Administration expenses for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013	2014	2015
	MCh$	MCh$	MCh$

Maintenance and repair of fixed assets	(8,178)	(13,296)	(14,382)
Office rentals	(14,297)	(20,986)	(21,238)
Equipment rentals	(3,088)	(4,644)	(3,943)
Insurance premiums	(10,996)	(17,949)	(17,143)
Office supplies	(1,202)	(1,595)	(1,478)
IT and communications expense	(7,583)	(11,262)	(12,059)
Lighting, heating and other services	(4,697)	(5,545)	(6,064)
Security Service and transportation of securities	(2,213)	(1,994)	(1,810)
Public relations expense and staff travel expenses	(1,935)	(2,675)	(2,573)
Legal and Notary Costs	(1,435)	(795)	(2,583)
Technical report fees	(12,997)	(31,963)	(30,908)
Professional services fees	(1,233)	(2,366)	(1,616)
Securities classification fees	(180)	(121)	(114)
Fines	(165)	(131)	(119)
Comprehensive management ATMs	(2,649)	(2,448)	(2,422)
Other administration expenses	(16,620)	(26,361)	(19,495)

Subtotal	(89,468)	(144,131)	(137,947)

Subcontracted services
Data processing	(9,526)	(11,688)	(13,250)
Sales	(307)	(779)	(718)
Loan valuation	(35)	(3,674)	(482)
Others	(8,455)	(10,665)	(7,463)

Subtotal	(18,323)	(26,806)	(21,913)

Board of Directors Expenses
Remunerations	(1,343)	(1,567)	(1,493)
Other Board of Directors expenses	—	(25)	—

Subtotal	(1,343)	(1,592)	(1,493)

Marketing and advertising	(6,672)	(7,205)	(6,938)

Real estate taxes, contributions and levies	(23,808)	(33,406)	(43,312)
Real estate taxes	(352)	(416)	(391)
Patents	(818)	(817)	(829)
Other taxes(*)	(18,795)	(27,145)	(36,501)
Contributions to SBIF	(3,843)	(5,028)	(5,591)

Subtotal	(23,808)	(33,406)	(43,312)

Total	(139,614)	(213,140)	(211,603)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

(*)	This amount corresponds primarily to taxes other than income taxes that affect Banco CorpBanca Colombia and its subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

NOTE 31 - DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	Depreciation and amortization expenses as of December 31, 2013, 2014 and 2015 were as follows:

	As of Decembre 31,
	2013	2014	2015	Note
	MCh$	MCh$	MCh$
Depreciation and amortization
Depreciation of property, plant and equipment	(12,680)	(13,827)	(11,667)	14
Amortization of intangible assets	(29,608)	(37,786)	(31,238)	13

Balances	(42,288)	(51,613)	(42,905)

b)	Impairment losses for the years ended December 31, 2013, 2014 and 2015 are detailed below:

	For the years ended December 31,
	2013	2014	2015
	MCh$	MCh$	MCh$

Impairment of financial investments available-for-sale	—	—	—
Impairment of financial investments held-to-maturity	—	—	—

Subtotal financial assets (i)	—	—	—

Impairment of property, plant and equipment (*)	—	(1,308)	(332)
Impairment of Goodwill and Intangibles	—	—	—

Subtotal Non-financial assets (ii)	—	(1,308)	(332)

Total	—	(1,308)	(332)

(*)	Impairment for technological obsolescence as a result of new regulations on ATMs (decree 222 dated October 30, 2013 from the Ministry of Internal Affairs and Public Safety of Chile), accounted for in accordance with IAS 36 Impairment of Assets. See note 14 Property, Plant and Equipment, letter b).

At each reporting date, Banco CorpBanca and its subsidiaries (the Group) will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

i.	Financial assets

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

ii.	Non-financial assets[11]

The carrying amounts of non-financial assets, excluding investment property and deferred taxes, are reviewed regularly, or at least every reporting period, to determine whether indications of impairment exist. If such indication exists, the recoverable amount of the asset is then estimated. The recoverable amount of an asset is the greater of the fair value less costs to sell, whether for an asset or a cash generating unit, and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

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

In the event of objective impairment, the carrying amount of an asset will be reduced to the recoverable amount if, and only if, the recoverable amount is less than the carrying amount. This reduction is an impairment loss.

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

[11]	(Goodwill and intangible assets with definite/indefinite lives) were reviewed for indicator of impairment at December 31, 2015. No indicators of impairment were present.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

Impairment testing of goodwill and intangible assets with indefinite useful lives at December 31, 2015

1.	Goodwill Impairment Testing

The Group’s business combinations began in the first half of 2012, with CorpBanca Chile’s acquisition of Banco Santander Colombia S.A. from Banco Santander Spain12. The acquiree’s name was changed to Banco CorpBanca Colombia S.A. Following a capital increase in which CorpBanca Chile did not contribute the same proportion as its initial interest, CorpBanca Chile held a 66.27% interest in CorpBanca Colombia and subsidiaries.

Aspects	Acquirer	Acquired
Entities	CorpBanca	Banco Santander (SIVAL)
Country (residence)	Chile	Colombia

In the same period, Banco CorpBanca Colombia acquired 94.50% of the shares entitled to vote of Corpbanca Investment Trust Colombia S.A.13

Aspects	Acquirer	Acquired
Entities	CorpBanca Colombia	CITRUST
Country (residence)	Colombia	Colombia

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

Aspects	Acquirer	Acquired
Entities	CorpBanca Colombia	Helm Bank and subsidiaries
Country (residence)	Colombia	Colombia; Panamá
Entities	CorpBanca	Helm Corredores de Seguros
Country (residence)	Chile	Colombia

This is framed within the Group’s long-term strategy, which includes elements such as: To expand geographically; to increase returns from individual segments while maintaining low risk levels; to diversify and improve funding sources; to lead in costs and operating efficiency; to obtain synergies that promote growth; to cultivate a corporate culture that enables its strategy to be applied, etc.

The business combinations summarized in the preceding paragraph generated goodwill and intangible assets that must be tested for impairment in accordance with current regulations. They were allocated to the Colombia CGU, which is also identified as an operating segment14 (See Note 4 Operating Segments).

[12]	This transaction also included the acquisition of Santander Investment Valores Colombia S.A. (currently CorpBanca Investment Valores Colombia S.A.) and Santander Investment Trust Colombia S.A. (currently CorpBanca Investment Trust Colombia S.A.).
[13]	Company that became a subsidiary subsequent to a business combination between Banco Santander Colombia and CorpBanca Chile.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

The following table details the intangible assets with indefinitive lives for 2015, 2014 and 2013:

	Note	2013	2014	2015
		MCh$	MCh$	MCh$
Trademarks		1,298	1,206	988
Licenses	13	50,567	46,797	42,277
Database		500	463	381
Goodwill	13	420,623	386,180	345,620

Total		472,988	434,646	389,266

The Group has conducted annual impairment testing as of December 31, 2015, 2014 and 2013. Upon evaluating whether indications of impairment exist, the relationship between its market capitalization and the carrying amount of its equity are among the main factors considered. The Group’s market capitalization is greater than the carrying amount of its equity (Price/BV around 2.2 and 2.3 times, respectively).

The variables evaluated in the projections used in the Colombia CGU take into account aspects such as:

External Variables

Gross Domestic Product (GDP)

Colombia has grown steadily since 2000 forward. In the years before the crisis of 2008, GDP growth was maintained at values between 4.5 and 7%, which were subsequently affected by the subprime crisis, and then continued in 2011 with growth of between 4 and 4, 5%. 2015 is expected to end with a growth of about 3%, because of a general slowdown in the Latin American economy, returning to values above 4% in 2017.

Unemployment

The unemployment rate in Colombia is a good indicator of economic development that have sustained in the past 15 years. Starting in 2001 with an unemployment rate of 15%, which has decreased to 9% in 2015.

Inflation and exchange rate

These variables have not been ignored by the improvement in the last 15 years. Except for the last two years that inflation has increased slightly to 6%. Since 2000, levels have declined and, in general, have remained in line with the inflation target of the Central Bank of Colombia.

Rising inflation in Colombia (2015/2014) is principally due to a devaluation of the Colombian peso, reduction of foreign trade and local economic slowdown. This, coupled with climatic effects (“El Niño”15) has punished crops increasing food prices 62% increase in the previous year.

Economists expect this negative economic phenomenon will not last more than two years, counting on the end of El Niño in the middle of 2016, the stabilization of inflation to normal levels and the strengthening of GDP growth due to the competitive advantages obtained by the devaluation generated in recent months and the normalization of domestic demand.

Economic Sector

Regarding the most dynamic economic sectors, these were as follows: 8.7% construction, mining and quarrying with 4.2%, commerce, repairs, restaurants and hotels with 3.8% and financial institutions, real estate and business services with 3.6%.

[14]	The Group determined that its operating segments also correspond to its reportable segments. As a result, no operating segments were aggregated to create reportable segments.
[1][5]	El Niño is an abnormal weather pattern that is caused by the warming of the Pacific Ocean near the equator, off the coast of South America. This occurs when the normal trade winds weaken (or even reverse), which lets the warm water that is usually found in the western Pacific flow instead towards the east. This warm water displaces the cooler water that is normally found near the surface of the eastern Pacific, setting off atmospheric changes that affect weather patterns in many parts of the world.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

Directly responsible for the momentum has been consumption registering a variation of 2.9% due to the growth of household consumption (3.3%) and the expenditures of government (1.8%) ; meanwhile, the sector with negative demand was that of the gross fixed capital formation wich suffered a sharp slowdown.

Portfolio

The growth of the portfolio of Colombian financial institutions is positively correlated with GDP growth (0.72) therefore it has grown and accompanied the development of the economy.

As for the composition of growth in the banking book it shows that 10 years ago, it was led by commercial and consumer loans (microloans have historically shown higher volatility). Currently, the credit growth rate has converged at approximately 15%.

Interest Rate

As for interest rates when bank penetration has been growing and competitive, they have been thus reducing also the spread of loans rates and deposits.

The intervention rate for the end of 2015 is expected at around the 4.5% level, half the expected rate for commercial loans.

Bank solvency index

The minimum solvency ratio required by the regulation in Colobia is 9%, demonstrating the banking industry showed a steady increase between 2000 and 2015 (11.7% and 15.2% respectively).

Banking services

Colombia in the item financial inclusion ranks second among a group of 55 emerging economies, but still has barriers, use and access issues that keep to Colombia at a disadvantage compared to other countries.

The last measurement to establish the level of financial inclusion has to Colombia in the 57th, Korea in first place and Brazil in 29th place (among 82 countries). This analysis also indicates the barriers to further financial inclusion (63rd); in access to financial services (54th) and use of the products (46th).

According to the Banking Association in Colombia (Asobancaria) today throughout the territory of Colombia has coverage of banking services. However, 51% of savings accounts are inactive, and another percentage is only used for state subsidies and that money is fully withdrawn when accredited.

In turn, financial depth, which indicates the level of access to credit with Colombians last October reached 43.3%, according to the Financial Superintendence of Colombia.

In terms of banking services, Colombia is located very close to the Brazilian rates (around 60%) but with a significant growth potential and is expected to reach the level of Chile (around 80%) in less than 10 years, due to high levels of growth that have and will loan portfolios of consumer, commercial, mortgage and microcredit.

Taxes

The current rates for corporate taxes, according to the latest tax reform approved by the government of Colombia in December 2014 were applied.

INTENAL VARIABLES

Management, prepared its projections considering the following aspects: Revenues were projected considering the historical growth, which is consistent with the level of growth experienced by the Colombian GDP, the expected growth of the economy, and the expected increase in market share as a result of merger and growth expectations for the Colombian banking industry.

It is expected that the market share CorpBanca has sustained will grow in the coming years, in loans and deposits, for the following reasons:

a. Colombia represents about 7% of production in Latin America, fourth largest economy in the region.

b. Colombia should grow above the average of Latin America in the next 5 years.

c. GDP has grown consistently over the past seven years.

d. 80% of GDP is domestic demand.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

e. The growth of loans and deposits is presented aligned to the expectation of market growth, which is explained by low levels of banking penetration in Colombia

•	The company has strong solvency figures which gives margin to reinvest and improve the conditions for growth.

•	Expenses and revenues are projected similarly, ie according to historical growth presented by the industry, adjusted for synergies and economies of scale generated by mergers described above, which are characterized by the following:

a. The main income attributable to: interest (generated by average portfolio balances in relation to their rate), service fee (transactions generated by product) and results from financial operations (obtained by operation of financial instruments).

b. Expenses primarily relate to interest (paid by deposit products in relation to agreed rates), provisions for credit risk (associated with the loan portfolio) and other expenses (which include administrative expenses, personnel and amortization).

The recoverable amount of the CGU Colombia, has been determined using the asset valuation approach called income approach, using the methodology of the dividend discount model main method. This methodology considers the flow that would generate dividends paid to shareholders in a perpetual projection horizon, discounted at the rate of equity cost at the date of valuation, facilities and estimated the economic value of the assets of the company, using flow projections cash derived from financial budgets approved by management and covering a period of 5 years of explicit projection (2020), a perpetual time horizon, assuming a profit growth of approximately 5% in perpetuity (a starting in 2021).

Senior Management believes that this growth rate is justified by the acquisition of new subsidiaries in Colombia and the issues discussed above, allowing capture more market and other potentials.

Key assumptions used in calculating the recoverable amount

The values assigned to the key assumptions are an evaluation by senior management of future industry trends based on both external and internal sources. The key assumptions used in calculating the recoverable amount are summarized below and detailed in subsequent sections:

Key Assumptions	2015	2014
Projection period	5.0	5.0
Perpetuity growth rates (%)	5.0	5.0
Projected inflation rates (%)	3.0	3.0
Discount rate (%)	12.6	12.3
Tax rate (%)	41.8	40.4
Solvency index limit (%)	10.0	10.0

Goodwill

a.	Projection period and perpetuity.

•	The recoverable amount has been determined using cash flows based on six -month budgets approved by senior management with a discount rate of around 12%. Cash flows beyond this time horizon have been extrapolated using a growth rate of around 5.0%. This growth rate does not exceed the average long-term growth rate for the market in which the CGU operates.

•	Cash flow projections correspond to 5 years (until 2019) after which time a present value is calculated for cash flows in perpetuity by normalizing cash flows. This normalization is performed to increase the payment of dividends used in perpetuity without reducing the solvency ratio.

•	The growth rate of cash flows in perpetuity is approximately 5.0% nominal (represents an approximate excess of 2.0 percentage points over inflation). Projected inflation for Colombia is around 3.0%.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

•	Growth in perpetuity is 5% is based on future projections and their potential for short-term increase, which implies an increase in portfolio in the first five years near 15% and reducing it gradually to 5% by 2025.

b.	Loans and deposits.

•	Loans were projected considering an increase of around 15% annually and the deposit portfolio was projected on a correlated basis, both concepts aligned to the expectations of market growth and market share.

c.	Income

•	Determined by average balances (calculated with respect to gaining market share) of mortgage loans, credit cards, commercial loans and consumer loans.

•	Average growth rates until 2020 for interest income are around 16.3% while fee and commission income is close to 11.4%.

•	In relation to the results generated on financial transactions growth of around 15.5%.

d.	Costs.

•	Cost projections are determined primarily by average balances of time and demand deposits as well as other relevant components.

•	Interest expense (expenses related to deposits and taxes) demonstrate growth of 15.6% up to 2020. Credit risk provisions grow around 18.3% and other expenses demonstrate growth of 5%.

e.	Discount rate.

•	In order to estimate the discount rate (Ke) and the weighted average cost of capital, the capital asset pricing model was used as a framework. This models sets the rate demanded by shareholders (Ke) equal to the risk-free rate plus a premium that the investors expect to assume for the systematic risk inherent to the company.

•	The risk-free rate corresponds to U.S. treasury bonds, specifically US GT 30 and GOVT.

•	The beta measures the share price volatility for a company with respect to the general securities market. It reflects the market or systematic risk, as opposed to the company’s specific risk. We have selected a group of listed companies that operate in the Colombian banking industry. In the search for these indicators, we concentrated on companies whose main activities are similar. The betas of shares used for each of the comparable companies were taken from the Bloomberg platform. In order to adjust for the financial leverage effect of the beta of each company, the betas were “unlevered”, based on the current history of the comparable company and its debt-equity ratio to give the asset beta of each company.

•	Taxes are projected at a rate of 40% for 2016, 42% for 2017, 43% and 43% for 2018 and 2021, in accordance with the tax reform passed in Colombia in December 2014. For the 2015 period, a tax rate of 34% was used for the first three years and after that a rate of 39%.

•	The discount rate is a variable that has a considerable impact on results, sensitivity testing was performed for that rate, concluding that no reasonable change would negatively impact the results.

f.	Dividend payments.

•	Dividend payments were used to maximize the cash flows of shareholders with the restriction that solvency (technical capital to risk-weighted assets) did not go below 10% for projected cash flow. This did not exceed the solvency limits required by regulators, which are in line with the market and future growth forecasts.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

License

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

Trademark

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

Database

For this asset, a value per user was estimated justified by the level of detail in the database and considering total customers for the Colombia segment.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

3. Recoverable Amount Disclosures for Non-Financial Assets

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

4. Others

There have been no changes in valuation techniques of this period relative to those used in previous.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 32 - OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income

The detail of other operating income is as follows:

	Note	2013	2014	2015
		MCh$	MCh$	MCh$

Revenues for assets received in lieu of payment
Assets received in lieu of payment provision released		—	—	—
Gain on sales of assets received in lieu of payment		1,921	2,226	2,356
Others		71	645	1,699

Subtotal		1,992	2,871	4,055

Contingency provisions used
Other contingency provisions	20 b)	57	2,749	934

Subtotal		57	2,749	934

Other Revenues
Gain on sales of property, plant and equipment		25,164	415	461
Compensation insurance companies		106	89	95

Subtotal		25,270	504	556

Leasing contributions revenue		1,591	2,181	1,167
Other operating income -Subsidiaries		1,146	2,561	3,136
Gain on sales of leased assets		334	604	1,357
Other operating income -Leasing		185	241	366
Insurance reimbursement		2,750	6,417	8,206
Change useful life intangible assets Helm Bank		—	2,272	—
Reimbursement of guarantees (Fogafin - Colombia)		—	1,402	—
Income policy administration		397	1,481	—
Valuation of investment income		—	—	889
Rental income		1,279	2,713	618
Other income		4,657	2,962	2,368

Subtotal		12,339	22,834	18,107

Total		39,658	28,958	23,652

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

b)	Other operating expenses

Other operating expenses for the years ended December 31, 2013, 2014 and 2015 are the following:

	Note		2013	2014	2015
			MCh$	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Provisions for assets received in lieu of payment			(35)	—	(361)
Maintenance expenses of assets received in lieu of payment			(352)	(554)	(486)

Subtotal			(387)	(554)	(847)

Contingency provisions
Other contingency provisions	20 b	)	(107)	—	—

Subtotal			(107)	—	—

Other expenses
Other expenses			(14,740)	(23,745)	(22,348)

Subtotal			(14,740)	(23,745)	(22,348)

Total			(15,234)	(24,299)	(23,195)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 33 - RELATED PARTY TRANSACTIONS

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

Transactions that the Bank entered into with related parties as of December 31, 2013, 2014 and 2015 are specified below:

a)	Loans granted to related parties

Loan granted to related parties as of December 31, 2014 and 2015 are as fol1ows:

As of December 31, 2014	Operating Companies	Investment Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables to customers:
Commercial loans	181,576	31,351	1,741
Mortgage Loans	—	—	14,580
Consumer Loans	—	—	2,592

Loans and receivables to customers - gross	181,576	31,351	18,913
Provision for loan losses	(2,650)	(154)	(47)

Loans and receivables to customers, net	178,926	31,197	18,866

Other	76,396	312	2,304

As of December 31, 2015	Operating Companies	Investment Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables to customers:
Commercial loans	86,595	24,406	3,863
Mortgage Loans	—	—	16,451
Consumer Loans	—	—	2,362

Loans and receivables to customers - gross	86,595	24,406	22,676
Provision for loan losses	(1,731)	(6)	(82)

Loans and receivables to customers, net	84,864	24,400	22,594

Other	28,972	674	2,910

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

b)	Other transactions with related parties

For the years ended December 31, 2013, 2014 and 2015, the Bank entered into the following transactions with related parties for amounts exceeding UF 1,000.

As of December 31, 2013:
			Asset (Liability)	Effect on Statement of Income
Company	Description	Notes		Income	(expense)
			MCh$	MCh$	MCh$
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs		—	—	2,740
Corp Group Interhold S.A. and Corp Group Holding Inversiones Ltda.	Management advisory services		—	—	2,632
Transbank S.A.	Credit Card processing		—	—	2,430
SMU S.A., Rendic Hnos S.A.	Prepaid rent for space for ATMs	16	19,067	—	1,928
Redbanc S.A.	Automatic teller machine administration		—	—	1,782
Promoservice S.A.	Promotion services		—	—	1,508
Recaudaciones y Cobranzas S.A. (*)	Office rent and credit collection		—	—	971
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing		—	—	846
Fundación Corpgroup Centro Cultural	Donations		—	—	736
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office rent		—	—	318
Empresa Periodística La Tercera S.A.	Advertising services		—	—	163
Fundación Descúbreme	Donations		—	—	80

(*)	Since February 2015, the company is a subsidiary of CorpBanca Chile.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

As of December 31, 2014:
Company	Description	Notes	Balance Asset	Effect on Statement of Income
			(Liability)	Income	(expense)
			MCh$	MCh$	MCh$
Transbank S.A.	Credit Card processing		—	—	3,617
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs		—	—	3,067
Inversiones Corp Group Interhold Ltda.	Management advisory services		—	—	2,187
SMU S.A., Rendic Hnos S.A.	Prepaid rent for space for ATMs	16	18,157	—	2,092
Redbanc S.A.	Automatic teller machine administration		—	—	2,016
Recaudaciones y Cobranzas S.A. (*)	Office rent and credit collection		—	—	1,943
Fundación Corpgroup Centro Cultural	Donations		—	—	1,505
Promoservice S.A.	Promotion services		—	—	1,188
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing		—	—	936
Corp Group Holding Inversiones Limitada	Advisory		—	—	618
Corp Research S.A	Management advisory services		—	—	408
Empresa Periodística La Tercera S.A.	Advertising services		—	—	282
CAI Gestion Inmobiliaria S.A	Commercial Homes (Department Stores)		—	—	219
Grupo de Radios Dial S.A	Publicity		—	—	177
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office rent		—	—	159
Hotel Corporation of Chile S.A	Accommodation, events		—	—	132
Pulso Editorial S.A	Publishing Services		—	—	111
Fundación Descúbreme	Donations		—	—	78
Corp Imagen y diseños S.A	Other services		—	—	76
Asesorias e Inversiones Rapelco Limitada S.A	Other services		—	—	49

(*)	Since February 2015, the company is a subsidiary of CorpBanca Chile.

As of December 31, 2015:
Company	Description	Notes	Balance Asset	Effect on Statement of Income
				Income	(expense)
			MCh$	MCh$	MCh$
Transbank S.A.	Credit Card processing		—	—	5,469
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs		—	—	4,298
Fundación Corpgroup Centro Cultural	Donations		—	—	3,550
Inversiones Corp Group Interhold Ltda.	Management advisory services		—	—	2,289
SMU S.A., Rendic Hnos S.A.	Prepaid rent for space for ATMs	16	16,805	—	2,054
Redbanc S.A.	Automatic teller machine administration		—	—	2,028
Promoservice S.A.	Promotion services		—	—	1,677
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing		—	—	1,018
Pulso Editorial S.A	Publishing Services		—	—	697
Corp Research S.A	Management advisory services		—	—	426
Corp Group Holding Inversiones Limitada	Advisory		—	—	375
Fundación Descúbreme	Donations		—	—	193
Grupo de Radios Dial S.A	Publicity		—	—	189
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office rent		—	—	160
Hotel Corporation of Chile S.A	Accommodation, events		—	—	160
Corp Imagen y diseños S.A	Other services		—	—	89
CAI Gestion Inmobiliaria S.A	Commercial Homes (Department Stores)		—	—	58
Asesorias e Inversiones Rapelco Limitada S.A	Other services		—	—	53

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

These transactions were carried out at normal market prices prevailing at the day of the transactions.

In accordance with IAS 24, the relationship of all listed companies in the above table falls under the category “other related parties”.

c)	Other assets and liabilities with related parties

As of December 31, 2013:
Company	Description	Balance Asset	Effect on Statement of
			Income	(expense)
		MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	—	—	736
Fundación Descúbreme	Donations	—	—	80
Fundación El Golf	Donations	—	—	5

As of December 31, 2014:
Company	Description	Balance Asset	Effect on Statement of
			Income	(expense)
		MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	—	—	1,505
Fundación Descúbreme	Donations	—	—	78
Fundación de Inclusión Social Aprendamos	Donations	—	—	5

As of December 31, 2015:
Company	Description	Balance Asset	Effect on Statement of
			Income	(expense)
		MCh $	MCh $	MCh $
Fundación Corpgroup Centro Cultural	Donations	—	—	3,550
Fundación Descúbreme	Donations	—	—	193
Fundación de Inclusión Social Aprendamos	Donations	—	—	5

d)	Other assets and liabilities with related parties

	As of December 31,
	2014	2015
	MCh$	MCh$
ASSETS
Derivative financial instruments	17,686	59,642
Other assets	212	249

LIABILITIES
Derivative financial instruments	—	—
Demand deposits	84,848	76,337
Deposits and other time deposits	196,956	157,549
Other Liabilities	1,093	1,050

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

e)	Operating income /expenses from related party transactions

	As of December 31,
	2013		2014		2015
Type of recognized income or expense	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	25,501	9,251	11,159	1,318	18,048	11,502
Income and expenses on fees and services	470	249	903	88	483	29
Gain and Loss on other financial transactions	311	—	—	—	—	—
Operating support expense	525	15,994	317	20,906	214	27,295
Other income and expense	—	437	—	848	—	141

Total	26,807	25,931	12,379	23,160	18,745	38,967

f)	Contracts with related parties

2014

Company	Description

Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease
Corp Group Holding Inversiones Limitada	Advisory
Corp Research S.A	Management advisory services
Empresa Periodística La Tercera S.A.	Advertising services
Fundación Corpgroup Centro Cultural	Donations
Fundación Descúbreme	Donations
Grupo de Radios Dial S.A	Publicity
Hotel Corporation of Chile S.A	Accommodation, events
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs
Inversiones Corp Group Interhold Ltda.	Management advisory services
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing
Promoservice S.A.	Promotion services
Pulso Editorial S.A	Publishing Services
Recaudaciones y Cobranzas S.A. (*)	Office rent and credit collection
Redbanc S.A.	Automatic teller machine administration
SMU S.A., Rendic Hnos S.A.	Rent spaces ATMs
Transbank S.A.	Credit Card processing

(*)	Since February 2015, the company is a subsidiary of CorpBanca Chile.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

2015

Company	Description

CAI Gestión Inmobiliaria S.A.	Department stores
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease
Corp Group Holding Inversiones Limitada	Advisory
Corp Imagen y Diseño S.A	Other services
Corp Research S.A	Management advisory services
Distribución y Servicios META S.A.	Other services
Empresa Periodística La Tercera S.A.	Advertising services
Fundación Corpgroup Centro Cultural	Donations
Fundación Descúbreme	Donations
Grupo de Radios Dial S.A	Publicity
Hotel Corporation of Chile S.A	Accommodation, events
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs
Instituto profesional AIEP S.A	Advertising services
Inversiones Corp Group Interhold Ltda.	Management advisory services
Inversiones Santa Valentina S.A.	Administrative consulting
Laborum.com Chile S.A.	Advertising services
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing
Promoservice S.A.	Promotion services
Pulso Editorial S.A	Publishing Services
Redbanc S.A.	Automatic teller machine administration
SMU S.A., Rendic Hnos S.A.	Rent spaces ATMs
Transbank S.A.	Credit Card processing
UNIRED S.A.	Payment management

g)	Remunerations to members of the board and key management personnel

Remunerations paid to key management personnel are sets forth in table below:

	As of December 31,
	2013	2014	2015
	MCh$	MCh$	MCh$
Short term benefits	23,563	26,325	23,545
Severance indemnities	395	1,482	508

Total	23,958	27,807	24,053

2015

In 2015 managers and senior executives received MCh$17,652 for remuneration. Additionally, depending on the bonus policy established by the Division of Human Resources, in conjunction with the General Manager and duly approved by the Board of Directors, senior executives of the Bank were awarded bonuses for meeting goals.

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

h)	Key management personnel

As of December 31, 2014 and 2015, the composition of the Bank’s key management personnel is as follows:

	Number of Executives
Position	2014	2015

Directors	42	51
Chief Executive Officers -at the Subsidiaries	9	9
Division Managers	24	21
Department Managers	154	158
Deputy Managers	138	142
Vicepresident	19	17

i)	Transactions with key management personnel

During 2014 and 2015 transactions with key personnel were carried out as follows:

	Income
	2013	2014	2015
	MCh$	MCh$	MCh$

Credit Cards	149	138	202
Consumer loans	283	133	381
Commercial loans	62	101	53
Mortgages loans	792	2,495	1,254

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 34 - FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

This disclosure was prepared based on the guidelines “Fair Value of Financial Instruments” from the IFRS 13 “Fair Value Measurements”.

The following section details the main guidelines and definitions used by the Group:

Fair value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal16 or most advantageous17 market and is not forced (i.e. it does not consider factors specific to the Group that may influence a real transaction).

Market participants: Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

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

Fair value measurement: When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction: A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants: The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

Prices: Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in a orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Highest and best use of non-financial assets: The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

Group’s own liabilities and equity instruments: The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

[16]	The market with the greatest volume and level of activity for the asset or liability.
[17]	The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

a.	A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

b.	An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Default risk: The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity’s own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition: When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques: The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention:

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

Present value techniques: Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Components of the present value measurement: Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

Fair value hierarchy; Gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

1.1	Determination of the fair value of financial instruments

The following table summarizes the fair values of the Bank’s main financial assets and liabilities as of December 31, 2014 and 2015, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

		2014		2015
	Notes	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	1,169,178	1,169,178	1,004,757	1,004,757
Cash in the process of collection	5	212,842	212,842	176,501	176,501
Trading portfolio financial assets	6	685,898	685,898	323,899	323,899
Investments under agreements to resell	7	78,079	78,079	24,674	24,674
Derivative financial instruments	8	766,799	766,799	1,008,915	1,008,915
Loans and receivables from banks	9	814,209	814,209	451,829	451,829
Loans and receivables from customers	10	13,892,270	14,215,243	14,454,357	15,389,442
Financial investments available-for-sale	11	1,156,896	1,156,896	1,924,788	1,924,788
Held to maturity investments	11	190,677	190,713	170,191	160,258

LIABILITIES
Current accounts and demand deposits	17	3,954,948	3,928,982	4,431,619	4,393,163
Transaction in the course of payment	5	145,771	145,771	105,441	105,441
Obligations under repurchase agreements	7	661,663	661,663	260,631	260,631
Time deposits and saving accounts	17	8,076,966	8,077,208	8,495,603	8,476,053
Derivative financial instruments	8	607,683	607,683	731,114	731,114
Borrowings from financial institutions	18	1,431,923	1,438,512	1,528,585	1,523,976
Debt issued	19	3,079,050	3,239,315	3,227,554	3,383,605
Other financial obligations	19	15,422	15,422	14,475	14,475

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

1.1.2. Fair Value measurement of financial assets and liabilities (recurring)

		Fair value measurement of recurring items
	Note	2014	2015
		MCh$	MCh$
ASSETS
Trading portfolio financial assets	6	685,898	323,899
From the Chilean Government and Central Bank		4,822	6,210
Other instruments issued in Chile		15,883	37,295
Foreign government and Central Bank instruments		542,791	192,427
Other instruments issued abroad		110,615	57,875
Mutual fund investments		11,787	30,092
Financial investments available for sale	11	1,156,896	1,924,788
From the Chilean Government and Central Bank		536,928	786,609
Other instruments issued in Chile		105,891	148,829
Foreign government and Central Bank instruments		434,392	629,297
Other instruments issued abroad		79,685	360,053
Derivative financial instruments	8	766,799	1,008,915
Forwards		154,229	225,986
Swaps		609,526	777,763
Call Options		2,648	4,655
Put Options		396	511

Total		2,609,593	3,257,602

LIABILITIES
Derivative financial instruments	8	607,683	731,114
Forwards		140,949	191,589
Swaps		463,484	535,212
Call Options		2,564	3,511
Put Options		686	802

Total		607,683	731,114

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

Derivative instruments

The estimated fair value of derivative instruments is calculated using prices quoted on the market for financial instruments of similar characteristics.

The methodology therefore recognizes the credit risk of each counterparty.

The effect of both CVA (counterparty valuation adjustement) and DVA (negative counterparty valuation adjustment) are incorporated in the valuation of a derivatives contracts.

1.2 Fair value hierarchy18

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

The Black and Scholes model is used for options based on prices of brokers in the Over-The-Counter market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

[18]	Level 2 and level 1 hierarchy instruments are not subject to adjustments of liquidity and credit spread because prices for such instruments are observed on active markets.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and creates market curves for use in the final result.

•	Level 3: inputs are unobservable inputs for the asset or liability.

This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models include liquidity and credit spread adjustments, over an OIS CLP swap curve. Additionally The Group has two derivative products in this category:

Due to the lack of liquidity of the active banking rate (TAB), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the Interest Rate Swap with the greatest market depth.

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

	As of December 31, 2014
Impact of Calibration in	Total	Volatility of American Forwards	TAB 30	TAB 90	TAB 180	TAB 360
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
American Forward USD-CLP	—	—	—	—	—	—

Basis TAB CLP	(1,452)	—	82	(377)	(1,146)	(11)
Basis TAB CLF	(539)	—	—	—	28	(567)

Total	(1,991)	—	82	(377)	(1,118)	(578)

	As of December 31, 2015
Impact of Calibration in	Total	Volatility of American Forwards	TAB 30	TAB 90	TAB 180	TAB 360
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
American Forward USD-CLP	—	—	—	—	—	—

Basis TAB CLP	(495)	—	(194)	(153)	(145)	(3)
Basis TAB CLF	(264)	—	—	—	(434)	170

Total	(759)	—	(194)	(153)	(579)	167

The adjustments (CVA and DVA) are recognized periodically in the financial statements since December 2013, the portfolio of derivative contracts accumulate an effect of MCh$(6,773) as of December 31, 2015 (MCh$(2,929) as of December 31, 2014), the breakdown is as follows:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	As of December 31,
	2014		2015
	CVA	DVA	CVA	DVA
	MCh$	MCh$	MCh$	MCh$

Derivatives held for hedging	(1)	10	(3)	15

Fair value	(1)	3	—	2

Currency Forwards	—	—	—	—
Currency Swaps	(1)	2	—	2
Interest Rate Swaps	—	1	—	—

Cash Flow	—	7	(4)	11

Currency Forwards	—	5	1	3
Currency Swaps	—	(1)	(6)	6
Interest Rate Swaps		3	1	2

Inversiones en el Exterior	—	—	1	2

Currency Forwards	—	—	1	2
Currency Swaps	—	—	—	—
Interest Rate Swaps		—	—	—

Derivatives held for trading	(3,075)	137	(7,016)	231

Currency Forwards	330	5	(307)	25
Currency Swaps	(3,723)	118	(5,533)	192
Interest Rate Swaps	313	13	(1,134)	12
Currency Call Options	5	1	(42)	2
Currency Put Options	—	—	—	—
Total financial derivatives	(3,076)	147	(7,019)	246

Net Effect	(2,929)		(6,773)

The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
1	Shares	Various	Santiago Stock Exchange	Directly observable price.
	Mutual Funds	Asset Managers	SVS	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Stock Exchange	Internal rate of return (IRR) based on prices.
2	Derivatives	N/A	Over-The-Counter (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market instruments	Chilean Central Bank and Chilean Treasury	Santiago Stock Exchange	Interest rate curves based on prices.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	Money market instruments	Banks	Santiago Stock Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc
3	Derivatives, active banking rate (TAB)	N/A	Over-The-Counter (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for December 31, 2014 and 2015.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

		Fair Value Measurement at reporting date using
As of December 31, 2015	Notes	Fair Value Amount	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		MCh$	MCh$	MCh$	MCh$
ASSETS

Trading securities	6	323,899	228,729	95,170	—
Chilean Central Bank and Government securities		6,210	6,210	—	—
Other national institution securities		37,295	—	37,295	—
Foreign Institution Securities		192,427	192,427	—	—
Other foreign Securities		57,875	—	57,875	—
Mutual funds Investments		30,092	30,092	—	—

Available-for-sale securities	11	1,924,788	1,415,047	509,741	—
Chilean Central Bank and Government securities:		786,609	785,750	859	—
Other national institution securities		148,829	—	148,829	—
Foreign Institution Securities		629,297	629,297	—	—
Other foreign Securities		360,053	—	360,053	—

Derivatives	8	1,008,915	—	962,034	46,881
Forwards		225,986	—	225,981	5
Swaps		777,763	—	730,887	46,876
Call Options		4,655	—	4,655	—
Put Options		511	—	511	—

Total		3,257,602	1,643,776	1,566,945	46,881

LIABILITIES

Derivatives	8	731,114	—	730,545	569
Forwards		191,589	—	191,560	29
Swaps		535,212	—	534,672	540
Call Options		3,511	—	3,511	—
Put Options		802	—	802	—

Total		731,114	—	730,545	569

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

1.2.1 Transfers between level 1 and 2

The following table details transfers of assets and liabilities between Level 1 and Level 2 during 2014.

			Transfers from
As of December 31, 2014	Note	Fair Value	Level 1 to 2	Level 2 to 1
		MCh$	MCh$	MCh$
ASSETS
Trading portfolio financial assets securities	6	685,898	—	—
Financial instruments available for sale	11	1,156,896	—	—
Derivative financial instruments	8	766,799	—	—

Total		2,609,593	—	—

LIABILITIES
Derivative financial instruments	8	607,683	—	—

Total		607,683	—	—

			Transfers from
As of December 31, 2015	Note	Fair Value	Level 1 to 2	Level 2 to 1
		M Ch$	M Ch$	M Ch$
ASSETS
Trading portfolio financial assets securities	6	323,899	—	—
Financial instruments available for sale	11	1,924,788	—	—
Derivative financial instruments	8	1,008,915	—	—

Total		3,257,602	—	—

LIABILITIES
Derivative financial instruments	8	731,114	—	—

Total		731,114	—	—

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of year-end 2015 and 2014.

As of December 31, 2014	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Net of purchases, sales and agreements	Transfers from level 1 or level 2	Closing balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	—					—
Financial assets available for sale	—					—
Derivative instruments	35,722	21,428	—	(6,558)	—	50,592

Total	35,722	21,428	—	(6,558)	—	50,592

LIABILITIES
Derivative instruments	2,716	5,897	—	(6,418)	—	2,195

Total	2,716	5,897	—	(6,418)	—	2,195

As of December 31, 2015	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Net of purchases, sales and agreements	Transfers from level 1 or level 2	Closing balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	—					—
Financial assets available for sale	—					—
Derivative instruments	50,592	3,845	—	(7,556)	—	46,881

Total	50,592	3,845	—	(7,556)	—	46,881

LIABILITIES
Derivative instruments	2,195	2,452	—	(4,078)	—	569

Total	2,195	2,452	—	(4,078)	—	569

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

1.2.3 Hierarchy for remaining assets and liabilities

The following table classifies assets and liabilities measured at fair value on a non-recurring basis, in accordance with the fair value hierachy as of year-end 2015 and 2014.

		Measurement at fair value of items not valued on a recurrent
As of December 31, 2014	Note	Estimated Fair Value	Quoted prices in active markets in identical assets (level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (level 3)
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	1,169,178	—	—	1,169,178
Cash in the process of collection	5	212,842	—	—	212,842
Investment under agreements to resell	7	78,079	—	50,973	27,106
Loans and receivables from banks	9	814,209	—	99,747	714,462
Loans and receivables from customers		14,215,243	—	—	14,215,243
Held to maturity investments		190,713	147,116	43,597	—

		16,680,264	147,116	194,317	16,338,831

LIABILITIES
Current accounts and demand deposits		3,928,982	—	—	3,928,982
Transaction in the course of payment	5	145,771	—	—	145,771
Obligations under repurchase agreements	7	661,663	—	—	661,663
Time deposits and savings accounts		8,077,208	—	5,359,682	2,717,526
Borrowings from financial institutions		1,438,512	—	—	1,438,512
Debt issued		3,239,315	—	2,865,595	373,720
Other financial obligations	19	15,422	—	—	15,422

		17,506,873	—	8,225,277	9,281,596

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

		Measurement at fair value of items not valued on a recurrent
As of December 31, 2015	Note	Estimated Fair Value	Quoted prices in active markets in identical assets (level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (level 3)
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	1,004,757	—	—	1,004,757
Cash in the process of collection	5	176,501	—	—	176,501
Investment under agreements to resell	7	24,674	—	14,126	10,548
Loans and receivables from banks	9	451,829	—	64,616	387,213
Loans and receivables from customers		15,389,442	—	—	15,389,442
Held to maturity investments		160,258	116,918	43,340	—

		17,207,461	116,918	122,082	16,968,461

LIABILITIES
Current accounts and demand deposits		4,393,163	—	—	4,393,163
Transaction in the course of payment	5	105,441	—	—	105,441
Obligations under repurchase agreements	7	260,631	—	—	260,631
Time deposits and savings accounts		8,476,052	—	5,403,245	3,072,807
Borrowings from financial institutions		1,523,976	—	—	1,523,976
Debt issued		3,383,606	—	3,001,142	382,464
Other financial obligations	19	14,475	—	—	14,475

		18,157,344	—	8,404,387	9,752,957

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

NOTE 35- RISK MANAGEMENT

1.	Introduction:

As a result of its activities, the Bank is exposed to several types of risks mainly related to its loan portfolio and financial instruments. The following sections describe the Bank’s main business activities and policies as they relate to risk management.

Risk Management Structure:

Board of Directors

At CorpBanca, the Board of Directors plays a leading role in corporate governance. They are responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with Chilean regulations, mainly from the SBIF. One of the principal functions of the Board of Directors is to monitor, evaluate and guide upper management to ensure that their actions are in line with best practices. To accomplish this, various Committees, support areas, codes and manuals have been developed, which lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank’s risks.

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

2.1 Quantitative and qualitative information about Credit Risk:

For CorpBanca, proper risk management in all areas, particularly regarding credit risk, is one of the core pillars of the Bank’s portfolio management efforts, striving to maintain a proper risk/return ratio.

CorpBanca’s credit risk management is based on the following key elements:

•	Loan policies.

•	Loan approval processes.

•	Sound risk culture that is consistent with the Bank’s strategy.

•	Regulatory and preventive outlook on risk.

•	Human resources with considerable expertise in loan-related decision making.

•	Active participation from Credit Risk Division in the approval process, using a market segmented structure.

•	Defined monitoring and collections processes with involvement from the Commercial, Risk, Rating and Asset Control Areas.

•	Dissemination of a risk culture throughout the Bank with internal and external training programs for the Commercial and Risk Areas.

•	The Companies Risk Division fulfills a checks-and-balances function for the commercial areas.

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

Debtors on the watch list must be included in the following action plans, depending on the type of problems that affect them:

Debtors with exit plans.
The Bank made the decision to completely eliminate the risk. For these debtors, there must be a defined payment plan.	V1

Debtors with plans to increase guarantee coverage.	V2

Debtors with plans to decrease exposure.	V3
Decrease debt to an amount that is comfortable for the Bank.

Debtors with monitoring plans.
Less degree of concern. Example: monitoring the capitalization of a company that is committed but not executed, one-time delays in payments, payment of claims questioned by the insurance company.	V4

Debtors with structured payment plans.	V5
Defined payment plan for all debt. Only requires monitoring that installments are paid on time.

Debtors declared as satisfactory assets.	V0
They were eliminated from the system after having satisfactorily complied with agreed-upon action plans.

Variables that determine the classification of an asset as on the watch list.

1.	Using warning signs, which may include:

•	Qualitative aspects of debtor (some examples)

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

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

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

The Rating and Asset Control Division reviews compliance with this provision on a monthly basis.

This portfolio is reviewed by the Rating and Asset Control Division each month.

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

Maximum Exposure to Credit Risk

The following table presents the distribution, by financial asset, of our maximum exposure to credit risk, as of December 31, 2014 and 2015, for different balance sheet components, including derivatives, and without deducting security interests in personal or real property or other credit improvements.

		Maximum Exposure
	Notes	2014	2015
		MCh$	MCh$

Loans and receivables from banks	9	814,209	451,829
Loans and receivables from customers	10	13,892,270	14,454,357
Derivative financial instruments	8	766,799	1,008,915
Investments under agreements to resell	7	78,079	24,674
Financial investments available-for-sale	11	1,156,896	1,924,788
Held to maturity investments	11	190,677	170,191
Other assets	16	415,267	438,323

For more detail on maximum credit risk exposure and concentration by type of financial instrument, see the specific notes.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

The following table displays the concentration of credit risk by industry for financial assets:

			As of December 31, 2014			As of December 31, 2015
	Notes		Maximum gross exposure	Maximum net exposure (1)%		Maximum gross exposure	Maximum net exposure (1)%
			MCh$	MCh$		MCh$	MCh$

Manufacturing			1,077,362	1,067,420	10.68%	879,875	863,100	8.23%
Mining			629,716	624,517	6.24%	766,707	752,089	7.17%
Electricity, gas and water			757,220	750,519	7.50%	697,735	684,432	6.52%
Agriculture and Livestock			303,029	300,132	3.00%	363,521	356,590	3.40%
Forestry and wood extraction			56,129	54,996	0.56%	44,023	43,184	0.41%
Fishing			2,199	2,154	0.02%	3,252	3,190	0.03%
Transport			328,718	325,302	3.26%	348,126	341,490	3.25%
Communications			94,681	93,843	0.94%	61,978	60,795	0.58%
Construction			1,102,304	1,090,783	10.92%	1,206,117	1,183,122	11.28%
Commerce			1,358,838	1,345,358	13.47%	1,309,427	1,284,462	12.24%
Services			3,925,713	3,888,321	38.91%	4,358,553	4,340,671	40.75%
Others			454,566	451,121	4.50%	657,204	644,672	6.14%

Subtotal Commercial Loans	10 a	)	10,090,475	9,994,466	100%	10,696,518	10,557,797	100%
Consumer Loans	10 a	)	1,709,842	1,676,008		1,703,159	1,676,773
Mortgage Loans	10 a	)	2,229,558	2,221,796		2,228,619	2,219,787

Total			14,029,875	13,892,270		14,628,296	14,454,357

(1)	Net of allowances

Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

•	For loans to companies, the main guarantees are:

•	Machinery and/or equipment

•	Projects under construction, buildings with specific purposes and urban plots or land.

•	For loans to individuals, the main guarantees are:

•	Houses, and

•	Apartments.

Credit quality by financial asset class

With regard to the quality of credits, these are described consistent with the standards issued by the Superintendency of Banks and Financial Institutions. A detail by credit quality is summarized as follows:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	Individual Portfolio										Group Portfolio
As of December 31, 2014	Normal Portfolio						Impaired Portfolio (*)			Total	Normal Portfolio	Impaired Portfolio	Total
	A1	A2	A3	A4	A5	A6	B1	B2	Impaired					General Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and receivables from banks	620,047	145,363	44,820	4,250	—	—	—	—	—	814,480	—	—	—	814,480
Provisions	—	(99)	(98)	(74)	—	—	—	—	—	(271)			—	(271)
%	—	0.07%	0.22%	1.74%	—	—	—	—	—	0.03%	—	—	—	0.03%

Loans and receivable from customers Commercial loans:
General Commercial loans	—	440,672	1,715,679	3,006,527	2,092,385	244,994	142,492	51,957	203,352	7,898,058	357,032	47,988	405,020	8,303,078
Foreign Trade loans	—	6,821	160,843	177,597	88,026	8,926	28,230	1,243	23,993	495,679	9,497	375	9,872	505,551
Lines of credit and overdrafts	—	—	8,235	7,008	3,918	264	413	123	1,118	21,079	12,162	1,609	13,771	34,850
Factored receivables	—	—	4,574	30,570	28,474	481	29	—	65	64,193	5,643	78	5,721	69,914
Leasing contracts	—	6,762	69,110	309,153	285,389	31,491	33,432	12,244	34,070	781,651	79,812	5,029	84,841	866,492
Other outstanding loans	2	168	1,686	1,943	1,837	141	86	54	1,560	7,477	302,521	592	303,113	310,590

Subtotal Commercial loans	2	454,423	1,960,127	3,532,798	2,500,029	286,297	204,682	65,621	264,158	9,268,137	766,667	55,671	822,338	10,090,475
Provisions	—	(139)	(1,466)	(16,856)	(18,782)	(2,891)	(4,246)	(3,331)	(33,151)	(80,862)	(6,163)	(8,984)	(15,147)	(96,009)
%		0.03%	0.07%	0.48%	0.75%	1.01%	2.07%	5.08%	12.55%	0.87%	0.80%	16.14%	1.84%	0.95%

Consumer loans	—	—	—	—	—	—	—	—	—	—	1,660,853	48,989	1,709,842	1,709,842
Provisions	—	—	—	—	—	—	—	—	—	—	(21,399)	(12,435)	(33,834)	(33,834)
%	—	—	—	—	—	—	—	—	—	—	1.29%	25.38%	1.98%	1.98%

Mortgage loans	—	—	—	—	—	—	—	—	—	—	2,192,177	37,381	2,229,558	2,229,558
Provisions	—	—	—	—	—	—	—	—	—	—	(5,029)	(2,733)	(7,762)	(7,762)
%	—	—	—	—	—	—	—	—	—	—	0.23%	7.31%	0.35%	0.35%

Total loans and receivable to customers	2	454,423	1,960,127	3,532,798	2,500,029	286,297	204,682	65,621	264,158	9,268,137	4,619,697	142,041	4,761,738	14,029,875
Provisions	—	(139)	(1,466)	(16,856)	(18,782)	(2,891)	(4,246)	(3,331)	(33,151)	(81,133)	(32,591)	(24,152)	(56,743)	(137,605)
%Provisions		0.03%	0.07%	0.48%	0.75%	1.01%	2.07%	5.08%	12.55%	0.88%	0.71%	17.00%	1.19%	0.98%

(*)	B1 and B2: Customers who have financial difficulties but still are not impaired.

Impaired: Customers who have financial difficulties and are impaired.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	Individual Portfolio										Group Portfolio
As of December 31, 2015	Normal Portfolio						Impaired Portfolio (*)				Normal Portfolio	Impaired Portfolio
	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Total			Total	General Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and receivables from banks	308,028	64,652	21,379	58,010	—	—	—	—	—	452,069	—	—	—	452,069
Provisions	—	(111)	(129)	—						(240)	—	—	—	(240)
%Provisions	—	0.17%	0.60%	—	—	—	—	—	—	0.05%	—	—	—	0.05%

Loans and receivable from customers Commercial loans:
General Commercial loans	—	337,942	1,902,372	2,982,307	2,181,402	303,679	122,571	73,698	207,409	8,111,380	627,823	82,657	710,480	8,821,860
Foreign Trade loans	—	3,558	142,449	148,669	82,726	24,727	33,564	11,082	18,368	465,143	55,512	684	56,196	521,339
Lines of credit and overdrafts	—	—	390	7,837	3,760	184	61	25	757	13,014	13,267	2,451	15,718	28,732
Factored receivables	—	—	1,236	30,918	13,182	38	670	—	49	46,093	15,537	383	15,920	62,013
Leasing contracts	—	7,924	46,238	257,945	305,434	54,407	27,788	7,737	46,284	753,757	126,939	7,493	134,432	888,189
Other outstanding loans	—	182	547	3,921	2,633	157	79	338	1,469	9,326	351,622	13,437	365,059	374,385
Subtotal Commercial loans	—	349,606	2,093,232	3,431,597	2,589,137	383,192	184,733	92,880	274,336	9,398,713	1,190,700	107,105	1,297,805	10,696,518
Provisions	—	(99)	(1,602)	(10,957)	(16,776)	(9,790)	(3,918)	(18,921)	(59,439)	(121,502)	(8,197)	(9,022)	(17,219)	(138,721)
%Provisions	—	0.03%	0.08%	0.32%	0.65%	2.55%	2.12%	20.37%	21.67%	1.29%	0.69%	8.42%	1.33%	1.30%

Consumer loans	—	—	—	—	—	—	—	—	—	—	1,660,349	42,810	1,703,159	1,703,159
Provisions	—	—	—	—	—	—	—	—	—	—	(21,186)	(5,200)	(26,386)	(26,386)
%Provisions	—	—	—	—	—	—	—	—	—	—	1.28%	12.15%	1.55%	1.55%

Mortgage loans	—	—	—	—	—	—	—	—	—	—	2,192,888	35,731	2,228,619	2,228,619
Provisions	—	—	—	—	—	—	—	—	—	—	(5,616)	(3,216)	(8,832)	(8,832)
%Provisions	—	—	—	—	—	—	—	—	—	—	0.26%	9.00%	0.40%	0.40%

Total loans and receivable to customers	—	349,606	2,093,232	3,431,597	2,589,137	383,192	184,733	92,880	274,336	9,398,713	5,043,937	185,646	5,229,583	14,628,296
Provisions	—	(99)	(1,602)	(10,957)	(16,776)	(9,790)#	(3,918)	(18,921)	(59,439)	(121,502)	(34,999)	(17,438)	(52,437)	(173,939)
%Provisions	—	0.03%	0.08%	0.32%	0.65%	2.55%	2.12%	20.37%	21.67%	1.29%	0.69%	9.39%	1.00%	1.19%

Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)	B1 and B2: Customers who have financial difficulties but still are not impaired.

Impaired: Customers who have financial difficulties and are impaired.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

The overdue analysis by financial asset class is as follows:

	As of December 31, 2014
	1-29 days	30-89 days	90 days or more	Total
	MCh$	MCh$	MCh$	MCh$

Loans and receivables to banks	—	—	—	—
Loans and receivables to customers:
Commercial loans	56,977	20,998	73,705	151,680
Mortgage loans	1,778	974	4,629	7,381
Consumer loans	32,367	14,915	4,316	51,598
Financial investments	—	—	—	—

Total	91,122	36,887	82,650	210,659

	As of December 31, 2015
	1-29 days	30-89 days	90 days or more	Total
	MCh$	MCh$	MCh$	MCh$

Loans and receivables to banks	—	—	—	—
Loans and receivables to customers:
Commercial loans	41,108	29,628	96,047	166,783
Mortgage loans	1,407	970	4,724	7,101
Consumer loans	31,846	14,569	4,126	50,541
Financial investments	—	—	—	—

Total	74,361	45,167	104,897	224,425

The fair value of the collateral of overdue but not impaired loans was MCh$301,965 as of December 31, 2015 (MCh$857,110 as of December 31, 2014).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

The following tables details assets and liabilities by currency as of December 31, 2014 and 2015:

As of December 31, 2014	Notes	US$	Euro	Yen	Sterling pound	Colombian pesos	Other currencies	UF	Pesos	ER(*)
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Cash and due from bank	5	399,755	11,675	1,293	30	622,248	265	—	133,912	—
Cash in the process of collection	5	51,716	1,865	—	486	7,433	41	—	151,301	—
Trading portfolio financial assets	6	82,316	—	—	—	571,089	—	5,434	27,059	—
Investments under agreements to resell	7	—	—	—	—	50,973	—	272	26,834	—
Derivative financial instruments	8	338,506	—	—	—	115,515	—	—	312,778	—
Loans and receivables from banks	9	91,958	—	—	—	102,204	—	—	620,047	—
Loans and receivables from customers	10	1,501,179	2,586	—	—	5,044,193	6	3,903,662	3,430,948	9,696
Financial investments available-for-sale	11	43,068	—	—	—	479,103	—	220,478	404,580	9,667
Held to maturity investments	11	24,275	—	—	—	159,227	—	7,175	—	—
Investments in other companies	12	—	—	—	—	5,520	—	—	10,322	—
Intangible assets	13	103	—	—	—	321,029	—	—	436,645	—
Property, plant and equipment	14	1,345	—	—	—	52,502	—	—	38,795	—
Current taxes	15	—	—	—	—	20,834	—	—	—	—
Deferred income taxes	15	2,702	—	—	—	—	—	—	—	—
Other Assets	16	126,277	—	—	—	83,536	—	6	205,448	—

Total Assets		2,663,200	16,126	1,293	516	7,635,406	312	4,137,027	5,798,669	19,363

Current accounts and demand deposits	17	120,915	2,588	—	9	2,863,024	64	10,117	958,231	—
Transaction in the course of payment	5	75,017	1,782	1,617	15	205	128	—	67,007	—
Obligations under repurchase agreements	7	131	—	—	—	652,804	—	—	8,728	—
Time deposits and saving accounts	17	1,024,704	8,388	—	—	2,237,371	—	527,356	4,279,146	1
Derivative financial instruments	8	268,071	—	—	—	80,876	—	640	258,096	—
Borrowings from financial institutions	18	1,025,646	3,308	—	—	402,969	—	—	—	—
Debt issued	19	892,149	—	—	—	373,720	—	1,766,196	46,985	—
Other financial obligations	19	—	—	—	—	1,371	—	4,552	9,286	213
Current income tax provision	15	517	—	—	—	—	—	—	18,709	—
Deferred income taxes	15	—	—	—	—	27,809	—	—	48,784	—
Provisions	20	5,764	—	—	—	44,657	—	—	149,868	—
Other Liabilities	21	27,988	—	—	—	69,261	—	502	112,965	—

Total Liabilities		3,440,902	16,066	1,617	24	6,754,067	192	2,309,363	5,957,805	214

Net Assets (liabilities)		(777,702)	60	(324)	492	881,339	120	1,827,664	(159,136)	19,149
Contingent loans	22	459,290	17,061	1,225	—	1,016,737	—	282,259	1,414,863	—

Net asset (liability) position		(318,412)	17,121	901	492	1,898,076	120	2,109,923	1,255,727	19,149

(*)	exchange rate

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

As of December 31, 2015	Notes	US$	Euro	Yen	Sterling Pound	Colombian Pesos	Other Currencies	UF	Pesos	ER(*)
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Cash and due from bank	5	294,317	6,212	72	121	522,118	354	—	181,563	—
Cash in the process of collection	5	79,335	2,174	—	100	3,056	241	—	91,595	—
Trading portfolio financial assets	6	—	—	—	—	256,440	—	24,895	42,564	—
Investments under agreements to resell	7	—	—	—	—	14,126	—	—	10,548	—
Derivative financial instruments	8	502,519	—	—	—	164,095	—	—	342,301	—
Loans and receivables from banks	9	79,185	—	—	—	64,616	—	—	308,028	—
Loans and receivables from customers	10	1,671,859	3,375	—	—	4,981,415	—	4,060,651	3,736,532	525
Financial investments available-for-sale	11	76,383	—	—	—	926,865	—	577,264	333,345	10,931
Held to maturity investments	11	7,246	—	—	—	157,402	—	5,543	—	—
Investments in other companies	12	—	—	—	—	4,578	—	—	10,070	—
Intangible assets	13	99	—	—	—	286,769	—	—	378,396	—
Property, plant and equipment	14	1,391	—	—	—	49,657	—	—	40,582	—
Current taxes	15	—	—	—	—	46,904	—	—	—	—
Deferred income taxes	15	8,248	—	—	—	—	—	—	423	—
Other Assets	16	162,593	—	—	—	126,537	—	4	149,189	—

Total Assets		2,883,175	11,761	72	221	7,604,578	595	4,668,357	5,625,136	11,456

Current accounts and demand deposits	17	306,508	3,974	—	—	3,086,338	53	10,045	1,024,701	—
Transaction in the course of payment	5	14,082	6,289	—	16	—	238	—	84,816	—
Obligations under repurchase agreements	7	109	—	—	—	240,385	—	—	20,137	—
Time deposits and saving accounts	17	1,156,878	268	—	—	2,377,700	—	581,482	4,379,275	—
Derivative financial instruments	8	342,583	—	—	—	101,995	—	540	285,996	—
Borrowings from financial institutions	18	1,059,591	2,422	—	—	466,572	—	—	—	—
Debt issued	19	1,050,149	—	—	—	342,519	—	1,764,207	70,679	—
Other financial obligations	19	—	—	—	—	1,610	—	3,016	9,849	—
Current income tax provision	15	718	—	—	—	—	—	—	41,739	—
Deferred income taxes	15	—	—	—	—	40,433	—	—	—	—
Provisions	20	4,892	—	—	—	64,686	—	—	113,129	—
Other Liabilities	21	36,663	—	—	—	68,339	—	—	104,437	—

Total Liabilities		3,972,173	12,953	—	16	6,790,577	291	2,359,290	6,134,758	—

Net Assets (liabilities)		(1,088,998)	(1,192)	72	205	814,001	304	2,309,067	(509,622)	11,456
Contingent loans	22	608,029	7,413	728	—	904,259	—	354,929	1,410,053	—

Net asset (liability) position		(480,969)	6,221	800	205	1,718,260	304	2,663,996	900,431	11,456

(*)	exchange rate

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

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

(1)	Risk Factors

i.	Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions.

The main sources of foreign exchange risk are:

•	Positions in foreign currency (FX) within the trading book.

•	Currency mismatches between assets and liabilities in the banking book.

•	Cash flow mismatches in different currencies.

•	Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the bank’s income statement and equity. This effect is known as “translation risk”.

ii.	Indexation Rate Risk

Indexation risk is the exposure to changes in indexed units (e.g. UF, UVR or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the balance sheet may be denominated.

iii.	Interest Rate Risk

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

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

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

iv.	Prepayment or Call Risk

This risk arises from the possible prepayment (partial or full) of any transaction before its contractual maturity, generating the need to reinvest the freed cash flows at a different rate than that of the prepaid transaction.

v.	Underwriting Risk

This risk arises as a result of the Bank underwriting a placement of bonds or other debt instruments, taking on the risk of coming to own the portion of the issuance that could not be placed among potential interested parties.

vi.	Correlation Risk

Correlation risk is the exposure to changes in estimated correlations between the relative value of two or more assets, or a difference between the effective and estimated correlation over the life of the transaction.

vii.	Market Liquidity Risk

Market liquidity risk is the exposure to losses as a result of the potential impact on transaction prices or costs in the sale or closure of a position. This risk is related to the particular market’s degree of depth.

viii.	Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as the exposure to changes in the perceived volatility of these factors.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

b)	Management Principles

The principles used to manage funding liquidity risk include:

•	Balancing strategic liquidity objectives with corporate profitability objectives, designing and implementing investment and financing strategies to compete with our key competitors.

•	Designing policies, limits and procedures in accordance with banking regulations, internal rules and CorpBanca’s strategic business objectives.

•	Establishing a robust framework for managing liquidity risk that guarantees that the entity will maintain sufficient liquidity, including a cushion of high-quality, unencumbered liquid assets that can be used to contend with a series of stress-generating events, including those that bring about losses or weaken sources of secured and unsecured financing.

•	Clearly establishing liquidity risk tolerance appropriate for its business strategy and its size within the financial system.

•	The Bank has a financing strategy that promotes effective diversification of funding sources and maturities. It maintains a continuous presence in the funding market with correspondent banks and select customers, maintaining close relationships and promoting diversification of funding sources. It also keeps appropriate lines of financing available, ensuring its ability to obtain liquid resources quickly. The Bank has identified the main factors of vulnerability that affect its ability to secure funds and monitors the validity of the assumptions behind estimates for obtaining funding.

•	CorpBanca actively manages its intraday liquidity positions and risks in order to punctually meet its payment and liquidation obligations both under normal circumstances as well as situations of stress, contributing to the smooth operations of the payment and settlement systems.

c)	Others

•	The maturity analysis of financial assets and liabilities are in Note 36 Maturity of assets and liabilities.

•	For further information on funding liquidity risk see page F- 219.

3.	Counterparty Risk

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

The Bank includes in the valuation of derivatives the “Counterparty Valuation Adjustment” (CVA), to reflect the counterparty risk in the determination of fair value.This valuation considers the Bank’s own credit risk, known as “Debit Valuation Adjustment” (DVA). See Note 34 Financial Assets And Liabilities Measured At Fair Value.

Offsetting financial assets and liabilities

The Bank should offset a financial asset and a financial liability and the net amount presented in the statement of financial position when and only when:

i.- currently has a legally enforceable right to set off the recognized amounts; and

ii.- intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The bank includes assets and financial liabilities that have master netting agreements but do not qualify to be netting directly in the statement of financial position and hence their values are presented gross in that Statement.

According to the above, the following table shows the impact of the main assets and liabilities offset and those who maintain netting agreements (including financial guarantees), but do not qualify to be netting directly in the statement of financial position.

		As of December 31, 2015
		Finnancial Instruments offset in the Statement of Financial Position.				Finnancial Instruments not offset in the Statement of Financial Position. (3)
		Gross amount (1)	Amounts offset (2)	Net amounts reported in the Statement of Financial Position.		Amounts to offset (4)	Financial guarantees (5)		Net amounts (Total)
		(a)	(b)	(c) = (a) - (b)		(d)	(e)		(f) = (c) - (d) - (e)
Finnancial Instruments		MM$	MM$	MM$	Note	MM$	MM$	Note	MM$
Financial derivative contracts	Assets	1,008,915	—	1,008,915	8	—	35,388	21	973,527
	Liabilities	731,114	—	731,114	8	—	171,626	16	559,488

(1)	Gross amount without applying offset regulations.
(2)	Value to offset in the statement of financial position.
(3)	Finnancial Instruments that have master netting agreements but do not qualify to be netting directly in the statement of financial position
(4)	Amount to offset in the Finnancial Instruments that have master netting agreements but do not qualify to be netting directly in the statement of financial position.
(5)	Amounts related to financial guarantees

B.	Corporate Governance Structure and Committees

CorpBanca has established a sound organizational structure for monitoring, controlling and managing market risks, based on the following principles:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

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

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

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

The trading book consists of financial instruments that are allocated to diverse portfolios based on their strategy. The market risk of these instruments stems mainly from being recorded at fair value. As a result, changes in market conditions can directly impact their value. The following sections describe the monitoring and control structure for market risk in the trading book used during 2015.

(a)	Value at Risk (VaR)

The Value at Risk (VaR) methodology is the main tool for controlling market risk in the trading book. Its appeal lies in its providing a statistical measurement of the maximum expected loss at a certain defined level of confidence, consolidating the risk exposures with the observed distribution of market factors.

For the above Corpbanca uses a Historical VaR to measure the market risk in their portfolios, this because a Historical VaR has comparative advantages over the other two calculation methodologies best known, for example, with respect to the Parametric or Statistical VaR which is based on assumptions of normal distribution of returns or, with respect to Monte Carlo simulation which is demanding in technological resources and which must make assumptions on the distribution of returns as well. Although the above is recognized that the Historical VaR has limitations associated primarily with data historical used for calculating vectors results which could not be reflecting most volatile periods or loss of correlations. Another limitation is to consider only the positions held between days and not consider intra-day positions that are also potential sources of losses due to changes in risk factors by movements of market variables during the day. That is why the bank has provided complementary risk measures quantification such as Stress VaR, Expected Shorfall, Conditional VaR, among others.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

Additionally, the bank carries out VaR Backtesting to measure the reliability of the model calculation methodology and assumptions underlying. Results about VaR Backtesting are shown in the next point of this note.

The Bank assigns global limits based on its activities in different markets. In addition, in order to complement these global limits, VaR sublimits are defined using diverse variables such as market volatility, volume, liquidity and return on capital are defined.

The following table presents the use of VaR during 2015 for the Bank and its Chilean and foreign subsidiaries.

VaR Statistics for Bank and Subsidiaries

[MCh$]

VaR with 99% confidence level

		2015
		Minimum	Average	Maximum	Last
CONSOLIDATED	Against P&L	993.88	1,349.97	7,333.09	1,327.71

CORPBANCA CHILE	Against P&L	961.10	1,194.54	1,539.00	1,305.31

CONSOLIDATED COLOMBIA	Against P&L	157.44	295.43	517.12	403.03

CORREDORES DE BOLSA S.A.	Against P&L	37.80	86.96	119.96	81.24

CORPBANCA NEW YORK	Against P&L	0.03	0.28	2.21	0.34

FIGURE 1: VAR CONSUMPTION FOR THE BANK AND ITS SUBSIDIARIES

The following graphs show the daily evolution of the VaR during 2015 for the Bank and its subsidiary in Colombia. As mentioned previously, the Var consumption of CorpBanca Chile (blue line) is consistently higher than CorpBanca Colombia (red line)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

VaR Statistics for Bank and Subsidiaries

Figures in Millions of Chilean Pesos [MCh$]

VaR with 99% confidence level

FIGURE 2: VAR TRENDS IN CHILE AND COLOMBIA IN 2015

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

FIGURE 3: BACKTESTING TRENDS FOR CHILE IN 2015

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

FIGURE 4: BACKTESTING TRENDS FOR COLOMBIA IN 2015

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

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

At the same time, exchange rate risk is controlled using notional limits, giving fluidity to currency products with customers and simultaneously limiting trading positions. The following table shows the current notional limits as well as closing positions as of year-end 2015, and statistics for that year.

	As of December 31, 2015			Consumption Statistics 2015
Exchange Rate	Position [USD]	VaR 99% [CLP]	VaR Inc 99% [CLP]	Minimum [USD]	Average [USD]	Maximum [USD]
USD/CLP	(2,762,500)	36,736,323	(8,851,222)	(15,539,176)	3,909,861	20,537,405
EUR/USD	(4,182,583)	44,714,350	20,453,425	(4,644,621)	(628,976)	3,847,712
JPY/USD	97,957	922,052	(363,692)	(130,447)	110,873	8,019,122
GBP/USD	164,707	1,361,434	(383,271)	(777,579)	84,218	299,155
CAD/USD	157,472	1,402,264	728,448	(265,607)	107,933	280,168
AUD/USD	67,073	865,428	(249,048)	(33,986)	36,267	83,800
MXN/USD	74,141	814,771	23,711	(24,711)	23,290	75,062
PEN/USD	—	—	—	—	697	10,471
BRL/USD	(22,553)	501,262	(73,859)	(914,258)	(8,753)	60,875
COP/USD	(10,205)	175,291	(61,146)	(954,361)	(66,546)	161,291
NOK/USD	21,272	327,349	126,717	21,272	49,167	138,217
DKK/USD	24,174	282,208	(119,243)	(297,483)	29,381	94,878
SEK/USD	357	4,120	(738)	(23,655)	6,433	18,231
CHF/USD	81,872	945,890	(425,275)	(2,334)	69,694	94,038
WON/USD	—	—	—	—	—	—
CNY/USD	7,396	24,592	(2,424)	2,665	10,189	34,627

FIGURE 5: CURRENT LIMITS AND CONSUMPTION OF CURRENCY POSITIONS FOR 2015

The following tables show the trends in the most important currency positions managed in Chile, which are the U.S. dollar (USD) and the euro (EUR).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

The graphs below show that the USD-CLP and EUR-USD exposures of CorpBbanca Chile lie within the authorized limits.

FIGURE 6: EVOLUTION OF USD POSITION FOR 2015

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

FIGURE 7: EVOLUTION OF EUR POSITION FOR 2015

The limit for Colombia uses an overall position for all currencies, which cannot exceed US$ 40 million (notional). The table below shows the aggregate position for Colombia.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

Evolution position USD/CLP 2015 Corpbanca Colombia

FIGURE 8: EVOLUTION OF USD/CLP POSITION FOR 2015 BANCO CORPBANCA COLOMBIA

(c)	Sensitivity to Volatility

While the options portfolio is included in the VaR calculation described in the section above, the Bank also controls the risks associated with the currency options portfolio with additional limits, which promote the product as a customer necessity, more than as trading positions.

•	Gamma Risk Limit or Effect of Convexity of Options

•	Vega Risk Limit or Effect of Variability of Area of Implied Market Volatility

The following graphs show the use of limits as of year-end 2015 and trends in their use.

	As of December 31, 2015
Index	Limit	Value
	MCh$	MCh$
Gamma Risk	50	—
Vega Risk	300	211

FIGURE 9: CONSUMPTION OF GAMMA AND VEGA RISK 2015

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

FIGURE 10: TRENDS IN GAMMA RISK 2015

FIGURE 11: TRENDS IN VEGA RISK 2015

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

The following figures show the use of Gamma and Vega limits as of year-end 2015, for our subsidiary in Colombia.

	As of December 31, 2015
Index	Limit	Value
	MCh$	MCh$
Gamma Risk	79	26
Vega Risk	192	2

FIGURE 12: CONSUMPTION OF GAMMA AND VEGA RISK 2015 CORPBANCA COLOMBIA

FIGURE 13: TRENDS IN VEGA RISK 2015 (CORPBANCA COLOMBIA)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

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

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

(b)	Sensitivity to Indexation

CorpBanca’s balance sheet presents a mismatch between inflation-indexed assets and liabilities. The Chilean market has more indexed assets than liabilities, which explains why the Bank has a mismatch of inflation-indexed assets. This is due to the existence of medium and long-term indexed assets that are financed with liabilities in Chilean pesos.

Hedge accounting is used as an effective and relatively low-cost tool to manage this risk.

The following table shows the size of the mismatch as of December 31, 2015 and the mismatch statistics during the year.

		Statistics 2015
	December 31, 2015 [MCh$]	Minimum [MCh$]	Average [MCh$]	Maximum [MCh]
Total Mismatch	1,151,508	554,709	829,274	1,389,078

Balance Sheet Mismatch	1,791,742	1,558,585	1,629,130	2,234,983
Derivatives Mismatch	(679,752)	(1,011,179)	(820,878)	(852,365)
Investments Mismatch	39,518	7,303	21,022	6,460

FIGURE 15: INFLATION MISMATCH AS OF YEAR-END 2015 AND STATISTICS FOR THE YEAR

The following figure shows the evolution of this mismatch during 2015, and the relative ease with which the Bank to manage this risk. During the course of the 2015 exhibition held at moderate levels.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

FIGURE 16: EVOLUTION OF INFLATION MISMATCH DURING 2015

(c)	Sensitivity of Financial Margin and Economic Capital

The Annual Income Sensitivity (AIS) index measures the sensitivity of the interest margin to 100 bps variations in the repricing rate for assets and liabilities during the next 12 months. The established limits are much lower than the Bank’s annual net income. During 2015, the sensitivity risk in the interest margin in Chile has remained low with a positive sensitivity to drops in interest rates.

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

FIGURE 17: EVOLUTION MVS AND AIS CHILE 2014-2015

FIGURE 18: EVOLUTION MVS AND AIS COLOMBIA 2014-2015

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

The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of December 31, 2015, greater ongoing exposure was concentrated in Colombian pesos (approximately US$ 1.1 billion).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

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

Stress tests conducted during 2015 indicated that none of the critical scenarios considered would affect the Bank’s solvency.

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

Scenario	Description
1	Parallel shift of 100 bps, +50 bps inflation compensation
2	Parallel shift of 200 bps, +100 bps inflation compensation
3	Parallel shift of 300 bps, +150 bps inflation compensation
4	Ramp of 0 to 100 bps in 1 year, +50 bps inflation compensation
5	Inverse ramp of 0 to 100 bps in 1 year, -200 bps inflation compensation
6	+3 standard deviations, +50 bps inflation compensation
7	+6 standard deviations, +150 bps inflation compensation
8	Shock to inflation compensation of +200 bps
9	Global recession, Δ D inflation compensation: -200bps
10	Global recovery, Δ inflation compensation: +200bps

FIGURE 20: BANKING BOOK

(c)	Methodologies

(i)	Trading Book

(a)	Value at Risk - VaR

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

The variation in the present value of the portfolio corresponds to its sensitivity at a variation of one basis point (bp).

•	DV01: Sensitivity to 1 bp variation in rate i at band m.

•	PV: Present value of portfolio’s cash flows.

•	PV’im: Present value of portfolio’s cash flows with shock of 1 bp in rate i at time band m.

•	Pim: Net position in CLP at time band i, currency m.

•	rim: Representative rate of currency m, time band i.

•	Ti: Representative maturity of time band i.

(c)	Currency Sensitivities

Sources of exchange rate risk come from both balance sheet and off-balance sheet positions such as derivatives.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

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

•	AIS :Annual Income Sensitivity.

•	Pim : Net position in CLP in respective time band.

•	Δr : Variation of 100 bp.

•	Ti : Representative maturity of time band i.

(c)	Sensitivity of Economic Capital

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

•	MVS : Market Value Sensitivity.

•	PVim: Present value of the cash flows of time band i, currency m.

•	PV’im : Present value of the cash flows of time band i, currency m, with a shock of 100 bp in discount rates.

•	Pim : Net position in CLP at time band i, currency m.

•	rim : Representative rate of currency m, time band i.

•	Ti : Representative maturity of time band i.

(2) Regulatory Monotoring

Regulatory monitoring of market risk exposure is measured in accordance with chapter III.B.2.2 of the Compendium of Financial Standards from the Chilean Central Bank and chapter 12-21 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions for both the trading book and the banking book. In the trading book, the impact is measured in the event of a change in the market price of its financial positions as a result of variations in interest rates, exchange rates and volatility. In the banking book, the impact is measured on the entity’s financial margin and present value.

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

Market risk exposure in accordance with regulatory methodology is detailed below:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

Market Risk Limit for Trading Book	2013	2014	2015
	MCh$	MCh$	MCh$
Market Risk-Weighted Assets	3,379,014	4,241,613	2,325,513
Rate Trading	796,729	785,550	735,625
Currency Trading	36,959	863	18,488
Options Trading	11,960	10,075	8,550
Currency Structural moneda	2,533,366	3,445,125	1,562,850
Credit Risk-Weighted Assets	15,058,532	16,715,382	17,465,950
Total Risk-Weighted Assets	18,437,546	20,956,995	19,791,463

Regulatory Capital	1,991,289	2,071,647	1,666,708

Basel Index	13.22%	12.39%	9.54%

Badel Index (includes MRE*)	10.80%	9.89%	8.42%

Margin	516,285	729,389	264,724
% Consumption	74.07%	64.79%	84.12%

FIGURE 21: MARKET RISK LIMIT FOR TRADING BOOK

The market risk presented in the table above (measured in units of risk-weighted assets) shows that capital consumption related to the Bank’s exposures to market risks is explained in more than 83% of the cases by the effect of our investment in Banco CorpBanca Colombia. As of December 2015, this investment amounted to approximately US$815 million. This exposure to exchange rate risk -Chilean peso vs. Colombian peso- is considered structural in the sense that it arises from a long—term investment.

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

CorpBanca Colombia
Market Risk	2015
MCh$
Risk-Weighted Assets (RWA)	576,312
Trading	576,312
Structural (currency)	—
Credit Risk	5,470,672
Total Risk-Weighted Assets	6,046,984
Regulatory Capital	780,375
Basel Index	14.00%
Badel Index (includes MRE*)	12.70%
Margin	291,020
% Consumption	62.70%

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

The exposure of regulatory limits in the banking book for Chile are detailed as follows:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

Market Risk Limit for Banking Book
	2013	2014	2015
	MCh$	MCh$	MCh$
Short-Term Limit
Exposure	54,949	64,990	78,425
Rate Risk	22,502	39,274	43,914
Indexation Risk	28,666	21,683	29,662
Reduced Revenue (fees sensitive to insterest rates)	3,781	4,033	4,849
Limit	97,651	130,591	127,006
Consumption%	56.3%	49.8%	61.7%

Financial Margin plus Fees (12 months)	279,003	373,118	362,875
Percentage over financial margin	35.0%	35.0%	35.0%
Short-term Limit	97,651	130,591	127,006
Consumption with respect to financial margin	19.7%	17.4%	21.6%

Long-Term Limit
Exposure	157,786	266,394	269,568
Rate Risk	157,786	266,394	269,568
Limit	537,648	414,329	333,342
Consumption%	29.3%	64.3%	80.9%

Regulatory Capital (RC)	1,991,289	2,071,647	1,666,708
Percentage over margin	27%	20%	20%
Long-term Limit	537,648	414,329	333,342
Consumption with respect to regulatory capital	7.9%	12.9%	16.2%

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

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

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

The composition of liquid assets as of year-end December 2015 after applying the respective price volatility haircuts and market liquidity adjustments is presented in the table below.

Liquid Assets CorpBanca Chile

Investment Portfolio Chile As of December 31, 2015	Liquid Assets in domestic currency (30 days)	Liquid Assets in foreign currency (30 days)	Total Liquid Assets
	MCh$	MCh$	MCh$
Cash and cash equivalents	489,478	160,519	649,997
Central Bank and goverment securities	710,057	—	710,057
Bank time deposits	61,330	—	61,330
Corporate bonds	23,664	24,031	47,695
Bank bonds	23,553	11,543	35,096
Repo agreements	(29,817)	—	(29,817)
Average clearance reserves required	(217,782)	(20,230)	(238,012)
Liquid Assets	1,060,483	175,863	1,236,346

FIGURE 24: LIQUID ASSETS CORPBANCA CHILE

Liquid Assets CorpBanca Colombia

Investment Portfolio Colombia As of December 31, 2015	Liquid Assets in domestic currency (30 days)	Liquid Assets in foreign currency (30 days)	Total Liquid Assets
	MCh$	MCh$	MCh$
Cash and cash equivalents	362,716	9,102	371,818
Central Bank and goverment securities	837,423	—	837,423
Bank time deposits	—	—	—
Corporate bonds	190,533	—	190,533
Bank bonds	—	—	—
Repo agreements	—	—	—
Average clearance reserves required	(365,960)	—	(365,960)
Liquid Assets	1,024,712	9,102	1,033,814

FIGURE 25: LIQUID ASSETS BANCO CORPBANCA COLOMBIA

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

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

During 2015, different strategies were implemented to diversify liabilities, including: diversifying time deposits, expanding stable funding sources such as on-line time deposits by individuals and issuing bonds.

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

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

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

The table below shows the use of internal mismatch limits as of December 31, 2015, and some consumption statistics for the year.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

	As of December 31, 2015			Statistics 2015
Table of Contents	Límit [MCh$]	Mismatch [MCh$]	Excess Reserve [MCh$]	Mínimum [MCh$]	Average [MCh$]	Máximum [MCh$]
All currencies 30 days	1,065,156	315,240	1,380,396	1,120,630	1,483,457	1,901,288
All currencies 90 days	2,130,313	62,587	2,192,900	1,697,334	2,165,066	2,723,342
Foreign currency 30 days	1,065,156	203,051	1,268,207	1,106,777	1,424,324	1,893,928

	As of December 31, 2014			As of December 31, 2013
Table of Contents	Límit [MCh$]	Mismatch [MCh$]	Excess Reserve [MCh$]	Límit [MCh$]	Mismatch [MCh$]	Excess Reserve [MCh$]
All currencies 30 days	1,362,821	567,416	1,930,237	1,404,443	(146,681)	1,257,762
All currencies 90 days	2,725,642	(381,918)	2,343,724	2,808,886	(981,388)	1,827,498
Foreign currency 30 days	1,362,821	281,575	1,644,396	1,404,443	19,210	1,423,653

FIGURE 26: INTERNAL LIMITS AND CURRENCY MISMATCHES

Figures 27, 28 and 29 show the evolution of consumption for each limit in 2015.

FIGURE 27: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 30 DAYS DURING 2015

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

FIGURE 28: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 90 DAYS DURING 2015

FIGURE 29: EVOLUTION OF CONSOLIDATED MISMATCH IN FOREIGN CURRENCIES AT 30 DAYS DURING 2015

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

In the Colombian market the regulatory measurement known as the standard LRI model measures 7 and 30-day liquidity gaps. It allows entities to quantify the level of minimum liquid assets, in domestic and foreign currency, that they should maintain each day in order to, at a minimum, meet their payment obligations fully and on time. Entities must be capable of measuring and forecasting the cash flows of their assets, liabilities, off-balance sheet positions and derivative instruments for different time horizons in both normal scenarios and crisis scenarios where cash flows vary significantly from expectations as a result of unforeseen changes in markets, the entity or both.

The following tables show the evolution of the 7 and 30 day liquidity gaps in Colombia in 2015.

FIGURE 30: CONSOLIDATED 7-DAY LIQUIDITY GAP 2015 COLOMBIA

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

FIGURE 31: CONSOLIDATED 30 DAY LIQUIDITY GAP 2015 COLOMBIA

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

For the December 31, 2014 and 2015, the ratio of assets and risk weighted assets is as follows:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015

	Consolidated Assets		Risk-Weighted Assets
	2014	2015	2014	2015
	MCh$	MCh$	MCh$	MCh$
In-Balance Assets (net of provisions):
Cash and deposits in banks	1,169,178	1,004,757	—	—
Cash in the process of collection	212,842	176,501	69,124	46,344
Trading portfolio financial assets	685,898	323,899	182,209	116,964
Investments under agreements to resell	78,079	24,674	78,079	12,587
Derivative financial instruments[1]	1,553,424	1,657,260	1,066,545	1,180,709
Loans and receivables from banks	814,209	451,829	194,162	143,801
Loans and receivables from customers, net	13,891,904	14,454,357	12,920,115	13,463,303
Financial investments available-for-sale	1,156,896	1,924,788	211,567	521,569
Held to maturity investments	190,677	170,191	190,677	170,191
Investments in other companies	15,842	14,648	15,842	14,648
Intangible assets[2]	371,597	319,644	371,597	319,644
Property, plant and equipment, net	92,642	91,630	92,642	91,630
Current taxes	1,608	4,447	161	445
Deferred income taxes	113,501	118,127	11,350	11,813
Other assets	411,974	462,604	411,974	344,311
Off-Balance sheet assets:
Contingent loans	1,498,897	1,713,318	899,338	1,027,991

Total risk-weighted assets	22,259,168	22,912,674	16,715,382	17,465,950

Figures are presented as required by local regulations.

Risk-weighted assets are calculated according to Chapter 12-1 of the Recopilación Actualizada de Normas - RAN (updated compilation of rules) issued by the SBIF.

1.	Items presented at their credit equivalent risk value, as established in SBIF Chapter 12-1 “Equity for Legal and Regulatory Purposes.”
2.	For calculation purposes, the amount of all assets that correspond to goodwill is subtracted as established in the aforementioned chapter.

	Amount			Ratio
	2014		2015	2014	2015
	MCh$		MCh$

Basic Capital	1,443,427	[3]	1,183,723	6.37%[5]	5.09%
Effective Equity	2,071,647	[4]	1,666,708	12.39%[6]	9.54%

3.	Basic capital is defined as the net amount that should be shown in the consolidated financial statements as “equity attributable to equity holders of the Bank” as indicated in the Compendium of Accounting Standards.
4.	Regulatory capital is equal to basic capital plus subordinated bonds, additional provisions, and non-controlling interest as indicated in the Compendium of Accounting Standards; however, if that amount is greater than 20% of basic capital, only the amount equivalent to that percentage will be added; goodwill is subtracted and if the sum of the assets corresponding to minority investments in subsidiaries other than banking support companies is greater than 5% of basic capital, the amount that the sum exceeds that percentage will also be subtracted.
5.	The consolidated basic capital ratio is equal to basic capital divided by total assets.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

6.	The consolidated solvency ratio is equal to the ratio of regulatory capital to weighted assets.

b) As of December 31, 2015, the Bank includes the following information within its management objectives, policies and processes:

•	The Bank, in consolidated terms, has total equity of MCh$1,183,723 (MCh$1,443,427 as of December 31, 2014).

•	In terms of regulatory ratios, the Bank closed as of December 31, 2015, with a ratio of basic capital to total assets of 5.09% (6.37% as of December 31, 2014), while the Basel Index (regulatory capital to total risk-weighted assets was 9.54% (12.39% as of December 31, 2014).

Operational Risk

a)	Roles and Responsibilities

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

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

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

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

NOTE 36 - MATURITY OF ASSETS AND LIABILITIES

a)	Maturity of financial assets

Below are the main financial assets grouped according to their remaining terms, including interest accrued as of December 31, 2014 and 2015.

		As of December 31, 2014
	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Trading portfolio financial assets	6	20,145	81,838	361,936	114,110	35,393	72,476	685,898
Investments under agreements to resell	7	70,353	5,087	2,639	—	—	—	78,079
Derivative financial instruments	8	46,213	51,120	100,152	156,525	182,722	230,067	766,799
Loans and receivables from banks (*)	9	720,066	35,834	16,309	26,241	16,030	—	814,480
Loans and receivables from customers(**)	10	1,780,145	1,851,508	2,005,376	2,077,420	2,337,087	3,767,680	13,819,216
Commercial loans		1,380,435	1,788,974	1,741,470	1,542,727	1,520,212	1,964,977	9,938,795
Mortgage loans		20,453	21,917	126,284	182,590	353,418	1,517,515	2,222,177
Consumer Loans		379,257	40,617	137,622	352,103	463,457	285,188	1,658,244
Financial investments available-for-sale	11	7,914	9,000	87,162	285,053	496,090	271,677	1,156,896
Financial investments held-to-maturity	11	49,582	8,034	118,510	5,233	948	8,370	190,677

(*)	Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$ 271.
(**)	Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$96,009, Mortgage MCh$7,762 and Consumer MCh$33,834. Excludes amounts that have already matured, which total MCh$210,659 as of December 31, 2014.

		As of December 31, 2015
	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Trading portfolio financial assets	6	28,103	6,937	53,945	26,535	25,588	182,791	323,899
Investments under agreements to resell	7	17,237	1,994	5,443	—	—	—	24,674
Derivative financial instruments	8	57,811	64,204	139,467	199,063	259,818	288,552	1,008,915
Loans and receivables from banks (*)	9	320,330	72,495	33,757	7,114	18,373	—	452,069
Loans and receivables from customers(**)	10	1,862,215	1,932,354	2,123,190	2,231,500	2,706,744	3,547,870	14,403,873
Commercial loans		1,525,726	1,846,561	1,815,169	1,594,681	1,655,850	2,091,749	10,529,736
Mortgage loans		24,554	33,941	181,270	310,000	578,945	1,092,809	2,221,519
Consumer Loans		311,935	51,852	126,751	326,819	471,949	363,312	1,652,618
Financial investments available-for-sale	11	67,237	20,987	312,890	837,128	455,079	231,467	1,924,788
Financial investments held-to-maturity	11	64,135	3,566	84,402	12,340	—	5,748	170,191

(*)	Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$ 240.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

(**)	Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$138,721, Mortgage MCh$8,832 and Consumer MCh$26,386. Excludes amounts that have already matured, which total MCh$224,423 as of December 31, 2015.

b)	Maturity of financial liabilities

Below are the main financial liabilities grouped according to their remaining terms, including interest accrued to December 31, 2014 and 2015:

		As of December 31, 2014
	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Obligations under repurchase agreements	7	661,566	97	—	—	—	—	661,663
Time deposits and saving accounts (*)	17	2,760,216	2,289,106	2,361,770	599,081	12,789	22,448	8,045,410
Derivative financial instruments	8	43,992	51,390	115,826	163,062	112,699	120,714	607,683
Borrowings from financial institutions	18	155,456	101,935	676,685	411,324	28,865	57,658	1,431,923
Debt issued	19	123,230	3,541	110,125	628,830	1,069,830	1,143,494	3,079,050

(*)	Exclude term savings accounts totaling MCh$31,556 during 2014.

		As of December 31, 2015
	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Obligations under repurchase agreements	7	259,907	724	—	—	—	—	260,631
Time deposits and saving accounts (*)	17	3,484,648	1,721,763	2,229,474	945,200	21,513	61,432	8,464,030
Derivative financial instruments	8	60,807	71,978	145,599	186,976	116,398	149,356	731,114
Borrowings from financial institutions	18	181,528	248,487	701,822	324,423	13,272	59,053	1,528,585
Debt issued	19	3,901	9,835	364,533	968,037	918,317	962,931	3,227,554

(*)	Exclude term savings accounts totaling MCh$31,573 during 2015.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

c)	Contractual Obligations

	As of December 31, 2014
Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Time deposits and saving accounts	7,748,193	572,819	13,376	46,672	8,381,060
Deposits and other demand liabilities	2,336,350	1,835,272	—	—	4,171,622
Bank obligations	1,350,294	55,543	30,263	57,679	1,493,779
Investments under repurchase agreements	661,663	—	—	—	661,663
Issued debt Instruments	343,607	799,686	1,204,339	1,611,282	3,958,914
Other financial liabilities	9,490	677	1,120	5,520	16,807
Financial Derivative contracts (all speculative and
hedging instruments)	(50,918,290)	(390,443)	(178,969)	(229,677)	(51,717,379)

Total contractual obligations	(38,468,693)	2,873,554	1,070,129	1,491,476	(33,033,534)

	As of December 31, 2015
Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Time deposits and saving accounts	7,948,599	637,279	31,111	100,488	8,717,477
Deposits and other demand liabilities	2,529,999	1,901,621	—	—	4,431,620
Bank obligations	1,280,826	288,470	12,369	86,555	1,668,220
Investments under repurchase agreements	260,631	—	—	—	260,631
Issued debt Instruments	441,817	191,933	1,124,216	1,469,589	3,227,555
Other financial liabilities	9,597	1,077	295	3,506	14,475
Financial Derivative contracts (all speculative and hedging instruments)	(40,252)	(89,094)	(97,265)	(70,045)	(296,656)

Total contractual obligations	12,431,217	2,931,286	1,070,726	1,590,093	18,023,322

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

NOTE 37 - FOREIGN CURRENCY POSITION

Assets and liabilities denominated in foreign currencies or indexed to changes in exchange rates are summarized below:

	Payable in Foreign currency		Payable in Chilean Peso (*)		Total
	2014	2015	2014	2015	2014	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

ASSETS
Cash and due from banks	1,709,883	1,158,904	—	—	1,709,883	1,158,904
Cash in the process of collection	101,643	119,532	—	—	101,643	119,532
Trading portfolio financial assets	1,079,188	361,020	—	—	1,079,188	361,020
Investments under agreements to resell	84,189	19,887	—	—	84,189	19,887
Derivative financial instruments	749,878	938,470	—	—	749,878	938,470
Loans and receivables to customers and banks	11,134,939	9,573,784	16,014	739	11,150,953	9,574,523
Financial investments available-for-sale	862,438	1,412,390	15,966	15,388	878,404	1,427,778
Held to maturity investments	303,079	231,794		—	303,079	231,794
Investments other companies	9,117	6,445			9,117	6,445
Intangible assets	530,392	403,857	—	—	530,392	403,857
Property, plant and equipment, net	88,936	71,866	—	—	88,936	71,866
Current taxes	2,656	6,261	—	—	2,656	6,261
Deferred income taxes	111,035	86,622	—	—	111,035	86,622
Other assets	341,098	407,050	—	—	341,098	407,050

TOTAL ASSETS	17,108,471	14,797,882	31,980	16,127	17,140,451	14,814,009

LIABILITIES
Current accounts and demand deposits	4,932,778	4,782,173	—	—	4,932,778	4,782,173
Cash in the process of collection	130,088	29,035	—	—	130,088	29,035
Obligations under repurchase agreements	1,078,411	338,571	—	—	1,078,411	338,571
Time deposits and saving accounts	5,401,615	4,976,382	—	—	5,401,615	4,976,382
Derivative financial instruments	576,334	625,884	—	—	576,334	625,884
Borrowings from financial institutions	2,367,897	2,154,708	—	—	2,367,897	2,154,708
Debt issued	2,090,756	1,960,621	—	—	2,090,756	1,960,621
Other financial obligations	2,264	2,267	—	—	2,264	2,267
Current taxes	—	—	—	—	—	—
Deferred income taxes	152,395	129,623	—	—	152,395	129,623
Provisions	127,412	97,953	—	—	127,412	97,953
Other Liabilities	160,618	147,822	—	—	160,618	147,822

TOTAL LIABILITIES	17,020,568	15,245,039	—	—	17,020,568	15,245,039

(*)	Includes transactions denominated in foreign currencies but that are settled in pesos.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

NOTE 38 - SUBSEQUENT EVENTS

CORPBANCA

a.	Fine for Exceeding Credit Margins

Pursuant to letter No. 16191, the SBIF fined the bank for an alleged infringement to the individual lending limits provided by article 84 No. 1, in relation to article 85 of the Chilean General Banking Act. The total amount was Ch$21,765 million. In an extraordinary meeting on January 4, 2016, the bank’s board of directors agreed: to communicate the letter as a material event, expressing disagreement with the alleged infringement and to instruct management to exercise each and every legal action in order to obtain the annulment of the fine.

On January 8, 2016, the bank paid the full amount of the fine as a mandatory condition precedent to exercise its appeal rights. However, no provision was made as of December 31, 2015 as management believes that it is probable that the fine will be annulled through the appeal process.

On January 18, 2016, CorpBanca brought an action before the Santiago Court of Appeals seeking the annulment of the fine. As of today, the court has not issued its ruling.

b.	Board of Directors

At the Ordinary Shareholder’s Meeting held on March 11, 2016 was agreed:

•	Proceed to the total renovation of the Board of Corpbanca, were elected the following 9 Directors and 2 Alternates:

Directors:

Jorge Andrés Saieh Guzmán as Chairman

Fernando Aguad Dagach as First Vice Chairman

Jorge Selume Zaror as Second Vice Chairman.

Francisco Mobarec Asfura

Ana Holuigue Barros

Julio Barriga Silva

Gustavo Arriagada Morales

Hugo Verdegaal

José Luis Mardones Santander

Alternate Directors:

María Catalina Saieh Guzmán

Alvaro Barriga Oliva.

•	In the same shareholders’ meeting Mr. Fernando Massu Taré reports that will leave his position of CEO of CoprBanca from the next March 28, 2016.

•	At such meeting the dividend distribution of 51.58% of 2015 net income (Chilean Bank GAAP) in the amount of MCh$104,082, equivalent to $0.30580171 dividend per share, was approved.

The matters described above do not involve any adjustments to the financial statements as of December 31, 2015.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

c.	Law 20,899 Simplification of Tax System and Improvements to Other Tax Provisions

On February 1, 2016, the President of Chile signed Law No. 20,899, which simplifies and includes specifications regarding the 2014 tax reform (Law No. 20,780), focusing on four specific objectives:

•	Simplify and include specifications regarding the tax reform;

•	Ensure intended revenue collection;

•	Maintain the system’s progressive nature; and

•	Maintain tools to prevent evasion and avoidance.

Among the most important aspects of this law are changes with respect to the adoption of the tax systems incorporated by Law 20,780 of 2014. The previous reform established two optional regimes taking effect in 2017: the attributed income regime and the semi-integrated regime.

Law 20,899 signed last February 1st keeps the two systems, but specifies that they shall be applied as follows:

i.	Attributed income regime: exclusively for companies with partners or owners that consist only of individuals domiciled or residing in Chile or individuals or legal entities not domiciled or residing in Chile. Under this regime, income will be taxed at the end of the commercial year and the companies’ partners can deduct 100% of the taxes paid by the company as a credit against their final taxes. Companies that use this regime will use a rate of 24% in 2016 and 25% in 2017.

ii.	Semi-integrated regime: this regime applies to corporations and companies with at least one owner or shareholder that is another company. Income is taxed when profits are distributed, but shareholders only have the right to credit 65% of the taxes paid by the company against their final taxes, with the exception of shareholders that reside in a country that has a tax treaty in effect with Chile or that has been signed before 01.01.2017, but as of that date is not in effect such as the United States, Argentina, China, South Africa and Italy. These companies shall use tax rates of 24% in 2016, 25.5% in 2017 and 27% in 2018.

Other modifications incorporated into this law are related to general anti-elusion laws and the application of value added tax (VAT) to certain transactions, mainly sales of real estate and leases with purchase options.

The matters described above do not involve any adjustments to the financial statements as of December 31, 2015.

CORPBANCA COLOMBIA

a. Profit Distribution

On January 29, 2015, shareholders of Banco CorpBanca Colombia and the other companies within the CorpBanca Colombia Group met and agreed to distribute profits as follows:

Banco CorpBanca Colombia
	MCOP$	MCh$
Profit for the period	319,241,495	72,340
Release of fiscal reserve	—	—

Total available to shareholders	319,241,495	72,340

Dividend payments	—	—

Total	319,241,495	72,340

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

On February 8, 2016, Banco CorpBanca signed an agreement with TransUnion Netherlands II B.V., to sell one hundred percent (100%) of its shareholding in the corporation CIFIN S.A., which is authorized as a technical and administrative services company and accredited as a provider of financial, credit and commercial information and services.

The matters described above do not involve any adjustments to the financial statements as of December 31, 2015.

b. Bond Placement

On March 2, 2016, the Bank placed bonds on national markets totaling MCOP$300.000, the issuance and placement was as following:

	MCOP $	Expiration Date	Reference	Rate
BBSA 16SA24	215,000	3/2/2018	FIJA	8.99%
BBSA 168B18	85,000	9/2/2017	IBR +	2.39%

	300,000

The matters described above do not involve any adjustments to the financial statements as of December 31, 2015.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the years ended

December 31, 2013, 2014 and 2015

Between January 1, 2016, and March 31, 2016, the date of issuance of these consolidated financial statements, there have been no other events after the reporting period that could affect the presentation and/or results of the financial statements.

Juan Vargas Matta	Fernando Massú Tare
Accounting Manager	Chief Executive Officer