Form 20-F
period 2016-12-31
CORPBANCA/FI
filed 2017-04-13
CIK 1276671

ANNUAL REPORT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2016

As filed with the Securities and Exchange Commission on April 13, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the fiscal year ended December 31, 2016

Commission file number 001-32305

ITAÚ CORPBANCA

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

512,406,760,091

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	trends affecting our financial condition or results of operations;

•	our dividend policy;

•	changes in the participation of our shareholders or any other factor that may result in a change of control;

•	the amount of our indebtedness;

•	natural disasters;

•	changes in general economic, business, regulatory, political or other conditions in the Republic of Chile, or Chile, or the Republic of Colombia, or Colombia, or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Colombia, Chilean or Colombian companies or securities issued by Chilean companies;

•	the monetary and interest rate policies of the Central Bank of Chile (Banco Central de Chile), or the Central Bank of Colombia (Banco de la República de Colombia);

•	inflation or deflation;

•	unemployment;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	unanticipated turbulence in interest rates;

•	movements in currency exchange rates;

•	movements in equity prices or other rates or prices;

•	changes in Chilean, Colombian and foreign laws and regulations;

•	changes in Chilean or Colombian tax rates or tax regimes;

•	competition, changes in competition and pricing environments;

i

•	our inability to hedge certain risks economically;

•	the adequacy of our loss allowances, provisions or reserves;

•	technological changes;

•	changes in consumer spending and saving habits;

•	successful implementation of new technologies;

•	loss of market share;

•	changes in, or failure to comply with, applicable banking, insurance, securities or other regulations;

•	difficulties in successfully integrating recent and future acquisitions into our operations;

•	our ability to successfully complete the implementation of a new information technology core banking system in Colombia, as part of the integration process in Colombia;

•	consequences of the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016 (the “Merger”) and the potential acquisition of Itaú BBA Colombia S.A., Corporación Financiera, or Itaú Colombia by us;

•	our ability to achieve revenue benefits and cost savings from the integration between former Corpbanca’s and former Banco Itaú Chile’s businesses and assets; and

•	the other factors identified or discussed under “Item 3. Key Information—D. Risk Factors” in this Annual Report

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

Neither Itaú Corpbanca’s independent auditors, nor any other independent accountants, have complied with, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, or disclaim any association with, the prospective financial information.

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

ITEM 3. KEY INFORMATION

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We are a Chilean bank and maintain our financial books and records in Chilean pesos and prepare our consolidated financial statements presented herewith in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As required by local regulations, our consolidated financial statements filed with the Chilean Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras), also referred to as the SBIF, and that are the basis for dividend distributions, have been prepared in accordance with Chilean accounting principles or Chilean Bank GAAP, issued by the SBIF. SBIF regulations provide that for those matters not specifically regulated by this agency, our financial statements prepared under Chilean Bank GAAP should follow the accounting principles established by IFRS. Unless otherwise indicated herein, as used hereafter IFRS refers to the standards issued by the IASB. Therefore, our consolidated financial statements filed herewith differ from the financial statements prepared in accordance with Chilean Bank GAAP. We have included herein certain information in Chilean Bank GAAP with respect to the Chilean financial system and the financial performance of the bank. These disclosures are not considered non-GAAP measures as they are required for regulatory purposes in Chile.

The selected consolidated financial information included herein as of December 31, 2016 and for the year ended December 31, 2016, together with the selected consolidated financial information as of December 31, 2015 and for the year ended December 31, 2015, is derived from, and presented on the same basis as, our consolidated financial statements prepared under IFRS and should be read together with such consolidated financial statements.

Our financial statement data as of and for the years ended December 31, 2015 and 2016 are not comparable because of the Merger, which was consummated on April 1, 2016. The Merger has been accounted for as a reverse acquisition, based on guidance in IFRS 3 “Business Combinations,” with Banco Itaú Chile (the legal acquiree) considered as the accounting acquirer and Corpbanca (the legal acquirer) considered as the accounting acquiree. Accordingly, the financial statements of Itaú Corpbanca for periods prior to the acquisition date of April 1, 2016 reflect the historical financial information of Banco Itaú Chile.

Before the Merger, former Banco Itaú Chile (the legal acquiree) only produced financial statements pursuant to Chilean Banking GAAP, while former Corpbanca (the legal acquirer) from 2009 to 2015 issued financial statements according to Chilean Banking GAAP and according to IFRS. Therefore, Itaú Corpbanca (the merged entity) has applied the accommodation granted by General Instruction G to Form 20-F (First-Time Application of International Financial Reporting Standards), and this annual report on Form 20-F includes financial statements prepared in accordance with IFRS as of and for the years ended December 31, 2015 and 2016. For more information, see Notes 1.2(a) and 2 of our consolidated financial statements.

Readers should exercise caution in determining trends based on prior annual reports. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—The Economy—Critical Accounting Policies and Estimates.”

Our auditors, PricewaterhouseCoopers Consultores Auditores SpA, or PwC, an independent registered public accounting firm, have audited our consolidated financial statements in accordance with IFRS as of December 31, 2016 and 2015 and for the years ended December 31, 2015 and 2016. See pages F-1 and F-2 of this report for further details on PwC’s opinions.

Foreign Currency Markets

In this Annual Report, references to “$,” “US$,” “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos”, “Ch$” or “CLP” are to Chilean pesos, references to “UF” are to Unidades de Fomento and references to “Colombian pesos” or “COP$” are to Colombian pesos. The UF is an inflation-indexed, Chilean peso-denominated unit that is linked to and adjusted daily to reflect changes in the previous month’s Chilean Consumer Price Index of the Chilean National Statistics Institute (Instituto Nacional de Estadísticas). As of December 31, 2016, one UF equaled US$39.34, Ch$26,347.98 and COP$118,088.17 and as of April 6, 2017, one UF equaled US$40.36, Ch$26,482.18 and COP$115,238.73. See “Item 5. Operating and Financial Review and Prospects.”

This Annual Report contains translations of certain Chilean peso amounts into U.S. dollars and Colombian pesos at specified rates solely for the convenience of the reader. These translations should not be construed as representations that such Chilean peso amounts actually represent such U.S. dollar or Colombian pesos amounts, were converted from U.S. dollars or Colombian pesos amounts at the rate indicated in preparing our financial statements or could be converted into U.S. dollars or Colombian pesos amounts at the rate indicated or any particular rate at all. Unless otherwise indicated, such U.S. dollar and Colombian pesos amounts have been translated from Chilean pesos based on our own exchange rate of Ch$669.81 and COP$3,002.00, respectively, per US$1.00 as of December 31, 2016.

Specific Loan Information

Unless otherwise specified, all references in this Annual Report to total loans are to loans and financial leases before deduction for allowances for loan losses, and they do not include loans to banks or unfunded loan commitments. In addition, all market share data and financial indicators for the Chilean banking system when compared to Itaú Corpbanca’s financial information, presented in this Annual Report or incorporated by reference into this Annual Report are based on information published periodically by the SBIF, which is published under Chilean Bank GAAP and prepared on a consolidated basis. Non-performing loans include the principal and accrued interest on any loan with at least one installment more than 90 days overdue. Impaired loans include those loans on which there is objective evidence that customers will not meet some of their contractual payment obligations. Past due loans include all installments and lines of credit more than 90 days overdue, provided that the aggregate principal amount of such loans is not included. Under IFRS, a loan is evaluated on each financial statement reporting date to determine whether objective evidence of impairment exists. A loan will be impaired if and only if, objective evidence of impairment exists as a result of one or more events that occurred after the initial recognition of the loan, and such event or events have an impact on the estimated future cash flows of such loan that can be reliably estimated. It may not be possible to identify a single event that was the individual cause of the impairment. An impairment loss relating to a loan is calculated as the difference between the carrying amount of the loan and the present value of estimated future cash flows discounted at the effective interest rate. Individually significant loans are individually tested for impairment. The remaining financial loans are evaluated collectively in groups with similar credit risk characteristics. The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. In the case of loans recorded at amortized cost, the reversal is recorded in income. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Classification of Banks and Loans; Allowances and Provisions for Loan Losses.”

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

For these purposes, the effective net equity of a bank is the sum of (1) the bank’s basic capital, (2) subordinated bonds issued by the bank valued at their issue price for an amount of up to 50% of its basic capital (provided that the value of the bonds shall decrease by 20% for each year that elapses during the period commencing six years prior to their maturity), (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk weighted assets to the extent voluntary allowances exceed those that banks are required to maintain by law or regulation, (4) minority interests of up to 20% of the basic capital (provided that if such minority interests exceed 20%, only 20% will be taken into account), minus (5) goodwill or premiums, paid balances and investments in companies that are not consolidated and (6) certain deductions to be made in accordance with provisions of chapter 12-1 of the regulations of the SBIF (Recopilación Actualizada de Normas), or the Regulations of the SBIF.

Rounding and Other Matters

Certain figures included in this Annual Report and in our audited consolidated financial statements as of and for the years ended December 31, 2015 and 2016 have been rounded for ease of presentation. Percentage figures included in this Annual Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Annual Report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the years ended December 31, 2015 and 2016. Certain other amounts that appear in this Annual Report may similarly not sum due to rounding.

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

As of December 31, 2016, the U.S. dollar exchange rate used by us was Ch$669.81 per US$1.00 and the Colombian peso exchange rate used by us was Ch$3,002.00 per COP$1.00.

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for the periods set forth below, as reported by the Central Bank of Chile.

	Daily Observed Exchange Rate (Ch$ per US$)(1)
	Low (2)	High (2)	Average(3)	Period-End (4)
Year ended December 31,
2012	469.65	519.69	486.75	478.60
2013	466.50	533.95	495.00	523.76
2014	524.61	621.41	570.01	607.38
2015	597.10	715.66	654.25	707.34
2016	645.22	730.31	676.83	667.29

Quarterly period
2015 1st Quarter	606.75	642.18	624.42	626.87
2015 2nd Quarter	597.10	637.80	617.76	634.58
2015 3rd Quarter	636.39	706.24	676.25	704.68
2015 4th Quarter	673.91	715.66	697.75	707.34
2016 1st Quarter	671.97	730.31	702.07	675.10
2016 2nd Quarter	657.90	696.96	677.69	661.49
2016 3rd Quarter	645.22	680.28	661.65	659.08
2016 4th Quarter	649.40	679.24	665.80	667.29
2017 1st Quarter	638.35	673.36	655.58	662.66

Month ended
September 2016	657.32	680.28	668.63	659.08
October 2016	651.65	670.88	663.92	651.65
November 2016	650.72	679.24	666.12	675.48
December 2016	649.40	677.11	667.17	667.29
January 2017	648.31	673.36	661.19	648.87
February 2017	638.35	646.97	643.21	645.19
March 2017	648.88	669.52	661.20	662.66
April 2017(5)	657.74	663.97	660.32	657.74

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.
(4)	Each annual period ends on December 31, and the respective period-end exchange rate is published by the Central Bank of Chile on the first business day following December 31. Each monthly period ends on the last calendar day of such month and the respective period-end exchange rate is published by the Central Bank of Chile on the first business day following the last calendar day of such month.
(5)	The information for April 2017 is as of April 6, 2017.

The following table sets forth the annual low, high, average and period-end exchange rate for U.S. dollars for the periods set forth below under our policy to calculate our own exchange rate:

	Bank’s Exchange Rate Ch$ per US$1
	Low (2)	High (2)	Average (3)	Period-End
Year ended December 31,
2012	469.68	518.65	486.68	479.16
2013	466.48	533.95	495.31	526.41
2014	605.46	621.56	612.85	605.46
2015	593.49	714.82	654.55	710.32
2016	643.04	731.70	677.15	669.81

Quarterly period
2015 1st Quarter	612.33	642.07	624.73	623.96
2015 2nd Quarter	593.49	638.47	618.00	638.47
2015 3rd Quarter	635.36	704.89	676.91	696.86
2015 4th Quarter	674.31	714.82	697.72	710.32
2016 1st Quarter	667.08	731.70	701.17	667.08
2016 2nd Quarter	658.95	695.94	677.29	659.55
2016 3rd Quarter	643.04	692.91	662.75	658.20
2016 4th Quarter	648.87	680.20	666.36	669.81
2017 1st Quarter	637.03	673.91	655.53	659.61

Month ended
September 2016	658.07	679.72	667.21	658.20
October 2016	649.31	679.72	664.51	649.31
November 2016	649.02	680.20	667.46	673.06
December 2016	648.87	678.18	666.94	669.81
January 2017	645.84	673.91	660.05	645.84
February 2017	637.03	649.85	643.36	649.85
March 2017	650.05	669.41	661.98	662.26
April 2017(4)	656.18	660.56	658.37	656.18

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.
(4)	The chart contains information up to April 6, 2017.

Exchange Controls Considerations

Investments made in our common shares and our ADRs are subject to the following requirements:

•	any foreign investor acquiring common shares to be deposited into an ADR facility who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;

•	the entity participating in the Formal Exchange Market through which the funds are brought into Chile must report such investment to the Central Bank of Chile;

•	all remittances of funds from Chile to the foreign investor upon the sale of common shares underlying American Depositary Shares, or ADSs, or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; and

•	all remittances of funds made to the foreign investor must be reported to the Central Bank of Chile.

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

	For the fiscal years ended December 31,
	2015	2016	2016 (1)
	Ch$	Ch$	US$
	(in millions of Ch$ and thousands of US$, except for number of shares and per share data)(2)
Interest income	501,982	1,509,203	2,253,181
Interest expense	(278,692)	(870,028)	(1,298,918)

Net interest income	223,290	639,175	954,263

Net service fee income	71,088	150,796	225,133
Trading and investment, foreign exchange gains and other operating income	50,040	83,551	124,738
Total operating expenses	(178,460)	(616,627)	(920,600)
Provisions for loan losses	(42,929)	(245,990)	(367,253)

Income before income taxes	123,029	10,905	16,281
Income taxes	(17,263)	3,568	5,327
Income from continuing operations	105,766	14,473	21,608
Income from discontinued operations	—	(504)	(752)

Net income for the year	105,766	13,969	20,855

Net income per common share (3)	0.919	0.035	0.00005
Dividend per common share (4)	0.768	0.372	0.00056
Dividends per ADS (4)	1.153	0.125	0.000187
Shares of common stock outstanding	115,039,690,651	512,406,760,091

(1)	Amounts stated in U.S. dollars as of December 31, 2016, and for the year ended December 31, 2016 have been translated from Chilean pesos at our exchange rate of Ch$669.81 per US$1.00 as of December 31, 2016.
(2)	Amounts stated in millions of Chilean pesos and thousands of U.S. dollars except for net income per share, dividends per common share and dividend per ADS expressed in Chilean pesos and in U.S. dollars.
(3)	Net income per common share has been calculated on the basis of net income attributable to the equity holders of the bank divided by the weighted average number of shares outstanding for the period. For further information on basic earnings and diluted earnings please see Note 22(d) to our financial statements.
(4)	Represents dividends paid in respect of net income earned in the prior fiscal year.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
	2015	2016	2016 (1)
	Ch$	Ch$	US$
	(in millions of Ch$ and thousands of US$)
Cash and deposits in banks	477,809	1,487,137	2,220,237
Cash in the process of collection	62,095	145,769	217,627
Trading portfolio financial assets	17,765	632,557	944,383
Investments under agreements to resell	10,293	170,242	254,165
Derivative financial instruments	227,984	1,102,769	1,646,391
Loans and receivables from banks	99,398	150,568	224,792
Loans and receivables from customers	6,705,492	20,444,648	30,523,056
Financial investments available-for-sale	514,985	2,074,077	3,096,515
Held to maturity investments	—	226,433	338,056
Intangible assets	51,809	1,614,475	2,410,348
Property, plant equipment, net	33,970	121,043	180,712
Current income taxes	8,275	164,296	245,287
Deferred income taxes	13,930	110,765	165,368
Other assets	135,742	427,394	638,082
Non-current assets held for sale	1,785	37,164	55,484

TOTAL ASSETS	8,361,332	28,909,337	43,160,504

Current accounts and demand deposits	981,349	4,453,191	6,648,439
Transaction in the course of payment	26,377	67,413	100,645
Obligations under repurchase agreements	43,727	373,879	558,187
Time deposits and saving accounts	3,952,573	11,581,710	17,291,038
Derivative financial instruments	253,183	907,334	1,354,614
Borrowings from financial institutions	658,600	2,179,870	3,254,460
Debt issued	1,504,335	5,460,253	8,151,943
Other financial obligations	20,733	25,563	38,165
Current income tax provision	543	1,886	2,816
Deferred income taxes	67	57,636	86,048
Provisions	75,924	100,048	149,368
Other liabilities	52,480	269,810	402,816
Liabilities directly associated with non-current assets held for sale	—	7,032	10,498

TOTAL LIABILITIES	7,569,891	25,485,625	38,049,036

Equity attributable to equity holders of the bank	791,382	3,184,743	4,754,696
Non-controlling interest	59	238,969	356,771

TOTAL EQUITY	791,441	3,423,712	5,111,467

TOTAL LIABILITIES AND EQUITY	8,361,332	28,909,337	43,160,504

(1)	Amounts stated in U.S. dollars as of December 31, 2016, and for the year ended December 31, 2016 have been translated from Chilean pesos at our exchange rate of Ch$669.81 per US$1.00 as of December 31, 2016.

CONSOLIDATED RATIOS

	As of and for the year ended December 31,
	2015	2016
Profitability and Performance
Net interest margin(1)	3.0%	3.0%
Return on average total assets (2)	1.3%	0.1%
Return on average equity (3)	13.9%	0.5%
Efficiency ratio (consolidated) (4)	49.6%	68.0%
Dividend payout ratio (5)	50.0%	30.0%

Capital
Average equity as a percentage of average total assets	9.4%	11.3%
Equity as a percentage of total liabilities	10.5%	12.5%

Asset Quality
Allowances for loan losses as a percentage of non-performing loans (6)	104.9%	158.6%
Non-performing loans as a percentage of total loans (6)	1.3%	1.7%
Allowances for loan losses as a percentage of total loans	1.4%	2.7%
Past due loans as a percentage of total loans (7)	0.8%	0.5%

Other Data
Inflation rate	4.4%	2.7%
Revaluation (devaluation) rate (Ch$/US$) (foreign exchange rate)	17.3%	(5.7)%
Number of employees	2,549	9,607
Number of branches and offices	97	398

(1)	Net interest margin is defined as net interest income divided by average interest-earning assets.
(2)	Return on average total assets is defined as net income divided by average total assets.
(3)	Return on average equity is defined as net income divided by average shareholders’ equity.
(4)	Efficiency ratio (consolidated) is defined as total operating expenses as a percentage of operating income consisting of aggregate of net interest income, net service fee income, net gains from make-to-market and trading exchange differences (net) and other operating income (net).
(5)	Dividend payout ratio represents dividends divided by net income.
(6)	Non-performing loans include the principal and interest on any loan with one installment more than 90 days overdue.
(7)	Past due loans include all installments and lines of credit more than 90 days overdue and does not include the aggregate principal amount of such loans.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

We wish to caution readers that the following important factors, and those important factors described in other reports submitted to, or filed with the Securities and Exchange Commission, or the SEC, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical for investments in the shares of U.S. companies. Prior to making an investment decision, you should carefully consider all of the information contained in this document, including the following factors.

Risks Associated with our Business

The growth and composition of our loan portfolio may expose us to increased loan losses.

In 2016, due to the Merger and the consolidation of the loan portfolios of former Corpbanca and former Banco Itaú Chile, our aggregate gross loan portfolio grew by 208.8%. However, due to the decline in investment activity in Chile and a more challenging economic scenario in 2016, when compared to the combined loan portfolios of former Corpbanca and former Banco Itaú Chile in 2015, our consolidated loan portfolio decreased in 2016 by 2.7%. Our business strategy is to grow profitably while increasing the size of our loan portfolio.

The consumer loans business unit represents the single highest level of risk in our loan portfolio. As of December 31, 2016, the risk index (ratio of allowance for loans losses over total loans) of this unit was 4.7% while other business units of our loan portfolio, such as mortgage loans and commercial loans, had lower risk indexes of 0.6% and 2.9%, respectively.

As of December 31, 2016, commercial loans represented 69.7% of our total loan portfolio compared to 67.1% as of December 31, 2015 for Banco Itaú Chile. As of December 31, 2016, mortgage loans represented 18.5% of our total loan portfolio compared to 22.6% as of December 31, 2015 for Banco Itaú Chile, and consumer loans represented 11.8% of our total loan portfolio compared to 10.3% as of December 31, 2015 for Banco Itaú Chile.

Our consumer loan portfolio may experience loan losses due to the absence of collateral in respect of unsecured loans, insufficient collateral in collateralized loans, and risks relating to the circumstances of individual borrowers, including unemployment or incapacitation of our consumer borrowers.

We believe our total allowances for loan losses is adequate as of the date hereof to cover all known losses in our total loan portfolio. The growth of our loan portfolio (particularly in the lower-middle to middle income customer business units) may expose us to a higher level of loan losses and require us to establish proportionately higher levels of provisions for loan losses, which would offset the increased income that we can expect to receive as our loan portfolio grows.

Our loan portfolio may not continue to grow at the same or similar rate.

Past performance of our loan portfolio may not be indicative of future performance. Our loan portfolio may not continue to grow at the same or similar rates as the growth rate that we historically experienced, particularly in light of the growth in recent years attributable to the acquisitions of Corpbanca Colombia in May 2012 (the “Corpbanca Colombia Acquisition”), Helm Bank in August 2013 (the “Helm Bank Acquisition”) and the Merger. Additionally, changes in the Chilean or Colombian economies, a slowdown in the growth of customer demand, an increase in market competition or changes in governmental regulations could also adversely affect the rate of growth of our loan portfolio and our risk index.

Our allowances for loan losses may not be adequate to cover the future actual losses to our loan portfolio.

As of December 31, 2016, our allowance for loan losses was Ch$559,304 million (excluding allowances for loan losses on loans and receivable to banks) and the risk index was 2.7%. The amount of allowance for loan losses is based on our current assessment and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among others, our customers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chilean and Colombian economies, government macroeconomic policies, interest rates and the legal and regulatory environment. Many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses require recalibration, which may lead to increased provision for loan losses. If our assessment of, and expectations concerning, the above mentioned factors differ from actual developments, if the quality of our loan portfolio deteriorates or if the future actual losses exceed our estimates, our allowance for loan losses may not be adequate to cover actual losses and we may need to make additional allowances for loan losses, which may materially and adversely affect our results of operations and financial condition.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

As of December 31, 2016, our non-performing loans were Ch$352,700 million, which resulted in a non-performing to total loans ratio of 1.68% as of December 31, 2016. We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency. Failure of credit risk management policies may result in an increase in the level of non-performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control, such as the macroeconomic factors affecting the Chilean or Colombian economies. If such deterioration were to occur, it could materially and adversely affect our financial conditions and results of operations.

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

In addition, we may face difficulties in perfecting our liens and enforcing our rights as a secured creditor. In particular, timing delays and procedural problems in enforcing against collateral and local protectionism in the markets in which we operate may make foreclosures on collateral and enforcement of judgments difficult, and may result in losses that could materially and adversely affect our results of operations and financial condition.

We may be unable to meet requirements relating to capital adequacy.

Chilean banks are required by the Chilean General Banking Act to maintain regulatory capital of at least 8% of risk-weighted assets, net of required allowance for loan losses and deductions, and basic capital of at least 3% of total assets, net of required allowance for loan losses. Due to the Merger, the SBIF considered the bank to be a systemically important bank and therefore imposed a larger regulatory minimum capital of 10% on the bank instead of 8%. For the purposes of maintaining a high solvency classification from the SBIF and continued compliance with the SBIF’s capital requirements on us, our intention is to have the highest classification from the SBIF. As of December 31, 2016, our regulatory capital to risk weighted assets ratio was 14.0% according to the rules issued by the SBIF, which implement the Basel I capital requirements standards in Chile. See “—Banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations.”

Itaú Corpbanca expects to target a capital ratio based on the greater of 1.2 times the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia. As of December 31, 2016, according to public information published by the SBIF, the average regulatory capital ratio of the three largest private banks in Chile was 13.6%.

Additionally, Colombian financial institutions are subject to capital adequacy requirements (as set forth in Decree No. 1,771 of 2012, as amended) that are based on applicable Basel Committee standards. The regulations establish four categories of assets, which are each assigned different risk weights, and require that a credit institution’s Technical Capital (as defined below) be at least 9% of that institution’s total risk-weighted assets, and that its ordinary basic capital be at least 4.5% of that institution’s total risk-weighted assets. Technical Capital for the purposes of the Colombian regulations consists of the sum of Tier One Capital (ordinary basic capital) and Tier Two Capital (additional basic capital plus additional capital). As of December 31, 2016, the consolidated ratio for our Colombian operations (calculated according to the Colombian Superintendency of Finance definitions for “Total Solvency” (“Solvencia Total”)) was 12.7%.

Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

•	the increase of risk-weighted assets as a result of the expansion of our business;

•	the failure to increase our capital correspondingly;

•	losses resulting from a deterioration in our asset quality;

•	declines in the value of our available-for-sale investment portfolio;

•	goodwill and minority interest;

•	changes in accounting rules;

•	changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in the countries we operate; and

•	fluctuations in exchange rates that could impact our loan portfolio, valuation adjustments due to the translation effects in equity or hedging strategies.

As provided in article 68 of the Chilean General Banking Act, if we fail at any time to meet the legal requirements relating to the maintenance of regulatory capital (which is comprised of effective net worth and basic capital, as both concepts are defined in article 66 of the Chilean General Banking Act and Chapter 12-1 of the Regulations of the SBIF), we would have to comply with such legal requirements within a period of 60 days. For each day we fail to comply with such legal requirements, we would be subject to a daily penalty equal to one thousandth of the deficit of the effective net worth or basic capital, as the case may be.

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

We are dependent on key personnel.

Our development, operation and growth depends significantly upon the efforts and experience of our board of directors, senior management and other key executives. The loss of key personnel for any reason, including retirement or our inability to timely attract and retain qualified management personnel to replace them, could have a material adverse effect on our business, financial condition and results of operations.

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

Our results of operations depend to a great extent on our net interest income. In 2015 and 2016, our ratio of net interest income to total operating income was 64.8% and 73.2%, respectively. Changes in market interest rates in Chile or Colombia could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities leading to a reduction in our net interest income. Interest rates are highly sensitive to many factors beyond our control, including the monetary policies of the Central Bank of Chile and the Central Bank of Colombia, changes in regulation of the financial sector in Chile and Colombia, domestic and international economic and political conditions and other factors. Yields on the Chilean government’s 90-day benchmark rate reached a high of 3.1% and a low of 1.5% in 2015 and a high of 3.6% and a low of 3.5% in 2016. On the other hand, the Colombian government does not issue short-term bonds of 30, 60 or 90 days as the Chilean government does. Instead, every month a committee of the Central Bank of Colombia determines the benchmark rate in order to achieve a specific goal of inflation. Yields on the Colombian benchmark rate reached a high of 5.8% and a low of 4.5% for 2015 and a high of 7.8% and a low of 5.8% for 2016. As of December 31, 2015 and 2016, we had Ch$514,985 million and Ch$2,074,077 million, respectively, in financial investments available-for-sale. In the current global economic climate, there is a greater degree of uncertainty and unpredictability in the policy decisions and the setting of interest rates by the Central Bank of Chile and the Central Bank of Colombia and, as a result, any volatility in interest rates could adversely affect us, including our future financial performance and the market value of our securities. In addition, inflation rate volatility could adversely affect our net interest income due to fluctuations in the gap between assets and liabilities that are indexed to the UF.

Increased competition and industry consolidation may adversely affect the results of our operations.

The Chilean and Colombian markets for financial services are highly competitive and competition is likely to increase.

In Chile, we face competition from banking and non-banking institutions with respect to the different products we offer. In the consumer and other loans businesses, we compete with other banks, credit unions and public social security funds (cajas de compensación). In some of our credit products, we face competition from department stores, large supermarket chains and leasing, factoring and automobile finance companies, and in the saving products and mortgage loans businesses we compete with mutual funds, pension funds, insurance companies and with residential mortgage loan managers (Administradoras de Mutuos Hipotecarios). Furthermore, under the Chilean General Banking Act, representative offices of non-Chilean banks are allowed to promote the credit products and services of their headquarters, which has increased, and may further increase, competition in our industry and, thus, have an adverse effect on our results of operation and financial condition.

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

We make estimates and assumptions in connection with the preparation of our consolidated financial statements, and any changes to those estimates and assumptions could have a material adverse effect on our operating results.

In connection with the preparation of our consolidated financial statements, we use certain estimates and assumptions based on historical experience and other factors. While we believe that these estimates and assumptions are reasonable under the current circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, our reported operating results could be materially adversely affected.

As a result of the inherent limitations in our disclosure and accounting controls, misstatements due to error or fraud may occur and not be detected.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file with or submit to the SEC under the Exchange Act of 1934, as amended (the “Exchange Act”), is accumulated and communicated to management, recorded, processed summarized and reported within the time periods specified in SEC rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, including related accounting controls, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls.

Any failure by us to maintain effective internal control over financial reporting may adversely affect investor confidence and, as a result, the value of investments in our securities.

We are required under the Sarbanes-Oxley Act of 2002 to furnish a report by our management on the effectiveness of our internal control over financial reporting and to include a report by our independent auditors attesting to such effectiveness. Any failure by us to maintain effective internal control over financial reporting could adversely affect our ability to report accurately our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent auditors determine that we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market prices of our shares and ADSs could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies subject to SEC regulation, also could restrict our future access to the capital markets.

Our reliance on short-term deposits as our principal source of funds exposes us to sudden increases in our costs of funding which could have a material adverse effect on our revenue.

Time deposits and other term deposits are our primary sources of funding, which represented 45.3% of our liabilities as of December 31, 2016. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds, any money markets in which we operate will be able to maintain levels of funding without incurring higher funding costs or the liquidation of certain assets. If this were to happen, our business, results of operations and financial condition may be materially and adversely affected.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

Economic policies and any future changes in the value of the Chilean peso or the Colombian peso against the U.S. dollar could affect the dollar value of our securities, since the equity value of Itaú Corpbanca is hedged against our base currency Chilean peso. The Chilean peso and the Colombian peso have been subject to significant fluctuations in their value against the U.S. dollar in the past and could be subject to similar fluctuations in the future. As of December 31, 2015, the Chilean peso depreciated against the U.S. dollar by 17.3% and the Colombian peso depreciated against the U.S. dollar by 31.1%, each as compared to December 31, 2014. As of December 31, 2016, the Chilean peso appreciated against the U.S. dollar by 5.7% and the Colombian peso appreciated against the U.S. dollar by 4.3%, each as compared to December 31, 2015.

Our results of operations may be affected by fluctuations in exchange rates between and among the Chilean peso, the Colombian peso and the U.S. dollar despite our internal policy and Chilean and Colombian regulations relating to the general avoidance of material exchange rate gaps. As of December 31, 2015 and 2016, the gap between foreign currency denominated assets and foreign currency denominated liabilities, excluding derivatives, was Ch$222,673 million and Ch$(606,535) million, respectively.

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

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. We have backup data for our key data processing systems that could be used in the event of a catastrophe or a failure of our primary systems, and have established alternative communication networks where available. However, we cannot assure you that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. Such failures could be caused by, among other things, software bugs, computer virus attacks, cyber-attacks or conversion errors due to system upgrading. In addition, any security breach caused by unauthorized access to information or systems, intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition.

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

Our business in Colombia is dependent on certain technology service agreements with affiliates of Banco Santander, S.A.

Upon our acquisition of Banco Santander Colombia in 2012, Banco Santander, S.A. agreed to cause certain of its affiliates to provide us certain technology services. Our business in Colombia is still dependent on such service and support of such affiliates of Banco Santander, S.A. We have recently extended the technology service agreements entered into with such affiliates (including Produban Servicios Informáticos Generales S.L. and Ingenierĺa de Software Bancario S.L.) until December 31, 2017. Our management has informed Banco Santander, S.A. that we may request a further extension of these agreements. If the affiliates of Banco Santander, S.A. are unable to service and support our business in Colombia or if we are unable to integrate our information technology systems into our business in Colombia after the expiration of the technology service agreements, then such failure could materially and adversely affect our business, financial condition and results of operations.

A worsening of labor relations in Chile or Colombia could impact our business.

As of December 31, 2016, on a consolidated basis we had 9,607 employees in Chile (including 27 at our New York Branch), of which 49% were unionized, and 3,675 employees in Colombia, of which 24% were unionized. We are parties to collective bargaining agreements with unions representing our employees in Chile and Colombia. Corpbanca Colombia’s current labor agreement with 18 unions in Colombia was subscribed on August 26, 2015 and expires on August 31, 2017. We generally apply the relevant terms of our collective bargaining agreement to unionized and non-unionized employees in each of the markets in which we operate. We have traditionally enjoyed good relations with our employees and their unions. However, we may not be able to renew our collective bargaining agreements on satisfactory terms or at all. This could result in strikes or work stoppages, which could result in substantial losses. The terms of existing or renewed agreements could also significantly increase our costs or negatively affect us. Also, a strengthening of cross-industry labor movements may result in increased employee or labor costs that could materially and adversely affect our business, financial condition or results of operations.

Law 20,940, which will become effective on April 1, 2017, introduces significant amendments to the Chilean labor system. The principal amendments enacted by Law 20,940 to the existing labor framework in Chile include, among others:

•	Collective bargaining coverage was expanded to certain employees who were prevented from exercising this right, such as apprentices, temporary workers and others. Before the amendments to the labor law, employees who could hire and dismiss employees, were not able to bargain collectible as part of the employees. After the amendments to the labor law, only employees with legal capacity to represent the employer are not able to bargain collectible, unless they do so representing the employer.

•	Collective bargaining agreements currently in effect will constitute a floor for the negotiation of new conditions of employment. The financial situation of the company or business as of the date of discussions for a new agreement would not have any bearing on collective bargaining negotiations.

•	The employer’s right to replace those workers participating in a strike with current or new employees while the strike is taking place will be curtailed and replaced with an obligation from unions to provide the personnel required to comply with “minimum services” through “emergency teams.”

•	Unions may annually request from large companies information regarding the remunerations and duties associated with each category of employees.

•	After the amendments to the labor law, unions will have to agree in the extension of benefits to those employees who are not currently unionized.

•	In case of unions that include employees from several companies of the same industry (Sindicato Interempresa) the companies will be forced to bargain with them and not only with their own employees.

The implementation of Law 20,940, as it increases the collective bargaining power of labor unions, may have adverse effects on our overall employment and operating costs and may increase the likelihood of business disruptions on our activities in Chile, which could negatively affect our financial condition and results of operations. The amendments to the labor law intend to encourage the collective bargaining and increase the unionization rates.

We rely on third parties for important products and services.

Third-party vendors provide key components of our business infrastructure such as different loan servicing systems, internet connections and network access. Any problems caused by these third parties, including as a result of their not providing us their services for any reason or their performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise to conduct business. Replacing these third-party vendors could also entail significant delays and expense and could negatively impact our business.

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

We are required to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations, and we have adopted various policies and procedures, including internal controls and “know-your customer” procedures, aimed at preventing money laundering and terrorist financing. In addition, because we also rely on our correspondent banks having their own appropriate anti-money laundering and anti-terrorist financing procedures, we use what we believe are commercially reasonable procedures for monitoring our correspondent banks. However, these measures, procedures and compliance may not be entirely effective in preventing third parties from using us (and our correspondent banks) as a conduit for money laundering (including illegal cash operations) or terrorist financing without our (and our correspondent banks’) knowledge or consent. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could be harmed and we could become subject to fines, sanctions or legal enforcement (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us), which could have a material adverse effect on our business, financial condition and results of operation.

Banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations.

We are subject to regulation in the markets in which we operate, including by the SBIF and by the Central Bank of Chile in Chile, and by the Central Bank of Colombia, the Colombian Ministry of Finance, the Colombian Superintendency of Finance, the Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio), or SIC, and the Self-Regulatory Organization (Autorregulador del Mercado de Valores-AMV, or the SRO) in Colombia.

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

Itaú Corpbanca must maintain a capital adequacy index of at least 10% calculated pursuant to the guidelines issued by the SBIF. In line with the future adoption of Basel III regulations in Chile, the SBIF has maintained a proposal to increase the minimum effective BIS capital adequacy ratio from the current 8% to 10.5%. This change requires an amendment to the Chilean General Banking Act by Congress, and when adopted, could require us to inject additional capital in our business in the future. The SBIF has not issued any timetable for adoption of Basel III but has issued guidance to Chilean banks regarding the adoption of Basel III for 2019. Although we have not failed in the past to comply with our capital maintenance obligations, there can be no assurance that we will not do so in the future.

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

The banking regulatory and capital markets environment in which we operate is continually evolving and may change.

Changes in banking regulations may materially and adversely affect our business, financial condition and results of operations. Chilean laws, regulations, policies and interpretations of laws relating to the financial system are continually evolving and changing.

In Chile, new regulations have been enacted in the past years which have, among others things, (a) increased the limit on the amount that a bank is allowed to grant as an unsecured loan to a single individual or entity (currently set at 10% of its regulatory capital and up to 30% of its regulatory capital if any loans granted in excess of the 10% are secured by certain collateral, for persons non-related to the bank and at 5% or 25% if loans in excess of 5% are secured by certain collateral, for certain groups of persons related to the bank), (b) allowed marketing and promotion activities of credit products and services by non-Chilean banks with representative offices in Chile, (c) strengthened consumers’ rights in connection with financial products and services; and (d) lowered the maximum legal interest rate that can be imposed in general loans valued at over UF 200. These amendments have affected the Chilean banking industry in several ways including by increasing competition, increasing the risks associated with the growth of loan portfolios, providing additional scrutiny regarding prices and contracts for financial products and have caused a loss of flexibility in the determination of price and product distribution strategies in the retail banking unit.

Colombia has also experienced recent changes in applicable laws, regulations and policies, such as those regulating collateral and foreclosure, financial inclusion and consumer protection. In 2013, a new regulation regarding liens over movable assets was enacted which may affect our rights to foreclose on or liquidate movable assets pledged in favor of our Colombian subsidiaries. This new law created a new registry for liens over movable assets, pursuant to which, secured creditors—including us—had to register liens granted on their favor before the enactment of the law. The effects of this new law regarding guarantees over movable assets have been favorable for the financial sector in general. Uniform online registration of all guarantees over movable assets has allowed an increased general awareness of the credit situation of clients and of the availability of their rights to be used as support of their obligations. Also, the new law has made it possible to streamline the execution processes of delinquent clients and to provide clarity regarding the priority order of secured creditors in corporate insolvency events. Several operational mechanisms were implemented in order to ensure that all of the guarantees in favor of the bank were registered.

There is a risk that third parties with conflicting liens may also try to obtain registration over the same assets, in which case the first party to register a lien will have priority over any others. In order to promote financial inclusion, the Colombian Congress passed Law No. 1,735 of 2014, which created a new type of financial entity called Specialized Electronic Deposit and Payment Institutions (Sociedades Especializadas en Depósitos y Pagos Electrónicos) as a new deposit-taking entity form that can be incorporated by a natural person, postal service offices and/or mobile network operator or another non-bank company. The Specialized Electronic Deposit and Payment Institutions are regulated financial services providers subject to financial regulation and supervision. The only activities these entities are authorized to perform are remote cash-in and cash-out deposit operations, the allocation of customers’ funds in electronic deposit accounts and the offering of transactional services such as remittances, transfers, and payments. This change increases the potential source of competition in Colombia and may impair our ability to acquire new customers or retain existing customers. Additionally, Law No. 1,328 of 2009, amended in 2014, created a customer protection regime with respect to financial institutions. This regime strengthened the rights of consumers of financial services and products and set forth specific obligations for financial institutions. Any violation of this law or regulations issued pursuant to this law by Corpbanca Colombia could result in monetary or administrative sanctions or restrictions on its operations.

We also have limited operations outside of Chile and Colombia, including Spain and the United States. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations or their applicability or interpretation, may have an adverse effect on our operations and financial condition.

We are subject to regulatory inspections, examinations and to the imposition of fines by regulatory authorities in Chile and in Colombia.

We are also subject to various inspections, examinations, inquiries, audits and other regulatory requirements by Chilean and Colombian regulatory authorities.

We cannot assure you that we will be able to meet all of the applicable regulatory requirements and guidelines, or that we will not be subject to other sanctions, fines, restrictions on our business or other penalties in the future as a result of non-compliance. If other sanctions, fines, restrictions on our business or other penalties are imposed on us for failure to comply with applicable requirements, guidelines or regulations, our business, financial condition, results of operations and our reputation and ability to engage in business may be materially and adversely affected.

Pursuant to letter No. 16,191, the SBIF fined the bank for an alleged infringement to the individual lending limits provided by article 84 No. 1, in relation to article 85 of the Chilean General Banking Act. The total amount was Ch$21,765 million. In an extraordinary meeting on January 4, 2016, the bank’s board of directors agreed: to communicate the letter as a material event, expressing disagreement with the alleged infringement and to instruct management to exercise each and every legal action in order to obtain the annulment of the fine.

On January 8, 2016, the bank paid the full amount of the fine as a mandatory condition precedent to exercise its appeal rights. On January 18, 2016, the bank brought an action before the Santiago Court of Appeals seeking the annulment of the fine. Pursuant to a final ruling by the Court of Appeals of Santiago dated August 31, 2016, the fine imposed by the SBIF pursuant to letter No.16,191 was declared illegal. In accordance with Article 22 of the General Law on Banks, the favorable ruling obtained by Itaú Corpbanca is not subject to appeal.

On September 6, 2016, the SBIF filed a complaint (recurso de queja) against the judges of the Court of Appeals of Santiago before the Supreme Court. As of today, the Supreme Court has not issued its ruling. We cannot assure you that the Supreme Court decision will be favorable to us. A final, non-appealable decision that is adverse to our claims may have an adverse effect on our business, financial condition and results of operations.

Failure to protect personal information could materially and adversely affect our business, financial condition and results of operations.

We manage and hold confidential personal information of customers in the conduct of our banking operations, and offer various internet-based services to our clients, including online banking services. We could be liable for breaches of security in our online banking services, including cybersecurity breaches. The secure transmission of confidential information over the Internet is essential to maintain our clients’ confidence in our online services. In certain cases, we are responsible for protecting customers’ proprietary information as well as their accounts with us. We have security measures and processes in place to defend against these cybersecurity risks but these cyber-attacks are rapidly evolving (including computer viruses, malicious code, phishing or other information security breaches), and we may not be able to anticipate or prevent all such attacks, which could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our customers’ confidential, proprietary and other information. Individuals may also seek to intentionally disrupt our online banking services or compromise the confidentiality of customer information with criminal intent. Although we have procedures and controls to safeguard personal information in our possession, as well as systems and processes that are designed to recognize and assist in preventing security breaches, failure to protect against or mitigate breaches of security or other unauthorized disclosures could constitute a breach of privacy or other laws, subject us to legal actions and administrative sanctions as well as damages, adversely affect our ability to offer and grow our online services, result in the loss of customer relationships, negatively impact our reputation, and have an adverse effect on our business, results of operations and financial condition.

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

We invest in debt securities issued by the Chilean and Colombian governments, the Central Bank of Chile and the Chilean Ministry of Finance that, for the most part, are short-term and highly liquid instruments. As of December 31, 2016, 4.1% of our total assets comprised of securities issued by the Chilean government and 2.9% of our total assets comprised securities issued by foreign governments, mostly by the Colombian government. If the Chilean or Colombian governments default on the timely payment of such securities, our business, financial condition and results of operations may be adversely affected.

A downgrade of Itaú Corpbanca’s counterparty credit rating by international or domestic credit rating agencies could materially and adversely affect our debt credit rating for domestic and international debt, our business, our future financial performance, shareholders’ equity and the value of our securities.

Following the consummation of the Merger, Standard & Poor’s and Moody’s upgraded our long and short term ratings to BBB+/A-2 and A3/Prime-2, respectively. On January 27, 2017, Standard and Poor’s confirmed the aforementioned ratings but revised our outlook from ‘Stable’ to ‘Negative’ as a result of the revision of the Banking Industry Country Risk Assessment, or BICRA, economic risk trend and the sovereign outlook change.

Any adverse revision to our credit ratings in Chile or Colombia for domestic and international debt by international and domestic rating agencies may adversely affect our debt ratings, and, as a result, our cost of funding, including interest rates paid on our deposits and securities. If this were to happen, it could have a material adverse effect on our business, future financial performance, shareholders’ equity and the value of our securities.

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

Market practices and documentation for derivative transactions in Chile and Colombia may differ from those in other countries. For example, documentation may not incorporate terms and conditions of derivatives transactions as commonly understood in other countries. In addition, the execution and performance of these transactions depend on our ability to develop adequate control and administration systems and to hire and retain qualified personnel. Moreover, our ability to monitor and analyze these transactions depends on our information technology systems. These factors may further increase risks associated with derivative transactions and, if they are not adequately controlled, could materially and adversely affect our results of operations and financial condition.

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

Other businesses controlled by Itaú Unibanco may face difficulties from a business or reputational standpoint and affect us.

We are currently controlled by Itaú Unibanco, which as of March 31, 2017 had a 35.71% beneficial ownership stake in us. Since we are part of a larger conglomerate of companies owned by Itaú Unibanco, if other businesses controlled by Itaú Unibanco face difficulties from a business or reputational standpoint, we may suffer adverse consequences. If we were to be associated with these events, our reputation could be harmed, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to arbitration and litigation proceedings that could materially adversely affect our business, financial position and results of operations if an unfavorable ruling were to occur.

As described in “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings,” we are currently subject to legal proceedings. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. From time to time, we may become involved in arbitration, litigation and other legal proceedings relating to claims arising from our operations in the normal course of business. We cannot assure you that the current or other legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise have a material adverse effect on our business, financial condition and results of operations should an unfavorable ruling occur. See “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings.”

On December 20, 2016, Helm LLC filed a lawsuit in the Supreme Court of the State of New York (the “State Court Lawsuit”) and a Request for Arbitration in the International Chamber of Commerce’s International Court of Arbitration in New York (the “Arbitration”) against Itaú Corpbanca, alleging certain contractual breaches. These alleged breaches relate to (i) the Amended and Restated Shareholders Agreement of HB Acquisition S.A.S., dated July 31, 2013 (the “SHA”), and (ii) the Transaction Agreement (as defined herein), providing for, among other things, the Merger, which created Itaú Corpbanca, and the potential acquisition by Itaú Corpbanca of certain shares in Corpbanca Colombia (the “TA Shares Acquisition”). In the State Court Lawsuit, Helm LLC sought an injunction in aid of arbitration to block the TA Shares Acquisition, which, as disclosed by Itaú Corpbanca in a Form 6-K filed with the

SEC on January 25, 2017, has been postponed until January 28, 2022. On December 30, 2016, we filed our response to the petitions of Helm LLC under the State Court Lawsuit, and on January 26, 2017, Helm LLC filed a notice to discontinue the State Court Lawsuit. The Arbitration has commenced pursuant to the applicable procedures. We and Corpbanca Colombia, the latter only as a nominal defendant, filed their respective answers to Helm LLC’s claims on February 14, 2017. We believe the claims under the Arbitration are without merit and have filed a counterclaim against Helm LLC for breaching the SHA. We are taking and will take appropriate steps to enforce our rights under the SHA and under applicable law.

Risks Relating to Chile, Colombia and Other Countries in Which We Operate

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

As a regulated financial institution, we are required to submit to the SBIF unaudited consolidated and unconsolidated balance sheets and income statements on a monthly basis. As of January 2008, the statements have to be prepared in accordance with the Compendium of Accounting Standards (Compendio de Normas Contables y Manual del Sistema de Información), or the “Compendium”, and the rules of the SBIF. Although Chilean banks are required to apply IFRS as of January 1, 2009, certain exceptions introduced by the SBIF prevent banks from achieving full convergence, for example loan loss provisions, assets received in lieu of payment among others. Also, the SBIF is vested with the authority to issue specific orders to banks, including on accounting matters. In situations not addressed by the guidance issued by the SBIF, institutions must follow the generally accepted accounting principles issued by the Association of Chilean Accountants, which coincide with IFRS. However, our consolidated annual financial statements as of and for the three years ended December 31, 2016 have been prepared in accordance with IFRS in order to comply with SEC requirements.

Our consolidated financial statements include the necessary adjustments and reclassifications to the incorporated financial statements of each of Itaú Corpbanca’s subsidiaries and the New York Branch to bring their accounting policies and valuation criteria into line with those applied by the bank, in accordance with IFRS.

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

Chile may impose controls on foreign investment and repatriation of investments that may affect our investors’ investment in, and earnings from, our ADSs.

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

As of December 31, 2016, the aggregate exposure of AFPs to us was Ch$2,068,189.4 million or 2.5% of their total assets. If the exposure of any AFP to us exceeds the regulatory limits, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our business, financial condition and results of operations.

Future increases in the corporate tax rate or additional modifications to the tax systems of the countries in which we operate may have a material adverse effect on us.

On September 29, 2014, Law No. 20,780 (the “Tax Reform”) went into effect, introducing significant changes to the Chilean tax system and strengthening the powers of the Chilean IRS (Servicio de Impuestos Internos) to control and prevent tax avoidance. One of the main purposes of this reform was to finance major educational reforms under discussion in the Chilean Congress. Subsequently, on February 8, 2016, Law No. 20,899, which simplifies the income tax system and modifies other legal tax provisions, went into effect.

As a result of these reforms, two separate taxation systems were created in the Income Tax Law: (i) the attributed income system and (ii) the partially-integrated system (sistema parcialmente integrado). These reforms also called for a gradual increase in the corporate income tax rate from 20% in 2013 to 21% in 2014, to 22.5% in 2015 and to 24% in 2016. Beginning in 2017, the tax rate applicable to a taxpayer will depend on the tax system that the taxpayer chooses. Taxpayers choosing the attributed income system will have a final rate of 25% while those choosing the partially-integrated system will have a transitory rate of 25.5% in 2017 and a final rate of 27% in 2018 and beyond. As a corporation (sociedad anónima), we cannot choose a tax system and are subject to the partially-integrated tax regime.

We are subject to the partially-integrated system. Under this system, when the income is actually withdrawn from a company, non-Chilean resident shareholders would be subject to a 35% withholding tax, while Chilean resident shareholders would be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 35%, against which only a 65% of the corporate tax will be allowed to be used as a credit against the withholding tax or the Complementary Global Tax; provided that, the deduction available to shareholders resident in a country with which Chile has an agreed tax treaty would be 100%.

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

Bonds and other debt instruments issued in Chile by Chilean companies are deemed to be located in Chile for capital gains purposes. However, bonds issued outside of Chile by Chilean companies are not deemed located in Chile for capital gain purposes and, consequently, the sale of such bonds by a non-Chilean resident is not subject to capital gains tax in Chile (according to section 11 of the Ley Sobre Impuesto a la Renta, or the Chilean Income Tax Law, it would be considered a foreign source income obtained by a non-Chilean resident).

We cannot assure you that the manner in which the corporate tax rate is interpreted and applied will not change in the future. In addition, the Chilean government may decide to levy additional taxes in Chile. The Tax Reform and any further changes to taxes in Chile could have a material adverse effect on our business, financial condition and results of operations. Furthermore, uncertainty relating to tax legislation in Chile and Colombia poses a constant risk to Itaú Corpbanca.

In addition, on December 29, 2016, the Colombian Government approved a tax reform under Law No. 1,819. The most relevant features of this reform are:

•	Starting in 2017, there will be a unified income tax rate:

	2017	2018	2019 and following years
General tax rate	34%	33%	33%
Surcharge (*)	6%	4%	—
Total	40%	37%	33%

(*)	To be paid only by taxpayers whose income surpasses COP$800 million.

•	Income received from mortgage loans that were originated until 2012 will be taxed as of January 1, 2017 at a rate of 9%. Before this tax reform this income was tax-free.

•	The discount on income of two percentage points of the VAT paid for the purchase of capital goods was eliminated. As of January 2017, a deduction of a 100% of this VAT can be performed.

•	The general VAT rate for the purchase of goods and services was increased by three points, going from 16% to 19%.

•	The services provided from abroad will be taxed at the general VAT rate of 19%.

•	The accounting information now must be presented according to IFRS.

•	Loan loss provision expenses that exceed the limits required by law will not be deductible.

•	The percentage of liquid equity to calculate “assumed income” (renta presuntiva) increased from 3.0% to 3.5%.

•	The tax for equity (impuesto para la equidad or CREE) and its corresponding surcharge are eliminated as of 2017.

•	The wealth tax (impuesto a la riqueza) will be eliminated starting in 2019.

•	Fiduciary rights shall be recognized separately as assets and liabilities for equity purposes. A trust must issue a certification in favor of the beneficiary or trustor, signed by the legal representative of the trust and with the corresponding information relating to assets and liabilities of the trust. In addition, the submitted financial information must be signed by a public accountant and/or statutory auditor.

•	The tax reform adds Article 772-1 to the Colombian Tax Statute (Estatuto Tributario), which establishes that those taxpayers that are required to keep accounting books must have a system of control or reconciliation of the differences that arise between IFRS accounting and the provisions of the Tax Statute. Any failure to control or reconcile any such differences may be considered as a fiscal breach punishable by the regime of accounting irregularities.

•	The country-by-country report was adopted on 2016 to require information on the global allocation of income and taxes paid by multinational groups resident in Colombia that have subsidiaries or branches abroad.

Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting stated expenses and deductions, and eliminating incentives and non-taxed income.

Potential changes to the pension system in Chile may impose an increase in our labor costs and therefore have a material adverse effect on our financial results.

In August 2016, following political turmoil relating to low pensions under the existing Chilean pension funds system, President Michelle Bachelet proposed changes to the existing Chilean pension funds system. Under the current private system, employees make contributions to fund their individual pension accounts. Under President Bachelet’s proposal, for the first time, companies would have to contribute to the system. The proposal contemplates, among other measures, a gradual increase over the next 10 years from the current 10% contribution funded by employees to a 15% contribution in which the additional 5% will be exclusively funded by employers. As proposed, part of this additional contribution would go to a common fund (the “solidarity fund” or pilar solidario), rather than employees’ personal savings accounts, in order to increase the pensions for certain lower-income individuals. This political proposal has not yet become a bill of law submitted to Congress, and there are several economic and political discussions over its content. However, it is possible to anticipate that some additional contribution from the employers to the Chilean social security system will be approved, which may cause a relevant increase in our labor costs and, therefore, have a material adverse effect on our financial results.

Colombian tax haven regulation could adversely affect our business and financial results.

Decree No. 1,966 of 2014 amended by Decree No. 2,095 of 2014 designates 37 jurisdictions as tax havens for Colombian tax purposes. In October 2014, Panama and Colombia signed a memorandum of understanding by which they agreed to execute a double taxation treaty. However, if Panama is considered a tax haven under Colombian tax regulations, the clients of our Colombian subsidiaries in Panama who are residents in such jurisdiction would be subject to the following regulations: (i) higher withholding tax rates including a higher withholding rates over financial yields derived from investments in the Colombian securities market, (ii) the Colombian transfer pricing regime and its reporting duties, (iii) an assumption for Colombian authorities of residency for the purposes of qualifying a conduct as abusive under tax regulations, (iv) the disallowance of payments made to residents or entities located in tax havens as costs or deductions, unless the respective withholding tax has been applied and (v) other additional information disclosure requirements.

Any downgrading of Chile’s or Colombia’s debt credit rating for domestic and international debt by international credit rating agencies may also affect our business and future financial performance.

Any adverse revisions to Chile’s or Colombia’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings, and, as a result, our cost of funding, including interest rates paid on our deposits and securities. If this were to happen, it could have a material adverse effect on our business, future financial performance, shareholders’ equity and the value of our securities.

Chilean and Colombian authorities exercise influence on the Chilean and Colombian economies. Changes in monetary, fiscal and foreign exchange policies or in the Chilean and Colombian governments’ structures may adversely affect us.

Chilean and Colombian authorities intervene from time to time in the Chilean and Colombian economies, through changes in fiscal, monetary, and foreign exchange policies, which may adversely affect us. These changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our clients’ ability to pay and, consequently, affecting us.

In addition, changes in the Chilean and Colombian governments’ structure may result in changes in government policies, which may affect us. This uncertainty may, in the future, contribute to an increase in the volatility of the Chilean and Colombian capital markets, which, in turn, may have an adverse impact on us. Other political, diplomatic, social and economic developments in Chile, Colombia or other countries that affect Chile and Colombia may also affect us.

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

We now operate a banking business in Colombia through Corpbanca Colombia and in Panama through subsidiaries of Corpbanca Colombia. Our operations are focused on retail banking, as well as wholesale and commercial banking and providing financing and deposit services to SMEs and individuals with medium-high income levels. Corpbanca Colombia provides a broad range of commercial and retail banking services to its customers, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla.

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

Colombia has experienced internal security issues, primarily due to the activities of guerrilla groups such as the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia, or the FARC), National Liberation Army (Ejército de Liberación Nacional, or the ELN), paramilitary groups and drug cartels. In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers.

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

The final peace agreement was reached in September 2016 and the government submitted it to a referendum that was not approved. However, Congress subsequently approved the peace agreement, and in December 2016 the agreement implementation process began. The final agreement is expected to provide FARC with several benefits including: (i) changes in legislation concerning access to credit and financial services; (ii) tax benefits; and (iii) more favorable labor regulations. Such agreements and other legislative changes arising therefrom may have a negative impact on the Colombian economy and on our operations in Colombia.

ELN, paramilitary groups and drug cartels’ were not part of the peace negotiations. It is expected that their activities will continue.

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

Additionally, further deterioration in relations with Venezuela and Ecuador may result in the closing of borders, the imposition of trade barriers or a breakdown of diplomatic ties, any of which could have a negative impact on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition. In 2015, the Venezuelan government abruptly closed the Colombian-Venezuelan border which resulted in a substantial decrease in trade between Colombia and Venezuela, representing less than 0.7% of total Colombian exports. In recent years, diplomatic tensions between the two governments have increased. As of March 2017, the border remains closed and the Venezuelan government has announced that such closure is indefinite. A continued closure of the border may result in further deterioration of trade and could have a negative impact in the Colombian economy, especially in private consumption.

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

In the past few years, Colombian financial institutions, including Corpbanca Colombia, have experienced a substantial increase in the aggregate number of these actions. The great majority of such actions have been related to fees, financial services and interest rates, and their outcome is uncertain. Pursuant to Law No. 1,425 of 2010, monetary awards for plaintiffs in constitutional collective actions were eliminated as of January 1, 2011. Nevertheless, individuals continue to have the right to initiate constitutional or class actions against Corpbanca Colombia.

Future restrictions on interest rates or banking fees could negatively affect our profitability.

In the future, additional regulations in the jurisdictions where we operate could impose limitations regarding interest rates or fees charged by Itaú Corpbanca. Any such limitations could materially and adversely affect our results of operations and financial situation.

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

On January 9, 2014, a new insolvency act was published in Chile in the Official Gazette (Ley No. 20,720 de Reorganización y Liquidación de Empresas y Personas, or the Chilean Insolvency Act) and came into effect on October 9, 2014. Under the Chilean Insolvency Act, monetary collection and enforcement of rights by a creditor may face limitations such as those arising from the Insolvency Protection (as defined below) recognized by the act. For more information on these limitations please see “Item 4—Information on the Company—B. Business Overview—Recent Regulatory Developments in Chile.”

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

The Central Bank of Colombia may impose certain mandatory deposit requirements in connection with foreign currency denominated loans obtained by Colombian residents, including Corpbanca Colombia, although no such mandatory deposit requirement is currently in effect. We cannot predict or control future actions by the Central Bank of Colombia in respect of deposit requirements, which may involve the establishment of a mandatory deposit percentage, and the use of such measures by the Central Bank of Colombia may raise our cost of raising funds and reduce our financial flexibility.

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

We have engaged in a number of mergers and acquisitions in the past, including the Merger, the Corpbanca Colombia Acquisition, the Helm Bank Acquisition and the subsequent merger of Helm Bank with and into Corpbanca Colombia, consummated on June 1, 2014, that may make further mergers and acquisitions in the future as part of our growth strategy. We believe that these transactions will contribute to our continued growth and competitiveness in the Chilean, Colombian, and international banking sectors.

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

A component of our strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy we have consummated (i) the Banco Santander Colombia Acquisition in 2012 (today “Corpbanca Colombia”); (ii) the Helm Bank Acquisition in 2013 (Helm Bank was merged with and into Corpbanca Colombia on June 1, 2014); and (iii) the Merger in 2016. We will continue to consider additional strategic acquisitions and alliances from time to time, inside and outside of Chile and Colombia. Strategic acquisitions and alliances, could expose us to risks with which we have limited or no experience. Future acquisitions may also be subject to regulatory approval, which we may not receive, particularly in view of our increasing market share in the Colombian banking industry.

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

Itaú Corpbanca may be unable to fully realize the anticipated benefits of the combination of Corpbanca and Banco Itaú Chile.

On April 1, 2016, Corpbanca and Banco Itaú Chile completed a business combination, which was consummated through the Merger. The Merger brought together two large financial institutions that had previously operated as independent companies. Significant management attention and resources have been and will continue to be required to integrate certain aspects of the business practices and operations of Corpbanca and Banco Itaú Chile. The success of the Merger will depend, in part, on the ability of Itaú Corpbanca to realize anticipated revenue synergies, cost savings and growth opportunities resulting from the combination of the businesses of former Corpbanca and former Banco Itaú Chile. We expect to generate synergies resulting from optimization of organizational structures, scalable IT systems, savings related to the branch network and reductions in administrative expenses. There is a risk, however, that Itaú Corpbanca may not be able to combine the businesses of Corpbanca and Banco Itaú Chile in a manner that permits Itaú Corpbanca to realize these revenue synergies, cost savings and growth opportunities in the time, manner or amounts it expects or at all. Potential difficulties Itaú Corpbanca may encounter as part of the merger process include, among other things:

•	complexities associated with managing the combined companies;

•	the need to implement, integrate and harmonize various business-specific operating procedures and systems, as well as the financial, accounting, information and other systems of Corpbanca and Banco Itaú Chile;

•	potential loss of key employees as a result of implementing the Merger;

•	the need to coordinate the existing products and customer bases of Corpbanca and Banco Itaú Chile; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the Merger and the other transactions described in the Transaction Agreement (as defined below).

In addition, it is possible that the integration process could result in:

•	diversion of management’s attention from their normal areas of responsibility to address integration issues; and

•	the disruption of Itaú Corpbanca’s ongoing businesses or inconsistencies in its standards, controls, procedures and policies,

each of which could adversely affect Itaú Corpbanca’s ability to maintain good relationships with its customers, suppliers, employees and other constituencies, or to achieve the anticipated benefits of the Merger, and could increase costs or reduce its earnings or otherwise adversely affect the business, financial condition, results of operations and/or prospects of Itaú Corpbanca. Actual revenue synergies, cost savings, growth opportunities and efficiency and operational benefits resulting from the Merger may be lower and may take longer than Itaú Corpbanca currently expects.

The integration of two large companies also presents significant management challenges. In order to achieve the anticipated benefits of the Merger, the operations of the two companies are being reorganized and their resources will need to be combined in a timely and flexible manner. There can be no assurance that Itaú Corpbanca will be able to implement these steps as anticipated or at all. If Itaú Corpbanca fails to achieve the planned restructuring within the time frame that is currently contemplated or to the extent that is currently planned, or if for any other reason the expected revenue synergies, cost savings and growth opportunities fail to materialize, the Merger may not produce the benefits that Itaú Corpbanca currently anticipates.

Itaú Corpbanca has incurred and will continue to incur significant costs and expenses in connection with the Merger.

Itaú Corpbanca has incurred and will continue to incur substantial expenses in connection with the integration process derived from the Merger. In 2014 and 2015, after the Merger was announced but prior to its consummation, expenses were related to transaction costs associated to the closing of the Merger, such as investment banks, legal advisors, auditors, filing fees, printing expenses and other related charges. After the Merger, expenses have been related to restructuring costs associated to one-time integration expenses. There are also many processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Merger. Any delay in the integration of the business operations of former Corpbanca and former Banco Itaú Chile or factors beyond Itaú Corpbanca’s control could affect the total amount or the timing of the integration and implementation expenses.

If additional unanticipated significant costs are incurred in connection with the Merger, these costs and expenses could, particularly in the near term, exceed the savings that Itaú Corpbanca expects to achieve from the elimination of duplicative expenses and the realization of economies of scale, other efficiencies and cost savings. Although Itaú Corpbanca expects to achieve savings and economies of scale sufficient to offset these integration and implementation costs over time, this net benefit may not be achieved in the near term or at all.

Itaú Corpbanca’s future results will suffer if it cannot effectively manage its expanded operations following completion of the Merger.

The size of Itaú Corpbanca’s combined business following the completion of the Merger is significantly larger and more complex than the previous businesses of former Corpbanca or former Banco Itaú Chile individually. Itaú Corpbanca’s future success will depend, in part, on its ability to manage this expanded business, posing substantial challenges for management. There can be no assurances that Itaú Corpbanca will be successful or that it will realize the expected operating efficiencies, cost savings, revenue synergies and other benefits currently anticipated from the Merger.

We may have problems successfully completing the implementation of a new information technology core banking system in Colombia.

A key element of our expansion strategy consists in the acquisition of existing businesses and their integration into our business model and administration and management processes. During 2016, we continued the back-office functions integration process of Helm Bank. An important step of this integration process is the implementation of a unique integrated information technology core banking system in Colombia. The original project, which we had been implementing since February 2013, was discontinued after the Merger. New management decided to maintain the existing platform at Helm Bank and to integrate all existing IT information instead of implementing a fully new information technology core banking system as originally planned. If we are unable to successfully complete the integration into Helm’s platform, the integration process in Colombia could be adversely affected, which could adversely affect our financial condition, results of operations and liquidity. The integration into Helm’s information technology core banking system in Corpbanca Colombia is underway.

Risks Relating to Our Securities

Our controlling shareholder is able to exercise significant control over us which could result in conflicts of interest.

Itaú Unibanco is the sole controlling shareholder of Itaú Corpbanca. As of March 31, 2017, Itaú Unibanco beneficially owned 35.71% of our voting common shares. In addition, (i) Itaú Unibanco and (ii) Inversiones Gasa Limitada, CorpGroup Holding Inversiones Limitada, CorpGroup Banking S.A., Compañía Inmobiliaria y de Inversiones Saga SpA and CorpGroup Interhold SpA (together, “CorpGroup”) have signed a shareholders’ agreement to determine certain aspects related to corporate governance, dividend policy, transfer of shares, liquidity and other matters (the “Itaú CorpGroup Shareholders’ Agreement”). Itaú Unibanco and CorpGroup are in position to elect 11 of the 13 members of our board of directors. The Itaú CorpGroup Shareholders’ Agreement provides that the directors appointed by Itaú Unibanco and CorpGroup will vote, to the extent permitted by the law, in a block and in accordance with the recommendation of Itaú Unibanco, subject to certain exceptions. Accordingly, Itaú Unibanco is able to control the actions taken by the board of directors of Itaú Corpbanca on most matters, which could result in conflicts of interest.

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

In addition, according to article 14 of the Ley No. 18,045 de Mercado de Valores (the “Chilean Securities Market Act”), the Superintendencia de Valores y Seguros (the Chilean Superintendency of Securities and Insurance, or SVS) may suspend the offer, quotation or trading of shares of any company listed on the Chilean stock exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the SVS will then cancel the relevant listing in the registry of securities. These and other factors may substantially limit your ability to sell the common shares underlying your ADSs at a price and time at which you wish to do so.

You may be unable to exercise preemptive rights.

The Ley 18,046 sobre Sociedades Anónimas and the Reglamento de Sociedades Anónimas, which we refer to collectively as the Chilean Corporations Act, and applicable regulations establish that whenever we issue new common shares for cash, we are obligated by law to grant preemptive rights to all of our shareholders (including the depositary on behalf of the holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. However, we may not be able to offer shares to United States holders of ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of common shares unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Act, is effective with respect to such rights and common shares, or an exemption from the registration requirements of the Act is available.

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

Under Chilean law, a shareholder is required to be registered in our shareholders’ registry at least five business days before a shareholders’ meeting in order to vote at such meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to vote at shareholders’ meetings, because the shares underlying the ADSs will be registered in the name of the depositary. While a holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs in accordance with the procedures provided for in the deposit agreement, a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so. In certain instances, a discretionary proxy may vote our shares underlying the ADSs if a holder of ADSs does not instruct the depositary with respect to voting. In addition, the vote of a holder of ADSs may not be necessary to approve certain matters since under Chilean law, substantially all of the forms of corporate action can be approved with the votes of our controlling shareholder, Itaú Unibanco, in a duly summoned shareholders’ meeting, except for certain matters requiring supermajority approval according to Chilean law.

U.S. holders of our ADSs or common shares could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

If you are a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. federal income tax considerations”) and we are a passive foreign investment company, or PFIC, for any taxable year during which you own our ADSs or common shares, you could be subject to adverse U.S. tax consequences. As of the date of this Annual Report, we do not expect to be classified as a PFIC for U.S. federal income tax purposes for our current taxable year or for any taxable year in the foreseeable future. However, the determination of whether we are a PFIC is made on an annual basis and will depend on the composition and nature of our income and the composition, nature and value of our assets from time to time, and therefore no assurance can be provided regarding our PFIC status. You should consult your tax advisor regarding the U.S. federal, state and local and other tax consequences of owning and disposing of the ADSs or common shares in your particular circumstances. See “Item 10. Additional Information—E. Taxation—U.S. federal income tax considerations” for additional information related to the PFIC rules and their application to the bank.

Holders of the ADSs or our common shares could be subject to a 30% U.S. withholding tax.

Pursuant to Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury Regulations promulgated thereunder, a 30% withholding tax may be imposed on all or some of the payments on the ADSs or our common shares after December 31, 2018 to holders and non-U.S. financial institutions receiving payments on behalf of holders that, in each case, fail to comply with information reporting, certification and related requirements. This withholding tax, if it applies, could apply to any payment made with respect to the ADSs or our common shares, and ADSs or shares of our common shares held through a non-compliant institution may be subject to withholding even if the holder otherwise would not be subject to withholding. U.S. holders are urged to consult their tax advisers regarding the application of these rules to their ownership of the ADSs or our common shares. See “Item 10. Additional Information—E. Taxation—U.S. federal income tax considerations” for additional information related to these rules and their application to holders of ADSs or our common shares.

Exchange controls and withholding taxes in Chile may limit repatriation of your investment.

Equity investments in Chile by persons who are not Chilean residents may be subject to exchange control regulations that govern the repatriation of investments and earnings.

Dividends received by holders of ADSs are paid net of foreign currency exchange fees and fees and expenses of the depositary and are subject to Chilean withholding tax, currently imposed at a rate of 35%, subject to credits in certain cases as described under “Item 10. Additional Information—E. Taxation—Chilean Tax Considerations.” In order to facilitate capital movements from and into Chile and to encourage foreign investment, the Central Bank of Chile eliminated many foreign exchange restrictions and adopted the Compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales) effective April 19, 2001.

We cannot assure you that additional Chilean restrictions applicable to the holders of ADRs, the disposition of the shares underlying the ADRs or the repatriation of the proceeds from such disposition or the payment of dividends will not be imposed in the future, nor can we advise as to the duration or impact of such restrictions, if imposed. If for any reason, including changes in the Foreign Investment Agreement or Chilean law, the depositary is not able to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions, if any, in Chilean pesos.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We are a publicly traded company (sociedad anónima) organized under the laws of Chile and licensed by the SBIF to operate as a commercial bank. Our legal name is Itaú Corpbanca, and our commercial name is Banco Itaú and/or Itaú. Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile. Our telephone number is 56-2-2660-8000 and our website is www.itau.cl. Our agent in the United States is Itaú Corpbanca New York Branch, Attention: Fernando Burgos Concha, located at 885 Third Avenue, 33rd Floor, New York, NY 10022. Information set forth on our website does not constitute a part of this Annual Report. Itaú Corpbanca is organized under the laws of Chile and its subsidiaries are organized under the laws of Chile and Colombia. The terms “Itaú Corpbanca,” “Itaú,” “the bank,” “we,” “us” and “our” in this Annual Report refer to Itaú Corpbanca together with its subsidiaries unless otherwise specified.

History

The bank’s history has been extensive and with a challenging road that has led us to become the oldest private operating bank in Chile, incorporated as Banco de Concepción by Decree No. 180 of the Chilean Ministry of Finance on October 3, 1871, and legally began operations as a bank on October 16 of the same year. We were founded by a group of residents of the city of Concepción, Chile, led by Aníbal Pinto, who would later become President of Chile.

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

Investors led by Mr. Alvaro Saieh Bendeck purchased a majority interest of Banco Concepción from SONAMI in 1996. Following the acquisition by Mr. Alvaro Saieh Bendeck in 1996, the brand name changed to Corpbanca, hired a management team with substantial experience in the Chilean financial services industry and commenced a period of significant growth fueled by organic expansion and acquisitions. Our first significant transactions were the acquisition of the assets of the consumer loan division of Corfinsa and the finance company Financiera Condell S.A. in 1998. Both combined created the bank’s Consumer Division, Banco Condell, focused on the middle-low income segment of the population in Chile.

With a view to its internationalization in November 2004, the bank completed the listing process that enabled it to trade its ADRs on the New York Stock Exchange. Five years later, the New York Branch was opened as a support for clients who can see their possibilities of financing in the United States expanded. Two years later, Corpbanca opened its representative office in Spain, whose role is to inform and promote the bank with foreign companies and serve as a liaison with bank clients in Chile and Colombia.

In June 2012, former Corpbanca finalized the acquisition of Banco Santander Colombia S.A. (now Corpbanca Colombia). With this acquisition, we became the first Chilean bank to have a banking subsidiary outside the country. In 2013, we acquired Helm Bank S.A., and the following year, merged it with and into Corpbanca Colombia, maintaining the networks of branches separately: Corpbanca Colombia and Helm.

Becoming a large bank with a regional presence prompted our former controlling shareholder to enter, in early 2014, into a merger agreement with Itaú Unibanco and Banco Itaú Chile.

Itaú financial group expanded into Chile in September 2006 after the acquisition of BankBoston (Chile). On February 28, 2007, BankBoston (Chile) was named Banco Itaú Chile, after the Superintendency of Banks and Financial Institutions approved the acquisition.

In June 2015, the Extraordinary Shareholders Meetings of Corpbanca and Banco Itaú Chile agreed to the merger, which was approved by the Superintendency of Banks and Financial Institutions in September of the same year. The Merger was consummated on April 1, 2016, the date on which the bank was renamed “Itaú Corpbanca.”

With this merger, the bank became the fourth largest private bank in Chile with approximately 11% participation in the local credit market.

In this way, the stories of Banco Itaú Chile and Corpbanca were merged into a single one, with Corpbanca contributing a long and successful business trajectory which, since its beginning in 1871 in the city of Concepción, has had a clear goal: offering clients a service of excellence being faithful to what inspired its founders. On the other hand, Itaú Unibanco, with more than 90 years of history in Brazil, contributed all its experience as the largest private bank in Latin America and one of the largest banks in the world measured in market capitalization with a leading presence in the Brazilian market.

Our business model is the result of the combination of the local banks’ strengths and local knowledge, which will allow us to reach more clients, with an extended range of products and financial solutions.

A summary of the main milestones in the history of the bank is set forth in the following chart:

The Merger

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

In this context and pursuant to Corpbanca’s regionalization strategy, during 2013, Corpbanca conducted a process involving some Latin American and global banks as potential partners in order to explore a strategic alliance to further expand the bank’s reach and capabilities. Consequently, after conducting a comprehensive and competitive process for identifying a merger partner, on January 29, 2014, we and our controlling shareholders entered into a Transaction Agreement with Itaú Chile and its parent entity, Itaú Unibanco, or the Transaction Agreement, whereby we agreed to merge with Itaú Chile. As part of that process, we retained two investment banks (Bank of America Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co.) as financial advisors in connection with the merger transaction and with the purpose of conducting the process. We and our financial advisors contacted multiple well-known international and Chilean banks who were believed to potentially be interested in a merger. The goal of the process was to obtain the best transaction (in terms of value and certainty of closing) for us and all of our shareholders. After a thorough analysis by us and our financial advisors and Chilean and U.S. legal advisors of the indications of interest received from the different parties and discussions with certain of the parties, we concluded that Itaú Chile offered the best available transaction for us and all our shareholders.

The shareholders of former Corpbanca approved the Merger in an extraordinary shareholders’ meeting held on June 26, 2015, and the shareholders of former Banco Itaú Chile gave their consent to the merger in an extraordinary shareholders’ meeting held on June 30, 2015.

On April 1, 2016 the Merger was consummated and Banco Itaú Chile was merged with and into Corpbanca. After the closing of the Merger, Itaú Unibanco and CorpGroup beneficially owned 33.58% and 33.13% of our outstanding common shares, respectively. Itaú Unibanco and CorpGroup also entered into the Itaú CorpGroup Shareholders’ Agreement. Upon the consummation of the Merger, Itaú Unibanco became the controlling shareholder of the merged bank. For a description of the Itaú CorpGroup Shareholders’ Agreement and the Transaction Agreement, see “Item 10. Additional Information—C. Material Contracts.”

The “Itaú” and “Corpbanca” brands continued and will continue to coexist until the end of the branch migration phase. Accordingly, in terms of customer attention, products and services, we will continue to operate through separate networks for each brand. The migration of clients from the Corpbanca IT platform to Banco Itaú Chile’s IT platform and the subsequent change of image in the Corpbanca branches has been implemented gradually since the second half of 2016. During this period, clients of both banks have kept their product and service accounts, including their bank account numbers, fees, benefits and products.

After the Merger, the corresponding subsidiaries of Banco Itaú Chile and Corpbanca continued to operate independently and their respective clients were served by their current executives. On March 21, 2017, our general funds’ manager (administradoras generales de fondos) subsidiaries, on the one hand, and insurance broker subsidiaries, on the other hand, filed an authorization request with the SBIF needed to merge the respective companies. Our securities broker subsidiaries merged on January 1, 2017.

By consolidating operations in Chile and Colombia, the new bank became one of Chile’s largest private financial institutions, ranking fourth in the industry with a market share in Chile of 11.4% at the end of 2016. The Merger and combination of the strengths of both banks translated into an expansion in the offer of products and services for our clients, with a large branch platform in Chile (224) and Colombia (174).

Client Migration

In order to migrate our clients from Corpbanca’s platform systems to Banco Itaú Chile’s, we set forth a gradual process defined as “migration waves”, which started after we consummated the Merger. For this purpose, we scheduled several waves to migrate Corpbanca’s customers. The migration waves also included the change of image of certain Corpbanca branches.

In parallel to the migration waves, we integrated the processes and systems of the merged banks, which contemplated the following three stages in order to achieve the Target Operational Model, or TOM:

•	TOM LD1: This stage included integrating all the financial statements, balance sheets and regulatory reports (SBIF, SII, Central Bank of Brazil) of both banks. It also included delivering a single credit position (credit, financial and market risk) of customers from both of the merged banks, and having one single trading desk. This stage was completed with the first filing of financial information of Itaú Corpbanca with the SBIF in early May 2016.

•	TOM Migration: This stage included migrating customers, developing functional gaps for customers of both banks to enjoy the functionalities offered by each bank separately, and building the necessary drivers of coexistence of both bank’s systems. This stage is still in progress, and we expect to complete it by the end of 2017.

•	TOM Technology and Operations: This stage refers to the technological integration and implementation of improvements of both banks supported in a single core banking. This stage is in progress, and we expect to complete it by 2018.

On October 11, 2016, the first wave of mass migration of customers took place, with which our bank began its journey to operate under a single brand. As part of this process, 32 “Corpbanca” branches changed their image to “Itaú.”

The first months of work set forth the foundations for a successful customer migration process. The following waves are scheduled to be completed during 2017, replicating aspects of operational efficiency and processes that ultimately benefit our customers.

Pending Acquisitions in Colombia

The obligation of the parties to the Transaction Agreement to cause Itaú Corpbanca to acquire all of the outstanding shares of Itaú Colombia or to carry out a merger of Banco Corpbanca Colombia with Itaú Colombia was amended on January 20, 2017 and replaced with the obligation of the parties to cause Banco Corpbanca Colombia to acquire the assets and liabilities of Itaú Colombia in accordance with the terms and conditions agreed by Banco Corpbanca Colombia and Itaú Colombia on November 1, 2016 (the

“Colombian Acquisition”). Assets and liabilities will be purchased at their book value, which is COP$263 billion (approximately US$89.5 million) for the assets and COP$92.8 billion (approximately US$31.6 million) for the liabilities. This agreement also contemplates the rendering of certain services by Banco Corpbanca Colombia in favor of Itaú Colombia and the hiring of the senior management of Itaú Colombia by Banco Corpbanca Colombia. The Colombian Acquisition has been approved by the shareholders of Corpbanca Colombia and is expected to be carried out as soon as practicable once approved by the Colombian Financial Superintendency.

Additionally, the amendment to the Transaction Agreement also included the postponement of the date for Itaú Corpbanca to purchase the shares that CorpGroup holds in Corpbanca Colombia. The purchase of those shares of Banco Corpbanca Colombia held by CorpGroup (currently representing 12.36% of shares outstanding), which was previously agreed to be carried out no later than January 29, 2017, was postponed until January 28, 2022, subject to receipt of the applicable regulatory approvals. The purchase price for the shares has not changed and will be US$3.5367 per share plus (i) interest from (and including) August 4, 2015 until (but excluding) the payment date at an annual interest rate equal to Libor plus 2.7% minus (ii) the sum of (x) the aggregate amount of dividends paid by Banco Corpbanca Colombia to CorpGroup since the date of the Transaction Agreement, plus (y) the accrued interest with respect to the amount of such dividends since the date of their payment until the payment date of the purchase price, at an annual interest rate equal to Libor plus 2.7%.

Capital Expenditures

The following table reflects our capital expenditures in the years ended December 31, 2015 and 2016:

	For the Year Ended December 31,
	2015	2016
	(in millions of Ch$)
Land and buildings	—	11,002
Machinery and equipment	15,766	87,600
Furniture and fixtures	—	—
Vehicle	—	—
Other	715	6,555

Total	16,481	105,157

Total capital expenditures in 2016 of Ch$105,157 million consisted mainly of Ch$80,509 million in expenses relating to the purchase of software and computer equipment and other IT-related expenses, including the post-Merger integration of IT systems. For further details relating to these results and related divestitures, see Notes 12 and 13 of our audited consolidated financial statements included herein.

B. BUSINESS OVERVIEW

COMPETITIVE STRENGTHS

We believe that the Merger will enable us to emerge as a leading banking platform in Chile and Colombia as a result of the following strengths:

Banking Platform with Larger Scale

We believe that as a result of the Merger, we have greater scale and resources to grow and compete more effectively in Chile and Colombia. The merged bank has become the fourth largest private bank in Chile and will result in a banking platform for future expansion in the Andean Region. According to the SBIF, as of December 31, 2016, we ranked fourth among private banks in total loans with 11.4% market share on an unconsolidated basis (taking into account only our operations in Chile). Additionally, as of the same date, the SBIF ranked us fourth in deposits with 9.8% market share among private banks in the Chilean market.

In 2016, our operations in Chile and Colombia reached an aggregate net income of Ch$13,969 million. This result was primarily due to provisions for loan losses made in light of downgrades of corporate clients in the energy sector both in Chile and Colombia, the negative impact of higher monetary policy interest rates in both Chile and Colombia, and slower economic activity as further discussed below in “Item 5—Operating and Financial Review and Prospects—A. Operating Results—The Economy—Results of Operations for the Years Ended December 31, 2015 and 2016—Net Income.”

Unique Control and Support from a Leading Institution

We believe that the Merger has provided us with a competitive advantage over our competitors. Since Itaú Unibanco is the largest private financial institution in Brazil and a premier Latin American franchise, the Merger provides us with an opportunity to leverage Itaú Unibanco’s strong global client relationships in the markets the bank operates while enhancing opportunities for growth abroad.

We expect that Itaú Corpbanca will be able to expand its offering of banking products through a successful managing model, segmentation and digitalization, all based on Itaú Unibanco’s strategy. Our balance sheet provides us with cross-selling opportunities and allows us to benefit from additional synergies through: (i) the optimization of cost structures; (ii) savings derived from an enhanced branch network; (iii) savings derived from scalable IT systems; and (iv) improvements in the cost of funding.

Diversified Footprint in Chile and Colombia

We believe that the enhanced footprint that Itaú Corpbanca has in Chile and Colombia gives us an increased ability to grow and compete more effectively within those countries, further consolidating our position as the fourth and sixth largest private bank in Chile and Colombia, respectively.

We believe that our acquisitions in Colombia give us a distinct advantage over our competitors in Chile and Colombia. We are the first, and until September 30, 2015 we were the only, Chilean-based bank to acquire a universal bank outside Chile. As of today, we remain the only Chilean-based bank to have a footprint in Colombia through a universal bank. As of December 31, 2016, according to the Colombian Superintendency of Finance, Corpbanca Colombia was the sixth largest bank in Colombia in terms of total assets and the sixth largest bank in Colombia in terms of total loans.

Experienced Management Team

The chairman of our board of director, Mr. Jorge Andrés Saieh Guzmán, became chairman in February 2012. He has over 16 years of experience as a member of our board of directors. Our chief executive officer (CEO), Milton Maluhy, assumed office in 2016. He is part of Itaú Unibanco since 2002 and a partner since 2010. Mr. Maluhy was president director of Rede S.A. (former Redecar S.A.) and executive director of Itaú Unibanco, responsible for alliances between Itaú Unibanco and retail chains, as well as head of Itaú Unibanco’s credit card area. Our chief financial officer (CFO), Gabriel Moura, has over 20 years of experience in the banking and financial industry. He is part of Itaú Unibanco since 2000 and a partner since 2010. The CEO of Corpbanca Colombia, Alvaro Pimentel, has over 20 years of experience in Itaú Unibanco. He has a degree in economics from the Universidade Estadual de Campinas–Unicamp in Brazil and an Executive MBA in finance from Insper in Brazil. A number of the members of the board of directors of Corpbanca Colombia also have a wealth of experience in the Colombian market and the banking and financial services industry.

Sound Risk Management

We believe that our asset quality is superior to the market average in terms of credit risk metrics, despite negative credit events during 2016. As of December 2016, our non-performing loan to total loans and our write-offs to average outstanding loans ratios were 1.7% and 1.1%, respectively. After the Merger, we revised our risk policies to align credit criteria to Itaú’s internal risk policies. This risk management philosophy enables us to identify risks and resolve potential problems on a timely basis.

Operating in a Stable Economic Environment Within Latin America

We conduct a majority of our business in Chile and a significant amount in Colombia. The Chilean and Colombian economies have generally demonstrated a stable macroeconomic environment in terms of growth and inflation. The Chilean economy is generally recognized as among the most stable in Latin America, as evidenced by its investment grade ratings of AA- by Standard & Poor’s, A+ by Fitch Ratings and Aa3 by Moody’s, the highest ratings in the region. Chile has consistently received investment-grade credit ratings since Standard & Poor’s and Moody’s started coverage in 1992 and 1994, respectively. Standard & Poor’s and Fitch Ratings have an investment grade rating of Colombia of BBB, with a “negative” outlook. Moody’s has an investment grade rating of Colombia of Baa2, with a “stable” outlook.

STRATEGY

Our strategy aims at enhancing our market position in the Chilean and Colombian financial services industry in terms of profitability, market share and service coverage. The key elements of our strategy are:

Continue to Grow our Operations Profitably as a Universal Bank

We seek to achieve organic growth in all of our lines of business in Chile and Colombia by offering competitive products and services to our clients. We believe that we have developed a successful wholesale banking business model, which allows us to realize high margins on the cross-selling of our products to our large corporate clients. Our intention is to continue to expand the wholesale banking business model to our operations in Colombia. We are focusing our marketing and sales efforts on adapting this business model to apply to our SME clients in Chile and Colombia. Additionally, we believe that our strong franchise in the retail banking unit offers us the potential for significant growth in our loan portfolio, in the low-, mid- and high-income segments. In particular, we believe that there is significant opportunity to expand our wealth management business through the offering of unique investment products and opportunities. We believe that the Merger has given us a complementary banking operations and an improved market position, which enhances our client servicing models. In addition, we seek to identify and pursue growth throughout enhancing strategic opportunities. We will continue to evaluate additional strategic acquisitions and alliances from time to time, inside and outside of Chile and Colombia.

Further Penetrate the Colombian Financial Services Market

We intend to capitalize on the growth of the Colombian market given that we believe that our Colombian operation will offer us significant opportunities for growth. Specifically, we benefit from comparable lower banking penetration rates in terms of GDP per capita in Colombia. The strategic acquisitions in Colombia and Itaú Corpbanca’s mandate to expand businesses in the Andean Region demonstrate our commitment to the Colombian financial market. With respect to our current operations in Colombia, in order to improve our operational efficiency and increase our market share in key sectors, we are putting in place our commercial and operational standards and best practices, while capitalizing on the local management expertise, customer base, services and products. As a result of the acquisition of the assets and liabilities of Itaú BBA Colombia Corporación Financiera by Corpbanca Colombia to be performed in accordance with the Transaction Agreement, we expect to achieve a stronger penetration of the wholesale market. We also expect to leverage on Itaú Unibanco’s retail banking best practices, our new controlling shareholder.

Actively Pursue Cross-Selling Opportunities

We intend to increase our market share and profitability by continuing to cross-sell services and products to our existing clients. We have instituted processes that facilitate our ability to offer additional financial services to our clients, which we believe will increase our revenue from high-value-added services. In addition, we cross-sell loan products to our checking and savings account customers that are tailored to their individual needs and financial situation. We believe that the Merger has provided us with further opportunities to offer our clients an improved product menu leveraging the strong position of Itaú Unibanco in both wholesale and retail business.

Efficiency

We are committed to continuing to improve our operating efficiency and profitability. We continue to update our branch operations to allow for an increased level of customer “self-help.” We are also working to increase use of internet and mobile banking by our customers, offering better quality. This strategy has allowed us to win in 2015 for the fifth year the Global Finance Award as Best Digital Bank for Companies in Chile, in recognition of an online service excellence. We have implemented a central information system that provides us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each transaction, product and client segment savings. Our senior management is focused on implementing technological solutions aimed at identifying means of improving our overall profitability and optimizing our cost structure, such as online time deposits which have an innovative product of great success in Chile. Corpbanca Colombia implemented the “AzulNet”, a portal with new features, faster response time and optimized services for business and retail customers. Through these initiatives, we will continue to strive to improve our efficiency ratio. As of December 31, 2016, we had a consolidated efficiency ratio of 68% (defined as operating expenses as a percentage of operating income consisting of aggregate of net interest income, net service fee income, net gains from mark-to-market and trading, exchange differences (net) and other operating income (net)).

As a result of the consummation of the Merger, we believe we will enjoy several benefits, including a greater scale and resources to compete more effectively and more efficiently. We believe the merged bank has the potential to generate significant synergies in Chile which will result in significant efficiency improvements.

Focus on Building Customer Satisfaction

The quality of service that we provide to our customers is key to our growth strategy. We not only focus on gaining new customers, but on strengthening and establishing long-term relationships. We believe this is done through a constant effort to identify and understand our clients’ needs and to measure their satisfaction. We also continue to develop new processes and technological solutions to improve our customer service. This is a key component of our strategy to continuously create value.

OWNERSHIP STRUCTURE

Itaú Corpbanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange and the Electronic Stock Exchange of Chile. Shares are also traded as depositary receipts on the New York Stock Exchange in the form of ADRs.

Since the consummation of the Merger on April 1, 2016, Itaú Corpbanca has been controlled by Itaú Unibanco. On October 26, 2016 Itaú Unibanco indirectly acquired an additional 2.13% share capital of Itaú Corpbanca from the Saieh Family. As a result of this acquisition, the current shareholder structure is as follows:

PRINCIPAL BUSINESS ACTIVITIES

We provide a broad range of commercial and retail banking services to our customers in Chile and Colombia. In addition, we provide financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through our subsidiaries, and banking services through our New York Branch.

The following chart sets forth a breakdown of our revenue by geographic market for the years ended December 31, 2015 and 2016:

	Net Interest Income by geographic market
	Year ended December 31,
	2015			2016
	Chile	Colombia	Total	Chile	Colombia	Total
	(in millions of Ch$)
Interest income	501,982	—	501,982	1,013,951	495,252	1,509,203
Interest expense	(278,692)	—	(278,692)	(554,246)	(315,782)	(870,028)

Net interest income	223,290	—	223,290	459,705	179,470	639,175

The segments presented in this Annual Report correspond to the segments used by the bank after the Merger. Information for 2015, referring to former Banco Itaú Chile’s historical information, is presented using the same segmenting criteria. However, the results for the years ended December 31, 2015 and 2016 are not comparable because of the Merger. See “Item 3. Key Information—Presentation of Financial and Other Information.”

The following table provides information on the composition of our loan portfolio net of allowances as of December 31, 2015 and 2016

	As of December 31,
	2015	2016	Variation	Variation
	(in millions of constant Ch$)			(%)
Commercial loans
Commercial loans	3,568,144	11,625,087	8,056,943	225.8%
Foreign trade loans	414,953	720,792	305,839	73.7%
Current account debtors	37,115	125,996	88,881	239.5%
Factoring operations	56,144	74,433	18,289	32.6%
Student loans	173,254	597,946	424,692	245.1%
Leasing transactions	244,627	1,043,046	798,419	326.4%
Other loans and receivables	10,234	28,243	18,009	176.0%
Subtotals	4,504,471	14,215,543	9,711,072	215.6%

Mortgage loans
Letters of credit loans	16,482	57,589	41,107	249.4%
Endorsable mutual mortgage loans	8,720	151,167	142,447	1,633.6%
Other mutual mortgage loans	1,502,395	3,344,285	1,841,890	122.6%
Leasing transactions	—	283,084	283,084	—
Other loans and receivables	—	28,920	28,920	—
Subtotal	1,527,597	3,865,045	2,337,448	153.0%

Consumer loans
Consumer loans	370,612	1,703,973	1,333,361	359.8%
Current account debtors	109,913	172,938	63,025	57.3%
Credit card debtors	192,591	396,514	203,923	105.9%
Consumer leasing transactions	308	16,519	16,211	5,263.3%
Other loans and receivables	—	74,116	74,116	—
Subtotal	673,424	2,364,060	1,690,636	251.1%

Total	6,705,492	20,444,648	13,739,156	204.9%

Wholesale Banking

We offer a range of products and services to our business clients depending on their size, ownership structure and/or investments under management. Our commercial banking customers are served by two separate business divisions: our Large, Corporate and Real Estate Companies division and our Companies division.

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

Traditional and Private Banking

Traditional Banking

Our Traditional Banking Division is mainly oriented toward individuals in Chile with medium-high income levels (focused on clients with over Ch$800,000 monthly income). Our traditional banking services are marketed and operated under the Itaú and Corpbanca brand names. We offer our traditional and private banking clients products in Chile such as checking accounts, credit lines, credit and debit cards, personal installment loans, mortgage loans, insurance banking, time deposits and savings accounts in Chilean pesos, Euros, UF and U.S. dollars, among others. In addition, we provide mutual fund and securities brokerage services.

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

We offer the following products and services, among others, to our traditional and private banking customers:

Checking Accounts. Our main checking account product is provided to our customers with a package of services including a checkbook, an ATM card, a credit line and a MasterCard, Visa and American Express credit cards with credit levels established pursuant to the creditworthiness of the individual, fraud insurance and access to internet and telephone banking.

Credit and Debit Cards. We issue MasterCard and American Express credit cards to our individual clients. In addition to traditional cards, we offer cards issued under certain specialized customer loyalty programs and tailor our marketing of credit card services to different groups based on personal income.

We also offer debit cards, which can be used for banking transactions at ATMs operating on the Redbanc S.A., or Redbanc, network, as well as at retailers associated with the Redcompra program. Under this agreement, we have access to 7,725 ATMs (including Banco del Estado de Chile’s ATMs) in Chile.

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

To reduce our exposure to interest rate fluctuations and inflation with respect to our residential mortgage UF-denominated portfolio, these mortgages are funded with our general funds, particularly through the issuance of long-term subordinated bonds, which bear a real market rate of interest plus a fixed spread over the rate of variation of the UF. In addition, we generally require that the monthly payments on residential mortgage loans do not exceed 25% of the borrower’s household after-tax monthly income.

Our market penetration for mortgage products has historically been lower than our overall Chilean market share for all banking products, which as of December 31, 2016 was 11.4%. As a result of competitive pricing, product innovation, timely customer service, product knowledge as well as our overall focus on mortgage services, we have been able to achieve our recent results and increase our mortgage loan portfolio. This is the case as the ratios compare the collateral’s fair value to our loans and receivables portfolio values. Accordingly, market share for mortgage products was 4.8% for Corpbanca and 4.2% for Banco Itaú Chile as of December 31, 2015, respectively; and for Itaú Corpbanca was 8.4% as of as of December 31, 2016. We intend to grow in this market.

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

Consumer Finance (Banco Condell)

Our Consumer Finance Division operates under the trade name Banco Condell and is focused on clients in Chile with an annual income between Ch$2.4 million and Ch$7.2 million. Products and services we offer focus on the traditionally underserved low-to-middle income segments of the Chilean population, where the consumer loans represent the core of the business. Banco Condell has 56 standalone branches and its own brand identity.

Under the Banco Condell brand, we also offer insurance policies and time deposits. Improved economic conditions in Chile over the past decade have resulted in an increased demand for consumer credit by low- to middle-income individuals, whom we classify as persons with annual income lower than Ch$7.0 million. Many of these individuals have not had prior exposure to banking products or services. Through Banco Condell, we focus on developing and marketing products specifically oriented to individuals in this segment of the population while introducing them to the banking sector. We offer, among others, the following products and services to our lower income retail banking-Banco Condell customers:

Consumer loans. Under the Banco Condell brand we offer installment loans, including debt consolidation loans. These loans are generally denominated in Chilean pesos, repayable through equal monthly installments and typically have maturities up to five years.

Insurance policies: We offer life, health, unemployment and credit-related life insurance policies.

Time Deposits and Debit Cards: We offer time deposits and debit cards oriented to low income segments for savings and financial transactions.

Treasury

Our Treasury specializes in financial management and is largely responsible for our funding and liquidity as well as management of any gap on our balance sheet. In addition, through our Treasury we manage proprietary trading functions, market making and distribution and sales of flow and non-flow instruments for our corporate clients. This area is responsible for obtaining foreign currency-denominated credit lines from financial institutions outside of Chile.

As of December 31, 2016, our outstanding loans from foreign banks were US$1,912.3 million with approximately 29 financial institutions in the U.S., Canada, Germany, France, England, Japan, Switzerland and other countries including in Latin America. The international global risk assets outstanding as of December 31, 2016 were US$3,213.1 million.

Corpbanca Colombia

Corpbanca Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla. As of December 31, 2016, according to the Colombian Superintendency of Finance, Corpbanca Colombia was the sixth largest bank in Colombia in terms of total assets, the sixth largest bank in Colombia in terms of total loans and the fifth largest bank in Colombia, in terms of total deposits as reported under local regulatory and accounting principles.

As of December 31, 2016, according to our consolidated financial statements, which have been prepared in accordance with IFRS, Corpbanca Colombia had total assets of Ch$7,272,848 million (US$10,858 million), including total loans of Ch$5,011,954 million (US$7,483 million), total deposits of Ch$4,813,425 million (US$7,186 million) and total shareholders’ equity of Ch$681,246 million (US$1,017 million). For the nine-month period between April 1, 2016 and December 31, 2016, Corpbanca Colombia had total net interest income of Ch$179,470 million (US$267.9 million) and income before tax of Ch$2,579 million (US$3.9 million). As of December 31, 2016, Corpbanca Colombia had 174 branches, 180 ATMs and 3,727 employees in Colombia and Panama.

New York Branch

Our New York Branch offers a wide range of credit operations and services to both Chilean and non-Chilean retail customers and large and medium-sized companies. Operating with an offshore foreign branch of a Chilean bank is especially attractive to clients abroad as it provides a sense of proximity and it allows us to accompany our customers as they operate overseas, responding to their needs and service requirements. Our target market on the liability side consists of retail customers with sophisticated financial needs, medium and large Chilean companies, Latin American companies, and Chilean and Latin American banks without offshore branch offices, among others. The New York Branch has a Yankee Certificate of Deposits program that is placed directly to clients or through U.S. dealers.

Our New York Branch supports the commercial needs of Chilean and Latin American companies doing business overseas. Another important service is the participation in syndicated loans, together with other international institutions, to finance a variety of investment projects. Our New York Branch also has a private banking unit to provide current accounts and other associated services. As of December 31, 2016, the branch had US$1,603 million in assets.

Financial Services Offered Through Subsidiaries

We have made several strategic long-term investments in financial services companies in Chile (each of which are regulated and supervised by either the SBIF or the SVS), which are engaged in activities complementary to our core banking activities. Through wholly-owned subsidiaries, we intend to continue to develop a comprehensive financial services group able to meet the diverse financial needs of our current and potential clients. As of December 31, 2016, assets of our subsidiaries represented 0.7% of total consolidated. For the year ended December 31, 2016, net income of our subsidiaries totaled Ch$36,218 million (US$54.1 million).

The following table sets forth certain financial information with respect to our financial services subsidiaries as of December 31, 2015 and 2016, in millions of Chilean pesos. Amounts relating to inter-company transactions have not been removed for purposes of this table.

Financial Services Offered Through Subsidiaries

	As of and for the year ended December 31,
	2015			2016
	Assets	Equity	Net Income	Assets	Equity	Net Income
	(in millions of Ch$)
Corpbanca Corredores de Bolsa S.A.	—	—	—	56,121	39,482	365
Corpbanca Administradora General de Fondos S.A.	—	—	—	6,363	4,880	3,067
Corpbanca Corredores de Seguros S.A.	—	—	—	19,792	14,681	8,056
Itaú Asesorías Financieras S.A. (1)	—	—	—	4,473	3,207	3,031
Corp Legal S.A.	—	—	—	2,654	2,306	(277)
Corpbanca Investment Trust Colombia S.A. Sociedad Fiduciaria	—	—	—	13,888	13,484	600
Helm Comisionista de Bolsa S.A. (previously known as Corpbanca Investment Valores Colombia S.A.) (2)	—	—	—	11,267	10,012	890
Corpbanca Securities INC-NY	—	—	—	481	467	(259)
Helm Corredor de Seguros S.A.	—	—	—	3,534	1,692	388
Helm Fiduciaria S.A.	—	—	—	18,771	15,530	2,392
Helm Casa de Valores (Panamá) S.A.	—	—	—	616	501	43
Recaudaciones y Cobranzas S.A. (3)	—	—	—	2,473	1,098	447
Itaú Chile C. de Seguros Limitada	51,998	50,945	8,049	18,168	13,093	10,499
Itaú Chile Adm. General de Fondos S.A.	37,302	35,374	6,532	14,823	11,628	5,263
Itaú BBA Corredor de Bolsa Limitada (4)	87,528	23,227	1,158	43,161	2,109	1,714

(1)	On April 21, 2016, the legal name of Corpbanca Asesorías Financieras S.A. was changed to Itaú Asesorías Financieras S.A.
(2)	On September 1, 2014, Helm Comisionista de Bolsa S.A. merged with and into Corpbanca Investment Valores Colombia S.A., with Corpbanca Investment Valores Colombia S.A. being the surviving company. Immediately upon consummation of the merger, Corpbanca Investment Valores Colombia S.A. assumed the Helm Comisionista de Bolsa S.A. name.
(3)	On February 25, 2015 Corpbanca acquired 73,609 shares in Recaudaciones y Cobranzas S.A. and Corpbanca Asesorias Financieras S.A. acquired 1 share of the same Company. Itaú Corpbanca controls 100% of Recaudaciones y Cobranzas S.A.
(4)	On January 1, 2017, Itaú BBA Corredor de Bolsa Limitada merged into Corpbanca Corredores de Bolsa S.A. The legal name of the merged entity was changed to “Itaú Corpbanca Corredores de Bolsa S.A.” and the commercial name was changed to “Itaú Corredores de Bolsa.”

Corpbanca Corredores de Bolsa S.A.

Our subsidiary Corpbanca Corredores de Bolsa S.A., or CCB, is a member of the Santiago Stock Exchange and is registered with the SVS as a security broker. CCB’s primary activities are providing brokerage services in equities, fixed income, and foreign currency exchange. CCB’s net income was Ch$365 million for the year ended December 31, 2016. CCB had assets under custody of Ch$273,998 million as of December 31, 2016. For the year ended December 31, 2016, CCB’s net income was driven by a decrease in our customers’ investments in local equity adversely affecting operating revenue. Our customer base is mainly comprised of the retail customer unit, which has historically shown a higher risk aversion than other customer business units.

On January 1, 2017, Itaú BBA Corredor de Bolsa Limitada merged into Corpbanca Corredores de Bolsa S.A. Itaú BBA Corredor de Bolsa Limitada, or ICB, was a member of the Santiago Stock Exchange and was registered with the SVS as a security broker. ICB’s primary activities were providing brokerage services in equities, fixed income, and foreign currency exchange. ICB’s net income was Ch$1,158 million and Ch$1,714 million for the years ended December 31, 2015 and 2016, respectively. ICB had assets under custody of Ch$128,232 million and Ch$207,228 million as of December 31, 2015 and 2016, respectively. For the year ended December 31, 2016, ICB’s net income increased by Ch$556 million, or 48%, compared to net income for the year ended December 31, 2015.

The legal name of the merged entity was changed to “Itaú Corpbanca Corredores de Bolsa S.A.” and the commercial name was changed to “Itaú Corredores de Bolsa.”

Corpbanca Administradora General de Fondos S.A.

We incorporated Corpbanca Administradora General de Fondos S.A., or CAGF, to complement banking services offered to individual and corporate clients. CAGF’s current function is to provide asset management services to individual, corporate and institutional clients. For the year ended December 31, 2016, CAGF had net income of Ch$3,067 million. CAGF had total assets of Ch$6,363 million as of December 31, 2016. As of December 31, 2016, CAGF managed 24 mutual funds, including fixed income funds and six private investment funds, and had total assets under management amounting to Ch$1,013,732 million. In 2016, CAGF’s assets under management were impacted mostly by the withdrawals observed in the last quarter of 2016, due to a higher volatility environment observed in local and international markets.

Corpbanca Corredores de Seguros S.A.

In accordance with our strategy of expanding the breadth of financial services that we offer, our subsidiary Corpbanca Corredores de Seguros S.A., or CCS, offers a full line of insurance products. Many of these products complement our banking services by offering clients unemployment and life insurance related to personal loans, as well as insurances in connection with mortgage loans. Through CCS, we also provide non-credit-related insurance to existing clients and the general public. For the year ended December 31, 2016, CCS had net income of Ch$8,056 million. CCS had total assets of Ch$19,792 million as of December 31, 2016.

Itaú Asesorías Financieras S.A. (formerly Corpbanca Asesorías Financieras S.A.)

Itaú Asesorías Financieras S.A., or ICAF, provides a broad range of financial advisory services to a variety of corporations and government agencies, including those services related to debt restructurings, syndicated loans, structured loans, structured investment funds, bilateral grants, mergers and acquisitions, privatizations and company valuations. For the year ended December 31, 2016, ICAF had net income of Ch$3,031 million. ICAF had total assets of Ch$4,473 million as of December 31, 2016.

Corp Legal S.A.

Corp Legal S.A. was created in 2007 and is regulated by the SBIF. It provides standard legal services to Itaú Corpbanca, its subsidiaries and its clients.

Corpbanca Investment Trust Colombia S.A. Sociedad Fiduciaria

We acquired a 91.9% equity interest in Corpbanca Investment Trust Colombia S.A. Sociedad Fiduciaria, or CIT Colombia, in 2012 as part of the acquisition of Corpbanca Colombia. CIT Colombia is a financial services company operating in Colombia that specializes in trust and custodial services.

During 2015, CIT Colombia completed the implementation of a new custody software and became the first custodian to be certified with the Colombia Stock Exchange for the automation of processes for the development of the custodian activities. Consequently, in July 2015, CIT Colombia initiated local custody for a value of assets under custody of COP$1.6 trillion. As of December 31, 2016, the value of assets under local and global custody were COP$2.5 trillion and COP$2.8 trillion, respectively. CIT also entered in new contracts with entities in Panama, Mexico, Brazil and Luxembourg for global custody arrangements.

Helm Comisionista de Bolsa S.A.

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

Broker-dealers’ transactions can take place on national stock exchanges as well as off exchanges, with the requirement that all transactions performed by a U.S. based broker-dealer are subject to regulatory oversight by the SEC and FINRA.

As of December 31, 2016, CSINC had been approved by the SEC and FINRA. Approval from the Federal Reserve (FED) to begin operations has not yet been requested until internal business decisions are finalized.

Helm Corredor de Seguros S.A.

Helm Corredor de Seguros S.A. is a Colombian corporation (sociedad anónima), which acts as an insurance broker. It has its main domicile in the city of Bogota, D.C., Colombia, and is regulated by the Colombian Superintendency of Finance.

Helm Fiduciaria S.A.

Helm Fiduciaria S.A., is a Colombian corporation (sociedad anónima), which is engaged in trust portfolio management, including investment trust management, administration, security, real estate trusts and fund administration. It has its main domicile in the city of Bogota, D.C., Colombia and is regulated by the Colombian Superintendency of Finance.

Helm Casa de Valores (Panamá) S.A.

Helm Casa de Valores (Panamá) S.A. is a Panamanian corporation (sociedad anónima) that acts as a brokerage firm. It has its main domicile in Panama City and is regulated by the Panamanian Superintendency of Securities Market.

Recaudaciones y Cobranzas S.A.

On February 25, 2015, former Corpbanca, directly and indirectly, acquired all of the issued and outstanding shares of Recaudaciones y Cobranzas S.A, or Instacob, a debt collection company providing court and out-of-court collections services for loans. As a result of this transaction, Instacob became a wholly owned subsidiary of ours.

Itaú Chile Corredora de Seguros Limitada

In accordance with our strategy of expanding the breadth of financial services that we offer, our subsidiary Itaú Chile Corredora de Seguros Limitada, or ICS, offers a full line of insurance products. Many of these products complement our banking services by offering clients unemployment and life insurance related to personal loans, as well as insurances in connection with mortgage loans. Through ICS, we also provide noncredit-related insurance to existing clients and the general public. For the years ended December 31, 2015 and 2016, ICS had net income of Ch$8,049 million and Ch$10,499 million, respectively. ICS had total assets of Ch$51,998 million and Ch$18,168 million as of December 31, 2015 and 2016, respectively.

Itaú Chile Administradora General de Fondos S.A.

We incorporated Itaú Chile Administradora General de Fondos S.A., or IAGF, to complement banking services offered to our individual and corporate clients. IAGF’s current function is to provide asset management services to individual, corporate and institutional clients. For the years ended December 31, 2015 and 2016, IAGF had net income of Ch$6,532 million and Ch$5,263 million, respectively. IAGF had total assets of Ch$37,302 million and Ch$14,823 million as of December 31, 2015 and 2016, respectively. As of December 31, 2016, IAGF managed 23 mutual funds, including fixed income funds and had total assets under management amounting to Ch$1,090,736 million, a decrease of Ch$6,920 million when compared to December 31, 2015. During 2016, IAGF experienced a decrease of 11.3% of its assets under management explained mostly by the withdrawals observed in the last quarter of 2016, due to a higher volatility environment observed in local and international markets.

SEASONALITY

Our business is not materially affected by seasonality.

RAW MATERIALS

On a consolidated basis, Itaú Corpbanca is not dependent on sources or availability of raw materials.

DISTRIBUTION CHANNELS, ELECTRONIC BANKING AND TECHNOLOGY

Itaú Corpbanca

Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, traditional branches, internet banking and telephone banking. As of December 31, 2016, we operated 224 branch offices in Chile and New York, which includes 38 branches operating as Corpbanca, 129 branches operating as Itaú, 56 branches operating as Banco Condell, our consumer finance division and our New York Branch. In addition, as of December 31, 2016, we owned and operated 502 ATMs in Chile, and our customers have access to 7,725 ATMs (including Banco del Estado de Chile’s ATMs) in Chile through our agreement with Redbanc. We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients. Our branch system serves as the main distribution network for our full range of products and services.

We offer internet banking to our customers 24 hours a day through our password-protected internet site, www.itau.cl and www.corpbanca.cl. Our internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2016, we had 187,380 customers with activated internet passwords in Chile, allowing them to access our internet banking services. We are a member of the Sociedad Interbancaria de Transferencias Electrónicas S.A., an organization that facilitates electronic banking transactions on behalf of our customers as well as other Chilean banks. We also provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

We have developed a specialized internet-based service designed to facilitate and optimize the financial management of our commercial customers. This service, which we market under the name “Cash Management”, includes services such as payroll support and payments to suppliers.

As a legacy of the Merger, we currently have several IT platforms to conduct our operations. We expect to migrate all our operations into the platform used by former Banco Itaú Chile by the end of 2019. For the activities of former Corpbanca, we maintain several service and lease agreements with IBM de Chile S.A.C., which provides us with the computer hardware and network build-out that we use in our headquarters and branch offices, the recovery data center is in NetGlobalis. The main platform is IBS with internal development. For the activities of former Banco Itaú Chile, our platform uses Altamira. We also have our own main data center as well as a recovery data center.

Corpbanca Colombia

Corpbanca Colombia’s distribution channel provides integrated financial services and products to its customers in Colombia through several diverse channels, including ATMs, branches, internet banking and telephone banking.

As of December 31, 2016, Corpbanca Colombia operated 174 branch offices in Colombia and one branch in Panama and owned and operated 180 ATMs in Colombia, and also provided its customers with access to 15.227 additional ATMs through Colombia’s other financial institutions. Corpbanca Colombia utilizes a number of different sales channels including account executives, telemarketing and the internet to attract new clients. Corpbanca Colombia’s branch system serves as the main distribution network for its full range of products and services.

Corpbanca Colombia offers internet banking to its customers 24 hours a day through its password-protected internet site, www.bancoCorpbanca.com.co. Corpbanca Colombia’s internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2016, Corpbanca Colombia had 106,205 customers with activated internet passwords who used the electronic banking service at least once during the month, allowing them to access Corpbanca Colombia’s internet banking services. Corpbanca Colombia is a member of ACH Colombia S.A. and Cenit S.A., an organization that facilitates electronic banking transactions on behalf of its customers as well as other Colombian banks. Corpbanca Colombia also provides its customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

Corpbanca Colombia has developed a specialized internet-based product designed to facilitate and optimize the financial management of its commercial customers. This product, which Corpbanca Colombia markets under the name “AzulNet”, includes services such as payroll support and payments to suppliers. Additionally, in 2016 Corpbanca Colombia decided to migrate Corpbanca Colombia’s brand platform to Helm’s brand platform and is currently in the implementation phase of the project.

PATENTS, LICENSES AND CONTRACTS

Itaú Corpbanca is not dependent on patents or licenses, nor is it substantially dependent on any industrial, commercial or financial contracts (including contracts with customers or suppliers).

COMPETITION

Competition in Chile

Description of the Chilean Financial System. The Chilean financial services market consists of a variety of largely distinct sectors. The most significant sector, commercial banking, includes 22 privately-owned banks and one state-owned bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks). The private sector banks include those that are Chilean-owned, i.e., controlled by a Chilean entity, as well as a number of foreign-owned banks which are operated in Chile but controlled by a foreign entity. In 2016, five private sector banks along with the state-owned bank together accounted for 83.1% of all outstanding loans by Chilean financial institutions as of December 31, 2016: Banco Santander-Chile (19.1%), Banco de Chile (18.0%), Banco de Crédito e Inversiones, or Bci (13.3%), Itaú Corpbanca (11.4%), Banco Bilbao Vizcaya Argentaria, Chile (6.6%) and Banco del Estado de Chile (14.7%). All market share statistics in this paragraph are presented as reported to the SBIF calculated under local regulatory and accounting principles on an unconsolidated basis.

Financial System Evolution in Chile. The Chilean banking system has experienced a consolidation process in the past decades with mergers and acquisitions of banking entities in line with global trends.

Following rapid consolidation among Chilean banks commencing in the late 1990s through today, the market has become characterized by fewer larger players. Our principal competitors in Chile are Banco de Chile, Banco Santander-Chile and Bci. As compared to other Chilean banks, we believe our position in the Chilean banking industry after the Merger enables us to compete with international banks seeking to provide loans to companies operating in Chile, especially since we have a greater scale and resources to grow and compete more effectively. Additionally, we have a unique control and support from a leading institution such as Itaú Unibanco. Itaú Corpbanca will be able to expand its banking products’ offering through proven segmentation and digitalization models.

Commercial banks, such as us, face increasing competition from other financial intermediaries who can provide larger companies with access to the capital markets as an alternative to bank loans. To the extent permitted by the Chilean General Banking Act, we seek to maintain a competitive position in this respect through the investment banking activities of our subsidiary Itaú Asesorías Financieras.

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

We also experience competition from banks that provide international private banking services such as JPMorgan Chase and BNP Paribas, among others. We believe our main competitive advantage in our Private Banking business unit has been our ability to provide our customers with tailored lending products and responses to their needs as soon as possible. Our lower income retail banking business unit, Banco Condell, competes with consumer divisions of other banks such as Banefe, CrediChile and Banco Nova, among others, as well as certain consumer credit providers, including department stores. We believe that the main competitive advantage of our Banco Condell business unit is our ability to provide responses as soon as possible, know our customers’ needs and provide a fair price structure.

Competition in Colombia

Description of the Colombian Financial System. In recent years, the Colombian banking system has been undergoing a period of consolidation given the series of mergers and acquisitions that have taken place within the sector, including the Corpbanca Colombia Acquisition and the Helm Bank Acquisition. Several mergers and acquisitions have taken place since 2008, including: (a) the acquisition of the Colombian arm of ABN Amro Bank by the Royal Bank of Scotland; (b) the acquisition of a majority stake in Banco Colpatria by Scotiabank; (c) the acquisition of BAC-Credomatic, which has operations in several countries in Central America, by Banco de Bogotá; (d) the merger of Helm Bank S.A. with and into Banco Corpbanca Colombia S.A.; and (e) the merger of Banco GNB Colombia S.A. (previously known as Banco HSBC Colombia S.A.) with and into Banco GNB Sudameris S.A. During 2015, three new banks commenced operations in Colombia: Banco Mundo Mujer S.A. (previously operating as a microloan originator); Banco Multibank and Banco Compartir S.A., which converted its licenses from financing companies to banks.

Additionally, pursuant to the Transaction Agreement with Itaú Unibanco, and its amendment dated January 20, 2017, Banco Corpbanca Colombia will acquire the assets and liabilities of Itaú BBA Colombia S.A. Corporación Financiera (Itaú Colombia). The transaction was approved by the shareholders of Banco Corpbanca Colombia on December 21, 2016, by the shareholders of Itaú Colombia on November 15, 2016, and by Helm LLC (in its capacity of minority shareholder of Corpbanca Colombia). The acquisition of assets and liabilities (the “Colombian Acquisition”) will be carried out as soon as practicable once the same has been approved by the Colombian Financial Superintendency (the “CFS”).

As of December 31, 2016, and according to the Colombian Superintendency of Finance, the principal participants in the Colombian financial system were the Central Bank of Colombia, 25 commercial banks (14 domestic private banks, 10 foreign banks, and one domestic state-owned bank), five finance corporations and 15 financing companies (three leasing companies and 12 traditional financing companies). In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouse, special state-owned institutions, pension and severance pay funds also participate in the Colombian financial system.

The Financial Reform Act of 2009 (Law 1328 passed July 15, 2009) authorized banks to provide merger and acquisition loans and allowed them to conduct financial leasing operations. As a result, some competitors have absorbed their financial leasing subsidiaries into their banking franchises and some leasing companies are in the process of becoming banks.

Financial System Evolution in Colombia during 2015 and 2016. 2016 was a challenging year for the Colombian financial services sector. The increase in the inflation rate of 5.75%, which for two years in a row surpassed the Central Bank’s target range of 2%-4% impacted the profitability of the financial sector when the reference interest rate increased by 175 basis points on 2016. The Central Bank’s rate was 5.75% as of January 1, 2016 and 7.50% as of December 31, 2016. Bank lending increased 12.2% and deposits grew 10.9% as of December 31, 2016, compared to December 31, 2015.

The demand for business loans granted by banks increased by 11.4% for 2016, compared to a 16.3% increase in 2015. Consumer loans granted by banks grew by 13.2% in 2016, compared to a 12.4% increase observed in 2015. There was a moderation on the dynamics of mortgage and small business loans, with increases of 15.1% and 6.1%, respectively, for 2016 relative to 2015. On 2015, compared to 2014, the rates of growth for mortgages was 19.1% and for small business loans was 20.7%. The Colombian banking system’s level of past-due loans as a percentage of the system’s total loan portfolio increased to 3.1% for December 2016, after the 2.8% registered on December 2015. In addition, coverage, measured as the ratio of allowances to past-due loans, ended December 2016 at 155.5%, compared to 155.9% at the end of 2015.

During 2016, lending gained some weight in the Colombian banks system’s structure. Net loans increased from 66.6% of total assets at the end of 2015 to 68.5% at the end of December 2016, and investment portfolio and derivatives, as a percentage of total assets, decreased from 19.3% at the end of 2015 to 17.2% at the end of 2016.

As of December 31, 2016, the Colombian financial sector recorded COP$574,636,417 million in total assets, representing a 4.5% increase as of December 31, 2015. The Colombian financial system’s total composition of assets shows banks with a market share of 95.4%, followed by financial corporations with 2.2%, financing companies with 1.9% and financial cooperatives with 0.5%.

As of December 31, 2016, the capital adequacy ratio (Tier 1 + Tier 2) for credit institutions was 15.85% (including banks, finance corporations and financing companies), increasing by 43 bps when compared to December 31, 2015, and which is well above the minimum legal requirement of 9%.

Loans

As of December 31, 2015 and 2016, our gross consolidated loan portfolio was Ch$6,823,977 million and Ch$21,048,484 million, respectively, as reported to the SBIF calculated under local regulatory and accounting principles. This placed us as the fourth largest financial institution among private Chilean banks and fifth place among all banks operating in Chile. Our gross consolidated loan portfolio represented 14.1% of the market for loans in the Chilean financial system (comprising all commercial banks) as of December 31, 2016. In 2016, due to the Merger and the consolidation of the loan portfolios of former Corpbanca and former Banco Itaú Chile, our aggregate gross loan portfolio grew by 208.4%. However, due to the decline investment activity in Chile and a more challenging economic scenario in 2016, when compared to the combined loan portfolios of former Corpbanca and former Banco Itaú Chile in 2015, our consolidated loan portfolio decreased in 2016 by 2.7%.

The following table sets forth the aggregate outstanding loans for us and the five other private sector banks with the largest market shares in Chile as of December 31, 2015 and 2016, based on information as reported to the SBIF calculated under local regulatory and accounting principles:

	Bank Loans (1)
	As of December 31,
	2015	2016
	(in millions of Ch$)
Banco Santander-Chile	25,289,880	26,933,624
Banco de Chile	24,558,041	25,385,534
Banco de Crédito e Inversiones (Bci)	20,134,981	22,324,012
Itaú Corpbanca (2)	6,823,977	21,048,484
Banco Bilbao Vizcaya Argentaria, BBVA	9,002,343	9,252,921
Scotiabank Chile	8,227,571	8,840,341
Others	47,933,251	35,771,491

Total	141,970,044	149,556,407

Source: SBIF monthly consolidated financial information

(1)	Excludes interbank loans.
(2)	The amounts under IFRS for 2015 and 2016 are Ch$6,801,071 million and Ch$ 21,003,952 million, respectively.

Deposits

We had consolidated deposits of Ch$16,033,088 million as of December 31, 2016, as reported under local regulatory and accounting principles, which consisted of our current accounts, bankers’ drafts, savings accounts, time deposits and other commitments. Our market share of 9.8% for deposits and other obligations as of such date ranks us in fourth place among private sector banks in Chile.

The following table sets forth the aggregate deposits for us and the five other private sector banks with the largest market share as of December 31, 2015 and 2016, based on information as reported to the SBIF calculated under local regulatory and accounting principles:

	Bank Deposits and Other Obligations (1)
	As of December 31,
	2015	2016
	(in millions of Ch$)
Banco Santander-Chile	19,538,888	20,691,024
Banco de Chile	18,234,740	18,874,049
Banco de Crédito e Inversiones (BCI)	17,349,184	18,151,951
Itaú Corpbanca	4,933,922	16,033,088
Banco Bilbao Vizcaya Argentaria Chile (BBVA)	6,689,730	6,876,369
Scotiabank Chile	5,204,251	6,144,361
Others	47,616,730	36,740,960

Total	119,567,445	123,511,802

Source: SBIF monthly consolidated financial information

(1)	Our aggregate deposits as calculated under IFRS for the years ended December 31, 2015 and 2016 were Ch$4,933,922 million and Ch$16,034,901 million, respectively.

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

The following table sets forth the level of shareholders’ equity for us and the five largest private sector banks in Chile (measured by shareholders’ equity) as of December 31, 2013, 2014 and 2015, based on information as reported to the SBIF calculated under local regulatory and accounting principles:

	Shareholders’ Equity (1)(2)
	As of December 31,
	2015	2016
	(in millions of Ch$)
Banco Santander-Chile	2,420,484	2,538,055
Banco de Chile	2,505,558	2,620,394
Banco de Crédito e Inversiones (BCI)	1,771,113	2,280,185
Itaú Corpbanca (3)	740,335	3,172,486
Banco Bilbao Vizcaya Argentaria Chile (BBVA)	722,896	768,215
Scotiabank Chile	703,600	772,684
Others	4,933,087	4,129,791

Total	13,797,073	16,281,810

Source: SBIF monthly consolidated financial information

(1)	Shareholders equity = Equity attributable to shareholders excluding net income and provision for mandatory dividend.
(2)	For comparison purposes with other banks, the information is presented under standards issued by the SBIF.
(3)	The amounts under IFRS, excluding net income, non-controlling interest, and accrued for mandatory dividends, for the years ended December 31, 2015 and 2016 were Ch$3,171,365 million and Ch$737,793 million, respectively.

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

Central Bank of Chile

The Central Bank of Chile is an autonomous legal entity created by the Chilean Constitution. It is subject to the Chilean Constitution and its own ley orgánica constitucional, or Constitutional Act. To the extent not inconsistent with the Chilean Constitution or the Central Bank of Chile’s Constitutional Act, the Central Bank of Chile is also subject to private sector laws (but in no event it is subject to the laws applicable to the public sector). It is directed and administered by a council composed of five members designated by the President of Chile, subject to the approval of the Senate.

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

SBIF

Banks in Chile are supervised by the SBIF, an independent Chilean governmental agency. The main responsibilities of the SBIF are to authorize the incorporation of new banks and to interpret and enforce, with broad powers, legal and regulatory requirements applicable to Chilean banks and other entities. Furthermore, in case of non-compliance with such legal and regulatory requirements, the SBIF may impose sanctions, including fines payable by the directors, managers and employees of a bank as well as the bank itself. In extreme cases it can appoint, by special resolution with the prior approval of the board of directors of the Central Bank of Chile, a provisional administrator to manage a bank. It must also approve any amendment to a bank’s by-laws (including, increase in its capital).

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

The SBIF must approve in advance any direct or indirect acquisition of more than 10% of the share capital of a bank. The absence of such approval will cause the acquirer to lose the voting rights of such shares. The SBIF may only refuse to grant its approval based on specific grounds set forth in the Chilean General Banking Act and its regulations.

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

Deposit Insurance

In Chile, the government guarantees up to 90% of the aggregate amount of certain time deposits held by individuals in the Chilean banking system. The government guarantee covers those obligations with a maximum value of UF120 per person (Ch$3.2 million or US$4,720.4 as of December 31, 2016) in each calendar year.

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

Minimum Capital

Under the Chilean General Banking Act, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$21,078.4 million or US$31.5 million as of December 31, 2016).

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

Basic capital is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital except that it does not deduct goodwill nor intangible assets.

Regulatory capital or “effective net equity” is defined as the aggregate of:

•	a bank’s paid-in capital and reserves;

•	its subordinated bonds, valued at their placement price (but decreasing by 20% for each year during the period commencing six years prior to maturity), for an amount up to 50% of its basic capital;

•	goodwill or premiums, paid balances and investments in companies that are not part of the consolidation, which shall be deducted;

•	its voluntary allowances for loan losses for an amount of up to 1.25% of risk-weighted assets;

•	minority interests of up to 20% of the basic capital (provided that if such minority interests exceed 20%, only 20% will be taken into account); and

•	other adjustments as instructed by the SBIF.

In cases where a limit is required to be applied on an unconsolidated basis, capital attributable to subsidiaries and foreign branches shall be excluded.

The Chilean General Banking Act contains a five-category risk classification system to be applied to bank assets that is based on the Basel Committee recommendations.

Within the scope of Basel III in Chile, further changes in regulation may occur. See “Item 3. Key Information—D. Risk Factors—Risks relating to Chile and other countries in which we operate—Chile’s banking regulatory and capital markets environment is continually evolving and may change.”

Lending Limits

Under the Chilean General Banking Act, Chilean banks are subject to certain lending limits, including the following:

•	a bank cannot extend to any entity or individual, directly or indirectly, unsecured credit in an amount that exceeds 10% of the bank’s effective net equity, or in an amount up to 30% of its effective net equity if the excess over 10% is secured by certain assets with a value equal to or higher than such excess. In the case of foreign currency export trade financing, the ceiling for secured credits is also established at 30%. In the case of financing infrastructure projects built through the concession mechanism, the 10% ceiling for unsecured credits is 15% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession, while the ceiling for secured credits remains at 30%;

•	a bank cannot extend loans to another financial institution subject to the Chilean General Banking Act in an aggregate amount exceeding 30% of its effective net equity;

•	a bank cannot directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank;

•	a bank cannot lend, directly or indirectly, to a director or any other person who has the power to act on behalf of such bank; and

•

a bank cannot grant loans to related parties (which relation can arise from management or for ownership reasons, including holders of more than 1% of its shares, except in the case of companies which are actively traded on the

Santiago Stock Exchange, like Itaú Corpbanca, in which case the limit is 5%) on more favorable terms than those generally offered to non-related parties. In addition, the aggregate amount of loans to a single group of related parties cannot exceed 5% of the bank’s effective net equity or 25% if the excess thereof is secured by certain assets with a value equal to or greater than such excess, or by certain other collateral specified in the Chilean General Banking Act. The definitions of “related” and “group” for these purposes are determined by the SBIF. The aggregate amount of all credits granted to related parties of the bank cannot exceed its effective net equity.

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

Capital Markets

Under the Chilean General Banking Act, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. In addition, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advisory services and securities brokerage, as well as in financial leasing, mutual fund and investment fund administration, investment advisory services and merger and acquisition services. These subsidiaries are regulated by the SBIF and, in some cases, by the SVS, the regulator of the Chilean securities market and of open-stock (public) corporations.

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

Legal Provisions Regarding Banking Institutions with Economic Difficulties

Liquidation of Chilean banks may not be ordered in bankruptcy procedures, except when undergoing voluntary liquidation. The Chilean General Banking Act sets forth that if a bank is under certain specific adverse circumstances, its board of directors must correct the situation within 30 days from the date in which the relevant financial statements are presented to the board. If the board of directors is unable to do so, it must summon a special shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected and paid within the term and in the manner agreed to at the meeting, or if the SBIF does not approve the board of directors proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the board of directors and from making any further investments in any instrument other than in instruments issued by the Central Bank of Chile. In such a case, or in the event that a bank is facing solvency problems which compromise timely payment of its obligations or if a bank is under provisional administration by the SBIF, the Chilean General Banking Act provides that the bank may receive a two-year term loan from another bank which will be subordinated to other liabilities of the bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the SBIF, but need not be submitted to the borrowing bank’s shareholders for their approval. In any event, a creditor bank cannot grant interbank loans to an insolvent bank in an amount exceeding 25% of the creditor bank’s effective net equity. The board of directors of a bank that is facing solvency problems which compromise timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize its credits, agree on extensions, obtain forgiveness of debts or adopt any other valid measures for the payment of the debts. The terms of a reorganization plan must be the same for all the proposing bank’s creditors to whom such plan is applicable. From the date of submission of the reorganization plan until there is a decision from the creditors regarding such plan, the bank will only be required to pay demand deposits and liabilities. If the board of directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, and by virtue of its provisions shares shall be issued in payment of the capitalization of the credits, those shares shall be allocated to the creditors in proportion to the credits being capitalized. If the reorganization plan is rejected by the creditors, the bank must submit a new proposal which must include the capitalization in an amount required so that the ratio of effective net equity to risk-weighted assets not to be lower than 12%. If this second proposal is rejected, the SBIF will declare the bank into mandatory liquidation, which process is regulated by the Banking Law and not by the general bankruptcy rules. If a bank fails to pay an obligation, it must notify the SBIF, which shall determine if the bank is solvent. Banks can be subject to a provisional administrator if there are reasons that affect its financial stability.

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

Changes in the Governance of Our Regulators

On February 23, 2017, Law No. 21,000, which establishes the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero), was published. This new law modifies, among other matters, the corporate governance and operation of the Chilean regulator for securities and insurance, a role that has historically been performed by the Chilean Superintendency of Securities and Insurance. This law will come into effect in August 2018. The main features of this new law are the following:

•	The Chilean Superintendency of Securities and Insurance will be replaced by a new body, which is the Commission for the Financial Market,. The direction of the Commission for the Financial Market will correspond to the Council of the Commission for the Financial Market, which will be composed of five members. This commission will continue to supervise the entities currently under the supervision of the Chilean Superintendency of Securities and Insurance.

•	The new law requires the President of Chile to submit to the Chilean Congress, within one year of the publication of the law, a bill to amend the Chilean General Banking Law in order to subject banks and financial institutions to the supervision of the Commission for the Financial Market.

•	The new law establishes the separation of responsibility for (i) the issuance of regulations, (ii) compliance enforcement, and (iii) investigation and the imposition of sanctions. All three activities will be conducted by different divisions within the Commission for the Financial Market. While the issuance of regulations and the imposition of sanctions will correspond to the Council of the Commission for the Financial Market, the Investigation Unit (Unidad de Investigación) will be in charge of the investigation of breaches of regulations of competence of such commission, of the initiation of sanctioning procedures and of the surveillance of the compliance of the sanctions imposed by the commission.

•	In addition to the current powers of the Chilean Superintendency of Securities and Insurance, the Commission for the Financial Market shall have other powers, such as the authority to seize documents, intercept communications and obtain information on banking operations (including those subject to bank secrecy).

•	The sanctioning process will have two different procedures: (i) a simplified procedure for cases where no crimes are involved and for cases of less materiality; and (ii) a general procedure for cases involving potential crimes and for cases which even though do not involve potential crimes, are material. The new law also establishes plea bargain procedures (delación compensada) and the imposition of prohibitions to be eligible for election as director or main executive to those charged with criminal conducts.

The new law also encourages the self-regulation of entities subject to the supervision of the Commission for the Financial Market through the creation of the Financial Self-Regulation Committee.

Additionally, amendments to the Chilean General Banking Act have been announced but not yet consummated in a bill of law. It has been proposed the adoption of measures to strengthen the governance of the SBIF. These proposed amendments would serve to implement Basel III principles and to introduce changes in the processes related to banks insolvency.

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

Chile

The Anti-Money Laundering Act, or the AML Act, requires banks, among others, to report any “suspicious transactions or activities” that they may become aware of in the ordinary course of business to the Chilean Financial Analysis Unit (Unidad de Análisis Financiero), or FAU. “Suspicious activities or transactions” are defined by the AML Act as any act, operation or transaction that, in accordance with the uses and customs of the relevant activity, is considered unusual or devoid of apparent economic or legal justification or that may constitute any of the actions described in article 8 of Law No, 18,314 (terrorist actions), or entered into by an individual or a legal entity included in any resolution issued by the United Nations Security Council, whether carried out in an isolated or recurrent basis.

In accordance with the AML Act, banks must keep special records for any transaction in cash for amounts exceeding US$10,000, and report them to the FAU if so required by the latter authority.

In addition, the entities subject to the AML Act are also subject to Circular No. 49 and other regulations issued by the FAU, which provides additional guidelines for the prevention of money laundering.

With regard to Chilean banks the SBIF has also provided rules and guidelines for banks to set up an AML and Combating Financing of Terrorism, or CFT, prevention system applicable in their ordinary course of business, which must take into consideration the volume and complexity of their transactions, including their affiliates and supporting entities, and their international presence. In case of non-compliance of these rules and guidelines, the SBIF may impose administrative sanctions upon the infringing bank such as fines and warnings. Among other requirements, such system shall include at least (1) “know your customer” policies, (2) a manual of policies and procedures, (3) the appointment of a compliance officer, and (4) all necessary technological tools to develop red-flag systems to identify and detect unusual operations. For more information on our Anti-Money Laundering Committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Other Committees—Anti-money laundering and anti-terrorism finance prevention committee.”

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

Recent Regulatory Developments in Chile

Capital Adequacy Requirements

The SBIF and the government have announced their intention of sending a bill of law to amend the General Banking Act in three aspects: (i) adoption of Basel III, although with adjustments to local reality, (ii) strengthen the governance of the SBIF, and (iii) perfection of banking resolution mechanisms. The bill of law is announced to be submitted to Congress during 2017, but we currently ignore how the new capital adequacy requirements will be proposed to the Congress, as the Regulator has only given non-binding information to the market. Nevertheless, we anticipate that the impact of the new rules would be material.

Commission for the Financial Market

On February 23, 2017, Law No. 21,000, which establishes the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero) was published. This new law modifies, among other matters, the corporate governance and operation of the Chilean regulator for securities and insurance, a role that has historically been performed by the Chilean Superintendency of Securities and Insurance. This law will come into effect in August 2018. See “—Changes in the Governance of Our Regulators.”

Modification to the AML Act

On February 18, 2015 Law N° 20,818 was enacted, amending certain provisions of the AML Act by: (i) increasing the authority of the FAU; (ii) increasing the scope of entities that are subject to the AML Act; (iii) amending the definition of “suspicious activities or transactions”; (iv) reducing the minimum amounts of the cash transactions to be registered and potentially reported to the FAU; (v) amending the sanctions applicable to any breach to the AML Act; (vi) adding new base crimes for the crime of money laundering; (vii) requiring entities subject to the AML Act to report to the FAU any transaction entered into by any individual or entity contained in any resolution issued by the United Nations Security Council; and (viii) establishing the obligation of the entities subject to the AML Act to register with the FAU, among other things.

Funds Law (Ley Única de Fondos)

Law No. 20,712 on funds was published in the Chilean Official Gazette on January 7, 2014, or the Funds Law. The Funds Law is a single legal set of regulations enacted to provide for general and special regimes applicable to all Chilean funds, setting basic provisions governing their structure, management, dividend distribution, redemption of quotas and taxation, among other things. This law is expected to have a positive effect on the operations of our subsidiaries Corpbanca Administradora General de Fondos S.A. and Itaú Chile Administradora General de Fondos S.A., in their respective capacity as fund managers.

Maximum Interest Rate

A new Chilean law regarding maximum interest rates was enacted on December 13, 2013 upon publication of Law 20,715 in the Chilean Official Gazette. This legislation affects all Chilean businesses that charge interest (including all banks) on loans up to UF 200 (approximately U.S$7,216), including installment loans, credit cards, credit line loans and overdue loans. This regulation requires, among other things, a new method for calculating the maximum legal interest rate for loans not indexed to inflation with terms equal to or longer than 90 days, which results in a reduction of the maximum legal interest rate applicable to such debtors. We do not expect the enactment of this law to have a material effect on our results of operations.

Insolvency Law

Chilean banks are subject to special insolvency proceedings. Nevertheless, a bank can be subject to the general insolvency law in case it becomes insolvent during a voluntary liquidation of its assets. In that regard, the Chilean Congress approved a new Insolvency Act on October 29, 2013, which was published in the Official Gazette on January 9, 2014 and came into effect on October 9, 2014. The new Insolvency Act eliminates the distinction between merchants and other debtors, eliminates the classification of bankruptcies as negligent or fraudulent and modifies the Chilean Criminal Code in order to recognize certain criminal offences related to the conduct of the business of the debtor prior to the declaration of its bankruptcy, and sets forth different rules for the insolvency of an enterprise (empresa) and of a non-enterprise person (persona deudora) among other changes.

Under the new Insolvency Act, there are two types of proceedings for an enterprise: (i) liquidation proceedings which are very similar to existing bankruptcy proceedings, although they will be headed by a liquidator rather than a trustee (síndico) and (ii) reorganization proceedings. Upon completion of a liquidation procedure, the debtor recovers the free administration and disposition of its assets and any outstanding debts against the debtor incurred prior to the commencement of the liquidation procedure will be deemed discharged as a matter of law. As a result, a creditor who fails to participate during the liquidation process will forfeit its past claims against the debtor. The reorganization proceedings, are more oriented to the continuation of the debtor’s business and, therefore, allow the debtor to seek protection from the courts, or “Insolvency Protection” (protección financiera concursal), for a term of 30 days, as from the date the reorganization proceeding is declared commenced by the competent court during which, among other effects, it cannot be put into liquidation, its assets cannot be foreclosed, the agreements entered into by it cannot be unilaterally terminated by the other party, the maturity of the indebtedness of the debtor cannot be accelerated or the securities granted by the debtor cannot be enforced by the creditor based on the commencement of the reorganization proceeding of the debtor’s insolvency. In the event that a creditor breaches this provision, its credit shall rank junior after all the other debts of the debtor. This 30-day term could be extended for 30 or 60 days if supported by creditors representing 30% or 50% of the debtors’ unrelated liabilities, respectively.

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

The new Insolvency Act amends claw-back period rules such that as a general rule any transfer, encumbrance or other transaction executed or granted by the debtor during the term of two years prior to the commencement of the reorganization or liquidation proceedings may be rendered ineffective if its proved before the court that such transfer, encumbrance or transaction: (i) was entered with the counterparty’s knowledge of the debtor’s bad business condition; and (ii) caused damages to the bankruptcy estate or has affected the parity that shall exist among creditors (e.g., that the transaction has not been entered into terms and conditions similar to those usually prevailing in the market at the time of its execution).

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

•	Attributed income system: Under this system, companies will be subject to a corporate tax that would gradually increase to 25% over the course of four years, commencing in 2014 (increasing each year to 21%, 22.5%, 24% and 25%, respectively). At the shareholder level, a 35% withholding tax would apply on an “attributed basis” from year 2017. As a result, any non-Chilean resident shareholder would be required to pay a 35% withholding tax while Chilean resident shareholders would be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 35%, regardless of whether the Chilean company makes a profit distribution or dividend payment. Shareholders would be able to credit the corporate tax already paid by the company against the withholding tax or the progressive complementary income tax. The actual income distribution to the shareholders would not be taxable. This system will be exclusive for companies whose shareholders or owners are individuals domiciled or residing in Chile, or individuals or entities not domiciled or resident in Chile.

•	Partially integrated system: Under this system, companies would be subject to a corporate tax of 25.5% on 2017 and 27% from 2018 onwards. Then, when the income is actually withdrawn from a company, non-Chilean resident shareholders would be subject to a 35% withholding tax, while Chilean resident shareholders would be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 35%, against which only a 65% of the corporate tax will be allowed to be used as a credit against the withholding tax or the Complementary Global Tax. Nevertheless, the foreign holder shall be entitled full corporate tax credit, if such holder is established on, domiciled in or resident of a country with which Chile has a double taxation treaty in force or, until December 31, 2019, Chile has signed a double taxation treaty with such country, although not in force.

Law No. 20,899 introduced changes to both systems in order to simplify them. Other amendments included in this Law are related to the accuracy of the general anti-avoidance rules and the implementation of Value Added Tax (VAT) for certain operations, mainly to the sale of real estate and leases with purchase option.

Law No. 20,855

On September 25, 2015 the Consumer Protection Act and the Pledge Whithout Conveyance Act were amended in order to include several provisions regarding the release and cancellation of mortgages and certain pledges. According to this law, once an obligation secured with any of the said security interests has been extinguished, the relevant creditor ex officio shall grant and afford the corresponding release and cancellation public deed, and its record cancellation. Furthermore, the relevant creditor shall inform such proceedings to the debtor within the term established by law.

New Securities Brokerage Regulation

On March 9, 2015, the Chilean Superintendency of Securities and Insurance issued its General Rule No. 380, which came into effect on September 9, 2016. This new rule replaced the rules regarding the relationship of Chilean securities brokers with their customers by setting forth new regulations on matters such as suitability, contracts with clients, conflicts of interest, execution of orders and registration and recording of orders, among others. Based on this new rule, Chilean securities brokers are required to execute contracts with clients that shall include the information set forth in this rule (i.e., communications to the client of the existence of conflicts of interest, procedures to deal with such conflicts, communications between the securities broker and the client, granting of security interest, fees, etc.). Also, the Chilean stock exchanges changed their internal regulations to adopt the new regulations set forth by General Rule No. 380, including providing forms of the contracts required to be executed with clients.

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

The Colombian Superintendency of Finance is the authority responsible for approving mergers, acquisitions and integrations between financial institutions such a Corpbanca Colombia. For such approvals, the Colombian Superintendency of Finance must obtain a non-binding prior written opinion by the SIC.

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

Minimum Capital Requirements

The minimum capital requirement for banks on an unconsolidated basis set forth in the Financial System Organic Act was COP$79,835 million (Ch$17,813 million) for 2015, COP$85,240 million (Ch$19,019 million) for 2016 and shall be COP$90,142 (Ch$20,715 million) for 2017. Failure to meet such requirement can result in the relevant financial institution take over (toma de posesión) by the Colombian Superintendency of Finance. Minimum capital requirements are adjusted in January each year based on the inflation percentage for the precedent year. The capital requirements for each type of financial institution (financial corporations, financing companies, trust companies, etc.) are different, with banks having the highest minimum amount. Additionally, there are capital requirements above this minimum for the purposes of credit exposure and derivatives transactions.

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

Foreign Currency Position Requirements

According to External Resolutions 4, or Resolution 4, and 9, or Resolution 9, issued the Central Bank of Colombia issued in 2007 and 2013, respectively, as amended, a financial institution’s foreign currency position (posición propia en moneda extranjera) is the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items), made or contingent, including those that may be sold in Colombian legal currency.

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

Resolution 9 also defines foreign currency position in cash (posición propia de contado en moneda extranjera) as the difference between all foreign currency-denominated assets and liabilities. A bank’s three business days average foreign currency position in cash cannot exceed 50% of the bank’s Technical Capital. In accordance with Resolution 9, the three day average must be calculated on a daily basis and the foreign currency position in cash can be negative but must not exceed 20% of its Technical Capital. (Resolution 9 was amended on September 25, 2015).

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

Deposit Insurance

In Colombia, the deposit insurance fund, FOGAFIN (Fondo de Garantías de Instituciones Financieras), guarantees up to COP$20 million (US$6,662.2 as of December 31, 2016) per person, for each institution calculated as the aggregate amount of time, savings and demand deposits held by individuals in a Colombian financial institution. Payment will be made in case of an administrative compulsory liquidation of the financial institution.

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

Recent Regulatory Developments in Colombia

Tax Reform

On December 29, 2016, the Colombian Government approved a tax reform under Law No. 1,819. See “Item 3.—Risk Factors—Future increases in the corporate tax rate or additional modifications to the tax systems of the countries in which we operate may have a material adverse effect on us.”

Abandoned Accounts

On February 1, 2016, Law No. 1,777 was enacted. Abandoned accounts are regulated in order to establish a public use for funds in these accounts. Funds are considered abandoned in bank accounts after three consecutive years without any account movement. Such abandoned funds may be invested in the creation and administration of a fund in the public financial institute that finances educational credit (Crédito Educativo y Becas en el Exterior or ICETEX).

Costs of Financial Services

On July 7, 2016, Law No. 1,793 was enacted in order to regulate the costs of financial services. Among other things, this new law establishes that clients of entities authorized to collect funds from the public may access all of the funds deposited in their savings accounts or electronic deposits, without having the obligation to maintain a minimum balance. The entities must provide mechanisms for this purpose without charging additional fees to clients. This new law also establishes that: (i) for savings accounts, entities authorized to raise funds from the public may only charge financial and/or transactional costs for the first 60 days of inactivity and/or absence of financial movements by the user, and in no case may such entities make retroactive charges when the account becomes active again; (ii) for savings accounts that are inactive at the time of entry into force of the new law, the period of 60 days for the suspension of collections will start from the date of effectiveness of the law; and (iii) entities authorized to raise funds from the public are obligated to recognize users with a minimum interest rate in all savings accounts for any level of deposit. In addition, the receiving entities must inform the consumers about these changes in law.

Abusive Contract Clauses and Practices

On May 26, 2016, the Colombian Superintendence of Finance issued its Circular No. 18, which modified the then-current instructions related to abusive contract clauses and practices. The circular forbids certain practices that were considered abusive by the Colombian Superintendence of Finance, as well as those practices informed by the Financial Consumer Defenders. Financial institutions were given a maximum term of six months from the entry into force of the circular to adjust their contracts and practices to its instructions.

Total Unified Value (Valor Total Unificado or VTU)

On July 12, 2016, the Colombian Superintendence of Finance issued its External Circular Letter No. 23, setting forth instructions related to the obligation of banking entities to report to their clients a “Total Unified Value” (Valor Total Unificado or VTU) of active and passive operations, when offering basic services and an “Annual Report of Total Costs” (Reporte Annual de Costos Totales or RACT). The purpose of this circular was to: (i) update and harmonize the instructions related to the scope, content and form of delivery of the RACT, and the basic services package; (ii) incorporate the components to be taken into account for the calculation and reporting of “Total Unified Value in Active Transactions” (Valor Total Unificado de Operaciones Activas or VTUA) and “Total Unified Value in Passive Transactions” (Valor Total Unificado de Operaciones Pasivas or VTUP); and (iii) establish the method of calculation of the VTUA and VTUP.

Interruptions of Services

On August 3, 2016, the Colombian Superintendence of Finance issued its External Circular No. 28, setting forth instructions applicable to all financial sector companies in connection with events that generate interruptions of services and that prevent operations from being carried out by clients. The circular aimed to guarantee that clients are informed of these interruptions and have mechanisms to guarantee the effective exercise of their rights. The circular also includes instructions related to: (i) the information that credit institutions must provide to clients when encountering interruptions in the provision of services; and (ii) the general requirements regarding security and quality of information.

Requirements for Trust Products

On July 27, 2016, the Colombian Superintendence of Finance issued its Circular No. 024, which established the minimum requirements for trust products linked to the development of real estate projects, accountability and the process of commercialization of the participation in any trust fund. The circular also sets forth the information that must be provided to financial consumers of trust products of any kind. For this purpose, the Colombian Superintendence of Finance published an ABC on business trust about real estate projects providing general guidance to those interested in this class of investment.

Reversal of Payments

On April 11, 2016, the Colombian Ministry of Industry and Commerce issued its Decree No. 587, which added a chapter to the Unique Decree of the Commerce, Industry and Tourism Sector, Decree 1,074 of 2015, and regulated Article 51 of Law 1,480 of 2011. The decree establishes the conditions and procedures for reversals of payments requested by consumers, when the purchase of the goods or services was made through electronic commerce mechanisms with an electronic payment instrument such as a credit or debit card.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our financial statements as well as “Item 5. Operating and Financial Review and Prospects.” Unless otherwise indicated, financial data in the following tables as of December 31, 2015 and 2016 has been expressed in Chilean pesos as of December 31, 2016. The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s CPI.

Average Balance Sheets, Income Earned From Interest-Earning Assets and Interest Paid on Interest Bearing Liabilities

The average balances for interest-earning assets and interest bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of monthly balances on an unconsolidated basis. Unless otherwise set forth herein, such average balances as they apply to the operations of our subsidiaries were calculated on the basis of month-end balances. Such average balances are presented in Chilean pesos, in UFs and in foreign currencies (principally US$).

The nominal interest rate has been calculated by dividing the amount of interest and principal readjustment due to changes in the UF index (gain or loss) during the period by the related average balance, both amounts expressed in Chilean pesos. The nominal rates calculated for each period have been converted into real rates using the following formulas:

	1 + Np			(1 + Nd)(1 + D)
Rp=		-1	Rd=		-1
	1 + I			1+I

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

Interest and average balances have been calculated by taking into consideration the following:

•	Foreign exchange gains or losses on foreign currency denominated assets and liabilities have not been included in interest income or expense;

•	Interest on financial investments does not include trading gains or losses on these investments;

•	Past due loans only include the payments that are 90 or more days overdue, and do not include the portion of such loan that is not overdue (principal amount) or those payments which are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan. This practice differs from that normally followed in the United States where the amount classified as past due would include the total principal, payments and interest on all loans which have any portion overdue;

•	Penalty interest is not recognized on past due payments (loans with more than one payment) or past due loans (one payment);

•	The interest earned from past due loans is only the proportion of interest earned on each of these payments. We do not accrue penalty interest on these payments;

•	Loans that are not yet 90 days or more overdue have been included in each of the various categories of loans, and affect the various averages;

•	Non-performing commercial loans (those loans which do not accrue interest) consist of loans included in Categories C4-C6 and loans (or portions thereof) that are overdue;

•	Included in loans and receivables to banks are interbank deposits maintained in the Central Bank of Chile and foreign banks. Such assets have a distorting effect on the average interest rate earned on total interest-earning assets because currently balances maintained in Chilean peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes. Additionally, this account includes interest earned by overnight investments. Consequently, the average interest earned on such assets is comparatively low. We maintain these deposits in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income; and

•	The monetary gain or loss on interest-earning assets and interest bearing liabilities is not included as a component of interest income or interest expense because inflation effects are taken into account in the calculation of real interest rates.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal rates and rates for our assets and liabilities for the years ended December 31, 2015 and 2016.

	Year ended December 31,
	2015				2016
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in millions of Ch$ except for percentages)
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	189,594	1,333	0.7%	(3.5)%	218,522	1,689	0.8%	(1.9)%
UF	—	—	—	—	—	—	—	—
Foreign currency	7,173	—	—	12.4%	58,713		—	(9.7)%

Total	196,767	1,333	0.7%	(3.0)%	277,235	1,689	0.6%	(3.5)%

Financial investments
Ch$	219,660	6,880	3.1%	(1.2)%	535,413	31,750	5.9%	3.1%
UF	276,560	14,000	5.1%	0.6%	409,993	2,112	0.5%	(2.1)%
Foreign currency	—	—	—	—	665,262	44,852	6.7%	(2.0)%

Total	496,220	20,881	4.2%	(0.2)%	1,610,668	78,715	4.9%	(0.3)%

Total loans
Ch$	2,124,186	200,490	9.4%	4.8%	5,138,512	703,514	13.7%	10.7%
UF	3,090,867	239,666	7.8%	3.2%	6,527,551	222,864	3.4%	0.7%
Foreign currency	1,195,539	43,906	3.7%	16.5%	6,135,822	464,499	7.6%	(1.2)%

Total	6,410,592	484,062	7.6%	6.2%	17,801,885	1,390,877	7.8%	2.9%

Interbank loans
Ch$	48,329	1,048	2.2%	(2.1)%	166,307	6,485	3.9%	1.2%
UF	—	—	—	—	—	—	—	—
Foreign currency	51,156	412	0.8%	13.3%	196,185	1,696	0.9%	(7.4)%

Total	99,485	1,459	1.5%	5.8%	362,492	8,180	2.3%	(3.5)%

Investment under resale agreements
Ch$	16,039	916	5.7%	1.3%	34,876	1,696	4.9%	2.1%
UF	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	102,096	23,854	23.4%	38.6%

Total	16,039	916	5.7%	1.3%	136,972	25,550	18.7%	29.3%

Other interest earning assets
Ch$	—	—	—	—	122	—	—	(8.2)%
UF	—	—	—	—	—	—	—	—
Foreign currency	218,567	(6,669)	(3.1)%	8.9%	993,168	4,192	0.4%	12.8%

Total	218,567	(6,669)	(3.1)%	8.9%	993,289	4,192	0.4%	12.8%

Total interest earning assets
Ch$	2,597,808	210,667	8.1%	3.6%	6,093,752	745,134	12.2%	9.3%
UF	3,367,427	253,666	7.5%	3.0%	6,937,544	224,977	3.2%	0.5%
Foreign currency	1,472,435	37,649	2.6%	15.2%	8,151,245	539,093	6.6%	(2.1)%

Total	7,437,670	501,962	6.7%	5.6%	21,182,541	1,509,203	7.1%	2.0%

	Year ended December 31,
	2015				2016
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in millions of Ch$)
NON-INTEREST EARNING ASSETS
Cash
Ch$	81,203				341,023
UF	—				—
Foreign currency	54,714				192,603

Total	135,917				533,626

Allowance for loan losses
Ch$	108,865				234,582
UF	—				—
Foreign currency	—				222,365

Total	108,865				456,948

Property, plant and equipment
Ch$	33,879				64,522
UF	—				—
Foreign currency	—				36,006

Total	33,879				100,528

Derivatives
Ch$	141,979				773,393
UF	61,628				47,967
Foreign currency	63,374				192,707

Total	266,981				1,014,067

Other assets
Ch$	265,169				1,565,969
UF	7,303				15,665
Foreign currency	73,017				790,266

Total	345,489				2,371,900
Total non-interest earning assets
Ch$	413,365				2,510,325
UF	68,931				63,632
Foreign currency	191,105				989,216

Total	673,401				3,563,173

Total assets(1)
Ch$	3,011,173	210,667			8,604,077	745,134
UF	3,436,358	253,666			7,001,176	224,977
Foreign currency	1,663,540	37,649			9,140,462	539,093

Total	8,111,071	501,982			24,745,715	1,509,203

(1)	Represents total of interest paying and non-interest earning assets.

	Year ended December 31,
	2015				2016
	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate
	(in millions of Ch$ except for percentages)
LIABILITIES AND EQUITY
INTEREST BEARING LIABILITIES
Time Deposits
Ch$	2,287,277	80,363	3.5%	(0.8)%	5,244,385	238,587	4.5%	1.8%
UF	1,100,267	75,553	6.9%	2.4%	1,480,525	55,293	3.7%	1.0%
Foreign currency	488,362	4,985	1.0%	13.5%	3,159,182	165,501	5.2%	20.2%

Total	3,875,906	160,901	4.2%	1.9%	9,884,092	459,381	4.6%	7.6%

Central Bank borrowings
Ch$	—	—	—	—	—	—	—	—
UF	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—

Total	—	—	—	—	—	—	—	—

Repurchase agreements
Ch$	57,267	1,772	3.1%	(1.3)%	105,389	4,528	4.3%	1.6%
UF	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	294,863	43,558	14.8%	42.8%

Total	57,267	1,772	3.1%	(1.3)%	400,252	48,086	12.0%	31.9%

Mortgage finance bonds
Ch$	—	—	—	—	210	2,839	1,351.9%	1,313.7%
UF	28,123	2,187	7.8%	3.2%	71,532	1,402	2.0%	(0.7)%
Foreign currency	—	—	—	—	—	—	—	—

Total	28,123	2,187	7.8%	3.2%	71,742	4,241	5.9%	3.1%

Bonds
Ch$	31,744	1,597	5.0%	0.6%	140,587	82,121	58.4%	54.2%
UF	1,213,873	91,958	7.6%	3.0%	2,954,380	97,588	3.3%	0.6%
Foreign currency	—	—	—	—	1,111,030	51,344	4.6%	(3.9)%

Total	1,245,617	93,555	7.5%	3.6%	4,205,997	231,053	5.5%	1.2%
Other interest bearing liabilities
Ch$	586,735	9,572	1.6%	(2.7)%	1,236,698	24,576	2.0%	(0.7)%
UF	6,622	4,303	65.0%	58.0%	11,946	2,122	17.8%	14.7%
Foreign currency	662,759	6,402	1.0%	13.5%	2,780,526	100,569	3.6%	(4.9)%

Total	1,256,116	20,277	1.6%	6.2%	4,029,170	127,267	3.2%	(3.5)%

Total interest bearing liabilities
Ch$	2,963,023	93,304	3.1%	(1.2)%	6,727,269	352,651	5.2%	2.5%
UF	2,348,885	174,001	7.4%	2.9%	4,518,383	156,405	3.5%	0.7%
Foreign currency	1,151,121	11,387	1.0%	13.5%	7,345,601	360,972	4.9%	(3.7)%

Total	6,463,029	278,692	4.3%	2.9%	18,591,253	870,028	4.7%	(0.4)%

	Year ended December 31,
	2015				2016
	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate
	(in millions of Ch$)
NON-INTEREST EARNING LIABILITIES
Non-interest-bearing demand deposits
Ch$	251,259				445,473
UF	—				6,754
Foreign currency	35,784				1,446,241

Total	287,043				1,898,468

Derivatives
Ch$	174,282				641,346
UF	78,605				73,255
Foreign currency	54,967				131,319

Total	307,854				845,920

Other non-interest-bearing
Ch$	280,856				422,558
UF	—				66
Foreign currency	10,360				180,758

Total	291,216				603,382

Equity
Ch$	761,929				2,758,990
UF	—				47,688
Foreign currency	—				13

Total	761,929				2,806,690
Total non-interest-bearing liabilities and shareholders’ equity
Ch$	1,468,326				4,268,367
UF	78,605				127,763
Foreign currency	101,111				1,758,331

Total	1,648,042				6,154,461
Total liabilities and equity (1)
Ch$	4,431,349	92,827			10,995,636	352,651
UF	2,427,490	174,478			4,646,147	156,405
Foreign currency	1,252,232	11,387			9,103,931	360,972

Total	8,111,071	278,692			24,745,714	870,028

(1)	Represents total of interest bearing and non-interest bearing liabilities and shareholders’ equity.

Interest-earning Assets—Net Interest Margin

The following tables analyze, by currency of denomination, our levels of average interest-earning assets and net interest, and illustrate the comparative margins obtained, for each of the periods indicated:

	Year ended December 31,
	2015	2016
	(in millions of constant Ch$ as of December 31, 2015, except for percentages)
Total average interest earning assets
Ch$	2,597,808	6,093,752
UF	3,367,427	6,937,544
Foreign currency	1,472,435	8,151,245

Total	7,437,670	21,182,541

Net interest earned (1)
Ch$	117,840	393,041
UF	79,188	68,014
Foreign currency	26,261	178,120

Total	223,289	639,175

Net interest margin, nominal basis (2)
Ch$	4.5%	6.4%
UF	2.4%	1.0%
Foreign currency	1.8%	2.2%

Total	3.0%	3.0%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income and Interest Expense—Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our net interest income between changes in the average volume of interest-earning assets and interest bearing liabilities and changes in their respective nominal interest rates from 2015 to 2016. Volume and rate variances have been calculated based on movements in average balances over the year and changes in nominal interest rates, average interest-earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Increase (Decrease) from 2015 to 2016 due to changes in
	Volume	Rate	Net Change from 2015 to 2016
	(in millions of Ch$)
ASSETS
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	171	185	356
UF	—	—	—
Foreign currency	—	—	—

Total	171	185	356

Financial Investments
Ch$	15,046	9,824	24,870
UF	6,711	(18,599)	(11,888)
Foreign currency	—	44,852	44,852

Total	21,757	36,077	57,834

Total Loans
Ch$	284,505	218,519	523,024
UF	235,183	(251,985)	(16,802)
Foreign currency	182,143	238,450	420,593

Total	701,832	204,983	906,815

Interbank Loans
Ch$	2,602	2,835	5,437
UF	—	—	—
Foreign currency	1,098	186	1,284

Total	3,701	3,020	6,721

Investment under resale agreements
Ch$	1,054	(274)	780
UF	—	—	—
Foreign currency	—	23,854	23,854

Total	1,054	23,580	24,634

Other interest earning assets
Ch$	—	—	—
UF	—	—	—
Foreign currency	(24,265)	35,126	10,861

Total	(24,265)	35,126	10,861

Total interest earning assets
Ch$	303,379	231,088	534,467
UF	241,894	(270,584)	(28,690)
Foreign currency	158,977	342,467	501,444

Total	704,250	302,971	1,007,221

	Increase (Decrease) from 2015 to 2016 due to changes in
	Volume	Rate	Net change from 2015 to 2016
	(in millions of Ch$)
LIABILITIES AND SHAREHOLDERS’ EQUITY
INTEREST BEARING LIABILITIES
Time deposits
Ch$	105,013	53,211	158,224
UF	25,147	(45,407)	(20,260)
Foreign currency	26,896	133,620	160,516

Total	157,056	141,424	298,480

Central Bank borrowings
Ch$	—	—	—
UF	—	—	—
Foreign currency	—	—	—

Total	—	—	—

Repurchase agreements
Ch$	1,135	1,621	2,756
UF	—	—	—
Foreign currency	—	43,558	43,558

Total	1,135	45,179	46,314

Mortgage finance bonds
Ch$	—	2,839	2,839
UF	3,484	(4,269)	(785)
Foreign currency	—	—	—

Total	3,484	(1,430)	2,054

Bonds
Ch$	5,443	75,081	80,524
UF	142,118	(136,488)	5,630
Foreign currency	—	51,344	51,344

Total	147,561	(10,063)	137,498

Other interest bearing liabilities
Ch$	10,168	4,836	15,004
UF	3,466	(5,647)	(2,181)
Foreign currency	21,335	72,832	94,167

Total	34,968	72,022	106,990

Total interest bearing liabilities
Ch$	121,758	137,589	259,347
UF	174,215	(191,811)	(17,596)
Foreign currency	48,232	301,353	349,585

Total	344,204	247,132	591,336

Return on Equity and Assets

The following tables set forth our return on average shareholders’ equity and average total assets and related information for each of the periods indicated.

	Years ended December 31,
	2015	2016
	(in millions of Ch$, except for percentages)
Net income	105,766	13,969
Net income attributable to the equity holders of the Bank	105,757	14,407
Average total assets	8,111,071	24,745,715
Average equity	761,929	2,806,690
Net income as a percentage of:
Average total assets	1.30%	0.06%
Average equity	13.88%	0.50%
Average equity as a percentage of:
Average total assets	9.39%	11.34%
Proposed annual cash dividend (*)	52,168	618
Dividend payout ratio, based on net income attributable to shareholders under local GAAP	50.00%	30.00%

(*)	Dividend proposed by the board of directors for shareholders’ approval in Annual General Shareholders’ Meeting.

Investment Portfolio

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held to maturity.

Financial investments as of December 31, 2015 and 2016 are as follows:

	As of December 31,
	2015	2016
	(in millions of Ch$)
Held-for-trading:

Chilean Central Bank and Government securities:
Chilean Central Bank bonds	1,583	8,349
Chilean Central Bank notes	—	—
Other Chilean Central Bank and Government securities	4,828	17,855

Other national institution securities:
Bonds	—	786
Notes	—	—
Other securities	—	12,608

Foreign institution securities:
Bonds	—	547,499
Notes	—	—
Other securities	—	11,727

Mutual funds investments
Funds managed by related organizations	11,354	33,733
Funds managed by third parties	—	—

Total	17,765	632,557

	As of December 31,
	2015	2016
Available-for-sale	(in millions of Ch$)

Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	218,757	901,239
Chilean Central Bank Notes	32,112	272,734
Other Government securities	—	—

Other financial instruments
Promissory notes related to deposits in local banks	31,193	397,898
Chilean mortgage finance bonds	—	76
Chilean financial institutions bonds	230,448	2,607
Other local investments	—	32,230

Financial instruments issued abroad
Foreign government and central banks instruments	—	284,444
Other foreign investments	—	162,882
Impairment provision	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—
Other investments	2,475	19,967
Impairment provision	—	—

Total	514,985	2,074,077

As of December 31,
	2015	2016
Held to maturity	(in millions of Ch$)

Central Bank and Government securities
Chilean Central Bank securities	—	—
Chilean treasury bonds	—	—
Other Government securities	—	—

Other financial securities
Promissory notes related to deposits in local banks	—	—
Chilean mortgage finance bonds	—	—
Chilean financial institution bonds	—	—
Other local investments	—	—

Financial instruments issued abroad
Foreign government and central banks instruments	—	226,433
Other foreign investments	—	—
Impairment provision	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—
Other investments	—	—
Impairment provision	—	—

Total	—	226,433

We do not hold securities of any issuer other than the Central Bank of Chile and the Colombian Ministry of Finance, in which the aggregate book value of the investment in such securities exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2016:

Held—for—trading	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Central Bank and Government securities:
Chilean Central Bank securities	1,066	1.6	482	5.4	4,846	4.2	1,955	4.5	8,349
Chilean Central Bank notes	—	—	—	—	—	—	—	—	—
Others Government securities	38	1.0	17,475	4.8	342	3.8	—	—	17,855

Other national institution securities:
Bonds	—	—	—	—	—	—	786	4.3	786
Notes	—	—	—	—	—	—	—	—	—
Other securities	—	—	12,608	0.3	—	—	—	—	12,608

Foreign institution securities:
Bonds	255,311	7.5	230,597	6.5	49,216	6.1	12,375	6.4	547,499
Notes	—	—	—	—	—	—	—	—	—
Other securities	2,992	7.4	3,683	4.7	—	—	5,052	—	11,727

Mutual fund investments:
Funds managed by related organizations	33,733	9.6	—	—	—	—	—	—	33,733
Funds managed by third parties	—	—	—	—	—	—	—	—	—

Total Held—for—trading	293,140	7.7	264,845	6.0	54,404	5.9	20,168	4.5	632,557

Available—for—sale	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Chilean Central Bank and Government securities:
Chilean Central Bank securities	—	—	901,239	3.2	—	—	—	—	901,239
Chilean treasury bonds	—	—	216,488	2.8	53,038	2.4	3,208	2.4	272,734
Others Government securities	—	—	—	—	—	—	—	—	—

Other financial instruments:
Promissory notes related to deposits in local banks	—	—	397,898	0.4	—	—	—	—	397,898
Chilean mortgage finance bonds	—	—	55	3.3	21	3.2	—	—	76
Chilean financial institution bonds	—	—	2,607	1.9	—	—	—	—	2,607
Other local investments	—	—	32,230	4.2	—	—	—	—	32,230

Financial instruments issued abroad:
Foreign Government and central bank instruments	47,847	6.3	154,455	5.5	82,142	5.0	—	—	284,444
Other foreign investments	92,574	6.9	64,096	12.8	6,212	11.3	—	—	162,882
Impairment provision	—	—	—	—	—	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other foreign investments	19,967	—	—	—	—	—	—	—	19,967
Impairment provision	—	—	—	—	—	—	—	—	—

Total	160,388	5.8	1,769,068	3.1	141,413	4.3	3,208	2.4	2,074,077

Held to maturity	Within one year	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
(in millions of Ch$, except for percentages)
Chilean Central Bank and Government securities:
Chilean Central Bank securities	—	—	—	—	—	—	—	—	—
Chilean treasury bonds	—	—	—	—	—	—	—	—	—
Other Government securities	—	—	—	—	—	—	—	—	—

Other financial instruments:
Promissory notes related to deposits in local banks	—	—	—	—	—	—	—	—	—
Chilean mortgage finance bonds	—	—	—	—	—	—	—	—	—
Chilean financial institution bonds	—	—	—	—	—	—	—	—	—
Other local investments	—	—	—	—	—	—	—	—	—

Financial instruments issued abroad:
Foreign government and central bank instruments	209,408	5.4	16,791	7.7	234	4.1	—	—	226,433
Other foreign investments	—	—	—	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—	—	—	—

Total	209,408	5.4	16,791	7.7	234	4.1	—	—	226,433

Loan Portfolio

The following table presents our loans by type of loan. Except where otherwise specified, all loan amounts stated below are before deduction for the allowance for loan losses. Total loans reflect our loan portfolio, including past due principal amounts.

	As of December 31,
	2015	2016
	(in millions of constant Ch$ as of December 31, 2016)
Commercial loans:
Commercial loans	3,604,521	11,956,364
Foreign trade loans	429,320	754,144
Current account debtors	39,114	133,701
Factoring operations	57,232	76,141
Student loans	177,023	610,315
Leasing transactions	248,755	1,073,506
Other loans and receivables	10,501	30,300

Subtotals	4,566,466	14,634,471

Mortgage loans:
Letters of credit loans	16,526	57,708
Endorsable mutual mortgage loans	8,753	152,320
Other mutual mortgage loans	1,508,569	3,360,950
Leasing transactions	—	288,329
Other loans and receivables	—	29,210

Subtotals	1,533,848	3,888,517

Consumer loans:
Consumer loans	389,356	1,786,004
Current account debtors	113,667	182,832
Credit card debtors	197,425	414,903
Consumer leasing transactions	309	17,091
Other loans and receivables	—	80,134

Subtotals	700,757	2,480,964

Loans	6,801,071	21,003,952

Loans and receivables from Banks	99,468	150,780

Total	6,900,539	21,154,732

The loan categories are as follows:

Commercial Loans

Commercial loans: Commercial loans are long- and short-term loans granted to corporations and individuals, including checking overdraft lines for companies, in Chilean pesos, inflation-linked UF, US$ or Colombian pesos on an adjustable or fixed rate basis, primarily to finance working capital or investments. Commercial loans represent the largest portion of our loan portfolio. Interest accrues daily on a 30-day or 360-day basis. Loan payments are scheduled monthly, biannually or yearly, depending on the terms of the loan.

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

Housing Leasing transactions: This sub-category includes outstanding balances owed by tenants in financial leases transactions

Other loans and receivables: This sub-category includes loans that are ancillary or that complement mutual mortgage loans.

The balances of the renegotiated mortgage loans as of December 31, 2015 and 2016 were as follows:

	As of December 31,
	2015	2016
	(in millions of Ch$)
Opening balance(1)	1,307	1,360
Integration Itaú Corpbanca	—	13,315
Renegotiated(2)	385	4,584
Recovery(3)	—	(2,279)
Write-offs(4)	(332)	(1,320)

Final balance	1,360	15,660

(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.

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

The balances of the renegotiated consumer loans as of December 31, 2015 and 2016 were as follows:

	As of December 31,
	2015	2016
	(in millions of Ch$)
Opening balance(1)	26,658	25,996
Integration Itaú Corpbanca	—	93,542
Renegotiated(2)	15,471	78,496
Recovery(3)	(8,622)	(44,485)
Write-offs(4)	(7,511)	(24,827)

Final balance	25,996	128,722

(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.

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

Normalization Portfolio

The normalization portfolio table set forth below represents the commercial loan portfolio managed by the normalization portfolio management team. This portfolio includes renegotiated commercial loans, commercial loans paid regularly but with certain delay, and commercial loans undergoing legal collection process:

	As of December 31,
	2015	2016
	(in millions of Ch$)
Opening balance(1)	63,996	75,600
Integration Itaú Corpbanca	—	189,709
Additions to normalization portfolio(2)	23,505	69,454
Recovery(3)	(5,508)	(44,455)
Write-offs(4)	(6,393)	(53,111)

Final balance(5)	75,600	237,197

(1)	Corresponds to the opening balance of the normalization portfolio.
(2)	Corresponds to the additions to the normalization loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from normalization loans during each respective period.
(4)	Corresponds to write-offs of normalization loans during each respective period.
(5)	Corresponds to the ending balance of the normalization portfolio.

We have a group that handles loans referred to as our normalization portfolio. The activities of such group include:

•	Analyzing the status of borrowers to assess the chances of recovery;

•	Establishing strategies and action plans to arrive at negotiated payment schedules;

•	Making the decision, based on the compliance with negotiated payment schedules, whether to transfer debtors to court collection;

•	Supervising and monitoring the progress of legal collection; and

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

A loan from a customer classified as Large Companies, Corporate and Real Estate and Corporate Banking business units, which meet one of the following conditions, will be transferred to the normalization portfolio:

•	Customers with a risk grade of B4 or worse.

•	Customers in default (for 89 days or more). After a 90-day period, the customer will be transferred to the normalization portfolio if such customer is unable to remedy the default.

•	Customers that experience a sudden and severe deterioration in their financial position, and/or customers that have entered into any payment arrangements with other creditors, and/or customer that need a higher commitment, regardless of their credit risk grade.

•	Any customer that could possibly result in a loss to the bank, even if they are not in default.

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

Commercial loans. Our risk index as of December 31, 2015 and 2016 was 1.4% and 2.9%, respectively. The quality of our commercial loans depends on Chilean GDP growth, interest rates, changes in regulations, the general level of indebtedness and other economic conditions. Commercial loans include foreign trade loans, leasing contracts and factored receivables.

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

Such division helps define credit processes for the companies’ business unit, including approval, monitoring and collections practices, using a regulatory and preventive outlook on credit risk. It also actively participates in loan approval and monitoring processes, which has helped us spread a risk-focused culture throughout the bank, reinforced by ongoing training for sales and risk executives. The division also directly manages higher risk loans in order to maximize recovery using a specialized approach.

Finally, the division’s assets quality ratios developed less favorably in comparison to 2015. Nevertheless, our asset quality ratios, including the risk index, the non-performing loans and the past-due loans, continued to outperform the financial system.

Mortgage loans. The risk index of our residential mortgage loans as of December 31, 2015 and 2016 was 0.4% and 0.6%, respectively.

Itaú Corpbanca’s model for mortgage loans collectively evaluated for impairment recognizes loan losses only when they are incurred, in accordance with the guidance in IAS 39.BC109, and consistent with paragraph BC108 and BC110 of the same (as indicated in paragraph IAS 39.108 “a deterioration in the credit quality of an asset or a group of assets after their initial recognition”) and does not recognize impairment on the basis of expected future transactions or events. Thus, for a loss to be incurred, an event that provides objective evidence of impairment must have occurred and be supported by current observable data.

Consumer loans. The risk index of our consumer loans as of December 31, 2015 and 2016 was 3.9% and 4.7%, respectively.

The division also created a risk committee, or the Risk Committee, comprised of directors and senior executives that continuously monitor division activities based on the objectives of the bank and the business unit.

We consider Itaú Corpbanca’s Risk Index to be an important indicator of the quality of Itaú Corpbanca’s loan portfolio.

Our Risk Index as of December 31, 2015 and 2016 (calculated using general ledger balances) was:

RISK INDEX
	as of December 31,		% Change from 2016/2015
	2015	2016
	(in millions of constant Ch$ as of December 31, 2016 except for percentages)
Total loans (calculated pursuant to IFRS)	6,801,071	21,003,952	208.8%
Commercial loans	4,566,466	14,634,471	220.5%
Mortgage loans	1,533,848	3,888,517	153.5%
Consumer loans	700,757	2,480,964	254.0%

Allowances for loan losses (calculated pursuant to IFRS)	95,579	559,304	485.2%
Commercial loans	61,995	418,928	575.7%
Mortgage loans	6,251	23,472	275.5%
Consumer loans	27,333	116,904	327.7%

Allowances for loan losses as a percentage of total loans	1.4%	2.7%	89.5%
Commercial loans	1.4%	2.9%	110.9%
Mortgage loans	0.4%	0.6%	48.1%
Consumer loans	3.9%	4.7%	20.8%

During 2016, our loan portfolio and, therefore, our allowances for loan losses were negatively impacted by (i) the slowdown in the Chilean and Colombian economies, and (ii) the review of risk policies to align our credit criteria with Itaú Unibanco’s risk internal policies, which derived from rating downgrades for our corporate clients, impacting our commercial risk index and our total risk index (ratio of allowance for loans losses over total loans).

While our loan portfolio grew by 208.8% due to the Merger, the composition of our loan portfolio as of December 31, 2016 reflected a greater increase in commercial loans. Our portfolio of commercial loans increased from Ch$4,566,466 million to Ch$14,634,471 million and our mortgage loan portfolio, which is the business unit with the lowest level of risk, increased from Ch$1,533,888 million in 2015 to Ch$3,888,517 million in 2016. These are increases of 220.5% and 153.5%, respectively, as compared to our portfolio of consumer loans, the business unit with the highest level of risk, which increased from Ch$700,757 million in 2015 to Ch$2,480,964 million in 2016, an increase of 254%. As of December 31, 2016, commercial loans, mortgage loans and consumer loans represented 69.7%, 18.5% and 11.8% of our total loan portfolio.

Consumer loans represent the single highest level of risk in our loan portfolio. As of December 31, 2016, the risk index of this business unit was 4.7%, while our commercial loans had a risk index of 2.9%. Our mortgage loans had the lowest risk index of 0.6%.

Our consumer loan portfolio may experience loan losses due to the absence of collateral in respect of unsecured loans, insufficient collateral in collateralized loans, and risks relating to the circumstances of individual borrowers, including unemployment or incapacitation of our consumer borrowers.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis of our loans by type and time remaining to maturity as of December 31, 2016:

	Due in 1 year	Due after 1 year through 5 years	Due after 5 years	Balance as of December 31, 2016
	(in millions of constant Ch$ as of December 31, 2016)
Commercial loans	4,801,846	2,979,172	4,175,345	11,956,364
Foreign trade loans	740,860	10,469	2,815	754,144
Current account debtors	132,827	874	—	133,701
Factoring operations	71,848	4,293	—	76,141
Student loans	305	7,932	602,079	610,315
Leasing transactions	80,031	394,501	598,974	1,073,506
Other loans and receivables	22,403	4,581	3,316	30,300

Subtotals	5,850,120	3,401,822	5,382,529	14,634,471

Letters of credit loans	25,188	5,694	26,826	57,708
Endorsable mutual mortgage loans	1,589	5,172	145,559	152,320
Other mutual mortgage loans	99,949	44,472	3,216,529	3,360,950
Leasing transactions	29,937	7,970	250,422	288,329
Other loans and receivables	639	360	28,211	29,210

Subtotals	157,303	63,668	3,667,547	3,888,517

Consumer loans	46,693	1,308,863	430,449	1,786,004
Current account debtors	114,657	68,176	—	182,832
Credit card debtors	210,935	203,968	—	414,903
Consumer leasing transactions	570	16,320	202	17,091
Other loans and receivables	50,821	23,087	6,226	80,134

Subtotals	423,675	1,620,414	436,877	2,480,964

Subtotal loans	6,431,098	5,085,904	9,486,953	21,003,952
Loans and receivables to banks				150,780
Total loans				21,154,732

The following table presents the interest rate analysis of our outstanding loans due after one year as of December 31, 2016.

As of December 31, 2016
Variable interest rate
Ch$	1,008,679
UF	1,038,735

Ch$ indexed to US$	397
Foreign currency	3,105,039
Subtotal	5,152,850

Fixed interest rate
Ch$	1,910,858
UF	5,286,082
Ch$ indexed to US$	6,843
Foreign currency	2,216,224
Subtotal	9,420,007

Total	14,572,857

The following table sets forth an analysis of our foreign loans by type and time remaining to maturity as of December 31, 2016:

2016	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 year	Total
	(in millions of constant Ch$ as of December 31, 2016)
Commercial loans	4,169	73,387	100,461	178,019
Foreign loans (*)	1,419,966	1,940,061	2,106,007	5,466,034

Total	1,424,135	2,013,448	2,206,468	5,644,052

(*)	Includes commercial, mortgage and consumer loans.

Loans by Economic Activity

The following table sets forth as of the dates indicated, an analysis of our loan portfolio before provisions based on the borrower’s principal business activity:

20-F 2016
Loans by Economic Activity	Domestic Loans as of December 31,		Foreign Loans as of December 31,		Total Loans as of December 31,		Distribution percentage as of December 31,
	2015	2016	2015	2016	2015	2016	2015	2016

Manufacturing	444,647	1,065,647	—	155,749	444,647	1,221,396	6.54%	5.81%
Mining and Petroleum	203,501	428,384	—	275,056	203,501	703,440	2.99%	3.35%
Electricity, Gas and Water	293,538	720,818	29,761	414,511	323,299	1,135,329	4.75%	5.41%
Agriculture and Livestock	74,460	262,449	44,379	165,296	118,839	427,745	1.75%	2.04%
Forestry and wood extraction	25,146	28,853	—	6,494	25,146	35,347	0.37%	0.17%
Fishing	30,433	58,770	—	—	30,433	58,770	0.45%	0.28%
Transport and storage	253,955	442,468	56,575	251,885	310,530	694,353	4.57%	3.31%
Communications	13,954	31,712	—	48,448	13,954	80,160	0.21%	0.38%
Construction	294,772	1,359,125	1,550	265,669	296,322	1,624,794	4.36%	7.74%
Commerce	473,926	912,877	6,719	801,712	480,645	1,714,589	7.07%	8.16%
Services	1,458,307	2,869,113	63,870	1,418,260	1,522,177	4,287,373	22.38%	20.41%
Others	796,973	2,465,332	—	185,843	796,973	2,651,175	11.72%	12.62%

Subtotal Commercial Loans	4,363,612	10,645,548	202,854	3,988,923	4,566,466	14,634,471	67.14%	69.68%

Mortgage Loans (1)	1,533,848	3,360,930	—	527,587	1,533,848	3,888,517	22.56%	18.51%
Consumer Loans (1)	700,757	1,353,422	—	1,127,542	700,757	2,480,964	10.30%	11.81%

Total	6,598,217	15,359,900	202,854	5,644,052	6,801,071	21,003,952	100%	100%

(1)	Figures prepared according to IFRS. We have classified our loan portfolio taking into account the debtor that receives the loan.

Foreign Country Outstanding Loans

Our cross-border outstanding loans are principally trade-related. The table below lists our total amounts outstanding to borrowers in foreign countries as of December 31, 2015 and 2016. This table does not include foreign trade-related loans to Chilean borrowers.

	As of December 31
	2015	2016
	(in millions of constant Ch$)
Argentina	—	107
Bahamas	3,568	—
Brazil	9,508	7,128
British Virgin Islands	—	6,725
Colombia	112,637	5,199,713
Costa Rica	—	1,683
Luxembourg	—	1,677
Mexico	9,334	47,923
Netherlands	—	47,701
Panama	13,237	16,509
Peru	10,191	198,428
Switzerland	44,379	40,179
United States	—	76,278

Total	202,854	5,644,052

We also maintain deposits abroad (primarily demand deposits) in foreign banks, as needed to conduct our foreign trade transactions. The table below lists the amounts of foreign deposits by country as of December 31, 2015 and 2016.

	As of December 31
	2015	2016
	(in millions of constant Ch$)
Australia	6	173
Belgium	—	2,045
Canada	2	166
China	—	5
Colombia	—	278,098
Denmark	—	362
Germany	2,284	11,971
Italy	—	18
Japan	—	887
Mexico	—	44
New Zealand	5	—
Norway	—	39
Panama	—	270
Spain	—	4,620
Sweden	—	269
Switzerland	38	163
United Kingdom	—	2,012
United States	156,755	701,819
Venezuela	—	7

Total	159,090	1,002,968

Companies Credit Risk Division

The objective of the Credit Risk Management and Control structure is to optimize the risk to return ratio and keep the credit portfolio quality aligned with the risk appetite levels defined by the bank.

To accomplish this goal, the Corporate Risk Management combines, among others, a well-defined corporate credit process in terms of approval, monitoring and collection procedures, a strong supervision of all stages of the credit cycle, monitoring the quality and performance of our loan portfolio and taking promptly measures over potentially non-performing loans, while ensuring strong compliance of the legal, regulatory and normative framework.

The Credit Risk Management and Control structure is segregated in Wholesale Credit Risk, Retail Credit Risk and Credit Risk Control.

Wholesale Credit Risk is accountable for the credit risk process of the wholesale banking business units comprised of Corporate, Real Estate Companies and Large Enterprises.

Retail Credit Risk is responsible for the whole credit cycle covering from the credit assessment to recovery management of the retail business units comprised of SME’s, Personal Bank, Itaú Branches and Banco Condell.

The Credit Risk Control Unit is in charge of generating mechanisms to support and strengthen the risk assessment process and to monitor the performance of the loan portfolio by combining risks identification, analysis, measurement, control and timely reporting risk exposures that faces the bank.

Credit Review Process

Credit risk and exposure presented by our current or potential borrowers is evaluated in accordance with policies and standards which have been approved by our board of directors.

Credit analysis of our entire wholesale and retail borrowers is periodically performed. Credit Exposures of clients in Wholesale are reviewed at least once a year, and credit limits can be reduced if potential weaknesses in loan repayment capability are detected.

A potential wholesale borrower’s evaluation focuses primarily on the credit history and reputation of its owners and management, its market position and the demand for its products or services, its production processes and facilities, its current and projected cash flows, its solvency, and when it applies, the guarantees offered in connection with the loan.

In the case of individual retail borrowers, we use centralized evaluation and decision-making processes as well as case by case assessment when the applicant does not fit the standard model. The credit approval process is based primarily on an evaluation of the borrower’s credit behavior in the financial system, taking into account current debt, credit history, ability to pay, individual’s income, expenses, personal assets and previous experience (if any) in the bank.

Wholesale Credit Risk

The credit evaluation process is carried out on a case by case assessment of credit proposals. Our internal approval governance structure ensures that credit decisions fall within acceptable risk parameters, identifying potential risks while keeping a healthy expansion of our loan portfolio aligned with our business and strategic purposes.

Prior to extending credit to a wholesale borrower, we perform a risk analysis to identify the applicant’s risk profile and assign an internal credit risk rating. The credit rating is based on information such as economic and financial condition of the counterparty, cash generating capabilities and the current and projected situation on the economic sector in which it operates.

Credit committees are structured depending on business units, credit amount and credit risk rating of the client or potential borrower, in order to perform a detailed assessment of the credit proposals. The credit decisions will be taken by the members of the credit committees. Any denial by the committee of any such requests can be delivered to be assessed by the upper instance committee.

Retail Credit Risk

Our Retail Credit Risk Management is responsible for the entire credit cycle from credit assessment to recovery of the retail business units, SMEs, Personal Bank, Itaú branches and Banco Condell.

The credit risk management process for individual customers is composed of the following:

Credit Initiation.

Our credit initiation process consists of:

•	Credit Initiation Tools. An internal credit score based on credit bureau and internal information, cut-off threshold defined for each product line, questionnaires and check lists to support our credit analysis and credit policies.

•	Accountability and Responsibility (tied to incentive plans). Branch managers know their customers and they are responsible for credit decisions but they must first seek approval with a credit risk officer.

•	Analytical Driven Sales Process. We know the customers that we want and we seek them out. On a monthly basis, pre-approved credit loans, credit cards and revolving credit lines are offered to clients and prospective customers, whose risk profile is within the cut-off threshold and the parameters established under our credit policy. Additionally, we use traditional credit review processes, where credit proposals are evaluated by a credit expert.

•	Control Environment. To assess the loan authorization ability (approving credit worthy customers and declining non-credit worthy customers), early delinquency rates and the sales scoring mix are periodically reviewed.

Maintenance.

We strive to have high market share in the most profitable business units (low-medium risk and medium-high usage) and low market share in the lowest profitable business units (high risk or low usage). The maintenance process is composed of:

•	Renewals/Non-Renewals (Revolving Products). Renewals and non-renewals are based on customer payment behavior and profitability.

•	Campaigns. Top-up and cross-selling offers are implemented. On a monthly basis, the Risk Division selects our best customers to offer refinancing options on their current loans. Our goal is maximize the share of wallet in our most profitable business units.

Collection.

We strive to have in place a high quality collection process, with a consistent strategy, vendors, products and policies. The collection process is composed of:

•	Collection Strategy. Our collection strategy is currently based on geographic coverage and delinquency buckets. Delinquent customers are reported to credit bureaus.

•	Vendors. Our vendors provide physical collection coverage, benchmarks and sometimes testing (champion/challenger). Also, the continuity plan requires the use of vendors in cases of emergency and union instability, among others.

•	Policies and Products. Rewrites, remedial offers and settlements are made as needed. We must maximize capital recovery.

•	Control Environment and support. Customer surveys and strong Management Information Systems enable us to have a controlled process. Collection systems and predictive dialer are in place.

Write-off Policy, Recovery and Planning.

The write-off policy, recovery and planning process consists of:

•	Write-off Policy. Our write-off policy is triggered for an unsecured portfolio at 180 days past due and four years for mortgages.

•	Loan Loss Reserve. History of write-offs and recoveries are used to calculate each portfolio. Back Testing Analyses are periodically performed in order to ensure the right coverage, as well as model performance.

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

Loans Analyzed on an Individual Basis

For individually analyzed commercial loans under IFRS, we use a risk classification process that combines parametrical variables with expert judgment, to assign risk categories to each individually analyzed client. This process considers financial risk factors such as industry or customer’s economic sector, customer’s financial situation, its payment capacity and payment history.

As a result of this classification process, we differentiate the normal loans from the impaired ones, identifying three mayor categories:

1.	Customers classified in risk categories A1, A2, A3, A4, A5, or A6 are current or have less than 30 days overdue on their payment obligations and show no significant sign of deterioration in their credit quality. Customers classified in risk categories B1, B2, B3 or B4 are overdue between 30 and 89 days on their payment obligations, thus showing a certain level of indication of deterioration in credit quality.

2.	Customers classified as C1, C2, C3, C4, C5, or C6, include clients whose loans with us have been in default (over 90) or are being managed by a specialized collection area.

For loans classified as A1, A2, A3, A4, A5, A6, B1, B2, B3 and B4, we assign a specific allowance percentage on an individual basis to each customer. The amount of the allowance for loan losses is determined based on debt servicing capacity, the company’s financial history, solvency and capacity of shareholders and management and projections for the industry sector in which the customer operates. There is a determined allowance percentage by group of customers with similar characteristics (i.e., A1, A2, A3, A4, A5, A6, B1, B2, B3 and B4).

Estimated Incurred Loan Loss = Allowance for Loan Losses

The estimated incurred loss (or Allowance for Loan Losses) is determined by multiplying the risk factors as defined in the following equation:

EIL	=	EXP X PNP X SEV

EXP	=	Exposure
PNP	=	Probability of Non-Performance
SEV	=	Severity

Estimated Incurred Loss (EIL) means the amount that could be lost in the event a client does not perform the obligations under the loan agreement.

Exposure (EXP) is the value of the loan (unpaid principal balance).

Probability of Non-Performance (PNP) means the probability, expressed as a percentage, that a customer will default within the next 12 months. This percentage is associated with the rating that given to each client.

Severity (SEV) means the effective loss rate given for default to customers in the same risk category, which is determined statistically based on the historical effective losses.

Allowances for loan losses for each C risk category are based mainly on the fair value of the collateral, adjusted for the estimated expenses associated with the recovery and asset sale. The allowance percentage for each category is then based mostly on the level of collateral.

Loans Analyzed on a Group Basis

For the consumer loan and group-evaluated commercial loan portfolio the allowances for loan losses are determined by statistical models. The population (clients) is first profiled with a wide range of variables such as demographic variables, payment behavior, aging of the balance of the loan, in order to determine “probability of default” factors indicating transfer into the normalization portfolio.

Each profile in the group-evaluated loan portfolio has aggregated information basically, historical loss experience (less recoveries).

This historical loss experience, which represents the derived loan loss allowance percentage is applied by profile to the consumer and commercial loan portfolio, taking into consideration, if applicable, any additional factors, such as increase in the unemployment rate in the country, economic downswings, etc. based upon more recent experience, should they affect the level of necessary loan loss reserves.

The sufficiency of provisions is analyzed first by the number of months’ coverage of historical write-offs. If the coverage appears inadequate (either high or low, or significantly fluctuating in comparison with previous months), vintage model calculations are performed to determine the appropriate allowance percentages to apply. The loss models are based on the age of the accounts as formulated by a curve which generally reaches, at an identified point in time, a stabilized loss rate.

The standard model uses only delinquency and collateral ratio to loan balance as variables to determine the provisioning rate. The implementation of this new model impacted the provision requirement due to an increased provisioning level, especially in the impaired loans and mortgage loans with loan to value ratios over 80%.

Total Loans – Models Based on Group Analysis

The following tables provide statistical data regarding the classification of our loans as of the end of each of the years indicated below, applying the classification explained in prior pages:

	As of December 31, 2015
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Commercial	682,579	7,061	1.0%
Leasing commercial	18,519	132	0.7%
Factoring commercial	4,883	119	2.4%
Student loans	177,023	3,769	2.1%
Consumer	700,448	27,332	3.9%
Leasing consumer	309	1	0.3%
Mortgage	1,533,848	6,251	0.4%
Leasing mortgage	—	—	—

	As of December 31, 2016
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Commercial	1,418,823	36,816	2.6%
Leasing commercial	111,455	3,508	3.2%
Factoring commercial	4,052	177	4.4%
Student loans	610,315	12,369	2.0%
Consumer	2,463,873	116,332	4.7%
Leasing consumer	17,091	572	3.4%
Mortgage	3,600,188	18,227	0.5%
Leasing mortgage	288,329	5,245	1.8%

Consumer Loans – Models Based on Group Analysis

	As of December 31, 2015
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Credit cards	197,425	4,834	2.4%
Lines of credit	113,341	3,428	3.0%
Other revolving	326	326	100%
Installment consumer loans	358,481	8,378	2.3%
Card loans	—	—	—
Salary discount loans	4,862	122	2.5%
Renegotiation	26,009	10,243	39.4%
Others	3	—	—

	As of December 31, 2016
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Credit cards	414,903	18,390	4.4%
Lines of credit	259,045	15,244	5.9%
Other revolving	3,889	655	16.9%
Installment consumer loans	1,060,901	31,652	3.0%
Card loans	26,252	859	3.3%
Salary discount loans	570,120	20,316	3.6%
Renegotiation	128,722	29,205	22.7%
Others	42	12	29.6%

Analysis of Our Loan Classification

The following tables provide statistical data regarding the classification of our loans as of the end of each of the five years, applying the classification explained in prior pages:

2015

	Individual Portfolio										Group Portfolio
As of December 31,	Normal Portfolio						Impaired Portfolio				Normal Portfolio	Impaired Portfolio
2016	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Total			Total	General Total
	(in millions of Ch$)
Loans and receivables from banks	35,506	60,395	3,567	—	—	—	—	—	—	99,468	—	—	—	99,468
Allowances for loan losses	13	49	8	—	—	—	—	—	—	70	—	—	—	70
As percentage of total loans	0.04%	0.08%	0.22%	—	—	—	—	—	—	0.07%	—	—	—	0.07%

Loans and receivable from customers
Commercial loans:
Commercial loans	12,155	162,931	1,259,304	1,059,879	152,478	231,136	12,627	29,873	37,617	2,958,000	598,460	48,061	646,521	3,604,521
Foreign trade loans	—	70,317	186,081	92,216	25,507	22,099	2,933	6,057	18,748	423,958	5,351	11	5,362	429,320
Current account debtors	2	2,865	3,735	5,443	1,268	1,315	528	47	948	16,151	21,977	986	22,963	39,114
Factoring operations	5,559	5,740	21,619	15,119	2,053	1,430	112	—	717	52,349	4,854	29	4,883	57,232
Student loans	—	—	—	—	—	—	—	—	—	—	167,195	9,828	177,023	177,023
Leasing transactions	—	11,614	90,037	63,768	21,626	15,527	3,322	2,167	22,175	230,236	18,088	431	18,519	248,755
Other loans and receivables	52	93	1,487	640	180	215	12	12	77	2,768	7,718	15	7,733	10,501

Subtotal Commercial loans	17,768	253,560	1,562,263	1,237,065	203,112	271,722	19,534	38,156	80,282	3,683,462	823,643	59,361	883,004	4,566,466

Allowances for loan losses	9	254	1,691	5,297	3,984	4,615	1,681	4,905	28,590	51,026	5,350	5,619	10,969	61,995
As percentage of total loans	0.05%	0.10%	0.11%	0.43%	1.96%	1.70%	8.61%	12.86%	35.61%	1.39%	0.65%	9.47%	1.24%	1.36%

Consumer loans											662,936	37,821	700,757	700,757
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	13,721	13,612	27,333	27,333
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	2.07%	35.99%	3.90%	3.90%

Mortgage loans											1,469,501	64,347	1,533,848	1,533,848
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	2,846	3,405	6,251	6,251
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	0.19%	5.29%	0.41%	0.41%

Total loans and receivable to customers	17,768	253,560	1,562,263	1,237,065	203,112	271,722	19,534	38,156	80,282	3,683,462	2,956,080	161,529	3,117,609	6,801,071
Allowances for loan losses	9	254	1,691	5,297	3,984	4,615	1,681	4,905	28,590	51,026	21,917	22,636	44,553	95,579
As percentage of total loans	0.05%	0.10%	0.11%	0.43%	1.96%	1.70%	8.61%	12.86%	35.61%	1.39%	0.74%	14.01%	1.43%	1.41%
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

2016

	Individual Portfolio										Group Portfolio
As of December 31,	Normal Portfolio						Impaired Portfolio				Normal Portfolio	Impaired Portfolio
2016	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Total			Total	General Total
	(in millions of Ch$)
Loans and receivables from banks	37,960	76,834	33,751	2,235	—	—	—	—	—	150,780	—	—	—	150,780
Allowances for loan losses	14	85	74	39	—	—	—	—	—	212	—	—	—	212
As percentage of total loans	0.04%	0.11%	0.22%	1.74%	—	—	—	—	—	0.14%	—	—	—	0.14%

Loans and receivable from customers
Commercial loans:
Commercial loans	47,699	204,313	2,647,749	3,852,211	2,438,286	509,927	288,559	124,372	533,585	10,646,701	1,195,886	113,777	1,309,663	11,956,364
Foreign trade loans	—	727	150,548	337,499	113,418	34,313	21,950	7,419	67,299	733,173	20,198	773	20,971	754,144
Current account debtors	2	407	10,443	19,249	20,847	7,218	2,140	914	3,452	64,672	65,640	3,389	69,029	133,701
Factoring operations	11,811	9,550	20,040	15,093	11,729	2,903	128	—	835	72,089	3,713	339	4,052	76,141
Student loans	—	—	—	—	—	—	—	—	—	—	583,776	26,539	610,315	610,315
Leasing transactions	4,234	6,064	107,786	307,019	325,678	62,920	54,327	6,998	87,025	962,051	104,279	7,176	111,455	1,073,506
Other loans and receivables	111	312	2,101	3,264	3,318	664	493	51	826	11,140	17,446	1,714	19,160	30,300

Subtotal Commercial loans	63,857	221,373	2,938,667	4,534,335	2,913,276	617,945	367,597	139,754	693,022	12,489,826	1,990,938	153,707	2,144,645	14,634,471

Allowances for loan losses	—	28	5,463	33,775	47,643	23,149	14,663	21,760	219,577	366,058	21,337	31,533	52,870	418,928
As percentage of total loans	—	0.01%	0.19%	0.74%	1.64%	3.75%	3.99%	15.57%	31.68%	2.93%	1.07%	20.52%	2.47%	2.86%

Consumer loans											2,387,009	93,955	2,480,964	2,480,964
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	65,934	50,970	116,904	116,904
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	2.76%	54.25%	4.71%	4.71%

Mortgage loans											3,755,370	133,147	3,888,517	3,888,517
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	12,494	10,978	23,472	23,472
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	0.50%	12.51%	0.60%	0.60%

Total loans and receivable to customers	63,857	221,373	2,938,667	4,534,335	2,913,276	617,945	367,597	139,754	693,022	12,489,826	8,133,317	380,809	8,514,126	21,003,952
Allowances for loan losses	—	28	5,463	33,775	47,643	23,149	14,663	21,760	219,577	366,058	99,765	93,481	193,246	559,304
As percentage of total loans	—	0.09%	0.11%	0.82%	1.80%	2.86%	4.6%	14.3%	33.8%	3.06%	1.23%	24.55%	2.27%	2.66%

Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Classification of Loan Portfolio Based on the Customer’s Payment Performance

The following tables set forth the amounts that are current as to payments of principal and interest and the amounts that are overdue under IFRS, as of the dates indicated:

Total Loans

	As of December 31,
	2015	2016
	(in millions of Ch$, except for percentages)
Current	6,524,210	19,763,116
Overdue 1-29 days	110,765	615,893
Overdue 30-89 days	74,999	272,243
Overdue 90-180 days	27,200	143,166
Overdue 181-240 days	7,331	52,791
Overdue 241-360 days	11,012	56,011
Overdue more than 360 days	45,554	100,732

Total loans (excludes interbank loans)	6,801,071	21,003,952

Analysis of Impaired Loans, Non-Performing Loans and Past Due Loans

The following tables analyze our impaired loans and past due loans and the allowances for loan losses existing as of the dates indicated:

	As of December 31,
	2015	2016
	(in millions of Ch$ except for percentages)
Total loans	6,801,071	21,003,952
Impaired loans(1)	241,811	1,073,831
Allowance for loan losses	95,579	559,304
Impaired loans as a percentage of total loans	3.6%	5.1%

Non-performing loans(2)	91,097	352,700
Non-performing loans as a percentage of total loans(1)	1.3%	1.7%

Past due loans(3)	51,241	112,450
Past due loans as a percentage of total loans	0.8%	0.5%

Allowance for loans losses as a percentage of:
Total loans	1.4%	2.7%
Total impaired loans	39.5%	52.1%
Total non-performing loans	104.9%	158.6%
Total amounts past due	186.5%	497.4%

(1)	Impaired loans includes those loans on which there is objective evidence that debtors will not meet some of their contractual payment obligations.
(2)	Non-performing loans include the principal and interest on any loan with one installment more than 90 days overdue.
(3)	Past due loans include all installments and lines of credit more than 90 days overdue. Does not include the aggregate principal amount of such loans.

The following table provides further information on our non-performing loans:

As of December 31, 2016	Between 90-180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Commercial Loans	58,494	44,543	45,334	73,827	222,198
Mortgages Loans	39,268	8,248	10,677	26,905	85,098
Consumer Loans	45,404	—	—	—	45,404

Total loans (excludes interbank loans)	143,166	52,791	56,011	100,732	352,700

As of December 31, 2015	Between 90-180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Loans and receivables to customers
Commercial Loans	7,238	4,651	8,137	29,496	49,522
Mortgages Loans	6,417	2,680	2,875	16,058	28,030
Consumer Loans	13,545	—	—	—	13,545

Total loans (excludes interbank loans)	27,200	7,331	11,012	45,554	91,097

Analysis of Allowances for Loan Losses

The following table analyzes our provisions for loan losses charged to income and changes in the allowances attributable to write-offs, allowances released, recoveries, allowances on loans acquired:

	As of December 31,
	2015	2016
	(in millions of Ch$ except for percentages)
Allowances for loan losses at beginning of period	98,349	95,579
Allowances on acquired loans
Charge-offs	(52,485)	(188,095)
Provisions established	199,353	674,034
Provisions released (1)	(148,136)	(404,794)
Integration Itaú Corpbanca	—	442,947
Impairment	—	—
Use provision	(1,502)	(58,746)
Exchange rate differences (2)	—	(1,621)

Allowances for loan losses at end of period	95,579	559,304

Ratio of charge-offs to average loans	0.8%	1.1%
Allowances for loan losses at end of period as a percentage of total loans	1.4%	2.7%
Allowances for loan losses at end of period	95,579	559,304

(1)	Represents the aggregate amount of provisions for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.
(2)	Reflects the effect of inflation on the allowances for loan losses.

Our policy with respect to write-offs is as disclosed in Note 1 to our financial statement included herein. The following table shows the write-offs breakdown by loan category:

	As of December 31,
	2015	2016
	(in millions of Ch$)
Consumer loans	32,132	94,294

Mortgage loans	2,964	8,157
Commercial loans	17,389	85,644

Total	52,485	188,095

The following table shows loan loss recoveries by loan category for the periods indicated:

	As of December 31,
	2015	2016
	(in millions of Ch$)
Bank debt	—	—
Consumer loans	5,818	13,088
Mortgage loans	616	1,285
Commercial loans	1,871	8,898

Total	8,305	23,271

Based on information available regarding our debtors, we believe that our allowances for loan losses are sufficient to cover known probable losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Allocation of Allowances for Loan Losses

The following tables set forth, as of December 31, 2015 and 2016, allowances for loan losses that were attributable to our commercial, consumer and mortgage loans as of each date. Under IFRS, the fair value of a loan portfolio acquired should be shown as recorded upon acquisition under IFRS 3, business combination.

	As of December 31, 2016
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)
Commercial loans	418,928	2.9%	2.0%	69.2%
Consumer loans	116,904	4.7%	0.6%	11.7%
Residential mortgage loans	23,472	0.6%	0.1%	18.4%
Loans and receivables to banks	212	0.1%	0.0%	0.7%

Total allocated allowances	559,516	2.6%	2.6%	100%

	As of December 31, 2015
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)
Commercial loans	61,995	1.4%	0.9%	66.2%
Consumer loans	27,333	3.9%	0.4%	10.2%
Residential mortgage loans	6,251	0.4%	0.1%	22.2%
Loans and receivables to banks	70	0.1%	0.0%	1.4%

Total allocated allowances	95,649	1.4%	1.4%	100%

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2015 and 2016.

	As of December 31,
	2015	2016
	(in millions of Ch$)
Current accounts	769,258	2,591,618
Other demand liabilities	212,091	1,861,573
Saving accounts	—	32,425
Time deposits	3,952,573	11,549,010
Term savings accounts	—	275

Total	4,933,922	16,034,901

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2016, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the CPI.

	As of December 31, 2016
	Ch$	UF	Foreign Currency	Total
	(In %)
Demand deposits	23.71	0.65	38.01	27.78
Savings accounts	—	0.65	0.36	0.20
Time deposits:
Maturing within 3 months	49.32	26.99	29.29	39.14
Maturing after 3 but within 6 months	13.36	7.83	5.37	9.58
Maturing after 6 but within 12 months	10.50	21.66	10.67	11.49
Maturing after 12 months	3.11	42.23	16.30	11.82

Total time deposits	76.29	98.70	61.31	72.02

Total deposits	100%	100%	100%	100%

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2016.

	As of December 31, 2016
	Ch$	UF	Foreign Currency	Total
	(in millions of constant Ch$)
Maturing within 3 months	3,064,393	328,939	1,783,361	5,176,693
Maturing after 3 but within 6 months	1,053,023	98,297	331,116	1,482,436
Maturing after 6 but within 12 months	841,204	283,736	699,327	1,824,267
Maturing after 12 months	250,175	555,341	1,075,269	1,880,786

Total time deposits	5,208,795	1,266,313	3,889,073	10,364,181

Minimum Capital Requirements

The following table sets forth our minimum capital requirements as of December 31, 2015 and 2016.

	As of December 31,
	2015	2016
	(in millions of constant Ch$ except for percentages)
Net capital base	792,503	3,173,516
3% total assets net of provisions	(293,014)	(957,058)

Excess over minimum required equity	499,489	2,216,458

Net capital base as a percentage of the total assets, net of provisions	8.11%	9.95%
Effective net equity	871,029	3,252,175
8% of the risk-weighted assets	(587,087)	(1,855,600)

Excess over minimum required equity	283,942	1,396,575

Effective equity as a percentage of the risk-weighted assets	11.9%	14.0%

Our capital ratios levels increased from 11.9% to 14.0% between 2015 and 2016, following the Merger.

Short-term Borrowings

Our short-term borrowings (other than deposits and other obligations) totaled Ch$115,450 million and Ch$1,071,295 million as of December 31, 2015 and 2016, respectively, in accordance with IFRS.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements.

The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each such period by type of short-term borrowing.

	As of and for the Year Ended December 31,
	2015		2016
	Year End Balance	Weighted Average Nominal Interest Rate	Year End Balance	Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ except for percentages)
Investments under repurchase agreements	43,727	0.34%	373,879	0.13%
Central Bank borrowings	—	—	—	—
Domestic interbank loans	—	—	—	—
Borrowings under foreign trade credit lines	71,723	0.05%	697,416	0.08%

Total short-term borrowings	115,450	0.16%	1,071,295	0.10%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	As of and for the Year Ended December 31,
	2015		2016
	Year End Balance	Weighted Average Nominal Interest Rate	Year End Balance	Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ except for percentages)
Investments under repurchase agreements	57,267	0.26%	400,252	0.12%
Central Bank borrowings	—	—	—	—
Domestic interbank loans	—	—	3,333	0.09%
Borrowings under foreign trade credit lines	54,015	0.06%	496,186	0.12%

Total short-term borrowings	111,282	0.16%	899,772	0.12%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2015 Month-End Balance	Maximum 2016 Month-End Balance
	(in millions of constant Ch$)
Investments under repurchase agreements	78,987	848,219
Central Bank borrowings	—	—
Domestic interbank loans	—	40,017
Borrowings under foreign trade credit lines	118,484	774,636
Other obligations	20,733	31,392

C.	ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our principal subsidiaries, as of the date of this Annual Report.

Itaú Corpbanca Corredores de Bolsa S.A., Corpbanca Administradora General de Fondos S.A., Itaú Chile Administradora General de Fondos S.A., Itaú Asesorías Financieras S.A., Corpbanca Corredores de Seguros S.A., Itaú Chile Corredora de Seguros Limitada, CorpLegal S.A., and Recaudaciones y Cobranzas S.A. are incorporated and domiciled in Chile. Corpbanca Securities Inc. and Itaú Corpbanca New York Branch are incorporated and domiciled in the State of New York, United States. Banco Corpbanca Colombia S.A., Corpbanca Investment Trust Colombia S.A. Sociedad Fiduciaria, Helm Comisionista de Bolsa S.A., Helm Corredor de Seguros S.A. and Helm Fiduciaria S.A. are incorporated and domiciled in Colombia. Helm Bank Panama S.A. and Helm Casa de Valores (Panama) S.A. are incorporated and domiciled in Panama.

For more information about the services our subsidiaries and our New York Branch provide see “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Financial Services Offered Through Subsidiaries.”

D.	PROPERTY

Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile since 2007. As of December 31, 2016, we owned 46 of the 422 properties where our branches were located. Total branch space as of December 31, 2016 was approximately 178,758 square meters (586,476.4 square feet). Our branches are located throughout Chile, including the Santiago metropolitan region, and Colombia, including in the cities of Bogotá, Medellín, Cali, Bucaramanga and Barranquilla.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements, together with the notes thereto, included elsewhere in this Annual Report, and in conjunction with the information included under “Item 3A. Selected Financial Data” and “Item 4B. Business Overview – Selected Statistical Information”. Our consolidated annual financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2015 and 2016 have been prepared in accordance with IFRS.

Our financial statement data as of and for the years ended December 31, 2015 and 2016 are not comparable because of the Merger, which was consummated on April 1, 2016. The Merger has been accounted for as a reverse acquisition, based on guidance in IFRS 3 “Business Combinations,” with Banco Itaú Chile (the legal acquiree) considered as the accounting acquirer and Corpbanca (the legal acquirer) considered as the accounting acquiree. Accordingly, the financial statements of Itaú Corpbanca for periods prior to the acquisition date of April 1, 2016 reflect the historical financial information of Banco Itaú Chile.

Before the Merger, former Banco Itaú Chile (the legal acquiree) only produced financial statements pursuant to Chilean Banking GAAP, while former Corpbanca (the legal acquirer) from 2009 to 2015 issued financial statements according to Chilean Banking GAAP and according to IFRS. Therefore, Itaú Corpbanca (the merged entity) has applied the accommodation granted by General Instruction G to Form 20-F (First-Time Application of International Financial Reporting Standards), and this annual report on Form 20-F includes financial statements prepared in accordance with IFRS as of and for the years ended December 31, 2015 and 2016. For more information, see Notes 1.2(a) and 2 of our consolidated financial statements.

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

Developments in the Chilean Economy

Chile experienced a third year of below-potential growth in 2016, still affected by the end of the commodity boom cycle. In this context of weak activity, the labor market has gradually weakened and external accounts have remained at sustainable levels. International developments led the Chilean peso to appreciate from the beginning of the year, which led to a significant deceleration in tradable goods inflation. The latter, coupled with the expectation of a weakening economy ahead, prompted the central bank to announce a cycle of monetary easing for 2017.

Activity performed robustly in the first quarter of the year only to lose momentum thereafter. The deceleration came from less dynamic consumption during the third quarter, despite a rebound in purchases of durable goods. The weakening of the labor market likely contributed to flagging domestic demand, with the unemployment rate averaging 6.5% in 2016, up from 6.3% in 2015, and the highest since 2012. Low-quality self-employment was the driving force behind job creation, expanding 6% in 2016, compared to 0.8% in 2015, while waged employment expanded by only 0.4% in 2016, after growing 2.3% in 2015. The weakness of the labor market has added to the low level of confidence in the private sector.

After two consecutive years of contraction, investment boosted growth in the first half of 2016. However, investments again contracted in the second half of 2016. As a result, in 2016, investments contracted for a third consecutive year by 0.8%. Furthermore, the tax incentive that favored the construction sector dynamics from the second half of 2015 is ending. Thus, the outlook for investment remains dreary. On the other hand, net exports have contributed positively to growth, partly due to imports that contracted every quarter of the year.

The fourth quarter was the weakest in 2016. Mining and manufacturing production were behind the slowdown, while private consumption activity saw a rebound at the end of the year. The Chilean economy expanded 1.5% during 2016, the lowest growth since the international financial crisis.

Meanwhile, external accounts evolved favorably in 2016. In 2016, the current account deficit stood at US$3.6 billion (-1.4% of GDP), below the 2.0% recorded in 2015. Improving trade figures aided the full year current account balance. The trade balance saw a US$5.3 billion surplus in 2016, up from US$3.5 billion in 2015. The current account deficit would remain close to this level in 2017. Despite the positive evolution of the current account, weak activity and low copper prices affected foreign direct investment in 2016. In 2016, foreign direct investment fell to US$12.2 billion (4.9% of GDP) from US$20.5 billion in 2015 (8.6% of GDP), its lowest dollar value since 2006.

A contained current account deficit alongside higher copper prices resulted in a favorable performance of the Chilean peso. The postponement of rate hikes by the Federal Reserve also played an important role in appreciation of the currency. After ending 2015 at Ch$709 per US$1.0, the exchange rate peaked over Ch$730 in January 2016. However, the currency stabilized in the second half of the year and fluctuated between Ch$640 and Ch$680, ending the year at Ch$670. Going forward, the currency could experience some depreciation amid diverging monetary policy stance between Chile and the U.S., while copper prices moderate throughout the year.

A widening output gap and a stronger currency helped inflation decelerate to 2.7% by December 31, 2016, from 4.4% in December 2015. During the last third of the year, inflation saw a significant deceleration toward the 3% target, with tradable goods leading the slowdown.

In this context, the Chilean Central Bank maintained the monetary policy interest rate at 3.5% throughout the year. However, given the imminent slowdown in inflation and the signs of weakening of the economy, there was a gradual shift in the monetary policy bias. In its 4Q16 Monetary Policy Report, the Chilean Central Bank anticipated a cycle of rate cuts of 50 basis points to materialize in 2017.

As for fiscal policy, the gradual deterioration of Chile’s debt position has raised alerts. While the country has preserved it’s “double A” rating among the top rating agencies, Fitch Ratings and Standard and Poor’s revised the sovereign outlook to negative from stable. Both agencies see that a combination of weak growth and lower mining-related revenue have put debt on a path consistent with levels that are incompatible with its current credit rating. Notwithstanding the change, a short-term downgrade is not anticipated. In this sense, the surprise of a smaller fiscal deficit in 2016, given lower spending growth and higher mining income, is a positive development. The 2.8% of GDP nominal deficit in 2016 is the largest since the international financial crisis. Moreover, the 2017 national budget anticipates a further increase in the deficit before moderating in coming years.

Primary elections will take place in early July. The general election will be held on November 17, where Congress, part of the Senate and the future President of Chile will be elected.

Developments in the Colombian Economy

Colombia’s 2016 economic context was characterized by high inflation, weakening activity amid the terms-of-trade shock, and external and fiscal deficits that endangered the country’s macroeconomic sustainability. Despite signs of weakening activity, the imbalances triggered an aggressive monetary policy response, which gradually managed to moderate inflation and curve the dynamism of internal demand. The monetary tightening came along a less expansive fiscal policy, which contributed to the gradual moderation of the fiscal deficit and the current account deficit. In spite of the improvement recorded during 2016, the challenges for the Colombian economy persist in 2017.

High inflation was partly due to the El Niño weather phenomenon and a transportation strike last year, which led to a significant rise in food prices. In addition, the weakening of the Colombian peso during 2015 contributed to inflation reaching a maximum annual gain of 8.97% in July, something not observed since 2000, before the inflation-targeting scheme was implemented in 2010.

Affected by elevated inflation, inflation expectations for the end of 2016 and 2017 showed a significant increase during the year. As a result, the Central Bank of Colombia carried on with the monetary tightening cycle initiated in 2015, taking the policy rate to 7.75% in September 2016, from 5.75% in December 2015. The rate remained unchanged during the next two months, before being cut by 25 basis points to 7.50% in December 2016.

Besides economic challenges, Colombia faced other issues during the year. On the one hand, the administration sought to obtain approval of a peace agreement reached with the FARC after four years of negotiations. Although the administration suffered a setback at the polls when it wanted to obtain popular validation of the agreement, the negotiation that followed secured enough political support to approve a modified version of the agreement in Congress. Once the issue was resolved, the authorities turned to the next challenge: the approval of a much-needed tax reform, aimed at replacing lost oil revenue with permanent sources of income.

The additional revenue that will come from the tax reform is considered to be a move in the right direction at a time when Colombia faced the risk of a sovereign rating downgrade. The main changes introduced by the tax reform are the increase in the VAT rate from 16% to 19%, the increase in cigarette and fuel taxes, as well as the reduction in corporate income tax rates.

Inflation

General

In the past, Chile has experienced high levels of inflation, which has significantly affected our financial condition and results of operations during such periods. In recent years, Chile has experienced relatively low inflation rates, with sporadic episodes where price growth deviated from the Chilean Central Bank’s 2%-4% target range. In 2013, 2014, 2015 and 2016, the inflation rate was 3.0%, 4.6%, 4.4% and 2.7%, respectively. Our results of operations reflect the effect of inflation in the following ways:

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

Under Chilean law, banks are authorized to earn interest income on loans that are adjustable for the effects of inflation. Most banks, including Itaú Corpbanca, charge an interest rate that includes an estimate of future inflation. In addition, the peso-denominated value of our assets and liabilities that are denominated in UF fluctuate as the UF is adjusted based on inflation. In the case of assets, these fluctuations are recorded as income (for increases in the peso-denominated value) and losses (for decreases in the peso-denominated value). In the case of liabilities, these fluctuations are recorded as losses (for increases in the peso-denominated value) and income (for decreases in the peso-denominated value).

Colombia has experienced high levels of inflation recently amid its currency depreciation and supply-side shocks affecting food prices. The rate of inflation in Colombia in 2013, 2014, 2015 and 2016 was 1.9%, 3.7%, 6.8% and 5.8%, respectively. At its peak, the 12-month inflation rate reached 9% in July 2016. The components that led the elevated level of inflation in year-end 2016 were food (with a 7.2% increase from 2015), housing (a 4.8% increase from 2015) and transport (a 4.5% increase from 2015).

UF-Denominated Assets and Liabilities

The UF is revalued by the INE on a monthly basis. Every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal Chilean peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$25,629.09 and Ch$26,347.98 as of December 31, 2015 and 2016, respectively. The effect of any changes in the nominal Chilean peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income is positively affected by increases in inflation to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Conversely, our net interest income will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$1,088,868 million and Ch$2,402,718 million during the years ended December 31, 2015 and 2016, respectively. See “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

Chilean Peso-Denominated Assets and Liabilities

Interest rates prevailing in Chile are materially affected by the current rate of inflation during the period and market expectations concerning future inflation. The responsiveness to such prevailing rates of our Chilean peso-denominated interest-earning assets and interest bearing liabilities varies. See “—Interest Rates” and “—Results of Operations” below and “Item 11. Quantitative and Qualitative Disclosures about Financial Risk.” We maintain a substantial amount of non-interest bearing Chilean peso-denominated demand deposits. The ratio of the average balance of such demand deposits to average interest-earning assets was 3.4% and 2.1% during the years ended December 31, 2015 and 2016, respectively. Because such deposits are not sensitive to inflation or changes in the market interest rate environment, any decline in interest rates or the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets.

Interest Rates

Interest rates earned and paid on our assets and liabilities, respectively, reflect, to a certain degree, inflation, expectations regarding inflation, shifts in short-term interest rates set by the Central Bank of Chile and the Central Bank of Colombia and movements in long-term real rates.

Interest Rates in Chile

The Central Bank of Chile manages short-term interest rates based on its objective of keeping the stability of the currency. Because our liabilities are generally re-priced to reflect interest rate changes more frequently than our interest-earning assets, changes in the rate of inflation or in the monetary policy interest rate published by the Central Bank of Chile are reflected in the interest rates we pay on our liabilities before such changes are reflected in the interest rates we earn on our assets. Therefore, when short-term interest rates fall, our net interest margin is positively impacted, but when short-term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation because generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 5. Operating and Financial Overview and Prospects—A. Operating Results—The Economy—Developments in the Chilean Economy” and “—UF-denominated Assets and Liabilities” above. An increase in long-term interest rates also has a positive effect on our net interest margin, because our interest-earning assets generally have a longer duration than our interest bearing liabilities.

In addition, because our Chilean peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous month’s inflation, customers often switch funds from Chilean peso-denominated deposits to more expensive UF-denominated deposits, thereby adversely affecting our net interest margin. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Liquidity—Financial Investments.”

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

As of April 6, 2017, the DTF rate was 6.58%. The Central Bank of Colombia also calculates the interbank rate (Interés Bancario de Referencia), or IBR, which acts as a reference of overnight and one-month interbank loans, based on quotations submitted each business day by eight participating banks to the Central Bank of Colombia. Using a weighted average of the quotations submitted, the Central Bank of Colombia calculates the overnight IBR each business day. The one-month IBR is calculated each Tuesday. Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate (Interés Bancario Corriente), calculated as the average of the interest ordinarily charged by banks within a set period of time. The current banking interest rate is certified by the Colombian Superintendency of Finance.

A significant portion of our banking subsidiaries’ assets are linked to the DTF; accordingly, changes in the DTF affect our banking subsidiaries’ net interest income. The average DTF was 7.96% during 2007, and 9.69% during 2008. With the loosening of monetary policy that began in late 2008, the DTF decreased throughout 2009, reaching a low of 4.11% and an average of 6.22% during 2009, and a low of 3.39% and an average of 3.67% during 2010. As the economy recovered and the output gap began to close, the Central Bank of Colombia increased its interest rate throughout 2011, starting in February of that year, and through to the first quarter of 2012. As the economy began to show a significant slowdown, the Central Bank of Colombia decreased the interest rate by 100 basis points during the second half of that year, lowering it to 4.25% on December 31, 2012. Additional cuts of 100 basis points took place during the first quarter of 2013, bringing the policy rate to 3.25% on March 31, 2013. The policy rate has remained stable through the remainder of 2013, as inflation remained subdued throughout the year, supporting a healthy and gradual recovery pace of economic activity. The policy rate remained stable throughout 2013 and until March of 2014. On average, the DTF went from of 7.96% in 2007 to 3.88% in the first quarter of 2014.

From April 2014 to August 2014, the Central Bank of Colombia increased the Repo Rate by 125 bps to 4.50%, a level consistent with neutral conditions. After a year on hold, amid accelerating inflation, which led to increasing inflation expectations, and a rapid deterioration of the current account deficit above 6% of GDP, the Central Bank began a monetary tightening cycle in September 2015, taking the policy rate to 5.75% by year-end. The tightening cycle ended in July 2016, with the policy rate at 7.75%. As inflation began to slowdown in the third quarter of the year, the Central Bank moved back to loosening the monetary policy stance with a 25 basis point cut to 7.50% in December 2016.

In response to the changing monetary policy conditions, the DTF adjusted upward moving from 4.34% in 2014 to 5.22% at the end of December 2015 and 7.59% by the end of July 2016, before retreating to 6.86% by year-end. As monetary loosening has proceeded in the first quarter of 2017, the DTF rate dropped to 6.65% during the third week of March of 2017.

Currency Exchange Rates

A material portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar and the Colombian peso. Our reported income is affected by changes in the value of the Chilean peso with respect to foreign currencies (principally the U.S. dollar and Colombian peso) because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are converted to Chilean pesos in preparing our financial statements. The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. In the past, the Chilean peso has been subject to significant volatility when compared to the U.S. dollar. In 2013, the Chilean peso depreciated against the U.S. dollar by 9.9% as compared to 2012. In 2014, the Chilean peso depreciated against the U.S. dollar by 15.0% as compared to 2013. In 2015 the Chilean peso depreciated against the U.S. dollar by 17.3% as compared to 2014. In 2016, the Chilean peso appreciated against the U.S. dollar by 5.7% as compared to 2015. The exchange rate between the Chilean peso and the U.S. dollar as of December 31, 2015 and 2016 was Ch$710.16 and Ch$669.81 per US$1.00, respectively. The Chilean peso may be subject to significant fluctuations in the future.

Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities. As of December 31, 2015 and 2016, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$235,611 million, and Ch$(481,755) million, respectively.

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

In addition to the critical accounting policies described below, information regarding other accounting policies is set forth in the notes to our consolidated financial statements.

Allowance for Loan Losses

We record our allowances following our internal models for the recording of incurred debt. To establish impairment losses, the bank carries out an evaluation of outstanding loans and accounts receivable from customers, as detailed below:

•	Individual assessment of debtors: When debtors are recorded as individually significant, i.e., when they have significant debt levels or, even for those that do not have these levels, could be classified in a group of financial assets with similar credit risk features and who, due to the size, complexity or level of exposure, require detailed information. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Current Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses” and “Note 1—General Information and Summary of Significant Accounting Policies—q. Allowances for loan losses” of our Audited Consolidated Financial Statements.

•	Group assessment of debtors: When there is no evidence of impairment for individually-assessed debtors and debtors with loans grouped collectively—whether or not significant—the bank groups debtors with similar credit risk features and assesses them for impairment. Debtors individually assessed for impairment and for whom a loss due to impairment has been recorded are not included in the group assessment of impairment. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Current Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses”, and “Note 1—General Information and Summary of Significant Accounting Policies—q. Allowances for loan losses” of our Audited Consolidated Financial Statements.

For a further description of regulations relating to loan classification and provisioning, see “Item 4. Information on the Company—B. Business Overview—Principal Business Overview—Chilean Banking Regulation and Supervision—Current Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses.”

Derivative Financial Instruments

Derivative financial instruments are recorded at fair value. Fair values are based on market quotes, discounted cash flow models and option valuations, as appropriate. If market information is limited or in some instances, not available, management applies its professional judgment. Other factors that may also affect estimates are incorrect model assumptions, market dislocations and unexpected correlations. Notwithstanding the level of subjectivity in determining fair value, we believe our estimates of fair value are adequate. The use of different models or assumptions could lead to changes in our reported results. See “Note 1—General Information and Summary of Significant Accounting Policies.”

In addition, we make loans and accept deposits in amounts denominated in foreign currencies, principally the U.S. dollar. Such assets and liabilities are translated at the applicable exchange rate at the balance sheet date.

Financial Investments

Financial investments are summarized as follows:

Trading Instruments. Instruments for trading are securities acquired for which we have the intent to generate earnings from short-term price fluctuations or through brokerage margins, or that are included in a portfolio created for such purposes. Instruments for trading are valued at their fair value according to market prices on the closing date of the balance sheet. See “Note 1—General Information and Summary of Significant Accounting Policies.”

Investment Instruments. Investment instruments are classified into two categories: held to maturity investments and instruments available-for-sale. Held to maturity investments only include those instruments for which we have the intent and ability to hold to maturity. Investment instruments not classified as held to maturity or trading are considered to be available-for-sale. Investment instruments are recorded initially at cost. Instruments available-for-sale are valued at each subsequent period-end at their fair value. Gains or losses from changes in fair value are recognized in other comprehensive income within line item “financial instruments available for sale.” All purchases and sales of investment instruments to be delivered within the deadline stipulated by market regulations and conventions are recognized on the trade date, which is the date on which the commitment is made to purchase or sell the asset. Other purchases or sales are treated as forwards until they are liquidated. See “Note 1— General Information and Summary of Significant Accounting Policies.”

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

Recently Adopted and New Accounting Pronouncements

See Note 1 and Note 2 of our consolidated financial statements for a detailed description of recently adopted and new accounting pronouncements in IFRS.

Results of Operations for the Years Ended December 31, 2015 and 2016

Introduction

In 2016 we had a net income of Ch$13,969 million, a decrease of 86.8% compared with 2015. The main factors for this decrease were: (i) higher provisions for loan losses expenses in face of lower economic activity, both in Chile and Colombia, that affected the credit rating of some of our corporate clients; (ii) operational expenses related to the Merger process in Chile, such as severance indemnities and increased intangibles amortization expense; (iii) an overall slower business environment that affected revenue growth; and (iv) the post-Merger integration process.

Net Income (Loss)

Our consolidated net loss as reported in our consolidated financial statements for the year ended December 31, 2016 was Ch$13,969 million, a 86.8% or Ch$91,797 million decrease from our net income of Ch$105,766 million in 2015.

The decrease in our consolidated net income for the year ended December 31, 2016 was primarily due to: (i) higher provisions for loan losses; (ii) higher operating expenses due to the integration process related to the Merger; and (iii) the negative impact of lower inflation in Chile on net interest margin and increased policy rates throughout most of the year in Colombia.

The following table sets forth the components of our net income for the years ended December 31, 2015 and 2016:

	For the Year Ended
	December 31,		% Change from 2016/2015
	2015	2016
	(in millions of constant Ch$ except for percentages)
Components of net income:
Net interest income	223,290	639,175	186.3%
Net service fee income	71,088	150,796	112.1%
Trading and Investment, foreign exchange gains and other operating income	50,040	83,551	67.0%
Provisions for loan losses	(42,929)	(245,990)	473.0%
Total operating expenses	(178,460)	(616,627)	245.5%
Income before income taxes	123,029	10,905	(91.1)%
Income taxes	(17,263)	3,568	(120.7)%
Income from continuing operations	105,766	14,473	(86.3)
Income from discontinued operations	—	(504)	—

Net income for the year	105,766	13,969	(86.8)%

Net Interest Income

The following table sets forth the components of our net interest income for the years ended December 31, 2015 and 2016:

	For the year ended December 31,		% Change from 2016/2015
	2015	2016
	(in millions of constant Ch$ except for percentages)
Interest income	501,982	1,509,203	200.6%
Interest expense	(278,692)	(870,028)	212.2%

Net interest income	223,290	639,175	186.3%

The following table sets forth information as to the components of our interest income for the years ended December 31, 2015 and 2016:

	For the year ended December 31,		% Change from 2016/2015
	2015	2016
	(in millions of constant Ch$ except for percentages)
Interest income	501,982	1,509,203	200.6%
Average interest-earning assets:
Loans	6,410,592	17,801,885	177.7%
Financial investments	496,220	1,610,668	224.6%
Interbank deposits	99,485	362,492	264.6%

Total average interest-earning assets	7,006,297	19,775,044	182.2%

The following table sets forth information as to the components of our interest expense for the years ended December 31, 2015 and 2016:

	For the year ended December 31,
	2015	2016	% Change from 2016/2015
	(in millions of constant Ch$ except for percentages)

Interest expense	278,692	870,028	212.2%
Average interest-earning liabilities:
Bonds	1,245,617	4,205,997	237.7%
Time deposits	3,875,906	9,884,092	155.0%
Repurchase agreements	57,267	400,252	598.9%
Mortgage finance bonds	28,123	71,742	155.1%
Other interest-bearing liabilities	1,256,116	4,029,170	220.8%

Total average interest-bearing liabilities	6,463,029	18,591,253	187.7%

Our net interest income was Ch$639,175 million for the year ended December 31, 2016, an increase of 186.3% as compared to Ch$223,290 million for the year ended December 31, 2015. The increase in interest income was primarily the result of the consolidation of former Corpbanca into former Banco Itaú Chile from April 1, 2016. In addition to this factor, our net interest margin was impacted by a lower UF variation in Chile (2.8% in 2016 vs. 4.1% in 2015) and by increased monetary policy rates in Colombia (5.8% as of December 31, 2015, reaching 7.8% in August 1, 2016 before declining to 7.5% in December 19, 2016), which negatively affected our net interest margin since our interest-earning assets in Colombia are mostly fixed-rate and with a long duration and our interest-bearing liabilities are mostly floating-rate and with a shorter duration. Although decreasing through most of the year, net interest margin in Colombia is higher than in Chile.

The aforementioned factors had a total almost neutral impact in our net interest margin (net interest income divided by average interest-earning assets), which increased by 4 basis points to 3.19% in 2016 from 3.23% in 2015.

Allowances for Loan Losses

The following table sets forth information relating to our allowances for loan losses as of December 31, 2015 and 2016:

	As of December 31,
	2015	2016	% Change from 2016/2015
	(in millions of constant Ch$ except for percentages)
Total loans (excludes interbank loans)	6,801,071	21,003,952	208.8%
Past due loans(1)	51,241	112,450	119.5%
Non-performing loans(2)	91,097	352,700	287.2%
Impaired loans(3)	241,811	1,073,831	344.1%
Allowances for loan losses	95,579	559,304	485.2%
Allowances for loan losses as a percentage of total loans	1.4%	2.7%	89.5%
Allowances for loan losses as a percentage of non-performing loans	104.9%	158.6%	51.1%
Allowances for loan losses as a percentage of impaired loans	39.5%	52.1%	31.8%
Non-performing loans as a percentage of total loans	1.3%	1.7%	25.4%
Allowances for loan losses as a percentage of past due loans	186.5%	497.4%	166.7%

(1)	Past due loans include all installments and lines of credit more than 90 days overdue. Do not include the aggregate principal amount of such loans.
(2)	Non-performing loans include the principal and interest on any loan with one installment more than 90 days overdue.
(3)	Impaired loans include those loans on which there is objective evidence that debtors will not meet some of their contractual payment obligations.

Allowances for loan losses (excluding allowances for loan loss on loans and receivables to banks) increased by 485.2% to Ch$559,304 million as of December 31, 2016 compared to Ch$95,579 million as of December 31, 2015. Higher allowances for loan losses resulted primarily from the consolidation of former Corpbanca into former Banco Itaú Chile from April 1, 2016. Another important factor leading to the increase in provisions was the lower economic activity both in Chile and Colombia that affected the credit rating of some of our corporate clients after a thorough revision of all of our individually assessed credit exposures.

Our non-performing loans, as a percentage of total loans, increased to 1.7% as of December 31, 2016 compared to 1.3% as of December 31, 2015. This increase was the result of increased delinquency in Colombia that affected the local market as a whole due to the reduction in economic activity, as well as an increased delinquency observed in Chile in the fourth quarter of 2016 in personal loans, also as a consequence of the continued slowdown in the economy.

Provisions for Loan Losses

Provisions for loan losses increased by 473% to Ch$245,990 million for the year ended December 31, 2016, compared to Ch$42,929 million for the year ended December 31, 2015. The increase in our provisions for loan losses was due to (i) the consolidation of former Corpbanca into former Banco Itaú Chile from April 1, 2016; (ii) lower economic activity both in Chile and Colombia that affected the credit rating of some of our clients in the corporate business unit; and (iii) a thorough revision of all of our individually assessed credit exposures in line with the revised credit policies defined for the merged bank, as part of the integration process.

Net Service Fee Income

Our net service fee income (including income from financial advisory services) for the year ended December 31, 2016 was Ch$150,796 million, representing a 112.1% increase when compared to Ch$71,088 million for the year ended December 31, 2015. Our income from service fees during the year ended December 31, 2016 increased by 138.2% to Ch$193,801 million from Ch$81,375 million for the year ended December 31, 2015. This increase was partially offset by a 318.1% increase in our expenses from service fees to Ch$43,005 million for the year ended December 31, 2016, from Ch$10, 287 million for the year ended December 31, 2015.

The increase in our net service fee income, was driven primarily by the consolidation of former Corpbanca into former Banco Itaú Chile from April 1, 2016. Other than this factor, we experienced lower flat fees due to a reduction in the number of new credit structuring operations in the wholesale business unit in light of reduced investment levels in the Chilean economy.

Other Net Operating Income

The following table sets forth the components of our other net operating income for the years ended December 31, 2015 and 2016:

	For the year ended December 31,		% Change from 2016/2015
	2015	2016
	(in millions of constant Ch$ as of December 31, 2015 except for percentages)
Trading and investment income, net	(33,182)	112,952	(440.4)%
Foreign exchange gains (losses), net	74,461	(48,848)	(165.6)%
Other operating revenue	8,761	19,447	122.0%

Trading and investment, foreign exchange gains and other operating income	50,040	83,551	67.0%

In the year ended December 31, 2016, trading and investment, foreign exchange gains and other net operating income increased by 67.0% to Ch$83,551 million from Ch$50,040 million in 2015. This increase was mainly the result of the consolidation of former Corpbanca and former Banco Itaú Chile from April 1, 2016, partially compensated by lower commercial activity of our distribution desk both in derivatives transactions with customers and in regular loan portfolio sales.

Operating Expenses

The following table sets forth the components of our operating expenses for the years ended December 31, 2015 and 2016:

	For the year ended December 31,		% Change from 2016/2015
	2015	2016
	(in millions of constant Ch$ except for percentages)
Personnel salary and expenses	86,711	245,665	183.3%
Administration expenses	66,831	235,204	251.9%
Depreciation and amortization	9,785	63,692	550.9%
Impairment	—	351	—
Other operating expenses	15,133	71,715	373.9%

Total operating expenses	178,460	616,627	245.5%

Operating expenses increased by 245.5% to Ch$616,627 million for the year ended December 31, 2016 from Ch$178,460 million for the year ended December 31, 2015. This increase was primarily the result of the consolidation of former Corpbanca and former Banco Itaú Chile from April 1, 2016. In addition, our operating expenses were impacted by (i) the integration process, which generated increased severance indemnities with the reduction of 715 employees from overlapping functions between the merged banks; (ii) higher administration expenses from third-party services, such as consultancy; (iii) office rental charges, as we start to move to new corporate headquarters; and (iv) higher amortization of intangible asset expenses, as a consequence of the recognition of intangible assets from the business combination.

Income Taxes

Our income tax for the year ended December 31, 2016 was Ch$3,568 million compared to an expense of Ch$17,263 million for the year ended December 31, 2015. This change is mostly explained by (i) the reduction in income before income taxes, from a Ch$123,029 million for the year ended December 31, 2015 to a loss before income taxes of Ch$10,905 million for the year ended December 31, 2016 and (ii) the consolidation of Corpbanca’s Colombian operation into our financial statements.

Results of Our Operating Segments

The following discussion should be read in conjunction with our consolidated financial statements, especially Note 4 regarding segment information included elsewhere in this annual report. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set in forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3D. Risk Factors.”

Overview

Reported segments are determined based on our operating segments: Chile—which includes our New York Branch—and Colombia. Each of Chile and Colombia mainly differentiates by the risks and returns that affect them in their own markets. Reported segments are in accordance with IFRS 8 “Operating Segments.”

The segments presented in this Annual Report correspond to the segments used by the bank after the Merger. Information for 2015, referring to former Banco Itaú Chile’s historical information, is presented using the same segmenting criteria. However, the results for the years ended December 31, 2015 and 2016 are not comparable because of the Merger. See “Item 3. Key Information—Presentation of Financial and Other Information.”

Chile. The bank’s commercial activities in Chile have been strategically aligned in four commercial areas directly related to the needs of its clients and the bank’s strategy:

Commercial Banking:

This area includes Corporate Banking, Real Estate and Construction Banking, and Large Companies.

Corporate Banking consists of companies that belong to major economic groups, specific industries and companies with sales over US$100 million, including international business and the representative office in Spain. Real Estate and Construction Banking consists of companies within these industries that operate in both Santiago and other areas of Chile.

Large Companies include a wide range of financial products and services for companies with annual sales of between US$3 million and US$100 million. The leasing and factoring departments have been included in this area.

Retail Banking:

This area includes Traditional Banking and Private Banking and Consumer Finance (Banco Condell).

Traditional Banking (composed of natural persons) and Private Banking (composed of small and medium-size companies with sales of less than US$3 million) serve medium- and high-income clients offering, among others, checking accounts, consumer loans, credit and mortgage loans.

Consumer Finance (Banco Condell) offers consumer loans to individuals with income up to Ch$600,000 (this group arose from the combination of former Banco Itaú Chile and former Corpbanca).

Treasury:

This area mainly includes treasury activities such as financial management, financing and liquidity, as well as international business activities.

Other Financial Services:

This area includes services provided by our subsidiaries that include insurance brokerage, financial advisory services, asset management and securities brokerage.

Colombia: The bank’s commercial activities in Colombia are carried out by Banco Corpbanca Colombia S.A. and its subsidiaries. The operations and businesses carried out by these entities in that country are related to the needs of their clients and the bank’s strategy.

The operations in Colombia are grouped mainly in the following areas: (i) Commercial Banking and Retail Banking, (ii) Treasury and (iii) International Business.

Through its different subsidiaries, Banco Corpbanca Colombia S.A. offers additional products and other financial services to achieve a comprehensive service for its current and potential clients.

Year Ended December 31, 2015 Results

The following table presents summary information related to each of our operating segments for the year ended December 31, 2015:

	As of December 31, 2015
	Chile	Colombia	Total
	MCh$	MCh$	MCh$
Net interest income	223,290	—	223,290
Net services fees income	71,088	—	71,088
Trading and investment income, net	(33,182)	—	(33,182)
Foreign exchange gains (losses), net	74,461	—	74,461
Other operating income	8,761	—	8,761
Provision for loan losses	(42,929)	—	(42,929)

Total operating income, net of provision for loan losses, interest and fees	301,489	—	301,489

Other income and expenses	—	—	—
Total operating expenses	(178,460)	—	(178,460)

Income before taxes	123,029	—	123,029

Income (loss) taxes	(17,263)	—	(17,263)
Income from continuing operations	105,766	—	105,766
Income (loss) discontinued operations	—	—	—

Net income for the period	105,766	—	105,766

Average loans	6,410,592	—	6,410,592
Average investments	496,220	—	496,220

Year Ended December 31, 2016 Results

The following table presents summary information related to each of our operating segments for the year ended December 31, 2016:

	As of December 31, 2016
	Chile	Colombia	Total
	MCh$	MCh$	MCh$
Net interest income	459,705	179,470	639,175
Net services fees income	112,147	38,649	150,796
Trading and investment income, net	38,642	74,310	112,952
Foreign exchange gains (losses), net	(26,744)	(22,104)	(48,848)
Other operating income	9,058	10,389	19,447
Provision for loan losses	(146,812)	(99,178)	(245,990)

Total operating income, net of provision for loan losses, interest and fees	445,996	181,536	627,532

Other income and expenses	—	—	—
Total operating expenses	(437,670)	(178,957)	(616,627)

Income before taxes	8,326	2,579	10,905

Income (loss) taxes	(84)	3,652	3,568
Income from continuing operations	8,242	6,231	14,473
Income (loss) discontinued operations	(504)	—	(504)

Net income for the period	7,738	6,231	13,969

Average loans	12,645,761	5,156,124	17,801,885
Average investments	830,584	1,142,595	1,973,179

B. LIQUIDITY AND CAPITAL RESOURCES

We maintain adequate liquidity to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital requirements.

Sources of Liquidity

Our funding strategy aims for diversification by counterparties and maturities, both in the domestic and foreign markets. We are permanently monitoring the main vulnerability factors that could affect our current and potential capacity to obtain funding. Our objective is to ensure a diversified funding base by tenors within a risk appetite framework and cost structure. Stable and diversified financing is obtained through different sources by types of providers, products and markets. In this way, we have generated robust liquidity levels to face potential liquidity stress scenarios.

Regarding mismatches, our Assets and Liabilities Committee (ALCO) defines the limitation framework. Within this framework, each unit manages term mismatches. Once the ALCO has set the limits of term mismatches, they are confirmed by our board of directors.

From a liquidity point of view, the ALCO also proposes to the board of directors the liquidity reserves that each unit must maintain and manage. The determination of these limits depends, among other things, on the maturity structure for the next 30 days, on the type of customers holding short-term deposits and on-demand deposits and on other obligations we maintain. The ALCO also defines the type of eligible instruments to be considered liquidity reserves, and it periodically monitors the liquidity levels maintained at all time. The compliance of the entire structure of limits is monitored daily by our Market Risk department.

For our operations in Chile, the main source of funding are deposits provided by three major types of clients: (i) institutional investors; (ii) large corporations; and (iii) retail clients.

For short-term funding (less than one year), we usually issue deposits. Interest rates granted to clients consider characteristics of stability of the funding by type of customer and terms associated with the operation.

If the funding requirements are longer than one year, we may also carry out other operations such as bilateral credits with correspondent banks, syndicated loans with foreign banks, and the issuance of bonds in both the local and foreign markets.

The choice of one or the other of the aforementioned options will depend, among other factors, on the tenor, the specific price conditions and the amount. In general, in transactions between one and three years, bilateral credits are used with correspondent banks and syndicated loans. For operations exceeding these terms, we access the capital markets through bonds. The price conditions and the size of the transaction will determine if the issuance will be carried out in the domestic or in the foreign market.

On the other hand, our funding strategy considers not having currency mismatches and, therefore, for operations carried out in foreign markets to finance operations in local currency, derivatives are used to transform the foreign currency into local currency. Any mismatch of currencies presented on the balance sheet is measured in our currency risk reports that are daily calculated.

Within this context, in 2016 we issued bonds in the local markets and also financed operations in the external market. The funds we have raised allowed us to increase our liquidity reserves and refinance maturities.

Among the most noteworthy milestones are the following issuances in the Chilean market both in UF and CLP:

Ticker	Currency	Total amount issued	Bonus maturity	Weighted average interest rate of the issuances
BCORBX0914	CLP	43,000,000,000	01.SEP.2021	5.28%
BCORCA0914	CLP	100,000,000,000	01.SEP.2024	5.34%
BCORAL0710	UF	4,000,000	01.JUL.2023	UF + 2.40%
BCORAN0710	UF	6,500,000	01.JUL.2025	UF + 2.58%
BCORAO0710	UF	8,500,000	01.JUL.2026	UF + 2.65%

As for our New York Branch, 2016 was a transition year. The institutional funding structure was modified. Our interbank funding increased its relevance within our funding structure and our Yankee CD program remained stable. At the same time, we increased the average term of these liabilities, maintaining a competitive cost structure. On the other hand, our New York branch obtained a higher yield on our cash reserves through the Federal Reserve hike of interest rates. We also increased our transactional customers’ deposits, maintaining our focus on sight balances and time deposits in New York. With this strategy we focused on those customers that deliver a greater return. We also continued to grow in the Peruvian market, which became the most important country for institutional funding in 2016.

Likewise, our Colombian subsidiary obtains its financing through the institutional market (Instituciones Financieras or IFIs) with a penetration close to 48% including bonds, wholesale banking with 30% and retail banking with 22%. The IFIs’ deposits are mainly concentrated in the period with 93%, while the liabilities of the wholesale and retail banking are concentrated 52% in interest-bearing sight deposits and 12% in non-interest-bearing sight deposits.

In addition to the factors permanently evaluated for the selection of our sources of funding according to our guidelines, liquidity management in Colombia includes market particularities such as levels of market concentration, the level of participation of individuals in the banking industry, and participation of the Central Government in the liquidity of the system, among others.

During the last six months of 2016, Corpbanca Colombia made adjustments to increase structural sources of funds through a decrease in the concentration of sight deposits and an increase in the duration of deposits of IFIs. As part of this plan, the internationalization process was initiated through the structuring of a syndicated loan with expected disbursement in March 2017. In the Panamanian unit, due to the limitations of the international license, the sources of funding come exclusively from individuals and institutions who are not nationals or residents in Panama. Sight deposits are mainly related to foreign trade operations (legal entities) and term deposits (individuals). Higher liquidity reserves are maintained due to the limitation of alternative sources of resources and the degree of natural concentration of sources of funding.

Capital

As of December 31, 2016, our shareholders’ equity was in excess of that required by Chilean regulatory requirements. According to the Chilean General Banking Act, a bank must have an effective net equity of at least 8% of its risk-weighted assets, net of required reserves, and paid-in capital and reserves (basic capital) of at least 3% of its total assets, net of required reserves. Nevertheless when approving the Merger, the SBIF required that Itaú Corpbanca must have an effective net equity of at least 10% of its risk-weighted assets, net of required reserves.

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

Basic capital is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital, except that does not deduct goodwill nor intangible assets.

Reserves

Under the Chilean General Banking Act, a bank must have a minimum paid-in capital and reserves of UF 800,000 (Ch$21,078.4 million or US$31.5 million as of December 31, 2016). However, a bank may begin its operations with 50% of such amount, provided that it has a total capital ratio (defined as effective net equity as a percentage of risk weighted assets) of not less than 12%. When such bank’s paid-in capital reaches UF600,000 (Ch$15,808.8 million or US$23.6 million as of December 31, 2016) the total capital ratio required is reduced to 10%.

The following table sets forth our minimum capital requirements as of the dates indicated. See Note 34 to our consolidated financial statements included herein for a description of the minimum capital requirements.

	As of December 31,
	2015	2016
	(in millions of constant Ch$ except for percentages)
Net capital base	792,503	3,173,516
3% total assets net of provisions	(293,014)	(957,058)

Excess over minimum required equity	499,489	2,216,458

Net capital base as a percentage of the total assets, net of provisions	8.11%	9.95%
Effective net equity	871,029	3,252,175
8% of the risk-weighted assets	(587,087)	(1,855,600)

Excess over minimum required equity	283,942	1,396,575

Effective equity as a percentage of the risk-weighted assets	11.9%	14.0%

Our capital ratio levels increased from 11.9% to 14.0% between 2015 and 2016, following the Merger. Our 2015 ratios were impacted because our shareholders, together with approving the Merger, approved a special dividend distribution in the amount of Ch$239.86 billion that was paid on July 1, 2015, equivalent to 100% of former Corpbanca’s retained earnings.

Financial Investments

The following tables set forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2015 and 2016. Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held to maturity.

	As of December 31,
	2015	2016
	(in millions of Ch$)
Held-for-trading:

Chilean Central Bank and Government securities:
Chilean Central Bank bonds	1,583	8,349
Chilean Central Bank notes	—	—
Other Chilean Central Bank and Government securities	4,828	17,855

Other National institution securities:
Bonds	—	786
Notes	—	—
Other securities	—	12,608

Foreign institution securities:
Bonds	—	547,499
Notes	—	—
Other securities	—	11,727

Mutual funds investments
Funds managed by related organizations	11,354	33,733
Funds managed by third parties	—	—

Total	17,765	632,557

	As of December 31,
	2015	2016
	(in millions of Ch$)
Available-for-sale

Chilean Central Bank and Government securities
Chilean Central Bank securities	218,757	901,239
Chilean Treasury bonds	32,112	272,734
Other Government securities	—	—

Other financial instruments
Promissory notes related to deposits in local banks	31,193	397,898
Chilean mortgage finance bonds	—	76
Chilean financial institutions bonds	230,448	2,607
Other local investments	—	32,230

Financial instruments issued abroad
Foreign governments and central bank instruments	—	284,444
Other foreign investments	—	162,882
Impairment provision	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—
Other investments	2,475	19,967
Impairment provisions	—	—

Total	514,985	2,074,077

	As of December 31,
	2015	2016
	(in millions of Ch$)
Held to maturity

Chilean Central Bank and Government securities
Chilean Central Bank securities	—	—
Chilean Treasury bonds	—	—
Other Government securities	—	—

Other financial instruments
Promissory notes related to deposits in local banks	—	—
Chilean mortgage finance bonds	—	—
Chilean financial institutions bonds	—	—
Other local investments	—	—

Financial instruments issued abroad
Foreign governments and central bank instruments	—	226,433
Other foreign investments	—	—
Impairment provision	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—
Other investments	—	—
Impairment provisions	—	—

Total	—	226,433

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

2016
January	—	—	—	—
February	—	—	—	—
March	—	—	—	—
April	—	—	—	—
May	—	—	—	—
June	—	—	—	—
July	—	—	—	—
August	—	—	—	—
September	—	—	—	—
October	—	—	—	—
November	—	—	—	—
December	—	—	—	—

Our total financial instruments as a percentage of total assets increased from 6.4% as of December 31, 2015 to 10.2% as of December 31, 2016 due to an increase of 459.9% in total financial instruments as a consequence of the consolidation of former Corpbanca.

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2016:

Held—for—trading	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Central Bank and Government securities:
Chilean Central Bank securities	1,066	1.6	482	5.4	4,846	4.2	1,955	4.5	8,349
Chilean Central Bank notes	—	—	—	—	—	—	—	—	—
Others Government securities	38	1.0	17,475	4.8	342	3.8	—	—	17,855

Other national institution securities:
Bonds	—	—	—	—	—	—	786	4.3	786
Notes	—	—	—	—	—	—	—	—	—
Other securities	—	—	12,608	0.3	—	—	—	—	12,608

Foreign institution securities:
Bonds	255,311	7.5	230,597	6.5	49,216	6.1	12,375	6.4	547,499
Notes	—	—	—	—	—	—	—	—	—
Other securities	2,992	7.4	3,683	4.7	—	—	5,052	—	11,727

Mutual fund investments:
Funds managed by related organizations	33,733	9.6	—	—	—	—	—	—	33,733
Funds managed by third parties	—	—	—	—	—	—	—	—	—

Total Held—for—trading	293,140	7.7	264,845	6.0	54,404	5.9	20,168	4.5	632,557

Available—for—sale	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Chilean Central Bank and Government securities:
Chilean Central Bank securities	—	—	901,239	3.2	—	—	—	—	901,239
Chilean treasury bonds	—	—	216,488	2.8	53,038	2.4	3,208	2.4	272,734
Others Government securities	—	—	—	—	—	—	—	—	—

Other financial instruments:
Promissory notes related to deposits in local banks	—	—	397,898	0.4	—	—	—	—	397,898
Chilean mortgage finance bonds	—	—	55	3.3	21	3.2	—	—	76
Chilean financial institution bonds	—	—	2,607	1.9	—	—	—	—	2,607
Other local investments	—	—	32,230	4.2	—	—	—	—	32,230

Financial instruments issued abroad:
Foreign Government and central bank instruments	47,847	6.3	154,455	5.5	82,142	5.0	—	—	284,444
Other foreign investments	92,574	6.9	64,096	12.8	6,212	11.3	—	—	162,882
Impairment provision	—	—	—	—	—	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other foreign investments	19,967	—	—	—	—	—	—	—	19,967
Impairment provision	—	—	—	—	—	—	—	—	—

Total	160,388	5.8	1,769,068	3.1	141,413	4.3	3,208	2.4	2,074,077

Held to maturity	Within one year	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
(in millions of Ch$, except for percentages)
Chilean Central Bank and Government securities:
Chilean Central Bank securities	—	—	—	—	—	—	—	—	—
Chilean treasury bonds	—	—	—	—	—	—	—	—	—
Other Government securities	—	—	—	—	—	—	—	—	—

Other financial instruments:
Promissory notes related to deposits in local banks	—	—	—	—	—	—	—	—	—
Chilean mortgage finance bonds	—	—	—	—	—	—	—	—	—
Chilean financial institution bonds	—	—	—	—	—	—	—	—	—
Other local investments	—	—	—	—	—	—	—	—	—

Financial instruments issued abroad:
Foreign government and central bank instruments	209,408	5.4	16,791	7.7	234	4.1	—	—	226,433
Other foreign investments	—	—	—	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—	—	—	—

Total	209,408	5.4	16,791	7.7	234	4.1	—	—	226,433

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

Cash Flow

The tables below set forth information about our main sources and uses of cash. No legal or economic restrictions exist on the ability of our Chilean subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations in the Chilean Corporations Law regarding loans to related parties, and dividend payments. In addition, no legal or economic restrictions exist on the ability of our Colombian subsidiaries to transfer funds to us in the form of cash dividends. However, in the case of Corpbanca Colombia, for the following four to five years there is a possibility that shareholders may vote to capitalize such dividends in order to meet current capital adequacy requirements following Basel standards, as they did in respect of 2013 dividends, 2014 dividends and 2015 dividends. Corpbanca Colombia may also transfer funds to Itaú Corpbanca in the form of loans, as long as they abide by the regulations in the Colombian financial law regarding loans to related parties. Colombian subsidiaries (other than Corpbanca Colombia) may not transfer funds to us in the form of loans, due to their limited corporate purpose.

Net Cash (Used in) Provided by Operating Activities

	For the Year Ended December 31,
	2015	2016
	(in millions of constant Ch$ as of December 31, 2016)
Net cash (used in) provided by operating activities	(421,705)	(978,898)

Our net cash used in operating activities for the year ended December 31, 2016 increased from Ch$421,705 million in 2015 to Ch$978,898 million in 2016. This increase in net cash provided by operating activities was mainly due to the repayment of foreign borrowings.

Net Cash (Used in) Investing Activities

	For the Year Ended December 31,
	2015	2016
	(in millions of constant Ch$ as of December 31, 2016)
Net cash used in investing activities	(16,481)	1,589,074

Our net cash used in investing activities increased from a negative Ch$16,481 million for the year ended December 31, 2015 to Ch$1,589,074 million for the year ended December 31, 2016. This increase in net cash used in investing activities was mainly due to an increase in cash and cash equivalents resulting from the Corpbanca integration.

Net Cash Provided by Financing Activities

	For the Year Ended December 31,
	2015	2016
	(in millions of constant Ch$ as of December 31, 2016)
Net cash provided by financing activities	413,217	874,784

Our net cash provided by financing activities increased from Ch$413,217 million for the year ended December 31, 2015 to Ch$874,784 million for the year ended December 31, 2016. This 111.7% increase in net cash provided by financing activities was mainly due to increases in issued instruments and in capital.

Deposits and Other Borrowings

The following table sets forth our average month-end balance of our liabilities for the years ended December 31, 2015 and 2016, in each case together with the related average nominal interest rates paid thereon.

	As of December 31,
	2015			2016
	Average Balance	Interest Paid	Average Normal Rate	Average Balance	Interest Paid	Average Normal Rate
	(in millions of Ch$ except for percentages)
Time deposits	3,875,906	160,901	4.2%	9,884,092	459,381	4.6%
Central Bank borrowings	—	—		—	—	—
Repurchase agreements	57,267	1,772	3.1%	400,252	48,086	12.0%
Mortgage finance bonds	28,123	2,187	7.8%	71,742	4,241	5.9%
Bonds	1,245,617	93,555	7.5%	4,205,997	231,053	5.5%
Other interest bearing-liabilities	1,256,116	20,277	1.6%	4,029,170	127,267	3.2%

Subtotal interest-bearing liabilities	6,463,029	278,692	4.3%	18,591,253	870,028	4.7%

Non-interest bearing liabilities:
Non-interest bearing deposits	287,043			1,898,469
Derivatives	307,854			845,920
Other non-interest bearing liabilities	291,216			603,382
Shareholders’ equity	761,929			2,806,690
Subtotal non-interest bearing liabilities	1,648,042			6,154,461

Total	8,111,071	278,692		24,745,714	870,028

Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy. Our most important source of funding is our time deposits. Time deposits represented 53.2% of our average interest bearing liabilities for the year ended December 31, 2016. We continue to place special emphasis on increasing deposits from retail customers, which consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us. Our total checking accounts and other demand liabilities increased by 353.8% as of December 31, 2016 compared to December 31, 2015. To the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of letters of credit loans in Chile’s domestic capital markets. Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not currently conduct any significant research and development activities.

D.	TREND INFORMATION

Our net interest income for the year ended December 31, 2016 increased to Ch$639,175 million, or by 186.25%, when compared to the year ended December 31, 2015. Generally, our net interest income is positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income is negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Currently, we have more UF-denominated assets than liabilities.

Our operating income depends significantly on our net interest income. For the years ended December 31, 2015 and 2016, net interest income over total operating income represented 64.83% and 73.17%, respectively. Changes in market interest rates may affect the interest rates earned on our interest-earning assets and the interest rates paid on our interest bearing liabilities, which may result in a further reduction in our net interest income.

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

Also see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

E.	OFF-BALANCE SHEET ARRANGEMENTS

We are party to transactions with off-balance-sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements and include commitments to extend credit. These commitments include contractual arrangements to which an unconsolidated entity is a party, under which Itaú Corpbanca has:

•	Any obligation under certain guarantee contracts;

•	A retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;

•	Any obligation under certain derivative instruments;

•	Any obligation under a material variable interest held by Itaú Corpbanca in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to Itaú Corpbanca, or engages in leasing, hedging or research and development services Itaú Corpbanca.

Such commitments are agreements to lend money to a customer at a future date, subject to the customer’s compliance with contractual terms. Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements. The aggregate amount outstanding of these commitments was Ch$13,693,842 million as of December 31, 2016.

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

The total amount of contingent loans held off balance sheet as of December 31, 2015 and 2016 was Ch$2,292,081 million and Ch$5,310,136 million, respectively. Contingent loans are considered in the calculation of risk weighted assets and capital requirements as well as for credit risk reserve requirements.

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

In addition to the scheduled maturities of our contractual obligations which are included under “—Liquidity and Capital Resources—Sources of Liquidity” above, as of December 31, 2016, we also had other commercial commitments which mainly consist of open and unused letters of credit, together with guarantees granted by us in Ch$, UF and foreign currencies (principally U.S. dollars). We expect most of these commitments to expire unused.

The following table includes both the accrued interest and the interest expense projected over time of each contractual obligation as of December 31, 2016. For variable rate debt and interest rate swaps and other derivatives, where applicable, the interest rates upon which we based our contractual obligations going forward are based on the applicable forward curves. For any cross-currency swaps or other derivatives as applicable, the foreign currency exchange rate used was spot.

Contractual Obligations (*)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Ch$)
Time deposits and saving accounts	9,108,950	1,139,025	130,722	1,938,961	12,317,658
Deposits and other demand liabilities	4,453,191	—	—	—	4,453,192
Bank obligations	1,921,451	109,668	98,709	328,524	2,458,353
Investments under repurchase agreements	619,218	—	—	—	619,218
Issued debt instruments	722,373	1,664,555	1,098,225	6,297,495	9,782,648
Other financial liabilities	(194,188)	140,997	126,842	322,304	395,955
Financial derivative contracts (all speculative and hedging instruments)	(13,790)	(46,999)	(43,652)	(116,076)	(220,517)
Total contractual obligations	16,617,205	3,007,246	1,410,846	8,771,208	29,806,504

(*)	The variable rates projections are obtained from the FRA rates of the respective projection curves. The parities used to convert the amounts to Chilean pesos correspond to the accounting parities used in the referred date.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

We are managed by our CEO (Gerente General) under the direction of our board of directors, which, in accordance with the Company’s by-laws, consists of 11 directors and two alternates who are elected at our annual ordinary shareholders’ meetings. Pursuant to the provisions of our bylaws, members of the board of directors are generally elected for three-year terms. All of the members of the board of directors were elected on April 11, 2016 for a three-year period, except for Mr. Vassimon, Mr. Samhan and Mr. Bucher, who were initially appointed by our board of directors on November 15, 2016, September 27, 2016 and February 23, 2017, respectively, and were confirmed as members of the board in the last annual ordinary shareholders’ meeting held on March 27, 2017. Cumulative voting is permitted for the election of directors. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. Our principal executive officers are appointed by the board of directors and the CEO and hold their offices at the discretion of the board of directors and the CEO. Scheduled meetings of the board of directors are held monthly. Extraordinary meetings can be held when called by the Chairman of the board of directors, by one or more directors with the prior approval of the Chairman of the board of directors, or by five directors. None of the members of our board of directors has a contract or agreement which entitles any director to any benefits upon termination of employment with us.

Our current directors are as follows:

Directors	Position	Age
Jorge Andrés Saieh Guzmán	Chairman and director	46
Ricardo Villela Marino	Vice chairman and director	42
Jorge Selume Zaror	Director	65
Fernando Aguad Dagach	Director	57
Gustavo Arriagada Morales	Director	63
Eduardo Mazzilli de Vassimon	Director	58
Boris Buvinic Guerovich	Director	57
Andrés Bucher Cepeda	Director	53
Pedro Samhan Escandar	Director	66
Fernando Concha Ureta	Director	57
João Lucas Duchene	Director	61
José Luis Mardones Santander	Alternate director	66
Camilo Morales Riquelme	Alternate director	59

Jorge Andrés Saieh Guzmán became a director on August 25, 1998. On February 2, 2012, Mr. Saieh Guzmán became the chairman of our board of directors. Mr. Saieh Guzmán also serves as the chairman of the board of directors for Consorcio Periodístico de Chile S.A. Mr. Saieh Guzmán has also served as the vice chairman of the board of AFP Protección, as a member of the board of AFP Provida, as member of the board of the Chilean National Press Association and as a member of the board of our former affiliate, Corpbanca Venezuela. Mr. Saieh Guzmán also serves similar positions on a variety of different boards. Mr. Saieh Guzmán received a B.A. in Business and Administration and graduated from the Universidad Gabriela Mistral. Mr. Saieh Guzmán holds a Masters in Economics and a Master in Business and Administration from the University of Chicago. Alvaro Saieh Bendeck is the father of Mr. Saieh Guzmán.

Ricardo Villela Marino became a director on April 11, 2016. Mr. Marino has served Itaú Unibanco Group as a Vice President of Itaú Unibanco since August 2010. He served as Executive Officer (September 2006 to August 2010), Senior Managing Director (August 2005 to September 2006), Managing Director (December 2004 to August 2005) at Itaú Unibanco. He has served as an Alternate Member of the Board of Directors of Itaúsa since April 2011. He has served as an Alternate Member of the Board of Directors of Duratex S.A., Elekeiroz S.A. and Itautec S.A. since April 2009. He was President of the Latin American Federation of Banks (FELABAN) (2008 to 2010). He has a B.A. degree in Mechanical Engineering from the Polytechnic School of USP in Brazil and a Master degree in Business Administration from MIT Sloan School of Management.

Jorge Selume Zaror became a director on May 23, 2001. Mr. Selume also serves as director of the board, among others, for Clínica Indisa, Andean Region – Laureate International, Universidad Andrés Bello, Universidad Las Americas, Instituto Profesional AIEP and Blanco y Negro. Prior to this, Mr. Selume was a director on the board of directors of Banco Osorno y La Unión, a director of the government budget office of Chile, chairman of our former affiliate Corpbanca Venezuela and the CEO of Corpbanca between 1996 and 2001. Mr. Selume received a B.A. in Business and Administration and graduated from the Universidad de Chile. Mr. Selume holds a Masters in Economics from the University of Chicago.

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

Eduardo Mazzilli de Vassimon became a director on November 15, 2016. Mr. Vassimon has held several positions within the Itaú Unibanco Group including Vice President of Itaú Unibanco Holding (April 2015 to December 2016); Vice President of Itaú Unibanco since March 2013 and Member of the Board of Directors (November 2004 to April 2015) and CEO (since December 2016) of Banco Itaú BBA S.A. He also served as Vice President of Banco Itaú BBA S.A. (November 2004 to December 2008), and was responsible for the international, financial institutions, products, client desk and treasury departments. He has served as General Manager of Itaú Unibanco (1980 to 1990). He served as a member of the Board of Directors at Investimentos Bemge S.A. since February 2013. He worked as Deputy Foreign Exchange Director (1990 to 1991) and as International Unit Director (1992 to 2003) of Banco BBA-Creditanstalt S.A. He has a B.A. in Economics from the School of Economics of USP (1980) and in Business Administration from FGV (1980). He also holds Master degrees from the São Paulo Business Administration School of FGV (1982) and from École dês Hautes Études Commerciales (1982) in France.

Boris Buvinic Guerovich became a director on April 11, 2016. Mr. Buvinic served as Country Manager of Banco Itaú Chile (2006-2016) and BankBoston Chile (2003-2006). Since 1990 he has had a leading role in launching the business of retail banking in Chile, mainly through Banco Santiago which is now Santander Chile, where he worked for 11 years, finally serving as Director of Marketing and Sales. He participated as a member of the board of the Association of Banks and Financial Institutions of Chile (Asociación de Bancos e Instituciones Financieras de Chile). Mr. Buvinic holds a degree in Commercial Engineering from Universidad Católica de Valparaíso, Chile. He participated in the program for CEO training at the Kellogg School of Management.

Andrés Bucher Cepeda became a director on February 23, 2017. Mr. Bucher has held numerous senior management positions in the Chilean financial industry in the past 28 years. He has served as Banchile Corredores de Bolsa’s Chief Executive Officer since November 2012. Mr. Bucher previously worked as the Investment Banking and Capital Markets Division Manager at Banco de Chile beginning in 2008. Before that, Mr. Bucher was Investment Banking head for Citigroup Chile, where he worked for more than 19 years. Mr. Bucher holds a degree in industrial civil engineering from the Pontificia Universidad Católica de Chile and an MBA from The Wharton School at the University of Pennsylvania.

Pedro Samhan Escandar became a director on September 27, 2016. Mr. Samhan was formerly a member of the Board of Citibank in Panama and Costa Rica. Before that, he was the CFO of Banco de Chile and the CFO of Banco de Chile. Before that, he was appointed as director of Banchile Trade Services Limited. Previously, Mr. Samhan was the CFO of Citigroup Chile for several years. He served as a member of the board of directors of Cruz Blanca Seguros de Vida from 1994 to 1997, AFP Habitat from 1996 to 2006 and Compañía Minera Las Luces from 1994 to 1996. Mr. Samhan was CFO of Citicorp for Caribbean and Central America from 1990 to 1993 and investment banking head of Citicorp Chile from 1988 to 1990. Mr. Samhan holds a degree in civil industrial engineering from Universidad de Chile.

Fernando Concha Ureta became a director on April 11, 2016. Mr. Concha is a co-founding partner at Falcom Capital. He has more than 30 years of experience in the financial industry in Chile and the region. While at Citigroup, he held several leading positions, including Banamex Corporate Director of Treasure Operations, CEO at Citibank Chile and CEO of the Andean Cluster and Central America, among others. In addition, he has also represented Citi as member in several boards and committees, such as Banco de Chile Board, among others. He holds a degree in Business from the Pontificia Universidad Católica de Chile.

João Lucas Duchene became a director on April 11, 2016. Mr. Duchene is Head of the Banking Advisory Group at the International Finance Corporation (IFC). Before joining IFC in 2002, he was Head of Risk Management for the Brazil and Northern Latin American Region of BankBoston, based in São Paulo. He participated actively in the Risk Management Commission of the Brazilian banking association Febraban. Mr. Duchene holds a degree in Production Engineering at Escola Politecnica da Universidade de São Paulo.

José Luis Mardones Santander became a director on March 7, 2013 and alternate director on April 11, 2016. Mr. Mardones currently serves as partner and director of Mardones y Marshall Consultores, alternate independent director of Itaú Corpbanca and as director of Corporación CESCO (Centro de Estudios del Cobre y la Minería). Mr. Mardones previously served as chairman of the board of directors of Banco del Estado de Chile, chairman of Empresa Portuaria Valparaíso, director of Metro Regional de Valparaíso (Merval), Empresa Portuaria San Vicente, Instituto de Estudios Bancarios and of certain affiliates of Enami and Colbún. He received a civil engineering degree from the Universidad de Chile as well as a Masters in Law and Diplomacy and an International Studies Ph.D. from Tufts University, The Fletcher School of Law and Diplomacy.

Camilo Morales Riquelme became an alternate director on April 11, 2016. Mr. Morales worked for 10 years in the SBIF serving in the Department of Studies between 1982 and 1990. He has also held different positions in Chilean companies, such as Empresa Nacional de Minería, Banco Santiago, Midway Guaranty S.A. (Subsidiary of Oppenheimer and Co.), Santander Investment, Banco Bhif and Corpbanca, among others. Mr. Morales has been professor and lecturer in the Faculty of Economics of Universidad de Santiago, Universidad de Chile and Universidad Gabriela Mistral and has authored different publications related to the banking industry. Mr. Morales holds a B.A. in Business and Administration and an Economics Degree from Universidad de Chile and a Master of Arts in Economics from the University of Minnesota.

Our current Executive Officers are as follows:

Executive Officer	Position	Age
Milton Maluhy Filho	Chief Executive Officer	40
Gabriel Amado de Moura	Chief Financial Officer	41
Christian Tauber Domínguez	Corporate Director – Wholesale Banking	45
Julián Acuña Moreno	Corporate Director – Retail Banking	51
Pedro Silva Yrarrázaval	Corporate Director – Treasury	55
Rogério Carvalho Braga	Corporate Director – Marketing & Products	61
Mauricio Baeza Letelier	Chief Risk Officer	54
Luis Antônio Rodrigues	Corporate Director – IT & Operations	52
Cristián Toro Cañas	General Counsel	46
Marcela Leonor Jiménez Pardo	Corporate Director – Human Resources	40
Marcio Gonçalves Palestra (I)	Comptroller*	44
Felipe Cuadra Campos	Compliance Officer*	41
Fernando Burgos Concha	General Manager – New York Branch	61
Alvaro De Alvarenga Freire Pimentel	Chief Executive Officer – Banco Corpbanca Colombia	46

*	Each of Mr. Marcio Palestra and Mr. Felipe Cuadra Campos reports to the audit committee. Mr. Cuadra Campos coordinates with senior management through the Chief Risk Officer.

Milton Maluhy became the CEO on April 1, 2016. Mr. Maluhy joined Itaú Unibanco in 2002 and became a partner in 2010. Previously, he was CEO of Rede S.A. (former Redecar S.A.), a card processing subsidiary, and Executive Director at Itaú Unibanco, responsible for the management of the credit card segment and retail store alliances. Previously, he worked at Itaú BBA, holding leadership positions in areas such as international, products, operations, treasury, and trading desk. Prior to joining the bank, he worked at J.P. Morgan, Crédit Commercial de France (CCF Brazil) and Lloyds TSB. Mr. Maluhy holds a B.A. in Business Administration from Fundação Armando Álvares Penteado – FAAP.

Gabriel Amado de Moura became CFO of Itaú Corpbanca on April 1, 2016. Mr. Moura joined Itaú Unibanco in 2000 and became an associate partner in 2010. He has more than 21 years of experience in asset management, risk management, finance and M&A. Mr. Moura held the position of Chief Investment Officer for Itaú’s pension funds, endowments and insurance businesses. He was also Chief Risk Officer for Wealth Management as well as member of the board of directors of different companies in Brazil and abroad. Prior to joining the bank, he worked at BBVA Asset Management and Itaú Bankers Trust. Mr. Moura holds a M.B.A. from the Wharton School at the University of Pennsylvania.

Christian Tauber Domínguez became corporate director of Wholesale Banking in October 2016. Previously, he served as Corporate Banking director in BBVA. He joined Banco Itaú Chile in October 2007 as the Corporate Banking manager, and from 2011 to 2016 he served as the Corporate Banking manager of Itaú Chile. In 2016 Mr. Tauber took office as the Corporate Manager of Corporate Banking. Mr. Tauber received a B.A. in Business and Economics from the Pontificia Universidad Católica de Chile.

Julián Acuña Moreno became corporate director of Retail Banking in September 2016. Mr. Acuña has vast experience in both national and international banking, having worked as Commercial Division Manager in Chile and in Colombia in Banco Santander-Chile and in Banco Santander Colombia, respectively. Mr. Acuña holds an Accountant Auditor degree from the Universidad Diego Portales, Chile.

Pedro Silva Yrarrázaval became corporate director of Treasury on April 1, 2016. Between October 2006 and March 2016, Mr. Silva held the same position at Corpbanca. Mr. Silva previously served as CEO of our subsidiary Corpbanca Administradora General de Fondos S.A. (Asset Management). Mr. Silva received a B.A. in Business and Administration from the Universidad de Chile. Mr. Silva also received a M.B.A. from the University of Chicago.

Rogério Carvalho Braga became corporate director of Marketing & Products on April 1, 2016. During his career in the Itaú group, he led various business areas such as Premium Bonds, Individuals, Payroll Loans, Marketing, Channels, Personal Banking Products, Vehicle Financing, and Commercial Branches. Before joining Itaú Unibanco, Mr. Braga worked for six years in AIG (American International Group) in New York and Lisbon, and for 11 years with the Moreira Sales group, in charge of the food industry sector. Mr. Braga received a law degree from the Pontificia Universidad de Católica de Sao Paulo and an M.B.A. from Pepperdine University.

Mauricio Baeza Letelier became Chief Risk Officer in September 2016. With almost 30 years of experience in the banking industry, Mr. Baeza Letelier has held diverse executive positions in risk management areas of local banking institutions. During the last five years he was the Manager of Corporate Risk of Banco de Chile, while leading the Risk Committee of the Bank and Financial institution Association of Chile (Asociación de Bancos e Instituciones Financieras de Chile). Mr. Baeza received an undergraduate degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

Luis Antônio Rodrigues became Corporate Director of IT & Operations on April 1, 2016. Mr. Rodrigues has been a director of Itaú Unibanco since 2004, a partner since 2010 and an executive director since 2011. He initiated his career in the Itaú group 32 years ago, and participated on the technology side of every merger and acquisition of the group (Banco Francês e Brasileiro, Banerj, Bemge, Banestado and BankBoston), as well as having a key role in the system integration of Itaú and Unibanco.

Cristián Toro Cañas became General Counsel in June 2016. Mr. Toro worked for more than 10 years in Citibank Chile, acting as general counsel since 2004. In 1999 he worked in Shearman & Sterling in New York. In 2008 he joined Lan Airlines as legal vice-president. After the merger of Lan and Tam, he continued to work as legal vice-president and as the secretary of the board of directors of Latam Airlines Group. Mr. Toro received a law degree from the Pontificia Universidad de Católica de Chile and an LLM from the New York University School of Law.

Marcela Leonor Jiménez Pardo became Corporate Director of Human Resources in April 2016. Between July 2012 and March 2016 she held the same position at Corpbanca. Previously, she served in the Global Banking Consulting Group at Banco de Chile from 2008 to 2012. Ms. Jiménez received an undergraduate degree in Philology from the Pontificia Universidad Católica de Chile. She also holds a postgraduate degree in Human Resources Management from the Adolfo Ibáñez.

Marcio Gonçalves Palestra (I) became our Interim Comptroller in January 2017. Previously, Mr. Palestra served as Senior Audit Manager at Itaú Corpbanca and at Itaú Unibanco Brazil, from 2008 to 2016. He also served as Audit Manager at BankBoston and Auditor at Banco Real, totaling 28 years of experience in the banking industry. Mr. Palestra received an undergraduate degree in Business Administration (Universidade Cidade de São Paulo) and also received a Master in Information Technology (Fundação Getulio Vargas).

Felipe Cuadra Campos became Chief Compliance Officer on April 1, 2016. Between October 2013 and March 2016 he held the same position at Corpbanca. Previously, he served as Corporate Attorney at CorpGroup Holding from 2010 to 2013 and as Senior Attorney at Corpbanca from 2006 to 2009. Between 2002 and 2005 Mr. Cuadra served as an attorney at Corpbanca. Mr. Cuadra received a law degree from the Universidad Gabriela Mistral (Chile) and also received a Master of Laws in Taxation from Universidad Adolfo Ibáñez (Chile).

Fernando Burgos Concha became General Manager of Itaú Corpbanca’s New York Branch on April 1, 2016. Between June 2010 and March 2016 he held the same position at Corpbanca. Previously, Mr. Burgos served as Manager of the International Area of Corpbanca for a period of seven years. Previously, he held several positions within Corpbanca and its parent, CorpGroup Banking S.A. Mr. Burgos received a Bachelor of Science in Management from the U.S. Air Force Academy, Colorado Springs.

Alvaro De Alvarenga Freire Pimentel became CEO of Banco Corpbanca Colombia on January 1, 2017. Previously, Mr. Pimentel held different positions during his 20 years with the group in Corporate Banking and the General Operation and Technology areas. He is a partner of Itaú Unibanco. Mr. Pimentel received a degree in Economics from the Universidad de Campinas and an Executive MBA in Finance from the Insper, both in Brazil.

B.	COMPENSATION

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the individual compensation of our directors or officers. For the year ended December 31, 2016, we paid fees to each of our directors in the amount of UF100 per month and the chairman UF600 per month. No amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers. In the annual ordinary shareholders’ meeting held on March 27, 2017, the board of directors agreed to continue to pay each director UF100 per month and the chairman UF600 per month. We also engage in transactions with companies controlled by certain of our directors under the applicable requirements of the Chilean Corporations Act. See “Item 7.B. Related Party Transactions.” In the year ended December 31, 2016, we paid our senior management and directors an aggregate of Ch$24,313 million. Chilean law does not require us to have a compensation committee.

C.	BOARD PRACTICES

The period during which the directors have served in their office is shown in the table under Section A of this Item 6. The date of expiration of the current term of office is shown in the table below:

Director	Date of Expiration of Term
Jorge Andrés Saieh Guzmán	April 2019
Ricardo Villela Marino	April 2019
Jorge Selume Zaror	April 2019
Fernando Aguad Dagach	April 2019
Gustavo Arriagada Morales	April 2019
Eduardo Mazzilli de Vassimon	April 2019
Boris Buvinic Guerovich	April 2019
Andrés Bucher Cepeda	April 2019
Pedro Samhan Escandar	April 2019
Fernando Concha Ureta	April 2019
João Lucas Duchene	April 2019
José Luis Mardones Santander	April 2019
Camilo Morales Riquelme	April 2019

Pursuant to the provisions of our bylaws, the members of the board are generally renewed every three years, based on length of service and according to the date and order of their respective appointments. In the Annual Ordinary Shareholders’ Meeting held on March 11, 2016, the board of directors of former Corpbanca was renewed in its entirety and after the Itaú -Corpbanca Merger five of them were confirmed and the remaining eight were newly appointed at the Extraordinary Shareholders’ Meeting held on April 11, 2016.

BOARD COMMITTEES

Audit Committee

Our board of directors maintains an audit committee which is currently comprised of five members, including two directors, one alternate director and two non-director members. The current members of the audit committee are Messrs. Andrés Bucher Cepeda, who chairs it, Gustavo Arriagada Morales, Camilo Morales Riquelme, Juan Echeverría González and Diego Fresco Gutiérrez.

A description of the experience and qualifications for Messrs. Andrés Bucher Cepeda, Gustavo Arriagada Morales and Camilo Morales Riquelme, each of whom is a director of our Company, is included in Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management. Below we include a summary of the experience and qualification for Juan Echeverría González and for Diego Fresco Gutiérrez, who are non-director members of the Audit Committee.

Juan Echeverría González currently serves as Corporate Chief Compliance Officer at CorpGroup. He was previously a partner in charge of Deloitte’s audits of Corpbanca, Banco Osorno y la Unión, Banco Bilbao Vizcaya Argentaria, Chile, Banco del Desarrollo, Banco Internacional, Financiera Condell, Banco Corpbanca Venezuela, and of several services provided to such financial institutions from 1993 to 2012. Mr. Echeverría is currently a director and a member of the audit committee of Banco Corpbanca Colombia, Consorcio Periodístico de Chile (COPESA), Grupo de Radios DIAL S.A., CorpGroup Activos Inmobiliarios S.A., Centro Cultural CorpGroup SpA, and an advisor to the board of directors and audit committee of Compañía Minera San Gerónimo. He has participated in several local and international seminars regarding corporate governance, restructurings and business acquisitions. Mr. Echeverría received a B.A. in Accounting from Universidad de Chile and received two Master degrees from Universidad Adolfo Ibáñez in Business Law and Tax Law. He also holds two Diplomas in Tax Law from Universidad Adolfo Ibáñez.

Diego Fresco Gutiérrez is an independent consultant on complex issues of financial reporting, particularly to companies dually listed in Brazil and in the United States since June 2013. He was a partner at PwC – São Paulo (2000 to June 2013) in the Capital Markets and Accounting Advisory Services area and prior to that held several positions at PwC in Uruguay (1998 to 2000 and 1990 to 1997) and in the United States (1997 to 1998). He has a Bachelor’s degree in Accounting from Universidad de la República Oriental del Uruguay in 1994. He is a Certified Public Accountant registered in the State of Virginia (United States) since 2002 (Registration 27,245) and a Contador registered with the Regional Council of Accountancy of the State of São Paulo. He is a member of the Commission of Governance in Financial Institutions of the Brazilian Institute of Corporate Governance (IBGC) since 2013.

The local regulator for the banking industry (SBIF – Superintendencia de Bancos e Instituciones Financieras) recommends that at least one of the members of the audit committee be experienced with respect to the accounting procedures and financial aspects of banking operations. Moreover, the members of the audit committee are appointed by the board of directors and must be independent according to the criteria set forth by the board of directors, and they cannot accept any payment or other compensatory fee from the Company, other than in their role and responsibility as members of the board of directors, of the audit committee or of other established Committees. All the members of the audit committee receive a monthly remuneration.

The audit committee has one charter that establishes its composition, objectives, roles, responsibilities and extension of its activities. The SBIF requires the audit committee to meet at least every four months and to provide an annual written report to the board of directors informing it of its activities. This report must also be presented to the annual shareholders’ meeting. According to their charter, the audit committee meetings take place at least twice a month.

The main objectives of the audit committee are to oversee the effectiveness of the internal controls established by management, as well as to oversee compliance with laws and regulations. Other specific responsibilities of the audit committee include:

•	propose to the directors’ committee the firm of external auditors and the rating agencies to be engaged;

•	review the reports, content and procedures applied by the rating agencies;

•	approve the annual internal audit plan and its modifications;

•	approve the annual budget, oversee the activities of and evaluate the performance of internal audit, who reports directly to the audit committee;

•	receive and review reports issued by internal auditors;

•	review with management and the external auditors the annual and interim financial statements and report the results to the board of directors;

•	review the reports issued by regulators;

•	be informed about relevant internal frauds or about misconduct cases related to employees; and

•	report to the board of directors changes in accounting policies and its effects.

Directors’ Committee

Our board maintains a directors’ committee which is currently comprised of three members, all of which are considered under Chilean law as independent directors of our board of directors. Also, a fourth director participates as a guest member. The current members of the directors committee are Messrs. Gustavo Arriagada Morales, who chairs it, Fernando Concha Ureta and João Lucas Duchene, as office-holders, and Pedro Samhan as permanent guest.

A description of the experience and qualifications for Messrs. Gustavo Arriagada Morales, Fernando Concha Ureta, Pedro Samhan and João Lucas Duchene, each of whom is a director of the Company is included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

The directors’ committee has bylaws that establish their composition, organization, objectives, duties, responsibilities and extension of its activities. The SBIF requires the directors committee to meet at least every four months and to provide an annual written report to the board of directors informing it of its activities. The report must also be presented to the annual shareholders’ meeting. According to its charter, the directors committee meets once per month.

The directors committee’s responsibilities are, among others:

•	reviewing the reports of the internal and external auditors, the balance sheet and any other financial statements presented by the administration to the shareholders, and to sign-off on it prior to its presentation to the shareholders for approval;

•	recommending external auditors and rating agencies to the board of directors;

•	reviewing operations with related parties and reporting to the board of directors;

•	reviewing the compensation plans of executive officers and principal officers;

•	examining the systems of remuneration and compensation plans for managers, senior executives and employees of the Company;

•	preparing an annual report about its activities, including its main recommendations to shareholders; and

•	other duties required by our bylaws, a shareholders meeting and our board of directors.

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

The committee is composed of five directors and one non-director member. This committee is empowered to engage external consultants. This committee is currently comprised by Mr. Ricardo Villela Marino, who chairs it, and Messrs. Eduardo Mazzilli de Vassimon, Boris Buvinic Guerovich, João Lucas Duchene, José Luis Mardones Santander and Alejandro Ferreiro Yazigi (non-director member).

The committee is regulated by its bylaws, by applicable legal and regulatory rules and by the principles established by the Organization for Economic Co-operation and Development (OECD) as well as those defined by the Basel Committee on Banking Supervision on good corporate governance matters for financial institutions.

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee

This committee is in charge of preventing money laundering and terrorism financing. Its main purposes include planning and coordinating activities to comply with related policies and procedures, staying informed about the work carried out by the Compliance Officer and making decisions on any improvements to control measures proposed by the Compliance Officer. This committee is comprised of two directors, the CEO, the Chief Legal Officer, the Chief Risk Officer, one Area Manager and the Compliance Officer. This committee has the authority to request attendance from any executives or associates that it deems necessary. The committee has regular monthly meetings and holds extraordinary sessions when considered appropriate by any of its members.

Compliance Committee

The purpose of this committee is to monitor compliance with our codes of conduct and other complementary rules, establish and develop procedures necessary for compliance with these codes, interpret, administer and supervise compliance with these rules and resolve any conflicts that may arise. This committee is comprised of two directors, the CEO, the Chief Legal Officer, the Chief of Human Resources and the Compliance Officer.

Assets and Liabilities Committee

The main purpose of this committee is to monitor compliance with the financial guidelines established by our board of directors. In this regard, it approves and follows up on the financial strategies that guide the bank regarding the composition of its assets and liabilities, income and expenditure flows and operations with financial instruments.

Credit Committee

The purpose of this committee is to (i) establish the limits and procedures of the credit policy of the bank and its subsidiaries and to establish approval exceptions for financial decisions exceeding certain thresholds and (ii) evaluate and resolve lending operations in general that are of competence of this committee.

Management and Talent Committee

The purpose of this committee is to determine an objective process to recommend the appointment of the senior management and perform an advisory role in relation with the administration of the senior management, including the right to make non-binding recommendations to the board of directors relating to the compensation, the milestones to be achieved and the evaluation of the CEO and other senior officers. This committee is comprised of four directors and the CEO.

D. EMPLOYEES

As of December 31, 2016, on a consolidated basis, we had 9,607 employees. At the same date, approximately 39.6% of our employees were unionized. All management positions are held by non-unionized employees. We believe that we have good relationships with our employees and the unions to which some of our employees belong. Our employees are covered by collective bargaining agreements, which former Corpbanca entered into on August 1, 2014 and Banco Itaú Chile entered into on January 31, 2014, respectively. Both agreements provide for improved benefits and have a term of four years.

The table below shows our employees by geographic area:

	Year ended December 31,
	2015	2016
Chile	2,549	5,904
Colombia	—	3,675
United States	—	28

Total	2,549	9,607

E. CONTROLLING SHAREHOLDER’S SHARE OWNERSHIP

As of the date hereof, Itaú Unibanco is the sole controlling shareholder of Itaú Corpbanca with a total share of capital of 35.71% through Itaú Unibanco Holding S.A., ITB Holding Brasil Participações Limitada and CGB II SpA, who beneficially own approximately 22.45%, 11.13% and 2.13% of our outstanding shares, respectively.

Our directors and senior managers do not have different or preferential voting rights with respect to those shares they own.

We do not have any arrangements for issuing capital to our employees, including any arrangements that involve the issue or grant of options of our shares or securities.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Our only outstanding voting securities are our common shares. As of March 31, 2017, we had 512,406,760,091 common shares outstanding.

The following table sets forth information with respect to the record and beneficial ownership of our capital stock as of March 31, 2017:

Shareholders	Number of Shares	Percentage of Total Share Capital	Number of Votes	Percentage of Voting and Dividend Rights
Itaú Unibanco	182,956,488,453	35.71%	182,956,488,453	35.71%
Itaú Unibanco Holding S.A.	115,039,610,411	22.45%	115,039,610,411	22.45%
ITB Holding Brasil Participaçoes Limitada	57,008,875,206	11.13%	57,008,875,206	11.13%
CGB II SpA	10,908,002,836	2.13%	10,908,002,836	2.13%

Saieh Family	158,846,095,628	31.00%	158,846,095,628	31.00%

Corp. Group Banking S.A.	137,927,850,073	26.92%	137,927,850,073	26.92%
Cía. Inmob. y de Inversiones Saga SpA (1)	20,918,245,555	4.08%	20,918,245,555	4.08%

IFC	17,017,909,711	3.32%	17,017,909,711	3.32%

Others	153,586,266,299	29.97%	153,586,266,299	29.97%

ADRs holders and Foreign investors	65,601,449,327	12.80%	65,601,449,327	12.80%
AFPs (Administradoras de Fondos de Pensiones)	2,209,460,345	0.43%	2,209,460,345	0.43%
Securities Brokerage	37,843,003,400	7.38%	37,843,003,400	7.38%
Santo Domingo Group	9,817,092,180	1.92%	9,817,092,180	1.92%
Insurance Companies (2)	6,085,105,294	1.19%	6,085,105,294	1.19%
Other minority shareholders (3)	32,030,155,753	6.25%	32,030,155,753	6.25%

Total	512,406,760,091	100%	512,406,760,091	100%

(1)	Includes 182,125,023 shares owned by Saga that are under custody.

As of March 31, 2017, ADR holders (through the depositary) and foreign investors held approximately 14.72% of our total common shares, represented by seven registered shareholders (Deutsche Bank Trust Company Americas - ADRs; Banco de Chile on behalf of non-resident third parties; Itaú Corpbanca on behalf of investors; Banco Santander on behalf of foreign investors; Banco Santander-HSBC Bank PLC London Client Account; Banco Santander-HSBC Global Custody Clients S/C; and Sierra Nevada Investments Chile Dos Limitada). The remaining 85.28% of our total shares were held locally, in Chile, represented by 436,988,218,584 shares held by local shareholders. All of our shareholders have identical voting rights.

Itaú Unibanco Holding S.A., ITB Holding Brasil Participações Limitada and CGB II SpA, accounted for approximately 22.45%, 11.13% and 2.13%, respectively, of our outstanding common shares as of March 31, 2017. Itaú Unibanco Holding S.A., ITB Holding Brasil Participações Limitada and CGB II SpA are each controlled by Itaú Unibanco who is the sole controlling shareholder of Itaú Corpbanca.

Itaú Unibanco and CorpGroup have signed the Itaú CorpGroup Shareholders’ Agreement to determine aspects related to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters. For a description of the Itaú CorpGroup Shareholders’ Agreement and the Transaction Agreement, see “Item 10. Additional Information—C. Material Contracts.”

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

As of December 31, 2015 and 2016, loans to related parties totaled Ch$7,314 million and Ch$233,672 million, respectively, and related party receivables, other than loans, totaled Ch$2,190 million and Ch$91,358 million, respectively. See Note 32 to our financial statements for a more detailed accounting of transactions with related parties.

LOANS TO RELATED PARTIES

As of December 31, 2015 and 2016, loans to related parties were as follows:

As of December 31, 2016	Operating Companies	Investment Companies	Individuals
	(in millions of constant Ch$ as of December 31, 2016)
Loans and receivables to customers:
Commercial loans	117,362	93,170	3,070
Mortgage Loans	—	—	19,568
Consumer Loans	—	—	3,493

Loans and receivables to customers - gross	117,362	93,170	26,131
Provision for loan losses	(2,398)	(396)	(197)

Loans and receivables to customers, net	114,964	92,774	25,934

As of December 31, 2015	Operating Companies	Investment Companies	Individuals
	(in millions of constant Ch$ as of December 31, 2015)
Loans and receivables to customers:
Commercial loans	40	—	831
Mortgage Loans	—	—	5,209
Consumer Loans	—	—	1,245

Loans and receivables to customers - gross	40	—	7,285
Provision for loan losses	—	—	(11)

Loans and receivables to customers, net	40	—	7,274

All loans to related parties were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. During 2015 and 2016, and in accordance with IFRS, the total gross amounts of related party loans outstanding amounted to, Ch$7,325 million and Ch$236,663 million, respectively.

OTHER TRANSACTIONS WITH RELATED PARTIES

During 2015 and 2016, we had the following income (expenses) from services provided to (by) related parties:

	For the year ended December 31,
	2015	2016
Company	Income (expenses)	Income (expenses)
	(in millions of nominal Ch$)

Redbanc S.A.	(888)	(3,754)
Transbank S.A.	(5,572)	(10,882)
Combanc S.A.	(164)	(291)
Itaú Chile Cía. de Seguros de Vida S.A.	—	—
Seguros	(2,168)	(21,775)
Servicios de recaudación	(53)	—
Arriendos	(15)	—
Asesorias Cumelen S.A.	—	(450)
Corp Research S.A.	—	(443)
Recuperadora de Créditos S.A.	(1,030)	(540)
Itaú Chile Inv. Serv. y Administración S.A.	(587)	(422)
Compañia de Seguros Confuturo S. A.	—	(1,418)
Instituto de Estudios Bancarios Guillermo Subercaseaux	—	(69)
Opina S.A.	—	(110)
VIP Asesorias y Servicios Integrales Limitada	—	(185)
Itaú Unibanco S.A.	(6,610)	—
CAI Gestion Inmobiliaria S.A.	—	(90)
Compañia de Seguros Corp Seguros S.A	—	(3,263)
Universidad Andres Bello	—	(32)
Promoservice S.A.	—	(1,431)
Comder Contraparte Central S.A	—	(697)
Sinacofi S.A	—	(918)
Operadora de Tarjeta de Crédito Nexus S.A.	—	(1,896)
Pulso Editorial S.A	—	(521)
Inmobiliaria Edificio CorpGroup S.A.	—	(5,010)
Grupo de Radios Dial S.A.	—	(107)
Hotel Corporation of Chile S.A.	—	(64)
Corp Imagen y diseños S.A.	—	(82)
Asesorias e Inversiones Rapelco Limitada S.A.	—	(37)
CorpGroup Holding Inversiones Limitada	—	(394)
SMU S.A., Rendic Hnos. S.A.	—	(2,152)
Inversiones CorpGroup Interhold Limitada	—	(2,172)

	(17,087)	(59,205)

These transactions were carried out on terms normally prevailing in the market at the date of the transaction.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 17. Financial Statements.”

LEGAL PROCEEDINGS

We are involved in collections proceedings initiated by us in the normal course of business and certain proceedings against us in the ordinary course of banking business as disclosed in Note 21 to our audited consolidated financial statements included herein.

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

On January 8, 2016, the bank paid the full amount of the fine as a mandatory condition precedent to exercise its appeal rights. On January 18, 2016, the bank brought an action before the Santiago Court of Appeals seeking the annulment of the fine. Pursuant to a final ruling by the Court of Appeals of Santiago dated August 31, 2016, the fine imposed by the SBIF pursuant to letter No.16,191 was declared illegal. In accordance with Article 22 of the General Law on Banks, the favorable ruling obtained by Itaú Corpbanca is not subject to appeal.

On September 6, 2016, the SBIF filed a complaint (recurso de queja) against the judges of the Court of Appeals of Santiago before the Supreme Court. As of today, the Supreme Court has not issued its ruling. We cannot assure you that the Supreme Court decision will be favorable to us. A final, non-appealable decision that is adverse to our claims may have an adverse effect on our business, financial condition and results of operations.

On December 20, 2016, Helm LLC filed a lawsuit in the Supreme Court of the State of New York (the “State Court Lawsuit”) and a Request for Arbitration in the International Chamber of Commerce’s International Court of Arbitration in New York (the “Arbitration”) against Itaú Corpbanca, alleging certain contractual breaches. These alleged breaches relate to (i) the Amended and Restated Shareholders Agreement of HB Acquisition S.A.S., dated July 31, 2013 (the “SHA”), and (ii) the Transaction Agreement (as defined herein), providing for, among other things, the Merger, which created Itaú Corpbanca, and the potential acquisition by Itaú Corpbanca of certain shares in Corpbanca Colombia (the “TA Shares Acquisition”). In the State Court Lawsuit, Helm LLC sought an injunction in aid of arbitration to block the TA Shares Acquisition, which, as disclosed by Itaú Corpbanca in a Form 6-K filed with the SEC on January 25, 2017, has been postponed until January 28, 2022. On December 30, 2016, we filed our response to the petitions of Helm LLC under the State Court Lawsuit, and on January 26, 2017, Helm LLC filed a notice to discontinue the State Court Lawsuit. The Arbitration has commenced pursuant to the applicable procedures. We and Corpbanca Colombia, the latter only as a nominal defendant, filed their respective answers to Helm LLC’s claims on February 14, 2017. We believe the claims under the Arbitration are without merit and have filed a counterclaim against Helm LLC for breaching the SHA. We are taking and will take appropriate steps to enforce our rights under the SHA and under applicable law.

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

At our ordinary shareholders’ meeting held on March 27, 2017, our shareholders approved a new dividend policy providing for the distribution of the 100% of the fiscal year’s net income, calculated as total net income for the period less an amount provisioned to comply with the Optimal Minimum Regulatory Capital, as this term is defined in the Itaú CorpGroup Shareholders’ Agreement. See “Item 10. Additional Information—C. Material Contracts, Itaú CorpGroup Shareholders’ Agreement.” Although our board of directors has adopted the aforementioned dividend policy for Itaú Corpbanca, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends. Dividend distributions for former Corpbanca and for Banco Itaú Chile in 2015 and 2016 each amounted to 50% and 50% and 52% and 50% of net income for the immediately preceding fiscal year, respectively. Additionally, in July 2015 former Corpbanca paid an extraordinary dividend of 100% of the retained earnings in connection with the Transaction Agreement

In the event that dividends are paid, holders of ADSs will be entitled to receive dividends to the same extent as the owners of common shares. Dividends received by holders of ADSs will, absent changes in Chilean exchange controls or other laws, be converted into U.S. dollars and distributed net of currency exchange expenses and fees of the depositary and will be subject to Chilean withholding tax, currently imposed at the rate of 35% (which may be subject to credits in certain cases). Owners of ADSs are not charged with any fees with respect to cash or stock dividends.

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

	Santiago Stock Exchange		New York Stock Exchange
	Common Stock		ADSs
	High	Low	High	Low
	(Ch$ per share (1))		(US$ per ADS(2))
Annual Price History
2012	7.40	5.50	23.08	17.11
2013	7.47	4.73	22.19	13.75
2014	7.79	5.92	21.14	15.82
2015	7.90	5.53	18.78	11.70
2016	6.16	5.20	14.43	10.87

Quarterly Price History
2014 1st Quarter	7.49	5.92	21.14	15.82
2014 2nd Quarter	6.92	6.44	18.88	17.38
2014 3rd Quarter	7.71	6.74	19.67	17.55
2014 4th Quarter	7.79	7.17	20.20	17.36
2015 1st Quarter	7.68	6.60	18.54	15.82
2015 2nd Quarter	7.90	6.71	18.78	16.34
2015 3rd Quarter	7.00	6.07	16.48	12.91
2015 4th Quarter	6.37	5.53	14.09	11.70
2016 1st Quarter	6.13	5.20	13.75	10.87
2016 2nd Quarter	6.16	5.23	14.43	11.26
2016 3rd Quarter	5.97	5.46	13.80	12.32
2016 4th Quarter	5.99	5.37	13.81	11.97

Monthly Price History
September 2016	5.95	5.67	13.80	12.90
October 2016	5.99	5.73	13.81	12.82
November 2016	5.80	5.37	13.52	12.01
December 2016	5.63	5.40	13.01	11.97
January 2017	5.69	5.32	12.89	12.25
February 2017	5.34	5.06	12.70	11.65
March 2017	6.12	5.40	13.68	12.15
April 2017(3)	6.40	6.06	14.48	13.75

Sources: Santiago Stock Exchange Official Quotation Bulletin; NYSE.

(1)	Pesos per share reflect nominal price at trade date.
(2)	Price per ADS in US$: one ADS represents 5,000 shares of common stock and 1,500 since March 2011.
(3)	Information up to April 6, 2016.

B. PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our common shares are traded on the Santiago Stock Exchange under the symbol “ITAUCORP.” Our ADSs have been listed since November 1, 2004 on the New York Stock Exchange under the symbol “ITCB.”

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

GENERAL

Shareholders rights in a Chilean bank that is also a special corporation (sociedad anónima especial) are subject to the regulations of open stock corporations (sociedades anónimas abiertas or public companies) are governed by the bank’s by-laws, which effectively serve the purpose of both the articles or certificate of incorporation and the by-laws of a company incorporated in the United States, by the Chilean General Banking Act and secondarily, to the extent not inconsistent with the latter, by the provisions of Chilean Corporations Act applicable to public companies except for certain provisions which are expressly excluded. Article 137 of the Chilean Corporations Act sets forth that all provisions of the Chilean Corporations Act take precedence over any contrary provision in a corporation’s by-laws. Both the Chilean Corporations Act and our by-laws provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such, are to be brought in Chile in arbitration proceedings, notwithstanding the plaintiff’s right to submit the action to the ordinary courts of Chile.

The Chilean securities markets are principally regulated by the SVS under the Chilean Securities Market Act and the Chilean Corporations Act. In the case of banks, compliance with these laws is supervised by the SBIF. These two acts provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors. The Chilean Securities Market Act sets forth requirements relating to public offerings, stock exchanges, securities brokers and dealers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Corporations Act sets forth the rules and requirements for establishing public companies while eliminating government supervision of closed (closely-held) corporations. Public companies are those that voluntarily, or are legally required to, register their shares in the Securities Registry kept by the SVS.

BOARD OF DIRECTORS

Our board of directors has 11 regular members and two alternate members, elected by shareholders’ vote at ordinary shareholders’ meetings. The directors may be either shareholders or non-shareholders of the Company. There is no age limit for directors.

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

Without prejudice to any other incapacity or incompatibility established by the Chilean Corporations Act, according to the Chilean General Banking Act, the following may not be directors: (i) those persons who have been sentenced or are being tried for crimes punishable with a principal or accessory penalty of temporary or permanent suspension from or incapacity to hold public office, (ii) those persons who have been declared bankrupt and have not been rehabilitated, (iii) members of the Chilean Congress, (iv) directors or employees of any other financial institutions, brokers and security traders, together with its directors, officers, executives and managers; employees appointed by the President of Chile and employees or officers of (x) the State, (y) any public service, public institution, semi-public institution, autonomous entity or state-controlled company, or any such entity, a Public Entity, or (z) any enterprise, corporation or public or private entity in which the State or a Public Entity has a majority interest, has made capital contributions, or is represented or participating, provided that persons holding positions in teaching activities in any of the above entities may be directors, and (v) the bank’s employees, which shall not prevent a director from holding on a temporary basis and for a term not to exceed 90 days the position of manager. The CEO may not be elected as a director.

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

During the first meeting following the ordinary shareholders’ meeting, the board of directors elects, by an absolute majority and in separate and secret votes, from among its members, a chairman and a vice chairman. If no director obtains such majority, the election is repeated among those three directors who obtained the most votes, adding any blank votes to the person who obtained the greatest number of votes. In case of a tie, the vote is repeated and, if a tie were to occur again, there is a drawing. The chairman and the vice president may be reelected indefinitely.

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

The quorum for the board of directors’ meeting is majority of its members in office, this is six directors. Resolutions shall be adopted by the affirmative vote of the absolute majority of the attending directors. In the event of a tie, the person acting as the chairman of the meeting shall have a casting vote.

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

CAPITALIZATION

Under Chilean law, the shareholders of a bank, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in such company’s capital with the authorization of the SBIF. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and the return of capital; provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends or distributions of capital. An investor becomes eligible to receive dividends and returns of capital once it has paid for the shares (if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro-rata portion of the dividends declared and/or returns of capital with respect to such shares unless the company’s by-laws provide otherwise). If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the board of directors is obligated to initiate legal action to recover outstanding amounts unless holders of two-thirds of the issued shares in an extraordinary shareholders meeting authorizes the board of directors to refrain from pursuing the collection, in which case the company’s capital will be reduced to the amount actually paid. Upon termination of the actions for collection, the board of directors shall propose to the shareholders meeting the write-off of the non-paid amount and the reduction of the capital of the company to the amount effectively paid in. Authorized shares and issued shares which have not been subscribed and paid for within the period fixed for their payment (which cannot be longer than three years) are cancelled and are no longer available for issuance by the company, unless in case of an issuance of convertible bonds (in which case the unsubscribed portion of the capital increase shall remain in place for a number of shares sufficient to comply with the option) or when reserved for compensation plans for employees (in which case the maximum term for subscription and payment cannot be longer than five years).

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

SHAREHOLDERS’ MEETINGS AND VOTING RIGHTS

An annual ordinary meeting of shareholders is held within the first four months of each year, generally in March and must be called by the board of directors. The annual ordinary meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy proposed by the board of directors, elects the members of our board of directors and approves any other matter which does not require an extraordinary shareholders’ meeting. The last annual ordinary meeting of our shareholders was held on March 27, 2017.

Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the SBIF.

Notice to convene the annual ordinary meeting or an extraordinary meeting is given by means of written notice which must be published at least three different days in a newspaper of our corporate domicile (currently Santiago) designated by the shareholders at their annual meeting and if a shareholder fails to make such designation, the notice must be published in the Official Gazette pursuant to legal regulations. The first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and to the SBIF, SVS and the Santiago, Valparaiso and Electronic Stock Exchanges. Currently, we publish our official notices in the Diario El Pulso.

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

Only shareholders registered with us on the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his proxy to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for every share subscribed. Under our by-laws, directors are elected by cumulative voting. Each shareholder has one vote per share and may cast all of his or her votes in favor of one nominee or may apportion is or her votes among any number of nominees.

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

Transaction Agreement

This section describes the material terms of (i) the Transaction Agreement executed by former Corpbanca, CorpGroup Parent, Itaú Unibanco and former Itaú Chile on January 29, 2014, and amended on June 2, 2015 and on January 20, 2017; and (ii) the text of the Itaú CorpGroup Shareholders’ Agreement contemplated by the Transaction Agreement and executed by Itaú Unibanco Holding S.A., Inversiones Gasa Limitada, CorpGroup Holding Inversiones Limitada, CorpGroup Banking S.A., Compañía Inmobiliaria y de Inversiones Saga SpA and CorpGroup Interhold SpA on April 1, 2016.

The rights and obligations of the parties to the Transaction Agreement and the Itaú CorpGroup Shareholders’ Agreement are governed by the express terms and conditions of such agreement and not by this summary or any other information contained in this Form 20-F. The description in this section and elsewhere in this Form 20-F is qualified in its entirety by reference to the complete text of the Transaction Agreement and the form of Itaú CorpGroup Shareholders’ Agreement, copies of which are attached as Exhibit 10.C.1 and are incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Transaction Agreement or the Itaú CorpGroup Shareholders’ Agreement. Itaú Corpbanca encourages you to read the Transaction Agreement and the Itaú CorpGroup Shareholders’ Agreement carefully and in their entirety.

Capitalized terms used but not defined herein shall have the same meaning as in the Transaction Agreement or the Itaú CorpGroup Shareholders’ Agreement, as applicable.

Explanatory Note Regarding the Transaction Agreement

The following summary is included to provide you with information regarding the terms of the Transaction Agreement. This section is not intended to provide you with any factual information about Itaú Corpbanca. Such information can be found elsewhere in this Form 20-F and in the public filings that Itaú Corpbanca makes with the SEC.

The representations, warranties and covenants made in the Transaction Agreement by former Itaú Chile and former Corpbanca were qualified and subject to important limitations agreed to by Itaú Chile and Corpbanca in connection with negotiating the terms of the Transaction Agreement. In particular, in your review of the representations and warranties contained in the Transaction Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing the circumstances in which a party to the Transaction Agreement may have the right not to consummate the Merger if the representations and warranties of the other party proved to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Transaction Agreement, rather than establishing matters as facts. The representations and warranties are also subject to a contractual standard of materiality and in some cases were qualified by the matters contained in the disclosure schedules that the parties delivered in connection with the Transaction Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in public disclosures by Itaú Unibanco or former Corpbanca. The representations and warranties and other provisions in the Transaction Agreement should not be read alone but instead together with the information provided elsewhere in this Form 20-F and in the documents incorporated by reference hereto. We may refer to January 29, 2014, the date that the parties entered into the Transaction Agreement, as the signing date.

Overview

To help you better understand the Merger and the other transactions contemplated by the Transaction Agreement the charts below illustrate, in simplified form, the organizational structure of former Corpbanca and Itaú Chile in Chile and Colombia.

The Merger

The following transactions occurred prior to the Merger:

•	The Saieh Family divested 5,208,344,218 shares it held in former Corpbanca which, collectively, amounted to 1.53% of the capital stock of Corpbanca. Such shares were divested to third parties other than the Saieh Family and Itaú Unibanco, and were intended to be transferred to minority shareholders of CorpGroup Parent.

•	Itaú Chile increased its capital by US$652 million through the issuance of shares that were fully subscribed and paid for by Itaú Unibanco.

After these transactions occurred, Itaú Chile merged with and into Corpbanca, with Corpbanca as surviving entity under the name of “Itaú Corpbanca.” The Merger resulted in the issuance of 172,048,565,857 shares of Corpbanca (representing 33.58% of the shares of Itaú Corpbanca) to Itaú Unibanco. The Saieh Family retained 33.13% of the capital stock of Itaú Corpbanca and the remaining 33.29% of the capital stock was held by public shareholders. On October 26, 2016, Itaú Unibanco, indirectly acquired an additional 2.13% interest in our share capital from CorpGroup, which resulted in an aggregate holding of 35.71% of the capital stock of Itaú Corpbanca.

Consummation of the Merger

In an extraordinary shareholders’ meeting held on June 26, 2015, our shareholders approved the Merger and the other Transactions contemplated in the Transaction Agreement. On September 4, 2015 the SBIF issued Resolution N° 409 approving the Merger. Pursuant to the agreements adopted and the approval by the SBIF, the Merger was consummated on April 1, 2016.

After the Merger, and according to the Transaction Agreement and its amendment on January 20, 2017, the following transactions will be implemented:

•	Corpbanca Colombia shall purchase all of the assets and liabilities of Itaú Colombia in accordance with the terms and conditions agreed by Corpbanca Colombia and Itaú Colombia on November 1, 2016 (the “Colombian Acquisition”). This agreement also contemplates the rendering of certain services by Corpbanca Colombia in favor of Itaú Colombia and the hiring of the senior management of Itaú Colombia by Corpbanca Colombia. The Colombian Acquisition will be carried out as soon as practicable once the same has been approved by the Colombian Financial Superintendency (the “CFS”).

•	Itaú Corpbanca shall acquire of the shares of Banco Corpbanca Colombia held by CorpGroup (currently representing 12.36% of shares outstanding) no later than January 28, 2022, subject to receipt of the applicable regulatory approvals. The purchase price for the shares will be US$3.5367 per share plus (i) interest from (and including) August 4, 2015 until (but excluding) the payment date at an annual interest rate equal to Libor plus 2.7% minus (ii) the sum of (x) the aggregate amount of dividends paid by Banco Corpbanca Colombia to CorpGroup since the date of the Transaction Agreement, plus (y) the accrued interest with respect to the amount of such dividends since the date of their payment until the payment date of the purchase price, at an annual interest rate equal to Libor plus 2.7%.

The foregoing transactions are collectively referred to as the Transactions.

Employee Matters

Following completion of the Merger, Itaú Corpbanca had the discretion to either (i) offer generally to officers and employees of Itaú Chile and its subsidiaries that have or will become employees of Itaú Corpbanca or its subsidiaries, or the Itaú Chile Continuing Employees, employee benefits under compensation and benefit plans on terms and conditions similar to those maintained by former Corpbanca and its subsidiaries and/or (ii) maintain for the benefit of Itaú Chile Continuing Employees, the compensation and benefit plans maintained by former Itaú Chile immediately before the Merger. For purposes of eligibility, participation, vesting and benefit accrual (except not for purposes of benefit accrual to the extent that such credit would result in a duplication of benefits) under former Corpbanca’s compensation and benefit plans, service with or credited by former Itaú Chile or any of its subsidiaries or any of their predecessors shall be treated as service with former Corpbanca.

Indemnification of Officers and Directors

From and after completion of the Merger, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any person who was a director or officer of former Corpbanca or former Itaú Chile or any of their subsidiaries, or the Indemnified Parties, is, or is threatened to be, made a party on the basis of the Transaction Agreement or the Transactions, Itaú Corpbanca has agreed to indemnify, defend and hold harmless, to the fullest extent permitted by applicable law, each such Indemnified Party against any liability, judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

Registration of the Shares of Banco Corpbanca Colombia

Itaú Corpbanca and CorpGroup will carry out commercially reasonable efforts, in accordance with the shareholders agreement of Banco Corpbanca Colombia, in order to cause Corpbanca Colombia to be registered as a public company in the National Registry of Securities and Issuers of the CFS and its shares to be listed in the Colombian Stock Market (the “CSM”). The registration process is subject to the approval of Corpbanca Colombia’s extraordinary shareholders’ meeting.

Itaú Corpbanca and CorpGroup, pursuant to the terms of the shareholders’ agreement dated July 1, 2013 entered into with Helm LLC and other shareholders of Corpbanca Colombia, requested to submit for the shareholders’ approval the registration of Corpbanca Colombia in the National Registry of Securities and Issuers of the CFS and the listing of its shares in the CSM. On February 1, 2017, in a meeting of shareholders of Corpbanca Colombia called for the decision of the above-mentioned matters, Helm

LLC voted against such registration and listing and, therefore, those matters were rejected. Following this rejection, Itaú Corpbanca and CorpGroup filed a counterclaim in the Arbitration held in New York against Helm LLC for breaching the shareholders’ agreement. See “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings.”

Insurance Matters

Following completion of the Merger, Itaú Unibanco is required to cause Itaú Chile Compañía de Seguros de Vida S.A. to provide life insurance-related products to all the clients of Itaú Corpbanca that are permitted to obtain an offer from an insurance broker to acquire life insurance and to pay Corpbanca Corredores de Seguros, S.A. and Itaú Chile Corredora de Seguros Limitada brokerage and/or services fees in an aggregate annual amount equal to 47.7%, or the Applicable Premium Percentage of the aggregate revenues generated by them from the sales of such life-insurance related products for the relevant year, in consideration and exchange for the offer of such products to the clients of Itaú Corpbanca.

The Applicable Premium Percentage will be revised on a yearly basis as provided by the Transaction Agreement.

If Itaú Unibanco desires not to continue to cause Itaú Chile Compañía de Seguros de Vida S.A. to offer the life-insurance related products to the insurance clients of Itaú Corpbanca, Itaú Unibanco shall use its reasonable best efforts to, enter into an agreement with a third party and one or more Corpbanca Corredores de Seguros, S.A. and/or Itaú Chile Corredora de Seguros Limitada, whereby such third party will provide life-insurance related products to the insurance clients of Itaú Corpbanca and pay to Corpbanca Corredores de Seguros, S.A. and/or Itaú Chile Corredora de Seguros Limitada, as applicable, the related insurance brokerage fees on substantially the same terms described above. Until an agreement with such third party has been executed, Itaú Unibanco will continue to pay Itaú Corpbanca or Corpbanca Corredores de Seguros, S.A. and/or Itaú Chile Corredora de Seguros Limitada an amount equal to the average of the Insurance Brokerage Fees paid by Itaú Chile Compañía de Seguros de Vida S.A. in the 12-month period prior to the date on which Itaú Chile Compañía de Seguros de Vida S.A. ceases to provide life-insurance related products to Itaú Corpbanca or Corpbanca Corredores de Seguros, S.A. and/or Itaú Chile Corredora de Seguros Limitada.

Certain Other Businesses

CorpGroup Parent and Itaú Unibanco agreed to discuss whether Itaú Corpbanca will continue to hold its ownership interest in SMU Corp.

Pursuant to the Transaction Agreement, Itaú Unibanco decided that Itaú Corpbanca shall divest all of its investment in SMU Corp. For these purposes, on February 23, 2016, Itaú Corpbanca’s board of directors agreed to sell the bank’s 51% stake in SMU Corp, in the following terms and conditions: (a) Purchaser: SMU S.A. and/or any other company appointed by the latter; (b) Sale price: Ch$454.4 million; (c) Term: Any time after the SBIF’s authorization and once Itaú Unibanco has consented to the terms and conditions of the transaction.

On January 30, 2017, Itaú Corpbanca transferred all of its shares in SMU Corp., equivalent to 51% of the total shares of such entity, to Inversiones Monserrat S.A., the acquiring entity of the shares. SMU Corp. S.A. has therefore ceased to be a subsidiary of Itaú Corpbanca.

Itaú CorpGroup Shareholders’ Agreement

The following summary is included to provide you with information regarding the terms of the form of Itaú CorpGroup Shareholders’ Agreement executed by Itaú Unibanco Holding S.A. and CorpGroup on April 1, 2016. This section is not intended to provide you with any factual information about Itaú Corpbanca. Such information can be found elsewhere in the public filings that Itaú Corpbanca makes with the SEC.

Corporate Governance

Composition and size of the Board of Directors of Itaú Corpbanca and its subsidiaries.

Itaú Unibanco and CorpGroup Parent agreed that of the number of directors of each of the board of (i) Itaú Corpbanca and Corpbanca Colombia that they are entitled or able to appoint (including by causing Itaú Corpbanca to appoint) at any time (in addition to any independent directors required by applicable law) and (ii) the respective subsidiaries of Itaú Corpbanca and Corpbanca Colombia that they are entitled or able to appoint at any time (in addition to any independent directors required by applicable law), each of Itaú Unibanco and CorpGroup Parent shall be entitled to designate a number in proportion to its respective direct and indirect percentage ownership in Itaú Corpbanca, rounded to the nearest whole number; provided that Itaú Unibanco shall designate at least a majority of such directors of each board appointed by them and that at least one of such directors of each board is appointed by CorpGroup Parent.

The board of Itaú Corpbanca shall be comprised of 11 directors and two alternate directors (one selected by Itaú Unibanco and one selected by CorpGroup Parent). The board of Corpbanca Colombia shall be comprised of nine directors and the number of directors of the board of all other subsidiaries shall be specified by the board of Itaú Corpbanca.

Itaú Unibanco and CorpGroup Parent agreed to cause, (i) a designee of CorpGroup Parent to be the chairman of the board of Itaú Corpbanca as long as CorpGroup Parent holds at least 13% of the capital stock of Itaú Corpbanca, (ii) a designee of CorpGroup Parent to be the chairman of the board of Corpbanca Colombia as long as CorpGroup Parent holds at least 13% of the capital stock of Itaú Corpbanca and (iii) a designee of Itaú Unibanco to be the vice-chairman of Itaú Corpbanca and Corpbanca Colombia. The chairman of the board of Itaú Corpbanca shall not have a casting vote.

Itaú Unibanco and CorpGroup Parent shall cause the directors of the relevant board appointed by them to vote, to the extent permitted by applicable law, together as a single block on all matters in accordance with the recommendation of Itaú Unibanco (except in the cases subject to shareholder consent rights). To this end, in the event that (i) a director of Itaú Corpbanca, Corpbanca Colombia or any other subsidiary of Itaú Corpbanca designated by CorpGroup Parent or Itaú Unibanco does not vote with the other directors as a single block and (ii) as a consequence, the relevant board is unable to adopt a decision on such matter in accordance with the recommendation of Itaú Unibanco (except that (ii) will not be required if such director is a member of the Saieh Group, or fails to comply on more than two occasions and more than two matters in any calendar year), Itaú Unibanco or CorpGroup Parent (whomever designated such director), shall take all required action to have such director removed from the relevant board within 60 calendar days. Failure to take such action shall be considered to constitute a Material Breach by the shareholder who designated such director.

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

Board Committees

Itaú Unibanco and CorpGroup Parent agreed to cause Itaú Corpbanca and Corpbanca Colombia to each create the following committees of the board of directors: Directors Committee, Audit Committee, Management and Talent Committee, Assets and Liabilities Management Committee and Credit Committee.

The Credit Committee shall (i) have binding power to establish the limits and procedures of the credit policy of Itaú Corpbanca and its subsidiaries and the power to establish approval exceptions for financial decisions exceeding certain thresholds (to be defined by the Credit Committee) and (ii) shall impose a binding framework with upper limits on credit exposures for which approval of Itaú Unibanco will be required. In connection with the latter, Itaú Unibanco shall respond to any such requests for approval within seven business days (the absence of explicit denial being considered as an approval).

The Credit Committee shall be comprised of five members (of which three shall be appointed by Itaú Unibanco and two by CorpGroup Parent), all of whom shall be local executives or directors of the relevant board, and be headed by a local executive officer or director recommended by the CEO of Itaú Corpbanca or its relevant subsidiary, as applicable.

Officers

The board of directors of Itaú Corpbanca shall appoint from time to time the CEO, the country heads and other senior management of Itaú Corpbanca and Corpbanca Colombia. Itaú Unibanco and CorpGroup Parent shall cause Itaú Corpbanca to cause its subsidiaries to appoint designees of the board of Itaú Corpbanca from time to time to the designated positions at such subsidiary. A Management and Talent Committee will determine an objective process to recommend designees to these positions based on internal promotion, international, merit-based standards and professional track record, and relevant industry and jurisdiction-specific experience, and will provide a list of selected candidates to the board of Itaú Corpbanca who will be ultimately responsible for their final appointment.

CorpGroup Parent may request the removal of the CEO of Itaú Corpbanca and of Corpbanca Colombia if during three consecutive years (excluding the year of the closing of the Merger) the ROE (return on equity) of the respective bank is at least 1% lower than the average ROE of the three largest privately-owned banks (measured by assets, and excluding Itaú Corpbanca and Corpbanca Colombia) of Chile or Colombia, as the case may be, during such three-year period.

Shareholder Consent Rights

Subject to certain exceptions set forth in the Itaú CorpGroup Shareholders’ Agreement, Itaú Unibanco and CorpGroup Parent agreed that Itaú Corpbanca shall not take, and shall not permit any subsidiary to take, any of the following transactions without the consent of (i) CorpGroup Parent, so long as CorpGroup Parent owns at least 13% of the capital stock of Itaú Corpbanca, and (ii) Itaú Unibanco:

•	merge, reorganize or consolidate Itaú Corpbanca or any of its subsidiaries or enter into a joint venture or similar transaction in excess of materiality thresholds;

•	issue or sell any equity securities of Itaú Corpbanca or any of its subsidiaries, other than solely to the extent required to comply with immediate legal and regulatory requirements or to meet the Optimal Regulatory Capital;

•	repurchase or otherwise retire or acquire any shares or other equity securities of Itaú Corpbanca or any of its subsidiaries;

•	list or delist any shares or other equity securities of Itaú Corpbanca or any of its subsidiaries;

•	enter into, modify or terminate a contract or transaction with a related party;

•	any acquisition of the stock, equity interests, assets or business of any third-party or any disposition of assets of Itaú Corpbanca or any subsidiary or the capital stock or other equity interests of any subsidiary, in each case in excess of materiality thresholds;

•	effect any liquidation, dissolutions, reorganizations through a voluntary bankruptcy or similar transactions;

•	amend or repeal any provision of the organizational documents of Itaú Corpbanca or any of its subsidiaries;

•	change the size or powers of the board of directors or any committee thereof;

•	enter into any new line of business, that is not a Banking Business;

•	create or dissolve one or more subsidiaries in excess of materiality thresholds; enter into agreements between Itaú Corpbanca or any of its subsidiaries, on the one hand, and any Governmental Authority, on the other hand;

•	make any change in the external auditors of Itaú Corpbanca or any of its subsidiaries;

•	make any change to the dividend policy;

•	enter into any agreement that limits or restricts the ability of Itaú Corpbanca or any of its subsidiaries to own, manage, operate, control, participate in, perform services for, or otherwise carry on or engage in any business or in any geographic area; enter into any contract to do any of the foregoing actions; and

•	any other matter not set forth above that requires the approval of a supermajority of the shareholders of Itaú Corpbanca under Article 67 of the Chilean Corporations Act.

Transfer of shares of Itaú Corpbanca

Itaú Unibanco and CorpGroup Parent have agreed not to directly or indirectly purchase or otherwise acquire shares of Itaú Corpbanca or any beneficial interest therein to the extent such acquisition would require Itaú Unibanco or CorpGroup Parent to launch a tender offer to acquire all shares of Itaú Corpbanca. Any transfer of shares of Itaú Corpbanca made by Itaú Unibanco and CorpGroup Parent shall be implemented through the Santiago Stock Exchange with a five-day prior notice to the other party.

So long as CorpGroup Parent and Itaú Unibanco collectively hold an aggregate direct or indirect participation in the voting shares of Itaú Corpbanca of at least 50% plus one share, CorpGroup Parent shall keep (and may not transfer) the direct or indirect ownership of a number of shares of Itaú Corpbanca representing the lesser of: (i) 16.42% of the shares of Itaú Corpbanca at the time of execution of the Itaú CorpGroup Shareholders’ Agreement (i.e. at the closing of the Transactions) or (ii) the minimum percentage of such shares that allows Itaú Unibanco and CorpGroup Parent to hold such aggregate direct or indirect participation in the voting shares of Itaú Corpbanca. Such number of shares will be pledged by CorpGroup Parent in favor of Itaú Unibanco.

Right of first offer, tag-along and drag-along rights

Right of first offer

Subject to the terms set forth on the Itaú CorpGroup Shareholders’ Agreement, Itaú Unibanco and CorpGroup Parent shall have a right of first offer with regard to potential transfers of shares of the Companies. If either Itaú Unibanco or CorpGroup Parent intend to transfer shares of the Companies, such party shall notify in writing to the other party of such intention, stating the number of shares, the price and other terms and conditions of the proposed transfer. The recipient party shall have the right to purchase all such shares for a price and under terms and conditions equal to those notified by the selling shareholder. If the recipient party elects not to purchase all the shares intended to be transferred, the selling shareholder shall be permitted for a period of six (6) months from the date the notice to purchase the shares was due to be received by the selling party, to transfer to a third party not less than the number of shares, at a price not less than and on terms and conditions not materially less favorable to the selling shareholder than those stated in the notice of such proposed transfer.

Tag-along

CorpGroup Parent will have the right to tag-along on the sale of shares of Company One or of shares of Itaú Corpbanca owned by Company One by Itaú Unibanco and jointly sell to a third party with Itaú Unibanco in such sale. Pursuant to such right, in the event of a proposed transfer of shares of Company One or shares of Itaú Corpbanca by Itaú Unibanco, Itaú Unibanco shall deliver to CorpGroup Parent prompt written notice stating, to the extent applicable, (i) the name of the proposed transferee, (ii) the number of shares proposed to be transferred, (iii) the proposed purchase price and (iv) any other material terms and conditions of the proposed transfer.

The proposed transferee will not be obligated to purchase a number of shares exceeding that set forth in the notification of the proposed transfer. In the event such transferee elects to purchase less than all of the total shares sought to be transferred by CorpGroup Parent and Itaú Unibanco, CorpGroup Parent shall be entitled to transfer to the proposed transferee a number of shares equal to (i) the total number of shares originally proposed to be transferred by Company One and Itaú Unibanco multiplied by (ii) a fraction, (A) the numerator of which is the total number of shares of Itaú Corpbanca held by Company Two, and (B) the denominator of which is the total number of shares of Itaú Corpbanca held by the Companies.

Drag-along

In the event of a proposed sale of all of the issued and outstanding shares of Company One or shares of Itaú Corpbanca held by Itaú Unibanco to a third party and if at such time CorpGroup Parent owns less than 10% of the capital stock of Itaú Corpbanca, Itaú Unibanco may notify CorpGroup Parent in writing of such proposed sale stating (i) the name of the proposed transferee, (ii) the proposed purchase price (which shall be equal to at least the higher of fair value and market price), (iii) the obligation of the transferee to purchase all of CorpGroup Parent shares of Itaú Corpbanca, and (iv) any other material terms and conditions of the transfer.

Under these circumstances, CorpGroup Parent shall be obligated to sell all of its shares of Itaú Corpbanca, free and clear of liens at the same price and on other terms no less favorable than Itaú Unibanco.

Put of Company Shares

If and to the extent that CorpGroup Parent is prohibited from selling its shares of Itaú Corpbanca, CorpGroup Parent shall have the unconditional right, from time to time on one or more occasions, to sell to Itaú Unibanco, and Itaú Unibanco shall have the unconditional obligation to acquire from CorpGroup Parent, any number of shares of Company Two at a price per share equal to the market price as of the date on which CorpGroup Parent notifies Itaú Unibanco of CorpGroup Parent’s exercise of its unconditional right to sell if immediately following such sale CorpGroup Parent and Itaú Unibanco would continue to collectively hold an aggregate direct or indirect participation in the voting shares of Itaú Corpbanca of at least 50% plus one share.

At the time of payment of the purchase price of the shares of Company Two, Itaú Unibanco shall pay CorpGroup Parent, as an indemnity for not being able to benefit from the exemption on capital gains set forth in Article 107 of the Chilean Income Tax Law to which it would otherwise have been entitled to if it would have sold the underlying shares of Itaú Corpbanca in the Santiago Stock Exchange, a cash amount equal to (i) 50% of any taxes of CorpGroup Parent or its affiliates arising out of or in connection with such transfer that would not have arisen if it had sold the underlying shares of Itaú Corpbanca in the Santiago Stock Exchange and benefit from the abovementioned exemption on capital gains, and (ii) any taxes of CorpGroup Parent or its affiliates arising out of the application of such indemnity payment.

Change of Control of CorpGroup Parent

Under the Itaú CorpGroup Shareholders’ Agreement, CorpGroup Parent shall notify Itaú Unibanco prior to consummating a Change of Control of CorpGroup Parent and provide Itaú Unibanco a right of first offer to purchase a number shares of Company Two equal to the number required by Itaú Unibanco to hold an aggregate direct or indirect participation in the voting shares of Itaú Corpbanca of at least 50% plus one share at a price equal to the higher of the market price or fair value.

If Itaú Unibanco accepts the price proposed by CorpGroup Parent, CorpGroup Parent shall be obligated to cause Company Two to sell such number of Itaú Corpbanca’s shares to Itaú Unibanco at such price.

In the event that Itaú Unibanco does not accept the price proposed by CorpGroup Parent and as a result, an agreement is not reached, then CorpGroup Parent shall be permitted to proceed with such Change of Control and Itaú Unibanco shall be entitled to unilaterally terminate the Itaú CorpGroup Shareholders’ Agreement during a period of 60 days after receipt of notice from CorpGroup notifying of the consummation of such Change of Control.

For purposes of the Itaú CorpGroup Shareholders’ Agreement, Change of Control shall mean, with respect to CorpGroup Parent, the Saieh Group ceasing to own, directly and indirectly, in a single transaction or in a series of related transactions, at least 50% plus one additional share of the issued voting stock of CorpGroup Parent.

Right to Exchange Shares for Shares of Itaú Unibanco

In the event Itaú Unibanco issues or sells certain equity securities of Itaú Unibanco to any third-party as consideration for or in connection with a transaction or series of transactions involving the direct or indirect investment by Itaú Unibanco in such equity securities or assets of any other third party, Itaú Unibanco shall inform CorpGroup Parent of such issuance or sale and shall offer to CorpGroup Parent the right to exchange for the same type of equity securities of Itaú Unibanco. CorpGroup Parent shall be entitled to exchange any or all of its shares of Company Two (or shares of Itaú Corpbanca) for such equity securities of Itaú Unibanco at an exchange ratio that reflects the relative fair values of the relevant equity securities of Itaú Unibanco and the shares of Company Two or Itaú Corpbanca, as the case may be.

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

Controlling Shareholder

Notwithstanding the other provisions of the Itaú CorpGroup Shareholders’ Agreement, Itaú Unibanco shall have no obligation to purchase shares of Itaú Corpbanca or Company Two, to the extent such purchase would, in and of itself, require Itaú Unibanco to make a tender offer for all of the outstanding shares of Itaú Corpbanca.

If Itaú Unibanco ceases to be the Controlling Shareholder (as defined in Article 97 of the Chilean Securities Market Act) of Itaú Corpbanca, prior to consummating any obligation pursuant to a provision of the Itaú CorpGroup Shareholders’ Agreement to purchase shares of Itaú Corpbanca or Company Two from CorpGroup Parent which would result in Itaú Unibanco being the Controlling Shareholder of Itaú Corpbanca, Itaú Unibanco shall commence a tender offer to purchase a number of shares of Itaú Corpbanca which would result in Itaú Unibanco being the Controlling Shareholder of Itaú Corpbanca for the purchase price provided in such applicable provision of the Itaú CorpGroup Shareholders’ Agreement and shall in any event satisfy its obligation (whether through the tender offer or a subsequent purchase thereafter) within 90 calendar days.

CorpGroup Parent Liquidity Put and Call Options

During a period of 18 months from the closing date of the Merger, CorpGroup Parent shall have the right to (i) sell to Itaú Unibanco, a number of shares of Company Two representing in the aggregate up to 6.6% of all of the outstanding shares of Itaú Corpbanca at a price equal to the market price as of the notice date of such put right; or (ii) cause Company Two to sell to Itaú Unibanco, through one of the mechanisms available on the Santiago Stock Exchange that only allows block sales, a number of shares of Itaú Corpbanca representing up to 6.6% of all of the outstanding shares of Itaú Corpbanca (in which event Itaú Unibanco will place an order to purchase such shares in the Santiago Stock Exchange at a price not less than such market price). If, as a result of the competitive bidding procedures of the Santiago Stock Exchange, the shares of Itaú Corpbanca sold by Company Two are unexpectedly sold over the Santiago Stock Exchange to a third party other than Itaú Unibanco or any of its affiliates at a higher price, then CorpGroup Parent shall no longer have the right to repurchase such shares of Itaú Corpbanca from Itaú Unibanco or one of its wholly-owned subsidiaries.

If the put right described above has been exercised, at any time and from time to time during the five-year period thereafter, CorpGroup Parent shall have the unconditional right either to (i) acquire from Itaú Unibanco a number of shares of Company Two up to the number of shares sold pursuant to the put right described above at the same price per share as was paid by Itaú Unibanco pursuant to such put right plus an annual interest rate at the Chilean Índice de Cámara Promedio plus a spread that is not to exceed the lowest spread then being offered by Itaú Corpbanca to non-governmental borrowers in Chile; or (ii) cause Itaú Unibanco to place an order on the Santiago Stock Exchange to sell to CorpGroup Parent and/or Company Two a number of shares of Itaú Corpbanca of up to the number of shares of Itaú Corpbanca sold to Itaú Unibanco pursuant to the put right described above at the same price per share as was paid by Itaú Unibanco pursuant to such put right plus an annual interest rate at the Chilean Índice de Cámara Promedio plus a spread that is not to exceed the lowest spread then being offered by Itaú Corpbanca to non-governmental borrowers in Chile. If, as a result of the competitive bidding procedures of the Santiago Stock Exchange, the shares of Itaú Corpbanca sold by Itaú Unibanco or one of its wholly-owned subsidiaries are sold over the Santiago Stock Exchange to a third party at a higher price, then CorpGroup Parent and/or Company Two shall not have the right to repurchase such shares of Itaú Corpbanca.

Call Option in Event of Material Breach

If either Itaú Unibanco or CorpGroup Parent commits a Material Breach of the Itaú CorpGroup Shareholders’ Agreement, or the Breaching Shareholder, the non-Breaching Shareholder shall have the right to give written notice to the Breaching Shareholder describing such Material Breach and demanding that the Breaching Shareholder cure the Material Breach by fully performing its obligation.

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

Notwithstanding the foregoing, if the non-Breaching Shareholder is Itaú Unibanco, Itaú Unibanco may elect to purchase the maximum number of shares which would allow Itaú Unibanco to avoid making a public offer for all of the outstanding shares of Itaú Corpbanca.

Non-Competition; Non-Solicit

Non-Competition

Neither Itaú Unibanco nor CorpGroup Parent shall, directly or indirectly, own, invest, control, acquire, operate, manage, participate or engage in any Banking Business in Chile, Colombia and the Republic of Panama other than (i) through its investment in the Itaú Corpbanca and its subsidiaries and (ii) through any sociedad de apoyo al giro in which Itaú Corpbanca has an ownership interest.

For purposes of the Itaú CorpGroup Shareholders’ Agreement, Banking Business shall mean providing (i) consumer financial products and/or services, including secured and/or unsecured consumer lending, consumer mortgage products, consumer card products, retail banking products and/or services, and consumer leasing; and/or (ii) deposit-taking services including both consumer and commercial deposits, and payroll services; and/or (iii) credit and/or debit card transaction processing services (which transaction processing services, for the avoidance of doubt, include merchant acquiring); and/or (iv) commercial financial products and/or services, including bilateral and syndicated loans, trustee and depositary services; and/or (v) investment banking services; and/or (vi) financial advisory services related to the services described in clauses (i) through (v) above; and/or (vii) all businesses related or reasonably incidental thereto.

Notwithstanding the foregoing, the Itaú CorpGroup Shareholders’ Agreement permits the following activities: (i) providing consumer financing and other financial products or services offered from time to time by supermarkets and other nonbank retailers in the applicable jurisdiction; (ii) financing or providing asset management products and services; (iii) receiving from or providing to any third party a personal guaranty or a loan or engaging in other financial arrangements in connection with a transaction or transactions that does not otherwise constitute a Banking Business in Chile, Colombia or the Republic of Panama; (iv) making investments by or in employee retirement, pension or similar plans or funds or in companies that manage such plans or funds; (v) acquiring, owning, controlling or managing, in any third party that has any Banking Business in Chile, Colombia and the Republic of Panama pursuant to purchase, merger, consolidation or otherwise so long as (A) the Banking Business in Chile, Colombia or the Republic of Panama conducted by such third party or business constitutes not more than 10% of the revenues of such acquired third party or business and not more than 5% of the revenues of Itaú Corpbanca, in each case for the immediately preceding 12 months, and (B) after consummation of such acquisition, Itaú Corpbanca is offered the right to acquire such Banking Business for cash at the fair value thereof; (vi) acquiring, owning, controlling, managing, investing in any third party or business which would otherwise be prohibited under the non-compete obligation, provided that action is undertaken to sell the competing portion of such business; (vii) acquiring, owning, controlling, managing, investing in any third party that has any Banking Business in Chile, Colombia and the Republic of Panama or engaging in a new business opportunity in the Banking Business in Chile, Colombia, Peru and Central America, if such transaction or opportunity was presented by Itaú Corpbanca to Itaú Unibanco, if CorpGroup Parent is the investing party, or by Itaú Corpbanca to CorpGroup Parent, if Itaú Unibanco is the investing party, and CorpGroup Parent or Itaú Unibanco, as the case maybe, withheld their consent to Itaú Corpbanca consummating such transaction; (viii) providing products or services pursuant to any unsolicited request from any client that operates in Chile, Colombia and the Republic of Panama which cannot be reasonably provided by Itaú Corpbanca or its subsidiaries or (ix) acquiring, owning, managing or investing in the MCC Entities (as defined in the Itaú CorpGroup Shareholders’ Agreement) or prohibit any activities currently conducted by the MCC Entities.

Non-Solicit

Neither Itaú Unibanco nor CorpGroup Parent shall, directly or indirectly, solicit for hire, hire or otherwise induce or attempt to induce any officer of Itaú Corpbanca or any of its subsidiaries to leave the employment of Itaú Corpbanca or any of its subsidiaries, or in any way interfere with the relationship between Itaú Corpbanca or any of its subsidiaries, on the one hand, and any officer thereof on the other hand.

Dividend Policy; Dividend Put and Call Options.

For a period of eight fiscal years starting from the closing of the Transaction, or the Dividend Period, Itaú Unibanco and CorpGroup Parent agreed to cause Itaú Corpbanca to adopt an annual business plan and budget expressly providing for the management of Itaú Corpbanca and its subsidiaries in a manner that has as its primary target, in the following order of priority: (i) first, complying with the Optimal Regulatory Capital for such fiscal year, (ii) second, the payment by Itaú Corpbanca of cash dividends aggregating at least US$370 million for each year during the Dividend Period and (iii) third, achieving a growth rate of the total assets of Itaú Corpbanca and Corpbanca Colombia above the Minimum Growth Rate and other reasonable objectives as determined by the board of Itaú Corpbanca. Itaú Unibanco and CorpGroup Parent have agreed to cause the board of Itaú Corpbanca to cause management of Itaú Corpbanca and its subsidiaries to conduct their respective businesses in accordance with such annual business plan and budget.

If the amount of the dividends paid in cash by Itaú Corpbanca is less than US$370 million for any fiscal year during the Dividend Period, Itaú Unibanco and CorpGroup agreed to cause Itaú Corpbanca and its subsidiaries to maximize the use of Tier 2 capital, to the fullest extent permitted by applicable Law to increase its regulatory capital to the extent required to maintain Optimal Regulatory Capital requirements for such fiscal year.

Optimal Regulatory Capital means at any date, with respect to either Itaú Corpbanca or Corpbanca Colombia, as the case may be, (a) the higher of (i) 120% of the minimum regulatory Capital Ratio required by applicable law of the applicable country and (ii) the average regulatory Capital Ratio of the three largest privately-owned banks (excluding the Itaú Corpbanca and/or Corpbanca Colombia) (measured in terms of assets) in Chile or Colombia, as the case may be, in each case as of the last day of the most recent fiscal year multiplied by (b) the risk-weighted assets (including any risk-weighted assets of subsidiaries that are consolidated for purposes of calculating minimum regulatory Capital Ratio in such country) of the Itaú Corpbanca or Corpbanca Colombia, as the case may be, as of the date one year from the last day of the most recent fiscal year assuming that such risk-weighted assets grow during such year at a rate equal to the Minimum Growth Rate.

Minimum Growth Rate for any year shall mean the minimum growth rate of the total assets of Itaú Corpbanca and Corpbanca Colombia (determined in accordance with IFRS) for the applicable country (e.g., Chile or Colombia) determined in good faith by the board of directors of Itaú Corpbanca (but in no event exceeding Forecasted System Growth in such country for such year) reasonably necessary to maintain the market share of Itaú Corpbanca and Corpbanca Colombia (each measured in terms of assets in their respective countries) as of the last day of the immediately preceding year.

Itaú Corpbanca shall pay an annual dividend equal to 100% of the annual cash distributable earnings, net of any reserves required to maintain Optimal Regulatory Capital, before March 31 of each Fiscal Year. If the portion of such dividend to be received by CorpGroup Parent is less than US$120 million in any fiscal year of the Dividend Period, CorpGroup Parent shall have the right, from and after the date that such dividend is declared to (i) sell to Itaú Unibanco, at a price per share equal to the market price as of the date of the notification to exercise this put right, a number of shares of Company Two equal to (A) US$120 million minus the portion of the annual dividend declared by Itaú Corpbanca to be received by CorpGroup Parent, divided by (B) the market price of the shares of Itaú Corpbanca as of the date of the notification to exercise this put right; or (ii) cause Company Two to sell to Itaú Unibanco, a number of shares of Itaú Corpbanca equal to (A) US$120 million minus the annual dividend declared by Itaú Corpbanca and to be received by CorpGroup Parent, divided by (B) the market price of such shares as of the date of the notification to exercise this put right. If, as a result of the competitive bidding procedures of the Santiago Stock Exchange, the shares of Itaú Corpbanca sold by Company Two are unexpectedly sold over the Santiago Stock Exchange to a third party at a higher price, then CorpGroup Parent shall no longer have the right to repurchase such shares of Itaú Corpbanca from Itaú Unibanco or one of its wholly-owned subsidiaries.

If the put right described above has been exercised, during the five-year period thereafter, CorpGroup Parent shall have the right either to (i) acquire from Itaú Unibanco, a number of shares of Company Two up to the number of shares sold pursuant to such put right at the same price per share as was paid by Itaú Unibanco plus an annual interest rate at the Chilean Índice de Cámara Promedio plus a spread that is not to exceed the lowest spread then being offered by Itaú Corpbanca to non-governmental borrowers in Chile; or (ii) cause Itaú Unibanco to place an order on the Santiago Stock Exchange to sell to CorpGroup Parent and/or Company Two a number of shares of Itaú Corpbanca up to the number of shares sold to Itaú Unibanco pursuant to such put right at the same price per share as was paid by Itaú Unibanco plus an annual interest rate at the Chilean Índice de Cámara Promedio plus a spread that is not to exceed the lowest spread then being offered by Itaú Corpbanca to non-governmental borrowers in Chile. If, as a result of the competitive bidding procedures of the Santiago Stock Exchange, the shares of Itaú Corpbanca sold by Itaú Unibanco or one of its wholly-owned subsidiaries are sold over the Santiago Stock Exchange to a third party at a higher price, then CorpGroup Parent and/or Company Two shall not have the right to repurchase such shares of Itaú Corpbanca.

Use of Brands

Itaú Unibanco and CorpGroup Parent have agreed that for so long as Itaú Unibanco owns shares of Itaú Corpbanca, Itaú Corpbanca and its subsidiaries shall have a royalty-free, perpetual license to use the Itaú Brand, whether alone or in conjunction with other trademarks.

Preapproved Matters

CorpGroup Parent agreed to consent to and affirmatively vote its shares of Itaú Corpbanca at any shareholders’ meeting in favor of the approval of a transaction between the Itaú Corpbanca’s securities broker (corredora) subsidiary and MCC at such time as MCC is wholly owned by an Affiliate of Itaú Unibanco, transaction which may be structured as an acquisition of equity securities of MCC by Itaú Corpbanca (followed by a merger of such subsidiary and MCC).

Strategic Transactions

Pursuant to the terms of the Itaú CorpGroup Shareholders’ Agreement, CorpGroup Parent and Itaú Unibanco intend to use Itaú Corpbanca and its subsidiaries as their exclusive vehicle to pursue business opportunities in the Banking Business in Chile, Colombia, Peru and Central America. As a result, if either CorpGroup Parent or Itaú Unibanco, intends to pursue or develop any new business opportunities in the Banking Business in the abovementioned territories, either individually or with third parties, such party shall notify the other party and provide Itaú Corpbanca with the exclusive right to pursue such business opportunity prior to presenting it to or pursuing it individually or with third parties. If CorpGroup Parent or Itaú-Unibanco, as the case may be, does not agree to Itaú Corpbanca pursuing or continue to pursue or consummate such particular business opportunity within 30 days following receipt of such notice, the other party shall have the right to pursue and implement it unilaterally and not through Itaú Corpbanca.

If CorpGroup Parent agrees to Itaú Corpbanca pursuing a business opportunity that would require a capital increase and/or a change in the dividend policy of Itaú Corpbanca, Itaú Unibanco agreed to provide CorpGroup Parent with long-term financing in an amount reasonably necessary as to finance its subscription of its pro rata share in such capital increase. If, on the other hand, CorpGroup Parent agrees to allow Itaú Corpbanca to pursue and implement such business opportunity but decides not to participate in the capital increase in connection therewith, Itaú Unibanco will grant CorpGroup Parent a call option with respect to the number of shares that if purchased by CorpGroup Parent at such time would restore its direct and indirect ownership percentage of outstanding shares of Itaú Corpbanca to its ownership percentage of outstanding shares of Itaú Corpbanca immediately prior to such capital increase.

Itaú Unibanco’s Paraguay and Uruguay Operations

In respect of Itaú Unibanco’s Paraguay and Uruguay Operations, CorpGroup Parent and Itaú Unibanco agreed to (i) negotiate in good faith the inclusion of their respective businesses in Paraguay and Uruguay as part of the business owned and operated by Itaú Corpbanca, (ii) use their reasonable best efforts to agree on the valuation of such businesses in Paraguay and Uruguay and (iii) if CorpGroup Parent and Itaú Unibanco agree on the valuation of such businesses, to transfer to and operate such businesses by Itaú Corpbanca.

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

Service Contracts

On July 6, 2001, we entered into a Services Agreement with our affiliate Inversiones CorpGroup Interhold Limitada pursuant to which CorpGroup provides us with professional and technical consulting services including preparation of financial statements, implementing financial and administrative procedures; preparing, analyzing, and providing legal advisory services; and analyzing economic, financial sectors and feasibility of investment plans; we pay fees of approximately UF6,250 per month. On January 27, 2014, we entered into an amendment to the agreement which will take effect as of January 1, 2015. Pursuant to this amendment, the agreement will be extended for a further 10-year term beginning on January 1, 2015, subject to certain early termination provisions. Either party may extend the term of the agreement for five additional years. Provisions for the payment of expenses were also included in this amendment.

On April 10, 2008, we entered into a Services Agreement with our affiliate Inversiones CorpGroup Interhold Limitada, pursuant to which CorpGroup provides us with professional and technical consulting services in the finance, capital markets, real estate and operations areas; we pay fees of approximately UF 1,350 per month. On January 27, 2014, we entered into an amendment to the agreement which will take effect as of January 1, 2015. Pursuant to the amendment, the agreement will be extended for a further 10-year term beginning on January 1, 2015, subject to certain early termination provisions. Either party may extend the term of the agreement for five additional years, subject to certain conditions. Provisions for the payment of expenses were also included in this amendment.

On March 27, 2012, we entered into a Services Agreement with Mr. Álvaro Saieh Bendeck and our affiliate CorpGroup Holding Inversiones Limitada, pursuant to which CorpGroup Holding Inversiones Limitada provides us with professional and technical consulting services in all matters related to strategic planning and definitions, new businesses, including acquisitions in Chile or abroad, and management controls; we pay fees of approximately UF 1,250 per month. On January 27, 2014, we entered into an amendment to the agreement which will take effect as of January 1, 2015. Pursuant to the amendment, the agreement will be extended for a further 10-year term beginning on January 1, 2015, subject to certain early termination provisions. Either party may extend the term of the Service Contract for five additional years, provided that on such date the services continue to be rendered with the participation of Mr. Álvaro Saieh Bendeck. Provisions for the payment of expenses were also included in this amendment.

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

Redbanc Agreement

We entered into an agreement dated as of April 1, 2001 to participate in the automated teller machine network operated by Redbanc S.A.. Due to the Merger, on October 11, 2016, this agreement was amended and restated in order to (i) terminate the equivalent agreement entered into by former Banco Itaú Chile with Redbanc S.A. prior to the Merger and (ii) recognize and confirm the agreement entered into by former Corpbanca, which remains in full force and effect.

The agreement covers a three-year term which is automatically and successively renewed for equal three-year periods. The purpose of this agreement is to provide services to facilitate the performance of banking objectives. This includes the installation, operation, maintenance, and development of equipment, devices, systems, and services used for the management and operation of automated and non-automated cash and point-of-sale machines and the related services. Redbanc shall invoice and charge us a different monthly fee for each of the services connected to the automated teller machine network.

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

When the shares to be converted into ADSs have been acquired by the foreign investor with funds brought into Chile through the Formal Exchange Market, a registration form shall be filed with the Department of International Financial Operations of the Central Bank of Chile by the foreign investor acting through an entity of the Formal Exchange Market on or before the date on which the foreign currency is brought into Chile. However, if the funds were brought into Chile with a different purpose and subsequently were used to acquire shares to be converted into ADSs, the Department of International Financial Operations of the Central Bank of Chile then shall be informed of such investment by the Custodian within ten days following the end of each 15-day period on which the Custodian has to deliver periodic reports to the Central Bank of Chile. If the funds were not brought into Chile, a registration form shall be filed with the Department of International Financial Operations of the Central Bank of Chile by the foreign investor itself or through an entity of the Formal Exchange Market within first 10 days of the month following the date on which the proceeds were used.

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

From January 1, 2017, the first category tax may be credited partially (65%). Nevertheless, the foreign holder shall be entitled to a full first category tax credit regardless of the tax regime chosen by the company if such holder is established or domiciled in, or resident of, a country with which Chile has a double taxation treaty in force or, until December 31, 2019, Chile has signed a double taxation treaty with such country, even if not in force.

In addition, distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit. In case such withholding is determined to be excessive at the end of the year, foreign holders will have rights to file for the reimbursement of the excess withholding. Under Chilean income tax law, for purposes of determining the level of the first category tax that has been paid by us, dividends generally are assumed to have been paid out of our oldest retained taxable profits. The first category tax rate is 24% in 2016, is 25.5% in 2017 and 27% in 2018. The foregoing tax consequences apply to cash dividends paid by us. Dividend distributions made in property (other than common shares) will be subject to the same Chilean tax rules as cash dividends.

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

The tax basis of common shares received in exchange for ADSs will be the acquisition value of such shares duly adjusted for local inflation. The valuation procedure set forth in the deposit agreement, which values common shares that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into common shares and sale of such common shares for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile to the extent that the sale price is equal to the acquisition value at the time of redemption as discussed above. In the event the sale price exceeds the acquisition value of such shares determined as explained above, such capital gain will be subject to first category tax (in the event the sale took place on or before December 31, 2016) and the Chilean withholding tax as discussed above.

The distribution and exercise of preemptive rights relating to the common shares will not be subject to Chilean taxation. Amounts received in exchange for the assignment of preemptive rights relating to the shares will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter to the extent described above).

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

This section does not apply to you if you are a U.S. holder subject to special rules, including for example:

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	a bank or other financial institution;

•	a life insurance company;

•	a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) or a partner, member or owner therein;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of the bank’s shares;

•	a person that holds ADSs or common shares as part of a straddle, a hedging, conversion or constructive sale transaction; or

•	a person whose functional currency is not the U.S. dollar.

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

As used herein, the term “U.S. holder” means a beneficial owner of ADSs or common shares who is, for U.S. federal income tax purposes, any of the following:

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the ADSs or common shares, the U.S. federal income tax treatment of a partner, member or owner of such entity will generally depend on the status of the partner, member or owner and the tax treatment of such entity. A partner, member or owner in an entity holding the ADSs or common shares should consult its tax advisor with regard to the U.S. federal income tax treatment of its investment in the ADSs or common shares.

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

If you are a non-corporate U.S. holder, dividends paid to you may constitute qualified dividend income and be taxable to you at a reduced rate provided that (1) certain holding period requirements are met, (2) the ADSs or common shares are considered to be readily tradable on an “established securities market” in the United States, and (3) the bank is not a PFIC. Under U.S. Internal Revenue Service, or IRS, authority, ADSs are considered for purposes of clause (2) above to be readily tradable on an established securities market in the United States because they are listed on the NYSE. Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividend income because the common shares are not themselves listed on a U.S. exchange. Moreover, as discussed below, under “—Passive Foreign Investment Company rules”, we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2016 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks. You should consult your tax advisor regarding the availability of the reduced rate for dividends paid with respect to our ADSs or common shares. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain U.S. corporations.

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

Passive Foreign Investment Company rules

Based upon our current estimates, expectations and projections of the value and classification of our assets and the sources and nature of our income, we believe that the bank’s ADSs and common shares should not be treated as stock of a PFIC for U.S. federal income tax purposes for 2016, our current taxable year or in the foreseeable future, but this conclusion is a factual determination that is made annually and there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. Our actual PFIC status for our current taxable year ending December 31, 2017 will not be determinable until after the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for 2017.

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

We believe that we should qualify as an active bank under the requirements of the notice and the proposed regulations, assuming that the proposed regulations are finalized in their current form. Accordingly, based on our present regulatory status under Chilean law, the present nature of our activities and the present composition of our assets and sources of income, we do not believe we were a PFIC for the taxable year ending December 31, 2016 (the latest period for which the determination can be made) and we also do not expect to be a PFIC for the current taxable year or for any future taxable years.

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

Information with respect to foreign financial assets

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

Following the consummation of the Merger, as part of the integration process of the merged banks, we amended our risk management policies and procedures in order to adopt Itaú Unibanco’s risk policies and procedures according to Basel III framework.

While there is no single definition of financial risk, the bank defines this risk as the possibility of an event having unexpected financial consequences on the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the bank’s shareholders and the regulations that govern the institution. The main financial risks to which the bank is exposed are: Market Risk, Liquidity Risk and Counterparty Risk.

1.	Market Risk

Market risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books. The Trading Book includes non-derivative financial instruments that have been classified as trading instruments and all derivative positions that have not been classified as hedging instruments, according to accounting standards. The Banking Book includes all positions in derivative and non-derivative instruments that do not form part of the Trading Book. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of instruments recorded at fair value. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost. The following section describes the main market risk factors to which the bank and its subsidiaries are exposed:

a) Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions.

The main sources of foreign exchange risk are:

•	positions in foreign currency (FX) within the trading book;

•	currency mismatches between assets and liabilities in the banking book;

•	cash flow mismatches in different currencies; and

•	structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the bank’s income statement and equity. This effect is known as “translation risk.”

b) Indexation Rate Risk

Indexation risk is the exposure to changes in indexed units (e.g. UF, UVR or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the statement of financial position may be denominated.

c) Interest Rate Risk

Interest rate risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the bank’s economic value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

d) Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as exposure to changes in the price volatility of the underlying asset.

2.	Funding Liquidity Risk

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

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

•	The liquidation of positions, when it so decides, to occur without significant losses.

•	The commercial and treasury activities of the bank and its subsidiaries to be financed at competitive rates.

•	The bank to avoid fines or regulatory penalties for not complying with regulations.

3.	Counterparty Risk

Counterparty risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the bank under contractually agreed-upon conditions. This risk also includes a given counterparty’s inability to comply with obligations to settle derivative operations with bilateral risk.

The bank diversifies credit risk by placing concentration limits on different groups. Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations on time and as agreed.

B.	FINANCIAL RISK MANAGEMENT

The process of managing financial risks is an ongoing, interlinked process that begins by identifying the risks to which the institution is exposed. After that, the bank calculates the potential impact of that exposure on its profit or loss and limits it to a desired level. This involves actively monitoring risk and studying how it evolves over time. The risk management process can be subdivided into the following stages:

1)	Identification of Financial Risks

The Financial Risk Division has a highly technical team that is constantly monitoring the activities of the bank and its subsidiaries to search for potential risks that have not been quantified and controlled. The bank’s Treasury Division serves as a first line of defense and plays an essential role in risk detection. Itaú Corpbanca’s structure facilitates this role of identifying risks by preserving the division’s independence and ensuring active participation from management in creating/modifying products. After a risk is identified, it is quantified to see the potential impact on value creation within the institution.

2)	Quantification and Control of Financial Risk Exposure

Once a risk has been identified, the Financial Risk Division is responsible for mapping the risk using the appropriate quantification metrics. Our board of directors and senior management are aware of the methods used to measure exposure and are responsible for setting the institution’s desired risk appetite levels (by business unit, associate, risk factor, area, etc.), always taking care to adhere to current regulations. The limit setting process is the instrument used to establish the equity available to each activity. Limit determination is, by design, a dynamic process that responds to the risk level considered acceptable by senior management.

The Financial Risk Division requests and proposes a system of quantitative and qualitative limits and warning levels that affect liquidity and market risk. This request must be authorized by the Assets and Liabilities Committee, or ALCO, and our board of directors. It also regularly measures risk incurred, develops valuation tools and models, performs periodic stress testing, measures the degree of concentration with interbank counterparties, drafts policy and procedure handbooks and monitors authorized limits and warning levels, which are reviewed at least once per year.

The limit structure requires the division to carry out a process that includes the following steps:

•	Efficiently and comprehensively identify and outline the main types of financial risks incurred so that they are consistent with the running of the business and the defined strategy.

•	Quantify and communicate to business areas the risk levels and profile that senior management considers acceptable in order to avoid incurring undesired risks.

•	Give business areas flexibility to take on financial risks in an efficient and timely manner based on changes in market and business strategies, and always within the risk levels considered acceptable by the entity.

•	Enable business generators to take on a cautious yet sufficient level of risk in order to achieve budgeted results.

•	Outline the range of products and underlying assets with which each treasury unit can operate, based on characteristics like the model, valuation systems and liquidity of the instruments involved, among other factors.

The metrics, by type of risk, used to quantify exposure or demonstrate that a risk has been materialized are detailed below:

a) Market Risk Metrics and Limits

Given the complexity and relevance of the portfolios managed by Itaú Corpbanca, diverse instruments have been chosen to control market risk based on the characteristics of the financial products in the Trading and Banking Books.

The following regulatory and internal metrics are used to monitor and control market risk:

Regulatory Risk Measurements for the Trading and Banking Books

The bank measures regulatory exposure using the standardized methodology provided by the Chilean Central Bank (Chapter III-B-2.2 “Standards on Measuring and Controlling Market Risks in Banking Companies” of the Compendium of Financial Standards) and complemented by the SBIF (Chapter 12-21 —Standards on Measuring and Controlling Market Risks), which is a risk measurement based on the standard methodology of the Basel Committee and is designed to quantify exposure to market risks for the Banking and Trading Books.

The regulatory measurement of market risk in the Trading Book allows the bank to estimate its potential losses from fluctuations standardized by the regulator. The regulatory limit is the sum of this risk (also known as Market Risk Exposure or MRE) and 10% of the credit risk weighted assets. This sum cannot be greater than the bank’s minimum capital requirement.

The bank, on an individual level, must continuously observe those limits and report to the SBIF on a weekly basis its positions at risk and compliance with those limits (Regulatory Report SBIF C41—Weekly information on market risk using standardized methodology). It must also inform the SBIF each month on the consolidated positions at risk of subsidiaries and foreign subsidiaries (Regulatory Report SBIF C43—Consolidated information on market risk using standardized methodology).

The following table details regulatory limit consumption for market risk, specifically for the Trading Book as of December 31, 2015 and 2016.

Trading Book

Limit Consumption	As of December 31,
	2015	2016
Market risk exposure (MRE)	71.8%	60.4%

The regulatory risk measurement for the Banking Book (Regulatory Report SBIF C40—Cashflows related to interest rate and indexation risk in the Banking Book) is used to estimate the bank’s potential losses from standardized adverse movements in interest and exchange rates. For regulatory reporting purposes, the Trading Book includes the interest rate risk of derivatives managed in the Banking Book.

The standardized regulatory report for the Banking Book (Regulatory Report SBIF C40) is used to estimate the bank’s potential economic losses from standardized adverse movements in interest rates defined by the SBIF. Currently, limits for short-term exposure (STE) to interest rate and indexation risk in the Banking Book must not exceed 35% of annual operating income (LTM moving period) and long-term limit consumption (LTE) must be less than 20% of the bank’s minimum capital requirement.

The following table details regulatory limit consumption for market risk, specifically for the Banking Book as of December 31, 2015 and 2016:

Banking Book

Limit Consumption	As of December 31,
	2015	2016
Short-term exposure to interest rate risk (STE)	60.6%	51.8%
Long-term exposure to interest rate risk (LTE)	13.8%	60.1%

Value at Risk (VaR) Calculation

•	Calculation of Historical Value at Risk (non-parametric): This measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to Statistical or Parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation and correlations across returns (parameters). The bank’s uses a 99% confidence level and a time horizon of one day.

•	Calculation of volatility-adjusted Historical Value at Risk (non-parametric): This measurement is based on the above and the profit and loss (P&L) vector is adjusted according to whether it is facing a period of greater or less volatility.

Our board of directors defines limits on the Value at Risk (as of the end of the first half of 2016 it uses the volatility-adjusted Historical VaR method) that can be maintained, which is monitored on a daily basis. The measurement is also subjected to back testing to verify that the daily losses that effectively occurred do not exceed VaR more than once every 100 days. The result is monitored daily to confirm the validity of the assumptions, hypothesis and the adequacy of the parameters and risk factors used in the VaR calculation. The bank in turn calculates VaR for sub/portfolios and risk factors, which allows it to quickly detect pockets of risk. Since VaR does not consider stress scenarios, it is complemented by stress testing. Specifically, the bank uses metrics that take into account prospective, historical and standardized scenarios.

(i) Limitations of VaR Model

Although the VaR model is one of the models most frequently used by the local financial industry, like any model it has limitations that must be considered:

•	It does not take into account the expected loss in the event that the portfolio return is above the confidence level defined in the VaR. In other words, in the bank’s case it does not reflect what happens in the 1% of the tail. This is mitigated with the stress measures detailed below.

•	It does not consider intraday results, but only reflects the potential loss given current positions.

•	It does not take into account potential changes in the dynamics of movements in market variables (i.e. potential changes in the matrix of variance and covariance).

(ii) Sensitivity Measurements

Sensitivity measurements are based on estimated scenarios for positions in the Trading and Banking Books.

•	Trading Book Positions by Risk Factor: The table below sets forth the Trading Book positions by risk factor as of December 31, 2015 and 2016:

	Position
Risk Factor / Products	2015	2016
	MCh$	MCh$

CLP rates
Derivatives	(77,875)	(131,852)
Investments	3,733	344,390

CLF rates
Derivatives	175,245	319,785
Investments	2,678	72,668

COP rates
Derivatives	0	4,275
Investments	0	381,848

UVR rates
Derivatives	0	0
Investments	0	164,828

USD rates	7,835	44,211

OM rates	52	(1,061)

FX (exchange rate)	7,887	14,089

Inflation (CLF)	0	0

Optionality (Gamma, Vega)	1	6

Trading Book positions by risk factor correspond to the fair and equivalent nominal value (exchange rate or “FX,” inflation and optionality) of the portfolios within the Trading Book. The Trading Book is made up of the financial assets presented in Notes 6 and 8, and financial liabilities presented in Note 8, all of them included in our consolidated financial statements. The currency position incorporates the amortized cost positions from the statement of financial position, excluding the positions related to the foreign investment with their respective hedges. The currency positions in the Trading Book have limits for each currency.

•	Banking Book by Risk Factor:

FX and Inflation Positions in Banking Book:

The following table sets forth the foreign currency and inflation positions in the Banking Book as of December 31, 2015 and 2016:

	Year-End 2015 Year-End 2016
CLF Position	448,256	1,118,526
FX Position	(52,231)	(684,938)

Positions in currencies other than Chilean pesos and exposure to indexation are classified by book and by their effect on the bank’s financial statements, reflecting the spot exposure to each risk factor. It is important to highlight the impact of structural exchange rate risk arising from the bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the results and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges. The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of December 31, 2016, greater ongoing exposure was concentrated in Colombian pesos (approximately US$1.0 billion). The Bank hedges part of these positions on a permanent basis using currency derivatives. The currency positions in the Banking Book have limits for each currency.

Structural Interest Rate Position in Banking Book (Interest Rate Gap):

Structural interest rate risk is measured using representation by risk factor of cash flows expressed at fair value, assigned at the repricing date and by currency. This methodology facilitates the detection of concentrations of interest rate risk over different time frames. All positions in and outside the statement of financial position must be ungrouped into cash flows and placed at the repricing / maturity point. For those accounts that do not have contractual maturities, an internal model is used to analyze and estimate their durations and sensitivities.

The following table shows the Banking Book positions for the most important currencies in which the bank does business as of December 31, 2015 and 2016 (products valued at amortized cost and available-for-sale instruments and derivatives valued at fair value).

The exposures presented are the present values resulting from:

•	Modeling contractual cash flows based on behaviors that affect market risk exposure (for example, prepayment and renewal, among others).

•	Discounting cash flows from items accounted for on an accrual basis at a rate that represents the opportunity cost of the liability/asset.

•	Discounting cash flows from items accounted for at market value at the market rate.

	Year-End 2015
CLP Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	1,375,771	433,059	740,858	377,601	102,765

Cash	227,450	—	—	—	—
Repurchase agreements	58,296	—	—	—	—
Loans to customers, net	639,202	408,002	701,133	365,287	102,720
Financial assets available for sale	147,925	25,057	39,725	12,314	45
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	97,349	—	—	—	—
Other assets	205,549	—	—	—	—

LIABILITIES	(1,823,957)	(518,933)	(1,046,279)	(278,441)	(10,960)

Current accounts and demand deposits	(375,365)	(47,417)	(151,741)	(110,807)	(10,960)
Savings accounts and time deposits	(658,190)	(471,444)	(892,462)	(137,889)	—
Debt issued	—	—	(2,077)	(29,745)	—
Repurchase agreements	(88,328)	(72)	—	—	—
Other liabilities	(178,329)	—	—	—	—
Capital and reserves	(523,745)	—	—	—	—

DERIVATIVES	313,295	157,511	414,040	(130,308)	(92,492)

Financial derivative instruments	313,295	157,511	414,040	(130,308)	(92,492)

CLF Position	Year-End 2015
	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	340,027	265,914	957,214	627,247	2,133,207

Cash	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	248,695	217,467	874,598	546,211	2,133,207
Financial assets available for sale	81,786	48,447	82,616	81,036	—
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	9,546	—	—	—	—

LIABILITIES	(214,234)	(88,779)	(609,756)	(542,924)	(1,756,897)

Current accounts and demand deposits	(371)	—	—	—	—
Savings accounts and time deposits	(171,613)	(80,000)	(494,159)	(171,808)	(373,648)
Debt issued	(4,173)	(8,776)	(59,318)	(285,780)	(1,331,970)
Repurchase agreements	—	—	—	—	—
Other liabilities	(38,077)	(3)	(56,279)	(85,336)	(51,279)
Capital and reserves	—	—	—	—	—

DERIVATIVES	88,477	(202,459)	(189,140)	(55,062)	(304,577)

Financial derivative instruments	88,477	(202,459)	(189,140)	(55,062)	(304,577)

FX Position	Year-End 2015
	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	535,528	426,188	548,729	22,657	16,207

Cash	143,224	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	335,312	426,188	548,729	22,657	16,207
Financial assets available for sale	—	—	—	—	—
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	56,992	—	—	—	—

LIABILITIES	(445,017)	(499,406)	(452,259)	(30,098)	(5,389)

Current accounts and demand deposits	(65,134)	(10,675)	(34,114)	(24,691)	(5,389)
Savings accounts and time deposits	(241,110)	(159,131)	(169,009)	—	—
Debt issued	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Other liabilities	(138,773)	(329,600)	(249,136)	(5,407)	—
Capital and reserves	—	—	—	—	—

DERIVATIVES	(229,775)	74,931	9,984	(630)	(23,882)

Financial derivative instruments	(229,775)	74,931	9,934	(630)	(23,382)

	Year-End 2016
CLP Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	3,501,743	870,776	2,160,430	1,290,116	543,713

Cash	456,753	—	—	—	—
Repurchase agreements	82,146	—	—	—	—
Loans to customers, net	2,103,570	823,545	2,126,992	1,126,147	459,420
Financial assets available for sale	320,536	47,233	33,438	163,969	84,293
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	214,411	—	—	—	—
Other assets	324,327	—	—	—	—

LIABILITIES	(6,504,266)	(1,196,757)	(2,361,334)	(227,588)	(158,564)

Current accounts and demand deposits	(1,890,606)	—	(58,425)	—	—
Savings accounts and time deposits	(3,042,768)	(1,190,542)	(2,286,425)	(157,934)	(255)
Debt issued	(831)	(4,710)	(15,982)	(69,654)	(158,309)
Other liabilities	(302,491)	(1,505)	(502)	—	—
Capital and reserves	(1,267,570)	—	—	—	—

DERIVATIVES	(136,936)	(204,005)	548,898	(117,704)	48,800

Financial derivative instruments	(136,936)	(204,005)	548,898	(117,704)	48,800

	Year-End 2016
CLF Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	460,596	467,103	2,112,730	1,828,020	3,977,336

Cash	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	498,761	453,798	2,019,088	1,751,321	3,931,531
Financial assets available for sale	3,792	13,305	93,642	76,699	45,805
PP&E and intangible assets	—	—	—	—	—
Other assets	(41,957)	—	—	—	—

LIABILITIES	(366,933)	(158,745)	(1,087,649)	(892,317)	(3,218,064)

Other liabilities	(86,149)	—	(46,944)	(66,944)	(21,856)
Capital and reserves	—	—	—	—	—
Debt issued	(41,651)	(12,178)	(542,146)	(649,782)	(2,773,046)
Current accounts and demand deposits	(17,596)	—	—	—	—
Savings accounts and time deposits	(221,537)	(146,567)	(498,559)	(175,591)	(423,162)

DERIVATIVES	(633,500)	(290,901)	(864,344)	(448,301)	233,496

Financial derivative instruments	(633,500)	(290,901)	(864,344)	(448,301)	233,496

COP and UVR Position	Year-End 2016
	1 Month	1 -3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
Assets	2,777,361	610,840	667,891	761,052	690,494

Cash	328,871	—	—	—	—
Repurchase agreements	152,665	—	—	—	—
Loans to customers, net	1,697,264	602,867	629,102	695,626	508,008
Financial assets available for sale	44,235	7,973	38,789	65,426	182,486
Financial assets held to maturity	107,541	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	446,735	—	—	—	—

Liabilities	(4,229,588)	(581,868)	(765,798)	(461,681)	(309,997)

Current accounts and demand deposits	(1,759,415)	—	—	—	—
Savings accounts and time deposits	(930,983)	(570,126)	(631,854)	(342,199)	(101,967)
Debt issued	(24,653)	(11,742)	(133,944)	(119,482)	(208,030)
Other liabilities	(740,891)	—	—	—	—
Capital and reserves	(773,646)	—	—	—	—

Derivatives	(41,422)	(24,828)	220,845	(8,233)	(83,679)

Financial derivative instruments	(41,422)	(24,828)	220,845	(8,233)	(83,679)

FX Position	Year-End 2016
	1 Month	1 -3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	979,846	774,212	1,123,227	31,486	34,326

Cash	349,543	—	—	—	—
Repurchase agreements	39,172	—	—	—	—
Loans to customers, net	645,830	774,108	1,122,529	22,872	22,093
Financial assets available for sale	287	104	698	8,614	12,233
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	(54,986)	—	—	—	—

LIABILITIES	(1,880,468)	(785,961)	(1,179,179)	(545,528)	—

Current accounts and demand deposits	(317,104)	—	(7,959)	—	—
Savings accounts and time deposits	(923,035)	(264,542)	(322,601)	—	—
Debt issued	(7,529)	(125,397)	(469,452)	(540,348)	—
Other liabilities	(610,230)	(396,022)	(379,167)	(5,180)	—
Capital and reserves	(22,570)	—	—	—	—

DERIVATIVES	329,880	264,544	461,844	543,063	(57,615)

Financial derivative instruments	329,880	264,544	461,844	543,063	(57,615)

The following table summarizes the aforementioned exposures:

Currency	2015 Exposure	2016 Exposure
	MCh$	MCh$
CLP	13,530	(1,942,677)
CLF	448,256	1,118,526
COP-UVR	—	(778,611)
FX	(52,231)	93,673

(iii) Sensitivity Analysis for Financial Risk

The bank uses stress testing as a sensitivity-analysis tool in order to control financial risk. This measurement is performed separately for the Trading and Banking Books.

Sensitivity is estimated using the DV01 indicator, which is a measure of sensitivity of portfolio results if the zero coupon interest rate of the risk factor increases by 1 basis point (0.01%) for different maturities and in annualized terms. Although the use of DV01 indicator to estimate potential impacts on the economic, book and equity value is easy to understand and implement, it excludes both correlations among risk factors and second-order effects.

The following table presents an estimate of the likely, but reasonable, impact of fluctuations in interest rates, exchange rates and implicit volatilities (market factors) that would impact the Trading and Banking Books.

The fluctuations in market factors correspond to highly probable scenarios chosen from among a set of scenarios agreed upon based on the opinions of specialists in economics and financial risk and operators. In order to estimate sensitivity, DV01 and the reasonably likely scenarios must be multiplied by market factor.

•	Interest Rate Scenarios – Chile (basis points – 0.01%):

Scenarios for Impact on Profit and Loss (P&L)							Scenarios for Impact on Available-for-Sale Assets (APS)							Scenarios for Impact on Accrual Book
Term	Chamber CLP	Gov’t CLP	Chamber CLF	Gov’t CLF	Curve USD	Curves MX	Term	Chamber CLP	Gov’t CLP	Chamber CLF	Gov’t CLF	Curve USD	Curves MX	Term	Chamber CLP	Chamber CLF	Curve USD	Curves MX
1D	(36)	38	125	146	66	(20)	1D	(36)	38	(60)	146	66	66	1D	71	125	66	66
3M	(27)	38	125	146	66	(20)	3M	(27)	38	(60)	146	66	66	1M	71	125	66	66
6M	(18)	38	125	146	66	(20)	6M	(18)	38	(60)	146	66	66	3M	71	125	66	66
9M	(21)	39	87	111	52	(20)	9M	(21)	39	(45)	111	52	52	6M	71	125	66	66
1Y	(24)	40	50	75	39	(20)	1Y	(24)	40	(31)	75	39	39	9M	71	125	66	66
2Y	(30)	40	49	75	32	(23)	2Y	(30)	40	(23)	75	32	32	1Y	71	125	66	66
3Y	(32)	43	51	69	38	(27)	3Y	(32)	43	(24)	69	38	38
4Y	(35)	46	52	64	45	(31)	4Y	(35)	46	(25)	64	45	45
5Y	(37)	49	54	58	51	(34)	5Y	(37)	49	(27)	58	51	51
7Y	(39)	48	56	58	55	(36)	7Y	(39)	48	(30)	58	55	55
10Y	(42)	46	61	59	60	(38)	10Y	(42)	46	(34)	59	60	60
20Y	(42)	46	50	38	60	(38)	20Y	(42)	46	(30)	38	60	60

•	Exchange Rate Scenarios – Chile:

Exchange Rate	Scenario for Impact on P&L	Scenario for Impact on AFS	Scenario for Impact on Amortized Cost Book
USD-CLP	(3.8)%	(3.8)%	(3.8)%
USD-COP	(7.7)%	(7.7)%	(7.7)%

•	Interest Rate Scenarios – Colombia (basis points – 0.01%):

Scenarios for Impact on Profit and Loss					Scenarios for Impact on Available-for-				Scenarios for Impact on
Term		Gov’t COP	Swap IBR	Curve USD	Term	Gov’t COP	Swap IBR	Curve USD	Term	Swap IBR	Curve USD
1	D	43	(19)	0	1D	43	(19)	0	1D	29	0
3	M	44	(28)	83	3M	44	(28)	7	1M	30	14
6	M	45	(39)	95	6M	45	(39)	(2)	3M	35	7
9	M	46	(46)	96	9M	46	(46)	(13)	6M	39	(2)
1	Y	47	(54)	97	1Y	47	(54)	(25)	9M	52	(13)
2	Y	52	(76)	107	2Y	52	(76)	(16)	1Y	65	(25)
3	Y	56	(80)	106	3Y	56	(80)	(21)
4	Y	58	(78)	103	4Y	58	(78)	(25)
5	Y	58	(76)	99	5Y	58	(76)	(29)
7	Y	59	(77)	98	7Y	59	(77)	(32)
10	Y	59	(80)	96	10Y	59	(80)	(37)
20	Y	67	(87)	96	20Y	67	(87)	(37)

•	Exchange Rate Scenarios – Colombia

Exchange Rate	Scenario for Impact on P&L	Scenario for Impact on AFS	Scenario for Impact on Amortized Cost Book
USD-COP	13.2%	(6.1)%	13.2%

The following table sets forth the impact of movements or reasonably likely scenarios applied to positions in the Trading Book that affect the bank’s P&L as of December 31, 2015 and 2016.

Potential Impact on P&L	2015	2016
	MCh$	MCh$

CLP Rate Risk	(1,865)	(2,812)
Derivatives	(1,823)	(2,604)
Investments	(42)	(208)

CLF Rate Risk	(2,662)	(8,069)
Derivatives	(2,635)	(8,069)
Investments	(27)	—

COP Rate Risk	—	(11,622)
Derivatives	—	(10,439)
Investments	—	(1,183)

UVR Rate Risk	—	(404)
Derivatives	—	—
Investments	—	(404)

USD Rate Risk	(778)	(2,658)
Other Currencies Rate Risk	(2)	(9)

Total Rate Risk	(5,307)	(25,574)

Foreign Exchange Risk	(131)	(1,921)
Options Risk	—	(87)

Total Impact	(5,438)	(27,582)

(iv) Risk Measurements for Options

Option Risk includes the (Vega) and Gamma volatility risks. The following table sets forth the impact on the margin of movements or reasonably likely scenarios on positions in the Banking Book as of December 31, 2015 and 2016.

Potential Impact on Banking Book Amortized Cost	2015	2016
	MCh$	MCh$
Impact of Interbank Rate Risk	(4,673)	(7,096)

The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months.

In line with the effects on P&L of positions accounted for at fair value and amortized cost, changes in market factors because of reasonably possible movements in interest and exchange rates also generate impacts on equity accounts as a result of the potential change in market value of the portfolio of available-for-sale instruments and the portfolios of cash flow and net foreign investment hedges, which are presented in the following table:

As of December 31, 2015:

	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	USD	MUS$	MCh$
CLP	(9,665)	(1)	(242)
CLF	(30,919)	(2)	(1,725)
USD	—	—	—
Other	—	—	—

Total Rate Impact	(40,584)	(3)	(1,967)

Foreign Exchange	Impact of Change in Prices
	MUS$	MCh$
USD	—	—
Other	—	—

Total Impact on Exchange Rate	—	—

Total Impact	(3)	(1,967)

As of December 31, 2016:

Interest Rate	Potential Impact on Equity
	DV01 (+1 bp)	Impact of Change in Interest Rate
	US$	MUS$	MCh$
CLP	(293,337)	(14.00)	(9,211)
CLF	41,167	(15.00)	(10,029)
COP	(152,241)	(8.00)	(5,588)
UVR	—	—	—
USD	(77,927)	(3.00)	(2,094)
Other	(159)	—	(7)

Total Rate Impact	(482,497)	(40)	(26,929)

Exchange Rate	Impact of Change in Prices
	MUS$	MCh$
USD	(1)	(269)
COP	(150)	(100,390)

Total Impact on Exchange Rate	(151)	(100,659)

Total Impact	(191)	(127,589)

The bank uses accounting hedges to efficiently manage accounting asymmetries present in financial risk exposure. The use of accounting hedges is dependent on limits defined by our board of directors, definitions from the ALCO and our hedging policy. The ALM Division is responsible for designing and implementing strategies and the Financial Risk Management Division for measuring and monitoring the effectiveness of hedges, generating effectiveness indicators that are continuously monitored.

For further details on accounting hedge strategies, see Note 8 of our consolidated financial statements.

b) Liquidity Risk Metrics and Limits

Liquidity risk measurements are focused mainly on quantifying whether the institution has sufficient resources to meet its intraday and interday obligations under both normal and stressed conditions. They also include a framework of indicators to forecast the occurrence of liquidity stress scenarios and clarity as to the steps to follow once the risk has occurred.

The following regulatory and internal metrics are used to monitor and control liquidity risk.

(i) Regulatory Measurement of Liquidity Risk

Adjusted liquidity gap: SBIF Chapter 12-20 (“Management and Measurement of Liquidity Position”) establishes that, with prior authorization from the regulator, cash outflows to retail counterparties may be assigned a different maturity than their contractual maturity based on their statistical behavior. Adjusted mismatches (local consolidated) are restricted to a maximum of:

•	30-day mismatches in consolidated and foreign currency: 100% of Core Capital.

•	90-day mismatches in consolidated currency: 200% of Core Capital.

The bank, on a local consolidated level, must continuously observe those limits and periodically report to the SBIF its positions at risk and compliance with those limits.

The following table sets forth the use of the liquidity regulatory limit as of December 31, 2015 and 2016:

	As of December 31,
Regulatory Liquidity Indicator	2015	2016
	%	%
At 30 days	(2)	4
At 30 days in foreign currency	6	12
At 90 days	15	16

Note: Negative percentage (-2%) means that cash inflows exceed cash outflows at that maturity.

(ii) Regulatory Measurement of Contractual Liquidity Gap

In accordance with SBIF Chapter 12-20, all cash flows in and outside the statement of financial position are analyzed provided that they contribute cash flows at their contractual maturity point.

Balances of the bank’s consolidated undiscounted contractual cash flows from financial assets and liabilities as of December 31, 2015 and 2016, are detailed as follows:

	December 31, 2015
	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	1,684,312	634,369	1,862,438	1,106,943	5,370,043	10,658,103

Cash	556,223	—	—	—	—	556,223
Financial instruments recorded at market value	465,982	—	—	—	—	465,982
Loans to other domestic banks without lines of credit	49,779	8,927	38,282	2,825	2,825	102,638
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	548,585	550,736	1,193,941	616,189	2,936,302	5,845,752
Commercial lines of credit and overdrafts	8,671	2,306	38,713	22	22	49,734
Consumer loans without lines of credit	13,780	27,094	113,379	221,144	317,221	692,619
Consumer lines of credit and overdrafts	(9,524)	9,338	295,542	3,001	3,001	301,357
Residential mortgage loans	10,773	21,390	98,262	257,087	2,053,706	2,441,217
Financial instruments recorded based on issuer’s flow	89	17,682	34,274	11,504	14,079	77,628
Other transactions or commitments without lines of credit	61,262	—	77,054	—	—	138,316
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(21,308)	(3,104)	(27,009)	(4,829)	42,887	(13,363)

Liabilities	(2,140,218)	(876,303)	(2,297,841)	(1,191,284)	(3,520,612)	(10,025,260)

Current accounts and other demand deposits	(1,013,102)	—	—	—	—	(1,013,102)
Term savings accounts - unconditional withdrawal	—	—	—	—	—	—
Term savings accounts - deferred withdrawal	—	—	—	—	—	—
Obligations with Chilean Central Bank without lines of credit	—	—	—	—	—	—
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	(2)	(2)	(99)	(753)	(9,210)	(10,066)
Lines of credit secured from other domestic banks	(21)	—	—	—	—	(21)
Savings accounts and time deposits	(943,680)	(821,386)	(1,660,957)	(362,949)	(976,198)	(4,765,172)
Foreign loans without lines of credit	(2,992)	(22,259)	(550,776)	(83,019)	(87,778)	(746,824)
Lines of credit from foreign banks	—	—	—	—	—	—
Letter of credit obligations	(1,748)	—	(4,916)	(9,009)	(21,783)	(37,456)
Bonds payable	(3,806)	(952)	(51,699)	(290,792)	(1,907,377)	(2,254,626)
Other obligations or payment commitments without lines of credit	(174,867)	(30,704)	(29,394)	(444,762)	(518,266)	(1,197,993)
Other lines of credit secured	—	—	—	—	—	—

Net band	(455,906)	(240,934)	(435,403)	(84,341)	1,849,431	632,843

	December 31, 2016
	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	4,437,895	2,112,587	4,778,259	5,251,810	17,824,808	34,405,359

Cash	1,119,862	—	—	—	—	1,119,862
Financial instruments recorded at market value	1,004,424	359,123	118,864	494,925	1,159,907	3,137,243
Loans to other domestic banks without lines of credit	167,076	4,092	—	—	—	171,167
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	1,969,379	1,525,530	3,364,118	2,816,389	9,368,578	19,043,975
Commercial lines of credit and overdrafts	(276,662)	2,761	58,006	45	45	(215,785)
Consumer loans without lines of credit	62,325	131,324	525,925	1,038,327	1,744,874	3,502,775
Consumer lines of credit and overdrafts	94,515	4,484	325,597	3,248	3,248	431,093
Residential mortgage loans	37,140	66,144	283,201	739,403	5,314,672	6,440,560
Financial instruments recorded based on issuer’s flow	30,967	470	75,868	—	—	107,305
Other transactions or commitments without lines of credit	238,207	6,092	16,098	112,494	117,408	490,299
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(9,338)	12,547	10,582	46,999	116,076	176,865

Liabilities	(8,454,693)	(2,799,978)	(5,214,372)	(2,960,247)	(8,655,131)	(28,084,422)

Current accounts and other demand deposits	(4,318,821)	—	—	—	—	(4,318,821)
Term savings accounts - unconditional withdrawal	(2,901)	—	—	—	—	(2,901)
Term savings accounts - deferred withdrawal	(39,644)	—	—	—	—	(39,644)
Obligations with Chilean Central Bank without lines of credit	(376,629)	—	—	—	—	(376,629)
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(3,091,375)	(2,474,208)	(3,500,821)	(1,139,025)	(1,938,961)	(12,144,391)
Foreign loans without lines of credit	(245,352)	(281,556)	(1,017,915)	(109,668)	(328,524)	(1,983,014)
Lines of credit from foreign banks	—	—	—	—	—	—
Letter of credit obligations	(4,099)	(809)	(12,048)	(26,473)	(79,972)	(123,402)
Bonds payable	(40,256)	(32,952)	(632,208)	(1,638,082)	(6,217,523)	(8,561,021)
Other obligations or payment commitments without lines of credit	(335,616)	(10,453)	(51,380)	(46,999)	(90,151)	(534,599)
Other lines of credit secured	—	—	—	—	—	—

Net band	(4,016,798)	(687,391)	(436,113)	2,291,563	9,169,677	6,320,937

The preceding tables present undiscounted cash flows from the bank’s assets (Notes 5 – 11 of our consolidated financial statements) and liabilities (Notes 16 - 18 of our consolidated financial statements) on the basis of maturity estimation models. The bank’s expected cash flows could vary as a function of changes in the variables that are used to estimate asset and liability maturities.

The grouping corresponds to regulatory categories that bring together financial items with similar characteristics from the perspective of liquidity risk. These categories are modeled separately and reported in cash flows.

(iii) Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR)

In line with international risk management practices, the bank uses the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.

The LCR aims to measure the sufficiency of high-quality assets to face a 30-day funding stress scenario. At a minimum, the bank must survive until the 30th day of the stress scenario with funding from liquid assets in its portfolio because, as described in the standard, managers and/or supervisors would have been able to establish timely corrective measures. The indicator also recognizes differentiated behavior for wholesale versus retail counterparties, which in the bank’s case represent 72% and 28%, respectively, for the 30-day band. On the other hand, the NSFR focuses on maintaining sufficient stable funding to meet (long-term) stable funding needs. We calculate LCR and NSFR using the methodologies defined by the SBIF and the Brazilian Central Bank (BACEN). Both regulators set a limit for LCR, while only the BACEN establishes a limit for NSFR. The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the “Basel III Committee on Banking Supervision” (“BIS III”) that were adopted by the SBIF and the BACEN.

(iv) Deposits / Loans

Structurally, the bank’s liquidity can be quantified based on the level of assets and liabilities in its balance sheet. In particular, the following table shows the ratio of deposits / loans in Itaú Corpbanca’s balance sheet. Deposits refer to the carrying amount of funds (demand and time deposits) that customers deposit in the bank, while loans are credits that the bank grants. This is a measurement of the reciprocity between the bank’s commercial activity and the stability of its funding.

	Dec 2015	Dec 2016
Year-End	73.5%	78.4%
Minimum	73.2%	71.0%
Maximum	79.9%	81.5%
Average	76.5%	77.5%

Note1: loans are reported net of provisions

Note2: comparative basis for 2015 is only Itaú Chile

(v) Liquidity Warning Levels

Warning levels seek to provide evidence or signs of potential adverse liquidity events. The most relevant warning levels include: counterparty and maturity concentration, currency concentration, product concentration, reserve management, evolution of funding rates and diversification of Liquid Assets.

(vi) Analysis of Pledged and Unpledged Assets

The following presents an analysis of the bank’s pledged and uncommitted assets that will be available to generate additional funding as fixed-income instruments. For this, pledged assets are.

•	Assets that have been committed or received in guarantee.

•	Assets that an entity considers that it are restricted from using.

The following table sets forth our available assets and investments adjusted for the delivery or receipt of guarantees as of December 31, 2015 and 2016:

Year	Amount	Guarantees Furnished	Guarantees Received	Cash
	MCh$	MCh$	MCh$	MCh$
	(i)	(ii)	(iii)	(i-ii+iii)
2015	579,597	43,727	10,293	546,163
2016	1,980,930	423,655	383,424	1,940,699

(vii) Counterparty Risk

Exposure to derivative counterparty risk is measured by recognizing the different contracts maintained with the bank’s customers, including contracts without mitigating clauses, contracts with netting, contracts with Credit Support Annex (CSA) and with clearing houses, which receive a differentiated treatment.

The following table details the netting of these transactions:

	12/31/2015			12/31/2016
	Gross amount assets	Gross amount liabilities	Net amounts	Gross amount assets	Gross amount liabilities	Net amounts
	(a)	(b)	(c) = (a) + (b)	(a)	(b)	(c) = (a) + (b)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives with netting agreement	—	—	—	776.613	(885.158)	(108.545)
Derivatives without netting agreement	227.984	(253.183)	(25.199)	326.156	(22.176)	303.980

Total Derivatives	227.984	(253.183)	(25.199)	1.102.769	(907.334)	195.435

Net guarantees delivered in compensation houses(*)	724	—	724	56.818	—	56.818
Net guarantees delivered in bilateral agreements(**)	—	—	—	167.148	(49.776)	117.372

Net guarantees	724	—	724	223.966	(49.776)	174.190

Derivatives net of guarantees	227.984	(252.459)	(24.475)	1.052.993	(683.368)	369.625

(*)	Clearing Houses: centralized counterparties that play the counterparty role for all participants
(**)	Bilateral agreements: contractual agreements between both parties for delivery of guarantees under certain conditions

Market values of derivatives that are reported in accounting do not reflect counterparty risk management using guarantees as they do not reveal the true exposures with the counterparties. The guarantees delivered (received) must be added (subtracted) from the market value in order to correctly reflect these exposures.

It is important to highlight that counterparty risk management is framed within the bank’s corporate credit policies.

3) Monitoring and Governance of Financial Risks

Our board of directors is the body in charge of the bank’s management. Its duties include defining the institution’s strategic guidelines and supervising its risk management structure.

Risk management policies are established with the objective of identifying and analyzing the risks faced by the bank, setting adequate limits and controls and monitoring risks and compliance with limits. Risk management policies and structures are reviewed regularly so that they reflect changes in the bank’s activities. The bank, through its standards and procedures, aims to develop an appropriate control environment in which all employees understand their roles and responsibilities.

The Audit Committee supervises the way in which the bank monitors and manages risk and compliance with the bank’s risk management policies and procedures and checks that the risk management framework is appropriate for the risks faced by the bank. This committee is assisted by the Internal Audit Department in its supervisory role. Internal Audit performs reviews of risk management controls and procedures, whose results are reported to the Audit Committee.

In accordance with the bank’s governance outlook, the Financial Risk Department is responsible for identifying, quantifying, analyzing, controlling and monitoring financial risk at the bank. The Credit Risk Division is responsible for managing credit risk for the Corporate Banking, Treasury, Companies and Retail divisions. The Financial Risk Department is part of the Planning and Control Division. The other departments within this division include Accounting, Management Control, Planning and Development, Capital Management and Investor Relations. The main objective of this corporate division is to provide accurate, timely and high-quality information to support decision making by internal and external stakeholders.

The Corporate Treasury Division is charged with managing financial risk in the bank’s Trading and Banking Books. In the Banking Book, this consists of managing inflation, interest rate and liquidity risk in the bank’s balance sheet in order to maximize returns in compliance with corporate policies and current laws and regulations. The Trading Book refers to the portfolio of financial instruments acquired to obtain short-term gains from increases in fair value arising from changes in the values of underlying variables. This book is responsible for managing currency risk for the entire balance sheet. Management of the bank’s funding structure is an important component of managing liquidity and interest rate risk within the Banking Book or balance sheet.

The Financial Risk Department is independent from the business areas and is responsible for controlling and measuring the bank’s financial risks (market and liquidity risk) as well as supplying, along with the Treasury Division, the ALCO with the metrics and limits for those risks, which are established in the respective policies.

The bank’s financial risk management efforts are framed within the Financial Risk Policy, which is comprised of the Liquidity Management Policy, the Market Risk Management Policy and the Valuation Policy.

a) Financial Risk Management Principles

•	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.

•	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.

•	Senior management establishes the guidelines for risk appetite and is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

b) Financial Risk Management Committees

In order to guarantee the flexibility of management efforts and communication of risk levels to senior management, the following network of committees has been established:

•	Daily Committees: Meets daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.

•	Proprietary Trading and Market Making Committees: Meets weekly to analyze strategies for managing investment portfolio or directional positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

•	ALM Committees: This committee meets biweekly to analyze management of structural interest rate and indexation risk in the banking book.

•	Liquidity and Market Committee: This committee meets biweekly to analyze management of funding liquidity risk.

•	Treasury Committee: This committee meets monthly to analyze matters related to treasury activity and establish agreements and strategies on related matters, always in line with current ALCO policies and guidelines.

•	Assets-Liabilities Committee (ALCO): This committee meets monthly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

•	Board of Directors: Our board of directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Any other charges and expenses of the depositary under the deposit agreement will be paid by Itaú Corpbanca upon agreement between the depositary and Itaú Corpbanca. All fees and charges may, at any time and from time to time, be changed by agreement between the depositary and the Company but, in the case of fees and charges payable by ADS holders and beneficial owners, only in the manner contemplated by article 20 of the ADR.

The depositary reimburses Itaú Corpbanca for certain expenses incurred by Itaú Corpbanca that are related to the ADR facility upon such terms and conditions as Itaú Corpbanca and the depositary have agreed and may hereinafter agree from time to time. The depositary may make available to Itaú Corpbanca a set amount or a portion of the depositary fees charged in respect of the ADR facility or otherwise upon such terms and conditions as Itaú Corpbanca and the depositary may agree from time to time.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies in any payments for the year ended December 31, 2016.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders for the year ended December 31, 2016.

ITEM 15.	CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2016, we carried out an evaluation, under the supervision and with the participation of our management, including our CEO, and our CFO, of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as required by paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2016, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive officers and principal financial officers, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with IFRS, and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the bank;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of the bank’s management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that a decline in the level of compliance with policies or procedures may occur.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria set forth in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers Consultores Auditores SpA, an independent registered public accounting firm.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with the evaluation required by Rule 13a-15(d) under the Exchange Act, our management, including our CEO and CFO, concluded that the changes that occurred during the year ended December 31, 2016 have not materially affected, and are not reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The report of PricewaterhouseCoopers Consultores Auditores SpA, our independent registered public accounting firm, dated April 13, 2017, on the effectiveness of our internal control over financial reporting as of December 31, 2016 is presented on pages F-1 and F-2 of this Annual Report.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We believe that each of the members of our audit committee qualifies as an “audit committee financial expert” within the meaning of this Item 16A, in that: (i) each has an understanding of IFRS and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) significant experience auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the financial statements and experience supervising persons engaged in such activities; (iv) an understanding of internal control over financial accounting and reporting; and (v) an understanding of the functions of an audit committee.

The names of the members of our audit committee are included in Item 6. Directors, Senior Management and Employees—C. Board Practices. All the members of this committee, except for Mr. Morales, meet the independence requirements set forth in Rule 10A-3(b)(1) under the Exchange Act.

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

Our code of ethics is available on our website, at www.itau.cl under the heading “Sobre Itaú Corpbanca—Políticas, Manuales y Códigos.”

No waivers have been granted to the code of ethics since its adoption that applies to the persons indicated above.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2015 and 2016 following the accounting form:

Principal accountant fees and services
	Year ended December 31,
	2015	2016
	(in millions of constant Ch$)
Audit fees	317	1,501
Audit-related fees	15	340
Tax fees	—	—
All other fees	66	190

Total	398	2,031

Audit fees in the above table are the aggregate fees billed by PwC for 2015 and 2016, in connection with the audit of our financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings or engagements.

Audit-related fees in the above table are the aggregate fees billed by PwC for 2015 and 2016, for the audit and review of our filings under the Securities Act.

Tax fees in the above table are the aggregate fees billed by PwC for 2015 and 2016, respectively, for tax compliance, tax advice, and tax planning.

Other services are fees billed to us by PwC for 2015 and 2016, in connection with consulting work and advice on accounting matters (which are unrelated to the auditing of the accounts).

PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee approves all audit, audit-related services, tax services and other services provided by PwC. Any services provided by PwC that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Itaú Corpbanca’s audit committee does not meet the requirements of Exchange Act Rule 10A-3 because Camilo Morales Riquelme does not meet the Exchange Act Rule 10A-3(b)(1) independence requirements. Itaú Corpbanca is relying on the general exemption contained in Exchange Act Rule 10A-3(c)(3), which provides an exemption from NYSE’s listing standards relating to audit committees for foreign companies like Itaú Corpbanca. Itaú Corpbanca’s reliance on Rule 10A-3(c)(3) does not, in the opinion of management, materially adversely affect the ability of its audit committee to act independently and to satisfy the other requirements of Exchange Act Rule 10A-3.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases of our shares registered under Section 12 of the Exchange Act by us or any affiliated purchaser during fiscal year 2016:

Period (*)	(a) Total number of shares purchased	(b) Average price paid per share (in Ch$)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plan or programs
January 2016	—	—	—	—
February 2016	—	—	—	—
March 2016	—	—	—	—
April 2016	172,048,485,617	1,000	—	—
May 2016	—	—	—	—
June 2016	—	—	—	—
July 2016	—	—	—	—
August 2016	—	—	—	—
September 2016	—	—	—	—
October 2016	10,908,002,836	5,899	—	—
November 2016	—	—	—	—
December 2016	—	—	—	—

Total	182,956,488,453	—	—	—

(*)	Itaú Corpbanca and our affiliates did not purchase any of our shares registered under Section 12 of the Exchange Act.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

NYSE Corporate Governance Standards	Chilean Corporate Governance Standards
Listed companies must have a majority of independent directors and independence test.	Publicly traded companies (sociedades anónimas abiertas) must designate at least one independent director and a directors committee, if they have a market capitalization equal to or greater than the equivalent of 1,500,000 unidades de fomento, and at least 12.5% of its issued shares with voting rights are held by shareholders who individually control or own less than 10% of such shares. Under Chilean law, directors elected by a group or class of shareholders have the same duties to the company and to the shareholders as do the remaining directors, and all transactions with the company in which a director has an interest, either personally (which includes the director’s spouse and certain relatives) or as a representative of a third party, requires a report from the directors committee and the prior approval by the board of directors and must be entered into the interest of the Company and on market terms and conditions. Such transactions must be reviewed by the directors committee and disclosed at the subsequent shareholders’ meeting.

Non-management directors must meet at regularly scheduled executive sessions without management.	Chilean law establishes that our executive officers may not serve as directors and therefore, all of our directors are non-management. Our board of directors meets regularly on a monthly basis.

NYSE Corporate Governance Standards	Chilean Corporate Governance Standards
Listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The committee must have a written charter addressing the committee’s purpose and responsibilities, which must include (i) identifying, and selecting or recommending, qualified individuals to serve as board members, (ii) developing and recommending corporate governance guidelines; and (iii) overseeing the evaluation of the board and management.	Under Chilean law, we are not required to have, and do not have, a nominating/corporate governance committee. Under Chilean law, the only committees that are required are the audit committee, the directors committee, the anti-money laundering committee and the anti-terrorism finance committee.

Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a written charter addressing an annual performance evaluation of the committee and addressing the committee’s purpose and responsibilities, which must include (i) determining and approving the CEO’s compensation level based on an evaluation of the CEO’s performance in light of relevant corporate goals and objectives, (ii) making recommendations with respect to non-CEO executive officer compensation and (iii) producing a committee report on executive officer compensation.	Under Chilean law we are not required to have a compensation committee. Our board of directors establishes the compensation of our CEO and does a performance evaluation. The Directors Committee examines the compensation program of executive officers.

Shareholders must have the opportunity to vote on all equity-compensation plans and material revisions thereto, subject to limited exemptions.	Our compensation policies do not provide for equity compensation plans.

Listed companies must adopt and disclose corporate governance guidelines. The guidelines must address (i) director qualification standards, (ii) director responsibilities, (iii) director access to management, (iv) director compensation, (v) director orientation and continuing education, (vi) management succession, and (vii) annual performance evaluation of the board.	We follow corporate governance guidelines established by Chilean laws and by the Regulations of the SBIF which include, among others (i) active participation of directors in our main committees, (ii) the requirement that all employees sign and be knowledgeable of our code of ethics, (iii) a separation of functions — our commercial unit is separated from the back office and risk segments and main credit decisions are taken in committee, (iv) monthly review by the audit committee of internal audit reports and (v) the appointment of an officer who oversees compliance with the code of ethics.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose waivers thereof for directors or executive officers.	We have a code of business and ethics conduct which drives business and ethic conduct of our CEO, CFO and each employee. This code must be signed by each of our employees and is published in our intranet; it is included as an exhibit in this Annual Report.

Listed companies must have an audit committee that meets the requirements of Exchange Act Rule 10A-3 or be exempt therefrom. If the company has an audit committee, each member must meet Exchange Act Rule 10A-3(b)(1) independence requirements or be exempt therefrom. In particular, Exchange Act Rule 10A-3(b)(1) requires that each member of the audit committee be a member of the board of directors of the issuer, and must otherwise be independent.	Under Chilean law, all Chilean banks must establish an audit committee composed of two or more members, two of whom must be directors appointed by the board of directors. The SBIF recommends that at least one of the members of the audit committee, who must also be a member of the board of directors, be experienced with respect to the accounting procedures and financial aspects of banking operations. The members of the audit committee appointed by the board of directors must be independent according to the criteria set by the board of directors. In furtherance of the independence of the audit committee, the board of directors has determined that audit committee members should not, for the last three years, have held positions as our principal executive officers, have performed professional services for us, have commercial commitments with us or with any of our affiliates or related persons or have relations with other entities related to us from which they have received material payments. Moreover, they may not accept any payment or other compensatory fee from us, other than in their capacity as members of the audit committee or of other committees. All the members of the audit committee receive a monthly remuneration.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See the following items starting at page F-3:

(a) Report of independent registered public accounting firm;

(b) Consolidated statements of financial position as of 2016 and 2015 and as of January 1, 2015;

(c) Consolidated statements of income for the years ended December 31, 2016 and 2015;

(d) Consolidated statements of other comprehensive income for the years ended December 31, 2016 and 2015;

(e) Consolidated statements of changes in Equity for the years ended December 31, 2016 and 2015;

(f) Consolidated statements of cash flows for the years ended December 31, 2016 and 2015; and

(g) Notes to the consolidated financial statements.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Articles of Incorporation and By-laws (estatutos sociales) of Itaú Corpbanca, including amendments thereto (English language translation).

Exhibit 2.(a).1**	Form of Amended and Restated Deposit Agreement, dated as of May 7, 2012, by and among Itaú Corpbanca, Deutsche Bank Trust Company Americas, as depositary, and the registered holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including a form of American Depositary Receipt.

Exhibit 2.(a).2*	Form of Itaú Corpbanca Share Certificate (English language translation).

Exhibit 2.(b).1+	Indenture dated January 15, 2013, between Itaú Corpbanca and Deutsche Bank Trust Company Americas, as Trustee, related to Itaú Corpbanca’s 3.125% Senior Notes due 2018.

Exhibit 2.(b).2+	First Supplemental Indenture dated January 15, 2013, between Itaú Corpbanca and Deutsche Bank Trust Company Americas, as Trustee, related to Itaú Corpbanca’s 3.125% Senior Notes due 2018.

Exhibit 2.(b).3+	Form of Global Note due 2018 (included in Exhibit 2.(b).1).

Exhibit 3.1	Amendment dated January 10, 2017 to the Data Processing Master Agreement entered into by and between CorpBanca Colombia and Produban Servicios Informáticos Generales S.L. (English language translation).

Exhibit 3.2	Amendment dated January 25, 2017 to the Software License Agreement entered into by and between CorpBanca Colombia and Ingenierĺa de Software Bancario S.L. (English language translation).

Exhibit 4.(a).1*	Systems Operations Services Agreement, dated as of March 30, 2001, between IBM de Chile S.A.C. and Itaú Corpbanca (English language translation).

Exhibit 4.(a).2(i)++	Service Contract, dated as of July 6, 2001, between Inversiones CorpGroup Interhold Limitada and Itaú Corpbanca, as amended (English language translation).

Exhibit 4.(a).2.(i)(a)	Amendment, dated as of January 27, 2014, to the Service Contract dated as of July 6, 2001, between Inversiones CorpGroup Interhold Limitada and Itaú Corpbanca (English language translation).

Exhibit 4.(a).2(ii)++	Service Contract, dated as of April 10, 2008, between Inversiones CorpGroup Interhold Limitada and Itaú Corpbanca, as amended (English language translation).

Exhibit 4.(a).2.(ii)(a)	Amendment, dated as of January 27, 2014, to the Service Contract, dated as of April 10, 2008, between Inversiones CorpGroup Interhold Limitada and Itaú Corpbanca, as amended (English language translation).

Exhibit 4.(a).2(iii)++	Service Contract, dated as of March 27, 2012, between CorpGroup Holding Inversiones Limitada, Alvaro Saieh Bendeck and Itaú Corpbanca, as amended (English language translation).

Exhibit 4.(a).2(iii)(a)+++	Amendment, dated as of January 27, 2014 of the Service Contract, dated as of March 27, 2012, between CorpGroup Holding Inversiones Limitada, Alvaro Saieh Bendeck and Itaú Corpbanca, as amended (English language translation).

Exhibit 4.(a).3.1	Amendment to the Agreement to Participate in the Automated Teller Machine Network Operated by Redbanc S.A., dated as of October 11, 2016, among Redbanc S.A. and Itaú Corpbanca (English language translation).

Exhibit 4.(a).4.1***	Sublease Automatic Teller Machine Contract, dated as of November 26, 2008 (the “Sublease ATM Contract”), entered into by and between SMU S.A., Rendic Hermanos S.A., Supermercados Bryc S.A. and Distribuidora Super Diez S.A. and Itaú Corpbanca (English language translation).

Exhibit 4.(a).4.2	Amendment to the Sublease ATM Contract, dated as of June 4, 2014, entered into by and between SMU S.A., Rendic Hermanos S.A., Supermercados Bryc S.A. and Distribuidora Super Diez S.A. and Itaú Corpbanca (English language translation).

Exhibit 4.(a).5	Amended and Restated Credit Agreement, dated as of April 10, 2017, by and among Itaú Corpbanca, as borrower, Wells Fargo Bank, N.A., as administrative agent and BNP Paribas Securities Corp, Mizuho Bank, Ltd. Standard Chartered Bank and Wells Fargo Securities, LLC, as joint lead arrangers and bookrunners.

Exhibit 4.(a).6(i)++	Transaction Agreement dated as of January 29, 2014, entered into by and between Itaú Corpbanca, Inversiones CorpGroup Interhold Limitada, Inversiones Gasa Limitada, Itaú Unibanco and Itaú Chile.

Exhibit 4.(a).6(ii)+++	Amendment to the Transaction Agreement, dated as of June 2, 2015, entered into by and between Itaú Corpbanca, Inversiones CorpGroup Interhold Limitada, Inversiones Gasa Limitada, Itaú Unibanco and Itaú Chile.

Exhibit 4.(a).6(iii) ++++	Amended and Restated Transaction Agreement, dated as of January 20, 2017, entered into by and between Itaú Corpbanca, Inversiones CorpGroup Interhold Limitada, Inversiones Gasa Limitada, Itaú Unibanco and Itaú Chile.

Exhibit 4.(b).1+++	Lease agreement, dated as of July 27, 2015, entered into by and between Itaú Corpbanca as tenant and Compañía de Seguros Corpseguros S.A. as landlord.

Exhibit 4.(b).2+++	Lease agreement, dated as of July 27, 2015, entered into by and between Itaú Corpbanca as tenant and Compañía de Seguros CorpVida S.A. as landlord.

Exhibit 4.(b).3	Lease Agreement, dated as of June 21, 2016, entered into by and between Itaú Corpbanca as tenant and Compañía de Seguros Confuturo S.A. as landlord.

Exhibit 4.(b).4	Lease Agreement, dated as of June 21, 2016, entered into by and between Itaú Corpbanca as tenant and Compañía de Seguros Corpseguros S.A. as landlord.

Exhibit 8.1	List of subsidiaries of Itaú Corpbanca.

Exhibit 11.1	Itaú Corpbanca’s Code of Ethics (General code of conduct. English language translation).

Exhibit 11.2	Itaú Corpbanca’s Code of Conduct in the Securities Market (English language translation).

Exhibit 12.1	Certification of the CEO of Itaú Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 12.2	Certification of the CFO of Itaú Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 13.1	Certification of the CEO of Itaú Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2	Certification of the CFO of Itaú Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

*	Filed as an exhibit to our Form 20-F (File No. 001-32305) filed on September 24, 2004, and incorporated herein by reference.
**	Filed as an exhibit to our registration statement on Form F-6 (File No. 001-32305) filed on April 30, 2012, and incorporated herein by reference.
***	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2008 filed on June 30, 2009, and incorporated herein by reference.
+	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2012 filed on May 15, 2013, and incorporated herein by reference.
++	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2013 filed on May 15, 2014, and incorporated herein by reference.
+++	Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2015 filed on March 31, 2016, and incorporated herein by reference.
++++	Filed as an exhibit to our Amendment No. 5 to Schedule 13-D Form SC 13 D/A (File No. 0001193125-17-022064) on January 27, 2017, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITAÚ CORPBANCA

/s/ Milton Maluhy
Name:	Milton Maluhy
Title:	Chief Executive Officer

/s/ Gabriel Moura
Name:	Gabriel Moura
Title:	Chief Financial Officer

Date: April 13, 2017

Itaú Corpbanca and Subsidiaries

Consolidated Financial Statements as of and for the periods ended

December 31, 2016 and 2015 and as of January 1, 2015.

Ch$	=	Amounts expressed in Chilean pesos.
MCh$	=	Amounts expressed in millions of Chilean pesos.
US$	=	Amounts expressed in US dollars.
ThUS$	=	Amounts expressed in thousands of US dollars.
COP$	=	Amounts expressed in Colombian pesos.
MCOP$	=	Amounts expressed in millions of Colombian pesos.
UF	=	Amounts expressed in unidades de fomento.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Itaú CorpBanca

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, of other comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Itaú CorpBanca and its subsidiaries at December 31, 2016, December 31, 2015 and January 1, 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company´s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company´s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers

Santiago, Chile

April 13, 2017

Itaú Corpbanca and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015 and as of January 1, 2015

(In millions of Chilean pesos - MCh$)

	Note		12/31/2016	12/31/2015	01/01/2015
			MCh$	MCh$	MCh$
ASSETS

Cash and deposits in banks	5 a	)	1,487,137	477,809	412,378
Cash in the process of collection	5 b	)	145,769	62,095	96,569
Trading portfolio financial assets	6		632,557	17,765	31,910
Investments under agreements to resell	7 a	)	170,242	10,293	200
Derivative financial instruments	8 a.1)		1,102,769	227,984	236,979
Loans and receivables from banks, net	9		150,568	99,398	120,951
Loans and receivables from customers, net	10		20,444,648	6,705,492	6,063,195
Financial investments available-for-sale	11		2,074,077	514,985	525,865
Held to maturity investments	11		226,433	—	—
Intangible assets	12		1,614,475	51,809	44,921
Property, plant and equipment, net	13		121,043	33,970	34,777
Current income taxes	14		164,296	8,275	16,884
Deferred income taxes	14		110,765	13,930	15,265
Other assets	15 a	)	427,394	135,742	89,622
Non-current assets held for sale	15 b	)	37,164	1,785	815

TOTAL ASSETS			28,909,337	8,361,332	7,690,331

LIABILITIES
Current accounts and demand deposits	16 a	)	4,453,191	981,349	884,786
Transaction in the course of payment	5 b	)	67,413	26,377	59,962
Obligations under repurchase agreements	7 b	)	373,879	43,727	57,682
Time deposits and saving accounts	16 b	)	11,581,710	3,952,573	3,935,367
Derivative financial instruments	8 a.2)		907,334	253,183	257,653
Borrowings from financial institutions	17		2,179,870	658,600	597,346
Debt issued	18		5,460,253	1,504,335	1,047,129
Other financial obligations	18		25,563	20,733	17,572
Current income tax provision	14		1,886	543	—
Deferred income taxes	14		57,636	67	192
Provisions	19		100,048	75,924	62,563
Other liabilities	20 a	)	269,810	52,480	48,709
Liabilities directly associated with non-current assets held for sale	20 b	)	7,032	—	—

TOTAL LIABILITIES			25,485,625	7,569,891	6,968,961

EQUITY
Attributable to equity holders of the Bank:
Capital	22		1,862,826	344,569	344,569
Reserves	22		1,294,108	396,710	337,837
Accumulated other comprehensive income	22		15,552	(944)	(1,390)
Retained earnings:			12,257	51,047	40,304
Retained earnings from prior periods	22		(1,121)	(2,542)	83,151
Net income for the period	22		14,407	105,757	—
Less: Accrual for mandatory dividends	19/22		(1,029)	(52,168)	(42,847)
			3,184,743	791,382	721,320
Non-controlling interest	22		238,969	59	50

TOTAL EQUITY			3,423,712	791,441	721,370

TOTAL LIABILITIES AND EQUITY			28,909,337	8,361,332	7,690,331

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2016 and 2015

(In millions of Chilean pesos - MCh$, except for earnings per share)

	Notes		12/31/2016	12/31/2015
			MCh$	MCh$
Interest income	23 a	)	1,509,203	501,982
Interest expense	23 b	)	(870,028)	(278,692)
Net interest income			639,175	223,290

Income from service fees	24 a	)	193,801	81,375
Expenses from service fees	24 b	)	(43,005)	(10,287)
Net service fee income			150,796	71,088

Trading and investment income, net	25		112,952	(33,182)
Foreign exchange gains (losses), net	26		(48,848)	74,461
Other operating income	31 a	)	19,447	8,761

Trading and investment, foreign exchange gains and other operating income			83,551	50,040

Operating income before provision for loan losses			873,522	344,418
Provision for loan losses	27		(245,990)	(42,929)

Total operating income, net of provision for loan losses, interest and fees			627,532	301,489

Personnel salaries expenses	28		(245,665)	(86,711)
Administration expenses	29		(235,204)	(66,831)
Depreciation and amortization	30 a	)	(63,692)	(9,785)
Impairment	30 b	)	(351)	—
Other operating expenses	31 b	)	(71,715)	(15,133)
Total operating expenses			(616,627)	(178,460)

Total net operating income before income taxes			10,905	123,029

Income (loss) taxes	14		3,568	(17,263)

Income from continuing operations			14,473	105,766
Income (loss) from discontinued operations			(504)	—
NET INCOME FOR THE PERIOD			13,969	105,766

Attributable to:
Equity holders of the Bank			14,407	105,757
Non controlling interest	22 h	)	(438)	9

Earnings per share attributable to equity holders of the Bank			Ch$	Ch$
Basic earnings per share	22 d	)	0.035	0.919
Diluted earning per share	22 d	)	0.035	0.919

Earnings per share from continuing operations attributable to equity holders of the Bank
Basic earnings per share	22 d	)	0.035	0.919
Diluted earning per share	22 d	)	0.035	0.919

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries

Consolidated Statements of Other Comprehensive Income

For the years ended December 31, 2016 and 2015

(In millions of Chilean pesos - MCh$)

	Notes		12/31/2016	12/31/2015
			MCh$	MCh$

Net income for the period	22 j	)	13,969	105,766

Other Comprehensive Income
Items that may be reclassified subsequently to profit or loss:
Financial instruments available-for-sale	22 j	)	15,418	664
Exchange differences on translation	22 j	)	(7,101)	—
Gain (loss) from hedge of net investment in foreign operation	22 j	)	13,458	—
Gain (loss) from cash flow hedge	22 j	)	(5,603)	—
Other comprehensive income (loss) before income taxes			16,172	664

Income tax relating to financial instruments available-for-sale	22 j	)	(4,025)	(218)
Income tax relating to hedge of net investment in foreign operations	22 j	)	(2,685)	—
Income tax relating to cash flow hedge	22 j	)	1,345	—
Income (loss) taxes			(5,365)	(218)

Total other comprenhensive income that may be reclassified to profit in subsequent periods			10,807	446

Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation	22 j	)	(3,920)	—
Income tax relating to defined benefit obligation	22 j	)	1,090	—

Total items that will not be reclassified subsequently to profit or loss			(2,830)	—

Total other comprehensive income (loss)			7,977	446

Comprehensive income (loss) for the period			21,946	106,212

Attributable to:
Equity Holders of the bank	22 j	)	30,903	106,203
Non Controlling interest	22 j	)	(8,957)	9

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

(In millions of Chilean pesos - MCh$-except for number of shares)

						Reserves			Retained earnings
		Number of shares Banco Itaú	Exchange ratio	Number of shares (Restated)	Capital	Reserves from earnings	Other non- earnings reserves	Valuation accounts	Retained earnings from previous periods	Net income for the period	Accrual for mandatory dividends	Total attributale to equity holders of the bank	Non controlling interest	Total equity
		(i)	(ii); (a)	(i)*(ii)
		Unit	Unit	Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of January 1, 2015		1,433,690	80,240	115,040	344,569	339,598	(1,761)	(1,390)	83,151	—	(42,847)	721,320	50	721,370

Increase or decrease of capital and reserves		—		—	—	59,245	—	—	(59,245)	—	—	—	—	—
Dividends Paid		—		—	—	—	—	—	(26,448)	—	42,847	16,399	—	16,399
Accrual for mandatory dividends		—		—	—	—	—	—	—	—	(52,168)	(52,168)	—	(52,168)
Other movements		—		—	—	—	(372)	—	—	—	—	(372)	—	(372)
Comprehensive income for the period		—		—	—	—	—	446	—	105,757	—	106,203	9	106,212

Equity as of December 31, 2015		1,433,690		115,040	344,569	398,843	(2,133)	(944)	(2,542)	105,757	(52,168)	791,382	59	791,441

Distribution of prior year’s net income						—			105,757	(105,757)
Equity as of January 1, 2016		1,433,690		115,040	344,569	398,843	(2,133)	(944)	103,215	—	(52,168)	791,382	59	791,441

Increase or decrease of capital and reserves		710,477	80,240	57,009	392,813	52,168		—	(52,168)	—	—	392,813	—	392,813
Dividends Paid		—		—	—	—	—	—	(52,168)	—	52,168	—	—	—
Merger with Corpbanca	(b)
Elimination of legal capital Banco Itau Chile				—	(737,382)	—	737,382	—	—	—	—	—	—	—
Legal capital Corpbanca before business combination				—	781,559	—	(781,559)	—	—	—	—	—	—	—
Increase of capital in Coprbanca				—	401,424	—	(401,424)	—	—	—	—	—	—	—
Fair Value Corpbanca and subsidiaries				340,358	679,843	—	1,290,831	—	—	—	—	1,970,674	247,867	2,218,541
Accrual for mandatory dividends				—	—	—	—	—	—	—	(1,029)	(1,029)	—	(1,029)
Comprehensive income for the period				—	—	—	—	16,496	—	14,407	—	30,903	(8,957)	21,946

Equity as of December 31, 2016				512,407	1,862,826	451,011	843,097	15,552	(1,121)	14,407	(1,029)	3,184,743	238,969	3,423,712

The explanatory notes are an integral part of these Consolidated Financial Statements.

(a)	Due the business combination (reverse acquisition under IFRS 3), the legal capital of the legal acquirer must be reflected retroactively and, therefore, this adjustment reflects the elimination for presentation purposes of the legal capital of Banco Itaú Chile (See Note 2).
(b)	For more information on the transaction, see Note 2, Section 3.

Itaú Corpbanca and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(In millions of Chilean pesos - MCh$)

	Notes		12/31/2016	12/31/2015
			MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:

Profit for the period before taxes			10,905	123,029

Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	30		63,692	9,785
Credit risk provisions	27		269,261	51,234
Provisions and write-offs for assets received in lieu of payment	31b	)	9,463	409
Other provision for contingencies	31b	)	8,952	81
Impairment	30		351	—
Adjustment to market value of investments and derivatives			24,415	8,559
Net interest income	23		(639,175)	(223,290)
Net service fee income	24		(150,796)	(71,088)
Net foreign exchange gains (losses)	26		48,848	(74,461)
Changes in foreign exchange rates of assets and liabilities			11,406	—
Other charges (credits) that do not represent cash flows			16,328	(10,606)

Subtotal			(326,350)	(186,348)

Loans to customers and banks			701,084	(581,027)
Receivables from repurchase agreements and securities borrowing			45,113	54,797
Trading securities			(165,957)	23,760
Financial assets available for sale			555,051	(143,394)
Financial assets held to maturity			(60,038)	—
Other assets and liabilities			137,476	147,612
Savings accounts and time deposits			(642,318)	(19,030)
Current accounts and other demand deposits			(787,998)	93,642
Payables from repurchase agreements and securities lending			(428,466)	—
Foreign borrowings obtained			3,570,163	259,148
Repayment of foreign borrowings			(3,953,640)	(226,567)
Interest paid			(835,043)	(222,672)
Interest received			1,420,179	469,519
Received (payments) taxes			(201,884)	(54,657)
Repayment of other borrowings			(8,330)	(38,624)
Proceeds from sale of assets received in lieu of payment			2,060	2,136

Net cash flows used in operating activities			(978,898)	(421,705)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and intangible assets	12-13		(105,157)	(16,481)
Cash and cash equivalents from CorpBanca integration	2		1,694,231	—

Net cash flows provided by (used in) investing activities			1,589,074	(16,481)

CASH FLOWS FROM FINANCING ACTIVITIES:

Debt instruments issued			810,270	445,789
Redemption of debt issued			(276,131)	(6,124)
Capital increase	22		392,813	—
Dividends paid	22c	)	(52,168)	(26,448)

Net cash flows provided by financing activities			874,784	413,217

Effect of changes in exchange rates			6,176	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS			1,491,136	(24,969)

Cash and cash equivalents at beginning of period			625,608	650,577
Cash and cash equivalents at end of period	5		2,116,744	625,608

Net increase (decrease) in cash and cash equivalents			1,491,136	(24,969)

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2016, 2015 and January 1, 2015

(In millions of Chilean pesos, except for the number of shares)

NOTE 1 GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.1 General Information – Itaú Corpbanca and Subsidiaries

Itaú Corpbanca (or the Bank) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (SBIF). The merger of Banco Itaú Chile and CorpBanca (the latter is the legal successor)1 was consummated on April 1, 2016, the date on which the Bank was renamed “Itaú Corpbanca.”

Upon the consummation of the merger, the ownership structure was as follows: Itaú Unibanco (35.71%), CorpGroup and subsidiaries (31.00%) and non-controlling shareholders (33.29%). Itaú Unibanco is the Bank’s controlling shareholder. In this context, and notwithstanding the foregoing, Itaú Unibanco and CorpGroup entered into a shareholder agreement that regulates aspects such as corporate governance, protective rights, dividends, share transfers, liquidity and other matters.

Itaú Corpbanca is headquartered in Chile, and it also has operations in Colombia and Panama. In addition, it has a branch in New York and a representation office in Madrid2. The Bank has total consolidated assets of MCh$28,909,337 (MUS$43,160) and equity of MCh$3,423,712 (MUS$5,111). Itaú Corpbanca offers universal banking products targeted toward large and medium-sized companies and retail customers. The merged bank is the fourth largest private bank in Chile, with a banking platform for future expansion throughout Latin America, specifically in Chile, Colombia, Peru and Central America.

The legal domicile of Itaú Corpbanca is Rosario Norte N° 660, Las Condes, Santiago, Chile.

The Consolidated Financial Statements of Itaú Corpbanca for the period ended December 31, 2016, have been approved for issue by the Board of Directors on April 13, 2017.

i)	Itaú Corpbanca and Subsidiaries

Itaú Corpbanca must prepare consolidated financial statements that include its subsidiaries and its foreign branch, as well as investments in banking support subsidiaries, among others.

The Bank does business in the following local and foreign markets:

[1]	The business combination was a “reverse acquisition” as established in IFRS 3, in which Banco Itaú Chile is the successor for accounting purposes and CorpBanca is the legal successor. For more information on the transaction, see Note 2, Section 3 “Business Combination.”
[2]	None of the markets where Itaú Corpbanca and its subsidiaries operate have a hyperinflationary economy.

1.2 Summary of significant accounting policies

a)	Basis of preparation

Itaú Coprbanca is the result of the merger of Banco Itaú Chile with and into CorpBanca, which was consummated on April 1, 2016. For the purposes of financial reporting this operation was accounted for as a reverse acquisition based on the guidance in IFRS3 “Business Combinations” (See Note 2, Sections 2 and 3). Accordingly, the financial statements of Itaú Corpbanca for periods prior to the acquisition date will reflect the historical financial information of Banco Itaú Chile (accounting acquirer).

Before the merger, Banco Itaú Chile (legal acquiree) only produced financial statements pursuant to the requirements of accounting standards and instructions issued by the Superintendency of Bank and Financial Institutions (“Chilean Banking GAAP”), while CorpBanca (legal acquirer) from 2009 to 2015 issued financial Statement according to Chilean Banking GAAP and according to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Therefore, Itaú Corpbanca (merged entity) has applied the accommodation granted by General Instruction G to Form 20-F (First-Time Application of International Financial Reporting Standards), and these consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as approved by the International Accounting Standards Board for 2016 and 2015. (For information about the First-Time Application of International Financial Reporting Standards, see Note 2, Section 1.)

Itaú Corpbanca transition date is January 1, 2015. The Bank prepared its opening balance under these standards as of such date.

Note 2 Section 1 of the financial statements (First Time Adoption of International Financial Reporting Standards) presents a reconciliations between the Consolidated Financial Statements at the beginning and end of the fiscal year ended December 31, 2015 and between the Consolidated Statements of Income for such year. The reconciliation presents the adjustments made to the financial statements for such dates and periods prepared under Chilean Banking GAAP and the reasons for such adjustments.

The notes to the financial statements contain additional information to that submitted in the Consolidated Statements of Financial Position, Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flow.

The financial statements for the period ended December 31, 2016 are the first prepared according to IFRS as issued by the IASB. Such accounting standards include the following important aspects:

•	Changes in accounting policies, valuation criteria and forms of presentation of financial statements, and

•	An increase in the information included in the notes to the financial statements.

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

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index (“CPI”) during the prior calendar month. As of December 31, 2016 and 2015, one UF equaled

Ch$26,347.98 and Ch$25,629.09, respectively. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

For consolidation purposes, the statements of financial position of our New York Branch have been converted to Chilean pesos at the exchange rate of Ch$669.81 per US$1 as of December 31, 2016 (Ch$710.08 per US$1 as of December 31, 2015), our Colombian subsidiaries have used the exchange rate of Ch$0.2231 per COP$1 as of December 31, 2016 (Ch$0.2266 per COP$1 as of December 31, 2015), both in accordance with International Accounting Standard 21, regarding the translation of a foreign operation whose functional currency is not the currency of a hyperinflationary economy.

The main accounting policies adopted in preparing these financial statements are described below.

b)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of Itaú Corpbanca and its subsidiaries, the New York Branch and Colombian subsidiaries that participate in the consolidation as of December 31, 2016 and 2015, include the necessary adjustments and reclassifications to the financial statements of the subsidiaries, our New York Branch and Colombian subsidiaries as of December 31, 2016 and 2015, to bring their accounting policies and valuation criteria in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

All intragroup balances, transactions, income and expenses are eliminated in full on consolidation.

For consolidation purposes, the financial statements of the New York Branch, the financial statements of Colombian subsidiaries whose functional currency are U.S. dollars and Colombian pesos, respectively, has been translated into Chilean pesos as described in Note 1 f) below.

c)	Controlled Entities

Regardless of the nature of its involvement in an entity (the investee), Itaú CorpBanca will determine whether it controls an investee based on whether it has exposure, or rights, to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns.

Itaú Corpbanca controls an investee when it has exposure, or rights, to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns.

Therefore, the Bank controls an investee if and only if it has all of the following elements:

a)	Power over the investee, i.e. existing rights that give it the ability to direct the relevant activities of the investee (the activities that significantly affect the investee’s returns);

b)	Exposure, or rights, to variable returns from its involvement with the investee; and

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

All balances and transactions among consolidated companies have been eliminated upon consolidation. The consolidated financial statements include all assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries presented as if they were one sole economic entity. A controlling shareholder prepares consolidated financial statements using uniform accounting policies for similar transactions and other events under equivalent circumstances.

Non-controlling interest is also presented in the Consolidated Statement of Financial Position, within equity, separately from that of the equity holders of the Bank. Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e. transactions with the owners in their role as such).

An entity shall attribute profit for the period and each component of other comprehensive income to equity holders of the Bank and the non-controlling interests.

The entity shall also attribute total comprehensive income to the equity holder of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The following table details the entities over which Itaú Corpbanca has the ability to exercise control and, therefore, the entities that it consolidates:

			Direct and Indirect Ownership
			12/31/2016			12/31/2015			01/01/2015
	Country	Functional	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
		Currency	%	%	%	%	%	%	%	%	%
Itaú Chile Corredora de Seguros Ltda. (3)	Chile	Ch$	99.900	—	99.900	99.900	—	99.900	99.900	—	99.900
Itaú Chile Administradora General de Fondos S.A. (3)	Chile	Ch$	99.990	—	99.990	99.990	—	99.990	99.990	—	99.990
Itaú BBA Corredor de Bolsa Ltda. (3)	Chile	Ch$	99.980	—	99.980	99.980	—	99.980	99.980	—	99.980
CorpBanca Corredores de Bolsa S.A. (3)	Chile	Ch$	99.990	0.01	100	—	—	—	—	—	—
CorpBanca Administradora General de Fondos S.A. (3)	Chile	Ch$	99.996	0.004	100	—	—	—	—	—	—
CorpBanca Corredores de Seguros S.A. (3)	Chile	Ch$	99.990	0.01	100	—	—	—	—	—	—
Itaú Asesorías Financieras S.A. (4) (8)	Chile	Ch$	99.990	0.01	100	—	—	—	—	—	—
CorpLegal S.A. (4)	Chile	Ch$	99.990	0.01	100	—	—	—	—	—	—
Recaudaciones y Cobranzas S.A. (4)	Chile	Ch$	99.990	0.01	100	—	—	—	—	—	—
Itaú Corpbanca New York Branch (4)	U.S.	US$	100	—	100	—	—	—	—	—	—
Corpbanca Securities Inc (4)	U.S.	US$	100	—	100	—	—	—	—	—	—
Banco CorpBanca Colombia S.A. (5)	Colombia	COP$	66.279	—	66.279	—	—	—	—	—	—
Helm Corredor de Seguros S.A (5)	Colombia	COP$	80	—	80	—	—	—	—	—	—
CorpBanca Investment Trust Colombia S.A. (5)	Colombia	COP$	5.499	62.634	68.133	—	—	—	—	—	—
Helm Comisionista de Bolsa S.A. (Ex CIVAL) (5)	Colombia	COP$	2.219	64.807	67.026	—	—	—	—	—	—
Helm Fiduciaria S.A (5)	Colombia	COP$	—	66.266	66.266	—	—	—	—	—	—
Helm Bank (Panamá) S.A. (6)	Panama	US$	—	66.279	66.279	—	—	—	—	—	—
Helm Casa de Valores (Panama) S.A. (7)	Panama	US$	—	66.279	66.279	—	—	—	—	—	—

[3]	Companies regulated by the Superintendency of Securities and Insurance (SVS) of Chile.
[4]	Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF) of Chile.
[5]	Companies regulated by the Colombian Financial Superintendency, which has a supervision agreement with the SBIF.
[6]	Company regulated by the Superintendency of Banks of Panama.
[7]	Company regulated by the Superintendency of the Securities Market of Panama.
[8]	On April 21, 2016, the corporate name of Corpbanca Asesorĺas Financieras S.A. was changed to Itaú Asesorĺas Financieras S.A.

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

Fund Management

Certain subsidiaries of Itaú Corpbanca manage and administer assets held in mutual funds and other investment vehicles on behalf of investors. The financial statements of funds are not included in these consolidated financial statements except when the Bank controls the fund. The Bank did not consolidate any funds as of December 31, 2015 or December 31, 2016.

Assets Managed, Trust Business and Other Related Businesses

The Bank and its subsidiaries manage assets held in common investment funds and other investment products on behalf of investors and receive market-rate compensation for services provided. The resources managed belong to third parties and, therefore, are not included in the Statement of Financial Position.

In accordance with IFRS 10 “Consolidated Financial Statements,” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent9 or Principal. This evaluation must take into account the following elements:

•	Scope of its decision-making authority over the investee.

•	Rights held by other parties.

•	Remuneration it is entitled to in accordance with the remuneration agreement.

•	Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trust businesses or other entities related to this type of business. Itaú Corpbanca and its subsidiaries manage funds on behalf of and for the benefit of investors, acting solely as an Agent. The assets managed by Itaú Chile Administradora General de Fondos S.A., CorpBanca Administradora General de Fondos S.A., CorpBanca Investment Trust Colombia S.A. and Helm Fiduciaria are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control these operations when they exercise their decision-making authority. Therefore, as of December 31, 2016 and 2015, they act as agents and, therefore, none of these investment vehicles are consolidated.

d)	Non-controlling interest

Non-controlling interest represents the equity and net income in a subsidiary not attributable, directly or indirectly, to the equity holders of the Bank. Non-controlling interest is disclosed as a separate line item within equity in the consolidated statements of financial position and as a separate disclosure within the consolidated statements of income and comprehensive income.

e)	Business Combination and Goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Bank, liabilities incurred by the Bank to the former owners of the acquiree and the equity interests issued by the Bank in exchange for control of the Acquiree. Acquisition costs incurred are expensed and included in administrative expenses.

[9]	According to IFRS 10, an agent is a party primarily engaged to act on behalf of and for the benefit of another party or parties (the principal or principals) and, therefore, does not control the investee when it exercises decision-making authority.

When Itaú Corpbanca and subsidiaries acquire a business, it recognizes the identifiable assets acquired and liabilities assumed in accordance with IFRS. This includes the separation of embedded derivatives from host contracts.

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

For the purposes of impairment testing, goodwill is allocated to each of the Group´s cash-generating units (or groups of cash-generating units if applicable) that is expected to benefit from the synergies of the combination (See Note 30 “Depreciation, Amortization and Impairment”).

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

See Note 2, section 3 “Business Combination Banco Itaú Chile and CorpBanca.”

f)	Functional currency and foreign currency

The Bank has determined the Chilean Peso as its functional currency and the presentation currency for its consolidated financial statements. The functional currency is the currency of the primary economic environment in which the Bank operates. Consequently, all balances and transactions denominated in currencies other than Chilean Pesos are considered as denominated in “foreign currencies.”

For the purposes of presenting consolidated financial statements, the assets and liabilities of the foreign consolidated entities whose functional currencies are other than the Chilean Peso are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing exchange rate of each reporting period.

•	Income, expenses and cash flows are translated at the exchange rate at the date of the transactions.

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

In preparing the consolidated financial statements, transactions in currencies other than the Bank’s functional currency are recognized at the rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the closing exchange rates. Exchange differences on monetary items are recognized in net income in the period in which they arise. The amount of net foreign exchange gains and losses within the statements of income includes the recognition of the effects of fluctuations in the exchange rates on monetary assets and liabilities denominated in foreign currencies.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use which are included in the cost of those assets, if any;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

•	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

Assets and liabilities in foreign currency are shown at their equivalent in Chilean pesos, calculated using the exchange rates as of December 31, 2016 of Ch$669.81 per US$1 for the U.S. dollar and Ch$0.2231 per COP$1 for the Colombian peso (Ch$710.08 per US$1 and Ch$0.2266 per COP$1 as of December 31, 2015).

The foreign exchange gains (losses) presented within consolidated statements of income (See Note 26 “Net foreign exchange gains (losses)”) as of December 31, 2016 and 2015 of MCh$(48,871) and MCh$74,461, respectively, include the foreign currency exchanges gain/losses for exchange rate fluctuations over monetary foreign currency-denominated assets and liabilities, and the gains (losses) obtained from the Bank’s operations denominated in foreign currency.

g)	Relevant definitions and classification criteria

g.1) Classification of financial assets for measurement purposes

Financial assets are included for measurement purposes in one of the following categories:

•	Financial assets at fair value through profit and loss: this category includes the financial assets held for trading which are acquired principally for the purpose of generating a profit in the short term from fluctuations in their prices. This category includes the trading portfolio financial assets and derivative financial instruments not designated and effective as hedging instruments.

•	Available-for-sale financial assets: this category includes debt and equity securities not classified as “held-to-maturity investments,” “loans and accounts receivable from banks and customers” or “financial assets at fair value through profit or loss.”

•	Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity.

•	Loans and accounts receivable from banks and customers: this item includes financing granted to third parties, based on their nature, regardless of the type of borrower and the form of financing. Includes loans and accounts receivable from customers, interbank loans, and finance lease transactions in which the consolidated entities act as lessors.

•	Investments under agreements to resell: includes balances of financial instruments purchased under resale agreements.

g.2) Classification of financial assets for presentation purposes

Financial assets are classified by their nature into the following line items in the consolidated financial statements:

•	Cash and deposits in banks: This item includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions.

•	Cash in the process of collection: Domestic transactions in the process of transfer through a domestic clearinghouse or international transactions which may be delayed in settlement due to time differences, etc.

•	Trading portfolio financial assets: This item includes financial instruments due for trading purposes and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

•	Derivative financial instruments: This item includes the positive fair value of derivative financial instruments including embedded derivatives separated from hybrid financial instruments. (See Note 8 “Derivatives Financial Instrument and Hedge Accounting”).

•	Loans and receivables from banks: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in the preceding items.

•	Loans and receivables from customers: This item includes loans that are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented as a loan.

•	Financial investments available-for-sale: This item includes debt and equity securities not classified in any of the other categories.

•	Held-to-maturity investments: This category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity.

•	Investments under agreements to resell: Includes balances of financial instruments purchased under resale agreements.

g.3) Classification of financial liabilities for measurement purposes

Financial liabilities are classified for measurement purposes into one of the following categories:

•	Financial liabilities at fair value through profit or loss: Financial liabilities issued to generate a short-term profit from fluctuations in their prices, and financial liabilities arising from definitive sales of financial assets purchased under resale agreements or borrowed (“short positions”).

•	Financial liabilities at amortized cost: Financial liabilities, regardless of their type and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions, regardless of their form and maturity.

g.4) Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the consolidated financial statements:

•	Current accounts and demand deposits: This item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations; i.e., operations which become callable the day after the closing date are not treated as on-demand obligations.

•	Transaction in the course of payment: Transactions in the process of transfer through a domestic clearing house or international transactions which may be delayed as to transfer due to time differences, etc.

•	Obligations under repurchase agreements: This item includes the balances of sales of financial instruments under securities repurchase and loan agreements.

•	Time deposits and saving accounts: This item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated. This item also includes saving accounts.

•	Derivative financial instruments: This item includes financial derivative contracts whether they are for trading or for account hedging purposes, as set forth in Note 8 “Derivatives Financial Instrument and Hedge Accounting.”

•	Borrowings from financial institutions: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which were not classified in any of the previous categories.

•	Debt issued: This encompasses three items: Obligations under letters of credit, subordinated bonds and senior bonds.

•	Other financial obligations: This item includes credit obligations to persons distinct from other domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the regular course of business.

h)	Operating segments

Itaú Corpbanca provides financial information by operating segment in conformity with IFRS 8 “Operating Segments” in order to make disclosures that enable financial statement users to evaluate the nature and financial effects of the business activities in which the Bank engages and the economic environments in which it operates and to allow them to:

•	Better understand the Bank’s performance;

•	Better evaluate its future cash flow projections;

•	Form better opinions regarding the Bank as a whole.

To comply with IFRS 8, Itaú Corpbanca identifies operating segments, being these Chile and Colombia, used by Executive Committee (Chief Operating Decision Market “CODM”) to analyze and make decisions regarding operating, financing and investment decisions, based on the following elements:

i.	The nature of the products and services;

ii.	The type of class of customer for their products and services;

iii.	The methods used to distribute their products or provide their services; and

iv.	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

The Executive Committee manages these segments through the use of its own internal profitability reporting system and reviews its segments based on the operational management result and uses indicators of efficiency, profitability and others to evaluate performance and allocate its resources. In addition, a geographical disclosure about the operations presented by the Bank in Colombia and Chile is added.

More information on each segment is presented in Note 4 “Segment Information.”

i)	Transactions Involving Repurchase Agreements and Securities Lending

Pursuant to agreements to resell, the Bank purchases financial instruments, which are recorded as assets under the heading “Investments under agreement to resell,” and accrue interest under the effective interest rate method through the maturity date of the contract.

Investments sold subject to a repurchase obligation and which serve as security for the loan are presented under the heading “Trading portfolio financial assets” or “Financial investments available-for-sale,” respectively. A repurchase obligation is classified as a liability and recorded as “Obligations under repurchase agreements” and accrues interest under the effective interest rate method through the maturity date of the contract.

j)	Assets and liabilities measurement and classification criteria

j.1) The criteria for measuring the assets and liabilities presented in the statements of financial position are the following:

Measurement or valuation of assets and liabilities is the process of determining the amounts at which items of the financial statements are to be recognized and presented in the Statement of Financial Position and the Statement of Comprehensive Income. This involves selecting the particular basis or method of measurement.

Financial assets and liabilities are recorded initially at fair value which, unless there is evidence otherwise, is the transaction price. Instruments not measured at fair value through profit and loss are adjusted to transaction costs.

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

Fair value is defined as the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price), regardless of whether that price is directly observable or estimated using another valuation technique.

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

•	Assets valued at cost:

Cost is defined as the cost of the transaction to acquire the asset, less any impairment losses that may exist.

j.2) Measurement of financial assets and financial liabilities

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

For “Trading portfolio financial assets,” fair value is based on market prices or valuation models prevailing on the closing date of the financial statements. Gains or losses from changes in fair value, as well as gains or losses from their trading are included in line item “Trading and investment income” within the statement of income. Accrued interest income and indexation adjustments are also included as “Trading and investment income.”

All purchases and sales of trading instruments to be delivered within the deadline period established by market regulations and conventions are recognized on the trade date, which is the date on which the commitment is made to purchase or sell the asset.

For “Derivative financial instruments” including foreign exchange forwards, interest rate futures, currency and interest rate swaps, interest rate options, and other derivative instruments, fair value is obtained from market quotes, discounted cash flow models and option valuation models, as appropriate. Derivatives contracts are presented on the statement of financial position as an asset when their fair value is positive and as a liability when the fair value is negative in the line item “Derivative financial instruments.”

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

If the derivative is designated as a hedging instrument in a hedge relationship, this may be: (1) a fair value hedge of assets or liabilities or unrecognized firm commitments; (2) a hedge of cash flows related to recognized highly probable assets or liabilities or forecast transactions; or (3) hedge of a net investment in a foreign operation.

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

The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in the income statement. Gains or losses from measuring the fair value of the item hedged and the hedging derivative instrument are recognized in the income statement.

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

Types of derivatives are disclosed in Note 8 “Derivatives Financial Instruments and Hedge Accounting.” They may include (See Note 8) the following:

•	Inflation forwards and inflation swaps: These derivatives are used to hedge the economic value of inflation indexed structures such as inflation indexed assets funded with nominal liabilities.

•	OIS – Swaps: These derivatives are used to hedge the economic value of long-term assets funded with short-term liabilities.

•	USD-CLP Fx Forwards: USD-CLP forwards are used to hedge U.S. dollar denominated assets which will be funded by Chilean peso denominated short-term liabilities.

(b)	Available-for-sale financial assets.

Instruments available for sale are initially recognized at fair value, including transaction costs. Subsequent to initial recognition, available for sale investments are measured at fair value. Gains or losses from changes in fair value are recognized in other comprehensive income within line item “Financial instruments available-for-sale.” When these investments are sold or impaired, the cumulative gains or losses previously accumulated in the financial investment available for sale reserve in equity are transferred to the income statement and reported under line item “Trading and investment income, Net.”

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

(d)	Loans and accounts receivables from banks and customers

Loans and accounts receivables are measured at amortized cost using the effective interest rate method, less any impairment if applicable.

(ii)	Measurement of financial liabilities

In general, financial liabilities on the Bank´s Statement of Financial Position are measured at amortized cost, as defined above, except for those financial liabilities designated as hedged items (or hedging instruments) in hedging relationships which are measured at fair value.

j.3) Valuation techniques

Financial instruments at fair value, determined on the basis of quotations in active markets, include government debt securities, private sector debt securities, shares, short positions, and fixed-income securities issued.

In cases where quotations cannot be observed, the Bank’s Management (or Management) makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs and, in very specific cases, they use significant inputs not observable in market data. Various techniques are employed to make these estimates, including the extrapolation of observable market data and extrapolation techniques.

The main valuation techniques used by the Bank’s internal models to determine the fair value of derivatives are as follows:

(i).	In the valuation of financial instruments permitting static hedging (mainly “forwards” and “swaps”), the “present value” method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

(ii).	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

(iii).	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The non-observable inputs are described in Note 33 “Financial Assets and Liabilities Measured at Fair Value.”

The fair value of the financial instruments arising from the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of raw materials and shares, volatility and prepayments, among other things. The valuation models since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

j.4) Offsetting

Financial asset and liability balances are offset if and only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

j.5) Derecognition of financial assets and liabilities

Accounting for transfers of financial assets is based on the degree and way in which the risks and rewards associated with the transferred assets are transferred:

1.	If the risks and rewards are substantially transferred to third parties (e.g. unconditional sales, sales with repurchase agreements at fair value as of the date of repurchase, sales of financial assets with a purchase option deemed deep-out-of-the-money, use of assets in which the transferor does not retain subordinate financing or transfer any type of credit enhancement to the new holders and other similar cases), the transferred asset is derecognized from the balance sheet and any rights or obligations retained or created upon transfer are simultaneously recognized.

2.	If the risks and rewards of the transferred financial asset are substantially retained (e.g. sales of financial assets with repurchase agreements at fixed prices or for the sales price plus interest, securities lending agreements where the borrower has the obligation to return the securities or similar assets and other similar cases) the transferred asset is not derecognized from the balance sheet and will continue to be valued using the same criteria used before the transfer. Otherwise, the following is recorded in accounting:

a)	A financial liability for an amount equal to the consideration received, which is subsequently valued at amortized cost.

b)	Both the income from the transferred financial asset (but not derecognized) and the expenses for the new financial liability.

3.	If the risks and rewards of the transferred financial asset are not substantially transferred or retained (e.g. sales of financial assets with a purchase option deemed not deep-in-the-money or deep-out-of-the-money, use of assets in which the transferor assumes subordinate financing or another type of credit enhancement for part of the transferred asset and other similar cases), the following will be analyzed:

a)	If the transferor has not retained control of the transferred financial asset, it will be derecognized, and any lights or obligations created or retained upon transfer will be recognized.

b)	If the transferor has retained control of the transferred financial asset, it will continue to be recognized in the Statement of Financial Position for an amount equal to its exposure to the changes in value that it may experience and a financial liability will be recognized for the financial asset transferred. The net amount of the transferred asset and the associated liability will be the amortized cost of the rights and obligations retained if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained if the transferred asset is measured at fair value.

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

j.6) Impairment of financial assets

Financial assets, other than those measured at fair value through net income, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of a financial asset or group of financial assets that can be reliably estimated. It may not be possible to identify a single, discrete event that caused the impairment.

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

Additionally, certain categories of financial assets, such as loans and receivables from banks and customer assets that are not deemed to be impaired individually are also assessed for impairment on a collective basis.

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

The carrying amount of the financial asset is reduced by the impairment loss directly with the exception of loans and receivables from banks and customers, where the carrying amount is reduced through the use of an allowance account (“allowance for loan losses”). When a loan and receivable is considered uncollectible, and a related allowance for loan losses was recognized previous to its write-off, it is written off against the allowance account by charging and releasing provision through the income statement. Subsequent recoveries of amounts previously written off are credited against the income statement.

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

k)	Revenue and expense recognition

The most significant criteria used by the Bank to recognize revenue and expenses are summarized as follows:

1 Interest revenue, interest expense and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method.

2 Commissions, fees, and similar items

Fee and commission income and expenses are recorded in the consolidated statements of income based on criteria that differ according to their nature. The main criteria are:

•	Income/expenses arising from transactions or services that are performed over a period of time are recorded over the life of such transactions or services.

•	Income/expenses originated by a specific transaction are recognized when occurs.

3 Non-finance income and expenses

Non-finance income and expenses are recognized on an accrual basis.

l)	Impairment

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

•	Individually significant financial assets are examined individually to determine impairment. Remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics. When the Bank determines that there is no objective evidence of impairment for an individually significant loan, it includes the loan in a group of loans of similar credit risk characteristics and collectively evaluates such loans for impairment.

All impairment losses are recognized in the income statement. Any cumulative loss related to available-for-sale debt instruments recognized previously in equity is transferred to the income statement in the circumstances note in letter j.6).

An impairment loss can only be reversed if it is objectively related to an event occurring after the impairment loss was recognized. Reversal of impairment on financial assets recorded at amortized cost and those classified as available-for-sale debt instruments is recorded in the income statement.

Non-financial asset

The carrying amounts of the Bank’s non-financial assets, excluding investment property and deferred taxes, are reviewed regularly, or at least every reporting period, to determine whether indications of impairment exist. If such indication exists, the recoverable amount of the asset is then estimated. The recoverable amount of an asset is the greater of the fair value less costs to sell, whether for an asset or a cash-generating unit “CGU,” and its value in use. That recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered to be impaired and its value is reduced to its recoverable amount.

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

Goodwill

Goodwill is tested annually to determine whether impairment exists and when circumstances indicate that its book value may be impaired. Impairment of goodwill is determined by evaluating the recoverable amount of each cash CGU (or group of CGUs) to which goodwill is allocated. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized.

Goodwill acquired in a business combination shall be allocated as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 “Impairment of Assets,” annual impairment testing is required for a CGU to which goodwill has been allocated and for intangible assets with indefinite useful lives. Different CGUs and different intangible assets can be tested for impairment at different times during the year as long as testing for the named asset is carried out at the same time each year.

m)	Property, plant and equipment

Property, plant and equipment consist of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank or acquired under finance leases.

Property, plant and equipment for own use

Property, plant and equipment for own uses are measured at acquisition cost less accumulated depreciation and accumulated impairment losses. Property, plant and equipment also includes assets received in lieu of payment which are intended to be held for continuing own use (See letter bb) below) and assets acquired under finance leases (See letter cc) below).

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

The estimated useful lives and residual value of the items of property, plant and equipment held for own use are reviewed at least at the end of each reporting period to determine significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the consolidated statements of income in future years of the new useful lives.

Maintenance expenses are recorded as an expense in the period in which they are incurred.

n)	Loans and receivables

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

o)	Factored receivables

Factored receivables are valued at the purchase price of the loan. The price difference between the amounts paid and the current face value of the receivables is recognized as a deferred income net from the related receivables and recorded as interest income over the financing period, except if such receivables are derecognized.

p)	Lease receivables

Lease receivables, included in “loans and receivables from customers,” are periodic payments from lease agreements that meet certain requirements to qualify as finance leases and are presented at the aggregate value of the minimum lease payments plus residual value net of unearned interest as of year-end.

Assets leased among consolidated companies are treated as assets held for own use in the financial statements.

q)	Allowances for loan losses

Allowances for loan losses are determined on an “individual” basis when they correspond to customers that are individually evaluated, and considering their size or level of exposure make it necessary to analyze them on a case-by-case basis and, are referred to as “collectively evaluated” when they correspond to a large number of loans whose amounts are not individually significant and relate to loans to individuals or small-size companies.

The impairment losses on these loans are determined:

•	individually, for all individually significant loans and for those which, although not significant, cannot be classified as part of homogenous groups of loans of similar characteristics, i.e., by type of loan, customer’s industry and geographical location, type of guarantee, age of past-due amounts, etc.

•	collectively, for those with similar credit risk characteristics.

•	when the Bank determines that there is no objective evidence of impairment for an individually significant loan, it includes the loan in a group of loans of similar credit risk characteristics and collectively evaluates such loans for impairment.

Criteria for determining impairment losses may consist of:

•	becoming aware of a significant financial difficulty on the part of the customer;

•	when there is evidence of a deterioration of the customer’s ability to pay, either because it is in arrears or for other reasons;

•	it becomes probable that the customer will enter bankruptcy or other financial reorganization; and/or

•	observable data at a portfolio (collectively analyzed) level indicating that there is a measurable decrease in the estimated future cash flows, although the decrease cannot yet be ascribed to individual loan in the portfolio, such as adverse changes in the payment status of customer in the portfolio or national or local economic conditions that correlate with defaults on the loans in the portfolio.

Write-offs

Loans and receivables are written off (the entire unpaid principal balance and related accrued interest balance) when we have determined that there is no longer any realistic prospect of recovery of part or all of the loans and receivable. The internal estimated time frames from initial impairment to write-off are as follows:

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

r)	Contingent assets and liabilities

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

s)	Provisions and contingent liabilities

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statement of Financial Position when the following requirements are met:

•	a present (legal or implicit) obligation has arisen from a past event; and

•	as of the date of the consolidated financial statements it is likely that the Bank and/or its controlled entities will have to disburse resources to settle the obligation and the amount can be reliably measured.

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

Provisions are classified into the following groups in the Consolidated Statement of Financial Position based on the obligations they cover:

•	Employee benefits and compensation

•	Minimum dividends

•	Contingencies

t)	Income and Deferred taxes

The Bank and its subsidiaries have recorded income tax expense for each reporting period in accordance with current tax laws in the country where each of its entities and subsidiaries operates (see Note 14 “Income Taxes”).

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

Deferred tax assets and liabilities are determined based on the tax rate applicable in the period that deferred tax assets and liabilities are recovered or settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes when the tax legislation is enacted or substantially enacted. The effects of deferred taxes for temporary differences between the tax and book basis are recorded on an accrual basis in accordance with IAS 12 “Income Taxes.”

Tax Reforms

a.	Chile

As of period end, the deferred taxes of the Bank and its Chilean subsidiaries have been adjusted based on the current corporate income tax rates contained in Law No. 20,780, published on September 29, 2014. The law progressively increases the tax rate to 21% for fiscal year 2014, 22.5% for 2015, 24% for 2016 and 25% for 2017 and beyond for taxpayers applying the Attributed Income System. Taxpayers applying the Partial Credit Imputation Regime will have a rate of 25.5% in 2017 and 27% in 2018 and beyond.

It should be pointed out that according to the new Article 14 of the Income Tax Law as amended by Law No. 20,899 of February 8, 2016, as from 2017, the Bank and Chilean subsidiaries are subject to the Partial Credit Imputation Regime, considering that by default, the public limited companies are subject to this regime, without being able to opt for the Attributed Income System.

b.	Colombia

On December 23, 2014, Law No. 1,739 was published in Colombia. This law modified the Colombian tax statutes and incorporated mechanisms to fight tax evasion. This modification to Colombian tax regulations raises tax rates to 34% for commercial year 2014, 39% for 2015, 40% for 2016, 42% for 2017, 43% for 2018 and then returns to 34% for 2019 and beyond.

On December 29, 2016, Law 1,819 was published in Colombia. This law introduced a variety of amendments to the Tax Statutes, strengthened the role of the Colombian Internal Revenue Service (DIAN) and introduced several mechanisms to prevent tax evasion. One of the main amendments reduced the income tax rate for commercial year 2017 to 40%, consisting of a 34% general tax and a 6% surcharge. In 2018, the tax rate falls to 37%, consisting of a 34% general rate and a 4% surcharge. Finally, from 2019 onwards, the income tax rate will be 33% and there will be no surcharge.

Deferred taxes for the Bank’s Colombian subsidiaries have been adjusted based on the new income tax rates contained in Law No. 1,819, published December 29, 2016.

In light of these modifications, the deferred taxes of Chilean and Colombian companies have been recorded according to the rates in the periods of reversal of each temporary difference.

In consideration of the aforementioned legal changes, the deferred taxes of companies operating in Chile have been recorded at a maximum recovery or settlement rate of 27% in cases where the temporary differences are reversed as from 2018. For their part, the deferred taxes of companies operating in Colombia have been recorded at a recovery rate of 33%, in those cases where the temporary differences are reversed as from 2019.

u)	Derecognition financial assets and liabilities

Accounting for transfers of financial assets is based on the degree and way in which the risks and rewards associated with the transferred assets are transferred:

1.	If the risks and rewards are substantially transferred to third parties (e.g. unconditional sales, sales with repurchase agreements at fair value as of the date of repurchase, sales of financial assets with a purchase option deemed deep-out-of-the-money, use of assets in which the transferor does not retain subordinate financing or transfer any type of credit enhancement to the new holders and other similar cases), the transferred asset is derecognized from the balance sheet and any rights or obligations retained or created upon transfer are simultaneously recognized.

2.	If the risks and rewards of the transferred financial asset are substantially retained (e.g. sales of financial assets with repurchase agreements at fixed prices or for the sales price plus interest, securities lending agreements where the borrower has the obligation to return the securities or similar assets and other similar cases) the transferred asset is not derecognized from the balance sheet and will continue to be valued using the same criteria used before the transfer. Otherwise, the following is recorded in accounting:

a)	A financial liability for an amount equal to the consideration received, which is subsequently valued at amortized cost.

b)	Both the income from the transferred financial asset (but not derecognized) and the expenses for the new financial liability.

3.	If the risks and rewards of the transferred financial asset are not substantially transferred or retained (e.g. sales of financial assets with a purchase option deemed not deep-in-the-money or deep-out-of-the-money, use of assets in which the transferor assumes subordinate financing or another type of credit enhancement for part of the transferred asset and other similar cases), the following will be analyzed:

a)	If the transferor has not retained control of the transferred financial asset, it will be derecognized, and any lights or obligations created or retained upon transfer will be recognized.

b)	If the transferor has retained control of the transferred financial asset, it will continue to be recognized in the Statement of Financial Position for an amount equal to its exposure to the changes in value that it may experience and a financial liability will be recognized for the financial asset transferred. The net amount of the transferred asset and the associated liability will be the amortized cost of the rights and obligations retained if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained if the transferred asset is measured at fair value.

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

v)	Employee Benefits

Short-term benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be fully settled within 12 months after the end of the reporting period in which the employees render the related services.

When an employee has rendered service to an entity during an accounting period, the entity shall recognize the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service:

a)	as a liability (accrued expense), after deducting any amount already paid. If the amount already paid exceeds the undiscounted amount of the benefits, an entity shall recognize that excess as an asset (prepaid expense) to the extent that the prepayment will lead to, for example, a reduction in future payments or a cash refund.

b)	as an expense, unless another IFRS requires or permits the inclusion of the benefits in the cost of an asset.

Vacation expense

The annual cost of personnel vacation and benefits is recorded on an accrual basis.

Post-employment benefits

Post-employment benefits are employee benefits (other than termination benefits and short-term employee benefits) which are payable after the completion of employment. Post-employment benefit plans are formal or informal arrangements under which an entity provides post-employment benefits for one or more employees. Post-employment benefit plans are classified as either defined contribution plans or defined benefit plans, depending on the economic substance of the plan as derived from its principal terms and conditions.

Other long-term benefits

Other long-term employee benefits include all employee benefits other than short-term employee benefits, post-employment benefits and termination benefits.

The standard requires a simplified method of accounting for other long-term employee benefits. In contrast to the accounting required for post-employment benefits, this method does not recognize new measurements in other comprehensive income.

Termination benefits

Termination benefits are employee benefits payable as a result of either:

a)	an entity’s decision to terminate an employee’s employment before the normal retirement date; or

b)	an employee’s decision to accept voluntary redundancy in exchange for those benefits.

An entity shall recognize termination benefits as a liability and an expense at the first of the following dates:

(i)	when the entity no longer has a realistic possibility of withdrawal; and

(ii)	when the entity recognizes restructuring costs that fall within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and involve the payment of termination benefits.

w)	Debt issued

The financial instruments issued by the Bank and subsidiaries are classified in the Consolidated Statement of Financial Position within “debt issued,” where the Bank has an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation by the exchange of a fixed amount of cash or other financial asset.

After initial measurement, debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount, premium or cost related directly to the issuance.

x)	Intangible assets

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

(i)	Software

Computer software acquired by the Bank is accounted for at cost less accumulated amortization and impairment losses.

Expenses for internally developed software are recognized as an asset when the Bank is able to demonstrate its intent and ability to complete development and use it internally to generate future economic benefits and can reliably measure the costs of completing development. Capitalized costs of internally developed software include all costs directly attributable to developing the software and are amortized over their useful lives. Internally developed software is accounted for at capitalized cost less accumulated amortization and impairment losses.

Subsequent expenses for the recognized asset are capitalized only when they increase the future economic benefit for the specific assets. All other expenses are recognized in profit or loss.

(ii)	Arising from business combinations

In accordance with IFRS 3, when intangible assets are acquired and/or generated in a business combination, their cost is the fair value as of the date of acquisition. The fair value of an intangible asset must reflect the expectations of market participants as of the acquisition date regarding the likelihood that the future economic benefits incorporated into the asset will flow to the entity. In other words, the entity expects an inflow of economic benefits, even if there is uncertainty regarding the date or amount.

In accordance with IAS 38 “Intangible Assets” and IFRS 3, the acquirer shall recognize an intangible asset from the acquiree on the date of acquisition separately from goodwill, regardless of whether the asset had been recognized by the acquiree before the business combination.

The business combination between Banco Itaú Chile and CorpBanca gave rise to intangible assets and goodwill as indicated in Note 2, Sections 3 and 12 below.

(iii)	Other identifiable intangible assets

This item applies to intangible assets that qualify as identifiable, which means it is controlled by the Bank, the cost can be reliably measured and it is likely to generate future economic benefits.

y)	Cash flow statement

For the preparation of the cash flow statement, the Bank applied the indirect method, in which, starting with the Bank’s consolidated income before taxes, non-cash transactions are subsequently added/subtracted, as well as income and expenses associated with cash flows classified as investing or financing activities.

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

In the statement of cash flows, cash and cash equivalents are defined as cash balances and bank deposits plus the net balance of cash in the process of collection, plus highly-liquid trading and available-for-sale securities with insignificant risk of changing value, maturing in no more than three months from the date of acquisition and repurchase agreements with similar conditions. Cash and cash equivalents balances and their reconciliation to the cash flow statement are detailed in Note 5 “Cash and cash equivalents.”

It also includes investments in fixed-income mutual funds that are presented together with trading securities in the Consolidated Statement of Financial Position. Balances of cash and cash equivalents and their reconciliation with the Consolidated Statement of Cash Flows are detailed in Note 5 “Cash and Cash Equivalents.”

The provision for loan losses presented in the operating section does not agree to the amount presented in the statements of income because, for cash flow statement purposes, the provision for loan losses excludes recoveries of assets previously written-off.

z)	Use of estimates

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

The relevant estimates and assumptions are regularly reviewed by Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates, made on the basis of the best available information, mainly refer to:

•	Useful life of material and intangible assets (Notes12, 13 and 30)

•	Valuation of goodwill (Notes 2, 12 and 30)

•	Provisions (Note 19)

•	Fair value of financial assets and liabilities (Notes 6, 7, 8, 11 and 33)

•	Contingencies and commitments (Note 21)

•	Impairment losses for certain assets (Notes 9, 10, 27 and 30)

•	Current and deferred taxes (Note 14)

•	Consolidation perimeter and evaluation of control (Note 1.2, letter c)).

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

aa)	Mandatory dividends

The Bank records within liabilities (as a provision) the portion of profit for the year that should be distributed to comply with the Corporations Law (30%) or its bylaws. For the years 2016 and 2015, the Bank provisioned 50% of profit for the year. This provision is recorded within “provision for minimum dividends” by reducing “retained earnings” within the Consolidated Statement of Changes in Equity.

Although Banco Itaú Chile had a policy to not distribute dividends, in the agreement signed for the merger with CorpBanca it agreed to distribute 50% of profit for the 2015 period and the year 2014. However, at an Extraordinary Shareholders’ Meeting on June 11, 2015, shareholders agreed to reduce the amount of the dividends for the year 2014 to MCh$26,448. See Note 22.

Title VII of the bylaws of Itaú Corpbanca establishes that the Bank must distribute an annual cash dividend to its shareholders, as proposed by the Board and prorated based on their shareholdings, of at least thirty (30%) of profit for each year. In any event, no dividends may be distributed if there are any capital losses until those losses have been remedied, nor if any distribution causes the Bank to breach any of the capital requirements in the General Banking Law.

For the purpose of distributing dividends, the Bank will adhere to the terms of the Transaction Agreement (signed January 29, 2014), which was approved at an Ordinary Shareholders’ Meeting held March 11, 2016.

bb)	Leasing

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

When the Bank acts as lessee, it shows the cost of the leased assets in the consolidated statements of financial position based on the nature of the leased asset, and simultaneously records a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

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

The Bank and its subsidiaries provide trust and other fiduciary services that result in the holding or investing of assets on behalf of customers. Assets held in a fiduciary capacity are not reported in the consolidated financial statements, as they are not the assets of the Bank. Contingencies and commitments arising from this activity are disclosed in Note 21 “Contingencies, Commitments and Responsibilities.”

dd)	Non-Current assets held for sale

Non-current assets (or disposal groups made up of assets and liabilities) that are expected to be recovered primarily through sale instead of through continued use are classified as held for sale. Immediately before being classified as such, the assets (or elements of a disposal group) are remeasured in accordance with the Bank’s accounting policies. From this time forward, assets (or disposal groups) are measured at the lesser of carrying amount and fair value less costs to sell.

Impairment losses after the initial classification of assets held for sale and gains and losses after revaluation are recognized in profit or loss. Gains are not recognized if they exceed any accumulated loss.

The Bank includes the following as non-current assets held for sale:

•	As of December 31, 2016, the values related to the investment in SMU CORP S.A., after evaluating the requirements in IFRS 5 for classifying it as a non-current asset available for sale. This company is a subsidiary that was acquired exclusively for resale. Its assets and liabilities are valued at MCh$18,309 (disclosed in Non-current assets held for sale) and MCh$7,032 (disclosed in liabilities directly associated with non-current assets held for sale). See Note 15 letter b) and Note 20 letter b).

The investment is available for immediate sale in its current condition and the sale is considered highly likely as the Bank’s senior management is committed to the sale. The Bank has no intention of changing its mind regarding this sale and, therefore, has already begun the process of identifying a buyer, which it expects to conclude within a year. The transaction was completed within one year as detailed in Note 37”Subsequent Events.”

•	Assets received or awarded in lieu of payment of loans and accounts receivable from customers are initially recognized at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the value at which the Bank is awarded those assets at a judicial settlement. Such values approximate the assets’ market value as the valuations are determined from market-based evidence by appraisals undertaken by professionally qualified appraisers at the time of the receipt of the assets. The value as of December 31, 2016 MCh$18,855 (MCh$1,785 as of December 31, 2015 and MCh$815 as of 1 January 2015).

ee)	Earnings per share

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

As of December 31, 2016 and 2015, the Bank did not have instruments that generated diluting effects on income attributable to equity holders of the Bank.

ff)	Securitization

The Bank does not have any securitized financial liabilities or equity instruments.

gg)	Statement of compliance with International Financial Reporting Standards (IFRS)

These consolidated financial statements as of December 31, 2016, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (hereinafter “IASB”).

Application of International Financial Reporting Standards (IFRS)

a)	The following new standards and interpretations have been adopted in these Consolidated Financial Statements:

•	Amendments and improvements

Amendments to IAS 16 “Property, plant and equipment” and IAS 38 “Intangible assets,” related to a clarification of Acceptable Methods of Depreciation and Amortization – Published in May 2014. The amendments clarify that a revenue-based method of depreciation or amortization is generally not appropriate. The IASB has amended IAS 16 to clarify that a revenue-based method should not be used to calculate the depreciation of items of property, plant and equipment. IAS 38 now includes a rebuttable presumption that the amortization of intangible assets based on revenue is inappropriate. This presumption can be overcome in certain circumstances.

The Bank’s management analyzed these amendments in detail and concluded that they have not impacted the financial statements for the period since the Bank does not use a depreciation method based on revenue generated by an activity that includes the use of an asset.

Amendment to IAS 1, “Presentation of financial statements” – Published in December 2014. This amendment clarifies guidance in IAS 1 on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies. The amendments form a part of the IASB’s Disclosure Initiative.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period since the information is generally structured in a user-friendly, comparative way to ensure better understanding of disclosures.

Amendments to IFRS 10 “Consolidated financial statements” and IAS 28 “Investments in associates and joint ventures” – Published in December 2014. These amendments clarify the application of the consolidation exception for investment entities and their subsidiaries. The amendment to IFRS 10 clarify that exception from preparing consolidated financial statements is also available to intermediate parent entities which are subsidiaries of investment entities. The amendment to IAS 28 establishes that entities which are not investment entities but have an interest in an associate or joint venture which is an investment entity have a policy choice when applying the equity method of accounting. The fair value measurement applied by the investment entity (associate or joint venture) can either be retained, or a consolidation may be performed at the level of the associate or joint venture, which would then unwind the fair value measurement.

The Bank’s management analyzed these amendments in detail and concluded that they have not impacted the financial statements for the period since the Bank consolidates all companies over which it has control.

Annual Improvements Cycle 2012-2014. The document covers the following standards:

•	IFRS 5 “Non-current assets held for sale and discontinued operations.” The amendment clarifies that, when an asset (or disposal group) is reclassified from ‘held for sale’ to “held for distribution,” or vice versa, this does not constitute a change to a plan of sale or distribution, and does not have to be accounted for as such. This means that the asset (or disposal group) does not need to be reinstated in the financial statements as if it had never been classified as “held for sale” or “held for distribution” simply because the manner of disposal has changed. The amendment also rectifies an omission in the standard by explaining that the guidance on changes in a plan of sale should be applied to an asset (or disposal group) which ceases to be held for distribution but is not reclassified as “held for sale.” The Bank’s management analyzed these amendments in detail and concluded that they do not apply since the Bank does not need to reclassify an asset from held for sale to held for distribution to owners or vice versa.

•	IFRS 7, “Financial instruments: Disclosures.” There are two amendments to IFRS 7.

(1) Servicing contracts. If an entity transfers a financial asset to a third party under conditions which allow the transferor to derecognize the asset, IFRS 7 requires disclosure of all types of continuing involvement that the entity might still have in the transferred assets. IFRS 7 provides guidance on what is meant by continuing involvement in this context. The amendment adds specific guidance to help management determine whether the terms of an arrangement to service a financial asset which has been transferred constitute continuing involvement. The amendment is prospective with an option to apply retrospectively. A consequential amendment to IFRS 1 is included to give the same relief to first-time adopters.

(2) Interim financial statements. The amendment clarifies that the additional disclosure required by the amendments to IFRS 7, “Disclosure – Offsetting financial assets and financial liabilities” is not specifically required for all interim periods, unless required by IAS 34. The amendment is retrospective. The Bank’s management analyzed these amendments in detail and concluded that they do not apply since the Bank does not have any significant administrative servicing contracts for transferred financial assets.

•	IAS 19, “Employee benefits” - The amendment clarifies that, when determining the discount rate for post-employment benefit obligations, it is the currency that the liabilities are denominated in that is important, and not the country where they arise. The assessment of whether there is a deep market in high-quality corporate bonds is based on corporate bonds in that currency, not corporate bonds in a particular country. Similarly, where there is no deep market in high-quality corporate bonds in that currency, government bonds in the relevant currency should be used. The amendment is retrospective but limited to the beginning of the earliest period presented. The Bank’s management analyzed these amendments in detail, which are only applicable in Colombia, and concluded that this improvement has no impact on the Bank since the parameters used to determine the benefit have the same origin (country).

•	IAS 34, “Interim financial reporting” - The amendment clarifies what is meant by the reference in the standard to “information disclosed elsewhere in the interim financial report.” The amendment further amends IAS 34 to require a cross-reference from the interim financial statements to the location of that information. The amendment is retrospective. The Bank’s management analyzed these amendments in detail and concluded that they do not apply since the Bank complies with the disclosure standards in IAS 34 and the regulatory aspects of its regulators.

b)	The following new standards and interpretations have been issued but are not yet in effect as of December 31, 2016:

•	Standards and interpretations

IFRS 9 “Financial instruments” - IFRS 9 “Financial Instruments” (2015) (IFRS 9) - IFRS 9 (2015) – In July 2014, the International Accounting Standards Board (IASB) approved IFRS 9 to replace IAS 39 ‘“Financial Instruments: Recognition and Measurement.”

IFRS 9 sets out the requirements for recognition and measurement of financial instruments. The main new developments of the standard are discussed below.

Classification and measurement of financial assets and financial liabilities: Under IFRS 9, financial assets are classified on the basis of the business model within which they are held and their contractual cash flow characteristics. These factors determine whether the financial assets are measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss. For many financial assets, the classification and measurement outcomes will be similar to IAS 39. However, under IFRS 9, embedded derivatives are not separated from host financial assets and equity securities are measured at fair value either through profit or loss or, in certain circumstances, an irrevocable election may be made to present fair value movements in other comprehensive income. The requirements for the classification and measurement of financial liabilities were carried forward unchanged from IAS 39, however, the requirements relating to the fair value option for financial liabilities were changed to address own credit risk and, in particular, the presentation of gains and losses within other comprehensive income.

Impairment: IFRS 9 introduces fundamental changes to the impairment of financial assets measured at amortized cost or at fair value through other comprehensive income, lease receivables and certain commitments to extend credit and financial guarantee contracts. It is no longer necessary for losses to be incurred before credit losses are recognized. Instead, under IFRS 9, an entity always accounts for expected credit losses (ECLs), and any changes in those ECLs. The ECL approach must reflect both current and forecast changes in macroeconomic data over a horizon that extends from 12 months to the remaining life of the asset if a borrower’s credit risk is deemed to have deteriorated significantly at the reporting date compared to the origination date. The estimate of ECLs should reflect an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes and considering reasonable and supportable information at the reporting date. Similar to the current incurred credit loss provisioning approach, Management will exercise judgement as to whether additional adjustments are required in order to adequately reflect possible events or current conditions that could affect credit risk.

For financial assets, an ECL is the current value of the difference between the contractual cash flows owed to the entity according to the contract and the cash flows which the entity expects to receive. For undrawn loan commitments, an ECL is the current value of the difference between the contractual cash flows owed to the entity and the cash flows which the entity expects to receive if the loan is drawn.

An assessment of each facility’s credit risk profile will determine whether they are to be allocated to one of three stages:

•	Stage 1: when it is deemed there has been no significant increase in credit risk since initial recognition, a loss allowance equal to a 12-month ECL – i.e. the proportion of lifetime expected losses resulting from possible default events within the next 12-months – will be applied;

•	Stage 2: when it is deemed there has been a significant increase in credit risk since initial recognition, but no credit impairment has materialized, a loss allowance equal to the lifetime ECL – i.e. lifetime expected loss resulting from all possible defaults throughout the residual life of a facility – will be applied; and

•	Stage 3: when the facility is considered credit impaired, a loss allowance equal to the lifetime ECL will be applied. Similar to incurred losses under IAS 39, objective evidence of credit impairment is required.

The assessment of whether a significant increase in credit risk has occurred since initial recognition involves the application of both quantitative measures and qualitative factors, requires management judgement and is a key aspect of the IFRS 9 methodology.

Hedge accounting: The general hedge accounting requirements align more closely with risk management practices and establish a more principle-based approach thereby allowing hedge accounting to be applied to a wider variety of hedging instruments and risks. Macro hedge accounting is being dealt with as a separate project. Until such time as that project is complete, and to remove any potential conflict between any existing macro hedge accounting undertaken under IAS 39 and the new general hedge accounting requirements of IFRS 9, entities can choose to continue to apply the existing hedge accounting requirements in IAS 39.

Itaú Corpbanca is in the process of implementing IFRS 9, the possible impacts resulting from its adoption are being evaluated and will be concluded by the date of entry into force of the standard. It should be noted that the adoption of the concept of expected loss in relation to the concept of loss incurred should present an increase in the allowance for doubtful accounts as a result of the anticipation of the recognition of losses. In the process of implementation are involved the areas of finance, risk, technology and Administration.

IFRS 15 “Revenue from contracts with customers” – Published on May 2014. The standard establishes the guidance that an entity must apply for the presentation of useful information to the users of the financial statements in relation to the nature, amount, timing and uncertainty of the revenues and cash flows derived from contracts with customers. The basic principle is that an entity will recognize the revenues that represent the transfer of goods or services promised to customers in an amount that reflects the consideration that the entity expects to be entitled to exchange for those goods or services. Its application supersedes IAS 11 “Construction Contracts”; IAS 18 “Revenue”; IFRIC 13 “Customer loyalty programs”; IFRIC 15 “Agreements for the construction of real estate”; IFRIC 18 “Transfers of Assets from Customers”; and SIC-31 “Barter transactions involving advertising services.” Early adoption is permitted.

The Bank’s management is evaluating the potential impact of adopting these amendments/new standards together with its parent company (Itaú Unibanco Holding S.A.), which has made available material to define and identify the Bank’s initial status on this matter.

IFRS 16 “Leases” – Published in January 2016 – The standard establishes the recognition, measurement, presentation and disclosure of leases. IFRS 16 replaces IAS 17 and introduces a single lease accounting model and requires a lessee to recognize the assets and liabilities of all leases with a maturity of more than 12 months, unless the underlying asset is of a low value. The objective is to ensure that lessees and lessors provide relevant information in a way that faithfully represents the transactions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, and its early application is permitted for entities applying IFRS 15 or before the date of the initial application of IFRS 16.

The Bank’s management is evaluating the potential impact of adopting these amendments/new standards together with its parent company (Itaú Unibanco Holding S.A.), which has made available material to define and identify the Bank’s initial status on this matter.

IFRIC 22 “Foreign currency transactions and advance consideration” – Published in December 2016. This IFRIC addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice.

The Bank’s management evaluated the potential impact of these amendments / new pronouncements on the Bank’s financial statements and concluded that there are no relevant impacts.

•	Amendments and improvements

Amendments to IFRS 10 “Consolidated financial statements” and IAS 28 “Investments in associates and joint ventures” – Published in September 2014. The amendments address a conflict between the requirements of IAS 28 and IFRS 10 and clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture. The amendments require the recognition in the investor’s financial statements of gains and losses arising on the sale or contribution of assets that constitute a business and a partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

The Bank’s management analyzed these amendments in detail and concluded that they do not apply since the Bank does not engage in this type of transaction with its associates and does not currently have any joint ventures.

Amendments to IAS 12, “Income taxes” – Published in February 2016. These amendments on the recognition of deferred tax assets for unrealized losses clarify how to account for deferred tax assets related to debt instruments measured at fair value.

The Bank’s management evaluated the potential impact of adopting these amendments/new standards and concluded that there was no impact since deferred taxes arising from unrealized losses are determined on the basis of their ability to be credited against tax concepts.

IAS Amendments to IAS 7, “Statement of cash flows” – Published in February 2016. These amendments to IAS 7 introduce an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities.

The Bank’s management evaluated the potential impact of adopting these amendments/new standards and concluded that, to the extent necessary, it will disclose a reconciliation of the initial and final balances in the statement of financial position for liabilities derived from financing activities in the statement of cash flows. Currently, the Bank has liabilities which the cash flows from them are classified as financing activities in the statement of cash flows, which consist mainly of debt instruments issued and equity movements. For debt instruments (bonds) issued,), placements and redemptions, which are the main items in the movement disclosure required by the amendment, are detailed in the statement of cash flows, while equity items are detailed in the statement of changes in equity and a note to the financial statements.

Amendment to IFRS 15, “Revenue from contracts with These amendments comprise clarifications of the guidance on identifying performance obligations, accounting for licenses of intellectual property and the principal versus agent assessment (gross versus net revenue presentation). New and amended illustrative examples have been added for each of those areas of guidance and additional practical expedients related to transition to the new revenue standard.

The Bank’s management is evaluating the potential impact of adopting these amendments/new standards together with its parent company (Itaú Unibanco Holding S.A.); which has made available material to define and identify the Bank’s initial status on this matter.

Amendments to IFRS 2, “Share based payments.” Published in June 2016. This amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment.

The Bank’s management evaluated the potential impact of these amendments / new pronouncements on the Bank’s financial statements and concluded that there are no relevant impacts.

Annual Improvements Cycle 2014-2016. The document covers the following standards:

•	Amendment to IFRS 1,’ First-time adoption of IFRS’, regarding the deletion of short term exemptions for first-time adopters regarding IFRS 7, IAS 19, and IFRS 10 – Published in December 2016. The Bank’s management analyzed these amendments in detail and concluded that they do not apply since the Bank will not be a first-time adopter to IFRS during the year the amendment becomes effective.

•	Amendment to IFRS 12, “Disclosure of interests in other entities’. The amendment clarifies the scope of the standard. These amendments should be applied retrospectively for annual periods beginning on or after January 1, 2017. The Bank’s management analyzed these amendments in detail and concluded that the disclosures under IFRS 12 that are applicable to IFRS 5 have been complied with materially.

NOTE 2 FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS, FINANCIAL STATEMENT PRESENTATION AND BUSINESS COMBINATION.

1.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

a)	Basis of transition

The consolidated financial statements of Itaú Corpbanca and subsidiaries as of December 31, 2016 and 2015 and January 1, 2015 and for the two years in the period ended December 31, 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”). These are the Bank’s first consolidated financial statements prepared in accordance with IFRSs.

In preparing its opening IFRS statement of financial position, the Bank has adjusted the amounts reported previously in financial statements prepared with in accordance with Chilean Banking GAAP. An explanation of how the transition from Chilean Banking GAAP to IFRSs has affected the Bank’s financial position, financial performance and cash flows is set out in the following tables and notes.

Itaú Corpbanca’s transition date was January 1, 2015. The Bank prepared its Consolidates Statements of Financial Position under these standards as of that date.

b)	Main differences between the accounting policies under IFRS and Chilean Banking GAAP

1.	Effective interest rate

Under Chilean Banking GAAP, the Bank recognizes interest of some credits on a contractual basis. Under IFRS, this situation it is not permitted and interest must be recognized based on the effective interest rate.

2.	Impaired loan portfolio

Under Chilean Banking GAAP the term for charging off (impairment loss of loans) past-due and late installments on credits and accounts receivable was calculated from the time of their classification in the past-due portfolio, which represented transactions in arrears for payment of principal and interest by ninety days or more. This method was realized Chilean Banking GAAP quota by quota.

Under IAS 39 “Financial Instruments: Recognition and Measurement” an impairment loss of financial asset or group of financial assets is recognized if, and only if, objective evidence of impairment as a result of one or more events that occurred after initial recognition of the asset (a loss event), and that loss (or event) has an impact on the estimated future cash flows of a financial asset or group of financial assets that can be reliably estimated. It may not be possible to identify a single event that caused the impairment. According to this definition the impairment is determined for each loan considering its total amount and no longer quota by quota as under Chilean Banking GAAP.

An impairment relating to loan recorded at amortized cost is calculated as the difference between the recorded asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

Individually significant financial assets are individually tested to determine their impairment. All impairments are recorded in the Consolidated Statements of Income.

The Bank has classified the effects arising from the application of IFRS for charge-offs of loans and accounts receivable, as well as the associated effect caused in the allowances established for each transaction (when 100% of the transaction was charged-off, the related allowances were released).

3.	Suspension of recognition of income on an accrual basis

Under Chilean Banking GAAP, the Bank does not recognize income on an accrual basis in the Statement of Income for certain loans included in the impaired portfolio.

Under IFRS this situation it is not permitted and interest must be recognized based on the effective interest rate.

4.	Loan write-offs

Under Chilean Banking GAAP write-offs of loans and accounts receivable are based on due, past due and current installments, and the term begins at the moment of default, i.e. when the default time of an installment or a portion of a loan reaches the write-off term established by the SBIF. The term corresponds to the time elapsed since the date on which payment of all or part of the obligation in default became due.

Under IFRS, it is not required to establish a charge off date.

5.	Investments in other companies

Investments in other companies in which the Bank does not exercise significant influence (ownership interest less than 20%) were reclassified and presented as available-for-sale financial investment in accordance with IAS 39.

6.	Other assets

In applying the International Financial Reporting Standards (IFRS) issued by IASB, certain deferred expenses were derecognized and written off to equity as part of the adoption of the new standards. In addition, assets in lieu of payment were reclassified and recognized in accordance with IFRS 5.

7.	Country risk provision and contingence loans

Under Chilean Banking GAAP, the Bank recognizes provisions for country risk and allowances related to the undrawn available credit lines and contingence loans in accordance with the local regulations. IFRS only permits to recognized allowances based on the incurred loss model.

8.	Deferred taxes

Correspond to the deferred tax effects of all difference between Chilean Banking GAAP mentioned above.

c)	Exemptions and exceptions.

Set out below are the applicable mandatory exceptions and certain optional exemptions to the retroactive application of IFRS from Chilean banking GAAP as follows:

Mandatory exceptions

1.	Derecognition of financial assets and financial liabilities

Itaú Corpbanca, when adopting IFRS for the first time, will apply the requirements for derecognition of financial assets and financial liabilities prospectively for transactions occurring on or after the date of transition to IFRS.

2.	Hedge accounting

This exception is not applicable to the Bank because there is not a difference between Chilean Banking GAAP versus IFRS.

3.	Non-controlling interest

This exception is not applicable to the Bank.

4.	Classification and measurement of financial assets

Itaú Corpbanca, when adopting IFRS for the first time, will apply the requirements for classification and measurement of financial assets for transactions occurring on or after the date of transition to IFRS, in accordance with IAS 39.

5.	Embedded derivatives

This exception is not applicable to the Bank because there is not a difference between Chilean Banking GAAP versus IFRS.

6.	Government loans

This exception is not applicable to the Bank.

Optional exemptions

1.	Business combinations

The Bank has applied the exemption provided under IFRS 1 for business combinations, and, therefore, did not apply IFRS 3 “Business Combinations” retrospectively to those business combinations that occurred prior to the transition date of January 1, 2015.

2.	Deemed cost

The Bank has used the depreciated cost under Chilean Banking GAAP as its deemed cost at the date of transition.

3.	Leases

Itaú Corpbanca has elected to use this optional exemption and, consequently, have determined whether an arrangement existing at the date of transition to IFRSs contains a lease on the basis of facts and circumstances existing at that date.

4.	Designation of previously recognized financial instruments

This exemption is not applicable. IAS 39 - with the previously mentioned exceptions - has been applied to the comparative balances included in these financial statements.

The remaining voluntary exemptions do not apply to the Group:

1.	Share-based payment transaction

2.	Insurance contracts

3.	Cumulative translation differences

4.	Investments in subsidiaries, joint ventures and associates

5.	Assets and liabilities of subsidiaries, associates and joint ventures

6.	Compound financial instruments

7.	Fair value measurement of financial assets or financial liabilities at initial recognition

8.	Decommissioning liabilities included in the cost of property, plant and equipment

9.	Financial assets or intangible assets accounted for in accordance with IFRIC 12 “Service Concession Arrangements”

10.	Borrowing costs

11.	Extinguishing financial liabilities with equity instruments

12.	Severe hyperinflation

13.	Joint arrangements

14.	Stripping costs in the production phase of a surface mine

15.	Designation of contracts to buy or sell a non-financial item

d)	Transition dates and adoption of the “International Financial Reporting Standards” of the IASB

The reconciliations below quantify the impact that this transition had in the financial statements of the Bank. The following reconciliations have been prepared:

1)	Reconciliation of the Equity as of January 1, 2015 and December 31, 2015.

2)	Reconciliation of the Consolidated Statements of Financial Position as of January 1, 2015.

3)	Reconciliation of the Consolidated Statements of Financial Position as of December 31, 2015.

4)	Reconciliation of Consolidated Statements of Income for the year ended December 31, 2015.

5)	Reconciliation of Consolidated Statements of Other Comprehensive Income for the year ended on December 31, 2015.

6)	Reconciliation of Consolidated Statements of Cash Flows for the year ended December 31, 2015.

1)	Reconciliation of the Equity as of January 1, 2015 and December 31, 2015.

	01/01/2015		12/31/2015
	MCh$		MCh$
Equity in accordance with previous Chilean GAAP	723,912		792,562
Adjustment to loans and receivables from customers	(12,261	)(a)	(8,491	)(a)
Adjustment to other assets	13	(d)	72	(e)
Adjustment to deferred income taxes	680	(c)	268	(d)
Adjustment to provisions	9,026	(e)	7,030	(f)

Total transition adjustment	(2,542	)(f)	(1,121	)(g)

Equity in accordance with New Standars	721,370		791,441

2)	Reconciliation of the Consolidated Statements of Financial Position as of January 1, 2015.

	01/01/2015
	Previous Chile GAAP	Effect of Transition	IFRS
	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	412,378	—	412,378
Cash in the process of collection	96,569	—	96,569
Trading portfolio financial assets	31,910	—	31,910
Investments under agreements to resell	200	—	200
Derivative financial instruments	236,979	—	236,979
Loans and receivables from banks, net	120,951	—	120,951
Loans and receivables from customers, net	6,075,456	(12,261)	6,063,195	(a)
Financial investments available-for-sale	522,942	2,923	525,865	(b)
Held to maturity investments	—	—	—
Investment in other companies	2,923	(2,923)	—	(b)
Intangible assets	44,921	—	44,921
Property, plant and equipment, net	34,777	—	34,777
Current income taxes	16,884	—	16,884
Deferred income taxes	115,611	(100,346)	15,265	(c)
Other assets	90,424	(802)	89,622	(d)
Other assets non current held for sale	—	815	815	(d)

TOTAL ASSETS	7,802,925	(112,594)	7,690,331

LIABILITIES
Current accounts and demand deposits	884,786	—	884,786
Transaction in the course of payment	59,962	—	59,962
Obligations under repurchase agreements	57,682	—	57,682
Time deposits and saving accounts	3,935,367	—	3,935,367
Derivative financial instruments	257,653	—	257,653
Borrowings from financial institutions	597,346	—	597,346
Debt issued	1,047,129	—	1,047,129
Other financial obligations	17,572	—	17,572
Current income tax provision	—	—	—
Deferred income taxes	101,218	(101,026)	192	(c)
Provisions	71,589	(9,026)	62,563	(e)
Other liabilities	48,709	—	48,709

TOTAL LIABILITIES	7,079,013	(110,052)	6,968,961

EQUITY
Attributable to equity holders of the Bank:
Capital	344,569	—	344,569
Reserves	337,837	—	337,837
Accumulated other comprehensive income	(1,390)	—	(1,390)
Retained earnings:	42,846	(2,542)	40,304
Retained earnings from prior periods	—	83,151	83,151	(f)
Net income for the period	85,693	(85,693)	—
Less: Accrual for mandatory dividends	(42,847)	—	(42,847)

	723,862	(2,542)	721,320
Non-controlling interest	50	—	50

TOTAL EQUITY	723,912	(2,542)	721,370

TOTAL LIABILITIES AND EQUITY	7,802,925	(112,594)	7,690,331

(a)	Net adjustment in loans and receivables explained as follow: decreasing in MCh$19,437 related mainly to the application of effective interest rate, and compensated by the recognition of accrued interest on past due loans and the impact on provisions for loan losses (decrease) amounting MCh$7,176.
(b)	Investments in other companies were adjusted to be presented as Financial investments available-for-sale in according with IAS 39 “Financial Instruments: Recognition and Measurement.”
(c)	Net adjustment totaled MCh$680 corresponding to recognition of the income tax effect on transition adjustments to IFRS (including a reclassification between deferred income tax assets and liabilities amounting MCh$101,026 to comply with the presentation requirements on the statement of financial position in concordance with IAS 12 “Income Taxes”).
(d)	Adjustment includes the reversal of charge-offs of assets in lieu of payment MCh$13 and the reclassifications MCh$815 of all its balance to “other assets non-current held for sale” in according with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.
(e)	Adjustment net totaled MCh$9,026 corresponds to country risk provision and provision for contingent loans.
(f)	Adjustments to equity components are referred to the aggregation of transition adjustments (a) to (d) above, net of income taxes.

3)	Reconciliation of the Consolidated Statements of Financial Position as of December 31, 2015.

	12/31/2015
	Previous Chile GAAP	Effect of Transition	IFRS
	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	477,809	—	477,809
Cash in the process of collection	62,095	—	62,095
Trading portfolio financial assets	17,765	—	17,765
Investments under agreements to resell	10,293	—	10,293
Derivative financial instruments	227,984	—	227,984
Loans and receivables from banks, net	99,398	—	99,398
Loans and receivables from customers, net	6,713,983	(8,491)	6,705,492	(a)
Financial investments available-for-sale	512,510	2,475	514,985	(b)
Held to maturity investments	—	—	—
Investment in other companies	2,475	(2,475)	—	(b)
Intangible assets	51,809	—	51,809
Property, plant and equipment, net	33,970	—	33,970
Current income taxes	7,732	543	8,275	(c)
Deferred income taxes	110,044	(96,114)	13,930	(d)
Other assets	137,454	(1,712)	135,742	(e)
Other assets non current held for sale	—	1,785	1,785	(e)

TOTAL ASSETS	8,465,321	(103,989)	8,361,332

LIABILITIES
Current accounts and demand deposits	981,349	—	981,349
Transaction in the course of payment	26,377	—	26,377
Obligations under repurchase agreements	43,727	—	43,727
Time deposits and saving accounts	3,952,573	—	3,952,573
Derivative financial instruments	253,183	—	253,183
Borrowings from financial institutions	658,600	—	658,600
Debt issued	1,504,335	—	1,504,335
Other financial obligations	20,733	—	20,733
Current income tax provision	—	543	543	(c)
Deferred income taxes	96,448	(96,381)	67	(d)
Provisions	82,954	(7,030)	75,924	(f)
Other liabilities	52,480	—	52,480
Other assets non current held for sale	—	—	—

TOTAL LIABILITIES	7,672,759	(102,868)	7,569,891

EQUITY
Attributable to equity holders of the Bank:
Capital	344,569	—	344,569
Reserves	396,710	—	396,710
Accumulated other comprehensive income	(944)	—	(944)
Retained earnings:	52,168	(1,121)	51,047
Retained earnings from prior periods	—	(2,542)	(2,542	)(g)
Net income for the period	104,336	1,421	105,757	(g)
Less: Accrual for mandatory dividends	(52,168)	—	(52,168)

	792,503	(1,121)	791,382
Non-controlling interest	59	—	59

TOTAL EQUITY	792,562	(1,121)	791,441

TOTAL LIABILITIES AND EQUITY	8,465,321	(103,989)	8,361,332

(a)	Net adjustment in loans and receivables explained as follow: decreasing in MCh$3,470 related to the recognition of accrued interest on past due loans and application of effective interest rate, impact on provisions for loan losses (decrease) amounting MCh$7,240, and MCh$(12,261) related to the accumulative effect of the IFRS transition adjustments include as of January 1, 2015.
(b)	Adjustment to Investments in other companies was recorded as available-for-sale financial investments in accordance with IAS 39.
(c)	Adjustment to reflect tax’s effect presentation in concordance with IAS 12.
(d)	Net adjustment totaled MCh$268 corresponding to recognition of the income tax effect on transition adjustments to IFRS (including a reclassification between deferred income tax assets and liabilities amounting MCh$96,381 to comply with the presentation requirements on the statement of financial position in concordance with IAS 12 “Income Taxes”).
(e)	Adjustment includes the reversal of charge-offs of assets in lieu of payment MCh$59, MCh$13 cumulative effect of the transition adjustments to the IFRS and the reclassifications MCh$1,785 of all its balance to “other assets non-current held for sale” in according with IFRS 5.
(f)	Adjustment net totaled MCh$7,030 corresponds to country risk provision and provision for contingent loans.
(g)	Corresponds to the cumulative effect in equity of the transition adjustments to the IFRS (See statement of changes in equity), and adjustment referred to the aggregation of transition adjustments for the period 2015 (a) to (f) above, net of income taxes.

4)	Reconciliation of Consolidated Statements of Income for the year ended December 31, 2015.

	12/31/2015
	Previous Chile GAAP	Effect of Transition	IFRS
	MCh$	MCh$	MCh$
Interest income	496,940	5,042	501,982	(a)
Interest expense	(278,692)	—	(278,692)
Net interest income	218,248	5,042	223,290
Income from service fees	81,375	—	81,375
Expenses from service fees	(10,287)	—	(10,287)
Net service fee income	71,088	—	71,088
Trading and investment income, net	(29,022)	(4,160)	(33,182	)(b)
Foreign exchange gains (losses), net	74,461	—	74,461
Other operating income	9,566	(805)	8,761	(c)
Trading and investment, foreign exchange gains and other operating income	55,005	(4,965)	50,040
Operating income before provision for loan losses	344,341	77	344,418
Provision for loan losses	(43,593)	664	(42,929	)(d)
Total operating income, net of provision for loan losses, interest and fees	300,748	741	301,489
Personnel salaries expenses	(86,711)	—	(86,711)
Administration expenses	(66,831)	—	(66,831)
Depreciation and amortization	(9,785)	—	(9,785)
Impairment	—	—	—
Other operating expenses	(16,451)	1,318	(15,133	)(e)
Total operating expenses	(179,778)	1,318	(178,460)
Total net operating income	120,970	2,059	123,029
Income attributable to investment other companies	226	(226)	—	(f)
Income before income taxes	121,196	1,833	123,029
Income taxes	(16,851)	(412)	(17,263	)(g)
Income from continuing operations	104,345	1,421	105,766
Income from discontinued operations	—	—	—
NET INCOME FOR THE PERIOD	104,345	1,421	105,766

Attributable to:
Equity holders of the Bank	104,336	1,421	105,757
Non controlling interest	9	—	9

(a)	Adjustment related to recognition of accrued interest on past due loans and application of effective interest rate.
(b)	Adjustment corresponding to recognition of income for investments in other companies as financial investments available-for-sale and recognition of income for some loans (application of effective interest rate).
(c)	Adjustment corresponding to the reversal of provision (released)of risk country originated for differences between Chilean Banking GAAP versus IFRS.
(d)	Adjustment corresponding to the reversal of provision (risk for loans losses) originated for differences between Chilean Banking GAAP versus IFRS and recognition of application of effective interest rates to the loans.
(e)	Adjustment corresponding to the reversal of provision (recognize) of risk country originated for differences between Chilean Banking GAAP versus IFRS and reversal of charge-offs of assets in lieu of payment.
(f)	Adjustment corresponding to reclassification of income for investments in other companies as financial investments available-for-sale.
(g)	Adjustment relating to the income tax effect on transition adjustments to the IFRS.

5)	Reconciliation of Consolidated Statements of Other Comprehensive Income for the year ended on December 31, 2015.

	12/31/2015
	MCh$
Net income for the year in accordance with Previous Chile GAAP	104,345
Adjustment to loans and receivables	1,320
Adjustment for assets in lieu of payment write - offs	59
Adjustment to provision	454
Adjustment to income taxes	(412)
Total transition adjustment	1,421

Net income for the year in accordance with IFRS	105,766

Other Comprehensive Income
Items that may be reclassified subsequently to profit or loss:
Financial instruments available-for-sale	664	(*)
Other comprehensive income (loss) before income taxes	664	(*)
Income tax relating to financial instruments available-for-sale	(218	)(*)
Income (loss) taxes	(218	)(*)
Total other comprehensive income (loss)	446	(*)
Comprehensive income (loss) for the period	106,212	(*)

(*)	There are no differences between Chilean Banking GAAP versus IFRS.

6)	Reconciliation of Consolidated Statements of Cash Flows for the year ended December 31, 2015.

	12/31/2015
	Previous Chile GAAP	Effect of Transition	IFRS
	MCh$	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the period before taxes	121,196	1,833	123,029
Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	9,785	—	9,785
Credit risk provisions	51,898	(664)	51,234
Provisions and write-offs for assets received in lieu of payment	468	(59)	409
Impairment	—	—	—
Contingency provisions	530	(449)	81
Adjustment to market value of investments and derivatives	8,559	—	8,559
Net interest income	(218,248)	(5,042)	(223,290)
Net fee and commission income	(71,088)	—	(71,088)
Foreign exchange gains (losses)	(74,461)	—	(74,461)
Changes in foreign exchange rates of assets and liabilities	—	—	—
Other charges (credits) that do not represent cash flows	(6,929)	(3,677)	(10,606)

Subtotal	(178,290)	(8,058)	(186,348)

Loans to customers and banks	(581,027)	—	(581,027)
Receivables from repurchase agreements and securities borrowing	54,797	—	54,797
Trading securities	23,760	—	23,760
Financial assets available for sale	(143,618)	224	(143,394)
Financial assets held to maturity	—	—	—
Other assets and liabilities	139,554	8,058	147,612
Savings accounts and time deposits	(19,030)	—	(19,030)
Current accounts and other demand deposits	93,642	—	93,642
Payables from repurchase agreements and securities lending	—	—	—
Dividends received from investments in other companies	226	(226)	—
Foreign borrowings obtained	259,148	—	259,148
Repayment of foreign borrowings	(226,567)	—	(226,567)
Interest paid	(222,672)	—	(222,672)
Interest earned	469,519	—	469,519
Taxes devolution (paid)	(54,657)	—	(54,657)
Income taxes	—	—	—
Repayment of other borrowings	(38,624)	—	(38,624)
Proceeds from sale of assets received in lieu of payment	2,136	—	2,136

Net cash flows used in operating activities	(421,703)	(2)	(421,705)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and intangible assets	(16,481)	—	(16,481)
Investments in other companies	(2)	2	—
Cash and cash equivalents from CorpBanca integration	—	—	—

Net cash flows provided by (used in) investing activities	(16,483)	2	(16,481)

CASH FLOWS FROM FINANCING ACTIVITIES:
Debt instruments issued	445,789	—	445,789
Redemption of debt issued	(6,124)	—	(6,124)
Capital increase	—	—	—
Dividends paid	(26,448)	—	(26,448)

Net cash flows provided by financing activities	413,217	—	413,217

Effect of changes in exchange rates	—	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(24,969)	—	(24,969)

Cash and cash equivalents at beginning of period	650,577	—	650,577
Cash and cash equivalents at end of period	625,608	—	625,608

Net increase (decrease) in cash and cash equivalents	(24,969)	—	24,969

2.	FINANCIAL STATEMENTS PRESENTATION

a.    Banco Itaú and CorpBanca completed a business combination on April 1, 2016 (reverse acquisition), which is described in detail in Section 3 “Business Combination of Banco Itaú Chile and CorpBanca” below.

b. The Consolidated Financial Statements prepared after the reverse acquisition (from April 1, 2016 forward) are issued under the name of the legal acquirer (the acquired for accounting purposes, or CorpBanca, the merged entity, which will take the name Itaú Corpbanca), but described in these notes as a continuation of the financial statements of the legal acquiree (the acquirer for accounting purposes, or Banco Itaú Chile) for comparative figures from 2015, and for the current period’s comprehensive income for the period and other related items for the months January-March 2016, but for the April-December period those generated by Itaú Corpbanca, with an adjustment that was made retroactively (See Consolidated statements of changes in equity) to the legal capital of the acquirer for accounting purposes that reflects the legal capital of the acquired for accounting purposes. That adjustment is required to reflect the capital of the legal acquirer (the acquired for accounting purposes).

c. Since these Consolidated Financial Statements represent the continuation of the financial statements of the legal acquiree (i.e. Banco Itaú Chile and Subsidiaries from January to March 2016 and 2015 for comparative purposes, with the modification to Itaú-Corpbanca from April 1, 2016) except for its capital structure, these Consolidated Financial Statements will reflect:

(i) The assets and liabilities of the legal acquiree (the acquirer for accounting purposes, Banco Itaú Chile and Subsidiaries) recognized and measured at their book value prior to the combination.

(ii) The assets and liabilities of the legal successor (the acquired for accounting purposes, CorpBanca and Subsidiaries) were recognized and measured in accordance with IFRS 3 under the acquisition method (information included in Section 3 “Business Combination Banco Itaú and Corpbanca”).

(iii) Retained earnings and other equity balances of the legal acquiree (the acquirer for accounting purposes, Banco Itaú Chile and Subsidiaries as of March 31, 2016) before the business combination.

(iv) The amount recognized as issued equity interests in the consolidated financial statements, determined by adding the equity interests issued by the legal acquiree (the acquirer for accounting purposes, Banco Itaú Chile and Subsidiaries) outstanding immediately before the business combination to the fair value of the legal acquirer (the acquired for accounting purposes, CorpBanca and Subsidiaries).

However, the equity structure (i.e. the number and type of equity interests issued) reflects the equity structure of the legal acquirer (the acquired for accounting purposes, CorpBanca and Subsidiaries), including the equity interests that the legal acquirer issued for the purposes of the business combination. Therefore, the equity structure of the legal acquiree (the acquirer for accounting purposes, Banco Itaú Chile and Subsidiaries) were restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal acquirer (the acquired for accounting purposes, CorpBanca and Subsidiaries) issued in the reverse acquisition (information included in Figure 1 below).

(v) The non-controlling interest’s share of the pre-combination book value of the retained earnings of the legal acquiree (the acquirer for accounting purposes, Banco Itaú Chile and Subsidiaries) and other equity interests (book value).

Non-controlling interest

In a reverse acquisition, some owners of the legal acquiree (accounting acquirer) may choose not to exchange their equity interests for those of the legal successor (accounting acquire), but this did not occur in this business combination.

The assets and liabilities of the legal acquire will be measured and recognized in the Consolidated Financial Statements at their book values prior to the combination. Therefore, in a reverse acquisition, the non-controlling interest reflects the proportional interest of the non-controlling shareholders in the pre-combination book values of the net assets of the legal acquire, even when the non-controlling interests in other acquisitions are measured at their fair values as of the date of acquisition.

Earnings per share

The capital structure of the Consolidated Financial Statements prepared after the reverse acquisition (from April 1, 2016 forward), will reflect the capital structure of the legal acquirer (accounting acquired, or CorpBanca and Subsidiaries, but the merged entity will take the name Itaú CorpBanca), including the equity interests issued by the legal acquirer in order to complete the business combination.

In order to calculate the average weighted number of outstanding common shares (the denominator in the calculation of earnings per share) for the period in which the reverse acquisition has occurred:

a. the number of outstanding common shares from the beginning of that period until the date of acquisition (i.e. January 1 to March 31, 2016) must be calculated on the basis of the average weighted number of outstanding common shares of the legal acquired (accounting acquirer, Banco Itaú and Subsidiaries) during the period multiplied by the exchange ratio established in the merger agreement; and

b. the number of outstanding common shares from the date of acquisition until the end of that period (i.e. April 1 to December 31, 2016) must be the real number of common shares that the legal acquirer (accounting acquired, CorpBanca and Subsidiaries, but the merged entity will take the name Itaú Corpbanca) has had outstanding during that period.

Basic earnings per share for each comparative year prior to the date of the acquisition presented in the consolidated financial statements after a reverse acquisition must be calculated by dividing:

a. the profit of the legal acquiree (Banco Itaú Chile and Subsidiaries) attributable to the common shareholders in each of those periods by

b. the historical weighted average of the number of common shares outstanding of the legal acquiree multiplied by the exchange ratio established in the acquisition agreement.

The results of these transactions are as follows:

Figure 1: Calculation of Earnings per Share – Restated

		Banco Itaú Chile
		03/31/2016	03/31/2015
		(a)	(b)
Common shares	(i)	2,144,167	1,433,690
Exchange ratio	(ii)	80,240.2825234	80,240.2825234
Shares of merged bank	(i)*(ii) = (iii)	172,048,565,857	115,039,690,651

		Itaú CorpBanca	Banco Itaú Chile
		12/31/2016	12/31/2015
Number of shares considered to be outstanding for the period from 01/01/16 until the acquisition date 03/31/16 [Number of common shares issued by CorpBanca (legal controller, accounting acquiree) in the reverse acquisition]	(iii)	172,048,565,857	115,039,690,651
Number of shares outstanding from the acquisition date 04/01/2016 until 12/31/2016.	(iv)	512,406,760,091	—
Weighted average number of common shares outstanding	(v)	415,165,463,460	115,039,690,651
Profit attributable to owners of the bank - MCh$	(vi)	14,407	105,757
Earnings per share attributable to owners of the bank	(vi)/(v) = (vii)	0.035	0,919

3.	Business Combination of Banco Itaú Chile and CorpBanca.

The scope of each section is briefly presented below:

•	Introduction and relevant background. Overall, the main points discussed in the business combination between banks are summarized.

•	General aspects of the operation. The main facts are presented in chronological form, from its origin, subsequent compliance and progress until the merger.

•	Description of the acquiree accounting. The main qualitative and quantitative points are presented regarding CorpBanca and Subsidiaries.

•	Main reasons for purchase. It groups the main reasons for the transaction between the banks.

•	Relevant accounting aspects. An accounting analysis of the operations carried out in the business combination is included from an international accounting standard perspective.

•	Detail of assets acquired and liabilities assumed. Section for the qualitative and quantitative evaluation of the net assets acquired from CorpBanca and Subsidiaries, in accordance with the corresponding international accounting standards.

•	Reconciliation of book value of goodwill. There are events related to goodwill generated.

The information to be discussed below is intended to inform about the business combination between CorpBanca and Banco Itaú Chile (Itaú) that took place on April 1, 2016.

3.1 Introduction and relevant background

•	Itaú and CorpBanca contributed their banking business in Chile and Colombia to create an Andean banking platform. CorpBanca shareholders until March 31, 2016 owned 66.42% of the resulting bank (Itaú-Corpbanca) from the merger between CorpBanca and Itaú Chile, while Itaú is own the remaining 33.58%. Prior to the merger, Itaú Unibanco injected US$652 million into Itaú Chile (See Note 22 “Equity”).

•	On January 29, 2014, Itaú Unibanco (Brazil), Banco Itaú (Chile), CorpBanca (Chile) and CorpGroup (Chile) established an agreement, which mainly involves:

•	The merger of CorpBanca and Banco Itaú (Chile), merger by incorporation of the latter into the former, which will be renamed “Itaú Corpbanca”.

•	Itaú Unibanco will control Itaú Corpbanca.

•	Itaú Unibanco and CorpGroup will sign a shareholders’ agreement.

•	Itaú Corpbanca will control the Colombian entities of CorpBanca and Itaú Unibanco.

•	CorpBanca will be the legal entity.

•	On June 26 and 30, 2015, CorpBanca and Banco Itaú (Chile) approved the proposed merger at Extraordinary Shareholders’ Meetings and agreed to amend the aforementioned agreement, which implies:

•	Additional dividend for current CorpBanca shareholders.

•	Reduction of dividends at Banco Itaú (Chile).

•	New dividend policy for the fiscal year 2015.

•	Extension of the term for the purchase of the Corp Group’s stake in CorpBanca Colombia.

•	The proposed merger will take effect on a date not earlier than January 1, 2016 or after May 2, 2016.

•	On April 1, 2016, the merger by incorporation of Banco Itaú Chile into CorpBanca took place, becoming the corporate name of the merged Bank “Itaú Corpbanca” which became the legal successor of Banco Itaú Chile.

•	For the purposes of the merger, Itaú Corpbanca issued 172,048,565,857 new shares[10], corresponding to 33.58% of its share capital, and which on April 1, 2016 were distributed, in exchange, to the shareholders of Banco Itaú Chile.

•	The shareholders of the legal acquiree will receive in exchange 80,240.28252 shares of the merged bank (Itaú-Corpbanca) for each share of the Banco Itaú Chile that is registered in the Shareholders’ Registry of the latter at midnight on March 31, 2016.

•	Due to the above, as of April 1, 2016, Itaú-Corpbanca’s control is acquired by Itaú Unibanco Holding S.A.

•	IFRS 3 “Business Combinations” requires the identification of the acquirer through the concept of control, as established by IFRS 10 “Consolidated Financial Statements,” in order to evaluate in summary the following:

•	Power over the investee (direct relevant activities).

•	Exposure, or right, to variable returns arising from their involvement in the investee.

•	Ability to use its power over the investee to influence the amount of investor returns.

•	In addition, since this transaction is an reverse acquisition, CorpBanca must maintain control of the tax amounts, pursuant to Article No. 64 of the Tax Code and Circular No. 45 issued by the Internal Revenue Service on July 16, 2001.

According to the above, among the conclusive aspects of analysis, we have the following:

•	Legally, CorpBanca will absorb Banco Itaú (Chile) through the issuance of shares.

•	Existence of Shareholders Agreement between Itaú and CorpGroup.

•	There is no joint control, since CorpGroup only has protection type rights.

•	Although CorpBanca is larger in size than Banco Itaú (Chile), CorpBanca issued capital on the basis of the Shareholders’ Agreement between Itaú and CorpGroup, therefore Itaú (as a group) acquired a greater number of voting shares.

•	Of the Directors who may be elected by the shareholders agreement of CorpGroup and Itaú-Unibanco, the majority of which will be proposed by Itaú-Unibanco according to its shareholding and the remaining Directors by CorpGroup.

•	Itaú Unibanco will appoint an absolute majority of members for each of the management committees, which direct the respective relevant activities of Itaú Corpbanca.

•	The above points are consistent with the commercial purpose of this transaction, which is from CorpBanca’s point of view to partner with a leading institution in the region and, from Itaú’s point of view, to extend and deepen its banking business in Chile and Colombia.

[10]	The new capital stock of the merged entity is comprised of 512,406,760,091 common shares, with no par value, issued and subscribed, amounting to MCh$1,862,826.

•	Although Itaú does not have an absolute majority of the shares with voting rights, it acquired control[11] of the merged bank, in accordance with Articles 97 and 99 of Law No. 18,045 of the Securities Market.

3.2 Introduction and relevant background

On January 29, 2014, CorpBanca entered into an agreement with Inversiones Corp Group Interhold Limited, Inversiones Saga Limitada (these last two, together “CorpGroup”), Itaú-Unibanco Holding, S.A. (“Itaú-Unibanco”) and Banco Itaú Chile, an English-language contract called “Transaction Agreement” 12 (hereinafter referred to as “TA”), under which the parties agreed to a strategic association of their operations in Chile and Colombia, subject to authorization from the corresponding regulators and the shareholders of CorpBanca and Banco Itaú Chile, as indicated below.

This strategic partnership was structured through the merger of CorpBanca and Banco Itaú Chile, in accordance with the TA mentioned above, contemplated the following:

a.    Previous Events. CorpGroup disposed of CorpBanca shares that it owns, directly or indirectly, equivalent to 1.53% of the capital stock13 of said Bank and Banco Itaú Chile increased its capital in the amount of US$652 million, through the issuance of payment shares that were Subscribed and paid in full by a company directly or indirectly owned by Itaú-Unibanco.

b.    Merger. The merger between the two entities was approved by the Extraordinary Shareholders’ Meetings of CorpBanca and Banco Itaú Chile, absorbing CorpBanca to Banco Itaú Chile, which was named “Itaú-CorpBanca”. A total of 172,048,565,857 shares of CorpBanca were issued, representing at the date of the merger 33.58% of the merged bank’s share capital, which were distributed among the shareholders of Banco Itaú Chile, maintaining the current shareholders of CorpBanca 66.71 % of the capital stock of the merged Bank. In this way, the number of shares in which the merged bank’s share capital was divided went from 340,358,194,234 to 512,406,760,091 shares, which were fully subscribed and paid.

c.    Control. As a result of the merger, Itaú-Unibanco was incorporated as a shareholder of CorpBanca and, due to the effect of the share exchange ratio applicable to said merger, acquired control of the merged bank, pursuant to Articles 97 and 99 of Law No. 18,045 In the event of a significant interest in its ownership (at the date of merger), of 33.13% of the share capital, with 33.29% remaining market.

d.    Colombia14. In order to strengthen and consolidate operations in Colombia, the acquisition of the shares of Banco Corpbanca Colombia owned by CorpGroup (currently 12.36%), as well as acquisition of assets and liabilities of Itaú Colombia, is contemplated.

e.    Course of Business. Due to the time between the signing of the TA and the materialization of the merger, the parties agreed that both CorpBanca and Banco Itaú Chile complied with certain restrictions during that period, which consisted essentially of continuing with the ordinary course of their business in a way substantially similar to how they have been conducting business up to this point.

[11]	It is important to mention that the control over the property of Corpbanca Colombia did not have modifications due to the business combination carried out by its parent company in Chile.
[12]	The signing of the AT as its subsequent amendments were approved by the Board of Directors of both banks, following a favorable report from its Directors Committee, in compliance with the other requirements established in Title XVI “Related Party Transactions in Public Limited Companies and their Subsidiaries “of Law No. 18,046, on Corporations.
[13]	On March 3, 2015, rectify this point 1 and 3 in the following: rectification consists in that; after the disposal of these shares and once the transaction materialized, CorpGroup would have a 33.13% stake. Due to the above, the relative shares in the merged bank would be: (a) Itaú-Unibanco: 33.58%; (b) CorpGroup: 33.13%; and (c) market (float): 33.29%.
[14]	The agreements presented correspond to the initials, which were modified in accordance with what was presented in Note 3 “Relevant Facts” and 37 “Subsequent Events”, within the modifications, including the postponement of the acquisition of the shares of Banco Corpbanca Colombia Owned by CorpGroup until January 28, 2022.

f.    Pact of Shareholders. The TA also contemplated that at the close of the transaction in Chile, CorpGroup and Itaú-Unibanco will enter into a shareholders’ agreement regulating certain matters regarding the exercise of their voting rights in Itaú-Corpbanca and matters related to the transfer of their shares:

•	It was established that the Board of Directors of the merged Bank be composed of 11 regular members and 2 alternate members. Of the Directors who may be elected by the shareholders agreement of CorpGroup and Itaú-Unibanco, the majority of them will be proposed by Itaú-Unibanco, according to its shareholdings and the remaining Directors by CorpGroup. The Chairman of the Board was proposed by CorpGroup and the General Manager by Itaú-Unibanco. In the committees composed of Directors, most of these were proposed by Itaú-Unibanco, according to their shareholding.

•	Also, subject to current regulations, CorpGroup committed to exercise its voting rights in a manner in line with Itaú-Unibanco. On the other hand, CorpGroup will grant to Itaú-Unibanco a pledge on 16% of the merged Bank’s shares, in guarantee of the obligations assumed under the shareholders agreement, keeping CorpGroup exercising its voting and economic rights emanating from the shares pledged.

•	The intention of the parties was that the merged Bank distribute all the available profits of each year, after insuring certain adequate levels of capital, so that Itaú-Corpbanca can comfortably comply with regulatory requirements and best practices of the industry.

•	CorpGroup and Itaú-Unibanco also imposed certain non-compete obligations with the merged Bank.

•	Finally, in relation to the transfer of shares, a right of first offer, a right to join the sale to a third party and the obligation to join the sale to a third party were established. A sale and purchase right of 6.6% of the merged Bank’s shares was also established in favor of CorpGroup as a liquidity mechanism in the short term and a right to sell as an alternative to merged Bank. In both cases, the price will be the market, without premium, and will be privileged, as the first option, sales in the market through the Santiago Stock Exchange.

The closing of the transaction contemplated in the TA was subject both to the obtaining of the pertinent regulatory authorizations and to the approval of the merger by the shareholders of CorpBanca and Banco Itaú Chile in the respective Extraordinary Meetings that will be cited to pronounce on it. The main events of approvals and / or modifications are presented below:

Dates	Events
October 15, 2014	Itaú-Unibanco reported in Brazil that the Central Bank of that country authorized the operation for integration with CorpBanca.

December 26, 2014	The merger is approved by the Financial Superintendence of Colombia (SFC), the conclusion of the merger is still subject to compliance with the approval by the shareholders’ meetings of Banco Itaú Chile and CorpBanca, as well as regulatory approvals in Chile by SBIF, in Panama by the Superintendency of Banks (SBP) and Securities Market Superintendency (SMV) and, in Colombia, by the Colombian Stock Exchange (BVC).

January 6, 2015	The SBP approves a merger of Itaú-Corpbanca. The integration of both banks is still subject to compliance with the approval by the shareholders’ meetings of both banking entities, as well as regulatory approvals in Chile by SBIF in Panama by SMV and, in Colombia, by the BVC.

June 2, 2015

The Board of Directors of Corpbanca at its Extraordinary Session communicated a modification of the TA in the terms that are indicated below (only points related to TA):

Purchase of Banco Corpbanca Colombia[15]. The closing of the 12.36% sale of this entity belonging to CorpGroup to the merged bank is extended from the originally agreed date of August 4, 2015 until a date on or prior to January 29, 2017. From August 4, 2015 until the closing date, the agreed price in the TA will accrue an annual interest of Libor plus 2.7%. Banco CorpBanca Colombia will not distribute dividends until the close of the sale.

End Date. The maximum date is extended to materialize the merger until May 2, 2016.

[15]	The agreements presented correspond to the initials, which were modified in accordance with what was presented in Note 3 and 37, section Itaú Corpbanca.

June 26/30 2015

The Extraordinary Shareholders’ Meetings of both banks approved the merger with certain suspensive conditions, such as the following:

•    Materialization of committed capital increases.

•    SBIF approval.

•    Deadlines for merger.

•    Number of directors.

•    Etc.

September 4, 2015	The SBIF approved the merger between Itaú Chile and CorpBanca.

According to the law in force in Chile, the SBIF authorization was issued once the Extraordinary Shareholders’ Meetings of CorpBanca and Banco Itaú Chile approved the merger. On this point, said Superintendency informed that by resolution No. 409 dated September 4, 2015, approval of the merger was analyzed in the following terms:

•	The merger of CorpBanca and Banco Itaú Chile will take place through the incorporation of the second to the first one, which, through the merger, will acquire all the assets, rights, authorizations, permits, liabilities and liabilities of the absorbed bank, becoming CorpBanca its legal successor.

•	The merger will not take place before January 1, 2016 or after May 2, 2016 and its exact date must be determined by the boards of both banks.

•	The resulting Bank shall maintain a percentage of not less than 10% between effective equity and risk-weighted assets.

•	As a result of the merger, Itaú Unibanco will acquire control of the merged bank, in accordance with Articles 97 and 99 of Law No. 18,045, on Stock Market.

•	Reforms introduced to the CorpBanca status were approved, whose corporate name will be Itaú Corpbanca, which will be valid from the date of the merger. The modifications are as follows:

•	The capital stock increased by MCh$1,862,826 representing 512,406,760,091 shares.

•	The Bank’s name was changed to Itaú Corpbanca and it can do business as “Banco Itaú” or “Itaú”.

•	The number of board members increased from 9 to 11, with the number of substitutes remaining at 2.

•	The new text of the by-laws of the merged Bank that incorporates the aforementioned amendments was approved.

With the aforementioned resolution of the SBIF, the necessary authorizations of the regulators of Chile, Colombia, Panama and Brazil are completed so that the merger materializes in the indicated terms.

3.3 Description of Accounting Acquiree: CorpBanca Chile

•	Public limited company organized under the laws of the Republic of Chile and supervised by the SBIF. Its purpose is to execute and celebrate all those acts, contracts, operations or business that the General Banking Lawpermits without prejudice to extend or restrict its sphere of action in accordance with the legal provisions that may be enacted in the future, without it being necessary to modify its statutes. This base ranges from natural persons to large corporations.

•	Since 2004, it is subject to the supervision of the Securities and Exchange Commission of the United States of America “SEC,” in consideration of the fact that the Bank is registered on the New York Stock Exchange (NYSE), through an American Depository Shares program (“ADS”).

•	The entity is the oldest private bank operating in Chile, founded in 1871. Headquartered in Chile, it also operates in Colombia and Panama. It also has a branch in New York and a representative office in Madrid. At the date of the business combination, its total consolidated assets amounted to MCh$21,064,559 and its equity amounted to MCh$1,455,948. Focused on large and medium-sized companies and individuals, CorpBanca offers universal bank products, its remarkable performance in the last 20 years has allowed it to become the fourth largest private bank in Chile.

•	In 2012, it began its regionalization process with the acquisition of two banks in Colombia (Banco CorpBanca Colombia and Helm Bank), becoming the first Chilean bank to have banking subsidiaries outside the country.

•	In February 2016, according to SBIF, it was the fourth largest private bank in Chile in terms of loans, reaching a market share of 7.1%.

•	In January 2016, according to SFC, CorpBanca Colombia was the sixth largest Bank in Colombia in terms of assets, total placements and total deposits, as reported under local accounting and regulatory principles. At the same date, the market share of loans reached 6.1%.

•	The acquired entity and its subsidiaries offer commercial and consumer banking services, in addition to other services, including factoring, collection, leasing, insurance and securities brokerage, mutual funds and investment fund management and related operations, in addition to a direct operation in Colombia. Subsidiaries and / or branches in Chile and abroad as of April 1, 2016 is briefly summarized below:

a. Operations in Chile

CorpBanca Corredores de Bolsa S.A. Its corporate purpose is to engage primarily in securities brokerage operations.

CorpBanca Administradora General de Fondos S.A. Its sole purpose is the management of third party resources, in the form of mutual funds, private investment funds and individual portfolios of third parties, mainly.

CorpBanca Asesorías Financieras S.A. Its purpose is the provision of advisory services complementary to the bank draft.

CorpBanca Corredores de Seguros S.A. The object of which is the remunerated intermediation of general and life insurance contracts, with the sole exception of pension insurance, with any national insurer, based in the country, and the provision of advisory and consultancy services in the field of insurance and investment in movable and immovable property.

CorpLegal S.A. Its purpose is to provide all kinds of legal professional advice to the Bank, its Subsidiaries and / or its clients, on the occasion of operations that are granted to them.

SMU Corp S.A. Its purpose is the issuance, operation and administration of credit cards that will be used for the granting of credits to Unimarc Supermarket customers in its own supermarkets.

Recaudaciones y Cobranzas S.A. Its main purpose is the provision of services for preliminary collection, judicial and extrajudicial collection of all kinds of credits, titles or documents, for own or third parties, subscription of payment agreements and management of pre-emptive portfolio.

b. Operations Outside Chile

CorpBanca Branch of New York. Branch that has a banking license issued by the New York State authorities, focused on commercial banking, focusing on the provision of banking services in that city and country for its parent customers, as well as granting of working capital and financing to corporate companies in Latin America.

CorpBanca Securities Inc. Broker-dealer (based in New York) whose objective is to improve the offer of value for the clients of both the Bank and its subsidiaries.

Banco CorpBanca Colombia S.A. With its principal place of business in Bogotá (Colombia), its corporate purpose is to raise funds in current account, other deposits at sight and at term, with the main purpose of performing active credit operations, also executing acts and operations authorized to banking establishments.

Helm Comisionista de Bolsa S.A. Helm carries out investment banking and brokerage activities, with main domicile in Bogotá (Colombia).

CorpBanca Investment Trust Colombia S.A. Headquartered in Bogotá (Colombia), with a corporate purpose to develop activities through investment trusts, administration, guarantees and real estate.

Helm Fiduciaria S.A. Financial services company whose corporate purpose is to carry out authorized fiduciary business in Colombia.

Helm Corredor de Seguros S.A. Entity with operations in the Colombian insurance market, focused on the structuring and management of insurance programs.

Helm Bank Panamá S.A. Entity domiciled in Panama, with an international license issued in that country to carry out banking business abroad.

Helm Casa de Valores S.A. Entity domiciled in Panama authorized to execute operations related to stock brokerage and related activities.

3.4 Main reasons for purchase

•	Consolidate the fourth largest private Chile bank by total lending.

•	Complementary segments, products and business lines.

•	Strong capital bases and a better financing profile.

•	Potential to generate relevant synergies.

•	Strong framework to reach a more relevant position in the Colombian market.

•	The merged bank in Chile will become the regional expansion platform for both groups, with the exception of Brazil and Mexico.

3.5 Relevant Accounting Aspects

The following are the main terms established in the transaction agreement (TA) and complementary facts, in which the aforementioned strategic business combination was established, through the following points (mainly focused on accounting issues):

a. Capital increases by Itaú Chile16 (US$100 million and US$552 million).

b. The merger of Itaú Chile with and into CorpBanca, with the latter as legal survivor.

[16]	On February 24, 2014, a capital increase of MCh$53,872 was agreed, which was disclosed in April of the same year through the issuance of 130,016 shares of payment. On March 22, 2016, a capital increase of MCh$392,813 was made by subscribing 710,477 shares of the same and single series, with no par value, which was subscribed and paid by the company ITB Holding Brasil Participações Ltda., A company wholly owned by Itaú Unibanco Holding SA, as part of the merger of Banco Itaú Chile with CorpBanca

c. Following the approval or refusal of the merger of CorpBanca Colombia-Helm17 by the Financial Superintendence of Colombia (SFC), either the acquisition of Itaú Colombia by CorpBanca or the merger of Itaú Colombia with and into CorpBanca Colombia, with CorpBanca Colombia as a company Survivor, and

d. The purchase by Itaú Corpbanca of all shares of Banco Corpbanca Colombia owned by CorpGroup (currently 12.36% of that bank’s shares), was agreed to take place on January 28, 2022, subject to the necessary regulatory approvals.

Taking the above points as a basis for analysis, it is necessary to determine which is part of the business combination transaction, being necessary to evaluate relevant issues such as the following:

The acquirer (Banco Itaú) and the acquiree (CorpBanca Chile) may have a pre-existing relationship or other agreement before the negotiations for the beginning of the business combination, or may enter into an agreement during negotiations that is separate from the business combination.

In either situation, Banco Itaú had to identify all the amounts that were not part of what the acquirer and the acquiree (or their previous owners) exchanged in the business combination, that is, amounts that are not part of the exchange for CorpBanca Chile. Banco Itaú will only recognize as part of the application of the purchase method (described in IFRS 3) the consideration transferred by CorpBanca Chile and the assets acquired and liabilities assumed in the exchange of the same. In case of separate transactions, these should be accounted for in accordance with the corresponding international standards.18 Accordingly, the following was concluded:

a. Relevant points about Chile

•	In accordance with IFRS 3, a reverse acquisition occurs when the entity that issues securities (the legal acquirer, CorpBanca) is identified as the acquiree for accounting purposes and the legal acquirer must be identified as the acquirer for accounting purposes (Banco Itaú), is presented as follows:

	Acquirer		Acquiree		Observations
	Legal	Accounting	Legal	Accounting
CorpBanca	“X”	—	—	“X”	Issuance of Shares
Banco Itaú (Chile)	—	“X”	“X”	—	Takes Control

•	At the acquisition date, the acquirer recognized, separately from the goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interests in the acquire.

•	CorpBanca merged with Banco Itaú (Chile) in a reverse acquisition mode, which means that the shareholders of the latter entity will take control of “Itaú Corpbanca”, being CorpBanca the legal successor.

Therefore, the assets and liabilities of Banco Itaú (Chile) were incorporated at their carrying amount (book value) while the assets and liabilities of CorpBanca were recorded at market or accounting value, as

[17]	On June 1, 2014, the merger between Banco CorpBanca Colombia SA was formalized. (Absorbing company) and Helm Bank S.A. (Absorbed company). As a consequence, Helm Bank S.A. Is dissolved without liquidation and all its assets, rights and obligations are transferred from full right to the absorbing company.
[18]	The assessment is necessary since it is likely that a transaction carried out by the acquirer or on behalf of the acquirer or mainly for the benefit of the acquirer or the combined entity (resulting from the business combination), and not primarily for the acquirer Its previous owners) before the combination, is a separate transaction.

appropriate based on applicable accounting standards. The following table shows the book values of both banks before the business combination:

	CorpBanca	Banco Itaú Chile
	03/31/2016	03/31/2016
	MCh$	MCh$
Total net identifiable assets	527,748	1,175,271
Non-controlling interest	308,045	61
Goodwill arising in prior acquisitions	338,909	—
Intangible assets arising in prior acquisitions	269,971	877
Contingent liabilities arising in prior acquisitions	—	—
Net deferred taxes	11,275	13,261

Net asset before business combination	1,455,948	1,189,470

•	CorpBanca issued new shares in exchange for all assets and liabilities of Banco Itaú (Chile), which were delivered to Itaú Unibanco. Due to the above, a capital increase was approved in CorpBanca through the issuance of 172,048,565,857 shares, which were delivered to the shareholders of Banco Itaú (Chile) in exchange for the merger.

•	Prior to this, Itaú Unibanco injected MUS$652 of capital into Banco Itaú.

•	In relation to the above, the exchange ratio for the net assets of Banco Itaú (Chile) implied the following ownership structure after the merger: Itaú Unibanco: 33.58% (majority shareholder), CorpGroup: 33.13% and minority shareholders: 33.29%.

•	From an accounting perspective, the transaction described above is considered a reverse acquisition under IFRS 3 “Business Combination.”

b. Relevant points about Colombia19

•	The purchase by Itaú Corpbanca of all the shares of Banco Corpbanca Colombia owned by CorpGroup (which currently represents 12.36% of the shares of said bank), agreed to postpone January 28, 2022, Subject to obtaining the necessary regulatory approvals.

•	Acquisition by Itaú Colombia of the obligation of the parties to cause Banco Corpbanca Colombia to acquire the assets and liabilities of Itaú Colombia in accordance with the terms and conditions agreed between Banco Corpbanca Colombia and Itaú Colombia dated November 1, 2016 (The “Acquisition in Colombia”). This acquisition in Colombia will be made as soon as practicable and once it is approved by the Colombian Financial Superintendence (“SFC”).

•	The purchases must be authorized by the government before being carried out [20].

Accordingly, the offer to purchase these shares is considered a separate transaction from the business combination between Banco Itaú and CorpBanca, and is recorded in the financial statements, as appropriate, as established by IFRS 10.

[19]	The agreements presented correspond to the initial agreement, which was modified in accordance with what is described in Note 3 and 37, section Itaú Corpbanca.
[20]	Examples of these necessary authorizations include the following: In the case of Colombia, government entities must evaluate the authorization of the purchase of all shares of Itaú BBA Colombia by CorpBanca Colombia or, failing that, the merger between these companies (absorption of the former by the latter). For the case of Chile, regarding the limits to activities authorized to subsidiaries abroad, articles 76 and following of the General Law of Banks establish that the Central Bank and SBIF must authorize the investment abroad of a Chilean financial institution.

3.6 Detail of assets acquired and liabilities assumed

The fair value of identifiable assets and liabilities of CorpBanca at the date of acquisition, April 01, 2016, was as follows:

	CorpBanca	Adjustments	CorpBanca
	Consolidated	Method	Fair Value
	03/31/2016	Purchase	03/31/2016
	MCh$	MCh$	MCh$
ASSETS
Intangible assets	687,542	895,367	1,582,909

Software and other	78,662	(28,393)	50,269
Arising in M&A	608,880	923,760	1,532,640

Core deposit and customer relationships	222,591	114,263	336,854
Trademarks and other	47,380	4,068	51,448
Goodwill	338,909	805,429	1,144,338

Remaining assets	20,377,017	(24,235)	20,352,782

TOTAL ASSETS	21,064,559	871,132	21,935,691

LIABILITIES
Deposits and other financial liabilities	14,222,806	3,672	14,226,478
Debt instruments issued	3,181,811	115,309	3,297,120
Remaining liabilities	2,203,994	(10,442)	2,193,552

TOTAL LIABILITIES	19,608,611	108,539	19,717,150

EQUITY
Attributable to equity holder of the bank	1,147,903	822,771	1,970,674
Non-controlling interest	308,045	(60,178)	247,867

TOTAL EQUITY	1,455,948	762,593	2,218,541

TOTAL LIABILITIES AND EQUITY	21,064,559	871,132	21,935,691

MCh$
Total net identifiable assets at fair value	424,889
Non-controlling interest	247,867
Goodwill arising in acquisition	1,144,338
Intangible assets	388,301
Contingent liabilities	(8,031)
Net deferred taxes	21,177

Total consideration transferred plus Goodwill	2,218,541

Controlling interest	1,970,674
Non-controlling interest	247,867

Total Equity	2,218,541

Total cash and cash equivalents received with accounting acquiree	1,694,231
Cash payment	—

Total cash and cash equivalents	1,694,231

Important considerations in relation to the acquisition:

3.6.1 The measurement process has concluded and the fair values presented herein are definitive, having the following considerations:

a. Banco Itaú Chile acquires 33.58% of the shares of CorpBanca, whose majority shareholder is Corp Group Interhold Limitada, for a total of MCh$1,970,674.

The transaction was carried out through a capital increase by Itaú Chile, followed by the merger of Itaú Chile and CorpBanca.

In determining the consideration transferred (price paid), one must take into account that the transaction is a reverse acquisition where the price is determined based on an exchange ratio where the stock of one of the banks is listed (CorpBanca), and the other is not (Itaú Chile).

IFRS state that the “most reliable” measure should be used to determine the consideration transferred. In this case there was a reliable and significant market value of one of the parties to the transaction, reaching a total of MCh$2,218,541 at the valuation date.

b. If the initial accounting of a business combination is incomplete at the end of the accounting period in which the combination occurs, the Bank and its affiliates will report in their financial statements the provisional amounts of items whose accounting is incomplete. During the measurement period, Itaú Corpbanca will retroactively adjust the provisional amounts recognized at the acquisition date to reflect the new information obtained on facts and circumstances that existed at the date of acquisition and that, had they been known, would have affected the amounts recognized at that date. During the measurement period the acquirer will also recognize additional assets or liabilities if it obtains new information on facts and circumstances that existed at the date of acquisition and that, had they been known, would have resulted in the recognition of those assets and liabilities at that date. The measurement period will end as soon as Itaú Corpbanca and its subsidiaries receive the information they are looking for regarding facts and circumstances that existed at the date of acquisition or conclude that no further information can be obtained. However, the measurement period shall not exceed one year from the date of acquisition, as described above. The business combination analyzed is complete in the current accounting period.

c. This business combination was accounted for using the acquisition method at the date of purchase, the date on which control is transferred to Banco Itaú Chile. Control is obtained when you the investor is exposed, or is entitled, to variable returns from its involvement with the investee and has the ability to influence those returns through its power over it. Potential voting rights that were currently enforceable or convertible were considered when assessing control. Itaú Unibanco has substantive rights such as the following:

•	Right to vote proportional to the participation in the Companies.

•	Rights to appoint or remove key members of the management of the investees that have the ability to direct the relevant activities.

•	The right to appoint or terminate the investees to direct the relevant activities.

•	Right to direct the activities of subordinates for the benefit of the Bank.

d. Banco Itaú Chile valued goodwill as of the acquisition date, taking into account the following factors:

•	Fair value of the consideration transferred;

•	The recognized amount of any non-controlling interest in the acquiree, plus

•	If the business combination is performed in stages, the fair value of the existing holdings in the assets of the acquiree;

•	Less the net recognized amount (generally fair value) of identifiable acquired assets and identifiable assumed liabilities.

e. In relation to the previous point, when the excess is negative, a gain on sale under advantageous conditions is recognized immediately in the result (this was not the case for this combination).

f. The fair value of intangible assets and their respective deferred taxes (mainly core deposit of MCh$240,463, relating to customers of (MCh$96,390), brands and other (MCh$51,448)) have been definitively determined, reaching a balance of MCh$388,301. See more detail in Note 12 “Intangible Assets.”

g. At the acquisition date, a contingent liability was determined at a fair value of MCh$8,031 as a result of legal contingencies, with its outflows of resources estimated to be approximately two fiscal years and no related reimbursements are contemplated at the date of assessment. At the closing date of the reporting period, this contingent liability was reassessed and no changes were determined.

h. The fair value of loans and receivables (both to customers and banks) amounted to MCh$14,412,154 at the acquisition date.

i. The goodwill of MCh$1,144,338 recognized at the acquisition date is attributed to the expected synergies and other benefits arising from the combination of the assets and activities of CorpBanca and its subsidiaries in conjunction with Itaú and its subsidiaries. The goodwill is not expected to be deductible for income tax purposes.

j. Deferred tax assets and / or liabilities arising from assets acquired and liabilities assumed, in accordance with IAS 12 “Income Tax,” will be recognized. The potential tax effects of the temporary differences and of the tax offsets of the acquired companies that existed at the date of acquisition will be accounted for.

k. Itaú Corpbanca has chosen to measure the non-controlling interest in the acquiree in relation to the non-controlling interest proportionate share based on the recognized amounts of the net identifiable assets of the acquiree.

3.6.2 In relation to the results generated by the accounting acquire, we have the following:

a. The amounts of revenue from ordinary activities and results of CorpBanca from the date of acquisition, together with Banco Itaú, form part of Itaú Corpbanca’s Consolidated Statement of Comprehensive Income for the reporting period21.

b. From the acquisition date, the entity contributed MCh$568,109 to net interest income, MCh$135,729 to net fee income, MCh$545,991 to net operating income and MCh$(23,938) to income before income taxes. If the combination had occurred at the beginning of the year (January 1, 2016), net interest income and readjustments would have been MCh$756,204, net fee income would have been MCh$179,756, net operating income would have been MCh$664,034, and the result of the period before income tax would have been MCh$(81,146). In determining these amounts, management has assumed that the fair value adjustments originated at the date of acquisition would have been the same had the acquisition occurred on January 1, 2016.

3.6.3 Acquisition-related transaction costs, mainly external legal fees and due diligence costs, are charged to administrative expenses in the Consolidated Statements of Income and are part of the cash flows from operations in the Consolidated Statements of Cash Flows, this amount amounted to MCh$37,480.

3.6.4 The total consideration transferred for the operation entailed the issuance of 172,048,565,857 shares that were delivered by Itaú shareholders equivalent to 33.58% of the total shares of the merged Bank.

3.6.5 There are no contingent consideration agreements in the purchase transaction.

3.6.6 Goodwill arising from the acquisition of a foreign business and related fair value adjustments of assets acquired and liabilities assumed must be treated as assets and liabilities of the foreign business. This means that they will be expressed in the same functional currency of the aforementioned business, and that they will be translated at the closing exchange rate.

3.7 Reconciliation of the Carrying Amount of Goodwill.

Goodwill is tested annually to determine whether impairment exists (as of December 31, of each year), and when circumstances indicate that its carrying amount may be impaired. The impairment is determined by evaluating the recoverable amount of each cash-generating unit (or group of cash-generating units) to which goodwill is allocated. Where the recoverable amount of the cash generating unit (CGU) is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

[21]	In terms of reverse acquisition, the comprehensive income for the period (2016), as well as ordinary income, is generated as follows: From January 1 to March 31 (generated by Banco Itaú), plus those generated by Itaú Corpbanca since April 1 to December 31 (CorpBanca’s comprehensive results from January 1 to March 31 are included within the methodology of purchase method, not possible to transfer accounting to the merged Bank). These amounts are not presented separately from the date of control, as both banks merge to give rise to a new entity.

The following table reconciles the carrying amount of goodwill at the end of the period:

MCh$
Arising during the period	1,144,338
Accumulated impairment losses at the beginning of the period	—
Net translation differences arising during the period	970
Closing and / or modification of amounts determined in the measurement period	—
Impairment losses recognized during the period	—
Others	—

Final balance	1,145,308

NOTE 3 RELEVANT EVENTS

As of December 31, 2016, the following material events affecting the operations of the Bank and its Subsidiaries or the Consolidated Financial Statements have occurred:

ITAÚ CORPBANCA

a. Merger22 Completion and Change of Control.

On April 1, 2016, the merger by incorporation of Banco Itaú Chile and CorpBanca took place. The merged bank’s new legal name is “Itaú Corpbanca”, which is the legal successor of Banco Itaú Chile, which was dissolved from that date.

Change of Control.

For the purposes of completing the merger, Itaú Corpbanca issued 172,048,565,857 new shares, which correspond to 33.58% of its share capital. These shares were distributed on this date to shareholders of Banco Itaú Chile in exchange for their own shares.

By virtue of the merger, and in accordance with articles 97 and 99 of the Securities Market Law, starting from this date, the control of Itaú Corpbanca is achieved by Itaú Unibanco Holding S.A.

b. Election of Full Board of Directors

At an extraordinary shareholders’ meeting of Itaú Corpbanca held on April 11, 2016, the shareholders elected the following individuals (11 directors and 2 alternates, number established in Itaú Corpbanca’s bylaws):

Directors:

Jorge Andres Saieh Guzman

Ricardo Villela Marino

Jorge Selume Zaror

Fernando Aguad Dagach

Gustavo Arriagada Morales

Candido Botelho Bracher

Boris Buvinic Guerovich

Boris Nicolás Abovic Wiegand

Héctor Valdés Ruiz

Fernando Concha Ureta

Joao Lucas Duchene

Alternate Directors:

José Luis Mardones Santander

Camilo Morales Riquelme

The directors Gustavo Arriagada Morales, Héctor Valdés Ruiz, Fernando Concha Ureta and Joao Lucas Duchene were appointed as independent directors, in conformity with article 50 Bis of Law 18,046.

Jose Luis Mardones Santander was appointed as an independent alternate director.

[22]	Note 2 explains in detail the main material events related to the business combination between the banks.

c. Modifications to the Board

At an extraordinary board meeting held on April 14, 2016, the following individuals were elected chairman and vice chairman of the Board:

Chairman:

Jorge Andres Saieh Guzman

Vice Chairman:

Ricardo Villela Marino

At an ordinary board meeting held on September 27, 2016, the Board accepted the resignation of the independent director Héctor Valdés Ruiz effective August 31, 2016, and appointed Pedro Samhan Escandar in his place until the next ordinary general shareholders’ meeting.

At an ordinary board meeting held on November 15, 2016, the Board accepted the resignation of Candido Bracher and appointed Eduardo Vassimon in his place until the next ordinary general shareholders’ meeting.

d. Acquisition of Shares by Controller

On October 26, 2016, Itaú Unibanco Holding S.A. (“Itaú Unibanco through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired 10,908,002,836 shares of Itaú Corpbanca, at a price of MCh$60,040. This transaction was executed as contained in the Itaú Corpbanca shareholder agreement signed between Itaú Unibanco and Corp Group and related parties. As a result of this acquisition, Itaú Unibanco’s ownership interest has increased from approximately 33.58% to approximately 35.71% (the interest held by CorpGroup and its related parties was reduced from 33.13% to approximately 31.00%), with no modifications to the Bank’s corporate governance.

e. Amendments to Transaction Agreement

In an ordinary meeting of the Board of Directors’ committee of Itaú Corpbanca on December 19, 2016, and an ordinary meeting of the Board of Itaú Corpbanca on December 20, 2016, the following amendments to the Transaction Agreement were approved:

1.	Acquisition of Itaú Colombia: The obligation of the parties to cause Itaú Corpbanca to acquire all of the outstanding shares of Itaú Colombia or to carry out a merger of Banco Corpbanca Colombia with Itaú Colombia was amended and replaced with the obligation of the parties to cause Banco Corpbanca Colombia to acquire the assets and liabilities of Itaú Colombia in accordance with the terms and conditions agreed by Banco Corpbanca Colombia and Itaú Colombia on November 1, 2016 (the “Colombian Acquisition”). This agreement also contemplates the rendering of certain services by Banco Corpbanca Colombia in favor of Itaú Colombia and the hiring of the senior management of Itaú Colombia by Banco Corpbanca Colombia. The Colombian Acquisition will be carried out as soon as practicable once the same has been approved by the Colombian Financial Superintendency (the “CFS”).

It is informed that the Colombian Acquisition was already approved by the shareholders of Corpbanca Colombia.

2.	Acquisition of Shares of Banco Corpbanca Colombia, The acquisition by Itaú Corpbanca of the shares of Banco Corpbanca Colombia held by CorpGroup (currently representing 12.36% of shares outstanding), which was previously agreed to be carried out no later than January 29, 2017, will be postponed until January 28, 2022, subject to receipt of the applicable regulatory approvals

3.	Registry of the Shares of Banco Corpbanca Colombia: Itaú Corpbanca and CorpGroup will carry out commercially reasonable efforts, in accordance with the shareholders agreement of Banco Corpbanca Colombia, in order to cause Banco Corpbanca Colombia to (i) be registered as a public company in the National Registry of Securities and Issuers of the CFS, and (ii) its shares to be listed in the Colombian Stock Market (the “CSM”).

Once the abovementioned registry and listing have been obtained, CorpGroup will be permitted to sell all of its shares, or a portion thereof, of Banco Corpbanca Colombia in the CSM, subject to a right of first offer granted to Itaú Corpbanca. The shares sold by CorpGroup in the CSM will be deducted from the shares that Itaú Corpbanca must acquire from CorpGroup on January 28, 2022.

These amendments are disclosed in more detail in Note 37 “Subsequent Events,” in the section Itaú Corpbanca letter a).

f. Lawsuit Brought by Helm LLC against Itaú Corpbanca

On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court (“the State Court Lawsuit”) and a Request for Arbitration before the ICC International Arbitration Court (the “Arbitration”), against Itaú Corpbanca, alleging certain breaches of contract.

These alleged breaches refer to (i) the amended shareholder agreement of HB Acquisition S.A.S. dated July 31, 2013 (“SHA”) and (ii) the Transaction Agreement (“TA”) dated January 29, 2014, as amended, which governs, among other matters, the merger between Itaú Chile S.A. and Corpbanca, by which Itaú Corpbanca was formed, and the potential acquisition by Itaú Corpbanca of certain shares of Corpbanca Colombia (the “Acquisition of the Shares under the TA”) on or before January 29, 2017.

In the State Court Lawsuit, Helm LLC sought an injunction to support the arbitration to prevent the Acquisition of the Shares from taking place, which, as reported by Itaú Corpbanca as a relevant event on December 20, 2016, was postponed until January 28, 2022.

On December 30, 2016, Itaú Corpbanca filed its response to the motions filed by Helm LLC in accordance with the State Court Lawsuit and, later, on January 26, 2017, Helm LLC filed a notice to withdraw the State Court Lawsuit. The Arbitration has begun in accordance with applicable procedures.

Itaú Corpbanca and Corpbanca Colombia (the latter as nominal defendant) filed their respective responses to the arbitration suit on February 14, 2017. Itaú Corpbanca believes that the actions filed in the Arbitration by Helm LLC have no grounds and Itaú Corpbanca has filed a countersuit against Helm LLC for breaching the SHA. Itaú Corpbanca has taken and will continue to take all steps necessary to enforce its rights under the SHA in accordance with applicable law. See Note 37 “Subsequent Events.”

g. Fine for Exceeding Credit Margins

Via Ruling No. 16,191 dated December 30, 2015, the SBIF fined CorpBanca MCh$21,765 (See Note 21 “Contingencies, Commitments and Responsibilities”) for violations of credit margins established in articles 84-1 and 85 of the General Banking Law (“GBL”) related to Chapter 12-3 of the SBIF’s Updated Standards. On January 18, 2016, CorpBanca filed an appeal with the Santiago Court of Appeals to challenge the fine in conformity with the GBL. On August 31, 2016, the Court of Appeals ruled in favor of CorpBanca and rendered all fines null and void. Five business days later, the SBIF filed a complaint against the appellate court ministers, which is being heard by the Supreme Court under Case No. 62,128-2016. The case is currently in the agreement stage.

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a. Distribution of Dividends.

At the thirty-first ordinary general shareholders’ meeting held on March 23, 2016, the shareholders approved a dividend distribution of MCh$4,096 (corresponding to all profits for the year 2015).

b. Merger Approval from SBIF.

On June 28, 2016, the SBIF authorized the merger request of the subsidiaries described in letter c) below.

c. Merger Approval.

At an extraordinary shareholders’ meeting held June 30, 2016, the shareholders approved the merger of Itaú Chile Administradora General de Fondos S.A. (absorbed company) and Corpbanca Administradora General de Fondos S.A. (absorbing company). The merger is required to take place before November 1, 2016, nor after October 31, 2017. Furthermore, modifications to and the amended text of the company’s bylaws were approved and will take effect from the date of the merger.

ITAÚ CHILE ADMINISTRADORA GENERAL DE FONDOS S.A.

a. Distribution of Dividends.

At an ordinary shareholders’ meeting held April 29, 2016, the shareholders approved a dividend distribution of MCh$29,000, paid on July 29, 2016. The merger is required to take place before November 1, 2016, nor after October 31, 2017.

b. Merger Approval from SBIF.

On June 28, 2016, the SBIF authorized the merger request of the subsidiaries described in letter c) below.

c. Merger Approval.

At an extraordinary shareholders’ meeting held June 30, 2016, the shareholders approved the merger of Itaú Chile Administradora General de Fondos S.A. (absorbed company) and Corpbanca Administradora General de Fondos S.A. (absorbing company).

CORPBANCA CORREDORES DE BOLSA S.A.

a. Merger Approval and Completion

On June 28, 2016, the Superintendency of Banks and Financial Institutions authorized the merger request from the subsidiaries Itaú BBA Corredor de Bolsa Limitada (absorbed company) and Corpbanca Corredores de Bolsa S.A. (absorbing company).

At an extraordinary shareholders’ meeting held June 30, 2016, the shareholders approved the merger of Itaú BBA Corredor de Bolsa Limitada (absorbed company) and Corpbanca Corredores de Bolsa S.A. (absorbing company). The merger shall not take place before June 30, 2016, nor after June 30, 2017.

On December 20, 2016, it is reported that the date of the merger with Itaú BBA Corredores de Bolsa Limitada will be January 1, 2017. On this date, Itaú BBA Corredores de Bolsa Limitada will be absorbed by Corpbanca Corredores de Bolsa S.A., which will be the legal successor and from that day forward be called Itaú Corpbanca Corredores de Bolsa S.A. It may also do business as “Itaú Corredores de Bolsa S.A.”

ITAÚ BBA CORREDOR DE BOLSA LTDA.

a. Merger Approval and Completion

On June 28, 2016, the SBIF authorized the merger request of the subsidiaries described in the following paragraph.

In a public instrument dated June 30, 2016, the merger of Itaú BBA Corredor de Bolsa Limitada (absorbed company) and Corpbanca Corredores de Bolsa S.A. (absorbing company) was approved. The merger shall not take place before June 30, 2016, nor after June 30, 2017.

On December 20, 2016, it is reported that the date of the merger with Itaú BBA Corredores de Bolsa Limitada will be January 1, 2017. On this date, Itaú BBA Corredores de Bolsa Limitada will be absorbed by Corpbanca Corredores de Bolsa S.A., which will be the legal successor and from that day forward be called Itaú Corpbanca Corredores de Bolsa S.A. It may also do business as “Itaú Corredores de Bolsa S.A.”

BANCO CORPBANCA COLOMBIA S.A.

a. Profit Distribution

In March 2016, shareholders of Banco CorpBanca Colombia met and agreed to distribute profits by increasing the legal reserve by MCOP$319,241 (MCh$72,212), which did not involve distributing dividends.

b. Investments

On May 31, 2016, the sale of 100% of the non-majority interest in CIFIN S.A. was completed at a price of COP$626,655.19 (Ch$139,806.77) per share.

c. Revocation of Contract

At a shareholders’ meeting on July 29, 2016, the shareholders approved the revocation of the contract entitled: “Transfer of Agreement for Sublicense of Software and Other Services” for MCh$18,845 signed with Itaú Corpbanca.

d. Bond Issuance

On August 10, 2016, and November 22, 2016, the Bank placed MCOP$500,000 (MCh$115,000) and MCOP$400,000 (MCh$91,280) in senior bonds (“AAA”) on the Colombian market.

e. Transfer of Assets and Liabilities

On December 21, 2016, at a general shareholders’ meeting, the shareholders approved the following: (i) the transfer of the assets, liabilities and contracts of Itaú BBA Colombia S.A. Corporación Financiera to Banco CorpBanca Colombia S.A.; (ii) the hiring of the senior management of Itaú BBA Colombia S.A. Corporación by Banco CorpBanca Colombia S.A.; and (iii) the Service Agreement between Itaú BBA Colombia S.A. Corporación Financiera and Banco CorpBanca Colombia S.A. under the terms set forth above.

This development is related to letter e) of this note referring to Itaú Corpbanca.

NOTE 4 SEGMENT INFORMATION

The segment reporting is determined by the Bank on the basis of its operating segments (Chile23 and Colombia), which are mainly differentiated by the risks and returns that affect them24.

The reportable segments and the criteria used to inform the Bank’s highest authority in the decision-making process of the transaction are in accordance with IFRS 8 “Operating Segments.”

a) Segments

According to the above, the descriptions of each operating segment are as follows:

i)	Chile

The Bank’s business activities in Chile take place mainly in the domestic market. It has strategically aligned its operations into the following four business areas that are related directly to its customers’ needs and the Bank’s strategy: 1) Commercial Banking (a) Corporate, Real Estate and Construction and (b) Large Companies; 2) Retail Banking (a) Traditional Banking and Preferential Banking and b) Banco Condell Consumer Banking Division; 3) Treasury and International; and 4) Other Financial Services.

The Bank manages these business areas using a reporting system for internal profitability. The operating results for each segment are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

The Bank did not enter into transactions with a particular customer or third party that exceed 10% of its total income in 2015 and 2016.

Each business area in Chile is described as follows:

Commercial Banking

•	The Corporate Banking consists of companies that belong to major economic groups, specific industries and companies with sales greater than US$100 million, including international business and the representative office in Spain. The Real Estate and Construction works with companies within these industries that operate in both Santiago and other areas of Chile.

•	The Large Companies includes a wide range of financial products and services for companies with annual sales of between US$3 million and US$100 million. The leasing and factoring departments have been included in this segment.

Retail Banking

•	Traditional Banking (composed of natural persons) and Preferential Banking (composed of Small and Medium-size companies with sales under US$3 million) serve medium- to high-income customers, offering current accounts, consumer loans, credit cards and mortgage loans, among other products.

•	The Banco Condell Consumer Banking Division offers consumer loans to individuals with income up to ThCh$600 (this group arose from the combination of Banco Itaú and CorpBanca).

[23]	Includes the New York Branch.
[24]	The segments presented here correspond to the segments used by the merged Bank. Information for 2015 (referring to Banco Itaú Chile) was presented using the current segmenting criteria.

Treasury and International

•	Mainly includes treasury activities such as financial management, financing and liquidity as well as international business activities.

Other Financial Services

•	These are services provided by our subsidiaries that include insurance brokerage, financial advisory services, asset management and securities brokerage.

The integration process derived from the business combination with former Corpbanca is still ongoing. As such, at December 31, 2016 and 2015, there was no discrete financial information available to measure performance through the commercial areas.

ii)	Colombia

Colombia has been identified as a separate operating segment based on the business activities described above. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single CGU, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

The commercial activities of this segment are carried out by Banco CorpBanca Colombia S.A. and its subsidiaries.

These correspond to operations and business carried out by these entities in that country, primarily related directly to the needs of their customers and the Bank’s strategy, grouped as follows: Commercial Banking and Retail Banking, Treasury Operations and International Business or Operations. They offer additional products and other financial services through their different Subsidiaries in order to provide comprehensive service to their current and potential customers.

b) Geographical information

The segments reported by Itaú Corpbanca, reveals revenue from ordinary activities from external clients:

(i)	attributed to the entity’s country of domicile and

(ii)	attributed, in aggregate, to all foreign countries where the entity obtains revenue.

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately.

The Group operates in two main geographic areas (Chile and Colombia25) are the following:

	2016			2015
	Chile	Colombia	Total	Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	1,013,951	495,252	1,509,203	501,982	—	501,982
Interest expense	(554,246)	(315,782)	(870,028)	(278,692)	—	(278,692)

Net interest income	459,705	179,470	639,175	223,290	—	223,290

c) Information on assets, liabilities and income

Segment information on assets and liabilities is presented as of December 31, 2016, 2015 and January 1, 2015; segment information on income is presented as of December 31, 2015 and 2016.

[25]	This segment includes operations carried out by Helm Bank (Panamá) S.A., and Helm Casa de Valores (Panamá).

c.1 Assets and Liabilities

			As of December 31, 2016
	Note		Chile	Colombia	Total
			MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5a	)	816,190	670,947	1,487,137
Cash in the process of collection	5b	)	142,553	3,216	145,769
Trading portfolio financial assets	6		64,707	567,850	632,557
Investments under agreements to resell	7		33,820	136,422	170,242
Derivative financial instruments	8		1,010,134	92,635	1,102,769
Loans and receivables from banks - Loans and receivables from customers , net	9/10		15,763,007	4,832,209	20,595,216
Financial investments available-for-sale	11		1,626,951	447,126	2,074,077
Held to maturity investments	11		94,269	132,164	226,433
Intangible assets (*)	12		1,403,454	211,021	1,614,475
Property, plant and equipment, net	13		81,798	39,245	121,043
Current income taxes	14		138,942	25,354	164,296
Deferred income taxes	14		110,739	26	110,765
Other assets	15		334,161	93,233	427,394
Non-current assets held for sale	15		37,164	—	37,164

			21,657,889	7,251,448	28,909,337

			As of December 31, 2016
	Note		Chile	Colombia	Total
			MCh$	MCh$	MCh$
LIABILITIES
Current accounts and demand deposits	16		2,331,735	2,121,456	4,453,191
Transaction in the course of payment	5b	)	67,410	3	67,413
Obligations under repurchase agreements	7		5,470	368,409	373,879
Time deposits and saving accounts	16		8,889,741	2,691,969	11,581,710
Derivative financial instruments	8		854,431	52,903	907,334
Borrowings from financial institutions	17		1,640,136	539,734	2,179,870
Debt issued	18		4,874,653	585,600	5,460,253
Other financial obligations	18		23,298	2,265	25,563
Current income tax provision	14		475	1,411	1,886
Deferred income taxes	14		29	57,607	57,636
Provisions	19		43,600	56,448	100,048
Other liabilities	20		205,364	64,446	269,810
Liabilities directly associated with non-current assets held for sale	20		7,032	—	7,032

			18,943,374	6,542,251	25,485,625

(*)	This includes goodwill generated in business combinations between Banco Itaú Chile and CorpBanca totaling MCh$1,145,308[26] as of December 31, 2016 (MCh$0 In 2015).

[26]	In order to verify the impairment, the goodwill acquired in a business combination was distributed, from the date of acquisition, between each of the acquiring entity’s CGUs or groups of CGUs, taking into account expected synergies of the business combination, regardless of whether other assets or liabilities of the acquired entity are allocated to those units or groups of units, in the case of the Bank: Chile and Colombia, allocated mainly in terms of CGUs as follows: Chile MCh$904,868 and Colombia MCh$240,440, see Note 30.

			As of December 31, 2015
	Note		Chile	Colombia	Total
			MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5 a	)	477,809	—	477,809
Cash in the process of collection	5 b	)	62,095	—	62,095
Trading portfolio financial assets	6		17,765	—	17,765
Investments under agreements to resell	7		10,293	—	10,293
Derivative financial instruments	8		227,984	—	227,984
Loans and receivables from banks - Loans and receivables from customers , net	9/10		6,804,890	—	6,804,890
Financial investments available-for-sale	11		514,985	—	514,985
Held to maturity investments	11		—	—	—
Intangible assets	12		51,809	—	51,809
Property, plant and equipment, net	13		33,970	—	33,970
Current income taxes	14		8,275	—	8,275
Deferred income taxes	14		13,930	—	13,930
Other assets	15		135,742	—	135,742
Non-current assets held for sale	15		1,785	—	1,785

			8,361,332	—	8,361,332

			As of December 31, 2015
	Note		Chile	Colombia	Total
			MCh$	MCh$	MCh$
LIABILITIES
Current accounts and demand deposits	16		981,349	—	981,349
Transaction in the course of payment	5 b	)	26,377	—	26,377
Obligations under repurchase agreements	7		43,727	—	43,727
Time deposits and saving accounts	16		3,952,573	—	3,952,573
Derivative financial instruments	8		253,183	—	253,183
Borrowings from financial institutions	17		658,600	—	658,600
Debt issued	18		1,504,335	—	1,504,335
Other financial obligations	18		20,733	—	20,733
Current income tax provision	14		543	—	543
Deferred income taxes	14		67	—	67
Provisions	19		75,924	—	75,924
Other liabilities	20		52,480	—	52,480
Liabilities directly associated with non-current assets held for sale	20		—	—	—

			7,569,891	—	7,569,891

			As of January 1, 2015
	Note		Chile	Colombia	Total
			MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5 a	)	412,378	—	412,378
Cash in the process of collection	5 b	)	96,569	—	96,569
Trading portfolio financial assets	6		31,910	—	31,910
Investments under agreements to resell	7		200	—	200
Derivative financial instruments	8		236,979	—	236,979
Loans and receivables from banks - Loans and receivables from customers , net	9/10		6,184,146	—	6,184,146
Financial investments available-for-sale	11		525,865	—	525,865
Held to maturity investments	11		—	—	—
Intangible assets	12		44,921	—	44,921
Property, plant and equipment, net	13		34,777	—	34,777
Current income taxes	14		16,884	—	16,884
Deferred income taxes	14		15,265	—	15,265
Other assets	15		89,622	—	89,622
Non-current assets held for sale	15		815	—	815

			7,690,331	—	7,690,331

			As of January 1, 2015
	Note		Chile	Colombia	Total
			MCh$	MCh$	MCh$
LIABILITIES
Current accounts and demand deposits	16		884,786	—	884,786
Transaction in the course of payment	5 b	)	59,962	—	59,962
Obligations under repurchase agreements	7		57,682	—	57,682
Time deposits and saving accounts	16		3,935,367	—	3,935,367
Derivative financial instruments	8		257,653	—	257,653
Borrowings from financial institutions	17		597,346	—	597,346
Debt issued	18		1,047,129	—	1,047,129
Other financial obligations	18		17,572	—	17,572
Current income tax provision	14		—	—	—
Deferred income taxes	14		192	—	192
Provisions	19		62,563	—	62,563
Other liabilities	20		48,709	—	48,709
Liabilities directly associated with non-current assets held for sale	20		—	—	—

			6,968,961	—	6,968,961

c.2 Income

	As of December 31, 2016
	Chile	Colombia	Total
	MCh$	MCh$	MCh$
Net interest income	459,705	179,470	639,175
Net services fees income	112,147	38,649	150,796
Trading and investment income, net	38,642	74,310	112,952
Foreign exchange gains (losses), net	(26,744)	(22,104)	(48,848)
Other operating income	9,058	10,389	19,447
Provision for loan losses	(146,812)	(99,178)	(245,990)

Total operating income, net of provision for loan losses, interest and fees	445,996	181,536	627,532

Other income and expenses	—	—	—
Depreciation and Amortization	(40,610)	(23,082)	(63,692)
Other oeprating expenses	(397,060)	(155,875)	(552,935)
Total operating expenses	(437,670)	(178,957)	(616,627)

Income before taxes	8,326	2,579	10,905

Income (loss) taxes	(84)	3,652	3,568
Income from continuing operations	8,242	6,231	14,473
Income (loss) discontinued operations	(504)	—	(504)

Net income for the period	7,738	6,231	13,969

Average loans	12,645,761	5,156,124	17,801,885
Average investments	830,584	1,142,595	1,973,179

	As of December 31, 2015
	Chile	Colombia	Total
	MCh$	MCh$	MCh$
Net interest income	223,290	—	223,290
Net services fees income	71,088	—	71,088
Trading and investment income, net	(33,182)	—	(33,182)
Foreign exchange gains (losses), net	74,461	—	74,461
Other operating income	8,761	—	8,761
Provision for loan losses	(42,929)	—	(42,929)

Total operating income, net of provision for loan losses, interest and fees	301,489	—	301,489

Other income and expenses	—	—	—
Depreciation and Amortization	(9,785)	—	(9,785)
Other oeprating expenses	(168,675)	—	(168,675)
Total operating expenses	(178,460)	—	(178,460)

Income before taxes	123,029	—	123,029

Income (loss) taxes	(17,263)	—	(17,263)
Income from continuing operations	105,766	—	105,766
Income (loss) discontinued operations	—	—	—

Net income for the period	105,766	—	105,766

Average loans	6,410,592	—	6,410,592
Average investments	496,220	—	496,220

NOTE 5 CASH AND CASH EQUIVALENTS

a)	Detail of cash and cash equivalents

The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$
Cash and deposits in banks (1)
Cash	274,570	35,708	31,039
Deposits in the Central Bank of Chile	207,483	277,602	69,301
Deposits in national banks	2,116	5,409	2,364
Foreigns deposits	1,002,968	159,090	309,674

Subtotal cash and deposits in banks	1,487,137	477,809	412,378

Cash in the process of collection, net (5b))	78,356	35,718	36,607
Highly liquid financial instruments (2)	381,009	101,788	201,392
Investments under agreements to resell (3)	170,242	10,293	200

Total cash and cash equivalents	2,116,744	625,608	650,577

(1)	Amount in “Cash,” “Deposits in Central Bank of Chile” and Bank of the Republic of Colombia (included in “Foreign deposits”) are regulatory reserve deposits for which the Bank must maintain a certain monthly average.
(2)	Corresponds to those financial instruments in the trading portfolio and available-for-sale portfolio with maturities that do not exceed three months from their dates of acquisition.

		As of December 31,		As of January 1,
	Notes	2016	2015	2015
		MCh$	MCh$	MCh$
Trading securities	6	29,472	11,354	1,712
Financial assets available for sale	11	351,537	90,434	199,680

Highly Liquid Financial Instruments		381,009	101,788	201,392

(3)	Corresponds to investments under agreements to resell with maturities that do not exceed three months from their dates of acquisition.

			As of December 31,		As of January 1,
	Notes		2016	2015	2015
			MCh$	MCh$	MCh$
Investment under agreement to resell	7a	)	170,242	10,293	200

b)	Cash in the process of collection

Cash in the process of collection is short-term, amounts in transit of collection.

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$
Assets (Cash in the process of collection)
Outstanding notes from other banks	60,546	36,185	35,681
Funds receivable	85,223	25,910	60,888

Subtotal assets	145,769	62,095	96,569

Liabilities (Transaction in the course of payment)
Funds payable	67,413	26,377	59,962

Subtotal liabilities	67,413	26,377	59,962

Net items in course of collection	78,356	35,718	36,607

NOTE 6 TRADING PORTFOLIO FINANCIAL ASSETS

The detail of the financial instruments classified as trading financial assets is as follows:

	As of December 31,				As of January 1,
	2016		2015		2015
	MCh$		MCh$		MCh$
Chilean Central Bank and Goverment securities
Chilean Central Bank bonds	8,349		1,583		—
Chilean - Central Bank notes	—		—		—
Other Chilean Central Bank and Goverment securities	17,855		4,828		30,198

Other national institution securities
Bonds	786		—		—
Note	—		—		—
Other Securities	12,608		—		—

Foreign Institution Securities
Bonds	547,499		—		—
Note	—		—		—
Other foreign Securities	11,727		—		—

Mutual funds Investments
Funds managed by related subsidiaries	33,733		11,354		1,712
Funds managed by third parties	—		—		—

Total	632,557	(*)	17,765	(*)	31,910	(*)

(*)	This total includes as of December 31, 2016 MCh$29,472 (MCh$11,354 as of December 31, 2015 and MCh$1,712 as of 1 January 1, 2015), included in Note 5 “Cash and cash equivalents,” which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

NOTE 7 INVESTMENT AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	The Bank purchases financial instruments agreeing to resell them at a future date as of December 31, 2016, 2015 and January 1, 2015 the instruments acquired under agreements to resell are as follows:

	As of December 31, 2016
	Less than three months	More than three months and less than one year	More than one year	Total
	MCh$	MCh$	MCh$	MCh$

Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	—	—	—	—
Treasury Bonds and Notes	14,416	—	—	14,416
Other fiscal securities	—	—	—	—
Other securities issued locally:
Other local bank securities	8,620	—	—	8,620
Bonds and company business papers	—	—	—	—
Other securities issued locally	—	—	—	—
Securities issued abroad:
Government and Central Bank securities	143,866	—	—	143,866
Other Securities issued abroad	3,340	—	—	3,340
Mutual Funds Investment
Funds managed by related companies	—	—	—	—
Funds managed by third parties	—	—	—	—

Total	170,242	—	—	170,242

	As of December 31, 2015				As of January 1, 2015
	Less than three months	More than three months and less than one year	More than one year	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	—	—	—	—	—
Treasury Bonds and Notes	—	—	—	—	—
Other fiscal securities	—	—	—	—	—
Other securities issued locally:					—
Other local bank securities	10,293	—	—	10,293	200
Bonds and company business papers	—	—	—	—	—
Other securities issued locally	—	—	—	—	—
Securities issued abroad:					—
Government and Central Bank securities	—	—	—	—	—
Other Securities issued abroad	—	—	—	—	—
Mutual Funds Investment					—
Funds managed by related companies	—	—	—	—	—
Funds managed by third parties	—	—	—	—	—

Total	10,293	—	—	10,293	200

b) As of December 31, 2016, 2015 and January 1, 2015 obligations under repurchase agreements are the following:

As of December 31, 2016
	Less than three months	More than three months and less than one year	More than one year	Total
	MCh$	MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	3,367	—	—	3,367
Treasury Bonds and Notes	2,103	—	—	2,103
Other fiscal securities	—	—	—	—
Other securities issued locally:
Other local bank securities	—	—	—	—
Bonds and company business papers	—	—	—	—
Other securities issued locally	—	—	—	—
Securities issued abroad:
Government and Central Bank securities	368,409	—	—	368,409
Other Securities issued abroad	—	—	—	—
Mutual Funds Investment
Funds managed by related companies	—	—	—	—
Funds managed by third parties	—	—	—	—

Total	373,879	—	—	373,879

	As of December 31, 2015				As of January 1, 2015
	Less than three months	More than three months and less than one year	More than one year	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	4,567	—	—	4,567	—
Treasury Bonds and Notes	14,267	—	—	14,267	12,303
Other fiscal securities	—	—	—	—	—
Other securities issued locally:					—
Other local bank securities	18,959	—	—	18,959	29,056
Bonds and company business papers	—	—	—	—	—
Other securities issued locally	5,934	—	—	5,934	16,323
Securities issued abroad:					—
Government and Central Bank securities	—	—	—	—	—
Other Securities issued abroad	—	—	—	—	—
Mutual Funds Investment					—
Funds managed by related companies	—	—	—	—	—
Funds managed by third parties	—	—	—	—	—

Total	43,727	—	—	43,727	57,682

NOTE 8 DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING

a)	As of December 31, 2016, 2015 and January 1, 2015 the Bank holds the following portfolio of derivative financial instruments:

a.1) Derivatives financial assets

	As of December 31, 2016
	Notional
	Up to three months	Three months to one year	Over one year	Fair Value
	MCh$	MCh$	MCh$	MCh$

Foreign Currency Forwards	10,287,421	6,857,963	1,348,556	177,590
Foreign Currency Swap	63,647	260,672	3,559,276	389,784
Interest Rate Swap	1,535,239	2,471,415	26,689,571	534,087
Foreign Currency Call Option	50,178	50,222	670	977
Foreign Currency Put Option	15,338	14,571	—	331

Total	11,951,823	9,654,843	31,598,073	1,102,769

	As of December 31, 2015
	Notional
	Up to three months	Three months to one year	Over one year	Fair Value
	MCh$	MCh$	MCh$	MCh$

Foreign Currency Forwards	2,996,141	2,497,543	462,433	35,874
Foreign Currency Swap	10,599	52,402	511,310	58,269
Interest Rate Swap	1,832,203	2,603,284	7,268,021	133,841
Foreign Currency Call Option	—	—	—	—
Foreign Currency Put Option	—	—	—	—

Total	4,838,943	5,153,229	8,241,764	227,984

	As of January 1, 2015
	Notional
	Up to three months	Three months to one year	Over one year	Fair Value
	MCh$	MCh$	MCh$	MCh$

Foreign Currency Forwards	2,571,756	1,037,208	207,273	33,420
Foreign Currency Swap	44,871	34,007	248,828	35,189
Interest Rate Swap	1,754,119	2,915,844	5,436,859	168,370
Foreign Currency Call Option	—	—	—	—
Foreign Currency Put Option	—	—	—	—

Total	4,370,746	3,987,059	5,892,960	236,979

a.2) Derivatives financial liabilities

	As of December 31, 2016
	Notional
	Up to three months	Three months to one year	Over one year	Fair Value
	MCh$	MCh$	MCh$	MCh$

Foreign Currency Forwards	9,302,930	5,458,077	1,456,181	147,783
Foreign Currency Swap	164,065	391,919	2,772,166	299,738
Interest Rate Swap	1,666,415	3,137,117	29,581,896	457,761
Foreign Currency Call Option	20,795	29,304	—	941
Foreign Currency Put Option	6,428	26,387	335	1,111

Total	11,160,633	9,042,804	33,810,578	907,334

	As of December 31, 2015
	Notional
	Up to three months	Three months to one year	Over one year	Fair Value
	MCh$	MCh$	MCh$	MCh$

Foreign Currency Forwards	3,464,534	2,377,467	374,692	54,016
Foreign Currency Swap	10,599	52,402	511,310	65,530
Interest Rate Swap	1,757,761	3,157,163	7,145,602	133,637
Foreign Currency Call Option	—	—	—	—
Foreign Currency Put Option	—	—	—	—

Total	5,232,894	5,587,032	8,031,604	253,183

	As of January 1, 2015
	Notional
	Up to three months	Three months to one year	Over one year	Fair Value
	MCh$	MCh$	MCh$	MCh$

Foreign Currency Forwards	2,033,958	1,544,889	52,279	44,879
Foreign Currency Swap	170	44,109	204,381	36,868
Interest Rate Swap	1,877,232	2,818,182	5,732,929	175,906
Foreign Currency Call Option	—	—	—	—
Foreign Currency Put Option	—	—	—	—

Total	3,911,360	4,407,180	5,989,589	257,653

a.3) As of December 31, 2016, 2015 and January 1, 2015, the portfolio of derivative financial instruments for account hedging and for trading purposes are as follows:

	As of December 31, 2016
	Notional			Fair Value
	Up to three months	Three months to one year	Over one year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge Accounting

Fair Value
Foreign Currency Forwards	10,711	13,389	—	1,444	217
Foreign Currency Swap	—	140,660	325,921	735	18,658
Interest Rate Swap	46,628	86,515	1,673,563	5,072	28,411

Subtotal	57,339	240,564	1,999,484	7,251	47,286

Cash Flow
Foreign Currency Forwards	801,564	209,084	535,758	4,539	676
Foreign Currency Swap	—	—	323,803	7,553	11,780
Interest Rate Swap	25,478	—	657,325	2,786	7,289

Subtotal	827,042	209,084	1,516,886	14,878	19,745

Net Investment in foreign operation
Foreign Currency Forwards	551,435	684,562	—	13,864	10,431

Subtotal	551,435	684,562	—	13,864	10,431

Derivatives held for trading
Foreign Currency Forwards	18,226,641	11,409,005	2,268,979	157,743	136,459
Foreign Currency Swap	227,712	511,931	5,681,718	381,496	269,300
Interest Rate Swap	3,129,548	5,522,017	53,940,579	526,229	422,061
Foreign Currency Call Option	70,973	79,526	670	977	941
Foreign Currency Put Option	21,766	40,958	335	331	1,111

Subtotal	21,676,640	17,563,437	61,892,281	1,066,776	829,872

Total	23,112,456	18,697,647	65,408,651	1,102,769	907,334

	As of December 31, 2015
	Notional			Fair Value
	Up to three months	Three months to one year	Over one year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge Accounting

Fair Value
Foreign Currency Forwards	—	—	—	—	—
Foreign Currency Swap	—	—	—	—	—
Interest Rate Swap	—	—	428,875	1,166	9,526

Subtotal	—	—	428,875	1,166	9,526

Cash Flow
Foreign Currency Forwards	—	—	—	—	—
Foreign Currency Swap	—	—	—	—	—
Interest Rate Swap	—	—	—	—	—

Subtotal	—	—	—	—	—

Net Investment in foreign operation
Foreign Currency Forwards	—	—	—	—	—

Subtotal	—	—	—	—	—

Derivatives held for trading

Foreign Currency Forwards	6,460,675	4,875,010	837,125	35,874	54,016
Foreign Currency Swap	21,198	104,804	1,022,620	58,269	65,530
Interest Rate Swap	3,589,964	5,760,447	13,984,748	132,675	124,111
Foreign Currency Call Option	—	—	—	—	—
Foreign Currency Put Option	—	—	—	—	—

Subtotal	10,071,837	10,740,261	15,844,493	226,818	243,657

Total	10,071,837	10,740,261	16,273,368	227,984	253,183

	As of January 1, 2015
	Notional			Fair Value
	Up to three months	Three months to one year	Over one year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge Accounting

Fair Value
Foreign Currency Forwards	—	—	—	—	—
Foreign Currency Swap	—	—	—	—	—
Interest Rate Swap	—	—	333,849	52	11,584

Subtotal	—	—	333,849	52	11,584

Cash Flow
Foreign Currency Forwards	—	—	—	—	—
Foreign Currency Swap	—	—	—	—	—
Interest Rate Swap	—	—	—	—	—

Subtotal	—	—	—	—	—

Net Investment in foreign operation
Foreign Currency Forwards	—	—	—	—	—

Subtotal	—	—	—	—	—

Derivatives held for trading

Foreign Currency Forwards	4,605,714	2,582,097	259,552	33,420	44,879
Foreign Currency Swap	45,041	78,116	453,209	35,189	36,868
Interest Rate Swap	3,631,351	5,734,026	10,835,939	168,318	164,322
Foreign Currency Call Option	—	—	—	—	—
Foreign Currency Put Option	—	—	—	—	—

Subtotal	8,282,106	8,394,239	11,548,700	236,927	246,069

Total	8,282,106	8,394,239	11,882,549	236,979	257,653

In order to capture the credit risk in the valuation, the derivatives contracts and accounting hedges were adjusted in order to reflect the value of the credit risk of the counterparty.

b) Hedge accounting

b.1) Fair value hedges:

The Bank uses interest rate derivatives to manage its structural risk by minimizing the accounting asymmetries of the statement of financial position. Through different strategies, an item originally contracted at a fixed rate is redenominated to a floating rate, thus reducing the financial stress and consequently the risk value by positioning the expected movements of the yield curve in the structure of the statement of financial position.

The detail of the hedged items and fair value hedging instrument, effective as of December 31, 2016, 2015 and January 1, 2015, separated by term at maturity, are as follows:

	As of December 31, 2016
	Notional
	Within one year	Between one and three years	Between three and six years	Over six years
	MCh$	MCh$	MCh$	MCh$
Hedge Items

Loans	—	31,464	—	396,508
Investment	—	—	65,329	52,205
Bonds	16,745	993,535	123,832	319,088
Demand Deposits	133,144	4,127	—	—
Working capital	148,014	13,396	—	—

Total	297,903	1,042,522	189,161	767,801

Hedge instrument

Foreign Currency Forwards	24,100	—	—	—
Currency Swaps	140,660	325,921	—	—
Interest Rate Swaps	133,143	716,601	189,161	767,801

Total	297,903	1,042,522	189,161	767,801

	As of December 31, 2015
	Notional
	Within one year	Between one and three years	Between three and six years	Over six years
	MCh$	MCh$	MCh$	MCh$
Hedge Items

Loans	—	—	—	428,875
Investment	—	—	—	—
Bonds	—	—	—	—
Demand Deposits	—	—	—	—
Working capital	—	—	—	—

Total	—	—	—	428,875

Hedge instrument

Foreign Currency Forwards	—	—	—	—
Currency Swaps	—	—	—	—
Interest Rate Swaps	—	—	—	428,875

Total	—	—	—	428,875

	As of January 1, 2015
	Notional
	Within one year	Between one and three years	Between three and six years	Over six years
	MCh$	MCh$	MCh$	MCh$
Hedge Items

Loans	—	—	—	333,849
Investment	—	—	—	—
Bonds	—	—	—	—
Demand Deposits	—	—	—	—
Working capital	—	—	—	—

Total	—	—	—	333,849

Hedge instrument

Foreign Currency Forwards	—	—	—	—
Currency Swaps	—	—	—	—
Interest Rate Swaps	—	—	—	333,849

Total	—	—	—	333,849

b.2) Cash flow hedges:

Cash flow hedges are used by the Bank to:

a)	Reduce the volatility of cash flows in inflation-adjusted statements of financial position through the use of forward inflation contracts and combinations of swap contracts in pesos and readjustments.

b)	Fix the rate of a portion of the pool of short-term liabilities in pesos, reducing the risk of a significant portion of the Bank’s cost of financing, while maintaining liquidity risk in the pool of liabilities. This is achieved by equalizing the cash flows of hedged items and derivative instruments, modifying uncertain flows by known flows.

c)	Set the funding source rate in floating rate, decreasing the risk that the cost of funds increases.

Below is a detailed account of hedged items and hedging instruments by maturity as of December 31, 2016, 2015 and January 1, 2015, under cash flow hedges.

	As of December 31, 2016
	Notional
	Within one year	Between one and three years	Between three and six years	Over six years
	MCh$	MCh$	MCh$	MCh$
Hedge Items

Loans	1,036,126	692,109	57,742	158,083
Investment	—	—	—	—
Bonds	—	167,452	—	—
Demand Deposits	—	320,800	79,400	41,300
Working capital	—	—	—	—

Total	1,036,126	1,180,361	137,142	199,383

Hedge instrument

Foreign Currency Forwards	1,010,648	535,758	—	—
Currency Swaps	—	323,803	—	—
Interest Rate Swaps	25,478	320,800	137,142	199,383

Total	1,036,126	1,180,361	137,142	199,383

As of January 1, 2015
Notional
	Within one year	Between one and three years	Between three and six years	Over six years
	MCh$	MCh$	MCh$	MCh$

Hedge Items

Loans	—	—	—	—
Investment	—	—	—	—
Bonds	—	—	—	—
Demand Deposits	—	—	—	—
Working capital	—	—	—	—

Total	—	—	—	—

Hedge instrument

Foreign Currency Forwards	—	—	—	—
Currency Swaps	—	—	—	—
Interest Rate Swaps	—	—	—	—

Total	—	—	—	—

As of December 31, 2015
Notional
	Within one year	Between one and three years	Between three and six years	Over six years
	MCh$	MCh$	MCh$	MCh$

Hedge Items

Loans	—	—	—	—
Investment	—	—	—	—
Bonds	—	—	—	—
Demand Deposits	—	—	—	—
Working capital	—	—	—	—

Total	—	—	—	—

Hedge instrument

Foreign Currency Forwards	—	—	—	—
Currency Swaps	—	—	—	—
Interest Rate Swaps	—	—	—	—

Total	—	—	—	—

The effective portion of increase/decrease in fair value of the hedging instruments of the hedged items from cash flow hedges, MCh$5,603 (MCh$0 as of December 31, 2015 and MCh$0 as of January 1, 2015) (Note 22j) Equity) and the ineffective portion of increase/decrease in fair value of the hedging instruments of the hedged items from cash flow hedges are, respectively, MCh$(413) (MCh$0 as of December 31, 2015 and MCh$0 as of January 1, 2015) (Note 26 “Net Foreign Exchange Income (losses)” – Fair value gains (losses) on hedging derivatives), as of December 31, 2016, 2015 and January 1, 2015, respectively, were as follows with respect to the following hedged items:

	As of December 31,				As of January 1,
	2016		2015		2015
	Effective Portion	Ineffective Portion	Effective Portion	Ineffective Portion	Effective Portion	Ineffective Portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans	(4,149)	(465)	—	—	—	—
Investment	—	—	—	—	—	—
Bonds	5,272	120	—	—	—	—
Demand Deposits	4,480	(68)	—	—	—	—
Working capital	—	—	—	—	—	—

Net Flows	5,603	(413)	—	—	—	—

The result generated by those cash flow derivatives was recorded in the consolidated statement of changes in equity as of December 31, 2016, 2015 and January 1, 2015.

b.3) Hedging net investment in foreign operations:

Itaú Corpbanca, parent company with a functional currency in Chilean pesos, has business investments abroad corresponding to a branch in New York and acquisitions in Colombia. As a result of the accounting treatment that these investments must receive, fluctuations in the value of investments caused by the variability of the exchange rate between the Chilean peso against the dollar and the Colombian peso, generate changes in the value of the assets of the parent company.

The objective of hedging is to safeguard the value of equity by managing the exchange rate risk of investments. The hedges of a net investment in a foreign operation, including the hedge of a monetary item that is accounted for as part of a net investment, will be recorded in a manner similar to the cash flow hedges, where:

•	The part of the gain or loss of the hedging instrument that is determined to be effective is recognized in equity, for an amount of MCh$13,458 credit (credit of MCh$10,773 net of deferred taxes as of December 31, 2015);

•	The ineffective part is recognized in the result, not presenting amounts for this concept in 2016 and 2015.

Gains or losses on the hedge of the net investment in its foreign operation that have been recognized in other comprehensive income and accumulated in equity are as follows:

		As of December 31,		As of January 1,
	Notes	2016	2015	2015
		MCh$	MCh$	MCh$

Beginning balance		—	—	—
Gains (losses) on hedge of net investment in foreign operation, before tax	22 g.	13,458	—	—
Income tax relating to hedges of net investment in foreign operations	22 g.	(2,685)	—	—

Closing Balance		10,773	—	—

The detail of each coverage is explained below:

b.3.1) Hedging net investment in New York Branch

	Notional	Hedging Instrument (Fair Value)	Effective Portion	Ineffective Portion
	MUSD	MCh$	MCh$	MCh$
As of December 31, 2016	60.1	(164)	(164)	—
As of December 31, 2015	—	—	—	—
As of January 1, 2015	—	—	—	—

b.3.2) Hedging net investment in Colombia

	As of December 31, 2016
	Notional
	Within one year	Between one and three years	Between three and six years	Over six years	Effective Portion	Ineffective Portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged Items

Equity

Investment in foreign operation	1,235,997	—	—	—	13,622	—

Hedging Instrument

Foreign Currency Forwards	1,235,997	—	—	—	—	—

As of December 31, 2015
Notional
	Within one year	Between one and three years	Between three and six years	Over six years	Effective Portion	Ineffective Portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged Items

Equity

Investment in foreign operation	—	—	—	—	—	—

Hedging Instrument

Foreign Currency Forwards	—	—	—	—	—	—

NOTE 9 LOANS AND RECEIVABLES FROM BANKS

As of December 31, 2016, 2015 and January 1, 2015, loans and receivables from banks are as follows:

	As of December 31		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$

Local Banks
Loans to local banks	—	40,665	102,825
Allowances for loans losses	—	(17)	(38)

Subtotal	—	40,648	102,787

Foreign Banks
Interbanks cash loans	59,393	—	—
Loans to foreign banks	27,618	58,803	18,179
Non-transferrable deposits with foreign banks	63,769	—	—
Allowances for loans losses	(212)	(53)	(15)

Subtotal	150,568	58,750	18,164

Banco Central of Chile
Deposits in the Central Bank of Chile	—	—	—

Subtotal	—	—	—

Total	150,568	99,398	120,951

The movement in the allowances for loan losses as of December 31, 2016 and 2015 is as follows:

		As of December 31, 2016
	Notes	Local Banks	Foreign Banks	Total
		MCh$	MCh$	MCh$

Balance as of January 1, 2016		(17)	(53)	(70)
Write-offs		—	—	—
Established provisions	27	(29)	(278)	(307)
Integration Itaú Corpbanca		—	(120)	(120)
Released provisions	27	46	240	286
Impairment		—	—	—
Exchange differences		—	(1)	(1)

Balances as of December 31, 2016		—	(212)	(212)

		As of December 31, 2015
	Notes	Local Banks	Foreign Banks	Total
		MCh$	MCh$	MCh$

Balance as of January 1, 2015		(38)	(15)	(53)
Write-offs		—	—	—
Established provisions	27	(183)	(72)	(255)
Released provisions	27	204	34	238
Impairment		—	—	—
Exchange differences		—	—	—

Balances as of December 31, 2015		(17)	(53)	(70)

NOTE 10 LOANS AND RECEIVABLES FROM CUSTOMERS

a)	Loans and receivables from customers

As of December 31, 2016, 2015 and January 1, 2015, the composition of the loan portfolio is as follows:

As of December 31, 2016	Gross Assets			Allowances for loan losses
	Normal Portfolio	Impaired Portfolio	Total	Individually Evaluated for impairment	Collectively evaluated for impairment	Total	Net carrying amount
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial Loans	11,312,885	643,479	11,956,364	299,630	31,647	331,277	11,625,087
Foreign trade loans	682,188	71,956	754,144	33,068	284	33,352	720,792
Current Account debtors	127,694	6,007	133,701	3,967	3,738	7,705	125,996
Factoring operations	74,967	1,174	76,141	1,531	177	1,708	74,433
Student loans	583,777	26,538	610,315	—	12,369	12,369	597,946
Leasing transactions (*)	979,305	94,201	1,073,506	26,952	3,508	30,460	1,043,046
Other loans and receivables	26,926	3,374	30,300	910	1,147	2,057	28,243

Subtotals	13,787,742	846,729	14,634,471	366,058	52,870	418,928	14,215,543

Mortgage loans:
Letter of credit loans	55,199	2,509	57,708	—	119	119	57,589
Endorsable mutual mortgage loans	147,562	4,758	152,320	—	1,153	1,153	151,167
Other mutual mortgage loans	3,243,747	117,203	3,360,950	—	16,665	16,665	3,344,285
Leasing transactions (*)	280,765	7,564	288,329	—	5,245	5,245	283,084
Other loans and receivables	28,097	1,113	29,210	—	290	290	28,920

Subtotals	3,755,370	133,147	3,888,517	—	23,472	23,472	3,865,045

Consumer loans:
Consumer loans	1,715,059	70,945	1,786,004	—	82,031	82,031	1,703,973
Current account debtors	174,617	8,215	182,832	—	9,894	9,894	172,938
Credit card	403,394	11,509	414,903	—	18,389	18,389	396,514
Consumer leasing transactions (*)	16,760	331	17,091	—	572	572	16,519
Other loans and receivables	77,179	2,955	80,134	—	6,018	6,018	74,116

Subtotals	2,387,009	93,955	2,480,964	—	116,904	116,904	2,364,060

Total	19,930,121	1,073,831	21,003,952	366,058	193,246	559,304	20,444,648

As of December 31, 2015	Gross Assets			Allowances for loan losses
	Normal Portfolio	Impaired Portfolio	Total	Individually Evaluated for impairment	Collectively evaluated for impairment	Total	Net carrying amount
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial Loans	3,518,844	85,677	3,604,521	30,624	5,753	36,377	3,568,144
Foreign trade loans	410,561	18,759	429,320	14,337	30	14,367	414,953
Current Account debtors	37,180	1,934	39,114	901	1,098	1,999	37,115
Factoring operations	56,486	746	57,232	969	119	1,088	56,144
Student loans	167,195	9,828	177,023	—	3,769	3,769	173,254
Leasing transactions (*)	226,148	22,607	248,755	3,996	132	4,128	244,627
Other loans and receivables	10,409	92	10,501	87	180	267	10,234

Subtotals	4,426,823	139,643	4,566,466	50,914	11,081	61,995	4,504,471

Mortgage loans:
Letter of credit loans	15,673	853	16,526	—	44	44	16,482
Endorsable mutual mortgage loans	8,124	629	8,753	—	33	33	8,720
Other mutual mortgage loans	1,445,704	62,865	1,508,569	—	6,174	6,174	1,502,395
Leasing transactions (*)	—	—	—	—	—	—	—
Other loans and receivables	—	—	—	—	—	—	—

Subtotals	1,469,501	64,347	1,533,848	—	6,251	6,251	1,527,597

Consumer loans:
Consumer loans	358,288	31,068	389,356	—	18,744	18,744	370,612
Current account debtors	110,277	3,390	113,667	—	3,754	3,754	109,913
Credit card	194,064	3,361	197,425	—	4,834	4,834	192,591
Consumer leasing transactions (*)	307	2	309	—	1	1	308
Other loans and receivables	—	—	—	—	—	—	—

Subtotals	662,936	37,821	700,757	—	27,333	27,333	673,424

Total	6,559,260	241,811	6,801,071	50,914	44,665	95,579	6,705,492

As of January 1, 2015	Gross Assets			Allowances for loan losses
	Normal Portfolio	Impaired Portfolio	Total	Individually Evaluated for impairment	Collectively evaluated for impairment	Total	Net carrying amount
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial Loans	3,100,107	81,609	3,181,716	27,096	5,018	32,114	3,149,602
Foreign trade loans	403,254	20,593	423,847	18,671	22	18,693	405,154
Current Account debtors	47,402	2,635	50,037	1,254	1,293	2,547	47,490
Factoring operations	68,933	1,795	70,728	1,695	183	1,878	68,850
Student loans	124,263	3,767	128,030	—	2,932	2,932	125,098
Leasing transactions (*)	237,242	21,431	258,673	5,767	251	6,018	252,655
Other loans and receivables	8,576	406	8,982	74	162	236	8,746

Subtotals	3,989,777	132,236	4,122,013	54,557	9,861	64,418	4,057,595

Mortgage loans:
Letter of credit loans	20,628	965	21,593	—	44	44	21,549
Endorsable mutual mortgage loans	10,802	764	11,566	—	38	38	11,528
Other mutual mortgage loans	1,289,985	46,690	1,336,675	—	4,709	4,709	1,331,966
Leasing transactions (*)	—	—	—	—	—	—	—
Other loans and receivables	—	—	—	—	—	—	—

Subtotals	1,321,415	48,419	1,369,834	—	4,791	4,791	1,365,043

Consumer loans:
Consumer loans	338,561	32,618	371,179	—	19,392	19,392	351,787
Current account debtors	113,144	3,874	117,018	—	4,487	4,487	112,531
Credit card	177,255	3,839	181,094	—	5,258	5,258	175,836
Consumer leasing transactions (*)	385	21	406	—	3	3	403
Other loans and receivables	—	—	—	—	—	—	—

Subtotals	629,345	40,352	669,697	—	29,140	29,140	640,557

Total	5,940,537	221,007	6,161,544	54,557	43,792	98,349	6,063,195

(*)	Lease transactions (commercial, mortgage and consumer) are presented net of allowance and total MCh$1,342,649 as of December 31, 2016 (MCh$244,935 as of December 31, 2015 and MCh$253,058 as of January 1, 2015).

Guarantees taken by the Bank to secure collections reflected in its loan portfolios are collateral (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets). As of December 31, 2016, 2015 and as of January 1, 2015, the fair value of guarantees taken corresponds to 116.97%, 107.40%, 124.20% of the loans and receivables, respectively.

In the case of mortgage guarantees, as of December 31, 2016, 2015 and as of January 1, 2015, the fair value of the guarantees taken corresponds to 78.35%, 69.98% and 80.09% of the balance of these loans and receivables, respectively.

The Bank finances its customers’ asset purchases, both movable and real estate, through lease contracts that are included within loans and receivables from customers. As of December 31, 2016, MCh$447,424 corresponds to leases of movable assets (MCh$159,275 as of December 31, 2015 and MCh$163,848 as of January 1, 2015) and MCh$931,502 to leases of real estate assets (MCh$89,789 as of December 31, 2015 and MCh$95,231 as of January 1, 2015).

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

During 2016, the Bank has received assets such as homes, apartments, commercial and agricultural lands, among others, with a fair value of MCh$2,813 (MCh$3,242 in 2015 and MCh$1,679 as of January 1, 2015) through foreclosure or judicial proceedings.

b)	Portfolio characteristics

As of December 31, 2016, 2015 and as of January 1, 2015, the loan portfolio before allowances for loan losses by customer economic activity was as follows:

	Local loans			Foreign loans			Total			Distribution Percentage
	As of December 31,		As of January 1,	As of December 31,		As of January 1,	As of December 31,		As of January 1,	As of December 31,		As of January 1,
	2016	2015	2015	2016	2015	2015	2016	2015	2015	2016	2015	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%	%
Commercial loans
Manufacturing	1,065,647	444,647	407,268	155,749	—	—	1,221,396	444,647	407,268	5.81	6.54	6.61
Mining	428,384	203,501	194,036	275,056	—	—	703,440	203,501	194,036	3.35	2.99	3.15
Electricity, gas and water	720,818	293,538	318,467	414,511	29,761	22,720	1,135,329	323,299	341,187	5.41	4.75	5.54
Agriculture and livestok	262,449	74,460	67,615	165,296	44,379	79,363	427,745	118,839	146,978	2.04	1.75	2.39
Forestry and wood extraction	28,853	25,146	5,786	6,494	—	—	35,347	25,146	5,786	0.17	0.37	0.09
Fishing	58,770	30,433	36,578	—	—	—	58,770	30,433	36,578	0.28	0.45	0.59
Transport	442,468	253,955	213,491	251,885	56,575	31,388	694,353	310,530	244,879	3.31	4.57	3.97
Communications	31,712	13,954	14,584	48,448	—	—	80,160	13,954	14,584	0.38	0.21	0.24
Construction	1,359,125	294,772	361,505	265,669	1,550	3,388	1,624,794	296,322	364,893	7.74	4.36	5.92
Commerce	912,877	473,926	486,912	801,712	6,719	5,675	1,714,589	480,645	492,587	8.16	7.07	7.99
Services	2,869,113	1,458,307	1,263,475	1,418,260	63,870	18,179	4,287,373	1,522,177	1,281,654	20.41	22.38	20.80
Others	2,465,332	796,973	588,042	185,843	—	3,541	2,651,175	796,973	591,583	12.62	11.70	9.61

Subtotals	10,645,548	4,363,612	3,957,759	3,988,923	202,854	164,254	14,634,471	4,566,466	4,122,013	69.68	67.14	66.90

Mortgage loans	3,360,930	1,533,848	1,369,834	527,587	—	—	3,888,517	1,533,848	1,369,834	18.51	22.56	22.23
Consumer loans	1,353,422	700,757	669,697	1,127,542	—	—	2,480,964	700,757	669,697	11.81	10.30	10.87

Total	15,359,900	6,598,217	5,997,290	5,644,052	202,854	164,254	21,003,952	6,801,071	6,161,544	100.00	100.00	100.00

c)	Allowances for loans losses

The changes in allowances for loan losses during the periods ended December 31, 2016 and 2015 are summarized as follows:

	Note		Individually evaluated for impairment	Collectively evaluated for impairment	Total
			MCh$	MCh$	MCh$

Balances as January 1, 2016			50,914	44,665	95,579

Impaired portfolio write-offs:
Commercial loans			(61,460)	(24,184)	(85,644)
Mortgage loans			—	(8,157)	(8,157)
Consumer loans			—	(94,294)	(94,294)

Total write-offs			(61,460)	(126,635)	(188,095)

Established provision	27		387,737	286,297	674,034
Provision released	27		(251,582)	(153,212)	(404,794)
Integration Itaú Corpbanca			297,850	145,097	442,947
Impairment			—	—	—
Application of provisions			(57,170)	(1,576)	(58,746)
Exchange rate differences			(231)	(1,390)	(1,621)

Balances as of December 31, 2016	10a	)	366,058	193,246	559,304

	Note		Individually evaluated for impairment	Collectively evaluated for impairment	Total
			MCh$	MCh$	MCh$

Balances as January 1, 2015			54,557	43,792	98,349

Impaired portfolio write-offs:
Commercial loans			(11,726)	(5,663)	(17,389)
Mortgage loans			—	(2,964)	(2,964)
Consumer loans			—	(32,132)	(32,132)

Total write-offs			(11,726)	(40,759)	(52,485)

Established provision	27		80,424	118,929	199,353
Provision released	27		(71,558)	(76,578)	(148,136)
Impairment			—	—	—
Application of provisions			(783)	(719)	(1,502)
Exchange rate differences			—	—	—

Balances as of December 31, 2015	10a	)	50,914	44,665	95,579

d)	Portfolio sale

1.	As of December 31, 2016 and 2015, the Bank and its subsidiaries engaged in portfolio purchases and sales. The effect on income of these transactions as a whole does not exceed 5% of before tax profit for the year, and is recorded within net gains from trading and brokerage activities in the consolidated statement of income for the period, disclosed in Note 25 “Net Trading and Investment Income” within “Other financial investments at fair value with effect on profit or loss.”

2.	As of December 31, 2016 and 2015, the Bank and its subsidiaries derecognized 100% of its sold portfolio, thus complying with the requirements of the accounting policy for derecognizing financial assets and liabilities in Note 1.2, letter u) of these annual Consolidated Financial Statements.

During 2016 and 2015, Itaú Corpbanca sold part of its portfolio of state-guaranteed loans and receivables (CAE for its Spanish acronym) acquired through a competitive bidding process for awards of the Financing Facility and Administration of Loans for Studies in Higher Education Law No. 20,027. The open bidding model for financial institutions, reflected in the respective databases, allow selling a percentage of the state-guaranteed loans and receivables to third parties. On the portfolio sale, Itaú Corpbanca transferred substantially all the risks and benefits associated with this portfolio. The detail of loans and receivables sold is as follows:

	No. Of Loans	Carrying Amount	Proceeds for sales	Gain (loss) on sale (*)
		MCh$	MCh$	MCh$

As of December 31, 2016	72,780	142,636	175,707	33,871
As of December 31, 2015	23,662	46,405	60,324	14,639

(*)	This amount is included under line item “Trading and investment income, net” in the Consolidated Statements of Income, disclosed in Note 25 Net Trading and Investment Income, line “Other financial investments at fair value with effect on profit or loss.”

The gain on the sale, excluding the effect of any provisions on these loans, is comprised of MCh$18,332 as of December 31, 2016 (MCh$9,533 in 2015), recognized in the Consolidated Statement of Income within net financial operating income, and the difference, amounting to MCh$14,739 as of December 31, 2016 (MCh$ 4,386 in 2015), is recorded in profit or loss based on its period of deferral at the effective tax rate, in accordance with IAS 39.

e)	Lease

The Bank’s scheduled cash flows to be received from finance lease contracts have the following maturities:

	Total receivable			Unearned income			Net lease receivable
	As of December 31,		As of January 1,	As of December 31,		As of January 1,	As of December 31,		As of January 1,
	2016	2015	2015	2016	2015	2015	2016	2015	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Up to one month	30,896	8,860	12,476	1,782	1,151	1,341	29,114	7,709	11,135
More than a month to three months	38,246	13,929	18,145	3,561	2,145	2,193	34,685	11,784	15,952
More than three months up to one year	146,124	58,952	61,974	14,774	8,586	8,831	131,350	50,366	53,143
More than one year up to three years	291,393	108,372	109,920	39,983	13,823	12,648	251,410	94,549	97,272
More than three years up to six years	319,920	60,143	65,213	69,467	8,629	8,353	250,453	51,514	56,860
More than six years	1,199,476	38,321	29,339	517,562	5,179	4,622	681,914	33,142	24,717

Total (*)	2,026,055	288,577	297,067	647,129	39,513	37,988	1,378,926	249,064	259,079

(*)	Includes:

	As of December 31,		As of January 1,
Leasing Transactions	2016	2015	2015
	MCh$	MCh$	MCh$
Commercial	1,073,506	248,755	258,673
Mortgage	288,329	—	—
Consumer	17,091	309	406

Total	1,378,926	249,064	259,079

NOTE 11 INVESTMENT INSTRUMENTS

a)	As of December 31, 2016, 2015 and January 1, 2015, the detail of the instruments that the Bank has designated as financial instruments held as available for sale and until their maturity is as follows:

	As of December 31, 2016			As of December 31, 2015			As of January 1, 2015
	Available for sale	Held to maturity	Total	Available for sale	Held to maturity	Total	Available for sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government Securities
Chilean Central Bank securities	901,239	—	901,239	218,757	—	218,757	218,060	—	218,060
Chilean Treasury Bonds	272,734	—	272,734	32,112	—	32,112	34,934	—	34,934
Other government securities	—	—	—	—	—	—	—	—	—

Other financial instruments
Promissory notes related to deposits in local banks	397,898	—	397,898	31,193	—	31,193	75,123	—	75,123
Chilean mortgage finance bonds	76	—	76	—	—	—	—	—	—
Chilean financial institutions bonds	2,607	—	2,607	230,448	—	230,448	194,825	—	194,825
Other local investments	32,230	—	32,230	—	—	—	—		—

Financial instruments issued abroad
Foreign government and central bank instruments	284,444	226,433	510,877	—	—	—	—	—	—
Other foreign investments	162,882	—	162,882	—	—	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other investments	19,967	—	19,967	2,475	—	2,475	2,923	—	2,923

Total	2,074,077	226,433	2,300,510	514,985	—	514,985	525,865	—	525,865

As of December 31, 2016 this total includes MCh$351,537 (MCh$90,434 as of December 31, 2015 and MCh$199,680 as of January 1, 2015), included in Note 5 “Cash and cash equivalents,” which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

As of December 31, 2016, the portfolio of financial investments available-for-sale includes an unrealized gain of MCh$14,248 (loss of MCh$1,170 at December 31, 2015), presented as equity valuation accounts, distributed among a profit of MCh$11,542 attributable to equity holders and a gain of MCh$3,876 attributable to non-controlling interest (See detail in Note 22j).

b)	Impairment of investment instruments

The Bank’s portfolio of investment instruments does not present impairment rates as of December 31, 2016, 2015 and January 1, 2015.

c)	The detail of investments quoted in non-active markets classified as available for sale has been recorded at fair value.

Itaú Corpbanca reviewed the instruments with unrealized losses as of December 31, 2016 and 2015, concluding that they were not impairments other than temporary. Therefore, they do not imply adjustments to results of the fiscal year.

Unrealized gains and losses on the available-for-sale portfolio as of December 31, 2016, 2015 and January 1, 2015 are as follows:

	As of December 31, 2016
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government Securities
Chilean Central Bank securities	898,579	2,708	(48)	901,239
Chilean Treasury Bonds	272,860	558	(684)	272,734
Other government securities	—	—	—	—

Other financial instruments
Promissory notes related to deposits in local banks	397,804	105	(11)	397,898
Chilean mortgage finance bonds	76	—	—	76
Chilean financial institutions bonds	2,586	21	—	2,607
Other local investments	31,823	454	(47)	32,230

Financial instruments issued abroad
Foreign government and central bank instruments	271,179	14,416	(1,151)	284,444
Other foreign investments	164,617	35	(1,770)	162,882

Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—
Other investments	20,305	—	(338)	19,967

Total	2,059,829	18,297	(4,049)	2,074,077

	As of December 31, 2015
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government Securities
Chilean Central Bank securities	219,090	99	(432)	218,757
Chilean Treasury Bonds	32,224	16	(128)	32,112
Other government securities	—	—	—	—

Other financial instruments
Promissory notes related to deposits in local banks	31,205	—	(12)	31,193
Chilean mortgage finance bonds	—	—	—	—
Chilean financial institutions bonds	231,020	1	(573)	230,448
Other local investments	—	—	—	—

Financial instruments issued abroad
Foreign government and central bank instruments	—	—	—	—
Other foreign investments	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—
Other investments	2,640	—	(165)	2,475

Total	516,179	116	(1,310)	514,985

	As of January 1, 2015
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government Securities
Chilean Central Bank securities	219,701	66	(1,707)	218,060
Chilean Treasury Bonds	35,437	12	(515)	34,934
Other government securities	—	—	—	—

Other financial instruments
Promissory notes related to deposits in local banks	75,119	17	(13)	75,123
Chilean mortgage finance bonds	—	—	—	—
Chilean financial institutions bonds	194,825	8	(8)	194,825
Other local investments	—	—	—	—

Financial instruments issued abroad
Foreign government and central bank instruments	—	—	—	—
Other foreign investments	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—
Other investments	2,739	184	—	2,923

Total	527,821	287	(2,243)	525,865

d)	The classification of investments in available-for-sale instruments, within the fair value hierarchy, is as follows (See Note 33):

		As of December 31, 2016
		Available for sale Portfolio
	Note	Total	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government Securities	33	1,173,973	1,173,973	—	—
Chilean Central Bank securities		901,239	901,239	—	—
Chilean Treasury Bonds		272,734	272,734	—	—
Other government securities		—	—	—	—

Other financial instruments	33	432,811	—	432,811	—
Promissory notes related to deposits in local banks		397,898	—	397,898	—
Chilean mortgage finance bonds		76	—	76	—
Chilean financial institutions bonds		2,607	—	2,607	—
Other local investments		32,230	—	32,230	—

Financial instruments issued abroad	33	447,326	306,054	141,272	—
Foreign government and central bank instruments		284,444	150,009	134,435	—
Other foreign investments		162,882	156,045	6,837	—

Unquoted securities in active markets	33	19,967	4,118	15,849	—
Chilean corporate bonds		—	—	—	—
Other investments		19,967	4,118	15,849	—

Total		2,074,077	1,484,145	589,932	—

		As of December 31, 2015
		Available for sale Portfolio
	Note	Total	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government Securities	33	250,869	250,869	—	—
Chilean Central Bank securities		218,757	218,757	—	—
Chilean Treasury Bonds		32,112	32,112	—	—
Other government securities		—	—	—	—

Other financial instruments	33	261,641	261,641	—	—
Promissory notes related to deposits in local banks		31,193	31,193	—	—
Chilean mortgage finance bonds		—	—	—	—
Chilean financial institutions bonds		230,448	230,448	—	—
Other local investments		—	—	—	—

Financial instruments issued abroad		—	—	—	—
Foreign government and central bank instruments		—	—	—	—
Other foreign investments		—	—	—	—

Unquoted securities in active markets	33	2,475	2,169	306	—
Chilean corporate bonds		—	—	—	—
Other investments		2,475	2,169	306	—

Total		514,985	514,679	306	—

		As of January 1, 2015
		Available for sale Portfolio
	Note	Total	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government Securities	33	252,994	252,994	—	—
Chilean Central Bank securities		218,060	218,060	—	—
Chilean Treasury Bonds		34,934	34,934	—	—
Other government securities		—	—	—	—

Other financial instruments	33	269,948	269,948	—	—
Promissory notes related to deposits in local banks		75,123	75,123	—	—
Chilean mortgage finance bonds		—	—	—	—
Chilean financial institutions bonds		194,825	194,825	—	—
Other local investments		—	—	—	—

Financial instruments issued abroad		—	—	—	—
Foreign government and central bank instruments		—	—	—	—
Other foreign investments		—	—	—	—

Unquoted securities in active markets	33	2,923	2,620	303	—
Chilean corporate bonds		—	—	—	—
Other investments		2,923	2,620	303	—

Total		525,865	525,562	303	—

NOTE 12 INTANGIBLE ASSETS

a) Intangibles assets as December 31, 2016, 2015 and January 1, 2015 consist of the following:

	As of December 31, 2016.
Concept	Useful life years	Remaining amortization years	Net Balance as of January 1, 2016	Gross balance	Accumulated amortization	Net Balance
			MCh$	MCh$	MCh$	MCh$

Integrated banking system	15	2	—	9,825	(8,611)	1,214
Computer equipment system or software	3	2	49,960	152,560	(66,450)	86,110
IT Projects	8	6	—	42,447	(21,147)	21,300
Generated in business combination			899	1,536,891	(31,857)	1,505,034
- Goodwill			—	1,145,308	—	1,145,308
- Trademark	10	10	—	51,449	(4,240)	47,209
- Customer relationship	12	12	899	96,674	(6,847)	89,827
- Core deposit	9	9	—	243,460	(20,770)	222,690
Other projects	10	2	950	3,645	(2,828)	817

Total			51,809	1,745,368	(130,893)	1,614,475

	As of December 31, 2015.
Concept	Useful life years	Remaining amortization years	Net Balance as of January 1, 2015	Gross balance	Accumulated amortization	Net Balance
			MCh$	MCh$	MCh$	MCh$

Integrated banking system			—	—	—	—
Computer equipment system or software	6	1	42,830	73,554	(23,594)	49,960
IT Projects			—	—	—	—
Generated in business combination			989	1,284	(385)	899
- Goodwill			—	—	—	—
- Licensing			—	—	—	—
- Trademark			—	—	—	—
- Customer relationship	14	10	989	1,284	(385)	899
- Core deposit			—	—	—	—
Other projects	6	2	1,102	1,520	(570)	950

Total			44,921	76,358	(24,549)	51,809

b) The movement of intangible assets in the period ended December 31, 2016 and 2015 is as follows:

	Integrated banking system	Computer equipment system or software	IT Projets	Generated in business combination	Goodwill	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	—	73,554	—	1,284	—	1,520	76,358
Purchases	511	80,509	738	—	—	—	81,758
Integration Itaú Corpbanca	9,342	81,446	41,714	319,733	338,909	2,239	793,383
Additions resulting from business combination	—	—	—	389,558	1,144,338	—	1,533,896
Retirements	—	(83,205)	—	(319,733)	(338,909)	(532)	(742,379)
Exchange differences	(28)	312	(5)	741	970	—	1,990
Others	—	(56)	—	—	—	418	362

Balances as of December 31, 2016	9,825	152,560	42,447	391,583	1,145,308	3,645	1,745,368

	Integrated banking system	Computer equipment system or software	IT Projets	Generated in business combination	Goodwill	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015	—	61,285	—	1,284	—	1,520	64,089
Purchases	—	12,269	—	—	—	—	12,269
Retirements	—	—	—	—	—	—	—
Exchange differences	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—

Balances as of December 31, 2015	—	73,554	—	1,284	—	1,520	76,358

c) Movements of accumulated amortization of intangible assets as of December 31, 2016 and 2015 are detailed as follows:

	Integrated banking system	Computer equipment system or software	IT Projets	Generated in business combination	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	—	(23,594)	—	(385)	(570)	(24,549)
Amortization (Note 30)	(855)	(13,727)	(3,693)	(31,431)	(152)	(49,858)
Integration Itaú Corpbanca	(7,755)	(29,184)	(17,452)	(49,762)	(1,688)	(105,841)
Retirements	—	—	—	49,762	—	49,762
Exchange differences	—	—	—	(41)	—	(41)
Others	(1)	55	(2)	—	(418)	(366)

Balances as of December 31, 2016	(8,611)	(66,450)	(21,147)	(31,857)	(2,828)	(130,893)

	Integrated banking system	Computer equipment system or software	IT Projets	Generated in business combination	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015	—	(18,455)	—	(295)	(418)	(19,168)
Amortization (Note 30)	—	(5,139)	—	(90)	(152)	(5,381)
Exchange differences	—	—	—	—	—	—
Others	—	—	—	—	—	—

Balances as of December 31, 2015	—	(23,594)	—	(385)	(570)	(24,549)

d) As of December 31, 2016, 2015 and January 1, 2015, the Bank has entered into the following contractual commitments for the acquisition of intangible assets:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$

License detail
IBM	851	510	—
Microsoft	726	—	—
Oracle	426	—	—
BMC Service Management	—	276	—
VMWare View 4 Enterprise + Gold	—	253	468

e) Impairment

At each reporting date, Banco Itaú Corpbanca will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

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

Impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group) to which goodwill is allocated. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized; goodwill acquired in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquirer assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 “Impairment of Assets,” annual impairment testing is permitted for a CGU to which goodwill has been allocated, or for intangible assets with indefinite useful lives, at any time as long as they are carried out at the same time each year. Different CGUs and different intangible assets can be tested for impairment at different times during the year.

Itaú Corpbanca and subsidiaries conducted impairment testing for unamortized assets, including intangible assets that are still not in use, and concluded that no impairment exists (See Note 30).

f) Restrictions

As of December 31, 2016, 2015 and January 1, 2015, the Bank and its subsidiaries have no restrictions on intangible assets. In addition, no intangible assets have been given in guarantee for compliance of any obligations. There are also no amounts owed by the Bank on intangible assets as of the aforementioned dates.

NOTE 13 PROPERTY, PLANT AND EQUIPMENT

a)	Property, plant and equipment as of December 31, 2016, 2015 and January 1, 2015 is as follows:

Item	Useful life years	Remaining depreciation years	Net Balance as of January 1, 2016	Gross Balance	Accumulated depreciation	Net Balance
			MCh$	MCh$	MCh$	MCh$

Land and building	25	17	16,778	107,989	(29,955)	78,034
Equipment	5	2	6,724	62,007	(36,010)	25,997
Other	8	4	10,468	42,726	(25,714)	17,012
- Furniture			1,011	26,513	(18,095)	8,418
- Leasing assets			—	338	(288)	50
- Others			9,457	15,875	(7,331)	8,544

Total			33,970	212,722	(91,679)	121,043

	As December 31, 2015
Item	Useful life years	Remaining depreciation years	Net Balance as of January 1, 2015	Gross Balance	Accumulated depreciation	Net Balance
			MCh$	MCh$	MCh$	MCh$

Land and building	24	21	17,037	18,808	(2,030)	16,778
Equipment	5	2	5,183	15,876	(9,152)	6,724
Other	7	2	12,557	31,533	(21,065)	10,468
- Furniture			5,961	6,145	(5,134)	1,011
- Leasing assets			—	—	—	—
- Others			6,596	25,388	(15,931)	9,457

Total			34,777	66,217	(32,247)	33,970

The useful lives have been determined based on our expected use considering the quality of the original construction, the environment in which the assets are located, the quality and degree of maintenance carried out, and appraisals performed by external specialists who are independent of the Bank which have been taken into consideration by management to determine the useful lives of our buildings.

b)	The movement of property, plant and equipment for the periods ended December 31, 2016 and 2015:

	Landing and Building	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	18,808	15,876	31,533	66,217
Integration Itaú Corpbanca	75,797	42,354	21,629	139,780
Purchases	11,002	7,091	5,306	23,399
Sales/Retirements	(13,206)	(3,423)	(283)	(16,912)
Exchange differences	170	110	29	309
Others	15,418	(1)	(15,488)	(71)

Balances as of December 31, 2016	107,989	62,007	42,726	212,722

	Landing and Building	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015	18,808	12,780	31,032	62,620
Purchases	—	3,497	715	4,212
Sales/Retirements	—	(401)	(214)	(615)
Exchange differences	—	—	—	—
Others	—	—	—	—

Balances as of December 31, 2015	18,808	15,876	31,533	66,217

c)	Movements of accumulated depreciation of property, plant and equipment as of December 31, 2016 and 2015, are detailed as follows:

	Landing and Building	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	(2,030)	(9,152)	(21,065)	(32,247)
Integration Itaú Corpbanca	(13,855)	(24,500)	(11,210)	(49,565)
Depreciation	(5,047)	(5,281)	(3,506)	(13,834)
Sales and retirements	732	3,006	259	3,997
Exchange Differences	(52)	(84)	(38)	(174)
Impairment (Note 30)	—	(351)	—	(351)
Others	(9,703)	352	9,846	495

Balances as of December 31, 2016	(29,955)	(36,010)	(25,714)	(91,679)

	Landing and Building	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015	(1,771)	(7,597)	(18,475)	(27,843)
Depreciation	(259)	(1,555)	(2,590)	(4,404)
Sales and retirements	—	—	—	—
Exchange Differences	—	—	—	—
Others	—	—	—	—

Balances as of December 31, 2015	(2,030)	(9,152)	(21,065)	(32,247)

d)	As of December 31, 2016 and 2015, the Bank holds operating lease contracts that cannot be unilaterally terminated. The future payment information is detailed as follows:

	Future Operating Lease Payments Land, Buildings and Equipment
	Up to one year	From one to five years	Over five years	Total
	MCh$	MCh$	MCh$	MCh$

As of December 31, 2016	24,599	100,482	15,900	140,981
As of December 31, 2015	15,980	106,202	—	122,182

e)	As of December 31, 2016 and 2015, the Bank holds finance lease contracts that cannot be rescinded or unilaterally terminated. The future payment information is detailed as follows:

Future Financial Leasing Payments Land, Buildings and Equipment
	Up to one year	From one to five years	Over five years	Total
	MCh$	MCh$	MCh$	MCh$

As of December 31, 2016	46,540	189,623	47,406	283,569
As of December 31, 2015	—	—	—	—

f)	As of December 31, 2016 and 2015, the Bank and its subsidiaries have no restrictions on property, plant and equipment. In addition, no property, plant and equipment have been given in guarantee for compliance of any obligations. There are also no amounts owed by the Bank on property, plant and equipment as of the aforementioned dates.

NOTE 14 INCOME TAXES

a)	Current income tax provision.

At the end of each year the bank recognizes an Income Tax Provision, which is determined based on the currently enacted tax legislation. Current recoverable taxes recognized as of December 31, 2016 was MCh$162,410 (MCh$7,732 as of December 31, 2015 and MCh$16,884 as of January 1, 2015). The income tax provision (net of recoverable taxes) is as follows:

a.1 Tax current:

	As of December 31, 2016
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$

Current tax assets	138,172	770	25,354	164,296
Current tax liabilities	(475)	—	(1,411)	(1,886)

Net total	137,697	770	23,943	162,410

	As of December 31, 2015
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$

Current tax assets	8,275	—	—	8,275
Current tax liabilities	(543)	—	—	(543)

Net total	7,732	—	—	7,732

	As of January 1, 2015
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$

Current tax assets	16,884	—	—	16,884
Current tax liabilities	—	—	—	—

Net total	16,884	—	—	16,884

a.2 Effect of current taxes by geographic area:

	As of December 31, 2016
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$

Income tax	17,672	—	10,409	28,081

Less:
Monthly Provisional Payment	(153,330)	(770)	(32,232)	(186,332)
Tax Credit for Property Taxes on leased real estate assets	—	—	—	—
Tax Credit for Training Costs	(603)	—	—	(603)
Tax Credit Donations	(538)	—	—	(538)
Other taxes to be recovered	(898)	—	(2,120)	(3,018)

Total	(137,697)	(770)	(23,943)	(162,410)

	As of December 31, 2015
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$
Income tax	14,249	—	—	14,249

Less:
Monthly Provisional Payment	(21,291)	—	—	(21,291)
Tax Credit for Property Taxes on leased real estate assets	—	—	—	—
Tax Credit for Training Costs	(403)	—	—	(403)
Tax Credit Donations	(243)	—	—	(243)
Other taxes to be recovered	(44)	—	—	(44)

Total	(7,732)	—	—	(7,732)

	As of January 1, 2015
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$
Income tax	7,998	—	—	7,998

Less:
Monthly Provisional Payment	(23,137)	—	—	(23,137)
Tax Credit for Property Taxes on leased real estate assets	—	—	—	—
Tax Credit for Training Costs	(390)	—	—	(390)
Tax Credit Donations	(311)	—	—	(311)
Other taxes to be recovered	(1,044)	—	—	(1,044)

Total	(16,884)	—	—	(16,884)

b)	Effect on income.

The tax expense for the years ended December 31, 2016 and 2015 is comprised of the following items

	2016	2015
	MCh$	MCh$
Income Tax Expense
Current tax expense	(19,326)	(14,249)
Deferred taxes
Deferred tax expenses / (benefit)	33,972	(554)

Subtotal	14,646	(14,803)

Others	(11,078)	(2,460)

Net expense for income taxes	3,568	(17,263)

c)	Effective tax rate reconciliation.

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2016 and 2015.

The nominal tax rates of the countries where consolidated subsidiaries are located are:

	2016	2015
	Rate	Rate

Chile	24.0%	22.5%
Colombia	40.0%	39.0%
United States	34.0%	34.0%

	As of December 31,
	2016		2015
	Tax Rate	Amount	Tax Rate	Amount
	%	MCh$	%	MCh$

Calculation of Statutory Rate	24.00	2,624	(22.50)	(27,682)
Permanent and other differences (*)	(71.45)	(7,812)	10.28	12,653
Effect of rate change Chile	36.17	3,955	(0.02)	(26)
Effect of rate change Colombia	21.51	2,352	—	—
Effect of rates New York subsidiary (**)	20.47	2,238	—	—
Effect of rates Colombia subsidiary (**)	33.97	3,714	—	—
Previous tax adjustment	—	—	(0.16)	(201)
Others	(32.04)	(3,503)	(1.63)	(2,007)

	32.63	3,568	(14.03)	(17,263)

(*)	This line contains permanent differences.
(**)	This line reflects the differences in tax rates in other jurisdictions, based on the Bank’s consolidated results.

d)	Other comprehensive income – tax effects.

The table below sets for a summary of the deferred tax effect on other comprehensive income for the periods ended December 31, 2016 and 2015, which consists of the following items:

d.1 Tax effect of “OCI” that may be reclassified to profit in subsequent periods:

	2016	2015
	MCh$	MCh$

Financial assets available-for sale	(4,025)	(218)
Hedge of a net investment in foreign operations	(2,685)	—
Cash flow hedge	1,345	—

Total charge to other comprehensive income	(5,365)	(218)

d.2 “OCI” that will not be reclassified subsequently to profit or loss:

	2016	2015
	MCh$	MCh$

Income tax relating to defined benefit obligation	1,090	—

Total charge to other comprehensive income	1,090	—

e)	Effect of deferred taxes.

The deferred tax effects presented by geographic area are as follows:

e.1 Deferred taxes:

	As of December 31, 2016
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$

Deferred tax assets	87,399	23,340	26	110,765
Deferred tax liabilities	(29)	—	(57,607)	(57,636)

Net by geographic area	87,370	23,340	(57,581)	53,129

	As of December 31, 2015
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$

Deferred tax assets	13,930	—	—	13,930
Deferred tax liabilities	(67)	—	—	(67)

Net by geographic area	13,863	—	—	13,863

	As of January 1, 2015
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$

Deferred tax assets	15,265	—	—	15,265
Deferred tax liabilities	(192)	—	—	(192)

Net by geographic area	15,073	—	—	15,073

e.2 Deferred taxes by geographic area:

Below are the effects of deferred taxes on assets and liabilities assigned as a result of temporary differences (by geographic area):

	As of December 31, 2016
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$

Loan provision	73,019	8,846	15,988	97,853
Accrued interest and indexation past due portfolio	6,958	—	—	6,958
Unaccrued price difference	142	—	—	142
Personnel provisions	4,899	1,885	5,742	12,526
Miscellaneous provisions	7,627	14,058	22,534	44,219
Subsidiary tax loss	1,201	640	—	1,841
Net tax value of amortizable assets	18,557	—	—	18,557
Depreciation of property, plant and equipment	(23,864)	—	(3,908)	(27,772)
Lease division and others	19,823	—	5,171	24,994
Market value of financial instruments	(12,554)	—	(27,989)	(40,543)
Intangible assets Corpbanca Colombia	(1,512)	—	(366)	(1,878)
Intangible assets mercantile credit Corpbanca Colombia	—	—	67	67
Intagration Itaú Corpbanca	(8,652)	—	(55,727)	(64,379)
Others	1,726	(2,089)	(19,093)	(19,456)

Total asset (liability), net	87,370	23,340	(57,581)	53,129

	As of December 31, 2015
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$

Loan provision	28,373	—	—	28,373
Accrued interest and indexation past due portfolio	1,250	—	—	1,250
Unaccrued price difference	193	—	—	193
Personnel provisions	4,649	—	—	4,649
Miscellaneous provisions	1,071	—	—	1,071
Subsidiary tax loss	—	—	—	—
Net tax value of amortizable assets	15,754	—	—	15,754
Depreciation of property, plant and equipment	(21,874)	—	—	(21,874)
Lease division and others	(14,115)	—	—	(14,115)
Market value of financial instruments	(2,369)	—	—	(2,369)
Intangible assets Corpbanca Colombia	—	—	—	—
Intangible assets mercantile credit Corpbanca Colombia	—	—	—	—
Intagration Itaú Corpbanca	—	—	—	—
Others	931	—	—	931

Total asset (liability), net	13,863	—	—	13,863

	As of January 1, 2015
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$

Loan provision	31,976	—	—	31,976
Accrued interest and indexation past due portfolio	899	—	—	899
Unaccrued price difference	—	—	—	—
Personnel provisions	4,460	—	—	4,460
Miscellaneous provisions	—	—	—	—
Subsidiary tax loss	—	—	—	—
Net tax value of amortizable assets	—	—	—	—
Depreciation of property, plant and equipment	(14,033)	—	—	(14,033)
Lease division and others	(17,210)	—	—	(17,210)
Market value of financial instruments	(291)	—	—	(291)
Intangible assets Corpbanca Colombia	—	—	—	—
Intangible assets mercantile credit Corpbanca Colombia	—	—	—	—
Intagration Itaú Corpbanca	—	—	—	—
Others	9,272	—	—	9,272

Total asset (liability), net	15,073	—	—	15,073

NOTE 15 OTHER ASSETS AND NON-CURRENT ASSETS HELD FOR SALE

a) The detail of other assets is as follows:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$

Rentals in advance (1)	10,181	—	—
Accounts and notes receivable (2)	139,683	24,813	13,481
Prepaid expenses	5,715	763	584
Projects under development (3)	7,939	—	—
Assets for leasing (4)	29,017	3,025	4,681
Margin accounts (5)	195,995	77,816	51,986
Others	38,864	29,325	18,890

Total	427,394	135,742	89,622

(1)	Rent paid in advance to SMU S.A by the places to install ATMs (See Note 32 Related Party Transactions, letter b)).
(2)	This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending collections.
(3)	Information system and other projects under development.
(4)	Fixed assets available for delivery under the financial leases. Within this item, are included items recovered from leasing kept for sale, corresponding to computers, furniture, and transportation equipment. These assets are available for sale and have high probability of being sold. For most of such assets, the Bank expects to complete the sale within one year from the date when the assets are classified as available for sale and/or lease assets recovered held for sale.
(5)	Guarantees for financial transactions.

b) The detail of Non-current assets held for sale is as follows:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$

Assets received in lieu of payment	18,855	1,785	815
Asset to fair value SMU Corp S.A.	18,309	—	—

Total	37,164	1,785	815

NOTE 16 CURRENT ACCOUNTS, DEMAND DEPOSITS, TIME DEPOSITS AND SAVING ACCOUNTS

a) As of December 31, 2016, 2015 and January 1, 2015 “Current accounts and demand deposits” consist of the following:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$

Current Accounts	2,591,618	769,258	687,396
Other deposits and demand accounts	1,536,294	76,054	60,863
Advance payments received from customers	161,878	68,036	87,421
Other demand liabilities	163,401	68,001	49,106

Total	4,453,191	981,349	884,786

b) As of December 31, 2016, 2015 and January 1, 2015 “Time deposits and saving accounts” consist of the following:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$

Time deposits	11,549,010	3,952,573	3,935,367
Team saving accounts	32,425	—	—
Other term creditors	275	—	—

Total	11,581,710	3,952,573	3,935,367

NOTE 17 BORROWINGS FROM FINANCIAL INSTITUTIONS

As of December 31, 2016, 2015 and January 1, 2015, borrowings from financial institutions include the following:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$

Loans obtained from foreign financial institutions
Standard Chartered Bank	139,702	21,622	27,546
Commerzbank AG	83,876	39,138	39,618
Wells Fargo Bank, N.A.	281,670	184,667	166,619
Corporacion Interamericana de Inversiones USA	2,981	50,791	44,800
Citibank N.A.	113,450	46,524	46,829
Findeter S.A - Financiera del Desarrollo Territorial	61,763	—	—
Sumitomo Mitsui Banking Corporation	144,536	47,561	—
Bancoldex S.A - Banco de Comercio Exterior de Colombia S.A	51,327	—	—
Export Development Canada	—	35,437	30,316
Bank of America, N.A.	200,430	53,215	9,823
Deutsche Bank	—	44,476	63,098
Bank of Montreal	79,088	—	12,166
Wachovia Bank N.A.	5	872	209
Corporacion Andina de Fomento	33,170	—	—
Bank of New York	—	17,790	18,218
Bank of Nova Scotia	15,018	28,424	42,457
IFC Corp Financiera Internacional	133,962	—	—
Cobank CB	40,182	—	—
Scotiabank Canada	30,141	—	—
Banco Crédito del Peru	59,444	—	—
HSBC England	—	—	21,804
HSBC USA	26,792	24,925	—
Deg Deutsche Investitions	12,057	19,090	21,981
Ing Bank NV	10,019	17,771	3,685
Landes Bank Badén	—	7,111	17,335
BHF Bank Alemania	—	7,114	5,368
Bank of China lt	5,024	5,372	352
Discount Bank ur	—	3,560	6,095
HSBC, Hong Kong	—	614	—
Bank of China	—	396	—
Deutsche Bank Trust	—	171	12,786
KFW - Kreditants	—	—	4,872
KFW Ipex Bank	5,358	—	—
Icici Bank Indi	—	—	40
Barclays Bank PLC London	13,641	—	—
Mercantil CA Banco Universal	16,324	—	—
Bankinter SA	6,578	—	—
Banco de Bogota	31,690	—	—
Taiwan Cooperative Bank	53,117	—	—
Banco República	121,834	—	—
Banque Nationale Du Canada	23,443	—	—
Mizuho Corporate Bank	23,443	—	—
FONDOS SURA SAF S.A.C.	11,674	—	—
BNP Paribas	23,443	—	—
Banco de la Produccion SA	10,163	—	—
Banco Latinoamericano de export.	57,259	—	—
Apple Bank for Saving	13,396	—	—
Scotia Fondos Soc. Admin de Fondos S.A.	26,110	—	—
Credicorp capital SASAF	116,374	—	—
Uni Bank & Trust, Inc	10,049	—	—
Bancaribe curacao Bank n.v.	13,420	—	—
BBVA ASSET MGMT CONTL SA SOC ADM FONDOS PERU	34,262	—	—
Others	43,655	1,959	1,329

Subtotal	2,179,870	658,600	597,346

Total	2,179,870	658,600	597,346

The detail of borrowings from financial institutions by maturity is as follows:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$

Due within 1 year	1,206,576	637,802	257,778
Due within 1 year but within 2 years	730,642	10,687	309,371
Due within 2 years but within 3 years	5,068	10,111	30,197
Due within 3 years but within 4 years	12,887	—	—
Due within 4 years but within 5 years	6,889	—	—
Due after 5 years	217,808	—	—

Total	2,179,870	658,600	597,346

NOTE 18 DEBT ISSUED AND OTHER OBLIGATIONS

a)	As of December 31, 2016, 2015 and January 1, 2015the composition of these items is as follows:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$
Debt issued
Letters of credit	86,210	25,261	33,001
Bonds	4,290,747	1,382,976	919,497
Subordinated bonds	1,083,296	96,098	94,631

Subtotal	5,460,253	1,504,335	1,047,129

Other financial obligation
Public Sector liabilities	—	7,722	5,799
Borrowings from domestic financial institutions	23,298	13,011	11,773
Foreign borrowings	2,265	—	—

Subtotal	25,563	20,733	17,572

Total	5,485,816	1,525,068	1,064,701

b)	Debt classified as short term includes demand obligations or obligations that will mature in less than one year. All other debt is classified as long term, and is detailed as follows:

	As of December 31, 2016
	Long term	Short term	Total
	MCh$	MCh$	MCh$

Letters of credit	71,239	14,971	86,210
Bonds	3,836,778	453,969	4,290,747
Subordinated bonds	1,051,148	32,148	1,083,296

Debt issued	4,959,165	501,088	5,460,253

Other financial obligation	23,298	2,265	25,563

	As of December 31, 2015
	Long term	Short term	Total
	MCh$	MCh$	MCh$

Letters of credit	25,261	—	25,261
Bonds	1,382,976	—	1,382,976
Subordinated bonds	96,098	—	96,098

Debt issued	1,504,335	—	1,504,335

Other financial obligation	13,011	7,722	20,733

	As of January 1, 2015
	Long term	Short term	Total
	MCh$	MCh$	MCh$

Letters of credit	33,001	—	33,001
Bonds	894,716	24,781	919,497
Subordinated bonds	94,631	—	94,631

Debt issued	1,022,348	24,781	1,047,129

Other financial obligation	11,773	5,799	17,572

c)	The detail of letter of credit by maturity is as follows:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$

Due within 1 year	14,971	—	—
Due after 1 year but within 2 years	11,056	—	—
Due after 2 years but within 3 years	10,128	—	—
Due after 3 years but within 4 years	8,158	—	—
Due after 4 years but within 5 years	5,346	—	—
Due after 5 years	36,551	25,261	33,001

Total	86,210	25,261	33,001

d)	The detail of bonds issued is as follows:

				As of December 31,		As of January 1,
	Expiration			2016	2015	2015
	Date	Interest rate	Currency	MCh$	MCh$	MCh$
A	7/1/2017	3.75%	UF	67,084	65,223	62,651
B	10/1/2017	3.50%	UF	66,466	64,682	62,187
E	6/1/2032	5.00%	UF	41,871	40,809	39,293
F	1/1/2032	4.00%	UF	26,961	26,243	25,237
G	3/1/2032	4.00%	UF	41,894	40,821	39,294
H	9/1/2015	3.00%	UF	—	—	24,781
I	10/1/2030	4.00%	UF	27,533	26,819	25,808
J	1/1/2031	4.00%	UF	27,203	26,497	25,497
K	6/1/2021	3.50%	UF	26,406	25,638	24,593
L-2	10/1/2022	3.50%	UF	26,039	25,271	24,232
M-2	10/1/2018	3.50%	UF	26,332	25,568	24,528
N	5/1/2019	3.50%	UF	26,364	25,620	24,598
O	3/1/2021	3.50%	UF	26,118	25,343	24,297
P	3/1/2026	3.75%	UF	26,262	25,529	24,519
Q-1	3/1/2023	3.75%	UF	26,451	25,719	24,707
R-2	2/1/2028	3.75%	UF	26,387	25,656	24,646
S	9/1/2020	3.50%	UF	26,321	25,560	24,523
T	9/10/2022	3.50%	UF	26,320	25,573	24,550
U	9/1/2024	3.75%	UF	26,144	25,399	24,380
V	9/1/2027	3.75%	UF	25,945	25,201	24,185
W	9/1/2029	3.75%	UF	25,914	25,176	24,165
X	3/1/2024	3.80%	UF	53,118	51,693	49,701
Y	3/1/2028	3.80%	UF	52,943	51,500	49,493
Z	2/1/2033	3.80%	UF	26,739	26,021	25,016
AA	6/1/2018	6.70%	CLP	30,765	31,161	31,541
AB	10/1/2029	3.80%	UF	41,770	40,741	39,255
AC	10/1/2033	3.80%	UF	54,867	53,437	51,414
AF	6/1/2022	3.50%	UF	53,663	52,328	50,406
AG	6/1/2024	3.50%	UF	162,150	158,130	—
AH	6/1/2029	3.60%	UF	54,792	53,415	—
AI	4/1/2020	3.50%	UF	137,924	135,596	—
AJ	6/1/2025	3.60%	UF	58,620	53,529	—
AL-2	7/1/2025	3.50%	UF	54,483	53,078	—
BCORAF0710	7/1/2017	3.00%	UF	166,897	—	—
BCORAG0710	9/10/2018	3.00%	UF	81,084	—	—
BCORAI0710	7/1/2020	3.00%	UF	195,199	—	—
BCOR-L0707	7/1/2017	3.40%	UF	107,869	—	—
BCORAJ0710	8/3/2021	3.00%	UF	75,080	—	—
BCOR-P0110	7/9/2020	7.30%	CLP	24,982	—	—
BCORBW0914	8/30/2020	5.00%	CLP	46,669	—	—
BCOR-R0110	7/9/2020	4.00%	UF	140,226	—	—
BCORUSD0118	1/15/2018	3.13%	USD	495,871	—	—
BCORUSD0919	9/22/2019	3.88%	USD	517,724	—	—
BCORAL0710	8/3/2023	3.00%	UF	110,845	—	—
BCORAN0710	7/1/2025	3.00%	UF	179,460	—	—
BCORAO0710	7/1/2026	3.00%	UF	234,079	—	—
BCORBX0914	8/30/2021	5.00%	CLP	43,336	—	—
BCORCA0914	9/1/2024	5.00%	CLP	99,917	—	—
BBSA168B18	3/2/2018	8.99%	COP	48,144	—	—
BBSA26SA48	8/10/2020	8.74%	COP	46,181	—	—
BBSA316SA060	11/23/2020	8.03%	COP	40,364	—	—
BBCR1109B84	10/28/2017	10.33%	COP	26,606	—	—
BBCR3119B84	8/3/2018	10.57%	COP	21,005	—	—
BBCR1099B120	12/10/2019	11.30%	COP	18,826	—	—
BBSA69C120	8/10/2026	10.68%	COP	23,198	—	—
BBSA69C180	8/10/2031	10.95%	COP	43,316	—	—
BBSA3169C180	11/23/2031	10.80%	COP	49,479	—	—
BBSA168B18	9/2/2017	9.74%	COP	19,047	—	—
BBCR3117C84	8/3/2018	4.58%	COP	13,494	—	—

Total				4,290,747	1,382,976	919,497

e)	The detail of bonds issued by maturity is as follows:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$

Due within 1 year	453,969	129,905	149,619
Due after 1 year but within 2 years	716,695	82,349	80,667
Due after 2 years but within 3 years	562,914	135,596	—
Due after 3 years but within 4 years	657,866	50,981	48,890
Due after 4 years but within 5 years	695,324	103,172	99,188
Due after 5 years	1,203,979	880,973	541,133

Total	4,290,747	1,382,976	919,497

f)	The detail of subordinated bonds is as follows:

				As of December 31,		As of January 1,
	Expiration		Currency	2016	2015	2015
	Date	Interest rate		MCh$	MCh$	MCh$
AE1	1/1/2034	3.80%	UF	53,669	52,200	50,160
C1	4/1/2033	3.50%	UF	6,572	6,774	6,875
C2	4/1/2033	3.50%	UF	14,273	14,676	14,863
D	10/1/2033	4.50%	UF	21,833	22,448	22,733
UCOR-V0808	8/1/2033	4.60%	UF	157,444	—	—
UCOR-Y1197	11/1/2022	6.50%	UF	7,786	—	—
UCOR-Z1197	11/1/2022	6.50%	UF	18,176	—	—
UCORAA0809	8/9/2035	4.90%	UF	143,413	—	—
UCORBF0710	7/1/2032	4.00%	UF	13,795	—	—
UCORBI0710	7/1/2035	4.00%	UF	31,723	—	—
UCORBJ0710	7/1/2036	4.00%	UF	150,861	—	—
UCORBL0710	7/1/2038	4.00%	UF	109,868	—	—
UCORBN0710	7/1/2040	4.00%	UF	84,573	—	—
UCORBP0710	7/1/2042	4.00%	UF	41,237	—	—
US05968TAB17	3/8/2024	LIBOR +SPREAD 4	USD	115,706	—	—
BBSA1099B1	3/30/2019	10.79%	COP	483	—	—
BBSA110BAVA	9/23/2017	10.68%	COP	32,148	—	—
BBSA1099B4	3/30/2019	12.85%	COP	23,139	—	—
BBSA1139AS10	2/7/2023	10.08%	COP	23,542	—	—
BBSA1139AS15	2/7/2028	10.20%	COP	33,055	—	—

Total				1,083,296	96,098	94,631

g)	The detail of subordinated bonds by maturity is as follows:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$

Due within 1 year	32,148	—	—
Due after 1 year but within 2 years	—	—	—
Due after 2 years but within 3 years	23,622	—	—
Due after 3 years but within 4 years	—	—	—
Due after 4 years but within 5 years	—	—	—
Due after 5 years	1,027,526	96,098	94,631

Total	1,083,296	96,098	94,631

h)	The detail of other financial obligations by maturity is as follows:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$

Due within 1 year	2,265	7,722	5,799
Due after 1 year but within 2 years	—	—	—
Due after 2 years but within 3 years	—	—	—
Due after 3 years but within 4 years	—	—	—
Due after 4 years but within 5 years	—	—	—
Due after 5 years	—	—	—

Total lon term obligation	2,265	7,722	5,799

The detail of other short term financial obligations is as follows:

Amounts due to credit card operations	23,298	13,011	11,773

Others	—	—	—

Total short term financial obligations	23,298	13,011	11,773

Total other financial obligations	25,563	20,733	17,572

NOTE 19 PROVISIONS

As of December 31, 2016, 2015 and January 1, 2015 the Bank has recorded the following provisions and changes in its provisions:

a)	Other Provisions.

The provisions as of December 31, 2016, 2015 and January 1, 2015 are as follows:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$

i) Employee benefits and staff salaries	89,295	23,697	19,693
ii) Mandatory dividends	1,029	52,168	42,847
iii) Contingencies	9,724	59	23

Total	100,048	75,924	62,563

(i)	Employee benefits and staff salaries.

This item includes the following provisions related to: i) provisions for staff benefits and payroll, ii) provisions for compensation for years of service indemnities, iii) provisions for other employee benefits and iv) provisions for vacations.

(ii)	Mandatory Dividends.

Corresponds to the minimum dividends to be paid.

(iii)	Contingencies.

Includes estimates for probable losses.

b)	The provision balance changes during 2016 and 2015, were as follows:

	i) Employee benefits and staff salaries	ii) Mandatory dividends	iii) Contingencies	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	23,697	52,168	59	75,924
Application of provisions	(35,258)	(52,168)	(17)	(87,443)
Established provision	70,026	1,029	8,952	80,007
Provision released	(26,862)	—	—	(26,862)
Integration Itaú Corpbanca	57,491	—	1,019	58,510
Other changes	201	—	(289)	(88)

Balances as of December 31, 2016	89,295	1,029	9,724	100,048

	i) Employee benefits and staff salaries	ii) Mandatory dividends	iii) Contingencies	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015	19,693	42,847	23	62,563
Application of provisions	(19,531)	(26,448)	(40)	(46,019)
Established provision	23,535	52,168	81	75,784
Provision released	—	(16,399)	(5)	(16,404)
Other changes	—	—	—	—

Balances as of December 31, 2015	23,697	52,168	59	75,924

Accounting effects:

(i)	Employee benefits and staff salaries are recorded in “Personnel salaries expenses.”
(ii)	Mandatory dividends are recorded in the Equity Statement, against “Accrual for mandatory dividends.”
(iii)	The contingency provisions/(releases) are included in Other Operating (Expenses)/Income, depending on whether they are debit or a credit. The provision balance changes during 2016 and 2015, shown below:

	As of December 31,
	Notes		2016	2015
			MCh$	MCh$

Balances as of January 1,			59	23
Established provision	31b	)	8,952	81
Provision released	31a	)	—	(5)
Integration Itaú Corpbanca			1,019	—
Others			(306)	(40)

Total			9,724	59

c)	Provisions employee benefits and staff salaries.

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$

Employee benefits:
Long-term employee benefits (i)	7,950	—	—
Pension Plan (ii)	34,768	—	—
Severance (iii)	472	—	—

Retirement benefit plan (iv)	439	—	—

Total Provision for employee benefits	43,629	—	—

Provision for vacations (1)	13,122	4,326	3,929
Others (1)	32,544	19,371	15,764

Total	89,295	23,697	19,693

(1)	Short-term personnel benefits.

(i) Long-term employee benefits.

The Bank’s employees are entitled to receive years of service awards starting with the 5th year employment anniversary and each five years thereafter. This award is paid in the month when the employee celebrates his/her corresponding employment anniversary.

1.- Assumptions used

The main assumptions used in the valuation are presented in the following tables:

	As of December 31,		As of January 1,
	2016	2015	2015
	%	%	%
Summary of economic assumptions
Discount rate(s)	6.75	—	—
Expected rate(s) of salary increase	5.50	—	—

Summary of key demographic hypotheses

Retirement Age	62 years (men) and 57 years (women), both with 20 years of service or 30 years of service with no age requirement.
Mortality	RV-08 mortality table “Annuitants Valid” Colombian market.

2.- Methodology

Cost Method

To determine the cost of benefits, the method of the Projected Unit Credit (PUC) was used, according to the provisions of IAS 19 (revised 2011). Under the PUC method, the “projected accrued benefit” is calculated for each benefit. For all active members of the plan, the “projected accrued benefit” is based on the formula of the Plan and the years of service to the date of calculation, but using a salary average, social security benefits and others, projected to the age at which it is assumed that the employee will no longer provide services. The defined benefit obligation is the present value of the “projected benefits accrued.”

Method applied to assets

The plan does not have its own assets.

Others

The movements in the present value of the defined benefit obligation and the amounts recognized in the statement of income in respect of this award are determined using the projected unit credit method and consisted of the following:

Changes in provision:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$

Present value of obligations as of April 1	6,886	—	—
Cost of net profit	970	—	—
Payments	(439)	—	—
Increase in provision	504	—	—
Others	29	—	—

Total	7,950	—	—

Cost of net profit

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$

Current services cost	640	—	—
Interest expense on obligation	330	—	—

Total	970	—	—

(ii) Pension Plan

The retirement pension liability is recorded based on the present value of the pension obligation for employees who meet certain statutory requirements as to age, length of service and other, determined in accordance with actuarial adjustments under the existing Colombian law.

The present value of the defined benefit obligation was measured using the Projected Unit Credit Method and Other long-term employee benefits.

1.-Assumptions used:

The principal assumptions used in the valuation are presented in the following tables:

	As of December 31,		As of January 1,
	2016	2015	2015
	%	%	%

Summary of economic hypotheses
Discount rate(s)	7.25	—	—
Expected rate(s) of salary increase	3.00	—	—
Inflation rate	3.00	—	—

2.-Methodology

Cost Method

To determine the cost of benefits, the method of the Projected Unit Credit (PUC) was used, according to the provisions of IAS 19 (revised 2011). Under the PUC method, the “projected accrued benefit” is calculated for each benefit. For all active members of the plan, the “projected accrued benefit” is based on the formula of the Plan and the years of service to the date of calculation, but using a salary average, social security benefits and others, projected to the age at which it is assumed that the employee will no longer provide services. The defined benefit obligation is the present value of the “projected benefits accrued.”

The service cost is the amount of benefits earned in the year by the active members as a result of a year of credited service value.

The interest cost for the year is the interest on the defined benefit obligation.

Method applied to assets

The plan does not have its own assets

Others

Amounts respect of these defined benefit plans were as follows:

Changes in provision:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$

Present value of obligations as of April 1	31,149	—	—
Interest expense on obligation	1,081	—	—
Payments	(1,349)	—	—
Actuarial loss	3,761	—	—
Others	126	—	—

Total	34,768	—	—

(iii) Severance

The benefit is equivalent to one month’s salary, adjusted for the application of severance factor (defined as the sum of 12 basic salaries plus additional payments does not constitute salary) per year of service and corresponding fraction.

1.- Assumptions used

The main assumptions used in the valuation are presented in the following tables:

	As of December 31,		As of January 1,
	2016	2015	2015
	%	%	%

Summary of economic hypotheses
Discount rate(s)	6.75	—	—
Expected rate(s) of salary increase	5.50	—	—
Inflation rate	3.00	—	—

2.- Methodology

Cost Method

To determine the cost of benefits, the method of the projected unit credit (PUC) was used.

Method applied to assets

The plan does not have its own assets.

Others

Amounts recognized respect of these defined benefit plans were as follows:

Changes in provision

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$
Present value of obligations as of April 1	348	—	—
Current service cost	21	—	—
Interest expense on obligations	16	—	—
Actuarial losses	159	—	—
Benefits paid	(74)	—	—
Other- exchange rate differences	2	—	—
Closing defined benefit obligation	—	—	—

Total	472	—	—

(iv) Retirement benefit plan

This plan corresponds to the payment of a fixed amount in pesos at the time of retirement of the employee.

1.- Assumptions used

The main assumptions used in the valuation are presented in the following tables:

	As of December 31,		As of January 1,
	2016	2015	2015
	%	%	%

Summary of economic hypotheses
Discount rate(s)	7.25	—	—
Expected rate(s) of salary increase	5.00	—	—
Inflation rate	3.00	—	—

2.- Methodology

Cost Method

To determine the cost of benefits, the method of the projected unit credit (PUC) was used.

Method applied to assets

The plan does not have its own assets.

Others

Amounts recognized respect of these defined benefit plans were as follows:

Changes in provision

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$
Present value of obligations as of April 1	329	—	—
Current service cost	20	—	—
Interest expense on obligations	17	—	—
Actuarial (gain)/losses	—	—	—
Benefits paid	72	—	—
Other- exchange rate differences	1	—	—

Total	439	—	—

(v) Summary effects in Other Comprehensive Income (OCI)

	2016	2015
	MCh$	MCh$
Pension Plan	3,761	—
Severance	159	—
Retirement benefit plan	—	—

Total loss	3,920	—

(vi) Actuarial Valuation Nature

Future actuarial calculations may differ with respect to the calculations presented, due to the following factors:

•	The experience of the plans differs from those anticipated by economic and demographic hypotheses selected.

•	Changes in economic and demographic assumptions.

•	Increases or decreases expected as a natural part of the operation of the methodology for these calculations (example, the end of the amortization period or additional costs based on the funding status of the plan).

•	Changes in the characteristics of the plan or applicable law, and with respect thereto, there are no significant events affecting the results presented since the last valuation

(vii) Expected future payments

2016	Long-term employee benefits	Pension Plan	Severance	Retirement benefit plan
	MCh$	MCh$	MCh$	MCh$
Fiscal year 2017	946	3,482	60	33
Fiscal year 2018	1,008	3,312	23	11
Fiscal year 2019	806	3,146	45	12
Fiscal year 2020	953	2,963	63	23
Fiscal year 2021	1,136	2,773	42	26
Fiscal year 2022-2031 (combined)	5,590	12,510	366	242

2015	Long-term employee benefits	Pension Plan	Severance	Retirement benefit plan
	MCh$	MCh$	MCh$	MCh$
Fiscal year 2016	—	—	—	—
Fiscal year 2017	—	—	—	—
Fiscal year 2018	—	—	—	—
Fiscal year 2019	—	—	—	—
Fiscal year 2020	—	—	—	—
Fiscal year 2021-2031 (combined)	—	—	—	—

The average duration of the obligation for these plans is: 13.1 years (long-term benefits); 14.5 years (Pension plans); 5.5 years (Retirement plan) and 12.8 years (Retirement benefit plan).

NOTE 20 OTHER LIABILITIES AND LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

a)	As of December 31, 2016, 2015 and January 1, 2015 the other liabilities are as follows:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$

Accounts and notes payable (1)	190,111	24,638	40,090
Dividends payable	298	—	—
Income received in advance	6,383	1,876	1,706
Valuation adjustments for hedges	—	1,142	51
Creditors through intermediation	22,648	20,030	4,398
Guarantees constituted by threshold effect (2)	49,776	—	—
Others liabilities	594	4,794	2,464

Total	269,810	52,480	48,709

(1)	Group obligations for business operations, such as withholding taxes, social security contributions, balances due on purchases of materials, balances due on obligations for leasing contracts for acquisition of fixed assets and other.
(2)	Guarantees from financial operations.

b)	As of December 31, 2016, 2015 and January 1, 2015 liabilities directly associated with non-current assets held for sale are as follows:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$
Fair value liabilities SMU CORP S.A.	7,032	—	—

Total	7,032	—	—

NOTE 21 CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES

This section discloses information on contingencies of significant loss, contingent loans, contingent liabilities not reflected in the financial statements and other responsibilities, lawsuits or other legal actions involving the Bank and/or its Subsidiaries.

a)	Lawsuits and Legal Proceedings

•	As of the date of issuance of these Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its normal operations. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. These amounts are recorded as provisions in the Consolidated Statement of Financial Position.

	As of December 31,
	2016	2015
	MCh$	MCh$

Balance as of January, 1	59	23
Integration Itaú Corpbanca	1,019	—
Established provision	8,952	81
Provision released	—	(5)
Application of provisions	(17)	(40)
Others	(289)	—

Total	9,724	59

•	Via Ruling No. 16,191 dated December 30, 2015, the SBIF fined CorpBanca MCh$21,765 for violations of credit margins established in articles 84-1 and 85 of the General Banking Law (“GBL”) related to Chapter 12-3 of the SBIF’s Updated Standards. On January 18, 2016, CorpBanca filed an appeal with the Santiago Court of Appeals to challenge the fine in conformity with the GBL. On August 31, 2016, the Court of Appeals ruled in favor of CorpBanca and rendered all fines null and void. Five business days later, the SBIF filed a complaint against the appellate court ministers, which is being heard by the Supreme Court under Case No. 62,128-2016. The case is currently in the agreement stage.

•	On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court (“the State Court Lawsuit”) and a Request for Arbitration before the ICC International Arbitration Court (the “Arbitration”), against Itaú Corpbanca, alleging certain breaches of contract. These alleged breaches refer to (i) the amended shareholder agreement of HB Acquisition S.A.S. dated July 31, 2013 (“SHA”) and (ii) the Transaction Agreement (“TA”) dated January 29, 2014, as amended, which governs, among other matters, the merger between Itaú Chile S.A. and Corpbanca, by which Itaú Corpbanca was formed, and the potential acquisition by Itaú Corpbanca of certain shares of Corpbanca Colombia (the “Acquisition of the Shares under the TA”) on or before January 29, 2017. In the State Court Lawsuit, Helm LLC sought an injunction to support the arbitration to prevent the Acquisition of the Shares from taking place, which, as reported by Itaú Corpbanca as an Essential Event on December 20, 2016, was postponed until January 28, 2022. On December 30, 2016, Itaú Corpbanca filed its response to the motions filed by Helm LLC in accordance with the State Court Lawsuit and, later, on January 26, 2017, Helm LLC filed a notice to withdraw the State Court Lawsuit. The Arbitration has begun in accordance with applicable procedures. Itaú Corpbanca and Corpbanca Colombia (the latter as nominal defendant) filed their respective responses to the arbitration suit on February 14, 2017. Itaú Corpbanca believes that the actions filed in the Arbitration by Helm LLC have no grounds and Itaú Corpbanca has filed a countersuit against Helm LLC for breaching the SHA. Itaú Corpbanca has taken and will continue to take all steps necessary to enforce its rights under the SHA in accordance with applicable law.

•	Other legal actions have been filed against the Bank involving its normal operations. The Bank’s maximum exposure for these lawsuits amounts to approximately MCh$24,000. However, in management’s opinion, based on reports from the Legal Division as of year-end 2016 and 2015, it is not more likely than not that these lawsuits result in significant losses not foreseen by the Bank in these financial statements and, therefore, management has not recorded any provisions for them.

b)	Contingent Loans.

The following table contains the amounts for which the Bank and its Subsidiaries are contractually obliged to provide loans, maintain off-balance sheet accounts:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$
Collaterals and Guarantees	264,081	79,511	307,638
Confirmes foreign letters of credit	167	2,573	2,558
Letter of credit	64,216	33,081	40,321
Bank Guarantees	1,146,598	264,080	254,077
Cleared lines of credit	2,581,859	1,041,226	1,039,386
Other credit commitments	1,253,215	871,610	1,005,088
Other contingent loans	—	—	—

Total	5,310,136	2,292,081	2,649,068

c)	Responsibilities.

The Bank and its subsidiaries have the following responsibilities arising from the normal course of business maintain off-balance sheet accounts:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$
Third Party Operations
Collections	41,171	23,389	46,005
Transferred financial assets administred by the bank	883,902	216,954	162,523
Third party funds under management	1,165,764	—	—

Subtotal	2,090,837	240,343	208,528

Security Custody
Security in custody held by the bank	5,636,858	4,369,300	4,999,249
Securities in custody deposited in another entity	455,678	—	—
Bank-issued Securities	200,333	88,353	209,904

Subtotal	6,292,869	4,457,653	5,209,153

Commitments
Others	—	—	—

Subtotal	—	—	—

Total	8,383,706	4,697,996	5,417,681

d)	Guarantees, Contingencies and Other.

Banco CorpBanca Colombia S.A.

•	The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. Of the 178 outstanding civil and administrative proceedings, 105 are related to banking operations and 73 to ownership of leased assets. In aggregate, the lawsuits are seeking MCh$15,667. The likelihood of loss is considered potential in 4 cases, remote in 157 cases and probable in 17 cases. Based on this evaluation, the Bank has recorded a provision of MCh$834. The Bank has provisioned MCh$1,095 for labor proceedings. In aggregate, these lawsuits are seeking MCh$1,685. Of the 123 cases, the likelihood of loss is considered probable in 59 cases and remote in 64 cases.

CorpBanca Corredora de Seguros S.A.

•	In order to comply with Article 58, letter d) of DFL 251 of 1930, which states, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Superintendency of Securities and Insurance, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties that contract policies through the brokerage house,” the company has renewed the following (civil liability (a) and guarantee

(b))	policies:

Entity	From	End	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04/15/2016	04/14/2017	(a) 60,000 and (b) 500	CorpBanca Corredora de Seguros

Itaú Corredora de Seguros Limitada

•	As established in Article 58, letter D of DFL 251 and SVS Ruling No. 1,160, the company has taken out liability (a) and guarantee (b) policies to cover the risk of potential damages that could affect it and to ensure correct and full compliance with all obligations arising from its activities and, especially, regarding damages that may be incurred by insured parties that contract policies through the brokerage house.

Entity	From	End	Amount (UF)	Beneficiary
Consorcio Seguros Generales	04/15/2016	04/14/2017	(a) 60,000 and (b) 500	Itaú Corredora de Seguros

CorpBanca Corredores de Bolsa S.A.

•	With the exception of guarantees that must be established in the normal course of business in accordance with securities laws or regulations, as of December 31, 2016, the subsidiary does not have any real guarantees involving Bank assets established in favor of third parties.

•	As of December 31, 2016, the subsidiary had MCh$195 in doubtful accounts related to customer management. In the opinion of the Bank’s general counsel, not recovering the amounts owed could result in a loss for the subsidiary. Therefore, the subsidiary has recorded a provision in its financial statements of 100% of the amounts owed.

•	In compliance with articles 30 and 31 of Law No. 18,045 (Securities Market Law), the subsidiary has established an operational guarantee of UF 4,000 expiring on April 22, 2018, through Mapfre Compañía de Seguros Generales de Chile S.A., designating the Santiago Stock Exchange as the creditors’ representative.

•	On December 29, 2015, an employee dishonesty insurance policy with US$10,000,000 in coverage was purchased from Orión Seguros Generales, expiring December 29, 2016.

•	It has deposited equities valued at MCh$8,931 with the Securities Exchanges to guarantee simultaneous operations, as well as fixed income instruments and cash deposits that totaled MCh$5,171 to guarantee transactions in the Cámara de Compensación de Liquidación de Valores (CCLV)[27].

•	It has established guarantees for US$ 100,000, equivalent to MCh$66, and US$ 30,137.69, equivalent to MCh$20, to guarantee transactions with foreign traders.

CorpBanca Administradora General de Fondos S.A.

•	On December 29, 2015, CorpBanca Administradora General de Fondos S.A. purchased a bankers blanket bond (duration of one year) with Compañía Orion Seguros Generales to insure itself against employee dishonesty. The policy provides coverage of US$5,000,000 per claim and an annual aggregate of US$10,000,000.

•	On February 1, 2016, this subsidiary renewed a performance bond from Banco Santander on behalf of Corporación de Fomento de la Producción (CORFO)[28] to guarantee faithful and timely compliance of portfolio management obligations and payment of employment and social security obligations for the contracting party’s employees (expiring March 31, 2017, for UF15,000).

[27]	Is a corporation incorporated under Law No. 20,345 and the instructions issued by the SVS, whose objective is to manage systems for clearing and liquidating financial instruments, either acting as a Central Counterparty entity, for The equity and derivative securities markets, as well as the Clearing House for financial instruments for the fixed income securities markets, financial intermediation and simultaneous operations, and to carry out the other complementary activities authorized by the SVS.
[28]	Agency of the Government of Chile, under the Ministry of Economy, Development and Tourism, in charge of supporting entrepreneurship, innovation and competitiveness in the country, with the aim of promoting a society of more and better opportunities for all, contributing to economic and Combating inequality in Chile.

•	On March 23, 2016, the company’s Board authorized the subscription of units issued by the fund it manages known as Corp Inmobiliario I Private Investment Fund for up to UF6,000 in order to complete the resources needed to pay, at maturity, the bank loan taken out by the operating company to acquire the property.

•	On November 17, 2016, Corpbanca General Manager of Funds S.A took Corpbanca Guarantee, at sight for the sum of MCh$14 in favor of the Corporation for the Promotion of Production, with maturity on June 6, 2017, to guarantee the offer presented by the Company in public tender for the hiring of the Portfolio Management Service of CORFO And its Funds.

•	On December 29, 2016, CorpBanca Administradora General de Fondos S.A. extended the employee dishonesty insurance policy it had with Orion Seguros Generales S.A. until March 31, 2017.

Itaú BBA Corredor de Bolsa Limitada

•	To comply with article 30 of Law No. 18,045, the subsidiary has a performance bond in favor of Bolsa Electrónica de Chile (the Chilean Electronic Stock Exchange) to ensure correct and complete performance of all obligations as a securities intermediary. The beneficiaries of this guarantee are its present or future creditors as a result of its brokerage operations.

The performance bond is detailed as follows:

Entity	From	End	Amount (UF)	Beneficiary
Itaú Chile	06/30/2016	06/30/2017	20,000	Bolsa Electrónica de Chile

•	The subsidiary also has a comprehensive insurance policy to comply with Ruling No. 52 from Bolsa Electrónica de Chile.

The comprehensive insurance policy is detailed as follows:

Entity	From	End	Amount (ThUS$)	Beneficiary
Orion Seguros Generales S.A.	12/29/2016	03/31/2017	5,000 and 10,000	Bolsa Electrónica de Chile

•	The subsidiary established a pledge on its shares of Bolsa de Comercio de Santiago (Santiago Exchange) in favor of that company to guarantee compliance with its obligations arising from transactions carried out with other brokers.

•	As of December 31, 2016, a fixed income instrument totaling MCh$2,369 has been furnished as a guarantee to CCLV, Contraparte Central S.A.

•	The subsidiary has a performance bond as a representative of the beneficiaries of the guarantee in articles 98 and 99 of Law No. 20,172, in order to guarantee faithful and full compliance of our obligations as a Portfolio Manager.

The performance bond is detailed as follows:

Entity	From	End	Amount (UF)	Beneficiary
Itaú Chile	06/14/2016	06/16/2017	10,000	Itaú Chile

NOTE 22 EQUITY

The business combination29 (reverse acquisition) accounted as established in IFRS 3 requires for the consolidated financial statements after the merger (from April 1, 2016 forward) to be prepared under the name of the legal acquirer (the acquiree for accounting purposes, or CorpBanca, the merged entity, which will take the name Itaú-Corpbanca), and presenting in these notes the financial information of the legal acquiree (the acquirer for accounting purposes, or Banco Itaú Chile), for comparative figures from 2015, and for the period from January-March 2016, but for the April-December period those generated by Itaú-Corpbanca), with an adjustment that will be made retroactively in the legal capital of the acquirer for accounting purposes (Banco Itaú Chile) that reflects the legal capital of the acquiree for accounting purposes (CorpBanca). That adjustment is required to reflect the capital of the legal acquirer (the acquiree for accounting purposes).

a)	Movement in Shareholders’ equity accounts (attributable to equity holders of the Bank)

The information for the year 2015 for comparative purposes corresponds to the information disclosed by Banco Itaú Chile, which has been restated by the exchange ratio for the business combination of 80,240.28252 shares of the merged bank for every 1 share of Banco Itaú Chile.

As described above, as of December 31, 2016 and 2015, the Bank’s issued shares are represented by the following detail, ordinary shares authorized, subscribed and paid, with no par value, detailed below:

	Ordinary Shares
	2016	2015
	(number)	(number)

Issued as of January 1,	115,039,690,651	115,039,690,651
Issuance of paid shares	57,008,875,206	—
Issuance of outstanding shares	—	—
Repurchase of Bank’s issued shares (treasury shares)	—	—
Sale of bank own issued shares	—	—
Increase in shares for Itaú-CorpBanca business combination	340,358,194,234	—

Total	512,406,760,091	115,039,690,651

i.	Purchases and Sales of Bank Shares.

As of December 31, 2016 and 2015, there were no purchase or sale transactions by the Bank involving its own shares.

ii.	Subscribed and Paid Shares.

201630

As of December 31, 2016, the Bank’s paid capital is represented by 512,406,760,091 subscribed and paid common shares with no par value, totaling MCh$1,862,826.

On March 22, 2016, Banco Itaú Chile’s capital was increased by MCh$392,813, through the subscription of 710,477 of the bank’s single-series shares with no par value (equivalent to 57,008,875,206 shares of the merged bank based on the exchange ratio for the business combination), which were subscribed and paid by ITB Holding Brasil Participações Ltda., a wholly owned subsidiary of Itaú Unibanco Holding S.A., within the framework of the merger of Banco Itaú Chile and CorpBanca and in compliance with the “Transaction Agreement” signed on January 29, 2014.

2015

As of December 31, 2015, the Bank’s paid-in capital is represented by 115,039,690,651 common shares with no par value, subscribed and paid, for a total of MCh$781,559. It is important to note that the number of shares has been restated based on the exchange ratio for the business combination and the value in MCh$ is restated to reflect the legal capital of the legal acquirer as established in IFRS 3 for a reverse acquisition.

[29]	For more information on the transaction, see Note 2, Section 3.
[30]	The accounting acquiree, Corpbanca, made a capital increase of MCh$401,424, as a result of the capitalization of the reserves generated by over-price paid in share placement (registered since 2014).

iii. Profit Distribution.

201631

At an ordinary meeting of the shareholders of Banco Itaú Chile on March 11, 2016, shareholders agreed to distribute MCh$52,168 in earnings, representing 50% of profit for the year 2015.

2015

At an extraordinary meeting of the shareholders of Banco Itaú Chile on June 11, 2015, shareholders agreed to reduce the profits for the year 2014 that they had agreed to distribute as dividends at the ordinary meeting on March 12, 2015, totaling MCh$42,847, to MCh$26,448, corresponding to 30.86% of distributable profits for the year ended December 31, 2014.

At an ordinary general meeting of the shareholders of Banco Itaú Chile on March 12, 2015, shareholders agreed to distribute MCh$42,847 in earnings, representing 50% of profit for the year ended December 31, 2014.

b)	List of major shareholders.

As of December 31, 2016 the shareholder composition is as follow:

	Common Stock Year 2016
	N° of Shares	Share%
CORP GROUP BANKING SA	137,927,850,073	26.92000	(**)
ITAU UNIBANCO HOLDING SA	115,039,610,411	22.45000	(*)
ITB HOLDING BRASIL PARTICIPACOES LTDA	57,008,875,206	11.13000	(*)
BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	34,697,252,144	6.77000
BANCO SANTANDER POR CUENTA DE INV EXTRANJEROS	24,021,718,245	4.69000
COMPANIA INMOBILIARIA Y DE INVERSIONES SAGA SPA	20,918,245,555	4.08000	(**)
BANCO ITAU CORPBANCA POR CTA DE INVERSIONISTAS EXTRANJEROS	16,896,763,861	3.30000
DEUTSCHE BANK TRUST COMPANY AMERICAS (ADRS)	12,208,319,000	2.38000
SIERRA NEVADA INVESTMENTS CHILE DOS LTDA	10,908,002,836	2.13000	(*)
MONEDA SA AFI PARA PIONERO FONDO DE INVERSION	9,817,092,180	1.92000
SANTANDER CORREDORES DE BOLSA LIMITADA	6,439,100,000	1.26000
CORPBANCA CORREDORES DE BOLSA SA	5,924,676,733	1.16000
BTG PACTUAL CHILE S A C DE B	4,263,874,365	0.83000
CIA DE SEGUROS DE VIDA CONSORCIO NACIONAL DE SEGUROS SA	3,668,476,754	0.72000
BCI C DE B S A	3,385,042,102	0.66000
VALORES SECURITY S A C DE B	3,189,647,829	0.62000
CONSORCIO C DE B S A	2,666,153,592	0.52000
COMPANIA DE SEGUROS CONFUTURO S.A.	2,594,977,357	0.51000
INMOB E INVERSIONES BOQUINENI LTDA	2,353,758,526	0.46000
BANCHILE C DE B S A	2,343,983,311	0.46000
LARRAIN VIAL S A CORREDORA DE BOLSA	2,147,884,847	0.42000
INV LAS NIEVES S A	1,954,622,415	0.38000
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	1,890,725,224	0.37000
MBI ARBITRAGE FONDO DE INVERSION	1,824,850,780	0.36000
CRN INMOBILIARIA LIMITADA	1,760,461,049	0.34000
OTHERS	26,554,795,696	5.16000

TOTAL	512,406,760,091	100.00000%

(*)	The controlling group Itaú Unibanco Holding S.A. has a total interest of 35.71%.
(**)	CorpGroup has an interest of 31.00%, which includes 182,125,023 shares of Saga under custody.

[31]	The accounting acquiree, Corpbanca, with respect to its profits for the year 2015, at the Ordinary Shareholders’ Meeting held on March 11, 2016, agreed to distribute earnings of MCh$100,886 corresponding to 50% of the profit in addition to retained earnings, to distribute MCh$3,196, equivalent to $0.3058171 per share.

As of December 31, 2015 the shareholder composition is as follow:

	Common Stock
	Year 2015 (*)
	N° of Shares	Share%
ITAU UNIBANCO HOLDING S.A.	115,039,610,411	99.99993	(*)
BORIS BUVINIC G.	80,240	0.00007

TOTAL	115,039,690,651	100.00000%

(*)	The number of shares for the year 2015 (1,433,689 of Itaú Unibanco Holding and 1 of Boris Buvinic G.) are restated based on the exchange ratio for the business combination that gave rise to Itaú-Corpbanca, in accordance with current international standards.

c)	Dividends.

The distribution of dividends of the Bank is as follows32:

Year	Income attributable to equity holders	To reservesor retained earnings	Intended Dividends	Percentage distributed	N° of shares	N° of shares restated (*)	Dividend per share in Ch$
	MCh$	MCh$	MCh$	%

2015 (Shareholders Meeting, March 2016)	104,336	52,168	52,168	50.00	1,433,690	115,039,690,651	36,387

2014 (Shareholders Meeting, Junio 2015)	85,693	59,245	26,448	30.86	1,433,690	115,039,690,651	18,448

(*)	This corresponds to the total number of shares of Banco Itaú Chile restated based on the exchange ratio for the business combination that gave rise to Itaú-Corpbanca.

d)	Basic and Diluted Earnings.

The equity structure of the Consolidated Financial Statements prepared after the reverse acquisition (from April 1, 2016), will reflect the equity structure of the legal acquirer, including the equity interests issued by the legal acquirer in order to complete the business combination.

The average weighted number of outstanding common shares (the denominator in the calculation of earnings per share) for the period in which the reverse acquisition has occurred is calculated as follows:

a.    the number of outstanding common shares from the beginning of that period until the date of acquisition (i.e. January 1 to March 31, 2016) must be calculated on the basis of the average weighted number of outstanding common shares of the legal acquiree (accounting acquirer, Bank Itaú Chile) during the period multiplied by the exchange ratio established in the merger agreement; and

b.    the number of outstanding common shares from the date of acquisition until the end of that period (i.e. April 1 to December 31, 2016) must be the real number of common shares that the legal acquirer (accounting acquiree, CorpBanca) has had outstanding during that period.

Basic earnings per share for each comparative year prior to the date of the acquisition presented in the Consolidated Financial Statements after a reverse acquisition must be calculated by dividing:

a.    the profit of the legal acquiree (Bank Itaú Chile) attributable to the common shareholders in each of those periods by

b.    the historical weighted average of the number of common shares outstanding of the legal acquiree multiplied by the exchange ratio established in the acquisition agreement.

Therefore, in order to calculate basic and diluted earnings, the value for number of shares as of December 2015 for Bank Itaú Chile has been restated based on the exchange ratio for the business combination.

[32]	Figures are presented as required by local regulations.

As of the years ended December 31, 2016 and 2015 basic earnings and diluted earnings, attributable to the equity holders of the bank, is as follows:

	As of December 31,
	2016		2015
	N° of Shares	Total	N° of Shares	Total
	Millions	MCh$	Millions	MCh$

Basic and diluted earnings per share
Basic earnings per share
Net income attributable to the equity holders	—	14,407	—	105,757
Weighted average number of shares outsatnding	415,165	—	115,040	—
Assumed Convertible Debt Conversion	—	—	—	—
Adjusted number of shares	415,165	—	115,040	—
Basic earning per share (Chilean pesos)	—	0.035	—	0.919

Diluted earnings per share
Net income attributable to the equity holders	—	14,407	—	105,757
Weighted average number of shares outsatnding	415,165		115,040	—
Diluted effect
Assumed Convertible Debt Conversion	—	—	—	—
Conversion of common shares	—	—	—	—
Options rights	—	—	—	—
Adjusted number of shares	415,165		115,040	—
Diluted earning per share (Chilean pesos)		0.035	—	0.919

e)	Valuation Accounts.

Fair Value Reserve: This includes accumulated net changes in the fair value of investments available for sale until the investment is disposed of or there is a significant or prolonged decline in value.

Translation Reserves: This includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Bank Itaú Corpbanca (the Chilean peso).

Cash Flow Hedge Reserves: This includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability.

Foreign Investment Accounting Hedge Reserve: Corresponds to adjustments for hedges of net investments in foreign operations.

Defined benefit obligation: This includes the effects of complying with IAS 19.

f)	Other Comprehensive Income.

The following tables present movements in equity and income taxes attributable to the equity holders of the Bank for the years ended December 31, 2016 and 2015:

Other Comprehensive Income	2016	2015
	MCh$	MCh$

Financial instruments available for sale
Balance as of January 1,	(1,170)	(1,834)
Gains (losses) on remeasuring financial instruments available for sale, before tax	11,542	664

Total	10,372	(1,170)

Hedges of net investment in foreign operations
Balance as of January 1,	—	—
Gains (losses) on hedges of net investment in foreign operations, before tax	14,917	—

Total	14,917	—

Cash Flow Hedges
Balance as of January 1,	—	—
Gains (losses) on cash flow hedges, before tax	(5,603)	—

Total	(5,603)	—

Exchange differences on translation
Balance as of January 1,	—	—
Gains (losses) on exchange differences on translation, before tax	2,380	—

Total	2,380	—

Remeasurement of defined benefit obligation
Balance as of January 1,	—	—
Gains (losses) on remeasurement of defined benefit obligation, before tax	(2,598)	—

Total	(2,598)	—

Other Comprehensive Income, before tax	19,468	(1,170)

Income tax relating to components of other comprehensive income
Income tax relating to instruments available for sale
Balance as of January 1,	226	444
Income Tax Income and Loss Related to Available-for-Sale Instruments	(2,990)	(218)

Total	(2,764)	226

Income tax relating to hedges of net investment in foreign operation
Balance as of January 1,	—	—
Losses and gains from Income Tax relative to Foreign Coverage	(3,219)	—

Total	(3,219)	—

Income tax relating to cash flow hedges
Balance as of January 1,	—	—
Losses and gains from income tax related to hedges	1,345	—

Total	1,345	—

Income tax relating to defined benefit obligation
Balance as of January 1,	—	—
Income tax gains and losses on recognition of defined benefit obligations	722	—

Total	722	—

Totals Income tax in valuation accounts	(3,916)	226

Other comprehensive income after tax	15,552	(944)

g)	Rollforward for the year ended (OCI).

(i) Rollforward for the year ended (OCI) - Available for sale.

	12/31/2016	12/31/2015
	MCh$	MCh$

Opening Balance, Accumulated other comprehensive income	(1,170)	(1,834)
Amount recognized in other comprehensive income for de period	18,411	654
Amount reclassified from equity to profit or loss for the period	(6,869)	10

Ending balance, accumulated other comprehensive income	10,372	(1,170)

(ii) Rollforward for the year ended (OCI) - Cash flow hedges.

	12/31/2016	12/31/2015
	MCh$	MCh$

Opening Balance, Accumulated other comprehensive income	—	—
Amount recognized in other comprehensive income for de period	(5,603)	—
Amount reclassified from equity to profit or loss for the period	—	—

Ending balance, accumulated other comprehensive income	(5,603)	—

h)	Reserves.

This item is made up of Other Reserves not from profits33 of MCh$843,097 and Reserves from profits34 of MCh$451,011.

i)	Non-controlling interest:

This corresponds to the net amount of equity in the dependent entities attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them.

Non-controlling interest in the subsidiary’s equity and profit for the period is detailed as follows:

As of December 31, 2016
				Other Comprehensive Income
Subsidiaries	Non- controlling	Equity	Net income	Defined benefit obligation	Financial instruments available for sale	Exchange differences on trnaslation	Effect Variation Accounting Case Foreign Investment	Cash Flow hedges	Deferred Tax	Other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

SMU CORP S.A.	49.00%	437	—	—	—	—	—	—	—	—	—
Corredora de Seguros Helm	20.00%	601	78	—	—	—	—	—	—	—	78
Banco CorpBanca Colombia y Filiales	33.72%	237,917	(527)	(1,322)	3,876	(9,481)	(1,459)	—	(133)	(8,519)	(9,046)
Itaú Chile C. de Seguros Ltda.	99.90%	13	10	—	—	—	—	—	—	—	10
Itaú Chile Adm. General de Fondos S.A.	99.99%	1	1	—	—	—	—	—	—	—	1
Itaú BBA Corredor de Bolsa Ltda.	99.98%	—	—	—	—	—	—	—	—	—	—

		238,969	(438)							(8,519)	(8,957)

As of December 31, 2015
				Other Comprehensive Income
Subsidiaries	Non- controlling	Equity	Net income	Defined benefit obligation	Financial instruments available for sale	Exchange differences on trnaslation	Effect Variation Accounting Case Foreign Investment	Cash Flow hedges	Deferred Tax	Other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Chile C. de Seguros Ltda.	99.90%	51	8	—	—	—	—	—	—	—	8
Itaú Chile Adm. General de Fondos S.A.	99.99%	4	1	—	—	—	—	—	—	—	1
Itaú BBA Corredor de Bolsa Ltda.	99.98%	4	—	—	—	—	—	—	—	—	—

		59	9							—	9

[33]	The amounts presented in this item correspond to the adjustments made as a result of the business combination between Banco Itaú Chile and CorpBanca. See detail Note 2 Section 3.
[34]	Coming from Banco Itaú Chile see information in Note 2.

The non-controlling interest movement, we have the following:

	As of December 31,
	2016	2015
	MCh$	MCh$

Balances as of January 1,	59	50
Integration Itaú Corpbanca	247,867	—
Comprehensive income	(8,957)	9

Total	238,969	59

The main subsidiary with non-controlling interest of Itaú Corpbanca, is the following:

Entity name	Country	Group participation	Non-controlilling participation	Main Activity
Corpbanca Colombia	Colombia	66.28%	33.72%	Bank

The information representing the non-controlling interest of the above-named company, before consolidation elimination adjustments are as follows:

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$
Summary of Financial Statements
Current assets	5,502,852	—	—
Current liabilities	4,813,426	—	—

Net current assets	689,426	—	—
Non-current assets	1,780,581	—	—
Non-current liabilities	1,764,461	—	—

Net non-current assets	16,120	—	—
Net assets	705,546	—	—
Non-controlling interests accumulated	237,917	—	—

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$
Summary of Income Statement
Interest income and readjustments	482,806	—	—
Income of the period	(1,563)	—	—
Non-controlling interests income	(527)	—	—

	As of December 31,		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$
Statement of Cash Flow Statement
Cash flow from operating activities	(35,057)	—	—
Cash flow from investing activities	93,018	—	—
Cash flow from financing activities	(4,400)	—	—

Net increse (decrese) in cash flow	53,561	—	—

j)	Consolidated Comprehensive Income for the period.

	2016
Concepts	Holders of the Bank	Non-controlilling Interest	Total
	MCh$	MCh$	MCh$
Consolidated Income of the Period	14,407	(438)	13,969
Other Comprehensive Income Before Taxes
Instruments available for sale	11,542	3,876	15,418
Hedge in foreing operation	14,917	(1,459)	13,458
Cash flow hedge	(5,603)	—	(5,603)
Exchange differences on traslation	2,380	(9,481)	(7,101)
Defined benefit obligation	(2,598)	(1,322)	(3,920)

Total	35,045	(8,824)	26,221

Income taxes
Instruments available for sale	(2,990)	(1,035)	(4,025)
Hedge in foreing operation	(3,219)	534	(2,685)
Cash flow hedge	1,345	—	1,345
Defined benefit obligation	722	368	1,090

Total	(4,142)	(133)	(4,275)

Comprehensive Income of the period	30,903	(8,957)	21,946

	2015
Concepts	Holders of the Bank	Non-controlilling Interest	Total
	MCh$	MCh$	MCh$
Consolidated Income of the Period	105,757	9	105,766
Other Comprehensive Income Before Taxes
Instruments available for sale	664	—	664

Total	106,421	9	106,430

Income taxes
Instruments available for sale	(218)	—	(218)

Total	(218)	—	(218)

Comprehensive Income of the period	106,203	9	106,212

NOTE 23 INTEREST INCOME AND EXPENSE

This item comprises interests and readjustments accrued in the period by all financial assets whose implicit or explicit performance, is obtained by applying the effective interest rate method, independently if these are valued at fair value, as well as of the effect from accounting hedges.

a)	The composition of interest income and inflation-indexing for the years ended December 31, 2016 and 2015 is as follows:

	2016			2015
	Interest	Inflation (1)	Total	Interest	Inflation (1)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Investments under agreements to resell	25,550	—	25,550	916	—	916
Loans and receivables to banks	8,180	—	8,180	1,459	—	1,459
Commercial loans	772,704	100,381	873,085	198,585	67,977	266,562
Mortgage loans	155,101	79,655	234,756	60,188	58,433	118,621
Consumer loans	283,005	31	283,036	98,684	195	98,879
Financial investmens	67,683	11,032	78,715	9,576	11,305	20,881
Other interest income	8,427	466	8,893	4,557	1,488	6,045
Gain (loss) from accounting hedges (*)	(3,012)	—	(3,012)	(11,381)	—	(11,381)

Total	1,317,638	191,565	1,509,203	362,584	139,398	501,982

b)	The detail of interest expenses for the years ended December 31, 2016 and 2015 is the following:

	2016			2015
	Interest	Inflation (1)	Total	Interest	Inflation (1)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(78,147)	(173)	(78,320)	—	—	—
Investment under agreements to repurchase	(48,086)	—	(48,086)	(1,772)	—	(1,772)
Deposuts and time deposits	(419,661)	(39,720)	(459,381)	(122,326)	(38,575)	(160,901)
Borrowings from financial institutions	(45,801)	—	(45,801)	(16,790)	—	(16,790)
Debt issued	(156,168)	(79,126)	(235,294)	(45,468)	(50,274)	(95,742)
Other financial obligations	(142)	(197)	(339)	(204)	(291)	(495)
Other interest expenses	(905)	(2,261)	(3,166)	—	(2,992)	(2,992)
Gain (loss) from accounting hedges (*)	359	—	359	—	—	—

Total interest expenses	(748,551)	(121,477)	(870,028)	(186,560)	(92,132)	(278,692)

(1)	The inflation indexing is the result of changes in the Unidades de Fomento (“UF”). The UF is an inflation-index Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the Official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense respectively.
(*)	The mark to market adjustments are presented in this line for hedging derivatives used in hedging of assets except in the case of foreign currency hedges and cash flow hedges (cross-currency), their all-in mark to market adjustment is included in the foreign exchange gain (losses) (See Note 26 Net foreign exchange income (losses)).

NOTE 24 FEES AND INCOME FROM SERVICES

This item comprises the amount of all commissions accrued and paid in the period, except for those that form an integral part of the effective interest rate of the financial instruments, corresponds mainly to the following items:

a)	Commissions Income:

This item comprises the financial income of the period corresponding to remunerations generated by the services rendered by the entity and its subsidiaries correspond mainly to the following items:

	2016	2015
	MCh$	MCh$
Lines of credit and overdrafts	4,911	1,537
Letters of credit and guarantees	13,562	5,228
Card services	52,775	24,296
Account administration	10,171	2,014
Collection, billings and payments	24,813	2,271
Management and brokerage commisions for securities	9,454	6,940
Invetsments in mutual funds and others	23,614	11,760
Inssurance brokerage	21,477	6,230
Financial advisory	8,951	5,389
Commissions for student loan credits	3,354	965
Commissions for credit operations	2,572	56
Commissions for mortgage loans	1,023	1,192
Other payments for services rendered	12,768	4,319
Other fees earnes	4,356	9,178

Total income from services fees	193,801	81,375

b)	Commissions Expenses:

This item includes expenses for commissions accrued in the year for the operations, corresponds to the following items:

	2016	2015
	MCh$	MCh$
Credit card transactions	(29,376)	(8,021)
Securities transactions	(3,328)	—
Commision paid through Chilean clearing house (ACC)	(1,348)	—
Foreign trade transactions	(1,309)	—
Customer loyalty program benefits	(3,232)	—
Loan services to customers	(4,385)	—
Other paid commissions	(27)	(2,266)

Total expenses from services fees	(43,005)	(10,287)

Commissions earned on loans with letters of credit are recorded in the Statement of Income under “Interest income.”

NOTE 25 NET TRADING AND INVESTMENT INCOME

Includes the amount of adjustments for variation of financial instruments, except those attributable to interest accrued by applying the effective interest rate method of value adjustments of assets, as well as the results obtained in its sale.

Trading and investment income recognized on the Consolidated Statements of Income for the years ended December 31, 2016 and 2015 is as follows:

	2016	2015
	MCh$	MCh$

Trading instruments (securities)	40,893	1,762
Trading instruments (derivatives) (1)	44,499	(47,769)
Other financial investments at fair value with effect on profit or loss	18,863	11,416
Financial investments available-for-sale realized gain (loss) (*)	7,998	1,409
Other	699	—

Total	112,952	(33,182)

(*)	Results generated by instruments available for sale mainly composed by the following:

•	Fair value adjustments recognized in the results. This includes transfers to results, generated on exercise, of the fair value adjustments by selling of those instruments available for sale.

•	Results generated from sales and / or liquidation, corresponding to the difference between the value obtained as compensation and the fair value of the instruments transferred.

(1)	The gains (losses) on trading instruments (derivatives) as of December 31, 2016 and 2015 is as follow:

	As of December 31,
Gain / (Loss)	2016	2015
	MCh$	MCh$

Foreign currency forwards	38,992	(34,906)
Interest rate swaps	9,796	2,605
Foreign currency swaps	(1,896)	(15,468)
Foreign currency call options	(1,954)	—
Foreign currency put options	(439)	—

Total	44,499	(47,769)

NOTE 26 NET FOREIGN EXCHANGE INCOME (LOSSES)

This item includes the income earned from foreign currency trading, the differences arise from converting monetary items in a foreign currency to the functional currency and those generated by non-monetary assets in a foreign currency at the time of their disposal.

The detail of net foreign exchange gains (losses) for the years ended December 31, 2016 and 2015 is as follows:

	2016	2015
	MCh$	MCh$
Gains (losses) of foreign currency exchange differences
Net gains (losses) of foreign currency exchange positions	(30,191)	75,873
Other foreign currency exchange gains (losses)	1,202	(1,412)

Subtotal	(28,989)	74,461

Gains (losses) of exchange rate readjustments
Adjustment to loan to customers	14	—
Adjustment to investment instruments	(121)	—
Adjustments to deposits and saving account	10	—
Fair value gains (losses) on foreign currency hedging derivatives (1) (*)	(19,762)	—

Subtotal	(19,859)	—

Total	(48,848)	74,461

(1)	Correspond to current earnings related to hedging foreign currency assets and liabilities. Different information to disclose in Note 23 Interest Income and Expense and Note 25 Net Trading and Investment Income.
(*)	The Fair value gains (losses) on hedging derivatives as of December 31, 2016 and 2015 is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$
Fair value hedges	(17,281)	—
Cash flow hedges	20,687	—
Net investment in foreign operation	(23,168)	—

Total	(19,762)	—

NOTE 27 PROVISION FOR LOAN LOSSES

a)	The changes in provision for loan losses recorded on the income statement for the years ended December 31, 2016 and 2015 is as follows:

		Loans and receivables from customers
2016	Loans and receivables from banks	Commercial loans	Mortgage loans	Consumer loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Recognized provision
Individually evaluated	(307)	(387,737)	—	—	(388,044)
Collectively evaluated	—	(49,218)	(38,837)	(198,242)	(286,297)

Charge to income for provisions recognized	(307)	(436,955)	(38,837)	(198,242)	(674,341	)(*)

Released provisions
Individually evaluated	286	251,582	—	—	251,868
Collectively evaluated	—	22,242	34,589	96,381	153,212

Charge to income for provisions used	286	273,824	34,589	96,381	405,080	(*)

Recovery of assets previously written-off	—	8,898	1,285	13,088	23,271

Net charge to income	(21)	(154,233)	(2,963)	(88,773)	(245,990)

		Loans and receivables from customers
2015	Loans and receivables from banks	Commercial loans	Mortgage loans	Consumer loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Recognized provision
Individually evaluated	(255)	(80,424)	—	—	(80,679)
Collectively evaluated	—	(20,953)	(12,827)	(85,149)	(118,929)

Charge to income for provisions recognized	(255)	(101,377)	(12,827)	(85,149)	(199,608	)(*)

Released provisions
Individually evaluated	238	71,558	—	—	71,796
Collectively evaluated	—	13,388	8,403	54,787	76,578

Charge to income for provisions used	238	84,946	8,403	54,787	148,374	(*)

Recovery of assets previously written-off	—	1,871	616	5,818	8,305

Net charge to income	(17)	(14,560)	(3,808)	(24,544)	(42,929)

(*)	The amounts disclosed in the Consolidated Statements of Cash Flows are detailed below:

	2016	2015
	MCh$	MCh$
Charge to income for provisions recognized	674,341	199,608
Credit to income for provisions used	(405,080)	(148,374)

	269,261	51,234

b)	The break down by type of loan, whether assessed collectively or individually, for established and released provision amounts, respectively, is as follows:

		As of December 31, 2016
		Established Provision			Released Provision
	Note	Individual analysis	Group Analysis	Total	Individual analysis	Group Analysis	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial Loans		(387,737)	(49,218)	(436,955)	251,582	22,242	273,824
Mortgage Loans		—	(38,837)	(38,837)	—	34,589	34,589
Consumer Loans		—	(198,242)	(198,242)	—	96,381	96,381

Subtotal	10	(387,737)	(286,297)	(674,034)	251,582	153,212	404,794

Banks	9	(307)	—	(307)	286	—	286

Total		(388,044)	(286,297)	(674,341)	251,868	153,212	405,080

		As of December 31, 2015
		Established Provision			Released Provision
	Note	Individual analysis	Group Analysis	Total	Individual analysis	Group Analysis	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial Loans		(80,424)	(20,953)	(101,377)	71,558	13,388	84,946
Mortgage Loans		—	(12,827)	(12,827)	—	8,403	8,403
Consumer Loans		—	(85,149)	(85,149)	—	54,787	54,787

Subtotal	10	(80,424)	(118,929)	(199,353)	71,558	76,578	148,136

Banks	9	(255)	—	(255)	238	—	238

Total		(80,679)	(118,929)	(199,608)	71,796	76,578	148,374

In management’s opinion, the credit risk provisions established cover all losses that may arise from estimated incurred loan losses, based on the information examined by the Bank and its subsidiaries.

NOTE 28 PERSONNEL SALARIES EXPENSES

Personnel salaries expenses for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
	MCh$	MCh$

Personnel remunerations	(148,073)	(54,129)
Bonus and gratifications/awards	(53,669)	(22,660)
Severances indemnities	(32,704)	(3,458)
Training expenses	(1,050)	(543)
Other personnel expenses	(10,169)	(5,921)

Total	(245,665)	(86,711)

NOTE 29 ADMINISTRATION EXPENSES

Administration expenses for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
	MCh$	MCh$

Maintenance and repair of fixed assets	(23,226)	(5,209)
Office rental	(26,308)	(6,987)
Equipment rentals	(2,649)	(461)
Inssurance premiums	(14,953)	(1,373)
Office supplies	(2,004)	(663)
IT and communications expense	(25,860)	(14,354)
Lighting, heating and other services	(4,240)	(935)
Security Service and transportation of securities	(3,469)	(916)
Public relations expense and staff travel expenses	(2,427)	(973)
Legal and Notary Costs	(7,232)	(1,899)
Technical report fees	(7,096)	(1,167)
Professional services fees	(2,535)	(434)
Securities classification fees	(888)	(561)
Fines	(728)	(8)
Comprehensive management ATMs	(5,855)	—
Management of outsourced temp services	(201)	—
Postage and mailing expenses	(2,864)	—
Internal events	(237)	—
Miscellaneous contributions	(732)	—
Credit card management	(2,609)	—
Other administration expenses	(28,181)	(17,883)

Subtotal	(164,294)	(53,823)

Subcontracted services
Data processing	(14,369)	(3,153)
Sales	(435)	—
Others	(8,805)	(2,179)

Subtotal	(23,609)	(5,332)

Board of Directors Expenses
Remunerations	(1,056)	(72)
Other Board of Directors Expenses	—	—

Subtotal	(1,056)	(72)

Marketing and advertising	(8,322)	(2,586)

Real estate taxes, contributions and levies
Real estate taxes	(443)	(228)
Patents	(1,665)	(805)
Other taxes (*)	(29,591)	(1,720)
Contributions to SBIF	(6,224)	(2,265)

Subtotal	(37,923)	(5,018)

Total	(235,204)	(66,831)

(*)	This amount corresponds primarily to taxes other than income taxes that affect Banco CorpBanca Colombia and its Subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

NOTE 30 DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	Depreciation and amortization expenses as of December 31, 2016 and 2015 were as follows:

		2016	2015
	Notes	MCh$	MCh$
Depreciation and amortization
Depreciation of property,plant and equipment	13	(13,834)	(4,404)
Amortization of intangible assets	12	(49,858)	(5,381)

Balances		(63,692)	(9,785)

b)	Impairment losses for the years ended December 31, 2016 and 2015 are detailed below:

	2016	2015
	MCh$	MCh$
Impairment of financial investments available-for-sale	—	—
Impairment of financial investments held-to-maturity	—	—

Subtotal financial assets (i)	—	—

Impairment of property, plant and equipment (*)	(351)	—
Impairment of goodwill and intangibles	—	—

Subtotal Non-financial assets (ii)	(351)	—

Total	(351)	—

(*)	Impairment for technological obsolescence as a result of new regulations on ATMs (Decree 222 dated October 30, 2013 from the Ministry of Internal Affairs and Public Safety of Chile), accounted for in accordance with IAS 36 Impairment of Assets. See Note 13 Property, Plant and Equipment, letter c).

At each reporting date, Banco Itaú Corpbanca and its subsidiaries (the Group) will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

The Bank has defined two CGUs: CGU Chile35 and CGU Colombia36,these CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by senior management because their contributions to the consolidated entity can be identified independently. It is important to mention that these CGUs are consistent with the Bank’s operating segments (See Note 4).

Goodwill impairment testing at December 31, 2016

1.	Goodwill Impairment Testing.

In January 2014, Itaú Unibanco (Brazil), Banco Itaú (Chile), CorpBanca (Chile) and CorpGroup (Chile) signed an agreement establishing a strategic partnership for their operations in Chile and Colombia by merging the banks CorpBanca and Banco Itaú Chile. The merger was completed on April 1, 2016, once the respective authorizations were obtained in Brazil, Chile and Colombia, recording and allocating goodwill as follows:

	As of December 31,
Goodwill	2016	2015
	MCh$	MCh$

Chile	904,868	—
Colombia	240,440	—

Total	1,145,308	—

[35]	CGU Chile is comprised of Banco Itaú CorpBanca and its Chilean subsidiaries plus the New York branch.
[36]	CGU Colombia is comprised of Banco CorpBanca Colombia and its Colombian subsidiaries plus Helm Corredor de Seguros S.A.

Variables used by the bank

In terms of information sources, management based the projections of its CGUs (CGU Chile and CGU Colombia) on the following aspects: Revenue was forecasted by taking into account mainly the strategic growth they wanted to achieve with the merger (Itaú Corpbanca), GDP (Gross Domestic Product) growth for both countries, economic growth expectations for both economies and the expected increase in market share.

The market shares of Itaú Corpbanca and CorpBanca Colombia are expected to report sustained growth in upcoming years in both loans and deposits, based on the following factors:

(i) The long-term economic outlooks for both countries.

(ii) Bank usage levels mainly in the Colombian market.

(iii) Implementation of the commercial strategy in order to achieve the target market share set by management.

The new bank, which was formed from the aforementioned merger (See Note 2) still boasts sound solvency figures, which gives it room for reinvestment if necessary and, consequently, improved conditions for growth.

Expenses were forecasted in a similar manner, based on desired post-merger growth targets, synergies and economies of scale. Points worth highlighting include:

(i) Revenue comes mainly from interest (generated by average portfolio balances with respect to their interest rates), fees (generated by transactions with products) and net financial operating income (gains and losses from transactions with financial instruments).

(ii) Expenses consist mainly of interest (paid in deposit products with respect to agreed rates), credit risk provisions (related to loans) and, lastly, other expenses (administrative and personnel expenses and amortization).

The recoverable amount of the Chile and Colombia CGUs has been determined using the income approach for valuing assets, relying mainly on the dividend discount model. This methodology considers the cash flow to be generated by dividends distributed to its shareholders on a perpetual horizon, discounted at their equity cost rate as of the valuation date in order to be able to estimate the economic value of the company’s equity, using cash flow projections derived from financial assumptions approved by management.

1.1 Key assumptions used in calculating the recoverable amount.

The values assigned to the key assumptions are an evaluation by senior management of future industry trends based on both external and internal sources. The key assumptions used in calculating the recoverable amount are summarized below and detailed in subsequent sections:

	As of December 31, 2016
Main assumptions	Chile	Colombia
Period of Projection and Perpetuity (years).	7.00	7.00
Growth rates Perpetuity (%)	4.00	5.60
Projected inflation rates (%)	3.00	3.20
Discount rate (%)	12.00	12.40
Tax rate (%)	26.90	34.80
Solvency index limit (%)	10.00	9.00

a. Period of Projection and Perpetuity

The recoverable amount has been determined using cash flows based on budgets approved by senior management. Cash flows beyond this time horizon have been extrapolated using the growth rate described in the preceding table. The growth rates used do not exceed the average long-term growth rate for the market in which the CGUs operate.

Cash flow projections are for 7 years (2023) after which a present value is calculated for cash flows in perpetuity in order to increase the dividend payment used in perpetuity without decreasing the solvency ratio.

Management’s decision to increase projections from 5 to 7 years reflects the development expectations for the corporate integration plan. This plan is designed to better capture the opportunities for value creation of the CGUs. In addition, the merger between Banco CorpBanca and Itaú Chile gave rise to a new banking institution, Itaú Corpbanca, which is completely different from the separate entities before the business combination. The new bank has a new management team, a new product mix and new short- and long-term objectives with aggressive growth strategies aimed at becoming the 3rd largest bank in the Chilean market.

From the outset, the new management team set a period of three years (2016-2018) from the merger to fully integrate both banks. From the fourth year (2019), the new Bank should be fully operable under the strategy established by the new controller.

The Bank’s expectation is for each CGU to reach its potential and maturity over the long-term. This cycle is adjusted to the development stage of each market where the CGUs are located. Management believes that the growth and efficiency targets contained in its strategic plan should take more than five years to stabilize.

This transformation has led to major economic efforts (visible in these financial statements) and a loss of market share as a result of adaptation and takeover processes, merger expenses and synergies that will not materialize until 2018.

Although some merger costs have already been incorporated, certain synergies as a result of these costs will begin to be seen in a few more years after a period of adaptation. This is one of the reasons for projecting more prolonged growth curves in order to reach normal levels in real periods of time and reflect the true value of the unified Bank.

Therefore, the Bank has considered seven-year projections to avoid generating a bias in the growth curves and in perpetuity. This takes into account the industry’s growth and possibilities to gain market share, given the new growth strategies chosen by the Bank.

b. Loans and deposits.

Loans were projected considering an increase of around 13.05% annually for Chile and 14.75% for Colombia and the deposit portfolio was projected in relation to the reciprocity established as a target. Both concepts are aligned to market growth expectations and target market share.

c. Income.

Income projections were estimated based on the sensitivities of GDP growth and the effects of inflation with respect to the banking industry (in both Chile and Colombia). These were used to obtain the projected growth rate based also on the product mix (consumer, mortgage and commercial loans) and the target market share proposed by management

d. Costs.

Cost projections are determined primarily by average balances of time and demand deposits as well as other relevant components.

e. Discount rate.

In order to estimate the discount rate (Ke, cost of equity in Colombian pesos), the capital asset pricing model (CAPM) was used as a framework. This models sets the rate demanded by shareholders (Ke) equal to the risk-free rate plus a premium that the investors expect to assume for the systematic risk inherent to the company.

The risk-free rate corresponds to U.S. treasury bonds, specifically T-Bond 30Y.

The beta measures the share price volatility for a company with respect to the general securities market. It reflects the market or systematic risk, as opposed to the company’s specific risk. We have selected a group of listed companies that operate in the Colombian banking industry. In the search for these indicators, we concentrated on companies whose main activities are similar. The beta of shares used for each of the comparable companies was taken from the Bloomberg platform. In order to adjust for the financial leverage effect of the beta of each company, the betas were “unleveraged,” based on the current history of the comparable company and its debt-equity ratio to give the asset beta of each company.

Because the discount rate is a variable that has a considerable impact on results, sensitivity testing was performed for that rate for both CGUs. This testing concluded that no reasonable change would negatively impact the results obtained.

f. Tax rate.

Taxes are projected at rates of: Chile 25.5% for 2017 and 27% for 2018 - 2023; Colombia 40% for 2017, 37% for 2018 and 33% for 2019 - 2023.

g. Dividend payment.

Dividend payments were used to maximize the cash flows of shareholders with the restriction that solvency (technical capital to risk-weighted assets) did not go below 10% for projected cash flow for the Chile CGU and 9% for the Colombia CGU. This did not exceed the solvency limits required by regulators, which are in line with the market and growth forecasts.

1.2 Sensitivity to changes in the key assumptions used

In determining the recoverable amount of the CGUs analyzed (Chile and Colombia), senior management performed a sensitivity analysis under diverse scenarios and concluded that no reasonable possible change in any of the aforementioned key assumptions would make the carrying amount of the unit significantly exceed that amount.

1.3 Results of impairment testing

As a result of this analysis, management has not identified any impairment in the value of the CGUs mainly because the recoverable amount exceeds the book value of the assets tested for each unit.

2. Others

There have been no changes in valuation techniques during the current period.

NOTE 31 OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income

The detail of other operating income is as follows:

	Notes		2016	2015
			MCh$	MCh$

Revenues for assets received in lieu of payment
Gain on sales of assets received in lieu of payment			1,176	116
Others			75	169

Subtotal			1,251	285

Contingency provisions used
Other contingency provisions	19b	)	—	5

Subtotal			—	5

Other revenues
Gain on sales of property, plant and equipment			37	—

Subtotal			37	—

Leasing contibutions revenue			514	—
Income tax Leasing assets			144	—
Other operatong income - Subsidiaries			2,572	—
Gain on sales of leased assets			349	274
Other operating income - Leasing			598	3,499
Insurance reimbursement			742	—
Minor Revenue			7,151	4,095
Provision Reimbursement			4,997	—
Other income			1,092	603

Subtotal			18,159	8,471

Total			19,447	8,761

b)	Other operating expenses

Other operating expenses for the years ended December 31, 2016 and 2015 are the following:

	Notes		2016	2015
			MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Provisions for assets received in lieu of payment			(9,463)	(409)
Expenses for maintenance of goods received in payment			(596)	(72)

Subtotal			(10,059)	(481)

Provisions for contingencies
Other provisions for contingencies	19b	)	(8,952)	(81)

Subtotal			(8,952)	(81)

Other expenses.
Loss on sale of fixed assets			(71)	(615)

Subtotal			(71)	(615)

Business Report Expense			(176)	—
Spend benefits points cards			(26,303)	(7,330)
Expenses for operating losses			(2,661)	(1,970)
Insurance expense law 20,027			(1,420)	(1,418)
Provisions for assets received in lieu of payment from leasing			(11,327)	—
Bank expenditure			(2,184)	—
Pronexo Spending			(439)	—
Fines and penalties			(880)	—
Lost property			(962)	—
Other expenses			(6,281)	(3,238)

Subtotal			(52,633)	(13,956)

Total			(71,715)	(15,133)

NOTE 32 RELATED PARTY TRANSACTIONS

As defined in IAS 24, a related party is: (a) a person or a close member of that person’s family related to a reporting entity if that person (i) has control or joint control of the reporting entity; (ii) has significant influence over the reporting entity; or (iii) is a member of the key management personnel of the reporting entity or of a parent of the reporting entity. (b) an entity is related to a reporting entity if (i) the entity and the reporting entity are members of the same group; (ii) one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member); (iii) both entities are joint ventures of the same third party; (iv) one entity is a joint venture of a third entity and the other entity is an associate of the third entity; (v) the entity is a post-employment benefit plan for the benefit of employees of either the reporting entity or an entity related to the reporting entity; (vi) the entity is controlled or jointly controlled by a person identified in (a) or; (vii) a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity):

Transactions that the Bank entered into with related parties as of December 31, 2015 and 2016 are specified below:

a)	Loans granted to related parties.

Loan granted to related parties as of December 31, 2016, 2015 and January 1, 2015 are as follows:

As of December 31, 2016	Operating Companies	Investment Companies	Individuals
	MCh$	MCh$	MCh$
Loan and receivables to customer
Commercial Loans	117,362	93,170	3,070
Mortgages Loans	—	—	19,568
Consumer Loans	—	—	3,493

Loans and receivables to customers - gross	117,362	93,170	26,131

Provision for loan losses	(2,398)	(396)	(197)

Loans and receivables to customers, net	114,964	92,774	25,934

As of December 31, 2015	Operating Companies	Investment Companies	Individuals
	MCh$	MCh$	MCh$
Loan and receivables to customer
Commercial Loans	40	—	831
Mortgages Loans	—	—	5,209
Consumer Loans	—	—	1,245

Loans and receivables to customers - gross	40	—	7,285

Provision for loan losses	—	—	(11)

Loans and receivables to customers, net	40	—	7,274

As of January 1, 2015	Operating Companies	Investment Companies	Individuals
	MCh$	MCh$	MCh$
Loan and receivables to customer
Commercial Loans	45	—	732
Mortgages Loans	—	—	5,175
Consumer Loans	—	—	1,148

Loans and receivables to customers - gross	45	—	7,055

Provision for loan losses	—	—	(9)

Loans and receivables to customers, net	45	—	7,046

b)	Other transactions with related parties.

For the years ended December 31, 2016, 2015 and January 1, 2015, the Bank entered into the following transactions with related parties for amounts exceeding UF 1,000.

As of December 31, 2016
Company	Description	Notes	Balance Assets (Liability)	Effect on statement of Income
				Income	(Expense)
			MCh$	MCh$	MCh$
Redbanc S.A.	Automatic teller machine administration		—	—	3,754
Transbank S.A.	Credit Card processing		—	—	10,882
Combanc S.A.	Data transmission services		—	—	291
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance		—	—	21,775
Asesorias Cumelen S.A.	Advisory services		—	—	450
Corp Research S.A.	Management advisory services		—	—	443
Recuperadora de Créditos S.A.	Credit collection		—	—	540
Itaú Chile Inv. Serv. y Administración S.A.	Leases		—	—	422
Compañia de Seguros Confuturo S. A.	Insurance		—	—	1,418
Instituto de Estudios Bancarios Guillermo Subercaseaux	Education services		—	—	69
Opina S.A.	Publishing services		—	—	110
VIP Asesorias y Servicios Integrales Ltda.	Advisory services		—	—	185
Itaú Unibanco S.A.	Advisory services		—	—	—
CAI Gestion Inmobiliaria S.A.	Commercial home (Department stores)		—	—	90
Compañia de Seguros Corp Seguros S.A	Insurance		—	—	3,263
Universidad Andres Bello	Education services		—	—	32
Promoservice S.A.	Promotion services		—	—	1,431
Comder Contraparte Central S.A	Banking services		—	—	697
Sinacofi S.A	Data transmission services		—	—	918
Operadora de Tarjeta de Crédito Nexus S.A.	Credit Card processing		—	—	1,896
Pulso Editorial S.A	Publishing services		—	—	521
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building cost		—	—	5,010
Grupo de Radios Dial S.A.	Publicity		—	—	107
Hotel Corporation of Chile S.A.	Accomodation, events		—	—	64
Corp Imagen y diseños S.A.	Other services		—	—	82
Asesorias e Inversiones Rapelco Limitada S.A.	Other services		—	—	37
Corp Group Holding Inversiones Limitada	Advisory services		—	—	394
SMU S.A., Rendic Hnos. S.A.	Prepaid rent for space for ATMs	15	10,181	—	2,152
Inversiones Corp Group Interhold Ltda.	Management advisory services		—	—	2,172

The Bank, during 2016, purchases credit from Itaú Unibanco S.A. - Nassau Branch, for US$152,263,397 and Itaú Unibanco S.A. - New York Branch for US$25,875,000, through its New York Branch, this purchase was made at the par value of the loan portfolio and did not generate any impact on the result.

			Balance Assets	Effect on statement of Income
Company	Description	Notes	(Liability)	Income	(Expense)
			MCh$	MCh$	MCh$
Redbanc S.A.	Automatic teller machine administration		—	—	888
Transbank S.A.	Credit Card processing		—	—	5,572
Combanc S.A.	Data transmission services		—	—	164
Itaú Chile Cía. de Seguros	Insurance		—	—	2,168
Itaú Chile Cía. de Seguros	Credit collection		—	—	53
Itaú Chile Cía. de Seguros	Leases		—	—	15
Recuperadora de Créditos S.A.	Credit collection		—	—	1,030
Itaú Chile Inv. Serv. y Administración S.A.	Leases		—	—	587
Itaú Unibanco S.A.	Advisory services		—	—	6,610

As of January 1, 2015
Company	Description	Notes	Balance Assets (Liability)	Effect on statement of Income
				Income	(Expense)
			MCh$	MCh$	MCh$
Redbanc S.A.	Automatic teller machine administration		—	—	625
Transbank S.A.	Credit Card processing		—	—	4,916
Combanc S.A.	Data transmission services		—	—	157
Itaú Chile Cía. de Seguros	Insurance		—	—	1,753
Itaú Chile Cía. de Seguros	Credit collection		—	—	57
Itaú Chile Cía. de Seguros	Leases		—	—	14
Recuperadora de Créditos S.A.	Credit collection		—	—	362
Itaú Chile Inv. Serv. y Administración S.A.	Leases		—	—	553
Itaú Unibanco S.A.	Advisory services		—	—	6,361

These transactions were carried out at normal market prices prevailing at the day of the transactions.

In accordance with IAS 24, the relationship of all listed companies in the above table falls under the category “other related parties.”

c)	Donations.

As of December 31, 2016
Company	Description	Balance Assets (Liability)	Effect on Statement of Income
			Income	(Expense)
		MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	—	—	1,373
Fundación Descúbreme	Donations	—	—	173
Fundación de Inclusión Social Aprendamos	Donations	—	—	152
Fundación Itaú	Donations	—	—	5

As of December 31, 2015
Company	Description	Balance Assets (Liability)	Effect on Statement of Income
			Income	(Expense)
		MCh$	MCh$	MCh$
Fundación Itaú	Donations	—	—	336

As of January 1, 2015
Company	Description	Balance Assets (Liability)	Effect on Statement of Income
			Income	(Expense)
		MCh$	MCh$	MCh$
	Donations	—	—	—

d)	Other assets and liabilities with related parties.

	As of December 31		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$
ASSETS	44,790	2,251	1,733
Derivative financial instruments	33,951	1,807	1,621
Other assets	10,839	444	112

LIABILITIES	249,741	33,866	15,866
Derivative financial instruments	14,227	6,270	11,598
Demand deposits	69,473	3,757	3,211
Deposits and other time deposits	155,251	23,645	905
Other liabilities	10,790	194	152

e)	Operating income /expenses from related party transactions.

	2016		2015
Type of recognized income or expense	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$
Interest revenue	11,370	5,913	167	1,817
Income and expenses on fees and services	5,483	—	1,632	—
Gain and loss on trading	3,399	7,810	1,887	6,303
Operating support expense	324	438	—	40
Other income and expense	70	303	225	382

Total	20,646	14,464	3,911	8,542

f)	Contracts with related parties.

As of December 31, 2016

Company	Description

Redbanc S.A.	Automatic teller machine administration
Pulso Editorial S.A	Publishing services
SMU S.A., Rendic Hnos S.A.	Prepaid rent for space for ATMs
CAI Gestión Inmobiliaria S.A.	Commercial home (Department stores)
Unired S.A.	Payment management
Corp Imagen y Diseño S.A	Other services
Corp Research S.A	Advisory
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease
Instituto profesional AIEP S.A	Advertising services
Distribución y Servicios META S.A.	Other services
Transbank S.A.	Credit card processing
Inversiones Santa Valentina S.A.	Administrative consulting
Opina S.A.	Advisory
Compañia de Seguros CorpSeguros S.A.	Office rent
Itaú Chile Inversiones, Servicios y Administración S.A.	Office rent
Combanc S.A.	Data transmission services
Servicios de Información Avanzada Comercial Financiera S.A	Advisory
Sinacofi S.A.	Data transmission services
Comder Contraparte Central S.A.	Advisory
Promoservice S.A.	Promotion services
Inversiones Corp Group Interhold S.A.	Administrative consulting
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing
Laborum.com Chile S.A.	Publishing services
Corp Group Holding Inversiones Limitada	Advisory
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building cost
Empresa Periodística La Tercera S.A.	Publishing services

As of December 31, 2015

Company	Description

Itaú Chile Inversiones Servicios y Administración S.A.	Corporate office rent

As of January 1, 2015

Company	Description

Itaú Chile Inversiones Servicios y Administración S.A.	Corporate office rent

g)	Remunerations to members of the board and key management personnel.

Remunerations paid to key management personnel are sets forth in table below:

	As of December 31		As of January 1,
	2016	2015	2015
	MCh$	MCh$	MCh$
Short term benefits	35,762	18,523	16,505
Post-employment benefits	—	—	—
Other long-term benefits	—	72	71
Severance indemnities	14,893	—	—

Total	50,655	18,595	16,576

2016

The total remuneration received during the year 2016 by the managers and chief executives of Itaú Corpbanca amounted to MCh$23,878.

2015

The total remuneration received during the year 2016 by the managers and chief executives of Itaú Corpbanca amounted to MCh$18,523.

2014

The total remuneration received during the year 2016 by the managers and chief executives of Itaú Corpbanca amounted to MCh$16,505.

h)	Key management personnel.

As of December 31, 2016, 2015 as of January 1, 2015, the composition of the Bank’s key management personnel is as follows:

	Number of executives
	As of December 31,		As of January 1,
Position	2016	2015	2015
Directors	11	—	—
Chief Executive Officers-at the Subsidiaries	10	1	1
Corporative Manager	9	8	8
Area manager	102	3	3
Deputy Managers	149	—	—
Vice President	2	—	—

i)	Transactions with key management personnel.

During 2016 and 2015 transactions with key personnel were carried out as follows:

	Income
	2016	2015
	MCh$	MCh$
Credit Cards	307	392
Consumer loans	868	717
Commercial loans	700	646
Mortgages loans	3,554	4,337

NOTE 33 FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

This disclosure was prepared based on the guidelines “Fair Value of Financial Instruments” from the IFRS 13 “Fair Value Measurements.”

The following section details the main guidelines and definitions used by the Group:

Fair value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal37 or most advantageous38 market and is not forced (i.e. it does not consider factors specific to the Group that may influence a real transaction).

Market participants: Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a.	They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures,” although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

b.	They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c.	They are able to enter into a transaction for the asset or liability.

d.	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

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

Prices: Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Highest and best use of non-financial assets: The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

[37]	The market with the greatest volume and level of activity for the asset or liability.
[38]	The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

Group’s own liabilities and equity instruments: The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

a.	A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

b.	An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be cancelled or otherwise extinguished on the measurement date.

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

Valuation techniques: The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention:

a.	Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).

b.	Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.

c.	Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

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

Fair value hierarchy: Gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

1.1	Determination of the fair value of financial instruments

The following table summarizes the fair values of the Bank’s main financial assets and liabilities as of December 31, 2016, 2015 and January 1, 2015, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

		As of December 31,				As of January 1,
		2016		2015		2015
	Note	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	1,487,137	1,487,137	477,809	477,809	412,378	412,378
Cash in the process of collection	5	145,769	145,769	62,095	62,095	96,569	96,569
Trading portfolio financial assets	6	632,557	632,557	17,765	17,765	31,910	31,910
Investments under agreements to resell	7	170,242	170,242	10,293	10,291	200	199
Derivative financial instruments	8	1,102,769	1,102,769	227,984	227,984	236,979	236,979
Loans and receivables from banks	9	150,568	150,568	99,398	99,493	120,951	121,006
Loans and receivables from customers	10	20,444,648	20,480,706	6,705,492	7,228,761	6,063,195	6,466,546
Financial investments available-for-sale	11	2,074,077	2,074,077	514,985	514,985	525,865	525,865
Held to maturity investments	11	226,433	200,615	—	—	—	—

LIABILITIES
Current accounts and demand deposits	16	4,453,191	4,453,191	981,349	981,998	884,786	884,826
Transaction in the course of payment	5	67,413	67,413	26,377	26,377	59,962	59,962
Obligations under repurchase agreements	7	373,879	373,879	43,727	46,933	57,682	57,728
Time deposits and saving accounts	16	11,581,710	11,603,528	3,952,573	4,069,435	3,935,367	4,077,663
Derivative financial instruments	8	907,334	907,334	253,183	253,183	257,653	257,653
Borrowings from financial institutions	17	2,179,870	2,190,715	658,600	660,721	597,346	601,603
Debt issued	18	5,460,253	5,419,646	1,504,335	1,723,689	1,047,129	1,234,009
Other financial obligations	18	25,563	25,563	20,733	21,457	17,572	18,225

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

The following section describes the methods used to estimate fair value:

1.1.1. Fair Value Measurements of assets and liabilities only for disclosure purposes (non-recurring):

		Non-Recurring Fair Value Measurement of Items
		As of December 31,		As of January 1,
	Notes	2016	2015	2015
		MCh$	MCh$	MM$
ASSETS
Cash and deposits in banks	5	1,487,137	477,809	412,378
Cash in the process of collection	5	145,769	62,095	96,569
Investments under agreements to resell		170,242	10,291	199
Loans and receivables from banks		150,568	99,493	121,006
Loans and receivables from customers		20,480,706	7,228,761	6,466,546
Held to maturity investments		200,615	—	—

		22,635,037	7,878,449	7,096,698

LIABILITIES
Current accounts and demand deposits		4,453,191	981,998	884,826
Transaction in the course of payment	5	67,413	26,377	59,962
Obligations under repurchase agreements		373,879	46,933	57,728
Time deposits and saving accounts		11,603,528	4,069,435	4,077,663
Borrowings from financial institutions		2,190,715	660,721	601,603
Debt issued		5,419,646	1,723,689	1,234,009
Other financial obligations		25,563	21,457	18,225

		24,133,935	7,530,610	6,934,016

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their book value given their short-term nature. These items include:

•	Cash and deposits in banks

•	Cash in the process of collection

•	Investments under agreements to resell

•	Current accounts and demand deposits

•	Other financial obligations

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

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

•	Time deposits and saving accounts

•	Borrowings from financial institutions

•	Debt issued

1.1.2. Fair Value measurement of financial assets and liabilities (recurring):

		Fair value measurement of recurring items
	Note	As of December 31,		As of January 1,
		2016	2015	2015
		MCh$	MCh$	MCh$
ASSETS

Trading portfolio financial assets	6	632,557	17,765	31,910

From the Chilean Government and Central Bank		26,204	6,411	30,198
Other instruments issued in Chile		13,394	—	—
Foreign government and Central Bank instruments		547,499	—	—
Other instruments issued abroad		11,727	—	—
Mutual fund investments		33,733	11,354	1,712

Financial investments available for sale	11	2,074,077	514,985	525,865

From the Chilean Government and Central Bank		1,173,973	250,869	252,994
Other instruments issued in Chile		432,811	261,641	269,948
Foreign government and Central Bank instruments		284,444	—	—
Other instruments issued abroad		162,882	—	—
Other investments		19,967	2,475	2,923

Derivative financial instruments	8	1,102,769	227,984	236,979

Forwards		177,590	35,874	33,419
Swaps		923,871	192,110	203,560
Call Options		977	—	—
Put Options		331	—	—
Others		—	—	—

Total		3,809,403	760,734	794,754

LIABILITIES

Derivative financial instruments	8	907,334	253,183	257,653

Forwards		147,783	54,016	44,879
Swaps		757,499	199,167	212,774
Call Options		941	—	—
Put Options		1,111	—	—
Others		—	—	—

Total		907,334	253,183	257,653

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

Financial Derivative Instruments

The estimated fair value of derivative instruments is calculated using prices quoted on the market for financial instruments of similar characteristics. The methodology, therefore, recognizes the credit risk of each counterparty. The adjustments are known internationally as the counterparty value adjustment (CVA), which consists of an adjustment for debtor risk (credit value adjustment or CVA) and for creditor risk (debit value adjustment or DVA). The sum of these adjustments gives the effective counterparty risk that the derivative contract must have. These adjustments are recorded periodically in the financial statements. As of December 2016, 2015 and January 1, 2015, the portfolio of derivative contracts in both Chile and Colombia had an aggregate effect of MCh$(50,750), MCh$(97) and MCh$351 respectively detailed as follows:

	As of December 31,				As of January 1,
	2016		2015		2015
	CVA	DVA	CVA	DVA	CVA	DVA
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for hedging	(36)	244	—	—	—	—

Fair value	(12)	274	—	—	—	—

Currency Forwards	—	—	—	—	—	—
Currency Swaps	9	37	—	—	—	—
Interest Rate Swaps	(21)	237	—	—	—	—

Cash flow	(18)	(6)	—	—	—	—

Currency Forwards	(17)	—	—	—	—	—
Currency Swaps	(1)	5	—	—	—	—
Interest Rate Swaps	—	(11)	—	—	—	—

Foreign investment	(6)	(24)	—	—	—	—

Currency Forwards	(6)	(24)	—	—	—	—
Currency Swaps	—	—	—	—	—	—
Interest Rate Swaps	—	—	—	—	—	—

Derivatives held for trading	(51,961)	1,003	(97)	—	351	—

Currency Forwards	(1,161)	(72)	(477)	—	(279)	—
Currency Swaps	(28,951)	526	537	—	511	—
Interest Rate Swaps	(21,860)	549	(157)	—	119	—
Currency Call Options	(10)	—	—	—	—	—
Currency Put Options	21	—	—	—	—	—

Total financial derivatives	(51,997)	1,247	(97)	—	351	—

1.2 Fair value hierarchy39

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation:

•	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter (OTC) markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, a price provider is used, which corresponds to a public quotation.

[39]	Level 2 and level 1 hierarchy instruments are not subject to adjustments of liquidity and credit spread because prices for such instruments are observed on active markets.

•	Level 2: the specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from over-the-counter (OTC) transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument’s cash flows or the price volatility of an asset. Finally, cash flows are discounted.

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

This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category.

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

	As of December 31, 2016
Impact of Calibration in MCh$	Total	Volatility of American Forwards	TAB 30	TAB 90	TAB 180	TAB 360
American Forward USD-CLP	—	—	—	—	—	—
Basis TAB CLP	399	—	221	70	99	9
Basis TAB CLF	61	—	—	—	43	18

Total	460	—	221	70	142	27

	As of December 31, 2015
Impact of Calibration in MCh$	Total	Volatility of American Forwards	TAB 30	TAB 90	TAB 180	TAB 360
Basis TAB CLP	48	—	—	—	46	2
Basis TAB CLF	5	—	—	—	5	—

Total	53	—	—	—	51	2

The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
1	Foreign Exchange	Not Applicable	OTC, Bloomberg	Directly observable price.
	Shares	Various	Santiago Stock Exchange	Directly observable price.
	Mutual Funds	Asset Managers	SVS	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Stock Exchange	Internal rate of return (IRR) based on prices.
2	Derivatives	Not Applicable	Over-The-Counter (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market instruments	Chilean Central Bank and Chilean Treasury	Santiago Stock Exchange	Interest rate curves based on prices.
	Money market instruments	Banks	Santiago Stock Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc.
3	Derivatives, active banking rate (TAB)	Not Applicable	Over-The-Counter (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	Not Applicable	Bloomberg	Black and Scholes with inputs from European options.

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for December 31, 2016, 2015 and January 1, 2015.

		Recurring Fair Value Measurement of Items Using
As of December 31, 2016	Note	Fair Value	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		MCh$	MCh$	MCh$	MCh$
ASSETS

Trading portfolio financial assets	6	632,557	607,436	25,121	—

From the Chilean Government and Central Bank		26,204	26,204	—	—
Others instruments issued in Chile		13,394	—	13,394	—
Foreign government and Central Bank instruments		547,499	547,499	—	—
Others instruments issued abroad		11,727	—	11,727	—
Mutual fund investments		33,733	33,733	—	—

Financial investments available for sale	11	2,074,077	1,484,145	589,932	—

From the Chilean Government and Central Bank		1,173,973	1,173,973	—	—
Others instruments issued in Chile		432,811	—	432,811	—
Foreign government and Central Bank instruments		284,444	150,009	134,435	—
Others instruments issued abroad		162,882	156,045	6,837	—
Others investments		19,967	4,118	15,849	—

Derivative financial instruments	8	1,102,769	—	1,061,645	41,124

Forwards		177,590	—	177,590	—
Swaps		923,871	—	882,747	41,124
Call Options		977	—	977	—
Put Options		331	—	331	—
Others		—	—	—	—

Total		3,809,403	2,091,581	1,676,698	41,124

LIABILITIES

Derivative financial instruments	8	907,334	—	905,994	1,340

Forwards		147,783	—	147,174	609
Swaps		757,499	—	756,768	731
Call Options		941	—	941	—
Put Options		1,111	—	1,111	—
Others		—	—	—	—

Total		907,334	—	905,994	1,340

		Recurring Fair Value Measurement of Items Using
As of December 31, 2015	Note	Fair Value	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		MCh$	MCh$	MCh$	MCh$
ASSETS

Trading portfolio financial assets	6	17,765	17,765	—	—

From the Chilean Government and Central Bank		6,411	6,411	—	—
Others instruments issued in Chile		—	—	—	—
Foreign government and Central Bank instruments		—	—	—	—
Others instruments issued abroad		—	—	—	—
Mutual fund investments		11,354	11,354	—	—

Financial investments available for sale	11	514,985	514,679	306	—

From the Chilean Government and Central Bank		250,869	250,869	—	—
Others instruments issued in Chile		261,641	261,641	—	—
Foreign government and Central Bank instruments		—	—	—	—
Others instruments issued abroad		—	—	—	—
Others investments		2,475	2,169	306	—

Derivative financial instruments	8	227,984	—	227,230	754

Forwards		35,873	—	35,873	—
Swaps		192,111	—	191,357	754
Call Options		—	—	—	—
Put Options		—	—	—	—
Others		—	—	—	—

Total		760,734	532,444	227,536	754

LIABILITIES

Derivative financial instruments	8	253,183	—	253,183	—

Forwards		54,016	—	54,016	—
Swaps		199,167	—	199,167	—
Call Options		—	—	—	—
Put Options		—	—	—	—
Others		—	—	—	—

Total		253,183	—	253,183	—

		Recurring Fair Value Measurement of Items Using
As of January 1, 2015	Note	Fair Value	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		MCh$	MCh$	MCh$	MCh$
ASSETS

Trading portfolio financial assets	6	31,910	31,910	—	—

From the Chilean Government and Central Bank		30,198	30,198	—	—
Others instruments issued in Chile		—	—	—	—
Foreign government and Central Bank instruments		—	—	—	—
Others instruments issued abroad		—	—	—	—
Mutual fund investments		1,712	1,712	—	—

Financial investments available for sale	11	525,865	525,562	303	—

From the Chilean Government and Central Bank		252,994	252,994	—	—
Others instruments issued in Chile		269,948	269,948	—	—
Foreign government and Central Bank instruments		—	—	—	—
Others instruments issued abroad		—	—	—	—
Others investments		2,923	2,620	303	—

Derivative financial instruments	8	236,979	—	236,806	173

Forwards		33,420	—	33,420	—
Swaps		203,559	—	203,386	173
Call Options		—	—	—	—
Put Options		—	—	—	—
Others		—	—	—	—

Total		794,754	557,472	237,109	173

LIABILITIES

Derivative financial instruments	8	257,653	—	257,653	—

Forwards		44,879	—	44,879	—
Swaps		212,774	—	212,774	—
Call Options		—	—	—	—
Put Options		—	—	—	—
Others		—	—	—	—

Total		257,653	—	257,653	—

1.2.1 Transfers between level 1 and 2

The following table details transfers of assets and liabilities between Level 1 and Level 2 for December 31, 2016, 2015 and January 1, 2015:

	Transfers from
As of December 31, 2016	Fair Value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$
ASSETS
Trading portfolio financial assets	632,557	—	—
Financial investments available for sale	2,074,077	—	—
Derivative financial instruments	1,102,769	—	—

Total	3,809,403	—	—

LIABILITIES
Derivative financial instruments	907,334	—	—

Total	907,334	—	—

	Transfers from
As of December 31, 2015	Fair Value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$
ASSETS
Trading portfolio financial assets	17,765	—	—
Financial investments available for sale	514,985	—	—
Derivative financial instruments	227,984	—	—

Total	760,734	—	—

LIABILITIES
Derivative financial instruments	253,183	—	—

Total	253,183	—	—

	Transfers from
As of January 1, 2015	Fair Value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$
ASSETS
Trading portfolio financial assets	31,910	—	—
Financial investments available for sale	525,865	—	—
Derivative financial instruments	236,979	—	—

Total	794,754	—	—

LIABILITIES
Derivative financial instruments	257,653	—	—

Total	257,653	—	—

During 2016 and 2015, no assets were transferred between levels 1 and 2.

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

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of year-end 2016 and 2015.

Level 3 Reconciliation
2016	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Net of purchases, sales and agreements	Transfes from level 1 or level 2	Closing balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading portfolio financial assets	—	—	—	—	—	—
Financial investments available for sale	—	—	—	—	—	—
Derivative financial instruments	754	646	—	39,724	—	41,124
Forwards	—	221	—	(221)	—	—
Swaps	754	425	—	39,945	—	41,124
Call Option	—	—	—	—	—	—
Put Option	—	—	—	—	—	—

Total	754	646	—	39,724	—	41,124

LIBILITIES
Derivative financial instruments	—	2,715	—	(1,375)	—	1,340
Forwards	—	738	—	(129)	—	609
Swaps	—	1,977	—	(1,246)	—	731
Call Option	—	—	—		—	—
Put Option	—	—	—		—	—

Total	—	2,715	—	(1,375)	—	1,340

Level 3 Reconciliation
2015	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Net of purchases, sales and agreements	Transfes from level 1 or level 2	Closing balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading portfolio financial assets	—	—	—	—	—	—
Financial investments available for sale	—	—	—	—	—	—
Derivative financial instruments	173	581	—	—	—	754
Forwards	—	—	—	—	—	—
Swaps	173	581	—	—	—	754
Call Option	—	—	—	—	—	—
Put Option	—	—	—	—	—	—

Total	173	581	—	—	—	754

LIBILITIES
Derivative financial instruments	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	—	—	—	—	—	—
Call Option	—	—	—	—	—	—
Put Option	—	—	—	—	—	—

Total	—	—	—	—	—	—

1.2.3 Hierarchy for remaining assets and liabilities

The following table classifies assets and liabilities measured at fair value on a non-recurring basis, in accordance with the fair value hierarchy as of year as of December 31, 2016, 2015 and January 1, 2015.

		Measurement at fair value of items not valued on recurrent
As of December 31, 2016.	Note	Estimated fair value	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	1,487,137	1,487,137	—	—
Cash in the process of collection	5	145,769	145,769	—	—
Investments under agreements to resell	7	170,242	170,242	—	—
Loans and receivables from banks	9	150,568	150,568	—	—
Loans and receivables from customers		20,480,706	—	—	20,480,706
Held to maturity investments		200,615	—	200,615	—

		22,635,037	1,953,716	200,615	20,480,706

LIABILITIES
Current accounts and demand deposits	16	4,453,191	4,453,191	—	—
Transaction in the course of payment	5	67,413	67,413	—	—
Obligations under repurchase agreements	7	373,879	373,879	—	—
Time deposits and saving accounts		11,603,528	—	11,603,528	—
Borrowings from financial institutions		2,190,715	2,190,715	—	—
Debt issued		5,419,646	—	5,419,646	—
Other financial obligations	18	25,563	25,563	—	—

		24,133,935	7,110,761	17,023,174	—

		Measurement at fair value of items not valued on recurrent
As of December 31, 2015.	Note	Estimated fair value	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	477,809	477,809	—	—
Cash in the process of collection		62,086	62,086	—	—
Investments under agreements to resell		10,291	10,291	—	—
Loans and receivables from banks		99,493	99,493	—	—
Loans and receivables from customers		7,228,761	—	—	7,228,761
Held to maturity investments		—	—	—	—

		7,878,440	649,679	—	7,228,761

LIABILITIES
Current accounts and demand deposits		981,998	981,998	—	—
Transaction in the course of payment	5	26,377	26,377	—	—
Obligations under repurchase agreements		46,933	46,933	—	—
Time deposits and saving accounts		4,069,435	—	4,069,435	—
Borrowings from financial institutions		660,721	660,721	—	—
Debt issued		1,723,689	—	1,723,689	—
Other financial obligations		21,457	21,457	—	—

		7,530,610	1,737,486	5,793,124	—

		Measurement at fair value of items not valued on recurrent
As of January 1, 2015.	Note	Estimated fair value	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	412,378	412,378	—	—
Cash in the process of collection	5	96,569	96,569	—	—
Investments under agreements to resell		199	199	—	—
Loans and receivables from banks		121,006	121,006	—	—
Loans and receivables from customers		6,466,546	—	—	6,466,546
Held to maturity investments		—	—	—	—

		7,096,698	630,152	—	6,466,546

LIABILITIES
Current accounts and demand deposits		884,826	884,826	—	—
Transaction in the course of payment	5	59,962	59,962	—	—
Obligations under repurchase agreements		57,728	57,728	—	—
Time deposits and saving accounts		4,077,663	—	4,077,663	—
Borrowings from financial institutions		601,603	601,603	—	—
Debt issued		1,234,009	—	1,234,009	—
Other financial obligations		18,225	18,225	—	—

		6,934,016	1,622,344	5,311,672	—

NOTE 34 RISK MANAGEMENT

a.	Introduction:

As a result of its activities, the Bank and its subsidiaries are exposed to several types of risks mainly related to its loan portfolio and financial instruments.

Risk management policies are established with the objective of identifying and analyzing the risks faced by the Bank, setting adequate limits and controls and monitoring risks and compliance with limits. Risk management policies and structures are reviewed regularly in order to reflect changes in the Bank’s activities. The Bank, through its standards and procedures, aims to develop an appropriate control environment in which all associates understand their roles and responsibilities.

The following sections describe the Bank’s main business activities and policies as they relate to risk management.

Risk Management Structure:

Board of Directors

At the Bank and its Subsidiaries, the Board of Directors plays a leading role in corporate governance. It is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF. One of the principal functions of the Board of Directors is to ensure that measures are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices and defined risk appetite levels. To accomplish this, a governance structure made up of various committees has been formed. These committees lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank’s risks.

Audit Committee

The Audit Committee’s objective is to monitor the Bank’s internal control systems and its compliance with regulations and other internal standards. It is also responsible for the oversight of the different aspects of maintenance, application and functioning of the Bank’s internal controls, monitoring compliance with standards and procedures regulating its practices, and having a understanding of the risks that can arise from the business conducted by the Bank.

The committee is linked to the Board of Directors through the participation of at least two board members named by the Board itself. These members must report to the Board situations and events analyzed by the Committee, thus holding the Bank’s board members responsible for complying with both self-control policies established and practiced by the entity as well as laws and regulations to which it is subject.

The Audit Committee must reinforce and support Internal Audit function including its independence from management and serve, at the same time, as a link between the internal audit department and the independent auditors as well as between these two groups and the Board of Directors.

Directors’ Committee

The Directors’ Committee’s objective is to strengthen the self-regulation of the Bank and other entities under its control, making the Board’s work more efficient through increased oversight of management’s activities.

It is also responsible for making the agreements necessary to protect shareholders, especially minority shareholders, examining executive compensation systems and analyzing and issuing a report on the transactions referenced in title XVI of Law 18,046. A copy of this report is sent to the Board, which must read the report and approve or reject each respective transaction.

In its role as overseer of corporate activity, the committee must inform the market of any violations or major corporate events as well as transactions that the company carries out with related parties of the controlling shareholder or takeovers of any form.

Corporate Governance Committee

For the purposes of this committee, which is aware of how difficult it is to bring together all aspects of good corporate governance under one definition, corporate governance shall be defined as the set of bodies and institutional practices that impact a company’s decision making process, contributing to sustainable value creation in a framework of transparency, proper management, risk control and corporate responsibility towards the market.

Therefore, appropriate corporate governance in a bank must align organizational incentives and promote the rights of shareholders and other direct or indirect stakeholders.

The Corporate Governance Committee is a consultation body of the Board of Directors whose mission is to ensure the existence and development within the Bank of the best corporate governance practices for financial entities. To this end, it will evaluate the current practices and policies, propose and make recommendations to the Board of Directors on improvements, reforms and adjustments that it deems appropriate and work to ensure proper implementation and application of these corporate governance practices and policies defined by the Board of Directors.

Executive Loan Committees

The Executive Loan Committee’s objective is to approve transactions and matters submitted to it in accordance with defined limits and procedures, ensuring application and compliance of credit risk policies defined by the Bank and in strict adherence of current regulations.

Asset-Liability Committee (ALCO)

After the Board and its specialized committees, the Asset-Liability Committee (hereinafter also “ALCO”) is the next highest body involved in managing the institution’s financial policies.

The committee’s main purpose is to comply with the financial guidelines set by the Board of Directors. In this spirit, it must approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

It will consider the diverse alternatives available to make decisions that ensure the highest and most sustainable returns with financial risk levels that are compatible with the business, current regulations and internal standards.

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee

This committee’s main purpose is to plan and coordinate activities to comply with policies and procedures to prevent asset laundering, terrorism financing and bribery, to maintain itself informed of the work carried out by the Compliance Officer, who has also been designated as the head of prevention in conformity with Law No. 20,393, as well as to adopt agreements to improve prevention and control measures proposed by the Compliance Officer.

Operational Risk Committee

This committee’s objective is to evaluate the status of critical processes that are directly related to the Bank’s Operational Risk and Internal Controls, in accordance with current Superintendency of Banks and Financial Institutions standards in order to improve any weaknesses that the Bank may present and ensure proper implementation of regulatory changes. It is also responsible for attaining critical processes under an internal control environment that enables the Bank to operate stably and consistently, thus procuring desired levels of reliability, integrity and availability for information resources.

Compliance Committee

The Compliance Committee’s main purpose is to define, promote and ensure that the conduct of all Itaú Corpbanca employees meets the highest possible standards of personal and professional excellence. Employee conduct should, at all times, be guided by the principles and values that embody our organization’s spirit, philosophy and good business practices. It is also responsible for ensuring that the Regulatory Compliance Model is properly applied in accordance with definitions set by this committee, and for maintaining itself informed of the work carried out by the Compliance Officer on such matters, as well as adopting agreements to improve control measures proposed by the Compliance Officer.

Internal Audit

The main function of Internal Audit to support the Board of Directors and senior management to ensure maintenance, application and proper functioning of the Bank’s internal control system, which also entails supervising compliance with rules and procedures.

Code of Conduct and Market Information Manual

The objective is to continue progressing to become the best bank and have first-rate human capital. All associates, directors and Subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

In response to our clients’ trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct.

b. Main Risks and Requirements Affecting the Bank and its Subsidiaries:

b.1 Credit Risk

The Corporate Risk Division is responsible for identifying, analyzing and monitoring risk at the Bank.

Credit risk is the risk of potential loss faced by the Bank if a customer or counterparty in a financial instrument does not comply with its contractual obligations to the Bank.

•	Quantitative and Qualitative Disclosures about Credit Risk

For Itaú Corpbanca, proper risk management in all areas, particularly regarding credit risk, is one of the core pillars of the Bank’s portfolio management efforts, striving to maintain a proper risk/return ratio.

The Bank’s risk philosophy outlines three lines of defense: first, its business areas; second, the credit risk areas and third, the Internal Auditing Area.

The credit risk areas are fully autonomous from the business areas. Their size and organizational structure are in accordance with the size of their portfolio and the complexity of their transactions.

Each credit risk area uses tools and methodologies tailored to the particular segments it serves to manage and monitor credit risk. This allows them to properly control risk based on the size and complexity of the transactions carried out by the Bank.

Credit risk management is based on the following key elements:

•	Loan policies.

•	Loan approval processes.

•	Sound risk culture that is consistent with the Bank’s strategy.

•	Regulatory and preventative outlook on risk.

•	Human resources with considerable expertise in loan-related decision making.

•	Active participation from Credit Risk Division in the approval process, using a market segmented structure.

•	Defined monitoring and collections processes with involvement from the Commercial and Risk Areas.

•	Dissemination of a risk culture throughout the Bank with internal and external training programs for the Commercial and Risk Areas.

The Bank also has Credit Committees, which include Risk Managers that determine debtor risk ratings.

These committees define individual and group exposure levels with customers as well as mitigating conditions such as collateral, loan agreements, etc. As part of the policies it defines that all customers must be analyzed at least once a year when the credit line is renewed or when a warning is activated, whichever occurs first.

The Bank’s risk management tool divides its portfolio into the following categories:

•	Normal Risk Portfolio.

•	Substandard Portfolio

•	Default Portfolio.

Normal Risk Portfolio40

This includes debtors with payment capacity to comply normally with their obligations and commitments whose economic and financial situation shows no signs that this may change.

They are evaluated by analyzing a general parametric model with three qualitative factors (industry, shareholders and access to credit) and three quantitative financial rating parameters, which are weighted based on the Bank’s total sales.

Substandard Portfolio41

It includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing low flexibility to meet its financial obligations in the short term. Among other customers, this portfolio includes debtors with recent balances between 30 and 89 days past due that can be attributed to the company’s performance.

They are evaluated by analyzing a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

Default Portfolio42

This portfolio consists of debtors managed by the Normalization Area, including customers with individual default ratings and all customers that have defaulted on any loan as a result of payment capacity problems, regardless of their rating.

The Rating and Asset Control Area reviews compliance with this provision on a monthly basis.

[40]	Corresponding to amounts presented in Note 34 section Credit Quality by Financial Asset Class, detail in Normal Portfolio (letter A1 to A6).
[41]	Corresponding to amounts presented in Note 34 section Credit Quality by Financial Asset Class, detail in Impaired Portfolio (letter B1 to B2).
[42]	Corresponding to amounts presented in Note 34 section Credit Quality by Financial Asset Class, detail in Impaired Portfolio (Impaired column).

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include co-signatures and guarantees, documentary letters of credit, performance and bid bonds and commitments to grant loans, among others.

Collaterals and guarantees represent an irrevocable payment obligation. In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

The letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct indebtedness. Performance and bid bonds are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them.

Financial Instruments

For this type of asset, the Bank measures the probability of not being able to collect from issuers using internal and external ratings such as risk rating agencies that are independent from the Bank.

Maximum Exposure to Credit Risk

The following table shows the Bank’s maximum credit risk exposure by financial asset as of December 31, 2016, 2015 and January 1, 2015 for different balance sheet items, including derivatives, without deducting real guarantees or other credit enhancements received:

		Maximum Exposure
	Notes	12/31/2016	12/31/2015	01/01/2015
		MCh$	MCh$	MCh$

Loans and receivables from banks, net	9	150,568	99,398	120,951
Loans and receivables from customers, net	10	20,444,648	6,705,492	6,063,195
Derivative financial instruments	8	1,102,769	227,984	236,979
Investments under agreements to resell	7	170,242	10,293	200
Financial investments available-for-sale	11	2,074,077	514,985	525,865
Held to maturity investments	11	226,433	—	—
Other assets	15	427,394	135,742	89,622

Total		24,596,131	7,693,894	7,036,812

For more detail on maximum credit risk exposure and concentration by type of financial instrument, see the specific Notes.

The following table displays the concentration of credit risk by industry for financial assets:

			12/31/2016			12/31/2015			01/01/2015
	Note		Maximum gross exposure	Maximum net exposure (1)%		Maximum gross exposure	Maximum net exposure (1)%		Maximum gross exposure	Maximum net exposure (1)%
			MCh$	MCh$		MCh$	MCh$		MCh$	MCh$

Manufacturing			1,221,396	1,175,746	8.27%	444,647	432,418	9.74%	407,268	400,903	9.88%
Mining			703,440	660,238	4.64%	203,501	202,984	4.46%	194,036	191,003	4.71%
Electricity, gas and water			1,135,329	1,101,118	7.75%	323,299	323,961	7.08%	341,187	335,855	8.28%
Agriculture and Livestock			427,745	415,040	2.92%	118,839	114,863	2.60%	146,978	144,681	3.57%
Forestry and wood extraction			35,347	34,621	0.24%	25,146	25,036	0.55%	5,786	5,695	0.14%
Fishing			58,770	50,014	0.35%	30,433	20,798	0.67%	36,578	36,006	0.89%
Transport			694,353	670,160	4.71%	310,530	307,912	6.80%	244,879	241,052	5.94%
Communications			80,160	77,433	0.54%	13,954	13,710	0.31%	14,584	14,356	0.35%
Construction			1,624,794	1,596,341	11.23%	296,322	292,737	6.49%	364,893	359,191	8.85%
Commerce			1,714,589	1,629,316	11.46%	480,645	469,286	10.53%	492,587	484,889	11.95%
Services			4,287,373	4,183,200	29.42%	1,522,177	1,515,440	33.33%	1,281,654	1,261,624	31.09%
Others			2,651,175	2,622,316	18.47%	796,973	785,326	17.44%	591,583	582,340	14.35%

Subtotal Commercial Loans	10 a	)	14,634,471	14,215,543	100.00%	4,566,466	4,504,471	100.00%	4,122,013	4,057,595	100.00%
Consumer Loans	10 a	)	2,480,964	2,364,060		700,757	673,424		669,697	640,557
Mortgage Loans	10 a	)	3,888,517	3,865,045		1,533,848	1,527,597		1,369,834	1,365,043

Total			21,003,952	20,444,648		6,801,071	6,705,492		6,161,544	6,063,195

(1)	Net of allowances

Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

For loans to companies, the main guarantees are:

•	Machinery and/or equipment

•	Projects under construction, buildings with specific purposes and

•	Urban plots or land.

For loans to individuals, the main guarantees are:

•	Houses

•	Apartments

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets). As of December 31, 2016 and 2015, the fair value of guarantees taken corresponds to 116.97% and 107.40% of the assets covered, respectively.

In the case of mortgage guarantees, as of December 31, 2016 and 2015, the fair value of the guarantees taken corresponds to 78.35% and 69.98% of the balance receivable on loans, respectively.

Credit Quality by Financial Asset Class

With regard to the quality of credits, these are described consistent with the standards issued by the Superintendency of Banks and Financial Institutions. A detail by credit quality is summarized as follows:

	Normal Portfolio						Impired Portfolio (*)					Group Portfolio
12/31/2016	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Subtotal	Total	Normal Portfolio	Imapired Portfolio	Subtotal	General Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and receivables from banks	37,960	76,834	33,751	2,235	—	—	—	—	—	—	150,780	—	—	—	150,780
Provisions	14	85	74	39	—	—	—	—	—	—	212	—	—	—	212
% Provisions	0.04%	0.11%	0.22%	1.74%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.14%	0.00%	0.00%	0.00%	0.14%

Loans and receivables from customers Commercial Loans:
General Commercial loans	47,699	204,313	2,647,749	3,852,211	2,438,286	509,927	288,559	124,372	533,585	946,516	10,646,701	1,195,886	113,777	1,309,663	11,956,364
Foreign Trade loans	—	727	150,548	337,499	113,418	34,313	21,950	7,419	67,299	96,668	733,173	20,198	773	20,971	754,144
Lines of credit and overdrafts	2	407	10,443	19,249	20,847	7,218	2,140	914	3,452	6,506	64,672	65,640	3,389	69,029	133,701
Factored receivables	11,811	9,550	20,040	15,093	11,729	2,903	128	—	835	963	72,089	3,713	339	4,052	76,141
Student loans	—	—	—	—	—	—	—	—	—	—	—	583,776	26,539	610,315	610,315
Leasing contracts	4,234	6,064	107,786	307,019	325,678	62,920	54,327	6,998	87,025	148,350	962,051	104,279	7,176	111,455	1,073,506
Other outstanding loans	111	312	2,101	3,264	3,318	664	493	51	826	1,370	11,140	17,446	1,714	19,160	30,300
Subtotal Commercial loans	63,857	221,373	2,938,667	4,534,335	2,913,276	617,945	367,597	139,754	693,022	1,200,373	12,489,826	1,990,938	153,707	2,144,645	14,634,471
Provisions	—	28	5,463	33,775	47,643	23,149	14,663	21,760	219,577	256,000	366,058	21,337	31,533	52,870	418,928
% Provisión	0.00%	0.01%	0.19%	0.74%	1.64%	3.75%	3.99%	15.57%	31.68%	21.33%	2.93%	1.07%	20.52%	2.47%	2.86%

Consumer loans	—	—	—	—	—	—	—	—	—	—	—	2,387,009	93,955	2,480,964	2,480,964
Provisions	—	—	—	—	—	—	—	—	—	—	—	65,934	50,970	116,904	116,904
% Provisión	—	—	—	—	—	—	—	—	—	—	—	2.76%	54.25%	4.71%	4.71%

Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	3,755,370	133,147	3,888,517	3,888,517
Provisions	—	—	—	—	—	—	—	—	—	—	—	12,494	10,978	23,472	23,472
% Provisión	—	—	—	—	—	—	—	—	—	—	—	0.33%	8.25%	0.60%	0.60%

Total loans and receivable from customers	63,857	221,373	2,938,667	4,534,335	2,913,276	617,945	367,597	139,754	693,022	1,200,373	12,489,826	8,133,317	380,809	8,514,126	21,003,952
Provisions	—	28	5,463	33,775	47,643	23,149	14,663	21,760	219,577	256,000	366,058	99,765	93,481	193,246	559,304
% Provisión	0.00%	0.01%	0.19%	0.74%	1.64%	3.75%	3.99%	15.57%	31.68%	21.33%	2.93%	1.23%	24.55%	2.27%	2.66%
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)	B1 and B2: Customers who have financial difficulties but still are not impaired.

Impaired: Customers who have financial difficulties and are impaired.

												Group Portfolio
	Normal Portfolio						Impired Portfolio (*)					Normal Portfolio	Imapired Portfolio
12/31/2015	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Subtotal	Total			Subtotal	General Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and receivables from banks	35,506	60,395	3,567	—	—	—	—	—	—	—	99,468	—	—	—	99,468
Provisions	13	49	8	—	—	—	—	—	—	—	70	—	—	—	70
% Provisions	0.04%	0.08%	0.22%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.07%	0.00%	0.00%	0.00%	0.07%

Loans and receivables from customers
Commercial Loans:
General Commercial loans	12,155	162,931	1,259,304	1,059,879	152,478	231,136	12,627	29,873	37,617	80,117	2,958,000	598,460	48,061	646,521	3,604,521
Foreign Trade loans	—	70,317	186,081	92,216	25,507	22,099	2,933	6,057	18,748	27,738	423,958	5,351	11	5,362	429,320
Lines of credit and overdrafts	2	2,865	3,735	5,443	1,268	1,315	528	47	948	1,523	16,151	21,977	986	22,963	39,114
Factored receivables	5,559	5,740	21,619	15,119	2,053	1,430	112	—	717	829	52,349	4,854	29	4,883	57,232
Student loans	—	—	—	—	—	—	—	—	—	—	—	167,195	9,828	177,023	177,023
Leasing contracts	—	11,614	90,037	63,768	21,626	15,527	3,322	2,167	22,175	27,664	230,236	18,088	431	18,519	248,755
Other outstanding loans	52	93	1,487	640	180	215	12	12	77	101	2,768	7,718	15	7,733	10,501
Subtotal Commercial loans	17,768	253,560	1,562,263	1,237,065	203,112	271,722	19,534	38,156	80,282	137,972	3,683,462	823,643	59,361	883,004	4,566,466
Provisions	9	254	1,691	5,297	3,984	4,615	1,681	4,905	28,590	35,176	51,026	5,350	5,619	10,969	61,995
% Provisión	0.05%	0.10%	0.11%	0.43%	1.96%	1.70%	8.61%	12.86%	35.61%	25.50%	1.39%	0.65%	9.47%	1.24%	1.36%

Consumer loans	—	—	—	—	—	—	—	—	—	—	—	662,936	37,821	700,757	700,757
Provisions	—	—	—	—	—	—	—	—	—	—	—	13,721	13,612	27,333	27,333
% Provisión	—	—	—	—	—	—	—	—	—	—	—	2.07%	35.99%	3.90%	3.90%

Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	1,469,501	64,347	1,533,848	1,533,848
Provisions	—	—	—	—	—	—	—	—	—	—	—	2,846	3,405	6,251	6,251
% Provisión	—	—	—	—	—	—	—	—	—	—	—	0.19%	5.29%	0.41%	0.41%

Total loans and receivable from customers	17,768	253,560	1,562,263	1,237,065	203,112	271,722	19,534	38,156	80,282	137,972	3,683,462	2,956,080	161,529	3,117,609	6,801,071
Provisions	9	254	1,691	5,297	3,984	4,615	1,681	4,905	28,590	35,176	51,026	21,917	22,636	44,553	95,579
% Provisión	0.05%	0.10%	0.11%	0.43%	1.96%	1.70%	8.61%	12.86%	35.61%	25.50%	1.39%	0.74%	14.01%	1.43%	1.41%

Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)	B1 and B2: Customers who have financial difficulties but still are not impaired.

Impaired: Customers who have financial difficulties and are impaired.

												Group Portfolio
	Normal Portfolio						Impired Portfolio (*)					Normal Portfolio	Imapired Portfolio
01/01/2015	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Subtotal	Total			Subtotal	General Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and receivables from banks	100,017	20,987	—	—	—	—	—	—	—	—	121,004	—	—	—	121,004
Provisions	36	17	—	—	—	—	—	—	—	—	53	—	—	—	53
% Provisions	0.04%	0.08%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.00%	0.00%	0.00%	0.04%

Loans and receivables from customers
Commercial Loans:
General Commercial loans	13,635	300,861	1,068,203	767,504	141,946	244,897	10,947	7,556	42,951	61,454	2,598,500	544,558	38,658	583,216	3,181,716
Foreign Trade loans	—	6,685	152,081	188,176	19,853	20,540	6,521	5,293	20,570	32,384	419,719	4,105	23	4,128	423,847
Lines of credit and overdrafts	1	3,478	11,596	5,938	2,277	959	356	96	1,498	1,950	26,199	22,701	1,137	23,838	50,037
Factored receivables	2,663	7,201	33,863	18,045	1,494	775	282	—	1,636	1,918	65,959	4,610	159	4,769	70,728
Student loans	—	—	—	—	—	—	—	—	—	—	—	124,263	3,767	128,030	128,030
Leasing contracts	—	10,939	109,159	70,668	17,360	8,841	1,261	1,265	20,601	23,127	240,094	17,749	830	18,579	258,673
Other outstanding loans	2	266	1,157	466	192	190	1,656	1,902	74	3,632	5,905	2,745	332	3,077	8,982
Subtotal Commercial loans	16,301	329,430	1,376,059	1,050,797	183,122	276,202	21,023	16,112	87,330	124,465	3,356,376	720,731	44,906	765,637	4,122,013
Provisions	42	277	1,672	8,423	3,747	4,760	1,756	2,232	31,712	35,700	54,621	5,218	4,579	9,797	64,418
% Provisión	0.26%	0.08%	0.12%	0.80%	2.05%	1.72%	8.35%	13.85%	36.31%	28.68%	1.63%	0.72%	10.20%	1.28%	1.56%

Consumer loans	—	—	—	—	—	—	—	—	—	—	—	629,345	40,352	669,697	669,697
Provisions	—	—	—	—	—	—	—	—	—	—	—	15,503	13,637	29,140	29,140
% Provisión	—	—	—	—	—	—	—	—	—	—	—	2.46%	33.80%	4.35%	4.35%

Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	1,321,415	48,419	1,369,834	1,369,834
Provisions	—	—	—	—	—	—	—	—	—	—	—	2,450	2,341	4,791	4,791
% Provisión	—	—	—	—	—	—	—	—	—	—	—	0.19%	4.83%	0.35%	0.35%

Total loans and receivable from customers	16,301	329,430	1,376,059	1,050,797	183,122	276,202	21,023	16,112	87,330	124,465	3,356,376	2,671,491	133,677	2,805,168	6,161,544
Provisions	42	277	1,672	8,423	3,747	4,760	1,756	2,232	31,712	35,700	54,621	23,171	20,557	43,728	98,349
% Provisión	0.26%	0.08%	0.12%	0.80%	2.05%	1.72%	8.35%	13.85%	36.31%	28.68%	1.63%	0.87%	15.38%	1.56%	1.60%

Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)	B1 and B2: Customers who have financial difficulties but still are not impaired.

Impaired:	Customers who have financial difficulties and are impaired.

An analysis of the age of past-due loans by class of financial asset is provided below43:

	As of December 31, 2016
	Up to date	From 1 to 29 days	From 30 to 89 days	Over 90 days or more	Loans and receivables to customers	Total overdue debt
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and receivables to banks	150,780	—	—	—	150,780	—
Loans and receivables to customers:
Commercial loans	14,438,474	103,689	247,807	284,774	15,074,744	636,270
Mortgage loans	3,881,940	2,137	1,532	12,611	3,898,220	16,280
Consumer loans	2,418,789	9,408	10,309	169,690	2,608,196	189,407

Total	20,889,983	115,234	259,648	467,075	21,731,940	841,957

	As of December 31, 2015
	Up to date	From 1 to 29 days	From 30 to 89 days	Over 90 days or more	Loans and receivables to customers	Total overdue debt
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and receivables to banks	98,398	—	—	—	98,398	—
Loans and receivables to customers:
Commercial loans	4,527,939	27,487	13,600	48,101	4,617,127	89,188
Mortgage loans	1,533,536	446	429	1,864	1,536,275	2,739
Consumer loans	697,182	1,906	3,587	56,190	758,865	61,683

Total	6,857,055	29,839	17,616	106,155	7,010,665	153,610

	As of January 1, 2015
	Up to date	From 1 to 29 days	From 30 to 89 days	Over 90 days or more	Loans and receivables to customers	Total overdue debt
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and receivables to banks	121,004	—	—	—	121,004	—
Loans and receivables to customers:						—
Commercial loans	4,101,084	26,545	8,490	49,130	4,185,249	84,165
Mortgage loans	1,369,496	—	484	1,617	1,371,597	2,101
Consumer loans	664,948	2,147	3,457	57,972	728,524	63,576

Total	6,256,532	28,692	12,431	108,719	6,406,374	149,842

[43]	This information includes obligations with interest and indexation accrued as agreed and excludes penalty interest for default. Consequently, they do not consider the values of the mentioned assets but rather the debts due, which excludes those obligations for transferred assets that have not been derecognized for financial or accounting reasons and of which the bank or its subsidiaries are not creditors, and includes those obligations for acquired loan titles that are calculated as financing for the transferor in the Statement of Financial Position.

Assets and liabilities by currency

The following tables details assets and liabilities by currency as of December 31, 2016, 2015 and as of January 1, 2015:

As of December 31, 2016	Notes	US$	Euro	Yen	Sterlin pounds	Colombian Pesos	Other currencies	UF	Pesos	ER (*)	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Cash and deposits in banks	5	450,282	11,255	28	75	670,955	780	—	353,762	—	1,487,137
Cash in the process of collection	5	40,289	842	—		3,216	—	—	101,422	—	145,769
Trading portfolio financial assets	6	—	—	—	—	567,850	—	10,603	54,104	—	632,557
Investments under agreements to resell	7	—	—	—	—	136,422	—	—	33,820	—	170,242
Derivative financial instruments	8	121,377	—	—	—	92,635	—	63,946	824,811	—	1,102,769
Loans and receivables from banks, net	9	91,261	—	—	—	59,310	—	—	(3)	—	150,568
Loans and receivables from customers, net	10	2,458,017	—	—	—	4,773,065	—	7,508,358	5,697,061	8,147	20,444,648
Financial investments available-for-sale	11	28,724	—	—	—	447,126	—	461,067	1,126,737	10,423	2,074,077
Held to maturity investments	11	94,258	—	—	—	132,164	—	—	11	—	226,433
Intangible assets	12	76	—	—	—	211,021	—	—	1,403,378	—	1,614,475
Property, plant and equipment, net	13	1,227	—	—	—	38,921	—	—	80,895	—	121,043
Current income taxes	14	770	—	—	—	25,354	—	—	138,172	—	164,296
Deferred income taxes	14	23,340	—	—	—	26	—	—	87,399	—	110,765
Other assets	15	168,198	375	—	—	93,233	—	6,371	159,215	2	427,394
Non-current assets held for sale	15	—	—	—	—	—	—	—	37,164	—	37,164

Total Assets		3,477,819	12,472	28	75	7,251,298	780	8,050,345	10,097,948	18,572	28,909,337

Current accounts and demand deposits	16	410,288	7,571	2	98	2,121,456	31	8,490	1,905,255	—	4,453,191
Transaction in the course of payment	5	28,543	917	—	108	3	313	—	37,529	—	67,413
Obligations under repurchase agreements	7	—	—	—	—	368,409	—	—	5,470	—	373,879
Time deposits and saving accounts	16	1,449,128	244	—	—	2,691,969	—	1,314,902	6,125,462	5	11,581,710
Derivative financial instruments	8	83,779	—	—	—	52,903	—	95,381	675,271	—	907,334
Borrowings from financial institutions	17	1,639,878	400	39	—	539,734	9	—	(190)	—	2,179,870
Debt issued	18	1,013,595	—	—	—	585,600	—	3,610,708	250,350	—	5,460,253
Other financial obligations	18	—	—	—	—	2,265	—	—	23,298	—	25,563
Current income tax provision	14	—	—	—	—	1,411	—	—	475	—	1,886
Deferred income taxes	14	—	—	—	—	57,607	—	—	29	—	57,636
Provisions	19	5,975	—	—	—	37,625	—	—	56,448	—	100,048
Other liabilities	20	54,666	4,318	—	—	65,343	—	—	145,483	—	269,810
Liabilities directly associated with non-currente assets held for sale	20	—	—	—	—	—	—	—	7,032	—	7,032

Total Liabilities		4,685,852	13,450	41	206	6,524,325	353	5,029,481	9,231,912	5	25,485,625

Net Assets (Liabilities)		(1,208,033)	(978)	(13)	(131)	726,973	427	3,020,864	866,036	18,567	3,423,712
Contingent loans	21	578,432	2,972	431	—	948,343	—	—	3,779,958	—	5,310,136

Net Assets (Liabilities) position		(629,601)	1,994	418	(131)	1,675,316	427	3,020,864	4,645,994	18,567	8,733,848

(*)	Exchange rate

As of December 31, 2015	Notes	US$	Euro	Yen	Sterlin pounds	Colombian Pesos	Other currencies	UF	Pesos	ER (*)	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Cash and deposits in banks	5	174,423	3,505	—	19	—	35	—	299,827	—	477,809
Cash in the process of collection	5	22,777	700	—	—	—	18	—	38,600	—	62,095
Trading portfolio financial assets	6	—	—	—	—	—	—	2,678	15,087	—	17,765
Investments under agreements to resell	7	—	—	—	—	—	—	—	10,293	—	10,293
Derivative financial instruments	8	61,102	—	—	—	—	—	36,695	130,187	—	227,984
Loans and receivables from banks, net	9	99,158	—	—	—	—	—	—	240	—	99,398
Loans and receivables from customers, net	10	1,241,249	7,675	52	—	—	—	3,312,378	2,127,269	16,869	6,705,492
Financial investments available-for-sale	11	—	—	—	—	—	—	290,254	224,731	—	514,985
Held to maturity investments	11	—	—	—	—	—	—	—	—	—	—
Intangible assets	12	—	—	—	—	—	—	—	51,809	—	51,809
Property, plant and equipment, net	13	—	—	—	—	—	—	—	33,970	—	33,970
Current income taxes	14	—	—	—	—	—		—	8,275	—	8,275
Deferred income taxes	14	—	—	—	—	—	—	—	13,930	—	13,930
Other assets	15	74,820	5	—	—	—	—	—	60,917	—	135,742
Non-current assets held for sale	15	—	—	—	—	—	—	—	1,785	—	1,785

Total Assets		1,673,529	11,885	52	19	—	53	3,642,005	3,016,920	16,869	8,361,332

Current accounts and demand deposits	16	158,456	3,092	—	13	—	11	—	819,777	—	981,349
Transaction in the course of payment	5	8,114	108	—	—	—	—	—	18,155	—	26,377
Obligations under repurchase agreements	7	—	—	—	—	—	—	—	43,727	—	43,727
Time deposits and saving accounts	16	572,304	—	—	—	—	—	1,200,423	2,179,846	—	3,952,573
Derivative financial instruments	8	48,164	—	—	—	—	—	51,883	153,136	—	253,183
Borrowings from financial institutions	17	658,070	467	52	—	—	11	—	—	—	658,600
Debt issued	18	—	—	—	—	—	—	1,473,174	31,161	—	1,504,335
Other financial obligations	18	—	—	—	—	—	—	7,722	13,011	—	20,733
Current income tax provision	14	—	—	—	—	—	—	—	543	—	543
Deferred income taxes	14	—	—	—	—	—	—	—	67	—	67
Provisions	19	—	—	—	—	—	—	—	75,924	—	75,924
Other liabilities	20	1,049	—	—	—	—	16	—	51,415	—	52,480
Liabilities directly associated with non-currente assets held for sale	20	—	—	—	—	—	—	—	—	—	—

Total Liabilities		1,446,157	3,667	52	13	—	38	2,733,202	3,386,762	—	7,569,891

Net Assets (Liabilities)		227,372	8,218	—	6	—	15	908,803	(369,842)	16,869	791,441
Contingent loans	21	132,521	5,057	11	719	—	—	—	2,153,773	—	2,292,081

Net Assets (Liabilities) position		359,893	13,275	11	725	—	15	908,803	1,783,931	16,869	3,083,522

(*)	Exchange rate

As of January 1, 2015	Notes	US$	Euro	Yen	Sterlin pounds	Colombian Pesos	Other currencies	UF	Pesos	ER (*)	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Cash and deposits in banks	5	315,862	5,494	28	48	—	542	—	90,404	—	412,378
Cash in the process of collection	5	41,718	1,026	—	1	—	14	—	53,810	—	96,569
Trading portfolio financial assets	6	—	—	—	—	—	—	21,593	10,317	—	31,910
Investments under agreements to resell	7	—	—	—	—	—	—	—	200	—	200
Derivative financial instruments	8	47,950	—	—	—	—	—	63,558	125,471	—	236,979
Loans and receivables from banks, net	9	19,834	—	—	—	—	—	—	101,117	—	120,951
Loans and receivables from customers, net	10	1,150,403	10,223	13	—	—	—	2,863,972	2,024,374	14,210	6,063,195
Financial investments available-for-sale	11	—	—	—	—	—	—	215,959	309,906	—	525,865
Held to maturity investments	11	—	—	—	—	—	—	—	—	—	—
Investment in other companies		—	—	—	—	—	—	—	—	—	—
Intangible assets	12	—	—	—	—	—	—	—	44,921	—	44,921
Property, plant and equipment, net	13	—	—	—	—	—	—	—	34,777	—	34,777
Current income taxes	14	—	—	—	—	—	—	—	16,884	—	16,884
Deferred income taxes	14	—	—	—	—	—	—	—	15,265	—	15,265
Other assets	15	52,217	4	—	—	—	1,486	11,408	24,507	—	89,622
Non-current assets held for sale	15	—	—	—	—	—	—	—	815	—	815

Total Assets		1,627,984	16,747	41	49	—	2,042	3,176,490	2,852,768	14,210	7,690,331

Current accounts and demand deposits	16	121,968	2,090	—	18	—	14	—	760,696	—	884,786
Transaction in the course of payment	5	21,428	323	—	7	—	87	—	38,117	—	59,962
Obligations under repurchase agreements	7	—	—	—	—	—	—	—	57,682	—	57,682
Time deposits and saving accounts	16	466,376	—	—	—	—	—	1,329,134	2,139,857	—	3,935,367
Derivative financial instruments	8	45,065	—	—	—	—	—	60,119	152,469	—	257,653
Borrowings from financial institutions	17	584,043	13,290	13	—	—	—	—	—	—	597,346
Debt issued	18	—	—	—	—	—	—	1,015,588	31,541	—	1,047,129
Other financial obligations	18	—	—	—	—	—	—	5,799	11,773	—	17,572
Current income tax provision	14	—	—	—	—	—	—	—	—	—	—
Deferred income taxes	14	—	—	—	—	—	—	—	192	—	192
Provisions	19	—	—	—	—	—	—	—	62,563	—	62,563
Other liabilities	20	5,615	29	—	—	—	1,840	—	41,225	—	48,709
Liabilities directly associated with non-currente assets held for sale	20	—	—	—	—	—	—	—	—	—	—

Total Liabilities		1,244,495	15,732	13	25	—	1,941	2,410,640	3,296,115	—	6,968,961

Net Assets (Liabilities)		383,489	1,015	28	24	—	101	765,850	(443,347)	14,210	721,370
Contingent loans	21	415,083	4,973	—	—	—	—	—	2,229,012	—	2,649,068

Net Assets (Liabilities) position		798,572	5,988	28	24	—	101	765,850	1,785,665	14,210	3,370,438

(*)	Exchange rate

b.2 Financial Risk

a. Definition and Principles of Financial Risk Management

While there is no single definition of financial risk, the Bank defines this risk as the possibility of an event having unexpected financial consequences on the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank’s shareholders and the regulations that govern the institution. The main financial risks to which the Bank is exposed are: Market Risk, Liquidity Risk and Counterparty Risk.

a.1) Market Risk

Market Risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books~~44~~. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost. The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

•	Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions. The main sources of foreign exchange risk are:

•	Positions in foreign currency (FX) within the Trading Book.

•	Currency mismatches between assets and liabilities in the Banking Book.

•	Cash flow mismatches in different currencies.

•	Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the Bank’s income statement and equity. This effect is known as “translation risk.”

•	Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g. Unidad de Fomento (UF), Unidad de Valor Real (UVR) or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the Statement of Financial Position may be denominated.

•	Interest Rate Risk

Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank’s economic value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

•	Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as exposure to changes in the price volatility of the underlying asset.

[44]	The Trading Book includes non-derivative financial instruments that have been classified as trading instruments and all derivative positions that have not been classified as hedging instruments, according to accounting standards.

The Banking Book includes all positions in derivative and non-derivative instruments that do not form part of the Trading Book.

a.2) Funding Liquidity Risk

Funding Liquidity Risk is the exposure of the Bank’s and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

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

a.3) Counterparty Risk

Counterparty Risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty’s inability to comply with obligations to settle derivative operations with bilateral risk.

The Bank diversifies credit risk by placing concentration limits on different groups. Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations on time and as agreed.

b. Financial Risk Management

The process of managing financial risks is an ongoing, interlinked process that begins by identifying the risks to which the institution is exposed. After that, the Bank calculates the potential impact of that exposure on its profit or loss and limits it to a desired level. This involves actively monitoring risk and studying how it evolves over time. The risk management process can be subdivided into the following stages:

b.1) Identification of Financial Risks

The Financial Risk Division has a highly technical team that is constantly monitoring the activities of the Bank and its subsidiaries to search for potential risks that have not been quantified and controlled. The Bank’s Treasury Division serves as a first line of defense and plays an essential role in risk detection. Itaú Corpbanca’s structure facilitates this role of identifying risks by preserving the division’s independence and ensuring active participation from management in creating/modifying products. After a risk is identified, it is quantified to see the potential impact on value creation within the institution.

b.2) Quantification and Control of Financial Risk Exposure

Once a risk has been identified, the Financial Risk Division is responsible for mapping the risk using the appropriate quantification metrics. The Board and senior management are aware of the methods used to measure exposure and are responsible for setting the institution’s desired risk appetite levels (by business unit, associate, risk factor, area, etc.), always taking care to adhere to current regulations. The limit setting process is the instrument used to establish the equity available to each activity. Limit determination is, by design, a dynamic process that responds to the risk level considered acceptable by senior management.

The Financial Risk Division requests and proposes a system of quantitative and qualitative limits and warning levels that affect liquidity and market risk; this request must be authorized by the ALCO and the Board. It also regularly measures risk incurred, develops valuation tools and models, performs periodic stress testing, measures the degree of concentration with interbank counterparties, drafts policy and procedure handbooks and monitors authorized limits and warning levels, which are reviewed at least once per year.

The limit structure requires the division to carry out a process that includes the following steps:

•	Efficiently and comprehensively identify and outline the main types of financial risks incurred so that they are consistent with the running of the business and the defined strategy.

•	Quantify and communicate to business areas the risk levels and profile that senior management considers acceptable in order to avoid incurring undesired risks.

•	Give business areas flexibility to take on financial risks in an efficient and timely manner based on changes in the market and business strategies, and always within the risk levels considered acceptable by the entity.

•	Enable business generators to take on a cautious yet sufficient level of risk in order to achieve budgeted results.

•	Outline the range of products and underlying assets with which each treasury unit can operate, based on characteristics like the model, valuation systems and liquidity of the instruments involved, among other factors.

The metrics, by type of risk, used to quantify exposure or demonstrate that a risk has been materialized are detailed below:

•	Market Risk Metrics and Limits

Given the complexity and relevance of the portfolios managed by Itaú Corpbanca, diverse instruments have been chosen to control market risk based on the characteristics of the financial products in the Trading and Banking Books: The following regulatory and internal metrics are used to monitor and control market risk:

Regulatory Risk Measurements for the Trading and Banking Books

The Bank measures regulatory exposure using the standardized methodology provided by the Chilean Central Bank (Chapter III-B-2.2 “Standards on Measuring and Controlling Market Risks in Banking Companies” of the Compendium of Financial Standards) and complemented by the SBIF (Chapter 12-21 “Standards on Measuring and Controlling Market Risks”), which is a risk measurement based on the standard methodology of the Basel Committee, which is designed to quantify exposure to market risks for the Banking and Trading Books.

The regulatory measurement of market risk in the Trading Book allows the Bank to estimate its potential losses from fluctuations standardized by the regulator. The regulatory limit is the sum of this risk (also known as Market Risk Exposure or MRE) and 10% of the Credit Risk Weighted Assets; in no case may this sum be greater than the Bank’s Regulatory Capital.

The Bank, on an individual level, must continuously observe those limits and report to the SBIF on a weekly basis regarding its positions at risk and compliance with those limits (regulatory report SBIF C41 “Weekly information on market risk using standardized methodology”). It must also inform the SBIF each month on the consolidated positions at risk of subsidiaries and foreign subsidiaries (regulatory report SBIF C43 “Consolidated information on market risk using standardized methodology”).

The following table details regulatory limit consumption for market risk, specifically for the Trading Book as of December 31, 2016 and 2015.

Trading Book

Limit Consumption	As of December 31,
	2016	2015
Market risk exposure (MRE)	60.4%	71.8%

The regulatory risk measurement for the Banking Book (regulatory report SBIF C40 “Cash flows related to interest rate and indexation risk in the Banking Book”) is used to estimate the Bank’s potential losses from standardized adverse movements in interest and exchange rates. It is important to specify that for regulatory reporting purposes, the Trading Book includes the interest rate risk of derivatives managed in the Banking Book.

The standardized regulatory report for the Banking Book (regulatory report SBIF C40) is used to estimate the Bank’s potential economic losses from standardized adverse movements in interest rates defined by the SBIF. Currently, limits for short-term exposure (STE) to interest rate and indexation risk in the Banking Book must not exceed 35% of annual operating income (LTM moving period) and long-term limit consumption (LTE) must be less than 20% of the Bank’s regulatory capital.

The following table details regulatory limit consumption for market risk, specifically for the Banking Book as of December 31, 2016 and 2015:

Banking Book

Limit Consumption	As of December 31,
	2016	2015
Short-term exposure to interest rate risk (STE)	51.8%	60.6%
Long-term exposure to interest rate risk (LTE)	60.1%	13.8%

Value at Risk (VaR)

•	Calculation of Historical Value at Risk (Non-parametric). This measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to Statistical or Parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation and correlations across returns (parameters). The Bank’s uses a 99% confidence level and a time horizon of 1 day.

•	Calculation of Volatility-Adjusted Historical Value at Risk (Non-parametric). This measurement is based on the above and the profit and loss vector is adjusted according to whether it is facing a period of greater or less volatility.

The Board of Directors defines limits on the Value at Risk (as of the end of the first half of 2016 it uses the volatility-adjusted Historical VaR method) that can be maintained, which is monitored on a daily basis. The measurement is also subjected to backtesting to verify that the daily losses that effectively occurred do not exceed VaR more than once every 100 days. The result is monitored daily to confirm the validity of the assumptions, hypothesis and the adequacy of the parameters and risk factors used in the VaR calculation. The Bank in turn calculates VaR for sub/portfolios and risk factors, which allows it to quickly detect pockets of risk. Since VaR does not consider stress scenarios, it is complemented by stress testing. Specifically, the Bank uses metrics that take into account prospective, historical and standardized scenarios.

Although the Value at Risk model is one of the models most frequently used by the local financial industry, like any model it has limitations that must be considered:

•	It does not take into account the expected loss in the event that the portfolio return is above the confidence level defined in the VaR. In other words, in the Bank’s case it does not reflect what happens in the 1% of the tail. This is mitigated with the stress measures detailed below.

•	It does not consider intraday results, but only reflects the potential loss given current positions.

•	It does not take into account potential changes in the dynamics of movements in market variables (i.e. potential changes in the matrix of variance and covariance).

Sensitivity Measurements

Sensitivity measurements are based on estimated scenarios for positions in the Trading and Banking books.

•	Trading Book Positions by Risk Factor:

Trading Book positions as of December 31, 2016 and 2015, are detailed as follows:

Risk Factor / Products	Position
	2016	2015
	MCh$	MCh$
CLP rates
Derivatives	(131,852)	(77,875)
Investments	344,390	3,733

CLF rates
Derivatives	319,785	175,245
Investments	72,668	2,678

COP rates
Derivatives	4,275	—
Investments	381,848	—

UVR rates
Derivatives	—	—
Investments	164,828	—

USD rates	44,211	7,835

OM rates	(1,061)	52

FX (exchange rate)	14,089	7,887

Inflation (CLF)	—	—

Optionality (Gamma, Vega)	6	1

Trading Book positions by risk factor correspond to the fair and equivalent nominal value (exchange rate or “FX,” inflation and optionality) of the portfolios within the Trading Book. The Trading Book is made up of the financial assets presented in Notes 6 and 8, and financial liabilities presented in Note 8. The currency position incorporates the amortized cost positions from the Statement of Financial Position, excluding the positions related to the foreign investment with their respective hedges. The currency positions in the Trading Book have limits for each currency.

•	Banking Book Positions by Risk Factor:

FX and Inflation Positions in Banking Book:

Foreign currency and inflation positions in the Banking Book as of December 31, 2016 and 2015, are detailed as follows:

	Year-End 2016 Year-End 2015
CLF Position	1,118,526	448,256
FX Position	(684,938)	(52,231)

Positions in currencies other than Chilean pesos (FX) and exposure to indexation is classified by book and by their effect on the Bank’s financial statements, reflecting the spot exposure to each risk factor. It is important to highlight the impact of structural exchange rate risk arising from the Bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the results and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges. The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of December 2016, greater ongoing exposure was concentrated in Colombian pesos (approximately MUS$ 1,000). The Bank hedges part of these positions on a permanent basis using currency derivatives. The currency positions in the Banking Book have limits for each currency.

Structural Interest Rate Position in Banking Book (Interest Rate Gap):

Structural interest rate risk is measured using representation by risk factor of cash flows expressed at fair value, assigned at the repricing date and by currency. This methodology facilitates the detection of concentrations of interest rate risk over different time frames. All positions in and outside the Statement of Financial Position must be ungrouped into cash flows and placed at the repricing / maturity point. For those accounts that do not have contractual maturities, an internal model is used to analyze and estimate their durations and sensitivities.

The following table shows the Banking Book Positions (products valued at amortized cost and available-for-sale instruments and derivatives valued at fair value) for the most important currencies in which the Bank does business as of year-end 2016 and 2015.

The exposures presented are the present values resulting from:

•	Modeling contractual cash flows based on behaviors that affect market risk exposure. Example: prepayment, renewal, etc.

•	Discounting cash flows from items accounted for on an accrual basis at a rate that represents the opportunity cost of the liability/asset.

•	Discounting cash flows from items accounted for at market value at the market rate.

CLP Position	Year-End 2016
	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	3,501,743	870,778	2,160,430	1,290,116	543,713

Cash	456,753	—	—	—	—
Repurchase agreements	82,146	—	—	—	—
Loans to customers, net	2,103,570	823,545	2,126,992	1,126,147	459,420
Financial assets available for sale	320,536	47,233	33,438	163,969	84,293
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	214,411	—	—	—	—
Other assets	324,327	—	—	—	—

LIABILITIES	(6,504,266)	(1,196,757)	(2,361,334)	(227,588)	(158,564)

Current accounts and demand deposits	(1,890,606)	—	(58,425)	—	—
Savings accounts and time deposits	(3,042,768)	(1,190,542)	(2,286,425)	(157,934)	(255)
Debt issued	(831)	(4,710)	(15,982)	(69,654)	(158,309)
Other liabilities	(302,491)	(1,505)	(502)	—	—
Capital and reserves	(1,267,570)	—	—	—	—

DERIVATIVES	(136,936)	(204,005)	548,898	(117,704)	48,800

Financial derivative instruments	(136,936)	(204,005)	548,898	(117,704)	48,800

CLF Position	Year-End 2016
	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	460,596	467,103	2,112,730	1,828,020	3,977,336

Cash	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	498,761	453,798	2,019,088	1,751,321	3,931,531
Financial assets available for sale	3,792	13,305	93,642	76,699	45,805
PP&E and intangible assets	—	—	—	—	—
Other assets	(41,957)	—	—	—	—

LIABILITIES	(366,933)	(158,745)	(1,087,649)	(892,317)	(3,218,064)

Other liabilities	(86,149)	—	(46,944)	(66,944)	(21,856)
Capital and reserves	—	—	—	—	—
Debt issued	(41,651)	(12,178)	(542,146)	(649,782)	(2,773,046)
Current accounts and demand deposits	(17,596)	—	—	—	—
Savings accounts and time deposits	(221,537)	(146,567)	(498,559)	(175,591)	(423,162)

DERIVATIVES	(633,500)	(290,901)	(864,344)	(448,301)	233,496

Financial derivative instruments	(633,500)	(290,901)	(864,344)	(448,301)	233,496

	Year-End 2016
COP and UVR Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
Assets	2,777,361	610,840	667,891	761,052	690,494

Cash	328,871	—	—	—	—
Repurchase agreements	152,665	—	—	—	—
Loans to customers, net	1,697,264	602,867	629,102	695,626	508,008
Financial assets available for sale	44,235	7,973	38,789	65,426	182,486
Financial assets held to maturity	107,541	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	446,785	—	—	—	—

Liabilities	(4,229,588)	(581,868)	(765,798)	(461,681)	(309,997)

Current accounts and demand deposits	(1,759,415)	—	—	—	—
Savings accounts and time deposits	(930,983)	(570,126)	(631,854)	(342,199)	(101,967)
Debt issued	(24,653)	(11,742)	(133,944)	(119,482)	(208,030)
Other liabilities	(740,891)	—	—	—	—
Capital and reserves	(773,646)	—	—	—	—

Derivatives	(41,422)	(24,828)	220,845	(8,233)	(83,679)

Financial derivative instruments	(41,422)	(24,828)	220,845	(8,233)	(83,679)

	Year-End 2016
FX Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	979,846	774,212	1,123,227	31,486	34,326

Cash	349,543	—	—	—	—
Repurchase agreements	39,172	—	—	—	—
Loans to customers, net	645,830	774,108	1,122,529	22,872	22,093
Financial assets available for sale	287	104	698	8,614	12,233
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	(54,986)	—	—	—	—

LIABILITIES	(1,880,468)	(785,961)	(1,179,179)	(545,528)	—

Current accounts and demand deposits	(317,104)	—	(7,959)	—	—
Savings accounts and time deposits	(923,035)	(264,542)	(322,601)	—	—
Debt issued	(7,529)	(125,397)	(469,452)	(540,348)	—
Other liabilities	(610,230)	(396,022)	(379,167)	(5,180)	—
Capital and reserves	(22,570)	—	—	—	—

DERIVATIVES	329,880	264,544	461,844	543,063	(57,615)

Financial derivative instruments	329,880	264,544	461,844	543,063	(57,615)

	Year-End 2015
CLP Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	1,375,771	433,059	740,858	377,601	102,765

Cash	227,450	—	—	—	—
Repurchase agreements	58,296	—	—	—	—
Loans to customers, net	639,202	408,002	701,133	365,287	102,720
Financial assets available for sale	147,925	25,057	39,725	12,314	45
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	97,349	—	—	—	—
Other assets	205,549	—	—	—	—

LIABILITIES	(1,823,957)	(518,933)	(1,046,279)	(278,441)	(10,960)

Current accounts and demand deposits	(375,365)	(47,417)	(151,741)	(110,807)	(10,960)
Savings accounts and time deposits	(658,190)	(471,444)	(892,462)	(137,889)	—
Debt issued	—	—	(2,077)	(29,745)	—
Repurchase agreements	(88,328)	(72)	—	—	—
Other liabilities	(178,329)	—	—	—	—
Capital and reserves	(523,745)	—	—	—	—

DERIVATIVES	313,295	157,511	414,040	(130,308)	(92,492)

Financial derivative instruments	313,295	157,511	414,040	(130,308)	(92,492)

	Year-End 2015
CLF Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	340,027	265,914	957,214	627,247	2,133,207

Cash	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	248,695	217,467	874,598	546,211	2,133,207
Financial assets available for sale	81,786	48,447	82,616	81,036	—
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	9,546	—	—	—	—

LIABILITIES	(214,234)	(88,779)	(609,756)	(542,924)	(1,756,897)

Current accounts and demand deposits	(371)	—	—	—	—
Savings accounts and time deposits	(171,613)	(80,000)	(494,159)	(171,808)	(373,648)
Debt issued	(4,173)	(8,776)	(59,318)	(285,780)	(1,331,970)
Repurchase agreements	—	—	—	—	—
Other liabilities	(38,077)	(3)	(56,279)	(85,336)	(51,279)
Capital and reserves	—	—	—	—	—

DERIVATIVES	88,477	(202,459)	(189,140)	(55,062)	(304,577)

Financial derivative instruments	88,477	(202,459)	(189,140)	(55,062)	(304,577)

FX Position	Year-End 2015
	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	535,528	426,188	548,729	22,657	16,207

Cash	143,224	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	335,312	426,188	548,729	22,657	16,207
Financial assets available for sale	—	—	—	—	—
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	56,992	—	—	—	—

LIABILITIES	(445,017)	(499,406)	(452,259)	(30,098)	(5,389)

Current accounts and demand deposits	(65,134)	(10,675)	(34,114)	(24,691)	(5,389)
Savings accounts and time deposits	(241,110)	(159,131)	(169,009)	—	—
Debt issued	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Other liabilities	(138,773)	(329,600)	(249,136)	(5,407)	—
Capital and reserves	—	—	—	—	—

DERIVATIVES	(229,775)	74,931	9,984	(630)	(23,882)

Financial derivative instruments	(229,775)	74,931	9,984	(630)	(23,882)

Cash presented in the above tables corresponds to term deposits. The remaining portion of the cash and cash equivalents is considered readily available.

The following table summarizes the aforementioned exposures:

Currency	2016 Exposure	2015 Exposure
	MCh$	MCh$
CLP	(1,942,677)	13,530
CLF	1,118,526	448,256
COP-UVR	(778,611)	—
FX	93,673	(52,231)

•	Sensitivity Analysis for Financial Risks

The Bank uses stress testing as a sensitivity analysis tool in order to control financial risk. This measurement is performed separately for the Trading and Banking Books.

Sensitivity is estimated using the DV01 indicator, which is a measure of sensitivity of portfolio results if the zero coupon interest rate of the risk factor increases by 1 basis point (0.01%) for different maturities and in annualized terms. Although the use of DV01 to estimate potential impacts on the economic, book and equity value is easy to understand and implement, it excludes both correlations among risk factors and second-order effects.

The following table presents an estimate of the likely, but reasonable impact of fluctuations in interest rates, exchange rates and implicit volatilities (market factors) that would impact the Trading and Banking Book.

The fluctuations in market factors correspond to highly probable scenarios chosen from among a set of scenarios agreed upon based on the opinions of specialists in economics and financial risk and operators. In order to estimate sensitivity, sensitivity (DV01) and the reasonably likely scenarios must be multiplied by market factor.

Interest Rate Scenarios - Chile (basis points – 0.01%)

Scenarios for Impact on Profit and Loss (P&L)							Scenarios for Impact on Available-for-Sale Assets (AFS)							Scenarios for Impact on Accrual Book
Term	Chamber CLP	Gov’t CLP	Chamber CLF	Gov’t CLF	Curve USD	Curves MX	Term	Chamber CLP	Gov’t CLP	Chamber CLF	Gov’t CLF	Curve USD	Curves MX	Term	Chamber CLP	Chamber CLF	Curve USD	Curves MX
1D	-36	38	125	146	66	-20	1D	-36	38	-60	146	66	66	1D	71	125	66	66
3M	-27	38	125	146	66	-20	3M	-27	38	-60	146	66	66	1M	71	125	66	66
6M	-18	38	125	146	66	-20	6M	-18	38	-60	146	66	66	3M	71	125	66	66
9M	-21	39	87	111	52	-20	9M	-21	39	-45	111	52	52	6M	71	125	66	66
1Y	-24	40	50	75	39	-20	1Y	-24	40	-31	75	39	39	9M	71	125	66	66
2Y	-30	40	49	75	32	-23	2Y	-30	40	-23	75	32	32	1Y	71	125	66	66
3Y	-32	43	51	69	38	-27	3Y	-32	43	-24	69	38	38
4Y	-35	46	52	64	45	-31	4Y	-35	46	-25	64	45	45
5Y	-37	49	54	58	51	-34	5Y	-37	49	-27	58	51	51
7Y	-39	48	56	58	55	-36	7Y	-39	48	-30	58	55	55
10Y	-42	46	61	59	60	-38	10Y	-42	46	-34	59	60	60
20Y	-42	46	50	38	60	-38	20Y	-42	46	-30	38	60	60

Exchange Rate Scenarios - Chile

Exchange Rate	Scenario for Impact on P&L	Scenario for Impact on AFS	Scenario for Impact on Amortized Cost Book
USD-CLP	-3.8%	-3.8%	-3.8%
USD-COP	-7.7%	-7.7%	-7.7%

Interest Rate Scenarios - Colombia (basis points – 0.01%)

Scenarios for Impact on Profit and Loss (P&L)				Scenarios for Impact on Available-for- Sale Assets (AFS)				Scenarios for Impact on Accrual Book
Term	Gov’t COP	Swap IBR	Curve USD	Term	Gov’t COP	Swap IBR	Curve USD	Term	Swap IBR	Curve USD
1D	43	-19	0	1D	43	-19	0	1D	29	0
3M	44	-28	83	3M	44	-28	7	1M	30	14
6M	45	-39	95	6M	45	-39	-2	3M	35	7
9M	46	-46	96	9M	46	-46	-13	6M	39	-2
1Y	47	-54	97	1Y	47	-54	-25	9M	52	-13
2Y	52	-76	107	2Y	52	-76	-16	1Y	65	-25
3Y	56	-80	106	3Y	56	-80	-21
4Y	58	-78	103	4Y	58	-78	-25
5Y	58	-76	99	5Y	58	-76	-29
7Y	59	-77	98	7Y	59	-77	-32
10Y	59	-80	96	10Y	59	-80	-37
20Y	67	-87	96	20Y	67	-87	-37

Exchange Rate Scenarios – Colombia

Exchange Rate	Scenario for Impact on P&L	Scenario for Impact on AFS	Scenario for Impact on Amortized Cost Book
USD-COP	13.2%	-6.1%	13.2%

The following table presents the impact of movements or reasonably likely scenarios applied to positions in the Trading Book that affect the Bank’s profit and loss (P&L) as of December 31, 2016 and 2015:

Potential Impact on P&L	2016	2015
	MCh$	MCh$
CLP Rate Risk	(2,812)	(1,865)
Derivatives	(2,604)	(1,823)
Investments	(208)	(42)

CLF Rate Risk	(8,069)	(2,662)
Derivatives	(8,069)	(2,635)
Investments	—	(27)

COP Rate Risk	(11,622)	—
Derivatives	(10,439)	—
Investments	(1,183)	—

UVR Rate Risk	(404)	—

Derivatives	—	—
Investments	(404)	—

USD Rate Risk	(2,658)	(778)
Other Currencies Rate Risk	(9)	(2)

Total Rate Risk	(25,574)	(5,307)

Foreign Exchange Risk	(1,921)	(131)
Options Risk	(87)	—

Total Impact	(27,582)	(5,438)

Option Risk includes the (Vega) and Gamma volatility risks.

The following table presents the impact on the margin of movements or reasonably likely scenarios on positions in the Banking Book as of December 31, 2016 and 2015.

Potential Impact on Banking Book Amortized Cost	2016	2015
	MCh$	MCh$
Impact of Interbank Rate Risk	(7,096)	(4,673)

The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months.

In line with the effects on P&L of positions accounted for at fair value and amortized cost, the changes in market factors because of reasonably possible movements in interest and exchange rates also generate impacts on equity accounts as a result of the potential change in market value of the portfolio of available-for-sale instruments and the portfolios of cash flow and net foreign investment hedges, which are presented in the following table:

As of December 31, 2016:	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	US$	MUS$	MCh$
CLP	(293,337)	(14.00)	(9,211)
CLF	41,167	(15.00)	(10,029)
COP	(152,241)	(8.00)	(5,588)
UVR	—	—	—
USD	(77,927)	(3.00)	(2,094)
Other	(159)	—	(7)

Total Rate Impact	(482,497)	(40)	(26,929)

Exchange Rate	Impact of Change in Prices
	MUS$	MCh$
USD	(1)	(269)
COP	(150)	(100,390)

Total Impact on Exchange Rate	(151)	(100,659)

Total Impact	(191)	(127,589)

As of December 31, 2015:	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	USD	MUS$	MCh$
CLP	(9,665)	(1)	(242)
CLF	(30,919)	(2)	(1,725)
USD	—	—	—
Other	—	—	—

Total Rate Impact	(40,584)	(3)	(1,967)

Foreign Exchange	Impact of Change in Prices
	MUS$	MCh$
USD	—	—
Other	—	—

Total Impact on Exchange Rate	—	—

Total Impact	(3)	(1,967)

The Bank uses accounting hedges to efficiently manage accounting asymmetries present in financial risk exposure.

The use of accounting hedges is dependent on limits defined by the board, definitions from the ALCO and the hedging policy. The ALM Division is responsible for designing and implementing strategies and the Financial Risk Management Division for measuring and monitoring the effectiveness of hedges, generating effectiveness indicators that are continuously monitored.

See Note 8 for more information on accounting hedge strategies.

•	Liquidity Risk Metrics and Limits

Liquidity risk measurements are focused mainly on quantifying whether the institution has sufficient resources to meet its intraday and interday obligations under both normal and stressed conditions. They also include a framework of indicators to forecast the occurrence of liquidity stress scenarios and clarity as to the steps to follow once the risk has occurred.

The following regulatory and internal metrics are used to monitor and control liquidity risk:

Regulatory Measurement of Liquidity Risk

Adjusted liquidity gap: the same chapter (SBIF 12-20 “Management and Measurement of Liquidity Position”) establishes that, with prior authorization from the regulator, cash outflows to retail counterparties may be assigned a different maturity than their contractual maturity based on their statistical behavior. Adjusted mismatches (local consolidated) are restricted to a maximum of:

•	30-day mismatches in consolidated and foreign currency: 100% of Core Capital.

•	90-day mismatches in consolidated currency: 200% of Core Capital.

The Bank, on a local consolidated level, must continuously observe those limits and periodically report to the SBIF its positions at risk and compliance with those limits using the C46 regulatory report “Liquidity Situation.”

The use of the liquidity regulatory limit as of December 31, 2016 and 2015, is detailed as follows:

	As of December 31,
Regulatory Liquidity Indicator	2016	2015
	%	%
At 30 days	4	(2)
At 30 days in foreign currency	12	6
At 90 days	16	15

Note: Negative percentage (-2%) means that cash inflows exceed cash outflows at that maturity.

Regulatory Measurement of Contractual Liquidity Gap

In accordance with SBIF Chapter 12-20, all cash flows in and outside the Statement of Financial Position are analyzed provided that they contribute cash flows at their contractual maturity point.

Balances of the Bank’s consolidated undiscounted contractual cash flows from financial assets and liabilities as of December 31, 2016 and 2015, are detailed as follows in MCh$:

	December 31, 2016
	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	4,437,895	2,112,587	4,778,259	5,251,810	17,824,808	34,405,359

Cash	1,119,862	—	—	—	—	1,119,862
Financial instruments recorded at market value	1,004,424	359,123	118,864	494,925	1,159,907	3,137,243
Loans to other domestic banks without lines of credit	167,076	4,092	—	—	—	171,167
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	1,969,379	1,525,530	3,364,118	2,816,369	9,368,578	19,043,975
Commercial lines of credit and overdrafts	(276,662)	2,781	58,006	45	45	(215,785)
Consumer loans without lines of credit	62,325	131,324	525,925	1,038,327	1,744,874	3,502,775
Consumer lines of credit and overdrafts	94,515	4,484	325,597	3,248	3,248	431,093
Residential mortgage loans	37,140	66,144	283,201	739,403	5,314,672	6,440,560
Financial instruments recorded based on issuer’s flow	30,967	470	75,868	—	—	107,305
Other transactions or commitments without lines of credit	238,207	6,092	16,098	112,494	117,408	490,299
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(9,338)	12,547	10,582	46,999	116,076	176,865

Liabilities	(8,454,693)	(2,799,978)	(5,214,372)	(2,960,247)	(8,655,131)	(28,084,422)

Current accounts and other demand deposits	(4,318,821)	—	—	—	—	(4,318,821)
Term savings accounts - unconditional withdrawal	(2,901)	—	—	—	—	(2,901)
Term savings accounts - deferred withdrawal	(39,644)	—	—	—	—	(39,644)
Obligations with Chilean Central Bank without lines of credit	(376,629)	—	—	—	—	(376,629)
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(3,091,375)	(2,474,208)	(3,500,821)	(1,139,025)	(1,938,961)	(12,144,391)
Foreign loans without lines of credit	(245,352)	(281,556)	(1,017,915)	(109,668)	(328,524)	(1,983,014)
Lines of credit from foreign banks	—	—	—	—	—	—
Letter of credit obligations	(4,099)	(809)	(12,048)	(26,473)	(79,972)	(123,402)
Bonds payable	(40,256)	(32,952)	(632,208)	(1,638,082)	(6,217,523)	(8,561,021)
Other obligations or payment commitments without lines of credit	(335,616)	(10,453)	(51,380)	(46,999)	(90,151)	(534,599)
Other lines of credit secured	—	—	—	—	—	—

Net band	(4,016,798)	(687,391)	(436,113)	2,291,563	9,169,677	6,320,937

	December 31, 2015
	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	1,684,312	634,369	1,862,438	1,106,943	5,370,043	10,658,103

Cash	556,223	—	—	—	—	556,223
Financial instruments recorded at market value	465,982	—	—	—	—	465,982
Loans to other domestic banks without lines of credit	49,779	8,927	38,282	2,825	2,825	102,638
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	548,585	550,736	1,193,941	616,189	2,936,302	5,845,752
Commercial lines of credit and overdrafts	8,671	2,306	38,713	22	22	49,734
Consumer loans without lines of credit	13,780	27,094	113,379	221,144	317,221	692,619
Consumer lines of credit and overdrafts	(9,524)	9,338	295,542	3,001	3,001	301,357
Residential mortgage loans	10,773	21,390	98,262	257,087	2,053,706	2,441,217
Financial instruments recorded based on issuer’s flow	89	17,682	34,274	11,504	14,079	77,628
Other transactions or commitments without lines of credit	61,262	—	77,054	—	—	138,316
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(21,308)	(3,104)	(27,009)	(4,829)	42,887	(13,363)

Liabilities	(2,140,218)	(875,303)	(2,297,841)	(1,191,284)	(3,520,612)	(10,025,260)

Current accounts and other demand deposits	(1,013,102)	—	—	—	—	(1,013,102)
Term savings accounts - unconditional withdrawal	—	—	—	—	—	—
Term savings accounts - deferred withdrawal	—	—	—	—	—	—
Obligations with Chilean Central Bank without lines of credit	—	—	—	—	—	—
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	(2)	(2)	(99)	(753)	(9,210)	(10,066)
Lines of credit secured from other domestic banks	(21)	—	—	—	—	(21)
Savings accounts and time deposits	(943,680)	(821,386)	(1,660,957)	(362,949)	(976,198)	(4,765,172)
Foreign loans without lines of credit	(2,992)	(22,259)	(550,776)	(83,019)	(87,778)	(746,824)
Lines of credit from foreign banks	—	—	—	—	—	—
Letter of credit obligations	(1,748)	—	(4,916)	(9,009)	(21,783)	(37,456)
Bonds payable	(3,806)	(952)	(51,699)	(290,792)	(1,907,377)	(2,254,626)
Other obligations or payment commitments without lines of credit	(174,867)	(30,704)	(29,394)	(444,762)	(518,266)	(1,197,993)
Other lines of credit secured	—	—	—	—	—	—

Net band	(455,906)	(240,934)	(435,403)	(84,341)	1,849,431	632,843

Note: comparative basis for 2015 is only Itaú Chile

The preceding tables present undiscounted cash flows from the Bank’s assets (Notes 5 - 11) and liabilities (Notes 16 - 18) on the basis of maturity estimation models. The Bank’s expected cash flows could vary as a function of changes in the variable that are used to estimate asset and liability maturities.

The grouping corresponds to regulatory categories that bring together financial items with similar characteristics from the perspective of liquidity risk. These categories are modeled separately and reported in cash flows.

Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR)

In line with international risk management practices, the Bank uses the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.

The LCR aims to measure the sufficiency of high-quality assets to face a 30-day funding stress scenario. At a minimum, the institution must survive until the thirtieth day of the stress scenario with funding from liquid assets in its portfolio because, as described in the standard, managers and/or supervisors would have been able to establish timely corrective measures. The indicator also recognizes differentiated behavior for wholesale versus retail counterparties, which in the Bank’s case represent 72% and 28%, respectively, for the 30-day band. On the other hand, the NSFR focuses on maintaining sufficient stable funding to meet (long-term) stable funding needs. The bank calculates LCR and NSFR using the methodologies defined by the local regulator and the Brazilian Central Bank (BACEN). Both regulators set a limit for LCR, while the parent company establishes a limit for NSFR. The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the “Basel III Committee on Banking Supervision” (“BIS III”) that were adopted by the local Chilean regulator and the Brazilian Central Bank.

Deposits / Loans

Structurally, the Bank’s liquidity can be quantified based on the level of assets and liabilities in its balance sheet. In particular, the following table shows the ratio of deposits / loans in Itaú Corpbanca’s balance sheet. Deposits refer to the carrying amount of funds (demand and time deposits) that customers deposit in the bank, while loans are credit that the bank grants. This is a measurement of the reciprocity between the Bank’s commercial activity and the stability of its funding.

	Dec 2016	Dec 2015
Year-End	78.4%	73.5%
Minimum	71.0%	73.2%
Maximum	81.5%	79.9%
Average	77.5%	76.5%

Note1: loans are reported net of provisions

Note2: comparative basis for 2015 is only Itaú Chile

Liquidity Warning Levels

Warning levels seek to provide evidence or signs of potential adverse liquidity events. The most relevant warning levels include: counterparty and maturity concentration, currency concentration, product concentration, reserve management, evolution of funding rates and diversification of Liquid Assets.

Analysis of Pledged and Unpledged Assets

The following presents an analysis of the Bank’s pledged and uncommitted assets that will be available to generate additional funding as fixed-income instruments. For this, pledged assets are:

•	Assets that have been committed or received in guarantee.

•	Assets that an entity considers that it is restricted from using.

Available assets and investments adjusted for the delivery or receipt of guarantees for year-end 2015 and 2016 are detailed as follows.

Year	Amount	Guarantees Furnished	Guarantees Received	Cash
	MCh$	MCh$	MCh$	MCh$
	(i)	(ii)	(iii)	(i-ii+iii)
2016	1,980,930	423,655	383,424	1,940,699
2015	579,597	43,727	10,293	546,163

•	Counterparty Risk

Exposure to derivative counterparty risk is measured by recognizing the different contracts maintained with the institution’s customers, including contracts without mitigating clauses, contracts with netting, contracts with Credit Support Annex (CSA) and with clearing houses, which receive a differentiated treatment.

The following table details the netting of these transactions:

		12/31/2016			12/31/2015
	Notes	Gross amount assets	Gross amount liabilities	Net amounts	Gross amount assets	Gross amount liabilities	Net amounts
		(a)	(b)	(c) = (a) + (b)	(a)	(b)	(c) = (a) + (b)
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives with netting agreement		776,613	(885,158)	(108,545)	—	—	—
Derivatives without netting agreement		326,156	(22,176)	303,980	227,984	(253,183)	(25,199)

Total Derivatives	8	1,102,769	(907,334)	195,435	227,984	(253,183)	(25,199)

Net guarantees delivered in compensation houses (*)		56,818	—	56,818	724	—	724
Net guarantees delivered in bilateral agreements (**)	15/20	167,148	(49,776)	117,372	—	—	—

Net guarantees		223,966	(49,776)	174,190	724	—	724

Derivatives net of guarantees		1,052,993	(683,368)	369,625	227,984	(252,459)	(24,475)

(*)	Clearing Houses: centralized counterparties that play the counterparty role for all participants
(**)	Bilateral agreements: contractual agreements between both parties for delivery of guarantees under certain conditions

Market values of derivatives that are reported in accounting do not reflect counterparty risk management using guarantees as they do not reveal the true exposures with the counterparties. The guarantees delivered (received) must be added (subtracted) from the market value in order to correctly reflect these exposures.

It is important to highlight that counterparty risk management is framed within the Bank’s corporate credit policies.

b.3) Monitoring and Governance of Financial Risks

The Board is the body in charge of the Bank’s management. Its duties include defining the institution’s strategic guidelines and supervising its risk management structure.

Risk management policies are established with the objective of identifying and analyzing the risks faced by the Bank, setting adequate limits and controls and monitoring risks and compliance with limits. Risk management policies and structures are reviewed regularly so that they reflect changes in the Bank’s activities. The Bank, through its standards and procedures, aims to develop an appropriate control environment in which all employees understand their roles and responsibilities.

The Audit Committee supervises the way in which the Bank monitors and manages risk and compliance with the risk management policies and procedures and oversights if the risks management framework is appropriate for the risks faced by the Bank. This committee is assisted by the Internal Audit in its oversight role. Internal Audit performs reviews of risk management controls and procedures, whose results are reported to the Audit Committee.

In accordance with the Bank’s governance outlook, the Financial Risk Division is responsible for identifying, quantifying, analyzing, controlling and monitoring financial risk at the Bank. The Credit Risk Division is responsible for managing credit risk for the Corporate Banking, Treasury, Companies and Retail divisions. The Financial Risk Department is part of the Planning and Control Division. The other departments within this division include Accounting, Management Control, Planning and Development, Capital Management and Investor Relations. The main objective of this corporate division is to provide accurate, timely and high-quality information to support decision making by internal and external stakeholders.

The Corporate Treasury Division is charged with managing financial risk in the Bank’s Trading and Banking Books. In the Banking Book, this consists of managing inflation, interest rate and liquidity risk in the Bank’s balance sheet in order to maximize returns in compliance with corporate policies and current laws and regulations. The Trading Book refers to the portfolio of financial instruments acquired to obtain short-term gains from increases in fair value arising from changes in the values of underlying variables. This book is responsible for managing currency risk for the entire balance sheet. Management of the Bank’s funding structure is an important component of managing liquidity and interest rate risk within the Banking Book or balance sheet.

The Financial Risk Division is independent from the business areas and is responsible for controlling and measuring the Bank’s financial risks (market and liquidity risk) as well as supplying, along with the Treasury Division, the ALCO with the metrics and limits for those risks, which are established in the respective policies.

The Bank’s financial risk management efforts are framed within the Financial Risk Policy, which is comprised of the Liquidity Management Policy, the Market Risk Management Policy and the Valuation Policy.

Financial Risk Management Principles

•	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.

•	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.

•	Senior management establishes the guidelines for risk appetite, and is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

Financial Risk Management Committees

In order to guarantee the flexibility of management efforts and communication of risk levels to senior management, the following network of committees has been established:

•	Daily meeting: Happens daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.

•	Proprietary Trading and Market Making Commission: Meets weekly to analyze strategies for managing investment portfolio or directional positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

•	Asset and Liability Management Commission (ALM): Meets biweekly to analyze management of structural interest rate and indexation risk in the Banking Book.

•	Liquidity and Market Commission: Meets biweekly to analyze management of funding liquidity risk.

•	Treasury Committee: Meets monthly to analyze matters related to treasury activity and establish agreements and strategies on related matters, always in line with current ALCO policies and guidelines.

•	Asset-Liability Committee (ALCO): Meets monthly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

•	Board of Directors: The Board of Directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

b.3 Shareholders’ equity requirement

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During 2016 and 2015, the Bank has complied fully with all capital requirements.

The Bank maintains and actively manages core capital to cover the risks inherent to its business. The Bank’s capital adequacy is monitored using, among other measures, indices and rules established by the SBIF.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, after the merger, the SBIF determined that the Bank’s Regulatory Capital could not be less than 10% of its Risk-Weighted Assets. For this purpose, Regulatory Capital is determined based on Capital and Reserves or Core Capital, adjusted by:

•	adding subordinated bonds limited to 50% of Core Capital and,

•	subtracting the asset balance of goodwill and unconsolidated investments in companies.

•	adding non-controlling interest up to a maximum of 20% of Core Capital.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back each asset. There are 5 risk categories (0%, 10%, 20%, 60% and 100%). For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets. Property, plant and equipment have 100% risk, which means that minimum capital equivalent to 8% of the value of these assets is needed.

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or “credit equivalent”). For weighting purposes, “credit equivalent” also considers contingent loans not recorded in the Consolidated Statement of Financial Position.

As instructed in Chapter 12-1 “Equity for Legal and Regulatory Purposes” of the SBIF RAN, beginning in January 2010, a regulatory change was implemented that made effective Chapter B-3 of the Compendium of Accounting Standards and its subsequent amendments, which changed the risk exposures of contingent loans, passing from 100% to the percentages indicated below:

Type of Contingent Loan	Exposure
a) Collaterals and Guarantors	100%
b) Confirmed foreign letters of credit	20%
c) Issued documentary letters of credit	20%
d) Performance and bid bonds	50%
e) Unrestricted lines of credit:	35%
f) Other loan commitments:
- Higher education loans Law 20,027	15%
- Other	100%
g) Other contingent loans	100%

As of year-end, the ratio of assets to risk-weighted assets is as follows:

	Consolidated Assets		Risk-Weighted Assets
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	1,487,137	477,809	—	5,055
Transactions pending settlement	137,190	62,095	41,425	5,904
Trading securities	632,557	17,765	104,617	11,837
Receivables from repurchase agreements and securities borrowing	159,458	10,293	59,703	10,293
Financial derivative instruments	1,615,789	374,821	1,203,011	199,213
Loans and advances to banks	150,568	99,398	123,759	66,880
Loans to customers	20,449,754	6,713,983	18,713,221	6,060,508
Financial assets available for sale	2,054,110	512,510	326,964	55,558
Financial assets held to maturity	226,422	—	226,422	—
Investments in other companies	19,967	2,475	19,967	2,475
Intangible assets	1,657,614	51,809	469,167	51,809
Property, plant and equipment	119,970	33,970	119,970	33,970
Current tax assets	162,410	21,981	16,241	2,198
Deferred tax assets	287,051	110,044	28,705	11,004
Other assets	486,047	137,454	388,304	137,454
Off-balance-sheet assets
Contingent loans	2,255,880	1,140,711	1,353,528	684,427

Total risk-weighted assets	31,901,924	9,767,118	23,195,004	7,338,585

Figures are presented as required by local regulations.

Risk weighted assets are calculated according to Chapter 12-1 of the Recopilación Actualizada de Normas –RAN (update compilation of rules) issued by the Superintendency of Bank and Financial Institutions.

	Amount			Ratio
	2016		2015	2016		2015
	MCh$		MCh$	%		%

Basic capital	3,173,516	(a)	792,503	9.95	(c)	8.11
Regulatory capital	3,252,175	(b)	871,029	14.02	(d)	11.87

(a)	Basic capital is defined as the net amount that should be shown in the Consolidated Financial Statements as “equity attributable to equity holders of the Bank” as indicated in the Compendium of Accounting Standards.
(b)	Regulatory capital is equal to basic capital plus subordinated bonds, additional provisions, and non-controlling interest as indicated in the Compendium of Accounting Standards; however, if that amount is greater than 20% of basic capital, only the amount equivalent to that percentage will be added; goodwill is subtracted and if the sum of the assets corresponding to minority investments in subsidiaries other than banking support companies is greater than 5% of basic capital, the amount that the sum exceeds that percentage will also be subtracted.

(c)	The consolidated basic capital ratio is equal to basic capital divided by total assets for capital purposes (includes items outside the Consolidated Statement of Financial Position).
(d)	The consolidated solvency ratio is equal to the ratio of regulatory capital to weighted assets.

As of December 31, 2016, the Bank includes the following information within its management objectives, policies and processes:

•	In accordance with the SBIF’s authorization of the business combination, it determined that the resulting bank (from April 1, 2016 onward) shall maintain regulatory capital of not less than 10% of its risk-weighted assets.

•	The shareholder agreement established “Optimum Regulatory Capital” for Itaú Corpbanca (Chilean Bank) or CorpBanca Colombia (Colombian Bank), as appropriate, (a) of the greater of (i) 120% of the minimum regulatory Capital Ratio required by applicable law in the respective country; and (ii) the average minimum regulatory Capital Ratio of the three largest private banks (excluding the Chilean Bank and/or the Colombian Bank (measured in terms of the assets of the Chilean Bank and/or the Colombian Bank (measured in terms of assets) in Chile or Colombia, as appropriate, in each case the last day of the most recent fiscal year multiplied by (b) the risk-weighted assets (which include the risk-weighted assets of the Subsidiaries that are consolidated for the purpose of calculating the minimum regulatory Capital Ratio in each country) of the Chilean Bank or the Colombian Bank, as appropriate, as of the date one year after the last day of the most recent fiscal year, presuming that the risk-weighted assets grow during that year at a rate equal to the Minimum Growth Rate.

•	The Bank, in consolidated terms (the owners of the Bank), has total equity of MCh$3,173,516 (MCh$792,503 in 2015).

•	In terms of regulatory ratios, the Bank closed the 2016 period with a ratio of core capital to total assets of 9.95% (8.11% in 2015), while the Basel Index (regulatory capital to total risk-weighted assets was 14.02% (11.87% in 2015).

b.4 Operational Risk

a.	Definition

The Bank and its subsidiaries define operational risk as the possibility of losses resulting from failures, weaknesses or inadequacy of internal processes, staff, and systems or from external events. This definition includes legal risk but excludes strategic and reputation risk. Operational risk is recognized as a manageable risk and, therefore, the Bank has designated an area within its corporate structure that is in charge of this task.

b.	Structure

In line with its business strategy, Banco Itaú Corpbanca has assigned operational risk management to the Operational Risk Division, which acts according to an annual plan based on the strategic plan for the business areas, support areas and the Parent Company. This plan includes its own activities and others agreed with the Parent Company to comply with regulatory requirements. Time and available resources are distributed based on the organization’s objectives and size. This Division reports to the Corporate Risk Division, which in turn reports to the Bank’s Chief Executive Officer.

In the Bank’s corporate governance structure, managing operational risk is of strategic importance to its business processes. Operational risk management is based on financial industry best practices, international standards (most importantly the Basel standards) and local standards, especially Chapter 1-13 of the SBIF regulations on operational risk management.

Banco Itaú Corpbanca has adopted a model with three lines of defense as the primary means of implementing its operational risk management, internal control and compliance structure, ensuring that corporate guidelines are followed. It establishes that the business and support areas (first line of defense) are responsible for managing risks related to their processes. To accomplish this, they must establish and maintain a risk management program that ensures effective controls. The risk management program calls for all relevant risk matters to be reported to higher levels and to the Operational Risk Committee. According to Bank policy, this operational risk management program is implemented at all personnel levels and for all types of products, activities, processes and systems. Business and support units are responsible for playing an active and primary role in identifying, measuring, controlling and monitoring these risks and for understanding and managing their risks in compliance with policies.

Our methodology consists of evaluating the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of those controls and identify potential weaknesses. This perspective considers, among other factors, the volume and complexity of activities and the potential impact of the related operational losses and the control environment. The stages and main activities of our methodology are:

Identifying risks:

•	Mapping processes.

•	Identifying risks and controls associated with processes, products, projects.

•	Identifying internal and external rules and regulations.

•	Recording operating losses.

Measuring and evaluating each risk identified:

•	Evaluating events.

•	Evaluating internal and external rules and regulations.

•	Walk-throughs and tests.

•	Classifying controls (SOX).

•	Evaluating business impacts of contingencies using a business impact analysis (BIA).

•	Corporate and regulatory self-assessment.

Mitigation and control:

•	Defining the risk response (walk-throughs, tests, action plans).

•	Mitigating and controlling crisis situations.

•	Monitoring the internal control environment.

•	Defining and implementing risk indicators

•	Monitoring indicators and controls.

•	Assisting with implementation of actions plans to mitigate audit comments and risk events.

Reporting:

•	Management reports to the Bank’s senior management and committees.

•	Coordinating operational risk, IT security, continuity and crisis management committees.

•	Management reports to parent company.

c.    Objectives

The main objectives of the Bank and its subsidiaries in managing operational risk are to:

•	Identify, evaluate, report, manage and monitor operational risk of activities, products and processes carried out or sold by the Bank and its subsidiaries;

•	Build a strong culture of operational risk management and internal controls with responsibilities clearly defined and duties properly segregated among business and support functions, whether developed internally or outsourced to third parties;

•	Generate effective internal reports on matters related to operational risk management, with scaling;

•	Control the design and application of effective plans for facing contingencies that ensure business continuity and limit loss.

In terms of training and awareness, the Bank continues to reinforce a risk culture through classroom training sessions on operational risk, internal controls and external and internal fraud prevention; to carry out the yearly program “more security” for all associates and to provide orientation programs for new employees.

Lastly, it continues to apply the Sarbanes-Oxley (SOX) methodologies for its main products and processes, which is certified each year by an external consultant.

NOTE 35 MATURITY OF ASSETS AND LIABILITIES

a)	Maturity of financial assets

Below are the main financial assets grouped according to their remaining terms, including interest accrued as of December 31, 2016, 2015 and January 01, 2015:

		As of December 31, 2016
	Notes	Up to 1 month	From 1 month to 3 months	From 3 month to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Trading portfolio financial assets	6	7,475	14,708	279,372	244,335	60,968	25,699	632,557
Investments under agreements to resell	7	170,242	—	—	—	—	—	170,242
Derivative financial instruments	8	44,359	323,631	300,755	122,920	217,371	93,733	1,102,769
Loans and receivables from banks (*)	9	72,750	47,651	7,822	22,557	—	—	150,780
Loans and receivables from customers (**)	10	1,403,606	1,822,973	3,223,347	4,002,409	2,795,830	7,755,787	21,003,952
Commercial loans		1,154,891	1,683,001	3,031,056	2,318,045	1,846,661	4,600,817	14,634,471
Mortgages loans		29,808	50,810	76,685	566,873	402,947	2,761,394	3,888,517
Consumer loans		218,907	89,162	115,606	1,117,491	546,222	393,576	2,480,964
Financial investments available-for-sale	11	209,064	338,326	159,525	521,123	688,655	157,384	2,074,077
Financial investments held to maturity	11	95,697	13,405	114,514	—	—	2,817	226,433

(*)	Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$212.
(**)	Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$418,928, Mortgage MCh$23,472 and Consumer MCh$116,904.

		As of December 31, 2015
	Notes	Up to 1 month	From 1 month to 3 months	From 3 month to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Trading portfolio financial assets	6	16,182	264	1,319	—	—	—	17,765
Investments under agreements to resell	7	10,293	—	—	—	—	—	10,293
Derivative financial instruments	8	6,513	18,799	27,499	58,540	116,633	—	227,984
Loans and receivables from banks (*)	9	49,842	30,141	16,687	2,798	—	—	99,468
Loans and receivables from customers (**)	10	651,320	862,768	2,374,316	660,737	1,616,802	635,128	6,801,071
Commercial loans		628,378	831,527	1,905,819	344,187	610,304	246,251	4,566,466
Mortgages loans		10,410	11,868	54,397	145,379	922,917	388,877	1,533,848
Consumer loans		12,532	19,373	414,100	171,171	83,581	—	700,757
Financial investments available-for-sale	11	169,786	272,490	68,325	1,909	—	2,475	514,985
Financial investments held to maturity	11	—	—	—	—	—	—	—

(*)	Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$70.
(**)	Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$61,995, Mortgage MCh$6,251 and Consumer MCh$27,333.

		As January 01, 2015
	Notes	Up to 1 month	From 1 month to 3 months	From 3 month to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Trading portfolio financial assets	6	31,910	—	—	—	—	—	31,910
Investments under agreements to resell	7	200	—	—	—	—	—	200
Derivative financial instruments	8	21,771	19,082	29,094	47,647	119,385	—	236,979
Loans and receivables from banks (*)	9	100,404	19,106	1,494	—	—	—	121,004
Loans and receivables from customers (**)	10	504,624	591,793	1,432,880	975,854	2,008,555	647,838	6,161,544
Commercial loans		482,317	560,887	1,009,326	676,568	985,435	407,480	4,122,013
Mortgages loans		8,050	10,573	48,236	129,676	932,941	240,358	1,369,834
Consumer loans		14,257	20,333	375,318	169,610	90,179	—	669,697
Financial investments available-for-sale	11	259,591	199,773	62,351	1,227	—	2,923	525,865
Financial investments held to maturity	11	—	—	—	—	—	—	—

(*)	Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$53.
(**)	Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$64,418, Mortgage MCh$4,791 and Consumer MCh$29,140.

b)	Maturity of financial liabilities

Below are the main financial liabilities grouped according to their remaining terms, including interest accrued to as of December 31, 2016, 2015 and January 1, 2015:

		As of December 31, 2016
	Notes	Up to 1 month	From 1 month to 3 months	From 3 month to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Obligations under repurchase agreements	7	373,879	—	—	—	—	—	373,879
Time deposits and saving accounts (*)	16	3,379,325	2,462,804	2,262,166	2,708,973	96,621	639,396	11,549,285
Derivative financial instruments	8	67,702	235,972	235,374	112,317	206,924	49,045	907,334
Borrowings from financial institutions	17	279,217	274,361	652,998	735,710	168,635	68,949	2,179,870
Debt issued	18	3,682	1,617	495,789	1,324,415	1,366,694	2,268,056	5,460,253

(*)	Exclude term savings accounts totaling MCh$32,425 during 2016.

		As of December 31, 2015
	Notes	Up to 1 month	From 1 month to 3 months	From 3 month to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Obligations under repurchase agreements	7	—	43,727	—	—	—	—	43,727
Time deposits and saving accounts (*)	16	835,462	851,337	1,618,887	323,057	323,830	—	3,952,573
Derivative financial instruments	8	27,958	17,001	30,649	56,509	121,066	—	253,183
Borrowings from financial institutions	17	24,554	312,027	301,221	20,798	—	—	658,600
Debt issued	18	11,172	2,208	116,525	217,945	1,156,485	—	1,504,335

(*)	During 2015 do not exists term savings accounts.

		As January 01, 2015
	Notes	Up to 1 month	From 1 month to 3 months	From 3 month to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Obligations under repurchase agreements	7	57,682	—	—	—	—	—	57,682
Time deposits and saving accounts (*)	16	901,697	798,948	1,195,962	727,423	249,070	62,267	3,935,367
Derivative financial instruments	8	11,197	13,712	44,290	50,773	137,681	—	257,653
Borrowings from financial institutions	17	25,178	23,043	209,557	339,568	—	—	597,346
Debt issued	18	2,259	115,405	31,955	80,667	816,843	—	1,047,129

(*)	As of January 01, 2015 do not exists term savings accounts.

NOTE 36 FOREIGN CURRENCY POSITION

Assets and liabilities denominated in foreign currencies or indexed to changes in exchange rates are summarized below:

	Payable in Foreign Currency			Payable in Chilean Peso (*)			Total
	As of December 31,		As January 01,	As of December 31,		As January 01,	As of December 31,		As January 01,
	2016	2015	2015	2016	2015	2015	2016	2015	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

ASSETS
Cash and deposits in banks	1,692,086	250,652	531,470	—	23,756	—	1,692,086	274,408	531,470
Cash in the process of collection	66,208	33,088	70,580	—	—	—	66,208	33,088	70,580
Trading portfolio financial assets	847,778	—	—	—	—	—	847,778	—	—
Investments under agreements to resell	203,673	—	—	—	—	—	203,673	—	—
Derivative financial instruments	319,512	86,049	79,149	—	—	—	319,512	86,049	79,149
Surrendered by bank	224,797	139,643	32,739	—	—	—	224,797	139,643	32,739
Loans and receivables from customers and banks	10,754,875	1,768,791	1,915,815	12,165	23,756	23,456	10,767,040	1,792,547	1,939,271
Financial investments available-for-sale	700,517	—	—	15,561	—	—	716,078	—	—
Held to maturity investments	338,039	—	—	—	—	—	338,039	—	—
Investment in other companies	9,909	—	—	—	—	—	9,909	—	—
Intangible assets	315,148	—	—	—	—	—	315,148	—	—
Property, plant and equipment, net	59,939	—	—	—	—	—	59,939	—	—
Current income taxes	36,896	—	—	—	—	—	36,896	—	—
Deferred income taxes	117,271	—	—	—	—	—	117,271	—	—
Other assets	390,596	105,377	88,652	3	—	—	390,599	105,377	88,652

TOTAL ASSETS	16,077,244	2,383,600	2,718,405	27,729	47,512	23,456	16,104,973	2,431,112	2,741,861

LIABILITIES
Current accounts and demand deposits	3,791,293	227,541	204,830	—	—	—	3,791,293	227,541	204,830
Transaction in the course of payment	44,614	11,579	36,059	—	—	—	44,614	11,579	36,059
Obligations under repurchase agreements	550,020	—	—	—	—	—	550,020	—	—
Time deposits and saving accounts	6,182,859	805,971	769,826	7	—	—	6,182,866	805,971	769,826
Derivative financial instruments	204,062	67,829	74,387	—	—	—	204,062	67,829	74,387
Borrowings from financial institutions	3,254,744	927,501	986,012	—	—	—	3,254,744	927,501	986,012
Debt issued	2,387,535	—	—	—	—	—	2,387,535	—	—
Other financial obligations	3,382	—	—	—	—	—	3,382	—	—
Current income tax provision	—	—	—	—	—	—	—	—	—
Deferred income taxes	140,900	—	—	—	—	—	140,900	—	—
Provisions	119,361	—	—	—	—	—	119,361	—	—
Other liabilities	185,618	1,500	12,354	—	—	—	185,618	1,500	12,354

TOTAL LIABILITIES	16,864,388	2,041,921	2,083,468	7	—	—	16,864,395	2,041,921	2,083,468

(*)	Includes transactions denominated in foreign currencies but that are settled in pesos.

NOTE 37 SUBSEQUENT EVENTS

ITAÚ CORPBANCA CORREDORA DE BOLSA S.A.

a.	Merger of Subsidiaries

On January 1, 2017, the merger of Corpbanca Corredores de Bolsa S.A. and Itaú BBA Corredor de Bolsa Ltda. took place, by which the latter absorbed the former. The new resulting company is the legal successor of Corpbanca Corredores de Bolsa S.A., and its new corporate name is Itaú Corpbanca Corredores de Bolsa S.A.

The matters described above do not involve any adjustments to the Financial Statements as of December 31, 2016.

ITAÚ CORPBANCA

a.	Amendments to Transaction Agreement

On January 20, 2017, Itaú Unibanco Holding S.A. (“Itaú Unibanco”), Itaú Corpbanca, Corp Group Interhold S.P.A. (“Interhold”) and Inversiones Gasa Limitada (“GASA,” collectively with Interhold, “CorpGroup”), have agreed to amend the Transaction Agreement signed on January 29, 2014 and amended on June 2, 2015 (the “Transaction Agreement”), by virtue of which they agreed to the strategic partnership of the operations in Chile and Colombia of Corpbanca and Banco Itaú Chile through the merger of Corpbanca and Banco Itaú Chile, approved at their respective Extraordinary Shareholders’ Meetings.

The amendments to the Transaction Agreement are detailed in Note 3 “Relevant Events,” in the section “Itaú Corpbanca” letter e).

b.	Transfer of Ownership SMU Corp S.A.

On January 30, 2017, Itaú Corpbanca transferred all of its shares in SMU Corp S.A., equivalent to 51%. As a result, that company is no longer a subsidiary of the Bank. The shares were acquired by Inversiones Monserrat S.A.

c.	Lawsuit Brought by Helm LLC against Itaú Corpbanca

On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court (“the State Court Lawsuit”) and a Request for Arbitration before the ICC International Arbitration Court (the “Arbitration”), against Itaú Corpbanca, alleging certain breaches of contract.

These alleged breaches refer to (i) the amended shareholder agreement of HB Acquisition S.A.S. dated July 31, 2013 (“SHA”) and (ii) the Transaction Agreement (“TA”) dated January 29, 2014, as amended, which governs, among other matters, the merger between Itaú Chile S.A. and Corpbanca, by which Itaú Corpbanca was formed, and the potential acquisition by Itaú Corpbanca of certain shares of Corpbanca Colombia (the “Acquisition of the Shares under the TA”) on or before January 29, 2017.

In the State Court Lawsuit, Helm LLC sought an injunction to support the arbitration to prevent the Acquisition of the Shares from taking place, which, as reported by Itaú Corpbanca as an Essential Event on December 20, 2016, was postponed until January 28, 2022.

On December 30, 2016, Itaú Corpbanca filed its response to the motions filed by Helm LLC in accordance with the State Court Lawsuit and, later, on January 26, 2017, Helm LLC filed a notice to withdraw the State Court Lawsuit. The Arbitration has begun in accordance with applicable procedures.

Itaú Corpbanca and Corpbanca Colombia (the latter as nominal defendant) filed their respective responses to the arbitration suit on February 14, 2017. Itaú Corpbanca believes that the actions filed in the Arbitration by Helm LLC have no grounds and Itaú Corpbanca has filed a countersuit against Helm LLC for breaching the SHA. Itaú Corpbanca has taken and will continue to take all steps necessary to enforce its rights under the SHA in accordance with applicable law.

d.	Profit Distribution

In the Annual Ordinary Shareholders’ Meeting held in March 27, 2017, our shareholders agreed to distribute a dividend equivalent to 30% of 2016’s net income, which represents an aggregate amount equal to Ch$617,693,707, payable to the holders of the Bank’s 512,406,760,091 total outstanding shares in a proportion of Ch$0.001205475 per share.

e.	Ratification of Board members of Directors

In the Annual Ordinary Shareholders’ Meeting held in March 27, 2017, our shareholders agreed to appoint Messrs. Pedro Samhan Escándar, Eduardo Mazzilli de Vassimon and Andrés Bucher Cepeda as members of our Board of Directors until the next Annual Ordinary Shareholders’ Meeting in which the Bank is required to renew its board entirely. Mr. Pedro Samhan Escándar was appointed as an “independent director,” in accordance with Article 50 bis of Law 18,046 on Corporations.

The matters described above do not involve any adjustments to the Financial Statements as of December 31, 2016.

ITAÚ CHILE ADMINISTRADORA GENERAL DE FONDOS S.A. – CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a.	Merger Date Postponed

On January 25, 2017, extraordinary meetings of the boards of Itaú Chile Administradora General de Fondos S.A. and CorpBanca Administradora General de Fondos S.A. were held. At these meetings, the boards agreed to render null and void the agreement to merge and amend the bylaws approved on June 30, 2016, at the Extraordinary Shareholders’ Meeting. They also agreed to initiate, as soon as possible, a new merger process to integrate the businesses of both companies and to request the corresponding authorizations, which will be communicated in a timely manner.

The matters described above do not involve any adjustments to the Financial Statements as of December 31, 2016.

Between January 1, 2017, and April 13, 2017 the date of issuance of these consolidated financial statements, there have been no other events after the reporting period that could affect the presentation and/or results of the financial statements.

Juan Vargas Matta	Milton Maluhy
Accounting Manager	Chief Executive Officer