Form 20-F
period 2017-12-31
CORPBANCA/FI
filed 2018-04-11
CIK 1276671

ANNUAL REPORT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017
As filed with the Securities and Exchange Commission on April 10, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the fiscal year ended December 31, 2017

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

☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

☐ Yes   ☐ No

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements preceded by, followed by or that include “believes,” “expects,” “intends,” “plans,” “projects,” “estimates” or “anticipates” and similar expressions. These statements appear throughout this Annual Report, including, without limitation, under “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” are not based on historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control and include statements regarding our current intent, belief or expectations with respect to (1) our asset growth and financing plans, (2) trends affecting our financial condition or results of operations, (3) the impact of competition and regulations, (4) projected capital expenditures, and (5) liquidity. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements included in this Annual Report as a result of various factors (including, without limitation, the actions of competitors, future global economic conditions, market conditions, currency exchange rates and operating and financial risks), many of which are beyond our control. The occurrence of any such factors, not currently expected by us, would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•                  trends affecting our financial condition or results of operations;

•                  our dividend policy;

•                  changes in the participation of our shareholders or any other factor that may result in a change of control;

•                  the amount of our indebtedness;

•                  natural disasters;

•                  cyber-attacks, terrorism and other criminal activities;

•                  changes in general economic, business, regulatory, political or other conditions in the Republic of Chile, or Chile, or the Republic of Colombia, or Colombia, or changes in general economic or business conditions in Latin America or the global economy;

•                  changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Colombia, Chilean or Colombian companies or securities issued by Chilean companies;

•                  the monetary and interest rate policies of the Central Bank of Chile (Banco Central de Chile), or the Central Bank of Colombia (Banco de la República de Colombia);

•                  inflation or deflation;

•                  unemployment;

•                  our counterparties’ failure to meet contractual obligations;

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

•                  concentration of financial exposure;

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

•                  changes in accounting standards;

•                  difficulties in successfully integrating recent and future acquisitions into our operations;

•                  our ability to successfully complete the implementation of a new information technology core banking system in Colombia, as part of the integration process in Colombia;

•                  consequences of the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016 (the “Merger”) and the acquisition of the assets and liabilities of Itaú BBA Colombia S.A., Corporación Financiera (“Itaú BBA Colombia”) by us (the “Itaú Colombia Acquisition”);

•                  our ability to achieve revenue benefits and cost savings from the integration between former Corpbanca’s and former Banco Itaú Chile’s businesses and assets;

•                  our ability to address and forecast economic and social trends affecting our business, and to effectively implement the appropriate strategies; and

•                  the other factors identified or discussed under “Item 3. Key Information—D. Risk Factors” in this Annual Report.

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

ITEM 3. KEY INFORMATION

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We are a Chilean bank and maintain our financial books and records in Chilean pesos and prepare our consolidated financial statements presented herewith in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As required by local regulations, our consolidated financial statements filed with the Chilean Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras), also referred to as the SBIF, and that are the basis for dividend distributions, have been prepared in accordance with Chilean accounting principles or Chilean Banking GAAP, issued by the SBIF. SBIF regulations provide that for those matters not specifically regulated by this agency, our financial statements prepared under Chilean Banking GAAP should follow the accounting principles established by IFRS. Unless otherwise indicated herein, as used hereafter IFRS refers to the standards issued by the IASB. Therefore, our consolidated financial statements filed herewith differ from the financial statements prepared in accordance with Chilean Banking GAAP. We have included herein certain information in Chilean Banking GAAP with respect to the Chilean financial system and the financial performance of the bank. These disclosures are not considered non-GAAP measures as they are required for regulatory purposes in Chile.

The selected consolidated financial information included herein as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017, is derived from, and presented on the same basis as, our consolidated financial statements prepared under IFRS and should be read together with such consolidated financial statements.

Our financial statement data as of and for the years ended December 31, 2015 and 2016 are not comparable to the data as of and for the year ended December 31, 2017 because of the Merger, which was consummated on April 1, 2016. The Merger has been accounted for as a reverse acquisition, based on guidance in IFRS 3 “Business Combinations,” with Banco Itaú Chile (the legal acquiree) considered as the accounting acquirer and Corpbanca (the legal acquirer) considered as the accounting acquiree. Accordingly, the financial statements of Itaú Corpbanca for periods prior to the acquisition date of April 1, 2016 reflect the historical financial information of Banco Itaú Chile. Before the Merger, former Banco Itaú Chile (the legal acquiree) only produced financial statements pursuant to Chilean Banking GAAP, while former Corpbanca (the legal acquirer) from 2009 to 2015 issued financial statements according to Chilean Banking GAAP and according to IFRS.

Readers should exercise caution in determining trends based on prior annual reports. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—The Economy—Critical Accounting Policies and Estimates.”

Our auditors, PricewaterhouseCoopers Consultores Auditores SpA, or PwC, an independent registered public accounting firm, have audited our consolidated financial statements in accordance with IFRS as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017. See pages F-1 and F-2 of this report for further details on PwC’s opinions.

Foreign Currency Markets

In this Annual Report, references to “$,” “US$,” “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “Ch$” or “CLP” are to Chilean pesos, references to “UF” are to Unidades de Fomento and references to “Colombian pesos” or “COP$” are to Colombian pesos. The UF is an inflation-indexed, Chilean peso-denominated unit that is linked to and adjusted daily to reflect changes in the previous month’s Chilean Consumer Price Index (CPI) of the Chilean National Statistics Institute (Instituto Nacional de Estadísticas). As of December 31, 2017, one UF equaled US$43.61, Ch$26,798.14 and COP$130,213.11 and as of April 2, 2018, one UF equaled US$44.54, Ch$26,966.89 and COP$124,578.69. See “Item 5. Operating and Financial Review and Prospects.”

This Annual Report contains translations of certain Chilean peso amounts into U.S. dollars and Colombian pesos at specified rates solely for the convenience of the reader. These translations should not be construed as representations that such Chilean peso amounts actually represent such U.S. dollar or Colombian pesos amounts, were converted from U.S. dollars or Colombian pesos amounts at the rate indicated in preparing our consolidated financial statements or could be converted into U.S. dollars or Colombian pesos amounts at the rate indicated or any particular rate at all. Unless otherwise indicated, such U.S. dollar and Colombian pesos amounts have been translated from Chilean pesos based on our own exchange rate of Ch$614.48 and COP$2,985.78, respectively, per US$1.00 as of December 31, 2017.

Specific Loan Information

Unless otherwise specified, all references in this Annual Report to total loans are to loans and financial leases before deduction for allowances for loan losses, and they do not include loans to banks or unfunded loan commitments. In addition, all market share data and financial indicators for the Chilean banking system when compared to Itaú Corpbanca’s financial information, presented in this Annual Report or incorporated by reference into this Annual Report are based on information published periodically by the SBIF, which is published under Chilean Banking GAAP and prepared on a consolidated basis. Non-performing loans include the principal and accrued interest on any loan with at least one installment more than 90 days overdue. Impaired loans include those loans on which there is objective evidence that customers will not meet some of their contractual payment obligations. Past due loans include all installments and lines of credit more than 90 days overdue, provided that the aggregate principal amount of such loans is not included. Under IFRS, a loan is evaluated on each financial statement reporting date to determine whether objective evidence of impairment exists. A loan will be impaired if and only if, objective evidence of impairment exists as a result of one or more events that occurred after the initial recognition of the loan, and such event or events have an impact on the estimated future cash flows of such loan that can be reliably estimated. It may not be possible to identify a single event that was the individual cause of the impairment. An impairment loss relating to a loan is calculated as the difference between the carrying amount of the loan and the present value of estimated future cash flows discounted at the effective interest rate. Individually significant loans are individually tested for impairment. The remaining financial loans are evaluated collectively in groups with similar credit risk characteristics. The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. In the case of loans recorded at amortized cost, the reversal is recorded in income. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Classification of Banks and Loan Portfolios; Allowances for Loan Losses.”

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

Rounding and Other Matters

Certain figures included in this Annual Report and in our consolidated financial statements as of and for the years ended December 31, 2015, 2016 and 2017 have been rounded for ease of presentation. Percentage figures included in this Annual Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Annual Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements as of and for the years ended December 31, 2015, 2016 and 2017. Certain other amounts that appear in this Annual Report may similarly not sum due to rounding.

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

As of December 31, 2017, the U.S. dollar exchange rate used by us was Ch$614.48 per US$1.00 and the Colombian peso exchange rate used by us was Ch$2,985.78 per COP$1.00.

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for the periods set forth below, as reported by the Central Bank of Chile.

	Daily Observed Exchange Rate (Ch$ per US$)(1)
	Low (2)	High (2)	Average (3)	Period-End (4)
Year Ended December 31,
2013	466.50	533.95	495.00	523.76
2014	524.61	621.41	570.01	607.38
2015	597.10	715.66	654.25	707.34
2016	645.22	730.31	676.83	667.29
2017	615.22	679.05	649.33	615.22

Quarterly period
2016 1st Quarter	671.97	730.31	702.07	675.10
2016 2nd Quarter	657.90	696.96	677.69	661.49
2016 3rd Quarter	645.22	680.28	661.65	659.08
2016 4th Quarter	649.40	679.24	665.80	667.29
2017 1st Quarter	638.35	673.36	655.58	662.66
2017 2nd Quarter	647.47	679.05	664.68	663.21
2017 3rd Quarter	615.58	666.61	643.23	636.85
2017 4th Quarter	615.22	655.74	633.36	615.22
2018 1st Quarter	588.28	614.75	602.08	605.26

Month ended
September 2017	615.58	638.28	625.54	636.85
October 2017	619.68	640.52	629.55	636.49
November 2017	629.21	642.41	633.77	642.41
December 2017	615.22	655.74	636.92	615.22
January 2018	599.33	614.75	605.53	604.42
February 2018	588.28	603.25	596.84	589.15
March 2018	593.61	609.58	603.45	605.26
April 2018(5)	603.39	603.39	603.39	603.39

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

(5)         The information for April 2018 is as of April 2, 2018.

The following table sets forth the annual low, high, average and period-end exchange rate for U.S. dollars for the periods set forth below under our policy to calculate our own exchange rate:

	Bank’s Exchange Rate Ch$ per US$1
	Low (2)	High (2)	Average (3)	Period-End
Year Ended December 31,
2013	466.48	533.95	495.31	526.41
2014	605.46	621.56	612.85	605.46
2015	593.49	714.82	654.55	710.32
2016	643.04	731.70	677.15	669.81
2017	614.48	678.23	649.12	614.48

Quarterly period
2016 1st Quarter	667.08	731.70	701.17	667.08
2016 2nd Quarter	658.95	695.94	677.29	659.55
2016 3rd Quarter	643.04	692.91	662.75	658.20
2016 4th Quarter	648.87	680.20	666.36	669.81
2017 1st Quarter	637.03	673.91	655.53	662.26
2017 2nd Quarter	645.88	678.23	664.68	663.97
2017 3rd Quarter	615.78	667.07	642.65	639.14
2017 4th Quarter	614.48	655.24	633.14	614.48
2018 1st Quarter	587.93	610.47	601.93	604.18

Month ended
September 2017	615.78	639.14	626.07	639.14
October 2017	619.19	639.49	629.68	636.19
November 2017	627.64	647.50	634.61	647.50
December 2017	614.48	655.24	635.16	614.48
January 2018	598.10	610.47	605.12	601.18
February 2018	587.93	603.30	596.22	594.62
March 2018	595.74	610.19	604.03	604.18
April 2018(4)	605.52	605.52	605.52	605.52

(1)         Nominal figures.

(2)         Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)         The average of the exchange rates on the last day of each month during the period.

(4)         The information for April 2018 is as of April 2, 2018.

Exchange Controls Considerations

Investments made in our common shares and our American Depositary Shares, or ADSs, are subject to the following requirements:

•                              any foreign investor acquiring common shares to be deposited into an ADS facility who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;

•                              the entity participating in the Formal Exchange Market through which the funds are brought into Chile must report such investment to the Central Bank of Chile;

•                              all remittances of funds from Chile to the foreign investor upon the sale of common shares underlying ADSs, or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; and

•    all remittances of funds made to the foreign investor must be reported to the Central Bank of Chile.

When funds are brought into Chile for a purpose other than to acquire common shares to convert them into ADSs and subsequently are used to acquire common shares to be deposited into the ADS facility, such investment must be reported to the Central Bank of Chile by the custodian within ten days following the end of each month within which the custodian is obligated to deliver periodic reports to the Central Bank of Chile.

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

A. SELECTED FINANCIAL DATA

The following tables present our selected financial data as of the dates and for the periods indicated. You should read the following information together with our consolidated financial statements, including the notes thereto, included in this Annual Report and the information set forth in “Item 5. Operating and Financial Review and Prospects.”

	For the fiscal years ended December 31,
	2015	2016	2017	2017(1)
	Ch$	Ch$	Ch$	US$
	(in millions of Ch$ and thousands of US$, except for number of shares and per share data)(2)

Interest income	501,982	1,509,203	1,646,329	2,679,223
Interest expense	(278,692)	(870,028)	(863,347)	(1,405,004)

Net interest income	223,290	639,175	782,982	1,274,219

Net service fee income	71,088	150,796	177,571	288,978
Trading and investment, foreign exchange gains and other operating income	50,040	83,551	95,965	156,173

Operating income before provision for loan losses	344,418	873,522	1,056,518	1,719,369

Provisions for loan losses	(42,929)	(245,990)	(315,417)	(513,307)

Total operating income, net of provision for loan losses, interest and fees	301,489	627,532	741,101	1,206,062

Total operating expenses	(178,460)	(616,627)	(731,147)	(1,189,863)

Total net operating income before income taxes	123,029	10,905	9,954	16,199

Income attributable to investment in other companies	—	—	—	—

Income before income taxes	123,029	10,905	9,954	16,199

Income taxes	(17,263)	3,568	52,871	86,042

Income from continuing operations	105,766	14,473	62,825	102,241
Income from discontinued operations	—	(504)	—	—

Net income for the year	105,766	13,969	62,825	102,241

	For the fiscal years ended December 31,
	2015	2016	2017	2017(1)
	Ch$	Ch$	Ch$	US$
	(in millions of Ch$ and thousands of US$, except for number of shares and per share data)(2)

Equity holders of the bank	105,757	14,407	67,821	110,371
Non-controlling interest	9	(438)	(4,996)	(8,130)

Net income per common share (3)	0.919	0.035	0.132	0.00022
Dividend per common share (4)	18,448	36,387	0.00121	0.000002
Gross dividends per ADS (4)	n.a.	n.a.	1.80814	0.00294
Shares of common stock outstanding	115,039,690,651	512,406,760,091	512,406,760,091

(1)         Amounts stated in U.S. dollars as of December 31, 2017 and for the year ended December 31, 2017 have been translated from Chilean pesos at our exchange rate of Ch$614.48 per US$1.00 as of December 31, 2017.

(2)         Amounts stated in millions of Chilean pesos and thousands of U.S. dollars except for net income per share, dividends per common share and dividend per ADS expressed in Chilean pesos and in U.S. dollars.

(3)         Net income per common share has been calculated on the basis of net income attributable to the equity holders of the bank divided by the weighted average number of shares outstanding for the period. For further information on basic earnings and diluted earnings please see Notes 1(ee) and 22(d) to our consolidated financial statements.

(4)         Represents dividends or net dividends paid to common shareholders or to ADS holders in respect of net income earned in the prior fiscal year.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
	2015	2016	2017	2017(1)
	Ch$	Ch$	Ch$	US$
	(in millions of Ch$ and thousands of US$)
Cash and deposits in banks	477,809	1,487,137	964,030	1,568,855
Cash in the process of collection	62,095	145,769	157,017	255,528
Trading portfolio financial assets	17,765	632,557	415,061	675,467
Investments under agreements to resell	10,293	170,242	28,524	46,420
Derivative financial instruments	227,984	1,102,769	1,248,775	2,032,247
Loans and receivables from banks, net	99,398	150,568	70,077	114,043
Loans and receivables from customers, net	6,705,492	20,444,648	19,764,078	32,163,908
Financial investments available-for-sale	514,985	2,074,077	2,663,478	4,334,523
Held to maturity investments	—	226,433	202,030	328,782
Intangible assets	51,809	1,614,475	1,562,654	2,543,051
Property, plant equipment, net	33,970	121,043	130,579	212,503
Current income taxes	8,275	164,296	238,452	388,055
Deferred income taxes	13,930	110,765	140,685	228,950
Other assets	135,742	427,394	429,025	698,192
Non-current assets held for sale	1,785	37,164	18,308	29,794

TOTAL ASSETS	8,361,332	28,909,337	28,032,773	45,620,318

Checking accounts and demand deposits	981,349	4,453,191	4,141,667	6,740,117
Transaction in the course of payment	26,377	67,413	109,496	178,193
Obligations under repurchase agreements	43,727	373,879	420,920	685,002
Time deposits and saving accounts	3,952,573	11,581,710	10,065,243	16,380,099
Derivative financial instruments	253,183	907,334	1,095,154	1,782,245
Borrowings from financial institutions	658,600	2,179,870	2,196,130	3,573,965
Debt issued	1,504,335	5,460,253	5,950,038	9,683,046
Other financial obligations	20,733	25,563	17,066	27,773
Current income tax provision	543	1,886	624	1,015
Deferred income taxes	67	57,636	26,354	42,888
Provisions	75,924	100,048	117,889	191,852
Other liabilities	52,480	269,810	463,435	754,191
Liabilities directly associated with non-current assets held for sale	—	7,032	—	—

TOTAL LIABILITIES	7,569,891	25,485,625	24,604,016	40,040,385

Equity attributable to equity holders of the bank	791,382	3,184,743	3,211,477	5,226,333
Non-controlling interest	59	238,969	217,280	353,600

TOTAL EQUITY	791,441	3,423,712	3,428,757	5,579,933

TOTAL LIABILITIES AND EQUITY	8,361,332	28,909,337	28,032,773	45,620,318

(1)         Amounts stated in U.S. dollars as of December 31, 2017 and for the year ended December 31, 2017 have been translated from Chilean pesos at our exchange rate of Ch$614.48 per US$1.00 as of December 31, 2017.

CONSOLIDATED RATIOS

	As of and for the Year Ended December 31,
	2015	2016	2017
Profitability and Performance
Net interest margin(1)	3.0%	3.0%	3.2%
Return on average total assets (2)	1.3%	0.1%	0.2%
Return on average equity (3)	13.9%	0.5%	1.8%
Efficiency ratio (consolidated) (4)	49.6%	68.0%	67.3%
Dividend payout ratio (5)	50.0%	30.0%	40.0%

Capital
Average equity as a percentage of average total assets	9.4%	11.3%	11.9%
Shareholders’ equity as a percentage of total liabilities	10.5%	12.5%	13.1%

Asset Quality
Allowances for loan losses as a percentage of non-performing loans (6)	104.9%	158.6%	133.9%
Non-performing loans as a percentage of total loans (6)	1.3%	1.7%	2.3%
Allowances for loan losses as a percentage of total loans (Risk Index)	1.4%	2.7%	3.0%
Past due loans as a percentage of total loans (7)	0.8%	0.5%	0.6%

Other Data
Inflation rate	4.4%	2.7%	2.3%
Revaluation (devaluation) rate (Ch$/US$) (foreign exchange rate)	17.3%	(5.7)%	(8.3)%
Number of employees	2,549	9,659	9,492
Number of branches and offices	97	398	375

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

(5)         Dividend payout ratio represents dividends divided by net income paid in each period.

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

In 2017 our aggregate gross loan portfolio decreased by 3.0% due to weak economic activity in both Chile and Colombia, in addition to a devaluation of 7.8% of the Colombian peso against the Chilean peso. Our business strategy is to grow profitably while increasing the size of our loan portfolio.

Through the further expansion of our loan portfolio in retail segments, we are seeking to decrease our corporate segment concentration and, as a result, balance our loan portfolio and strengthen our retail operation (particularly in the consumer segment), which may expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses.

As of December 31, 2017, commercial loans represented 67.3% of our total loan portfolio compared to 69.7% as of December 31, 2016. As of December 31, 2017, mortgage loans represented 20.4% of our total loan portfolio compared to 18.5% as of December 31, 2016 and consumer loans represented 12.3% of our total loan portfolio compared to 11.8% as of December 31, 2016.

Although the consumer loans portfolio represents the single highest level of risk in our loan portfolio, the most material loan losses experienced during 2016 and 2017 came from our largest wholesale clients. As of December 31, 2017, the risk index (ratio of allowance for loans losses over total loans) of the consumer segment was 5.4% while other business units of our loan portfolio, such as mortgage loans and commercial loans, had lower risk indexes of 0.8% and 3.3%, respectively.

Our consumer loan portfolio may experience loan losses due to the absence of collateral in respect of unsecured loans, insufficient collateral in collateralized loans, and risks relating to the circumstances of individual borrowers, including unemployment or incapacitation of our consumer borrowers.

We believe our total allowances for loan losses is adequate as of the date hereof to cover all known losses in our total loan portfolio. The growth of our loan portfolio may expose us to a higher level of loan losses and require us to establish proportionately higher levels of provisions for loan losses, which would offset the increased income that we can expect to receive as our loan portfolio grows.

Our loan portfolio may not continue to grow at the same or similar rate.

Past performance of our loan portfolio may not be indicative of future performance. Our loan portfolio may not continue to grow at the same or similar rates as the growth rate that we historically experienced, particularly in light of the growth in recent years attributable to the acquisitions in Colombia of Banco Santander Colombia S.A., now Itaú Corpbanca Colombia S.A. (“Itaú Corpbanca Colombia”), in May 2012 (the “Santander Colombia Acquisition”), Helm Bank in August 2013 (the “Helm Bank Acquisition”) and the Merger in Chile in April 2016. Additionally, changes in the Chilean or Colombian economies, a slowdown in the growth of customer demand, an increase in market competition or changes in governmental regulations could also adversely affect the rate of growth of our loan portfolio and our risk index.

Our allowances for loan losses may not be adequate to cover the future actual losses to our loan portfolio.

As of December 31, 2017, our allowance for loan losses was Ch$618,527 million (excluding allowances for loan losses on loans and receivable to banks) and the risk index (or allowances for loan losses to total loans) was 3.0%. The amount of allowance for loan losses is based on our current assessment and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among others, our customers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chilean and Colombian economies, government macroeconomic policies, interest rates and the legal and regulatory environment. Many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses require recalibration, which may lead to increased provision for loan losses. If our assessment of, and expectations concerning, the above mentioned factors differ from actual developments, if the quality of our loan portfolio deteriorates or if the future actual losses exceed our estimates, our provisions may not be adequate to cover actual losses and we may need to make additional reserves, which may materially and adversely affect our results of operations and financial condition.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

As of December 31, 2017, our non-performing loans were Ch$462,015 million, which resulted in a non-performing to total loans ratio of 2.3% as of December 31, 2017. We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency. Failure of credit risk management policies may result in an increase in the level of non-performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control, such as the macroeconomic factors affecting the Chilean or Colombian economies. If such deterioration were to occur, it could materially and adversely affect our financial conditions and results of operations.

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

We may be unable to meet requirements relating to capital and liquidity adequacy.

Chilean banks are required by the Chilean General Banking Act to maintain regulatory capital of at least 8% of risk-weighted assets, net of required allowance for loan losses and deductions, and basic capital of at least 3% of total assets, net of required allowance for loan losses. Due to the Merger, the SBIF considered the bank to be a systemically important bank and therefore imposed a larger regulatory minimum capital of 10% on the bank instead of 8%. For the purposes of maintaining a high solvency classification from the SBIF and continued compliance with the SBIF’s capital requirements on us, our intention is to have the highest classification from the SBIF. As of December 31, 2017, our regulatory capital to risk weighted assets ratio was 14.7% according to the rules issued by the SBIF, which implement the Basel I capital requirements standards in Chile.

In line with the pending adoption of Basel III regulations in Chile, the SBIF has proposed an increase to the minimum effective BIS capital adequacy ratio from the current 8% to 10.5%, not including the cyclical buffer requirements and those for the designated Systemically Important Financial Institutions (“SIFI”). However, given that this regulation is not yet applicable, it is not possible to determine a precise new capital position. In this way, the bank contemplates periodic reviews in order to volatility in the projections.

Considering the above, Itaú Corpbanca expects to target a capital ratio based on the greater of 1.2 times the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia. As of December 31, 2017, according to public information published by the SBIF, the average regulatory capital ratio of the three largest private banks in Chile was 13.9%. See “Item 4—Information on the Company—B. Business Overview— Capital Adequacy Requirements” for more information on capital adequacy requirements in Chile.

Additionally, Colombian financial institutions are subject to capital adequacy requirements that are based on applicable Basel Committee standards. The regulations establish four categories of assets, which are each assigned different risk weights, and require that a credit institution’s Technical Capital (as defined below) be at least 9% of that institution’s total risk-weighted assets, and that its ordinary basic capital be at least 4.5% of that institution’s total risk-weighted assets. Technical Capital for the purposes of the Colombian regulations consists of the sum of tier one capital (ordinary basic capital), additional tier one capital (additional basic capital) and tier two capital (additional capital). As of December 31, 2017, the consolidated ratio for our Colombian operations (calculated according to the Colombian Superintendency of Finance definitions for “Total Solvency” (“Solvencia Total”)) was 12.7%. See “Item 4—Information on the Company—B. Business Overview— Capital Adequacy Requirements” for more information on capital adequacy requirements in Colombia.

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

Although we have historically complied with our capital maintenance obligations in the jurisdictions where we operate, there can be no assurance that we will continue to do so in the future. We may be required to raise additional capital in the future in order to maintain our capital adequacy ratios above the minimum required levels. Our ability to raise additional capital may be limited by numerous factors, including: our future financial condition, results of operations and cash flows; any necessary government regulatory approvals; our credit ratings; general market conditions for capital raising activities by commercial banks and other financial institutions; and domestic and international economic, political and other conditions. If we require additional capital in the future, we cannot assure you that we will be able to obtain such capital on favorable terms, in a timely manner or at all. If we fail to meet the capital adequacy requirements, we may be required to take corrective actions or subject to sanctions in the jurisdictions where we operate. These measures or sanctions could materially and adversely affect our business reputation, financial condition and results of operations.

In 2015, the SBIF and the Central Bank published new liquidity standards and ratios to be implemented and calculated by all banks. The first stage of these new liquidity requirements, which is currently being implemented, is intended to improve the information—in quantity and quality—about the actual situation of banks without imposing specific limits, except liquidity mismatches for 30-day and 90-day periods, for which thresholds with respect to banks’ capital, are already in place. As of December 31, 2017, the liquidity coverage ratio (LCR) for our Chilean operations was 161.4%. Since we have no certainty regarding the limits to be imposed by the regulator to the banking industry and Itaú Corpbanca in particular, we cannot assure you that new liquidity requirements will not have a material impact on our financial condition or results of operations in the future. See “Item 4—Information on the Company—B. Business Overview— Reserve Requirements” for more information on liquidity requirements in Chile.

Liquidity adequacy requirements for Colombian financial institutions (as set forth in Resolución Externa No. 5 de 2008, as amended, issued by the board of directors of the Central Bank of Colombia) include 11% on demand and savings deposits, with the exception of time certificates of deposit under 18 months, in which case the percentage is 4.5% or 0% when they exceed that term. As of December 31, 2017, the LCR for our Colombian operations (calculated according to the Colombian Superintendency of Finance) was 444% (121.4% under our internal models based on Basel III standards). Although we have historically complied with our required liquidity ratios, there can be no assurance that we will continue to do so in the future. See “Item 4—Information on the Company—B. Business Overview— Reserve Requirements” for more information on liquidity requirements in Colombia.

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

Our results of operations depend to a great extent on our net interest income. In 2015, 2016 and 2017, our ratio of net interest income to total operating income was 64.8%, 73.2% and 74.1%, respectively. Changes in market interest rates in Chile or Colombia could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities leading to a reduction in our net interest income. Interest rates are highly sensitive to many factors beyond our control, including the monetary policies of the Central Bank of Chile and the Central Bank of Colombia, changes in regulation of the financial sector in Chile and Colombia, domestic and international economic and political conditions and other factors. Yields on the Chilean government’s 90-day benchmark rate reached a high of 3.1% and a low of 2.8% in 2015, a high of 3.6% and a low of 3.5% in 2016 and a high of 3.2% and a low of 2.5% in 2017. On the other hand, the Colombian government does not issue short-term bonds of 30, 60 or 90 days as the Chilean government does. Instead, every month the board of directors of the Central Bank of Colombia determines the benchmark rate in order to achieve a specific goal of inflation. Yields on the Colombian benchmark rate reached a high of 5.8% and a low of 4.5% for 2015, a high of 7.8% and a low of 5.8% for 2016 and a high of 7.5% and a low of 4.8% for 2017. As of December 31, 2015, 2016 and 2017, we had Ch$515 million, Ch$2,074 million, and Ch$2,663 million, respectively, in financial investments available-for-sale. In the current global economic climate, there is a greater degree of uncertainty and unpredictability in the policy decisions and the setting of interest rates by the Central Bank of Chile and the Central Bank of Colombia and, as a result, any volatility in interest rates could adversely affect us, including our future financial performance and the market value of our securities. In addition, inflation rate volatility could adversely affect our net interest income due to fluctuations in the gap between assets and liabilities that are indexed to the UF.

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

In Colombia, we also operate in a highly competitive environment and increased competitive conditions are to be expected in the jurisdictions where we operate. Intensified merger activity in the financial services industry produces larger, better capitalized and more geographically diverse firms that are capable of offering a wider array of financial products and services at more competitive prices. Our ability to maintain our competitive position in Colombia depends mainly on our ability to fulfill new customers’ needs through the development of new products and services and offer adequate services and strengthen our customer bases through cross-selling. Our Colombian operations will be adversely affected if we are not able to maintain efficient service strategies, or overcome certain delays or difficulties in the transition of the integration of the operational services and activities of Itaú Corpbanca Colombia and Helm Bank. In addition, our efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures.

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

We are subject to concentration risk.

Concentration risk is the risk associated with potential high financial losses triggered by significant exposure to a particular component of risk, whether it be related to a particular counterparty, industry or geographic concentration. Examples of such risks include significant exposure to a single counterparty, counterparties operating in the same economic sector or geographic region, or financial instruments that depend on the same index or currency.

We believe that an excessive concentration with respect to a particular risk factor could have a material adverse effect on our business, financial condition and results of operations.

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

Changes in accounting standards could impact reported earnings.

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. We cannot assure you that future changes in financial accounting and reporting standards will not substantially affect our results of operations or performance indicators, as we do not know the extent of future standards.

The preparation of our tax returns requires the use of estimates and interpretations of complex tax laws and regulations and is subject to review by taxing authorities.

We are subject to the tax laws and regulations of Chile and certain foreign countries. These tax laws are complex and subject to different interpretations by the taxpayer and relevant governmental taxing authorities, which are sometimes subject to prolonged evaluation periods until a final resolution is reached. In establishing a provision for income tax expense and filing returns, we must make judgments and interpretations about the application of these inherently complex tax laws.

If the judgment, estimates and assumptions we use in preparing our tax returns are subsequently found to be incorrect, there could be a material adverse effect on our results of operations.

As a result of the inherent limitations in our disclosure and accounting controls, misstatements due to error or misconduct may occur and not be detected.

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

Time deposits and other term deposits are our primary sources of funding, which represented 40.9% of our liabilities as of December 31, 2017. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds, any money markets in which we operate will be able to maintain levels of funding without incurring higher funding costs or the liquidation of certain assets. If this were to happen, our business, results of operations and financial condition may be materially and adversely affected.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

Economic policies and any future changes in the value of the Chilean peso or the Colombian peso against the U.S. dollar could affect the dollar value of our securities, since the equity value of Itaú Corpbanca is hedged against our base currency Chilean peso. The Chilean peso and the Colombian peso have been subject to significant fluctuations in their value against the U.S. dollar in the past and could be subject to similar fluctuations in the future. As of December 31, 2015, the Chilean peso depreciated against the U.S. dollar by 17.3% and the Colombian peso depreciated against the U.S. dollar by 31.64%, each as compared to December 31, 2014. As of December 31, 2016, the Chilean peso appreciated against the U.S. dollar by 5.7% and the Colombian peso appreciated against the U.S. dollar by 4.72%, each as compared to December 31, 2015. As of December 31, 2017, the Chilean peso appreciated against the U.S. dollar by 8.3% and the Colombian peso appreciated against the U.S. dollar by 0.56%, each as compared to December 31, 2016.

Our results of operations may be affected by fluctuations in exchange rates between and among the Chilean peso, the Colombian peso and the U.S. dollar despite our internal policy and Chilean and Colombian regulations relating to the general avoidance of material exchange rate gaps. As of December 31, 2015, 2016 and 2017, the gap between foreign currency denominated assets and foreign currency denominated liabilities, excluding derivatives, was Ch$222,673 million, Ch$(606,535) million and Ch$(571,951) million, respectively.

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

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. We have backup data for our key data processing systems that could be used in the event of a catastrophe or a failure of our primary systems, and have established alternative communication networks where available. However, we cannot assure you that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. Such failures could be caused by, among other things, software bugs, computer virus attacks, cyber-attacks or conversion errors due to system upgrading. In addition, a cyber-attack, including any security breach caused by unauthorized access to information or systems, intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition.

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

Upon our acquisition of Banco Santander Colombia in 2012, Banco Santander, S.A. agreed to cause certain of its affiliates to provide us certain technology services. Our business in Colombia is still dependent on such service and support of such affiliates of Banco Santander, S.A. We have recently extended the technology service agreements entered into with such affiliates (including Produban Servicios Informáticos Generales S.L. and Ingeniería de Software Bancario S.L.) until at least May 31, 2018. If the affiliates of Banco Santander, S.A. are unable to service and support our business in Colombia or if we are unable to integrate our information technology systems into our business in Colombia after the expiration of the technology service agreements, then such failure could materially and adversely affect our business, financial condition and results of operations.

A worsening of labor relations in Chile or Colombia could impact our business.

As of December 31, 2017, on a consolidated basis we had 5,848 employees in Chile (including 31 at our New York Branch), of which 62.3% were unionized, and 3,644 employees in Colombia, of which 27.9% were unionized. We are parties to collective bargaining agreements with unions representing our employees in Chile and Colombia. Itaú Corpbanca’s current labor agreements with five unions in Chile were subscribed on 2017 and expire on May 31, 2020, November 23, 2020 and December 4, 2020. Itaú Corpbanca Colombia’s current labor agreement with 23 unions in Colombia was subscribed on September 1, 2017 and expires on August 31, 2019. We generally apply the relevant terms of our collective bargaining agreement to unionized and non-unionized employees in each of the markets in which we operate. We have traditionally enjoyed good relations with our employees and their unions. However, we may not be able to renew our collective bargaining agreements on satisfactory terms or at all. This could result in strikes or work stoppages, which could result in substantial losses. The terms of existing or renewed agreements could also significantly increase our costs or negatively affect us. Also, a strengthening of cross-industry labor movements may result in increased employee or labor costs that could materially and adversely affect our business, financial condition or results of operations.

Law 20,940, which became effective on April 1, 2017, introduces significant amendments to the Chilean labor system. The principal amendments enacted by Law 20,940 to the existing labor framework in Chile include, among others:

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

We are subject to counterparty risk.

We are exposed to counterparty risk in addition to credit risks associated with our lending activities. We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties.

We may incur losses if any of our counterparties fail to meet their contractual obligations, due to bankruptcy, lack of liquidity, operational failure or other reasons that are exclusively attributable to our counterparties. Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us or executing securities, futures, currency or commodity trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, clearing houses or other financial intermediaries. Failure to meet contractual obligations by our counterparties could have a material adverse effect on our business, financial condition and results of operations.

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

We may experience operational problems, errors or misconduct.

We are exposed to many types of operational risks, including the risk of misconduct by employees and outsiders, failure to obtain proper authorizations, failure to properly document transactions, equipment failures and errors by employees. Although we maintain a system of operational controls, there can be no assurances that operational problems or errors will not occur and that their occurrence will not have a material adverse effect on our business, financial condition and results of operations.

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

On February 23, 2017, Law No. 21,000, was published. This new law modifies, among other matters, the corporate governance and operation of the Chilean regulator for securities and insurance and establishes the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero, or the CMF). For more information, see “Item 4.  Information on the Company—B. Business Overview—Changes in the Governance of Our Regulators.” These changes in our regulators’ laws may result in further changes in banking regulations or other consequences that could have a material adverse effect on our financial condition or results of operations.

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

Colombia has also experienced recent changes in applicable laws, regulations and policies, such as those regarding financial inclusion and consumer protection. In order to promote financial inclusion, the Colombian Congress passed Law No. 1,735 of 2014, which created a new type of financial entity called Specialized Electronic Deposit and Payment Institutions (Sociedades Especializadas en Depósitos y Pagos Electrónicos, or SEDPEs). Previously, the only activities these entities were authorized to perform were remote cash-in and cash-out deposit operations, the allocation of customers’ funds in electronic deposit accounts and the offering of transactional services such as remittances, transfers and payments. However, SEDPES have recently been authorized to use correspondent networks and open accounts remotely, and SEDPE customers are authorized to have more than one account per SEDPE, which may further encourage the utilization of SEDPEs in the Colombian financial market. Additionally, along with the global trend to increase the use of technology for different financial services, new regulations may be issued by the Colombian government in order to facilitate the incorporation of these entities into the financial system. Such changes and trends may increase competition in the Colombian financial market and may impair our ability to expand or retain our customer base.

In addition, recently, the Colombian government has expressed its intention to submit this year a bill before the Colombian Congress to change the equivalency of the Colombian Peso by removing three zeroes from current denomination, which may oblige us to incur various operational costs in order to guarantee the continuity of our daily operations.

We also have limited operations outside of Chile and Colombia, including Peru, Spain and the United States. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations or their applicability or interpretation, may have an adverse effect on our operations and financial condition.

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

Pursuant to letter No. 16,191, the SBIF fined the bank for an alleged infringement to the individual lending limits provided by article 84 No. 1, in relation to article 85 of the Chilean General Banking Act. The total amount was Ch$21,765 million. In an extraordinary meeting on January 4, 2016, the bank’s board of directors agreed: to communicate the letter as a material event, expressing disagreement with the alleged infringement and to instruct management to exercise each and every legal action in order to obtain the annulment of the fines.

On January 8, 2016, the bank paid the full amount of the fines as a mandatory condition precedent to exercise its appeal rights. On January 18, 2016, the bank brought an action before the Santiago Court of Appeals seeking the annulment of the fines. Pursuant to a final ruling by the Court of Appeals of Santiago dated August 31, 2016, the fines imposed by the SBIF pursuant to letter No.16,191 were declared illegal. In accordance with Article 22 of the General Law on Banks, the favorable ruling obtained by Itaú Corpbanca is not subject to appeal.

On September 6, 2016, the SBIF filed a complaint (recurso de queja) against the judges of the Court of Appeals of Santiago before the Supreme Court, which was dismissed by the Supreme Court on May 9, 2017.

On October 19, 2017, the SBIF filed a complaint against Itaú Corpbanca regarding the same alleged violations, giving rise to a new administrative procedure. On November 14, 2017, Itaú Corpbanca filed a special constitutional rights action (acción de protección) before the Santiago Court of Appeals that was declared inadmissible. This ruling was confirmed by the Supreme Court. The administrative procedure is still pending.

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

In recent years, computer systems of companies and organizations have been targeted, not only by cyber criminals, but also by activists and rogue states. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could disrupt our electronic systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers. If we fail to effectively manage our cyber security risk, for example by failing to update our systems and processes in response to new threats, our reputation could be harmed and our operating results, financial condition and prospects could be adversely affected through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be impacted by cyber-attacks against national critical infrastructures of the countries where we operate; for example, the telecommunications network. Our information technology systems are dependent on such national critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such national critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack.

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

We invest in debt securities issued by the Chilean and Colombian governments, the Central Bank of Chile and the Chilean Ministry of Finance that, for the most part, are short-term and highly liquid instruments. As of December 31, 2017, 6.4% of our total assets comprised of securities issued by the Chilean government and 3.9% of our total assets comprised securities issued by foreign governments, mostly by the Colombian government. If the Chilean or Colombian governments default on the timely payment of such securities, our business, financial condition and results of operations may be adversely affected.

A downgrade of Itaú Corpbanca’s counterparty credit rating by international or domestic credit rating agencies could materially and adversely affect our debt credit rating for domestic and international debt, our business, our future financial performance, shareholders’ equity and the value of our securities.

Following the consummation of the Merger, Standard & Poor’s and Moody’s upgraded our long and short term ratings to BBB+/A-2 and A3/Prime-2, respectively. On August 4, 2017, Standard and Poor’s confirmed the aforementioned ratings and removed the ‘CreditWatch Negative’ assigned on July 14, 2017 following the sovereign downgrade. The Outlook is ‘Negative’ reflecting S&P’s view that there is at least a one-in-three chance that they could downgrade us and other eight Chilean financial institutions if growth in lending and property prices picks up in Chile, leading to pressures on economic imbalances given the country’s already weakened external position. The latter led to a downgrade of Chile sovereign rating on July 13, 2017.

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

The occurrence of natural disasters or terrorist events in the regions where we operate could impair our ability to conduct business effectively and could adversely affect our results of operations.

We are exposed to the risk of natural disasters such as earthquakes or tsunamis as well as floods, mudslides and volcanic eruptions in the regions where we operate. We also recognize that natural disasters could be amplified by the effects of the climate change phenomenon. In the event of a natural disaster, unanticipated problems with our disaster recovery systems could have a material adverse impact on our ability to conduct business in the affected region, particularly if those problems affect our computer-based data processing, transmission, storage and retrieval systems and destroy valuable data. In addition, if a significant number of our local employees and managers were unavailable in the event of a disaster, our ability to effectively conduct business could be severely compromised. A natural disaster, such as the earthquake and tsunami that affected Chile in 2010, could damage some of our branches and automated teller machines, or ATMs, forcing us to close damaged facilities or locations, increased recovery costs as well as cause economic harm to our clients. A natural disaster or multiple catastrophic events could have a material adverse effect on local businesses in the affected region and could result in substantial volatility or adverse harm in our business, financial condition and results of operations for any fiscal quarter or year. Furthermore, we are exposed to terrorist events resulting in physical damage to our buildings (including our headquarters, offices, branches and ATMs) and/or injury to customers, employees and others. Although we maintain comprehensive contingency plans and security procedures, there can be no assurance that terrorist events will not occur and that their occurrence will not have a material adverse impact on our business and results of operations for any fiscal quarter or year.

Other businesses controlled by Itaú Unibanco may face difficulties from a business or reputational standpoint and affect us.

We are currently controlled by Itaú Unibanco, which as of April 2, 2018 had a 36.06% beneficial ownership stake in us. Since we are part of a larger conglomerate of companies owned by Itaú Unibanco, if other businesses controlled by Itaú Unibanco face difficulties from a business or reputational standpoint, we may suffer adverse consequences. If we were to be associated with these events, our reputation could be harmed, which could have a material adverse effect on our business, financial condition and results of operations.

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

On December 20, 2016, Helm LLC initiated an arbitration proceeding (the “Arbitration”) against respondents Itaú Corpbanca and Corp Group Holding Inversiones Ltda. (“Corp Group”), and nominal respondent Itaú Corpbanca Colombia (collectively with Corp Group and Itaú Corpbanca, “Respondents”), by filing a Request for Arbitration in the ICC’s International Court of Arbitration in New York. Helm LLC alleged that Corp Group and Itaú Corpbanca had breached the Amended and Restated Shareholders Agreement of HB Acquisition S.A.S., dated July 31, 2013, between shareholders of Itaú Corpbanca Colombia (the “SHA”). As relief, Helm LLC is seeking, among other things, damages of $598 million, reflecting what it claims is the value to which it is entitled in return for its shares in Itaú Corpbanca Colombia, plus interest. On February 14, 2017, Respondents filed their answers to Helm LLC’s Request for Arbitration, denying Helm LLC’s claims, and Corp Group and Itaú Corpbanca filed a counterclaim against Helm LLC for breaching the SHA. As relief under their counterclaim, Corp Group and Itaú Corpbanca are seeking, among other things, for Helm LLC’s rights under the SHA to be terminated. On April 19, 2017, Helm LLC filed a reply to Corp Group and Itaú Corpbanca’s counterclaim. The Arbitration has continued pursuant to the applicable procedures and an evidentiary hearing is expected to take place in July 2018. Itaú Corpbanca believes Helm LLC’s claim is without merit and intends to enforce its rights under the SHA and applicable law.

We may incur financial losses and damages to our reputation from environmental and social risks.

In recent years, environmental and social risks have been recognized as increasingly relevant, since they can affect the creation of shared value in the short, medium and long terms from the standpoint of the organization and its main stakeholders.

Environmental and social issues may affect our activities and the revenue of our clients, causing reputational damage, delays in payments or default, especially in the case of significant environmental and social incidents. Environmental and social risks become more evident when we finance projects, where should there be environmental damage caused by projects in which we were involved with respect to the financing thereof, we could be deemed to be indirectly responsible for such damage and could consequently be held liable for certain damages.

Risks Relating to Chile, Colombia and Other Countries in Which We Operate

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

As a regulated financial institution, we are required to submit to the SBIF unaudited consolidated and unconsolidated balance sheets and income statements on a monthly basis. As of January 2008, the statements have to be prepared in accordance with the Compendium of Accounting Standards (Compendio de Normas Contables y Manual del Sistema de Información), or the “Compendium,” and the rules of the SBIF. Although Chilean banks are required to apply IFRS as of January 1, 2009, certain exceptions introduced by the SBIF prevent banks from achieving full convergence, for example loan loss provisions, assets received in lieu of payment among others. Also, the SBIF is vested with the authority to issue specific orders to banks, including on accounting matters. In situations not addressed by the guidance issued by the SBIF, institutions must follow the generally accepted accounting principles issued by the Association of Chilean Accountants, which coincide with IFRS. However, our consolidated financial statements as of and for the three years ended December 31, 2017 have been prepared in accordance with IFRS in order to comply with SEC requirements.

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

As of December 31, 2017, the aggregate exposure of AFPs to us was US$5,996 million or 2.8% of their total assets. If the exposure of any AFP to us exceeds the regulatory limits, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our business, financial condition and results of operations.

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

As a corporation (sociedad anónima), we are subject to the partially-integrated tax regime (corporate tax of 25.5% for 2017 and 27% beginning in 2018). Under this system, when the income is actually withdrawn from a company, non-Chilean resident shareholders would be subject to a 35% withholding tax, while Chilean resident shareholders would be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 35%, against which only a 65% of the corporate tax will be allowed to be used as a credit against the withholding tax or the Complementary Global Tax; provided that, the deduction available to shareholders resident in a country with which Chile has an agreed tax treaty would be 100%. See “Item 4—Information on the Company—B. Business Overview—Recent Regulatory Developments in Chile—Tax Reform.”

In addition, on December 29, 2016, the Colombian Government approved a tax reform under Law No. 1,819. See “Item 4—Information on the Company—B. Business Overview— Recent Regulatory Developments in Colombia — Tax Reform.”

Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting stated expenses and deductions, and eliminating incentives and non-taxed income. We cannot assure you that the manner in which corporate taxes are interpreted and applied in the jurisdictions where we operate will not change in the future. In addition, governments may decide to levy additional taxes in the jurisdictions where we operate. The current tax reforms and any further changes to taxes in the jurisdictions where we operate could have a material adverse effect on our business, financial condition and results of operations. Furthermore, uncertainty relating to tax legislation in the jurisdictions where we operate poses a constant risk to Itaú Corpbanca.

Potential changes to the pension system in Chile may impose an increase in our labor costs and therefore have a material adverse effect on our financial results.

On August 10, 2017, former President Michelle Bachelet submitted a bill of law (No. 117-65) with the purpose of introducing changes to the existing Chilean pension funds system. Under the current private system, employees make contributions to fund their individual pension accounts. Under former President Bachelet’s proposal, for the first time, companies would have to contribute to the system. The proposal contemplates, among other measures, a gradual increase over the next six years from the current 10% contribution funded by employees to a 15% contribution in which the additional 5% will be exclusively funded by employers. As proposed, part of this additional contribution would go to a common fund (the “solidarity fund” or pilar solidario), rather than employees’ personal savings accounts, in order to increase the pensions for certain lower-income individuals. There are several economic and political discussions over the content of this bill of law. However, it is possible to anticipate that some additional contribution from the employers to the Chilean social security system will be approved, which may cause a relevant increase in our labor costs and, therefore, have a material adverse effect on our financial results.

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

Any adverse revisions to Chile’s or Colombia’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings, and, as a result, our cost of funding, including interest rates paid on our deposits and securities. In December 2017, S&P downgraded the rating of its long-term foreign currency sovereign credit ratings on Colombia from “BBB” to “BBB-,” on the grounds of Colombia’s weakened fiscal and external profiles generating diminished policy flexibility. Additionally, in February 2018 Moody’s changed Colombia’s rating outlook from stable to negative. This was driven by (i) expectation of a slower pace of fiscal consolidation and weakening fiscal metrics and (ii) the risk that new government, post the 2018 presidential elections, will not have an effective mandate to pass additional fiscal measures to preserve Colombia’s fiscal strength. Currently, Colombia’s long-term debt denominated in foreign currency is rated “BBB-” by S&P, “Baa2” with negative outlook by Moody’s and “BBB” by Fitch. We cannot assure you that Colombia’s credit rating or rating outlook will not be further downgraded in the future. In July 2017, S&P downgraded Chile’s long-term foreign currency rating to “A+” from “AA-”, with a stable outlook. Also, Fitch Ratings downgraded Chile’s long-term foreign-currency issuer default rating (IDR) to “A” from “A+”, and long-term local-currency IDR to “A+” from “AA-” with a stable outlook. Finally, Moody’s changed outlook on Chile’s ratings to negative. We cannot assure you that Chile’s credit rating or rating outlook will not be further downgraded in the future. If further adverse revisions to Chile’s or Colombia’s credit ratings or rating outlook were to occur, it could have a material adverse effect on our business, future financial performance, shareholders’ equity and the value of our securities.

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

We now operate a banking business in Colombia through Itaú Corpbanca Colombia and in Panama through subsidiaries of Itaú Corpbanca Colombia. Our operations are focused on retail banking, as well as wholesale and commercial banking and providing financing and deposit services to SMEs and individuals with medium-high income levels. Itaú Corpbanca Colombia provides a broad range of commercial and retail banking services to its customers, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla.

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

Despite the peace agreement between the Colombian government and FARC, which have reduced guerrilla and criminal activity, particularly in the form of terrorism attacks, homicides, kidnappings and extortion, such activities persist in Colombia, and possible escalation of such activities and the effects associated with them have had and may have in the future a negative impact on the Colombian economy and on our operations in Colombia, including our customers, employees, results of operations and financial condition, and physical assets.

The final peace agreement was reached in September 2016 and the government submitted it to a referendum that was not approved. However, the Colombian Congress subsequently approved the peace agreement, and in December 2016 the agreement implementation process began. The final agreement is expected to provide FARC with several benefits including: (i) changes in legislation concerning access to credit and financial services; (ii) tax benefits; and (iii) more favorable labor regulations. Such agreements and other legislative changes arising therefrom may have a negative impact on the Colombian economy and on our operations in Colombia.

In addition, the peace agreement reached with FARC may be modified by future governments, including the new president that will take office in 2018. If there are deviations from the peace agreement, there can be no assurance that criminal actions will not escalate in Colombia.

ELN, paramilitary groups and drug cartels’ were not part of the peace negotiations. It is expected that their activities will continue.

The peace agreement signed with FARC may result in the enactment of new laws and regulations, whose potential impact cannot be predicted.

The implementation of the peace agreement between the Colombian government and FARC will require the enactment of new laws and regulations, which may impact our activity in ways we cannot anticipate. Recently, legislation was enacted in connection with the implementation of the Rural Reform (Reforma Rural Integral) as provided under the peace agreement, such legislation included the creation of a Land Fund for the Rural Reform (Fondo de Tierras para la Reforma Rural Integral), and set forth the parameters to grant land to certain benefited populations and which properties are subject to be granted. Additionally, on April 2, 2018, the Colombian Superintendency of Finance issued External Circular No. 005, which sets forth rules governing the integration of former FARC members into the financial system. The impact of such new legislation is still unknown, and further regulations may be required for such legislation to be implemented. New laws or regulations enacted in connection with the implementation of the peace agreement may impact our activity and may have a negative effect on our financial condition and results of operations in Colombia.

Tensions with Venezuela and Ecuador may affect the Colombian economy and, consequently, our results of operations and financial condition.

Diplomatic relations with Venezuela and Ecuador, two of Colombia’s historical main trading partners, have from time to time been tense and affected by events surrounding the Colombian armed forces combat of the FARC throughout Colombia, particularly on Colombia’s borders with Venezuela and Ecuador.

Additionally, further deterioration in relations with Venezuela and Ecuador may result in the closing of borders, the imposition of trade barriers or a breakdown of diplomatic ties, any of which could have a negative impact on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition. In 2015, the Venezuelan government abruptly closed the Colombian-Venezuelan border which resulted in a substantial decrease in trade between Colombia and Venezuela, representing in that year less than 0.7% of total Colombian exports. In recent years, diplomatic tensions between the two governments have increased. We cannot assure you that there will not be further closures of the border, which may result in further deterioration of trade and could have a negative impact in the Colombian economy, especially in private consumption.

Recently Colombia has faced an increase in migration from Venezuela. The unprecedented migration wave is putting strains on Colombia. Mass migration threatens to increase political instability and social conflict in Colombia. Additionally, mass migration of Venezuelans to Colombia has created tense diplomatic relations which will likely hinder regional cooperation in reaching a solution to the migration crisis.

Constitutional collective actions (acciones populares), class actions (acciones de grupo) and other similar legal actions in Chile and Colombia involving claims for significant monetary awards against financial institutions may have an adverse effect on our business and results of operations.

Under the Chilean Consumer Protection Act and under the Colombian Constitution and Law 472 of 1998, individuals may initiate collective or class actions to protect their collective or class rights, as applicable. See “Item 4—Information on the Company—B. Business Overview— Promulgation of Bill of Law Amending Consumer Protection Act.” In the past few years, Chilean financial institutions have experienced limited numbers of collective and class actions mostly relating to abusive clauses in standard contracts.

In the past few years, Colombian financial institutions, including Itaú Corpbanca Colombia, have experienced a substantial increase in the aggregate number of these actions. The great majority of such actions have been related to fees, financial services and interest rates, and their outcome is uncertain. Pursuant to Law No. 1,425 of 2010, monetary awards for plaintiffs in constitutional collective actions were eliminated as of January 1, 2011. Nevertheless, individuals continue to have the right to initiate constitutional or class actions against Itaú Corpbanca Colombia.

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

Furthermore, the Colombian government has the authority to establish and define criteria and formulas applicable to the calculation of banking fees and other charges and to establish caps on the banking fees, credit card fees, and other charges that we impose on our customers. The Colombian government has established a cap on the fees banks can charge on withdrawals from ATMs outside their own networks. Additionally, under Colombian regulation, banks are prohibited from charging prepayment penalties or fees on loans, other than in mortgage loans, except when the outstanding amount of a loan is more than the equivalent of 880 monthly minimum wages, or SMMLV (approximately US$240,000). In mortgage loans, irrespective of their principal amount or in other loans in which the outstanding amount is greater than 880 SMMLV, prepayment penalties or fees may be charged but only when expressly contemplated under the governing loan agreement. Further limits or regulations regarding banking fees, and uncertainties with respect thereto could have a negative effect on Itaú Corpbanca Colombia and our results of operations and financial condition.

Insolvency laws may limit our monetary collection and ability to enforce our rights.

On January 9, 2014, a new insolvency act was published in Chile in the Official Gazette (Ley No. 20,720 de Reorganización y Liquidación de Empresas y Personas, or the Chilean Insolvency Act) and came into effect on October 10, 2014. Under the Chilean Insolvency Act, monetary collection and enforcement of rights by a creditor may face limitations such as those arising from the Insolvency Protection (as defined below) recognized by the act. For more information on these limitations please see “Item 4—Information on the Company—B. Business Overview—Recent Regulatory Developments in Chile.”

Colombian insolvency laws provide that creditors of an insolvent debtor in default are prohibited from initiating collection proceedings outside the bankruptcy or reorganization process of such debtor. In addition, all collection proceedings outstanding at the beginning of any bankruptcy or reorganization process of any insolvent debtor must be suspended and creditors are prevented from enforcing their rights against the collateral and other assets of the debtor until the reorganization has been agreed (in which case the collection proceeding is resolved within the reorganization agreement) or it is declared that no reorganization was agreed. Additionally, Colombian laws provide insolvency protection for non-merchant individuals. This insolvency protection entails that, once a non-merchant individual has ceased paying his or her debts, such individual can initiate a voluntary insolvency proceeding before a notary public or mediator to reach an agreement with its creditors. The terms of any agreement reached with a group (two or more) of creditors that represent more than 50% of the total amount of the claims will be mandatorily applicable to all relevant creditors. There are other protections such as an automatic stay for 80 days, which could be extended by 30 additional days. These legal limitations make it difficult to recover on defaulted loans, and as a result, may cause Itaú Corpbanca Colombia to enhance its credit requirements which would result in decreased lending to individuals by making it more expensive. In addition, increased difficulties in enforcing debt and other monetary obligations due to this insolvency law could have an adverse effect on Itaú Corpbanca Colombia and our results of operations and financial condition.

The Central Bank of Colombia may impose requirements on our (and other Colombian residents’) ability to obtain loans in foreign currency.

The Central Bank of Colombia may impose certain mandatory deposit requirements in connection with foreign currency denominated loans obtained by Colombian residents, including Itaú Corpbanca Colombia, although no such mandatory deposit requirement is currently in effect. We cannot predict or control future actions by the Central Bank of Colombia in respect of deposit requirements, which may involve the establishment of a mandatory deposit percentage, and the use of such measures by the Central Bank of Colombia may raise our cost of raising funds and reduce our financial flexibility.

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

We have engaged in a number of mergers and acquisitions in the past, including the Merger, the Santander Colombia Acquisition, the Helm Bank Acquisition and the subsequent merger of Helm Bank with and into Itaú Corpbanca Colombia, consummated on June 1, 2014, that may make further mergers and acquisitions in the future as part of our growth strategy. We believe that these transactions will contribute to our continued growth and competitiveness in the Chilean, Colombian, and international banking sectors.

These acquisitions and mergers and the integration of such institutions and assets involve certain risks, which as of the current stage of such transactions may still include remaining risks such as:

•      integrating new networks, information systems, financial and accounting systems, risk and other management systems, financial planning and reporting, products and customer bases into our existing business may run into difficulties, cause us to incur unexpected costs and operating expenses and place additional demands on management time; and

•      the expected operation and financial synergies and other benefits from such mergers or acquisitions may not be fully achieved.

If we fail to achieve the business growth opportunities, cost savings and other benefits we anticipate from mergers and acquisition transactions, or incur greater integration costs than we have estimated, our results of operations and financial condition may be materially and adversely affected.

Acquisitions and strategic partnerships may not perform in accordance with expectations or may disrupt our operations and adversely affect our business financial condition and results of operations.

A component of our strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy we have consummated (i) the Santander Colombia Acquisition in 2012 (now “Itaú Corpbanca Colombia”); (ii) the Helm Bank Acquisition in 2013 (Helm Bank was merged with and into Itaú Corpbanca Colombia on June 1, 2014); and (iii) the Merger in 2016. We will continue to consider additional strategic acquisitions and alliances from time to time, inside and outside of Chile and Colombia. Strategic acquisitions and alliances, could expose us to risks with which we have limited or no experience. Future acquisitions may also be subject to regulatory approval, which we may not receive, particularly in view of our increasing market share in the Colombian banking industry.

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

In addition, it is possible that the integration process could result in:

•      diversion of management’s attention from their normal areas of responsibility to address integration issues; and

•      the disruption of Itaú Corpbanca’s ongoing businesses or inconsistencies in its standards, controls, procedures and policies,

each of which could adversely affect Itaú Corpbanca’s ability to maintain good relationships with its customers, suppliers, employees and other constituencies, or to achieve the anticipated benefits of the Merger, and could increase costs or reduce its earnings or otherwise adversely affect the business, financial condition, results of operations and/or prospects of Itaú Corpbanca. Actual revenue synergies, cost savings, growth opportunities and efficiency and operational benefits resulting from the Merger may be lower and may take longer than Itaú Corpbanca currently expects. Therefore if the benefits from the Merger are not as expected, we may be required to record impairment losses on the carrying amount (including goodwill) of the acquired business, which may have a material adverse effect on our financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects – A. Operating Results -  Critical Accounting Policies and Estimates – Estimate of Impairment of Goodwill.”

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

Itaú Corpbanca has incurred significant costs and expenses in connection with the Merger and will continue to incur additional costs and expenses.

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

The size of Itaú Corpbanca’s combined business following the completion of the Merger is significantly larger and more complex than the previous businesses of former Corpbanca or former Banco Itaú Chile individually. Itaú Corpbanca’s future success will depend, in part, on its ability to manage this expanded business, posing substantial challenges for management. There can be no assurances that Itaú Corpbanca will be successful or that it will fully realize the expected operating efficiencies, cost savings, revenue synergies and other benefits currently anticipated from the Merger.

We may have problems successfully completing the implementation of a new information technology core banking system in Colombia.

A key element of our expansion strategy consists in the acquisition of existing businesses and their integration into our business model and administration and management processes. During 2017, we continued the technology integration process of the bank in Colombia, which includes the implementation of a unique integrated information technology core banking system in Colombia. The original project, which we had been implementing since February 2013, was discontinued after the Merger. New management decided to maintain the existing proprietary platform that Helm Bank had and to integrate all existing IT information instead of implementing a fully new information technology core banking system as originally planned. If we are unable to successfully complete the integration into one platform, the integration process in Colombia could be adversely affected, which could adversely affect our financial condition, results of operations and liquidity. The integration into one single information technology core banking system in Itaú Corpbanca Colombia is underway, on 2017 the branch network migration began, and it is expected to finish in the first half of 2018.

Risks Relating to Our Securities

Our controlling shareholder is able to exercise significant control over us which could result in conflicts of interest.

Itaú Unibanco is the sole controlling shareholder of Itaú Corpbanca. As of April 2, 2018, Itaú Unibanco beneficially owned 36.06% of our voting common shares. In addition, (i) Itaú Unibanco and (ii) Inversiones Gasa Limitada, CorpGroup Holding Inversiones Limitada, CorpGroup Banking S.A., Compañía Inmobiliaria y de Inversiones Saga SpA and CorpGroup Interhold SpA (together, “CorpGroup”) have signed a shareholders’ agreement to determine certain aspects related to corporate governance, dividend policy, transfer of shares, liquidity and other matters (the “Itaú CorpGroup Shareholders’ Agreement”). Itaú Unibanco and CorpGroup are in position to elect 11 of the 13 members of our board of directors. The Itaú CorpGroup Shareholders’ Agreement provides that the directors appointed by Itaú Unibanco and CorpGroup will vote, to the extent permitted by the law, in a block and in accordance with the recommendation of Itaú Unibanco, subject to certain exceptions. Accordingly, Itaú Unibanco is able to control the actions taken by the board of directors of Itaú Corpbanca on most matters, which could result in conflicts of interest.

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

In addition, according to article 14 of the Ley No. 18,045 de Mercado de Valores (the “Chilean Securities Market Act”), the CMF –formerly Superintendencia de Valores y Seguros or Chilean Superintendency of Securities and Insurance– may suspend the offer, quotation or trading of shares of any company listed on the Chilean stock exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the CMF will then cancel the relevant listing in the registry of securities. These and other factors may substantially limit your ability to sell the common shares underlying your ADSs at a price and time at which you wish to do so.

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

Pursuant to Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury Regulations promulgated thereunder, a 30% withholding tax may, in the future, be imposed on all or some of the payments on the ADSs or our common shares to holders and non-U.S. financial institutions receiving payments on behalf of holders that, in each case, fail to comply with information reporting, certification and related requirements. This withholding tax, if it applies, could apply to any payment made with respect to the ADSs or our common shares, and ADSs or shares of our common shares held through a non-compliant institution may be subject to withholding even if the holder otherwise would not be subject to withholding. U.S. holders are urged to consult their tax advisers regarding the application of these rules to their ownership of the ADSs or our common shares. See “Item 10. Additional Information—E. Taxation—U.S. federal income tax considerations” for additional information related to these rules and their application to holders of ADSs or our common shares.

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

We cannot assure you that additional Chilean restrictions applicable to the holders of ADSs, the disposition of the shares underlying the ADSs or the repatriation of the proceeds from such disposition or the payment of dividends will not be imposed in the future, nor can we advise as to the duration or impact of such restrictions, if imposed. If for any reason, including changes in the Foreign Investment Agreement or Chilean law, the depositary is not able to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions, if any, in Chilean pesos.

ITEM 4. INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

We are a publicly traded company (sociedad anónima) organized under the laws of Chile and licensed by the SBIF to operate as a commercial bank. Our legal name is Itaú Corpbanca, and our commercial name is Banco Itaú and/or Itaú. Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile. Our telephone number is 56-2-2660-8000 and our website is www.itau.cl. Our agent in the United States is Itaú Corpbanca New York Branch, Attention: Joaquín Rojas Walbaum, located at 885 Third Avenue, 33rd Floor, New York, NY 10022. Information set forth on our website does not constitute a part of this Annual Report. Itaú Corpbanca is organized under the laws of Chile and its subsidiaries are organized under the laws of Chile and Colombia. The terms “Itaú Corpbanca,” “Itaú,” “the bank,” “we,” “us” and “our” in this Annual Report refer to Itaú Corpbanca together with its subsidiaries unless otherwise specified.

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

With a view to its internationalization in November 2004, the bank completed the listing process that enabled it to trade its ADSs on the New York Stock Exchange. Five years later, the New York Branch was opened as a support for clients who can see their possibilities of financing in the United States expanded. Two years later, Corpbanca opened its representative office in Spain, whose role is to inform and promote the bank with foreign companies and serve as a liaison with bank clients in Chile and Colombia.

In June 2012, former Corpbanca finalized the acquisition of Banco Santander Colombia S.A. (now Itaú Corpbanca Colombia). With this acquisition, we became the first Chilean bank to have a banking subsidiary outside the country. In 2013, we acquired Helm Bank S.A., and the following year, merged it with and into Itaú Corpbanca Colombia, maintaining the networks of branches separately: Itaú Corpbanca Colombia and Helm.

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

As of December 31, 2017, the bank is the fourth largest private bank in Chile with approximately 10.8% market share in the local credit market.

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

A summary of the main milestones in the history of the bank is set forth in the following chart:

The Merger

On January 29, 2014, Corpbanca and Itaú Chile agreed to merge (the “Transaction Agreement”). The shareholders of former Corpbanca approved the Merger in an extraordinary shareholders’ meeting held on June 26, 2015, and the shareholders of former Banco Itaú Chile gave their consent to the merger in an extraordinary shareholders’ meeting held on June 30, 2015.

On April 1, 2016 the Merger was consummated and Banco Itaú Chile was merged with and into Corpbanca. As of April 2, 2018, Itaú Unibanco and CorpGroup beneficially own 36.06% and 30.65% of our outstanding common shares, respectively. Itaú Unibanco and CorpGroup also entered into the Itaú CorpGroup Shareholders’ Agreement. Upon the consummation of the Merger, Itaú Unibanco became the controlling shareholder of the merged bank. For a description of the Itaú CorpGroup Shareholders’ Agreement and the Transaction Agreement, see “Item 10. Additional Information—C. Material Contracts.”

Immediately following the Merger, the corresponding subsidiaries of Banco Itaú Chile and Corpbanca continued to operate independently and their respective clients were served by their current executives. In January 2017, December 2017 and April 2018, respectively, each of our securities brokerage (corredoras de bolsa) subsidiaries, our general fund managers’ (administradoras generales de fondos) subsidiaries, and our insurance broker’s subsidiaries, were consolidated, leaving one entity for each business.

By consolidating operations in Chile and Colombia, the new bank became one of Chile’s largest private financial institutions, ranking fourth in the industry with a market share by loans of 10.8% in Chile at the end of 2017. The Merger and combination of the strengths of both banks has translated into an expansion in the offer of products and services for our clients, with a large branch platform in Chile (201) and Colombia (174).

Client Migration

In order to migrate our clients from Corpbanca’s platform systems to Banco Itaú Chile’s, we set forth a gradual process defined as “migration waves,” which started after we consummated the Merger. For this purpose, we scheduled several waves to migrate Corpbanca’s customers. The migration waves also included the change of image of certain Corpbanca branches. This process was completed during the fourth quarter of 2017.

In parallel to the migration waves, we started to integrate the processes and systems of the merged banks, which contemplate the following three stages in order to achieve the Target Operational Model, or TOM:

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

•      TOM Migration: This stage included migrating customers, developing functional gaps for customers of both banks to enjoy the functionalities offered by each bank separately, and building the necessary drivers of coexistence of both bank’s systems. This stage was completed by the end of 2017.

•      TOM Technology and Operations: This stage refers to the technological integration and implementation of improvements of both banks supported in a single core banking. This stage is in progress, and we expect to complete it by 2018.

The Itaú Colombia Acquisition

The obligation of the parties to the Transaction Agreement to cause Itaú Corpbanca to acquire all of the outstanding shares of Itaú BBA Colombia or to carry out a merger of Itaú Corpbanca Colombia, formerly Banco Corpbanca Colombia, with Itaú BBA Colombia was amended on January 20, 2017 and replaced with the obligation of the parties to cause Itaú Corpbanca Colombia to acquire the assets and liabilities of Itaú BBA Colombia at their book value in accordance with the terms and conditions agreed by Itaú Corpbanca Colombia and Itaú BBA Colombia on November 1, 2016 (the “Itaú Colombian Asset & Liabilities Acquisition”). The Itaú Colombian Asset & Liabilities Acquisition was approved by the shareholders of Itaú Corpbanca Colombia and the Colombian Superintendency of Finance (the “CFS”) and completed on June 16, 2017, as established in the agreement signed on June 1, 2017 between Itaú Corpbanca Colombia, as assignee, and Itaú BBA Colombia S.A. Corporación Financiera, as assignor. Pursuant to the Itaú Colombian Asset & Liabilities Acquisition transaction, Itaú Corpbanca Colombia paid to Itaú BBA Colombia S.A. Corporación Financiera Ch$33,205 million. This agreement also contemplated the rendering of certain services by Itaú Corpbanca Colombia in favor of Itaú BBA Colombia and the hiring of the senior management of Itaú BBA Colombia by Itaú Corpbanca Colombia.

Additionally, the amendment to the Transaction Agreement also included the postponement of the date for Itaú Corpbanca to purchase the shares that CorpGroup holds in Itaú Corpbanca Colombia. The purchase of those shares of Itaú Corpbanca Colombia held by CorpGroup (currently representing 12.36% of shares outstanding), which was previously agreed to be carried out no later than January 29, 2017, was postponed until January 28, 2022, subject to receipt of the applicable regulatory approvals. The purchase price for the shares has not changed and will be US$3.5367 per share plus (i) interest from (and including) August 4, 2015 until (but excluding) the payment date at an annual interest rate equal to Libor plus 2.7% minus (ii) the sum of (x) the aggregate amount of dividends paid by Itaú Corpbanca Colombia to CorpGroup since the date of the Transaction Agreement, plus (y) the accrued interest with respect to the amount of such dividends since the date of their payment until the payment date of the purchase price, at an annual interest rate equal to Libor plus 2.7%.

Capital Expenditures

The following table reflects our capital expenditures in the years ended December 31, 2015, 2016 and 2017:

	For the Year Ended December 31,
	2015	2016	2017
	(in millions of Ch$)
Land and buildings	—	11,002	27,125
Machinery and equipment	15,766	87,600	50,681
Furniture and fixtures	—	—	—
Vehicle	—	—	—
Other	715	6,555	9,349
Total	16,481	105,157	87,155

Total capital expenditures in 2017 of Ch$87,155 million consisted mainly of Ch$42,903 million in expenses relating to the purchase of software and computer equipment and other IT-related expenses, including those related to the post-Merger integration of IT systems. For further details relating to these results and related divestitures, see Notes 1(m) and 13 of our consolidated financial statements included herein.

B.  BUSINESS OVERVIEW

COMPETITIVE STRENGTHS

We believe that the Merger will enable us to emerge as a leading banking platform in Chile and Colombia as a result of the following strengths:

Banking Platform with Larger Scale

We believe that as a result of the Merger, we have greater scale and resources to grow and compete more effectively in Chile and Colombia. The merged bank has become the fourth largest private bank in Chile and will result in a banking platform for future expansion in the Andean Region. According to the SBIF, as of December 31, 2017, we ranked fourth among private banks in total loans with 10.8% market share on an unconsolidated basis (taking into account only our operations in Chile). Additionally, as of the same date, the SBIF ranked us fourth in total deposits with 8.5% market share among private banks in the Chilean market.

In 2017, our operations in Chile and Colombia reached an aggregate net income of Ch$ 62,825 million. This result was primarily driven by both macroeconomic impacts and specific events to Itaú Corpbanca particularly higher provisions for loan losses in Chile as further discussed below in “Item 5—Operating and Financial Review and Prospects—A. Operating Results—The Economy—Results of Operations for the Years Ended December 31, 2015, 2016 and 2017—Net Income.”

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

Diversified Footprint in Chile and Colombia

We believe that the enhanced footprint that Itaú Corpbanca has in Chile and Colombia gives us an increased ability to grow and compete more effectively within those countries, further consolidating our market position in Chile and Colombia.

We believe that our acquisitions in Colombia give us a distinct advantage over our competitors in Chile and Colombia. We are the first, and until September 30, 2015 we were the only, Chilean-based bank to acquire a universal bank outside Chile. As of today, we remain the only Chilean-based bank to have a footprint in Colombia through a universal bank. As of December 31, 2017, according to the SBIF, Itaú Corpbanca was the fourth largest private bank in Chile by loans and deposits and according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of loans and deposits.

Experienced Management Team

The chairman of our board of director, Mr. Jorge Andrés Saieh Guzmán, became chairman in February 2012. He has over 17 years of experience as a member of our board of directors. Our chief executive officer (CEO), Milton Maluhy, assumed office in 2016. He is part of Itaú Unibanco since 2002 and a partner since 2010. Mr. Maluhy was president director of Rede S.A. (former Redecar S.A.) and executive director of Itaú Unibanco, responsible for alliances between Itaú Unibanco and retail chains, as well as head of Itaú Unibanco’s credit card area. Our chief financial officer (CFO), Gabriel Moura, has over 21 years of experience in the banking and financial industry. He is part of Itaú Unibanco since 2000 and a partner since 2010. The CEO of Itaú Corpbanca Colombia, Alvaro Pimentel, has over 21 years of experience in Itaú Unibanco. He has a degree in economics from the Universidade Estadual de Campinas—Unicamp in Brazil and an Executive MBA in finance from Insper in Brazil. A number of the members of the board of directors of Itaú Corpbanca Colombia also have a wealth of experience in the Colombian market and the banking and financial services industry.

Sound Risk Management

We believe that our asset quality is superior to the market average in terms of credit risk metrics, despite negative credit events during 2017. As of December 2017, our non-performing loan to total loans and our write-offs to average outstanding loans ratios were 2.3% and 1.1%, respectively. After the Merger, we revised our risk policies to align credit criteria to Itaú’s internal risk policies. This risk management philosophy enables us to identify risks and resolve potential problems on a timely basis.

Operating in a Stable Economic Environment Within Latin America

We conduct a majority of our business in Chile and a significant amount in Colombia. The Chilean and Colombian economies have generally demonstrated a stable macroeconomic environment in terms of growth and inflation. The Chilean economy is generally recognized as among the most stable in Latin America, as evidenced by its investment grade ratings of Aa3 by Moody’s, A+ by Standard & Poor’s and A by Fitch Ratings, the highest ratings in the region. Chile has consistently received investment-grade credit ratings since Standard & Poor’s and Moody’s started coverage in 1992 and 1994, respectively. Moody’s and Fitch Ratings have an investment grade rating of Colombia of Baa2 and BBB, respectively, with a “negative” and “stable” outlook, respectively. Standard & Poor’s has an investment grade rating of Colombia of BBB-, with a “stable” outlook.

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

Further Penetrate the Colombian Financial Services Market

We intend to capitalize on the growth of the Colombian market given that we believe that our Colombian operation will offer us significant opportunities for growth. Specifically, we benefit from comparable lower banking penetration rates in terms of GDP per capita in Colombia. The strategic acquisitions in Colombia and Itaú Corpbanca’s mandate to expand businesses in the Andean Region demonstrate our commitment to the Colombian financial market. With respect to our current operations in Colombia, in order to improve our operational efficiency and increase our market share in key sectors, we are putting in place our commercial and operational standards and best practices, while capitalizing on the local management expertise, customer base, services and products. As a result of the Itaú Colombian Asset & Liabilities Acquisition, we expect to achieve a stronger penetration of the wholesale market. We also expect to leverage on Itaú Unibanco’s retail banking best practices, our new controlling shareholder.

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

Efficiency

We are committed to continuing to improve our operating efficiency and profitability. We are working to increase use of internet and mobile banking by our customers, by offering them better technology solutions. Our senior management is focused on implementing technological solutions aimed to identify means of improving our overall profitability and to optimize our cost structure, such as online time deposits which have been an innovative product of great success in Chile. Through these initiatives, we will continue to strive to improve our efficiency ratio. As of December 31, 2017, we had a consolidated efficiency ratio of 67.3% (defined as operating expenses as a percentage of operating income consisting of aggregate of net interest income, net service fee income, net gains from mark-to-market and trading, exchange differences (net) and other operating income (net)).

After the Merger, we have started to enjoy several benefits, including a greater scale and resources to compete more effectively and more efficiently. We believe the merged bank has the potential to continue to generate synergies in Chile which will result in efficiency improvements.

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

OWNERSHIP STRUCTURE

Itaú Corpbanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Shares are also traded as depositary receipts on the New York Stock Exchange in the form of ADSs.

Since the consummation of the Merger on April 1, 2016, Itaú Corpbanca has been controlled by Itaú Unibanco. After the Merger, Itaú Unibanco indirectly acquired an additional 2.13% and 0.35% share capital of Itaú Corpbanca from the Saieh Family, on

October 26, 2016 and on September 15, 2017, respectively. As a result of these acquisitions, the current shareholder structure is as follows:

PRINCIPAL BUSINESS ACTIVITIES

We provide a broad range of wholesale and retail banking services to our customers in Chile and Colombia. In addition, we provide financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through our subsidiaries, and banking services through our New York Branch.

The following table sets forth a breakdown of our revenue by geographic market for the years ended December 31, 2015, 2016 and 2017:

	Net Interest Income by Geographic Market
	2015			2016			2017
	Chile	Colombia	Total	Chile	Colombia	Total	Chile	Colombia	Total
	(in millions of Ch$)

Interest income	501,982	—	501,982	1,013,951	495,252	1,509,203	1,067,124	579,205	1,646,329
Interest expense	(278,692)	.	(278,692)	(554,246)	(315,782)	(870,028)	(529,584)	(333,763)	(863,347)
Net interest income	223,290	—	223,290	459,705	179,470	639,175	537,540	245,442	782,982

The business units presented in this Annual Report correspond to the business units used by the bank after the Merger. Information for 2015, referring to former Banco Itaú Chile’s historical information, is presented using the same segmenting criteria. However, the results for the year ended December 31, 2015 are not comparable to the results for the years ended December 31, 2016 and 2017 because of the Merger. See “Item 3. Key Information—Presentation of Financial and Other Information.”

The following table provides information on the composition of our loan portfolio net of allowances as of December 31, 2015 and 2016

	As of December 31,
	2015	2016	Variation	Variation
	(in millions of constant Ch$)			(%)
Commercial loans
Commercial loans	3,568,144	11,625,087	8,056,943	225.8%
Foreign trade loans	414,953	720,792	305,839	73.7%
Current account debtors	37,115	125,996	88,881	239.5%
Factoring operations	56,144	74,433	18,289	32.6%
Student loans	173,254	597,946	424,692	245.1%
Leasing transactions	244,627	1,043,046	798,419	326.4%
Other loans and receivables	10,234	28,243	18,009	176.0%
Subtotals	4,504,471	14,215,543	9,711,072	215.6%

Mortgage loans
Letters of credit loans	16,482	57,589	41,107	249.4%
Endorsable mutual mortgage loans	8,720	151,167	142,447	1,633.6%
Other mutual mortgage loans	1,502,395	3,344,285	1,841,890	122.6%
Leasing transactions	—	283,084	283,084	—
Other loans and receivables	—	28,920	28,920	—
Subtotal	1,527,597	3,865,045	2,337,448	153.0%

Consumer loans
Consumer loans	370,612	1,703,973	1,333,361	359.8%
Current account debtors	109,913	172,938	63,025	57.3%
Credit card debtors	192,591	396,514	203,923	105.9%
Consumer leasing transactions	308	16,519	16,211	5,263.3%
Other loans and receivables	—	74,116	74,116	—
Subtotal	673,424	2,364,060	1,690,636	251.1%
Total	6,705,492	20,444,648	13,739,156	204.9%

The following table provides information on the composition of our loan portfolio net of allowances as of December 31, 2016 and 2017

	As of December 31,
	2016	2017	Variation	Variation
	(in millions of constant Ch$)			(%)
Commercial loans
Commercial loans	11,625,087	10,734,858	(890,229)	(7.7)%
Foreign trade loans	720,792	671,478	(49,314)	(6.8)%
Current account debtors	125,996	134,597	8,601	6.8%
Factoring operations	74,433	140,375	65,942	88.6%
Student loans	597,946	640,209	42,263	7.1%
Leasing transactions	1,043,046	923,507	(119,539)	(11.5)%
Other loans and receivables	28,243	24,608	(3,635)	(12.9)%
Subtotals	14,215,543	13,269,632	(945,911)	(6.7)%

Mortgage loans
Letters of credit loans	57,589	47,260	(10,329)	(17.9)%
Endorsable mutual mortgage loans	151,167	134,103	(17,064)	(11.3)%
Other mutual mortgage loans	3,344,285	3,637,164	292,879	8.8%
Leasing transactions	283,084	273,175	(9,909)	(3.5)%
Other loans and receivables	28,920	26,032	(2,888)	(10.0)%
Subtotal	3,865,045	4,117,734	252,689	6.5%

Consumer loans
Consumer loans	1,703,973	1,709,981	6,008	0.4%
Current account debtors	172,938	195,661	22,723	13.1%
Credit card debtors	396,514	401,505	4,991	1.3%
Consumer leasing transactions	16,519	10,778	(5,741)	(34.8)%
Other loans and receivables	74,116	58,787	(15,329)	(20.7)%
Subtotal	2,364,060	2,376,712	12,652	0.5%
Total	20,444,648	19,764,078	(680,570)	(3.3)%

Business activities in Chile have been strategically aligned onto three commercial business units directly related not only to our medium term strategy but to our customers’ needs: 1) Wholesale Banking (a. Corporate, b. Large Companies and c. Real Estate); 2) Retail Banking (a. Itaú Personal Bank, b. Itaú, c. Itaú Private Bank, d. Midsize Companies, e. SMEs and f. Banco Condell, our Consumer Finance Division); and 3) Treasury.

A description of each of the business units in Chile and of our Colombian banking subsidiary as well as of our New York branch is presented below:

Wholesale Banking

Wholesale Banking serves large economic groups, state-owned and private companies, mining companies, utilities, energy, seaports, airports, public hospitals or any business. Wholesale Banking also serves our real estate and project finance customers. It focuses on offering clients a broad range of services tailored to fit their specific needs. These services include deposit-taking and lending in both Chilean pesos and foreign currencies, trade financing, general commercial loans, working capital loans, letters of credit, interest rate, foreign exchange derivatives (including foreign exchange options) and cash flow management.

Corporate Banking. This business unit specializes in institutional customers and customers with annual sales in excess of US$100 million.

Large Companies. This business unit includes a wide range of products and financial services to companies with annual sales between US$8 million to US$100 million.

Real Estate Companies. This business unit is focused on companies or economic groups in the real estate or construction industry with annual sales in excess of US$100,000.

Retail Banking

Retail Banking serves retail individuals customers in Chile across all income levels, from low-income to high-income individuals, and also targets midsize companies and SMEs, the latter two grouped under “Itaú Companies.” Retail Banking is organized into the following four business units:

Itaú Personal Bank. In 2017 we launched a new business unit for high-income individuals, with a monthly income in excess of Ch$2.5 million. The business model for Itaú Personal Bank is based in our relationship with the customers. This is the first high-income individuals segment in Chile with differentiated branches at ground floor to be access directly from the street, and additionally with differentiated mobile and web channels. Currently, we have 20 premium branches and 37 traditional branches with a space for Personal Bank.

Private Banking. Within our Private Banking Division, we provide private banking services to our high-income and high net worth customers in Chile. We consider high-income individuals to be customers with a monthly income in excess of US$1 million. Each client under our private banking or “Private Banking” program is provided with a liaison officer who oversees the client’s entire relationship with us across all product lines. In addition to the products and services we provide to private banking customers, we offer tailored lending products designed to help keep their businesses growing.

Itaú (Traditional Banking). Our Traditional Banking Division is mainly oriented toward individuals in Chile with medium-high income levels (focused on clients between Ch$600,000 and Ch$2.5 million monthly income). Our traditional banking services are marketed and operated under the Itaú and Corpbanca brand names. We offer our traditional and private banking clients products in Chile such as checking accounts, credit lines, credit and debit cards, personal installment loans, mortgage loans, insurance banking, time deposits and savings accounts in Chilean pesos, Euros, UF and U.S. dollars, among others. In addition, we provide mutual fund and securities brokerage services. This segment is served under 120 branches.

Banco Condell (Consumer Finance). Our Consumer Finance Division operates under the trade name Banco Condell and is focused on clients in Chile with an annual income between Ch$2.4 million and Ch$7.2 million. Products and services we offer focus on the traditionally underserved low-to-middle income segments of the Chilean population, where the consumer loans represent the core of the business. Banco Condell has 56 standalone branches and its own brand identity.

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

As of December 31, 2017, the outstanding loans from foreign banks to Itaú Corpbanca were US$1,872 million with approximately 26 financial institutions from the U.S., Canada, Germany, France, England, Japan, Switzerland and other countries, including Latin America. The international global risk assets outstanding as of December 31, 2017 were US$2,734 million.

Itaú Corpbanca Colombia

Itaú Corpbanca Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla. As of December 31, 2017, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the sixth largest bank in Colombia in terms of total assets, the seventh largest bank in Colombia in terms of total loans and the seventh largest bank in Colombia, in terms of total deposits as reported under local regulatory and accounting principles.

As of December 31, 2017, Itaú Corpbanca Colombia had total assets of Ch$6,253,642 million (US$10,177 million), including total loans of Ch$4,479,791 million (US$7,290 million), total deposits of Ch$3,939,179 million (US$6,411 million) and total shareholders’ equity of Ch$621,428 million (US$1,011 million). As of December 31, 2017, Itaú Corpbanca Colombia had total net interest income of Ch$228,877 million (US$372.5 million) and a loss before tax of Ch$32,653 million (US$53.1 million). As of December 31, 2017, Itaú Corpbanca Colombia had 174 branches, 176 ATMs and 3,644 employees in Colombia and Panama.

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

Our New York Branch supports the commercial needs of Chilean and Latin American companies doing business overseas. Another important service is the participation in syndicated loans, together with other international institutions, to finance a variety of investment projects. Our New York Branch also has a private banking unit to provide checking accounts and other associated services. As of December 31, 2017, the branch had US$1,703 million in assets.

Financial Services Offered Through Subsidiaries

We have made several strategic long-term investments in financial services companies in Chile (each of which are regulated and supervised by either the SBIF or the CMF), which are engaged in activities complementary to our core banking activities. Through wholly-owned subsidiaries, we intend to continue to develop a comprehensive financial services group able to meet the diverse financial needs of our current and potential clients. As of December 31, 2017, assets of our subsidiaries represented 0.8% of total consolidated. For the year ended December 31, 2017, net income of our subsidiaries totaled Ch$27,019 million (US$44.0 million).

The following table sets forth certain financial information with respect to our financial services subsidiaries as of December 31, 2015, 2016 and 2017, in millions of Chilean pesos. Amounts relating to inter-company transactions have not been removed for purposes of this table.

Financial Services Offered Through Subsidiaries

	As of and for the Year Ended December 31,
	2015			2016			2017
	Assets	Equity	Net Income	Assets	Equity	Net Income	Assets	Equity	Net Income
	(in millions of Ch$)
Itaú Corpbanca Corredores de Bolsa S.A. (1)	—	—	—	56,121	39,482	365	118,651	42,567	(515)
Itaú Adm. General de Fondos S.A. (2)	37,302	35,374	6,532	14,823	11,628	5,263	15,870	11,084	4,951
Itaú Asesorías Financieras S.A. (3)	—	—	—	4,473	3,207	3,031	2,865	1,773	1,590
Itaú Corredores de Seguros S.A.(4)	—	—	—	19,792	14,681	8,056	20,589	13,666	7,421
Itaú Chile Corredora de Seguros Limitada(4)	51,998	50,945	8,049	18,168	13,093	10,499	18,965	12,389	9,796
Corp Legal S.A.	—	—	—	2,654	2,306	(277)	1,819	1,815	(491)
Itaú Corpbanca Recaudaciones y Cobranzas S.A. (5)	—	—	—	2,473	1,098	447	3,833	1,211	91
Itaú Corredor de Seguros Colombia S.A.	—	—	—	3,534	1,692	388	3,826	1,898	(25)
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria	—	—	—	13,888	13,484	600	12,652	12,268	945
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria	—	—	—	18,771	15,530	2,392	19,188	15,807	2,916
Itaú Comisionista de Bolsa S.A.	—	—	—	11,267	10,012	890	12,303	7,214	352
Itaú (Panamá) S.A.	—	—	—
Itaú Casa de Valores S.A.	—	—	—	616	501	43	570	450	(12)
Corpbanca Securities Inc.(6)	—	—	—	481	467	(259)	—	—	—

(1)                     On January 1, 2017, Itaú BBA Corredor de Bolsa Limitada merged into Itaú Corpbanca Corredores de Bolsa S.A. The legal name of the merged entity was changed to “Itaú Corpbanca Corredores de Bolsa S.A.” and the commercial name was changed to “Itaú Corredores de Bolsa.”

(2)                     On December 29, 2017, Itaú Chile Administradora General de Fondos S.A. merged into Corpbanca Administradora General de Fondos S.A. The legal name of the merged entity was changed to “Itaú Administradora General de Fondos S.A.” and the commercial name was changed to “Itaú Asset Management.”

(3)                     On April 21, 2016, the legal name of Corpbanca Asesorías Financieras S.A. was changed to Itaú Asesorías Financieras S.A.

(4)                     On April 1, 2018, Itaú Chile Corredora de Seguros Limitada merged into Corpbanca Corredores de Seguros S.A. The legal name of the merged entity was changed to “Itaú Corredores de Seguros S.A.” and the commercial name was changed to “Itaú Corredores de Seguros.”

(5)                     On October 25, 2017, the legal name of Recaudaciones y Cobranzas S.A. was changed to Itaú Corpbanca Recaudaciones y Cobranzas S.A.

(6)                     Corpbanca Securities Inc., the broker-dealer in the United States, was dissolved on December 18, 2017.

Itaú Corpbanca Corredores de Bolsa S.A. (formerly Corpbanca Corredores de Bolsa S.A.)

Our subsidiary Itaú Corpbanca Corredores de Bolsa S.A., or ICCB, is a member of the Santiago Stock Exchange and is registered with the CMF as a security broker. ICCB’s primary activities are providing brokerage services in equities, fixed income, and foreign currency exchange. ICCB’s net income was Ch$515 million for the year ended December 31, 2017. ICCB had assets under custody of Ch$640,087 million as of December 31, 2017. For the year ended December 31, 2017, ICCB’s net income was driven by a decrease in our customers’ investments in local equity adversely affecting operating revenue. Our customer base is mainly comprised of the retail customer unit, which has historically shown a higher risk aversion than other customer business units.

On January 1, 2017, Itaú BBA Corredor de Bolsa Limitada merged into Corpbanca Corredores de Bolsa S.A. Itaú BBA Corredor de Bolsa Limitada, or ICB, was a member of the Santiago Stock Exchange and was registered with the CMF as a security broker. ICB’s primary activities were providing brokerage services in equities, fixed income, and foreign currency exchange.

Itaú Administradora General de Fondos S.A. (formerly Itaú Chile Administradora General de Fondos S.A.).

We incorporated Itaú Administradora General de Fondos S.A., or IAGF, to complement banking services offered to our individual and corporate clients. IAGF’s current function is to provide asset management services to individual, corporate and institutional clients. For the years ended December 31, 2015, 2016 and 2017, IAGF had net income of Ch$6,532 million, Ch$5,263 million and Ch$4,951 million, respectively. IAGF had total assets of Ch$37,302 million. Ch$14,823 million and Ch$15,870 million as of December 31, 2015, 2016 and 2017, respectively. As of December 31, 2017, IAGF managed 49 mutual funds, including fixed income funds and had total assets under management amounting to Ch$1,681,483 million, an increase of Ch$588,187 million as compared to December 31, 2016. During 2017, IAGF experienced an increase of 65% of its assets under management, explained mostly by the withdrawals observed in the last quarter of 2017, due to a higher volatility environment observed in local and international markets.

On December 29, 2017, Corpbanca Administradora General de Fondos S.A., or CAGF, merged into Itaú Chile Administradora General de Fondos S.A. CAGF’s, primary activities were providing asset management services to individual, corporate and institutional clients. For the year ended December 31, 2016, CAGF had net income of Ch$3,067 million. CAGF had total assets of Ch$6,363 million as of December 31, 2016. As of December 31, 2016, CAGF managed 24 mutual funds, including fixed income funds and six private investment funds, and had total assets under management amounting to Ch$1,013,732 million. In 2016, CAGF’s assets under management were impacted mostly by the withdrawals observed in the last quarter of 2016, due to a higher volatility environment observed in local and international markets.

The legal name of the merged entity was changed to “Itaú Administradora General de Fondos S.A.” and the commercial name was changed to “Itaú Asset Management.”

Itaú Asesorías Financieras S.A.

Itaú Asesorías Financieras S.A., or ICAF, provides a broad range of financial advisory services to a variety of corporations and government agencies, including those services related to debt restructurings, syndicated loans, structured loans, structured investment funds, bilateral grants, mergers and acquisitions, privatizations and company valuations. For the year ended December 31, 2017, ICAF had net income of Ch$1,590 million. ICAF had total assets of Ch$2,865 million as of December 31, 2017.

Itaú Corredores de Seguros S.A. (formerly Corpbanca Corredores de Seguros S.A.)

In accordance with our strategy of expanding the breadth of financial services that we offer, our subsidiary Itaú Corredores de Seguros S.A., or ICS, offers a full line of insurance products. Many of these products complement our banking services by offering clients unemployment and life insurance related to personal loans, as well as insurances in connection with mortgage loans. Through ICS, we also provide non-credit-related insurance to existing clients and the general public. For the year ended December 31, 2017, ICS had net income of Ch$7,421 million. ICS had total assets of Ch$20,589 million as of December 31, 2017.

On April 1, 2018, Itaú Chile Corredora de Seguros Limitada, or ICCS, merged into Corpbanca Corredores de Seguros S.A. ICCS’s primary activities were providing a full line of insurance products to our clients. For the years ended December 31, 2015, 2016 and 2017, ICCS had net income of Ch$8,049 million, Ch$10,499 million and Ch$9,796 million, respectively. ICCS had total assets of Ch$51,998 million, Ch$18,168 million and Ch$18,695 million as of December 31, 2015, 2016 and 2017, respectively.

The legal name of the merged entity was changed to “Itaú Corredores de Seguros S.A.” and the commercial name was changed to “Itaú Corredores de Seguros.”

Corp Legal S.A.

Corp Legal S.A. was created in 2007 and is regulated by the SBIF. It provides standard legal services to Itaú Corpbanca, its subsidiaries and its clients.

Itaú Corpbanca Recaudaciones y Cobranzas S.A. (formerly Recaudaciones y Cobranzas S.A.)

On February 25, 2015, former Corpbanca, directly and indirectly, acquired all of the issued and outstanding shares of Recaudaciones y Cobranzas S.A, or Instacob, a debt collection company providing court and out-of-court collections services for loans. As a result of this transaction, Instacob became a wholly owned subsidiary of ours.

Itaú Corredor de Seguros Colombia S.A. (formerly Helm Corredor de Seguros S.A.)

Itaú Corredor de Seguros Colombia S.A. is a Colombian corporation (sociedad anónima), which acts as an insurance broker. It has its main domicile in the city of Bogota, D.C., Colombia, and is regulated by the Colombian Superintendency of Finance.

Itaú Securities Services Colombia S.A. Sociedad Fiduciaria (formerly Corpbanca Investment Trust Colombia S.A. Sociedad Fiduciaria)

We acquired a 91.9% equity interest in Corpbanca Investment Trust Colombia S.A. Sociedad Fiduciaria, now Itaú Securities Services Colombia S.A. Sociedad Fiduciaria, or ISS Colombia, in 2012 as part of the acquisition of Banco Santander Colombia. ISS Colombia is a financial services company operating in Colombia that specializes in trust and custodial services.

During 2015, ISS Colombia completed the implementation of a new custody software and became the first custodian to be certified with the Colombia Stock Exchange for the automation of processes for the development of the custodian activities. Its operations have grown starting with a value of assets under custody of COP$1.6 billion (Ch$363 million) in July 2015, to COP$5.2 billion (Ch$1,155 million) as of December 31, 2016 and to COP$6.8 billion (Ch$1,399 million) as of December 31, 2017. The value of assets under local and global custody were COP$3.1 billion (Ch$638 million) and COP$3.7 billion (Ch$761 million), respectively, as of December 31, 2017. ISS has contracts with entities in Panama, Mexico, Brazil and Luxembourg for global custody arrangements.

Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (formerly Helm Fiduciaria S.A.)

Itaú Asset Management Colombia S.A. Sociedad Fiduciaria, is a Colombian corporation (sociedad anónima), which is engaged in trust portfolio management, including investment trust management, administration, security, real estate trusts and fund administration. It has its main domicile in the city of Bogota, D.C., Colombia and is regulated by the Colombian Superintendency of Finance.

Itaú Comisionista de Bolsa S.A. (formerly Helm Comisionista de Bolsa S.A.)

Itaú Comisionista de Bolsa S.A. is a licensed securities broker dealer operating in Colombia that is the result of the consolidation of two previously separate subsidiaries of Itaú Corpbanca Colombia, Corpbanca Investment Valores Colombia S.A. and Helm Comisionista de Bolsa S.A.

Itaú Comisionista de Bolsa S.A. offers and maintains a complete portfolio of products and services dedicated especially to the distribution of investments, and it complements its value proposition with financial advisory services.

Itaú Casa de Valores S.A. (formerly Helm Casa de Valores (Panamá) S.A.)

Itaú Casa de Valores S.A. is a Panamanian corporation (sociedad anónima) that acts as a brokerage firm. It has its main domicile in Panama City and is regulated by the Panamanian Superintendency of Securities Market.

SEASONALITY

Our business is not materially affected by seasonality.

RAW MATERIALS

On a consolidated basis, Itaú Corpbanca is not dependent on sources or availability of raw materials.

DISTRIBUTION CHANNELS, ELECTRONIC BANKING AND TECHNOLOGY

Itaú Corpbanca

Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, traditional branches, mobile banking, internet banking and telephone banking. As of December 31, 2017, we operated 201 branch offices in Chile and New York, which includes145 branches operating as Itaú, 56 branches operating as Banco Condell, our consumer finance division and our New York Branch. In addition, as of December 31, 2017, we owned and operated 469 ATMs in Chile, and our customers have access to over 7,620 ATMs (including Banco del Estado de Chile’s ATMs) in Chile through our agreement with Redbanc. We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients. Our branch system serves as the main distribution network for our full range of products and services.

We offer internet and mobile banking to our customers 24 hours a day through our password-protected internet site, www.itau.cl. Our internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2017, we had 219,721 customers with activated internet passwords in Chile, allowing them to access our internet banking services. We are a member of the Sociedad Interbancaria de Transferencias Electrónicas S.A., an organization that facilitates electronic banking transactions on behalf of our customers as well as other Chilean banks. We also provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

As part of the Merger process, during 2017 we conducted an operational and brand integration in Chile. As of December 31, 2017, we migrated our retail customers form the legacy IT systems to the platform used by former Banco Itaú Chile. For the activities of former Corpbanca, we maintain several service and lease agreements with IBM de Chile S.A.C., which provides us with the computer hardware and network build-out that we use in our headquarters and branch offices, the recovery data center is in NetGlobalis. Our main platform is Altamira. For the activities of former Corpbanca, our platform uses IBS (Integrated Banking System) with additional internal developments . We also have our own main data centers as well as a recovery data centers.

Itaú Corpbanca Colombia

Itaú Corpbanca Colombia’s distribution channel provides integrated financial services and products to its customers in Colombia through several diverse channels, including ATMs, branches, internet banking and telephone banking.

As of December 31, 2017, Itaú Corpbanca Colombia operated 174 branch offices in Colombia and Panama and owned and operated 176 ATMs in Colombia, and also provided its customers with access to over 15,290 additional ATMs through Colombia’s other financial institutions. Itaú Corpbanca Colombia utilizes a number of different sales channels including account executives, telemarketing and the internet to attract new clients. Itaú Corpbanca Colombia’s branch system serves as the main distribution network for its full range of products and services.

Itaú Corpbanca Colombia offers internet banking to its customers 24 hours a day through its password-protected internet site, www.bancoCorpbanca.com.co. Itaú Corpbanca Colombia’s internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2017, Itaú Corpbanca Colombia had 94,436 customers with activated internet passwords who used the electronic banking service at least once during the month, allowing them to access Itaú Corpbanca Colombia’s internet banking services. Itaú Corpbanca Colombia is a member of ACH Colombia S.A. and Cenit S.A., organizations that facilitate electronic banking transactions on behalf of its customers as well as other Colombian banks. Itaú Corpbanca Colombia also provides its customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

Itaú Corpbanca Colombia is currently in the implementation phase of the migration of Corpbanca Colombia’s brand platform to the proprietary platform. Itaú Corpbanca has on-line banking for individuals and commercial customers, and an app targeted for the consumer banking clients.

PATENTS, LICENSES AND CONTRACTS

Itaú Corpbanca is not dependent on patents or licenses, nor is it substantially dependent on any industrial, commercial or financial contracts (including contracts with customers or suppliers).

COMPETITION

Competition in Chile

Description of the Chilean Financial System. The Chilean financial services market consists of a variety of largely distinct sectors. The most significant sector, commercial banking, includes 19 privately-owned banks and one state-owned bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks). The private sector banks include those that are Chilean-owned, i.e., controlled by a Chilean entity, as well as a number of foreign-owned banks which are operated in Chile but controlled by a foreign entity. In 2017, four private sector banks along with the state-owned bank together accounted for 75.6% of all outstanding loans by Chilean financial institutions as of December 31, 2017: Banco Santander-Chile (18.7%), Banco de Chile (17.2%), Banco de Crédito e Inversiones, or Bci (13.6%), Itaú Corpbanca (10.8%), and Banco del Estado de Chile (15.3%). All market share statistics in this paragraph are presented as reported to the SBIF calculated under local regulatory and accounting principles on an unconsolidated basis.

Financial System Evolution in Chile. The Chilean banking system has experienced a consolidation process in the past decades with mergers and acquisitions of banking entities in line with global trends.

Following rapid consolidation among Chilean banks commencing in the late 1990s through today, the market has become characterized by fewer larger players. Our principal competitors in Chile are Banco de Chile, Banco Santander-Chile, Bci and a new bank expected to result from the merger of Scotiabank Chile with Banco Bilbao Vizcaya Argentaria Chile, announced on December 6th, 2017. As compared to other Chilean banks, we believe our position in the Chilean banking industry after the Merger enables us to compete with international banks seeking to provide loans to companies operating in Chile, especially since we have a greater scale and resources to grow and compete more effectively. Additionally, we have a unique control and support from a leading institution such as Itaú Unibanco. Itaú Corpbanca will be able to expand its banking products’ offering through proven segmentation and digitalization models.

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

Competition in Colombia

Description of the Colombian Financial System. In recent years, the Colombian banking system has been undergoing a period of consolidation given the series of mergers and acquisitions that have taken place within the sector, including the Santander Colombia Acquisition and the Helm Bank Acquisition. Several mergers and acquisitions have taken place since 2008, including: (a) the acquisition of the Colombian arm of ABN Amro Bank by the Royal Bank of Scotland; (b) the acquisition of a majority stake in Banco Colpatria by Scotiabank; (c) the acquisition of BAC-Credomatic, which has operations in several countries in Central America, by Banco de Bogotá; (d) the merger of Helm Bank S.A. with and into Banco Corpbanca Colombia S.A.; and (e) the merger of Banco GNB Colombia S.A. (previously known as Banco HSBC Colombia S.A.) with and into Banco GNB Sudameris S.A. During 2015, three new banks commenced operations in Colombia: Banco Mundo Mujer S.A. (previously operating as a microloan originator); Banco Multibank and Banco Compartir S.A., which converted its licenses from financing companies to banks.

Additionally, pursuant to the Transaction Agreement with Itaú Unibanco, and its amendment dated January 20, 2017, Itaú Corpbanca Colombia acquired the assets and liabilities of Itaú BBA Colombia S.A. Corporación Financiera on June 16, 2017. The

transaction was approved by the shareholders of Itaú Corpbanca Colombia on December 21, 2016, by the shareholders of Itaú BBA Colombia on November 15, 2016, by Helm LLC (in its capacity of minority shareholder of Itaú Corpbanca Colombia), and by the CFS on April 7, 2017.

As of December 31, 2017, and according to the Colombian Superintendency of Finance, the principal participants in the Colombian financial system were the Central Bank of Colombia, 25 commercial banks (14 domestic private banks, 10 foreign banks, and one domestic state-owned bank), five finance corporations and 15 financing companies (three leasing companies and 12 traditional financing companies). In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouse, special state-owned institutions, pension and severance pay funds also participate in the Colombian financial system.

The Financial Reform Act of 2009 (Law 1328 passed July 15, 2009) authorized banks to provide merger and acquisition loans and allowed them to conduct financial leasing operations. As a result, some competitors have absorbed their financial leasing subsidiaries into their banking franchises and some leasing companies are in the process of becoming banks.

Financial System Evolution in Colombia during 2016 and 2017. 2017 was a challenging year for the Colombian financial services sector. The inflation rate decreased throughout the year and ended on 4.09% as of December 31, 2017, close to but still above the Central Bank’s target rate of 2%-4%. The reference interest rate decreased by 225 basis points on 2017. The Central Bank’s rate was 7.50% as of January 1, 2017 and 4.75% as of December 31, 2017. Bank lending increased 6.1% on 2017 compared to 12.2% on 2016, similarly deposits grew 6.7% as of December 31, 2017, compared to December 31, 2016.

The Colombian banking system’s level of past-due loans as a percentage of the system’s total loan portfolio increased to 4.3% for December 2017, after the 3.1% registered for December 2016. The rate of growth of past due loans above 30 days was 45.5% for the year 2017 until December. As a consequence, coverage, measured as the ratio of allowances to past-due loans, ended December 2017 at 134.0%, compared to 155.5% at the end of 2016.

The demand for business loans granted by banks increased by 3.6% for 2017, a moderation on the dynamics compared to an 11.4% increase in 2016. Consumer loans granted by banks also decreased its rate of growth with 9.1% increase in 2017 , compared to a 13.2% increase observed in 2016. A similar behavior was presented on mortgages were the gross amount of loans increased of 11.2% compared to 15.1% on 2016. On the other hand, small business loans increased 7.6% in 2017 while on 2016 that category increased 6.1%.

During 2017, lending lost some weight in the Colombian banks system’s structure. Net loans decreased from 68.5% of total assets at the end of 2016 to 67.9% at the end of December 2017, and investment portfolio and derivatives, as a percentage of total assets, increased from 17.2% at the end of 2016 to 17.8% at the end of 2017.

As of December 31, 2017, the Colombian financial sector recorded COP$608,551,285 million in total assets, representing a 5.9% increase as of December 31, 2016. The Colombian financial system’s total composition of assets shows banks with a market share of 95.5%, followed by financial corporations with 2.0%, financing companies with 2.0% and financial cooperatives with 0.5%.

As of December 31, 2017, the capital adequacy ratio (Tier 1 + Tier 2) for credit institutions was 16.6% (including banks, finance corporations, financing companies and cooperative entities), increasing by 73 basis points when compared to December 31, 2016, and which is well above the minimum legal requirement of 9%.

Loans

As of December 31, 2016 and 2017, our gross consolidated loan portfolio was Ch$21,048,484 million and Ch$20,439,448 million, respectively, as reported to the SBIF calculated under local regulatory and accounting principles. This placed us as the fourth largest financial institution among private Chilean banks and fifth place among all banks operating in Chile. Our gross consolidated loan portfolio represented 10.8% of the market for loans in the Chilean financial system (comprising all commercial banks) as of December 31, 2017. In 2016, due to the Merger and the consolidation of the loan portfolios of former Corpbanca and former Banco Itaú Chile, our aggregate gross loan portfolio grew by 42.1%. However, due to the decline investment activity in Chile and a more challenging economic scenario in 2017, when compared to the combined loan portfolios in 2016, our consolidated loan portfolio decreased in 2017 by 2.9%.

The following table sets forth the aggregate outstanding loans for us and the five other private sector banks with the largest market shares in Chile as of December 31, 2015, 2016 and 2017, based on information as reported to the SBIF calculated under local regulatory and accounting principles:

	Bank Loans (1)
	As of December 31,
	2015	2016	2017
	(in millions of Ch$)
Banco Santander-Chile	25,289,880	26,933,624	27,563,229
Banco de Chile	24,558,041	25,385,534	25,439,535
Banco de Crédito e Inversiones (Bci)	20,134,981	22,324,012	24,531,460
Itaú Corpbanca (2)	6,823,977	21,048,484	20,439,448
Banco Bilbao Vizcaya Argentaria, BBVA	9,002,343	9,252,921	9,702,467
Scotiabank Chile	8,227,571	8,840,341	10,448,203
Others	47,933,251	35,771,491	38,352,083
Total	141,970,044	149,556,407	156,476,425

Source: SBIF monthly consolidated financial information

(1)                     Excludes interbank loans.

(2)                     The amounts under IFRS for 2015, 2016 and 2017 are Ch$6,801,071 million, Ch$21,003,952 million and Ch$20,382,605 million, respectively.

Deposits

We had consolidated deposits of Ch$14,206,910 million as of December 31, 2017, as reported under local regulatory and accounting principles, which consisted of our checking accounts, bankers’ drafts, savings accounts, time deposits and other commitments. Our market share of 8.5% for deposits and other obligations as of such date ranks us in fourth place among private sector banks in Chile.

The following table sets forth the aggregate deposits for us and the five other private sector banks with the largest market share as of December 31, 2015, 2016 and 2017, based on information as reported to the SBIF calculated under local regulatory and accounting principles:

	Bank Deposits and Other Obligations (1)
	As of December 31,
	2015	2016	2017
	(in millions of Ch$)
Banco Santander-Chile	19,538,888	20,691,024	19,682,111
Banco de Chile	18,234,740	18,874,049	18,983,484
Banco de Crédito e Inversiones (BCI)	17,349,184	18,151,951	20,226,470
Itaú Corpbanca	4,933,922	16,034,901	14,206,910
Banco Bilbao Vizcaya Argentaria Chile (BBVA)	6,689,730	6,876,369	6,810,027
Scotiabank Chile	5,204,251	6,144,361	7,024,759
Others	47,616,730	36,739,147	40,206,196
Total	119,567,445	123,511,802	127,139,957

Source: SBIF monthly consolidated financial information

(1)                     Our aggregate deposits as calculated under IFRS for the years ended December 31, 2015, 2016 and 2017 were Ch$4,933,922 million, Ch$16,034,901 million and Ch$14,206,910 million, respectively.

Shareholders’ Equity

We were the first largest among private sector banks in Chile with Ch$3,149,663 million in shareholders’ equity (excluding net income and accrual for mandatory dividends) as of December 31, 2017, as reported to the SBIF calculated under local regulatory and accounting principles.

The following table sets forth the level of shareholders’ equity for us and the five largest private sector banks in Chile (measured by shareholders’ equity) as of December 31, 2015, 2016 and 2017, based on information as reported to the SBIF calculated under local regulatory and accounting principles:

	Shareholders’ Equity (1)(2)
	As of December 31,
	2015	2016	2017
	(in millions of Ch$)
Banco Santander-Chile	2,420,484	2,538,055	2,670,809
Banco de Chile	2,505,558	2,620,394	2,842,609
Banco de Crédito e Inversiones (BCI)	1,771,113	2,280,185	2,467,862
Itaú Corpbanca (3)	740,335	3,172,486	3,149,663
Banco Bilbao Vizcaya Argentaria Chile (BBVA)	722,896	768,215	844,129
Scotiabank Chile	703,600	772,684	827,611
Others	4,933,087	4,129,791	4,083,895
Total	13,797,073	16,281,810	16,886,578

Source: SBIF monthly consolidated financial information

(1)                     Shareholders equity = Equity attributable to shareholders excluding net income and accrual for mandatory dividend.

(2)                     For comparison purposes with other banks, the information is presented under standards issued by the SBIF.

(3)                     The amounts under IFRS, excluding net income and accrual for mandatory dividends, for the years ended December 31, 2015, 2016 and 2017 were Ch$737,793 million, Ch$3,171,365 million and Ch$3,160,890 million, respectively.

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

Deposit Insurance

In Chile, the government guarantees up to 90% of the aggregate amount of certain time deposits held by individuals in the Chilean banking system. The government guarantee covers those obligations with a maximum value of UF120 per person (Ch$3.2 million or US$5,233 as of December 31, 2017) in each calendar year.

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

During 2015, the Chilean Central Bank published a final version of new liquidity standards for local banks, based on Basel III guidelines. The SBIF is the institution empowered to put these guidelines into practice and monitor them on an ongoing basis.  Accordingly, the SBIF released a set of new liquidity requirements for banks (Circular No. 3,585) on July 31, 2015. These guidelines established reporting requirements for local banks with respect to management and measurement of banks’ liquidity positions, compelling banks to share financial information with the regulator and the general public regarding liquid assets, liabilities, concentration of financial instruments by type of liability and counterparty and weighted maturity by type of liability, among other metrics. The most significant liquidity ratios that will eventually be adopted by Chilean banks are:

•      Liability concentration per institutional and wholesale counterparty. Banks will have to calculate the percentage of their liabilities coming from institutional and wholesale counterparties, including ratios regarding renovation, renewals, restructurings, maturity and product concentration of these counterparties.

•      Liquidity coverage ratio (LCR), which measures the percentage of liquid assets over net cash outflows. The new guidelines also define liquid assets and the formulas for calculating net cash outflows.

•      Net Stable Funding Ratio (NSFR) which will measure a bank’s available stable funding relative to its required stable funding. Both concepts are also defined in the new regulations.

The first stage of these new liquidity requirements, which is currently being implemented, is intended to improve the information—in quantity and quality—about the actual situation of banks without imposing specific limits, except liquidity mismatches for 30-and 90-day periods, for which thresholds with respect to banks’ capital, are already in place. The final limits and results should begin to be published by the end of 2018 or 2019.

Minimum Capital

Under the Chilean General Banking Act, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$21,438.5 million or US$34.9 million as of December 31, 2017).

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

As provided in article 68 of the Chilean General Banking Act, if a bank fails at any time to meet the legal requirements relating to the maintenance of regulatory capital (which is comprised of effective net worth and basic capital, as both concepts are defined in article 66 of the Chilean General Banking Act and Chapter 12-1 of the Regulations of the SBIF), the bank would have to comply with such legal requirements within a period of 60 days. For each day it fails to comply with such legal requirements, it would be subject to a daily penalty equal to one thousandth of the deficit of the effective net worth or basic capital, as the case may be.

In line with the future adoption of Basel III regulations in Chile, the SBIF has maintained a proposal to increase the minimum effective BIS capital adequacy ratio from the current 8% to 10.5%. This change requires an amendment to the Chilean General

Banking Act by the Chilean Congress. The changes to the Chilean General Banking Ac that were proposed to the Chilean Congress, establish the main guidelines for the application of Basel III in Chile, which includes a full implementation as of December 2024, with a minimum total capital of 10.5%, without considering the cyclical buffer requirements and SIFI that must be defined by the regulator. It should be noted that there are still several key definitions pending so that all the impacts of the application are not known, as well as the exact capital deductions from the regulatory capital, specific buffer sizes, possible changes in the weight of the Risk-Weighted Assets (“RWA”), as well as the definitive models of market and operational risk, and the general roll-in phase. Given that the final regulation is not yet available, it is difficult to establish with certainty assumptions that make possible to have a precise new capital position. In this way, the bank contemplates periodic reviews of the premises in such a way as to reduce the volatility in the projections. Although we have not failed in the past to comply with our capital maintenance obligations, there can be no assurance that we will not do so in the future.

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

Main Differences Between the Accounting Policies under IFRS and Chilean Banking GAAP

As stated above, Chilean Banking GAAP, as prescribed by the Compendium of Accounting Standards, differs in certain respects from IFRS. The main differences that should be considered by an investor are the following:

Effective interest rate. Under Chilean Banking GAAP, the Bank recognizes interest of some loans on a contractual basis. Under IFRS, this situation it is not permitted and interest must be recognized based on the effective interest rate.

Loan loss allowances. The main difference between Chilean Banking GAAP and IFRS regarding loan loss allowances is that under Chilean Banking GAAP, these are calculated based on specific guidelines set by the SBIF, which are in turn based on an expected losses approach, and under IFRS, we use an incurred loss approach. The Bank has adjusted the consolidated financial statements accordingly. The SBIF has announced that it will not be adopting IFRS 9 in 2018. The most significant impact of IFRS 9 on the Bank’s financial statements arises from the new impairment requirements. Impairment losses will increase and become more volatile for financial instruments within the scope of the IFRS 9 impairment model. Based on the assessment undertaken to date, during the second half of 2017, Itaú Corpbanca conducted simulations to obtain a better understanding of the potential effect of the new accounting standard. The transition to IFRS 9 will cause, in accordance with management’s best estimate, a reduction in stockholder’s equity of not higher than 3.8%.

Suspension of recognition of income on an accrual basis. Under Chilean Banking GAAP, the Bank does not recognize income on an accrual basis in the Statement of Income for certain loans included in the impaired portfolio. Under IFRS, this situation it is not permitted and interest must be recognized based on the effective interest rate.

Loan write-offs. Under Chilean Banking GAAP, write-offs of loans and accounts receivable are based on due, past due and current installments, and the term begins at the moment of default, i.e., when the default time of an installment or a portion of a loan reaches the write-off term established by the SBIF. The term corresponds to the time elapsed since the date on which payment of all or part of the obligation in default became due.

Under IFRS, it is not required to establish a charge-off date.

Investments in other companies. Investments in other companies in which the Bank does not exercise significant influence (ownership interest less than 20%) were reclassified and presented as available-for-sale financial investment in accordance with IAS 39.

Other assets. In applying IFRS, certain deferred expenses were derecognized and written off to equity as part of the adoption of the new standards. In addition, assets in lieu of payment were reclassified and recognized in accordance with IFRS 5.

Country risk provision and contingence loans. Under Chilean Banking GAAP, the Bank recognizes provisions for country risk and allowances related to the undrawn available credit lines and contingence loans in accordance with the local regulations. IFRS only permits to recognized allowances based on the incurred loss model.

Deferred taxes. Correspond to the deferred tax effects of all difference between Chilean Banking GAAP mentioned above.

Capital Markets

Under the Chilean General Banking Act, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. In addition, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advisory services and securities brokerage, as well as in financial leasing, mutual fund and investment fund administration, investment advisory services and merger and acquisition services. These subsidiaries are regulated by the SBIF and, in some cases, by the CMF, the regulator of the Chilean securities market and of open-stock (public) corporations.

Subsidiaries and Affiliated Companies

Chilean banks are authorized to create subsidiaries to engage in (1) brokerage of securities, (2) management of mutual funds, investment funds, offshore funds, housing funds or all the foregoing, (3) insurance brokerage, (4) leasing operations, (5) factoring operations, (6) securitization, (7) financial advisory, (8) custody and transportation of funds, (9) provision of other financial services as authorized by the SBIF, (10) real estate leasing, and (11) social security advice. These subsidiaries are regulated by the SBIF except for the cases referred to in (1), (2), (3) and (6) above in which the SBIF may request information but the entities are regulated by the CMF or, with respect to social security, by the Superintendency of Pensions (Superintendencia de Pensiones) or SAFP. Currently, banks are not authorized to create or engage in the business of insurance companies (other than as insurance brokers) and pension funds or health insurance administrators.

Banks may also, with the prior authorization of the SBIF, create and participate in companies exclusively destined to the carrying out of activities in support of the main banking operations, such as payment card operators.

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

Additionally, a Chilean bank may invest in foreign securities, with ratings equal to or exceeding those set forth in the table above, in: (1) overnight and term deposits with foreign banks, subject to a limit of up to 30% of the effective net equity of the Chilean bank that makes the investment (or limit of 25% of its effective net equity regarding deposits with certain related parties); and (2) securities issued or guaranteed by sovereign states or their central banks or those securities issued or guaranteed by international institutions of which Chile is a part, subject to a limit of up to 50% of the effective net equity of the Chilean bank.

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

Changes in the Governance of Our Regulators

On February 23, 2017, Law No. 21,000, which establishes the Chilean Commission for the Financial Market (CMF), was published. This new law modifies, among other matters, the corporate governance and operation of the Chilean regulator for securities and insurance, a role that has historically been performed by the Chilean Superintendency of Securities and Insurance. This law came into effect in March 2017. The main features of this new law are the following:

•      The Chilean Superintendency of Securities and Insurance was replaced by a new body, which is the Commission for the Financial Market which became operational on December 14, 2017. The direction of the Commission for the Financial Market corresponds to the Council of the Commission for the Financial Market, which is composed of five members. This commission continues to supervise the entities that formerly were under the supervision of the Chilean Superintendency of Securities and Insurance.

•      The new law required the President of Chile to submit to the Chilean Congress, within one year of the publication of the law, a bill to amend the Chilean General Banking Law in order to subject banks and financial institutions to the supervision of the Commission for the Financial Market. This bill of law was submitted to the Chilean Congress in June 2017, and is currently under discussion thereunder.

•      The new law established the separation of responsibility for (i) the issuance of regulations, (ii) compliance enforcement, and (iii) investigation and the imposition of sanctions. All three activities are conducted by different divisions within the Commission for the Financial Market. While the issuance of regulations and the imposition of sanctions corresponds to the Council of the Commission for the Financial Market, the Investigation Unit (Unidad de Investigación) is in charge of the investigation of breaches of regulations of competence of such commission, of the initiation of sanctioning procedures and of the surveillance of the compliance of the sanctions imposed by the commission.

•      In addition to the former powers of the Chilean Superintendency of Securities and Insurance, the Commission for the Financial Market has other powers, such as the authority to seize documents, intercept communications and obtain information on banking operations (including those subject to bank secrecy).

•      The sanctioning process has two different procedures: (i) a simplified procedure for cases where no crimes are involved and for cases of less materiality; and (ii) a general procedure for cases involving potential crimes and for cases which even though do not involve potential crimes, are material. The new law also established plea bargain procedures (delación compensada) and the imposition of prohibitions to be eligible for election as director or main executive to those charged with criminal conducts.

The new law also encourages the self-regulation of entities subject to the supervision of the Commission for the Financial Market through the creation of the Financial Self-Regulation Committee.

Additionally, a bill of law proposing several amendments to the Chilean General Banking Act have been submitted to the Chilean Congress, and is currently under ongoing discussions. Among other things, it contains a proposal to adopt measures to strengthen the governance of the SBIF. These proposed amendments would serve to implement Basel III principles and to introduce changes in the processes related to banks insolvency.

Financial Stability Council

Law No. 20,789 created the Financial Stability Council, composed by the Ministry of Finance (Ministerio de Hacienda), the chairman of the CMF, the SBIF and the Superintendent of Pensions. The purpose of this council is to facilitate the technical coordination and the exchange of information by these market regulators in all matters related to the prevention and management of situations which may involve a risk for the financial system.

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

Colombia

The regulatory framework to prevent and control money laundering is contained in, among others, Decree 663 of 1993 and External Circular No. 029 of 2014 (Basic Legal Circular), Title IV, Chapter IV, “Instructions Related to Risk Management of Laundering and Terrorist Financing,” issued by the Colombian Superintendency of Finance, as well as Law 599 of 2000 (Colombian Criminal Code, as amended).

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

Regarding foreign corrupt practices regulations, the Colombian Congress enacted Law 1778 of 2016 pursuant to which rules on liability of legal entities related with the commission of acts of transnational corruption were established (the “Law 1778”). Law 1778 grants authority to the Colombian Superintendence of Companies regarding the possibility to investigate and sanction legal entities whose employees, contractors, directors or partners (of their own or any subordinate entity) give, offer or promise to give to a foreign public official sums of money, any object of monetary value or any other kind of benefit or value in exchange for the latter to perform, omit or delay acts related with their duties and in connection with a business or international transaction. Additionally, according to Law 1778, the parent companies may also be responsible, along with their subordinate entities when, with the latter’s acknowledgement or tolerance, such subordinate entities (employees, contractors, directors or partners) perform acts of transnational bribery

Finally, the Colombian Criminal Code includes rules and regulations to prevent, control, detect, eliminate and adjudicate all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, and the lack of controls.

Recent Regulatory Developments in Chile

Capital Adequacy Requirements

In June 2017, a bill of law was submitted before the Chilean Congress with the purpose to amend the General Banking Act. As of the date hereof, the bill of law has been approved by the house of representatives, and is under ongoing discussion at the senate.  Based on the current status of this bill of law, we can anticipate that the main amendments being proposed are the following: (i) the authority currently granted to the SBIF would be granted to the CMF, but with a broader scope, allowing CMF to determine technical criterion in several matters and to dictate general norms. The CMF would effectively replace the SBIF as the regulator of banks and financial institutions; (ii) the CMF would be granted with faculties to intervene banking institutions in case of mismanagement; and (iii) the CMF would be granted with of criminal faculties in case of certain norm breaches. Also, according to Basel III, the bill of law seeks for more security and guarantees in the banking sector. To accomplish the foregoing, the bill of law requires a higher basic capital. Also, the CMF would be entitled to increase the basic capital requirements if a bank or group of banks is considered to be an entity of systemic importance. The project also regulates a forced liquidation procedure, granting the CMF broader authority than the one currently granted to the SBIF. We anticipate that the impact of the new rules would be material once they become effective.

Commission for the Financial Market

On February 23, 2017, Law No. 21,000, which establishes the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero) was published. This new law modifies, among other matters, the corporate governance and operation of the Chilean regulator for securities and insurance, a role that has historically been performed by the Chilean Superintendency of Securities and Insurance. This law came into effect in March 2017. See “—Changes in the Governance of Our Regulators.”

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

Funds Law (Ley Única de Fondos)

Law No. 20,712 on funds was published in the Chilean Official Gazette on January 7, 2014, or the Funds Law. The Funds Law is a single legal set of regulations enacted to provide for general and special regimes applicable to all Chilean funds, setting basic provisions governing their structure, management, dividend distribution, redemption of quotas and taxation, among other things. This law is expected to have a positive effect on the operations of our subsidiary Itaú Administradora General de Fondos S.A., in its capacity as fund manager.

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

•      Attributed income system: Under this system, companies are subject to a corporate tax that would gradually increase to 25% over the course of four years, commencing in 2014 (increasing each year to 21%, 22.5%, 24% and 25%, respectively). At the shareholder level, a 35% withholding tax would apply on an “attributed basis” from year 2017. As a result, any non-Chilean resident shareholder would be required to pay a 35% withholding tax, while Chilean resident shareholders would be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 35%, regardless of whether the Chilean company makes a profit distribution or a dividend payment. Shareholders would be able to credit the corporate tax already paid by the company against the withholding tax or the progressive Complementary Global Tax. The actual income distribution to the shareholders would not be taxable. This system is exclusive for companies whose shareholders or owners are individuals domiciled or residing in Chile, or individuals or entities not domiciled or resident in Chile.

•      Partially integrated system: Under this system, companies are subject to a corporate tax of 25.5% on 2017 and 27% from 2018 onwards. Then, when the income is actually withdrawn from a company, non-Chilean resident shareholders would be subject to a 35% withholding tax, while Chilean resident shareholders would be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 35%, against which only a 65% of the corporate tax will be allowed to be used as a credit against the withholding tax or the Complementary Global Tax. Nevertheless, the foreign holder shall be entitled full corporate tax credit, if such holder is established on, domiciled in, or resident of a country with which Chile has a double taxation treaty in force or, until December 31, 2021, Chile has signed a double taxation treaty with such country, although not in force.

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

Law No. 20,855

On September 25, 2015 the Consumer Protection Act and the Pledge Without Conveyance Act were amended in order to include several provisions regarding the release and cancellation of mortgages and certain pledges. According to this law, once an obligation secured with any of the said security interests has been extinguished, the relevant creditor ex officio shall grant and afford the corresponding release and cancellation public deed, and its record cancellation. Furthermore, the relevant creditor shall inform such proceedings to the debtor within the term established by law.

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

Promulgation of Bill of Law Amending Consumer Protection Act

In March 2018, the President of Chile promulgated a bill of law approved by the Chilean Congress containing several amendments to the Chilean Consumer Protection Act. The promulgation decree is currently under review by the General Comptroller of the Republic of Chile (Contralor General de la República). If (i) the promulgation decree formally complies with all applicable requirements and (ii) the bill of law promulgated therein reflects the comments provided by the Constitutional Court (Tribunal Constitutional) during the deliberation of the bill, the promulgation decree will be acknowledged by the Comptroller. Once acknowledged, the bill of law will be published in the Official Gazette. The law will become effective six months after its publication in the Official Gazette.

In substance, this bill of law amends the Consumer Protection Act in the following manners: (i) strengthens consumer organizations; (ii) substantially increases the fines applicable for breaching the Chilean Consumer Protection Act; (iii) increases the period of the statute of limitations for liability; (iv) amends procedures in several respects in order to make them more consumer-friendly and (v) increases the inspection powers of the National Consumer Service (SERNAC).

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

Colombian Superintendency of Finance

The Colombian Superintendency of Finance is the authority responsible for supervising and regulating financial institutions, including commercial banks such as Itaú Corpbanca Colombia, finance companies, financial services companies and insurance companies. The Colombian Superintendency of Finance has broad discretionary powers to supervise financial institutions, including the authority to impose fines on financial institutions and their directors and officers for violations of applicable regulations and certain judicial attributions regarding controversies among customers and banks. The Colombian Superintendency of Finance can also conduct on-site inspections of Colombian financial institutions.

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

Self-Regulatory Organization

The SRO is a private entity responsible for the regulation of intermediaries participating in the Colombian capital markets. The SRO may issue mandatory instructions to its members and supervise its members’ compliance and impose sanctions for violations.

All capital market intermediaries, including Itaú Corpbanca Colombia and its subsidiaries, must become members of the SRO and are subject to its regulations.

Superintendency of Industry and Commerce

The SIC is the authority responsible for supervising and regulating competition in several industrial sectors, including financial institutions. The SIC is authorized to initiate administrative proceedings and impose sanctions on banks, including Itaú Corpbanca Colombia, whenever the financial entity behaves in a manner considered to be anti-competitive.

The Colombian Superintendency of Finance is the authority responsible for approving mergers, acquisitions and integrations between financial institutions such as Itaú Corpbanca Colombia. For such approvals, the Colombian Superintendency of Finance must obtain a non-binding prior written opinion by the SIC.

Capital Adequacy Requirements

Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 2555 of 2010, as amended, or Decree 2555) are based on applicable Basel Committee standards. Decree 2555 establishes four categories of assets, which are each assigned different risk weights, and require that a credit institution’s Technical Capital (as defined below) be at least 9% of that institution’s total risk-weighted assets.

Currently, Decree 2555 sets forth, among other things:

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

When the solvency ratio of a financial institution is below 10%, the Colombian Superintendency of Finance implements a closer supervision on banking activities of the entity based on the supervision policy implemented by the Colombian Superintendency of Finance. If a bank fails to comply with the capital adequacy requirements applicable to Colombian financial institutions, it may be subject to certain penalties and sanctions that are graduated depending on the level of compliance failure, and which may include an administrative take-over by the government with the purpose of administration or liquidation.

Minimum Capital Requirements

The minimum capital requirement for banks on an unconsolidated basis set forth in the Financial System Organic Act was COP$79,835 million (Ch$17,813 million) for 2015, COP$85,240 million (Ch$19,019 million) for 2016, COP$90,142 (Ch$20,715 million) for 2017 and COP$93,829 million (Ch$19,310 million) for 2018. Failure to meet such requirement can result in the relevant financial institution take over (toma de posesión) by the Colombian Superintendency of Finance. Minimum capital requirements are adjusted in January each year based on the inflation percentage for the precedent year. The capital requirements for each type of financial institution (financial corporations, financing companies, trust companies, etc.) are different, with banks having the highest minimum amount. Additionally, there are capital requirements above this minimum for the purposes of credit exposure and derivatives transactions.

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

Mandatory Investments

The Central Bank of Colombia’s regulations require financial institutions, including Itaú Corpbanca Colombia, to make mandatory investments in securities issued by Finagro, a Colombian public financial institution that finances production and rural activities, to support the agricultural sector. The amount of these mandatory investments is calculated based on the current Colombian peso-denominated obligations of the relevant financial institution.

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

Resolution 9 provides that the average of a bank’s foreign currency position for three business days cannot exceed the equivalent in Colombian pesos of 20% of the bank’s Technical Capital. Currency exchange intermediaries such as Itaú Corpbanca Colombia are permitted to hold a three business days’ average negative foreign currency position not exceeding the equivalent in foreign currency of 5% of its Technical Capital (with penalties being payable after the first business day).

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

Deposit Insurance

In Colombia, the deposit insurance fund, FOGAFIN (Fondo de Garantías de Instituciones Financieras), guarantees up to COP$50 million (US$16,756 as of December 31, 2017) per person, for each institution calculated as the aggregate amount of time, savings and demand deposits held by individuals in a Colombian financial institution. Payment will be made in case of an administrative compulsory liquidation of the financial institution.

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

Also, pursuant to the Circular Básica Contable y Financiera (Basic Accounting and Financial Circular) , to measure liquidity risk exposure on internal models, banks are required to calculate a liquidity risk indicator (LRI) accumulated for the band periods of 7, 15 and 30 days, as established by the Colombian Superintendency of Finance’s standard model.

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

Notwithstanding the foregoing, such deposits would not be required in certain cases set forth in the External Resolution 8 of 2000 issued by the Central Bank of Colombia, or Resolution 8, including in the case of foreign currency loans aimed at financing Colombian investments abroad or for short-term exportation loans, provided that such loan is disbursed against the funds of Banco de Comercio Exterior—Bancoldex. Moreover, Resolution 8 sets forth a number of restrictions and limitations as to the use of proceeds in the case of foreign currency loans obtained by Colombian currency exchange intermediaries (including Itaú Corpbanca Colombia) and also provides that deposits would not be required in the event such restrictions and limitations are observed. Such foreign currency loans may be used, among others, for lending activities in a foreign currency with a tenor equal to, or shorter than, the tenor of the foreign financing.

As a general rule, interest payments to foreign currency loans granted by foreign banks to Colombian residents are currently subject to a withholding tax at: (i) the general tax rate applicable to entities that are not Colombian residents for tax purposes (34% in 2017 and 33% from 2018 onward), when such payments are made to entities located in a preferential tax regime jurisdiction, non-cooperative jurisdiction or low-tax jurisdiction; (ii) 5% when those interest payments are (a) derived from loans with an eight-year or longer term and (b) related to infrastructure projects under Law 1508 of 2012; and (iii) 15% in cases other than as described in (i) and (ii) above.

Finally, pursuant to Law 9 of 1991, the board of directors of the Central Bank of Colombia is entitled to impose conditions and limitations on the incurrence of foreign currency indebtedness, as an exchange control policy, in order to avoid pressure in the currency exchange market.

Non-Performing Loan Allowance

The Colombian Superintendency of Finance maintains guidelines on non-performing loan allowances for financial institutions. This information has been provided in order to provide the reader with a more in-depth analysis. Notwithstanding, our allowance and provision for loan losses as recorded in our consolidated financial statements included herein have been determined in accordance with IFRS.

Recent Regulatory Developments in Colombia

Tax Reform

On December 29, 2016, the Colombian Government approved a tax reform under Law No. 1819. The most relevant features of this reform are:

•      Starting in 2017, there will be a unified income tax rate:

	2017	2018	2019 and following years
General tax rate	34%	33%	33%
Surcharge (*)	6%	4%	—
Total	40%	37%	33%

(*)           To be paid only by taxpayers whose income surpasses COP$800 million.

•      Income received from leasing contracts for housing are taxed as of January 1, 2017 at a rate of 9%. Before this tax reform this income was tax-free.

•      The discount on income of two percentage points of the VAT paid for the purchase of capital goods was eliminated. As of January 2017, a deduction of a 100% of this VAT can be performed.

•      The general VAT rate for the purchase of goods and services was increased by three points, going from 16% to 19%.

•      The services provided from abroad are taxed at the general VAT rate of 19%.

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

•      The wealth tax (impuesto a la riqueza) will be eliminated starting in 2019 for individuals and was eliminated for corporations staring in 2018.

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

•      The country-by-country report was adopted on 2016 to require information on the global allocation of income and taxes paid by multinational groups resident in Colombia that have subsidiaries or branches abroad, as long as the parent company is domiciled in Colombia and the group has a consolidated income of approximately US$930 million.

Abandoned Accounts

On February 1, 2016, Law No. 1777 was enacted. Abandoned accounts are regulated in order to establish a public use for funds in these accounts. Funds are considered abandoned in bank accounts after three consecutive years without any account movement. Such abandoned funds may be invested in the creation and administration of a fund in the public financial institute that finances educational credit (Crédito Educativo y Becas en el Exterior or ICETEX).

Costs of Financial Services

On July 7, 2016, Law No. 1793 was enacted in order to regulate the costs of financial services. Among other things, this new law establishes that clients of entities authorized to collect funds from the public may access all of the funds deposited in their savings accounts or electronic deposits, without having the obligation to maintain a minimum balance. The entities must provide mechanisms for this purpose without charging additional fees to clients. This new law also establishes that: (i) for savings accounts, entities authorized to raise funds from the public may only charge financial and/or transactional costs for the first 60 days of inactivity and/or absence of financial movements by the user, and in no case may such entities make retroactive charges when the account becomes active again; (ii) for savings accounts that are inactive at the time of entry into force of the new law, the period of 60 days for the suspension of collections will start from the date of effectiveness of the law; and (iii) entities authorized to raise funds from the public are obligated to recognize users with a minimum interest rate in all savings accounts for any level of deposit. In addition, the receiving entities must inform the consumers about these changes in law.

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

Reversal of Payments

On April 11, 2016, the Colombian Ministry of Industry and Commerce issued its Decree No. 587, which added a chapter to the Unique Decree of the Commerce, Industry and Tourism Sector, Decree 1074 of 2015, and regulated Article 51 of Law 1,480 of 2011. The decree establishes the conditions and procedures for reversals of payments requested by consumers, when the purchase of the goods or services was made through electronic commerce mechanisms with an electronic payment instrument such as a credit or debit card.

Accessibility for People with Disabilities

On March 31, 2018, the Colombian Superintendency of Finance issued External Circular No. 008, which amended the Basic Legal Circular regarding the system of attention to financial consumers in situation of disability.

Securities Custodian

On January 26, 2017, the Colombian Ministry of Finance issued its Decree No. 119, which amended Decree 1068 of 2015 in relation to the general regime of foreign capital investment in Colombia and of Colombian investments abroad and other provisions regarding foreign exchange. The decree establishes that only entities such as trustee companies, broker companies and investment management companies can act as representatives of foreign portfolio investments.

Specialized Electronic Deposit and Payment Institutions (Sociedades Especializadas en Depósitos y Pagos Electrónicos or SEDPE)

On December 7, 2017, the Colombian Ministry of Finance issued its Decree No. 2076, which amended Decree 2555 of 2010 to, among other things: (i) provide that SEDPEs shall establish a consumer advocate to protect consumers’ rights, (ii) authorize SEDPEs the use of correspondent networks and establish rules regarding cash payments through the correspondent network, (iii) authorize SEDPEs the opening of accounts through non-presential means, and (iv) authorize SEDPEs customers to have more than one account per SEDPE.

Publication of the Current Banking Interest Rate

Beginning on September 1, 2017, the Colombian Superintendency of Finance started publishing the current banking interest rate (interés bancario corriente) on a monthly basis, and not on a quarterly basis as previously.

Financial Conglomerates

On September 21, 2017, Law 1870 was enacted. This law establishes that financial holdings will be subject to the inspection and oversight of the Colombian Superintendency of Finance under the terms of said law and of the decrees issued in the future for this regulation. A financial holding is understood as any legal person or investment vehicle that exercises the first level of control or significant influence over the entities that make up the financial conglomerate. Furthermore this law gives the Colombian Superintendency of Finance the faculty to request information regarding the members of the financial conglomerate to verify if they meet requirements regarding: (i) the appropriate levels of capital; (ii) solvency margins; (iii) with exposure limits; and (iv) concentration risks. Also this law permits the Colombian Superintendency of Finance to verify if each member entity of the conglomerate complies with applicable regulations in relation to: (i) risk management; (ii) internal control; (iii) disclosure of information; (iv) conflicts of interest; and (v) corporate governance. Such requirements will not be applicable if the foreign financial holding proves to the Colombian Superintendency of Finance that is already subject to an equivalent regime of prudential regulation and consolidated supervision.

Modification of the Initial Conditions of Credits

On September 29, 2017 the Colombian Superintendency of Finance issued External Circular No. 026, which provides guidelines for the management of credits of which the initial conditions have been modified, based on potential or real deterioration in the debtor’s payment capacity, in order to standardize the existing policies regarding this type of credit.

Mutual Funds Portfolio Investments

On December 20, 2017, the Colombian Superintendency of Finance issued its external Circular No. 037 which sets forth instructions with the objective of updating the existing valuation methodologies for the valuation of the assets that make up the portfolios of mutual funds.

Properties and Investments of Financial Institutions

On November 30, 2017, the Colombian Superintendency issued its external Circular No. 33 which amends Chapter V, Title I, Part I of the Basic Legal Circular, with the purpose of updating the accounts that compute the calculation of fixed assets and investments.

Withdrawal of Money

On June 9, 2017 Law 1836 was enacted. The law obliges financial institutions to provide a free form of withdrawal of money to the beneficiaries in the deposit agreements. The Colombian Superintendency of Finance will be in charge of ensuring compliance with this legal duty.

Liquidation Formula for Public-Private Association Agreements

On January 15, 2018, the Colombian president signed Law 1882 of 2018, which incorporates a liquidation formula for public-private association agreements and transport infrastructure concessions, providing that if an agreement is declared void, the state-owned entity will still pay for the costs, investments and expenses actually incurred by the concessionaire. This means that the credits associated with those contracts will be entitled to receive such payments, and that the concessionaire will only have a right to receive payments after such credits are paid, but no more than the total amount of equity contributions made by its shareholders less the total amount of dividends paid to them.

Purchase of Assets and Assumption of Liabilities in the Liquidation of a Credit Establishment

On March 15, 2018, the Colombian Ministry of Finance issued Decree 521, amending Decree 2555 of 2010, which incorporates a chapter regulating the purchase of assets and assumption of liabilities from credit establishments (establecimientos de crédito) under a forced liquidation process.

Access to the Financial System for Former Members of FARC

On April 2, 2018 the Colombian Superintendency of Finance issued External Circular No. 005, which sets forth rules governing the integration into the financial system of former FARC members who have taken part in a process of reincorporation into civil life, and of any legal entity in which they may be part as shareholders, contributors or members.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our consolidated financial statements as well as “Item 5. Operating and Financial Review and Prospects.” Unless otherwise indicated, financial data in the following tables as of December 31, 2015, 2016 and 2017 has been expressed in Chilean pesos as of December 31, 2017. The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s CPI.

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

The nominal interest rate has been calculated by dividing the amount of interest and principal readjustment due to changes in the UF index (gain or loss) during the period by the related average balance, both amounts expressed in Chilean pesos. The nominal rates calculated for each period have been converted into real rates using the following formulas:

Rp=	1 + Np	-1	Rd=	(1 + Nd)(1 + D)	-1
	1 + I			1+I

Where:

Rp= real average interest rate for Chilean peso-denominated assets and liabilities (in Ch$ and UF) for the period,

Rd= real average interest rate for foreign currency denominated assets and liabilities for the period,

Np= average nominal interest rate for Chilean peso-denominated assets and liabilities for the period,

Nd= average nominal interest rate for foreign currency denominated assets and liabilities for the period,

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal rates and rates for our assets and liabilities for the years ended December 31, 2015, 2016 and 2017.

	Year Ended December 31,
	2015				2016				2017
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in millions of Ch$ except for percentages)
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	189,594	1,333	0.7%	(3.5)%	218,522	1,689	0.8%	(1.9)%	76,032	1,736	2.3%	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	7,173	—	—	12.4%	58,713		—	(9.7)%	27,145	—	—	(10.3)%
Total	196,767	1,333	0.7%	(3.0)%	277,235	1,689	0.6%	(3.5)%	103,178	1,736	1.7%	(2.7)%
Financial investments
Ch$	219,660	6,880	3.1%	(1.2)%	535,413	31,750	5.9%	3.1%	878,088	33,938	3.9%	1.5%
UF	276,560	14,000	5.1%	0.6%	409,993	2,112	0.5%	(2.1)%	489,972	8,273	1.7%	(0.6)%
Foreign currency	—	—	—	—	665,262	44,852	6.7%	(2.0)%	798,837	36,618	4.6%	(6.2)%
Total	496,220	20,881	4.2%	(0.2)%	1,610,668	78,715	4.9%	(0.3)%	2,166,896	78,830	3.6%	(1.8)%
Total loans
Ch$	2,124,186	200,490	9.4%	4.8%	5,138,512	703,514	13.7%	10.7%	5,913,408	671,628	11.4%	8.9%
UF	3,090,867	239,666	7.8%	3.2%	6,527,551	222,864	3.4%	0.7%	7,593,051	255,641	3.4%	1.0%
Foreign currency	1,195,539	43,906	3.7%	16.5%	6,135,822	464,499	7.6%	(1.2)%	7,351,083	621,450	8.5%	(2.7)%
Total	6,410,592	484,062	7.6%	6.2%	17,801,885	1,390,877	7.8%	2.9%	20,857,542	1,548,719	7.4%	1.9%
Interbank loans
Ch$	48,329	1,048	2.2%	(2.1)%	166,307	6,485	3.9%	1.2%	170,086	3,581	2.1%	(0.2)%
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	51,156	412	0.8%	13.3%	196,185	1,696	0.9%	(7.4)%	191,538	1,880	1.0%	(9.4)%
Total	99,485	1,459	1.5%	5.8%	362,492	8,180	2.3%	(3.5)%	361,624	5,460	1.5%	(5.1)%
Investment under resale agreements
Ch$	16,039	916	5.7%	1.3%	34,876	1,696	4.9%	2.1%	82,555	2,317	2.8%	0.5%
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	102,096	23,854	23.4%	38.6%	45,721	4,328	9.5%	(1.8)%
Total	16,039	916	5.7%	1.3%	136,972	25,550	18.7%	29.3%	128,275	6,645	5.2%	(0.3)%
Other interest earning assets
Ch$	—	—	—	—	122	—	—	(8.2)%	180	—	—	(10.3)%
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	218,567	(6,669)	(3.1)%	8.9%	993,168	4,192	0.4%	12.8%	820,215	4,939	0.6%	(9.8)%
Total	218,567	(6,669)	(3.1)%	8.9%	993,289	4,192	0.4%	12.8%	820,395	4,939	0.6%	(9.8)%
Total interest earning assets
Ch$	2,597,808	210,667	8.1%	3.4%	6,093,752	745,134	12.2%	9.3%	7,120,348	713,200	10.0%	7.5%
UF	3,367,427	253,666	7.5%	3.0%	6,937,544	224,977	3.2%	0.5%	8,083,023	263,915	3.3%	0.9%
Foreign currency	1,472,435	37,649	2.6%	15.2%	8,151,245	539,093	6.6%	(2.1)%	9,234,538	669,215	7.2%	(3.8)%
Total	7,437,670	501,982	6.7%	5.6%	21,182,541	1,509,203	7.1%	2.0%	24,437,909	1,646,329	6.7%	1.1%

	Year Ended December 31,
	2015				2016				2017
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in millions of Ch$)
NON-INTEREST EARNING ASSETS
Cash
Ch$	81,203				341,023				406,738
UF	—				—				—
Foreign currency	54,714				192,603				261,998
Total	135,917				533,626				668,736
Allowance for loan losses
Ch$	108,865				234,582				334,571
UF	—				—				—
Foreign currency	—				222,365				291,170
Total	108,865				456,948				625,741
Property, plant and equipment
Ch$	33,879				64,522				85,675
UF	—				—				—
Foreign currency	—				36,006				44,105
Total	33,879				100,528				129,780
Derivatives
Ch$	141,979				773,393				945,341
UF	61,628				47,967				80,983
Foreign currency	63,374				192,707				219,709
Total	266,981				1,014,067				1,246,032
Other assets
Ch$	265,169				1,565,969				2,095,283
UF	7,303				15,665				6,920
Foreign currency	73,017				790,266				1,027,684
Total	345,489				2,371,900				3,129,887
Total non-interest earning assets
Ch$	413,365				2,510,325				3,198,466
UF	68,931				63,632				87,902
Foreign currency	191,105				989,216				1,262,327
Total	673,401				3,563,173				4,548,696
Total assets(1)
Ch$	3,011,173	210,667			8,604,077	745,134			10,318,814	713,200
UF	3,436,358	253,666			7,001,176	224,977			8,170,925	263,915
Foreign currency	1,663,540	37,649			9,140,462	539,093			10,496,866	669,215
Total	8,111,071	501,982			24,745,715	1,509,203			28,986,605	1,646,329

(1)             Represents total of interest paying and non-interest earning assets.

	Year Ended December 31,
	2015				2016				2017
	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate
	(in millions of Ch$ except for percentages)
LIABILITIES AND EQUITY
INTEREST BEARING LIABILITIES
Time Deposits
Ch$	2,287,277	80,363	3.5%	(0.8)%	5,244,385	238,587	4.5%	1.8%	5,657,825	205,639	3.6%	1.3%
UF	1,100,267	75,553	6.9%	2.4%	1,480,525	55,293	3.7%	1.0%	1,009,946	31,833	3.2%	0.8%
Foreign currency	488,362	4,985	1.0%	13.5%	3,159,182	165,501	5.2%	20.2%	3,476,788	195,765	5.6%	(5.3)%
Total	3,875,906	160,901	4.2%	1.9%	9,884,092	459,381	4.6%	7.6%	10,144,559	433,237	4.3%	(1.0)%
Central Bank borrowings
Ch$	—	—	—	—	—	—	—	—	—	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase agreements
Ch$	57,267	1,772	3.1%	(1.3)%	105,389	4,528	4.3%	1.6%	192,502	6,103	3.2%	0.9%
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	294,863	43,558	14.8%	42.8%	403,849	26,574	6.6%	(4.4)%
Total	57,267	1,772	3.1%	(1.3)%	400,252	48,086	12.0%	31.9%	596,351	32,677	5.5%	(2.7)%
Mortgage finance bonds
Ch$	—	—	—	—	210	2,839	1,351.9%	1,313.7%	1,021	1,452	142.2%	136.8%
UF	28,123	2,187	7.8%	3.2%	71,532	1,402	2.0%	(0.7)%	71,879	1,797	2.5%	0.2%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	28,123	2,187	7.8%	3.2%	71,742	4,241	5.9%	3.1%	72,900	3,249	4.5%	2.1%
Bonds
Ch$	31,744	1,597	5.0%	0.6%	140,587	82,121	58.4%	54.2%	1,052,950	88,288	8.4%	5.9%
UF	1,213,873	91,958	7.6%	3.0%	2,954,380	97,588	3.3%	0.6%	3,469,207	124,215	3.6%	1.3%
Foreign currency	—	—	—	—	1,111,030	51,344	4.6%	(3.9)%	1,523,771	67,132	4.4%	(6.4)%
Total	1,245,617	93,555	7.5%	3.6%	4,205,997	231,053	5.5%	1.2%	6,045,928	279,635	4.6%	0.1%
Other interest bearing liabilities
Ch$	586,735	9,572	1.6%	(2.7)%	1,236,698	24,576	2.0%	(0.7)%	1,555,940	7,879	0.5%	(1.8)%
UF	6,622	4,303	65.0%	58.0%	11,946	2,122	17.8%	14.7%	27,495	6,321	23.0%	20.2%
Foreign currency	662,759	6,402	1.0%	13.5%	2,780,526	100,569	3.6%	(4.9)%	3,068,671	100,349	3.3%	(7.4)%
Total	1,256,116	20,277	1.6%	6.2%	4,029,170	127,267	3.2%	(3.5)%	4,652,106	114,549	2.5%	(5.3)%
Total interest bearing liabilities
Ch$	2,963,023	93,304	3.1%	(1.2)%	6,727,269	352,651	5.2%	2.5%	8,460,238	309,361	3.7%	1.3%
UF	2,348,885	174,001	7.4%	2.9%	4,518,383	156,405	3.5%	0.7%	4,578,529	164,166	3.6%	1.3%
Foreign currency	1,151,121	11,387	1.0%	13.5%	7,345,601	360,972	4.9%	(3.7)%	8,473,079	389,820	4.6%	(6.2)%
Total	6,463,029	278,692	4.3%	2.9%	18,591,253	870,028	4.7%	(0.4)%	21,511,846	863,347	4.0%	(1.7)%

	Year Ended December 31,
	2015				2016				2017
	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate
	(in millions of Ch$)
NON-INTEREST EARNING LIABILITIES
Non-interest-bearing demand deposits
Ch$	251,259				445,473				524,668
UF	—				6,754				9,080
Foreign currency	35,784				1,446,241				1,662,949
Total	287,043				1,898,468				2,196,697
Derivatives
Ch$	174,282				641,346				769,775
UF	78,605				73,255				104,225
Foreign currency	54,967				131,319				147,662
Total	307,854				845,920				1,021,662
Other non-interest-bearing
Ch$	280,856				422,558				430,626
UF	—				66				77,431
Foreign currency	10,360				180,758				309,898
Total	291,216				603,382				817,955
Equity
Ch$	761,929				2,758,990				3,394,866
UF	—				47,688				37,177
Foreign currency	—				13				6,402
Total	761,929				2,806,690				3,438,445
Total non-interest-bearing liabilities and shareholders’ equity
Ch$	1,468,326				4,268,367				5,119,935
UF	78,605				127,763				227,913
Foreign currency	101,111				1,758,331				2,126,911
Total	1,648,042				6,154,461				7,474,759
Total liabilities and equity (1)
Ch$	4,431,349	92,827			10,995,636	352,651			13,580,173	309,361
UF	2,427,490	174,478			4,646,147	156,405			4,806,442	164,166
Foreign currency	1,252,232	11,387			9,103,931	360,972			10,599,990	389,820
Total	8,111,071	278,692			24,745,714	870,028			28,986,605	863,347

(1)                          Represents total of interest bearing and non-interest bearing liabilities and shareholders’ equity.

Interest-earning Assets—Net Interest Margin

The following tables analyze, by currency of denomination, our levels of average interest-earning assets and net interest, and illustrate the comparative margins obtained, for each of the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	(in millions of constant Ch$ as of December 31, 2015, except for percentages)
Total average interest earning assets
Ch$	2,597,808	6,093,752	7,120,348
UF	3,367,427	6,937,544	8,083,023
Foreign currency	1,472,435	8,151,245	9,234,538
Total	7,437,670	21,182,541	24,437,909

Net interest earned (1)
Ch$	117,840	393,041	403,839
UF	79,188	68,014	99,749
Foreign currency	26,261	178,120	279,394
Total	223,289	639,175	782,982

Net interest margin, nominal basis (2)
Ch$	4.5%	6.4%	5.7%
UF	2.4%	1.0%	1.2%
Foreign currency	1.8%	2.2%	3.0%
Total	3.0%	3.0%	3.2%

(1)                     Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)                     Net interest margin is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income and Interest Expense—Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our net interest income between changes in the average volume of interest-earning assets and interest bearing liabilities and changes in their respective nominal interest rates from 2015 to 2016 and 2016 to 2017. Volume and rate variances have been calculated based on movements in average balances over the year and changes in nominal interest rates, average interest-earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

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
	(in millions of Ch$)
LIABILITIES AND SHAREHOLDERS’ EQUITY
INTEREST BEARING LIABILITIES
Time deposits
Ch$	105,013	53,211	158,224
UF	25,147	(45,407)	(20,260)
Foreign currency	26,896	133,620	160,516
Total	157,056	141,424	298,480
Central Bank borrowings
Ch$	—	—	—
UF	—	—	—
Foreign currency	—	—	—
Total	—	—	—
Repurchase agreements
Ch$	1,135	1,621	2,756
UF	—	—	—
Foreign currency	—	43,558	43,558
Total	1,135	45,179	46,314
Mortgage finance bonds
Ch$	—	2,839	2,839
UF	3,484	(4,269)	(785)
Foreign currency	—	—	—
Total	3,484	(1,430)	2,054
Bonds
Ch$	5,443	75,081	80,524
UF	142,118	(136,488)	5,630
Foreign currency	—	51,344	51,344
Total	147,561	(10,063)	137,498
Other interest bearing liabilities
Ch$	10,168	4,836	15,004
UF	3,466	(5,647)	(2,181)
Foreign currency	21,335	72,832	94,167
Total	34,968	72,022	106,990
Total interest bearing liabilities
Ch$	121,758	137,589	259,347
UF	174,215	(191,811)	(17,596)
Foreign currency	48,232	301,353	349,585
Total	344,204	247,132	591,336

	Increase (Decrease) from 2016 to 2017 due to changes in
	Volume	Rate	Net Change from 2016 to 2017
	(in millions of Ch$)
ASSETS
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	4,387	(4,340)	47
UF	—	—	—
Foreign currency	—	—	—
Total	4,387	4,340	47
Financial Investments
Ch$	(16,647)	18,835	2,188
UF	396	5,765	6,161
Foreign currency	9,264	(17,498)	(8,234)
Total	(6,987)	7,102	115
Total Loans
Ch$	104,644	(136,530)	(31,886)
UF	35,230	(2,453)	32,777
Foreign currency	93,445	63,506	156,951
Total	233,320	(75,478)	157,842
Interbank Loans
Ch$	147	(3,051)	(2,904)
UF	—	—	—
Foreign currency	(67)	251	184
Total	80	(2,800)	(2,720)
Investment under resale agreements
Ch$	2,386	(1,765)	621
UF	—	—	—
Foreign currency	(13,167)	(6,359)	(19,526)
Total	(10,781)	(8,124)	(18,905)
Other interest earning assets
Ch$	—	—	—
UF	—	—	—
Foreign currency	(535)	1,282	747
Total	(535)	1,282	747
Total interest earning assets
Ch$	94,917	(126,852)	(31,934)
UF	35,626	3,312	38,938
Foreign currency	88,940	41,182	130,122
Total	219,484	(82,358)	137,126

	Increase (Decrease) from 2016 to 2017 due to changes in
	Volume	Rate	Net change from 2016 to 2017
	(in millions of Ch$)
LIABILITIES AND SHAREHOLDERS’ EQUITY
INTEREST BEARING LIABILITIES
Time deposits
Ch$	20,192	(53,140)	(32,948)
UF	(17,801)	(5,659)	(23,460)
Foreign currency	15,874	14,390	30,264
Total	18,264	(44,408)	(26,144)
Central Bank borrowings
Ch$	—	—	—
UF	—	—	—
Foreign currency	—	—	—
Total	—	—	—
Repurchase agreements
Ch$	3,755	(2,180)	1,575
UF
Foreign currency	16,053	(33,037)	(16,984)
Total	19,807	(35,216)	(15,409)
Mortgage finance bonds
Ch$	10,964	(12,351)	(1,387)
UF	7	388	395
Foreign currency	—	—	—
Total	10,971	(11,963)	(992)
Bonds
Ch$	531,253	(525,086)	6,167
UF	16,930	9,697	26,627
Foreign currency	18,706	(2,918)	15,788
Total	566,888	(518,306)	48,582
Other interest bearing liabilities
Ch$	6,325	(23,022)	(16,697)
UF	2,771	1,428	4,199
Foreign currency	(9,126)	8,906	(220)
Total	(30)	(12,688)	(12,718)
Total interest bearing liabilities
Ch$	572,488	(615,778)	(43,290)
UF	1,907	5,854	7,761
Foreign currency	41,506	(12,658)	28,848
Total	615,901	(622,582)	(6,681)

Return on Equity and Assets

The following tables set forth our return on average shareholders’ equity and average total assets and related information for each of the periods indicated.

	Years ended December 31,
	2015	2016	2017
	(in millions of Ch$, except for percentages)
Net income	105,766	13,969	62,825
Net income attributable to the equity holders of the bank	105,757	14,407	67,821
Average total assets	8,111,071	24,745,715	28,986,605
Average equity	761,929	2,806,690	3,438,445
Net income as a percentage of:
Average total assets	1.30%	0.06%	0.22%
Average equity	13.88%	0.50%	1.83%
Average equity as a percentage of:
Average total assets	9.39%	11.34%	11.86%
Proposed annual cash dividend (*)	52,168	618	22,979
Dividend payout ratio, based on net income attributable to shareholders under local GAAP	50.00%	30.00%	40.00%

(*)                     Dividend proposed by the board of directors for shareholders’ approval in Annual General Shareholders’ Meeting.

Investment Portfolio

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held to maturity.

Financial investments as of December 31, 2015, 2016 and 2017 are as follows:

	As of December 31,
	2015	2016	2017
	(in millions of Ch$)
Held-for-trading:

Chilean Central Bank and Government securities:
Chilean Central Bank bonds	1,583	8,349	1,705
Chilean Central Bank notes	—	—	2,258
Other Chilean Central Bank and Government securities	4,828	17,855	3,163

Other national institution securities:
Bonds	—	786	5
Notes	—	—	—
Other securities	—	12,608	—

Foreign institution securities:
Bonds	—	547,499	381,262
Notes	—	—	—
Other securities	—	11,727	8,147

Mutual funds investments
Funds managed by related organizations	11,354	33,733	18,521
Funds managed by third parties	—	—	—
Total	17,765	632,557	415,061

	As of December 31,
	2015	2016	2017
	(in millions of Ch$)
Available-for-sale

Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	218,757	901,239	687,945
Chilean Central Bank Notes	32,112	272,734	1,081,879
Other Government securities	—	—	14,053

Other financial instruments
Promissory notes related to deposits in local banks	31,193	397,898	114,038
Chilean mortgage finance bonds	—	76	64
Chilean financial institutions bonds	230,448	2,607	9,032
Other local investments	—	32,230	6,159

Financial instruments issued abroad
Foreign government and central banks instruments	—	284,444	420,687
Other foreign investments	—	162,882	300,740
Impairment provision	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	18,469
Other investments	2,475	19,967	10,412
Impairment provision	—	—	—
Total	514,985	2,074,077	2,663,478

As of December 31,
	2015	2016	2017
(in millions of Ch$)
Held to maturity

Central Bank and Government securities
Chilean Central Bank securities	—	—	—
Chilean treasury bonds	—	—	—
Other Government securities	—	—	—

Other financial securities
Promissory notes related to deposits in local banks	—	—	—
Chilean mortgage finance bonds	—	—	—
Chilean financial institution bonds	—	—	—
Other local investments	—	—	—

Financial instruments issued abroad
Foreign government and central banks instruments	—	226,433	—
Other foreign investments	—	—	202,030
Impairment provision	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—
Other investments	—	—	—
Impairment provision	—	—	—
Total	—	226,433	202,030

We do not hold securities of any issuer other than the Central Bank of Chile and the Colombian Ministry of Finance, in which the aggregate book value of the investment in such securities exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2017:

	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Held—for—trading

Central Bank and Government securities:
Chilean Central Bank securities	573	0.9	818	2.3	293	1.3	150	2.1	1,834
Chilean Central Bank notes	2,147	0.20	—	—	—	—	—	—	2,147
Others Government securities	406	4.0	2,222	6.6	—	—	516	3.5	3,144

Other national institution securities:
Bonds	—	—	—	—	—	—	5	6.7	5
Notes	—	—	—	—	—	—	—	—	—
Other securities	—	—	—	—	—	—	—	—	—
Other local investments	—	—	—	—	—	—	—	—	—

Foreign institution securities:
Bonds	166,591	0.1	193,631	4.99	21,040	0.1	—	—	381,262
Notes	—	—	—	—	—	—	—	—	—
Other securities	3,233	3.29	—	—	—	—	4,914	—	8,147

Mutual fund investments:
Funds managed by related organizations	18,521	—	—	—	—	—	—	—	18,521
Funds managed by third parties	—	—	—	—	—	—	—	—	—
Total Held—for—trading	191,471	0.1	196,670	5.0	21,333	0.1	5,586	0.4	415,061

	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Available—for—sale

Chilean Central Bank and Government securities:
Chilean Central Bank securities	309,502	0.7	356,246	3.0	22,197	3.6	—	—	687,945
Chilean treasury bonds	—	—	669,794	2.4	402,930	3.4	9,155	3.0	1,081,879
Others Government securities	—	—	14,053	2.3	—	—	—	—	14,053

Other financial instruments:
Promissory notes related to deposits in local banks	114,038	0.2	—	—	—	—	—	—	114,038
Chilean mortgage finance bonds	—	—	1	3.6	64	3.4	—	—	64
Chilean financial institution bonds	—	—	—	—	9,032	1.9	—	—	9,032
Other local investments	6,159	—	—	—	—	—	—	—	6,159

Financial instruments issued abroad:
Foreign Government and central bank instruments	53,573	0.1	305,394	0.1	61,720	0.1	—	—	420,687
Other foreign investments	102,021	—	171,469	0.05	16,197	0.1	11,053	3.37	300,740
Impairment provision	—	—	—	—	—	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	9,660	2.9	8,809	5.3	—	—	—	—	18,469
Other foreign investments	10,412	—	—	—	—	—	—	—	10,412
Impairment provision	—	—	—	—	—	—	—	—	—
Total	605,365	0.5	1,525,765	1.8	512,140	2.8	20,208	3.2	2,663,478

	Within one year	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
(in millions of Ch$, except for percentages)
Held to maturity

Chilean Central Bank and Government securities:
Chilean Central Bank securities	—	—	—	—	—	—	—	—	—
Chilean treasury bonds	—	—	—	—	—	—	—	—	—
Other Government securities	—	—	—	—	—	—	—	—	—

Other financial instruments:
Promissory notes related to deposits in local banks	—	—	—	—	—	—	—	—	—
Chilean mortgage finance bonds	—	—	—	—	—	—	—	—	—
Chilean financial institution bonds	—	—	—	—	—	—	—	—	—
Other local investments	—	—	—	—	—	—	—	—	—

Financial instruments issued abroad:
Foreign government and central bank instruments	186,738	2.2	15,292	0.1	—	—	—	—	202,030
Other foreign investments	—	—	—	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—	—	—	—
Total	186,738	2.2	15,292	0.1	—	—	—	—	202,030

Loan Portfolio

The following table presents our loans by type of loan. Except where otherwise specified, all loan amounts stated below are before deduction for the allowance for loan losses. Total loans reflect our loan portfolio, including past due principal amounts.

	As of December 31,
	2015	2016	2017
Commercial loans:
Commercial loans	3,604,521	11,956,364	11,116,076
Foreign trade loans	429,320	754,144	700,733
Checking account debtors	39,114	133,701	139,348
Factoring operations	57,232	76,141	140,738
Student loans	177,023	610,315	653,003
Leasing transactions	248,755	1,073,506	940,789
Other loans and receivables	10,501	30,300	25,859
Subtotals	4,566,466	14,634,471	13,716,546

Mortgage loans:
Letters of credit loans	16,526	57,708	47,400
Endorsable mutual mortgage loans	8,753	152,320	135,919
Other mutual mortgage loans	1,508,569	3,360,950	3,660,900
Leasing transactions	—	288,329	282,135
Other loans and receivables	—	29,210	26,399
Subtotals	1,533,848	3,888,517	4,152,753

Consumer loans:
Consumer loans	389,356	1,786,004	1,810,049
Checking account debtors	113,667	182,832	207,501
Credit card debtors	197,425	414,903	421,169
Consumer leasing transactions	309	17,091	11,176
Other loans and receivables	—	80,134	63,411

Subtotals	700,757	2,480,964	2,513,306

Loans	6,801,071	21,003,952	20,382,605

Loans and receivables from Banks	99,468	150,780	36,281

Total	6,900,539	21,154,732	20,418,886

The loan categories are as follows:

Commercial Loans

Commercial loans: Commercial loans are long- and short-term loans granted to companies, including checking overdraft lines for companies, in Chilean pesos, inflation-linked UF, US$ or Colombian pesos on an adjustable or fixed rate basis, primarily to finance working capital or investments. Commercial loans represent the largest portion of our loan portfolio. Interest accrues daily on a 30-day or 360-day basis. Loan payments are scheduled monthly, biannually or yearly, depending on the terms of the loan.

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

Housing Leasing transactions: This sub-category includes outstanding balances owed by tenants in financial leases transactions

Other loans and receivables: This sub-category includes loans that are ancillary or that complement mutual mortgage loans.

The balances of the renegotiated mortgage loans as of December 31, 2015, 2016 and 2017 were as follows:

	As of December 31,
	2015	2016	2017
	(in millions of Ch$)
Opening balance(1)	1,307	1,360	15,660
Integration Itaú Corpbanca	—	13,315	—
Renegotiated(2)	385	4,584	1,519
Recovery(3)	—	(2,279)	(5,248)
Write-offs(4)	(332)	(1,320)	(998)
Final balance	1,360	15,660	10,933

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

The balances of the renegotiated consumer loans as of December 31, 2015, 2016 and 2017 were as follows:

	As of December 31,
	2015	2016	2017
	(in millions of Ch$)
Opening balance(1)	26,658	25,996	128,722
Integration Itaú Corpbanca	—	93,542	—
Renegotiated(2)	15,471	78,496	91,837
Recovery(3)	(8,622)	(44,485)	(33,778)
Write-offs(4)	(7,511)	(24,827)	(36,074)
Final balance	25,996	128,722	150,706

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

With respect to the renegotiated loan portfolio, most of the loans are classified as impaired, and therefore the associated allowance for loan losses are based on the fair value less estimated cost to sell of the underlying collateral of each loan. To reclassify a renegotiated loan out of the impaired classification we conduct an individualized analysis of each customer. We consider if the customer has paid its loan for a reasonable period of time and the expected behavior of the customer for paying the remainder of the loan. In order to remove the renegotiated status from a loan, a customer must have improved its payment ability (credit risk profile) and must also demonstrate an improvement in its payment history. Once a minimum period of four to six months has passed, and a debtor’s situation has been duly rectified and documented, an executive in the commercial loan department may request that the renegotiated status of such loan be removed by the Assets Control Management team (which is an independent group in the commercial loan department that has the sole authority to change the risk classification of a loan). An executive in the commercial loan department has the exclusive authority to request a new classification on behalf of a customer.

The method of determining the allowance and provision for loan losses described in this section represents Chilean Banking GAAP accounting and is a regulatory required disclosure. This information has been provided in order to provide the reader with a more in-depth analysis. Notwithstanding, our allowance and provision for loan losses as recorded in our consolidated financial statements included herein have been determined in accordance with IFRS.

Remedial Portfolio (formerly Normalization Portfolio)

The remedial portfolio table set forth below represents the commercial loan portfolio and leasing portfolio managed by the remedial portfolio management unit (internally named “Normalización Mayorista” or Wholesale Remedial) which is part of the credit risk structure. This portfolio includes renegotiated commercial loans and leasing operations, commercial loans paid regularly but with certain delay, and commercial loans undergoing legal collection process:

The main difference between remedial portfolio and renegotiated portfolio for commercial loans is that loans may be transferred to the remedial portfolio prior to the commencement of the renegotiation process to the extent, as defined internally, and that the loan has demonstrated evidence of credit deterioration through deterioration in rating category, among others, requiring specific portfolio management procedures:

	As of December 31,
	2015	2016	2017
	(in millions of Ch$)
Opening balance(1)	63,996	75,600	237,197
Integration Itaú Corpbanca	—	189,709	—
Additions to normalization portfolio(2)	23,505	69,454	392,476
Recovery(3)	(5,508)	(44,455)	(103,061)
Write-offs(4)	(6,393)	(53,111)	(34,077)
Final balance(5)	75,600	237,197	492,534

(1)                     Opening balance of the normalization portfolio.

(2)                     Additions to the normalization loans portfolio during each respective period.

(3)                     Recovery (which may include payments, or settlements by judicial action) obtained from normalization loans during each respective period.

(4)                     Loans and leasing operations write-offs of remedial management portfolio during each respective period.

(5)                     Ending balance of the remedial management portfolio (outstanding and contingent exposures)

The increase between 2016 and 2017 was driven by a significant amount added to the remedial management portfolio related to Corporate Banking deteriorated portfolio transferred to the Remedial Management Team (Normalización Mayorista), in the context of changes in our processes (as described below). These changes were implemented in order to improve the management of such debtors, with a specialized team like our “Normalización Mayorista”. Before these changes were implemented, this portfolio was managed by the Corporate Banking team directly.

Currently, our remedial management portfolio is handled by a designated and specialized team, internally named “Normalización Mayorista” (Wholesale Remedial). The team has activities such as:

•      Analyzing borrowers’ status and viability and to assess the chances of recovery;

•      Establishing strategies and action plans in order to manage debtors’ portfolio;

•      Negotiating new payment schedules;

•      Transferring debtors to collection — legal proceedings;

•      Supervising and monitoring legal collection progress; and

•      Assuring appropriate regulatory classification.

During 2017, our credit risk management redefined remedial management processes, introducing two mayor changes:

•      Wholesale Remedial (“Normalización Mayorista”) will manage deteriorated exposure (regulatory classification on B3 or worse) over Ch$500 million; and

•      Wholesale Remedial manage corporate deteriorated exposures, that before were managed by Corporate Banking.

As established in our remedial management process for our business segments as Large Companies, Corporate and Real Estate Banking customers with deteriorated economic situation will be transferred to the remedial management unit (Normalization team) under the following conditions:

•      Customers with a regulatory classification B3 or worse (note that it will be transferred the relationship as a whole);

•      Defaulted customers (for 89 days or more);

•      Customers that experience a sudden and severe deterioration in their financial position; and

•      Any customer that could result in a loss to the bank.

The remedial portfolio management team is responsible for determining any action that will be taken related to the customer (renegotiation of the exposure or collection), within a period not exceeding 30 days.

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

Commercial loans. Our risk index as of December 31, 2015, 2016 and 2017 was 1.4%, 2.9% and 3.3%, respectively. The quality of our commercial loans depends on Chilean GDP growth, interest rates, changes in regulations, the general level of indebtedness and other economic conditions. Commercial loans include foreign trade loans, leasing contracts and factored receivables.

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

Mortgage loans. The risk index of our residential mortgage loans as of December 31, 2015, 2016 and 2017 was 0.4%, 0.6% and 0.8%, respectively.

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

Consumer loans. The risk index of our consumer loans as of December 31, 2015, 2016 and 2017 was 3.9%, 4.7% and 5.4%, respectively.

The division also created a risk committee, or the Risk Committee, comprised of directors and senior executives that continuously monitor division activities based on the objectives of the bank and the business unit.

We consider Itaú Corpbanca’s Risk Index to be an important indicator of the quality of Itaú Corpbanca’s loan portfolio.

Our Risk Index as of December 31, 2015 and 2016 (calculated using general ledger balances) was:

RISK INDEX
			% Change
	as of December 31,		from
	2015	2016	2016/2015
	(in millions of constant Ch$ as of December 31, 2016 except for percentages)
Total loans (calculated pursuant to IFRS)	6,801,071	21,003,952	208.8%
Commercial loans	4,566,466	14,634,471	220.5%
Mortgage loans	1,533,848	3,888,517	153.5%
Consumer loans	700,757	2,480,964	254.0%

Allowances for loan losses (calculated pursuant to IFRS)	95,579	559,304	485.2%
Commercial loans	61,995	418,928	575.7%
Mortgage loans	6,251	23,472	275.5%
Consumer loans	27,333	116,904	327.7%

Allowances for loan losses as a percentage of total loans	1.4%	2.7%	89.5%
Commercial loans	1.4%	2.9%	110.9%
Mortgage loans	0.4%	0.6%	48.1%
Consumer loans	3.9%	4.7%	20.8%

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

Our Risk Index as of December 31, 2016 and 2017 (calculated using general ledger balances) was:

RISK INDEX
	as of December 31,		% Change from
	2016	2017	2017/2016
	(in millions of constant Ch$ as of December 31, 2017 except for percentages)
Total loans (calculated pursuant to IFRS)	21,003,952	20,382,605	(3.0)%
Commercial loans	14,634,471	13,716,546	(6.3)%
Mortgage loans	3,888,517	4,152,753	6.8%
Consumer loans	2,480,964	2,513,306	1.3%

Allowances for loan losses (calculated pursuant to IFRS)	559,304	618,527	10.6%
Commercial loans	418,928	446,914	6.7%
Mortgage loans	23,472	35,019	49.2%
Consumer loans	116,904	136,594	16.8%

Allowances for loan losses as a percentage of total loans	2.7%	3.0%	14.0%
Commercial loans	2.9%	3.3%	13.8%
Mortgage loans	0.6%	0.8%	39.7%
Consumer loans	4.7%	5.4%	15.3%

During 2017, our loan portfolio and, therefore, our allowances for loan losses were negatively impacted by (i) lower credit demand from companies for investment purposes limiting our commercial loan portfolio expansion in Chile, and (ii) a downward trajectory of the economic activity in Colombia also impacting our loan portfolio growth.

Our loan portfolio decreased 3.0% and was mainly impacted by the decrease in our commercial loans from Ch$14,634,471 million to Ch$13,716,546 million. On the other hand, both our mortgage loan portfolio, and our consumer loan portfolio increased (6.8% and 1.3%, respectively). Our mortgage loans, which is the business unit with the lowest level of risk, increased from Ch$3,888,517 million in 2016 to Ch$4,152,753 million 2017 and our consumer loans, the business unit with the highest level of risk, increased from Ch$2,480,964 million in 2016 to Ch$2,513,306 million in 2017 As of December 31, 2017, commercial loans, mortgage loans and consumer loans represented 67.3%, 20.4% and 12.3% of our total loan portfolio.

Consumer loans represent the single highest level of risk in our loan portfolio. As of December 31, 2017, the risk index of this business unit was 5.4%, while our commercial loans had a risk index of 3.3%. Our mortgage loans had the lowest risk index of 0.8%.

Our consumer loan portfolio may experience loan losses due to the absence of collateral in respect of unsecured loans, insufficient collateral in collateralized loans, and risks relating to the circumstances of individual borrowers, including unemployment or incapacitation of our consumer borrowers.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis of our loans by type and time remaining to maturity as of December 31, 2017:

	Due in 1 year	Due after 1 year through 5 years	Due after 5 years	Balance as of December 31, 2017
	(in millions of constant Ch$ as of December 31, 2017)
Commercial loans	4,176,320	2,785,705	4,154,051	11,116,076
Foreign trade loans	671,660	19,216	9,857	700,733
Checking account debtors	139,348	0	0	139,348
Factoring operations	138,416	2,322	0	140,738
Student loans	211	8,120	644,672	653,003
Leasing transactions	53,781	326,713	560,295	940,789
Other loans and receivables	21,877	3,982	0	25,859
Subtotals	5,201,613	3,146,058	5,368,875	13,716,546
Letters of credit loans	546	9,667	37,187	47,400
Endorsable mutual mortgage loans	403	6,258	129,258	135,919
Other mutual mortgage loans	59,545	44,227	3,557,128	3,660,900
Leasing transactions	1,227	11,021	269,887	282,135
Other loans and receivables	14	616	25,769	26,399
Subtotals	61,735	71,789	4,019,229	4,152,753
Consumer loans	296,448	1,193,118	320,483	1,810,049
Checking account debtors	207,501	0	0	207,501
Credit card debtors	343,949	77,220	0	421,169
Consumer leasing transactions	725	9,012	1,439	11,176
Other loans and receivables	63,411	0	0	63,411
Subtotals	912,034	1,279,350	321,922	2,513,306
Subtotal loans	6,175,382	4,497,197	9,710,026	20,382,605
Loans and receivables to banks				36,281
Total loans				20,418,886

The following table presents the interest rate analysis of our outstanding loans due after one year as of December 31, 2017.

As of December 31, 2017
Variable interest rate
Ch$	964,368
UF	983,214

Ch$ indexed to US$	269
Foreign currency	2,758,273
Subtotal	4,706,124

Fixed interest rate
Ch$	2,277,049
UF	5,590,795
Ch$ indexed to US$	5,151
Foreign currency	1,628,104
Subtotal	9,501,099
Total	14,207,223

The following table sets forth an analysis of our foreign loans by type and time remaining to maturity as of December 31, 2017:

2017	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 year	Total
	(in millions of constant Ch$ as of December 31, 2017)
Commercial loans	8,658	50,063	85,492	144,214
Foreign loans (*)	1,688,511	1,172,685	2,085,815	4,947,010

Total	1,697,169	1,222,748	2,171,307	5,091,224

(*)                     Includes commercial, mortgage and consumer loans.

Loans by Economic Activity

The following table sets forth as of the dates indicated, an analysis of our loan portfolio before provisions based on the borrower’s principal business activity:

20-F 2017

	Domestic Loans as of December 31,			Foreign Loans as of December 31,			Total Loans as of December 31,			Distribution percentage as of December 31,
	2015	2016	2017	2015	2016	2017	2015	2016	2017	2015	2016	2017

Loans by Economic Activity
Manufacturing	444,647	1,065,647	987,900	—	155,749	52,591	444,647	1,221,396	1,040,491	6.54%	5.81%	5.11%
Mining and Petroleum	203,501	428,384	445,907	—	275,056	198,154	203,501	703,440	644,061	2.99%	3.35%	3.16%
Electricity, Gas and Water	293,538	720,818	531,474	29,761	414,511	405,009	323,299	1,135,329	936,483	4.75%	5.41%	4.59%
Agriculture and Livestock	74,460	262,449	298,517	44,379	165,296	117,413	118,839	427,745	415,930	1.75%	2.04%	2.04%
Forestry and wood extraction	25,146	28,853	8,213	—	6,494	30,594	25,146	35,347	38,807	0.37%	0.17%	0.19%
Fishing	30,433	58,770	13,912	—	—	—	30,433	58,770	13,912	0.45%	0.28%	0.07%
Transport and storage	253,955	442,468	424,223	56,575	251,885	244,254	310,530	694,353	668,477	4.57%	3.31%	3.28%
Communications	13,954	31,712	29,377	—	48,448	65,062	13,954	80,160	94,439	0.21%	0.38%	0.46%
Construction	294,772	1,359,125	1,368,244	1,550	265,669	269,876	296,322	1,624,794	1,638,120	4.36%	7.74%	8.04%
Commerce	473,926	912,877	999,639	6,719	801,712	713,211	480,645	1,714,589	1,712,850	7.07%	8.16%	8.40%
Services	1,458,307	2,869,113	2,619,520	63,870	1,418,260	1,161,213	1,522,177	4,287,373	3,780,733	22.38%	20.41%	18.55%
Others	796,973	2,465,332	2,384,400	—	185,843	347,843	796,973	2,651,175	2,732,243	11.72%	12.62%	13.41%
Subtotal Commercial Loans	4,363,612	10,645,548	10,111,327	202,854	3,988,923	3,605,219	4,566,466	14,634,471	13,716,546	67.14%	69.68%	67.30%

Mortgage Loans (1)	1,533,848	3,360,930	3,635,993	—	527,587	516,760	1,533,848	3,888,517	4,152,753	22.56%	18.51%	20.37%
Consumer Loans (1)	700,757	1,353,422	1,544,062	—	1,127,542	969,244	700,757	2,480,964	2,513,306	10.30%	11.81%	12.33%
Total	6,598,217	15,359,900	15,291,382	202,854	5,644,052	5,091,223	6,801,071	21,003,952	20,382,605	100%	100%	100%

(1)                     Figures prepared according to IFRS. We have classified our loan portfolio taking into account the debtor that receives the loan.

Foreign Country Outstanding Loans

Our cross-border outstanding loans are principally trade-related. The table below lists our total amounts outstanding to borrowers in foreign countries as of December 31, 2015, 2016 and 2017. This table does not include foreign trade-related loans to Chilean borrowers.

	As of December 31
	2015	2016	2017
	(in millions of constant Ch$)
Argentina	—	107	3,028
Bahamas	3,568	—	—
Brazil	9,508	7,128	4,386
British Virgin Islands	—	6,725	6,154
Colombia	112,637	5,199,713	4,807,040
Costa Rica	—	1,683	—
France	—	—	923
Luxembourg	—	1,677	—
Mexico	9,334	47,923	29,199
Netherlands	—	47,701	22,974
Panama	13,237	16,509	7,047
Peru	10,191	198,428	182,712
Switzerland	44,379	40,179	—
United States	—	76,278	27,761
Total	202,854	5,644,052	5,091,223

We also maintain deposits abroad (primarily demand deposits) in foreign banks, as needed to conduct our foreign trade transactions. The table below lists the amounts of foreign deposits by country as of December 31, 2015, 2016 and 2017.

	As of December 31
	2015	2016	2017
	(in millions of constant Ch$)
Australia	6	173	523
Belgium	—	2,045	1,593
Canada	2	166	186
China	—	5	3
Colombia	—	278,098	125,597
Denmark	—	362	939
England	—	—	69
Germany	2,284	11,971	2,940
Italy	—	18	132
Japan	—	887	69
London	—	—	3,337
Mexico	—	44	31
New Zealand	5	—	20
Norway	—	39	2
Panama	—	270	755
Peru	—	—	32
Spain	—	4,620	3,713
Sweden	—	269	56
Switzerland	38	163	113
United Kingdom	—	2,012	1,051
United States	156,755	701,819	505,462
Venezuela	—	7	7
Total	159,090	1,002,968	646,630

Companies Credit Risk Division

Credit risk management is the responsibility of Corporate Risk Management, which reports to the CEO. Its objective is to ensure that risk management is a competitive advantage for the bank, through an integral management that allows the business areas to achieve their objectives, in an environment of adequate control and alignment with the risk appetite defined by the bank.

To accomplish this goal, the Corporate Risk Management combines, among others, a well-defined credit process in terms of approval, monitoring and collection procedures, a strong supervision of all stages of the credit cycle, monitoring the quality and performance of our loan portfolio and taking promptly measures over potentially non-performing loans, while ensuring strong compliance of the legal, regulatory and normative framework.

The Credit Risk Management and Control structure is segregated in Wholesale Credit Risk, Retail Credit Risk, Credit Risk Control and Operational Risk and Compliance.

Wholesale Credit Risk is accountable for the credit process of the wholesale banking business segments comprised of Corporate, Real Estate Companies, Large Enterprises, Financial Institutions, Representative Office in Peru, Risk Countries, Subsidiaries and Wholesale Remedial Unit.

Retail Credit Risk is responsible for the whole credit cycle, covering from the credit assessment to recovery management of the Retail Bank, comprised of Retail Companies, SME’s, Private Bank, Personal Bank, Itaú Branches and Banco Condell.

Credit Risk Control has a transversal function focused on monitoring the performance of the credit portfolio, assets classification and models development. Additionally, it verifies the consistency of credit policies and procedures and also generates information and analysis related to credit risk for the decision making of the different units.

Credit Review Process

Credit risk and the exposure to be assumed with regard to our clients are evaluated in accordance with the credit policies and the risk appetite that have been approved by the Board of Directors.

Risk analysis, both of our Wholesale and Retail Banking customers, is periodically performed. In Wholesale Banking, customers’ credit exposure is reviewed at least once a year, and credit limits can be reduced if potential weaknesses in loan repayment capability are detected.

A wholesale borrower’s assessment focuses on the credit history and on the reputation and management capacity of its owners, on their market position and on the demand for their products or services, on their current and projected cash, their solvency and, when applicable, on the guarantees offered in connection with the loan.

In the case of Retail Banking customers, we mainly use a centralized evaluation and decision-making process, but also a case-by-case assessment when the applicant does not fit the standard model. The credit approval process is based on an assessment of the customer’s credit behavior in the financial system, taking into account current debt, credit history, income and expense level, ability to pay, personal assets and previous experience (if any) with the bank.

Wholesale Credit Risk

The credit evaluation process is carried out on a case-by-case assessment of each of our customers. Our internal approval governance structure ensures that credit decisions are adjusted to the risk acceptance parameters, identifying potential risks while keeping a healthy composition of our loan portfolio, aligned with our strategy, commercial objectives and risk’s appetite.

Before granting credits to a wholesale customer, we perform an analysis to assign an internal credit risk rating to each client. This internal credit risk rating is based on information such as: the client’s financial situation, cash generating capabilities and the current and projected situation on the economic sector in which it operates.

Credit decisions are made on the basis of the precedents indicated in the procedures manual of each business segment, with at least the following elements of analysis: market and competition, current and projected financial situation and cash flow, customer experience, relationship with the bank and collateral.

Credit committees are structured according to the customer’s credit risk rating and the credit limit submitted to the committee’s decision. Any rejection by the committee of a credit proposal may be raised to be evaluated by the upper committee instance.

Retail Credit Risk

In Retail Banking, credit risk management is responsible for the entire credit cycle, from the credit assessment to the collection of the retail business units.

The credit risk management process for customers of the different segments of Retail Banking is composed of the following stages:

Credit Initiation.

Our credit initiation process consists of:

•      Admission Scores, using internal and external information. Risk cuts are applied according to each customer segment. Credit requests collect socio-demographic information that supports our risk analysis and our control of compliance with credit policies.

•      Accountability and Responsibility (tied to incentive plans). Branch managers know their customers and they are responsible for credit decisions but they must first seek approval with a credit risk officer.

•      Analytical Driven Sales Process. We know the customers that we want and we guide the search for prospects, according to this definition. We permanently offer pre-approved offers of consumer loans, credit cards and revolving credit lines to our current customers, whose risk profile is within the cut-off threshold and the parameters established under our credit policy. Additionally, we use traditional credit review processes, where credit proposals are evaluated and authorized by a credit expert.

•      Control Environment. To assess the loan authorization ability (approving credit worthy customers and declining non-credit worthy customers), early delinquency rates are periodically monitored and the sales mix is controlled frequently, according with risk categories.

Maintenance.

We strive to have high market share in the most profitable business units (low-medium risk and medium-high usage) and low market share in the lowest profitable business units (high risk or low usage). The maintenance process is composed of:

•      Renewals/Non-Renewals (Revolving Products). Renewals and non-renewals are based on customer payment behavior and profitability.

•      Campaigns. Top-up and cross-selling offers are implemented. Credits are offered permanently to our current customers, such as pre-approved installments credits, revolving credit lines and credit cards. Our goal is maximize the share of client base in our most profitable business units.

Collection.

We focus on having a high quality collection process, with a consistent strategy, specialized vendors, products and differentiated policies. The collection process is composed of:

•      Collection Strategy. Our collection strategy is currently based on geographic coverage and delinquency buckets. Delinquent customers are reported to credit bureaus.

•      Vendors. Our vendors provide physical collection coverage, benchmarks and sometimes testing pilots with special strategies (champion/challenger). Also, the continuity plan requires the use of vendors in cases of emergency and union instability, among others.

•      Policies and Products. Rewrites, remedial offers and payments agreements are made according to the proposal and real payment intention of the debtors. The objective is to maximize the capital recovery.

•      Control Environment and support. Reliable information management systems are used, which allow us to have a controlled process. We have a collection system and predictive dialers for telephony.

Write-off Policy, Recovery and Planning.

The write-off policy, recovery and planning process consists of:

•      Write-off Policy. Our write-off policy is in accordance with the regulations defined by the regulatory entity in Chile, the SBIF. This is based on the type of product and the existence of collateral. For the consumer portfolio, the write-off is made after six months of delinquency; for commercial loans, the write-off is made at 24 or 36 months of delinquency, depending on the existence of collateral, and at 48 months for mortgages loans.

•      Loan Loss Reserve. History of defaults, recoveries, write-offs and collection expenses are used to calculate each portfolio. Back Testing Analyses are periodically performed in order to ensure the right coverage, as well as models performance.

Classification of Loan Portfolio

Loan Portfolio is divided into: (1) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (2) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 125% of the amount of the loan); and (3) commercial loans (including all loans other than consumer loans and residential mortgage loans).

Loans Analyzed on an Individual Basis

For individually analyzed commercial loans, we use a risk classification process that combines parametrical variables with expert judgment, to assign risk categories to each individually analyzed customer. This process considers financial risk factors such as profitability, payment ability and financial indebtedness, and qualitative risk factors such as the economic sector in which the customer develops its activities, the management and experience of the owners, and its historical payment behavior.

As a result of this classification process, we differentiate the normal loans from the impaired ones, identifying three mayor categories:

1.                          Customers classified in risk categories A1, A2, A3, A4, A5 or A6. These customers are current or have less than 30 days overdue on their payment obligations and show no significant signs of deterioration in their credit quality.

2.                          Customers classified in risk categories B1, B2, B3 or B4. These customers are overdue between 30 and 89 days on their payment obligations, thus showing a certain level of deterioration in their credit quality.

3.                          Customers classified as C1, C2, C3, C4, C5 or C6. This portfolio includes customers whose loans with us have been in default (over 90) or are being managed by a specialized collection area.

For loans classified as A1, A2, A3, A4, A5, A6, B1, B2, B3 and B4, we assign a specific allowance percentage on an individual basis to each rating. The amount of the allowance for loan losses is determined based on debt servicing capacity, the company’s financial history, solvency and capacity of shareholders and management and projections for the industry sector in which the customer operates. There is a determined allowance percentage by group of customers with similar characteristics (i.e., A1, A2, A3, A4, A5, A6, B1, B2, B3 and B4).

Estimated Incurred Loan Loss = Allowance for Loan Losses

The Estimated Incurred Loan Loss (EIL), is determined by multiplying the risk factors as defined in the following equation:

EIL	=	EAD X Pd X LGD X LIP
EAD	=	Exposure at Default
PD	=	Probability of Default
LGD	=	Loss Given the Default
LIP	=	Loss Identification Period

Estimated Incurred Loss (EIL) means the amount of impairment losses that are incurred, only if there is objective evidence that the estimated future cash flows of the financial asset or group of financial assets is impaired as a result of a loss event.

Exposure at Default (EAD) is the loan amount outstanding at the balance sheet date that is considered in the calculation and not any future movements and draw downs.

Probability of Default (PD) means the probability, expressed as a percentage that a customer will default within the next 12 months. This percentage is associated with the rating that given to each client.

Loss Identification Period (LIP) means the period between the time at which the event occurs and the date when the entity identifies it.

Loss Given Default (LGD) means the effective loss rate given for default to customers in the same risk category, which is determined statistically based on the historical effective losses.

Allowances for loan losses for each C risk category are based mainly on the value of the collateral, adjusted for the estimated expenses associated with the recovery and asset sale discounted by the effective interest rate. The allowance percentage for each category is then based mostly on the level of collateral.

Loans Analyzed on a Group Basis

For the consumer loan and group-evaluated commercial loan portfolio the allowances for credit risk are determined by statistical models. The population (clients) is first profiled with a wide range of variables such as demographic variables, payment behavior, aging of the balance of the loan, in order to determine “probability of default” factors indicating transfer into the normalization portfolio.

Each profile in the group-evaluated loan portfolio has aggregated information basically, historical loss experience (less recoveries).

This historical loss experience, which represents the derived loan loss allowance percentage, is applied by profile to the consumer and commercial loan portfolio, taking into consideration, if applicable, any additional factors, such as increase in the unemployment rate in the country, economic downswings, etc. based upon more recent experience, should they affect the level of necessary loan loss reserves.

The sufficiency of provisions is permanently monitored, with the objective of ensuring an adequate coverage. For this, loan loss allowances are compared against the effective losses and against the default portfolio, with thresholds of pre-defined alerts and with an established governance framework for the review of these parameters.

Total Loans — Models Based on Group Analysis

The following tables provide statistical data regarding the classification of our loans as of the end of each of the years indicated below, applying the classification explained in prior pages:

	As of December 31, 2015
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Commercial	682,579	7,061	1.0%
Leasing commercial	18,519	132	0.7%
Factoring commercial	4,883	119	2.4%
Student loans	177,023	3,769	2.1%
Consumer	700,448	27,332	3.9%
Leasing consumer	309	1	0.3%
Mortgage	1,533,848	6,251	0.4%
Leasing mortgage	—	—	—

	As of December 31, 2016
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Commercial	1,418,823	36,816	2.6%
Leasing commercial	111,455	3,508	3.2%
Factoring commercial	4,052	177	4.4%
Student loans	610,315	12,369	2.0%
Consumer	2,463,873	116,332	4.7%
Leasing consumer	17,091	572	3.4%
Mortgage	3,600,188	18,227	0.5%
Leasing mortgage	288,329	5,245	1.8%

	As of December 31, 2017
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Commercial	1,202,416	129,038	10.7%
Leasing commercial	77,352	6,837	8.8%
Factoring commercial	12,267	93	0.8%
Student loans	653,003	12,794	2.0%
Consumer	2,502,130	136,196	5.4%
Leasing consumer	11,176	398	3.6%
Mortgage	3,870,618	26,059	0.7%
Leasing mortgage	282,135	8,960	3.2%

Consumer Loans — Models Based on Group Analysis

	As of December 31, 2015
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Credit cards	197,425	4,834	2.4%
Lines of credit	113,341	3,428	3.0%
Other revolving	326	326	100%
Installment consumer loans	358,481	8,378	2.3%
Card loans	—	—	—
Salary discount loans	4,862	122	2.5%
Renegotiation	26,009	10,243	39.4%
Others	3	—	—

	As of December 31, 2016
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Credit cards	414,903	18,390	4.4%
Lines of credit	259,045	15,244	5.9%
Other revolving	3,889	655	16.9%
Installment consumer loans	1,060,901	31,652	3.0%
Card loans	26,252	859	3.3%
Salary discount loans	570,120	20,316	3.6%
Renegotiation	128,722	29,205	22.7%
Others	42	12	29.6%

	As of December 31, 2017
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Credit cards	421,169	20,182	4.8%
Lines of credit	267,001	18,306	6.9%
Other revolving	3,893	581	14.9%
Installment consumer loans	1,168,078	33,195	2.8%
Card loans	21,308	775	3.6%
Salary discount loans	469,951	20,699	4.4%
Renegotiation	150,706	42,450	28.2%
Others	24	8	33.7%

Analysis of Our Loan Classification

The following tables provide statistical data regarding the classification of our loans as of the end of each of the three years, applying the classification explained in prior pages:

2015

	Individual Portfolio										Group Portfolio
	Normal Portfolio						Impaired Portfolio				Normal Portfolio	Impaired Portfolio
As of December 31, 2016	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Total			Total	General Total
						(in millions of Ch$)
Loans and receivables from banks	35,506	60,395	3,567	—	—	—	—	—	—	99,468	—	—	—	99,468
Allowances for loan losses	13	49	8	—	—	—	—	—	—	70	—	—	—	70
As percentage of total loans	0.04%	0.08%	0.22%	—	—	—	—	—	—	0.07%	—	—	—	0.07%

Loans and receivable from customers Commercial loans:
Commercial loans	12,155	162,931	1,259,304	1,059,879	152,478	231,136	12,627	29,873	37,617	2,958,000	598,460	48,061	646,521	3,604,521
Foreign trade loans	—	70,317	186,081	92,216	25,507	22,099	2,933	6,057	18,748	423,958	5,351	11	5,362	429,320
Checking account debtors	2	2,865	3,735	5,443	1,268	1,315	528	47	948	16,151	21,977	986	22,963	39,114
Factoring operations	5,559	5,740	21,619	15,119	2,053	1,430	112	—	717	52,349	4,854	29	4,883	57,232
Student loans	—	—	—	—	—	—	—	—	—	—	167,195	9,828	177,023	177,023
Leasing transactions	—	11,614	90,037	63,768	21,626	15,527	3,322	2,167	22,175	230,236	18,088	431	18,519	248,755
Other loans and receivables	52	93	1,487	640	180	215	12	12	77	2,768	7,718	15	7,733	10,501
Subtotal Commercial loans	17,768	253,560	1,562,263	1,237,065	203,112	271,722	19,534	38,156	80,282	3,683,462	823,643	59,361	883,004	4,566,466
Allowances for loan losses	9	254	1,691	5,297	3,984	4,615	1,681	4,905	28,590	51,026	5,350	5,619	10,969	61,995
As percentage of total loans	0.05%	0.10%	0.11%	0.43%	1.96%	1.70%	8.61%	12.86%	35.61%	1.39%	0.65%	9.47%	1.24%	1.36%
Consumer loans											662,936	37,821	700,757	700,757
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	13,721	13,612	27,333	27,333
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	2.07%	35.99%	3.90%	3.90%
Mortgage loans											1,469,501	64,347	1,533,848	1,533,848
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	2,846	3,405	6,251	6,251
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	0.19%	5.29%	0.41%	0.41%
Total loans and receivable to customers	17,768	253,560	1,562,263	1,237,065	203,112	271,722	19,534	38,156	80,282	3,683,462	2,956,080	161,529	3,117,609	6,801,071
Allowances for loan losses	9	254	1,691	5,297	3,984	4,615	1,681	4,905	28,590	51,026	21,917	22,636	44,553	95,579
As percentage of total loans	0.05%	0.10%	0.11%	0.43%	1.96%	1.70%	8.61%	12.86%	35.61%	1.39%	0.74%	14.01%	1.43%	1.41%
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

2016

	Individual Portfolio										Group Portfolio
	Normal Portfolio						Impaired Portfolio				Normal Portfolio	Impaired Portfolio
As of December 31, 2016	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Total			Total	General Total
	(in millions of Ch$)
Loans and receivables from banks	37,960	76,834	33,751	2,235	—	—	—	—	—	150,780	—	—	—	150,780
Allowances for loan losses	14	85	74	39	—	—	—	—	—	212	—	—	—	212
As percentage of total loans	0.04%	0.11%	0.22%	1.74%	—	—	—	—	—	0.14%	—	—	—	0.14%
Loans and receivable from customers
Commercial loans:
Commercial loans	47,699	204,313	2,647,749	3,852,211	2,438,286	509,927	288,559	124,372	533,585	10,646,701	1,195,886	113,777	1,309,663	11,956,364
Foreign trade loans	—	727	150,548	337,499	113,418	34,313	21,950	7,419	67,299	733,173	20,198	773	20,971	754,144
Checking account debtors	2	407	10,443	19,249	20,847	7,218	2,140	914	3,452	64,672	65,640	3,389	69,029	133,701
Factoring operations	11,811	9,550	20,040	15,093	11,729	2,903	128	—	835	72,089	3,713	339	4,052	76,141
Student loans	—	—	—	—	—	—	—	—	—	—	583,776	26,539	610,315	610,315
Leasing transactions	4,234	6,064	107,786	307,019	325,678	62,920	54,327	6,998	87,025	962,051	104,279	7,176	111,455	1,073,506
Other loans and receivables	111	312	2,101	3,264	3,318	664	493	51	826	11,140	17,446	1,714	19,160	30,300

Subtotal Commercial loans	63,857	221,373	2,938,667	4,534,335	2,913,276	617,945	367,597	139,754	693,022	12,489,826	1,990,938	153,707	2,144,645	14,634,471

Allowances for loan losses	—	28	5,463	33,775	47,643	23,149	14,663	21,760	219,577	366,058	21,337	31,533	52,870	418,928
As percentage of total loans	—	0.01%	0.19%	0.74%	1.64%	3.75%	3.99%	15.57%	31.68%	2.93%	1.07%	20.52%	2.47%	2.86%
Consumer loans											2,387,009	93,955	2,480,964	2,480,964
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	65,934	50,970	116,904	116,904
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	2.76%	54.25%	4.71%	4.71%

Mortgage loans											3,755,370	133,147	3,888,517	3,888,517
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	12,494	10,978	23,472	23,472
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	0.50%	12.51%	0.60%	0.60%

Total loans and receivable to customers	63,857	221,373	2,938,667	4,534,335	2,913,276	617,945	367,597	139,754	693,022	12,489,826	8,133,317	380,809	8,514,126	21,003,952
Allowances for loan losses	—	28	5,463	33,775	47,643	23,149	14,663	21,760	219,577	366,058	99,765	93,481	193,246	559,304
As percentage of total loans	—	0.09%	0.11%	0.82%	1.80%	2.86%	4.6%	14.3%	33.8%	3.06%	1.23%	24.55%	2.27%	2.66%

Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

2017

	Individual Portfolio										Group Portfolio
	Normal Portfolio						Impaired Portfolio				Normal Portfolio	Impaired Portfolio
As of December 31, 2017	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Total			Total	General Total
													(in millions of Ch$)
Loans and receivables from banks	862	42,105	23,025	4,293	—	—	—	—	—	70,285	—	—	—	70,285
Allowances for loan losses	—	76	132	—	—	—	—	—	—	208	—	—	—	208
As percentage of total loans	—	0.18%	0.57%	—	—	—	—	—	—	0.30%	—	—	—	0.30%
Loans and receivable from customers
Commercial loans:
Commercial loans	34,371	188,865	2,651,517	3,263,945	2,423,298	593,069	158,313	106,093	606,942	10,026,413	980,093	109,570	1,089,663	11,116,076
Foreign trade loans	—	—	150,154	244,954	145,609	13,995	17,078	8,085	85,032	664,907	27,168	8,658	35,826	700,733
Checking account debtors	633	922	13,317	25,229	24,647	5,443	4,345	640	4,447	79,623	48,594	11,131	59,725	139,348
Factoring operations	27,456	9,726	17,735	50,559	18,656	3,443	598	—	298	128,471	12,202	65	12,267	140,738
Student loans	—	—	—	—	—	—	—	—	—	—	598,717	54,286	653,003	653,003
Leasing transactions	2,186	7,059	94,226	269,425	310,915	66,536	25,076	5,783	82,231	863,437	70,641	6,711	77,352	940,789
Other loans and receivables	3	59	508	2,972	3,509	563	126	39	878	8,657	13,817	3,385	17,202	25,859

Subtotal Commercial loans	64,649	206,631	2,927,457	3,857,084	2,926,634	683,049	205,536	120,640	779,828	11,771,508	1,751,232	193,806	1,945,038	13,716,546

Allowances for loan losses	21	197	2,153	22,819	52,873	16,509	6,087	2,315	195,178	298,152	57,057	91,705	148,762	446,914
As percentage of total loans	—	0.10%	0.07%	0.59%	1.81%	2.42%	2.96%	1.92%	25.03%	2.53%	3.26%	47.32%	7.65%	3.26%
Consumer loans											2,396,246	117,060	2,513,306	2,513,306
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	93,255	43,339	136,594	136,594
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	3.89%	37.02%	5.43%	5.43%

Mortgage loans											3,975,744	177,009	4,152,753	4,152,753
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	22,730	12,289	35,019	35,019
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	0.57%	6.94%	0.84%	0.84%

Total loans and receivable to customers	64,649	206,631	2,927,457	3,857,084	2,926,634	683,049	205,536	120,640	779,828	11,771,508	8,123,222	487,875	8,611,097	20,382,605
Allowances for loan losses	21	197	2,153	22,819	52,873	16,509	6,087	2,315	195,178	298,152	173,042	147,333	320,375	618,527
As percentage of total loans	—	0.10%	0.07%	0.59%	1.81%	2.42%	2.96%	1.92%	25.03%	2.53%	2.13%	30.20%	3.72%	3.03%

Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Classification of Loan Portfolio Based on the Customer’s Payment Performance

The following tables set forth the amounts that are current as to payments and interest and the amounts that are overdue under IFRS, as of the dates indicated:

Total Loans

	As of December 31,
	2015	2016	2017
	(in millions of Ch$, except for percentages)
Current	6,524,210	19,763,116	19,266,605
Overdue 1-29 days	110,765	615,893	396,178
Overdue 30-89 days	74,999	272,243	257,807
Overdue 90-180 days	27,200	143,166	177,728
Overdue 181-240 days	7,331	52,791	58,703
Overdue 241-360 days	11,012	56,011	80,146
Overdue more than 360 days	45,554	100,732	145,437
Total loans (excludes interbank loans)	6,801,071	21,003,952	20,382,605

Analysis of Impaired Loans, Non-Performing Loans and Past Due Loans

The following tables analyze our impaired loans and past due loans and the allowances for loan losses existing as of the dates indicated:

	As of December 31,
	2015	2016	2017
	(in millions of Ch$ except for percentages)
Total loans	6,801,071	21,003,952	20,382,605
Impaired loans(1)	241,811	1,073,831	1,267,703
Allowance for loan losses	95,579	559,304	618,527
Impaired loans as a percentage of total loans	3.6%	5.1%	6.2%
Non-performing loans(2)	91,097	352,700	462,015
Non-performing loans as a percentage of total loans(1)	1.3%	1.7%	2.3%
Past due loans(3)	51,241	112,450	131,021
Past due loans as a percentage of total loans	0.8%	0.5%	0.6%
Allowance for loans losses as a percentage of:
Total loans	1.4%	2.7%	3.0%
Total impaired loans	39.5%	52.1%	48.8%
Total non-performing loans	104.9%	158.6%	133.9%
Total amounts past due	186.5%	497.4%	472.1%

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

The following table provides further information on our non-performing loans:

As of December 31, 2017	Between 90-180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Commercial Loans	95,917	50,327	69,079	104,054	319,378
Mortgages Loans	32,958	8,376	11,067	41,383	93,784
Consumer Loans	48,853	—	—	—	48,853
Total loans (excludes interbank loans)	177,728	58,703	80,146	145,437	462,015

As of December 31, 2016	Between 90-180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Commercial Loans	58,494	44,543	45,334	73,827	222,198
Mortgages Loans	39,268	8,248	10,677	26,905	85,098
Consumer Loans	45,404	—	—	—	45,404
Total loans (excludes interbank loans)	143,166	52,791	56,011	100,732	352,700

As of December 31, 2015	Between 90-180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Loans and receivables to customers
Commercial Loans	7,238	4,651	8,137	29,496	49,522
Mortgages Loans	6,417	2,680	2,875	16,058	28,030
Consumer Loans	13,545	—	—	—	13,545
Total loans (excludes interbank loans)	27,200	7,331	11,012	45,554	91,097

Analysis of Allowances for Loan Losses

The following table analyzes our provisions for loan losses charged to income and changes in the allowances attributable to write-offs, allowances released, recoveries, allowances on loans acquired:

	As of December 31,
	2015	2016	2017
	(in millions of Ch$ except for percentages)
Allowances for loan losses at beginning of period	98,349	95,579	559,304
Allowances on acquired loans
Charge-offs	(52,485)	(188,095)	(233,361)
Provisions established	199,353	674,034	819,268
Provisions released (1)	(148,136)	(404,794)	(472,305)
Integration Itaú Corpbanca	—	442,947	—
Impairment	—	—	—
Use provision	(1,502)	(58,746)	(9,760)
Exchange rate differences (2)	—	(1,621)	(44,619)
Allowances for loan losses at end of period	95,579	559,304	618,527
Ratio of charge-offs to average loans	0.8%	1.1%	1.1%
Allowances for loan losses at end of period as a percentage of total loans	1.4%	2.7%	3.0%
Allowances for loan losses at end of period	95,579	559,304	618,527

(1)                     Represents the aggregate amount of provisions for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.

(2)                     Reflects the effect of inflation on the allowances for loan losses at the beginning of each period.

Our policy with respect to write-offs is as disclosed in Note 1(q) to our financial statement included herein. The following table shows the write-offs breakdown by loan category:

	As of December 31,
	2015	2016	2017
	(in millions of Ch$)
Consumer loans	32,132	94,294	115,708
Mortgage loans	2,964	8,157	8,303
Commercial loans	17,389	85,644	109,350
Total	52,485	188,095	233,361

The following table shows loan loss recoveries by loan category for the periods indicated:

	As of December 31,
	2015	2016	2017
	(in millions of Ch$)
Bank debt	—	—	—
Consumer loans	5,818	13,088	16,419
Mortgage loans	616	1,285	1,908
Commercial loans	1,871	8,898	13,236
Total	8,305	23,271	31,563

Based on information available regarding our debtors, we believe that our allowances for loan losses are sufficient to cover known probable losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Allocation of Allowances for Loan Losses

The following tables set forth, as of December 31, 2015, 2016 and 2017, allowances for loan losses that were attributable to our commercial, consumer and mortgage loans as of each date. Under IFRS, the fair value of a loan portfolio acquired should be shown as recorded upon acquisition under IFRS 3, business combination.

	As of December 31, 2017
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)
Commercial loans	446,914	3.3%	2.2%	67.2%
Consumer loans	136,594	5.4%	0.7%	12.3%
Residential mortgage loans	35,019	0.8%	0.2%	20.3%
Loans and receivables to banks	208	0.6%	0.0%	0.2%
Total allocated allowances	618,735	3.0%	3.0%	100%

	As of December 31, 2016
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)
Commercial loans	418,928	2.9%	2.0%	69.2%
Consumer loans	116,904	4.7%	0.6%	11.7%
Residential mortgage loans	23,472	0.6%	0.1%	18.4%
Loans and receivables to banks	212	0.1%	0.0%	0.7%
Total allocated allowances	559,516	2.6%	2.6%	100%

	As of December 31, 2015
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)
Commercial loans	61,995	1.4%	0.9%	66.2%
Consumer loans	27,333	3.9%	0.4%	10.2%
Residential mortgage loans	6,251	0.4%	0.1%	22.2%
Loans and receivables to banks	70	0.1%	0.0%	1.4%
Total allocated allowances	95,649	1.4%	1.4%	100%

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2015, 2016 and 2017.

	As of December 31,
	2015	2016	2017
	(in millions of Ch$)
Checking accounts	769,258	2,591,618	2,473,283
Other demand liabilities	212,091	1,861,573	1,668,384
Saving accounts	—	32,425	28,410
Time deposits	3,952,573	11,549,010	10,036,583
Other commitments	—	275	250
Total	4,933,922	16,034,901	14,206,910

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2017, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the CPI.

	As of December 31, 2017
	Ch$	UF	Foreign Currency	Total
	(In %)
Demand deposits	24.45	0.95	40.41	29.15
Savings accounts	—	0.97	0.38	0.20
Time deposits:
Maturing within 3 months	38.07	33.31	25.53	33.03
Maturing after 3 but within 6 months	16.57	15.52	10.07	14.04
Maturing after 6 but within 12 months	17.94	1.57	11.26	14.45
Maturing after 12 months	2.96	47.68	12.35	9.12
Total time deposits	75.55	98.08	59.21	70.65
Total deposits	100%	100%	100%	100%

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2017.

	As of December 31, 2017
	Ch$	UF	Foreign Currency	Total
	(in millions of constant Ch$)
Maturing within 3 months	2,237,081	257,925	1,524,871	4,019,877
Maturing after 3 but within 6 months	1,310,465	125,062	501,039	1,936,566
Maturing after 6 but within 12 months	1,431,266	12,456	589,631	2,033,353
Maturing after 12 months	236,436	392,014	656,238	1,284,688
Total time deposits	5,215,248	787,457	3,271,779	9,274,484

Minimum Capital Requirements

The following table sets forth our minimum capital requirements as of December 31, 2015, 2016 and 2017.

	As of December 31,
	2015	2016	2017
	(in millions of constant Ch$ except for percentages)
Net capital base	792,503	3,173,516	3,189,876
3% total assets net of provisions	(293,014)	(957,058)	(915,261)
Excess over minimum required equity	499,489	2,216,458	2,274,615
Net capital base as a percentage of the total assets, net of provisions	8.11%	9.95%	10.46%
Effective net equity	871,029	3,252,175	3,249,572
10% of the risk-weighted assets*	(587,087)	(2,319,500)	(2,215,179)
Excess over minimum required equity	283,942	932,675	1,034,393
Effective equity as a percentage of the risk-weighted assets	11.9%	14.0%	14.7%

* Except for 2015, which was 8% of the risk-weighted assets.

Our capital ratios levels increased from 11.9% to 14.0% between 2015 and 2016, following the Merger, and an increase from 14.0% to 14.7% between 2016 and 2017.

Short-term Borrowings

Our short-term borrowings (other than deposits and other obligations) totaled Ch$115,450 million, Ch$1,071,295 million and Ch$1,114,716 million as of December 31, 2015, 2016 and 2017, respectively, in accordance with IFRS.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements.

The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each such period by type of short-term borrowing.

	As of and for the Year Ended December 31,
	2015		2016		2017
	Year End Balance	Weighted Average Nominal Interest Rate	Year End Balance	Weighted Average Nominal Interest Rate	Year End Balance	Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ except for percentages)
Investments under repurchase agreements	43,727	0.34%	373,879	0.13%	416,972	0.10%
Central Bank borrowings	—	—	—	—	—	—
Domestic interbank loans	—	—	—	—	—	—
Borrowings under foreign trade credit lines	71,723	0.05%	697,416	0.08%	697,744	0.06%
Total short-term borrowings	115,450	0.16%	1,071,295	0.10%	1,114,716	0.07%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	As of and for the Year Ended December 31,
	2015		2016		2017
	Year End Balance	Weighted Average Nominal Interest Rate	Year End Balance	Weighted Average Nominal Interest Rate	Year End Balance	Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ except for percentages)
Investments under repurchase agreements	57,267	0.26%	400,252	0.12%	596,022	0.07%
Central Bank borrowings	—	—	—	—	—	—
Domestic interbank loans	—	—	3,333	0.09%	27,917	0.20%
Borrowings under foreign trade credit lines	54,015	0.06%	496,186	0.12%	578,252	0.07%
Total short-term borrowings	111,282	0.16%	899,772	0.12%	1,202,191	0.07%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2015 Month-End Balance	Maximum 2016 Month-End Balance	Maximum 2017 Month-End Balance
	(in millions of constant Ch$)
Investments under repurchase agreements	78,987	848,219	948,657
Central Bank borrowings	—	—	—
Domestic interbank loans	—	40,017	215,858
Borrowings under foreign trade credit lines	118,484	774,636	1,074,498
Other obligations	20,733	31,392	24,488

C.  ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our principal subsidiaries, as of the date of this Annual Report.

ITAÚ CORPBANCA & SUBSIDIARIES-CORPORATE STRUCTURE

April 2, 2018

Itaú Corpbanca Corredores de Bolsa S.A., Itaú Administradora General de Fondos S.A., Itaú Asesorías Financieras S.A., Itaú Corredores de Seguros S.A., CorpLegal S.A., and Itaú Corpbanca Recaudaciones y Cobranzas S.A. are incorporated and domiciled in Chile. Itaú Corpbanca New York Branch is incorporated and domiciled in the State of New York, United States. Itaú Corpbanca Colombia S.A., Itaú Securities Services Colombia S.A. Sociedad Fiduciaria, Itaú Comisionista de Bolsa Colombia S.A., Itaú Corredor de Seguros Colombia S.A. and Itaú Asset Management Colombia S.A. Sociedad Fiduciaria are incorporated and domiciled in Colombia. Itaú (Panamá) S.A. and Itaú Casa de Valores S.A. are incorporated and domiciled in Panama.

For more information about the services our subsidiaries and our New York Branch provide see “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Financial Services Offered Through Subsidiaries.”

D.  PROPERTY

Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile since 2007. As of December 31, 2017, we owned 38 of the 447 properties where our branches were located. Total branch space as of December 31, 2017 was approximately 68,073 square meters (732,728square feet). Our branches are located throughout Chile, including the Santiago metropolitan region, and Colombia, including in the cities of Bogotá, Medellín, Cali, Bucaramanga and Barranquilla.

ITEM  4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements, together with the notes thereto, included elsewhere in this Annual Report, and in conjunction with the information included under “Item 3A. Selected Financial Data” and “Item 4B. Business Overview — Selected Statistical Information.” Our consolidated financial statements as of December 31, 2015, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 have been prepared in accordance with IFRS.

Our financial statement data as of and for the years ended December 31, 2015 and 2016 are not comparable to the data as of and for the year ended December 31, 2017 because of the Merger, which was consummated on April 1, 2016. The Merger has been accounted for as a reverse acquisition, based on guidance in IFRS 3 “Business Combinations,” with Banco Itaú Chile (the legal acquiree) considered as the accounting acquirer and Corpbanca (the legal acquirer) considered as the accounting acquiree. Accordingly, the financial statements of Itaú Corpbanca for periods prior to the acquisition date of April 1, 2016 reflect the historical financial information of Banco Itaú Chile. Before the Merger, former Banco Itaú Chile (the legal acquiree) only produced financial statements pursuant to Chilean Banking GAAP, while former Corpbanca (the legal acquirer) from 2009 to 2015 issued financial statements according to Chilean Banking GAAP and according to IFRS.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Information” and “Item 3D. Risk Factors.”

INTRODUCTION

We are a banking corporation organized under the laws of Chile. Our common shares are listed on the Santiago Stock Exchange and the Chilean Electronic Exchange, and our ADSs are listed on the NYSE. We are regulated by the SBIF. We offer general commercial and consumer banking services and provide other services including factoring, collection, leasing, securities and insurance brokerage, asset management and investment banking.

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

Provisions for Loan Losses

Our allowance and provision for loan losses as recorded in our consolidated financial statements included herein have been determined in accordance with IFRS.

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

Developments in the Chilean Economy

Chile experienced a fourth year of below-potential growth in 2017, still affected by the end of the commodity boom cycle. In this context of weak activity, the labor market gradually weakened and external accounts remained at sustainable levels. International developments led the Chilean peso to appreciate from the beginning of the year, and to a significant deceleration in tradable goods inflation. The latter, coupled with the expectation of a still weak economy ahead, prompted the central bank to implement a monetary easing cycle in early 2017.

Activity was hindered by a major mining strike in the first quarter of the year 2017. The recovery of copper prices toward year-end and improving exports led to a mining boost in the second half of 2017. Consumption was a principal driver of activity in the year, first boosted by the front-loading of public expenditure and thereafter supported by recovering service consumption in the economy. Throughout the year, durable consumption was robust, aided by low inflation, a stronger currency and expansionary monetary policy. The evolvement of consumption came despite some weakening of the labor market, with the unemployment rate averaging 6.7% in 2017, up from 6.5% in 2016 and 6.2% in 2015, and the highest since 2011. Low-quality self-employment and the public sector were the driving forces behind job creation, while there was shedding of private salaried jobs.

After two consecutive years of contraction, investment boosted growth in the first half of 2016. However, investments again contracted in the second half of 2016. Investment contracted for a fourth consecutive year in 2017. Low confidence continued to hamper investment as did the slowdown of construction following the end of a tax-incentivized boom of the sector. As a result, in 2017, investments contracted by an estimated 2.4%, from the -0.8% in 2016. With copper prices recovering and a change in the political cycle, the outlook is for an investment recovery ahead. Meanwhile, the contribution from net exports improved as the year unfolded linked to the recovery copper exports and limited internal demand.

The Chilean economy expanded 1.5% during 2017, and 1.6% in 2016, the lowest growth since the international financial crisis.

Meanwhile, external accounts evolved favorably in 2017. In 2017, the current account deficit stood at US$3.6 billion (-1.5% of GDP), similar to the rate in 2016. Improving trade figures aided the full year current account balance. The trade balance saw a US$6.9 billion surplus in 2017, up from US$5.3 billion in 2016 and the highest since 2011. The low deficit highlights Chile’s limited external vulnerabilities. With copper prices set to perform favorably for most of 2018, the current account deficit will likely stay at low levels in 2018. Despite the positive evolution of the current account, weak activity and low copper prices affected foreign direct investment in 2017. In 2017, foreign direct investment fell to around US$8 billion (3.0% of GDP), from US$12.2 billion in 2016 (4.9% of GDP) and US$20.5 billion in 2015 (8.6% of GDP), its lowest dollar value since 2006.

A contained current account deficit alongside with rising copper prices resulted in a favorable performance of the Chilean peso. The gradual normalization of monetary policy by the Federal Reserve also aided the currency. After ending 2016 at Ch$670 per US$1.0, the exchange rate peaked over Ch$678 in May 2017. However, the currency declined in the second half of the year along with copper prices, ending 2017 at Ch$615. Going forward, the currency could experience some depreciation amid diverging monetary policy stance between Chile and the U.S., while copper prices moderate gradually throughout the year.

A widening output gap and a stronger currency helped inflation decelerate to 2.3% by December 31, 2017, from 2.7% in December 2016. On the back of the stronger currency, tradable goods led the disinflation process.

In this context, the Chilean Central Bank maintained the monetary policy interest rate at 2.5% after implementing the 100-bp easing cycle in the first five months of the year. However, given the slowdown in inflation and weak activity, the door remained open for additional easing during the year. In its 4Q17 Monetary Policy Report, the Chilean Central Bank anticipated stable rates for most of 2018, before initiating a mild normalization process in the second half of 2018 once the output gap begins to narrow.

As for fiscal policy, the deterioration of Chile’s debt position raised alerts and led to one notch downgrades from two rating agencies. Fitch Ratings and Standard and Poor’s revised the sovereign debt rating to ‘A’ and ‘A+’, respectively. Meanwhile, Moody’s changed its outlook from Stable to Negative but retained the ‘Aa+’ rating. Low growth and the rapid increase in government debt are key drivers in the rating amendment. The fiscal deficit in 2017 was similar to 2016 at 2.7%, the largest rates since the international financial crisis. Going forward, the expectation of higher copper prices and a growth pick up will support a narrowing of the budget deficit.

A general election was held on November 19, where a new Congress, part of the Senate and a new president of Chile was elected. The composition of the Chilean Congress and the Senate showed the coalition from the right gaining ground but failing to capture a majority. Meanwhile, former president Sebastian Piñera defeated the governing coalition’s candidate Alejandro Guillier in a December 2017 runoff vote.

Developments in the Colombian Economy

Colombia’s 2017 economic context was characterized by weak activity, reduction on inflation, an easing monetary policy cycle, improving external deficit and still significant fiscal challenges. The monetary loosening came as the supply shocks from El Niño and the previous currency weakening diminished. Weak internal demand and recovering oil prices saw the current account deficit decline to near 3.7% of GDP (from 4.3% in 2016), reducing Colombia’s vulnerability to external shocks and supporting a looser monetary policy.

On the back of tighter monetary policy in 2016 and the normalization of food prices following the end of the El Niño weather phenomenon, inflation moderated from 5.75% in December 2016 to 4.09% in December 2017. Meanwhile, private consumption slowed in 2017 affected by the contractionary monetary policy in 2016, increased consumption taxes and a loosening labor market. On the other hand, investment improved from 2016 but remained weak. Overall, activity slowed to 1.8% in 2017 from the 2.0% in 2016, one of the lowest growth rates so far this century.

With inflation on a downward trend and inflation expectations for 2017 and 2018 edging closer to the central bank’s target, the central bank embarked on a 300-bp easing cycle taking the policy rate to 4.75% by the end of 2017. With inflation seemingly under control and activity continuing to underwhelm. Although the Colombian Central Bank maintained its policy rate during the first quarter of 2018, the expectation is for the central bank to continue lowering the policy rate during 2018.

Despite the implementation of the tax reform in 2017 (that included raising the VAT rate from 16% to 19%), underwhelming activity and still low oil prices kept the pressure on fiscal metrics. This led Standard & Poor’s rating agency to lower Colombia’s long-term foreign currency sovereign credit rating by a notch, to ‘BBB-’. There is concern over Colombia’s ability to meet the fiscal targets starting in 2019 (the fiscal rule has a 1% of GDP nominal deficit target to be gradually reached by 2024, from the 4.0% deficit for 2016). The other two major rating agencies still rate Colombia one notch higher and two above investment grade. Taken a bit by surprise from the downgrade, the Finance Ministry made adjustments to spending for 2017 and 2018 to ensure alignment with the fiscal rule targets: 3.6% deficit for 2017 and 3.1% for 2018.

Colombia will hold presidential elections in May 2018 and, if necessary, a second round in June 2018. The next government taking office in August 2018 will inherit high levels of spending and the recent S&P downgrade highlights the risks ahead. Regardless of who is elected, the next president will be reluctant to meaningfully slash investment. This will make it difficult for the next administration to meet the fiscal deficit targets. Senator Iván Duque (right), recently backed by former president Alvaro Uribe, former vice president German Vargas Lleras (center-right), centrist former Medellin mayor Sergio Fajardo, and former Bogota mayor Gustavo Petro (left) look like the most competitive candidates at this stage. Duque’s plan will include cuts in corporate and consumption taxes, although these would likely be restrained by fiscal accounts. Vargas Lleras has promised a tax reform that includes a reduction in the corporate taxes and stricter control of tax evasion. He has been vocally in favor of a more flexible fiscal rule. Despite an alliance with some center-left and leftist players, Fajardo would aim to ensure macroeconomic continuity, while less eager to lower taxes. Meanwhile, Gustavo Petro has expressed his intentions to increase property and corporate taxes.

Inflation

General

In the past, Chile has experienced high levels of inflation, which has significantly affected our financial condition and results of operations during such periods. In recent years, Chile has experienced relatively low inflation rates, with sporadic episodes where price growth deviated from the Chilean Central Bank’s 2%-4% target range. In 2014, 2015, 2016 and 2017 the inflation rate was 4.6%, 4.4%, 2.7% and 2.3%, respectively. Our results of operations reflect the effect of inflation in the following ways:

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

Colombia has experienced high levels of inflation recently amid its currency depreciation and supply-side shocks affecting food prices. The rate of inflation in Colombia in 2014, 2015, 2016 and 2017 was 3.7%, 6.8%, 5.8% and 4.09%, respectively. At its peak, the 12-month inflation rate reached 9% in July 2016. The components that led the elevated level of inflation in year-end 2016 were food (with a 7.2% increase from 2015), housing (a 4.8% increase from 2015) and transport (a 4.5% increase from 2015), while the normalization of food production in 2017 (1.9% food inflation from 2016) helped pull inflation down.

UF-Denominated Assets and Liabilities

The UF is revalued by the INE on a monthly basis. Every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal Chilean peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$25,629.09, Ch$26,347.98 and Ch$26,798.14 as of December 31, 2015, 2016 and 2017, respectively. The effect of any changes in the nominal Chilean peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income is positively affected by increases in inflation to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Conversely, our net interest income will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$1,088,868 million, Ch$2,402,718 million and Ch$3,401,660 million during the years ended December 31, 2015, 2016 and 2017, respectively. See “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Selected Statistical Information— Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest Paid on Interest Bearing Liabilities.”

Chilean Peso-Denominated Assets and Liabilities

Interest rates prevailing in Chile are materially affected by the current rate of inflation during the period and market expectations concerning future inflation. The responsiveness to such prevailing rates of our Chilean peso-denominated interest-earning assets and interest bearing liabilities varies. See “—Interest Rates” and “—Results of Operations” below and “Item 11. Quantitative and Qualitative Disclosures about Financial Risk.” We maintain a substantial amount of non-interest bearing Chilean peso-denominated demand deposits. The ratio of the average balance of such demand deposits to average interest-earning assets was 3.4%, 2.1% and 2.1% during the years ended December 31, 2015, 2016 and 2017, respectively. Because such deposits are not sensitive to inflation or changes in the market interest rate environment, any decline in interest rates or the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets.

Interest Rates

Interest rates earned and paid on our assets and liabilities, respectively, reflect, to a certain degree, inflation, expectations regarding inflation, shifts in short-term interest rates set by the Central Bank of Chile and the Central Bank of Colombia and movements in long-term real rates.

Interest Rates in Chile

The Central Bank of Chile manages short-term interest rates based on its objective of maintaining currency stability. Because our liabilities are generally re-priced to reflect interest rate changes more frequently than our interest-earning assets, changes in the rate of inflation or in the monetary policy interest rate published by the Central Bank of Chile are reflected in the interest rates we pay on our liabilities before such changes are reflected in the interest rates we earn on our assets. Therefore, when short-term interest rates fall, our net interest margin is positively impacted, but when short-term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation because generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 5. Operating and Financial Overview and Prospects—A.

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

Colombian commercial banks, finance corporations and financing companies are required to report data to the Central Bank of Colombia on a weekly basis regarding the total volume (in Colombian pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank of Colombia calculates the Depósito a Término Fijo (Fixed Term Deposit Interest Rate, or DTF) rate, which is the main benchmark interest rate in Colombia and is published at the beginning of the following week. The DTF is the weighted average interest rate paid by commercial banks, finance corporations and financing companies for certificates of deposit with maturities of 90 days.

As of April 2, 2018, the DTF rate was 4.89%. The Central Bank of Colombia also calculates the interbank rate (Interés Bancario de Referencia), or IBR, which acts as a reference of overnight and one-month interbank loans, based on quotations submitted each business day by eight participating banks to the Central Bank of Colombia. Using a weighted average of the quotations submitted, the Central Bank of Colombia calculates the overnight IBR each business day. The one-month IBR is calculated each Tuesday. Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate (Interés Bancario Corriente), calculated as the average of the interest ordinarily charged by banks within a set period of time. The current banking interest rate is certified by the Colombian Superintendency of Finance.

A significant portion of our banking subsidiaries’ assets are linked to the DTF; accordingly, changes in the DTF affect our banking subsidiaries’ net interest income. The Central Bank of Colombia increased its decreased rate to 3.25% on March 26, 2013, and the interest rate remained stable until March of 2014. On average, the DTF went from 7.96% in 2007 to 3.88% in the first quarter of 2014.

From April 2014 to August 2014, the Central Bank of Colombia increased the Repo Rate by 125 bps to 4.50%, a level consistent with neutral conditions. After a year on hold, amid accelerating inflation, which led to increasing inflation expectations, and a rapid deterioration of the current account deficit above 6% of GDP, the Central Bank began a monetary tightening cycle in September 2015, taking the policy rate to 5.75% by year-end. The tightening cycle ended in July 2016, with the policy rate at 7.75%. As inflation began to slow down in the third quarter of the year, the Central Bank moved back to loosening the monetary policy stance with a 25 basis point cut to 7.50% in December 2016. The easing cycle continued in 2017, with further cuts totaling 275 bps leading to the policy rate ending 2017 at 4.75%.

In response to the changing monetary policy conditions, the DTF adjusted upward moving from 4.34% in 2014 to 5.22% at the end of December 2015 and 7.59% by the end of July 2016, before retreating to 6.86% by year-end 2016. As monetary loosening proceeded in 2017, the DTF rate dropped to 5.21% by year-end.

Currency Exchange Rates

A material portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar and the Colombian peso. Our reported income is affected by changes in the value of the Chilean peso with respect to foreign currencies (principally the U.S. dollar and Colombian peso) because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are converted to Chilean pesos in preparing our consolidated financial statements. The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. In the past, the Chilean peso has been subject to significant volatility when compared to the U.S. dollar. In 2014, the Chilean peso depreciated against the U.S. dollar by 15.0% as compared to 2013. In 2015 the Chilean peso depreciated against the U.S. dollar by 17.3% as compared to 2014. In 2016, the Chilean peso appreciated against the U.S. dollar by 5.7% as compared to 2015. In 2017, the Chilean peso appreciated against the U.S. dollar by 1.3% as compared to 2016. The exchange rate between the Chilean peso and the U.S. dollar as of December 31, 2016 and 2017 was Ch$669.81 and Ch$615.22 per US$1.00, respectively. The Chilean peso may be subject to significant fluctuations in the future.

Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities. As of December 31, 2015, 2016 and 2017, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$235,611 million, and Ch$(481,755) million and Ch$(502,542) million, respectively.

Critical Accounting Policies and Estimates

General

In our filings with the SEC, we prepare our consolidated financial statements in accordance with IFRS. In preparing our consolidated financial statements, we use estimates and assumptions to account for certain assets, liabilities, revenues, expenses and other transactions. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often require our management to make judgments regarding the effects on our financial condition and results of operations on matters that are inherently uncertain. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. Actual results may differ from those estimated under different variables, assumptions or conditions, and if these differences could have a material impact on our reported results of operations. Note 1 to our consolidated financial statements contains a summary of our significant accounting policies.

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

Allowance for Loan Losses

We record our allowances following our internal models for the recording of incurred debt. To establish impairment losses, the bank carries out an evaluation of outstanding loans and accounts receivable from customers, as detailed below:

•                  Individual assessment of debtors: When debtors are recorded as individually significant, i.e., when they have significant debt levels or, even for those that do not have these levels, could be classified in a group of financial assets with similar credit risk features and who, due to the size, complexity or level of exposure, require detailed information. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information— Classification of Banks and Loan Portfolios; Allowances for Loan Losses” and “Note 1—General Information and Summary of Significant Accounting Policies—q. Allowances for loan losses” of our consolidated financial statements.

•                  Group assessment of debtors: When there is no evidence of impairment for individually-assessed debtors and debtors with loans grouped collectively—whether or not significant—the bank groups debtors with similar credit risk features and assesses them for impairment. Debtors individually assessed for impairment and for whom a loss due to impairment has been recorded are not included in the group assessment of impairment. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information— Classification of Banks and Loan Portfolios; Allowances for Loan Losses”, and “Note 1—General Information and Summary of Significant Accounting Policies—q. Allowances for loan losses” of our consolidated financial statements.

For a further description of regulations relating to loan classification and provisioning, see “Item 4. Information on the Company—B. Business Overview—Principal Business Overview—Chilean Banking Regulation and Supervision— Classification of Banks and Loan Portfolios; Allowances for Loan Losses.”

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

Financial Investments

Financial investments are summarized as follows:

Trading Instruments. Instruments for trading are securities acquired for which we have the intent to generate earnings from short-term price fluctuations or through brokerage margins or that are included in a portfolio created for such purposes. Instruments for trading are valued at their fair value according to market prices on the closing date of the balance sheet. See “Note 1—General Information and Summary of Significant Accounting Policies.”

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

Estimate of Impairment of Goodwill

We assess annually, or when there is a triggering event, whether goodwill has experienced any impairment, according to the accounting policy described in our consolidated financial statements. The recoverable amount of the cash generating units (“CGUs”) has been determined using the methodology of a dividend discount model. This methodology considers the cash flows that would generate the dividends distributed to its shareholders in a perpetual forecast projection, discounted at their rate of cost of capital at the valuation date. In this way, the economic equity value can be estimated, using projections of cash flows derived from financial budgets and other assumptions approved by the management. The projection of cash flows is carried out using the functional currency of each country and considering a horizon of six years, after which the cash flows are projected to perpetuity using growth rates of the gross domestic product aligned with those rates expected for the markets in which a particular CGU operates. These calculations are carried out by each CGU. The six-year period projections are based on historical information from the previous year and the main macroeconomic variables affecting the markets involved in the calculations.

Estimates and judgments included in the calculations of recoverable amounts are based on historical experience and other factors, including the expectations of management for future events that are considered reasonable in the current circumstances. Due to the inherent uncertainty associated with considering these estimates, actual results could differ from those estimates. Future events and changing market conditions may impact the Bank’s assumptions as to future interest and commissions’ revenue, net interest margin growth rates or discount rates, which may result in changes in the estimates of the Bank’s future cash flows.

The following factors, among others, could significantly impact the impairment analysis and may result in future goodwill impairment charges that, if incurred, could have a material adverse effect on the Company’s financial condition and results of operations:

•                  The macroeconomic factors in both the Chilean and Colombian markets may not recover and evolve from 2018 onwards in line with current expectations.

•                  The operational integration of the banks in Chile is not completed by 2019.

•                  The operational integration, introduction of the Itaú brand and client segmentation in the Colombian market may not have the expected impact. Additionally, the Bank may not achieve the change in the product mix as stated in its formal budgets and plans. As a result, the Colombia CGU may not be able to achieve breakeven result during 2018 and a business recovery from 2019 onwards.

•                  The recovery of the Bank’s pre-merger market share in Colombia expected to occur by 2023, depends on the achievement of the projection of an annual composed average growth rate for the loans portfolio, during the first years.

Recently Adopted and New Accounting Pronouncements

See Note 1 of our consolidated financial statements for a detailed description of recently adopted and new accounting pronouncements in IFRS.

In addition, new standards and interpretations have been issued but not yet adopted in our consolidated financial statements as of December 31, 2017, such as IFRS 9, IFRS 15 and IFRS 16, among others:

IFRS 9 Financial Instruments. We currently expect to adopt IFRS 9 on our consolidated financial statements for the year ending December 31, 2018.

During the second half of 2017, we have conducted simulations to obtain a better understanding of the potential effect of this new accounting standard. The transition to IFRS 9 will cause, based on management’s best estimates, a reduction not higher than 3.8% of stockholders’ equity.

IFRS 15 Revenue from Contracts with Customers. Management has estimated the impact of the adoption of this new standard and concluded that its adoption will not have a significant impact on our consolidated financial statements.

IFRS 16 Leases. IFRS 16 will be effective for the annual periods beginning on or after January 1, 2019. Management has estimated the potential impact of the adoption of this new pronouncement by conducting an analysis of the bank’s lease agreements in order to obtain a better understanding of the potential effect of this new accounting standard on both the consolidated financial statements and solvency ratios.

For a description of these new accounting standards, see Note 1(gg) of our consolidated financial statements.

Results of Operations for the Years Ended December 31, 2015, 2016 and 2017

Introduction

In 2016 we focused on the integration of operations, brand, risk management framework and other policies, which we aligned with the practices and policies of Itaú Unibanco. As a result, we strengthened our balance sheet and liquidity levels but incurred higher extraordinary expenses associated with the integration during this period.

In 2017 our main focus was to comply with the terms of the Merger by minimizing its effects on the quality of our service. In this transition year we completed retail migration and client segmentation in Chile.

Economic activity in 2017 was lower than what we initially expected, especially in Chile. While it accelerated toward the end of the year, 2017 showed the lowest growth since 2009. This translated into the lowest loan growth rates in Chile in over seven years. Investment showed a fourth consecutive year of contraction, and commercial loans grew only 1.2% year-over-year. Due to our current portfolio mix, this has noticeable effects on our revenues growth. On the other hand, inflation and interest rates decreased, especially in Colombia where the 275-basis point reduction in the year positively affected our banking book.

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

As for the year ended December 31, 2017, our consolidated financial statements reported a consolidated net income of Ch$62,825 million, a 349.7% or Ch$48,856 million increase from our net income of Ch$13,969 million in 2016.

The increase in our consolidated net income for the year ended December 31, 2017 was primarily due to: (i) higher net interest income, favored by a reduction in our cost of funding, especially in Colombia, (ii) gains on the sale of the former Banco Itaú Chile headquarters and (iii) income taxes related to our operations in Colombia.

The following table sets forth the components of our net income for the years ended December 31, 2015, 2016 and 2017:

	For the Year Ended December 31,			% Change from	% Change from
	2015	2016	2017	2016/2015	2017/2016
	(in millions of constant Ch$ except for percentages)
Components of net income:
Net interest income	223,290	639,175	782,982	186.3%	22.5%
Net service fee income	71,088	150,796	177,571	112.1%	17.8%
Trading and Investment, foreign exchange gains and other operating income	50,040	83,551	95,965	67.0%	14.9%
Provisions for loan losses	(42,929)	(245,990)	(315,417)	473.0%	28.2%
Total operating expenses	(178,460)	(616,627)	(731,147)	245.5%	18.6%
Income before income taxes	123,029	10,905	9,954	(91.1)%	(8.7)%
Income taxes	(17,263)	3,568	52,871	(120.7)%	1,381.8%
Income from continuing operations	105,766	14,473	62,825	(86.3)	334.1%
Income from discontinued operations	—	(504)	—	—	—
Net income for the year	105,766	13,969	62,825	(86.8)%	349.7%

Net Interest Income

The following table sets forth the components of our net interest income for the years ended December 31, 2015, 2016 and 2017:

	For the Year Ended December 31,			% Change from	% Change from
	2015	2016	2017	2016/2015	2016/2017
	(in millions of constant Ch$ except for percentages)
Interest income	501,982	1,509,203	1,646,329	200.6%	9.1%
Interest expense	(278,692)	(870,028)	(863,347)	212.2%	(0.8)%
Net interest income	223,290	639,175	782,982	186.3%	22.5%

The following table sets forth information as to the components of our interest income for the years ended December 31, 2015, 2016 and 2017:

	For the Year Ended December 31,			% Change from	% Change from
	2015	2016	2017	2016/2015	2017/2016
	(in millions of constant Ch$ except for percentages)
Interest income	501,982	1,509,203	1,646,329	200.6%	9.1%
Average interest-earning assets:
Loans	6,410,592	17,801,885	20,857,542	177.7%	17.2%
Financial investments	496,220	1,610,668	2,166,896	224.6%	34.5%
Interbank deposits	99,485	362,492	361,624	264.6%	(0.2)%
Total average interest-earning assets	7,006,297	19,775,044	23,386,062	182.2%	18.3%

The following table sets forth information as to the components of our interest expense for the years ended December 31, 2015, 2016 and 2017:

	For the year end December 31,			% Change from	% Change from
	2015	2016	2017	2016/2015	2017/2016
	(in millions of constant Ch$ except for percentages)

Interest expense	278,692	870,028	863,347	212.2%	(0.8)%
Average interest-earning liabilities:
Bonds	1,245,617	4,205,997	6,045,928	237.7%	43.7%
Time deposits	3,875,906	9,884,092	10,144,559	155.0%	2.6%
Repurchase agreements	57,267	400,252	596,351	598.9%	49.0%
Mortgage finance bonds	28,123	71,742	72,900	155.1%	1.6%
Other interest-bearing liabilities	1,256,116	4,029,170	4,652,106	220.8%	15.5%
Total average interest-bearing liabilities	6,463,029	18,591,253	21,511,844	187.7%	15.7%

2017 Compared to 2016

Our net interest income was Ch$782,982 million for the year ended December 31, 2017, an increase of 22.5% as compared to Ch$639,175 million for the year ended December 31, 2016. The increase in interest income was primarily the result of the consolidation of former Corpbanca into former Banco Itaú Chile from April 1, 2016 and the decrease in monetary policy rates in Colombia (4.75% as of December 31, 2017 coming from 7.5% as of December 31, 2016), which positively affected our net interest margin because our interest-earning assets in Colombia are mostly fixed-rate and with a long duration, and our interest-bearing liabilities are mostly floating-rate and with a shorter duration.

The aforementioned factors had a total Ch$143,807 million impact in our net interest margin (net interest income divided by average interest-earning assets), which increased by 12 basis points to 3.35% in 2017 from 3.23% in 2016.

2016 Compared to 2015

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

The aforementioned factors had a total almost neutral impact in our net interest margin (net interest income divided by average interest-earning assets), which increased by four basis points to 3.23% in 2016 from 3.19% in 2015.

Allowances for Loan Losses

The following table sets forth information relating to our allowances for loan losses as of December 31, 2015, 2016 and 2017:

	As of December 31,			% Change from	% Change
	2015	2016	2017	2016/2015	from 2016/2017
	(in millions of constant Ch$ except for percentages)

Total loans (excludes interbank loans)	6,801,071	21,003,952	20,382,605	208.8%	(3.0)%
Past due loans(1)	51,241	112,450	131,021	119.5%	16.5%
Non-performing loans(2)	91,097	352,700	462,015	287.2%	31.0%
Impaired loans(3)	241,811	1,073,831	1,267,703	344.1%	18.1%
Allowances for loan losses	95,579	559,304	618,527	485.2%	10.6%
Allowances for loan losses as a percentage of total loans	1.4%	2.7%	3.0%	89.5%	14.0%

Allowances for loan losses as a percentage of non-performing loans	104.9%	158.6%	133.9%	51.1%	(15.6)%
Allowances for loan losses as a percentage of impaired loans	39.5%	52.1%	48.8%	31.8%	(6.3)%
Non-performing loans as a percentage of total loans	1.3%	1.7%	2.3%	25.4%	35.0%
Allowances for loan losses as a percentage of past due loans	186.5%	497.4%	472.1%	166.7%	(5.1)%

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

2017 Compared to 2016

Allowances for loan losses (excluding allowances for loan loss on loans and receivables to banks) increased by 10.6% to Ch$618,527 million as of December 31, 2017 compared to Ch$559,304 million as of December 31, 2016. Higher allowances for loan losses resulted primarily from an increase in provisions for certain corporate clients, both in Chile and in Colombia, as well as higher delinquency rates in our retail operations, especially in Colombia due to the worsening of economic conditions.

Our non-performing loans, as a percentage of total loans, increased to 2.3% as of December 31, 2017 compared to 1.7% as of December 31, 2016. This increase was the result of higher delinquency rates in our retail operations.

2016 Compared to 2015

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

Provisions for Loan Losses

2017 Compared to 2016

Provisions for loan losses increased by 28.2% to Ch$315,417 million for the year ended December 31, 2017, compared to Ch$245,990 million for the year ended December 31, 2016. The increase in our provisions for loan losses was due to(i) the consolidation of former Corpbanca into former Banco Itaú Chile from April 1, 2016, (ii) provision for some specific corporate clients and (iii) higher delinquency in our retail operations, especially in Colombia.

2016 Compared to 2015

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

Net Service Fee Income

2017 Compared to 2016

Our net service fee income (including income from financial advisory services) for the year ended December 31, 2017 was Ch$177,571 million, representing a 17.8% increase when compared to Ch$150,796 million for the year ended December 31, 2016. Our income from service fees during the year ended December 31, 2017 increased by 11.7% to Ch$216,420 million from Ch$193,801 million for the year ended December 31, 2016. Our expenses from service fees decreased by a 9.7% to Ch$38,849 million for the year ended December 31, 2017, from Ch$43,005 million for the year ended December 31, 2016.

The increase in our net service fee income was driven primarily by the consolidation of former Corpbanca into former Banco Itaú Chile from April 1, 2016.

2016 Compared to 2015

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

The increase in our net service fee income was driven primarily by the consolidation of former Corpbanca into former Banco Itaú Chile from April 1, 2016. Other than this factor, we experienced lower flat fees due to a reduction in the number of new credit structuring operations in the wholesale business unit in light of reduced investment levels in the Chilean economy.

Other Net Operating Income

The following table sets forth the components of our other net operating income for the years ended December 31, 2015, 2016 and 2017:

	For the Year Ended December 31,			% Change from	% Change from
	2015	2016	2017	2016/2015	2017/2016
	(in millions of constant Ch$ as of December 31, 2015 except for percentages)
Trading and investment income, net	(33,182)	112,952	8,268	(440.4)%	(92.7)%
Foreign exchange gains (losses), net	74,461	(48,848)	46,165	(165.6)%	(194.5)%
Other operating revenue	8,761	19,447	41,532	122.0%	113.6%
Trading and investment, foreign exchange gains and other operating income	50,040	83,551	95,965	67.0%	14.9%

2017 Compared to 2016

In the year ended December 31, 2017, trading and investment, foreign exchange gains and other net operating income increased by 14.9% to Ch$95,965 million from Ch$83,551 million in 2016. This increase was mainly the result of the consolidation of former Corpbanca and former Banco Itaú Chile from April 1, 2016 and gains on the sale of the former Banco Itaú Chile headquarters. This was partially offset by the result of the hedge position for the tax effect of our investment in Colombia. For tax purposes, the “Servicio de Impuestos Internos” (Chilean Internal Revenue Service) considers that our investment in Colombia is denominated in U.S. dollars, which, based on the exchange rates of each of the disbursements (not current exchange rates), amounts to US$1,437.51 million. Because we are obligated to translate the valuation of this investment from U.S. dollars to Chilean pesos in our book, the volatility of the exchange rate generates an impact on the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with financial instruments to be analyzed along with income tax expenses.

2016 Compared to 2015

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

Operating Expenses

The following table sets forth the components of our operating expenses for the years ended December 31, 2015, 2016 and 2017:

	For the Year Ended December 31,			% Change from	% Change from
	2015	2016	2017	2016/2015	2017/2016
	(in millions of constant Ch$ except for percentages)
Personnel salary and expenses	86,711	245,665	281,323	183.3%	14.5%
Administration expenses	66,831	235,204	305,622	251.9%	29.9%
Depreciation and amortization	9,785	63,692	81,845	550.9%	28.5%
Impairment	—	351	27	—	(92.3)%
Other operating expenses	15,133	71,715	62,330	373.9%	(13.1)%
Total operating expenses	178,460	616,627	731,147	245.5%	18.6%

2017 Compared to 2016

Operating expenses increased by 18.6% to Ch$731,147 million for the year ended December 31, 2017 from Ch$616,627 million for the year ended December 31, 2016. This increase was primarily the result of the consolidation of former Corpbanca and former Banco Itaú Chile from April 1, 2016.

2016 Compared to 2015

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

Income Taxes

2017 Compared to 2016

Our income tax for the year ended December 31, 2017 was Ch$52,871 million compared to an expense of Ch$3,568 million for the year ended December 31, 2016. This change is mostly explained by the consolidation of our operations in Colombia as for tax purposes, the “Servicio de Impuestos Internos” (Chilean Internal Revenue Service) considers that our investment in Colombia is denominated in U.S. dollars and the depreciation of this currency when compared to the Chilean peso generated a taxable loss. This loss is compensated by the result of the aforementioned hedge position in Other Net Operating Income. Other factors explaining the change are the local taxes for our U.S. and Panamaian operations, among other differences, including the tax benefit derived from the acquisition of Helm Bank in 2013 (Ch$20,568 million in 2017 compared with Ch$14,276 million in 2016). These effects were partially offset by the impact of the U.S. tax reform.

2016 Compared to 2015

Our income tax for the year ended December 31, 2016 was Ch$3,568 million compared to an expense of Ch$17,263 million for the year ended December 31, 2015. This change is mostly explained by (i) the reduction in income before income taxes, from a Ch$123,029 million for the year ended December 31, 2015 to a loss before income taxes of Ch$10,905 million for the year ended December 31, 2016 and (ii) the consolidation of Corpbanca’s Colombian operation into our consolidated financial statements.

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

The segments presented in this Annual Report correspond to the segments used by the bank after the Merger. Information for 2015, referring to former Banco Itaú Chile’s historical information, is presented using the same segmenting criteria. However, the results for the years ended December 31, 2015 are not comparable to the results for the years ended December 31, 2016 and 2017 because of the Merger. See “Item 3. Key Information—Presentation of Financial and Other Information.”

Chile. The bank’s commercial activities in Chile have been strategically aligned in four commercial areas directly related to the needs of its clients and the bank’s strategy: 1) Wholesale Banking (a. Corporate, b. Large Companies and c. Real Estate ); 2) Retail Banking (a. Itaú Personal Bank, b. Itaú, c. Itaú Private Bank, d. Midsize Companies, e. SMEs and f. Banco Condell, our Consumer Finance Division); and 3) Treasury.

The Bank manages these business areas under a managerial reporting system for profitability purposes. The operating results are regularly reviewed by our senior management for operating decisions as one single cash generating unit (“CGU”), to decide about resource allocation for each segment and to evaluate its performance accordingly.

Colombia: Colombia has been identified as a separate operating segment based on the business activities. Its operating results are regularly reviewed by our senior management for operating decisions as one single CGU, to decide about resource allocation for the segment and to evaluate its performance.

The bank’s commercial activities in Colombia are carried out by Itaú Corpbanca Colombia S.A. (former Banco Corpbanca Colombia S.A) and its subsidiaries. The operations and businesses carried out by these entities in that country are related to the needs of their clients and the bank’s strategy.

Year Ended December 31, 2017 Results

The following table presents summary information related to each of our operating segments for the year ended December 31, 2017:

	As of December 31, 2017
	Chile	Colombia	Total
	MCh$	MCh$	MCh$
Net interest income	537,540	245,442	782,982
Net services fees income	135,624	41,947	177,571
Trading and investment income, net	(49,615)	57,883	8,268
Foreign exchange gains (losses), net	34,661	11,504	46,165
Other operating income	33,398	8,134	41,532
Provision for loan losses	(169,233)	(146,184)	(315,417)
Total operating income, net of provision for loan losses, interest and fees	522,375	218,726	741,101
Other income and expenses	—	—	—
Depreciation and Amortization	(51,213)	(30,632)	(81,845)
Other Operating expenses	(424,733)	(224,569)	(649,302)
Total operating expenses	(475,946)	(255,201)	(731,147)
Income before taxes	46,429	(36,475)	9,954

Income (loss) taxes	31,188	21,683	52,871
Income from continuing operations	77,617	(14,792)	62,825
Income (loss) discontinued operations	—	—	—
Net income for the period	77,617	(14,792)	62,825

Average loans	15,950,784	4,906,758	20,857,542
Average investments	1,565,017	1,141,938	2,706,955

Year Ended December 31, 2016 Results

The following table presents summary information related to each of our operating segments for the year ended December 31, 2016:

	As of December 31, 2016
	Chile	Colombia	Total
	MCh$	MCh$	MCh$
Net interest income	459,705	179,470	639,175
Net services fees income	112,147	38,649	150,796
Trading and investment income, net	38,642	74,310	112,952
Foreign exchange gains (losses), net	(26,744)	(22,104)	(48,848)
Other operating income	9,058	10,389	19,447
Provision for loan losses	(146,812)	(99,178)	(245,990)
Total operating income, net of provision for loan losses, interest and fees	445,996	181,536	627,532

Other income and expenses	—	—	—
Depreciation and Amortization	(40,610)	(23,082)	(63,692)
Other Operating expenses	(397,060)	(155,875)	(552,935)
Total operating expenses	(437,670)	(178,957)	(616,627)
Income before taxes	8,326	2,579	10,905

Income (loss) taxes	(84)	3,652	3,568
Income from continuing operations	8,242	6,231	14,473
Income (loss) discontinued operations	(504)	—	(504)
Net income for the period	7,738	6,231	13,969
Average loans	12,645,761	5,156,124	17,801,885
Average investments	830,584	1,142,595	1,973,180

Year Ended December 31, 2015 Results

The following table presents summary information related to each of our operating segments for the year ended December 31, 2015:

	As of December 31, 2015
	Chile	Colombia	Total
	MCh$	MCh$	MCh$
Net interest income	223,290	—	223,290
Net services fees income	71,088	—	71,088
Trading and investment income, net	(33,182)	—	(33,182)
Foreign exchange gains (losses), net	74,461	—	74,461
Other operating income	8,761	—	8,761
Provision for loan losses	(42,929)	—	(42,929)
Total operating income, net of provision for loan losses, interest and fees	301,489	—	301,489

Other income and expenses	—	—	—
Depreciation and Amortization	—	—	—
Other Operating expenses	—	—	—
Total operating expenses	(178,460)	—	(178,460)
Income before taxes	123,029	—	123,029

Income (loss) taxes	(17,263)	—	(17,263)
Income from continuing operations	105,766	—	105,766
Income (loss) discontinued operations	—	—	—
Net income for the period	105,766	—	105,766
Average loans	6,410,592	—	6,410,592
Average investments	496,220	—	496,220

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

Within this context, in 2017 Itaú Corpbanca successfully placed Ch$1,014 billion senior bonds in the local market between the first and third quarters of 2017 (ChS$612 billion in 2016) seeking longer tenor and maintaining comfortable liquidity levels under BIS III standards. In addition, the spreads obtained on these issuances have allowed for an improvement in the cost of funds.

Our strategy of diversification also includes two syndicated loans, one for US$465 million (Ch$285,733 million) maturing in April 2020 and a US$200 million (Ch$122,896 million) AB Loan arranged by the International Finance Corporation (“ IFC”) (a five-year tenor for the A Loan and a three-year tenor for the B Loan, maturing in December 2020 and December 2018, respectively), and a five-year tenor subordinated loan granted by IFC to Itaú Corpbanca Colombia in 2017 for US$105 million (Ch$64,520 million).

Capital

As of December 31, 2017, our shareholders’ equity was in excess of that required by Chilean regulatory requirements. According to the Chilean General Banking Act, a bank must have an effective net equity of at least 8% of its risk-weighted assets, net of required reserves, and paid-in capital and reserves (basic capital) of at least 3% of its total assets, net of required reserves. Nevertheless when approving the Merger, the SBIF required that Itaú Corpbanca must have an effective net equity of at least 10% of its risk-weighted assets, net of required reserves.

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

Reserves

Under the Chilean General Banking Act, a bank must have a minimum paid-in capital and reserves of UF 800,000 (Ch$21,438.5 million or US$34.9 million as of December 31, 2017). However, a bank may begin its operations with 50% of such amount, provided that it has a total capital ratio (defined as effective net equity as a percentage of risk weighted assets) of not less than 12%. When such bank’s paid-in capital reaches UF600,000 (Ch$16,078.9 million or US$26.2 million as of December 31, 2017) the total capital ratio required is reduced to 10%.

The following table sets forth our minimum capital requirements as of the dates indicated. See Note 34 to our consolidated financial statements included herein for a description of the minimum capital requirements.

	As of December 31,
	2015	2016	2017
	(in millions of constant Ch$ except for percentages)
Net capital base	792,503	3,173,516	3,189,876
3% total assets net of provisions	(293,014)	(957,058)	(915,261)
Excess over minimum required equity	499,489	2,216,458	2,274,615
Net capital base as a percentage of the total assets, net of provisions	8.11%	9.95%	10.46%
Effective net equity	871,029	3,252,175	3,249,572
10% of the risk-weighted assets*	(587,087)	(2,319,500)	(2,215,179)
Excess over minimum required equity	283,942	932,675	1,034,393
Effective equity as a percentage of the risk-weighted assets	11.87%	14.02%	14.67%

*Except for 2015, which was 8% of the risk-weighted assets.

Our capital ratio levels increased from 14.0% to 14.7% between 2016 and 2017 principally due to the reduction of risk weighted assets, especially commercial loans and available for sale securities.

Financial Investments

The following tables set forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2015, 2016 and 2017. Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or investment instruments, the latter of which are categorized as available-for-sale or held to maturity.

	As of December 31,
	2015	2016	2017
	(in millions of Ch$)
Held-for-trading:
Chilean Central Bank and Government securities:
Chilean Central Bank bonds	1,583	8,349	1,705
Chilean Central Bank notes	—	—	2,258
Other Chilean Central Bank and Government securities	4,828	17,855	3,163
Other National institution securities:
Bonds	—	786	5
Notes	—	—	—
Other securities	—	12,608	—
Foreign institution securities:
Bonds	—	547,499	381,262
Notes	—	—	—
Other securities	—	11,727	8,147
Mutual funds investments
Funds managed by related organizations	11,354	33,733	18,521
Funds managed by third parties	—	—	—
Total	17,765	632,557	415,061

	As of December 31,
	2015	2016	2017
	(in millions of Ch$)
Available-for-sale

Chilean Central Bank and Government securities
Chilean Central Bank securities	218,757	901,239	687,945
Chilean Treasury bonds	32,112	272,734	1,081,879
Other Government securities	—	—	14,053

Other financial instruments
Promissory notes related to deposits in local banks	31,193	397,898	114,038
Chilean mortgage finance bonds	—	76	64
Chilean financial institutions bonds	230,448	2,607	9,032
Other local investments	—	32,230	6,159

Financial instruments issued abroad
Foreign governments and central bank instruments	—	284,444	420,687
Other foreign investments	—	162,882	300,740
Impairment provision	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	18,469
Other investments	2,475	19,967	10,412
Impairment provisions	—	—	—
Total	514,985	2,074,077	2,663,478

As of December 31,
	2015	2016	2017
(in millions of Ch$)
Held to maturity

Chilean Central Bank and Government securities
Chilean Central Bank securities	—	—	—
Chilean Treasury bonds	—	—	—
Other Government securities	—	—	—

Other financial instruments
Promissory notes related to deposits in local banks	—	—	—
Chilean mortgage finance bonds	—	—	—
Chilean financial institutions bonds	—	—	—
Other local investments	—	—	—

Financial instruments issued abroad
Foreign governments and central bank instruments	—	226,433	—
Other foreign investments	—	—	202,030
Impairment provision	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—
Other investments	—	—	—
Impairment provisions	—	—	—
Total	—	226,433	202,030

We do not hold securities of any issuer other than the Central Bank of Chile and the Colombian Ministry of Finance, in which the aggregate book value of which the investment exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2017:

	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Held—for—trading
Central Bank and Government securities:
Chilean Central Bank securities	573	0.9	818	2.3	293	1.3	150	2.1	1,834
Chilean Central Bank notes	2,147	0.20	—	—	—	—	—	—	2,147
Others Government securities	406	4.0	2,222	6.6	—	—	516	3.5	3,144

Other national institution securities:
Bonds	—	—	—	—	—	—	5	6.7	5
Notes	—	—	—	—	—	—	—	—	—
Other securities	—	—	—	—	—	—	—	—	—
Other local investments	—	—	—	—	—	—	—	—	—

Foreign institution securities:
Bonds	166,591	0.1	193,631	4.99	21,040	0.1	—	—	381,262
Notes	—	—	—	—	—	—	—	—	—
Other securities	3,233	3.29	—	—	—	—	4,914	—	8,147

Mutual fund investments:
Funds managed by related organizations	18,521	—	—	—	—	—	—	—	18,521
Funds managed by third parties	—	—	—	—	—	—	—	—	—

Total Held—for—trading	191,471	0.1	196,670	5.0	21,333	0.1	5,586	0.4	415,061

	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Available—for—sale
Chilean Central Bank and Government securities:
Chilean Central Bank securities	309,502	0.7	356,246	3.0	22,197	3.6	—	—	687,945
Chilean treasury bonds	—	—	669,794	2.4	402,930	3.4	9,155	3.0	1,081,879
Others Government securities	—	—	14,053	2.3	—	—	—	—	14,053

Other financial instruments:
Promissory notes related to deposits in local banks	114,038	0.2	—	—	—	—	—	—	114,038
Chilean mortgage finance bonds	—	—	1	3.6	64	3.4	—	—	64
Chilean financial institution bonds	—	—	—	—	9,032	1.9	—	—	9,032
Other local investments	6,159	—	—	—	—	—	—	—	6,159

Financial instruments issued abroad:
Foreign Government and central bank instruments	53,573	0.1	305,394	0.1	61,720	0.1	—	—	420,687
Other foreign investments	102,021	—	171,469	0.05	16,197	0.1	11,053	3.37	300,740
Impairment provision	—	—	—	—	—	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	9,660	2.9	8,809	5.3	—	—	—	—	18,469
Other foreign investments	10,412	—	—	—	—	—	—	—	10,412
Impairment provision	—	—	—	—	—	—	—	—	—

Total	605,365	0.5	1,525,765	1.8	512,140	2.8	20,208	3.2	2,663,478

	Within one year	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
(in millions of Ch$, except for percentages)
Held to maturity
Chilean Central Bank and Government securities:
Chilean Central Bank securities	—	—	—	—	—	—	—	—	—
Chilean treasury bonds	—	—	—	—	—	—	—	—	—
Other Government securities	—	—	—	—	—	—	—	—	—

Other financial instruments:
Promissory notes related to deposits in local banks	—	—	—	—	—	—	—	—	—
Chilean mortgage finance bonds	—	—	—	—	—	—	—	—	—
Chilean financial institution bonds	—	—	—	—	—	—	—	—	—
Other local investments	—	—	—	—	—	—	—	—	—

Financial instruments issued abroad:
Foreign government and central bank instruments	186,738	2.2	15,292	0.1	—	—	—	—	202,030
Other foreign investments	—	—	—	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—	—	—	—

Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—	—	—	—

Total	186,738	2.2	15,292	0.1	—	—	—	—	202,030

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

Cash Flow

The tables below set forth information about our main sources and uses of cash. No legal or economic restrictions exist on the ability of our Chilean subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations in the Chilean Corporations Law regarding loans to related parties, and dividend payments. In addition, no legal or economic restrictions exist on the ability of our Colombian subsidiaries to transfer funds to us in the form of cash dividends. However, in the case of Itaú Corpbanca Colombia, for the following four to five years there is a possibility that shareholders may vote to capitalize such dividends in order to meet current capital adequacy requirements following Basel standards, as they did in respect of 2013 dividends, 2014 dividends and 2015 dividends. Itaú Corpbanca Colombia may also transfer funds to Itaú Corpbanca in the form of loans, as long as they abide by the regulations in the Colombian financial law regarding loans to related parties. Colombian subsidiaries (other than Itaú Corpbanca Colombia) may not transfer funds to us in the form of loans, due to their limited corporate purpose.

Net Cash (Used in) Provided by Operating Activities

	For the Year Ended December 31,
	2015	2016	2017
	(in millions of constant Ch$ as of December 31, 2017)
Net cash (used in) provided by operating activities	(421,705)	(978,898)	(1,390,863)

Our net cash used in operating activities for the year ended December 31, 2017 increased from Ch$978,898 million in 2016 to Ch$1,390,863 million in 2017. This increase in net cash provided by operating activities was mainly due to financial assets available for sale and savings accounts and time deposits decreases.

Net Cash (Used in) Investing Activities

	For the Year Ended December 31,
	2015	2016	2017
	(in millions of constant Ch$ as of December 31, 2017
Net cash used in investing activities	(16,481)	1,589,074	(87,155)

Our net cash used in investing activities decreased from Ch$1,589,074 million for the year ended December 31, 2016 to Ch$87,155 million for the year ended December 31, 2017. This decrease in net cash used in investing activities was mainly due to a decrease in cash and cash equivalents resulting from the Corpbanca integration in 2016.

Net Cash Provided by Financing Activities

	For the Year Ended December 31,
	2015	2016	2017
	(in millions of constant Ch$ as of December 31, 2017
Net cash provided by financing activities	413,217	874,784	349,602

Our net cash provided by financing activities decreased from Ch$874,784 million for the year ended December 31, 2016 to Ch$349,602 million for the year ended December 31, 2017. This 60.0% decrease in net cash provided by financing activities was mainly due to the redemption of debt issued and to decrease in capital increase.

Deposits and Other Borrowings

The following table sets forth our average month-end balance of our liabilities for the years ended December 31, 2015, 2016 and 2017, in each case together with the related average nominal interest rates paid thereon.

	As of December 31,
	2015			2016			2017
	Average Balance	Interest Paid	Average Normal Rate	Average Balance	Interest Paid	Average Normal Rate	Average Balance	Interest Paid	Average Normal Rate
	(in millions of Ch$ except for percentages

Time deposits	3,875,906	160,901	4.2%	9,884,092	459,381	4.6%	10,144,561	433,237	4.3%
Central Bank borrowings	—	—		—	—	—	—	—	—
Repurchase agreements	57,267	1,772	3.1%	400,252	48,086	12.0%	596,351	32,677	5.5%
Mortgage finance bonds	28,123	2,187	7.8%	71,742	4,241	5.9%	72,900	3,249	4.5%
Bonds	1,245,617	93,555	7.5%	4,205,997	231,053	5.5%	6,045,928	279,635	4.6%
Other interest bearing-liabilities	1,256,116	20,277	1.6%	4,029,170	127,267	3.2%	4,652,106	114,549	2.5%
Subtotal interest-bearing liabilities	6,463,029	278,692	4.3%	18,591,253	870,028	4.7%	21,511,846	863,347	4.0%
Non-interest bearing liabilities:
Non-interest bearing deposits	287,043			1,898,469			2,196,697
Derivatives	307,854			845,920			1,021,662
Other non-interest bearing liabilities	291,216			603,382			817,955
Shareholders’ equity	761,929			2,806,690			3,438,445
Subtotal non-interest bearing liabilities	1,648,042			6,154,461			7,474,759
Total	8,111,071	278,692		24,745,714	870,028		28,986,605	863,347

Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy. Our most important source of funding is our time deposits. Time deposits represented 47.2% of our average interest bearing liabilities for the year ended December 31, 2017. We continue to place special emphasis on increasing deposits from retail customers, which consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us. Our total checking accounts and other demand liabilities increased by 15.7% as of December 31, 2017 compared to December 31, 2016. To the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of letters of credit loans in Chile’s domestic capital markets. Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Total Borrowings

The following tables set forth the long-term, short-term and total outstanding amounts of our principal categories of borrowings for the years ended December 31, 2015, 2016 and 2017:

	As of December 31, 2015
	Long term	Short term	Total
	MCh$	MCh$	MCh$
Loans obtained from the Chilean Central Bank (a)	—	—	—
Obligations under repurchase agreements	—	43,727	43,727
Loans obtained from domestic financial institutions (b)	—	—	—
Loans obtained from foreign financial institutions (b)	20,798	637,802	658,600
Letters of credit (c)	25,261	—	25,261
Bonds (d)	1,382,976	—	1,382,976
Subordinated bonds (e)	96,098	—	96,098
Other financial obligations (f)	13,011	7,722	20,733
Total borrowings	1,538,144	689,251	2,227,395

	As of December 31, 2016
	Long term	Short term	Total
	MCh$	MCh$	MCh$
Loans obtained from the Chilean Central Bank (a)	—	—	—
Obligations under repurchase agreements	—	373,879	373,879
Loans obtained from domestic financial institutions (b)	—	—	—
Loans obtained from foreign financial institutions (b)	973,294	1,206,576	2,179,870
Letters of credit (c)	71,239	14,971	86,210
Bonds (d)	3,836,778	453,969	4,290,747
Subordinated bonds (e)	1,051,148	32,148	1,083,296
Other financial obligations (f)	23,298	2,265	25,563
Total borrowings	5,955,757	2,083,808	8,039,565

	As of December 31, 2017
	Long term	Short term	Total
	MCh$	MCh$	MCh$
Loans obtained from the Chilean Central Bank (a)	—	—	—
Obligations under repurchase agreements	—	420,920	420,920
Loans obtained from domestic financial institutions (b)	—	21,958	21,958
Loans obtained from foreign financial institutions (b)	720,542	1,453,630	2,174,172
Letters of credit (c)	55,678	12,260	67,938
Bonds (d)	4,178,313	662,605	4,840,918
Subordinated bonds (e)	1,041,182	—	1,041,182
Other financial obligations (f)	16,255	811	17,066
Total borrowings	6,011,970	2,572,184	8,584,154

(a) Loans obtained from the Chilean Central Bank

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. The maturities of the outstanding amounts due are as follows:

	As of December 31, 2015 (in millions of Ch$)	As of December 31, 2016 (in millions of Ch$)	As of December 31, 2017 (in millions of Ch$)
Loans obtained from Chilean Central Bank	—	—	—
Total	—	—	—

(b) Loans obtained from domestic and foreign financial institutions (foreign borrowings)

These are short-term and long-term borrowings from domestic and foreign banks used to fund our foreign trade business. The maturities of the outstanding amounts are as follows:

	As of December 31, 2015 (in millions of Ch$)	As of December 31, 2016 (in millions of Ch$)	As of December 31, 2017 (in millions of Ch$)
Due within 1 year	637,802	1,206,576	1,475,588
Due after 1 year but within 2 years	10,687	730,642	422,911
Due after 2 years but within 3 years	10,111	5,068	106,260
Due after 3 years but within 4 years	—	12,887	15,154
Due after 4 years but within 5 years	—	6,889	73,536
Due after 5 years	—	217,808	102,681
Total	658,600	2,179,870	2,196,130

(c) Letters of credit

These securities are used to finance mortgage loans. The range of maturities of these securities is between five and twenty years. Loans are indexed to UF and pay a yearly interest rate.

	As of December 31, 2015 (in millions of Ch$)	As of December 31, 2016 (in millions of Ch$)	As of December 31, 2017 (in millions of Ch$)
Due within 1 year	—	14,971	12,260
Due after 1 year but within 2 years	—	11,056	9,965
Due after 2 years but within 3 years	—	10,128	8,114
Due after 3 years but within 4 years	—	8,158	7,554
Due after 4 years but within 5 years	—	5,346	6,952
Due after 5 years	25,261	36,551	23,093
Total letters of credit	25,261	86,210	67,938

(d) Bonds

The bonds are denominated principally in UFs and are primarily used to fund assets with similar durations. The maturities of these bonds are as follows:

	As of December 31, 2015 (in millions of Ch$)	As of December 31, 2016 (in millions of Ch$)	As of December 31, 2017 (in millions of Ch$)
Due within 1 year	129,905	453,969	662,605
Due after 1 year but within 2 years	82,349	716,695	516,061
Due after 2 years but within 3 years	135,596	562,914	653,601
Due after 3 years but within 4 years	50,981	657,866	199,908
Due after 4 years but within 5 years	103,172	695,324	312,597
Due after 5 years	880,973	1,203,979	2,496,146
Total bonds	1,382,976	4,290,747	4,840,918

The following table sets forth as of the dates indicated our issued bonds. In 2017, the Bank issued bonds for UF33 million and Ch$130,000 million detailed as follows:

				As of December 31,
	Expiration	Interest		2015	2016	2017
	Date	rate	Currency	MCh$	MCh$	MCh$
A	7/1/2017	3.75%	UF	65,223	67,084	—
B	10/1/2017	3.50%	UF	64,682	66,466	—
E	6/1/2032	5.00%	UF	40,809	41,871	42,493
F	1/1/2032	4.00%	UF	26,243	26,961	27,399
G	3/1/2032	4.00%	UF	40,821	41,894	42,529
H	9/1/2015	3.00%	UF	—	—	—
I	10/1/2030	4.00%	UF	26,819	27,533	27,961
J	1/1/2031	4.00%	UF	26,497	27,203	27,625
K	6/1/2021	3.50%	UF	25,638	26,406	26,906
L-2	10/1/2022	3.50%	UF	25,271	26,039	26,543
M-2	10/1/2018	3.50%	UF	25,568	26,332	26,829
N	5/1/2019	3.50%	UF	25,620	26,364	26,839
O	3/1/2021	3.50%	UF	25,343	26,118	26,630
P	3/1/2026	3.75%	UF	25,529	26,262	26,725
Q-1	3/1/2023	3.75%	UF	25,719	26,451	26,912
R-2	2/1/2028	3.75%	UF	25,656	26,387	26,846
S	9/1/2020	3.50%	UF	25,560	26,321	26,814
T	9/10/2022	3.50%	UF	25,573	26,320	26,797
U	9/1/2024	3.75%	UF	25,399	26,144	26,621
V	9/1/2027	3.75%	UF	25,201	25,945	26,425
W	9/1/2029	3.75%	UF	25,176	25,914	26,388
X	3/1/2024	3.80%	UF	51,693	53,118	53,993
Y	3/1/2028	3.80%	UF	51,500	52,943	53,840
Z	2/1/2033	3.80%	UF	26,021	26,739	27,181
AA	6/1/2018	6.70%	CLP	31,161	30,765	27,868
AB	10/1/2029	3.80%	UF	40,741	41,770	42,360
AC	10/1/2033	3.80%	UF	53,437	54,867	55,727
AF	6/1/2022	3.50%	UF	52,328	53,663	54,437
AG	6/1/2024	3.50%	UF	158,130	162,150	164,469
AH	6/1/2029	3.60%	UF	53,415	54,792	55,595
AI	4/1/2020	3.50%	UF	135,596	137,924	138,739
AJ	6/1/2025	3.60%	UF	53,529	58,620	55,554
AL-2	7/1/2025	3.50%	UF	53,078	54,483	55,321
Sub total Ex Itaú				1,382,976	1,421,849	1,300,366
BCORAF0710	7/1/2017	3.00%	UF	—	166,897	—
BCORAG0710	9/10/2018	3.00%	UF	—	81,084	77,592
BCORAI0710	7/1/2020	3.00%	UF	—	195,199	197,220
BCOR-L0707	7/1/2017	3.40%	UF	—	107,869	—
BCORAJ0710	8/3/2021	3.00%	UF	—	75,080	104,654
BCOR-P0110	7/9/2020	7.30%	CLP	—	24,982	23,838
BCORBW0914	8/30/2020	5.00%	CLP	—	46,669	45,379
BCOR-R0110	7/9/2020	4.00%	UF	—	140,226	140,265
BCORUSD0118	1/15/2018	3.13%	USD	—	495,871	452,172
BCORUSD0919	9/22/2019	3.88%	USD	—	517,724	471,546
BCORAL0710	8/3/2023	3.00%	UF	—	110,845	112,173
BCORAN0710	7/1/2025	3.00%	UF	—	179,460	181,908
BCORAO0710	7/1/2026	3.00%	UF	—	234,079	324,089
BCORBX0914	8/30/2021	5.00%	CLP	—	43,336	41,718
BCORCA0914	9/1/2024	5.00%	CLP	—	99,917	100,105
BCORBZ0914	9/1/2023	5.00%	CLP		—	102,921
BCORBY0914	9/1/2022	5.00%	CLP		—	31,306
BCORAP0710	7/1/2027	3.00%	CLF		—	380,404
BCORAQ0710	7/1/2028	3.00%	CLF		—	293,884
BCORAK0710	7/1/2022	3.00%	CLF		—	173,514
Sub total Ex Corpbanca				—	2,519,238	3,254,688

BBSA168B18	3/2/2018	8.99%	COP	—	48,144	45,255
BBSA26SA48	8/10/2020	8.74%	COP	—	46,181	43,406
BBSA316SA060	11/23/2020	8.03%	COP	—	40,364	37,940
BBCR1109B84	10/28/2017	10.33%	COP	—	26,606	—
BBCR3119B84	8/3/2018	10.57%	COP	—	21,005	19,686
BBCR1099B120	12/10/2019	11.30%	COP	—	18,826	17,676
BBSA69C120	8/10/2026	10.68%	COP	—	23,198	21,732
BBSA69C180	8/10/2031	10.95%	COP	—	43,316	40,578
BBSA3169C180	11/23/2031	10.80%	COP	—	49,479	46,388
BBSA168B18	9/2/2017	9.74%	COP	—	19,047	—
BBCR3117C84	8/3/2018	4.58%	COP	—	13,494	13,203
Sub total Corpbanca Colombia				—	349,660	285,864
Total				1,382,976	4,290,747	4,840,918

(e) Subordinated bonds

The following table sets forth, at the dates indicated our issued subordinated bonds. The subordinated bonds are denominated principally in UFs and are primarily used to fund the bank’s mortgage portfolio. These bonds are considered to be a part of our regulatory capital.

	As of December 31, 2015 (in millions of Ch$)	As of December 31, 2016 (in millions of Ch$)	As of December 31, 2017 (in millions of Ch$)
Due within 1 year	—	32,148	—
Due after 1 year but within 2 years	—	—	21,500
Due after 2 years but within 3 years	—	23,622	—
Due after 3 years but within 4 years	—	—	—
Due after 4 years but within 5 years	—	—	22,303
Due after 5 years	96,098	1,027,526	997,379
Total subordinated bonds	96,098	1,083,296	1,041,182

In 2017, we did not issue subordinated bonds. The following table sets forth as of the dates indicated our issued subordinated bonds:

				As of December 31,
	Expiration	Interest		2015	2016	2017
	Date	rate	Currency	MCh$	MCh$	MCh$
AE1	1/1/2034	3.80%	UF	52,200	53,669	54,585
C1	4/1/2033	3.50%	UF	6,774	6,572	6,285
C2	4/1/2033	3.50%	UF	14,676	14,273	13,681
D	10/1/2033	4.50%	UF	22,448	21,833	20,934
Sub total Ex Itaú				96,098	96,347	95,485
UCOR-V0808	8/1/2033	4.60%	UF	—	157,444	159,479
UCOR-Y1197	11/1/2022	6.50%	UF	—	7,786	6,689
UCOR-Z1197	11/1/2022	6.50%	UF	—	18,176	15,614
UCORAA0809	8/9/2035	4.90%	UF	—	143,413	145,174
UCORBF0710	7/1/2032	4.00%	UF	—	13,795	14,013
UCORBI0710	7/1/2035	4.00%	UF	—	31,723	32,230
UCORBJ0710	7/1/2036	4.00%	UF	—	150,861	153,334
UCORBL0710	7/1/2038	4.00%	UF	—	109,868	111,668
UCORBN0710	7/1/2040	4.00%	UF	—	84,573	85,968
UCORBP0710	7/1/2042	4.00%	UF	—	41,237	41,917
Sub total Ex Corpbanca				—	758,876	766,086
US05968TAB17	3/8/2024	LIBOR +SPREAD 4	USD	—	115,706	106,041
BBSA1099B1	3/30/2019	10.79%	COP	—	483	445
BBSA110BAVA	9/23/2017	10.68%	COP	—	32,148	—
BBSA1099B4	3/30/2019	12.85%	COP	—	23,139	21,055
BBSA1139AS10	2/7/2023	10.08%	COP	—	23,542	21,659
BBSA1139AS15	2/7/2028	10.20%	COP	—	33,055	30,411
Sub total Corpbanca Colombia				—	228,073	179,611
Total				96,098	1,083,296	1,041,182

(f) Other financial obligations

Other obligations are summarized as follows:

	As of December 31, 2015 (in millions of Ch$)	As of December 31, 2016 (in millions of Ch$)	As of December 31, 2017 (in millions of Ch$)
Due within 1 year	7,722	2,265	811
Due after 1 year but within 2 years	—	—	—
Due after 2 years but within 3 years	—	—	—
Due after 3 years but within 4 years	—	—	—
Due after 4 years but within 5 years	—	—	—
Due after 5 years	—	—	—

Total long obligation	7,722	2,265	811

The detail of other short term financial obligations is as follows:
Amounts due to credit card operations	13,011	23,298	16,255
Others	—	—	—
Total short term financial obligations	13,011	23,298	16,255
Total other financial obligations	20,733	25,563	17,066

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not currently conduct any significant research and development activities.

D.  TREND INFORMATION

Our net interest income for the year ended December 31, 2017 increased to Ch$782,982 million, or by 22.5%, when compared to the year ended December 31, 2016. Generally, our net interest income is positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income is negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Currently, we have more UF-denominated assets than liabilities.

Our operating income depends significantly on our net interest income. For the years ended December 31, 2015, 2106 and 2017, net interest income over total operating income represented 64.8%, 73.2% and 74.1%, respectively. Changes in market interest rates may affect the interest rates earned on our interest-earning assets and the interest rates paid on our interest bearing liabilities, which may result in a further reduction in our net interest income.

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

Such commitments are agreements to lend money to a customer at a future date, subject to the customer’s compliance with contractual terms. Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements. The aggregate amount outstanding of these commitments was Ch$17,919,793 million as of December 31, 2017.

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

The total amount of contingent loans held off balance sheet as of December 31, 2015, 2106 and 2017 was Ch$2,292,081 million, Ch$5,310,136 million and Ch$5,291,615 million, respectively. Contingent loans are considered in the calculation of risk weighted assets and capital requirements as well as for credit risk reserve requirements.

See Note 1 “General Information and Summary of Significant Accounting Policies” and Note 21 “Contingencies, Commitments and Responsibilities” to our consolidated financial statements included herein for a better understanding and analysis of the figures held off sheet balance.

We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding off-balance sheet commitments do not represent an unusual credit risk.

Traditional financial instruments which meet the definition of a “derivative,” such as forwards in foreign currency, UF, interest rate futures currency and interest rate swaps, currency and interest rate options and others, are initially recognized on the balance sheet at their fair value. Fair value is obtained from market quotes, discounted cash flow models and option valuation models, as applicable. For further details of fair value, see Note 8 of our consolidated financial statements included herein.

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

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In addition to the scheduled maturities of our contractual obligations which are included under “—Liquidity and Capital Resources—Sources of Liquidity” above, as of December 31, 2017, we also had other commercial commitments which mainly consist of open and unused letters of credit, together with guarantees granted by us in Ch$, UF and foreign currencies (principally U.S. dollars). We expect most of these commitments to expire unused.

The following table includes both the accrued interest and the interest expense projected over time of each contractual obligation as of December 31, 2017. For variable rate debt and interest rate swaps and other derivatives, where applicable, the interest rates upon which we based our contractual obligations going forward are based on the applicable forward curves. For any cross-currency swaps or other derivatives as applicable, the foreign currency exchange rate used was spot.

Contractual Obligations (*)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Ch$)
Time deposits and saving accounts	8,340,327	905,369	125,129	789,883	10,160,707
Deposits and other demand liabilities	4,141,667	—	—	—	4,141,667
Bank obligations	1,876,810	362,455	95,084	240,690	2,575,037
Investments under repurchase agreements	420,920	—	—	—	420,920
Issued debt instruments	986,169	1,533,594	855,735	4,224,850	7,600,348
Other financial liabilities	(70,644)	78,908	131,423	—	139,687
Financial derivative contracts	194,152	(10,270)	(56,607)	(15,004)	112,271
Total contractual obligations	15,889,400	2,870,055	1,150,763	5,240,419	25,150,637

(*)                     The variable rates projections are obtained from the Forward Rate Agreement (FRA) rates of the respective projection curves. The parities used to convert the amounts to Chilean pesos correspond to the accounting parities used in the referred date.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

We are managed by our CEO (Gerente General) under the direction of our board of directors, which, in accordance with the Company’s by-laws, consists of 11 directors and two alternates who are elected at our annual ordinary shareholders’ meetings. Pursuant to the provisions of our bylaws, members of the board of directors are generally elected for three-year terms. All of the members of the board of directors were elected on April 11, 2016 for a three-year period, except for Mr. Vassimon, Mr. Samhan,  Mr. Bucher, Mr. Pasquier and Mr. Fresco, who were initially appointed by our board of directors on November 15, 2016, September 27, 2016, February 23, 2017, May 30, 2017 and March, 28, 2018, respectively, and were confirmed as members of the board in the annual ordinary shareholders’ meeting held on March 27, 2017 except for Mr. Pasquier and Mr. Fresco. Mr. Pasquier was confirmed in the last annual ordinary shareholders’ meeting held on March 27, 2018. Mr. Fresco has not been confirmed and will hold office until the next annual ordinary shareholder´s meeting, at which the board of directors will have to be renewed in its entirely. Cumulative voting is permitted for the election of directors. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. Our principal executive officers are appointed by the board of directors and the CEO and hold their offices at the discretion of the board of directors and the CEO. Scheduled meetings of the board of directors are held monthly. Extraordinary meetings can be held when called by the Chairman of the board of directors, by one or more directors with the prior approval of the Chairman of the board of directors, or by five directors. None of the members of our board of directors has a contract or agreement which entitles any director to any benefits upon termination of employment with us.

Our current directors are as follows:

Directors	Position	Age
Jorge Andrés Saieh Guzmán	Chairman and director	46
Ricardo Villela Marino	Vice chairman and director	44
Jorge Selume Zaror	Director	66
Fernando Aguad Dagach	Director	58
Gustavo Arriagada Morales	Director	64
Eduardo Mazzilli de Vassimon	Director	59
Boris Buvinic Guerovich	Director	58

Directors	Position	Age
Andrés Bucher Cepeda	Director	54
Pedro Samhan Escandar	Director	67
Fernando Concha Ureta	Director	58
Bernard Pasquier	Director	64
José Luis Mardones Santander	Alternate director	67
Diego Fresco Gutiérrez	Alternate director	48

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

Jorge Selume Zaror became a director on May 23, 2001. Mr. Selume also serves as director of the board, among others, for Clínica Indisa, Andean Region — Laureate International, Universidad Andrés Bello, Universidad Las Americas, Instituto Profesional AIEP and Blanco y Negro. Prior to this, Mr. Selume was a director on the board of directors of Banco Osorno y La Unión, a director of the government budget office of Chile, chairman of our former affiliate Corpbanca Venezuela and the CEO of Corpbanca between 1996 and 2001. Mr. Selume received a B.A. in Business and Administration and graduated from the Universidad de Chile. Mr. Selume holds a Masters in Economics from the University of Chicago.

Fernando Aguad Dagach became a director on June 18, 1996. Mr. Aguad has previously held similar positions in a variety of institutions including Interbank Perú, Banco Osorno y La Unión and Canal de Televisión La Red. Mr. Aguad is an investor in financial institutions.

Gustavo Arriagada Morales became a director on September 28, 2010. He has held different senior positions since 1979 in the Chilean Production Development Corporation (Corporación para el Fomento de la Producción or CORFO), Banco de Talca, Chilean Copper Commission (Comisión Chilena del Cobre), Banco de Chile and Banco del Estado, among others. Mr. Arriagada also served in the SBIF as director and as intendent between 1997 and 2005 and as superintendent between 2005 and 2010. He received a B.A. in Business and Administration and an Economics degree from the Universidad de Chile.

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

Andrés Bucher Cepeda became a director on February 23, 2017. Mr. Bucher has held numerous senior management positions in the Chilean financial industry in the past 28 years. He served as Banchile Corredores de Bolsa’s Chief Executive Officer from

November 2012 until May 2016. Mr. Bucher previously worked as the Investment Banking and Capital Markets Division Manager at Banco de Chile beginning in 2008. Before that, Mr. Bucher was Investment Banking head for Citigroup Chile, where he worked for more than 19 years. Mr. Bucher holds a degree in industrial civil engineering from the Pontificia Universidad Católica de Chile and an MBA from The Wharton School at the University of Pennsylvania.

Pedro Samhan Escandar became a director on September 27, 2016. Mr. Samhan was formerly a member of the Board of Citibank in Panama and Costa Rica. Before that, he was the CFO of Banco de Chile and was appointed as director of Banchile Trade Services Limited. Previously, Mr. Samhan was the CFO of Citigroup Chile for several years. He served as a member of the board of directors of Cruz Blanca Seguros de Vida from 1994 to 1997, AFP Habitat from 1996 to 2006 and Compañía Minera Las Luces from 1994 to 1996. Mr. Samhan was CFO of Citicorp for Caribbean and Central America from 1990 to 1993 and investment banking head of Citicorp Chile from 1988 to 1990. Mr. Samhan holds a degree in civil industrial engineering from Universidad de Chile.

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

Bernard Pasquier became a director on May 31, 2017. Mr. Pasquier has served as consultant and independent board director since 2008 and as a secretary general in Compagnie Monegasque de Banque in Monaco between 2004 and 2007. Mr. Pasquier was appointed by IFC on the Board of Directors of Grupo Mundial, Panama (2008-2013), Gorenje (Slovenia), Davivienda (Colombia 2011-2017), and Sogebank (Haïti). He was elected to Monaco Parliament in 2013. He has also served as a director of South Asia Department and as manager in the Africa Department at the IFC. He has also served as senior adviser in the office of the president of the World Bank, as a principal economist and country officer of Africa Region (1985 to 1990), and as an investment officer at the World Bank Group. Mr. Pasquier received a Master of Public Administration and a Major in Business and Economic Development from the Harvard University.

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

Diego Fresco Gutiérrez became an alternate director on March 28, 2018. Mr. Fresco is currently a member of the Audit Committee of Itaú Unibanco Holding S.A. He previously served as a partner at PwC — São Paulo (2000 to June 2013) in the Capital Markets and Accounting Advisory Services area and prior to that held several positions at PwC in Uruguay (1998 to 2000 and 1990 to 1997) and in the United States (1997 to 1998). He has a Bachelor’s degree in Accounting from Universidad de la República Oriental del Uruguay in 1994. He is a Certified Public Accountant registered in the State of Virginia (United States) since 2002 (Registration 27,245) and a Contador registered with the Regional Council of Accountancy of the State of São Paulo. He is a member of the Commission of Governance in Financial Institutions of the Brazilian Institute of Corporate Governance (IBGC) since 2013.

Our current Executive Officers are as follows:

Executive Officer	Position	Age
Milton Maluhy Filho	Chief Executive Officer	41
Gabriel Amado de Moura	Chief Financial Officer	42
Christian Tauber Domínguez	Corporate Director — Wholesale Banking	46
Julián Acuña Moreno	Corporate Director — Retail Banking	52
Pedro Silva Yrarrázaval	Corporate Director — Treasury	57
Rogério Carvalho Braga	Corporate Director — Marketing & Products	62
Mauricio Baeza Letelier	Chief Risk Officer	55
Luis Antônio Rodrigues	Corporate Director — IT	53
Eduardo Meynet Biancardi	Corporate Director — Operations	46
Cristián Toro Cañas	General Counsel	47
Marcela Leonor Jiménez Pardo	Corporate Director — Human Resources	42
Emerson Bastian Vergara	Chief Audit Officer*	39
Sven Riehl	Chief Compliance Officer*	49
Joaquín Rojas Walbaum	General Manager — New York Branch	38
Alvaro De Alvarenga Freire Pimentel	Chief Executive Officer — Itaú Corpbanca Colombia	47

*                             Mr. Emerson Bastian reports to the audit committee. Mr. Riehl coordinates with senior management through the Chief Risk Officer and has direct communication with the audit committee and the board of directors.

Milton Maluhy became the CEO on April 1, 2016. Mr. Maluhy joined Itaú Unibanco in 2002 and became a partner in 2010. Previously, he was CEO of Rede S.A. (former Redecar S.A.), a card processing subsidiary, and Executive Director at Itaú Unibanco, responsible for the management of the credit card segment and retail store alliances. Previously, he worked at Itaú BBA, holding leadership positions in areas such as international, products, operations, treasury, and trading desk. Prior to joining the bank, he worked at J.P. Morgan, Crédit Commercial de France (CCF Brazil) and Lloyds TSB. Mr. Maluhy holds a B.A. in Business Administration from Fundação Armando Álvares Penteado — FAAP.

Gabriel Amado de Moura became CFO of Itaú Corpbanca on April 1, 2016. Mr. Moura joined Itaú Unibanco in 2000 and became an associate partner in 2010. He has more than 22 years of experience in asset management, risk management, finance and M&A. Mr. Moura held the position of Chief Investment Officer for Itaú’s pension funds, endowments and insurance businesses. He was also Chief Risk Officer for Wealth Management as well as member of the board of directors of different companies in Brazil and abroad. Prior to joining the bank, he worked at BBVA Asset Management and Itaú Bankers Trust. Mr. Moura holds a M.B.A. from the Wharton School at the University of Pennsylvania.

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

Pedro Silva Yrarrázaval became corporate director of Treasury on April 1, 2016. Between October 2006 and March 2016, Mr. Silva held the same position at Corpbanca. Mr. Silva previously served as CEO of our subsidiary Corpbanca Administradora General de Fondos S.A. (Asset Management). Mr. Silva received a B.A. in Business and Administration from the Universidad de Chile and also a M.B.A. from the University of Chicago.

Rogério Carvalho Braga became corporate director of Marketing & Products on April 1, 2016. During his career in the Itaú group, he led various business areas such as Premium Bonds, Individuals, Payroll Loans, Marketing, Channels, Personal Banking Products, Vehicle Financing, and Commercial Branches. Before joining Itaú Unibanco, Mr. Braga worked for six years in AIG (American International Group) in New York and Lisbon, and for 11 years with the Moreira Sales group, in charge of the food industry sector. Mr. Braga received a law degree from the Pontificia Universidade Católica de São Paulo and an M.B.A. from Pepperdine University.

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

Luis Antônio Rodrigues became Corporate Director of IT in October 2017 after the split of the IT & Operations division from which he was responsible for since April 1, 2016 until September 2017. Mr. Rodrigues has been a director of Itaú Unibanco since 2004, a partner since 2010 and an executive director since 2011. He initiated his career in the Itaú group 32 years ago, and participated on the technology side of every merger and acquisition of the group (Banco Francês e Brasileiro, Banerj, Bemge, Banestado and BankBoston), as well as having a key role in the system integration of Itaú and Unibanco.

Eduardo Meynet Biancardi became Corporate Director of Operations in October 2017. Previously he has been responsible of the wholesale business development, of the transformation and quality, and also the transformation at a regional level at the BBVA Group. More recently he was responsible for systems, technology, operations, IT risk, processes, real estate and services of the BBVA group in Chile. Mr. Meynet received a B.A. in Business and Administration from the Pontificia Universidad Católica de Chile and also a M.B.A. from the Kellogg School Management.

Cristián Toro Cañas became General Counsel in June 2016. Mr. Toro worked for more than 10 years in Citibank Chile, acting as general counsel since 2004. In 1999 he worked in Shearman & Sterling in New York. In 2008 he joined Lan Airlines as legal vice-president. After the merger of Lan and Tam, he continued to work as legal vice-president and as the secretary of the board of directors of Latam Airlines Group. Mr. Toro received a law degree from the Pontificia Universidad de Católica de Chile and an MCJ law degree from the New York University School of Law.

Marcela Leonor Jiménez Pardo became Corporate Director of Human Resources in April 2016. Between July 2012 and March 2016 she held the same position at Corpbanca. Previously, she served in the Global Banking Consulting Group at Banco de Chile from 2008 to 2012. Mrs. Jiménez received an undergraduate degree in Philology from the Pontificia Universidad Católica de Chile and a postgraduate degree in Human Resources Management from Universidad Adolfo Ibáñez.

Emerson Bastian Vergara became Chief Audit Executive in April 2017. Previously, Mr. Bastian was a partner in Deloitte Chile´s Governance, Regulatory and Risk Strategies practice. Mr. Bastian received an undergraduate degree in Accounting from Universidad de Chile and a Master degree in Business Administration from Universidad Adolfo Ibáñez.

Sven Riehl became Chief Compliance Officer in August 2017and is currently the Head of all Non-Financial Risks at Itaú Corpbanca. From April 1, 2016 onwards, Mr. Riehl has also held the position of Head of Operational Risk, Internal Controls & Regulatory Affairs. Previously, he served as Head of International Compliance, Operational Risk and Internal Controls at Itaú Unibanco in São Paulo. Mr. Riehl holds a banking diploma (Germany, 1989) and is Master in Finance from ICADE University (Spain, 2001).

Joaquín Rojas Walbaum became General Manager of Itaú Corpbanca’s New York Branch in October 2017. Previously he was Treasury Director at the New York Branch since September 2009 and beforehand worked in the investment division at MetLife Chile and credit division at MetLife Investments Latin America. Mr. Rojas has more than 14 years of experience. He holds an undergraduate degree in Economics from Universidad de Chile and a Master of Business Administration from Columbia University.

Alvaro De Alvarenga Freire Pimentel became CEO of Itaú Corpbanca Colombia on January 6, 2017. Previously, Mr. Pimentel held different positions during his 20 years with the group in Corporate Banking and the General Operation and Technology areas. He is a partner of Itaú Unibanco. Mr. Pimentel received a degree in Economics from the Universidad de Campinas and an Executive MBA in Finance from the Insper, both in Brazil.

B.  COMPENSATION

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the individual compensation of our officers. However, we publicly disclose the fees paid to each of our directors and members of the board committees. For the year ended December 31, 2017, we paid fees to each of our directors in the amount of UF100 per month and UF600 per month for the chairman. Additionally, we paid a monthly fee of UF150 for each member of a board committee and UF250 for the chairman of each such committees. We also paid additional fees to directors who participate in certain committees, as follows:

a) Credit Committee: UF200 per month;

b) Assets and Liabilities Committee: UF140 per month; and

c) Other Committees: UF50 per month.

No amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers. In the year ended December 31, 2017, we paid our senior management and directors an aggregate of Ch$21,505 million. Chilean law does not require us to have a compensation committee.

At our ordinary shareholders’ meeting held on March 27, 2018, our shareholders approved to pay each director UF100 per month, the vice-chairman UF450 per month and the chairman UF600 per month. Also, our shareholders agreed to continue to pay a monthly fee of UF150 for each member of a board committee and UF250 for the chairman of each such committees. Finally, our ordinary shareholders’ meeting approved an additional compensation for the directors and external advisors participating in the following committees:

a) Credit Committee: UF200 per month;

b) Assets and Liabilities Committee: UF140 per month;

c) Audit Committee: UF50 per month for each member and UF150 per month for its chairman;

d) Corporate Governance Committee: UF50 per month;

e) Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee: UF50 per month;

f) Compliance Committee: UF50 per month; and

g) Management and Talent Committee: UF50 per month.

C.  BOARD PRACTICES

The period during which the directors have served in their office is shown in the table under Section A of this Item 6. The date of expiration of the current term of office is shown in the table below:

Director	Date of Expiration of Term
Jorge Andrés Saieh Guzmán	April 2019
Ricardo Villela Marino	April 2019
Jorge Selume Zaror	April 2019
Fernando Aguad Dagach	April 2019
Gustavo Arriagada Morales	April 2019
Eduardo Mazzilli de Vassimon	April 2019
Boris Buvinic Guerovich	April 2019
Andrés Bucher Cepeda	April 2019
Pedro Samhan Escandar	April 2019
Fernando Concha Ureta	April 2019
Bernard Pasquier	April 2019
José Luis Mardones Santander	April 2019
Diego Fresco Gutiérrez	April 2019

Pursuant to the provisions of our bylaws, the members of the board are generally renewed every three years, based on length of service and according to the date and order of their respective appointments. In the Annual Ordinary Shareholders’ Meeting held on March 11, 2016, the board of directors of former Corpbanca was renewed in its entirety and after the Itaú -Corpbanca Merger five of them were confirmed and the remaining eight were newly appointed at the Extraordinary Shareholders’ Meeting held on April 11, 2016. Since those appointments, five of the members of the board of directors have resigned and been replaced by Mr. Vassimon, Mr. Samhan, Mr. Bucher, Mr. Pasquier and Mr. Fresco. Mr. Vassimon, Mr. Samhan and Mr. Bucher were confirmed as directors in the subsequent annual ordinary shareholders’ meeting held on March 27, 2017. Mr. Pasquier was confirmed as director in the annual ordinary shareholders’ meeting held on March 27, 2018. Mr. Fresco will hold office until the next annual ordinary shareholders’ meeting, at which the board of directors will have to be renewed in its entirety.

BOARD COMMITTEES

Audit Committee

Our board of directors maintains an audit committee which is currently comprised of five members, including two directors, one alternate director and two non-director members. The current members of the audit committee are Messrs. Andrés Bucher Cepeda, who chairs it, Gustavo Arriagada Morales, Diego Fresco Gutiérrez, Juan Echeverría González and Antonio de Lima Neto.

A description of the experience and qualifications for Messrs. Andrés Bucher Cepeda, Gustavo Arriagada Morales, and Diego Fresco Gutiérrez, each of whom is a director of our Company, is included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” Below we include a summary of the experience and qualification for Mr. Juan Echeverría González and Mr. Antonio de Lima Neto, who are non-director members of the Audit Committee.

Juan Echeverría González currently serves as Corporate Chief Compliance Officer at CorpGroup. He was previously a partner in charge of Deloitte’s audits of Corpbanca, Banco Osorno y la Unión, Banco Bilbao Vizcaya Argentaria, Chile, Banco del Desarrollo, Banco Internacional, Financiera Condell, Banco Corpbanca Venezuela, and of several services provided to such financial institutions from 1993 to 2012. Mr. Echeverría is currently a director and a member of the audit committee of Itaú Corpbanca Colombia, Consorcio Periodístico de Chile (COPESA), Grupo de Radios DIAL S.A., CorpGroup Activos Inmobiliarios S.A., Centro Cultural CorpGroup SpA, and an advisor to the board of directors and audit committee of Compañía Minera San Gerónimo. He has participated in several local and international seminars regarding corporate governance, restructurings and business acquisitions. Mr. Echeverría received a B.A. in Accounting from Universidad de Chile and received two Master degrees from Universidad Adolfo Ibáñez in Business Law and Tax Law. He also holds two Diplomas in Tax Law from Universidad Adolfo Ibáñez.

Antonio de Lima Neto has served as President (August 2009 to October 2013) at Banco Fibra S.A. He has worked as President (December 2006 to April 2009); Vice President of Retail and Distribution (July 2005 to December 2006); Vice President of International Business and wholesale (November 2004 to July 2005); Commercial Director (September 2001 to November 2004); Executive Superintendent of the Commercial Board (July 2000 to September 2001); Tocantins State Superintendent (May 1999 to May 2000) and Regional Superintendent of Belo Horizonte (January 1997 to May 1999) at Banco do Brasil S.A. He has also served as Member of the Board of Directors (2007 to 2009) at Brasilprev Seguros e Previdência S.A.; Member of the Board of Directors (2006 to 2009) at FEBRABAN Brazilian Federation of Banks; Member of the Board of Directors (2004 to 2005) at BB Seguridade e Participações S.A; Member of the Board of Directors (2003 to 2005) at Brasilsaúde Companhia de Seguros; Member of the Board of Directors (2001 to 2009) at Alliance Insurance Company of Brazil; Member of the Board of Directors (2000 to 2007) at BB Securities Limited Pension Fund. He is pursuing a Master’s degree in Economics at FGV since January 2014. He has a Course for Board Members from the Brazilian Institute of Corporate Governance (2014); a Postgraduate degree in Marketing from PUC-Rio (2001); Training for Executive MBA from Fundação Dom Cabral (1997). He has a Bachelor’s degree in Economics from Universidade Federal de Pernambuco (UFPE), 1996.

The local regulator for the banking industry (SBIF) recommends that at least one of the members of the audit committee be experienced with respect to the accounting procedures and financial aspects of banking operations. Moreover, the members of the audit committee are appointed by the board of directors and must be independent according to the criteria set forth by the board of directors, and they cannot accept any payment or other compensatory fee from the Company, other than in their role and responsibility as members of the board of directors, of the audit committee or of other established Committees. Members of the audit committee receive a monthly remuneration.

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

Directors’ Committee

Our board maintains a directors’ committee which is currently comprised of three members, all of which are considered under Chilean law as independent directors of our board of directors. Also, a fourth director participates as a guest member. The current members of the directors committee are Messrs. Gustavo Arriagada Morales, who chairs it, Fernando Concha Ureta and Bernard Pasquier, as office-holders, and Pedro Samhan as permanent guest.

A description of the experience and qualifications for Messrs. Gustavo Arriagada Morales, Fernando Concha Ureta, Pedro Samhan and Bernard Pasquier, each of whom is a director of the Company is included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

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

The committee is composed of six directors and one non-director member. This committee is empowered to engage external consultants. This committee is currently comprised by Mr. Andrés Bucher Cepeda, who chairs it, and Messrs. Ricardo Villela Marino, Eduardo Mazzilli de Vassimon, Boris Buvinic Guerovich, Bernard Pasquier, José Luis Mardones Santander and Alejandro Ferreiro Yazigi (non-director member).

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

D.  EMPLOYEES

As of December 31, 2017, on a consolidated basis, we had 9,492 employees. At the same date, approximately 49.1% of our employees were unionized. All management positions are held by non-unionized employees. We believe that we have good relationships with our employees and the unions to which some of our employees belong. Our employees are covered by collective bargaining agreements, which Itaú Corpbanca entered into on 2017 for former Corpbanca’s unions and for former Banco Itaú Chile’s unions. Both agreements provide for improved benefits and have a term of three years.

The table below shows our employees by geographic area:

	Year Ended December 31,
	2015	2016	2017
Chile	2,549	5,904	5,817
Colombia	—	3,675	3,594
Panama	—	52	50
United States	—	28	31
Total	2,549	9,659	9,492

E.  CONTROLLING SHAREHOLDER’S SHARE OWNERSHIP

As of the date hereof, Itaú Unibanco is the sole controlling shareholder of Itaú Corpbanca with a total share of capital of 36.06% through Itaú Unibanco Holding S.A., ITB Holding Brasil Participações Limitada, CGB II SpA and CGB III SpA, who beneficially own approximately 22.45%, 11.13% , 2.13% and 0.35% of our outstanding shares, respectively.

The following chart is an overview of our ownership structure as of December 31, 2017:

* Excludes shares held in treasury and by our controlling shareholders.

Our directors and senior managers do not have different or preferential voting rights with respect to those shares they own.

We do not have any arrangements for issuing capital to our employees, including any arrangements that involve the issue or grant of options of our shares or securities.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

Our only outstanding voting securities are our common shares. As of April 2, 2018, we had 512,406,760,091 common shares outstanding.

The following table sets forth information with respect to the record and beneficial ownership of our capital stock as of April 2, 2018:

Shareholders	Number of Shares	Percentage of Total Share Capital	Number of Votes	Percentage of Voting and Dividend Rights
Itaú Unibanco	184,756,488,453	36.06%	184,756,488,453	36.06%
Itaú Unibanco Holding S.A.	115,039,610,411	22.45%	115,039,610,411	22.45%
ITB Holding Brasil Participações Limitada	57,008,875,206	11.13%	57,008,875,206	11.13%
CGB II SpA	10,908,002,836	2.13%	10,908,002,836	2.13%
CGB III SpA	1,800,000,000	0.35%	1,800,000,000	0.35%

Saieh Family	157,046,095,628	30.65%	157,046,095,628	30.65%

Corp. Group Banking S.A.	136,127,850,073	26.57%	136,127,850,073	26.57%
Cía. Inmob. y de Inversiones Saga SpA(1)	20,918,245,555	4.08%	20,918,245,555	4.08%

IFC	17,017,909,711	3.32%	17,017,909,711	3.32%

Others	153,586,266,299	29.97%	153,586,266,299	29.97%

Securities Brokerage	56,499,388,922	11.03%	56,499,388,922	11.03%
ADSs holders and Foreign investors	46,789,496,314	9.13%	46,789,496,314	9.13%
Asset Managers	16,638,194,660	3.25%	16,638,194,660	3.25%
Santo Domingo Group	9,817,092,180	1.92%	9,817,092,180	1.92%
Insurance Companies	5,454,304,549	1.06%	5,454,304,549	1.06%
AFPs (Administradoras de Fondos de Pensiones)	421,784,150	0.08%	421,784,150	0.08%
Other minority shareholders	17,966,005,524	3.50%	17,966,005,524	3.50%

Total	512,406,760,091	100.00%	512,406,760,091	100.00%

(1)                     Includes 182,125,023 shares owned by Cía. Inmob. y de Inversiones Saga SpA that are under custody.

As of April 2, 2018, ADS holders (through the depositary) and foreign investors held approximately 14.37% of our total common shares, represented by seven registered shareholders (Deutsche Bank Trust Company Americas - ADSs; Banco de Chile on behalf of non-resident third parties; Itaú Corpbanca on behalf of investors; Banco Santander on behalf of foreign investors; Banco Santander-HSBC Bank PLC London Client Account; Banco Santander-HSBC Global Custody Clients S/C; IFC and Sierra Nevada Investments Chile Dos Limitada). The remaining 85.63% of our total shares were held locally, in Chile, represented by 437,783,516,580shares held by local shareholders. All of our shareholders have identical voting rights.

Itaú Unibanco Holding S.A., ITB Holding Brasil Participações Limitada, CGB II SpA and CGB III SpA, accounted for approximately 22.45%, 11.13%, 2.13% and 0.35%, respectively, of our outstanding common shares as of April 2, 2018. Itaú Unibanco Holding S.A., ITB Holding Brasil Participações Limitada, CGB II SpA and CGB III SpA are each controlled by Itaú Unibanco who is the sole controlling shareholder of Itaú Corpbanca.

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

Under the Chilean Corporations Act, a “related party transaction,” in the case of an open stock corporation, is any operation between such corporation and (i) one or more related persons under article 100 of the Securities Market Act (see below), (ii) a director, manager, administrator, principal officer or liquidator of the corporation, by him/herself or on behalf of persons other than the corporation, or their respective spouses or blood or marriage relatives to the second degree, (iii) an entity of which any of the persons indicated in the previous numeral is the direct or indirect owner of ten percent or more of its capital or a director, manager or officer, (iv) a person or entity determined as such by the by-laws of the corporation or the board committee, and (v) an entity in which a director, manager, administrator, principal officer or liquidator of the corporation, has acted in any of those capacities during the immediately previous 18 months.

Article 100 of the Securities Market Act provides that the following persons are “related” to a company: (i) the other entities of the business conglomerate to which the company belongs, (ii) parents, subsidiaries and equity-method investors and investees of the company, (iii) all directors, managers, officers and liquidators of the company and their spouses or blood relatives to the second degree, or any entity controlled, directly or indirectly, by any of the referred individuals, (iv) any person that, by him/herself or with other persons under a joint action agreement, may appoint at least one member of the management of the company or control ten percent or more of the capital or voting capital of a stock company and (v) other entities or persons determined as such by the CMF.

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

As of December 31, 2015, 2016 and 2017, loans to related parties totaled Ch$7,314 million, Ch$233,672 million and Ch$214,026 million, respectively. See Note 32 to our consolidated financial statements for a more detailed accounting of transactions with related parties.

LOANS TO RELATED PARTIES

As of December 31, 2015, 2016 and 2017, loans to related parties were as follows:

	Operating Companies	Investment Companies	Individuals
As of December 31, 2017	(in millions of constant Ch$ as of December 31, 2017)
Loans and receivables to customers:
Commercial loans	113,202	79,715	3,730
Mortgage Loans	—	—	19,273
Consumer Loans	—	—	5,081
Loans and receivables to customers - gross	113,202	79,715	28,084
Provision for loan losses	(1,627)	(5,252)	(96)
Loans and receivables to customers, net	111,575	74,463	27,988

	Operating Companies	Investment Companies	Individuals
As of December 31, 2016	(in millions of constant Ch$ as of December 31, 2016)
Loans and receivables to customers:
Commercial loans	117,362	93,170	3,070
Mortgage Loans	—	—	19,568
Consumer Loans	—	—	3,493
Loans and receivables to customers - gross	117,362	93,170	26,131
Provision for loan losses	(2,398)	(396)	(197)
Loans and receivables to customers, net	114,964	92,774	25,934

	Operating Companies	Investment Companies	Individuals
As of December 31, 2015	(in millions of constant Ch$ as of December 31, 2015)
Loans and receivables to customers:
Commercial loans	40	—	831
Mortgage Loans	—	—	5,209
Consumer Loans	—	—	1,245
Loans and receivables to customers - gross	40	—	7,285
Provision for loan losses	—	—	(11)
Loans and receivables to customers, net	40	—	7,274

All loans to related parties were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. During 2015, 2016 and 2017, and in accordance with IFRS, the total gross amounts of related party loans outstanding amounted to, Ch$7,325 million, Ch$236,663 million and Ch$221,001 million, respectively.

OTHER TRANSACTIONS WITH RELATED PARTIES

During 2015, 2016 and 2017, we had the following income (expenses) from services provided to (by) related parties:

	2015	2016	2017
Company	Income (expenses)	Income (expenses)	Income (expenses)
	(in millions of nominal Ch$)

Redbanc S.A.	(888)	(3,754)	(3,355)
Transbank S.A.	(5,572)	(10,882)	(14,586)
Combanc S.A.	(164)	(291)	(378)
Itaú Chile Cía. de Seguros de Vida S.A.	—	—	—
Seguros	(2,168)	(21,775)	6,871
Servicios de recaudación	(53)	—	—
Arriendos	(15)	—	—
Asesorías Cumelen S.A.	—	(450)	—
Corp Research S.A.	—	(443)	(453)
Recuperadora de Créditos S.A.	(1,030)	(540)	—
Itaú Chile Inv. Serv. y Administración S.A.	(587)	(422)	(650)
Compañía de Seguros Confuturo S. A.	—	(1,418)	—
Instituto de Estudios Bancarios Guillermo Subercaseaux	—	(69)	(143)
Opina S.A.	—	(110)	—
VIP Asesorías y Servicios Integrales Limitada	—	(185)	(415)
Everis Chile S.A.	—	—	(607)
Itaú Unibanco S.A.	(6,610)	—	—
CAI Gestión Inmobiliaria S.A.	—	(90)	(115)
Compañía de Seguros Corp Seguros S.A	—	(3,263)	—
Universidad Andres Bello	—	(32)	—
Promoservice S.A.	—	(1,431)	(267)
Comder Contraparte Central S.A	—	(697)	(1,067)
Sinacofi S.A.	—	(918)	—
Operadora de Tarjeta de Crédito Nexus S.A.	—	(1,896)	(3,836)
Pulso Editorial S.A.	—	(521)	(509)
Inmobiliaria Edificio CorpGroup S.A.	—	(5,010)	(4,725)
Grupo de Radios Dial S.A.	—	(107)	—
Hotel Corporation of Chile S.A.	—	(64)	(265)
Corp Imagen y diseños S.A.	—	(82)	(196)
Asesorías e Inversiones Rapelco Limitada S.A.	—	(37)	—
CorpGroup Holding Inversiones Limitada	—	(394)	(398)
SMU S.A., Rendic Hnos. S.A.	—	(2,152)	(2,221)
Inversiones Corp Group Interhold Limitada	—	(2,172)	(3,097)
Bcycle Latam SPA	—	—	(552)
	(17,087)	(59,205)	(30,964)

These transactions were carried out on terms normally prevailing in the market at the date of the transaction.

C.  INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 17. Financial Statements.”

LEGAL PROCEEDINGS

We are involved in collections proceedings initiated by us in the normal course of business and certain proceedings against us in the ordinary course of banking business as disclosed in Note 21 to our consolidated financial statements included herein.

On December 30, 2015, the SBIF issued letter N° 16,191 (or Letter 16,191) whereby we were informed that as a consequence of the appointment of the former member of our board of directors, Mr. Rafael Guilisasti Gana, as member of the board of directors of Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. and Sociedad de Inversiones Pampa Calichera S.A., the SBIF had commenced a special review on the corporate group known as “Cascadas” in order to verify our compliance with credit limitations set forth in the Chilean General Banking Act. The SBIF concluded that all the companies of the Cascadas group are part of a “corporate organizational structure” to exercise control over SQM S.A., therefore, they should be considered a single debtor for the purposes of computing the above referenced credit limitations. As a consequence of the above, the SBIF concluded that Corpbanca violated the individual lending limits set forth in article 84 N° 1 of the Chilean General Banking Act in relation to article 85 of the same norm regarding the companies that constitute the Cascadas group. In light of the foregoing, the SBIF imposed three fines on Corpbanca of 10% of the excess of such credit limitations for a total amount of Ch$21,764,507,494 (US$30.65 million).

On January 8, 2016, the bank paid the full amount of the fines as a mandatory condition precedent to exercise its appeal rights. On January 18, 2016, the bank brought an action before the Santiago Court of Appeals seeking the annulment of the fines. Pursuant to a final ruling by the Court of Appeals of Santiago dated August 31, 2016, the fines imposed by the SBIF pursuant to letter No.16,191 were declared illegal. In accordance with Article 22 of the General Law on Banks, the favorable ruling obtained by Itaú Corpbanca is not subject to appeal.

On September 6, 2016, the SBIF filed a complaint (recurso de queja) against the judges of the Court of Appeals of Santiago before the Supreme Court, which was dismissed by the Supreme Court on May 9, 2017.

On October 19, 2017, the SBIF pressed charges against Corpbanca (now Itaú Corpbanca) regarding the same alleged violations, giving rise to a new administrative process. On November 14, 2017, Itaú Corpbanca filed a special constitutional rights action (acción de protección) before the Santiago Court of Appeals which was declared inadmissible. Such a ruling was confirmed by the Supreme Court. The administrative process is still pending.

On December 20, 2016, Helm LLC initiated an arbitration proceeding (the “Arbitration”) against respondents Itaú Corpbanca and Corp Group Holding Inversiones Ltda. (“Corp Group”), and nominal respondent Itaú Corpbanca Colombia (collectively with Corp Group and Itaú Corpbanca, “Respondents”), by filing a Request for Arbitration in the ICC’s International Court of Arbitration in New York. Helm LLC alleged that Corp Group and Itaú Corpbanca had breached the Amended and Restated Shareholders Agreement of HB Acquisition S.A.S., dated July 31, 2013, between shareholders of Itaú Corpbanca Colombia (the “SHA”). As relief, Helm LLC is seeking, among other things, damages of $598 million, reflecting what it claims is the value to which it is entitled in return for its shares in Itaú Corpbanca Colombia, plus interest. On February 14, 2017, Respondents filed their answers to Helm LLC’s Request for Arbitration, denying Helm LLC’s claims, and Corp Group and Itaú Corpbanca filed a counterclaim against Helm LLC for breaching the SHA. As relief under their counterclaim, Corp Group and Itaú Corpbanca are seeking, among other things, for Helm LLC’s rights under the SHA to be terminated. On April 19, 2017, Helm LLC filed a reply to Corp Group and Itaú Corpbanca’s counterclaim. The Arbitration has continued pursuant to the applicable procedures and an evidentiary hearing is expected to take place in July 2018. Itaú Corpbanca believes Helm LLC’s claim is without merit and intends to enforce its rights under the SHA and applicable law.

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

On the other hand, the Itaú CorpGroup Shareholders’ Agreement provides for a dividend policy that targets, in the following order of priority: (i) first, complying with the Optimal Regulatory Capital for such fiscal year, as this term is defined therein, (ii) second, the payment of cash dividends aggregating at least US$370 million for each year and (iii) third, achieving a growth rate of the total assets of Itaú Corpbanca and Itaú Corpbanca Colombia above the Minimum Growth Rate (as this term is defined therein) and other reasonable objectives as determined by the board of Itaú Corpbanca. See “Item 10. Additional Information—C. Material Contracts — Itaú CorpGroup Shareholders’ Agreement.”

The Itaú CorpGroup Shareholders’ Agreement provides for the distribution of the 100% of the fiscal year’s net income, calculated as total net income for the period less an amount provisioned to comply with the Optimal Minimum Regulatory Capital, as this term is defined in the Itaú CorpGroup Shareholders’ Agreement. In accordance with the Itaú CorpGroup Shareholders’ Agreement, at our ordinary shareholders’ meeting held on March 27, 2017, our shareholders approved a dividend payout ratio of 30% of 2016 net income, equivalent to a dividend yield of 0.02%. In 2017, we paid an annual dividend of Ch$0.001205475/share.

Also in accordance with the Itaú CorpGroup Shareholders’ Agreement, at our ordinary shareholders’ meeting held on March 27, 2018, shareholders approved a dividend payout ratio of 40% of 2017 net income. As a result, in 2018, we paid an annual dividend of Ch$0.04484469/share, equivalent to a dividend yield of 0.76%.

The actual amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends.

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

	Santiago Stock Exchange		New York Stock Exchange
	Common Stock		ADSs
	High	Low	High	Low
	(Ch$ per share (1))		(US$ per ADS(2))
Annual Price History
2013	7.47	4.73	22.19	13.75
2014	7.79	5.92	21.14	15.82
2015	7.90	5.53	18.78	11.70
2016	6.16	5.20	14.43	10.87
2017	6.42	4.95	14.75	10.77

Quarterly Price History
2015 1st Quarter	7.68	6.60	18.54	15.82
2015 2nd Quarter	7.90	6.71	18.78	16.34
2015 3rd Quarter	7.00	6.07	16.48	12.91
2015 4th Quarter	6.37	5.53	14.09	11.70
2016 1st Quarter	6.13	5.20	13.75	10.87
2016 2nd Quarter	6.16	5.23	14.43	11.26
2016 3rd Quarter	5.97	5.46	13.80	12.32
2016 4th Quarter	5.99	5.37	13.81	11.97
2017 1st Quarter	6.12	5.06	13.68	11.65
2017 2nd Quarter	6.42	5.90	14.48	13.30
2017 3rd Quarter	6.39	5.62	14.75	13.43
2017 4th Quarter	6.10	4.95	14.44	10.77
2018 1st Quarter	6.17	5.60	15.53	13.44

Monthly Price History
September 2017	6.03	5.62	14.54	13.43
October 2017	6.10	5.85	14.44	13.60
November 2017	5.84	5.13	13.88	11.90
December 2017	5.65	4.95	13.60	10.77
January 2018	6.17	5.65	15.53	13.73
February 2018	6.11	5.68	15.35	14.15
March 2018	6.00	5.80	15.18	14.35
April 2018 (3)	5.80	5.80	14.62	14.62

Sources: Santiago Stock Exchange Official Quotation Bulletin; NYSE.

(1)                     Pesos per share reflect nominal price at trade date.

(2)                     Price per ADS in US$: one ADS represents 5,000 shares of common stock and 1,500 since March 2011.

(3)                     The information for April 2018 is as of April 2, 2018.

B.  PLAN OF DISTRIBUTION

Not applicable.

C.  MARKETS

Our common shares are traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange under the symbol “ITAUCORP.” Our ADSs have been listed since November 1, 2004 on the New York Stock Exchange under the symbol “ITCB.”

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

The Chilean securities markets are principally regulated by the CMF under the Chilean Securities Market Act and the Chilean Corporations Act. In the case of banks, compliance with these laws is supervised by the SBIF. These two acts provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors. The Chilean Securities Market Act sets forth requirements relating to public offerings, stock exchanges, securities brokers and dealers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Corporations Act sets forth the rules and requirements for establishing public companies while eliminating government supervision of closed (closely-held) corporations. Public companies are those that voluntarily, or are legally required to, register their shares in the Securities Registry kept by the CMF.

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

OWNERSHIP RESTRICTIONS

Under Article 12 of the Chilean Securities Market Act and the Regulations of the SBIF, shareholders of Public Companies are required to report the following to the CMF and the Chilean stock exchanges:

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

Under Article 54 of the Chilean Securities Market Act and the regulations of the CMF, persons or entities intending to acquire control, directly or indirectly, of a Public Company, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such acquisition at least ten business days before the date of perfection of the acts which allow to obtain control of the company, but in any case, as soon as negotiations regarding the change of control are formalized and/or as soon as reserved information and/or documents concerning the target are delivered to the potential acquirer through a filing with the CMF, the stock exchanges and the companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations.

Within the same term, a written communication to such effect must be sent to the target corporation, the controlling corporation, the corporations controlled by the target corporation, the CMF, and to the Chilean stock exchanges on which the securities are listed.

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

Title XXV of the Chilean Securities Market Act on tender offers and the regulations of the CMF provide that the following transactions shall be carried out through a tender offer:

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

•      the person or group does not control, directly or indirectly, more than 40% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5% of the voting share capital; and

•      in cases where the CMF has ruled otherwise, based on the distribution or atomization of the overall shareholding.

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

Likewise, the CMF may determine that a joint action agreement exists between two or more entities considering, among others, the number of companies in which they simultaneously participate and the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at shareholders’ meetings.

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

•      all the companies with a common controlling person and the common controlling person; and

•      all the entities that the CMF declare to be part of the business group due to one or more of the following reasons:

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

SHAREHOLDERS’ MEETINGS AND VOTING RIGHTS

An annual ordinary meeting of shareholders is held within the first four months of each year, generally in March and must be called by the board of directors. The annual ordinary meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy proposed by the board of directors, elects the members of our board of directors and approves any other matter which does not require an extraordinary shareholders’ meeting. The last annual ordinary meeting of our shareholders was held on March 27, 2018.

Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the SBIF.

Notice to convene the annual ordinary meeting or an extraordinary meeting is given by means of written notice which must be published at least three different days in a newspaper of our corporate domicile (currently Santiago) designated by the shareholders at their annual meeting and if a shareholder fails to make such designation, the notice must be published in the Official Gazette pursuant to legal regulations. The first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and to the SBIF, CMF and the Santiago, Valparaiso and Chilean Electronic Stock Exchange. Currently, we publish our official notices in the Diario Pulso.

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

After these transactions occurred, Itaú Chile merged with and into Corpbanca, with Corpbanca as surviving entity under the name of “Itaú Corpbanca.” The Merger resulted in the issuance of 172,048,565,857 shares of Corpbanca (representing 33.58% of the shares of Itaú Corpbanca) to Itaú Unibanco. The Saieh Family retained 33.13% of the capital stock of Itaú Corpbanca and the remaining 33.29% of the capital stock was held by public shareholders. After the Merger, Itaú Unibanco indirectly acquired an additional 2.13% and 0.35% interest in our share capital from the Saieh Family, on October 26, 2016 and on September 15, 2017, respectively, which resulted in an aggregate holding of 36.06% of the capital stock of Itaú Corpbanca.

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

After the Merger, and according to the Transaction Agreement and its amendment on January 20, 2017, the following transactions will be implemented:

•                  Itaú Corpbanca Colombia shall purchase all of the assets and liabilities of Itaú BBA Colombia in accordance with the terms and conditions agreed by Itaú Corpbanca Colombia and Itaú BBA Colombia on November 1, 2016 (the “Itaú Colombian Asset Acquisition”). The Itaú Colombian Asset Acquisition was approved by the shareholders of Itaú Corpbanca Colombia and the CFS, and completed on June 16, 2017, as established in the agreement signed on June 1, 2017, between Itaú Corpbanca Colombia, as assignee, and Itaú BBA Colombia S.A. Corporación Financiera, as assignor. Pursuant to the Itaú Colombian Asset Acquisition transaction, Itaú Corpbanca Colombia acquired Itaú BBA Colombia S.A. Corporación Financiera assets and liabilities. In relation to this transaction, Itaú Corpbanca Colombia S.A. paid Ch$33,205 million to Itaú BBA Colombia S.A Corporación Financiera. This agreement also contemplated the rendering of certain services by Itaú Corpbanca Colombia in favor of Itaú BBA Colombia and the hiring of the senior management of Itaú BBA Colombia by Itaú Corpbanca Colombia.

•                  Itaú Corpbanca shall acquire of the shares of Banco Corpbanca Colombia S.A., now Itaú Corpbanca Colombia, held by CorpGroup (currently representing 12.36% of shares outstanding) no later than January 28, 2022, subject to receipt of the applicable regulatory approvals. The purchase price for the shares will be US$3.5367 per share plus (i) interest from (and including) August 4, 2015 until (but excluding) the payment date at an annual interest rate equal to Libor plus 2.7% minus (ii) the sum of (x) the aggregate amount of dividends paid by Itaú Corpbanca Colombia to CorpGroup since the date of the Transaction Agreement, plus (y) the accrued interest with respect to the amount of such dividends since the date of their payment until the payment date of the purchase price, at an annual interest rate equal to Libor plus 2.7%.

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

Registration of the Shares of Itaú Corpbanca Colombia S.A.

Itaú Corpbanca and CorpGroup will carry out commercially reasonable efforts, in accordance with the shareholders agreement of Itaú Corpbanca Colombia S.A., in order to cause Itaú Corpbanca Colombia to be registered as a public company in the National Registry of Securities and Issuers of the CFS and its shares to be listed in the Colombian Stock Market (the “CSM”). The registration process is subject to the approval of Itaú Corpbanca Colombia’s extraordinary shareholders’ meeting.

Itaú Corpbanca and CorpGroup, pursuant to the terms of the shareholders’ agreement dated July 1, 2013 entered into with Helm LLC and other shareholders of Itaú Corpbanca Colombia, requested to submit for the shareholders’ approval the registration of Itaú Corpbanca Colombia in the National Registry of Securities and Issuers of the CFS and the listing of its shares in the CSM. On February 1, 2017, in a meeting of shareholders of Itaú Corpbanca Colombia called for the decision of the above-mentioned matters, Helm LLC voted against such registration and listing and, therefore, those matters were rejected. Following this rejection, Itaú Corpbanca and CorpGroup filed a counterclaim in the Arbitration held in New York against Helm LLC for breaching the shareholders’ agreement. See “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings.”

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

Itaú Unibanco and CorpGroup Parent agreed that of the number of directors of each of the board of (i) Itaú Corpbanca and Itaú Corpbanca Colombia that they are entitled or able to appoint (including by causing Itaú Corpbanca to appoint) at any time (in addition to any independent directors required by applicable law) and (ii) the respective subsidiaries of Itaú Corpbanca and Itaú Corpbanca Colombia that they are entitled or able to appoint at any time (in addition to any independent directors required by applicable law), each of Itaú Unibanco and CorpGroup Parent shall be entitled to designate a number in proportion to its respective direct and indirect percentage ownership in Itaú Corpbanca, rounded to the nearest whole number; provided that Itaú Unibanco shall designate at least a majority of such directors of each board appointed by them and that at least one of such directors of each board is appointed by CorpGroup Parent.

The board of Itaú Corpbanca shall be comprised of 11 directors and two alternate directors (one selected by Itaú Unibanco and one selected by CorpGroup Parent). The board of Itaú Corpbanca Colombia shall be comprised of nine directors and the number of directors of the board of all other subsidiaries shall be specified by the board of Itaú Corpbanca.

Itaú Unibanco and CorpGroup Parent agreed to cause, (i) a designee of CorpGroup Parent to be the chairman of the board of Itaú Corpbanca as long as CorpGroup Parent holds at least 13% of the capital stock of Itaú Corpbanca, (ii) a designee of CorpGroup Parent to be the chairman of the board of Itaú Corpbanca Colombia as long as CorpGroup Parent holds at least 13% of the capital stock of Itaú Corpbanca and (iii) a designee of Itaú Unibanco to be the vice-chairman of Itaú Corpbanca and Itaú Corpbanca Colombia. The chairman of the board of Itaú Corpbanca shall not have a casting vote.

Itaú Unibanco and CorpGroup Parent shall cause the directors of the relevant board appointed by them to vote, to the extent permitted by applicable law, together as a single block on all matters in accordance with the recommendation of Itaú Unibanco (except in the cases subject to shareholder consent rights). To this end, in the event that (i) a director of Itaú Corpbanca, Itaú Corpbanca Colombia or any other subsidiary of Itaú Corpbanca designated by CorpGroup Parent or Itaú Unibanco does not vote with the other directors as a single block and (ii) as a consequence, the relevant board is unable to adopt a decision on such matter in accordance with the recommendation of Itaú Unibanco (except that (ii) will not be required if such director is a member of the Saieh Group, or fails to comply on more than two occasions and more than two matters in any calendar year), Itaú Unibanco or CorpGroup Parent (whomever designated such director), shall take all required action to have such director removed from the relevant board within 60 calendar days. Failure to take such action shall be considered to constitute a Material Breach by the shareholder who designated such director.

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

Board Committees

Itaú Unibanco and CorpGroup Parent agreed to cause Itaú Corpbanca and Itaú Corpbanca Colombia to each create the following committees of the board of directors: Directors Committee, Audit Committee, Management and Talent Committee, Assets and Liabilities Management Committee and Credit Committee.

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

Officers

The board of directors of Itaú Corpbanca shall appoint from time to time the CEO, the country heads and other senior management of Itaú Corpbanca and Itaú Corpbanca Colombia. Itaú Unibanco and CorpGroup Parent shall cause Itaú Corpbanca to cause its subsidiaries to appoint designees of the board of Itaú Corpbanca from time to time to the designated positions at such subsidiary. A Management and Talent Committee will determine an objective process to recommend designees to these positions based on internal promotion, international, merit-based standards and professional track record, and relevant industry and jurisdiction-specific experience, and will provide a list of selected candidates to the board of Itaú Corpbanca who will be ultimately responsible for their final appointment.

CorpGroup Parent may request the removal of the CEO of Itaú Corpbanca and of Itaú Corpbanca Colombia if during three consecutive years (excluding the year of the closing of the Merger) the ROE (return on equity) of the respective bank is at least 1% lower than the average ROE of the three largest privately-owned banks (measured by assets, and excluding Itaú Corpbanca and Itaú Corpbanca Colombia) of Chile or Colombia, as the case may be, during such three-year period.

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

•      effect any acquisition of the stock, equity interests, assets or business of any third-party or any disposition of assets of Itaú Corpbanca or any subsidiary or the capital stock or other equity interests of any subsidiary, in each case in excess of materiality thresholds;

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

Dividend Policy; Dividend Put and Call Options.

For a period of eight fiscal years starting from the closing of the Transaction, or the Dividend Period, Itaú Unibanco and CorpGroup Parent agreed to cause Itaú Corpbanca to adopt an annual business plan and budget expressly providing for the management of Itaú Corpbanca and its subsidiaries in a manner that has as its primary target, in the following order of priority: (i) first, complying with the Optimal Regulatory Capital for such fiscal year, (ii) second, the payment by Itaú Corpbanca of cash dividends aggregating at least US$370 million for each year during the Dividend Period and (iii) third, achieving a growth rate of the total assets of Itaú Corpbanca and Itaú Corpbanca Colombia above the Minimum Growth Rate and other reasonable objectives as determined by the board of Itaú Corpbanca. Itaú Unibanco and CorpGroup Parent have agreed to cause the board of Itaú Corpbanca to cause management of Itaú Corpbanca and its subsidiaries to conduct their respective businesses in accordance with such annual business plan and budget.

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

Optimal Regulatory Capital means at any date, with respect to either Itaú Corpbanca or Itaú Corpbanca Colombia, as the case may be, (a) the higher of (i) 120% of the minimum regulatory Capital Ratio required by applicable law of the applicable country and (ii) the average regulatory Capital Ratio of the three largest privately-owned banks (excluding the Itaú Corpbanca and/or Itaú Corpbanca Colombia) (measured in terms of assets) in Chile or Colombia, as the case may be, in each case as of the last day of the most recent fiscal year multiplied by (b) the risk-weighted assets (including any risk-weighted assets of subsidiaries that are consolidated for purposes of calculating minimum regulatory Capital Ratio in such country) of the Itaú Corpbanca or Itaú Corpbanca Colombia, as the case may be, as of the date one year from the last day of the most recent fiscal year assuming that such risk-weighted assets grow during such year at a rate equal to the Minimum Growth Rate.

Minimum Growth Rate for any year shall mean the minimum growth rate of the total assets of Itaú Corpbanca and Itaú Corpbanca Colombia (determined in accordance with IFRS) for the applicable country (e.g., Chile or Colombia) determined in good faith by the board of directors of Itaú Corpbanca (but in no event exceeding Forecasted System Growth in such country for such year) reasonably necessary to maintain the market share of Itaú Corpbanca and Itaú Corpbanca Colombia (each measured in terms of assets in their respective countries) as of the last day of the immediately preceding year.

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

Systems Operations Services Agreement

We have entered into a Systems Operations Services Agreement with IBM, initially dated March 30, 2001, and covering a term from April 1, 2001 through April 15, 2006 which can be renegotiated periodically. The current extension became effective on April 16, 2008 until April 30, 2018. Under this agreement, IBM provides outsourcing computer system operations services to us and we are obligated to pay fees amounting to UF 2,436.9 per month.

Service Contracts

On July 6, 2001, we entered into a Services Agreement with our affiliate Inversiones CorpGroup Interhold Limitada pursuant to which CorpGroup provides us with professional and technical consulting services including preparation of financial statements, implementing financial and administrative procedures; preparing, analyzing, and providing legal advisory services; and analyzing economic, financial sectors and feasibility of investment plans; we pay fees of approximately UF6,250 per month. On January 27, 2014, we entered into an amendment to the agreement which took effect as of January 1, 2015. Pursuant to this amendment, the agreement was extended for a further 10-year term beginning on January 1, 2015, subject to certain early termination provisions. Either party may extend the term of the agreement for five additional years. Provisions for the payment of expenses were also included in this amendment.

On April 10, 2008, we entered into a Services Agreement with our affiliate Inversiones CorpGroup Interhold Limitada, pursuant to which CorpGroup provides us with professional and technical consulting services in the finance, capital markets, real estate and operations areas; we pay fees of approximately UF 1,350 per month. On January 27, 2014, we entered into an amendment to the agreement which took effect as of January 1, 2015. Pursuant to the amendment, the agreement was extended for a further 10-year term beginning on January 1, 2015, subject to certain early termination provisions. Either party may extend the term of the agreement for five additional years, subject to certain conditions. Provisions for the payment of expenses were also included in this amendment.

On March 27, 2012, we entered into a Services Agreement with Mr. Álvaro Saieh Bendeck and our affiliate CorpGroup Holding Inversiones Limitada, pursuant to which CorpGroup Holding Inversiones Limitada provides us with professional and technical consulting services in all matters related to strategic planning and definitions, new businesses, including acquisitions in Chile or abroad, and management controls; we pay fees of approximately UF 1,250 per month. On January 27, 2014, we entered into an amendment to the agreement which took effect as of January 1, 2015. Pursuant to the amendment, the agreement was extended for a further 10-year term beginning on January 1, 2015, subject to certain early termination provisions. Either party may extend the term of the Service Contract for five additional years, provided that on such date the services continue to be rendered with the participation of Mr. Álvaro Saieh Bendeck. Provisions for the payment of expenses were also included in this amendment.

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

Redbanc Agreement

We entered into an agreement dated as of April 1, 2001 to participate in the automated teller machine network operated by Redbanc S.A. Due to the Merger, on October 11, 2016, this agreement was amended and restated in order to (i) terminate the equivalent agreement entered into by former Banco Itaú Chile with Redbanc S.A. prior to the Merger and (ii) recognize and confirm the agreement entered into by former Corpbanca, which remains in full force and effect.

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

Pursuant to the provisions of Chapter XIV of the Compendium, it is not necessary to seek the Central Bank of Chile’s prior approval in order to establish an ADS facility. The Central Bank of Chile only requires that (i) any foreign investor acquiring shares to be converted into ADSs who has actually brought funds into Chile for that purpose shall bring those funds through the Formal Exchange Market, (ii) any foreign investor acquiring shares to be converted into ADSs informs the Central Bank of Chile of the investment in the terms and conditions described below, (iii) all remittances of funds from Chile to the foreign investor upon the sale of the shares underlying the ADSs or from dividends or other distributions made in connection therewith, shall be made through the Formal Exchange Market, and (iv) all remittances of funds to the foreign investor, whether or not from Chile, shall be informed to the Central Bank of Chile in the terms and conditions described below.

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

This situation is different from the one governing ADSs issued by Chilean companies prior to April 19, 2001. Prior to such date, ADSs representing shares of stock of Chilean corporations were subject to Chapter XXVI of the Compendium, which addressed the issuance of ADSs by Chilean companies and foreign investment contracts entered into among the issuer of the shares, the Central Bank of Chile and the depository pursuant to Article 47 of the Central Bank Act. Chapter XXVI of the Compendium and the corresponding foreign investment contracts granted foreign investors the vested right to acquire dollars with the proceeds obtained in the sale of the underlying shares of stock, or from dividends or other distributions made in connection therewith and remit them abroad. On April 19, 2001, the Central Bank of Chile eliminated Chapter XXVI of the Compendium and made the establishment of new ADS facilities subject to the provisions of Chapter XIV of the Compendium. All foreign investment contracts executed under the provisions of Chapter XXVI of the Compendium remain in full force and effect and are governed by the provisions in effect at the time of their execution.

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

E.  TAXATION

CHILEAN TAX CONSIDERATIONS

The following discussion is based on material Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion summarizes the material Chilean income tax consequences of an investment in the ADSs or common shares received in exchange for ADSs by an individual who is not domiciled in or a resident of Chile, or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, which we refer to as a foreign holder. For purposes of Chilean law, an individual holder is a resident of Chile if he or she has resided in Chile for more than six months in one calendar year or for a total of more than six months, whether consecutive or not, in two consecutive tax years. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile). This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign holders, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another statute. In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application interpreting the provisions of Chilean tax law. Absent a retroactive law, Chilean taxes may not be assessed retroactively against taxpayers who act in good faith relying on such rulings and regulations, but Chilean tax authorities may change said rulings and regulations prospectively. There is no general income tax treaty in force between Chile and the United States (although a treaty has been signed, it has not yet been ratified by United States’ Congress and therefore is not yet effective).

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

From January 1, 2017, the first category tax may be credited partially (65%). Nevertheless, the foreign holder shall be entitled to a full first category tax credit, regardless of the tax regime chosen by the company, if such holder is established or domiciled in, or resident of, a country with which Chile has a double taxation treaty in force or, until December 31, 2021, Chile has signed a double taxation treaty with such country, even if not in force.

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

CAPITAL GAINS

Gains realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile (confirmed by the Chilean IRS in ruling No. 1,307 of 2013). The deposit and withdrawal of common shares in exchange for ADSs will not be subject to any Chilean taxes.

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

The tax basis of common shares received in exchange for ADSs will be the acquisition value of such shares duly adjusted for local inflation. The valuation procedure set forth in the deposit agreement, which values common shares that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into common shares and sale of such common shares for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile, to the extent that the sale price is equal to the acquisition value at the time of redemption as discussed above. In the event the sale price exceeds the acquisition value of such shares determined, as explained above, such capital gain will be subject to first category tax (in the event the sale took place on or before December 31, 2016), and to the Chilean withholding, tax as discussed above.

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

Exempt capital gains - Article 107 of the Chilean Income Tax Law

According to Article 107 of the Chilean Income Tax Law, the sale and disposition of shares of Chilean public corporations which are significantly traded on a Chilean stock exchange is not levied by any Chilean tax on capital gains, if the sale or disposition was made:

•      on a local stock exchange authorized by the CMF or in a tender offer process according to Title XXV of the Chilean Securities Market Act, so long as the shares (1) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Chilean Securities Market Act, (2) are newly issued shares issued in a capital increase or incorporation of the corporation, (3) were acquired as a result of the exchange of convertible securities, or (4) were a contribution or redemption of securities in accordance with Article 109 of the Chilean Income Tax Law. In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax Law; or

•      within 90 days after the shares would have ceased to be significantly traded on the stock exchange. In such case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share of the last 90 days in which the shares were significantly traded on the stock exchange. Any gains above the average price will be taxable capital gains.

For purpose of the bullets above, shares are considered to be significantly traded on a Chilean stock exchange when they (1) are registered in the securities registry, (2) are registered in a Chilean Stock Exchange; and (3) have an adjusted presence equal to or above 25% or have a “Market Maker” according to the CMF Ruling No. 327 dated January 17, 2012. Currently, our shares are considered to be significantly traded on a Chilean stock exchange.

OTHER CHILEAN TAXES

No Chilean inheritance, gift, or succession taxes apply to the transfer or disposition of the ADSs by a foreign holder but such taxes generally will apply to the transfer at death or by a gift of common shares by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or common shares.

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

If you are a non-corporate U.S. holder, dividends paid to you may constitute qualified dividend income and be taxable to you at a reduced rate provided that (1) certain holding period requirements are met, (2) the ADSs or common shares are considered to be readily tradable on an “established securities market” in the United States, and (3) the bank is not a PFIC. Under U.S. Internal Revenue Service, or IRS, authority, ADSs are considered for purposes of clause (2) above to be readily tradable on an established securities market in the United States because they are listed on the NYSE. Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividend income because the common shares are not themselves listed on a U.S. exchange. Moreover, as discussed below, under “—Passive Foreign Investment Company rules,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2017 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks. You should consult your tax advisor regarding the availability of the reduced rate for dividends paid with respect to our ADSs or common shares. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain U.S. corporations.

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

Passive Foreign Investment Company rules

Based upon our current estimates, expectations and projections of the value and classification of our assets and the sources and nature of our income, we believe that the bank’s ADSs and common shares should not be treated as stock of a PFIC for U.S. federal income tax purposes for 2017, our current taxable year or in the foreseeable future, but this conclusion is a factual determination that is made annually and there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. Our actual PFIC status for our current taxable year ending December 31, 2018 will not be determinable until after the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for 2018.

In general, if you are a U.S. holder, the bank will be a PFIC with respect to you if for any taxable year in which you held the bank’s ADSs or common shares:

•      at least 75% of the bank’s gross income for the taxable year is “passive income;” or

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

We believe that we should qualify as an active bank under the requirements of the notice and the proposed regulations, assuming that the proposed regulations are finalized in their current form. Accordingly, based on our present regulatory status under Chilean law, the present nature of our activities and the present composition of our assets and sources of income, we do not believe we were a PFIC for the taxable year ending December 31, 2017 (the latest period for which the determination can be made) and we also do not expect to be a PFIC for the current taxable year or for any future taxable years.

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

Possible Foreign Account Tax Compliance Act Withholding

Pursuant to Sections 1471 through 1474 of the Code and U.S. Treasury Regulations promulgated thereunder, commonly referred to as FATCA, a 30% withholding tax may, in the future, be imposed on all or some of the payments on the ADSs or our common stock to holders and non-U.S. financial institutions receiving payments on behalf of holders that, in each case, fail to comply with information reporting, certification and related requirements. Under current guidance, the amount to be withheld is not defined, and it is not yet clear whether or to what extent payments on the ADSs or shares of our common stock may be subject to this withholding tax. This withholding tax, if it applies, could apply to any payment made with respect to the ADSs or our common stock. Moreover, withholding may be imposed at any point in a chain of payments if a non-U.S. payee fails to comply with U.S. information reporting, certification and related requirements. Accordingly, ADSs or shares of our common stock held through a non-compliant institution may be subject to withholding even if the holder otherwise would not be subject to withholding. You should consult your tax advisor regarding potential U.S. federal withholding taxes imposed under FATCA.

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

The following table details regulatory limit consumption for market risk, specifically for the Trading Book as of December 31, 2015, 2016 and 2017.

Trading Book

	As of December 31,
Limit Consumption	2015	2016	2017
Market risk exposure (MRE)	71.8%	60.4%	71.3%

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

The following table details regulatory limit consumption for market risk, specifically for the Banking Book as of December 31, 2015, 2016 and 2017:

Banking Book

	As of December 31,
Limit Consumption	2015	2016	2017
Short-term exposure to interest rate risk (STE)	60.6%	51.8%	45.0%
Long-term exposure to interest rate risk (LTE)	13.8%	60.1%	43.2%

Value at Risk (VaR) Calculation

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

(ii)  Sensitivity Measurements

Sensitivity measurements are based on estimated scenarios for positions in the Trading and Banking Books.

Trading Book Positions by Risk Factor: The table below sets forth the Trading Book positions by risk factor as of December 31, 2015, 2016 and 2017:

	Position
Risk Factor / Products	2015	2016	2017
	MCh$	MCh$	MCh$
CLP rates
Derivatives	(77,875)	(131,852)	(738,006)
Investments	3,733	344,390	263,964

CLF rates
Derivatives	175,245	319,785	694,368
Investments	2,678	72,668	171,330

COP rates
Derivatives	0	4,275	(223,400)
Investments	0	381,848	384,244

UVR rates
Derivatives	0	0	0
Investments	0	164,828	0

USD rates	7,835	44,211	256,495
OM rates	52	(1,061)	10
FX (exchange rate)	7,887	14,089	15,620
Inflation (CLF)	0	0	0
Optionality (Gamma, Vega)	1	6	120

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

Banking Book by Risk Factor:

FX and Inflation Positions in Banking Book:

The following table sets forth the foreign currency and inflation positions in the Banking Book as of December 31, 2015, 2016 and 2017:

	Year End 2015	Year End 2016	Year End 2017
CLF Position	448,256	1,118,526	877,152
FX Position	(52,231)	(684,938)	(889,075)

Positions in currencies other than Chilean pesos and exposure to indexation are classified by book and by their effect on the bank’s financial statements, reflecting the spot exposure to each risk factor. It is important to highlight the impact of structural exchange rate risk arising from the bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the results and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges. The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of December 31, 2017, greater ongoing exposure was concentrated in Colombian pesos (approximately US$1,019 billion). The bank hedges part of these positions on a permanent basis using currency derivatives. The currency positions in the Banking Book have limits for each currency.

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

The following table shows the Banking Book positions for the most important currencies in which the bank does business as of December 31, 2015, 2016 and 2017 (products valued at amortized cost and available-for-sale instruments and derivatives valued at fair value).

The exposures presented are the present values resulting from:

•      Modeling contractual cash flows based on behaviors that affect market risk exposure (for example, prepayment and renewal, among others).

•      Discounting cash flows from items accounted for on an accrual basis at a rate that represents the opportunity cost of the liability/asset.

•      Discounting cash flows from items accounted for at market value at the market rate.

	Year-End 2015
CLP Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	1,375,771	433,059	740,858	377,601	102,765
Cash	227,450	—	—	—	—
Repurchase agreements	58,296	—	—	—	—
Loans to customers, net	639,202	408,002	701,133	365,287	102,720
Financial assets available for sale	147,925	25,057	39,725	12,314	45
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	97,349	—	—	—	—
Other assets	205,549	—	—	—	—
LIABILITIES	(1,823,957)	(518,933)	(1,046,279)	(278,441)	(10,960)
Checking accounts and demand deposits	(375,365)	(47,417)	(151,741)	(110,807)	(10,960)
Savings accounts and time deposits	(658,190)	(471,444)	(892,462)	(137,889)	—
Debt issued	—	—	(2,077)	(29,745)	—
Repurchase agreements	(88,328)	(72)	—	—	—
Other liabilities	(178,329)	—	—	—	—
Capital and reserves	(523,745)	—	—	—	—
DERIVATIVES	313,295	157,511	414,040	(130,308)	(92,492)
Financial derivative instruments	313,295	157,511	414,040	(130,308)	(92,492)

	Year-End 2015
CLF Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	340,027	265,914	957,214	627,247	2,133,207
Cash	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	248,695	217,467	874,598	546,211	2,133,207
Financial assets available for sale	81,786	48,447	82,616	81,036	—
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	9,546	—	—	—	—
LIABILITIES	(214,234)	(88,779)	(609,756)	(542,924)	(1,756,897)
Checking accounts and demand deposits	(371)	—	—	—	—
Savings accounts and time deposits	(171,613)	(80,000)	(494,159)	(171,808)	(373,648)
Debt issued	(4,173)	(8,776)	(59,318)	(285,780)	(1,331,970)
Repurchase agreements	—	—	—	—	—
Other liabilities	(38,077)	(3)	(56,279)	(85,336)	(51,279)
Capital and reserves	—	—	—	—	—
DERIVATIVES	88,477	(202,459)	(189,140)	(55,062)	(304,577)
Financial derivative instruments	88,477	(202,459)	(189,140)	(55,062)	(304,577)

	Year-End 2015
FX Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	535,528	426,188	548,729	22,657	16,207
Cash	143,224	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	335,312	426,188	548,729	22,657	16,207
Financial assets available for sale	—	—	—	—	—
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	56,992	—	—	—	—
LIABILITIES	(445,017)	(499,406)	(452,259)	(30,098)	(5,389)
Checking accounts and demand deposits	(65,134)	(10,675)	(34,114)	(24,691)	(5,389)
Savings accounts and time deposits	(241,110)	(159,131)	(169,009)	—	—
Debt issued	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Other liabilities	(138,773)	(329,600)	(249,136)	(5,407)	—
Capital and reserves	—	—	—	—	—
DERIVATIVES	(229,775)	74,931	9,984	(630)	(23,882)
Financial derivative instruments	(229,775)	74,931	9,934	(630)	(23,382)

	Year-End 2016
CLP Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	3,501,743	870,776	2,160,430	1,290,116	543,713
Cash	456,753	—	—	—	—
Repurchase agreements	82,146	—	—	—	—
Loans to customers, net	2,103,570	823,545	2,126,992	1,126,147	459,420
Financial assets available for sale	320,536	47,233	33,438	163,969	84,293
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	214,411	—	—	—	—
Other assets	324,327	—	—	—	—
LIABILITIES	(6,504,266)	(1,196,757)	(2,361,334)	(227,588)	(158,564)
Checking accounts and demand deposits	(1,890,606)	—	(58,425)	—	—
Savings accounts and time deposits	(3,042,768)	(1,190,542)	(2,286,425)	(157,934)	(255)
Debt issued	(831)	(4,710)	(15,982)	(69,654)	(158,309)
Other liabilities	(302,491)	(1,505)	(502)	—	—
Capital and reserves	(1,267,570)	—	—	—	—
DERIVATIVES	(136,936)	(204,005)	548,898	(117,704)	48,800
Financial derivative instruments	(136,936)	(204,005)	548,898	(117,704)	48,800

	Year-End 2016
CLF Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	460,596	467,103	2,112,730	1,828,020	3,977,336
Cash	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	498,761	453,798	2,019,088	1,751,321	3,931,531
Financial assets available for sale	3,792	13,305	93,642	76,699	45,805
PP&E and intangible assets	—	—	—	—	—
Other assets	(41,957)	—	—	—	—
LIABILITIES	(366,933)	(158,745)	(1,087,649)	(892,317)	(3,218,064)
Other liabilities	(86,149)	—	(46,944)	(66,944)	(21,856)
Capital and reserves	—	—	—	—	—
Debt issued	(41,651)	(12,178)	(542,146)	(649,782)	(2,773,046)
Checking accounts and demand deposits	(17,596)	—	—	—	—
Savings accounts and time deposits	(221,537)	(146,567)	(498,559)	(175,591)	(423,162)
DERIVATIVES	(633,500)	(290,901)	(864,344)	(448,301)	233,496
Financial derivative instruments	(633,500)	(290,901)	(864,344)	(448,301)	233,496

	Year-End 2016
COP and UVR Position	1 Month	1 -3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
Assets	2,777,361	610,840	667,891	761,052	690,494
Cash	328,871	—	—	—	—
Repurchase agreements	152,665	—	—	—	—
Loans to customers, net	1,697,264	602,867	629,102	695,626	508,008
Financial assets available for sale	44,235	7,973	38,789	65,426	182,486
Financial assets held to maturity	107,541	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	446,735	—	—	—	—
Liabilities	(4,229,588)	(581,868)	(765,798)	(461,681)	(309,997)
Checking accounts and demand deposits	(1,759,415)	—	—	—	—
Savings accounts and time deposits	(930,983)	(570,126)	(631,854)	(342,199)	(101,967)
Debt issued	(24,653)	(11,742)	(133,944)	(119,482)	(208,030)
Other liabilities	(740,891)	—	—	—	—
Capital and reserves	(773,646)	—	—	—	—
Derivatives	(41,422)	(24,828)	220,845	(8,233)	(83,679)
Financial derivative instruments	(41,422)	(24,828)	220,845	(8,233)	(83,679)

	Year-End 2016
FX Position	1 Month	1 -3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	979,846	774,212	1,123,227	31,486	34,326
Cash	349,543	—	—	—	—
Repurchase agreements	39,172	—	—	—	—
Loans to customers, net	645,830	774,108	1,122,529	22,872	22,093
Financial assets available for sale	287	104	698	8,614	12,233
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	(54,986)	—	—	—	—
LIABILITIES	(1,880,468)	(785,961)	(1,179,179)	(545,528)	—
Checking accounts and demand deposits	(317,104)	—	(7,959)	—	—
Savings accounts and time deposits	(923,035)	(264,542)	(322,601)	—	—
Debt issued	(7,529)	(125,397)	(469,452)	(540,348)	—
Other liabilities	(610,230)	(396,022)	(379,167)	(5,180)	—
Capital and reserves	(22,570)	—	—	—	—
DERIVATIVES	329,880	264,544	461,844	543,063	(57,615)
Financial derivative instruments	329,880	264,544	461,844	543,063	(57,615)

	Year-End 2017
CLP Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	4,256,811	892,701	1,688,269	1,315,538	665,015
Cash	387,847	—	—	—	—
Repurchase agreements	5,956	—	—	—	—
Loans to customers, net	2,162,363	859,897	1,614,115	1,080,663	427,787
Financial assets available for sale	67,735	32,804	74,154	234,876	237,228
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	703,689	—	—	—	—
Other assets	929,221	—	—	—	—
LIABILITIES	(6,418,945)	(1,147,277)	(3,162,828)	(1,204,043)	(221,117)
Checking accounts and demand deposits	(577,488)	(83,941)	(484,133)	(901,810)	(114)
Savings accounts and time deposits	(2,229,619)	(989,646)	(2,633,395)	(194,706)	—
Debt issued	(831)	(7,952)	(45,081)	(107,528)	(221,002)
Other liabilities	(374,333)	(30,483)	—	—	—
Capital and reserves	(3,207,101)	(30,483)	—	—	—
Repos	(29,573)	(4,773)	(219)	—	—
DERIVATIVES	819,878	456,293	268,834	(324,113)	(152,389)
Financial derivative instruments	819,878	456,293	268,834	(324,113)	(152,389)

	Year-End 2017
CLF Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	480,999	510,095	2,008,605	2,172,278	3,891,622
Cash	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	520,449	422,096	1,786,914	1,767,416	3,804,979
Financial assets available for sale	22,633	87,999	221,691	404,862	86,643
PP&E and intangible assets	—	—	—	—	—
Other assets	—	—	—	—	—
LIABILITIES	(352,331)	(255,086)	(423,122)	(968,507)	(3,748,085)
Other liabilities	(15,778)	—	—	—	—
Capital and reserves	(98,353)	(244,699)	(123,995)	(41,967)	(421,726)
Debt issued	(48,724)	(10,387)	(262,792)	(878,854)	(3,319,434)
Checking accounts and demand deposits	(189,476)	—	(36,335)	(47,686)	(6,925)
Savings accounts and time deposits	—	—	—	—	—
DERIVATIVES	(1,209,472)	(508,032)	(817,140)	(226,061)	321,390
Financial derivative instruments	(1,209,472)	(508,032)	(817,140)	(226,061)	321,390

	Year-End 2017
COP and UVR Position	1 Month	1 -3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
Assets	1,995,875	579,940	774,648	1,014,375	593,650
Cash	165,848	—	—	—	—
Repurchase agreements	21,263	—	—	—	—
Loans to customers, net	1,237,941	522,042	633,470	619,269	531,424
Financial assets available for sale	3,885	—	141,177	395,107	62,225
Financial assets held to maturity	25,145	57,898	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	541,794	—	—	—	—
Liabilities	(3,184,891)	(628,485)	(686,080)	(484,123)	(303,754)
Checking accounts and demand deposits	(1,490,776)	—	—	—	—
Savings accounts and time deposits	(350,584)	(578,115)	(635,840)	(376,758)	(140,162)
Debt issued	—	(50,370)	(50,240)	(107,365)	(163,593)
Other liabilities	(669,363)	—	—	—	—
Capital and reserves	(674,168)	—	—	—	—
Derivatives	(233,772)	62,977	(330,530)	374,478	(95,155)
Financial derivative instruments	(233,772)	62,977	(330,530)	374,478	(95,155)

	Year-End 2017
FX Position	1 Month	1 -3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	702,900	263,710	547,829	33,257	11,851
Cash	392,669	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	132,850	263,597	547,358	20,963	10,761
Financial assets available for sale	173	79	439	12,283	1,078
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	177,207	34	31	12	12
LIABILITIES	(1,861,588)	(318,197)	(539,389)	(450,818)	—
Checking accounts and demand deposits	(388,722)	—	—	—	—
Savings accounts and time deposits	(837,274)	(202,181)	(526,101)	(2,215)	—
Debt issued	(452,157)	(116,016)	(13,288)	(448,603)	—
Other liabilities	(116,183)	—	—	—	—
Capital and reserves	(66,994)	—	—	—	—
DERIVATIVES	879,996	(47,020)	70,834	361,999	6,409
Financial derivative instruments	879,996	(47,020)	70,834	361,999	6,409

The following table summarizes the aforementioned exposures:

	2015 Exposure	2016 Exposure	2017 Exposure
	MCh$	MCh$	MCh$
CLP	13,530	(1,942,677)	(2,267,374)
CLF	448,256	1,118,526	877,152
COP-UVR	—	(778,611)	(550,847)
FX	(52,231)	93,673	(338,228)

(iii)  Sensitivity Analysis for Financial Risks

The Bank uses stress testing as a sensitivity analysis tool in order to control financial risk. This measurement is performed separately for each class of financial instruments.

Sensitivity is estimated using the DV01 indicator, which is a measure of sensitivity of the portfolio results considering an increase of one basis point (0.01%) of the zero coupon interest rate of the financial risk factor for different maturities in annualized terms.

The following table presents an estimate of the likely, but reasonable impact of the fluctuations in interest rates, exchange rates and implicit volatilities (market factors) that would have an impact the based on a scenario of each class of financial instrument.

The estimated economic impact derived from the scenarios of changes in market factors presents effects in profit and loss for trading instruments and instruments measured at amortized cost, as well as impacts in other comprehensive income relating the available for sale, cash flow hedges and foreign investments portfolios.

The scenarios presented below correspond to the probable worst-case scenarios chosen from a set of scenarios agreed upon based on the opinions of specialists in economics, financial risk and traders. In order to estimate the economic impact, sensitivities (DV01) and scenario related changes must be multiplied for each market factor.

Scenarios are presented separately for Chile and Colombia.

Interest Rate Scenarios — Chile (basis points — 0.01%):

Scenarios for impact on financial trading instruments							Scenarios for impact on Available-for-Sale Assets (AFS)							Scenarios for impact on instruments measured at amortized cost
Term	Overnight CLP	Gov’t CLP	Overnight CLF	Gov’t CLF	Curve USD	Curves MX	Term	Overnight CLP	Gov’t CLP	Overnight CLF	Gov’t CLF	Curve USD	Curves MX	Term	Overnight CLP	Overnight CLF	Curve USD
1D	(35)	48	116	314	122	(122)	1D	(35)	48	(116)	314	122	122	1D	—	—	—
3M	(35)	48	116	314	122	(122)	3M	(35)	48	(116)	314	122	122	1M	35	116	122
6M	(35)	48	116	314	122	(122)	6M	(35)	48	(116)	314	122	122	3M	35	116	122
9M	(39)	49	97	202	99	(99)	9M	(39)	49	(97)	202	99	99	6M	35	116	122
1Y	(43)	49	77	79	75	(75)	1Y	(43)	49	(77)	79	75	75	9M	39	97	99
2Y	(40)	39	59	75	49	(49)	2Y	(40)	39	(59)	75	49	49	1Y	43	77	75
3Y	(46)	41	57	67	58	(58)	3Y	(46)	41	(57)	67	58	58
4Y	(56)	42	55	59	67	(67)	4Y	(56)	42	(55)	59	67	67
5Y	(66)	43	54	51	75	(75)	5Y	(66)	43	(54)	51	75	75
7Y	(63)	56	58	57	82	(82)	7Y	(63)	56	(58)	57	82	82
10Y	(59)	74	65	67	93	(93)	10Y	(59)	74	(65)	67	93	93
20Y	(59)	75	70	58	93	(93)	20Y	(59)	75	(70)	58	93	93

Exchange Rate Scenarios — Chile:

Exchange Rate	Scenario for impact on financial trading instruments	Scenario for impact on AFS	Scenario for impact on Amortized Cost Book
USD-CLP	8.1%	(8.1)%	(8.1)%
USD-COP	8.0%	8.0%	8.0%

Interest Rate Scenarios — Colombia (basis points — 0.01%):

Scenarios for impact on financial trading instruments				Scenarios for impact on Available-for- Sale Assets (AFS)				Scenarios for impact on instruments measured at amortized cost
Term	Gov’t COP	Swap IBR	Curve USD	Term	Gov’t COP	Swap IBR	Curve USD	Term	Curves MX	Swap IBR	Curve USD
1 D	91	59	(15)	1D	91	59	(15)	1D		59	14
3 M	91	37	(18)	3M	91	37	(18)	1M	122	35	13
6 M	91	48	(8)	6M	91	48	(8)	3M	122	37	11
9 M	91	54	(16)	9M	91	54	(16)	6M	122	48	26
1 Y	91	60	(24)	1Y	91	60	(24)	9M	99	54	22
2 Y	77	43	(33)	2Y	77	43	(33)	1Y	75	60	19
3 Y	67	36	(44)	3Y	67	36	(44)
4 Y	62	39	(49)	4Y	62	39	(49)
5 Y	67	43	(54)	5Y	67	43	(54)
7 Y	75	40	(60)	7Y	75	40	(60)
10 Y	85	36	(69)	10Y	85	36	(69)
20 Y	41	23	(99)	20Y	41	23	(99)

Exchange Rate Scenarios — Colombia:

Exchange Rate	Scenario for impact on financial trading instruments	Scenario for impact on AFS	Scenario for impact on Amortized Cost Book
USD-COP	(8.4)%	8.4%	8.4%

The consolidated effects in profit or loss of the scenarios are presented below:

•                  The following table presents the impact on profit and loss (P&L) for the years ended December 31, 2017, 2016 and 2015 derived from the aforementioned scenarios applied to our financial trading instruments as of year-end:

Potential Impact on P&L	2015	2016	2017
	MCh$	MCh$	MCh$

CLP Rate Risk	(1,865)	(2,812)	(849)
Derivatives	(1,823)	(2,604)	(847)
Investments	(42)	(208	(2)

CLF Rate Risk	(2,662)	(8,069)	(7,839)
Derivatives	(2,635)	(8,069)	(7,839)
Investments	(27)	—	—

COP Rate Risk	—	(11,622)	(14,895)
Derivatives	—	(10,439)	(9,909)
Investments	—	(1,183)	(4,986)

UVR Rate Risk	—	(404)	—
Derivatives	—	—	—
Investments	—	(404)	—

USD Rate Risk	(778)	(2,658)	(2,001)
Other Currencies Rate Risk	(2)	(9)	(50)
Total Rate Risk	(5,307)	(25,574)	(25,633)
Foreign Exchange Risk	(131)	(1,921)	(755)
Options Risk(1)	—	(87)	66
Total Impact	(5,438)	(27,582)	(26,322)

(1)         Option Risk includes the (Vega) and Gamma volatility risks.

•                  The following table presents the consolidated impact on the net interest income derived from the aforementioned scenarios on the financial instruments measured at amortized cost for the periods ended December 31, 2017, 2016 and 2015:

Potential impact on instruments measured at amortized cost	2015	2016	2017
	MCh$	MCh%	MCh$
Impact of Interbank Rate Risk	(4,673)	(7,096)	(9,432)

The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the financial instruments measured at amortized cost portfolio) for the next 12 months.

•                  Changes in market factors derived from the aforementioned scenarios also generate an impact on equity accounts as a result of the potential change in available-for-sale instruments portfolio and the cash flow and net foreign investment hedges portfolios, which are presented in the following table:

As of December 31, 2015:

	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	USD	MUS$	MCh$
CLP	(9,665)	(1)	(242)
CLF	(30,919)	(2)	(1,725)
USD	—	—	—
Other	—	—	—
Total Rate Impact	(40,584)	(3)	(1,967)

Foreign Exchange	Impact of Change in Prices
	MUS$	MCh$
USD	—	—
Other	—	—
Total Impact on Exchange Rate	—	—
Total Impact	(3)	(1,967)

As of December 31, 2016:

	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	US$	MUS$	MCh$
CLP	(293,337)	(14.00)	(9,211)
CLF	41,167	(15.00)	(10,029)
COP	(152,241)	(8.00)	(5,588)
UVR	—	—	—
USD	(77,927)	(3.00)	(2,094)
Other	(159)	—	(7)

Total Rate Impact	(482,497)	(40)	(26,929)

Exchange Rate	Impact of Change in Prices
	MUS$	MCh$
USD	(1)	(269)
COP	(150)	(100,390)
Total Impact on Exchange Rate	(151)	(100,659)
Total Impact	(191)	(127,589)

As of December 31, 2017:

	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	US$	MUS$	MCh$
CLP	(386,979)	(37.01)	(22,745)
CLF	(245,812)	(47.62)	(29,261)
COP	(225,321)	(17.50)	(10,766)
UVR	—	—	—
USD	(48,791)	(2.77)	(1,700)
Other	—	—	—

Total Rate Impact	(906,903)	(105)	(64,473)

Exchange Rate	Impact of Change in Prices
	MUS$	MCh$
USD	(8)	(4,875)
COP	(9)	(5,621)
Total Impact on Exchange Rate	(17)	(10,497)
Total Impact	(122)	(74,969)

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

The following table sets forth the use of the liquidity regulatory limit as of December 31, 2015, 2016 and 2017:

	As of December 31,
	2015	2016	2017
	%	%	%
Regulatory Liquidity Indicator
At 30 days	(2)	4	18
At 30 days in foreign currency	6	12	25
At 90 days	15	16	11

Note: Negative percentage (-2%) means that cash inflows exceed cash outflows at that maturity.

(ii)  Regulatory Measurement of Contractual Liquidity Gap

In accordance with SBIF Chapter 12-20, all cash flows in and outside the statement of financial position are analyzed provided that they contribute cash flows at their contractual maturity point.

Balances of the bank’s consolidated undiscounted contractual cash flows from financial assets and liabilities as of December 31, 2015, 2016 and 2017, are detailed as follows:

	December 31, 2015
	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	1,684,312	634,369	1,862,438	1,106,943	5,370,043	10,658,103
Cash	556,223	—	—	—	—	556,223
Financial instruments recorded at market value	465,982	—	—	—	—	465,982
Loans to other domestic banks without lines of credit	49,779	8,927	38,282	2,825	2,825	102,638
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	548,585	550,736	1,193,941	616,189	2,936,302	5,845,752
Commercial lines of credit and overdrafts	8,671	2,306	38,713	22	22	49,734
Consumer loans without lines of credit	13,780	27,094	113,379	221,144	317,221	692,619
Consumer lines of credit and overdrafts	(9,524)	9,338	295,542	3,001	3,001	301,357
Residential mortgage loans	10,773	21,390	98,262	257,087	2,053,706	2,441,217
Financial instruments recorded based on issuer’s flow	89	17,682	34,274	11,504	14,079	77,628
Other transactions or commitments without lines of credit	61,262	—	77,054	—	—	138,316
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(21,308)	(3,104)	(27,009)	(4,829)	42,887	(13,363)
Liabilities	(2,140,218)	(875,303)	(2,297,841)	(1,191,284)	(3,520,612)	(10,025,260)
Checking accounts and other demand deposits	(1,013,102)	—	—	—	—	(1,013,102)
Term savings accounts - unconditional withdrawal	—	—	—	—	—	—
Term savings accounts - deferred withdrawal	—	—	—	—	—	—
Obligations with Chilean Central Bank without lines of credit	—	—	—	—	—	—
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	(2)	(2)	(99)	(753)	(9,210)	(10,066)
Lines of credit secured from other domestic banks	(21)	—	—	—	—	(21)
Savings accounts and time deposits	(943,680)	(821,386)	(1,660,957)	(362,949)	(976,198)	(4,765,172)
Foreign loans without lines of credit	(2,992)	(22,259)	(550,776)	(83,019)	(87,778)	(746,824)
Lines of credit from foreign banks	—	—	—	—	—	—
Letter of credit obligations	(1,748)	—	(4,916)	(9,009)	(21,783)	(37,456)
Bonds payable	(3,806)	(952)	(51,699)	(290,792)	(1,907,377)	(2,254,626)
Other obligations or payment commitments without lines of credit	(174,867)	(30,704)	(29,394)	(444,762)	(518,266)	(1,197,993)
Other lines of credit secured	—	—	—	—	—	—
Net band	(455,906)	(240,934)	(435,403)	(84,341)	1,849,431	632,843

	December 31, 2016
	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	4,437,895	2,112,587	4,778,259	5,251,810	17,824,808	34,405,359
Cash	1,119,862	—	—	—	—	1,119,862
Financial instruments recorded at market value	1,004,424	359,123	118,864	494,925	1,159,907	3,137,243
Loans to other domestic banks without lines of credit	167,076	4,092	—	—	—	171,167
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	1,969,379	1,525,530	3,364,118	2,816,389	9,368,578	19,043,975
Commercial lines of credit and overdrafts	(276,662)	2,781	58,006	45	45	(215,785)
Consumer loans without lines of credit	62,325	131,324	525,925	1,038,327	1,744,874	3,502,775
Consumer lines of credit and overdrafts	94,515	4,484	325,597	3,248	3,248	431,093
Residential mortgage loans	37,140	66,144	283,201	739,403	5,314,672	6,440,560
Financial instruments recorded based on issuer’s flow	30,967	470	75,868	—	—	107,305
Other transactions or commitments without lines of credit	238,207	6,092	16,098	112,494	117,408	490,299
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(9,338)	12,547	10,582	46,999	116,076	176,865
Liabilities	(8,454,693)	(2,799,978)	(5,214,372)	(2,960,247)	(8,655,131)	(28,084,422)
Checking accounts and other demand deposits	(4,318,821)	—	—	—	—	(4,318,821)
Term savings accounts - unconditional withdrawal	(2,901)	—	—	—	—	(2,901)
Term savings accounts - deferred withdrawal	(39,644)	—	—	—	—	(39,644)
Obligations with Chilean Central Bank without lines of credit	(376,629)	—	—	—	—	(376,629)
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(3,091,375)	(2,474,208)	(3,500,821)	(1,139,025)	(1,938,961)	(12,144,391)
Foreign loans without lines of credit	(245,352)	(281,556)	(1,017,915)	(109,668)	(328,524)	(1,983,014)
Lines of credit from foreign banks	—	—	—	—	—	—
Letter of credit obligations	(4,099)	(809)	(12,048)	(26,473)	(79,972)	(123,402)
Bonds payable	(40,256)	(32,952)	(632,208)	(1,638,082)	(6,217,523)	(8,561,021)
Other obligations or payment commitments without lines of credit	(335,616)	(10,453)	(51,380)	(46,999)	(90,151)	(534,599)
Other lines of credit secured	—	—	—	—	—	—
Net band	(4,016,798)	(687,391)	(436,113)	2,291,563	9,169,677	6,320,937

	December 31, 2017
	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	4,224,229	1,661,207	4,537,928	4,605,864	11,719,090	26,748,318
Cash	964,030	—	—	—	—	964,030
Financial instruments recorded at market value	1,031,730	1,214	15,746	15,448	19,973	1,084,111
Loans to other domestic banks without lines of credit	23,723	—	—	93,955	—	117,678
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	1,746,846	1,401,225	3,153,075	2,656,850	6,132,404	15,090,400
Commercial lines of credit and overdrafts	(325,031)	10,376	94,146	49	—	(220,459)
Consumer loans without lines of credit	141,002	148,208	560,896	1,053,399	728,777	2,632,282
Consumer lines of credit and overdrafts	36,763	21,558	411,528	4,092	—	473,941
Residential mortgage loans	34,318	65,946	291,594	769,201	4,766,325	5,927,384
Financial instruments recorded based on issuer’s flow	18,891	250	66,361	—	—	85,502
Other transactions or commitments without lines of credit	703,120	—	—	2,599	—	705,720
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(151,164)	12,431	(55,419)	10,270	71,611	(112,271)
Liabilities	(8,239,221)	(2,164,508)	(5,649,539)	(2,859,784)	(6,349,855)	(25,262,908)
Checking accounts and other demand deposits	(4,141,667)	—	—	—	—	(4,141,667)
Term savings accounts - unconditional withdrawal	(2,708)	—	—	—	—	(2,708)
Term savings accounts - deferred withdrawal	(25,702)	—	—	—	—	(25,702)
Obligations with Chilean Central Bank without lines of credit	(397,707)	—	—	—	—	(397,707)
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(1,910,317)	(1,938,606)	(4,462,994)	(905,369)	(915,012)	(10,132,297)
Foreign loans without lines of credit	(460,289)	(147,694)	(871,120)	(362,455)	(335,773)	(2,177,330)
Lines of credit from foreign banks	—	—	—	—	—	—
Letter of credit obligations	(3,120)	(582)	(9,448)	(21,623)	(41,055)	(75,828)
Bonds payable	(599,615)	(78,780)	(294,624)	(1,511,971)	(5,039,530)	(7,524,520)
Other obligations or payment commitments without lines of credit	(698,096)	1,154	(11,353)	(58,367)	(18,485)	(785,148)
Other lines of credit secured	—	—	—	—	—	—
Net band	(4,014,992)	(503,301)	(1,111,611)	1,746,079	5,369,235	1,485,410

The preceding tables present undiscounted cash flows from the bank’s assets (Notes 5 — 11 of our consolidated financial statements) and liabilities (Notes 16 — 18 of our consolidated financial statements) on the basis of maturity estimation models. The bank’s expected cash flows could vary as a function of changes in the variables that are used to estimate asset and liability maturities.

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

	Dec 2015	Dec 2016	Dec 2017
Year-End	73.5%	78.4%	71.9%
Minimum	73.2%	71.0%	70.2%
Maximum	79.9%	81.5%	78.4%
Average	76.5%	77.5%	72.3%

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

The following table sets forth our available assets and investments adjusted for the delivery or receipt of guarantees as of December 31, 2015, 2016 and 2017:

	Amount	Guarantees Furnished	Guarantees Received	Cash
	MCh$	MCh$	MCh$	MCh$
	(i)	(ii)	(iii)	(i-ii+iii)
Year
2015	579,597	43,727	10,293	546,163
2016	1,980,930	423,655	383,424	1,940,699
2017	999,044	(356,881)	172,881	1,528,806

(vii)  Counterparty Risk

Exposure to derivative counterparty risk is measured by recognizing the different contracts maintained with the bank’s customers, including contracts without mitigating clauses, contracts with netting, contracts with Credit Support Annex (CSA) and with clearing houses, which receive a differentiated treatment.

The following table details the netting of these transactions:

	12/31/2015			12/31/2016			12/31/2017
	Gross amount assets	Gross amount liabilities	Net amounts	Gross amount assets	Gross amount liabilities	Net amounts	Gross amount assets	Gross amount liabilities	Net amounts
	(a)	(b)	(c) = (a) + (b)	(a)	(b)	(c) = (a) + (b)	(a)	(b)	(c) = (a) + (b)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives with netting agreement	—	—	—	776.613	(885.158)	(108.545)	127,293	(96,942)	30,351
Derivatives without netting agreement	227.984	(253.183)	(25.199)	326.156	(22.176)	303.980	1,121,482	(998,212)	123,270
Total Derivatives	227.984	(253.183)	(25.199)	1.102.769	(907.334)	195.435	1,248,775	(1,095,154)	153,621
Net guarantees delivered in compensation houses(*)	724	—	724	56.818	—	56.818	78,097	—	78,097
Net guarantees delivered in bilateral agreements(**)	—	—	—	167.148	(49.776)	117.372	88,520	(79,589)	8,931
Net guarantees	724	—	724	223.966	(49.776)	174.190	166,617	(79,589)	87,028
Derivatives net of guarantees	227.984	(252.459)	(24.475)	1.052.993	(683.368)	369.625	1,169,186	(928,537)	240,649

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

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

AMERICAN DEPOSITARY SHARES

Fees and Expenses

Effective as of May 7, 2012, Deutsche Bank Trust Company Americas serves as the depositary for our ADSs. Holders of the ADSs are required to pay the fees set forth in the table below to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. The depositary may decide, in its sole discretion, to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

Depositary service	Fee payable by ADS holders

Issuance and delivery of ADSs, including in connection with share distributions, stock splits or other distributions (except when converted to cash); exercise rights; cancellation or withdrawal of ADSs, including cash distributions in connection with a cancellation or withdrawal.

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

Any other charges and expenses of the depositary under the deposit agreement will be paid by Itaú Corpbanca upon agreement between the depositary and Itaú Corpbanca. All fees and charges may, at any time and from time to time, be changed by agreement between the depositary and the Company but, in the case of fees and charges payable by ADS holders and beneficial owners, only in the manner contemplated by article 20 of the ADS.

The depositary reimburses Itaú Corpbanca for certain expenses incurred by Itaú Corpbanca that are related to the ADS facility upon such terms and conditions as Itaú Corpbanca and the depositary have agreed and may hereinafter agree from time to time. The depositary may make available to Itaú Corpbanca a set amount or a portion of the depositary fees charged in respect of the ADS facility or otherwise upon such terms and conditions as Itaú Corpbanca and the depositary may agree from time to time.

PART II

ITEM  13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies in any payments for the year ended December 31, 2017.

ITEM  14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders for the year ended December 31, 2017.

ITEM 15.  CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2017, we carried out an evaluation, under the supervision and with the participation of our management, including our CEO, and our CFO, of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as required by paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2017, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive officers and principal financial officers, to allow timely decisions regarding required disclosure.

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

•      provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of the bank’s management and directors; and

•      provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria set forth in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers Consultores Auditores SpA, an independent registered public accounting firm.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with the evaluation required by Rule 13a-15(d) under the Exchange Act, our management, including our CEO and CFO, concluded that the changes that occurred during the year ended December 31, 2017 have not materially affected, and are not reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The report of PricewaterhouseCoopers Consultores Auditores SpA, our independent registered public accounting firm, dated April 6, 2018, on the effectiveness of our internal control over financial reporting as of December 31, 2017 is presented on pages F-3 and F-4 of this Annual Report.

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

The names of the members of our audit committee are included in “Item 6. Directors, Senior Management and Employees—C. Board Practices.” All the members of this committee meet the independence requirements set forth in Rule 10A-3(b)(1) under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2016 and 2017 following the accounting form:

	Year Ended December 31
	2016	2017
	(in millions of constant Ch$)
Principal accountant fees and services
Audit fees	1,862	1,966
Audit-related fees	208	425
Tax fees	—	—
All other fees	—	—
Total	2,070	2,391

Audit fees in the above table are the aggregate fees billed by PwC for 2016 and 2017, in connection with the audit of our consolidated financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings or engagements.

Audit-related fees in the above table are the aggregate fees billed by PwC for 2016 and 2017, for assurance services required by regulators on internal control and certain accounting requirements, agreed upon procedures on quarterly disclosures to investors, and procedures in connection with implementation of accounting standards, as well as the issuance of consents in connection with filings.

PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee approves all audit, audit-related services, tax services and other services provided by PwC. Any services provided by PwC that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.

ITEM  16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Itaú Corpbanca’s audit committee meets the requirements of Exchange Act Rule 10A-3. However, Itaú Corpbanca is subject to the general exemption contained in Exchange Act Rule 10A-3, which provides an exemption from NYSE’s listing standards relating to audit committees for foreign companies like Itaú Corpbanca.

ITEM  16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases of our shares registered under Section 12 of the Exchange Act by us or any affiliated purchaser during fiscal year 2017:

Period (*)	(a) Total number of shares purchased	(b) Average price paid per share (in Ch$)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plan or programs
January 2017	—	—	—	—
February 2017	—	—	—	—
March 2017	—	—	—	—
April 2017	—	—	—	—
May 2017	—	—	—	—
June 2017	—	—	—	—
July 2017	—	—	—	—
August 2017	—	—	—	—
September 2017	1,800,000,000	7.62	—	—
October 2017	—	—	—	—
November 2017	—	—	—	—
December 2017	—	—	—	—
Total	1,800,000,000	—	—	—

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

NYSE Corporate Governance Standards	Chilean Corporate Governance Standards
Non-management directors must meet at regularly scheduled executive sessions without management.	Chilean law establishes that our executive officers may not serve as directors and therefore, all of our directors are non-management. Our board of directors meets regularly on a monthly basis.

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

We have a code of business and ethics conduct which drives business and ethical conduct of our CEO, CFO and each employee. This code must be signed by each of our employees and is published in our intranet; it is included as an exhibit in this Annual Report.

NYSE Corporate Governance Standards	Chilean Corporate Governance Standards

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

(b) Consolidated statements of financial position as of 2017 and 2016;

(c) Consolidated statements of income for the years ended December 31, 2017 and 2016;

(d) Consolidated statements of other comprehensive income for the years ended December 31, 2017 and 2016;

(e) Consolidated statements of changes in Equity for the years ended December 31, 2017 and 2016;

(f) Consolidated statements of cash flows for the years ended December 31, 2017 and 2016; and

(g) Notes to the consolidated financial statements.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1++++	Articles of Incorporation and By-laws (estatutos sociales) of Itaú Corpbanca, including amendments thereto (English language translation).

Exhibit 2.(a).1**

Form of Amended and Restated Deposit Agreement, dated as of May 7, 2012, by and among Itaú Corpbanca, Deutsche Bank Trust Company Americas, as depositary, and the registered holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including a form of American Depositary Receipt.

Exhibit 2.(a).2*	Form of Itaú Corpbanca Share Certificate (English language translation).

Exhibit 2.(b).1****	Indenture dated January 15, 2013, between Itaú Corpbanca and Deutsche Bank Trust Company Americas, as Trustee, related to Itaú Corpbanca’s 3.125% Senior Notes due 2018.

Exhibit 2.(b).2****	First Supplemental Indenture dated January 15, 2013, between Itaú Corpbanca and Deutsche Bank Trust Company Americas, as Trustee, related to Itaú Corpbanca’s 3.125% Senior Notes due 2018.

Exhibit 2.(b).3****	Form of Global Note due 2018 (included in Exhibit 2.(b).1).

Exhibit 3.1++++

Amendment dated January 10, 2017 to the Data Processing Master Agreement entered into by and between Itaú Corpbanca Colombia and Produban Servicios Informáticos Generales S.L. (English language translation).

Exhibit 3.2++++	Amendment dated January 25, 2017 to the Software License Agreement entered into by and between Itaú Corpbanca Colombia and Ingeniería de Software Bancario S.L. (English language translation).

Exhibit 4.(a).1*	Systems Operations Services Agreement, dated as of March 30, 2001, between IBM de Chile S.A.C. and Itaú Corpbanca (English language translation).

Exhibit 4.(a).2(i)+	Service Contract, dated as of July 6, 2001, between Inversiones CorpGroup Interhold Limitada and Itaú Corpbanca, as amended (English language translation).

Exhibit 4.(a).2.(i)(a)++++	Amendment, dated as of January 27, 2014, to the Service Contract dated as of July 6, 2001, between Inversiones CorpGroup Interhold Limitada and Itaú Corpbanca (English language translation).

Exhibit 4.(a).2(ii)+	Service Contract, dated as of April 10, 2008, between Inversiones CorpGroup Interhold Limitada and Itaú Corpbanca, as amended (English language translation).

Exhibit 4.(a).2.(ii)(a)++++

Amendment, dated as of January 27, 2014, to the Service Contract, dated as of April 10, 2008, between Inversiones CorpGroup Interhold Limitada and Itaú Corpbanca, as amended (English language translation).

Exhibit 4.(a).2(iii)+	Service Contract, dated as of March 27, 2012, between CorpGroup Holding Inversiones Limitada, Alvaro Saieh Bendeck and Itaú Corpbanca, as amended (English language translation).

Exhibit 4.(a).2(iii)(a)++

Amendment, dated as of January 27, 2014 of the Service Contract, dated as of March 27, 2012, between CorpGroup Holding Inversiones Limitada, Alvaro Saieh Bendeck and Itaú Corpbanca, as amended (English language translation).

Exhibit 4.(a).3.1++++

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

Exhibit 4.(a).4.2++++

Amendment to the Sublease ATM Contract, dated as of June 4, 2014, entered into by and between SMU S.A., Rendic Hermanos S.A., Supermercados Bryc S.A. and Distribuidora Super Diez S.A. and Itaú Corpbanca (English language translation).

Exhibit 4.(a).5++++

Amended and Restated Credit Agreement, dated as of April 10, 2017, by and among Itaú Corpbanca, as borrower, Wells Fargo Bank, N.A., as administrative agent and BNP Paribas Securities Corp, Mizuho Bank, Ltd. Standard Chartered Bank and Wells Fargo Securities, LLC, as joint lead arrangers and bookrunners.

Exhibit 4.(a).6(i)+	Transaction Agreement dated as of January 29, 2014, entered into by and between Itaú Corpbanca, Inversiones CorpGroup Interhold Limitada, Inversiones Gasa Limitada, Itaú Unibanco and Itaú Chile.

Exhibit 4.(a).6(ii)++

Amendment to the Transaction Agreement, dated as of June 2, 2015, entered into by and between Itaú Corpbanca, Inversiones CorpGroup Interhold Limitada, Inversiones Gasa Limitada, Itaú Unibanco and Itaú Chile.

Exhibit 4.(a).6(iii)+++

Amended and Restated Transaction Agreement, dated as of January 20, 2017, entered into by and between Itaú Corpbanca, Inversiones CorpGroup Interhold Limitada, Inversiones Gasa Limitada, Itaú Unibanco and Itaú Chile.

Exhibit 4.(b).1++	Lease agreement, dated as of July 27, 2015, entered into by and between Itaú Corpbanca as tenant and Compañía de Seguros Corpseguros S.A. as landlord.

Exhibit 4.(b).2++	Lease agreement, dated as of July 27, 2015, entered into by and between Itaú Corpbanca as tenant and Compañía de Seguros CorpVida S.A. as landlord.

Exhibit 4.(b).3++++	Lease Agreement, dated as of June 21, 2016, entered into by and between Itaú Corpbanca as tenant and Compañía de Seguros Confuturo S.A. as landlord.

Exhibit 4.(b).4++++	Lease Agreement, dated as of June 21, 2016, entered into by and between Itaú Corpbanca as tenant and Compañía de Seguros Corpseguros S.A. as landlord.

Exhibit 8.1	List of subsidiaries of Itaú Corpbanca.

Exhibit 11.1++++	Itaú Corpbanca’s Code of Ethics (General code of conduct. English language translation).

Exhibit 11.2++++	Itaú Corpbanca’s Code of Conduct in the Securities Market (English language translation).

Exhibit 12.1	Certification of the CEO of Itaú Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 12.2	Certification of the CFO of Itaú Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 13.1	Certification of the CEO of Itaú Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2	Certification of the CFO of Itaú Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 101*****	XBRL Instance Document and related items.

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

***** As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 406T(b)(2) of Regulation S-T, such XBRL information will be furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Act, will be deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise will not be subject to liability under those sections.

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

+++               Filed as an exhibit to our Amendment No. 5 to Schedule 13-D Form SC 13 D/A (File No. 0001193125-17-022064) on January 27, 2017, and incorporated herein by reference.

++++        Filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2016 filed on April 13, 2017, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITAÚ CORPBANCA

/s/ Milton Maluhy
Name:	Milton Maluhy
Title:	Chief Executive Officer

/s/ Gabriel Moura
Name:	Gabriel Moura
Title:	Chief Financial Officer

Date: April 10, 2018

Ch$	=	Amounts expressed in Chilean pesos.
MCh$	=	Amounts expressed in millions of Chilean pesos.
US$	=	Amounts expressed in US dollars.
ThUS$	=	Amounts expressed in thousands of US dollars.
COP$	=	Amounts expressed in Colombian pesos.
MCOP$	=	Amounts expressed in millions of Colombian pesos.
UF or CLF	=	Amounts expressed in unidades de fomento.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements– December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Itaú CorpBanca

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Itaú CorpBanca and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of this annual report.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Consultores Auditores SpA

Santiago, April 6, 2018

We have served as the Company’s auditor since 2006.

Itaú Corpbanca and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2017 and 2016

(In millions of Chilean pesos - MCh$)

		12/31/2017	12/31/2016
	Note	MCh$	MCh$

ASSETS
Cash and deposits in banks	5a)	964,030	1,487,137
Cash in the process of collection	5b)	157,017	145,769
Trading portfolio financial assets	6	415,061	632,557
Investments under agreements to resell	7a)	28,524	170,242
Derivative financial instruments	8a.1)	1,248,775	1,102,769
Loans and receivables from banks, net	9	70,077	150,568
Loans and receivables from customers, net	10	19,764,078	20,444,648
Financial investments available-for-sale	11	2,663,478	2,074,077
Held to maturity investments	11	202,030	226,433
Intangible assets	12	1,562,654	1,614,475
Property, plant and equipment, net	13	130,579	121,043
Current income taxes	14	238,452	164,296
Deferred income taxes	14	140,685	110,765
Other assets	15a)	429,025	427,394
Non-current assets held for sale	15b)	18,308	37,164
TOTAL ASSETS		28,032,773	28,909,337
LIABILITIES
Current accounts and demand deposits	16a)	4,141,667	4,453,191
Transaction in the course of payment	5b)	109,496	67,413
Obligations under repurchase agreements	7b)	420,920	373,879
Time deposits and saving accounts	16b)	10,065,243	11,581,710
Derivative financial instruments	8a.2)	1,095,154	907,334
Borrowings from financial institutions	17	2,196,130	2,179,870
Debt issued	18	5,950,038	5,460,253
Other financial obligations	18	17,066	25,563
Current income tax provision	14	624	1,886
Deferred income taxes	14	26,354	57,636
Provisions	19	117,889	100,048
Other liabilities	20a)	463,435	269,810
Liabilities directly associated with non-current assets held for sale	20b)	—	7,032
TOTAL LIABILITIES		24,604,016	25,485,625
EQUITY
Attributable to equity holders of the Bank:
Capital	22	1,862,826	1,862,826
Reserves	22	1,290,131	1,294,108
Accumulated other comprehensive income	22	(4,735)	15,552
Retained earnings:		63,255	12,257
Retained earnings from prior periods	22	12,668	(1,121)
Net income for the period	22	67,821	14,407
Less: Accrual for mandatory dividends	19/22	(17,234)	(1,029)
		3,211,477	3,184,743
Non-controlling interest	22	217,280	238,969
TOTAL EQUITY		3,428,757	3,423,712
TOTAL LIABILITIES AND EQUITY		28,032,773	28,909,337

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2017, 2016 and 2015

(In millions of Chilean pesos - MCh$, except for earnings per share)

		12/31/2017	12/31/2016	12/31/2015
	Notes	MCh$	MCh$	MCh$
Interest income	23a)	1,646,329	1,509,203	501,982
Interest expense	23b)	(863,347)	(870,028)	(278,692)
Net interest income		782,982	639,175	223,290
Income from service fees	24a)	216,420	193,801	81,375
Expenses from service fees	24b)	(38,849)	(43,005)	(10,287)
Net service fee income		177,571	150,796	71,088
Trading and investment income, net	25	8,268	112,952	(33,182)
Foreign exchange gains (losses), net	26	46,165	(48,848)	74,461
Other operating income	31a)	41,532	19,447	8,761
Trading and investment, foreign exchange gains and other operating income		95,965	83,551	50,040
Operating income before provision for loan losses		1,056,518	873,522	344,418
Provision for loan losses	27	(315,417)	(245,990)	(42,929)
Total operating income, net of provision for loan losses, interest and fees		741,101	627,532	301,489
Personnel salaries expenses	28	(281,323)	(245,665)	(86,711)
Administration expenses	29	(305,622)	(235,204)	(66,831)
Depreciation and amortization	30a)	(81,845)	(63,692)	(9,785)
Impairment	30b)	(27)	(351)	—
Other operating expenses	31b)	(62,330)	(71,715)	(15,133)
Total operating expenses		(731,147)	(616,627)	(178,460)
Total net operating income before income taxes		9,954	10,905	123,029
Income taxes	14	52,871	3,568	(17,263)
Income from continuing operations		62,825	14,473	105,766
Income (loss) from discontinued operations			(504)	—
NET INCOME FOR THE PERIOD		62,825	13,969	105,766
Attributable to:
Equity holders of the Bank		67,821	14,407	105,757
Non controlling interest	22 i)	(4,996)	(438)	9

		Ch$	Ch$	Ch$
Earnings per share attributable to equity holders of the Bank
Basic earnings per share	22d)	0.132	0.035	0.919
Diluted earning per share	22d)	0.132	0.035	0.919
Earnings per share from continuing operations attributable to equity holders of the Bank
Basic earnings per share	22d)	0.132	0.035	0.919
Diluted earning per share	22d)	0.132	0.035	0.919

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries

Consolidated Statements of Other Comprehensive Income

For the years ended December 31, 2017, 2016 and 2015

(In millions of Chilean pesos - MCh$)

		12/31/2017	12/31/2016	12/31/2015
	Notes	MCh$	MCh$	MCh$

Net income for the period	22j)	62,825	13,969	105,766
Other Comprehensive Income
Items that may be reclassified subsequently to profit or loss:
Financial instruments available-for-sale	22j)	9,966	15,418	664
Exchange differences on translation	22j)	(78,302)	(7,101)	—
Gain (loss) from hedge of net investment in foreign operation	22j)	49,197	13,458	—
Gain (loss) from cash flow hedge	22j)	(127)	(5,603)	—
Other comprehensive income (loss) before income taxes		(19,266)	16,172	664
Income tax relating to financial instruments available-for-sale	22j)	(3,333)	(4,025)	(218)
Income tax relating to hedge of net investment in foreign operations	22j)	(14,211)	(2,685)	—
Income tax relating to cash flow hedge	22j)	44	1,345	—
Income taxes		(17,500)	(5,365)	(218)
Total other comprenhensive income that may be reclassified to profit in subsequent periods		(36,766)	10,807	446
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	22j)	(208)	(3,920)	—
Income tax relating to defined benefit obligation	22j)	(6)	1,090	—
Total items that will not be reclassified subsequently to profit or loss		(214)	(2,830)	—
Total other comprehensive income (loss)		(36,980)	7,977	446
Comprehensive income (loss) for the period		25,845	21,946	106,212
Attributable to:
Equity Holders of the bank	22j)	47,534	30,903	106,203
Non Controlling interest	22j)	(21,689)	(8,957)	9

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017 and 2016

(In millions of Chilean pesos-MCh$-except for number of shares)

					Reserves			Retained earnings
	Number of shares Banco Itaú	Exchange ratio	Number of shares (Restated)		Reserves from	Other non- earnings	Valuation	Retained earnings from previous	Net income	Accrual for mandatory	Total attributale to equity holders of the	Non controlling
	(i)	(ii); (a)	(i)*(ii)	Capital	earnings	reserves	accounts	periods	for the period	dividends	bank	interest	Total equity
	Unit	Unit	Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of January 1, 2016	1,433,690		115,040	344,569	398,843	(2,133)	(944)	103,215	—	(52,168)	791,382	59	791,441
Increase or decrease of capital and reserves	710,477	80,240	57,009	392,813	52,168		—	(52,168)	—	—	392,813	—	392,813
Dividends Paid	—		—	—	—	—	—	(52,168)	—	52,168	—	—	—
Merger with Corpbanca
Elimination of legal capital Banco Itau Chile			—	(737,382)	—	737,382	—	—	—	—	—	—	—
Legal capital Corpbanca before business combination			—	781,559	—	(781,559)	—	—	—	—	—	—	—
Increase of capital in Coprbanca			—	401,424	—	(401,424)	—	—	—	—	—	—	—
Fair Value Corpbanca and subsidiaries			340,358	679,843	—	1,290,831	—	—	—	—	1,970,674	247,867	2,218,541
Accrual for mandatory dividends			—	—	—	—	—	—	—	(1,029)	(1,029)	—	(1,029)
Comprehensive income for the period			—	—	—	—	16,496	—	14,407	—	30,903	(8,957)	21,946
Equity as of December 31, 2016			512,407	1,862,826	451,011	843,097	15,552	(1,121)	14,407	(1,029)	3,184,743	238,969	3,423,712
Distribution of prior year’s net income					—			14,407	(14,407)
Equity as of January 1, 2017			512,407	1,862,826	451,011	843,097	15,552	13,286	—	(1,029)	3,184,743	238,969	3,423,712
Dividends Paid			—	—	—	—	—	(618)	—	1,029	411	—	411
Other movements						(3,977)					(3,977)	—	(3,977)
Accrual for mandatory dividends			—	—	—	—	—	—	—	(17,234)	(17,234)	—	(17,234)
Comprehensive income for the period			—	—	—	—	(20,287)	—	67,821	—	47,534	(21,689)	25,845
Equity as of December 31, 2017			512,407	1,862,826	451,011	839,120	(4,735)	12,668	67,821	(17,234)	3,211,477	217,280	3,428,757

The explanatory notes are an integral part of these Consolidated Financial Statements.

(a)     Due the business combination (reverse acquisition under IFRS 3), made in April 1, 2016,  the legal capital of the legal acquirer must be reflected retroactively and, therefore, this adjustment reflects  the elimination for presentation purposes of the legal capital of Banco Itaú Chile.

Itaú Corpbanca and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016 and 2015

(In millions of Chilean pesos - MCh$)

		12/31/2017	12/31/2016	12/31/2015
	Notes	MCh$	MCh$	MCh$

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the period before taxes		9,954	10,905	123,029
Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	30	81,845	63,692	9,785
Credit risk provisions	27	346,980	269,261	51,234
Provisions and write-offs for assets received in lieu of payment	31b)	14,472	9,463	409
Other provision for contingencies	31b)	586	8,952	81
Impairment	30	27	351	—
Adjustment to market value of investments and derivatives		34,863	24,415	8,559
Net interest income	23	(782,982)	(639,175)	(223,290)
Net service fee income	24	(177,571)	(150,796)	(71,088)
Net foreign exchange gains (losses)	26	(46,165)	48,848	(74,461)
Other charges (credits) that do not represent cash flows		(4,133)	16,328	(10,606)
Subtotal		(522,124)	(337,756)	(186,348)
Loans to customers and banks		393,967	701,084	(581,027)
Receivables from repurchase agreements and securities borrowing	5c) i	(10,784)	45,113	54,797
Payables from repurchase agreements and securities lending	5c) i	47,041	(428,466)	—
Trading securities	5c) ii	207,263	(165,957)	23,760
Financial assets available for sale	5c) ii	(933,263)	555,051	(143,394)
Financial assets held to maturity	5c) ii	24,392	(60,038)	—
Other assets and liabilities		319,624	(2,053)	76,524
Cash from recovery of fine by SBIF		21,765	—	—
Time deposits and Savings accounts		(1,521,753)	(642,318)	(19,030)
Current accounts and other demand deposits		(312,332)	(787,998)	93,642
Foreign borrowings obtained	5c) iii	3,911,800	3,570,163	259,148
Repayment of foreign borrowings	5c) iii	(3,839,035)	(3,953,640)	(226,567)
Interest paid		(875,702)	(835,043)	(222,672)
Interest received		1,661,537	1,420,179	469,519
Net fee		177,660	150,935	71,088
Received (payments) taxes		(136,184)	(201,884)	(54,657)
Repayment of other borrowings	5c) iv	(8,497)	(8,330)	(38,624)
Proceeds from sale of assets received in lieu of payment		3,762	2,060	2,136
Net cash flows used in operating activities		(1,390,863)	(978,898)	(421,705)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and intangible assets	12-13	(87,155)	(105,157)	(16,481)
Cash and cash equivalents from CorpBanca integration		—	1,694,231	—
Net cash flows provided by (used in) investing activities		(87,155)	1,589,074	(16,481)
CASH FLOWS FROM FINANCING ACTIVITIES:
Debt instruments issued		1,076,452	810,270	445,789
Redemption of debt issued		(726,232)	(276,131)	(6,124)
Capital increase	22	—	392,813	—
Dividends paid	22c)	(618)	(52,168)	(26,448)
Net cash flows provided by financing activities		349,602	874,784	413,217
Effect of changes in exchange rates		86,761	6,176	—
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(1,041,655)	1,491,136	(24,969)
Cash and cash equivalents at beginning of period		2,116,744	625,608	650,577
Cash and cash equivalents at end of period	5	1,075,089	2,116,744	625,608
Net increase (decrease) in cash and cash equivalents		(1,041,655)	1,491,136	(24,969)

	Balance	Cash Flows		Other changes different of cash				Balance
	December 31, 2016	Received	Payments	Acquisition	Interest	Currency movement	Changes in fair value	As of December 31, 2017
Item	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Letters of credits	86,210		(21,520)	—	3,248	—	—	67,938
Bonds and Subordinated bonds	5,374,043	1,076,452	(704,712)	—	279,636	(143,319)	—	5,882,100
Total	5,460,253	1,076,452	(726,232)	—	282,884	(143,319)	—	5,950,038
Dividends paid			(618)
Capital increase	—	—	—	—	—	—	—
Subtotal Cash Flows from Financing Activities		1,076,452	(726,850)
Total Cash Flows from Financing Activities (net)		349,602

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2017, 2016 and 2015.

(In millions of Chilean pesos, except for the number of shares)

NOTE 1 GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.1 General Information — Itaú Corpbanca and Subsidiaries

Itaú Corpbanca (the “Bank”) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (SBIF). The merger of Banco Itaú Chile and Corpbanca (the latter is the legal successor)(1) was consummated on April 1, 2016, the date on which the Bank was renamed “Itaú Corpbanca”.

The current ownership structure is as follows: Itaú Unibanco (36.06%), CorpGroup and subsidiaries (30.65%) and non-controlling shareholders (33.29%). Itaú Unibanco is the Bank’s controlling shareholder. In this context, and notwithstanding the foregoing, Itaú Unibanco and CorpGroup entered into a shareholder agreement that regulates aspects such as corporate governance, protective rights, dividends, share transfers, liquidity and other matters.

Itaú Corpbanca is headquartered in Chile, and it also has operations in Colombia and Panama. In addition, it has a branch in New York and two representation offices (in Madrid and Peru)(2). The Bank has total consolidated assets of MCh$28,032,773 (MUS$45,620) and equity of MCh$3,428,757 (MUS$5,580). Itaú Corpbanca offers universal banking products targeted toward large and medium-sized companies and retail customers. The merged Bank is the fourth largest private bank in Chile, with a banking platform for future expansion throughout Latin America, specifically in Chile, Colombia and Peru.

The legal domicile of Itaú Corpbanca is Rosario Norte N° 660, Las Condes, Santiago, Chile, and its web site is www.itau.cl.

The Consolidated Financial Statements of Itaú Corpbanca for the period ended December 31, 2017, have were approved for issuance by the Board of Directors on April 6, 2018.

i)    Itaú Corpbanca and Subsidiaries

Itaú Corpbanca must prepare consolidated financial statements that include its subsidiaries and its foreign branch, as well as investments in banking support subsidiaries, among others.

The Bank does business in the following local and foreign markets:

(1)  The business combination was a “reverse acquisition” as established in IFRS 3, in which Banco Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor.

(2)  None of the markets where Itaú Corpbanca and its subsidiaries operate have a hyperinflationary economy.

1.2 Summary of significant accounting policies

a)             Basis of preparation

Itaú Corpbanca is the result of the merger of Banco Itaú Chile with and into Corpbanca, which was consummated on April 1, 2016. For the purposes of financial reporting this operation was accounted for as a reverse acquisition based on the guidance in International Financial Reporting Standards (“IFRS”) 3 “Business Combinations”. Accordingly, the financial statements of Itaú Corpbanca for periods prior to the acquisition date will reflect the historical financial information of Banco Itaú Chile (accounting acquirer).

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

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index (“CPI”) during the prior calendar month. As of December 31, 2017, 2016 and 2015, one UF equaled Ch$26,798.14, Ch$26,347.98 and Ch$25,629.09, respectively. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

For consolidation purposes, the statements of financial position of our New York Branch have been converted to Chilean pesos at the exchange rate of Ch$614.48 per US$1 as of December 31, 2017 (Ch$669.81 per US$1 as of December 31, 2016 and Ch$710.08 per US$1 as of December 31, 2015), our Colombian subsidiaries have used the exchange rate of Ch$0.2058 per COP$1 as of December 31, 2017 (Ch$0.2231 per COP$1 as of December 31,2016 and Ch$0.2266 per COP$1 as of December 31, 2015), both in accordance with International Accounting Standard (“IAS”) 21, regarding the translation of a foreign operation whose functional currency is not the currency of a hyperinflationary economy.

The main accounting policies adopted in preparing these financial statements are described below.

b)             Basis of consolidation

The consolidated financial statements incorporate the financial statements of Corpbanca and its subsidiaries, the New York Branch and the Colombian subsidiaries that participated in the consolidation as of December 31, 2017 and 2016, and for the three years ended December 31, 2017, 2016 and 2015, include the necessary adjustments and reclassifications to the financial statements of the subsidiaries, our New York Branch and Colombian subsidiaries as of December 31, 2017 and 2016, to bring their accounting policies and valuation criteria in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

All intragroup balances, transactions, income and expenses are eliminated in full on consolidation.

For consolidation purposes, the financial statements of the New York Branch, the financial statements of Colombian subsidiaries whose functional currency are U.S. dollars and Colombian pesos, respectively, have been translated into Chilean pesos as described in Note 1 f) below.

Business combinations under common control are recorded using “pooling interest” method as a reference. In accordance with this method, assets and liabilities involved in the transaction are recorded as having the same book value they had in the parent company, the with accounting adjustments made as needed to homogenize the accounting policies of the entities involved.

As a result, any difference between the assets and liabilities contributed to the consolidation and the consideration transferred is recorded directly in equity, as a charge or credit to “Other reserves”. The group does not apply to retrospective registry of business combinations under common control.

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

All balances and transactions among consolidated companies were eliminated upon consolidation. The consolidated financial statements include all assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries presented as if they were one sole economic entity. A controlling shareholder prepares consolidated financial statements using uniform accounting policies for similar transactions and other events under equivalent circumstances.

Non-controlling interest is also presented in the Consolidated Statement of Financial Position, within equity, separately from that of the equity holders of the Bank. Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e.. transactions with the owners in their role as such).

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

The following table details the entities over which Itaú Corpbanca has the ability to exercise control and, therefore, the entities that it consolidates:

			Direct and Indirect Ownership
			12/31/2017			12/31/2016
		Functional	Direct	Indirect	Total	Direct	Indirect	Total
	Country	Currency	%	%	%	%	%	%
Itaú Chile Corredora de Seguros Ltda. (3)	Chile	Ch$	99.900	—	99.900	99.900	—	99.900
Itaú Administradora General de Fondos S.A. (Ex Itaú Chile Administradora General de Fondos) (3) (10)	Chile	Ch$	99.988	0.001	99.989	99.990	—	99.990
Itaú BBA Corredor de Bolsa Ltda. (3) (8)	Chile	Ch$	—	—	—	99.980	—	99.980
Itaú Coprbanca Corredores de Bolsa (Ex CorpBanca Corredores de Bolsa S.A.) (3) (8)	Chile	Ch$	99.990	0.010	100.000	99.990	0.010	100.000
CorpBanca Administradora General de Fondos S.A. (3) (10)	Chile	Ch$	—	—	—	99.996	0.004	100.000
CorpBanca Corredores de Seguros S.A. (3)	Chile	Ch$	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Asesorías Financieras S.A. (4)	Chile	Ch$	99.990	0.001	99.991	99.990	0.010	100.000
CorpLegal S.A. (4)	Chile	Ch$	99.990	0.001	99.991	99.990	0.010	100.000
Itaú Corpbanca Recaudaciones y Cobranzas S.A. (4) (11)	Chile	Ch$	99.999	0.000	99.999	99.990	0.010	100.000
Itaú Corpbanca New York Branch (4) (12)	U.S.	US$	100.000	—	100.000	100.000	—	100.000
Corpbanca Securities Inc (4)(9)	U.S.	US$	—	—	—	100.000	—	100.000
Itaú CorpBanca Colombia (Ex Banco CorpBanca Colombia S.A.) (5)	Colombia	COP$	66.279	—	66.279	66.279	—	66.279
Itaú Corredor de Seguros Colombia S.A. (Ex Helm Corredor de Seguros S.A) (5)	Colombia	COP$	80.000	—	80.000	80.000	—	80.000
Itau Seurities Services Colombia S.A. (Ex CorpBanca Investment Trust Colombia S.A.) (5)	Colombia	COP$	5.499	62.634	68.133	5.499	62.634	68.133
Itaú Comisionista de Bolsa Colombia S.A. (Helm Comisionista de Bolsa S.A.) (5)	Colombia	COP$	2.219	64.807	67.026	2.219	64.807	67.026
Itau Asset Management Colombia S.A. Sociedad Fiduciaria (Ex Helm Fiduciaria S.A) (5)	Colombia	COP$	—	66.266	66.266	—	66.266	66.266
Itaú (Panamá) (Ex Helm Bank (Panamá) S.A.) (6)	Panamá	US$	—	66.279	66.279	—	66.279	66.279
Itaú Casa de Valores S.A. (Ex Helm Casa de Valores (Panamá) S.A.) (7)	Panamá	US$	—	66.279	66.279	—	66.279	66.279

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

Fund Management

Certain subsidiaries of Itaú Corpbanca manage and administer assets held in mutual funds and other investment vehicles on behalf of investors. The financial statements of funds are not included in these consolidated financial statements except when the Bank controls the fund. The Bank did not consolidate any funds as of December 31, 2017 or December 31, 2016.

(3)  Companies regulated by the Superintendency of Securities and Insurance (SVS) of Chile. On January 15, 2018, this regulator replaced its name with the Financial Market Commission (CMF) of Chile.

(4)  Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF) of Chile.

(5) Companies regulated by the Colombian Financial Superintendency (SFC), which has a supervision agreement with the SBIF.

(6)  Company regulated by the Superintendency of Banks of Panama.

(7)  Company regulated by the Superintendency of the Securities Market of Panama.

(8)  On January 1, 2017, the merger of Corpbanca Corredores de Bolsa S.A. and Itaú BBA Corredor de Bolsa Ltda. took place, by which the latter absorbed the former. The new resulting company is the legal successor of Corpbanca Corredores de Bolsa S.A., and its new corporate name is Itaú Corpbanca Corredores de Bolsa S.A.

(9)  On December 18, 2017, the dissolution of this entity located in New York was authorized.

(10) On December 29, 2017, the merger of Corpbanca Administradora General de Fondos S.A. and Itaú Chile Administradora General de Fondos, took place, by which the latter absorbed the former. The new resulting company is the legal successor of Itaú Chile Administradora General de Fondos S.A., and its new corporate name is Itaú Administradora General de Fondos S.A.

(11) On September 29, 2017, the corporate name was changed from Recaudaciones y Cobranzas S.A. to Itaú Corpbanca Recaudaciones y Cobranzas S.A.

(12) Company regulated by Office of the Comptroller of the Currency (OCC) y Federal Reserve (FED).

Assets Managed, Trust Business and Other Related Businesses

The Bank and its subsidiaries manage assets held in common investment funds and other investment products on behalf of investors and receive market-rate compensation for services provided. The resources managed belong to third parties and, therefore, are not included in the Consolidated Statement of Financial Position.

In accordance with IFRS 10 “Consolidated Financial Statements,” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as agent(13) or principal. This evaluation must take into account the following elements:

•             Scope of its decision-making authority over the investee.

•             Rights held by other parties.

•             Remuneration it is entitled to in accordance with the remuneration agreement.

•             Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trust businesses or other entities related to this type of business. Itaú Corpbanca and its subsidiaries manage funds on behalf of and for the benefit of investors, acting solely as an agent. Under this category, and in accordance with the aforementioned standard, they do not control these operations when they exercise their decision-making authority. Therefore, as of December 31, 2017 and 2016, they act as agents and, therefore, none of these investment vehicles are consolidated.

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

e)              Business Combinations and Goodwill

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

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the fair value of the acquisition-date amounts of the identifiable net assets acquired.

Goodwill amounts are established at the date of acquisition of the business and are subsequently measured at such amounts less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units if applicable) that are expected to benefit from the synergies of the combination (see Note 30 “Depreciation, Amortization and Impairment”)

(13)  According to IFRS 10, an agent is a party primarily engaged to act on behalf of and for the benefit of another party or parties (the principal or principals) and, therefore, does not control the investee when it exercises decision-making authority.

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

•    Income, expenses and cash flows are translated at the exchange rate on the date of the transactions.

The resulting exchange differences of translating into Chilean pesos the functional currency balances of the consolidated entities whose functional currency is other than the Chilean Peso, are recorded and accumulated as “Exchange differences on translation” within the line item “Accumulated other comprehensive income” in equity. On the disposal of those foreign subsidiaries, all of the exchange differences accumulated in equity with respect to those amounts attributable to the equity holders of the Bank are reclassified as income.

In preparing the consolidated financial statements, transactions in currencies other than the Bank’s functional currency are recognized at the rates prevailing on the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the closing exchange rates. Exchange differences in monetary items are recognized as net income in the period in which they arise. The amount of net foreign exchange gains and losses within the statements of income includes the recognition of the effects of fluctuations in the exchange rates on monetary assets and liabilities denominated in foreign currencies.

Exchange differences in monetary items are recognized in profit or loss for the period in which they arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks.

Assets and liabilities in foreign currency are shown at their equivalent in Chilean pesos, calculated using the exchange rates as of December 31, 2017 of Ch$614.48 per US$1 for the U.S. dollar and Ch$0.2058 per COP$1 for the Colombian peso (Ch$669.81 per US$1 and Ch$0.2231 per COP$1 as of December 31, 2016 and Ch$710.08 per US$1 and Ch$0.2266 per COP$1 as of December 31, 2015).

The foreign exchange gains (losses) presented within the Consolidated Statements of Income (see Note 26 “Net foreign exchange gains (losses)”) for the years ended December 31, 2017, 2016 and 2015 of MCh$46,165, MCh$ (48,848) and MCh$74,461, respectively, include the foreign currency exchanges gain/losses for exchange rate fluctuations over monetary foreign currency-denominated assets and liabilities, and the gains (losses) obtained from the Bank’s operations denominated in foreign currency.

g)             Relevant definitions and classification criteria

g.1) Classification of financial assets for measurement purposes

Financial assets are included for measurement purposes in one of the following categories:

•    Financial assets at fair value through profit and loss: this category includes the financial assets held for trading that are acquired principally for the purpose of generating a profit in the short term from fluctuations in their prices. This category includes the trading portfolio financial assets and derivative financial instruments not designated and effective as hedging instruments.

•    Available-for-sale financial assets: this category includes debt and equity securities not classified as “held-to-maturity investments,” “loans and accounts receivable from banks and customers” or “financial assets at fair value through profit or loss.”

•    Held-to-maturity investments: this category includes debt instruments, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity.

•    Loans and accounts receivable from banks and customers: this category includes financing granted to third parties, based on their nature, regardless of the type of borrower and the form of financing. Includes loans and accounts receivable from customers, interbank loans, and finance lease transactions in which the consolidated entities act as lessors.

•  Investments under agreements to resell: this category includes balances of financial instruments purchased under resale agreements.

g.2) Classification of financial assets for presentation purposes

Financial assets are classified by their nature into the following line items in the consolidated financial statements:

•    Cash and deposits in banks: this item includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions.

•    Cash in the process of collection: this item includes domestic transactions in the process of transfer through a domestic clearinghouse or international transactions that may be delayed in settlement due to time differences, etc.

•    Trading portfolio financial assets: this item includes financial instruments due for trading purposes and investments in mutual funds that must be adjusted to their fair value in the same way as instruments acquired for trading.

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

•    Loans and receivables from customers: this item includes loans that are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and that the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented as a loan.

•    Financial investments available-for-sale: this item includes debt and equity securities not classified in any of the other categories.

•    Held-to-maturity investments: this item includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity.

•    Investments under agreements to resell: this item includes balances of financial instruments purchased under resale agreements.

g.3) Classification of financial liabilities for measurement purposes

Financial liabilities are classified for measurement purposes into one of the following categories:

•    Financial liabilities at fair value through profit or loss: this category includes financial liabilities issued to generate a short-term profit from fluctuations in their prices, and financial liabilities arising from definitive sales of financial assets purchased under resale agreements or borrowed (“short positions”).

•    Financial liabilities at amortized cost: this category includes financial liabilities, regardless of their type and maturity, not included in any of the aforementioned categories that arise from the borrowing activities of financial institutions, regardless of their form and maturity.

g.4) Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the consolidated financial statements:

•    Current accounts and demand deposits: this item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations for which payment may be required during the period are deemed to be on-demand obligations.

•    Transaction in the course of payment: this item includes transactions in the process of transfer through a domestic clearing house or international transactions that may be delayed as to transfer due to time differences, etc.

•    Obligations under repurchase agreements: this item includes the balance of sales of financial instruments under securities repurchase and loan agreements.

•    Time deposits and savings accounts: this item shows the balance of deposit transactions in which a term at the end of which the parties have stipulated a term, at the end of which the transactions become callable. This item also includes saving accounts.

•    Derivative financial instruments: this item includes financial derivative contracts either for trading or for hedging accounting purposes, as set forth in Note 8 “Derivatives Financial Instrument and Hedge Accounting.”

•    Borrowings from financial institutions: this item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, that were not classified in any of the previous categories.

•    Debt issued: this item encompasses obligations under letters of credit, subordinated bonds and senior bonds.

•    Other financial obligations: this item includes credit obligations to persons distinct from other domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the regular course of business.

h)             Operating segments

Itaú Corpbanca provides financial information by operating segment in conformity with IFRS 8 “Operating

Segments” in order to make disclosures that enable financial statement users to evaluate the nature and financial effects of the business activities in which the Bank engages and the economic environments in which it operates and to allow user to:

•                 Better understand the Bank’s performance;

•                 Better evaluate the Bank’s future cash flow projections;

•                 Form better opinions regarding the Bank as a whole.

To comply with IFRS 8, Itaú Corpbanca identifies operating segments, including the Bank’s operations in Chile and Colombia, that the Executive Committee (Chief Operating Decision Market or “CODM” uses to analyze and make decisions regarding operations, finance and investment decisions, based on the following elements:

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

i)                Transactions involving repurchase agreements and securities lending

Pursuant to agreements to resell, the Bank purchases financial instruments, which are recorded as assets under the heading “Investments under agreement to resell,” and these instruments accrue interest under the effective interest rate method through the maturity date of the contract.

Investments sold subject to a repurchase obligation and that serve as security for the loan are presented under the heading “Trading portfolio financial assets” or “Financial investments available-for-sale,” respectively. A repurchase obligation is classified as a liability and recorded as “Obligations under repurchase agreements” and accrues interest under the effective interest rate method through the maturity date of the contract.

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

Financial assets and liabilities are recorded initially at fair value which, unless there is evidence otherwise, is the transaction price. For instruments not measured at fair value through profit and loss the amounts originally recognized also include transaction costs directly attributable to the acquisition or issue of the asset or liability.

Financial liabilities are subsequently valued generally at amortized cost, except for financial liabilities designated as hedged items (or hedging instruments) and financial liabilities held for trading, which are valued at fair value.

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

•            Fair value measurements of assets and liabilities:

Fair value is defined as the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e.. exit price), regardless of whether that price is directly observable or estimated using another valuation technique.

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions or market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions’ and at which the market participant who holds the asset or liability could sell or transfer that asset or liability.

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

A fair value measurement applies to a particular asset or liability. Thus, when measuring fair value, the Bank takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

To increase the consistency and comparability of fair value measurements and related disclosures, the Bank uses and discloses a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for similar assets or liabilities, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

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

If the derivative is designated as a hedging instrument in a hedge relationship, this may be: (1) a fair value hedge of assets or liabilities or unrecognized firm commitments; (2) a hedge of cash flows related to recognized assets or liabilities that are highly probable, or forecast transactions; or (3) hedge of a net investment in a foreign operation.

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

For fair value hedge, the gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in the income statement. Gains or losses from measuring the fair value of the hedged item and the hedging derivative instrument are recognized in the income statement.

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

For a cash flow hedge, when a derivative instrument hedges exposure to variability in cash flows of recognized assets or liabilities, or highly probable forecasted transactions, the effective portion of the changes in fair value with regard to the risk hedged is recognized in other comprehensive income. Any ineffective portion is immediately recognized in the income statement. The accumulated gains or losses recognized in other comprehensive income are reclassified to the income statement in the same period or periods in which the hedged item affects the income statement.

When a derivative instrument hedges exposure to variability in the amount of the Bank’s interest in the net assets of a foreign operation, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income and the ineffective portion is recognized in net income. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income is reclassified from equity to the income statement, as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

(b)    Available-for-sale financial assets.

Instruments available for sale are initially recognized at fair value, including transaction costs. Subsequent to initial recognition, available for sale investments are measured at fair value. Gains or losses from changes in fair value are recognized in other comprehensive income within the line item for “Financial instruments available-for-sale.” When these investments are sold or impaired, the cumulative gains or losses previously incorporated into the financial investment available for sale reserve in equity are transferred to the income statement and reported under the line item for “Trading and investment income, Net.”

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

(ii)   Measurement of financial liabilities

In general, financial liabilities on the Bank´s Statement of Financial Position are measured at amortized cost, as defined above, except for those financial liabilities designated as hedged items (or hedging instruments) in hedging relationships that are measured at fair value.

j.3) Valuation techniques

Financial instruments at fair value, determined on the basis of quotations in active markets, include government debt securities, private sector debt securities, shares, short positions, and fixed-income securities issued.

In cases where quotations cannot be observed, the Bank’s Management (“Management”) makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use as significant inputs data based on observable market parameters and, in very specific cases, they use as significant inputs not observable in market data. Various techniques are employed to make these estimates, including the extrapolation of observable market data and other extrapolation techniques.

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

(ii). In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The non-observable inputs are described in Note 33 “Financial Assets and Liabilities Measured at Fair Value.”

The fair value of the financial instruments arising from the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of raw materials and shares, volatility and prepayments, among other things. The methodologies of the valuation models can be adjusted and evaluated, as appropriate, by internal calculation of fair value and subsequent comparison with the actively traded related price.

j.4) Offsetting

Financial asset and liability balances are offset if and only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

j.5) Impairment of financial assets

Financial assets, other than those measured at fair value through net income, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flow of a financial asset or group of financial assets that can be reliably estimated. It may not be possible to identify a single, discrete event that caused the impairment.

For available-for-sale equity investments, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment. For available-for-sale debt instruments, objective evidence of impairment could include significant financial difficulty of the issuer or breach of contract (such as a default or delinquency in payments), the probability that the issuer will enter bankruptcy or financial re-organization; or the cessation of an active market for that financial asset because of financial difficulties.

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

For equity securities included in the available-for-sale financial asset portfolio, should a significant or prolonged decline in value occur, the impairment loss is equal to the difference between the acquisition cost and current fair value and is recorded in the income statement.

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

2 Commissions, fees, and similar items

Fee and commission income and expenses are recorded in the Consolidated Statements of Income based on criteria that differ according to their nature. The main criteria are:

•             Income/expenses arising from transactions or services that are performed over a period of time are recorded over the period of such transactions or services.

•             Income/expenses originating in a specific transaction are recognized they occur.

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

All impairment losses are recognized in the income statement. Any cumulative loss related to available-for-sale debt instruments recognized previously in equity is transferred to the income statement, as explained in the circumstances note in j.5).

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

Upon assessing the value in use of an individual asset or CGU, estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the specific risks that an asset may have.

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

Property, plant and equipment for own use

Property, plant and equipment for own use is measured at acquisition cost less accumulated depreciation and accumulated impairment losses. Property, plant and equipment also includes assets received in lieu of payment that are intended to be held for continuing own use (See letter bb) below) and assets acquired under finance leases (see letter cc) below).

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

n)             Loans and receivables

Loans and receivables from customers and loans and receivables from banks, both originally granted by the Bank and acquired, are non-derivative financial assets with fixed or defined charges that are not quoted on an active market and that the Bank has no intention of selling immediately or in the short term. These items are valued initially at cost plus incremental transaction costs and subsequently measured at amortized cost using the effective interest rate method.

When the Bank is the lessor in a lease agreement and transfers substantially all incidental risks and rewards over the leased asset, the transaction is presented as a loan.

o)             Factored receivables

Factored receivables are valued at the purchase price of the loan. The price difference between the amounts paid and the current face value of the receivables is recognized as deferred interest income derived from the related receivables and recorded as interest income over the financing period, except if such receivables are derecognized.

p)             Lease receivables

Lease receivables, included in “loans and receivables from customers” are periodic payments from lease agreements that meet certain requirements necessary to qualify as finance leases. These receivables are presented at the aggregate value of the minimum lease payments plus residual value net of unearned interest as of year-end.

Assets leased among consolidated companies are treated as assets held for own use in the financial statements.

q)             Allowances for loan losses

Clients are individually assessed for impairment mainly considering the significance of the exposure at the year end. Large number of loans for amounts that are not individually significant are collectively assessed for impairment. The criteria used for determining whether the financial assets are individually significant is periodically reviewed by the Bank.

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

Criteria for determining impairment losses may consist of:

•             significant financial difficulty on the part of the customer;

•             evidence of a deterioration of the customer’s ability to pay, either because it is in arrears or for other reasons;

•             the probability that the customer will enter bankruptcy or other financial reorganization; and/or

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

s)               Provisions and contingent liabilities

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statements of Financial Position when the following requirements are met:

•a present (legal or implicit) obligation has arisen from a past event; and

•as of the date of the consolidated financial statements, it is probable that the Bank and/or its controlled entities will have to disburse resources to settle the obligation and the amount can be reliably measured.

A contingent liability is any obligation that arises from past events whose existence will be confirmed only if one or more uncertain future events occur that are not within the control of the Bank and its controlled entities.

The annual consolidated financial statements include all material provisions with respect to which it is considered more likely than not that the obligation will have to be settled.

Provisions that are quantified on the basis of the best available information regarding the consequences of the event that gives rise to them, and are re-estimated at the end of each accounting period are used to cover the specific obligations for which they were originally recognized, and are reversed in full or in part when those obligations cease to exist or are reduced.

Provisions are classified into the following groups in the Consolidated Statements of Financial Position based on the obligations they cover:

•Employee benefits and staff salaries

•Mandatory dividends

•Contingencies

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

Deferred tax assets and liabilities are determined based on the tax rate applicable in the period in which the deferred tax assets and liabilities are expected to be recovered or settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes when the tax legislation is enacted or substantially enacted. The effects of deferred taxes for temporary differences between the tax and book basis are recorded on an accrual basis in accordance with IAS 12 “Income Taxes.”

Tax Reforms

a.         Chile

As of period end, the deferred taxes of the Bank and its Chilean subsidiaries have been adjusted based on the current corporate income tax rates contained in Law No. 20,780, published on September 29, 2014. The law progressively increases the tax rate to 21% for fiscal year 2014, 22.5% for 2015, 24% for 2016 and 25% for 2017 and beyond for taxpayers applying the Attributed Income System. Taxpayers applying the Partial Credit Imputation Regime will have a rate of 25.5% in 2017 and 27% in 2018 and beyond. The latter applies to the Bank.

It should be pointed out that according to the new Article 14 of Chile’s Income Tax Law as amended by Law No. 20,899 of February 8, 2016, as of 2017, the Bank and Chilean subsidiaries are subject to the Partial Credit Imputation Regime, because public limited companies are subject to this regime, by default and unable to opt for the Attributed Income System.

b.         Colombia

On December 29, 2016, Law No. 1,819 was published in Colombia. This law introduced a variety of amendments Colombia’s Tax Statutes, strengthened the role of the Colombian Internal Revenue Service (“DIAN”) and introduced several mechanisms to prevent tax evasion. One of the main amendments reduced the income tax rate for commercial year 2017 to 40%, consisting of a 34% general tax and a 6% surcharge. In 2018, the tax rate will fall to 37%, consisting of a 33% general rate and a 4% surcharge. Finally, from 2019 onwards, the income tax rate will be 33% and there will be no surcharge.

Deferred taxes for the Bank’s Colombian subsidiaries have been adjusted based on the new income tax rates contained in Law No. 1,819, published on December 29, 2016.

c.          New York

On December 22, 2017, the United States enacted a tax reform statute that introduced various modifications to the system tax. This reform, among other things, reduced tax rates, modified international tax regulations and made significant changes in the manner in which tax losses are recovered. One of the main modifications is related to a decrease in the income tax rate from 35% to 21% starting from January 1, 2018.

In light of these modifications, the deferred taxes of Chilean, Colombian and New York companies have been recorded according to the rates in the periods when reversal of each temporary difference is expected.

In consideration of the aforementioned legal changes, the deferred taxes of companies operating in Chile have been recorded at a maximum recovery or settlement rate of 27% for the temporary differences reversed as from 2018. For their part, the deferred taxes of companies operating in Colombia have been recorded at a recovery rate of 33%, for the temporary differences reversed as from 2019. The deferred taxes of New York branch have been recorded at a rate of 21%.

u)             Derecognition of financial assets and liabilities

Accounting for transfers of financial assets is based on the degree and way in which the risks and rewards associated with the transferred assets are transferred:

1.         If the risks and rewards are substantially transferred to third parties (e.g.. unconditional sales, sales with repurchase agreements at fair value as of the date of repurchase, sales of financial assets with a purchase option deemed deep-out-of-the-money, use of assets in which the transferor does not retain subordinate financing or transfer any type of credit enhancement to the new holders and other similar cases), the transferred asset is derecognized from the balance sheet and any rights or obligations retained or created upon transfer are simultaneously recognized.

2.         If the risks and rewards of the transferred financial asset are substantially retained (e.g.. sales of financial assets with repurchase agreements at fixed prices or for the sales price plus interest, securities lending agreements in which the borrower has the obligation to return the securities or similar assets and other similar cases) the transferred asset is not derecognized from the balance sheet and will continue to be valued using the same criteria used before the transfer.  Otherwise, the following is recorded in accounting:

a)        A financial liability for an amount equal to the consideration received, which is subsequently valued at amortized cost.

b)        Both income from the transferred (but not derecognized) financial asset and expenses for the new financial liability.

3.         If the risks and rewards of the transferred financial asset are not substantially transferred or retained (e.g.. sales of financial assets with a purchase option deemed not deep-in-the-money or deep-out-of-the-money, use of assets in which the transferor assumes subordinate financing or another type of credit enhancement for part of the transferred asset and other similar cases), the following will be analyzed:

a)        If the transferor has not retained control of the transferred financial asset, it will be derecognized, and any rights or obligations created or retained upon transfer will be recognized.

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

As a result, financial assets will only be derecognized when the rights over the cash flows have been extinguished or when substantially all implicit rights and rewards have been transferred to third parties. Likewise, financial liabilities are only derecognized from the Statement of Financial Position when the obligations they generate have been extinguished.

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

When an employee has rendered service to an entity during an accounting period, the entity shall recognize the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service:

a)        as an expense, unless another IFRS requires or permits the inclusion of the benefits in the cost of an asset.

b)        as a liability (accrued expense), after deducting any amount already paid. If the amount already paid exceeds the undiscounted amount of the benefits, an entity shall recognize that excess as an asset (prepaid expense) to the extent that the prepayment will lead to, for example, a reduction in future payments or a cash refund.

Vacation expense

The annual cost of personnel vacation and benefits is recorded on an accrual basis.

Post-employment benefits

Post-employment benefits are employee benefits (other than termination benefits and short-term employee benefits) that are payable after the completion of employment. Post-employment benefit plans are formal or informal arrangements under which an entity provides post-employment benefits for one or more employees. Post-employment benefit plans are classified as either defined contribution plans or defined benefit plans, depending on the economic substance of the plan as derived from its principal terms and conditions.

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

(i)        when the entity no longer has a realistic possibility of withdrawal; or

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

x)             Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance that arise as a result of a legal transaction or are separately identifiable. They are assets for which cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated. The cost of intangible assets acquired in a business combination is their fair value as of the date of acquisition.

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

An intangible asset is accounted for based on its useful life. An intangible asset with a finite useful life is amortized over its economic useful life and reviewed to determine whether any indication of impairment may exist. The amortization period and method are reviewed at least once every reporting period. An intangible asset with an indefinite useful life is not amortized and the relevant entity will determine if the asset has experienced an impairment loss by comparing its recoverable amount to its carrying amount on a yearly basis and at any time during the year in which there is an indication that its value may be impaired.

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

In accordance with IAS 38 “Intangible Assets” and IFRS 3 “Business Combinations”, the acquirer shall recognize an intangible asset from the acquiree on the date of acquisition separately from goodwill, regardless of whether the asset had been recognized by the acquiree before the business combination.

The business combination between Banco Itaú Chile and Corpbanca gave rise to intangible assets and goodwill.

(iii) Other identifiable intangible assets

This item applies to intangible assets that qualify as identifiable, which means the assets are controlled by the Bank, their cost can be reliably measured and the assets are likely to generate future economic benefits.

y)             Cash flow statement

The Bank presents its cash flows from operating, investing and financing activities in a manner that is most appropriate to its business. Classification by activity provides information that allows users to assess the impact of those activities on the financial position of the entity and the amount of its cash and cash equivalents. This information may also be used to evaluate the relationships among those activities.

For the preparation of the cash flow statement, the Bank applied the indirect method, in which, starting with the Bank’s consolidated income before taxes, non-cash transactions were subsequently added/subtracted, as were income and expenses associated with cash flows classified as investing or financing activities.

The preparation of the cash flow statements takes the following items into account:

a)                                    Cash flows. The inflow or outflow of cash and cash equivalents, which includes Central Bank of Chile deposits, domestic bank deposits, and foreign bank deposits (includes Bank of the Republic of Colombia deposits).

b)                                    Operating activities. Normal activities performed by the Bank, as well as other activities that cannot be classified as either investing or financing. In this section, the Bank includes among other, items, investments under agreements to resell and obligations under repurchase agreements, foreign borrowings, available-for-sale and held-to-maturity investments, dividends received from investment, etc.

The Bank’s activity of granting loans encompasses activities with its debtors and related activities that provide the funding to the loans granted. Since the funding for granting such loans is provided by, among other sources, foreign borrowings, repurchase agreements and securities lending, the company presents the related cash flows as operating activities.

c)                                     Investment activities. The acquisition, sale or disposal by other means, of long-term assets and other investments not included in cash and cash equivalents.

d)                                    Financing activities. Activities that produce changes in the size and composition of the net shareholders’ equity and liabilities that are not part of operating activities or investments.

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

The Statements of Cash Flows also includes investments in fixed-income mutual funds that are presented together with trading securities in the Consolidated Statement of Financial Position. Balances of cash and cash equivalents and their reconciliation with the Consolidated Statement of Cash Flows are detailed in Note 5 “Cash and Cash Equivalents.”

The provision for loan losses presented in the operating section does not correspond to the amount presented in the statements of income because, for cash flow statement purposes, the provision for loan losses excludes recoveries of assets previously written-off.

z)              Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses.  Actual results may differ from these estimates.

The Bank has established allowances to cover incurred losses. Therefore to estimate the allowances, the allowances must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ payment capacity. Increases in the allowances for loan losses are reflected as “Provisions for loan losses” in the Consolidated Statement of Income. Loans are write-off when Management determines that a loan or a portion thereof is uncollectible. Write-offs are recorded as a reduction of the provisions for loan losses.

The relevant estimates and assumptions are regularly reviewed by Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates, made on the basis of the best available information, mainly refer to:

• Useful life of material and intangible assets (Notes 12, 13 and 30)

• Valuation of goodwill (Notes 12 and 30)

• Provisions (Note 19)

• Fair value of financial assets and liabilities (Notes 6, 7, 8, 11 and 33)

• Contingencies and commitments (Note 21)

• Impairment losses for certain assets (Notes 9, 10, 27 and 30)

• Current and deferred taxes (Note 14)

• Consolidation perimeter and evaluation of control (Note 1.2, letter c)).

aa)      Mandatory dividends

The Bank records within liabilities (as a provision) the portion of profit for the year that should be distributed to comply with the Chilean Corporations Act (30%) or its bylaws.  For the years 2017 and 2016, the Bank provisioned 30% and 50% of its profits, respectively. This provision is recorded within “provision for minimum dividends” by reducing “retained earnings” within the Consolidated Statement of Changes in Equity.

Banco Itaú Chile had a policy of not distributing dividends, but in accordance with the transaction agreement signed for the integration of Corpbanca, the companies agreed to distribute 50% of the profit generated for the year 2016. Notwithstanding the above, for the distribution of dividends for that year, on March 27, 2017, at an Ordinary Shareholders’ Meeting, the shareholders agreed to reduce said amount to MCh$618 (see note 22).

Title VII of the bylaws of Itaú Corpbanca establishes that the Bank must distribute an annual cash dividend to its shareholders, as proposed by the Board and prorated based on their shareholdings, of at least thirty percent (30%) of profit for each year. In any event, no dividends may be distributed if there are any capital losses until those losses have been remedied, nor may dividends by distributes if any distribution would cause the Bank to breach any of the capital requirements in the Chilean General Banking Law.

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

dd)      Non-Current assets held for sale

Non-current assets (or disposal groups made up of assets and liabilities) that are expected to be recovered primarily through sale, rather than through continued use, are classified as held for sale. Immediately before being classified as such, the assets (or elements of a disposal group) are remeasured in accordance with the Bank’s accounting policies. From this time forward, assets (or disposal groups) are measured at the lesser of the carrying amount or the fair value less costs to sell.

Impairment losses after the initial classification of assets held for sale and gains and losses after revaluation are recognized in profit or loss. Gains are not recognized if they exceed any accumulated loss.

The Bank includes the following as non-current assets held for sale:

•             Assets received or awarded in lieu of payment of loans and accounts receivable from customers are initially recognized at the price agreed by the parties or when the parties do not reach an agreement, at the value at which the Bank is awarded those assets at a judicial settlement. Such values approximate the assets’ market value as the valuations are determined from market-based evidence by appraisals from by professionally qualified appraisers at the time of the receipt of the assets. The value as of December 31, 2017 was MCh$18.308 (MCh$ 18,855 as of December 31, 2016 and MCh$1,785 as of December 31, 2015).

•             As of December 31, 2016, the values related to the investment in SMU CORP S.A., after evaluating the requirements in IFRS 5, are classified as non-current assets available for sale. SMU CORP S.A. is a subsidiary that was acquired exclusively for resale. Its assets and liabilities are valued at MCh$18,309 (disclosed in “Non-current assets held for sale”) and MCh$7,032 (disclosed in “Liabilities directly associated with non-current assets held for sale”). See Note 15 letter b) and Note 20 letter b).

As of December 31, 2016 the investment was available for immediate sale in its current condition and the sale was considered highly likely as the Bank’s senior management was committed to the sale. The Bank had no intention of changing its mind regarding this sale and, therefore, had already begun the process of identifying a buyer, which it expected to conclude within a year. The transaction was completed within one year as detailed in Note 3 “Relevant Events”.

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

As of December 31, 2017, 2016 and 2015, the Bank did not have instruments that generated diluting effects on income attributable to equity holders of the Bank.

ff)          Securitization

The Bank does not have any securitized financial liabilities or equity instruments.

gg)      Statement of compliance with International Financial Reporting Standards (IFRS)

These consolidated financial statements for the years ended December 31, 2017, 2016 and 2015, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

Application of International Financial Reporting Standards (IFRS)

a)        The following new standards and interpretations have been adopted in these Consolidated Financial Statements:

•Amendments and improvements

IAS Amendments to IAS 7, “Statement of cash flows” — Published in February 2016. These amendments to IAS 7 introduce an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities.

The Bank’s management evaluated the impact of the adoption of this new standard and concluded that its application had no significant impact on its consolidated financial statements and presents the additional disclosures in the Consolidated Statements of Cash Flows.

Amendments to IAS 12, “Income taxes” — Published in February 2016. These amendments on the recognition of deferred tax assets for unrealized losses clarify how to account for deferred tax assets related to debt instruments measured at fair value, in the following aspects:

•             Losses on debt instruments measured at fair value and at cost for tax purposes give rise to a deductible temporary difference, regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use.

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

The Bank’s management evaluated the impact of adopting these amendments/new standards and concluded that the amendments would not impact tax disclosures because deferred taxes arising from unrealized losses are determined on the basis of their ability to be credited against tax concepts.

•Amendment to IFRS 12, “Disclosure of interests in other entities”. This amendment clarifies the scope of IFRS 12. This amendment should be applied retrospectively for annual periods beginning on or after January 1, 2017.

The Bank’s management analyzed this amendment in detail and concluded that the disclosures under IFRS 12 that are applicable have been complied with materially.

b)        The following new standards and interpretations have been issued but are not yet in effect as of December 31, 2017:

•Standards and interpretations

IFRS 9 “Financial instruments” - IFRS 9 “Financial Instruments” (2015) (IFRS 9) - IFRS 9 (2015). In July 2014, IASB approved IFRS 9 to replace IAS 39 “Financial Instruments: Recognition and Measurement.”

The IASB has published the full version of IFRS 9, which replaces the application guidance of IAS 39. This final version includes requirements relating to the classification and measurement of financial assets and liabilities and an expected credit loss model that replaces the current impairment loss model incurred. The section of IFRS9 relating to hedge accounting that is part of this final version of IFRS 9 had already been published in November 2013. Its early adoption is allowed.

The Bank currently expects that the first financial statements to be disclosed under IFRS 9 will be effective for those for the years ended December 31, 2018.

a.         Implementation of IFRS 9 “Financial Instruments”

The new standard is structured to address the following concepts:

I.           Classification and measurement of financial assets. The classification of financial assets should depend on two criteria: the entity´s business model for managing its financial assets and the characteristics of the contractual cash flow of financial assets;

•            The business model is determined at a level that reflects how the groups of financial assets are jointly managed to achieve a specific commercial purpose and generate cash flows, not depending on the management’s intentions with respect to an individual instrument. Accordingly, it represents whether cash flows will result from contractual cash flows, the sale of financial assets or both; and

•            Characteristics of the contractual cash flows of financial assets: identification of asset cash flows that constitute only payment of principal and interest by applying the Solely Payment Principal and Interest (“SPPS”) test.

II.          Allowances for impairment. The new standard introduces the concept of expected loss (including the use of prospective information) and classification in three phases. An asset will migrate from the phase as the credit risk deteriorates. If, in a subsequent period, the quality of a financial asset improves or the significant increase in the previously identified credit risk is reversed, the financial asset may return to the phase 1, unless it is a financial asset originated with credit recovery issues.

•            Phase 1. Credit losses expected for 12 months: represented possible default events within 12 months. Applicable to financial assets without significant increase in credit risk and no credit recovery issues in origination.

•            Phase 2. Permanent credit losses expected over the life of the financial instrument: resulting from any possible default event. Applicable to financial assets with a significant increase in credit risk, but which were not originated with recovery issues.

•            Phase 3. Permanent credit losses expected for assets with credit recovery issues: Applicable to financial assets considered to have credit recovery issues due to the occurrence of one or more events that negatively impact the estimated cash flows for such asset. Financial assets that are not originated with recovery issues, but that subsequently had recovery issues, differ from phase 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than the gross carrying amount.

III.        Hedge accounting. The hedge accounting requirements are directly related to risk management and should be applied prospectively. Itaú Corpbanca will continue to apply the hedge accounting requirements established in IAS 39, as permitted by IFRS 9. An entity may elect to begin to apply the hedge accounting requirements of IFRS 9 after the transit to IFRS 9 at the beginning of any subsequent reporting period.

During the second half of 2017, Itaú Corpbanca conducted simulations to obtain a better understanding of the potential effect of the new accounting standard. The transition to IFRS 9 will cause, in accordance with management’s best estimate, a reduction in stockholder’s equity of not higher than 3.8%.

The impacts of the transition are based on the Bank’s best estimates as of the date of this report and the identified adjustments will be recognized in accumulated results as of the transition date, directly raising equity (prospectively).

The SBIF has not adopted IFRS 9 as part of the accounting standards and instructions issued by the SBIF. As a result the changes introduced to IFRS 9 are not currently expected to have any impact on the financial statements used for regulatory purposes or on its solvency indicators.

IFRS 15 “Revenue from contracts with customers” — Published on May 2014. This standard establishes the guidance that an entity must apply for the presentation of useful information to the users of the financial statements in relation to the nature, amount, timing and uncertainty of the revenues and cash flows derived from contracts with customers. The basic principle is that an entity will recognize the revenues that represent the transfer of goods or services promised to customers in an amount that reflects the consideration that the entity expects to be entitled to in exchange for those goods or services. Its application supersedes IAS 11 “Construction Contracts”; IAS 18 “Revenue”; IFRIC 13 “Customer loyalty programs”; IFRIC 15 “Agreements for the construction of real estate”; IFRIC 18 “Transfers of Assets from Customers”; and SIC-31 “Barter transactions involving advertising services.” Early adoption is permitted.

The Bank’s management evaluated the impact of the adoption of this new standard and concluded that its application had no significant impact on its consolidated financial statements.

IFRS 16 “Leases” — Published in January 2016. This standard establishes the recognition, measurement, presentation and disclosure of leases. IFRS 16 replaces IAS 17 and introduces a single lease accounting model and requires a lessee to recognize the assets and liabilities of all leases with a maturity of more than 12 months, unless the underlying asset is of a low value. The objective is to ensure that lessees and lessors provide relevant information in a way that faithfully represents the transactions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, and its early application is permitted for entities applying IFRS 15 or before the date of the initial application of IFRS 16.

The Bank’s Management is evaluating the potential impact of the adoption of this new pronouncement through by analyzing its lease agreements, which will allow the Bank to reflect the effects both in its Consolidated Financial Statements and in its solvency indicators. For this, The Bank’s parent company (Itaú Unibanco Holding S.A) made available material that allowed us to define and identify the Bank’s initial status in this matter.

IFRS interpretation Committee (“IFRIC”) 22 “Foreign currency transactions and advance consideration” — Published in December 2016. This IFRIC standard addresses foreign currency transactions or parts of transactions in which consideration is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice. Its application is mandatory for annual periods beginning on January 1, 2018.

The Bank’s management evaluated the potential impact of these amendments / new pronouncements on the Bank’s financial statements and concluded that there are no relevant impacts.

IFRIC 23 “Uncertainty over Income Tax Treatments”— Published in June 2017. This standard aims to reduce diversity in how companies recognize and measure a tax liability or tax asset when there is uncertainty over income tax treatments. The interpretation addresses how to reflect uncertainty in accounting for income taxes and is applicable to the determination of tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments under IAS 12. This standard is effective for periods beginning on or after January 1, 2019.

The Bank’s management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

•Amendments and improvements

Amendments to IFRS 10 “Consolidated financial statements” and IAS 28 “Investments in associates and joint ventures” — Published in September 2014. These amendments address a conflict between the requirements of IAS 28 and IFRS 10 and clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture. The amendments require the recognition in the investor’s financial statements of gains and losses arising on the sale or contribution of assets that constitute a business and a partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

On December 17, 2015, the IASB deferred the effective date for these amendments indefinitely.

The Bank’s management analyzed these amendments in detail and concluded that they do not apply to the Bank financial statements because the Bank does not engage in this type of transaction with its associates and does not currently have any joint ventures.

Amendment to IFRS 15, “Revenue from contracts with costumers”- Published in April 2016.  These amendments comprise clarifications of the guidance on identifying performance obligations, accounting for licenses of intellectual property and the principal versus agent assessment (gross versus net revenue presentation). New and amended illustrative examples have been added for each of those areas of guidance and additional practical expedients related to transition to the new revenue standard.

This amendment is effective for annual periods beginning on or after January 1, 2018, and its early application is permitted.

The Bank’s management evaluated the impact of the adoption of this new standard and concluded that its application had no significant impact on its consolidated financial statements.

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

This amendment is effective for annual periods beginning on or after January 1, 2018.

The Bank’s management evaluated the potential impact of these amendments / new pronouncements on the Bank’s financial statements and concluded that there are no relevant impacts.

Annual Improvements Cycle 2014-2016. The document covers the following standards:

•Amendment to IFRS 1,’First-time adoption of IFRS’, - Published in December 2016.This amendment regards the deletion of short term exemptions for first-time adopters regarding IFRS 7, IAS 19, and IFRS 10.

The Bank’s management analyzed these amendments in detail and concluded that they do not apply to the bank´s financial statements because the Bank will not be a first-time adopter to IFRS during the year the amendment becomes effective.

•Amendment to IAS 28 “Investments in Associates and Joint Ventures” -  Published in December 2016. This amendment relates  to the fair value measurement of the associate or joint venture.

The Bank’s management analyzed these amendments in detail and concluded that they do not apply to the bank´s financial statements because  the Bank does not have investments in associates and joint ventures.

Materiality Practice Statement “Making materiality judgments” — Published in September 2017. The practice statement provides guidance on how to use judgement when selecting information to provide in financial statements prepared applying IFRS Standards. It is a non-mandatory document that companies are permitted to apply to financial statements prepared any time after 14 September 2017.

Amendment to IFRS 9 “Financial instruments” - Published in October 2017. The IASB issued Prepayment Features with Negative Compensation (Amendments to IFRS 9). Applying the amendments, if a specific condition is met, entities will be able to measure at amortized cost some prepayable financial assets with so-called negative compensation.

Information about the implementation of IFRS9, including this amendment is presented elsewhere in this note”.

Amendment to IAS 28 “Investments in Associates and Joint Ventures” — Published in October 2017, these amendments clarify that a company applies IFRS 9 “Financial instruments” to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture.

This amendment is effective for annual periods beginning on or after January 1, 2019.

The Bank’s management analyzed these amendments in detail and concluded that they do not apply to the Bank´s to the statements because does not have investments in associates and joint ventures.

NOTE 2 ACCOUNTING CHANGES.

No accounting changes have taken place in comparison with the prior periods presented, except for those mentioned in Note 1.

NOTE 3 RELEVANT EVENTS

As of December 31, 2017, the following material events affecting the operations of the Bank and its subsidiaries or the Consolidated Financial Statements have occurred:

ITAÚ CORPBANCA

a.         Distribution of Dividends.

On March 13, 2017, the Bank´s Board of Directors (the “Board”) agreed to propose to the Bank’s shareholders at the Annual Ordinary Meeting to be held on March 27, 2017, the distribution of 30% of profit for the year 2016, or MCh$618, as a dividend to the shareholders of all 512,406,760,091 shares validly issued by the Bank, resulting in a dividend of Ch$0.001205475 per share.

At the Annual Ordinary Meeting of the shareholders of Itaú Corpbanca, held on March 27, 2017, the shareholders approved the following:

1.- Distribution of 30% of profit for the year 2016, or MCh$618, as dividends to shareholders, resulting in a dividend of Ch$0.001205475 per share entitled to dividends.

2.- The final appointment of the following directors: Messrs. Pedro Samhan Escándar, Eduardo Mazzilli de Vassimon and Andrés Bucher Cepeda, who shall hold office until the next Annual General Meeting, at which time all Board members must be renewed. Mr. Pedro Samhan Escándar was appointed as an independent director, in accordance with article 50 bis of the Chilean Corporations Act.

b.         Modifications to the Board

On February 23, 2017, the Board of Itaú Corpbanca was notified of and accepted the resignation of the director Nicolás Abovic Wiegand. On that same date, the Board of Itaú Corpbanca appointed Mr. Andrés Bucher Cepeda to replace him. Mr. Bucher shall hold office until the next Annual Ordinary Meeting, at which time shareholders shall ratify his appointment.

c.          Amendments to Transaction Agreement

In an ordinary meeting of the Board of Directors’ committee of Itaú Corpbanca on December 19, 2016, and an ordinary meeting of the Board of Itaú Corpbanca on December 20, 2016, the following amendments to the Transaction Agreement were approved:

1. The acquisition of Itaú Colombia. The obligation of the parties to cause Itaú Corpbanca to acquire all of the outstanding shares of Itaú Colombia or to carry out a merger of Banco Corpbanca Colombia with Itaú Colombia was amended and replaced with the obligation of the parties to cause Banco Corpbanca Colombia to acquire the assets and liabilities of Itaú Colombia in accordance with the terms and conditions agreed by Banco Corpbanca Colombia and Itaú Colombia on November 1, 2016 (the “Colombian Acquisition”). This agreement also contemplates the rendering of certain services by Banco Corpbanca Colombia in favor of Itaú Colombia and the hiring of the senior management of Itaú Colombia by Banco Corpbanca Colombia. The Colombian Acquisition will be carried out as soon as practicable once the same has been approved by the Colombian Financial Superintendency (the “CFS”). The CFS has been informed that the Colombian Acquisition was already approved by the shareholders of Corpbanca Colombia.

2. The acquisition of shares of Banco Corpbanca Colombia. The acquisition by Itaú Corpbanca of the shares of Banco Corpbanca Colombia held by CorpGroup (currently representing 12.36% of shares outstanding), which was previously agreed to be carried out no later than January 29, 2017, will be postponed until January 28, 2022, subject to receipt of the applicable regulatory approvals

3.            Registry of the Shares of Banco Corpbanca Colombia. Itaú Corpbanca and CorpGroup will carry out commercially reasonable efforts, in accordance with the shareholders agreement of Banco Corpbanca Colombia, to cause Banco Corpbanca Colombia to (i) be registered as a public company in the National Registry of Securities and Issuers of the CFS, and (ii) have its shares listed in the Colombian Stock Market (the “CSM”).

Once the abovementioned registry and listing have been obtained, CorpGroup will be permitted to sell all of its shares, or a portion thereof, of Banco Corpbanca Colombia in the CSM, subject to a right of first offer granted to Itaú Corpbanca. The shares sold by CorpGroup in the CSM will be deducted from the shares that Itaú Corpbanca must acquire from CorpGroup on January 28, 2022.

d.         Transfer of Ownership SMU Corp S.A.

On January 30, 2017, Itaú Corpbanca transferred all of its shares in SMU Corp S.A., equivalent to 51%. As a result, that company is no longer a subsidiary of the Bank. The shares were acquired by Inversiones Monserrat S.A.

e.          Lawsuit Brought by Helm LLC against Itaú Corpbanca

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

In its lawsuit, Helm LLC pursues, among other things, compensation that would correspond to the value it estimates and claim a change of its shares in Itaú Corpbanca Colombia, plus interest. On February 14, 2017, the defendants responded to the Helm LLC lawsuit, rejecting their claims in full. Also, Itaú CorpBanca and CorpGroup Holding Inversiones Ltda. filed a counterclaim against Helm LLC for non-compliance with the SHA, according to which they pursue, among other things, the termination of the aforementioned SHA is declared, on 19 April 2017, Helm LLC submitted its response to this counterclaim. The arbitration procedure has continued in accordance the judicial proceedings and the probationary period are expected to take place in July 2018. Itaú Corpbanca estimates that the claim of Helm LLC has no merit and will proceed to defend its rights under the SHA and the legislation applicable.

f.           Fine for Exceeding Credit Margins

Via Ruling No. 16,191 dated December 30, 2015, the SBIF fined Corpbanca MCh$21,765 (see Note 21 “Contingencies, Commitments and Responsibilities”) for violations of credit margins established in articles 84-1 and 85 of the Chilean General Banking Law (“GBL”) related to Chapter 12-3 of the SBIF’s Updated Standards. On January 18, 2016, Corpbanca filed an appeal with the Santiago Court of Appeals to challenge the fine in conformity with the GBL. On August 31, 2016, the Court of Appeals ruled in favor of Corpbanca and rendered all fines null and void. Five business days later, the SBIF filed a complaint against the appellate court ministers, was heard by the Supreme Court under Case No. 62,128-2016.

On May 9, 2017, the Supreme Court dismissed the complaint filed by the SBIF disagreeing with the aforementioned final ruling issued by the Santiago Court of Appeals. Therefore, the appeal filed by the Bank to render the SBIF fines null and void was accepted, consequently declaring the fines unlawful.

g.         SBIF Ruling

Through a resolution dated June 30, 2017, served to Itaú Corpbanca (the “Bank”) on July 17, 2017, the Superintendence of Banks and Financial Institutions (“SBIF”) resolved, among other matters, the continuation of the administrative proceeding against the Bank for alleged violations of individual credit limits in granting certain loans to Norte Grande S.A., Potasios de Chile S.A. and Sociedad de Inversiones Pampa Calichera S.A.,  the same transactions which were the basis for the fines rendered null and void by the Santiago Court of Appeals on August 31, 2016.

On July 19, 2017, the Bank filed a motion against that resolution for considering against the law, among other reasons, because there is no administrative proceeding in existence to be continued by the SBIF against the Bank, as resolved by the Santiago Court of Appeals and by Chilean Supreme Court, which dismissed the complaint filed by the SBIF against that resolution. In accordance with a resolution dated July 24, 2017, the SBIF dismissed the aforementioned motion, claiming that the proceeding is in the investigation stage and that the Bank is not formally party to any administrative proceeding.

On October 23, 2017, the Bank received a communication from the SBIF, filing charges against Itaú Corpbanca for the same operations above-mentioned. The Bank has the conviction that this administrative procedure is not in accordance with applicable law and the Bank will exercise the defenses granted by the law to that extent. On November 22, 2017, the Bank filed its response with the SBIF with its defense in substantive and procedural matters. The trial period for this administrative procedure carried on by the SBIF has ended.

h.         Increase in Shareholding of Itaú Unibanco Holding S.A.

On September 15, 2017, Itaú Unibanco Holding S.A. acquired 1,800,000 shares of Itaú Corpbanca. As a result of this acquisition, its interest in Itaú Unibanco has increased from 35.71% to 36.06%, with no modifications to the corporate governance within Itaú Corpbanca.

The shares of the Bank were acquired by purchasing 100% of the shares of CGB III SpA, which currently holds the shares of the Bank.

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a.         Merger Date Postponed.

At an extraordinary Board meeting held January 25, 2017, the Board agreed to render null and void the merger agreement (with Itaú Chile Administradora General de Fondos S.A.) and the amended bylaws  that were agreed upon on September 30, 2016, at an Extraordinary Shareholders’ Meeting. They also agreed to initiate, as soon as possible, a new merger process to integrate the businesses of both companies and to request the corresponding authorizations.

b.         Merger

At an Extraordinary Shareholders’ Meeting held on June 30, 2017, the shareholders agreed to approve the related party transaction by which the company would merge with Itaú Chile Administradora General de Fondos S.A., and they approved the merger of the subsidiaries of Itaú Corpbanca, Corpbanca Administradora General de Fondos S.A.—absorbed company—and Itaú Chile Administradora General de Fondos S.A.—absorbing company—by which the latter would incorporate the former.

On December 29, 2017, the merger became effective. There was no impact to the Consolidated Financial Statements.

ITAÚ CHILE ADMINISTRADORA GENERAL DE FONDOS S.A.

a.         Merger Date Postponed.

At an Extraordinary Shareholders’ Meeting held on January 25, 2017, the Bank´s shareholders agreed to render null and void the merger agreement (with Corpbanca Administradora General de Fondos S.A.) and the amended bylaws agreed upon on September 30, 2016. The shareholders also agreed to initiate, as soon as possible, a new merger process to integrate the businesses of both companies and to request the corresponding authorizations.

b.         Merger

At an Extraordinary Shareholders’ Meeting held on June 30, 2017, the shareholders agreed to approve the related party transaction by which the company would merge with Corpbanca Administradora General de Fondos S.A., and they approved the merger of the subsidiaries of Itaú Corpbanca, Corpbanca Administradora General de Fondos S.A.—absorbed company—and Itaú Chile Administradora General de Fondos S.A.—absorbing company—by which the latter would incorporate the former.

On December 29, 2017, the merger became effective. There was no impact to the consolidated financial statements.

ITAÚCORPBANCA CORREDORES DE BOLSA S.A.

a.         Merger of Subsidiaries.

On January 1, 2017, the merger of Corpbanca Corredores de Bolsa S.A. and Itaú BBA Corredor de Bolsa Ltda. took place, by which the latter absorbed the former. The new resulting company is the legal successor of Corpbanca Corredores de Bolsa S.A., and its new corporate name is Itaú Corpbanca Corredores de Bolsa S.A.

ITAU CHILE CORREDORA DE SEGUROS LIMITADA

a.         Merger Approved by SBIF

On June 30, 2017, the SBIF authorized the merger of Itaú Chile Corredora de Seguros Limitada and Corpbanca Corredores de Seguros S.A.

b.         Merger Approved

On June 30, 2017, the partners of Itaú Chile Corredora de Seguros Limitada approved the company’s merger with Corpbanca Corredores de Seguros S.A., by which the latter would incorporate the former. The merger must comply with certain conditions and deadlines established in the merger agreement.

CORPBANCA CORREDORES DE SEGURO S.A.

a.         Merger Approved by SBIF.

On June 30, 2017, the SBIF authorized the merger of Itaú Chile Corredora de Seguros Limitada and Corpbanca Corredores de Seguros S.A.

b.         Merger Approved

On June 30, 2017, the shareholders of Corpbanca Corredores de Seguros S.A., approved the company’s merger with Itaú Chile Corredora de Seguros Limitada, by which the latter would incorporate the former. The merger must comply with certain conditions and deadlines established in the merger agreement.

The merger process to integrate the businesses of both brokers will be effective during 2018.

BANCO CORPBANCA COLOMBIA S.A.

a.         Profit Distribution

At the Annual General Meeting in March 2017, the shareholders agreed to record the losses for the year 2016 of MCh$150,926 in the 2017 financial statements as prior year losses.

b.         Bylaw Amendments

At the Annual General Meeting held on March 28, 2017, the shareholders agreed to change the Bank’s corporate name to Itaú Corpbanca Colombia S.A., and permit the use of Itaú or Banco Corpbanca or Corpbancato refer to the Bank.

The bylaw amendment to modify the name of the following subsidiaries was also registered in the mercantile registry:

Previous Legal Name	New Legal Name	New Commercial Name

Helm Fiduciaria S.A.	Itaú Asset Managment Colombia S.A. Sociedad Fiduciaria	Itaú Asset Managment Itaú Fiduciaria
CorpBanca Investment Trust Colombia S.A.	Itaú Securities Services Colombia S.A. Sociedad Fiduciaria	Itaú Securities Services
Helm Comisionista de Bolsa S.A.	Itaú Comisionista de Bolsa Colombia S.A.	Itaú Comisionista de Bolsa
Helm Casa de Valores Panamá	Itaú Casa de Valores S.A.	Itaú Casa de Valores
Helm Bank Panamá	Itaú (Panamá) S.A.	Itaú

c.          Transfer of Financial Assets and Liabilities from Itaú BBA Colombia S.A. to Banco Itaú Corpbanca Colombia S.A.

As established in the agreement to transfer financial assets, liabilities and contracts signed on June 1, 2017, between Itaú Corpbanca Colombia S.A., as transferee, and Itaú BBA Colombia S.A. Corporación Financiera, as assignor, the procedure of notifying the contracting parties of the transfer was completed on June 16, 2017. In relation to this transaction, Banco Itaú Corpbanca Colombia S.A. paid MCh$33,205 to Itaú BBA Colombia S.A. Corporación Financiera.

d.         Investments

On December 22, 2017, Itaú Corpbanca Colombia performed consummated the exchange of Deceval shares for shares of the Colombian Stock Exchange, in compliance with the previously executed Subscription Framework Contract.

Two subsidiaries of the Bank, Itaú Securities Services S.A. and Itaú Asset Management also consummated the exchange of Deceval shares for shares of the Colombian Stock Exchange.

ITAU CORPBANCA NEW YORK BRANCH

a.         Capital increase

Itaú Corpbanca Branch New York had two capital increases during the year 2017: the first for US$30 million in June and the second for US$60 million in December.

ITAU CORPBANCA RECAUDACIONES Y COBRANZAS S.A.

a. Capital increase

On September 29, 2017 a capital increase of MCh $ 4,446 was agreed, where 502,287 nominal shares of one series were issued without a nominal value.

b. Acquisition of Recuperadora de Crédito Limitada

On October 2, 2017, a subsidiary of Itaú Corpbanca Recaudaciones y Cobranzas S.A. completed the purchase and absorption of 100% of the interest ownership in Recuperadora de Credito Limitada, a company formerly controlled by Itaú Chile Inversiones, Servicios y Administración S.A.. Recaudaciones y Cobranzas is the legal continuation of the absorbed entity.

Recuperadora de Credito Limitada had the purpose of providing judicial and extrajudicial collection services of credits, which as of the date of the consummation of the acquisition will be rendered by Itaú Corpbanca Recaudaciones y Cobranzas S.A..

Due to the foregoing, an effect in equity due to the merger was recognized, amounting to MCh$ (3,977).

NOTE 4 SEGMENT INFORMATION

The segment reporting is determined by the Bank on the basis of its operating segments (Chile(14) and Colombia), which are mainly differentiated by the risks and returns that affect them(15).

The reportable segments and the criteria used to inform the Bank’s highest authority in the decision-making process of the transaction are in accordance with IFRS 8 “Operating Segments.”

a)        Segments

The descriptions of each operating segment are as follows:

i) Chile

The Bank’s business activities in Chile take place mainly in the domestic market. It has strategically aligned its operations into the following five business areas that are related directly to its customers’ needs and the Bank’s strategy: 1) Wholesale Banking (a) Corporate; Real Estate and Construction and (b) Large Companies; 2) Retail Banking (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other Financial Services.

The Bank manages these business areas using a reporting system for internal profitability. The operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance.

The Bank did not enter into transactions with a particular customer or third party that exceeded 10% of its total income in 2017, 2016 and 2015.

ii) Colombia

Colombia has been identified as a separate operating segment based on the business activities. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single CGU, to decide about resource allocation for the segment and evaluate its performance. Separate financial information is available for this segment.

The commercial activities of this segment are carried out by Banco Itaú Corpbanca Colombia S.A. and its subsidiaries.

b)        Geographical information

The segments reported by Itaú Corpbanca, disclose revenue from ordinary activities from external clients:

(i)        attributed to the entity’s country of domicile and

(ii)     attributed, in aggregate, to all foreign countries in which the entity obtains revenue.

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately.

The Group´s operations in its two main geographic areas (Chile(16) and Colombia(17)) are represented in the following table:

(14)  Includes the New York Branch.

(15)  The segments presented here correspond to the segments used by the merged Bank. Information for 2015 (referring to Banco Itaú Chile) was presented using the current segmenting criteria.

(16)  Includes the New York Branch.

(17)  This segment includes operations carried out by Itaú (Panamá) S.A., and Itaú Casa de Valores (Panamá).

	2017			2016			2015
	Chile	Colombia	Total	Chile	Colombia	Total	Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	1,067,124	579,205	1,646,329	1,013,951	495,252	1,509,203	501,982	—	501,982
Interest expense	(529,584)	(333,763)	(863,347)	(554,246)	(315,782)	(870,028)	(278,692)	—	(278,692)
Net interest income	537,540	245,442	782,982	459,705	179,470	639,175	223,290	—	223,290

c)         Information on assets, liabilities and income

Segment information on assets and liabilities is presented as of December 31, 2017 and 2016; segment information on income is presented as of December 31, 2017, 2016 and 2015.

c.1 Assets and Liabilities

		As of December 31, 2017
		Chile	Colombia	Total
	Note	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5a)	609,279	354,751	964,030
Cash in the process of collection	5b)	155,950	1,067	157,017
Trading portfolio financial assets	6	25,652	389,409	415,061
Investments under agreements to resell	7	2,292	26,232	28,524
Derivative financial instruments	8	1,158,002	90,773	1,248,775
Loans and receivables from banks - Loans and receivables from customers, net	9/10	15,599,269	4,234,886	19,834,155
Financial investments available-for-sale	11	1,937,909	725,569	2,663,478
Held to maturity investments	11	95,652	106,378	202,030
Intangible assets (*)	12	1,378,942	183,712	1,562,654
Property, plant and equipment, net	13	82,481	48,098	130,579
Current income taxes	14	202,093	36,359	238,452
Deferred income taxes	14	140,685	—	140,685
Other assets	15	348,717	80,308	429,025
Non-current assets held for sale	15	18,308	—	18,308
		21,755,231	6,277,542	28,032,773

		As of December 31, 2017
		Chile	Colombia	Total
	Note	MCh$	MCh$	MCh$
LIABILITIES
Current accounts and demand deposits	16	2,399,159	1,742,508	4,141,667
Transaction in the course of payment	5b)	109,496	—	109,496
Obligations under repurchase agreements	7	44,264	376,656	420,920
Time deposits and saving accounts	16	7,868,572	2,196,671	10,065,243
Derivative financial instruments	8	1,036,024	59,130	1,095,154
Borrowings from financial institutions	17	1,545,143	650,987	2,196,130
Debt issued	18	5,484,562	465,476	5,950,038
Other financial obligations	18	16,255	811	17,066
Current income tax provision	14	624	—	624
Deferred income taxes	14	53	26,301	26,354
Provisions	19	61,038	56,851	117,889
Other liabilities	20	399,760	63,675	463,435
Liabilities directly associated with non-current assets held for sale	20	—	—	—
		18,964,950	5,639,066	24,604,016

(*)This includes goodwill generated in business combinations between Banco Itaú Chile and Corpbanca totaling MCh$1,126,663(18) as of December 31, 2017 (MCh$1,145,308 in 2016).

(18)  In order to verify the impairment, the goodwill acquired in the business combination was allocated, from the date of acquisition, between each of the acquiring entity’s CGUs or groups of CGUs, taking into account expected synergies of the business combination, regardless of whether other assets or liabilities of the acquired entity are allocated to those units or groups of units, in the case of the Bank: Chile MCh$904,868 (MCh$904,868  in 2016) and Colombia MCh$221,795 (MCh$240,440 in 2016), see Note 30.

		As of December 31, 2016
		Chile	Colombia	Total
	Note	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5a)	816,190	670,947	1,487,137
Cash in the process of collection	5b)	142,553	3,216	145,769
Trading portfolio financial assets	6	64,707	567,850	632,557
Investments under agreements to resell	7	33,820	136,422	170,242
Derivative financial instruments	8	1,010,134	92,635	1,102,769
Loans and receivables from banks - Loans and receivables from customers, net	9/10	15,763,007	4,832,209	20,595,216
Financial investments available-for-sale	11	1,626,951	447,126	2,074,077
Held to maturity investments	11	94,269	132,164	226,433
Intangible assets (*)	12	1,403,454	211,021	1,614,475
Property, plant and equipment, net	13	81,798	39,245	121,043
Current income taxes	14	138,942	25,354	164,296
Deferred income taxes	14	110,739	26	110,765
Other assets	15	334,161	93,233	427,394
Non-current assets held for sale	15	37,164	—	37,164
		21,657,889	7,251,448	28,909,337

		As of December 31, 2016
		Chile	Colombia	Total
	Note	MCh$	MCh$	MCh$
LIABILITIES
Current accounts and demand deposits	16	2,331,735	2,121,456	4,453,191
Transaction in the course of payment	5b)	67,410	3	67,413
Obligations under repurchase agreements	7	5,470	368,409	373,879
Time deposits and saving accounts	16	8,889,741	2,691,969	11,581,710
Derivative financial instruments	8	854,431	52,903	907,334
Borrowings from financial institutions	17	1,640,136	539,734	2,179,870
Debt issued	18	4,874,653	585,600	5,460,253
Other financial obligations	18	23,298	2,265	25,563
Current income tax provision	14	475	1,411	1,886
Deferred income taxes	14	29	57,607	57,636
Provisions	19	43,600	56,448	100,048
Other liabilities	20	205,364	64,446	269,810
Liabilities directly associated with non-current assets held for sale	20	7,032	—	7,032
		18,943,374	6,542,251	25,485,625

c.2 Income

	As of December 31, 2017
	Chile	Colombia	Total
	MCh$	MCh$	MCh$
Net interest income	537,540	245,442	782,982
Net services fees income	135,624	41,947	177,571
Trading and investment income, net	(49,615)	57,883	8,268
Foreign exchange gains (losses), net	34,661	11,504	46,165
Other operating income	33,398	8,134	41,532
Provision for loan losses	(169,233)	(146,184)	(315,417)
Total operating income, net of provision for loan losses, interest and fees	522,375	218,726	741,101
Other income and expenses	—	—	—
Depreciaion and Amortization	(51,213)	(30,632)	(81,845)
Other Operating expenses	(424,733)	(224,569)	(649,302)
Total operating expenses	(475,946)	(255,201)	(731,147)
Income before taxes	46,429	(36,475)	9,954
Income (loss) taxes	31,188	21,683	52,871
Income from continuing operations	77,617	(14,792)	62,825
Income (loss) discontinued operations		—	—
Net income for the period	77,617	(14,792)	62,825
Average loans	15,950,784	4,906,758	20,857,542
Average investments	1,565,017	1,141,938	2,706,955

	As of December 31, 2016
	Chile	Colombia	Total
	MCh$	MCh$	MCh$
Net interest income	459,705	179,470	639,175
Net services fees income	112,147	38,649	150,796
Trading and investment income, net	38,642	74,310	112,952
Foreign exchange gains (losses), net	(26,744)	(22,104)	(48,848)
Other operating income	9,058	10,389	19,447
Provision for loan losses	(146,812)	(99,178)	(245,990)
Total operating income, net of provision for loan losses, interest and fees	445,996	181,536	627,532
Other income and expenses	—	—	—
Depreciation and Amortization	(40,610)	(23,082)	(63,692)
Other Operating expenses	(397,060)	(155,875)	(552,935)
Total operating expenses	(437,670)	(178,957)	(616,627)
Income before taxes	8,326	2,579	10,905
Income (loss) taxes	(84)	3,652	3,568
Income from continuing operations	8,242	6,231	14,473
Income (loss) discontinued operations	(504)	—	(504)
Net income for the period	7,738	6,231	13,969
Average loans	12,645,761	5,156,124	17,801,885
Average investments	830,584	1,142,595	1,973,179

	As of December 31, 2015
	Chile	Colombia	Total
	MCh$	MCh$	MCh$
Net interest income	223,290	—	223,290
Net services fees income	71,088	—	71,088
Trading and investment income, net	(33,182)	—	(33,182)
Foreign exchange gains (losses), net	74,461	—	74,461
Other operating income	8,761	—	8,761
Provision for loan losses	(42,929)	—	(42,929)
Total operating income, net of provision for loan losses, interest and fees	301,489	—	301,489
Other income and expenses	—	—	—
Depreciation and Amortization	(9,785)	—	(9,785)
Other operating expenses	(168,675)	—	(168,675)
Total operating expenses	(178,460)	—	(178,460)
Income before taxes	123,029	—	123,029
Income (loss) taxes	(17,263)	—	(17,263)
Income from continuing operations	105,766	—	105,766
Income (loss) discontinued operations	—	—	—
Net income for the period	105,766	—	105,766
Average loans	6,410,592	—	6,410,592
Average investments	496,220	—	496,220

NOTE 5 CASH AND CASH EQUIVALENTS

a)        Detail of cash and cash equivalents

The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
Cash and deposits in banks (1)
Cash	254,824	274,570
Deposits in the Central Bank of Chile	53,187	207,483
Deposits in national banks	9,389	2,116
Foreigns deposits	646,630	1,002,968
Subtotal cash and deposits in banks	964,030	1,487,137
Cash in the process of collection, net (5b))	47,521	78,356
Highly liquid financial instruments (2)	35,014	381,009
Investments under agreements to resell (3)	28,524	170,242
Total cash and cash equivalents	1,075,089	2,116,744

(1)    Amount in “Cash,” “Deposits in Central Bank of Chile” and Bank of the Republic of Colombia (included in “Foreign deposits”) are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(2)    Corresponds to those financial instruments in the trading portfolio and available-for-sale portfolio with maturities that do not exceed three months from their dates of acquisition:

		As of December 31,
		2017	2016
	Notes	MCh$	MCh$
Trading securities	6	19,239	29,472
Financial assets available for sale	11	15,775	351,537
Highly Liquid Financial Instruments		35,014	381,009

(3)    Corresponds to investments under agreements to resell with maturities that do not exceed three months from their dates of acquisition.

		As of December 31,
		2017	2016
	Notes	MCh$	MCh$
Investment under agreement to resell	7a)	28,524	170,242

b)        Cash in the process of collection

Cash in the process of collection is short-term, amounts in transit of collection.

	As of December 31,
	2017	2016
	MCh$	MCh$
Assets (Cash in the process of collection)
Outstanding notes from other banks	66,996	60,546
Funds receivable	90,021	85,223
Subtotal assets	157,017	145,769
Liabilities (Transaction in the course of payment)
Funds payable	109,496	67,413
Subtotal liabilities	109,496	67,413
Net items in course of collection	47,521	78,356

c)         Cash flows from operations

Based on the banking nature of our activities, we considered that our funding has a direct relationship with our loan and investing portfolio, as all those activities are taken into consideration to determine, approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

Based on our overall strategy, the Bank considers gains and losses derived from these operations are part of our main revenue producing activities and core business and the presentation of the cash flows from those items under operating activities shows consistency between our Statement of Income and our Statement of Cash Flows.

Examples of cash flows from operating activities are:

i.                     Receivables from repurchase agreements and securities borrowing and Payables from repurchase agreements and securities lending. These items represent the cash flows (collections and payments) corresponding to the purchase and sale of obligations and securities lending, financial intermediation activities (see Note 7 and Note 1.i).

ii.                 Investing Portfolio. This item represents the cash flows (collections and payments) of our trading and non-trading portfolio related financial instruments (see Notes 11, 16 and Note 1.j).

iii.             Foreign borrowings obtained and Repayment of foreign borrowings. These items represent the cash flows (collections and payments) of obligations with foreign banks (see note 17) for the financing of foreign trade loans, which are included as part of the items entitle “Loans and receivables from banks” (see note 9) and “Loans and receivables from customers” (see note 10 and note 1.n).

iv.              Repayment of other borrowings. These items represent the cash flows (collections and payments) arising from the obligations corresponding to financing or operations specific to the business (see note 18).

NOTE 6 TRADING PORTFOLIO FINANCIAL ASSETS

The detail of the financial instruments classified as trading financial assets is as follows:

	As of December 31,
	2017		2016
	MCh$		MCh$
Chilean Central Bank and Goverment securities
Chilean Central Bank bonds	1,705		8,349
Chilean - Central Bank notes	2,258		—
Other Chilean Central Bank and Goverment securities	3,163		17,855
Other national institution securities
Bonds	5		786
Note	—		—
Other Securities	—		12,608
Foreign Institution Securities
Bonds	381,262		547,499
Note	—		—
Other foreign Securities	8,147		11,727
Mutual funds Investments
Funds managed by related subsidiaries	18,521		33,733
Funds managed by third parties	—		—
Total	415,061	(*)	632,557	(*)

(*) This total includes trading securities as of December 31, 2017 MCh$19,239 (MCh$29,472 as of December 31, 2016), that are presented in Note 5 “Cash and cash equivalents,” which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

NOTE 7 INVESTMENT AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)        The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2017 and 2016, the instruments acquired under agreements to resell were as follows:

As of December 31, 2017
	Less than three months	More than three months and less than one year	More than one year	Total
	MCh$	MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	2,292	—	—	2,292
Treasury Bonds and Notes	—	—	—	—
Other fiscal securities	—	—	—	—
Other securities issued locally:
Other local bank securities	—	—	—	—
Bonds and company business papers	—	—	—	—
Other securities issued locally	—	—	—	—
Securities issued abroad:
Government and Central Bank securities	21,248	—	—	21,248
Other Securities issued abroad	4,984	—	—	4,984
Mutual Funds Investment
Funds managed by related companies	—	—	—	—
Funds managed by third parties	—	—	—	—
Total	28,524	—	—	28,524

	As of December 31, 2016
	Less than three months	More than three months and less than one year	More than one year	Total
	MCh$	MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	—	—	—	—
Treasury Bonds and Notes	14,416	—	—	14,416
Other fiscal securities	—	—	—	—
Other securities issued locally:
Other local bank securities	8,620	—	—	8,620
Bonds and company business papers	—	—	—	—
Other securities issued locally	—	—	—	—
Securities issued abroad:
Government and Central Bank securities	143,866	—	—	143,866
Other Securities issued abroad	3,340	—	—	3,340
Mutual Funds Investment
Funds managed by related companies	—	—	—	—
Funds managed by third parties	—	—	—	—
Total	170,242	—	—	170,242

b)   As of December 31, 2017 and 2016, obligations under repurchase agreements were the following:

	As of December 31, 2017
	Less than three months	More than three months and less than one year	More than one year	Total
	MCh$	MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	—	—	—	—
Treasury Bonds and Notes	11,703	—	—	11,703
Other fiscal securities	—	—	—	—
Other securities issued locally:
Other local bank securities	26,573	—	—	26,573
Bonds and company business papers	5,988	—	—	5,988
Other securities issued locally	—	—	—	—
Securities issued abroad:
Government and Central Bank securities	—	—	—	—
Other Securities issued abroad	376,656	—	—	376,656
Mutual Funds Investment
Funds managed by related companies	—	—	—	—
Funds managed by third parties	—	—	—	—
Total	420,920	—	—	420,920

As of December 31, 2016
	Less than three months	More than three months and less than one year	More than one year	Total
	MCh$	MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	3,367	—	—	3,367
Treasury Bonds and Notes	2,103	—	—	2,103
Other fiscal securities	—	—	—	—
Other securities issued locally:
Other local bank securities	—	—	—	—
Bonds and company business papers	—	—	—	—
Other securities issued locally	—	—	—	—
Securities issued abroad:
Government and Central Bank securities	368,409	—	—	368,409
Other Securities issued abroad	—	—	—	—
Mutual Funds Investment
Funds managed by related companies	—	—	—	—
Funds managed by third parties	—	—	—	—
Total	373,879	—	—	373,879

NOTE 8 DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING

a)   As of December 31, 2017 and 2016, the Bank held the following portfolio of derivative financial instruments:

a.1) Derivatives financial assets

	As of December 31, 2017
	Notional
	Up to three months	Three months to one year	Over one year	Fair Value
	MCh$	MCh$	MCh$	MCh$
Foreign Currency Forwards	8,855,360	5,728,141	700,252	316,901
Foreign Currency Swap	92,772	299,288	3,260,432	396,239
Interest Rate Swap	5,781,923	10,258,903	23,469,906	534,505
Foreign Currency Call Option	33,709	47,300	26,223	421
Foreign Currency Put Option	6,675	9,827	25,808	709
Total	14,770,439	16,343,459	27,482,621	1,248,775

	As of December 31, 2016
	Notional
	Up to three months	Three months to one year	Over one year	Fair Value
	MCh$	MCh$	MCh$	MCh$
Foreign Currency Forwards	10,287,421	6,857,963	1,348,556	177,590
Foreign Currency Swap	63,647	260,672	3,559,276	389,784
Interest Rate Swap	1,535,239	2,471,415	26,689,571	534,087
Foreign Currency Call Option	50,178	50,222	670	977
Foreign Currency Put Option	15,338	14,571	—	331
Total	11,951,823	9,654,843	31,598,073	1,102,769

a.2) Derivatives financial liabilities

	As of December 31, 2017
	Notional
	Up to three months	Three months to one year	Over one year	Fair Value
	MCh$	MCh$	MCh$	MCh$
Foreign Currency Forwards	9,023,102	5,821,573	807,071	333,482
Foreign Currency Swap	109,275	414,355	2,822,789	290,288
Interest Rate Swap	5,481,548	8,843,640	20,720,506	468,928
Foreign Currency Call Option	6,675	7,369	—	86
Foreign Currency Put Option	17,629	25,459	415	2,370
Total	14,638,229	15,112,396	24,350,781	1,095,154

	As of December 31, 2016
	Notional
	Up to three months	Three months to one year	Over one year	Fair Value
	MCh$	MCh$	MCh$	MCh$
Foreign Currency Forwards	9,302,930	5,458,077	1,456,181	147,783
Foreign Currency Swap	164,065	391,919	2,772,166	299,738
Interest Rate Swap	1,666,415	3,137,117	29,581,896	457,761
Foreign Currency Call Option	20,795	29,304	—	941
Foreign Currency Put Option	6,428	26,387	335	1,111
Total	11,160,633	9,042,804	33,810,578	907,334

a.3) As of December 31, 2017 and 2016, the portfolio of derivative financial instruments for account hedging and for trading purposes were as follows:

	As of December 31, 2017
	Notional			Fair Value
	Up to three months	Three months to one year	Over one year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge Accounting
Fair Value
Foreign Currency Forwards	—	—		1,417	78
Foreign Currency Swap	—	—	264,226	2,735	40,441
Interest Rate Swap	442,426	7,567	2,186,949	7,832	39,327
Subtotal	442,426	7,567	2,451,175	11,984	79,846
Cash Flow
Foreign Currency Forwards	1,401,144	590,463	219,453	8,787	3,946
Foreign Currency Swap	—	—	309,970	—	22,315
Interest Rate Swap	—	305,800	536,023	1,680	6,481
Subtotal	1,401,144	896,263	1,065,446	10,467	32,742
Net Investment in foreign operation
Foreign Currency Forwards	1,106,871	291,194	—	28,958	8,790
Subtotal	1,106,871	291,194	—	28,958	8,790
Derivatives held for trading
Foreign Currency Forwards	15,370,447	10,668,057	1,287,870	277,739	320,668
Foreign Currency Swap	202,047	713,643	5,509,025	393,504	227,532
Interest Rate Swap	10,821,045	18,789,176	41,467,440	524,993	423,120
Foreign Currency Call Option	40,384	54,669	26,223	421	86
Foreign Currency Put Option	24,304	35,286	26,223	709	2,370
Subtotal	26,458,227	30,260,831	48,316,781	1,197,366	973,776
Total	29,408,668	31,455,855	51,833,402	1,248,775	1,095,154

	As of December 31, 2016
	Notional			Fair Value
	Up to three months	Three months to one year	Over one year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge Accounting
Fair Value
Foreign Currency Forwards	10,711	13,389	—	1,444	217
Foreign Currency Swap	—	140,660	325,921	735	18,658
Interest Rate Swap	46,628	86,515	1,673,563	5,072	28,411
Subtotal	57,339	240,564	1,999,484	7,251	47,286
Cash Flow
Foreign Currency Forwards	801,564	209,084	535,758	4,539	676
Foreign Currency Swap	—	—	323,803	7,553	11,780
Interest Rate Swap	25,478	—	657,325	2,786	7,289
Subtotal	827,042	209,084	1,516,886	14,878	19,745
Net Investment in foreign operation
Foreign Currency Forwards	551,435	684,562	—	13,864	10,431
Subtotal	551,435	684,562	—	13,864	10,431
Derivatives held for trading
Foreign Currency Forwards	18,226,641	11,409,005	2,268,979	157,743	136,459
Foreign Currency Swap	227,712	511,931	5,681,718	381,496	269,300
Interest Rate Swap	3,129,548	5,522,017	53,940,579	526,229	422,061
Foreign Currency Call Option	70,973	79,526	670	977	941
Foreign Currency Put Option	21,766	40,958	335	331	1,111
Subtotal	21,676,640	17,563,437	61,892,281	1,066,776	829,872
Total	23,112,456	18,697,647	65,408,651	1,102,769	907,334

In order to capture the credit risk in the valuation, the fair value of derivatives were adjusted to include the credit risk of the counterparty.

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

The detail of the hedged items and fair value hedging instrument, effective as of December 31, 2017 and 2016 separated by term at maturity, are as follows:

	As of December 31, 2017
	Notional
	Within one year	Between one and three years	Between three and six years	Over six years
	MCh$	MCh$	MCh$	MCh$
Hedge Items
Loans	12,978	7,704	402,977	320,539
Investment	—	12,320	1,629	130,518
Bonds	437,015	488,291	77,729	1,009,468
Demand Deposits	—	—	—	—
Working capital	—	—	—	—
Total	449,993	508,315	482,335	1,460,525
Hedge instrument
Foreign Currency Forwards	—	—	—	—
Currency Swaps	—	264,226	—	—
Interest Rate Swaps	449,993	244,089	482,335	1,460,525
Total	449,993	508,315	482,335	1,460,525

	As of December 31, 2016
	Notional
	Within one year	Between one and three years	Between three and six years	Over six years
	MCh$	MCh$	MCh$	MCh$
Hedge Items
Loans	—	31,464	—	396,508
Investment	—	—	65,329	52,205
Bonds	16,745	993,535	123,832	319,088
Demand Deposits	133,144	4,127	—	—
Working capital	148,014	13,396	—	—
Total	297,903	1,042,522	189,161	767,801
Hedge instrument
Foreign Currency Forwards	24,100	—	—	—
Currency Swaps	140,660	325,921	—	—
Interest Rate Swaps	133,143	716,601	189,161	767,801
Total	297,903	1,042,522	189,161	767,801

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

Below is a detailed account of hedged items and hedging instruments by maturity as of December 31, 2017, and 2016, under cash flow hedges:

	As of December 31, 2017
	Notional
	Within one year	Between one and three years	Between three and six years	Over six years
	MCh$	MCh$	MCh$	MCh$
Hedge Items
Loans	1,991,607	219,453	57,823	174,300
Investment	—	—	—	—
Bonds	—	309,970	—	—
Demand Deposits	305,800	303,900	—	—
Working capital	—	—	—	—
Total	2,297,407	833,323	57,823	174,300
Hedge instrument
Foreign Currency Forwards	1,991,607	219,453	—	—
Currency Swaps	—	309,970	—	—
Interest Rate Swaps	305,800	303,900	57,823	174,300
Total	2,297,407	833,323	57,823	174,300

	As of December 31, 2016
	Notional
	Within one year	Between one and three years	Between three and six years	Over six years
	MCh$	MCh$	MCh$	MCh$
Hedge Items
Loans	1,036,126	692,109	57,742	158,083
Investment	—	—	—	—
Bonds	—	167,452	—	—
Demand Deposits	—	320,800	79,400	41,300
Working capital	—	—	—	—
Total	1,036,126	1,180,361	137,142	199,383
Hedge instrument
Foreign Currency Forwards	1,010,648	535,758	—	—
Currency Swaps	—	323,803	—	—
Interest Rate Swaps	25,478	320,800	137,142	199,383
Total	1,036,126	1,180,361	137,142	199,383

The effective portion of increase/decrease in fair value of the cash flow hedging instruments of the hedged items was MCh$127 (MCh$5,603 as of December 31, 2016) (see note 22j) “Equity”) and the ineffective portion of increase/decrease in fair value of the cash flow hedging instruments of the hedged items was, respectively, (MCh$(1,300) (MCh$(413) as of December 31, 2016) (see note 26 “Net Foreign Exchange Income (losses) — Fair value gains (losses) on hedging derivatives”), as of December 31, 2017 and 2016 respectively, were as follows with respect to the following hedged items:

	As of December 31,
	2017		2016
	Effective Portion	Ineffective Portion	Effective Portion	Ineffective Portion
	MM$	MM$	MM$	MM$
Loans	(1,890)	155	(4,149)	(465)
Investment	—	—	—	—
Bonds	4,584	(1,329)	5,272	120
Demand Deposits	3,036	(126)	4,480	(68)
Working capital	—	—	—	—
Net Flows	5,730	(1,300)	5,603	(413)

b.3) Hedging net investment in foreign operations:

Itaú Corpbanca, which has a functional currency in Chilean pesos, has business investments abroad corresponding to a branch in New York and subsidiaries in Colombia. As a result of the accounting treatment that these investments must receive, fluctuations in the value of investments caused by the variability of the exchange rate between the Chilean peso against the dollar and the Colombian peso, generate changes in the value of the assets of the parent company.

The objective of hedging is to safeguard the value of equity by managing the exchange rate risk of investments. The hedges of a net investment in a foreign operation, including the hedge of a monetary item that is accounted for as part of a net investment, will be recorded in a manner similar to the cash flow hedges, where:

•    The part of the gain or loss of the hedging instrument that is determined to be effective is recognized in equity, for an amount of MCh$45,759 credit net of deferred taxes (credit of MCh$10,773 as of December 31, 2016);

•    The ineffective part is recognized in the result, not presenting amounts for this concept in 2017 and 2016.

Gains or losses on the hedge of the net investment in foreign operations that have been recognized in other comprehensive income and accumulated in equity are as follows:

		As of December 31,
		2017	2016
	Notes	MCh$	MCh$
Beginning balance		10,773	—
Gains (losses) on hedge of net investment in foreign operation, before tax	22 j	49,197	13,458
Income tax relating to hedges of net investment in foreign operations	22 j	(14,211)	(2,685)
Closing Balance		45,759	10,773

The detail of each hedge is explained below:

b.3.1) Hedging net investment in New York Branch

	Notional	Hedging Instrument (Fair Value)	Effective Portion	Ineffective Portion
	MUSD	MCh$	MCh$	MCh$
As of December 31, 2017	150.1	4,698	4,698	—
As of December 31, 2016	60.1	(164)	(164)	—

b.3.2) Hedging net investment in Colombia

	As of December 31, 2017
	Notional
	Within one year	Between one and three years	Between three and six years	Over six years	Effective Portion	Ineffective Portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged Items
Equity
Investment in foreign operation	1,398,065	—	—	—	44,499	—
Hedging Instrument
Foreign Currency Forwards	1,398,065	—	—	—	44,499	—

	As of December 31, 2016
	Notional
	Within one year	Between one and three years	Between three and six years	Over six years	Effective Portion	Ineffective Portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged Items
Equity
Investment in foreign operation	1,235,997	—	—	—	13,622	—
Hedging Instrument
Foreign Currency Forwards	1,235,997	—	—	—	—	—

NOTE 9 LOANS AND RECEIVABLES FROM BANKS

As of December 31, 2017 and 2016, loans and receivables from banks were as follows:

	As of December 31
	2017	2016
	MCh$	MCh$
Local Banks
Loans to local banks	—	—
Allowances for loans losses	—	—
Subtotal	—	—
Foreign Banks
Interbanks cash loans	862	59,393
Loans to foreign banks	13,875	27,618
Non-transferrable deposits with foreign banks	21,544	63,769
Allowances for loans losses	(208)	(212)
Subtotal	36,073	150,568
Banco Central of Chile
Deposits in the Central Bank of Chile	34,004	—
Subtotal	34,004	—
Total	70,077	150,568

The movement in the allowances for loan losses as of December 31, 2017 and 2016 was as follows:

		As of December 31, 2017
		Local Banks	Foreign Banks	Total
	Notes	MCh$	MCh$	MCh$
Balance as of January 1, 2017		—	(212)	(212)
Write-offs		—	—	—
Established provisions	27	—	(226)	(226)
Released provisions	27	—	209	209
Impairment		—	—	—
Exchange differences		—	21	21
Balances as of December 31, 2017		—	(208)	(208)

		As of December 31, 2016
		Local Banks	Foreign Banks	Total
	Notes	MCh$	MCh$	MCh$
Balance as of January 1, 2016		(17)	(53)	(70)
Write-offs		—	—	—
Established provisions	27	(29)	(278)	(307)
Integration Itaú Corpbanca		—	(120)	(120)
Released provisions	27	46	240	286
Impairment		—	—	—
Exchange differences		—	(1)	(1)
Balances as of December 31, 2016		—	(212)	(212)

NOTE 10 LOANS AND RECEIVABLES FROM CUSTOMERS

a)        Loans and receivables from customers

As of December 31, 2017 and 2016, the composition of the loan portfolio was as follows:

	Gross Assets			Allowances for loan losses
	Normal Portfolio	Impaired Portfolio	Total	Individually Evaluated for impairment	Collectively evaluated for impairment	Total	Net carrying amount
As of December 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial Loans	10,345,995	770,081	11,116,076	263,552	117,666	381,218	10,734,858
Foreign trade loans	650,959	49,774	700,733	21,617	7,638	29,255	671,478
Current Account debtors	131,332	8,016	139,348	1,903	2,848	4,751	134,597
Factoring operations	140,375	363	140,738	270	93	363	140,375
Student loans	598,108	54,895	653,003	—	12,794	12,794	640,209
Leasing transactions (*)	851,882	88,907	940,789	10,445	6,837	17,282	923,507
Other loans and receivables	24,261	1,598	25,859	365	886	1,251	24,608
Subtotals	12,742,912	973,634	13,716,546	298,152	148,762	446,914	13,269,632
Mortgage loans:
Letter of credit loans	44,432	2,968	47,400	—	140	140	47,260
Endorsable mutual mortgage loans	127,153	8,766	135,919	—	1,816	1,816	134,103
Other mutual mortgage loans	3,507,384	153,516	3,660,900	—	23,736	23,736	3,637,164
Leasing transactions (*)	272,544	9,591	282,135	—	8,960	8,960	273,175
Other loans and receivables	24,231	2,168	26,399	—	367	367	26,032
Subtotals	3,975,744	177,009	4,152,753	—	35,019	35,019	4,117,734
Consumer loans:
Consumer loans	1,725,652	84,397	1,810,049	—	100,068	100,068	1,709,981
Current account debtors	193,325	14,176	207,501	—	11,840	11,840	195,661
Credit card	405,786	15,383	421,169	—	19,664	19,664	401,505
Consumer leasing transactions (*)	10,832	344	11,176	—	398	398	10,778
Other loans and receivables	60,651	2,760	63,411	—	4,624	4,624	58,787
Subtotals	2,396,246	117,060	2,513,306	—	136,594	136,594	2,376,712
Total	19,114,902	1,267,703	20,382,605	298,152	320,375	618,527	19,764,078

	Gross Assets			Allowances for loan losses
	Normal Portfolio	Impaired Portfolio	Total	Individually Evaluated for impairment	Collectively evaluated for impairment	Total	Net carrying amount
As of December 31, 2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial Loans	11,312,885	643,479	11,956,364	299,630	31,647	331,277	11,625,087
Foreign trade loans	682,188	71,956	754,144	33,068	284	33,352	720,792
Current Account debtors	127,694	6,007	133,701	3,967	3,738	7,705	125,996
Factoring operations	74,967	1,174	76,141	1,531	177	1,708	74,433
Student loans	583,777	26,538	610,315	—	12,369	12,369	597,946
Leasing transactions (*)	979,305	94,201	1,073,506	26,952	3,508	30,460	1,043,046
Other loans and receivables	26,926	3,374	30,300	910	1,147	2,057	28,243
Subtotals	13,787,742	846,729	14,634,471	366,058	52,870	418,928	14,215,543
Mortgage loans:
Letter of credit loans	55,199	2,509	57,708	—	119	119	57,589
Endorsable mutual mortgage loans	147,562	4,758	152,320	—	1,153	1,153	151,167
Other mutual mortgage loans	3,243,747	117,203	3,360,950	—	16,665	16,665	3,344,285
Leasing transactions (*)	280,765	7,564	288,329	—	5,245	5,245	283,084
Other loans and receivables	28,097	1,113	29,210	—	290	290	28,920
Subtotals	3,755,370	133,147	3,888,517	—	23,472	23,472	3,865,045
Consumer loans:
Consumer loans	1,715,059	70,945	1,786,004	—	82,031	82,031	1,703,973
Current account debtors	174,617	8,215	182,832	—	9,894	9,894	172,938
Credit card	403,394	11,509	414,903	—	18,389	18,389	396,514
Consumer leasing transactions (*)	16,760	331	17,091	—	572	572	16,519
Other loans and receivables	77,179	2,955	80,134	—	6,018	6,018	74,116
Subtotals	2,387,009	93,955	2,480,964	—	116,904	116,904	2,364,060
Total	19,930,121	1,073,831	21,003,952	366,058	193,246	559,304	20,444,648

(*) Lease transactions (commercial, mortgage and consumer) are presented net of allowance and total MCh$1,209,715 as of December 31, 2017 (MCh$1,342,649 as of December 31, 2016).

Guarantees taken by the Bank to secure collections reflected in its loan portfolios are collateral (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets). As of December 31, 2017 and 2016, the fair value of guarantees taken corresponds to 126.89% and 116.97% of the loans and receivables, respectively.

In the case of mortgage guarantees, as of December 31, 2017 and 2016, the fair value of the guarantees taken corresponds to 85.46% and 78.35% of the balance of these loans and receivables, respectively.

The Bank finances its customers’ asset purchases, both movable and real estate, through lease contracts that are included within loans and receivables from customers. As of December 31, 2017, MCh$306,931 corresponds to leases of movable assets (MCh$447,424 as of December 31, 2016) and MCh$927,168 to leases of real estate assets (MCh$931,502 as of December 31, 2016).

Where appropriate, we obtain collateral in respect of our loans and receivables from customers. The collateral normally takes the form of a mortgage (i.e., urban and rural properties, agricultural lands, maritime vessels and aircraft, mineral rights and other assets) and liens (i.e., inventories, agricultural goods, industrial goods, plantations and other property pledged as security) over the customer’s assets. The existence and amount of collateral generally varies from loan to loan, based on the credit-worthiness of the borrower.

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

During 2017, the Bank received assets such as homes, apartments, commercial and agricultural lands, among others, with a fair value of MCh$7,227 (MCh$2,813 in 2016) through foreclosure or judicial proceedings.

b)        Portfolio characteristics

As of December 31, 2017 and 2016, the loan portfolio before allowances for loan losses by customer economic activity was as follows:

	Local loans		Foreign loans		Total		Distribution Percentage
	As of December 31,		As of December 31,		As of December 31,		As of December 31,
	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	784,608	1,065,647	255,883	155,749	1,040,491	1,221,396	5.11	5.81
Mining	363,065	428,384	280,996	275,056	644,061	703,440	3.16	3.35
Electricity, gas and water	589,067	720,818	347,416	414,511	936,483	1,135,329	4.59	5.41
Agriculture and livestok	205,333	262,449	210,597	165,296	415,930	427,745	2.04	2.04
Forestry and wood extraction	22,975	28,853	15,832	6,494	38,807	35,347	0.19	0.17
Fishing	1,527	58,770	12,385	—	13,912	58,770	0.07	0.28
Transport	461,486	442,468	206,991	251,885	668,477	694,353	3.28	3.31
Comunications	29,296	31,712	65,143	48,448	94,439	80,160	0.46	0.38
Construction	1,368,057	1,359,125	270,063	265,669	1,638,120	1,624,794	8.04	7.74
Commerce	815,184	912,877	897,666	801,712	1,712,850	1,714,589	8.40	8.16
Services	2,616,171	2,869,113	1,164,562	1,418,260	3,780,733	4,287,373	18.55	20.41
Others	2,322,773	2,465,332	409,470	185,843	2,732,243	2,651,175	13.41	12.62
Subtotals	9,579,542	10,645,548	4,137,004	3,988,923	13,716,546	14,634,471	67.30	69.68
Mortgage loans	3,635,993	3,360,930	516,760	527,587	4,152,753	3,888,517	20.37	18.51
Consumer loans	1,544,062	1,353,422	969,244	1,127,542	2,513,306	2,480,964	12.33	11.81
Total	14,759,597	15,359,900	5,623,008	5,644,052	20,382,605	21,003,952	100.00	100.00

c)         Allowances for loans losses

The changes in allowances for loan losses during the periods ended December 31, 2017 and 2016 are summarized as follows:

		Individually evaluated for impairment	Collectively evaluated for impairment	Total
	Note	MCh$	MCh$	MCh$
Balances as January 1, 2017		366,058	193,246	559,304
Impaired portfolio write-offs:
Commercial loans		(69,702)	(39,648)	(109,350)
Mortgage loans		—	(8,303)	(8,303)
Consumer loans		—	(115,708)	(115,708)
Total write-offs		(69,702)	(163,659)	(233,361)
Established provision	27	338,701	480,567	819,268
Provision released	27	(302,504)	(169,801)	(472,305)
Application of provisions		(9,760)	—	(9,760)
Exchange rate differences		(24,641)	(19,978)	(44,619)
Balances as of December 31, 2017	10a)	298,152	320,375	618,527

		Individually evaluated for impairment	Collectively evaluated for impairment	Total
	Note	MCh$	MCh$	MCh$
Balances as January 1, 2016		50,914	44,665	95,579
Impaired portfolio write-offs:
Commercial loans		(61,460)	(24,184)	(85,644)
Mortgage loans		—	(8,157)	(8,157)
Consumer loans		—	(94,294)	(94,294)
Total write-offs		(61,460)	(126,635)	(188,095)
Established provision	27	387,737	286,297	674,034
Provision released	27	(251,582)	(153,212)	(404,794)
Integration Itaú Corpbanca		297,850	145,097	442,947
Application of provisions		(57,170)	(1,576)	(58,746)
Exchange rate differences		(231)	(1,390)	(1,621)
Balances as of December 31, 2016	10a)	366,058	193,246	559,304

d)        Portfolio sales

1.   As of December 31, 2017, 2016 and 2015, the Bank and its subsidiaries engaged in portfolio purchases and sales. The effect on income of these transactions as a whole does not exceed 5% of before-tax profit for the year, and is recorded within net gains from trading and investment income activities in the Consolidated Statement of Income for the period, disclosed in Note 25 “Net Trading and Investment Income” within “Other financial investments at fair value with effect on profit or loss.”

2.   As of December 31, 2017, 2016 and 2015, the Bank and its subsidiaries derecognized 100% of its sold portfolio, thus complying with the requirements of the accounting policy for derecognizing financial assets and liabilities in Note 1.2, letter u) of these annual Consolidated Financial Statements.

During 2017 and 2016, Itaú Corpbanca sold part of its portfolio of state-guaranteed loans and receivables (or “CAE” the Spanish acronym) acquired through a competitive bidding process for awards of the Financing Facility and Administration of Loans for Studies in Higher Education Law No. 20,027.The open bidding model for financial institutions, reflected in the respective databases, allows companies to sell a percentage of  state-guaranteed loans and receivables to third parties. On the portfolio sale, Itaú Corpbanca transferred substantially all the risks and benefits associated with this portfolio. The detail of loans and receivables sold is as follows:

		Carrying	Proceeds for	Gain (loss)
		Amount	sales	on sale (*)
	No. Of Loans	MCh$	MCh$	MCh$
As of December 31, 2017	60,675	118,027	147,725	29,910
As of December 31, 2016	72,780	142,636	175,707	33,871
As of December 31, 2015	23,662	46,405	60,324	14,639

(*) This amount is included under line item “Trading and investment income, net” in the Consolidated Statements of Income, disclosed in Note 25 Net Trading and Investment Income, line “Other financial investments at fair value with effect on profit or loss.”

The gain on the sale, excluding the effect of any provisions on these loans, is comprised of MCh$15.852 as of December 31, 2017 (MCh$18,332 in 2016, and MCh$9,533 in 2015), recognized in the Consolidated Statement of Income within net financial operating income, and the difference, amounting to MCh$14.058 as of December 31, 2017 (MCh$ 14,739 in 2016 and MCh$4,386 in 2015), is recorded in profit or loss based on its period of deferral at the effective tax rate, in accordance with IAS 39.

e)         Lease

The Bank’s scheduled cash flows to be received from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable
	As of December 31,		As of December 31,		As of December 31,
	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Up to one month	29,846	30,896	3,677	1,782	26,169	29,114
More than a month to three months	32,672	38,246	2,857	3,561	29,815	34,685
More than three months up to one year	120,691	146,124	11,596	14,774	109,095	131,350
More than one year up to three years	262,576	291,393	33,717	39,983	228,859	251,410
More than three years up to six years	283,010	319,920	57,453	69,467	225,557	250,453
More than six years	1,062,625	1,199,476	448,020	517,562	614,605	681,914
Total (*)	1,791,420	2,026,055	557,320	647,129	1,234,100	1,378,926

(*) Includes:

	As of December 31,
	2017	2016
Leasing Transactions	MCh$	MCh$
Commercial	940,789	1,073,506
Mortgage	282,135	288,329
Consumer	11,176	17,091
Total	1,234,100	1,378,926

NOTE 11 INVESTMENT INSTRUMENTS

a)   As of December 31, 2017 and 2016, the detail of the instruments that the Bank has designated as financial instruments held as available for sale and until their maturity was as follows:

	As of December 31, 2017			As of December 31, 2016
	Available for sale	Held to maturity	Total	Available for sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government Securities
Chilean Central Bank securities	687,945	—	687,945	901,239	—	901,239
Chilean Treasury Bonds	1,081,879	—	1,081,879	272,734	—	272,734
Other government securities	14,053	—	14,053	—	—	—
Other financial instruments
Promissory notes related to deposits in local banks	114,038	—	114,038	397,898	—	397,898
Chilean mortgage finance bonds	64	—	64	76	—	76
Chilean financial institutions bonds	9,032	—	9,032	2,607	—	2,607
Other local investments	6,159	—	6,159	32,230	—	32,230
Financial instruments issued abroad
Foreign government and central bank instruments	420,687	—	420,687	284,444	226,433	510,877
Other foreign investments	300,740	202,030	502,770	162,882	—	162,882
Unquoted securities in active markets
Chilean corporate bonds	18,469	—	18,469	—	—	—
Other investments	10,412	—	10,412	19,967	—	19,967
Total	2,663,478	202,030	2,865,508	2,074,077	226,433	2,300,510

As of December 31, 2017 this total includes MCh$15,775 (MCh$351,537 as of December 31, 2016), included in Note 5 “Cash and cash equivalents,” which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

As of December 31, 2017, the portfolio of financial investments available-for-sale includes an unrealized gain of MCh$24,552 (loss of MCh$14,248 at December 31, 2016), presented as equity reserve accounts, distributed among a profit of MCh$16,592 attributable to equity holders and a gain of MCh$7,960 attributable to non-controlling interest (see detail in Note 22).

b)   Impairment of investment instruments

The Bank’s portfolio of investment instruments does not present impairment as of December 31, 2017, and 2016.

c)   The detail of investments quoted in non-active markets classified as available for sale has been recorded at fair value.

Itaú Corpbanca reviewed the instruments with unrealized losses as of December 31, 2017 and 2016, concluding that they were not impairments other than temporary. Therefore, they do require the bank to adjust the results of the fiscal year.

Unrealized gains and losses on the available-for-sale portfolio as of December 31, 2017 and 2016 were as follows:

	As of December 31, 2017
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government Securities
Chilean Central Bank securities	688,770	806	(1,631)	687,945
Chilean Treasury Bonds	1,081,633	3,526	(3,280)	1,081,879
Other government securities	14,206	—	(153)	14,053
Other financial instruments
Promissory notes related to deposits in local banks	114,073	—	(35)	114,038
Chilean mortgage finance bonds	64	—	—	64
Chilean financial institutions bonds	9,034	25	(27)	9,032
Other local investments	3,942	2,217	—	6,159
Financial instruments issued abroad
Foreign government and central bank instruments	416,995	3,921	(229)	420,687
Other foreign investments	281,833	19,090	(183)	300,740
Unquoted securities in active markets
Chilean corporate bonds	17,964	505	—	18,469
Other investments	10,412	—	—	10,412
Total	2,638,926	30,090	(5,538)	2,663,478

	As of December 31, 2016
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government Securities
Chilean Central Bank securities	898,579	2,708	(48)	901,239
Chilean Treasury Bonds	272,860	558	(684)	272,734
Other government securities	—	—	—	—
Other financial instruments
Promissory notes related to deposits in local banks	397,804	105	(11)	397,898
Chilean mortgage finance bonds	76	—	—	76
Chilean financial institutions bonds	2,586	21	—	2,607
Other local investments	31,823	454	(47)	32,230
Financial instruments issued abroad
Foreign government and central bank instruments	271,179	14,416	(1,151)	284,444
Other foreign investments	164,617	35	(1,770)	162,882
Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—
Other investments	20,305	—	(338)	19,967
Total	2,059,829	18,297	(4,049)	2,074,077

d)   The classification of investments in available-for-sale instruments, within the fair value hierarchy, is as follows (see note 33):

	As of December 31, 2017
	Available for sale Portfolio
		Total	Level 1	Level 2	Level 3
	Note	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government Securities	33	1,783,877	1,783,877	—	—
Chilean Central Bank securities		687,945	687,945	—	—
Chilean Treasury Bonds		1,081,879	1,081,879	—	—
Other government securities		14,053	14,053	—	—
Other financial instruments	33	129,293	6,159	123,134	—
Promissory notes related to deposits in local banks		114,038	—	114,038	—
Chilean mortgage finance bonds		64	—	64	—
Chilean financial institutions bonds		9,032	—	9,032	—
Other local investments		6,159	6,159	—	—
Financial instruments issued abroad	33	721,427	721,427	—	—
Foreign government and central bank instruments		420,687	420,687	—	—
Other foreign investments		300,740	300,740	—	—
Unquoted securities in active markets	33	28,881	—	28,881	—
Chilean corporate bonds		18,469	—	18,469	—
Other investments		10,412	—	10,412	—
Total		2,663,478	2,511,463	152,015	—

	As of December 31, 2016
	Available for sale Portfolio
		Total	Level 1	Level 2	Level 3
	Note	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government Securities	33	1,173,973	1,173,973	—	—
Chilean Central Bank securities		901,239	901,239	—	—
Chilean Treasury Bonds		272,734	272,734	—	—
Other government securities		—	—	—	—
Other financial instruments	33	432,811	—	432,811	—
Promissory notes related to deposits in local banks		397,898	—	397,898	—
Chilean mortgage finance bonds		76	—	76	—
Chilean financial institutions bonds		2,607	—	2,607	—
Other local investments		32,230	—	32,230	—
Financial instruments issued abroad	33	447,326	306,054	141,272	—
Foreign government and central bank instruments		284,444	150,009	134,435	—
Other foreign investments		162,882	156,045	6,837	—
Unquoted securities in active markets	33	19,967	4,118	15,849	—
Chilean corporate bonds		—	—	—	—
Other investments		19,967	4,118	15,849	—
Total		2,074,077	1,484,145	589,932	—

NOTE 12 INTANGIBLE ASSETS

a)   Intangibles assets as December 31, 2017 and 2016 consisted of the following:

As of December 31, 2017

	Useful life	Remaining amortization	Net Balance as of January 1, 2017	Gross balance	Accumulated amortization	Net Balance
Concept	years	years	MCh$	MCh$	MCh$	MCh$
Integrated banking system	15	1	1,214	9,824	(9,361)	463
Computer equipment system or software	3	1	86,110	193,256	(80,364)	112,892
IT Projects	8	5	21,300	42,474	(25,811)	16,663
Generated in business combination			1,505,034	1,502,615	(70,625)	1,431,990
- Goodwill			1,145,308	1,126,663	—	1,126,663
- Trademark	10	9	47,209	51,417	(9,311)	42,106
- Customer relationship	12	11	89,827	91,046	(15,008)	76,038
- Core deposit	9	8	222,690	233,489	(46,306)	187,183
Other projects	10	1	817	3,645	(2,999)	646
Total			1,614,475	1,751,814	(189,160)	1,562,654

As of December 31, 2016

	Useful life	Remaining amortization	Net Balance as of January 1, 2016	Gross balance	Accumulated amortization	Net Balance
Concept	years	years	MCh$	MCh$	MCh$	MCh$
Integrated banking system	15	2	—	9,825	(8,611)	1,214
Computer equipment system or software	3	2	49,960	152,560	(66,450)	86,110
IT Projects	8	6	—	42,447	(21,147)	21,300
Generated in business combination			899	1,536,891	(31,857)	1,505,034
- Goodwill			—	1,145,308	—	1,145,308
- Trademark	10	10	—	51,449	(4,240)	47,209
- Customer relationship	12	12	899	96,674	(6,847)	89,827
- Core deposit	9	9	—	243,460	(20,770)	222,690
Other projects	10	2	950	3,645	(2,828)	817
Total			51,809	1,745,368	(130,893)	1,614,475

b)   The movement of intangible assets in the period ended December 31, 2017 and 2016 was as follows:

	Integrated banking system	Computer equipment system or software	IT Projets	Generated in business combination	Goodwill	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	9,825	152,560	42,447	391,583	1,145,308	3,645	1,745,368
Purchases	39	40,975	1,889	—	—	—	42,903
Integration Itaú Corpbanca	—	—	—	—	—	—	—
Additions resulting from business combination	—	—	—	—	—	—	—
Retirements	—	(123)	—	—	—	—	(123)
Exchange differences	(40)	(156)	(1,862)	(15,631)	(18,645)	—	(36,334)
Balances as of December 31, 2017	9,824	193,256	42,474	375,952	1,126,663	3,645	1,751,814

	Integrated banking system	Computer equipment system or software	IT Projets	Generated in business combination	Goodwill	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2016	—	73,554	—	1,284	—	1,520	76,358
Purchases	511	80,509	738	—	—	—	81,758
Integration Itaú Corpbanca	9,342	81,446	41,714	319,733	338,909	2,239	793,383
Additions resulting from business combination	—	—	—	389,558	1,144,338	—	1,533,896
Retirements	—	(83,205)	—	(319,733)	(338,909)	(532)	(742,379)
Exchange differences	(28)	312	(5)	741	970	—	1,990
Others	—	(56)	—	—	—	418	362
Balances as of December 31, 2016	9,825	152,560	42,447	391,583	1,145,308	3,645	1,745,368

c)   Movements of accumulated amortization of intangible assets as of December 31, 2017 and 2016 were detailed as follows:

	Integrated banking system	Computer equipment system or software	IT Projets	Generated in business combination	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	(8,611)	(66,450)	(21,147)	(31,857)	(2,828)	(130,893)
Amortization (Note 30)	(788)	(15,819)	(4,672)	(41,038)	(158)	(62,475)
Exchange differences	38	1,905	8	2,270	(13)	4,208
Balances as of December 31, 2017	(9,361)	(80,364)	(25,811)	(70,625)	(2,999)	(189,160)

	Integrated banking system	Computer equipment system or software	IT Projets	Generated in business combination	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2016	—	(23,594)	—	(385)	(570)	(24,549)
Amortization (Note 30)	(855)	(13,727)	(3,693)	(31,431)	(152)	(49,858)
Integration Itaú Corpbanca	(7,755)	(29,184)	(17,452)	(49,762)	(1,688)	(105,841)
Retirements	—	—	—	49,762	—	49,762
Exchange differences	—	—	—	(41)	—	(41)
Others	(1)	55	(2)	—	(418)	(366)
Balances as of December 31, 2016	(8,611)	(66,450)	(21,147)	(31,857)	(2,828)	(130,893)

d)   As of December 31, 2017 and 2016, the Bank has entered into the following contractual commitments for the acquisition of intangible assets:

	As of December 31,
	2017	2016
License detail	MCh$	MCh$
IBM	1,154	851
Microsoft	—	726
ULA	—	426
Kony	321	—
Vcloud Suite	169	—
MIS	129	—
Identify Guard IDG)	116	—

e)   Impairment

At each reporting date, Banco Itaú Corpbanca evaluates whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount, (see note 30).

f)   Restrictions

As of December 31, 2017 and 2016, the Bank and its subsidiaries have no restrictions on intangible assets. In addition, no intangible assets have been given in guarantee for compliance of any obligations. There are also no amounts owed by the Bank on intangible assets as of the aforementioned dates.

NOTE 13 PROPERTY, PLANT AND EQUIPMENT

a)        Property, plant and equipment as of December 31, 2017 and 2016 were as follows:

	Useful life	Remaining depreciation	Net Balance as of January 1, 2017	Gross Balance	Accumulated depreciation	Net Balance
Item	years	years	MCh$	MCh$	MCh$	MCh$
Land and building	25	16	78,034	118,481	(35,330)	83,151
Equipment	5	1	25,997	65,018	(39,858)	25,160
Other	8	3	17,012	50,773	(28,505)	22,268
- Furniture			8,418	27,860	(17,503)	10,357
- Leasing assets			50	28	(28)	—
- Others			8,544	22,885	(10,974)	11,911
Total			121,043	234,272	(103,693)	130,579

	Useful life	Remaining depreciation	Net Balance as of January 1, 2016	Gross Balance	Accumulated depreciation	Net Balance
Item	years	years	MCh$	MCh$	MCh$	MCh$
Land and building	25	17	16,778	107,989	(29,955)	78,034
Equipment	5	2	6,724	62,007	(36,010)	25,997
Other	8	4	10,468	42,726	(25,714)	17,012
- Furniture			1,011	26,513	(18,095)	8,418
- Leasing assets			—	338	(288)	50
- Others			9,457	15,875	(7,331)	8,544
Total			33,970	212,722	(91,679)	121,043

The useful lives have been determined based on our expected use considering the quality of the original construction, the environment in which the assets are located, the quality and degree of maintenance carried out, and appraisals performed by external specialists who are independent of the Bank that have been taken into consideration by management to determine the useful lives of our buildings.

b)        The movement of property, plant and equipment for the periods ended December 31, 2017 and 2016:

	Landing and Building	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	107,989	62,007	42,726	212,722
Purchases	27,125	7,853	9,274	44,252
Sales/Retirements	(12,636)	(2,241)	(952)	(15,829)
Exchange differences	(3,997)	(2,601)	(275)	(6,873)
Balances as of December 31, 2017	118,481	65,018	50,773	234,272

	Landing and Building	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2016	18,808	15,876	31,533	66,217
Integration Itaú Corpbanca	75,797	42,354	21,629	139,780
Purchases	11,002	7,091	5,306	23,399
Sales/Retirements	(13,206)	(3,423)	(283)	(16,912)
Exchange differences	170	110	29	309
Others	15,418	(1)	(15,488)	(71)
Balances as of December 31, 2016	107,989	62,007	42,726	212,722

c)   Movements of accumulated depreciation of property, plant and equipment as of December 31, 2017 and 2016, are detailed as follows:

	Landing and Building	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	(29,955)	(36,010)	(25,714)	(91,679)
Depreciation	(7,218)	(8,054)	(4,098)	(19,370)
Sales and retirements	—	2,178	481	2,659
Exchange Differences	1,843	2,055	826	4,724
Impairment (Note 30)	—	(27)	—	(27)
Balances as of December 31, 2017	(35,330)	(39,858)	(28,505)	(103,693)

	Landing and Building	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2016	(2,030)	(9,152)	(21,065)	(32,247)
Integration Itaú Corpbanca	(13,855)	(24,500)	(11,210)	(49,565)
Depreciation	(5,047)	(5,281)	(3,506)	(13,834)
Sales and retirements	732	3,006	259	3,997
Exchange Differences	(52)	(84)	(38)	(174)
Impairment (Note 30)	—	(351)	—	(351)
Others	(9,703)	352	9,846	495
Balances as of December 31, 2016	(29,955)	(36,010)	(25,714)	(91,679)

d)   As of December 31, 2017 and 2016, the Bank held operating lease contracts that cannot be unilaterally terminated. The future payment information is detailed as follows:

Future Operating Lease Payments Land, Buildings and Equipment

	Up to one year	From one to five years	Over five years	Total
	MCh$	MCh$	MCh$	MCh$
As of December 31, 2017	23,021	76,949	103,195	203,165
As of December 31, 2016	24,599	100,482	15,900	140,981

e)   As of December 31, 2017 and 2016, the Bank held finance lease contracts that cannot be rescinded or unilaterally terminated. The future payment information is detailed as follows:

Future Financial Leasing Payments Land, Buildings and Equipment

	Up to one year	From one to five years	Over five years	Total
	MCh$	MCh$	MCh$	MCh$
As of December 31, 2017	9,078	43,730	43,730	96,538
As of December 31, 2016	46,540	189,623	47,406	283,569

f)   As of December 31, 2017 and 2016, the Bank and its subsidiaries had no restrictions on property, plant and equipment. In addition, no property, plant and equipment had been given in guarantee for compliance of any obligations. There are also no amounts owed by the Bank on property, plant and equipment as of the aforementioned dates.

NOTE 14 INCOME TAXES

a)        Current income tax provision.

At the end of each year the bank recognizes an income tax provision, which is determined based on  currently enacted tax legislation. Current recoverable taxes recognized as of December 31, 2017 was MCh$237,828 (MCh$162,410 as of December 31, 2016). The income tax provision (net of recoverable taxes) is as follows:

a.1 Tax current:

	As of December 31, 2017
	Chile	New York (*)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$
Current tax assets	202,093	—	36,359	238,452
Current tax liabilities	(624)	—	—	(624)
Net total	201,469	—	36,359	237,828

	As of December 31, 2016
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$
Current tax assets	138,172	770	25,354	164,296
Current tax liabilities	(475)	—	(1,411)	(1,886)
Net total	137,697	770	23,943	162,410

a.2  Effect of current taxes by geographic area:

	As of December 31, 2017
	Chile	New York (*)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$
Income tax	8,332	—	11,357	19,689

Less:
Monthly Provisional Payment	(49,529)	—	(2,940)	(52,469)
Tax Credit for Training Costs	(831)	—	—	(831)
Tax Credit Donations		—	—	—
Other taxes to be recovered (**)	(159,441)	—	(44,776)	(204,217)
Total	(201,469)	—	(36,359)	(237,828)

	As of December 31, 2016
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$
Income tax	17,672	—	10,409	28,081

Less:
Monthly Provisional Payment	(153,330)	(770)	(32,232)	(186,332)
Tax Credit for Property Taxes on leased real estate assets	—	—	—	—
Tax Credit for Training Costs	(603)	—	—	(603)
Tax Credit Donations	(538)	—	—	(538)
Other taxes to be recovered	(898)	—	(2,120)	(3,018)
Total	(137,697)	(770)	(23,943)	(162,410)

(*) Corresponds the subsidiary located in New York. On December 22, 2017,  the United States enacted comprehensive tax reform, which introduced various modifications to the tax system. One modification was a decrease in the income tax rate from 35% to 21% as from January 1, 2018

(**) The balance is mainly comprised of the provisional payments on account of from income tax of the tax year 2017, pending return by the tax authority.

b)        Effect on income.

The tax expense for the years ended December 31, 2017, 2016 and 2015 was comprised of the following items:

	2017	2016	2015
	MCh$	MCh$	MCh$
Income Tax Expense
Current tax expense	(19,689)	(19,326)	(14,249)
Deferred taxes
Deferred tax expenses / (benefit)	74,611	23,105	(966)
Subtotal	54,922	3,779	(15,215)
Others	(2,051)	(211)	(2,048)
Net expense for income taxes	52,871	3,568	(17,263)

c)         Effective tax rate reconciliation.

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2017, 2016 and 2015.

The nominal tax rates of the countries where consolidated subsidiaries were located are:

	2017	2016	2015
	Rate	Rate	Rate
Chile	25.5%	24.0%	22.5%
Colombia	40.0%	40.0%	39.0%
United States	35.0%	35.0%	34.0%

	As of December 31,
	2017		2016		2015
	Tax Rate	Amount	Tax Rate	Amount	Tax Rate	Amount
	%	MCh$	%	MCh$	%	MCh$
Calculation of Statutory Rate	(25.50)	2,538	(24.00)	2,617	(22.50)	27,682
Colombia investment foreign exchange rate variation	204.84	(20,390)	1.06	(116)	—	—
Monetary Correction Tax Capital	141.93	(14,128)	129.59	(14,132)	5.12	(6,300)
Local Tax for United States and Panama results	98.46	(9,801)	(57.55)	6,276	—	—
Effect of rate change Chile	51.68	(5,144)	36.27	(3,955)	(0.02)	26
Tax Reform EE.UU 35%-21%	(95.21)	9,477	—	—	—	—
Effect of rate change Colombia	(47.07)	4,685	21.57	(2,352)	—	—
Effect of rates New York subsidiary (**)	(14.65)	1,458	20.52	(2,238)	—	—
Effect of rates Colombia subsidiary (**)	54.55	(5,430)	34.06	(3,714)	—	—
Other differences (*)	162.11	(16,136)	(128.80)	14,046	3.37	(4,145)
	531.14	(52,871)	32.72	(3,568)	(14.03)	17,263

(*)Other includes, mainly, a) benefits derived from the tax effect of goodwill from business combinations in Colombia made by Corpbanca prior to the acquisition of Itau, amounting to MCh($20,568) in 2017 and MCh($14,276) in 2016 and, b) the 2016 period includes effects of wealth tax in Colombia and one-time effects derived from a business combination between Itaú and Corpbanca.

(**) This line reflects the differences in tax rates in other jurisdictions, based on the Bank’s consolidated results.

d)        Other comprehensive income — tax effects.

The table below sets for a summary of the deferred tax effect on other comprehensive income for the years ended December 31, 2017, 2016 and 2015, which consists of the following items:

d.1 Tax effect of “OCI” that may be reclassified to profit in subsequent periods:

	2017	2016	2015
	MCh$	MCh$	MCh$
Financial assets available-for sale	(3,333)	(4,025)	(218)
Hedge of a net investment in foreign operations	(14,211)	(2,685)	—
Cash flow hedge	44	1,345	—
Total charge to other comprehensive income	(17,500)	(5,365)	(218)

d.2 “OCI” that will not be reclassified subsequently to profit or loss:

	2017	2016	2015
	MCh$	MCh$	MCh$
Income tax relating to defined benefit obligation	(6)	1,090	—
Total charge to other comprehensive income	(6)	1,090	—

e)         Effect of deferred taxes.

The deferred tax effects presented by geographic area were as follows:

e.1 Deferred taxes:

	As of December 31, 2017
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	125,917	14,768	—	140,685
Deferred tax liabilities	(53)	—	(26,301)	(26,354)
Net by geographic area	125,864	14,768	(26,301)	114,331

	As of December 31, 2016
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	87,399	23,340	26	110,765
Deferred tax liabilities	(29)	—	(57,607)	(57,636)
Net by geographic area	87,370	23,340	(57,581)	53,129

e.2 Deferred taxes by geographic area:

Below are the effects of deferred taxes on assets and liabilities assigned as a result of temporary differences (by geographic area):

	As of December 31, 2017
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$
Loan provision	93,864	11,615	17,621	123,100
Accrued interest and indexation past due portfolio	6,970	—	—	6,970
Unaccrued price difference	220	—	—	220
Personnel provisions	7,829	282	4,439	12,550
Miscellaneous provisions	28,582	1,221	4,225	34,028
Subsidiary tax loss	16,607	9,146	46,166	71,919
Net tax value of amortizable assets	20,683	—	—	20,683
Depreciation of property, plant and equipment	(34,308)	—	(11,548)	(45,856)
Lease division and others	25,392	—	4,175	29,567
Market value of financial instruments	(12,259)	—	(26,730)	(38,989)
Intagration Itaú Corpbanca	(18,139)	—	(50,158)	(68,297)
Others	(9,577)	(7,496)	(14,491)	(31,564)
Total asset (liability), net	125,864	14,768	(26,301)	114,331

	As of December 31, 2016
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$
Loan provision	73,019	8,846	15,988	97,853
Accrued interest and indexation past due portfolio	6,958	—	—	6,958
Unaccrued price difference	142	—	—	142
Personnel provisions	4,899	1,885	5,742	12,526
Miscellaneous provisions	7,627	14,058	22,534	44,219
Subsidiary tax loss	1,201	640	—	1,841
Net tax value of amortizable assets	18,557	—	—	18,557
Depreciation of property, plant and equipment	(23,864)	—	(3,908)	(27,772)
Lease division and others	19,823	—	5,171	24,994
Market value of financial instruments	(12,554)	—	(27,989)	(40,543)
Intangible assets Corpbanca Colombia	(1,512)	—	(366)	(1,878)
Intangible assets mercantile credit Corpbanca Colombia	—	—	67	67
Intagration Itaú Corpbanca	(8,652)	—	(55,727)	(64,379)
Others	1,726	(2,089)	(19,093)	(19,456)
Total asset (liability), net	87,370	23,340	(57,581)	53,129

NOTE 15 OTHER ASSETS AND NON-CURRENT ASSETS HELD FOR SALE

a)        The detail of other assets is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
Rentals in advance (1)	7,960	10,181
Accounts and notes receivable (2)	200,697	139,683
Prepaid expenses	13,501	5,715
Projects under development (3)	4,312	7,939
Assets for leasing (4)	25,741	29,017
Margin accounts (5)	117,059	195,995
Others	59,755	38,864
Total	429,025	427,394

(1)   Rent paid in advance to SMU S.A for ATM locations (see note 32 “Related Party Transactions”, letter b)).

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

b)        The detail of non-current assets held for sale is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
Assets received in lieu of payment	18,308	18,855
Asset to fair value SMU Corp S.A.	—	18,309
Total	18,308	37,164

NOTE 16 CURRENT ACCOUNTS, DEMAND DEPOSITS, TIME DEPOSITS AND SAVING ACCOUNTS

a)   As of December 31, 2017 and 2016, “Current accounts and demand deposits” consisted of the following:

	As of December 31,
	2017	2016
	MCh$	MCh$
Current Accounts	2,473,283	2,591,618
Other deposits and demand accounts	1,363,017	1,536,294
Advance payments received from customers	131,169	161,878
Other demand liabilities	174,198	163,401
Total	4,141,667	4,453,191

b)   As of December 31, 2017 and 2016, “Time deposits and saving accounts” consisted of the following:

	As of December 31,
	2017	2016
	MCh$	MCh$
Time deposits	10,036,583	11,549,010
Team saving accounts	28,410	32,425
Other term creditors	250	275
Total	10,065,243	11,581,710

NOTE 17 BORROWINGS FROM FINANCIAL INSTITUTIONS

As of December 31, 2017 and 2016, borrowings from financial institutions included the following:

	As of December 31,
	2017	2016
	MCh$	MCh$
Loans obtained from local financial institutions	21,958	—
Subtotal	21,958	—
Loans obtained from foreign financial institutions
Standard Chartered Bank	140,397	139,702
Kookmin Bank of New York	12,324	—
Multibank Inc	9,222	—
Bank of Taiwan (L.A. Branch)	4,965	—
Bayern Landesbank	11,245	—
China Construction Bank	14,133	—
Corp. Financiera de Desarrollo S.A (Cofide)	10,407	—
Export Develpment Canada	30,724	—
Interfondos S.A Sociedad Admin de fondos	19,906	—
Land Bank of Taiwan, (N.Y. Branch)	6,206	—
Shanghai Commercial & Savings Bank	6,145	—
The Export-IM Apple Bank for Saving	6,145	—
Commerzbank AG	89,274	83,876
Wells Fargo Bank, N.A.	157,029	281,670
Corporacion Interamericana de Inversiones USA	—	2,981
Citibank N.A.	168,232	113,450
Findeter S.A - Financiera del Desarrollo Territorial	49,528	61,763
Sumitomo Mitsui Banking Corporation	145,156	144,536
Bancoldex S.A - Banco de Comercio Exterior de Colombia S.A	100,834	51,327
Bank of America, N.A.	248,514	200,430
Bank of Montreal	42,836	79,088
Wachovia Bank N.A.	—	5
Corporacion Andina de Fomento	30,724	33,170
Bank of Nova Scotia	65,442	15,018
IFC Corp Financiera Internacional	187,507	133,962
Cobank CB	9,108	40,182
Scotiabank Canada	—	30,141
Banco Crédito del Peru	31,031	59,444
HSBC USA	15,362	26,792
Deg Deutsche Investitions	21,410	12,057
Ing Bank NV	16,965	10,019
Bank of China lt	4,609	5,024
KFW Ipex Bank	—	5,358
Barclays Bank PLC London	—	13,641
Mercantil CA Banco Universal	17,395	16,324
Bankinter SA	—	6,578
Banco de Bogota	4,118	31,690
Taiwan Cooperative Bank	9,384	53,117
Banco República	15,119	121,834
Banque Nationale Du Canada	—	23,443
Mizuho Corporate Bank	39,480	23,443
FONDOS SURA SAF S.A.C.	25,436	11,674
BNP Paribas	39,480	23,443
Banco de la Produccion SA	—	10,163
Banco Latinoamericano de export.	57,132	57,259
Apple Bank for Saving	12,290	13,396
Scotia Fondos Soc. Admin de Fondos S.A.	62,205	26,110
Credicorp capital SASAF	125,706	116,374
Uni Bank & Trust, Inc	4,916	10,049
Bancaribe curacao Bank n.v.	13,831	13,420
BBVA ASSET MGMT CONTL SA SOC ADM FONDOS PERU	39,791	34,262
Others	52,509	43,655
Subtotal	2,174,172	2,179,870
Total	2,196,130	2,179,870

The detail of borrowings from financial institutions by maturity was as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
Due within 1 year	1,475,588	1,206,576
Due within 1 year but within 2 years	422,911	730,642
Due within 2 years but within 3 years	106,260	5,068
Due within 3 years but within 4 years	15,154	12,887
Due within 4 years but within 5 years	73,536	6,889
Due after 5 years	102,681	217,808
Total	2,196,130	2,179,870

NOTE 18 DEBT ISSUED AND OTHER OBLIGATIONS

a)        As of December 31, 2017 and 2016, the composition of these items was as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
Debt issued
Letters of credit	67,938	86,210
Bonds	4,840,918	4,290,747
Subordinated bonds	1,041,182	1,083,296
Subtotal	5,950,038	5,460,253
Other financial obligation
Public Sector liabilities	—	—
Borrowings from domestic financial institutions	16,255	23,298
Foreign borrowings	811	2,265
Subtotal	17,066	25,563
Total	5,967,104	5,485,816

b)   Debt classified as “short term” includes demand obligations or obligations that will mature in less than one year. All other debt is classified as long term, and is detailed as follows:

	As of December 31, 2017
	Long term	Short term	Total
	MCh$	MCh$	MCh$
Letters of credit	55,678	12,260	67,938
Bonds	4,178,313	662,605	4,840,918
Subordinated bonds	1,041,182	—	1,041,182
Debt issued	5,275,173	674,865	5,950,038
Other financial obligation	16,255	811	17,066

	As of December 31, 2016
	Long term	Short term	Total
	MCh$	MCh$	MCh$
Letters of credit	71,239	14,971	86,210
Bonds	3,836,778	453,969	4,290,747
Subordinated bonds	1,051,148	32,148	1,083,296
Debt issued	4,959,165	501,088	5,460,253
Other financial obligation	23,298	2,265	25,563

c)         The detail of letter of credit by maturity is as follows:

	As of December 31,
	2017	2016
		MCh$
Due within 1 year	12,260	14,971
Due after 1 year but within 2 years	9,965	11,056
Due after 2 years but within 3 years	8,114	10,128
Due after 3 years but within 4 years	7,554	8,158
Due after 4 years but within 5 years	6,952	5,346
Due after 5 years	23,093	36,551
Total	67,938	86,210

d)             The detail of bonds issued is as follows:

				As of December 31,
	Expiration	Interest		2017	2016
	Date	rate	Currency	MCh$	MCh$
A	01-07-2017	3.75%	UF	—	67,084
B	01-10-2017	3.50%	UF	—	66,466
E	01-06-2032	5.00%	UF	42,493	41,871
F	01-01-2032	4.00%	UF	27,399	26,961
G	01-03-2032	4.00%	UF	42,529	41,894
H	01-09-2015	3.00%	UF	—	—
I	01-10-2030	4.00%	UF	27,961	27,533
J	01-01-2031	4.00%	UF	27,625	27,203
K	01-06-2021	3.50%	UF	26,906	26,406
L-2	01-10-2022	3.50%	UF	26,543	26,039
M-2	01-10-2018	3.50%	UF	26,829	26,332
N	01-05-2019	3.50%	UF	26,839	26,364
O	01-03-2021	3.50%	UF	26,630	26,118
P	01-03-2026	3.75%	UF	26,725	26,262
Q-1	01-03-2023	3.75%	UF	26,912	26,451
R-2	01-02-2028	3.75%	UF	26,846	26,387
S	01-09-2020	3.50%	UF	26,814	26,321
T	10-09-2022	3.50%	UF	26,797	26,320
U	01-09-2024	3.75%	UF	26,621	26,144
V	01-09-2027	3.75%	UF	26,425	25,945
W	01-09-2029	3.75%	UF	26,388	25,914
X	01-03-2024	3.80%	UF	53,993	53,118
Y	01-03-2028	3.80%	UF	53,840	52,943
Z	01-02-2033	3.80%	UF	27,181	26,739
AA	01-06-2018	6.70%	CLP	27,868	30,765
AB	01-10-2029	3.80%	UF	42,360	41,770
AC	01-10-2033	3.80%	UF	55,727	54,867
AF	01-06-2022	3.50%	UF	54,437	53,663
AG	01-06-2024	3.50%	UF	164,469	162,150
AH	01-06-2029	3.60%	UF	55,595	54,792
AI	01-04-2020	3.50%	UF	138,739	137,924
AJ	01-06-2025	3.60%	UF	55,554	58,620
AL-2	01-07-2025	3.50%	UF	55,321	54,483
BCORAF0710	01-07-2017	3.00%	UF	—	166,897
BCORAG0710	10-09-2018	3.00%	UF	77,592	81,084
BCORAI0710	01-07-2020	3.00%	UF	197,220	195,199
BCOR-L0707	01-07-2017	3.40%	UF	—	107,869
BCORAJ0710	03-08-2021	3.00%	UF	104,654	75,080
BCOR-P0110	09-07-2020	7.30%	CLP	23,838	24,982
BCORBW0914	30-08-2020	5.00%	CLP	45,379	46,669
BCOR-R0110	09-07-2020	4.00%	UF	140,265	140,226
BCORUSD0118	15-01-2018	3.13%	USD	452,172	495,871
BCORUSD0919	22-09-2019	3.88%	USD	471,546	517,724
BCORAL0710	03-08-2023	3.00%	UF	112,173	110,845
BCORAN0710	01-07-2025	3.00%	UF	181,908	179,460
BCORAO0710	01-07-2026	3.00%	UF	324,089	234,079
BCORBX0914	30-08-2021	5.00%	CLP	41,718	43,336
BCORCA0914	01-09-2024	5.00%	CLP	100,105	99,917
BCORBZ0914	01-09-2023	5.00%	CLP	102,921	—
BCORBY0914	01-09-2022	5.00%	CLP	31,306	—
BCORAP0710	01-07-2027	3.00%	CLF	380,404	—
BCORAQ0710	01-07-2028	3.00%	CLF	293,884	—
BCORAK0710	01-07-2022	3.00%	CLF	173,514	—
BBSA168B18	02-03-2018	8.99%	COP	45,255	48,144
BBSA26SA48	10-08-2020	8.74%	COP	43,406	46,181
BBSA316SA060	23-11-2020	8.03%	COP	37,940	40,364
BBCR1109B84	28-10-2017	10.33%	COP	—	26,606
BBCR3119B84	03-08-2018	10.57%	COP	19,686	21,005
BBCR1099B120	10-12-2019	11.30%	COP	17,676	18,826
BBSA69C120	10-08-2026	10.68%	COP	21,732	23,198
BBSA69C180	10-08-2031	10.95%	COP	40,578	43,316
BBSA3169C180	23-11-2031	10.80%	COP	46,388	49,479
BBSA168B18	02-09-2017	9.74%	COP	—	19,047
BBCR3117C84	03-08-2018	4.58%	COP	13,203	13,494
Total				4,840,918	4,290,747

e)              The detail of bonds issued by maturity is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
Due within 1 year	662,605	453,969
Due after 1 year but within 2 years	516,061	716,695
Due after 2 years but within 3 years	653,601	562,914
Due after 3 years but within 4 years	199,908	657,866
Due after 4 years but within 5 years	312,597	695,324
Due after 5 years	2,496,146	1,203,979
Total	4,840,918	4,290,747

f)               The detail of subordinated bonds was as follows:

				As of December 31,
	Expiration	Interest		2017	2016
	Date	rate	Currency	MCh$	MCh$
AE1	01-01-2034	3.80%	UF	54,585	53,669
C1	01-04-2033	3.50%	UF	6,285	6,572
C2	01-04-2033	3.50%	UF	13,681	14,273
D	01-10-2033	4.50%	UF	20,934	21,833
UCOR-V0808	01-08-2033	4.60%	UF	159,479	157,444
UCOR-Y1197	01-11-2022	6.50%	UF	6,689	7,786
UCOR-Z1197	01-11-2022	6.50%	UF	15,614	18,176
UCORAA0809	09-08-2035	4.90%	UF	145,174	143,413
UCORBF0710	01-07-2032	4.00%	UF	14,013	13,795
UCORBI0710	01-07-2035	4.00%	UF	32,230	31,723
UCORBJ0710	01-07-2036	4.00%	UF	153,334	150,861
UCORBL0710	01-07-2038	4.00%	UF	111,668	109,868
UCORBN0710	01-07-2040	4.00%	UF	85,968	84,573
UCORBP0710	01-07-2042	4.00%	UF	41,917	41,237
US05968TAB17	08-03-2024	LIBOR +SPREAD 4	USD	106,041	115,706
BBSA1099B1	30-03-2019	10.79%	COP	445	483
BBSA110BAVA	23-09-2017	10.68%	COP	—	32,148
BBSA1099B4	30-03-2019	12.85%	COP	21,055	23,139
BBSA1139AS10	07-02-2023	10.08%	COP	21,659	23,542
BBSA1139AS15	07-02-2028	10.20%	COP	30,411	33,055
Total				1,041,182	1,083,296

g)              The detail of subordinated bonds by maturity is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
Due within 1 year	—	32,148
Due after 1 year but within 2 years	21,500	—
Due after 2 years but within 3 years	—	23,622
Due after 3 years but within 4 years	—	—
Due after 4 years but within 5 years	22,303	—
Due after 5 years	997,379	1,027,526
Total	1,041,182	1,083,296

h)             The detail of other financial obligations by maturity is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
Due within 1 year	811	2,265
Due after 1 year but within 2 years	—	—
Due after 2 years but within 3 years	—	—
Due after 3 years but within 4 years	—	—
Due after 4 years but within 5 years	—	—
Due after 5 years	—	—
Total short term obligation	811	2,265
The detail of other long term financial obligations is as follows:
Amounts due to credit card operations	16,255	23,298
Others	—	—
Total long term financial obligations	16,255	23,298
Total other financial obligations	17,066	25,563

NOTE 19 PROVISIONS

As of December 31, 2017 and 2016 the Bank has recorded the following provisions and changes in its provisions:

a)        Other Provisions.

The provisions as of December 31, 2017 and 2016 were as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
i) Employee benefits and staff salaries	90,559	89,295
ii) Mandatory dividends	17,234	1,029
iii) Contingencies	10,096	9,724
Total	117,889	100,048

(i)   Employee benefits and staff salaries

This item includes the following provisions related to: i) provisions for staff benefits and payroll, ii) provisions for compensation for years of service indemnities, iii) provisions for other employee benefits and iv) provisions for vacations.

(ii)  Mandatory Dividends

This item corresponds to the minimum dividends to be paid

(iii) Contingencies

This item includes estimates for probable losses.

b)        The provision balance changes during 2017 and 2016 were as follows:

	i) Employee benefits and staff salaries	ii) Mandatory dividends	iii) Contingencies	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	89,295	1,029	9,724	100,048
Application of provisions	(23,815)	—	—	(23,815)
Established provision	91,722	17,234	586	109,542
Provision released	(62,231)	(1,029)	—	(63,260)
Other changes	(4,412)	—	(214)	(4,626)
Balances as of December 31, 2017	90,559	17,234	10,096	117,889

	i) Employee benefits and staff salaries	ii) Mandatory dividends	iii) Contingencies	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2016	23,697	52,168	59	75,924
Application of provisions	(35,258)	(52,168)	(17)	(87,443)
Established provision	70,026	1,029	8,952	80,007
Provision released	(26,862)	—	—	(26,862)
Integration Itaú Corpbanca	57,491	—	1,019	58,510
Other changes	201	—	(289)	(88)
Balances as of December 31, 2016	89,295	1,029	9,724	100,048

Accounting effects:

(i)   Employee benefits and staff salaries are recorded in “Personnel salaries expenses.”

(ii)  Mandatory dividends are recorded in the Equity Statement, against “Accrual for mandatory dividends.”

(iii) The contingency provisions/(releases) are included in Other Operating (Expenses)/Income, depending on whether they are debit or a credit. The provision balance changes from 2017 and 2016 are shown below:

		As of December 31,
		2017	2016
	Notes	MCh$	MCh$
Balances as of January 1,		9,724	59
Established provision	31b)	586	8,952
Provision released	31a)	—	—
Integration Itaú Corpbanca		—	1,019
Others		(214)	(306)
Total		10,096	9,724

c)         Provisions employee benefits and staff salaries

	As of December 31,
	2017	2016
	MCh$	MCh$
Employee benefits:
Long-term employee benefits (i)	7,914	7,950
Pension Plan (ii)	31,761	34,768
Severance (iii)	371	472
Retirement benefit plan (iv)	476	439
Total Provision for employee benefits	40,522	43,629
Provision for vacations (1)	36,811	13,122
Others (1)	13,226	32,544
Total	90,559	89,295

(1)         Short-term personnel benefits.

(i)        Long-term employee benefits.

Certain employees in Colombia are entitled to receive years-of-service awards starting with the 5th year employment anniversary and each five years thereafter. This award is paid in the month when the employee celebrates his/her corresponding employment anniversary.

1.- Assumptions used

The main assumptions used in the valuation are presented in the following tables:

	As of December 31,
	2017	2016
	%	%
Summary of economic assumptions
Discount rate(s)	7.25	6.75
Expected rate(s) of salary increase	6.50	5.50

Summary of key demographic hypotheses

Retirement Age	62 years (men) and 57 years (women), both with 20 years of service or 30 years of service with no age requirement.
Mortality	RV-08 mortality table “Annuitants Valid” Colombian market.

2.- Methodology

Cost Method

To determine the cost of benefits, the method of the Projected Unit Credit (PUC) was used, according to the provisions of IAS 19 (revised 2011). Under the PUC method, the “projected accrued benefit” is calculated for each benefit. For all active members of the award program, the “projected accrued benefit” determined by using a formula based on the years of service to the date of calculation. The formula takes into account items such as salary average, social security benefits and other items, projected to the age at which it is assumed that the employee will no longer provide services. The defined benefit obligation is the present value of the “projected benefits accrued.”

Method applied to assets

The award program  does not have its own assets.

Others

The movements in the present value of the defined benefit obligation and the amounts recognized in the Consolidated Statements of Income in respect of this award are determined using the projected unit credit method and consisted of the following:

Changes in provision:

	As of December 31,
	2017	2016
	MCh$	MCh$
Present value of obligations as of January 1, 2017 / April 1, 2016	7,950	6,886
Cost of net profit	1,487	970
Payments	(856)	(439)
Increase in provision	(51)	504
Others	(616)	29
Total	7,914	7,950

Cost of net profit

	As of December 31,
	2017	2016
	MCh$	MCh$
Current services cost	866	640
Interest expense on obligation	621	330
Total	1,487	970

(ii)   Pension Plan

The retirement pension liability is recorded based on the present value of the pension obligation for employees who meet certain statutory requirements as to age, length of service and other items, determined in accordance with actuarial adjustments under the existing Colombian law.

The present value of the defined benefit obligation was measured using the Projected Unit Credit method and other long-term employee benefits.

1.-Assumptions used:

The principal assumptions used in the valuation are presented in the following tables:

	As of December 31,
	2017	2016
	%	%
Summary of economic hypotheses
Discount rate(s)	9.00	7.25
Expected rate(s) of salary increase	5.60	3.00
Inflation rate	5.60	3.00

2.-Methodology

Cost Method

To determine the cost of benefits, the method of the PUC was used, according to the provisions of IAS 19 (revised 2011). Under the PUC method, the “projected accrued benefit” is calculated for each benefit. For all active members of the plan, the “projected accrued benefit” is determinate by using a formula based on the years of service to the date of calculation. The formula takes into account items such as salary average, social security benefits and other items, projected to the age at which it is assumed that the employee will no longer provide services. The defined benefit obligation is the present value of the “projected benefits accrued.”

The service cost is the amount of benefits earned in the year by the active members as a result of a year of credited service value.

The interest cost for the year is the interest on the defined benefit obligation.

Method applied to assets

The plan does not have its own assets

Others

Amounts recorded with respect to the defined pension benefit plan was as follows:

Changes in provision:

	As of December 31,
	2017	2016
	MCh$	MCh$
Present value of obligations as of January 1, 2017 / April 1, 2016	34,768	31,149
Interest expense on obligation	2,742	1,081
Payments	(3,581)	(1,349)
Actuarial loss	223	3,761
Others	(2,391)	126
Total	31,761	34,768

(iii)                  Severance

The severance benefit in Colombia is equivalent to one month’s salary, adjusted for the application of a  severance factor (defined as the sum of 12 basic salaries plus additional payments included in salary per year of service and corresponding fraction.

1.- Assumptions used

The main assumptions used in the valuation are presented in the following tables:

	As of December 31,
	2017	2016
	%	%
Summary of economic hypotheses
Discount rate(s)	7.25	6.75
Expected rate(s) of salary increase	6.50	5.50
Inflation rate	4.00	3.00

2.- Methodology

Cost Method

To determine the cost of benefits, The PUC method was used.

Method applied to assets

The severance benefict plan does not have its own assets.

Others

Amounts recognized with respect to the severance benefit plan were as follows:

Changes in provision

	As of December 31,
	2017	2016
	MCh$	MCh$
Present value of obligations as of January 1, 2017 / April 1, 2016	472	348
Current service cost	13	21
Interest expense on obligations	36	16
Actuarial losses	(19)	159
Benefits paid	(93)	(74)
Other- exchange rate differences	(38)	2
Closing defined benefit obligation	—	—
Total	371	472

(iv)                   Retirement benefit plan

This plan corresponds to the payment of a fixed amount in Colombian pesos at the time of retirement of the employee.

1.- Assumptions used

The main assumptions used in the valuation are presented in the following tables:

	As of December 31,
	2017	2016
	%	%
Summary of economic hypotheses
Discount rate(s)	7.50	7.25
Expected rate(s) of salary increase	6.00	5.00
Inflation rate	4.00	3.00

2.- Methodology

Cost Method

To determine the cost of benefits, the method of the PUC was used.

Method applied to assets

The plan does not have its own assets.

Others

Amounts recognized respect of these defined benefit plans were as follows:

Changes in provision

	As of December 31,
	2017	2016
	MCh$	MCh$
Present value of obligations as of January 1, 2017 / April 1, 2016	439	329
Current service cost	34	20
Interest expense on obligations	36	17
Actuarial (gain)/losses	4	—
Benefits paid	(3)	72
Other- exchange rate differences	(34)	1
Total	476	439

(v)                       Summary effects in Other Comprehensive Income (OCI)

	2017	2016
	MCh$	MCh$
Pension Plan	223	3,761
Severance	(19)	159
Retirement benefit plan	4	—
Total loss	208	3,920

(vi)                   Actuarial Valuation Nature

Future actuarial calculations may differ with respect to the calculations presented, due to the following factors:

•        The experience of the plans differs from those anticipated by economic and demographic hypotheses selected.

•        Changes in economic and demographic assumptions.

•        Increases or decreases expected as a natural part of the operation of the methodology for these calculations (for example, the end of the amortization period or additional costs based on the funding status of the plan).

•        Changes in the characteristics of the plan or applicable law, and with respect thereto, significant events affecting the results presented since the last valuation.

(vii)               Expected future payments

2017

	Long-term employee benefits	Pension Plan	Severance	Retirement benefit plan
	MCh$	MCh$	MCh$	MCh$
Fiscal year 2018	944	2,996	55	36
Fiscal year 2019	752	2,922	32	12
Fiscal year 2020	868	2,757	38	21
Fiscal year 2021	1,038	2,586	22	26
Fiscal year 2022	1,177	2,434	68	42
Fiscal year 2023-2027 (combined)	5,384	11,512	177	246

2016

	Long-term employee benefits	Pension Plan	Severance	Retirement benefit plan
	MCh$	MCh$	MCh$	MCh$
Fiscal year 2017	946	3,482	60	33
Fiscal year 2018	1,008	3,312	23	11
Fiscal year 2019	806	3,146	45	12
Fiscal year 2020	953	2,963	63	23
Fiscal year 2021	1,136	2,773	42	26
Fiscal year 2022-2031 (combined)	5,590	12,510	366	242

The average duration of the obligation for these plans is: 13.2 years (long-term benefit award program); 14.9 years (pension plan); 6.2 years (severance plan) and 12.9 years (retirement benefit plan).

NOTE 20 OTHER LIABILITIES AND LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

a)        As of December 31, 2017 and 2016, the Bank´s other liabilities are as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
Accounts and notes payable (1)	348,036	190,111
Dividends payable	703	298
Income received in advance	7,850	6,383
Valuation adjustments for hedges	3,091	—
Creditors through intermediation	21,933	22,648
Guarantees constituted by threshold effect (2)	79,589	49,776
Others liabilities	2,233	594
Total	463,435	269,810

(1)    Group obligations for business operations, such as withholding taxes, social security contributions, balances due on purchases of materials, balances due on obligations for leasing contracts for acquisition of fixed assets and other.

(2)    Guarantees from financial operations.

b)        As of December 31, 2017 and 2016, liabilities directly associated with non-current assets held for sale were as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
Fair value liabilities SMU CORP S.A.	—	7,032
Total	—	7,032

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

	As of December 31,
	2017	2016
	MCh$	MCh$
Balance as of January, 1	9,724	59
Integration Itaú Corpbanca	—	1,019
Established provision	586	8,952
Provision released	—	—
Application of provisions	—	(17)
Others	(214)	(289)
Total	10,096	9,724

•             On December 20, 2016, Helm LLC initiated an arbitration proceeding (the “Arbitration”) against respondents Itaú CorpBanca and Corp Group Holding Inversiones Ltda. (“Corp Group”), and nominal respondent Itaú CorpBanca Colombia (collectively with Corp Group and Itaú CorpBanca, “Respondents”), by filing a Request for Arbitration in the ICC’s International Court of Arbitration in New York. Helm LLC alleged that Corp Group and Itaú CorpBanca had breached the Amended and Restated Shareholders Agreement of HB Acquisition S.A.S., dated July 31, 2013, between shareholders of Itaú CorpBanca Colombia (the “SHA”). As relief, Helm LLC is seeking, among other things, damages of $598 million, reflecting what it claims is the value to which it is entitled in return for its shares in Itaú CorpBanca Colombia, plus interest. On February 14, 2017, Respondents filed their answers to Helm LLC’s Request for Arbitration, denying Helm LLC’s claims, and Corp Group and Itaú CorpBanca filed a counterclaim against Helm LLC for breaching the SHA. As relief under their counterclaim, Corp Group and Itaú CorpBanca are seeking, among other things, for Helm LLC’s rights under the SHA to be terminated. On April 19, 2017, Helm LLC filed a reply to Corp Group and Itaú CorpBanca’s counterclaim. The Arbitration has continued pursuant to the applicable procedures and an evidentiary hearing is expected to take place in July 2018. Itaú CorpBanca believes Helm LLC’s claim is without merit and intends to enforce its rights under the SHA and applicable law.

•             Other legal actions have been filed against the Bank involving its normal operations. The Bank’s maximum exposure for these lawsuits amounts to approximately MCh$36,309 as of December 31, 2017 (MCh$24,000 as of December 2016). However, in management’s opinion, based on reports from the Legal Division as of year-end 2017 and 2016, it is more likely than not that these lawsuits will not result in significant losses not unforeseen by the Bank in these financial statements and, therefore, management has not recorded any provisions for them.

b)        Contingent Loans.

The following table contains the amounts for which the Bank and its Subsidiaries are contractually obliged to provide loans and maintain off-balance sheet accounts:

	As of December 31,
	2017	2016
	MCh$	MCh$
Collaterals and Guarantees	262,924	264,081
Confirmes foreign letters of credit	3,824	167
Letter of credit	88,940	64,216
Bank Guarantees	1,286,807	1,146,598
Cleared lines of credit	2,349,626	2,581,859
Other credit commitments	1,299,494	1,253,215
Total	5,291,615	5,310,136

c)         Responsibilities.

The Bank and its subsidiaries have the following responsibilities arising from the normal course of business regarding maintenance off-balance sheet accounts:

	As of December 31,
	2017	2016
	MCh$	MCh$
Third Party Operations
Collections	26,143	41,171
Transferred financial assets administred by the bank	997,530	883,902
Third party funds under management	2,215,038	1,165,764
Subtotal	3,238,711	2,090,837
Security Custody
Security in custody held by the bank	8,675,906	5,636,858
Securities in custody deposited in another entity	549,848	455,678
Bank-issued Securities	163,713	200,333
Subtotal	9,389,467	6,292,869
Total	12,628,178	8,383,706

d)        Guarantees, Contingencies and Other.

Banco Itaú Corpbanca

During the fiscal years 2017 and 2016, the Bank did not fail to comply with covenants and other commitments associated with debt instruments issued and obligations with banks.

Banco Itaú Corpbanca Colombia S.A.

•             The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. Of the 167 outstanding civil and administrative proceedings as of December 31,2017, 93 are related to banking operations and 74 to ownership of leased assets. In aggregate, the lawsuits are seeking MCh$13,748. The likelihood of loss is considered possible in 8 cases, remote in 142 cases and probable in 17 cases. Based on this evaluation, the Bank has recorded a provision of MCh$977. In aggregate, the plaintiffs in the labor proceedings are seeking MCh$2,230 and the Bank has provisioned MCh$865. Of the 167 cases, the likelihood of loss is considered probable in 52 cases and remote in 115 cases.

Corpbanca Corredores de Seguros S.A.

•             In order to comply with Article 58, letter d) of the Chilean Finance Ministry Decree with Force of Law (“DFL”) 251 of 1930, which states, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the SVS, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties that contract policies through the brokerage house,” the subsidiary has renewed the following (civil liability (a)

and guarantee (b)) policies:

Entity	From	End	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04/15/2017	04/14/2018	(a) 60,000 and (b) 500	Corpbanca Corredora de Seguros

Itaú Corredora de Seguros Limitada

•             As established in Article 58, letter D of DFL 251 and SVS Ruling No. 1,160, the subsidiary has taken out liability (a) and guarantee (b) policies to cover the risk of potential damages that could affect it and to ensure correct and full compliance with all obligations arising from its activities and, especially, regarding damages that may be incurred by insured parties that contract policies through the brokerage house.

Entity	From	End	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04/15/2017	04/14/2018	(a) 60,000 and (b) 500	Itaú Corredora de Seguros

Itaú Corpbanca Corredores de Bolsa S.A.

In order to comply with articles 30 and 31 of Chilean Law 18,045, this subsidiary kept a bank guarantee certificate is kept on the Chilean Electronic Stock Exchange to ensure the correct and complete fulfillment of its obligations as stock broker. The beneficiaries are the current or future creditors that the subsidiary has or will have derived from its operations. The detail of the bank guarantee certificate is as follows:

Entity	From	End	Amount (UF)	Beneficiary
Itaú Chile	06/30/2017	04/22/2017	16,000	Bolsa Electrónica de Chile
Mapfre Compañía de Seguros S.A	06/30/2017	04/22/2017	4,000	Bolsa de Comercio de Santiago

In addition, the company has acquired a comprehensive insurance policy to comply with Law No. 52 of the Chilean Electronic Stock Exchange.

Amounts recorded with respect to the comprehensive insurance policy ere the following:

Entity	From	End	Amount (MUS$)	Beneficiary
Orion Seguros Generales S.A	05/01/2017	04/30/2017	5,000 and 10,000	Bolsa Electronica de Chile

The company pledged its shares on the Santiago Stock Exchange in favor of said company, to guarantee the fulfillment of the obligations respect to the transactions carried out with other brokers. This amounts to MCh$14,533.

As of December 31, 2017, this subsidiary is under guarantee with CCLV, Contraparte Central S.A in cash for Mch$2,239 and a financial instrument for Mch$1,106.

The company executed a guarantee certificate, as a representative of the beneficiaries of the guarantee pursuant to Articles 98 and 99 of Chilean Law 20,172, with the object of the guaranteeing its obligations as portfolio administrator.

•             The company executed a guarantee certificate, as representative of the beneficiaries of the guarantee pursuant to Articles 98 and 99 of Chilean Law 20,172, in order to ensure the faithful and full compliance with its obligations as portfolio manager.

Amounts recorded with respect to the comprehensive insurance policy were the following:

Entity	From	End	Amount (MUS$)	Beneficiary
Itaú Chile	20/04/2017	20/04/2018	10.000	Itaú Chile

Itaú Chile Administradora General de Fondos S.A.

During the year 2017, the company executed guarantee certificates with Itaú Corpbanca, for the funds it manages in order to guarantee the fulfillment of the obligations of the administrators, for the administration of the funds of third parties and the compensation for the damages resulting from their non-compliance in accordance with the provisions of Article No. 226 and No. 227 of Chilean Law No. 18,045, for UF 1,166,462.

Corpbanca Administradora General de Fondos S.A.

•   On June 2, 2017, Corpbanca Administradora General de Fondos S.A. (“CORFO”), It executed a guarantee certificate with Bank Santander Chile, for the amount of MCh$399 equivalent to UF 15,000 in favor of the Development Corporation of the Production to ensure CORFO’s faithful fulfillment of the CORFO portfolio management contract, its committees and funds, and the payment of labor and social costs relating to the contractor’s workers. Their expiration is August 31, 2021.

•   On June 28, 2017, Corpbanca Administradora General de Fondos S.A. renewed its insurance policy with Orión Seguros Generales S.A. with the period of validity from May 1, 2017; and maturity on April 30, 2018.

•   On August 14, 2017, Corpbanca Administradora General de Fondos S.A. replaced its guarantee certificate with Bank Santander Chile, for the amount of MCh$14 equivalent to UF 500 issued on June 6, 2017 in favor of the [Production Development Corporation] to ensure CORFO the faithful and timely compliance with the obligations of the portfolio management contract, its committees and funds, and the payment of labor and social costs relating to the contractor’s workers, due on August 30, 2021.

NOTE 22 EQUITY

The business combination (reverse acquisition) rules as established in IFRS3 require that the consolidated financial statements dated after the merger (from April 1, 2016 onward) to be prepared under the name of the legal acquirer (the acquiree for accounting purposes, or Corpbanca, the merged entity, which will take the name Itaú Corpbanca), and present the financial information of the legal acquiree (the acquirer for accounting purposes, or Banco Itaú Chile) from 2015, for comparative purposes, but for the April - December period present the numbers of Itaú - Corpbanca), with an adjustment that will be made retroactively in the legal capital of the acquirer for accounting purposes (Banco Itaú Chile) to reflect the legal capital of the acquiree for accounting purposes (Corpbanca). That adjustment is required to reflect the capital of the legal acquirer (the acquiree for accounting purposes).

a)        Movement in shareholders’ equity accounts (attributable to equity holders of the Bank)

As of December 31, 2017 and 2016, the Bank’s issued shares are represented by the following detail, Ordinary shares authorized, subscribed and paid, with no par value, detailed below:

	Ordinary Shares
	2017	2016
	(number)	(number)
Issued as of January 1,	512,406,760,091	115,039,690,651
Issuance of paid shares	—	57,008,875,206
Increase in shares for Itaú-CorpBanca business combination	—	340,358,194,234
Total	512,406,760,091	512,406,760,091

i.             Purchases and sales of Bank Shares.

As of December 31, 2017 and 2016, there were no purchase or sale transactions by the Bank involving its own shares.

ii.          Subscribed and paid shares.

2017

As of December 31, 2017, the Bank’s paid capital was represented by 512,406,760,091 subscribed and paid common shares with no par value, totaling MCh$1,862,826.

2016(19)

As of December 31, 2016, the Bank’s paid capital was represented by 512,406,760,091 subscribed and paid common shares with no par value, totaling MCh$1,862,826.

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

(19) The accounting acquiree, Corpbanca, made a capital increase of MCh$401,424 in 2016, as a result of the capitalization of the reserves generated by over-price paid in share placement (registered since 2014).

iii.       Profit distribution.

2017

At an ordinary meeting of the shareholders of Banco Itaú Chile on March 27, 2017, shareholders agreed to distribute MCh$618 in earnings, representing 30% of profit for the year 2016.

2016(20)

At an ordinary meeting of the shareholders of Banco Itaú Chile on March 11, 2016, shareholders agreed to distribute MCh$52,168 in earnings, representing 50% of profit for the year 2015.

b)        List of major shareholders.

As of December 31, 2017, the shareholder composition was as follows:

	Common Stock
	Year 2017
	N° of Shares	Share %
CORP GROUP BANKING SA	136,127,850,073	26.5700%	(**)
ITAU UNIBANCO HOLDING SA	115,039,610,411	22.4500%	(*)
ITB HOLDING BRASIL PARTICIPACOES LTDA	57,008,875,206	11.1300%	(*)
BANCO SANTANDER POR CUENTA DE INV EXTRANJEROS	23,969,149,414	4.6800%
BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	21,005,216,549	4.1000%
COMPANIA INMOBILIARIA Y DE INVERSIONES SAGA SPA	20,918,245,555	4.0800%	(**)
BANCO ITAU CORPBANCA POR CTA DE INVERSIONISTAS EXTRANJEROS	14,855,609,437	2.9000%
CGB II SPA	10,908,002,836	2.1300%	(*)
SIERRA NEVADA INVESTMENTS CHILE DOS LTDA	9,817,092,180	1.9200%
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	9,394,008,435	1.8300%
LARRAIN VIAL S A CORREDORA DE BOLSA	6,767,755,931	1.3200%
MONEDA SA AFI PARA PIONERO FONDO DE INVERSION	6,215,000,000	1.2100%
Deutsche Bank Trust Company Americas (ADRS)	5,508,798,500	1.0800%
BTG PACTUAL CHILE S A C DE B	4,776,696,832	0.9300%
BANCHILE C DE B S A	4,344,021,387	0.8500%
SANTANDER CORREDORES DE BOLSA LIMITADA	4,070,279,257	0.7900%
MBI CORREDORES DE BOLSA S A	3,591,497,546	0.7000%
BICE INVERSIONES CORREDORES DE BOLSA S A	3,165,903,988	0.6200%
CIA DE SEGUROS DE VIDA CONSORCIO NACIONAL DE SEGUROS SA	2,917,592,780	0.5700%
BCI C DE B S A	2,895,637,765	0.5700%
CREDICORP CAPITAL SA CORREDORES DE BOLSA	2,869,055,927	0.5600%
CONSORCIO C DE B S A	2,766,317,093	0.5400%
INMOB E INVERSIONES BOQUINENI LTDA	2,353,758,526	0.4600%
MBI ARBITRAGE FONDO DE INVERSION	2,340,829,105	0.4600%
BOLSA ELECTRONICA DE CHILE BOLSA DE VALORES	2,015,270,526	0.3900%
INV LAS NIEVES S A	1,890,725,224	0.3700%
CGB III SPA	1,800,000,000	0.3500%	(*)
VALORES SECURITY S A C DE B	1,719,455,989	0.3400%
ITAU CORPBANCA CORREDORES DE BOLSA SA	1,708,710,397	0.3300%
CRN INMOBILIARIA LIMITADA	1,535,239,055	0.3000%
OTROS	28,110,554,167	5.4700%
TOTAL	512,406,760,091	100.00000%

(*) The controlling group Itaú Unibanco Holding S.A. has a total interest of 36.06%.

(**) CorpGroup has an interest of 30.65%, which includes 182,125,023 shares of Saga under custody.

As of December 31, 2016 the shareholder composition was as follows:

(20) The accounting acquiree, Corpbanca, with respect to its profits for the year 2015, at the Ordinary Shareholders’ Meeting held on March 11, 2016, agreed to distribute earnings of MCh$100,886 corresponding to 50% of the profit in addition to retained earnings, to distribute MCh$3,196, equivalent to $0.3058171 per share.

	Common Stock
	Year 2016
	N° of Shares	Share %
CORP GROUP BANKING SA	136,127,850,073	26.5700%	(**)
ITAU UNIBANCO HOLDING SA	115,039,610,411	22.4500%	(*)
ITB HOLDING BRASIL PARTICIPACOES LTDA	57,008,875,206	11.1300%	(*)
BANCO SANTANDER POR CUENTA DE INV EXTRANJEROS	23,969,149,414	4.6800%
BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	21,005,216,549	4.1000%
COMPANIA INMOBILIARIA Y DE INVERSIONES SAGA SPA	20,918,245,555	4.0800%	(**)
BANCO ITAU CORPBANCA POR CTA DE INVERSIONISTAS EXTRANJEROS	14,855,609,437	2.9000%
CGB II SPA	10,908,002,836	2.1300%
SIERRA NEVADA INVESTMENTS CHILE DOS LTDA	9,817,092,180	1.9200%	(*)
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	9,394,008,435	1.8300%
LARRAIN VIAL S A CORREDORA DE BOLSA	6,767,755,931	1.3200%
MONEDA SA AFI PARA PIONERO FONDO DE INVERSION	6,215,000,000	1.2100%
Deutsche Bank Trust Company Americas (ADRS)	5,508,798,500	1.0800%
BTG PACTUAL CHILE S A C DE B	4,776,696,832	0.9300%
BANCHILE C DE B S A	4,344,021,387	0.8500%
SANTANDER CORREDORES DE BOLSA LIMITADA	4,070,279,257	0.7900%
MBI CORREDORES DE BOLSA S A	3,591,497,546	0.7000%
BICE INVERSIONES CORREDORES DE BOLSA S A	3,165,903,988	0.6200%
CIA DE SEGUROS DE VIDA CONSORCIO NACIONAL DE SEGUROS SA	2,917,592,780	0.5700%
BCI C DE B S A	2,895,637,765	0.5700%
CREDICORP CAPITAL SA CORREDORES DE BOLSA	2,869,055,927	0.5600%
CONSORCIO C DE B S A	2,766,317,093	0.5400%
INMOB E INVERSIONES BOQUINENI LTDA	2,353,758,526	0.4600%
MBI ARBITRAGE FONDO DE INVERSION	2,340,829,105	0.4600%
BOLSA ELECTRONICA DE CHILE BOLSA DE VALORES	2,015,270,526	0.3900%
INV LAS NIEVES S A	1,890,725,224	0.3700%
CGB III SPA	1,800,000,000	0.3500%
VALORES SECURITY S A C DE B	1,719,455,989	0.3400%
ITAU CORPBANCA CORREDORES DE BOLSA SA	1,708,710,397	0.3300%
CRN INMOBILIARIA LIMITADA	1,535,239,055	0.3000%
COMPANIA DE SEGUROS CONFUTURO S.A.	—	0.0000%
OTROS	28,110,554,167	5.4700%
TOTAL	512,406,760,091	100.00000%

(*) The controlling group Itaú Unibanco Holding S.A. has a total interest of 35.71%.

(**) CorpGroup has an interest of 31.00%, which includes 182,125,023 shares of Saga under custody.

c)         Dividends

The distribution of dividends of the Bank was as follows(21):

	Income attributable to equity holders	To reservesor retained earnings	Intended Dividends	Percentage distributed	N° of shares	N° of shares restated (*)	Dividend per share in Ch$
Year	MCh$	MCh$	MCh$	%
2016 (Shareholders Meeting, March 2017)	2,059	1,441	618	30.00	512,406,760,091	N/A	0,0012
2015 (Shareholders Meeting, March 2016)	104,336	52,168	52,168	50.00	1,433,690	115,039,690,651	36,387
2014 (Shareholders Meeting, June 2015)	85,693	59,245	26,448	30.86	1,433,690	115,039,690,651	18,448

(*) This corresponds to the total number of shares of Banco Itaú Chile restated based on the exchange ratio for the business combination that gave rise to Itaú-Corpbanca.

(21) Figures are presented as required by local regulations.

d)        Basic and diluted earnings.

As of the years ended December 31, 2017 and 2016, basic earnings and diluted earnings, attributable to the equity holders of the bank, were as follows:

	As of December 31,
	2017		2016		2015
	N° of Shares	Total	N° of Shares	Total	N° of Shares	Total
	Millions	MCh$	Millions	MCh$	Millions	MCh$
Basic and diluted earnings per share
Basic earnings per share
Net income attributable to the equity holders	—	67,821	—	14,407	—	105,757
Weighted average number of shares outsatnding	512,407	—	415,165	—	115,040	—
Assumed Convertible Debt Conversion	—	—	—	—	—	—
Adjusted number of shares	—	—	415,165	—	115,040	—
Basic earning per share (Chilean pesos)	—	0.132	—	0.035	—	0.919
Diluted earnings per share
Net income attributable to the equity holders	—	67,821	—	14,407	—	105,757
Weighted average number of shares outsatnding	512,407		415,165		115,040	—
Diluted effect
Assumed Convertible Debt Conversion	—	—	—	—	—	—
Conversion of common shares	—	—	—	—	—	—
Options rights	—	—	—	—	—	—
Adjusted number of shares	512,407		415,165		115,040	—
Diluted earning per share (Chilean pesos)		0.132		0.035	—	0.919

e)         Reserves presented in other comprehensive income.

Fair Value Reserve: This includes accumulated net changes in the fair value of investments available for sale until the investment is disposed of or there is a significant or prolonged decline in value.

Translation Reserve: This includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco Itaú Corpbanca (the Chilean peso).

Cash Flow Hedge Reserve: This includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability.

Foreign Investment Accounting Hedge Reserve: Corresponds to adjustments for hedges of net investments in foreign operations.

Defined Benefit Obligation Reserve: This includes the effects of complying with IAS 19.

f)          Other comprehensive income.

The following table presents movements in equity and income taxes attributable to the equity holders of the Bank for the years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
Other Comprehensive Income	MCh$	MCh$	MCh$
Financial instruments available for sale
Balance as of January 1,	10,372	(1,170)	(1,834)
Gains (losses) on remeasuring financial instruments available for sale, before tax	6,220	11,542	664
Total	16,592	10,372	(1,170)
Hedges of net investment in foreign operations
Balance as of January 1,	14,917	—	—
Gains (losses) on hedges of net investment in foreign operations, before tax	49,824	14,917	—
Total	64,741	14,917	—
Cash Flow Hedges
Balance as of January 1,	(5,603)	—	—
Gains (losses) on cash flow hedges, before tax	(127)	(5,603)	—
Total	(5,730)	(5,603)	—
Exchange differences on translation
Balance as of January 1,	2,380	—	—
Gains (losses) on exchange differences on translation, before tax	(59,865)	2,380	—
Total	(57,485)	2,380	—
Remeasurement of defined benefit obligation
Balance as of January 1,	(2,598)	—	—
Gains (losses) on remeasurement of defined benefit obligation, before tax	(138)	(2,598)	—
Total	(2,736)	(2,598)	—
Other Comprehensive Income, before tax	15,382	19,468	(1,170)
Income tax relating to components of other comprehensive income
Income tax relating to instruments available for sale
Balance as of January 1,	(2,764)	226	444
Income Tax Income and Loss Related to Available-for-Sale Instruments	(2,173)	(2,990)	(218)
Total	(4,937)	(2,764)	226
Income tax relating to hedges of net investment in foreign operation
Balance as of January 1,	(3,219)	—	—
Losses and gains from Income Tax relative to Foreign Coverage	(14,068)	(3,219)	—
Total	(17,287)	(3,219)	—
Income tax relating to cash flow hedges
Balance as of January 1,	1,345	—	—
Losses and gains from income tax related to hedges	44	1,345	—
Total	1,389	1,345	—
Income tax relating to defined benefit obligation
Balance as of January 1,	722	—	—
Income tax gains and losses on recognition of defined benefit obligations	(4)	722	—
Total	718	722	—
Totals Income tax in valuation accounts	(20,117)	(3,916)	226
Other comprehensive income after tax	(4,735)	15,552	(944)

g)         Rollforward for the year ended (OCI).

(i) Rollforward for the year ended (OCI) — Available-for-sale.

	12/31/2017	12/31/2016	12/31/2015
	MCh$	MCh$	MCh$
Opening Balance, Accumulated other comprehensive income	10,372	(1,170)	(1,834)
Amount recognized in other comprehensive income for de period	12,022	18,411	654
Amount reclassified from equity to profit or loss for the period	(5,802)	(6,869)	10
Ending balance, accumulated other comprehensive income	16,592	10,372	(1,170)

(ii) Rollforward for the year ended (OCI) - Cash flow hedges.

ii) Rollforward for the year ended (OCI) - Cash flow hedges.

	12/31/2017	12/31/2016	12/31/2015
	MCh$	MCh$	MCh$
Opening Balance, Accumulated other comprehensive income	(5,603)	—	—
Amount recognized in other comprehensive income for de period	(55)	(5,603)	—
Amount reclassified from equity to profit or loss for the period	(72)	—	—
Ending balance, accumulated other comprehensive income	(5,730)	(5,603)	—

h)        Reserves.

This item is made up of Other Reserves not from profits(22) of MCh$843,097 and Reserves from profits(23) of MCh$451,011.

i)            Non-controlling interest:

This corresponds to the net amount of equity in the consolidated subsidiaries attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them.

Non-controlling interest in the subsidiary’s equity and profit for the period is detailed as follows:

				Other Comprehensive Income
As of December 31, 2017	Non-controlling	Equity	Net income	Defined benefit obligation	Financial instruments available for sale	Exchange differences on trnaslation	Effect hedge Accounting Foreign Investment	Cash Flow hedges	Deferred Tax	Other comprehensive income	Comprehensive income
Subsidiaries	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguros S.A (ex-Helm Corredor de Seguros S.A)	20.00%	380	(5)	—	—	—	—	—	—	—	(5)
Itaú CorpBanca Colombia S.A (ex-Banco CorpBanca Colombia S.A.)	33.72%	216,883	(5,001)	(70)	3,746	(18,437)	(627)	—	(1,305)	(16,693)	(21,694)
Itaú Chile C. de Seguros Ltda.	0.10%	12	10	—	—	—	—	—	—	—	10
Itaú Administradora General de Fondos S.A.	0.01%	1	—	—	—	—	—	—	—	—	—
Itaú BBA Corredor de Bolsa Ltda.	0.01%	4	—	—	—	—	—	—	—	—	—
		217,280	(4,996)							(16,693)	(21,689)

				Other Comprehensive Income
As of December 31, 2016	Non-controlling	Equity	Net income	Defined benefit obligation	Financial instruments available for sale	Exchange differences on trnaslation	Effect hedge Accounting Foreign Investment	Cash Flow hedges	Deferred Tax	Other comprehensive income	Comprehensive income
Subsidiaries	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

SMU CORP S.A.	49.00%	437	—	—	—	—	—	—	—	—	—
Itaú Corredor de Seguros S.A (ex-Helm Corredor de Seguros S.A)	20.00%	601	78	—	—	—	—	—	—	—	78
Itaú CorpBanca Colombia S.A (ex-Banco CorpBanca Colombia S.A.)	33.72%	237,917	(527)	(1,322)	3,876	(9,481)	(1,459)	—	(133)	(8,519)	(9,046)
Itaú Chile C. de Seguros Ltda.	0.10%	13	10	—	—	—	—	—	—	—	10
Itaú Administradora General de Fondos S.A.	0.01%	1	1	—	—	—	—	—	—	—	1
Itaú BBA Corredor de Bolsa Ltda.	0.02%	—	—	—	—	—	—	—	—	—	—
		238,969	(438)							(8,519)	(8,957)

(22)  The amounts presented in this item correspond to the adjustments made as a result of the business combination between Banco Itaú Chile and Corpbanca.

(23)  Coming from Banco Itaú Chile.

				Other Comprehensive Income
As of December 31, 2015	Non-controlling	Equity	Net income	Defined benefit obligation	Financial instruments available for sale	Exchange differences on trnaslation	Effect hedge Accounting Foreign Investment	Cash Flow hedges	Deferred Tax	Other comprehensive income	Comprehensive income
Subsidiaries	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Chile C. de Seguros Ltda.	99.90%	51	8	—	—	—	—	—	—	—	8
Itaú Chile Adm. General de Fondos S.A.	99.99%	4	1	—	—	—	—	—	—	—	1
Itaú BBA Corredor de Bolsa Ltda.	99.98%	4	—	—	—	—	—	—	—	—	—
		59	9							—	9

Amounts recorded for non-controlling interest movement  were as follows:

	As of December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$
Balances as of January 1,	238,969	59	50
Integration Itaú Corpbanca	—	247,867	—
Comprehensive income	(21,689)	(8,957)	9
Total	217,280	238,969	59

The main subsidiary with non-controlling interest of Itaú Corpbanca, is the following:

Entity name	Country	Group participation	Non-controlilling participation	Main Activity
Itaú Corpbanca Colombia	Colombia	66.28%	33.72%	Bank

Information representing the non-controlling interest of the above-named company, before consolidation and elimination adjustments was as follows:

	As of December 31,
	2017	2016
Summary of Financial Statements	MCh$	MCh$
Current assets	4,589,487	5,502,852
Current liabilities	3,939,253	4,813,426
Net current assets	650,234	689,426

Non-current assets	1,690,890	1,780,581
Non-current liabilities	1,697,961	1,764,461
Net non-current assets	(7,071)	16,120
Net assets	643,163	705,546
Non-controlling interests accumulated	216,883	237,917

	As of December 31,
	2017	2016
Summary of Income Statement	MCh$	MCh$
Interest income and readjustments	579,176	482,806
Income of the period	(14,830)	(1,563)
Non-controlling interests income	(5,001)	(527)

	As of December 31,
	2017	2016
Statement of Cash Flow Statement	MCh$	MCh$
Cash flow from operating activities	16,822	(35,057)
Cash flow from investing activities	(158,402)	93,018
Cash flow from financing activities	35,937	(4,400)
Net increse (decrese) in cash flow	(105,643)	53,561

j)           Consolidated comprehensive income for the period was as follows:

	2017
	Holders of the Bank	Non-controlilling Interest	Total
Concepts	MCh$	MCh$	MCh$
Consolidated Income of the Period	67,821	(4,996)	62,825
Other Comprehensive Income Before Taxes
Instruments available for sale	6,220	3,746	9,966
Hedge in foreing operation	49,824	(627)	49,197
Cash flow hedge	(127)	—	(127)
Exchange differences on traslation	(59,865)	(18,437)	(78,302)
Defined benefit obligation	(138)	(70)	(208)
Total	63,735	(20,384)	43,351
Income taxes
Instruments available for sale	(2,173)	(1,160)	(3,333)
Hedge in foreing operation	(14,068)	(143)	(14,211)
Cash flow hedge	44	—	44
Defined benefit obligation	(4)	(2)	(6)
Total	(16,201)	(1,305)	(17,506)
Comprehensive Income of the period	47,534	(21,689)	25,845

	2016
	Holders of the Bank	Non-controlilling Interest	Total
Concepts	MCh$	MCh$	MCh$
Consolidated Income of the Period	14,407	(438)	13,969
Other Comprehensive Income Before Taxes
Instruments available for sale	11,542	3,876	15,418
Hedge in foreing operation	14,917	(1,459)	13,458
Cash flow hedge	(5,603)	—	(5,603)
Exchange differences on traslation	2,380	(9,481)	(7,101)
Defined benefit obligation	(2,598)	(1,322)	(3,920)
Total	35,045	(8,824)	26,221
Income taxes
Instruments available for sale	(2,990)	(1,035)	(4,025)
Hedge in foreing operation	(3,219)	534	(2,685)
Cash flow hedge	1,345	—	1,345
Defined benefit obligation	722	368	1,090
Total	(4,142)	(133)	(4,275)
Comprehensive Income of the period	30,903	(8,957)	21,946

	2015
	Holders of the Bank	Non-controlilling Interest	Total
Concepts	MCh$	MCh$	MCh$
Consolidated Income of the Period	105,757	9	105,766
Other Comprehensive Income Before Taxes
Instruments available for sale	664	—	664
Total	106,421	9	106,430
Income taxes
Instruments available for sale	(218)	—	(218)
Total	(218)	—	(218)
Comprehensive Income of the period	106,203	9	106,212

NOTE 23 INTEREST INCOME AND EXPENSE

This item comprises interest and readjustments accrued in the period by all financial assets whose implicit or explicit performance, is obtained by applying the effective interest rate method, independently if these are valued at fair value, as well as of the effect from accounting hedges.

a)   The composition of interest income and inflation-indexing for the years ended December 31, 2017, 2016 and 2015 was as follows:

	2017			2016			2015
	Interest	Inflation (1)	Total	Interest	Inflation (1)	Total	Interest	Inflation (1)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Investments under agreements to resell	6,643	2	6,645	25,550	—	25,550	916	—	916
Loans and receivables to banks	5,460	—	5,460	8,180	—	8,180	1,459	—	1,459
Commercial loans	872,416	68,729	941,145	772,704	100,381	873,085	198,585	67,977	266,562
Mortgage loans	188,094	59,149	247,243	155,101	79,655	234,756	60,188	58,433	118,621
Consumer loans	360,268	64	360,332	283,005	31	283,036	98,684	195	98,879
Financial investmens	70,556	8,274	78,830	67,683	11,032	78,715	9,576	11,305	20,881
Other interest income	9,656	545	10,201	8,427	466	8,893	4,557	1,488	6,045
Gain (loss) from accounting hedges (*)	(3,527)	—	(3,527)	(3,012)	—	(3,012)	(11,381)	—	(11,381)
Total	1,509,566	136,763	1,646,329	1,317,638	191,565	1,509,203	362,584	139,398	501,982

b)        The amount recorded as of interest expenses for the years ended December 31, 2017, 2016 and 2015 was as follows:

	2017			2016			2015
	Interest	Inflation (1)	Total	Interest	Inflation (1)	Total	Interest	Inflation (1)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Demand deposits	(72,732)	(139)	(72,871)	(78,147)	(173)	(78,320)	—	—	—
Investment under agreements to repurchase	(32,677)	—	(32,677)	(48,086)	—	(48,086)	(1,772)	—	(1,772)
Deposuts and time deposits	(420,190)	(13,047)	(433,237)	(419,661)	(39,720)	(459,381)	(122,326)	(38,575)	(160,901)
Borrowings from financial institutions	(51,922)	(2,463)	(54,385)	(45,801)	—	(45,801)	(16,790)	—	(16,790)
Debt issued	(210,104)	(72,780)	(282,884)	(156,168)	(79,126)	(235,294)	(45,468)	(50,274)	(95,742)
Other financial obligations	(114)	—	(114)	(142)	(197)	(339)	(204)	(291)	(495)
Other interest expenses	(556)	(1,962)	(2,518)	(905)	(2,261)	(3,166)	—	(2,992)	(2,992)
Gain (loss) from accounting hedges (*)	15,339	—	15,339	359	—	359	—	—	—
Total interest expenses	(772,956)	(90,391)	(863,347)	(748,551)	(121,477)	(870,028)	(186,560)	(92,132)	(278,692)

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

(*) The mark to market adjustments are presented in this line for hedging derivatives used in hedging of assets except in the case of foreign currency hedges and cash flow hedges (cross-currency), their all-in mark to market adjustment is included in the foreign exchange gain (losses) (see Note 26 “Net foreign exchange income (losses)”).

NOTE 24 FEES AND INCOME FROM SERVICES

This item comprises the amount of all commissions accrued and paid in the period, except for those that form an integral part of the effective interest rate of the financial instruments, corresponds mainly to the following items:

a)             Commissions income:

This item comprised of the financial income of the period corresponding to remunerations generated by the services rendered by the entity and its subsidiaries mainly with regard to the following items:

	2017	2016	2015
	MCh$	MCh$	MCh$
Lines of credit and overdrafts	3,306	4,911	1,537
Letters of credit and guarantees	14,776	13,562	5,228
Card services	63,388	52,775	24,296
Account administration	12,024	10,171	2,014
Collection, billings and payments	25,359	24,813	2,271
Management and brokerage commisions for securities	13,183	9,454	6,940
Invetsments in mutual funds and others	25,965	23,614	11,760
Inssurance brokerage	26,096	21,477	6,230
Financial advisory	8,162	8,951	5,389
Commissions for student loan credits	4,680	3,354	965
Commissions for credit operations	2,560	2,572	56
Commissions for mortgage loans	1,112	1,023	1,192
Other payments for services rendered	12,088	12,768	4,319
Other fees earnes	3,721	4,356	9,178
Total income from services fees	216,420	193,801	81,375

b)             Commissions expenses:

This item includes expenses for commissions accrued during the year for operations, with regard to the following items:

	2017	2016	2015
	MCh$	MCh$	MCh$
Credit card transactions	(23,439)	(29,376)	(8,021)
Securities transactions	(4,855)	(3,328)	—
Commision paid through Chilean clearing house (ACC)	(2,449)	(1,348)	—
Foreign trade transactions	(1,439)	(1,309)	—
Customer loyalty program benefits	(3,157)	(3,232)	—
Loan services to customers	(2,912)	(4,385)	—
Other paid commissions	(598)	(27)	(2,266)
Total expenses from services fees	(38,849)	(43,005)	(10,287)

Commissions earned on loans with letters of credit are recorded in the Statement of Income under “Interest income.”

NOTE 25 NET TRADING AND INVESTMENT INCOME

This item includes the amount of adjustments for variation of financial instruments, except those attributable to interest accrued by applying the effective interest rate method of value adjustments of assets, as well as the results obtained in the sale of such assets.

Trading and investment income recognized on the Consolidated Statements of Income for the years ended December 31, 2017, 2016 and 2015 was as follows:

	2017	2016	2015
	MCh$	MCh$	MCh$
Trading instruments (securities)	43,323	40,893	1,762
Trading instruments (derivatives) (1)	(63,992)	44,499	(47,769)
Other financial investments at fair value with effect on profit or loss	15,121	18,863	11,416
Financial investments available-for-sale realized gain (loss) (*)	13,641	7,998	1,409
Other	175	699	—
Total	8,268	112,952	(33,182)

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

(1) The gains (losses) on trading instruments (derivatives) as of December 31, 2017, 2016 and 2015 was as follows:

	As of December 31,
	2017	2016	2015
Gain / (Loss)	MCh$	MCh$	MCh$
Foreign currency forwards	(60,164)	38,992	(34,906)
Interest rate swaps	10,446	9,796	2,605
Foreign currency swaps	1,520	(1,896)	(15,468)
Foreign currency call options	1,312	(1,954)	—
Foreign currency put options	(17,106)	(439)	—
Total	(63,992)	44,499	(47,769)

NOTE 26 NET FOREIGN EXCHANGE INCOME (LOSSES)

This item includes the income earned from foreign currency trading, the differences arising from converting monetary items in a foreign currency to the functional currency and those generated by non-monetary assets in a foreign currency at the time of their disposal.

The detail of net foreign exchange gains (losses) for the years ended December 31, 2017, 2016 and 2015 was as follows:

	2017	2016	2015
	MCh$	MCh$	MCh$
Gains (losses) of foreign currency exchange differences
Net gains (losses) of foreign currency exchange positions	131,196	(30,191)	75,873
Other foreign currency exchange gains (losses)	1,537	1,202	(1,412)
Subtotal	132,733	(28,989)	74,461
Gains (losses) of exchange rate readjustments
Adjustment to loan to customers	(82)	14	—
Adjustment to investment instruments	(824)	(121)	—
Adjustments to deposits and saving account	—	10	—
Adjustments to other liabilities	1,385	—	—
Fair value gains (losses) on foreign currency hedging derivatives (1) (*)	(87,047)	(19,762)	—
Subtotal	(86,568)	(19,859)	—
Total	46,165	(48,848)	74,461

(1) Correspond to current earnings related to hedging foreign currency assets and liabilities. Different information is disclosed in Note 23 “Interest Income and Expense” and Note 25 “Net Trading and Investment Income”.

(*) The fair value gains (losses) on hedging derivatives as of December 31, 2017, 2016 and 2015 was as follows:

	As of December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$
Fair value hedges	(1,032)	(17,281)	—
Cash flow hedges	(80,968)	20,687	—
Net investment in foreign operation	(5,047)	(23,168)	—
Total	(87,047)	(19,762)	—

NOTE 27 PROVISION FOR LOAN LOSSES

a)   The changes in provision for loan losses recorded on the Statement of Income for the years ended December 31, 2017, 2016 and 2015 was as follows:

	Loans and	Loans and receivables from customers
	receivables from banks	Commercial loans	Mortgage loans	Consumer loans	Total
2017	MCh$	MCh$	MCh$	MCh$	MCh$
Recognized provision
Individually evaluated	(226)	(338,701)	—	—	(338,927)
Collectively evaluated	—	(104,171)	(63,699)	(312,697)	(480,567)
Charge to income for provisions recognized	(226)	(442,872)	(63,699)	(312,697)	(819,494	)(*)
Released provisions
Individually evaluated	209	302,504	—	—	302,713
Collectively evaluated	—	33,538	31,310	104,953	169,801
Charge to income for provisions used	209	336,042	31,310	104,953	472,514	(*)
Recovery of assets previously written-off	—	13,236	1,908	16,419	31,563
Net charge to income	(17)	(93,594)	(30,481)	(191,325)	(315,417)

	Loans and	Loans and receivables from customers
	receivables from banks	Commercial loans	Mortgage loans	Consumer loans	Total
2016	MCh$	MCh$	MCh$	MCh$	MCh$
Recognized provision
Individually evaluated	(307)	(387,737)	—	—	(388,044)
Collectively evaluated	—	(49,218)	(38,837)	(198,242)	(286,297)
Charge to income for provisions recognized	(307)	(436,955)	(38,837)	(198,242)	(674,341	)(*)
Released provisions
Individually evaluated	286	251,582	—	—	251,868
Collectively evaluated	—	22,242	34,589	96,381	153,212
Charge to income for provisions used	286	273,824	34,589	96,381	405,080	(*)
Recovery of assets previously written-off	—	8,898	1,285	13,088	23,271
Net charge to income	(21)	(154,233)	(2,963)	(88,773)	(245,990)

	Loans and	Loans and receivables from customers
	receivables from banks	Commercial loans	Mortgage loans	Consumer loans	Total
2015	MCh$	MCh$	MCh$	MCh$	MCh$
Recognized provision
Individually evaluated	(255)	(80,424)	—	—	(80,679)
Collectively evaluated	—	(20,953)	(12,827)	(85,149)	(118,929)
Charge to income for provisions recognized	(255)	(101,377)	(12,827)	(85,149)	(199,608	)(*)
Released provisions
Individually evaluated	238	71,558	—	—	71,796
Collectively evaluated	—	13,388	8,403	54,787	76,578
Charge to income for provisions used	238	84,946	8,403	54,787	148,374	(*)
Recovery of assets previously written-off	—	1,871	616	5,818	8,305
Net charge to income	(17)	(14,560)	(3,808)	(24,544)	(42,929)

(*)The amounts disclosed in the Consolidated Statements of Cash Flows are detailed below:

	2017	2016	2015
	MCh$	MCh$	MCh$
Charge to income for provisions recognized	819,494	674,341	199,608
Credit to income for provisions used	(472,514)	(405,080)	(148,374)
	346,980	269,261	51,234

b)   The break down by type of loan, whether assessed collectively or individually, for established and released provision amounts, respectively, was as follows:

		As of December 31, 2017
		Established Provision			Released Provision
		Individual analysis	Group Analysis	Total	Individual analysis	Group Analysis	Total
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial Loans		(338,701)	(104,171)	(442,872)	302,504	33,538	336,042
Mortgage Loans		—	(63,699)	(63,699)	—	31,310	31,310
Consumer Loans		—	(312,697)	(312,697)	—	104,953	104,953
Subtotal	10	(338,701)	(480,567)	(819,268)	302,504	169,801	472,305
Banks	9	(226)	—	(226)	209	—	209
Total		(338,927)	(480,567)	(819,494)	302,713	169,801	472,514

		As of December 31, 2016
		Established Provision			Released Provision
		Individual analysis	Group Analysis	Total	Individual analysis	Group Analysis	Total
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial Loans		(387,737)	(49,218)	(436,955)	251,582	22,242	273,824
Mortgage Loans		—	(38,837)	(38,837)	—	34,589	34,589
Consumer Loans		—	(198,242)	(198,242)	—	96,381	96,381
Subtotal	10	(387,737)	(286,297)	(674,034)	251,582	153,212	404,794
Banks	9	(307)	—	(307)	286	—	286
Total		(388,044)	(286,297)	(674,341)	251,868	153,212	405,080

		As of December 31, 2015
		Established Provision			Released Provision
		Individual analysis	Group Analysis	Total	Individual analysis	Group Analysis	Total
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial Loans		(80,424)	(20,953)	(101,377)	71,558	13,388	84,946
Mortgage Loans		—	(12,827)	(12,827)	—	8,403	8,403
Consumer Loans		—	(85,149)	(85,149)	—	54,787	54,787
Subtotal	10	(80,424)	(118,929)	(199,353)	71,558	76,578	148,136
Banks	9	(255)	—	(255)	238	—	238
Total		(80,679)	(118,929)	(199,608)	71,796	76,578	148,374

In management’s opinion, the credit risk provisions established cover all losses that may arise from estimated incurred loan losses, based on the information examined by the Bank and its subsidiaries.

NOTE 28 PERSONNEL SALARIES EXPENSES

Personnel salary expenses for the years ended December 31, 2017, 2016 and 2015 were as follows:

	2017	2016	2015
	MCh$	MCh$	MCh$
Personnel remunerations	(174,029)	(148,073)	(54,129)
Bonus and gratifications/awards	(68,946)	(53,669)	(22,660)
Severances indemnities	(18,803)	(32,704)	(3,458)
Training expenses	(734)	(1,050)	(543)
Life and health insurance	(3,487)	(1,576)	(391)
Other personnel expenses	(15,324)	(8,593)	(5,530)
Total	(281,323)	(245,665)	(86,711)

NOTE 29 ADMINISTRATION EXPENSES

Administration expenses for the years ended December 31, 2017, 2016 and 2015 were as follows:

	2017	2016	2015
	MCh$	MCh$	MCh$
Maintenance and repair of fixed assets	(34,754)	(23,226)	(5,209)
Office rental	(36,482)	(26,308)	(6,987)
Equipment rentals	(2,890)	(2,649)	(461)
Inssurance premiums	(22,624)	(14,953)	(1,373)
Office supplies	(2,228)	(2,004)	(663)
IT and communications expense	(41,872)	(25,860)	(14,354)
Lighting, heating and other services	(5,022)	(4,240)	(935)
Security Service and transportation of securities	(4,691)	(3,469)	(916)
Public relations expense and staff travel expenses	(3,347)	(2,427)	(973)
Legal and Notary Costs	(9,546)	(7,232)	(1,899)
Technical report fees	(11,274)	(7,096)	(1,167)
Professional services fees	(2,358)	(2,535)	(434)
Securities classification fees	(1,613)	(888)	(561)
Fines	(75)	(728)	(8)
Comprehensive management ATMs	(5,837)	(5,855)	—
Management of outsourced temp services	(812)	(201)	—
Postage and mailing expenses	(523)	(2,864)	—
Internal events	(666)	(237)	—
Miscellaneous contributions	(62)	(732)	—
Credit card management	(1,253)	(2,609)	—
Other administration expenses	(29,201)	(28,181)	(17,883)
Subtotal	(217,130)	(164,294)	(53,823)
Subcontracted services
Data processing	(14,733)	(14,369)	(3,153)
Sales	(832)	(435)	—
Others	(9,159)	(8,805)	(2,179)
Subtotal	(24,724)	(23,609)	(5,332)
Board of Directors Expenses
Remunerations	(1,394)	(1,056)	(72)
Subtotal	(1,394)	(1,056)	(72)

Marketing and advertising	(16,268)	(8,322)	(2,586)

Real estate taxes, contributions and levies
Real estate taxes	(671)	(443)	(228)
Patents	(1,430)	(1,665)	(805)
Other taxes (*)	(36,031)	(29,591)	(1,720)
Contributions to SBIF	(7,974)	(6,224)	(2,265)
Subtotal	(46,106)	(37,923)	(5,018)
Total	(305,622)	(235,204)	(66,831)

(*) This amount corresponds primarily to taxes other than income taxes that affect Banco Itaú Corpbanca Colombia and its subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

NOTE 30 DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)        Depreciation and amortization expenses as of December 31, 2017, 2016 and 2015 were as follows:

		2017	2016	2015
	Notes	MCh$	MCh$	MCh$
Depreciation and amortization
Depreciation of property,plant and equipment	13	(19,370)	(13,834)	(4,404)
Amortization of intangible assets	12	(62,475)	(49,858)	(5,381)
Balances		(81,845)	(63,692)	(9,785)

b)        Impairment losses for the years ended December 31, 2017, 2016 and 2015 are detailed below:

	2017	2016	2015
	MCh$	MCh$	MCh$
Impairment of financial investments available-for-sale	—	—	—
Impairment of financial investments held-to-maturity	—	—	—
Subtotal financial assets (i)	—	—	—
Impairment of property, plant and equipment (*)	(27)	(351)	—
Impairment of goodwill and intangibles	—	—	—
Subtotal Non-financial assets (ii)	(27)	(351)	—
Total	(27)	(351)	—

(*) Impairment for technological obsolescence as a result of regulations on ATMs (Decree 222 dated October 30, 2013 from the Ministry of Internal Affairs and Public Safety of Chile), are accounted for in accordance with IAS 36 “Impairment of Assets”. See Note 13 “Property, Plant and Equipment”, letter c).

At each reporting date, Banco Itaú Corpbanca evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

The Bank has defined two CGUs: CGU Chile(24) and CGU Colombia(25). These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by senior management because their contributions to the consolidated entity can be identified independently. These CGUs are consistent with the Bank’s operating segments (see Note 4).

The CGUs’ Carrying Value was as follows:

	As of December 31,
	2017	2016	2015
UGE	MCh$	MCh$	MCh$
Chile	2,563,799	2,477,726	—
Colombia	864,958	945,986	—

(24)  CGU Chile is comprised of Banco Itaú Corpbanca and its Chilean subsidiaries plus the New York branch.

(25)  CGU Colombia is comprised of Banco Itaú Corpbanca Colombia and its Colombian subsidiaries plus Helm Corredor de Seguros S.A.

1.         Goodwill impairment testing

The Goodwill generated in the reverse acquisition mentioned in Note 1, section “General Information — Itaú Corpbanca and Subsidiaries”, was allocated as follows(26):

	As of December 31,
	2017	2016	2015
Goodwill	MCh$	MCh$	MCh$
Chile	904,868	904,868	—
Colombia	221,795	240,440	—
Total	1,126,663	1,145,308	—

2.         Methodology used by the Bank

Consistent with the methodology used in the previous year, the recoverable amounts of the CGUs in Chile and Colombia have been determined based on the dividend discount model. This methodology considers the cash flows that would generate the dividends distributed to its shareholders in a perpetual forecast projection, discounted at their rate of cost of capital at the valuation date. In this way, the economic equity value can be estimated, using projections of cash flows derived from financial budgets and other assumptions approved by the management.

In its process to test the impairment of goodwill, management considered several information sources, including the following:

•             The existing historical information for both post-merger banks and, if relevant, also pre-merger. The historical information was reconciled considering those events judged as one-time and non-recurring.

•             The budgets approved by management.

•             Information from external sources, such as reports from analysts, supervisors, Central Banks and press releases.

•             Observable market information, such as rate curves, inflation and growth projections.

•             The competitive strategy defined for both banks.

•             The projected financing structure and its impact on the capital requirements and internal policy of the Bank.

3.         Key assumptions used in calculating the recoverable amount

The key assumptions used in the calculation of the recoverable amount, defined as those to which the calculation is most sensitive, are presented below:

		31/12/2017		31/12/2016
Key assumptions		Chile	Colombia	Chile	Colombia
Growth rates Perpetuity	(%)	5.2	6.5	4.0	5.6
Projected inflation rates	(%)	2.8 - 3.0	3.0 - 3.4	2.4 - 3.0	3.0 - 4.0
Discount rate	(%)	10.5	11.5	12.0	12.4
Loans growth rate	(%)	8.4 - 9.9	6.2 - 13.4	8.4 - 9.9	6.2 - 13.4
Solvency index limit	(%)	10 - 12	9 - 10.8	10 - 12	9 - 10.8

(26)  The goodwill arising from the acquisition of a business abroad (Colombia case) is expressed in the functional currency of the aforementioned business (Colombian Peso), converting to the closing exchange rate (COP of CLP for accounting registration purposes in Chile) in accordance with IAS 21. See Note 12.

a.         Period of projection and perpetuity

The cash projections were prepared for a period of six years, from 2018 to 2023 (seven years from 2016). After this period, the present value of the cash flows of the year 2023 was projected in perpetuity using growth rates of the gross domestic product aligned with those rates expected for the markets in which the described CGUs operate.

The definition of projecting six years (seven years from 2016) is consistent with the time necessary to deploy the corporate integration plan, the objective of which is to better capture opportunities for creating value for the Bank. In this way, the strategy being implemented implies, in addition to changes in managerial staff and models of operation of both banks, the change toward a new product mix, customer segmentation and medium to long term objectives.

This transformation results in implied additional costs with the expectation of capturing synergies beginning in 2018.

Considering the above, management decided to project the results over a period of six years (seven years from 2016), to achieve and accurate representation of the Bank before calculating the perpetuity flows.

b.         Loans and deposits

Loans were projected considering an increase of around 9.26% annually for Chile and 10.31% for Colombia. Expected changes in the product mix was modeled for both countries. The deposit portfolio was projected in relation to the reciprocity established as a goal.

Both concepts were modeled in line with the expectations of market growth and target market share. For the particular case of the Colombian market, the growth of the recovery portfolio was modeled in a way that considers the recovery of the market share that the Bank had before the merger will occur until 2023.

c.          Income

Interest income and commissions were projected in a consistent way with loans, modeling the interest rates and commissions projected for each portfolio and type of product. In addition, other important macroeconomic issues were considered, such as inflation and basic interest rate.

d.         Costs of funding

The cost projections are mainly determined based on demand deposits, term deposits and balances, considering an annual average ratio of 5.0% for Chile and 3.5% for Colombia.

e.          Discount rate

The discount rate of the cost of capital (“Ke”) in local currency, was used to discount the cash flows of each CGU. This calculation considers a premium for the risk of the country for each CGU.

f.           Perpetuity rate

The perpetuity growth rates are aligned with the growth of the economy in both jurisdictions. Consequently, these were built considering local inflation and GDP growth projections.

g.         Dividend payment

Dividend payments were used to maximize the cash flows to shareholders with the restriction that solvency ratio (technical capital to risk-weighted assets) did not exceed the limits required by the regulatory bodies, plus an additional 20%. In this way, a dividend of 30% was considered for the first six years and 50% in perpetuity.

4. Results of assessment

As a consequence of the impairment assessment process described above, management concluded that the amount recoverable from the CGUs exceed their carrying value (“CV”) according to the following:

		31/12/2017		31/12/2016		31/12/2016
		Chile	Colombia	Chile	Colombia	Chile	Colombia
Recoverable Amount / Carrying Value	(%)	118.30	102.00	127.70	109.5	—	—

Consequently, management has not identified an impairment impact that has to be recognized in the financial statements.

5. Sensitivity to changes in the key assumptions used

Estimates and judgments included in the calculations of recoverable amounts are based on historical experience and other factors, including the expectations of management regarding future events that are considered reasonable under current circumstances. Due to the inherent uncertainty associated with considering these estimates, actual results could differ from those estimates. Future events and changing market conditions may impact the Bank’s assumptions as to future interest and commissions’ revenue, net interest margin growth rates or discount rates that may result in changes in the estimates of the Bank’s future cash flows.

The following factors, among others, could significantly impact the impairment analysis and may result in future goodwill impairment charges that, if incurred, could have a material adverse effect on the Company’s financial condition and results of operations:

•              The macroeconomic factors in both, the Chilean and Colombian markets, may not recover and evolve from 2018 onwards in line with current expectations.

•              The operational integration of the Banks in Chile is not completed by 2019.

•              The operational integration, introduction of the Itaú brand and client segmentation in the Colombian market may not have the expected impact. Additionally, the Bank may not achieve the change in the product mix as stated in its formal budgets and plans. As a result, the Colombian CGU may not be able to achieve breakeven result during 2018 and a business recovery from 2019 onwards.

•              The recovery of the Bank´s pre-merger market share in Colombia expected to occur by 2023, depends on the achievement of the projection of an annual composed average growth rate for the loans portfolio, during the first years.

Management has performed a sensitivity analysis of the discount rates and growth in perpetuity of the CGU Colombia, separately, which would cause recoverable amount (“RA”) of the CGU Colombia to equal its CV:

		31/12/2017	31/12/2016	31/12/2015
Discount rates	(%)	11.6	13.1	—
Perpetuity growth rate	(%)	6.4	4.3	—

In addition, management performed a sensitivity analysis for the discount and growth rates of 60 basis points for the perpetuity of the Colombian CGU, separately considering in both cases, as follows:

		31/12/2017	31/12/2016	31/12/2015
Discount rates	(%)	11.5	12,4	—
Range	(%)	10.9 - 12.1	11.8 - 13.0	—
Range (RA/CV)	(%)	91.8 - 115.0	99.8 - 121.2	—
Perpetuity growth rate	(%)	6.5	5,6	—
Range	(%)	5.9 - 7.1	5.0 - 6.2	—
Range (RA/CV)	(%)	91.5 - 115.4	103.8 - 116.3	—

Management has considered and analyzed any possible reasonable changes for key assumptions and has not identified other situations in which the CV would exceed the RA.

6. Reconciliation of before and after taxes

The Bank has used the Ke as the rate of discount in its calculation of recoverable amount, which is observable after taxes. The following table shows the effect of considering the cash flows and the discount rate before taxes.

		31/12/2017		31/12/2016		31/12/2015
		Chile	Colombia	Chile	Colombia	Chile	Colombia
Discount rates	(%)	12.78	17.93	17.77	20.85	—	—
Recoverable amount/Carrying value	(%)	150.5	118.06	133.42	116.43	—	—

NOTE 31 OTHER OPERATING INCOME AND EXPENSES

a)        Other operating income

The detail of other operating income is as follows:

		2017	2016	2015
	Notes	MCh$	MCh$	MCh$
Revenues for assets received in lieu of payment
Gain on sales of assets received in lieu of payment		5,566	1,176	116
Others		2,578	75	169
Subtotal		8,144	1,251	285
Contingency provisions used
Other contingency provisions	19b)	—	—	5
Subtotal		—	—	5
Other revenues
Gain on sales of property, plant and equipment		14,119	37	—
Subtotal		14,119	37	—
Leasing contibutions revenue		522	514	—
Income tax Leasing assets		—	144	—
Other operatong income - Subsidiaries		3,092	2,572	—
Gain on sales of leased assets		19	349	274
Other operating income - Leasing		173	598	3,499
Insurance reimbursement		21	742	—
Minor Revenue		7,244	7,151	4,095
Provision Reimbursement		2,352	4,997	—
Other income		5,846	1,092	603
Subtotal		19,269	18,159	8,471
Total		41,532	19,447	8,761

b)        Other operating expenses

Other operating expenses are the following:

		2017	2016	2015
	Notes	MCh$	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Provisions for assets received in lieu of payment		(14,472)	(9,463)	(409)
Expenses for maintenance of goods received in payment		(714)	(596)	(72)
Subtotal		(15,186)	(10,059)	(481)
Provisions for contingencies
Other provisions for contingencies	19b)	(586)	(8,952)	(81)
Subtotal		(586)	(8,952)	(81)
Other expenses.
Loss on sale of fixed assets		(1,099)	(71)	(615)
Subtotal		(1,099)	(71)	(615)
Business Report Expense		—	(176)	—
Spend benefits points cards		(13,238)	(26,303)	(7,330)
Expenses for operating losses		(8,098)	(2,661)	(1,970)
Insurance expense law 20,027		(1,205)	(1,420)	(1,418)
Provisions for assets received in lieu of payment from leasing		(4,835)	(11,327)	—
Bank expenditure		(3,482)	(2,184)	—
Pronexo Spending		—	(439)	—
Fines and penalties		(2,025)	(880)	—
Lost property		(2,026)	(962)	—
Other expenses		(10,550)	(6,281)	(3,238)
Subtotal		(45,459)	(52,633)	(13,956)
Total		(62,330)	(71,715)	(15,133)

NOTE 32 RELATED PARTY TRANSACTIONS

As defined in IAS 24, a related party is: (a) a person or a close member of that person’s family related to a reporting entity if that person (i) has control or joint control of the reporting entity; (ii) has significant influence over the reporting entity; or (iii) is a member of the key management personnel of the reporting entity or of a parent of the reporting entity.  (b) An entity is related to a reporting entity if (i) the entity and the reporting entity are members of the same group; (ii) one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member); (iii) both entities are joint ventures of the same third party; (iv) one entity is a joint venture of a third entity and the other entity is an associate of the third entity; (v) the entity is a post-employment benefit plan for the benefit of employees of either the reporting entity or an entity related to the reporting entity; (vi) the entity is controlled or jointly controlled by a person identified in (a) or; (vii) a person identified in (a)(i) has significant influence  over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Transactions that the Bank entered into with related parties as of December 31, 2017, 2016 and 2015 are specified below:

a)        Loans granted to related parties

Loan granted to related parties as of December 31, 2017 and 2016 are as follows:

	Operating Companies	Investment Companies	Individuals
As of December 31, 2017	MCh$	MCh$	MCh$
Loan and receivables to customer
Commercial Loans	113,202	79,715	3,730
Mortgages Loans	—	—	19,273
Consumer Loans	—	—	5,081
Loans and receivables to customers - gross	113,202	79,715	28,084
Provision for loan losses	(1,323)	(5,688)	(98)
Loans and receivables to customers, net	111,879	74,027	27,986

	Operating Companies	Investment Companies	Individuals
As of December 31, 2016	MCh$	MCh$	MCh$
Loan and receivables to customer
Commercial Loans	117,362	93,170	3,070
Mortgages Loans	—	—	19,568
Consumer Loans	—	—	3,493
Loans and receivables to customers - gross	117,362	93,170	26,131
Provision for loan losses	(2,398)	(396)	(197)
Loans and receivables to customers, net	114,964	92,774	25,934

b)        Other transactions with related parties.

For the years ended December 31, 2017, 2016 and 2015, the Bank entered into the following transactions with related parties for amounts exceeding UF 1,000.

As of December 31, 2017:

			Balance Assets	Effect on statement of Income
			(Liability)	Income	(Expense)
Company	Description	Notes	MCh$	MCh$	MCh$
Redbanc S.A.	Automatic teller machine administration		—	—	3,355
Transbank S.A.	Credit Card processing		—	—	14,586
Combanc S.A.	Data transmission services		—	—	378
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance		—	7,819	948
Asesorias Cumelen S.A.	Advisory services		—	—	—
Corp Research S.A.	Management advisory services		—	—	453
Recuperadora de Créditos S.A.	Credit collection		—	—	—
Itaú Chile Inv. Serv. y Administración S.A.	Leases		—	—	650
Compañia de Seguros Confuturo S. A. (*)	Insurance		—	—	—
Instituto de Estudios Bancarios Guillermo Subercaseaux	Education services		—	—	143
Opina S.A.	Publishing services		—	—	—
VIP Asesorias y Servicios Integrales Ltda.	Advisory services		—	—	415
Everis Chile S.A.	Advisory services		—	—	607
CAI Gestion Inmobiliaria S.A.	Commercial home (Department stores)		—	—	115
Compañia de Seguros Corp Seguros S.A (*)	Insurance		—	—	—
Universidad Andres Bello	Education services		—	—	—
Promoservice S.A.	Promotion services		—	—	267
Comder Contraparte Central S.A	Banking services		—	—	1,067
Sinacofi S.A (*)	Data transmission services		—	—	—
Operadora de Tarjeta de Crédito Nexus S.A.	Credit Card processing		—	—	3,836
Pulso Editorial S.A	Publishing services		—	—	509
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building cost		—	—	4,725
Grupo de Radios Dial S.A.	Publicity		—	—	—
Hotel Corporation of Chile S.A.	Accomodation, events		—	—	265
Corp Imagen y diseños S.A.	Other services		—	—	196
Asesorias e Inversiones Rapelco Limitada S.A.	Other services		—	—	—
Corp Group Holding Inversiones Limitada	Advisory services		—	—	398
SMU S.A., Rendic Hnos. S.A.	Prepaid rent for space for ATMs	15	7,960	—	2,221
Inversiones Corp Group Interhold Ltda.	Management advisory services		—	—	3,097
Bcycle Latam SPA	Other services		—	—	552

(*)These companies at the end of December 2017 are no considered related parties.

As of December 31, 2016

			Balance Assets	Effect on statement of Income
			(Liability)	Income	(Expense)
Company	Description	Notes	MCh$	MCh$	MCh$
Redbanc S.A.	Automatic teller machine administration		—	—	3,754
Transbank S.A.	Credit Card processing		—	—	10,882
Combanc S.A.	Data transmission services		—	—	291
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance		—	5,653	2,782
Asesorias Cumelen S.A.	Advisory services		—	—	450
Corp Research S.A.	Management advisory services		—	—	443
Recuperadora de Créditos S.A.	Credit collection		—	—	540
Itaú Chile Inv. Serv. y Administración S.A.	Leases		—	—	422
Compañia de Seguros Confuturo S. A.	Insurance		—	—	1,418
Instituto de Estudios Bancarios Guillermo Subercaseaux	Education services		—	—	69
Opina S.A.	Publishing services		—	—	110
VIP Asesorias y Servicios Integrales Ltda.	Advisory services		—	—	185
Itaú Unibanco S.A.	Advisory services		—	—	—
CAI Gestion Inmobiliaria S.A.	Commercial home (Department stores)		—	—	90
Compañia de Seguros Corp Seguros S.A	Insurance		—	—	3,263
Universidad Andres Bello	Education services		—	—	32
Promoservice S.A.	Promotion services		—	—	1,431
Comder Contraparte Central S.A	Banking services		—	—	697
Sinacofi S.A	Data transmission services		—	—	918
Operadora de Tarjeta de Crédito Nexus S.A.	Credit Card processing		—	—	1,896
Pulso Editorial S.A	Publishing services		—	—	521
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building cost		—	—	5,010
Grupo de Radios Dial S.A.	Publicity		—	—	107
Hotel Corporation of Chile S.A.	Accomodation, events		—	—	64
Corp Imagen y diseños S.A.	Other services		—	—	82
Asesorias e Inversiones Rapelco Limitada S.A.	Other services		—	—	37
Corp Group Holding Inversiones Limitada	Advisory services		—	—	394
SMU S.A., Rendic Hnos. S.A.	Prepaid rent for space for ATMs	15	10,181	—	2,152
Inversiones Corp Group Interhold Ltda.	Management advisory services		—	—	2,172

The Bank, during 2016, purchased credit from Itaú Unibanco S.A. - Nassau Branch, for US$152,263,397 and Itaú Unibanco S.A. - New York Branch for US$25,875,000, through its New York Branch. This purchase was made at the par value of the loan portfolio and did not generate any impact on the financial statements.

As of December 31, 2015

			Balance Assets	Effect on statement of Income
			(Liability)	Income	(Expense)
Company	Description	Notes	MCh$	MCh$	MCh$
Redbanc S.A.	Automatic teller machine administration		—	—	888
Transbank S.A.	Credit Card processing		—	—	5,572
Combanc S.A.	Data transmission services		—	—	164
Itaú Chile Cía. de Seguros	Insurance		—	—	2,168
Itaú Chile Cía. de Seguros	Credit collection		—	—	53
Itaú Chile Cía. de Seguros	Leases		—	—	15
Recuperadora de Créditos S.A.	Credit collection		—	—	1,030
Itaú Chile Inv. Serv. y Administración S.A.	Leases		—	—	587
Itaú Unibanco S.A.	Advisory services		—	—	6,610

These transactions were carried out at normal market prices prevailing on the days of the transactions.

In accordance with IAS 24, the relationship of all listed companies in the above table falls under the category “other related parties.”

c)         Donations

As of December 31, 2017:

		Balance Assets	Effect on Statement of Income
		(Liability)	Income	(Expense)
Company	Description	MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	—	—	1,302
Fundación Descúbreme	Donations	—	—	200
Fundación Itaú	Donations	—	—	167
Fundación de Inclusión Social Aprendamos	Donations	—	—	5

As of December 31, 2016:

		Balance Assets	Effect on Statement of Income
		(Liability)	Income	(Expense)
Company	Description	MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	—	—	1,373
Fundación Descúbreme	Donations	—	—	173
Fundación Itaú	Donations	—	—	152
Fundación de Inclusión Social Aprendamos	Donations	—	—	5

As of December 31, 2015:

		Balance Assets	Effect on Statement of Income
		(Liability)	Income	(Expense)
Company	Description	MCh$	MCh$	MCh$
Fundación Itaú	Donations	—	—	336

d)        Other assets and liabilities with related parties

	As of December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$
ASSETS	23,962	44,790	2,251
Derivative financial instruments	21,687	33,951	1,807
Other assets	2,275	10,839	444
LIABILITIES	185,056	249,741	33,866
Derivative financial instruments	1,935	14,227	6,270
Demand deposits	37,464	69,473	3,757
Deposits and other time deposits	131,409	155,251	23,645
Other liabilities	14,248	10,790	194

e)         Operating income / expenses from related party transactions

	2017		2016		2015
	Income	Expenses	Income	Expenses	Income	Expenses
Type of recognized income or expense	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	10,146	4,902	11,370	5,913	167	1,817
Income and expenses on fees and services	5,227	—	5,483	—	1,632	—
Gain and loss on trading	2,333	1,534	3,399	7,810	1,887	6,303
Operating support expense	537	99	324	438	—	40
Other income and expense	216	390	70	303	225	382
Total	18,459	6,925	20,646	14,464	3,911	8,542

f)          Contracts with related parties

As of December 31, 2017:

Company	Description
Redbanc S.A.	Automatic teller machine administration
CAI Gestión Inmobiliaria S.A.	Commercial home (Department stores)
Unired S.A.	Payment management
Corp Imagen y Diseño S.A	Other services
Corp Research S.A	Advisory
Copesa S.A.	Advertising
Transbank S.A.	Credit card processing
Inversiones Santa Valentina S.A.	Administrative consulting
Combanc S.A.	Data transmission services
Servicios de Información Avanzada Comercial Financiera S.A	Advisory
Comder Contraparte Central S.A.	Advisory
Promoservice S.A.	Promotion services
Inversiones Corp Group Interhold S.A.	Administrative consulting
Nexus S.A.	Credit card processing
Rendic Hnos S.A.	Publishing services
Corp Group Holding Inversiones Limitada	Advisory
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building cost
Empresa Periodística La Tercera S.A.	Publishing services

As of December 31, 2016:

Company	Description
Redbanc S.A.	Automatic teller machine administration
Pulso Editorial S.A	Publishing services
SMU S.A., Rendic Hnos S.A.	Prepaid rent for space for ATMs
CAI Gestión Inmobiliaria S.A.	Commercial home (Department stores)
Unired S.A.	Payment management
Corp Imagen y Diseño S.A	Other services
Corp Research S.A	Advisory
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease
Instituto profesional AIEP S.A	Advertising services
Distribución y Servicios META S.A.	Other services
Transbank S.A.	Credit card processing
Inversiones Santa Valentina S.A.	Administrative consulting
Opina S.A.	Advisory
Compañia de Seguros CorpSeguros S.A.	Office rent
Itaú Chile Inversiones, Servicios y Administración S.A.	Office rent
Combanc S.A.	Data transmission services
Servicios de Información Avanzada Comercial Financiera S.A	Advisory
Sinacofi S.A.	Data transmission services
Comder Contraparte Central S.A.	Advisory
Promoservice S.A.	Promotion services
Inversiones Corp Group Interhold S.A.	Administrative consulting
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing
Laborum.com Chile S.A.	Publishing services
Corp Group Holding Inversiones Limitada	Advisory
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building cost
Empresa Periodística La Tercera S.A.	Publishing services

As of December 31, 2015:

Company	Description
Itaú Chile Inversiones Servicios y Administración S.A.	Corporate office rent

g)         Remunerations to members of the board and key management personnel

Remunerations paid to key management personnel are set forth in the table below:

	As of December 31
	2017	2016	2015
	MCh$	MCh$	MCh$
Short term benefits	27,759	35,762	18,523
Post-employment benefits	—	—	—
Other long-term benefits	—	—	72
Severance indemnities	3,471	14,893	—
Total	31,230	50,655	18,595

2017

The total remuneration received during the year 2017 by the managers and chief executives of Itaú Corpbanca amounted to MCh$21,505.

2016

The total remuneration received during the year 2016 by the managers and chief executives of Itaú Corpbanca amounted to MCh$23,878.

2015

The total remuneration received during the year 2016 by the managers and chief executives of Itaú Corpbanca amounted to MCh$18,523.

h)        Key management personnel

As of December 31, 2017, 2016 and 2015, the composition of the Bank’s key management personnel was as follows:

	Number of executives
	As of December 31,
Position	2017	2016	2015
Directors	11	11	—
Chief Executive Officers-at the Subsidiaries	7	10	1
Corporative Manager	11	9	8
Area manager	94	102	3
Deputy Managers	155	149	—
Vicepresident	2	2	—

i)            Transactions with key management personnel

During 2017, 2016 and 2015 transactions with key personnel were carried out as follows:

	Income
	2017	2016	2015
	MCh$	MCh$	MCh$
Credit Cards	390	307	392
Consumer loans	793	868	717
Commercial loans	815	700	646
Mortgages loans	3,541	3,554	4,337

NOTE 33 FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

This disclosure was prepared based on the guidelines “Fair Value of Financial Instruments” from IFRS 13 “Fair Value Measurements.”

The following section details the main guidelines and definitions used by the Group:

Fair value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e.. an exit price). The transaction is carried out in the principal(27) or most advantageous (28) market and is not forced (i.e.. it does not consider factors specific to the Group that may influence a real transaction).

Market participants: Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a.   They are independent of each other, i.e. they are not related parties as defined in IAS 24, “Related Party Disclosures,” although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

b.   They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c.   They are able to enter into a transaction for the asset or liability.

d.   They are willing to enter into a transaction for the asset or liability (i.e.. they are motivated, but not forced or otherwise compelled, to do so).

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

Prices: Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e.. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Highest and best use of non-financial assets: The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

(27)  The market with the greatest volume and level of activity for the asset or liability.

(28)  The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

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

Valuation techniques: The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention:

a.   Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g.. a business).

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

Components of the present value measurement: Present value is the tool used to link future amounts (e.g.. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

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

d.   The price for bearing the uncertainty inherent in the cash flows (i.e.. a risk premium).

e.   Other factors that market participants would take into account in the circumstances.

f.    For a liability, the non-performance risk relating to that liability, including the entity’s (i.e.. the debtor’s) own credit risk.

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

1.1 Determination of the fair value of financial instruments

The following table summarizes the fair values of the Bank’s main financial assets and liabilities as of December 31, 2017, 2016 and 2015, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

		As of December 31,
		2017		2016		2015
		Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	964,030	964,030	1,487,137	1,487,137	477,809	477,809
Cash in the process of collection	5	157,017	157,017	145,769	145,769	62,095	62,095
Trading portfolio financial assets	6	415,061	415,061	632,557	632,557	17,765	17,765
Investments under agreements to resell	7	28,524	28,524	170,242	170,242	10,293	10,291
Derivative financial instruments	8	1,248,775	1,248,775	1,102,769	1,102,769	227,984	227,984
Loans and receivables from banks	9	70,077	70,077	150,568	150,568	99,398	99,493
Loans and receivables from customers	10	19,764,078	19,893,448	20,444,648	20,480,706	6,705,492	7,228,761
Financial investments available-for-sale	11	2,663,478	2,663,478	2,074,077	2,074,077	514,985	514,985
Held to maturity investments	11	202,030	201,283	226,433	200,615	—	—
LIABILITIES
Current accounts and demand deposits	16	4,141,667	4,141,667	4,453,191	4,453,191	981,349	981,998
Transaction in the course of payment	5	109,496	109,496	67,413	67,413	26,377	26,377
Obligations under repurchase agreements	7	420,920	420,920	373,879	373,879	43,727	46,933
Time deposits and saving accounts	16	10,065,243	10,099,251	11,581,710	11,603,528	3,952,573	4,069,435
Derivative financial instruments	8	1,095,154	1,095,154	907,334	907,334	253,183	253,183
Borrowings from financial institutions	17	2,196,130	2,216,507	2,179,870	2,190,715	658,600	660,721
Debt issued	18	5,950,038	6,185,043	5,460,253	5,419,646	1,504,335	1,723,689
Other financial obligations	18	17,066	17,066	25,563	25,563	20,733	21,457

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

The following section describes the methods used to estimate fair value:

1.1.1. Fair Value Measurements of assets and liabilities only for disclosure purposes (non-recurring):

		Non-Recurring Fair Value Measurement of Items
		As of December 31,
		2017	2016	2015
	Notes	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	964,030	1,487,137	477,809
Cash in the process of collection	5	157,017	145,769	62,095
Investments under agreements to resell	7	28,524	170,242	10,291
Loans and receivables from banks	9	70,077	150,568	99,493
Loans and receivables from customers		19,893,448	20,480,706	7,228,761
Held to maturity investments		201,283	200,615	—
		21,314,379	22,635,037	7,878,449
LIABILITIES
Current accounts and demand deposits	16	4,141,667	4,453,191	981,998
Transaction in the course of payment	5	109,496	67,413	26,377
Obligations under repurchase agreements	7	420,920	373,879	46,933
Time deposits and saving accounts		10,099,251	11,603,528	4,069,435
Borrowings from financial institutions		2,216,507	2,190,715	660,721
Debt issued		6,185,043	5,419,646	1,723,689
Other financial obligations	18	17,066	25,563	21,457
		23,189,950	24,133,935	7,530,610

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

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

•             Time deposits and saving accounts

•             Borrowings from financial institutions

•             Debt issued

1.1.2.      Fair Value measurement of financial assets and liabilities (recurring):

		Fair value measurement of recurring items
		As of December 31,
		2017	2016	2015
	Note	MCh$	MCh$	MCh$
ASSETS
Trading portfolio financial assets	6	415,061	632,557	17,765
From the Chilean Government and Central Bank		7,126	26,204	6,411
Other instruments issued in Chile		5	13,394	—
Foreign government and Central Bank instruments		381,262	547,499	—
Other instruments issued abroad		8,147	11,727	—
Mutual fund investments		18,521	33,733	11,354
Financial investments available for sale	11	2,663,478	2,074,077	514,985
From the Chilean Government and Central Bank		1,783,877	1,173,973	250,869
Other instruments issued in Chile		147,762	432,811	261,641
Foreign government and Central Bank instruments		420,687	284,444	—
Other instruments issued abroad		300,740	162,882	—
Other investments		10,412	19,967	2,475
Derivative financial instruments	8	1,248,775	1,102,769	227,984
Forwards		316,901	177,590	35,874
Swaps		930,744	923,871	192,110
Call Options		421	977	—
Put Options		709	331	—
Others		—	—	—
Total		4,327,314	3,809,403	760,734

LIABILITIES
Derivative financial instruments	8	1,095,154	907,334	253,183
Forwards		333,482	147,783	54,016
Swaps		759,216	757,499	199,167
Call Options		86	941	—
Put Options		2,370	1,111	—
Others		—	—	—
Total		1,095,154	907,334	253,183

Financial Instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

•             Trading portfolio financial assets

•             Financial investments available for sale

Financial Derivative Instruments

The estimated fair value of derivative instruments is calculated using prices quoted on the market for financial instruments of similar characteristics. The methodology, therefore, recognizes the credit risk of each counterparty. The adjustments are known internationally as the counterparty value adjustment (“CVA”), which consists of an adjustment for debtor risk (credit value adjustment or CVA) and for creditor risk (debit value adjustment or “DVA”). The sum of these adjustments gives the effective counterparty risk that the derivative contract must have. These adjustments are recorded periodically in the financial statements. As of December 2017, 2016 and 2015, the portfolio of derivative contracts in both Chile and Colombia had an aggregate effect of (MCh$52,029), MCh$(50,750) and MCh$(97) respectively detailed as follows:

	As of December 31,
	2017		2016		2015
	CVA	DVA	CVA	DVA	CVA	DVA
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging	(2)	815	(36)	244	—	—
Fair value	(11)	783	(12)	274	—	—
Currency Forwards	—	—	—	—	—	—
Currency Swaps	(5)	222	9	37	—	—
Interest Rate Swaps	(6)	561	(21)	237	—	—
Cash flow	1	54	(18)	(6)	—	—
Currency Forwards	(1)	(13)	(17)	—	—	—
Currency Swaps	—	27	(1)	5	—	—
Interest Rate Swaps	2	40	—	(11)	—	—
Foreign investment	8	(22)	(6)	(24)	—	—
Currency Forwards	8	(22)	(6)	(24)	—	—
Currency Swaps	—	—	—	—	—	—
Interest Rate Swaps	—	—	—	—	—	—
Derivatives held for trading	(53,396)	554	(51,961)	1,003	(97)	—
Currency Forwards	(258)	(724)	(1,161)	(72)	(477)	—
Currency Swaps	(42,829)	367	(28,951)	526	537	—
Interest Rate Swaps	(10,244)	911	(21,860)	549	(157)	—
Currency Call Options	—	—	(10)	—	—	—
Currency Put Options	(65)	—	21	—	—	—
Total financial derivatives	(53,398)	1,369	(51,997)	1,247	(97)	—

1.2 Fair value hierarchy(29)

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

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter (“OTC”) markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, a price provider is used, which corresponds to a public quotation. The comparative prices are defined under the criterion of similarity in duration, type of currency and they are traded equivalently on a daily basis. The valuation of these instruments is identical to the Stock Exchange Comercio de Santiago, which is a standard and international methodology. This methodology uses the rate of internal return to discount the flows of the instrument.

(29)  Level 2 and level 1 hierarchy instruments are not subject to adjustments of liquidity and credit spread because prices for such instruments are observed on active markets.

•    Level 2: the specific instrument does not have daily quotes. However, similar instruments can be observed (e.g.. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from over-the-counter (“OTC”) transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument’s cash flows or the price volatility of an asset. Finally, cash flows are discounted.

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

Due to the lack of liquidity of the active banking rate (“TAB”), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the Interest Rate Swap with the greatest market depth.

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

As of December 31, 2017:

	As of December 31, 2017
Impact of Calibration in MCh$	Total	Volatility of American Forwards	TAB 30	TAB 90	TAB 180	TAB 360
American Forward USD-CLP	—	—	—	—	—	—
Basis TAB CLP	292	—	157	46	84	5
Basis TAB CLF	38	—	—	—	30	8
Total	330	—	157	46	114	13

As of December 31, 2016:

	As of December 31, 2016
Impact of Calibration in MCh$	Total	Volatility of American Forwards	TAB 30	TAB 90	TAB 180	TAB 360
American Forward USD-CLP	—	—	—	—	—	—
Basis TAB CLP	399	—	221	70	99	9
Basis TAB CLF	61	—	—	—	43	18
Total	460	—	221	70	142	27

As of December 31, 2015:

	As of December 31, 2015
Impact of Calibration in MCh$	Total	Volatility of American Forwards	TAB 30	TAB 90	TAB 180	TAB 360
Basis TAB CLP	48	—	—	—	46	2
Basis TAB CLF	5	—	—	—	5	—
Total	53	—	—	—	51	2

The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
1	Foreign Exchange	Not Applicable	OTC, Bloomberg	Directly observable price.
	Shares	Various	Santiago Stock Exchange	Directly observable price.
	Mutual Funds	Asset Managers	SVS	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Stock Exchange	Internal rate of return (“IRR”) based on prices.
2	Derivatives	Not Applicable	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market instruments	Chilean Central Bank and Chilean Treasury	Santiago Stock Exchange	Interest rate curves based on prices.
	Money market instruments	Banks	Santiago Stock Exchange	Interest rate curves based on prices.
	Bonds	Companies,	Pricing supplier	Interest rate curves based on

		banks		correlations, spreads, extrapolations, etc.
3	Derivatives, active banking rate (TAB)	Not Applicable	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	Not Applicable	Bloomberg	Black and Scholes with inputs from European options.

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for December 31, 2017, 2016 and 2015.

As of December 31, 2017:

			Recurring Fair Value Measurement of Items Using
		Fair Value	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	Note	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading portfolio financial assets	6	415,061	409,197	5,864	—
From the Chilean Government and Central Bank		7,126	7,126	—	—
Others instruments issued in Chile		5	—	5	—
Foreign government and Central Bank instruments		381,262	378,636	2,626	—
Others instruments issued abroad		8,147	4,914	3,233	—
Mutual fund investments		18,521	18,521	—	—
Financial investments available for sale	11	2,663,478	2,505,304	158,174	—
From the Chilean Government and Central Bank		1,783,877	1,783,877	—	—
Others instruments issued in Chile		147,762	—	147,762	—
Foreign government and Central Bank instruments		420,687	420,687	—	—
Others instruments issued abroad		300,740	300,740	—	—
Others investments		10,412	—	10,412	—
Derivative financial instruments	8	1,248,775	—	1,218,247	30,528
Forwards		316,867	—	316,814	53
Swaps		930,745	—	900,270	30,475
Call Options		419	—	419	—
Put Options		709	—	709	—
Others		35	—	35	—
Total		4,327,314	2,914,501	1,382,285	30,528

LIABILITIES
Derivative financial instruments	8	1,095,154	—	1,094,549	605
Forwards		333,481	—	333,481	—
Swaps		759,216	—	758,611	605
Call Options		87	—	87	—
Put Options		2,370	—	2,370	—
Others		—	—	—	—
Total		1,095,154	—	1,094,549	605

As of December 31, 2016:

			Recurring Fair Value Measurement of Items Using
		Fair Value	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	Note	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading portfolio financial assets	6	632,557	607,436	25,121	—
From the Chilean Government and Central Bank		26,204	26,204	—	—
Others instruments issued in Chile		13,394	—	13,394	—
Foreign government and Central Bank instruments		547,499	547,499	—	—
Others instruments issued abroad		11,727	—	11,727	—
Mutual fund investments		33,733	33,733	—	—
Financial investments available for sale	11	2,074,077	1,484,145	589,932	—
From the Chilean Government and Central Bank		1,173,973	1,173,973	—	—
Others instruments issued in Chile		432,811	—	432,811	—
Foreign government and Central Bank instruments		284,444	150,009	134,435	—
Others instruments issued abroad		162,882	156,045	6,837	—
Others investments		19,967	4,118	15,849	—
Derivative financial instruments	8	1,102,769	—	1,061,645	41,124
Forwards		177,590	—	177,590	—
Swaps		923,871	—	882,747	41,124
Call Options		977	—	977	—
Put Options		331	—	331	—
Others		—	—	—	—
Total		3,809,403	2,091,581	1,676,698	41,124

LIABILITIES
Derivative financial instruments	8	907,334	—	905,994	1,340
Forwards		147,783	—	147,174	609
Swaps		757,499	—	756,768	731
Call Options		941	—	941	—
Put Options		1,111	—	1,111	—
Others		—	—	—	—
Total		907,334	—	905,994	1,340

As of December 31, 2015:

			Recurring Fair Value Measurement of Items Using
		Fair Value	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	Note	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading portfolio financial assets	6	17,765	17,765	—	—
From the Chilean Government and Central Bank		6,411	6,411	—	—
Others instruments issued in Chile		—	—	—	—
Foreign government and Central Bank instruments		—	—	—	—
Others instruments issued abroad		—	—	—	—
Mutual fund investments		11,354	11,354	—	—
Financial investments available for sale	11	514,985	514,679	306	—
From the Chilean Government and Central Bank		250,869	250,869	—	—
Others instruments issued in Chile		261,641	261,641	—	—
Foreign government and Central Bank instruments		—	—	—	—
Others instruments issued abroad		—	—	—	—
Others investments		2,475	2,169	306	—
Derivative financial instruments	8	227,984	—	227,230	754
Forwards		35,873	—	35,873	—
Swaps		192,111	—	191,357	754
Call Options		—	—	—	—
Put Options		—	—	—	—
Others		—	—	—	—
Total		760,734	532,444	227,536	754

LIABILITIES
Derivative financial instruments	8	253,183	—	253,183	—
Forwards		54,016	—	54,016	—
Swaps		199,167	—	199,167	—
Call Options		—	—	—	—
Put Options		—	—	—	—
Others		—	—	—	—
Total		253,183	—	253,183	—

1.2.1 Transfers between level 1 and 2

During 2017 and 2016, no assets were transferred between levels 1 and 2.

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

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of year-end 2017, 2016 and 2015.

Level 3 Reconciliation	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Net of purchases, sales and agreements	Transfes from level 1 or level 2	Closing balance
2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading portfolio financial assets	—	—	—	—	—	—
Financial investments available for sale	—	—	—	—	—	—
Derivative financial instruments	41,124	4,849	—	(15,445)	—	30,528
Forwards	—	209	—	(156)	—	53
Swaps	41,124	4,640	—	(15,289)	—	30,475
Call Option	—	—	—	—	—	—
Put Option	—	—	—	—	—	—
Total	41,124	4,849	—	(15,445)	—	30,528

LIBILITIES
Derivative financial instruments	1,340	(325)	—	(410)	—	605
Forwards	609	(465)	—	(144)	—	—
Swaps	731	140	—	(266)	—	605
Call Option	—	—	—		—	—
Put Option	—	—	—		—	—
Total	1,340	(325)	—	(410)	—	605

Level 3 Reconciliation	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Net of purchases, sales and agreements	Transfes from level 1 or level 2	Closing balance
2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading portfolio financial assets	—	—	—	—	—	—
Financial investments available for sale	—	—	—	—	—	—
Derivative financial instruments	754	646	—	39,724	—	41,124
Forwards	—	221	—	(221)	—	—
Swaps	754	425	—	39,945	—	41,124
Call Option	—	—	—	—	—	—
Put Option	—	—	—	—	—	—
Total	754	646	—	39,724	—	41,124

LIBILITIES
Derivative financial instruments	—	2,715	—	(1,375)	—	1,340
Forwards	—	738	—	(129)	—	609
Swaps	—	1,977	—	(1,246)	—	731
Call Option	—	—	—		—	—
Put Option	—	—	—		—	—
Total	—	2,715	—	(1,375)	—	1,340

Level 3 Reconciliation	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Net of purchases, sales and agreements	Transfes from level 1 or level 2	Closing balance
2015	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading portfolio financial assets	—	—	—	—	—	—
Financial investments available for sale	—	—	—	—	—	—
Derivative financial instruments	173	581	—	—	—	754
Forwards	—	—	—	—	—	—
Swaps	173	581	—	—	—	754
Call Option	—	—	—	—	—	—
Put Option	—	—	—	—	—	—
Total	173	581	—	—	—	754

LIBILITIES
Derivative financial instruments	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	—	—	—	—	—	—
Call Option	—	—	—	—	—	—
Put Option	—	—	—	—	—	—
Total	—	—	—	—	—	—

1.2.3 Hierarchy for remaining assets and liabilities

The following table classifies assets and liabilities measured at fair value on a non-recurring basis, in accordance with the fair value hierarchy as of December 31, 2017, 2016 and 2015.

		Measurement at fair value of items not valued on recurrent
		Estimated fair value	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
As of December 31, 2017	Note	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	964,030	964,030	—	—
Cash in the process of collection	5	157,017	157,017	—	—
Investments under agreements to resell	7	28,524	28,524	—	—
Loans and receivables from banks	9	70,077	70,077	—	—
Loans and receivables from customers		19,893,448	—	—	19,893,448
Held to maturity investments		201,283	—	201,283	—
		21,314,379	1,219,648	201,283	19,893,448
LIABILITIES
Current accounts and demand deposits	16	4,141,667	4,141,667	—	—
Transaction in the course of payment	5	109,496	109,496	—	—
Obligations under repurchase agreements	7	420,920	420,920	—	—
Time deposits and saving accounts		10,099,251	—	10,099,251	—
Borrowings from financial institutions		2,216,507	2,216,507	—	—
Debt issued		6,185,043	—	6,185,043	—
Other financial obligations	18	17,066	17,066	—	—
		23,189,950	6,905,656	16,284,294	—

		Measurement at fair value of items not valued on recurrent
		Estimated fair value	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
As of December 31, 2016	Note	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	1,487,137	1,487,137	—	—
Cash in the process of collection	5	145,769	145,769	—	—
Investments under agreements to resell	7	170,242	170,242	—	—
Loans and receivables from banks	9	150,568	150,568	—	—
Loans and receivables from customers		20,480,706	—	—	20,480,706
Held to maturity investments		200,615	—	200,615	—
		22,635,037	1,953,716	200,615	20,480,706
LIABILITIES
Current accounts and demand deposits	16	4,453,191	4,453,191	—	—
Transaction in the course of payment	5	67,413	67,413	—	—
Obligations under repurchase agreements	7	373,879	373,879	—	—
Time deposits and saving accounts		11,603,528	—	11,603,528	—
Borrowings from financial institutions		2,190,715	2,190,715	—	—
Debt issued		5,419,646	—	5,419,646	—
Other financial obligations	18	25,563	25,563	—	—
		24,133,935	7,110,761	17,023,174	—

		Measurement at fair value of items not valued on recurrent
		Estimated fair value	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
As of December 31, 2015	Note	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	477,809	477,809	—	—
Cash in the process of collection		62,086	62,086	—	—
Investments under agreements to resell		10,291	10,291	—	—
Loans and receivables from banks		99,493	99,493	—	—
Loans and receivables from customers		7,228,761	—	—	7,228,761
Held to maturity investments		—	—	—	—
		7,878,440	649,679	—	7,228,761
LIABILITIES
Current accounts and demand deposits		981,998	981,998	—	—
Transaction in the course of payment	5	26,377	26,377	—	—
Obligations under repurchase agreements		46,933	46,933	—	—
Time deposits and saving accounts		4,069,435	—	4,069,435	—
Borrowings from financial institutions		660,721	660,721	—	—
Debt issued		1,723,689	—	1,723,689	—
Other financial obligations		21,457	21,457	—	—
		7,530,610	1,737,486	5,793,124	—

NOTE 34 RISK MANAGEMENT

a.         Introduction:

As a result of its activities, the Group is exposed to several types of risks mainly related to its loan portfolio and financial instruments.

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

Risk Management Structure:

Board of Directors

Within the Group, the Board of Directors plays a leading role in corporate governance. It is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF. One of the principal functions of the Board of Directors is to ensure that measures are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices and defined risk appetite levels.  To accomplish this, a governance structure made up of various committees has been formed. These committees lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank’s risks.

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

The Audit Committee must reinforce and support internal audit functions including its independence from management and serve, at the same time, as a link between the internal audit department and the independent auditors as well as between these two groups and the Board of Directors.

Directors’ Committee

The Directors’ Committee’s objective is to strengthen the self-regulation of the Bank and other entities under its control, making the Board’s work more efficient through increased oversight of management’s activities.

Likewise, responsible for making the agreements necessary to protect shareholders, especially minority shareholders, examining executive compensation systems and analyzing and issuing a report on the transactions referenced in title XVI of Law 18,046. A copy of this report is sent to the Board, which must read the report and approve or reject each respective transaction.

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

Asset-Liability Committee (“ALCO”)

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

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee

This committee’s main purpose is to plan and coordinate activities to comply with policies and procedures to prevent asset laundering, terrorism financing and bribery, to maintain itself informed of the work carried out by the Bank’s compliance officer, who has also been designated as the head of prevention in conformity with Law No. 20,393, as well as to adopt agreements to improve prevention and control measures proposed by the compliance officer.

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

Compliance Committee

The Compliance Committee’s main purpose is to define, promote and ensure that the conduct of all Itaú Corpbanca employees meets the highest possible standards of personal and professional excellence. Employee conduct should, at all times, be guided by the principles and values that embody our organization’s spirit, philosophy and good business practices. It is also responsible for ensuring that the Bank’s regulatory compliance model is properly applied in accordance with definitions set by this committee, and for maintaining itself informed of the work carried out by the compliance officer on such matters, as well as adopting agreements to improve control measures proposed by the compliance officer.

Committee on Risk Methodologies

The objective of the Risk Methodologies Committee is to ensure the quality of all methodologies for estimating the Bank’s provisions for all business areas.

This Committee - which exercises its functions with respect to the Bank, its divisions and subsidiaries - deals with certain corporate aspects such as policies, manuals and procedures related to the methodologies of group provisions, as well as the statistical models of admission, behavior and provisions.

Its main members are: Corporate Risk Manager, Risk Control Manager, Retail Credit Manager, Financial Risk Manager, Responsible for Monitoring and Control of Retail and Responsible for Risk Models.

Portfolio Committee

The objective of the Portfolio Committee is to monitor the evolution of the Bank’s wholesale and retail portfolios in terms of their risk-return ratio, their adjustment to the defined risk appetite and the progress made in materializing short-term and long-term strategies or instructions.

As a result, it considers in its analysis the competition, the movements of its most relevant actors and the main risks that affect the management of the portfolios, as well as the projects that have an impact on the matter.

Its main members are: General Manager, Corporate Risk Manager, Risk Control Manager, Wholesale Credit Manager, Wholesale Banking Manager, Retail Credit Manager, Retail Banking Manager, Financial Planning and Control Manager and Product Manager and Marketing.

Internal Audit

The main function of Internal Audit is to support the Board of Directors and senior management to independently assess the maintenance, application and proper functioning of the Bank’s internal control system, which also entails supervising compliance with rules and procedures.

Code of Conduct and Market Information Manual

The objective of the Code of Conduct and Market Information Manual is to continue progressing to become the best bank and have first-rate human capital.  All associates, directors and subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

In response to our clients’ trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the Code of Conduct.

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

•             Substandard portfolio.

•             Default portfolio.

Normal Risk Portfolio(30)

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

Substandard Portfolio(31)

This portfolio includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing low flexibility to meet its financial obligations in the short term. Among other customers, this portfolio includes debtors with recent balances between 30 and 89 days past due that can be attributed to the company’s performance.

They are evaluated by analyzing a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

Default Portfolio(32)

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

(30)  Corresponding to amounts presented in Note 34 “Credit Quality by Financial Asset Class”, detail in Normal Portfolio (letter A1 to A6).

(31)  Corresponding to amounts presented in Note 34 section Credit Quality by Financial Asset Class, detail in Impaired Portfolio (letter B1 to B2).

(32)  Corresponding to amounts presented in Note 34 section Credit Quality by Financial Asset Class, detail in Impaired Portfolio (Impaired column)

Maximum Exposure to Credit Risk

The following table shows the Bank’s maximum credit risk exposure by financial asset as of December 31, 2017, 2016 and 2015 for different balance sheet items, including derivatives, without deducting real guarantees or other credit enhancements received:

		Maximum Exposure
		12/31/2017	12/31/2016	12/31/2015
	Notes	MCh$	MCh$	MCh$
Loans and receivables from banks, net	9	70,077	150,568	99,398
Loans and receivables from customers, net	10	19,764,078	20,444,648	6,705,492
Derivative financial instruments	8	1,248,775	1,102,769	227,984
Investments under agreements to resell	7	28,524	170,242	10,293
Financial investments available-for-sale	11	2,663,478	2,074,077	514,985
Held to maturity investments	11	202,030	226,433	—
Other assets	15	429,025	427,394	135,742
Total		24,405,987	24,596,131	7,693,894

For more detail on maximum credit risk exposure and concentration by type of financial instrument, see the specific Notes.

The following table displays the concentration of credit risk by industry for financial assets:

		12/31/2017			12/31/2016			12/31/2015
		Maximum gross exposure	Maximum net exposure (1)%		Maximum gross exposure	Maximum net exposure (1)%		Maximum gross exposure	Maximum net exposure (1)%
	Note	MCh$	MCh$		MCh$	MCh$		MCh$	MCh$
Manufacturing		1,040,491	960,774	7.24%	1,221,396	1,175,746	8.27%	444,647	432,418	9.74%
Mining		644,061	419,582	3.16%	703,440	660,238	4.64%	203,501	202,984	4.46%
Electricity, gas and water		936,483	466,008	3.51%	1,135,329	1,101,118	7.75%	323,299	323,961	7.08%
Agriculture and Livestock		415,930	289,826	2.18%	427,745	415,040	2.92%	118,839	114,863	2.60%
Forestry and wood extraction		38,807	32,165	0.24%	35,347	34,621	0.24%	25,146	25,036	0.55%
Fishing		13,912	8,688	0.07%	58,770	50,014	0.35%	30,433	20,798	0.67%
Transport		668,477	450,949	3.40%	694,353	670,160	4.71%	310,530	307,912	6.80%
Communications		94,439	28,201	0.21%	80,160	77,433	0.54%	13,954	13,710	0.31%
Construction		1,638,120	1,357,343	10.23%	1,624,794	1,596,341	11.23%	296,322	292,737	6.49%
Commerce		1,712,850	998,567	7.54%	1,714,589	1,629,316	11.46%	480,645	469,286	10.53%
Services		3,780,733	2,578,863	19.43%	4,287,373	4,183,200	29.42%	1,522,177	1,515,440	33.33%
Others		2,732,243	5,678,666	42.79%	2,651,175	2,622,316	18.47%	796,973	785,326	17.44%
Subtotal Commercial Loans	10 a)	13,716,546	13,269,632	100.00%	14,634,471	14,215,543	100.00%	4,566,466	4,504,471	100.00%
Consumer Loans	10 a)	2,513,306	2,376,712		2,480,964	2,364,060		700,757	673,424
Mortgage Loans	10 a)	4,152,753	4,117,734		3,888,517	3,865,045		1,533,848	1,527,597
Total		20,382,605	19,764,078		21,003,952	20,444,648		6,801,071	6,705,492

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

For loans to individuals, the main guarantees are:

•             Houses and

•             Apartments.

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets). As of December 31,

2017, 2016 and 2015, the fair value of guarantees taken corresponds to 126.89%, 116.97% and 107.40% of the assets covered, respectively.

In the case of mortgage guarantees, as of December 31, 2017, 2016 and 2015, the fair value of the guarantees taken corresponds to 85.46%, 78.35% and 69.98% of the balance receivable on loans, respectively.

Credit Quality by Financial Asset Class

A detail by credit quality is summarized as follows:

	Normal Portfolio						Impaired Portfolio (*)					Group Portfolio
												Normal	Impaired
	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Subtotal	Total	Portfolio	Portfolio	Subtotal	General Total
12/31/2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and receivables from banks	862	42,105	23,025	4,293	—	—	—	—	—	—	70,285	—	—	—	70,285
Provisions	—	76	132	—	—	—	—	—	—	—	208	—	—	—	208
% Provisions	0.00%	0.18%	0.57%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.30%	0.00%	0.00%	0.00%	0.30%
Loans and receivables from customers Commercial Loans:
General Commercial loans	34,371	188,865	2,651,517	3,263,945	2,423,298	593,069	158,313	106,093	606,942	871,348	10,026,413	980,093	109,570	1,089,663	11,116,076
Foreign Trade loans	—	—	150,154	244,954	145,609	13,995	17,078	8,085	85,032	110,195	664,907	27,168	8,658	35,826	700,733
Lines of credit and overdrafts	633	922	13,317	25,229	24,647	5,443	4,345	640	4,447	9,432	79,623	48,594	11,131	59,725	139,348
Factored receivables	27,456	9,726	17,735	50,559	18,656	3,443	598	—	298	896	128,471	12,202	65	12,267	140,738
Student loans	—	—	—	—	—	—	—	—	—	—	—	598,717	54,286	653,003	653,003
Leasing contracts	2,186	7,059	94,226	269,425	310,915	66,536	25,076	5,783	82,231	113,090	863,437	70,641	6,711	77,352	940,789
Other outstanding loans	3	59	508	2,972	3,509	563	126	39	878	1,043	8,657	13,817	3,385	17,202	25,859
Subtotal Commercial loans	64,649	206,631	2,927,457	3,857,084	2,926,634	683,049	205,536	120,640	779,828	1,106,004	11,771,508	1,751,232	193,806	1,945,038	13,716,546
Provisions	21	197	2,153	22,819	52,874	16,509	6,087	2,315	195,177	203,579	298,152	57,057	91,705	148,762	446,914
% Provisión	0.03%	0.10%	0.07%	0.59%	1.81%	2.42%	2.96%	1.92%	25.03%	18.41%	2.53%	3.26%	47.32%	7.65%	3.26%
Consumer loans	—	—	—	—	—	—	—	—	—	—	—	2,396,246	117,060	2,513,306	2,513,306
Provisions	—	—	—	—	—	—	—	—	—	—	—	93,255	43,339	136,594	136,594
% Provisión	—	—	—	—	—	—	—	—	—	—	—	3.89%	37.02%	5.43%	5.43%
Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	3,975,744	177,009	4,152,753	4,152,753
Provisions	—	—	—	—	—	—	—	—	—	—	—	22,730	12,289	35,019	35,019
% Provisión	—	—	—	—	—	—	—	—	—	—	—	0.57%	6.94%	0.84%	0.84%
Total loans and receivable from customers	64,649	206,631	2,927,457	3,857,084	2,926,634	683,049	205,536	120,640	779,828	1,106,004	11,771,508	8,123,222	487,875	8,611,097	20,382,605
Provisions	21	197	2,153	22,819	52,874	16,509	6,087	2,315	195,177	203,579	298,152	173,042	147,333	320,375	618,527
% Provisión	0.03%	0.10%	0.07%	0.59%	1.81%	2.42%	2.96%	1.92%	25.03%	18.41%	2.53%	2.13%	30.20%	3.72%	3.03%
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*) B1 and B2: Customers who have financial difficulties but still are not impaired.

Impaired: Customers who have financial difficulties and are impaired.

	Normal Portfolio						Impaired Portfolio (*)				Total	Group Portfolio
12/31/2016	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Subtotal		Normal Portfolio	Impaired Portfolio	Subtotal	General Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and receivables from banks	37,960	76,834	33,751	2,235	—	—	—	—	—	—	150,780	—	—	—	150,780
Provisions	14	85	74	39	—	—	—	—	—	—	212	—	—	—	212
% Provisions	0.04%	0.11%	0.22%	1.74%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.14%	0.00%	0.00%	0.00%	0.14%
Loans and receivables from customers Commercial Loans:
General Commercial loans	47,699	204,313	2,647,749	3,852,211	2,438,286	509,927	288,559	124,372	533,585	946,516	10,646,701	1,195,886	113,777	1,309,663	11,956,364
Foreign Trade loans	—	727	150,548	337,499	113,418	34,313	21,950	7,419	67,299	96,668	733,173	20,198	773	20,971	754,144
Lines of credit and overdrafts	2	407	10,443	19,249	20,847	7,218	2,140	914	3,452	6,506	64,672	65,640	3,389	69,029	133,701
Factored receivables	11,811	9,550	20,040	15,093	11,729	2,903	128	—	835	963	72,089	3,713	339	4,052	76,141
Student loans	—	—	—	—	—	—	—	—	—	—	—	583,776	26,539	610,315	610,315
Leasing contracts	4,234	6,064	107,786	307,019	325,678	62,920	54,327	6,998	87,025	148,350	962,051	104,279	7,176	111,455	1,073,506
Other outstanding loans	111	312	2,101	3,264	3,318	664	493	51	826	1,370	11,140	17,446	1,714	19,160	30,300
Subtotal Commercial loans	63,857	221,373	2,938,667	4,534,335	2,913,276	617,945	367,597	139,754	693,022	1,200,373	12,489,826	1,990,938	153,707	2,144,645	14,634,471
Provisions	—	28	5,463	33,775	47,643	23,149	14,663	21,760	219,577	256,000	366,058	21,337	31,533	52,870	418,928
% Provisión	0.00%	0.01%	0.19%	0.74%	1.64%	3.75%	3.99%	15.57%	31.68%	21.33%	2.93%	1.07%	20.52%	2.47%	2.86%
Consumer loans	—	—	—	—	—	—	—	—	—	—	—	2,387,009	93,955	2,480,964	2,480,964
Provisions	—	—	—	—	—	—	—	—	—	—	—	65,934	50,970	116,904	116,904
% Provisión	—	—	—	—	—	—	—	—	—	—	—	2.76%	54.25%	4.71%	4.71%
Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	3,755,370	133,147	3,888,517	3,888,517
Provisions	—	—	—	—	—	—	—	—	—	—	—	12,494	10,978	23,472	23,472
% Provisión	—	—	—	—	—	—	—	—	—	—	—	0.33%	8.25%	0.60%	0.60%
Total loans and receivable from customers	63,857	221,373	2,938,667	4,534,335	2,913,276	617,945	367,597	139,754	693,022	1,200,373	12,489,826	8,133,317	380,809	8,514,126	21,003,952
Provisions	—	28	5,463	33,775	47,643	23,149	14,663	21,760	219,577	256,000	366,058	99,765	93,481	193,246	559,304
% Provisión	0.00%	0.01%	0.19%	0.74%	1.64%	3.75%	3.99%	15.57%	31.68%	21.33%	2.93%	1.23%	24.55%	2.27%	2.66%
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*) B1 and B2: Customers who have financial difficulties but still are not impaired.

Impaired: Customers who have financial difficulties and are impaired.

	Normal Portfolio						Impaired Portfolio (*)					Group Portfolio
	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Subtotal	Total	Normal Portfolio	Impaired Portfolio	Subtotal	General Total
12/31/2015	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and receivables from banks	35,506	60,395	3,567	—	—	—	—	—	—	—	99,468	—	—	—	99,468
Provisions	13	49	8	—	—	—	—	—	—	—	70	—	—	—	70
% Provisions	0.04%	0.08%	0.22%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.07%	0.00%	0.00%	0.00%	0.07%
Loans and receivables from customers Commercial Loans:
General Commercial loans	12,155	162,931	1,259,304	1,059,879	152,478	231,136	12,627	29,873	37,617	80,117	2,958,000	598,460	48,061	646,521	3,604,521
Foreign Trade loans	—	70,317	186,081	92,216	25,507	22,099	2,933	6,057	18,748	27,738	423,958	5,351	11	5,362	429,320
Lines of credit and overdrafts	2	2,865	3,735	5,443	1,268	1,315	528	47	948	1,523	16,151	21,977	986	22,963	39,114
Factored receivables	5,559	5,740	21,619	15,119	2,053	1,430	112	—	717	829	52,349	4,854	29	4,883	57,232
Student loans	—	—	—	—	—	—	—	—	—	—	—	167,195	9,828	177,023	177,023
Leasing contracts	—	11,614	90,037	63,768	21,626	15,527	3,322	2,167	22,175	27,664	230,236	18,088	431	18,519	248,755
Other outstanding loans	52	93	1,487	640	180	215	12	12	77	101	2,768	7,718	15	7,733	10,501
Subtotal Commercial loans	17,768	253,560	1,562,263	1,237,065	203,112	271,722	19,534	38,156	80,282	137,972	3,683,462	823,643	59,361	883,004	4,566,466
Provisions	9	254	1,691	5,297	3,984	4,615	1,681	4,905	28,590	35,176	51,026	5,350	5,619	10,969	61,995
% Provisión	0.05%	0.10%	0.11%	0.43%	1.96%	1.70%	8.61%	12.86%	35.61%	25.50%	1.39%	0.65%	9.47%	1.24%	1.36%
Consumer loans	—	—	—	—	—	—	—	—	—	—	—	662,936	37,821	700,757	700,757
Provisions	—	—	—	—	—	—	—	—	—	—	—	13,721	13,612	27,333	27,333
% Provisión	—	—	—	—	—	—	—	—	—	—	—	2.07%	35.99%	3.90%	3.90%
Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	1,469,501	64,347	1,533,848	1,533,848
Provisions	—	—	—	—	—	—	—	—	—	—	—	2,846	3,405	6,251	6,251
% Provisión	—	—	—	—	—	—	—	—	—	—	—	0.19%	5.29%	0.41%	0.41%
Total loans and receivable from customers	17,768	253,560	1,562,263	1,237,065	203,112	271,722	19,534	38,156	80,282	137,972	3,683,462	2,956,080	161,529	3,117,609	6,801,071
Provisions	9	254	1,691	5,297	3,984	4,615	1,681	4,905	28,590	35,176	51,026	21,917	22,636	44,553	95,579
% Provisión	0.05%	0.10%	0.11%	0.43%	1.96%	1.70%	8.61%	12.86%	35.61%	25.50%	1.39%	0.74%	14.01%	1.43%	1.41%
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*) B1 and B2: Customers who have financial difficulties but still are not impaired.

Impaired: Customers who have financial difficulties and are impaired.

An analysis of the age of past-due loans by class of financial asset is provided below(33):

	As of December 31, 2017
	Up to date	From 1 to 29 days	From 30 to 89 days	Over 90 days or more	Loans and receivables to customers	Total overdue debt
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and receivables to banks	70,285	—	—	—	70,285	—
Loans and receivables to customers:
Commercial loans	13,526,944	211,535	143,063	319,377	14,200,919	673,975
Mortgage loans	3,893,786	115,688	61,890	93,786	4,165,150	271,364
Consumer loans	2,521,397	68,955	52,854	48,852	2,692,058	170,661
Total	20,012,412	396,178	257,807	462,015	21,128,412	1,116,000

	As of December 31, 2016
	Up to date	From 1 to 29 days	From 30 to 89 days	Over 90 days or more	Loans and receivables to customers	Total overdue debt
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and receivables to banks	150,780	—	—	—	150,780	—
Loans and receivables to customers:
Commercial loans	14,438,474	103,689	247,807	284,774	15,074,744	636,270
Mortgage loans	3,881,940	2,137	1,532	12,611	3,898,220	16,280
Consumer loans	2,418,789	9,408	10,309	169,690	2,608,196	189,407
Total	20,889,983	115,234	259,648	467,075	21,731,940	841,957

	As of December 31, 2015
	Up to date	From 1 to 29 days	From 30 to 89 days	Over 90 days or more	Loans and receivables to customers	Total overdue debt
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and receivables to banks	98,398	—	—	—	98,398	—
Loans and receivables to customers:
Commercial loans	4,527,939	27,487	13,600	48,101	4,617,127	89,188
Mortgage loans	1,533,536	446	429	1,864	1,536,275	2,739
Consumer loans	697,182	1,906	3,587	56,190	758,865	61,683
Total	6,857,055	29,839	17,616	106,155	7,010,665	153,610

(33)  This information includes obligations with interest and indexation accrued as agreed and excludes penalty interest for default. Consequently, the tables do not consider the values of the mentioned assets but rather the debts due, which excludes those obligations for transferred assets that have not been derecognized for financial or accounting reasons and of which the bank or its subsidiaries are not creditors, and includes those obligations for acquired loan titles that are calculated as financing for the transferor in the Statement of Financial Position.

Assets and liabilities by currency

The following tables detail assets and liabilities by currency as of December 31, 2017, 2016 and 2015:

As of December 31, 2017:

		US$	Euro	Yen	Sterlin pounds	Colombian Pesos	Other currencies	UF	Pesos	ER (*)	Total
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	377,014	10,340	16	38	354,751	834	—	221,037	—	964,030
Cash in the process of collection	5	22,202	9,286	—		1,067	48	—	124,414	—	157,017
Trading portfolio financial assets	6	—	—	—	—	389,409	—	—	25,652	—	415,061
Investments under agreements to resell	7	218	—	—	—	26,232	—	—	2,074	—	28,524
Derivative financial instruments	8	119,997	—	—	—	90,773	—	70,174	967,831	—	1,248,775
Loans and receivables from banks, net	9	35,287	—	—	—	862	—	—	33,928	—	70,077
Loans and receivables from customers, net	10	2,204,036	—	—	—	4,234,024	—	7,693,789	5,625,571	6,658	19,764,078
Financial investments available-for-sale	11	14,053	—	—	—	725,568	—	999,540	914,657	9,660	2,663,478
Held to maturity investments	11	95,652	—	—	—	106,378	—	—	—	—	202,030
Intangible assets	12	1,422	—	—	—	183,712	—	—	1,377,520	—	1,562,654
Property, plant and equipment, net	13	1,043	—	—	—	48,098	—	—	81,438	—	130,579
Current income taxes	14	—	—	—	—	36,359	—	—	202,093	—	238,452
Deferred income taxes	14	24,885	—	—	—	—	—	—	115,800	—	140,685
Other assets	15	95,806	677	2	80	80,308	—	12,844	239,308	—	429,025
Non-current assets held for sale	15	—	—	—	—	—	—	—	18,308	—	18,308
Total Assets		2,991,615	20,303	18	118	6,277,541	882	8,776,347	9,949,631	16,318	28,032,773

Current accounts and demand deposits	16	432,253	6,076	—	8	1,742,508	44	7,803	1,952,975	—	4,141,667
Transaction in the course of payment	5	53,097	—	—	—	—	—	—	56,399	—	109,496
Obligations under repurchase agreements	7	—	—	—	—	376,656	—	—	44,264	—	420,920
Time deposits and saving accounts	16	1,013,235	6,429	—	—	2,196,671	—	814,336	6,034,571	1	10,065,243
Derivative financial instruments	8	82,231	—	—	—	59,130	—	84,530	869,263	—	1,095,154
Borrowings from financial institutions	17	1,516,717	2,269	4,869	—	650,987	587	21,958	(1,257)	—	2,196,130
Debt issued	18	923,718	—	—	—	465,476	—	3,381,318	1,179,526	—	5,950,038
Other financial obligations	18	—	—	—	—	811	—	—	16,255	—	17,066
Current income tax provision	14	—	—	—	—	—	—	—	624	—	624
Deferred income taxes	14	—	—	—	—	26,301	—	—	53	—	26,354
Provisions	19	25,772	—	—	—	56,851	—	—	35,266	—	117,889
Other liabilities	20	86,648	—	—	—	63,675	—	166,867	145,598	647	463,435
Liabilities directly associated with non-currente assets held for sale	20	—	—	—	—	—	—	—	—	—	—
Total Liabilities		4,133,671	14,774	4,869	8	5,639,066	631	4,476,812	10,333,537	648	24,604,016
Net Assets (Liabilities)		(1,142,056)	5,529	(4,851)	110	638,475	251	4,299,535	(383,906)	15,670	3,428,757
Contingent loans		455,991	3,919	3,537	—	1,015,275	—	—	3,813,073	—	5,291,795
Net Assets (Liabilities) position		(686,065)	9,448	(1,314)	110	1,653,750	251	4,299,535	3,429,167	15,670	8,720,552

(*) Exchange rate

As of December 31, 2016:

		US$	Euro	Yen	Sterlin pounds	Colombian Pesos	Other currencies	UF	Pesos	ER (*)	Total
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	450,282	11,255	28	75	670,955	780	—	353,762	—	1,487,137
Cash in the process of collection	5	40,289	842	—		3,216	—	—	101,422	—	145,769
Trading portfolio financial assets	6	—	—	—	—	567,850	—	10,603	54,104	—	632,557
Investments under agreements to resell	7	—	—	—	—	136,422	—	—	33,820	—	170,242
Derivative financial instruments	8	121,377	—	—	—	92,635	—	63,946	824,811	—	1,102,769
Loans and receivables from banks, net	9	91,261	—	—	—	59,310	—	—	(3)	—	150,568
Loans and receivables from customers, net	10	2,458,017	—	—	—	4,773,065	—	7,508,358	5,697,061	8,147	20,444,648
Financial investments available-for-sale	11	28,724	—	—	—	447,126	—	461,067	1,126,737	10,423	2,074,077
Held to maturity investments	11	94,258	—	—	—	132,164	—	—	11	—	226,433
Intangible assets	12	76	—	—	—	211,021	—	—	1,403,378	—	1,614,475
Property, plant and equipment, net	13	1,227	—	—	—	38,921	—	—	80,895	—	121,043
Current income taxes	14	770	—	—	—	25,354	—	—	138,172	—	164,296
Deferred income taxes	14	23,340	—	—	—	26	—	—	87,399	—	110,765
Other assets	15	168,198	375	—	—	93,233	—	6,371	159,215	2	427,394
Non-current assets held for sale	15	—	—	—	—	—	—	—	37,164	—	37,164
Total Assets		3,477,819	12,472	28	75	7,251,298	780	8,050,345	10,097,948	18,572	28,909,337

Current accounts and demand deposits	16	410,288	7,571	2	98	2,121,456	31	8,490	1,905,255	—	4,453,191
Transaction in the course of payment	5	28,543	917	—	108	3	313	—	37,529	—	67,413
Obligations under repurchase agreements	7	—	—	—	—	368,409	—	—	5,470	—	373,879
Time deposits and saving accounts	16	1,449,128	244	—	—	2,691,969	—	1,314,902	6,125,462	5	11,581,710
Derivative financial instruments	8	83,779	—	—	—	52,903	—	95,381	675,271	—	907,334
Borrowings from financial institutions	17	1,639,878	400	39	—	539,734	9	—	(190)	—	2,179,870
Debt issued	18	1,013,595	—	—	—	585,600	—	3,610,708	250,350	—	5,460,253
Other financial obligations	18	—	—	—	—	2,265	—	—	23,298	—	25,563
Current income tax provision	14	—	—	—	—	1,411	—	—	475	—	1,886
Deferred income taxes	14	—	—	—	—	57,607	—	—	29	—	57,636
Provisions	19	5,975	—	—	—	37,625	—	—	56,448	—	100,048
Other liabilities	20	54,666	4,318	—	—	65,343	—	—	145,483	—	269,810
Liabilities directly associated with non-currente assets held for sale	20	—	—	—	—	—	—	—	7,032	—	7,032
Total Liabilities		4,685,852	13,450	41	206	6,524,325	353	5,029,481	9,231,912	5	25,485,625
Net Assets (Liabilities)		(1,208,033)	(978)	(13)	(131)	726,973	427	3,020,864	866,036	18,567	3,423,712
Contingent loans	21	578,432	2,972	431	—	948,343	—	—	3,779,958	—	5,310,136
Net Assets (Liabilities) position		(629,601)	1,994	418	(131)	1,675,316	427	3,020,864	4,645,994	18,567	8,733,848

(*) Exchange rate

As of December 31, 2015:

		US$	Euro	Yen	Sterlin pounds	Colombian Pesos	Other currencies	UF	Pesos	ER (*)	Total
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	174,423	3,505	—	19	—	35	—	299,827	—	477,809
Cash in the process of collection	5	22,777	700	—	—	—	18	—	38,600	—	62,095
Trading portfolio financial assets	6	—	—	—	—	—	—	2,678	15,087	—	17,765
Investments under agreements to resell	7	—	—	—	—	—	—	—	10,293	—	10,293
Derivative financial instruments	8	61,102	—	—	—	—	—	36,695	130,187	—	227,984
Loans and receivables from banks, net	9	99,158	—	—	—	—	—	—	240	—	99,398
Loans and receivables from customers, net	10	1,241,249	7,675	52	—	—	—	3,312,378	2,127,269	16,869	6,705,492
Financial investments available-for-sale	11	—	—	—	—	—	—	290,254	224,731	—	514,985
Held to maturity investments	11	—	—	—	—	—	—	—	—	—	—
Intangible assets	12	—	—	—	—	—	—	—	51,809	—	51,809
Property, plant and equipment, net	13	—	—	—	—	—	—	—	33,970	—	33,970
Current income taxes	14	—	—	—	—	—		—	8,275	—	8,275
Deferred income taxes	14	—	—	—	—	—	—	—	13,930	—	13,930
Other assets	15	74,820	5	—	—	—	—	—	60,917	—	135,742
Non-current assets held for sale	15	—	—	—	—	—	—	—	1,785	—	1,785
Total Assets		1,673,529	11,885	52	19	—	53	3,642,005	3,016,920	16,869	8,361,332

Current accounts and demand deposits	16	158,456	3,092	—	13	—	11	—	819,777	—	981,349
Transaction in the course of payment	5	8,114	108	—	—	—	—	—	18,155	—	26,377
Obligations under repurchase agreements	7	—	—	—	—	—	—	—	43,727	—	43,727
Time deposits and saving accounts	16	572,304	—	—	—	—	—	1,200,423	2,179,846	—	3,952,573
Derivative financial instruments	8	48,164	—	—	—	—	—	51,883	153,136	—	253,183
Borrowings from financial institutions	17	658,070	467	52	—	—	11	—	—	—	658,600
Debt issued	18	—	—	—	—	—	—	1,473,174	31,161	—	1,504,335
Other financial obligations	18	—	—	—	—	—	—	7,722	13,011	—	20,733
Current income tax provision	14	—	—	—	—	—	—	—	543	—	543
Deferred income taxes	14	—	—	—	—	—	—	—	67	—	67
Provisions	19	—	—	—	—	—	—	—	75,924	—	75,924
Other liabilities	20	1,049	—	—	—	—	16	—	51,415	—	52,480
Liabilities directly associated with non-currente assets held for sale	20	—	—	—	—	—	—	—	—	—	—
Total Liabilities		1,446,157	3,667	52	13	—	38	2,733,202	3,386,762	—	7,569,891
Net Assets (Liabilities)		227,372	8,218	—	6	—	15	908,803	(369,842)	16,869	791,441
Contingent loans	21	132,521	5,057	11	719	—	—	—	2,153,773	—	2,292,081
Net Assets (Liabilities) position		359,893	13,275	11	725	—	15	908,803	1,783,931	16,869	3,083,522

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

a.1)   Market Risk

Market risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the trading and banking books(34). In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost.  The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

•    Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions. The main sources of foreign exchange risk are:

•    Positions in foreign currency (“FX”) within the trading book.

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

•    Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g.. Unidad de Fomento (“UF”), Unidad de Valor Real (“UVR”) or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the Statement of Financial Position may be denominated.

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

(34)  The trading book includes non-derivative financial instruments that have been classified as trading instruments and all derivative positions that have not been classified as hedging instruments, according to accounting standards.

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

The limit structure the division is required to carry out a process that includes the following steps:

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

The regulatory measurement of market risk in the trading book allows the Bank to estimate its potential losses from fluctuations standardized by the regulator. The regulatory limit is the sum of this risk (also known as market risk exposure or “MRE”) and 10% of the credit risk weighted assets; in no case may this sum be greater than the Bank’s regulatory capital.

The Bank, on an individual level, must continuously observe those limits and report to the SBIF on a weekly basis regarding its positions at risk and compliance with those limits (see regulatory report SBIF C41

“Weekly information on market risk using standardized methodology”).  It must also inform the SBIF each month on the consolidated positions at risk of subsidiaries and foreign subsidiaries (see regulatory report SBIF C43 “Consolidated information on market risk using standardized methodology”).

The following table details regulatory limit consumption for market risk, specifically for the trading book as of December 31, 2017, 2016 and 2015.

Trading Book

	As of December 31,
Limit Consumption	2017	2016	2015
Market risk exposure (MRE)	71.3%	60.4%	71.8%

The regulatory risk measurement for the banking book (see regulatory report SBIF C40 “Cash flows related to interest rate and indexation risk in the Banking Book”) is used to estimate the Bank’s potential losses from standardized adverse movements in interest and exchange rates. It is important to specify that for regulatory reporting purposes, the trading book includes the interest rate risk of derivatives managed in the banking book.

The standardized regulatory report for the banking book (see regulatory report SBIF C40) is used to estimate the Bank’s potential economic losses from standardized adverse movements in interest rates defined by the SBIF. Currently, limits for short-term exposure (“STE”) to interest rate and indexation risk in the banking book must not exceed 35% of annual operating income (LTM moving period) and long-term limit consumption (“LTE”) must be less than 20% of the Bank’s regulatory capital.

The following table details regulatory limit consumption for market risk, specifically for the banking book as of December 31, 2017, 2016 and 2015:

Banking Book

	As of December 31,
Limit Consumption	2017	2016	2015
Short-term exposure to interest rate risk (STE)	45.0%	51.8%	60.6%
Long-term exposure to interest rate risk (LTE)	43.2%	60.1%	13.8%

Value at Risk (“VaR”)

•    Calculation of historical VaR (non-parametric). This measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to statistical or parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation or correlations across returns (parameters). The Bank uses a 99% confidence level and a time horizon of one day.

•    Calculation of volatility-adjusted historical VaR (non-parametric). This measurement is based on the above and the profit and loss vector is adjusted according to whether it is facing a period of greater or less volatility.

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

•    It does not take into account potential changes in the dynamics of movements in market variables (i.e.. potential changes in the matrix of variance and covariance).

Sensitivity Measurements

Sensitivity measurements are based on estimated scenarios for positions in the trading and banking books.

•    Trading Book Positions by Risk Factor:

Trading book positions as of December 31, 2017, 2016 and 2015, are detailed as follows:

	Position
	2017	2016	2015
Risk Factor / Products	MCh$	MCh$	MCh$
CLP rates
Derivatives	(738,006)	(131,852)	(77,875)
Investments	263,964	344,390	3,733
CLF rates
Derivatives	694,368	319,785	175,245
Investments	171,330	72,668	2,678
COP rates
Derivatives	(223,400)	4,275	—
Investments	384,244	381,848	—
UVR rates
Derivatives	—	—	—
Investments	—	164,828	—
USD rates	256,495	44,211	7,835
OM rates	10	(1,061)	52
FX (exchange rate)	15,620	14,089	7,887
Inflation (CLF)	—	—	—
Optionality (Gamma, Vega)	120	6	1

OM = Other money or currencies

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

•    Banking Book Positions by Risk Factor:

FX and Inflation Positions in Banking Book:

Foreign currency and inflation positions in the banking book as of December 31, 2017, 2016 and 2015, are detailed as follows:

	Year-End 2017	Year-End 2016	Year-End 2015
CLF Position	877,152	1,118,526	448,256
FX Position	(889,075)	(684,938)	(52,231)

Positions in currencies other than Chilean pesos (FX) and exposure to indexation is classified by book and by their effect on the Bank’s financial statements, reflecting the spot exposure to each risk factor. It is important to highlight the impact of structural exchange rate risk arising from the Bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the results and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges. The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of December 2017, greater ongoing exposure was concentrated in Colombian pesos (approximately MUS$ 1,000). The Bank hedges part of these positions on a permanent basis using currency derivatives. The currency positions in the banking book have limits for each currency.

Structural Interest Rate Position in Banking Book (Interest Rate Gap):

Structural interest rate risk is measured using representation by risk factor of cash flows expressed at fair value, assigned at the repricing date and by currency.  This methodology facilitates the detection of concentrations of interest rate risk over different time frames.  All positions inside and outside the Statement of Financial Position must be ungrouped into cash flows and placed at the repricing / maturity point. For those accounts that do not have contractual maturities, an internal model is used to analyze and estimate their durations and sensitivities.

The following table shows the banking book positions (products valued at amortized cost and available-for-sale instruments and derivatives valued at fair value) for the most important currencies in which the Bank does business as of year-end 2017, 2016 and 2015.

The exposures presented are the present values resulting from:

•    Modeling contractual cash flows based on behaviors that affect market risk exposure. Example: prepayment, renewal, etc.

•    Discounting cash flows from items accounted for on an accrual basis at a rate that represents the opportunity cost of the liability/asset.

•    Discounting cash flows from items accounted for at market value at the market rate.

	Year-End 2017
CLP Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	4,256,811	892,701	1,688,269	1,315,539	665,015
Cash	387,847	—	—	—	—
Repurchase agreements	5,956	—	—	—	—
Loans to customers, net	2,162,363	859,897	1,614,115	1,080,663	427,787
Financial assets available for sale	67,735	32,804	74,154	234,876	237,228
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	703,689	—	—	—	—
Other assets	929,221	—	—	—	—
LIABILITIES	(6,418,945)	(1,147,278)	(3,162,828)	(1,204,044)	(221,116)
Current accounts and demand deposits	(577,488)	(83,941)	(484,133)	(901,810)	(114)
Savings accounts and time deposits	(2,229,619)	(989,646)	(2,633,395)	(194,706)	—
Debt issued	(831)	(7,952)	(45,081)	(107,528)	(221,002)
Other liabilities	(374,333)	(30,483)	—	—	—
Capital and reserves	(3,207,101)	(30,483)	—	—	—
Resell agreements	(29,573)	(4,773)	(219)
DERIVATIVES	819,878	456,293	268,834	(324,113)	(152,389)
Financial derivative instruments	819,878	456,293	268,834	(324,113)	(152,389)

	Year-End 2017
CLF Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	481,000	510,095	2,008,605	2,172,278	3,891,622
Cash	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	520,449	422,096	1,786,914	1,767,416	3,804,979
Financial assets available for sale	22,633	87,999	221,691	404,862	86,643
PP&E and intangible assets	—	—	—	—	—
Other assets	(62,082)	—	—	—	—
LIABILITIES	(352,331)	(255,086)	(423,122)	(968,507)	(3,748,085)
Other liabilities	(189,476)	—	(36,335)	(47,686)	(6,925)
Capital and reserves		—	—	—	—
Debt issued	(48,724)	(10,387)	(262,792)	(878,854)	(3,319,434)
Current accounts and demand deposits	(98,353)	(244,699)	(123,995)	(41,967)	(421,726)
Savings accounts and time deposits	(15,778)	—	—	—	—
DERIVATIVES	(1,209,472)	508,032	(817,140)	(226,061)	(321,390)
Financial derivative instruments	(1,209,472)	508,032	(817,140)	(226,061)	(321,390)

	Year-End 2017
COP and UVR Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
Assets	1,995,876	579,940	774,647	1,014,376	593,649
Cash	165,848	—	—	—	—
Repurchase agreements	21,263	—	—	—	—
Loans to customers, net	1,237,941	522,042	633,470	619,269	531,424
Financial assets available for sale	3,885	—	141,177	395,107	62,225
Financial assets held to maturity	25,145	57,898	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	541,794	—	—	—	—
Liabilities	(3,184,891)	(628,485)	(686,080)	(484,123)	(303,755)
Current accounts and demand deposits	(1,490,776)	—	—	—	—
Savings accounts and time deposits	(350,584)	(578,115)	(635,840)	(376,758)	(140,162)
Debt issued	—	(50,370)	(50,240)	(107,365)	(163,593)
Other liabilities	(669,363)	—	—	—	—
Capital and reserves	(674,168)	—	—	—	—
Derivatives	(233,772)	62,977	(330,530)	374,478	(95,155)
Financial derivative instruments	(233,772)	62,977	(330,530)	374,478	(95,155)

FX Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	702,899	263,710	547,828	33,258	11,851
Cash	392,669	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	132,850	263,597	547,358	20,963	10,761
Financial assets available for sale	173	79	439	12,283	1,078
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	177,207	34	31	12	12
LIABILITIES	(1,861,588)	(318,197)	(539,389)	(450,818)	—
Current accounts and demand deposits	(388,722)	—	—	—	—
Savings accounts and time deposits	(837,274)	(202,181)	(526,101)	(2,215)	—
Debt issued	(452,157)	(116,016)	(13,288)	(448,603)	—
Other liabilities	(116,183)	—	—	—	—
Capital and reserves	(66,994)	—	—	—
Resell agreements	(258)	—	—	—
DERIVATIVES	879,996	(47,020)	70,834	361,999	6,409
Financial derivative instruments	879,996	(47,020)	70,834	361,999	6,409

	Year-End 2016
CLP Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	3,501,743	870,778	2,160,430	1,290,116	543,713
Cash	456,753	—	—	—	—
Repurchase agreements	82,146	—	—	—	—
Loans to customers, net	2,103,570	823,545	2,126,992	1,126,147	459,420
Financial assets available for sale	320,536	47,233	33,438	163,969	84,293
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	214,411	—	—	—	—
Other assets	324,327	—	—	—	—
LIABILITIES	(6,504,266)	(1,196,757)	(2,361,334)	(227,588)	(158,564)
Current accounts and demand deposits	(1,890,606)	—	(58,425)	—	—
Savings accounts and time deposits	(3,042,768)	(1,190,542)	(2,286,425)	(157,934)	(255)
Debt issued	(831)	(4,710)	(15,982)	(69,654)	(158,309)
Other liabilities	(302,491)	(1,505)	(502)	—	—
Capital and reserves	(1,267,570)	—	—	—	—
DERIVATIVES	(136,936)	(204,005)	548,898	(117,704)	48,800
Financial derivative instruments	(136,936)	(204,005)	548,898	(117,704)	48,800

	Year-End 2016
CLF Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	460,596	467,103	2,112,730	1,828,020	3,977,336
Cash	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	498,761	453,798	2,019,088	1,751,321	3,931,531
Financial assets available for sale	3,792	13,305	93,642	76,699	45,805
PP&E and intangible assets	—	—	—	—	—
Other assets	(41,957)	—	—	—	—
LIABILITIES	(366,933)	(158,745)	(1,087,649)	(892,317)	(3,218,064)
Other liabilities	(86,149)	—	(46,944)	(66,944)	(21,856)
Capital and reserves	—	—	—	—	—
Debt issued	(41,651)	(12,178)	(542,146)	(649,782)	(2,773,046)
Current accounts and demand deposits	(17,596)	—	—	—	—
Savings accounts and time deposits	(221,537)	(146,567)	(498,559)	(175,591)	(423,162)
DERIVATIVES	(633,500)	(290,901)	(864,344)	(448,301)	233,496
Financial derivative instruments	(633,500)	(290,901)	(864,344)	(448,301)	233,496

	Year-End 2016
COP and UVR Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
Assets	2,777,361	610,840	667,891	761,052	690,494
Cash	328,871	—	—	—	—
Repurchase agreements	152,665	—	—	—	—
Loans to customers, net	1,697,264	602,867	629,102	695,626	508,008
Financial assets available for sale	44,235	7,973	38,789	65,426	182,486
Financial assets held to maturity	107,541	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	446,785	—	—	—	—
Liabilities	(4,229,588)	(581,868)	(765,798)	(461,681)	(309,997)
Current accounts and demand deposits	(1,759,415)	—	—	—	—
Savings accounts and time deposits	(930,983)	(570,126)	(631,854)	(342,199)	(101,967)
Debt issued	(24,653)	(11,742)	(133,944)	(119,482)	(208,030)
Other liabilities	(740,891)	—	—	—	—
Capital and reserves	(773,646)	—	—	—	—
Derivatives	(41,422)	(24,828)	220,845	(8,233)	(83,679)
Financial derivative instruments	(41,422)	(24,828)	220,845	(8,233)	(83,679)

	Year-End 2016
FX Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	979,846	774,212	1,123,227	31,486	34,326
Cash	349,543	—	—	—	—
Repurchase agreements	39,172	—	—	—	—
Loans to customers, net	645,830	774,108	1,122,529	22,872	22,093
Financial assets available for sale	287	104	698	8,614	12,233
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	(54,986)	—	—	—	—
LIABILITIES	(1,880,468)	(785,961)	(1,179,179)	(545,528)	—
Current accounts and demand deposits	(317,104)	—	(7,959)	—	—
Savings accounts and time deposits	(923,035)	(264,542)	(322,601)	—	—
Debt issued	(7,529)	(125,397)	(469,452)	(540,348)	—
Other liabilities	(610,230)	(396,022)	(379,167)	(5,180)	—
Capital and reserves	(22,570)	—	—	—	—
DERIVATIVES	329,880	264,544	461,844	543,063	(57,615)
Financial derivative instruments	329,880	264,544	461,844	543,063	(57,615)

	Year-End 2015
CLP Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	1,375,771	433,059	740,858	377,601	102,765
Cash	227,450	—	—	—	—
Repurchase agreements	58,296	—	—	—	—
Loans to customers, net	639,202	408,002	701,133	365,287	102,720
Financial assets available for sale	147,925	25,057	39,725	12,314	45
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	97,349	—	—	—	—
Other assets	205,549	—	—	—	—
LIABILITIES	(1,823,957)	(518,933)	(1,046,280)	(278,441)	(10,960)
Current accounts and demand deposits	(375,365)	(47,417)	(151,741)	(110,807)	(10,960)
Savings accounts and time deposits	(658,190)	(471,444)	(892,462)	(137,889)	—
Debt issued	—	—	(2,077)	(29,745)	—
Repurchase agreements	(88,328)	(72)	—	—	—
Other liabilities	(178,329)	—	—	—	—

Capital and reserves	(523,745)	—	—	—	—
DERIVATIVES	313,295	157,511	414,040	(130,308)	(92,492)
Financial derivative instruments	313,295	157,511	414,040	(130,308)	(92,492)

	Year-End 2015
CLF Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	340,027	265,914	957,214	627,247	2,133,207
Cash	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	248,695	217,467	874,598	546,211	2,133,207
Financial assets available for sale	81,786	48,447	82,616	81,036	—
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	9,546	—	—	—	—
LIABILITIES	(214,234)	(88,779)	(609,756)	(542,924)	(1,756,897)
Current accounts and demand deposits	(371)	—	—	—	—
Savings accounts and time deposits	(171,613)	(80,000)	(494,159)	(171,808)	(373,648)
Debt issued	(4,173)	(8,776)	(59,318)	(285,780)	(1,331,970)
Repurchase agreements	—	—	—	—	—
Other liabilities	(38,077)	(3)	(56,279)	(85,336)	(51,279)
Capital and reserves	—	—	—	—	—
DERIVATIVES	88,477	(202,459)	(189,140)	(55,062)	(304,577)
Financial derivative instruments	88,477	(202,459)	(189,140)	(55,062)	(304,577)

	Year-End 2015
FX Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	535,528	426,188	548,729	22,657	16,207
Cash	143,224	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	335,312	426,188	548,729	22,657	16,207
Financial assets available for sale	—	—	—	—	—
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	56,992	—	—	—	—
LIABILITIES	(445,017)	(499,406)	(452,259)	(30,098)	(5,389)
Current accounts and demand deposits	(65,134)	(10,675)	(34,114)	(24,691)	(5,389)
Savings accounts and time deposits	(241,110)	(159,131)	(169,009)	—	—
Debt issued	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Other liabilities	(138,773)	(329,600)	(249,136)	(5,407)	—
Capital and reserves	—	—	—	—	—
DERIVATIVES	(229,775)	74,931	9,984	(630)	(23,882)
Financial derivative instruments	(229,775)	74,931	9,984	(630)	(23,882)

Cash presented in the above tables correspond term deposits. The remaining portion of the cash and cash equivalents is considered readily available.

The following table summarizes the aforementioned exposures:

	2017 Exposure	2016 Exposure	2015 Exposure
Currency	MCh$	MCh$	MCh$
CLP	(2,267,374)	(1,942,677)	13,530
CLF	877,152	1,118,526	448,256
COP-UVR	(550,847)	(778,611)	—
FX	(338,228)	93,673	(52,231)

•            Sensitivity Analysis for Financial Risks

The Bank uses stress testing as a sensitivity analysis tool in order to control financial risk. This measurement is performed separately for each class of financial instruments.

Sensitivity is estimated using the DV01 indicator, which is a measure of sensitivity of the portfolio results considering the increase by 1 basis point (0.01%) of the zero coupon interest rate of the financial risk factor for different maturities in annualized terms.

The following table presents an estimate of the likely, but reasonable impact of the fluctuations in interest rates, exchange rates and implicit volatilities (market factors) that would have an impact the based on a scenario of each class of financial instrument.

The estimated economic impact derived from the scenarios of changes in market factors presents effects in profit and loss for trading instruments and instruments measured at amortized cost, as well as impacts in other comprehensive income relating the available for sale, cash flow hedges and foreign investments portfolios.

The scenarios presented below correspond to the probable worst-case scenarios chosen from a set of scenarios agreed upon based on the opinions of specialists in economics, financial risk and traders. In order to estimate the economic impact, sensitivities (DV01) and scenario related changes must be multiplied for each market factor.

Scenarios are presented separately for Chile and Colombia.

a)             Chile

Interest Rate Scenarios - Chile (basis points — 0.01%)

Scenarios for impact on financial trading instruments							Scenarios for impact on Available-for-Sale Assets(AFS)							Scenarios for impact on instruments measured at amortized cost
Term	Overnight CLP	Gov’t CLP	Overnight CLF	Gov’t CLF	Curve USD	Curves MX	Term	Overnight CLP	Gov’t CLP	Overnight CLF	Gov’t CLF	Curve USD	Curves MX	Term	Overnight CLP	Overnight CLF	Curve USD
1D	(35)	48	116	314	122	(122)	1D	(35)	48	(116)	314	122	122	1D	35	116	122
3M	(35)	48	116	314	122	(122)	3M	(35)	48	(116)	314	122	122	1M	35	116	122
6M	(35)	48	116	314	122	(122)	6M	(35)	48	(116)	314	122	122	3M	35	116	122
9M	(39)	49	97	202	99	(99)	9M	(39)	49	(97)	202	99	99	6M	35	116	122
1Y	(43)	49	77	79	75	(75)	1Y	(43)	49	(77)	79	75	75	9M	39	97	99
2Y	(40)	39	59	75	49	(49)	2Y	(40)	39	(59)	75	49	49	1Y	43	77	75
3Y	(46)	41	57	67	58	(58)	3Y	(46)	41	(57)	67	58	58
4Y	(56)	42	55	59	67	(67)	4Y	(56)	42	(55)	59	67	67
5Y	(66)	43	54	51	75	(75)	5Y	(66)	43	(54)	51	75	75
7Y	(63)	56	58	57	82	(82)	7Y	(63)	56	(58)	57	82	82
10Y	(59)	74	65	67	93	(93)	10Y	(59)	74	(65)	67	93	93
20Y	(59)	75	70	58	93	(93)	20Y	(59)	75	(70)	58	93	93

Exchange Rate Scenarios - Chile

Exchange Rate	Scenarios for impact on financial trading instruments	Scenario for Impact on AFS	Scenario for Impact on Amortized Cost Book
USD-CLP	8.1%	-8.1%	-8.1%
USD-COP	8.0%	8.0%	8.0%

b)             Colombia

Interest Rate Scenarios - Colombia (basis points — 0.01%)

Scenarios for impact on financial trading instruments				Scenarios for impact on Available-for-Sale Assets(AFS)				Scenarios for impact on instruments measured at amortized cost
Term	Gov’t COP	Swap IBR	Curve USD	Term	Gov’t COP	Swap IBR	Curve USD	Term	Curves MX	Swap IBR	Curve USD
1D	91	59	(15)	1D	91	59	(15)	1D	—	59	14
3M	91	37	(18)	3M	91	37	(18)	1M	122	35	13
6M	91	48	(8)	6M	91	48	(8)	3M	122	37	11
9M	91	54	(16)	9M	91	54	(16)	6M	122	48	26
1Y	91	60	(24)	1Y	91	60	(24)	9M	99	54	22
2Y	77	43	(33)	2Y	77	43	(33)	1Y	75	60	19
3Y	67	36	(44)	3Y	67	36	(44)
4Y	62	39	(49)	4Y	62	39	(49)
5Y	67	43	(54)	5Y	67	43	(54)
7Y	75	40	(60)	7Y	75	40	(60)
10Y	85	36	(69)	10Y	85	36	(69)
20Y	41	23	(99)	20Y	41	23	(99)

Exchange Rate Scenarios — Colombia

Exchange Rate	Scenarios for impact on financial trading instruments	Scenario for Impact on AFS	Scenario for Impact on Amortized Cost Book
USD-COP	-8.4%	8.4%	8.4%

c)                  Consolidated effects in profit or loss of the scenarios

i)                     The following table presents the impact profit and loss (P&L) for the years ended December 31, 2017, 2016 and 2015 derived from the aforementioned scenarios applied to our financial trading instruments as of year-end:

	2017	2016	2015
Potential Impact on P&L	MCh$	MCh$	MCh$
CLP Rate Risk	(849)	(2,812)	(1,865)
Derivatives	(847)	(2,604)	(1,823)
Investments	(2)	(208)	(42)
CLF Rate Risk	(7,839)	(8,069)	(2,662)
Derivatives	(7,839)	(8,069)	(2,635)
Investments	—	—	(27)
COP Rate Risk	(14,895)	(11,622)	—
Derivatives	(9,909)	(10,439)	—
Investments	(4,986)	(1,183)	—
UVR Rate Risk	—	(404)	—
Derivatives	—	—	—
Investments	—	(404)	—
USD Rate Risk	(2,001)	(2,658)	(778)
Other Currencies Rate Risk	(50)	(9)	(2)
Total Rate Risk	(25,634)	(25,574)	(5,307)
Foreign Exchange Risk	(755)	(1,921)	(131)
Options Risk (1)	66	(87)	—
Total Impact	(26,323)	(27,582)	(5,438)

(1) Option Risk includes the (Vega) and Gamma volatility risks.

ii)                  The following table presents the consolidated impact on the net interest income derived from the aforementioned scenarios on the financial instruments measured at amortized cost for the periods ended December 31, 2017, 2016 and 2015.

Potential impact on instruments measured at amortized cost	2017	2016	2015
	MCh$	MCh$	MCh$
Impact of Interbamk Rate Risk	(9,432)	(7,096)	(4,673)

The impact on the banking book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the financial instruments measured at amortized cost portfolio) for the next 12 months.

iii)               Changes in market factors derived from the aforementioned scenarios also generate an impact on equity accounts as a result of the potential change in available-for-sale instruments portfolio and the cash flow and net foreign investment hedges portfolios, which are presented in the following table:

As of December 31, 2017:

	Potential Impact on Equity
As of December 31, 2017	DV01 (+1 bp)	Impact of Change in Interest Rate
Interest Rate	US$	MUS$	MCh$
CLP	(386,979)	(37.01)	(22,745)
CLF	(245,812)	(47.62)	(29,261)
COP	(225,321)	(17.50)	(10,766)
UVR	—	—	—
USD	(48,791)	(2.77)	(1,700)
Other	—	—	—
Total Rate Impact	(906,903)	(105)	(64,472)

	Impact of Change in Prices
Exchange Rate	MUS$	MCh$
USD	(8)	(4,875)
COP	(9)	(5,621)
Total Impact on Exchange Rate	(17)	(10,496)
Total Impact	(122)	(74,968)

As of December 31, 2016:

	Potential Impact on Equity
As of December 31, 2016	DV01 (+1 bp)	Impact of Change in Interest Rate
Interest Rate	US$	MUS$	MCh$
CLP	(293,337)	(14.00)	(9,211)
CLF	41,167	(15.00)	(10,029)
COP	(152,241)	(8.00)	(5,588)
UVR	—	—	—
USD	(77,927)	(3.00)	(2,094)
Other	(159)	—	(7)
Total Rate Impact	(482,497)	(40)	(26,929)

	Impact of Change in Prices
Exchange Rate	MUS$	MCh$
USD	(1)	(269)
COP	(150)	(100,390)
Total Impact on Exchange Rate	(151)	(100,659)
Total Impact	(191)	(127,588)

As of December 31, 2015:

	Potential Impact on Equity
	DV01 (+1 bp)	Impact of Change in Interest Rate
Interest Rate	USD	MUS$	MCh$
CLP	(9,665)	(1)	(242)
CLF	(30,919)	(2)	(1,725)
USD	—	—	—
Other	—	—	—
Total Rate Impact	(40,584)	(3)	(1,967)

Impact of Change in Prices
Foreign Exchange	MUS$	MCh$
USD	—	—
Other	—	—
Total Impact on Exchange Rate	—	—
Total Impact	(3)	(1,967)

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

•            Liquidity Risk Metrics and Limits

Liquidity risk measurements are focused mainly on quantifying whether the institution has sufficient resources to meet its intraday and intraday obligations under both normal and stressed conditions. They also include a framework of indicators to forecast the occurrence of liquidity stress scenarios and clarity as to the steps to follow once the risk has occurred.

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

The use of the liquidity regulatory limit as of December 31, 2017, 2016 and 2015, is detailed as follows:

	As of December 31,
	2017	2016	2015
Regulatory Liquidity Indicator	%	%	%
At 30 days	18	4	(2)
At 30 days in foreign currency	25	12	6
At 90 days	11	16	15

Note: Negative percentage (-2%) means that cash inflows exceed cash outflows at that maturity.

Regulatory Measurement of Contractual Liquidity Gap

In accordance with SBIF Chapter 12-20, all cash flows in and outside the Statement of Financial Position are analyzed provided that they contribute cash flows at their contractual maturity point.

Balances of the Bank’s consolidated undiscounted contractual cash flows from financial assets and liabilities as of December 31, 2017, 2016 and 2015, are detailed as follows in MCh$:

	December 31, 2017
	1 Month	1 - 3 Months	3 Months to 6 month	6 month to 1 Year	1 year to 3 years	3 years to 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	4,224,228	1,661,208	2,030,492	2,507,437	4,605,863	2,979,975	8,739,115	26,748,318
Cash	964,030	—	—	—	—	—	—	964,030
Financial instruments recorded at market value	1,031,730	1,214	230	15,516	15,448	6,634	13,339	1,084,111
Loans to other domestic banks without lines of credit	23,723	—	—	—	93,955	—	—	117,678
Lines of credit granted to other domestic banks	—	—	—	—	—	—	—	—
Commercial loans without lines of credit	1,746,846	1,401,225	1,663,302	1,489,772	2,656,850	1,677,277	4,455,127	15,090,399
Commercial lines of credit and overdrafts	(325,031)	10,376	(3,633)	97,780	49	—	—	(220,459)
Consumer loans without lines of credit	141,002	148,208	205,219	355,677	1,053,399	519,643	209,134	2,632,282
Consumer lines of credit and overdrafts	36,763	21,558	(13,488)	425,016	4,092	—	—	473,941
Residential mortgage loans	34,318	65,946	96,918	194,677	769,201	719,814	4,046,511	5,927,385
Financial instruments recorded based on issuer’s flow	18,891	250	31,240	35,122	—	—	—	85,503
Other transactions or commitments without lines of credit	703,120	—	—	—	2,599	—	—	705,719
Other lines of credit granted	—	—	—	—	—	—	—	—
Derivative instruments	(151,164)	12,431	50,704	(106,123)	10,270	56,607	15,004	(112,271)
Liabilities	(8,239,221)	(2,164,508)	(2,393,760)	(3,255,779)	(2,859,785)	(1,094,157)	(5,255,700)	(25,262,910)
Current accounts and other demand deposits	(4,141,667)	—	—	—	—	—	—	(4,141,667)
Term savings accounts - unconditional withdrawal	(2,708)	—	—	—	—	—	—	(2,708)
Term savings accounts - deferred withdrawal	(25,702)	—	—	—	—	—	—	(25,702)
Obligations with Chilean Central Bank without lines of credit	(397,707)	—	—	—	—	—	—	(397,707)
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—	—	—
Savings accounts and time deposits	(1,910,317)	(1,938,606)	(2,106,012)	(2,356,981)	(905,369)	(125,129)	(789,883)	(10,132,297)
Foreign loans without lines of credit	(460,289)	(147,694)	(224,952)	(646,167)	(362,455)	(95,084)	(240,690)	(2,177,331)
Lines of credit from foreign banks	—	—	—	—	—	—	—	—
Letter of credit obligations	(3,120)	(582)	(3,191)	(6,257)	(21,623)	(16,323)	(24,732)	(75,828)
Bonds payable	(599,615)	(78,780)	(63,087)	(231,538)	(1,511,971)	(839,412)	(4,200,119)	(7,524,522)
Other obligations or payment commitments without lines of credit	(698,096)	1,154	3,482	(14,836)	(58,367)	(18,209)	(276)	(785,148)
Other lines of credit secured	—	—	—	—	—	—	—	—
Net band	(4,014,993)	(503,300)	(363,268)	(748,342)	1,746,078	1,885,818	3,483,415	1,485,408

	December 31, 2016
	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	4,437,895	2,112,587	4,778,259	5,251,810	17,824,808	34,405,359
Cash	1,119,862	—	—	—	—	1,119,862
Financial instruments recorded at market value	1,004,424	359,123	118,864	494,925	1,159,907	3,137,243
Loans to other domestic banks without lines of credit	167,076	4,092	—	—	—	171,167
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	1,969,379	1,525,530	3,364,118	2,816,369	9,368,578	19,043,975
Commercial lines of credit and overdrafts	(276,662)	2,781	58,006	45	45	(215,785)
Consumer loans without lines of credit	62,325	131,324	525,925	1,038,327	1,744,874	3,502,775
Consumer lines of credit and overdrafts	94,515	4,484	325,597	3,248	3,248	431,093
Residential mortgage loans	37,140	66,144	283,201	739,403	5,314,672	6,440,560
Financial instruments recorded based on issuer’s flow	30,967	470	75,868	—	—	107,305
Other transactions or commitments without lines of credit	238,207	6,092	16,098	112,494	117,408	490,299
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(9,338)	12,547	10,582	46,999	116,076	176,865
Liabilities	(8,454,693)	(2,799,978)	(5,214,372)	(2,960,247)	(8,655,131)	(28,084,422)
Current accounts and other demand deposits	(4,318,821)	—	—	—	—	(4,318,821)
Term savings accounts - unconditional withdrawal	(2,901)	—	—	—	—	(2,901)
Term savings accounts - deferred withdrawal	(39,644)	—	—	—	—	(39,644)
Obligations with Chilean Central Bank without lines of credit	(376,629)	—	—	—	—	(376,629)
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(3,091,375)	(2,474,208)	(3,500,821)	(1,139,025)	(1,938,961)	(12,144,391)
Foreign loans without lines of credit	(245,352)	(281,556)	(1,017,915)	(109,668)	(328,524)	(1,983,014)
Lines of credit from foreign banks	—	—	—	—	—	—
Letter of credit obligations	(4,099)	(809)	(12,048)	(26,473)	(79,972)	(123,402)
Bonds payable	(40,256)	(32,952)	(632,208)	(1,638,082)	(6,217,523)	(8,561,021)
Other obligations or payment commitments without lines of credit	(335,616)	(10,453)	(51,380)	(46,999)	(90,151)	(534,599)
Other lines of credit secured	—	—	—	—	—	—
Net band	(4,016,798)	(687,391)	(436,113)	2,291,563	9,169,677	6,320,937

	December 31, 2015
	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	1,684,312	634,369	1,862,438	1,106,943	5,370,043	10,658,103
Cash	556,223	—	—	—	—	556,223
Financial instruments recorded at market value	465,982	—	—	—	—	465,982
Loans to other domestic banks without lines of credit	49,779	8,927	38,282	2,825	2,825	102,638
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	548,585	550,736	1,193,941	616,189	2,936,302	5,845,752
Commercial lines of credit and overdrafts	8,671	2,306	38,713	22	22	49,734
Consumer loans without lines of credit	13,780	27,094	113,379	221,144	317,221	692,619
Consumer lines of credit and overdrafts	(9,524)	9,338	295,542	3,001	3,001	301,357
Residential mortgage loans	10,773	21,390	98,262	257,087	2,053,706	2,441,217
Financial instruments recorded based on issuer’s flow	89	17,682	34,274	11,504	14,079	77,628
Other transactions or commitments without lines of credit	61,262	—	77,054	—	—	138,316
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(21,308)	(3,104)	(27,009)	(4,829)	42,887	(13,363)
Liabilities	(2,140,218)	(875,303)	(2,297,841)	(1,191,284)	(3,520,612)	(10,025,260)
Current accounts and other demand deposits	(1,013,102)	—	—	—	—	(1,013,102)
Term savings accounts - unconditional withdrawal	—	—	—	—	—	—
Term savings accounts - deferred withdrawal	—	—	—	—	—	—
Obligations with Chilean Central Bank without lines of credit	—	—	—	—	—	—
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	(2)	(2)	(99)	(753)	(9,210)	(10,066)
Lines of credit secured from other domestic banks	(21)	—	—	—	—	(21)
Savings accounts and time deposits	(943,680)	(821,386)	(1,660,957)	(362,949)	(976,198)	(4,765,172)
Foreign loans without lines of credit	(2,992)	(22,259)	(550,776)	(83,019)	(87,778)	(746,824)
Lines of credit from foreign banks	—	—	—	—	—	—
Letter of credit obligations	(1,748)	—	(4,916)	(9,009)	(21,783)	(37,456)
Bonds payable	(3,806)	(952)	(51,699)	(290,792)	(1,907,377)	(2,254,626)
Other obligations or payment commitments without lines of credit	(174,867)	(30,704)	(29,394)	(444,762)	(518,266)	(1,197,993)
Other lines of credit secured	—	—	—	—	—	—
Net band	(455,906)	(240,934)	(435,403)	(84,341)	1,849,431	632,843

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

Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”)

In line with international risk management practices, the Bank uses the liquidity coverage ratio (“LCR”) and net stable funding ratio (“NSFR”) to manage liquidity risk.

The LCR aims to measure the sufficiency of high-quality assets to face a 30-day funding stress scenario. At a minimum, the institution must survive until the thirtieth day of the stress scenario with funding from liquid assets in its portfolio because, as described in the standard, managers and/or supervisors would have been able to establish timely corrective measures. The indicator also recognizes differentiated behavior for wholesale versus retail counterparties, which in the Bank’s case represent 72% and 28%, respectively, for the 30-day band. On the other hand, the NSFR focuses on maintaining sufficient stable funding to meet (long-term) stable funding needs. The bank calculates LCR and NSFR using the methodologies defined by the local regulator and the Brazilian Central Bank (“BACEN”). Both regulators set a limit for LCR, while the parent company establishes a limit for NSFR. The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the “Basel III Committee on Banking Supervision” (“BIS III”) that were adopted by the local Chilean regulator and the Brazilian Central Bank.

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

	Dec 2017	Dec 2016	Dec 2015
Year-End	71.9%	78.4%	73.5%
Minimum	70.2%	71.0%	73.2%
Maximum	78.4%	81.5%	79.9%
Average	72.3%	77.5%	76.5%

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

Analysis of Pledged and Unpledged Assets

The following presents an analysis of the Bank’s pledged and uncommitted assets that will be available to generate additional funding as fixed-income instruments. For this, pledged assets are:

•             Assets that have been committed or received in guarantee.

•             Assets that an entity considers that it is restricted from using.

Available assets and investments adjusted for the delivery or receipt of guarantees for year-end 2017, 2016 and 2015 are detailed as follows.

		Guarantees	Guarantees
	Amount	Furnished	Received	Cash
	MCh$	MCh$	MCh$	MCh$
Year	(i)	(ii)	(iii)	(i-ii+iii)
2017	999,044	(356,881)	172,881	1,528,806
2016	1,980,930	423,655	383,424	1,940,699
2015	579,597	43,727	10,293	546,163

•            Counterparty Risk

Exposure to derivative counterparty risk is measured by recognizing the different contracts maintained with the institution’s customers, including contracts without mitigating clauses, contracts with netting, contracts with Credit Support Annex (“CSA”) and with clearing houses, which receive a differentiated treatment.

The following table details the netting of these transactions:

		12/31/2017			12/31/2016			12/31/2015
		Gross amount assets	Gross amount liabilities	Net amounts	Gross amount assets	Gross amount liabilities	Net amounts	Gross amount assets	Gross amount liabilities	Net amounts
		(a)	(b)	(c) = (a) + (b)	(a)	(b)	(c) = (a) + (b)	(a)	(b)	(c) = (a) + (b)
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives with netting agreement		127,293	(96,942)	30,351	776,613	(885,158)	(108,545)	—	—	—
Derivatives without netting agreement		1,121,482	(998,212)	123,270	326,156	(22,176)	303,980	227,984	(253,183)	(25,199)
Total Derivatives	8	1,248,775	(1,095,154)	153,621	1,102,769	(907,334)	195,435	227,984	(253,183)	(25,199)
Net guarantees delivered in compensation houses (*)		78,097	—	78,097	56,818	—	56,818	724	—	724
Net guarantees delivered in bilateral agreements (**)	15/20	88,520	(79,589)	8,931	167,148	(49,776)	117,372	—	—	—
Net guarantees		166,617	(79,589)	87,028	223,966	(49,776)	174,190	724	—	724
Derivatives net of guarantees		1,169,186	(928,537)	240,649	1,052,993	(683,368)	369,625	227,984	(252,459)	(24,475)

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

•             Asset and Liability Management Commission (“ALM”): Meets biweekly to analyze management of structural interest rate and indexation risk in the Banking Book.

•             Liquidity and Market Commission: Meets biweekly to analyze management of funding liquidity risk.

•             Treasury Committee: Meets monthly to analyze matters related to treasury activity and establish agreements and strategies on related matters, always in line with current ALCO policies and guidelines.

•             Asset-Liability Committee (“ALCO”): Meets monthly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

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

In accordance with General Banking Law, the Bank must maintain a minimum ratio of regulatory capital to consolidated risk-weighted assets of 8%, net of required provisions, and a minimum ratio of core capital to total consolidated assets of 3%, net of required provisions. However, after the merger, the SBIF determined that the Bank’s regulatory capital could not be less than 10% of its risk-weighted assets. For this purpose, regulatory capital is determined based on capital and reserves or core capital, adjusted by:

•            adding subordinated bonds limited to 50% of core capital and

•            subtracting the asset balance of goodwill and unconsolidated investments in companies

•            adding non-controlling interest up to a maximum of 20% of core capital.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back each asset.  There are five risk categories (0%, 10%, 20%, 60% and 100%).  For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets.  Property, plant and equipment have 100% risk, which means that minimum capital equivalent to 8% of the value of these assets is needed.

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

As instructed in Chapter 12-1 “Equity for Legal and Regulatory Purposes” of the SBIF RAN, beginning in January 2010, a regulatory change was implemented that made effective Chapter B-3 of the Compendium of Accounting Standards and its subsequent amendments, which changed the risk exposures of contingent loans, passing from 100% to the percentages indicated below:

Type of Contingent Loan	Exposure
a) Collaterals and Guarantors	100%
b) Confirmed foreign letters of credit	20%
c) Issued documentary letters of credit	20%
d) Performance and bid bonds	50%
e) Unrestricted lines of credit:	35%
f) Other loan commitments:
- Higher education loans Law 20,027	15%
- Other	100%
g) Other contingent loans	100%

As of year-end, the ratio of assets to risk-weighted assets was as follows:

	Consolidated Assets		Risk-Weighted Assets
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	964,030	1,487,137	—	—
Transactions pending settlement	157,017	137,190	30,679	41,425
Trading securities	415,061	632,557	64,799	104,617
Receivables from repurchase agreements and securities borrowing	28,524	159,458	7,277	59,703
Financial derivative instruments	1,461,326	1,615,789	1,094,481	1,203,011
Loans and advances to banks	70,077	150,568	36,073	123,759
Loans to customers	19,767,434	20,449,754	17,850,495	18,713,221
Financial assets available for sale	2,653,066	2,054,110	501,656	326,964
Financial assets held to maturity	202,030	226,422	202,030	226,422
Investments in other companies	10,412	19,967	10,412	19,967
Intangible assets	1,605,234	1,657,614	435,991	469,167
Property, plant and equipment	130,579	119,970	130,579	119,970
Current tax assets	238,452	162,410	23,845	16,241
Deferred tax assets	161,109	287,051	16,111	28,705
Other assets	444,692	486,047	427,567	388,304
Off-balance-sheet assets
Contingent loans	2,199,660	2,255,880	1,319,796	1,353,528
Total risk-weighted assets	30,508,703	31,901,924	22,151,791	23,195,004

Figures are presented as required by local regulations.

Risk weighted assets are calculated according to Chapter 12-1 of the Recopilación Actualizada de Normas —RAN (update compilation of rules) issued by the Superintendency of Bank and Financial Institutions.

	Amount			Ratio
	2017		2016	2017		2016
	MCh$		MCh$	%		%
Basic capital	3,189,876	(a)	3,173,516	10.46	(c)	9.95
Regulatory capital	3,249,572	(b)	3,252,175	14.67	(d)	14.02

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

As of December 31, 2017, the Bank includes the following information within its management objectives, policies and processes:

•             In accordance with the SBIF’s authorization of the business combination, it determined that the resulting bank (from April 1, 2016 onward) shall maintain regulatory capital of not less than 10% of its risk-weighted assets.

•             The shareholder agreement established “Optimum Regulatory Capital” for Itaú Corpbanca (Chilean Bank) or Corpbanca Colombia (Colombian Bank), as appropriate, (a) of the greater of (i) 120% of the minimum regulatory Capital Ratio required by applicable law in the respective country; and (ii) the average minimum regulatory Capital Ratio of the three largest private banks (excluding the Chilean Bank and/or the Colombian Bank (measured in terms of the assets of the Chilean Bank and/or the Colombian Bank (measured in terms of assets) in Chile or Colombia, as appropriate, in each case the last day of the most recent fiscal year multiplied by (b) the risk-weighted assets (which include the risk-weighted assets of the Bank’s subsidiaries that are consolidated for the purpose of calculating the minimum regulatory capital ratio in each country) of the Chilean Bank or the Colombian Bank, as appropriate, as of the date one year after the last day of the most recent fiscal year, presuming that the risk-weighted assets grow during that year at a rate equal to the minimum growth rate.

•             The Bank, in consolidated terms (the owners of the Bank), has total equity of MCh$3,189,876 (MCh$3,173,516 in 2016).

•             In terms of regulatory ratios, the Bank closed the 2017 period with a ratio of core capital to total assets of 10.46% (9.95% in 2016), while the Basel Index (regulatory capital to total risk-weighted assets was 14,67% (14.02% in 2016).

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

Identifying risks:

•             Mapping processes

•             Identifying risks and controls associated with processes, products, projects

•             Identifying internal and external rules and regulations

•             Recording operating losses

Measuring and evaluating each risk identified:

•             Evaluating events

•             Evaluating internal and external rules and regulations

•             Walk-throughs and tests

•             Classifying controls (SOX, as defined below)

•             Evaluating business impacts of contingencies using a business impact analysis (“BIA”)

•             Corporate and regulatory self-assessment

Mitigation and control:

•             Defining the risk response (walk-throughs, tests, action plans)

•             Mitigating and controlling crisis situations

•             Monitoring the internal control environment

•             Defining and implementing risk indicators

•             Monitoring indicators and controls

•             Assisting with implementation of actions plans to mitigate audit comments and risk events

Reporting:

•             Management reports to the Bank’s senior management and committees

•             Coordinating operational risk, IT security, continuity and crisis management committees

•             Management reports to parent company

c.          Objectives

The main objectives of the Bank and its subsidiaries in managing operational risk are to:

•             Identify, evaluate, report, manage and monitor operational risk of activities, products and processes carried out or sold by the Bank or its subsidiaries;

•             Build a strong culture of operational risk management and internal controls with responsibilities clearly defined and duties properly segregated among business and support functions, whether developed internally or outsourced to third parties;

•             Generate effective internal reports on matters related to operational risk management, with scaling; and

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

Lastly, it continues to apply the Sarbanes-Oxley (“SOX”) methodologies for its main products and processes.

NOTE 35 MATURITY OF ASSETS AND LIABILITIES

a)        Maturity of financial assets

Below are the main financial assets grouped according to their remaining terms, including interest accrued as of December 31, 2017, 2016 and 2015:

		As of December 31, 2017
		Up to 1 month	From 1 month to 3 months	From 3 month to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	Total
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Trading portfolio financial assets	6	18,941	298	170,098	189,735	9,365	26,624	415,061
Investments under agreements to resell	7	27,923	601	—	—	—	—	28,524
Derivative financial instruments	8	112,249	102,009	199,966	260,818	284,247	289,486	1,248,775
Loans and receivables from banks (*)	9	43,096	—	16,621	10,568	—	—	70,285
Loans and receivables from customers (**)	10	1,531,883	1,649,448	2,689,484	4,174,173	2,952,407	7,385,210	20,382,605
Commercial loans		1,226,214	1,494,950	2,513,004	2,410,168	1,917,111	4,155,099	13,716,546
Mortgages loans		35,428	66,596	98,292	649,867	446,737	2,855,833	4,152,753
Consumer loans		270,241	87,902	78,188	1,114,138	588,559	374,278	2,513,306
Financial investments available-for-sale	11	86,201	155,376	408,093	790,503	805,892	417,413	2,663,478
Financial investments held to maturity	11	55,554	6,171	113,445	23,466	430	2,964	202,030

(*) Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$208.

(**) Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$383,950, Mortgage MCh$45,312 and Consumer MCh$189,265.

		As of December 31, 2016
		Up to 1 month	From 1 month to 3 months	From 3 month to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	Total
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Trading portfolio financial assets	6	7,475	14,708	279,372	244,335	60,968	25,699	632,557
Investments under agreements to resell	7	170,242	—	—	—	—	—	170,242
Derivative financial instruments	8	44,359	323,631	300,755	122,920	217,371	93,733	1,102,769
Loans and receivables from banks (*)	9	72,750	47,651	7,822	22,557	—	—	150,780
Loans and receivables from customers (**)	10	1,403,606	1,822,973	3,223,347	4,002,409	2,795,830	7,755,787	21,003,952
Commercial loans		1,154,891	1,683,001	3,031,056	2,318,045	1,846,661	4,600,817	14,634,471
Mortgages loans		29,808	50,810	76,685	566,873	402,947	2,761,394	3,888,517
Consumer loans		218,907	89,162	115,606	1,117,491	546,222	393,576	2,480,964
Financial investments available-for-sale	11	209,064	338,326	159,525	521,123	688,655	157,384	2,074,077
Financial investments held to maturity	11	95,697	13,405	114,514	—	—	2,817	226,433

(*) Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$212.

(**) Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$418,928, Mortgage MCh$23,472 and Consumer MCh$116,904.

		As of December 31, 2015
		Up to 1 month	From 1 month to 3 months	From 3 month to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	Total
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Trading portfolio financial assets	6	16,182	264	1,319	—	—	—	17,765
Investments under agreements to resell	7	10,293	—	—	—	—	—	10,293
Derivative financial instruments	8	6,513	18,799	27,499	58,540	116,633	—	227,984
Loans and receivables from banks (*)	9	49,842	30,141	16,687	2,798	—	—	99,468
Loans and receivables from customers (**)	10	651,320	862,768	2,374,316	660,737	1,616,802	635,128	6,801,071
Commercial loans		628,378	831,527	1,905,819	344,187	610,304	246,251	4,566,466
Mortgages loans		10,410	11,868	54,397	145,379	922,917	388,877	1,533,848
Consumer loans		12,532	19,373	414,100	171,171	83,581	—	700,757
Financial investments available-for-sale	11	169,786	272,490	68,325	1,909	—	2,475	514,985
Financial investments held to maturity	11	—	—	—	—	—	—	—

(*) Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$70.

(**) Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$61,995, Mortgage MCh$6,251 and Consumer MCh$27,333.

b)        Maturity of financial liabilities

Below are the main financial liabilities grouped according to their remaining terms, including interest accrued to as of December 31, 2017, 2016 and 2015:

		As of December 31, 2017
		Up to 1 month	From 1 month to 3 months	From 3 month to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	Total
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Obligations under repurchase agreements	7	420,320	600	—	—	—	—	420,920
Time deposits and saving accounts (*)	16	2,957,278	1,858,394	3,936,827	793,684	118,388	372,262	10,036,833
Derivative financial instruments	8	144,639	90,445	172,606	250,792	241,810	194,862	1,095,154
Borrowings from financial institutions	17	163,031	238,151	1,074,406	529,171	104,443	86,928	2,196,130
Debt issued	18	3,064	46,514	625,287	1,209,242	812,979	3,252,952	5,950,038

(*) Exclude term savings accounts totaling MCh$28,410 during 2017.

		As of December 31, 2016
		Up to 1 month	From 1 month to 3 months	From 3 month to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	Total
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Obligations under repurchase agreements	7	373,879	—	—	—	—	—	373,879
Time deposits and saving accounts (*)	16	3,379,325	2,462,804	2,262,166	2,708,973	96,621	639,396	11,549,285
Derivative financial instruments	8	67,702	235,972	235,374	112,317	206,924	49,045	907,334
Borrowings from financial institutions	17	279,217	274,361	652,998	735,710	168,635	68,949	2,179,870
Debt issued	18	3,682	1,617	495,789	1,324,415	1,366,694	2,268,056	5,460,253

(*) Exclude term savings accounts totaling MCh$32,425 during 2016.

		As of December 31, 2015
		Up to 1 month	From 1 month to 3 months	From 3 month to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	Total
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Obligations under repurchase agreements	7	—	43,727	—	—	—	—	43,727
Time deposits and saving accounts (*)	16	835,462	851,337	1,618,887	323,057	323,830	—	3,952,573
Derivative financial instruments	8	27,958	17,001	30,649	56,509	121,066	—	253,183
Borrowings from financial institutions	17	24,554	312,027	301,221	20,798	—	—	658,600
Debt issued	18	11,172	2,208	116,525	217,945	1,156,485	—	1,504,335

(*)Excluding term savings accounts for 2015.

NOTE 36 FOREIGN CURRENCY POSITION

Assets and liabilities denominated in foreign currencies or indexed to changes in exchange rates are summarized below:

	Payable in			Payable in
	Foreign Currency			Chilean Peso (*)			Total
	As of December 31,			As of December 31,			As of December 31,
	2017	2016	2015	2017	2016	2015	2017	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ASSETS
Cash and deposits in banks	1,209,141	1,692,086	250,652	—	—	23,756	1,209,141	1,692,086	274,408
Cash in the process of collection	53,058	66,208	33,088	—	—	—	53,058	66,208	33,088
Trading portfolio financial assets	633,721	847,778	—	—	—	—	633,721	847,778	—
Investments under agreements to resell	43,045	203,673	—	—	—	—	43,045	203,673	—
Derivative financial instruments	343,005	319,512	86,049	—	—	—	343,005	319,512	86,049
Surrendered by bank	58,829	224,797	139,643	—	—	—	58,829	224,797	139,643
Loans and receivables from customers and banks	10,433,739	10,754,875	1,768,791	10,835	12,165	23,756	10,444,574	10,767,040	1,792,547
Financial investments available-for-sale	1,196,914	700,517	—	15,721	15,561	—	1,212,635	716,078	—
Held to maturity investments	328,782	338,039	—	—	—	—	328,782	338,039	—
Investment in other companies	6,739	9,909	—	—	—	—	6,739	9,909	—
Intangible assets	309,932	315,148	—	—	—	—	309,932	315,148	—
Property, plant and equipment, net	79,487	59,939	—	—	—	—	79,487	59,939	—
Current income taxes	59,170	36,896	—	—	—	—	59,170	36,896	—
Deferred income taxes	40,498	117,271	—	—	—	—	40,498	117,271	—
Other assets	286,131	390,596	105,377	—	3	—	286,131	390,599	105,377
TOTAL ASSETS	15,082,191	16,077,244	2,383,600	26,556	27,729	47,512	15,108,747	16,104,973	2,431,112
LIABILITIES
Current accounts and demand deposits	3,549,162	3,791,293	227,541	—	—	—	3,549,162	3,791,293	227,541
Transaction in the course of payment	86,410	44,614	11,579	—	—	—	86,410	44,614	11,579
Obligations under repurchase agreements	612,967	550,020	—	—	—	—	612,967	550,020	—
Time deposits and saving accounts	5,234,239	6,182,859	805,971	2	7	—	5,234,241	6,182,866	805,971
Derivative financial instruments	230,050	204,062	67,829	—	—	—	230,050	204,062	67,829
Borrowings from financial institutions	3,540,276	3,254,744	927,501	—	—	—	3,540,276	3,254,744	927,501
Debt issued	2,260,764	2,387,535	—	—	—	—	2,260,764	2,387,535	—
Other financial obligations	1,320	3,382	—	—	—	—	1,320	3,382	—
Current income tax provision	—	—	—	—	—	—	—	—	—
Deferred income taxes	18,523	140,900	—	—	—	—	18,523	140,900	—
Provisions	148,737	119,361	—	—	—	—	148,737	119,361	—
Other liabilities	242,861	185,618	1,500	1,053	—	—	243,914	185,618	1,500
TOTAL LIABILITIES	15,925,309	16,864,388	2,041,921	1,055	7	—	15,926,364	16,864,395	2,041,921

(*) Includes transactions denominated in foreign currencies but that are settled in pesos.

NOTE 37 SUBSEQUENT EVENTS

ITAÚ CORPBANCA

In the Annual Ordinary Shareholders’ Meeting held on March 27, 2018, the Bank’s shareholders agreed to distribute a dividend equal to 40% of 2017’s net income, which represents an aggregate amount equal to Ch$22,978,721,573, payable to the holders of the Bank’s 512,406,760,091 total outstanding shares in a proportion of Ch$0.044844469 per share.

Between January 1, 2018, and April 6, 2018 the date of issuance of these Consolidated Financial Statements, there have been no other events after the reporting period that could affect the presentation and/or results of the Financial Statements.

Jonathan Covarrubias	Milton Maluhy
Chief Accounting Officer	Chief Executive Officer