Form 20-F/A
period 2017-12-31
CORPBANCA/FI
filed 2018-05-04
CIK 1276671

As filed with the Securities and Exchange Commission on May 4, 2018

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐  Yes  ☐  No

EXPLANATORY NOTE

Itaú Corpbanca (the “Company”) is filing this Amendment No. 1 (the “Amendment”) to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on April 11, 2018 (the “Original Filing”), solely for the purposes of adding Exhibit 101 to Item 19 “Exhibits,” which was not included in the Original Filing, and to furnish the registrant’s XBRL (eXtensible Business Reporting Language) information in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate any other items or disclosures contained in the Original Filing and does not reflect events occurring after the date of the Original Filing. This Amendment consists solely of the cover page, this explanatory note, the exhibit index and the exhibits filed herewith.

ITEM 19. EXHIBITS

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	In accordance with Rule 406T(b)(2) of Regulation S-T, this eXtensible Business Reporting Language (XBRL) information is furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

ITAÚ CORPBANCA

/s/ Milton Maluhy
	Name:	Milton Maluhy
	Title:	Chief Executive Officer

/s/ Gabriel Moura
	Name:	Gabriel Moura
	Title:	Chief Financial Officer

Date: May 4, 2018